Form 20-F
period 2002-12-31
RIO TINTO PLC; RIO TINTO LTD
filed 2003-04-23
CIK 863064, 887028

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

Registration statement pursuant to Section 12 (b) or 12(g) of the Securities Exchange Act of 1934
or
Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the financial year ended: 31 December 2002
or
Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from: ____________ to ____________

Commission file number: 1-10533	Commission file number: 0-20122

Rio Tinto plc	Rio Tinto Limited
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

England and Wales	Victoria, Australia
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

6 St James’s Square	Level 33, 55 Collins Street
London, SW1Y 4LD, England	Melbourne, Victoria 3001, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange	Name of each exchange	Title of each class
	on which registered	on which registered
American Depositary	New York Stock		None
Shares*	Exchange
Ordinary Shares of 10p	New York Stock
each**	Exchange
*	Evidenced by American Depository Receipts. Each American Depository Share Represents four Rio Tinto plc Ordinary Shares of 10p each.
**	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Title of each class
None	American Depositary Shares***
Ordinary Shares
***	Evidenced by American Depository Receipts. Each American Depository Share represents four Rio Tinto Limited Ordinary Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None	None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of each class	Number	Number	Title of each class
Ordinary Shares of 10p each	1,065,481,600	498,818,278	Ordinary Shares
DLC Dividend Share of 10p	1	1	DLC Dividend Share
Special Voting Share of 10p	1	1	Special Voting Share

     Indicate by check mark whether the Registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports), and (2) have been subject to such filing requirements for the past 90 days:

Yes	No
Indicate by check mark which financial statement item the Registrants have elected to follow:

Item 17	Item 18

Only (i) the information in this document that is referenced in the answers to the Items of this Form 20-F, and (ii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statement on Form F-3 (File No. 333-13558), which was filed by Rio Tinto Finance (USA) Limited, Rio Tinto plc and Rio Tinto Limited, and any other documents, including any documents filed by Rio Tinto Finance (USA) Limited, Rio Tinto plc or Rio Tinto Limited pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference this Form 20-F. Any information herein which is not referenced in the answers to the Items of this Form 20-F, or the Exhibits themselves, shall not be deemed to be so incorporated by reference.
     The information contained in the 2002 Annual report and the 2002 Annual report – Appendix has not materially changed since 20 February 2003.

Rio Tinto

Rio Tinto is a leading international mining group, combining Rio Tinto plc and Rio Tinto Limited in a dual listed companies structure as a single economic entity, nevertheless both Companies remain as separate legal entities with separate share listings and registrars, and with separate ADR programmes.

Rio Tinto 2002 Form 20-F   1

Back to Contents

RIO TINTO

PART I

Item 1.   Identity of Directors, Senior Management and Advisors
Not applicable.

Item 2.   Offer Statistics and Expected Timetable
Not applicable.

Item 3.   Key Information

Selected consolidated financial data
The following selected consolidated financial data are derived from the consolidated financial statements of the Rio Tinto Group presented elsewhere herein, which have been audited by our independent auditors, PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, London and PricewaterhouseCoopers, Chartered Accountants, Perth, restated where appropriate to accord with the current accounting policies and presentations. The selected consolidated financial data should be read in conjunction with, and qualified in their entirety by reference to, the consolidated financial statements and notes thereto included elsewhere in this Annual Report.
     The consolidated financial statements are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. Details of the principal differences between UK GAAP and US GAAP are set out on pages A-58 to A-72 of the 2002 Annual report - Appendix.

Rio Tinto Group

Income Statement Data
For the years ending 31 December	2002	2001	2000	1999	1998
Amounts in accordance with UK GAAP
(US$ millions)

Consolidated turnover	8,443	8,152	7,875	7,197	7,112
Group operating profit (a)	831	1,562	2,188	1,631	1,247
Net earnings (a)	651	1,079	1,507	1,282	700

Group operating profit per share (US cents)	60.3	113.6	159.4	119.1	89.7
Net earnings per share (US cents)	47.3	78.5	109.8	93.6	50.4
Dividends per share (US cents) (b)	60.0	59.0	57.5	55.0	52.0
Dividends per share (pence) (b)	37.47	41.68	38.87	34.23	31.99
Dividends per share (Australian cents) (b)	105.93	115.27	102.44	87.11	83.52
Weighted average number of shares (millions) (b)	1,377	1,375	1,373	1,370	1,390

Diluted earnings per share figures are US 0.2 cents lower than the basic earnings per share figures shown for 2001 above and approximately US 0.1 cents lower than the basic earnings per share figures for 2002 and all other years.

Amounts in accordance with US GAAP
(US$ millions)

Consolidated turnover (c)	8,447	8,157	7,859	7,197	7,112
Group operating profit (e)	1,143	1,557	1,706	1,407	1,207
Net earnings (e)	581	1,038	1,174	958	761

Group operating profit per share (US cents) (e)	83.0	113.2	124.3	102.7	86.8
Net earnings per share (US cents) (e)	42.2	75.5	85.5	69.9	54.8

Diluted earnings per share figures are approximately US 0.1 cents lower than each of the basic earnings per share figures above.

Balance Sheet Data
at 31 December	2002	2001	2000	1999	1998
Amounts in accordance with UK GAAP
(US$ millions)

Total assets (e)	20,204	19,540	19,367	15,533	16,211
Share capital/ premium	2,580	2,486	2,535	2,784	2,791
Shareholders' funds (net assets) (e)	7,462	7,043	7,211	6,963	6,286

Rio Tinto 2002 Form 20-F   2

Back to Contents

Amounts in accordance with US GAAP
(US$ millions)

Total assets	22,600	22,102	21,530	17,469	18,412
Share capital/premium	2,580	2,486	2,535	2,784	2,791
Shareholders' funds (net assets) (e)	9,517	9,571	9,812	9,928	9,505

Rio Tinto plc - part of Rio Tinto Group

Income Statement Data
for the years ending 31 December	2002	2001	2000	1999	1998
Amounts in accordance with UK GAAP
(US$ millions)

Consolidated turnover	3,929	3,723	3,993	4,016	3,904
Group operating profit (a)	(19)	137	915	779	351
Net earnings (a)	195	491	1,064	970	388

Group operating profit per share (US cents)	(1.8)	12.9	86.0	73.4	32.8
Net earnings per share (US cents)	18.3	46.1	100.1	91.4	36.3
Dividends per share (US cents) (b)	60.0	59.0	57.5	55.0	52.0
Dividends per share (pence) (b)	37.47	41.68	38.87	34.23	31.99
Weighted average number of shares (millions) (b)	1,065	1,064	1,063	1,061	1,070

Diluted earnings per share figures are approximately US 0.1 cents lower than each of the basic earnings per share figures above.

Amounts in accordance with US GAAP
(US$ millions)

Consolidated turnover (c)	3,929	3,727	3,982	4,016	3,904
Group operating profit (e)	(528)	551	732	594	295
Net earnings (e)	(206)	618	820	669	444

Group operating profit per share (US cents) (e)	(49.6)	51.8	68.8	56.0	27.6
Net earnings per share (US cents) (e)	(19.3)	58.1	77.1	63.1	41.5

Diluted earnings per share figures are approximately US 0.1 cents lower than each of the basic earnings per share figures above.

Balance Sheet Data
at 31 December	2002	2001	2000	1999	1998
Amounts in accordance with UK GAAP
(US$ millions)

Total assets (e)	12,606	11,921	11,948	11,390	12,113
Share capital/premium	1,764	1,754	1,741	1,882	1,954
Shareholders' funds (net assets) (e)	5,899	5,902	6,325	5,558	5,044

Amounts in accordance with US GAAP
(US$ millions)
Total assets	13,941	13,735	13,557	13,408	14,399
Share capital/premium	1,764	1,754	1,741	1,882	1,954
Shareholders' funds (net assets) (e)	7,697	8,371	8,693	8,222	7,985

Rio Tinto 2002 Form 20-F   3

Back to Contents

Rio Tinto Limited - part of Rio Tinto Group

Income Statement Data
for the years ending 31 December	2002	2001	2000	1999	1998
Amounts in accordance with UK GAAP
(US$ millions)

Consolidated turnover	4,514	4,429	3,882	3,181	3,208
Group operating profit (a)	855	1,425	1,273	852	896
Net earnings (a)	736	942	771	606	612

Group operating profit per share (US cents)	171.3	286.1	235.7	141.8	143.4
Net earnings per share (US cents)	147.6	189.0	142.8	100.8	97.9
Dividends per share (US cents) (b)	60.0	59.0	57.5	55.0	52.0
Dividends per share (Australian cents) (b)	105.93	115.27	102.44	87.11	83.52
Weighted average number of shares (millions) (b)	499	498	540	601	625

Diluted earnings per share figures are approximately US 0.2 cents lower than the basic earnings per share figures shown above for 2002 and approximately US 0.1 cents lower than the basic earnings per share figures for the other years shown above.

Amounts in accordance with US GAAP
(US$ millions)

Consolidated turnover (c)	4,518	4,430	3,873	3,181	3,208
Group operating profit (e)	1,676	1,006	974	813	912
Net earnings (e)	1,267	671	614	562	623

Group operating profit per share (US cents) (e)	335.9	202.0	180.3	135.3	145.9
Net earnings per share (US cents) (e)	254.0	134.6	113.9	93.5	99.8

Diluted earnings per share figures are approximately US 0.3 cents lower than the basic earnings per share figures shown above for 2002 and approximately US 0.1 cents lower than the basic earnings per share figures for the other years shown above.

Balance Sheet Data
at 31 December	2002	2001	2000	1999	1998
Amounts in accordance with UK GAAP
(US$ millions)

Total assets (e)	10,382	9,977	9,542	5,743	5,643
Share capital/premium	964	865	939	1,276	1,216
Shareholders' funds (net assets) (e) (f)	2,510	1,828	1,420	2,669	2,434

Amounts in accordance with US GAAP
(US$ millions)

Total assets	11,609	10,770	10,236	6,021	5,908
Share capital/premium	964	865	939	1,276	1,216
Shareholders' funds (net assets) (e)	2,922	1,920	1,795	3,233	2,981

(a)	2002 Rio Tinto Group operating profit under UK GAAP is after charging US$962 million for asset write downs, of which US$529 million relates to Rio Tinto plc and US$433 million to Rio Tinto Limited. In addition, Group operating profit for 2002 includes US$116 million for environmental remediation charges all of which relates to Rio Tinto plc. 2002 net earnings for the Rio Tinto Group include US$763 million for asset write downs of which US$623 million relates to Rio Tinto plc and US$225 million to Rio Tinto Limited. In addition, Group net earnings for 2002 include US$116 million for environmental remediation charges all of which relate to Rio Tinto plc. Under UK GAAP these asset write downs and the environmental remediation charge are classed as ‘exceptional'. Similarly, 2001 Rio Tinto Group operating profit under UK GAAP is after charging US$715 million for 'exceptional' asset write downs, of which US$644 million relates to Rio Tinto plc and US$71 million to Rio Tinto Limited. 2001 Rio Tinto Group net earnings under UK GAAP are after charges of US$583 million for asset write downs of which US$551 million relates to Rio Tinto plc and US$52 million to Rio Tinto Limited. None of the ‘exceptional’ charges described above qualify as extraordinary items under US GAAP.
(b)	These figures are the same under both UK and US GAAP.
(c)	A cumulative adjustment was made in 2000 to reflect the application of Staff Accounting Bulletin No. 101 (‘SAB101’) ‘Revenue recognition in financial statements’. The effect of SAB 101 is described on page A-61.
(d)	The results for all years relate wholly to continuing operations.
(e)	Total assets and shareholders’ funds under UK GAAP have been restated for all years to reflect the implementation of FRS19 ‘Deferred Tax’. The application of FRS 19 did not impact significantly on net earnings and, accordingly, net earnings have not been restated. Rio Tinto Group, Rio Tinto plc and Rio Tinto Limited operating profit, net earnings and shareholders’ funds under US GAAP have been restated for prior years to reflect the implementation of FAS 123 ‘Accounting for Stock Based Compensation’ in 2002.
(f)	The decrease in Rio Tinto Limited shareholders’ funds in 2000 reflects the repurchase of 91,000,000 of its shares from Rio Tinto plc in that year.

Rio Tinto 2002 Form 20-F   4

Back to Contents

Exchange rates
The following tables show, for the periods and dates indicated, the exchange rates for the pound sterling and the Australian dollar, based on the Noon Buying Rates from the Federal Reserve Bank of New York as indicated by Bloomberg, expressed in US dollars per £1.00 and per A$1.00. The Noon Buying Rate on such dates differs slightly from the rates used in the preparation of Rio Tinto’s consolidated financial statements as of such dates. No representation is made that the pound sterling and Australian dollar amounts have been, could have been or could be converted into US dollars at the Noon Buying Rate on such dates or on any other dates.

Pounds sterling	Period	Period	High	Low
	end	average

1998	1.66	1.66	1.72	1.61
1999	1.62	1.62	1.67	1.55
2000	1.49	1.52	1.65	1.40
2001	1.45	1.44	1.50	1.37
2002	1.61	1.50	1.61	1.41
2003 (through 4 April 2003)	1.56	1.60	1.65	1.56

Sep 2002	1.57	1.56	1.57	1.53
Oct 2002	1.56	1.56	1.57	1.54
Nov 2002	1.56	1.57	1.59	1.54
Dec 2002	1.61	1.59	1.61	1.56
Jan 2003	1.65	1.62	1.65	1.60
Feb 2003	1.57	1.61	1.65	1.57
Mar 2003	1.58	1.58	1.61	1.56
Apr 2003 (through 4 April)	1.58	1.57	1.58	1.56

Australian dollars	Period	Period	High	Low
	end	average

1998	0.612	0.629	0.687	0.555
1999	0.656	0.645	0.668	0.610
2000	0.556	0.579	0.672	0.511
2001	0.512	0.517	0.571	0.483
2002	0.563	0.544	0.575	0.506
2003 (through 4 April 2003)	0.601	0.594	0.616	0.563

Sep 2002	0.543	0.547	0.552	0.542
Oct 2002	0.555	0.550	0.559	0.542
Nov 2002	0.560	0.561	0.566	0.556
Dec 2002	0.563	0.562	0.566	0.559
Jan 2003	0.586	0.583	0.592	0.563
Feb 2003	0.608	0.596	0.608	0.584
Mar 2003	0.600	0.601	0.616	0.591
Apr 2003 (through 4 April)	0.605	0.602	0.605	0.601

Risk factors
Risk factors have been discussed on page 7 of the 2002 Annual report.

Cautionary statement about forward looking statements
In order to invoke the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, Rio Tinto is providing the following cautionary statement:
     This document contains certain forward looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group.
These statements may generally, but not always, be identified by the use of words such as “believes”, “expects”, “may”, “should”, “will”, or similar expressions, used in connection with estimated reserves, anticipated production or construction commencement dates, costs, outputs and productive lives of assets or similar factors. Such forward looking statements involve known and unknown risks, uncertainties and other factors beyond the Group’s control. For example, future reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty.
     The Group cannot guarantee that its forward looking statements will not differ materially from actual results.

Rio Tinto 2002 Form 20-F   5

Back to Contents

Item 4.   Information on the Company
Information on the Rio Tinto Group has been set out on pages 8 to 20 and on pages 24 to 29 of the 2002 Annual report and on pages A-33 to A-38 in the 2002 Annual report – Appendix. A description of Rio Tinto’s dual listed companies structure has been set out on pages 68 to 69 of the 2002 Annual report and its principal subsidiaries have been listed in note 31 on page 116 of the 2002 Annual report.

Governmental regulations
Rio Tinto is subject to extensive governmental regulations that affect all aspects of its operations, and consistently seeks to apply best practice in all of its activities. Due to Rio Tinto’s product and geographical spread there is unlikely to be any single governmental regulation that could have a material effect. Native title has since 1992 been accepted as a part of Australia’s common law. The Native Title Act 1993 provides, amongst other things, a framework for the validation of title, including mining tenements, that might be affected by the existence of native title; the determination of native title claims; a ‘right to negotiate’ process with respect to the grant of new exploration and mining tenements and certain compulsory acquisitions of land; and the negotiation and registration of indigenous land use agreements. US based operations are subject to local environmental legislation. The South African Department of Mines has recently published a ‘scorecard’ by which companies will be judged to have made progress with black economic empowerment and the attainment, for value, of the target for 26% ownership in ten years. In addition, new royalty payments are to be introduced that will be calculated on a gross sales value basis in relation to any minerals extracted.

Marketing channels
Each business within each Product group is responsible for the marketing and sale of their respective metal and mineral production. Rio Tinto therefore has numerous marketing channels which vary depending on the individual business and the type of products and markets involved.
     In general, Rio Tinto’s businesses contract their metal and mineral production direct to end users under long term supply contracts and at prevailing market prices. Typically, these contracts specify annual volume commitments and an agreed mechanism for determining prices, for example, businesses producing non-ferrous metals and minerals reference their sales prices to the London Metal Exchange (‘LME’) or other metal exchanges such as the Commodity Exchange Inc (‘Comex’). Businesses producing coal and iron ore would typically reference their sales prices to annually negotiated industry benchmarks. In markets where international reference market prices do not exist or are not transparent, businesses negotiate product prices on an individual customer basis.
     Rio Tinto’s marketing channels include a network of regional sales offices worldwide. Some products in certain geographical markets are sold via third party agents or to major trading companies.
     A description of Rio Tinto plc’s and Rio Tinto Limited’s principal markets, a breakdown of revenue by category of activity and geographic market has been set out on pages A-33 to A-39 of the 2002 Annual report – Appendix.

Item 5.   Operating and Financial Review and Prospects

Individual listed company information: Rio Tinto plc and Rio Tinto Limited - parts of Rio Tinto Group
The Rio Tinto Group’s Operating and Financial review and Prospects have been set out on pages 30 to 49 of the 2002 Annual report. An update on recent developments at the Palabora Mining Company (Palabora) has been set out below.
     The economic interests of Rio Tinto plc and Rio Tinto Limited were merged in December 1995 as a result of the Dual Listed Companies ('DLC') merger. The DLC merger has the effect that shareholders can be regarded as having interests in a single economic enterprise that is under common control and management. Accordingly, the Group financial statements and the Operating and Financial Review and Prospects have been presented on a combined basis in the 2002 Annual report. Provided below are separate discussion and analyses relating to Rio Tinto plc and Rio Tinto Limited respectively, as a supplement to the discussion of the Rio Tinto Group set out on pages 30 to 49 of the 2002 Annual report.

Rio Tinto plc - part of Rio Tinto Group

2002 compared with 2001
Rio Tinto plc's net sales revenue (referred to as consolidated turnover in the financial statements) was US$3,929 million in 2002, six per cent higher than in 2001. The increase primarily reflected higher volumes at Utah Copper and higher average prices at Kennecott Energy. Profit on ordinary activities before interest and tax was US$910 million compared with US$1,253 million in 2001. Exceptional asset write downs reflected in this number were US$639 million in 2002 against US$671 million in 2001. US$480 million of the write downs in 2002 and US$531 million of the write downs in 2001 related to Utah Copper. 2002 exceptional asset write downs also included US$89 million relating to Rio Tinto Limited's write down of the Iron Ore Company of Canada Inc. The remainder of the write downs in 2001 related to gold producing assets. In addition, in 2002, there was an exceptional charge of US$116 million relating to environmental remediation works at Utah Copper. None of these exceptional charges would qualify as extraordinary items under US GAAP. In addition to the above exceptional items, the reduction in profit before interest and tax reflected the absence of the US$54 million gain on disposal of Norzink in 2001, adverse exchange rates, inflation and adverse changes in other corporate items including pension costs.

Rio Tinto 2002 Form 20-F   6

Back to Contents

     Interest rates for the majority of Rio Tinto plc's borrowings are based on 3 month LIBOR, which averaged 1.8 per cent in 2002 and 3.8 per cent in 2001. Net interest payable was US$69 million lower than in 2001 as the lower interest rate more than offset the effect of increased net debt in the year.
     The effective tax rate was 30.7 per cent (2001: 30.1 per cent) before exceptional charges and 61.8 per cent (2001: 38.5 per cent) after exceptional charges. The 2001 effective tax rate before exceptional charges benefited from the US$54 million non taxable gain on the sale of Norzink.
     Net earnings of US$195 million (2001: US$491 million) were reduced in both years by the exceptional charges referred to above. Adjusted net earnings at US$934 million (2001: US$1,042 million) exclude the exceptional charges and are lower as a result of the factors noted above.
     Total cash flow from operations was US$1,976 million compared with US$1,532 million in 2001. Reductions in working capital in the period largely reversed the increases in 2001. Dividends from associates increased, reflecting a US$146 million dividend paid by Rio Tinto Limited to Rio Tinto plc on the DLC Dividend Share.
     Capital expenditure and financial investment remained around the same level as in 2001. However, 2002 includes the purchase of US$304 million of US treasury bonds held as security for the deferred consideration on the North Jacobs Ranch reserves acquired during the period, which is payable over the next four years. A net US$87 million of funds were advanced to Rio Tinto Limited companies in 2002 which compares with an advance of US$399 million in 2001.
     The net cash inflow from acquisitions and disposals of US$104 million in 2002 included the remittance of US$115 million from Rio Tinto Limited in relation to the buyback of some of its shares from Rio Tinto plc in 2000. Dividends paid to shareholders were US$108 million higher than in 2001 as a result of the change in policy for weighting of interim and final dividends announced in 2001. Net debt increased from US$2,311 million at 31 December 2001 to US$2,625 million at 31 December 2002 primarily reflecting the cash outflow before management of liquid resources and financing of US$235 million discussed above. Shareholders' funds were US$5,899 million at the end of 2002 compared with US$5,902 million at the end of 2001. Retained losses of US$444 million were offset by positive exchange rate changes, primarily on the Australian dollar, and the impact of the dividend on the DLC Dividend Share.

2001 compared with 2000
Rio Tinto plc's net sales revenue was US$3,723 million in 2001 compared with US$3,993 million in 2000, a seven per cent decrease. The decrease reflected lower copper prices and a decline in borate and titanium volumes. Profit on ordinary activities before interest and tax was US$1,253 million (2000: US$2,022 million) after exceptional asset write downs of US$671 million. The exceptional asset write-down of US$644 million included in Rio Tinto plc group operating profit related to Utah Copper which produces both copper and gold. The exceptional asset write down did not qualify as an extraordinary item under US GAAP. The decrease in profit on ordinary activities before interest and tax reflected the exceptional asset write downs and the lower sales discussed above. Interest rates for the majority of Rio Tinto plc's borrowings are based on 3 month LIBOR, which averaged 3.8 per cent in 2001 and 6.5 per cent in 2000. Rio Tinto plc's interest charges reduced in 2001 as the benefit of lower average interest rates offset the effect of the increase in net debt.
     The effective tax rate was 30.1 per cent (2000: 31.8 per cent) before exceptional asset write downs and 38.5 per cent (2000: 31.8 per cent) after exceptional asset write downs. The tax rate benefited from the lower tax rate in Australia where 2001 earnings were taxed at 30 per cent compared with 34 per cent in 2000.
     Net earnings of US$491 million (2000: US$1,064 million) were reduced by exceptional asset write downs. Adjusted net earnings at US$1,042 million (2000: US$1,064 million), which are stated after adding back exceptional asset write downs of US$551 million, were US$22 million lower than in 2000 as a result of the factors noted above.
     Total cash flow from operations was US$1,532 million in 2001 compared with US$1,665 million in 2000. This was attributable to the lower operating profit and an increase of US$97 million in inventories. The inventory increase reflected a measured response to cyclical changes in market demand. Capital expenditure and financial investment of US$1,214 million was US$628 million higher than in 2000. This increase included expenditure on the Diavik development, an advance to a Rio Tinto Limited company to fund capital expenditure, the purchase of an investment in the Labrador Iron Ore Royalty Income Fund and a loan to a Rio Tinto Limited company of US$270 million.
     Acquisitions of US$221 million included the purchase by Kennecott Energy of Pacificorp's interest in a coal supply agreement. Disposals of US$96 million included the disposal of Rio Tinto plc's interest in the Norzink smelter. The sale realised a gain of US$54 million on which no tax was payable. Disposals also included the receipt of US$120 million which resulted from buybacks by Rio Tinto Limited in prior years of share capital previously held by Rio Tinto plc. Shares issued of US$13 million included US$6 million for shares issued as consideration for acquisitions by Rio Tinto Limited for which payment was received from Rio Tinto Limited.
     Net debt increased from US$1,760 million at the end of 2000 to US$2,311 million at the end of 2001, primarily reflecting the net cash outflow before management of liquid resources and financing of US$635 million, discussed above. Shareholders' funds decreased from US$6,325 million at the end of 2000 to US$5,902 million at the end of 2001. The decrease included retained losses of US$137 million and exchange losses of US$299 million on the revaluation of Australian, South African and Namibian assets to year end rates.

Rio Tinto 2002 Form 20-F   7

Back to Contents

Palabora
Information on Palabora is given on page 42 of the 2002 Annual Report. Full production from the underground project is now expected by the end of 2003. Palabora has advised the market that it will seek to refinance its debt and has been provided with interim financing of up to US$50 million by Rio Tinto on commercial terms.

Rio Tinto Limited - part of Rio Tinto Group

2002 Compared with 2001
Rio Tinto Limited's net sales revenue was US$4,514 million in 2002, 2 per cent higher than in 2001. The effect of higher volumes at Argyle and the commencement of West Angelas operations more than offset the absence of sales from the Forestry operations which were disposed of in 2001. Profit on ordinary activities before interest and tax was US$1,180 million compared with US$1,745 million in 2001. This fall included the impact of US$433 million of exceptional asset write downs in 2002 compared with US$71 million of exceptional asset write downs in 2001. The 2002 exceptional asset write down related primarily to the Iron Ore Company of Canada Inc (IOC). The 2001 asset write down related to some of Rio Tinto Limited's gold producing assets. The exceptional asset write downs do not qualify as extraordinary items under US GAAP. The decrease in profit on ordinary activities before interest and tax also reflected the strengthening of the Australian dollar against the US dollar, which increased costs, and lower prices for iron ore and coal. The interest charge of US$124 million is US$66 million lower than in 2001. Interest rates for the majority of Rio Tinto Limited's borrowings are based on 3 month LIBOR which averaged 1.8 per cent in 2002 and 3.8 per cent in 2001.
     The effective tax rate was 31.7 per cent (2001: 33.7 per cent) before exceptional asset write downs and 40.9 per cent (2001: 34.0 per cent) after exceptional asset write downs. The effective rate before exceptional asset write downs in 2002 benefited from reductions in deferred tax provisions brought forward from prior years.
     There was a credit of US$126 million for amounts attributable to outside shareholders in 2002 compared to a charge in 2001 of US$72 million. Profits attributable to outside interests for 2002 are reduced by US$166 million as a result of exceptional asset write downs. Lower profits at partly owned operations reduced the amount attributable to outside interests in addition to this impact from exceptional asset write downs.
     Net earnings at US$736 million were US$206 million below 2001 which reflects the exceptional asset write downs of US$225 million after tax and minorities in 2002.
     Total cash flow from operations increased to US$2,043 million from US$1,992 million in 2001. Lower operating profits were offset by other favourable movements including a reduction in inventories as West Angelas came into production and as a result of an IOC shut down in August. Capital expenditure and financial investment remained at around the same level as 2001 as increased spending on the Comalco Alumina Refinery and Hail Creek compensated for the suspension of expenditure on IOC's Sept-Iles pellet plant and the completion of West Angelas.
     There were net disposals of US$138 million in 2002. The disposals largely related to units acquired with Peabody's Australian coal businesses in 2001. Acquisitions primarily related to an increase in the Group's interest in lines 1 and 2 at Boyne Smelters.
     Dividends paid in 2002 included a dividend of US$146 million paid to Rio Tinto plc in relation to the DLC Dividend Share.
     Rio Tinto Limited received loans of US$87 million from Rio Tinto plc during the year and repaid US$115 million of the consideration outstanding for 91,000,000 of its shares repurchased from Rio Tinto plc in 2000.
     Net debt decreased from US$3,400 million at 31 December 2001 to US$3,122 million at 31 December 2002 reflecting the cash flow during the period.
     Rio Tinto Limited completed the sale of its 25 per cent interest in Minera Alumbrera Limited, Argentina together with its wholly owned Peak Gold Mine in New South Wales, Australia for US$210 million on 19 March 2003.

2001 compared with 2000
Rio Tinto Limited's net sales revenue was US$4,429 million in 2001, 14 per cent higher than in 2000. This was mainly due to the full year impact of the North companies purchased in August 2000. The lower aluminium price and lower volumes at Argyle Diamonds offset the effect of higher coal prices. Profit on ordinary activities before interest and tax was US$1,745 million compared with US$1,456 million in 2000. This mainly reflected the acquisition of the North companies and Rio Tinto Limited's share of the joint venture profits contributed by the Peabody coal operations purchased by Coal & Allied in January 2001. Profit on ordinary activities before interest and tax also included US$71 million of exceptional asset write downs relating to some of Rio Tinto Limited's gold producing assets. The exceptional asset write downs did not qualify as extraordinary items under US GAAP. The interest charge of US$190 million was US$59 million higher than in 2000, reflecting a full year's cost of financing the 2000 acquisitions partly offset by lower average interest rates. Interest rates for the majority of Rio Tinto Limited's borrowings are based on 3 month LIBOR, which averaged 3.8 per cent in 2001 and 6.5 per cent in 2000.
     The effective tax rate was 33.7 per cent (2000: 34.6 per cent) before exceptional asset write downs and 34.0 per cent (2000: 34.6 per cent) after exceptional asset write downs. The tax rate benefited from the lower tax rate in Australia where 2001 earnings were taxed at 30 per cent compared with 34 per cent in 2000. This was partly offset by an increase in the amount of non-tax deductible depreciation and amortisation.
     Net earnings at US$942 million (2000: US$771 million) are stated after charging exceptional asset write downs of US$52 million. The increase of US$171 million was a result of the factors noted above.

Rio Tinto 2002 Form 20-F   8

Back to Contents

     Total cash flow from operations increased to US$1,992 million from US$1,909 million in 2000 as a result of higher operating profits. Capital expenditure and financial investment was US$763 million, US$443 million higher than in 2000. There was increased investment at Robe, including West Angelas, and at IOC, including the Sept Iles project. Acquisitions and disposals involved a net cash outlay of US$541 million. Acquisitions of US$744 million included the purchase by Coal & Allied, Rio Tinto Limited's 72.7 per cent subsidiary, of the Australian coal operations of the Peabody Group, and an additional 8.3 per cent equity share in Queensland Alumina purchased by Comalco. Disposals of US$203 million included the sale of the forestry operations and certain other assets acquired with North Limited in 2000. These disposals had no earnings effect as the fair values ascribed to these assets on acquisition were adjusted during 2001, to reflect the sales proceeds, as part of the finalisation of the purchase price allocation. Rio Tinto Limited received loans of US$399 million from Rio Tinto plc during the year.
     Net debt increased to US$3,400 million from US$3,290 million at 31 December 2000 primarily as a result of the debt acquired with the Peabody operations. Shareholders' funds increased from US$1,420 million at 31 December 2000 to US$1,828 million at 31 December 2001. Retained profits for 2001 were US$648 million but there was a reduction of US$241 million as a result of the revaluation of Australian assets at closing rates of exchange.

Critical accounting policies
For both Rio Tinto plc and Rio Tinto Limited, the discussion and analysis of financial condition and results of operations presented above are based upon their consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United Kingdom (‘UK GAAP’). Principal accounting policies are given in note 1 to the consolidated financial statements on pages A-9 to A-11 of the 2002 Annual report - Appendix. Critical accounting policies are discussed on page 33 of the 2002 Annual report. Additional information on the Group's accounting policy relating to deferred stripping costs is given below.
     In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can economically be extracted. The process of mining overburden and waste materials is referred to as stripping. During the development of a mine, before production commences, it is generally accepted that stripping costs are capitalised as part of the investment in the construction of the mine.
     Stripping of waste materials continues during the production stage of the mine. Some mining companies expense these production stage stripping costs as incurred, while others defer such stripping costs. Those mining companies that expense stripping costs as incurred, will report greater volatility in the results of their operations from period to period. Rio Tinto defers stripping costs for those operations where this is the most appropriate basis for matching revenue and costs, and the effect is material.
     The relationship between the ‘stripping ratio’ in the period and that planned for the life of the particular mine is important in determining the amount, if any, of stripping costs that are deferred. The stripping ratio is generally calculated by dividing the tonnage of waste mined by the tonnage of ore mined during the relevant period. In these cases, deferral of stripping costs does not impact on the reported ore grade. The costs to be deferred (or accrued) are those relating to the excess (or shortfall) of the current period stripping ratio compared with that for the life of the mine. The life of mine stripping ratio is based on the proven and probable reserves of the operation.
     In some operations, there are distinct periods of new development during the production stage of the mine. These may, for example, relate to a separate ore body or discrete section of the ore body. The new development will be characterised by a major departure from the life of mine stripping ratio. Excess stripping costs during such periods are deferred and subsequently amortised pro-rata, generally to the tonnage of ore mined in the remaining life of the operation.
     In operations that experience material fluctuations in the stripping ratio on a year by year basis over the life of the mine, deferral of stripping costs is designed to smooth the cost of stripping allocated to individual reporting periods generally in relation to the tonnage of ore mined. Stripping costs incurred in the period are deferred to the extent that the stripping ratio exceeds the life of mine stripping ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the stripping ratio falls short of the life of mine stripping ratio.
     Deferred stripping costs form part of the total investment in the relevant income generating unit, which is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.
     During 2002, production stage stripping costs incurred by subsidiaries and equity accounted operations exceeded the amounts charged against pre tax profit by US$56 million. The amount of such costs carried forward in property, plant and equipment and in investments in joint ventures and associated companies at 31 December 2002 was US$524 million. These amounts are net of asset impairment write downs of US$41 million. Amortisation of deferred stripping costs is included in depreciation of property, plant and equipment or in the Group's share of the results of its equity accounted operations as appropriate.
     Information about the stripping ratios of the Business units that account for the majority of the deferred stripping balance at 31 December 2002 is set out in the following table:

Rio Tinto 2002 Form 20-F   9

Back to Contents

Operation (and year in which deferred stripping is expected to be fully amortised)	Actual stripping ratio for year			Life of mine stripping ratio
	2002	2001	2000	2002	2001	2000

Kennecott Utah Copper (2013)	2.05	2.21	1.69	1.19	0.91	0.94
Borax (2037)	25.00	28.00	33.00	16.00	16.00	16.00
Argyle Diamonds (2007)	7.29	6.62	6.18	4.40	4.60	4.80

     In addition, Escondida, Rio Tinto’s 30 per cent owned joint venture, defers stripping costs based on the ratio of waste to pounds of copper. The actual stripping ratios were 2002: 0.1458 , 2001: 0.1476 , 2000: 0.1428. The life of mine stripping ratios were 2002: 0.1094, 2001: 0.1094, 2000: 0.087. The deferred stripping balance is expected to be fully amortised in 2029.

Trend information
Rio Tinto helps to meet the global need for minerals and metals which contribute to essential improvements in living standards, so changes in the demand for its products are closely aligned with changes in global GDP. Changes in the GDP of developing countries will have a greater impact on materials such as iron ore and coal that can be used to improve infrastructure whereas changes in the GDP of developed countries will have a greater impact on industrial minerals that can be used in consumer products. Trends in total turnover, earnings, cash flow, debt, equity, total capital are set out on pages 2 to 6 of the 2002 Annual report. Trends in the production of the Group’s minerals and metals are set out in the Operational review on pages 34 to 49 of the 2002 Annual report.

Item 6.   Directors, Senior Management and Employees
Details of the Group’s directors, senior management and employees have been set out on pages 50 to 52 of the 2002 Annual report, the Remuneration report has been set out on pages 53 to 59 of the 2002 Annual report and board practices have been explained under Corporate governance on pages 60 to 61 of the 2002 Annual report. Note 41 on pages 121 to 124 of the 2002 Annual report sets out details of post retirement benefits. Analyses of the average number of employees have been set out in Note 30 on page A-46 of the 2002 Annual report – Appendix.
     The tables of the directors’ beneficial interests in shares and their awards under long term incentive plans and options have been updated to the latest practicable date and are reproduced as follows:

Beneficial interests in ordinary shares1

	1 Jan 2002	31 Dec 2002 8	4 Apr 2003

Sir Robert Wilson[3]	112,390	114,124	138,219
R L Clifford	2,100	2,100	2,100
	36,064	56,300	76,428
R Adams[3]	54,805	56,599	71,289
C R H Bull[5]	42,783	42,873	n/a
D C Clementi[6]	n/a	n/a	-
L A Davis	6,100	6,100	6,100
	57,875	133,838	187,293
G R Elliott[3]	25,480	28,897	37,732
Sir Richard Giordano	1,065	1,065	1,065
A F J Gould[2]	-	-	-
O L Groeneveld[4]	16,010	19,010	19,010
	6,858	6,909	23,002
J C A Leslie[3,4,5]	43,134	44,886	n/a
D L Mayhew	2,500	2,500	2,500
J P Morschel	-	-	-
The Hon R G H Seitz	500	500	n/a
P D Skinner	-	1,000	5,000
Sir Richard Sykes	2,212	2,294	2,294
Lord Tugendhat	1,135	1,135	1,135

Notes
1.	Rio Tinto plc - ordinary shares of 10p each; Rio Tinto Limited – ordinary shares – stated in italics. The total beneficial interest of the directors in the Group amounts to less than one per cent.
2.	Or date of appointment if later.
3.	These directors also had an interest in a trust fund containing 102,136 Rio Tinto plc shares at 31 December 2002 (1 January 2002: 197,905 Rio Tinto plc shares) as potential beneficiaries, together with other Rio Tinto plc employees, of The Rio Tinto Share Ownership Trust. At 4 April 2003 this trust fund contained 21,827 Rio Tinto plc shares.
4.	Mr Groeneveld’s shareholding as at 31 December 2001 was understated by 132 shares purchased under the Company’s Dividend Reinvestment Plan. Mr J C A Leslie’s shareholding as at 31 December 2001 was understated by 582 shares held through an Individual Savings Account (ISA).
5.	Mr C R H Bull retired from the boards of Rio Tinto plc and Rio Tinto Limited on 18 April 2002. Mr J C A Leslie resigned from the boards of Rio Tinto plc and Rio Tinto Limited on 31 March 2003.
6.	Mr D C Clementi was appointed a director on 28 January 2003, at which time he had no interest in shares of Rio Tinto plc or Rio Tinto Limited.
7.	The above includes interests obtained through the Rio Tinto Share Ownership Plan details of which are set out on page 54 of the 2002 Annual report under the heading ‘Other share plans’.
8.	Or date of retirement if earlier.

Rio Tinto 2002 Form 20-F   10

Back to Contents

Awards to directors under long term incentive plans

	Scheme	1 Jan 2002	Awarded	Lapsed	Vested	31 Dec 2002	Awarded	Lapsed	4 Apr 2003

Sir Robert Wilson	FTSE 1997	60,083	-	20,025	40,058	-	-	-	-
	MCCP 1999	66,246	-	-	66,246	-	-	-	-
	MCCP 2000	50,191	-	-	-	50,191	-	-	50,191
	MCCP 2001	49,796	-	-	-	49,796	-	-	49,796
	MCCP 2002	-	47,983	-	-	47,983	-	-	47,983
	MCCP 2003	-	-	-	-	-	50,599		50,599

		226,316	47,983	20,025	106,304	147,970	50,599	-	198,569

R L Clifford[4]	FTSE 1997	34,961	-	11,652	23,309	-	-	-	-
	MCCP 1999	32,223	-	-	32,223	-	-	-	-
	MCCP 2000	37,609	-	-	-	37,609	-	-	37,609
	MCCP 2001	37,474	-	-	-	37,474	-	-	37,474
	MCCP 2002	-	34,435	-	-	34,435	-	-	34,435
	MCCP 2003	-	-	-	-	-	36,341		36,341

		142,267	34,435	11,652	55,532	109,518	36,341	-	145,859

R Adams	FTSE 1997	36,572	-	12,189	24,383	-	-	-	-
	MCCP 1999	37,246	-	-	37,246	-	-	-	-
	MCCP 2000	27,830	-	-	-	27,830	-	-	27,830
	MCCP 2001	27,330	-	-	-	27,330	-	-	27,330
	MCCP 2002	-	25,064	-	-	25,064	-	-	25,064
	MCCP 2003	-	-	-	-	-	26,837		26,837

		128,978	25,064	12,189	61,629	80,224	26,837	-	107,061

C R H Bull	FTSE 1997	33,960	-	11,318	22,642	-	-	-	-
	MCCP 1999	36,061	-	-	36,061	-	-	-	-
	MCCP 2000	27,352	-	-	-	27,352	-	-	27,352
	MCCP 2001	27,136	-	-	-	27,136	-	-	27,136
	MCCP 2002	-	24,838	15,719	-	9,119	-	-	9,119

		124,509	24,838	27,037	58,703	63,607	-	-	63,607

L A Davies	FTSE 1997	51,201	-	17,065	34,136	-	-	-	-
	MCCP 1999	57,480	-	-	57,480	-	-	-	-

		51,201	-	17,065	34,136	-	-	-	-
		57,480	-	-	57,480	-	-	-	-

G R Elliott	FTSE 1997	5,225	-	2,612	2,613	-	-	-	-
	MCCP 1999	5,680	-	-	5,680	-	-	-	-
	MCCP 2000	4,307	-	-	-	4,307	-	-	4,307
	MCCP 2001	7,845	-	-	-	7,845	-	-	7,845
	MCCP 2002	-	16,935	-	-	16,935	-	-	16,935
	MCCP 2003	-	-	-	-	-	22,923		22,923

		23,057	16,935	2,612	8,293	29,087	22,923	-	52,010

O L Groeneveld[4]	MCCP 1999	26,821	-	-	26,821	-	-	-	-
	MCCP 2000	21,266	-	-	-	21,266	-	-	21,266
	MCCP 2001	20,934	-	-	-	20,934	-	-	20,934
	MCCP 2002	-	20,322	-	-	20,322	-	-	20,322
	MCCP 2003	-	-	-	-	-	21,469		21,469

		69,021	20,322	-	26,821	62,522	21,469	-	83,991

J C A Leslie[5]	FTSE 1997	26,123	-	8,706	17,417	-	-	-	-
	MCCP 1999	28,479	-	-	28,479	-	-	-	-
	MCCP 2000	21,574	-	-	-	21,574	-	-	21,574
	MCCP 2001	21,192	-	-	-	21,192	-	-	21,192
	MCCP 2002	-	19,758	-	-	19,758	-	19,758	-

		97,368	19,758	8,706	45,896	62,524	-	19,758	42,766

Notes
1.	Rio Tinto plc - ordinary shares of 10p each; Rio Tinto Limited – ordinary shares – stated in italics.
2.	The share awards under the FTSE 1997 and MCCP 1999 performance cycles vested on 28 February 2003 but have been presented in this table as if they had vested before the year end. This is because the performance period for these shares concluded on 31 December 2002.
3.	A full explanation of the MCCP and FTSE Plan can be found on pages 54 to 55 of the 2002 Annual report.
4.	Mr R L Clifford was given a conditional award over 34,435 Rio Tinto Limited shares and Mr O L Groeneveld was given a conditional award over 20,322 Rio Tinto Limited shares during the year. These awards were approved by shareholders under the ASX Listing Rule 10.14 at the 2002 AGM.
5.	Following Mr J C A Leslie’s resignation from the boards of Rio Tinto plc and Rio Tinto Limited on 31 March 2003, the Remuneration committee agreed that his MCCP awards in 2000 and 2001 continue to the end of their respective performance periods. The 2002 MCCP award was forfeited.

Rio Tinto 2002 Form 20-F   11

Back to Contents

Directors’ options to acquire Rio Tinto plc and Rio Tinto Limited shares1&2

											Weighted
											average
		Holding			Holding						option		Holding
		at			at						price at		at
		1 Jan			31 Dec	Gain on	Option		Market		4 Apr		4 Apr
		2002	Granted	Exercised	2002	exercise[4]	price[4]		price[4]		2003		2003[3]

Sir Robert Wilson[9]	A	370,086	431	906	245,221	£2,754	761	p	1,065	p	965	p	115,585
				124,390		£771,218	820	p	1,440	p
	B	304,480	291,375	-	595,855	-	-		-		1,324	p	954,128
R L Clifford[10]	A	442,143	-	58,093	384,050	A$1,197,878	A$20.14		A$40.76		A$31.10		638,182
	B	-	208,882	-	208,882	-	-		-		A$39.87		208,882
R Adams[9]	A	207,502	431	906	207,027	£3,253	761	p	1,120	p	861	p	207,027
	B	100,268	91,320	-	191,588	-	-		-		1,322	p	305,602
C R H Bull[11]	A	202,270	-	-	202,270	-	-		-		n/a		n/a
	B	99,557	90,497	-	99,557	-	-		-		n/a		n/a

L A Davis	A	204,941	-	110,963	93,978	A$2,159,340	A$20.14		A$39.60		A$23.44		93,978
	B	-	-	-	-	-	-		-		-		-
G R Elliott	A	31,048	-	-	31,048	-	-		-		831	p	6,498
	B	13,432	61,703	-	75,135	-	-		-		1,333	p	172,522
O L Groeneveld[10]	A	175,084	-	-	175,084	-	-		-		A$29.84		265,164
	B	-	73,965	-	73,965	-	-		-		A$39.87		73,965
J C A Leslie9&12	A	160,108	1,875	906	160,040	£3,253	761	p	1,120	p	n/a		n/a
				1,037		n/a
	B	77,749	71,986	-	149,735	-	-		-		n/a		n/a

A	is where the options are in respect of shares whose market price at the end of the financial year was equal to or exceeds the option exercise price.
B	is where the options are in respect of shares whose market price at the end of the financial year is below the option exercise price.

Notes
1.	Options granted under the Share Option Plan and under the Rio Tinto plc Share Savings Plan and the Rio Tinto Limited Share Savings Plan.
2.	Rio Tinto plc ordinary shares of 10p each; Rio Tinto Limited – ordinary shares – stated in italics.
3.	The share options outstanding at 4 April 2003, or at date of retirement if earlier, are exercisable at various dates up to 2013, subject to the performance criteria explained on pages 54 and 55 of the 2002 Annual report. Options granted under the Share Option Plan are exercisable no earlier than three years from the date of grant and no later than the tenth anniversary of the grant.
4.	In respect of options exercised during the period.
5.	The mid market price of Rio Tinto plc Ordinary shares at 4 April 2003 was 1,243p (5 April 2002: 1,398p). During 2002 the highest mid market price was 1,492p and the lowest mid market price was 981p. The mid market price of Rio Tinto Limited shares at 4 April 2003 was A$32.54 (5 April 2002: A$37.60). During 2002 the highest mid market price was A$41.35 and the lowest mid market price was A$29.05.
6.	Options over Rio Tinto plc ordinary shares were granted under the Share Option Plan at a price of 1,458.6p per share and under the Share Savings Plan at 859p, 876p and 878p per share. Options over Rio Tinto Limited ordinary shares were granted under the Share Option Plan at a price of A$39.8708 per share and under the Share Savings Plan at a price of A$25.57 per share.
7.	No directors’ options lapsed during the year. Directors participated in one grant under the Rio Tinto Share Savings Plan. Directors entitled to take part in the Rio Tinto plc section of the Share Savings Plan were granted options over 2,737 shares at 876p per share, 862 of which are exercisable during the six months beginning 1 January 2006 and 1,875 of which are exercisable during the six months beginning 1 January 2008. No directors took part in the Rio Tinto Limited Section of the Plan. All other share options were granted under the Share Option Plan on 13 March 2002 at the prices stated in note 6 above.
8.	No options had their terms and conditions varied during the year.
9.	The above numbers include the following grants, exercises and cancellations under the Rio Tinto plc Share Savings Plan: Sir Robert Wilson, Mr R Adams and Mr J C A Leslie each exercised 906 options at an option price of 761p. Mr J C A Leslie cancelled 1,037 options. Sir Robert Wilson and Mr R Adams were each granted 431 options and Mr J C A Leslie was granted 1,875 options at an option price of 876p. All other options over Rio Tinto plc Shares were granted under the Share Option Plan.
10.	Mr R L Clifford was granted 208,882 options and Mr O L Groeneveld was granted 73,965 options under the Rio Tinto Limited Share Option Plan during the year. These grants were approved by the shareholders under ASX Listing Rule 10.14 at the April 2002 AGM.
11.	On Mr C R H Bull’s retirement, the directors decided to use their discretion under the rules of the Share Option Plan to allow each grant to be exercised up to the tenth anniversary of the grant, subject to the performance conditions being met.
12.	Following Mr J C A Leslie’s resignation from the boards of Rio Tinto plc and Rio Tinto Limited on 31 March 2003, the Remuneration committee agreed that he may exercise vested options up until 31 December 2003. The 149,735 unvested options will lapse.

Rio Tinto's register of directors’ interests, which is open to inspection, contains full details of directors’ shareholdings and options to subscribe for Rio Tinto shares.

Rio Tinto 2002 Form 20-F   12

Back to Contents

     Sir Robert Wilson, chairman of Rio Tinto, will retire from the boards of Rio Tinto at the end of October 2003, two months after reaching his normal retirement age of 60. Sir Robert joined the board of Rio Tinto plc in 1987 and was chief executive from 1991 until his appointment as chairman in 1997. He remained as chief executive following the 1995 dual listed companies merger of Rio Tinto plc and Rio Tinto Limited and also became chairman of Rio Tinto Limited in 1999.
     The boards have appointed Mr Paul Skinner to succeed Sir Robert as chairman. Mr Skinner joined the Rio Tinto boards as a non executive director in 2001. He will retire from his current positions as a Managing Director of The “Shell” Transport and Trading Company, plc and Group Managing Director of the Royal Dutch/Shell Group in September 2003.
     Mr Leigh Clifford, Rio Tinto’s chief executive, will assume Sir Robert’s executive responsibilities when he retires.

Item 7.   Major Shareholders and Related Party Transactions

Major shareholders
As far as is known to Rio Tinto plc, it is not directly or indirectly owned or controlled by another corporation or by any government, and as of 4 April 2003 it was not aware of any persons owning more than three per cent of its Shares. Rio Tinto plc does not know of any arrangements, the operation of which may result in a change in its control. As of 4 April 2003 the total amount of the voting securities owned by the directors of Rio Tinto plc as a group was 286,444 Ordinary shares of 10p each representing less than 1% of the number in issue.
     As far as is known to Rio Tinto Limited, with the exception of the arrangements described under Dual listed companies structure on pages 68 to 69 of the 2002 Annual report, it is not directly or indirectly owned or controlled by another corporation or by any government. As of 4 April 2003 the only person known to Rio Tinto Limited as owning more than five per cent of its shares was Tinto Holdings Australia Pty Limited, which is an indirect wholly owned subsidiary of Rio Tinto plc, with 187,439,520 shares, representing 37.6%. Rio Tinto Limited does not know of any arrangements, the operation of which may result in a change in its control. As of 4 April 2003 the total amount of the voting securities owned by the directors of Rio Tinto Limited as a group was 286,723 shares representing less than 1% of the number in issue.
     As at 4 April 2003 there were 228 US registered shareholders holding 152,029 shares in Rio Tinto plc, and 188 US registered shareholders holding 301,468 shares in Rio Tinto Limited.

Related party transactions
Details of the Group’s material related party transactions are set out in note 38 on page A-51 of the 2002 Annual report – Appendix.
     As stated in the Financial review on page 30 of the 2002 Annual report the Group’s financial statements show the full extent of the Group’s financial commitments including debt and similar exposures. It has never been the Group’s practice to engineer financial structures as a way of avoiding disclosure. Substance rather than form is a fundamental principle of Rio Tinto’s reporting.

Item 8.   Financial Information

Legal proceedings
Neither Rio Tinto plc nor Rio Tinto Limited nor any of their subsidiaries is a defendant in any proceedings which the directors believe will have a material effect on either Company’s financial position and results of operations.
     Rio Tinto’s 2001 Form 20-F included discussion of a dispute involving PT Kaltim Prima Coal the resolution of which has been discussed on page 9 of the 2002 Annual report.

Rio Tinto 2002 Form 20-F   13

Back to Contents

Dividends
The Group’s policy on dividend distributions is set out under ‘Shareholder information’ on page 65 of the 2002 Annual report.

Post balance sheet events
There have been no significant post balance sheet events.

Item 9.   The Offer and Listing
Share prices and details of the markets on which the Group’s shares are traded are set out under Shareholder information on pages 65 to 66 of the 2002 Annual report.
     The tables of the high and low share prices for Rio Tinto plc and Rio Tinto Limited shares have been updated to the latest practicable date and are reproduced as follows:

	Pence per			US$ per
	Rio Tinto plc		Rio Tinto plc
		share		ADS
	High	Low	High	Low

Aug 2002	1,205	981	74.50	62.00
Sep 2002	1,135	991	71.60	62.45
Oct 2002	1,198	1,016	76.00	64.00
Nov 2002	1,302	1,146	81.43	73.50
Dec 2002	1,324	1,191	83.23	77.04
Jan 2003	1,283	1,093	81.10	73.90
Feb 2003	1,290	1,160	83.00	75.34
Mar 2003	1,298	1,157	83.15	74.05

2002
First quarter	1,328	1,130	79.40	67.14
Second quarter	1,475	1,167	84.10	67.49
Third quarter	1,295	930	74.71	55.00
Fourth quarter	1,366	1,036	79.10	62.00
2003
First quarter	1,298	1,093	83.15	73.90

		A$ per		US$ per
	Rio Tinto Limited		Rio Tinto Limited
		share		ADS
	High	Low	High	Low

Aug 2002	33.90	30.18	74.39	63.62
Sep 2002	32.83	29.32	71.15	63.82
Oct 2002	32.90	29.05	72.73	63.75
Nov 2002	34.66	31.45	77.83	70.12
Dec 2002	34.89	33.04	78.11	74.69
Jan 2003	32.25	31.48	81.19	74.04
Feb 2003	33.55	32.33	81.32	75.43
Mar 2003	33.89	30.69	83.22	73.85

2002
First quarter	35.80	28.40	71.75	62.00
Second quarter	38.62	32.05	80.55	65.00
Third quarter	35.46	29.20	72.50	54.00
Fourth quarter	37.32	31.61	76.25	61.00
2003
First quarter	35.25	30.69	83.22	73.85

Item 10.   Additional information

Memorandum and Articles of Association
Rio Tinto plc adopted new Articles of Association by Special Resolution passed on 11 April 2002 and Rio Tinto Limited amended its Constitution by Special Resolution on 18 April 2002. These resolutions dealt with the creation of a new special purpose share in each Company to be called a “DLC Dividend Share”. The objective of these shares is to provide improved internal funds management flexibility to the Rio Tinto Group by allowing dividends to be paid between the two parts of the Group. Neither of theses shares has any rights attaching to it, other than the right to dividends as declared by the boards. These resolutions also dealt with some relatively minor technical amendments.

Rio Tinto 2002 Form 20-F   14

Back to Contents

     The new Articles of Association adopted by Rio Tinto plc and the amended Constitution adopted by Rio Tinto Limited are attached as exhibits 1.1 and 1.2., and summaries are as set out below.

Introduction
As explained on pages 68 to 69 of the 2002 Annual report under the terms of the dual listed companies merger (‘the DLC merger’) the shareholders of Rio Tinto plc and of Rio Tinto Limited entered into certain contractual arrangements which are designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise which owned all of the assets of both Companies. Generally and as far as is permitted by the UK Companies Act and the Australian Corporations Law this principle is reflected in the Memorandum and Articles of Association of Rio Tinto plc and in the Constitution of Rio Tinto Limited.
     The summaries include descriptions of certain material rights of the shareholders of both Rio Tinto plc and Rio Tinto Limited and are qualified in their entirety by reference to the Memorandum of Association and Articles of Association of Rio Tinto plc and to the Constitution of Rio Tinto Limited, copies of which have been filed as exhibits 1.1 and 1.2 to this Annual report on Form 20-F, and also by reference to the UK Companies Acts and the Australian Corporations Law. Where no qualifications are given, the Memorandum and Articles of Association and Constitution are identical.
     Rio Tinto plc is incorporated under the name “Rio Tinto plc” and is registered in England and Wales with registered number 719885 and Rio Tinto Limited is incorporated under the name “Rio Tinto Limited” and is registered in Australia with ACN Number 004458404.
     No holder of shares, which may be held in either certificated or uncertificated form, will be required to make any additional contributions of capital.

Objects
The objects of Rio Tinto plc are set out in the fourth clause of its Memorandum of Association and the objects of Rio Tinto Limited are set out in the second clause of its Constitution. Included in these objects is the right for each Company to enter into, with one another, operate and carry into effect an Agreement known as the DLC Merger Sharing Agreement and a Deed Poll Guarantee.

Rio Tinto plc’s objects include provisions:
•	to carry on as an Investment Holding Company;
•	to subscribe for, sell, exchange or dispose of any type of security or investment;
•	to purchase any estate or interest in property or assets;
•	to borrow and raise money to secure or discharge any debt or obligation of or binding on the Company;
•	to draw, make or deal in negotiable or transferable instruments;
•	to amalgamate with and co-operate with or assist or subsidise any company, firm or person and to purchase or otherwise acquire or undertake all or any part of the business property or liabilities of any person, body or company carrying on any business which this Company is authorised to carry on;
•	to promote the Company;
•	to lend money and guarantee contracts or obligations of the Company and to give all kinds of indemnities;
•	to sell, lease, grant licences and other rights over any part of the Company;
•	to procure the registration of the Company outside England;
•	to subscribe or guarantee money to any national, charitable, benevolent, public, general or exhibition which may further the objects of the Company or the interest of its members;
•	to grant pensions or gratuities to employees, ex-employees, officers and ex-officers;
•	to establish any scheme or trust which may benefit employees;
•	to lend money to employees to purchase Company shares;
•	to purchase and maintain insurance for employees and to carry on the objects of the Company in any part of the world either as principals, agents, contractors, trustees or otherwise.

Rio Tinto Limited’s objects include the powers:
•	to prospect for, explore, quarry, develop, excavate, dredge for, open, work, win, purchase or otherwise obtain all minerals, metals and substances;
•	to carry on business as proprietors of and to purchase, take on, lease or in exchange or otherwise acquire and control mineral and other properties, lands and hereditaments of any tenure, mines and other rights or options thereon;
•	to raise, win, get, quarry, crush, smelt, calcine, refine, dress, amalgamate, manipulate and otherwise treat, prepare, sell and deal in ores, metals and other products of mines;
•	to carry on business as ship owners, railway proprietors, motor car, lorry and coach proprietors, and garage proprietors, carriers and hauliers, bankers, storekeepers, wharfingers, cartage, storage, building and general contractors and to buy and sell or otherwise deal in real or personal property of any kind;
•	to carry on business as manufacturers of and dealers in and exporters and importers of goods and merchandise of all kinds and merchants generally; and
•	to guarantee the payment of premiums on any sinking fund or endowment policy or policies taken out by any company having objects similar to the objects of the Company.

Rio Tinto 2002 Form 20-F   15

Back to Contents

Directors
Under Rio Tinto plc's Articles of Association a director may not vote in respect of any proposal in which he or any other person connected with him, has any material interest other than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company, except where resolutions:
(a)	indemnify him or a third party in respect of obligations incurred by the director on behalf of the Company, for which the director has assumed responsibility under an indemnity or guarantee;
(b)	relate to an offer of securities in which he may be interested as a holder of securities or as an underwriter;
(c)	concern another body corporate in which the director is beneficially interested in less than one per cent of the issued shares of any class of shares of such a body corporate;
(d)	relate to an employee benefit in which the director will share equally with other employees; and
(e)	relate to liability insurance that the Company is empowered to purchase for the benefit of directors of the Company in respect of actions undertaken as directors (or officers) of the Company.

     Under Rio Tinto Limited's Constitution, except where a director is constrained by Australian law, a director may be present at a meeting of the board while a matter in which the director has a material interest is being considered and may vote in respect of that matter.
      The directors are empowered to exercise all the powers of the Companies to borrow money, to charge any property or business of the Companies or all or any of their uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Companies or of any other person. The directors shall restrict the borrowings of Rio Tinto plc to the limitation that the aggregate amount of all moneys borrowed by the Company and its subsidiaries shall not exceed an amount equal to one and one half times the Company’s share capital plus aggregate reserves unless sanctioned by an ordinary resolution of the Company.
Directors are not required to hold any shares of either Company by way of qualification, but a director is nevertheless entitled to attend and speak at shareholders' meetings.
     Directors are required to retire in accordance with statutory age limits. Directors who were elected or reelected a director in the third year before each annual general meeting are required to retire by rotation and such further directors (if any) shall retire by rotation as would bring the number retiring by rotation up to one-third of the number of directors in office at the date of the notice of meeting (or, if their number is not a multiple of three, the number nearest to but not greater than one-third). These further directors required to retire shall be those of the other directors subject to retirement by rotation who have been longest in office since their last re-election and so that as between persons who become or were last re-elected directors on the same day those to retire shall (unless they otherwise agree amongst themselves) be determined by the alphabetical order of their names. In addition any director appointed by the directors since the last annual general meeting is also required to retire. A retiring director shall be eligible for re-election. In the absence of an independent quorum, the directors are not competent to vote compensation to themselves or any members of their body.

Rights attaching to Shares
Under English law, dividends on shares may only be paid out of profits available for distribution, as determined in accordance with generally accepted accounting principles and by the relevant law. Shareholders are entitled to receive such dividends as may be declared by the directors. The directors may also pay shareholders such interim dividends as appear to them to be justified by the financial position of the Group.
     Any Rio Tinto plc dividend unclaimed after 12 years from the date the dividend was declared, or became due for payment, will be forfeited and returned to the Company. Any Rio Tinto Limited dividend unclaimed may be invested or otherwise made use of by the board for the benefit of the Company until claimed or otherwise disposed of according to Australian law.

Voting rights
Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for every ordinary share for which he is the holder and the specified number of votes for the Special Voting Share of which he is the holder. The voting rights attached to the Special Voting Share are set out on pages 68 to 69 of the 2002 Annual report. A poll may be demanded by any of the following:
•	the chairman of the meeting;
•	at least five shareholders entitled to vote at the meeting;
•	any shareholder or shareholders representing in the aggregate not less than one-tenth (Rio Tinto plc) or one-twentieth (Rio Tinto Limited) of the total voting rights of all shareholders entitled to vote at the meeting;
•	any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid-up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right; or
•	the holder of the Special Voting Share.
A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one.

Rio Tinto 2002 Form 20-F    16

Back to Contents

     The necessary quorum for a Rio Tinto plc general meeting is three persons and for a Rio Tinto Limited general meeting two persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy.
      Matters are transacted at general meetings by the proposing and passing of resolutions, of which there are three kinds:

•	an ordinary resolution, which includes resolutions for the election of directors, the receiving of financial statements, the cumulative annual payment of dividends, the appointment of auditors, the increase of authorised share capital or the grant of authority to allot shares;
•	a special resolution, which includes resolutions amending the Company’s Memorandum and Articles of Association, disapplying statutory pre-emption rights or changing the Company’s name; and
•	an extraordinary resolution, which includes resolutions modifying the rights of any class of the Company’s shares at a meeting of the holders of such class or relating to certain matters concerning the Company’s winding up.
     An ordinary resolution requires the affirmative vote of a majority of the votes of those persons voting at a meeting at which there is a quorum. Special and extraordinary resolutions require the affirmative vote of not less than three-fourths of the persons voting at a meeting at which there is a quorum. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast the deciding vote in addition to any other vote he may have.
Annual general meetings must be convened with 21 days advance written notice for Rio Tinto plc and with 28 days for Rio Tinto Limited. Other meetings must be convened with 21 days advance written notice for the passing of a special resolution and with 14 days for any other resolution, depending on the nature of the business to be transacted. The days of delivery or receipt of the notice are not included. The notice must specify the nature of the business to be transacted. The board of directors may, if they choose, make arrangements for shareholders who are unable to attend the place of the meeting to participate at other places.

Variation of Rights
If, at any time, the share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the relevant legislation, with the consent in writing of holders of three-fourths in value of the shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provision of the Articles of Association and Constitution relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class.

Rights in a Winding-up Except as the shareholders have agreed or may otherwise agree, upon a winding up, the balance of assets available for distribution:
•	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and
•	subject to any special rights attaching to any class of shares;
is to be distributed among the holders of ordinary shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the shareholders, divide among the shareholders the whole or any part of the assets in kind. A description of the rights of ordinary shareholders in a liquidation is set out under Shareholder information on page 69 of the 2002 Annual report.

Limitations on Voting and Shareholding
There are no limitations imposed by either law or Rio Tinto plc's Memorandum or Articles of Association or Rio Tinto Limited's Constitution on the right of non-residents or foreign persons to hold or vote the ordinary shares or ADSs, other than the limitations that would generally apply to all shareholders and those that arise from the DLC merger.
     There are no restrictions under Rio Tinto plc’s Memorandum and Articles of Association or under English law that limit the right of non resident or foreign owners to hold or vote its shares. Nor are there any restrictions under Rio Tinto Limited’s constitution or under Australian law that limit the right of non residents to hold or vote its shares, except than under the Foreign Acquisitions and Takeovers Act 1975, see Shareholder information on page 68 of the 2002 Annual report for details. A description of the change in control provisions triggered by significant share ownership is set out under Shareholder information on page 69 of the 2002 Annual report.

Exchange controls
At present, there are no exchange controls or other restrictions that affect remittance of the Group’s dividends to US residents, but see Shareholder information on page 68 of the 2002 Annual report for controls on remittances from Australia to certain very specific territories.

Rio Tinto 2002 Form 20-F    17

Back to Contents

Taxation
This section describes the material United States federal income tax consequences of ownership of Rio Tinto plc ADSs, Rio Tinto plc shares, Rio Tinto Limited ADSs and Rio Tinto Limited shares (“the Group’s ADSs and Shares”). It applies to you only if you are a US holder, as defined below, and you hold the Group’s ADSs and Shares as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
•	a dealer in securities;
•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•	a tax-exempt organisation;
•	a life insurance company;
•	a person liable for alternative minimum tax;
•	a person that actually or constructively owns 10% or more of our voting stock;
•	a person that holds the Group’s ADSs and Shares as a part of a straddle or a hedging or conversion transaction; or
•	a person whose functional currency is not the US dollar.
     This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and on the convention between the United States of America and United Kingdom, that was ratified and came in force on 31 March 2003, which may affect the tax consequences of the ownership of the Group’s ADSs and Shares. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations by The Bank of New York as Depositary and the assumption that each obligation in our deposit agreement relating to the ADRs and any agreement will be performed in accordance with its terms.
You are a US holder if you are a beneficial owner of the Group’s ADSs and Shares and you are:
•	a citizen or resident of the United States;
•	a corporation created or organised under the laws of the United States or any of its political subdivision;
•	an estate whose income is subject to United States federal income tax regardless of its source; or
•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorised to control all substantial decisions of the trust.
     A “non-US holder” is a beneficial owner of the Group’s ADSs and Shares that is not a United States person for United State federal income tax purposes. You should consult your own tax adviser regarding the United States federal, state and local and other tax consequences of owning and disposing of the Group’s ADSs and Shares in your particular circumstances.
     In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.
Rio Tinto believes that it will not be treated as a passive foreign investment company (PFIC) for US federal income tax purposes. The further discussion of the tax consequences of holding the Group’s ADSs and shares by US residents under Shareholder information on page 67 of the 2002 Annual report assumes this treatment.

Documents on display
Rio Tinto plc and Rio Tinto Limited file reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges.

Item 11.   Quantitative and Qualitative Disclosures about Market Risk
The Rio Tinto Group's policies for currency, interest rate and commodity price exposures, and the use of derivative financial instruments are discussed in the Financial review on pages 31 and 32 of the 2002 Annual report. In addition, the Group's quantitative and qualitative disclosures about market risk are set out in note 28 of the 2002 Annual report - Appendix. The discussion regarding market risk contains certain forward looking statements and attention is drawn to the Cautionary statement on page 5.

2002 compared with 2001
Currency hedges of trading transactions which matured during 2002 have not been replaced by new hedges. The sensitivity of the Group's earnings to currency movements has therefore increased slightly.

Exchange rates
In any particular year, currency fluctuations may have a significant impact on Rio Tinto's financial results. A strengthening of the Australian dollar would have an adverse effect on Rio Tinto's net earnings. The approximate effect on the Group's net earnings of a ten per cent movement from the 2002 full year average Australian dollar value of 54 US cents would be US$115 million (2001: ten per cent movement from the full year average Australian dollar value of 52 US cents would have been US$95 million). This is based on 2002 prices, costs and volumes and assumes all other variables remain constant. This sensitivity allows for the effect of US$/A$ hedges maturing in the following year, as disclosed in note 28 of the 2002 Annual report - Appendix.

Interest rates
Based on the Group's net debt at 31 December 2002 and with other variables unchanged, the approximate effect on the Group's net earnings of a one percentage point increase in US dollar LIBOR interest rates would be a reduction of US$40 million (2001: US$40 million based on the Group's net debt at 31 December 2001).

Rio Tinto 2002 Form 20-F    18

Back to Contents

Commodity prices
In 2002 approximately 35 per cent (2001: 35 per cent) of Rio Tinto's net earnings from operating businesses came from products whose prices were terminal market related and the remainder came from products priced by direct negotiation.
      The approximate effect on the Group's net earnings of a ten per cent change from the full year average market price for the following metals would be:

	2002	2002	2001	2001
	Average	Effect of 10%	Average	Effect of 10%
	market	change in full year	market	change in full year
	price	average	price	average
		US$m		US$m

Copper	71 c/lb	+/- 95	72 c/lb	+/- 95
Aluminium (3 month forward)	61 c/lb	+/- 75	66 c/lb	+/- 80
Gold	US$309/oz	+/- 55	US$271/oz	+/- 45

Item 12.   Description of Securities other than Equity Securities
Not applicable

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.   Material Modification to the Rights of Security Holders and Use of Proceeds
There are no material modifications to the rights of security holders.

Item 15.   Controls and Procedures
Under the supervision and with the participation of the management of each of Rio Tinto plc and Rio Tinto Limited, including their respective Chief Executive Officer and Chief Financial Officer, each of Rio Tinto plc and Rio Tinto Limited has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act Rule 13a-14(c) within 90 days of the filing date of this annual report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of each of Rio Tinto plc and Rio Tinto Limited have concluded that these disclosure controls and procedures are effective.
      In designing and evaluation the disclosure controls and procedures of each of Rio Tinto plc and Rio Tinto Limited, the management of each of Rio Tinto plc and Rio Tinto Limited, including their respective Chief Executive Officer and Chief Financial Officer, recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and the management of each of Rio Tinto plc and Rio Tinto Limited necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within each of Rio Tinto plc and Rio Tinto Limited have been detected.
      There were no significant changes in the internal controls or in other factors that could significantly affect internal controls of each of Rio Tinto plc and Rio Tinto Limited subsequent to the date of their most recent evaluation.

Item 16.   [Reserved]
Not applicable.

PART III

Item 17.   Financial Statements
Not applicable.

Item 18.   Financial Statements
The financial statements for the Rio Tinto Group have been set out on pages 73 to 138 of the 2002 Annual report and the separate financial statements for Rio Tinto plc and Rio Tinto Limited have been set out on pages A-2 to A-72 of the 2002 Annual report – Appendix.

Rio Tinto 2002 Form 20-F    19

Back to Contents

Item 19.   Exhibits

Index

Exhibit
Number  Description

1.1	Memorandum and Articles of Association of Rio Tinto plc (adopted by special resolution passed on 11 April 2002)

1.2	Constitution of Rio Tinto Limited (ACN 004 458 404) (as adopted by special resolution passed on 24 May 2000 and amended by special resolution on 18 April 2002).

3.1	DLC Merger Implementation Agreement, dated 3 November 1995 between CRA Limited and The RTZ Corporation PLC relating to the implementation of the DLC merger (incorporated by reference to Exhibit 2.1 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533).

3.2	DLC Merger Sharing Agreement, dated 21 December 1995 between CRA Limited and The RTZ Corporation PLC relating to the ongoing relationship between CRA and RTZ following the DLC merger (incorporated by reference to Exhibit 2.1 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533).

3.3	RTZ Shareholder Voting Agreement, dated 21 December 1995 between The RTZ Corporation PLC, RTZ Shareholder SVC Pty. Limited, CRA Limited, R.T.Z. Australian Holdings Limited and The Law Debenture Trust Corporation p.l.c. (incorporated by reference to Exhibit 2.3 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533).

3.4	CRA Shareholder Voting Agreement, dated 21 December 1995 between CRA Limited, CRA Shareholder SVC Limited, The RTZ Corporation PLC and The Law Debenture Trust Corporation p.l.c., relating to the RTZ Special Voting Share (incorporated by reference to Exhibit 2.4 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533).

4.01	Service Agreement dated 1 January 1992 between Sir Robert Wilson and RTZ Limited (incorporated by reference to Exhibit 4.01 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.02	Letter dated 1 January 1992 to Sir Robert Wilson about supplementary pension arrangements (incorporated by reference to Exhibit 4.02 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.03	Supplementary letter dated 1 January 1992 to Sir Robert Wilson about pension arrangements (incorporated by reference to Exhibit 4.03 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.04	Memorandum effective 1 April 1992 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and RTZ Limited (incorporated by reference to Exhibit 4.04 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.05	Memorandum effective 1 April 1993 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and RTZ Limited (incorporated by reference to Exhibit 4.05 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.06	Letter dated 9 March 1994 amending Service Agreement dated 1 January 1992 between Sir Robert Wilson and RTZ Limited (incorporated by reference to Exhibit 4.06 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.07	Memorandum effective 1 April 1994 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and RTZ Limited (incorporated by reference to Exhibit 4.07 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.08	Letter dated 22 November 1994 to Sir Robert Wilson about supplementary pension arrangements (incorporated by reference to Exhibit 4.08 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.09	Memorandum effective 1 April 1995 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and RTZ Limited (incorporated by reference to Exhibit 4.09 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.10	Memorandum effective 1 April 1996 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and RTZ Limited (incorporated by reference to Exhibit 4.10 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.11	Letter dated 20 January 1997 to Sir Robert Wilson about directors' pension arrangements (incorporated by reference to Exhibit 4.11 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.12	Memorandum effective 1 April 1997 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and RTZ Limited (incorporated by reference to Exhibit 4.12 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

Rio Tinto 2002 Form 20-F   20

Back to Contents

4.13	Memorandum effective 1 April 1998 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and Rio Tinto London Limited (formerly RTZ Limited) (incorporated by reference to Exhibit 4.13 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.14	Memorandum effective 1 April 1999 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and Rio Tinto London Limited (formerly RTZ Limited) (incorporated by reference to Exhibit 4.14 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.15	Memorandum effective 1 April 2000 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and Rio Tinto London Limited (formerly RTZ Limited) (incorporated by reference to Exhibit 4.15 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.16	Supplementary letter dated 14 February 2001 to Sir Robert Wilson about reduction of notice period (incorporated by reference to Exhibit 4.16 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.17	Memorandum effective 1 April 2001 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and Rio Tinto London Limited (formerly RTZ Limited) (incorporated by reference to Exhibit 4.17 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.18	Memorandum effective 1 March 2002 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and Rio Tinto London Limited (formerly RTZ Limited) (incorporated by reference to Exhibit 4.18 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2001, File No. 1-10533).

4.19	Memorandum effective 1 March 2003 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and Rio Tinto London Limited (formerly RTZ Limited).

4.20	Service Agreement dated 24 March 1999 between Mr R L Clifford and Rio Tinto Limited (incorporated by reference to Exhibit 4.18 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.21	Memorandum effective 1 April 1999 to Service Agreement dated 24 March 1999 between Mr R L Clifford and Rio Tinto Limited (incorporated by reference to Exhibit 4.19 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.22	Memorandum effective 1 April 2000 to Service Agreement dated 24 March 1999 between Mr R L Clifford and Rio Tinto Limited (incorporated by reference to Exhibit 4.20 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.23	Memorandum effective 1 April 2001 to Service Agreement dated 24 March 1999 between Mr R L Clifford and Rio Tinto Limited (incorporated by reference to Exhibit 4.21 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.24	Memorandum effective 1 March 2002 to Service Agreement dated 24 March 1999 between Mr R L Clifford and Rio Tinto Limited (incorporated by reference to Exhibit 4.23 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2001, File No. 1-10533).

4.25	Memorandum effective 1 March 2003 to Service Agreement dated 24 March 1999 between Mr R L Clifford and Rio Tinto Limited.

4.26	Letter dated 1 January 1992 to Mr R Adams about supplementary pension arrangements (incorporated by reference to Exhibit 4.23 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.27	Supplementary letter dated 1 January 1992 to Mr R Adams about pension arrangements (incorporated by reference to Exhibit 4.24 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.28	Letter dated 22 November 1994 to Mr R Adams about supplementary pension arrangements (incorporated by reference to Exhibit 4.29 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.29	Letter dated 20 January 1997 to Mr R Adams about directors' pension arrangements (incorporated by reference to Exhibit 4.32 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2001, File No. 1-10533).

4.30	Service Agreement dated 15 April 2003 between Mr R Adams and Rio Tinto London Limited.

4.31	Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto London Limited.

4.32	Memorandum effective 1 March 2003 to Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto Limited.

4.33	Service Agreement dated 19 January 1999 between Mr O L Groeneveld and Rio Tinto Limited (incorporated by reference to Exhibit 4.53 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.34	Memorandum effective 1 April 1999 to Service Agreement dated 19 January 1999 between Mr O L Groeneveld and Rio Tinto Limited (incorporated by reference to Exhibit 4.54 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

Rio Tinto 2002 Form 20-F   21

Back to Contents

4.35	Memorandum effective 1 April 2000 to Service Agreement dated 19 January 1999 between Mr O L Groeneveld and Rio Tinto Limited (incorporated by reference to Exhibit 4.55 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-105

4.36	Memorandum effective 1 April 2001 to Service Agreement dated 19 January 1999 between Mr O L Groeneveld and Rio Tinto Limited (incorporated by reference to Exhibit 4.56 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-105

4.37	Memorandum effective 1 March 2002 to Service Agreement dated 19 January 1999 between Mr O L Groeneveld and Rio Tinto Limited (incorporated by reference to Exhibit 4.61 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2001, File No. 1-10533).

4.38	Memorandum effective 1 March 2003 to Service Agreement dated 19 January 1999 between Mr O L Groeneveld and Rio Tinto Limited.

4.39	Service Agreement dated 1 June 1994 between Mr J C A Leslie and RTZ Limited (incorporated by reference to Exhibit 4.57 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.40	Letter dated 22 November 1994 to Mr J C A Leslie about supplementary pension arrangements (incorporated by reference to Exhibit 4.58 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.41	Memorandum effective 1 April 1995 to Service Agreement dated 1 June 1994 between Mr J C A Leslie and RTZ Limited (incorporated by reference to Exhibit 4.59 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.42	Letter dated 20 January 1997 to Mr J C A Leslie about directors' pension arrangements (incorporated by reference to Exhibit 4.60 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.43	Memorandum effective 1 April 1998 to Service Agreement dated 1 June 1994 between Mr J C A Leslie and Rio Tinto London Limited (formerly RTZ Limited) (incorporated by reference to Exhibit 4.61 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.44	Memorandum effective 1 April 1999 to Service Agreement dated 1 June 1994 between Mr J C A Leslie and Rio Tinto London Limited (formerly RTZ Limited) (incorporated by reference to Exhibit 4.62 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.45	Memorandum effective 1 April 2000 to Service Agreement dated 1 June 1994 between Mr J C A Leslie and Rio Tinto London Limited (formerly RTZ Limited) (incorporated by reference to Exhibit 4.63 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.46	Memorandum effective 1 April 2001 to Service Agreement dated 1 June 1994 between Mr J C A Leslie and Rio Tinto London Limited (formerly RTZ Limited) (incorporated by reference to Exhibit 4.64 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.47	Memorandum effective 1 March 2002 to Service Agreement dated 19 August 1991 between Mr J C A Leslie and Rio Tinto London Limited (formerly RTZ Limited) (incorporated by reference to Exhibit 4.70 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2001, File No. 1-10533).

4.48	Mining Companies Comparative Plan (incorporated by reference to Exhibit 4.02 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533) (incorporated by reference to Exhibit 4.62 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.49	Share Option Plan (incorporated by reference to Exhibit 4.02 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533) (incorporated by reference to Exhibit 4.62 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.50	Medical expenses plan (incorporated by reference to Exhibit 4.02 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533) (incorporated by reference to Exhibit 4.62 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

4.51	Pension plan (incorporated by reference to Exhibit 4.02 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533) (incorporated by reference to Exhibit 4.62 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

8.1	List of subsidiary companies

Rio Tinto 2002 Form 20-F   22

Back to Contents

SIGNATURE

The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this Annual Report on their behalf.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

/s/	A V Lawless	/s/ A V Lawless

Name:	A V Lawless	Name: A V Lawless
Title:	Secretary	Title: Assistant Secretary

Date:	23 April 2002

Rio Tinto 2002 Form 20-F   23

Back to Contents

CERTIFICATION

I, R P Wilson, certify that:

1.	I have reviewed this annual report on Form 20-F of Rio Tinto plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

	a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s boards of directors (or persons performing the equivalent function):

	a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarise and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Rio Tinto plc
(Registrant)

/s/ R P Wilson
Chief Executive Officer

Date: 23 April 2003

Rio Tinto 2002 Form 20-F    24

Back to Contents

CERTIFICATION

I, G R Elliott, certify that:

1.	I have reviewed this annual report on Form 20-F of Rio Tinto plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

	a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s boards of directors (or persons performing the equivalent function):

	a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarise and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Rio Tinto plc
(Registrant)

/s/ G R Elliott
 Chief Financial Officer

Date: 23 April 2003

Rio Tinto 2002 Form 20-F   25

Back to Contents

CERTIFICATION

I, R P Wilson, certify that:

1.	I have reviewed this annual report on Form 20-F of Rio Tinto Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

	a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s boards of directors (or persons performing the equivalent function):

	a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarise and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Rio Tinto Limited
(Registrant)

/s/ R P Wilson
Chief Executive Officer

Date: 23 April 2003

Rio Tinto 2002 Form 20-F    26

Back to Contents

CERTIFICATION

I, G R Elliott, certify that:

1.	I have reviewed this annual report on Form 20-F of Rio Tinto Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

	a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s boards of directors (or persons performing the equivalent function):

	a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarise and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Rio Tinto Limited
(Registrant)

/s/ G R Elliott
 Chief Financial Officer

Date: 23 April 2003

Rio Tinto 2002 Form 20-F    27

RIO TINTO

Annual report and financial statements

2002

Back to Contents

A world leader in mining

Rio Tinto is a world leader in finding, mining and processing the earth’s mineral resources.
     In order to deliver superior returns to our shareholders over many years, we take a long term and responsible approach to exploring for first class orebodies and developing large, efficient operations capable of sustaining competitive advantage.
     In this way, we help to meet the global need for minerals and metals which contribute to essential improvements in living standards as well as making a direct contribution to economic development and employment in those countries in which we invest.
     Wherever we operate, we aim to work closely with our hosts, and strive to respect laws and customs, minimise adverse impacts, and ensure transfer of benefits and enhancement of opportunities.
     We believe that our competitiveness and future success depend not only on the unrivalled quality and diversity of our assets but also on our record as good neighbours and partners around the world.
     Accordingly, we set ourselves high environmental and community standards. Our commitment to health, safety and the enhancement of the skills and capabilities of our employees is second to none.
We seek to make lasting contributions to local communities and to be sensitive to their culture and way of life.

Back to Contents

2002 Annual report and financial statements

FORM 20-F	ANNUAL REPORT AND FINANCIAL STATEMENTS

Rio Tinto is subject to the US Securities and Exchange Commission (SEC) reporting requirements for foreign companies. A Form 20-F incorporating by reference most of the information disclosed in this Annual report will be filed with the SEC. This and other filings can be viewed on the SEC website at www.sec.gov.
The attention of readers is drawn to the Risk factors and Cautionary statement about forward looking statements on page 7.

Rio Tinto’s annual reports and financial statements encompass Australian, UK and relevant US statutory requirements. The majority of shareholders have chosen to receive a shorter Annual review but those who wish to receive the full Annual report and financial statements for all future years may do so by writing to the Companies’ registrars.

Back to Contents

Chairman’s letter

Dear Shareholder

We held out few hopes for much improvement in business conditions for 2002 and, overall, our caution proved to be well founded.
     Nevertheless, against a poor market environment for most of our products, our adjusted earnings at US$1,530 million fell by only eight per cent from the record 2001 level and remained the second highest ever. Net earnings, after exceptional charges, were US$651 million.
     Cash flow from operations was a record US$3,743 million in 2002, a ten per cent increase over the previous year.
     Dividends equivalent to 60 US cents per share have been declared for 2002 as a whole compared with 59 cents in 2001. This also means the 2003 interim dividend payable in September can be predicted to be 30 US cents per share.

The market in 2002
Market conditions in the US, Europe and Japan were all relatively weak in 2002 but the same was not true of China. China’s growth, with its heavy focus on infrastructure development, has become a major influence in the market for many of our products. China now accounts for 17 per cent of global copper consumption, 16 per cent of aluminium consumption and nearly 23 per cent of global steel consumption.
     In recent years, China’s consumption of metals has been rising by over ten per cent annually and, for the time being, rapid growth seems likely to continue. This is leading to a major redistribution of global demand over a relatively short period of time. Since the majority of Rio Tinto’s productive assets are close to the Pacific Basin, we are particularly well placed to benefit.
     Rio Tinto has been a supplier of iron ore into China for a long time. We have reinforced our existing strong links with Chinese customers in 2002.

Consistency and simplicity
Our strategy to add value over time is characterised by consistency and simplicity. It has been substantially unchanged for well over a decade. The underlying principle is very simple: we are in business to create value for our shareholders.
     For this purpose, we define value as the net present value of Rio Tinto shares. By its nature, this is a long term optimisation exercise and not focused on the near term share price nor, necessarily, one year’s earnings. We assume that if we make the right decisions to maximise the long term value of the business, then this will ultimately be reflected in our share price, even though short term share price movements sometimes seem to contradict this.
     The evidence supports our confidence in this approach. We have a consistent record of outperforming our sector in total shareholder returns.
     We make a very thorough assessment of investment decisions, which occasionally leads people to think of us as conservative. This is not accurate. Our philosophy is a risk aware approach to value creation. Adhering to our strategy and implementing it effectively has benefited shareholders for many years. Our portfolio of world class assets, which has long been diverse in terms of product range and location, provides a degree of stability and a resilience to economic and political change.
     We focus on mining large high quality orebodies and managing them efficiently. As we again demonstrated in 2002, our cost competitive operations generate strong cash flows even in weak markets.
     If I were to express this differently, I would say our purpose remains to be the best performer in our industry.

Corporate responsibility
At a time when the reliability of companies’ published accounts is under greater scrutiny, Rio Tinto’s corporate governance measures ensure transparency and fidelity. Our business, founded on proven mineral reserves, physical assets, and the movement of quantifiable products, is straightforward and ascertainable.
     Mining is necessarily an intrusive activity with the potential to damage the environment and disrupt local communities. To achieve success in the long term, and consistent with our goal of being the best in the world, we address these issues as part of our business strategy.
     We took a leadership position in the Global Mining Initiative, an industry programme to develop a sustainable development model for mining and metals and to put in place the mechanisms to implement our contribution.
     Senior executives took part in the

2 Rio Tinto 2002 Annual report and financial statements

Back to Contents

business delegation to the World Summit on Sustainable Development, ensuring the mining perspective was heard. Rio Tinto currently chairs the new industry body on sustainable development, the London based International Council on Mining and Metals.
     We made progress to align our business with the principles of sustainable development. Greater focus is being encouraged by positioning sustainable development as a framework in which to address a range of cross-cutting issues; economic, social and environmental. There are many who would say we provide the industry benchmark in management of these issues, as we do in financial performance.
     Measures we have introduced in recent years include requiring operations to prepare five year community plans with disengagement strategies on closure of operations. We have for several years included safety as a component of executive incentive plans and are now adding environmental performance into our reward systems. We are developing strategies and partnerships with conservation organisations to protect biodiversity and manage greenhouse gas emissions. The way we work, our statement of business practice, is being revised to reflect changing circumstances, best practice and society’s expectations. Our safety record continues to improve towards our goal of zero injuries.
     Now that all our businesses produce their own social and environment reports for local purposes, we are increasing communities’ involvement in these reports.
     For the second year in a row, Rio Tinto was ranked as sector leader in the Dow Jones Sustainability (DJSI) World and STOXX indices. In the DJSI World Index we were ranked first in the mining industry group, while in the STOXX Sustainability Index we were ranked first in the basic resources market sector. The United Nations Environment Programme and SustainAbility ranked us fifth in the world, across all industry sectors, in their corporate sustainability reporting survey.

Rio Tinto’s people
The Group’s consistent high performance is possible only through the constant effort of our people around the world. I would like to pay tribute to their unstinting commitment and broad skills, which enable us to embrace the challenges our industry faces with such confidence and enthusiasm.

     To strengthen the independent element of the board, we welcomed two new non executive directors. Andrew Gould, chairman and chief executive officer of Schlumberger Limited, a technology and oilfields services company, joined the board in December 2002. David Clementi, chairman of Prudential plc and former deputy governor of the Bank of England, joined in January 2003.
     Two of our directors will be leaving us shortly. Jonathan Leslie, an executive director since 1994, who has worked in many parts of our Group, will depart at the end of March. We thank him for his contribution and wish him every success in his new career. Raymond Seitz, who has been a non executive director since 1996, will retire from the board at the end of the annual general meetings. Inter alia, he has chaired the board Committee on social and environmental accountability and contributed importantly to our efforts in that field.

Outlook
With little sign of any improvement in Europe or Japan, the performance of the US and Chinese economies in 2003 will be critical. The Chinese economy is only 12 per cent of the size of that of the US and is too small to lead the world out of recession. However, the same is not true for the mining and metals industries. China already consumes more steel and more copper than does the US.
     In 2002, China’s demand for most commodities rose by ten per cent or more and shows no sign of slowing. If it continues to grow at anything like its current rate, it will begin to place pressure on the mining and metals industries to keep up with the level of demand. It is difficult to forecast the Chinese economy with confidence and we have to recognise that, if there were to be a sudden slowdown there, it could have a marked adverse effect on our markets.
     At a global level, we remain of the view that economic recovery is going to be a slow process. The influence of China on our markets suggests, though, that the mining and metals industries might move ahead of other sectors.

Sir Robert Wilson Chairman

Rio Tinto 2002 Annual report and financial statements 3

Back to Contents
Chief executive’s report

We have achieved consistently favourable earnings performance over recent years despite the relative weakness of commodity markets. Our results in 2002 again reflect our commitment to quality orebodies, continuous productivity improvement, and cost reduction. With China’s demand for metals and minerals growing, we are poised to enjoy benefits from our considerable investment programme

Operating performance
Product group earnings were US$1,788 million, before exceptional charges of US$879 million, compared with US$1,906 million in 2001, when there was also an exceptional charge of US$583 million.
     Market conditions remained extremely difficult for most of our commodities. We responded by reducing production at some operations whilst continuing to focus on productivity. Efficiency improvements were reflected in the results, particularly at our operations in Australia. There, Hamersley Iron and Blair Athol coal are outstanding examples in this regard. There has been an excellent improvement in labour productivity at these businesses over the last decade and this has been achieved with limited capital investment
     While in 2002 most markets were flat, demand for iron ore and gold remained strong, especially sales of iron ore into China, which contributed strongly to our performance.

Iron ore
Our iron ore shipments were at an all time high. Iron ore shipments into China reached record levels in 2002 and this growth looks set to continue over the medium to long term. Rio Tinto delivered more than 30 million tonnes of iron ore to China, resulting in a market share of 27 per cent.
     We concentrate on developing long term customer relationships, not only in China, through Hamersley Iron’s long standing Channar joint venture and the Baosteel agreement completed in 2002, but also with customers in Japan, Korea and Taiwan. We welcome progress made in 2002 towards greater consolidation of the worldwide steel industry.
     In 2002, we commissioned Robe River’s West Angelas project in Western Australia,

with sales commencing in July. West Angelas is the first stand alone Marra Mamba iron ore mine to be developed. Its construction, on time and under budget, is a credit to the project team.
     The Iron Ore Company of Canada has been hit by the downturn in the US steel industry, yet its strengths make it a fundamentally sound business. IOC is undergoing a process of renewal to improve its performance. It has a broad range of high quality products and a very large resource.
     After 20 years of technology development, Rio Tinto is expanding its HIsmelt® test plant into a commercial scale operation outside Perth in Western Australia, through a strategic joint arrangement. The technology has the potential to revolutionise iron making. Construction has commenced and operations are set to start up in 2004. We see this technology as a means, through licensing agreements, of building our iron ore and coal mining businesses, rather than a step towards becoming an iron and steel producer ourselves.

Diamonds
The Diavik diamond mine in Canada started production in early 2003, ahead of schedule and within budget. With its high quality gems complementing Australian production from Argyle, we will be able to offer customers a varied suite of diamond product. With our continuing emphasis on diamonds in exploration, they are fast becoming another major product for Rio Tinto.

Aluminium
In aluminium, our main focus is the development of our alumina business. This is an attractive business as the barriers to entry are high due to the requirement for a quality bauxite deposit and the high initial capital cost of a refinery. The new Comalco alumina refinery in Australia, which is well underway, will come on stream at a rate of 1.4 million tonnes per year in 2005. It will have the capability of expansion in stages. Ultimately, our total alumina production could grow to six million tonnes per year.

Energy
A key development in our Energy group is the expansion of our hard coking coal capacity from just less than two million tonnes to over

4 Rio Tinto 2002 Annual report and financial statements

Back to Contents

seven million tonnes. This reflects the addition of Hail Creek, which is on track for start up late in the third quarter of 2003 with a subsequent ramp up to 5.5 million tonnes per year. The reserves will allow at least 25 years of production.
     Elsewhere in the energy portfolio, there remains significant value to be realised from our coal assets in New South Wales, Australia and at Jacobs Ranch in the US Powder River Basin.

Copper
We made significant improvements in productivity at the smelter and refinery at Kennecott Utah Copper in the US following the outsourcing of maintenance in the first quarter of the year. Negotiation of a new labour agreement in the second half of the year was linked to the need to improve flexibility of work practices in order to improve productivity and lower costs. Following 41 days of bargaining, KUC reached an impasse with the unions and implemented its final offer. Negotiations continue while new safety and production records have been set under the new arrangements.
     The completion of Escondida’s Phase 4 development in Chile lifts the capacity of the mine to 1.2 million tonnes of copper per year and will allow us to respond quickly to any improvement in the copper market. There remain further options for expansion at Escondida.

Industrial Minerals
The performance of the Industrial Minerals group is particularly sensitive to the economic environment. Market conditions in 2002 were very difficult. Borax’s profitability has been adversely affected, including by product substitution in detergents and increased competition. In titanium dioxide feedstocks, we are in a period of sustained oversupply. Both QIT and Richards Bay Minerals cut back production in 2002. We believe existing and committed capacity is sufficient to meet projected demand until at least 2007.

Exceptional charges
Over the last 18 months, we have taken decisive action to improve the financial returns from two of our assets that have underperformed: Kennecott Utah Copper and the Iron Ore Company of Canada. However,

the impact of our revised assumptions about future markets for these businesses has more than offset the benefits from these improvements. It has necessitated writing down the carrying value of these assets by US$480 million and US$235 million, respectively (after tax and minorities). I should emphasise that these impairment charges, which are required to conform with UK accounting standards, are non cash in nature. Moreover, the market value of Rio Tinto is about three times its net book value, underlining the world class quality of our assets. Rio Tinto also took a charge of US$116 million for environmental remediation work at Kennecott Utah Copper, for costs that will be incurred over a number of years on treatment of contaminated groundwater.

Safety, health, environment and communities
We place the utmost importance on health and safety in the workplace. Our policies show our commitment; our standards set clear expectations; audits assure implementation; and, in 2002, we inaugurated an annual chief executive’s award to reward safety excellence. Luzenac North America’s Yellowstone talc operation and Richards Bay Minerals in South Africa were the 2002 winners of the award.
     Despite these strenuous efforts, I am very sad to have to report the deaths of six employees at operations we manage during 2002. Many of these fatalities were related to vehicles and driving. We are reinforcing the need for our businesses to achieve full implementation of the Rio Tinto safety standards to prevent any fatality.
     There were 487 lost time incidents during the year, a 33 per cent decrease from 2001. For the last few years, we have set an annual target of a 50 per cent reduction in the lost time injuries frequency rate. In 2002, the frequency rate was 0.85 compared with 1.26 in 2001. While not 50 per cent, this result represents significant improvement. Our goal, nevertheless, remains to eliminate all injuries.
     By the end of 2002, 72 per cent of our managed operations had implemented the ISO 14001 environmental standard or an equivalent environmental management system. Full compliance is expected in 2003. To increase our focus on this area, we have started to highlight further priorities. Performance targets are set for 2003, including energy and water use efficiency, and greenhouse gas emissions. Performance in these areas will also be linked to the executive incentive plan.
     We made progress in finding ways to integrate sustainable development practices and approaches into our activities. Most businesses have appointed cross functional teams to develop a sustainable development framework appropriate to local circumstances and efforts are under way to formalise the incorporation of criteria into key business decisions.

Opportunities
The integration into our businesses of the US$4 billion of acquisitions from 2000 will continue to add significantly to earnings and cash flow over the next few years. The key to a healthy future is the constant attention to the creation of options which we can feed into the project pipeline.
     For most of our commodities we have opportunities to increase capacity as markets demand. We are, therefore, capable of responding to market circumstances. Rio Tinto has a number of high quality greenfield projects under construction that represent a significant increase in the Group’s exposure to several commodities.
     However, we do not limit ourselves to any single path to profitable growth. In the last three years, we have also achieved success through acquisition and through identifying options for internal development projects. Our Exploration group continues to develop a portfolio of strong opportunities for the future.
     Diavik Diamonds, Hail Creek and the Comalco alumina refinery represent the next major tranche of developments. These are high margin projects in businesses we know well. Additionally, we are the leading minerals supplier to China.
     Whatever the economic conditions, we will remain focused on achieving growth in shareholder value through the business cycle.

Leigh Clifford Chief executive

Rio Tinto 2002 Annual report and financial statements 5

Back to Contents
SELECTED FINANCIAL DATA

Selected financial data for Rio Tinto Group for the period 1998 to 2002

Exchange rates for the periods are shown on page 143.

6 Rio Tinto 2002 Annual report and financial statements

Back to Contents
RISK FACTORS AND CAUTIONARY STATEMENT

Risk factors and cautionary statement

RISK FACTORS
The following describes some of the risks that could affect Rio Tinto. In addition, some risks may be unknown to Rio Tinto and other risks, currently believed to be immaterial, could turn out to be material. All of these could significantly affect the Group’s business and financial results. They should also be considered in connection with any forward looking statements in this document and the cautionary statement below.

Economic conditions
Commodity prices, and demand for the Group’s products, are influenced strongly by world economic growth, particularly that in the US and China. The Group’s normal policy is to sell its products at prevailing market prices. Commodity prices can fluctuate widely and could have a material and adverse impact on the Group’s asset values, revenues, earnings and cash flows. Further discussion can be found on page 10, Business environment, and on page 32, Commodity prices.

Exchange rates
The Group’s assets, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s sales and the countries in which it operates. The US dollar is the currency in which the majority of the Group’s sales are denominated. The Australian and US dollars are the most important currencies influencing costs. Currencies can fluctuate widely and could have a material and adverse impact on the Group’s revenues, earnings and cash flows. Further discussion can be found on page 31, Exchange rates, reporting currencies and currency exposure.

Acquisitions
The Group has grown partly through the acquisition of other businesses. There are numerous risks commonly encountered in business combinations and Rio Tinto cannot ensure that management will be able effectively to integrate businesses acquired, or generate the cost savings and synergies anticipated. Failure to do so could have a material and adverse impact on the Group’s costs, earnings and cash flows.

Exploration and new projects
The Group seeks to identify new mining properties through an active exploration programme. However, there is no guarantee that such expenditure will be recouped or that the existing mineral reserves will be replaced. Failure to do so could have a material and adverse impact on the Group’s financial results and prospects.
     The Group develops new mining properties and expands its existing operations as a means of generating shareholder value. However, there are increasing regulatory, environmental and social approvals required that can potentially result in significant increases in construction costs and/or significant delays in construction. These increases could materially and adversely impact upon a project’s economics, the Group’s asset values, costs, earnings and cash flows.

Reserve estimation
There are numerous uncertainties inherent in estimating ore reserves and estimates that are valid at the time of estimation may change significantly when new information becomes available. Fluctuations in the price of commodities, increased production costs or reduced recovery rates may render lower grade reserves uneconomic and may, ultimately, result in a restatement. A significant restatement could have a material and adverse impact on the Group’s asset values, costs, cash flows and earnings.

Political and community
The Group has operations in some countries where varying degrees of political instability exists. Political instability can result in civil unrest, expropriation, nationalisation, renegotiation or nullification of existing contracts, mining leases and permits or other agreements, changes in laws, taxation policies or currency restrictions. Any of these can have a material adverse impact upon the profitability or, in extreme cases, the viability of an operation.
     Some of the Group’s current and potential operations are located in or near communities that may now, or in the future, regard such an operation as having a detrimental effect on their social and economic circumstances. Should this occur, it might have a material adverse impact upon the profitability or, in extreme cases, the viability of an operation. In addition, such an event may adversely affect the Group’s ability to enter into new operations.

Technology
The Group has invested in and is involved with information system and operational initiatives. Several technical aspects of these initiatives are still unproven and the eventual commercial outcomes cannot be assessed with any certainty. Accordingly, the costs and benefits from participating and investing in new technologies and the consequent effects on the Group’s future earnings and financial results may vary widely from present expectations.

Land and resource tenure
The Group operates in several countries where title to land and rights in respect of land and resources (including indigenous title) are sometimes unclear and disputes may arise over resource development. Such disputes could disrupt some mining projects and/or impede the Group’s ability to develop new mining properties.

Health, safety and environment
Rio Tinto operates in an industry that is subject to numerous health, safety and environmental laws and regulations and community expectations. Evolving regulatory standards and expectations can result in increased litigation and/or increased capital, operating, compliance and remediation costs, all of which can have a material and adverse impact on earnings and cash flows.

Mining operations
Mining operations are vulnerable to a number of circumstances beyond the Group’s control, including transport disruption, weather and other natural disasters such as cyclones and flooding, unexpected maintenance problems, collapse or damage to pit walls, unexpected geological variations and industrial actions. These can affect costs at particular mines for varying periods. Mining, smelting and refining processes also rely on key inputs, for example fuel and electricity. Appropriate insurance can provide protection from some, but not all, of the costs that may arise from unforeseen events. Disruption to the supply of key inputs, or changes in their pricing, may have a material and adverse impact on the Group’s costs, earnings and cash flows.

Rehabilitation
Costs associated with rehabilitating land disturbed during the mining process and addressing environmental, health and community issues are estimated based on the most current information available and dealt with before an operation is sold or closed. However, there is a risk that estimates may be insufficient and/or further issues may be identified. Any underestimated or unidentified rehabilitation costs will reduce earnings and could materially and adversely affect the Group’s financial results and cash flows.

Non managed operations
Rio Tinto cannot guarantee that local management of mining assets where it does not have managerial control will comply with the Group’s standards or objectives.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. These statements may generally, but not always, be identified by the use of words such as “believes”, “expects”, “may”, “should”, “will”, or similar expressions, used in connection with estimated reserves, anticipated production or construction commencement dates, costs, outputs and productive lives of assets or similar factors. Such forward looking statements involve known and unknown risks, uncertainties and other factors beyond the Group’s control. For example, future reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty.
     The Group cannot guarantee that its forward looking statements will not differ materially from actual results.

Rio Tinto 2002 Annual report and financial statements 7

Back to Contents
ABOUT RIO TINTO

About Rio Tinto

INTRODUCTION
Rio Tinto Limited and Rio Tinto plc operate as one business organisation, referred to in this report as Rio Tinto, the Rio Tinto Group or, more simply, the Group. These collective expressions are used for convenience only since both Companies and the individual companies in which they directly or indirectly own investments are separate and distinct legal entities.
     “Limited”, “plc”, “Pty”, “Inc”, “Limitada”, or “SA” has generally been omitted from Group company names, except to distinguish between Rio Tinto plc and Rio Tinto Limited.
     Except where indicated, financial data are derived from, and should be read in conjunction with, the Rio Tinto Group’s consolidated financial statements which are in United States dollars (US$). Solely for convenience, pound sterling (£) and Australian dollar (A$) amounts not derived from the financial statements have been translated at the rates shown at the end of this document. Rio Tinto Group turnover, profit before tax, net earnings, and operating assets for 2001 and 2002 attributable to the Group’s products and geographical areas, are shown in notes 26 and 27 to the Financial statements on pages 100 to 104. In the Operational review, operating assets, turnover and net earnings are consistent with the financial information by business unit on pages 127 and 128.
     The tables on pages 11 to 22 show production for 2000, 2001 and 2002 and include estimates of proved and probable reserves and mineral resources. The weights and measures used are mainly metric units; conversions into other units are shown on page 143. Words and phrases, often technical, have been used which have particular meanings; definitions of these terms are on pages 143 to 145.
     Throughout this report, the financial and operating data reflect the composition of each product group for the year to 31 December 2002. The results by product group for 2001 have been restated accordingly.

AN OVERVIEW OF RIO TINTO
Rio Tinto is a leading international mining group, combining Rio Tinto plc and Rio Tinto Limited in a dual listed companies (DLC) structure as a single economic entity. Nevertheless, both Companies remain legal entities with separate share listings and registers. Rio Tinto plc is incorporated in England and Wales and Rio Tinto Limited is incorporated in Australia.
     Rio Tinto’s international headquarters is in London whilst the Australian representative office in Melbourne provides support for operations, undertakes external and investor relations and fulfils statutory obligations there. For legal purposes, Rio Tinto’s US agent is Ms S Crompton, Secretary of Rio Tinto’s US holding companies, 1343 South 1800 East, Salt Lake City, UT 84108. Investor relations in the US are provided by Makinson Cowell US Limited, One Penn Plaza, 250 W 34th St, Suite 1935, New York, NY 10119.
     Rio Tinto’s address and telephone

details are shown on the inside back cover of this report.

Objective, strategy and management structure
Rio Tinto’s fundamental objective is to maximise the overall long term return to its shareholders by operating responsibly and sustainably in areas of proven expertise where the Group has competitive advantage. Its strategy is to maximise the net present value per share by investing in large, long life, cost competitive mines. Investments are driven by the quality of opportunity, not choice of commodity.
     Rio Tinto’s substantial mining interests are diverse both in geography and product. The Group consists of wholly and partly owned subsidiaries, joint ventures, associated companies and joint arrangements, the principal ones being listed in notes 31 to 34 of the Financial statements on pages 116 to 118.
     Rio Tinto’s management structure is designed to facilitate a clear focus on business performance and the Group’s objective. The management structure, which is reflected in this report, is based on principal product and global support groups:
• Iron Ore
• Energy
• Industrial Minerals
• Aluminium
• Copper
• Diamonds & Gold
• Exploration, and
• Technology.
The chief executive of each group reports to the chief executive of Rio Tinto.

2002 FINANCIAL SUMMARY
On 31 December 2002, Rio Tinto plc had a market capitalisation of £13.2 billion (US$21.2 billion) and Rio Tinto Limited had a market capitalisation of A$16.9 billion (US$9.6 billion). The combined Group’s market capitalisation in publicly held shares at the end of 2002 was US$27.2 billion.
     At 31 December 2002, Rio Tinto had consolidated operating assets of US$13.2 billion; 49 per cent were located in Australia and New Zealand and 36 per cent in North America. Group turnover, or sales revenue, in 2002 was US$10.8 billion (or US$8.4 billion excluding Rio Tinto’s share of joint ventures’ and associates’ turnover). After exceptional charges related to the impairment of carrying values and environmental remediation costs at Kennecott Utah Copper, net earnings in 2002 were US$651 million. Excluding the exceptional charges, adjusted earnings in 2002 were US$1,530 million.

History
Rio Tinto plc was formed in 1962 by the merger of two English companies, The Rio Tinto Company and The Consolidated Zinc Corporation. At the same time, the Australian interests of these two companies were also merged to form Rio Tinto Limited.
     The Rio Tinto Company was formed in 1873 to mine ancient copper workings at Rio Tinto in southern Spain. The Consolidated

Zinc Corporation was incorporated in 1905, initially to treat zinc bearing mine waste at Broken Hill, New South Wales, Australia.
     Between 1962 and 1995, Rio Tinto plc and Rio Tinto Limited discovered important mineral deposits, developed major mining projects and also grew through acquisition. Their DLC merger in 1995 was structured to ensure that, as far as possible, the shareholders of both Companies are in substantially the same economic position as if they held shares in a single enterprise which owns all the Companies’ assets. A more detailed description of the DLC can be found on page 68.
     Following the DLC merger, Rio Tinto has continued to invest in developments and acquisitions in keeping with its strategy.

RECENT DEVELOPMENTS
Share buybacks and issues 2002
In April 2002, Rio Tinto plc shareholders renewed approvals for the buyback of up to ten per cent of its own shares. Rio Tinto Limited is authorised by shareholder approvals obtained in 1999 to buy back up to 100 per cent of Rio Tinto Limited shares held by Tinto Holdings Australia Pty Limited (a wholly owned subsidiary of Rio Tinto plc) plus, on-market, up to ten per cent of the publicly held capital in any 12 month period.
     Rio Tinto plc and Rio Tinto Limited will seek renewal of their existing shareholder approvals at their respective annual general meetings in 2003. The number of shares, if any, which may be bought back under these authorities will continue to be determined by the directors, based on what they consider to be in the best interests of the continuing shareholders.
     In the year to 31 December 2002, neither Rio Tinto plc nor Rio Tinto Limited purchased publicly held shares for cancellation in either Company. However, a further 887,000 Rio Tinto plc and 360,000 Rio Tinto Limited shares were issued in respect of the Companies’ employee share plans. During the year, options for a further 2,605,000 Rio Tinto plc and 2,249,000 Rio Tinto Limited shares were granted under Rio Tinto’s share plans.

Share buybacks and issues 2000-2001
In 2000, 3.2 million Rio Tinto plc shares and 2.1 million Rio Tinto Limited shares were issued in connection with the acquisition of Comalco’s publicly held shares. Rio Tinto Limited and Rio Tinto plc also issued 400,000 and 40,000 shares respectively in connection with the acquisition of Ashton Mining. A further 398,000 Rio Tinto plc and 10,000 Rio Tinto Limited shares were issued in connection with the Ashton Mining acquisition in 2001.
     During 2000, Rio Tinto plc purchased and cancelled 1.2 million of its shares at an average price of £10.35 per share and Rio Tinto Limited purchased and cancelled 0.74 million of its shares at an average price of A$25.13 per share. Within the DLC, Rio Tinto Limited also purchased ‘off market’ and cancelled a further 91 million of its shares held by Tinto Holdings Australia at an average price

8 Rio Tinto 2002 Annual report and financial statements

Back to Contents

ABOUT RIO TINTO

of A$25.43 per share. As a consequence, the public interest in Rio Tinto Limited rose from 52.6 per cent to 62.4 per cent.
     In 2001, neither Rio Tinto plc nor Rio Tinto Limited purchased publicly held shares for cancellation in either Company.
     An additional 681,000 Rio Tinto plc and 79,000 Rio Tinto Limited shares were issued in respect of the Companies’ employee share plans. Rio Tinto extended a share savings plan to subsidiary companies worldwide. At the same time, Rio Tinto Limited established its own all employee international share savings plan. In aggregate, approximately 24 per cent of eligible employees took out a savings contract for a fixed monthly amount over periods of up to five years and were granted options for 1.0 million Rio Tinto plc shares and 1.4 million Rio Tinto Limited shares during 2001.
     Rio Tinto plc converted its share warrants to bearer to registered ordinary shares in June 2001 and the former were then delisted.

Operations acquired and divested 2002
In January 2002, Kennecott Energy (KEC) purchased the North Jacobs Ranch coal reserves for US$380 million, payable in installments over a five year period. The reserves are adjacent to KEC’s existing Jacobs Ranch operation and provide a basis for low cost expansion in line with market demand.
     Following the purchase of outstanding units in the Western Australian Diamond Trust, Rio Tinto’s interest in Argyle Diamonds increased from 99.8 per cent to 100 per cent.
     In August, Comalco completed the acquisition of an additional 9.5 per cent interest in reduction lines 1 and 2 of the Boyne Island Smelter for US$78.5 million. This increases Comalco’s share in lines 1 and 2 of the world class, low cost smelter to 59.5 per cent from 50 per cent. The interest in line 3 remains unchanged at 59.25 per cent.
     During the first half of 2002, Coal & Allied Industries completed the sale of its interest in the Moura Joint Venture for US$166 million and in Narama and Ravensworth for US$64 million. These were classified as assets held for resale and consequently their disposal had no effect on net earnings. In September, Rio Tinto acquired for cash in the market 2,597,000 ordinary shares in Coal & Allied to bring its shareholding to 75.7 per cent from 72.7 per cent.
     Under its 1982 Coal Agreement with the Indonesian Government, Kaltim Prima Coal (KPC), in which Rio Tinto has a 50 per cent interest, is required to offer up to 51 per cent of its shares to Indonesian participants. Agreement was reached with the Indonesian Government on the value of the shares for the current offer, but the offer, due to be made by March 2002, was prevented by attachment orders granted by the District Court of South Jakarta over KPC’s shares.
     In August 2002, the Government of Indonesia and KPC reached agreement to finalise the divestment of 51 per cent of KPC shares to the Government and assignment of those shares to Indonesian interests. The agreement was conditional on all litigation associated with the divestment process being removed. In August the civil case against KPC which gave rise to the attachment order was withdrawn, clearing the way for KPC formally to make the offer of the 51 per cent interest to the Government of Indonesia for US$419 million. The divestment process continues to be protracted and is not yet completed due largely to the current investment and political environment in Indonesia.
     As a result of a refinancing in December 2002, in which the Labrador Iron Ore Royalty Income Fund (LIORIF) chose not to participate, Rio Tinto’s interest in Iron Ore Company of Canada increased from 56.1 per cent to 58.7 per cent.
     In January 2003, Rio Tinto signed a non binding letter of intent for the divestment of its 25 per cent interest in Minera Alumbrera, Argentina, together with its wholly owned Peak Gold Mine in Australia for US$210 million. The transaction is subject to agreement of terms as well as a number of conditions.
     Development projects have been funded using the US commercial paper market, the 2002 bond issue, the European medium term note facility and internally generated funds.

Operations acquired and divested 2000-2001
In January 2000, the Group’s one third interest in Carbones del Cerrejon in Colombia was sold to the other partners and an after tax profit of US$55 million realised.
     In July, Comalco became wholly owned as a result of Rio Tinto’s A$9.50 cash per share offer with a scrip alternative for the approximately 155 million publicly held shares. The acquisition involved the payment of some US$0.8 billion in cash and the issue of Rio Tinto plc and Rio Tinto Limited shares.
     Rio Tinto’s A$4.75 per share cash offer for North, which closed in August, was also successful and cost US$2.0 billion.
     Rio Tinto’s unconditional A$2.20 per share cash offer with a scrip alternative was accepted by Ashton Mining’s shareholders in November. As a result, the Group’s interest in the Argyle Diamond mine increased to 99.8 per cent. The acquisition of Ashton Mining cost US$418 million in cash and the issue of 400,000 Rio Tinto Limited shares and 40,000 Rio Tinto plc shares.
     Coal & Allied acquired the Lemington coal mine for US$134 million in December 2000. In January 2001, Coal & Allied acquired the Peabody Group’s Australian coal businesses for US$455 million and the assumption of US$100 million in debt. Rio Tinto acquired an additional 1.83 per cent interest in Coal & Allied on market for US$15 million in March, 2001.
     In April, 2001 Rio Tinto’s 50 per cent share of the Norzink smelter was sold for an after tax gain of US$54 million.
     Rio Tinto sold North Forest Products for US$171 million in May 2001. Following a review, Rio Tinto also sold its 34.8 per cent interest in Aurora Gold as well as other minority interests acquired with Ashton

Mining whilst increasing its interest in Ashton Mining of Canada to 63.8 per cent.
     Rio Tinto’s offer resulted in it purchasing, for US$56 million, units representing 20.3 per cent of the Labrador Iron Ore Royalty Income Fund.
     In July, Rio Tinto purchased additional shares in Palabora Mining, increasing its interest by some 0.7 per cent to 49.2 per cent.
     Dampier Salt acquired Cargill Australia’s Port Hedland operation for US$95 million and contingent performance payments not exceeding US$15 million in aggregate.
     With effect from September 2001 Comalco acquired an additional 8.3 per cent in Queensland Alumina for US$189 million, taking its overall interest to 38.6 per cent. Rio Tinto acquired the Three Springs talc mine in Western Australia for US$28 million in the same month.

Development projects 2002
Rio Tinto invested US$1.4 billion in 2002 on development projects around the world.
     The Diavik diamond project in the Northwest Territories, Canada, was completed early and under budget. Initial production has commenced and the process plant was commissioned. 2003 will be a year of production build up with Rio Tinto’s share of production of over 3.6 million carats projected for 2005.
     Construction of the US$76 million second block cave at the underground Northparkes copper-gold mine in New South Wales, Australia was delayed by ground control problems. Production from the first underground block cave ceased in early 2003 to be replaced by the Lift 2 block cave which will commence production in 2004.
   Construction of Palabora’s
US$410 million underground copper mine in South Africa was completed. The open pit mine was closed and commercial scale underground mining commenced in April.
     Work on the US$1.0 billion Phase 4 expansion at the Escondida copper mine in Chile was completed.
     Freeport Indonesia continued to develop the DOZ underground block cave. This achieved design capacity of 25,000 tonnes of ore per day in 2002, a year earlier than originally projected.
     Pacific Coal continued development of the US$255 million Hail Creek coking coal project in Queensland, Australia. The mine will produce 5.5 million tonnes annually following start up in 2003.
     Work on the Robe River Joint Venture’s US$450 million West Angelas iron ore mine and port facilities in Western Australia was completed and the first shipments made.
     Construction began in January 2003 on an expanded US$200 million HIsmelt® plant at Kwinana in Western Australia. The plant is expected to be commissioned in late 2004 and reach full production of 800,000 tonnes per year in 2006.
     Construction of Comalco’s US$750 million alumina refinery at Gladstone, Queensland, proceeded on schedule with US$175 milion spent in 2002. Initial

Rio Tinto 2002 Annual report and financial statements   9

Back to Contents

ABOUT RIO TINTO

About Rio Tinto continued

shipments from the 1.4 million tonne per year plant are expected in 2005.
     Further detail on these investments and projects is provided in the Operational review on pages 34 to 39.

Development projects 2000-2001
At QIT’s upgraded slag plant in Canada, equipment modifications to achieve a rated annual capacity of 250,000 tonnes were introduced in 2000.
     Construction of the second block cave at the underground Northparkes copper-gold mine in New South Wales, Australia began in 2001.
     In the US, Kennecott Utah Copper closed its North Concentrator in December 2001.
     Pacific Coal began development of the Hail Creek coking coal project in Queensland, Australia.
     Work on the Robe River Joint Venture’s West Angelas iron ore mine and port facilities in Western Australia continued. The Robe River partners agreed to share rail infrastructure with Hamersley Iron, resulting in a capital cost saving of US$110 million.
     The Iron Ore Company of Canada suspended reconditioning of its pellet plant in Sept-Iles, Quebec, due to market deterioration.

BUSINESS ENVIRONMENT AND MARKETS
Rio Tinto produces a broad range of metals and minerals, sold in a variety of markets, which now include electronic marketplaces, with differing characteristics and pricing mechanisms.
     Non ferrous metals are generally sold under contract, often long term, at prices determined by reference to prevailing prices on terminal markets such as the London Metal Exchange and COMEX in New York. Fluctuations in these prices, particularly for aluminium, copper and gold, inevitably affect Rio Tinto’s financial results.
     Prices for many of the Group’s other products, such as coal, iron ore and industrial minerals, are directly negotiated under contract and are less susceptible to short term variation.
     In commodity businesses, especially where there are terminal markets, excess capacity often results in prices falling to levels which may make some producers periodically unprofitable.
     After slowing sharply in 2001, the global economy managed only a sluggish recovery in 2002, with world GDP growing 2.5 per cent. World trade growth of two per cent, while up on the flat performance in 2001, was well below the average of six per cent for the previous 20 years.
     The US economy started 2002 stronger than might have been expected given the disruption from the terrorist attacks of 11 September 2001, with consumer spending bolstered by a buoyant housing market. However, with the corporate sector still weighed down with too much capacity as a result of the bursting of the technology bubble and with the stock market shaken by poor profitability, a series of corporate scandals and geopolitical uncertainties in the Middle East, the economy lost momentum in the second half of the year despite further reductions in interest rates by the Federal Reserve.
     Europe started the year more slowly but appeared to be picking up speed when weakening stock markets and the slowing of world trade undermined its recovery.
Germany in particular struggled with the monetary and fiscal constraints imposed on it by membership of the euro zone. Japan, still suffering from weak consumer and investment demand, recorded negative growth for the second year in succession.
     The rest of Asia, and particularly China, was much the most dynamic part of the world economy in 2002. High levels of investment and exports, stimulated by its entry into the World Trade Organisation in late 2001, enabled China’s economy to grow by over eight per cent in 2002. Its similarly fast growing imports gave a boost to producers in other parts of emerging Asia.
     Although, overall, these conditions did not provide a very helpful backdrop for mineral commodity markets in 2002, the performance of individual markets varied widely reflecting differences in the pattern of regional growth.
     Iron ore had a particularly strong year as a result of surging demand from China. Although contract prices for ore were reduced by 2.4 to 5.0 per cent as a result of weak market conditions in 2001 after the longest negotiations in history, the market tightened as the year progressed, testing the industry’s capacity to deliver.
     Steam coal producers also had to accept a cut in the contract price for their product. However, following production cutbacks and a slowdown in exports out of China, the market tightened in the second half of the year and spot prices of coal edged back up.
     Stronger still was the performance of gold which saw its price surge to an average of US$309 per ounce following US$271 in 2001. Increased geopolitical uncertainty played a part in this turnaround but just as important appears to have been the fact that lower interest rates and a weaker US dollar made producer forward selling of gold less attractive.
     For most other commodities, it was a slower year. Industrial minerals, such as borates and titanium minerals, have a high proportion of their demand in North America and Europe and consequently experienced little growth.
     Global demand for copper grew around 2.5 per cent, with virtually all of this growth accounted for by China. Although producer cutbacks helped stabilise stocks in the second half of the year, permitting a modest rally in prices, the average price for the year, 70.6 US cents per pound, was still below the 71.6 US cents recorded in 2001.
     Demand for aluminium was rather stronger than that for copper, growing 4.5 per cent during the year. However, in contrast to copper, aluminium did not have the benefit of much producer restraint, with western smelter output rising around 3.5 per cent, while China emerged for the first time as a net exporter of aluminium. Accordingly, the annual average price of aluminium slipped from 65.5 US cents per pound in 2001 to 61.2 US cents in 2002.

A discussion of the financial results for the two years to 31 December 2002 is given in the Financial review on pages 30 to 33. Comments on the financial performance of the individual product groups for the three years to 31 December 2002 are included in the Operational review on pages 34 to 49. Details of production, reserves and resources, and information on Group mines and smelters are given on pages 11 to 22 and 24 to 29, respectively.

10   Rio Tinto 2002 Annual report and financial statements

Back to Contents

METALS AND MINERALS PRODUCTION

Metals and minerals production

		2000		2001		2002
		Production (a)		Production (a)		Production (a)

	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)		share		share		share

ALUMINA (’000 tonnes)
Eurallumina (Italy) (c)	56.2	1,022	512	993	557	1,010	567
Queensland Alumina (Australia) (c) (d)	38.6	3,762	1,017	3,624	1,204	3,574	1,380

Rio Tinto total			1,530		1,761		1,947

ALUMINIUM (refined) (’000 tonnes)
Anglesey (UK)	51.0	143.8	73.3	139.3	71.0	139.3	71.1
Bell Bay (Australia) (c)	100.0	157.4	140.8	160.8	160.8	163.9	163.9
Boyne Island (Australia) (c) (e)	59.4	505.1	245.4	508.9	277.5	520.2	294.6
Tiwai Point (New Zealand) (c)	79.4	328.4	232.8	322.3	256.2	333.9	265.9

Rio Tinto total			692.3		765.6		795.4

BAUXITE (’000 tonnes)
Boké (Guinea) (c)		4.0	12,677	499	11,987	469	12,030	482
Weipa (Australia) (c)		100.0	11,767	10,507	11,326	11,326	11,241	11,241

Rio Tinto total				11,005		11,795		11,724

BORATES (’000 tonnes) (f)
Boron mine (US)		100.0	570	570	549	549	514	514
Tincalayu (Argentina)		100.0	20	20	14	14	15	15

Rio Tinto total				590		564		528

COAL (’000 tonnes)
Coal & Allied Industries (g)
Bengalla (Australia) (h)	SC	30.3	–	–	4,894	1,418	5,385	1,587
Hunter Valley Operations (Australia) (i)	SC	75.7	5,762	4,084	8,209	5,945	9,183	6,756
	MC	75.7	2,823	2,001	4,034	2,913	3,442	2,531
Mount Thorley Operations (Australia)	SC	60.6	2,164	1,224	2,376	1,373	2,465	1,451
	MC	60.6	2,225	1,259	2,171	1,255	1,827	1,073
Moura (Australia) (h)	SC	–	–	–	2,175	867	1,018	407
	MC	–	–	–	2,713	1,080	1,381	552
Narama (Australia) (h)	SC	–	–	–	2,177	789	370	135
Ravensworth East (Australia) (h)	SC	–	–	–	1,511	1,096	387	281
Warkworth (Australia) (h)	SC	42.1	–	–	5,141	2,070	6,314	2,586
	MC	42.1	–	–	550	221	568	231

Total Coal & Allied Industries				8,568		19,026		17,590

Pacific Coal
Blair Athol (Australia)	SC	71.2	11,040	7,864	10,592	7,546	11,809	8,412
Kestrel Coal (Australia)	SC	80.0	1,130	904	1,202	962	1,685	1,348
	MC	80.0	2,167	1,733	2,068	1,654	2,406	1,925
Tarong Coal (Australia)	SC	100.0	4,847	4,847	5,276	5,276	5,685	5,685

Total Pacific Coal				15,348		15,437		17,370

Total Australian coal				23,917		34,464		34,960

Kaltim Prima Coal (Indonesia) (j)	SC	50.0	13,135	6,568	15,611	7,806	17,740	8,870

Kennecott Energy
Antelope (US)	SC	100.0	20,837	20,837	22,344	22,344	24,319	24,319
Colowyo (US)	SC	(k)	4,691	4,691	5,231	5,231	4,889	4,889
Cordero Rojo (US)	SC	100.0	35,038	35,038	39,452	39,452	34,724	34,724
Decker (US)	SC	50.0	9,057	4,529	8,510	4,255	9,021	4,511
Jacobs Ranch (US)	SC	100.0	25,678	25,678	26,612	26,612	28,784	28,784
Spring Creek (US)	SC	100.0	10,253	10,253	8,767	8,767	8,093	8,093

Total US coal				101,026		106,661		105,320

Rio Tinto total				131,510		148,930		149,149

Coal type: SC – steam/thermal coal, MC – metallurgical/coking coal.
See notes on page 14

Rio Tinto 2002 Annual report and financial statements   11

Back to Contents

METALS AND MINERALS PRODUCTION

Metals and minerals production continued

		2000		2001		2002
		Production (a)		Production (a)		Production (a)

	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)		share		share		share

COPPER (mined) (’000 tonnes)
Alumbrera (Argentina) (l) (m)	25.0	61.1	15.3	191.6	47.9	203.7	50.9
Bingham Canyon (US)	100.0	295.7	295.7	312.7	312.7	260.2	260.2
Escondida (Chile)	30.0	911.6	273.5	774.8	232.4	754.5	226.3
Grasberg – FCX (Indonesia) (n)	15.0	477.2	87.0	513.5	93.5	494.4	107.5
Grasberg – Joint Venture (Indonesia) (n)	40.0	292.1	116.8	235.9	94.4	370.0	148.0
Neves Corvo (Portugal)	49.0	76.3	37.4	82.9	40.6	77.2	37.8
Northparkes (Australia) (l)	80.0	19.0	15.2	55.1	44.1	38.4	30.7
Palabora (South Africa) (o)	49.2	117.0	54.7	78.4	38.4	52.2	25.7

Rio Tinto total			895.6		904.1		887.1

COPPER (refined) (’000 tonnes)
Atlantic Copper (Spain) (n)	16.5	257.6	40.1	235.3	39.1	250.5	41.5
Escondida (Chile)	30.0	140.3	42.1	151.0	45.3	138.7	41.6
Kennecott Utah Copper (US)	100.0	268.7	268.7	234.3	234.3	293.7	293.7
Palabora (South Africa) (o)	49.2	87.7	41.1	86.9	42.5	81.6	40.2

Rio Tinto total			392.0		361.2		416.9

DIAMONDS (’000 carats)
Argyle (Australia) (p)	100.0	26,475	17,168	26,097	26,045	33,519	33,503
Merlin (p)	100.0	37	37	55	55	117	117

Rio Tinto total			17,205		26,100		33,620

GOLD (mined) (’000 ounces)
Alumbrera (Argentina) (l) (m)	25.0	208	52	672	168	754	188
Barney’s Canyon (US)	100.0	153	153	140	140	75	75
Bingham Canyon (US)	100.0	529	529	592	592	412	412
Cortez/ Pipeline (US)	40.0	1,010	404	1,188	475	1,082	433
Escondida (Chile)	30.0	129	39	101	30	126	38
Grasberg – FCX (Indonesia) (n)	15.0	1,242	261	1,397	388	1,375	355
Grasberg – Joint Venture (Indonesia) (n)	40.0	1,194	478	2,199	880	1,655	662
Greens Creek (US)	70.3	83	58	88	62	103	72
Kelian (Indonesia)	90.0	338	304	453	408	539	485
Lihir (Papua New Guinea) (q)	16.3	606	99	648	105	607	99
Morro do Ouro (Brazil)	51.0	229	117	187	95	225	115
Northparkes (Australia) (l)	80.0	8	6	41	33	41	33
Peak (Australia) (m)	100.0	130	130	101	101	97	97
Rawhide (US)	51.0	104	53	101	52	82	42
Rio Tinto Zimbabwe (Zimbabwe)	56.0	70	39	67	38	38	21
Others	–	16	7	20	10	17	8

Rio Tinto total			2,730		3,577		3,135

GOLD (refined) (’000 ounces)
Kennecott Utah Copper (US)	100.0	413	413	389	389	488	488

IRON ORE (’000 tonnes)
Channar (Australia)	60.0	10,602	6,361	11,088	6,653	10,594	6,356
Corumbá (Brazil)	100.0	778	778	642	642	858	858
Hamersley Iron (Australia)	100.0	55,095	55,095	58,828	58,828	57,563	57,563
Iron Ore Company of Canada (Canada) (l) (r)	58.7	6,136	3,442	14,562	8,169	12,758	7,168
Robe River (Australia) (l)	53.0	12,785	6,776	30,706	16,274	35,860	19,006

Rio Tinto total			72,453		90,566		90,951

See notes on page 14

12   Rio Tinto 2002 Annual report and financial statements

Back to Contents

METALS AND MINERALS PRODUCTION

		2000		2001		2002
		Production (a)		Production (a)		Production (a)

	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)		share		share		share

LEAD (’000 tonnes)
Greens Creek (US)	70.3	20.2	14.2	20.3	14.3	22.3	15.7
Zinkgruvan (Sweden) (l)	100.0	10.5	10.5	24.5	24.5	24.7	24.7

Rio Tinto total			24.7		38.8		40.4

MOLYBDENUM (’000 tonnes)
Bingham Canyon (US)	100.0	10.1	10.1	8.1	8.1	6.1	6.1

NICKEL (mined) (’000 tonnes)
Fortaleza (Brazil)	100.0	8.7	8.7	10.2	10.2	6.3	6.3

NICKEL (refined) (’000 tonnes)
Empress (Zimbabwe)	56.0	6.9	3.9	6.6	3.7	6.4	3.6

SALT (’000 tonnes)
Dampier Salt (Australia) (s)	64.9	4,599	2,987	6,541	4,248	7,186	4,667

SILVER (mined) (’000 ounces)
Bingham Canyon (US)	100.0	3,939	3,939	4,475	4,475	3,663	3,663
Escondida (Chile)	30.0	3,282	985	3,198	959	2,981	894
Grasberg – FCX (Indonesia) (n)	15.0	4,039	615	3,943	700	3,795	804
Grasberg – Joint Venture (Indonesia) (n)	40.0	946	378	1,602	641	2,607	1,043
Greens Creek (US)	70.3	9,237	6,494	10,964	7,703	10,912	7,668
Zinkgruvan (Sweden) (l)	100.0	702	702	1,496	1,496	1,554	1,554
Others	–	2,436	1,316	3,378	1,729	3,231	1,582

Rio Tinto total			14,428		17,703		17,207

SILVER (refined) (’000 ounces)
Kennecott Utah Copper (US)	100.0	3,218	3,218	2,882	2,882	4,037	4,037

TALC (’000 tonnes)
Luzenac Group (Australia/Europe/N. America) (t)	99.9	1,262	1,260	1,268	1,267	1,328	1,327

TIN (tonnes)
Neves Corvo (Portugal)	49.0	1,246	611	1,201	588	345	169

TITANIUM DIOXIDE FEEDSTOCK (’000 tonnes)
Rio Tinto Iron & Titanium (Canada/S. Africa) (u)	100.0	1,368	1,368	1,427	1,427	1,274	1,274

URANIUM (tonnes U3 O8)
Energy Resources of Australia (Australia) (l)	68.4	1,764	1,207	4,211	2,880	4,486	3,068
Palabora (South Africa) (o) (v)	49.2	95	45	31	15	–	–
Rössing (Namibia)	68.6	3,201	2,195	2,640	1,811	2,751	1,887

Rio Tinto total			3,446		4,705		4,955

ZINC (mined) (’000 tonnes)
Greens Creek (US)	70.3	60.7	42.7	58.0	40.7	66.5	46.7
Zinkgruvan (Sweden) (l)	100.0	31.5	31.5	61.8	61.8	48.0	48.0

Rio Tinto total			74.2		102.5		94.7

ZINC (refined) (’000 tonnes)
Norzink (Norway) (w)	–	138.4	69.2	40.9	20.4	–	–
See notes on page 14

Rio Tinto 2002 Annual report and financial statements   13

Back to Contents

METALS AND MINERALS PRODUCTION

Metals and minerals production continued

Production data notes

(a)	Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined onsite, except for the data for iron ore and bauxite which represent production of saleable quantities of ore.
(b)	Rio Tinto percentage share, shown above, is as at the end of 2002 and has applied over the period 2000 – 2002 except for those operations where the share has varied during the year and the weighted average for them is shown below. The Rio Tinto share varies at individual mines and refineries in the “others” category and thus no value is shown.

	Rio Tinto share %
	Operation	See Note	2000	2001	2002

	Atlantic Copper	(n)	15.5	16.6	16.5
	Argyle	(p)	65.9	99.8	99.9
	Bengalla	(g) (h)	–	29.0	29.4
	Boyne Island	(c) (e)	48.6	54.2	56.6
	Comalco	(c)	89.1	100.0	100.0
	Grasberg	(n)	13.3	14.3	15.0
	Hunter Valley Operations	(g) (i)	70.9	72.4	73.6
	Iron Ore Company of Canada	(r)	56.1	56.1	56.2
	Lihir	(q)	16.4	16.3	16.3
	Mount Thorley Operations	(g)	56.6	57.8	58.9
	Moura	(g) (h)	–	39.9	40.0
	Narama	(g) (h)	–	36.2	36.4
	Palabora	(o)	46.8	49.0	49.2
	Queensland Alumina	(c) (d)	27.1	33.2	38.6
	Ravensworth East	(g) (h)	–	72.5	72.7
	Warkworth	(g) (h)	–	40.3	41.2

(c)	During 2000, Rio Tinto increased its shareholding in Comalco from 72.4 per cent to 100 per cent.
(d)	Comalco increased its holding in Queensland Alumina Limited from 30.3 per cent to 38.6 per cent, with effect from September 2001.
(e)	Comalco acquired an approximately 5 per cent additional interest in production from the Boyne Island smelter with effect from August 2002.
(f)	Borate quantities are expressed as B2O3.
(g)	Rio Tinto increased its stake in Coal & Allied Industries from 70.9 per cent to 72.7 per cent during March 2001 and to 75.7 per cent during September 2002.
(h)	Production data are shown from 29 January 2001, the effective date of Coal & Allied’s acquisition of the Australian coal businesses of the Peabody Group. Effective on the same date, Coal & Allied acquired an additional 11.8 per cent interest in the Warkworth mine.
	On 14 March 2002, Coal & Allied completed the sale of its interests in Narama and Ravensworth. Coal & Allied sold its interest in the Moura coal mine with effect from 24 May 2002. Production data are shown up to the dates of sale.
(i)	Hunter Valley Operations include the Howick and Hunter Valley mines plus the Lemington mine which Coal & Allied acquired with effect from 20 December 2000.
(j)	Rio Tinto has a 50 per cent share in Kaltim Prima and, under the terms of its Coal Agreement, the Indonesian Government is entitled to a 13.5 per cent share of Kaltim Prima’s production. Rio Tinto’s share of production shown is before deduction of the Government share.
(k)	Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo’s output is included in Rio Tinto’s share of production.
(l)	Rio Tinto’s share of production from the assets owned by North Limited is shown with effect from 11 August 2000, the effective date of the acquisition.
(m)	Rio Tinto has signed a non binding letter of intent to sell its 25 per cent interest in Minera Alumbrera together with its wholly owned Peak Gold Mine.
(n)	Through its interest in Freeport-McMoRan Copper & Gold (FCX), Rio Tinto had, as of 31 December 2002, a 15.0 per cent share in the Grasberg mine and a 16.5 per cent share in Atlantic Copper. Through a joint venture agreement with FCX, Rio Tinto is entitled, as shown separately in the above tables, to 40 per cent of additional material mined as a consequence of the expansion of the Grasberg facilities in 1998.
(o)	Rio Tinto increased its interest in Palabora Mining Company from 46.5 per cent to 48.6 per cent during November 2000 and then to 49.2 per cent in July 2001.
(p)	On 10 November 2000, Rio Tinto acquired control of Ashton Mining Limited and, as of 17 January 2001, owned 100 per cent. As a result of this purchase, Rio Tinto’s effective interest in Argyle Diamonds increased from 59.7 per cent to 99.8 per cent. Rio Tinto also acquired the Merlin mine with Ashton. Rio Tinto’s interest in Argyle Diamonds subsequently increased from 99.8 per cent to 100 per cent on 29 April 2002, following the purchase of the outstanding units in the Western Australian Diamond Trust.
(q)	Effective 14 February 2000, Rio Tinto’s interest in Lihir decreased from 17.15 per cent to 16.3 per cent following a merger under a scheme of arrangement with Niugini Mining.
(r)	Rio Tinto increased its shareholding in the Iron Ore Company of Canada from 56.1 per cent to 58.7 per cent on 20 December 2002.
(s)	Production from the Port Hedland operation (Dampier Salt 100 per cent) is included from 17 August 2001.
(t)	Talc production includes some products derived from purchased ores. The Three Springs talc mine in Western Australia was acquired in September 2001 and is included in the data from that date.
(u)	Quantities comprise 100 per cent of QIT and 50 per cent of Richards Bay Minerals’ production.
(v)	Uranium production at Palabora ceased with the closure of the heavy minerals plant in August 2001.
(w)	Rio Tinto completed the sale of its interest in Norzink on 17 April 2001.

14   Rio Tinto 2002 Annual report and financial statements

Back to Contents

ORE RESERVES

Ore reserves

     Estimates of ore reserves and mineral resources in this report (for Rio Tinto managed operations) were produced in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves, September 1999 (the JORC Code) as required by the Australian Stock Exchange (ASX). Codes or Guidelines similar to JORC with only minor regional variations have been adopted in South Africa, Canada, US, UK, Ireland and Europe and together these represent current best practice for reporting Ore Reserves and Mineral Resources.
     The JORC Code envisages the use of reasonable investment assumptions, including the use of projected long term commodity prices, in calculating reserve estimates. It has come to the Group’s attention that the US Securities and Exchange Commission (the SEC) have recently been pressing for the use of historical average commodity prices when determining reserves in accordance with SEC Industry Guide 7. If the Group were to apply this approach for reporting purposes, its reserves might differ from those reported below.
     Ore reserve and mineral resource information in this report is based on information compiled by Competent Persons (as defined by JORC), or ‘recognised mining professionals’ as defined by the ASX, most of whom are full time employees of Rio Tinto or related companies. Each has had a minimum of five years relevant estimation experience and is a member of a recognised professional body whose members are bound by a professional code of ethics. Each Competent Person consents to the inclusion in this report of information they have provided in the form and context in which it appears. A register of the names of the Competent Persons who are responsible for the estimates is maintained by the company secretaries in London and Melbourne and is available on request.
     The estimated ore reserve figures in the following tables are as of 31 December 2002. Summary data for year end 2001 are shown for comparison. Metric units are used throughout. The figures used to calculate Rio Tinto’s share of reserves are often more precise than the rounded numbers shown in the tables, hence small differences might result if the calculations are repeated using the tabulated figures.

	Type of mine (a)		Proved ore reserves		Probable ore reserves		Total ore reserves 2002 compared with 2001				Rio Tinto share
				at end 2002	at end 2002

			Tonnage	Grade	Tonnage	Grade		Tonnage			Interest	Recoverable
											%	mineral
							2002	2001

			millions of tonnes		millions of tonnes		millions of tonnes	millions of tonnes				millions of tonnes
BAUXITE (b)
Reserves at operating mine
Weipa (Australia)	O/P		273		457		730	741			100.0	730

												Marketable
												product

			millions of tonnes		millions of tonnes		millions of tonnes	millions of tonnes				millions of tonnes
BORATES (c)
Reserves at operating mines
Boron (US)	O/P		25.0		5.5		30.5	31.3			100.0	30.5
Tincalayu (Argentina)	O/P		0.1		0.1		0.1	0.1			100.0	0.1

Total												30.7

COAL (d)		Coal type	Recoverable	% Yield			Marketable reserves		Marketable coal quality
		(e)	reserves	to give
			total	marketable	Proved	Probable	Total	Total				Marketable
				reserves			2002	2001	(f)	(f)		reserves

Reserves at operating mines			millions of tonnes		millions of tonnes	millions of tonnes	millions of tonnes	millions of tonnes	Calorific value MJ/kg	Sulphur content %		millions of tonnes
Coal & Allied Industries (g)
Bengalla (Australia)	O/C	SC	228	81	185		185	191	28.30	0.50	30.3	56
Hunter Valley Operations
(Australia)	O/C	SC+MC	507	70	347	5	352	392	29.31	0.53	75.7	267
Mount Thorley Operations
(Australia)	O/C	SC+MC	47	64	30		30	27	28.20	0.53	60.6	18
Moura (Australia) (h)	O/C	SC+MC					–	103	–	–	–	–
Narama (Australia) (h)	O/C	SC					–	22	–	–	–	–
Ravensworth East (Australia) (h)	O/C	SC					–	63	–	–	–	–
Warkworth (Australia) (i)	O/C	SC+MC	324	66	213		213	129	28.20	0.53	42.1	89

Sub-total												431

Kaltim Prima
Sangatta (Indonesia) (j)	O/C	SC	398	96	220	163	383	462	25.58	0.57	50.0	192

Kennecott Energy
Antelope (US)	O/C	SC	297	100	297		297	321	20.55	0.23	100.0	297
Colowyo (US) (k)	O/C	SC	106	100	106		106	110	24.42	0.42		106
Cordero Rojo (US)	O/C	SC	444	100	444		444	476	19.54	0.30	100.0	444
Decker (US)	O/C	SC	55	100	55		55	56	22.10	0.42	50.0	28
Fort Union (US) (l)	O/C	SC					–	75	–	–	100.0	–
Jacobs Ranch (US) (m)	O/C	SC	581	100	581		581	141	20.31	0.47	100.0	581
Spring Creek (US)	O/C	SC	258	100	258		258	266	21.75	0.33	100.0	258

Sub-total												1,713

Pacific Coal
Blair Athol (Australia)	O/C	SC	78	100	78		78	93	27.95	0.32	71.2	56
Kestrel (Australia)	U/G	SC+MC	158	80	51	76	127	132	32.20	0.65	80.0	101
Tarong-Meandu (Australia)	O/C	SC	160	68	102	7	109	115	21.05	0.30	100.0	109

Sub-total												266

Total reserves at operating mines												2,602

See notes on page 19

Rio Tinto 2002 Annual report and financial statements    15

Back to Contents

ORE RESERVES

Ore reserves continued

COAL CONTINUED (d)	Type of mine (a)	Coal type (e)	Recoverable reserves total	% Yield to give marketable reserves			Marketable reserves		Marketable coal quality			Rio Tinto share

					Proved	Probable	Total 2002	Total 2001	(f)	(f)		Interest %	Marketable reserves

			millions		millions	millions	millions	millions	Calorific	Sulphur			millions
			of tonnes		of tonnes	of tonnes	of tonnes	of tonnes	value	content			of tonnes
Other undeveloped reserves (n)									MJ/kg	%
Coal & Allied Industries (g)
Maules Creek (Australia)	O/C	SC+MC	160	73	117		117	117	29.90	0.40		75.7	89
Mount Pleasant (Australia)	O/C	SC	439	65	285		285	285	27.20	0.51		75.7	216
Oaklands (Australia)	O/C	SC	400	100		400	400	400	20.90	0.25		75.7	303
Ravensworth West (Australia) (h)	O/C	SC					–	30	–	–		–	–

Sub-total													607

Gokwe North (Zimbabwe) (o)	O/C	SC					–	209	–	–		78.0	–

Kaltim Prima
Bengalon (Indonesia)	O/C	SC	169	100		169	169	169	23.76	0.99		50.0	85

Pacific Coal
Clermont (Australia)	O/C	SC	192	97	186		186	186	27.90	0.33		55.0	102
Hail Creek (Australia)	O/C	MC	214	69	124	24	148	148	32.24	0.31		92.0	136
SW Yarraman (Australia)	O/C	SC	54	76		41	41	41	21.05	0.30		100.0	41
Tarong-Kunioon (Australia)	O/C	SC	257	63		163	163	163	21.05	0.30		100.0	163
Valeria (Australia)	O/C	SC	94	94		88	88	88	29.30	0.70		71.2	63

Sub-total													505

Total undeveloped reserves													1,197

			Proved ore reserves		Probable ore reserves		Total ore reserves 2002 compared with 2001				Average	Rio Tinto share
			at end 2002		at end 2002						mill
											recovery
			Tonnage	Grade	Tonnage	Grade		Tonnage		Grade	%	Interest	Recoverable

							2002	2001	2002	2001		%	metal

COPPER			millions		millions		millions	millions					millions
			of tonnes	%Cu	of tonnes	%Cu	of tonnes	of tonnes	%Cu	%Cu			of tonnes
Reserves at operating mines and
mines under construction
Alumbrera (Argentina) (p)	O/P		345	0.51	23.0	0.47	368	370	0.51	0.52	92	25.0	0.430
Bingham Canyon (US)
– open pit	O/P		29.8	0.59	594	0.53	624	633	0.53	0.56	90	100.0	2.959
– underground block cave	U/G				321	0.70	321	321	0.70	0.70	91	100.0	2.022
– underground skarn ores	U/G				13.5	1.89	13.5	13.5	1.89	1.89	93	100.0	0.236
Escondida (Chile) (q)
– sulphide	O/P		702	1.45	843	1.02	1,545	1,574	1.21	1.21	86	30.0	4.741
– low grade float	O/P		157	0.60	418	0.60	575	470	0.60	0.62	81	30.0	0.825
– oxide	O/P		143	0.77	54.6	0.51	198	240	0.70	0.62	88	30.0	0.358
– mixed	O/P				49.7	1.03	49.7	–	1.03	–	39	30.0	0.059
Fortaleza (Brazil) (r)	U/G		0.5	0.28	0.9	0.25	1.4	2.3	0.26	0.33	78	100.0	0.003
Grasberg (Indonesia) (s)	O/P+U/G		634	1.19	1,951	1.10	2,584	2,584	1.12	1.13	86		of which:
– FCX												15.0	2.824
– Joint Venture												40.0	6.734
Neves Corvo (Portugal)
– copper ore	U/G		22.2	5.20	1.3	3.40	23.5	23.7	5.10	5.20	87	49.0	0.512
– tin-copper ores	U/G		1.6	9.28	0.1	5.16	1.7	1.6	9.11	9.36	85	49.0	0.063
Northparkes (Australia)
– open pit and stockpiles	O/P		9.9	0.68			9.9	11.0	0.68	0.72	68	80.0	0.037
– underground	U/G				48.0	1.20	48.0	52.7	1.20	1.19	88	80.0	0.406
Palabora (South Africa)
– open pit	O/P		3.0	0.50			3.0	3.3	0.50	0.85	84	49.2	0.006
– underground block cave	U/G		216	0.69	16.0	0.49	232	241	0.67	0.69	88	49.2	0.678
– surface stockpiles (t)			12.0	0.14			12.0	–	0.14	–	70	49.2	0.006

Total													22.896

													Recoverable
													diamonds

DIAMONDS (b)			millions of tonnes	carats per tonne	millions of tonnes	carats per tonne	millions of tonnes	millions of tonnes	carats per tonne	carats per tonne			millions of carats
Reserves at operating mines
and mines under construction
Argyle (Australia) (u)
– AK1 pipe	O/P		40.8	3.0	2.2	5.9	42.9	53.7	3.2	3.0		100.0	135.4
– Alluvials	O/P						–	1.6	–	0.3		100.0	–
Diavik (Canada)	O/P+U/G		16.7	4.1	10.4	3.6	27.1	27.1	3.9	3.9		60.0	63.5
Murowa (Zimbabwe)	O/P				23.1	0.7	23.1	23.1	0.7	0.7		78.0	12.4

Total													211.4

See notes on page 19

16   Rio Tinto 2002 Annual report and financial statements

Back to Contents

ORE RESERVES

	Type of	Proved ore reserves		Probable ore reserves		Total ore reserves 2002 compared with 2001				Average	Rio Tinto share
	mine	at end 2002		at end 2002						mill
	(a)									recovery
		Tonnage	Grade	Tonnage	Grade		Tonnage		Grade	%	Interest	Recoverable
											%	metal
						2002	2001	2002	2001

GOLD		millions of tonnes	grammes per tonne	millions of tonnes	grammes per tonne	millions of tonnes	millions of tonnes	grammes per tonne	grammes per tonne			millions of ounces
Reserves at operating mines
Alumbrera (Argentina) (p)	O/P	345	0.59	23.0	0.49	368	370	0.58	0.62	75	25.0	1.295
Bingham Canyon (US)
– open pit	O/P	29.8	0.65	594	0.33	624	633	0.35	0.35	68	100.0	4.703
– underground block cave	U/G			321	0.27	321	321	0.27	0.27	68	100.0	1.856
– underground skarn ores	U/G			13.5	1.22	13.5	13.5	1.22	1.22	66	100.0	0.351
Cortez/Pipeline (US) (v)	O/P	73.1	1.35	97.1	1.05	170	150	1.18	1.46	75	40.0	1.932
Grasberg (Indonesia) (s)	O/P+U/G	634	1.17	1,951	0.97	2,584	2,584	1.02	1.04	76		of which:
– FCX											15.0	7.472
– Joint Venture											40.0	14.462
Greens Creek (US)	U/G			6.4	4.40	6.4	6.9	4.40	4.55	65	70.3	0.413
Kelian (Indonesia) (w)	O/P	14.4	2.16	1.2	3.02	15.5	23.6	2.23	2.35	76	90.0	0.763
Lihir (PNG) (w)	O/P	31.8	3.07	111	3.79	143	121	3.63	3.90	90	16.3	2.446
Morro do Ouro (Brazil)	O/P	319	0.43	49.8	0.43	369	370	0.43	0.43	82	51.0	2.124
Northparkes (Australia)
– open pit and stockpiles	O/P	9.9	0.55			9.9	11.0	0.55	0.57	53	80.0	0.074
– underground	U/G			48.0	0.50	48.0	52.7	0.50	0.47	74	80.0	0.457
Peak (Australia) (p) (x)	U/G	0.5	5.46	1.9	7.75	2.4	3.2	7.26	6.99	94	100.0	0.530
Rawhide (US) (y)	O/P	2.1	0.46			2.1	8.4	0.46	0.79	75	51.0	0.012
Rio Tinto Zimbabwe	U/G	0.3	6.93			0.3	0.3	6.93	9.11	88	56.0	0.038

Total												38.927

												Marketable product

IRON ORE (b)		millions of tonnes	%Fe	millions of tonnes	%Fe	millions of tonnes	millions of tonnes	%Fe	%Fe			millions of tonnes
Reserves at operating mines and mines under construction
Channar (Australia)
– Brockman Ore	O/P	117	63.6	13	63.8	130	145	63.6	63.5		60.0	78
Corumbá (Brazil)	O/P	113	67.2	106	67.2	218	236	67.2	67.2		100.0	218
Eastern Range (Australia) (z)
– Brockman Ore	O/P	89	62.7	23	62.9	112	–	62.7	–		54.0	60
Hamersley Iron (Australia) (aa)
– Brockman 2 (Brockman Ore)	O/P	9	62.9	26	62.9	35	35	62.9	63.0		100.0	35
– Marandoo (Marra Mamba Ore)	O/P	93	62.4	3	62.6	96	110	62.4	62.5		100.0	96
– Mt Tom Price (Brockman Ore)	O/P	143	64.5	56	64.6	199	240	64.5	64.9		100.0	199
– Mt Tom Price (Marra Mamba Ore)	O/P			23	60.7	23	–	60.7	–		100.0	23
– Paraburdoo (Brockman Ore) (z)	O/P	14	64.8	9	64.0	23	160	64.5	63.0		100.0	23
– Paraburdoo (Marra Mamba Ore)	O/P			1	63.4	1	–	63.4	–		100.0	1
– Nammuldi (Marra Mamba Ore)	O/P	10	62.0	0.3	61.6	10	10	62.0	62.0		100.0	10
– Yandicoogina
(Pisolite Ore 1.4% Al2O3)	O/P	240	58.6			240	275	58.6	58.5		100.0	240
– Yandicoogina
(Pisolite Ore 1.9% Al2O2) (bb)				71	57.8	71	–	57.8	–		100.0	71
Iron Ore Company of Canada
(Canada) (cc)	O/P	520	65.0	165	65.0	685	701	65.0	65.0		58.7	402
Robe River (Australia)
– Pannawonica (Pisolite Ore)	O/P	150	57.0	80.0	57.0	230	255	57.0	57.0		53.0	122
– West Angelas (Marra Mamba Ore)	O/P			455	62.2	455	450	62.2	62.2		53.0	241

Total												1,820

												Recoverable metal

MOLYBDENUM		millions of tonnes	%Mo	millions of tonnes	%Mo	millions of tonnes	millions of tonnes	%Mo	%Mo			millions of tonnes
Reserves at operating mine
Bingham Canyon (US)
– open pit	O/P	29.8	0.032	594	0.033	624	633	0.033	0.034	48	100.0	0.097
– underground block cave	U/G			321	0.035	321	321	0.035	0.035	48	100.0	0.054

Total												0.151

LEAD		millions of tonnes	%Pb	millions of tonnes	%Pb	millions of tonnes	millions of tonnes	%Pb	%Pb			millions of tonnes
Reserves at operating mines
Greens Creek (US)	U/G			6.4	4.23	6.4	6.9	4.23	4.57	69	70.3	0.131
Zinkgruvan (Sweden)	U/G	8.9	5.10	1.6	2.80	10.5	12.0	4.74	4.50	90	100.0	0.449

Total												0.580

See notes on page 19

Rio Tinto 2002 Annual report and financial statements    17

Back to Contents

ORE RESERVES

Ore reserves continued

	Type of mine (a)	Proved ore reserves at end 2002		Probable ore reserves at end 2002		Total ore reserves 2002 compared with 2001				Average mill recovery %	Rio Tinto share

		Tonnage	Grade	Tonnage	Grade		Tonnage		Grade		Interest %	Recoverable metal

						2002	2001	2002	2001

NICKEL		millions of tonnes	%Ni	millions of tonnes	%Ni	millions of tonnes	millions of tonnes	%Ni	%Ni			millions of ounces
Reserves at operating mine
Fortaleza (Brazil) (r)	U/G	0.5	2.46	0.9	1.95	1.4	2.3	2.14	2.15	84	100.0	0.025

SILVER		millions of tonnes	grammes per tonne	millions of tonnes	grammes per tonne	millions of tonnes	millions of tonnes	grammes per tonne	grammes per tonne			millions of ounces
Reserves at operating mines
Bingham Canyon (US)
– open pit	O/P	29.8	3.33	594	2.80	624	633	2.83	2.93	80	100.0	45.312
– underground block cave	U/G			321	2.69	321	321	2.69	2.69	71	100.0	19.682
– underground skarn ores	U/G			13.5	13.4	13.5	13.5	13.4	13.4	71	100.0	4.114
Grasberg (Indonesia) (s)	O/P+U/G	634	4.11	1,951	3.61	2,584	2,584	3.73	3.72	63		of which:
– FCX											15.0	21.464
– Joint Venture											40.0	48.283
Greens Creek (US)	U/G			6.4	511	6.4	6.9	511	572	74	70.3	54.655
Neves Corvo (Portugal)
– copper ore	U/G	22.2	50.0	1.3	50.0	23.5	23.7	50.0	50.0	33	49.0	6.155
– tin-copper ore	U/G	1.6	38.4	0.1	37.1	1.7	1.6	38.4	38.5	37	49.0	0.377
Rawhide (US) (y)	O/P	2.1	8.5			2.1	8.4	8.5	11.2	42	51.0	0.124
Zinkgruvan (Sweden)	U/G	8.9	98.9	1.6	68.0	10.5	12.0	94.1	92.0	74	100.0	23.537

Total												223.702

												Marketable
												product

TALC (c)		millions of tonnes		millions of tonnes		millions of tonnes	millions of tonnes					millions of tonnes
Reserves at operating mines
Luzenac Group	O/P+U/G	51.7		29.9		81.6	80.6				99.9	81.5
(Europe/North America/Australia)

												Recoverable metal

TIN		millions of tonnes	%Sn	millions of tonnes	%Sn	millions of tonnes	millions of tonnes	%Sn	%Sn			millions of tonnes
Reserves at operating mine
Neves Corvo (Portugal)
– tin-copper ores	U/G	0.4	4.30	0.02	1.50	0.4	0.4	4.20	4.70	69	49.0	0.006

												Marketable product

TITANIUM DIOXIDE FEEDSTOCK (c)		millions of tonnes		millions of tonnes		millions of tonnes	millions of tonnes					millions of tonnes
Reserves at operating mines
Rio Tinto Iron & Titanium (dd)	O/P+D/O	48.2		31.4		79.6	79.9					79.6
(Canada/South Africa)

												Recoverable metal

URANIUM		millions of tonnes	%U3O8	millions of tonnes	%U3O8	millions of tonnes	millions of tonnes	%U3O8	%U3O8			millions of tonnes
Reserves at operating mines
Energy Resources of Australia (Australia)
– Jabiluka	U/G	6.8	0.57	7.0	0.45	13.8	13.8	0.51	0.51	94	68.4	0.045
– Ranger #3 (w)	O/P	8.9	0.21	11.0	0.28	19.9	21.9	0.25	0.25	90	68.4	0.031
Rössing (Namibia)
– open pit (ee)	O/P	20.2	0.052	115	0.039	135	192	0.041	0.039	85	68.6	0.032
– stockpiled ore		2.6	0.041			2.6	3.7	0.041	0.040	85	68.6	0.001

Total												0.109

		millions		millions		millions	millions					millions
ZINC		of tonnes	%Zn	of tonnes	%Zn	of tonnes	of tonnes	%Zn	%Zn			of tonnes
Reserves at operating mines
Greens Creek (US)	U/G			6.4	11.4	6.4	6.9	11.4	11.6	82	70.3	0.418
Zinkgruvan (Sweden)	U/G	8.9	9.7	1.6	9.3	10.5	12.0	9.6	9.4	93	100.0	0.945

Total												1.363

See notes on page 19

18   Rio Tinto 2002 Annual report and financial statements

Back to Contents

ORE RESERVES

Notes
(a)	Type of mine: O/P = open pit, O/C = open cut, U/G = underground, D/O = dredging operation.
(b)	Reserves of iron ore, bauxite and diamonds are shown as recoverable reserves of saleable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown. Al2O3 grades are not shown for commercial reasons.
(c)	Reserves of industrial minerals are expressed in terms of marketable product, ie after all mining and processing losses. In the case of borates, the saleable product is B2O3.
(d)	Coal reserves are shown as both recoverable and marketable. The yield factors shown reflect the impact of further processing, where necessary, to provide marketable coal.
(e)	Coal type: SC = steam/thermal coal; MC = metallurgical/coking coal.
(f)	Analyses of coal from the US and Indonesia (Kaltim Prima) were undertaken according to “American Standard Testing Methods” (ASTM) on an “As Received” moisture basis whereas the coals from Australia have been analysed on an “Air Dried” moisture basis according to Australian Standards (AS). MJ/kg = megajoules per kilogramme.
(g)	Rio Tinto increased its stake in Coal & Allied from 72.7 per cent to 75.7 per cent on 17 September 2002.
(h)	On 14 March 2002, Coal & Allied completed the sale of its interest in Narama and Ravensworth. Coal & Allied sold its interest in the Moura coal mine with effect from 24 May 2002.
(i)	Reserves at Warkworth have increased following additional exploration and the development of a new geological model and mine plan.
(j)	Marketable reserves at Sangatta have decreased following development of a new geological model and life of mine plan.
(k)	Kennecott Energy has a partnership interest in the Colowyo mine, but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo’s reserves are included in Rio Tinto’s share shown above.
(l)	Marketable reserves at Fort Union have changed following the re-classification of all reserves as resources.
(m)	Reserves have increased following the acquisition of the North Jacobs Ranch lease and a private lease.
(n)	The term ‘other undeveloped reserves’ is used here to describe material that is economically viable on the basis of technical and economic studies but for which mining and processing permits have yet to be requested or obtained. There is a reasonable, but not absolute, certainty that the necessary permits will be issued and that mining can proceed when required.
(o)	Marketable reserves at Gokwe North have been reclassified as measured resources in order to more accurately meet the requirements of the JORC code.
(p)	Rio Tinto signed a non binding letter of intent on 15 January 2003 to sell its 25 per cent interest in Minera Alumbrera together with its wholly owned Peak Gold Mine.
(q)	At Escondida, changes in the ore reserves result from a combination of changes to the geological model, application of more rigorous reserve classification, addition of new ore types, changes in recovery factors due to implementation of new long term metallurgical performance predictive models and recalculation of economic pit shells and associated cut off grades. Previously reported low grade sulphide ore has been renamed ‘low grade float’. A ‘mixed’ ore reserve is quoted for the first time, reflecting inclusion of this ore type in the mine plan.
(r)	Changes in the ore reserves at Fortaleza are a result of the downgrading of most of the north area from probable ore reserves to indicated resources, revision of ore reserves in the central area and the implementation of a new dilution model.
(s)	Rio Tinto is entitled to a share in metal production from Freeport’s Grasberg operations due to its direct shareholding in Freeport-McMoRan Copper and Gold (FCX). In addition, under the terms of a joint venture agreement between Rio Tinto and FCX, Rio Tinto is entitled to a direct 40 per cent share in reserves discovered after 31 December 1994. Rio Tinto’s share of reserves due to these two entitlements are shown separately.
(t)	Following negotiations with Foskor, 12 million tonnes of the surface sulphide stockpile has now been re-allocated to Palabora. Palabora retains the right to purchase copper from the remaining 30.3 million tonnes of stockpiled material that belongs to Foskor.
(u)	Rio Tinto’s interest in the Argyle Diamond mine increased from 99.8 per cent to 100 per cent on 29 April 2002, following the purchase of the outstanding units in the Western Australian Diamond Trust.
(v)	At Cortez, ore reserves have increased as a result of the transfer of material from mineral resources.
(w)	Proved reserves at Kelian, Lihir and Ranger #3 include 12.9, 25.8 and 7.1 million tonnes respectively stockpiled at the end of December 2002 for future treatment. At Kelian, reserves have decreased as a result of development of a new resource model and changes to the final pit design. At Lihir, reserves have increased following additional drilling and significant remodelling of the Lienetz deposit.
(x)	Reserves at Peak include the individual deposits of Peak, New Occidental, Perseverance and New Cobar.
(y)	At Rawhide, mining operations have ceased and processing of stockpiled ore is planned to continue until April 2003. Heap leaching operations are scheduled to continue for a further four years.
(z)	Reserves at Eastern Range are shown for the first time. This deposit was previously included in the reserves for Paraburdoo, one of the Hamersley Iron mines.
(aa)	Reserves shown for Hamersley Iron’s wholly owned operating mines are quoted by material type for the first time. In addition, some reserves from Paraburdoo have been transferred to the separate Eastern Range mine.
(bb)	The reserves of pisolite ore at Yandicoogina are quoted for the first time and are being stockpiled for future processing.
(cc)	Rio Tinto increased its shareholding in Iron Ore Company of Canada from 56.1 per cent to 58.7 per cent on 20 December 2002.
(dd)	Comprises reserves at QIT-Fer et Titane (Rio Tinto 100 per cent) and Richards Bay Minerals (RBM) (Rio Tinto 50 per cent).
(ee)	Significant changes to the Ore Reserves at Rössing have resulted from the combination of several factors: inclusion of additional drilling information, changes in the estimation methodology, changes to the Ore Reserve/Mineral Resource classification scheme, modified economic cut off parameters and changes to the pit limits due to economic and geotechnical factors.

Rio Tinto 2002 Annual report and financial statements    19

Back to Contents

MINERAL RESOURCES

Mineral resources

As required by the Australian Stock Exchange pages 20-22 of the 2002 Annual report and financial statements disclose additional data in relation to mineral resources but these pages have been intentionally omitted from the 2002 Form 20-F because they conflict with the SEC Industry Guide 7.

20   Rio Tinto 2002 Annual report and financial statements

Back to Contents

Group operations

(wholly owned unless otherwise shown)

GROUP OPERATIONS

ALUMINIUM

Operating sites

1 Anglesey Aluminium (51%)
2 Bell Bay
3 Boké (4%)
4 Boyne Island (59%)
5 Gladstone Power Station (42%)
5 Queensland Alumina (39%)
6 Eurallumina (56%)
7 Tiwai Point (79%)
8 Weipa

Projects

5 Comalco Alumina Refinery

BORATES

Operating sites

9 Boron
10 Coudekerque Plant
11 Tincalayu
12 Wilmington Plant

COAL

Operating sites

13 Antelope
14 Bengalla (30%)
15 Blair Athol (71%)
16 Colowyo (20%)
13 Cordero Rojo
17 Decker (50%)
18 Hunter Valley Operations (76%)
13 Jacobs Ranch
19 Kaltim Prima (50%)
20 Kestrel (80%)
18 Mt Thorley (61%)
17 Spring Creek
21 Tarong
18 Warkworth (42%)

COAL CONTINUED

Projects

15 Clermont (55%)
15 Hail Creek (92%)
14 Mt Pleasant (76%)

COPPER AND GOLD

Operating sites

22 Alumbrera (25%)
23 Atlantic Copper smelter (17%)
24 Barneys Canyon
25 Bougainville (not operating) (54%)
26 Cortez/Pipeline (40%)
27 Escondida (30%)
27 Escondida Phase 4 (30%)
28 Grasberg (15%)
28 Grasberg joint venture (40%)
29 Kelian (90%)
30 Kennecott Utah Copper
31 Lihir (16%)
32 Morro do Ouro (51%)
33 Neves Corvo (49%)
34 Northparkes (80%)
35 Palabora (49%)
35 Palabora underground (49%)
36 Peak
36 Peak New Occidental
37 Rawhide (51%)
38 Renco and Patchway (56%)

Projects

34 Northparkes Lift 2 (80%)

DIAMONDS

Operating sites

39 Argyle
40 Diavik (60%)
41 Merlin

Projects

42 Murowa (78%)

IRON ORE

Operating sites

43 Corumbá
44 Hamersley Iron mines:
Brockman
Marandoo
Mt Tom Price
Paraburdoo
Yandicoogina
Channar (60%)
45 Iron Ore Company of Canada (59%)
44 Robe River mines: (53%)
West Angelas
Pannawonica

Projects

44 Eastern Range (54%)
46 HIsmelt®
47 IOC Pellet Plant (59%)

NICKEL

Operating sites

48 Empress Plant (56%)
49 Fortaleza

SALT

Operating sites

50 Dampier (65%)
51 Lake MacLeod (65%)
50 Port Hedland (65%)

TALC

Operating sites
(only major sites are shown)

52 Ludlow
53 Talc de Luzenac (99.9%)
54 Yellowstone
55 Three Springs

TITANIUM DIOXIDE FEEDSTOCK

Operating sites

56 QIT-Fer et Titane Lac Allard
57 QIT-Fer et Titane Sorel Plant
58 Richards Bay Minerals (50%)

Projects

59 QIT Madagascar Minerals (80%)

URANIUM

Operating sites

60 ERA (68%)
61 Rössing (69%)

ZINC, LEAD, SILVER

Operating sites

62 Greens Creek (70%)
63 Zinkgruvan

● Mines and mining projects
● Smelters, refineries and processing plants remote from mine

Rio Tinto 2002 Annual report and financial statements    23

Back to Contents

INFORMATION ON GROUP MINES

Information on Group mines
(Rio Tinto’s interest 100 per cent unless otherwise shown)

Mine	Location	Access	Title/lease

ALUMINIUM GROUP

Comalco	Weipa, Queensland, Australia	Road, rail and port	Queensland Government lease expires
in 2041 with 21 year extension, then
two years notice of termination

COPPER GROUP

Alumbrera (25%)	Catamarca Province, Argentina	Rail, road and pipeline	Mining lease owned and administered
by YMAD, an Argentine statutory
authority

Escondida (30%)	Atacama Desert, Chile	Pipeline and road to deep sea	Rights conferred by Government under
		port at Coloso	Chilean Mining Code

Grasberg (15% and 40% of	Papua, Indonesia	Pipeline, road and port	Indonesian Government Contracts of
joint venture)			Work expire in 2021 with two ten year
extensions

Kennecott Utah Copper	Near Salt Lake City, Utah, US	Pipeline, road and rail	Owned
Bingham Canyon

Neves Corvo (49%)	Castro Verde, Portugal	Rail and road	Mining rights granted by Portuguese
State for 90 years from 1989

Northparkes (80%)	Goonumbla, New South Wales,	Road and rail	State Government mining lease issued
	Australia		in 1991 for 21 years

Palabora (49%)	Phalaborwa, Northern Province,	Rail and road	Lease from South African Government
	South Africa		until deposits exhausted and base
metal claims owned by Palabora

Peak Gold	Cobar, New South Wales,	Road and air	Leases held with the Government of
	Australia		New South Wales CL8 (Peak and New
Occidental) expire in 2012

Zinkgruvan	Sweden	Road	Exploration concession with Swedish
Government to 2024

DIAMONDS & GOLD GROUP

Argyle Diamonds	Kimberley Ranges,	Road and air	Mining tenement held under Diamond
	Western Australia		(Argyle Diamond Mines Joint Venture)
Agreement Act 1981-83 with right to
extend for 21 years from 2004

Kelian (90%)	Kalimantan, Indonesia	Road, river and port	Contract of Work with Indonesian
Government for 30 years

Kennecott Minerals	Nevada US	Road	Patented and unpatented mining claims
Cortez/Pipeline (40%)

Kennecott Minerals	Alaska US	Port	Patented and unpatented mining claims
Greens Creek (70%)

Kennecott Minerals	Nevada US	Road	Patented and unpatented mining claims
Rawhide (51%)

Lihir Gold (16%)	Lihir Island, Papua New Guinea	Own road, airstrip and port	Special Mining Lease with Papua New
Guinea Government expires in 2035

Merlin Diamonds	Northern Territory, Australia	Road and air	Mining tenement held under NT Mining
Act expires in 2022

Rio Tinto Brasil	Matto Grosso do Sul, Brazil	Road, air and river	Government licence for undetermined
Corumbá			period

Rio Tinto Brasil	Minas Gerais, Brazil	Road	Government licence for undetermined
Fortaleza			period

Rio Tinto Brasil	Minas Gerais, Brazil	Road and air	Government licence for undetermined
Morro do Ouro (51%)			period

Rio Tinto Zimbabwe	Zimbabwe	Road and air	Claims and mining leases
Renco (56%)

Rio Tinto Zimbabwe	Zimbabwe	Road and air	Claims and mining leases
Patchway (56%)

24   Rio Tinto 2002 Annual report and financial statements

Back to Contents

INFORMATION ON GROUP MINES

History	Type of mine	Power source

Major upgrade completed in 1998 to incorporate Alcan’s adjacent	Open cut	On site generation
Ely reserve in overall mining plan; Rio Tinto interest increased from
72.4% to 100% in 2000

Interest acquired through North in 2000; production started in 1998;	Open pit	Supplied by El Bacho sub-station
conditional sale agreement 2003

Production started in 1990 and expanded in phases to 2002 when	Open pit	Supplied from SING grid under two
a new concentrator was completed		contracts with Norgener to 2008
and Nopel (Gas Atacama) to 2009

Interest acquired 1995; capacity expanded to over 200,000 tonnes	Open pit and underground	Long term contract with
of ore per day in 1998		US-Indonesian consortium operated
purpose built coal fired generating
station

Interest acquired in 1989; modernisation includes smelter complex	Open pit	On site generation supplemented by
and expanded tailings dam		long term contracts with Utah Power
and Light

Interest acquired 1985; production started in 1989	Underground	Supplied by EdP via grid network

Interest acquired in 2000; production started in 1995	Open pit and underground	Supplied from State grid

Development of 20 year underground mine commenced 1996 with	Open pit/underground	Supplied by ESKOM via grid
full production timed to coincide with open pit closure in 2003		network

Production started in 1992; resources identified for further exploration	Underground	Supplied by Advance Energy
brought to reserve status; conditional sale agreement 2003

Mining began in 1857 and production progressively expanded;	Underground	Supplied by State owned power
acquired by North in 1995 prior to Rio Tinto in 2000		company (Valtenfall) via grid

Studies into further development options, including underground	Open pit	Long term contract with Ord Hydro
mining, continue; interest increased from 59.7% following purchase		Consortium and on site generation
of Ashton Mining in 2000		back up

Gold production started in 1992 and is scheduled to cease in 2004	Open pit	Kelian’s own 29MW generating
station with six identical 4.9MW
rated units

Gold production started at Cortez in 1969, Pipeline in 1997	Open pit	Public utility

Redeveloped in 1997	Underground – drift and fill	On site diesel generators

Gold production started in 1997 and will cease in 2003	Open pit	Public utility

Production started in 1997; refinancing in 1999 and merger with	Open pit	12 diesel unit power plant
Niugini Mining in 2000

Acquired in 2000; additional drilling undertaken in 2001; to be	Multiple small scale open pits	5 diesel unit power plant
closed in 2003

Iron ore production started 1978; interest acquired in 1991	Open pit	Supplied by ENERSUL

Nickel matte production from underground mine	Underground – open stoping	Supplied by CEMIG

Gold production started in 1987	Open pit	Supplied by CEMIG

Renco redevelopment completed in 1982	Underground – reef mining	Supplied by ZESA

Patchway acquired by RioZim in 1959	Underground – reef mining	Supplied by ZESA

Rio Tinto 2002 Annual report and financial statements    25

Back to Contents

INFORMATION ON GROUP MINES

Information on Group mines continued

Mine	Location	Access	Title/lease

ENERGY GROUP

Coal & Allied Industries (76%)	New South Wales, Australia	Road, rail and port	Leases granted by State
Bengalla (30%)
Hunter Valley Operations (76%)
Mount Thorley (61%)
Warkworth (42%)

Energy Resources of	Northern Territory, Australia	Road	Leases granted by State
Australia (68%)
Ranger

Kaltim Prima Coal (50%)	Kalimantan, Indonesia	Conveyor and port (owned)	Coal Agreement with the Indonesian
Government entitling the latter to
13.5% of annual production

Kennecott Energy	Wyoming, Montana and	Rail and road	Leases from US and State
Antelope	Colorado, US		Governments and private parties, with
Colowyo (20%)			minimum coal production levels, and
Cordero Rojo			adherence to permit requirements and
Decker (50%)			statutes
Fort Union
Jacobs Ranch
Spring Creek

Pacific Coal	Queensland, Australia	Conveyor, road, rail and port	Leases granted by State
Blair Athol (71%)
Kestrel (80%)
Tarong

Rössing Uranium (69%)	Namib Desert, Namibia	Rail, road and port	Federal lease

INDUSTRIAL MINERALS GROUP

Boron	California, US	Road, rail and port	Owned

Dampier Salt (65%)	Dampier, Lake MacLeod and	Road and port	Mining leases expiring in 2003 at
	Port Hedland, Western Australia		Dampier, 2018 at Port Hedland and
2021 at Lake MacLeod with options to
renew in each case

Luzenac	Trimouns, France (other smaller	Road and rail	Owner of ground (orebody) and long
	operations in Australia, Europe		term lease agreement to 2012
and North America)

QIT-Fer et Titane	Saguenay County, Quebec,	Rail and port (St Lawrence River)	Mining covered by two Concessions
	Canada		granted by State in 1949 and 1951
which, subject to certain Mining Act
restrictions, confer rights and
obligations of an owner

Richards Bay Minerals (50%)	Richards Bay, KwaZulu-Natal,	Rail, road and port	Long term renewable leases; State
	South Africa		lease for Reserve 4 initially runs to end
2022; Ingonyama Trust lease for
Reserve 10 runs to 2010

IRON ORE GROUP

Hamersley Iron	Hamersley Ranges,	Railway (owned by Hamersley	Agreements for life of mine with
Brockman	Western Australia	Iron and operated by Pilbara Rail	Government of Western Australia
Marandoo		Company) and port (owned and
Mount Tom Price		operated by Hamersley Iron)
Paraburdoo
Yandicoogina
Channar (60%)

Iron Ore Company of Canada	Labrador City, Province of	Railway and port facilities in	Sublease with the Labrador Iron Ore
(59%)	Labrador and Newfoundland	Sept-Iles, Quebec (owned and	Royalty Income Fund which has lease
(Rio Tinto also holds a 20% interest		operated by IOC)	agreements with the Government of
in the Labrador Iron Ore Royalty			Newfoundland and Labrador that are
Income Fund which owns 15% of			due to be renewed in 2020 and 2022
IOC)

Robe River Iron Associates	Pannawonica, Pilbara region,	Railway (owned by Robe River	Agreements for life of mine with
(53%)	Western Australia	Iron Associates and operated by	Government of Western Australia
Pannawonica		Pilbara Rail Company) and port
West Angelas		(owned and operated by Robe
River Iron Associates)

26   Rio Tinto 2002 Annual report and financial statements

Back to Contents

INFORMATION ON GROUP MINES

History	Type of mine	Power source

Lemington acquired late 2000 and integrated with Hunter Valley	Open cut	State owned grid
Operations. Peabody Australian interests acquired in 2001. Moura,
Narama and Ravensworth interests divested in 2002

Mining commenced 1981; interest acquired through North in 2000	Open pit	On site diesel/steam power
generation

Annual capacity of 18 million tonnes built up by 2002	Open cut	KPC owned coal fired power station
with supplementary diesel
generators

Antelope, Spring Creek, Decker and Cordero acquired in 1993,	Open cut	Supplied by IPPs and Cooperatives
Colowyo in 1995, Caballo Rojo and Fort Union in 1997 and Jacobs		through national grid service
Ranch in 1998

Production started for export at Blair Athol and adjacent power	Open cut (Blair Athol and Tarong)	State owned grid
station at Tarong in 1984. Kestrel acquired and recommissioned	and underground (Kestrel)
1999

Production began in 1978	Open pit	Namibian National Power

Mine redesign project completed on budget and schedule in 2000	Open pit	On site co-generation units

Production of salt started in 1969 at Dampier and Lake MacLeod	Solar evaporation of seawater	Dampier supply from Hamersley Iron
and of gypsum at Lake MacLeod in 1997; Port Hedland acquired	(Dampier and Port Hedland) and	Power; Lake MacLeod from Western
in 2001	underground brine (Lake MacLeod);	Power and on site generation units;
	dredging of gypsum from surface	Port Hedland from Western Power
of Lake MacLeod

Production started in 1885; acquired in 1988. (Australian mine	Open pit	Supplied by EdF and on site
acquired in 2001)		generation units

Production started 1950; interest acquired in 1989	Open pit	Long term contract with Quebec
Hydro

Production started 1977; interest acquired 1989; fifth dredge	Beach sand dredging	Contract with ESCOM
commissioned 2000

Annual capacity increased to 68 million tonnes during 1990s;	Open pits	Supplied by Hamersley Iron Power
Yandicoogina first ore shipped in 1999 and port capacity increased

Current operation began in 1962 and has processed over 1 billion	Open pit	Supplied by Newfoundland Hydro
tonnes of crude ore since; annual capacity now 17.5 million tonnes		under long term contract
of concentrate of which 12.5 million tonnes can be pelletised.
Interest acquired in 2000 through North

First shipment in 1972; annual sales reached 30 million tonnes in	Open pit	Supplied by Robe River Iron
late 1990s; interest acquired in 2000 through North; West Angelas		Associates;
first ore shipped and port capacity increased		West Angelas supplied by
Hamersley Iron Power
(commercial arrangement)

Rio Tinto 2002 Annual report and financial statements    27

Back to Contents

INFORMATION ON GROUP SMELTERS, REFINERIES AND PROCESSING PLANTS

Information on Group smelters, refineries and processing plants

Smelter, refinery or plant	Location	Title/lease	Plant type/product
Rio Tinto interest %

ALUMINIUM GROUP Comalco

Bell Bay	Bell Bay, Northern Tasmania,	100% Freehold	Aluminium smelter producing aluminium
	Australia		ingot, block, t-bar

Boyne Smelters	Boyne Island, Queensland,	100% Freehold	Aluminium smelter producing aluminium
(59%)	Australia		ingot, block, t-bar

Eurallumina	Portoscuso, Sardinia, Italy	39% Freehold	Refinery producing alumina
(56%)		61% Leasehold

Gladstone Power Station	Gladstone, Queensland,	100% Freehold	Thermal power station generating
(42.1%)	Australia		electricity

New Zealand Aluminium	Tiwai Point, Southland,	19.6% Freehold	Aluminium smelter producing aluminium
Smelters (NZAS)	New Zealand	80.4% Leasehold	ingot, block, t-bar
(79%)

Queensland Alumina	Gladstone, Queensland,	73.3% Freehold	Refinery producing alumina
(39%)	Australia	26.7% Leasehold

COPPER GROUP

Anglesey Aluminium	Holyhead, Wales	100% Freehold	Aluminium smelter
(51%)

Atlantic Copper Smelter	Huelva, Spain	100% Freehold	Flash smelting furnace/Pierce Smith
(17%)			convertors copper refinery

Kennecott Utah Copper	Magna, Salt Lake City, Utah, US	100% Freehold	Flash smelting furnace/Flash convertor
furnace copper refinery

Palabora	Phalaborwa, South Africa	100% Freehold	Reverberatory Pierce Smith copper
(49%)			refinery

INDUSTRIAL MINERALS

Boron	California, US	100% Freehold	Borates refinery

QIT-Fer et Titane Sorel Plant	Sorel-Tracy, Quebec, Canada	100% Freehold	Ilmenite smelter

Richards Bay Minerals	Richards Bay, South Africa	100% Freehold	Ilmenite smelter
(50%)

IRON ORE GROUP

IOC Pellet Plant	Labrador City, Newfoundland,	100% Subleased land	Pellet induration furnaces producing
(59%)	Canada		multiple iron ore pellet types

28   Rio Tinto 2002 Annual report and financial statements

Back to Contents

INFORMATION ON GROUP SMELTERS, REFINERIES AND PROCESSING PLANTS

Capacity (100%)

160,000 tonnes per year aluminium

520,000 tonnes per year aluminium

1,000,000 tonnes per year alumina

1,680 megawatts

335,000 tonnes per year aluminium

3,700,000 tonnes per year alumina

142,000 tonnes per year aluminium

300,000 tonnes per year refined copper

335,000 tonnes per year refined copper

130,000 tonnes per year refined copper

584,000 tonnes per year boric oxide

1,100,000 tonnes per year titanium dioxide slag, 900,000 tonnes per year iron

1,060,000 tonnes per year titanium dioxide slag

12,500,000 tonnes per year pellet

Rio Tinto 2002 Annual report and financial statements    29

Back to Contents

FINANCIAL REVIEW

Financial review

Financial risk management
The Group’s policies with regard to risk management are clearly defined and consistently applied, and are a fundamental tenet of the Group’s long term strategy.
     The Group’s business is mining and not trading. The Group only sells commodities it has produced. Natural hedges operate in a number of ways to help protect and stabilise earnings and cash flow, obviating the need to use derivatives or other forms of synthetic hedging for this purpose.
     The Group has a diverse portfolio of commodities and markets, which have varying responses to the economic cycle. The relationship between commodity prices and the currencies of most of the countries where the Group operates provides further natural protection. In addition, the Group’s policy of borrowing at floating US dollar interest rates helps to counteract the effect of economic and commodity price cycles.
     The Group’s financial statements and disclosures show the full extent of the Group’s financial commitments including debt and similar exposures. The Group’s share of the net debt of joint ventures and associates is also disclosed. It has never been the Group’s practice to engineer financial structures as a way of avoiding disclosure.
     The risk factors to which the Group is subject that are thought to be of particular importance are summarised on page 7.
     The effectiveness of internal control procedures continues to be a high priority in the Rio Tinto Group. A statement on this is included in Corporate governance on page 61.
     The Group’s policies with regard to currencies, commodities, interest rates and treasury management are discussed below.

Group operating performance
 2002 compared with 2001
Adjusted earnings of US$1,530 million were US$132 million below the corresponding period of last year. After the exceptional charges described below, net earnings at US$651 million compared with US$1,079 million reported for 2001.
     Changes in selling prices and exchange rates reduced earnings by US$74 million. Average gold prices were 14 per cent higher than 2001, but aluminium prices averaged eight per cent lower. Average copper prices were slightly down but there was a benefit from provisionally priced copper. Benchmark prices for iron ore and seaborne thermal coal fell. North American domestic coal prices improved with market fundamentals, as the California crisis in early 2001 flowed into contract prices. The negative variance due to exchange rate movements is principally a result of the Australian dollar being stronger relative to the US dollar.
     Higher volumes increased earnings by US$85 million. Demand for iron ore was extremely strong with Hamersley Iron achieving record shipments and production from the West Angelas mine beginning to ramp up. Diamond sales volumes were also higher than 2001. There were lower gold volumes from the Group’s interest in Grasberg as a result of lower grades, particularly in the first half of the year.

     Excluding the effect of inflation, changes in costs benefited earnings by US$54 million. However, cost inflation more than offset this benefit, reducing earnings by US$76 million.
     The Group’s policy of having predominantly floating rate debt has allowed it to benefit from lower prevailing interest rates. The interest charge on the Group’s debt in 2002 was US$72 million lower than in 2001 although the level of debt has not changed significantly.
     Other variances reduced earnings by US$193 million compared with 2001. Of this, US$54 million results from the gain that was included in 2001 earnings as a result of the disposal of Norzink. There were also adverse variances on other corporate items, including pension costs. 2002 earnings suffered from the reduced value of pension fund assets associated with falling stock markets and from a reduction in the expected return on pension fund equity investments compared with that applied in previous years.
     Excluding exceptional items, the effective tax rate at 31.2 per cent was broadly in line with the previous year.
     2002 exceptional charges of US$879 million, net of tax and outside shareholder interests, comprise provisions for the write down of asset carrying values of US$763 million and a charge relating to environmental remediation works at Kennecott Utah Copper (KUC) of US$116 million. US$480 million of the asset write downs relates to KUC and US$235 million relates to the Iron Ore Company of Canada. Over the last 18 months, major changes have been set in train to improve the cost performance and productivity of these operations. However, the impact of revised assumptions about the future markets for these businesses, particularly in relation to price, has necessitated reductions in their carrying values. In the valuation used for measuring the impairment of KUC, Rio Tinto has used a copper price rising to a peak of 82 US cents per pound in 2005 and declining in real terms thereafter.
     The increase in the expected cost of environmental remediation results from a significant change in the planned methodology for treatment of contaminated groundwater in the vicinity of the Bingham Canyon mine. KUC has been investigating this issue since before 1989, when Rio Tinto acquired the business. The provision relates to costs that will be incurred over a number of years. The 2001 exceptional charge comprised provisions for the write down of asset carrying values.

2001 compared with 2000
Adjusted earnings increased by US$155 million or ten per cent to US$1,662 million, compared with US$1,507 million in 2000.
     Net earnings of US$1,079 million, compared with US$1,507 million in 2000, include an exceptional charge of US$583 million, after tax, relating to the impairment of asset carrying values, of which US$531 million related to KUC. The impairment provision at KUC was triggered by reductions in the Group’s long term metal price assumptions.
     The increase in adjusted earnings was achieved despite the adverse impact of lower quoted metal prices, which reduced earnings by US$280 million. Average copper prices were 13 per cent below the 2000 average, and average aluminium prices were down six per cent. Improvements in bulk commodity prices benefited earnings by US$121 million.
     Favourable movements in exchange rates benefited earnings by US$140 million. The ten per cent reduction in the average value of the Australian dollar and the 14 per cent reduction in the South African rand strengthened the margins of those operations whose costs are denominated in these currencies and whose selling prices are US dollar based.
     Higher volumes contributed US$119 million to the increase in earnings. This reflected the full year benefit of the acquisitions made in 2000 and early 2001, principally North, the minority interests in Comalco, Ashton, the Lemington mine and Peabody’s Australian coal operations. These acquisitions contributed over US$210 million to earnings before interest and some US$120 million after interest charges.
     Sales volumes from the Freeport joint venture increased significantly with higher gold grades. Offsetting this, borate and titanium dioxide volumes declined and diamond sales were substantially lower.
     Real terms reductions in cash costs, excluding fuel and other energy costs, were US$57 million but these only partly offset the effects of inflation and higher energy prices, totalling US$89 million. Overall, higher costs, including increases in non cash costs, reduced earnings by US$46 million.
     Adjusted earnings include the US$54 million gain on disposal of the Group’s 50 per cent interest in Norzink. In 2000, there was a gain of a similar amount resulting from the sale of the Group’s Colombian coal interests.
     Interest charges increased by US$29 million after tax, with the effects of increased debt, following the acquisitions in 2000 and 2001, partly offset by lower interest rates.
     The Group’s effective tax rate was 31.5 per cent, excluding exceptional items, compared with 32.6 per cent in 2000. The tax charge benefited from the lower tax rate in Australia, where 2001 earnings were taxed at 30 per cent compared with 34 per cent in 2000.

Cash flow
2002 compared with 2001
Cash from operating activities together with dividends from joint ventures and associates totalled US$3,743 million, an increase of ten per cent compared with 2001. Tight control of working capital was reflected in reductions in accounts receivable and inventories totalling US$243 million, which largely reversed increases reported in 2001.
     Net investment in property, plant and equipment of US$1,417 million was at a similar level to that in 2001. The major areas

30   Rio Tinto 2002 Annual report and financial statements

Back to Contents

FINANCIAL REVIEW

of expansionary investment in 2002 were the Diavik diamond mine, the West Angelas iron ore mine, the Hail Creek coking coal development, Comalco’s alumina refinery and the first instalment on the purchase of additional coal reserves at North Jacobs Ranch.
     Disposals of businesses net of acquisitions generated US$127 million. This largely related to units acquired with Peabody’s Australian coal business in 2001, which the Group sold on as planned.
     Purchases of other investments absorbed a further US$323 million of cash. These investments included US$304 million of US treasury bonds held as security for the deferred consideration on the North Jacobs Ranch reserves acquired during the period, which is payable over the next four years.
     Dividends paid were US$145 million higher than 2001 as a result of the change in policy for weighting of interim and final dividends announced in 2001.
     The net cash inflow before management of liquid resources and financing was US$29 million, which compares with an outflow of US$590 million in 2001.

2001 compared with 2000
Cash flow from operating activities, together with dividends from joint ventures and associates, totalled US$3,415 million compared with US$3,440 million in 2000. An increase in dividends from joint ventures and associates largely offset the reduction in cash flow from operating activities.
     The reduction in operating cash flow includes increases of US$227 million in inventories and US$126 million in accounts receivable. The inventory increase reflected a measured response to cyclical changes in market demand. The increase in receivables included the effect of higher selling prices for coal and iron ore, and changes in customer mix in response to weakening demand.
     Expenditure of US$1,351 million on property, plant and equipment was US$533 million higher than for 2000, reflecting investment in the iron ore projects acquired with North and in the Diavik diamond project.
     Acquisitions net of disposals involved a cash outlay of US$659 million, compared with US$3,191 million in 2000. Acquisitions in 2001 included the purchase of Peabody’s Australian coal operations for US$455 million, an increased stake in the Queensland Alumina refinery, and the purchase of the Port Hedland salt and Three Springs talc businesses. Disposals included the North forestry operations and the Group’s interest in the Norzink smelter.
     As a result of these further acquisitions and investment in current operations, the net cash outflow before management of liquid resources and financing was US$590 million.

Balance sheet
Shareholders’ funds increased by US$419 million to US$7,462 million as a result of an uplift of US$579 million from exchange rate changes. Most important of these was the strengthening of the Australian dollar by 11 per cent.

     Net debt increased by US$36 million to US$5,747 million. The other investments of US$304 million, referred to above, generate interest income but are not deducted in arriving at net debt. The ratio of net debt to total capital decreased from 42.1 per cent, at 31 December 2001, to 41.1 per cent at 31 December 2002. The balance sheet remains strong with interest covered 13 times, before taking account of exceptional charges.
     As detailed in note 18 to the Financial statements, some US$3,366 million, 55 per cent of the Group’s borrowings at the end of 2002, will mature in 2003. Of this, US$1,749 million took the form of commercial paper, mainly raised through markets in the US. Under UK accounting rules, this is regarded as short term debt even though all of it is backed by bank standby facilities expiring after one year. Under Australian and US accounting practices, commercial paper backed in this way would be grouped with non current borrowings, and the Group regards it as such in managing the maturity profile of its debt.
     At the year end, medium and long term borrowings (excluding the above commercial paper), totalled US$2,708 million. A total of US$1,833 million was drawn under the US$2 billion European Medium Term Notes facility, US$674 million of which is repayable within one year.
     In addition to the above, the Group’s share of the third party net debt of joint ventures and associates totalled US$1,309 million at 31 December 2002, as detailed in note 14 to the Financial statements. Save for US$16 million, this debt is without recourse to Rio Tinto.

Liquidity management
Both Rio Tinto plc and Rio Tinto Limited continue to enjoy the strongest long term ratings of any mining or metals company from the two major credit rating agencies, Moody’s and Standard & Poor’s. The unified credit status of the Group is maintained through cross guarantees whereby contractual obligations of Rio Tinto plc and Rio Tinto Limited are automatically guaranteed by the other. On 4 October 2002, Standard & Poor’s lowered the group’s long term credit rating from AA- (negative outlook) to A+ (stable outlook), and the Group’s short term rating from A-1+ to A-1. This action was in response to the slower than anticipated recovery in certain financial ratios following major acquisitions in 2000 and 2001 and subsequent high levels of capital expenditure on new projects during 2001 and 2002. The Group’s ratings from Moody’s, Aa3 (negative outlook) long term and P-1 short term, remain unchanged.
     These ratings provide financial flexibility and consistent access to the major debt capital markets and enable extremely competitive terms to be obtained on commercial paper issues. The lowering of the Standard & Poor’s rating, to what is still a strong rating category, had negligible impact on the Group’s funding costs.
     The Group’s commercial paper programme is fully backed by committed bank standby facilities of US$2.8 billion, of which US$1.75 billion is on terms exceeding one year. These facilities can be drawn upon at any time in the unlikely event of disruption in the commercial paper market. The Group’s standby facilities are with a core of highly rated banking counterparties. The only financial undertaking contained within these facilities is that the Group’s consolidated income before interest and taxes for any annual accounting period shall be not less than three times consolidated interest payable for such period.
     The Group does not have any financial agreements that would be affected to any material extent by a reduction in the Group’s credit rating.
     At 31 December 2002, the Group had contractual cash obligations, other than short term debt in the form of commercial paper and bank borrowings repayable on demand, arising in the ordinary course of business, as follows:

Payments due by period

US$m	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years

Contractual cash obligations
Debt obligations excluding commercial paper and bank borrowings repayable on demand	4,164	1,456	465	1,777	466
Operating leases	102	26	32	24	20
Unconditional purchase obligations	2,539	209	428	380	1,522
Other long term obligations (including capital commitments)	401	372	29	–	–

Total contractual cash obligations	7,206	2,063	954	2,181	2,008

In the opinion of the directors, the Group has sufficient working capital for its present requirements.

Exchange rates, reporting currencies and currency exposure
Rio Tinto’s assets, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s sales and the countries in which it operates. The US dollar, however, is the currency in which virtually all of the Group’s sales are denominated. Operating costs are influenced by the currencies of those countries where the Group’s mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian and US dollars are the most important currencies influencing costs.

     In any particular year, currency fluctuations may have a significant impact on Rio Tinto’s financial results. A strengthening of the Australian dollar would have an adverse effect on Rio Tinto’s net earnings. The approximate effect on the Group’s net earnings of a ten per cent movement from the 2002 full year average Australian dollar value of 54 US cents would be US$115 million. This is based on 2002 prices, costs and volumes and assumes all

Rio Tinto 2002 Annual report and financial statements    31

Back to Contents

FINANCIAL REVIEW

Financial review continued

other variables remain constant. This sensitivity takes into account the effect of US$/A$ hedges maturing in 2003, as disclosed in note 28 to the Financial statements. These exchange rate sensitivities include the effect on operating costs of movements in exchange rates but exclude the impact through revaluation of foreign currency working capital. They should therefore be used with care.
     However, in the case of the Australian dollar there is a significant degree of natural protection against cyclical fluctuations, in that the currency tends to be weak, reducing costs in US dollar terms, when commodity prices are low, and vice versa.
     Given the dominant role of the US currency in the Group’s affairs, the US dollar is the currency in which financial performance is measured and in which financial results are presented both internally and externally. It is also the natural currency for borrowing and holding surplus cash. Modest amounts of cash are held in other currencies for short term operational reasons.
     The Group finances its operations primarily in US dollars, either directly or using currency swaps, and a significant proportion of the Group’s US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Exchange gains and losses relating to US dollar debt, impact on the profit and loss accounts of such subsidiaries. However, such exchange gains and losses are excluded from the Group’s profit and loss account on consolidation with a corresponding adjustment directly to reserves. This means that financing in US dollars impacts in a consistent manner on the Group’s consolidated accounts irrespective of the functional currency of the particular subsidiary where the debt is located.
     Under US generally accepted accounting principles (GAAP), the above exchange differences must be charged against the profit for the year except to the extent that the US dollar debt is effective as a hedge of assets accounted for in US dollars in the particular companies in which the debt resides. This gives rise to an adjustment in the US GAAP reconciliation for 2002, increasing US GAAP earnings by US$177 million net of tax and outside shareholders’ interests; but no adjustment to US GAAP shareholders’ funds is required.
     The Group does not generally believe that active currency hedging would provide long term benefits to shareholders. Currency protection measures may be deemed appropriate in specific commercial circumstances and are subject to strict limits laid down by the Rio Tinto boards. As set out in note 28 to the Financial statements, as at 31 December 2002 there were forward contracts, including synthetic forwards, to purchase A$1,845 million, C$141 million and NZ$1,005 million in respect of future trading transactions. From the Group’s perspective, these forward contracts offset the impact of exchange rate variations on a portion of the local currency costs incurred by various subsidiaries. Much of the above hedge book was acquired with North Limited. North held a substantial hedge book on acquisition, which has been retained but is not being renewed as maturities occur.
     In the last two years, the Group has also entered into forward currency contracts in respect of certain capital commitments and business acquisitions. As at 31 December 2002, it held contracts to purchase A$1,151 million and C$46 million in respect of future committed capital expenditure.

Interest rates
Rio Tinto’s interest rate management policy is generally to borrow and invest cash at floating rates. Short term US dollar rates are normally lower than long term rates, resulting in lower interest costs to the Group. Furthermore, cyclical movements of interest rates tend to compensate, to an extent, for those of commodity prices. In some circumstances, an element of fixed rate funding may be considered appropriate. At the end of 2002, only 12 per cent of the Group’s net debt was fixed rate. Based on the Group’s net debt at 31 December 2002 and with other variables unchanged, the approximate effect on the Group’s net earnings of a one percentage point increase in US dollar LIBOR interest rates would be a reduction of US$40 million.

Commodity prices
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits laid down by the Rio Tinto boards and to rigid internal controls. Rio Tinto’s exposure to commodity prices is diversified by virtue of its broad commodity spread and the Group does not generally believe commodity price hedging would provide long term benefit to shareholders.
     Metals such as copper and aluminium are generally sold under contract, often long term, at prices determined by reference to prevailing market prices on terminal markets, such as the London Metal Exchange and COMEX in New York, usually at the time of delivery. Prices fluctuate widely in response to changing levels of supply and demand but, in the long run, prices are related to the marginal cost of supply. Gold is also priced in an active market in which prices respond to daily changes in quantities offered and sought. Newly mined gold is only one source of supply; investment and disinvestment can be important elements of supply and demand. Contract prices for many other natural resource products are generally agreed annually or for longer periods with customers, although volume commitments vary by product.
     Approximately 35 per cent of Rio Tinto’s 2002 net earnings from operating businesses came from products whose prices were terminal market related and the remainder came from products priced by direct negotiation.
     The approximate effect on the Group’s net earnings of a ten per cent change from the full year average market price in 2002 for the following metals would be:

	Average	Effect of 10%
	market price	change in full
	for 2002	year average US$m

Copper	71 c/lb	± 95
Aluminium
(3 month forward)	61 c/lb	± 75
Gold	US$309/oz	± 55

The above sensitivities are based on 2002 volumes and give the estimated impact on net earnings of changes in prices, assuming that all other variables remain constant. The relationships between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The sensitivities allow for the effect of the commodity hedges maturing in 2003, as disclosed in note 28 to the Financial statements.

Treasury management and financial instruments
Treasury activities operate as a service to the business of the Rio Tinto Group and not as a profit centre. Strict limits on the size and type of transaction permitted are laid down by the Rio Tinto boards and are subject to rigorous internal controls. Corporate funding and overall strategic management of Rio Tinto’s balance sheet is handled by the London based Group Treasury.
     Rio Tinto does not acquire or issue derivative financial instruments for trading or speculative purposes; and does not believe that it has exposure to such trading or speculative holdings through its investments in joint ventures and associates. Such instruments are used to separate funding and cash management decisions from currency exposure and interest rate management. The Group has used interest rate swaps in conjunction with longer term funds raised in the capital markets to achieve a floating rate obligation which is consistent with the Group’s interest rate policy. Currency swaps have been used to convert debt or investments into currencies, primarily the US dollar, which are consistent with the Group’s policy on currency exposure management. No material exposure is considered to exist by virtue of the possible non performance of the counterparties to financial instruments held by the Group.
     The derivative contracts in which the Group is involved have been valued for the purposes of the Financial instrument disclosures in the Financial statements by reference to quoted market prices, quotations from independent financial institutions or by discounting expected cash flows.

Dividends
Dividends paid on Rio Tinto plc and Rio Tinto Limited shares are equalised on a net cash basis; that is without taking into account any associated tax credits. Dividends are determined in US dollars.
     Rio Tinto’s progressive dividend policy aims to increase the US dollar value of dividends over time, without cutting them in economic downturns. Rio Tinto plc shareholders receive dividends in pounds

32   Rio Tinto 2002 Annual report and financial statements

Back to Contents

FINANCIAL REVIEW

sterling and Rio Tinto Limited shareholders receive dividends in Australian dollars, which are determined by reference to the exchange rates applicable to the US dollar two days prior to the announcement of dividends. Changes in exchange rates could result in a reduced sterling or Australian dollar dividend in a year in which the US dollar value is maintained or increased. The policy from 2002 onwards is that the interim dividend for each year in US dollar terms will be equivalent to 50 per cent of the previous year’s total US dollar dividends.

Critical accounting policies
As explained in detail in the ‘Outline of dual listed companies structure and basis of financial statements’, the consolidated financial statements of the Rio Tinto Group deal with the results and assets and liabilities of both of the dual listed companies, Rio Tinto plc and Rio Tinto Limited and their subsidiaries. They are prepared under UK GAAP and satisfy the obligations of Rio Tinto Limited, as laid down by the Australian Securities and Investments Commission. This Annual Report also includes reconciliation statements setting out the effect of the adjustments to net earnings and to shareholders’ funds for the Group that would be required, under Australian and under US GAAP. The US dollar is the principal currency used in these financial statements, as it most reliably reflects the Group’s global business performance, but pound sterling and Australian dollar figures are also given.
     The treatment of gains and losses on US dollar debt is described above in the section dealing with Exchange rates, reporting currencies and currency exposure.
     UK Financial Reporting Standard (FRS) 3 allows presentation of an adjusted measure of earnings. As presented by Rio Tinto, this excludes the effect of exceptional items of such magnitude that their exclusion is necessary in order that adjusted earnings fulfil their purpose of reflecting the Group’s underlying performance.
     Rio Tinto estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves of September 1999 (the JORC code). There are numerous uncertainties inherent in estimating ore reserves; and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation rates, asset carrying values and provisions for close down, restoration and environmental costs.
     Tangible and intangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, goodwill is reviewed for impairment at the end of the first complete financial year after the relevant acquisition and, where the goodwill is being amortised over a period exceeding 20 years, annually thereafter. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit, or disposal value if higher. The discount rate applied is based upon the Group’s weighted average cost of capital with appropriate adjustment for the risks associated with the relevant unit. Estimates of future net cash flows are based on mineral reserves and resources for which there is a high degree of confidence of economic extraction, and forecasts of future commodity prices and exchange rates. Changes in these assumptions could impact on asset carrying values.
     Provision is made for environmental costs when the related environmental disturbance occurs, based on the net present value of estimated future costs. Where the ultimate cost of environmental disturbance is uncertain, there may be variances from these cost estimates, which could affect future financial results.
     Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine. Although the ultimate cost to be incurred is uncertain, subsidiary companies have estimated their respective costs based on feasibility and engineering studies using current restoration standards and techniques.
     Post retirement benefits are accounted for in accordance with Statement of Standard Accounting Practice 24, which requires gradual recognition of the surpluses and deficits which emerge as a result of variances from actuarial assumptions. The Accounting Standards Board has extended the transitional period before FRS 17 is required to be implemented. Under FRS 17, all deficits would be recognised in full and surpluses would be recognised to the extent that they are considered recoverable. FRS 17 transitional disclosures are included on pages 122 to 124. If FRS 17 had been applied in drawing up the 2002 financial statements, shareholders’ funds would have been US$602 million lower, reflecting the level of stock markets at 31 December 2002, and net earnings would have been US$15 million lower.
     In open pit mining operations, it is necessary to remove overburden and other waste materials to access mineral deposits. The costs of removing waste materials are referred to as stripping costs. During the development of a mine, before production commences, stripping costs are capitalised as part of the investment in construction of the mine. Removal of waste materials continues during the production stage of the mine. Some companies expense these production stage stripping costs as incurred, while others defer such stripping costs. Rio Tinto defers stripping costs for those operations where the effect is material as this is considered the most appropriate basis for matching revenues and costs.

     When production stage stripping costs are deferred by Rio Tinto operations, the amount deferred and the subsequent recognition of such costs in the profit and loss accounts are based on the life-of-mine stripping ratio. This ratio is calculated by dividing the estimated total volume of production stage stripping by the estimated future ore production over the life of the operation. The ratio is then used to calculate the current period stripping cost charged against earnings by multiplying the stripping ratio by the quantity of ore mined during the period.
     During 2002, production stage stripping costs incurred by subsidiaries and equity accounted operations exceeded the amounts charged against pretax profit by US$90 million. The amount of such costs carried forward in property, plant and equipment and in investments in joint ventures and associated companies at 31 December 2002 was US$565 million.
     In 2002, the Group adopted FRS 19, the new UK accounting standard relating to deferred tax. This reduced shareholders’ funds at 1 January 2002 by US$133 million. The impacts on net earnings for 2002 and 2001 were not material and, accordingly, prior year earnings were not restated. Further details of the changes in accounting policy resulting from the introduction of this standard are included in note 1 to the Financial statements.
     Disclosure is made of material contingent liabilities unless the possibility of any loss arising is considered remote and of material contingent assets where the inflow of economic benefits is probable. Contingencies are disclosed on page 115.

Forward looking statements
Forward looking statements are contained in this Financial review and attention is drawn to the ‘Cautionary statement: about forward looking statements’ on page 7.

Rio Tinto 2002 Annual report and financial statements    33

Back to Contents

OPERATION REVIEW

Operational review

Iron Ore group

Rio Tinto’s Iron Ore group wholly owns Hamersley Iron in Western Australia. Hamersley wholly owns five mines and also operates the 60 per cent owned Channar mine, a joint venture with an Australian subsidiary of the China Iron & Steel Industry & Trade Group Corporation.
     The Iron Ore group also includes Rio Tinto’s effective 53 per cent interest in Robe River Iron Associates’ two mines in Western Australia and Rio Tinto’s 59 per cent interest in the Iron Ore Company of Canada. Rio Tinto’s interest in IOC increased in December as a result of a refinancing. The Iron Ore group operates both enterprises, which were acquired in 2000.
     In addition, the Iron Ore group includes the HIsmelt® direct iron smelting technology developed in Western Australia.
     At 31 December 2002, the group accounted for 21 per cent of Rio Tinto’s operating assets, an increase of one per cent over the year. In 2002, the group contributed approximately 16 per cent of the Group’s turnover and 30 per cent of adjusted earnings, both in line with 2001.
     Chris Renwick, chief executive Iron Ore, is based in Perth, Western Australia.

FINANCIAL PERFORMANCE
2002 compared with 2001
The Iron Ore group’s contribution to 2002 earnings was US$458 million, US$44 million lower than in 2001, due largely to lower prices and exchange rate impacts.
     After a relatively slow start, and with considerable uncertainty surrounding the future outlook, the performance of the world iron and steel industry improved markedly throughout 2002.
     Reflecting the early uncertainty, global iron ore prices declined in 2002 by 2.4 per cent for fines, 5.0 per cent for lump and 5.5 per cent for pellets. However, as demand grew through the year, especially from China, shipments increased quarter by quarter, leading to some delays in loading vessels and consequent demurrage costs towards the end of the year.
     An exceptional charge of US$235 million after tax and minority interests relating to the impairment of asset carrying values at IOC was recorded in the fourth quarter.

2001 compared with 2000
The Iron Ore group’s contribution to 2001 earnings was US$502 million, US$135 million higher than in 2000.
     As a result of the downturn in steel production in the second half of 2001, the Iron Ore group’s total shipments, including IOC and Robe on a full year basis, were down marginally to 110 million tonnes. Despite this, earnings were favoured by modest price increases in 2001, of 3.2 per cent for lump, 4.3 per cent for fines and 1.7 per cent for pellets, and significant operational improvements, including lower operating costs.

Hamersley Iron (Rio Tinto: 100 per cent) Hamersley Iron’s six mines in Western Australia, 630 kilometre dedicated railway,

and port and infrastructure facilities at Dampier are run as one operation. Hamersley has a system capacity approaching 74 million tonnes per year, making it one of the world’s largest exporters of iron ore. It employs approximately 2,000 people.
     In December 2002, approval was given to develop a new mine ten kilometres east of Paraburdoo, at a cost of US$64 million. The mine will come into production in 2004 and will service an unincorporated joint venture between Hamersley Iron and Shanghai Baosteel Group Corporation, China’s largest iron and steelmaker. The joint venture, in which Hamersley holds a 54 per cent equity share, will take ten million tonnes of standard Hamersley iron ore products per year over 20 years.

2002 operating performance
Hamersley Iron’s total production in 2002 was 68.2 million tonnes, slightly lower than in 2001. Rio Tinto’s share of this production was 63.9 million tonnes.
     Shipments by Hamersley totalled a record 68.5 million tonnes, including sales through joint ventures. Hamersley’s shipments to China also reached a record level at 27.5 million tonnes, making China again the single largest destination for Hamersley ore.
     The Brockman mine produced limited tonnage in 2002 as it was closed from April for upgrade work. It is reopening in February 2003. Production from Yandicoogina reached a record 19.1 million tonnes, ensuring Hamersley’s total production was in line with record shipping demand.
     2002 saw the formation of the Pilbara Rail Company, which commenced 1 April, effectively integrating the rail networks of Hamersley and Robe River into a single operation. While both mining companies retain ownership of their respective assets, including rail, locomotives and rolling stock, Pilbara Rail operates and maintains the system on their behalf, delivering ore from mine to port.
     Significant effort was expended in integrating the two networks, particularly in effecting a consolidated safety regime, and aligning Hamersley and Robe’s differing rolling stock, track, signal and communication functions.
     During 2002, new linking track was built where the two networks crossed near Karratha. A new 62 kilometre spur line to Robe’s West Angelas mine was also laid to allow export of West Angelas ore in the third quarter of 2002. Further new track will be built in 2003 to duplicate a 50 kilometre section of the main line, and additional locomotives and ore cars will be commissioned.
     Pilbara Rail is already delivering benefits through rolling stock, track maintenance and operational synergies, and further operating cost savings are expected in 2003.
     Other work included the extension of the Hamersley power grid to supply Robe’s West Angelas mine.
     Work continues in developing leadership, safety and communication throughout

34   Rio Tinto 2002 Annual report and financial statements

Back to Contents

OPERATION REVIEW

Hamersley Iron under the One Business programme to target sales, production, cost and safety benefits.
     Process improvement remains a major focus, and further improvements have been achieved in capacity, efficiency and reliability throughout the mine, rail and port operations with minimal cost or capital investment. Tools used include the Breakthrough programme, which seeks to find and implement fast solutions to problems through teamwork, short timeframes and stretch targets.
     In addition, good progress was made on a US$55 million structured cost saving programme begun in 2001, which will be complete by the end of 2003.
     Reflecting increased customer interest in high value in use products such as Yandi and Marra Mamba ores, Hamersley continued discussions with its customers on expanding Hamersley’s product range.
     Besides Hamersley’s existing premium blended bedded lump and fines and Yandi pisolitic fines, new blended products were also trialled, with the intention of making product available in line with demand.
     Ore reserves changed in line with delineation drilling to improve confidence, annual extraction and updated mine planning. Ore reserves are now expressed by material type to clarify their likely use. A significant change was also made to total resources to include 3.6 billion tonnes (Rio Tinto’s share: 2.2 billion) of previously unreported inferred mineral resources that have the potential to support an expanded product range.

Hamersley Iron’s total sales of iron ore to major markets in 2002

Million tonnes

China	27.5
Japan	18.5
Other Asia	16.9
Europe	5.6
Total	68.5

Note: This table includes 100 per cent of all sales through joint ventures.

Robe River Iron Associates (Rio Tinto:
53 per cent)
Robe River Iron Associates (Robe) is an unincorporated joint venture in which Mitsui (33 per cent), Nippon Steel (10.5 per cent) and Sumitomo Metal Industries (3.5 per cent) also have interests. Robe is the world’s fourth largest seaborne trader in iron ore. It employs approximately 800 people.
     Robe’s second mine, the US$450 million West Angelas project (Rio Tinto 53 per cent) was completed on time, on budget and with an outstanding safety record in 2002. Production began in April and commercial shipments in July. West Angelas comprises an open pit mine, ore processing plant producing lump and fines ore, stockpiles, reclaimers and train loading facilities.
     Production will rise from an initial seven million tonnes a year to about 20 million tonnes by 2006 depending on customer demand, lifting Robe’s capacity from 32 million tonnes to a nominal 50 million tonnes per year. West Angelas has large deposits of high grade Marra Mamba iron ore.

     Mining activity is centred on Pannawonica, 1,400 kilometres north of Perth, which is connected by a 200 kilometre railway to Robe’s iron ore processing and port facilities at Cape Lambert. The Robe River participants share rail infrastructure with Hamersley Iron (see Hamersley discussion).
     Robe exports its production of Marra Mamba iron ore, pisolitic fines and pisolitic lump ore under medium and long term supply contracts with major integrated steel mill customers in Japan, Europe, Korea and the US, and under short term contracts in China.

2002 operating performance
Robe’s total production in 2002 was a record 35.9 million tonnes. A good recovery was made after an extended plant maintenance shutdown that affected production in the second quarter. Total shipments were 35.4 million tonnes with strong demand for Robe ore in all major markets, particularly Japan.
     Robe concluded five year contracts for the sale of West Angelas Marra Mamba iron ore to six Japanese steel mills, with the first commercial shipment on 31 July 2002.
     The introduction of West Angelas product was successful, with commercial shipments to all Japanese and Korean customers, and trial cargoes to China Steel, Baosteel and other Chinese and some European mills. Ore quality has matched or exceeded customer expectations.
     Sales of pisolitic lump, Robe's second highest margin product, increased to record levels, with volumes maximised in Asian markets. Customer acceptance is increasing and the outlook is strong.
     Robe embarked on a review of operations processes to optimise efficiency and productivity. The increased focus on a range of business improvement initiatives has achieved improvements in capacity and throughput. Robe continued its strong safety performance, halving its lost time injury frequency rate.

Robe’s total sales of iron ore to major markets in 2002

Million tonnes

Japan	22.6
Europe	8.2
Other Asia	2.1
China	1.9
US	0.6
Total	35.4

Iron Ore Company of Canada (Rio Tinto:
58.7 per cent)
Following a capital restructuring, Rio Tinto’s interest in Iron Ore Company of Canada (IOC) increased from 56.1 to 58.7 per cent in December 2002. Mitsubishi (26.2 per cent) and the Labrador Iron Ore Royalty Income Fund (15.1 per cent) are also shareholders in IOC, Canada’s largest iron ore pellet producer. IOC operates an open pit mine, concentrator and pellet plant at Labrador City, Newfoundland, together with a 420 kilometre railway to port facilities and a presently idle pellet plant at Sept-Iles, Quebec.
     Products are transported on IOC’s

Quebec North Shore and Labrador railway to Sept-Iles. The port is open all year and handles ore carriers of up to 255,000 tonnes. IOC exports its concentrate and pellet products to major North American, European and Asia Pacific steel makers.
     The Sept-Iles pellet plant remains closed, following the suspension in 2001 of a US$240 million refurbishment, in response to market conditions.
     IOC employs approximately 1,900 and in April 1999 signed a five year agreement with the United Steelworkers of America.

2002 operating performance
2002 was a challenging year for IOC. Difficult market conditions continued in the North American steel industry and IOC also experienced operational difficulties, particularly in its mining activities.
     Despite this, sales volumes improved through the development of new markets and increased sales to existing customers.
     During 2002, IOC embarked on an ambitious improvement programme to reduce operating costs by C$100 million by the end of 2004. This aims to re-position IOC as an efficient and competitive producer of quality products.
     Workforce reductions through the accelerated retirement programme continued on target. Safety dramatically improved under the overall business improvement programme.

IOC’s total sales of iron ore to major markets in 2002

Million tonnes

North America	4.5
Europe	6.2
Asia Pacific	4.0
Total	14.7

IRON ORE GROUP PROJECTS
HIsmelt® (Rio Tinto: 100 per cent)
Construction began in January 2003 on a US$200 million HIsmelt® plant at Kwinana in Western Australia, following the grant of environmental approval in November 2002. The HIsmelt® process is a revolutionary direct iron smelting technology developed largely by Rio Tinto that will convert fine ores into high quality pig iron (96 per cent iron content) without the use of coke ovens and sinter plants. Notably, the technology allows efficient processing of fine ores with higher levels of impurities, the current market for which is limited using standard blast furnace technology and operating techniques.
     The HIsmelt® project at Kwinana will operate as a joint venture between Rio Tinto (60 per cent interest through its subsidiary, HImet Corporation), US steelmaker Nucor Corporation (25 per cent), Mitsubishi Corporation (ten per cent), and Chinese steelmaker Shougang Corporation (five per cent).
     The plant is expected to reach full production capability of 800,000 tonnes per year by mid 2006.

Rio Tinto 2002 Annual report and financial statements    35

Back to Contents

OPERATION REVIEW

Operational review continued

Energy group

Rio Tinto Energy group’s coal interests are in Australia, Indonesia and the US. They supply internationally traded and domestic US and Australian markets. Following the disposal of Rio Tinto’s coal interest in Colombia in early 2000, acquisitions in late 2000 and early 2001 enhanced the existing interests in New South Wales, Australia. The group also includes Rössing in Namibia and Energy Resources of Australia. Both companies supply uranium oxide for use in electricity generation.
     At 31 December 2002, the Energy group accounted for 13 per cent of Group operating assets and, in 2002, contributed 22 per cent of Rio Tinto’s turnover and 23 per cent of adjusted earnings.
     Greg Boyce, chief executive Energy, is based in London.

FINANCIAL PERFORMANCE
2002 compared with 2001
The Energy group’s contribution to adjusted earnings was US$351 million, US$22 million lower than in 2001. A strengthening Australian dollar and higher costs associated with flooding and high wall instability at Cordero Rojo were the main components of the lower result.

2001 compared with 2000
The Energy group’s earnings contribution in 2001 was 41 per cent higher than in 2000 at US$373 million. Integration of the Lemington and Peabody properties acquired by Coal & Allied, increased sales volumes at Kennecott Energy and higher coal prices were the primary contributors to the improved result.

Kennecott Energy (Rio Tinto: 100 per cent) Kennecott Energy (KEC) wholly owns and operates four open cut coal mines in the Powder River Basin of Montana and Wyoming, US, and has a 50 per cent interest in, but does not operate, the Decker mine in Montana. KEC also manages the Group’s interest in Colowyo Coal in Colorado, US and in total employs approximately 1,675 people.
     In January 2002, KEC purchased the North Jacobs Ranch coal reserves, adjacent to KEC’s existing Jacobs Ranch operation, for US$380 million payable in five instalments over a four year period.
     One of the largest US producers, KEC sells to electricity generators predominantly in mid-western and southern States. Sales are made under multiple year contracts and on a spot basis for one year or less.
     The domestic US market for low sulphur coal continues to grow due to its competitive cost per delivered energy unit and restrictions on sulphur emissions by utilities. In the longer term, continued strong demand for low sulphur coal is projected following the announcement of construction of new coal fired generating capacity in the US.

2002 operating performance
KEC’s production of 105 million tonnes of coal was one per cent lower than in 2001 as a result of highwall and flooding events at Cordero Rojo and lower demand for Spring Creek and Colowyo coals. Earnings of US$86 million compared favourably with earnings of US$84 million in 2001 with higher average prices offset by reduced volumes.

Pacific Coal (Rio Tinto: 100 per cent)
Pacific Coal manages the Group’s interests in Queensland, Australia, which include Blair Athol (Rio Tinto 71 per cent), Kestrel (Rio Tinto 80 per cent) and Tarong coal mines, the Hail Creek project (Rio Tinto 92 per cent) and the Clermont deposit (Rio Tinto 55 per cent).
     Around 60 per cent of Blair Athol thermal coal is sold under contracts extending to 2010 to its two Japanese joint venture partners. The rest is sold by long term and annual agreements to European, Southeast Asian and South American customers. Production from the wholly owned Tarong mine is sold to Tarong Energy Corporation, an adjacent State owned power utility. A ten year contract for up to seven million tonnes annually expires in 2011.
     Kestrel is an underground mine where thermal and metallurgical coal production recommenced in June 1999. Sales to customers in Japan, Southeast Asia, Europe and Central America are generally on annual agreements.
     Pacific Coal employs some 727 people.

2002 operating performance
Pacific Coal’s earnings of US$136 million was 16 per cent higher than in 2001 due to increased shipments by Blair Athol and higher coal prices at Tarong and Kestrel. Favourable factors were partly offset by lower internationally traded steaming coal prices and an unfavourable exchange rate.
     Total production at Blair Athol was 11.8 million tonnes while sales were 12.3 million tonnes. The rail and port capacity constraints experienced in 2001 did not recur in 2002. Kestrel increased production by 25 per cent to 4.1 million tonnes while shipments of 3.6 million tonnes of coking and thermal coal were in line with 2001. At Tarong, production increased to 5.7 million tonnes in line with increased demand at Tarong Energy Corporation.
     At Kestrel, the Queensland Government passed special legislation to validate the lease over an area found to have been affected by an administrative error at the time of the original grant. Compensation for surface rights was agreed between Kestrel and the landowner at the conclusion of evidence placed before the Land Resources Tribunal. Mining lease applications were lodged to extend the Kestrel lease. The Gordon Downs property was acquired to minimise any surface rights issues in the lease extension approval process. The Ti Tree project remains on schedule. Mining from the new area, predominantly for coking quality coal, will commence late in 2003.
     The unfair dismissal case involving 16 Blair Athol employees that commenced in 1998 was dismissed. The full bench of the Australian Industrial Relations Commission found that there was a business case for the retrenchment though some aspects of the selection process had been unfair. Blair Athol is reviewing its processes in the light of the decision.

36   Rio Tinto 2002 Annual report and financial statements

Back to Contents

OPERATION REVIEW

     Safety performance during 2002 again saw a dramatic improvement with lost time due to injury falling by more than 65 per cent.

Coal & Allied Industries (Rio Tinto: 75.7 per cent) Coal & Allied Industries (Coal & Allied) is publicly listed on the Australian Stock Exchange and had a market capitalisation of A$2.1 billion (US$1.2 billion) at 31 December 2002.
     In September 2002, Rio Tinto acquired an additional 2,597,000 ordinary shares in Coal & Allied, increasing its interest by three per cent to the current 75.7 per cent.
     Coal & Allied’s assets are all located within the Hunter Valley in New South Wales, Australia. It wholly owns Hunter Valley Operations, has an 80 per cent interest in Mount Thorley Operations and a 55.57 per cent interest in the contiguous Warkworth mine, and a 40 per cent interest in the Bengalla mine which abuts its wholly owned Mount Pleasant development project. Coal & Allied also has a 37 per cent interest in Port Waratah Coal Services.
     During the first half of 2002, Coal & Allied sold its Ravensworth, Narama and Moura interests for a total of US$230 million.
     Coal & Allied produces thermal and semi soft coal. Most of its thermal coal is sold under long term contracts to electrical or industrial customers in Japan, Korea and elsewhere in Asia. The balance is sold in Europe and in Australia. Coal & Allied’s semi soft coal is exported to steel producing customers in Asia and Europe under long term contracts.

2002 operating performance
Earnings in 2002 at US$68 million were down from US$102 million in 2001. This reduction in profit was primarily due to lower coal prices and the strengthening of the Australian currency against the US dollar.
     Rio Tinto’s share of coal production was 17.6 million tonnes, a reduction of eight per cent on 2001 as a result of the divestments.
     Safety performance during 2002 again saw a dramatic improvement with lost time due to injury falling by more than 60 per cent.
     To address market changes, Coal & Allied implemented a new approach to its regional sales organisation by locating managers in their respective market locations. A new marketing team was formed to provide support for the marketing efforts of Rio Tinto Energy. Coal & Allied also successfully launched a price marker initiative using the e-commerce platform, globalCoal, which assisted in providing liquidity and transparency to the spot market.
     During 2002, Coal & Allied reached agreement on terms for a settlement of actions before the Australian Industrial Relations Commission that followed the retrenchment of 190 former employees in 1998 and 1999. It made a total payment of approximately A$25 million (US$14 million) in a full and final settlement of these claims.

Kaltim Prima Coal (Rio Tinto: 50 per cent)
PT Kaltim Prima Coal (KPC) mines high quality, low sulphur, thermal coal under a Coal Agreement with the Indonesian

Government that entitles the Government to 13.5 per cent of annual production.
     Some 80 per cent of KPC’s coal is sold under long term contracts with the balance sold on the spot market. Asia, predominantly Japan, Taiwan and Hong Kong, accounts for 75 per cent of sales with the rest mainly in Europe and the US. KPC has approximately 2,700 employees plus 4,000 contractors.
     Under its Coal Agreement, KPC is required to make an annual offer of shares to Indonesian participants in accordance with a specified schedule until 51 per cent of its shares have been divested.
     In August 2002, the Government of Indonesia and KPC concluded a Framework Agreement, enabling the 2001 offer of 51 per cent of KPC shares to proceed. The Framework Agreement detailed the assignment of rights to Indonesian participants and was conditional on litigation associated with the divestment process being removed. In August, a civil case against KPC and others whereby the East Kalimantan Provincial Government was seeking, amongst other things, damages of US$776 million in relation to KPC’s alleged failure to meet its obligations to offer its shares for sale, was withdrawn. This cleared the way for KPC’s two shareholders to formally make an offer of a 51 per cent interest to the Government of Indonesia for US$419 million. Although KPC’s shareholders continue to fulfil their obligations, the divestment process continues to be protracted and is not yet completed due largely to the current investment and political environment in Indonesia.

2002 operating performance
Earnings from KPC of US$26 million were 38 per cent lower than the previous year due primarily to lower prices. Rio Tinto’s share of production was 8.9 million tonnes, 14 per cent higher than in 2001.
     In September, development of the access road to the new Melawan pit commenced, with the first coal extracted by year end. Coal from this pit is central to KPC’s future mining strategy with production planned to increase to eight million tonnes per annum, or 40 per cent of total production, over the next three years.

Rössing Uranium (Rio Tinto: 68.6 per cent) Rössing produces and exports uranium oxide from Namibia to European, US and Asia Pacific electricity producers. Production has been lower than the 4,500 tonnes per year capacity for some years due to market conditions. Rössing employs approximately 800 people.

2002 operating performance
Total production of 2,751 tonnes of uranium oxide was affected by mining limitations in the open pit and the matching of output to market demand in order to rationalise inventories. Initiatives to deliver cost savings continued, which, combined with a strong contract position, resulted in earnings of US$23 million, US$2 million more than in 2001.

Energy Resources of Australia (Rio Tinto: 68.4 per cent)
Energy Resources of Australia Ltd (ERA) is publicly listed and had a market capitalisation of A$0.3 billion (US$0.2 billion) at 31 December 2002. ERA employs approximately 260 people with 20 per cent of the operational workforce represented by Aboriginal people.
     ERA produces uranium oxide at the Ranger open pit mine, 260 kilometres east of Darwin in the Northern Territory. ERA also has title to the nearby Jabiluka mineral lease. Ranger has a 6,000 tonnes per year capacity and began production in 1981. Estimated ore reserves are sufficient for more than ten years at current mining rates. ERA’s operations have been progressively surrounded by, but remain separate from, the World Heritage listed Kakadu National Park and especially stringent environmental requirements and governmental oversight apply. Uranium oxide from Ranger is sold to base load electricity utilities in Japan, Korea, Europe and North America.

2002 operating performance
Uranium oxide production was slightly above the previous year at a total of 4,486 tonnes in response to greater sales commitments. Increased sales volumes, stronger unit selling prices and tight controls over costs resulted in earnings of US$12 million, a US$5 million increase over 2001.
     Safety performance during 2002 again saw a dramatic improvement with lost time due to injury falling by more than 70 per cent.

ENERGY GROUP PROJECTS
Hail Creek (Rio Tinto: 92 per cent)
Following changes in supply and demand for metallurgical coal and further evaluation, development of Pacific Coal’s Hail Creek project in central Queensland commenced in 2001. The estimated cost is now US$255 million following the decision in July 2002 to purchase and operate mining equipment rather than use contractors in the early years of production.
     Due to delays in receiving clearances and approvals for rail access and cultural issues, construction of the rail line for the project started four months late. However, an accelerated programme has been put in place to recoup these delays. The mine is expected to start up late in 2003 and will produce 5.5 million tonnes a year of high quality coking coal.

Clermont Coal (Rio Tinto: 55 per cent)
The Clermont deposit is near Pacific Coal’s Blair Athol mine. It is suited to open cut development. A prefeasibility study of the project was completed in 2002, including an option to integrate with Blair Athol. Discussions are taking place to align interests in the Blair Athol and Clermont joint ventures.

Mount Pleasant (Rio Tinto: 75.7 per cent) Development of the Mount Pleasant project continued with a prefeasibility study being undertaken in 2002.

Rio Tinto 2002 Annual report and financial statements    37

Back to Contents

OPERATION REVIEW

Operational review continued

Industrial
Minerals group

Rio Tinto’s Industrial Minerals group produces borates, industrial salt, talc and titanium dioxide feedstock. Rio Tinto Borax, Rio Tinto Iron & Titanium, Luzenac’s talc operations and Dampier Salt, its principal businesses, are leading suppliers of their respective products.
     The Industrial Minerals group employed approximately 7,200 people in 2002.
     At 31 December 2002, the Industrial Minerals group accounted for 16 per cent of the Group’s operating assets and contributed approximately 17 per cent of Rio Tinto’s turnover and 19 per cent of adjusted earnings in 2002.
     Tom Albanese, chief executive Industrial Minerals, is based in London.

FINANCIAL PERFORMANCE
2002 compared with 2001
Industrial Minerals’ contribution to 2002 earnings was US$289 million, 11 per cent lower than in 2001, reflecting weaker market conditions and reduced pension credits.
     Rio Tinto Borax’s earnings were ten per cent lower at US$92 million. Cost improvements were more than offset by reduced pension credits on lower market returns and a higher effective tax rate.
     Rio Tinto Iron & Titanium earnings at US$157 million were 13 per cent lower than in 2001 due both to market conditions and the effect of reduced pigment demand in 2001.

2001 compared with 2000
Industrial Minerals’ contribution to earnings in 2001 was US$323 million, similar to that in 2000 despite the generally difficult market conditions encountered.
     Rio Tinto Borax’s 2001 earnings was 14 per cent lower at US$102 million reflecting the downturn in most major markets.
     Rio Tinto Iron & Titanium (RIT) earnings at US$180 million in 2001 were four per cent higher with a robust performance benefiting from the decline of the rand.

Rio Tinto Borax (Rio Tinto: 100 per cent)
Rio Tinto Borax’s Boron mine in California’s Mojave Desert is the world’s largest borate mine. Borates are used in the US for vitreous applications, such as fibreglass, glass wool, high temperature glasses and enamels. The perborate industry, a major market in Europe, uses borates as bleach in detergents. Other uses include ceramics, fertilisers, flame retardants, wood preservatives and corrosion inhibitors.
     Rio Tinto Borax’s US and UK research laboratories provide technical support and participate in collaborative projects with customers.
     A new, three year collective bargaining agreement reached in November 2001 with more than 600 Boron employees allows greater flexibility and efficiency in the operation.

2002 operating performance
Earnings from Rio Tinto Borax at US$92 million was ten per cent below the previous year. Production of borates was six per cent lower than 2001 at 528,000 tonnes, despite boric acid production increases of 12 per cent. Sales were slightly ahead of 2001 primarily due to increased sales in Asia Pacific, strong North American construction activity, and a tightening of the boric acid market, partially offset by continued perborate substitution. The cost reduction programmes maintained their momentum but the effect on net earnings was more than offset by reduced pension credits and a higher effective tax rate.

Rio Tinto Iron & Titanium (Rio Tinto:
100 per cent)
Rio Tinto Iron & Titanium (RIT) comprises the wholly owned QIT-Fer et Titane (QIT) in Quebec, Canada and the 50 per cent interest in Richards Bay Minerals (RBM) in KwaZulu-Natal, South Africa. Both produce titanium dioxide feedstock used by customers to manufacture pigments for paints and surface coatings, plastics and paper, as well as iron and zircon co-products.
     QIT’s proprietary process technology enables it to supply both the sulphate and chloride pigment manufacturing methods. Its upgraded slag plant supplies the growing chloride sector and is designed for expansion in line with demand up to a capacity of 600,000 tonnes per year from its current level of 250,000 tonnes.
     RBM’s ilmenite has a low alkali content which makes its feedstock suitable for the chloride pigment process. RBM can sustain one million tonnes of feedstock production, annually.

2002 operating performance
Earnings from Rio Tinto Iron & Titanium (RIT) of US$157 million were 13 per cent lower than in 2001. This represents a creditable result in a difficult market environment. Although the result benefited from a generally weaker rand on average compared with the previous year, this was more than offset by exchange losses on US dollar debtors caused by the strengthening of the rand towards the end of 2002.
     Titanium dioxide pigment demand increased moderately year on year. The titanium dioxide feedstock side of the industry, however, continued to be affected by the oversupply of high grade feedstocks and persistent high feedstock inventory levels at some pigment producers. Consequently, RIT shipments of titanium dioxide feedstocks were lower, reflecting both market conditions and the effect of reduced pigment demand in 2001. Production at both QIT and RBM was curtailed accordingly.
     Demand for iron and steel co-products strengthened during the year, but market conditions remain very competitive. Zircon markets were resilient for most of 2002.
     RIT reached an out of court settlement in 2002 concerning intellectual property legal proceedings. As part of the agreement, RIT received US$10 million in December 2002; a further US$5 million is receivable in March 2003.

38   Rio Tinto 2002 Annual report and financial statements

Back to Contents
OPERATIONAL REVIEW

Dampier Salt (Rio Tinto: 64.9 per cent)
Dampier Salt (DSL), now the world’s largest salt exporter, produces industrial salt by solar evaporation at Dampier, Port Hedland and Lake MacLeod, and also mines gypsum at Lake MacLeod, in Western Australia. DSL acquired a three million tonne per year salt operation at Port Hedland, Western Australia in August 2001.
     The chemical industry in Asia is the principal customer for DSL’s salt whilst cement and wallboard manufacture is gypsum’s main use.

2002 operating performance
Dampier Salt’s earnings were US$25 million in 2002. Production levels at Dampier, Lake MacLeod and Port Hedland benefited from favourable salt growing conditions throughout 2002. Total production for 2002 was 7.2 million tonnes (Rio Tinto share: 4.7 million tonnes) which was 0.7 million tonnes higher than in 2001. Efforts to diversify markets resulted in several shipments into China. These were the first substantial sales made into this market.

Luzenac Group (Rio Tinto: 99.9 per cent)
The Luzenac Group operates talc mines, including the world’s largest in south west France, and processing facilities in Australia, Austria, Belgium, Canada, France, Italy, Mexico, Spain, the UK and the US.
     The Three Springs talc mine and processing plant in Western Australia was acquired in September 2001. The mine is capable of producing up to 200,000 tonnes of higher value talc annually and broadens Luzenac’s product range to Asia Pacific markets.
     Luzenac products are used internationally. Principal uses are in paper, paint and plastics.

2002 operating performance
Earnings in 2002 were US$15 million. Luzenac’s production in 2002 was five per cent higher than 2001 at 1.33 million tonnes, with the increase attributable to production from the acquisition of the Three Springs mine in Australia.
     Sales volumes declined in Europe but revenues were maintained year on year, due to a favourable sales mix, with particular strength noted in coatings following customer re-formulations.
     The North American markets were affected by weak economic conditions in the traditional paper and pulp markets, but a sustained recovery occurred in other applications, notably in polymers and coatings. The Three Springs mine supported increased Asian sales.
     New cost reduction programmes helped offset the earnings effect of weaker demand and costs associated with some mine and plant closures.

INDUSTRIAL MINERALS GROUP PROJECTS
QIT Madagascar Minerals (Rio Tinto: 80 per cent)
RIT manages QIT Madagascar Minerals (QMM), in which an agency of the Government of Madagascar has a 20 per cent interest. QMM was formed to evaluate and, if appropriate, develop large mineral sand deposits in the south east of Madagascar.
     In November 2001, QMM was granted an environmental permit by the Government for the proposed minerals sands project. The permit requires QMM to comply with a full range of social and environmental obligations throughout the life of a project. Full feasibility studies were due to commence in early 2002, but political conditions in Madagascar during the year adversely impacted the project schedule.
     Project activity has now returned to normal and the feasibility study will be advanced as originally planned during 2003. RIT is working with the new Government, as well as all other interested and affected parties, with a view to developing the project.

Rio Tinto 2002 Annual report and financial statements   39

Back to Contents
OPERATIONAL REVIEW

Operational review

Aluminium group

Rio Tinto’s Aluminium group encompasses its wholly owned, integrated aluminium subsidiary, Comalco. Rio Tinto acquired the publicly held 27.6 per cent of Comalco in 2000.
     At 31 December 2002, the Aluminium group accounted for 18 per cent of Rio Tinto’s operating assets and in 2002 contributed 13 per cent of Group turnover and 17 per cent of adjusted earnings.
     Sam Walsh, chief executive Aluminium, is based in Brisbane, Queensland.

FINANCIAL PERFORMANCE
2002 compared with 2001
Comalco’s contribution to 2002 earnings was US$256 million, a decrease of 18 per cent.
     Lower prices reduced earnings by US$44 million with the average three month aluminium price in 2002 at 61 US cents per pound compared with 66 US cents in 2001. The strengthening Australian and New Zealand currencies reduced Comalco’s earnings by US$13 million.

2001 compared with 2000
Comalco’s contribution to 2001 earnings was US$313 million compared with US$338 million in 2000, a decrease of seven per cent.
     Lower prices reduced earnings by US$67 million with the average three month aluminium price in 2001 some six per cent lower than the 70 US cents in 2000.
Continued weakness in the Australian and New Zealand currencies, however, benefited Comalco’s earnings by US$16 million and US$22 million, respectively.

Comalco (Rio Tinto: 100 per cent)
Comalco is a major, Australian based supplier of bauxite, alumina and primary aluminium to world markets. It employs some 3,400 people.
     Approximately 90 per cent of the bauxite from Comalco’s wholly owned Weipa bauxite mine is shipped to alumina refineries at Gladstone, Queensland and Sardinia, Italy.
     Comalco is also entitled to four per cent of bauxite output from the Boké mine, Guinea, West Africa.
     Comalco has a 56.2 per cent consortium interest in Eurallumina and increased its interest in Queensland Alumina Limited (QAL) from 30.3 to 38.6 per cent for US$189 million in September 2001.
     In January 2002, Comalco began to construct a wholly owned, US$750 million alumina refinery to produce 1.4 million tonnes annually at Gladstone, Queensland.
     In July 2002, Comalco completed the acquisition of an additional 9.5 per cent of lines 1 & 2 at Boyne Island smelter for US$78.5 million. This increases Comalco’s overall ownership of the Boyne Island smelter from 54.2 per cent to 59.4 per cent.
     In addition to the Boyne Island smelter, smelters at Bell Bay (100 per cent) and Tiwai Point (79.4 per cent), New Zealand, produce Comalco’s primary aluminium.
     More than 75 per cent of Comalco’s aluminium is exported to Asia, the US and Europe.

2002 operating performance
Bauxite production at Weipa was 11.2 million tonnes, slightly lower than in 2001. The world traded bauxite market remained stagnant in 2002 with global supply more than adequate to meet the demand from non integrated alumina refineries. Weipa bauxite shipments at 11.1 million tones increased slightly compared with 2001 levels, due to higher production levels at the QAL refinery in Australia, and higher sales to independent customers.
     Production at QAL was close to record levels although a disruption of power supply affected production towards year end. Eurallumina production was less than planned due to intermittent equipment and process problems during the year. At Gladstone in Australia, drought conditions resulted in the application of water restrictions by the local water authority. All Comalco related operations achieved a required 25 per cent cutback in water use with no interruption to production.
     Comalco’s share of aluminium production from its three smelters at 724,000 tonnes was 30,000 tonnes above 2001 production. This resulted from improved production efficiency and cell availability together with the additional 9.5 per cent ownership of lines 1 & 2 at the Boyne Island aluminium smelter. Sales in 2002 showed some regional changes compared with 2001. Attributable metal shipments of 718,000 tonnes generally moved away from delivery to Europe and the US back to Asia and Australia.
     The Six Sigma programme was adopted by Comalco in 2001 as its primary performance improvement initiative. It delivered improvements to the business of some US$5 million during the year.
     All Comalco managed sites achieved certification to the international environmental management standard ISO14001 during 2002.

ALUMINIUM GROUP PROJECTS
Comalco alumina refinery (Rio Tinto: 100 per cent)
Following approval in October 2001 and ground work preparation in December, large scale construction of the US$750 million first stage of a new greenfield alumina refinery at Gladstone began in January 2002. The refinery will enable Comalco to add further value to the Weipa bauxite deposit and strengthen both Comalco’s and Australia’s positions in the world alumina market.
     The majority of the refinery’s output will go into Comalco smelters. The balance will be placed in the traded alumina market and is an available option for possible expansion of Comalco’s smelting capacity. Comalco will, however, become a more significant player in the traded alumina market after the 1.4 million tonnes per year refinery comes into production.
     With work on schedule at the end of 2002, initial shipments are expected in 2005 and full capacity by the end of 2006. There is potential for the refinery capacity to increase to over four million tonnes per year when market conditions allow.

40   Rio Tinto 2002 Annual report and financial statements

Back to Contents
OPERATIONAL REVIEW

Copper group

In 2002, Rio Tinto’s Copper group comprised Kennecott Utah Copper in the US and interests in the copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia, Palabora in South Africa and Alumbrera in Argentina, as well as the Anglesey Aluminium smelter in the UK, the Peak Gold mine in Australia, the Zinkgruvan zinc mine in Sweden, and the Atlantic Copper Smelter in Spain.
     Rio Tinto’s interests in Northparkes (80 per cent) and Alumbrera (25 per cent) as well as the wholly owned Zinkgruvan zinc mine resulted from the acquisition of North in 2000. Peak Gold and Anglesey Aluminium were transferred from the Diamonds & Gold group at the end of 2000. A non binding letter of intent was signed in January 2003 for the sale of the Alumbrera and Peak Gold interests for US$210 million.
     At 31 December 2002, the Copper group, which also produces gold as a significant co-product, accounted for 22 per cent of the Group’s operating assets and, in 2002, contributed approximately 22 per cent of Rio Tinto’s turnover, of which 12 per cent was from copper and the remainder mostly from gold. It accounted for 19 per cent of adjusted earnings in 2002.
     Oscar Groeneveld, chief executive Copper, is based in London.

FINANCIAL PERFORMANCE
2002 compared with 2001
The Copper group’s contribution to earnings was US$290 million, US$28 million higher than in 2001. The average price of copper was 71 US cents per pound compared to 72 US cents in 2001. The average gold price of US$309 per ounce increased by 14 per cent.
     Kennecott Utah Copper’s contribution to earnings of US$78 million was broadly in line with 2001. Adjusted earnings are stated before the effect of exceptional charges relating to asset writedowns and a provision for environmental remediation. A downward revision to the Group’s long term copper price assumption resulted in an exceptional charge relating to the impairment of asset carrying values of US$480 million. KUC has been investigating the treatment of contaminated groundwater in the vicinity of the Bingham Canyon mine since before 1989, when Rio Tinto acquired the business. As a result of changes to the treatment plan an additional provision of US$116 million was raised during the year. This provision relates to costs that will be incurred over a number of years.
     Earnings at Escondida decreased 22 per cent to US$32 million as output was constrained in response to weak market demand. Escondida will continue to operate below its expanded capacity for at least the first half of 2003.
     Freeport’s earnings contribution increased US$40 million to US$132 million as a result of higher copper grades and recoveries, and higher gold prices partly offset by lower gold volumes.
     Earnings at Palabora decreased marginally to US$13 million in 2002. The positive effect of the weaker rand was more than offset by lower volumes and higher costs as the operation moved from the open pit to the underground.
     Alumbrera earnings benefited from the stronger gold price, commissioning of the third mill grinding line, and the positive tax effect related to exchange losses on the peso equivalent of US dollar project debt.

2001 compared with 2000
The Copper group’s earnings in 2001 were US$262 million compared with US$323 million in 2000. The average copper price was 72 US cents per pound, a decrease of 13 per cent from 2000. The average gold price of US$271 per ounce decreased by three per cent.
     Kennecott Utah Copper’s contribution to earnings in 2001 was down 19 per cent at US$81 million mainly due to lower prices. An exceptional charge of US$531 million relating to the impairment of asset carrying values was recorded during 2001.
     Earnings at Escondida decreased by 58 per cent to US$41 million due to lower copper production and prices. Grasberg’s earnings contribution increased 26 per cent to US$92 million as a result of higher gold grades and recoveries. Earnings at Palabora were broadly in line with 2000 as the weakness of the rand against the US dollar offset the impact of declining copper prices.

Kennecott Utah Copper (Rio Tinto: 100 per cent)
Kennecott Utah Copper (KUC) operates the Bingham Canyon mine, Copperton concentrator and Garfield smelter complex, near Salt Lake City, US.
     KUC supplies more than ten per cent of annual US refined copper requirements and employs approximately 1,600 people. KUC’s six year labour contract expired on 30 September 2002 without agreement being reached on a new contract. Having reached an impasse, KUC began implementing its final offer which contains a significant number of work practice changes. The process of negotiation is now subject to mediation while operations continue normally.
     Large scale underground mining is expected to extend the mine’s life by 15 years after open pit reserves are exhausted around 2013.
     KUC provides some management services to the wholly owned Barneys Canyon gold mine due to its proximity to Bingham Canyon. Mining and milling at Barneys Canyon ended in 2001 but gold production continues until 2005. The operation employs about 20 people.
     KUC as the owner of 53 per cent of undeveloped land in the Salt Lake Valley of Utah, has formed Kennecott Land to develop about 16,000 hectares of the 37,200 hectares owned. The initial 1,800 hectare Sunrise project site lies in the path of expanding residential areas. Kennecott Land has the right to build roads, make utility connections and prepare the land for sale to builders who will construct houses for 30,000 people. Rio Tinto is initially investing US$50 million with revenues expected to start in 2004.

Rio Tinto 2002 Annual report and financial statements   41

Back to Contents
OPERATIONAL REVIEW

Operational review continued

2002 operating performance
Mining activity continued in the south side of the Bingham Canyon open pit and yielded harder ore, which reduced production performance in both mine and mill.
     Higher copper recovery in the mill in 2002 reflects the implementation of a number of concentrator improvement initiatives. A much improved smelter performance, assisted by the outsourcing of maintenance work, resulted in higher than plan refined metal sales.

Principal operating statistics at KUC 2000-2002
	2000	2001	2002

Rock mined (’000 tonnes)	154,052	159,908	150,331
Ore milled (’000 tonnes)	58,662	48,566	40,720
Head grades:
Copper (%)	0.57	0.73	0.69
Gold (g/t)	0.42	0.54	0.44
Silver (g/t)	2.77	3.67	3.42
Molybdenum (%)	0.042	0.042	0.034
Copper concentrates
produced (‘000 tonnes)	1,137	1,108	992

Production of metals in copper concentrates
Copper (’000 tonnes)	295.7	312.7	260.2
Gold (’000 ounces)	529	592	412
Silver (’000 ounces)	3,939	4,475	3,663
Molybdenum concentrates
produced (’000 tonnes)	18.4	14.5	11.2
Contained molybdenum
(’000 tonnes)	10.1	8.1	6.1
Concentrate smelted
on site (’000 tonnes)	1,072	975	1,096

Production of refined metals
Copper (’000 tonnes)	268.7	234.3	293.7
Gold (’000 ounces)	413	389	488
Silver (’000 ounces)	3,218	2,882	4,037

Freeport (Rio Tinto: 40 per cent of joint venture plus 15 per cent of the balance through its interest in FCX)
Grasberg, in Papua, Indonesia, is one of the world’s largest copper and gold mines in terms of reserves and production. It is owned and operated by Freeport Indonesia (PTFI), the principal and 91 per cent owned subsidiary of the US based Freeport-McMoRan Copper & Gold (FCX). Rio Tinto has a 16.5 per cent direct interest in FCX.
     At least one per cent of Grasberg’s sales revenues has been committed to support village based programmes. In addition, two new trust funds were established in 2001 in recognition of the traditional land rights of the local Amungme and Komoro tribes. In 2002, PTFI contributed US$15.6 million (net of Rio Tinto portion) and Rio Tinto US$3.8 million in total to the funds.
     As a result of training and educational programmes, Papuans represented more than a quarter of PTFI’s approximately 9,000 workforce by the end of 2002.

2002 operating performance
Improved copper grades and mill recoveries resulted in a 15 per cent increase in copper production compared with 2001. Gold production was lower due to a 12 per cent decrease in gold grade.

     Rio Tinto’s overall share of copper production increased by 36 per cent to 255,500 tonnes, but for gold decreased by 20 per cent to 1,017,000 ounces.
     Production from the DOZ (deep ore zone) achieved design capacity of 25,000 tonnes per day in the third quarter, one year earlier than anticipated, and has exceeded capacity since then. Expansion of production to more than 35,000 tonnes per day is progressing.

Principal operating statistics for PTFI 2000-2002
	2000	2001	2002

Ore milled (’000 tonnes)	81,803	86,787	86,001
Head grades:
Copper (%)	1.07	1.00	1.14
Gold (g/t)	1.10	1.41	1.24
Silver (g/t)	2.97	3.20	3.60

Production of metals in concentrates
Copper (’000 tonnes)	769.3	749.4	864.4
Gold (’000 ounces)	2,436	3,596	3,030
Silver (’000 ounces)	4,985	5,545	6,402

Escondida (Rio Tinto: 30 per cent)
The low cost Escondida copper mine in Chile is one of the largest copper mines in the world, with a mine life expected to exceed 30 years at current rates of production. The mine is 57.5 per cent owned and managed by BHP Billiton.
     Work on the US$1.0 billion Phase 4 expansion project was completed in 2002, increasing production capacity by an average of 400,000 tonnes. Production was projected to be 1.2 million tonnes of copper in concentrate per year over the next five years, of which 1.05 million tonnes would have been in concentrate.
     In response to market conditions, however, a decision to process lower grade ore from November 2001 until the third quarter of 2002 curtailed copper output by approximately ten per cent. A further curtailment of 200,000 tonnes of copper in 2003 was announced in late 2002 and will be reviewed in the middle of the year. The Escondida oxide plant was expanded by eight per cent to 150,000 tonnes per year capacity from March 2001.
     Escondida employs approximately 2,350 people directly together with 1,775 contractor personnel.

2002 operating performance
Total rock mined was affected by problems with mobile equipment performance but this did not affect mill throughput.
     The Phase 4 project to expand mill throughput by 110,000 tonnes per day was handed to operations in October. It is expected that the new concentrator will achieve proportionate capacity in the first quarter of 2003.

Principal operating statistics at Escondida 2000-2002
	2000	2001	2002

Rock mined (’000 tonnes)	292,829	321,968	306,620
Ore milled (’000 tonnes)	46,905	43,042	46,536
Head grade:
Copper (%)	1.90	1.81	1.58

Production of metals in concentrates
Copper (’000 tonnes)	776.4	643.1	622.6
Gold (’000 ounces)	129	101	126
Silver (’000 ounces)	3,282	3,198	2,981
Copper cathode
(’000 tonnes)	140.3	151.0	138.7

Palabora (Rio Tinto: 49.2 per cent)
Palabora Mining Company (Palabora) is publicly quoted with a market capitalisation of Rand 2 billion (US$229 million) at 31 December 2002. Rio Tinto acquired an additional 0.7 per cent interest in Palabora through the market in July 2001.
     Palabora has developed a US$410 million underground mine, full production from which is expected in the second half of 2003.
Approximately 1.6 million tonnes of copper are expected to be produced over its 20 year life.
     Palabora supplies most of South Africa’s copper needs and exports the balance. It employs approximately 2,000 people and labour agreements are negotiated annually.

2002 operating performance
Mining from the open pit ceased at the end of April 2002 as part of the transition to underground production. Scavenging of ore from the ramps of the open pit commenced in May and is anticipated to continue to April 2003 to supplement underground production.
     By the end of 2002, three crushers had been commissioned in the underground mine and it is expected that production capacity of 30,000 tonnes per day will be achieved during the third quarter of 2003.

Principal operating statistics at Palabora 2000-2002
	2000	2001	2002

Rock mined (’000 tonnes)	19,591	12,345	8,940
Ore milled (’000 tonnes)	25,737	14,522	9,933
Head grade:
Copper (%)	0.59	0.66	0.63
Copper concentrates
produced (’000 tonnes)	358.7	233.5	167.9
Contained copper
(’000 tonnes)	117.0	78.4	52.2
New concentrates smelted
on site (’000 tonnes)	281.9	310.4	258.6
Refined copper produced
(’000 tonnes)	87.7	86.9	81.6

Neves Corvo (Rio Tinto: 49 per cent)
Sociedade Minera de Neves-Corvo (Somincor) owns and operates the high grade Neves Corvo copper and tin mine in Portugal. While a buyer for Rio Tinto’s ownership interest was identified in 2002, the sale was not completed. It is anticipated that the process to sell Rio Tinto’s ownership interest will recommence in 2003.

42   Rio Tinto 2002 Annual report and financial statements

Back to Contents
OPERATIONAL REVIEW

2002 operating performance
Programmes to improve operational efficiency were successful in reducing operating costs. Employee numbers decreased from over 1,000 at the end of 2001 to fewer than 840 by the end of 2002.
     The recovery of tin from copper/tin ores declined during the year due to decreasing tin grades.

Principal operating statistics at Neves Corvo 2000-2002
	2000	2001	2002

Ore milled (’000 tonnes):
Copper*	1,689	2,021	1,756
Tin	248	190	16
Head grades:
Copper (%)	5.2	4.8	5.1
Tin (% tin ores only)	1.4	1.6	3.3
Copper concentrates
produced (’000 tonnes)	319.2	344.3	319.4
Contained copper
(’000 tonnes)	76.3	82.9	77.2
Tin concentrates produced
(’000 tonnes)	2.3	2.1	0.6
Contained tin (’000 tonnes)	1.2	1.2	0.3

* Total ore treated for both copper and tin production.

Alumbrera (Rio Tinto: 25 per cent)
Rio Tinto’s interest in Minera Alumbrera resulted from the acquisition of North. The other shareholders in Minera Alumbrera are MIM Holdings (50 per cent) and BHP Billiton (25 per cent).
     Minera Alumbrera was formed in 1993 to develop and operate an open pit copper and gold mine and processing facilities at Alumbrera, a 316 kilometre concentrate slurry pipeline to a filter plant and rail loading facilities near Cruz del Norte and port facilities at San Martin in Argentina. Commercial production began in early 1998. The mine is operated under an agreement with an Argentine statutory authority that owns the property and is entitled to 20 per cent of net profits after costs.
     Construction of a third mill line and pebble crusher was completed in October 2002 at a cost of US$26 million, US$13 million under budget. This increases installed capacity of the mine by 30 per cent to 101,000 tonnes of ore per day.
     Concentrates are shipped to international smelters under long term contracts that provide for periodic negotiation of certain charges. Alumbrera’s main markets are in the Far East (44 per cent), Europe (49 per cent) and the Americas (7 per cent).
     Alumbrera employs 940 people and 400 contractor personnel. In January 2003, Rio Tinto signed a non binding letter of intent for the sale of its interest.

2002 operating performance
Slightly lower copper and gold grades were compensated for by higher processing recoveries, resulting in production of contained copper being over six per cent better than in 2001.
     The devaluation of the Argentinian peso, plus improvements in operational efficiencies continued to result in low operating costs.

Principal operating statistics at Alumbrera 2000-2002
	2000	2001	2002

Rock mined (’000 tonnes)	117,571	111,191	109,836
Ore milled (’000 tonnes)	26,503	29,181	31,558
Head grade:
Copper (%)	0.62	0.72	0.70
Gold (g/t)	0.88	0.95	0.93

Production of contained metals
Copper (’000 tonnes)	145	192	204
Gold (’000 ounces)	497	672	754

Northparkes (Rio Tinto: 80 per cent)
Rio Tinto’s interest in the Northparkes copper-gold mine resulted from the acquisition of North. Northparkes is a joint venture with the Sumitomo Group (20 per cent).
     Following an initial open pit operation at Northparkes in central New South Wales, Australia, underground block cave mining has been undertaken since 1997. With present and future developments, the operation has a life of 14 years at current production rates.
     The copper concentrate produced is shipped under long term contracts, that provide for periodic negotiation of certain charges, as well as spot sales, to smelters in Japan (67 per cent), Australia (14 per cent) other countries (19 per cent).
     Northparkes employs approximately 160 people together with 140 permanent contractors.

2002 operating performance
Production from the first underground block cave will cease in early 2003 to be replaced by the Lift 2 block cave which will commence production in 2004. Progress with mine development for Lift 2 has been hampered by high rock stresses.

Principal operating statistics at Northparkes 2000-2002
	2000	2001	2002

Ore milled (‘000 tonnes)	5,089	5,425	5,364
Head grade:
Copper (%)	1.15	1.16	0.86
Gold (g/t)	0.30	0.32	0.35

Production of contained metals
Copper (‘000 tonnes)	52.4	55.1	38.4
Gold (‘000 ounces)	27.4	41.5	40.8

Peak Gold (Rio Tinto: 100 per cent)
Peak Gold in New South Wales produces gold bullion which is sold through bullion banks in Australia. Development of Peak’s US$20 million New Occidental deposit was completed in early 2002.
     Development of the Perseverance area started in 2002. Peak employs approximately 150 people. Rio Tinto signed a non binding letter of intent for the sale of Peak in January 2003.

2002 operating performance
Production from the original Peak section of the mine reduced significantly during the year and is being replaced by ore from the Occidental and Perseverance areas. A small low grade open pit is also active which will supply gold ore to the processing plant until 2007.

Anglesey Aluminium (Rio Tinto: 51 per cent)
Anglesey Aluminium has extended its power contract for its smelter at Holyhead, UK to 2009. Its energy efficiency projects support a voluntary greenhouse gas abatement agreement with the UK Department of Environment, Transport and the Regions. Anglesey Aluminium employs approximately 550 people.

2002 operating performance
In 2002, Anglesey produced 139,300 tonnes of aluminium, the same as in 2001. During the year, the focus was on improving maintenance performance and equipment reliability.

Zinkgruvan (Rio Tinto: 100 per cent)
Rio Tinto’s ownership of the Zinkgruvan underground zinc, lead and silver mine resulted from the acquisition of North Limited. Zinkgruvan is located in south central Sweden and employs approximately 300 people. The mine has been in continuous production for 140 years. It produces a high quality zinc concentrate as well as a lead and silver concentrate which are sold to European smelters.

2002 operating performance
Difficulties were experienced with blockage of drillholes into the mine used to introduce paste to backfill stope voids. These problems have been overcome and the backlog of paste filling is being steadily reduced. The blockages resulted in a secondary problem of hanging wall collapse in some key production stopes due to rock stress.
     The effect on production was to decrease output of zinc by 22 per cent and lead by one per cent.

Rio Tinto 2002 Annual report and financial statements   43

Back to Contents

OPERATIONAL REVIEW

Operational review continued

Diamonds & Gold group

Rio Tinto’s Diamonds & Gold group includes diamond interests in Australia, Canada and Zimbabwe, diamond sales offices in Belgium and India, gold mines in Brazil, Indonesia, Papua New Guinea, the US and Zimbabwe, a silver, zinc, and gold mine in Alaska, iron ore and nickel mines in Brazil, and a nickel refinery in Zimbabwe.
     At 31 December 2002, Diamonds & Gold accounted for ten per cent of the Group’s operating assets and, in 2002, contributed eight per cent of Rio Tinto’s turnover and nine per cent of adjusted earnings.
     Jonathan Leslie, chief executive Diamonds & Gold, has resigned effective March 2003 and organisational changes regarding Diamonds & Gold are pending.

FINANCIAL PERFORMANCE
2002 compared with 2001
Diamonds & Gold contributed US$144 million to adjusted earnings, up US$11 million from 2001.
     Average prices for gold increased 14 per cent to US$309 per ounce. The adverse effects from the stronger Australian dollar were largely offset by the weaker Brazilian real. High diamond and gold volumes benefited earnings. Poor mining conditions at Fortaleza and the absence of profit on the sale of two small coal deposits reduced earnings from Rio Tinto Brasil.

2001 compared with 2000
The Diamonds & Gold group’s adjusted earnings in 2001 were US$133 million, down US$30 million from 2000.
     Lower average prices for gold, silver, nickel and zinc, and reduced diamond sales, decreased earnings by US$78 million. Earnings benefited from the continued weakness of the Australian dollar and Brazilian real, and lowering of the Australian corporate tax rate.

DIAMONDS
Argyle Diamonds (Rio Tinto: 100 per cent)
Rio Tinto owns and operates the Argyle diamond mine in Western Australia.
     Production from Argyle’s major resource, the AK1 open pit mine, is expected to continue until 2007. Approval has been given for a feasibility study into underground mining. This will lead to a decision, expected in 2005, relating to mine closure or further mine development. An exploration decline will be developed to assist in confirming design criteria. The range of statutory approvals required for underground operation is being identified and will include environmental and social impact assessment. Argyle employs approximately 725 people.
     A decision has been taken at the Merlin diamond mine in Australia to cease operations due to the depletion of economic resources. Rehabilitation work has commenced and will be completed by the end of 2003.

2002 operating performance
Rough diamond production for 2002 was up 28 per cent on 2001 with 33.5 million carats received in Perth for sorting. The bulk of production was from the southern domain of the AK1 pit. Alluvial mining was suspended during 2002.

GOLD
Rio Tinto’s primary gold mining interests include Kennecott Minerals in the US, Kelian in Indonesia, Lihir in Papua New Guinea, Morro do Ouro in Brazil, and Rio Tinto Zimbabwe. Rio Tinto’s share of their 2002 production totalled 1.3 million ounces, 32,000 ounces more than in 2001.

Kennecott Minerals (Rio Tinto: 100 per cent) Kennecott Minerals in the US manages the Greens Creek mine (Rio Tinto: 70 per cent) in Alaska and the Rawhide mine (Rio Tinto: 51 per cent) in Nevada. It also holds the Group’s interest in Cortez/Pipeline (Rio Tinto: 40 per cent), also in Nevada. Ore extraction from Rawhide was completed in October 2002 and reclamation work has started. Processing of stockpiles will continue until April 2003.
     At the former Flambeau, Wisconsin, copper mine, groundwater monitoring continues following the 1999 rehabilitation and replanting programme. In 2002, an agreement was reached for the reclaimed Ridgeway, South Carolina, gold mine to be used for environmental education and research.
     Kennecott Minerals employs approximately 300 people.

2002 operating performance
Overall gold production was down seven per cent mainly due to lower head grades at Cortez Pipeline and reduced throughput at Rawhide, but partially offset by a 17 per cent increase in gold production at Greens Creek.
     Net earnings of US$38 million were US$5 million above 2001, benefiting from the higher gold prices.

Kelian (Rio Tinto: 90 per cent)
Kelian Equatorial Mining (Kelian) operates an open pit gold mine in East Kalimantan, Indonesia. It is the largest of Rio Tinto’s primary gold mines. Kelian is required to offer for sale up to 51 per cent of its equity to Indonesian interests according to a specific schedule under the terms of its Contract of Work with the Indonesian Government. Kelian’s offer to sell 41 per cent in 2002 was again not taken up.
     Mining at Kelian will cease in 2003 with production from stockpiled ore planned for a further year. A mine closure consultative process is under way. Decisions have been made regarding classification of the mining area as protected forest after closure, environmental criteria, alluvial mining and the use of site assets. Kelian employs approximately 800 people of whom 45 are expatriates. A two year collective agreement, with a one year extension and redundancy provisions, became effective in July 2001.

2002 operating performance
Rio Tinto’s share of Kelian’s gold production was 485,000 ounces in 2002, 19 per cent

44   Rio Tinto 2002 Annual report and financial statements

Back to Contents

OPERATIONAL REVIEW

above last year as higher grades combined with higher throughput.

Lihir (Rio Tinto: 16.3 per cent)
Lihir Gold is a publicly quoted company formed to finance and develop the Lihir mine in Papua New Guinea. Lihir Gold at 31 December 2002, had a market capitalisation of A$1.64 billion (US$932 million).
     Lihir directly employs approximately 970 people, of whom 91 per cent are Papua New Guineans and 39 per cent are Lihirians. Some 1,100 are also employed by contractors of whom a large proportion is Lihirian.

2002 operating performance
Gold production at Lihir was six per cent lower than 2001 due to lower head grades.

Morro do Ouro (Rio Tinto: 51 per cent)
Rio Tinto Brasil manages the Group’s interest in the Morro do Ouro mine in the state of Minas Gerais.
     Morro do Ouro employs approximately 570 people directly and 140 contractors, most of them from the nearby town of Paracatu.

2002 operating performance
Gold production at Morro do Ouro was 20 per cent higher than in 2001 due to higher throughput and improved head grades.

Rio Tinto Zimbabwe (Rio Tinto: 56 per cent)
Rio Tinto Zimbabwe is a publicly quoted company having a significant local shareholding.
     Its interests include the Renco and Patchway gold mines as well as the Empress nickel refinery. In total, Rio Tinto Zimbabwe employs approximately 1,800 people.

2002 operating performance
Gold production was down at both Renco and Patchway due to lower throughput and poor head grades.
     Operating in Zimbabwe became much more of a challenge during 2002 with multiple factors affecting the operations, the most serious of which were acute food and fuel shortages, and the incidence of HIV. An uncertain fiscal exchange policy also created a very difficult operating environment.

OTHER MINERALS
Greens Creek (Rio Tinto: 70.3 per cent)
In addition to gold, the Kennecott Greens Creek mine on Admiralty Island in Alaska, produces silver, zinc and lead.

2002 operating performance
Mill throughput at Greens Creek was 11 per cent higher than 2001 resulting in zinc production up by 15 per cent, and lead by ten per cent. However, silver production was static due to a corresponding drop in head grades.

Fortaleza (Rio Tinto: 100 per cent)
Rio Tinto Brasil manages the Fortaleza nickel mine and smelter which is also in the state of

Minas Gerais. The transition from open pit to underground mining has now been completed. Fortaleza employs approximately 520 people, including 135 contractors.

2002 operating performance
Nickel production was 38 per cent lower than in 2001 mainly due to lower than anticipated mine production and excessive stope dilution. Deteriorating ground conditions resulted in the suspension of operations for two months. In the last quarter of 2002, production and head grades improved considerably.

Corumbá (Rio Tinto: 100 per cent)
Rio Tinto Brasil owns the Group’s interest in Mineracao Corumbaense Reunida (Corumbá). Corumbá’s iron ore is barged along the Paraguay River to South American and European customers.

2002 operating performance
Production of lump iron ore was 34 per cent higher than in 2001.

DIAMOND & GOLD GROUP PROJECTS
Diavik Diamonds (Rio Tinto: 60 per cent)
Diavik Diamond Mines (DDMI) owns Rio Tinto’s interest in and manages the unincorporated Diavik Diamonds joint venture in the Northwest Territories of Canada.
     The project was completed well ahead of schedule and under budget. Initial production has commenced and the process plant commissioned. Production will build up over the next two years with Rio Tinto’s share of production, of over 3.6 million carats per year, projected for 2005.
     DDMI continues to comply with all permits and licenses. DDMI’s commitment to work with aboriginal communities was formally concluded in five participation agreements, providing training, employment and business opportunities. Procurement contracts for the operating phase were negotiated with aboriginal businesses.
     An agency relationship between DDMI and Rio Tinto Diamonds for marketing DDMI’s share of diamond production was concluded in 2002.

Murowa (Rio Tinto: 78 per cent)
Rio Tinto and Rio Tinto Zimbabwe are continuing preparations to allow the Murowa diamond project to proceed. The feasibility study completed at the end of 2000 confirmed that three kimberlite pipes, near Zvishavane in southern Zimbabwe, represent a mining reserve of 16.5 million tonnes of ore at a grade of 0.9 carats per tonne.

OTHERS
Bougainville Copper (Rio Tinto: 53.6 per cent).
Bougainville Copper (BCL) is a Papua New Guinea company listed on the Australian Stock Exchange with a market capitalisation of A$52 million (US$30 million) at 31 December 2002.
     Operations at BCL’s Panguna mine on Bougainville Island were suspended in 1989 following periods of disruption resulting from civil unrest. At 31 December 1991, a full provision of US$195 million was made in Rio Tinto’s financial statements for its investment in BCL.
     Peace has been restored on most of Bougainville Island. However, the mine site is still under the control of elements that deny access to the area. An agreement has been signed between the National Government and Bougainville leaders providing for increased autonomy for Bougainville.
     Towards the end of 2000, two ‘class actions’, since consolidated, were filed in the US District Court in California claiming unspecified damages against Rio Tinto arising out of the mining operation at Panguna and the civil unrest leading to and following mine closure. The Court dismissed the claims but an appeal is pending. The outcome of the appeal is not expected to be known before the end of 2003. BCL is not a party to this action. Rio Tinto believes the claims are wholly without merit and the action is being contested vigorously.

Rio Tinto 2002 Annual report and financial statements    45

Back to Contents

OPERATIONAL REVIEW

Operational review continued

Exploration group

Rio Tinto Exploration seeks to discover or identify mineral resources that will contribute to the growth of the Rio Tinto Group. The discovery of new resources is essential to replace deposits as they are mined and to help meet the increasing global demand for minerals and metals.
     The Exploration group is opportunistic in approach and its resources are deployed on projects that show the best chance of delivering a world class deposit to Rio Tinto. Mineral exploration is a high risk activity. Rio Tinto’s statistics show that an average of only one in 350 mineral prospects that are drill tested result in a mine for the Group. Rio Tinto believes in having a critical mass of projects, selected through a rigorous process of prioritisation.
     The Exploration group is organised into four geographically based teams and a fifth team that looks for industrial minerals on a global basis. Additionally, a small focused project generation team covers the world for new opportunities.
     At the end of 2002, Rio Tinto was exploring in 30 countries for a broad range of commodities including copper, diamonds, nickel, industrial minerals, gold, bauxite, iron ore and coal. Exploration employs 190 geologists and geophysicists around the world and has a total staff of 681 people.
     David Klingner, head of Exploration, is based in London.

2002 operating performance
Exploration in 2002 focused on advancing the most promising targets across the spectrum of grassroots, generative, drill test stage, and near mine programmes. Good results were obtained from a number of locations.
     In the US, drilling at the Resolution project in Arizona continued to delineate strong copper and molybdenum porphyry style mineralisation at depth adjacent to the historical Magma mine.
     At Marcona in Peru, significant oxide and sulphide copper ore was discovered in close proximity to the Shougang Hierro iron ore mine.
     A sizeable body of gold mineralisation was encountered at Dashkasan, near Hamadan in Iran. Investigations including metallurgical test work continue. Extensions to the previously discovered gold mineralisation at Çöpler in Turkey were intersected by drilling and studies are underway on various engineering aspects to determine economic viability.
     The potential of the high grade haematite resources at Simandou in Guinea were confirmed at more than one billion tonnes. A convention was signed with the Government of Guinea which covers the conditions attached to the future possible development of the deposit.
     Closely spaced drilling was undertaken at the La Sampala nickel laterite resource in Indonesia to test continuity and confirm grade.
     In Mozambique, substantial deposits of titanium bearing heavy mineral sands were discovered. Results suggest a potential resource of 120 million tonnes of contained ilmenite. The deposits occur near to the coast, are amenable to conventional dredging methods and have a low slimes content.
     Diamond exploration continued in Canada, Southern Africa, West Africa, Brazil and India. New diamond bearing kimberlite pipes were discovered in a number of locations and follow up test work is planned to gauge economic potential.
     The Exploration group was active in the search for industrial mineral deposits in a number of parts of the world including North and South America, Europe and Turkey.
     The Exploration group continued to support brownfield work at a number of Rio Tinto operations. Exploration of the sub surface extensions of the Argyle diamond deposit continued. In the US and Argentina, active programmes were conducted in the orbit of the Boron and Tincalayu mines. In Indonesia, exploration in and around the Grasberg mine led to the addition of further copper reserves.
     Safety performance continued to improve at all exploration operations in 2002, with 15 lost time injuries and medical treatment cases reported compared with 22 in 2001. The severity of lost time injuries also showed a significant decline. There were no significant environmental or community incidents during 2002.

FINANCIAL PERFORMANCE
2002 compared with 2001
Cash expenditure on exploration in 2002 was US$124 million and the pre-tax charge to earnings was US$130 million, similar to the corresponding figures for 2001.

2001 compared with 2000
Cash expenditure on exploration in 2001 was US$132 million and the pre-tax charge to earnings was US$130 million. The decline on 2000 figures mainly reflected restructuring of activity to focus on a smaller number of higher quality programmes.

46    Rio Tinto 2002 Annual report and financial statements

Back to Contents

OPERATIONAL REVIEW

Technology group

The Technology group provides technical assistance to Rio Tinto’s product groups and their businesses, supports corporate policy development, and advises executive management. A key focus is to identify and implement best practices to improve performance, maximise efficiency and add value across Rio Tinto.
     Technology staff include experienced professionals covering all the main industry related disciplines while the Office of Rio Tinto’s Chief Technologist manages the Group’s involvement in external and collaborative research.
     With the increased focus on sustainable development, and the close linkages between health, safety, environment (HSE), and community issues and communications, the corporate staff in these areas now report to the head of Communication and Sustainable Development, effective January 2003. The transfer of the HSE group, involving 24 staff, leaves the total staff in the Technology group virtually unchanged from 2001, at some 260, due to increases in other areas, particularly Asset Utilisation.
     John O’Reilly, head of Technology, is based in London.

2002 operating performance
Technical Services
Technical Services continued to provide high level support to the operating businesses, including important contributions at non managed operations. Activity over the year was at record levels and a number of Group wide initiatives were launched including: excellence in water management, targeted at reducing unit water consumption; energy efficiency; haul road design, construction and maintenance; and a review of Group procedures and practice on closure planning and implementation.
     Technical Services has a strong environmental unit that also manages the majority of the reviews and audits of Group businesses on behalf of HSE, as required by corporate policy.
     Current development projects are targeted at adding value in the short term by delivering innovative solutions and include mineralogical techniques to aid exploration effectiveness and process selection. In addition, a comprehensive programme of studies links with a suite of external research programmes. Rio Tinto continues to be a major contributor to the collaborative industry programme, the International Network for Acid Prevention (INAP) which is now in its fifth year.

Office of the Chief Technologist
The Office of the Chief Technologist is responsible for the identification and the transfer of technology based opportunities for the Group.
     The external research portfolio covers a broad range of industry related initiatives. Projects continue from 2001 while new ones launched in 2002 include a range of metallurgical initiatives; in-situ “barrier” technology, focussing on the use of precipitation inhibitors; and the potential for a step change reduction in the energy requirements in crushing and grinding. New opportunities are being explored in areas such as hydrogen production and storage, and reducing carbon dioxide emissions.
     In November, the Rio Tinto Sustainable Minerals Industry Foundation was launched as an initiative with the Australian Government to improve sustainable practices in the industry.

Technical Evaluation and Project Management
Technical Evaluation provided independent review of all major investment proposals considered by the Group. The unit also conducts post investment reviews which focus on identifying the key learnings and experiences from investments for the benefit of both existing and future projects.
     The Project Management unit continued to support major project teams across Rio Tinto, both for projects in execution and those still in the feasibility stage.
     Updated comprehensive guidelines for project development were issued early in the year. This was followed by the introduction of more formalised and rigorous procedures regarding risk assessment and management, with a particular emphasis on their application to major projects.

Asset Utilisation
Asset Utilisation was set up in 2000 with the objective of guiding and assisting Group businesses to achieve significant improvement in the performance of their assets, with an initial focus on improved maintenance strategies. The success of the pilot programmes led to a major expansion of activity in 2002. Current areas of focus include process control, operational readiness, warranty management, and the formulation and implementation of maintenance standards and audits.

Health, Safety and Environment (HSE)
The HSE unit continued to provide corporate policy guidance and support the ongoing improvement of standards and performance across the Group. Further information on these and social aspects is provided on page 48.

Financial performance
The charge for the Technology group against earnings was US$17 million compared with US$14 million in both 2001 and 2000.

Rio Tinto 2002 Annual report and financial statements    47

Back to Contents

OPERATIONAL REVIEW

Operational review continued

Society and
environment

Taking long term responsibility
Due to the long term nature of Rio Tinto’s mining assets, it is crucial to our business that we practice sound social and environmental responsibility. Our goal is to maximise the overall long term return to our shareholders by operating responsibly and sustainably in areas of proven expertise where the Group has competitive advantage. Our approach to achieving this is through implementation of the policies described in The way we work, our statement of business practice, at all levels of the business.
     During 2002, we were involved in a range of sustainable development initiatives as part of our policy to ensure that Rio Tinto businesses, operations and products contribute to the global transition to sustainable development.
     We also commenced a review and update of The way we work to reflect current best practice and ensure procedures meet changed requirements.
     Rio Tinto has adopted the Association of British Insurers’ 2001 disclosure guidelines on social responsibility in preparing this report. However, details of the Group’s overall and its individual businesses’ social and environmental performance continue to be published on the Rio Tinto web site: http://www.riotinto.com

Board responsibilities
The directors of Rio Tinto, and of Group companies, are responsible for monitoring financial, legal, human resources, social, health, safety and environmental risks and performance. Assurance for performance in these areas involves checking, reviewing and reporting each businesses’ implementation of Group policies, their compliance with regulations and voluntary commitments, and the effectiveness of management and control systems, while also providing mechanisms for improvement.
     As discussed in the section on Corporate governance on pages 60 and 61, the directors meet regularly, have a formal schedule of matters specifically reserved for their decision, have access to information, advice and services of both company secretaries and independent professional advice at the Companies’ expense. Induction of new directors includes coverage of appropriate matters.
     The executives’ annual cash bonus plan incorporates stretching targets for personal, financial and safety performance. Environmental parameters are also being introduced.
     The boards’ Committee on social and environmental accountability reviews the effectiveness of policies and procedures. Its five, non executive director members meet three times annually with the chairman, chief executive and heads of Technology, Health, Safety and Environment and Communication and Sustainable Development.
     Reports for the Committee summarise significant matters identified through Rio Tinto’s assurance activities. These include four yearly reviews of each business to assess the ability to meet evolving requirements; biennial safety audits against Rio Tinto standards; annual risk engineering audits for insurers; risk reviews for specific concerns, such as cyanide management and smelter operations; procedures and systems for reporting critical and significant issues and incidents; and, completion of annual questionnaires by all Group business leaders covering financial, social, health and safety and environment matters.
     In addition, assurance activities undertaken by Group businesses at a minimum include health, safety and environment audits, including regulatory compliance; social audits; and biennial tailings facility inspections by independent experts.

Policies, procedures and verification
Implementation of the policies in The way we work is discussed in the following sections. Known risks arising from social and environmental (HSE) matters and their management in Group businesses are described in the relevant Group operations section.

Health, safety and the environment
Building from a foundation of compliance with applicable HSE laws, regulations and commitments, we seek to improve our performance through target setting, implementation of management systems and standards and use of best available practices.
     Our goal is zero injuries in the workplace and the elimination of occupational disease. In 2002, we regret to report that there were six deaths at operations we manage; all were Group employees and none were contractors. There were 487 lost time incidents during the year, a 33 per cent decrease from 2001. In 2002 there were 120 new cases (2001: 106) of occupational health conditions per 10,000 employees. Fines for infringement of occupational health and safety regulations involved 12 operations and totalled US$80,000 (2001: 15 operations and US$50,000).
     The environmental aspects of mining relate to stewardship of the resources we use and of our products. We seek to manage our impacts through the implementation of environmental management systems. Our target for 2002 was for all managed operations to have implemented ISO 14001 or an equivalent environmental management system. We did not meet this target but 72 per cent of operations have implemented, and all others are implementing, an environmental management system.
Full compliance is expected in 2003.
     Standards for the management of the HSE aspects of our business are either in place or are being developed. In addition, targets have been set to drive HSE performance improvement.
     Fines for infringement of environmental regulations involved two operations and totalled US$2,000 (2001: 11 operations and US$450,000). While this is a significant decrease from previous years, resolution of a number of infringements is still pending.

48   Rio Tinto 2002 Annual report and financial statements

Back to Contents

OPERATIONAL REVIEW

     Two environmental incidents reported in 2002 were classified by Rio Tinto as critical. Both occurred at Energy Resources of Australia in February. Neither was considered by the authorities to have any detrimental impact on the surrounding environment. However, Rio Tinto regards these incidents as critical due to the concern raised within the local community. ERA has committed to implementing an environmental management system achieving ISO 14001 standards by mid 2003.

Communities
Wherever the Group operates, good relations with our neighbours are fundamental to long term success. Knowing that each local community is different, our policy requires that every operation strives to understand and interact constructively with its local communities and to assist their development in ways which apply the principles of mutual respect, active partnership and long term commitment.
     Now that all our businesses produce their own social and environment reports for local communities, we are increasing community involvement in these reports. This provides an opportunity for engagement with the community on their views of programmes sponsored by our operations.
     In 2002, we again distinguished between contributions that are charitable gifts, community involvement, commercial initiatives and management costs. Based on this approach the contributions for 2002, which relate to managed businesses, totalled US$48 million (2001: US$44 million). Of this, US$12 million were direct payments made under legislation or an agreement with a local community.

Human rights
Rio Tinto supports the UN Secretary General’s Global Compact, the US/UK Voluntary Principles on Security and Human Rghts and the Global Sullivan Principles.
     Our human rights policy states that while we look for opportunities to support positive efforts to promote broader understanding of international human rights values, especially where they assist local communities, we have no mandate to intervene in areas which are inconsistent with our business role.
     Our Human rights guidance for managers is designed to assist managers in implementing our policy in complex local situations. The guidance covers four areas: communities, employees, security and difficult issues, including different ways to express concern or the question of withdrawal from a country. There are procedures and a checklist of questions to help guide managers.

Access to land
Rio Tinto’s policy is to ensure that the economic, environmental and social factors of our current and potential future activities are thoroughly evaluated.
     In 2002, work continued on our biodiversity strategy which aims to ensure that biodiversity is integrated into all of our management and decision making processes.

Employees
Rio Tinto’s objective is to develop and maintain systems and processes that facilitate attracting, retaining and motivating employees at all levels by providing a challenging work environment with opportunities for promotion and personal development; offering highly competitive levels of remuneration for superior performance; and maintaining a reputation as a highly responsible corporate citizen and employer.
     In 2002, Group companies employed 29,000 people (30,000 in 2001) and together with Rio Tinto’s proportionate share of those employed by joint ventures and associates, the total was 36,000. Australia and New Zealand (10,000), North America (10,000) and Africa (6,000) remained the principal locations.
     Wages and salaries paid in 2002 totalled US$1.3 billion, five per cent more than in 2001. Retirement payments and benefits to dependants are provided in accordance with local conditions and good practice. The total pension and other benefits paid in 2002 was US$211 million (2001: US$208 million).

Business integrity and political involvement
We conduct Rio Tinto’s business with integrity, honesty and fairness at all times, building from a foundation of compliance with the relevant laws and regulations wherever we operate.
     We avoid making facilitation payments anywhere in the world. Bribery in any form is prohibited. Gifts and entertainment are only offered or accepted for conventional social and business purposes and then only at a level appropriate to the circumstances.
     A business integrity guidance addressing issues of bribery, corruption and political involvement is being finalised. This also covers issues relating to compliance and implementation; gifts and entertainment; the use of agents and intermediaries; and “facilitation” payments.

Verification and assurance
Our external assurance process in 2002 included an investigation by Environmental Resources Management, environmental consultants, of the extent to which our policies and programmes are reflected by the activities at our businesses and in our Social and environment review. Work also continued on our data quality standard and our environmental performance data were externally verified by ICF Consulting. The results of both these exercises are available in our Social and environment review.
     We continue to encourage Group businesses to liaise directly with local communities regarding the content of their local social and environmental reports.

Rio Tinto 2002 Annual report and financial statements    49

Back to Contents

DIRECTORS

Executive directors			Non executive directors

Sir Robert Wilson KCMG has been executive chairman of Rio Tinto plc since 1997 and of Rio Tinto Limited since 1999. He is chairman of the Nominations committee. Sir Robert joined Rio Tinto in 1970 and became a director of Rio Tinto plc in 1987. He was chief executive from 1991 until his appointment as chairman. Sir Robert is also a non executive director of BG Group plc, Diageo plc and The Economist Newspaper Limited. Sir Robert is 59. (note b)	R Leigh Clifford became chief executive in 2000, having been a director of Rio Tinto plc since 1994 and Rio Tinto Limited since 1995. A mining engineer, he has held various roles in the Group’s coal and metalliferous operations since joining in 1970, including managing director of Rio Tinto Limited and chief executive of the Energy group. He is also a director of Freeport-McMoRan Copper & Gold Inc. Mr Clifford is 55.	Robert Adams was appointed a director of Rio Tinto plc in 1991 with responsibility for planning and development, and a director of Rio Tinto Limited in 1995. He joined the Group in 1970 after reading natural sciences and economics and subsequently gaining an MSc from the London Business School. He is a non executive director of Foreign & Colonial Investment Trust plc. Mr Adams is 57.	Sir Richard Giordano is the senior non executive director and a deputy chairman. He is also chairman of the Audit committee. He has been a director of Rio Tinto plc since 1992 and of Rio Tinto Limited since 1995. A lawyer by training, he spent 12 years at BOC Group, first as chief executive, then chairman. In 1993, Sir Richard became a director of British Gas, assuming the role of chairman in 1994. He is currently chairman of BG Group plc, as well as a director of Georgia Pacific Corporation in the US and a trustee of Carnegie Endowment for International Peace. Sir Richard is 68. (notes a, b, and d)

Guy R Elliott became a director of Rio Tinto in January 2002 and finance director in April 2002. He joined the Group in 1980 after gaining an MBA from INSEAD. He has subsequently held a variety of marketing, planning and development positions, most recently as head of Business Evaluation. From 1996 to 1999 he was president of Rio Tinto Brasil. Mr Elliott is 47.

Oscar L Groeneveld became a director of Rio Tinto in 1998. A mining engineer with qualifications in engineering, science and management, he joined the Group in 1975 and has since held a series of management positions, including head of Technology, before being appointed chief executive of the Copper group in 1999. He is a director of Freeport-McMoRan Copper & Gold Inc. Mr Groeneveld is 49.

Jonathan C A Leslie was appointed a director of Rio Tinto plc in 1994 and of Rio Tinto Limited in 1995. A barrister, he joined the Group in 1977. In the years leading up to his appointment as mining director in 1994, he held a variety of posts, including managing director of Rössing Uranium. Prior to becoming chief executive of the Diamonds & Gold group in 1999 he was chief executive of the Copper group. Mr Leslie will be resigning from the boards with effect from the end of March 2003.

Christopher R H Bull served as finance director until he retired from the boards in April 2002.

John P Morschel was appointed to the boards of Rio Tinto in 1998. Educated in Australia and the US, he spent most of his career with Lend Lease Corporation Limited in Australia, culminating as managing director, followed by two years as an executive director of the Westpac Banking Corporation. He is chairman of Leighton Holdings Limited and of CSR Limited and is a director of Tenix Pty Limited, Gifford Communications Pty Limited and Singapore Telecommunications Limited. He is also a trustee of the Art Gallery of New South Wales. Mr Morshel is 59. (notes b, c and d)

50 Rio Tinto 2002 Annual report and financial statements

Back to Contents

DIRECTORS

Leon A Davis is the Group’s Australia based non executive deputy chairman. He became a director of Rio Tinto Limited in 1994 and of Rio Tinto plc in 1995. He is a metallurgist and during more than 40 years with the Group held a number of managerial posts around the world, ultimately as chief executive from 1997 to 2000. He is chairman of Westpac Banking Corporation and a director of Codan Limited, Huysmans Pty Limited and Trouin Pty Limited, and is also on the board of The Walter and Eliza Hall Institute of Medical Research. Mr Davis is 63. (note d)	David C Clementi was appointed a director of Rio Tinto in January 2003. He is chairman of Prudential plc and prior to that appointment in December 2002 he was deputy governor of the Bank of England. Mr Clementi’s earlier career was with Kleinwort Benson where he spent 22 years, holding various positions including chief executive and vice chairman. A graduate of Oxford University and a qualified chartered accountant, Mr Clementi also holds an MBA from Harvard Business School. Mr Clementi is 53 (notes a and c)	Andrew F J Gould was appointed a director of Rio Tinto in December 2002. He is chairman and chief executive officer of Schlumberger Limited. Prior to this appointment, Mr Gould, who joined Schlumberger in 1975 from Ernst & Young, has held a succession of financial and operational management positions within the Schlumberger group, including that of executive vice president of Schlumberger Oilfield Services and president and chief operating officer of Schlumberger Limited. Mr Gould is 56. (notes a and c)	David L Mayhew was appointed a director of Rio Tinto in 2000. He is chairman of Cazenove Group plc, which he joined in 1969. Cazenove is a stockbroker to Rio Tinto plc. Mr Mayhew is 62. (notes a and b)

The Hon. Raymond G H Seitz is chairman of the Committee on social and environmental accountability. Mr Seitz, who will retire at the conclusion of the annual general meetings, became a director of Rio Tinto in 1996. Following a career spanning 28 years in the US Foreign Service, including Ambassador to the UK from 1991 to 1994, he is now vice chairman of Lehman Brothers Europe and also a director of Pacific Century Cyberworks and The Chubb Corporation. Mr Seitz is 62. (note d)	Paul D Skinner was appointed a director of Rio Tinto in December 2001. He will become chairman of the Committee on social and environmental accountability following Mr Seitz’s retirement. He is a managing director of The “Shell” Transport and Trading Company plc and group managing director of The Royal Dutch/Shell group of companies, for whom he has worked since 1966. He is chief executive officer of Shell’s global oil products business and is also a member of the board of INSEAD. Mr Skinner is 58. (notes a, b and d)	Sir Richard Sykes was appointed to the boards of Rio Tinto in 1997. He is chairman of the Remuneration committee. After reading microbiology, he obtained doctorates in microbial biochemistry and in science. A former chairman of GlaxoSmithKline plc, Sir Richard is rector of the Imperial College of Science, Technology and Medicine. He is a fellow of the Royal Society and a trustee of the Natural History Museum in London and of the Royal Botanical Gardens, Kew. Sir Richard is 60. (note c)	Lord Tugendhat became a director of Rio Tinto in 1997. A former vice president of the Commission of the European Communities, and chairman of the Civil Aviation Authority, he was chairman of Abbey National plc from 1991 until February 2002 when he was appointed chairman of Lehman Brothers Europe. He is also a director of Eurotunnel plc. Lord Tugendhat is 66. (notes a and d)
Notes
a)	Audit committee
b)	Nominations committee
c)	Remuneration committee
d)	Committee on social and environmental accountability

Rio Tinto 2002 Annual report and financial statements    51

Back to Contents

SENIOR MANAGEMENT

Senior management

Tom Albanese joined Rio Tinto in 1993 on Rio Tinto’s acquisition of Nerco. He holds a BS in mineral economics and an MS in mining engineering. He held a series of management positions before being appointed chief executive of the Industrial Minerals group in 2000.
Mr Albanese is 45.

Gregory Boyce was appointed chief executive of the Energy group in 2000. A mining engineer and graduate of the Advanced Management Programme at Harvard University, he joined the Group in 1977. He has since held a series of management positions, including latterly as president and chief executive of Kennecott Energy. He is a member of the International Energy Agency’s Coal Industry Advisory Board.
Mr Boyce is 48.	Stephen Consedine joined Rio Tinto in 1983 and became company secretary of Rio Tinto Limited in September 2002. He holds a Bachelor of Business and is a Certified Practising Accountant.
Mr Consedine is 41.	Brian Horwood was appointed managing director, Rio Tinto Australia, in 2001. He joined the Group in 1969 and has held a number of senior management positions in Australia, Papua New Guinea and the UK, including managing director of Dampier Salt and, most recently, Pacific Coal. He holds a Bachelor of Commerce and is a Fellow of the Australian Society of Certified Practising Accountants. Mr Horwood is 61.	David Klingner became head of Exploration in 1997. He joined the Group as a geologist in 1966 and has had a wide variety of roles both in exploration and elsewhere during his 37 years’ service, including managing director of Kaltim Prima Coal. Later he was a Group executive with Rio Tinto Limited, responsible for coal and gold businesses located in Australia, Indonesia and Papua New Guinea.
Dr Klingner is 58.

Anette Lawless joined Rio Tinto in 1998 and became company secretary of Rio Tinto plc in 2000. A chartered secretary and a fellow of the ICSA, she also holds an MA from the Copenhagen Business School. Mrs Lawless is 46.	John O’Reilly joined Rio Tinto in 1987, following 20 years’ operations experience in Africa and the Middle East. A metallurgical engineer by profession, he has held a series of management positions, including director of Rio Tinto Technical Services, chief executive officer, Lihir Gold, and head of the former Gold & Other Minerals group, before being appointed head of Technology in 1999. Mr O’Reilly is 57.	Christopher Renwick has been with Rio Tinto for 33 years and is currently chief executive of the Iron Ore group. He is a lawyer and has held several management positions within the Group, including commercial director of Hamersley Iron, managing director of Comalco Minerals & Alumina and a Group executive with Rio Tinto Limited. He was appointed to his current position in 1997.
	Mr Renwick is 60.	Andrew Vickerman, previously head of External Affairs, became head of Communication & Sustainable Development in January 2003, with responsibility for both External Affairs and HSE. Prior to 1998 he was a director of Lihir Gold and was responsible for the financial and administrative aspects of the company. He has a BA, MA and PhD from Cambridge University. He joined Rio Tinto in 1991. Mr Vickerman is 48.	Sam Walsh was appointed chief executive of the Aluminium group in 2001. He holds a commerce degree and joined Rio Tinto in 1991, following 20 years working in the automotive industry. He has held a number of management positions within the Group, including managing director of Comalco Foundry Products, CRA Industrial Products, Hamersley Operations and vice president of Rio Tinto Iron Ore. Mr Walsh is 53.

Employees

Information on the Group’s employees, including their employment costs, is on pages 49, 81, 115 and 128.

52 Rio Tinto 2002 Annual report and financial statements

Back to Contents

REMUNERATION REPORT

Remuneration report

The Remuneration committee consists of Sir Richard Sykes (chairman),
Mr D C Clementi, Mr A F J Gould and
Mr J P Morschel, who are all independent non executive directors. Sir Richard Giordano resigned from the committee with effect from 18 September 2002. The committee’s responsibilities include reviewing and determining the remuneration of executive directors and product group chief executives. The committee also reviews management’s strategy for remuneration and conditions of employment for senior managers. The committee’s meetings are normally attended by the chairman, Sir Robert Wilson, in an advisory capacity, for part of the meeting. Mrs A V Lawless, the company secretary of Rio Tinto plc, acts as secretary to the committee.
     Part of the committee’s role is to monitor developments within the remuneration field on an ongoing basis. To fulfil that role and make informed decisions, the committee draws on several external sources of data, including publications by remuneration consultants Towers Perrin, Watson Wyatt and Monks Partnership, as well as The Chairmen’s Group. The committee also received internal advice from the head of Human Resources and was assisted by the chairman and the chief executive in determining appropriate performance measures for the respective executives reporting to them.
     The Companies’ remuneration policy was approved by shareholders at the 2002 annual general meetings.

Remuneration policy
The Group competes for the limited resource of internationally mobile top quality managers. Both the structure and level of remuneration is designed to be competitive in this market. In particular, total remuneration is increasingly related to performance through the use of annual bonuses and long term incentives. To ensure Rio Tinto remains competitive, the committee reviews the Group’s executive remuneration policy to create the flexibility needed to reflect both local practices and international competition in its operations.
     In view of the evolving debate, in the UK and elsewhere, concerning remuneration systems, the committee has decided that it will be appropriate over the next year to look at the overall architecture and components of the Group’s remuneration structure. It is envisaged that shareholders will be asked to approve the share related components of the revised remuneration structure at the 2004 annual general meetings.
     For 2003, the policy on base salaries for executive directors and senior executives is consistent with market practice for companies with a similar geographical spread and complexity of business. The annual cash bonus plan provides a target bonus of 60 per cent of salary and incorporates stretching targets relating to personal, financial and safety performance.
     Two share based incentive plans were approved by shareholders in 1998; the Share Option Plan (SOP) and the Mining

Companies Comparative Plan (MCCP), details of which are set out below. These plans were designed to align the interests of directors and senior executives with those of shareholders.
     Under the existing arrangements, executive directors and senior executives continue to be eligible to receive annual conditional awards under the MCCP of up to 70 per cent of salary. Under the SOP, executive directors and product group chief executives are potentially eligible to receive options with an exercise value of up to five times annual salary.
     The committee believes that with the challenging performance targets incorporated into both share based plans, the combination of these plans, salary and annual bonus reward exceptional performance and should enable Rio Tinto to retain key talent.

Directors’ remuneration
In 2002, executive directors’ remuneration comprised salary and a cash bonus based on personal and corporate annual performance measures, with a target bonus of up to 60 per cent of salary. It also included performance related long term incentive share awards under the MCCP, with conditional awards of up to 70 per cent of salary, and participation in share option plans at up to five times salary. Other remuneration items include health benefits, membership of the appropriate Company pension/superannuation arrangements and a car allowance. Housing and children’s education assistance are provided for directors living outside their home country. Excluding allowances, the proportion of variable remuneration, through bonus, SOP and MCCP, is approximately 70 per cent for the chairman and chief executive and 64 per cent for the other executive directors, with fixed remuneration making up 30 per cent and 36 per cent respectively of total remuneration.
     Full details of the directors’ annual remuneration before tax and excluding pension contributions are set out in Table 1 on page 56. Details of long term incentive plans and option plans are set out on pages 58 and 59.

Service contracts and compensation payments
At its meeting in January 2003, the committee noted that existing service contracts had been in place, as amended, since 1992. The decision was therefore taken to update the contracts to reflect current practice. Consequently, in 2003, all executive directors, except Mr Leslie, entered into new contracts, all of which have a one year notice period. Under current pension arrangements, directors are normally expected to retire at the age of 60. In the event of early termination, the Group’s policy is to act fairly in all circumstances and the duty to mitigate would be taken into account. Compensation would not reward poor performance. As at 31 December 2002, two directors had service contracts with two years’ notice period. The remainder all had a one year notice period.
     Non executive directors do not have service contracts.
     Of the directors proposed for election or re-election at the forthcoming annual general meetings, only Mr Adams has a service contract with a subsidiary of Rio Tinto plc. This contract is terminable by one year’s notice as, following the above review, Mr Adams agreed to a reduction in his notice period from two years to one year, without compensation. Mr Davis, Mr Mayhew, Mr Gould and Mr Clementi do not have service contracts.

Pension and Superannuation arrangements
UK executive directors are, like all UK staff, eligible to participate in the non contributory Rio Tinto Pension Fund, a funded, Inland Revenue approved, final salary occupational pension scheme.
     The Fund provides a pension from normal retirement age at 60 of two thirds final pensionable salary, subject to completion of 20 years’ service. Spouse and dependants’ pensions are also provided.
     Proportionally lower benefits are payable for shorter service. Members retiring early may draw a pension reduced by approximately four per cent a year for each year of early payment from age 50 onwards.
     Under the rules of the Rio Tinto Pension Fund, all pensions are guaranteed to increase annually in line with increases in the UK Retail Price Index subject to a maximum of ten per cent per annum. Increases above this level are discretionary.
     When pensionable salary is limited by the UK Inland Revenue earnings ‘cap’, benefits are provided from unfunded supplementary arrangements.
     Cash contributions were not paid in 2002 as the Rio Tinto Pension Fund remains fully funded and in surplus.
     Following the publication in December 2002 by the UK Government of the Green Paper “Simplicity, security and choice: working and saving for retirement”, a review will be undertaken during 2003 of Rio Tinto plc’s UK pension arrangements.
     Australian executive directors are eligible for membership of the Rio Tinto Staff Superannuation Fund, a funded superannuation fund regulated by Australian legislation, that provides both defined benefit and defined contribution benefits. The Australian executive directors are not required to pay contributions. They are defined benefit members, accruing lump sums payable on retirement after age 57 of 20 per cent of final basic salary for each year of service. Retirement benefits are limited to a lump sum multiple of seven times final basic salary at age 62. For retirement after 62, the benefit increases to 7.6 times average salary at age 65.
     Death in service and disablement benefits are provided as lump sums and are equal to the prospective age 65 retirement benefit. Proportionate benefits are also payable on termination of employment for ill health or resignation.

Rio Tinto 2002 Annual report and financial statements 53

Back to Contents

REMUNERATION REPORT

Remuneration report continued

     Annual awards under the Short Term Incentive Plan are pensionable up to a maximum value of 20 per cent of basic salary. The percentage of total remuneration which is dependent on performance is substantial and has risen over recent years. In view of this, the committee considers it appropriate that a proportion of such pay should be pensionable.
     Details of directors’ pension and superannuation entitlements are set out in Table 2 on page 56.

Non executive directors’ fees
The boards as a whole determine non executive directors’ fees. They are set to reflect the responsibilities and time spent by the directors on the affairs of Rio Tinto. Non executive directors are not eligible to vote on any increases of their fees. The boards reviewed these fees in January 2002 and, in the light of directors’ increased workload and market developments, the decision was taken to increase basic fees. Non executive directors do not participate in the Group’s incentive plans, pension/superannuation arrangements or any other elements of remuneration provided to executive directors.

Directors’ share interests
The beneficial interests of directors in the share capital of Rio Tinto plc and Rio Tinto Limited are set out in Table 3 on page 57.
     Executive directors and product group chief executives are expected to build up a shareholding equal to two times salary over time.

External appointments
Rio Tinto recognises that executive directors are likely to be invited to become non executive directors of other companies and that such appointments can broaden their experience and knowledge, to the benefit of the Group. Where such directorships are unlikely to give rise to conflicts of interests, the boards will normally give consent to the appointment, with the director permitted to retain the fees earned.

Incentive plans
Rio Tinto’s incentive plans aim to align the interests of the directors and senior executives interests with those of the shareholders by linking rewards to Group performance. These plans are described below, together with appropriate descriptions of their performance criteria.

Short Term Incentive Plan
This plan extends to executive directors and executives. Payments are based on short term goals relevant to each participant, including the achievement of earnings and safety targets. The committee reviews the criteria annually. Awards in respect of 2002, payable in 2003, are included as annual bonus in Table 1 on page 56.

Mining Companies Comparative Plan (MCCP)
Under this plan, a conditional right to receive shares is granted annually but the shares only vest if performance conditions approved by the committee are satisfied. Awards are not pensionable. Senior executives also participate in the plan at appropriate levels of award.
     The current performance condition, which was chosen to ensure that performance is rewarded where it is measured against a meaningful peer group, compares Rio Tinto’s total shareholder return (TSR) over a four year period with the TSR of a comparator group of 15 other international mining companies over the same period. The composition of this comparator group is reviewed regularly by the committee to provide continued relevance in a consolidating industry. The current members of this group are listed at the bottom of the table below.
     TSR is widely seen as the most appropriate measure of a company’s performance for the purpose of share based long term incentive plans, and was therefore adopted as the measure for the MCCP.
     The following table shows the percentage of each award which may actually be received by directors depending on the comparator group ranking, as well as the historical ranking of Rio Tinto in relation to comparator companies.

Ranking in comparator group

	1-4	5	6	7	8	9-16

%	100	87.5	75	62.5	50	0

Ranking of Rio Tinto versus comparator companies

Period	Quartile

1983-87	1st
1984-88	1st
1985-89	1st
1986-90	1st
1987-91	2nd
1988-92	2nd
1989-93	2nd
1990-94	2nd
1991-95	2nd
1992-96	2nd
1993-97	1st
1994-98	1st
1995-99	1st
1996-00	1st
1997-01	1st
1998-02	1st

Comparator companies for 2002: Alcan, Alcoa, Anglo American, Barrick Gold, BHP Billiton, Freeport, Grupo Mexico, INCO, MIM, Newmont, Noranda, Phelps Dodge, Placer Dome, Teck Cominco and WMC

Going forward, following the reorganisation of WMC into WMC Resources Limited and Alumina Limited, WMC will be replaced by Xstrata PLC.
     Prior to awards being released to participants, the Group’s quartile performance is examined and verified by the external auditors.
     Awards will be released to participants in the form of Rio Tinto plc or Rio Tinto Limited shares or an equivalent amount in cash, as appropriate. Such shares may be acquired by purchase in the market, by subscription or, in the case of Rio Tinto Limited, by procuring that Tinto Holdings Australia Pty Limited transfers existing shares to participants.
     The committee will withhold all or part of the award if it considers that the performance of the participant or the Group is inadequate.

Share Option Plan (SOP)
An annual grant of options to purchase shares in the future at current market prices is made to executive directors and eligible senior executives. The committee decides the level of grants for each year, taking into consideration local market practice and personal performance. The exercise of options is conditional on the Group exceeding stretching growth targets set by the committee. Currently, two thirds of options granted will vest when the Group’s adjusted earnings per share growth for a three year performance period is at least nine percentage points higher than US inflation over the same period, as measured by the US Consumer Price Index. The balance of the grant will vest when growth of at least 12 percentage points above US inflation has been achieved. The choice of the US Consumer Price Index as a measure of performance is consistent with the presentation of financial data in US dollars and reflects the importance of the US economy to the Group. The committee considers this measure to be an appropriate method to ensure options vest only when the Group has performed relative to its most pertinent economic factors.
     Prior to awards being released to participants, the Group’s performance against the criteria relevant to the SOP is examined and verified by the external auditors.
     Under the rules of the SOP, option holders are entitled to retain their options when they leave the Group in specified circumstances, including retirement.
     Share options granted to directors are included in Table 5 on page 59.

Other share plans
UK executive directors are eligible to participate in both the Rio Tinto Profit Sharing Scheme 1987, which enables employees of participating companies to receive an annual award of Rio Tinto shares equal to a maximum of ten per cent of salary, subject to a cap of £8,000, and in the Rio Tinto plc Share Savings Plan, a savings related plan which is open to all employees and under which employees may buy shares on potentially favourable terms.
     Following the introduction of new legislation, no further awards may be made under the Profit Sharing Scheme after April 2002. A new, UK Inland Revenue approved, share incentive plan named the Rio Tinto Share Ownership Plan was approved by shareholders at the 2001 annual general meeting and introduced in 2002. Under this plan, eligible employees may save up to £125 per month, which the plan administrator invests in Rio Tinto plc shares. Rio Tinto matches these purchases on a one for one basis. From April 2003, the free share element of the legislation will be introduced, allowing eligible employees to receive an

54   Rio Tinto 2002  Annual report and financial statements

Back to Contents

REMUNERATION REPORT

annual award of Rio Tinto shares up to a maximum of five per cent of salary, subject to a cap of £3,000. The first award will therefore be in respect of 2002.
     Australian executive directors are eligible to participate in the Rio Tinto Limited Share Savings Plan introduced in 2001, which is similar to the Rio Tinto plc Share Savings Plan.

Expiring incentive plans
The MCCP and the SOP replaced the Mining Plan and the FTSE Plan, both share based plans. No awards have been made under these plans since the introduction of the MCCP and the SOP. No further shares will vest to directors in respect of the Mining Plan. No awards under these old plans form part of pensionable earnings for directors.
     The expiring FTSE Plan compares total shareholder return on Rio Tinto plc shares with that of the top 47 companies listed on the London Stock Exchange over a four year period, with an additional two year vesting period if the performance criteria are not met after year four. The benchmark numbers of shares allocated to directors under previous conditional awards and still outstanding are contained in Table 4 on page 58. The last conditional award under the Plan was made in 1997. Under the rules of the plan, a proportion of the allocation will vest to directors, as set out in Table 4, because Rio Tinto plc’s quartile position increased to the second quartile and the remainder of the conditional awards have now expired. No further shares will vest under the FTSE Plan.

Performance of Rio Tinto
To illustrate the performance of the Companies relative to their markets, graphs showing the performance of Rio Tinto plc compared to the FTSE 100 index and Rio Tinto Limited compared to the ASX All Ordinaries Index are reproduced below. A comparative graph showing Rio Tinto’s performance relative to the HSBC Global Mining Index is also included to illustrate the performance of the Companies relative to other mining companies.
     Shareholders will be asked to vote on this Remuneration report at the Companies’ forthcoming annual general meetings.

By order of the Board

A V Lawless
Secretary
Remuneration committee
20 February 2003

Rio Tinto 2002 Annual report and financial statements    55

Back to Contents

REMUNERATION REPORT

Remuneration report continued

Tables 1, 2, 4 and 5 comprise the ‘auditable part’ of the remuneration report, being the information required by part 3 of schedule 7a to the Companies Act 1985.

Table 1 – Directors’ remuneration – Annual remuneration of the directors of the parent Companies before tax and excluding pension contributions

£000 except where stated in A$ 000[1]	2002 Salary/fees	2002 Annual bonus	[2]	2002 Other emoluments	[3]	2002 Total	2001 Total

Non executive directors
L A Davis	150	–		–		150	152
Sir Richard Giordano	93	–		–		93	83
A F J Gould	4	–		–		4	–
D L Mayhew[4]	53	–		–		53	43
J P Morschel	A$100	–		A$23		A$123	A$130
The Hon R G H Seitz	56	–		–		56	46
P D Skinner[4]	53	–		–		53	3
Sir Richard Sykes	56	–		–		56	46
Lord Tugendhat	53	–		–		53	40

Executive directors
Sir Robert Wilson – chairman	837	573		31		1,441	1,319
R L Clifford – chief executive	605	411		248		1,264	1,178
R Adams	441	285		37		763	736
C R H Bull	130	86		20		236	729
G R Elliott – finance director	342	249		28		619	–
O L Groeneveld	354	229		150		733	829
J C A Leslie	346	223		28		597	541

Notes
1.	Sterling amounts quoted above for salary and other emoluments may be converted to Australian dollars by using an exchange rate of A$2.763 to £1, being the average exchange rate during 2002. The annual bonus figures may be converted to Australian dollars at the year end rate of A$2.629 to £1.
2.	The annual bonus is payable under the Short Term Incentive Plan introduced in 1998 following a wide ranging review of incentive arrangements by the Remuneration committee. The Plan is part of the reward package approved by shareholders, incorporating both short and long term goals. This may be converted to Australian dollars by using the year end rate of A$2.829 to £1.
3.	Other emoluments include benefits in kind and share awards to UK executive directors under the Rio Tinto Profit Sharing Scheme 1987 and the Rio Tinto Employee Share Ownership Plan of a value to each participant of £7,999 and £3,000 respectively.
4.	Mr D L Mayhew’s fees are paid to Cazenove Group PLC. Mr P D Skinner’s fees are paid to Shell International Limited.
5.	Emoluments of £53,388 from subsidiary and associated companies were waived by two executive directors (2001: two directors waived £50,629). Executive directors have agreed to waive any further fees receivable from subsidiary and associated companies.
6.	Mr C R H Bull retired as a director from the boards of Rio Tinto plc and Rio Tinto Limited on 18 April 2002. During 2002, Mr Bull received further payments and benefits of £52,717 for his services as an employee. Mr Bull's total remuneration in 2002, before tax and excluding pensions contributions, was £288,882. On retirement he received a gift to the value of £3,603 (A$10,000).
7.	Mr G R Elliott became a director on 1 January 2002.
8.	Mr A F J Gould was appointed a director with effect from 4 December 2002. Mr D C Clementi was appointed a director on 28 January 2003 and did not receive any fees in respect of 2002.

Table 2 – Directors’ pension and superannuation entitlements

			Accrued entitlement				Transfer values [3]

UK directors	Age	Years of service completed	At 31 December 2000	At 31 December 2002	Additional benefit earned during the year ended 31 December 2002	Increase In accrued benefit net of inflation	At 31 December 2001	At 31 December 2002	Change, net of personal contributions	Increase in accrued benefit net of inflation
			£000 p.a. Pension	£000 p.a. Pension	£000 p.a. Pension	£000 p.a. Pension	£000	£000	£000	£000

Sir Robert Wilson	59	31	579	656	77	67	12,522	14,620	2,098	1,493
R Adams	57	32	299	325	26	21	6,056	6,767	711	438
C R H Bull[4]	60	10	204	216	12	10	4,558	4,896	338	228
G R Elliott	47	22	79	173	94	93	1,147	2,630	1,483	1,435
J C A Leslie	52	25	190	211	21	18	3,275	3,745	470	324

			A$000	A$000	A$000	A$000	A$000	A$000	A$000	A$000
Australian directors			Lump sum	Lump sum	Lump sum	Lump sum

R L Clifford[2]	55	32	7,756	9,700	1,944	1,922	7,756	9,700	1,944	1,922
O L Groeneveld[2]	49	27	2,530	4,165	1,635	1,805	2,530	4,165	1,635	1,805

Notes
1.	A$58,291 and A$26,092 were credited to the respective accounts belonging to Mr R L Clifford and Mr O L Groeneveld in the Rio Tinto Staff Superannuation Fund in relation to the superannuable element of their 2002 performance bonus.
2.	The increases in accrued lump sums for Australian directors are before contributions tax and exclude interest.
3.	Transfer values are calculated in a manner consistent with “Retirement Benefit Schemes – Transfer Values (GN 11)” published by the Institute of Actuaries and the Faculty of Actuaries and dated 6 April 2001.
4.	Mr C R H Bull retired on 14 May 2002 at his normal retirement age. Part of his accrued pension entitlement (£182,594 p.a. payable from age 60) is payable direct from the Rio Tinto plc. A single lump sum of £2,464,782 became payable to Mr Bull in lieu of £137,594 p.a. of this pension. The remaining £45,000 p.a. is payable under the terms of the arrangement. The transfer value and accrued entitlement shown above represent the values at the date of retirement.

56   Rio Tinto 2002 Annual report and financial statements

Back to Contents

REMUNERATION REPORT

Table 3 – Directors’ beneficial interests in shares	1 Jan		31 Dec		14 Feb
	2002	[4]	2002	[8]	2003

Sir Robert Wilson[3]	112,390		114,124		114,164
R L Clifford	2,100		2,100		2,100
	36,064		56,300		56,300
R Adams[3]	54,805		56,599		56,639
C R H Bull[5]	42,783		42,783		n/a
D C Clementi[6]	n/a		n/a		–
L A Davis	6,100		6,100		6,100
	57,875		133,838		133,838
G R Elliott[3]	25,480		28,897		28,937
Sir Richard Giordano	1,065		1,065		1,065
A F J Gould[2]	–		–		–
O L Groeneveld[4]	16,010		19,010		19,010
	6,858		6,909		6,909
J C A Leslie[3,4]	43,134		44,886		44,926
D L Mayhew	2,500		2,500		2,500
J P Morschel	–		–		–
The Hon R G H Seitz	500		500		500
P D Skinner	–		1,000		5,000
Sir Richard Sykes	2,212		2,294		2,294
Lord Tugendhat	1,135		1,135		1,135

Notes
1.	Rio Tinto plc – ordinary shares of 10p each; Rio Tinto Limited – ordinary shares – stated in italics. The total beneficial interest of the directors in the Group amounts to less than one per cent.
2.	Or date of appointment if later.
3.	These directors also have an interest in a trust fund containing 102,136 Rio Tinto plc shares at 31 December 2002 (1 January 2002: 197,905 Rio Tinto plc shares) as potential beneficiaries, together with other Rio Tinto plc Group employees, of The Rio Tinto Share Ownership Trust. At 14 February 2003 this trust fund contained 182,136 Rio Tinto plc shares.
4.	Mr J C A Leslie’s shareholding as at 31 December 2001 was understated by 582 shares held through an Individual Savings Account (ISA). Mr O L Groeneveld’s shareholding as at 31 December 2001 was understated by 132 shares purchased under the Company’s Dividend Reinvestment Plan.
5.	Mr C R H Bull retired from the boards of Rio Tinto plc and Rio Tinto Limited on 18 April 2002.
6.	Mr D C Clementi was appointed a director on 28 January 2003, at which time he had no interest in shares of Rio Tinto plc or Rio Tinto Limited.
7.	The above includes interests obtained through the Rio Tinto Share Ownership Plan details of which are set out on page 54 under the heading “other share plans”.
8.	Or date of retirement if earlier.

Rio Tinto 2002 Annual report and financial statements    57

Back to Contents

REMUNERATION REPORT

Remuneration report continued

Table 4 – Awards to directors under long term incentive plans

							Scheme terms and conditions

							Conditional	Performance	Market		Date	Market		Monetary
							award	period	price at		award	price at		value of
	Scheme	1 Jan	Awarded	Lapsed	Vested	31 Dec	granted	concludes	award		vests	vesting	[3]	vested award	[3]
		2002				2002								£’000

Sir Robert Wilson	FTSE 1997	60,083	–	20,025	40,058	–	28/02/1997	31/12/2002	937.5	p	28/02/2003	1,169	p	468
	MCCP 1999	66,246	–	–	66,246	–	23/04/1999	31/12/2002	1,012	p	28/02/2003	1,169	p	774
	MCCP 2000	50,191	–	–	–	50,191	07/03/2000	31/12/2003	953	p	–	–		–
	MCCP 2001	49,796	–	–	–	49,796	06/03/2001	31/12/2004	1,310	p	–	–		–
	MCCP 2002	–	47,983	–	–	47,983	13/03/2002	31/12/2005	1,424	p	–	–		–

		226,316	47,983	20,025	106,304	147,970								1,242

R L Clifford	FTSE 1997	34,961	–	11,652	23,309	–	28/02/1997	31/12/2002	A$19.292		28/02/2003	A$32.52		268	[2]
	MCCP 1999	32,223	–	–	32,223	–	23/06/1999	31/12/2002	A$24.053		28/02/2003	A$32.52		370	[2]
	MCCP 2000	37,609	–	–	–	37,609	07/03/2000	31/12/2003	A$24.156		–	–		–
	MCCP 2001	37,474	–	–	–	37,474	06/03/2001	31/12/2004	A$34.406		–	–		–
	MCCP 2002	–	34,435	–	–	34,435	13/03/2002	31/12/2005	A$39.600		–	–		–

		142,267	34,435	11,652	55,532	109,518								638

R Adams	FTSE 1997	36,572	–	12,189	24,383	–	28/02/1997	31/12/2002	937.5	p	28/02/2003	1,169	p	285
	MCCP 1999	37,246	–	–	37,246	–	23/04/1999	31/12/2002	1,012	p	28/02/2003	1,169	p	435
	MCCP 2000	27,830	–	–	–	27,830	07/03/2000	31/12/2003	953	p	–	–		–
	MCCP 2001	27,330	–	–	–	27,330	06/03/2001	31/12/2004	1,310	p	–	–		–
	MCCP 2002	–	25,064	–	–	25,064	13/03/2002	31/12/2005	1,424	p	–	–		–

		128,978	25,064	12,189	61,629	80,224								720

C R H Bull	FTSE 1997	33,960	–	11,318	22,642	–	28/02/1997	31/12/2002	937.5	p	28/02/2003	1,169	p	265
	MCCP 1999	36,061	–	–	36,061	–	23/04/1999	31/12/2002	1,012	p	28/02/2003	1,169	p	422
	MCCP 2000	27,352	–	–	–	27,352	07/03/2000	31/12/2003	953	p	–	–		–
	MCCP 2001	27,136	–	–	–	27,136	06/03/2001	31/12/2004	1,310	p	–	–		–
	MCCP 2002	–	24,838	15,719	–	9,119	13/03/2002	31/12/2005	1,424	p	–	–		–

		124,509	24,838	27,037	58,703	63,607								687

L A Davis	FTSE 1997	51,201	–	17,065	34,136	–	28/02/1997	31/12/2002	937.5	p	28/02/2003	1,169	p	399
	MCCP 1999	57,480	–	–	57,480	–	23/06/1999	31/12/2002	A$24.053		28/02/2003	A$32.52		661	[2]

		51,201	–	17,065	34,136	–								1,060
		57,480			57,480

G R Elliott	FTSE 1997	5,225	–	2,612	2,613	–	15/04/1997	31/12/2002	954.5	p	28/02/2003	1,169	p	31
	MCCP 1999	5,680	–	–	5,680	–	05/05/1999	31/12/2002	1,021	p	28/02/2003	1,169	p	66
	MCCP 2000	4,307	–	–	–	4,307	07/03/2000	31/12/2003	953	p	–	–		–
	MCCP 2001	7,845	–	–	–	7,845	06/03/2001	31/12/2004	1,310	p	–	–		–
	MCCP 2002	–	16,935	–	–	16,935	13/03/2002	31/12/2005	1,424	p	–	–		–

		23,057	16,935	2,612	8,293	29,087								97

O L Groeneveld	MCCP 1999	26,821	–	–	26,821	–	23/06/1999	31/12/2002	A$24.053		28/02/2003	A$32.52		308
	MCCP 2000	21,266	–	–	–	21,266	07/03/2000	31/12/2003	A$24.156		–	–		–
	MCCP 2001	20,934	–	–	–	20,934	06/03/2001	31/12/2004	A$34.406		–	–		–
	MCCP 2002	–	20,322	–	–	20,322	13/03/2002	31/12/2005	A$39.600		–	–		–

		69,021	20,322	–	26,821	62,522								308	[2]

J C A Leslie	FTSE 1997	26,123	–	8,706	17,417	–	28/02/1997	31/12/2002	937.5	p	28/02/2003	1,169	p	204
	MCCP 1999	28,479	–	–	28,479	–	23/04/1999	31/12/2002	1,012	p	28/02/2003	1,169	p	333
	MCCP 2000	21,574	–	–	–	21,574	07/03/2000	31/12/2003	953	p	–	–		–
	MCCP 2001	21,192	–	–	–	21,192	06/03/2001	31/12/2004	1,310	p	–	–		–
	MCCP 2002	–	19,758	–	–	19,758	13/03/2002	31/12/2005	1,424	p	–	–		–

		97,368	19,758	8,706	45,896	62,524								537

Notes
1.	Rio Tinto plc – ordinary shares of 10p each; Rio Tinto Limited – ordinary shares – stated in italics.
2.	The value of awards of Rio Tinto Limited shares have been converted from the Australian dollar amount at the year end exchange rate of A$2.829/£1 and have been shown in sterling.
3.
Shares awarded last year in respect of the MCCP 1998 performance period vested after the publication of the 2001 Annual report and financial statements and the values of awards provided therein were estimated based on share prices of 1,399p and A$39.594. The actual share prices on 1 March 2002 when the awards vested were 1,420p and A$39.30 with the result that, including changes in exchange rates and tax adjustments, the awards were underestimated in respect of Sir Robert Wilson (£10,645), Mr R Adams (£5,980), Mr C R H Bull (£5,792), Mr J C A Leslie (£4,571) and Mr O L Groeneveld (£3,527) and overestimated in respect of Mr Clifford (£47,242) and Mr L A Davis (£5,676).
The share awards under the FTSE 1997 and MCCP 1999 performance cycles will vest on 28th February 2003 and have been presented in this table as if they had vested before the year end.
The market values per share, i.e in the case of Rio Tinto plc, the mid market closing price quoted on the London Stock Exchange and, in the case of Rio Tinto Limited, the closing sale price, were 1,169p and A$32.52 respectively on 14 February 2003, the latest practicable date before the printing of this document. The monetary value stated in respect of the awards is arrived at through multiplying the number of shares vested by the market price and, if applicable, dividing by the exchange rate previously referred to above.
A full explanation of the MCCP and the FTSE Plan can be found on pages 54 and 55.

4.	Mr R L Clifford was given a conditional award over 34,435 Rio Tinto Limited shares and Mr O L Groeneveld was given a conditional award over 20,322 Rio Tinto Limited shares during the year. These awards were approved by shareholders under ASX Listing Rule 10.14 at the 2002 AGM.

58  Rio Tinto 2002  Annual report and financial statements

Back to Contents

REMUNERATION REPORT

Table 5 – Directors’ options to acquire Rio Tinto plc and Rio Tinto Limited shares1 and 2

		Holding at 1Jan 2002	Granted	[6]	Exercised/ cancelled	Holding at 31 Dec 2002	[3]	Gain on exercise4	Option price	[4]	Market price	[4]	Weighted average option price		Holding at 14 Feb 2003

Sir Robert Wilson	A	370,086	431		906	245,221		£2,754	761	p	1,065	p	882	p	245,221
					124,390			£771,218	820	p	1,440	p
	B	304,480	291,375		–	595,855		–	–		–		1,360	p	595,855
R L Clifford	A	442,143	–		58,093	384,050		A$1,197,878	A$20.14		A$40.76		A$29.61		384,050
	B	–	208,882		–	208,882		–	–		–		A$39.87		208,882
R Adams	A	207,502	431		906	207,027		£3,253	761	p	1,120	p	861	p	207,027
	B	100,268	91,320		–	191,588		–	–		–		1,358	p	191,588
C R H Bull	A	202,270	–		–	202,270		–	–		–		858	p	n/a
	B	99,557	90,497		–	99,557		–	–		–		1,357	p	n/a
L A Davis	A	204,941	–		110,963	93,978		A$2,159,340	A$20.14		A$39.60		A$23.44		93,978
	B	–	–		–	–		–	–		–		–		–
G R Elliott	A	31,048	–		–	31,048		–	–		–		855	p	31,048
	B	13,432	61,703		–	75,135		–	–		–		1424	p	75,135
O L Groeneveld	A	175,084	–		–	175,084		–	–		–		A$28.04		175,084
	B	–	73,965		–	73,965		–	–		–		A$39.87		73,965
J C A Leslie	A	160,108	1,875		906	160,040		£3,253	761	p	1,120	p	861	p	160,040
					1,037			N/A
	B	77,749	71,986		–	149,735		–	–		–		1,358	p	149,735

A	is where the options are in respect of shares whose market price at the end of the financial year was equal to or exceeds the option exercise price.
B	is where the options are in respect of shares whose market price at the end of the financial year is below the option exercise price.

Notes
1.	Options granted under the Share Option Plan and under the Rio Tinto plc Share Savings Plan and the Rio Tinto Limited Share Savings Plan.
2.	Rio Tinto plc ordinary shares of 10p each; Rio Tinto Limited – ordinary shares – stated in italics.
3.	The share options outstanding at 31 December 2002 or at date of retirement if earlier are exercisable at various dates up to 2012, subject to the performance criteria explained on pages 54 and 55, options granted under the Share Option Plan are exercisable no earlier than three years from the date of grant and no later than the tenth anniversary of the grant.
4.	In respect of options exercised during the period.
5.	The mid market price of Rio Tinto plc ordinary shares at 31 December 2002 was 1,240p (2001: 1,316p). During 2002, the highest mid market price was 1,492p and the lowest mid market price was 981p. The mid market price of Rio Tinto Limited ordinary shares at 31 December 2002 was A$33.95 (2001: A$37.21). During 2002 the highest mid market price was A$41.35 and the lowest mid market price was A$29.05.
6.	Options over Rio Tinto plc ordinary shares were granted under the Share Option Plan at a price of 1,458.6p per share and under the Share Savings Plan at 859p, 876p and 8.78p per share. Options over Rio Tinto Limited ordinary shares were granted under the Share Option Plan at a price of A$39.8708 per share and under the Share Savings Plan at a price of A$25.57 per share.
7.	No directors’ options lapsed during the year. Directors participated in one grant under the Rio Tinto Share Savings Plan. Directors entitled to take part in the Rio Tinto plc section of the Share Savings Plan were granted options over 2,737 shares at 876p per share, 862 of which are exercisable during the six months beginning 1 January 2006 and 1,875 of which are exercisable during the six months beginning 1 January 2008. No directors took part in the Rio Tinto Limited Section of the Plan. All other share options were granted under the Share Option Plan on 13 March 2002 at the prices stated in note 6 above.
8.	No options had their terms and conditions varied during the year.
9.	The above numbers include the following grants, exercises and cancellations under the Rio Tinto plc Share Savings Plan: Sir Robert Wilson, Mr R Adams and Mr J C A Leslie each exercised 906 options at an option price of 761p. Mr J C A Leslie cancelled 1,037 options. Sir Robert Wilson and Mr R Adams were each granted 431 options and Mr J C A Leslie was granted 1,875 options at an option price of 876p. All other options over Rio Tinto plc shares were granted under the Share Option Plan.
10.	Mr R L Clifford was granted 208,882 options and Mr O L Groeneveld was granted 73,965 options under the Rio Tinto Limited Share Option Plan during the year. These grants were approved by shareholders under ASX Listing Rule 10.14 at the April 2002 AGM.
11.	On Mr C R H Bull’s retirement, the directors decided to use their discretion under the rules of the Share Option Plan to allow each grant to be exercised up until the tenth anniversary of the grant, subject to the performance conditions being met.

Rio Tinto’s register of directors’ interests, which is open to inspection, contains full details of directors’ shareholdings and options to subscribe for Rio Tinto shares.

Rio Tinto 2002 Annual report and financial statements 59

Back to Contents

CORPORATE GOVERNANCE

Corporate governance

Rio Tinto is committed to high standards of corporate governance, for which the directors are accountable to shareholders.
     Rio Tinto plc and Rio Tinto Limited have adopted a common approach to corporate governance. Both Companies have, for the whole of the period under review, applied the principles contained in Part 1 of the Combined Code on best practice in corporate governance appended to the Listing Rules published by the UK Listing Authority. The detailed provisions of Section 1 of the Code have been complied with as described below. Both Companies also support the initiative of the Australian Stock Exchange (ASX) on disclosure of corporate governance practice. In addition, Rio Tinto has voluntarily adopted the recommendations of the US Blue Ribbon Committee in respect of disclosures to shareholders, as detailed in the Audit committee’s statement on page 61.
     The boards are monitoring developments in the corporate governance area in our three principal share markets.
     A statement relating to directors’ responsibilities for preparation of the financial statements and going concern is on page 61.

The boards
The Companies have common boards of directors, which currently consist of six executive and ten non executive directors. Of the non executive directors, eight are independent. Two of them have connections with the Companies: Mr Davis is a former chief executive of the Group and Mr Mayhew is chairman of one of Rio Tinto plc’s stockbrokers. Collectively, the non executive directors provide broadly based knowledge and experience to the boards’ deliberations and are vital for corporate accountability.
     The directors meet regularly and have a formal schedule of matters specifically reserved for their decision. A procedure has been established for directors to obtain independent professional advice at the Companies’ expense in furtherance of their duties as directors. All directors have full and timely access to the information required to discharge their responsibilities fully and effectively. They also have access to the advice and services of both company secretaries.
     All directors are elected by shareholders at the annual general meetings following their appointment and, thereafter, are subject to re-election at least once every three years. Non executive directors are normally expected to serve at least two, three year terms and, except where special circumstances justify it, would not normally serve more than three such terms.
     Both Companies have policies in place to govern the dealing in Rio Tinto securities that are no less stringent than the Model Code set out in the UK Listing Rules. Directors and employees are prohibited from dealing when in possession of price sensitive information. Directors and designated employees are prohibited from dealing during a ‘close period’ which is the period of two months before a profit announcement. Directors and designated employees are also prohibited from dealing at any time on considerations of a short term nature.

Board committees
The directors have established four committees which are fundamental for good corporate governance in the Group. Regular reports of their activities are given to the boards and minutes are circulated to all directors.
Committee members, shown on pages 50 and 51, are all non executive directors, except for the Nominations committee, which includes the chairman of Rio Tinto.
     The Audit committee’s main responsibilities include the review of accounting principles, policies and practices adopted in the preparation of public financial information; the review with management of procedures relating to financial and capital expenditure controls, including internal audit plans and reports; the review with external auditors of the scope and results of their audit; and the nomination of auditors for appointment by shareholders. Its responsibilities also include the review of corporate governance practices of Group sponsored pension funds. The external auditors, the finance director, the Group controller and Group internal auditor attend meetings. The Audit committee’s charter is on page 62.
     The Remuneration committee is responsible for determining the broad policy for executive remuneration and for the individual remuneration and benefits of executive directors. Full disclosure of all elements of directors’ remuneration is set out in the Remuneration report on pages 53 to 59.
     The Nominations committee’s main responsibility is for nominating candidates to fill board vacancies and for recommending board composition and balance.
     The Committee on social and environmental accountability is responsible for reviewing the effectiveness of management policies and procedures in delivering the standards set out in The way we work, Rio Tinto’s statement of business practice, which do not fall within the remit of other board committees and in particular, those relating to health, safety and the environment and social issues. The overall objective of the Committee is to promote the development of business practices throughout the Group consistent with the high standards expected of a responsibly managed company, and to develop the necessary clear accountability on these practices.

Statement of business practice
The way we work provides the directors and all Group employees with a summary of the principal policies procedures in place to help ensure that high standards are met.
     Policies are adopted by the directors after wide consultation, both externally and within the Group. Once adopted they are communicated to operating companies worldwide, together with guidance and support on implementation. Operations are then required to devote the necessary effort at management level to implement and report on these policies.
     The way we work is being reviewed and

updated to reflect best practice and procedures introduced to meet changed requirements. The following policies are currently in place: health, safety and the environment; communities; human rights; access to land; employees; business integrity; bribery and corruption; code of ethics covering the preparation of financial statements and political involvement. These policies apply to all subsidiary companies.
     In line with best practice, the Group has introduced a Group wide “whistle blowing” programme entitled Speak-OUT. It is intended to encompass all employees who are encouraged to report any concerns, including any suspicion of a violation of the Group’s financial reporting and environmental procedures, without fear of recrimination.
     In the case of business partners, such as joint ventures and associated companies, where the Group does not have operating responsibility, Rio Tinto’s policies are communicated to them and they are encouraged to adopt similar policies of their own. Practical advice is offered wherever appropriate.
     In 2001, the Association of British Insurers issued its guidelines relating to socially responsible investment. Rio Tinto’s report on social and environmental matters follows these guidelines and can be found on pages 48 and 49 of this report and on pages 22 to 25 of the 2002 Annual review. However, details of the Group’s overall and individual businesses’ social and environmental performance continue to be published on Rio Tinto’s website: www.riotinto.com

Responsibilities of the directors
The directors are required by UK and Australian company law to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group as at the end of the financial period and of the profit or loss and cash flows for that period. To ensure that this requirement is satisfied the directors are responsible for establishing and maintaining adequate internal controls and procedures for financial reporting throughout the Group.
     The directors consider that the financial statements have been prepared in accordance with applicable accounting standards, using the most appropriate accounting policies for Rio Tinto's business and supported by reasonable and prudent judgments. Except as indicated in note 1 to the financial statements, the accounting policies have been consistently applied.
     The directors, senior management, senior financial managers and other members of staff who are required to exercise judgement in the course of the preparation of the financial statements have been required to conduct themselves with integrity and honesty and in accord with the ethical standards of their profession and/or business.
     The directors are responsible for maintaining proper accounting records, in accordance with the UK Companies Act 1985 and the Australian Corporations Act 2001 as amended by the Australian

60   Rio Tinto 2002 Annual report and financial statements

Back to Contents

CORPORATE GOVERNANCE

Securities and Investment Commission order dated 9 April 2001, and have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Companies, and to prevent and detect fraud and other irregularities.

Going concern
The Financial statements have been prepared on the going concern basis. As required by the Combined Code, the directors report that they have satisfied themselves that the Group is a going concern since it has adequate financial resources to continue in operational existence for the foreseeable future.

Boards’ statement on internal control
Rio Tinto’s overriding corporate objective is to maximise long term shareholder value through responsibly and sustainably investing in mining and related assets. The directors recognise that creating shareholder value is the reward for taking and accepting risk.
     The directors are responsible for the Group’s system of internal control and for reviewing its effectiveness in providing shareholders with a return on their investments that is consistent with a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls, and risk management procedures. Because of the limitations inherent in any such system this is designed to manage rather than eliminate risk. Accordingly, it provides reasonable but not absolute assurance against material misstatement or loss.
     The directors have established a process for identifying, evaluating and managing the significant risks faced by the Group. This process was in place during 2002 and up to and including the date of approval of the 2002 Annual report and financial statements. The process is reviewed annually by the directors and accords with the guidance set out in Internal Control: Guidance for Directors on the Combined Code.
     The Group’s management committees review information on the Group’s significant risks, with relevant control and monitoring procedures, for completeness and accuracy. This information is presented to the directors to enable them to assess the effectiveness of the internal controls. In addition, the boards and their committees monitor the Group’s significant risks on an ongoing basis.
     Assurance functions, including internal auditors and health, safety and environmental auditors, perform reviews of control activities and provide regular written and oral reports to directors and management committees. The directors receive and review minutes of the meetings of each board committee, in addition to oral reports from the respective chairmen, at the first board meeting following the relevant committee meeting.
     Certain risks, for example natural disasters, cannot be mitigated to an acceptable degree using internal controls. Such major risks are transferred to third parties in the international insurance markets, to the extent considered appropriate.
     Each year, the leaders of Group businesses and administrative offices complete an internal control questionnaire that seeks to confirm that adequate internal controls are in place and operating effectively. The results of this process are reviewed by the chief executive of each product group and are then presented to the boards as a further part of their review of the Group’s internal controls. This process is continually reviewed and strengthened as appropriate.
     In 2002, the Group also established a Disclosure and Procedures committee which was tasked with reviewing the adequacy and effectiveness of Group controls and procedures over the public disclosure of financial and related information. The committee has been presenting the results of this process to executive management and directors and will continue to do so.
     The Group has material investments in a number of joint ventures and associated companies. Where Rio Tinto does not manage these investments, the Group can influence, but not control, management practices. Accordingly, the review of their internal controls is less comprehensive than that for the Group’s managed operations.

Communications
Communications with shareholders are given high priority. In addition to statutory documents, eg the Annual report and financial statements, Annual review and Half year report, Rio Tinto produces documents on a wide range of subjects, including corporate social responsibility, which are available on request. Further details are set out in the Shareholder information on page 65.
     Rio Tinto maintains a comprehensive website, www.riotinto.com, from which its reports and other publications can be freely downloaded and through which shareholders can gain secure online access to their shareholding details. It is also linked to websites maintained by Group operations, thus offering easy access to a wealth of detailed information about the Group. Results presentations and other significant events are also available as they happen and as an archive on the website.
     Full use is made of the annual general meetings to inform shareholders of current developments through appropriate presentations and to provide opportunities for questions.
     Significant matters affecting both Companies are dealt with under the joint voting procedure, detailed on page 68. Votes, which are cast on a poll, are announced after the close of the later of the two annual general meetings.
     The Companies also respond to individual queries on many issues.

Audit committee: US Blue Ribbon Compliance statement
The Audit committee meets the membership requirements of the Combined Code in the UK and the Blue Ribbon Report in the US. The Group also meets the disclosure requirements in respect of audit committees required by the Australian Stock Exchange. The Audit committee is governed by a written charter approved by the boards, which the Audit committee reviews and re-assesses each year for adequacy. A copy of this charter is reproduced on page 62.

      The Audit committee comprises the five members set out below. The members, with the exception of Mr Mayhew, are independent and are free of any relationship that would interfere with impartial judgement in carrying out their responsibilities. Mr Mayhew is not deemed to be technically independent by virtue of his professional association with the Company in his capacity as chairman of Cazenove Group PLC, a stockbroker and financial adviser to Rio Tinto plc. However, the boards have determined that, in their business judgement, the relationship does not interfere with Mr Mayhew’s exercise of independent judgement and believe that his appointment is in the best interests of the Group because of the substantial financial knowledge and expertise he brings to the committee.

Report of the Audit committee
The Audit committee met six times in 2002. We monitor developments in corporate governance in the US, the UK and Australia. We do so to ensure the Group continues to apply high and appropriate standards relevant to the jurisdictions in which we operate.
     Many of the new US requirements have long been best practice and are incorporated into the committee’s Charter, reproduced on page 62. The Charter is subject to regular discussion and will be reviewed in the light of emerging legislation, regulation and best practice.
     We have also produced a set of procedures, including budgetary guidelines and for the appointment of the external auditor to undertake non audit work. This will be operated in conjunction with the Group’s global procurement initiative, which aims to provide the best possible goods and services at the most advantageous price.

2002 Financial statements
We have reviewed and discussed with management the audited financial statements for the year ended 31 December 2002.
     We have discussed with the external auditors matters described in the American Institute of Certified Public Accountant Auditing Standard No. 90, Audit Committee Communications, and in the UK Statement of Auditing Standard No 610, Communication of audit matters to those charged with Governance (SAS 610), including their judgements regarding the quality of the Group’s accounting principles and underlying estimates.
     We have discussed with the external auditors their independence, and received and reviewed their written disclosures, as required by the US Independence Standards Board’s Standard No. 1, Independence Discussions with Audit Committees and SAS 610.
     Based on the above, we have recommended to the boards of directors that the 2002 Financial statements be included in this annual report.

Sir Richard V Giordano (Chairman)
A F J Gould
D L Mayhew
P D Skinner
Lord Tugendhat

Rio Tinto 2002 Annual report and financial statements   61

Back to Contents
AUDIT COMMITTEE CHARTER

Audit committee charter

Scope and authority
The primary function of the Audit committee is to assist the boards of directors in fulfilling their responsibilities by reviewing:

•	the financial information that will be provided to shareholders and the public;
•	the systems of internal financial controls that the boards and management have established; and
•	the Group’s auditing, accounting and financial reporting processes.

In carrying out its responsibilities the committee has full authority to investigate all matters that fall within the terms of reference of this Charter. Accordingly, the committee may:

•	obtain independent professional advice in the satisfaction of its duties at the cost of the Group; and
•	have such direct access to the resources of the Group as it may reasonably require including the external and internal auditors.

Composition
The Audit committee shall comprise three or more non executive directors, at least three of whom shall be independent. The boards will determine each director’s independence having regard to any past and present relationships with the Group which, in the opinion of the boards, could influence the director’s judgment.
     All members of the committee shall have a working knowledge of basic finance and accounting practices. At least one member of the committee will have accounting or related financial management expertise, as determined by the boards.
     A quorum will comprise any two independent directors.
     The committee may invite members of the management team to attend the meetings and to provide information as necessary.

Meetings
The committee shall meet not less than four times a year or more frequently as circumstances require. Audit committee minutes will be confirmed at the following meeting of the committee and tabled as soon as practicable at a meeting of the boards.
     The Company’s senior financial management, external auditors and internal auditor shall be available to attend all meetings.
     As part of its responsibility to foster open communication, the committee should meet with management, the external auditors and the internal auditor, at least annually, to discuss any matters that are best dealt with privately.

Responsibilities
The boards and the external auditors are accountable to shareholders. The Audit committee is accountable to the boards. The internal auditor is accountable to the Audit committee and the finance director.
     To fulfil its responsibilities the committee shall:

Charter
Review and, if appropriate, update this Charter at least annually.

Financial reporting and internal financial controls
Review with management and the external auditors the Group’s financial statements, stock exchange and media releases in respect of each half year and full year.
     Review with management and the external auditors the accounting policies and practices adopted by the Companies and their compliance with accounting standards, stock exchange listing rules and relevant legislation.
     Discuss with management and the external auditors management’s choice of accounting principles and material judgments, including whether they are aggressive or conservative and whether they are common or minority practices.
     Recommend to the boards that the annual financial statements reviewed by the committee (or the chairman representing the committee for this purpose) be included in the Group’s annual report.
     Review the regular reports prepared by the internal auditor including the effectiveness of the Group’s internal financial controls.

External auditors
Recommend to the boards the external auditors to be proposed to shareholders.
     Review with the external auditors the planned scope of their audit and subsequently their audit findings including any internal control recommendations.
     Periodically consult with the external auditors out of the presence of management about the quality of the Group’s accounting principles, material judgments and any other matters that the committee deems appropriate.
     Review the performance of the external auditors.
     Review and approve the fees and other compensation to be paid to the external auditors.
     Ensure that the external auditors submit a written statement outlining all of its professional relationships with the Group including the provision of services that may affect their objectivity or independence.
     Review and discuss with the external auditors all significant relationships they have with the Companies to determine their independence.

Internal auditor
Review the qualifications, organisation, strategic focus and resourcing of internal audit.
     Review the internal audit plans.
    Periodically consult privately with the internal auditor about any significant difficulties encountered including restrictions on scope of work, access to required information or any other matters that the committee deems appropriate.

Other matters
The committee shall also perform any other activities consistent with this Charter that the committee or boards deem appropriate. This will include but not be limited to review of the corporate governance practices of Group sponsored pension funds.

62   Rio Tinto 2002 Annual report and financial statements

Back to Contents
DIRECTORS’ REPORT

Directors’ report for the year ended 31 December 2002

Dual listed companies
Rio Tinto plc and Rio Tinto Limited were unified under a dual listed companies structure in 1995, and the directors’ report has been prepared as a joint report of both Companies. For a full description of the structure, please see page 68.

Activities and review of operations
A detailed review of the Group’s activities during 2002, post balance sheet events and likely future developments are given in the chairman’s letter on pages 2 and 3, the chief executive’s report on pages 4 and 5 and the Operational review on pages 34 to 49.

Corporate governance
A report on Corporate governance and compliance with The Combined Code appended to The Listing Rules of the UK Listing Authority, as well as the guidelines of the Australian Stock Exchange, is set out on pages 60 and 61.

Directors
Details of the directors are set out on pages 50 and 51.
     Mr C R H Bull retired with effect from the conclusion of the Rio Tinto Limited annual general meeting on 18 April 2002, when Mr G R Elliott succeeded him as finance director.
     Mr A F J Gould and Mr D C Clementi were appointed non executive directors on 4 December 2002 and 28 January 2003, respectively. Mr Gould and Mr Clementi, neither of whom have service contracts, will retire and offer themselves for election at the 2003 annual general meetings.
     Under the articles of association of Rio Tinto plc and the Rio Tinto Limited constitution, directors are required to retire from the boards and offer themselves for re-election at least every three years.
     The following directors retire by rotation and being eligible, offer themselves for re-election: Mr R Adams, who has a service contract with a subsidiary of Rio Tinto plc which is terminable on one year’s notice by either party; and Mr L A Davis and Mr D L Mayhew, neither of whom have service contracts. The Hon R G H Seitz, who has served two, three year terms, also retires by rotation and will not be offering himself for re-election.
     The interests of the directors and their families in shares and other securities of Group companies are shown on pages 57 to 59.

Dividends
Details of dividends are set out on page 65.

Share capital
At the annual general meetings of Rio Tinto plc and Rio Tinto Limited held in April 2002, shareholders approved the creation of a new special purpose share, the ‘DLC Dividend Share’, in each Company, by increasing the authorised share capital of Rio Tinto plc by the nominal value of the DLC Dividend Share and by creating a new class of share in Rio Tinto Limited. Rio Tinto plc and Rio Tinto

Limited issued their respective DLC Dividend Share on 27 August 2002 and 2 September 2002. Details of the changes in the issued share capital of both Companies, the number of shares reserved for issue and options outstanding at the year end, are given in note 21 to the 2002 fnancial statements.
     At the annual general meeting of Rio Tinto plc held in April 2002, the authorities for Rio Tinto plc to buy its own shares and for Rio Tinto Limited to buy shares in Rio Tinto plc were renewed and extended until October 2003. These authorities enable Rio Tinto plc to buy back up to ten per cent of its publicly held shares in any 12 month period. Under the Australian Corporations Act 2001, Rio Tinto Limited is currently permitted to buy back up to ten per cent of its shares on-market in any 12 month period without seeking shareholder approval. In addition, Rio Tinto Limited is authorised by shareholder approvals obtained in 1999 to buy back up to all the Rio Tinto Limited shares held by Tinto Holdings Australia Pty Limited (a wholly owned subsidiary of Rio Tinto plc) plus, on-market, up to ten per cent of the publicly held capital in any 12 month period.
     During 2002, neither Company purchased shares under the relevant authorities given to them.
     Details of disclosable interests in the share capital of both Companies are given on page 71.

Employment policies
Group companies, together with the Group’s share of joint ventures and associates employed approximately 36,000 (2001: 37,000) people worldwide, with around 10,000 in Australia and New Zealand and 1,000 in the United Kingdom. Rio Tinto’s employment policy, which reflects its overall philosophy of decentralisation, is set out in the statement of business practice, The way we work. Rio Tinto is committed to equality of opportunity and encourages each operating company to develop its own policies and practices to suit individual circumstances. Management development and succession planning are regularly reviewed.
     Group companies employ disabled people and accept the need to maintain and develop careers for them. If an employee becomes disabled whilst in employment and, as a result, is unable to perform his or her duties, every effort is made to offer suitable alternative employment and to assist with retraining.
     Rio Tinto respects the right of employees worldwide to choose for themselves whether or not they wish to be represented collectively.
     Group companies recognise their obligations to comply with health and safety legislation and, through training and communication, encourage employee awareness of the need to create and secure a safe and healthy working environment. For further information about Group staff and health and safety initiatives, please see pages 48 and 49.

     Retirement payments and benefits to dependants are provided by Rio Tinto and its major subsidiaries in accordance with local conditions and good practice in the countries concerned.

Policy regarding payment of trade creditors
It is the policy of both Companies to abide by terms of payment agreed with suppliers. In many cases, the terms of payment are as stated in the suppliers’ own literature. In other cases, the terms of payment are determined by specific written or oral agreement. Neither Company follows any published code or standard on payment practice.
     At 31 December 2002, there were 31 days’ purchases outstanding in respect of Rio Tinto Limited costs and eight days’ purchases outstanding in respect of Rio Tinto plc costs, based on the total invoiced by suppliers during the year ended 31 December 2002.

Donations
Worldwide expenditure on community programmes by Rio Tinto managed businesses amounted to US$48 million (2001: US$44 million).
     Donations in the UK during 2002 amounted to £2.3 million of which £0.6 million was for charitable purposes as defined by the Companies Act 1985 and £1.7 million for other community purposes. As in previous years, no donations were made in the EU during 2002 for political purposes as defined by the UK Companies Act 1985 as amended by the Political Parties, Elections and Referendums Act 2000.
     Total community spending in Australia amounted to A$44.4 million. Again, no donations were made for political purposes.

Value of land
Group companies’ interests in land consist mainly of leases and other rights which permit the working of such land and the erection of buildings and equipment thereon for the purpose of extracting and treating minerals. Such land is mainly carried in the financial statements at cost. It is not practicable to estimate the market value since this depends on product prices over the next 20 years or longer, which will vary with market conditions.

Exploration, research and development
Companies within the Group carry out exploration, research and development necessary to support their activities. Grants are also made to universities and other institutions which undertake research on subjects relevant to the activities of Group companies. A description of some aspects of the work currently being undertaken and expenditure involved is provided in the Operational review. Expenditure during the year, excluding that of joint ventures and associated companies, was US$124 million for exploration and evaluation and US$25 million for research and development.

Auditors
Following the conversion of the UK firm of

Rio Tinto 2002 Annual report and financial statements   63

Back to Contents

DIRECTORS' REPORT

Directors’ report continued

PricewaterhouseCoopers to a Limited Liability Partnership (LLP) on 1 January 2003, PricewaterhouseCoopers resigned as auditor of Rio Tinto plc on 27 January 2003 and the directors appointed its successor PricewaterhouseCoopers LLP, as auditor. A resolution to reappoint PricewaterhouseCoopers LLP as auditor of Rio Tinto plc will be proposed at the annual general meetings. The Australian arm of PricewaterhouseCoopers continues in office as auditor of Rio Tinto Limited in accordance with Section 327 of the Australian Corporations Act 2001.

Annual general meetings
The notices of the 2003 annual general meetings are set out in separate letters to shareholders of each Company. These include a resolution at the Rio Tinto plc annual general meeting for the renewal of the authority for Rio Tinto plc and Rio Tinto Limited to purchase Rio Tinto plc shares, and a resolution at the Rio Tinto Limited annual general meeting for the renewal of the authorities for Rio Tinto Limited to buy back its shares.

Income and Corporation Taxes Act 1988
The close company provisions of the UK Income and Corporation Taxes Act 1988 do not apply to Rio Tinto plc.

By order of the board

A V Lawless	S J Consedine
Secretary	Secretary
Rio Tinto plc	Rio Tinto Limited
20 February 2003	20 February 2003

64   Rio Tinto 2002 Annual report and financial statements

Back to Contents

SHAREHOLDER INFORMATION

Shareholder information

DIVIDENDS
Both Companies have paid dividends on their shares every year since incorporation in 1962. The rights of Rio Tinto shareholders to receive dividends are explained under the description of the Dual Listed Companies Structure on page 68.

Dividend policy
The aim of Rio Tinto’s long standing progressive dividend policy is to increase the US dollar value of dividends over time, without cutting them in economic downturns.
     From 2002 the rate of the total annual dividend, in US dollars, is reviewed when determining the final dividend in the light of the results for the past year and the outlook for the current year. The interim dividend is set at one half of the total dividend for the previous year. Under the progressive dividend policy the final dividend for each year is expected to be at least equal to the previous interim dividend.

Dividend determination
As the majority of the Group’s sales are transacted in US dollars it is the most reliable currency in which to measure the Group’s financial performance and is its main reporting currency. So the US dollar is the natural currency for dividend determination. Dividends determined in US dollars are translated at exchange rates prevailing two days prior to announcement and are then declared payable in sterling by Rio Tinto plc and in Australian dollars by Rio Tinto Limited.
     Australian shareholders of Rio Tinto plc can elect to receive dividends in Australian dollars and UK shareholders of Rio Tinto Limited can elect to receive dividends in sterling. Contact Computershare for further details.

2002 dividends
The 2002 interim and final dividends were determined at 29.5 US cents and at 30.5 US cents per share and the applicable translation rates were US$1.563 and US$ 1.6398 to the pound sterling and US$0.5457 and US$0.5880 to the Australian dollar.
     Final dividends of 18.6 pence per share and of 51.87 Australian cents per share will be paid on 7 April 2003. A final dividend of 122.0 US cents per ADR (each representing four shares) will be paid by The Bank of New York to the ADR holders of both Companies on 8 April 2003.
     The tables below set out the amounts of interim, final and total cash dividends paid or payable on each share or ADS in respect of each financial year, but before deduction of any withholding tax.

Rio Tinto Group – US cents per share

	2002	2001	2000	1999	1998

Interim	29.5	20.0	19.0	16.5	16.5
Final	30.5	39.0	38.5	38.5	35.5
Total	60.0	59.0	57.5	55.0	52.0

Rio Tinto plc – UK pence per share
	2002	2001	2000	1999	1998

Interim	18.87	14.03	12.66	10.39	9.96
Final	18.60	27.65	26.21	23.84	22.03
Total	37.47	41.68	38.87	34.23	31.99

Rio Tinto Limited – Australian cents per share

	2002	2001	2000	1999	1998

Interim	54.06	39.42	32.68	25.64	27.96
Final	51.87	75.85	69.76	61.47	55.56
Total	105.93	115.27	102.44	87.11	83.52

Rio Tinto plc and
Rio Tinto Limited – US cents per ADS
	2002	2001	2000	1999	1998

Interim	118	80	76	66	66
Final	122	156	154	154	142
Total	240	236	230	220	208

Dividend reinvestment plan (DRP)
Rio Tinto offers shareholders a DRP which provides the opportunity to use cash dividends to purchase Rio Tinto shares in the market, free of commission. Please see Taxation on page 66 for an explanation of the tax consequences. The DRP can only be made available to shareholders whose names are recorded on the respective Company’s register and due to local legislation cannot be extended to shareholders in the US, Canada and certain other countries. Please contact Computershare for further information.

MARKET LISTINGS AND SHARE PRICES
Rio Tinto plc
The principal market for Rio Tinto plc shares is the London Stock Exchange (LSE).
     As a constituent of the Financial Times Stock Exchange 100 index (FTSE 100 index), Rio Tinto plc shares trade through the Stock Exchange Electronic Trading Service (SETS) system.
     Central to the SETS system is the electronic order book on which an LSE member firm can post buy and sell orders, either on its own behalf or for its clients. Buy and sell orders are executed against each other automatically in strict price, then size, priority. The order book operates from 8.00 am to 4.30 pm daily. From 7.50 am to 8.00 am orders may be added to, or deleted from the book, but execution does not occur. At 8.00 am the market opens by means of an uncrossing algorithm which calculates the greatest volume of trades on the book which can be executed, then matches the orders, leaving unexecuted orders on the book at the start of trading.
     All orders placed on the order book are firm, and are for standard three day settlement. While the order book is vital to all market participants, orders are anonymous, with the counterparties being revealed to each other only after execution of the trade.
     Use of the order book is not mandatory but all trades, regardless of size, executed over the SETS system are published immediately. The only exception to this is where a Worked Principal Agreement (WPA) is entered into for trades greater than 8 x Normal Market Size (NMS). (Rio Tinto plc has an NMS of 75,000 shares). Publication of trades entered under a WPA is delayed until the earlier of 80 per cent of the risk position assumed by the member firm taking on the trade being unwound or the end of the business day.
     Closing LSE share prices are published in most UK national newspapers and are available during the day on the Rio Tinto and other websites. Share prices are also available on CEEFAX and TELETEXT and can be obtained through the Cityline service operated by the Financial Times in the UK: telephone 0906 843 3880; calls are currently charged at 60p per minute.
     Rio Tinto plc has a sponsored American Depositary Receipt (ADR) facility with The Bank of New York under a Deposit Agreement, dated as of 13 July 1988, as amended as of 11 June 1990, and as further amended and restated as of 15 February 1999. The ADRs evidence Rio Tinto plc American Depositary Shares (ADS), with each ADS representing four ordinary shares. The shares are registered with the US Securities and Exchange Commission, are listed on the New York Stock Exchange (NYSE) and are traded under the symbol ‘RTP’.
     Rio Tinto plc shares are also listed on Euronext and on Deutsche Börse.
     The following table shows share prices for the period indicated, the reported high and low middle market quotations (which represent an average of bid and asked prices) for Rio Tinto plc’s shares on the LSE based on the LSE Daily Official List, and the highest and lowest sale prices of the Rio Tinto plc ADSs as reported on the NYSE composite tape.

	Pence per		US$ per
	Rio Tinto plc		Rio Tintoplc
	share		ADS

	High	Low	High	Low

1998	888	567	59.00	37.43
1999	1,495	698	95.13	46.13
2000	1,478	900	96.56	55.13
2001	1,475	930	84.10	55.00
2002	1,492	981	85.93	62.00

Aug 2002	1,205	981	74.50	62.00
Sept 2002	1,135	991	71.60	62.45
Oct 2002	1,198	1,016	76.00	64.00
Nov 2002	1,302	1,146	81.43	73.50
Dec 2002	1,324	1,191	83.23	77.04
Jan 2003	1,283	1,093	81.10	73.90

2001
First quarter	1,328	1,130	79.40	67.14
Second quarter	1,475	1,167	84.10	67.49
Third quarter	1,295	930	74.71	55.00
Fourth quarter	1,366	1,036	79.10	62.00

2002
First quarter	1,492	1,285	85.93	73.90
Second quarter	1,411	1,168	81.85	71.99
Third quarter	1,261	981	77.31	62.00
Fourth quarter	1,324	1,016	83.23	64.00

As at 14 February 2003, there were 70,104 holders of record of Rio Tinto plc’s shares. Of these holders, 232 had registered addresses in the US and held a total of 161,639 Rio Tinto plc shares, representing 0.015 per cent of the total number of Rio Tinto plc shares issued and outstanding as at such date. In addition, 68.8 million Rio Tinto plc shares were registered in the name of a custodian account in London. These shares were represented by 17.2 million Rio Tinto plc ADSs held of record by 392 ADS holders. In addition, certain accounts of record with registered addresses other than in the US hold shares, in whole or in part, beneficially for US persons.

Rio Tinto Limited
Rio Tinto Limited shares are listed on the Australian Stock Exchange (ASX) and the Stock Exchange of New Zealand. The ASX is

Rio Tinto 2002 Annual report and financial statements   65

Back to Contents

SHAREHOLDER INFORMATION

Shareholder information continued

the principal trading market for Rio Tinto Limited shares. The ASX is a national stock exchange operating in the capital city of each Australian State with an automated trading system. Although not listed, Rio Tinto Limited shares are also traded on the LSE.
     Closing ASX share prices are published in most Australian newspapers and are available during the day on the Rio Tinto and other websites.
     Rio Tinto Limited also has an ADR facility with The Bank of New York under a Deposit Agreement, dated as of 6 June 1989, as amended as of 1 August 1989, and as amended and restated as of 2 June 1992. The ADRs evidence Rio Tinto Limited’s ADSs, each representing four shares and are traded in the over the counter market under the symbol ‘RTOLY’.
     The following tables set out for the periods indicated the high and low closing sale prices of Rio Tinto Limited shares based upon information provided by the ASX and the highest and lowest trading prices of Rio Tinto Limited ADSs, as advised by The Bank of New York. There is no established trading market in the US for Rio Tinto Limited’s shares or ADSs.

		A$ per		US$ per
	Rio TintoLtd		RioTinto Ltd
		share		ADS

	High	Low	High	Low

1998	22.30	16.59	60.25	38.00
1999	32.76	18.71	87.00	39.25
2000	33.54	22.65	87.50	50.00
2001	38.62	28.40	80.55	54.00
2002	41.35	29.05	85.24	63.62

Aug 2002	33.90	30.18	74.39	63.62
Sept 2002	32.83	29.32	71.15	63.82
Oct 2002	32.90	29.05	72.73	63.75
Nov 2002	34.66	31.45	77.83	70.12
Dec 2002	34.89	33.04	78.11	74.69
Jan 2003	35.25	31.48	81.19	74.04

2001
First quarter	35.80	28.40	71.75	62.00
Second quarter	38.62	32.05	80.55	65.00
Third quarter	35.46	29.20	72.50	54.00
Fourth quarter	37.32	31.61	76.25	61.00

2002
First quarter	41.35	36.42	85.24	74.96
Second quarter	38.63	32.81	82.47	73.71
Third quarter	36.00	29.32	81.77	63.62
Fourth quarter	34.89	29.05	78.11	63.75

As at 14 February 2003, a total of 309,383 Rio Tinto Limited shares were held of record by 187 persons with registered addresses in the US, which represented approximately 0.062 per cent of the total number of Rio Tinto Limited shares issued and outstanding as of such date. In addition, an aggregate of 284,747 Rio Tinto Limited ADSs were outstanding (representing 1.1 million Rio Tinto Limited shares) and were held of record by 31 persons with registered addresses in the US, which represented less than one per cent of the total number of Rio Tinto Limited shares issued and outstanding. In addition, nominee accounts of record with registered addresses other than in the US may hold Rio Tinto Limited shares, in whole or in part, beneficially for US persons.

ADR holders
ADR holders may instruct The Bank of New York as to how the shares represented by their ADRs should be voted.

      Registered holders of ADRs will have the Annual review and Interim report mailed to them at their record address. Brokers or financial institutions, which hold ADRs for shareholder clients, are responsible for forwarding shareholder information to their clients and will be provided with copies of the Annual review and Interim report for this purpose.
     Rio Tinto is subject to the US Securities and Exchange Commission (SEC) reporting requirements for foreign companies. A Form 20-F incorporating by reference most of the information in the 2002 Annual report and financial statements, will be filed with the SEC. The Form 20-F corresponds with the Form 10-K that US public companies are required to file with the SEC. Rio Tinto’s Form 20-F and other filings can be viewed on the SEC website at www.sec.gov

Investment warning
Past performance of shares is not necessarily a guide to future performance. The value of investments and any income from them is not guaranteed and can fall as well as rise depending on market movements. You may not get back the original amount invested.

Credit ratings
Rio Tinto has strong international credit ratings:

	Short term	Long term

Standard & Poor’s Corporation	A-1	A+
Moody’s Investors Service	P-1	Aa3

The ratings by Standard & Poor’s Corporation were downgraded during 2002, but are on a ‘stable’ outlook. The ratings by Moody’s Investor Services were maintained, but are on a ‘negative’ outlook.

TAXATION
UK resident individuals
Taxation of dividends
Dividends carry a tax credit equal to one ninth of the dividend. Individuals who are not liable to income tax at the higher rate will have no further tax to pay. Higher rate tax payers are liable to tax on UK dividends at 32.5 per cent which, after taking account of the tax credit, produces a further tax liability of 25 per cent of the dividend received.

Reclaiming income tax on dividends
Tax credits on dividends are no longer reclaimable. However, tax credits on dividends paid into Personal Equity Plans or Individual Savings Accounts will continue to be refunded on dividends paid prior to 6 April 2004.

Dividend reinvestment plan (DRP)
The taxation effect of participation in the DRP will depend on individual circumstances. Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should therefore be included in the annual tax return in the normal way.
     The shares acquired should be added to shareholdings at the date and at the net cost shown on the share purchase advice. The actual cost of the shares (for Rio Tinto plc shareholders including the stamp duty/stamp duly reserve tax) will form the base cost for capital gains tax purposes.

Capital gains tax
Shareholders who have any queries on capital gains tax issues are advised to consult their financial adviser.
     A leaflet which includes details of relevant events since 31 March 1982 and provides adjusted values for Rio Tinto plc securities as at that date is available from the company secretary.

Australian resident individuals
Dividend imputation system
The basis of the Australian dividend imputation system is that when Australian resident shareholders receive dividends from Rio Tinto Limited, they may be entitled to a credit for the tax paid by the Company in respect of that income, depending on the tax status of the shareholder.
     The application of the system results in tax paid by the Company being allocated to shareholders by way of imputation credits attaching to the dividends they receive. Such dividends are known as franked dividends. A dividend may be partly or fully franked. The current Rio Tinto Limited dividend is fully franked and the imputation credits attached to the dividend are shown in the dividend statement provided to shareholders.
     The extent to which a company will frank a dividend depends on the credit balance in its franking account. Credits to this account can arise in a number of ways, including when a company pays company tax or receives a franked dividend from another company. The dividend is required to be included in a resident individual shareholder’s assessable income. In addition, an amount equal to the imputation credit attached to the franked dividend is also included in the assessable income of the resident individual, who may then be entitled to a rebate of tax equal to the imputation credit amount included in their income.
     The effect of the dividend imputation system on non resident shareholders is that, to the extent that the dividend is franked, no Australian tax will be payable and there is an exemption from dividend withholding tax.
     A withholding tax is normally levied at the rate of 15 per cent when unfranked dividends are paid to residents of countries with which Australia has a taxation treaty. Most western countries have a taxation treaty with Australia. A rate of 30 per cent applies to countries where there is no taxation treaty.
     Since 1988, all dividends paid by Rio Tinto Limited have been fully franked. It is the Company’s policy to pay fully franked dividends whenever possible.

Dividend reinvestment plan (DRP)
Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should therefore be included in the annual tax return in the normal way.

66   Rio Tinto 2002 Annual report and financial statements

Back to Contents

SHAREHOLDER INFORMATION

     The shares acquired should be added to the shareholding at the date of acquisition at the actual cost of the shares, which is the amount of the dividend applied by the shareholder to acquire shares and any incidental costs associated with the acquisition, will form, part of the cost base or reduced cost base of the shares for capital gains tax purposes.

Capital gains tax
The Australian capital gains tax legislation is complex. Shareholders are advised to seek the advice of an independent taxation consultant on any possible capital gains tax exposure.
     If shareholders have acquired shares after 19 September 1985 they may be subject to capital gains tax on the disposal of those shares.

US resident individuals
The following is a summary of the principal UK tax, Australian tax and US Federal income tax consequences of the ownership of Rio Tinto plc ADSs, Rio Tinto plc shares, Rio Tinto Limited ADSs and Rio Tinto Limited shares (‘the Group’s ADSs and Shares’) by a US holder (as defined below). It is not intended to be a comprehensive description of all the tax considerations that are relevant to all classes of taxpayer. Future changes in legislation, including the new income tax convention between the US and the UK that was published during 2001, but remains to be ratified, may affect the tax consequences of the ownership of the Group’s ADSs and Shares.
     It is based in part on representations by The Bank of New York as Depositary for the ADRs evidencing the ADSs and assumes that each obligation in the deposit agreements will be performed in accordance with its terms.
     A ‘US holder’ is a beneficial owner of securities who, for purposes of the income tax conventions between the US and both the UK and Australia (‘the Conventions’), is a resident of the US and is not a US corporation owning directly or indirectly ten per cent or more of the stock issued by either of the Companies.
     For the purposes of the Conventions and of the US Internal Revenue Code of 1986, as amended, (‘the Code’) US holders of ADSs are treated as the owners of the underlying shares.

UK taxation of shareholdings in
Rio Tinto plc
Dividends
US holders do not suffer deductions of UK withholding tax on dividends paid by Rio Tinto plc. Dividends carry a tax credit equal to one-ninth of the net dividend, or ten per cent of the net dividend plus the tax credit, which is available to be offset against a US holder’s US Federal tax liability on the dividend. Although a US holder may qualify for a refund of the tax credit it would be eliminated by UK withholding tax that would become payable on the gross dividend and since the current rate of UK withholding tax of 15 per cent of the net dividend plus the tax credit exceeds the tax credit of ten per cent the amount of the repayment would be zero (it cannot go negative).

Capital gains
A US holder will not normally be liable to UK tax on capital gains realised on the disposition of Rio Tinto plc ADSs or shares unless the holder carries on a trade, profession or vocation in the UK through a permanent establishment in the UK and the ADSs or shares have been used for the purposes of the trade, profession or vocation or are acquired, held or used for the purposes of such a permanent establishment.

Inheritance tax
Under the UK Estate Tax Treaty a US holder, who is domiciled in the US and is not a national of the UK, will not be subject to UK inheritance tax upon the holder’s death or on a transfer during the holder’s lifetime unless the ADSs and shares form part of the business property of a permanent establishment in the UK or pertain to a fixed base situated in the UK used in the performance of independent personal services. In the exceptional case where ADSs or shares are subject both to UK inheritance tax and to US Federal gift or estate tax, the UK Estate Tax Treaty generally provides for tax payments to be relieved in accordance with the priority rules set out in the Treaty.

Stamp duty and stamp duty reserve tax
Transfers of Rio Tinto plc ADSs will not be subject to UK stamp duty provided that the transfer instrument is not executed in, and at all times remains outside of, the UK.
     Purchases of Rio Tinto plc shares are subject either to stamp duty at a rate of 50 pence per £100 or to stamp duty reserve tax (SDRT) at a rate of 0.5 per cent. Conversions of Rio Tinto plc shares into Rio Tinto plc ADSs will be subject to additional SDRT at a rate of 1.5 per cent on all transfers to the Depositary or its nominee.

Australian taxation of shareholdings in
Rio Tinto Limited
Dividends
US holders are not normally liable to Australian withholding tax on dividends paid by Rio Tinto Limited because such dividends are normally fully ‘franked’ under the Australian dividend imputation system, meaning that they are paid out of income that has borne Australian income tax. Any ‘unfranked’ dividends would suffer Australian withholding tax which under the Australian income tax convention is limited to 15 per cent of the gross dividend.

Capital gains
US holders are not normally subject to any Australian tax on the disposal of Rio Tinto Limited ADSs or shares unless they have been used in carrying on a trade or business wholly or partly through a permanent establishment in Australia, or the gain is in the nature of income sourced in Australia.

Gift, estate and inheritance tax
Australia does not impose any gift, estate or inheritance taxes in relation to gifts of shares or upon the death of a shareholder.

Stamp duty
An issue or transfer of Rio Tinto Limited ADSs or a transfer of Rio Tinto Limited shares does not require the payment of Australian stamp duty.

US Federal income tax Dividends
Dividends on the Group’s ADSs and shares will generally be treated as dividend income for purposes of US Federal income tax. In the case of dividends paid by Rio Tinto plc the income will be the net dividend plus the tax credit and in the case of Rio Tinto Limited the income will be the net dividend plus, in the event of a dividend not being fully franked, the withholding tax.
     Dividend income will not be eligible for the dividends received deduction allowed to US corporations.
     US holders eligible to benefit from the Conventions will be able to claim the tax credit in the case of dividends from Rio Tinto plc and any withholding tax in the case of dividends from Rio Tinto Limited as a US foreign tax credit for purposes of US Federal income tax. To qualify for such a credit, a US holder must make an election on Form 8833 (Treaty Based Return Position Disclosure), which must be filed with the holder’s tax return, in addition to any other filings that may be required.
     Under the new UK income tax treaty published in 2001, but not yet ratified, US holders would not be entitled to claim the tax credit and accordingly there would be no deemed UK withholding tax and so no associated US foreign tax credit. The new UK income tax treaty would generally be effective, in respect of taxes withheld at source, for amounts paid or credited on or after the first day of the second month after it is ratified. Other provisions of the new UK income tax treaty would generally become effective on 1 January after it is ratified. A US holder would, however, be entitled to elect to defer the provision of the new UK income tax treaty in their entirety for a period of 12 months from when they become effective. Dividends will be dealt with as income from sources from outside the US but will, for US foreign tax credit limitation purposes, generally be ‘passive income’ or ‘financial services income’.

EXCHANGE CONTROLS
Rio Tinto plc
At present, there are no UK foreign exchange control or other restrictions on the export or import of capital or on the payment of dividends to non resident holders of Rio Tinto plc shares or the conduct of Rio Tinto plc’s operations.
     There are no restrictions under Rio Tinto plc’s memorandum and articles of association or under English law that limit the right of non resident or foreign owners to hold or vote Rio Tinto plc’s shares.

Rio Tinto 2002 Annual report and financial statements   67

Back to Contents

SHAREHOLDER INFORMATION

Shareholder information continued

Rio Tinto Limited
Under existing Australian legislation, the Reserve Bank of Australia does not restrict the import and export of funds, and no permission is required by Rio Tinto Limited for the movement of funds into or out of Australia, except that restrictions apply to certain transactions relating to the following:

(a)	the Government and nationals of Iraq;
(b)	the National Union for the Total Independence of Angola UNITA); and
(c)	supporters of the former government of the Federal Republic of Yugoslavia.

Members of the general public are also required to report the sending of A$10,000 or more in currency out of Australia to the Australian Transaction and Reports Analysis Centre. Rio Tinto Limited must also deduct withholding tax from foreign remittances of dividends (to the extent that they are unfranked) and of interest payments.
     There are no limitations, either under the laws of Australia or under the constitution of Rio Tinto Limited, on the right of non residents, other than the Foreign Acquisitions and Takeovers Act 1975 (‘the Takeovers Act’). The Takeovers Act may affect the right of non Australian residents, including US residents, to acquire or hold Rio Tinto Limited shares but does not affect the right to vote, or any other right associated with, any Rio Tinto Limited shares held in compliance with its provisions.
     Under the Takeovers Act, a foreign person must notify the Treasurer of the Commonwealth of Australia of a proposal to acquire a “substantial shareholding” in an Australian corporation, which involves a person, together with associates, holding 15 per cent or more of the issued shares or voting power of the corporation. In addition, acquisition or issue of shares (including an option to acquire shares) in a corporation that carries on an Australian business (such as Rio Tinto Limited) which would result in foreign persons “controlling” the corporation, or a change in the foreign persons “controlling” it, is also subject to prior notification to, and review and approval by, the Treasurer, who may refuse approval if satisfied that the result would be contrary to the Australian national interest. A foreign person will “control” a corporation if it, together with associates, holds 15 per cent or more of the issued shares or voting power, and the Treasurer is satisfied that it is in a position to determine the policy of the corporation, and a number of foreign persons will “control” a corporation if it, together with associates, holds 40 per cent or more of the issued shares or voting power, and the Treasurer is satisfied that it is in a position to determine the policy of the corporation.
     In the context of the Takeovers Act, a ‘foreign person’ is:

(a)	an individual not ordinarily resident in Australia;
(b)	any corporation or trust in which there is a substantial foreign interest.
Unless the Treasurer in the particular circumstances deems otherwise, a “substantial foreign interest” in a corporation is an interest of 15 per cent or more in the ownership of voting power by a single foreign interest either alone or together with associates, or an interest of 40 per cent or more in aggregate in the ownership or voting power by more than one foreign interest and the associates of any of them.
     If a single foreign interest (either alone or together with associates) holds a beneficial interest in 15 per cent or more of the capital or income of a trust, or if two or more foreign interests (and any associates) together hold 40 per cent or more, there will be a substantial foreign interest in the trust. A beneficiary under a discretionary trust is deemed, for this purpose, to hold a beneficial interest in the maximum percentage that could be distributed to the beneficiary.
     In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to Rio Tinto Limited. There are no other statutory or regulatory provisions of Australian law or ASX requirements that restrict foreign ownership or control of Rio Tinto Limited.

DUAL LISTED COMPANIES STRUCTURE
On 20 December 1995, Rio Tinto shareholders approved the terms of the dual listed companies merger (‘the DLC merger’) which was designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies. As a condition of its approval of the DLC merger, the Australian Government required Rio Tinto plc to reduce its shareholding in Rio Tinto Limited to 39 per cent by the end of 2005. The current holding is approximately 38 per cent.
     Following the approval of the DLC merger, both Companies entered into a DLC Merger Sharing Agreement (‘the Sharing Agreement’) through which each Company agreed:

(a)	to ensure that the businesses of Rio Tinto plc and Rio Tinto Limited are managed on a unified basis,
(b)	to ensure that the boards of directors of each Company are the same, and
(c)	to give effect to certain arrangements designed to provide shareholders of each Company with a common economic interest in the combined enterprise. In order to achieve this latter objective the Sharing Agreement provided for the ratio of dividend, voting and capital distribution rights attached to each Rio Tinto plc share and to each Rio Tinto Limited share to be fixed in an Equalisation Ratio which has remained unchanged at 1:1. The Sharing Agreement has provided for this ratio to be revised in special circumstances where for example legislation permits certain modifications to the share capital of one Company, such as rights issues, bonus issues, share splits and share consolidations, but not to the share capital of the other.

Dividend rights
The Sharing Agreement provides for dividends paid on Rio Tinto plc and Rio Tinto

Limited shares to be equalised on a net cash basis, that is without taking into account any associated tax credits. Dividends are determined in US dollars and are then, except for ADR holders, translated and paid in sterling and Australian dollars. The Companies are also required to announce and pay their dividends and other distributions as close in time to each other as possible.
     In the unlikely event that one Company did not have sufficient distributable reserves to pay the equalised dividend (or the equalised capital distribution), it would be entitled to receive a ‘top-up payment’ from the other Company. The top-up payment could be made either as a dividend on the DLC Dividend Share or by way of a contractual payment.
     If the payment of an equalised dividend would contravene the law applicable to one of the Companies then they may depart from the Equalisation Ratio. However should such a departure occur then the relevant Company will put aside reserves to be held for payment on the relevant shares at a later date.
     Rio Tinto shareholders have no direct rights to enforce the dividend equalisation provisions of the Sharing Agreement.

Voting rights
In principle the Sharing Agreement provides for the public shareholders of Rio Tinto plc and Rio Tinto Limited to vote as a joint electorate on all matters which affect shareholders of both Companies in similar ways. These are referred to as ‘Joint Decisions’. Such Joint Decisions include the creation of new classes of share capital, the appointment or removal of directors and auditors and the receiving of annual financial statements. Joint Decisions are voted on a poll.
     The Sharing Agreement also provides for the protection of the public shareholders of each Company by treating the shares issued by each Company as if they were separate classes of shares issued by a single company. So decisions that do not affect the shareholders of both Companies equally require the separate approval of the shareholders of both Companies.
     Exceptions to these principles can arise in situations such as where legislation requires the separate approval of a decision by the appropriate majority of shareholders in one Company and where approval of the matter by shareholders of the other Company is not required.
     To facilitate the joint voting arrangements each Company has entered into shareholder voting agreements. Each Company has issued a Special Voting Share to a special purpose company held in trust by a common trustee. Rio Tinto plc has issued its Special Voting Share (RTP Special Voting Share) to RTL Shareholder SVC and Rio Tinto Limited has issued its Special Voting Share (RTL Special Voting Share) to RTP Shareholder SVC. The total number of votes cast on Joint Decisions by the public shareholders of one Company are voted by the relevant special purpose company at the parallel meeting of the other Company.

68   Rio Tinto 2002 Annual report and financial statements

Back to Contents

SHAREHOLDER INFORMATION

In exceptional circumstances, certain public shareholders of the Companies can be excluded from voting at the respective Company’s general meetings (because they have acquired shares in one Company in excess of a given threshold without making an offer for all the shares in the other Company). If this should occur, the votes cast by the special purpose companies will disregard the votes of excluded shareholders.
     Following the Companies general meetings the overall results of the voting on Joint Decisions and the results of voting on separate decisions will be announced to the stock exchanges, published on the Rio Tinto website and advertised in the Financial Times and The Australian newspapers as soon as they are known. The results of the 2003 annual general meetings may also be obtained on the appropriate shareholder helpline (Rio Tinto plc: Freephone 0800 435021, and Rio Tinto Limited toll free 1800 813 292).

Rio Tinto plc
At a Rio Tinto plc shareholders’ meeting at which a Joint Decision will be considered, each Rio Tinto plc share will carry one vote and the holder of its Special Voting Share will have one vote for each vote cast by the public shareholders of Rio Tinto Limited. The holder of the Special Voting Share is required to vote strictly and only in accordance with the votes cast by public shareholders for and against the equivalent resolution at the parallel Rio Tinto Limited shareholders’ meeting.
     The public shareholders of Rio Tinto Limited do not actually hold any voting shares in Rio Tinto plc by virtue of their holding in Rio Tinto Limited and cannot enforce the voting arrangements relating to the Special Voting Share.

Rio Tinto Limited
At a Rio Tinto Limited shareholders’ meeting at which a Joint Decision will be considered, each Rio Tinto Limited share will carry one vote and the holder of its Special Voting Share will carry one vote cast, for and against, by the public shareholders of Rio Tinto plc in their parallel meeting. The holder of the Special Voting Share is required to vote strictly and only in accordance with the votes cast for and against the equivalent resolution at the parallel Rio Tinto plc shareholders’ meeting.
     The public shareholders of Rio Tinto plc do not actually hold any voting shares in Rio Tinto Limited by virtue of their holding in Rio Tinto plc and cannot enforce the voting arrangements relating to the Special Voting Share.

Capital distribution rights
If either of the Companies goes into liquidation, the Sharing Agreement provides for a valuation to be made of the surplus assets of both Companies. If the surplus assets available for distribution by one Company on each of the shares held by its public shareholders exceed the surplus assets available for distribution by the other

Company on each of the shares held by its public shareholders then an equalising payment between the two Companies shall be made, to the extent permitted by applicable law, such that the amount available for distribution on each Share held by public shareholders of each Company conforms to the Equalisation Ratio. The objective is to ensure that the public shareholders of both Companies have equivalent rights to the assets of the combined Group.
     The Sharing Agreement does not grant any enforceable rights to the shareholders of either Company upon liquidation of a Company.

Limitations on ownership of shares and merger obligations
The laws and regulations of the UK and Australia impose certain restrictions and obligations on persons who control interests in public quoted companies in excess of certain thresholds that, under certain circumstances, include obligations to make a public offer for all of the outstanding issued shares of the relevant company. The threshold applicable to Rio Tinto plc under UK law and regulations is 30 per cent and to Rio Tinto Limited under Australian law and regulations is 20 per cent.
     Following the DLC merger, the memorandum and articles of association of Rio Tinto plc and the constitution of Rio Tinto Limited were amended with the intention of extending these laws and regulations to the combined enterprise and in particular to ensure that a person cannot exercise control over one Company without having made offers to the public shareholders of both Companies. The articles of association of Rio Tinto plc and the constitution of Rio Tinto Limited impose restrictions on any person who controls, directly or indirectly, 20 per cent or more of the votes on a Joint Decision. If, however, such a person only has an interest in Rio Tinto Limited or Rio Tinto plc, then the restrictions will only apply if they control, directly or indirectly, 30 per cent or more of the votes at their general meetings.
     If one of the thresholds specified above is breached then, subject to certain limited exceptions and notification by the relevant Company, such persons (i) may not attend or vote at general meetings of the relevant Company; (ii) may not receive dividends or other distributions from the relevant Company; and (iii) may be divested of their interest by the directors of the relevant Company. These restrictions will continue to apply until such persons have either made a public offer for all of the publicly held shares of the other Company or have reduced their controlling interest below the thresholds specified or have acquired through a permitted means at least 50 per cent of the voting rights of all the shares held by the public shareholders of each company.
     These provisions are designed to ensure that offers for the publicly held shares of both Companies would be required to avoid the restrictions set forth above, even if the interests which breach the thresholds are only held in one of the Companies.
     Under the Sharing Agreement, the Companies agree to cooperate to enforce the restrictions contained in their articles of association and constitution and also agree that no member of the Rio Tinto Group shall accept a third party offer for Rio Tinto Limited shares unless such acceptance is approved by a Joint Decision of the public shareholders of both Companies.

Guarantees
On 21 December 1995, each Company entered into a Deed Poll Guarantee in favour of creditors of the other Company. Pursuant to the Deed Poll Guarantees, each Company guaranteed the contractual obligations of the other Company (and the obligations of other persons which are guaranteed by the other Company), subject to certain limited exceptions. Beneficiaries under the Deed Poll Guarantees may make demand upon the guarantor thereunder without first having recourse to the Company or persons whose obligations are being guaranteed. The obligations of the guarantor under each Deed Poll Guarantee expire upon termination of the Sharing Agreement and under other limited circumstances, but only in respect of obligations arising after such termination and, in the case of other limited circumstances, the publication and expiry of due notice. The shareholders of the Companies cannot enforce the provision of the Deed Poll Guarantees.

SUPPLEMENTARY INFORMATION General shareholder enquiries
Computershare Investor Services PLC and Computershare Investor Services Pty Limited are the registrars for Rio Tinto plc and Tinto Limited, respectively. All enquiries and correspondence concerning your shareholding (other than shares held in ADR form) should be directed to the respective registrar. Their addresses and telephone numbers are given under Useful addresses on the inside back cover. Shareholders should notify Computershare promptly in writing of any change of address.
     All enquiries concerning shares held in ADR form should be directed to the Bank of New York, whose address and telephone number is also given under Useful addresses.
     Shareholders can obtain details about their own shareholding on the internet. Full details, including how to gain secure access to this personalised enquiry facility, are given on the Computershare website: www.computershare.com

Consolidation of share certificates
If your certificated shareholding in Rio Tinto plc is represented by several individual share certificates, you may wish to have these replaced by one consolidated certificate; there is no charge for this service. You should send your share certificates to Computershare together with a letter of instruction.

Rio Tinto 2002 Annual report and financial statements    69

Back to Contents

SHAREHOLDER INFORMATION

Shareholder information continued

Share certificates – name change
Share certificates in the name of The RTZ Corporation PLC remain valid notwithstanding the name change to Rio Tinto plc in 1997.

Share warrants to bearer
All outstanding share warrants to bearer of Rio Tinto plc have been converted into registered ordinary shares under the terms of a Scheme of Arrangement sanctioned by the Court in 2001. Holders of any outstanding share warrants to bearer should contact the company secretary, Rio Tinto plc for an application form in order to obtain their rights to registered ordinary shares.

Low cost share dealing service
Stocktrade operates the Rio Tinto low cost share dealing service which provides Rio Tinto plc shareholders with a simple telephone facility for buying and selling their Rio Tinto shares. Basic commission is 0.5 per cent up to £10,000, reducing to 0.2 per cent thereafter (subject to a minimum commission of £15). Further information is available from Stocktrade, a division of Brewin Dolphin Securities which is authorised and regulated by the Financial Services Authority, whose details are given under Useful addresses.
     Some transactions may be subject to the money laundering regulations and you may be required to provide certain personal details to Stocktrade prior to any purchase or sale of shares.

Individual Savings Account (ISA)
Stocktrade offers an ISA for UK residents wishing to hold Rio Tinto plc shares in an ISA account. Existing PEPs or ISAs may also be transferred to Stocktrade.
     Further information on ISAs can be obtained from Stocktrade whose details are given under Useful addresses.

Corporate nominee service
Computershare in conjuction with Rio Tinto plc, have introduced a corporate nominee service for private individuals. Further information can be obtained from Computershare.

Publication of financial statements
Shareholders wishing to receive the Annual report and financial statements and/or the Annual review in electronic rather than paper form should register their instruction on the Computershare website.

Unsolicited mail
Rio Tinto is aware that some shareholders have had occasion to complain of the use, for their own purposes, by outside organisations information obtained from the Companies’ share registers. Rio Tinto, like other companies, cannot by law refuse to supply such information provided that the organisation concerned pays the appropriate statutory fee.

     If you are resident in the UK and wish to stop receiving unsolicited mail then you should register with The Mailing Preference Service, telephone: 020 7291 3310 or you may prefer to write to:
The Mailing Preference Service
Freepost 22,
London W1E 7EZ

70    Rio Tinto 2002 Annual report and financial statements

Back to Contents

OTHER DISCLOSURES

Other Disclosures

Major Shareholders and Related Party Transactions
Major shareholders
As far as is known, Rio Tinto plc is not directly or indirectly owned or controlled by another corporation or by any government, and as of 14 February 2003 it was not aware of any persons owning more than three per cent of its shares. Rio Tinto plc does not know of any arrangements which may result in a change in its control. As of 14 February 2003, the total amount of the voting securities owned by the directors of Rio Tinto plc as a group was 284,370 Ordinary shares of 10p each representing less than one per cent of the number of shares in issue.
     As far as is known, Rio Tinto Limited, with the exception of the arrangements described under the “Dual Listed Companies Structure” on page 68, is not directly or indirectly owned or controlled by another corporation or by any government. As of 14 February 2003, the only person known to Rio Tinto Limited as owning more than five per cent of its shares was Tinto Holdings Australia Pty Limited with 187,439,520 shares, representing 37.6 per cent. Rio Tinto Limited does not know of any arrangements which may result in a change in its control. As of 14 February 2003, the total amount of the voting securities owned by the directors of Rio Tinto Limited as a group was 197,047 shares representing less than one per cent of the number in issue.

Related party transactions
Details of the Group’s material related party transactions are set out in note 38 on page 120 of the financial statements.
     As stated on page 30 the Group’s financial statements show the full extent of the Group’s financial commitments including debt and similar exposures. It has never been the Group’s practice to engineer financial structures as a way of avoiding disclosure. Substance rather than form is a fundamental principle of Rio Tinto’s reporting.

Financial information
Legal proceedings
Neither Rio Tinto plc nor Rio Tinto Limited nor any of their subsidiaries is a defendant in any proceedings which the directors believe will have a material effect on either Company’s financial position and results of operations.

Dividends
The Group’s policy on dividend distributions is set out under Shareholder information on page 65.

Post balance sheet events
There have been no significant post balance sheet events.

The Offer and listing
Share prices and details of the markets on which the Group’s shares are traded are set out under Shareholder information on page 65.

Additional information
Memorandum and articles of association
Rio Tinto plc adopted new articles of association by Special Resolution passed on 11 April 2002 and Rio Tinto Limited amended its Constitution by Special Resolution on 18 April 2002. These resolutions dealt with the creation of a new special purpose share in each Company called the “DLC Dividend Share”. The objective of these shares is to provide improved internal funds management flexibility to the Rio Tinto Group by allowing dividends to be paid between the two parts of the Group. Neither share has any rights attaching to it, other than the right to dividends as declared by the boards. The resolutions also dealt with some relatively minor technical amendments.

Exchange controls
At present, there are no exchange controls or other restrictions that affect remittance of the Group’s dividends to US residents, but see Shareholder information on page 67 for controls on remittances from Australia to certain specific territories.
     There are no restrictions under Rio Tinto plc’s memorandum and articles of association or under English law that limit the right of non resident or foreign owners to hold or vote its shares. Nor are there any restrictions under Rio Tinto Limited’s constitution or under Australian law that limit the right of non residents to hold or vote its shares, except than under the Foreign Acquisitions and Takeovers Act 1975, see Shareholder information on page 68 for details.

Taxation
See Shareholder information on page 67 for information regarding the tax consequences of holding the Group’s ADSs and shares by US residents.

Quantitative and Qualitative Disclosures about Market Risk
The Rio Tinto Group’s policies for currency, interest rate and commodity price exposures, and the use of derivative financial instruments are discussed in the Financial review on pages 31 and 32. In addition, the Group’s quantitative and qualitative disclosures about market risk are set out in note 28 to the Financial statements on page 105.

Defaults, Dividend Arrearages and Delinquencies
There are no defaults, dividend arrearages or delinquencies.

Material Modification to the Rights of Security Holders and Use of Proceeds
There are no material modifications to the rights of security holders.

Rio Tinto 2002 Annual report and financial statements    71

Back to Contents

2002 FINANCIAL STATEMENTS

72   Rio Tinto 2002 Annual report and financial statements

Back to Contents

PROFIT AND LOSS ACCOUNT

Profit and loss account Years ended 31 December

2002 A$m		2001 A$m		2002 £m		2001 £m			Note	2002 US$m		2001 US$m

19,945		20,187		7,219		7,249		Gross turnover (including share of joint ventures and associates)		10,828		10,438

(3,061)		(3,118)		(1,108)		(1,119)		Share of joint ventures’ turnover		(1,662)		(1,612)
(1,332)		(1,304)		(482)		(468)		Share of associates’ turnover		(723)		(674)

15,552		15,765		5,629		5,662		Consolidated turnover		8,443		8,152
								Net operating costs (including exceptional charges
(14,021)		(12,745)		(5,075)		(4,576)		of US$1,078 million (2001: US$715 million))	2	(7,612)		(6,590)

1,531		3,020		554		1,086		Group operating profit		831		1,562
								Share of operating profit of joint ventures (including
980		1,071		355		385		exceptional charges of US$		532		554
440		420		159		151		Share of operating profit of associates		239		217
–		104		–		38		Profit on disposal of interest in joint venture		–		54

2,951		4,615		1,068		1,660		Profit on ordinary activities before interest		1,602		2,387
(437)		(671)		(158)		(241)		Net interest payable	5	(237)		(347)
(99)		(110)		(36)		(40)		Amortisation of discount	6	(54)		(57)

2,415		3,834		874		1,379		Profit on ordinary activities before taxation		1,311		1,983
								Taxation (including tax relief on exceptional charges
(1,304)		(1,389)		(472)		(499)		of US$42 million (2001: US$132 million))	7	(708)		(718)

1,111		2,445		402		880		Profit on ordinary activities after taxation		603		1,265
								Attributable to outside shareholders (equity)
88		(360)		32		(129)		(including exceptional charges of US$173 million)		48		(186)

1,199		2,085		434		751		Profit for the financial year (net earnings)		651		1,079

(1,521)		(1,570)		(551)		(564)		Dividends to shareholders	8	(826)		(812)

(322)		515		(117)		187		Retained (loss)/profit for the financial year		(175)		267

87.1	c	151.6	c	31.5	p	54.6	p	Earnings per ordinary share	9	47.3	c	78.5	c
204.7	c	233.6	c	74.1	p	84.1	p	Adjusted earnings per ordinary share	9	111.2	c	120.9	c

								Dividends per share to Rio Tinto shareholders	8
				37.47	p	41.68	p	– Rio Tinto plc		60.0	c	59.0	c
105.93	c	115.27	c					– Rio Tinto Limited		60.0	c	59.0	c

(a)	Diluted earnings per share figures are 0.1 US cents (2001: 0.2 US cents) lower than the earnings per share figures above.
(b)	The results for both years relate wholly to continuing operations.
(c)	The profit for the financial year is stated after exceptional charges; these are added back in the table below to arrive at adjusted earnings.

2002 A$m	2001 A$m	2002 £m	2001 £m		Note	2002 US$m	2001 US$m

1,199	2,085	434	751	Profit for the financial year (net earnings)		651	1,079
				Exceptional charges impact on the above
				profit and loss account as follows:
(1,801)	(1,383)	(652)	(497)	Asset write downs		(978)	(715)
(214)		(77)	–	Environmental remediation charge		(116)	–
77	255	28	92	Taxation		42	132
319		115	–	Attributable to outside shareholders (equity)		173	–

(1,619)	(1,128)	(586)	(405)	Net exceptional charge	4	(879)	(583)

2,818	3,213	1,020	1,156	Adjusted earnings		1,530	1,662

Rio Tinto 2002 Annual report and financial statements    73

Back to Contents

CASH FLOW STATEMENT

Cash flow statement Years ended 31 December

2002 A$m	2001 A$m	2002 £m	2001 £m		Note	2002 US$m	2001 US$m

5,774	5,350	2,090	1,922	Cash flow from operating activities (see below)		3,134	2,767

945	1,050	342	377	Dividends from joint ventures		513	543
177	203	64	73	Dividends from associates		96	105

6,896	6,603	2,496	2,372	Total cash flow from operations		3,743	3,415

147	124	53	45	Interest received		80	64
(486)	(648)	(176)	(233)	Interest paid		(264)	(335)
(216)	(153)	(78)	(55)	Dividends paid to outside shareholders		(117)	(79)

(555)	(677)	(201)	(243)	Returns on investment and servicing of finance		(301)	(350)

(1,330)	(1,189)	(481)	(427)	Taxation		(722)	(615)

(2,387)	(2,613)	(864)	(938)	Purchase of property, plant and equipment		(1,296)	(1,351)
(252)	(153)	(91)	(55)	Funding of Group share of joint ventures’ & associates’ capital expenditure	13	(137)	(79)
(11)	25	(4)	9	Other funding of joint ventures & associates (advanced)/repaid	13	(6)	13
(228)	(255)	(83)	(92)	Exploration and evaluation expenditure	11	(124)	(132)
29	48	11	17	Sale of property, plant and equipment		16	25
(595)	(104)	(215)	(38)	Purchases less sales of other investments		(323)	(54)

(3,444)	(3,052)	(1,246)	(1,097)	Capital expenditure and financial investment		(1,870)	(1,578)

(195)	(1,853)	(71)	(665)	Purchase of subsidiaries, joint arrangements, joint ventures & associates	35	(106)	(958)
429	578	155	208	Sale of subsidiaries, joint ventures & associates	35	233	299

234	(1,275)	84	(457)	Acquisitions less disposals		127	(659)

(1,746)	(1,553)	(632)	(558)	Equity dividends paid to Rio Tinto shareholders		(948)	(803)

				Cash inflow/(outflow) before management of liquid
55	(1,143)	20	(410)	resources and financing		29	(590)

392	(35)	142	(13)	Net cash inflow/(outflow) from management of liquid resources	23	213	(18)
29	14	10	5	Ordinary shares in Rio Tinto issued for cash		15	7
39	–	15	–	Ordinary shares in subsidiaries issued to outside shareholders		22	–
(753)	1,240	(273)	445	Loans (repaid) less received	23	(409)	641

(293)	1,219	(106)	437	Management of liquid resources and financing		(159)	630

(238)	76	(86)	27	(Decrease)/increase in cash	23	(130)	40

				Cash flow from operating activities
1,531	3,020	554	1,086	Group operating profit		831	1,562
1,986	1,383	719	497	Exceptional charges (all non cash items)		1,078	715

3,517	4,403	1,273	1,583			1,909	2,277
1,757	1,797	636	645	Depreciation and amortisation	2	954	929
239	251	87	90	Exploration and evaluation charged against profit	11	130	130
107	193	39	69	Provisions	20	58	100
(217)	(286)	(79)	(103)	Utilisation of provisions	20	(118)	(148)
157	(439)	57	(158)	Change in inventories		85	(227)
291	(244)	105	(88)	Change in accounts receivable and prepayments		158	(126)
(105)	(93)	(38)	(33)	Change in accounts payable and accruals		(57)	(48)
28	(232)	10	(83)	Other items		15	(120)

5,774	5,350	2,090	1,922	Cash flow from operating activities		3,134	2,767

74   Rio Tinto 2002  Annual report and financial statements

Back to Contents

BALANCE SHEET

Balance sheet At 31 December

2002	2001	2002	2001			2002	2001
	Restated		Restated				Restated
A$m	A$m	£m	£m		Note	US$m	US$m

				Intangible fixed assets
1,791	1,998	633	704	Goodwill	10	1,015	1,022
101	108	36	38	Exploration and evaluation	11	57	55

1,892	2,106	669	742			1,072	1,077
				Tangible fixed assets
21,503	22,506	7,600	7,934	Property, plant and equipment	12	12,183	11,512

				Investments
5,487	5,490	1,939	1,935	Share of gross assets of joint ventures	13	3,109	2,808
(2,097)	(2,199)	(741)	(775)	Share of gross liabilities of joint ventures	13	(1,188)	(1,125)

3,390	3,291	1,198	1,160			1,921	1,683
1,158	1,187	409	418	Investments in associates/other investments	13	656	607

4,548	4,478	1,607	1,578	Total investments		2,577	2,290

27,943	29,090	9,876	10,254	Total fixed assets		15,832	14,879

				Current assets
2,651	2,897	937	1,021	Inventories	15	1,502	1,482
				Accounts receivable and prepayments
2,820	3,546	997	1,250	Falling due within one year	16	1,598	1,814
1,131	1,320	400	465	Falling due after more than one year	16	641	675

3,951	4,866	1,397	1,715	Total accounts receivable		2,239	2,489
540	22	191	8	Investments	17	306	11
574	1,327	203	468	Cash	17	325	679

7,716	9,112	2,728	3,212	Total current assets		4,372	4,661

				Current liabilities
(5,941)	(7,497)	(2,100)	(2,643)	Short term borrowings	18	(3,366)	(3,835)
(3,484)	(3,859)	(1,231)	(1,360)	Accounts payable and accruals	19	(1,974)	(1,974)

(9,425)	(11,356)	(3,331)	(4,003)	Total current liabilities		(5,340)	(5,809)

(1,709)	(2,244)	(603)	(791)	Net current liabilities		(968)	(1,148)

26,234	26,846	9,273	9,463	Total assets less current liabilities		14,864	13,731

				Liabilities due after one year
(4,780)	(5,017)	(1,689)	(1,768)	Medium and long term borrowings	22	(2,708)	(2,566)
(537)	(198)	(190)	(70)	Accounts payable and accruals	19	(304)	(101)

(6,375)	(6,244)	(2,253)	(2,201)	Provisions for liabilities and charges	20	(3,612)	(3,194)
(1,373)	(1,617)	(485)	(571)	Outside shareholders’ interests (equity)		(778)	(827)

13,169	13,770	4,656	4,853			7,462	7,043

				Capital and reserves
				Share capital
272	301	96	106	– Rio Tinto plc	24	154	154
1,440	1,431	509	504	– Rio Tinto Limited (excl. Rio Tinto plc interest)	24	816	732
2,842	3,128	1,004	1,103	Share premium account	25	1,610	1,600
535	575	189	203	Other reserves	25	303	294
8,080	8,335	2,858	2,937	Profit and loss account	25	4,579	4,263

13,169	13,770	4,656	4,853	Equity shareholders’ funds		7,462	7,043

The financial statements on pages 73 to 128 were approved by the directors on 20 February 2003 and signed on their behalf by

G R Elliott	R P Wilson

Rio Tinto 2002  Annual report and financial statements   75

Back to Contents

RECONCILIATION WITH AUSTRALIAN GAAP

Reconciliation with Australian GAAP 31 December

2002		2001		2002		2001			2002		2001
		Restated				Restated					Restated
A$m		A$m		£m		£m			US$m		US$m

2,818		3,213		1,020		1,156		Adjusted earnings reported under UK GAAP	1,530		1,662
(1,619)		(1,128)		(586)		(405)		Exceptional charges	(879)		(583)

1,199		2,085		434		751		Net earnings under UK GAAP	651		1,079
								Increase/(decrease) net of tax in respect of:
(308)		(327)		(111)		(117)		Goodwill amortisation	(167)		(169)
(35)		–		(13)		–		Asset write downs	(19)		–
(24)		6		(9)		2		Taxation	(13)		3
6		(12)		2		(7)		Other	3		(7)

838		1,752		303		629		Net profits attributable to members under Australian GAAP	455		906

60.9	c	127.4	c	22.0	p	45.7	p	Earnings per ordinary share under Australian GAAP	33.1	c	65.9	c

Diluted earnings per share under Australian GAAP are 0.1 US cents (2001: 0.1 US cents) less than the above earnings per share figures.

Net earnings under the generally accepted accounting principles in the United Kingdom (UK GAAP), are stated after exceptional charges of US$879 million relating to asset write downs and environmental remediation. In 2001, there was an exceptional charge for asset write downs of US$583 million. Under the generally accepted accounting principles in Australia (Australian GAAP), these items total US$898 million (2001: US$583 million). However, the concept of Adjusted earnings does not exist under Australian GAAP.

13,169	13,770	4,656	4,853	Shareholders’ funds under UK GAAP (2001 as restated)	7,462	7,043
				Increase/(decrease) net of tax in respect of:
1,843	2,399	651	846	Goodwill	1,044	1,227
131	169	46	60	Taxation	74	87
(41)	(43)	(14)	(15)	Other	(23)	(22)

15,102	16,295	5,339	5,744	Shareholders’ funds under Australian GAAP	8,557	8,335

The Group’s financial statements have been prepared in accordance with UK GAAP which differ in certain respects from Australian GAAP. These differences relate principally to the following items, and the effect of each of the adjustments to net earnings and shareholders’ funds that would be required under Australian GAAP is set out above.

Goodwill
For 1997 and prior years, UK GAAP permitted the write off of purchased goodwill on acquisitions directly against reserves. Under Australian GAAP, goodwill is capitalised and amortised by charges against income over the period during which it is expected to be of benefit, subject to a maximum of 20 years. Goodwill previously written off directly to reserves in the UK GAAP financial statements has been reinstated and amortised for the purpose of the reconciliation statements.

For acquisitions in 1998 and subsequent years, goodwill is capitalised under UK GAAP, in accordance with Financial Reporting Standard 10 (FRS 10). Adjustments are required for Australian GAAP purposes where such capitalised goodwill is amortised over periods exceeding 20 years in the UK GAAP accounts.

Taxation
Rio Tinto has implemented FRS 19, the new UK accounting standard on deferred tax. This has resulted in a prior year adjustment under UK GAAP, which reduced shareholders’ funds at 1 January 2001 by US$133 million. Of this amount, US$46 million results from the requirement under FRS 19 to provide in full for deferred taxation on most timing differences. These additional provisions were already recognised under Australian GAAP.

The remaining US$87 million of the prior year adjustment relates to features of FRS 19 that give rise to new variations from Australian GAAP. Accordingly, this element of the prior year adjustment has been reversed in arriving at Australian GAAP shareholders’ funds. These variations, which also affect the determination of earnings under Australian GAAP, relate principally to the following
(a)	Under FRS 19, provision for the taxes arising on remittances of earnings can only be made if the dividends have been accrued or if there is a binding agreement for the distribution of the earnings. Under Australian GAAP, provision must be made for tax arising on expected future remittances of past earnings.
(b)	Under FRS 19, tax benefits associated with goodwill charged directly to reserves, in 1997 and previous years, must be accumulated in the deferred tax provision. This means that the tax benefits are not included in earnings until the related goodwill is charged through the profit and loss account on disposal or closure. For Australian GAAP, no provision is required for such deferred tax because the goodwill that gave rise to these tax benefits was capitalised and gives rise to amortisation charges against profit.

Asset write downs
Under Australian GAAP, asset write downs are US$19 million higher because the relevant carrying values include goodwill that was eliminated directly against reserves in the year of acquisition for UK GAAP purposes.

76   Rio Tinto 2002  Annual report and financial statements

Back to Contents

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

Statement of total recognised gains and losses Years ended 31 December

2002	2001	2002	2001		2002	2001
	Restated		Restated			Restated
A$m	A$m	£m	£m		US$m	US$m

				Profit for the financial year
338	1,247	121	449	Subsidiaries	183	646
624	665	227	240	Joint ventures	339	344
237	173	86	62	Associates	129	89

1,199	2,085	434	751		651	1,079

				Adjustment on currency translation
(229)	213	(63)	(162)	Subsidiaries	560	(423)
(75)	34	(25)	(5)	Joint ventures	13	(22)
(4)	2	(2)	(1)	Associates	6	(4)

(308)	249	(90)	(168)		579	(449)

				Total recognised gains and losses relating to the financial year
109	1,460	58	287	Subsidiaries	743	223
549	699	202	235	Joint ventures	352	322
233	175	84	61	Associates	135	85

891	2,334	344	583		1,230	630

				Prior year adjustment (a)
(279)		(98)		Subsidiaries	(143)
20		7		Associates	10

(259)		(91)			(133)

				Total gains and losses recognised since the 2001 Annual report
(170)		(40)		Subsidiaries	600
549		202		Joint ventures	352
253		91		Associates	145

632		253			1,097

Reconciliation of movements in shareholders’ funds Years ended 31 December

2002	2001	2002	2001		2002	2001
	Restated		Restated			Restated
A$m	A$m	£m	£m		US$m	US$m

1,199	2,085	434	751	Profit for the financial year	651	1,079
(1,521)	(1,570)	(551)	(564)	Dividends	(826)	(812)

(322)	515	(117)	187		(175)	267
(308)	249	(90)	(168)	Adjustment on currency translation	579	(449)
29	27	10	10	Share capital issued	15	14

(601)	791	(197)	29		419	(168)
13,770	12,979	4,853	4,824	Opening shareholders’ funds, as restated (a)	7,043	7,211

13,169	13,770	4,656	4,853	Closing shareholders’ funds	7,462	7,043

(a)	Shareholders’ funds at 1 January 2002 were originally US$7,176 million, before deducting the prior year adjustment of US$133 million arising on implementation of FRS 19 (see note 1 (a)).

Rio Tinto 2002  Annual report and financial statements    77

Back to Contents

OUTLINE OF DUAL LISTED COMPANIES STRUCTURE

Outline of dual listed companies structure and basis of financial statements

The Rio Tinto Group
These are the financial statements of the Rio Tinto Group (the Group), formed through the merger of economic interests (merger) of Rio Tinto plc and Rio Tinto Limited, and presented by both Rio Tinto plc and Rio Tinto Limited as their consolidated accounts in accordance with both UK and Australian legislation and regulations.

Merger terms
On 21 December 1995, Rio Tinto plc and Rio Tinto Limited, which are listed respectively on stock exchanges in the UK and Australia, entered into a dual listed companies (DLC) merger. This was effected by contractual arrangements between the Companies and amendments to Rio Tinto plc’s Memorandum and Articles of Association and Rio Tinto Limited’s constitution.
As a result, Rio Tinto plc and Rio Tinto Limited and their respective groups operate together as a single economic enterprise, with neither assuming a dominant role. In particular, the arrangements:
–	confer upon the shareholders of Rio Tinto plc and Rio Tinto Limited a common economic interest in both groups;
–	provide for common boards of directors and a unified management structure;
–	provide for equalised dividends and capital distributions; and
–	provide for the shareholders of Rio Tinto plc and Rio Tinto Limited to take key decisions, including the election of directors, through an electoral procedure in which the public shareholders of the two Companies effectively vote on a joint basis.
The merger involved no change in the legal ownership of any assets of Rio Tinto plc or Rio Tinto Limited, nor any change in the ownership of any existing shares or securities of Rio Tinto plc or Rio Tinto Limited, nor the issue of any shares, securities or payment by way of consideration, save for the issue by each Company of one special voting share to a trustee company which provides the joint electoral procedure for public shareholders. During 2002, each of the parent Companies issued a DLC Dividend Share to facilitate the efficient management of funds within the DLC structure.

Accounting standards
The financial statements have been drawn up in accordance with UK accounting standards. The merger of economic interests is accounted for as a merger under FRS 6.

Australian Corporations Act
The financial statements are drawn up in accordance with an order, under section 340 of the Australian Corporations Act 2001, issued by the Australian Securities and Investments Commission on 9 April 2001. The main provisions of the order are that the financial statements are:
–	to be made out in accordance with UK requirements applicable to consolidated accounts;
–	to be expressed both in UK and Australian currencies; and
–	to include a reconciliation from UK GAAP to Australian GAAP (see page 76).

United Kingdom Companies Act
In order to present a true and fair view of the Rio Tinto Group, in accordance with FRS 6, the principles of merger accounting have been adopted. This represents a departure from the provision of the UK Companies Act 1985 which sets out the conditions for merger accounting based on the assumption that a merger is effected through the issue of equity shares.
     The main consequence of adopting merger rather than acquisition accounting is that the balance sheet of the merged Group includes the assets and liabilities of Rio Tinto Limited at their carrying values prior to the merger, subject to adjustments to achieve uniformity of accounting policies, rather than at their fair values at the date of the merger. In the particular circumstances of the merger, the effect of applying acquisition accounting cannot reasonably be quantified.
     In order that the financial statements should present a true and fair view, it is necessary to differ from the presentational requirements of the UK Companies Act 1985 by including amounts attributable to both Rio Tinto plc and Rio Tinto Limited public shareholders in the capital and reserves shown in the balance sheet and in the profit for the financial year. The UK Companies Act 1985 would require presentation of the capital and reserves and profit for the year attributable to Rio Tinto Limited public shareholders (set out in note 25) as a minority interest in the financial statements of the Rio Tinto Group. This presentation would not give a true and fair view of the effect of the Sharing Agreement under which the position of all public shareholders is as nearly as possible the same as if they held shares in a single company.

78   Rio Tinto 2002  Annual report and financial statements

Back to Contents
NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements

1	PRINCIPAL ACCOUNTING POLICIES

a	Basis of preparation
FRS 19 – ‘Deferred Tax’ has been adopted in 2002. Prior to the adoption of FRS 19, Rio Tinto provided for deferred tax where, in the opinion of the directors, it was probable that a timing difference would reverse within the foreseeable future. Under FRS 19, full provision is made for deferred taxation on all timing differences that have arisen but not reversed at the balance sheet date, except in limited circumstances.
The main exceptions are as follows:
–	Tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued or there is a binding agreement to distribute such past earnings (where previously the Group recognised such deferred tax to the extent that it was probable that a liability would crystallise).
–	Deferred tax is not recognised on revaluations of non monetary assets arising on acquisitions unless there is a binding agreement to sell the asset and the gain or loss expected to arise from the disposal has been recognised (where previously the Group recognised deferred tax in respect of such adjustments).
–	FRS 19 requires that provisions for deferred tax are made in respect of tax benefits related to goodwill that was charged directly to reserves on acquisitions made prior to 1998. Such provisions are released when the related goodwill is charged through the profit and loss account on disposal or closure. Under the previous accounting policy, such tax benefits were taken up in the profit and loss account in the year in which they were received.
The balance sheet at 31 December 2001 has been restated following the implementation of FRS 19, which has reduced shareholders’ funds by US$133 million. The restatement also included an increase in deferred tax provisions of US$57 million, an increase in the investment in associates of US$10 million and a reduction of US$86 million in property, plant and equipment. The application of FRS 19 did not impact significantly on net earnings for either 2002 or 2001. Accordingly, prior year earnings have not been restated.
The Group’s accounting policies comply with applicable UK accounting standards and, except for the implementation of FRS 19 as described above, are consistent with last year. As explained in the section headed Outline of dual listed companies’ structure and basis of financial statements, the accounting policies depart from the requirements of the UK Companies Act in order to provide a true and fair view of the merger between Rio Tinto plc and Rio Tinto Limited.

b	Basis of consolidation
The financial statements consist of the consolidation of the accounts of Rio Tinto plc and Rio Tinto Limited and their respective subsidiary undertakings (‘subsidiaries’). They are prepared on the historical cost basis, with no revaluations of fixed assets. The Group’s shares of the assets, liabilities, earnings and reserves of associated undertakings (‘associates’) and joint ventures are included in the Group financial statements using the equity and gross equity accounting methods respectively. The Group consolidates its own share of the assets, liabilities, income and expenditure of joint arrangements that are not entities.

c	Turnover
Turnover comprises sales to third parties at invoiced amounts, with most sales being priced ex works, free on board (fob) or cost, insurance and freight (cif). A large proportion of Group production is sold under medium to long term contracts and is included in sales when deliveries are made. Gross turnover shown in the profit and loss account includes the Group’s share of the turnover of joint ventures and associates.
By product revenues are included in turnover.

d	Currency translation
Transactions in foreign currencies are translated at the exchange rate ruling at the date of transaction or, where foreign currency forward contracts have been arranged, at contractual rates. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates, or at a contractual rate if applicable.
On consolidation, profit and loss account items are translated into US dollars at average rates of exchange. Balance sheet items are translated into US dollars at year end exchange rates. Certain non US resident companies, whose functional currency is the US dollar, account in that currency.
The Group finances its operations primarily in US dollars and a significant proportion of the Group’s US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Exchange gains and losses relating to US dollar debt impact on the profit and loss accounts of such subsidiaries. However, such exchange gains and losses are excluded from the Group’s profit and loss account on consolidation, with a corresponding adjustment to reserves. This means that financing in US dollars impacts in a consistent manner on the Group’s consolidated accounts irrespective of the functional currency of the particular subsidiary where the debt is located. Exchange differences on the translation of the net operating assets of companies with functional currencies other than the US dollar, less offsetting exchange differences on net debt in currencies other than the US dollar financing those net assets, are dealt with through reserves.
All other exchange differences are charged or credited to the profit and loss account in the year in which they arise, except as set out below in note o relating to derivative contracts.
For presentation purposes, Group profit and loss account and cash flow items are translated from US dollars into Australian dollars and sterling using average exchange rates. Balance sheet items are translated at year end exchange rates.

e	Goodwill and intangible assets
Goodwill represents the difference between the cost of acquisition and the fair value of the identifiable net assets acquired. Goodwill and intangible assets arising on acquisitions after 31 December 1997 are capitalised in accordance with FRS 10. These assets are amortised over their useful economic lives, which may exceed 20 years. Amortisation is charged on a straight line or units of production basis as appropriate. In 1997 and previous years, goodwill was eliminated against reserves in the year of acquisition as a matter of accounting policy. Such goodwill was not reinstated on implementation of FRS 10; but on sale or closure of a business, any related goodwill eliminated against reserves is charged in the profit and loss account.

f	Exploration and evaluation
During the initial stage of a project, full provision is made for the costs thereof by charge against profits for the year. Expenditure on a project after it has reached a stage at which there is a high degree of confidence in its viability is carried forward and transferred to tangible fixed assets if the project proceeds. If a project does not prove viable, all irrecoverable costs associated with the project are written off. If an undeveloped project is sold, any gain or loss is included in operating profit, such transactions being a normal part of the Group’s activities. Where expenditure is carried forward in respect of a project which may not proceed to commercial development for some time, provision is made against the possibility of non

Rio Tinto 2002 Annual report and financial statements    79

Back to Contents
NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

development by charge against profits over a period of up to seven years. When it is decided to proceed with development, any provisions made in previous years are reversed to the extent that the relevant costs are recoverable.

g	Tangible fixed assets
The cost of a tangible fixed asset comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Costs associated with a start-up period are capitalised where the asset is available for use but incapable of operating at normal levels without a commissioning period. Net interest before tax payable on borrowings related to construction or development projects is capitalised until the point when substantially all the activities that are necessary to make the asset ready for use are complete.

h	Mining properties and leases
Once a mining project has been established as commercially viable, expenditure other than that on buildings, plant and equipment is capitalised under mining properties and leases together with any amount transferred from exploration and evaluation. Such expenditure is amortised against profits, applying the same principles as for other tangible fixed assets.
In open pit mining operations, it is necessary to remove overburden and other waste materials to access mineral deposits. The costs of removing waste materials are referred to as ‘stripping costs’. During the development of a mine, before production commences, such costs are capitalised as part of the investment in construction of the mine.
Removal of waste materials continues during the production stage of the mine. The Group defers such production stage stripping costs where this is the most appropriate basis for matching revenue and costs and the effect is material. The deferral of, and subsequent charges for, these stripping costs are based on the ‘life of mine stripping ratio’. This ratio is calculated by dividing the estimated total volume of production stage stripping by the estimated future ore production over the life of the operation. The ratio is then applied to the quantity of ore mined in the period to determine the current period production cost charged against earnings.

i	Depreciation and carrying values of fixed assets
Depreciation of tangible fixed assets is calculated on a straight line or units of production basis, as appropriate. Assets are fully depreciated over their economic lives, or over the remaining life of the mine if shorter. Depreciation rates for the principal assets of the Group vary from 2.5 per cent to ten per cent per annum.
Tangible and intangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, goodwill is reviewed for impairment at the end of the first complete financial year after the relevant acquisition and, where the goodwill is being amortised over a period exceeding 20 years, annually thereafter. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit, or disposal value if higher. The discount rate applied is based upon the Group’s weighted average cost of capital with appropriate adjustment for the risks associated with the relevant unit. Estimates of future net cash flows are based on ore reserves and mineral resources for which there is a high degree of confidence of economic extraction.

j	Determination of ore reserves
Rio Tinto estimates its ore reserves and mineral resources based on information compiled by Competent Persons (as defined in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves of September 1999 (the JORC code)). Reserves, and for certain mines resources, determined in this way are used in the calculation of depreciation, amortisation, impairment and close down and restoration costs.

k	Provisions for close down and restoration and for environmental clean up costs
Both for close down and restoration and for environmental clean up costs, provision is made in the accounting period when the related environmental disturbance occurs, based on the net present value of estimated future costs.
The amortisation or ‘unwinding’ of the discount applied in establishing the net present value of provisions is charged to the profit and loss account in each accounting period. The amortisation of the discount is shown as a financing cost rather than as an operating cost.
For close down and restoration costs, which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas, movements in provisions other than the amortisation of the discount, such as those resulting from changes in the cost estimates, lives of operations or discount rates, are capitalised and depreciated over future production.

l	Inventories
Inventories are valued at the lower of cost and net realisable value. Cost for raw materials and stores is purchase price and for partly processed and saleable products is generally the cost of production, including the appropriate proportion of depreciation and overheads. Inventories are valued on a first in, first out (FIFO) basis.

m	Deferred tax
Full provision is made for deferred taxation on all timing differences that have arisen but not reversed at the balance sheet date, except in limited circumstances. The main exceptions are as follows:
–	Tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued or there is a binding agreement to distribute such past earnings.
–	Deferred tax is not recognised on revaluations of non monetary assets arising on acquisitions unless there is a binding agreement to sell the asset and the gain or loss expected to arise from the disposal has been recognised.
–	Deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.
Provisions for deferred tax are made in respect of tax benefits related to goodwill that was charged directly to reserves on acquisitions made prior to 1998. Such provisions are released when the related goodwill is charged through the profit and loss account on disposal or closure.
Deferred tax balances are not discounted to their present value.

n	Post retirement benefits
In accordance with SSAP 24, the expected costs of post retirement benefits under defined benefit arrangements are charged to the profit and loss account so as to spread the costs over the service lives of employees entitled to those benefits. Variations from the regular cost are spread on a straight line basis over the expected average remaining service lives of relevant current employees. Costs are assessed in accordance with the advice of qualified actuaries.

80   Rio Tinto 2002 Annual report and financial statements

Back to Contents
NOTES TO THE 2002 FINANCIAL STATEMENTS

1	PRINCIPAL ACCOUNTING POLICIES CONTINUED

o	Financial instruments
The Group’s policy with regard to ‘Treasury management and financial instruments’ is set out in the Financial review. When the Group enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions, and are therefore accounted for as hedges. Amounts receivable and payable in respect of interest rate swaps are recognised as an adjustment to net interest over the life of the contract. Gains or losses on foreign currency forward contracts and currency swaps relating to financial assets and liabilities are matched against the losses or gains on the hedged items, either in the profit and loss account or through reserves as appropriate. Gains and losses on financial instruments relating to firm commitments or anticipated transactions for revenue items are deferred and recognised when the hedged transaction occurs. Gains and losses on financial instruments relating to firm commitments or anticipated transactions for capital expenditure are capitalised and depreciated in line with the underlying asset. The cash flows from these contracts are classified in a manner consistent with the underlying nature of the related transaction.

2	NET OPERATING COSTS

2002 A$m	2001 A$m	2002 £m	2001 £m		Note	2002 US$m	2001 US$m

4,773	5,248	1,727	1,884	Raw materials and consumables		2,591	2,713
1,757	1,797	636	645	Depreciation and amortisation (a)		954	929
2,464	2,243	891	806	Employment costs	3	1,337	1,160
717	690	260	248	Royalties and other mining taxes		390	357
149	(280)	54	(101)	Decrease/(increase) in inventories		81	(145)
2,105	1,725	762	619	Other external costs (a)		1,143	892
107	193	39	69	Provisions (a)	20	58	100
239	251	87	90	Exploration and evaluation	11	130	130
46	75	17	27	Research and development		25	39
76	(112)	27	(40)	Net exchange losses/(gains) on monetary items		41	(58)
(208)	(219)	(75)	(78)	Costs included above qualifying for capitalisation		(113)	(113)
(190)	(249)	(69)	(90)	Other operating income		(103)	(129)

12,035	11,362	4,356	4,079	Net operating costs before exceptional charges		6,534	5,875
1,986	1,383	719	497	Exceptional charges (a)		1,078	715

14,021	12,745	5,075	4,576			7,612	6,590

(a)	The above detailed analysis of costs is before exceptional charges. Including exceptional charges, the total charge for depreciation and amortisation for 2002 was
US$1,893 million (2001: US$1,630 million), provisions were US$174 million (2001: US$100 million) and other external costs were US$1,166 million (2001: US$906 million).
(b)	Information on auditors’ remuneration is included in note 37.

3	EMPLOYEE COSTS

2002 A$m	2001 A$m	2002 £m	2001 £m		2002 US$m	2001 US$m

				Employment costs, excluding joint ventures and associates:
2,326	2,324	841	835	– Wages and salaries	1,262	1,202
125	126	45	45	– Social security costs	68	65
146	(87)	53	(31)	– Net post retirement cost/(credit) (a)	79	(45)

2,597	2,363	939	849		1,409	1,222
(133)	(120)	(48)	(43)	Less: charged within provisions	(72)	(62)

2,464	2,243	891	806		1,337	1,160

(a)	The net post retirement cost/(credit) includes the gradual recognition under SSAP 24 of the surpluses in a number of the Group’s pension schemes. The emergence of a charge this year, compared to a credit in 2001, reflects the reduced value of pension fund assets associated with falling stock markets and a reduction in the expected return on pension fund equity investments compared with that applied previously.
(b)	UITF Abstract 17 requires the intrinsic value of share options to be recognised as a cost. However, the Group’s SAYE schemes are exempt from this requirement. None of the Group’s other share option schemes involve granting new options at a discount to market value.

Rio Tinto 2002 Annual report and financial statements    81

Back to Contents
NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

4	EXCEPTIONAL CHARGES
The exceptional charges analysed at the foot of the profit and loss account are added back in arriving at adjusted earnings and adjusted earnings per share. In 2002, the exceptional charges total US$1,094 million gross of which US$1,078 million related to subsidiaries and US$16 million to joint ventures (2001: US$715 million gross all of which related to subsidiaries). After tax and outside interests the exceptional charges for 2002 were US$879 million (2001: US$583 million).
The exceptional charges of US$879 million recognised in 2002, comprise provisions of US$763 million for the impairment of asset carrying values and a charge of US$116 million relating to environmental remediation works at Kennecott Utah Copper (KUC). Of the impairment charge, US$480 million relates to KUC and US$235 million relates to the Iron Ore Company of Canada (IOC).
In 2001, exceptional asset write downs of US$583 million after tax included US$531 million relating to KUC, which produces both copper and gold. The remainder related to gold producing assets.
Most of the impairment provisions have been calculated so as to ensure that the carrying value of the relevant asssets are the same as the present value of the expected future cash flows relating to those assets. The discount rates used in calculating the present value of expected future cash flows were derived from the Group’s weighted average cost of capital, with appropriate risk adjustments, and are consistent with 2001. When adjusted to include inflation and grossed up at the Group’s average tax rate for 2002, before exceptional items, the discount rate applied to the relevant income generating units was equivalent to ten per cent, except for gold production for which a rate equivalent to seven per cent was used. The impairment provision against IOC aligns the carrying value with the value negotiated between shareholders during 2002 as part of a financial restructuring exercise.

5	NET INTEREST PAYABLE AND SIMILAR CHARGES

2002 A$m	2001 A$m	2002 £m	2001 £m		Note	2002 US$m	2001 US$m

				Interest payable on
(81)	(110)	(30)	(40)	– Bank borrowings		(44)	(57)
(349)	(571)	(127)	(205)	– Other loans		(189)	(295)

(430)	(681)	(157)	(245)			(233)	(352)
41	41	15	15	Amounts capitalised		22	21

(389)	(640)	(142)	(230)			(211)	(331)

				Interest receivable and similar income
				from fixed asset investments
18	26	7	10	– Joint ventures		10	14
2	12	1	4	– Associates		1	6
17	6	6	2	– Other investments		9	3

37	44	14	16			20	23
55	101	20	36	Other interest receivable		30	52

92	145	34	52			50	75

(297)	(495)	(108)	(178)	Group net interest payable		(161)	(256)
(48)	(62)	(17)	(22)	Share of joint ventures’ net interest payable (a)		(26)	(32)
(92)	(114)	(33)	(41)	Share of associates’ net interest payable (a)		(50)	(59)

(437)	(671)	(158)	(241)	Net interest payable		(237)	(347)
(99)	(110)	(36)	(40)	Amortisation of discount	6	(54)	(57)

(536)	(781)	(194)	(281)	Net interest payable and similar charges		(291)	(404)

(a)	The Group’s share of net interest payable by joint ventures and associates relates to its share of the net debt of joint ventures and associates, which is disclosed in note 14.

6	AMORTISATION OF DISCOUNT

2002	2001	2002	2001		2002	2001
A$m	A$m	£m	£m		US$m	US$m

(113)	(106)	(42)	(39)	Subsidiaries	(62)	(55)
(4)	(4)	(1)	(1)	Share of joint ventures	(2)	(2)

(117)	(110)	(43)	(40)		(64)	(57)
18	–	7	–	Amounts capitalised	10	–

(99)	(110)	(36)	(40)	Amortisation of discount	(54)	(57)

(a)	The amortisation of discount relates principally to provisions for close down and restoration and environmental clean up costs as explained in accounting policy 1k. It also includes the unwind of the discount on non interest bearing long term accounts payable.

82   Rio Tinto 2002 Annual report and financial statements

Back to Contents
NOTES TO THE 2002 FINANCIAL STATEMENTS

7	TAXATION CHARGE FOR THE YEAR

2002 A$m	2001 A$m	2002 £m	2001 £m		2002 US$m	2001 US$m

				UK taxation
				Corporation tax at 30%
99	99	36	35	– Current	54	51
(116)	(122)	(42)	(44)	Deduct: relief for overseas taxes	(63)	(63)

(17)	(23)	(6)	(9)		(9)	(12)
22	93	8	33	– Deferred	12	48

5	70	2	24		3	36

				Australian taxation
				Corporation tax at 30%
635	705	230	254	– Current	345	364
39	54	14	19	– Deferred	21	28

674	759	244	273		366	392

				Other countries
300	296	109	107	– Current	163	153
(13)	46	(5)	17	– Deferred	(7)	24

287	342	104	124		156	177

304	340	110	122	Joint ventures – charge for year (a)	165	176
111	133	40	48	Associates – charge for year (a)	60	69
(77)	(255)	(28)	(92)	Subsidiary companies’ deferred tax related to exceptional charges (d)	(42)	(132)

1,304	1,389	472	499		708	718

(a)	Some tax recognised by subsidiary holding companies is presented in these accounts as part of the tax charge on the profits of the joint ventures and associates to which it relates.
(b)	A benefit of US$20 million was recognised in 2002 (2001: US$41 million) for 2002 operating losses that are expected to be recovered in future years.
(c)	Adjustments of prior year accruals reduced the total tax charge by US$16 million (2001: US$32 million).
(d)	The deferred tax relief on exceptional charges for both years primarily relates to Other countries.
(e)	A current tax charge of US$48 million (2001: relief of US$58 million) and a deferred tax charge of US$13 million (2001: relief of US$11 million), are dealt with in the Statement of Total Recognised Gains and Losses (STRGL). These tax charges relate to exchange gains and losses which are themselves dealt with in the STRGL.

				Prima facie tax reconciliation
2,415	3,834	874	1,379	Profit on ordinary activities before taxation	1,311	1,983

724	1,151	262	413	Prima facie tax payable at UK and Australian rate of 30%	393	595

604	414	219	149	Impact of exceptional charges	328	214

				Other permanent differences
103	184	37	66	Other tax rates applicable outside the UK and Australia	56	95
(107)	(101)	(39)	(36)	Resource depletion and other depreciation allowances	(58)	(52)
94	101	34	36	Permanently disallowed amortisation/depreciation	51	52
(13)	(25)	(5)	(9)	Research, development and other investment allowances	(7)	(13)
44	(111)	16	(39)	Other	24	(57)

121	48	43	18		66	25

				Other deferral of taxation
(166)	(253)	(60)	(91)	Capital allowances in excess of other depreciation charges	(90)	(131)
41	33	15	12	Other timing differences	21	17

(125)	(220)	(45)	(79)	Total timing differences related to the current period	(69)	(114)

1,324	1,393	479	501	Current taxation charge for the period	718	720

50	(35)	18	(13)	Deferred tax recognised on timing differences	27	(18)
(26)	–	(9)	–	Deferred tax impact of changes in tax rates	(14)	–
(44)	31	(16)	11	Other deferred tax items	(23)	16

1,304	1,389	472	499	Total taxation charge for the year	708	718

(a)	The Group’s effective tax rate for 2002 is 31.2 per cent (2001: 31.5 per cent) excluding exceptional charges and 54.0 per cent (2001: 36.2 per cent) including exceptional charges.

Rio Tinto 2002 Annual report and financial statements    83

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

8     DIVIDENDS

2002		2001		2002		2001			2002	2001
A$m		A$m		£m		£m			US$m	US$m

578		412		209		148		Rio Tinto plc Ordinary Interim dividend	314	213
599		803		218		288		Rio Tinto plc Ordinary Final dividend	325	415
169		120		61		43		Rio Tinto Limited Ordinary Interim dividend (b)	92	62
175		235		63		85		Rio Tinto Limited Ordinary Final dividend (b)	95	122

1,521		1,570		551		564			826	812

2002 per share		2001		2002		2001			2002	2001
		per		per		per			Number	Number
		share		share		share			of shares	of shares
									(millions)	(millions)

–		–		18.87	p	14.03	p	Rio Tinto plc Interim	1,065.4	1,064.5
–		–		18.60	p	27.65	p	Rio Tinto plc Final	1,065.5	1,064.6
54.06	c	39.42	c	–		–		Rio Tinto Limited Interim – fully franked at 30% (b)	311.4	310.9
51.87	c	75.85	c	–		–		Rio Tinto Limited Final – fully franked at 30% (b)	311.4	311.0

105.93	c	115.27	c	37.47	p	41.68	p

(a)	The 2002 dividends have been based on the following US cents per share amounts: interim – 29.5 cents, final – 30.5 cents (2001: interim – 20.0 cents, final – 39.0 cents).
(b)	The number of shares on which the Rio Tinto Limited dividends are based excludes those shares held by Rio Tinto plc, in order that the dividends shown represent those paid to public shareholders.
(c)	The proposed Rio Tinto Limited dividends will be franked out of existing franking credits or out of franking credits arising from the payment of income tax during 2003.
(d)	The approximate amount of the Rio Tinto Limited retained profits and reserves that could be distributed as dividends and franked out of existing franking credits which arose from net payments of income tax in respect of periods up to 31 December 2002 (after deducting franking credits on the proposed final dividend) is: US$105 million (2001: US$nil). If all proposed dividends of Rio Tinto Limited’s non wholly owned subsidiaries, and all reserves that can be distributed as franked by its wholly owned subsidiaries, are taken into account in addition to the above, the total that could be distributed as franked dividends increases to US$531 million (2001: US$302 million).

9     EARNINGS PER ORDINARY SHARE

2002		2001		2002		2001				2002		2001
A$m		A$m		£m		£m			Note	US$m		US$m

1,199		2,085		434		751		Profit for the financial year		651		1,079
(1,619)		(1,128)		(586)		(405)		Exceptional charges	4	(879)		(583)

2,818		3,213		1,020		1,156		Adjusted earnings		1,530		1,662

87.1	c	151.6	c	31.5	p	54.6	p	Earnings per ordinary share		47.3	c	78.5	c
(117.6	)c	(82.0	)c	(42.6	)p	(29.5	)p	Exceptional charges per ordinary share		(63.9	)c	(42.4	)c

204.7	c	233.6	c	74.1	p	84.1	p	Adjusted earnings per ordinary share		111.2	c	120.9	c

(a)	Adjusted earnings and adjusted earnings per share exclude exceptional items of such magnitude that their exclusion is necessary in order that adjusted earnings fulfil their purpose of reflecting the underlying performance of the Group.
(b)	The daily average number of ordinary shares in issue of 1,377 million (2001: 1,375 million) excludes the Rio Tinto Limited shares held by Rio Tinto plc.
(c)	Diluted earnings per share figures are 0.1 US cents (2001: 0.2 US cents) lower than the earnings per share figures above. The daily average number of ordinary shares used for the calculation is 1,379 million (2001: 1,377 million) and excludes the Rio Tinto Limited shares held by Rio Tinto plc. The extra two million shares included in the calculation relate to share options.

84   Rio Tinto 2002 Annual report and financial statements

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

10     GOODWILL

2002	2001	2002	2001		2002	2001
A$m	A$m	£m	£m		US$m	US$m

				Cost
2,342	1,973	826	734	At 1 January	1,198	1,096
(95)	46	(32)	(23)	Adjustment on currency translation	76	(65)
15	671	6	240	Additions (note 35)	8	347
–	(106)	–	(38)	Subsidiaries sold	–	(55)
–	(242)	–	(87)	Other movements (b)	–	(125)

2,262	2,342	800	826	At 31 December	1,282	1,198

				Accumulated amortisation
(344)	(171)	(122)	(64)	At 1 January	(176)	(95)
39	(16)	15	(2)	Adjustment on currency translation	(1)	–
(166)	(157)	(60)	(56)	Amortisation for the year	(90)	(81)

(471)	(344)	(167)	(122)	At 31 December	(267)	(176)

1,791	1,998	633	704	Net balance sheet amount	1,015	1,022

(a)	Goodwill is being amortised over the economic lives of the relevant business units, which involves periods ranging from four to 40 years with a weighted average of around 26 years.
(b)	As a result of further information obtained in respect of the businesses acquired in 2000, an amount of US$125 million was recategorised from goodwill to tangible fixed assets during 2001.

11     EXPLORATION AND EVALUATION

2002	2001	2002	2001		2002	2001
A$m	A$m	£m	£m		US$m	US$m

				At cost less amounts written off
1,325	1,413	467	525	At 1 January	678	785
(83)	38	(28)	(13)	Adjustment on currency translation	25	(42)
228	255	83	92	Expenditure in year	124	132
(92)	(89)	(34)	(32)	Charged against profit for the year	(50)	(46)
(153)	(292)	(55)	(105)	Disposals, transfers and other movements	(83)	(151)

1,225	1,325	433	467	At 31 December	694	678

				Provision
(1,217)	(1,111)	(429)	(413)	At 1 January	(623)	(617)
78	(29)	26	11	Adjustment on currency translation	(22)	34
(147)	(162)	(53)	(58)	Charged against profit for the year	(80)	(84)
162	85	59	31	Disposals, transfers and other movements	88	44

(1,124)	(1,217)	(397)	(429)	At 31 December	(637)	(623)

101	108	36	38	Net balance sheet amount	57	55

(a)	The total of US$130 million (2001: US$130 million) charged against profit in respect of exploration and evaluation includes US$50 million (2001: US$46 million) written off cost and an increase in the provision of US$80 million (2001: US$84 million).
(b)	Disposals, transfers and other movements in 2001 included US$69 million transferred to property, plant and equipment.

Rio Tinto 2002 Annual report and financial statements   85

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

12     PROPERTY, PLANT AND EQUIPMENT

US$m					2002	2001
	Mining	Land	Plant	Capital	Total	Total
	properties	and	and	works in		restated
	and leases	buildings	equipment	progress	US$m	US$m

Cost
At 1 January (as restated)	3,023	2,830	13,535	1,389	20,777	20,472
Adjustment on currency translation	238	124	750	149	1,261	(1,200)
Capitalisation of additional closure costs (note 20)	55	–	–	–	55	23
Other additions	445	56	242	874	1,617	1,364
Disposals	(20)	(88)	(417)	(23)	(548)	(177)
Subsidiaries acquired (note 35)	10	4	98	8	120	183
Subsidiaries sold	–	–	–	–	–	(108)
Transfers and other movements (c)	251	(59)	359	(506)	45	220

At 31 December	4,002	2,867	14,567	1,891	23,327	20,777

Accumulated depreciation
At 1 January	(707)	(929)	(7,629)	–	(9,265)	(8,399)
Adjustment on currency translation	(51)	(61)	(462)	1	(573)	551
Depreciation for the year	(175)	(84)	(605)	–	(864)	(848)
Exceptional charges	(119)	(121)	(563)	(136)	(939)	(701)
Disposals	18	74	417	13	522	145
Subsidiaries acquired (note 35)	–	(1)	(33)	–	(34)	(26)
Subsidiaries sold	–	–	–	–	–	34
Transfers and other movements (c)	(42)	(175)	239	(13)	9	(21)

At 31 December	(1,076)	(1,297)	(8,636)	(135)	(11,144)	(9,265)

Net balance sheet amount at 31 December 2002	2,926	1,570	5,931	1,756	12,183

Net balance sheet amount at 31 December 2001 (as restated)	2,316	1,901	5,906	1,389		11,512

(a)	The net balance sheet amount at 31 December 2002 includes US$198 million (2001: US$195 million) of pledged assets, in addition to assets held under the finance leases disclosed in note 22.
(b)	The net balance sheet amount for land and buildings includes freehold US$1,499 million; long leasehold US$42 million; and short leasehold US$29 million.
(c)	Transfers and other movements in 2002 include reclassifications between categories. Transfers and other movements in 2001 included an adjustment of US$129 million relating to the fair values of businesses acquired in 2000; US$69 million for projects transferred from exploration and evaluation and a reduction of US$29 million relating to a company reclassified as a joint venture.
(d)	Interest is capitalised at a rate based on the Group’s cost of borrowing or at the rate on project specific debt where applicable. The interest rate used for capitalisation in both 2002 and 2001 did not differ materially from the US dollar LIBOR rate for those periods.
(e)	The closing balance of property, plant and equipment at 31 December 2002 includes US$367 million (31 December 2001: US$302 million) for capitalised overburden removal (stripping) costs incurred during the production stage. During 2002, cash stripping costs of US$108 million were incurred (2001: US$84 million) and US$45 million was charged to the profit and loss account (2001: US$34 million).
In addition, Rio Tinto’s share of capitalised production stage stripping costs included within investments in joint ventures and associates was US$198 million at31 December 2002 (2001: US$175 million). Rio Tinto’s share of cash stripping costs incurred by joint ventures and associates in 2002 was US$111 million (2001: US$109 million) and its share of the profit and loss account charge for stripping costs was US$84 million (2001: US$76 million).
(f)	During 2002, the Group acquired North Jacobs Ranch for US$380 million. The discounted cost of US$353 million is included above as an addition to mining properties. A payment of US$76 million was made in 2002 and the remainder of the consideration is payable over the next four years.

86   Rio Tinto 2002 Annual report and financial statements

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

12     PROPERTY, PLANT AND EQUIPMENT

£m					2002	2001
	Mining	Land	Plant	Capital	Total	Total
	properties	and	and	works in		restated
	and leases	buildings	equipment	progress	£m	£m

Cost
At 1 January (as restated)	2,084	1,950	9,328	957	14,319	13,696
Adjustment on currency translation	(82)	(103)	(428)	(13)	(626)	(424)
Capitalisation of additional closure costs (note 20)	37	–	–	–	37	16
Other additions	297	37	161	583	1,078	947
Disposals	(13)	(59)	(278)	(15)	(365)	(123)
Subsidiaries acquired (note 35)	7	3	65	5	80	128
Subsidiaries sold	–	–	–	–	–	(74)
Transfers and other movements (c)	167	(39)	239	(337)	30	153

At 31 December	2,497	1,789	9,087	1,180	14,553	14,319

Accumulated depreciation
At 1 January	(487)	(640)	(5,258)	–	(6,385)	(5,620)
Adjustment on currency translation	27	37	233	7	304	219
Depreciation for the year	(117)	(56)	(403)	–	(576)	(589)
Exceptional charges	(79)	(81)	(375)	(91)	(626)	(487)
Disposals	12	49	278	9	348	101
Subsidiaries acquired (note 35)	–	(1)	(22)	–	(23)	(18)
Subsidiaries sold	–	–	–	–	–	23
Transfers and other movements (c)	(28)	(117)	159	(9)	5	(14)

At 31 December	(672)	(809)	(5,388)	(84)	(6,953)	(6,385)

Net balance sheet amount at 31 December 2002	1,825	980	3,699	1,096	7,600

Net balance sheet amount at 31 December 2001 (as restated)	1,597	1,310	4,070	957		7,934

A$m					2002	2001
	Mining	Land	Plant	Capital	Total	Total
	properties	and	and	works in		restated
	and leases	buildings	equipment	progress	A$m	A$m

Cost
At 1 January (as restated)	5,910	5,533	26,461	2,715	40,619	36,849
Adjustment on currency translation	(210)	(312)	(1,271)	(28)	(1,821)	862
Capitalisation of additional closure costs (note 20)	101	–	–	–	101	44
Other additions	820	103	446	1,610	2,979	2,638
Disposals	(37)	(162)	(768)	(42)	(1,009)	(343)
Subsidiaries acquired (note 35)	18	7	182	15	222	353
Subsidiaries sold	–	–	–	–	–	(210)
Transfers and other movements	462	(109)	661	(932)	82	426

At 31 December	7,064	5,060	25,711	3,338	41,173	40,619

Accumulated depreciation
At 1 January	(1,382)	(1,816)	(14,915)	–	(18,113)	(15,118)
Adjustment on currency translation	67	93	676	13	849	(255)
Depreciation for the year	(322)	(155)	(1,114)	–	(1,591)	(1,640)
Exceptional charges	(219)	(223)	(1,037)	(251)	(1,730)	(1,356)
Disposals	33	136	768	24	961	280
Subsidiaries acquired (note 35)	–	(2)	(61)	–	(63)	(50)
Subsidiaries sold	–	–	–	–	–	66
Transfers and other movements (c)	(77)	(322)	440	(24)	17	(40)

At 31 December	(1,900)	(2,289)	(15,243)	(238)	(19,670)	(18,113)

Net balance sheet amount at 31 December 2002	5,164	2,771	10,468	3,100	21,503

Net balance sheet amount at 31 December 2001 (as restated)	4,528	3,717	11,546	2,715		22,506

Rio Tinto 2002 Annual report and financial statements   87

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

13     FIXED ASSET INVESTMENTS

					2002	2001
	Investments	Loans to	Investments	Loans to	Total	Total
	in joint	joint	in associates	associates		restated
	ventures	ventures	/other		US$m	US$m

US$m
At 1 January (as restated)	1,492	191	535	72	2,290	1,802
Adjustment on currency translation	68	2	13	–	83	(42)
Group’s share of earnings net of distributions (excl. exceptional charges)	(24)	–	45	–	21	(70)
Exceptional charges	(16)	–	(23)	–	(39)	–
Additions (excluding acquisitions)	152	–	28	4	184	152
Acquisitions (note 35)	8	–	–	–	8	345
Disposals and repayments of advances	–	(13)	(4)	–	(17)	(59)
Transfers and other movements	64	(3)	(14)	–	47	162

At 31 December	1,744	177	580	76	2,577	2,290

					2002	2001
	Investments	Loans to	Investments	Loans to	Total	Total
	in joint	joint	in associates	associates		restated
	ventures	ventures	/other		£m	£m

£m
At 1 January (as restated)	1,028	132	368	50	1,578	1,207
Adjustment on currency translation	(62)	(11)	(28)	(6)	(107)	2
Group’s share of earnings net of distributions (excl. exceptional charges)	(16)	–	30	–	14	(49)
Exceptional charges	(11)	–	(15)	–	(26)	–
Additions (excluding acquisitions)	101	–	19	3	123	106
Acquisitions (note 35)	5	–	–	–	5	240
Disposals and repayments of advances	–	(9)	(3)	–	(12)	(41)
Transfers and other movements	43	(2)	(9)	–	32	113

At 31 December	1,088	110	362	47	1,607	1,578

					2002	2001
	Investments	Loans to	Investments	Loans to	Total	Total
	in joint	joint	in associates	associates		restated
	ventures	ventures	/other		A$m	A$m

A$m
At 1 January (as restated)	2,918	373	1,046	141	4,478	3,244
Adjustment on currency translation	(179)	(31)	(83)	(14)	(307)	209
Group’s share of earnings net of distributions (excl. exceptional charges)	(44)	–	83	–	39	(135)
Exceptional charges	(29)	–	(42)	–	(71)	–
Additions (excluding acquisitions)	280	–	52	7	339	294
Acquisitions (note 35)	15	–	–	–	15	667
Disposals and repayments of advances	–	(24)	(7)	–	(31)	(114)
Transfers and other movements	117	(6)	(25)	–	86	313

At 31 December	3,078	312	1,024	134	4,548	4,478

(a)	The Group’s investments in joint ventures and associates include, where appropriate, entry premiums on acquisition plus interest capitalised by the Group during the development period of the relevant mines. At 31 December 2002, this capitalised interest less accumulated amortisation amounted to US$13 million (2001: US$14 million).
(b)	Transfers and other movements in 2002 included US$55 million in relation to the revision to fair values relating to assets held for resale explained in note 35. Transfers and other movements in 2001 included US$29 million transferred from property, plant and equipment and the reclassification of certain tax liabilities arising from profits of joint ventures (see note 21).
(c)	The cash flow statement analyses additions to joint ventures and associates between the following:
	–	Funding of Group share of joint ventures’ and associates’ capital expenditure, which reports cash supplied by the Group for the formation of new operating assets whose benefits will be attributable to the Group, and
	–	Other funding of joint ventures and associates (advanced)/repaid which includes any financial investment in joint ventures and associates that does not have the above characteristics and all loan repayments.

88   Rio Tinto 2002 Annual report and financial statements

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

13	FIXED ASSET INVESTMENTS CONTINUED

(d)	Further details of investments in joint ventures and associates are set out below and in notes 14, 32 and 33.

2002	2001	2002	2001		2002	2001
A$m	A$m	£m	£m		US$m	US$m

				Joint ventures
				Rio Tinto’s share of assets
4,867	4,684	1,720	1,651	Fixed assets	2,758	2,396
620	806	219	284	Current assets	351	412

5,487	5,490	1,939	1,935		3,109	2,808

				Rio Tinto’s share of third party liabilities
(521)	(563)	(184)	(198)	Liabilities due within one year	(295)	(288)
(1,576)	(1,636)	(557)	(577)	Liabilities due after more than one year (including provisions)	(893)	(837)

(2,097)	(2,199)	(741)	(775)		(1,188)	(1,125)

3,390	3,291	1,198	1,160	Rio Tinto’s share of net assets	1,921	1,683

(a)	The Group’s share of joint venture liabilities set out above excludes US$177 million (2001: US$191 million) due to the Group. These excluded liabilities correspond with the loans to joint ventures that are presented earlier in this note as an asset of the Group. Including these loans, the Group’s share of the total liabilities of joint ventures was US$1,365 million (2001: US$1,316 million).
(b)	Of the US$893 million of liabilities due after more than one year, US$554 million relates to long term debt, which matures as follows: US$173 million between 1-2 years; US$166 million between 2-3 years; US$75 million between 3-4 years; US$91 million between 4-5 years and US$49 million after five years.

2002	2001	2002	2001		2002	2001
	Restated		Restated			Restated
A$m	A$m	£m	£m		US$	US$m

				Associates
				Rio Tinto’s share of assets
2,669	2,649	943	934	Fixed assets	1,512	1,355
524	604	185	213	Current assets	297	309

3,193	3,253	1,128	1,147		1,809	1,664

				Rio Tinto’s share of third party liabilities
(609)	(516)	(215)	(182)	Liabilities due within one year	(345)	(264)
(1,393)	(1,540)	(492)	(544)	Liabilities due after more than one year (including provisions)	(789)	(788)

(2,002)	(2,056)	(707)	(726)		(1,134)	(1,052)
(185)	(194)	(66)	(67)	Non equity capital and outside shareholders’ interests	(105)	(99)

1,006	1,003	355	354	Rio Tinto’s share of net assets	570	513

(a)	The Group’s share of associate liabilities set out above excludes US$76 million (2001: US$72 million) due to the Group. These excluded liabilities correspond with the loans to associates that are presented earlier in this note as an asset of the Group. Including these loans, the Group’s share of the total liabilities of associates was US$1,210 million (2001: US$1,124 million).
(b)	Of the US$789 million of liabilities due after more than one year, US$578 million relates to long term debt which matures as follows: US$48 million between 1-2 years; US$111 million between 2-3 years; US$210 million between 3-4 years; US$66 million between 4-5 years and US$143 million after five years.

2002	2001	2002	2001		2002	2001
	Restated		Restated			Restated
A$m	A$m	£m	£m		US$m	US$m

				Investments in and loans to associates/other
1,006	1,003	355	354	Investments in and loans to associates	570	513
152	184	54	64	Other investments	86	94

1,158	1,187	409	418		656	607

(a)	Other investments include listed investments with a market value of US$70 million (2001: US$63 million). The Group owns 20.3 per cent of the Labrador Iron Ore Royalty Income Fund which itself owns 15.1 per cent of Iron Ore Company of Canada Inc. This investment is not equity accounted because the Group has no involvement in its management.
(b)	Further information on the net debt of joint ventures and associates is shown in note 14.

Rio Tinto 2002 Annual report and financial statements   89

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

14	NET DEBT OF JOINT VENTURES AND ASSOCIATES
					Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto
					interest	share of	interest	share of
						net debt		net debt
2002	2001	2002	2001		2002	2002	2001	2001
A$m	A$m	£m	£m		%	US$m	%	US$m

				Joint ventures
819	798	289	281	Minera Escondida Limitada	30.0	464	30.0	408
139	166	49	59	PT Kaltim Prima Coal	50.0	79	50.0	85
71	88	25	31	Leichhardt	44.7	40	44.7	45
62	68	22	24	Colowyo	20.0	35	20.0	35
46	33	16	12	Warkworth	42.1	26	40.4	17

				Associates
715	757	253	267	Freeport-McMoRan Copper & Gold Inc.	16.5	405	16.6	387
83	186	29	65	Minera Alumbrera Limited	25.0	47	25.0	95
109	100	39	35	Tisand (Pty) Limited	50.0	62	50.0	51
182	109	64	39	Port Waratah Coal Services	27.6	103	26.5	56
49	63	17	22	Sociedade Mineira de Neves-Corvo SA (Somincor)	49.0	28	49.0	32
35	90	12	32	Other		20		46

2,310	2,458	815	867			1,309		1,257

(a)	In accordance with FRS 9, the Group includes its net investment in joint ventures and associates in its consolidated balance sheet. This investment is shown net of the Group’s share of the net debt of joint ventures and associates due to third parties, which is set out above.
(b)	Some of the debt of joint ventures and associates is subject to financial and general covenants.
(c)	The Group has a partnership interest in the Colowyo Coal Company and has undertaken, via a subsidiary company which entered into a management agreement, to cause the partnership to perform its obligations under certain coal supply contracts. The debt of US$173 million owed by the Colowyo Coal Company is to be serviced and repaid out of the proceeds of these contracts.
(d)	The Group holds 44.7 per cent of the equity of the Leichhardt joint venture, which has a 31.4 per cent interest in the Blair Athol joint venture. Leichhardt has US$58 million of shareholders’ funds and US$86 million of debt finance.
(e)	In addition to the Group’s share of net debt set out above, Rio Tinto’s equity accounted investments are stated net of US$58 million relating to the interests of non equity preference stock holders.
(f)	The debt of joint ventures and associates is without recourse to the Rio Tinto Group except that Rio Tinto has guaranteed US$16 million of its share of Somincor’s debt.

15	INVENTORIES

2002	2001	2002	2001		2002	2001
A$m	A$m	£m	£m		US$m	US$m

612	684	216	241	Raw materials and purchased components	347	350
438	424	155	150	Consumable stores	248	217
432	551	153	194	Work in progress	245	282
1,169	1,238	413	436	Finished goods and goods for resale	662	633

2,651	2,897	937	1,021		1,502	1,482

				Comprising:
2,582	2,827	913	996	Inventories expected to be sold or used within 12 months	1,463	1,446
69	70	24	25	Inventories not expected to be sold nor used within 12 months	39	36

2,651	2,897	937	1,021		1,502	1,482

16	ACCOUNTS RECEIVABLE AND PREPAYMENTS

2002	2001	2002	2001		2002	2001
A$	A$	£m	£m		US$	US$

2,103	2,392	743	844	Trade debtors	1,192	1,224
(28)	(22)	(10)	(8)	Provision for doubtful debts	(16)	(11)
30	53	11	19	Bills receivable	17	27
9	6	3	2	Amounts owed by joint ventures	5	3
30	61	11	21	Amounts owed by associates	17	31
384	829	135	292	Other debtors (2001 includes assets held for resale)	217	424
109	139	39	49	Current tax recoverable	62	71
77	–	27	–	Deferred tax assets	44	–
1,119	1,277	396	450	Pension prepayments	634	653
118	131	42	46	Other prepayments	67	67

3,951	4,866	1,397	1,715		2,239	2,489

(a)	Amounts falling due after more than one year of US$641 million (2001: US$675 million) relate to pension prepayments US$551million (2001: US$598 million), other debtors US$36 million (2001: US$45 million), amounts owed by associates US$nil (2001: US$17 million), tax recoverable US$10 million (2001: US$15 million) and deferred tax assets US$44 million (2001: US$nil).
(b)	Movements in pension prepayments are included in Other items in the cash flow.

90   Rio Tinto 2002 Annual report and financial statements

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

17	CURRENT ASSET INVESTMENTS, CASH AND LIQUID RESOURCES

2002	2001	2002	2001			2002	2001
A$m	A$m	£m	£m		Note	US$m	US$m

				Liquid resources
151	577	53	203	Time deposits		85	295
–	14	–	5	Certificates of deposit		–	7
8	8	1	3	Other		2	4

154	599	54	211	Total liquid resources		87	306
(151)	(577)	(54)	(203)	Deduct: investments qualifying as cash		(85)	(295)

3	22	–	8			2	11
				Other current asset investments
537	–	191	–	US Treasury bonds		304	–

540	22	191	8	Investments per balance sheet (unlisted)		306	11

				Cash
139	459	49	162	Cash as defined in FRS 1 Revised (FRS 1 cash)	23	79	235
151	577	54	203	Investments qualifying as cash		85	295
				Bank borrowings repayable on demand included in
284	291	100	103	FRS 1 cash	18	161	149

574	1,327	203	468	Cash per balance sheet		325	679

(a)	Current asset investments include US$304 million relating to US treasury bonds that are not regarded as liquid assets because they are held as security for the deferred consideration on certain assets acquired during 2002.

18	SHORT TERM BORROWINGS

2002	2001	2002	2001		2002	2001
A$m	A$m	£m	£m		US$m	US$m

				Secured
28	260	10	92	Bank loans repayable within 12 months	16	133
159	109	56	39	Other loans repayable within 12 months	90	56

187	369	66	131		106	189

				Unsecured
284	291	100	103	Bank borrowings repayable on demand	161	149
109	160	39	57	Bank loans repayable within 12 months	62	82
2,274	1,028	804	363	Other loans repayable within 12 months	1,288	526
3,087	5,649	1,091	1,989	Commercial paper	1,749	2,889

5,754	7,128	2,034	2,512		3,260	3,646

5,941	7,497	2,100	2,643	Total short term borrowings per balance sheet	3,366	3,835

(a)	In accordance with FRS 4, all commercial paper is classified as short term borrowings though the US$1,749 million outstanding at 31 December 2002 is all backed by medium term facilities (2001: commercial paper of US$2,889 million of which US$1,900 million was backed by medium term facilities). Under US and Australian GAAP, the US$1,749 million would be grouped within non current borrowings at 31 December 2002. Further details of available facilities are given in note 28.

Rio Tinto 2002 Annual report and financial statements   91

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

19	ACCOUNTS PAYABLE AND ACCRUALS

2002	2001	2002	2001		2002	2001
A$m	A$m	£m	£m		US$m	US$m

				Due within one year
1,030	1,158	365	408	Trade creditors	584	592
–	33	–	12	Amounts owed to joint ventures	–	17
41	45	14	16	Amounts owed to associates	23	23
357	265	126	93	Other creditors	202	136
655	647	232	228	Tax on profits	371	331
214	184	75	65	Employee entitlements	121	94
229	244	81	86	Royalties and mining taxes	130	125
192	227	68	80	Accruals and deferred income	109	116
7	–	2	–	Dividends payable to outside shareholders of subsidiaries	4	–
759	1,056	268	372	Dividends payable to Rio Tinto shareholders	430	540

3,484	3,859	1,231	1,360		1,974	1,974

				Due in more than one year
487	112	173	40	Other creditors	276	57
50	86	17	30	Accruals and deferred income	28	44

537	198	190	70		304	101

(a)	Other creditors include deferred consideration of US$287 million relating to certain assets acquired during 2002. The deferred consideration is included at its net present value. The amortisation of the discount applied in establishing the net present value is treated as a finance cost.

20	PROVISIONS FOR LIABILITIES AND CHARGES

					2002	2001
	Post	Other	Close down &	Other	Total	Total
	retirement	employee	restoration/			restated
US$m	health care	entitlements	environmental		US$m	US$m

At 1 January	446	210	1,434	189	2,279	2,328
Adjustment on currency translation	9	19	49	23	100	(100)
Capitalisation of additional closure costs (note 12)	–	–	55	–	55	23
Charged/(released) to profit for the year	27	45	(8)	(6)	58	100
Exceptional charge	–	–	116	–	116	–
Amortisation of discount related to provisions	–	–	52	–	52	55
Utilised in year:
provisions set up on acquisition of businesses	–	(1)	–	(5)	(6)	(31)
other provisions	(16)	(31)	(23)	(42)	(112)	(117)
Subsidiaries acquired (note 35)	–	2	–	3	5	13
Subsidiaries sold	–	–	–	–	–	(6)
Transfers and other movements	–	(4)	(13)	32	15	14

	466	240	1,662	194	2,562	2,279

Provision for deferred taxation (see note 21)					1,050	915

Provisions for liabilities and charges per balance sheet					3,612	3,194

92   Rio Tinto 2002 Annual report and financial statements

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

20	PROVISIONS FOR LIABILITIES AND CHARGES CONTINUED
					2002	2001
	Post	Other	Close down &	Other	Total	Total
	retirement	employee	restoration/			restated
£m	health care	entitlements	environmental		£m	£m

At 1 January	307	145	989	130	1,571	1,558
Adjustment on currency translation	(23)	(1)	(73)	3	(94)	(23)
Capitalisation of additional closure costs (note 12)	–	–	37	–	37	16
Charged/(released) to profit for the year	18	30	(5)	(4)	39	69
Exceptional charge	–	–	77	–	77	–
Amortisation of discount related to provisions	–	–	35	–	35	39
Utilised in year:
provisions set up on acquisition of businesses	–	(1)	–	(3)	(4)	(21)
other provisions	(11)	(21)	(15)	(28)	(75)	(82)
Subsidiaries acquired (note 35)	–	1	–	2	3	9
Subsidiaries sold	–	–	–	–	–	(4)
Transfers and other movements	–	(3)	(9)	21	9	10

	291	150	1,036	121	1,598	1,571

Provision for deferred taxation (see note 21)					655	630

Provisions for liabilities and charges per balance sheet					2,253	2,201

					2002	2001
	Post	Other	Close down &	Other	Total	Total
	retirement	employee	restoration/			restated
A$m	health care	entitlements	environmental		A$m	A$m

At 1 January	872	411	2,803	369	4,455	4,191
Adjustment on currency translation	(71)	(8)	(197)	6	(270)	168
Capitalisation of additional closure costs (note 12)	–	–	101	–	101	44
Charged/(released) to profit for the year	50	83	(15)	(11)	107	193
Exceptional charge	–	–	214	–	214	–
Amortisation of discount related to provisions	–	–	95	–	95	106
Utilised in year:
provisions set up on acquisition of businesses	–	(2)	–	(9)	(11)	(60)
other provisions	(29)	(57)	(43)	(77)	(206)	(226)
Subsidiaries acquired (note 35)	–	4	–	5	9	25
Subsidiaries sold	–	–	–	–	–	(12)
Transfers and other movements	–	(7)	(24)	59	28	26

	822	424	2,934	342	4,522	4,455

Provision for deferred taxation (see note 21)					1,853	1,789

Provisions for liabilities and charges per balance sheet					6,375	6,244

(a)	The main assumptions used to determine the provision for post retirement healthcare are disclosed in note 41. The current provision is expected to be utilised over the next 15 to 20 years.
(b)	The provision for other employee entitlements includes pension entitlements of US$44 million and a provision for long service leave, based on the relevant entitlements in certain Group operations. Some US$79 million is expected to be utilised within the next year.
(c)	The Group’s policy on close down and restoration costs is shown in note 1k. Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of a mine’s life. Remaining lives of mines range from two to over 50 years with an average, weighted by closure provision, of around 25 years. Although the ultimate cost to be incurred is uncertain, subsidiary companies have estimated their respective costs based on feasibility and engineering studies using current restoration standards and techniques. Provisions of US$1,662 million for close down and restoration costs and other environmental obligations include estimates of the effect of future inflation and have been discounted to their present value at six per cent per annum, being an estimate of the risk free pre tax cost of borrowing. Excluding the effects of future inflation, and before discounting, this is equivalent to some US$2.7 billion.
(d)	Some US$106 million of environmental clean up expenditure is expected to take place within the next five years. The remainder includes amounts for the operation and maintenance of remediation facilities in later years. The provision for environmental expenditure includes the issue described in (e) below.
(e)	In 1995, Kennecott Utah Copper (KUC) agreed with the US Environmental Protection Agency (EPA) and the State of Utah to complete certain source control projects and perform specific environmental studies regarding contamination of ground water in the vicinity of the Bingham Canyon mine. A remedial investigation and feasibility study on the South Zone ground water contamination completed in March 1998 identified a range of alternative measures to address this issue. Additional studies were conducted to refine the workable alternatives. A final remedial design document was completed before the end of 2002. It is anticipated that formal agreement with the State of Utah Natural Resource Damage Trustee, the State of Utah and the Jordan Valley Water Conservancy District will be completed in early 2003. KUC will also be entering into a judicial consent decree with the EPA in 2003, for the remedial action on the ground water, including the acidic portion of the contamination. Financial provisions for the estimated clean up costs for this ground water contamination have been increased by US$116 million in 2002 to reflect the terms of the final remedial design document.
(f)	Other provisions deal with a variety of issues and include US$60 million relating to the remaining provision for the mark to market valuation of the hedge books held by companies acquired in 2000 and 2001, which will be utilised over the next nine years (see note 28), and US$42 million relating to payments received from employees for accommodation at some sites which are refundable in certain circumstances.

Rio Tinto 2002 Annual report and financial statements   93

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

21   DEFERRED TAXATION

2002 A$m	2001 Restated A$m	2002 £m	2001 Restated £m		2002 US$m	2001 Restated US$m

1,789	1,748	630	649	At 1 January (as restated)	915	971
(36)	(43)	(10)	(48)	Adjustment on currency translation	79	(99)
24	(21)	9	(8)	Reported in the STRGL for the year	13	(11)
–	(48)	–	(17)	Subsidiaries sold	–	(25)
(29)	(62)	(11)	(23)	Released to profit for the year	(16)	(32)
28	215	10	77	Other movements	15	111

1,776	1,789	628	630		1,006	915

				Comprising:
1,853	1,789	655	630	Included in provisions for liabilities and charges	1,050	915
(77)	–	(27)	–	Included in accounts receivable	(44)	–

1,776	1,789	628	630		1,006	915

(a)	Other movements include deferred tax recognised by subsidiary holding companies that is presented in these accounts as part of the tax charge on the profits of the joint ventures and associates to which it relates. In this respect, tax liabilities of US$87 million arising from profits of joint ventures were reclassified as direct liabilities of subsidiary companies in 2001.
(b)	The amounts reported in the STRGL for the year relate to the provisions for tax charges/(relief) on exchange differences on net debt taken to reserves.

US$m	UK tax	Australian tax	Other countries’ tax	2002 Total US$m	2001 Total restated US$m

Provided in the accounts
Deferred tax assets	6	263	1,222	1,491	1,627
Deferred tax liabilities	(134)	(641)	(1,722)	(2,497)	(2,542)

Balance as shown above	(128)	(378)	(500)	(1,006)	(915)

Comprising:
Accelerated capital allowances	(5)	(493)	(941)	(1,439)	(1,568)
Other timing differences	(129)	115	239	225	270
Tax losses	6	–	202	208	264

	(128)	(378)	(500)	(1,006)	(1,034)
Deduct: US Alternative Minimum Tax credits recoverable	–	–	–	–	119

Balance as shown above	(128)	(378)	(500)	(1,006)	(915)

£m	UK tax	Australian tax	Other countries' tax	2002 Total £m	2001 Total restated £m

Provided in the accounts
Deferred tax assets	4	164	762	930	1,122
Deferred tax liabilities	(84)	(400)	(1,074)	(1,558)	(1,752)

Balance as shown above	(80)	(236)	(312)	(628)	(630)

Comprising:
Accelerated capital allowances	(3)	(308)	(588)	(899)	(1,080)
Other timing differences	(81)	72	150	141	186
Tax losses	4	–	126	130	182

	(80)	(236)	(312)	(628)	(712)
Deduct: US Alternative Minimum Tax credits recoverable	–	–	–	–	82

Balance as shown above	(80)	(236)	(312)	(628)	(630)

(a)	US$430 million (2001: US$217 million) of potential deferred tax assets have not been recognised as an asset in these accounts. There is no time limit for the recovery of these potential assets. This total includes US$366 million (2001: US$170 million) of US Alternative Minimum Tax credits and US tax losses for which recovery is dependent on the level of taxable profits in the US tax group and US$64 million of tax losses arising in countries other than the US.
(b)	There is a limited time period for the recovery of US$187 million (2001: US$224 million) of tax losses which have been recognised as deferred tax assets in the accounts.

94   Rio Tinto 2002 Annual report and financial statements

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

21   DEFERRED TAXATION CONTINUED

A$m	UK tax	Australian tax	Other countries’ tax	2002 Total A$m	2001 Total restated A$m

Provided in the accounts
Deferred tax assets	11	464	2,157	2,632	3,181
Deferred tax liabilities	(237)	(1,131)	(3,040)	(4,408)	(4,970)

Balance as shown on page 94	(226)	(667)	(883)	(1,776)	(1,789)

Comprising:
Accelerated capital allowances	(9)	(870)	(1,662)	(2,541)	(3,065)
Other timing differences	(228)	203	422	397	527
Tax losses	11	–	357	368	516

	(226)	(667)	(883)	(1,776)	(2,022)
Deduct: US Alternative Minimum Tax credits recoverable	–	–	–	–	233

Balance as shown on page 94	(226)	(667)	(883)	(1,776)	(1,789)

 22   MEDIUM AND LONG TERM BORROWINGS

2002 A$m	2001 A$m	2002 £m	2001 £m		2002 US$m	2001 US$m

12,223	10,010	4,308	3,721	At 1 January	6,252	5,561
(1,033)	748	(346)	60	Adjustment on currency translation	70	(66)
–	242	–	87	Subsidiaries acquired	–	125
–	(17)	–	(5)	Subsidiaries sold	–	(9)
2,897	4,396	1,048	1,578	Loans drawn down	1,572	2,273
(3,650)	(3,156)	(1,321)	(1,133)	Loan repayments	(1,981)	(1,632)

10,437	12,223	3,689	4,308	At 31 December	5,913	6,252
(5,657)	(7,206)	(2,000)	(2,540)	Deduct: short term	(3,205)	(3,686)

4,780	5,017	1,689	1,768	Medium and long term borrowings	2,708	2,566

				Borrowings at 31 December
3,087	5,649	1,091	1,989	Commercial paper (b)	1,749	2,889

				Bank loans
462	581	163	205	Secured	262	297
358	780	127	275	Unsecured	203	399

820	1,361	290	480		465	696

				Other loans
				Secured
159	109	56	39	Loans	90	56
210	252	74	89	Finance leases	119	129
				Unsecured
530	587	187	207	Rio Tinto Canada Inc 6% guaranteed bonds 2003	300	300
883	978	312	345	Rio Tinto Finance (USA) Limited Bonds 5.75% 2006	500	500
353	391	125	138	Rio Tinto Finance (USA) Limited Bonds 6.5% 2003	200	200
177	196	62	69	Rio Tinto Finance (USA) Limited Bonds 7.125% 2013	100	100
1,264	–	446	–	Eurobond 2007 (c)	716	–
1,971	1,693	697	596	European Medium Term Notes (c)	1,117	866
353	391	125	137	North Finance (Bermuda) Limited 7% 2005	200	200
630	616	224	219	Other unsecured loans	357	316

6,530	5,213	2,308	1,839		3,699	2,667

10,437	12,223	3,689	4,308	Total	5,913	6,252

(a)	The majority of the fixed rate borrowings shown above are swapped to floating rates. Details of interest rate and currency swaps and of available standby credit facilities are shown in note 28.
(b)	In accordance with FRS 4, all commercial paper is classified as short term borrowings though the US$1,749 million outstanding at 31 December 2002 is all backed by medium term facilities (2001: commercial paper of US$2,889 million of which US$1,900 million was backed by medium term facilities). Under US and Australian GAAP, the US$1,749 million would be grouped within non current borrowings at 31 December 2002. Further details of available facilities are given in note 28.
(c)	The Group has a US$2 billion European programme for the issuance of short to medium term debt of which US$1,833 million was drawn down at 31 December 2002. A US$500 million five year bond has been issued, from a possible US$1 billion which the Group is able to issue under an SEC shelf registration subject to market conditions and terms.

Rio Tinto 2002 Annual report and financial statements    95

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

23   NET DEBT

Analysis of changes in consolidated net debt
US$m	FRS 1 cash (a )	Borrowings	Liquid resources (a )	2002 Net debt US$m	2001 Net debt US$m

At 1 January	235	(6,252)	306	(5,711)	(5,050)
Adjustment on currency translation	(26)	(70)	(6)	(102)	38
Subsidiaries acquired	–	–	–	–	(125)
Subsidiaries sold	–	–	–	–	9
Per cash flow statement (b)	(130)	409	(213)	66	(583)

At 31 December	79	(5,913)	87	(5,747)	(5,711)

£m	FRS 1 cash (a )	Borrowings	Liquid resources (a )	2002 Net debt £m	2001 Net debt £m

At 1 January	162	(4,308)	211	(3,935)	(3,379)
Adjustment on currency translation	(27)	346	(15)	304	(69)
Subsidiaries acquired	–	–	–	–	(87)
Subsidiaries sold	–	–	–	–	5
Per cash flow statement (b)	(86)	273	(142)	45	(405)

At 31 December	49	(3,689)	54	(3,586)	(3,935)

A$m	FRS 1 cash (a )	Borrowings	Liquid resources (a )	2002 Net debt A$m	2001 Net debt A$m

At 1 January	459	(12,223)	599	(11,165)	(9,090)
Adjustment on currency translation	(82)	1,033	(53)	898	(721)
Subsidiaries acquired	–	–	–	–	(242)
Subsidiaries sold	–	–	–	–	17
Per cash flow statement (b)	(238)	753	(392)	123	(1,129)

At 31 December	139	(10,437)	154	(10,144)	(11,165)

(a)	A reconciliation of these figures to their respective balance sheet categories is shown in note 17.
(b)	The decrease/(increase) in net debt equates to the Cash outflow before management of liquid resources and financing shown on the cash flow statement together with Ordinary shares in Rio Tinto issued for cash and Ordinary shares in subsidiaries issued to outside shareholders.

2002 A$m	2001 A$m	2002 £m	2001 £m		2002 US$m	2001 US$m

				Reconciliation of cash flow to movement in net debt:
(238)	76	(86)	27	(Decrease)/increase in cash per cash flow	(130)	40
753	(1,240)	273	(445)	Cash outflow/(inflow) from decrease/(increase) in borrowings	409	(641)
(392)	35	(142)	13	Cash (inflow)/outflow from (decrease)/increase in liquid resources	(213)	18

123	(1,129)	45	(405)	Decrease/(Increase) in net debt	66	(583)

				Net cash flow from movement in liquid resources comprises:
(375)	43	(136)	16	(Decrease)/increase in time deposits	(204)	22
(13)	(12)	(5)	(4)	Decrease in certificates of deposit	(7)	(6)
(4)	4	(1)	1	(Decrease)/increase in other liquid investments	(2)	2

(392)	35	(142)	13		(213)	18

(a)	US$304 million of US Treasury bonds included within current asset investments are excluded from liquid resources. These investments were purchased to be held as security for the deferred consideration on certain assets acquired during 2002, which is payable over the next four years.

96   Rio Tinto 2002 Annual report and financial statements

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

24   SHARE CAPITAL – RIO TINTO PLC

2002 A$m	2001 A$m	2002 £m	2001 £m	2002 Number(m )	2001 Number(m )		2002 US$m	2001 US$m

						Share capital account
301	277	106	103	1,064.59	1,063.51	At 1 January	154	154
(29)	24	(10)	3	–	–	Adjustment on currency translation	–	–
–	–	–	–	0.89	1.08	Ordinary shares issued	–	–

272	301	96	106	1,065.48	1,064.59	At 31 December	154	154

						Issued and fully paid share capital
–	–	–	–	1 only	1 only	Special voting share of 10p (d)	–	–
	–	–	–	1 only	–	DLC dividend share (d)	–	–
272	301	96	106	1,065.48	1,064.59	Ordinary shares of 10p each (equity)	154	154

272	301	96	106			Total issued share capital	154	154

						Unissued share capital
92	102	32	36	354.55	355.44	Ordinary shares of 10p each	52	52
–	–	–	–	1 only	1 only	Equalisation share of 10p (d)	–	–

364	403	128	142	1,420.03	1,420.03	Total authorised share capital	206	206

						Options outstanding
				7.93	5.90	Options outstanding at 1 January
				2.61	2.91	– granted
				(0.89)	(0.68)	– exercised
				(0.31)	(0.20)	– cancelled

				9.34	7.93	Options outstanding at 31 December (b)

(a)	887,488 Ordinary shares were issued during the year resulting from the exercise of options under Rio Tinto plc employee share option schemes at prices between 476.99p and 1,061.0p (2001: 681,152 shares at prices between 476.99p and 965.4p).
(b)	At 31 December 2002, options over the following number of Ordinary shares were outstanding:
– 62,000 under the Rio Tinto plc Executive Share Option Scheme 1985 at prices between 689.0p and 861.0p and exercisable at various dates up to April 2004 (31 December 2001: 130,786 shares at prices between 476.99p and 861.0p).
– 7,186,254 under the Rio Tinto Share Option Plan 1998 at prices between 808.8p and 1,458.6p (31 December 2001: 5,785,625 shares at prices between 808.8p and 1,265.6p). The exercise of share options is subject to the satisfaction of a graduated performance condition set by the Remuneration committee at various dates up to March 2012.
– 2,079,845 under the Rio Tinto plc Share Savings Plan at prices between 521.0p and 1,061.0p and exercisable at various dates up to June 2008 (31 December 2001: 2,010,403 shares at prices between 521.0p and 1,061.0p).
(c)	At the 2002 annual general meeting the shareholders resolved to renew the general authority for the Company to buy back up to ten per cent of its Ordinary shares of 10p each for a further period of 18 months. During the year to 31 December 2002 no shares were bought back.
(d)	The Special Voting Share was issued to facilitate the joint voting by shareholders of Rio Tinto plc and Rio Tinto Limited on Joint Decisions, following the DLC merger. Directors have the ability to issue an Equalisation Share if that is required under the terms of the DLC merger sharing agreement. The DLC Dividend Share was issued to facilitate the efficient management of funds within the DLC structure.
(e)	The aggregate consideration received for shares issued during 2002 was US$10 million (2001: US$13 million)

Rio Tinto 2002 Annual report and financial statements    97

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

24   SHARE CAPITAL – RIO TINTO LIMITED

2002 A$m	2001 A$m	2002 £m	2001 £m	2002 Number(m)	2001 Number(m)		2002 US$m	2001 US$m

						Share capital account
1,431	1,429	504	531	311.02	310.92	At 1 January	732	794
(1)	–	2	(28)			Adjustment on currency translation	79	(63)
10	2	3	1	0.36	0.10	Share issues	5	1

1,440	1,431	509	504	311.38	311.02	At 31 December	816	732

263	262			187.44	187.44	Share capital held by Rio Tinto plc

1,703	1,693			498.82	498.46	Total share capital (c)

						Options outstanding
				3.08	0.85	Options outstanding at 1 January
				2.25	2.33	– granted
				(0.21)	(0.08)	– exercised
				(0.43)	(0.02)	– cancelled

				4.69	3.08	Options outstanding at 31 December (d)

(a)	359,821 (2001: 78,775) shares were issued during the year, of which 210,658 resulted from the exercise of options under Rio Tinto Limited employee share option schemes at prices between A$20.14 and A$39.30 (2001: A$20.14 and A$22.64) and 149,163 from the vesting of shares under various Rio Tinto Limited employee share schemes (2001: nil).
(b)	Rio Tinto Limited is authorised by shareholder approvals obtained in 1999 to buy back up to all the Rio Tinto Limited shares held by Tinto Holdings Australia Pty Limited (a wholly owned subsidiary of Rio Tinto plc) plus, on-market, up to ten per cent of the publicly held capital in any 12 month period. Rio Tinto Limited is seeking a renewal of these approvals at its annual general meeting in 2003. During the year to 31 December 2002, no shares were bought back (2001: nil).
(c)	Total share capital in issue at 31 December 2002 was 498.8 million shares plus one Special Voting Share and one DLC Dividend Share (31 December 2001: 498.5 million shares plus one Special Voting Share). The Special Voting Share was issued to facilitate the joint voting by shareholders of Rio Tinto plc and Rio Tinto Limited on joint decisions following the DLC merger. Directors have the ability to issue an Equalisation Share if that is required under the terms of the DLC merger sharing agreement. The DLC Dividend Share was issued to facilitate the efficient management of funds within the DLC structure.
(d)	At 31 December 2002, options over the following number of shares were outstanding:
– 2,439,330 shares under the Rio Tinto Share Option Plan at prices between A$20.14 and A$39.87 (31 December 2001: 1,694,730 shares at prices between A$20.14 and A$33.01). These share options are exercisable at various dates up to March 2012, subject to the satisfaction of a graduated performance condition set by the Remuneration committee.
– 2,246,174 shares under the Rio Tinto Limited Share Savings Plan at prices between A$25.57 and A$27.86 (31 December 2001: 1,380,826 shares at a price of A$27.86). These share options are exercisable at various dates up to June 2008.

98   Rio Tinto 2002 Annual report and financial statements

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

25	SHARE PREMIUM AND RESERVES

2002 A$m	2001 Restated A$m	2002 £m	2001 Restated £m		2002 US$m	2001 Restated US$m

				Share premium account
3,128	2,857	1,103	1,062	At 1 January	1,600	1,587
(305)	246	(106)	32	Adjustment on currency translation	–	–
19	25	7	9	Premium on issues of ordinary shares	10	13

2,842	3,128	1,004	1,103	At 31 December	1,610	1,600

				Parent and subsidiary companies’
				profit and loss account
7,187	6,877	2,532	2,557	At 1 January (as restated) (a)	3,676	3,821
146	(96)	65	(173)	Adjustment on currency translation	472	(356)
(332)	650	(120)	236	Retained (loss)/profit for the year	(180)	337
–	(244)	–	(88)	Transfers and other movements (b)	–	(126)

7,001	7,187	2,477	2,532	At 31 December	3,968	3,676

				Joint ventures’ profit and loss account
1,038	895	366	332	At 1 January	531	497
(75)	34	(25)	(5)	Adjustment on currency translation	13	(22)
(73)	(135)	(27)	(49)	Retained loss for the year	(40)	(70)
–	244	–	88	Transfers and other movements (b)	–	126

890	1,038	314	366	At 31 December	504	531

				Associates’ profit and loss account
110	108	39	40	At 1 January (as restated)	56	60
(4)	2	(2)	(1)	Adjustment on currency translation	6	(4)
83	–	30	–	Retained profit for the year	45	–

189	110	67	39	At 31 December	107	56

8,080	8,335	2,858	2,937	Total profit and loss account	4,579	4,263

				Other reserves
575	536	203	199	At 1 January	294	298
(40)	39	(14)	4	Adjustment on currency translation	9	(4)

535	575	189	203	At 31 December	303	294

				Total reserves
7,510	7,733	2,657	2,725	– Parent and subsidiary companies	4,256	3,955
890	1,038	314	366	– Joint ventures	504	531
215	139	76	49	– Associated companies	122	71

8,615	8,910	3,047	3,140		4,882	4,557

(a)	At 1 January 2002, the parent and subsidiary companies profit and loss account balance was US$3,819 million (£2,631 million and A$7,466 million) and the associates’ profit and loss account balance was US$46 million (£32 million and A$90 million) before restatement to reflect the implementation of FRS 19.
(b)	Certain tax liabilities arising from profits of joint ventures were reclassified as direct liabilities of subsidiary companies in 2001. The reclassification of these liabilities was included in Transfers and other movements.
(c)	A substantial portion of Group reserves are in overseas companies. If these reserves were distributed, there would be a liability to withholding taxes and to corporate tax in the UK and Australia. This would, however, be reduced by double taxation relief. Provision is made in these accounts for such additional tax only to the extent that dividends have been accrued or there is a binding agreement to distribute such past earnings.
(d)	At 31 December 2002, cumulative goodwill written off directly to reserves amounted to US$3,087 million (2001: US$3,047 million).
(e)	Adjustments on currency translation include net of tax exchange gains on net debt of US$211 million (2001: losses of US$189 million).

Amounts attributable to Rio Tinto Limited public shareholders
The consolidated shareholders’ funds of the DLC include US$1,688 million (2001: US$1,592 million) and profit for the financial year includes US$147 million (2001: US$244 million) attributable to the economic interests of shareholders in Rio Tinto Limited other than Rio Tinto plc.

Rio Tinto 2002 Annual report and financial statements 99

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

26	PRODUCT ANALYSIS

2002 A$m	2001 Restated (a) A$m	2002 £m	2001 Restated (a) £m	2002%	2001 Restated (a) %		2002 US$m	2001 Restated (a) US$m

						Operating assets
5,050	6,945	1,785	2,447	21.5	27.2	Copper, gold and by products	2,861	3,552
4,931	5,228	1,743	1,843	21.0	20.5	Iron ore	2,794	2,674
3,260	3,043	1,152	1,073	13.9	11.9	Coal	1,847	1,556
4,172	3,758	1,475	1,325	17.8	14.7	Aluminium	2,364	1,922
3,768	4,150	1,332	1,462	16.1	16.3	Industrial minerals	2,135	2,123
2,260	2,391	800	843	9.7	9.4	Other products (including diamonds) (d)	1,281	1,223

23,441	25,515	8,287	8,993	100.0	100.0	Total	13,282	13,050
(128)	(580)	(45)	(205)			Unallocated items	(73)	(296)
(10,144)	(11,165)	(3,586)	(3,935)			Less: net debt	(5,747)	(5,711)

13,169	13,770	4,656	4,853			Net assets	7,462	7,043

						Gross turnover
2,483	2,470	899	887	12.4	12.2	Copper	1,348	1,277
1,927	1,911	697	686	9.7	9.5	Gold (all sources)	1,046	988
3,264	3,296	1,181	1,183	16.4	16.3	Iron ore	1,772	1,704
4,058	4,065	1,469	1,460	20.3	20.1	Coal	2,203	2,102
3,063	3,315	1,109	1,190	15.4	16.4	Aluminium	1,663	1,714
3,496	3,530	1,265	1,267	17.5	17.5	Industrial minerals	1,898	1,825
1,654	1,600	599	576	8.3	8.0	Other products (including diamonds) (d)	898	828

19,945	20,187	7,219	7,249	100.0	100.0	Total	10,828	10,438

						Profit before tax
967	917	349	330	18.6	15.1	Copper, gold and by products	525	474
1,256	1,471	454	529	24.1	24.3	Iron ore	682	761
950	1,083	344	389	18.2	17.9	Coal	516	560
704	967	255	347	13.5	16.0	Aluminium	382	500
1,041	1,258	377	452	20.0	20.8	Industrial minerals	565	651
293	358	107	130	5.6	5.9	Other products (including diamonds) (d)	159	185

5,211	6,054	1,886	2,177	100.0	100.0		2,829	3,131
(239)	(251)	(87)	(90)			Exploration and evaluation	(130)	(130)
(297)	(495)	(108)	(178)			Net interest (e)	(161)	(256)
(245)	(91)	(88)	(33)			Other items (f)	(133)	(47)

4,430	5,217	1,603	1,876				2,405	2,698
(2,015)	(1,383)	(729)	(497)			Exceptional charges (g)	(1,094)	(715)

2,415	3,834	874	1,379			Total	1,311	1,983

						Net earnings
669	576	242	207	20.3	15.6	Copper, gold and by products	363	298
849	975	307	350	25.8	26.4	Iron ore	461	504
582	667	211	240	17.7	18.1	Coal	316	345
490	638	177	229	14.9	17.3	Aluminium	266	330
543	641	197	231	16.5	17.4	Industrial minerals	295	332
160	188	58	68	4.8	5.2	Other products (including diamonds) (d)	87	97

3,293	3,685	1,192	1,325	100.0	100.0		1,788	1,906
(201)	(201)	(73)	(72)			Exploration and evaluation	(109)	(104)
(175)	(323)	(63)	(116)			Net interest (e)	(95)	(167)
(99)	52	(36)	19			Other items (f)	(54)	27

2,818	3,213	1,020	1,156				1,530	1,662
(1,619)	(1,128)	(586)	(405)			Exceptional charges (g)	(879)	(583)

1,199	2,085	434	751			Total	651	1,079

(a)	The 2001 restatement of segmental data for FRS 19 impacts operating assets only.
(b)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (ie net of such companies’ debt). For joint ventures and associates, Rio Tinto’s net investment is shown.
(c)	The above analyses include the Rio Tinto share of the results of joint ventures and associates including interest.
(d)	Diamonds have been reclassified from Industrial minerals to Other products and comparative figures have been restated accordingly.
(e)	The amortisation of discount is included in the applicable product category. All other financing costs of subsidiaries are shown as Net interest.
(f)	Other items includes various corporate items and, in 2001, the US$54 million gain on the sale of Norzink.
(g)	Of the exceptional charges in 2002, US$596 million before and after tax relates to KUC which is included in the copper, gold and by products segment and US$443 million before tax (US$235 million net of tax and minorities) relates to IOC which is included in the iron ore segment. In 2001, US$644 million before tax and US$531 million after tax related to KUC. Exceptional charges are shown separately in the above analysis of profit before tax and net earnings.

100 Rio Tinto 2002 Annual report and financial statements

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

26	PRODUCT ANALYSIS CONTINUED

The Group figures on page 100 include the following amounts for joint ventures:

2002 A$m	2001 A$m	2002 £m	2001 £m		2002 US$m	2001 US$m

				Net investment
1,813	1,936	640	683	Copper, gold and by products	1,027	990
1,461	1,218	517	429	Coal	828	623
116	137	41	48	Other	66	70

3,390	3,291	1,198	1,160	Total	1,921	1,683

				Gross turnover
772	714	279	256	Copper	419	369
435	478	157	172	Gold	236	247
1,760	1,764	638	633	Coal	956	912
94	162	34	58	Other	51	84

3,061	3,118	1,108	1,119	Total	1,662	1,612

				Profit before tax
427	425	155	153	Copper, gold and by products	232	220
524	574	190	207	Coal	285	297
6	6	2	2	Other	3	3

957	1,005	347	362		520	520
(29)	–	(10)	–	Exceptional charges	(16)	–

928	1,005	337	362	Total	504	520

				Net earnings
285	273	103	98	Copper, gold and by products	155	141
364	388	133	141	Coal	198	201
4	4	1	1	Other	2	2

653	665	237	240		355	344
(29)	–	(10)	–	Exceptional charges	(16)	–

624	665	227	240	Total	339	344

The Group figures on page 100 include the following amounts for associates:

2002	2001	2002	2001		2002	2001
	Restated		Restated			Restated
A$m	A$m	£m	£m		US$m	US$m

				Net investment
891	895	314	316	Copper, gold and by products	505	458
115	108	41	38	Other	65	55

1,006	1,003	355	354	Total	570	513

				Gross turnover
477	516	173	185	Copper	259	267
654	644	236	231	Gold	355	333
201	144	73	52	Other	109	74

1,332	1,304	482	468	Total	723	674

				Profit before tax
239	188	87	68	Copper, gold and by products	130	97
109	118	39	42	Other	59	61

348	306	126	110	Total	189	158

				Net earnings
171	100	62	36	Copper, gold and by products	93	51
66	73	24	26	Other	36	38

237	173	86	62	Total	129	89

Rio Tinto 2002 Annual report and financial statements 101

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

27	GEOGRAPHICAL ANALYSIS

By location

2002 A$m	2001 Restated (a) A$m	2002 £m	2001 Restated (a) £m	2002%	2001 Restated (a) %		2002 US$m	2001 Restated (a) US$m

						Operating assets
8,320	10,030	2,941	3,534	35.5	39.3	North America	4,714	5,130
11,376	11,515	4,020	4,059	48.5	45.1	Australia and New Zealand	6,445	5,890
1,241	1,342	439	473	5.3	5.3	South America	703	686
822	706	291	249	3.5	2.8	Africa	466	361
1,057	1,185	374	418	4.5	4.6	Indonesia	599	606
625	737	222	260	2.7	2.9	Europe and other countries	355	377

23,441	25,515	8,287	8,993	100.0	100.0	Total	13,282	13,050
(128)	(580)	(45)	(205)			Unallocated items	(73)	(296)
(10,144)	(11,165)	(3,586)	(3,935)			Less: net debt	(5,747)	(5,711)

13,169	13,770	4,656	4,853			Net assets	7,462	7,043

						Turnover by country of origin
6,220	6,079	2,251	2,183	31.2	30.1	North America	3,377	3,143
8,289	8,483	3,000	3,046	41.6	42.0	Australia and New Zealand	4,500	4,386
967	1,013	350	364	4.8	5.0	South America	525	524
1,442	1,657	522	595	7.2	8.2	Africa	783	857
1,914	1,839	693	660	9.6	9.1	Indonesia	1,039	951
1,113	1,116	403	401	5.6	5.6	Europe and other countries	604	577

19,945	20,187	7,219	7,249	100.0	100.0	Total	10,828	10,438

						Profit before tax
809	868	293	313	17.1	15.2	North America	439	449
2,697	3,222	975	1,158	57.1	56.4	Australia and New Zealand	1,464	1,666
158	164	57	59	3.4	2.9	South America	86	85
558	812	202	292	11.8	14.2	Africa	303	420
575	491	208	176	12.2	8.6	Indonesia	312	254
(70)	155	(24)	56	(1.6)	2.7	Europe and other countries	(38)	80

4,727	5,712	1,711	2,054	100.0	100.0		2,566	2,954
(297)	(495)	(108)	(178)			Net interest (d)	(161)	(256)

4,430	5,217	1,603	1,876				2,405	2,698
(2,015)	(1,383)	(729)	(497)			Exceptional charges (e)	(1,094)	(715)

2,415	3,834	874	1,379			Total	1,311	1,983

						Net earnings
600	694	217	249	20.1	19.6	North America	326	359
1,730	2,035	626	731	57.8	57.5	Australia and New Zealand	939	1,052
120	108	43	39	4.0	3.1	South America	65	56
212	277	77	99	7.1	7.8	Africa	115	143
341	248	123	89	11.4	7.0	Indonesia	185	128
(10)	174	(3)	65	(0.4)	5.0	Europe and other countries	(5)	91

2,993	3,536	1,083	1,272	100.0	100.0		1,625	1,829
(175)	(323)	(63)	(116)			Net interest (d)	(95)	(167)

2,818	3,213	1,020	1,156				1,530	1,662
(1,619)	(1,128)	(586)	(405)			Exceptional charges (e)	(879)	(583)

1,199	2,085	434	751			Total	651	1,079

(a)	The 2001 restatement of segmental data for FRS 19 impacts operating assets only.
(b)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (ie net of such companies’ debt). For joint ventures and associates, Rio Tinto’s net investment is shown.
(c)	The above analyses include the Rio Tinto share of the results of joint ventures and associates including interest.
(d)	The amortisation of discount is included in the applicable geographical area. All other financing costs of subsidiaries are shown as Net interest.
(e)	Of the 2002 exceptional charges, US$596 million before tax relates to Kennecott Utah Copper (KUC) and US$443 million before tax relates to IOC, both of which are included in North America. The impact of 2002 exceptional charges on net earnings was US$596 million for KUC and US$235 million for IOC. Of the 2001 exceptional charges, US$644 million before tax and US$531 million after tax related to KUC. Exceptional charges are shown separately in the above analysis of profit before tax and net earnings.

102 Rio Tinto 2002 Annual report and financial statements

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

27	GEOGRAPHICAL ANALYSIS CONTINUED

By location
The Group figures shown on page 102 include the following amounts for joint ventures:

2002 A$m	2001 A$m	2002 £m	2001 £m		2002 US$m	2001 US$m

				Net investment
1,471	1,201	519	423	Australia and New Zealand	834	614
879	966	311	340	South America	498	494
1,001	1,071	354	378	Indonesia	567	548
39	53	14	19	Other	22	27

3,390	3,291	1,198	1,160	Total	1,921	1,683

				Turnover by country of origin
1,081	1,054	391	378	Australia and New Zealand	587	545
521	559	189	201	South America	283	289
1,041	1,021	377	367	Indonesia	565	528
418	484	151	173	Other	227	250

3,061	3,118	1,108	1,119	Total	1,662	1,612

				Profit before tax
394	399	143	145	Australia and New Zealand	214	207
90	124	33	44	South America	49	64
425	441	154	158	Indonesia	231	228
48	41	17	15	Other	26	21
(29)	–	(10)	–	Exceptional charges	(16)	–

928	1,005	337	362	Total	504	520

				Net earnings
278	280	102	102	Australia and New Zealand	151	145
59	79	21	28	South America	32	41
274	275	99	99	Indonesia	149	142
42	31	15	11	Other	23	16
(29)	–	(10)	–	Exceptional charges	(16)	–

624	665	227	240	Total	339	344

The Group figures shown on page 102 include the following amounts for associates:
2002	2001	2002	2001		2002	2001
	Restated		Restated			Restated
A$m	A$m	£m	£m		US$m	US$m

				Net investment
125	172	44	61	North America	71	88
224	214	79	75	Indonesia	127	109
657	617	232	218	Other	372	316

1,006	1,003	355	354	Total	570	513

				Turnover by country of origin
241	248	87	89	North America	131	128
564	572	204	206	Indonesia	306	296
527	484	191	173	Other	286	250

1,332	1,304	482	468	Total	723	674

				Profit before tax
77	87	28	31	North America	42	45
99	68	36	24	Indonesia	54	35
172	151	62	55	Other	93	78

348	306	126	110	Total	189	158

				Net earnings
61	70	22	25	North America	33	36
35	2	13	1	Indonesia	19	1
141	101	51	36	Other	77	52

237	173	86	62	Total	129	89

Rio Tinto 2002 Annual report and financial statements 103

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

27   GEOGRAPHICAL ANALYSIS CONTINUED

By destination
2002 A$m	2001 A$m	2002 £m	2001 £m	2002%	2001%		2002 US$m	2001 (a) US$m

						Turnover by destination
5,789	5,678	2,095	2,039	29.0	28.1	North America	3,143	2,936
4,310	4,522	1,560	1,624	21.6	22.4	Europe	2,340	2,338
3,579	3,891	1,295	1,397	17.9	19.3	Japan	1,943	2,012
3,837	3,818	1,389	1,371	19.2	18.9	Other Asia	2,083	1,974
1,634	1,431	591	514	8.2	7.1	Australia and New Zealand	887	740
796	847	289	304	4.1	4.2	Other	432	438

19,945	20,187	7,219	7,249	100.0	100.0	Total	10,828	10,438

The Group figures shown above include the following amounts for joint ventures:
2002 A$m	2001 A$m	2002 £m	2001 £m				2002 US$m	2001 US$m

						Turnover by destination
394	435	143	156			North America	214	225
558	588	202	211			Europe	303	304
1,059	979	383	351			Japan	575	506
1,050	1,116	380	401			Other	570	577

3,061	3,118	1,108	1,119			Total	1,662	1,612

The Group figures shown above include the following amounts for associates:
2002	2001	2002	2001				2002	2001
A$m	A$m	£m	£m				US$m	US$m

						Turnover by destination
289	308	105	110			North America	157	159
457	485	165	175			Europe	248	251
586	511	212	183			Other	318	264

1,332	1,304	482	468			Total	723	674

(a)	The sales analysis of turnover by destination for 2001 has been restated, the principal changes being an increase in sales to Australia and New Zealand of US$277 million and a reduction in sales to Japan of US$270 million.

104    Rio Tinto 2002 Annual report and financial statements

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

28   FINANCIAL INSTRUMENTS

The Group’s policies with regard to currency, interest rate and commodity price exposures, and the use of derivative financial instruments, are discussed in the following sections on pages 31 and 32 of the Financial review:
A – Exchange rates, reporting currencies and currency exposure
B – Interest rates
C – Commodity prices
D – Treasury management and financial instruments

Except where stated, the information given below relates to the financial instruments of the parent companies and their subsidiaries and excludes joint ventures and associates. The information provided is as at the end of the financial year. Short term debtors and creditors are included only in the currency analysis.

Financial instruments held by companies acquired are marked to market as part of the adjustment of assets and liabilities acquired to fair value. Where appropriate, these fair value adjustments are shown in the disclosures below.

A) Currency
The Group’s material currency derivatives are itemised below:

a) Forward contracts hedging trading transactions

	Buy currency amount	Sell currency amount	Weighted average exchange rate	Fair value	Total fair value

Buy Australian dollar: sell US dollar	A$m	US$m	A$/US$	US$m	US$m

Less than 1 year	292	178	0.61	(15)
1 to 5 years	779	474	0.61	(61)
More than 5 years	246	148	0.60	(27)

Total	1,317	800	0.61		(103)

Of the above, contracts to sell US$651 million were acquired with companies purchased in 2000 and 2001.

Buy New Zealand dollar: sell US dollar	NZ$m	US$m	NZ$/US$	US$m

Less than 1 year	130	65	0.50	2
1 to 5 years	485	226	0.47	4
More than 5 years	390	175	0.45	(8)

Total	1,005	466	0.46		(2)

Buy Canadian dollar: sell US dollar (all of which were acquired with companies purchased in 2000).	C$m	US$m	C$/US$	US$m

Less than 1 year	123	86	0.70	(8)
1 to 5 years	18	12	0.67	(1)

Total	141	98	0.70		(9)

Other currency forward contracts					(1)

Total fair value					(115)
Deduct: Fair value recognised on acquisition in respect of these contracts					(20)

Fair value not recognised					(95)

Rio Tinto 2002 Annual report and financial statements    105

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

28   FINANCIAL INSTRUMENTS CONTINUED

b)   Options hedging trading transactions
The Group acquired a series of bought call options with companies purchased in 2000. No further options have been taken out since that time. The majority of these bought call options are matched by sold puts creating synthetic forwards. In the event that the Australian dollar strengthens above predetermined levels, the put options are ‘knocked out’, ie cancelled.

	Buy currency amount	Sell currency amount	Weighted average strike rate	Fair value	Total fair value

Bought A$ call options	A$m	US$m	A$/US$	US$m	US$m

Less than 1 year	94	66	0.70	–
1 to 5 years	374	263	0.70	1
More than 5 years	60	42	0.70	–

Total	528	371	0.70		1

The following sold A$ put options (knock out puts) will be cancelled should, at any time during their term, the Australian dollar strengthen above a predetermined barrier rate. Details are shown below.

	Buy currency amount	Sell currency amount	Weighted average strike rate	Weighted average barrier rate	Fair value

Sold knock out A$ put options	A$m	US$m	A$/US$	A$/US$	US$m

Less than 1 year	94	66	0.70	0.77	(13)
1 to 5 years	374	263	0.70	0.77	(60)
More than 5 years	60	42	0.70	0.77	(10)

Total	528	371	0.70	0.77		(83)

Total fair value						(82)

Deduct: Fair value recognised on acquisition in respect of these contracts						43

Fair value not recognised						(39)

c) Forward contracts hedging future capital expenditure
		Buy currency amount	Sell currency amount	Weighted average exchange rate	Fair value	Total fair value

Buy Australian dollar: sell US dollar		A$m	US$m	A$/US$	US$m	US$m

Less than 1 year		758	380	0.50	43
1 to 5 years		393	198	0.50	22

		1,151	578	0.50		65

Buy Canadian dollar: sell US dollar		C$m	US$m	C$/US$	US$m

Less than 1 year		46	32	0.70	(3)	(3)

Fair value not recognised						62

106    Rio Tinto 2002 Annual report and financial statements

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

28	FINANCIAL INSTRUMENTS CONTINUED
d) Curreny swaps hedging non US dollar debt	Buy currency amount	Sell currency amount US$m	Weighted average exchange rate	Fair value US$m
Buy Euro: sell US dollars

1 to 5 years	Euro 750m	674	1.11	112

Buy Japanese yen: sell US dollars

1 to 5 years	Yen 16 billion	131	122	4

Buy sterling: sell US dollars

Less than 1 year	£112m	175	0.64	4
1 to 5 years	£175m	251	0.70	30

		426	0.67

Buy Swiss francs: sell US dollars

1 to 5 years	CHF20m	12	1.66	2

Total		1,243		152
Fair value recognised within carrying value of debt*				(152)

Fair value not recognised				–

*These fair values comprise only the currency element of the swaps. The fair value of the interest element is presented in the summary of interest rate swaps.

e)   Currency exposures arising from the Group’s net monetary assets/(liabilities)
After taking into account the effect of relevant derivative instruments, almost all the Group’s net debt is either denominated in US dollars or in the functional currency of the entity holding the debt. The table below sets out the currency exposures arising from net monetary assets/(liabilities), other than net debt, which are not denominated in the functional currency of the relevant business unit. Gains and losses resulting from such exposures are recorded in the profit and loss account. This table reflects the currency exposures before adjusting for tax and outside interests.

	Currency of exposure			Currency of exposure
	United States dollar	Other currencies	2002 Total	United States dollar	Other currencies	2001 Total
US$m	US$m	US$m	US$m	US$m	US$m	US$m

Functional currency of business unit:
United States dollar	–	32	32	–	9	9
Australian dollar	346	35	381	273	16	289
Canadian dollar	56	–	56	47	(12)	35
South African rand	105	26	131	170	(6)	164
Other currencies	28	(1)	27	5	34	39

Total	535	92	627	495	41	536

Rio Tinto 2002 Annual report and financial statements    107

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

28	FINANCIAL INSTRUMENTS CONTINUED
	Currency of exposure			Currency of exposure
£m	United States dollar	Other currencies	2002 Total	United States dollar	Other currencies	2001 Total

	£m	£m	£m	£m	£m	£m

Functional currency of business unit:
United States dollar	–	20	20	–	6	6
Australian dollar	216	22	238	188	11	199
Canadian dollar	35	–	35	32	(8)	24
South African rand	66	16	82	117	(4)	113
Other currencies	17	(1)	16	4	23	27

Total	334	57	391	341	28	369

	Currency of exposure			Currency of exposure
	United States dollar	Other currencies	2002 Total	United States dollar	Other currencies	2001 Tota
A$m	A$m	A$m	A$m	A$m	A$m	A$m

Functional currency of business unit:
United States dollar	–	56	56	–	18	18
Australian dollar	611	62	673	534	31	565
Canadian dollar	99	–	99	92	(23)	69
South African rand	185	46	231	332	(12)	320
Other currencies	49	(2)	47	10	67	77

Total	944	162	1,106	968	81	1,049

The table below shows the Rio Tinto share of the above currency exposures after tax and outside interests.

	Currency of exposure			Currency of exposure
	United States dollar	Other currencies	2002 Total	United States dollar	Other currencies	2001 Tota
US$m	US$m	US$m	US$m	US$m	US$m	US$m

Functional currency of business unit:
United States dollar	–	22	22	–	4	4
Australian dollar	224	24	248	189	11	200
Canadian dollar	21	–	21	17	(9)	8
South African rand	37	9	46	60	(3)	57
Other currencies	17	(1)	16	3	24	27

Total	299	54	353	269	27	296

	Currency of exposure			Currency of exposure
	United States dollar	Other currencies	2002 Total	United States dollar	Other currencies	2001 Total
£m	£m	£m	£m	£m	£m	£m

Functional currency of business unit:
United States dollar	–	14	14	–	3	3
Australian dollar	140	15	155	130	8	138
Canadian dollar	13	–	13	12	(6)	6
South African rand	23	6	29	41	(2)	39
Other currencies	11	(1)	10	2	17	19

Total	187	34	221	185	20	205

	Currency of exposure			Currency of exposure
	United States dollar	Other currencies	2002 Total	United States dollar	Other currencies	2001 Total
A$m	A$m	A$m	A$m	A$m	A$m	A$m

Functional currency of business unit:
United States dollar	–	39	39	–	8	8
Australian dollar	395	42	437	369	22	391
Canadian dollar	37	–	37	33	(18)	15
South African rand	65	16	81	117	(6)	111
Other currencies	30	(2)	28	6	47	53

Total	527	95	622	525	53	578

108    Rio Tinto 2002 Annual report and financial statements

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

28	FINANCIAL INSTRUMENTS CONTINUED

B)	Interest rates
(i)	Financial liabilities and assets including the effect of interest rate and currency swaps
This table analyses the currency and interest rate composition of the Group’s financial assets and liabilities:

	United States dollar	Australian dollar	Sterling	South African rand	Other currencies	2002 Total carrying value	2001 Total carrying value
US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Financial liabilities (f)
Fixed rate	(685)	–	–	–	–	(685)	(822)
Floating rate	(4,775)	(331)	(25)	(162)	(96)	(5,389)	(5,579)
Non interest bearing (g)	(287)	–	–	–	–	(287)	–

	(5,747)	(331)	(25)	(162)	(96)	(6,361)	(6,401)
Financial assets (f)
Fixed rate	304	–	–	–	–	304	137
Floating rate (including loans to joint ventures and associates)	375	92	31	4	78	580	816

	(5,068)	(239)	6	(158)	(18)	(5,477)	(5,448)

Less:
US Treasury bonds (fixed rate)						(304)	–
Deferred consideration payable (non interest bearing)						287	–
Loans to joint ventures and associates (floating rate)						(253)	(263)

Net debt (note 23)						(5,747)	(5,711)

	United States dollar	Australian dollar	Sterling	South African rand	Other currencies	2002 Total carrying value	2001 Total carrying value
£m	£m	£m	£m	£m	£m	£m	£m

Financial liabilities (f)
Fixed rate	(426)	–	–	–	–	(426)	(567)
Floating rate	(2,980)	(206)	(16)	(101)	(60)	(3,363)	(3,844)
Non interest bearing (g)	(180)	–	–	–	–	(180)	–

	(3,586)	(206)	(16)	(101)	(60)	(3,969)	(4,411)
Financial assets (f)
Fixed rate	191	–	–	–	–	191	94
Floating rate (including loans to joint ventures and associates)	232	58	19	2	49	360	564

	(3,163)	(148)	3	(99)	(11)	(3,418)	(3,753)

Less:
US Treasury bonds (fixed rate)						(191)	–
Deferred consideration payable (non interest bearing)						180	–
Loans to joint ventures and associates (floating rate)						(157)	(182)

Net debt (note 23)						(3,586)	(3,935)

Rio Tinto 2002 Annual report and financial statements   109

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

28	FINANCIAL INSTRUMENTS CONTINUED

	United States dollar	Australian dollar	Sterling	South African rand	Other currencies	2002 Total carrying value	2001 Total carrying value
A$m	A$m	A$m	A$m	A$m	A$m	Am$	A$m

Financial liabilities (f)
Fixed rate	(1,209)	–	–	–	–	(1,209)	(1,607)
Floating rate	(8,429)	(584)	(44)	(286)	(169)	(9,512)	(10,907)
Non interest bearing (g)	(508)	–	–	–	–	(508)	–

	(10,146)	(584)	(44)	(286)	(169)	(11,229)	(12,514)
Financial assets (f)
Fixed rate	537	–	–	–	–	537	268
Floating rate (including loans to joint ventures and associates)	662	162	54	7	138	1,023	1,595

	(8,947)	(422)	10	(279)	(31)	(9,669)	(10,651)

Less:
US Treasury bonds (fixed rate)						(537)	–
Deferred consideration payable (non interest bearing)						508	–
Loans to joint ventures and associates (floating rate)						(446)	(514)

Net debt (note 23)						(10,144)	(11,165)

(ii)	Fixed rate liabilities and assets, presented gross, and interest rate and currency swaps
The US$685 million (2001: US$822 million) of fixed rate liabilities shown in (i) above comprise the gross liabilities of US$2,539 million (2001: US$1,793 million) less the interest rate swaps of US$1,854 million (2001: US$971 million) shown below:

Gross liabilities
	Principal	Average fixed rate	2002 Excess of fair value over principal	Principal	Average fixed rate	2001 Excess of fair value over principal
Maturity	US$m	% p.a.	US$m	US$m	% p.a.	US$m

Less than 1 year	621	5.4	(17)	20	8.9	–
1 to 5 years	750	6.1	(66)	1,367	6.4	(42)
More than 5 years	100	7.2	(18)	100	7.1	(4)

US$ fixed rate liabilities	1,471	5.9		1,487	6.5

Less than 1 year	–	–	–	23	0.1	–
1 to 5 years	1,068	4.7	(46)	283	4.5	5

Non US dollar fixed rate liabilities (a)	1,068	4.7		306	4.1

Fixed rate liabilities before interest rate swaps	2,539		(147)	1,793		(41)

Interest rate swaps
	Principal	Average fixed rate	2002 Fair value*	Principal	Average fixed rate	2001 Fair value
Maturity	US$m	% p.a.	US$m	US$m	% p.a.	US$m

Less than 1 year	321	4.7	9	–	–	–
1 to 5 years	750	6.1	74	950	6.2	29

Interest rate swaps to US$ floating rates	1,071	5.7		950	6.2

Less than 1 year	–	–	–	23	0.1	–
1 to 5 years (a)	1,068	4.7	48	283	4.5	(6)

Interest rate swaps from non US$ fixed rates to US$ floating rates	1,068	4.7		306	4.1

1 to 5 years	245	7.1	(28)	245	7.1	(18)
More than 5 years	40	5.6	(9)	40	5.6	(1)

Interest rate swaps to US$ fixed rates (b)	285	6.9		285	6.9

Interest rate swaps (net impact)	1,854		94	971		4

Total fixed rate financial liabilities after interest rate swaps (b), (d)	685		(53)	822		(37)

*These fair values include the interest element of the currency swaps described earlier.

110   Rio Tinto 2002 Annual report and financial statements

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

28	FINANCIAL INSTRUMENTS CONTINUED

Gross assets
	Principal	Average fixed rate	2002 Excess of fair value over principal	Principal	Average fixed rate	2001 Excess of fair value over principal
Maturity	US$m	% p.a.	US$m	US$m	% p.a.	US$m

Less than 1 year	304	1.7	4	20	8.9	–
1 to 5 years	–	–	–	117	8.9	–

Total fixed rate financial assets	304	1.7	4	137	8.9	–

(a)	All of the above non US$ liabilities are swapped to US$. The principal amounts shown above reflect the currency element of the related currency swaps.
(b)	As a consequence of acquisitions during 2000, the Group holds a number of interest rate swaps to receive US$ floating rates and pay US$ fixed rates which have been included in the total of fixed rate debt shown above. Similarly, as a consequence of acquisitions in 2000, the Group acquired interest rate option contracts which give it the right to pay fixed interest rates and receive floating interest rates. As at 31 December 2002, these options had a principal of US$25 million (2001: US$180 million) and a US$nil (2001: US$nil) fair value.
(c)	The Group has US$119 million of finance leases (2001: US$129 million), the largest of which has a principal of US$86 million, a maturity of 2018 and a floating interest rate.
(d)	After taking into account all interest rate swaps, the Group’s fixed rate debt totals US$685 million and has a weighted average interest rate of 6.6 per cent and a weighted average time to maturity of three years (2001: US$822 million with a weighted average interest rate of 7.0 per cent and a weighted average time to maturity of four years).
(e)	Interest rates on the great majority of the Group’s floating rate financial liabilities and assets will have been reset within six months. The interest rates applicable to the Group’s US dollar denominated floating rate financial liabilities and assets did not differ materially at the year end from the three month US dollar LIBOR rate of 1.4 per cent.
(f)	The above table does not include the remaining US$60 million (2001: US$80 million) net provision for the mark to market valuation of the hedge books held by companies acquired in 2000 and 2001 and other financial assets of US$122 million (2001: US$343 million) all of which are non interest bearing. Further details of the instruments included within the acquisition provision for mark to market valuation of the hedge books held by companies acquired are shown in section A above and section C below.
(g)	These non interest bearing financial liabilities have been presented in the financial statements on a discounted basis, using a discount rate of 3.8 per cent.

C)	Commodities
The Group’s material commodity derivatives are itemised below:

2002 Fair value
US$m

Commodity derivatives, including options, of which US$2 million relates to acquisitions during 2000	6

Total fair value	6
Deduct: Fair value recognised on acquisition in respect of these contracts	(3)

Fair value not recognised	3

D)	Liquidity
The maturity profile of the Group’s net debt is discussed in the Balance sheet section of the Financial review on page 31.

Financial assets and liabilities are repayable as follows:
2002	2001	2002	2001		2002	2001
A$m	A$m	£m	£m		US$m	US$m

				Financial liabilities
(6,062)	(7,497)	(2,143)	(2,643)	Within 1 year, or on demand	(3,434)	(3,835)
(379)	(1,505)	(134)	(531)	Between 1 and 2 years	(215)	(770)
(695)	(291)	(246)	(102)	Between 2 and 3 years	(394)	(149)
(1,840)	(298)	(650)	(105)	Between 3 and 4 years	(1,042)	(152)
(1,431)	(2,299)	(505)	(810)	Between 4 and 5 years	(810)	(1,176)
(822)	(624)	(291)	(220)	After 5 years	(466)	(319)

(11,229)	(12,514)	(3,969)	(4,411)		(6,361)	(6,401)
				Financial assets
1,178	1,195	416	422	Within 1 year, or on demand	668	612
18	101	6	36	Between 1 and 2 years	10	51
18	94	6	33	Between 2 and 3 years	10	48
25	94	9	33	Between 3 and 4 years	14	48
25	27	9	10	Between 4 and 5 years	14	14
296	352	105	124	After 5 years	168	180

(9,669)	(10,651)	(3,418)	(3,753)	Total per currency/interest rate analysis	(5,477)	(5,448)

In addition, of the remaining US$60 million net provision for the mark to market valuation of the hedge books held by companies acquired in 2000 and 2001, US$15 million matures in 2003, US$39 million in 2004 to 2007 and US$6 million thereafter. There are other financial assets totalling US$122 million of which US$86 million have no fixed maturity and US$36 million which has a maturity greater than one year.

     In accordance with FRS 4, all commercial paper is classified as short term borrowings though the US$1,749 million outstanding at 31 December 2002 is all backed by medium term facilities (2001: commercial paper of US$2,889 million of which US$1,900 million was backed by medium term facilities). Under US and Australian GAAP, the US$1,749 million would be grouped within non current borrowings at 31 December 2002. Further details of available facilities are given on page 112.

Rio Tinto 2002 Annual report and financial statements   111

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

28	FINANCIAL INSTRUMENTS CONTINUED

As at 31 December 2002, a total of US$1,833 million is outstanding under the US$2 billion European Medium Term Notes facility, of which US$674 million is repayable within one year. A US$500 million five year bond was issued in 2001 from a possible US$1 billion which the Group is able to issue under the SEC shelf registration filed in that year, subject to market conditions and terms.

     At 31 December 2002, the Group had unutilised standby credit facilities totalling US$2.8 billion. These facilities, which are summarised below, are for back up support for the Group’s commercial paper programmes and for general corporate purposes:

2002	2001	2002	2001		2002	2001
A$m	A$m	£m	£m		US$m	US$m

1,853	3,372	655	1,189	Within 1 year	1,050	1,725
2,912	–	1,029	–	Between 1 and 2 years	1,650	–
177	3,715	62	1,309	After 2 years	100	1,900

4,942	7,087	1,746	2,498		2,800	3,625

E)	Fair values of financial instruments
The carrying values and the fair values of Rio Tinto’s financial instruments at 31 December are shown in the following table. Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties. Where available, market values have been used to determine fair values. In other cases, fair values have been calculated using quotations from independent financial institutions, or by discounting expected cash flows at prevailing market rates. The fair value of cash, short term borrowings and loans to joint ventures and associates approximates to the carrying value, as a result of their short maturity or because they carry floating rates of interest.
If Rio Tinto’s financial instruments were sold at the fair values shown, tax of US$37 million would become recoverable (2001: US$117 million). The maturity of the financial instruments is shown in the notes above.
US$m		2002		2001
	Carrying	Fair	Carrying	Fair
	value	value	value	value

Primary financial instruments held or issued to finance the Group’s operations:
Cash (note 17)	325	325	679	679
Current asset investments (note 17)	306	310	11	11
Short term borrowings	(3,370)	(3,387)	(3,835)	(3,835)
Medium and long term borrowings	(2,856)	(2,986)	(2,566)	(2,607)
Loans to joint ventures and associates (note 13)	253	253	263	263
Other (liabilities)/assets	(165)	(165)	343	342

	(5,507)	(5,650)	(5,105)	(5,147)
Derivative financial instruments held to manage the interest rate and currency profile:
Currency forward contracts hedging trading transactions (A)	(20)	(115)	(32)	(314)
Currency option contracts hedging trading transactions (A)	(43)	(82)	(49)	(114)
Currency forward contracts hedging future capital expenditure (A)	–	62	–	(16)
Currency swaps hedging non US dollar debt (A)	152	152	–	–
Interest rate swap agreements and options (B)	–	94	–	4
Commodity forward/future contracts hedging trading transactions (C)	3	6	1	11

	(5,415)	(5,533)	(5,185)	(5,576)

Less: mark to market provision at acquisition	60		80
Other financial assets	(122)		(343)

Total per liquidity analysis	(5,477)		(5,448)

112   Rio Tinto 2002 Annual report and financial statements

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

28	FINANCIAL INSTRUMENTS CONTINUED

£m		2002		2001
	Carrying	Fair	Carrying	Fair
	value	value	value	value

Primary financial instruments held or issued to finance the Group’s operations:
Cash (note 17)	203	203	468	468
Current asset investments (note 17)	191	193	8	8
Short term borrowings	(2,102)	(2,113)	(2,643)	(2,643)
Medium and long term borrowings	(1,782)	(1,863)	(1,768)	(1,797)
Loans to joint ventures and associates (note 13)	157	157	182	182
Other (liabilities)/assets	(103)	(103)	236	236

	(3,436)	(3,526)	(3,517)	(3,546)
Derivative financial instruments held to manage the interest rate and currency profile:
Currency forward contracts hedging trading transactions (A)	(12)	(72)	(22)	(216)
Currency option contracts hedging trading transactions (A)	(28)	(51)	(34)	(79)
Currency forward contracts hedging future capital expenditure (A)	–	39	–	(11)
Currency swaps hedging non US dollar debt (A)	95	95	–	–
Interest rate swap agreements and options (B)	–	59	–	3
Commodity forward/future contracts hedging trading transactions (C)	2	4	1	8

	(3,379)	(3,452)	(3,572)	(3,841)

Less: mark to market provision at acquisition	38		55
Other financial assets	(77)		(236)

Total per liquidity analysis	(3,418)		(3,753)

A$m		2002		2001
	Carrying	Fair	Carrying	Fair
	value	value	value	value

Primary financial instruments held or issued to finance the Group’s operations:
Cash (note 17)	574	574	1,327	1,327
Current asset investments (note 17)	540	547	22	22
Short term borrowings	(5,948)	(5,978)	(7,497)	(7,497)
Medium and long term borrowings	(5,041)	(5,270)	(5,017)	(5,097)
Loans to joint ventures and associates (note 13)	446	446	514	514
Other (liabilities)/assets	(291)	(291)	671	669

	(9,720)	(9,972)	(9,980)	(10,062)
Derivative financial instruments held to manage the interest rate and currency profile:
Currency forward contracts hedging trading transactions (A)	(36)	(203)	(63)	(614)
Currency option contracts hedging trading transactions (A)	(77)	(145)	(96)	(224)
Currency forward contracts hedging future capital expenditure (A)	–	109	–	(31)
Currency swaps hedging non US dollar debt (A)	268	268	–	–
Interest rate swap agreements and options (B)	–	166	–	8
Commodity forward/future contracts hedging trading transactions (C)	5	11	2	22

	(9,560)	(9,766)	(10,137)	(10,901)

Less: mark to market provision at acquisition	108		157
Other financial assets	(217)		(671)

Total per liquidity analysis	(9,669)		(10,651)

Rio Tinto 2002 Annual report and financial statements   113

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

28	FINANCIAL INSTRUMENTS CONTINUED

Gains and losses on hedges

Changes in the fair value of derivatives used as hedges of trading transactions, capital expenditure and interest rate exposures, including changes relating to derivatives held by companies acquired during 2000 and 2001, are not recognised in the financial statements until the hedged position matures.

US$m	Gains	Losses	2002 Total net gains/ (losses)	2001 Total net gains/ (losses)

Unrecognised gains and losses on hedges at 1 January	42	(391)	(349)	(137)
Gains and losses arising in previous years recognised in the year	(13)	101	88	28

Gains and losses arising before 1 January that were not recognised in the year	29	(290)	(261)	(109)
Gains and losses arising in the year that were not recognised in the year	173	113	286	(240)

Unrecognised gains and losses on hedges at 31 December	202	(177)	25	(349)

Of which:
Gains and losses expected to be recognised within one year	61	(26)	35	(88)
Gains and losses expected to be recognised in more than one year	141	(151)	(10)	(261)

	202	(177)	25	(349)

£m	Gains	Losses	2002 Total net gains/ (losses)	2001 Total net gains/ (losses)

Unrecognised gains and losses on hedges at 1 January	29	(269)	(240)	(92)
Gains and losses arising in previous years recognised in the year	(9)	67	58	19

Gains and losses arising before 1 January that were not recognised in the year	20	(202)	(182)	(73)
Currency translation	(9)	18	9	–
Gains and losses arising in the year that were not recognised in the year	115	75	190	(167)

Unrecognised gains and losses on hedges at 31 December	126	(109)	17	(240)

Of which:
Gains and losses expected to be recognised within one year	38	(16)	22	(61)
Gains and losses expected to be recognised in more than one year	88	(93)	(5)	(179)

	126	(109)	17	(240)

A$m	Gains	Losses	2002 Total net gains/ (losses)	2001 Total net gains/ (losses)

Unrecognised gains and losses on hedges at 1 January	82	(764)	(682)	(268)
Gains and losses arising in previous years recognised in the year	(24)	186	162	55

Gains and losses arising before 1 January that were not recognised in the year	58	(578)	(520)	(213)
Currency translation	(19)	58	39	(5)
Gains and losses arising in the year that were not recognised in the year	319	208	527	(464)

Unrecognised gains and losses on hedges at 31 December	358	(312)	46	(682)

Of which:
Gains and losses expected to be recognised within one year	108	(46)	62	(172)
Gains and losses expected to be recognised in more than one year	250	(266)	(16)	(510)

	358	(312)	46	(682)

114 Rio Tinto 2002 Annual report and financial statements

Back to Contents
NOTES TO THE 2002 FINANCIAL STATEMENTS

29	CONTINGENT LIABILITIES AND COMMITMENTS

2002 A$m	2001 A$m	2002 £m	2001 £m		2002	2001
					US$m	US$m

				Commitments
618	1,099	218	387	Contracted capital expenditure at 31 December	350	562
180	201	64	71	Operating lease commitments	102	103
90	121	32	43	Other commitments	51	62

Included above are operating lease commitments falling due within one year of US$26 million (2001: US$30 million).

Unconditional purchase obligations
The aggregate amount of future payment commitments under unconditional purchase obligations outstanding at 31 December was:

369	321	130	113	Within 1 year	209	164
376	321	133	113	Between 1 and 2 years	213	164
379	325	134	114	Between 2 and 3 years	215	166
330	242	117	85	Between 3 and 4 years	187	124
341	242	120	85	Between 4 and 5 years	193	124
2,686	2,555	949	901	After 5 years	1,522	1,307

4,481	4,006	1,583	1,411		2,539	2,049

				Contingent liabilities
				Indemnities and other performance guarantees on which no
256	272	90	96	material loss is expected	145	139

There are a number of legal claims arising from the normal course of business which are currently outstanding against the Group. No material loss to the Group is expected to result from these claims.
     In 2002, the Australian Tax Office issued assessments of approximately A$500 million (which amount includes penalties and interest) in relation to certain transactions undertaken by the Australian group in a prior year. (These assessments would equate with US$283 million or £176 million at year end exchange rates). The Group has lodged objections to the assessments but these have not yet been determined. This dispute may result in litigation but, based on Counsels’ opinion, the directors believe that the assessments are not sustainable under the Australian law prevailing at the time of the transactions. Accordingly, the directors believe that no material loss will arise.
     In accordance with Australian tax law and practice, payment of all or part of the disputed tax assessments may be required pending resolution of the dispute. Any such payments will be subject to recovery with interest if, as is believed, the Group is successful in challenging the assessments.

30	AVERAGE NUMBER OF EMPLOYEES

	Subsidiaries and		Joint ventures and		Group total
	joint arrangements (a)		associates
			(Rio Tinto share)

	2002	2001	2002	2001	2002	2001

The principal locations of employment were:
North America	8,906	9,143	873	922	9,779	10,065
Australia and New Zealand	8,721	8,876	995	881	9,716	9,757
Africa	6,012	6,273	450	468	6,462	6,741
Europe	2,765	2,864	433	473	3,198	3,337
South America	1,708	1,614	940	823	2,648	2,437
Indonesia	908	1,065	2,774	2,771	3,682	3,836
Other countries	150	188	158	155	308	343

	29,170	30,023	6,623	6,493	35,793	36,516

(a)	Employee numbers, which represent the average for the year, include 100 per cent of employees of subsidiary companies. Employee numbers for joint arrangements, joint ventures and associates are proportional to the Group’s equity interest. Average employee numbers include a part year effect for companies acquired during the year.
(b)	Part time employees are included on a full time equivalent basis. Temporary employees are included in employee numbers.
(c)	People employed by contractors are not included.

Rio Tinto 2002 Annual report and financial statements 115

Back to Contents
NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

31	PRINCIPAL SUBSIDIARIES

At 31 December 2002

Company and country of incorporation	Principal activities	Class of shares held		Proportion of class held %	Group interes %

Australia
Argyle Diamond Mines (c)	Mining and processing of diamonds			(c)	100
Coal & Allied Industries Limited	Coal mining	Ordinary		75.71	75.71
Comalco Limited	Bauxite mining; alumina production;	Ordinary		100	100
	primary aluminium smelting
Dampier Salt Limited	Salt production	Ordinary		64.94	64.94
Energy Resources of Australia Limited	Uranium mining	Class A		68.39	68.39
Hamersley Iron Pty Limited	Iron ore mining	Ordinary		100	100
Peak Gold Mines Pty Limited	Gold mining	Ordinary		100	100
Pacific Coal Pty Limited	Coal mining	Ordinary		100	100

Brazil
Rio Paracatu Mineracao S.A.	Gold mining	Common		51	51
Mineracao Serra da Fortaleza Limitada	Nickel mining	Common		100	100

Canada
Iron Ore Company of Canada Inc (d)	Iron ore mining; iron ore pellets	Series A & E		58.72	58.72
QIT-Fer et Titane Inc	Titanium dioxide feedstock; high purity	Common shares		100	100
	iron and steel	Preferred shares		100	100

France
Talc de Luzenac S.A.	Mining, refining and marketing of talc	E 15.25		99.94	99.94

Indonesia
P.T. Kelian Equatorial Mining	Gold mining	Ordinary US$1		90	90

Namibia
Rössing Uranium Limited (e)	Uranium mining	‘B’N$1		71.16)	68.58
		‘C’N10	c	70.59)

Papua New Guinea
Bougainville Copper Limited (f)	Copper and gold mining	Ordinary 1 Kina		53.58	53.58

South Africa
Palabora Mining Company Limited	Copper mining, smelting and refining	R1		75.2	49.2
Richards Bay Iron and Titanium (Pty) Limited	Titanium dioxide feedstock; high purity iron	R1		50.5	50

Sweden
Zinkgruvan AB	Zinc, lead and silver mining	Ordinary		100	100

United Kingdom
Anglesey Aluminium Metal Limited	Aluminium smelting	Ordinary £1		51	51

United States of America
Kennecott Holdings Corporation	Copper and gold mining, smelting	Common US$0.01		100	100
(including Utah Copper, Kennecott Minerals	and refining, land development
and Kennecott Land company)
Kennecott Energy and Coal Company	Coal mining	Common US$1		100	100
U.S. Borax Inc.	Mining, refining and marketing of borates	Common US$1		100	100

Zimbabwe
Rio Tinto Zimbabwe Limited	Gold mining and metal refining	Ordinary Z40c		56.04	56.04

(a)	The Group comprises a large number of companies and it is not practical to include all of them in this list. The list therefore only includes those companies that have a more significant impact on the profit or assets of the Group.
(b)	All companies operate mainly in the countries in which they are incorporated.
(c)	The entity marked (c) is unincorporated.
(d)	In addition, the Group holds 20.3 per cent of the Labrador Iron Ore Royalty Income Fund which has a 15.1 per cent interest in the Iron Ore Company of Canada.
(e)	The Group’s shareholding in Rössing Uranium Limited carries 35.54 per cent of the total voting rights. Rössing is consolidated by virtue of Board control.
(f)	The results of Bougainville Copper Limited are not consolidated – refer to note 40.
(g)	The Group’s principal subsidiaries are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

116  Rio Tinto 2002  Annual report and financial statements

Back to Content
NOTES TO THE 2002 FINANCIAL STATEMENTS

32	PRINCIPAL JOINT VENTURE INTERESTS

At 31 December 2002

Name and country of incorporation/operation	Principal activities	Number of shares held by the Group	Class of shares held	Proportion of class held %	Group interest %

Australia
Blair Athol Coal	Coal mining		(b)		71.2
Kestrel	Coal mining		(b)		80.0
Mount Thorley	Coal mining		(b)		60.6
Bengalla	Coal mining		(b)		30.3
Warkworth	Coal mining		(b)		42.1

Chile
Minera Escondida Limitada	Copper mining and refining				30

Indonesia
Grasberg expansion	Copper and gold mining		(b)		40
P.T. Kaltim Prima Coal	Coal mining	150,000	Ordinary US$100	50	50

United States of America
Decker	Coal mining		(b)		50.0
Greens Creek	Silver, gold, zinc and lead mining		(b)		70.3
Rawhide	Gold mining		(b)		51.0

The Group has joint control of the above ventures and therefore includes them in its accounts using the gross equity accounting technique.

See footnotes on page 118

33	PRINCIPAL ASSOCIATES

At 31 December 2002

Name and country of incorporation/operation	Principal activities	Number of shares held by the Group	Class of shares held	Proportion of class held %	Group interest %

Argentina
Minera Alumbrera Limited	Copper and gold mining	92,901,000	Common	50	25
		1,000,000	Preference	50	25

Papua New Guinea
Lihir Gold Limited (d)	Gold mining	185,758,126	Ordinary Kina 0.1	16.26	16.26

Portugal
Sociedade Mineira de Neves-Corvo S.A.	Copper mining	7,178,500	E 5	49	49

South Africa
Tisand (Pty) Limited	Rutile and zircon mining	7,353,675	R1	49.5	50

United States of America
Cortez	Gold mining		(b)		40.0
Freeport-McMoRan Copper & Gold Inc.(d)	Copper and gold mining		Class ‘B’
	in Indonesia	23,931,100	Common US$ 0.10	16.51	16.51

See footnotes on page 118

Rio Tinto 2002  Annual report and financial statements  117

Back to Contents
NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

34	PRINCIPAL JOINT ARRANGEMENTS

At 31 December 2002
Name and country of incorporation/operation	Principal activities	Number of	Class of	Proportion	Group
		shares held	shares held	of class held	interest
		by the Group		%	%

Australia
Boyne Smelters Limited	Aluminium smelting	153,679,560	Ordinary	59.4	59.4
Gladstone Power Station	Power generation		(b)		42.1
Northparkes Mine	Copper/gold mining and processing		(b)	80	80
Queensland Alumina Limited	Alumina production	854,078	Ordinary	38.6	38.6
Robe River Iron Associates	Iron ore mining		(b)	65	53
HIsmelt Kwinana	Iron technology		(b)	60	60
Bao-HI Ranges Joint Venture	Iron ore mining		(b)	54	54

Canada
Diavik	Mining and processing of diamonds		(b)		60

New Zealand
New Zealand Aluminium Smelters Limited	Aluminium smelting	24,998,400	Ordinary	79.36	79.36

(a)	The Group comprises a large number of companies and it is not practical to include all of them in this list. The list therefore only includes those companies that have a more significant impact on the profit or assets of the Group.
(b)	Those joint ventures, associates and joint arrangements marked (b) are unincorporated entities.
(c)	All entities operate mainly in the countries in which they are incorporated except where stated.
(d)	The Group equity accounts for its interests in Freeport-McMoRan Copper & Gold Inc. and Lihir Gold Limited because it exercises significant influence over their activities.
(e)	The Group’s principal joint ventures, associates and joint arrangements are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

35	PURCHASES AND SALES OF SUBSIDIARIES, JOINT ARRANGEMENTS, JOINT VENTURES AND ASSOCIATES

Acquisitions
On 6 June 2002, the Group acquired an additional 9.5 per cent interest in reduction lines 1 and 2 at Boyne Smelters at a cost of US$78 million. The Group also increased its interest in Coal & Allied from 72.71 to 75.71 per cent on 17 September 2002, for a consideration of US$29 million. On 20 December 2002, the Group contributed additional equity to IOC, increasing its shareholding from 56.1 to 58.7 per cent. The goodwill arising has been capitalised and is being amortised over the economic lives of the relevant assets, some of which exceed 20 years.
     The tables below show the additional assets and liabilities consolidated by the Group in respect of the increase in Rio Tinto’s interest in Boyne Smelters, a joint arrangement. They also reflect the reduction in the outside shareholders’ interests of Coal & Allied and IOC resulting from the above transactions.

US$m	Book value	Re- valuations	Fair value to Group

Tangible fixed assets	21	65	86
Investment in joint ventures	–	8	8
Accounts payable and accruals	(3)	–	(3)
Provisions for liabilities and charges	(5)	–	(5)
Outside interests	12	–	12

Net tangible assets acquired	25	73	98

Goodwill			8

Total consideration for acquisitions (cash)			106

£m	Book value	Re- valuations	Fair value to Group

Tangible fixed assets	14	43	57
Investment in joint ventures	–	5	5
Accounts payable and accruals	(2)	–	(2)
Provisions for liabilities and charges	(3)	–	(3)
Outside interests	8	–	8

Net tangible assets acquired	17	48	65

Goodwill			6

Total consideration for acquisitions (cash)			71

118  Rio Tinto 2002  Annual report and financial statements

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

35	PURCHASES AND SALES OF SUBSIDIARIES, JOINT ARRANGEMENTS, JOINT VENTURES AND ASSOCIATES CONTINUED

A$m	Book value	Re- valuations	Fair value to Group

Tangible fixed assets	39	120	159
Investment in joint ventures	–	15	15
Accounts payable and accruals	(6)	–	(6)
Provisions for liabilities and charges	(9)	–	(9)
Outside interests	21	–	21

Net tangible assets acquired	45	135	180

Goodwill			15

Total consideration for acquisitions (cash)			195

Mining properties, included within tangible fixed assets and investments in joint ventures, were revalued by reference to the net present values of the projected cash flows for each business acquired, based on circumstances existing at the date of acquisition; less the estimated fair values of other separately identifiable assets and liabilities. Revaluation adjustments to other tangible fixed assets were based on depreciated replacement cost or, where appropriate, the asset’s recoverable amount.
     The fair values attributed to the mining properties and joint ventures of the Australian coal operations of the Peabody Group, acquired in 2001, in the balance sheet reported at 31 December 2001 were provisional. These fair values have been updated during 2002 to take account of updated estimates of the future cash flows for the businesses acquired, based on a closer examination of the potential of these businesses at the date of acquisition, a further analysis of tax and other liabilities and the proceeds of the disposals referred to below. This has resulted in an increase in the fair values ascribed to the retained joint ventures of US$55 million, an increase in current tax liabilities of US$46 million, an increase in tangible fixed assets of US$15 million, an increase in provisions of US$12 million and a decrease in assets held for resale (see below) of US$12 million.

Disposals
Total disposal proceeds for the sale of subsidiaries, joint ventures and associates were US$233 million. The Group disposed of the Moura joint venture and Ravensworth and Narama thermal coal complex which were acquired with the Australian coal operations of the Peabody Group in 2001. This disposal had no earnings effect as the fair values ascribed to these assets on acquisition were adjusted during 2002 to reflect the sale proceeds. This involved a decrease in the fair value ascribed to assets held for resale of US$12 million.

36	DIRECTORS’ REMUNERATION

Aggregate remuneration of the directors of the parent companies was as follows:
2002 A$’000	2001 A$’000	2002 £’000	2001 £’000		2002 US$’000	2001 US$’000

17,321	16,309	6,220	5,821	Emoluments	9,541	8,402
14,900	8,679	5,267	3,059	Long term incentive plans	8,443	4,439

32,221	24,988	11,487	8,880		17,984	12,841

119	7	43	3	Pension contributions	65	4
5,514	33	1,996	12	Gains made on exercise of share options	2,992	17

For 2002, a total of £3,467,688 (A$9,701,754), (2001: £2,030,214 (A$5,719,166)) was attributable to the highest paid director in respect of the aggregate amounts disclosed in the above table, including gains made on exercise of share options. The accrued pension entitlement for the highest paid director was £656,000 (A$1,812,528), (2001: £579,000 (A$1,642,452)).
     The aggregate remuneration, including pension contributions and other retirement benefits, incurred by Rio Tinto plc in respect of its directors was £7,333,000 (2001: £5,384,000). There were no pension contributions.
     The aggregate remuneration, including pension contributions and other retirement benefits, incurred by Rio Tinto Limited in respect of its directors was A$11,756,000 (2001: A$9,841,000). The aggregate pension contribution was A$119,232 (2001: A$7,200).
     During 2002, seven directors (2001: six) accrued retirement benefits under defined benefit arrangements.
     Shares awarded last year in respect of the MCCP 1998 performance period vested after the publication of the 2001 Annual report and financial statements and the value of awards provided therein were estimated based on share prices of 1,399p and A$39.594. The actual share prices on 1 March 2002 when the awards vested were 1,420p and A$39.30 and the above 2002 figures for long term incentive plans have been adjusted accordingly. Further details are given in the Remuneration report on page 58.
     Emoluments included in the table above have been translated from local currency at the average rate for the year with the exception of bonus payments, which, together with amounts payable under long term incentive plans, have been translated at the year end rate.
     More detailed information concerning directors’ remuneration, shareholdings and options is shown in the Remuneration report, including Tables 1 to 5, on pages 56 to 59.

Rio Tinto 2002 Annual report and financial statements 119

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

37	AUDITORS’ REMUNERATION

2002 A$m	2001 A$m	2002 £m	2001 £m		2002 US$m	2001 US$m

				Auditors’ remuneration
7.6	7.7	2.7	2.8	Group auditors	4.1	4.0
0.6	1.0	0.2	0.3	Other auditors	0.3	0.5

8.2	8.7	2.9	3.1		4.4	4.5

				Amounts payable to the Group auditors for non audit work:
4.2	3.5	1.5	1.3	Tax	2.3	1.8
0.6	0.4	0.2	0.1	Internal audit	0.3	0.2
0.9	1.4	0.3	0.5	Half year review and other public filings	0.5	0.7
0.6	0.8	0.2	0.3	Work connected with acquisitions and disposals	0.3	0.4
2.2	4.3	0.8	1.5	Other	1.2	2.2

8.5	10.4	3.0	3.7		4.6	5.3

(a)	The audit fees payable to PricewaterhouseCoopers, the Group auditors, are reviewed by the Audit committee. The committee sets the policy for awarding non audit work to the auditors and reviews the nature and extent of such work, and the amount of the related fees, to ensure that independence is maintained. The fees disclosed above consolidate all payments made to PricewaterhouseCoopers by the Companies and their subsidiaries.
(b)	Amounts payable to PricewaterhouseCoopers for non audit work for the Group’s UK companies were US$0.9 million (2001: US$1.5 million) and for the Group’s Australian companies were US$1.7 million (2001: US$1.9 million).
(c)	Fees to firms of accountants other than PricewaterhouseCoopers for non audit services amounted to US$5.5 million (2001: US$10.4 million). Such services included assistance with the implementation of new systems, internal audit and tax advice.

38	RELATED PARTY TRANSACTIONS

Information about material related party transactions of the Rio Tinto Group is set out below:

Subsidiary companies:
Details of investments in principal subsidiary companies are disclosed in note 31.

Joint ventures and associates:
Information relating to joint ventures and associates can be found in the following notes:
Note 5   – Net interest payable and similar charges
Note 6   – Amortisation of discount
Note 7   – Taxation charge for the year
Note 13 – Fixed asset investments
Note 16 – Accounts receivable and prepayments
Note 19 – Accounts payable and accruals
Note 25 – Share premium and reserves
Note 26 – Product analysis
Note 27 – Geographical analysis
Note 32 – Principal joint venture interests
Note 33 – Principal associates
Note 35 – Purchases and sales of subsidiaries, joint arrangements, joint ventures and associates

Information relating to joint arrangements can be found in note 34 – Principal joint arrangements.

Pension funds:
Information relating to pension fund arrangements is disclosed in note 41.

Directors:
Details of directors’ remuneration are set out in note 36 and in the Remuneration report on pages 53 to 59.

Leighton Holdings Limited (Leighton)
In 2001, Mr Morschel became a director and, subsequently, the chairman of Leighton, Australia’s largest project development and contracting group. A number of Rio Tinto companies in Australia and Indonesia have, in the ordinary course of their businesses, awarded commercial contracts to subsidiaries of Leighton. The board does not consider the value of these contracts to be material to the business of either Leighton or the Rio Tinto Group.

39	EXCHANGE RATES IN US$

The principal exchange rates used in the preparation of the 2002 financial statements are:
	Annual average		Year end	Year end
	2002	2001	2002	2001

Sterling	1.50	1.44	1.60	1.45
Australian dollar	0.54	0.52	0.57	0.51
Canadian dollar	0.64	0.65	0.63	0.63
South African rand	0.09	0.12	0.12	0.08

120 Rio Tinto 2002 Annual report and financial statements

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

40	BOUGAINVILLE COPPER LIMITED (‘BCL’)

The Panguna mine remains shut down. Access to the mine site has not been possible and an accurate assessment of the condition of the assets cannot be determined. Considerable funding would be required to recommence operations to the level which applied at the time of the mine’s closure in 1989 and these funding requirements cannot be forecast accurately. The directors do not have access to reliable, verifiable or objective information on BCL and the directors have therefore decided to exclude BCL information from the financial statements. BCL reported a net profit of US$2 million for the financial year (2001: profit of US$3 million). This is based upon actual transactions for the financial year. The aggregate amount of capital and reserves reported by BCL as at 31 December 2002 was US$76 million (2001: US$79 million). The Group owns 214,887,966 shares in BCL, representing 53.6 per cent of the issued share capital. The investment of US$195 million was fully provided against in 1991. At 31 December 2002, the market value of the shareholding in BCL was US$16 million.

41	POST RETIREMENT BENEFITS

a)	Description of schemes
The Group operates a number of pension plans around the world. Whilst some of these plans are defined contribution, the majority are of the defined benefit type, with assets held in separate trustee administered funds, which are reviewed by independent qualified actuaries.
     A triennial actuarial valuation of the Group’s UK plan was made at 31 March 2000 using the projected unit method. The main financial assumptions used for the independent actuarial review as at 31 December 2002 were: rate of return on investments 6.5 per cent (2001: 7.0 per cent), rate of earnings growth 4.8 per cent (2001: 5.0 per cent) plus promotional salary scale, rate of pension increase 2.3 per cent (2001: 2.5 per cent). Assets were measured at market value, smoothed over a one year period (2001: smoothed market value).
     Based on an average of market prices for the four quarters to 31 December 2002, the value of the assets in the UK pension plans was sufficient to cover 129 per cent (2001: 154 per cent) of the benefits that had accrued to members after allowing for expected increases in earnings. The smoothed market value of the assets was US$1,358 million (2001: US$1,417 million).
     In Australia, whilst Group companies sponsor or subscribe to a number of pension plans, the Rio Tinto Staff Superannuation Fund is the only significant plan. This plan principally contains defined contribution liabilities but also has defined benefit liabilities. Independent actuarial valuations are made annually using the projected unit method. The main financial assumptions used for the valuation as at 30 September 2002 were: rate of return on investments (after tax) 6.5 per cent (2001: 6.5 per cent), rate of earnings growth 4.0 per cent (2001: 4.0 per cent) plus promotional salary scale, rate of pension increase 2.5 per cent (2001: 2.5 per cent). Assets were measured at smoothed market value (2001: smoothed market value).
     Based on an average of the market prices for the four quarters to 31 December 2002, the value of the assets in the Australian pension plans was sufficient to cover 103 per cent (2001: 115 per cent) of the benefits that had accrued to members after allowing for expected increases in earnings. The smoothed market value of the assets was US$600 million (2001: US$586 million).
     A number of defined benefit pension plans are sponsored by the US entities, typically with separate provision for salaried and hourly paid staff. Independent actuarial valuations are made annually using the projected unit method. The main financial assumptions used for the valuation as at 30 September 2002 were: rate of return on investments 6.7 per cent (2001: 7.5 per cent), rate of earnings growth, where appropriate, 3.25 per cent (2001: 3.5 per cent). Assets were measured at smoothed market value (2001: smoothed market value).
     Based on an average of the market prices for the four quarters to 31 December 2002, the value of the assets in the US plans was sufficient to cover 81 per cent (2001: 103 per cent) of the benefits that had accrued to members after allowing for expected increases in earnings. Within the total there were plans which had deficits of US$136 million (2001: US$67 million). The smoothed market value of the assets was US$551 million (2001: US$613 million). Contributions will be paid, if necessary, to ensure that the plans meet statutory US funding levels.
     A number of defined benefit pension plans are sponsored by entities in Canada. Independent actuarial valuations are made annually using the projected unit method. The main financial assumptions used for the valuation as at 30 September 2002 were: rate of return on investments 6.5 per cent (2001: 7.75 per cent), rate of earnings growth, where appropriate, 3.7 per cent (2001: 5.0 per cent). Assets were measured at smoothed market value (2001: smoothed market value).
     Based on an average of the market prices for the four quarters to 31 December 2002, the value of the assets in the Canadian plans was sufficient to cover 82 per cent (2001: 105 per cent) of the benefits that had accrued to members after allowing for expected increases in earnings. Within the total there were plans which had deficits of US$134 million (2001: US$27 million). The smoothed market value of the assets was US$538 million (2001: US$557 million). Additional contributions will be paid in 2003 to meet a funding shortfall in one Canadian plan.
     The main defined benefit plans outside the UK, Australia and North America were assessed at various dates during 2001 and 2002. The total market value of the assets at the assessment dates was US$202 million (2001: US$224 million). The actuarial value of the total assets of these plans was sufficient to cover 141 per cent (2001: 137 per cent) of the benefits that had accrued to members after allowing for expected increases in earnings.
     The expected average remaining service life in the major plans ranges from ten to 20 years with an overall average of 12 years.
     The main pension plans providing purely defined contribution benefits held assets, equal to their liabilities, of US$101 million as at 31 December 2002. The Group’s contributions to these plans are charged against profits.
     The Group uses asset values smoothed over a one year period in arriving at its pension costs under SSAP 24. Pension costs for 2003 are expected to be higher than in 2002 as a result of changes in stock market values.
     Certain subsidiaries of the Group, mainly in the US, provide health and life insurance benefits to retired employees and in some cases their beneficiaries and covered dependants. Eligibility for cover is dependent upon certain age and service criteria. These arrangements are unfunded.
     On 30 September 2002, the unfunded accumulated post retirement benefits obligation and annual cost of accrual of benefits were determined by independent actuaries using the projected unit method. In the US, the main financial assumptions were: discount rate 6.5 per cent (at 30 September 2001: 7.5 per cent), Medical Trend Rate 8.0 per cent reducing to 5.0 per cent by the year 2009 (at 30 September 2001 initially 8.5 per cent reducing to 5.0 per cent by the year 2009), claims cost based on individual company experience. The assumptions were consistent with those adopted for determining pension costs. At 30 September 2002, the unfunded accumulated post retirement benefits obligation (excluding associates and joint ventures) was US$437 million (at 30 September 2001: US$362 million).
Rio Tinto 2002 Annual report and financial statements 121

Back to Contents
NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

41	POST RETIREMENT BENEFITS CONTINUED

b)	FRS 17 Transitional disclosures for 2002
Mandatory implementation of FRS 17 – ‘Retirement Benefits’, which deals with accounting for post retirement benefits, has been delayed until the year ending 31 December 2005 but additional disclosures are required for the current year, which are shown below. The standard requires pension deficits, and surpluses to the extent that they are considered recoverable, to be recognised in full. Annual service cost and net financial income on the assets and liabilities of the schemes are recognised through earnings. Other fluctuations in the value of the surpluses/deficits are recognised in the Statement of Total Recognised Gains and Losses (STRGL).
     Details of post retirement benefit scheme assets and liabilities at 31 December 2002 and 2001, valued on a projected unit basis in accordance with FRS 17, are set out below:

	UK	Australia	US	Canada	Other (mainly Africa)

Main assumptions for FRS 17 purposes
At 31 December 2002
Rate of increase in salaries	4.8%	4.0%	3.2%	3.7%	10.5%
Rate of increase in pensions	2.3%	2.5%	–	–	7.0%
Discount rate	5.6%	6.2%	6.2%	6.5%	11.5%
Inflation	2.3%	2.5%	2.2%	2.2%	7.0%
At 31 December 2001
Rate of increase in salaries	5.5%	4.0%	3.5%	4.0%	10.5%
Rate of increase in pensions	2.5%	2.5%	–	–	5.8%
Discount rate	6.0%	6.5%	7.0%	7.0%	11.5%
Inflation	2.5%	2.5%	2.5%	2.5%	5.8%

The main financial assumptions used for the health care schemes, which are predominantly in the US, were: discount rate 6.2 per cent (2001: seven per cent), Medical Trend Rate: eight per cent reducing to five per cent by the year 2009 (2001: Medical Trend Rate: 8.5 per cent reducing to five per cent by the year 2009), claims cost based on individual company experience.

	UK	Australia	US	Canada	Other (mainly Africa)

Long term rate of return expected at 31 December 2002
Equities	7.3%	7.0%	7.2%	7.2%	12.5%
Bonds	5.0%	5.5%	5.6%	6.0%	11.0%
Other	4.6%	5.9%	6.4%	5.0%	10.2%
Long term rate of return expected at 31 December 2001
Equities*	7.5%	7.0%	7.5%	7.5%	12.5%
Bonds	5.5%	6.0%	6.5%	6.5%	11.0%
Other	5.3%	6.3%	6.8%	5.1%	9.7%

*The equity return assumptions applied in determining the impact of FRS 17 on the profit and loss account for 2002 have been reduced by approximately one per cent on average from those quoted in the 2001 Annual report and financial statements.

Scheme assets
The assets in the schemes and the contributions made were:

	UK	Australia	US	Canada	Other (mainly Africa US$m	Total

	US$m	US$m	US$m	US$m		US$m

Value at 31 December 2002
Equities	823	377	342	271	93	1,906
Bonds	294	165	150	180	18	807
Other	155	65	39	64	190	513

	1,272	607	531	515	301	3,226

Value at 31 December 2001
Equities	965	416	441	375	161	2,358
Bonds	244	137	135	189	45	750
Other	147	64	56	17	30	314

	1,356	617	632	581	236	3,422

Employer contributions made during 2002	–	10	4	15	4	33

Employer contributions made during 2001	–	6	3	13	–	22

In addition, there were contributions of US$16 million (2001: US$13 million) in respect of unfunded health care schemes in the year. Since these schemes are unfunded, contributions for future years will be equal to benefit payments and therefore cannot be pre determined.

122 Rio Tinto 2002 Annual report and financial statements

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

41	POST RETIREMENT BENEFITS CONTINUED

In relation to pensions, it is expected that there will be no regular employer or employee contributions to the UK plan in the period before the next full valuation. There are no pre-agreed rates outside the UK, Canada and Australia for periods beyond 2003. Cash contributions to the main Australian plan recommenced in December 2002 at rates set by the actuary to the plan and are primarily to defined contribution arrangements. In the US, contributions are agreed annually in nominal terms. Contribution rates for the Canadian schemes vary between the plans from zero to 6.5 per cent, although additional contributions will be paid in 2003 to meet a funding shortfall in one plan.
     The most recent full valuation of the UK schemes was at 31 March 2000. The most recent full valuation of the Australian schemes was at 30 September 2002. For both the US and Canadian schemes, the most recent full valuation was at 1 January 2002.

Surpluses/(deficits) in the plans
The following amounts were measured in accordance with FRS 17:

At 31 December 2002	UK US$m	Australia US$m	US US$m	Canada US$m	Other US$m	Healthcare US$m	Total US$m

Total market value of assets	1,272	607	531	515	301	–	3,226
Present value of plan liabilities	(1,178)	(594)	(721)	(670)	(312)	(417)	(3,892)

Surplus/(deficit) in the plans	94	13	(190)	(155)	(11)	(417)	(666)

Related deferred tax							113
Related outside shareholders’ interest							47

Net post retirement liability							(506)

Surplus/(deficit) in the plans comprises:
Surplus	108	13	45	2	–	–	168
Deficit	(14)	–	(235)	(157)	(11)	(417)	(834)

	94	13	(190)	(155)	(11)	(417)	(666)

At 31 December 2001	UK US$m	Australia US$m	US US$m	Canada US$m	Other US$m	Healthcare US$m	Total US$m

Total market value of assets	1,356	617	632	581	236	–	3,422
Present value of scheme liabilities	(1,036)	(537)	(619)	(587)	(242)	(323)	(3,344)

Surplus/(deficit) in the scheme	320	80	13	(6)	(6)	(323)	78

Related deferred tax							(19)
Related outside shareholders’ interest							24

Net post retirement asset							83

Surplus/(deficit) in the plans comprises:
Surplus	327	80	129	19	–	–	555
Deficit	(7)	–	(116)	(25)	(6)	(323)	(477)

	320	80	13	(6)	(6)	(323)	78

If the above amounts had been recognised in the financial statements, the Group’s shareholders’ funds at 31 December would have been as follows:

	2002 US$m	2001 US$m

Shareholders’ funds including SSAP 24 post retirement net asset (2001 as restated)	7,462	7,043
Deduct: SSAP 24 post retirement net asset	96	140

Shareholders’ funds excluding SSAP 24 post retirement net asset	7,366	6,903
Add: FRS 17 post retirement net (liability)/asset	(506)	83

Shareholders’ funds including FRS 17 post retirement net (liability)/asset	6,860	6,986

Rio Tinto 2002 Annual report and financial statements 123

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

41   POST RETIREMENT BENEFITS CONTINUED

Movements in surplus/(deficit) during the year
The net post retirement surplus/(deficit) under FRS 17 would have moved as follows during 2002:

2002
US$m

Net post retirement surplus at 1 January	78
Movement in year:
Currency translation adjustment	19
Total current service cost (employer and employee)	(113)
Past service cost	(11)
Curtailment and settlement loss (one off costs associated with early retirements on restructuring)	(2)
Other net finance income	23
Contributions (including employee contributions)	59
Actuarial loss recognised in STRGL	(719)

Net post retirement deficit at 31 December	(666)

Amounts which would have been recognised in the profit and loss account and in the STRGL under FRS 17
The following amounts would have been included within operating profit under FRS 17:
2002
US$m

Employer current service cost	(103)
Past service cost	(11)
Curtailment and settlement cost	(2)

Total operating charge (of which US$13 million related to defined contribution schemes)	(116)

The following amounts would have been included as other net finance income under FRS 17:
2002
US$m

Expected return on pension scheme assets (a)	254
Interest on post retirement liabilities	(231)

Net return	23

If the above amounts had been recognised in the financial statements, the Group’s reported net earnings for 2002 would have decreased by US$15 million.

The following amounts would have been recognised within the Statement of Total Recognised Gains and Losses (STRGL) under FRS 17:

	2002	2002
	%	US$m

Actual return on pension scheme assets less expected return (a)		(599)
– as a percentage of scheme assets at 31 December 2002	(19)%

Experience gains and losses on post retirement liabilities (i.e. variances between the actuarial
estimate of liabilities and the subsequent outcome)		28
– as a percentage of the present value of post retirement liabilities at 31 December 2002	1%

Change in assumptions		(148)

Total amount recognised in STRGL		(719)
– as a percentage of the present value of post retirement liabilities at 31 December 2002	(18)%

(a)	As calculated using the revised assumptions for equity returns as at 31 December 2001.

124   Rio Tinto 2002 Annual report and financial statements

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

42   PARENT COMPANY BALANCE SHEETS

Rio Tinto plc (a)		Rio Tinto Limited (b)			Note

2002	2001	2002	2001	As at 31 December
US$m	US$m	A$m	A$m

				Fixed assets/non current assets
4,777	5,002	8,159	8,802	Investments	43
–	–	18	20	Deferred taxation	43

4,777	5,002	8,177	8,822

				Current assets
1,410	1,780	2,568	1,906	Amounts owed by subsidiaries
127	100	–	7	Accounts receivable and prepayments
–	–	5	6	Deferred taxation	43
2	3	–	–	Cash at bank and in hand

1,539	1,883	2,573	1,919

				Creditors due within one year
(313)	(214)	(38)	(103)	Amounts owed to subsidiaries
–	–	(12)	–	Accounts payable and accruals
(329)	(418)	(259)	(378)	Dividends payable

(642)	(632)	(309)	(481)

897	1,251	2,264	1,438	Net current assets

5,674	6,253	10,441	10,260	Total assets less current liabilities

				Creditors due after one year
–	–	(6,932)	(7,237)	Amounts owed to Group companies (c)

(44)	(36)	(1)	(1)	Provisions, including deferred taxation

5,630	6,217	3,508	3,022

				Capital and reserves
154	154	1,703	1,693	Called up share capital	43
1,610	1,600	–	–	Share premium account	43
211	211	536	536	Other reserves	43
3,655	4,252	1,269	793	Profit and loss account	43

5,630	6,217	3,508	3,022	Shareholders’ funds

(a)	See note (a) on page 126.
(b)	Prepared under Australian GAAP (see note (g) on page 126).
(c)	The Group companies to which amounts are owed include subsidiaries of Rio Tinto Limited and a subsidiary of Rio Tinto plc.

The accounts on pages 73 to 128 were approved by the directors on 20 February 2003 and signed on their behalf by

R P Wilson	G R Elliott

Rio Tinto 2002 Annual report and financial statements   125

Back to Contents

NOTES TO THE 2002 FINANCIAL STATEMENTS

Notes to the 2002 financial statements continued

43   OTHER PARENT COMPANY DISCLOSURES

Rio Tinto plc (a)		Rio Tinto Limited (g)

2002	2001	2002	2001	As at 31 December
US$m	US$m	A$m	A$m

				Fixed asset investments
				Shares in Group companies and, for Rio Tinto Limited, other investments:
2,235	2,075	2,528	2,545	At 1 January
–	160	58	(17)	Additions/(disposals)

2,235	2,235	2,586	2,528	At 31 December

				Loans to Group companies:
2,767	3,599	6,274	6,870	At 1 January
(225)	(832)	(701)	(596)	Repayments

2,542	2,767	5,573	6,274	At 31 December

4,777	5,002	8,159	8,802	Total

				Deferred taxation asset/(liability) on a full provision basis
(36)	–	26	37	At 1 January
(8)	(36)	(3)	(11)	Charged to profit and loss account

(44)	(36)	23	26	At 31 December

(44)	(36)	23	–	Timing differences
–	–	–	26	Losses carried forward

(44)	(36)	23	26	Deferred taxation as above

				Share capital account
154	154	1,693	1,691	At 1 January
–	–	10	2	Issue of shares

154	154	1,703	1,693	At 31 December

				Share premium account
1,600	1,587			At 1 January
10	13			Premium on issues of ordinary shares

1,610	1,600			At 31 December

				Other reserves
211	211	536	536	At 1 January and 31 December

				Profit and loss account
4,252	4,192	793	461	At 1 January
(597)	60	476	332	Retained (loss)/profit for year

3,655	4,252	1,269	793	At 31 December

				Contingent liabilities
4,545	2,734	5,033	6,624	Bank and other performance guarantees

(a)	Profit after tax for the year dealt with in the profit and loss account of the Rio Tinto plc parent company amounted to US$42 million (2001: US$688 million). As permitted by section 230 of the UK Companies Act 1985, no profit and loss account for the Rio Tinto plc parent company is shown.
(b)	Pursuant to the DLC merger both Rio Tinto plc and Rio Tinto Limited issued deed poll guarantees by which each guaranteed contractual obligations incurred by the other or, to the extent guaranteed by the other, any person.
(c)	Bank and other performance guarantees relate principally to the obligations of subsidiary companies.
(d)	The Group has a US$2 billion European Medium Term Note programme and a possible US$1 billion which is available under an SEC shelf registration subject to market conditions and terms. Amounts utilised by subsidiary companies under these programmes are guaranteed by the parent Companies and were US$1,833 million and US$500 million respectively at the year end.
(e)	Auditor’s remuneration for the audit of Rio Tinto plc was US$0.6 million (2001: US$0.6 million).
(f)	The implementation of FRS 19 has not affected the Rio Tinto plc balance sheet at 31 December 2001, or the profit it reported for 2002 or 2001.
(g)	Rio Tinto Limited’s figures have been prepared under Australian GAAP. In relation to Rio Tinto Limited, there are no significant measurement differences between Australian and UK GAAP.
(h)	Note 29 provides information regarding tax assessments totalling A$500 million issued to Group companies. Of these assessments, A$240 million relates to Rio Tinto Limited.

126   Rio Tinto 2002 Annual report and financial statements

Back to Contents

FINANCIAL INFORMATION BY BUSINESS UNIT

Financial information by business unit

		Gross turnover (a)		EBITDA (b)		Net earnings (c)

	Rio Tinto interest	2002	2001	2002	2001	2002	2001
	%	US$m	US$m	US$m	US$m	US$m	US$m

Iron Ore
Hamersley Iron (incl. HIsmelt®)	100.0	1,117	1,118	688	733	410	441
Robe River	53.0	240	193	160	127	54	45
Iron Ore Company of Canada	58.7	400	380	16	67	(6)	16

		1,757	1,691	864	927	458	502

Energy
Kennecott Energy	100.0	949	882	260	223	86	84
Pacific Coal	100.0	417	362	236	201	136	117
Kaltim Prima Coal	50.0	216	212	79	101	26	42
Coal & Allied	75.7	623	647	207	255	68	102
Rössing	68.6	112	115	52	68	23	21
Energy Resources of Australia	68.4	113	90	50	38	12	7

		2,430	2,308	884	886	351	373

Industrial Minerals		1,847	1,768	722	797	289	323

Aluminium – Comalco	100.0	1,454	1,499	504	598	256	313

Copper
Kennecott Utah Copper	100.0	755	675	223	271	78	81
Escondida	30.0	283	289	121	142	32	41
Freeport	16.5	306	296	139	128	19	4
Freeport Joint Venture	40.0	349	316	215	186	113	88
Palabora	49.2	201	233	54	66	13	14
Peak/Northparkes	(d)	74	87	22	43	(1)	13
Other Copper		148	145	78	64	36	10
Other metals	(e)	240	251	24	43	–	11

		2,356	2,292	876	943	290	262

Diamonds & Gold
Argyle	100.0	372	278	178	147	65	58
Diavik	60.0	–	–	–	–	–	–
Kennecott Minerals	100.0	205	196	93	83	38	33
Kelian	90.0	168	127	66	35	17	1
Brazil	(f)	115	111	40	46	16	26
Other Diamonds & Gold		40	106	15	26	8	15

		900	818	392	337	144	133

Other items		84	62	(152)	(50)	(54)	27
Exploration and evaluation				(130)	(130)	(109)	(104)
Net interest						(95)	(167)

Adjusted EBITDA and adjusted earnings				3,960	4,308	1,530	1,662
Exceptional charges				(116)	–	(879)	(583)

Total		10,828	10,438	3,844	4,308	651	1,079

Reconciliation of EBITDA
Profit on ordinary activities before interest				1,602	2,387
Depreciation & amortisation in subsidiaries				954	929
Asset write downs relating to subsidiaries & joint ventures				955	701
Depreciation & amortisation in joint ventures & associates				333	291

				3,844	4,308

(a)	Gross turnover includes 100 per cent of subsidiaries’ turnover and the Group’s share of the turnover of joint ventures and associates.
(b)	EBITDA of subsidiaries, joint ventures and associates represents profit before: tax, net interest payable, depreciation and amortisation.
(c)	Net earnings represent after tax earnings attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before interest charges but after the amortisation of the discount related to provisions. Earnings attributable to joint ventures and associates include interest charges.
(d)	Rio Tinto has a 100 per cent interest in Peak and an 80 per cent interest in the Northparkes joint venture.
(e)	Includes Anglesey Aluminium in which Rio Tinto’s interest is 51 per cent.
(f)	Includes Morro do Ouro in which Rio Tinto’s interest is 51 per cent.
(g)	Business units have been classified above according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes the gold revenues of Kennecott Utah Copper and Freeport (Rio Tinto share) and the businesses of Rio Tinto Aluminium and Zinkgruvan. This summary differs, therefore, from the Product analysis in which the contributions of individual business units are attributed to several products as appropriate.

Rio Tinto 2002 Annual report and financial statements   127

Back to Contents

FINANCIAL INFORMATION BY BUSINESS UNIT

Financial information by business unit continued

					Operating assets
	Capital expenditure (h)		Depreciation (i)		restated (j)		Employees (k)

	2002	2001	2002	2001	2002	2001	2002	2001
	US$m	US$m	US$m	US$m	US$m	US$m	Number	Number

Iron Ore
Hamersley Iron (incl. HIsmelt®)	79	58	94	90	923	762	2,006	2,070
Robe River	81	203	50	37	1,409	1,221	496	449
Iron Ore Company of Canada	39	242	35	36	408	612	1,936	2,099

	199	503	179	163	2,740	2,595	4,438	4,618

Energy
Kennecott Energy	152	54	128	110	454	439	1,710	1,656
Pacific Coal	126	20	37	31	406	275	679	526
Kaltim Prima Coal	5	4	21	22	46	59	1,380	1,348
Coal & Allied	58	31	69	44	626	786	1,375	1,379
Rössing	5	(1)	5	5	47	25	786	794
Energy Resources of Australia	4	2	23	22	140	165	262	232

	350	110	283	234	1,719	1,749	6,192	5,935

Industrial Minerals	133	146	158	144	2,098	2,046	6,723	7,079

Aluminium – Comalco	261	99	132	117	2,353	1,893	3,374	3,426

Copper
Kennecott Utah Copper	97	115	129	167	1,135	1,838	1,596	1,926
Escondida	117	188	52	52	449	447	704	623
Freeport	23	25	50	54	128	109	1,445	1,475
Freeport Joint Venture	55	57	40	35	412	398
Palabora	64	83	13	21	282	207	2,176	2,269
Peak/Northparkes	37	31	23	24	113	102	321	323
Other Copper	17	13	39	36	202	155	669	673
Other metals	14	13	16	18	133	150	831	879

	424	525	362	407	2,854	3,406	7,742	8,168

Diamonds & Gold
Argyle	31	52	76	55	488	493	751	794
Diavik	206	182	–	–	484	318	250	99
Kennecott Minerals	21	21	43	41	155	166	763	814
Kelian	2	4	32	31	20	50	835	979
Brazil	14	22	11	11	91	119	1,320	1,181
Other Diamonds & Gold	4	9	4	7	94	118	1,954	2,005

	278	290	166	145	1,332	1,264	5,873	5,872

Other	13	3	7	10	113	(199)	1,451	1,418
Less: joint ventures and associates (h), (i)	(241)	(271)	(333)	(291)

Total	1,417	1,405	954	929	13,209	12,754	35,793	36,516

Net debt					(5,747)	(5,711)

Net assets					7,462	7,043

(h)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of joint ventures and associates. Amounts relating to joint ventures and associates not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure.
(i)	Depreciation figures include 100 per cent of subsidiaries’ depreciation and amortisation of goodwill and include Rio Tinto’s share of the depreciation and goodwill amortisation of joint ventures and associates. Amounts relating to joint ventures and associates are deducted before arriving at the total depreciation charge.
(j)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (ie net of such companies’ debt). For joint ventures and associates, Rio Tinto’s net investment is shown. For joint ventures and associates shown above, Rio Tinto’s shares of operating assets, defined as for subsidiaries, are as follows: Escondida US$913 million (2001: US$855 million), Freeport joint venture US$412 million (2001: US$398 million), Freeport associate US$533 million (2001: US$496 million), Kaltim Prima US$111 million (2001: US$144 million).
(k)	Employee numbers, which represent the average for the year, include 100 per cent of employees of subsidiary companies. Employee numbers for joint arrangements, joint ventures and associates are proportional to the Group’s equity interest. Part time employees are included on a full time equivalent basis and people employed by contractors are not included. Average employee numbers include a part year effect for companies acquired during the year. Temporary employees are included in employee numbers.

128   Rio Tinto 2002 Annual report and financial statements

Back to Contents

REPORT OF THE INDEPENDENT AUDITORS

Report of the Independent Auditors

To the members of Rio Tinto plc and Rio Tinto Limited.

We have audited the financial statements of the Rio Tinto Group which comprise the Group profit and loss account, the balance sheets, the Group cash flow statement, the Group statement of total recognised gains and losses, the reconciliation with Australian GAAP, and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the United Kingdom Companies Act 1985 contained in the directors’ remuneration report (‘the auditable part’).

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report, the directors’ remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards and Australian law are set out in the Statement of directors’ responsibilities in respect of the financial statements.

Our responsibility is to audit the financial statements and the auditable part of the directors’ remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for each company’s members as a body in accordance with Section 235 of the United Kingdom Companies Act 1985 (in respect of Rio Tinto plc) and Section 308 of the Australian Corporations Act 2001 (in respect of Rio Tinto Limited) and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors’ remuneration report have been properly prepared in accordance with the United Kingdom Companies Act 1985 and the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 9 April 2001. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the companies have not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the items listed in the contents section of the Annual Report, excluding the 2002 audited financial statements and the auditable part of the directors’ remuneration report.

We review whether the corporate governance statement reflects Rio Tinto plc’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the companies’ or Group’s corporate governance procedures or their risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors’ remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors’ remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion In our opinion
–	the financial statements give a true and fair view of the state of affairs of the Rio Tinto Group, Rio Tinto plc and Rio Tinto Limited at 31 December 2002 and of the profit and cash flows of the Group for the year then ended;
–	the financial statements have been properly prepared in accordance with the United Kingdom Companies Act 1985 and the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 9 April 2001; and
–	those parts of the directors’ remuneration report required by Part 3 of Schedule 7A to the United Kingdom Companies Act 1985 have been properly prepared in accordance with the United Kingdom Companies Act 1985.

PricewaterhouseCoopers LLP	PricewaterhouseCoopers
Chartered Accountants & Registered Auditors	Chartered Accountants
London	Perth
20 February 2003	20 February 2003
In respect of the members of Rio Tinto plc	In respect of the members of Rio Tinto Limited

Rio Tinto 2002 Annual report and financial statements   129

Back to Contents

SUPPLEMENTARY INFORMATION FOR UNITED STATES INVESTORS

Supplementary information for United States investors

RECONCILIATION WITH US GAAP

2002	2001	2002	2001	2002	2001
Restated	Restated	Restated
A$m	A$m	£m	£m	US$m	US$m

1,199	2,085	434	751	Net earnings under UK GAAP	651	1,079
Increase/(decrease) before tax in respect of:
166	(255)	60	(92)	Amortisation of goodwill	90	(132)
(125)	–	(45)	–	Amortisation of intangibles	(68)	–
442	(418)	160	(150)	Exchange differences taken to earnings under US GAAP	240	(216)
289	(93)	105	(33)	Mark to market of certain derivative contracts	157	(48)
(164)	905	(59)	325	Asset write downs	(89)	468
2	(141)	1	(51)	Pensions/post retirement benefits	1	(73)
(31)	(161)	(11)	(58)	Exploration and evaluation	(17)	(83)
(31)	(15)	(11)	(6)	Share options	(17)	(8)
–	(12)	–	(4)	Higher cost of sales resulting from acquisition accounting	–	(6)
(149)	(88)	(55)	(31)	Other	(81)	(45)
Taxation:
(210)	161	(76)	58	Tax effect of adjustments above	(114)	83
(24)	6	(9)	2	Other tax adjustments	(13)	3
(293)	31	(106)	11	Minority effect of adjustments above	(159)	16

1,071	2,005	388	722	Net income under US GAAP	581	1,038

77.8	c	145.8	c	28.2	p	52.5	p	Basic earnings per ordinary share under US GAAP	42.2	c	75.5	c

77.7	c	145.6	c	28.1	p	52.4	p	Diluted earnings per ordinary share under US GAAP	42.1	c	75.4	c

13,169	14,029	4,656	4,945	Shareholders’ funds under UK GAAP (2001 as previously reported)	7,462	7,176
–	(259)	–	(92)	Prior year adjustment	–	(133)

13,169	13,770	4,656	4,853	Shareholders’ funds under UK GAAP (2001 as restated)	7,462	7,043
Increase/(decrease) before tax in respect of:
2,501	3,476	884	1,225	Goodwill	1,417	1,778
565	–	200	–	Intangibles	320	–
(95)	(649)	(34)	(229)	Mark to market of derivative contracts	(54)	(332)
976	1,130	345	398	Asset write downs	553	578
(833)	(538)	(294)	(190)	Pensions/post retirement benefits	(472)	(275)
(219)	(199)	(77)	(70)	Exploration and evaluation	(124)	(102)
(67)	(41)	(25)	(14)	Share options	(38)	(21)
(86)	(86)	(31)	(30)	Higher cost of sales resulting from acquisition accounting	(49)	(44)
678	729	240	257	Reversal of additional provisions under FRS 12	384	373
(171)	(141)	(61)	(50)	Amortisation on reversal of additional provisions under FRS 12	(97)	(72)
(194)	(196)	(69)	(69)	Start up costs	(110)	(100)
759	1,050	268	370	Proposed dividends	430	537
(35)	(37)	(11)	(12)	Other	(18)	(20)
Deferred tax on acquisitions:
1,456	1,668	515	588	Impact on mining property	825	853
(1,456)	(1,668)	(515)	(588)	Impact on tax provisions	(825)	(853)
(106)	210	(37)	74	Tax effect of other adjustments above	(60)	107
131	169	46	59	Other tax adjustments	74	87
(178)	65	(63)	22	Minority effect of adjustments above	(101)	34

16,795	18,712	5,937	6,594	Shareholders’ funds under US GAAP	9,517	9,571

The Group’s financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP), which differ in certain respects from those in the United States (US GAAP). These differences relate principally to the following items, and the effect of each of the adjustments to net earnings and shareholders’ funds that would be required under US GAAP is set out above.

     It has come to the Group’s attention that the US Securities and Exchange Commission (the SEC) have recently taken a position on certain accounting issues unique to the mining industry. The issue that is likely to affect the Group most significantly, if the position taken by the SEC is applied, relates to the commodity prices used for the determination of reserves for accounting purposes. The Group’s financial statements are based on reserve estimates calculated in accordance with the JORC Code, whereas the SEC have recently been pressing for the use of historical average commodity prices when determining reserves. It may be necessary for the Group to revise the US GAAP information presented in this section of the Annual report and financial statements for the relevant 2002 Form 20-F filings once it has obtained clarification of the SEC’s position on these matters.

130   Rio Tinto 2002 Annual report and financial statements

Back to Contents

SUPPLEMENTARY INFORMATION FOR UNITED STATES INVESTORS

RECONCILIATION WITH US GAAP CONTINUED

Goodwill
For 1997 and prior years, UK GAAP permitted the write off of purchased goodwill on acquisition, directly against reserves. For acquisitions in 1998 and subsequent years, goodwill is capitalised and amortised over its expected useful life under UK GAAP. Under US GAAP, goodwill is capitalised and, until 2001, was amortised by charges against income over the period during which it was expected to be of benefit, subject to a maximum of 40 years. Goodwill previously written off directly to reserves in the UK GAAP financial statements was therefore reinstated and amortised, under US GAAP. From 1 January 2002, goodwill and indefinite lived intangible assets are no longer amortised under US GAAP but are reviewed annually for impairment under FAS 142 ‘Goodwill and Other Intangible Assets’. Goodwill amortisation of US$90 million charged against UK GAAP earnings for 2002 is added back in the US GAAP reconciliation. No impairment write downs were required on the initial introduction of FAS 142. Implementation of FAS 141 ‘Business Combinations’ resulted in the reclassification of US$340 million from goodwill to finite lived intangible assets.

Exchange differences taken to earnings under US GAAP
The Group finances its operations primarily in US dollars and a significant proportion of the Group’s US dollar debt is located in its Australian operations. Under UK GAAP, this debt is dealt with in the context of the currency status of the Group as a whole and exchange differences reported by the Australian operations are adjusted through reserves. US GAAP permits such exchange gains and losses to be taken to reserves only to the extent that the US dollar debt hedges US dollar assets in the Australian Group. Exchange gains of US$240 million pre tax (2001: losses of US$216 million), US$177 million net of tax and minorities (2001: US$148 million net of tax and minorities), on US dollar debt that do not qualify for hedge accounting under US GAAP have therefore been recorded in US GAAP earnings.

Mark to market of derivative contracts
The Group is party to derivative contracts in respect of some of its future transactions in order to hedge its exposure to fluctuations in exchange rates against the US dollar. Under UK GAAP, these contracts are accounted for as hedges: gains and losses are deferred and subsequently recognised when the hedged transaction occurs. However, certain of the Group’s derivative contracts do not qualify for hedge accounting under FAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’, principally because the hedge is not located in the entity with the exposure. Unrealised pre tax gains of US$157 million (2001: losses of US$48 million) US$111 million after tax and minorities (2001: US$26 million after tax and minorities), on such derivatives have therefore been taken to US GAAP earnings.

Asset write downs
Following the implementation of FRS 11 in 1998, impairment of fixed assets under UK GAAP is recognised and measured by reference to the discounted cash flows expected to be generated by an income generating unit. Under US GAAP, impairment is recognised only when the anticipated undiscounted cash flows are insufficient to recover the carrying value of the income generating unit. Where an asset is found to be impaired under US GAAP, the amount of such impairment is generally similar under US GAAP to that computed under UK GAAP, except where the US GAAP carrying value includes additional goodwill.
     The asset write downs in 2002, under US GAAP, include amounts recognised in 2001 under UK GAAP and also an adjustment for goodwill. The 2002 US GAAP impairment write down was US$1,067 million pre tax (US$1,060 million net of tax and minorities). This is US$89 million pre tax (US$297 million net of tax and minorities) above the charge of US$978 million pre tax (US$763 million net of tax and minorities) included under UK GAAP.

Pensions/post retirement benefits
Under UK GAAP, post retirement benefits are accounted for in accordance with Statement of Standard Accounting Practice 24. The expected costs under defined benefit arrangements are spread over the service lives of employees entitled to those benefits. Variations from the regular cost are spread on a straight line basis over the expected average remaining service lives of relevant current employees. Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period adjusted for the amortisation of the surplus arising when FAS 87, ‘Employers’ Accounting for Pensions’, was adopted. The charge is further adjusted to reflect the cost of benefit improvements and any surpluses/deficits that emerge as a result of variances from actuarial assumptions. For US purposes, only those surpluses/deficits outside a ten per cent fluctuation ‘corridor’ are spread.
     The reduction in shareholders’ funds at 31 December 2002 and 2001 also includes the effect of the US GAAP requirement to make immediate provision for pension fund deficits through other comprehensive income. The provision reflects the reduction in equity values over the past two years.

Exploration and evaluation
Under UK GAAP, expenditure on a project can be carried forward after it has reached a stage where there is a high degree of confidence in its viability. US GAAP does not allow expenditure to be carried forward unless the viability of the project is supported by a final feasibility study. In addition, under UK GAAP, provisions made against exploration and evaluation in prior years can be reversed when the project proceeds to development to the extent that the relevant costs are recoverable. US GAAP does not allow such provisions to be reversed.

Share option plans
Under UK GAAP, no cost is accrued where the option scheme applies to all relevant employees and the intention is to satisfy the share options by the issuance of new shares. Prior to 2002, under US GAAP the Group accounted for share option plans under the recognition and measurement provisions of APB Opinion No. 25, ‘Accounting for Stock Issued to Employees’, and related Interpretations. In 2002, the Group adopted the fair value recognition provisions of FAS 123, ‘Accounting for Stock-Based Compensation’, which is considered by the SEC to be a preferable accounting method for share based employee compensation. As permitted by FAS 148, ‘Accounting for Stock-Based Compensation – Transition and Disclosure’, all prior periods presented have been restated to reflect the compensation cost that would have been recognised had the recognition provisions of FAS 123 been applied to all awards granted to employees after 1 January 1995. An adjustment is therefore required to reflect the increased cost of the schemes under US GAAP compared to UK GAAP. Fair value is determined using an option pricing model.

Higher cost of sales resulting from acquisition accounting
Under UK GAAP, the inventories of acquired companies are valued at the lower of replacement cost and net realisable value. Under US GAAP, such inventories are recognised at the time of acquisition on the basis of expected net sales proceeds. Earnings for 2001 were lower under US GAAP as a result of the higher cost of sales relating to inventories that were held at the date of acquisition. There is no effect on 2002 earnings.

Rio Tinto 2002 Annual report and financial statements    131

Back to Contents

SUPPLEMENTARY INFORMATION FOR UNITED STATES INVESTORS

Supplementary information for United States investors continued

RECONCILIATION WITH US GAAP CONTINUED

Proposed dividends
Under UK GAAP, ordinary dividends are recognised in the financial year in respect of which they are paid. Under US GAAP, such dividends are not recognised until they are formally declared by the board of directors or approved by the shareholders.

Other
Other adjustments to earnings include amounts related to differences between UK and US accounting principles in respect of depreciation of mining assets, revenue recognition, start up and close down and restoration costs (see below).

Depreciation of mining assets
Under UK GAAP, mining assets are fully depreciated over their economic lives or the remaining life of the mine if shorter. In some cases, mineral resources that do not yet have the status of reserves are taken into account in determining depreciation charges, where there is a high degree of confidence that they will be mined economically. For US GAAP, only ‘proven and probable reserves’ are taken into account in the calculation of depreciation, depletion and amortisation charges. As a result, adjustments have been made in 2002 to depreciation included in Other that reduced US GAAP pre tax earnings by US$10 million (2001: US$6 million).

Revenue recognition
Staff Accounting Bulletin No. 101 (SAB 101) ‘Revenue Recognition in Financial Statements’ has the result that, in some cases, sales recorded as revenue under UK GAAP are deferred and are not recognised as revenue under US GAAP until a future accounting period. Occasionally, sales of goods recorded as revenue for UK GAAP purposes may be kept in store by Rio Tinto at the request of the buyer. Under US GAAP, such transactions cannot be recognised as revenue unless the goods are physically segregated from the supplier’s other inventory and certain additional criteria are met. Also, under UK GAAP, certain sales contracts are recognised as revenue when the goods are delivered to the ship for export to the customer; but do not qualify for recognition under US GAAP until they have reached the destination specified by the customer in the sales contract and title has passed. In 2002, such timing differences resulted in an adjustment, included in Other, that increased US GAAP pre tax earnings by US$4 million (2001: US$5 million increase).

Provisions
Additional provisions were recognised for UK GAAP purposes on implementation of FRS 12 in 1999. There was no corresponding change in US accounting standards. The additional provisions are therefore reversed in the calculation of shareholders’ funds under US GAAP.

Start up costs
Under US GAAP, Statement of Position 98-5, ‘Reporting on the Costs of Start up Activities’, requires that the costs of start up activities are expensed as incurred. Under UK GAAP, some of these start up costs qualify for capitalisation and are amortised over the economic lives of the relevant assets.

Taxation
Rio Tinto has implemented FRS 19, the new UK accounting standard on deferred tax. This has resulted in a prior year adjustment under UK GAAP, which reduced shareholders’ funds at 1 January 2001 by US$133 million. Of this amount, US$46 million results from the requirement under FRS 19 to provide in full for deferred taxation on most timing differences. These additional provisions were already recognised under US GAAP.
     The remaining US$87 million of the prior year adjustment relates to features of FRS 19 that give rise to new variations from US GAAP. Accordingly, this element of the prior year adjustment has been reversed in arriving at US GAAP shareholders’ funds. These variations, which also affect the determination of earnings under US GAAP, relate principally to the following:

(a)	Under FRS 19, provision for taxes arising on remittances of earnings can only be made if the dividends have been accrued or if there is a binding agreement for the distribution of the earnings. Under US GAAP, provision must be made for tax arising on expected future remittances of past earnings.
(b)	Under FRS 19, tax benefits associated with goodwill charged directly to reserves in 1997 and previous years, must be accumulated in the deferred tax provision. This means that the tax benefits are not included in earnings until the related goodwill is charged through the profit and loss account on disposal or closure. For US GAAP, no provision is required for such deferred tax because the goodwill that gave rise to these tax benefits was capitalised and gives rise to amortisation charges against profit.

Deferred tax on acquisitions
Under UK GAAP, deferred tax is not provided in respect of upward fair value adjustments to tangible fixed assets and inventories made on acquisitions. Under US GAAP, deferred tax must be provided on all fair value adjustments to non monetary assets recorded on acquisition with a consequential increase in the amount allocated to mining properties or goodwill as appropriate.

Consolidated statement of cash flows
The consolidated statement of cash flows prepared in accordance with FRS 1 (revised) presents substantially the same information as that required under US GAAP. Under US GAAP, however, there are certain differences from UK GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents. Under US GAAP, tax paid and interest would form part of operating cash flow. Under UK GAAP, cash for the purposes of the cash flow statement is defined as cash in hand and deposits repayable on demand with any qualifying financial institution, less bank borrowings from any qualifying financial institution repayable on demand. Deposits are repayable on demand if they can be withdrawn at any time without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed. Under US GAAP, cash equivalents comprise cash balances and current asset investments with an original maturity of less than three months and exclude bank borrowings repayable on demand.

Unrealised holding gains and losses
UK GAAP permits current asset investments to be valued at the lower of cost and net realisable value. Under US GAAP, FAS 115 requires that unrealised holding gains and losses on investments classified as ‘available for sale’ are excluded from earnings and reported instead within a separate component of shareholders’ funds until realised.

132   Rio Tinto 2002 Annual report and financial statements

Back to Contents

SUPPLEMENTARY INFORMATION FOR UNITED STATES INVESTORS

RECONCILIATION WITH US GAAP CONTINUED

New US accounting standards
In July 2001, the US Financial Accounting Standards Board (‘FASB’) issued FAS 143, ‘Accounting for Obligations Associated with the Retirement of Long-Lived Assets’. FAS 143 will be effective for the financial year ending 31 December 2003. The standard requires that the obligation for close down and restoration costs is capitalised at the time of recognition. The asset is subsequently amortised over its useful life and the discount on the liability is unwound.
     In July 2002, the FASB issued FAS 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’. The statement requires companies to recognise costs associated with certain exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. FAS 146 will be applied by the Group prospectively to applicable exit or disposal activities initiated after 31 December 2002. The adoption of FAS 143 and FAS 146 is not expected to have a material effect on the reported financial position, results of operations or cash flows of the Rio Tinto Group.

New UK Accounting Standards
Mandatory implementation of FRS 17 – ‘Retirement Benefits’ has been delayed until 2005 but additional disclosures are required for 2001 and 2002 which are included in note 41 to the financial statements.

POST RETIREMENT BENEFITS
Information in respect of the net periodic benefit cost and related obligation determined in accordance with FAS 87, 106 and 132 is given below.
     Benefits under the major pension schemes are principally determined by years of service and employee remuneration.
     Pension scheme funding policy is based on annual contributions at a rate that is intended to fund benefits as a level percentage of pay over the working lifetime of the scheme’s participants.
     The assets of the UK scheme are invested primarily in UK and overseas equities and UK fixed interest stocks. The assets of the Australian schemes are invested primarily in Australian and overseas equities and fixed interest stocks.
     The assets of the most significant pension schemes outside the UK and Australia are invested primarily in common stocks, corporate and treasury bonds, real estate or real estate investment funds, under the direction of investment managers.
     Other post retirement benefits are provided to employees who meet the eligibility requirements, and their beneficiaries and dependants, through unfunded self insurance arrangements. The majority of these plans are for employees in the US. The plans are non contributory, although some contain an element of cost sharing such as deductibles and co-insurance.
     Assumptions used to determine the net periodic benefit cost and the year end benefit obligation for the major pension schemes varied between the limits shown below. The average rate for each assumption has been weighted by benefit obligation. The assumptions used to determine the year end benefit obligation are also used to calculate the following year’s cost.

	2002 cost	Year end benefit obligation

Discount rate	6.5% to 12.0% (Average: 7.0%)	5.8% to 12.0% (Average: 6.7%)
Long term rate of return on plan assets	6.5% to 12.0% (Average: 7.3%)	6.5% to 12.0% (Average: 7.2%)
Increase in compensation levels	4.0% to 11.0% (Average: 5.0%)	3.3% to 11.0% (Average: 4.8%)

The actuarial calculations in respect of the UK plans assume a rate of increase of pensions in payment of 2.5 per cent per annum. The actuarial calculations in respect of Australian plans assume a rate of increase of pensions in payment of 2.5 per cent per annum. These assumptions are consistent with the expected rates of return and salary increase assumptions in the respective valuations. Appropriate assumptions were made for plans in other countries.
     The weighted average discount rates used in determining the benefit obligation for the major post retirement benefit plans other than pension schemes were 7.5 per cent and 6.5 per cent as of 30 September 2001, and 30 September 2002, respectively. A healthcare cost trend rate of 8.5 per cent, decreasing to 5.0 per cent by the year 2009, was used for 2002 costs. A healthcare cost trend rate of 8.0 per cent, decreasing to 5.0 per cent by the year 2009 was used to determine the benefit obligation at 30 September 2002.

Components of net benefit expense

				Pension benefits				Other benefits

		2002		2001		2002		2001
		US$m		US$m		US$m		US$m

Service cost		(97)		(92)		(7)		(6)
Interest cost on benefit obligation		(207)		(195)		(25)		(24)
Expected return on plan assets		258		279		–		–
Net amortisation and deferral:
– transitional obligation	10		12		–		–
– recognised gains	10		–		8		11
– prior service cost recognised	(22)		(19)		1		1

		(2)		(7)		9		12

Net periodic benefit cost		(48)		(15)		(23)		(18)
Curtailment charge		(8)		(4)		(2)		–

Net benefit expense		(56)		(19)		(25)		(18)

Rio Tinto 2002 Annual report and financial statements   133

Back to Contents

SUPPLEMENTARY INFORMATION FOR UNITED STATES INVESTORS

Supplementary information for United States investors continued

FUNDED STATUS OF THE GROUP’S PRINCIPAL SCHEMES
	Pension benefits		Other benefits

	2002	2001	2002	2001
	US$m	US$m	US$m	US$m

Benefit obligation at end of year	(3,366)	(2,803)	(437)	(362)
Fair value of plan assets	3,166	3,188	–	–

Plan assets (below)/in excess of benefit obligation	(200)	385	(437)	(362)
Unrecognised prior service cost	159	153	(2)	(2)
Unrecognised net loss/(gain)	464	(94)	(40)	(96)
Unrecognised transitional asset	(29)	(37)	–	–
Company contributions in fourth quarter	7	4	–	–

Net amount recognised	401	411	(479)	(460)

Comprising:
– benefit prepayment	346	457	–	–
– benefit provision (including additional minimum liability)	(319)	(199)	(479)	(460)
– intangible asset	53	32	–	–

	80	290	(479)	(460)
– amount recognised through accumulated other comprehensive income	321	121	–	–

Net amount recognised	401	411	(479)	(460)

	2002	2001
	US$m	US$m

Change in additional minimum liability before tax:
Accrued pension benefit expense	221	148
Increase in intangible asset	(21)	(32)

Other comprehensive income before tax	200	116

	Pension benefits		Other benefits

	2002	2001	2002	2001
	US$m	US$m	US$m	US$m

Change in benefit obligation
Benefit obligation at start of year	(2,803)	(2,894)	(362)	(355)
Service cost	(97)	(92)	(7)	(6)
Interest cost	(207)	(195)	(25)	(24)
Contributions by plan participants	(9)	(6)	–	–
Actuarial (losses)/gains	(204)	91	(48)	(8)
Benefits paid	195	195	16	13
Plan amendments	(16)	(12)	(2)	–
Inclusion of defined contribution liabilities	–	(63)	–	–
Currency translation	(225)	173	(9)	18

Benefit obligation at end of year	(3,366)	(2,803)	(437)	(362)

	Pension benefits		Other benefits

	2002	2001	2002	2001
	US$m	US$m	US$m	US$m

Change in plan assets
Fair value of plan assets at start of year	3,188	3,864	–	–
Actual return on plan assets	(150)	(340)	–	–
Contributions by plan participants	9	6	–	–
Contributions by employer	30	22	16	13
Benefits paid	(195)	(195)	(16)	(13)
Inclusion of defined contribution assets	–	63	–	–
Currency translation	284	(232)	–	–

Fair value of plan assets at end of year	3,166	3,188	–	–

Sensitivity to change in healthcare trend

The healthcare cost trend rate assumption has a significant effect on the amounts reported. Changing the healthcare cost trend rates by one per cent would result in the following effects:

	1% increase		1% decrease

	2002	2001	2002	2001
	US$m	US$m	US$m	US$m

(Increase)/decrease in service cost plus interest cost	(5)	(5)	4	4
(Increase)/decrease in benefit obligation at 30 September	(48)	(39)	40	34

134    Rio Tinto 2002 Annual report and financial statements

Back to Contents

SUPPLEMENTARY INFORMATION FOR UNITED STATES INVESTORS

ADDITIONAL SHARE CAPITAL INFORMATION		Rio Tinto plc	Rio Tinto plc		Rio Tinto plc
		Share Savings	Executive Share		Share Option Plan
		Plan	Option Scheme

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	Number	£’s	Number	£’s	Number	£’s

Options outstanding at 1 January 2002	2,010,403	7.74	130,786	8.09	5,785,625	9.97
Granted	509,954	8.76	–	–	2,095,314	14.59
Exercised	(278,134)	5.96	(68,786)	7.73	(540,568)	8.16
Cancelled	(162,378)	8.85	–	–	(154,117)	14.72

Options outstanding at 31 December 2002	2,079,845	8.14	62,000	8.49	7,186,254	11.35

			Rio Tinto Limited		Rio Tinto Limited
			Share Savings Plan		Share Option Plan

				Weighted		Weighted
				average		average
				exercise		exercise
				price		price
			Number	A$’s	Number	A$’s

Options outstanding at 1 January 2002			1,380,826	27.86	1,694,730	28.09
Granted			1,245,639	25.57	1,003,849	39.87
Exercised			(2,130)	27.86	(208,528)	20.15
Cancelled			(378,161)	27.86	(50,721)	37.65

Options outstanding at 31 December 2002			2,246,174	26.59	2,439,330	33.42

The weighted average remaining contractual lives of options outstanding at 31 December 2002 for the Rio Tinto plc Share Savings Plan, the Rio Tinto plc Share Option Plan, the Rio Tinto Limited Share Option Plan and the Rio Tinto Limited Share Savings Plan are two, three, four and three years respectively. The weighted average fair value of share options at the date of grant was US$5.45 (2001: US$4.87).

ADDITIONAL SEGMENTAL INFORMATION
The following supplements segmental information provided elsewhere in this report to provide additional information required under US GAAP.

Tax charge by product group
	2002	2001
	US$m	US$m

Iron Ore	(215)	(239)
Energy	(197)	(212)
Industrial Minerals	(200)	(219)
Aluminium – Comalco	(107)	(160)
Copper	(118)	(154)
Diamonds & Gold	(59)	(43)
Tax on exploration	18	26
Other items, including tax relief on asset write downs	170	283

	(708)	(718)

Property, plant and equipment by location
	2002	2001	2002	2001
				Restated
	%	%	US$m	US$m

North America	42.7	48.3	5,204	5,566
Australia and New Zealand	48.5	44.0	5,912	5,071
South America	0.9	1.2	112	139
Africa	5.0	3.6	608	420
Indonesia	0.4	0.5	50	52
Europe and other countries	2.5	2.4	297	264

	100.0	100.0	12,183	11,512

Covenants
Of the Rio Tinto Group’s medium and long term borrowings of US$2.7 billion, some US$0.6 billion relates to the Group’s share of non recourse borrowings which are the subject of various financial and general covenants with which the respective borrowers are in compliance.

Rio Tinto 2002 Annual report and financial statements    135

Back to Contents

SUPPLEMENTARY INFORMATION FOR UNITED STATES INVESTORS

Supplementary information for United States investors continued

ADDITIONAL US GAAP CASH FLOW INFORMATION
A summary of Rio Tinto’s operating, investing and financing activities classified in accordance with US GAAP is presented below:

	2002	2001
	US$m	US$m

Net cash flow from operating activities	2,720	2,450
Net cash flow from investing activities	(1,743)	(2,237)
Net cash flow from financing activities	(1,151)	(281)

Decrease in cash and cash equivalents per US GAAP	(174)	(68)

Increase/(decrease) in cash per UK GAAP	(130)	40
Increase in non qualifying liquid resources for US GAAP	(27)	(57)
Decrease in bank borrowings repayable on demand included in cash under UK GAAP	(17)	(51)

Decrease in cash and cash equivalents per US GAAP	(174)	(68)

Cash and cash equivalents under US GAAP
Cash per balance sheet under UK GAAP	325	679
Qualifying liquid resources less non qualifying deposits	(45)	(183)

Cash and cash equivalents under US GAAP	280	496

There was an exchange loss of US$47 million (2001: gain of US$1 million) relating to US GAAP cash and cash equivalents during the year.

ACCUMULATED FOREIGN CURRENCY TRANSLATION GAINS AND LOSSES RECORDED DIRECTLY IN SHAREHOLDERS’
FUNDS UNDER US GAAP
	2002	2001
	US$m	US$m

At 1 January	(1,436)	(1,111)
Current period change	422	(325)

At 31 December	(1,014)	(1,436)

UNREALISED HOLDING GAINS AND LOSSES
Under FAS 115, unrealised holding gains and losses on investments classified as available for sale are excluded from earnings and reported instead within a separate component of shareholders’ funds until realised.

     The following table shows the Group’s investments in debt and equity securities which are held as available for sale in accordance with FAS 115.

	FAS 115	Unrealised	Unrealised	Market	Net
	net book	holding	holding	value	unrealised
	value	gains	losses		holding
					gains/(losses)
	US$m	US$m	US$m	US$m	US$m

At 1 January 2002	70	3	(10)	63	(7)
Change in unrealised holding gains/losses	–	2	5	7	7
Additions and other movements	–	–	–	–	–

At 31 December 2002	70	5	(5)	70	–

INTANGIBLE ASSETS UNDER US GAAP
The implementation of FAS 141 resulted in the reclassification of US$340 million from goodwill to finite lived intangible assets at 1 January 2002. The accumulated cost relating to these intangible assets at 31 December 2002 was US$714 million and accumulated amortisation was US$394 million. The total amortisation expense was US$68 million of which US$20 million is related to the amortisation of goodwill previously written off to reserves under UK GAAP now reclassified as finite lived intangible assets under US GAAP. The remaining US$48 million relates to the amortisation of goodwill included as an asset on the UK GAAP balance sheet but now reclassified as finite lived intangible assets under US GAAP. The estimated amortisation charge relating to intangible assets for each of the next five years is US$68 million.

136    Rio Tinto 2002 Annual report and financial statements

Back to Contents

SUPPLEMENTARY INFORMATION FOR UNITED STATES INVESTORS

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
During 2002, the following movements, pre tax and minorities, took place in Other comprehensive income (OCI) and earnings in relation to net derivative liabilities:

	Net	Recorded	Recorded
	derivative	in OCI	in retained
	liabilities		earnings
	US$m	US$m	US$m

Net derivative liabilities on balance sheet at 31 December 2001	(332)	(181)	(151)
Less: net derivative liabilities marked to market through OCI at 1 January 2002
relating to contracts maturing in 2002 (a)	31	31	–
Less: net derivative liabilities marked to market through retained earnings at
1 January 2002 relating to contracts maturing in 2002 (b)	40	–	40
Add: mark to market of net derivative liabilities designated as FAS 133
cash flow hedges at 31 December 2002 (c)	90	90	–
Add: mark to market of net derivative liabilities not designated as hedges under
FAS 133 at 31 December 2002 (d)	117	–	117

On balance sheet at 31 December 2002	(54)	(60)	6

(a)	During 2002, net losses of US$31 million relating to derivatives designated as cash flow hedges under FAS 133 were transferred from accumulated OCI to US GAAP earnings on maturity of the contracts.
(b)	During 2002, accrued losses of US$40 million relating to derivatives that were not designated as hedges under FAS 133 were realised on maturity of the contracts.
(c)	The fair value of net derivative liabilities designated as cash flow hedges under FAS 133 reduced by US$90 million during 2002 resulting in a closing debit balance related to cash flow hedging activities of US$60 million in OCI. These cash flow hedges hedge the Group’s exposure to the US dollar in relation to future trading transactions. The Group expects to reclassify US$18 million of this amount as reductions in earnings over the next twelve months as these contracts and the transactions which they hedge mature. As at 31 December 2002, the Group had US$102 million of cash flow hedge derivative liabilities and US$42 million of cash flow hedge derivative assets. The cash flow hedges extend to 2010.
(d)	Certain of the Group’s derivative contracts do not qualify for hedge accounting under FAS 133, principally because the hedge is not located in the entity with the exposure. The fair value of these net derivative liabilities reduced by US$117 million during 2002. As at 31 December 2002, the Group had US$102 million of assets relating to derivatives which do not qualify for hedge accounting under FAS 133, and US$96 million of liabilities.

DEFERRED TAX CREDIT/(CHARGE)
The credit/(charge) for deferred taxation arises as follows:

	2002	2001
	US$m	US$m

– accelerated capital allowances	186	207
– pension prepayments	11	(30)
– provisions	6	41
– provision against AMT credits and US tax losses	(228)	(144)
– other timing differences	41	(42)

	16	32

FIXED ASSET INVESTMENTS
The aggregates of the profit and loss accounts and balance sheets of equity and gross equity accounted companies on a 100 per cent basis are set out below:

	2002	2001
	US$m	US$m

Profit and loss account:
Sales revenue	6,622	6,313
Cost of sales	(4,384)	(4,068)

Operating profit	2,238	2,245
Net interest	(377)	(392)

Profit before tax	1,861	1,853
Taxation	(579)	(604)
Profit attributable to outside shareholders	(36)	(43)

Net profit on ordinary activities (100 per cent basis)	1,246	1,206

Balance sheet:
Intangible fixed assets	194	196
Tangible fixed assets	12,086	11,765
Investments	166	162
Working capital	593	516
Net cash less current debt	(835)	(164)
Long term debt	(5,406)	(5,838)
Provisions	(1,658)	(1,949)
Outside shareholders’ interests	(290)	(249)

Aggregate shareholders’ funds (100 per cent basis)	4,850	4,439

Rio Tinto 2002 Annual report and financial statements    137

Back to Contents

FINANCIAL SUMMARY 1992- 2002

Financial summary 1992 – 2002

US$m	1992		1993		1994		1995		1996		1997		1998		1999		2000		2001		2002

Consolidated turnover	9,623		8,795		7,755		8,140		6,901		7,436		7,112		7,197		7,875		8,152		8,443

Share of equity accounted entities	1,338		1,079		961		1,194		1,808		1,998		2,109		2,113		2,097		2,286		2,385

Gross turnover	10,961		9,874		8,716		9,334		8,709		9,434		9,221		9,310		9,972		10,438		10,828

Adjusted PBIT (a)	1,524		1,472		1,819		2,484		1,887		2,256		2,191		2,329		2,912		3,102		2,696

Exceptional items (b)	(172)		(340)		25		(215)		–		–		(443)		–		–		(715)		(1,094)

Finance charges	(108)		(113)		(81)		(59)		(108)		(184)		(240)		(298)		(403)		(404)		(291)

Profit before tax	1,244		1,019		1,763		2,210		1,779		2,072		1,508		2,031		2,509		1,983		1,311

Adjusted profit before tax (a)	1,416		1,359		1,738		2,425		1,779		2,072		1,951		2,031		2,509		2,698		2,405

Tax (excl. exceptional items)	(570)		(487)		(496)		(818)		(566)		(668)		(664)		(548)		(819)		(850)		(750)

Tax – exceptional items (b)	(11)		229		29		60		–		–		40		–		–		132		42

Outside shareholders’ interests
including exceptional items (b)	(73)		(81)		(109)		(189)		(143)		(184)		(184)		(201)		(183)		(186)		48

Profit attributable to Rio Tinto	590		680		1,187		1,263		1,070		1,220		700		1,282		1,507		1,079		651

Adjusted earnings (a)	773		791		1,133		1,418		1,070		1,220		1,103		1,282		1,507		1,662		1,530

Earnings per share (d)	42.5	c	49.0	c	85.0	c	90.5	c	76.5	c	87.1	c	50.4	c	93.6	c	109.8	c	78.5	c	47.3	c

Adjusted earnings per share (a)	55.8	c	57.0	c	81.3	c	101.6	c	76.5	c	87.1	c	79.4	c	93.6	c	109.8	c	120.9	c	111.2	c

Dividends per share

Rio Tinto shareholders (US cents)	n/a		n/a		n/a		n/a		51.00	c	52.00	c	52.00	c	55.00	c	57.50	c	59.00	c	60.00	c

Rio Tinto plc (pence)	19.50	p	20.50	p	27.50	p	31.50	p	31.71	p	31.92	p	31.99	p	34.23	p	38.87	p	41.68	p	37.47	p

Rio Tinto Limited (Aus. cents) (d)	41.86	c	65.12	c	55.81	c	60.47	c	65.05	c	75.94	c	83.52	c	87.11	c	102.44	c	115.27	c	105.93	c

Net assets

Fixed assets (excl. investments)	7,284		7,223		8,551		8,560		9,682		9,334		9,589		9,861		13,242		12,589		13,255

Investments (m)	1,375		1,236		1,332		1,687		2,109		2,442		2,183		1,840		1,802		2,290		2,881

Other assets less liabilities	1,514		1,404		1,458		1,325		1,578		1,440		1,235		1,293		1,380		1,896		1,463

Provisions	(2,165)		(2,227)		(2,593)		(2,657)		(2,795)		(2,749)		(2,790)		(2,887)		(3,299)		(3,194)		(3,612)

Outside shareholders’ interests	(444)		(506)		(653)		(695)		(770)		(717)		(673)		(715)		(864)		(827)		(778)

Net debt	(2,344)		(1,339)		(1,349)		(1,483)		(2,546)		(2,839)		(3,258)		(2,429)		(5,050)		(5,711)		(5,747)

Rio Tinto shareholders’ funds	5,220		5,791		6,746		6,737		7,258		6,911		6,286		6,963		7,211		7,043		7,462

Capital expenditure (f)	(828)		(693)		(1,428)		(1,345)		(1,738)		(1,638)		(1,180)		(771)		(798)		(1,405)		(1,417)

Acquisitions	(136)		(1,431)		(228)		(532)		(119)		(112)		(492)		(326)		(3,332)		(958)		(106)

Disposals	271		1,951		628		432		107		393		3		47		141		299		233

Total cash flow from operations (g)	2,375		2,252		2,225		2,735		2,452		2,979		3,071		3,015		3,440		3,415		3,743

Cash flow before financing (h)	200		1,118		(23)		(170)		(784)		(335)		(37)		825		(2,291)		(590)		29

Ratios

Operating margin (i)	14%		15%		21%		27%		22%		24%		24%		25%		29%		30%		25%

Net debt to total capital (j)	29%		18%		15%		17%		24%		27%		32%		24%		38%		42%		41%

Adj. earnings: shareholders’ funds (k)	14%		14%		18%		21%		15%		17%		17%		19%		21%		23%		21%

Interest cover (l)	16		17		26		30		17		15		12		12		11		11		13

(a)	Adjusted earnings and adjusted earnings per share exclude exceptional items of such magnitude that their exclusion is necessary in order that adjusted earnings fulfil their purpose of reflecting the underlying performance of the Group. In this statement, Adjusted profit before interest and tax (‘Adjusted PBIT’) and Adjusted profit before tax exclude the pre tax values of such exceptional items. Adjusted PBIT includes the Group’s share of joint ventures’ and associates’ operating profit, excluding exceptional items.
(b)	These lines contain the exceptional items referred to in (a) above and related taxation. In addition, outside interests for 2002 include a credit for US$173 million relating to exceptional items. For 1998, 2001 and 2002 exceptional items include exceptional asset write downs of US$403 million, US$583 million and US$763 million respectively, net of tax and outside shareholders’ interests. In addition, 2002 includes US$116 million for an exceptional environmental remediation charge. For 1992 to 1995, the exceptional items comprise amounts that are required to be excluded from operating profit under FRS 3.
(c)	Changes in accounting policy: Figures for 1992 have been restated following the change in accounting policy for post retirement healthcare effected in 1993. Reported figures for 1992 – 1998 have been restated following the change in accounting policy on implementation of FRS 12 in 1999. Shareholders’ funds for 2001 and prior years have been restated following the implementation of FRS 19 in 2002.
(d)	Earnings per share and Rio Tinto Limited dividends per share have been adjusted for the years 1992 – 1995 in respect of the 7.5 per cent bonus issue on 15 January 1996 which applied to Rio Tinto Limited shares.
(e)	Earnings per share for 1992 have been adjusted for the enhanced Rio Tinto plc scrip dividend in 1993.
(f)	Capital expenditure comprises purchases of property, plant and equipment plus direct funding provided to joint ventures and associates for Rio Tinto’s share of their capital expenditure, less disposals of property, plant and equipment. The figures include 100 per cent of subsidiaries’ capital expenditure, but exclude that of joint ventures and associates except where directly funded by Rio Tinto.
(g)	Total cash flow from operations comprises Cash flow from operating activities together with Dividends from joint ventures and associates.
(h)	Cash flow before financing represents the net cash flow before management of liquid resources and financing.
(i)	Operating margin is the percentage of Adjusted PBIT to Gross turnover.
(j)	Total capital comprises year end shareholders’ funds plus net debt and outside shareholders’ interests.
(k)	This represents Adjusted earnings expressed as a percentage of the mean of opening and closing shareholders’ funds.
(l)	Interest cover represents the number of times by which subsidiary interest (excluding the amortisation of discount but including capitalised interest) is covered by Group operating profit less amortisation of discount plus dividends from joint ventures and associates.
(m)	Treasury bonds of US$304 million acquired in 2002 as security for the deferred consideration payable in respect of the North Jacobs Ranch acquisition have been excluded from net debt and included in investments.

138    Rio Tinto 2002 Annual report and financial statements

Back to Contents

RIO TINTO SHARE OWNERSHIP

Rio Tinto share ownership As at 14 February 2003

RIO TINTO PLC		Number of shares	Percentage of issued share capital

1	BNY (Nominees) Ltd	68,830,296	6.46
2	Chase Nominees Ltd	45,162,970	4.24
3	HSBC Global Custody Nominee (UK) Limited <357206>
		25,780,753	2.42
4	Prudential Client HSBC GIS Nominee (UK) Limited <PAC>	24,324,675	2.28
5	Stanlife Nominees Limited	23,698,740	2.22
6	The Bank of New York (Nominees) Limited	19,903,296	1.87
7	Chase Nominees Limited <LEND>	17,406,853	1.63
8	Nortrust Nominees Limited <SLEND>	15,509,225	1.46
9	Mellon Nominees (UK) Limited <BSDTABN>	13,036,868	1.22
10	Nutraco Nominees Limited	12,838,447	1.20
11	Mellon Nominees (UK) Limited <BSDTUSD>	12,298,643	1.15
12	Chase Nominees Limited <USRESLD>	12,261,468	1.15
13	Chase Nominees Limited <BGILIFEL>	11,752,535	1.10
14	Vidacos Nominees Limited	11,559,473	1.08
15	HSBC Global Custody Nominee (UK) Limited <861369>
		11,448,400	1.07
16	BNY (OCS) Nominees Limited	11,188,054	1.05
17	Vidacos Nominees Limited <FGN>	11,119,937	1.04
18	Littledown Nominees Limited	10,693,270	1.00
19	Schroder Nominees Limited	10,682,499	1.00
20	Nortrust Nominees Limited	9,478,769	0.89

		378,975,171	35.53

	RIO TINTO LIMITED	Number of shares	Percentage of issued share capital

1	Tinto Holdings Australia Pty Limited	187,439,520	37.58
2	JP Morgan Nominees Australia Limited	53,655,695	10.76
3	National Nominees Limited	46,976,034	9.42
4	Westpac Custodian Nominees Limited	34,353,815	6.89
5	Citicorp Nominees Pty Limited	10,689,088	2.14
6	Commonwealth Custodial Services Limited	7,702,102	1.54
7	MLC Limited	6.695.581	1.34
8	ANZ Nominees Limited	6,675,133	1.34
9	AMP Life Limited	6,561,213	1.32
10	Queensland Investment Corporation	6,508,975	1.30
11	HSBC Custody Nominees (Australia) Limited	4,614,005	0.92
12	Cogent Nominees Pty Limited	4,117,395	0.83
13	The National Mutual Life Association of Australasia Limited	2,805,676	0.56
14	Citicorp Nominees Pty Limited <CFS WSLE IMPUTATION FND A/C>	2,793,910	0.56
15	RBC Global Services Australia Nominees Pty Limited	2,745,694	0.55
16	RBC Global Services Australia Nominees Pty Limited	2,487,227	0.50
17	ING Life Limited	2,388,792	0.48
18	Citicorp Nominees Pty Limited
	<CFS WSLE Geared SHR FND A/C>	2,262,416	0.45
19	Citicorp Nominees Pty Limited
	<CFS WSLE AUST SHARE FND A/C>	2,141,040	0.43
20	RBC Global Services Australia Nominees Pty Limited	1,730,888	0.35

		395,344,199	79.26

Analysis of ordinary shareholders As at 14 February 2003

				Rio Tinto plc			Rio Tinto Limited

	No of	Percentage	Number of	Percentage	No of	Percentage	Number	Percentage
	holdings	of holdings	shares	of issued	holdings	of holdings	of shares	of issued
				share				share
				capital				capital

1 to 1,000 shares	44,968	64.14	20,155,378	1.89	42,077	75.09	16,567,749	3.32
1,001 to 5,000 shares	20,905	29.82	42,550,137	3.99	11,945	21.32	23,821,220	4.78
5,001 to 10,000 shares	1,871	2.67	12,880,194	1.21	1,230	2.20	8,564,612	1.72
10,001 to 25,000 shares	922	1.32	14,333,347	1.35	504	0.90	7,370,143	1.48
25,001 to 125,000 shares	789	1.13	45,485,764	4.27	168	0.30	8,944,407	1.79
125,001 to 250,000 shares	211	0.30	36,917,028	3.46	35	0.06	5,998,879	1.20
250,001 to 1,250,000 shares	292	0.42	155,399,373	14.59	46	0.08	25,198,410	5.05
1,250,001 to 2,500,000	73	0.10	131,095,702	12.30	10	0.02	18,767,767	3.76
2,500,001 and over	73	0.10	537,863,796	50.48	15	0.03	382,445,790	76.67
ADRs			68,830,296	6.46			1,138,988	0.23

	70,104	100	1,065,511,015	100	56,030	100	498,817,965	100

Number of holdings less than marketable parcel of A$ 500					1,579

Rio Tinto 2002 Annual report and financial statements   139

Back to Contents

DEFINITIONS

Definitions

NON MINING DEFINITIONS

Throughout this document, the collective expressions Rio Tinto, Rio Tinto Group and Group are used for convenience only. Depending on the context in which they are used, they mean Rio Tinto plc and/or Rio Tinto Limited and/or one or more of the individual companies in which Rio Tinto plc and/or Rio Tinto Limited directly or indirectly own investments, all of which are separate and distinct legal entities.

Unless the context indicates otherwise, the following terms have the meanings shown below:

ADR	American Depositary Receipt evidencing American Depositary Shares (ADS).

Australian dollars	Australian currency. Abbreviates to A$

Australian GAAP	Generally accepted accounting principles in Australia.

Billion	One thousand million.

Canadian dollars	Canadian currency. Abbreviates to C$

Company
Means, as the context so requires, Rio Tinto plc and/or Rio Tinto Limited.
Companies

DLC merger	Refers to the dual listed companies merger.

LME	London Metal Exchange.

New Zealand dollars	New Zealand currency. Abbreviates to NZ$

Pounds sterling	UK currency. Abbreviates to £, pence or p.

Public shareholders	The holders of Rio Tinto plc shares that are not companies in the Rio Tinto Limited Group and the holders of
Rio Tinto Limited shares that are not companies in the Rio Tinto plc Group.

Rand	South African currency. Abbreviates to R.

Rio Tinto Limited	Refers to Rio Tinto Limited, and, where the context permits, its subsidiaries and associated companies.

Rio Tinto Limited ADS	An American Depositary Share representing the right to receive four Rio Tinto Limited shares.

Rio Tinto Limited group	Rio Tinto Limited and its subsidiaries and associated companies.

Rio Tinto Limited shareholders	The holders of Rio Tinto Limited shares.

Rio Tinto Limited shares	The ordinary shares in Rio Tinto Limited.

Rio Tinto Limited Shareholder
Voting Agreement	The agreement, dated 21 December 1995, between Rio Tinto plc, Rio Tinto Limited, RTL Shareholder SVC Limited and the Law Debenture Trust Corporation p.l.c. relating to the voting rights of the Rio Tinto plc Special Voting Share at meetings of shareholders of Rio Tinto plc.

Rio Tinto Limited/RTL
Special Voting Share	The Special Voting Share in Rio Tinto Limited.

Rio Tinto plc	Rio Tinto plc and its subsidiaries and associated companies.

Rio Tinto plc ADS	An American Depositary Share representing the right to receive four Rio Tinto plc Ordinary Shares.

Rio Tinto plc group	Rio Tinto plc and its subsidiaries and associated companies.

Rio Tinto plc ordinary shares	The ordinary shares of 10p each in Rio Tinto plc.

Rio Tinto plc shareholders	The holders of Rio Tinto plc shares.

Rio Tinto Shareholder
Voting Agreement	The agreement, dated 21 December 1995, between Rio Tinto plc, Rio Tinto Australian Holdings Limited,RTP Shareholder SVC Pty Limited, Rio Tinto Limited and the Law Debenture Trust Corporation p.l.c. relatingto the voting rights of the Rio Tinto Limited shares held by the Rio Tinto plc Group and the Rio Tinto LimitedSpecial Voting Share at meetings of Rio Tinto Limited Shareholders.

Rio Tinto plc shares	Rio Tinto plc ordinary shares.

Rio Tinto plc/RTP Special Voting	The Special Voting Share of 10p in Rio Tinto plc.

Share/shares	Rio Tinto Limited shares or Rio Tinto plc Ordinary shares, as the context so requires.

140   Rio Tinto 2002 Annual report and financial statements

Back to Contents

DEFINITIONS

Sharing Agreement	The agreement, dated 21 December 1995, as amended between Rio Tinto Limited and Rio Tinto plc relatingto the regulation of the relationship between Rio Tinto Limited and Rio Tinto plc following the DLC merger.

UK GAAP	Generally accepted accounting principles in the UK.

US dollars	US currency. Abbreviates to dollars, $ or US$ and US cents to USc.

US GAAP	Generally accepted accounting principles in the US.

MINING AND TECHNICAL DEFINITIONS
Alumina	Aluminium oxide. It is extracted from bauxite in a chemical refining process and is subsequently the principalraw material in the electro-chemical process by which aluminium is produced.

Anode and cathode copper	At the final stage of the smelting of copper concentrates, the copper is cast into specially shaped slabscalled anodes for subsequent refining to produce refined cathode copper.

Bauxite	Mainly hydrated aluminium oxides (Al2 O3 2H2O). Principal are of alumina, the raw material from which aluminium is made.

Beneficiated bauxite	Bauxite ore that has been treated to remove waste material to improve its physical or chemicalcharacteristics.

Block caving	An underground mining method. It involves undercutting the ore body to induce ore fracture and collapse bygravity. The broken ore is recovered through draw points below.

Borates	A generic term for mineral compounds which contain boron and oxygen.

Cathode copper	Refined copper produced by electrolytic refining of impure copper or by electrowinning.

Classification	Separating crushed and ground ore into portions of different size particles.

Concentrate	The product of a physical concentration process, such as flotation or gravity concentration, which involves separating ore minerals from unwanted waste rock. Concentrates require subsequent processing (such as smelting or leaching) to break down or dissolve the ore minerals and obtain the desired elements, usually metals.

Cutoff grade	The lowest grade of mineralised material considered economic to process. It is used in the calculation of thequantity of ore present in a given deposit.

Doré	A precious metal alloy which is produced by smelting. Doré is an intermediate product which is subsequently refined to produce pure gold and silver.

DWT	Dead weight tons is the combined weight in long tons (2,240 pounds weight) of cargo, fuel and fresh waterthat a ship can carry.

Flotation	A method of separating finely ground minerals using a froth created in water by specific reagents. In theflotation process certain mineral particles are induced to float by becoming attached to bubbles of frothwhereas others, usually unwanted, sink.

FOB	Free onboard.

Grade	The proportion of metal or mineral present in ore, or any other host material, expressed in this document asper cent, grammes per tonne or ounces per tonne.

Headgrade	The average grade of ore delivered to the mill.

Ilmenite	Mineral composed of iron, titanium and oxygen.

Metallurgical coal	Also referred to as coking coal. By virtue of its carbonisation properties, it is used in the manufacture ofcoke, which is used in the steel making process.

Mineral resource	Material of intrinsic economic interest occurring in such form and quantity that there are reasonableprospects for eventual economic extraction.

Ore	A rock from which a metal(s) or mineral(s) can be economically extracted.

Ore milled	The quantity of ore processed.

Rio Tinto 2002 Annual report and financial statements   141

Back to Contents

DEFINITIONS

Definitions continued

Ore hoisted		The quantity of ore which is removed from an underground mine for processing.

Ore reserve		That part of a mineral deposit which could be economically and legally extracted or produced at the time ofthe reserve determination.

Pressure oxidation		A method of treating sulphide ores. In the case of refractory gold ores, the object is to oxidise the sulphidesto sulphates and hence liberate the gold for subsequent cyanide leaching. The technique involves reaction ofthe ore with sulphuric acid under pressure in the presence of oxygen gas.

Probable ore reserves		Reserves for which quantity and grade and/or quality are computed from information similar to that used for proved reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proved reserves, is high enough to assume continuity between points of observation.

Proved ore reserves		Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings ordrill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites forinspection, sampling and measurement are spaced so closely and the geologic character is so well definedthat size, shape, depth and mineral content of reserves are well established.

Rock mined		The quantity of ore and waste rock excavated from the mine. In this document, the term is only applied tosurface mining operations.

Rutile		A mineral composed of titanium and oxygen (TiO2).

Steam coal		Also referred to as steaming coal, thermal coal or energy coal. It is used as a fuel source in electrical powergeneration, cement manufacture and various industrial applications.

Stripping ratio		The tonnes of waste material which must be removed to allow the mining of one tonne of ore.

Solvent extraction and		Processes for extracting metal from an ore and producing pure metal. First the metal is leachedinto solution; the resulting solution is then purified in the solvent extraction process; the solution is thentreated in an electro-chemical process (electrowinning) to recover cathode copper.
electrowinning or SX-EW

Tailings		The rock wastes which are rejected from a concentrating process after the recoverable valuable minerals have been extracted.

Titanium dioxide feedstock		A feedstock rich in titanium dioxide produced, in Rio Tinto’s case, by smelting ores containing titanium minerals.

Zircon		Zirconium mineral (ZrSiO4)

Notes	•	Ore reserve estimates in this document have been adjusted for mining losses and dilution during extraction.

	•	Metal grades have not been adjusted for mill recoveries, but mill recoveries are presented in the table ofreserves and are taken into consideration in the calculation of Rio Tinto’s share of recoverable metal.

	•	Unless stated to the contrary, reserves of industrial minerals and coal are stated in terms of recoverable quantities of saleable material, after processing or beneficiation losses.

	•	Reserve and resource terminology used in this document complies in general with the requirements of the Australian Stock Exchange and the London Stock Exchange.

142   Rio Tinto 2002 Annual report and financial statements

Back to Contents

DEFINITIONS

Conversion of weights	1 troy ounce = 31.1 grammes
and measures	1 kilogramme = 32.15 troy ounces
1 kilogramme = 2.2046 pounds
1 metric tonne = 1,000 kilogrammes
1 metric tonne = 2,204.6 pounds
1 metric tonne = 1.1023 short tons
1 short ton = 2,000 pounds
1 long ton = 2,240 pounds
1 gramme per metric tonne = 0.02917 troy ounces per short ton
1 gramme per metric tonne = 0.03215 troy ounces per metric tonne
1 kilometre = 0.6214 miles

Exchange rates
The following tables show, for the periods and dates indicated, certain information regarding the exchange rates for the pound sterling and Australian dollar, based on the Noon Buying Rates for pounds sterling and Australian dollars expressed in US dollars per £1.00 and per A$1.00.

Pounds sterling					Australian dollars
Year ended 31 December*	Period	Average	High	Low	Year ended 31 December*	Period	Average	High	Low
	end	rate				end	rate

2003 (through 14 February)	1.61	1.62	1.65	1.60	2003 (through 14 February)	0.592	0.585	0.596	0.563
2002	1.61	1.50	1.61	1.41	2002	0.563	0.544	0.575	0.506
2001	1.45	1.44	1.50	1.37	2001	0.512	0.517	0.571	0.483
2000	1.49	1.52	1.65	1.40	2000	0.556	0.579	0.672	0.511
1999	1.62	1.62	1.67	1.55	1999	0.656	0.645	0.668	0.610
1998	1.66	1.66	1.72	1.61	1998	0.612	0.629	0.687	0.555
1997	1.64	1.64	1.70	1.58	1997	0.652	0.744	0.798	0.649
1996	1.71	1.56	1.71	1.49	1996	0.794	0.783	0.818	0.732

Note
*The Noon Buying Rate on such dates differed slightly from the rates used in the preparation of Rio Tinto’s consolidated financial statements as of such date. No representation is made that pound sterling and Australian dollar amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on such dates or at any other dates.

Rio Tinto 2002 Annual report and financial statements   143

Back to Contents

FINANCIAL CALENDAR

Financial calendar

30 January 2003	Announcement of results for 2002

5 March 2003	Rio Tinto plc and Rio Tinto Limited shares and ADRs quoted “ex-dividend” for 2002 final dividend

7 March 2003	Record date for 2002 final dividend for Rio Tinto plc shares and ADRs

12 March 2003	Record date for 2002 final dividend for Rio Tinto Limited shares and ADRs

17 March 2003	Plan Notice Date for election under the Dividend Reinvestment Plan for the 2002 final dividend

7 April 2003	Payment date for 2002 final dividend

8 April 2003	Payment date for 2002 final dividend for holders of ADRs

17 April 2003	Annual general meeting Rio Tinto plc

1 May 2003	Annual general meeting Rio Tinto Limited

31 July 2003	Announcement of half year results for 2003

13 August 2003	Rio Tinto plc and Rio Tinto Limited shares and ADRs quoted “ex-dividend” for 2003 interim dividend

15 August 2003	Record date for 2003 interim dividend for Rio Tinto plc shares and ADRs

19 August 2003	Record date for 2003 interim dividend for Rio Tinto Limited shares and ADRs

21 August 2003	Plan Notice Date for election under the Dividend Reinvestment Plan for the 2003 interim dividend

12 September 2003	Payment date for 2003 Interim Dividend

15 September 2003	Payment date for 2003 Interim Dividend for holders of ADRs

February 2004	Announcement of results for 2003

Publications

The following publications may be obtained from Rio Tinto:
2002 Annual report and financial statements
2002 Annual review 2002
Rio Tinto Data book
2002 Rio Tinto Social and environment review
The way we work – Rio Tinto’s statement of business practice
Review magazine – Rio Tinto’s quarterly magazine

Copies of the 2002 annual reports for the following listed Rio Tinto Group companies are also available on request:
Bougainville Copper Limited
Coal & Allied Industries Limited
Energy Resources of Australia Limited
Palabora Mining Company Limited
Rio Tinto Zimbabwe Limited

Rio Tinto on the web
Information about Rio Tinto is available on our website: www.riotinto.com
Many of Rio Tinto’s publications may be downloaded in their entirety from this site and access gained to Group company and other websites.

General enquiries
If you require general information about the Group please contact the External Affairs department. For all other enquiries please contact the relevant company secretary or Computershare.

144   Rio Tinto 2002 Annual report and financial statements

Back to Contents

Useful addresses

Shareholders
Please contact the respective registrar if you have any queries about your shareholding

Rio Tinto plc
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Telephone: +44 (0) 870 702 0000
Facsimile: +44 (0) 870 703 6119
UK residents only,
Freephone: 0800 435021
Website: www.computershare.com

Rio Tinto Limited
Computershare Investor Services Pty Limited
Level 12
565 Bourke Street
Melbourne
Victoria 3000

Telephone: + 61 (0) 3 9615 5970
Facsimile: +61 (0) 3 9611 5710
Australian residents only,
Toll free: 1 800 813 292
Website: www.computershare.com

Holders of American Depositary
Receipts (ADRs)
Please contact the ADR administrator if you have any queries about your ADRs

ADR administrator
The Bank of New York
Depositary Receipts Division
620 Avenue of the Americas
6th Floor
New York, NY 10011

Telephone: +1 888 269 2377
Website: www.bankofny.com

US investor relations consultant
Makinson Cowell (US) Limited
One Penn Plaza
250 West 34th Street
Suite 1935
New York, NY 10119

Telephone: +1 212 994 9044
Website: www.mackinson.cowell.com

Low cost share dealing service &
Individual Savings Account (ISA)
(for Rio Tinto plc shareholders only)

Stocktrade
P O Box 1076
10 George Street
Edinburgh EH2 2PZ

Low Cost Share Dealing Service
Telephone: +44 (0) 131 240 0101
UK residents only: 0845 840 1532
Website: www.stocktrade.co.uk

Individual Savings Account (ISA)
Telephone. +44 (0) 131 240 0623
Website: www.stocktrade.co.uk

Registered Offices
Rio Tinto plc
6 St James’s Square
London SW1Y 4LD
Registered in England
No. 719885

Telephone: +44 (0) 20 7930 2399
Facsimile: +44 (0) 20 7930 3249
Website: www.riotinto.com

Rio Tinto Limited
Level 33
55 Collins Street
Melbourne, Victoria 3000
ACN: 004 458 404

Telephone: +61 (0) 3 9283 3333
Facsimile: +61 (0) 3 9283 3707
Website: www.riotinto.com

Cover picture of malachite, a copper carbonate, by Dirk Wiersma.
Design consultants Tor Pettersen & Partners.
Printed in England by St Ives Westerham Press on paper granted the Nordic Swan award for environmental credentials. The paper is manufactured to ISO 14001 environmental standards using fibres from sustainable sources and pulps which are totally chlorine free. Printed in Australia by PMP Print.
© Rio Tinto plc and Rio Tinto Limited.

Back to Contents

Prepared and filed by St. Ives Plc

Back to Contents

REPORT OF THE INDEPENDENT AUDITORS

To the members of Rio Tinto plc and Rio Tinto Limited

     We have audited the financial statements of the Rio Tinto Group ("the Group") and of the Rio Tinto plc and Rio Tinto Limited parts of the Group (see "Accounting Presentation" on page A-7) set out on pages A-2 to A-72, which are expressed in US dollars. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. As detailed in the statement of accounting policies, the Group has changed its accounting policy for deferred tax in 2002 following the adoption of Financial Reporting Standard 19 'Deferred Tax' under generally accepted accounting principles in the United Kingdom.

     We conducted our audits in accordance with Auditing Standards generally accepted in the United Kingdom and Auditing Standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion the financial statements set out on pages A-2 to A-72 present fairly, in all material respects, the financial position of the Rio Tinto Group and of the Rio Tinto plc and Rio Tinto Limited parts of the Group at 31 December 2002 and 2001 and their results of operations and cash flows for the years ended 31 December 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United Kingdom.

     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from those generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended 31 December 2002 and the determination of consolidated shareholders' funds at 31 December 2002, 2001 and 2000 to the extent summarised in Note 42 to the consolidated financial statements.

PricewaterhouseCoopers LLP	PricewaterhouseCoopers
Chartered Accountants and Registered Auditors	Chartered Accountants
London, England	Perth, Australia
20 February 2003	20 February 2003
In respect of the members of Rio Tinto plc	In respect of the members of Rio Tinto Limited

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED

PROFIT AND LOSS ACCOUNTS FOR THE YEARS ENDED 31 DECEMBER

Rio Tinto plc -	Rio Tinto Limited -
part of Rio Tinto Group	part of Rio Tinto Group	Rio Tinto Group

2002	2001	2000	2002	2001	2000	2002	2001	2000

Note	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Gross turnover (including share of joint
ventures and associates)	7,213	6,934	7,191	5,458	5,296	4,436	10,828	10,438	9,972
Share of joint ventures' turnover	(859)	(855)	(975)	(803)	(757)	(514)	(1,662)	(1,612)	(1,489)
Share of associates' turnover	(2,425)	(2,356)	(2,223)	(141)	(110)	(40)	(723)	(674)	(608)

Consolidated turnover	3,929	3,723	3,993	4,514	4,429	3,882	8,443	8,152	7,875
Net operating costs (including exceptional
2	charges in 2002 and 2001 (c))	(3,948)	(3,586)	(3,078)	(3,659)	(3,004)	(2,609)	(7,612)	(6,590)	(5,687)

Group operating profit	(19)	137	915	855	1,425	1,273	831	1,562	2,188
Share of operating profit of :
Joint ventures (including exceptional
charges in 2002 (c))	258	268	348	274	286	165	532	554	513
Associates (including exceptional charges
in 2001 (c))	671	794	759	51	34	18	239	217	211
Profit on disposal of interest in joint venture	-	54	-	-	-	-	-	54	-

Profit on ordinary activities before interest	910	1,253	2,022	1,180	1,745	1,456	1,602	2,387	2,912
5	Net interest payable	(156)	(225)	(265)	(124)	(190)	(131)	(237)	(347)	(340)
6	Amortisation of discount	(39)	(45)	(50)	(23)	(19)	(20)	(54)	(57)	(63)

Profit on ordinary activities before taxation	715	983	1,707	1,033	1,536	1,305	1,311	1,983	2,509
7	Taxation (including tax relief on exceptional
charges (c))	(442)	(378)	(542)	(423)	(522)	(452)	(708)	(718)	(819)

Profit on ordinary activities after taxation	273	605	1,165	610	1,014	853	603	1,265	1,690
Attributable to outside shareholders (equity)
(including exceptional charges in 2002 (c))	(78)	(114)	(101)	126	(72)	(82)	48	(186)	(183)

Profit for the financial year (net earnings)	195	491	1,064	736	942	771	651	1,079	1,507
8	Dividends to shareholders	(639)	(628)	(611)	(299)	(294)	(288)	(826)	(812)	(790)

Retained (loss)/profit for the financial year	(444)	(137)	453	437	648	483	(175)	267	717

9	Earnings per ordinary share (US cents)	18.3c	46.1	c	100.1	c	147.6c	189.0	c	142.8	c	47.3	c	78.5	c	109.8	c
4	Adjusted earnings (US$m)	934	1,042	1,064	961	994	771	1,530	1,662	1,507
9	Adjusted earnings per ordinary share (US cents)	87.7c	97.9	c	100.1	c	192.7c	199.4	c	142.8	c	111.2	c	120.9	c	109.8	c
Dividends per share
8	–– Rio Tinto plc (pence)	37.47	p	41.68	p	38.87	p	37.47	p	41.68	p	38.87	p
8	–– Rio Tinto Limited (Australian cents)	105.93	c	115.27	c	102.44	c	105.93	c	115.27	c	102.44	c

(a)	Diluted earnings per share figures are 0.1 US cents (2001: 0.2 US cents, 2000: 0.1 US cents) lower than the earnings per share figures above.
(b)	The results for all years relate wholly to continuing operations.
(c)	The profit for the financial year is stated after exceptional charges. These are added back to arrive at adjusted earnings (see note 4).

The separate financial statements for Rio Tinto plc and 100 per cent of Rio Tinto Limited shown above are prepared on the basis of the legal ownership of the various operations within each part of the Group. The distinction between the legal and economic interests represented by Rio Tinto plc and Rio Tinto Limited shareholdings is explained on page A-7. The amounts attributable to the economic interests of Rio Tinto plc shareholders and shareholders of Rio Tinto Limited other than Rio Tinto plc are as follows:

Rio Tinto plc	Rio Tinto Limited shareholders
shareholders	other than Rio Tinto plc	Rio Tinto Group

2002	2001	2000	2002	2001	2000	2002	2001	2000

US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Economic interests in profit for the financial year	504	835	1,166	147	244	341	651	1,079	1,507
Average percentage of Rio Tinto Limited held by
shareholders other than Rio Tinto plc	62.4%	62.4%	57.4%

The notes on pages A-7 to A-72 form part of these accounts. Material variations from accounting principles generally accepted in the United States are set out on pages A-58 to A-72.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED

CASH FLOW STATEMENTS FOR THE YEARS ENDED 31 DECEMBER

		Rio Tinto plc -			Rio Tinto Limited -
		part of Rio Tinto Group			part of Rio Tinto Group			Rio Tinto Group

		2002	2001	2000	2002	2001	2000	2002	2001	2000

Note		US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
	Cash flow from operating activities (see below)	1,380	1,034	1,184	1,754	1,733	1,789	3,134	2,767	2,973
	Dividends from joint ventures	228	288	242	285	255	114	513	543	365
	Dividends from associates	368	210	239	4	4	6	96	105	102

	Total cash flow from operations	1,976	1,532	1,665	2,043	1,992	1,909	3,743	3,415	3,440
	Interest received	46	51	35	52	13	37	80	64	72
	Interest paid	(109)	(140)	(159)	(173)	(195)	(143)	(264)	(335)	(302)
	Dividends paid to outside shareholders	(78)	(66)	(89)	(39)	(13)	(64)	(117)	(79)	(153)

	Returns on investment and servicing of finance	(141)	(155)	(213)	(160)	(195)	(170)	(301)	(350)	(383)
	Taxation	(240)	(172)	(156)	(482)	(443)	(306)	(722)	(615)	(462)
	Purchase of property, plant and equipment	(667)	(601)	(522)	(629)	(750)	(296)	(1,296)	(1,351)	(818)
	Funding of Group's share of joint ventures' and
	associates' capital expenditure	(28)	(72)	(22)	(109)	(7)	-	(137)	(79)	(22)
	Funding to Rio Tinto Limited (advanced)/repaid	(87)	(399)	-	-	-	-	-	-	-
	Other funding of joint ventures and associates
	(advanced)/repaid	(7)	7	39	1	6	1	(6)	13	40
11	Exploration and evaluation expenditure	(89)	(96)	(107)	(35)	(36)	(42)	(124)	(132)	(149)
	Sale of property, plant and equipment	3	1	24	13	24	18	16	25	42
	Purchases less sales of other investments	(330)	(54)	2	7	-	(1)	(323)	(54)	1

	Capital expenditure and financial investment	(1,205)	(1,214)	(586)	(752)	(763)	(320)	(1,870)	(1,578)	(906)
35	Purchase of subsidiaries, joint arrangements
	joint ventures & associates	(1)	(221)	(8)	(105)	(744)	(3,324)	(106)	(958)	(3,332)
35	Sale of subsidiaries, joint arrangements, joint ventures
	and associates	3	96	115	230	203	26	233	299	141
	Purchases/sales of subsidiaries between
	Rio Tinto Limited and Rio Tinto plc/ receipt of
	share buy back proceeds from Rio Tinto Limited	102	120	-	13	-	-	-	-	-

	Acquisitions less disposals	104	(5)	107	138	(541)	(3,298)	127	(659)	(3,191)
	Equity dividends paid - Rio Tinto plc and
	Rio Tinto Limited shareholders	(729)	(621)	(611)	(495)	(291)	(312)	(948)	(803)	(789)
	Cash inflow/(outflow) before management of
	liquid resources and financing	(235)	(635)	206	292	(241)	(2,497)	29	(590)	(2,291)
23	Net cash inflow/(outflow) from management
	of liquid resources	142	(12)	47	71	(6)	53	213	(18)	100
	Ordinary shares in Rio Tinto issued for cash	10	13	3	5	1	-	15	7	3
	Ordinary shares in subsidiaries issued
	to outside shareholders	-	-	-	22	-	-	22	-	-
	Shares repurchased	-	-	(19)	(115)	(120)	(14)	-	-	(33)
23	Loans (repaid) less received	67	640	(315)	(476)	1	2,492	(409)	641	2,177
	Loans received/repaid from Rio Tinto plc	-	-	-	87	399	-	-	-	-

	Management of liquid resources and financing	219	641	(284)	(406)	275	2,531	(159)	630	2,247

23	(Decrease)/increase in cash per UK GAAP	(16)	6	(78)	(114)	34	34	(130)	40	(44)

	Cash flow from operating activities
	Group operating profit	(19)	137	915	855	1,425	1,273	831	1,562	2,188
	Exceptional charges (all non cash items)	645	644	-	433	71	-	1,078	715	-

		626	781	915	1,288	1,496	1,273	1,909	2,277	2,188
2	Depreciation and amortisation	423	453	442	531	476	407	954	929	849
11	Exploration & evaluation charged against profit	94	97	98	36	33	38	130	130	136
20	Provisions	33	45	21	25	55	71	58	100	92
20	Utilisation of provisions	(35)	(54)	(81)	(83)	(94)	(38)	(118)	(148)	(119)
	Change in inventories	42	(97)	(14)	43	(130)	45	85	(227)	31
	Change in accounts receivable & prepayments	113	(8)	(74)	23	(73)	(155)	158	(126)	(242)
	Change in accounts payable and accruals	81	(42)	32	(116)	(51)	119	(57)	(48)	164
	Other items	3	(141)	(155)	7	21	29	15	(120)	(126)

	Cash flow from operating activities	1,380	1,034	1,184	1,754	1,733	1,789	3,134	2,767	2,973

The notes on pages A-7 to A-72 form part of these accounts. Material variations from accounting principles generally accepted in the United States are set out on pages A-58 to A-72.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED

BALANCE SHEETS AT 31 DECEMBER

		Rio Tinto plc -		Rio Tinto Limited -
		part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

		2002	2001	2002	2001	2002	2001
			Restated		Restated		Restated
Note		US$m	US$m	US$m	US$m	US$m	US$m

	Intangible fixed assets
10	Goodwill	272	323	743	699	1,015	1,022
11	Exploration and evaluation	5	7	52	48	57	55

		277	330	795	747	1,072	1,077
	Tangible fixed assets
12	Property, plant and equipment	5,563	5,323	6,614	6,189	12,183	11,512
	Investments
13	Share of gross assets of joint ventures	1,757	1,680	1,352	1,128	3,109	2,808
13	Share of gross liabilities of joint ventures	(715)	(672)	(473)	(453)	(1,188)	(1,125)

		1,042	1,008	879	675	1,921	1,683
13	Investments in associates/other investments	1,493	1,274	193	149	656	607

	Total investments	2,535	2,282	1,072	824	2,577	2,290

	Total fixed assets	8,375	7,935	8,481	7,760	15,832	14,879

	Current assets
15	Inventories	814	809	688	673	1,502	1,482
	Accounts receivable and prepayments
16	Falling due within one year	1,335	1,182	957	1,100	1,598	1,814
16	Falling due after more than one year	1,602	1,625	105	124	641	675

	Total accounts receivable	2,937	2,807	1,062	1,224	2,239	2,489
17	Investments	306	6	-	5	306	11
17	Cash	174	364	151	315	325	679

	Total current assets	4,231	3,986	1,901	2,217	4,372	4,661

	Current liabilities
18	Short term borrowings	(1,359)	(1,556)	(2,007)	(2,279)	(3,366)	(3,835)
19	Accounts payable and accruals	(1,189)	(1,117)	(1,556)	(1,454)	(1,974)	(1,974)

	Total current liabilities	(2,548)	(2,673)	(3,563)	(3,733)	(5,340)	(5,809)

	Net current liabilities	1,683	1,313	(1,662)	(1,516)	(968)	(1,148)

	Total assets less current liabilities	10,058	9,248	6,819	6,244	14,864	13,731
	Liabilities due after one year
22	Medium and long term borrowings	(1,442)	(1,125)	(1,266)	(1,441)	(2,708)	(2,566)
19	Accounts payable and accruals	(235)	(42)	(1,135)	(1,133)	(304)	(101)
20	Provisions for liabilities and charges	(2,261)	(2,005)	(1,351)	(1,189)	(3,612)	(3,194)
	Outside shareholders' interests (equity)	(221)	(174)	(557)	(653)	(778)	(827)

		5,899	5,902	2,510	1,828	7,462	7,043

	Capital and reserves
	Share capital
24	- Rio Tinto plc	154	154	-	-	154	154
24	- Rio Tinto Limited (excl. Rio Tinto plc interest)	-	-	964	865	816	732
25	Share premium account	1,610	1,600	-	-	1,610	1,600
25	Other reserves	249	247	86	76	303	294
25	Profit and loss account	3,886	3,901	1,460	887	4,579	4,263

	Equity shareholders' funds	5,899	5,902	2,510	1,828	7,462	7,043

The separate financial statements for Rio Tinto plc and 100 per cent of Rio Tinto Limited shown above are prepared on the basis of the legal ownership of the various operations within each part of the Group. The distinction between the legal and economic interests represented by Rio Tinto plc and Rio Tinto Limited shareholdings is explained on page A-7. The amounts of the consolidated shareholders' funds attributable to the economic interests of Rio Tinto plc shareholders and the shareholders of Rio Tinto Limited other than Rio Tinto plc are as follows:

	Rio Tinto plc		Rio Tinto Limited shareholders
	shareholders		other than Rio Tinto plc		Rio Tinto Group

	2002	2001	2002	2001	2002	2001
		Restated		Restated		Restated
	US$m	US$m	US$m	US$m	US$m	US$m
Economic interests in consolidated shareholders' funds	5,774	5,451	1,688	1,592	7,462	7,043
Closing percentage of Rio Tinto Limited held by
shareholders other than Rio Tinto plc			62.4%	62.4%

The notes on pages A-7 to A-72 form part of these accounts. Material variations from accounting principles generally accepted in the United States are set out on pages A-58 to A-7

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED

RECONCILIATION WITH AUSTRALIAN GAAP AT 31 DECEMBER 2002

	Rio Tinto Group

	2002		2001

	US$m		US$m
Adjusted earnings reported under UK GAAP	1,530		1,662
Exceptional charges	(879)		(583)

Net earnings under UK GAAP	651		1,079
Increase/(decrease) net of tax in respect of:
Goodwill amortisation	(167)		(169)
Asset write downs	(19)		-
Taxation	(13)		3
Other	3		(7)

Net profits attributable to members under Australian GAAP	455		906

Earnings per ordinary share under Australian GAAP	33.1	c	65.9	c

Diluted earnings per share under Australian GAAP are 0.1 US cents (2001: 0.1 US cents) less than the above earnings per share figures.

Net earnings under the generally accepted accounting principles in the United Kingdom (UK GAAP) are stated after exceptional charges of US$879 million relating to asset write downs and environmental remediation. In 2001 there was an exceptional charge for asset write downs of US$583 million. Under the generally accepted accounting principles in Australia (Australian GAAP), these items total US$898 million (2001: US$583 million). However, the concept of Adjusted earnings does not exist under Australian GAAP.

Shareholders' funds under UK GAAP (2001 as restated)	7,462	7,043
Increase/(decrease) net of tax in respect of:
Goodwill	1,044	1,227
Taxation	74	87
Other	(23)	(22)

Shareholders' funds under Australian GAAP	8,557	8,335

The Group’s financial statements have been prepared in accordance with UK GAAP which differ in certain respects from Australian GAAP. These differences relate principally to the following items, and the effect of each of the adjustments to net earnings and shareholders’ funds that would be required under Australian GAAP is set out above.

Goodwill
For 1997 and prior years, UK GAAP permitted the write off of purchased goodwill on acquisitions directly against reserves. Under Australian GAAP, goodwill is capitalised and amortised by charges against income over the period during which it is expected to be of benefit, subject to a maximum of 20 years. Goodwill previously written off directly to reserves in the UK GAAP financial statements has been reinstated and amortised for the purpose of the reconciliation statements.

For acquisitions in 1998 and subsequent years, goodwill is capitalised under UK GAAP, in accordance with Financial Reporting Standard 10 (FRS 10). Adjustments are required for Australian GAAP purposes where such capitalised goodwill is amortised over periods exceeding 20 years in the UK GAAP accounts.

Taxation
Rio Tinto has implemented FRS 19, the new UK accounting standard on deferred tax. This has resulted in a prior year adjustment under UK GAAP, which reduced shareholders’ funds at 1 January 2001 by US$133 million. Of this amount, US$46 million results from the requirement under FRS 19 to provide in full for deferred taxation on most timing differences. These additional provisions were already recognised under Australian GAAP.

The remaining US$87 million of the prior year adjustment relates to features of FRS 19 that give rise to new variations from Australian GAAP. Accordingly, this element of the prior year adjustment has been reversed in arriving at Australian GAAP shareholders’ funds. These variations, which also affect the determination of earnings under Australian GAAP, relate principally to the following:

(a)  Under FRS 19, provision for the taxes arising on remittances of earnings can only be made if the dividends have been accrued or if there is a binding agreement for the distribution of the earnings. Under Australian GAAP, provision must be made for tax arising on expected future remittances of past earnings.

(b)  Under FRS 19, tax benefits associated with goodwill charged directly to reserves, in 1997 and previous years, must be accumulated in the deferred tax provision. This means that the tax benefits are not included in earnings until the related goodwill is charged through the profit and loss account on disposal or closure. For Australian GAAP, no provision is required for such deferred tax because the goodwill that gave rise to these tax benefits was capitalised and gives rise to amortisation charges against profit.

Asset write downs
Under Australian GAAP, asset write downs are US$19 million higher because the relevant carrying values include goodwill that was eliminated directly against reserves in the year of acquisition for UK GAAP purposes.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEARS ENDED 31 DECEMBER

	Rio Tinto plc -			Rio Tinto Limited -
	part of Rio Tinto Group			part of Rio Tinto Group			Rio Tinto Group

	2002	2001	2000	2002	2001	2000	2002	2001	2000

	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Profit for the financial year
Subsidiaries	(321)	(94)	451	509	740	669	183	646	1,120
Joint ventures	159	157	208	180	187	92	339	344	300
Associates	357	428	405	47	15	10	129	89	87

	195	491	1,064	736	942	771	651	1,079	1,507
Adjustment on currency translation
Subsidiaries	198	(205)	(182)	374	(223)	(374)	560	(423)	(518)
Joint ventures	3	(3)	(8)	11	(19)	(32)	13	(22)	(40)
Associates	137	(91)	(137)	1	1	-	6	(4)	(3)

	338	(299)	(327)	386	(241)	(406)	579	(449)	(561)
Total recognised gains and losses
relating to the financial year
Subsidiaries	(123)	(299)	269	883	517	295	743	223	602
Joint ventures	162	154	200	191	168	60	352	322	260
Associates	494	337	268	48	16	10	135	85	84

	533	192	737	1,122	701	365	1,230	630	946

Prior year adjustment (a)
Subsidiaries	(149)			6			(143)
Associates	12			-			10

	(137)			6			(133)

Total gains and losses recognised since
the 2001 Annual Report
Subsidiaries	(272)			889			600
Joint ventures	162			191			352
Associates	506			48			145

	396			1,128			1,097

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
FOR YEARS ENDED 31 DECEMBER

	Rio Tinto plc -			Rio Tinto Limited -
	part of Rio Tinto Group			part of Rio Tinto Group			Rio Tinto Group

	2002	2001	2000	2002	2001	2000	2002	2001	2000

	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Profit for the financial year	195	491	1,064	736	942	771	651	1,079	1,507
Dividends	(639)	(628)	(611)	(299)	(294)	(288)	(826)	(812)	(790)

	(444)	(137)	453	437	648	483	(175)	267	717

Adjustment on currency translation	338	(299)	(327)	386	(241)	(406)	579	(449)	(561)
Repurchased Rio Tinto Limited share capital	-	-	573	-	-	(1,364)	-	-	(14)
Repurchased Rio Tinto plc share capital	-	-	(19)	-	-	-	-	-	(19)
Shares issued by Rio Tinto plc and Rio Tinto
Limited (c)	12	13	54	5	1	38	15	14	92
Dividend on DLC share from Rio Tinto Limited	91	-	-	(146)	-	-	-	-	-
Goodwill relating to disposal written back	-	-	33	-	-	-	-	-	33

	(3)	(423)	767	682	408	(1,249)	419	(168)	248
Opening shareholders' funds, as restated (a)	5,902	6,325	5,558	1,828	1,420	2,669	7,043	7,211	6,963

Closing shareholders' funds	5,899	5,902	6,325	2,510	1,828	1,420	7,462	7,043	7,211

A reconciliation of each individual reserve within shareholders' funds is shown in note 25.
(a)	Shareholders' funds at 1 January 2002 were originally US$7,176 million, before deducting the prior year adjustment of US$133 million arising on implementation of FRS 19 (see note 1 (a) and the Statement of Total Recognised Gains and Losses shown above).
(b)	In 2000 Rio Tinto Limited repurchased 91,000,000 of its ordinary shares from Tinto Holdings Australia Pty Limited , a subsidiary of Rio Tinto plc. This transaction reduced Rio Tinto plc's interest in Rio Tinto Limited from 47.39 per cent to 37.61 per cent. The US$573 million included in the above reconciliation of shareholders' funds for Rio Tinto plc is the excess of the amount received by Rio Tinto plc for the shares over the associated reduction in the carrying value of its investment in Rio Tinto Limited.
(c)	The carrying value of Rio Tinto plc's investment in Rio Tinto Limited increased by US$2 million in 2002 as a result of the Rio Tinto Limited share issues during the year. Rio Tinto plc's share of the proceeds received exceeded the dilution of its interest resulting from the share issues.
The notes on pages A-7 to A-72 form part of these accounts. Material variations from accounting principles general accepted in the United States are set out on pages A-58 to A-72

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
OUTLINE OF DUAL LISTED COMPANIES STRUCTURE
AND BASIS OF FINANCIAL STATEMENTS

The Rio Tinto Group
     Set out on pages A-2 to A-72 are the financial statements of the Rio Tinto Group (the 'Group'), formed through the merger of economic interests ('merger') of Rio Tinto plc and Rio Tinto Limited, together with separate financial statements for the Rio Tinto plc and Rio Tinto Limited parts of the Group. The financial statements of the Group have been presented by both Rio Tinto plc and Rio Tinto Limited as their consolidated accounts in accordance with both United Kingdom and Australian legislation and regulations.

     Rio Tinto is involved in the exploration and extraction of mineral resources. Product and geographic analyses of the Group's operations are shown in notes 26 and 27 respectively.

Merger terms
     On 21 December 1995, Rio Tinto plc and Rio Tinto Limited, which are listed respectively on Stock Exchanges in the United Kingdom and Australia, entered into a dual listed companies ('DLC') merger. This was effected by contractual arrangements between the Companies and amendments to Rio Tinto plc's Memorandum and Articles of Association and Rio Tinto Limited's Constitution.

     As a result, Rio Tinto plc and Rio Tinto Limited and their respective groups operate together as a single economic enterprise, with neither assuming a dominant role. In particular, the arrangements:

-	confer upon the shareholders of Rio Tinto plc and Rio Tinto Limited a common economic interest in both groups;
-	provide for common boards of directors and a unified management structure;
-	provide for equalised dividends and capital distributions; and
-	provide for the shareholders of Rio Tinto plc and Rio Tinto Limited to take key decisions, including the election of directors, through an electoral procedure in which the public shareholders of the two Companies effectively vote on a joint basis.

     The merger involved no change in the legal ownership of any assets of Rio Tinto plc or Rio Tinto Limited, nor any change in the ownership of any existing shares or securities of Rio Tinto plc or Rio Tinto Limited, nor the issue of any shares, securities or payment by way of consideration, save for the issue by each company of one special voting share to a trustee company which provides the joint electoral procedure for public shareholders. During 2002, each of the parent Companies issued a DLC Dividend Share to facilitate the efficient management of funds within the DLC structure.

Accounting presentation
     Under United Kingdom generally accepted accounting principles, the DLC merger is a business combination that was accounted for as a merger on the basis that it has created a single economic enterprise for operating and financial reporting purposes.

     For the purposes of its filings in the United States under the requirements of the Securities and Exchange Commission, the primary financial statements of the Rio Tinto plc and Rio Tinto Limited parts of the Group, respectively, are their separate consolidated financial statements prepared on the basis of the legal ownership of the various operations within each part of the Group. Accordingly the consolidated financial statements for the Rio Tinto Limited part of the Group consolidate Rio Tinto Limited with the companies in Rio Tinto Limited's legal ownership. The consolidated financial statements for the Rio Tinto plc part of the Group consolidate Rio Tinto plc with the companies in Rio Tinto plc's legal ownership; Rio Tinto Limited is included on an equity basis that reflects Rio Tinto plc's average 38 per cent (2001: 38 per cent) ownership of Rio Tinto Limited during the year.

     The DLC merger between Rio Tinto plc and Rio Tinto Limited has the effect that their shareholders have substantially the same economic interests as if they held shares in a single enterprise which owned all of the assets of both companies. Management therefore considers that the combined financial statements of the Rio Tinto Group provide the most meaningful financial representation of the effects of the DLC merger.

     The financial statements are presented in US dollars as most Group revenues are denominated in US dollars, as are many of the Group's costs. In explaining key features and trends of Group financial performance, the US dollar provides a more consistent view which should correspond more closely to underlying business performance.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
OUTLINE OF DUAL LISTED COMPANIES STRUCTURE
AND BASIS OF FINANCIAL STATEMENTS (continued)

Australian Corporations Act
     The financial statements are drawn up in accordance with an order, under section 340 of the Australian Corporations Act 2001, issued by the Australian Securities and Investments Commission on 9 April 2001. The main provisions of the order are that the financial statements are:

-	to be made out in accordance with United Kingdom requirements applicable to consolidated accounts;
-	to be expressed both in United Kingdom and Australian currencies; and
-	to include a reconciliation from United Kingdom GAAP to Australian GAAP (see page A-5).

United Kingdom Companies Act
     In order to present a true and fair view of the Rio Tinto Group, in accordance with United Kingdom Financial Reporting Standard 6, the principles of merger accounting have been adopted. This represents a departure from the provision of the UK Companies Act 1985 which sets out the conditions for merger accounting based on the assumption that a merger is effected through the issue of equity shares.

     The main consequence of adopting merger rather than acquisition accounting is that the balance sheet of the merged Group includes the assets and liabilities of Rio Tinto plc and Rio Tinto Limited at their carrying values prior to the merger, subject to adjustments to achieve uniformity of accounting policies, rather than at their fair values at the date of the merger.

     In the particular circumstances of the merger, the effect of applying acquisition accounting cannot reasonably be quantified.

     In order that the financial statements should present a true and fair view, it is necessary to differ from the presentational requirements of the UK Companies Act 1985 by including amounts attributable to both Rio Tinto plc and Rio Tinto Limited public shareholders in the capital and reserves shown in the balance sheet and in the profit for the financial year. The UK Companies Act 1985 would require presentation of the capital and reserves and profit for the year attributable to Rio Tinto Limited public shareholders (set out on pages A-4 and A-2) as a minority interest in the financial statements of the Rio Tinto Group. This presentation would not give a true and fair view of the effect of the Sharing Agreement under which the position of all public shareholders is as nearly as possible the same as if they held shares in a single company.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS

1  Principal accounting policies

(a) Basis of preparation - FRS 19 - 'Deferred Tax' has been adopted in 2002. Prior to the adoption of FRS 19, Rio Tinto provided for deferred tax where, in the opinion of the directors, it was probable that a timing difference would reverse within the foreseeable future. Under FRS 19, full provision is made for deferred taxation on all timing differences that have arisen but not reversed at the balance sheet date, except in limited circumstances.

The main exceptions are as follows:
- Tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued or there is a binding agreement to distribute such past earnings (where previously the Group recognised such deferred tax to the extent that it was probable that a liability would crystallise).
- Deferred tax is not recognised on revaluations of non monetary assets arising on acquisitions unless there is a binding agreement to sell the asset and the gain or loss expected to arise from the disposal has been recognised (where previously the Group recognised deferred tax in respect of such adjustments).
- FRS 19 requires that provisions for deferred tax are made in respect of tax benefits related to goodwill that was charged directly to reserves on acquisitions made prior to 1998. Such provisions are released when the related goodwill is charged through the profit and loss account on disposal or closure. Under the previous accounting policy, such tax benefits were taken up in the profit and loss account in the year in which they were received.

The balance sheet at 31 December 2001 has been restated following the implementation of FRS 19, which has reduced shareholders' funds by US$133 million. The effect of the restatement is shown in the Statement of Total Recognised Gains and Losses on page A-6. The restatement also included an increase in deferred tax provisions of US$57 million, an increase in the investment in associates of US$10 million and a reduction of US$86 million in property, plant and equipment. The application of FRS 19 did not impact significantly on net earnings for either 2002, 2001 or 2000. Accordingly, prior year earnings have not been restated.

The Group's accounting policies comply with applicable UK accounting standards and, except for the implementation of FRS 19 as described above, are consistent with last year. As explained in the section headed Outline of dual listed companies' structure and basis of financial statements, the accounting policies depart from the requirements of the UK Companies Act in order to provide a true and fair view of the merger between Rio Tinto plc and Rio Tinto Limited.

(b) Basis of consolidation - The financial statements of the Rio Tinto Group consist of the consolidation of the accounts of Rio Tinto plc and Rio Tinto Limited and their respective subsidiary undertakings ('subsidiaries').
The financial statements of the Rio Tinto plc part of the Group consist of the consolidation of the accounts of Rio Tinto plc and its subsidiaries. Within these financial statements Rio Tinto plc equity accounts for its 37.6 per cent interest in Rio Tinto Limited. The financial statements of the Rio Tinto Limited part of the Group consist of the consolidation of the accounts of Rio Tinto Limited and its subsidiaries.
They are prepared on the historical cost basis, with no revaluations of fixed assets. The Group's shares of the assets, liabilities, earnings and reserves of associated undertakings ('associates') and joint ventures are included in the Group financial statements using the equity and gross equity accounting methods respectively. The Group consolidates its own share of the assets, liabilities, income and expenditure of joint arrangements that are not entities.

(c) Turnover - Turnover comprises sales to third parties at invoiced amounts, with most sales being priced ex works, free on board (fob) or cost, insurance and freight (cif). A large proportion of Group production is sold under medium to long term contracts and is included in sales when deliveries are made. Gross turnover shown in the profit and loss account includes the Group's share of the turnover of joint ventures and associates. By product revenues are included in turnover.

(d) Currency translation - Transactions in foreign currencies are translated at the exchange rate ruling at the date of transaction or, where foreign currency forward contracts have been arranged, at contractual rates. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates, or at a contractual rate if applicable.

On consolidation, profit and loss account items are translated into US dollars at average rates of exchange. Balance sheet items are translated into US dollars at year end exchange rates. Certain non-United States resident companies, whose functional currency is the US dollar, account in that currency.

The Group finances its operations primarily in US dollars and a significant proportion of the Group's US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Exchange gains and losses relating to US dollar debt impact on the profit and loss accounts of such subsidiaries. However, such exchange gains and losses are excluded from the Group's profit and loss account on consolidation, with a corresponding adjustment to reserves. This means that financing in US dollars impacts in a consistent manner on the Group's consolidated accounts irrespective of the functional currency of the particular subsidiary where the debt is located. Exchange differences on the translation of the net operating assets of companies with functional currencies other than the US dollar, less offsetting exchange differences on net debt in currencies other than the US dollar financing those net assets, are dealt with through reserves.

All other exchange differences are charged or credited to the profit and loss account in the year in which they arise, except as set out below in note o relating to derivative contracts.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS

1  Principal accounting policies (continued)

(e) Goodwill and intangible assets - Goodwill represents the difference between the cost of acquisition and the fair value of the identifiable net assets acquired. Goodwill and intangible assets arising on acquisitions after 31 December 1997 are capitalised in accordance with FRS 10. These assets are amortised over their useful economic lives, which may exceed 20 years. Amortisation is charged on a straight line or units of production basis as appropriate. In 1997 and previous years, goodwill was eliminated against reserves in the year of acquisition as a matter of accounting policy. Such goodwill was not reinstated on implementation of FRS 10; but on sale or closure of a business, any related goodwill eliminated against reserves is charged in the profit and loss account.

(f) Exploration and evaluation - During the initial stage of a project, full provision is made in respect of the costs thereof by charge against profits for the year. Expenditure on a project after it has reached a stage at which there is a high degree of confidence in its viability is carried forward and transferred to tangible fixed assets if the project proceeds. If a project does not prove viable, all irrecoverable costs associated with the project are written off. If an undeveloped project is sold, any gain or loss is included in operating profit, such transactions being a normal part of the Group's activities. Where expenditure is carried forward in respect of a project which may not proceed to commercial development for some time, provision is made against the possibility of non-development by charge against profits over a period of up to seven years. When it is decided to proceed with development, any provisions made in previous years are reversed to the extent that the relevant costs are recoverable.

(g) Tangible fixed assets - The cost of a tangible fixed asset comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Costs associated with a start up period are capitalised where the asset is available for use but incapable of operating at normal levels without a commissioning period. Net interest before tax payable on borrowings related to construction or development projects is capitalised until the point when substantially all the activities that are necessary to make the asset ready for the use are complete. Once a mining project has been established as commercially viable, expenditure other than that on buildings, plant and equipment is capitalised under mining properties and leases together with any amount transferred from exploration and evaluation. Such expenditure is amortised against profits, applying the same principles as for other tangible fixed assets.

(h) Deferred Stripping costs - Stripping (i.e. overburden and other waste removal) costs incurred in the development of a mine, before production commences, are capitalised as part of the investment in the construction of the mine and subsequently amortised, generally over the ore production during the life of the operation.

Rio Tinto defers stripping costs incurred during the production stage of its operations for those operations where this is the most appropriate basis for matching revenue and costs, and the effect is material.

The stripping ratio is generally calculated by dividing the tonnage of waste mined by the tonnage of ore mined during the relevant period. The costs to be deferred (or accrued) are those relating to the excess (or shortfall) of the current period stripping ratio compared with that for the life of the mine. The life of mine stripping ratio is based on the proven and probable reserves of the operation.

In some operations, there are distinct periods of new development during the production stage of the mine. These may, for example, relate to a separate ore body or discrete section of the ore body. The new development will be characterised by a major departure from the life of mine stripping ratio. Excess stripping costs during such periods are deferred and subsequently amortised pro-rata, generally to the tonnage of ore mined in the remaining life of the operation.

In operations that experience material fluctuations in the stripping ratio on a year by year basis over the life of the mine, deferred stripping costs are subsequently charged against reported profits to the extent that, in subsequent periods, the stripping ratio falls short of the life of mine stripping ratio.

(i) Depreciation and carrying values of fixed assets - Depreciation of tangible fixed assets is calculated on a straight line or units of production basis, as appropriate. Assets are fully depreciated over their economic lives, or over the remaining life of the mine if shorter. Depreciation rates for the principal assets of the Group vary from two and a half per cent to ten per cent per annum.

Tangible and intangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, goodwill is reviewed for impairment at the end of the first complete financial year after the relevant acquisition and, where the goodwill is being amortised over a period exceeding 20 years, annually thereafter. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit, or disposal value if higher. The discount rate applied is based upon the Group's weighted average cost of capital with appropriate adjustment for the risks associated with the relevant unit. Estimates of future net cash flows are based on ore reserves and mineral resources for which there is a high degree of confidence of economic extraction.

(j) Determination of ore reserves - Rio Tinto estimates its ore reserves and mineral resources based on information compiled by Competent Persons (as defined in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves of September 1999 (the JORC code)). Reserves, and for certain mines resources determined in this way are used in the calculation of depreciation, amortisation, impairment and close down and restoration costs.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS

1  Principal accounting policies (continued)

(k) Provisions for close down and restoration and for environmental clean up costs - Both for close down and restoration and for environmental clean up costs, provision is made in the accounting period when the related environmental disturbance occurs, based on the net present value of estimated future costs.

The amortisation or 'unwinding' of the discount applied in establishing the net present value of provisions is charged to the profit and loss account in each accounting period. The amortisation of the discount is shown as a financing cost rather than as an operating cost.

For close down and restoration costs, which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas, movements in provisions other than the amortisation of the discount, such as those resulting from changes in the cost estimates, lives of operations or discount rates, are capitalised and depreciated over future production.

(l) Inventories - Inventories are valued at the lower of cost and net realisable value. Cost for raw materials and stores is purchase price and for partly processed and saleable products is generally the cost of production, including the appropriate proportion of depreciation and overheads. Inventories are valued on a first in, first out ('FIFO') basis.

(m) Deferred tax - Full provision is made for deferred taxation on all timing differences that have arisen but not reversed at the balance sheet date, except in limited circumstances. The main exceptions are as follows: - Tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued or there is a binding agreement to distribute such past earnings.

- Deferred tax is not recognised on revaluations of non-monetary assets arising on acquisitions unless there is a binding agreement to sell the asset and the gain or loss expected to arise from the disposal has been recognised.

- Deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

Provisions for deferred tax are made in respect of tax benefits related to goodwill that was charged directly to reserves on acquisitions made prior to 1998. Such provisions are released when the related goodwill is charged through the profit and loss account on disposal or closure.

Deferred tax balances are not discounted to their present value.

(n) Post retirement benefits - In accordance with SSAP 24, the expected costs of post retirement benefits under defined benefit arrangements are charged to the profit and loss account so as to spread the costs over the service lives of employees entitled to those benefits. Variations from the regular cost are spread on a straight line basis over the expected average remaining service lives of relevant current employees. Costs are assessed in accordance with the advice of qualified actuaries.

(o) Financial instruments - The Group's policy with regard to 'Treasury management and financial instruments' is set out in the Financial review on page 32 of the Annual report and financial statements. When the Group enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions, and are therefore accounted for as hedges. Amounts receivable and payable in respect of interest rate swaps are recognised as an adjustment to net interest over the life of the contract. Gains or losses on foreign currency forward contracts and currency swaps relating to financial assets and liabilities are matched against the losses or gains on the hedged items, either in the profit and loss account or through reserves as appropriate. Gains and losses on financial instruments relating to firm commitments or anticipated transactions for revenue items are deferred and recognised when the hedged transaction occurs. Gains and losses on financial instruments relating to firm commitments or anticipated transactions for capital expenditure are capitalised and depreciated in line with the underlying asset.The cash flows from these contracts are classified in a manner consistent with the underlying nature of the related transaction.

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

2	Net operating costs
		Rio Tinto plc -			Rio Tinto Limited -
		part of Rio Tinto Group			part of Rio Tinto Group			Rio Tinto Group

Note		2002	2001	2000	2002	2001	2000	2002	2001	2000

		US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
	Operating costs from continuing operations
	Raw materials and consumables	1,277	1,305	1,318	1,314	1,408	1,168	2,591	2,713	2,486
	Depreciation and amortisation (a)	423	453	442	531	476	407	954	929	849
3	Employment costs	687	626	668	650	534	458	1,337	1,160	1,126
	Royalties and other mining taxes	204	183	168	186	174	157	390	357	325
	Decrease/(increase) in inventories	18	(47)	(4)	63	(98)	79	81	(145)	75
	Other external costs (a)	558	438	456	585	454	392	1,143	892	848
20	Provisions (a)	33	45	21	25	55	71	58	100	92
11	Exploration and evaluation	94	97	98	36	33	38	130	130	136
	Research and development	17	18	18	8	21	21	25	39	39
	Net exchange losses/(gains) on monetary items	28	(62)	(12)	13	4	(16)	41	(58)	(28)
	Capitalised costs included above	(33)	(52)	(27)	(80)	(61)	(75)	(113)	(113)	(102)
	Other operating income	(3	(62)	(68)	(105)	(67)	(91)	(103)	(129)	(159)

	Net operating costs before exceptional
	asset write-downs	3,303	2,942	3,078	3,226	2,933	2,609	6,534	5,875	5,687
	Exceptional asset write-downs (a)	645	644	-	433	71	-	1,078	715	-

		3,948	3,586	3,078	3,659	3,004	2,609	7,612	6,590	5,687

(a)	The above detailed analysis of costs is before exceptional charges. Including exceptional charges, the total charge for depreciation and amortisation for the Rio Tinto Group was US$1,893 million (2001: US$1,630 million, 2000: US$849 million), provisions were US$174 million (2001: US$100 million, 2000: US$92 million) and other external costs were US$1,166 million (2001: US$906 million, 2000: US$848 million). The total charge for depreciation and amortisation for Rio Tinto plc was US$929 million (2001: US$1,097 million, 2000: US$442 million), provisions were US$149 million (2001: US$45 million, 2000: US$21 million) and other external costs were US$581 million (2001: US$438 million, 2000: US$456 million). The total charge for depreciation and amortisation for Rio Tinto Limited was US$964 million (2001: US$533 million, 2000: US$407 million) and other external costs were US$585 million (2001:US$468 million, 2000: US$392 million).

(b)	Information on auditor's remuneration is included in note 37.

3	Employee costs
		Rio Tinto plc -			Rio Tinto Limited -
		part of Rio Tinto Group			part of Rio Tinto Group			Rio Tinto Group

		2002	2001	2000	2002	2001	2000	2002	2001	2000

		US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
	Employment costs, excluding joint ventures and associates
	- Wages and salaries	647	678	714	615	524	490	1,262	1,202	1,204
	- Social security costs	55	54	54	13	11	4	68	65	58
	- Net post retirement cost/(credit) (a)	21	(79)	(81)	58	34	26	79	(45)	(55)

		723	653	687	686	569	520	1,409	1,222	1,207
	Less: charged within provisions	(36)	(27)	(19)	(36)	(35)	(62)	(72)	(62)	(81)

		687	626	668	650	534	458	1,337	1,160	1,126

(a)	The net post retirement cost/(credit) includes the gradual recognition under SSAP 24 of the surpluses in a number of the Group's pension schemes. The emergence of a charge this year, compared to a credit in 2001, reflects the reduced value of pension fund assets associated with falling stock markets and a reduction in the expected return on pension fund equity investments compared with that applied previously.
(b)	UITF Abstract 17 requires the intrinsic value of share options to be recognised as a cost. However, the Group's SAYE schemes are Inland Revenue approved schemes or equivalent non-UK schemes, and are, therefore, exempt from this requirement. None of the Group's other share option schemes involve granting new options at a discount to market value.

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

4	Exceptional charges
		Rio Tinto plc -			Rio Tinto Limited -
		part of Rio Tinto Group			part of Rio Tinto Group			Rio Tinto Group

		2002	2001	2000	2002	2001	2000	2002	2001	2000

Note		US$m	US$m	US$m	US$m	US$	US$m	US$m	US$m	US$m

	Profit for the financial year (net earnings)	195	491	1,064	736	942	771	651	1,079	1,507
	Effect of exceptional charges on the profit and loss account:

	Asset write downs	(639)	(671)	-	(433)	(71)	-	(978)	(715)	-
	Environmental remediation charge	(116)	-	-	-	-	-	(116)	-	-
	Taxation	9	120	-	42	19	-	42	132	-
	Attributable to outside shareholders (equity)	7	-	-	166	-	-	173	-	-

	Net exceptional charge	(739)	(551)	-	(225)	(52)	-	(879)	(583)	-

	Adjusted earnings	934	1,042	1,064	961	994	771	1,530	1,662	1,507

	Effect of exceptional charges on line items
	in the profit and loss account:
	Group operating profit	(645)	(644)	-	(433)	(71)	-	(1,078)	(715)	-
	Share of operating profit of joint venture:	(16)	-	-	-	-	-	(16)	-	-
	Share of operating profit of associates:	(94)	(27)	-	-	-	-	-	-	-
	Taxation	-	113	-	42	19	-	42	132	-
	Share of taxation of associates:	9	7	-	-	-	-	-	-	-
	Attributable to outside shareholders (equity)	7	-	-	166	-	-	173	-	-

		(739)	(551)	-	(225)	(52)	-	(879)	(583)	-

The exceptional charges analysed above are added back in arriving at adjusted earnings and adjusted earnings per share.

The exceptional charges of US$879 million recognised in 2002, comprise provisions of US$763 million for the impairment of asset carrying values and a charge of US$116 million relating to environmental remediation works at Kennecott Utah Copper ('KUC'). Of the impairment charge, US$480 million relates to KUC and US$235 million relates to the Iron Ore Company of Canada ('IOC').

In 2001, exceptional asset write-downs of US$583 million after tax included US$531 million relating to KUC, which produces both copper and gold. The remainder related to gold producing assets.

Most of the impairment provisions have been calculated so as to ensure that the carrying value of the relevant assets are the same as the present value of the expected future cash flows relating to those assets. The discount rates used in calculating the present value of expected future cash flows were derived from the Group's weighted average cost of capital, with appropriate risk adjustments, and are consistent with 2001. When adjusted to include inflation and grossed up at the Group's average tax rate for 2002, before exceptional items, the discount rate applied to the relevant income generating units was equivalent to 10 per cent, except for gold production for which a rate equivalent to 7 per cent was used. The impairment provision against IOC aligns the carrying value with the value negotiated between shareholders during 2002 as part of a financial restructuring exercise.

5	Net interest payable and similar charges

		Rio Tinto plc -			Rio Tinto Limited -
		part of Rio Tinto Group			part of Rio Tinto Group			Rio Tinto Group

		2002	2001	2000	2002	2001	2000	2002	2001	2000

		US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
	Interest payable on
	Bank borrowings	(21)	(22)	(26)	(23)	(35)	(36)	(44)	(57)	(62)
	Other loans	(95)	(111)	(134)	(112)	(184)	(113)	(189)	(295)	(247)

		(116)	(133)	(160)	(135)	(219)	(149)	(233)	(352)	(309)
	Amounts capitalised	14	9	9	8	12	2	22	21	11

		(102)	(124)	(151)	(127)	(207)	(147)	(211)	(331)	(298)

	Interest receivable and similar income from fixed asset investments
	Joint ventures	10	14	14	-	-	-	10	14	14
	Associates	18	-	1	1	6	-	1	6	1
	Investments	9	3	3	-	-	-	9	3	3

		37	17	18	1	6	-	20	23	18
	Other interest receivable	13	22	16	17	30	44	30	52	60

		50	39	34	18	36	44	50	75	78

	Group net interest payable	(52)	(85)	(117)	(109)	(171)	(103)	(161)	(256)	(220)
	Share of joint ventures' net interest payable (a)	(20)	(26)	(34)	(6)	(6)	(20)	(26)	(32)	(54)
	Share of associates' net interest payable (a)	(84)	(114)	(114)	(9)	(13)	(8)	(50)	(59)	(66)

	Net interest payable	(156)	(225)	(265)	(124)	(190)	(131)	(237)	(347)	(340)
6	Amortisation of discount	(39)	(45)	(50)	(23)	(19)	(20)	(54)	(57)	(63)

	Net interest payable and similar charges	(195)	(270)	(315)	(147)	(209)	(151)	(291)	(404)	(403)

(a)	The Group's share of net interest payable by joint ventures and associates relates to its share of the net debt of joint ventures and associates, which is disclosed in note 14.
(b)	Interest of US$18 million payable from Rio Tinto Limited to Rio Tinto plc is included as 'Interest receivable from associates' for Rio Tinto plc and as 'Interest payable on other loans' for Rio Tinto Limited.

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

6	Amortisation of discount
		Rio Tinto plc -			Rio Tinto Limited -
		part of Rio Tinto Group			part of Rio Tinto Group			Rio Tinto Group

		2002	2001	2000	2002	2001	2000	2002	2001	2000

		US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
	Subsidiaries	(40)	(37)	(41)	(22)	(18)	(19)	(62)	(55)	(60)
	Share of joint ventures	(1)	(1)	(2)	(1)	(1)	(1)	(2)	(2)	(3)
	Share of associates	(8)	(7)	(7)	-	-	-	-	-	-

		(49)	(45)	(50)	(23)	(19)	(20)	(64)	(57)	(63)
	Amounts capitalised	10	-	-	-	-	-	10	-	-

	Amortisation of discount	(39)	(45)	(50)	(23)	(19)	(20)	(54)	(57)	(63)

(a)	The amortisation of discount relates principally to provisions for close down and restoration and for environmental clean up costs as explained in accounting policy 1(k). It also includes the unwind of the discount on non-interest bearing long term accounts payable.

7	Taxation charge for the year
		Rio Tinto plc -			Rio Tinto Limited -
		part of Rio Tinto Group			part of Rio Tinto Group			Rio Tinto Group

		2002	2001	2000	2002	2001	2000	2002	2001	2000

		US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
	UK taxation
	Corporation tax at 30% (2001 & 2000: 30%)
	- Current	58	51	32	(4)	-	-	54	51	32
	Deduct: relief for overseas taxes	(63)	(63)	(36)	-	-	-	(63)	(63)	(36)

		(5)	(12)	(4)	(4)	-	-	(9)	(12)	(4)
	- Deferred	11	48	24	1	-	-	12	48	24

		6	36	20	(3)	-	-	3	36	20
	Australian taxation
	Corporation tax at 30% (2001: 30%, 2000: 34%)
	- Current	3	-	-	342	364	321	345	364	321
	- Deferred	-	-	-	21	28	4	21	28	4

		3	-	-	363	392	325	366	392	325
	Other countries taxation
	- Current	123	119	101	40	34	82	163	153	183
	- Deferred	10	7	84	(17)	17	(7)	(7)	24	77

		133	126	185	23	51	75	156	177	260
	Joint ventures - charge for year (a)	78	84	104	87	92	52	165	176	156
	Associates - charge for year (including
	share of tax relief on exceptional asset
	write-downs for Rio Tinto plc of US$9
	million (2001: US$7 million) (a))	222	245	233	(5)	6	-	60	69	58
	Subsidiary companies' deferred tax
	related to exceptional charges(d)	-	(113)	-	(42)	(19)	-	(42)	(132)	-

		442	378	542	423	522	452	708	718	819

	Prima facie tax reconciliation

	Profit on ordinary activities before taxation	715	983	1,707	1,033	1,536	1,305	1,311	1,983	2,509

	Prima facie tax payable at UKrate of 30% (2001 and 2000: 30%)	215	295	512	310	461	392	393	595	753

	Impact of exceptional charges	227	201	-	130	21	-	328	214	-

	Other permanent differences
	Effect of higher rate of taxation on Australian earnings in 2000 (2002 and 2001: 30%, 2000: 34%)	-	-	23	-	-	59	-	-	59
	Other tax rates applicable outside the UK and Australia	55	87	69	1	10	6	56	95	71
	Resource depletion and other depreciation allowances	(58)	(52)	(53)	-	-	-	(58)	(52)	(53)
	Permanently disallowed amortisation/depreciation	22	22	18	44	45	30	51	52	35
	Research, development and other investment allowances	(5)	(6)	(5)	(4)	(10)	(6)	(7)	(13)	(8)
	Other	25	(58)	(82)	1	3	(31)	24	(57)	(98)

		39	(7)	(30)	42	48	58	66	25	6

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

7 Taxation charge for the year (continued)

	Rio Tinto plc -			Rio Tinto Limited -
	part of Rio Tinto Group			part of Rio Tinto Group			Rio Tinto Group

	2002	2001	2000	2002	2001	2000	2002	2001	2000

	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Other deferral of taxation
Capital allowances in excess of other
depreciation charges	(82)	(114)	(41)	(12)	(24)	9	(90)	(131)	(36)
Other timing differences	19	22	(68)	(4)	(9)	(14)	21	17	(77)

Total timing differences related to the current period	(63)	(92)	(109)	(16)	(33)	(5)	(69)	(114)	(113)

Current taxation charge for the period	418	397	373	466	497	445	718	720	646

Deferred tax recognised on timing differences	63	(28)	109	(26)	12	5	27	(18)	113
Deferred tax impact of changes in tax rate:	(15)	-	-	3	-	-	(14)	-	-
Other deferred tax items	(24)	9	60	(20)	13	2	(23)	16	60

Total taxation charge for the year	442	378	542	423	522	452	708	718	819

(a)	Some tax recognised by subsidiary holding companies is presented in these accounts as part of the tax charge on the profits of the joint ventures and associates to which it relates.
(b)	A benefit of US$20 million was recognised in 2002 (2001: US$41 million, 2000: US$ 39 million) for 2002 operating losses that are expected to be recovered in future years.
(c)	Adjustments of prior year accruals reduced the total tax charge for the Group by US$16 million (2001: US$32 million).
(d)	The deferred tax relief on exceptional charges for both years primarily relates to Other countries.
(e)	The Group's effective tax rate for 2002 is 31.2 per cent (2001: 31.5 per cent, 2000: 32.6 per cent) excluding exceptional charges and 54.0 per cent (2001: 36.2 per cent, 2000: 32.6 per cent) including exceptional charges.
(f)	A current tax charge of US$48 million (2001: relief of US$58 million, 2000: charge of US$1 million) and a deferred tax charge of US $13 million (2001: relief of US$11 million, 2000: relief of US$75 million) were dealt with in the Statement of Total Recognised Gains and Losses (STRGL). These tax charges related to exchange gains and losses which are themselves dealt with in the STRGL.

8 Dividends
	2002	2001	2000

	US$m	US$m	US$m
Rio Tinto plc Ordinary Interim dividend	314	213	202
Rio Tinto plc Ordinary Final dividend	325	415	409

	639	628	611

Rio Tinto Limited Ordinary Interim dividend	146	100	95
Rio Tinto Limited Ordinary Final dividend	153	194	193
Less dividends paid to Rio Tinto plc (e)	(112)	(110)	(109)

Rio Tinto Limited dividends paid to public shareholders (b)	187	184	179

Total dividends paid to public shareholders	826	812	790

	2002		2001		2000		2002	2001	2000

	Rates per share						Number of shares
								(millions)
Rio Tinto plc Interim (pence)	18.87	p	14.03	p	12.66	p	1,065.4	1,064.5	1,063.4
Rio Tinto plc Final (pence)	18.60	p	27.65	p	26.21	p	1,065.5	1,064.6	1,063.5

	37.47	p	41.68	p	38.87	p

Rio Tinto Limited Interim - fully franked at 30%
(2001 - 30%, 2000 - 34%) (Australian Cents)	54.06	c	39.42	c	32.68	c	498.8	498.3	498.0
Less shares held by Rio Tinto plc							(187.4)	(187.4)	(187.4)

Shares held by public shareholders (b)							311.4	310.9	310.6

Rio Tinto Limited Final - fully franked at 30%
(2001 - 30%, 2000 - 34%) (Australian Cents)	51.87	c	75.85	c	69.76	c	498.8	498.4	498.3
Less shares held by Rio Tinto plc							(187.4)	(187.4)	(187.4)

	105.93	c	115.27	c	102.44	c

Shares held by public shareholders (b)							311.4	311.0	310.9

(a)	The 2002 dividends have been based on the following US cents per share amounts: interim - 29.5 cents, final - 30.5 cents.
(b)	For the Group accounts, the number of shares on which the Rio Tinto Limited dividends are based excludes those shares held by Rio Tinto plc, in order that the dividends shown represent those paid to public shareholders.
(c)	The proposed Rio Tinto Limited dividends will be franked out of existing franking credits or out of franking credits arising from the payment of income tax during 2003.
(d)	The approximate amount of the Rio Tinto Limited retained profits and reserves that could be distributed as dividends and franked out of existing franking credits which arose from net payments of income tax in respect of periods up to 31 December 2002 (after deducting franking credits on the proposed final dividend) is: US$105 million (2001: US$nil, 2000: US$nil). If all proposed dividends of Rio Tinto Limited's non wholly owned subsidiaries, and all reserves that can be distributed as franked by its wholly owned subsidiaries, are taken into account in addition to the above, the total that could be distributed as franked dividends increases to US$531 million (2001: US$302 million, 2000: US$79 million).
(e)	In addition, Rio Tinto Limited paid a dividend of US$146 million to Rio Tinto plc on the DLC Dividend Share.

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

9  Earnings per ordinary share

	Rio Tinto plc - part of Rio Tinto Group						Rio Tinto Limited - part of Rio Tinto Group						Rio Tinto Group

	2002		2001		2000		2002		2001		2000		2002		2001		2000

Average number of ordinary shares in issue
(million) (b)	1,065		1,064		1,063		499		498		540		1,377		1,375		1,373

Profit for the financial year (US$m)	195		491		1,064		736		942		771		651		1,079		1,507
Exceptional charges (US$m) (note 4)	(739)		(551)		-		(225)		(52)		-		(879)		(583)		-

Adjusted earnings (US$m)	934		1,042		1,064		961		994		771		1,530		1,662		1,507

Earnings per ordinary share (US cents)	18.3	c	46.1	c	100.1	c	147.6	c	189.0	c	142.8	c	47.3	c	78.5	c	109.8	c

Exceptional charges per ordinary share (US cents)	(69.4	c)	(51.8	c)	-		(45.1	c)	(10.4	c)	-		(63.9	c)	(42.4	c)	-

Adjusted earnings per ordinary share (US cents)	87.7	c	97.9	c	100.1	c	192.7	c	199.4	c	142.8	c	111.2	c	120.9	c	109.8	c

(a)	Adjusted earnings and adjusted earnings per share exclude exceptional items of such magnitude that their exclusion is necessary in order that adjusted earnings fulfil their purpose of reflecting the underlying performance of the Group. There were no such items in 2000.
(b)	For the Rio Tinto Group, the daily average number of ordinary shares in issue of 1,377 million (2001: 1,375 million, 2000: 1,373 million) excludes the Rio Tinto Limited shares held by Rio Tinto plc.
(c)	Diluted earnings per share figures for the Rio Tinto Group are 0.1 US cents (2001: 0.2 US cents, 2000: 0.1 US cents) lower than the earnings per share figures above. The daily average number of ordinary shares used for the calculation is 1,379 million (2001: 1,377 million, 2000: 1,374 million) and excludes the Rio Tinto Limited shares held by Rio Tinto plc. The extra two million shares included in the calculation relate to share options.

10  Goodwill

	Rio Tinto plc - part of Rio Tinto Group		Rio Tinto Limited - part of Rio Tinto Group		Rio Tinto Group

	2002	2001	2002	2001	2002	2001

	US$m	US$m	US$m	US$m	US$m	US$m
Cost
At 1 January	465	275	733	821	1,198	1,096
Adjustment on currency translation	(2)	-	78	(65)	76	(65)
Additions (note 35)	-	190	8	157	8	347
Subsidiaries sold	-	-	-	(55)	-	(55)
Other movements (b)	-	-	-	(125)	-	(125)

At 31 December	463	465	819	733	1,282	1,198

Accumulated amortisation
At 1 January	(142)	(89)	(34)	(6)	(176)	(95)
Adjustment on currency translation	3	-	(4)	-	(1)	-
Amortisation for the year	(52)	(53)	(38)	(28)	(90)	(81)

At 31 December	(191)	(142)	(76)	(34)	(267)	(176)

Net balance sheet amount	272	323	743	699	1,015	1,022

(a)	Goodwill is being amortised over the economic lives of the relevant business units, which involves periods ranging from 4 to 40 years with a weighted average of around 26 years.
(b)	As a result of further information obtained in respect of the businesses acquired in 2000, an amount of US$125 million was recategorised from goodwill to tangible fixed assets during 2001.

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

11   Exploration and evaluation

	Rio Tinto plc - part of Rio Tinto Group		Rio Tinto Limited - part of Rio Tinto Group		Rio Tinto Group

	2002	2001	2002	2001	2002	2001

	US$m	US$m	US$m	US$m	US$m	US$m
At cost less amounts written off
At 1 January	338	370	340	415	678	785
Adjustment on currency translation	(9)	(2)	34	(40)	25	(42)
Expenditure in year	89	96	35	36	124	132
Charged against profit for the year	(47)	(43)	(3)	(3)	(50)	(46)
Disposals, transfers and other movements	(16)	(83)	(67)	(68)	(83)	(151)

At 31 December	355	338	339	340	694	678

Provision
At 1 January	(331)	(295)	(292)	(322)	(623)	(617)
Adjustment on currency translation	9	1	(31)	33	(22)	34
Charged against profit for the year	(47)	(54)	(33)	(30)	(80)	(84)
Disposals, transfers and other movements	19	17	69	27	88	44

At 31 December	(350)	(331)	(287)	(292)	(637)	(623)

Net balance sheet amount	5	7	52	48	57	55

(a)	The total of US$130 million (2001: US$130 million) charged against profit in respect of exploration and evaluation includes US$50 million (2001: US$46 million) written off cost and an increase in the provision of US$80 million (2001: US$84 million).
(b)	Disposals, transfers and other movements in 2001 include US$69 million transferred to property, plant and equipment.

12  Property, plant and equipment

	Mining properties and leases	Land and buildings	Plant and equipment	Capital works in progress	2002 Total	Restated 2001 Total

					US$m	US$m
Rio Tinto Group
Cost
At 1 January (as restated)	3,023	2,830	13,535	1,389	20,777	20,472
Adjustment on currency translation	238	124	750	149	1,261	(1,200)
Capitalisation of additional closure costs (note 20)	55	-	-	-	55	23
Other additions	445	56	242	874	1,617	1,364
Disposals	(20)	(88)	(417)	(23)	(548)	(177)
Subsidiaries acquired (note 35)	10	4	98	8	120	183
Subsidiaries sold	-	-	-	-	-	(108)
Transfers and other movements	251	(59)	359	(506)	45	220

At 31 December	4,002	2,867	14,567	1,891	23,327	20,777

Accumulated depreciation
At 1 January	(707)	(929)	(7,629)	-	(9,265)	(8,399)
Adjustment on currency translation	(51)	(61)	(462)	1	(573)	551
Depreciation for the year	(175)	(84)	(605)	-	(864)	(848)
Exceptional charges	(119)	(121)	(563)	(136)	(939)	(701)
Disposals	18	74	417	13	522	145
Subsidiaries acquired (note 35)	-	(1)	(33)	-	(34)	(26)
Subsidiaries sold	-	-	-	-	-	34
Transfers and other movements	(42)	(175)	239	(13)	9	(21)

At 31 December	(1,076)	(1,297)	(8,636)	(135)	(11,144)	(9,265)

Net balance sheet amount at 31 December 2002	2,926	1,570	5,931	1,756	12,183

Net balance sheet amount at 31 December 2001 (as restated)	2,316	1,901	5,906	1,389		11,512

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

12  Property, plant and equipment (continued)

(a)	The net balance sheet amount at 31 December 2002 includes US$198 million (2001: US$195 million) of pledged assets, in addition to assets held under the finance leases disclosed in note 22.
(b)	Transfers and other movements in 2002 include reclassifications between categories. Transfers and other movements in 2001 included an adjustment of US$129 million relating to the fair values of businesses acquired in 2000; US$69 million for projects transferred to exploration and evaluation and a reduction of US$29 million relating to a company reclassified as a joint venture.
(c)	Interest is capitalised at a rate based on the Group's cost of borrowing or at the rate on project specific debt where applicable. The interest rate used for capitalisation in both 2002 and 2001 did not differ materially from the US dollar LIBOR rate for those periods.
(d)	During 2002, the Group acquired North Jacobs Ranch for US$380 million. The discounted cost of US$353 million is included above as an addition to mining properties. A payment of US$76 million was made in the 2002 and the remainder of the consideration is payable over the next four years.

	Mining properties and leases	Land and buildings	Plant and equipment	Capital works in progress	2002 Total	2001 Total

					US$m	US$m
Rio Tinto plc - part of Rio Tinto Group
Cost
At 1 January	786	1,822	6,475	709	9,792	9,495
Adjustment on currency translation	(37)	15	81	93	152	(380)
Capitalisation of additional closure costs (note 20)	24	-	-	-	24	21
Other additions	399	51	174	340	964	604
Disposals	(4)	(77)	(332)	(20)	(433)	(63)
Subsidiaries acquired	-	-	-	-	-	27
Transfers and other movements	155	(156)	72	(52)	19	88

At 31 December	1,323	1,655	6,470	1,070	10,518	9,792

Accumulated depreciation
At 1 January	(269)	(438)	(3,762)	-	(4,469)	(3,627)
Adjustment on currency translation	27	(7)	(41)	-	(21)	183
Depreciation for the year	(48)	(43)	(280)	-	(371)	(400)
Exceptional charges	(48)	(120)	(338)	-	(506)	(644)
Disposals	2	67	340	13	422	43
Transfers and other movements	(5)	(170)	178	(13)	(10)	(24)

At 31 December	(341)	(711)	(3,903)	-	(4,955)	(4,469)

Net balance sheet amount at 31 December 2002	982	944	2,567	1,070	5,563

Net balance sheet amount at 31 December 2001	517	1,384	2,713	709		5,323

(a)	The net balance sheet amount at 31 December 2002 includes US$24 million (2001: US$30 million) of pledged assets, in addition to assets held under the finance leases disclosed in note 22.

	Mining properties and leases	Land and buildings	Plant and equipment	Capital works in progress	2002 Total	Restated 2001 Total

					US$m	US$m
Rio Tinto Limited - part of Rio Tinto Group
Cost
At 1 January (as restated)	2,237	1,008	7,060	680	10,985	10,977
Adjustment on currency translation	275	109	669	56	1,109	(820)
Capitalisation of additional closure costs (note 20)	31	-	-	-	31	2
Other additions	46	5	68	534	653	760
Disposals	(16)	(11)	(85)	(3)	(115)	(114)
Subsidiaries acquired (note 35)	10	4	98	8	120	156
Subsidiaries sold	-	-	(6)	-	(6)	(108)
Transfers and other movements	96	97	287	(454)	26	132

At 31 December	2,679	1,212	8,091	821	12,803	10,985

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

12  Property, plant and equipment (continued)

	Mining Properties and leases	Land and buildings	Plant and equipment	Capital works in progress	2002 Total	2001 Total

					US$m	US$m
Accumulated depreciation
At 1 January	(438)	(491)	(3,867)	-	(4,796)	(4,772)
Adjustment on currency translation	(78)	(54)	(421)	1	(552)	368
Depreciation for the year	(127)	(41)	(325)	-	(493)	(448)
Exceptional charges	(71)	(1)	(225)	(136)	(433)	(57)
Disposals	16	7	77	-	100	102
Subsidiaries acquired (note 35)	-	(1)	(33)	-	(34)	(26)
Subsidiaries sold	-	-	-	-	-	34
Transfers and other movements	(37)	(5)	61	-	19	3

At 31 December	(735)	(586)	(4,733)	(135)	(6,189)	(4,796)

Net balance sheet amount at 31 December 2002	1,944	626	3,358	686	6,614

Net balance sheet amount at 31 December 2001(as restated)	1,799	517	3,193	680		6,189

(a)	The net balance sheet amount at 31 December 2002 includes US$174 million (2001: US$165 million) of pledged assets in addition to assets held under the finance leases disclosed in note 22.

	Rio Tinto plc - part of Rio Tinto Group US$m	Rio Tinto Limited - part of Rio Tinto Group US$m	Rio Tinto Group US$m

The 2002 net balance sheet amounts for land and buildings include:
Freehold	939	560	1,499
Long leasehold	2	40	42
Short leasehold	3	26	29

	944	626	1,570

Details of deferred stripping costs are set out in the following table:

	2002	2001	2000

	US$m	US$m	US$m
Rio Tinto Group
Stripping costs deferred in year to 31 December
Subsidiaries	80	124	85
Equity accounted operations	39	39	37

Total	119	163	122

Deferred stripping costs amortised in year to 31 December
Subsidiaries	(51)	(38)	(9)
Equity accounted operations	(12)	(6)	(15)

Total	(63)	(44)	(24)

Deferred stripping costs carried forward at 31 December
Subsidiaries	326	292	200
Equity accounted operations	198	175	154

Total	524	467	354

	2002	2001	2000

	US$m	US$m	US$m
Rio Tinto plc - part of Rio Tinto Group
Stripping costs deferred in year to 31 December
Subsidiaries	58	97	83
Equity accounted operations	44	48	38

Total	102	145	121

Deferred stripping costs amortised in year to 31 December
Subsidiaries	(45)	(36)	(4)
Equity accounted operations	(13)	(7)	(17)

Total	(58)	(43)	(21)

Deferred stripping costs carried forward at 31 December
Subsidiaries	260	242	175
Equity accounted operations	218	191	162

Total	478	433	337

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

12  Property, plant and equipment (continued)

	2002	2001	2000

	US$m	US$m	US$m
Rio Tinto Limited - part of Rio Tinto Group
Stripping costs deferred in year to 31 December
Subsidiaries	22	27	2
Equity accounted operations	6	2	-

Total	28	29	2

Deferred stripping costs amortised in year to 31 December
Subsidiaries	(6)	(2)	(5)
Equity accounted operations	(2)	-	-

Total	(8)	(2)	(5)

Deferred stripping costs carried forward at 31 December
Subsidiaries	66	50	25
Equity accounted operations	8	4	2

Total	74	54	27

13 Fixed asset investments
	Investments in joint ventures	Loans to joint ventures	Investments in associates/ other	Loans to associates	2002 Total	Restated 2001 Total

					US$m	US$m
Rio Tinto Group
At 1 January (as restated)	1,492	191	535	72	2,290	1,802
Adjustment on currency translation	68	2	13	-	83	(42)
Group’s share of earnings net of distributions (excl.
exceptional charges)	(24)	-	45	-	21	(70)
Exceptional charges	(16)	-	(23)	-	(39)	-
Additions (excluding acquisitions)	152	-	28	4	184	152
Acquisitions (note 35)	8	-	-	-	8	345
Disposals and repayments of advances	-	(13)	(4)	-	(17)	(59)
Transfers and other movements	64	(3)	(14)	-	47	162

At 31 December	1,744	177	580	76	2,577	2,290

	Investments in joint ventures	Loans to joint ventures	Investments in associates/ other	Loans to associates	2002 Total	Restated 2001 Total

					US$m	US$m
Rio Tinto plc - part of Rio Tinto Group
At 1 January (as restated)	837	171	1,138	136	2,282	1,925
Adjustment on currency translation	-	-	154	(1)	153	(103)
Group’s share of earnings net of distributions (excl.	16	-	193	-	209	166
exceptional charges)
Exceptional charges	(16)	-	(108)	-	(124)	-
Additions (excluding acquisitions)	43	-	26	-	69	272
Acquisitions (note 35)	-	-	11	-	11	-
Disposals and repayments of advances	-	(10)	-	(49)	(59)	(53)
Transfers and other movements	1	-	(7)	-	(6)	75

At 31 December	881	161	1,407	86	2,535	2,282

	Investments in joint ventures	Loans to joint ventures	Investments in associates/ other	Loans to associates	2002 Total	2001 Total

					US$m	US$m
Rio Tinto Limited - part of Rio Tinto Group
At 1 January	655	20	84	65	824	411
Adjustment on currency translation	68	2	4	-	74	(30)
Group’s share of earnings net of distributions	(40)	-	45	-	5	8
Additions (excluding acquisitions)	109	-	2	2	113	9
Acquisitions (note 35)	8	-	-	-	8	345
Disposals and repayments of advances	-	(3)	(4)	-	(7)	(6)
Transfers and other movements	63	(3)	(5)	-	55	87

At 31 December	863	16	126	67	1,072	824

(a)	The Group’s investments in joint ventures and associates include, where appropriate, entry premiums on acquisition plus interest capitalised by the Group during the development period of the relevant mines. At 31 December 2002, this capitalised interest less accumulated amortisation amounted to US$13 million (2001: US$14 million).
(b)	Transfers and other movements in 2002 included US$55 million in relation to the revision to fair values relating to assets held for resale explained in note 35. Transfers and other movements in 2001 included US$29 million transferred from property, plant and equipment and the reclassification of certain tax liabilities arising from profits of joint ventures (see note 21).
(c)	The cash flow statement analyses additions to joint ventures and associates between the following:
- Funding of Group share of joint ventures' and associates’ capital expenditure, which reports cash supplied by the Group for the formation of net operating assets whose benefits will be attributable to the Group, and
-Other funding of joint ventures and associates (advanced)/repaid which includes any financial investment in joint ventures and associates that does not have the above characteristics and all loan repayments.
- For Rio Tinto plc, Funding to Rio Tinto Limited (advanced)/repaid includes both of the above types of advance as well as repayments.
(d)	Investments in and loans to associates by the Rio Tinto plc part of the Group include amounts relating to Rio Tinto Limited which are eliminated in arriving at the Rio Tinto Group figures.
(e)	Further details of investments in joint ventures and associates are set out on page A-21 and in notes 14, 32 and 33.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

13  Fixed asset investments (continued)

	Rio Tinto plc - part of Rio Tinto Group		Rio Tinto Limited - part of Rio Tinto Group		Rio Tinto Group

	2002	2001	2002	2001	2002	2001

Joint Ventures	US$m	US$m	US$m	US$m	US$m	US$m
Rio Tinto's share of assets
Fixed assets	1,640	1,469	1,118	927	2,758	2,396
Current assets	117	211	234	201	351	412

	1,757	1,680	1,352	1,128	3,109	2,808
Rio Tinto's share of third party liabilities
Liabilities due within one year	(124)	(113)	(171)	(175)	(295)	(288)
Liabilities due after more than one year (including provisions)	(591)	(559)	(302)	(278)	(893)	(837)

	(715)	(672)	(473)	(453)	(1,188)	(1,125)
Rio Tinto's share of net assets	1,042	1,008	879	675	1,921	1,683

(a) The Group's share of joint venture liabilities set out above excludes US$177 million (2001: US$191 million) due to the Group. These excluded liabilities correspond with the loans to joint ventures that are presented earlier in this note as an asset of the Group. Including these loans, the Group's share of the total liabilities of joint ventures was US$1,365 million (2001: US$1,316 million).

(b) Of the US$893 million of liabilities due after more than one year, US$554 million relates to long term debt, which matures as follows: US$173 million between 1-2 years; US$166 million between 2-3 years; US$75 million between 3-4 years; US$91 million between 4-5 years and US$49 million after 5 years.

	Rio Tinto plc - part of Rio Tinto Group		Rio Tinto Limited - part of Rio Tinto Group		Rio Tinto Group

	2002	Restated 2001	2002	2001	2002	Restated 2001

Associates	US$m	US$m	US$m	US$m	US$m	US$m
Rio Tinto's share of assets
Fixed assets	4,352	4,041	349	264	1,512	1,355
Current assets	944	1,056	66	86	297	309

	5,296	5,097	415	350	1,809	1,664
Rio Tinto's share of third party liabilities
Liabilities due within one year	(1,607)	(1,470)	(78)	(67)	(345)	(264)
Liabilities due after more than one year (including provisions)	(1,961)	(2,079)	(162)	(157)	(789)	(788)

	(3,568)	(3,549)	(240)	(224)	(1,134)	(1,052)
Non equity capital and outside shareholders' interests	(314)	(345)	-	-	(105)	(99)

Rio Tinto's share of net assets	1,414	1,203	175	126	570	513

(a) The Group's share of associate liabilities set out above excludes US$76 million (2001: US$72 million) due to the Group. These excluded liabilities correspond with the loans to associates that are presented earlier in this note as an asset of the Group. Including these loans, the Group's share of the total liabilities of associates was US$1,210 million (2001: US$1,124 million).

(b) Of the US$789 million of liabilities due after more than one year, US$578 million relates to long term debt which matures as follows: US$48 million between 1-2 years; US$111 million between 2-3 years; US$210 million between 3-4 years; US$66 million between 4-5 years and US$143 million after 5 years.

	Rio Tinto plc - part of Rio Tinto Group		Rio Tinto Limited - part of Rio Tinto Group		Rio Tinto Group

	2002	Restated 2001	2002	2001	2002	Restated 2001

	US$m	US$m	US$m	US$m	US$m	US$m
Investments in and loans to associates/other
Investments in and loans to associates	1,414	1,203	175	126	570	513
Other investments	79	71	18	23	86	94

	1,493	1,274	193	149	656	607

(a) Other investments include listed investments with a market value of US$70 million (2001: US$63 million). The Group owns 20.3 per cent of the Labrador Iron Ore Royalty Income Fund which itself owns 15.1 per cent of Iron Ore Company of Canada Inc. This investment is not equity accounted because the Group has no involvement in its management.

(b) Further information on the net debt of joint ventures and associates is shown in note 14.

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

14  Net debt of joint ventures and associates

	Rio Tinto interest 2002	Rio Tinto share of net debt 2002	Rio Tinto interest 2001	Rio Tinto share of net debt 2001

	%	US$m	%	US$m
Joint ventures
Minera Escondida Limitada	30.0	464	30.0	408
PT Kaltim Prima Coal	50.0	79	50.0	85
Leichhardt	44.7	40	44.7	45
Colowyo	20.0	35	20.0	35
Warkworth	42.1	26	40.4	17

Associates
Freeport-McMoRan Copper & Gold Inc.	16.5	405	16.6	387
Minera Alumbrera Limited	25.0	47	25.0	95
Tisand (Pty) Limited	50.0	62	50.0	51
Port Waratah Coal Services	27.6	103	26.5	56
Sociedade Mineira de Neves-Corvo SA (Somincor)	49.0	28	49.0	32

Other		20		46

		1,309		1,257

(a)	In accordance with FRS 9, the Group includes its net investment in joint ventures and associates in its consolidated balance sheet. This investment is shown net of the Group's share of the net debt of joint ventures and associates due to third parties, which is set out above.

(b)	Some of the debt of joint ventures and associates is subject to financial and general covenants.

(c)	The Group has a partnership interest in the Colowyo Coal Company and has undertaken, via a subsidiary company which entered into a management agreement, to cause the partnership to perform its obligations under certain coal supply contracts. The debt of US$173 million owed by the Colowyo Coal Company is to be serviced and repaid out of the proceeds of these contracts.

(d)	The Group holds 44.7 per cent of the equity of the Leichhardt joint venture, which has a 31.4 per cent interest in the Blair Athol joint venture. Leichhardt has US$58 million of shareholders' funds and US$86 million of debt finance.

(e)	In addition to the Group's share of net debt set out above, Rio Tinto's equity accounted investments are stated net of US$58 million relating to the interests of non equity preference stock holders.

(f)	The debt of joint ventures and associates is without recourse to the Rio Tinto Group except that Rio Tinto plc has guaranteed US$16 million of its share of Somincor's debt.

15  Inventories

	Rio Tinto plc - part of Rio Tinto Group		Rio Tinto Limited - part of Rio Tinto Group		Rio Tinto Group

	2002	2001	2002	2001	2002	2001

	US$m	US$m	US$m	US$m	US$m	US$m
Raw material and purchased components	179	198	168	152	347	350
Consumable stores	108	105	140	112	248	217
Work in progress	148	167	97	115	245	282
Finished goods and goods for resale	379	339	283	294	662	633

	814	809	688	673	1,502	1,482

Comprising:
Inventories expected to be sold or used within 12 months	814	809	649	637	1,463	1,446
Inventories not expected to be sold nor used within 12 months	-	-	39	36	39	36

	814	809	688	673	1,502	1,482

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

16  Accounts receivable and prepayments

	Rio Tinto plc - part of Rio Tinto Group		Rio Tinto Limited - part of Rio Tinto Group		Rio Tinto Group

	2002	2001	2002	2001	2002	2001

	US$m	US$m	US$m	US$m	US$m	US$m

Trade debtors	589	643	603	581	1,192	1,224
Provision for doubtful debts	(6)	(4)	(10)	(7)	(16)	(11)
Bills receivable	6	6	11	21	17	27
Amounts owed by joint ventures	-	-	5	3	5	3
Amounts owed by associates	1,643	1,461	7	22	17	31
Other debtors ( 2001 includes assets held for resale)	74	93	270	421	217	424
Current tax recoverable	48	40	14	31	62	71
Deferred tax assets	2	-	42	-	44	-
Pension prepayments	557	543	77	110	634	653
Other prepayments	24	25	43	42	67	67

	2,937	2,807	1,062	1,224	2,239	2,489

Amounts falling due after more than one year of US$641million (2001: US$675 million) for the Rio Tinto Group relate to pension prepayments US$551 million (2001: US$598 million), other debtors US$36 million (2001: US$45 million), amounts owed by associates US$nil million (2001: US$17 million), tax recoverable US$10 million (2001: US$15 million) and deferred tax assets US$44 million (2001: US$nil).
Amounts falling due after more than one year of US$1,602 million (2001: US$1,625 million) for Rio Tinto plc relate to pension prepayments US$521 million (2001: US$524 million), other debtors US$8 million (2001: US$15 million), tax recoverable US$5 million (2001: US$12 million), deferred tax assets of US$2 million and US$1,066 million (2001: US$1,074 million) owed by Rio Tinto Limited for shares bought back during 2000.
Amounts falling due after more than one year of US$105 million (2001: US$124 million) for Rio Tinto Limited relate to pension prepayments US$30 million (2001: US$74 million), other debtors US$28 million (2001: US$30 million), amounts owed by associates US$nil million (2001: US$17 million) and tax recoverable US$5 million (2001: US$3 million) and deferred tax assets of US$42 million (2001: US$nil).
Amounts owed to Rio Tinto plc by associates includes US$441 million (2001: US$267 million) relating to a loan to Rio Tinto Limited and US$1,192 million (2001: US$1,185 million) relating to other balances between the two parts of the Group. In addition, a loan of US$77 million (2001: US$129 million) to Rio Tinto Limited is included within investments in associates (note 13).
Other debtors for Rio Tinto Limited include US$127 million (2001: US$90 million) due from Rio Tinto plc. Movements on pension prepayments are included in Other items in the cash flow.

17  Current asset investments, cash and liquid resources

	Rio Tinto plc - part of Rio Tinto Group		Rio Tinto Limited - part of Rio Tinto Group		Rio Tinto Group

	2002	2001	2002	2001	2002	2001

	US$m	US$m	US$m	US$m	US$m	US$m
Liquid resources
Time deposits	32	198	53	97	85	295
Certificates of deposit	-	2	-	5	-	7
Other	2	4	-	-	2	4

Total liquid resources	34	204	53	102	87	306
Deduct: investments qualifying as cash	(32)	(198)	(53)	(97)	(85)	(295)

	2	6	-	5	2	11
Other current asset investments			-
US Treasury bonds (a)	304	-	-	-	304	-

Investments per balance sheet (unlisted)	306	6	-	5	306	11

Cash
Cash as defined in FRS1 Revised ('FRS1 cash') (note 23)	70	114	9	121	79	235
Investments qualifying as cash	32	198	53	97	85	295
Bank borrowings repayable on demand included in
FRS 1 cash (note 18)	72	52	89	97	161	149

Cash per balance sheet	174	364	151	315	325	679

(a) Current asset investments of Rio Tinto plc and Rio Tinto Group include US$304 million relating to US treasury bonds that are not regarded as liquid assets because they are held as security for the deferred consideration on certain assets acquired during 2002. (b) Information on cash and cash equivalents under US GAAP is given in note 42 Reconciliation to US Accounting Principles.

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

18  Short term borrowings

	Rio Tinto plc - part of Rio Tinto Group		Rio Tinto Limited - part of Rio Tinto Group		Rio Tinto Group

	2002	2001	2002	2001	2002	2001

	US$m	US$m	US$m	US$m	US$m	US$m
Secured
Bank loans repayable within 12 months	2	3	14	130	16	133
Other loans repayable within 12 months	20	26	70	30	90	56

	22	29	84	160	106	189
Unsecured
Bank borrowings repayable on demand	72	52	89	97	161	149
Bank loans repayable within 12 months	-	23	62	59	62	82
Other loans repayable within 12 months	566	27	722	499	1,288	526
Commercial paper	699	1,425	1,050	1,464	1,749	2,889

	1,337	1,527	1,923	2,119	3,260	3,646

Total short term borrowings per balance sheet	1,359	1,556	2,007	2,279	3,366	3,835

In accordance with FRS 4, all commercial paper is classified as short term borrowings though the US$1,749 million outstanding at 31 December 2002 is all backed by medium term facilities (2001: commercial paper of US$2,889 million of which US$1,900 million was backed by medium term facilities). Under US and Australian GAAP, the US$1,749 million would be grouped within non-current borrowings at 31 December 2002. Further details of available facilities are given in note 28.

19  Accounts payable and accruals

	Rio Tinto plc - part of Rio Tinto Group		Rio Tinto Limited - part of Rio Tinto Group		Rio Tinto Group

	2002	2001	2002	2001	2002	2001

	US$m	US$m	US$m	US$m	US$m	US$m
Due within one year
Trade creditors	258	251	326	341	584	592
Amounts owed to joint ventures	-	-	-	17	-	17
Amounts owed to associates	149	112	1	1	23	23
Other creditors	151	81	638	490	202	136
Tax on profits	63	97	308	234	371	331
Employee entitlements	88	66	33	28	121	94
Royalties and mining taxes	83	78	47	47	130	125
Accruals and deferred income	68	14	41	102	109	116
Dividends payable to outside shareholders of
subsidiaries	-	-	4	-	4	-
Dividends payable to Rio Tinto plc and Rio Tinto
Limited shareholders	329	418	158	194	430	540

	1,189	1,117	1,556	1,454	1,974	1,974

Due in more than one year
Other creditors	229	36	1,113	1,095	276	57
Accruals and deferred income	6	6	22	38	28	44

	235	42	1,135	1,133	304	101

(a)	Other creditors for the Rio Tinto Group include deferred consideration of US$287 million relating to certain assets acquired during 2002. The deferred consideration is included at its net present value. The amortisation of the discount applied in establishing the net present value is treated as a finance cost. All of the deferred consideration relates to Rio Tinto plc.
Other creditors for Rio Tinto Limited includes US$518 million (2001: US$396 million) relating to loans from Rio Tinto plc.

(b)	US$1,066 million (2001: US$1,074 million) of Rio Tinto Limited's creditors due in more than one year represent amounts owed to Rio Tinto plc for shares bought back during 2000. In addition US$587 million (2001: US$435 million) included in other creditors for Rio Tinto Limited and US$57 million (2001: US$72 million) of dividends payable relate to amounts due to Rio Tinto plc.
For Rio Tinto plc US$127 million (2001: US$90 million) of amounts owed to associates relate to balances with Rio Tinto Limited.

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

20  Provisions for liabilities and charges

	Post retirement health care	Other employee entitlements	Close down & restoration/ environmental	Other	2002 Total	Restated 2001 Total

Rio Tinto Group					US$m	US$m
At 1 January	446	210	1,434	189	2,279	2,328
Adjustment on currency translation	9	19	49	23	100	(100)
Capitalisation of additional closure costs (note 12)	-	-	55	-	55	23
Charged/(released) to profit for the year	27	45	(8)	(6)	58	100
Exceptional charges	-	-	116	-	116	-
Amortisation of discount related to provisions	-	-	52	-	52	55
Utilised in year:
provisions set up on acquisition of businesses	-	(1)	-	(5)	(6)	(31)
other provisions	(16)	(31)	(23)	(42)	(112)	(117)
Subsidiaries acquired (note 35)	-	2	-	3	5	13
Subsidiaries sold	-	-	-	-	-	(6)
Transfers and other movements	-	(4)	(13)	32	15	14

	466	240	1,662	194	2,562	2,279

Provision for deferred taxation (see note 21)					1,050	915

Provisions for liabilities and charges per balance sheet					3,612	3,194

	Post retirement health care	Other employee entitlements	Close down & restoration/ environmental	Other	2002 Total	Restated 2001Total

Rio Tinto plc - part of Rio Tinto Group					US$m	US$m
At 1 January	407	50	927	48	1,432	1,403
Adjustment on currency translation	9	4	(2)	1	12	(30)
Capitalisation of additional closure costs (note 12)	-	-	24	-	24	21
Charged/(released) to profit for the year	25	11	(2)	(1)	33	45
Exceptional charges	-	-	116	-	116	-
Amortisation of discount related to provisions	-	-	30	-	30	37
Utilised in year:
provisions set up on acquisition of businesses	-	-	-	(1)	(1)	-
other provisions	(16)	(1)	(12)	(5)	(34)	(54)
Subsidiaries acquired	-	-	-	-	-	1
Transfers and other movements	-	-	3	6	9	9

	425	64	1,084	48	1,621	1,432

Provision for deferred taxation (see note 21)					640	573

Provisions for liabilities and charges per balance sheet					2,261	2,005

	Post retirement health care	Other employee entitlements	Close down & restoration/ environmental	Other	2002 Total	Restated 2001 Total

Rio Tinto Limited - part of Rio Tinto Group					US$m	US$m
At 1 January	39	160	507	141	847	925
Adjustment on currency translation	-	15	51	22	88	(70)
Capitalisation of additional closure costs (note 12)	-	-	31	-	31	2
Charged/(released) to profit for the year	2	34	(6)	(5)	25	55
Exceptional charges	-	-	-	-	-	-
Amortisation of discount related to provisions	-	-	22	-	22	18
Utilised in year:
provisions set up on acquisition of businesses	-	(1)	-	(4)	(5)	(31)
other provisions	-	(30)	(11)	(37)	(78)	(63)
Subsidiaries acquired	-	2	-	3	5	12
Subsidiaries sold	-	-	-	-	-	(6)
Transfers and other movements	-	(4)	(16)	26	6	5

	41	176	578	146	941	847

Provision for deferred taxation (see note 21)					410	342

Provision for liabilities and charges per balance sheet					1,351	1,189

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

20  Provisions for liabilities and charges (continued)

(a)	The main assumptions used to determine the provision for post retirement healthcare are disclosed in note 40. The current provision is expect to be utilised over the next 15 to 20 years.
(b)	The provision for other employee entitlements includes pension entitlements of US$44 million and a provision for long service leave, based on the relevant entitlements in certain Group operations. Some US$79 million of the total provision for employee entitlements for the Rio Tinto Group, US$18 million for Rio Tinto plc, US$61 million for Rio Tinto Limited is expected to be utilised within the next year.
(c)	The Group's policy on close down and restoration costs is shown in note 1(k). Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of a mine's life. Remaining lives of mines range from 2 to over 50 years with an average, weighted by closure provision, of around 25 years. Although the ultimate cost to be incurred is uncertain, subsidiary companies have estimated their respective costs based on feasibility and engineering studies using current restoration standards and techniques. Provisions of US$1,662 million for close down and restoration costs and other environmental obligations include estimates of the effect of future inflation and have been discounted to their present value at six per cent per annum, being an estimate of the risk free pre tax cost of borrowing. Excluding the effects of future inflation, and before discounting, this is equivalent to some US$2.7 billion.
(d)	Some US$106 million of environmental clean up expenditure is expected to take place within the next five years. The remainder includes amounts for the operation and maintenance of remediation facilities in later years. The provision for environmental expenditure includes the issue described in (e) below.
(e)	In 1995, Kennecott Utah Copper (KUC) agreed with the US Environmental Protection Agency (EPA) and the State of Utah to complete certain source control projects and perform specific environmental studies regarding contamination of ground water in the vicinity of the Bingham Canyon mine. A remedial investigation and feasibility study on the South Zone ground water contamination completed in March 1998 identified a range of alternative measures to address this issue. Additional studies were conducted to refine the workable alternatives. A final remedial design document was completed before the end of 2002. It is anticipated that formal agreement with the State of Utah Natural Resource Damage Trustee, the State of Utah and the Jordan Valley Water Conservancy District will be completed in early 2003. KUC will also be entering into a judicial consent decree with the EPA in 2003, for the remedial action on the ground water, including the acidic portion of the contamination. Financial provisions for the estimated clean up costs for this ground water contamination have been increased by US$116 million in 2002 to reflect the terms of the final remedial design document.
(f)	Other provisions deal with a variety of issues and include US$60 million relating to the remaining provision for the mark to market valuation of the hedge books held by companies acquired in 2000 and 2001, which will be utilised over the next 9 years (see note 28), and US$42 million relating to payments received from employees for accommodation at some sites which are refundable in certain circumstances.

21  Deferred taxation

	Rio Tinto plc - part of Rio Tinto Group		Rio Tinto Limited - part of Rio Tinto Group		Rio Tinto Group

	2002	2001	2002	2001	2002	2001

	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January (as restated)	573	620	342	351	915	971
Adjustment on currency translation	46	(68)	33	(31)	79	(99)
Reported in the STRGL for the year (b)	1	(11)	12	-	13	(11)
Subsidiaries acquired/sold	(1)	-	1	(25)	-	(25)
(Released)/charged to profit for the year	21	(58)	(37)	26	(16)	(32)
Other movements (a)	(2)	90	17	21	15	111

	638	573	368	342	1,006	915

Comprising:
Included in provisions for liabilities and charges	640	573	410	342	1,050	915
Included in accounts receivable	(2)	-	(42)	-	(44)	-

	638	573	368	342	1,006	915

(a)	Other movements include deferred tax recognised by subsidiary holding companies that is presented in these accounts as part of the tax charge on the profits of the joint ventures and associates to which it relates. In this respect, tax liabilities of US$87 million arising from profits of joint ventures were reclassified as direct liabilities of subsidiary companies in 2001.
(b)	The amounts reported in the STRGL for the year relate to the provisions for tax charges/(relief) on exchange differences on net debt taken to reserves.

			Other	2002	2001
	UK	Australian	countries'	Total	Total
	tax	tax	tax		Restated

Rio Tinto Group				US$m	US$m
Provided in the accounts
Deferred tax assets	6	263	1,222	1,491	1,627
Deferred tax liabilities	(134)	(641)	(1,722)	(2,497)	(2,542)

Balance as shown above	(128)	(378)	(500)	(1,006)	(915)

Comprising:
Accelerated capital allowances	(5)	(493)	(941)	(1,439)	(1,568)
Other timing differences	(129)	115	239	225	270
Tax losses (page A-27 note (a))	6	-	202	208	264

	(128)	(378)	(500)	(1,006)	(1,034)
Deduct:
US Alternative Minimum Tax credits recoverable	-	-	-	-	119

Balance as shown above	(128)	(378)	(500)	(1,006)	(915)

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

21  Deferred taxation (continued)

			Other	2002	2001
	UK	Australian	countries'	Total	Total
	tax	tax	tax		Restated

Rio Tinto plc - part of Rio Tinto Group				US$m	US$m
Provided in the accounts
Deferred tax assets	6	-	1,101	1,107	1,050
Deferred tax liabilities	(134)	1	(1,612)	(1,745)	(1,623)

Balance as shown above	(128)	1	(511)	(638)	(573)

Comprising:
Accelerated capital allowances	(5)	1	(913)	(917)	(1,075)
Other timing differences	(129)	-	218	89	119
Tax losses (a)	6	-	184	190	264

	(128)	1	(511)	(638)	(692)
Deduct:
US Alternative Minimum Tax credits recoverable	-	-	-	-	119

Balance as shown above	(128)	1	(511)	(638)	(573)

			Other	2002	2001
	UK	Australian	countries'	Total	Total
	tax	tax	tax		Restated

Rio Tinto Limited - part of Rio Tinto Group				US$m	US$m
Provided in the accounts
Deferred tax assets	-	263	121	384	577
Deferred tax liabilities	-	(642)	(110)	(752)	(919)

Balance as shown above	-	(379)	11	(368)	(342)

Comprising:
Accelerated capital allowances	-	(494)	(28)	(522)	(493)
Other timing differences	-	115	21	136	151
Tax losses (a)	-	-	18	18	-

	-	(379)	11	(368)	(342)

(a)	US$430 million (2001: US$217 million) of potential deferred tax assets have not been recognised as an asset in these accounts. There is no time limit for the recovery of these potential assets. This total includes US$366 million (2001: US$170 million) of US Alternative Minimum Tax credits and US tax losses for which recovery is dependent on the level of taxable profits in the US tax group and US$64 million of tax losses arising in countries other than the US.
(b)	There is a limited time period for the recovery of US$187 million (2001: US$224 million) of tax losses which have been recognised as deferred tax assets in the accounts.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

22  Medium and long term borrowings

	Rio Tinto plc - part of Rio Tinto Group		Rio Tinto Limited - part of Rio Tinto Group		Rio Tinto Group

	2002	2001	2002	2001	2002	2001

	US$m	US$m	US$m	US$m	US$m	US$m
At 1 January	2,629	2,035	3,623	3,526	6,252	5,561
Adjustment on currency translation	33	(46)	37	(20)	70	(66)
Subsidiaries acquired	-	-	-	125	-	125
Subsidiaries sold	-	-	-	(9)	-	(9)
Loans drawn down	1,012	1,050	560	1,223	1,572	2,273
Loan repayments	(945)	(410)	(1,036)	(1,222)	(1,981)	(1,632)

At 31 December	2,729	2,629	3,184	3,623	5,913	6,252
Deduct: short term	(1,287)	(1,504)	(1,918)	(2,182)	(3,205)	(3,686)

Medium and long term borrowings	1,442	1,125	1,266	1,441	2,708	2,566

Borrowings at 31 December
Commercial paper (b)	699	1,425	1,050	1,464	1,749	2,889

Bank loans
Secured	8	10	254	287	262	297
Unsecured	82	221	121	178	203	399

	90	231	375	465	465	696
Other loans
Secured
Loans	22	30	68	26	90	56
Finance leases	103	108	16	21	119	129
Unsecured
Rio Tinto Canada Inc 6% guaranteed bonds 2003	300	300	-	-	300	300
Rio Tinto Finance (USA) Limited Bonds 5.75% 2006	-	-	500	500	500	500
Rio Tinto Finance (USA) Limited Bonds 6.5% 2003	-	-	200	200	200	200
Rio Tinto Finance (USA) Limited Bonds 7.125% 2013	-	-	100	100	100	100
Eurobond 2007 (c)	716	-	-	-	716	-
European Medium Term Notes (c)	640	358	477	508	1,117	866
North Finance (Bermuda) Limited 7% 2005	-	-	200	200	200	200
Other unsecured loans	159	177	198	139	357	316

	1,940	973	1,759	1,694	3,699	2,667

Total	2,729	2,629	3,184	3,623	5,913	6,252

(a)	The majority of the fixed rate borrowings shown above are swapped to floating rates. Details of interest rate and currency swaps and of available standby credit facilities are shown in note 28.
(b)	In accordance with FRS 4, all commercial paper is classified as short term borrowings though the US$1,749 million outstanding at 31 December 2002 is all backed by medium term facilities (2001: commercial paper of US$2,889 million of which US$1,900 million was backed by medium term facilities). Under US and Australian GAAP, the US$1,749 million would be grouped within non current borrowings at 31 December 2002. Further details of available facilities are given in note 28.
(c)	The Group has a US$2 billion European programme for the issuance of short to medium term debt of which US$1,833 million was drawn down at 31 December 2002. A US$500 million five year bond has been issued, from a possible US$1 billion which the Group is able to issue under an SEC shelf registration subject to market conditions and terms.
(d)	Intragroup borrowings between the Rio Tinto plc and Rio Tinto Limited parts of the Group are included in accounts payable.
(e)	Rio Tinto Finance (USA) Limited is a 100 per cent owned finance subsidiary of Rio Tinto Limited. Rio Tinto Limited and Rio Tinto plc have fully and unconditionally guaranteed the securities issued by Rio Tinto Finance (USA) Limited.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

23  Net debt

Analysis of changes in consolidated net debt:	FRS 1		Liquid	2002	2001
	cash (a)	Borrowings	resources (a)	Net debt	Net debt

Rio Tinto Group	US$m	US$m	US$m	US$m	US$m

At 1 January	235	(6,252)	306	(5,711)	(5,050)
Adjustment on currency translation	(26)	(70)	(6)	(102)	38
Subsidiaries acquired	-	-	-	-	(125)
Subsidiaries sold	-	-	-	-	9
Per cash flow statement (b)	(130)	409	(213)	66	(583)

At 31 December	79	(5,913)	87	(5,747)	(5,711)

	FRS 1		Liquid	2002	2001
	cash (a)	Borrowings	resources (a)	Net debt	Net debt

Rio Tinto plc - part of Rio Tinto Group	US$m	US$m	US$m	US$m	US$m

At 1 January	114	(2,629)	204	(2,311)	(1,760)
Adjustment on currency translation	(28)	(33)	(28)	(89)	71
Per cash flow statement (b)	(16)	(67)	(142)	(225)	(622)

At 31 December	70	(2,729)	34	(2,625)	(2,311)

	FRS 1		Liquid	2002	2001
	cash (a)	Borrowings	resources (a)	Net debt	Net debt

Rio Tinto Limited - part of Rio Tinto Group	US$m	US$m	US$m	US$m	US$m

At 1 January	121	(3,623)	102	(3,400)	(3,290)
Adjustment on currency translation	2	(37)	22	(13)	(33)
Subsidiaries acquired	-	-	-	-	(125)
Subsidiaries sold	-	-	-	-	9
Per cash flow statement (b)	(114)	476	(71)	291	39

At 31 December	9	(3,184)	53	(3,122)	(3,400)

(a)	A reconciliation of these figures to their respective balance sheet categories is shown in note 17.
(b)	The decrease/(increase) in net debt equates to the Cash outflow before management of liquid resources and financing shown on the cash flow statement together with Ordinary shares in Rio Tinto issued for cash and Ordinary shares in subsidiaries issued to outside shareholders. In addition, for Rio Tinto Limited, the decrease/(increase) in net debt includes loans received/repaid from Rio Tinto plc plus shares repurchased from Rio Tinto plc.

	Rio Tinto plc - part of Rio Tinto Group		Rio Tinto Limited - part of Rio Tinto Group		Rio Tinto Group

	2002	2001	2002	2001	2002	2001

	US$m	US$m	US$m	US$m	US$m	US$m
Reconciliation of cash flow to movement in net debt:
(Decrease)/increase in cash per cash flow	(16)	6	(114)	34	(130)	40
Cash outflow/(inflow) from decrease/(increase in
borrowings)	(67)	(640)	476	(1)	409	(641)
Cash (inflow)/outflow from (decrease)/increase in
liquid resources	(142)	12	(71)	6	(213)	18

Decrease/(increase) in net debt	(225)	(622)	291	39	66	(583)

Net cash flow from movement in liquid resources comprises:
(Decrease)/increase in time deposits	(195)	(1)	(9)	23	(204)	22
(Decrease)/increase in certificates of deposit	(2)	29	(5)	(35)	(7)	(6)
(Decrease)/increase in other liquid investments	55	(16)	(57)	18	(2)	2

	(142)	12	(71)	6	(213)	18

(a)	US$304 million of US Treasury bonds included within current asset investments for Rio Tinto plc and the Rio Tinto Group are excluded from liquid resources. These investments were purchased to be held as security for the deferred consideration on certain assets acquired during 2002, which is payable over the next four years.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

24  Share capital - Rio Tinto plc

	2002	2001	2002	2001

	Number(m)	Number(m)	US$m	US$m
Share capital account
At 1 January	1,064.59	1,063.51	154	154
Ordinary shares issued	0.89	1.08	-	-

At 31 December	1,065.48	1,064.59	154	154

Issued and fully paid share capital
Special voting share of 10p (d)	1 only	1 only	-	-
DLC dividend share (d)	1 only	-	-	-
Ordinary shares of 10p each (equity)	1,065.48	1,064.59	154	154

Total issued share capital			154	154

Unissued share capital
Ordinary shares of 10p each	354.55	355.44	52	52
Equalisation share of 10p (d)	1 only	1 only	-	-

Total authorised share capital	1,420.03	1,420.03	206	206

Options outstanding
Options outstanding at 1 January	7.93	5.90
- granted	2.61	2.91
- exercised	(0.89)	(0.68)
- cancelled	(0.31)	(0.20)

Options outstanding at 31 December (b)	9.34	7.93

(a)	887,488 Ordinary shares were issued during the year resulting from the exercise of options under Rio Tinto plc employee share option schemes at prices between 476.99p and 1,061.0p (2001: 681,152 shares at prices between 476.99p and 965.4p).
(b)	At 31 December 2002, options over the following number of Ordinary shares were outstanding:
-62,000 under the Rio Tinto plc Executive Share Option Scheme 1985 at prices between 689.0p and 861.0p and exercisable at various dates up to April 2004 (31 December 2001: 130,786 shares at prices between 476.99p and 861.0p).
-7,186,254 under the Rio Tinto Share Option Plan 1998 at prices between 808.8p and 1458.6p (31 December 2001: 5,785,625 shares at prices between 808.8p and 1265.6p). The exercise of share options is subject to the satisfaction of a graduated performance condition set by the Remuneration committee at various dates up to March 2012.
-2,079,845 under the Rio Tinto plc Share Savings Plan at prices between 521.0p and 1,061.0p and exercisable at various dates up to June 2008 (31 December 2001: 2,010,403 shares at prices between 521.0p and 1061.0p).
(c)	At the 2002 annual general meeting the shareholders resolved to renew the general authority for the company to buy back up to 10 per cent of its Ordinary shares of 10p each for a further period of 18 months. During the year to 31 December 2002 no shares were bought back.
(d)	The 'Special Voting Share' was issued to facilitate the joint voting by shareholders of Rio Tinto plc and Rio Tinto Limited on Joint Decisions, following the DLC merger. Directors have the ability to issue an equalisation share if that is required under the terms of the DLC Merger Sharing Agreement. The 'DLC Dividend Share' was issued to facilitate the efficient management of funds within the DLC structure.
(e)	The aggregate consideration received for shares issued during 2002 was US$10 million (2001: US$13 million).

Further information on share options is given in note 42 'Reconciliation to US Accounting Principles'.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

24 Share capital - Rio Tinto Limited (100 per cent)
	2002	2001	2002	2001

	Number(m)	Number(m)	US$m	US$m
Share capital account
At 1 January	498.46	498.36	865	939
Adjustment on currency translation	-	-	94	(75)
Share issues	0.36	0.10	5	1

At 31 December	498.82	498.46	964	865

Options outstanding
Options outstanding at 1 January	3.08	0.85
- granted	2.25	2.33
- exercised	(0.21)	(0.08)
- cancelled	(0.43)	(0.02)

Options outstanding at 31 December (d)	4.69	3.08

(a)	359,821 (2001: 78,775) shares were issued during the year, of which 210,658 resulted from the exercise of options under Rio Tinto Limited employee share option schemes at prices between A$20.14 and A$39.30 (2001: A$20.14 and A$22.64) and 149,163 from the vesting of shares under various Rio Tinto Limited employee share schemes (2001: nil). In 2001 a further 10,474 shares were allotted at a price of A$33.43.
(b)	Rio Tinto Limited is authorised by shareholder approvals obtained in 1999 to buy back up to all the Rio Tinto Limited shares held by Tinto Holdings Australia Pty Limited (a wholly owned subsidiary of Rio Tinto plc) plus, on-market, up to ten percent of the publicly held capital in any 12 month period. Rio Tinto Limited is seeking a renewal of these approvals at its annual general meeting in 2003. During the year to 31 December 2002, no shares were bought back (2001: nil).
(c)	Total share capital in issue at 31 December 2002 was 498.8 million shares plus one special voting share and one DLC Dividend Share (31 December 2001: 498.5 million shares plus one Special Voting Share). The 'Special Voting Share' was issued to facilitate the joint voting by shareholders of Rio Tinto plc and Rio Tinto Limited on joint decisions following the DLC merger. Directors have the ability to issue an Equalisation Share if that is required under the terms of the DLC Merger Sharing Agreement. The DLC Dividend Share was issued to facilitate the efficient management of funds within the DLC structure.
(d)	At 31 December 2002, options over the following number of shares were outstanding:
- 2,439,330 shares under the Rio Tinto Share Option Plan at prices between A$20.14 and A$39.87 (31 December 2001: 1,694,730 shares at prices between A$20.14 and A$33.01) . These share options are exercisable at various dates up to March 2012, subject to the satisfaction of a graduated performance condition set by the Remuneration committee.
- 2,246,174 shares under the Rio Tinto Limited Share Savings Plan at prices between A$25.57 and A$27.86 (31 December 2001: 1,380,826 shares at a price of A$27.86). These share options are exercisable at various dates up to June 2008.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

25 Share premium and reserves
	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2002	2001	2002	2001	2002	2001

	US$m	US$m	US$m	US$m	US$m	US$m
Share premium account
At 1 January	1,600	1,587	-	-	1,600	1,587
Premium on issues of ordinary shares	10	13	-	-	10	13

At 31 December	1,610	1,600	-	-	1,610	1,600

Parent and subsidiary companies' profit and loss account
At 1 January (as restated) (a)	3,060	3,603	600	195	3,676	3,821
Adjustment on currency translation	199	(204)	270	(145)	472	(356)
Retained (loss)/profit for the year	(552)	(303)	432	640	(180)	337
Transfers and other movements (b)	93	(36)	(146)	(90)	-	(126)

At 31 December	2,800	3,060	1,156	600	3,968	3,676

Joint ventures' profit and loss account
At 1 January	264	295	266	201	531	497
Adjustment on currency translation	3	(3)	11	(19)	13	(22)
Retained loss for the year	-	(64)	(40)	(6)	(40)	(70)
Transfers and other movements (b)	-	36	-	90	-	126

At 31 December	267	264	237	266	504	531

Associates' profit and loss account
At 1 January (as restated)	577	437	21	6	56	60
Adjustment on currency translation	134	(90)	1	1	6	(4)
Retained profit for the year	108	230	45	14	45	-

At 31 December	819	577	67	21	107	56

Total profit and loss account	3,886	3,901	1,460	887	4,579	4,263

Other reserves
At 1 January	247	249	76	79	294	298
Adjustment on currency translation	2	(2)	10	(3)	9	(4)

At 31 December	249	247	86	76	303	294

Total reserves
- Parent and subsidiary companies	3,002	3,265	1,242	676	4,256	3,955
- Joint ventures	267	264	237	266	504	531
- Associated companies	866	619	67	21	122	71

	4,135	4,148	1,546	963	4,882	4,557

(a)	At 1 January 2002, the Rio Tinto Group parent and subsidiary companies profit and loss account balance was US$3,819 million (Rio Tinto plc US$3,209 million and Rio Tinto Limited US$594 million) and the Rio Tinto Group associates' profit and loss account balance was US$46 million (Rio Tinto plc US$565 million and Rio Tinto Limited US$21 million) before restatement to reflect the implementation of FRS 19.
(b)	Transfers and other movements' for Rio Tinto plc in 2002 include US$91 million relating to a dividend on the DLC dividend share received from Rio Tinto Limited and US$2 million relating to Rio Tinto Limited share issues (page A-6 note (c)). In 2001 certain tax liabilities arising from profits of joint ventures were reclassified as direct liabilities of subsidiary companies. The reclassification of these liabilities was included in 'Transfers and other movements'.
(c)	A substantial portion of Group reserves are in overseas companies. If these reserves were distributed, there would be a liability to withholding taxes and to corporate tax in the UK and Australia. This would, however, be reduced by double taxation relief. Provision is made in these accounts for such additional tax only to the extent that dividends have been accrued or there is a binding agreement to distribute such past earnings.
(d)	At 31 December 2002, cumulative goodwill written off directly to reserves for the Rio Tinto Group amounted to US$3,087 million (2001: US$3,047 million), Rio Tinto plc US$2,897 million (2001: US$2,876 million) and Rio Tinto Limited US$304 million (2001: US$274 million).
(e)	Adjustments on currency translation include net of tax exchange gains on net debt of US$211 million (2001: losses of US$189 million), Rio Tinto plc gains of US$55 million (2001: losses of US$52 million) and Rio Tinto Limited gains of US$250 million (2001: losses of US$154 million).

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

26  Product analysis - Rio Tinto Group

	2002	2001	2002	2001
		Restated (a)		Restated (a)

	%	%	US$m	US$m
Operating assets
Copper, gold and by-products	21.5	27.2	2,861	3,552
Iron ore	21.0	20.5	2,794	2,674
Coal	13.9	11.9	1,847	1,556
Aluminium	17.8	14.7	2,364	1,922
Industrial minerals	16.1	16.3	2,135	2,123
Other products (incl. diamonds) (page A-34 note (d))	9.7	9.4	1,281	1,223

Total	100.0	100.0	13,282	13,050

Unallocated item			(73)	(296)
Less: net debt			(5,747)	(5,711)

Net assets			7,462	7,043

	2002	2001	2000	2002	2001	2000

	%	%	%	US$m	US$m	US$m
Gross turnover
Copper	12.4	12.2	15.3	1,348	1,277	1,528
Gold (all sources)	9.7	9.5	7.8	1,046	988	781
Iron ore	16.4	16.3	13.9	1,772	1,704	1,385
Coal	20.3	20.1	16.5	2,203	2,102	1,648
Aluminium	15.4	16.4	18.2	1,663	1,714	1,817
Industrial minerals	17.5	17.5	19.5	1,898	1,825	1,941
Other products (incl. diamonds) (page A-34 note (d))	8.3	8.0	8.8	898	828	872

Total	100.0	100.0	100.0	10,828	10,438	9,972

Profit before tax
Copper, gold and by-products	18.6	15.1	17.9	525	474	530
Iron ore	24.1	24.3	19.2	682	761	567
Coal	18.2	17.9	12.3	516	560	365
Aluminium	13.5	16.0	21.2	382	500	627
Industrial minerals	20.0	20.8	21.6	565	651	639
Other products (incl. diamonds) (page A-34 note (d))	5.6	5.9	7.8	159	185	229

	100.0	100.0	100.0	2,829	3,131	2,957

Exploration and evaluation				(130)	(130)	(136)
Net interest (page A-34 note (e))				(161)	(256)	(220)
Other items (page A-34 note (f))				(133)	(47)	(92)

				2,405	2,698	2,509
Exceptional charges (page A-34 note (g))				(1,094)	(715)	-

Total				1,311	1,983	2,509

Net earnings
Copper, gold and by-products	20.3	15.6	18.8	363	298	334
Iron ore	25.8	26.4	20.6	461	504	367
Coal	17.7	18.1	13.6	316	345	242
Aluminium	14.9	17.3	20.2	266	330	359
Industrial minerals	16.5	17.4	18.8	295	332	335
Other products (incl. diamonds) (page A-34 note (d))	4.8	5.2	8.0	87	97	142

	100.0	100.0	100.0	1,788	1,906	1,779

Exploration and evaluation				(109)	(104)	(108)
Net interest (page A-33 note (e))				(95)	(167)	(138)
Other items (page A-34 note (f))				(54)	27	(26)

				1,530	1,662	1,507
Exceptional charges (page A-34 note (g))				(879)	(583)	-

Total				651	1,079	1,507

See notes on page A-34.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

26  Product analysis - Rio Tinto Group (continued)

Notes

(a)	The 2001 restatement of segmental data for FRS 19 impacts operating assets only.
(b)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders' interests which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies' debt). For joint ventures and associates, Rio Tinto's net investment is shown.
(c)	The above analyses include the Rio Tinto share of the results of joint ventures and associates including interest.
(d)	Diamonds have been reclassified from 'Industrial Minerals' to 'Other products' and comparative figures have been restated accordingly.
(e)	The amortisation of discount is included in the applicable product category. All other financing costs of subsidiaries are shown as 'net interest'.
(f)	'Other items' includes various corporate items and, in 2001, the US$54 million gain on the sale of Norzink
(g)	Of the exceptional charges in 2002, US$596 million before and after tax relates to KUC which is included in the copper, gold and by-product segment and US$443 million before tax (US$235 million net of tax and minorities) relates to IOC which is included in the iron ore segment. 2001, US$644 million before tax and US$531 million after tax related to KUC. Exceptional charges are shown separately in the above analyses of profit before tax and net earnings

The Group figures on page A-33 include the following amounts for joint ventures:
		2002	2001

		US$m	US$m
Net investment
Copper, gold and by-products		1,027	990
Coal		828	623
Other		66	70

Total		1,921	1,683

	2002	2001	2000

	US$m	US$m	US$m
Gross turnover
Copper	419	369	521
Gold	236	247	151
Coal	956	912	664
Other	51	84	153

Total	1,662	1,612	1,489

Profit before tax
Copper, gold and by-products	232	220	278
Coal	285	297	163
Other	3	3	15
Exceptional charges	(16)	-	-

Total	504	520	456

Net earnings
Copper, gold and by-products	155	141	183
Coal	198	201	105
Other	2	2	12
Exceptional charges	(16)	-	-

Total	339	344	300

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

26 Product analysis - Rio Tinto Group (continued)

The Group figures on page A-33 include the following amounts for associates:			Restated
		2002	2001

		US$m	US$m
Net investment
Copper, gold and by-products		505	458
Other		65	55

Total		570	513

	2002	2001	2000

	US$m	US$m	US$m
Gross turnover
Copper	259	267	267
Gold	355	333	264
Other	109	74	77

Total	723	674	608

Profit before tax
Copper, gold and by-products	130	97	95
Other	59	61	50

Total	189	158	145

Net earnings
Copper, gold and by-products	93	51	53
Other	36	38	34

Total	129	89	87

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

27 Geographical analysis - Rio Tinto Group
By country of location
	2002	2001	2002	2001
		Restated (a)		Restated (a)

Operating assets	%	%	US$m	US$m

North America	35.5	39.3	4,714	5,130
Australia and New Zealand	48.5	45.1	6,445	5,890
South America	5.3	5.3	703	686
Africa	3.5	2.8	466	361
Indonesia	4.5	4.6	599	606
Europe and other countries	2.7	2.9	355	377

Total	100.0	100.0	13,282	13,050

Unallocated items			(73)	(296)
Less: net debt			(5,747)	(5,711)

Net assets			7,462	7,043

	2002	2001	2000	2002	2001	2000

	%	%	%	US$m	US$m	US$m
Gross turnover by country of origin
North America	31.2	30.1	31.1	3,377	3,143	3,100
Australia and New Zealand	41.6	42.0	39.1	4,500	4,386	3,900
South America	4.8	5.0	6.0	525	524	594
Africa	7.2	8.2	9.1	783	857	905
Indonesia	9.6	9.1	8.2	1,039	951	820
Europe and other countries	5.6	5.6	6.5	604	577	653

Total	100.0	100.0	100.0	10,828	10,438	9,972

	2002	2001	2000	2002	2001	2000

	%	%	%	US$m	US$m	US$m
Profit before tax
North America	17.1	15.2	21.5	439	449	586
Australia and New Zealand	57.1	56.4	49.6	1,464	1,666	1,353
South America	3.4	2.9	8.7	86	85	237
Africa	11.8	14.2	12.4	303	420	338
Indonesia	12.2	8.6	5.6	312	254	153
Europe and other countries	(1.6)	2.7	2.2	(38)	80	62

	100.0	100.0	100.0	2,566	2,954	2,729

Net interest (page A-37 note (d))				(161)	(256)	(220)

				2,405	2,698	2,509
Exceptional charges (page A-37 note (e))				(1,094)	(715)	-

Total				1,311	1,983	2,509

	2002	2001	2000	2002	2001	2000

	%	%	%	US$m	US$m	US$m
Net earnings
North America	20.1	19.6	24.1	326	359	397
Australia and New Zealand	57.8	57.5	49.7	939	1,052	818
South America	4.0	3.1	10.6	65	56	174
Africa	7.1	7.8	7.0	115	143	115
Indonesia	11.4	7.0	4.4	185	128	73
Europe and other countries	(0.4)	5.0	4.2	(5)	91	68

	100.0	100.0	100.0	1,625	1,829	1,645

Net interest (page A-37 note (d))				(95)	(167)	(138)

				1,530	1,662	1,507
Exceptional charges (page A-37 note (e))				(879)	(583)	-

Total				651	1,079	1,507

See notes on page A-37.

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

27  Geographical analysis - Rio Tinto Group (continued)

Notes
(a)	The 2001 restatement of segmental data for FRS 19 impacts operating assets only.
(b)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders' interests which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies' debt). For joint ventures and associates, Rio Tinto's net investment is shown
(c)	The above analyses include the Rio Tinto share of the results of joint ventures and associates including interest.
(d)	The amortisation of discount is included in the applicable geographical area. All other financing costs of subsidiaries are shown as ‘net interest’.
(e)	Of the 2002 exceptional charges, US$596 million before tax relates to Kennecott Utah Copper ('KUC') and US$443 million before tax relates to IOC, both of which are included in 'North America'. The impact of 2002 exceptional charges on net earnings was US$596 million for KUC and US$235 million for IOC. Of the 2001 exceptional charges, US$644 million before tax and US$531 million after tax related to KUC. Exceptional charges are shown separately in the above analyses of profit before tax and net earnings.

The Group figures shown on page A-36 include the following amounts for joint ventures:

		2002	2001

		US$m	US$m
Net investment by origin
Australia and New Zealand		834	614
South America		498	494
Indonesia		567	548
Other		22	27

Total		1,921	1,683

	2002	2001	2000

	US$m	US$m	US$m
Gross turnover by origin
Australia and New Zealand	587	545	364
South America	283	289	388
Indonesia	565	528	423
Other	227	250	314

Total	1,662	1,612	1,489

Profit before tax by origin
Australia and New Zealand	214	207	117
South America	49	64	151
Indonesia	231	228	155
Other	26	21	33
Exceptional charges	(16)	-	-

Total	504	520	456

Net earnings by origin
Australia and New Zealand	151	145	74
South America	32	41	97
Indonesia	149	142	104
Other	23	16	25
Exceptional charges	(16)	-	-

Total	339	344	300

Back to Contents

 RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

27  Geographical analysis - Rio Tinto Group (continued)

The Group figures shown on page A-36 include the following amounts for associates:
		Restated
	2002	2001

	US$m	US$m
Net investment by origin
North America	71	88
Indonesia	127	109
Other	372	316

Total	570	513

	2002	2001	2000

	US$m	US$m	US$m
Gross turnover by origin
North America	131	128	115
Indonesia	306	296	307
Other	286	250	186

Total	723	674	608

Profit before tax by origin
North America	42	45	60
Indonesia	54	35	29
Other	93	78	56

Total	189	158	145

Net earnings by origin
North America	33	36	45
Indonesia	19	1	2
Other	77	52	40

Total	129	89	87

By destination
	2002	2001	2000	2002	2001 (a)	2000 (a)

	%	%	%	US$m	US$m	US$m
Turnover by destination
North America	29	28.1	29.2	3,143	2,936	2,913
Europe	21.6	22.4	23.6	2,340	2,338	2,355
Japan	17.9	19.3	17.3	1,943	2,012	1,729
Other Asia	19.2	18.9	19.8	2,083	1,974	1,970
Australia and New Zealand	8.2	7.1	6.0	887	740	598
Other	4.1	4.2	4.1	432	438	407

Total	100.0	100.0	100.0	10,828	10,438	9,972

The Group figures shown above include the following amounts for joint ventures:
	2002	2001	2000

	US$m	US$m	US$m
Turnover by destination
North America	214	225	254
Europe	303	304	345
Japan	575	506	443
Other	570	577	447

Total	1,662	1,612	1,489

The Group figures shown above include the following amounts for associates:
	2002	2001	2000

	US$m	US$m	US$m
Turnover by destination
North America	157	159	140
Europe	248	251	199
Other	318	264	269

Total	723	674	608

(a)	The sales analysis of turnover by destination for 2001 has been restated, the principal changes being an increase in sales to Australia and New Zealand of US$277 million and a reduction in sales to Japan of US$270 million. Similarly, the analysis of 2000 turnover by destination has been restated increasing sales to Australia and New Zealand by US$116 million and reducing sales to Japan by the same amount.
(b)	An analysis of Property, Plant and Equipment by location is included in note 42 'Reconciliation to US Accounting Principles'.

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

28  Financial Instruments

The Group's policies with regard to currency, interest rate and commodity price exposures, and the use of derivative financial instruments, are discussed in the following sections on pages 31 and 32 of the Financial review included in the Annual report and financial statements:

-	Exchange rates, reporting currencies and currency exposure
-	Interest rates
-	Commodity prices
-	Treasury management and financial instruments

Except where stated, the information given below relates to the financial instruments of the parent companies and their subsidiaries and excludes joint ventures and associates. The information provided is as at the end of the financial year. Short term debtors and creditors are included only in the currency analysis.

Financial instruments held by companies acquired are marked to market as part of the adjustment of assets and liabilities acquired to fair value. Where appropriate, these fair value adjustments are shown in the disclosures below.

A)  Currency
The Group's material currency derivatives are itemised below:

a) Forward contracts hedging trading transactions

	Buy currency amount	Sell currency amount	Weighted average exchange rate	Fair value	Total fair value
Buy Australian dollar: sell US dollar	A$m	US$m	A$/US$	US$m	US$m

Less than 1 year	292	178	0.61	(15)
1 to 5 years	779	474	0.61	(61)
More than 5 years	246	148	0.60	(27)

Total	1,317	800	0.61		(103)

Of the above, contracts to sell US$651 million were acquired with companies purchased in 2000 and 2001.

Buy New Zealand dollar: sell US dollar	NZ$m	US$m	NZ$/US$	US$m

Less than 1 year	130	65	0.50	2
1 to 5 years	485	226	0.47	4
More than 5 years	390	175	0.45	(8)

Total	1,005	466	0.46		(2)

Buy Canadian dollar: sell US dollar (all of which were acquired with companies purchased in 2000)

	C$m	US$m	C$/US$m	US$m

Less than 1 year	123	86	0.70	(8)
1 to 5 years	18	12	0.67	(1)

Total	141	98	0.70		(9)

Other currency forward contracts					(1)

Total fair value					(115)
Deduct: Fair value recognised on acquisition in respect of these contracts					20

Fair value not recognised					(95)

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

28 Financial Instruments (continued)

b) Options hedging trading transactions
The Group acquired a series of bought call options with companies purchased in 2000. No further options have been taken out since that time. The majority of these bought call options are matched by sold puts creating synthetic forwards. In the event that the Australian dollar strengthens above pre-determined levels, the put options are 'knocked-out', i.e. cancelled.

	Buy currency amount	Sell currency amount	Weighted average strike rate	Fair value	Total fair value
Bought A$ call option	A$m	US$m	A$/US$	US$m	US$m

Less than 1 year	94	66	0.70	-
1 to 5 years	374	263	0.70	1
More than 5 years	60	42	0.70	-

Total	528	371	0.70		1

The following sold A$ put options (knock-out puts) will be cancelled should, at any time during their term, the Australian dollar strengthen above pre-determined barrier rate. Details are shown below.

	Buy currency amount	Sell currency amount	Weighted average strike rate	Weighted average barrier rate	Fair value
Sold knock-out A$ put option	A$m	US$m	A$/US$	A$/US$	US$m

Less than 1 year	94	66	0.70	0.77	(13)
1 to 5 years	374	263	0.70	0.77	(60)
More than 5 years	60	42	0.70	0.77	(10)

Total	528	371	0.70	0.77		(83)

Total fair value						(82)
Deduct: Fair value recognised on acquisition in respect of these contracts:						43

Fair value not recognised						(39)

c) Forward contracts hedging future capital expenditure

	Buy currency amount	Sell currency amount	Weighted average exchange rate	Fair value	Total fair value
Buy Australian dollar: sell US dollar	A$m	US$m	A$/US$	US$m	US$m

Less than 1 year	758	380	0.50	43
1 to 5 years	393	198	0.50	22

	1151	578	0.50		65

Buy Canadian dollar: sell US dollar	C$m	US$m	C$/US$	US$m

Less than 1 year	46	32	0.70	(3)

					(3)

Fair value not recognised					62

d) Currency swaps hedging non US dollar debt
	Buy currency amount	Sell currency amount	Weighted average exchange rate	Fair value
		US$m		US$m

Buy Euro: sell US dollars
1 to 5 years	Euro 750m	674	1.11	112
Buy Japanese yen: sell US dollars
1 to 5 years	Yen 16 billion	131	122	4
Buy sterling: sell US dollars
Less than 1 year	£112m	175	0.64	4
1 to 5 years	£175m	251	0.70	30

Buy Swiss francs: sell US dollars
1 to 5 years	CHF20m	12	1.66	2

Total		1243		152
Fair value recognised within carrying value of debt*				(152)

Fair value not recognised				-

* These fair values comprise only the currency element of the swaps. The fair value of the interest element is presented in the summary interest rate swaps.

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

28  Financial Instruments (continued)

e) Currency exposures arising from the Group's net monetary assets/(liabilities)
After taking into account the effect of relevant derivative instruments, almost all the Group's net debt is either denominated in US dollars or in the functional currency of the entity holding the debt. The table below sets out the currency exposures arising from net monetary assets/(liabilities) other than net debt, which are not denominated in the functional currency of the relevant business unit. Gains and losses resulting from such exposures are recorded in the profit and loss account. This table reflects the currency exposures before adjusting for tax and outside interests.

	Currency of exposure			Currency of exposure
	US dollar US$m	Other currencies US$m	2002 Total US$m	US dollar US$m	Other currencies US$m	2001 Total US$m

Functional currency of business unit :
United States dollar	-	32	32	-	9	9
Australian dollar	346	35	381	273	16	289
Canadian dollar	56	-	56	47	(12)	35
South African rand	105	26	131	170	(6)	164
Other currencies	28	(1)	27	5	34	39

Total	535	92	627	495	41	536

The table below shows the Rio Tinto share of the above currency exposures after tax and outside interest

	Currency of exposure			Currency of exposure
	US	Other	2002	US	Other	2001
	dollar	currencies	Total	dollar	currencies	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Functional currency of business unit :
United States dollar	-	22	22	-	4	4
Australian dollar	224	24	248	189	11	200
Canadian dollar	21	-	21	17	(9)	8
South African rand	37	9	46	60	(3)	57
Other currencies	17	(1)	16	3	24	27

Total	299	54	353	269	27	296

B)  Interest rates

(i)  Financial liabilities and assets including the effect of interest rate and currency swaps
This table analyses the currency and interest rate composition of the Group's financial assets and liabilities

						2002	2001
	United	Australian	Sterling	South	Other	Total	Total
	States	dollar		African	currencies	carrying	carrying
	dollar			rand		value	value
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Financial liabilities (page A-42 note (f))
Fixed rate	(685)	-	-	-	-	(685)	(822)
Floating rate	(4,775)	(331)	(25)	(162)	(96)	(5,389)	(5,579)
Non interest bearing (page A-42 note (g))	(287)	-	-	-	-	(287)	-

	(5,747)	(331)	(25)	(162)	(96)	(6,361)	(6,401)
Financial assets (page A-42 note (f))
Fixed rate	304	-	-	-	-	304	137
Floating rate (including loans to joint ventures and associates)	375	92	31	4	78	580	816

	(5,068)	(239)	6	(158)	(18)	(5,477)	(5,448)

Less :
US Treasury bonds (fixed rate)						(304)	-
Deferred consideration payable (non interest bearing)						287	-
Loans to joint ventures and associates (floating rate)						(253)	(263)

Net debt (note 23)						(5,747)	(5,711)

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

28  Financial Instruments (continued)

(ii)  Fixed rate liabilities and assets, presented gross, and interest rate and currency swap
The US$685 million (2001: US$822 million) of fixed rate liabilities shown in (i) above comprise gross liabilities of US$2,539 million (2001: US$1,793 million) less the interest rate swaps of US$1,854 million (2001: US$971 million) shown below:

			2002			2001
			Excess of			Excess of
		Average	fair value		Average	fair value
Gross liabilities		fixed	over		fixed	over
	Principal	rate	principal	Principal	rate	principal
	US$m	% p.a.	US$m	US$m	% p.a.	US$m
Maturity
Less than 1 year	621	5.4	(17)	20	8.9	-
1 to 5 years	750	6.1	(66)	1,367	6.4	(42)
More than 5 year	100	7.2	(18)	100	7.1	(4)

US$ fixed rate liabilities	1,471	5.9		1,487	6.5

Less than 1 year	-	-	-	23	0.1	-
1 to 5 years	1,068	4.7	(46)	283	4.5	5

Non US dollar fixed rate liabilities (a)	1,068	4.7		306	4.1

Fixed rate liabilities before interest rate swaps	2,539		(147)	1,793		(41)

		Average			Average
Interest rate swaps		fixed	2002		fixed	2001
	Principal	rate	Fair value*	Principal	rate	Fair value
Maturity	US$m	% p.a.	US$m	US$m	% p.a.	US$m

Less than 1 year	321	4.7	9	-	-	-
1 to 5 years	750	6.1	74	950	6.2	29

Interest rate swaps to US$ floating rates	1,071	5.7		950	6.2

Less than 1 year	-	-	-	23	0.1	-
1 to 5 years (a)	1,068	4.7	48	283	4.5	(6)

Interest rate swaps from non US$ fixed rates to US$ floating rates (a)	1,068	4.7		306	4.1

1 to 5 years	245	7.1	(28)	245	7.1	(18)
More than 5 year	40	5.6	(9)	40	5.6	(1)

Interest rate swaps to US$ fixed rates (b)	285	6.9		285	6.9

Interest rate swaps (net impact)	1,854		94	971		4

Total fixed rate financial liabilities after interest rate
swaps (b), (d)	685		(53)	822		(37)

*These fair values include the interest element of the currency swaps described earlier.

			2002			2001
			Excess of			Excess of
		Average	fair value		Average	fair value
Gross Assets		fixed	over		fixed	over
Maturity	Principal	rate	principal	Principal	rate	principal
	US$m	% p.a.	US$m	US$m	% p.a.	US$m

Less than 1 year	304	1.7	4	20	8.9	-
1 to 5 years	-	-	-	117	8.9	-

Total fixed rate financial assets	304	1.7	4	137	8.9	-

(a)	All of the above non US$ liabilities are swapped to US$. The principal amounts shown above reflect the currency element of the related currency swaps.
(b)	As a consequence of acquisitions during 2000, the Group holds a number of interest rate swaps to receive US$ floating rates and pay US$ fixed rates which have been included in the total of fixed rate debt shown above. Similarly, as a consequence of acquisitions in 2000, the Group acquired interest rate option contracts which give it the right to pay fixed interest rates and receive floating interest rates. As at 31 December 2002, these options had a principal of US$25 million (2001: US$180 million) and a US$nil (2001: US$nil) fair value.
(c)	The Group has US$119 million of finance leases (2001: US$129 million), the largest of which has a principal of US$86 million, a maturity of 2018 and a floating interest rate.
(d)	After taking into account all interest rate swaps, the Group's fixed rate debt totals US$685 million and has a weighted average interest rate of 6.6 per cent and a weighted average time to maturity of 3 years (2001: US$822 million with a weighted average interest rate of 7.0 per cent and a weighted average time to maturity of four years).
(e)	Interest rates on the great majority of the Group's floating rate financial liabilities and assets will have been reset within six months. The interest rates applicable to the Group's US dollar denominated floating rate financial liabilities and assets did not differ materially at the year end from the three month US dollar LIBOR rate of 1.4 per cent.
(f)	The above table does not include the remaining US$60 million (2001: US$80 million) net provision for the market to market valuation of the hedge books held by companies acquired in 2000 and 2001 and other financial assets of US$122 million (2001: US$343 million), all of which are non interest bearing. Further details of the instruments included within the acquisition provision for mark to market valuation of the hedge books held by companies acquired are shown in section A above and section C below.
(g)	These non interest bearing financial liabilities have been presented in the financial statements on a discounted basis, using a discount rate of 3.8 per cent.

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

28  Financial Instruments (continued)

C) Commodities
The Group's material commodity derivatives are itemised below:

2002
Fair value
US$m

Commodity derivatives, including options, of which US$2 million relates to acquisitions during 2000	6

Total fair value	6
Deduct: Fair value recognised on acquisition in respect of these contracts	(3)

Fair value not recognised	3

D) Liquidity
The maturity profile of the Group's net debt is discussed in the Balance Sheet section of the Financial review on page 31 of the Annual report and financial statements.

Financial assets and liabilities are repayable as follows:

	2002	2001

	US$m	US$m
Financial liabilities
Within 1 year, or on demand	(3,434)	(3,835)
Between 1 and 2 years	(215)	(770)
Between 2 and 3 years	(394)	(149)
Between 3 and 4 years	(1,042)	(152)
Between 4 and 5 years	(810)	(1,176)
After 5 years	(466)	(319)

	(6,361)	(6,401)
Financial assets
Within 1 year, or on demand	668	612
Between 1 and 2 years	10	51
Between 2 and 3 years	10	48
Between 3 and 4 years	14	48
Between 4 and 5 years	14	14
After 5 years	168	180

Total per currency/interest rate analysis	(5,477)	(5,448)

In addition, of the remaining US$60 million net provision for the mark to market valuation of the hedge books held by companies acquired in 2000 and 2001, US$15 million matures in 2003, US$39 million in 2004 to 2007 and US$6 million thereafter. There are other financial assets totalling US$122 million of which US$86 million have no fixed maturity and US$36 million which has a maturity greater than one year.
In accordance with FRS 4, all commercial paper is classified as short term borrowings though the US$1,749 million outstanding at 31 December 2002 is all backed by medium term facilities (2001: commercial paper of US$2,889 million of which US$1,900 million was backed by medium term facilities). Under US and Australian GAAP, the US$1,749 million would be grouped within non-current borrowings at 31 December 2002. Further details of available facilities are given below.
As at 31 December 2002, a total of US$1,833 million is outstanding under the US$2 billion European Medium Term Notes facility, of which US$674 million is repayable within one year. A US$500 million five year bond was issued in 2001 from a possible US$1 billion which the Group is able to issue under the SEC shelf registration filed in that year, subject to market conditions and terms
At 31 December 2002, the Group had unutilised standby credit facilities totalling US$2.8 billion. These facilities, which are summarised below, are for back-up support for the Group”s commercial paper programmes and for general corporate purposes:

	2002	2001

	US$m	US$m
Within 1 year	1,050	1,725
Between 1 and 2 years	1,650	-
After 2 years	100	1,900

	2,800	3,625

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

28  Financial Instruments (continued)

E) Fair values of financial instruments
The carrying values and the fair values of Rio Tinto's financial instruments at 31 December are shown in the following table. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties. Where available, market values have been used to determine fair values. In other cases, fair values have been calculated using quotations from independent financial institutions, or by discounting expected cash flows at prevailing market rates. The fair value of cash, short term borrowings and loans to joint ventures and associates approximates to the carrying value, as a result of their short maturity or because they carry floating rates of interest.

If Rio Tinto's financial instruments were sold at the fair values shown, tax of US$37 million would become recoverable (2001: US$117 million). The maturity of the financial instruments is shown in the notes above.

	2002		2001

	Carrying	Fair	Carrying	Fair
	value	value	value	value
US$m
Primary financial instruments held or issued to
finance the Group's operations:
Cash (note 17)	325	325	679	679
Current asset investments (note 17)	306	310	11	11
Short term borrowings	(3,370)	(3,387)	(3,835)	(3,835)
Medium and long term borrowings	(2,856)	(2,986)	(2,566)	(2,607)
Loans to joint ventures and associates (note 13)	253	253	263	263
Other (liabilities)/assets	(165)	(165)	343	342

	(5,507)	(5,650)	(5,105)	(5,147)
Derivative financial instruments held to manage
the interest rate and currency profile:
Currency forward contracts hedging trading transactions (A)	(20)	(115)	(32)	(314)
Currency option contracts hedging trading transactions (A)	(43)	(82)	(49)	(114)
Currency forward contracts hedging future capital expenditure (A)	-	62	-	(16)
Currency swaps hedging non US dollar debt (A)	152	152	-	-
Interest rate swap agreements and options (B)	-	94	-	4
Commodity forward/future contracts hedging trading transactions (C)	3	6	1	11

	(5,415)	(5,533)	(5,185)	(5,576)

Less: mark to market provision at acquisition	60		80
Other financial assets	(122)		(343)

Total per liquidity analysis	(5,477)		(5,448)

Gains and losses on hedges
Changes in the fair value of derivatives used as hedges of trading transactions, capital expenditure and interest rate exposures, including changes relating to derivatives held by companies acquired during 2000 and 2001, are not recognised in the financial statements until the hedged position matures.

US$m			2002	2001
			Total net	Total net
			gains/	gains/
	Gains	Losses	(losses)	(losses)

Unrecognised gains and losses on hedges at 1 January	42	(391)	(349)	(137)
Gains and losses arising in previous years recognised in the year	(13)	101	88	28

Gains and losses arising before 1 January that were not recognised in the year	29	(290)	(261)	(109)
Gains and losses arising in the year that were not recognised in the year	173	113	286	(240)

Unrecognised gains and losses on hedges at 31 December	202	(177)	25	(349)

Of which:
Gains and losses expected to be recognised within one year	61	(26)	35	(88)
Gains and losses expected to be recognised in more than one year	141	(151)	(10)	(261)

	202	(177)	25	(349)

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

29  Contingent liabilities and commitments

	Rio Tinto plc - part of Rio Tinto Group		Rio Tinto Limited - part of Rio Tinto Group		Rio Tinto Group

	2002	2001	2002	2001	2002	2001

	US$m	US$m	US$m	US$m	US$m	US$m
Commitments
Contracted capital expenditure at 31 December	68	269	282	293	350	562
Operating lease commitments	13	8	89	95	102	103
Other commitments	-	-	51	62	51	62

Included above are operating lease commitments falling due within one year of US$26 million (2001: US$30 million).

Unconditional purchase obligations
The aggregate amount of future payment commitments under unconditional purchase obligations outstanding at 31 December 2002 was US$2,539 million. The amounts payable in each of the next 5 years are as follows: 2003: US$209 million, 2004: US$213 million, 2005: US$215 million, 2006: US$187 million and 2007: US$193 million. These future payment commitments mainly consist of take or pay contracts for the supply of power.

	Rio Tinto plc - part of Rio Tinto Group		Rio Tinto Limited - part of Rio Tinto Group		Rio Tinto Group

	2002	2001	2002	2001	2002	2001

	US$m	US$m	US$m	US$m	US$m	US$m

Contingent liabilities
Indemnities and other performance guarantees on
which no material loss is expected	16	70	129	69	145	139

Pursuant to the DLC merger both Rio Tinto plc and Rio Tinto Limited issued deed poll guarantees by which each guaranteed contractual obligations incurred by the other or, to the extent guaranteed by the other, any person. The amounts shown above for Rio Tinto plc and Rio Tinto Limited do not reflect these deed poll guarantees.

There are a number of legal claims arising from the normal course of business which are currently outstanding against the Group. No material loss to the Group is expected to result from these claims.

In 2002, the Australian Tax Office issued assessments of approximately A$500 million (which amount includes penalties and interest) in relation to certain transactions undertaken by the Australian group in a prior year. (This assessment would equate with US$283 million at the year end exchange rate). The Group has lodged objections to the assessments but these have not yet been determined. This dispute may result in litigation but, based on Counsels’ opinion, the directors believe that the assessments are not sustainable under the Australian law prevailing at the time of the transactions. Accordingly, the directors believe that no material loss will arise. In accordance with Australian tax law and practice, payment of all or part of the disputed tax assessment may be required pending resolution of the dispute. Any such payment will be subject to recovery with interest if, as is believed, the Group is successful in challenging the assessment. These assessments relate to the Rio Tinto Limited part of the Rio Tinto Group and therefore are also relevant to the Rio Tinto Group and the Rio Tinto plc part of the Group.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

30  Average number of employees

	Subsidiaries and joint arrangements (a)

	2002	2001	2000

The principal locations of employment were :
North America	8,906	9,143	7,884
Australia and New Zealand	8,721	8,876	7,624
Africa	6,012	6,273	6,964
Europe	2,765	2,864	2,660
South America	1,708	1,614	1,695
Indonesia	908	1,065	1,283
Other countries	150	188	182

	29,170	30,023	28,292

	Joint ventures and associates (a)
	(Rio Tinto share)

	2002	2001	2000

The principal locations of employment were :
North America	873	922	1,132
Australia and New Zealand	995	881	531
Africa	450	468	473
Europe	433	473	623
South America	940	823	770
Indonesia	2,774	2,771	2,797
Other countries	158	155	156

	6,623	6,493	6,482

	Group total

	2002	2001	2000

The principal locations of employment were :
North America	9,779	10,065	9,016
Australia and New Zealand	9,716	9,757	8,155
Africa	6,462	6,741	7,437
Europe	3,198	3,337	3,283
South America	2,648	2,437	2,465
Indonesia	3,682	3,836	4,080
Other countries	308	343	338

	35,793	36,516	34,774

(a)	Employee numbers, which represent the average for the year, include 100 per cent of employees of subsidiary companies. Employee numbers for joint arrangements, joint ventures and associates are proportional to the Group's equity interest. Average employee numbers include a part year effect for companies acquired during the year.
(b)	Part-time employees are included on a full time equivalent basis. Temporary employees are included in employee numbers.
(c)	People employed by contractors are not included.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

31  Principal subsidiaries at 31 December 2002

		Class of	Proportion	Group	Ultimate
Company and country		shares	of class	interest	parent
of incorporation	Principal activities	held	held %	%	company

Australia
Argyle Diamond Mines (c)	Mining and processing of diamonds		(c)	100	Rio Tinto Limited
Coal & Allied Industries Limited	Coal mining	Ordinary	75.71	75.71	Rio Tinto Limited
Comalco Limited	Bauxite mining; alumina production;	Ordinary	100	100	Rio Tinto Limited
	primary aluminium smelting
Dampier Salt Limited	Salt production	Ordinary	64.94	64.94	Rio Tinto Limited
Energy Resources of Australia Ltd	Uranium mining	Class A	68.39	68.39	Rio Tinto Limited
Hamersley Iron Pty Limited	Iron ore mining	Ordinary	100	100	Rio Tinto Limited
Peak Gold Mines Pty Limited	Gold mining	Ordinary	100	100	Rio Tinto Limited
Pacific Coal Pty Limited	Coal mining	Ordinary	100	100	Rio Tinto Limited

Brazil
Rio Paracatu Mineracao S.A.	Gold mining	Common	51	51	Rio Tinto plc
Mineracao Serra da Fortaleza	Nickel mining	Common	100	100	Rio Tinto plc
Limitada

Canada
Iron Ore of Company of Canada Inc (d)	Iron ore mining; iron ore pellets	Series A & E	58.72	58.72	Rio Tinto Limited
QIT-Fer et Titane Inc	Titanium dioxide feedstock;	Common shares	100	100	Rio Tinto plc
	high purity iron and steel	Preferred shares	100	100

France
Talc de Luzenac S.A.	Mining, refining and marketing of talc	E15.25	99.94	99.94	Rio Tinto plc

Indonesia
P.T. Kelian Equatorial Mining	Gold mining	Ordinary US$1	90	90	Rio Tinto Limited

Namibia
Rossing Uranium Limited (e)	Uranium mining	'B'N$1	71.16	68.58	Rio Tinto plc
		'C'N10c	70.59

Papua New Guinea
Bougainville Copper Limited (f)	Copper and gold mining	Ordinary 1 Kina	53.58	53.58	Rio Tinto Limited

South Africa
Palabora Mining Company Limited	Copper mining, smelting and refining	R1	75.2	49.2	Rio Tinto plc
Richards Bay Iron and Titanium	Titanium dioxide feedstock;	R1	50.5	50	Rio Tinto plc
(Pty) Limited	high purity iron

Sweden
Zinkgruvan AB	Zinc, lead and silver mining	Ordinary	100	100	Rio Tinto Limited

United Kingdom
Anglesey Aluminium Metal Limited	Aluminium smelting	Ordinary £1	51	51	Rio Tinto plc

United States of America
Kennecott Holdings Corporation	Copper and gold mining, smelting	Common US$0.01	100	100	Rio Tinto plc
(including Utah Copper,	and refining, land development
Kennecott Minerals and Kennecott
Land Company)
Kennecott Energy & Coal Company	Coal mining	Common US$1	100	100	Rio Tinto plc
U.S. Borax Inc.	Mining, refining and marketing of borates	Common US$1	100	100	Rio Tinto plc

Zimbabwe
Rio Tinto Zimbabwe Limited	Gold mining and metal refining	Ordinary Z40c	56.04	56.04	Rio Tinto plc

(a)	The Group comprises a large number of companies and it is not practical to include all of them in this list. The list therefore only includes those companies that have a more significant impact on the profit or assets of the Group.
(b)	All companies operate mainly in the countries in which they are incorporated.
(c)	The entity marked (c) is unincorporated.
(d)	In addition, the Group holds 20.3 per cent of the Labrador Iron Ore Royalty Income Fund which has a 15.1 per cent interest in the Iron Ore Company of Canada.
(e)	The Group holding of shares in Rossing Uranium Limited carries 35.54 per cent of the total voting rights. Rossing is consolidated by virtue of Board control.
(f)	The results of Bougainville Copper Limited are not consolidated - refer to note 39.
(g)	The Group's principal subsidiaries are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

32  Principal joint venture interests at 31 December 2002

			Class of	Proportion	Group	Ultimate
Name and country		Number of shares	shares	of class	interest	parent
of incorporation/operation	Principal activities	held by the Group	held	held %	%	company

Australia
Bengalla	Coal mining		(b)		30.3	Rio Tinto Limited
Blair Athol Coal	Coal mining		(b)		71.2	Rio Tinto Limited
Kestrel	Coal mining		(b)		80.0	Rio Tinto Limited
Mount Thorley	Coal mining		(b)		60.6	Rio Tinto Limited
Warkworth	Coal mining		(b)		42.1	Rio Tinto Limited

Chile
Minera Escondida Limitada	Copper mining and refining				30	Rio Tinto plc

Indonesia
Grasberg expansion	Copper and gold mining		(b)		40	Rio Tinto plc
P.T. Kaltim Prima Coal	Coal mining	150,000	Ordinary US$100	50	50	Rio Tinto Limited

United States of America
Decker	Coal mining		(b)		50.0	Rio Tinto plc
Greens Creek	Silver, gold, zinc and lead mining		(b)		70.3	Rio Tinto plc
Rawhide	Gold mining		(b)		51.0	Rio Tinto plc

The Group has joint control of the above ventures and therefore includes them in its accounts using the gross equity accounting technique.

33  Principal associates at 31 December 2002

			Class of	Proportion	Group	Ultimate
Name and country		Number of shares	shares	of class	interest	parent
of incorporation/operation	Principal activities	held by the Group	held	held %	%	company

Argentina
Minera Alumbrera Limited	Copper and gold mining	92,901,000	Common	50	25	Rio Tinto Limited
		1,000,000	Preference	50	25

Papua New Guinea
Lihir Gold Limited (d)	Gold mining	185,758,126	Ordinary Kina 0.1	16.26	16.26	Rio Tinto plc

Portugal
Sociedade Mineira de Neves-Corvo S.A.	Copper mining	7,178,500	E5	49	49	Rio Tinto plc

South Africa
Tisand (Pty) Limited	Ilmenite, rutile	7,353,675	R1	49.5	50	Rio Tinto plc
	and zircon mining

United States of America
Cortez	Gold mining		(b)		40.0	Rio Tinto plc
Freeport-McMoRan	Copper & gold mining	23,931,100	Class 'B'	16.51	16.51	Rio Tinto plc
Copper & Gold Inc. (d)	in Indonesia		Common US$ 0.10

34  Principal joint arrangements at 31 December 2002

			Class of	Proportion	Group	Ultimate
Name and country		Number of shares	shares	of class	interest	parent
of incorporation/operation	Principal activities	held by the Group	held	held %	%	company

Australia
Boyne Smelters Limited	Aluminium smelting	153,679,560	Ordinary	59.4	59.4	Rio Tinto Limited
Channar Joint Venture	Iron ore mining		(b)		60.0	Rio Tinto Limited
Gladstone Power Station	Power generation		(b)		42.1	Rio Tinto Limited
Northparkes Mine	Copper/gold mining and processing		(b)	80	80	Rio Tinto Limited
Queensland Alumina Limited	Alumina production	854,078	Ordinary	38.6	38.6	Rio Tinto Limited
Robe River Iron Associates	Iron ore mining		(b)	65	53	Rio Tinto Limited
Hlsmelt Kwinana	Iron technology		(b)	60	60	Rio Tinto Limited
Bao-HI Ranges Joint Venture	Iron ore mining		(b)	54	54	Rio Tinto Limited

Canada
Diavik	Mining and processing of diamonds		(b)		60	Rio Tinto plc

New Zealand
New Zealand Aluminium Smelters Limited	Aluminium smelting	24,998,400	Ordinary	79.36	79.36	Rio Tinto Limited

(a)	The Group comprises a large number of companies and it is not practical to include all of them in this list. The list therefore only includes those companies that have a more significant impact on the profit or assets of the Group.
(b)	Those joint ventures, associates and joint arrangements marked (b) are unincorporated entities.
(c)	All entities operate mainly in the countries in which they are incorporated except where stated.
(d)	The Group equity accounts for its interests in Freeport-McMoRan Copper & Gold Inc. and Lihir Gold Limited because it exercises significant influence over their activities.
(e)	The Group's principal joint ventures, associates and joint arrangements are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

35  Purchases and sales of subsidiaries, joint arrangements, joint ventures and associates

Acquisitions
On 6 June 2002, the Group acquired an additional 9.5 per cent interest in reduction lines 1 and 2 at Boyne Smelters at a cost of US$78 million. The Group also increased its interest in Coal & Allied from 72.71 to 75.71 per cent on 17 September 2002, for a consideration of US$29 million. On 20 December 2002, the Group contributed additional equity to IOC, increasing its shareholding from 56.1 to 58.7%. The goodwill arising has been capitalised and is being amortised over the economic lives of the relevant assets, some of which exceed 20 years.

The table below shows the additional assets and liabilities consolidated by the Group in respect of the increase in Rio Tinto's interest in Boyne Smelters, a joint arrangement. It also reflects the reduction in the outside shareholders' interests of Coal & Allied and IOC resulting from the above transactions.

			Fair
	Book		value
	value	Re-valuations	to Group

	US$m	US$m	US$m
Tangible fixed assets	21	65	86
Investment in joint ventures	-	8	8
Accounts payable and accruals	(3)	-	(3)
Provisions for liabilities and charges	(5)	-	(5)
Outside interests	12	-	12

Net tangible assets acquired	25	73	98

Goodwill			8

Total consideration for acquisitions (cash)			106

Mining properties, included within tangible fixed assets and investments in joint ventures, were revalued by reference to the net present values of the projected cash flows for each business acquired, based on circumstances existing at the date of acquisition, less the estimated fair values of other separately identifiable assets and liabilities. Revaluation adjustments to other tangible fixed assets were based on depreciated replacement cost or, where appropriate, the asset's recoverable amount.

The fair values attributed to the mining properties and joint ventures of the Australian coal operations of the Peabody Group, acquired in 2001, in the balance sheet reported at 31 December 2001 were provisional. These fair values have been updated during 2002 to take account of updated estimates of the future cash flows for the businesses acquired, based on a closer examination of the potential of these businesses at the date of acquisition, a further analysis of tax and other liabilities and the proceeds of the disposals referred to below. This has resulted in an increase in the fair values ascribed to the retained joint ventures of US$55 million, an increase in current tax liabilities of US$46 million, an increase in tangible fixed assets of US$15 million, an increase in provisions of US$12 million and a decrease in assets held for resale (see below) of US$12 million.

The ownership of Itallumina was transferred from a Rio Tinto Limited subsidiary to a Rio Tinto plc subsidiary during 2002 for a consideration of US$13 million.

Disposals
Total disposal proceeds for the sale of subsidiaries, joint ventures and associates were US$233 million. The Group disposed of the Moura joint venture and Ravensworth and Narama thermal coal complex which were acquired with the Australian coal operations of the Peabody Group in 2001. This disposal had no earnings effect as the fair values ascribed to these assets on acquisition were adjusted during 2002 to reflect the sale proceeds. This involved a decrease in the fair value ascribed to assets held for resale of US$12 million.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

36  Directors' remuneration
Aggregate remuneration of the directors of the parent Companies was as follows:

	Rio Tinto Group

	2002	2001	2000

	US$'000	US$'000	US$'000

Emoluments	9,541	8,402	8,973
Long term incentive plans	8,443	4,439	2,870

	17,984	12,841	11,843

Pension contributions	65	4	4
Gains made on exercise of share options	2,992	17	9

For 2002, a total of £3,467,688 (A$9,701,754) (US$5,389,636), (2001: £2,030,214 (A$5,719,166)(US$2,937,132) was attributable to the highest paid director in respect of the aggregate amounts disclosed in the above table, including gains made on exercise of share options. The accrued pension entitlement for the highest paid director was £656,000 (A$1,812,528) (US$984,000), (2001: £579,000 (A$1,642,452) (US$840,129)).

The aggregate remuneration, including pension contributions and other retirement benefits, incurred by Rio Tinto plc in respect of its directors was £7,333,000 (US$11,492,000) (2001: £5,384,000 (US$7,786,000)). There were no pension contributions.

The aggregate remuneration, including pension contributions and other retirement benefits, incurred by Rio Tinto Limited in respect of its directors was A$11,756,000 (US$6,557,000) (2001: A$9,841,000 (US$5,059,000)). The aggregate pension contribution was A$119,232 (US$64,730) (2001: A$7,200 (US$3,723)).

During 2002, seven directors (2001: six) accrued retirement benefits under defined benefit arrangements.

Shares awarded last year in respect of the MCCP 1998 performance period vested after the publication of the 2001 Annual Report and financial statements and the value of awards provided therein were estimated based on share prices of 1,399p and A$39.594. The actual share prices on 1 March 2002 when the awards vested were 1,420p and A$39.30 and the above 2002 figures for long term incentive plans have been adjusted accordingly. Further details are given in the Remuneration report on page 58 of the 2002 Annual Report and Financial Statements.

Emoluments included in the table above have been translated from local currency at the average rate for the year with the exception of bonus payments, which, together with amounts payable under long term incentive plans, have been translated at the year end rate.

More detailed information concerning directors’ remuneration, shareholdings and options is shown in the Remuneration report, including Tables 1 to 5, on pages 56 to 59 of the 2002 Annual Report and Financial Statements.

37  Auditors' remuneration

	Rio Tinto plc - part of Rio Tinto Group			Rio Tinto Limited - part of Rio Tinto Group			Rio Tinto Group

	2002	2001	2000	2002	2001	2000	2002	2001	2000

Auditors' remuneration	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Group auditors	2.7	2.6	2.4	1.4	1.4	1.4	4.1	4.0	3.8
Other auditors	0.2	0.2	0.2	0.1	0.3	0.1	0.3	0.5	0.3

	2.9	2.8	2.6	1.5	1.7	1.5	4.4	4.5	4.1

Amounts payable to the Group Auditors
for non audit work:
Tax	0.6	0.9	0.3	1.7	0.9	0.8	2.3	1.8	1.1
Internal audit	0.3	0.2	0.4	-	-	-	0.3	0.2	0.4
Half year review and other public filings	0.3	0.6	0.2	0.2	0.1	0.1	0.5	0.7	0.3
Work connected with acquisitions and
disposals	-	-	-	0.3	0.4	0.7	0.3	0.4	0.7
Other	0.8	1.4	1.5	0.4	0.8	0.9	1.2	2.2	2.4

	2.0	3.1	2.4	2.6	2.2	2.5	4.6	5.3	4.9

(a)	The audit fees payable to PricewaterhouseCoopers, the Group auditors, are reviewed by the Audit committee. The committee sets the policy for awarding non audit work to the auditors and reviews the nature and extent of such work, and the amount of the related fees, to ensure that independence is maintained. The fees disclosed above consolidate all payments made to PricewaterhouseCoopers by the Companies and their subsidiaries.
(b)	Amounts payable to PricewaterhouseCoopers for non audit work for the Group's UK companies were US$0.9 million (2001: US$1.5 million, 2000: US$0.4 million) and for the Group's Australian companies were US$1.7 million (2001: US$1.9 million, 2000: US$2.5 million).
(c)	Fees to firms of accountants other than PricewaterhouseCoopers for non audit services amounted to US$5.5 million (2001: US$10.4 million). Such services included assistance with the implementation of new systems, internal audit and tax advice.

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

38  Related party transactions

Information about material related party transactions of the Rio Tinto Group is set out below:

Subsidiary companies: Details of investments in principal subsidiary companies are disclosed in note 31.

Joint ventures and associates: Information relating to joint ventures and associates can be found in the following notes

Note 5 Note 6 Note 7 Note 13 Note 16 Note 19 Note 25 Note 26 Note 27 Note 32 Note 33 Note 35	- Net interest payable and similar charges
 - Amortisation of discount
 - Taxation charge for the year
 - Fixed asset investments
 - Accounts receivable and prepayments
 - Accounts payable and accruals
 - Share premium and reserves
 - Product analysis
 - Geographical analysis
 - Principal joint venture interests
 - Principal associates
- Purchases and sales of subsidiaries, joint arrangements, joint ventures and associates

Information relating to joint arrangements can be found in note 34 - Principal joint arrangements.

Pension funds: Information relating to pension fund arrangements is disclosed in note 40

Directors: Details of directors' remuneration are set out in note 36 and in the remuneration report on pages 53 to 59 of the 2002 Annual Report and Financial Statements.

Leighton Holdings Limited (Leighton)
In 2001, Mr Morschel became a director and, subsequently, the chairman of Leighton, Australia's largest project development and contracting group. A number of Rio Tinto companies in Australia and Indonesia have, in the ordinary course of their businesses, awarded commercial contracts to subsidiaries of Leighton. The Board does not consider the value of these contracts to be material to the business of either Leighton or the Rio Tinto Group.

Transactions between the Rio Tinto plc part of the Group and the Rio Tinto Limited part of the Group
These are eliminated on the consolidation of the Rio Tinto Group. Transactions during the year included the following:

-	A dividend of US $146 million was paid by Rio Tinto Limited on the DLC Dividend Share, which was issued to facilitate the efficient management of funds within the DLC structure. Of this, US$55 million was paid out of Rio Tinto plc's 37.4% share of the reserves of Rio Tinto Limited and, therefore, had no impact on the shareholders' funds of Rio Tinto plc. The remaining US$91 million of this dividend gave rise to an increase in the shareholders' funds of the Rio Tinto plc part of the Group. This dividend, however, had no impact on the shareholders' funds of the Rio Tinto Group as the economic interests of shareholders both of Rio Tinto plc and Rio Tinto Limited are in the combined net assets of the two dual listed companies.

-	The ownership of Itallumina was transferred from a Rio Tinto Limited subsidiary to a Rio Tinto plc subsidiary during 2002 for a consideration of US$13 million. The Rio Tinto Limited part of the Group recognised a gain of US$5 million in respect of this disposal.

39  Bougainville Copper Limited ('BCL')

The Panguna mine remains shut down. Access to the mine site has not been possible and an accurate assessment of the condition of the assets cannot be determined. Considerable funding would be required to recommence operations to the level which applied at the time of the mine's closure in 1989 and these funding requirements cannot be forecast accurately. The directors do not have access to reliable, verifiable or objective information on BCL and the directors have therefore decided to exclude BCL information from the financial statements. BCL reported a net profit of US$2 million for the financial year (2001: profit of US$3 million, 2000: profit of US$6 million). This is based upon actual transactions for the financial year. The aggregate amount of capital and reserves reported by BCL as at 31 December 2002 was US$76 million (2001: US$79 million). The Group owns 214,887,966 shares in BCL, representing 53.6 per cent of the issued share capital. The investment of US$195 million was fully provided against in 1991. At 31 December 2002, the market value of the shareholding in BCL was US$16 million.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

40  Post retirement benefits

a) Description of schemes
The Group operates a number of pension plans around the world. Whilst some of these plans are defined contribution, the majority are of the defined benefit type, with assets held in separate trustee administered funds, which are reviewed by independent qualified actuaries. A triennial actuarial valuation of the Group's UK plan was made at 31 March 2000 using the projected unit method. The main financial assumptions used for the independent actuarial review as at 31 December 2002 were: rate of return on investments 6.5 per cent (2001: 7.0 per cent), rate of earnings growth 4.8 per cent (2001: 5.0 per cent) plus promotional salary scale, rate of pension increase 2.3 per cent (2001: 2.5 per cent). Assets were measured at market value, smoothed over a one year period (2001: smoothed market value).

Based on an average of market prices for the four quarters to 31 December 2002, the value of the assets in the UK pension plans was sufficient to cover 129 per cent (2001: 154 per cent) of the benefits that had accrued to members after allowing for expected increases in earnings. The smoothed market value of the assets was US$1,358 million (2001: US$1,417 million).

In Australia, whilst Group companies sponsor or subscribe to a number of pension plans, the Rio Tinto Staff Superannuation Fund is the only significant plan. This plan principally contains defined contribution liabilities but also has defined benefit liabilities. Independent actuarial valuations are made annually using the projected unit method. The main financial assumptions used for the valuation as at 30 September 2002 were: rate of return on investments (after tax) 6.5 per cent (2001: 6.5 per cent), rate of earnings growth 4.0 per cent (2001: 4.0 per cent) plus promotional salary scale, rate of pension increase 2.5 per cent (2001: 2.5 per cent). Assets were measured at smoothed market value (2001: smoothed market value).
Based on an average of the market prices for the four quarters to 31 December 2002, the value of the assets in the Australian pension plans was sufficient to cover 103 per cent (2001: 115 per cent) of the benefits that had accrued to members after allowing for expected increases in earnings. The smoothed market value of the assets was US$600 million (2001: US$586 million).

A number of defined benefit pension plans are sponsored by the US entities, typically with separate provision for salaried and hourly paid staff. Independent actuarial valuations are made annually using the projected unit method. The main financial assumptions used for the valuation as at 30 September 2002 were: rate of return on investments 6.7 per cent (2001: 7.5 per cent), rate of earnings growth, where appropriate, 3.25 per cent (2001: 3.5 per cent). Assets were measured at smoothed market value (2001: smoothed market value).

Based on an average of the market prices for the four quarters to 31 December 2002, the value of the assets in the US plans was sufficient to cover 81 per cent (2001: 103 per cent) of the benefits that had accrued to members after allowing for expected increases in earnings. Within the total there were plans which had deficits of US$136 million (2001: US$67 million). The smoothed market value of the assets was US$551 million (2001: US$613 million). Contributions will be paid, if necessary, to ensure that the plans meet statutory US funding levels.
A number of defined benefit pension plans are sponsored by entities in Canada. Independent actuarial valuations are made annually using the projected unit method. The main financial assumptions used for the valuation as at 30 September 2002 were: rate of return on investments 6.5 per cent (2001: 7.75 per cent), rate of earnings growth, where appropriate, 3.7 per cent (2001: 5.0 per cent). Assets were measured at smoothed market value (2001: smoothed market value).

Based on an average of the market prices for the four quarters to 31 December 2002, the value of the assets in the Canadian plans was sufficient to cover 82 per cent (2001: 105 per cent) of the benefits that had accrued to members after allowing for expected increases in earnings. Within the total there were plans which had deficits of US$134 million (2001: US$27 million). The smoothed market value of the assets was US$538 million (2001: US$557 million). Additional contributions will be paid in 2003 to meet a funding shortfall in one Canadian plan.

The main defined benefit plans outside the UK, Australia and North America were assessed at various dates during 2001 and 2002. The total market value of the assets at the assessment dates was US$202 million (2001: US$224 million). The actuarial value of the total assets of these plans was sufficient to cover 141 per cent (2001: 137 per cent) of the benefits that had accrued to members after allowing for expected increases in earnings. The expected average remaining service life in the major plans ranges from 10 to 20 years with an overall average of 12 years.

The main pension plans providing purely defined contribution benefits held assets, equal to their liabilities, of US$101 million as at 31 December 2002. The Group's contributions to these plans are charged against profits.

The Group uses asset values smoothed over a one year period in arriving at its pension costs under SSAP 24. Pension costs for 2003 are expected to be higher than in 2002 as a result of changes in stock market values.

Certain subsidiaries of the Group, mainly in the US, provide health and life insurance benefits to retired employees and in some cases their beneficiaries and covered dependants. Eligibility for cover is dependent upon certain age and service criteria. These arrangements are unfunded. On 30 September 2002, the unfunded accumulated post retirement benefits obligation and annual cost of accrual of benefits were determined by independent actuaries using the projected unit method. In the US, the main financial assumptions were: discount rate 6.5 per cent (at 30 September 2001: 7.5 per cent), Medical Trend Rate 8.0 per cent reducing to 5.0 per cent by the year 2009 (at 30 September 2001 initially 8.5 per cent reducing to 5.0 per cent by the year 2009), claims cost based on individual company experience. The assumptions were consistent with those adopted for determining pension costs. At 30 September 2002, the unfunded accumulated post retirement benefits obligation (excluding associates and joint ventures) was US$437 million (at 30 September 2001: US$362 million).

b) FRS 17 Transitional disclosures for 2002
Mandatory implementation of FRS 17 - 'Retirement Benefits', which deals with accounting for post retirement benefits, has been delayed until the year ending 31 December 2005 but additional disclosures are required for the current year, which are shown below. The standard requires pension deficits, and surpluses to the extent that they are considered recoverable, to be recognised in full. Annual service cost and net financial income on the assets and liabilities of the schemes are recognised through earnings. Other fluctuations in the value of the surpluses/deficits are recognised in the Statement of Total Recognised Gains and Losses (STRGL).

Details of post retirement benefit scheme assets and liabilities at 31 December 2002 and 2001, valued on a projected unit basis in accordance with FRS 17, are set out below:

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

40  Post retirement benefits (continued)

	UK	Australia	US	Canada	Other (mainly Africa)

Main assumptions for FRS 17 purposes
At 31 December 2002
Rate of increase in salaries	4.8%	4.0%	3.2%	3.7%	10.5%
Rate of increase in pensions	2.3%	2.5%	-	-	7.0%
Discount rate	5.6%	6.2%	6.2%	6.5%	11.5%
Inflation	2.3%	2.5%	2.2%	2.2%	7.0%

At 31 December 2001
Rate of increase in salaries	5.5%	4.0%	3.5%	4.0%	10.5%
Rate of increase in pensions	2.5%	2.5%	-	-	5.8%
Discount rate	6.0%	6.5%	7.0%	7.0%	11.5%
Inflation	2.5%	2.5%	2.5%	2.5%	5.8%

The main financial assumptions used for the health care schemes, which are predominantly in the US, were: discount rate 6.2% (2001: 7%), Medical Trend rate: 8% reducing to 5% by the year 2009 (2001: Medical Trend rate: 8.5% reducing to 5% by the year 2009), claims cost based on individual company experience.

	UK	Australia	US	Canada	Other (mainly Africa)

Long term rate of return expected at 31 December 2002
Equities	7.3%	7.0%	7.2%	7.2%	12.5%
Bonds	5.0%	5.5%	5.6%	6.0%	11.0%
Other	4.6%	5.9%	6.4%	5.0%	10.2%

Long term rate of return expected at 31 December 2001
Equities*	7.5%	7.0%	7.5%	7.5%	12.5%
Bonds	5.5%	6.0%	6.5%	6.5%	11.0%
Other	5.3%	6.3%	6.8%	5.1%	9.7%

* The equity return assumptions applied in determining the impact of FRS 17 on the profit and loss account for 2002 have been reduced by approximately 1 per cent on average from those quoted in the 2001 Annual report and financial statements.

Scheme assets
The assets in the schemes and the contributions made were:

	UK	Australia	US	Canada	Other (mainly Africa)	Total

Value at 31 December 2002	US$m	US$m	US$m	US$m	US$m	US$m
Equities	823	377	342	271	93	1,906
Bonds	294	165	150	180	18	807
Other	155	65	39	64	190	513

	1,272	607	531	515	301	3,226

Value at 31 December 2001
Equities	965	416	441	375	161	2,358
Bonds	244	137	135	189	45	750
Other	147	64	56	17	30	314

	1,356	617	632	581	236	3,422

Employer contributions made during 2002	-	10	4	15	4	33

Employer contributions made during 2001	-	6	3	13	-	22

In addition, there were contributions of US$16 million (2001: US$13 million) in respect of unfunded health care schemes in the year. Since these schemes are unfunded, contributions for future years will be equal to benefit payments and therefore cannot be pre-determined.

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

40  Post retirement benefits (continued)

In relation to pensions, it is expected that there will be no regular employer or employee contributions to the UK plan in the period before the next full valuation. There are no pre-agreed contribution rates outside the UK, Canada and Australia for periods beyond 2003. Cash contributions to the main Australian plan recommended in December 2002 at rates set by the actuary to the plan and are primarily to defined contribution arrangements. In the US, contributions are agreed annually in nominal terms. Contribution rates for the Canadian schemes vary between the plans from zero to 6.5 per cent, although additional contributions will be paid in 2003 to meet a funding shortfall in one plan.

The most recent full valuation of the UK schemes was at 31 March 2000. The most recent full valuation of the Australian schemes was at 30 September 2002. For both the US and Canadian schemes, the most recent full valuation was at 1 January 2002.

Surpluses/(deficits) in the plans
The following amounts were measured in accordance with FRS 17:

At 31 December 2002	UK US$m	Australia US$m	US US$m	Canada US$m	Other US$m	Healthcare US$m	Total US$m

Total market value of assets	1,272	607	531	515	301	-	3,226
Present value of plan liabilities	(1,178)	(594)	(721)	(670)	(312)	(417)	(3,892)

Surplus/(deficit) in the plans	94	13	(190)	(155)	(11)	(417)	(666)

Related deferred tax							113
Related outside shareholders' interest							47

Net post retirement liability							(506)

Surplus/(deficit) in the plans comprises:
Surplus	108	13	45	2	-	-	168
Deficit	(14)	-	(235)	(157)	(11)	(417)	(834)

	94	13	(190)	(155)	(11)	(417)	(666)

At 31 December 2001	UK US$m	Australia US$m	US US$m	Canada US$m	Other US$m	Healthcare US$m	Total US$m

Total market value of assets	1,356	617	632	581	236	-	3,422
Present value of plan liabilities	(1,036)	(537)	(619)	(587)	(242)	(323)	(3,344)

Surplus/(deficit) in the plans	320	80	13	(6)	(6)	(323)	78

Related deferred tax							(19)
Related outside shareholders' interest							24

Net post retirement asset							83

Surplus/(deficit) in the plans comprises:
Surplus	327	80	129	19	-	-	555
Deficit	(7)	-	(116)	(25)	(6)	(323)	(477)

	320	80	13	(6)	(6)	(323)	78

If the above amounts had been recognised in the financial statements, the Group's shareholders' funds at 31 December would have been as follows:

	2002 US$m	2001 US$m

Shareholders' funds including SSAP 24 post retirement net asset (2001 as restated)	7,462	7,043
Deduct: SSAP 24 post retirement net asset	96	140

Shareholders' funds excluding SSAP 24 post retirement net asset	7,366	6,903
Add: FRS 17 post retirement net (liability)/asset	(506)	83

Shareholders' funds including FRS 17 post retirement net (liability)/asset	6,860	6,986

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

40  Post retirement benefits (continued)

Movements in surplus/(deficit) during the year
The net post retirement surplus/(deficit) under FRS 17 would have moved as follows during 2002:

2002
US$m

Net post retirement surplus at 1 January	78
Movement in year:
Currency translation adjustment	19
Total current service cost (employer and employee)	(113)
Past service cost	(11)
Curtailment and settlement loss (one-off costs associated with early retirements on restructuring)	(2)
Other net finance income	23
Contributions (including employee contributions)	59
Actuarial loss recognised in STRGL	(719)

Net post retirement deficit at 31 December	(666)

Amounts which would have been recognised in the profit and loss account and in the STRGL under FRS 17
The following amounts would have been included within operating profit under FRS 17:
2002
US$m

Employer current service cost	(103)
Past service cost	(11)
Curtailment and settlement cost	(2)

Total operating charge (of which US$13 million related to defined contribution schemes)	(116)

The following amounts would have been included as other net finance income under FRS 17:
2002
US$m

Expected return on pension scheme assets (a)	254
Interest on post retirement liabilities	(231)

Net return	23

If the above amounts had been recognised in the financial statements, the Group's reported net earnings for 2002 would have decreased by US$15 million.

The following amounts would have been recognised within the Statement of Total Recognised Gains and Losses (STRGL) under FRS 17:

	2002	2002
	%	US$m

Actual return on pension scheme assets less expected return (a)		(599)
- as a percentage of scheme assets at 31 December 2002	(19)%

Experience gains and losses on post retirement liabilities (i.e. variances between the actuarial
estimate of liabilities and the subsequent outcome)		28
- as a percentage of the present value of post retirement liabilities at 31 December 2002	1%

Change in assumptions		(148)

Total amount recognised in STRGL		(719)
- as a percentage of the present value of post retirement liabilities at 31 December 2002	(18)%

(a) As calculated using the revised assumptions for equity returns as at 31 December 2001.

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

41   Rio Tinto financial information by business unit

			Gross turnover (a)			EBITDA (b)			Net earnings (c)
	Rio Tinto
	interest		2002	2001	2000	2002	2001	2000	2002	2001	2000

	%		US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Iron Ore
Hamersley (incl. HIsmel† ®)	100.0		1,117	1,118	1,100	688	733	621	410	441	344
Robe River	53.0		240	193	90	160	127	50	54	45	16
Iron Ore Company of Canada	58.7		400	380	179	16	67	42	(6)	16	7

			1,757	1,691	1,369	864	927	713	458	502	367

Energy
Kennecott Energy	100.0		949	882	817	260	223	210	86	84	81
Pacific Coal	100.0		417	362	341	236	201	177	136	117	93
Kaltim Prima Coal	50.0		216	212	150	79	101	66	26	42	18
Coal & Allied	75.7		623	647	340	207	255	128	68	102	49
Rossing	68.6		112	115	124	52	68	54	23	21	19
Energy Resources of Australia	68.4		113	90	33	50	38	19	12	7	4

			2,430	2,308	1,805	884	886	654	351	373	264

Industrial Minerals			1,847	1,768	1,869	722	797	786	289	323	324

Aluminium - Comalco	100.0		1,454	1,499	1,589	504	598	731	256	313	338

Copper
Kennecott Utah Copper	100.0		755	675	804	223	271	295	78	81	100
Escondida	30.0		283	289	388	121	142	236	32	41	97
Freeport	16.5		306	296	307	139	128	125	19	4	2
Freeport Joint Venture	40.0		349	316	273	215	186	149	113	88	71
Palabora	49.2		201	233	252	54	66	71	13	14	15
Peak/Northparkes	(d	)	74	87	58	22	43	31	(1)	13	7
Other copper			148	145	83	78	64	38	36	10	8
Other metals	(e	)	240	251	252	24	43	61	-	11	23

			2,356	2,292	2,417	876	943	1,006	290	262	323

Diamonds & Gold
Argyle	100.0		372	278	261	178	147	134	65	58	68
Diavik	60.0		-	-	-	-	-	0	-	-	-
Kennecott Minerals	100.0		205	196	185	93	83	91	38	33	43
Kelian	90.0		168	127	90	66	35	26	17	1	(9)
Brazil	(f	)	115	111	148	40	46	68	16	26	45
Other Diamonds & Gold			40	106	169	15	26	42	8	15	16

			900	818	853	392	337	361	144	133	163

Other items			84	62	70	(152)	(50)	(87)	(54)	27	(26)
Exploration and evaluation						(130)	(130)	(136)	(109)	(104)	(108)
Net interest									(95)	(167)	(138)

Adjusted EBITDA and adjusted earnings						3,960	4,308	4,028	1,530	1,662	1,507
Exceptional charges						(116)	-		(879)	(583)	-

Total			10,828	10,438	9,972	3,844	4,308	4,028	651	1,079	1,507

Reconciliation of EBITDA
Profit on ordinary activities before interest						1,602	2,387	2,912
Depreciation & amortisation in subsidiaries						954	929	849
Asset write downs relating to subsidiaries & joint ventures						955	701	-
Depreciation & amortisation in joint ventures & associates						333	291	267

						3,844	4,308	4,028

(a)	Gross turnover includes 100 per cent of subsidiaries' turnover and the Group's share of the turnover of joint ventures and associates.
(b)	EBITDA of subsidiaries, joint ventures and associates represents profit before: tax, net interest payable, depreciation and amortisation.
(c)	Net earnings represent after tax earnings attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before interest charges but after the amortisation of the discount related to provisions. Earnings attributable to joint ventures and associates include interest charges.
(d)	Rio Tinto has a 100 per cent interest in Peak and an 80 per cent interest in the Northparkes joint venture.
(e)	Includes Anglesey Aluminium in which Rio Tinto’s interest is 51 per cent.
(f)	Includes Morro do Ouro in which Rio Tinto’s interest is 51 per cent.
(g)	Business units have been classified above according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes the gold revenues of Kennecott Utah Copper and Freeport (Rio Tinto share) and the businesses of Rio Tinto Aluminium and Zinkgruvan. This summary differs, therefore, from the Product Analysis in which the contributions of individual business units are attributed to several products as appropriate.

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

41   Rio Tinto financial information by business unit (continued)

	Capital expenditure (h)			Depreciation (i)			Operating assets (j)		Employees (k)

	2002	2001	2000	2002	2001	2000	2002	2001	2002	2001	2000

	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	Number	Number	Number
Iron Ore
Hamersley (incl. HIsmelt ®)	79	58	76	94	90	104	923	762	2,006	2,070	2,164
Robe River	81	203	35	50	37	13	1,409	1,221	496	449	208
Iron Ore Company of Canada	39	242	62	35	36	18	408	612	1,936	2,099	694

	199	503	173	179	163	135	2,740	2,595	4,438	4,618	3,066

Energy
Kennecott Energy	152	54	33	128	110	100	454	439	1,710	1,656	1,450
Pacific Coal	126	20	11	37	31	37	406	275	679	526	473
Kaltim Prima Coal	5	4	6	21	22	25	46	59	1,380	1,348	1,353
Coal & Allied	58	31	14	69	44	34	626	786	1,375	1,379	662
Rossing	5	(1)	7	5	5	6	47	25	786	794	911
Energy Resources of Australia	4	2	1	23	22	9	140	165	262	232	88

	350	110	72	283	234	211	1,719	1,749	6,192	5,935	4,937

Industrial Minerals	133	146	194	158	144	147	2,098	2,046	6,723	7,079	7,239

Aluminium - Comalco	261	99	52	132	117	131	2,353	1,893	3,374	3,426	3,354

Copper
Kennecott Utah Copper	97	115	84	129	167	161	1,135	1,838	1,596	1,926	2,311
Escondida	117	188	68	52	52	53	449	447	704	623	637
Freeport	23	25	42	50	54	55	128	109	1,445	1,475	1,498
Freeport Joint Venture	55	57	18	40	35	27	412	398
Palabora	64	83	76	13	21	20	282	207	2,176	2,269	2,803
Peak/Northparkes	37	31	17	23	24	18	113	102	321	323	196
Other copper	17	13	7	39	36	16	202	155	669	673	571
Other metals	14	13	9	16	18	16	133	150	831	879	665

	424	525	321	362	407	366	2,854	3,406	7,742	8,168	8,681

Diamonds & Gold
Argyle	31	52	11	76	55	24	488	493	751	794	520
Diavik	206	182	94	-	-	-	484	318	250	99	72
Kennecott Minerals	21	21	22	43	41	31	155	166	763	814	877
Kelian	2	4	2	32	31	40	20	50	835	979	1,035
Brazil	14	22	16	11	11	11	91	119	1,320	1,181	1,154
Other diamonds & gold	4	9	18	4	7	13	94	118	1,954	2,005	2,303

	278	290	163	166	145	119	1,332	1,264	5,873	5,872	5,961

Other	13	3	(1)	7	10	7	113	(199)	1,451	1,418	1,536
Less: joint ventures and
associates (h), (i)	(241)	(271)	(176)	(333)	(291)	(267)

Total	1,417	1,405	798	954	929	849	13,209	12,754	35,793	36,516	34,774

Net debt							(5,747)	(5,711)

Net assets							7,462	7,043

(h)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment. The details provided include 100 per cent of subsidiaries' capital expenditure and Rio Tinto's share of the capital expenditure of joint ventures and associates. Amounts relating to joint ventures and associates not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure.
(i)	Depreciation figures include 100 per cent of subsidiaries' depreciation and amortisation of goodwill and include Rio Tinto's share of the depreciation and goodwill amortisation of joint ventures and associates. Amounts relating to joint ventures and associates are deducted before arriving at the total depreciation charge.
(j)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders' interests which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies' debt). For joint ventures and associates, Rio Tinto's net investment is shown. For joint ventures and associates shown above, Rio Tinto's shares of operating assets, defined as for subsidiaries, are as follows: Escondida US$913 million (2001 : US$855 million), Freeport joint venture US$412 million (2001: US$398 million), Freeport associate US$533 million (2001: US$496 million), Kaltim Prima US$111 million (2001: US$144 million).
(k)	Employee numbers, which represent the average for the year, include 100 per cent of employees of subsidiary companies. Employee numbers for joint arrangements, joint ventures and associates are proportional to the Group's equity interest. Part time employees are included on a full time equivalent basis and people employed by contractors are not included. Average employee numbers include a part year effect for companies acquired during the year. Temporary employees are included in employee numbers.

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

42  Reconciliation to US Accounting Principles
Reconciliation with US GAAP

	Rio Tinto plc -						Rio Tinto Limited -
	part of Rio Tinto Group						part of Rio Tinto Group						Rio Tinto Group

	2002		2001		2000		2002		2001		2000		2002		2001		2000
			Restated		Restated				Restated		Restated				Restated		Restated

	US$m		US$m		US$m		US$m		US$m		US$m		US$m		US$m		US$m
Net earnings under UK GAAP	195		491		1,064		736		942		771		651		1,079		1,507
Increase/(decrease) before tax in respect of:
Amortisation of goodwill - subsidiaries
and joint arrangements	52		(88)		(65)		38		(9)		(10)		90		(97)		(75)
Amortisation of goodwill - equity
accounted companies (excluding Rio Tinto Limited)	-		(35)		(29)		-		-		-		-		(35)		(29)
Amortisation of intangibles - subsidiaries
and joint arrangements	(59)		-		-		-		-		-		(59)		-		-
Amortisation of intangibles - equity accounted
companies (excluding Rio Tinto Limited)	(9)		-		-		-		-		-		(9)		-		-
Exchange differences taken to earnings under US GAAP	(53)		9		-		293		(225)		(139)		240		(216)		(139)
Mark to market of certain derivative contracts	6		(6)		(15)		151		(42)		(88)		157		(48)		(103)
Asset write downs - subsidiaries and joint
arrangements	(422)		571		-		420		-		-		(2)		571		-
Asset write downs - equity accounted companies
excluding Rio Tinto Limited	(87)		(103)		-		-		-		-		(87)		(103)		-
Pensions/post retirement benefits	8		(73)		(73)		(7)		-		(3)		1		(73)		(76)
Exploration and evaluation	-		-		-		(17)		(83)		1		(17)		(83)		1
Share options	(12)		(6)		(11)		(5)		(2)		(2)		(17)		(8)		(13)
Higher cost of sales resulting from
acquisition accounting	-		-		-		-		(6)		(41)		-		(6)		(41)
Other	(29)		7		(22)		(52)		(52)		(17)		(81)		(45)		(39)
Taxation:
Tax effect of adjustments above	11		(51)		37		(125)		134		137		(114)		83		174
Other tax adjustments	(13)		3		2		-		-		-		(13)		3		2
Minority effect of adjustments above	6		2		-		(165)		14		5		(159)		16		5
Share of Rio Tinto Limited US GAAP adjustments	200		(103)		(68)		-		-		-		-		-		-

Net income/(loss) under US GAAP	(206)		618		820		1,267		671		614		581		1,038		1,174

Basic earnings per ordinary share under
US GAAP	(19.3)	c	58.1	c	77.1	c	254.0	c	134.6	c	113.9	c	42.2	c	75.5	c	85.5	c

Diluted earnings per ordinary share
under US GAAP	(19.3)	c	58.0	c	77.1	c	253.7	c	134.5	c	113.9	c	42.1	c	75.4	c	85.4	c

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

42   Reconciliation to US Accounting Principles (continued)

	Rio Tinto plc -			Rio Tinto Limited -
	part of Rio Tinto Group			part of Rio Tinto Group			Rio Tinto Group

	2002	2001	2000	2002	2001	2000	2002	2001	2000
		Restated	Restated		Restated	Restated		Restated	Restated

	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Shareholders' funds under UK GAAP (2001 and
2000 as previously reported)	5,899	6,039	6,462	2,510	1,822	1,414	7,462	7,176	7,344
Prior year adjustment	-	(137)	(137)	-	6	6	-	(133)	(133)

Shareholders' funds under UK GAAP (as
restated)	5,899	5,902	6,325	2,510	1,828	1,420	7,462	7,043	7,211
Increase/(decrease) before tax in respect of:
Goodwill - subsidiaries and joint arrangements	862	1,110	1,199	203	160	185	1,065	1,270	1,384
Goodwill - equity accounted companies
(excluding Rio Tinto Limited)	352	508	543	-	-	-	352	508	543
Intangibles - subsidiaries and joint
arrangements	271	-	-	-	-	-	271	-	-
Intangibles - equity accounted companies
(excluding Rio Tinto Limited)	49	-	-	-	-	-	49	-	-
Mark to market of derivative contracts	(10)	(2)	(19)	(44)	(331)	(84)	(54)	(332)	(103)
Asset write downs - subsidiaries and joint
arrangements	133	578	7	420	-	-	553	578	7
Asset write downs - equity
accounted companies
(excluding Rio Tinto Limited)	-	-	103	-	-	-	-	-	103
Pensions/post retirement benefits	(454)	(296)	(172)	(18)	21	97	(472)	(275)	(75)
Exploration and evaluation	-	-	-	(124)	(102)	(19)	(124)	(102)	(19)
Share options	(29)	(17)	(11)	(9)	(4)	(2)	(38)	(21)	(13)
Higher cost of sales resulting from
acquisition accounting	-	-	-	(49)	(44)	(41)	(49)	(44)	(41)
Reversal of additional provisions
under FRS 12	270	270	271	114	103	110	384	373	381
Amortisation on reversal of additional
provisions under FRS 12	(54)	(40)	(35)	(43)	(32)	(24)	(97)	(72)	(59)
Start up costs	(81)	(79)	(86)	(29)	(21)	(10)	(110)	(100)	(96)
Proposed dividends	272	343	336	158	194	193	430	537	529
Other	15	2	3	(33)	(22)	1	(18)	(20)	4
Deferred tax on acquisitions:
Impact on mining property	-	-	-	825	853	666	825	853	666
Impact on tax provisions	-	-	-	(825)	(853)	(666)	(825)	(853)	(666)
Tax effect of other adjustments above	(32)	(30)	1	(28)	138	(16)	(60)	107	(15)
Other tax adjustments	80	93	90	(6)	(6)	(6)	74	87	84
Minority effect of adjustments above	(1)	(4)	(4)	(100)	38	(9)	(101)	34	(13)
Share of Rio Tinto Limited US GAAP
adjustments	155	33	142	-	-	-	-	-	-

Shareholders' funds under US GAAP	7,697	8,371	8,693	2,922	1,920	1,795	9,517	9,571	9,812

The Group’s financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom ('UK GAAP'), which differ in certain respects from those in the United States ('US GAAP'). These differences relate principally to the following items, and the effect of each of the adjustments to net earnings and shareholders' funds that would be required under US GAAP is set out on this and the preceding page.

Goodwill
For 1997 and prior years, UK GAAP permitted the write off of purchased goodwill on acquisition, directly against reserves. For acquisitions in 1998 and subsequent years, goodwill is capitalised and amortised over its expected useful life under UK GAAP. Under US GAAP, goodwill is capitalised and, until 2001, was amortised by charges against income over the period during which it was expected to be of benefit, subject to a maximum of 40 years. Goodwill previously written off directly to reserves in the UK GAAP financial statements was therefore reinstated and amortised, under US GAAP. From 1 January 2002, goodwill and indefinite lived intangible assets are no longer amortised under US GAAP but are reviewed annually for impairment under FAS 142 'Goodwill and Other Intangible Assets'. Goodwill amortisation of US$90 million charged against UK GAAP earnings for 2002 is added back in the US GAAP reconciliation. No impairment write-downs were required on the initial introduction of FAS 142. Implementation of FAS 141 'Business Combinations' resulted in the reclassification of US$340 million from goodwill to finite lived intangible assets.

	Rio Tinto plc -				Rio Tinto Limited -
	part of				part of
	Rio Tinto Group				Rio Tinto Group				Rio Tinto Group

	2001		2000		2001		2000		2001		2000
	US$m		US$m		US$m		US$m		US$m		US$m
Net income under US GAAP as reported	618		820		671		614		1,038		1,174
Goodwill amortisation	125		100		37		16		148		109

Net income under US GAAP on a FAS 142 basis	743		920		708		630		1,186		1,283

Basic earnings per ordinary share under US GAAP on a FAS 142 basis	69.8	c	86.6	c	142.1	c	116.9	c	86.3	c	93.5	c

Diluted earnings per ordinary share under US GAAP on a FAS 142 basis	69.7	c	86.5	c	142.0	c	116.8	c	86.1	c	93.4	c

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

42  Reconciliation to US Accounting Principles (continued)

Exchange differences taken to earnings under US GAAP
The Group finances its operations primarily in US dollars and a significant proportion of the Group's US dollar debt is located in its Australian operations. Under UK GAAP, this debt is dealt with in the context of the currency status of the Group as a whole and exchange differences reported by the Australian operations are adjusted through reserves. US GAAP permits such exchange gains and losses to be taken to reserves only to the extent that the US dollar debt hedges US dollar assets in the Australian Group. Exchange gains of the Rio Tinto Group of US$240 million pre-tax (2001: losses of US$216 million, 2000: losses of US$139 million), US$177 million net of tax and minorities (2001: US$148 million net of tax and minorities, 2000: US$56 million net of tax and minorities), on US dollar debt that do not qualify for hedge accounting under US GAAP have therefore been recorded in US GAAP earnings.

Mark to market of derivative contracts
 The Group is party to derivative contracts in respect of some of its future transactions in order to hedge its exposure to fluctuations in exchange rates against the US dollar. Under UK GAAP, these contracts are accounted for as hedges: gains and losses are deferred and subsequently recognised when the hedged transaction occurs. Under US standard FAS 52, which applied prior to 1 January 2001, some of these transactions did not qualify for hedge accounting, principally because they were not yet contractual commitments. Provision for unrealised pre-tax losses of the Rio Tinto Group of US$103 million, Rio Tinto plc US$53 million, Rio Tinto Limited US$88 million (Rio Tinto Group US$67 million net of tax and minorities) on derivatives relating to such transactions was therefore recognised in earnings under US GAAP at 31 December 2000. Under FAS 133 ' Accounting for Derivative Instruments and Hedging Activities', which applies to Rio Tinto from 1 January 2001, all derivative instruments are included in the balance sheet as assets or liabilities measured at fair value. Certain of the Group's derivative contracts do not qualify for hedge accounting under FAS 133, principally because the hedge is not located in the entity with the exposure. Unrealised pre-tax gains for the Rio Tinto Group of US$157 million (2001: losses of US$48 million), US$111 million after tax and minorities (2001: US$26 million after tax and minorities), on such derivatives have therefore been taken to US GAAP earnings.

Asset write downs
Following the implementation of FRS 11 in 1998, impairment of fixed assets under UK GAAP is recognised and measured by reference to the discounted cash flows expected to be generated by an income generating unit. Under US GAAP, impairment is recognised only when the anticipated undiscounted cash flows are insufficient to recover the carrying value of the income generating unit. Where an asset is found to be impaired under US GAAP, the amount of such impairment is generally similar under US GAAP to that computed under UK GAAP, except where the US GAAP carrying value includes additional goodwill. The asset write downs for the Rio Tinto Group in 2002, under US GAAP, include amounts recognised in 2001 under UK GAAP of US$445 million and excludes asset write downs recognised in 2002 under UK GAAP of US$235 million. The 2002 Rio Tinto Group US GAAP asset write downs also include an adjustment for goodwill. The 2002 US GAAP impairment write-down for the Rio Tinto Group was US$1,067 million pre-tax (US$1,060 million net of tax and minorities). This is US$89 million pre-tax (US$297 million net of tax and minorities) above the charge of US$978 million pre-tax (US$763 million net of tax and minorities) included under UK GAAP.

The asset write downs for Rio Tinto plc in 2002, under US GAAP, include amounts recognised in 2001 under UK GAAP of US$445 million. The 2002 Rio Tinto plc asset write downs also include an adjustment for goodwill. The 2002 US GAAP impairment write-down for Rio Tinto plc was US$1,059 million pre-tax (US$1,052 million net of tax and minorities). This is US$420 million pre-tax (US$429 million net of tax and minorities) above the charge of US$639 million pre-tax (US$623 million net of tax and minorities) included under UK GAAP.

The asset write downs for Rio Tinto Limited in 2002, under US GAAP, exclude asset write downs recognised in 2002 under UK GAAP of US$212 million. The 2002 US GAAP impairment write-down for Rio Tinto Limited was US$13 million pre-tax (US$13 million net of tax and minorities). This is US$420 million pre-tax (US$212 million net of tax and minorities) below the charge of US$433 million pre-tax (US$225 million net of tax and minorities) included under UK GAAP. The 2001 US GAAP impairment write-down is US$243 million pre tax for the Rio Tinto Group, US$199 million pre tax for Rio Tinto plc and US$71 million pre tax for Rio Tinto Limited (Rio Tinto Group: US$183 million net of tax and minorities). For the Rio Tinto Group and for Rio Tinto plc this is US$472 million pre-tax (Rio Tinto Group: US$400 million net of tax and minorities) below the charges of US$715 million and US$671 million pre-tax included under UK GAAP for the Rio Tinto Group and Rio Tinto plc respectively (Rio Tinto Group: US$583 million net of tax and minorities). The net difference of US$468 million related to asset write-downs for the Rio Tinto Group and Rio Tinto plc comprises the above US$472 million, offset by US$4 million (Rio Tinto Group: US$3 million net of tax and minorities) of additional current year amortisation related to US GAAP adjustments made in previous years.

Exploration and evaluation
Under UK GAAP, expenditure on a project can be carried forward after it has reached a stage where there is a high degree of confidence in its viability. US GAAP does not allow expenditure to be carried forward unless the viability of the project is supported by a final feasibility study. In addition, under UK GAAP, provisions made against exploration and evaluation in prior years can be reversed when the project proceeds to development to the extent that the relevant costs are recoverable. US GAAP does not allow such provisions to be reversed.

Pensions/post retirement benefits
Under UK GAAP, post retirement benefits are accounted for in accordance with Statement of Standard Accounting Practice 24. The expected costs under defined benefit arrangements are spread over the service lives of employees entitled to those benefits. Variations from the regular cost are spread on a straight line basis over the expected average remaining service lives of relevant current employees. Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period adjusted for the amortisation of the surplus arising when FAS 87, 'Employers' Accounting for Pensions', was adopted. The charge is further adjusted to reflect the cost of benefit improvements and any surpluses/deficits that emerge as a result of variances from actuarial assumptions. For US purposes, only those surpluses/deficits outside a 10 per cent fluctuation 'corridor' are spread.

The reduction in shareholders' funds at 31 December 2002 and 2001 also includes the effect of the US GAAP requirement to make immediate provision for pension fund deficits through other comprehensive income. The provision reflects the reduction in equity values in the relevant years.

Higher cost of sales resulting from acquisition accounting
Under UK GAAP, the inventories of acquired companies are valued at the lower of replacement cost and net realisable value. Under US GAAP, such inventories are recognised at the time of acquisition on the basis of expected net sales proceeds. Earnings for 2001 and 2000 are lower under US GAAP as a result of the higher cost of sales relating to inventories that were held at the date of acquisition.

Share option plans
Under UK GAAP, no cost is accrued where the option scheme applies to all relevant employees and the intention is to satisfy the share options by the issuance of new shares. Prior to 2002, under US GAAP the Group accounted for share option plans under the recognition and measurement provisions of APB Opinion No. 25, 'Accounting for Stock Issued to Employees', and related Interpretations. In 2002, the Group adopted the fair value recognition provisions of FAS 123, ' Accounting for Stock-Based Compensation', which is considered by the SEC to be a preferable accounting method for share based employee compensation. As permitted by FAS 148, 'Accounting for Stock-Based Compensation - Transition and Disclosure' , all prior periods presented have been restated to reflect the compensation cost that would have been recognised had the recognition provisions of FAS 123 been applied to all awards granted to employees after 1 January 1995. An adjustment is therefore required to reflect the increased cost of the schemes under US GAAP compared to UK GAAP. Fair value is determined using an option pricing model.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

42  Reconciliation to US Accounting Principles (continued)

Proposed dividends
Under UK GAAP, ordinary dividends are recognised in the financial year in respect of which they are paid. Under US GAAP, such dividends are not recognised until they are formally declared by the board of directors or approved by the shareholders.

Other
Other adjustments to earnings include amounts related to differences between UK and US accounting principles in respect of depreciation of mining assets, revenue recognition, start up and close down and restoration costs (see below).

Depreciation of mining assets
Under UK GAAP, mining assets are fully depreciated over their economic lives or the remaining life of the mine if shorter. In some cases, mineral resources that do not yet have the status of reserves are taken into account in determining depreciation charges, where there is a high degree of confidence that they will be mined economically. For US GAAP, only 'proven and probable reserves' are taken into account in the calculation of depreciation, depletion and amortisation charges. As a result, adjustments have been made in 2002 to depreciation included in 'Other' that reduced Rio Tinto Group US GAAP pre tax earnings by US$10 million (2001: US$6 million), increased Rio Tinto plc pre tax earnings by US$3 million (2001: US$3 million) and reduced Rio Tinto Limited's pre tax earnings by US$20 million (2001: US$15 million).

Revenue recognition
Staff Accounting Bulletin No. 101 (SAB 101) 'Revenue Recognition in Financial Statements' has the result that, in some cases, sales recorded as revenue under UK GAAP are deferred and are not recognised as revenue under US GAAP until a future accounting period. Occasionally, sales of goods recorded as revenue for UK GAAP purposes may be kept in store by Rio Tinto at the request of the buyer. Under US GAAP, such transactions cannot be recognised as revenue unless the goods are physically segregated from the supplier's other inventory and certain additional criteria are met. Also, under UK GAAP, certain sales contracts are recognised as revenue when the goods are delivered to the ship for export to the customer; but do not qualify for recognition under US GAAP until they have reached the destination specified by the customer in the sales contract and title has passed. In 2002, such timing differences resulted in an adjustment, included in 'Other', that increased US GAAP pre-tax earnings of the Rio Tinto Group by US$4 million, Rio Tinto plc's pre-tax earnings by US$2 million and Rio Tinto Limited's pre-tax earnings by US$4 million (2001: increased US GAAP pre-tax earnings of the Rio Tinto Group by US$5 million, Rio Tinto plc US$4 million, Rio Tinto Limited US$1 million), (2000: reduced US GAAP pre tax earnings of the Rio Tinto Group by US$16 million, Rio Tinto plc US$11 million, Rio Tinto Limited US$9 million).

Start up costs
Under US GAAP, Statement of Position 98-5, 'Reporting on the Costs of Start-up Activities', requires that the costs of start up activities are expensed as incurred. Under UK GAAP, some of these start up costs qualify for capitalisation and are amortised over the economic lives of the relevant assets.

Provisions
Additional provisions were recognised for UK GAAP purposes on implementation of FRS 12 in 1999. There was no corresponding change in US accounting standards. The additional provisions are therefore reversed in the calculation of shareholders' funds under US GAAP.

Taxation
Rio Tinto has implemented FRS 19, the new UK Accounting Standard on deferred tax. This has resulted in a prior year adjustment under UK GAAP, which reduced shareholders’ funds at 1 January 2001 by US$133 million. Of this amount, US$46 million results from the requirement under FRS 19 to provide in full for deferred taxation on most timing differences. These additional provisions were already recognised under US GAAP.
The remaining US$87 million of the prior year adjustment relates to features of FRS 19 that give rise to new variations from US GAAP. Accordingly, this element of the prior year adjustment has been reversed in arriving at US GAAP shareholders’ funds. These variations, which also affect the determination of earnings under US GAAP, relate principally to the following:
(a) Under FRS 19, provision for taxes arising on remittances of earnings can only be made if the dividends have been accrued or if there is a binding agreement for the distribution of the earnings. Under US GAAP, provision must be made for tax arising on expected future remittances of past earnings.
(b) Under FRS 19, tax benefits associated with goodwill charged directly to reserves in 1997 and previous years must be accumulated in the deferred tax provision. This means that the tax benefits are not included in earnings until the related goodwill is charged through the profit and loss account on disposal or closure. For US GAAP, no provision is required for such deferred tax because the goodwill that gave rise to these tax benefits was capitalised and gives rise to amortisation charges against profit.

Deferred tax on acquisitions
Under UK GAAP, deferred tax is not provided in respect of upward fair value adjustments to tangible fixed assets and inventories made on acquisitions. Under US GAAP, deferred tax must be provided on all fair value adjustments to non monetary assets recorded on acquisition with a consequential increase in the amount allocated to mining properties or goodwill as appropriate.

Profit contribution from equity accounted operations
Under US GAAP, investments in affiliates are accounted for using the equity method, and the reporting entity's share of the after tax profits and losses of its affiliates is included in the income statement as a single line item. Under UK GAAP, the reporting entity's share of the trading results of its associates and joint ventures is split in the profit and loss account between its share of their operating profits/losses, interest receivable/payable and taxation.
The Group's share of the after tax profits and losses of associates and joint ventures is shown in its 'Statement of Total Recognised Gains and Losses'.

Consolidated statement of cash flows
The consolidated statement of cash flows prepared in accordance with FRS 1 (revised) presents substantially the same information as that required under US GAAP. Under US GAAP, however, there are certain differences from UK GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents. Under US GAAP, tax paid and interest would form part of operating cash flow. Similarly, deferred stripping costs which are shown as capital expenditure under UK GAAP are included in operating cash flow for the purposes of the US GAAP cash flow disclosure. Under UK GAAP, cash for the purposes of the cash flow statement is defined as cash on hand and deposits repayable on demand with any qualifying financial institution, less bank borrowings from any qualifying financial institution repayable on demand. Deposits are repayable on demand if they can be withdrawn at any time without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed. Under US GAAP, cash equivalents comprise cash balances and current asset investments with an original maturity of less than three months and exclude bank borrowings repayable on demand.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

42  Reconciliation to US Accounting Principles (continued)

Unrealised holding gains and losses
UK GAAP permits current asset investments to be valued at the lower of cost and net realisable value. Under US GAAP, FAS 115 requires that unrealised holding gains and losses on investments classified as 'available for sale' are excluded from earnings and reported instead within a separate component of shareholders' funds until realised.

Adjusted earnings
As permitted under UK GAAP, adjusted earnings and adjusted earnings per share have been presented excluding the impact of exceptional charges to provide a measure that reflects the underlying performance of the Group. This is in addition to the presentation of earnings and earnings per share, which include the exceptional charges. In accordance with US GAAP, earnings and earnings per share have been presented based on US GAAP earnings, without adjustment for the impact of exceptional charges. Such additional measures of underlying performance are not permitted under US GAAP.

New US accounting standards
In July 2001, the Financial Accounting Standards Board ('FASB') issued FAS 143, 'Accounting for Obligations Associated with the Retirement of Long-Lived Assets'. FAS 143 will be effective for the financial year ending 31 December 2003. The standard requires that the obligation for close down and restoration costs is capitalised at the time of recognition. The asset is subsequently amortised over its useful life and the discount on the liability is unwound. The Group is currently evaluating the impact of this statement on its results of operations and financial position, however, the expectation is that the current GAAP difference relating to closure provisions made under the UK standard FRS 12 will be largely eliminated.

In July 2002, the FASB issued FAS 146, 'Accounting for Costs Associated with Exit or Disposal Activities'. The statement requires companies to recognise costs associated with certain exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. FAS 146 will be applied by the Group prospectively to applicable exit or disposal activities initiated after 31 December 2002. The adoption of FAS 146 is not expected to have a material effect on the reported financial position, results of operations or cash flows of the Rio Tinto Group.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45) ‘Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’. FIN 45 elaborates on the existing disclosure requirements for most guarantees and requires entities to recognise, upon issue of a guarantee, an initial liability for the fair value, or market value, of the associated obligation with disclosure of that information in its interim and annual financial statements. FIN 45 will be effective, on a prospective basis, to guarantees issued or modified after 31 December 2002. The adoption of FIN 45 is not expected to have a material effect on the reported financial position, results of operations or cash flows of the Rio Tinto Group.

The disclosure requirements of FIN 45 apply to these accounts and the following information is given in response to these.

Note 29 to the financial statements discloses indemnities and other performance guarantees totalling US$145 million on which no material loss is expected. This includes US$15 million relating to the Group's commitment to pay deferred consideration in relation to acquisitions of mining properties in 2002 and previous years. This does not include guarantees of payment of US$341 million entered into by the Group relating to deferred consideration arising from such acquisitions because the deferred consideration has been recognised as a liability within the Group's balance sheet. The disclosure in note 29 also includes guarantees for up to US$32 million relating to the costs of infrastructure financed by certain government authorities, which would be subject to reimbursement by the Group if the facilities are not completed or certain tests relating to the related project are not met. Of the remaining US$98 million disclosed in note 29, US$25 million would be subject to reimbursement by a third party in the event that the Group was required to make payment under the guarantees.

In addition to the above, the Group has issued guarantees and indemnities totalling US$546 million relating to its close down, restoration and environmental remediation obligations. These are not disclosed as contingent liabilities because the obligations are included in the amounts recognised in the balance sheet as provisions for liabilities and charges.

A Group company has guaranteed that the quality of product from a joint venture in which it participates will be in accordance with agreed specifications. It has also undertaken to make up any shortfalls from minimum ore reserve quantities over the life of the joint venture. Currently, no shortfalls are anticipated.

As explained in note 14 to the financial statements, the Group has a partnership interest in the Colowyo Coal Company and has undertaken, via a subsidiary company which entered into a management agreement, to cause the partnership to perform its obligations under certain coal supply contracts. The debt of US$173 million owed by the Colowyo Coal Company is to be serviced and repaid out of the proceeds of these contracts.

In January 2003, the FASB issued interpretation No. 46, 'Consolidation of Variable Interest Entities' (FIN 46). Under FIN 46, certain entities labelled “Variable Interest Entities” (VIE), must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as the party exposed to the majority of the risks and rewards arising from the VIE. For VIE’s in which a significant variable interest is held that is not a majority interest, certain disclosures are required. Full implementation of this interpretation is required in the Group’s financial statements for the year to 31 December 2004; but certain disclosures are required in the meantime, which are set out below.

The Group has a 20% general partnership interest in the Colowyo limited partnership, which was acquired for US$25 million in December 1994. This joint venture may fall within the definition of a Variable Interest Entity set out in FIN 46. The Colowyo joint venture produces coal, which is sold under long-term contracts. Colowyo’s total sales revenues for 2002 were US$108 million and its total assets as at 31 December 2002 were US$101 million. It is included in the Group accounts on the equity accounted basis and the carrying value of the net investment at 31 December 2002 was US$8 million under US GAAP.

Colowyo has bonds in issue with outstanding capital of US$173 million at 31 December 2002. These are repayable by instalments up to 2016 with interest at rates between 9.56% and 10.19% per annum. The bonds are to be serviced and repaid exclusively out of the net revenues from certain specified sales contracts relating to coal supplies by Colowyo. The bondholders bear the risks of loss that might arise if the revenues are interrupted due to failure of the purchasers or force majeur. The Rio Tinto Group is responsible under a management contract in which it agreed, for the sole and exclusive benefit of the bondholders, to cause Colowyo to perform its obligations under the specified coal sales contracts.

New UK accounting standards
Mandatory implementation of FRS 17 - 'Retirement Benefits' has been delayed until 2005 but additional disclosures are required for 2001 and 2002 which are included in note 40 to the financial statements.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

42 Reconciliation to US Accounting Principles (continued)

Post Retirement benefits

Information in respect of the net periodic benefit cost and related obligation determined in accordance with FAS 87,106 and 132 is given below.

Benefits under the major pension schemes are principally determined by years of service and employee remuneration.

Pension scheme funding policy is based on annual contributions at a rate that is intended to fund benefits as a level percentage of pay over the working lifetime of the scheme's participants. The assets of the UK schemes are invested primarily in UK and overseas equities and UK fixed interest stocks. The assets of the Australian schemes are invested primarily in Australian and overseas equities and fixed interest stocks.

The assets of the most significant pension schemes outside the UK and Australia are invested primarily in common stocks, corporate and treasury bonds, real estate or real estate investment funds, under the direction of investment managers.

Other post retirement benefits are provided to employees who meet the eligibility requirements, and their beneficiaries and dependants, through unfunded self insurance arrangements. The majority of these plans are for employees in the US. The plans are non contributory, although some contain an element of cost sharing such as deductibles and co-insurance.

Assumptions used to determine the net periodic benefit cost and the year end benefit obligation for the major pension schemes varied within the limits shown below. The average rate for each assumption has been weighted by benefit obligation. The assumptions used to determine the end of year benefit obligation are also used to calculate the following year's cost.

	2002 Cost	Year end benefit obligation

Discount rate	6.5% to 12.0% (Average: 7.0%)	5.8% to 12.0% (Average: 6.7%)
Long term rate of return on plan assets	6.5% to 12.0% (Average: 7.3%)	6.5% to 12.0% (Average: 7.2%)
Increase in compensation levels	4.0% to 11.0% (Average: 5.0%)	3.3% to 11.0% (Average: 4.8%)

The actuarial calculations in respect of the UK plans assume a rate of increase of pensions in payment of 2.5 per cent per annum. The actuarial calculations in respect of Australian plans assume a rate of increase of pensions in payment of 2.5 per cent per annum. These assumptions are consistent with the expected rates of return and salary increase assumptions in the respective valuations. Appropriate assumptions were made for plans in other countries.

The weighted average discount rates used in determining the benefit obligation for the major post retirement benefit plans other than pension schemes were 7.5 per cent and 6.5 per cent as of 30 September 2001, and 30 September 2002, respectively. A healthcare cost trend rate of 8.5 per cent, decreasing to 5.0 per cent by the year 2009, was used for 2002 costs. A healthcare cost trend rate of 8.0 per cent, decreasing to 5.0 per cent by the year 2009 was used to determine the benefit obligation at 30 September 2002.

The components of net benefit expense are detailed in the table below.

	Rio Tinto plc -			Rio Tinto Limited -
	part of Rio Tinto Group			part of Rio Tinto Group			Rio Tinto Group

	2002	2001	2000	2002	2001	2000	2002	2001	2000

Pension Benefits	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Service cost	(42)	(45)	(42)	(55)	(47)	(42)	(97)	(92)	(84)
Interest cost on benefit obligation	(147)	(138)	(138)	(60)	(57)	(39)	(207)	(195)	(177)
Expected return on plan assets	197	210	202	61	69	51	258	279	253
Net amortisation and deferral:
- transitional obligation	10	12	14	-	-	-	10	12	14
- recognised gains/(losses)	18	4	15	(8)	(4)	(2)	10	-	13
- prior service cost recognised	(21)	(18)	(18)	(1)	(1)	(1)	(22)	(19)	(19)

	7	(2)	11	(9)	(5)	(3)	(2)	(7)	8

Net periodic benefit (cost)/credit	15	25	33	(63)	(40)	(33)	(48)	(15)	-
Curtailment and settlement (cost)/credit	(8)	(4)	-	-	-	-	(8)	(4)	-

Net benefit credit/(expense)	7	21	33	(63)	(40)	(33)	(56)	(19)	-

	Rio Tinto plc -			Rio Tinto Limited -
	part of Rio Tinto Group			part of Rio Tinto Group			Rio Tinto Group

	2002	2001	2000	2002	2001	2000	2002	2001	2000

Other Benefits	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Service cost	(6)	(6)	(6)	(1)	-	-	(7)	(6)	(6)
Interest cost on benefit obligation	(23)	(21)	(23)	(2)	(3)	(1)	(25)	(24)	(24)
Net amortisation and deferral:
- recognised gains/(losses)	8	8	9	-	3	-	8	11	9
- prior service cost recognised	1	1	1	-	-	-	1	1	1

	9	9	10	-	3	-	9	12	10

Net periodic benefit cost	(20)	(18)	(19)	(3)	-	(1)	(23)	(18)	(20)
Curtailment and settlement cost	(2)	-	-	-	-	-	(2)	-	-

Net benefit expense	(22)	(18)	(19)	(3)	-	(1)	(25)	(18)	(20)

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

42  Reconciliation to US Accounting Principles (continued)

Accumulated foreign currency translation gains and losses recorded directly in shareholders' funds under US GAAP

	Rio Tinto plc - part of Rio Tinto Group	Rio Tinto Limited - part of Rio Tinto Group	Rio Tinto Group

	US$m	US$m	US$m

At 1 January 2002	(1,189)	(428)	(1,436)
Current period change	318	167	422

At 31 December 2002	(871)	(261)	(1,014)

At 1 January 2001	(935)	(313)	(1,111)
Current period change	(254)	(115)	(325)

At 31 December 2001	(1,189)	(428)	(1,436)

At 1 January 2000	(631)	37	(606)
Current period change	(304)	(350)	(505)

At 31 December 2000	(935)	(313)	(1,111)

Additional US GAAP cash flow information

A summary of Rio Tinto's operating, investing and financing activities classified in accordance with US GAAP is presented below:

Funded status of the Group's principal schemes.

	Rio Tinto plc -		Rio Tinto Limited -
Pension Benefits	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2002	2001	2002	2001	2002	2001

	US$m	US$m	US$m	US$m	US$m	US$m
Benefit obligation at end of year	(2,377)	(1,903)	(989)	(900)	(3,366)	(2,803)
Fair value of plan assets	2,256	2,271	910	917	3,166	3,188

Plan assets (below)/in excess of benefit obligation	(121)	368	(79)	17	(200)	385
Unrecognised prior service cost	155	149	4	4	159	153
Unrecognised net loss/(gain)	239	(252)	225	158	464	(94)
Unrecognised transitional asset	(27)	(35)	(2)	(2)	(29)	(37)
Company contributions in fourth quarter	2	1	5	3	7	4

Net amount recognised	248	231	153	180	401	411

Comprising:
- benefit prepayment	212	270	134	187	346	457
- benefit provision (including additional minimum liability)	(236)	(124)	(83)	(75)	(319)	(199)
- intangible asset	53	32	-	-	53	32
- amount recognised through accumulated other
comprehensive income	219	53	102	68	321	121

Net amount recognised	248	231	153	180	401	411

	Rio Tinto plc -		Rio Tinto Limited -
	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

Other Benefits	2002	2001	2002	2001	2002	2001

	US$m	US$m	US$m	US$m	US$m	US$m
Benefit obligation at end of year	(396)	(323)	(41)	(39)	(437)	(362)
Fair value of plan assets	-	-	-	-	-	-

Benefit obligation in excess of plan assets	(396)	(323)	(41)	(39)	(437)	(362)
Unrecognised prior service cost	(2)	(2)	-	-	(2)	(2)
Unrecognised net loss/(gain)	(40)	(96)	-	-	(40)	(96)

Net amount recognised at end of year	(438)	(421)	(41)	(39)	(479)	(460)

Comprising:
- benefit provision	(438)	(421)	(41)	(39)	(479)	(460)

Net amount recognised	(438)	(421)	(41)	(39)	(479)	(460)

Change in additional minimum liability before tax:
	2002	2001

	US$m	US$m
Accrued pension benefit expense	221	148
Increase in intangible asset	(21)	(32)

Other comprehensive income before tax	200	116

Change in benefit obligation
	Rio Tinto plc -		Rio Tinto Limited -
Pension Benefits	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2002	2001	2002	2001	2002	2001

	US$m	US$m	US$m	US$m	US$m	US$m
Benefit obligation at start of year	(1,903)	(2,033)	(900)	(861)	(2,803)	(2,894)
Service cost	(42)	(45)	(55)	(47)	(97)	(92)
Interest cost	(147)	(138)	(60)	(57)	(207)	(195)
Contributions by plan participants	(3)	(2)	(6)	(4)	(9)	(6)
Actuarial (losses) and gains	(246)	90	42	1	(204)	91
Benefits paid	141	125	54	70	195	195
Plan amendments	(16)	(12)	-	-	(16)	(12)
Inclusion of defined contribution liabilities	-	(2)	-	(61)	-	(63)
Currency translation	(161)	114	(64)	59	(225)	173

Benefit obligation at end of year	(2,377)	(1,903)	(989)	(900)	(3,366)	(2,803)

Back to Contents

     RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

42 Reconciliation to US Accounting Principles (continued)

	Rio Tinto plc -		Rio Tinto Limited -
Other Benefits	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2002	2001	2002	2001	2002	2001

	US$m	US$m	US$m	US$m	US$m	US$m
Benefit obligation at start of year	(323)	(315)	(39)	(40)	(362)	(355)
Service cost	(6)	(6)	(1)	-	(7)	(6)
Interest cost	(23)	(21)	(2)	(3)	(25)	(24)
Actuarial losses	(48)	(8)	-	-	(48)	(8)
Benefits paid	14	11	2	2	16	13
Plan amendments	(2)	-	-	-	(2)	-
Currency translation	(8)	16	(1)	2	(9)	18

Benefit obligation at end of year	(396)	(323)	(41)	(39)	(437)	(362)

Change in plan assets
	Rio Tinto plc -		Rio Tinto Limited -
Pension Benefits	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2002	2001	2002	2001	2002	2001

	US$m	US$m	US$m	US$m	US$m	US$m
Fair value of plan assets at start of year	2,271	2,840	917	1,024	3,188	3,864
Actual return on plan assets	(108)	(296)	(42)	(44)	(150)	(340)
Contributions by plan participants	3	2	6	4	9	6
Contributions by employer	13	9	17	13	30	22
Benefits paid	(141)	(125)	(54)	(70)	(195)	(195)
Inclusion of defined contribution assets	-	2	-	61	-	63
Currency translation	218	(161)	66	(71)	284	(232)

Fair value of plan assets at end of year	2,256	2,271	910	917	3,166	3,188

	Rio Tinto plc -		Rio Tinto Limited -
Other Benefits	part of Rio Tinto Group		part of Rio Tinto Group		Rio Tinto Group

	2002	2001	2002	2001	2002	2001

	US$m	US$m	US$m	US$m	US$m	US$m
Fair value of plan assets at start of year	-	-	-	-	-	-
Contributions by employer	14	11	2	2	16	13
Benefits paid	(14)	(11)	(2)	(2)	(16)	(13)

Fair value of plan assets at end of year	-	-	-	-	-	-

Sensitivity to change in healthcare trend

The healthcare cost trend rate assumption has a significant effect on the amounts reported. Changing the healthcare cost trend rates by one per cent would result in the following annual effects:

Rio Tinto Group	1% increase		1% decrease
	2002	2001	2002	2001

	US$m	US$m	US$m	US$m
(Increase)/decrease in service cost plus interest cost	(5)	(5)	4	4
(Increase)/decrease in benefit obligation at 30 September	(48)	(39)	40	34

Rio Tinto plc - part of Rio Tinto Group

(Increase)/decrease in service cost plus interest cost	(5)	(5)	4	4
(Increase)/decrease in benefit obligation at 30 September	(43)	(34)	35	30

Rio Tinto Limited - part of Rio Tinto Group

(Increase)/decrease in service cost plus interest cost	-	-	-	-
(Increase)/decrease in benefit obligation at 30 September	(5)	(5)	5	4

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

42 Reconciliation to US Accounting Principles (continued)

	Rio Tinto plc - part of Rio Tinto Group			Rio Tinto Limited - part of Rio Tinto Group			Rio Tinto Group

	2002	2001	2000	2002	2001	2000	2002	2001	2000
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net cash flow from operating activities	1,536	1,108	1,213	1,379	1,327	1,431	2,640	2,326	2,510
Net cash flow from investing activities	(1,042)	(1,122)	(396)	(592)	(1,277)	(3,616)	(1,663)	(2,113)	(4,012)
Net cash flow from financing activities	(507)	(17)	(973)	(948)	(87)	2,218	(1,151)	(281)	1,379

(Decrease)/increase in cash and cash equivalents per US GAAP	(13)	(31)	(156)	(161)	(37)	33	(174)	(68)	(123)

(Decrease)/increase in cash per UK GAAP	(16)	6	(78)	(114)	34	34	(130)	40	(44)
Increase in non qualifying liquid resources for
US GAAP	(2)	(31)	(138)	(25)	(26)	(57)	(27)	(57)	(195)
(Decrease)/increase in bank borrowings repayable on demand included in cash under UK GAAP	5	(6)	60	(22)	(45)	56	(17)	(51)	116

(Decrease)/increase in cash and cash equivalents per US GAAP	(13)	(31)	(156)	(161)	(37)	33	(174)	(68)	(123)

	Rio Tinto plc - part of Rio Tinto Group		Rio Tinto Limited - part of Rio Tinto Group		Rio Tinto Group

	2002	2001	2002	2001	2002	2001

	US$m	US$m	US$m	US$m	US$m	US$m
Cash and cash equivalents under US GAAP:
Cash per balance sheet under UK GAAP	174	364	151	315	325	679
Qualifying liquid resources less non qualifying deposits	(1)	(135)	(44)	(48)	(45)	(183)

Cash and cash equivalents under US GAAP	173	229	107	267	280	496

There was an exchange loss for the Rio Tinto Group of US$47 million, an exchange loss for Rio Tinto plc of US$28 million and for Rio Tinto Limited an exchange loss of US$19 million (2001: gain for the Group of US$1 million, gain for Rio Tinto plc US$2 million, loss for Rio Tinto Limited US$1 million) relating to US GAAP cash and cash equivalents during the year.

Deferred tax credit/(charge)

	Rio Tinto plc - part of Rio Tinto Group			Rio Tinto Limited - part of Rio Tinto Group			Rio Tinto Group

	2002	2001	2000	2002	2001	2000	2002	2001	2000

	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
The credit/(charge) for deferred taxation arises as follows:
- accelerated capital allowances	158	168	(23)	28	39	10	186	207	(13)
- pension prepayments	(1)	(39)	(29)	12	9	5	11	(30)	(24)
- provisions	20	68	(25)	(14)	(27)	18	6	41	(7)
- provision against AMT credits and US tax losse	(228)	(144)	(26)	-	-	-	(228)	(144)	(26)
- other timing differences	30	5	(5)	11	(47)	(30)	41	(42)	(35)

	(21)	58	(108)	37	(26)	3	16	32	(105)

Back to Contents

   RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

42  Reconciliation to US Accounting Principles (continued)

Fixed asset investments

The aggregates of the profit and loss accounts and balance sheets of equity and gross equity accounted companies on a 100 per cent basis are set out below:

	Rio Tinto plc - part of Rio Tinto Group			Rio Tinto Limited - part of Rio Tinto Group			Rio Tinto Group

	2002	2001	2000	2002	2001	2000	2002	2001	2000

	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Profit and loss account:
Sales revenue	9,295	9,966	8,921	1,841	1,643	922	6,622	6,313	5,961
Cost of sales	(6,826)	(6,873)	(5,686)	(1,217)	(1,066)	(629)	(4,384)	(4,068)	(3,889)

Operating profit	2,469	3,093	3,235	624	577	293	2,238	2,245	2,072
Profit of equity accounted companies	325	320	183	-	-	-	-	-	-
Net interest	(475)	(534)	(544)	(49)	(67)	(36)	(377)	(392)	(429)

Profit before tax	2,319	2,879	2,874	575	510	257	1,861	1,853	1,643
Taxation	(911)	(963)	(966)	(91)	(163)	(69)	(579)	(604)	(583)
Profit attributable to outside shareholders	90	(115)	(119)	-	-	-	(36)	(43)	(37)

Net profit on ordinary activities (100 per cent basis)	1,498	1,801	1,789	484	347	188	1,246	1,206	1,023

	Rio Tinto plc - part of Rio Tinto Group		Rio Tinto Limited - part of Rio Tinto Group		Rio Tinto Group

	2002	2001	2002	2001	2002	2001

	US$m	US$m	US$m	US$m	US$m	US$m
Balance sheet
Intangible fixed assets	988	942	1	1	194	196
Tangible fixed assets	15,942	15,549	2,758	2,491	12,086	11,765
Investments	1,235	983	3	3	166	162
Working capital	(434)	(363)	86	194	593	516
Net cash less current debt	(2,658)	(2,031)	(33)	(97)	(835)	(164)
Long term debt	(5,667)	(6,098)	(1,005)	(1,181)	(5,406)	(5,838)
Provisions	(2,648)	(2,853)	(361)	(377)	(1,658)	(1,949)
Outside shareholders' interests	(847)	(902)	-	-	(290)	(249)

Aggregate shareholders' funds (100 per cent basis)	5,911	5,227	1,449	1,034	4,850	4,439

For Rio Tinto plc the above disclosures include 100 per cent of the profit and loss account and balance sheet of Rio Tinto Limited

Acquisitions
The following information gives pro forma effect to the acquisitions of North, Ashton and the Comalco minority made by Rio Tinto Limited during 2000 as if those acquisitions had taken place on 1 January 2000 as required for the purposes of preparing the unaudited pro forma combined results ('the pro forma') for 2000. The pro forma contains the consolidated results of Rio Tinto Limited and its acquisitions after giving effect to certain adjustments. These adjustments include estimates of the effect on the pro forma of Rio Tinto Limited's accounting policies, as applied to the results of the acquisitions, the fair value adjustments calculated at the acquisition date; and the increased net interest expense, together with the associated tax effects, as a result of financing the acquisition. The pro forma does not necessarily reflect the results of operations as they would have been if Rio Tinto Limited and the acquired companies had constituted a single entity during 2000.

	Rio Tinto plc - part of Rio Tinto Group		Rio Tinto Limited - part of Rio Tinto Group		Rio Tinto Group

	Year ended 31 December		Year ended 31 December		Year ended 31 December

	Unaudited		Unaudited		Unaudited

	2000		2000		2000

	US$m		US$m		US$m
Gross turnover	7,545		5,267		10,803
Consolidated turnover	3,993		4,660		8,653
Operating profit	2,075		1,581		3,037
Net earnings	1,062		765		1,501

Combined earnings per share - basic	99.9	c	141.4	c	109.3	c
Combined earnings per share - diluted	99.8	c	141.4	c	109.2	c

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

42  Reconciliation to US Accounting Principles (continued)

Unrealised holding gains and losses
Under FAS 115, unrealised holding gains and losses on investments classified as 'available for sale' are excluded from earnings and reported instead within a separate component of shareholders' funds until realised.

The following tables show the investments in debt and equity securities which are held as 'available for sale' in accordance with FAS 115 for the Rio Tinto Group, Rio Tinto plc and Rio Tinto Limited.

Rio Tinto Group	FAS 115 net book value	Unrealised holding gains	Unrealised holding losses	Market value	Net unrealised holding gains/(losses)

	US$m	US$m	US$m	US$m	US$m
At 1 January 2002	70	3	(10)	63	(7)
Change in unrealised holding gains/(losses)	-	2	5	7	7

At 31 December 2002	70	5	(5)	70	-

Rio Tinto plc	FAS 115 net book value	Unrealised holding gains	Unrealised holding losses	Market value	Net unrealised holding gains/(losses)

	US$m	US$m	US$m	US$m	US$m
At 1 January 2002	56	-	(4)	52	(4)
Change in unrealised holding gains/(losses)	-	-	3	3	3

At 31 December 2002	56	-	(1)	55	(1)

Rio Tinto Limited	FAS 115 net book value	Unrealised holding gains	Unrealised holding losses	Market value	Net unrealised holding gains/(losses)

	US$m	US$m	US$m	US$m	US$m
At 1 January 2002	14	3	(6)	11	(3)
Change in unrealised holding gains/(losses)	-	2	2	4	4

At 31 December 2002	14	5	(4)	15	1

Share Option Plans

At 31 December 2002, Rio Tinto plc and Rio Tinto Limited have a number of share based option plans, which are described below:

Fixed Share Option Plans

Under these plans, the exercise price of each option equals the market price of the Company's shares on the date of grant less a 20% discount and the maximum term of the option is between 2 and 5 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2000, 2001 and 2002:

	2002			2001			2000

	Risk-free	Expected	Dividend	Risk-free	Expected	Dividend	Risk-free	Expected	Dividend
	interest rate	volatility	yield	interest rate	volatility	yield	interest rate	volatility	yield

	%	%	%	%	%	%	%	%	%
Rio Tinto plc	4.41	31.82	4.48	4.60	42.57	2.98	5.23	33.24	3.57
Rio Tinto Limited	5.35	26.13	2.58	5.38	26.02	3.30	-	-	-

A summary of the status of the Companies’ fixed share option plans as at 31 December 2000, 2001 and 2002, and changes during the years ending on those dates is presented below:

	Rio Tinto plc Share Savings Plan

	2002		2001		2000

		Weighted		Weighted		Weighted
		average		average		average
	Number	share price	Number	share price	Number	share price

		£s		£s		£s
Options outstanding at 1 January 2002	2,010,403	7.74	1,285,340	6.32	1,462,462	6.14
Granted	509,954	8.76	975,577	9.50	159,294	8.55
Exercised	(278,134)	5.96	(181,581)	7.27	(222,693)	6.73
Cancelled	(162,378)	8.85	(68,933)	7.59	(113,723)	6.36

Options outstanding at 31 December 2002	2,079,845	8.14	2,010,403	7.74	1,285,340	6.32

Weighted-average fair value of options granted during the year		2.78		3.98		3.17

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

42  Reconciliation to US Accounting Principles (continued)

	Rio Tinto Limited - Share Savings Plan

	2002		2001		2000

		Weighted		Weighted		Weighted
		average		average		average
	Number	share price	Number	share price	Number	share price

		A$'s		A$'s		A$'s
Options outstanding at 1 January 2002	1,380,826	27.86	-	-	-	-
Granted	1,245,639	25.57	1,393,415	27.86	-	-
Exercised	(2,130)	27.86	-	-	-	-
Cancelled	(378,161)	27.86	(12,589)	27.86	-	-

Options outstanding at 31 December 2002	2,246,174	26.59	1,380,826	27.86	-	-

Weighted-average fair value of options granted during the year		7.59		11.34		-

	Rio Tinto plc - Share Savings Plan

As at 31 December 2002:	Options outstanding			Options exercisable

		Weighted	Weighted		Weighted
		average	average		average
Range of exercise prices	Number	remaining life	ex price	Number	ex price

		years	£'s		£'s
£5.20 - £7.80	560,972	0.9	5.46	3,554	7.44
£7.85 - £10.70	1,518,873	2.3	9.05	-	-

£5.20 - £10.70	2,079,845	1.9	8.08	3,554	7.44

At 31 December 2001 and 31 December 2000 there were no options exercisable

	Rio Tinto Limited - Share Savings Plan

	Options outstanding			Options exercisable

		Weighted	Weighted		Weighted
		average	average		average
Range of exercise prices	Number	remaining life	ex price	Number	ex price

		years	A$'s		A$'s
A$20 - A$26	1,245,639	3.8	25.57	-	-
A$27 - A$30	1,000,535	2.8	27.86	-	-

A$20 - A$30	2,246,174	3.4	26.59	-	-

At 31 December 2001 and 31 December 2000 there were no options exercisable.

Performance Based Share Option Plan
Under its 1998 Executive Share Option Scheme and Share Option Plan, the Company grants selected executives and other key employees share option awards vesting of which is contingent upon increases in the Company's earnings per share above certain predetermined target levels. The exercise price of each option, which has a 10-year life, is equal to the market price of the Company's shares on the date of grant.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2000, 2001 and 2002:

	2002			2001			2000

	Risk-free	Expected	Dividend	Risk-free	Expected	Dividend	Risk-free	Expected	Dividend
	interest rate	volatility	yield	interest rate	volatility	yield	interest rate	volatility	yield

	%	%	%	%	%	%	%	%	%
Rio Tinto plc	5.22	30.84	2.83	4.76	30.04	3.18	5.28	30.5	3.59
Rio Tinto Limited	6.51	25.92	2.76	5.27	26.02	2.98	6.76	25.3	3.61

A summary of the status of the Company's performance-based share option plan as of 31 December 2001 and 2002, and changes during the years ending on those dates is presented below:

	Rio Tinto plc - Share Option Plan

	2002		2001		2000

		Weighted		Weighted		Weighted
		average		average		average
	Number	share price	Number	share price	Number	share price

		£'s		£'s		£'s
Options outstanding at 1 January	5,785,625	9.97	4,381,611	8.66	2,926,822	8.14
Granted	2,095,314	14.59	1,931,747	12.66	1,534,306	9.65
Exercised	(540,568)	8.16	(392,021)	8.20	-	-
Cancelled	(154,117)	14.72	(135,712)	10.86	(79,517)	8.61

Options outstanding at 31 December	7,186,254	11.35	5,785,625	9.97	4,381,611	8.66

Weighted-average fair value of options granted during the year		4.99		4.52		3.06

Back to Contents

42  Reconciliation to US Accounting Principles (continued)

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

	Rio Tinto Limited - Share Option Plan

	2002		2001		2000

		Weighted		Weighted		Weighted
		average		average		average
	Number	share price	Number	share price	Number	share price

		A$'s		A$'s		A$'s
Options outstanding at 1 January	1,694,730	28.09	853,188	22.13	586,691	21.26
Granted	1,003,849	39.87	932,265	33.01	266,497	24.07
Exercised	(208,528)	20.15	(78,775)	21.15	-	-
Cancelled	(50,721)	37.65	(11,948)	32.53	-	-

Options outstanding at 31 December	2,439,330	33.42	1,694,730	28.09	-	22.13

Weighted-average fair value of options granted during the year		13.71		11.10		7.50

	Rio Tinto plc - Share Option Plan

As at 31 December 2002:		Options Outstanding		Options exercisable

		Weighted	Weighted		Weighted
		average	average		average
Range of exercise prices	Number	remaining life	ex price	Number	ex price

		years	£'s		£'s
£8 - £10	3,388,982	0.3	8.78	1,933,796	8.13
£12 - £15	3,797,272	5.7	13.64	-	-

£8 - £15	7,186,254	3.1	11.35	-	8.13

At 31 December 2001 there were 1 million (2000: nil) options exercisable with a weighted average exercise price of £8.20

	Rio Tinto Limited - Share Option Plan

	Options Outstanding			Options exercisable

		Weighted	Weighted		Weighted
		average	average		average
Range of exercise price	Number	remaining life	ex price	Number	ex price

		years	A$'s		A$'s
A$20 - A$25	565,243	0.3	23.00	318,273	22.18
A$30 - A$40	1,874,087	5.7	36.56	-	-

A$20 - A$40	2,439,330	4.4	33.42	318,273	22.18

At 31 December 2001 there were 0.2 million (2000: nil) options exercisable with a weighted average exercise price of A$20.14

	Rio Tinto plc - Executive Share Option Scheme

	2002		2001		2000

		Weighted		Weighted		Weighted
		average		average		average
	Number	share price	Number	share price	Number	share price

		£'s		£'s		£'s
Options outstanding at 1 January	130,786	8.09	238,336	7.89	277,067	7.55
Exercised	(68,786)	7.73	(107,550)	7.65	(38,731)	5.45

Options outstanding at 31 December	62,000	8.49	130,786	8.09	-	7.89

Number of options exercisable at year end	62,000		130,786		238,336
Weighted-average exercise price of options exercisable at year end		8.49		8.09		7.89

As at 31 December 2002, Rio Tinto plc has 0.06 million performance options outstanding under the 1998 Executive Share Option Scheme with exercise prices between £6.89 and £8.61. These options have vested and have a weighted average remaining life of 1.3 years.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

42  Reconciliation to US Accounting Principles (continued)
The following supplements segmental information provided elsewhere in this report to provide additional information required under US GAAP

Property, plant and equipment by location
	Rio Tinto Group

	Restated		Restated
	2002	2001	2002	2001

	%	%	US$m	US$m

North America	42.7	48.3	5,204	5,566
Australia and New Zealand	48.5	44.0	5,912	5,071
South America	0.9	1.2	112	139
Africa	5.0	3.6	608	420
Indonesia	0.4	0.5	50	52
Europe and other countries	2.5	2.4	297	264

	100.0	100.0	12,183	11,512

Tax charge by product group

	Rio Tinto Group

	2002	2001	2000

	US$m	US$m	US$m
Iron Ore	(215)	(239)	(191)
Energy	(197)	(212)	(125)
Industrial Minerals	(200)	(219)	(224)
Aluminium - Comalco	(107)	(160)	(211)
Copper	(118)	(154)	(182)
Diamonds and Gold	(59)	(43)	(53)
Tax on exploration	18	26	28
Other items, including tax relief on asset write downs	170	283	139

	(708)	(718)	(819)

Covenants
Of the Rio Tinto Group's medium and long term borrowings of US$2.7 billion, some US$0.6 billion relates to the Group's share of non-recourse borrowings which are the subject of various financial and general covenants with which the respective borrowers are in compliance.

Intangible assets under US GAAP (Rio Tinto Group and Rio Tinto plc)
The implementation of FAS 141 resulted in the reclassification of US$340 million from goodwill to finite lived intangible assets at 1 January 2002. The accumulated cost relating to these intangible assets at 31 December 2002 was US$714 million and accumulated amortisation was US$394 million. The total amortisation expense was US$68 million of which US$20 million is related to the amortisation of goodwill previously written off to reserves under UK GAAP now reclassified as finite lived intangible assets under US GAAP. The remaining US$48 million relates to the amortisation of goodwill included as an asset on the UK GAAP balance sheet but now reclassified as finite lived intangible assets under US GAAP. The estimated amortisation charge relating to intangible assets for each of the next five years is US$68 million.

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED
NOTES TO FINANCIAL STATEMENTS - (continued)

42  Reconciliation to US Accounting Principles (continued)

Accounting for derivative instruments and hedging activities

During 2002, the following movements, pre tax and minorities, took place in Other comprehensive income (OCI) and earnings in relation to net derivative liabilities:

	Net	Recorded	Recorded
	derivative	in OCI	in retained
	liabilities		earnings
	US$m	US$m	US$m

Net derivative liabilities on balance sheet at 31 December 2001	(332)	(181)	(151)
Less: net derivative liabilities marked to market through OCI at 1 January 2002
relating to contracts maturing in 2002 (a)	31	31	-
Less: net derivative liabilities marked to market through retained earnings at
1 January 2002 relating to contracts maturing in 2002 (b)	40	-	40
Add: mark to market of net derivative liabilities designated as FAS 133
cash flow hedges at 31 December 2002 (c)	90	90	-
Add: mark to market of net derivative liabilities not designated as hedges under
FAS 133 at 31 December 2002 (d)	117	-	117

On balance sheet at 31 December 2002	(54)	(60)	6

(a)	During 2002, net losses of US$31 million relating to derivatives designated as cash flow hedges under FAS 133 were transferred from accumulated OCI to US GAAP earnings on maturity of the contracts.
(b)	During 2002, accrued losses of US$40 million relating to derivatives that were not designated as hedges under FAS 133 were realised on maturity of the contracts.
(c)	The fair value of net derivative liabilities designated as cash flow hedges under FAS 133 reduced by US$90 million during 2002 resulting in a closing debit balance related to cash flow hedging activities of US$60 million in OCI. These cash flow hedges hedge the Group's exposure to the US dollar in relation to future trading transactions. The Group expects to reclassify US$18 million of this amount as reductions in earnings over the next twelve months as these contracts and the transactions which they hedge mature. As at 31 December 2002, the Group had US$102 million of cash flow hedge derivative liabilities and US$42 million of cash flow hedge derivative assets. The cash flow hedges extend to 2010.
(d)	Certain of the Group's derivative contracts do not qualify for hedge accounting under FAS 133, principally because the hedge is not located in the entity with the exposure. The fair value of these net derivative liabilities reduced by US$117 million during 2002. As at 31 December 2002, the Group had US$102 million of assets relating to derivatives which do not qualify for hedge accounting under FAS 133, and US$96 million of liabilities.