Form 20-F/A
period 2002-12-31
RIO TINTO PLC; RIO TINTO LTD
filed 2003-06-04
CIK 863064, 887028

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

(Mark One)

Registration statement pursuant to Section 12 (b) or 12(g) of the Securities Exchange Act of 1934
or
Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the financial year ended: 31 December 2002
or
Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from: ____________ to ____________

Commission file number: 1-10533	Commission file number: 0-20122

Rio Tinto plc	Rio Tinto Limited
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

England and Wales	Victoria, Australia
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

6 St James’s Square	Level 33, 55 Collins Street
London, SW1Y 4LD, England	Melbourne, Victoria 3001, Australia
(Address of principal executive offices)	(Add ress of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered	Name of each exchange on which registered	Title of each class
American Depositary Shares*	New York Stock Exchange		None
Ordinary Shares of 10p each**	New York Stock Exchange
*	Evidenced by American Depository Receipts. Each American Depository Share represents four Rio Tinto plc Ordinary Shares of 10p each.
**	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Title of each class	Title of each class
None	American Depositary Shares***
Shares
***	Evidenced by American Depository Receipts. Each American Depository Share represents four Rio Tinto Limited Ordinary Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None	None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of each class	Number	Number	Title of each class
Ordinary Shares of 10p each	1,065,481,600	498,818,278	Shares
DLC Dividend Share of 10p	1	1	DLC Dividend Share
Special Voting Share of 10p	1	1	Special Voting Share

Indicate by check mark whether the Registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports), and (2) have been subject to such filing requirements for the past 90 days:

Yes	No
Indicate by check mark which financial statement item the Registrants have elected to follow:

Item 17	Item 18

Back to Contents

EXPLANATORY NOTE

This Form 20-F/A has been filed to:

•	exclude from Item 18 of the Annual reports on Form 20-F filed by Rio Tinto plc and Rio Tinto Limited on 23 April 2003 (the “Form 20-F”) the financial statements and supplementary information of the Rio Tinto Group set out on pages 73 to 138 of the 2002 Annual report, including the accompanying Report of the Independent Auditors on page 129 of the 2002 Annual report. Such financial statements and supplementary information, including the accompanying Report of the Independent Auditors, are being excluded because such Report of the Independent Auditors contains language purporting to limit the responsibility of the registrants’ Independent Auditors to third parties, which language the staff of the Securities and Exchange Commission (the “Commission”) does not wish registrants to include in documents filed with the Commission. In view of the exclusion from Item 18 of the Form 20-F of the financial statements referenced above, the reference in Item 4 of the Form 20-F to note 31 on page 116 of the 2002 Annual report should be read as a reference to note 31 on page A-47 of this Form 20-F/A, and the reference in Item 6 of the Form 20-F to note 41 on pages 121 to 124 of the 2002 Annual report should be read as a reference to note 40 on pages A-52 to A-55 of this Form 20-F/A;

•	include in Item 18 of the Form 20-F the Report of the Independent Auditors on page A-1 of this Form 20-F/A. Such Report of the Independent Auditors was inadvertently omitted from the pages referenced under Item 18 of the Form 20-F but was transmitted to the Commission with the Form 20-F and has been and is currently available to the public on the Commission’s EDGAR database; The date of such Report of Independent Auditors has been modified with respect to the last paragraph of note 29 to the financial statements but otherwise such Report of Independent Auditors remains unchanged;

•	update the disclosure in the last paragraph of note 29, Contingent liabilities and commitments, on page A-45 of this Form 20-F/A following the substantial disallowance of the Group’s objections to certain tax assessments issued by the Australian Tax Office in 2002. Based on Counsel’s opinion, the directors continue to believe that the assessments are not sustainable under Australian law prevailing at the time of the transactions and that no material loss will arise; and

•	include in Item 19 of the Form 20-F, and as Exhibit 10.1 to the Form 20-F, the Consent of the Independent Auditors of Rio Tinto plc and Rio Tinto Limited to the incorporation by reference of the Report of the Independent Auditors on page A-1 of this Form 20-F/A in the registration statement on Form F-3 (No. 333-13558) of Rio Tinto Finance (USA) Limited, Rio Tinto plc and Rio Tinto Limited.

Except as described in the third bullet point above with respect to the last paragraph of note 29, Contingent liabilities and commitments, no changes have been made to the financial statements of the Rio Tinto Group, Rio Tinto plc or Rio Tinto Limited as contained in the Form 20-F.

This Form 20-F/A consists of a cover page, this explanatory note, the answers (as amended) to Items 18 and 19 of the Form 20-F, the signature page, Exhibit 10.1 and the required certifications of the principal executive officer and the principal financial officer of Rio Tinto plc and Rio Tinto Limited. While the answers (as amended) to Items 18 and 19 of the Form 20-F have been restated in full as required by Rule 12b-15 under the Securities Exchange Act of 1934, no changes have been made to such answers except as specifically described above.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

Rio Tinto 2002 Form 20-F/A   1

Back to Contents

RIO TINTO

PART III

Item 18.  Financial Statements

The Report of the Independent Auditors and the financial statements of the Rio Tinto Group (the “Group”) and of the Rio Tinto plc and Rio Tinto Limited parts of the Group have been set out on pages A-1 to A-72 of this Form 20-F/A.

Item 19.  Exhibits

Index

Exhibit Number	Description

1.1*	Memorandum and Articles of Association of Rio Tinto plc (adopted by special resolution passed on 11 April 2002)
1.2*	Constitution of Rio Tinto Limited (ACN 004 458 404) (as adopted by special resolution passed on 24 May 2000 and amended by special resolution on 18 April 2002).

3.1	DLC Merger Implementation Agreement, dated 3 November 1995 between CRA Limited and The RTZ Corporation PLC relating to the implementation of the DLC merger (incorporated by reference to Exhibit 2.1 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533).
3.2	DLC Merger Sharing Agreement, dated 21 December 1995 between CRA Limited and The RTZ Corporation PLC relating to the ongoing relationship between CRA and RTZ following the DLC merger (incorporated by reference to Exhibit 2.1 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533).
3.3	RTZ Shareholder Voting Agreement, dated 21 December 1995 between The RTZ Corporation PLC, RTZ Shareholder SVC Pty. Limited, CRA Limited, R.T.Z. Australian Holdings Limited and The Law Debenture Trust Corporation p.l.c. (incorporated by reference to Exhibit 2.3 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533).
3.4	CRA Shareholder Voting Agreement, dated 21 December 1995 between CRA Limited, CRA Shareholder SVC Limited, The RTZ Corporation PLC and The Law Debenture Trust Corporation p.l.c., relating to the RTZ Special Voting Share (incorporated by reference to Exhibit 2.4 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533).

4.01	Service Agreement dated 1 January 1992 between Sir Robert Wilson and RTZ Limited (incorporated by reference to Exhibit 4.01 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.02	Letter dated 1 January 1992 to Sir Robert Wilson about supplementary pension arrangements (incorporated by reference to Exhibit 4.02 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.03	Supplementary letter dated 1 January 1992 to Sir Robert Wilson about pension arrangements (incorporated by reference to Exhibit 4.03 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.04	Memorandum effective 1 April 1992 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and RTZ Limited (incorporated by reference to Exhibit 4.04 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.05	Memorandum effective 1 April 1993 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and RTZ Limited (incorporated by reference to Exhibit 4.05 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.06	Letter dated 9 March 1994 amending Service Agreement dated 1 January 1992 between Sir Robert Wilson and RTZ Limited (incorporated by reference to Exhibit 4.06 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.07	Memorandum effective 1 April 1994 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and RTZ Limited (incorporated by reference to Exhibit 4.07 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.08	Letter dated 22 November 1994 to Sir Robert Wilson about supplementary pension arrangements (incorporated by reference to Exhibit 4.08 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

Rio Tinto 2002 Form 20-F/A   2

Back to Contents

4.09	Memorandum effective 1 April 1995 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and RTZ Limited (incorporated by reference to Exhibit 4.09 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.10	Memorandum effective 1 April 1996 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and RTZ Limited (incorporated by reference to Exhibit 4.10 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.11	Letter dated 20 January 1997 to Sir Robert Wilson about directors' pension arrangements (incorporated by reference to Exhibit 4.11 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.12	Memorandum effective 1 April 1997 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and RTZ Limited (incorporated by reference to Exhibit 4.12 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.13	Memorandum effective 1 April 1998 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and Rio Tinto London Limited (formerly RTZ Limited) (incorporated by reference to Exhibit 4.13 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.14	Memorandum effective 1 April 1999 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and Rio Tinto London Limited (formerly RTZ Limited) (incorporated by reference to Exhibit 4.14 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.15	Memorandum effective 1 April 2000 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and Rio Tinto London Limited (formerly RTZ Limited) (incorporated by reference to Exhibit 4.15 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.16	Supplementary letter dated 14 February 2001 to Sir Robert Wilson about reduction of notice period (incorporated by reference to Exhibit 4.16 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.17	Memorandum effective 1 April 2001 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and Rio Tinto London Limited (formerly RTZ Limited) (incorporated by reference to Exhibit 4.17 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.18	Memorandum effective 1 March 2002 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and Rio Tinto London Limited (formerly RTZ Limited) (incorporated by reference to Exhibit 4.18 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2001, File No. 1-10533).
4.19*	Memorandum effective 1 March 2003 to Service Agreement dated 1 January 1992 between Sir Robert Wilson and Rio Tinto London Limited (formerly RTZ Limited).

4.20	Service Agreement dated 24 March 1999 between Mr R L Clifford and Rio Tinto Limited (incorporated by reference to Exhibit 4.18 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.21	Memorandum effective 1 April 1999 to Service Agreement dated 24 March 1999 between Mr R L Clifford and Rio Tinto Limited (incorporated by reference to Exhibit 4.19 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.22	Memorandum effective 1 April 2000 to Service Agreement dated 24 March 1999 between Mr R L Clifford and Rio Tinto Limited (incorporated by reference to Exhibit 4.20 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.23	Memorandum effective 1 April 2001 to Service Agreement dated 24 March 1999 between Mr R L Clifford and Rio Tinto Limited (incorporated by reference to Exhibit 4.21 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.24	Memorandum effective 1 March 2002 to Service Agreement dated 24 March 1999 between Mr R L Clifford and Rio Tinto Limited (incorporated by reference to Exhibit 4.23 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2001, File No. 1-10533).
4.25*	Memorandum effective 1 March 2003 to Service Agreement dated 24 March 1999 between Mr R L Clifford and Rio Tinto Limited.

4.26	Letter dated 1 January 1992 to Mr R Adams about supplementary pension arrangements (incorporated by reference to Exhibit 4.23 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.27	Supplementary letter dated 1 January 1992 to Mr R Adams about pension arrangements (incorporated by reference to Exhibit 4.24 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.28	Letter dated 22 November 1994 to Mr R Adams about supplementary pension arrangements (incorporated by reference to Exhibit 4.29 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.29	Letter dated 20 January 1997 to Mr R Adams about directors' pension arrangements (incorporated by reference to Exhibit 4.32 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2001, File No. 1-10533).

Rio Tinto 2002 Form 20-F/A   3

Back to Contents

4.30*	Service Agreement dated 15 April 2003 between Mr R Adams and Rio Tinto London Limited.

4.31*	Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto London Limited.
4.32*	Memorandum effective 1 March 2003 to Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto Limited.

4.33	Service Agreement dated 19 January 1999 between Mr O L Groeneveld and Rio Tinto Limited (incorporated by reference to Exhibit 4.53 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.34	Memorandum effective 1 April 1999 to Service Agreement dated 19 January 1999 between Mr O L Groeneveld and Rio Tinto Limited (incorporated by reference to Exhibit 4.54 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.35	Memorandum effective 1 April 2000 to Service Agreement dated 19 January 1999 between Mr O L Groeneveld and Rio Tinto Limited (incorporated by reference to Exhibit 4.55 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-105
4.36	Memorandum effective 1 April 2001 to Service Agreement dated 19 January 1999 between Mr O L Groeneveld and Rio Tinto Limited (incorporated by reference to Exhibit 4.56 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-105
4.37	Memorandum effective 1 March 2002 to Service Agreement dated 19 January 1999 between Mr O L Groeneveld and Rio Tinto Limited (incorporated by reference to Exhibit 4.61 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2001, File No. 1-10533).
4.38*	Memorandum effective 1 March 2003 to Service Agreement dated 19 January 1999 between Mr O L Groeneveld and Rio Tinto Limited.

4.39	Service Agreement dated 1 June 1994 between Mr J C A Leslie and RTZ Limited (incorporated by reference to Exhibit 4.57 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.40	Letter dated 22 November 1994 to Mr J C A Leslie about supplementary pension arrangements (incorporated by reference to Exhibit 4.58 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.41	Memorandum effective 1 April 1995 to Service Agreement dated 1 June 1994 between Mr J C A Leslie and RTZ Limited (incorporated by reference to Exhibit 4.59 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.42	Letter dated 20 January 1997 to Mr J C A Leslie about directors' pension arrangements (incorporated by reference to Exhibit 4.60 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.43	Memorandum effective 1 April 1998 to Service Agreement dated 1 June 1994 between Mr J C A Leslie and Rio Tinto London Limited (formerly RTZ Limited) (incorporated by reference to Exhibit 4.61 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.44	Memorandum effective 1 April 1999 to Service Agreement dated 1 June 1994 between Mr J C A Leslie and Rio Tinto London Limited (formerly RTZ Limited) (incorporated by reference to Exhibit 4.62 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.45	Memorandum effective 1 April 2000 to Service Agreement dated 1 June 1994 between Mr J C A Leslie and Rio Tinto London Limited (formerly RTZ Limited) (incorporated by reference to Exhibit 4.63 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.46	Memorandum effective 1 April 2001 to Service Agreement dated 1 June 1994 between Mr J C A Leslie and Rio Tinto London Limited (formerly RTZ Limited) (incorporated by reference to Exhibit 4.64 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.47	Memorandum effective 1 March 2002 to Service Agreement dated 19 August 1991 between Mr J C A Leslie and Rio Tinto London Limited (formerly RTZ Limited) (incorporated by reference to Exhibit 4.70 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2001, File No. 1-10533).
4.48	Mining Companies Comparative Plan (incorporated by reference to Exhibit 4.02 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533) (incorporated by reference to Exhibit 4.62 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.49	Share Option Plan (incorporated by reference to Exhibit 4.02 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533) (incorporated by reference to Exhibit 4.62 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).
4.50	Medical expenses plan (incorporated by reference to Exhibit 4.02 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533) (incorporated by reference to Exhibit 4.62 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

Rio Tinto 2002 Form 20-F/A   4

Back to Contents

4.51	Pension plan (incorporated by reference to Exhibit 4.02 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533) (incorporated by reference to Exhibit 4.62 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533).

8.1*	List of subsidiary companies

10.1	Consent of the Independent Auditors

*      Previously filed as an exhibit to the Annual report on Form 20-F for the year ended 31 December 2002 and incorporated by reference.

Rio Tinto 2002 Form 20-F/A   5

Back to Contents

SIGNATURE

The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this Annual Report on their behalf.

Rio Tinto plc			Rio Tinto Limited
(Registrant)			(Registrant)

	/s/ A V Lawless		/s/ A V Lawless

Name:	A V Lawless	Name:	A V Lawless
Title:	Secretary	Title:	Assistant Secretary

Date: 4 June 2003

Rio Tinto 2002 Form 20-F/A   6

Back to Contents

CERTIFICATION

I, R P Wilson, certify that:

1.	I have reviewed this annual report on Form 20-F of Rio Tinto plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

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

Rio Tinto plc
(Registrant)

/s/ R P Wilson

Chairman
(Chief Executive Officer)

Date: 4 June 2003

Rio Tinto 2002 Form 20-F/A   7

Back to Contents

CERTIFICATION

I, G R Elliott, certify that:

1.	I have reviewed this annual report on Form 20-F of Rio Tinto plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

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

Rio Tinto plc
(Registrant)

/s/ G R Elliott

Finance Director
(Chief Financial Officer)

Date: 4 June 2003

Rio Tinto 2002 Form 20-F/A   8

Back to Contents

CERTIFICATION

I, R P Wilson, certify that:

1.	I have reviewed this annual report on Form 20-F of Rio Tinto Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

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

Rio Tinto Limited
(Registrant)

/s/ R P Wilson

Chairman
(Chief Executive Officer)

Date: 4 June 2003

Rio Tinto 2002 Form 20-F/A   9

Back to Contents

CERTIFICATION

I, G R Elliott, certify that:

1.	I have reviewed this annual report on Form 20-F of Rio Tinto Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

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

Rio Tinto Limited
(Registrant)

/s/ G R Elliott

Finance Director
(Chief Financial Officer)

Date: 4 June 2003

Rio Tinto 2002 Form 20-F/A   10

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

/s/ PricewaterhouseCoopers LLP	/s/ PricewaterhouseCoopers
PricewaterhouseCoopers LLP	PricewaterhouseCoopers
Chartered Accountants and Registered Auditors	Chartered Accountants
London, England	Perth, Australia
20 February 2003, except as to the information presented in	20 February 2003, except as to the information presented in
the last paragraph of Note 29, for which the date is 4 June	the last paragraph of Note 29, for which the date is 4 June
In respect of the members of Rio Tinto plc	In respect of the members of Rio Tinto Limited

Back to Contents

RIO TINTO PLC - RIO TINTO LIMITED

PROFIT AND LOSS ACCOUNTS FOR THE YEARS ENDED 31 DECEMBER

Rio Tinto plc -	Rio Tinto Limited -
part of Rio Tinto Group	part of Rio Tinto Group	Rio Tinto Group

2002	2001	2000	2002	2001	2000	2002	2001	2000

Note	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Gross turnover (including share of joint
ventures and associates)	7,213	6,934	7,191	5,458	5,296	4,436	10,828	10,438	9,972
Share of joint ventures' turnover	(859)	(855)	(975)	(803)	(757)	(514)	(1,662)	(1,612)	(1,489)
Share of associates' turnover	(2,425)	(2,356)	(2,223)	(141)	(110)	(40)	(723)	(674)	(608)

Consolidated turnover	3,929	3,723	3,993	4,514	4,429	3,882	8,443	8,152	7,875
Net operating costs (including exceptional
2	charges in 2002 and 2001 (c))	(3,948)	(3,586)	(3,078)	(3,659)	(3,004)	(2,609)	(7,612)	(6,590)	(5,687)

Group operating profit	(19)	137	915	855	1,425	1,273	831	1,562	2,188
Share of operating profit of :
Joint ventures (including exceptional
charges in 2002 (c))	258	268	348	274	286	165	532	554	513
Associates (including exceptional charges
in 2001 (c))	671	794	759	51	34	18	239	217	211
Profit on disposal of interest in joint venture	-	54	-	-	-	-	-	54	-

Profit on ordinary activities before interest	910	1,253	2,022	1,180	1,745	1,456	1,602	2,387	2,912
5	Net interest payable	(156)	(225)	(265)	(124)	(190)	(131)	(237)	(347)	(340)
6	Amortisation of discount	(39)	(45)	(50)	(23)	(19)	(20)	(54)	(57)	(63)

Profit on ordinary activities before taxation	715	983	1,707	1,033	1,536	1,305	1,311	1,983	2,509
7	Taxation (including tax relief on exceptional
charges (c))	(442)	(378)	(542)	(423)	(522)	(452)	(708)	(718)	(819)

Profit on ordinary activities after taxation	273	605	1,165	610	1,014	853	603	1,265	1,690
Attributable to outside shareholders (equity)
(including exceptional charges in 2002 (c))	(78)	(114)	(101)	126	(72)	(82)	48	(186)	(183)

Profit for the financial year (net earnings)	195	491	1,064	736	942	771	651	1,079	1,507
8	Dividends to shareholders	(639)	(628)	(611)	(299)	(294)	(288)	(826)	(812)	(790)

Retained (loss)/profit for the financial year	(444)	(137)	453	437	648	483	(175)	267	717

9	Earnings per ordinary share (US cents)	18.3c	46.1	c	100.1	c	147.6c	189.0	c	142.8	c	47.3	c	78.5	c	109.8	c
4	Adjusted earnings (US$m)	934	1,042	1,064	961	994	771	1,530	1,662	1,507
9	Adjusted earnings per ordinary share (US cents)	87.7c	97.9	c	100.1	c	192.7c	199.4	c	142.8	c	111.2	c	120.9	c	109.8	c
Dividends per share
8	–– Rio Tinto plc (pence)	37.47	p	41.68	p	38.87	p	37.47	p	41.68	p	38.87	p
8	–– Rio Tinto Limited (Australian cents)	105.93	c	115.27	c	102.44	c	105.93	c	115.27	c	102.44	c

(a)	Diluted earnings per share figures are 0.1 US cents (2001: 0.2 US cents, 2000: 0.1 US cents) lower than the earnings per share figures above.
(b)	The results for all years relate wholly to continuing operations.
(c)	The profit for the financial year is stated after exceptional charges. These are added back to arrive at adjusted earnings (see note 4).

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

In 2002, the Australian Tax Office issued assessments of approximately A$500 million (which amount includes penalties and interest) in relation to certain transactions undertaken by the Australian group in a prior year. (These assessments would equate with US$283 million at the year end exchange rate). The Group lodged objections to these assessments, which objections were substantially disallowed. This dispute is likely to result in litigation but, based on Counsels’ opinion, the directors believe that the assessments are not sustainable under the Australian law prevailing at the time of the transactions. Accordingly, the directors believe that no material loss will arise. In accordance with Australian tax law and practice, payment of all or part of the disputed tax assessments may be required pending resolution of the dispute. Any such payment will be subject to recovery with interest if, as is believed, the Group is successful in challenging the assessments. These assessments relate to the Rio Tinto Limited part of the Rio Tinto Group and therefore are also relevant to the Rio Tinto Group and the Rio Tinto plc part of the Group.

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