Form 20-F
period 2005-12-31
RIO TINTO PLC; RIO TINTO LTD
filed 2006-06-23
CIK 863064, 887028

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

Registration statement pursuant to Section 12 (b) or 12(g) of the Securities Exchange Act of 1934

or

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the financial year ended: 31 December 2005

or

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from:___________________ to ___________________

or

Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report___________________

Commission file number: 1-10533	Commission file number: 0-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
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

Title of each class	Number	Number	Title of each class
Ordinary Shares of 10p each	1,068,422,633	456,815,943	Shares
DLC Dividend Share of 10p	1	1	DLC Dividend Share
Special Voting Share of 10p	1	1	Special Voting Share

Indicate by check mark if the registrants are well-seasoned issuers, as defined in rule 405 of the Securities Act.

Yes	No

If this report is an annual or transition report, indicate by check mark if the registrants are not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Yes	No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports), and (2) have been subject to such filing requirements for the past 90 days:

Yes	No

Indicate by check mark whether the registrants are large accelerated filers, accelerated filers, or non-accelerated filers. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement item the registrants have elected to follow:

Item 17	Item 18

EXPLANATORY NOTE

The Rio Tinto Group is a leading international mining group, combining Rio Tinto plc and Rio Tinto Limited in a dual listed companies (‘DLC’) merger.
     The DLC merger has the effect that shareholders can be regarded as having interests in a single economic enterprise that is under common control and management. Accordingly this annual report on Form 20-F has been presented on a Group basis with certain exceptions such as the separate discussion and analyses that relate to the Rio Tinto plc and Rio Tinto Limited parts of the Group that have been provided as a supplement to the discussion of the Rio Tinto Group. Shares in Rio Tinto plc and Rio Tinto Limited both provide shareholders with an interest in the earnings and net assets of the total Group, as if they together were a single economic entity. In other words, a share in Rio Tinto plc provides an economic interest in the same fraction of the combined earnings and net assets of the Group as a share in Rio Tinto Limited.
     The 2005 Financial statements including reconciliation to US accounting principles of the Rio Tinto Group (“the Group”) and of the Rio Tinto plc and Rio Tinto Limited parts of the Group (“the 2005 Financial statements”) provide analysis of the total Group according to its legal structure, but these separate figures are not indicative of the economic interest of shareholders in either of the Listed Companies.
     Rio Tinto plc and Rio Tinto Limited also present their annual reports and financial statements to their shareholders, in accordance with both United Kingdom and Australian legislation and regulations, on a Group basis. The current such document is the 2005 Annual report and financial statements.
     The 2005 Financial statements and the 2005 Annual report and financial statements were both furnished with the Securities and Exchange Commission on Form 6-K for the month of March 2006 which was furnished on 6 April 2006. The 2005 Financial statements have been incorporated by reference under Item 18 herein.
     Rio Tinto plc and Rio Tinto Limited established separate ADR programmes prior to their merger and have maintained both but following a recent review it was concluded that the Rio Tinto Limited ADR programme should be terminated with effect from 10 April 2006 and a notice of termination was mailed to ADR holders. The Rio Tinto plc ADR programme will not be affected by this termination.

Rio Tinto 2005 Form 20-F	1

Rio Tinto 2005 Form 20-F	2

Back to Contents

RIO TINTO

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA FOR THE RIO TINTO GROUP for the period 2001 to 2005
Dividends declared
in respect of each
year per share
US cents	UK pence	Australian cents

The special dividend of 110 US cents per share (61.89 pence or 145.42 Australian cents per share), declared payable at the same time as the 2005 final dividend, has not been included above.

The selected consolidated financial data on pages 4 to 6 has been derived from the 2005 Financial statements of the Rio Tinto Group and of the Rio Tinto plc and Rio Tinto Limited parts of the Group incorporated by reference under Item 18. Financial statements, herein, restated where appropriate to accord with the current accounting policies and presentations. The selected consolidated financial data should be read in conjunction with, and qualified in their entirety by reference to, the 2005 Financial statements and notes thereto.
     The 2005 Financial statements were prepared in accordance with IFRS as adopted by the European Union, which differs in certain respects from US GAAP. Details of the principal differences between EU IFRS and US GAAP are set out in note 52 on pages A-92 to A-107 of the 2005 Financial statements.

Rio Tinto 2005 Form 20-F	3

Back to Contents

RIO TINTO GROUP

Income Statement Data
For the years ending 31 December
Amounts in accordance with EU IFRS (a)
(US$ millions)	2004	2005

Consolidated turnover	12,954	19,033
Group operating profit (b)	3,327	6,922
Profit for the year	3,244	5,498

Group operating profit per share (US cents)	241.3	507.5
Earnings per share (US cents)	239.1	382.3
Diluted earnings per share (US cents)	238.7	381.1
Dividends per share (US cents) (c)	66.0	83.5
Dividends per share (pence) (c)	36.2	45.7
Dividends per share (Australian cents) (c)	90.2	108.9
Weighted average number of shares (millions)	1,379	1,364

Amounts in accordance with US GAAP
(US$ millions)	2001	2002	2003	2004	2005

Consolidated turnover (g)	8,348	8,719	9,545	11,814	19,033
Group operating profit (g)	1,821	746	1,041	1,442	6,196
Net earnings (d)	1,038	581	1,977	2,823	4,969

Earnings per share (US cents)	75.5	42.2	143.5	204.7	364.3
Diluted earnings per share (US cents)	75.4	42.1	143.3	204.4	363.1

Balance Sheet Data
at 31 December
Amounts in accordance with EU IFRS (a)
(US$ millions)	2004	2005

Total assets	26,308	29,803
Share capital / premium	3,127	3,079
Total equity / Net assets	12,591	15,739

Amounts in accordance with US GAAP
(US$ millions)	2001	2002	2003	2004	2005

Total assets	22,102	22,600	26,959	28,938	31,899
Share capital / premium	2,486	2,580	2,869	2,938	3,079
Rio Tinto shareholders' funds (d)	9,571	9,517	12,044	14,462	17,214

Rio Tinto 2005 Form 20-F	4

Back to Contents

RIO TINTO PLC - PART OF RIO TINTO GROUP

Income Statement Data
for the years ending 31 December
Amounts in accordance with EU IFRS (a)
(US$ millions)	2004	2005

Consolidated turnover	5,506	7,566
Group operating profit (b)	1,422	2,596
Profit for the year	2,336	3,651

Group operating profit per share (US cents)	133.3	242.8
Earnings per share (US cents)	229.1	337.1
Diluted earnings per share (US cents)	228.6	336.1
Dividends per share (US cents) (c)	66.0	83.5
Dividends per share (pence) (c)	36.2	45.7
Weighted average number of shares (millions)	1,067	1,069

Amounts in accordance with US GAAP
(US$ millions)	2001	2002	2003	2004	2005

Consolidated turnover (g)	3,783	3,993	4,072	5,298	7,566
Group operating profit (g)	548	(481)	(7)	162	2,176
Net earnings (d)	618	(206)	949	2,010	3,448

Earnings per share (US cents)	58.1	(19.3)	89.0	188.3	322.5
Diluted earnings per share (US cents)	58.0	(19.3)	88.9	188.0	321.6

Balance sheet data
at 31 December
Amounts in accordance with EU IFRS (a)
(US$ millions)	2004	2005

Total assets	15,364	18,389
Share capital / premium	1,994	2,060
Total equity / Net assets	8,830	11,445

Amounts in accordance with US GAAP
(US$ millions)	2001	2002	2003	2004	2005

Total assets	13,735	13,941	15,180	17,375	19,791
Share capital / premium	1,754	1,764	1,784	1,805	2,060
Rio Tinto shareholders’ funds (d)	8,371	7,697	8,931	10,560	12,984

Rio Tinto 2005 Form 20-F	5

Back to Contents

RIO TINTO LIMITED - PART OF RIO TINTO GROUP

Income Statement Data
for the years ending 31 December
Amounts in accordance with EU IFRS (a)
(US$ millions)	2004	2005

Consolidated turnover	7,448	11,467
Group operating profit (b)	1,905	4,326
Profit for the year	1,446	2,812

Group operating profit per share (US cents)	381.8	916.5
Earnings per share (US cents)	273.4	546.0
Diluted earnings per share (US cents)	272.9	543.5
Dividends per share (US cents) (c)	66.0	83.5
Dividends per share (Australian cents) (c)	90.2	108.9
Weighted average number of shares (millions)	499	472

Amounts in accordance with US GAAP
(US$ millions)	2001	2002	2003	2004	2005

Consolidated turnover (g)	4,575	4,726	5,473	6,516	11,467
Group operating profit (g)	1,273	1,231	1,048	1,280	4,020
Net earnings (d)	671	1,267	1,647	1,301	2,432

Earnings per share (US cents)	134.6	254.0	330.1	260.6	515.4
Diluted earnings per share (US cents)	134.5	253.7	330.0	260.1	513.1

Balance sheet data
at 31 December
Amounts in accordance with EU IFRS (a)
(US$ millions)	2004	2005

Total assets	15,636	17,309
Share capital / premium	1,336	1,162
Total equity / Net assets	6,153	6,442

Amounts in accordance with US GAAP
(US$ millions)	2001	2002	2003	2004	2005

Total assets	10,770	11,609	15,234	16,964	18,417
Share capital / premium	865	964	1,280	1,336	1,162
Rio Tinto shareholders' funds (d)	1,920	2,922	4,996	6,247	6,762

Notes
(a)	In accordance with the General Instructions for Form 20-F, Section G, audited information under EU IFRS is presented for 2004 and 2005 only on the occasion of first time application of International Financial Reporting Standards.

(b)	Operating profit under EU IFRS includes the effects of charges and reversals resulting from impairments and profit and loss on disposals of interests in businesses, including investments. Operating profit under US GAAP also includes the effects of charges but not reversals resulting from impairments but excludes profit and loss on disposals of interests in businesses, including investments. Both the EU IFRS and US GAAP operating profit amounts shown above exclude equity accounted operations.
(c)	Dividends presented above are those paid in the year in accordance with EU IFRS.
(d)	Amounts shown are attributable to equity shareholders of Rio Tinto.
(e)	The results for all years relate wholly to continuing operations.
(f)	There are no differences between International Financial Reporting Standards (IFRS) and IFRS adopted by the European Union (EU IFRS) that would impact the financial statements of the Rio Tinto Group for the years ended 31 December 2004 and 2005.
(g)	Certain jointly controlled assets, which previously were equity accounted under UK and US GAAP, are proportionally consolidated under EU IFRS. The above US GAAP data for 2005 also include these units on the basis of proportional consolidation. Amounts presented for consolidated turnover and operating profit in the years 2001 through 2004 have not been restated and continue to incorporate these units on the equity accounting basis. If these units had been subject to equity accounting in 2005, Group consolidated turnover and operating profit, respectively, would have been $2.2 billion and $1.1 billion lower; Rio Tinto plc consolidated turnover and operating profit would have been $746 million and $425 million lower; and Rio Tinto Limited consolidated turnover and operating profit would have been $1.4 billion and $712 million lower. However, net earnings would have been unchanged.
(h)	As a result of adopting IAS 32, IAS 39 and IFRS 5 on 1 January 2005, the Group changed its method of accounting for financial instruments and non-current assets held for sale. In line with the relevant transitional provisions, the prior period comparatives have not been re-stated. See Note 1 to the 2005 Financial statements for further discussion.

Rio Tinto 2005 Form 20-F	6

Back to Contents

RISK FACTORS

The following describes some of the risks that could affect Rio Tinto. There may be additional risks unknown to Rio Tinto and other risks, currently believed to be immaterial, could turn out to be material. These risks, whether they materialise individually or simultaneously, could significantly affect the Group’s business and financial results. They should also be considered in connection with any forward looking statements in this document and the cautionary statement on the following page.

Economic conditions
Commodity prices, and demand for the Group’s products, are influenced strongly by world economic growth, particularly that in the US and Asia. The Group’s normal policy is to sell its products at prevailing market prices. Commodity prices can fluctuate widely and could have a material and adverse impact on the Group’s asset values, revenues, earnings and cash flows. Further discussion can be found under Business environment and markets on page 13, and under Commodity prices on pages 49 to 51.

Exchange rates
The Group’s asset values, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s customers and areas of operation. The majority of the Group’s sales are denominated in US dollars. The Australian and US dollars are the most important currencies influencing costs. The relative value of currencies can fluctuate widely and could have a material and adverse impact on the Group’s asset values, costs, earnings and cash flows. Further discussion can be found under Exchange rates, reporting currencies and currency exposure on pages 47 to 49.

Acquisitions
The Group has grown partly through the acquisition of other businesses. Business combinations commonly entail a number of risks and Rio Tinto cannot be sure that management will be able effectively to integrate businesses acquired or generate the cost savings and synergies anticipated. Failure to do so could have a material and adverse impact on the Group’s costs, earnings and cash flows. Furthermore, the Group could find itself liable for undisclosed past acts or omissions of the acquired businesses without any adequate right of redress.

Exploration and new projects
The Group seeks to identify new mining properties through an active exploration programme. There is no guarantee, however, that such expenditure will be recouped or that existing mineral reserves will be replaced. Failure to do so could have a material and adverse impact on the Group’s financial results and prospects.
     The Group develops new mining properties and expands its existing operations as a means of generating shareholder value. Increasing regulatory, environmental and social approvals are, however, required which can result in significant increases in construction costs and/or significant delays in construction. These increases could materially and adversely affect a project’s economics, the Group’s asset values, costs, earnings and cash flows.

Ore reserve estimates
There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.
     Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping calculations and provisions for close down, restoration and environmental clean up costs. Further discussion can be found under Ore reserve estimates on page 52.

Political and community
The Group has operations in jurisdictions having varying degrees of political instability. Political instability can result in civil unrest, expropriation, nationalisation, renegotiation or nullification of existing agreements, mining leases and permits, changes in laws, taxation policies or currency restrictions. Any of these can have a material adverse effect on the profitability or, in extreme cases, the viability of an operation.
     Some of the Group’s current and potential operations are located in or near communities that may now, or in the future, regard such an operation as having a detrimental effect on their economic and social circumstances. Should this occur, it might have a material adverse impact on the profitability or, in extreme cases, the viability of an operation. In addition, such an event may adversely affect the Group’s ability to enter into new operations in the country.

Technology
The Group has invested in and implemented information system and operational initiatives. Several technical aspects of these initiatives are still unproven and the eventual operational outcome or viability cannot be assessed with certainty. Accordingly, the costs and benefits from these initiatives and the consequent effects on the Group’s future earnings and financial results may vary widely from present expectations.

Rio Tinto 2005 Form 20-F	7

Back to Contents

Land and resource tenure
The Group operates in several countries where title to land and rights in respect of land and resources (including indigenous title) may be unclear and may lead to disputes over resource development. Such disputes could disrupt relevant mining projects and/or impede the Group’s ability to develop new mining properties.

Health, safety and environment
Rio Tinto operates in an industry that is subject to numerous health, safety and environmental laws and regulations as well as community expectations. Evolving regulatory standards and expectations can result in increased litigation and/or increased costs all of which can have a material and adverse effect on earnings and cash flows.

Mining operations
Mining operations are vulnerable to a number of circumstances beyond the Group’s control, including natural disasters, unexpected geological variations and industrial actions. These can affect costs at particular mines for varying periods. Mining, smelting and refining processes also rely on key inputs, for example fuel and electricity. Appropriate insurance can provide protection from some, but not all, of the costs that may arise from unforeseen events. Disruption to the supply of key inputs, or changes in their pricing, may have a material and adverse impact on the Group’s asset values, costs, earnings and cash flows.

Rehabilitation
Costs associated with rehabilitating land disturbed during the mining process and addressing environmental, health and community issues are estimated and provided for based on the most current information available. Estimates may, however, be insufficient and/or further issues may be identified. Any underestimated or unidentified rehabilitation costs will reduce earnings and could materially and adversely affect the Group’s asset values, earnings and cash flows.

Non managed operations
Rio Tinto cannot guarantee that management of mining and processing assets not subject to its management control will comply with the Group’s standards and objectives, nor that effective policies, procedures and controls will be maintained over those assets. Improper management or ineffective policies, procedures or controls could materially affect the value of those assets.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, or similar expressions, commonly identify such forward looking statements. Examples of forward looking statements in this annual report on Form 20-F include those regarding estimated reserves, anticipated production or construction commencement dates, costs, outputs, demand, growth opportunities and productive lives of assets or similar factors. Forward looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this document that are beyond the Group’s control. For example, future reserves will be based in part on long term price assumptions that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for our products, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty.
     In light of these risks, uncertainties and assumptions, actual results could be materially different from any future results expressed or implied by these forward looking statements which speak only as at the date of this report. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or revise any forward looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward looking statements will not differ materially from actual results.

Item 4.	Information on the Company

INTRODUCTION

Rio Tinto Limited and Rio Tinto plc operate as one business organisation, referred to in this report as Rio Tinto, the Rio Tinto Group or, more simply, the Group. These collective expressions are used for convenience only since both Companies, and the individual companies in which they directly or indirectly own investments, are separate and distinct legal entities.
     “Limited”, “plc”, “Pty”, “Inc”, “Limitada”, or “SA” have generally been omitted from Group company names, except to distinguish between Rio Tinto plc and Rio Tinto Limited.

Rio Tinto 2005 Form 20-F	8

Back to Contents

     Financial data in United States dollars (US$) is derived from, and should be read in conjunction with, the 2005 Financial statements which are in US$. In general, financial data in pounds sterling (£) and Australian dollars (A$) have been translated from the consolidated financial statements, and have been provided solely for convenience; exceptions arise where data, such as directors’ remuneration, can be extracted directly from source records.
      Rio Tinto Group turnover, profit before tax and net earnings and operating assets for 2004 and 2005 attributable to the product groups and geographical areas are shown in notes 32 and 33 to the 2005 Financial statements on pages A-52 to A-55. In the Operational review, operating assets and turnover for 2004 and 2005 are consistent with the financial information by business unit in note 51 to the 2005 Financial statements on pages A-90 to A-91.
     The tables on pages 15 to 29 show production for 2003, 2004 and 2005 and include estimates of proven and probable reserves. Words and phrases, often technical, have been used which have particular meanings; definitions of these terms are on in the Glossary on pages 143 to 145. The weights and measures used are mainly metric units; conversions into other units are shown on page 145.

AN OVERVIEW OF RIO TINTO

Rio Tinto is a leading international mining group, combining Rio Tinto plc and Rio Tinto Limited in a dual listed companies (DLC) structure as a single economic entity. Nevertheless, both Companies remain legal entities with separate share listings and registers. Rio Tinto plc is incorporated in England and Wales and Rio Tinto Limited is incorporated in Australia.
     Rio Tinto’s international headquarters are in London whilst the Australian representative office in Melbourne provides support for the operations, undertakes external and investor relations and fulfils statutory obligations. The registered office of Rio Tinto plc is at 6 St James’s Square, London, SW1Y 4LD (telephone: +44 20 7930 2399) and the registered office of Rio Tinto Limited is at Level 33, 55 Collins Street, Melbourne, Victoria 3000 (telephone: +61 3 9283 3333).
     For purposes of service, Rio Tinto’s agent in the US is Shannon Crompton, secretary of Rio Tinto’s US holding companies, who may be contacted at Rio Tinto Services Inc., 80 State Street, Albany, New York, 12207-2543. Investor relations in the US are provided by Makinson Cowell US Limited, One Penn Plaza, 250 W 34th St, Suite 1935, New York, NY 10119.

Objective, strategy and management structure
Rio Tinto’s fundamental objective is to maximise the overall long term return to its shareholders by operating responsibly and sustainably in areas of proven expertise where the Group has competitive advantage. Its strategy is to maximise net present value by investing in large, long life, cost competitive mines. Investments are driven by the quality of opportunity, not choice of commodity.
     Rio Tinto’s mining interests are diverse both in geography and product. The Group consists of wholly and partly owned subsidiaries, jointly controlled assets, jointly controlled entities and associated companies, the principal ones being listed in notes 38 to 41 of the 2005 Financial statements on pages A-68 to A-70.
     Rio Tinto’s management structure is designed to facilitate a clear focus on the Group’s objective. The management structure, which is reflected in this report, is based on principal product and global support groups:

•	Iron Ore
•	Energy
•	Industrial Minerals
•	Aluminium
•	Copper
•	Diamonds
•	Exploration, and
•	Technology.
The chief executive of each group reports to the chief executive of Rio Tinto.

Operational and Financial Review (OFR)
Rio Tinto provides a full description of its operational, financial and HSE performance under Item 5. on pages 36 to 80. This description broadly covers the requirements which would have arisen in the UK had the OFR been introduced as originally proposed.

2005 financial summary
On 31 December 2005, Rio Tinto plc had a market capitalisation of £28.4 billion (US$48.8 billion) and Rio Tinto Limited had a market capitalisation of A$19.7 billion (US$14.5 billion). The combined Group’s market capitalisation in publicly held shares at the end of 2005 was US$63.3 billion.

Rio Tinto 2005 Form 20-F	9

Back to Contents

     At 31 December 2005, Rio Tinto had total assets of US$29.8 billion: 49 per cent were located in Australia and New Zealand and 28 per cent in North America. Gross turnover in 2005 was US$20.7 billion (or US$19.0 billion excluding Rio Tinto’s share of jointly controlled entities and associates’ turnover). In 2005, the profit for the year and net earnings attributable to Rio Tinto shareholders were US$5,498 million and US$5,215 million, respectively.

History
The Rio Tinto Company was formed by investors in 1873 to mine ancient copper workings at Rio Tinto in southern Spain. The Consolidated Zinc Corporation was incorporated in 1905, initially to treat zinc bearing mine waste at Broken Hill, New South Wales, Australia.
     The RTZ Corporation (formerly The Rio Tinto-Zinc Corporation) was formed in 1962 by the merger of The Rio Tinto Company and The Consolidated Zinc Corporation. CRA Limited (formerly Conzinc Riotinto of Australia Limited) was formed at the same time by a merger of the Australian interests of The Consolidated Zinc Corporation and The Rio Tinto Company. Between 1962 and 1995, RTZ and CRA discovered important mineral deposits, developed major mining projects and also grew through acquisition.
     RTZ and CRA were unified in December 1995 through a DLC structure. Directed by a common board of directors, this is designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies.
     In June 1997, The RTZ Corporation became Rio Tinto plc and CRA Limited became Rio Tinto Limited, together known as the Rio Tinto Group. Since the 1995 merger, the Group has continued to invest in developments and acquisitions in keeping with its strategy.

RECENT DEVELOPMENTS

Share buy backs and issues 2005
On 3 February 2005 the Group announced, subject to market conditions, an intention to return up to US$1,500 million of capital to shareholders during the course of 2005 and 2006, and that this would include an off-market buy back of Rio Tinto Limited shares through a tender process.
     On 9 May 2005, Rio Tinto Limited bought back 27,294,139 shares, representing 8.7 per cent of its publicly held issued share capital, under an off-market tender and 16,367,000 shares held indirectly by Rio Tinto plc. All of these shares were purchased at a price of A$36.70 (US$28.36) per share, representing a 14 per cent discount to the relevant market price, and were cancelled.
     During the year Rio Tinto plc bought back 2,600,000 ordinary shares, representing less than one per cent of its issued share capital, on the open market for an aggregate consideration of US$103.2 million, to be held as treasury shares.
     Also during the year Rio Tinto plc issued 3,000,155 ordinary shares and Rio Tinto Limited issued 1,130,211 shares in connection with Rio Tinto’s share plans.
     On 2 February 2006, the Group announced an intention to return up to US$4,000 million of capital to shareholders, of which US$1,500 million would be paid out as a special dividend and, subject to market conditions, the remaining US$2,500 million would be applied to buy backs of either Rio Tinto Limited or Rio Tinto plc shares. This would replace the US$528 million remainder of the initiative announced on 3 February 2005.
     Between 1 January 2006 and 31 May 2006, Rio Tinto plc issued a further 2,102,943 ordinary shares in connection with employee share plans and bought back a further 16,375,000 shares to be held as treasury shares for an aggregate consideration of US$832.6 million. Of the shares issued 872,833 shares were issued from treasury. Rio Tinto Limited purchased and issued 1,258,673 shares in connection with employee share plans. As at 31 May 2006 there remained options outstanding over 6,736,565 Rio Tinto plc ordinary shares and over 5,414,193 Rio Tinto Limited shares.

Share buybacks and issues 2003-2004
In the years 2003 and 2004, neither Rio Tinto plc nor Rio Tinto Limited purchased any shares in either Company.
     In 2003, Rio Tinto plc issued 1,193,000 ordinary shares and granted options over 2.7 million ordinary shares, and Rio Tinto Limited issued 240,000 shares and granted options over 1.6 million shares, in connection with employee share plans.
     In 2004, Rio Tinto plc issued 1,347,000 ordinary shares and granted options over 1.5 million ordinary shares, and Rio Tinto Limited issued 280,000 shares and granted options over 1.3 million shares, in connection with employee share plans.

Operations acquired and divested 2005
In March 2005, Rio Tinto’s wholly owned subsidiary QIT-Fer et Titane Inc sold its entire holding in the Labrador Iron Ore Royalty Income Fund (LIORIF) to RBC Capital Markets for net cash proceeds of US$130 million. LIORIF has an equity interest of 15.1 per cent in, and receives royalties from, Iron Ore Company of Canada (IOC), a subsidiary of Rio Tinto. The transaction had no effect on Rio Tinto’s 59 per cent direct interest in IOC.

Rio Tinto 2005 Form 20-F	10

Back to Contents

     Rio Tinto reached agreement with Hancock Prospecting Pty Ltd to purchase a 50 per cent interest in the Hope Downs iron ore assets in Western Australia.
     Rio Tinto reached agreement with Lihir Gold to relinquish its management agreement with Lihir, effective from October and subsequently sold its 14.5 per cent interest in November for US$295 million.

Operations acquired and divested 2003-2004
The sale of Rio Tinto’s 25 per cent interest in Minera Alumbrera Limited in Argentina, acquired as part of North Limited, together with its wholly owned Peak gold mine in New South Wales, Australia, was completed in March 2003. The cash consideration was US$210 million.
     The Framework Agreement signed with the Government of Indonesia in 2002 for divestment of 51 per cent of Kaltim Prima Coal (KPC) to Indonesian interests lapsed in 2003 when no assignment of KPC’s offer was made or accepted within the required timeframe. On 21 July 2003 Rio Tinto and BP announced that they had agreed to sell their interests in KPC for a cash price of US$500 million, including assumed debt, to PT Bumi Resources, a public company listed on the Jakarta and Surabaya Stock Exchanges. The sale was completed on 10 October 2003 and each company received 50 per cent of the net proceeds.
     In January 2004, Rio Tinto completed the sale of its 100 per cent interest in the nickel mining company Mineração Serra da Fortaleza Ltda to Votorantim Metais, a Brazilian controlled mining company. Including an adjustment for future nickel prices, the total cash consideration was approximately US$80 million.
     A 20 per cent interest in the Sepon project in Laos, comprising a gold operation and the Khanong copper project, was sold to Oxiana Limited for a cash consideration of US$85 million.
     In March 2004, Rio Tinto completed the sale of its shareholding in Freeport-McMoRan Copper & Gold Inc (FCX). Rio Tinto received net proceeds of US$882 million for its 23,931,100 FCX shares. Rio Tinto retains its 40 per cent joint venture interest in reserves discovered after 1994 at the Grasberg mine, which is managed by FCX. The sale of FCX shares does not affect the terms of the joint venture nor the management of the Grasberg mine.
     In June 2004, Rio Tinto completed the sale of its 100 per cent interest in Zinkgruvan Mining AB to South Atlantic Ventures. Zinkgruvan was acquired in 2000 as part of North Ltd.
     Rio Tinto and Empresa de Desenvolvimento Mineiro completed the sale of their interests in the Neves Corvo copper mine in Portugal to EuroZinc for a cash consideration and a participation in the average copper price in excess of certain thresholds. Rio Tinto’s share of the consideration for its 49 per cent share of the mine was US$70 million. The remaining price participation rights relating to copper production from Neves Corvo, which was sold in the first half of 2004, were themselves sold for US$22 million.
     In 2004, the directors of Rio Tinto Zimbabwe (RioZim) agreed to a restructuring of Rio Tinto’s 56 per cent shareholding in RioZim. The Murowa diamond project in Zimbabwe had been a 50:50 joint venture between Rio Tinto and RioZim. As a result of the restructuring, Rio Tinto owns a direct 78 per cent interest in Murowa and RioZim became an independent Zimbabwean controlled, listed company owning the remaining 22 per cent of Murowa. Rio Tinto ceased to be an ordinary shareholder in RioZim but retains a reduced cash participation in RioZim’s assets other than the Murowa diamond project for a period of ten years. The transaction had no material effect on Rio Tinto.
     The sale to Nippon Steel of an eight per cent interest in the Hail Creek Joint Venture, and the increase in the combined share of the original participants, Marubeni Coal and Sumisho Coal Development, by two per cent was completed in the fourth quarter of 2004. Rio Tinto will receive about US$150 million for the sale of these assets including the sale of a 47 per cent interest in the Beasley River iron ore deposits to its joint venture partners in Robe River, which includes Nippon Steel. The Hail Creek component of the sale is complete and arrangements for the Beasley River component are progressing.
     In December 2004, Rio Tinto Energy America (formerly Kennecott Energy) successfully bid for an additional 177 million tonnes of in-situ coal reserves at West Antelope at a cost of US$146 million. The sale of the Group’s 51 per cent interest in Rio Paracatu Mineração, the owner of the Morro do Ouro mine in Brazil, was completed on 31 December 2004 for US$250 million, subject to an adjustment for working capital.

Development projects 2005
Rio Tinto invested US$2.5 billion in the growth of the business in 2005.
     At the Diavik diamond mine in Canada construction began in 2005 of a second dike at a cost of US$190 million to enable mining of a third orebody. Also approved was an optimisation study costing US$75 million including construction of an exploration decline to investigate underground mining.
     A project to enlarge the Bingham Canyon open pit at Kennecott Utah Copper in the US was approved in February 2005. The East 1 pushback is expected to extend the life of the open pit to 2017. Capital expenditure on the project is budgeted to be US$100 million for mine facilities, a concentrator upgrade and mobile equipment, and US$70 million after 2008 for the relocation of the in pit crusher and dewatering facilities.
     First hot metal was produced in the second quarter of 2005 from the expanded US$200 million HIsmelt® plant at Kwinana in Western Australia. Construction began in January 2003 and cold commissioning commenced in late 2004. The full production rate of 800,000 tonnes per year is expected to be reached over three years.
     In April, Rio Tinto committed US$290 million to further expand existing Hamersley Iron mines in Western Australia. Expansion of the Mount Tom Price and Marandoo mines and the construction of new mine capacity at Nammuldi, which is adjacent to the existing Brockman operation, is expected to commence progressive commissioning

Rio Tinto 2005 Form 20-F	11

Back to Contents

from early 2006. These projects will add 15 million tonnes per annum to Hamersley Iron’s mine capacity for at least three years.
     In the first half expansion was completed of the upgraded slag (UGS) plant at QIT-Fer et Titane in Canada to 325,000 tonnes per year from 250,000 tonnes. The project was completed on time and within budget. Further expansion to 375,000 tonnes is scheduled for completion in the second half of 2006.
     Approval was given in August for construction of a US$775 million titanium dioxide project comprising a US$585 million mineral sands operation and port in Madagascar and a US$190 million upgrade of Rio Tinto’s ilmenite smelting facilities in Canada. First production from the Madagascar operation in the Fort Dauphin region is expected in late 2008 and the initial capacity will be 750,000 tonnes per year of ilmenite. The ilmenite will be smelted at Rio Tinto’s facilities at Sorel in Quebec. This will require an upgrade of storage and handling facilities as well as their associated ancillary services at the Sorel site.
     In October, Rio Tinto announced it will spend US$1.35 billion on further expansion of wholly owned Hamersley Iron’s Yandicoogina mine and Dampier port in Western Australia.
     Expansion of the Yandicoogina mine will increase its annual capacity from 36 million tonnes to 52 million tonnes at an estimated cost of US$530 million. The most recent expansion, from 24 to 36 million tonnes a year, was completed in August 2005. US$690 million will be invested in further expanding port facilities at Dampier, which will increase its annual shipping capacity from 116 million tonnes to 140 million tonnes. The most recent port expansion, to 116 million tonnes, was completed in 2005.
     In September, Rio Tinto approved its US$182 million share of the development costs of the Cortez Hills gold project in Nevada, which is 40 per cent owned by Rio Tinto and 60 per cent by Placer Dome.
     Comalco committed US$60 million to the addition of a new ship loader at the Weipa bauxite mine in Australia to ensure reliability of bauxite supply to customers. The new loader is expected to be commissioned by late 2006.
     The Argyle diamond mine block caving project was approved in late 2005 at a cost of US$910 million, and Rössing Uranium’s open pit is to be enlarged with the addition of mining equipment for a total incremental and sustaining capital cost of US$112 million.
     Further detail on these investments and projects is provided under Item 5. on pages 36 to 80.
     Development projects have been funded using internally generated funds and proceeds of asset disposals.

Development projects 2003-2004
Construction of the Diavik diamond mine in the Northwest Territories of Canada was completed in January 2003 three months early and within budget. Initial production commenced from the contact zone above the orebody with the main orebody accessed during the second half of 2003.
     Development of the Escondida Norte satellite deposit at the 30 per cent owned Escondida copper mine in Chile was started in June 2003 to provide mill feed to keep Escondida’s capacity above 1.2 million tonnes of copper per year to the end of 2008. First production occurred in 2005. Commissioning of the new US$1,045 million, 110,000 tonnes of ore per day Laguna Seca concentrator was completed in the second quarter of 2003.
     In 2003, Rio Tinto Coal Australia completed development of the US$255 million Hail Creek coking coal project in Queensland, Australia with an initial capacity of 5.5 million tonnes annually.
     In December 2003, Hamersley Iron announced the US$920 million expansion of its port and mine capacity, with further expenditure on the rail network and power infrastructure being evaluated.
     The partners in the Robe River Joint Venture approved US$214 million (Rio Tinto share US$113 million) to dual track a significant part of the Hamersley Iron rail line due for completion in 2006. Hamersley Iron committed a further US$46 million to upgrade power infrastructure in the Pilbara. The port and mine expansions were completed by the end of 2005.
     In January 2004, Rio Tinto approved the expansion of QIT-Fer et Titane Inc’s upgraded slag (UGS) plant in Quebec, Canada. Total investment was US$76 million and capacity was increased from 250,000 tonnes per year to 325,000 tonnes per year.
     The owners of the Escondida copper mine in Chile approved expenditure of US$870 million (Rio Tinto share US$270 million) on a sulphide leach project to produce 180,000 tonnes (Rio Tinto share 54,000 tonnes) of copper cathode per annum for more than 25 years starting in the second half of 2006.
     Construction of the US$100 million second block cave at the underground Northparkes copper and gold mine in New South Wales, Australia was completed and production commenced in 2004.
     Development of the 54 per cent owned Eastern Range iron ore mine in Australia with a capacity of ten million tonnes per year was completed in 2004, with first shipments dispatched in the first half of the year.
     Expansion of the Weipa bauxite mine in Queensland, Australia, was completed, which will result in an increase in production capacity to 16.5 million tonnes per annum in coming years. This supports the requirements of the new Comalco Alumina Refinery. A key component of the US$150 million expenditure is a 9.5 million tonne beneficiation plant for ore from the Andoom deposit. In 2005, a new US$40 million power station was constructed and will be commissioned in 2006. The station will service the Weipa mining operations and surrounding communities.
     Construction of the first stage of Comalco’s new alumina refinery at Gladstone, Queensland commenced in January 2002 and was completed in late 2004, three months early and in line with its budget of US$750 million. Initial shipments from the 1.4 million tonnes per year plant started in early 2005.
     Approval was given in 2004 for expansion of the Hail Creek coal mine in Australia to eight million tonnes per year at a cost of US$157 million.

Rio Tinto 2005 Form 20-F	12

Back to Contents

     Kennecott Land’s Project Daybreak in Utah, US, a mixed use land development on a 1,800 hectare site, started in 2003, with the first land sales in 2004 that are expected to ramp up over a period of five to six years.

BUSINESS ENVIRONMENT AND MARKETS

Competitive environment
Rio Tinto is a major producer in all the metals and minerals markets in which it operates. It is generally among the top five global producers by volume. It has market shares for different commodities ranging from five per cent to 40 per cent. The competitive arena is spread across the globe, including eastern Europe, Russia and China.
     Most of Rio Tinto’s competitors are private sector companies which are publicly quoted. Several are, like Rio Tinto, diversified in terms of commodity exposure, but others are focused on particular commodity segments. Metal and mineral markets are highly competitive with few barriers to entry. They can be subject to price declines in real terms reflecting large productivity gains, increasing technical sophistication, better management, and advances in information technology.
     High quality, long life mineral resources, the basis of good financial returns, are relatively scarce. Rio Tinto’s ownership of or interest in some of the world’s largest deposits enables it to contribute to long term market growth.
     World production volumes are likely to grow at least in line with global economic activity. The emergence of China and eventually India as major economies requiring metals and minerals for development could mean even higher market growth.

Economic overview
World economic activity in 2005 grew by 4.3 per cent on a purchasing power parity basis compared with 5.1 per cent in 2004. This was led by the US and China which grew by 3.6 per cent and 9.5 per cent respectively. In Asia as a whole growth was 4.5 per cent while Japan grew by 2.5 per cent. Latin America grew by 4.1 per cent. European activity lagged showing growth of 1.6 per cent.
     Inflation generally remained low by historical standards in spite of the large rise in prices of oil and other commodities. This reflected fierce competition in the manufacturing sector and generally weak labour markets.
     During 2005 China’s growth continued to provide momentum to commodity demand offsetting more patchy demand conditions in some OECD countries. At the same time, with low stocks, production problems, increased input costs and heightened speculative activity in some commodities, the prices of most metals and minerals rose and remained well above the historical trend.
     The seaborne iron ore trade continued to grow strongly with China’s iron ore imports nearly 32 per cent above their 2004 level. Price increases of 71.5 per cent during the year underlined the tightness of the market.
     The cash cost of copper reached new record highs of over US$2 per pound in December 2005. Over the year the average spot price was US$1.66 per pound. Speculative activity over the course of the year led to surges in spot prices as market participants scrambled occasionally to meet immediate needs.
     Coking coal prices more than doubled with significant increases in Asian demand. Prices for Powder River Basin coal also more than doubled over the year due to the general tightness of US energy markets and transport issues. Prices for seaborne thermal coal rose by over 20 per cent. Uranium prices also rose strongly during 2005.
     Aluminium prices rallied strongly throughout the second half of 2005 averaging 86 US cents per pound for the year as a whole. The renewed upward momentum in prices has been driven in part by fund buying on the expectation of tighter markets in 2006. Factors such as record high alumina prices, announcements of power related smelter shutdowns and a slowdown in Chinese exports all contributed to the increasingly positive market sentiment.
     Demand for industrial minerals such as borates and titanium minerals continued to benefit from solid US demand.
     Gold prices escalated in the latter half of the year and averaged US$444 per ounce for 2005 as a whole. Many less widely traded metals also benefited from much higher prices, notably molybdenum, which averaged US$31 per pound, a 25 year high.
     A discussion of the financial results for the two years to 31 December 2005 is given in the Financial review on pages 39 to 57.
     Comments on the financial performance of the individual product groups for the two years to 31 December 2005 are included in the Operating review on pages 57 to 80. Details of production, reserves and information on Group mines are given on pages 15 to 35. Analyses of Rio Tinto’s revenues by product group, geographical origin and geographical destination have been set out in Notes 32 to 33 to the 2005 Financial statements on pages A-52 to A-55.

Marketing channels
Each business within each product group is responsible for the marketing and sale of their respective metal and mineral production.
     Consequently, Rio Tinto has numerous marketing channels, which now include electronic marketplaces, with differing characteristics and pricing mechanisms.
     In general, Rio Tinto’s businesses contract their metal and mineral production direct to end users under long term supply contracts and at prevailing market prices. Typically, these contracts specify annual volume commitments and an agreed mechanism for determining prices. For example, businesses producing non ferrous metals and minerals

Rio Tinto 2005 Form 20-F	13

Back to Contents

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
     Rio Tinto’s marketing channels include a network of regional sales offices worldwide. Some products in certain geographical markets are sold via third party agents.

Governmental regulations
Rio Tinto is subject to extensive governmental regulations affecting all aspects of its operations and consistently seeks to apply best practice in all of its activities. Due to Rio Tinto’s product and geographical spread, there is unlikely to be any single governmental regulation that could have a material effect on the Group’s business.
     Rio Tinto’s operations in Australia, New Zealand, and Indonesia are subject to state, provincial and federal regulations of general application governing mining and processing, land tenure and use, environmental requirements, workplace health and safety, trade and export, corporations, competition, access to infrastructure, foreign investment and taxation. Some operations are conducted under specific agreements with the respective governments and associated acts of parliament. In addition, Rio Tinto’s uranium operations in the Northern Territory, Australia and Namibia are subject to specific regulation in relation to mining and the export of uranium.
     US and Canada based operations are subject to local and national regulations governing land use, environmental aspects of operations, product and workplace health and safety, trade and export administration, competition, securities and taxation.
     The South African Mineral and Petroleum Resources Development Act 2002, as read with the Empowerment Charter for the South African Mining Industry, targets the transfer (for fair value) of 26 per cent ownership of existing South African mining assets to historically disadvantaged South Africans (HDSAs) within ten years. Attached to the Empowerment Charter is a “scorecard” by which companies will be judged on their progress towards empowerment and the attainment of the target transfer of 26 per cent ownership. The scorecard also provides that in relation to existing mining assets 15 per cent ownership should vest in HDSAs within five years of 1 May 2004. Rio Tinto anticipates that the government of South Africa will continue working towards the introduction of new royalty payments in respect of mining tenements, expected to become effective during 2009.

Rio Tinto 2005 Form 20-F	14

Back to Contents

METALS AND MINERALS PRODUCTION

		2003		2004		2005
		Production (a)		Production (a)		Production (a)

	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)		share		share		share

ALUMINA (’000 tonnes)
Comalco Alumina Refinery (Australia) (c)	100.0	—	—	175	175	835	835
Eurallumina (Italy)	56.2	1,021	573	1,064	597	1,070	601
Queensland Alumina (Australia)	38.6	3,731	1,440	3,778	1,459	3,953	1,526

Rio Tinto total			2,014		2,231		2,963

ALUMINIUM (refined) (’000 tonnes)
Anglesey (UK)	51.0	141.9	72.4	144.8	73.8	143.9	73.4
Bell Bay (Australia)	100.0	166.6	166.6	162.0	162.0	173.8	173.8
Boyne Island (Australia)	59.4	520.9	311.1	540.5	321.2	544.9	326.2
Tiwai Point (New Zealand)	79.4	334.4	266.5	350.3	279.5	351.4	280.3

Rio Tinto total			816.6		836.5		853.7

BAUXITE (’000 tonnes)
Boké (Guinea) (d)	—	12,060	418	5,773	179	—	—
Weipa (Australia)	100.0	11,898	11,898	12,649	12,649	15,474	15,474

Rio Tinto total			12,316		12,828		15,474

BORATES (’000 tonnes) (e)
Boron mine (US)	100.0	541	541	543	543	540	540
Borax Argentina (Argentina)	100.0	17	17	22	22	20	20

Rio Tinto total			559		565		560

COAL – HARD COKING (’000 tonnes)
Rio Tinto Coal Australia (f)
Hail Creek Coal (Australia) (g)	82.0	883	812	5,104	4,633	5,900	4,838
Kestrel Coal (Australia)	80.0	1,873	1,499	2,659	2,127	2,946	2,357

Rio Tinto total hard coking coal			2,311		6,760		7,195

COAL – OTHER* (’000 tonnes)
Rio Tinto Coal Australia (f)
Bengalla (Australia)	30.3	6,203	1,879	5,312	1,609	5,965	1,806
Blair Athol (Australia)	71.2	12,480	8,890	12,229	8,712	10,600	7,551
Hunter Valley Operations (Australia)	75.7	12,008	9,091	13,269	10,046	12,374	9,369
Kestrel Coal (Australia)	80.0	1,449	1,159	623	499	774	619
Mount Thorley Operations (Australia)	60.6	3,153	1,910	3,548	2,149	3,962	2,400
Tarong Coal (Australia)	100.0	6,538	6,538	7,004	7,004	6,470	6,470
Warkworth (Australia)	42.1	5,868	2,469	6,954	2,926	6,293	2,647

Total Australian other coal			31,935		32,943		30,863

Kaltim Prima Coal (Indonesia) (h)	—	12,655	6,327	—	—	—	—

Rio Tinto Energy America (i)
Antelope (US)	100.0	26,806	26,806	26,928	26,928	27,174	27,174
Colowyo (US)	(i)	4,535	4,535	5,788	5,788	5,325	5,325
Cordero Rojo (US)	100.0	32,671	32,671	35,233	35,233	34,234	34,234
Decker (US)	50.0	7,358	3,679	7,831	3,916	6,288	3,144
Jacobs Ranch (US)	100.0	32,418	32,418	34,979	34,979	33,823	33,823
Spring Creek (US)	100.0	8,069	8,069	10,892	10,892	11,881	11,881

Total US coal			108,177		117,734		115,580

Rio Tinto total other coal			146,439		150,677		146,443

*	Coal – other includes thermal coal, semi-soft coking coal and semi-hard coking coal.
See notes on page 18

Rio Tinto 2005 Form 20-F	15

Back to Contents

METALS AND MINERALS PRODUCTION continued

		2003		2004		2005
		Production (a)		Production (a)		Production (a)

	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)		share		share		share

COPPER (mined) (’000 tonnes)
Alumbrera (Argentina) (j)	—	34.9	8.7	—	—	—	—
Bingham Canyon (US)	100.0	281.8	281.8	263.7	263.7	220.6	220.6
Escondida (Chile)	30.0	992.7	297.8	1,207.1	362.1	1,270.2	381.1
Grasberg – FCX (Indonesia) (k)	—	444.1	84.5	396.4	5.5	—	—
Grasberg – Joint Venture (Indonesia) (k)	40.0	271.7	108.7	120.0	48.0	273.9	109.6
Neves Corvo (Portugal) (l)	—	77.5	38.0	46.9	23.0	—	—
Northparkes (Australia)	80.0	27.1	21.7	30.0	24.0	54.0	43.2
Palabora (South Africa) (m)	47.2	52.4	25.8	54.4	26.8	61.2	30.0

Rio Tinto total			867.0		753.1		784.4

COPPER (refined) (’000 tonnes)
Atlantic Copper (Spain) (k)	—	247.1	38.1	58.4	7.0	—	—
Escondida (Chile)	30.0	147.6	44.3	152.1	45.6	143.9	43.2
Kennecott Utah Copper (US)	100.0	230.6	230.6	246.7	246.7	232.0	232.0
Palabora (South Africa) (m)	47.2	73.4	36.1	67.5	33.2	80.3	39.3

Rio Tinto total			349.1		332.6		314.5

DIAMONDS (’000 carats)
Argyle (Australia)	100.0	30,910	30,910	20,620	20,620	30,476	30,476
Diavik (Canada)	60.0	3,833	2,300	7,575	4,545	8,272	4,963
Merlin (Australia)	—	62	62	—	—	—	—
Murowa (Zimbabwe) (n)	77.8	—	—	47	36	251	195

Rio Tinto total			33,272		25,202		35,635

GOLD (mined) (’000 ounces)
Alumbrera (Argentina) (j)	—	124	31	—	—	—	—
Barneys Canyon (US)	100.0	35	35	22	22	16	16
Bingham Canyon (US)	100.0	305	305	308	308	401	401
Cortez/Pipeline (US)	40.0	1,085	434	1,051	421	904	361
Escondida (Chile)	30.0	184	55	217	65	183	55
Grasberg – FCX (Indonesia) (k)	—	1,456	354	1,377	14	—	—
Grasberg – Joint Venture (Indonesia) (k)	40.0	1,806	722	207	83	1,676	670
Greens Creek (US)	70.3	99	70	86	61	73	51
Kelian (Indonesia)	90.0	469	422	328	295	43	38
Lihir (Papua New Guinea) (o)	—	551	88	599	87	424	61
Morro do Ouro (Brazil) (p)	—	201	103	188	96	—	—
Northparkes (Australia)	80.0	49	39	79	63	57	46
Peak (Australia) (j)	—	20	20	—	—	—	—
Rawhide (US)	51.0	64	32	50	25	35	18
Rio Tinto Zimbabwe (Zimbabwe) (q)	—	25	14	11	6	—	—
Others	—	14	7	13	7	15	7

Rio Tinto total			2,731		1,552		1,726

GOLD (refined) (’000 ounces)
Kennecott Utah Copper (US)	100.0	308	308	300	300	369	369

IRON ORE (’000 tonnes)
Channar (Australia)	60.0	10,347	6,208	9,759	5,855	8,644	5,186
Corumbá (Brazil)	100.0	1,074	1,074	1,301	1,301	1,410	1,410
Eastern Range (Australia)	(r)	—	—	2,970	2,970	6,559	6,559
Hamersley Iron (Australia)	100.0	63,056	63,056	65,407	65,407	74,387	74,387
Iron Ore Company of Canada (Canada)	58.7	14,225	8,353	11,139	6,541	15,647	9,188
Robe River (Australia)	53.0	45,136	23,922	48,459	25,684	52,385	27,764

Rio Tinto total			102,613		107,757		124,494

See notes on page 18

Rio Tinto 2005 Form 20-F	16

Back to Contents

METALS AND MINERALS PRODUCTION continued

		2003		2004		2005
		Production (a)		Production (a)		Production (a)

	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)		share		share		share

LEAD (’000 tonnes)
Greens Creek (US)	70.3	22.5	15.8	19.8	13.9	16.9	11.9
Zinkgruvan (Sweden) (s)	—	31.8	31.8	11.2	11.2	—	—

Rio Tinto total			47.6		25.1		11.9

MOLYBDENUM (’000 tonnes)
Bingham Canyon (US)	100.0	4.6	4.6	6.8	6.8	15.6	15.6

NICKEL (mined) (’000 tonnes)
Fortaleza (Brazil) (t)	—	6.0	6.0	—	—	—	—

NICKEL (refined) (’000 tonnes)
Empress (Zimbabwe) (q)	—	6.2	3.5	2.9	1.6	—	—

SALT (’000 tonnes)
Dampier Salt (Australia)	64.9	7,135	4,633	7,380	4,792	8,480	5,507

SILVER (mined) (’000 ounces)
Bingham Canyon (US)	100.0	3,548	3,548	3,584	3,584	3,958	3,958
Escondida (Chile)	30.0	4,728	1,418	5,747	1,724	6,565	1,970
Grasberg – FCX (Indonesia) (k)	—	3,659	745	3,077	79	—	—
Grasberg – Joint Venture (Indonesia) (k)	40.0	2,815	1,126	1,961	784	3,410	1,364
Greens Creek (US)	70.3	11,707	8,226	9,707	6,821	9,664	6,791
Zinkgruvan (Sweden) (s)	—	1,841	1,841	651	651	—	—
Others	—	2,511	1,407	2,025	1,187	1,422	843

Rio Tinto total			18,311		14,830		14,926

SILVER (refined) (’000 ounces)
Kennecott Utah Copper (US)	100.0	2,963	2,963	3,344	3,344	3,538	3,538

TALC (’000 tonnes)
Luzenac Group (Australia/Europe/N. America) (u)	100.0	1,358	1,357	1,444	1,443	1,364	1,364

TIN (tonnes)
Neves Corvo (Portugal) (l)	—	203	100	120	59	—	—

TITANIUM DIOXIDE FEEDSTOCK (‘000 tonnes)
Rio Tinto Iron & Titanium (Canada/South Africa) (v)	100.0	1,192	1,192	1,192	1,192	1,312	1,312

URANIUM (tonnes U3 O8 )
Energy Resources of Australia (Australia)	68.4	5,134	3,512	5,143	3,517	5,903	4,037
Rössing (Namibia)	68.6	2,401	1,647	3,582	2,457	3,711	2,545

Rio Tinto total			5,158		5,974		6,582

ZINC (mined) (’000 tonnes)
Greens Creek (US)	70.3	69.1	48.5	62.7	44.1	52.9	37.2
Zinkgruvan (Sweden) (s)	—	64.5	64.5	29.7	29.7	—	—

Rio Tinto total			113.0		73.8		37.2

See notes on page 18

Rio Tinto 2005 Form 20-F	17

Back to Contents

METALS AND MINERALS PRODUCTION continued

Production data notes
(a)	Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined onsite, except for the data for iron ore and bauxite which represent production of saleable quantities of ore.
(b)	Rio Tinto percentage share, shown above, is as at the end of 2005 and has applied over the period 2003 – 2005 except for those operations where the share has varied during the year and the weighted average for them is shown below. The Rio Tinto share varies at individual mines and refineries in the “others” category and thus no value is shown.
Rio Tinto share %
Operation	See Note	2003	2004	2005

Atlantic Copper	(k)	15.4	12.0	—
Grasberg - FCX	(k)	13.9	10.8	—
Hail Creek	(g)	92.0	90.8	82.0
Lihir	(o)	16.0	14.5	—
Palabora	(m)	49.2	49.2	49.0

(c)	Comalco Alumina Refinery started production in October 2004.
(d)	Rio Tinto completed the sale of its four per cent interest in the Boké mine on 25 June 2004. Production data are shown up to the date of sale.
(e)	Borate quantities are expressed as B2O3.
(f)	Rio Tinto Coal Australia manages all the Australian coal operations including the mines which were previously reported separately under the Coal & Allied name.
(g)	Hail Creek commenced production in the third quarter of 2003. Rio Tinto reduced its shareholding in Hail Creek from 92.0 per cent to 82.0 per cent on 15 November 2004.
(h)	Rio Tinto had a 50 per cent share in Kaltim Prima and, under the terms of its Coal Agreement, the Indonesian Government was entitled to a 13.5 per cent share of Kaltim Prima’s production. Rio Tinto’s share of production shown is before deduction of the Government share. Rio Tinto completed the sale of its interest in PT Kaltim Prima Coal on 10 October 2003. Production data are shown up to the date of sale.
(i)	Rio Tinto Energy America was formerly known as Kennecott Energy. In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo’s output is included in Rio Tinto’s share of production.
(j)	Rio Tinto completed the sale of its 25 per cent interest in Minera Alumbrera together with its wholly owned Peak Gold Mine on 17 March 2003. Production data are shown up to the date of sale.
(k)	From mid 1995 until 30 March 2004, Rio Tinto held 23.93 million shares of Freeport-McMoRan Copper & Gold (FCX) common stock from which it derived a share of production. This interest was sold to FCX on 30 March 2004. Also, through a joint venture agreement with FCX, Rio Tinto is entitled, as shown separately in the above tables, to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(l)	Rio Tinto completed the sale of its 49 per cent interest in Somincor on 18 June 2004. Production data are shown up to the date of sale.
(m)	During the second half of 2005, the conversion of debentures into ordinary shares resulted in a dilution of Rio Tinto’s shareholding in Palabora from 49.2 per cent to 47.2 per cent.
(n)	Ore mining and processing at Murowa commenced during the third quarter of 2004.
(o)	Following a placement of shares on 13 November 2003 Rio Tinto’s interest in Lihir moved from 16.3 per cent to 14.5 per cent. On 30 November 2005, Rio Tinto sold its interest in Lihir Gold; it had agreed in September 2005 to relinquish the management agreement for Lihir. The production data are shown up to 30 September 2005, from which date the Rio Tinto interest in Lihir was held as an investment rather than being equity accounted.
(p)	Rio Tinto sold its interest in Morro do Ouro on 31 December 2004. Production data are shown up to the date of sale.
(q)	As a result of the corporate restructuring completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.
(r)	Rio Tinto’s share of production includes 100 per cent of the production from the Eastern Range mine, which commenced production in March 2004. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.
(s)	Rio Tinto completed the sale of its 100 per cent interest in the Zinkgruvan mine on 2 June 2004. Production data are shown up to the date of sale.
(t)	Rio Tinto completed the sale of its 100 per cent interest in the Fortaleza nickel mine on 16 January 2004. This was effective from 1 January 2004.
(u)	Talc production includes some products derived from purchased ores.
(v)	Quantities comprise 100 per cent of QIT and 50 per cent of Richards Bay Minerals’ production.

Rio Tinto 2005 Form 20-F	18

Back to Contents

ORE RESERVES
Under Industry Guide 7

Reserves have been prepared in accordance with Industry Guide 7 under the United States Securities Act of 1933 and the following definitions:
•	An ‘Ore Reserve’ means that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserves determination. To establish this, studies appropriate to the type of mineral deposit involved have been carried out to estimate the quantity, grade and value of the ore mineral(s) present. In addition, technical studies have been completed to determine realistic assumptions for the extraction of the minerals including estimates of mining, processing, economic, marketing, legal, environmental, social and governmental factors. The degree of these studies is sufficient to demonstrate the technical and economic feasibility of the project and depends on whether or not the project is an extension of an existing project or operation. The estimates of minerals to be produced include allowances for ore losses and the treatment of unmineralised materials which may occur as part of the mining and processing activities. Ore Reserves are sub- divided in order of increasing confidence into Probable Ore Reserves and Proven Ore Reserves as defined below.
•	The term "economically", as used in the definition of reserves, implies that profitable extraction or production under defined investment assumptions has been established through the creation of a mining plan, processing plan and cash flow model. The assumptions made must be reasonable, including costs and operating conditions that will prevail during the life of the project.
•	Ore reserves presented in accordance with SEC Industry Guide 7 do not exceed the quantities that, it is estimated, could be extracted economically if future prices were to be in line with the average of historical prices for the three years to 30 June 2005, or contracted prices where applicable. For this purpose, contracted prices are applied only to future sales volumes for which the price is predetermined by an existing contract; and the average of historical prices is applied to expected sales volumes in excess of such amounts. Moreover, reported ore reserve estimates have not been increased above the levels expected to be economic based on Rio Tinto's own long term price assumptions.
•	The term "legally", as used in the definition of reserves, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for reserves to exist, there is reasonable assurance of the issuance of these permits or resolution of legal issues. Reasonable assurance means that, based on applicable laws and regulations, the issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course of business and in a timeframe consistent with the Company’s current mine plans.
•	The term "proven reserves" means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established. Proven reserves represent that part of an orebody for which there exists the highest level of confidence in data regarding its geology, physical characteristics, chemical composition and probable processing requirements.
•	The term "probable reserves" means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. This means that probable reserves generally have a wider drill hole spacing than for proven reserves.
•	The amount of proven and probable reserves shown below does not necessarily represent the amount of material currently scheduled for extraction, because the amount scheduled for extraction may be derived from a life of mine plan predicated on prices and other assumptions which are different to those used in the life of mine plan prepared in accordance with Industry Guide 7.
•	The estimated ore reserve figures in the following tables are as of 31 December 2005. Metric units are used throughout. The figures used to calculate Rio Tinto's share of reserves are often more precise than the rounded numbers shown in the tables, hence small differences might result if the calculations are repeated using the tabulated figures. Commodity price information is given in Note (a) on page 28.

Rio Tinto 2005 Form 20-F	19

Back to Contents

ORE RESERVES continued
Under Industry Guide 7

		Total ore reserves at end
	Type of	2005
	mine			Interest	Rio Tinto
	(b)	Tonnage	Grade	%	share

					Recoverable
					mineral
		millions			millions
BAUXITE (d)		of tonnes	%Al2 O3		of tonnes
Reserves at operating mine
Weipa (Australia)	O/P	1,211	53.7	100.0	1,211

				Marketable
				product
		millions		millions
BORATES (e)		of tonnes		of tonnes
Reserves at operating mine
Boron (US)
– mine	O/P	21.3	100.0	21.3
– stockpiles (i)	S/P	2.1	100.0	2.1

Rio Tinto total				23.5

		Coal type	Marketable	Marketable coal quality
		(g)	reserves	(h)	(h)

							Marketable
				Calorific	Sulphur		reserves
			millions	value	content		millions
COAL (f)			of tonnes	MJ/kg	%		of tonnes
Reserves at operating mines
Rio Tinto Energy America (k)
Antelope (US) (j)	O/C	SC	384	20.59	0.25	100.0	384
Colowyo (US) (k)	O/C	SC	20	24.48	0.40	100.0	20
Cordero Rojo (US)	O/C	SC	321	19.59	0.31	100.0	321
Decker (US)	O/C	SC	22	22.10	0.37	50.0	11
Jacobs Ranch (US)	O/C	SC	456	20.35	0.44	100.0	456
Spring Creek (US)	O/C	SC	213	21.75	0.33	100.0	213

Total US coal							1,405

Rio Tinto Coal Australia
Bengalla (Australia)	O/C	SC	155	28.30	0.50	30.3	47
Blair Athol (Australia)	O/C	SC	50	27.95	0.32	71.2	36
Hail Creek (Australia)	O/C	MC	184	32.20	0.35	82.0	151
Hunter Valley Operations	O/C	SC + MC	320	28.94	0.57	75.7	242
(Australia)
Kestrel (Australia)	U/G	SC + MC	116	32.20	0.65	80.0	93
Mount Thorley Operations	O/C	SC + MC	23	29.48	0.46	60.6	14
(Australia)
Tarong-Meandu (Australia)	O/C	SC	86	21.05	0.30	100.0	86
Warkworth (Australia)	O/C	SC + MC	262	28.87	0.45	42.1	110

Total Australian coal							779

Rio Tinto total reserves at operating mines							2,184

Undeveloped reserves (l)
Rio Tinto Coal Australia
Clermont (Australia)	O/C	SC	189	27.90	0.33	50.1	95
Mount Pleasant (Australia)	O/C	SC	350	26.73	0.51	75.7	265
Tarong-Kunioon (Australia)	O/C	SC	163	21.05	0.30	100.0	163

Rio Tinto total undeveloped reserves							523

See notes on pages 28 to 29

Rio Tinto 2005 Form 20-F	20

Back to Contents

ORE RESERVES continued
Under Industry Guide 7

	Type of	Total ore reserves		Average
		at end 2005		mill
	mine			recovery	Interest	Rio Tinto
	(b)	Tonnage	Grade	%	%	share

COPPER		millions	%Cu			Recoverable
						metal
						millions
		of tonnes				of tonnes
Reserves at operating mines
Bingham Canyon (US)
– mine	O/P	648	0.55	85	100.0	3.026
– stockpiles (i)	S/P	18	0.38	85	100.0	0.060
Escondida (Chile)
– sulphide mine	O/P	1,065	1.22	84	30.0	3.274
– sulphide leach mine	O/P	661	0.52	37	30.0	0.380
– oxide mine	O/P	37	0.56	82	30.0	0.052
– sulphide stockpiles (i)	S/P	18	1.23	84	30.0	0.055
– sulphide leach stockpiles (i)	S/P	203	0.65	37	30.0	0.143
– oxide stockpiles (i)	S/P	115	0.66	82	30.0	0.187
Escondida Norte (Chile)
– sulphide mine	O/P	573	1.38	89	30.0	2.108
– sulphide leach mine	O/P	332	0.59	33	30.0	0.191
– oxide mine	O/P	120	0.79	54	30.0	0.153
– sulphide stockpiles (i)	S/P	2.3	1.51	89	30.0	0.009
– sulphide leach stockpiles (i)	S/P	7.4	0.83	33	30.0	0.006
– oxide stockpiles (i)	S/P	10	0.46	54	30.0	0.008
Grasberg (Indonesia)	O/P + U/G	2,822	1.07	89	(m)	7.714
Northparkes (Australia) (n)
– stockpiles (i)	S/P	3.8	0.67	85	80.0	0.017
– mine	U/G	52	1.13	90	80.0	0.426
Palabora (South Africa) (o)
– mine	U/G	142	0.56	88	47.2	0.331

Rio Tinto total						18.140

DIAMONDS (d)		millions	carats		Recoverable
					diamonds
					millions
		of tonnes	per tonne		of carats
Reserves at operating mines
Argyle (Australia)
– AK1 pipe mine	O/P	25	2.9	100.0	73.5
– AK1 pipe stockpiles (i)	S/P	3.3	0.9	100.0	3.0
Diavik (Canada)	O/P + U/G	28	3.2	60.0	54.2
Murowa (Zimbabwe)	O/P	23	0.7	77.8	12.1

Rio Tinto total					142.8

GOLD		millions	grammes			Recoverable
						metal
						millions
		of tonnes	per tonne			of ounces
Reserves at operating mines
Bingham Canyon (US)
– mine	O/P	648	0.32	63	100.0	4.234
– stockpiles (i)	S/P	18	0.23	63	100.0	0.084
Cortez/Pipeline (US) (p)
– mine	O/P	233	1.38	74	40.0	3.050
– stockpiles (i)	S/P	1.7	3.89	86	40.0	0.072
Grasberg (Indonesia)	O/P + U/G	2,822	0.92	74	(m)	14.606
Greens Creek (US)	U/G	6.4	3.95	69	70.3	0.394
Northparkes (Australia) (n)
– stockpiles (i)	S/P	3.8	0.58	76	80.0	0.043
– mine	U/G	52	0.49	76	80.0	0.503

Rio Tinto total						22.986

See notes on pages 28 to 29

Rio Tinto 2005 Form 20-F	21

Back to Contents

ORE RESERVES continued
Under Industry Guide 7

		Total ore reserves		Average
	Type of	at end 2005		mill
	mine			recovery	Interest	Rio Tinto
	(b)	Tonnage	Grade	%	%	share

IRON ORE (d)		millions	%Fe			Marketable
						product
						millions
		of tonnes				of tonnes
Reserves at operating mines and mines under construction
Channar (Australia)
– Brockman Ore	O/P	109	63.5		60.0	65
Corumbá (Brazil)	O/P	216	67.2		100.0	216
Eastern Range (Australia)
– Brockman Ore	O/P	104	63.0		54.0	56
Hamersley (Australia)
– Brockman 2 (Brockman Ore) (q)	O/P	37	62.5		100.0	37
– Brockman 4 (Brockman Ore) (q)	O/P	579	62.2		100.0	579
– Marandoo (Marra Mamba Ore)	O/P	72	61.9		100.0	72
– Mt Tom Price (Brockman Ore)
– mine	O/P	138	64.6		100.0	138
– stockpiles (i)	S/P	12	64.5		100.0	12
– Paraburdoo (Brockman Ore)	O/P	15	63.8		100.0	15
– Paraburdoo (Marra Mamba Ore)	O/P	1.0	63.1		100.0	1
– Nammuldi (Marra Mamba Ore)	O/P	37	61.5		100.0	37
– Yandicoogina (Pisolite Ore HG) (r)
– mine	O/P	384	58.1		100.0	384
– stockpiles (i)	S/P	3.7	58.3		100.0	4
– Yandicoogina (Process Product) (r)
– mine	O/P	103	58.8		100.0	103
Iron Ore Company of Canada	O/P	427	65.0		58.7	251
(Canada)
Robe River (Australia)
– Pannawonica (Pisolite Ore) (s)
– mine	O/P	287	57.2		53.0	152
– stockpiles (i)	S/P	16	56.9		53.0	8
– West Angelas (Marra Mamba Ore)
– mine	O/P	393	62.2		53.0	209
– stockpiles (i)	S/P	1.0	59.7		53.0	1

Rio Tinto total (t)						2.339

LEAD		millions	%Pb			Recoverable
						metal
						millions
		of tonnes				of tonnes
Reserves at operating mine
Greens Creek (US)	U/G	6.4	3.93	67	70.3	0.119

MOLYBDENUM		millions	%Mo			Recoverable
						metal
						millions
		of tonnes				of tonnes
Reserves at operating mine
Bingham Canyon (US)
– mine	O/P	648	0.043	59	100.0	0.164
– stockpiles (i)	S/P	18	0.034	59	100.0	0.004

Rio Tinto total						0.168

See notes on pages 28 to 29

Rio Tinto 2005 Form 20-F	22

Back to Contents

ORE RESERVES continued
Under Industry Guide 7

		Total ore reserves		Average
	Type of	at end 2005		mill
	mine			recovery	Interest	Rio Tinto
	(b)	Tonnage	Grade	%	%	share

						Recoverable
SILVER						metal
		millions	grammes			millions
		of tonnes	per tonne			of ounces
Reserves at operating mines
Bingham Canyon (US)
– mine	O/P	648	2.62	76	100.0	41.243
– stockpiles (i)	S/P	18	1.73	76	100.0	0.769
Grasberg (Indonesia)	O/P + U/G	2,822	4.02	67	(m)	70.235
Greens Creek (US)	U/G	6.4	505	73	70.3	53.273

Rio Tinto total						165.520

Marketable
TALC (e)				product
		millions		millions
		of tonnes		of tonnes
Reserves at operating mines
Luzenac Group (Europe /
North America / Australia)	O/P + U/G	48.7	100.0	48.7

				Marketable
TITANIUM DIOXIDE				product
FEEDSTOCK (e) (u)		millions		millions
		of tonnes		of tonnes
Reserves at operating mines
QIT (Canada)	O/P	60.3	100.0	60.3
QMM (Madagascar)	D/O	12.4	80.0	9.9
RBM (South Africa)	D/O	25.9	50.0	13.0

Rio Tinto total				83.2

						Recoverable
URANIUM						metal
		millions				millions
		of tonnes	%U3 08			of tonnes
Reserves at operating mines
Energy Resources of Australia
(Australia)
– Ranger #3 mine	O/P	12.9	0.231	89	68.4	0.0181
– Ranger #3 stockpiles (i)	S/P	9.9	0.149	86	68.4	0.0087
Rössing (Namibia) (v)
– mine	O/P	37	0.037	85	68.6	0.0080
– stockpiles (i)	S/P	1.1	0.031	85	68.6	0.0002

Rio Tinto total						0.0349

Recoverable
ZINC						metal
		millions				millions
		of tonnes	%Zn			of tonnes
Reserves at operating mine
Greens Creek (US)	U/G	6.4	10.3	77	70.3	0.357

See notes on pages 28 to 29

Rio Tinto 2005 Form 20-F	23

Back to Contents

ORE RESERVES continued
Under Industry Guide 7

	Type of	Proven ore reserves			Probable ore reserves
	mine	at end 2005			at end 2005

	(b)	Tonnage	Grade	Drill hole	Tonnage	Grade	Drill hole
				spacing (c)			spacing (c)

BAUXITE (d)		millions			millions
		of tonnes	%Al2 O3		of tonnes	%Al2 O3
Reserves at operating mine
Weipa (Australia)	O/P	137	53.9	76m	1,074	53.7	400m

BORATES (e)		millions		millions
		of tonnes		of tonnes
Reserves at operating mine
Boron (US)
– mine	O/P	16.1	61m	5.3	61m
– stockpiles (i)	S/P	0.2		2.0

			% Yield to	Marketable Reserves
		Recoverable	give
		reserves	marketable		Drill hole		Drill hole
		total	reserves	Proven	spacing (c)	Probable	spacing (c)

COAL (f)		millions		millions		millions
		of tonnes		of tonnes		of tonnes
Reserves at operating mines
Rio Tinto Energy America
Antelope (US) (j)	O/C	384	100	384	max 450m
Colowyo (US) (k)	O/C	20	100	19	max 250m	0.9	max 365m
Cordero Rojo (US)	O/C	321	100	321	max 250m
Decker (US)	O/C	22	100	22	max 250m
Jacobs Ranch (US)	O/C	456	100	452	max 300m	4.3	max 450m
Spring Creek (US)	O/C	213	100	213	max 250m

Rio Tinto Coal Australia
Bengalla (Australia)	O/C	190	81	92	350m	62	500m
Blair Athol (Australia)	O/C	51	99	49	150m	0.6	150m
Hail Creek (Australia)	O/C	291	63	104	300m	80	400m
Hunter Valley Operations (Australia)	O/C	469	68	247	300m	73	500m
Kestrel (Australia)	U/G	145	80	53	500m	63	1000m
Mount Thorley Operations (Australia)	O/C	35	66	20	125m	2.5	500
Tarong-Meandu (Australia)	O/C	128	68	79	200m	7.0	400m
Warkworth (Australia)	O/C	408	64	162	450m	100	max 1000m

Undeveloped reserves (l)
Rio Tinto Coal Australia
Clermont (Australia)	O/C	197	96	163	220m	26	150m to 300m
Mount Pleasant (Australia)	O/C	459	76			350	125m to 500m
Tarong-Kunioon (Australia)	O/C	257	63			163	400m

See notes on pages 28 to 29

Rio Tinto 2005 Form 20-F	24

Back to Contents

ORE RESERVES continued Under Industry Guide 7

	Type of	Proven ore reserves at end 2005			Probable ore reserves at end 2005
	mine
	(b)	Tonnage	Grade	Drill hole	Tonnage	Grade	Drill hole
				spacing (c)			spacing (c)

COPPER		millions			millions
		of tonnes	%Cu		of tonnes	%Cu
Reserves at operating mines
Bingham Canyon (US)
– mine	O/P	315	0.62	max 90m	333	0.48	max 110m
– stockpiles (i)	S/P	4.6	0.34		14	0.40
Escondida (Chile)
– sulphide mine	O/P	536	1.37)	55m	529	1.06)	60m
– sulphide leach mine	O/P	263	0.52)	to	398	0.53)	to
– oxide mine	O/P	11	0.67)	60m	27	0.52)	110m
– sulphide stockpiles (i)	S/P	18	1.23
– sulphide leach stockpiles (i)	S/P	203	0.65
– oxide stockpiles (i)	S/P	115	0.66
Escondida Norte (Chile)
– sulphide mine	O/P	192	1.65)	48m	381	1.25)	60m
– sulphide leach mine	O/P	52	0.54)	to 54m	281	0.60)	to
– oxide mine	O/P				120	0.79)	125m
– sulphide stockpiles (i)	S/P	2.3	1.51
– sulphide leach stockpiles (i)	S/P	7.4	0.83
– oxide stockpiles (i)	S/P	10.3	0.46
Grasberg (Indonesia)	O/P + U/G	783	1.13	13m to 60m	2,040	1.03	42m to 102m
Northparkes (Australia) (n)
– stockpiles (i)	S/P	3.8	0.67
– mine	U/G				52	1.13	40 x 40 x 80m
Palabora (South Africa) (o)
– mine	U/G	112	0.67	75m	30	0.17	75m

DIAMONDS (d)		millions	carats		millions	carats
		of tonnes	per tonne		of tonnes	per tonne
Reserves at operating mines
Argyle (Australia)
– AK1 pipe mine	O/P	20	3.0	50m x 50m	4.9	2.7	50m x 50m
– AK1 pipe stockpiles (i)	S/P	0.3	1.9		3.0	0.8
Diavik (Canada)	O/P + U/G	14	3.4	27m to 30m	14	3.0	30m to 34m
Murowa (Zimbabwe)	O/P				23	0.7	25m

GOLD		millions	grammes		millions	grammes
		of tonnes	per tonne		of tonnes	per tonne
Reserves at operating mines
Bingham Canyon (US)
– mine	O/P	315	0.35	max 90m	333	0.29	max 110m
– stockpiles (i)	S/P	4.6	0.19		14	0.24
Cortez/Pipeline (US) (p)
– mine	O/P	86	1.94	30m to 43m	147	1.05	30m to 43m
– stockpiles (i)	S/P	1.7	3.89
Grasberg (Indonesia)	O/P + U/G	783	1.01	13m to 60m	2,040	0.89	42m to 102m
Greens Creek (US)	U/G				6.4	3.95	15m to 30m
Northparkes (Australia) (n)
– stockpiles (i)	S/P	3.8	0.58
– mine	U/G				52	0.49	40 x 40 x 80m

See notes on pages 28 to 29

Rio Tinto 2005 Form 20-F	25

Back to Contents

ORE RESERVES continued
Under Industry Guide 7

	Type	Proven ore reserves			Probable ore reserves
	of	at end 2005			at end 2005
	mine
	(b)	Tonnage	Grade	Drill hole	Tonnage	Grade	Drill hole
				spacing (c)			spacing (c)

IRON ORE (d)		millions			millions
		of tonnes	%Fe		of tonnes	%Fe
Reserves at operating mines
and mines under construction
Channar (Australia)
– Brockman Ore	O/P	96	63.5	60m x 60m	13	63.6	max 120m
Corumbá (Brazil)	O/P	110	67.2	100m x 100m	106	67.2	200m x 400m
Eastern Range (Australia)
– Brockman Ore	O/P	75	63.0	60m x 60m	29	63.0	max 120m
Hamersley (Australia)
– Brockman 2 (Brockman Ore) (q)	O/P	28	62.5	50m x 50m	8.8	62.5	max 100m
– Brockman 4 (Brockman Ore) (q)	O/P				579	62.2	200m x 100m
– Marandoo (Marra Mamba Ore)	O/P	67	61.8	75m x 75m	4.9	61.9	max 150m
– Mt Tom Price (Brockman Ore)
– mine	O/P	101	64.6	30m x 30m	37	64.8	60m x 30m
– stockpiles (i)	S/P				12	64.5
– Paraburdoo (Brockman Ore)	O/P	11	63.8	30m x 30m	3.9	63.6	60m x 30m
– Paraburdoo (Marra Mamba Ore)	O/P				1.0	63.1	60m x 60m
– Nammuldi (Marra Mamba Ore)	O/P	6.5	61.8	60m x 60m	30	61.4	120m x 120m
– Yandicoogina (Pisolite Ore HG) (r)
– mine	O/P	250	58.3	50m x 50m	133	57.8	100m x 50m
– stockpiles (i)	S/P				3.7	58.3
– Yandicoogina (Process Product) (r)
– mine	O/P	32	58.8	50m x 50m	70	58.8	100m x 50m
Iron Ore Company of Canada	O/P	346	65.0	122m x 61m	81	65.0	122m x 122m
(Canada)
Robe River (Australia)
– Pannawonica (Pisolite Ore) (s)
– mine	O/P	246	57.2	25m x 25m	41	57.1	max 200m x 50m
– stockpiles (i)	S/P	2.8	57.0		13	56.9
– West Angelas (Marra Mamba Ore)
– mine	O/P	134	62.8	25m x 25m	260	61.9	200m x 50m
– stockpiles (i)	S/P	1.0	59.7

LEAD		millions		millions
		of tonnes	%Pb	of tonnes	%Pb
Reserves at operating mine
Greens Creek (US)	U/G			6.4	3.93	15m to 30m

MOLYBDENUM		millions			millions
		of tonnes	%Mo		of tonnes	%Mo
Reserves at operating mine
Bingham Canyon (US)
– mine	O/P	315	0.040	max 90m	333	0.045	max 110m
– stockpiles (i)	S/P	4.6	0.035		14	0.033

See notes on pages 28 to 29

Rio Tinto 2005 Form 20-F	26

Back to Contents

ORE RESERVES continued
Under Industry Guide 7

	Type of	Proven ore reserves			Probable ore reserves
	mine	at end 2005			at end 2005
	(b)
		Tonnage	Grade	Drill hole	Tonnage	Grade	Drill hole
				spacing (c)			spacing (c)

SILVER		millions	grammes		millions	grammes
		of tonnes	per tonne		of tonnes	per tonne
Reserves at operating mines
Bingham Canyon (US)
– mine	O/P	315	2.87	max 90m	333	2.38	max 110m
– stockpiles (i)	S/P	4.6	1.53		14	1.79
Grasberg (Indonesia)	O/P + U/G	783	3.95	13m to 60m	2,040	4.04	42m to 102m
Greens Creek (US)	U/G				6.4	505	15m to 30m

TALC (e)		millions		millions
		of tonnes		of tonnes
Reserves at operating mines
Luzenac Group (Europe / North	O/P + U/G	31.1	15m to 60m	17.6	15m to 100m
America / Australia)

TITANIUM DIOXIDE		millions		millions
FEEDSTOCK (e) (u)		of tonnes		of tonnes
Reserves at operating mines
QIT (Canada)	O/P	38.8	60m x 60m	21.5	100m x 100m
QMM (Madagascar)	D/O	12.0	200m x 100m	0.4	400m x 200m
RBM (South Africa)	D/O	6.2	50m x 50m	19.7	800m x 100m

URANIUM		millions			millions
		of tonnes	%U3 08		of tonnes	%U3 08
Reserves at operating mines
Energy Resources of Australia
(Australia)
– Ranger #3 mine	O/P	4.5	0.25	<30m	8.4	0.22	>30m x <70m
– Ranger #3 stockpiles (i)	S/P	9.9	0.15
Rössing (Namibia) (v)
– mine	O/P	3.7	0.048	20m x 20m	33.3	0.036	60m x 120m
– stockpiles (i)	S/P	1.1	0.031

ZINC		millions		millions
		of tonnes	%Zn	of tonnes	%Zn
Reserves at operating mine
Greens Creek (US)	U/G			6.4	10.3	15m x 30m

See notes on pages 28 to 29

Rio Tinto 2005 Form 20-F	27

Back to Contents

ORE RESERVES continued
Under Industry Guide 7

Notes
(a)	Commodity prices (based on a three year average historical price to 30 June 2005) used to test whether the reported reserve estimates could be economically extracted, include the following benchmark prices:

Ore reserve	Unit	US$

ALUMINIUM
Weipa (Australia)	pound	0.72

COPPER
Bingham Canyon (US)	pound	1.05
Escondida (Chile)*	pound	0.94
Escondida Norte (Chile)*	pound	0.94
Grasberg (Indonesia)*	pound	0.90
Northparkes (Australia)	pound	1.05
Palabora (South Africa)	pound	1.05

GOLD
Bingham Canyon (US)	ounce	381	.
Cortez / Pipeline (US)*	ounce	381	.
Grasberg (Indonesia)*	ounce	350	.
Greens Creek (US)	ounce	381	.
Northparkes (Australia)	ounce	381	.

LEAD
Greens Creek (US)	pound	0.31

MOLYBDENUM
Bingham Canyon (US)	pound	13.0

SILVER
Bingham Canyon (US)	ounce	5.79
Grasberg (Indonesia)*	ounce	5.00
Greens Creek (US)	ounce	5.79

ZINC
Greens Creek (US)	pound	0.44

* = non managed operations

IRON ORE
Australian benchmark (fines)	dmtu**	0.34
Atlantic benchmark (fines)	dmtu**	0.36

** = dry metric tonne unit

Prices for all other commodities are determined by individual contract negotiation. The reported reserves for these commodities have been tested to confirm that they could be economically extracted using a combination of existing contract prices until expiry and thereafter three year historical prices.
(b)	Type of mine: O/P = open pit, O/C = open cut, U/G = underground, D/O = dredging operation, S/P = stockpile.
(c)	Drill hole spacings are either average distances, a specified grid distance (a regular pattern of drill holes - the distance between the drill holes along the two axes of the grid will be aligned to test the size, shape and continuity of the mineral deposit; as such there may be different distances between the drill holes along the two axes of a grid) or the maximum drill hole spacing that is sufficient to determine the reserve category for a particular deposit. As the continuity of mineralisation varies from deposit to deposit, the drill hole spacing required to categorise a reserve varies between and within deposit types.
(d)	Reserves of iron ore, bauxite and diamonds are shown as recoverable reserves of saleable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
(e)	Reserves of industrial minerals are expressed in terms of marketable product, i.e. after all mining and processing losses. In the case of borates, the saleable product is B2O3.
(f)	Coal reserves are shown as both recoverable and marketable. The yield factors shown reflect the impact of further processing, where necessary, to provide marketable coal. All reserves at operating mines are assigned, all undeveloped reserves are unassigned. By “assigned” and “unassigned,” we mean the following: assigned reserves means coal which has been committed by the coal company to operating mine shafts, mining equipment, and plant facilities, and all coal which has been leased by the company to others; unassigned reserves represent coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin in the property.
(g)	Coal type: SC = steam/thermal coal; MC = metallurgical/coking coal.
(h)	Analyses of coal from the US were undertaken according to "American Standard Testing Methods" (ASTM) on an "As Received" moisture basis whereas the coals from Australia have been analysed on an "Air Dried" moisture basis according to Australian Standards (AS).
MJ/kg = megajoules per kilogramme. 1 MJ/kg = 430.2 Btu/lb.
(i)	Stockpile components of reserves are shown for all operations, where relevant.
(j)	The addition of the West Antelope lease to the project has substantially increased the available ore reserve tonnage.
(k)	Rio Tinto Energy America was formerly known as Kennecott Energy. In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the mine, all of Colowyo's reserves are included in Rio Tinto's share shown above.
(l)	The term 'undeveloped reserves' is used here to describe material that is economically viable on the basis of technical and economic studies but for which construction and commissioning have yet to commence.

Rio Tinto 2005 Form 20-F	28

Back to Contents

ORE RESERVES continued
Under Industry Guide 7

(m)	Under the terms of a joint venture agreement between Rio Tinto and Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to a direct 40 per cent share in reserves discovered after 31 December 1994 and it is this entitlement that is shown.
(n)	Open pit mining at Northparkes was completed in 2005, whilst underground reserves increased following updated technical and economic studies.
(o)	Reserves at Palabora have decreased following a reassessment of grade and of dilution effects from the open pit. During the second half of 2005, the conversion of debentures into ordinary shares resulted in a dilution of Rio Tinto’s shareholding in Palabora from 49.2 per cent to 47.2 per cent.
(p)	Portions of the Cortez Hills and Pipeline deposit reserves were reclassified as mineralised material following technical and economic reviews of the mine plans. The Crossroads extension to the Pipeline mine was added to reserves in 2005.
(q)	Brockman reserves have increased following the development of new geological models and approved mine design extensions.
(r)	Yandicoogina reserves have increased following the development of updated geological models and the approval of mine design and project expansions.
(s)	Pannawonica reserves have increased following revision and updating of geological models and mine designs, leading to the inclusion of reserves for the Mesa A deposit.
(t)	During 2005, Rio Tinto entered into an agreement to purchase a 50 per cent interest in the Hope Downs iron ore project. As at 31 December 2005 the purchase of Hope Downs was proceeding and was subject to various regulatory approvals, and so no reserves have been reported.
(u)	Reserves for the titanium dioxide operations are presented separately for the first time including those for QMM following successful completion of technical and economic studies.
(v)	The increased reserves at Rössing reflect the transfer of mineralised material to reserves on the basis of updated technical and economic studies.
(w)	Reserves for the following deposits are no longer shown: Lihir (Papua New Guinea) in which Rio Tinto's interest was sold during 2005 and Jabiluka (Australia) where additional work on the technical aspects and review of permitting and legal requirements led to a re-assessment of the deposit under Industry Guide 7.

Rio Tinto 2005 Form 20-F	29

Back to Contents

GROUP OPERATIONS (wholly owned unless stated otherwise)

ALUMINIUM
Operating sites
1	Anglesey Aluminium (51%)
2	Bell Bay
3	Boyne Island (59%)
3	Comalco Alumina Refinery
3	Gladstone Power Station (42%)
3	Queensland Alumina (39%)
4	Eurallumina (56%)
5	Tiwai Point (79%)
6	Weipa

BORATES
Operating sites
7	Boron
8	Coudekerque Plant
9	Tincalayu
10	Wilmington Plant

COAL
Operating sites
11	Antelope
12	Bengalla (30%)
13	Blair Athol (71%)
14	Colowyo (20%)
11	Cordero Rojo
15	Decker (50%)
13	Hail Creek (82%)
16	Hunter Valley Operations (76%)
11	Jacobs Ranch
17	Kestrel (80%)
16	Mt Thorley Operations (61%)
15	Spring Creek
18	Tarong
16	Warkworth (42%)

Projects
13	Clermont (50%)
12	Mt Pleasant (76%)
COPPER AND GOLD
Operating sites
20	Bougainville (not operating) (54%)
21	Cortez/Pipeline (40%)
22	Escondida (30%)
23	Grasberg joint venture (40%)
24	Kelian (90%)
19	Kennecott Utah Copper
25	Northparkes (80%)
26	Palabora (47%)
27	Rawhide (51%)

Projects
28	Resolution (55%)

DIAMONDS
Operating sites
29	Argyle
30	Diavik (60%)
31	Murowa (78%)
IRON ORE
Operating sites
32	Corumbá
33	Hamersley Iron mines:
Brockman
Marandoo
Mt Tom Price
Paraburdoo
Yandicoogina
Channar (60%)
Eastern Range (54%)
33	Robe River mines: (53%)
West Angelas
Pannawonica
34	HIsmelt® (60%)
35	Iron Ore Company of
Canada (59%)

Projects
33	Hope Downs (50%)
36	IOC Pellet Plant (59%)
37	Simandou
38	Orissa (51%)

NICKEL
Projects
39	Eagle

POTASH
Projects
40	Rio Colorado Potash

SALT
Operating sites
41	Dampier (65%)
42	Lake MacLeod (65%)
41	Port Hedland (65%)
TALC
Operating sites
(only major sites are shown)
43	Ludlow
44	Talc de Luzenac
45	Yellowstone
46	Three Springs

TITANIUM DIOXIDE
FEEDSTOCK
Operating sites
47	QIT-Fer et Titane Lac Allard
48	QIT-Fer et Titane Sorel Plant
49	Richards Bay Minerals (50%)

Projects
50	QIT Madagascar Minerals (80%)

URANIUM
Operating sites
51	ERA (68%)
52	Rössing (69%)

ZINC, LEAD, SILVER
Operating sites
53	Greens Creek (70%)

Rio Tinto 2005 Form 20-F	30

Back to Contents

INFORMATION ON GROUP MINES (Rio Tinto interest 100 per cent unless otherwise shown)

Mine	Location	Access	Title/lease

ALUMINIUM

Comalco	Weipa, Queensland, Australia	Road, air, and port	Queensland Government lease expires in 2041 with 21 year extension, then two years’ notice of termination

COPPER

Escondida (30%)	Atacama Desert, Chile	Pipeline and road to deep sea port at Coloso	Rights conferred by Government under Chilean Mining Code

Grasberg joint venture (40%)	Papua, Indonesia	Pipeline, road and port	Indonesian Government Contracts of Work expire in 2021 with option of two ten year extensions

Kennecott Minerals Cortez/Pipeline (40%)	Nevada, US	Road	Patented and unpatented mining claims

Kennecott Minerals Greens Creek (70%)	Alaska, US	Port	Patented and unpatented mining claims

Kennecott Utah Copper Bingham Canyon	Near Salt Lake City, Utah, US	Pipeline, road and rail	Owned

Northparkes (80%)	Goonumbla, New South Wales, Australia	Road and rail	State Government mining lease issued in 1991 for 21 years

Palabora (47%)	Phalaborwa, Northern Province, South Africa	Rail and road	Lease from South African Government valid until deposits exhausted. Base metal claims owned by Palabora

DIAMONDS

Argyle Diamonds	Kimberley Ranges, Western Australia	Road and air	Mining tenement held under Diamond (Argyle Diamond Mines Joint Venture) Agreement Act 1981-83; lease extended for 21 years from 2004

Diavik (60%)	Northwest Territories, Canada	Air, ice road in winter	Mining leases from Canadian federal government

Murowa (78%)	Zvishavane, Zimbabwe	Road and air	Claims and mining leases

ENERGY

Energy Resources of Australia (68%) Ranger	Northern Territory, Australia	Road	Leases granted by State

Rio Tinto 2005 Form 20-F	31

Back to Contents

INFORMATION ON GROUP MINES (Rio Tinto interest 100 per cent unless otherwise shown)

Mine	History	Type of mine	Power source

ALUMINIUM

Comalco	Bauxite mining commenced in 1961; Major upgrade completed in 1998 to incorporate Alcan’s adjacent Ely reserve in overall mining plan; Rio Tinto interest increased from 72.4% to 100% in 2000; In 2004 a mine expansion was completed that will lift annual capacity to 16.5 million tonnes in coming years	Open cut	On site generation; new power station under construction

COPPER

Escondida (30%)	Production started in 1990 and expanded in phases to 2002 when new concentrator was completed; sulphide leach project approved 2004 and Norte project started production 2005	Open pit	Supplied from SING grid under two contracts with Norgener to 2008 and Nopel (Gas Atacama) to 2009

Grasberg joint venture (40%)	Joint venture interest acquired 1995; capacity expanded to over 200,000 tonnes of ore per day in 1998 with addition of underground production of more than 35,000 tonnes per day in 2003	Open pit and underground	Long term contract with US-Indonesian consortium operated, purpose built, coal fired generating station

Kennecott Minerals Cortez/Pipeline (40%)	Gold production started at Cortez in 1969, Pipeline in 1997 and Cortez Hills was approved in 2005.	Open pit	Public utility

Kennecott Minerals Greens Creek (70%)	Redeveloped in 1997	Underground/drift and fill	On site diesel generators

Kennecott Utah Copper Bingham Canyon	Interest acquired in 1989; modernisation includes smelter complex and expanded tailings dam	Open pit	On site generation supplemented by long term contracts with Utah Power and Light

Northparkes (80%)	Interest acquired in 2000; production started in 1995	Open pit and underground	Supplied from State grid

Palabora (47%)	Development of 20 year underground mine commenced 1996 with open pit closure in 2003	Underground	Supplied by ESCOM via grid network

DIAMONDS

Argyle Diamonds	Interest increased from 59.7% following purchase of Ashton Mining in 2000. Underground mine project approved in 2005 to extend mine life to 2018	Open pit	Long term contract with Ord Hydro Consortium and on site generation back up

Diavik (60%)	Deposits discovered 1994-1995; construction approved 2000; diamond production started 2003. Second dike closed off in 2005 for mining of additional orebody	Open pit to underground in future	On site diesel generators; installed capacity 27MW

Murowa (78%)	Discovered 1997; small scale production started 2004	Open pit	Supplied by ZESA

ENERGY

Energy Resources of Australia (68%) Ranger	Mining commenced 1981; interest acquired through North in 2000; life of mine extension to 2014 announced in 2005	Open pit	On site diesel/steam power generation

Rio Tinto 2005 Form 20-F	32

Back to Contents

INFORMATION ON GROUP MINES (Rio Tinto interest 100 per cent unless otherwise shown)

Mine	Location	Access	Title/lease

ENERGY (continued)

Rio Tinto Energy America Antelope Colowyo (20%) Cordero Rojo Decker (50%) Jacobs Ranch Spring Creek	Wyoming, Montana and Colorado, US	Rail and road	Leases from US and State Governments and private parties, with minimum coal production levels, and adherence to permit requirements and statutes

Rio Tinto Coal Australia Bengalla (30%) Blair Athol (71%) Hail Creek (82%) Hunter Valley Ops. (76%) Kestrel (80%) Mount Thorley Ops. (61%) Tarong Coal Warkworth (42%)	New South Wales and Queensland, Australia	Road, rail conveyor and port	Leases granted by State

Rössing Uranium (69%)	Namib Desert, Namibia	Rail, road and port	Federal lease

INDUSTRIAL MINERALS

Boron	California, US	Road, rail and port	Owned

Dampier Salt (65%)	Dampier, Lake MacLeod and Port Hedland, Western Australia	Road and port	Mining leases expiring in 2013 at Dampier, 2018 at Port Hedland and 2021 at Lake MacLeod with options to renew in each case

Luzenac	Trimouns, France (other smaller operations in Australia, Europe and North America)	Road and rail	Owner of ground (orebody) and long term lease agreement to 2012

QIT-Fer et Titane	Saguenay County, Quebec, Canada	Rail and port (St Lawrence River)	Mining covered by two Concessions granted by State in 1949 and 1951 which, subject to certain Mining Act restrictions, confer rights and obligations of an owner

Richards Bay Minerals (50%)	Richards Bay, KwaZulu- Natal, South Africa	Rail, road and port	Long term renewable leases; State lease for Reserve 4 initially runs to end 2022; Ingonyama Trust lease for Reserve 10 runs to 2010

IRON ORE

Hamersley Iron Brockman Marandoo Mount Tom Price Paraburdoo Yandicoogina Channar (60%) Eastern Range (54%)	Hamersley Ranges, Western Australia	Railway and port (owned by Hamersley Iron and operated by Pilbara Iron)	Agreements for life of mine with Government of Western Australia

Iron Ore Company of Canada (59%)	Labrador City, Province of Labrador and Newfoundland	Railway and port facilities in Sept-Iles, Quebec (owned and operated by IOC)	Sublease with the Labrador Iron Ore Royalty Income Fund which has lease agreements with the Government of Newfoundland and Labrador that are due to be renewed in 2020 and 2022

Rio Tinto Brasil Corumbá	Matto Grosso do Sul, Brazil	Road, air and river	Government licence for undetermined period

Robe River Iron Associates (53%) Mesa J West Angelas	Pilbara region, Western Australia	Railway and port (owned by Robe River and operated by Pilbara Iron)	Agreements for life of mine with Government of Western Australia

Rio Tinto 2005 Form 20-F	33

Back to Contents

INFORMATION ON GROUP MINES (Rio Tinto interest 100 per cent unless otherwise shown)

Mine	History	Type of mine	Power source

ENERGY (continued)

Rio Tinto Energy America Antelope Colowyo (20%) Cordero Rojo Decker (50%) Jacobs Ranch Spring Creek	Antelope, Spring Creek, Decker and Cordero acquired in 1993, Colowyo in 1995, Caballo Rojo in 1997, Jacobs Ranch in 1998 and West Antelope in 2004	Open cut	Supplied by IPPs and Cooperatives through national grid service

Rio Tinto Coal Australia Bengalla (30%) Blair Athol (71%) Hail Creek (82%) Hunter Valley Ops. (76%) Kestrel (80%) Mount Thorley Ops. (61%) Tarong Coal Warkworth (42%)	Lemington acquired late 2000 and integrated with Hunter Valley Operations. Peabody Australian interests acquired in 2001. Production started for export at Blair Athol and adjacent power station at Tarong in 1984. Kestrel acquired and recommissioned 1999. Hail Creek started 2003.	Open cut and underground (Kestrel)	State owned grid

Rössing Uranium (69%)	Production began in 1978. Life of mine extension to 2016 approved in 2005	Open pit	Namibian National Power

INDUSTRIAL MINERALS

Boron	Deposit discovered in 1925, acquired by Rio Tinto in 1967	Open pit	On site co-generation units

Dampier Salt (65%)	Construction of the Dampier field started in 1969; first shipment in 1972. Lake MacLeod was acquired in 1978 as an operating field	Solar evaporation of seawater (Dampier and Port Hedland) and underground brine (Lake MacLeod); dredging of gypsum from surface of Lake MacLeod	Dampier supply from Hamersley Iron Power; Lake MacLeod from Western Power and on site generation units; Port Hedland from Western Power

Luzenac	Production started in 1885; acquired in 1988. (Australian mine acquired in 2001)	Open pit	Supplied by EdF and on site generation units

QIT-Fer et Titane	Production started 1950; interest acquired in 1989	Open pit	Long term contract with Quebec Hydro

Richards Bay Minerals (50%)	Production started 1977; interest acquired 1989; fifth dredge commissioned 2000	Beach sand dredging	Contract with ESCOM

IRON ORE

Hamersley Iron Brockman Marandoo Mount Tom Price Paraburdoo Yandicoogina Channar (60%) Eastern Range (54%)	Annual capacity increased to 68 million tonnes during 1990s; Yandicoogina first ore shipped in 1999 and port capacity increased; Eastern Range mine started 2004	Open pits	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

Iron Ore Company of Canada (59%)	Current operation began in 1962 and has processed over one billion tonnes of crude ore since; annual capacity now 17.5 million tonnes of concentrate of which 13.5 million tonnes can be pelletised. Interest acquired in 2000 through North	Open pit	Supplied by Newfoundland Hydro under long term contract

Rio Tinto Brasil Corumbá	Iron ore production started 1978; interest acquired in 1991	Open pit	Supplied by ENERSUL

Robe River Iron Associates (53%) Mesa J West Angelas	First shipment in 1972; annual sales reached 30 million tonnes in late 1990s; interest acquired in 2000 through North; West Angelas first ore shipped in 2002 and mine expanded in 2005	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

Rio Tinto 2005 Form 20-F	34

Back to Contents

INFORMATION ON GROUP SMELTERS, REFINERIES AND PROCESSING PLANTS
(Rio Tinto interest 100 per cent unless otherwise shown)

Smelter, refinery or plant	Location	Title/lease	Plant type/product	Capacity

ALUMINIUM GROUP

Anglesey Aluminium (51%)	Holyhead, Anglesey, Wales	100% Freehold	Aluminium smelter producing aluminium billet, block, sow	145,000 tonnes per year aluminium

Bell Bay	Bell Bay, Northern Tasmania, Australia	100% Freehold	Aluminium smelter producing aluminium ingot, block, t-bar	174,000 tonnes per year aluminium

Boyne Smelters (59%)	Boyne Island, Queensland, Australia	100% Freehold	Aluminium smelter producing aluminium ingot, billet, t-bar	545,000 tonnes per year aluminium

Comalco Alumina Refinery	Gladstone, Queensland, Australia	97% Freehold 3% Leasehold (expiring in 2101 and after)	Refinery producing alumina	1,400,000 tonnes per year alumina

Eurallumina (56%)	Portoscuso, Sardinia, Italy	39% Freehold 61% Leasehold	Refinery producing alumina	1,070,000 tonnes per year alumina

Gladstone Power Station (42%)	Gladstone, Queensland, Australia	100% Freehold	Thermal power station	1,680 megawatts

New Zealand Aluminium Smelters (NZAS) (79%)	Tiwai Point, Southland, New Zealand	19.6% Freehold 80.4% Leasehold (expiring in 2029 and use of certain Crown land)	Aluminium smelter producing aluminium ingot, billet, t-bar	352,000 tonnes per year aluminium

Queensland Alumina (39%)	Gladstone, Queensland, Australia	73.3% Freehold 26.7% Leasehold (of which more than 80% expires in 2026 and after)	Refinery producing alumina	3,953,000 tonnes per year alumina

COPPER GROUP

Kennecott Utah Copper	Magna, Salt Lake City, Utah, US	100% Freehold	Flash smelting furnace / Flash convertor furnace copper refinery	335,000 tonnes per year refined copper

Palabora (47%)	Phalaborwa, South Africa	100% Freehold	Reverberatory Pierce Smith copper refinery	130,000 tonnes per year refined copper

INDUSTRIAL MINERALS

Boron	California, US	100% Freehold	Borates refinery	584,000 tonnes per year boric oxide

QIT-Fer et Titane Sorel Plant	Sorel-Tracy, Quebec, Canada	100% Freehold	Ilmenite smelter	1,100,000 tonnes per year titanium dioxide slag 900,000 tonnes per year iron

Richards Bay Minerals (50%)	Richards Bay, South Africa	100% Freehold	Ilmenite smelter	1,060,000 tonnes per year titanium dioxide slag

IRON ORE GROUP

Hlsmelt® (60%)	Kwinana, Western Australia	100% Leasehold (expiring in 2010 with rights of renewal for two further 25 year terms)	Hlsmelt® ironmaking plant producing pig iron	800,000 tonnes per year pig iron

IOC Pellet Plant (59%)	Labrador City, Newfoundland, Canada	100% Leaseholds (expiring in 2020, 2022 and 2025 with rights of renewal for further terms of 30 years)	Pellet induration furnaces producing multiple iron ore pellet types	13,500,000 tonnes per year pellet

Rio Tinto 2005 Form 20-F	35

Back to Contents

Item 4A.	Unresolved Staff Comments

As far as Rio Tinto is aware there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before 31 December 2005.

Item 5.	Operating and Financial Review and Prospects

This Item includes a discussion of the main factors affecting the Group’s “Profit for the year”, as measured in accordance with International Financial Reporting Standards as adopted by the European Union (EU IFRS). In monitoring its financial performance, the Group also focuses on that part of the Profit for the year attributable to equity shareholders of Rio Tinto, which is referred to as “Net earnings”, and on an additional measure called “Underlying earnings”. The latter measure, which is also based on the amounts attributable to Rio Tinto shareholders, is reported to provide greater understanding of the underlying business performance of Rio Tinto operations. This is defined and reconciled with Net earnings in Note 2 to the 2005 Financial statements.
     Significant movements in the items excluded from Underlying earnings are discussed on pages 40 to 41.
In this report, the turnover of the parent companies and their subsidiaries is referred to as “Consolidated turnover”. Rio Tinto also reports a turnover measure that includes its share of jointly controlled entities and associates, which is referred to as "Gross turnover". This latter measure is considered informative because a significant part of the Group's business is conducted through operations that are subject to equity accounting.
This Item is comprised of the following:
•	Chairman’s letter providing a high level review of the Group
•	Chief executive’s report providing a high level review of the Group’s operations
•	Financial review of the Group
•	Operating reviews for each of the principal product groups and global support groups
As a result of adopting IAS 32, IAS 39 and IFRS 5 on 1 January 2005, the Group changed its method of accounting for financial instruments and non-current assets held for sale. In line with the relevant transitional provisions, the prior period comparatives have not been re-stated. See Note 1 to the 2005 Financial statements for further discussion.

CHAIRMAN’S LETTER

Dear shareholder
Demand was strong throughout 2005 for most of the metals and minerals we produce, and supply was generally tight. As a result prices of most products were well above the historical average trend. The buoyant conditions in our sector, together with Rio Tinto’s strategic positioning and strong operating performance, resulted in a second successive year of record profits.
     However, these favourable conditions are no basis for complacency. Our view of the world has not changed fundamentally. The reality is that we are in an inherently cyclical business – even if successive cycles have different characteristics. Our long term strategy for portfolio development, investment, capital management and operational excellence is designed to create shareholder value whatever the prevailing business conditions.

Results
Higher prices and increased production volumes in 2005 contributed to underlying earnings of US$4,955 million, US$2,683 million or 118 per cent above 2004. Net earnings were US$5,215 million compared with US$3,297 million in 2004.
     Cash flow from operations at US$8,257 million, including dividends from jointly controlled entities and associates, was also a record, and 85 per cent higher than 2004. Timely disposal of non core assets further strengthened our balance sheet which, in turn, helps to underpin our extensive capital investment programme and gives us the flexibility to pursue investment opportunities when and where they arise. In 2005 we saw significant investments and developments in a number of new areas.
     In the current environment of strong economic returns, we are aware of the potential for our balance sheet to become overly strong.
     Reflecting our large cash flows, we announced a substantial return of capital to shareholders totalling US$4 billion as part of our capital management programme. This comprises a US$1.5 billion special dividend (equivalent to US$1.10 per share), and a share buy back programme totalling US$2.5 billion by the end of 2007. This replaces the US$500 million remaining from the 2005 programme.
     The final dividend declared for 2005 under the progressive ordinary dividend policy brings total dividends for the year to 80 US cents per share, an increase of four per cent from 2004.

Rio Tinto 2005 Form 20-F	36

Back to Contents

Sustainable development
Mining operates on long time horizons, and most of Rio Tinto’s mines and processing plants have operational lives spanning decades. A key part of our strategy therefore is to make social and environmental responsibility integral to our planning and decision making. We always seek to align our interests with those of the communities and environments where our operations are based. Rio Tinto regards corporate social responsibility as a vital determinant of commercial success. Investors relate positively to companies who have values they can identify with and we remain committed to the principles of sustainable development.
      We see a clear responsibility to help to address the challenges posed by climate change, to manage issues related to biodiversity, and to maintain effective product stewardship across the value chain of our products. I believe Rio Tinto has become a leader in our industry in these areas but we still have some way to go.

Board developments1,2
In September we welcomed Sir Rod Eddington to the boards on his retirement as chief executive of British Airways plc. Rod is an Australian and was educated at the University of Western Australia and Oxford University where, as a Rhodes Scholar, he completed a doctorate in engineering science. He brings valuable new skills and experience to the board. Sir Richard Giordano, Leon Davis and John Morschel all retired from the boards after the 2005 annual meetings and Ashton Calvert and Vivienne Cox joined from 1 February 2005. I believe we have a very strong, well qualified and cohesive board which provides the right level of support and challenge to our executive team.

Forward outlook
Despite several challenges – including high oil prices, structural imbalances, and the potential for currency fluctuations – we believe the global economy will continue its recent positive trend, even if rates of growth slow somewhat.
      We are continuing to experience strong short term demand for our metal and mineral products. Demand from China remains particularly strong but risks remain of occasional “speed bumps” as the country’s social and economic structures adjust to the high rates of growth. Overall, we expect supply/demand balances to remain tight in 2006 with prices continuing to track above the long term trend.
     At some point the supply position will become more balanced and we will see a downturn in the cycle. While we are continuing to invest in increased production to provide long term supply assurance to our customers, and to maintain our market position, we focus on economically robust projects which we believe can deliver sustained profitability in varying market conditions.
     We are increasingly seeking to leverage our global reach and scale by delivering operational excellence, sharing of best practice between our businesses, and adopting common business systems and processes across the Group. I am confident that the continuing efforts of the Group’s talented and committed people all over the world will ensure we maintain a strong and competitive company, responsive to all opportunities which we believe can add value for our shareholders. The board is, once again, very appreciative of our employees’ major contribution in 2005.

Paul Skinner Chairman
24 February 2006

Note
1.	Tom Albanese was appointed as an executive director on 7 March 2006. He will remain chief executive of the Copper group and Exploration until 1 July 2006 when he will be appointed director, Group Resources.
2.	Michael Fitzpatrick was appointed as a non executive director on 6 June 2006.

CHIEF EXECUTIVE’S REPORT

The 2005 results were excellent. The mining industry is experiencing strong prices across most of its products. We were able to capitalise on the upswing with a strong operating performance that maximised production, while at the same time improving our safety record. We approved a number of major projects and concluded a number of well executed transactions. We are also introducing structural business improvements in the Group that are expected to yield long term benefits and position us for continuing strong performance when markets are not as buoyant.

Performance
As China’s industrial output soars and more than a billion people participate in a transformation of their living standards, the demand for the metals and minerals we produce has increased rapidly. Besides China’s large share of world growth, economic conditions were also stronger in Japan and the US.
     The level of demand sent the prices for copper, molybdenum, iron ore, coking and thermal coal, and alumina to historic peaks in nominal terms. Only time will tell whether the 2005 prices for these commodities represent cyclical highs. For its part, Rio Tinto concentrated on operational delivery, and we achieved record output in many areas.
     As a result, all product groups except Industrial Minerals increased their underlying earnings. Higher costs reduced earnings by US$598 million.

Rio Tinto 2005 Form 20-F	37

Back to Contents

     In the current environment some cost increases are inevitable. Other costs are, in fact, desirable and make good business sense, such as increased exploration and project evaluation spending.
     Our business is cyclical. The increase in demand and consumption with the resultant rise in prices, provides an incentive for the industry to invest. This can lead to oversupply and some product substitution, which ultimately depresses prices. This effect produces “spikes” in the chart, above and below the average long term price trend. Rio Tinto aims to operate successfully and create value in all environments.
     How long the current strong price environment remains depends on how rapidly the industry is able to respond to the strong demand for most products. The response will differ from product to product.
     So far this response has been varied. In iron ore, major producers including Rio Tinto are responding to demand through increased investment. In copper, the response has been impacted by significant interruptions in supply. In aluminium, in spite of strong demand growth, a period of strong investment in China has meant demand has been satisfied for the metal itself, although alumina is in short supply and prices have risen significantly. Finally, in both coking and thermal coal, there has been some response but infrastructure has been a constraining factor.
     Current market conditions may result in a longer period of above average prices than we have seen before. In fact Rio Tinto has modestly increased its long term price forecasts for some products for planning and investment purposes.
     While the cycle may be longer, there has been a significant impact on costs. Most mining inputs such as energy, supplies, equipment and labour have become more costly and in short supply. In energy, we paid 40 per cent more for fuel and 50 per cent more for natural gas in the US. Lead times to procure heavy mining equipment have risen from six to 12 months. Heavy mobile equipment tyres are in very short supply. Thanks to our established purchasing networks we have been able to secure supplies better than most.
     Some specialist skills are also short and labour costs in a number of regions have risen significantly. The cost of oil and gas is unlikely to return to the prices prevailing previously. These factors may represent a structural increase in costs for our industry, but we constantly look for ways to use energy more efficiently and improve productivity across all our operations.
     Rio Tinto has a long track record of creating value through business improvement. A global approach to procurement has resulted in savings from purchases under Group wide contracts, while the establishment of Rio Tinto Shipping to leverage the scale of our bulk shipments has successfully reduced costs. On the operating side, the concept of combining business units in common geographic areas such as Rio Tinto Coal Australia and Pilbara Iron has led to cost effective rationalisation.
     We are currently entering the next phase in the evolution of business improvement. Our model of decentralised businesses with strong local management accountability has been a source of success. By making the most of our global scale and reach, we now want to ensure we maximise the sum of our parts.
     This means leveraging synergies across all our businesses through greater collaboration and the standardisation of successful operating practices. The use of improved information technology is part of the process. We are still in the early stages of this journey, but we are confident it will deliver considerable value. Improving performance together, as we call our programme, will create value through a combination of capital efficiency, higher volumes, higher revenues and improved productivity leading to lower costs. This goes to the core of our business, which is about first class operational delivery. We are developing a real sense of excitement about the scale, ambition and potential of the changes we have set in motion (see page 73).

Strategy
We focus on long life, low cost assets. These assets are expected to generate very strong cash flows when markets are buoyant. Just as importantly, they are also expected to deliver good returns when markets are weaker. Large world class orebodies give us options to expand capacity in line with demand, as we are doing today. Options can also be created by acquisition, especially where synergies exist.
     This was demonstrated in our Iron Ore group by the development of West Angelas following the acquisition of North Ltd in 2000, and the 2005 agreement to form a joint venture involving Hope Downs. The Hope Downs iron ore property in Western Australia is also a good illustration of our ability to evaluate and execute a value creating transaction quickly.
     Although the bulk of our operations are in Australia, the US and Canada, we have invested in many new frontier regions and will continue to do so. Our exploration programme is very broad, but wherever we conduct development, our projects will be subject to the same rigorous evaluation. Our approach is focused and measured – we are risk aware, but not risk averse.
     We are investing in Madagascar, we are evaluating exciting projects in West Africa (iron ore) and Argentina (potash by solution mining) and we have entered into a significant joint venture in Russia with Norilsk Nickel. There are advanced exploration projects in progress in Australia (iron ore), India (diamonds), Indonesia (nickel), Brazil (bauxite), South Africa (coal) and Turkey (copper).
     Our exploration portfolio is currently the best we have seen. We have a suite of projects and prospects with the potential to ensure we can maintain our growth profile. They provide a variety of new development options in all of our main product sectors over the next five years, many of which could become long life, quality assets – the hallmark of Rio Tinto.
     In 2005 we invested US$2.5 billion in the growth of the business and expect to spend an additional US$3 billion in both 2006 and 2007. We are demonstrating that in these times of buoyant demand Rio Tinto has the best

Rio Tinto 2005 Form 20-F	38

Back to Contents

opportunities for organic growth in its history, based on the number and scale of current and potential projects in our pipeline.
     Reflecting strong demand and our excellent resource position, we are making significant investments in iron ore. At the beginning of 2005 we had investment of US$1.3 billion already under way for the expansion of production and transportation capacity in the Pilbara. In April we committed another US$290 million to expanding three mines, followed in October by a further US$1.35 billion for additional port capacity and further mine expansions.
     In Industrial Minerals, in the first half of the year we completed an expansion of the upgraded titanium slag plant at QIT in Canada. Due to strong demand, we announced a further expansion to 375,000 tonnes per year which will be completed in 2006.
     The resource relating to our investment in Madagascar will support a 40 year mine life. Titanium dioxide feedstock reserves are more than 12 millon tonnes. At an ilmenite grade of 60 per cent, this represents the best undeveloped resource of this scale and quality. We are investing US$775 million of which US$585 million will be for the mine and port in Madagascar and US$190 million for upgrading related processing facilities in Canada. Production is due to commence in late 2008.
     Elsewhere, the development of a new mine at Cortez Hills in Nevada, US was announced, and the Diavik diamond mine in Canada closed off a second dike to permit mining of additional orebodies. At year end we commenced development of an underground mine at Argyle Diamonds at a cost of US$910 million and further expenditure to extend the life of mine at Rössing Uranium in Namibia to 2016.
     After taking a leading position in the financing and development of the Lihir gold mine in Papua New Guinea in the 1990s, we agreed with Lihir Gold in September to relinquish our management agreement and subsequently sold our 14.5 per cent interest in November for US$295 million.
Summing up
The Group is performing well operationally, maximising the volumes of product we deliver into strong markets. These markets continue to look strong well into 2006.
     Whilst alert to merger and acquisition opportunities we are delivering our current projects and have an excellent array of organic growth options.
     Notwithstanding our record levels of investment and return of capital to shareholders, we are generating cash that is surplus to our needs, enabling us to manage and maintain a strong balance sheet and retain our capacity to take advantage of opportunities as they arise.
     In this buoyant climate we remain focused on business improvement as a priority by implementing a major new programme of renewal that will create value for shareholders in the future no matter what market conditions we face.
     Rio Tinto’s success is a tribute to the dedication and commitment of our employees. I thank my management team and employees throughout the world for the hard work they have put in and for their continued support.

Leigh Clifford Chief executive
24 February 2006

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
     The relationship between commodity prices and the currencies of most of the countries in which the Group operates provides further natural protection in the long term. In addition, the Group’s policy of borrowing at floating US dollar interest rates helps to counteract the effect of economic and commodity price cycles.
     The Group’s 2005 Financial statements and disclosures show the full extent of its financial commitments including debt. The Group’s share of the net debt of jointly controlled entities and associates is also disclosed.
     The risk factors to which the Group is subject that are thought to be of particular importance are summarised on pages 7 to 8.
     The effectiveness of internal control procedures continues to be a high priority in the Rio Tinto Group. The Boards’ statement on internal control is included under Corporate governance on page 117.
     The Group’s policies with regard to currencies, commodities, interest rates and treasury management are discussed below.

Rio Tinto 2005 Form 20-F	39

Back to Contents

Underlying earnings

Rio Tinto presents “Underlying earnings” as an additional measure of earnings to provide greater understanding of the underlying business performance of its operations. Underlying earnings and net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (f) below are excluded from net earnings in arriving at underlying earnings.
(a)	Gains and losses relating to the disposal of interests in businesses (including investments) and undeveloped properties.
(b)	Charges and credits relating to impairment of non-current assets, excluding those related to current year exploration expenditure.
(c)	Exchange gains and losses on US dollar net debt and intragroup balances.
(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.
(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.
(f)	Other credits and charges that individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.
Earnings contributions from Group businesses and business segments reflect underlying earnings. Underlying earnings is reconciled with net earnings in Note 2 to the 2005 Financial statements.

Group operating results 2005 compared with 2004
EU IFRS requires that the profit for the period reported in the income statement should also include earnings attributable to outside shareholders in subsidiaries. Both net earnings and underlying earnings, which are also discussed in this report, deal with amounts attributable to equity shareholders of Rio Tinto as shown below.

	2005	2004
	US$m	US$m

Profit for the year	5,498	3,244
– attributable to outside equity shareholders	283	(53)
– attributable to equity shareholders of Rio Tinto (net earnings)	5,215	3,297

Amounts attributable to outside equity shareholders increased because of improved results at Robe, Iron Ore Company of Canada, Coal & Allied, Rio Tinto Iron & Titanium and Palabora. In addition, in 2004 outside equity shareholders’ interests reflected a US$129 million charge for impairments.
     Net earnings of US$5,215 million in 2005 were US$1,918 million above 2004. Underlying earnings of US$4,955 million were US$2,683 million above 2004. The principal factors explaining the changes in net earnings are shown in the table below.

US$ m

2004 Net earnings	3,297
Exclusions in arriving at Underlying earnings	(1,025)

2004 Underlying earnings	2,272
Effect of changes in:
Prices	2,374
Exchange rates	(123)
Inflation	(141)
Volumes	1,140
Costs	(598)
Other	31

2005 Underlying earnings	4,955
Add: Exclusions in arriving at Underlying earnings	260

2005 Net earnings	5,215

The effect of price movements on all major commodities was to increase earnings by US$2,374 million. Prices for the major products remained strong throughout the year and were appreciably higher than those experienced in 2004: average copper prices were 28 per cent higher whilst average aluminium prices were ten per cent higher. The strength of the global iron ore market was reflected in the 71.5 per cent increase in the benchmark price, mainly effective from 1 April 2005. The seaborne thermal and coking coal markets were also strong.
     Molybdenum prices, which have generally been below US$5 per pound over the last decade, averaged over US$30 per pound during 2005, although they did soften towards the end of the year. How long the current strong price environment remains depends on how rapidly the industry is able to respond to the strong demand for most products. The response will change significantly from product to product.
     The US dollar was generally weaker than in 2004 relative to the currencies in which the Group incurs the majority of its costs. The average levels of the Australian and Canadian dollars strengthened against the US dollar by four per cent and eight per cent, respectively. The effect of this, together with other currency movements, was to reduce underlying earnings relative to 2004 by US$123 million.

Rio Tinto 2005 Form 20-F	40

Back to Contents

     Over 40 per cent of the underlying earnings increase year on year came from higher sales volumes, resulting in a favourable variance of US$1,140 million compared with 2004. The West Angelas and Yandicoogina (to 36 million tonnes per annum) mine expansions were completed in 2005 whilst strong operational performance led to major production gains at many operations including Iron Ore Company of Canada and Argyle Diamonds. The improvement over 2004 also reflected the following adverse influences on that earlier year: the Grasberg slippage, the ten week strike at Iron Ore Company of Canada and the effects of Hurricane Monty at Hamersley and Robe. To take advantage of the strong market for molybdenum, the mine sequencing at Kennecott Utah Copper was optimised to maximise molybdenum production. This, together with modifications to the molybdenum circuit at the concentrator, boosted production volumes by 130 per cent.
     Excluding the effects of inflation, higher costs reduced earnings by US$598 million. Of this, US$130 million was due to higher energy costs and US$46 million was attributable to increased exploration expenditure from brownfield exploration and further evaluation work. More generally, costs were influenced by the strong price environment being enjoyed by the mining industry. This has led to rising mining input costs caused by supply constraints for skilled labour, steel, tyres, explosives, freight and other mining related goods and services. Costs at Kennecott Utah Copper were affected by a scheduled 17 day smelter maintenance shutdown in the first half of 2005 whilst continued port congestion at Dalrymple Bay, Queensland, fed through to higher demurrage charges.
     Higher non cash costs reflected increased depreciation at Kennecott Utah Copper following the changes in the mine plan at the end of 2004. Increases in closure cost provisions resulted in higher depreciation charges on the amounts capitalised. One-off costs included restructuring costs of US$30 million relating to the formation of the Rio Tinto Minerals organisation.
     The effective tax rate on underlying earnings, including associates and jointly controlled entities, was 29.7 per cent compared with 28.7 per cent in 2004. The effective tax rate on net earnings, including associates and jointly controlled entities, was 28.3 per cent compared with 21.4 per cent in 2004. The lower effective tax rate on net earnings in both years primarily reflects disposals that were not subject to tax.
     In total “Other items” improved by US$31 million. Within that total, the net after tax interest expense of US$44 million was US$25 million lower than in 2004 due to lower levels of net debt. Also within “Other items”, 2004 underlying earnings included contributions totalling US$88 million from the operations of businesses that were sold during that year. Earnings in 2005 benefited from an improvement in the net impact of insurance items, including lower claims on the captive insurers due to the absence of cyclone related damages experienced in 2004.
     Exclusions in arriving at underlying earnings were as follows:

	2005	2004
	US$m	US$m

Net profit on the disposal of interests in businesses (including investments)	311	1,175
Net impairment reversals/(charges)	4	(321)
Adjustment to environmental remediation provision	84	—
Exchange (losses)/gains on external net debt and intragroup balances (including those relating to jointly controlled entities and associates)	(99)	159
(Losses)/gains on derivatives not qualifying as hedges (including those relating to jointly controlled entities and associates)	(40)	12

Total excluded in arriving at underlying earnings	260	1,025

In 2005 the net profit on the disposal of interests in businesses was US$311 million relating mainly to the sale of Rio Tinto’s interests in the Labrador Iron Ore Royalty Income Fund and in Lihir Gold. Disposals in 2004, principally the holding in Freeport-McMoRan Copper & Gold, resulted in gains of US$1,175 million.
     Net earnings in 2005 include a reduction of US$84 million in an environmental remediation provision at Kennecott Utah Copper, reversing part of an exceptional charge taken up in 2002 (which was excluded from adjusted earnings in that year). In addition, there was a small reversal of an impairment provision for the Madagascar project following the decision to proceed with the development, offset by a minor impairment of goodwill. Net earnings in 2004 included an impairment charge of US$160 million relating to the Colowyo coal operation and of US$161 million for the write down of Palabora’s copper assets.
     Exchange gains and losses on external net debt and intragroup balances that are recorded in the US dollar income statement, together with gains and losses on currency and interest rate derivative contracts that do not qualify as hedges under EU IFRS, are excluded from underlying earnings. In 2005, these items represented a loss of US$139 million (2004: a gain of US$171 million).

Cash flow
Cash flow from operations, including dividends from jointly controlled entities and associates, was a record US$8,257 million, 85 per cent higher than in 2004.
     The increase was mainly due to increased profits. This was partly offset by an increased cash outflow on working capital in 2005 mainly reflecting higher receivables across all product groups due to higher metal prices and sales volumes.
     Cash flow of US$323 million from disposals of interests in businesses in 2005 primarily related to the sale of Lihir. In 2004, disposals generated proceeds of over US$1.5 billion. The largest components of this were the sale of

Rio Tinto 2005 Form 20-F	41

Back to Contents

shares in FCX and the sale of Rio Tinto’s interest in the Morro do Ouro gold mine in Brazil.
     The Group’s investment in the growth of the business was sustained throughout the year. Purchase of property, plant and equipment and intangible assets of US$2,552 million included the major port and rail infrastructure expansion in Western Australia, payments for coal reserves purchased by Rio Tinto Energy America, the expansion of Hail Creek coking coal and initial expenditure on the construction of a new dike at Diavik.
     During the year the Group repaid US$807 million of its gross outstanding debt and cash balances increased. Dividends paid in 2005 of US$1,141 million were US$235 million higher than dividends paid in 2004 following the 20 per cent increase in the dividend declared in respect of the previous year. A capital return programme was commenced under which an off market buy back of Rio Tinto Limited shares was carried out, and subsequently an on market buy back of Rio Tinto plc shares. Almost two thirds of the US$1.5 billion capital management programme announced on 3 February 2005 had been completed by the end of January 2006. This programme has now been replaced by a new buy back programme totalling US$2.5 billion to be completed by the end of 2007, subject to market conditions.

Balance sheet
The balance sheet strengthened considerably during the period. Net debt reduced by US$2,496 million to US$1,313 million. The ratio of net debt to total capital fell to eight per cent and interest cover strengthened to 59 times.
     In 2005, net assets increased by US$3,148 million. The profit for the year was US$4,074 million greater than dividends paid. The share buy back programme had reduced shareholders’ equity by US$877 million by the end of December 2005.
     The adoption of IAS 39 (“Financial Instruments: Recognition and Measurement”) resulted in an increase of US$109 million in net assets on 1 January 2005, less than one per cent of the total. This represents the net gain on marking to market of derivatives and investments available for sale.
     As detailed in Notes 20 and 23 to the 2005 Financial statements, US$1,190 million (31 per cent) of the Group’s borrowings at the end of 2005 will mature in 2006 and the net asset of US$54 million for related currency and interest rate swaps will also mature in that year.
     At the year end, medium and long term borrowings totalled US$2,783 million and there was a net asset of US$234 million for related currency and interest rate swaps. The amount issued under the Group’s corporate bond and medium term notes programmes was US$2.5 billion net of related swaps, of which US$872 million is repayable within one year.
     In addition to the above, the Group’s share of the third party net debt of jointly controlled entities and associates totalled US$536 million at 31 December 2005. This debt, which is set out in Note 16 to the 2005 Financial statements, is without recourse to the Rio Tinto Group.

Listed Company operating results
The economic interests of Rio Tinto plc and Rio Tinto Limited were merged in December 1995 as a result of the Dual Listed Companies ('DLC') merger. The DLC merger has the effect that shareholders can be regarded as having interests in a single economic enterprise that is under common control and management. Accordingly the Operating and Financial Review and Prospects have been presented on a Group basis with the exception of the separate discussion and analyses relating to the Rio Tinto plc and Rio Tinto Limited parts of the Group respectively provided below as a supplement to the discussion of the Rio Tinto Group set out above. However, shares in Rio Tinto plc and Rio Tinto Limited both provide shareholders with an interest in the earnings and net assets of the total Group, as if they together were a single economic entity. In other words, a share in Rio Tinto plc provides an economic interest in the same fraction of the combined earnings and net assets of the Group as a share in Rio Tinto Limited. The separate figures for the two parts of the Group provide analysis of the total Group according to its legal structure, but these separate figures are not indicative of the economic interest of shareholders in either of the Listed Companies.

Rio Tinto plc – part of Rio Tinto Group
Operating results 2005 compared with 2004

	2005	2004
	US$m	US$m

Profit for the year	3,651	2,336
– attributable to outside equity shareholders	47	(108)
– excluding amounts attributable to outside equity shareholders (net earnings)	3,604	2,444

In 2004 outside equity shareholders’ interests reflected a US$129 million charge for impairments. In addition, amounts attributable to outside equity shareholders increased in 2005 because of improved results at Rio Tinto Iron & Titanium and Palabora.
     Net earnings of US$3,604 million were US$1,160 million above 2004. This included an increase of US$453 million in Rio Tinto plc’s share of the net earnings of Rio Tinto Limited. Underlying earnings of US$3,268 million were US$1,659 million above 2004. This included an increase of US$613 million in Rio Tinto plc’s share of the Underlying earnings of Rio Tinto Limited. The principal factors explaining the changes in net earnings of Rio Tinto plc are shown in the table below. Changes in Rio Tinto Limited’s net earnings are discussed on page 45.

Rio Tinto 2005 Form 20-F	42

Back to Contents

US$m

2004 Net earnings of Rio Tinto plc (including share of Rio Tinto Limited)	2,444
Deduct: Exclusions in arriving at 2004 Underlying earnings of Rio Tinto plc (including share of Rio Tinto Limited)	(835)

Underlying earnings of Rio Tinto plc (including share of Rio Tinto Limited) for 2004	1,609
Effect of changes in Rio Tinto plc earnings (excluding share of Rio Tinto Limited)
Prices	779
Exchange rates	(56)
Inflation	(65)
Volumes	751
Costs	(397)
Other	34
Increase in Rio Tinto plc’s share of Rio Tinto Limited Underlying earnings	613

Underlying earnings of Rio Tinto plc (including share of Rio Tinto Limited) for 2005	3,268
Add: Exclusions in arriving at 2005 Underlying earnings of Rio Tinto plc (including share of Rio Tinto Limited)	336

2005 Net earnings of Rio Tinto plc (including share of Rio Tinto Limited)	3,604

The discussion below explains the factors underlying the change in Rio Tinto plc earnings excluding its share of Rio Tinto Limited.
     The effect of price movements on all major commodities was to increase earnings by US$779 million. Prices for the major products remained strong throughout the year and were appreciably higher than those experienced in 2004: average copper prices were 28 per cent higher. Molybdenum prices have generally been below US$5 per pound over the last decade but averaged over US$30 per pound during 2005, although they did soften towards the end of the year.
     The US dollar was generally weaker than in 2004 relative to the currencies in which the Group incurs the majority of its costs. The average level of the Canadian dollar strengthened against the US dollar by eight per cent. The effect of this, together with other currency movements, was to reduce underlying earnings relative to 2004 by US$56 million.
     Almost 72 per cent of the underlying earnings increase year on year came from higher sales volumes, resulting in a favourable variance of US$751 million compared with 2004. To take advantage of the strong market for molybdenum, the mine sequencing at Kennecott Utah Copper was optimised to maximise molybdenum production. This, together with modifications to the molybdenum circuit at the concentrator, boosted production volumes by 130 per cent. The improvement over 2004 also reflected the adverse effect of the Grasberg slippage on that earlier year.
     Excluding the effects of inflation, higher costs reduced earnings by US$397 million. Of this, US$72 million was due to higher energy costs and US$41 million was attributable to increased exploration expenditure from brownfield exploration and further evaluation work. More generally, costs were influenced by the strong price environment being enjoyed by the mining industry. This has led to rising mining input costs caused by supply constraints for skilled labour, steel, tyres, explosives, freight and other mining related goods and services. Costs at Kennecott Utah Copper were affected by a scheduled 17 day smelter maintenance shutdown in the first half of 2005.
     Higher non cash costs reflected increased depreciation at Utah Copper following the changes in the mine plan at the end of 2004. Increases in closure cost provisions resulted in higher depreciation charges on the amounts capitalised. One-off costs reflected restructuring costs of US$30 million relating to the formation of the Rio Tinto Minerals organisation.
     “Other items” improved by US$34 million. Within that total, the net after tax interest income of US$62 million was US$40 million higher than in 2004 due to lower levels of net debt and interest from increased funding of Rio Tinto Limited. Also within ‘Other items’, 2004 underlying earnings included contributions totalling US$73 million from the operations of businesses that were sold during that year. 2005 earnings benefited from an improvement in the net impact of insurance items, including lower claims on the captive insurer due to the absence of cyclone related damages experienced in 2004.
     The effective tax rate on underlying earnings, including Rio Tinto plc’s share of Rio Tinto Limited and other associates and jointly controlled entities, was 29.4 per cent compared with 28.1 per cent in 2004. The effective tax rate on net earnings, including associates and jointly controlled entities was 27.6 per cent compared with 19.2 per cent in 2004. The lower effective tax rate on net earnings in both years primarily reflected gains on disposals that did not give rise to a tax liability.
     Exclusions in arriving at underlying earnings, including Rio Tinto plc’s share of those relating to Rio Tinto Limited, were as follows:

Rio Tinto 2005 Form 20-F	43

Back to Contents
	2005	2004
	US$m	US$m

Net profit on the disposal of interests in businesses (including investments)	288	1,037
Net impairment reversals/(charges)	4	(321)
Adjustment to environmental remediation provision	84	—
Exchange gains on external net debt and intragroup balances (including those relating to jointly controlled entities and associates)	39	14
Losses on derivatives not qualifying as hedges (including those relating to jointly controlled entities and associates)	(34)	(10)
Share of Rio Tinto Limited exclusions in arriving at underlying earnings	(45)	115

Total excluded in arriving at underlying earnings	336	835

In 2005 the net profit on the disposal of interests in businesses was US$288 million relating mainly to the sale of Rio Tinto plc’s interests in the Labrador Iron Ore Royalty Income Fund and in Lihir Gold. Disposals in 2004, principally the holding in Freeport-McMoRan Copper & Gold, resulted in gains of US$1,037 million.
      2005 net earnings include a reduction of US$84 million in an environmental remediation provision at Kennecott Utah Copper, reversing part of an exceptional charge taken up in 2002 (which was excluded from adjusted earnings in that year). In addition, there was a small reversal of an impairment provision for the Madagascar project following the decision to proceed with the development, offset by a minor impairment of goodwill. Net earnings in 2004 included an impairment charge of US$160 million relating to the Colowyo coal operation and of US$161 million for the write down of Palabora’s copper assets.
     Exchange gains and losses on external net debt and intragroup balances that are recorded in the US dollar income statement, together with gains and losses on currency and interest rate derivative contracts that do not qualify as hedges under EU IFRS, are excluded from underlying earnings. In 2005, these items represented a gain of US$5 million (2004: a gain of US$4 million).

Cash flow
Cash flow from operations, including dividends from jointly controlled entities and associates, was US$3,546 million, 93 per cent higher than in 2004. The increase was mainly due to increased profits.
     Cash flow of US$320 million from disposals of interests in businesses in 2005 primarily related to the sale of Lihir. In 2004, disposals generated proceeds of over US$1.3 billion. The largest components of this were the sale of shares in FCX and the sale of Rio Tinto’s interest in the Morro do Ouro gold mine in Brazil.
     Proceeds of US$458 million arose from the buyback by Rio Tinto Limited of 16,367,000 of its shares from a Rio Tinto plc subsidiary.
     Investment in the growth of the business was sustained throughout the year. Purchase of property, plant and equipment and intangible assets of US$824 million included payments for coal reserves purchased by Rio Tinto Energy America and initial expenditure on the construction of a new dike at Diavik.
     Loans of US$950 million were advanced to Rio Tinto Limited compared to US$1,271 million in 2004 and there were net proceeds from external loans of US$57 million against net payments of US$421 million in 2004.

Balance sheet
The balance sheet strengthened considerably during the period and net assets increased by US$2,615 million. The profit for the year was US$2,714 million greater than dividends paid. By the end of 2005 the share buyback programme had reduced shareholders’ equity by US$103 million.
     External net debt reduced by US$1,080 million to US$584 million and loans to Rio Tinto Limited increased by US$1,430 million to US$3,388 million. Included in this increase is a reclassification of US$500 million of preference share capital issued by a subsidiary of Rio Tinto Limited to a subsidiary of Rio Tinto plc from “investments in associates” to “loans to Rio Tinto Limited”. This reclassification took place with effect from 1 January 2005 on adoption of IAS 32 “Financial Instruments: Disclosure and Presentation”.
     The adoption of IAS 39 resulted in an increase of US$72 million in net assets on 1 January 2005, less than one per cent of the total. This represents the net gain on marking to market of derivatives and investments available for sale.
     As detailed in Notes 23 and 20 to the 2005 Financial statements, US$565 million (27 per cent) of the Rio Tinto plc part of the Group’s borrowings at the end of 2005 will mature in 2006 and the net asset of US$53 million for related currency and interest rate swaps will also mature in that year.
     At the year end, medium and long term borrowings totalled US$1,539 million and there was a net asset of US$254 million for related currency and interest rate swaps.
     In addition to the above, the Rio Tinto plc part of the Group’s share of the third party net debt of jointly controlled entities and associates excluding Rio Tinto Limited totalled US$362 million at 31 December 2005. This debt, which is set out in note 16 to the 2005 Financial statements, is without recourse to the Rio Tinto Group.

Rio Tinto 2005 Form 20-F	44

Back to Contents

Rio Tinto Limited – part of Rio Tinto Group
Operating results 2005 compared with 2004

	2005	2004
	US$m	US$m

Profit for the year	2,812	1,446
– attributable to outside equity shareholders	236	81
– excluding amounts attributable to outside equity shareholders (net earnings)	2,576	1,365

Amounts attributable to outside equity shareholders increased because of improved results at Robe, the Iron Ore Company of Canada and Coal & Allied.
     Net earnings of US$2,576 million were US$1,211 million above 2004. Underlying earnings of US$2,697 million were US$1,637 million above 2004. The principal factors explaining the changes in net earnings are shown in the table below.

US$m

2004 Net earnings	1,365
Exclusions in arriving at 2004 Underlying earnings	(305)

2004 Underlying earnings	1,060
Effect of changes in:
Prices	1,595
Exchange rates	(67)
Inflation	(76)
Volumes	389
Costs	(201)
Other	(3)

2005 Underlying earnings	2,697
Add: Exclusions in arriving at 2005 Underlying earnings	(121)

2005 Net earnings	2,576

The effect of price movements on all major commodities was to increase earnings by US$1,595 million. Prices for the major products remained strong throughout the year and were appreciably higher than those experienced in 2004: average aluminium prices were ten per cent higher. The strength of the global iron ore market was reflected in the 71.5 per cent increase in the benchmark price, mainly effective from 1 April 2005. The seaborne thermal and coking coal markets were also strong.
     The US dollar was generally weaker than in 2004 relative to the currencies in which the Group incurs the majority of its costs. The average levels of the Australian and Canadian dollars strengthened against the US dollar by four per cent and eight per cent, respectively. The effect of this, together with other currency movements, was to reduce underlying earnings relative to 2004 by US$67 million.
     Higher sales volumes increased earnings by US$389 million compared with 2004. The West Angelas and Yandicoogina (to 36 million tonnes per annum) mine expansions were completed in 2005, whilst strong operational performance led to major production gains at many operations including the Iron Ore Company of Canada and Argyle Diamonds. The improvement over 2004 also reflected the following adverse influences on that earlier year: the ten week strike at the Iron Ore Company of Canada and the effects of Hurricane Monty at Hamersley and Robe.
     Excluding the effects of inflation, higher costs reduced earnings by US$201 million. Of this, US$58 million was due to higher energy costs. More generally, costs were influenced by the strong price environment being enjoyed by the mining industry. This has led to rising mining input costs caused by supply constraints for skilled labour, steel, tyres, explosives, freight and other mining related goods and services. Continued port congestion at Dalrymple Bay, Queensland, fed through to higher demurrage charges. Increases in closure cost provisions resulted in higher depreciation charges on the amounts capitalised.
     The effective tax rate on underlying earnings, including associates and jointly controlled entities, was 30.0 per cent compared with 28.9 per cent in 2004. The effective tax rate on net earnings, including associates and jointly controlled entities was 29.9 per cent compared with 26.0 per cent in 2004. The lower effective tax rate on net earnings in 2004 primarily reflected gains on disposals that did not give rise to a tax liability.
     In total “Other items” worsened by US$3 million. Within that total, the net after tax interest expense was higher than in 2004 with interest payable on increased funding from Rio Tinto plc outweighing the effect of lower levels of external net debt. Also within ‘Other items’, 2004 underlying earnings included contributions totalling US$15 million from the operations of businesses that were sold during that year. Against this there was a benefit from the net impact of insurance items and from tax relief on share option costs.

Rio Tinto 2005 Form 20-F	45

Back to Contents

     Exclusions in arriving at underlying earnings were as follows:

	2005	2004
	US$m	US$m

Net profit on the disposal of interests in businesses (including investments)	23	138
Exchange (losses)/gains on external net debt and intragroup balances (including those relating to
jointly controlled entities and associates)	(138)	145
(Losses)/gains on derivatives not qualifying as hedges (including those related to jointly controlled
entities and associates)	(6)	22

Total excluded in arriving at underlying earnings	(121)	305

In 2005 the net profit on the disposal of interests in businesses was US$23 million including final adjustments in respect of the 2004 disposal of a ten per cent interest in Hail Creek and Rio Tinto Limited’s interest in Zinkgruvan. The disposal of these operations resulted in a gain of US$138 million in 2004.
     Exchange gains and losses on external net debt and intragroup balances that are recorded in the US dollar income statement, together with gains and losses on currency and interest rate derivative contracts that do not qualify as hedges under EU IFRS, are excluded from underlying earnings. In 2005, these items represented a loss of US$144 million (2004: a gain of US$167 million).

Cash flow
Cash flow from operations, including dividends from jointly controlled entities and associates, was US$4,861 million, 76 per cent higher than in 2004.
      The increase was mainly due to increased profits. This was partly offset by an increased cash outflow on working capital in 2005 mainly reflecting higher receivables due to higher metal prices and sales volumes.
     Rio Tinto Limited’s investment in the growth of the business was sustained throughout the year. Purchase of property, plant and equipment and intangible assets of US$1,728 million included the major port and rail infrastructure expansion in Western Australia and the expansion of Hail Creek coking coal.
     During the year, funding of US$950 million was received from Rio Tinto plc. Rio Tinto Limited repaid US$713 million of its gross outstanding debt and cash balances increased significantly. A capital return programme was commenced under which an off-market buy back of Rio Tinto Limited shares was carried out which resulted in a cash outflow of US$774 million in respect of purchases from public shareholders and a cash outflow of US$458 million in respect of purchases from Rio Tinto plc.

Balance sheet
In 2005, net assets increased by US$289 million. The profit for the year was US$2,175 million greater than dividends paid, however this was largely offset by the effect of share buybacks, the implementation of IAS 32 (“Financial Instruments: Disclosure and Presentation”) and adverse currency translation movements. The share buyback programme, including the buyback from Rio Tinto plc, reduced shareholders’ equity by US$1,232 million by the end of December 2005. The adoption of IAS 32 and IAS 39 resulted in a net reduction of US$447 million in net assets on 1 January 2005. This represents the net gain on marking to market of derivatives and investments available for sale, offset by the effect of reclassifying US$500 million of preference share capital held by a Rio Tinto plc subsidiary in a Rio Tinto Limited subsidiary from outside shareholders’ interests to debt.
     External net debt reduced by US$1,416 million to US$729 million partly offset by an increase in amounts due to Rio Tinto plc of US$1,430 million to US$3,388 million. This includes the reclassification explained above of preference share capital of US$500 million from outside shareholders’ interests to loans on adoption of IAS 32.
     As detailed in note 23 to the 2005 Financial statements, US$625 million (33 per cent) of Rio Tinto Limited’s external borrowings at the end of 2005 will mature in 2006. In addition, US$2,888 million of borrowings from Rio Tinto plc is held at call.
     At the year end, external medium and long term borrowings totalled US$1,244 million and there was a net liability of US$20 million for related currency and interest rate swaps.
     In addition to the above, the Rio Tinto Limited part of the Group’s share of the third party net debt of jointly controlled entities and associates totalled US$174 million at 31 December 2005. This debt, which is set out in Note 16 to the 2005 Financial statements, is without recourse to the Rio Tinto Group.

Liquidity and capital resources
The unified credit status of the Group is maintained through cross guarantees whereby contractual obligations of Rio Tinto plc and Rio Tinto Limited are automatically guaranteed by the other. Rio Tinto plc and Rio Tinto Limited enjoy strong long and short term credit ratings from Moody’s and Standard and Poor’s. These ratings continue to provide financial flexibility and consistent access to debt via money or capital markets and enable very competitive terms to be obtained.
     The Group maintains backup liquidity for debt maturing within 12 months and its commercial paper programmes by way of bank standby credit facilities, which totalled US$2.3 billion at 31 December 2005. These facilities, which were unused at the year end, can be drawn upon at any time on terms extending out to five years.

Rio Tinto 2005 Form 20-F	46

Back to Contents

As at 31 December 2005, the Group had contractual cash obligations arising in the ordinary course of business as follows:

Contractual cash obligations	Total	Less	Between	Between	After 5
		than 1	1 and 3	3 and 5
		year	years	years	years
	US$m	US$m	US$m	US$m	US$m

Debt (a)	3,697	1,148	1,707	162	680
Operating leases	113	28	31	23	31
Unconditional purchase obligations (b)	3,982	965	1,263	740	1,014
Deferred consideration (c)	179	97	54	28	—
Other (d)	1,322	1,159	130	33	—

Total	9,293	3,397	3,185	986	1,725

Notes
(a)	Debt obligations include bank borrowings repayable on demand and reflect the impact of related currency and interest rate swaps.
(b)	Unconditional purchase obligations relate to commitments to make payments in the future for fixed or minimum quantities of goods or services at fixed or minimum prices. The future payment commitments have not been discounted and mainly relate to commitments under relating to the Group’s tolling arrangements.
(c)	Deferred consideration relates to the purchase of coal reserves by Rio Tinto Energy America.
(d)	Other relates primarily to capital commitments.

Information regarding the Group’s pension commitments and funding arrangements is provided in the Post-retirement benefits section of this Financial review and in Notes 49 and 52 to the 2005 Financial Statements.
      On the basis of the levels of obligations described above, the unused capacity under the Group’s commercial paper and European Medium Term Notes programmes, the Group’s anticipated ability to access debt and equity capital markets in the future and the level of anticipated free cash flow, there are reasonable grounds to believe that the Group has sufficient short and long term sources of funding available to meet its liquidity requirements.
     The Group’s committed bank standby facilities contain no financial undertakings relating to interest cover. The Group has no financial agreements that would be affected to any material extent by a reduction in the Group’s credit rating.
      The Group’s policy is to centralise debt and surplus cash balances whenever possible.

Off balance sheet arrangements
In the ordinary course of business, to manage the Group’s operations and financing, Rio Tinto enters into certain arrangements, which for the purposes of Item 5 would be considered off balance sheet arrangements,
     The Rio Tinto Group’s off balance sheet arrangements are comprised principally of performance guarantees and commitments for capital and other expenditure.
     The aggregate amount of indemnities and other performance guarantees, on which no material loss is expected, including those related to joint ventures and associates, was US$513 million at 31 December 2005.
     Other commitments include contracted capital expenditure, operating leases and unconditional purchase obligations as set out in the table of contractual cash obligations, included in the liquidity and capital resources section above.

Exchange rates, reporting currencies and currency exposure
Rio Tinto’s shareholder’s equity, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s sales and the countries in which it operates. The US dollar, however, is the currency in which the great majority of the Group’s sales are denominated. Operating costs are influenced by the currencies of those countries where the Group’s mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian and Canadian dollars are the most important currencies influencing costs, apart from the US dollar.
     In any particular year, currency fluctuations may have a significant impact on Rio Tinto’s financial results. A weakening of the US dollar against the currencies in which the Group’s costs are determined has an adverse effect on Rio Tinto’s underlying earnings.
     However, this would also result in exchange gains on net debt denominated in US dollars which has a positive effect on Rio Tinto’s EU IFRS profit and net earnings. It would also result in exchange gains and losses on intragroup balances denominated in US dollars. Such gains (and losses) on US dollar net debt and intragroup balances are excluded from underlying earnings.
     The following sensitivities give the estimated effect on underlying earnings assuming that each exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. Where the functional currency is that of a country for which production of commodities is an important feature of the economy, such as the Australian dollar, there is a certain degree of natural protection against cyclical fluctuations in the long term, in that the currency tends to be weak, reducing costs in US dollar terms, when commodity prices are low, and vice versa.
     The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency working capital, US dollar net debt and intragroup balances. They should therefore be used with care.

Rio Tinto 2005 Form 20-F	47

Back to Contents

	Average	2005
		Effect of
	exchange	10% change in
	rate for	full year average
	2005	+/- US$m

Australian dollar	76 US cents	242
Canadian dollar	83 US cents	58
Chilean peso	US$1= 561 pesos	7
Indonesian rupiah	US$1 = 9,708 rupiah	1
New Zealand dollar	71 US cents	6
South African rand	16 US cents	23
UK sterling	182 US cents	8
Other	n/a	6

The sensitivities in the 2005 column are based on 2005 prices, costs and volumes and assume that all other variables remain constant.
     Gains and losses on exchange arising from net monetary assets/(liabilities), other than US dollar net debt and intragroup balances, that are not denominated in the functional currency of the relevant business unit are recorded in the income statement and are included in underlying earnings. The table below reflects the amounts of assets less liabilities, net of tax and outside interests as at the end of 2005, which expose the Group to such exchange gains and losses. These balances will not remain constant throughout 2006, however, and therefore these numbers should be used with care.

	Currency of exposure
	US dollar	Other	2005
	US$m	US$m	US$m

Functional currency of business unit:
Australian dollar	368	(1)	367
Canadian dollar	94	4	98
South African rand	21	5	26
Other currencies	71	—	71

Total	554	8	562

Given the dominant role of the US currency in the Group’s affairs, the US dollar is the currency in which financial results are presented both internally and externally. It is also the most appropriate currency for borrowing and holding surplus cash, although a portion of surplus cash may also be held in other currencies, most notably Australian dollars, in order to meet short term operational and capital commitments and dividend payments.
     The Group finances its operations primarily in US dollars, either directly or using currency swaps, and a substantial part of the Group’s US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Exchange differences on the net debt which hedges the net assets of entities with functional currencies other than the US dollar are dealt with through equity. All other exchange differences on net debt are dealt with in the income statement, but those related to US dollar net debt are excluded in arriving at underlying earnings. Similarly, exchange gains and losses which arise on balances between Group entities are taken to equity where that balance is denominated in the functional currency of one party to the loan and is, in substance, part of the Group’s net investment in a subsidiary. All other exchange differences on intragroup balances are dealt with in the income statement but are excluded from underlying earnings.
     The table below reflects the amounts of net debt and intragroup balances at the end of 2005, net of tax and outside interests, that expose the Group to such exchange gains and losses that would be recorded in the income statement. These balances will not remain constant during 2006, however, and these numbers should therefore be used with care.

	Net debt (a)			Intragroup balances
	Currency of exposure			Currency of exposure
	US$	Other	2005	US$	Other	2005
	US$m	US$m	US$m	US$m	US$m	US$m

Functional currency of business unit:
Australian dollar	(890)	3	(887)	(1,862)	224	(1,638)
Canadian dollar	(536)	1	(535)	(216)	—	(216)
South African rand	(62)	—	(62)	(131)	—	(131)
United States dollar	—	9	9	—	167	167
Other currencies	4	6	10	(88)	15	(73)

Total	(1,484)	19	(1,465)	(2,297)	406	(1,891)

Note
(a)	The table shows amounts after taking account of the impact of currency swaps. Of the US$890 million of net debt in Australian functional currency companies, US$58 million has been swapped to US$. The underlying currencies are: five billion yen and 20 million Swiss Francs. Similarly, of the US$536 million of net debt in Canadian functional currency companies, US$366 million has been swapped to US$. The underlying currencies are: £165 million and 16 billion yen.

Rio Tinto 2005 Form 20-F	48

Back to Contents

The Group does not generally believe that active currency hedging would provide long term benefits to shareholders. Currency protection measures may be deemed appropriate in specific commercial circumstances and are subject to strict limits laid down by the Rio Tinto board. As set out in Note 35 to the 2005 Financial statements, as at 31 December 2005 there were derivative contracts to sell US$512 million in respect of future trading transactions. A significant part of the above hedge book was acquired with North Limited. North held a substantial hedge book on acquisition which has been retained but is not being renewed as maturities occur.
     The functional currency of most operations within the Rio Tinto Group is the local currency in the country of operation. Foreign currency gains or losses arising on translation of the net assets of these operations are taken to equity and, with effect from 1 January 2004, recorded in a currency translation reserve. The approximate translation effects on the Group’s net assets of ten per cent movements from the year end exchange rates are as follows:

	Closing	2005
		Effect of
	exchange	10% change in
	rate	closing rate
	US cents	+/- US$m

Australian dollar	73	910
Canadian dollar	86	134
South African rand	16	(12)
UK sterling	173	11
Other	n/a	9

Interest rates
Rio Tinto’s interest rate management policy is generally to borrow and invest cash at floating rates. Short term US dollar rates are normally lower than long term rates, resulting in lower interest costs to the Group. Furthermore, cyclical movements of interest rates tend to compensate in the long term, to an extent, for those of commodity prices. In some circumstances, an element of fixed rate funding may be considered appropriate. At the end of 2005, US$0.7 billion of the Group’s debt was at fixed rates after taking into account interest rate swaps. Based on the Group’s net debt at 31 December 2005, and with other variables unchanged, the approximate effect on the Group’s net earnings of a one percentage point increase in US dollar LIBOR interest rates would be a reduction of US$4 million.

Commodity prices
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits laid down by the Rio Tinto board and to rigid internal controls. Rio Tinto’s exposure to commodity prices is diversified by virtue of its broad commodity spread and the Group does not generally believe commodity price hedging would provide long term benefit to shareholders. The forward contracts to sell 509 million pounds of copper at a fixed rand price per pound were entered into as a condition of the refinancing of Palabora in 2005.
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
     Approximately 43 per cent of Rio Tinto’s 2005 net earnings from operating businesses came from products whose prices were terminal market related and the remainder came from products priced by direct negotiation.
     Commodity prices increased rapidly in 2004 and 2005. Rio Tinto expects that economic growth will continue the positive trend of 2005 for the time being, even if rates of growth slow somewhat. This, in turn, should result in a continuation of strong markets for our products and prices above the long term trend. However, the current strong markets cannot be expected to continue indefinitely. At some point, the supply position will become more balanced, which will lead to a downturn in the cycle. We cannot predict when this will occur. Such a downturn would reduce revenues, cash flows and earnings.
     Ore reserves presented on pages 19 to 29 do not exceed the quantities that, it is estimated, could be extracted economically if future prices were to be in line with the average of historical prices for the three years to 30 June 2005, or contracted prices where applicable. For this purpose, contracted prices are applied only to future sales volumes for which the price is predetermined by an existing contract; and the average of historical prices is applied to expected sales volumes in excess of such amounts. Moreover, reported ore reserve estimates have not been increased above the levels expected to be economic based on Rio Tinto's own long term price assumptions. Therefore, a reduction in commodity prices from the three year average historical price levels would not necessarily give rise to a reduction in reported ore reserves.
     The table below shows published ‘benchmark’ prices for Rio Tinto’s commodities for the last three years where these are publicly available, and where there is a reasonable degree of correlation between the benchmark and Rio

Rio Tinto 2005 Form 20-F	49

Back to Contents

Tinto’s realised prices. The prices set out in the table are the averages for each of the calendar years, 2003, 2004 and 2005. The Group’s revenue will not necessarily move in line with these benchmarks for a number of reasons which are discussed below.

			2003		2004		2005
Commodity	Source	Unit	US$		US$		US$

Aluminium	LME	pound	0.65		0.78		0.86
Copper	LME	pound	0.80		1.30		1.66
Gold	LBMA	ounce	364	.	409	.	444	.
Iron ore	Australian benchmark (fines)	dmtu*	0.30		0.35		0.55
Lead	LME	pound	0.23		0.40		0.44
Molybdenum	Metals Week: quote for dealer oxide price	pound	5.2		15.9		31.1
Silver	LBMA	ounce	4.9		6.6		7.3
Zinc	LME	pound	0.38		0.48		0.63

* = dry metric tonne unit

The discussion of revenues below relates to the Group’s gross turnover from sales of commodities, including its share of the turnover of equity accounted units, see Note 34 to the 2005 Financial statements.
     The revenues from aluminium and related products such as alumina and bauxite increased by 18 per cent in 2005. Average prices quoted on the LME increased by 10 per cent in 2005. In addition to these price increases, revenues reflected increased sales volumes, including the ramp up of output from the Comalco Alumina Refinery, which commenced shipments in November 2004.
     A significant proportion of Rio Tinto’s coal production is sold under long term contracts. In Australia, the prices applying to sales under the long term contracts are generally renegotiated annually; but prices are fixed at different times of the year and on a variety of bases. For these reasons, average realised prices will not necessarily reflect the movements in any of the publicly quoted benchmarks. Moreover, there are significant product specification differences between mines.
     Revenues of the Group’s Australian coal operations increased by 45 per cent in 2005, benefiting from a significant increase in prices realised on sales both of thermal and coking coal. Published market indications for Australian thermal coal show a reduction of 10 per cent in 2005 compared with 2004. The coking coal benchmark price increased by 99 per cent in 2005.
     In the US, Rio Tinto Energy America’s revenues increased by six per cent in 2005, with benefits from higher prices limited by the influence of long term contracts. Published market indications of spot prices for Wyoming thermal coal show an increase of 61 per cent in 2005.
     The Group’s copper revenues in 2005 were 33 per cent higher than in 2004 while the average LME copper price increased by 28 per cent. Revenues benefited both from the increase in prices and from increased volumes, including the effect of a return to full operations at Grasberg. A pit wall slippage in 2003 had reduced output from Grasberg in 2004.
     Diamond revenue increased 45 per cent in 2005 against 2004. There was a six per cent increase in the Diamond Trading Company (DTC) indicated price for rough diamonds in the year, but the majority of the increase in revenues was attributable to higher volumes at Argyle and the commencement of the Murowa operation. While movements in the DTC price are a general indicator of the overall rough diamond market, they do not necessarily correlate closely with prices actually realised by Rio Tinto, which reflect the particular type of diamonds in its diverse product mix.
     Gold revenues in 2005 were 19 per cent higher than in 2004 while the average LBMA gold price increased by nine per cent year on year. Revenues benefited from the price increase and also from the very substantial recovery in sales volumes at Grasberg which more than offset the effects of the disposal of Morro do Ouro in 2004 and the closure of Kelian early in 2005.
     The Group’s revenue from industrial minerals increased by 17 per cent in 2005 against 2004. This was mainly attributable to strong price performance across all products at Rio Tinto Iron and Titanium and increased volumes, particularly at Richards Bay Minerals. Sales are made under contract at negotiated prices.
     The Australian iron ore fines benchmark (average for the calendar year) increased by 57 per cent in 2005 compared with 2004. This contributed to an increase in the Group’s iron ore revenue of 88 per cent, with the additional benefits of volume increases from the West Angelas and Yandicoogina expansions and the recovery of output at Iron Ore Company of Canada, after a ten week strike in 2004.
     Lead, zinc and silver accounted for less than two per cent of revenue in each of the two years to 2005.
     Average molybdenum prices quoted in Metals Week in 2005 almost doubled from the 2004 level. Sales revenue was over five times higher. In addition to the higher prices, this reflected a major step up in volumes achieved through changes in the mine plan at Kennecott Utah Copper to maximise molybdenum production in response to the strong market.
     Uranium revenue increased by 23 per cent in 2005 as a result of higher prices. Information included in the RWE NUKEM Inc. Price Bulletin indicated price increases of 54 per cent in 2005. However, these large increases are not fully reflected in the revenues for the period. Uranium oxide is typically sold on long term contracts with pricing determined for several years beyond the commencement of the contracts. Prices realised by the Group in any particular year will generally not, therefore, reflect changes reported in the Price Bulletin.

Rio Tinto 2005 Form 20-F	50

Back to Contents

     The approximate effect on the Group’s net earnings of a ten per cent change from the full year average market price in 2005 for the following metals would be:

	Unit	Average market price for 2005 US$		Effect of 10% change in full year average +/- US$m

Copper	pound	1.66		215
Aluminium	pound	0.86		114
Gold	ounce	444	.	54
Molybdenum	pound	31.0		40

The above sensitivities are based on 2005 volumes and give the estimated impact on net earnings of changes in prices assuming that all other variables remain constant. These should be used with care. As noted previously, the relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.

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
     Rio Tinto does not acquire or issue derivative financial instruments for trading or speculative purposes; nor does it believe that it has exposure to such trading or speculative holdings through its investments in joint ventures and associates. Derivatives are used to separate funding and cash management decisions from currency exposure and interest rate management. The Group uses interest rate swaps in conjunction with longer term funds raised in the capital markets to achieve a floating rate obligation which is consistent with the Group’s interest rate policy. Currency swaps are used to convert debt or investments into currencies, primarily the US dollar, which are consistent with the Group’s policy on currency exposure management. No material exposure is considered to exist by virtue of the possible non performance of the counterparties to financial instruments held by the Group.
     The derivative contracts in which the Group is involved are valued by reference to quoted market prices, quotations from independent financial institutions or by discounting expected cash flows.

Dividends
Dividends paid on Rio Tinto plc and Rio Tinto Limited shares are equalised on a net cash basis; that is without taking into account any associated tax credits. Dividends are determined in US dollars.
     Rio Tinto’s progressive dividend policy aims to increase the US dollar value of dividends over time, without cutting them in economic downturns. Rio Tinto plc shareholders receive dividends in pounds sterling and Rio Tinto Limited shareholders receive dividends in Australian dollars, which are determined by reference to the exchange rates applicable to the US dollar two days prior to the announcement of dividends. Changes in exchange rates could result in a reduced sterling or Australian dollar dividend in a year in which the US dollar value is maintained or increased. The interim dividend for each year in US dollar terms will be equivalent to 50 per cent of the total US dollar dividends declared in respect of the previous year.
     As part of the Group’s capital management programme, a special dividend of US$1.5 billion (US$1.10 per share) was declared in respect of 2005 which was paid concurrently with the 2005 final ordinary dividend. The special dividend does not form part of the Group’s progressive dividend policy.

Capital management programme
On 3 February 2005, a capital management programme to return up to US$1.5 billion to shareholders by the end of 2006 was announced and in February 2006 the Group announced an extended capital management programme totalling US$4.0 billion, comprising the US$1.5 billion special dividend referred to above, and a share buy back programme totalling US$2.5 billion to be completed by the end of 2007, subject to market conditions. This amount replaces the approximately US$0.5 billion remaining under the 2005 programme.
     A total of US$877 million was returned to shareholders during 2005 by way of an off market buy back of Rio Tinto Limited shares for US$774 million and on market purchases of Rio Tinto plc shares for US$103 million. By 31 May 2006 a further US$2,332 million had been returned to shareholders by way of on market purchases of Rio Tinto plc shares for US$832 million and the payment of the special dividend of $1.5 billion.

Critical accounting policies and estimates
Dual listed company reporting
As explained in detail in the Outline of dual listed companies’ structure and basis of financial statements on page A-10 of the 2005 Financial statements, the consolidated financial statements of the Rio Tinto Group on pages A-2 to A-110 deal with the results and assets and liabilities of both of the dual listed companies, Rio Tinto plc and Rio Tinto Limited, and their subsidiaries. They are prepared in accordance with International Financial Reporting Standards as adopted by

Rio Tinto 2005 Form 20-F	51

Back to Contents

the European Union (“EU IFRS”). In accordance with the exemptions contained in IFRS 1 “First-time adoption of International Financial Reporting Standards”, the accounting treatment of business combinations prior to 1 January 2004 has not been restated to comply with IFRS 3 “Business Combinations”. As a result the DLC structure between Rio Tinto plc and Rio Tinto Limited has been accounted for as a merger, rather than as an acquisition, in line with the treatment adopted previously under UK GAAP. For this purpose, Rio Tinto plc and Rio Tinto Limited are viewed as a single parent company with their respective shareholders being the shareholders in that single company.
     The 2005 Annual report and financial statements satisfy the obligations of Rio Tinto Limited to prepare consolidated accounts under Australian company law, as amended by an order issued by the Australian Securities and Investments Commission on 27 January 2006. The 2005 Financial statements include a statement setting out the effect of the adjustments to consolidated EU IFRS profit, consolidated total recognised income and consolidated shareholders’ funds for the Group that would be required under the version of IFRS that is applicable in Australia (“Australian IFRS”).
     The US dollar is the presentation currency used in these financial statements, as it most reliably reflects the Group’s global business performance.

Ore reserve estimates
Rio Tinto estimates its ore reserves and mineral deposits based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the JORC code). The amounts presented under EU and Australian IFRS are based on the reserves, and in some cases mineral deposits, determined under the JORC code.
     For the purposes of the Group’s financial information under US GAAP, ore reserves are computed in accordance with the SEC’s Industry Guide 7 and are shown on pages 19 to 29. Estimates of ore reserves and mineral deposits in accordance with JORC are not shown in this combined annual report on Form 20-F.
     Ore reserves presented in accordance with SEC Industry Guide 7 do not exceed the quantities that, it is estimated, could be extracted economically if future prices were to be in line with the average of historical prices for the three years to 30 June 2005, or contracted prices where applicable. For this purpose, contracted prices are applied only to future sales volumes for which the price is predetermined by an existing contract; and the average of historical prices is applied to expected sales volumes in excess of such amounts. Moreover, reported ore reserve estimates have not been increased above the levels expected to be economic based on Rio Tinto's own long term price assumptions. Therefore, a reduction in commodity prices from the three year average historical price levels would not necessarily give rise to a reduction in reported ore reserves.
     There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.
     Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping calculations and provisions for close down, restoration and environmental clean up costs.

Asset carrying values
Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment provisions in a particular year. In 2005, there were no significant impairment charges or reversals. However in 2004, the Group incurred a US$558 million impairment charge, (US$321 million net of tax and outside shareholders interests).
     When such events or changes in circumstances impact on a particular asset or cash generating unit, its carrying value is assessed by reference to its recoverable amount being the higher of fair value less costs to sell and value in use (being the net present value of expected future cash flows of the relevant cash generating unit). The best evidence of an asset’s fair value is its value obtained from an active market or binding sale agreement. Where neither exists, fair value less costs to sell is based on the best information available to reflect the amount the Group could receive for the cash generating unit in an arm’s length transaction. In some cases this is estimated using a discounted cash flow analysis. The cash flows used in these analyses are particularly sensitive to changes in two parameters: exchange rates and commodity selling prices. The great majority of the Group’s sales are based on prices denominated in US dollars. To the extent that the currencies of countries in which the Group produces commodities strengthen against the US dollar without commodity price offset, cash flows and, therefore, net present values are reduced. Management considers that over the long term, there is a tendency for movements in commodity prices to compensate to some extent for movements in the value of the US dollar (and vice versa). But such compensating changes are not synchronised and do not fully offset each other.
     Recent favourable changes in commodity prices have exceeded adverse shifts in exchange rates. In the three years to 31 December 2005, the Australian dollar strengthened by 23 per cent against the US dollar, the Canadian dollar strengthened by 26 per cent and the South African rand by 27 per cent. Taking these three years together, commodity prices rose substantially: for example, copper prices increased by 134 per cent, aluminium by 40 per cent and gold by 44 per cent.
     Reviews of carrying values normally relate to cash generating units which, in accordance with IAS 36 “Impairment of Assets”, are identified by dividing an entity into as many largely independent cash generating streams as is reasonably practicable. In some cases the business units within the product groups consist of several operations with independent cash generating streams, which therefore constitute separate cash generating units.

Rio Tinto 2005 Form 20-F	52

Back to Contents

     The cash flow forecasts are based on best estimates of expected future revenues and costs. These may include net cash flows expected to be realised from extraction, processing and sale of mineralised material that does not currently qualify for inclusion in proven or probable ore reserves. Such non reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralisation that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.
     The expected future cash flows of cash generating units reflect long term mine plans which are based on detailed research, analysis and iterative modelling to optimise the level of return from investment, output and sequence of extraction. The plan takes account of all relevant characteristics of the orebody, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and production costs.
     Rio Tinto’s cash flow forecasts are based on assessments of expected long term commodity prices, which for most commodities are derived from an analysis of the marginal costs of the producers of these commodities. These assessments often differ from current price levels and are updated periodically.
     In some cases, prices applying to some part of the future sales volumes of a cash generating unit are predetermined by existing sales contracts. The effects of such contracts are taken into account in forecasting future cash flows.
     Cost levels incorporated in the cash flow forecasts are based on the current long term mine plan for the cash generating unit. For impairment reviews, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36. IAS 36 includes a number of restrictions on the future cash flows that can be recognised in respect of future restructurings and improvement related capital expenditure.
     Under US GAAP, assumptions used in cash flow forecasts are principally the same as those used under EU IFRS, except that the estimated cash flows related to the liability for asset retirement obligations are excluded under US GAAP (and the related liabilities are excluded from the determination of the carrying value of the asset group). Impairment is only recognised when the anticipated undiscounted cash flows are insufficient to recover the carrying value of the asset group. Once impairment is determined, an asset is written down to its fair value, which is normally calculated using discounted cash flows, similar to those under EU IFRS and the result is generally similar to that under EU IFRS.
     The useful lives of the major assets of a cash generating unit are usually dependent on the life of the orebody to which they relate. Thus the lives of mining properties, smelters, concentrators and other long lived processing equipment generally relate to the expected life of the ore body. The life of the ore body, in turn, is estimated on the basis of the long term mine plan.
     Forecast cash flows are discounted to present values using Rio Tinto’s weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecast cash flows. For final feasibility studies and ore reserve estimation, internal hurdle rates are used which are generally higher than the weighted average cost of capital.
     The above rates are applied to net of tax cash flows expressed in real terms and discounted at a post-tax discount rate. If an asset is impaired a pre-tax discount rate is calculated from the post-tax rate taking into account the specific tax circumstances of the cash generating unit. This pre-tax rate is then used to discount the pre-tax cash flows. The resulting value is compared to the assets of the cash generating unit to determine the impairment charge required.
     Final feasibility studies, ore reserve estimation and value in use estimates are based on the exchange rates current at the time of the evaluation. In estimates of fair value, a forecast of the long term exchange rate is made having regard to spot exchange rates, historical data and external forecasts.
     Forecast cash flows for ore reserve estimation for JORC purposes and for impairment testing are based on Rio Tinto’s long term price forecasts. For final feasibility studies these prices, and projected costs, are assumed to decline systematically in real terms.
     For the majority of Rio Tinto’s businesses, by both number and by value, the recoverable amounts are substantially in excess of the carrying value in the balance sheet. For a minority of the businesses the carrying value is close to their recoverable amount, and these are reviewed for impairment where appropriate. The effects of exchange rate and commodity price changes on the values of these units relative to their book values are monitored closely.
     All goodwill and intangible assets that are not yet ready for use or have an indefinite life are tested annually for impairment regardless of whether there has been any change in events or circumstances.

Close down, restoration and clean up obligations
Provision is made for environmental remediation costs when the related environmental disturbance occurs, based on the net present value of estimated future costs.
     Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine. The costs are estimated on the basis of a closure plan. The cost estimates are calculated annually during the life of the operation to reflect known developments, eg updated cost estimates and revisions to the estimated lives of operations, and are subject to formal review at regular intervals. Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their respective costs

Rio Tinto 2005 Form 20-F	53

Back to Contents

based on feasibility and engineering studies using current restoration standards and techniques. Changes to closure provisions, other than those arising from the unwind of the discount applied in establishing the net present value of the provision, are capitalised within property, plant and equipment and depreciated over the lives of the assets to which they relate.
     Clean up costs are costs resulting from environmental damage that was not a necessary consequence of mining, including remediation, compensation and penalties. These costs are charged to the income statement. Provisions are recognised at or near the time the damage, remediation process and estimated remediation costs become known. Remediation procedures generally commence soon after this point in time but may continue for many years depending on the nature of the disturbance and the remediation techniques.
     As noted above, the ultimate cost of environmental disturbance is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates. As a result there could be significant adjustments to the provision for close down and restoration and environmental clean up, which would affect future financial results.

Post retirement benefits
For EU IFRS reporting of defined benefit post-employment plans, the Group has adopted the option under IAS 19 to recognise the difference between the fair value of the plan assets (if any) and the present value of the plan liabilities as an asset or liability on the balance sheet and to record actuarial gains and losses directly in the Statement of Recognised Income and Expense.
     Under US GAAP post retirement benefits are accounted for in accordance with Financial Accounting Standard Nos. 87 and 106 under which gains or losses outside a ten per cent fluctuation corridor are spread.
     The most significant assumptions used in accounting for post retirement plans are the long term rate of return on plan assets, the discount rate and the mortality assumptions.
     The long term rate of return on plan assets is used to calculate interest income on pension assets, which is credited to the Group’s income statement. The discount rate is used to determine the net present value of future liabilities and each year the unwinding of the discount on those liabilities is charged to the Group’s income statement. The mortality assumption is used to project the future stream of benefit payments, which is then discounted to arrive at a net present value of liabilities.
     Valuations are carried out using the projected unit method.
     The expected rate of return on pension plan assets is determined as management’s best estimate of the long term return on the major asset classes, ie equity, debt, real estate and other, weighted by the actual allocation of assets among the categories at the measurement date. The expected rate of return is calculated using geometric averaging.
     The sources used to determine management’s best estimate of long term returns are numerous and include country specific bond yields, which may be derived from the market using local bond indices or by analysis of the local bond market, and country specific inflation and investment market expectations derived from market data and analysts’ or governments’ expectations as applicable.
     In particular, the Group estimates long term expected real returns on equity, ie returns in excess of inflation, based on the economic outlook, analysts’ views and those of other market commentators. This is the most subjective of the assumptions used and it is reviewed regularly to ensure that it remains consistent with best practice.
     For EU IFRS, the discount rate used in determining the service cost and interest cost charged to income is the market yield at the start of the year on high quality corporate bonds. For countries where there is no deep market in such bonds the yield on Government bonds is used. For determining the present value of obligations shown on the balance sheet, market yields at the balance sheet date are used.
     The discount rate under US GAAP is the implied yield available on AA rated corporate debt at the measurement date.
     The rates used for both 2004 and 2005 are set out in Note 49 to the 2005 Financial Statements for EU IFRS accounting and in Note 52 for US GAAP.
     For EU IFRS, the average expected long term rate of return on assets used to determine 2005 pension cost was 6.8 per cent . This will decrease to 6.3 per cent in 2006. For US GAAP, the average expected long term rate of return on assets used to determine 2005 pension cost was 6.7 per cent and this will decrease to 6.2 per cent in 2006. In both cases, this is primarily because of a decrease in expected long term nominal equity returns.
     In calculating the 2005 EU IFRS expense the average future increase in compensation levels was assumed to be 4.7 per cent and the same rate will be used for 2006. For US GAAP for 2005, the average future increase in compensation levels was assumed to be 4.6 per cent and this will remain at 4.6 per cent for 2006.
     For EU IFRS, the average discount rate used for the Group’s plans in 2005 was 5.4 per cent and the average discount rate used in 2006 will be 5.0 per cent. The decrease is attributable to lower corporate bond yields. For US GAAP, the average discount rate used for the Group’s plans in 2005 was 5.7 per cent and the average discount rate used in 2006 will be 5.2 per cent, the decrease is again attributable to lower corporate bond yields.
     For 2005 the cost in relation to post retirement benefits net of tax and minorities was US$170 million under US GAAP. Under EU IFRS, the net cost was US$121 million. These costs include both pension and post retirement healthcare benefits. Within these costs, the expected return on assets net of tax and minorities was US$209 million under US GAAP and US$228 million under EU IFRS.
     Based on the known changes in assumptions noted above and other expected circumstances, the impact of post

Rio Tinto 2005 Form 20-F	54

Back to Contents

retirement costs on the Group’s EU IFRS net earnings in 2006 would be expected to increase by some US$5 million to US$126 million. The impact of post-retirement benefits costs on the Group’s US GAAP net earnings in 2006 would be expected to decrease by some US$6 million to US$164 million. In both cases, the actual charge may be impacted by other factors that cannot be predicted, such as the effect of changes in benefits and exchange rates.
     Under US GAAP, there are net unrecognised losses in relation to the Group’s post-retirement benefit plans of US$259 million at 31 December 2005 net of tax and minorities. This will be charged to earnings over the average remaining service life of employees in the plans to the extent that losses exceed the 10% corridor on a plan by plan basis. The 2006 impact on the Group’s US GAAP net earnings will be a cost of US$19 million compared to a cost of US$26 million in 2005.
     The table below sets out the potential change in the Group’s 2005 EU IFRS and US GAAP net earnings (after tax and outside interests) that would result from hypothetical changes to post retirement assumptions and estimates. The sensitivities are viewed for each assumption in isolation although a change in one assumption is likely to result in some offset elsewhere.

	EU IFRS	US GAAP
	US$m	US$m

Sensitivity of Group’s 2005 net earnings to changes in:
Expected return on assets
– increase of 1 percentage point	25	23
– decrease of 1 percentage point	(25)	(23)
Discount rate
– increase of 0.5 percentage points	(1)	10
– decrease of 0.5 percentage points	1	(13)
Salary increases
– increase of 0.5 percentage points	(5)	(7)
– decrease of 0.5 percentage points	5	7
Demographic - allowance for additional future mortality improvements
– overall increase of 5% in liability	(13)	(24)
– overall decrease of 5% in liability	13	23

Note
US GAAP sensitivities include the effect of the amortisation of unrecognised gains and losses, where applicable. Under EU IFRS the effect of changes in actuarial assumptions is taken to equity.

The figures in the above table only show the impact on net earnings. Changing the assumptions would also have an impact on the balance sheet.
     The impact on cash flow in 2005 of the Group’s pension plans, being the employer contributions to defined benefit and defined contribution pension plans, was US$173 million. In addition there were contributions of US$26 million in respect of unfunded healthcare schemes.
     In relation to pensions, it is currently expected that there will be no significant regular employer or employee contributions to the UK plan in 2006. The next formal valuation of the Rio Tinto Pension Fund is due with an effective date of 31 March 2006. The results of the valuation will be available later in the year, after which contributions into the fund may be required. Contributions are made to the main Australian plan according to the recommendation of the plan actuary and are primarily to a mixed defined benefit/defined contribution type arrangement. In North America, contributions are agreed annually in nominal terms. Whilst contributions for 2006 are yet to be determined, contributions in the UK, Australia and Africa are expected to be broadly in line with 2005 contributions. Contributions for 2006 are expected to be around US$20 million higher than in 2005 for Canadian plans and around US$40 million lower than in 2005 for US plans.
     Further information under EU IFRS and US GAAP for pensions is given on pages A-82 to A-85 and A-101 to A-104, of the 2005 Financial statements, respectively.

Overburden removal costs
In open pit mining operations, it is necessary to remove overburden and other barren waste materials to access ore from which minerals can economically be extracted. The process of mining overburden and waste materials is referred to as stripping. During the development of a mine, before production commences, it is generally accepted that stripping costs are capitalised as part of the investment in construction of the mine.
     Stripping of waste materials continues during the production stage of the mine. Some mining companies expense these production stage stripping costs as incurred, while others defer such stripping costs. Those mining companies that expense stripping costs as incurred will report greater volatility in the results of their operations from period to period.
     Rio Tinto defers production stage stripping costs for those operations where this is the most appropriate basis for matching costs with the related economic benefits and the effect is material.
     The amount of stripping costs deferred is based on the ratio obtained by dividing the tonnage of waste mined either by the quantity of ore mined or by the quantity of minerals contained in the ore. In some operations, the quantity of ore is used, being a more practical basis for matching costs with the related economic benefits where there are important by products or where the grade of the ore is relatively stable from year to year.
     Information about the stripping ratios of the business units, including jointly controlled entities and associates, that account for the majority of the deferred stripping balance at 31 December 2005, along with the year in which

Rio Tinto 2005 Form 20-F	55

Back to Contents

deferred stripping is expected to be fully amortised, is set out in the following table:

		Actual stripping		Life of mine
		ratio for year		stripping ratio
	2004	2005	2004	2005

Kennecott Utah Copper (2018) (a) (b)	1.83	2.02	1.24	1.51
Argyle Diamonds (2009) (a)	6.70	6.60	4.91	4.40
Grasberg Joint Venture (2015) (a)	3.39	3.12	2.43	2.43
Diavik (2008) (c)	1.474	1.209	0.938	0.912
Escondida (2042) (d)	0.1145	0.0915	0.1129	0.1188

Notes
(a)	Strip ratios shown are waste to ore.
(b)	Kennecott’s life of mine strip ratio increased on approval of the open pit push back.
(c)	Diavik’s strip ratio is disclosed as bench cubic metre per carat.
(d)	Escondida’s strip ratio is based on waste tonnes to pounds of copper mined.

Borax capitalised stripping costs as part of a distinct period of new development during the production stage of the mine. Capitalisation stopped in 2004. The capitalised costs will be fully amortised in 2034.
     The life of mine waste-to-ore ratio is a function of an individual mine’s pit design and therefore changes to that design will generally result in changes to the ratio. Changes in other technical or economic parameters that impact on reserves will also have an impact on the life of mine ratio even if they do not affect the mine’s pit design. Changes to the life of mine ratio are accounted for prospectively.
     In operations that experience material fluctuations in the ratio on a year to year basis over the life of the mine, deferral of stripping costs reduces the volatility of the cost of stripping expensed in individual reporting periods, in relation to production of ore or contained minerals, as applicable. Stripping costs incurred in the period are deferred to the extent that the current period ratio exceeds the life of mine ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the ratio falls short of the life of mine ratio. The life of mine ratio is based on the proven and probable reserves of the operation.
     In some operations, there are distinct periods of new development during the production stage of the mine. These may, for example, relate to a discrete section of the orebody. The new development will be characterised by a major departure from the life of mine stripping ratio. Stripping costs attributable to such new development are deferred and subsequently amortised on a unit of production basis.
     Deferred stripping costs form part of the total investment in the relevant cash generating unit, which is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.
     During 2005, production stage stripping costs incurred by subsidiaries and equity accounted operations exceeded the amounts charged against pre tax profit by US$93 million. The net book value carried forward in property, plant and equipment and in investments in jointly controlled entities and associates at 31 December 2005 was US$845 million.
     Amortisation of deferred stripping costs is included in depreciation of property, plant and equipment or in the Group’s share of the results of its equity accounted operations, as appropriate.

US deferred tax recoverable
A potential tax asset of US$567 million for United States Alternative Minimum Tax credits and US temporary differences for which recovery is dependent on the level of taxable profits in the US tax group, has not been recognised in the accounts. (An amount of US$10 million has been recognised.) The determination that these potential assets should not be recognised at 31 December 2005 was based on projections of future taxable profits for the operations that form part of Rio Tinto’s US tax group. It is possible that recoveries may occur depending on future commodity prices, costs, financing arrangements and business developments over the next 20 years or more. However, such recoveries are not considered probable.

Deferred tax on mining rights
On transition to EU IFRS with effect from 1 January 2004, deferred tax was provided in respect of fair value adjustments on acquisitions in previous years. No other adjustments were made to the assets and liabilities recognised in such prior year acquisitions and, accordingly, shareholders’ funds were reduced by US$720 million on transition to EU IFRS primarily as a result of deferred tax on fair value adjustments to mining rights. In general, these mining rights are not eligible for income tax allowances. In such cases, the provision for deferred tax was based on the difference between their carrying value and their nil income tax base. The existence of a tax base for capital gains tax purposes was not taken into account in determining the deferred tax provision relating to such mineral rights because it is expected that the carrying amount will be recovered primarily through use and not from the disposal of the mineral rights. Also, the Group is only entitled to a deduction for capital gains tax purposes if the mineral rights are sold or formally relinquished.

Exploration
In accordance with IFRS 6 “Exploration for and Evaluation of Mineral Resources”, the Group has continued the policy on the recognition and measurement of exploration and evaluation expenditure that was previously applied under UK

Rio Tinto 2005 Form 20-F	56

Back to Contents

GAAP. The Group expenses exploration expenditure until acquisition of a beneficial interest or option in mineral rights from which point it is capitalised. Capitalised exploration expenditure is reviewed for impairment at each balance sheet date and full provision is made for impairment unless there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Group.
     The carrying values of exploration assets are reviewed twice per annum by management and the results of these reviews are reported to the Audit committee. There may be only mineralised material that has been subject to preliminary geological analysis to form a basis for the impairment review. The review is based on a status report regarding the Group’s intentions for development of the undeveloped property. In some cases, the undeveloped properties are regarded as successors to orebodies currently in production and will therefore benefit from existing infrastructure and equipment. It is intended that these will be developed and go into production when the current source of ore is exhausted. Any impairment provisions raised in previous years are reassessed if there is a change in circumstances which indicates that they may no longer be required, for example if it is decided to proceed with development.

Contingencies
Disclosure is made of material contingent liabilities unless the possibility of any loss arising is considered remote. Contingencies are disclosed in Note 36 to the 2005 Financial statements. These include tax assessments in Australia of approximately A$500 million which, based on Counsels’ opinion, the Group expects to be successful in challenging.

Underlying earnings
The Group presents “Underlying earnings” as an additional measure of earnings to provide greater understanding of the underlying business performance of its operations. The adjustments made to net earnings to arrive at underlying earnings are explained above in the section on underlying earnings.

Trend information
The demand for the Group’s products is closely aligned with changes in global GDP. Changes in the GDP of developing countries will have a greater impact on materials such as iron ore and coal that can be used to improve infrastructure whereas changes in the GDP of developed countries will have a greater impact on industrial minerals that have many applications in consumer products. Copper is used in a wide range of applications from infrastructure to consumer electronics and demand for it has tended to grow in line with or slightly faster than global GDP. Trends in production of the Group’s minerals and metals, consolidated turnover, earnings and total assets are set out in the Operational review on pages 57 to 80.

Forward looking statements
Forward looking statements are contained in this financial review and attention is drawn to the Cautionary statement on page 8.

OPERATING REVIEW

The operating review comprises a separate review of each of the principal product and global support groups, other operations and a Group society and environment report.

IRON ORE GROUP
Iron Ore	Iron Ore
(Rio Tinto share) millions tonnes	Underlying Earnings contribution*
MINED	US$m

*	The amounts presented exclude net interest and other centrally reported items. A reconciliation with net earnings for 2004 and 2005 is set out in Note 2 to the 2005 Financial statements. Product group earnings for 2004 and 2005 are based on underlying earnings as determined under EU IFRS.

Rio Tinto 2005 Form 20-F	57

Back to Contents

Rio Tinto’s Iron Ore group (RTIO) comprises operations and projects across four continents. In Western Australia, RTIO wholly owns Hamersley Iron. Hamersley wholly owns five mines and also operates the 60 per cent owned Channar mine and the 54 per cent owned Eastern Range mine on behalf of joint venture partners. The Channar mine is a joint venture with an Australian subsidiary of Sinosteel Corporation and the Eastern Range mine is owned in joint venture with the Shanghai Baosteel Group Corporation.
     RTIO also includes Rio Tinto’s 53 per cent interest in Robe River Iron Associates’ two mines in Western Australia and Rio Tinto’s 58.7 per cent interest in Iron Ore Company of Canada. The Iron Ore group operates both enterprises, which were acquired in 2000. In 2005, RTIO assumed management of Rio Tinto Brasil which has a 100 per cent interest in Mineração Corumbaense Reunida, known as Corumbá.
     In addition, RTIO includes the HIsmelt® direct smelting technology developed in Western Australia and interests in resources held globally, including the Orissa, India, and Simandou, Guinea, projects.
     Following the agreement reached in 2003 with the joint venture partners in Robe River, Pilbara Iron was formed to allow closer cooperation between Hamersley and Robe, and enable RTIO’s iron ore assets in the Pilbara to be run as an optimised and integrated operation. Coordination arrangements continued to be implemented during 2005, including the interconnection of Hamersley and Robe’s power systems.
     RTIO Expansion Projects was created in 2003 to manage the growing portfolio of projects and studies in the Pilbara. The Expansion Projects team operates closely with Pilbara Iron, but is managed independently in order to minimise the impact on operations through project study and implementation phases.
     At 31 December 2005, the group accounted for 28 per cent of Rio Tinto’s operating assets. In 2005, the group contributed approximately 27 per cent of the Group’s gross turnover and 35 per cent of underlying earnings.
     For the contract year commencing April 2005 RTIO reached agreement with customers on price increases of 71.5 per cent for lump, fine and Yandi ore. For the contract year commencing April 2006 RTIO reached agreement with customers on price increases for its products of 19 per cent.
     RTIO recruited strongly during 2005 to meet the workforce requirements of the expanding operations, with more than 1,000 new employees joining Pilbara Iron and Expansion Projects. RTIO employs approximately 4,300 people in Western Australia and about 6,500 worldwide. Sam Walsh is chief executive, based in Perth, Western Australia.

Financial performance
2005 compared with 2004
RTIO’s contribution to 2005 underlying earnings was US$1,722 million, US$1,157 million higher than in 2004.
     Demand for iron ore continued to be extremely strong across the product range throughout 2005, driven by continued strong growth in global steel production and improvements in steel demand. Chinese iron ore imports rose 30 per cent year on year, and Hamersley, Robe, IOC and Corumbá all achieved record production in 2005.
     The first phases of major expansions to the Pilbara infrastructure (Dampier port to 116 million tonnes per annum, Yandi mine to 36 million tonnes per annum and West Angelas mine to 25 million tonnes per annum) were completed in 2005, and substantial progress made on the brownfields mine expansion projects announced in April 2005.
     In October 2005 RTIO announced the next phase of expansion, which is expected to increase Dampier port capacity to 140 million tonnes per annum and Yandi mine capacity to 52 million tonnes per annum. This US$1.35 billion commitment takes to almost US$3 billion the total committed over the last two years to increase the capacity of the Hamersley and Robe port, rail, power and mine assets.
     In July 2005, RTIO reached agreement to form a 50:50 joint venture with Hancock Prospecting for the development of the Hope Downs project. The purchase was subject to various regulatory approvals, which were granted during April 2006, and the acquisition process is proceeding. Hope Downs contains significant iron deposits of similar quality to West Angelas. Development of the deposits will further strengthen RTIO’s position as the prime supplier of iron ore in Australia. Under the joint venture, RTIO will manage the development and ongoing operation of the assets, and the project will use Pilbara Iron managed port, rail and power infrastructure.
     The commercial HIsmelt® plant built at Kwinana in Western Australia entered its commissioning phase in April 2005, with the first quantities of hot metal produced in mid-June 2005.

Hamersley Iron (Rio Tinto: 100 per cent)
Hamersley Iron operates seven mines in Western Australia, including two mines in joint venture, 630 kilometres of dedicated railway, and port and infrastructure facilities located at Dampier. These assets are run as a single operation managed and maintained by Pilbara Iron.
     The port expansion to 116 million tonnes has been progressively commissioned since mid-2005, and 5.7 million tonnes of ore had passed across the new wharf by year end. Commissioning of the Yandicoogina expansion to 36 million tonnes per annum was completed ahead of schedule in October.
     During the year, work continued on expanding or augmenting rail, power and other infrastructure to complement the expanded port and mine capabilities. Hamersley and Robe’s power systems were interconnected, and generation capacity at Paraburdoo was expanded and converted to gas.

Rio Tinto 2005 Form 20-F	58

Back to Contents

     In 2005, Hamersley completed option analysis studies to further increase its system capacity to ensure its continued ability to meet the needs of customers and the strong growth in demand for iron ore, particularly in China.
     In April RTIO committed US$290 million to further expand Mount Tom Price, Marandoo and Nammuldi. During 2006 these projects are expected to begin to add 15 million tonnes per annum additional capacity for at least three years.
     In October 2005, Rio Tinto approved a further US$1.35 billion to expand Dampier port and the Yandicoogina mine.
     The port expansion is expected to increase Dampier’s export capacity from 116 million tonnes per annum to 140 million tonnes per annum through the replacement of existing circuits. The Yandicoogina mine expansion is expected to increase its output from 36 million tonnes per annum to 52 million tonnes per annum. Both are expected to be completed at the end of 2007 with progressive ramp up in 2008.
     Work also continued on pre-development studies for new mines.

2005 operating performance
Hamersley Iron’s total production in 2005 was 89.6 million tonnes, 11.5 million tonnes more than in 2004, notwithstanding the volume of expansion work underway across the business. Rio Tinto’s share of this production was 86.1 million tonnes.
     Shipments by Hamersley totalled 90.1 million tonnes, including sales through joint ventures. Hamersley’s shipments to China also reached a new record level at 49.5 million tonnes, securing China’s place as the single largest destination for Hamersley iron ore.
     Production from all mines was stretched to achieve these levels, placing cost and other operating stresses on the Hamersley system, although less so than in 2004.
     Hamersley continued to work sustainable development principles into its daily operations throughout the year. Full accreditation was achieved for all Pilbara Iron sites under ISO 14001.
     Hamersley’s lost time injury frequency rate remained the same as 2004 at 0.60.

Million tonnes

Hamersley’s total sales of iron ore to major markets in 2005
China	49.5
Japan	24.5
Other Asia	14.1
Europe	2.0

Total	90.1

Note
This table includes 100 per cent of all sales through joint ventures.

Robe River Iron Associates (Rio Tinto: 53 per cent)
Robe River Iron Associates (Robe) is an unincorporated joint venture in which Mitsui (33 per cent), Nippon Steel (10.5 per cent) and Sumitomo Metal Industries (3.5 per cent) also have interests. Robe is the world’s fourth largest seaborne trader in iron ore, employing approximately 1,000 people, with many employees transferred to Pilbara Iron.
      Robe operates two open pit mining operations in Western Australia. Mesa J is located in the Robe Valley, north of the town of Pannawonica. The mine produces Robe River fines and lump, which are pisolitic iron ore products. The West Angelas mine, opened in 2002, is located approximately 100 kilometres west of the town of Newman. The mine produces West Angelas fines and lump, which are Marra Mamba iron ore products.
     Further expansion of the West Angelas mine was completed ahead of schedule in October 2005, taking the mine’s production capacity to 25 million tonnes per annum. This US$105 million project increased Robe’s production capacity to a nominal 57 million tonnes per year.
     Robe uses a dedicated rail system, operated by Pilbara Iron, to transport ore from its mines to the company’s deepwater port facilities at Cape Lambert. The US$200 million rail expansion project to duplicate almost 100 kilometres of track and associated interconnection and infrastructure to increase the capacity of the Pilbara Iron main line is progressing well, with the southern section completed in 2005 and the northern section on schedule for completion in mid-2006.
     Robe primarily exports under medium and long term supply contracts with major integrated steel mill customers in Japan, Europe, South Korea and China.

2005 operating performance
Robe’s total production in 2005 was 52.4 million tonnes, comprising 31.0 million tonnes from Mesa J, and 21.4 million tonnes from West Angelas. Sales were 31.1 million tonnes of Mesa J and 21.5 million tonnes of West Angelas products.
     Sales growth was based on increased production from West Angelas and focused primarily on China, where Robe achieved record total sales of 17.5 million tonnes. Overall, Japan remains Robe’s largest market with total shipments in 2005 of more than 26 million tonnes.
     Improved understanding of the orebody at West Angelas resulted in a change in mining strategy, using in-pit stockpiles to reduce grade variation.

Rio Tinto 2005 Form 20-F	59

Back to Contents

     Safety performance improved, with Robe recording a lost time frequency rate of 0.46 compared with 1.03 in 2004, helping to reduce Pilbara Iron’s rate of 0.51 from 0.71 in 2004.

Million tonnes

Robe’s total sales of iron ore to major markets in 2005
Japan	26.1
China	17.5
Europe	7.3
Other Asia	1.7

Total	52.6

Iron Ore Company of Canada (Rio Tinto: 58.7 per cent)
Rio Tinto’s interest in Iron Ore Company of Canada (IOC) is 58.7 per cent. Mitsubishi (26.2 per cent) and the Labrador Iron Ore Royalty Income Fund (15.1 per cent) are also shareholders in IOC, Canada’s largest iron ore pellet producer. IOC operates an open pit mine, concentrator and pellet plant at Labrador City, Newfoundland and Labrador, together with a 420 kilometre railway to port facilities and the partially refurbished pellet plant at Sept-Iles, Quebec. IOC has large quantities of ore reserves with low levels of contaminants.
     Products are transported on IOC’s railway to Sept-Îles. The port is open all year, handles ore carriers of up to 255,000 tonnes, and provides competitive access to all seaborne pellet markets and to the North American Great Lakes region. IOC exports its concentrate and pellet products to major North American, European and Asian steel makers.
     IOC employs approximately 1,750 people.

2005 operating performance
Strong demand for IOC products in 2005 resulted in record pellet sales of 12.9 million tonnes and concentrate sales of 2.1 million tonnes. IOC produced 13.3 million tonnes of pellets, beating the previous record by more than ten per cent, and produced 2.3 million tonnes of concentrate for sale. The new labour agreement signed in late 2004 has delivered significant productivity increases. IOC continues to reduce unit costs and achieve incremental production improvement through its ongoing Renewal business improvement programme, which commenced in 2002. IOC is currently evaluating options to increase both pellet and concentrate production.
     IOC received accreditation under ISO 14001 in 2005.

Million tonnes

IOC’s total sales of iron ore to major markets in 2005
Europe	6.8
North America	4.8
Asia Pacific	3.4

Total	15.0

Mineração Corumbaense Reunida (Corumbá) (Rio Tinto: 100 per cent)
Corumbá produced 1.4 million tonnes of lump iron ore in 2005, and sold 1.3 million tonnes which was barged along the Paraguay River to South American and European customers. During the year, the mine and plant were expanded to two million tonnes per annum capacity, and a new barge convoy was added to the fleet. The feasibility of expanding production at the mine in stages to 15 million tonnes per annum is under study. Logistic options are being considered for expanded export sales, including supplies to a proposed steel making project at Corumbá. Corumbá has over 200 million tonnes of reserves. There are approximately 450 employees.

HIsmelt® (Rio Tinto: 60 per cent)
The HIsmelt® iron making project at Kwinana in Western Australia is a joint venture between Rio Tinto (60 per cent interest through its subsidiary, HIsmelt® Corporation), US steelmaker Nucor Corporation (25 per cent), Mitsubishi Corporation (ten per cent), and Chinese steelmaker Shougang Corporation (five per cent). The project has received approval for Australian federal government support of A$125 million.
     The HIsmelt® process is a direct iron smelting technology developed largely by Rio Tinto that converts iron ore fines into high quality pig iron (96 per cent iron content) without the use of coke ovens and sinter plants. Notably, the technology allows efficient processing of ore fines with higher levels of impurities.
     A pilot plant to demonstrate the technology has been expanded to commercial scale at a cost of US$200 million. During 2005 the plant moved into operating phase and will now ramp up production. It is expected to reach its full production rate of 800,000 tonnes per year over the next three years. The iron produced will be sold as pig iron once sufficient stocks have been built up.
     Hot commissioning began in April 2005, with the first quantities of hot metal produced in mid June 2005. Production of the first 1,000 tonnes triggered the release of A$50 million in federal government assistance for joint user infrastructure at the Kwinana site, in November 2005. Up to 31 March 2006 the plant has produced more than 13,000 tonnes of hot metal. HIsmelt® has approximately 100 employees.
     HIsmelt® has signed two process licence agreements with Chinese steelmakers to allow for the development of ironmaking facilities using HIsmelt® technology, using the facility at Kwinana as a template.

Rio Tinto 2005 Form 20-F	60

Back to Contents

Iron ore group projects
Hope Downs (Rio Tinto: 50 per cent)
Agreement was reached in July 2005 to purchase a 50 per cent interest in the Hope Downs project which will be developed by Rio Tinto under an unincorporated joint venture with Hancock Prospecting Pty.
     Following Western Australian Government approval and ratification of the Hope Downs Joint Venture in April 2006 it was announced that an immediate start would be made on the construction of the US$1.0 billion project. Stage one, at an estimated cost of US$590 million is expected to have an annual capacity of 22 million tonnes, with first production expected in early 2008. On completion of Stage two the annual capacity of the mine is expected to be 30 million tonnes.
     In addition Rio Tinto would commit US$390 million to the capital cost of the rail, rolling stock and power infrastructure required for this development.

Orissa, India (Rio Tinto: 51 per cent)
Orissa is one of the key iron ore regions of the world. RTIO has a 51 per cent interest in Rio Tinto Orissa Mining, a joint venture with the state owned Orissa Mining Company. The joint venture holds rights to iron ore leases in Orissa, which it is seeking to develop. Rio Tinto is keen to participate in the development of the Indian iron ore sector through its joint venture, and has appointed a project director to expedite the development of operations in India.
     With economic growth in India forecast to continue strongly, supporting a growing domestic steel industry, discussions have continued with major domestic steel companies.

Simandou (Rio Tinto: 100 per cent)
The Simandou deposit in Guinea, west Africa, is a greenfields discovery with potential to host significant resources of high grade iron ore. Simandou moved from Rio Tinto Exploration to full project status as part of RTIO in October 2004. A prefeasibility study, scheduled for completion at the end of 2006, will assess mining and transport options necessary to bring Simandou into production as quickly as possible.

ENERGY GROUP
Coal	Energy
(Rio Tinto share)	Underlying
millions tonnes	Earnings contribution*
MINED	US$m

*	The amounts presented exclude net interest and other centrally reported items. A reconciliation with net earnings for 2004 and 2005 is set out in Note 2 to the 2005 Financial statements. Product group earnings for 2004 and 2005 are based on underlying earnings as determined under EU IFRS.

The Rio Tinto Energy Group comprises uranium, thermal coal and coking coal operations. Rio Tinto Energy group’s coal interests are in Australia and the US. They supply internationally traded and domestic US and Australian markets. The portfolio also includes Rössing Uranium in Namibia and Energy Resources of Australia which supply uranium oxide for electricity generation.
     In December 2005 Energy Resources of Australia Ltd (ERA) and Rössing Uranium approved the appointment of Rio Tinto Uranium to undertake marketing and sales services and sales contract administration for them. Rio Tinto Uranium will undertake a centralised marketing role for Rio Tinto’s two uranium producers through a network of representatives in key markets. This will give a single point of contact for customers and greater efficiencies for ERA and Rössing.
     The Energy group is a leading advocate of, and investor in, the sustainable development aspects of the future uses of coal and uranium. In 2005 the Energy group dedicated resources and investment funds to the FutureGen project in the US, the COAL21 project in Australia and the International Energy Agency Clean Coal Centre.

Rio Tinto 2005 Form 20-F	61

Back to Contents

     At 31 December 2005, the Energy group accounted for 14 per cent of Group operating assets and, in 2005, contributed 19 per cent of Rio Tinto’s gross turnover and 15 per cent of underlying earnings.
     Preston Chiaro, chief executive Energy, is based in London.

Financial performance
2005 compared with 2004
The Energy group’s 2005 contribution to underlying earnings was US$733 million, US$302 million higher than in 2004.
     Results benefited from a significant increase in the price received for both thermal and coking coal during 2005. Third party infrastructure issues continued to impede production growth in all of the coal operations. Operations focused on shifting emphasis to high margin products and facilitating the further expansion of the Hail Creek mine into a strong market for coking coal. The inability to reap the required economies of scale and the rise in fuel prices and explosives resulted in a rise in the unit cost of production across the group.
     Spot prices for uranium oxide strengthened considerably during the period increasing from US$20.43 at the beginning of the year to close at US$36.00 in December 2005. The significant rise in the spot price of uranium oxide during the period is not fully reflected in the current earnings. Uranium oxide is typically sold on long term contracts with pricing determined several years out. The impact of the 2005 pricing levels is expected to flow through to earnings in future years.

Rio Tinto Energy America (Rio Tinto: 100 per cent)
Rio Tinto Energy America (RTEA) (formerly Kennecott Energy) wholly owns and operates four open cut coal mines in the Powder River Basin of Montana and Wyoming, US and has a 50 per cent interest in, but does not operate, the Decker mine in Montana. RTEA also manages the group’s interest in Colowyo Coal in Colorado, US. In total it employs approximately 2,000 people.
     One of the largest US producers, RTEA sells its ultra low sulphur coal to electricity generators predominantly in mid western and southern states. Sales are made under multiple year contracts and on a spot basis for one year or less.
     The domestic US market for low sulphur coal continues to grow due to its competitive cost per delivered energy unit and restrictions on sulphur emissions by utilities. For example, the price of sulphur emission allowances (a reward for higher specification coal) increased during the period from US$800 to US$1,700 per tonne of emissions. Continued strong demand for low cost and low sulphur western coal is expected to increase with the announcement of numerous new coal fired generation projects and increased utilisation of existing coal generation capacity in the US.

2005 operating performance
RTEA’s attributable production of 116 million tonnes of coal was two per cent lower than in 2004 primarily as a result of third party rail line disruptions. During 2005 production records were set at the premium coal producing Spring Creek and Antelope mines. Underlying earnings of US$135 million were 25 per cent lower than 2004 earnings of US$180 million. This decrease was due to lower overall production, a higher effective tax rate, and increased operational costs, particularly the cost of diesel fuel and explosives.
     Spot prices increased substantially during the period. The spot price for 8800 BTU (0.80 sulphur) increased from US$6.00 per ton to US$22.50 per ton for delivery in the first quarter of 2006.
     Safety performance improved again in 2005 compared to 2004, with the Spring Creek mine continuing to set new safety records. RTEA’s lost time injury frequency rate declined from 0.69 to 0.42 in 2005.

Rio Tinto Coal Australia (Rio Tinto: 100 per cent)
Rio Tinto Coal Australia (RTCA), formerly Pacific Coal, manages the Group’s Australian coal interests. These include in Queensland the Blair Athol (Rio Tinto: 71 per cent), Kestrel (Rio Tinto: 80 per cent), Tarong (Rio Tinto: 100 per cent) and Hail Creek (Rio Tinto: 82 per cent) coal mines and the Clermont deposit (Rio Tinto: 50 per cent).
     RTCA also provides management services to Coal & Allied Industries (Coal & Allied) for operation of its four mines located within the Hunter Valley in New South Wales. Coal & Allied (Rio Tinto: 75.7 per cent) is publicly listed on the Australian Stock Exchange and had a market capitalisation of A$4.46 billion (US$3.27 billion) at 31 December 2005. Coal & Allied wholly owns Hunter Valley Operations, has an 80 per cent interest in Mount Thorley Operations and a 55.6 per cent interest in the contiguous Warkworth mine, and a 40 per cent interest in the Bengalla mine which abuts its wholly owned Mount Pleasant development project. Coal & Allied also has a 37 per cent interest in Port Waratah Coal Services coal loading terminal.
     About 60 per cent of Blair Athol thermal coal is sold to its two Japanese joint venture partners under contracts extending to 2008 and 2010. The rest is sold by long term and annual agreements to European and southeast Asian customers.
     Production from the Tarong mine is sold exclusively to Tarong Energy Corporation, an adjacent state owned power utility. A ten year contract for up to 7.5 million tonnes annually expires at the end of 2010.
     Kestrel, the only underground mine in the portfolio, sells mainly metallurgical coal to customers in Japan, south east Asia, Europe and Central America generally on annual agreements.
     Following the first commercial shipments in October 2003, the Hail Creek coking coal mine increased its production from 5.1 million tonnes in 2004 to 5.9 million tonnes during 2005.

Rio Tinto 2005 Form 20-F	62

Back to Contents

     Coal & Allied produces thermal and semi soft coal. Most of its thermal coal is sold under contracts to electrical or industrial customers in Japan, Korea and elsewhere in Asia. The balance is sold in Europe and Australia. Coal & Allied’s semi soft coal is exported to steel producing customers in Asia and Europe under a combination of long term contracts and spot business.
     RTCA and Coal & Allied collectively employ approximately 2,200 people.

2005 operating performance
     RTCA and Coal & Allied combined underlying earnings of US$572 million in 2005 were 142 per cent higher than in 2004 due to increased production from Hail Creek and improved prices.
     At all operations other than Tarong and Kestrel sales were constrained by insufficient infrastructure to meet producer demand. Blair Athol and Hail Creek shipments were both affected by infrastructure constraints at the Dalrymple Bay Coal Terminal (DBCT) whereas Coal & Allied mines were similarly affected at Port Waratah. The Port Waratah Coal Services Port Allocation System was introduced in April 2004 to limit ship queues and reduce demurrage. Its successor, the Capacity Balancing System, which will continue at least through 2007, enables producers to swap and trade surplus capacity. In April 2005 the Australian Competition and Consumer Commission granted authorisation for a similar queue management system at DBCT. The queue system allocates the scarce capacity at the port and associated rail system until 2008 when new capacity is expected to become available.
     Production decreased at Blair Athol from 12.2 million tonnes to 10.6 million tonnes primarily as a result of shifting limited port capacity to Hail Creek product. Kestrel’s production increased 13 per cent to 3.7 million tonnes in 2005 including 2.9 million tonnes of coking coal. At Tarong, production decreased by eight per cent to 6.5 million tonnes in line with decreased demand from Tarong Energy Corporation. Hail Creek production was 5.9 million tonnes of which 5.2 million tonnes were shipped.
     At Hunter Valley Operations production decreased from 13.3 million tonnes to 12.4 million tonnes while sales were 12.8 million tonnes. The integrated Mount Thorley Warkworth operations held production at 10.3 million tonnes while sales were 10.9 million tonnes. At Bengalla, production increased from 5.3 million tonnes to 6.0 million tonnes while sales were 5.4 million tonnes.
     Safety performance and awareness continues to be a major focus of all operations managed by RTCA. The overall lost time injury frequency rate declined from 1.29 in 2004 to 0.52 in 2005.

Rössing Uranium (Rio Tinto: 68.6 per cent)
Rössing produces and exports uranium oxide from Namibia to European, US and Asia Pacific electricity producers. In December 2005, approval was granted to extend the life of the operation until at least 2016 and restore annual production capacity to 4,000 tonnes per annum at a total incremental and sustaining capital cost of US$112 million. Rössing employs approximately 800 people.

2005 operating performance
In 2005 production increased by four per cent to 3,700 tonnes of uranium oxide as a result of higher plant availability and improved market conditions. Higher realised prices were somewhat offset by the further strengthening of the Namibian dollar against the US dollar resulting in a US$2 million underlying earnings contribution in 2005.
     In 2005, Rössing regrettably suffered a fatality at the operation. Rössing continues to put a significant effort and management focus on safety. The focus is to eliminate all injuries from the workplace and to have an embedded safety culture and systems that identify and rectify potential safety incidents. The lost time injury frequency rate for 2005 rose to 0.48 from 0.08 in 2004.

Energy Resources of Australia (Rio Tinto: 68.4 per cent)
Energy Resources of Australia Ltd (ERA) is publicly listed and had a market capitalisation of A$1.88 billion (US$1.38 billion) at 31 December 2005. ERA employs approximately 300 people with 13 per cent of the operational workforce represented by Aboriginal people.
     ERA produces uranium oxide at the Ranger open pit mine, 260 kilometres east of Darwin in the Northern Territory. ERA also has title to the nearby Jabiluka mineral lease, which in 2003 was put on long term care and maintenance.
     Ranger has a 5,500 tonnes per year nameplate capacity and started production in 1981. ERA’s operations including Jabiluka are surrounded by, but remain separate from, the World Heritage listed Kakadu National Park and especially stringent environmental requirements and governmental oversight apply.

2005 operating performance
Uranium oxide production of 5,900 tonnes was above the 5,100 tonnes produced the previous year. Sales tonnes were 5,688, a 1.5 per cent increase on 2004 sales and a new record for the company. Stronger prices were partially offset by higher fuel prices and consumables resulting in underlying earnings of US$24 million, an increase of US$5 million from 2004.
     Safety performance improved considerably with a reduction in lost time injury frequency rate from 3.37 in 2004 to 0.91 in 2005.

Rio Tinto 2005 Form 20-F	63

Back to Contents

INDUSTRIAL MINERALS GROUP

Borates	Titanium dioxide	Industrial Minerals
(Rio Tinto share)	(Rio Tinto share)	Underlying
’000 tonnes B2 O3	’000 tonnes	Earnings contribution*
PRODUCTION	PRODUCTION	US$m

*	The amounts presented exclude net interest and other centrally reported items. A reconciliation with net earnings for 2004 and 2005 is set out in Note 2 to the 2005 Financial statements. Product group earnings for 2004 and 2005 are based on underlying earnings as determined under EU IFRS.

Rio Tinto’s Industrial Minerals group produces borates, talc, industrial salt, and titanium dioxide feedstock. It is a global leader in the supply and science of these products. Beginning in 2006, Rio Tinto Borax, Luzenac Talc and Dampier Salt are combining their management and systems to form a new organisation, Rio Tinto Minerals. Together with Rio Tinto Iron & Titanium, the two will form the Industrial Minerals product group effective in 2007.
     At 31 December 2005, Industrial Minerals accounted for 14 per cent of the Group’s operating assets and contributed approximately 12 per cent of Rio Tinto’s gross turnover and four per cent of underlying earnings in 2005. Approximately 7,000 people were employed in 2005.
     Andrew Mackenzie, chief executive Industrial Minerals, is based in London.

Financial performance
2005 compared with 2004
Industrial Minerals’ contribution to 2005 underlying earnings was US$187 million, 23 per cent lower than in 2004, reflecting significant one-off costs of US$42 million after tax, including provision for Minerals restructuring in relation to the formation of Rio Tinto Minerals. There were also increased energy and distribution costs at all business units.
     Dampier Salt and Rio Tinto Iron & Titanium incurred high initial operating costs for commissioning of a new plant and the upgraded titanium slag (UGS) expansion respectively. Rio Tinto Iron and Titanium also incurred a tax expense of US$13 million resulting from a change in the tax rate for QIT-Fer et Titane in Quebec.
     Rio Tinto Borax’s earnings were 48 per cent lower at US$48 million. The borates business was impacted by lower sales volumes and increasing energy and distribution costs. Rio Tinto Borax also incurred a one-off restructuring cost of US$12 million after tax in relation to the formation of Rio Tinto Minerals.
     Rio Tinto Iron & Titanium earnings at US$128 million were ten per cent higher than in 2004. Strong price performance across all products, combined with increased volumes and strict cost performance at Richards Bay Minerals led to this strong performance.

Rio Tinto Minerals
Rio Tinto Borax (Rio Tinto: 100 per cent)
Rio Tinto Borax’s Boron mine in California’s Mojave Desert is the world’s largest borate mine by volume. Borates are used in the US for vitreous applications, such as fibreglass, glass wool, high temperature glasses and enamels. The perborate industry, a major market in Europe, uses borates as bleach in detergents. Other uses include ceramics, fertilisers, flame retardants, wood preservatives and corrosion inhibitors.
     Rio Tinto Borax’s US and UK research laboratories provide technical support and participate in collaborative projects with customers.

2005 operating performance
Production volumes were steady at 560,000 tonnes. Sales volumes were three per cent lower than 2004, in both North America and Europe as a result of increased competition and economic slowing. However, the borate markets continue to benefit from a robust North American housing market, a strong thin film transistor (TFT) liquid crystal display (LCD) market in Asia and the continued penetration of borates used for wood preservation. Hurricanes Katrina and Rita further weakened North American sales performance during the second half as customer’s product supply chains were disrupted. In some cases production lines were dedicated entirely to non-borate containing building materials in order to maximize throughput and provide assistance during the relief efforts.

Rio Tinto 2005 Form 20-F	64

Back to Contents

     An approximate 30,000 tonne expansion of the boric acid plant at Boron (about ten per cent of current capacity) was completed in May 2005 on time and under budget, delivering planned throughput. A further 56,000 tonnes increase is under construction. This project is on plan and on budget with a planned start up date of the end of the second quarter of 2006.

Luzenac Group (Rio Tinto: 100 per cent)
The Luzenac Group operates talc mines, including the world’s largest, in south west France, and processing facilities in Australia, Austria, Belgium, Canada, France, Italy, Japan, Mexico, Spain, the UK and the US. Rio Tinto acquired the last remaining Luzenac shareholding during 2005, taking its ownership from 99.9 per cent to 100 per cent.
     Luzenac products are used internationally. Principal uses are in paper, paints, cosmetics, ceramics, agricultural and plastics industries.

2005 operating performance
Luzenac made a US$3 million loss in 2005 as a result of a US$18 million provision taken in relation to restructuring costs on the formation of Rio Tinto Minerals. Luzenac’s production in 2005 was two per cent lower than 2004 at 1.41 million tonnes.
     Likewise sales volumes were slightly lower than 2004, while prices showed a slight improvement.

Dampier Salt (Rio Tinto: 64.9 per cent)
Dampier Salt is the world’s largest salt exporter. It produces industrial salt by solar evaporation at Dampier, Port Hedland and Lake MacLeod, where it also mines gypsum, in Western Australia.
     The chemical industry in Asia is the principal customer for Dampier’s salt while gypsum’s main use is in wallboard and cement manufacture.

2005 operating performance
Dampier Salt’s earnings in 2005 were US$14 million, slightly above 2004 earnings of US$13 million. While trading conditions were improved through higher volumes, earnings were impacted by difficulties during the commissioning of a new process plant at Dampier and escalating costs in north western Australia. Salt production was 15 per cent higher than in 2004, at 8.5 million tonnes (Rio Tinto share: 5.5 million tonnes).

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
     QIT’s proprietary process technology enables it to supply both the sulphate and chloride pigment manufacturing methods. Its upgraded slag (UGS) plant supplies the growing chloride sector and is designed for expansion in line with demand up to a capacity of 600,000 tonnes per year. During 2005 RIT delivered an expansion of its UGS plant to 325,000 tonnes per annum, and announced a further expansion to 375,000 tonnes which will be delivered in 2006.
     RBM’s ilmenite has a low alkali content which makes its feedstock suitable for the chloride pigment process. RBM has the capacity to produce one million tonnes of feedstock annually.

2005 operating performance
Production disruptions induced by hurricanes in the US gulf coast tightened supply, allowing pigment prices to increase throughout 2005, a factor in RIT’s strong performance. Market conditions remained tight for chloride feedstocks, as chloride pigment plants continued to run at high utilisation rates.
     Demand for very high grade feedstock products, such as QIT’s upgraded titanium slag, remained strong. Sulphate markets continued to remain soft. Market conditions for RIT’s iron and steel co-products remained strong in the first half of 2005 but fell in May as scrap prices declined due to weakening global demand and higher Chinese pig iron exports. Prices stabilised after September.
     Zircon prices continued to increase in 2005, as markets continued to get stronger, reflecting a very tight global supply and demand balance. Zircon production was 16 per cent higher than in 2004. Titanium dioxide feedstock production was ten per cent higher than in 2004, principally due to RBM’s contribution which reflected the return to full production of a furnace. Likewise, upgraded titanium slag production was 15 per cent higher than in 2004 due to the UGS expansion,

Industrial minerals group projects
QIT Madagascar Minerals (Rio Tinto: 80 per cent)
RIT manages QIT Madagascar Minerals (QMM), in which an agency of the Government of Madagascar has a 20 per cent interest. QMM was formed to evaluate large mineral sand deposits in the south east of Madagascar.
     In 2005 Rio Tinto announced the approval of a US$775 million titanium dioxide project. The project comprises a US$585 million mineral sands operation and port in Madagascar and a US$190 million upgrade of Rio Tinto’s ilmenite facilities in Canada. First production from the operation in the Fort Dauphin region is expected in late 2008 and the initial capacity will be 750,000 tonnes per year of ilmenite.

Rio Tinto 2005 Form 20-F	65

Back to Contents

     The ilmenite will be smelted at Rio Tinto’s facilities at Sorel in Quebec. This will require an upgrade of storage and handling facilities as well as their associated ancillary services. With a grade of 60 per cent titanium dioxide, the Madagascar orebody is the largest known undeveloped high grade ilmenite deposit. It has an expected mine life of 40 years and will supply a new, high quality chloride slag with 91 per cent titanium dioxide content to meet long term demand for titanium dioxide by the pigment industry.
     A deep sea multi-use public port at Ehoala, near the town of Fort Dauphin, will be an important component of the project. The mine will be a key initial customer, providing the base load to help establish the port. Over time, it is expected the port will make an important contribution to economic development of the region.
     The Government of Madagascar has agreed to contribute US$35 million to the establishment of the port, as part of its Growth Poles Project funded by the World Bank. QMM will manage the port operations. At the end of the life of the mine, the port will fall under the responsibility and control of the Government of Madagascar.
     Extensive engagement and consultation with the Government of Madagascar and local people and leaders has taken place over many years. The World Bank is involved in a development role and NGOs, including the Royal Botanic Gardens Kew and Missouri Botanical Gardens, have been involved in planning environmental and conservation strategies.

Potasio Rio Colorado SA (Rio Tinto: 100 per cent)
Rio Tinto has exercised its option to acquire 100 per cent of Potasio Rio Colorado S.A. and take ownership of the potash project it has been evaluating since 2003.
     The decision to exercise the option early was based on the positive results of evaluation work to date. The resource is large scale and of high mineralogical and structural quality and consistency. However, much work remains to be done before Rio Tinto makes a decision to take the project into production.
     Assuming positive progress of the project, it is expected that a final feasibility study will be completed by the end of 2006 and subject to the outcome, development could take place from early 2007 with first production in the middle of 2009. Production volumes currently being evaluated are in the range of 1.6 to 2.4 million tonnes per annum.

ALUMINIUM GROUP

Weipa bauxite	Alumina	Aluminium	Rio Tinto Aluminium
(Rio Tinto share)	(Rio Tinto share)	(Rio Tinto share)	Underlying
million tonnes	’000 tonnes	’000 tonnes	Earnings contribution*
MINED	PRODUCTION	PRODUCTION	US$m

*	The amounts presented exclude net interest and other centrally reported items. A reconciliation with net earnings for 2004 and 2005 is set out in Note 2 to the 2005 Financial statements. Product group earnings for 2004 and 2005 are based on underlying earnings as determined under EU IFRS.

Rio Tinto Aluminium (RTA) is made up of Rio Tinto’s wholly owned, group integrated aluminium subsidiary, Comalco, and its 51 per cent share in Anglesey Aluminium.
     At 31 December 2005, the Aluminium group accounted for 21 per cent of Rio Tinto’s operating assets and in 2005 contributed 13 per cent of Group gross turnover and eight per cent of underlying earnings.
     Oscar Groeneveld, chief executive Aluminium, is based in Brisbane, Australia.

Financial performance
2005 compared with 2004
RTA’s contribution to 2005 underlying earnings was US$392 million, an increase of 18 per cent.
     Stronger aluminium prices increased earnings by US$106 million with the average aluminium price in 2005 at 86 US cents per pound compared with 78 US cents per pound in 2004. The effect of the weakening US currency reduced Aluminium’s earnings by US$34 million.

Rio Tinto 2005 Form 20-F	66

Back to Contents

Rio Tinto Aluminium (Rio Tinto: 100 per cent)
Rio Tinto Aluminium (RTA) is a major supplier of bauxite, alumina and primary aluminium to world markets. It employs about 4,300 people.
     RTA has a large, wholly owned bauxite mine at Weipa on Cape York Peninsula, Queensland. A US$150 million mine expansion was completed on time to supply the bauxite requirements of the Comalco Alumina Refinery. Approximately 90 per cent of the bauxite from Weipa is shipped to alumina refineries at Gladstone, Queensland, and Sardinia, Italy.
     Construction of the first stage of the wholly owned Comalco Alumina Refinery at Gladstone in Queensland was completed in late 2004, ahead of schedule and close to the budget of US$750 million. Rated capacity is expected to be reached by the end of 2006. There is potential for capacity to be increased to over four million tonnes. The majority of the refinery’s Stage One output will go into RTA smelters. The balance will be placed in the traded alumina market. The refinery enables RTA to add further value to the Weipa bauxite deposit and strengthen both RTA’s and Australia’s positions in the world alumina market.
     RTA owns 38.6 per cent of Queensland Alumina Limited in Gladstone, the world’s largest alumina refinery in terms of production and also owns 56.2 per cent of the Eurallumina refinery in Sardinia, Italy. RTA’s primary aluminium is produced by smelters at Boyne Island at Gladstone (59.4 per cent), Bell Bay (100 per cent) in Tasmania, Tiwai Point (79.4 per cent) in New Zealand and Anglesey Aluminium (51 per cent) in Wales, UK.
     In 2003, Comalco signed a long term alumina supply agreement with Norsk Hydro, to supply 300,000 tonnes of alumina in 2005 and then 500,000 tonnes of alumina per year for more than 20 years. This agreement underpins the investment in the Comalco Alumina Refinery.

2005 operating performance
Bauxite production at Weipa reached record levels in 2005 at 15.5 million tonnes, 22 per cent higher than in 2004. This was due to the successful commissioning of the first stage of Project NeWeipa, which led to increased production from both the East Weipa and Andoom mines.
     Weipa bauxite shipments increased 22 per cent, to 15.0 million tonnes.
     Rio Tinto’s share of alumina production for 2005 was 33 per cent higher than 2004. Comalco Alumina Refinery produced 835,000 tonnes as efforts continued to improve the reliability of the pumps feeding the digestion circuit. QAL production increased by five per cent compared to 2004, a record production for the refinery. Eurallumina production increased one per cent over 2004 levels.
     RTA’s share of aluminium production from its four smelters, at 854,000 tonnes, was 17,000 tonnes above 2004 production. Attributable metal shipments for 2005 were 859,000 tonnes, an increase of 18,000 tonnes, and went to primarily Japan, Korea, Australia, South East Asia and Europe.

Aluminium group projects
Weipa mine expansion (Rio Tinto 100 per cent)
In 2005, RTA continued to invest in the Weipa bauxite mine to underpin the 2004 expansion to a simultaneous mining operation. This investment included replacing the existing power station with a new US$40 million 26 megawatt power station. The new power station will service the mining operation and surrounding communities. The other major expenditure at Weipa was on a second US$60 million shiploader to ensure reliability of bauxite supply to customers. A further US$19 million was spent on additional tailings storage for the Andoom mine.

COPPER GROUP

Copper	Copper	Gold	Copper group
(Rio Tinto share)	(Rio Tinto share)	(Rio Tinto share)	Underlying
’000 tonnes	’000 tonnes	’000 tonnes	Earnings contribution*
MINED	REFINED	MINED	US$m

*	The amounts presented exclude net interest and other centrally reported items. A reconciliation with net earnings for 2004 and 2005 is set out in Note 2 to the 2005 Financial statements. Product group earnings for 2004 and 2005 are based on underlying earnings as determined under EU IFRS.

Rio Tinto 2005 Form 20-F	67

Back to Contents

Rio Tinto’s Copper group comprises Kennecott Utah Copper in the US and interests in the copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia, Palabora in South Africa, and the Resolution Copper project in the US. The group also has management responsibility for Kennecott Minerals Company in the US.
     At 31 December 2005, the Copper group, which also produces gold and molybdenum as significant by-products, accounted for 17 per cent of the Group’s operating assets and, in 2005, contributed approximately 23 per cent of Rio Tinto’s gross turnover, of which 61 per cent was from copper, 20 per cent from molybdenum and the remainder mostly from gold. It accounted for 41 per cent of underlying earnings in 2005.
     Tom Albanese, chief executive Copper and Exploration, is based in London. Bret Clayton will be appointed chief executive Copper on 1 July 2006, when Tom will be appointed director, Group Resources.

Financial performance
2005 compared with 2004
The Copper group’s contribution to underlying earnings was US$2,020 million, US$1,160 million higher than in 2004. The average price of copper was 166 US cents per pound compared to 130 US cents in 2004. The average price of molybdenum was US$30.70 per pound compared to US$14.60 per pound in 2004. The average gold price of US$444 per ounce increased by nine per cent.
     Kennecott Utah Copper’s contribution to underlying earnings of US$1,037 million compared with US$311 million in 2004. Molybdenum production was significantly increased due to a refocus of the mine plan in response to significantly higher molybdenum prices.
     Rio Tinto’s share of underlying earnings from Escondida increased by US$196 million to US$602 million. Mined production of copper was up five per cent.
     The underlying earnings contribution from the Grasberg joint venture increased by US$200 million to US$232 million chiefly as a result of the continuation of full production after the material slippage in October 2003.
     Palabora recorded a profit of US$19 million in 2005 due to improved performance of underground production.

Kennecott Utah Copper (Rio Tinto: 100 per cent)
Kennecott Utah Copper (KUC) operates the Bingham Canyon mine, Copperton concentrator and Garfield smelter complex, near Salt Lake City, US.
     KUC supplies more than ten per cent of annual US refined copper requirements and employs approximately 1,600 people.
     KUC provides some management services to the wholly owned Barneys Canyon gold mine due to its proximity to Bingham Canyon. Mining and milling at Barneys Canyon ended in 2001 and gold production will cease after 2006. The operation employs about 20 people.

2005 operating performance
Performance in 2005 was dominated by molybdenum prices and production, which was achieved with some sacrifice of copper concentrate production. In order to take advantage of the strong market for molybdenum, mine production was optimised and an expansion of the molybdenum plant, which is designed to increase recoveries, was completed in June 2005. Molybdenum production was 130 per cent higher than in 2004. The focus on maximising molybdenum production enhanced overall margins notwithstanding a rise in associated costs.
     Refined copper production was six per cent lower than in 2004. In addition to the lower copper grades as a result of optimising molybdenum production, production was also affected by a 17 day planned smelter maintenance shutdown. A further 45 day shutdown is planned for the second half of 2006, drawing on lessons learned from the successful shutdown in 2005.
     A project to enlarge the Bingham Canyon open pit was approved in February 2005. The East 1 pushback is expected to extend the life of the open pit to 2017. Capital expenditure on the project is budgeted to be US$100 million for mine facilities, a concentrator upgrade and mobile equipment, and US$70 million after 2008 for the relocation of the in pit crusher and dewatering facilities. Mine development options from 2017 will be reviewed in the context of the decision to proceed with the East 1 pushback, and include various open pit and underground alternatives.

Rio Tinto 2005 Form 20-F	68

Back to Contents

	2003	2004	2005

Principal operating statistics at KUC 2003 – 2005
Rock mined (’000 tonnes)	135,204	129,196	140,906
Ore milled (’000 tonnes)	46,105	45,712	46,664
Head grades
Copper (%)	0.67	0.63	0.53
Gold (g/t)	0.29	0.29	0.37
Silver (g/t)	3.02	3.04	3.23
Molybdenum (%)	0.027	0.033	0.058
Copper concentrates produced (’000 tonnes)	1,147	1,106	881
Production of metals in copper concentrates
Copper (’000 tonnes)	281.8	263.7	220.6
Gold (’000 ounces)	305	308	401
Silver (’000 ounces)	3,548	3,584	3,958
Molybdenum concentrates produced (’000 tonnes)	8.8	12.9	29.5
Contained molybdenum (’000 tonnes)	4.6	6.8	15.6
Concentrate smelted on site (’000 tonnes)	1,060	1,098	1,042
Production of refined metals
Copper (’000 tonnes)	230.6	246.7	232.0
Gold (’000 ounces)	308	300	369
Silver (’000 ounces)	2,963	3,344	3,538

Grasberg joint venture (Rio Tinto: 40 per cent)
Grasberg, in Papua, Indonesia, is one of the world’s largest copper and gold mines in terms of reserves and production. It is owned and operated by Freeport Indonesia (PTFI), the principal and 91 per cent owned subsidiary of the US based Freeport-McMoRan Copper & Gold Inc. (FCX).
     To meet the mine’s social obligations to local communities, at least one per cent of Grasberg’s net sales revenues are committed to support village based programmes. In addition, two new trust funds were established in 2001 in recognition of the traditional land rights of the local Amungme and Komoro tribes. In 2005, PTFI contributed US$36 million (net of Rio Tinto portion) and Rio Tinto US$7 million in total to the funds.
     As a result of training and educational programmes, Papuans represented more than a quarter of PTFI’s approximately 9,000 workforce by the end of 2005.

2005 operating performance
Production in 2005 was significantly above 2004 when resources were dedicated to recovery from the 2003 material slippage. In 2005, Rio Tinto’s share of production was calculated using the adjusted joint venture allocation, known as the metal strip, which was agreed upon in December 2004, subject to certain production targets being met by PTFI. As production from Grasberg fell short of the agreed targets, Rio Tinto received an additional 8,500 tonnes of copper as an increased allocation in December 2005.

	2003	2004	2005

Principal operating statistics for PTFI 2003-2005
Ore milled (’000 tonnes)	74,103	67,750	78,907
Head grades
Copper (%)	1.09	0.87	1.13
Gold (g/t)	1.54	0.88	1.65
Silver (g/t)	4.03	3.85	4.88
Production of metals in concentrates
Copper (’000 tonnes)	715.8	516.4	793.9
Gold (’000 ounces)	3,262	1,584	3,546
Silver (’000 ounces)	6,474	5,037	7,531

Escondida (Rio Tinto: 30 per cent)
The low cost Escondida copper mine in Chile is one of the largest copper mines in the world by annual production, with a mine life expected to exceed 30 years. The mine accounts for approximately eight percent of world primary copper production. BHP Billiton owns 57.5 percent of Escondida and is the operator and product sales agent.
     The Escondida district hosts two of the largest porphyry copper deposit systems in the world – Escondida and Escondida Norte, located five kilometres from Escondida. Norte is expected to provide mill feed to maintain capacity at Escondida above 1.2 million tonnes per annum of copper in concentrate and cathode to the end of 2008 as existing Escondida mine grades decline. First production from Norte occurred in the fourth quarter of 2005 with the ramp up exceeding initial expectations. Low grade sulphide ore is currently being stockpiled for processing in a bioleaching facility that is currently under construction. The sulphide leach project involves the use of bacteria to leach copper from sulphide ores that would otherwise be discarded as waste. The project will produce 180,000 tonnes (Rio Tinto share 54,000 tonnes) of copper cathode metal per annum for more than 25 years. Initial cathode production is planned for the second half of 2006.
     Escondida employs approximately 2,800 people directly, together with a similar number of contractor personnel.

Rio Tinto 2005 Form 20-F	69

Back to Contents

2005 operating performance
Escondida’s mined copper production was five per cent higher than in 2004 largely due to higher milling rates at both concentrators. Ore delivery from Norte commenced in October and the harder composition of ore did not result in reduced milling rates as previously expected. Overall, Escondida ore tonnes milled were four per cent higher. Cathode production was five per cent lower than in 2004 due to lower grade oxide ore from unexpected high content of clay.

	2003	2004	2005

Principal operating statistics at Escondida 2003-2005
Rock mined (’000 tonnes)	300,386	377,356	359,569
Ore milled (’000 tonnes)	70,347	82,378	86,054
Head grade
Copper (%)	1.43	1.51	1.53
Production of metals in concentrates
Copper (’000 tonnes)	847	1,046	1,127
Gold (’000 ounces)	184	217	183
Silver (’000 ounces)	4,728	5,747	6,565
Copper cathode (’000 tonnes)	147.6	152.1	143.9

Palabora (Rio Tinto: 47.2 per cent)
Palabora Mining Company (Palabora) is a publicly listed company on the Johannesburg Stock Exchange and operates a mine and smelter complex in South Africa.
     Palabora has developed a US$465 million underground mine with a planned production rate of at least 30,000 tonnes per day of ore. Approximately 700,000 tonnes of copper are expected to be produced over the remaining life of the mine.
     Palabora supplies most of South Africa’s copper needs and exports the balance. It employs approximately 1,800 people and labour agreements are negotiated annually.

2005 operating performance
Palabora recorded a net profit of US$19 million compared with net loss of US$21 million in 2004. Underground production for the year averaged 27,500 tonnes per day which is 16 per cent higher than 2004.
     Production rates peaked in the month of May at 32,000 tonnes per day after the introduction of an employee productivity scheme. The average annual production fell short of the target of 30,000 tonnes per day due to industrial action later in the year and maintenance issues on the north winder earlier in the year. The average ore grade was 0.72 per cent compared to 0.74 per cent in 2004.
     As a result of mine production shortfalls and lower grades, concentrate production had to be supplemented by purchases of concentrate material to optimise smelter throughput. Palabora will continue to purchase concentrates to supplement the smelter as capacity exceeds the mine output.
     In August, Palabora finalised its lending facilities and entered into hedge contracts which were required as part of the refinancing. Forward pricing contracts have been put in place representing 60 per cent of the budgeted underground production for the first three years and 30 per cent in the remaining five years of the loan facility.
     In 2004, Palabora suffered a provision for asset impairment of US$161 million after tax and outside shareholders’ interests. This was excluded from underlying earnings.

	2003	2004	2005

Principal operating statistics at Palabora 2003-2005
Ore milled (’000 tonnes)	11,415	8,657	9,536
Head grade
Copper (%)	0.59	0.74	0.72
Copper concentrates produced (’000 tonnes)	163.3	187.7	197.1
Contained copper (’000 tonnes)	52.4	54.4	61.2
New concentrates smelted on site (’000 tonnes)	267.6	253.4	304.4
Refined copper produced (’000 tonnes)	73.4	67.5	80.3

Northparkes (Rio Tinto: 80 per cent)
Rio Tinto’s interest in the Northparkes copper-gold mine resulted from the acquisition of North Ltd. Northparkes is a joint venture with the Sumitomo Group (20 per cent).
     Following an initial open pit operation at Northparkes in central New South Wales, Australia, underground block cave mining has been undertaken since 1997. With present and future developments, the operation has an expected life of 13 years at current production rates.
     The copper concentrate produced is shipped under long term contracts that provide for periodic negotiation of certain charges, as well as spot sales, to smelters in Japan (67 per cent), China (17 per cent) and other countries (16 per cent).
     Northparkes employs approximately 150 people together with 140 permanent contractors.

Rio Tinto 2005 Form 20-F	70

Back to Contents

2005 operating performance
The year saw a full year’s production from the Lift 2 block cave and the cessation of mining from the open cut, which was used as additional feed during the ramp up of Lift 2. Underground production continued to ramp up, exceeding nameplate capacity in June. Better cave fragmentation and grades contributed to 80 per cent higher copper production in 2005.

	2003	2004	2005

Principal operating statistics at Northparkes 2003-2005
Ore milled (’000 tonnes)	5,168	5,008	5,453
Head grade:
Copper (%)	0.67	0.79	1.12
Gold (g/t)	0.44	0.66	0.46
Production of contained metals
Copper (’000 tonnes)	27.1	30.0	54.0
Gold (’000 ounces)	48.6	79.4	57.0

Kennecott Minerals (Rio Tinto: 100 per cent)
Kennecott Minerals in the US manages the Greens Creek mine (Rio Tinto: 70 per cent) on Admiralty Island in Alaska which produces gold, silver, zinc and lead. The Rawhide mine (Rio Tinto: 51 per cent) in Nevada produces gold and silver by leaching since mining operations ceased in 2002. Reclamation work is well advanced. Kennecott Minerals also owns the Group’s interest in the Cortez gold mine (Rio Tinto: 40 per cent), also in Nevada.
     Kennecott Minerals employs approximately 300 people, excluding employees of non managed operations.

2005 operating performance
Net earnings of US$73 million were US$9 million below 2004 reflecting lower production from lower grades at Cortez as mining of the current Pipeline deposit approaches the end of its life.
     At Greens Creek mill throughput was 11 per cent lower than in 2004, however with variation in head grades, silver production was equal to 2004 production, and zinc production was 16 per cent lower than in 2004. The focus at Greens Creek in the second half of the year was on mine rehabilitation work in the main underground infrastructure, resulting in the lower throughput for the year.

Copper group projects
Resolution (Rio Tinto: 55 per cent)
The Resolution project is situated in Arizona, US, in the area of the depleted Magma (Superior) copper mine. In 2001, an agreement was signed with BHP Billiton Base Metals which allowed Rio Tinto to earn a 55 per cent interest in the project by spending US$25 million over six years. Rio Tinto completed earning its 55 per cent interest in the project in early 2004. In June 2005, approval was granted to evaluate options for accelerating exploration shaft development. This is currently planned to begin in 2006. Significant value will be added to the project if a land exchange programme is successful, allowing extension of the ore body into adjacent land. The Act supporting the land exchange was introduced in the US House of Representatives and the Senate in May 2005 and approval by Congress is anticipated in 2006.

Cortez Hills (Rio Tinto: 40 per cent)
Rio Tinto holds a 40 per cent interest in the Cortez gold mine, a joint venture with Placer Dome. The mine is located in northeastern Nevada, US, and the associated area of interest includes the Cortez Hills deposit, discovered in 2003 which contains proven and probable reserves of 7.5 million ounces of gold. A feasibility study is in progress to determine the optimum sequencing for development of the deposits within the Cortez area of interest. It is anticipated that operating permits for Cortez Hills will be obtained in 2006, with initial gold production occurring in mid 2007.

Eagle (Rio Tinto: 100 per cent)
The Eagle project is a small tonnage, high grade nickel deposit located in Michigan, US, for which Kennecott Minerals has commissioned a prefeasibility study. Permitting approvals are underway.

Rio Tinto 2005 Form 20-F	71

Back to Contents

DIAMONDS GROUP

Diamonds	Diamonds
(Rio Tinto share)	Underlying
’000 carats	Earnings contribution*
MINED	US$m

*	The amounts presented exclude net interest and other centrally reported items. A reconciliation with net earnings for 2004 and 2005 is set out in Note 2 to the 2005 Financial statements. Product group earnings for 2004 and 2005 are based on underlying earnings as determined under EU IFRS

The Diamonds product group comprises Rio Tinto’s 60 per cent interest in the Diavik Diamonds mine in Canada, the wholly owned Argyle mine in Australia, Rio Tinto’s 78 per cent interest in the Murowa mine in Zimbabwe and diamond sales and representative offices in Belgium and India.
     The group’s focus is the mining, recovery and sale of rough natural diamonds. In keeping with Rio Tinto’s values, the group is a leading proponent of the Kimberley Process and driver of programmes such as the Business Excellence Model and partnerships like the Council for Responsible Jewellery Practices to ensure suppliers, partners and customers operate to acceptable standards of social and environmental responsibility. Rio Tinto sells its diamonds through its marketing arm, Rio Tinto Diamonds, according to a strict chain of custody process allowing the sale of diamonds according to their mine source in order to gain the benefits of origin.
     At 31 December 2005, Diamonds accounted for seven per cent of the Group’s operating assets and, in 2005, contributed five per cent of Rio Tinto’s gross turnover and six per cent of underlying earnings.
     Keith Johnson, chief executive, Diamonds, is based in London.

Financial performance
2005 compared with 2004
Diamonds contributed US$281 million to underlying earnings, an increase of US$93 million from 2004, assisted by a strong diamond market and the solid performance by Argyle, Diavik and Murowa.
     The rough diamond market remained strong for most of 2005 with the Rio Tinto product offering in great demand. Seasonal softening toward the end of the year was mainly due to holidays and festivals in the key customer markets.
     Prices for polished diamonds increased in 2005, with the majority of gains made in the first half of the year. Strongest demand was seen in the product types in shortest supply. This included large diamonds greater than two carats in size with better colour and quality, and the smaller diamond segments.

Diavik Diamonds (Rio Tinto: 60 per cent)
Diavik Diamond Mines (DDMI) owns Rio Tinto’s interest in and manages the unincorporated Diavik Diamonds joint venture in the Northwest Territories of Canada.
     Construction was completed in 2003 with production first group commencing in January 2003. Since then the project has exceeded expectations. Open pit mining is expected to continue mainly from A154S and subsequently A418 well beyond 2010.
     In late 2004 the board approved the US$190 million construction cost of a dike around the A418 kimberlite to enable open pit mining beneath the lake bed. The board also approved the commencement of a study into the feasibility of underground mining of the A154N, A154S and A418 kimberlites. This study includes the development of a 3.3 kilometre exploratory decline, at an estimated cost of US$75 million.

2005 operating performance
Underlying earnings were US$143 million, US$4 million below 2004. Sales of Diavik diamonds continued to attract a high level of interest with prices remaining steady.
     Production in 2005 exceeded that in 2004 with good operational and plant performance achieving a new volume record. Ore blending strategies were employed to increase throughput which allowed the process plant to comfortably exceed design capacity on a consistent basis. Grades also steadily improved as mining continued deeper into the orebody, improving understanding of the resource.

Rio Tinto 2005 Form 20-F	72

Back to Contents

     A strategic planning and development team, separate from mine operations, was formed to carry out the study on how best to extend the life of the Diavik operation underground and oversee the development of the A418 dike and exploratory decline. Construction of the dike progressed ahead of schedule with the barrier being closed off in October. Work on the dike followed by pre-stripping of the lake bottom will continue into 2008 before open pit mining on the A418 kimberlite can commence. Construction of the exploratory decline also commenced during the year with close to one kilometre of tunnel developed. The underground study proceeded on schedule.
     Bulk sampling of the A21 kimberlite commenced to determine whether it could be classified as a reserve and feature in the Diavik mine plan. This work is expected to be completed in 2006.
     In 2005, there were approximately 350 employees and an equal number of contracted employees. Approximately one third of Diavik’s 700 workforce is made up of indigenous people.

Argyle (Rio Tinto: 100 per cent)
Rio Tinto owns and operates the Argyle diamond mine in Western Australia.
     Production from Argyle’s AK1 open pit mine, is expected to continue until 2008.
     In late 2005 the Rio Tinto board approved the development of an underground block cave mine under the AK1 open pit. It also approved an open pit cutback on the Northern Bowl to facilitate the transition from open pit to underground mining. The capital cost of the underground mine is expected to be US$760 million, and the cutback US$150 million. The work is planned to extend the life of the Argyle operation to 2018. Construction started in February 2006 and development work associated with the exploratory decline will continue.

2005 operating performance
Underlying earnings of US$117 million were US$77 million higher than in 2004. Diamond production for 2005 was 48 per cent higher with 30.5 million carats produced. Performance improved considerably over 2004 even though tight mining conditions prevailed as a result of the deepening open pit and a highly competitive labour market.
     Argyle celebrated the signing of the Argyle Participation Agreement in June 2005 ensuring mining’s contribution to sustainable livelihoods locally. The agreement was signed with the indigenous traditional owners and the Kimberley Land Council. More than 600 visitors, including the governor general of Australia and the premier of Western Australia, attended the ceremony.
     In 2005, there were approximately 800 employees and 250 contractors. One quarter of Argyle’s approximately 1,050 workforce is made up of indigenous people.

Murowa (Rio Tinto: 77.8 per cent)
Production at Murowa commenced in late 2004 after US$11 million was spent on constructing a 200,000 tonnes per year plant and supporting infrastructure.
     The small scale Murowa operation is focused on 1.3 million tonnes of weathered material containing 140,000 tonnes of enriched ore. This operation reduced the initial investment required so as to allow confirmation of marketing and regulatory arrangements prior to expansion. Chain of custody safeguards put in place at the commencement of production have performed without incident. Zimbabwe is a signatory of the Kimberley Process.

2005 operating performance
Underlying earnings were US$21 million. The product was well received on the market with prices exceeding expectations.
     A small modification was made to the front end of the Murowa plant in mid-2005 to increase throughput rates. This modification saw production for the year exceed targets.
     A high level order of magnitude study looking at expansion options was completed.
     In 2005, there were 81 employees and 142 contractors.

Improving performance together
Rio Tinto has embarked on a new phase of business improvement it has called Improving performance together. Led by Keith Johnson in addition to his role as chief executive, Diamonds, this is a set of internal initiatives to enhance collaboration across all of Rio Tinto’s businesses to deliver additional value.
     The initiatives build on the Group’s existing strengths in core areas such as mining, processing, marketing and asset management. They also look at fundamental processes such as investment opportunity generation, planning, information technology and how key Groupwide functions are organised.
     By tapping into the expertise of employees worldwide, the Group is systematically identifying where already high standards of performance can be further improved and where they should be replicated.
     The work began in 2005 and is gaining momentum in 2006 as projects are introduced at key sites and lessons learned are shared between operations. Tangible results are already being recorded that open up exciting opportunities. To embed the improvements being brought about, refinements are being made to the way the Group is organised, so that the Group works together more closely.
     Improving performance together aims to ensure that Rio Tinto maximises value creation whatever the market conditions.

Rio Tinto 2005 Form 20-F	73

Back to Contents

OTHER OPERATIONS

Lihir (Rio Tinto: 0 per cent)
Rio Tinto relinquished management control of the Lihir mine in Papua New Guinea in September and in November entered into contracts to sell its 14.46 per cent shareholding for approximately US$295 million. The shares were sold at a price of A$2.15 per share.

Kelian (Rio Tinto: 90 per cent)
Kelian Equatorial Mining (Kelian) operated an open pit gold mine in East Kalimantan, Indonesia. Mining ceased in 2003 with production from stockpiled ore completed in early 2005. A mine closure consultative process was completed in 2003 with stakeholders agreeing on the key mine closure directions. Work is continuing on mine closure activities. Settlement of compensation claims under a 2001 agreement are substantially complete and a number of programmes are in place to provide sustainable solutions for local communities and former employees after closure.

2005 operating performance
Rio Tinto’s share of Kelian’s production from processing stockpiles was 38,380 ounces of gold in 2005.

Sari Gunay (Rio Tinto: 70 per cent)
The Sari Gunay gold project in Kordestan province in western Iran progressed from the prefeasibility stage to the feasibility study phase. A bankable feasibility study is expected to be presented to senior management for a decision in 2006 as to whether to proceed to the development stage. Project costs have in recent years reduced Group earnings by an average of one quarter of one per cent.

Kennecott Land (Rio Tinto: 100 per cent)
Kennecott Land was established in 2001 to capture value from the non mining land and water rights assets of Kennecott Utah Copper. The Kennecott Land holdings are around 53 per cent of remaining undeveloped land in the Utah’s Salt Lake Valley. Approximately 16,000 hectares of the 37,200 hectares owned is developable land and is all within 20 miles (32km) of downtown Salt Lake City.
     The initial Daybreak community encompasses 1,800 hectares and is entitled to develop nearly 14,000 residential units and nine million square feet of commercial space. Kennecott Land develops the required infrastructure and prepares the land for sale to home builders. The project is well advanced with 800 home sales since opening in June 2004. At full build out, the community will house 30,000 to 40,000 residents. Revenues in 2005 exceeded US$30 million.
     Kennecott Land is in the process of securing development rights from Salt Lake County for the remaining landholdings. Current development potential for this land is over 150,000 residential units and 50 million square feet of commercial space. Securing entitlement is a long term public process that will culminate in a plan submitted for approval by the Salt Lake County Council during the next one to two years.

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
     The Exploration group is organised into four geographically based teams for North America, South America, Australasia and Africa/Europe, but from June 2006 a fifth team will be created to cover Asia. At the same time another team that looks for industrial minerals on a global basis will be folded into the five geographically based teams. Additionally, a focused project generation team covers the world for new opportunities.
     At the end of 2005, Rio Tinto was exploring in 30 countries for a broad range of commodities including copper, diamonds, nickel, industrial minerals, bauxite, iron ore and coal. Exploration employs 178 geologists and geophysicists around the world and has a total complement of approximately 800 people.
     Tom Albanese, chief executive Copper and Exploration, is based in London.

2005 operating performance
Exploration in 2005 focused on advancing the most promising targets across the spectrum of grassroots, generative, drill test stage, and near mine programmes. Encouraging results were obtained from a number of locations.
     An order of magnitude study was completed on the La Sampala project (nickel, Indonesia). However, this project remains with the Exploration group while a Contract of Work is negotiated with the Government of Indonesia. In the Pilbara of Western Australia five new iron ore deposits were handed over to the product group evaluation team.

Rio Tinto 2005 Form 20-F	74

Back to Contents

     Since 2001 five projects have moved from exploration to the next stage of project evaluation including Resolution (copper, Arizona, US), Potasio Rio Colorado (potash, Argentina) and Simandou (iron ore, Guinea). In addition to these projects, near mine exploration has also been undertaken.
     During 2006 several projects will initiate order of magnitude studies to assess their economic potential for advancement to pre-feasibility assessment.
     Diamond exploration continued in Canada, southern Africa, Mauritania, Brazil and India. A number of diamond bearing kimberlite pipes were discovered and follow up test work is in progress to gauge economic potential. The Indian diamond programme is showing early promise.
     Copper exploration continued in Turkey, Kazakhstan, Peru, Chile, Argentina, Mexico and the US. Drilling encountered copper mineralisation in Turkey and the US, warranting further follow up drill testing.
     Exploration focus on the bulk commodities iron ore, coal and bauxite has been increasing each year for the last several years and did so again in 2005. Ongoing evaluation of several projects is continuing with the intention to progress additional projects to product group handover in 2006.
     The Exploration group was active in the search for industrial mineral deposits in a number of parts of the world including North and South America, Europe, south east Asia and Turkey.
     Support continued for brownfield work at a number of Rio Tinto operations, including Diavik, Argyle, Kennecott Utah Copper, Energy Resources of Australia, Pilbara Iron and Rössing.
     In December Rio Tinto received confirmation of success in two tenders. The first was the award of the La Granja copper project located in the Cajamarca region of northern Peru. The bid comprises a US$60 million investment in exploration and feasibility work and staged payments to the Peruvian government of US$22 million. Rio Tinto will be conducting a study aimed at demonstrating the feasibility of leaching the ore and electrowinning copper metal.
     The second successful tender was for the Jarandol concession hosting the Piskanja borate deposit located in southern Serbia. This project will now enter a period of ongoing exploration and evaluation planned to last between three and five years.
     On 27 January 2006 Rio Tinto announced with Norilsk Nickel the launch of an exploration and development joint venture in Russia. A Russian limited liability company has been formed owned 51 per cent by Norilsk and 49 per cent by Rio Tinto. The joint venture will give Rio Tinto exploration access to a large area of interest in the Siberian and far eastern districts of Russia.
     In December the Exploration Group received ISO14001 certification covering all the environmental management activities of the four core geographical regions. During 2005 a single integrated HSEC management system was developed and introduced across the Exploration group. The management system framework of ISO14001 was extended from environmental matters to also cover the other related areas of health, safety and communities.

Financial performance
2005 compared with 2004
Cash expenditure on exploration in 2005 was US$264 million and the pre-tax charge to underlying earnings was US$250 million, a US$60 million increase over 2004, reflecting a further increase in iron ore exploration in Western Australia, the growth of high quality projects in the Exploration pipeline and further acceleration of evaluation on significant projects by product groups during the year.

TECHNOLOGY GROUP

The Technology group provides a central platform to support Rio Tinto’s operations, future growth and profitability. It provides a world-class technology based service to the product groups and their businesses and advises executive management. Through the Health, Safety and Environment unit, assurance is provided to the board with regard to the development and implementation of Rio Tinto’s Safety, Occupational Health and Environment policies and standards.
     All units in the Technology Group identify, share and implement leading practice across Rio Tinto. Collaboration in knowledge capture and dissemination is a key requirement for all staff.
     Throughout 2005 Technology group staff were a core part of the Improving performance together programme, driving the implementation of a number of initiatives to create value for the Group through a combination of capital efficiency, higher volumes, higher revenues and improved productivity.
     The total staff in the Technology group at year end was 343 compared with 362 in 2004. The decrease was due to reassignment of some support functions to the Rio Tinto Shared Services group.
     On 1 May 2005 Ian Smith succeeded John O’Reilly as head of Technology, and is based in London. On 15 July 2006 Ian will be succeeded by Grant Thorne.

2005 operating performance
Health, Safety and Environment
Health, Safety and Environment continued to work closely with Group businesses, providing the support systems for full and consistent implementation of the strategies, standards, guidance and procedures.
     The Rio Tinto Safety Plan is being updated to reflect emerging issues, changed legislation and leading practices. A Product Stewardship Strategy has been developed for implementation across the businesses in 2006.

Rio Tinto 2005 Form 20-F	75

Back to Contents

Technical Services
Technical Services continued to increase its involvement with Rio Tinto operations, play its role in ore reserve assurance and also provide significant contributions at non managed operations. Activity over the year was again at record levels, with a strong focus on the enhancement of initiatives to improve performance and implement best practice in areas such as mine planning and metallurgical margin improvement. Initiatives progressed during the year include underground mining technologies and quantitative mineralogy.
     A number of current development projects are linked with external research programmes in order to leverage value for Rio Tinto. Others are focussed on innovation and best practice in key areas to add value in a shorter time frame.

Office of the Chief Technologist
The Office of the Chief Technologist is responsible for the identification and the transfer of technology based opportunities for the Group.
     The external research portfolio covers a broad range of initiatives with potential to add value in the medium to longer term. These activities link directly with internal development projects, providing a clear pathway for implementation. Work on energy efficiency in mineral liberation and comminution (including new microwave technology) continues to be a focus. A number of breakthrough projects are also being pursued.
     The Rio Tinto Foundation for a Sustainable Minerals Industry approved a further 12 projects for funding. The Australian Government and Rio Tinto funding commitments for the Foundation have now been fulfilled.

Technical Evaluation and Project Management
Technical Evaluation continued in its principal role of providing independent review of all major investment proposals being considered by the Group. Risk assessment and management is an important and integral component of the project review process. The unit also continued with the programme of post investment reviews and lessons learned from completed projects are shared within the Group.
     The Project Management Unit provides ongoing support to major project teams across Rio Tinto, both for projects in execution and those still in the feasibility stage. There was also continued involvement with some major projects at non managed operations. Two project management forums were held during the year focussing on collaboration between project teams and capture of lessons learned.

Asset Utilisation
This unit is now well established across the Group and its workload continued to expand. There has been particularly heavy involvement with the iron ore operations in Western Australia which continued through 2005. The process control group is now well established and implementation of performance improvement was progressed in a number of areas. These included asset integrity and remote monitoring. There is continuing emphasis on ensuring that safety, operability and maintainability issues are fully addressed and incorporated in all the unit’s work.

Financial performance
The charge for the Technology group (including Health, Safety and Environment) against net earnings was US$41 million, compared with US$35 million in 2004. The increase was due to the greater level of activity in all Technology group units.

GROUP SOCIETY AND ENVIRONMENT

Group employees	Principal employee locations 2005
(approximate average for year)	(approximate average for year)

Rio Tinto 2005 Form 20-F	76

Back to Contents

Rio Tinto is in business to create value by finding and developing world class mineral deposits and operating and eventually closing operations safely, responsibly and efficiently. To do so, the Group takes a disciplined and integrated approach to the economic, social and environmental aspects of all its activities.
     The approach to achieving this is through implementation of the policies described in The way we work, Rio Tinto’s statement of business practice, at all levels of the business.
     The statement was revised and redistributed in 2003 and is now available in 21 languages. It is the result of wide internal consultation and discussion and represents shared values from around the Group. The document was published initially in January 1998. It was revised in 2002 in the light of experience, following further Group wide review and consultation, external benchmarking of policies against the best practice of other organisations and approval by the Rio Tinto board.
     The way we work commits the Group to transparency consistent with normal commercial confidentiality, corporate accountability and the application of appropriate standards and internal controls. It sets the basis for how Group companies’ employees work and also provides guidance for joint venture partners and others. Every employee is responsible for implementing the policies in the document.
     Rio Tinto has adopted the Association of British Insurers’ 2003 disclosure guidelines on social responsibility in preparing this report. Details of the Group’s overall and individual businesses’ social and environmental performance continue to be published on the Rio Tinto website: www.riotinto.com/se and in the Sustainable development review.

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
     As discussed in the section on Corporate governance on page 114, the boards established a process for identifying, evaluating and managing the significant risks faced by the Group. Directors meet regularly, have regular scheduled discussions on aspects of the Group’s strategy and full and timely access to the information required to discharge their responsibilities fully and effectively.
     Rio Tinto’s Compliance guidance requires that the identification of risk be systematic and ongoing. It recommends that each Group company undertakes a structured risk profiling exercise to identify, categorise and weigh the risks it faces in the conduct of its business. Each Group company puts systems in place to ensure that risks are reviewed at an appropriate frequency.
     Total remuneration is related to performance through the use of annual bonuses, long term incentives and stretching targets for personal, financial and safety performance.
     The board’s Committee on social and environmental accountability reviews the effectiveness of policies and procedures. The committee comprises four non executive directors. It meets three times annually with the chief executive and heads of Technology, Health, Safety and Environment and Communication and Sustainable Development.
     Reports for the committee summarise significant matters identified through Rio Tinto’s assurance activities. These include reviews every four years of each business to identify and manage strategic risks in relation to health, safety, and the environment; audits against Rio Tinto standards; annual risk management audits; risk reviews for specific concerns; procedures and systems for reporting critical and significant issues and incidents; completion of annual internal control questionnaires by all Group business leaders covering the full spectrum of business and operational risk; and findings and recommendations of the independent external assurance and data verification programme.

Policies, programmes and results
Implementation of the policies in The way we work is discussed in the following sections according to each policy area. Known risks arising from social and environmental matters and their management in Group businesses are described in the relevant Group operations section.

Safety
Safety is a core value and a major priority. Rio Tinto believes that all injuries are preventable and its goal is zero injuries. To achieve this, full and consistent implementation of and accountability for Rio Tinto’s comprehensive standards, guidance, systems and procedures is required across the world. The Group is also building a supportive safety culture that requires visible leadership, ongoing education and training and a high level of participation by everyone in the workplace.
     While the safety record improved for the sixth consecutive year in 2005, there is still some way to go in achieving the goal of zero injuries. In 2005, very regrettably two employees lost their lives at managed operations. The Group has demonstrated strong improvements in the lost time injury frequency rate (LTIFR) and all injury frequency rate (AIFR) from 2004, with reductions of 14 per cent and 11 per cent respectively. The LTIFR for 2005 was 0.56 per 200,000 hours worked by employees and contracted employees (2004: 0.65) . Rio Tinto set targets in 2003 for a 50 per cent reduction in LTIFR and AIFR by 2008. The LTIFR is on track, while AIFR is slightly behind.

Rio Tinto 2005 Form 20-F	77

Back to Contents

     Fines for infringement of safety regulations involved 11 operations, totalling US$87,600 (2004: US$19,200). This includes a fine of US$62,942 for an incident at Energy Resources of Australia’s Ranger mine in 2004, resulting in a significant injury requiring hospitalisation.

Occupational health
Rio Tinto strives to protect physical health and well being in the workplace. This requires clear standards, consistent implementation, transfer of best practice and improvement through Group wide reporting and tracking of remedial actions.
     Seventy six per cent of employees work at operations that have fully implemented the occupational health standards. Of the remaining 11 businesses, ten have applied a risk based approach to implementation and should complete implementation in 2006. In 2005 there were 54 new cases of occupational illness per 10,000 employees, a 26 per cent improvement compared with 73 in 2004. The Group has achieved a 49 per cent reduction in new cases of occupational illness since 2003, approximately 40 per cent of which has been due to the divestment of Rio Tinto Zimbabwe.
     Rio Tinto’s southern African operations completed implementation of the Group HIV/AIDS strategy in 2005, which provides access to antiretroviral therapy which is affordable for employees and a nominated partner.
     In 2004, Rio Tinto set targets to focus attention on reducing noise induced hearing loss across the Group. The target of zero exposure of employees to a noise dose of more than 82 decibels (averaged over eight hours and allowing for the use of hearing protection) has now been met, with less than 0.1 per cent of employees still exposed to noise greater than this limit.
     Fines for infringement of occupational health regulations in 2005 involved two operations, totalling US$58,100 (2004: US$257,000). This includes a fine of US$57,204 for an incident at Energy Resources of Australia’s Ranger mine in 2004 relating to drinking water contamination.

Environment
Wherever possible Rio Tinto prevents, or otherwise minimises, mitigates and remediates, harmful effects of the Group’s operations on the environment.
     To do this, the Group seeks to understand the environmental aspects and impacts of what it does, build what is learned into systems to manage and minimise those impacts, and set targets for improvement.
     Rio Tinto believes that emissions of greenhouse gases (GHGs) from human activities are contributing to climate change. As a major producer and user of energy products, the Group is working to reduce greenhouse gas emissions from its processes and in the use of its products. The Group has five year targets to reduce GHG emissions by four per cent per tonne of product and improve energy efficiency by five per cent per tonne of product by 2008 compared to a 2003 baseline.
     Performance in 2005 against the energy target is ahead of trajectory (2.7 per cent improvement), while performance against the GHG target is slightly behind (0.9 per cent reduction). Positive engagement with governments and stakeholders who are also trying to find solutions to climate change remains an important focus of the Group. In 2005 a Climate Change Leadership Panel was formed to ensure Group actions remain effective and that Rio Tinto maintains a leading position in this area.
     By the end of 2005, 90 per cent of operations had certified ISO 14001 or an equivalent environmental management system (EMS). All Rio Tinto operations were required to have had a certified EMS by the end of June 2005. There were eight significant environmental incidents in 2005, of which two were spills, compared to 16 in 2004, of which four were spills. Fines for infringements of environmental regulations involved three operations and totalled US$67,900 (2004: US$53,800). This includes a fine of US$57,204 for an incident in 2004 at Energy Resources of Australia’s Ranger mine relating to a breach of radiation clearance procedures for equipment leaving site.

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
     A Business integrity guidance, addressing bribery, corruption and political involvement, was issued in 2003 to assist managers in implementing this policy. The guidance covers questions relating to compliance and implementation; gifts and entertainment; the use of agents and intermediaries; and “facilitation” payments.
     Rio Tinto avoids making facilitation payments anywhere in the world. Bribery in any form is prohibited. Gifts and entertainment are only offered or accepted for conventional social and business purposes and then only at a level appropriate to the circumstances.

Rio Tinto 2005 Form 20-F	78

Back to Contents

Communities
Rio Tinto sets out to build enduring relationships with its neighbours that are characterised by mutual respect, active partnership, and long term commitment.
     Every business unit is required to have rolling five year community plans which are updated annually. In 2004, a series of pilot studies were completed aimed at achieving a deeper level of understanding of the linkages between mining activities and the economies in which they take place.
     All Group businesses produce their own reports for their local communities and other audiences. Community assurance of the quality and content of these reports is increasing. This provides an opportunity for engagement with the community on their views of programmes sponsored by the operations.
     Businesses managed by Rio Tinto contributed US$93.4 million to community programmes in 2005 (2004: US$87.8 million) calculated on the basis of the London Benchmarking Group model. Of the total contributions, US$37.3 million was community investment and US$29 million in direct payments made under legislation or an agreement with a local community.

Human rights
Rio Tinto supports human rights consistent with the Universal Declaration of Human Rights and also respects those rights in conducting the Group’s operations throughout the world.
     Rio Tinto also supports the UN Secretary General’s Global Compact, the US/UK Voluntary Principles on Security and Human Rights and the Global Sullivan Principles.
     Rio Tinto’s Human rights guidance is designed to assist managers in implementing the Group’s human rights policy in complex local situations. It was revised and republished in 2003. In 2004, a web based training module was developed to instruct managers on what the policy means in practice and how to respond to difficult situations.

Employment
Rio Tinto recognises that business performance is closely linked to effective people development. It has a long term plan to strengthen approaches to the training and development of leaders in the Group.
     In 2004, a suite of formal leadership programmes was developed and implemented for both strategic and Group business leaders. In total, ten customised leadership development programmes, involving 250 participants, were successfully run in 2005 in partnership with leading business schools in Europe, North America and Australia. All product groups and businesses were represented.
     As well as using the open programmes run by the London Business School and International Institute for Management
     Development for future leaders, Rio Tinto commissioned the design of a customised, operational leadership programme which was launched in 2005 with eight programmes involving about 240 further participants from across the Group at manager and superintendent level.
     These programmes are all focused on ensuring that leaders, at all levels, are well prepared for the wide range of current and future challenges they will face in taking forward a complex and commercially successful organisation. All of these programmes are closely integrated with the core leadership competencies Rio Tinto has identified as necessary for effective leaders wherever they work in the organisation.
     Groupwide workshops to improve the capability of those involved in managing careers were organised in 2005.
      People development in Rio Tinto is focused on improving technical and professional competencies. In 2005, development of core competencies focused on on-the-job development, coaching, mentoring and competency based recruitment.
     Rio Tinto requires safe and effective working relationships in all its operations. Whilst respecting different cultures, traditions and employment practices, common goals are shared, in particular the elimination of workplace injuries, and commitment to good corporate values and ethical behaviour.
     In 2004 and 2005, Group companies, mainly concentrated in Australia and North America, employed approximately 28,000 people and, together with Rio Tinto’s proportionate share of consolidated companies and equity accounted units, the total was approximately 32,000 (2004: 32,000). Wages and salaries paid in 2005 excluding Rio Tinto’s proportionate share of consolidated companies and equity accounted units, totalled US$2.1 billion (2004: US$1.8 billion).
     Retirement payments and benefits to dependants are provided in accordance with local conditions and good practice.
     Rio Tinto encourages the involvement of its employees in the Group’s performance through their participation in an employee share scheme. As stated in The way we work, the Group recognises the right of employees to choose whether or not they wish to be represented collectively.

Sustainable development
Rio Tinto has made a strategic commitment to sustainable development, in the belief that acting responsibly will result in long term business benefits such as lowering risks, reducing costs, creating options, and leveraging reputation. It is corporate policy that Group businesses, projects, operations and products should contribute constructively to the global transition to sustainable development. Details of our policy, programmes and results are provided in our Sustainable development review, available on the website.

Rio Tinto 2005 Form 20-F	79

Back to Contents

     All Rio Tinto managed businesses have developed, or are in the process of developing, locally relevant sustainable development metrics. The intent is that these are derived in accordance with specific circumstances and sustainable development related priorities, through consultation with local stakeholders.
     Progress against these metrics is beginning to be integrated into existing internal business reporting systems and communicated to external audiences annually through local Social and environment reports. This approach has the advantage of giving local meaning to the Group’s global sustainable development efforts and accordingly is more likely to lead to locally relevant and successful outcomes at the business unit level.
     A Sustainable Development Leadership Panel (SDLP) was formed in 2004 to provide Group leadership and encourage businesses to make sustainable development considerations an integral part of business plans and decision making processes. After wide internal and external consultation, in 2005 the panel developed a set of decision making criteria to help Rio Tinto businesses and departments incorporate sustainable development considerations into their formal and informal management systems. At the corporate level the criteria were included in project evaluation guidelines.
     As a founding member of the International Council on Mining and Metals, Rio Tinto is participating in dialogue and programmes to advance industry wide progress on key sustainable development priorities.

Openness and accountability
Rio Tinto conducts the Group’s affairs in an accountable and transparent manner, reflecting the interests of Rio Tinto shareholders, employees, host communities and customers as well as others affected by the Group’s activities.
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

Assurance and verification
To be accountable and transparent, assurance is provided to the Group and others that Rio Tinto policies are being implemented fully and consistently across the Group’s businesses and operations.
     The overall objective of the external assurance and data verification programme is to provide assurance that the material in the Sustainable development review is relevant, complete, accurate and responsive, and, in particular, that Rio Tinto’s policies and programmes are reflected in implementation activities at operations. In 2005, Environmental Resources Management (ERM) undertook the external assurance and data verification programme and the results are available in Rio Tinto’s Sustainable development review (previously the Social and environment review).

Competition
Rio Tinto has adopted a specific antitrust policy requiring all employees to compete fairly and to comply with relevant laws and regulations. Under the policy, guidance is provided on contacts with competitors and benchmarking as well as implementation of the policy in individual businesses. As integral parts of the policy, all relevant employees receive regular training and are required to certify annually that they are not aware of any antitrust violations. No violations were reported in 2005.

Rio Tinto 2005 Form 20-F	80

Back to Contents

Item 6.	Directors, Senior Management and Employees

CHAIRMAN

Paul Skinner BA (Hons) (Law), DpBA (Business Administration) age 61
Appointment and election
Director of Rio Tinto plc and Rio Tinto Limited since 2001 and was appointed chairman of the Group in November 2003. Paul was last re-elected by shareholders in 2005 and is chairman of the Nominations committee (note b).
Skills and experience
Paul graduated in law from Cambridge University and in business administration from Manchester Business School. He was previously a managing director of The “Shell” Transport and Trading Company plc and group managing director of The Royal Dutch/Shell Group of Companies, for whom he had worked since 1966. During his career he worked in all Shell’s main businesses, including senior appointments in the UK, Greece, Nigeria, New Zealand and Norway. He was CEO of its global Oil Products business from 1999 to 2003.
Other external appointments (current and recent)
Director of Standard Chartered plc since 2003.
Director of the Tetra Laval Group since 2005.
Director of Air Liquide since May 2006.
Chairman of the International Chamber of Commerce (UK) since 2005.
Member of the board of INSEAD business school since 1999.
Director of the Defence Management Board of the Ministry of Defence since June 2006.
Director of The ‘Shell’ Transport and Trading Company plc from 2000 to 2003.

CHIEF EXECUTIVE

Leigh Clifford B Eng (Mining), M Eng Sci age 58
Appointment and election
Director of Rio Tinto plc since 1994 and Rio Tinto Limited since 1995 and was appointed chief executive in 2000. Leigh was last re-elected by shareholders in 2006.
Skills and experience
Leigh graduated from the University of Melbourne as a mining engineer and gained a Master of Engineering Science from the same University. He has held various roles in the Group’s coal and metalliferous operations since joining in 1970, including managing director of Rio Tinto Limited and chief executive of the Energy group. He was a member of the Coal Industry Advisory Board of the International Energy Agency for a number of years and its chairman from 1998 to 2000.
Other external appointments (current and recent)
Director Barclays Bank plc since 2004.
Director of Freeport-McMoRan Copper & Gold Inc between 2000 and 2004.

EXECUTIVE DIRECTORS

Tom Albanese BS (Mineral Economics) MS (Mining Engineering) age 48
Appointment and election
Director of Rio Tinto plc and Rio Tinto Limited since 7 March 2006. Tom was elected by the shareholders in 2006.
Skills and experience
Tom will continue as chief executive of the Copper group and head of Exploration until 1 July 2006 when he will be appointed director, Group Resources. He joined Rio Tinto in 1993 on Rio Tinto’s acquisition of Nerco and has held a series of management positions before being appointed chief executive of the Industrial Minerals group in 2000.
Other external appointments (current and recent)
Director of Palabora Mining Company (South Africa listed company) from 2004 to present.
Executive Committee of International Copper Association since 2004.

Guy Elliott MA (Oxon) MBA (INSEAD) age 50
Appointment and election
Finance director of Rio Tinto plc and Rio Tinto Limited since 2002. Guy was last re-elected by shareholders in 2004.
Skills and experience
Guy joined the Group in 1980 after gaining an MBA. He has subsequently held a variety of commercial and management positions, including head of Business Evaluation and president of Rio Tinto Brasil.
Other external appointments (current and recent)
None.

Rio Tinto 2005 Form 20-F	81

Back to Contents

NON EXECUTIVE DIRECTORS

Dr Ashton Calvert AC, BSc (Hons) (TAS), DPhil (Oxon), Hon DSc (Tas) age 60
Appointment and election
Director of Rio Tinto plc and Rio Tinto Limited since 1 February 2005. Ashton was elected by shareholders in 2005 (notes b, d and e).
Skills and experience
Ashton retired as secretary of the Department of Foreign Affairs and Trade of the Government of Australia in January 2005 after six and a half years in that position. He was educated at the University of Tasmania and, as a Rhodes scholar, also gained a doctorate in mathematics from Oxford University. During his career in the Australian foreign service he held appointments in Washington and, on four occasions, in Tokyo, where he was ambassador prior to his appointment as secretary. In these and other roles he developed extensive experience of the Asian countries which represent key markets for Rio Tinto.
Other external appointments (current and recent)
Director of Woodside Petroleum Limited since 2005.
Director of The Australian Trade Commission between 1998 and 2005.
Director of The Export Finance and Insurance Corporation between 1998 and 2005.
Director of The Australian Strategic Policy Institute between 2001 and 2005 .

Sir David Clementi MA, MBA, FCA age 57
Appointment and election
Director of Rio Tinto plc and Rio Tinto Limited since 2003. Sir David was re-elected by the shareholders in 2006 (notes a, c and e).
Skills and experience
Sir David is chairman of Prudential plc, prior to which he was Deputy Governor of the Bank of England. His earlier career was with Kleinwort Benson where he spent 22 years, holding various positions including chief executive and vice chairman. A graduate of Oxford University and a qualified chartered accountant, Sir David also holds an MBA from Harvard Business School.
Other external appointments (current and recent)
Chairman of Prudential plc since 2002.
Member of the Financial Reporting Council since 2003.

Vivienne Cox MA (Oxon), MBA (INSEAD) age 46
Appointment and election
Director of Rio Tinto plc and Rio Tinto Limited since February 2005. Vivienne was elected by shareholders in 2005 (notes a and e).
Skills and experience
Vivienne is currently executive vice president of BP p.l.c. for Gas Power & Renewables and Integrated Supply & Trading. She is a member of the BP group chief executive’s committee. She holds degrees in chemistry from Oxford University and in business administration from INSEAD. During her career in BP she has worked in chemicals, exploration, finance, and refining and marketing.
Other external appointments (current and recent)
Non Executive Director of Eurotunnel plc between 2001 and 2004.

Sir Rod Eddington B.Eng M.Eng (University of Western Australia), D.Phil (Oxon) age 55
Appointment and election
Director of Rio Tinto plc and Rio Tinto Limited since 2005. Sir Rod was elected by the shareholders in 2006 (notes b, d and e).
Skills and experience
Sir Rod was chief executive of British Airways Plc until the end of September 2005. Prior to his role with British Airways, Sir Rod was Managing Director of Cathay Pacific Airways from 1992-1996 and Executive Chairman of Ansett Airlines from 1997-2000. He is also Chairman of the EU/Hong Kong Business Co-operation Committee of the Hong Kong Trade Development Council.
Other external appointments (current and recent)
Director of John Swire & Son Pty Limited since 1997.
Director of News Corporation plc since 1999.
Non executive chairman of JPMorgan Australia and New Zealand since January 2006.
Director of CLP Holdings since January 2006.
Director of Record Investments Limited since June 2006.

Rio Tinto 2005 Form 20-F	82

Back to Contents

Michael Fitzpatrick B.Eng (University of Western Australia), BA (Oxon)) age 53
Appointment and election
Appointed as a director of Rio Tinto plc and Rio Tinto Limited on 6 June 2006 and will stand for election by the shareholders at the 2007 annual general meetings.
Skills and experience
Michael was the Managing Director of Hastings Fund Management, the pioneering infrastructure asset management company, which he founded in 1994 and in which he has recently sold his interests and ceased to be a director. Prior to this role he was an executive director of CS First Boston Australia Limited.
Other external appointments (current and recent)
Chairman of Treasury Group Limited since November 2005 (director since 2004).
Chairman of the Victoria Funds Management Corporation.
Managing director of Hastings Funds Management between 1994 and 2006.
Director of Pacific Hydro Limited between 1996 and 2004.
Director of The Walter & Eliza Hall Institute of Medical Research
Commissioner of the Australian Football League and a former chairman of the Australian Sports Commission.

Richard Goodmanson MBA (Columbia University), B. Economics, B. Commerce (University of Queensland), B. Eng. – Civil (Royal Military College, Duntroon) age 58
Appointment and election
Director of Rio Tinto plc and Rio Tinto Limited since 2004. He was elected by shareholders in 2005 and is chairman of the Committee on social and environmental accountability (notes c, d and e)
Skills and experience
Richard is executive vice president and chief operating officer of DuPont and holds degrees in civil engineering, economics, commerce and a masters of business administration. During his career he has worked at senior levels for McKinsey & Co, PepsiCo and American West Airlines, where he was president and CEO. He joined DuPont in early 1999 and in his current position has responsibility for a number of the global functions, and for the non US operations of DuPont with particular focus on growth in emerging markets.
Other external appointments (current and recent)
Chairman of the United Way of Delaware since January 2006 (director since 2002).
Director of the Boise Cascade Corporation between 2000 and 2004.

Andrew Gould BA FCA age 59
Appointment and election
Director of Rio Tinto plc and Rio Tinto Limited since 2002. Andrew was re-elected by the shareholders in 2006. He is also chairman of the Audit committee (notes a, c and e).
Skills and experience
Andrew is chairman and chief executive officer of Schlumberger Limited, where he has held a succession of financial and operational management positions, including that of executive vice president of Schlumberger Oilfield Services and president and chief operating officer of Schlumberger Limited. He has worked in Asia, Europe and the US. He joined Schlumberger in 1975. He holds a degree in economic history from Cardiff University and qualified as a chartered accountant with Ernst & Young.
Other external appointments (current and recent)
Chairman and Chief Executive Officer of Schlumberger Limited since 2003.
Member of the UK Prime Minister’s Council of Science and Technology.

Lord Kerr of Kinlochard GCMG MA age 64
Appointment and election
Director of Rio Tinto plc and Rio Tinto Limited since 2003. He was elected by shareholders in 2004 (notes a, d and e).
Skills and experience
After reading history at Oxford Lord Kerr was a member of the UK Diplomatic Service for 36 years, heading the Service from 1997 to 2002 as Permanent Under Secretary at the Foreign Office. On a secondment to the UK Treasury he was principal private secretary to two Chancellors of the Exchequer. His service abroad included spells as Ambassador to the European Union from 1990 to 1995, and to the US from 1995 to 1997. Secretary-General, EU Constitutional Convention 2002-3. Member of the House of Lords since 2004.
Other external appointments (current and recent)
Deputy Chairman of Royal Dutch Shell plc since 2005.
Director of The “Shell” Transport and Trading Company plc 2002 – 2005.
Director of The Scottish American Investment Trust plc since 2002.
Chairman of the Court and Council of Imperial College, London since 2005.
Trustee of the Rhodes Trust since 1997. Fulbright Commissioner since 2004.
Trustee of the National Gallery since 2002; Trustee of the Carnegie Trust since 2005.

Rio Tinto 2005 Form 20-F	83

Back to Contents

David Mayhew age 65
Appointment and election
Director of Rio Tinto plc and Rio Tinto Limited since 2000. He was last re-elected by the shareholders in 2006 (note b).
Skills and experience
David joined Cazenove in 1969 from Panmure Gordon. In 1972 he became the firm’s dealing partner and was subsequently responsible for the Institutional Broking Department and from 1986 until 2001when he was appointed Chairman, he was the partner in charge of the firm’s Capital Markets Department.
Other external appointments (current and recent)
Chairman of Cazenove Group plc since 2001.

Sir Richard Sykes BSc (Microbiology) PhD (Microbial Biochemistry), DSc, Kt, FRS, FMedSci age 63
Appointment and election
Director of Rio Tinto plc and Rio Tinto Limited since 1997. Sir Richard was appointed the senior non executive director in 2005. He was last re-elected by shareholders in 2004 and is Chairman of the Remuneration committee (notes b, c and e).
Skills and experience
After reading microbiology at the University of London, Sir Richard obtained doctorates in microbial chemistry and in science from the University of Bristol and the University of London respectively. A former chairman of GlaxoSmithKline plc Sir Richard is a Fellow of the Royal Society.
Other external appointments (current and recent)
Director of Lonza Group Limited since 2003, Deputy Chairman since 2005.
Chairman of the Healthcare Advisory Group (Apax Partners Limited) since 2002.
Chairman of Metabometrix Limited since 2004. Director of Merlion Pharmaceuticals Pte Limited since 2005.
Director of Abraxis BioScience since 2005.
Chairman of Medeus (later Zeneus) Holdings Limited between 2004 and 2005.
Chairman of GlaxoSmithKline plc between 2000 and 2002.
Rector of Imperial College, London since 2001.
Trustee of the Natural History Museum, London between 1996 and 2005 and of the Royal Botanic Gardens, Kew between 2003 and 2005.

DIRECTORS WHO LEFT THE GROUP DURING 2005

Robert Adams BSc MSc
Appointment and election
Director of Rio Tinto plc in 1991 and of Rio Tinto Limited in 1995 until 2005
Skills and experience
Bob, who died at home in January 2005, joined the Group in 1970 after reading natural sciences and economics and subsequently gaining an MSc from the London Business School. He had a long distinguished career with Rio Tinto becoming the director with responsibility for planning and development.
Other external appointments
Director of Foreign & Colonial Investment Trust plc from 1999 until his death in 2005.

Leon Davis AO, ASAIT, DSc (hc) Curtin University, University of Queensland, University South Australia, FAIMM, FRACI.
Appointment and election
Director Rio Tinto plc since 1991 and of Rio Tinto Limited since 1994 until 2005.
Skills and experience
Leon, who retired at the conclusion of the 2005 annual general meetings, was the Group’s Australia based non executive deputy chairman. He is a metallurgist and during nearly 50 years with the Group he held a number of managerial posts around the world, ultimately as chief executive from 1997 to 2000.
Other external appointments (upon leaving the Group)
Chairman of Westpac Banking Corporation since 2000.
Director of Huysmans Pty Limited since 2000. Director of Trouin Pty Limited since 2000.
President of the board of The Walter and Eliza Hall Institute of Medical Research since 2003.
Director of Codan Pty. Limited between 2000 and 2004.

Sir Richard Giordano LLB, hon. Dr of Law.
Appointment and election
Director of Rio Tinto plc since 1991 and Rio Tinto Limited since 1995 until 2005
Skills and experience
Sir Richard, who retired at the conclusion of the 2005 annual general meetings, was the senior non executive director, a deputy chairman and also chairman of the Audit committee. A lawyer by training, he spent 12 years at BOC Group, first as chief executive, then chairman. In 1993, Sir Richard became a director of British Gas, assuming the role of chairman in 1994. Sir Richard is also a former chairman of BG Group plc.

Rio Tinto 2005 Form 20-F	84

Back to Contents

Other external appointments (upon leaving the Group)
Director of Georgia Pacific Corporation since 1985 Trustee of Carnegie Endowment for International Peace since 2000.

John Morschel (Diploma in Quantity Surveying)
Appointment and election
Director of Rio Tinto between 1998 and 2005.
Skills and experienc
John, who retired at the conclusion of the 2005 annual general meetings, was educated in Australia and the US, where he spent most of his career with Lend Lease Corporation Limited in Australia, culminating as managing director. This was followed by two years as an executive director of the Westpac Banking Corporation
Other external appointments (upon leaving the Group)
Chairman of Rinker Group Limited since April 2003.
Director of ANZ Banking Group since October 2004.
Director of Singapore Telecommunications Limited from September 2001.
Chairman of CSR Limited between May 2001 and April 2003.
Chairman of Leighton Holdings Limited between November 2001 and March 2004.

Notes
(a)	Audit committee
(Sir David Clementi, Vivienne Cox, Andrew Gould and Lord Kerr of Kinlochard)
(b)	Nominations committee
(Paul Skinner, Ashton Calvert, Sir Rod Eddington, David Mayhew and Sir Richard Sykes)
(c)	Remuneration committee
(Sir David Clementi, Richard Goodmanson, Andrew Gould and Sir Richard Sykes)
(d)	Committee on social and environmental accountability
(Ashton Calvert, Sir Rod Eddington, Richard Goodmanson and Lord Kerr of Kinlochard)
(e)	Independent
(Ashton Calvert, Sir David Clementi, Vivienne Cox, Sir Rod Eddington, Richard Goodmanson, Andrew Gould, Lord Kerr of Kinlochard, Sir Richard Sykes)

PRODUCT GROUP CHIEF EXECUTIVES

Preston Chiaro BSc (Hons) Environmental Engineering, MEng Environmental Engineering), age 52
Skills and experience
Preston was appointed chief executive of the Energy group in September 2003. He heads the Group’s climate change and sustainable development leadership panels. He joined the Group in 1991 at Kennecott Utah Copper’s Bingham Canyon mine as vice president, technical services. In 1995 he became vice president and general manager of Boron operations in California. He was chief executive of Rio Tinto Borax from 1999 to 2003.
Other external appointments (current and recent)
Director of the World Coal Institute since 2003.
Chairman of the Coal Industry Advisory Board to the International Energy Agency since 2004.
Director of Energy Resources of Australia, since 2003.
Director of Rössing Uranium Limited since 2003.
Director of Coal & Allied Industries Limited since 2003.

Oscar Groeneveld BE (Mining), MSc, DIC age 52
Skills and experience
Oscar has been with the Group for 30 years and was appointed chief executive of the Aluminium group in October 2004. He has qualifications in engineering, science and management and is also responsible for Rio Tinto Japan, Kennecott Land and heads the Group’s Safety Leadership Panel. He has occupied senior roles in coal, aluminium and technology and was Copper group chief executive from 1999 to 2004. He was an executive director of the Group from 1998 to 2004.
Other external appointments (current and recent)
Australian Aluminium Council since 2004 . International Aluminium Association since 2004.
Director of Rio Tinto plc between 1998 and 2004.
Director of Rio Tinto Limited between 1998 and 2004.
Director of Freeport-McMoRan Copper & Gold Inc between 1999 and 2004.
Director of Palabora Mining Company Limited between 1999 and 2004.

Keith Johnson BSc (mathematics), MBA age 44
Skills and experience
Keith was appointed chief executive, Diamonds in 2003. He holds degrees in mathematics and management and is a Fellow of the Royal Statistical Society. Prior to joining Rio Tinto he worked in analytical roles in the UK Treasury, private consulting and the oil industry. He joined Rio Tinto in 1991 and has held a series of management positions including head of Business Evaluation and most recently as managing director of Comalco Mining and Refining.

Rio Tinto 2005 Form 20-F	85

Back to Contents

Andrew Mackenzie BSc (geology), PhD (chemistry) age 49
Skills and experience
Andrew joined Rio Tinto in 2004 as chief executive Industrial Minerals, previously he had been group vice president, BP Petrochemicals. He spent 22 years with BP primarily in the UK and North America in senior positions including head of Capital Markets in BP Finance, chief reservoir engineer with oversight of oil and gas reserves and production, head of Government and Public Affairs worldwide and group vice president Technology which included responsibility for research and development and engineering.
Other external appointments (current and recent)
Director of Centrica plc since 2005.
Trustee of Demos since 1998.

Sam Walsh B Com (Melbourne) age 56
Skills and experience
Sam was appointed chief executive of the Iron Ore group in 2004. He joined Rio Tinto in 1991, following 20 years in the automotive industry at General Motors and Nissan Australia. He has held a number of management positions within the Group, including managing director of Comalco Foundry Products, CRA Industrial Products, Hamersley Iron Sales and Marketing, Hamersley Iron Operations, vice president of Rio Tinto Iron Ore (with responsibility for Hamersley Iron and Robe River) and from 2001 to 2004 chief executive of the Aluminium group. Sam is also a Fellow of the Australian Institute of Management and the Australian Institute of Mining and Metallurgy.
Other external appointments (current and recent)
Director of the Western Australian Chamber of Commerce and Industry since 2005.
Director of the Australian Mines and Metals Association, between 2001 and 2005.
Director of the Australian Chamber of Commerce and Industry, between 2003 and 2005.

Note
For accounting standards purposes (IAS 24 and AASB 124) the Group’s key management personnel as defined, comprises the directors and the five product group chief executives.

COMPANY SECRETARIES

Anette Lawless MA, FCIS age 49
Skills and experience
Anette joined Rio Tinto in 1998 and became company secretary of Rio Tinto plc in 2000. Before joining Rio Tinto, she spent 11 years with Pearson plc, five of which as company secretary. She qualified as a chartered secretary in 1989 and became a fellow of the ICSA in 1992. She also holds an MA from the Copenhagen Business School.
Other external appointments (current and recent)
Member of the Regulatory Decisions Committee of the UK Financial Services Authority since 2001.

Stephen Consedine B Bus CPA age 44
Skills and experience: Stephen joined Rio Tinto in 1983 and has held various positions in Accounting, Treasury, and Employee Services before becoming company secretary of Rio Tinto Limited in 2002. He holds a bachelor of business and is a certified practising accountant.

EMPLOYEES

Information on the Group’s employees including their costs, is on page 76, and in Notes 4 and 37 to the 2005 Financial statements.

REMUNERATION

The Remuneration report to shareholders dated 24 February 2006 has been reproduced below, except that the page numbers have been revised to reflect those in this combined annual report on Form 20-F, Tables 3, 4 and 5 have been augmented to show share interests as at the latest practicable date and the references to auditable information have been deleted because they do not apply to this document.
     Tom Albanese was appointed as an executive director on 7 March 2006. He will continue as chief executive of the Copper group and head of Exploration until 1 July 2006 when he will be appointed director, Group Resources.

Rio Tinto 2005 Form 20-F	86

Back to Contents

Remuneration report

Introduction
The board of Rio Tinto has pleasure in presenting the Remuneration report to shareholders. The report covers the following information: a description of the Remuneration committee and its duties;
•	a description of the policy on directors’, product group chief executives’ and company secretaries’ remuneration;
•	a résumé of the terms of executive directors’ and product group chief executives’ contracts and non executive directors’ letters of appointment;
•	details of each director’s and product group chief executive’s remuneration and awards under long term incentive plans and the link to corporate performance;
•	details of directors’ and product group chief executives’ interests in Rio Tinto shares; and
•	graphs illustrating Group performance, including relative to the HSBC Global Mining Companies’ Index.

Rio Tinto is subject to a number of different reporting requirements for the contents of the Remuneration report. The Australian Corporations Act requires certain disclosures in respect of the five highest paid executives below board level, and Australian and International accounting standards (AASB 124 and IAS 24 respectively) both require additional disclosures for “key management personnel”. The board has considered the definition of “key management personnel” and has decided that, in addition to the executive and non executive directors, they comprise the six product group chief executives. In the remainder of this report, the executive directors and the product group chief executives will collectively be referred to as the executives.

Remuneration committee
The following independent, non executive directors were members of the Remuneration committee during 2005:
•	Sir Richard Sykes (chairman)
•	Sir David Clementi
•	Richard Goodmanson
•	Andrew Gould
•	John Morschel (to 29 April 2005)

The committee met four times during 2005. Members’ attendance is set out on page 114. The committee’s responsibilities are set out in its Terms of Reference which can be viewed on Rio Tinto’s website. They include:
•	recommending remuneration policy relating to the executives to the board;
•	reviewing and determining the remuneration of the executives and the company secretary of Rio Tinto plc;
•	reviewing and agreeing management’s strategy for remuneration and conditions of employment for managers other than the executives;
•	monitoring the effectiveness and appropriateness of general executive remuneration policy and practice; and
•	recommending any changes to the chairman’s fees.

Jeffery Kortum, Group adviser, remuneration, attends the committee’s meetings in an advisory capacity. The chairman, Paul Skinner, and the chief executive, Leigh Clifford, also participated in meetings at the invitation of the committee, but were not present when issues relating to their own remuneration were discussed. Anette Lawless, the company secretary of Rio Tinto plc, acts as secretary to the committee, but is not present when issues relating to her remuneration are discussed.
     In 2004, the committee appointed Kepler Associates, an independent remuneration consultancy, to provide advice on executive remuneration matters. Apart from providing specialist remuneration advice, Kepler Associates has no links to the Group.
     To carry out its duties in accordance with its Terms of Reference, the committee monitors global remuneration trends and developments and draws on a range of external sources of data, including publications by remuneration consultants Towers Perrin, Hay Group and Watson Wyatt.

Corporate governance
The committee reviewed its Terms of Reference in 2005 and concluded that, in the course of its business, it had covered the main duties set out in the Combined Code, published by the UK Financial Reporting Council, and Principle 9 of the ASX Best Practice Corporate Governance Guidelines, and was constituted in accordance with the requirements of the Code and the ASX Best Practice Corporate Governance Guidelines.
     The board considered the performance of the committee and confirmed that the committee had satisfactorily performed the duties set out in its Terms of Reference.
     The 2004 Remuneration report was approved by shareholders at the 2005 annual general meetings.

Rio Tinto 2005 Form 20-F	87

Back to Contents

Executive remuneration
Board policy
Rio Tinto operates in a global market, where it competes for a limited resource of talented, internationally mobile executives. It recognises that to achieve its business objectives, the Group needs high quality, committed people.
Rio Tinto has, therefore, designed an executive remuneration policy to support its business goals by enabling it to attract, retain and appropriately reward executives of the calibre necessary to produce very high levels of performance. The main principles of the Group’s executive remuneration policy are:
•	to provide total remuneration which is competitive in structure and quantum with comparator companies’ practices in the regions and markets within which the Group operates;
•	to achieve clear alignment between total remuneration and delivered business and personal performance, with particular emphasis on shareholder value creation;
•	to link variable elements of remuneration to the achievement of challenging performance criteria that are consistent with the best interests of the Group and shareholders over the short, medium and long term;
•	to provide an appropriate balance of fixed and variable remuneration; and
•	to provide appropriate relativities between executives globally, in order to support executive placements to meet the needs of the Group.

The composition of total remuneration packages for senior management, including the remuneration of the company secretaries, is designed to provide an appropriate balance between the fixed and variable components. This is in line with Rio Tinto’s stated objective of aligning total remuneration with personal and business performance. Details of executives’ remuneration composition are set out in Table 1 on pages 98 to 100.
Executive remuneration is explicitly related to business performance through:

•	the Short Term Incentive Plan, which is based on assessment of personal performance as well as Group and relevant product group underlying earnings and safety targets established by the
•	Remuneration committee each year;
•	the Share Option Plan and Mining Companies Comparative Plan, which link vesting of options or shares to Rio Tinto total shareholder return performance relative to that of other nominated comparator companies.
The Group’s return to shareholders over the last five years is set out in the table on page 93.

Remuneration components
Base salary
Base salaries for executives are reviewed annually, taking into account the nature of the individual executive’s role, external market trends and business and personal performance. The Remuneration committee uses a range of international companies of a similar size, global reach and complexity to make this comparison.

Short term incentive plan (STIP)
STIP provides an annual cash bonus opportunity for participants and is designed to support overall remuneration policy by:
•	focusing participants on achieving goals which contribute to sustainable shareholder value; and
•	providing significant bonus differential based on performance against challenging personal, business, and other targets, including safety.

The Remuneration committee reviews and approves performance targets and objectives for executives annually. Executive directors’ STIP payments are linked to three performance criteria: Group financial performance, Group safety performance and personal performance. Product group chief executives’ STIP payments are linked to Group and product group financial performance, product group safety performance and personal performance. Group and product group financial performance is partly measured on an actual underlying earnings basis and partly on a basis normalised for fluctuations of market prices and exchange rates.
     The target level of bonus for executives for 2006 is 60 per cent of salary, the same as 2005. Executives may receive up to twice their target (ie up to 120 per cent of salary) for exceptional performance against all criteria.
      Details relating to STIP awards for 2005 are on pages 93 to 94.

Long term incentives
Shareholders approved two long term incentives at the annual general meetings in 2004, the Share Option Plan and the Mining Companies Comparative Plan.
     These are intended to provide the Remuneration committee with a means of linking management’s rewards to Group performance. The committee regards total shareholder return (TSR) as the most appropriate measure of a company’s performance for the purpose of share based long term incentives and a TSR performance measure is therefore applied to both plans.

Rio Tinto 2005 Form 20-F	88

Back to Contents

Share Option Plan (SOP)
Each year, the Remuneration committee considers whether a grant of options should be made under the SOP, and if so, at what level. In arriving at a decision, the committee takes into consideration the personal performance of each executive as well as local remuneration practice.
     No options will become exercisable unless the Group has met stretching performance conditions. In addition, before approving any vesting and irrespective of performance against the respective performance conditions, the Remuneration committee retains discretion to satisfy itself that the TSR performance is a genuine reflection of underlying financial performance.
     Under the plan, approved by shareholders at the 2004 annual general meetings, vesting is subject to Rio Tinto’s TSR equalling or outperforming the HSBC Global Mining Index over a three-year performance period. The HSBC Global Mining Index covers the mining industry in 27 countries. Rio Tinto’s TSR is calculated as a weighted average of the TSR of Rio Tinto plc and Rio Tinto Limited. If TSR performance equals the index, the higher of one third of the original grant or 20,000 options will vest (subject to the actual grant level not being exceeded). The full grant vests if the TSR performance is equal to or greater than the HSBC Global Mining Index plus five per cent per annum. TSR performance at this level historically has been equivalent to the upper quartile of companies in the index. Between these points, options vest on a sliding scale, with no options becoming exercisable for a three year TSR performance below the index.
     Options granted under the 2004 plan before 31 December 2006 will be subject to a single fixed base retest five years after grant if they have not vested after the initial three year performance period, with options granted after 31 December 2006 not subject to any retest. These latter options will, therefore, lapse if they do not vest at the conclusion of the three year performance period. Options granted during 2006 will be the last which will be subject to a potential re-test.
     Prior to any options being released to participants for exercise, the Group’s performance against the criteria relevant to the SOP is examined and verified by the external auditors. If Rio Tinto were subject to a change of control or a company restructuring, options would become exercisable subject to the satisfaction of the performance condition measured at the time of the takeover or restructure.
     Where an option holder dies in service, qualifying options vest immediately, regardless of whether the performance conditions have been satisfied. The estate will have 12 months in which to exercise the options.
The maximum grant under the SOP is three times salary, based on the average share price over the previous financial year. Under the SOP, no options are granted at a discount and no amount is paid or payable by the recipient on receipt of the options. Executives may, however, be granted options at a discount under the Rio Tinto Share Savings Plan, described under ‘Share based remuneration not dependent on performance’ below.
For SOP grants made prior to 2004:
•	two thirds of options vest when growth in the Group’s adjusted earnings per share (under UK GAAP) for a three year performance period is at least nine percentage points higher than US inflation over the same period, as measured by the US Consumer Price Index;
•	the balance of the grant vests when growth of at least 12 percentage points above US inflation has been achieved;
•	Rio Tinto performance is tested against the performance condition after three years; and
•	there is an annual retest on a three year rolling basis until options fully vest or lapse at the end of the option period.
All remaining open options granted on this basis (under the Plan approved in 1998) will have vested on or before 7 March 2006.

Mining Companies Comparative Plan (MCCP)
Rio Tinto’s performance share plan, the MCCP, provides participants with a conditional right to receive shares. The conditional awards will only vest if performance conditions approved by the committee are satisfied. Again, were there to be a change of control or a company restructuring, the awards would only vest subject to the satisfaction of the performance condition measured at the time of the takeover or restructuring. Additionally, if a performance period is deemed to end during the first 12 months after the conditional award is made, that award will be reduced pro-rata. These conditional awards are not pensionable.
     The performance condition compares Rio Tinto’s TSR with the TSR of a comparator group of 15 other international mining companies over the same four year period. The composition of this comparator group is reviewed regularly by the committee to provide continued relevance in a consolidating industry. The members of this group relevant to the 2005 conditional award are listed in the note below the ranking table on page 90. The comparator group for the 2006 conditional award will be determined by the Remuneration committee prior to approving the award.
     The maximum conditional award size under the current MCCP is two times salary, calculated using the average share price over the previous financial year.
     The following table shows the percentage of each conditional award which will be received by executives based on Rio Tinto’s four year TSR performance relative to the comparator group for conditional awards made after 1 January 2004:

Ranking in comparator group
	1st-2nd	3rd	4th	5th	6th	7th	8th	9th-16th

%	150	125	100	83.75	67.5	51.25	35	—

Rio Tinto 2005 Form 20-F	89

Back to Contents

The historical ranking of Rio Tinto in relation to the comparator group is shown in the following table:
Ranking of Rio Tinto versus comparator companies
Period	Ranking out of 16

1993 - 97	4
1994 - 98	4
1995 - 99	2
1996 - 00	2
1997 - 01	2
1998 - 02	3
1999 - 03	7
2000 - 04	11
2001 - 05	10

Note
Comparator companies for the 2005 Conditional Award were:
Alcan, Alcoa, Anglo American, Barrick Gold, BHP Billiton, Freeport, Grupo Mexico, INCO, Newmont, Noranda, Phelps Dodge, Placer Dome, Teck Cominco, WMC Resources and Xstrata

Before awards are released to participants, the external auditors and Kepler Associates independently review the Group’s TSR performance compared to that of the comparator companies.
     Awards are released to participants as either Rio Tinto plc or Rio Tinto Limited shares or as an equivalent amount in cash. In addition, for MCCP Conditional Awards made after 1 January 2004, a cash payment equivalent to the dividends that would have accrued on the vested number of shares over the four year period will be made to executive directors and product group chief executives.
     Shares to satisfy the vesting may be treasury shares, shares purchased in the market, by subscription, or, in the case of Rio Tinto Limited, transfers of existing shares.

Post employment benefits
Under current pension arrangements, executives are normally expected to retire at the age of 60, except executives with Australian employment contracts, who would normally be expected to retire at age 62. In 2004, Leigh Clifford’s contractual retirement age was reduced from 62 to 60, with a corresponding change to his retirement arrangements.

United Kingdom
Guy Elliott participates in the non contributory Rio Tinto Pension Fund, a funded, Inland Revenue approved, occupational pension scheme. The fund provides both defined benefit and defined contribution benefits. In April 2005, the defined benefit section of the Rio Tinto Pension Fund was closed to new participants.
     Guy Elliott is a member of the defined benefit section, accruing a pension from normal retirement age at 60 of two thirds final pensionable salary, subject to completion of 20 years’ service. Proportionally lower benefits are payable for shorter service or, if, having attained 20 years’ service, retirement is taken prior to the age of 60. Members of the defined benefit section who retire early may draw a pension reduced by approximately four per cent a year for each year of early payment from age 50 onwards. Spouse and dependants’ pensions are also provided. Pensions paid from this section are guaranteed to increase annually in line with increases in the UK Retail Price Index subject to a maximum of ten per cent per annum. Increases above this level are discretionary.
     During 2005, no Company cash contributions were paid into the Rio Tinto Pension Fund as the fund remained fully funded.
     Rio Tinto has reviewed its pension policy in the light of the legislation changes being introduced from April 2006, which will remove the earnings “cap” and introduce a Lifetime Allowance. The Rio Tinto Pension Fund is being amended to incorporate a fund specific limit equivalent to the earnings cap for all members previously affected; unfunded benefits will continue to be provided, where already promised, on pensionable salary above the fund specific limit. There will be no change to the pension promise in place for the current executive director, and the unfunded arrangements described above may be utilised to deliver this promise.

Australia
Leigh Clifford, is a member of the Rio Tinto Staff Superannuation Fund, a funded superannuation fund regulated by Australian legislation. The fund provides both defined benefit and defined contribution benefits. He is a defined benefit member, accruing lump sums payable on retirement. Retirement benefits are limited to a lump sum multiple of up to seven times final basic salary at age 62, although, as stated above, Leigh Clifford will retire at age 60. For retirement after 62, the benefit increases to up to 7.6 times average salary at age 65.
     Death in service and disablement benefits are provided as lump sums and are equal to the prospective age 65 retirement benefit. Proportionate benefits are also payable on termination of employment for ill health or resignation.
     Executives are not required to pay contributions. During 2005, Company cash contributions were paid into the Rio Tinto Staff Superannuation Fund to fund members’ defined benefit and defined contribution benefits.

Other pensionable benefits
The percentage of total remuneration which is dependent on performance is substantial. The committee considers it appropriate that a proportion of this “at risk” pay should be pensionable. Annual STIP awards are pensionable up to a

Rio Tinto 2005 Form 20-F	90

Back to Contents

maximum value of 20 per cent of basic salary. For Australian participants this results in a defined contribution payment equivalent to 20 per cent of the pensionable component of STIP and does not impact the defined benefit component.
     The Remuneration committee has determined that for any new executive directors, STIP will not be pensionable.
     Details of directors’ pension and superannuation entitlements are set out in Table 2 on page 101.

Performance and non performance related remuneration
Total remuneration is a combination of fixed and performance related elements, each of which is described in this report. In addition, some executives have specific arrangements for remuneration outside the performance and non performance related remuneration. These include expatriate/secondment packages, which may include items such as housing benefit, assistance with incremental school fees and tax equalisation. Other compensation includes medical insurance and the provision of a company car and fuel, or an allowance in lieu. The total remuneration for executives shown in Table 1 includes these non performance related items, which are specific to the circumstances of each executive.
     The performance related, or variable, elements are the short and long term incentive plans, which are linked to achievement of business and personal performance goals and are, therefore, “at risk”. The rest of the elements of the package are “fixed”, as they are not at risk, although some, such as base salary, are also related to performance.
     Excluding post employment costs and expatriate secondment costs, employment costs and other benefits, the proportion of total direct remuneration provided by way of variable components, assuming target levels of performance, is approximately 68 per cent for the chief executive, 62 per cent for the finance director and between 62 per cent and 68 per cent for the product group chief executives. Variable components comprise the Short Term Incentive Plan, the Share Option Plan and the Mining Companies Comparative Plan (STIP, SOP and MCCP). The actual proportion of total direct remuneration provided by way of variable components is set out in Table 1 on pages 98 to 100 and may differ from these target percentages depending on Company and personal performance.

Share based remuneration not dependent on performance
Senior management may participate in share and share option plans that apply to all employees at particular locations and for which neither grant or vesting is subject to the satisfaction of a performance condition. These plans are consistent with standard remuneration practice whereby employees are offered share and option plan participation as part of their employment entitlements in order to encourage alignment with the long term performance of the Company.
     Executives employed in the Rio Tinto plc part of the Group may participate in the Rio Tinto plc Share Savings Plan, a savings related plan which is open to employees in the UK and elsewhere. Under the plan, participants can save up to £250 per month, or equivalent in local currency, for a maximum of five years. At the end of the savings period participants may exercise an option over shares granted at a discount of up to 20 per cent to the market value at the time of the grant. The number of options participants are entitled to is determined by the option price, the savings amount and the length of the savings contract. No consideration is paid or payable by the recipient on receipt of the options. The UK section of this plan is Inland Revenue approved.
     Eligible UK employees, including some of the executives, may also participate in the Rio Tinto Share Ownership Plan, an Inland Revenue approved share incentive plan which was approved by shareholders at the 2001 annual general meeting and introduced in 2002. Under this plan, participant employees can save up to £125 per month, which the plan administrator invests in Rio Tinto plc shares. Rio Tinto matches these purchases on a one for one basis. In addition, eligible employees may receive an annual award of Rio Tinto shares up to a maximum of five per cent of salary, subject to a cap of £3,000.
     Executives employed in the Rio Tinto Limited part of the Group may elect to participate in the Rio Tinto Limited Share Savings Plan, also introduced in 2001, which is similar to the Rio Tinto plc Share Savings Plan.

Service contracts
Each of the executives has a service contract with a Group company. Full details of remuneration provided during service are set out in this report.
It is the Group’s policy that the service contracts of all executives have no fixed term but be capable of termination giving no more than 12 months’ notice. Notice periods for executives are as follows:
Notice periods
Remaining
service period
	Date of	Notice	if less than
	Agreement	period	12 months

Executive directors
Leigh Clifford	30 Mar 2005	12 months	n/a
Guy Elliott	19 Jun 2002	12 months	n/a
Product group chief executives			n/a
Tom Albanese	3 Aug 2004	12 months	n/a
Preston Chiaro	30 Sep 2003	12 months	n/a
Oscar Groeneveld	1 Oct 2004	12 months	n/a
Keith Johnson	12 Mar 2004	12 months	n/a
Andrew Mackenzie	4 May 2004	12 months	n/a
Sam Walsh	3 Aug 2004	12 months	n/a

Rio Tinto 2005 Form 20-F	91

Back to Contents

Termination payments
Rio Tinto has retained the right to pay executives in lieu of notice. Given the wide variety of possible circumstances leading to early termination, the executives’ service contracts do not provide explicitly for compensation, but in the event of early termination, it is the Group’s policy to act fairly in all circumstances and the duty to mitigate would be taken into account. Compensation would not provide unmerited reward for poor performance.
     There were no termination payments made in 2005. However, a contractual payment was made to Christopher Renwick, a former product group chief executive, who left the Group on 1 December 2004, in respect of housing costs incurred as a consequence of his relocation during employment at the request of the Group. This payment is shown in Table 1 on pages 98 to 100 as a termination benefit in 2005 as it was paid after he left the Group.

Shareholding policy
In 2002, the committee decided that it would be appropriate to encourage executives to build up a substantial shareholding, aiming to reach a holding equal in value to two times base salary over five years. Details of executives’ share interests in the Group are set out in Table 3 on page 102.

Remuneration paid in 2005
Performance of Rio Tinto, product groups and individual executives
2005 was a year of generally very strong operational performance and was the second successive year of record results for the Group.
     To illustrate the performance of the Companies relative to their markets, graphs showing the performance of Rio Tinto plc in terms of TSR over the last five years, compared to the FTSE 100 Index and Rio Tinto Limited compared to the ASX All Ordinaries Index are reproduced below. A graph showing Rio Tinto’s performance relative to the HSBC Global Mining Index is also included to illustrate the performance of Rio Tinto relative to other mining companies. The effect of this performance on shareholder wealth is detailed in the table below.

TSR (£) – Rio Tinto plc vs FTSE 100
Total return basis
Index 2000 = 100

TSR (A$) – Rio Tinto Limited vs ASX All Share
Total return basis
Index 2000 = 100

TSR (US$) – Rio Tinto Group vs HSBC Global Mining Index
Total return basis
Index 2000 = 100

Rio Tinto 2005 Form 20-F	92

Back to Contents

Rio Tinto shareholder return 2001-2005
	Dividends per share	Share price		Share price		Total
	paid during the year	Rio Tinto plc		Rio Tinto Limited		shareholder
						return (TSR)
		1 Jan	31 Dec	1 Jan	31 Dec
	US cents	pence	pence	A$	A$	%

2005	83.5	1,533	2,655	39.12	69.00	77.5
2004	66.0	1,543	1,533	37.54	39.12	1.7
2003	60.5	1,240	1,543	33.95	37.54	27.9
2002	68.5	1,316	1,240	37.21	33.95	(2.3)
2001	58.5	1,178	1,316	29.44	37.21	15.5

Rio Tinto Group and product group performance during 2005, and over relevant performance periods ending at 31 December 2005, impacted executives’ remuneration as follows:

Share based awards
•	MCCP – Rio Tinto ranked tenth in the sixteen company comparator group at the completion of the four-year performance period ending 31 December 2005, resulting in zero vesting of the conditional award made to executives who were directors at the date of the conditional award. This group included Leigh Clifford, Guy Elliott and Oscar Groeneveld. The vesting shown in Table 4 on pages 103 to 106, for other product group chief executives, where relevant, is in accordance with the performance condition applicable to the 2002 award and represents 25 per cent of the original awards.
•	SOP – Rio Tinto EPS growth over the three years ending 31 December 2005 exceeded the level required by the applicable performance condition and this grant will vest in full on 7 March 2006.

Annual cash bonus
Cash bonuses (STIP) in respect of the 2005 performance period, to be paid in March 2006, are set out in Table 1 on pages 98 to 100 and the percentages awarded to each executive (or forfeited) are set out in the table on page 95. These bonuses were approved by the committee on the basis of delivered performance against financial, safety and personal targets and objectives for each executive.
     Financial performance was assessed against underlying earnings targets for the Group and relevant product group as established by the committee at the commencement of the performance period. The potential impact of fluctuations in exchange rates and some prices are outside the control of the Group. The committee therefore compares, on an equal weighting basis, both actual results and underlying performance. This approach is designed to ensure that the annual bonus reflects financial results and addresses underlying performance excluding the impact of prices and exchange rates. The committee retains discretion to consider underlying business performance in deciding STIP awards.
     The safety measures included Group or relevant product group lost time injury frequency rates (LTIFR) and overall assessment of progress against improvement targets in other safety measures, including all injury frequency rates (AIFR). These measures are chosen as they reflect the priority of safety at all Rio Tinto operations.
     Personal performance targets and objectives were established for each executive at the start of the performance period. These comprise a balanced set of measures for each individual that reflect current operational performance, as well as progress on initiatives and projects designed to grow the value of each business unit and the Rio Tinto portfolio. The targets and objectives chosen enable personal performance and the benefit accruing to shareholders in the long term to be mirrored in each of the executives’ “at risk” remuneration.

Rio Tinto 2005 Form 20-F	93

Back to Contents

To achieve linkage between business/financial and personal/non-financial performance and remuneration, each executive director’s STIP payment is calculated as a percentage of salary in accordance with the formula set out below:

Target STIP (60%)		Business / financial			Personal / non financial
		(score = 0% to 133%)			(score = 0% to 133%)

	x	75% weight	25% weight	x
		Group	Group		Personal targets
		financial results	safety performance		and objectives

For each product group chief executive, STIP payments are calculated as a percentage of salary in accordance with the formula set out below:

Target STIP (60%)		Business / financial			Personal / non financial
		(score = 0% to 133%)			(score = 0% to 133%)

	x	40% weight	60% weight	x	25% weight	75% weight
		Group	Product group		Product group	Personal targets
		financial results	safety performance		safety performance	and objectives

The following is a summary of the business, financial and safety STIP remuneration outcomes for 2005. Full details of overall STIP outcomes are listed below:
•	Strong Group financial performance for 2005 resulted in a STIP score at the maximum level (133 per cent of target) for this component.
•	Financial performance for each product group varied and the Remuneration committee approved STIP scores ranging from 80 per cent of target to 133 per cent of target (the maximum) for this component.
•	Continued improvement in Group safety performance resulted in the Remuneration committee approving a score of 125 per cent of target (maximum is 133 per cent) for this component.
•	Product group safety performance varied and STIP scores ranged from 80 per cent of target to 140 per cent of target (where 150 per cent is the maximum achievable) for this component.
•	Total STIP awards for executives ranged from 71 per cent to 106 per cent of salary (59 per cent to 88 per cent of maximum).

Each of the results set out below therefore reflect a second successive year of record results, strong operational performance and portfolio initiatives to secure future value for the business across the Group.

Leigh Clifford
The committee assessed personal performance as above target and the overall STIP award was 157.2 per cent of target (78.6 per cent of maximum).

Guy Elliott
The committee assessed personal performance as above target and the overall STIP award was 170.3 per cent of target (85.2 per cent of maximum).

Tom Albanese
The committee assessed product group financial performance and personal performance as above target and product group safety performance at target. The overall STIP award was 157.9 per cent of target (79 per cent of maximum).

Preston Chiaro
The committee assessed product group financial performance as below target and safety and personal performance as above target. The overall STIP award was 120.2 per cent of target (60.1 per cent of maximum).

Oscar Groeneveld
The committee assessed product group financial performance and personal performance as above target and safety performance at target. The overall STIP award was 124.9 per cent of target (62.5 per cent of maximum).

Keith Johnson
The committee assessed product group financial performance and personal performance as above target and safety performance as below target. The overall STIP award was 142.4 per cent of target (71.2 per cent of maximum).

Andrew Mackenzie
The committee assessed product group financial performance as at target, personal performance as above target and safety performance as below target. The overall STIP award was 118.9 per cent of target (59.4 per cent of maximum).

Sam Walsh
The committee assessed product group financial and safety performance and personal performance as above target. The overall STIP award was 176.2 per cent of target (88.1 per cent of maximum).

Rio Tinto 2005 Form 20-F	94

Back to Contents

Share based payment – long term incentives granted in 2005
Options over either Rio Tinto plc or Rio Tinto Limited shares were granted to each executive under the Share Option Plan on 9 March 2005. The Remuneration committee reviewed the performance condition applicable to this grant and confirmed that vesting will be dependent on Rio Tinto TSR relative to the HSBC Global Mining Index over a three year performance period. Share options granted are included in Table 5 on pages 107 to 112.
      A conditional award of performance shares in either Rio Tinto plc or Rio Tinto Limited shares was made to each executive under the MCCP on 9 March 2005. The Remuneration committee reviewed the performance condition applicable to the conditional award and confirmed that vesting will be dependent on Rio Tinto TSR relative to 15 other mining companies.
     The percentages of maximum bonuses made in respect of 2005 and grants vested in respect of performance periods ending 31 December 2005, as well as the percentages forfeited because the relevant Company or individual did not meet the performance criteria required for full vesting, are as follows:

Bonuses and grants made during or in respect of 2005
		STIP Cash[1]		SOP Options[2]		MCCP Shares[3]
	% of	% of	%	%	%	%
	maximum	maximum	vested	forfeited	vested	forfeited
	vested	forfeited

Robert Adams[4]	50.0	50.0	100	—	42.3	57.7
Leigh Clifford	78.6	21.4	100	—	—	100
Guy Elliott	85.2	14.8	100	—	—	100
Tom Albanese	79.0	21.0	100	—	25	75
Preston Chiaro	60.1	39.9	100	—	25	75
Oscar Groeneveld	62.5	37.5	100	—	—	100
Keith Johnson	71.2	28.8	100	—	25	75
Andrew Mackenzie[5]	59.4	40.6	N/A	n/a	n/a	n/a
Sam Walsh	88.1	11.9	100	—	25	75

Notes
1.	Paid in March 2006 in respect of 2005.
2.	Vesting of 2003 grant in March 2006.
3.	Vesting of 2002 Conditional Award in February 2006.
4.	Robert Adams’ conditional award vested on a pro-rata basis reflecting his period of employment.
5.	Andrew Mackenzie joined in 2004 after the 2003 SOP and 2002 MCCP awards had been made.

The estimated maximum and minimum total value of bonuses and share and option based compensation for the 2006 financial year are set out below.

Minimum and maximum total bonuses and grants 2006
	STIP Cash[1]		SOP Options[2]		MCCP Shares[3]
	Potential range of bonus		(% of March 2006 salary)[2,3]		(% of March 2006 salary)[2,4]
	payments in March 2007 in
	respect of 2006
	Min	Max	Min	Max	Min	Max
	US$	US$

Leigh Clifford	—	1,835,136	—	300	—	200
Guy Elliott	—	1,161,216	—	200	—	140
Tom Albanese	—	948,000	—	300	—	200
Preston Chiaro	—	720,000	—	300	—	200
Oscar Groeneveld	—	1,141,920	—	200	—	140
Keith Johnson	—	756,864	—	200	—	140
Andrew Mackenzie[5]	—	839,808	—	200	—	140
Sam Walsh	—	1,054,080	—	200	—	140

Notes
1.	Based on exchange rate £1 = US$1.728 and A$1 = US$0.732.
2.	Grant / Conditional Award based on the average share price during 2005.
3.	SOP Options to be granted in 2006 may, subject to achievement of the performance condition, vest in 2009, with a potential re-test in 2011. The maximum value of these options at the date of vesting would be calculated by multiplying the number of vested options by the intrinsic value at that time (ie the difference between the option exercise price and the current market price).
4.	MCCP performance shares to be granted in 2006 may, subject to achievement of the performance condition, vest in 2010. The maximum value of these shares at the date of vesting would be calculated by multiplying the number of vested shares by the intrinsic value at that time (ie the current market price plus, the value of dividends “earned” on the vested shares during the performance period).

External appointments
Executive directors are likely to be invited to become non executive directors of other companies. Rio Tinto believes that such appointments can broaden their experience and knowledge, to the benefit of the Group. It is Group policy to limit executive directors’ external directorships to one FTSE 100 company or equivalent and they are not allowed to take on the chairmanship of another FTSE 100 company. In addition the chairman of Rio Tinto is not permitted to take on the chairmanship of another FTSE 100 company, or equivalent.

Rio Tinto 2005 Form 20-F	95

Back to Contents

     Consequently, where there is no likelihood that such directorships will give rise to conflicts of interests, the board will normally give consent to the appointment, with the director permitted to retain the fees earned. Details of fees earned are set out in the notes to Table 1 on pages 98 to 100.

Company secretary remuneration
The board policy described above applies to the company secretary of each of Rio Tinto plc and Rio Tinto Limited. The secretaries participate in the same performance based remuneration arrangements as the executives. The individual performance measures for the secretaries’ annual cash bonus comprise company and personal measures. Their personal measures reflected the key responsibilities of the company secretarial role and included ensuring compliance with regulatory requirements, oversight of good corporate governance practice and the provision of corporate secretarial services.

Chairman and non executive director remuneration
Remuneration policy
Reflecting the board’s focus on long term strategic direction and corporate performance rather than short term results, remuneration for the chairman and non executive directors is structured with a fixed fee component only, details of which are set out below and in Table 1 on pages 98 to 100. The board as a whole determines non executive directors’ fees, although non executive directors do not vote on any changes to their own fees. Fees are set to reflect the responsibilities and time spent by the directors on the affairs of Rio Tinto. To reflect the commitment expected from directors, as well as market practice for similar companies, non executive directors’ base fees were increased from £50,000 to £60,000 in late 2005, the first such increase since 2001.
     It is Rio Tinto’s policy that the chairman should be remunerated on a competitive basis and at a level which reflects his contribution to the Group, as assessed by the board. The chairman is not present at any discussion regarding his own remuneration. He does not participate in the Group’s incentive plans or pension arrangements.

Letters of appointment
Non executive directors have formal letters of appointment setting out their duties and responsibilities. These letters are available for inspection at Rio Tinto plc’s registered office prior to the annual general meeting and at the meeting itself. Each non executive director is appointed subject to periodic re-election by shareholders as detailed on page 116. There are no provisions for compensation payable on termination of any non executive director’s directorship.
     The chairman’s letter of appointment summarises his duties as chairman of the Group and was agreed by the Remuneration committee. It stipulates that he is expected to dedicate at least three days per week on average to carry out these duties. The letter envisages that Paul Skinner will continue in the role of chairman until he reaches the age of 65 in 2009, subject to re-election as a director by shareholders, although the appointment may be terminated by either Rio Tinto or Paul Skinner giving six months’ notice. Other than in this case, there is no provision for compensation payable on termination of his chairmanship or directorship.

Remuneration components The following table sets out the annual fees payable to the chairman and the non executive directors in £/A$ as appropriate.
	As at 31 Dec 2005	As at 1 Jan 2005

Base fees:
Chairman	£ 600,000	£550,000
Other directors	£60,000 / A$150,000	£50,000 / A$125,000
Additional fees:
Senior independent director	£35,000	£30,000
Audit committee chairman	£20,000	£20,000
Audit committee member	£10,000	£10,000
Remuneration committee chairman	£15,000	£15,000
Remuneration committee member	£5,000	£5,000
Committee on social and environmental accountability chairman	£10,000	—
Committee on social and environmental accountability member	£3,000 / A$7,500	—
Overseas meeting allowances:
Long distance (flights over 10 hours per journey)	£4,000 / A$10,000	£4,000 / A$10,000
Medium distance (flights of 5-10 hours per journey)	£2,000 / A$5,000	£2,000 / A$5,000

No additional fee is payable to the chairman or members of the Nominations committee although this arrangement remains subject to review and will depend on the volume of committee business going forward. In light of the increased volume of committee work, it was decided in June 2005 to introduce a £10,000 fee for the chairman of the Committee on social and environmental accountability and a £3,000 fee for members.
     Rio Tinto does not pay retirement benefits or allowances to the chairman or non executive directors nor do any participate in any of the Group’s incentive plans. Where the payment of statutory minimum superannuation contributions for Australian non executive directors is required by the Australian superannuation guarantee legislation, these contributions are deducted from the directors’ overall fee entitlements.

Rio Tinto 2005 Form 20-F	96

Back to Contents

Remuneration paid during 2005
Details of the nature and amount of each element of remuneration paid to the chairman and non executive directors during 2005 are set out in Table 1 on pages 98 to 100. No post employment, long term or termination payments were paid and no share based payments made.

Auditable information
Intentionally deleted.

Directors’ total remuneration as defined under Schedule 7A of the Companies Act 1985
	2005	2004
	US$’000	US$’000

Chairman
Paul Skinner	1,049	963
Non executive directors
Ashton Calvert	132	—
Vivienne Cox	107	—
Sir David Clementi	138	110
Leon Davis	95	275
Sir Rod Eddington	43	—
Sir Richard Giordano	80	191
Richard Goodmanson	127	8
Andrew Gould	142	110
Lord Kerr	130	115
David Mayhew	122	122
John Morschel	43	155
Sir Richard Sykes	188	127
Lord Tugendhat	—	37
Executive directors
Robert Adams	220	1,777
Leigh Clifford	3,093	3,150
Guy Elliott	1,872	1,781
Oscar Groeneveld	—	1,215

Annual general meetings
Shareholders will be asked to vote on this Remuneration report at the Companies’ forthcoming annual general meetings.

By order of the board
Anette Lawless Secretary
Remuneration Committee
24 February 2006

Note
This Remuneration report was approved at the Companies’ 2006 annual general meetings.

Rio Tinto 2005 Form 20-F	97

Back to Contents

Table 1 – Total remuneration of directors and product group chief executives
	Primary									Equity

			Short term employee benefits and costs				Long term	Value of share based awards[6]
							benefits
	Base	Cash	Other	Non-	Second-	Employ-	Long	MCCP[7]	SOP[8]	SSP/
	salary	bonus	cash	monetary	ment	ment	service[5]			Others[9]
			based	benefits[2]	costs[3]	costs[4]
Stated in US$’000[1]			benefits[2]

Chairman
Paul Skinner	1,017	—	31	1	—	133	—	—	—	—
Non executive directors
Ashton Calvert[13]	101	—	31	—	—	7	—	—	—	—
Vivienne Cox[13]	100	—	7	—	—	13	—	—	—	—
Sir David Clementi	123	—	15	—	—	16	—	—	—	—
Leon Davis[13,14]	94	—	—	—	—	5	—	—	—	—
Sir Rod Eddington[13]	35	—	8	—	—	5	—	—	—	—
Sir Richard Giordano[13,14]	61	—	7	—	—	8	—	—	—	—
Richard Goodmanson	112	—	15	—	—	—	—	—	—	—
Andrew Gould	135	—	7	—	—	—	—	—	—	—
Lord Kerr	115	—	15	—	—	15	—	—	—	—
David Mayhew[15,16]	108	—	15	—	—	—	—	—	—	—
John Morschel[13,14]	43	—	—	—	—	2	—	—	—	—
Sir Richard Sykes[16]	174	—	15	—	—	—	—	—	—	—
Executive directors[17,19]
Robert Adams –
Planning &
Development[2]	76	38	102	4	—	125	—	1,155	582	1
Leigh Clifford –
Chief Executive[18]	1,492	1,348	31	5	160	363	—	1,651	1,277	2
Guy Elliott –
Finance	923	906	27	6	—	256	—	881	480	10
Product group chief executives[19]
Tom Albanese –
Copper & Exploration[20]	730	682	—	46	932	32	—	821	680	14
Preston Chiaro –
Energy	537	393	21	12	1,050	64	—	652	343	14
Oscar Groeneveld –
Aluminium	883	642	—	121	138	129	—	579	457	2
Keith Johnson –
Diamonds	607	498	13	22	—	148	—	473	203	8
Andrew MacKenzie –
Industrial Minerals	683	466	11	21	—	124	—	414	93	7
Chris Renwick –
Iron Ore (retired) [5]	—	—	—	—	—	110	—	—	—	—
Sam Walsh –
Iron Ore	807	829	—	76	92	130	—	630	384	3

2005 Remuneration	8,956	5,802	371	314	2,372	1,685	—	7,256	4,499	6

2004 Remuneration	9,255	6,688	255	775	3,183	1,994	—	3,337	6,582	69

Rio Tinto 2005 Form 20-F	98

Back to Contents

Table 1 – Total remuneration of directors and product group chief executives (continued)

	Post employment			Other benefits
	Post employment costs[10]			Termination		Remuneration			Total
				benefits		mix[11]			remuneration

	Pension – Defined

	Benefits	Contrib-	Medical	Post	Gifts[14]	Fixed	At-risk	Options			Currency
		Utions	costs	service		as %	as %	as % total	2005	2004	of actual
Stated in US$’000									US$’000	US$’000	payment

Chairman
Paul Skinner	—	—	—	—	—	100.0	—	—	1,182	1,085	£
Non executive directors
Ashton Calvert[13]	—	—	—	—	—	100.0	—	—	139	—	A$
Vivienne Cox[13]	—	—	—	—	—	100.0	—	—	120	—	£
Sir David Clementi	—	—	—	—	—	100.0	—	—	154	123	£
Leon Davis[13,14]	—	—	—	—	1	100.0	—	—	100	289	£
Sir Rod Eddington[13]	—	—	—	—	—	100.0	—	—	48	—	£
Sir Richard Giordano[13,14]	—	—	—	—	12	100.0	—	—	88	214	£
Richard Goodmanson	—	—	—	—	—	100.0	—	—	127	8	£
Andrew Gould	—	—	—	—	—	100.0	—	—	142	110	£
Lord Kerr	—	—	—	—	—	100.0	—	—	145	128	£
David Mayhew[15,16]	—	—	—	—	—	100.0	—	—	123	110	£
John Morschel[13,14]	—	—	—	—	1	100.0	—	—	46	163	A$
Sir Richard Sykes[16]	—	—	—	—	—	100.0	—	—	189	132	£
Executive directors[17,19]
Robert Adams –
Planning &
Development[2]	31	—	—	—	—	16.0	84.0	27.5	2,114	3,686	£
Leigh Clifford –
Chief Executive[18]	317	58	—	—	—	36.2	63.8	19.0	6,704	6,511	£
Guy Elliott –
Finance	408	—	—	—	—	41.8	58.2	12.3	3,897	3,079	£
Product group chief executives[19]
Tom Albanese –
Copper & Exploration	157	13	3	—	—	46.9	53.1	16.5	4,110	4,043	US$
Preston Chiaro –
Energy	142	12	6	—	—	57.2	42.8	10.6	3,246	2,595	US$
Oscar Groeneveld –
Aluminium	181	18	—	—	—	46.7	53.3	14.5	3,150	3,383	A$
Keith Johnson –
Diamonds	312	—	—	—	—	48.6	51.4	8.9	2,284	1,712	£
Andrew MacKenzie –
Industrial Minerals	398	—	—	—	—	56.1	43.9	4.2	2,217	757	£
Chris Renwick –
Iron Ore (retired)[5]	—	—	—	1,115	—	100.0	—	—	1,225	4,506	A$
Sam Walsh –
Iron Ore	200	—	—	—	—	41.5	58.5	12.2	3,151	3,130	A$

2005 Remuneration	2,146	101	9	1,115	14				34,701

2004 Remuneration	2,127	166	8	—	—					35,764

Short term employee benefits and costs									19,500	22,150
Long term benefits									—	1,325
Share based awards									11,816	9,988
Post employment costs									2,256	2,301
Termination benefits									1,129	—

									34,701	35,764

Rio Tinto 2005 Form 20-F	99

Back to Contents

Notes
1.	The total remuneration is reported in US dollars. The amounts with the exception of the annual cash bonus, can be converted into sterling at the rate of 1US$ = £0.5491 or alternatively into Australian dollars at the rate of 1US$ = A$1.3111, each being the average exchange rate for 2005. The annual cash bonus is payable under the STIP and this may be converted at the 2005 year end exchange rate of 1US$ = £0.5787 to ascertain the sterling equivalent or alternatively, 1US$ = A$ 1.3652 to calculate the Australian dollar value.
2.	Other cash based benefits include car, fuel, overseas meeting allowances and cash in lieu of holiday paid to the estate of Robert Adams who died on 27 January 2005. The amounts shown as paid to non executive directors relate entirely to overseas meeting allowances. Non monetary benefits include heathcare, 401K contributions in the US, the provision of a car, annual leave accruals and professional advice.
3.	Secondment costs comprise housing, education, tax equalisation and relocation payments made to and on behalf of executive directors and product group chief executives living outside their home country.
4.	Employment costs comprise social security contributions and accident insurance premiums in the UK and US and payroll taxes in Australia paid by the employer as a direct additional cost of hire.
5.	A payment in respect of long service leave is paid to Australian executive directors and product group chief executives on retirement. Christopher Renwick received such a payment when he retired on 1 December 2004. No other long term benefit type payments have been made in the period.
6.	The value of share based awards has been determined in accordance with the recognition and measurement requirements of IFRS2 "Share- based Payment". The fair value of awards granted under the Rio Tinto Share Option Plan (the SOP), the Share Savings Plan (the SSP) have been calculated at their dates of grant using an independent lattice based option valuation model provided by external consultants, Lane Clark and Peacock LLP. The fair value of awards granted under the Mining Companies Comparative Plan (the MCCP) has been based on the market price of shares at the measurement date adjusted to reflect the number of awards expected to vest based on the current and anticipated relative TSR performance. Further details of the valuation methods and assumptions used for these awards are included in the Note 48 (Share Based Payments). The non executive directors do not participate in the long term incentive share schemes.
7.	The number of conditional shares awarded to executive directors and product group chief executives under the MCCP for the twelve month period ending 31 December 2005 are shown under Table 4 of this report. The MCCP is stated under primary emoluments to reflect the treatment of the plan as a cash settled share based payment.
8.	The award of options to executive directors under the SOP and SSP during the twelve month period up to 31 December 2005 are shown in Table 5 of this report.
9.	Other share based awards refers to the Rio Tinto All Employee Share Ownership Plan where UK executive directors and product group chief executives are beneficiaries to free shares up to a maximum value of £3,000 ( US$ 5,463 ) and may also contribute to purchase additional shares where the Company will also match their personal contributions up to a maximum of £1,500 (US$ 2,732 ) per annum. Under these plans Robert Adams received £338 (US$616), Keith Johnson received £3,500 (US$6,374), Andrew Mackenzie received £3,750 (US$6,829) and Guy Elliott received £4,500 (US$8,195). American group product chief executives receive a Company matching of personal contribution for shares under the US 401K arrangements up to a maximum of US$12,600. The Company matched personal contributions to the following values: Tom Albanese (US$12,600) and Preston Chiaro (US$12,083).
10.	The costs shown for defined benefit pension plans and post-retirement medical benefits are the service costs attributable to the individual, calculated in accordance with IAS19. The cost for defined contribution plans is the amount contributed by the year by the company
11.	Remuneration mix shows the proportions of total remuneration comprising fixed and variable pay components and the percentage of total remuneration comprising share options only. Fixed pay is represented by base salary, non monetary and other cash benefits, secondment and employment costs, post employment, termination benefits and voluntary share based awards as detailed in Note 9. Variable pay is made up of the cash bonus and the values of the share based awards related to company performance.
12.	The comparative total figures in respect of 2004 have been restated following the move to International Financial Reporting Standards. In summary the major changes are the inclusion of employment costs and the recalculation of post employment costs and the value of share based awards on an annual basis.
13.	Several of the non executive directors held their positions for less than the whole financial year. The following directors were appointed during the period, Ashton Calvert on 1 February 2005, Vivienne Cox on 1 February 2005 and Sir Rod Eddington on 1 September 2005. Sir Richard Sykes became the senior non executive director following Sir Richard Giordano's retirement in April 2005. The following directors retired on 29 April 2005, Leon Davis, Sir Richard Giordano and John Morschel.
14.	Messrs Davis, Giordano and Morschel received retirement gifts valued at US$891, US$11,987 and US$891 respectively. These gifts are shown in the “termination benefits” column.
15.	David Mayhew resigned from the Audit committee on 31 July 2005. The fees disclosed above include £4,167 (US$7,589) paid to JP Morgan Cazenove for Mr Mayhew's continued attendance at Audit committee meetings after this date in the capacity of an advisor. In 2004 a total of £6,645 (US$12,164) relating to travelling expenses to attend the Australian AGM were incorrectly disclosed as part of his total base salary figure. The correct base salary figure should have been stated as US$110,000.
16.	David Mayhew's fees were paid to JP Morgan Cazenove and Sir Richard Sykes’ fees were paid to Imperial College.
17.	Executive directors have agreed to waive any fees receivable from subsidiary and associated companies. No such emoluments were paid by subsidiary or associated companies in respect of executive directors during the period (2004: two directors waived US$53,022).
18.	In the course of the year Leigh Clifford received US$110,025 in respect of his non Rio Tinto related directorship.
19.	With the exception of Robert Adams who died on 27 January 2005, all executive directors and product group chief executives held their positions for the entire reporting period.

Rio Tinto 2005 Form 20-F	100

Back to Contents

Table 2 – Directors’ pension entitlements (as at 31 December 2005)
			Accrued benefits				Transfer values[3]

	Age	Years of	At 31	At 31	Change in	Change in	At 31	At 31	Change,	Transfer
		service	December	December	accrued	accrued	December	December	net of	value of
		completed	2004	2005	benefits	benefit	2004	2005	personal	change in
					during the	net of			contribs.	accrued
					year ended	inflation				benefit
					31					net of
					December					inflation
2005

UK			£’000 pa	£’000 pa	£’000 pa	£’000 pa	£’000	£’000	£’000	£’000
directors			pension	pension	pension	pension

Robert Adams[4]	59	34	389	391	2	2	7,465	7,573	108	41
Guy Elliott	50	25	256	291	35	29	2,915	3,781	866	385

Australian			A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
director			Lump sum	Lump sum	Lump sum	Lump sum

Leigh Clifford[1,2]	58	35	12,026	13,147	1,121	(534)	12,026	13,147	1,121	(534)

Notes
1.	A$76,538 was credited to the account belonging to Leigh Clifford in the Rio Tinto Staff Superannuation Fund in relation to the superannuable element of his 2005 performance bonus.
2 .	The change in accrued benefit net of inflation for Leigh Clifford is the change net of the Rio Tinto Staff Superannuation Fund’s investment return and allowing for contributions tax.
3 .	Transfer values are calculated in a manner consistent with “Retirement Benefit Schemes — Transfer Values (GN 11)” published by the Institute of Actuaries and the Faculty of Actuaries and dated 4 August 2003.
4 .	Robert Adams died on 27 January 2005. The 2005 figures show his accrued benefits to 27 January 2005, and transfer value calculated at that date.

Rio Tinto 2005 Form 20-F	101

Back to Contents

Table 3 – Directors’ and product group chief executives’ beneficial interests in shares[9]

	Rio Tinto plc			Rio Tinto Limited			Movement

	1 Jan	31 Dec	31 May	1 Jan	31 Dec	31 May	Exercise	Compen-	Other[6]
	2005[2]	2005[3]	2006	2005[2]	2005[3]	2006	of	sation[5]
							options[4]
Directors
Robert Adams[1]	72,243	72,243	n/a	—	—	—	—	—	—
Ashton Calvert[1]	—	—	—	—	—	—	—	—	—
Sir David Clementi	—	—	—	—	—	—	—	—	—
Leigh Clifford	2,100	2,100	2,100	90,296	91,255	91,255	959	—	—
Vivienne Cox[1]	—	381	381	—	—	—	—	—	381
Leon Davis[1]	6,100	6,100	n/a	187,293	187,293	n/a	—	—	—
Sir Rod Eddington[1]	—	—	—	—	—	—	—	—	—
Guy Elliott[8]	42,888	47,827	47,969	—	—	—	4,007	1,006	—
Sir Richard Giordano[1]	1,065	1,065	n/a	—	—	—	—	—	—
Richard Goodmanson	—	—	—	—	—	—	—	—	—
Andrew Gould	1,000	1,000	1,000	—	—	—	—	—	—
Lord Kerr	2,300	2,300	2,300	—	—	—	—	—	—
David Mayhew	2,500	2,500	2,500	—	—	—	—	—	—
John Morschel[1]	—	—	—	2,000	2,000	n/a	—	—	—
Paul Skinner	5,277	5,409	5,409	—	—	—	—	—	132
Sir Richard Sykes	2,422	2,482	2,482	—	—	—	—	—	60

Product group chief executives
Tom Albanese[1,8]	22,023	23,261	26,816	—	—	—	530	—	1,238
Preston Chiaro[8]	4,858	60,762	60,762	—	—	—	55,272	632	—
Oscar Groeneveld[7]	19,010	3,000	3,000				—	—	(16,010)
				62,125	79,502	123,302	—	16,771	606
Keith Johnson[8]	1,501	2,236	17,472	—	—	—	1,078	755	—
Andrew Mackenzie[8]	38,000	39,197	40,394	—	—	—	—	268	949
Sam Walsh	—	—	—	4,645	6,570	42,038	30,000	5,980	335

Notes
1.	Robert Adams died on 27 January 2005. Ashton Calvert and Vivienne Cox were appointed non executive directors on 1 February 2005. Leon Davis, Sir Richard Giordano and John Morschel retired on 29 April 2005. Sir Rod Eddington was appointed a non executive director on 1 September 2005. Tom Albanese was appointed as an executive director on 7 March 2006. He will continue as chief executive of the Copper group and head of Exploration until 1 July 2006 when he will be appointed director, Group Resources.
2.	Or date of appointment if later.
3.	Or date of retirement or resignation if earlier.
4.	Shares obtained through the exercise of options under the Rio Tinto Share Savings Plan or the Rio Tinto Share Option Plan. The number of shares retained may differ from the number of options exercised.
5.	Shares obtained through the Rio Tinto Share Ownership Plan and/or vesting of awards under the Mining Companies Comparative Plan.
6.	Shares movement due to sale or purchase of shares, or shares received under the Dividend Reinvestment Plan.
7.	Oscar Groeneveld resigned as a director on 1 October 2004, when his holding in Rio Tinto plc shares was 19,010 and his holding in Rio Tinto Limited was 32,012 shares.
8.	These executives also have an interest in a trust fund containing 835 Rio Tinto plc shares at 31 December 2005 (1 January 2005: 8,219 Rio Tinto plc shares) as potential beneficiaries of The Rio Tinto Share Ownership Trust. At 31 May 2006 this trust fund contained 857 Rio Tinto plc shares.
9.	Shares in Rio Tinto plc are ordinary shares of 10 pence each. Shares in Rio Tinto Limited are ordinary shares.

Rio Tinto 2005 Form 20-F	102

Back to Contents

Table 4 – Awards to executive directors and product group chief executives under long term incentive plans

	Mining Companies Comparative Plan								Plan terms and conditions

	Conditional	Market		1 Jan	Awarded[3]	Lapsed[3]	Vested[3]	31 Dec	Perfor-	Date	Market		Monetary
	award	price at		2005[3]				2005[10]	mance	award	price at		[5] value of
	granted	award							period	vests	vesting		vested
									concludes				award
													US$’000

Executive directors
Robert	13 Mar								31 Dec	28 Jan
Adams[2]	2002	1424	p	25,064	—	12,532	12,532	—	2005	2005	2956	p	640
	7 Mar								31 Dec	28 Jan
	2003	1198	p	26,837	—	13,418	13,419	—	2006	2005	2956	p	686
	22 Apr								31 Dec	28 Jan
	2004	1276	p	54,372	—	35,341	19,031	—	2007	2005	2956	p	972

				106,273	—	61,291	44,982	—					2,298

Leigh	13 Mar								31 Dec
Clifford	2002	A$39.60		34,435	—	34,435	—	—	2005
	7 Mar								31 Dec
	2003	A$30.69		36,341	—	—	—	36,341	2006
	22 Apr								31 Dec
	2004	A$33.17		119,581	—	—	—	119,581	2007
	9 Mar								31 Dec
	2005	A$47.39		—	113,324	—	—	113,324	2008

				190,357	113,324	34,435	—	269,246					—

Guy	13 Mar								31 Dec
Elliott	2002	1424	p	16,935	—	16,935	—	—	2005
	7 Mar								31 Dec
	2003	1198	p	22,923	—	—	—	22,923	2006
	22 Apr								31 Dec
	2004	1276	p	51,550	—	—	—	51,550	2007
	9 Mar								31 Dec
	2005	1839	p	—	51,081	—	—	51,081	2008

				91,408	51,081	16,935	—	125,554					—

Product group chief executives
Tom	13 Mar								31 Dec	17 Feb
Albanese	2002	1424	p	20,169	—	15,127	5,042	—	2005	2006	2867	p	252
	7 Mar								31 Dec
	2003	1198	p	19,274	—	—	—	19,274	2006
	22 Apr								31 Dec
	2004	1276	p	56,015	—	—	—	56,015	2007
	9 Mar								31 Dec
	2005	1839	p	—	55,951	—	—	55,951	2008

				95,458	55,951	15,127	5,042	131,240					252

Preston	13 Mar								31 Dec	17 Feb
Chiaro	2002	1424	p	7,934	—	5,951	1,983	—	2005	2006	2867	p	99
	7 Mar								31 Dec
	2003	1198	p	7,352	—	—	—	7,352	2006
	22 Apr								31 Dec
	2004	1276	p	46,995	—	—	—	46,995	2007
	9 Mar								31 Dec
	2005	1839	p	—	42,351	—	—	42,351	2008

				62,281	42,351	5,951	1,983	96,698					99

Oscar	13 Mar								31 Dec
Groeneveld	2002	A$39.60		20,322	—	20,322	—	—	2005
	7 Mar								31 Dec
	2003	A$30.69		21,469	—	—	—	21,469	2006
	22 Apr								31 Dec
	2004	A$33.17		43,785	—	—	—	43,785	2007
	9 Mar								31 Dec
	2005	A$47.39		—	45,024	—	—	45,024	2008

				85,576	45,024	20,322	—	110,278					—

Rio Tinto 2005 Form 20-F	103

Back to Contents

Table 4 – Awards to executive directors and product group chief executives under long term incentive plans

	Mining Companies Comparative Plan								Plan terms and conditions

	Conditional	Market		1 Jan	Awarded [3]	Lapsed[3]	Vested[3]	31 Dec	Perfor-	Date	Market		Monetary
	award	price at		2005[3]				2005[10]	mance	award	price at		[5] value of
	granted	award							period	vests	vesting		vested
									concludes				award
													US$’000

Keith	13 Mar								31 Dec	17 Feb
Johnson	2002	1424	p	5,984	—	4,488	1,496	—	2005	2006	2867	p	75
	7 Mar								31 Dec
	2003	1198	p	8,186	—	—	—	8,186	2006
	22 Apr								31 Dec
	2004	1276	p	30,387	—	—	—	30,387	2007
	9 Mar								31 Dec
	2005	1839	p	—	33,556	—	—	33,556	2008

				44,557	33,556	4,488	1,496	72,129					75

Andrew	13 Mar								31 Dec
Mackenzie	2002	1424	p	—	—	—	—	—	2005
	7 Mar								31 Dec
	2003	1198	p	—	—	—	—	—	2006
	22 Apr								31 Dec
	2004	1276	p	16,270	—	—	—	16,270	2007
	9 Mar								31 Dec
	2005	1839	p	—	37,638	—	—	37,638	2008

				16,270	37,638	—	—	53,908					—

Sam Walsh	13 Mar								31 Dec	17 Feb
	2002	A$39.60		16,627	—	12,471	4,156	—	2005	2006	A$71.65		220
	7 Mar								31 Dec
	2003	A$30.69		16,884	—	—	—	16,884	2006
	22 Apr								31 Dec
	2004	A$33.17		38,023	—	—	—	38,023	2007
	9 Mar								31 Dec
	2005	A$47.39		—	41,176	—	—	41,176	2008

				71,534	41,176	12,471	4,156	96,083					220

	Mining Companies Comparative Plan								Plan terms and conditions

	Conditional	Market		1 Jan	Awarded[3]	Lapsed[3]	Vested[3]	31 May	Perfor-	Date	Market	Monetary
	award	price at		2006[3]				2006[10]	mance	award	price at	[5] value of
	granted	award							period	vests	vesting	vested
									concludes			award
												US$’000

Executive directors
Tom	7 Mar								31 Dec
Albanese[11]	2003	1198	p	19,274	—	—	—	19,274	2006
	22 Apr								31 Dec
	2004	1276	p	56,015	—	—	—	56,015	2007
	9 Mar								31 Dec
	2005	1839	p	55,951	—	—	—	55,951	2008
	7 Mar								31 Dec
	2006	2630	p	—	45,007	—	—	45,007	2009

				131,240	45,007	—	—	176,247				—

Leigh	7 Mar	A$							31 Dec
Clifford	2003	30.69		36,341	—	—	—	36,341	2006
	22 Apr	A$							31 Dec
	2004	33.17		119,581	—	—	—	119,581	2007
	9 Mar	A$							31 Dec
	2005	47.39		113,324	—	—	—	113,324	2008
	7 Mar	A$							31 Dec
	2006	69.60		—	84,661	—	—	84,661	2009

				269,246	84,661	—	—	353,907				—

Rio Tinto 2005 Form 20-F	104

Back to Contents

Table 4 – Awards to executive directors and product group chief executives under long term incentive plans

	Mining Companies Comparative Plan								Plan terms and conditions

									Perfor-			Monetary [5] value of
	Conditional	Market							mance	Date	Market	vested
	award	price at		1 Jan				31 May	period	award	price at	award
	granted	award		2006[3]	Awarded[3]	Lapsed[3]	Vested[3]	2006[10]	concludes	vests	vesting	US$’000

Guy	7 Mar								31 Dec
Elliott	2003	1198	p	22,923	—	—	—	22,923	2006
	22 Apr								31 Dec
	2004	1276	p	51,550	—	—	—	51,550	2007
	9 Mar								31 Dec
	2005	1839	p	51,081	—	—	—	51,081	2008
	7 Mar								31 Dec
	2006	2630	p	—	40,670	—	—	40,670	2009

				125,554	40,670	—	—	166,224				—

Product group chief executives
Preston	7 Mar								31 Dec
Chiaro	2003	1198	p	7,352	—	—	—	7,352	2006
	22 Apr								31 Dec
	2004	1276	p	46,995	—	—	—	46,995	2007
	9 Mar								31 Dec
	2005	1839	p	42,351	—	—	—	42,351	2008
	7 Mar								31 Dec
	2006	2630	p	—	34,182	—	—	34,182	2009

				96,698	34,182	—	—	130,880				—

Oscar	7 Mar	A$							31 Dec
Groeneveld	2003	30.69		21,469	—	—	—	21,469	2006
	22 Apr	A$							31 Dec
	2004	33.17		43,785	—	—	—	43,785	2007
	9 Mar	A$							31 Dec
	2005	47.39		45,024	—	—	—	45,024	2008
	7 Mar	A$							31 Dec
	2006	69.60		—	36,460	—	—	36,460	2009

				110,278	36,460	—	—	146,738				—

Keith	7 Mar								31 Dec
Johnson	2003	1198	p	8,186	—	—	—	8,186	2006
	22 Apr								31 Dec
	2004	1276	p	30,387	—	—	—	30,387	2007
	9 Mar								31 Dec
	2005	1839	p	33,556	—	—	—	33,556	2008
	7 Mar								31 Dec
	2006	2630	p	—	26,508	—	—	26,508	2009

				72,129	26,508	—	—	98,637				—

Andrew	7 Mar								31 Dec
Mackenzie	2003	1198	p	—	—	—	—	—	2006
	22 Apr								31 Dec
	2004	1276	p	16,270	—	—	—	16,270	2007
	9 Mar								31 Dec
	2005	1839	p	37,638	—	—	—	37,638	2008
	7 Mar								31 Dec
	2006	2630	p	—	29,413	—	—	29,413	2009

				53,908	29,413	—	—	83,321				—

Sam Walsh	7 Mar	A$							31 Dec
	2003	30.69		16,884	—	—	—	16,884	2006
	22 Apr	A$							31 Dec
	2004	33.17		38,023	—	—	—	38,023	2007
	9 Mar	A$							31 Dec
	2005	47.39		41,176	—	—	—	41,176	2008
	7 Mar	A$							31 Dec
	2006	69.60		—	33,655	—	—	33,655	2009

				96,083	33,655	—	—	129,738				—

Rio Tinto 2005 Form 20-F	105

Back to Contents

Notes
1.	The Group’s 10th place ranking against the comparator group for the MCCP 2002 award will not generate any vesting of the conditional award to any participant who was an executive director at the time of the initial grant. However, product group chief executives, under this particular cycle, will qualify for a 25 per cent vesting based on the scales applied to conditional awards made prior to 2004.
2.	Robert Adams died on 27 January 2005. Mr Adams’ MCCP shares vested on 28 January 2005 based on the assumption that Rio Tinto achieved median ranking on each of the outstanding performance cycles. This led to a 50 per cent vesting in respect of the 2002 and 2003 awards and a 35 per cent vesting in respect of the 2004 award. His personal representatives had one year to decide whether to take shares or cash. A decision to take cash in lieu of shares was made on 25 January 2006 and the middle market price of Rio Tinto plc shares that day of 2956p was used to calculate the cash payment.
3.	Awards denominated in pence were in Rio Tinto plc ordinary shares of 10p each. Awards denominated in A$ were in Rio Tinto Limited ordinary shares.
4.	The fair value of conditional awards granted in 2005 was 703p for Rio Tinto plc and A$18.15 for Rio Tinto Limited shares.
5.	The values of the vested awards have been based on a share price of 2867p for Rio Tinto plc ordinary shares of 10p each and A$71.65 for Rio Tinto Limited ordinary shares, being the closing prices on 17 February 2006. The amount in US dollars has been converted from sterling at the rate of 1.7406 and Australian dollars at the rate of 0.7382, being the exchange rates at close of business on that day.
6.	The shares awarded under the MCCP 2001 last year vested on 21 February 2005 but, as the performance cycle ended 31 December 2004, they were dealt with in the 2004 Annual report and financial statements as if they had vested on that date. The values of the awards in the 2004 Annual Report and financial statements were based on a share price of 1687p being the closing share price on 14 February 2005 for Rio Tinto plc shares, the latest practicable date prior to the publication of the 2004 Annual report and financial statements. The actual share price on 21 February 2005, when the award vested to Guy Elliott was 1759p while on 25 January 2006 when the cash payment was made to the estate of Robert Adams it was 2956p with the result that the values of the awards had been understated in respect of Guy Elliott by US$1,286 and Robert Adams by US$835,521.
7.	Leigh Clifford was given a conditional award over 113,324 Rio Tinto Limited shares during the year. These awards were approved by the shareholders under ASX Listing Rule 10.14 at the 2004 annual general meeting.
8.	Conditional awards are awarded at no cost to the recipient and no amount remains unpaid on any shares granted. No awards would be vested and unexercisable at the reporting date.
9.	A full explanation of the MCCP can be found on pages 89 to 90.
10.	Or as the date of resignation or retirement if earlier.
11.	Tom Albanese was appointed as an executive director on 7 March 2006. He will continue as chief executive of the Copper group and head of Exploration until 1 July 2006 when he will be appointed director, Group Resources.

Rio Tinto 2005 Form 20-F	106

Back to Contents

Table 5 – Directors’ and product group chief executives’ options to acquire Rio Tinto plc and Rio Tinto Limited shares

						Vested and				Value of options	Market
				Vested		exercisable				exercised	price on		Date from
	Option	1 Jan		during		on 31 Dec	31 Dec	Option		during	date of		which first	Expiry
	type[1]	2005	Granted	2005	Exercised	2005[7]	2005[5]	price[3]		2005[8]	exercise		exercisable	date

Executive directors

Robert	RTP												1 Jan
Adams[6]	SSP	595	—	595	595	—	—	976	p	£3,617	1584	p	2005	—
													28 Jan	27 Jan
		431	—	431	—	—	431	876	p	—	—		2005	2006
	RTP												28 Jan	27 Jan
	SOP	21,080	—	21,080	—	—	21,080	965.4	p	—	—		2005	2006
													28 Jan	27 Jan
		100,268	—	100,268	—	—	100,268	1265.6	p	—	—		2005	2006
													28 Jan
		91,320	—	91,320	91,320	—	—	1458.6	p	£936,395	2484	p	2005	—
													28 Jan
		114,014	—	114,014	114,014	—	—	1263	p	£1,392,111	2484	p	2005	—
													28 Jan
		77,700	—	59,819	59,819	—	—	1329	p	£690,909	2484	p	2005	—

Leigh	RTL							A$		A$	A$		1 Jan
Clifford	SSP	959	—	959	959	—	—	27.86		10,923	39.25		2005	—
								A$					1 Jan	30 Jun
		1,486	—	—	—	—	1,486	29.04		—	—		2010	2010
	RTL							A$					28 May	28 May
	SOP	52,683	—	—	—	52,683	52,683	23.4382		—	—		2002	2009
								A$					7 Mar	7 Mar
		59,318	—	—	—	59,318	59,318	24.069		—	—		2003	2010
								A$					7 Mar	7 Mar
		29,660	—	29,660	—	29,660	29,660	24.069		—	—		2005	2010
								A$					6 Mar	6 Mar
		241,430	—	241,430	—	241,430	241,430	33.0106		—	—		2005	2011
								A$					13 Mar	13 Mar
		208,882	—	208,882	—	208,882	208,882	39.8708		—	—		2005	2012
								A$					7 Mar	7 Mar
		254,132	—	—	—	—	254,132	33.336		—	—		2006	2013
								A$					22 Apr	22 Apr
		179,370	—	—	—	—	179,370	34.406		—	—		2007	2014
								A$					9 Mar	9 Mar
		—	169,987	—	—	—	169,987	47.042		—	—		2008	2015

Leon	RTL							A$					28 May	28 May
Davis	SOP	93,978	—	—	—	93,978	93,978	23.4382		—	—		2002	2009

Guy	RTP												1 Jan	30 Jun
Elliott	SSP	1,431	—	—	—	—	1,431	1107	p	—	—		2009	2009
	RTP												7 Mar
	SOP	3,807	—	3,807	3,807	—	—	965.4	p	£39,121	1993	p	2005	—
													6 Mar
		13,432	—	13,432	13,432	—	—	1265.6	p	£97,704	1993	p	2005	—
													13 Mar	13 Mar
		61,703	—	61,703	—	61,703	61,703	1458.6	p	—	—		2005	2012
													7 Mar	7 Mar
		97,387	—	—	—	—	97,387	1263	p	—	—		2006	2013
													22 Apr	22 Apr
		73,700	—	—	—	—	73,700	1329	p	—	—		2007	2014
													9 Mar	9 Mar
		—	72,972	—	—	—	72,972	1826.2	p	—	—		2008	2015

Rio Tinto 2005 Form 20-F	107

Back to Contents

Table 5 – Directors’ and product group chief executives’ options to acquire Rio Tinto plc and Rio Tinto Limited shares

						Vested and				Value of
						exercisable				options	Market
				Vested		on				exercised	price on		Date from
	Option	1 Jan		during		31 Dec	31 Dec	Option		during	date of		which first	Expiry
	type[1]	2005	Granted	2005	Exercised	2005[7]	2005[5]	price[3]		2005[8]	exercise		exercisable	date

Product group chief executives

Tom	RTP												1 Jan	7 Jan
Albanese	SSP	530	—	—	—	—	530	1150	p	—	—		2006	2006
	RTP												27 May	27 May
	SOP	11,142	—	—	—	11,142	11,142	820	p	—	—		2001	2008
													12 Mar	12 Mar
		12,382	—	—	—	12,382	12,382	808.8	p	—	—		2002	2009
													7 Mar	7 Mar
		7,530	—	—	—	7,530	7,530	965.4	p	—	—		2003	2010
													7 Mar	7 Mar
		3,766	—	3,766	—	3,766	3,766	965.4	p	—	—		2005	2010
													6 Mar	6 Mar
		102,718	—	102,718	—	102,718	102,718	1265.6	p	—	—		2005	2011
													13 Mar	13 Mar
		125,336	—	125,336	—	125,336	125,336	1458.6	p	—	—		2005	2012
													7 Mar	7 Mar
		139,165	—	—	—	—	139,165	1263	p	—	—		2006	2013
													22 Apr	22 Apr
		84,020	—	—	—	—	84,020	1329	p	—	—		2007	2014
													9 Mar	9 Mar
		—	83,926	—	—	—	83,926	1826.2	p	—			2008	2015

Preston	RTP												1 Jan	5 Jan
Chiaro	SSP	490	—	—	—	—	490	1277	p	—	—		2007	2007
	RTP												27 May
	SOP	16,021	—	—	16,021	—	—	820	p	£244,160	2344	p	2001	—
													12 Mar
		42,300	—	—	42,300	—	—	808.8	p	£649,390	2344	p	2002	—
													7 Mar
		28,853	—	—	28,853	—	—	965.4	p	£397,767	2344	p	2003	—
													7 Mar
		14,427	—	14,427	14,427	—	—	965.4	p	£198,891	2344	p	2005	—
													6 Mar
		38,024	—	38,024	38,024	—	—	1265.6	p	£410,051	2344	p	2005	—
													13 Mar
		34,515	—	34,515	34,515	—	—	1458.6	p	£305,596	2344	p	2005	—
													7 Mar	7 Mar
		37,160	—	—	—	—	37,160	1263	p	—	—		2006	2013
													22 Apr	22 Apr
		70,490	—	—	—	—	70,490	1329	p	—	—		2007	2014
													9 Mar	9 Mar
		—	63,527	—	—	—	63,527	1826.2	p	—	—		2008	2015

Oscar	RTL							A$					1 Jan	30 Jun
Groeneveld	SSP	1,431	—	—	—	—	1,431	27.48		—	—		2009	2009
	RTL							A$		A$	A$		7 Mar
	SOP	16,771	—	16,771	16,771	—	—	24.069		58,704	51.42		2005	—
								A$					6 Mar	6 Mar
		80,920	—	80,920	—	80,920	80,920	33.0106		—	—		2005	2011
								A$		A$	A$		13 Mar
		73,965	—	73,965	73,965	—	—	39.8708		854,237	51.42		2005	—
								A$					7 Mar	7 Mar
		90,080	—	—	—	—	90,080	33.336		—	—		2006	2013
								A$					22 Apr	22 Apr
		62,600	—	—	—	—	62,600	34.406		—	—		2007	2014
								A$					9 Mar	9 Mar
		—	64,321	—	—	—	64,321	47.042		—	—		2008	2015

Rio Tinto 2005 Form 20-F	108

Back to Contents

Table 5 – Directors’ and product group chief executives’ options to acquire Rio Tinto plc and Rio Tinto Limited shares

						Vested and				Value of
						exercisable				options	Market
				Vested		on				exercised	price on	Date from
	Option	1 Jan		during		31 Dec	31 Dec	Option		during	date of	which first	Expiry
	type[1]	2005	Granted	2005	Exercised	2005[7]	2005[5]	price[3]		2005[8]	exercise	exercisable	date

Keith	RTP											1 Jan	30 Jun
Johnson	SSP	1,078	—	—	—	—	1,078	876	p	—	—	2006	2006
	RTP											7 Mar	7 Mar
	SOP	3,855	—	3,855	—	3,855	3,855	965.4	p	—	—	2005	2010
												6 Mar	6 Mar
		11,667	—	11,667	—	11,667	11,667	1265.6	p	—	—	2005	2011
												13 Mar	13 Mar
		10,595	—	10,595	—	10,595	10,595	1458.6	p	—	—	2005	2012
												7 Mar	7 Mar
		16,231	—	—	—	—	16,231	1263	p	—	—	2006	2013
												22 Apr	22 Apr
		43,500	—	—	—	—	43,500	1329	p	—	—	2007	2014
												9 Mar	9 Mar
		—	47,937	—	—	—	47,937	1826.2	p	—	—	2008	2015

Andrew	RTP											1 Jan	30 Jun
Mackenzie[10]	SSP	—	1,021	—	—	—	1,021	1576	p	—	—	2011	2011
	RTP											9 Mar	9 Mar
	SOP	—	53,769	—	—	—	53,769	1826.2	p	—	—	2008	2015

Sam	RTL							A$				1 Jan	30 Jun
Walsh	SSP	1,078	—	—	—	—	1,078	25.57		—	—	2006	2006
								A$				1 Jan	30 Jun
		—	601	—	—	—	601	40.92		—	—	2009	2009
	RTL							A$				6 Mar	6 Mar
	SOP	49,983	—	49,983	—	49,983	49,983	33.0106		—	—	2005	2011
								A$				13 Mar	13 Mar
		60,194	—	60,194	—	60,194	60,194	39.8708		—	—	2005	2012
								A$				7 Mar	7 Mar
		75,863	—	—	—	—	75,863	33.336		—	—	2006	2013
								A$				22 Apr	22 Apr
		54,400	—	—	—	—	54,400	34.406		—	—	2007	2014
								A$				9 Mar	9 Mar
		—	58,823	—	—	—	58,823	47.042		—	—	2008	2015

Rio Tinto 2005 Form 20-F	109

Back to Contents

Table 5 – Directors’ and product group chief executives’ options to acquire Rio Tinto plc and Rio Tinto Limited shares

						Vested and				Value of
						exercisable				options	Market
				Vested		on				exercised	price on		Date from
	Option	1 Jan		during		31 May	31 May	Option		during	date of		which first	Expiry
	type[1]	2006	Granted	2006	Exercised	2006[7]	2006[5]	price[3]		2006[8]	exercise		exercisable	date

Executive directors

Tom	RTP												1 Jan	7 Jan
Albanese[11]	SSP	530	—	—	530	—	—	1150	p	£7,987	2657	p	2006	2006
	RTP												27 May	27 May
	SOP	11,142	—	—	—	11,142	11,142	820	p	—	—		2001	2008
													12 Mar	12 Mar
		12,382	—	—	—	12,382	12,382	808.8	p	—	—		2002	2009
													7 Mar	7 Mar
		7,530	—	—	—	7,530	7,530	965.4	p	—	—		2003	2010
													7 Mar	7 Mar
		3,766	—	—	—	3,766	3,766	965.4	p	—	—		2005	2010
													6 Mar	6 Mar
		102,718	—	—	—	102,718	102,718	1265.6	p	—	—		2005	2011
													13 Mar	13 Mar
		125,336	—	—	—	125,336	125,336	1458.6	p	—	—		2005	2012
													7 Mar	7 Mar
		139,165	—	139,165	—	139,165	139,165	1263	p	—	—		2006	2013
													22 Apr	22 Apr
		84,020	—	—	—	—	84,020	1329	p	—	—		2007	2014
													9 Mar	9 Mar
		83,926	—	—	—	—	83,926	1826.2	p	—	—		2008	2015
													7 Mar	7 Mar
		—	67,511	—	—	—	67,511	2711.2	p	—	—		2009	2016

Leigh	RTL							A$					1 Jan	30 Jun
Clifford	SSP	1,486	—	—	—	—	1,486	29.04		—	—		2010	2010
	RTL							A$					28 May	28 May
	SOP	52,683	—	—	—	52,683	52,683	23.4382		—	—		2002	2009
								A$					7 Mar	7 Mar
		59,318	—	—	—	59,318	59,318	24.069		—	—		2003	2010
								A$					7 Mar	7 Mar
		29,660	—	—	—	29,660	29,660	24.069		—	—		2005	2010
								A$					6 Mar	6 Mar
		241,430	—	—	—	241,430	241,430	33.0106		—	—		2005	2011
								A$					13 Mar	13 Mar
		208,882	—	—	—	208,882	208,882	39.8708		—	—		2005	2012
								A$					7 Mar	7 Mar
		254,132	—	254,132	—	254,132	254,132	33.336		—	—		2006	2013
								A$					22 Apr	22 Apr
		179,370	—	—	—	—	179,370	34.406		—	—		2007	2014
								A$					9 Mar	9 Mar
		169,987	—	—	—	—	169,987	47.042		—	—		2008	2015
								A$					7 Mar	7 Mar
		—	126,992	—	—	—	126,992	71.06		—	—		2009	2016

Guy	RTP												1 Jan	30 Jun
Elliott	SSP	1,431	—	—	—	—	1,431	1107	p	—	—		2009	2009
	RTP												13 Mar	13 Mar
	SOP	61,703	—	—	—	61,703	61,703	1458.6	p	—	—		2005	2012
													7 Mar	7 Mar
		97,387	—	97,387	—	97,387	97,387	1263	p	—	—		2006	2013
													22 Apr	22 Apr
		73,700	—	—	—	—	73,700	1329	p	—	—		2007	2014
													9 Mar	9 Mar
		72,972	—	—	—	—	72,972	1826.2	p	—	—		2008	2015
													7 Mar	7 Mar
		—	58,100	—	—	—	58,100	2711.2	p	—	—		2009	2016

Rio Tinto 2005 Form 20-F	110

Back to Contents

Table 5 – Directors’ and product group chief executives’ options to acquire Rio Tinto plc and Rio Tinto Limited shares

						Vested and				Value of options	Market
				Vested		exercisable				exercised	price on		Date from
	Option	1 Jan		during		on 31 May	31 May	Option		during	date of		which first	Expiry
	type[1]	2006	Granted	2006	Exercised	2006[7]	2006[5]	price[3]		2006[8]	exercise		exercisable	date

Product group chief executives
Preston	RTP												1 Jan	5 Jan
Chiaro	SSP	490	—	—	—	—	490	1277	p	—	—		2007	2007
	RTP												7 Mar	7 Mar
	SOP	37,160	—	37,160	—	37,160	37,160	1263	p	—	—		2006	2013
													22 Apr	22 Apr
		70,490	—	—	—	—	70,490	1329	p	—	—		2007	2014
													9 Mar	9 Mar
		63,527	—	—	—	—	63,527	1826.2	p	—	—		2008	2015
													7 Mar	7 Mar
		—	51,274	—	—	—	51,274	2711.2	p	—	—		2009	2016

Oscar	RTL							A$					1 Jan	30 Jun
Groeneveld	SSP	1,431	—	—	—	—	1,431	27.48		—	—		2009	2009
	RTP							A$		A$	A$		6 Mar	6 Mar
	SOP	80,920	—	—	80,920	—	—	33.0106		3,184,963	72.37		2005	2011
								A$					7 Mar	7 Mar
		90,080	—	90,080	—	90,080	90,080	33.336		—	—		2006	2013
								A$					22 Apr	22 Apr
		62,600	—	—	—	—	62,600	34.406		—	—		2007	2014
								A$					9 Mar	9 Mar
		64,321	—	—	—	—	64,321	47.042		—	—		2008	2015
								A$					7 Mar	7 Mar
		—	52,086	—	—	—	52,086	71.06		—	—		2009	2016

Keith	RTP												1 Jan	30 Jun
Johnson	SSP	1,078	—	—	1,078	—	—	876	p	£21,528	2873	p	2006	2006
	RTP												7 Mar	7 Mar
	SOP	3,855	—	—	3,855	—	—	965.4	p	£68,488	2742	p	2005	2010
													6 Mar	6 Mar
		11,667	—	—	11,667	—	—	1265.6	p	£172,252	2742	p	2005	2011
													13 Mar	13 Mar
		10,595	—	—	10,595	—	—	1458.6	p	£135,976	2742	p	2005	2012
													7 Mar	7 Mar
		16,231	—	16,231	16,231	—	—	1263	p	£240,056	2742	p	2006	2013
													22 Apr	22 Apr
		43,500	—	—	—	—	43,500	1329	p	—	—		2007	2014
													9 Mar	9 Mar
		47,937	—	—	—	—	47,937	1826.2	p	—	—		2008	2015
													7 Mar	7 Mar
		—	37,869	—	—	—	37,869	2711.2	p	—	—		2009	2016

Andrew	RTP												1 Jan	30 Jun
Mackenzie[10]	SSP	1,021	—	—	—	—	1,021	1576	p	—	—		2011	2011
	RTP												9 Mar	9 Mar
	SOP	53,769	—	—	—	—	53,769	1826.2	p	—	—		2008	2015
													7 Mar	7 Mar
		—	42,019	—	—	—	42,019	2711.2	p	—	—		2009	2016

Rio Tinto 2005 Form 20-F	111

Back to Contents

Table 5 – Directors’ and product group chief executives’ options to acquire Rio Tinto plc and Rio Tinto Limited share

						Vested and			Value of
						exercisable			options	Market
				Vested		on			exercised	price on	Date from
	Option	1 Jan		during		31 May	31 May	Option	during	date of	which first	Expiry
	type[1]	2006	Granted	2006	Exercised	2006[7]	2006[5]	price[3]	2006[8]	exercise	exercisable	date

Sam	RTL							A$	A$	A$	1 Jan	30 Jun
Walsh	SSP	1,078	—	—	1,078	—	—	25.57	53,512	75.21	2006	2006
								A$			1 Jan	30 Jun
		601	—	—	—	—	601	40.92	—	—	2009	2009
	RTL							A$	A$	A$	6 Mar	6 Mar
	SOP	49,983	—	—	49,983	—	49,983	33.0106	2,464,632	82.32	2005	2011
								A$	A$	A$	13 Mar	13 Mar
		60,194	—	—	60,194	—	60,194	39.8708	2,555,187	82.32	2005	2012
								A$	A$	A$	7 Mar	7 Mar
		75,863	—	75,863	75,863	—	75,863	33.336	3,716,073	82.32	2006	2013
								A$			22 Apr	22 Apr
		54,400	—	—	—	—	54,400	34.406	—	—	2007	2014
								A$			9 Mar	9 Mar
		58,823		—	—	—	58,823	47.042	—	—	2008	2015
								A$			7 Mar	7 Mar
		—	48,079	—	—	—	48,079	71.06	—	—	2009	2016

Notes
1.	The Rio Tinto plc Share Option Plan (“RTPSOP”), Rio Tinto Limited Share Option Plan (“RTLSOP”), Rio Tinto plc Share Savings Plan (“RTPSSP”) and Rio Tinto Limited Share Savings Plan (“RTLSSP”) grant options over ordinary shares. Rio Tinto plc — ordinary shares of 10p each stated in pence sterling; Rio Tinto Limited ordinary shares — stated in A$. Each option is granted over one share.
2.	The closing price of Rio Tinto plc ordinary shares at 31 December 2005 was 2655p (2004: 1533p) and the closing price of Rio Tinto Limited shares at 31 December 2005 was A$69.00 (2004: A$39.12). The highest and lowest prices during the year were 2657p and 1472p respectively for Rio Tinto plc and A$69.10 and A$38.82 for Rio Tinto Limited.
3.	The option price represents the exercise price payable on the options. No amount was paid or payable by the recipient at the date of grant. No amounts are unpaid on any shares allocated on the exercise of the options.

4.	No options lapsed during the year.
5.	Or at date of retirement or resignation if earlier.
6.	In accordance with the Plan rules, Robert Adams’ outstanding options became exercisable with immediate effect following his death. His award of options under the 2004 grant was reduced by 17,881 to 59,819 options.

7.	Under the plans no options would be vested and unexercisable at the reporting date.
8.	The value of options exercised is calculated by multiplying the number of options exercised by the difference between the market price and the option price on date of exercise.

9.	The fair value per option, granted during 2005, at date of grant was as follows: RTPSSP three year contract 866p and five year contract 945p; RTLSSP three year contract A$20.96 and five year contract A$23.18; RTPSOP 409p; RTLSOP A$8.93. On 7 October 2005, Andrew Mackenzie was granted a five year option under the RTPSSP and Sam Walsh was granted a three year option under the RTLSSP. The RTPSOP and RTLSOP options were granted on 9 March 2005 .
The fair value per option, granted during 2006, at date of grant was as follows: RTPSOP 740p and RTLSOP A$17.09. The RTPSOP and RTLSOP options were granted on 7 March 2006.

10.	Phantom options over 40,216 Rio Tinto plc ordinary shares were granted to Andrew Mackenzie at a price of 1329p per share, exercisable between 22 April 2007 and 22 April 2014.

11.	Tom Albanese was appointed as an executive director on 7 March 2006. He will continue as chief executive of the Copper group and head of Exploration until 1 July 2006 when he will be appointed director, Group Resources.

Rio Tinto 2005 Form 20-F	112

Back to Contents

CORPORATE GOVERNANCE

The directors of Rio Tinto believe that high standards of corporate governance are critical to business integrity and performance. The following report describes how this philosophy is applied in practice.
     As Rio Tinto’s three main listings are in London, Melbourne and New York, the directors have referred to the Combined Code, published by the UK Financial Reporting Council (the Code), the Australian Stock Exchange (ASX) Best Practice Corporate Governance Guidelines and the New York Stock Exchange (NYSE) Corporate Governance Listing Standards, as well as the Sarbanes-Oxley Act of 2002, when formulating this statement.
     During 2005, Rio Tinto applied the principles contained in Part 1 of the Code. The detailed provisions of Section 1 of the Code have been complied with as described below. Rio Tinto also complied with the ASX Best Practice Corporate Governance Guidelines. A statement on compliance with the New York Stock Exchange’s Corporate Governance Listing Standards is set out on page 117.

The board
The Companies have common boards of directors which are collectively responsible for the success of the Group and accountable to shareholders for the performance of the business. Throughout the rest of this report, they will be described as the board.
     The board currently consists of 14 directors: the chairman, three executive directors and ten non executive directors. The Nominations committee continually assesses the balance of executive and non executive directors and the composition of the board in terms of the skills and diversity required to ensure it remains relevant in the current environment. The skills, experience and expertise of each director together with their terms in office are shown in the biographical details on pages 81 to 85.

The role and responsibilities of the board
The role of the board is to provide the Group with good governance and strategic direction. The board also reviews the Group’s control and accountability framework. The directors have agreed to a formal schedule of matters specifically reserved for decision by the board, including strategy, major investments and acquisitions. The full list is available on Rio Tinto’s website.
     Responsibility for day to day management of the business lies with the executive team, with the board agreeing annual performance targets for management against the Group’s financial plan. The board is ultimately accountable to shareholders for the performance of the business.
     To ensure an efficient process, the board meets regularly and in 2005 had eight scheduled and three special meetings. Details of directors’ attendance at board and committee meetings are set out on page 114.
     The board has regular scheduled discussions on aspects of the Group’s strategy and, in line with best practice, a dedicated annual two day meeting at which in depth discussions of Group strategy take place.
     Directors receive timely, regular and necessary management and other information to enable them to fulfil their duties. The board has agreed a procedure for the directors to have access to independent professional advice at the Group’s expense and to the advice and services of both company secretaries.
     In addition to these formal processes, directors are in regular communication with senior executives from the product groups, at both formal and informal meetings, to ensure regular exchange of knowledge and experience between management and non executive directors. To continue building on the formal induction programmes, which all new non executive directors undertake, they are encouraged to take every opportunity to visit the Group’s operating locations.
     The chairman also holds regular meetings with non executive directors without the executive directors present.

Rio Tinto 2005 Form 20-F	113

Back to Contents

Directors’ attendance at board and committee meetings during 2005

							Committee on
							social and
			Audit		Remuneration		environmental		Nominations
	Board		committee		committee		accountability		committee

	A	B	A	B	A	B	A	B	A	B

Robert Adams[1]	—	—
Ashton Calvert[2,6]	11	9					3	2	2	2
Sir David Clementi	11	8	8	7	4	4
Leigh Clifford	11	11
Vivienne Cox[2,5]	11	10	6	5
Leon Davis[3]	4	4					2	2
Sir Rod Eddington[4,7]	4	4					1	1	1	1
Guy Elliott	11	11
Sir Richard Giordano[3]	4	3	3	3			2	2
Richard Goodmanson	11	9			4	4	4	3
Andrew Gould	11	7	8	6	4	4
Lord Kerr	11	10	8	8			4	4
David Mayhew[9]	11	11	5	5					2	2
John Morschel[3]	4	3			2	2	2	2
Paul Skinner[8]	11	11					3	3	2	2
Sir Richard Sykes	11	10			4	4			2	1

A = Maximum number of meetings the director could have attended
B = Number of meetings attended

Notes
1.	Robert Adams died on 27 January 2005.
2.	Vivienne Cox and Ashton Calvert were appointed on 1 February 2005.
3.	Leon Davis, Sir Richard Giordano and John Morschel retired on 29 April 2005.
4.	Sir Rod Eddington was appointed on 1 September 2005.
5.	Vivienne Cox became a committee member on 27 April 2005 (Audit).
6.	Ashton Calvert became a committee member on 1 February 2005 (Nominations and CSEA).
7.	Sir Rod Eddington became a committee member on 1 September 2005 (Nominations and CSEA).
8.	Paul Skinner ceased to be a committee member on 7 June 2005 (CSEA).
9.	David Mayhew ceased to be a committee member on 31 July 2005 (Audit).

Board performances
In 2005, the board conducted a further formal process to evaluate its effectiveness and that of the board committees and individual directors.
     Each director’s performance was appraised by the chairman and, in a meeting chaired by the senior non executive director the non executive directors assessed the chairman’s performance, taking into consideration the views of executive colleagues.
     The evaluation process takes place annually and aims to cover board dynamics, board capability, board process, board structure, corporate governance, strategic clarity and alignment and the performance of individual directors. The directors believe that, through this evaluation process, they comply with the requirements of Clause A.6 of the Code, Principle 8 of the ASX Best Practice Corporate Governance Guidelines and the relevant sections of the NYSE Code.

Independence
The board has adopted a policy on directors’ independence. The policy, which contains the materiality thresholds approved by the board, can be viewed on the Rio Tinto website.
     The tests of director independence in the jurisdictions where Rio Tinto is listed are not wholly consistent. The board has, therefore, adopted the following criteria for independence: Independence of management, the absence of any business relationship which could materially interfere with the director’s independence of judgement and ability to provide a strong, valuable contribution to the board’s deliberations or which could interfere with the director’s ability to act in the best interest of the Group. Where contracts in the ordinary course of business exist between Rio Tinto and a company in which a director has declared an interest, these are reviewed for materiality to both Companies. Applying these criteria, the board is satisfied that the majority of the non executive directors, Sir David Clementi, Sir Rod Eddington, Richard Goodmanson, Andrew Gould, Lord Kerr, Sir Richard Sykes, Ashton Calvert and Vivienne Cox are independent. David Mayhew, who is chairman of one of Rio Tinto plc’s stockbrokers, is not independent.
     Paul Skinner was, until his appointment as chairman in 2003, an independent, non executive director in compliance with the Code. He satisfies the tests for independence under the ASX Best Practice Corporate Governance Guidelines and the NYSE Code.
     The directors’ biographies are set out on pages 81 to 85.

Rio Tinto 2005 Form 20-F	114

Back to Contents

Election and re-election
Directors are elected by shareholders at the first annual general meetings after their appointment and, after that, offer themselves for re-election at least once every three years. Non executive directors are normally expected to serve at least two terms of three years and, except where special circumstances justify it, would not normally serve more than three such terms.

Chairman and chief executive
The roles of the chairman and chief executive are separate and the division of responsibilities has been formally approved by the board.

Board committees
There are four board committees,the Audit committee, Remuneration committee, Nominations committee and the Committee on social and environmental accountability. Each committee plays a vital role in ensuring that good corporate governance is maintained throughout the Group. Committee terms of reference are reviewed annually by the board and the committees themselves to ensure they continue to be at the forefront of best practice; and are posted on the Group’s website. Minutes of all committee meetings are circulated to the board, with oral reports at the next board meeting. All committee members are non executive directors.
     The Audit committee’s main responsibilities include the review of accounting principles, policies and practices adopted in the preparation of public financial information; review with management of procedures relating to financial and capital expenditure controls, including internal audit plans and reports; review with external auditors of the scope and results of their audit; the nomination of auditors for appointment by shareholders; and the review of and recommendation to the board for approval of Rio Tinto’s risk management policy. Its responsibilities also include the review of corporate governance practices of Group sponsored pension funds. The committee has a number of training sessions which may cover new legislation and other relevant information. The external auditors, the finance director, the Group controller and Group internal auditor attend meetings. A copy of the Audit committee charter is reproduced on pages 120 to 121 and can be found on the Rio Tinto website.
     The Audit committee is chaired by Andrew Gould and its members are Sir David Clementi, Vivienne Cox and Lord Kerr. David Mayhew attends in an advisory capacity.
     The Remuneration committee is responsible for determining the policy for executive remuneration and for the remuneration and benefits of individual executive directors and senior executives. Full disclosure of all elements of directors’ and relevant senior executives’ remuneration can be found in the Remuneration report on pages 87 to 97, together with details of the Group’s remuneration policies. The committee is chaired by Sir Richard Sykes and its members are Sir David Clementi, Andrew Gould and Richard Goodmanson.
     The Nominations committee is chaired by the chairman of Rio Tinto, Paul Skinner. The committee is responsible, on behalf of the board, for ensuring that a suitable process is in place to meet the recruitment requirements of the board. It reviews the mix, structure and experience of the board and the desired profiles of potential candidates for membership. In consultation with external search consultancies it oversees the review and recruitment process to meet vacancies as they arise. The recruitment process itself includes identification of suitable candidates, followed by a formal assessment of each candidate, leading to a final selection process. Proposals for new members are submitted to the full board for approval.
     The committee also reviews the time required to be committed to Group business by non executive directors and assesses whether non executive directors are devoting sufficient time to carry out their duties. In addition to Paul Skinner, the committee consists of Ashton Calvert, Sir Rod Eddington, David Mayhew and Sir Richard Sykes. Under the Code, two members of the committee are not considered independent: Paul Skinner, following his appointment as chairman, and David Mayhew. The Code specifically allows the chairman to chair the Nominations committee, but, nevertheless, the committee composition is not fully aligned with recommended practice in the UK. The board takes the view, however, that the skills and experience of the members of the committee makes the current composition both efficient and effective.
     The Committee on social and environmental accountability reviews the effectiveness of management policies and procedures in place to deliver those standards in The way we work, Rio Tinto’s statement of business practice, which are not covered by the other board committees and, in particular, those relating to health, safety, the environment and social issues. The overall objective of the committee is to promote the development of high quality business practices throughout the Group and to develop the necessary clear accountability on these practices. Members of the committee, which is chaired by Richard Goodmanson, are Ashton Calvert, Sir Rod Eddington and Lord Kerr.

Executive directors’ other directorships
Executive directors are likely to be invited to become non executive directors of other companies. For full details of the Group policy and fees, see pages 95 to 96.

Directors’ dealings in shares
Rio Tinto has a Group policy in place to govern the dealing in Rio Tinto securities by directors and employees. The policy, which prohibits dealings when in possession of price sensitive information and shortly before a results announcement, can be viewed on the Rio Tinto website.

Rio Tinto 2005 Form 20-F	115

Back to Contents

Communication
Rio Tinto recognises the importance of effective communication with shareholders and the general investment community. To ensure shareholders are kept informed in a timely manner, the Group has adopted an External disclosure guidance, which is posted on the website appended to the Corporate governance guidance.
     In addition to statutory documents, Rio Tinto has a comprehensive website featuring in depth information on health, safety and the environment, as well as general investor information and Group policies. Results presentations and other significant events are available as they happen and as an archive on the website.
     The Group also produces a range of informative publications, which are available on request. For further details, see the website.
     Full advantage is taken of the annual general meetings to inform shareholders of current developments and to give shareholders the opportunity to ask questions. As recommended by the ASX Best Practice Corporate Governance Guidelines, Rio Tinto Limited’s external auditor attends the annual general meeting and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report. Rio Tinto Limited shareholders are also able to submit written questions regarding the statutory audit report to the auditors via the Company. Any questions received and answers provided will be made available to the members at the Rio Tinto Limited annual general meeting in May 2006. Rio Tinto plc’s auditors will as usual attend the annual general meeting in London and will be available to respond to audit related shareholder questions.
     The main channels of communication with the general investment community are through the chairman, chief executive and finance director, who conduct regular meetings with the Companies’ major shareholders. The senior independent director and other non executive directors are also available as appropriate.
     The Group organises regular investor seminars which provide a two way communication with investors and analysts; the valuable feedback is communicated to the board. An annual survey of major shareholders’ opinion and perception of the Group is presented to the board by the Group’s investor relations advisors.

Statement of business practice
The way we work provides the directors and all Group employees with a summary of the principal policies and procedures in place to help ensure that high governance and business standards are communicated and achieved throughout the Group.
     Main policies are adopted by the directors after wide consultation, externally and within the Group. Once adopted, they are communicated to business units worldwide, together with guidance and support on implementation. Business units are then required to devote the necessary effort by management to implement and report on these policies.
     The following policies are currently in place: sustainable development; health, safety and the environment; communities; human rights; access to land; employment; political involvement; and business integrity; while guidance documents have been issued for corporate governance; compliance; external disclosures, including continuous disclosure, antitrust and code of ethics covering the preparation of financial statements and risk analysis. These policies and guidances apply to all Rio Tinto managed businesses.
     There is also a Groupwide “whistle blowing” programme called Speak-OUT. Employees are encouraged to report any concerns, including any suspicion of a violation of the Group’s financial reporting and environmental procedures, through an independent third party and without fear of recrimination. A process has been established for the investigation of any matters reported with clear lines of reporting and responsibility in each Group business.
     Where the Group does not have operating responsibility for a business, Rio Tinto’s policies are communicated to the business partners and they are encouraged to adopt similar policies of their own.
     Rio Tinto’s report on social and environmental matters follows the Association of British Insurers’ guidelines. This report can be found on pages 76 to 80. Details of the Group’s overall and individual businesses’ social and environmental performance continue to be published on Rio Tinto’s website and in the Sustainable development review.

Responsibilities of the directors
The directors are required to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group as at the end of the financial period and of the profit or loss and cash flows for that period. This includes, in respect of Rio Tinto plc, preparing financial statements in accordance with UK company law which give a true and fair view of the state of the Company’s affairs, and for preparing a Remuneration report which includes the information required by Part 3 of Schedule 7A to the UK Companies Act 1985 and Australian Accounting Standard AASB 124 “Related Party Disclosures”. To ensure that these requirements are satisfied, the directors are responsible for establishing and maintaining adequate internal controls and procedures for financial reporting throughout the Group.
     The directors consider that the 2005 Annual report and financial statements present a true and fair view and have been prepared in accordance with applicable accounting standards, using the most appropriate accounting policies for Rio Tinto’s business and supported by reasonable and prudent judgements and estimates. The accounting policies have been consistently applied.
     The directors have received a written statement from the chief executive and the finance director to this effect. In accordance with ASX Best Practice Recommendation 7.2, this written statement relies on a sound system of risk management and internal compliance and controls which implements the policies adopted by the board and confirms that the Group’s risk management and internal compliance and control systems are operating efficiently and effectively in all material respects.

Rio Tinto 2005 Form 20-F	116

Back to Contents

     The directors, senior executives, senior financial managers and other members of staff who are required to exercise judgement in the course of the preparation of the financial statements are required to conduct themselves with integrity and honesty and in accordance with the ethical standards of their profession and/or business.
     The directors are responsible for maintaining proper accounting records, in accordance with the UK Companies Act 1985 and the Australian Corporations Act 2001. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of Group and to prevent and detect fraud and other irregularities The directors are also responsible for the maintenance and integrity of the Group’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. The work carried out by the auditors does not involve consideration of this and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially available on the website.

Going concern
The financial statements have been prepared on the going concern basis. The directors report that they have satisfied themselves that the Companies and the Group are a going concern since they have adequate financial resources to continue in operational existence for the foreseeable future.

Boards’ statement on internal control
Rio Tinto’s overriding corporate objective is to maximise long term shareholder value through responsible and sustainable investment in mining and related assets. The directors recognise that creating shareholder value is the reward for taking and accepting risk.
      The directors are responsible for the Group’s system of internal controls and for reviewing its effectiveness in providing shareholders with a return on their investments that is consistent with a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls, and risk management procedures. Because of the limitations inherent in any such system this is designed to manage rather than eliminate risk. Accordingly, it provides reasonable but not absolute assurance against material misstatement or loss.
     The directors have established a process for identifying, evaluating and managing the significant risks faced by the Group. This process was in place during 2005 and up to and including the date of approval of the 2005 Annual report and financial statements. The process is reviewed annually by the directors and accords with the guidance set out in Internal Control: Guidance for Directors on the Combined Code.
     Two of the Group’s management committees, the Executive committee and the Disclosures and procedures committee regularly review information related to the Group’s control framework. This information is presented to the Audit committee to enable its members to assess the effectiveness of the internal controls. In addition, the board and their committees monitor the Group’s significant risks on an ongoing basis.
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
     Each year, the leaders of the Group’s businesses and administrative offices complete an internal control questionnaire that seeks to confirm that adequate internal controls are in place and operating effectively. The results of this process are reviewed by the executive committee and it is then presented to the board as a further part of their review of the Group’s internal controls. This process is continually reviewed and strengthened as appropriate.
     In 2002, the Group also established a Disclosure and procedures committee, which was tasked with reviewing the adequacy and effectiveness of Group controls and procedures over the public disclosure of financial and related information. The committee has been presenting the results of this process to the directors and will continue to do so.
     The Group has material investments in a number of joint ventures and associated companies. Where Rio Tinto does not have managerial control, it cannot guarantee that local management of mining assets will comply with Rio Tinto standards or objectives. Accordingly, the review of their internal controls is less comprehensive than that for the Group’s managed operations.

The New York Stock Exchange
In November 2003, the SEC approved the new corporate governance listing standards of the New York Stock Exchange (NYSE). The Company, as a foreign issuer with American Depositary Shares listed on the NYSE, is obliged to disclose any significant ways in which its corporate governance practices differ from these standards.
     The Company has reviewed the NYSE’s listing standards and believes that its corporate governance practices are broadly consistent with them, with one exception where the Company does not meet the strict requirements set out in these standards.

Rio Tinto 2005 Form 20-F	117

Back to Contents

     The standards state that companies must have a nominating/ corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the board a set of corporate governance principles applicable to the Company. Rio Tinto has a Nominations committee, information about which is set out on page 115. This committee does not develop corporate governance principles for the board’s approval. The board itself performs this task and approves the Group’s overall system of governance and internal controls.

New Zealand corporate governance statement
Rio Tinto Limited is listed with the ASX and New Zealand Stock Exchange (“NZX”), which both have their own corporate governance rules. As an “overseas listed issuer”, Rio Tinto Limited is deemed to satisfy the NZX rules while it remains ASX listed. Additionally the NZX rules require Rio Tinto Limited to disclose in its annual report any home exchange corporate governance rules and principles which materially differ from those of the NZX. Although the ASX corporate governance guidelines are substantially the same as the NZX regime, the following differences may be considered material:
•	The Australian equivalent of a number of the NZX rules including restrictions on buy backs, financial assistance and rules governing auditors are contained in the Corporations Act 2001 rather than in the ASX Listing Rules.
•	The ASX guidelines extend beyond the NZX rules to specifically address risk management, internal controls and stakeholder interests and require the public disclosure of internal policies and procedures.
•	The ASX guidelines recommend that a majority of directors must be independent whereas the NZX rules require one third of directors and at least two directors to be independent. Independence is defined similarly under both rules but there are differences.
•	The ASX Listing Rules do not require shareholder approval of major transactions and related party transactions to the extent required by the NZX rules.
Despite these regulatory differences, the directors believe that Rio Tinto Limited’s corporate governance practices are consistent with the intentions underlying the NZX Corporate Governance Best Practice Standards.

Principal auditors
The remuneration of the Group’s principal auditors for audit services and other services, as well as remuneration payable to other accounting firms, has been set out in Note 44 to the 2005 Financial statements.
      Rio Tinto has adopted policies designed to uphold the independence of the Group’s principal auditors by prohibiting their engagement to provide a range of accounting and other professional services that might compromise their appointment as independent auditors. The engagement of the Group’s principal auditors to provide statutory audit services, certain other assurance services, tax services and some other specific services are pre-approved annually by the Audit committee. The engagement of the Group’s principal auditors to provide other permitted services are individually subject to the specific approval of the Audit committee or its chairman.
     Prior to the commencement of each financial year, the Group’s finance director submits to the Audit committee a schedule of the types of services that are expected to be performed during the following year for its approval. The Audit committee may impose a US dollar limit on the total value of other permitted services that can be provided. Any non audit service provided by the Group’s principal auditors, where the expected fee exceeds a pre-determined level, must be subject to the Group’s normal tender procedures. However, in exceptional circumstances the finance director is authorised to engage the Group’s principal auditors to provide such services without going to tender, but if the fees are expected to exceed US$250,000 then the chairman of the Audit committee must approve the engagement.
     The Audit committee adopted policies for the pre-approval of permitted services provided by the Group’s principal auditors during January 2003. These are regularly reviewed by the committee. Engagements for services provided by the Group’s principal auditors since the adoption of these policies were either within the pre-approval policies or approved by the Audit committee.

Audit committee
The Audit committee meets the membership requirements of the Code, the ASX Corporate Governance Guidelines and the NYSE Code. The Group also meets the composition, operation and responsibility requirements in respect of audit committees mandated by the Australian Stock Exchange. The Audit committee is governed by a written charter approved by the board, which the Audit committee reviews and reassesses each year for adequacy. A copy of this charter is reproduced on pages 120 to 121.
     The Audit committee comprises the four members set out below. Vivienne Cox became a member of the committee with effect from April 2005. The members of the committee are independent and are free of any relationship that would interfere with impartial judgement in carrying out their responsibilities. David Mayhew attends the meetings in an advisory capacity.

Report of the Audit committee
The Audit committee met eight times in 2005. It monitors developments in corporate governance in the UK, Australia and the US, to ensure the Group continues to apply high and appropriate standards.
     Many of the new US requirements have long been best practice and are incorporated into the committee’s charter, reproduced on pages 120 to 121. The charter is subject to regular discussion and has been reviewed in the light of new requirements and emerging best practice.

Rio Tinto 2005 Form 20-F	118

Back to Contents

     There is in place a set of procedures, including budgetary guidelines, for the appointment of the external auditor to undertake non audit work, which aims to provide the best possible services for the Group at the most advantageous price. The committee reviews the independence of the external auditors on an annual basis and a process is also in place to review their effectiveness to ensure that the Group continues to receive an efficient and unbiased service. The committee advised the directors that the Audit committee is satisfied that the provision of non audit services by the external auditors during 2005 is compatible with the general standard of independence for auditors imposed by the Australian Corporations Act 2001. Furthermore, as part of its responsibility to foster open communication, the committee meets with management, the external auditors and the internal auditor separately.

Financial expert
The Audit committee reviewed the SEC requirements for audit committees’ financial experts and the Combined Code requirement that at least one committee member should have recent and relevant financial experience. Following a detailed review, the committee recommended to the board that Andrew Gould and Sir David Clementi be identified as the Audit committee’s financial experts in the 2005 Annual report and financial statements. The board has concluded that Andrew Gould and Sir David Clementi possess the requisite skills, experience and background to qualify for the purpose of C.3.1 of the Code as well as fulfilling the SEC criteria.

2005 financial statements
The Audit committee has reviewed and discussed with management the Group’s audited financial statements for the year ended 31 December 2005.
     We have discussed with the external auditors the matters described in the American Institute of Certified Public Accountant Auditing Standard No. 90, Audit committee communications, and in the International Standard on Auditing (UK and Ireland) 260, Communication of Audit Matters with those charged with governance (ISA 260), including their judgements regarding the quality of the Group’s accounting principles and underlying estimates.
     The committee has discussed with the external auditors their independence, and received and reviewed their written disclosures, as required by the US Independence Standards Board’s Standard No. 1, Independence Discussions with Audit Committees and ISA 260.
     Based on the reviews and discussions referred to above, the committee has recommended to the board of directors that the financial statements referred to above be included in this Annual report.

Andrew F J Gould (Chairman)
Sir David Clementi
Vivienne Cox
Lord Kerr
24 February 2006

Report of the Nominations committee
The Nominations committee report of its activities covers a period of considerable change in composition of the board. Three long serving non executive directors retired during 2005. They were Sir Richard Giordano, Leon Davis and John Morschel. The committee therefore focused on the recruitment, with input from an external search advisers, of replacements with appropriate skills and experience. Ashton Calvert and Vivienne Cox joined the board on 1 February 2005, and Sir Rod Eddington joined the board on 1 September 2005. Each is an independent director who brings an experience profile which will ensure that the overall quality of the board is maintained. The committee also reviewed matters relating to the succession plans for the senior executive team. As part of his annual performance assessment of individual directors, Paul Skinner, who is chairman of the Nominations committee, has reviewed the time committed by directors to Group business and confirmed this to be appropriate in each case.

Paul Skinner (Chairman)
Ashton Calvert, AC
Sir Rod Eddington
David Mayhew
Sir Richard Sykes
24 February 2006

Rio Tinto 2005 Form 20-F	119

Back to Contents

AUDIT COMMITTEE CHARTER

Scope and authority
The Company is required by the UK Listing Authority (UKLA), the New York Stock Exchange (NYSE), and the Australian Stock Exchange (ASX) to establish an Audit committee. Each of the UKLA, the NYSE and the ASX also lay down rules and guidelines for the composition of the Committee and the work to be undertaken by it. These requirements, where not self evident, have been incorporated into this Charter.
The primary function of the Audit committee is to assist the boards of directors in fulfilling their responsibilities by reviewing:
•	The financial information that will be provided to shareholders and the public;
•	The systems of internal controls that the boards and management have established;
•	The Group's auditing, accounting and financial reporting processes.
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

Composition
The Audit committee shall comprise three or more non executive directors, all of whom shall be independent. The chairman of the Audit committee will be an independent director, who is not also the chairman of the boards. The boards will determine each director’s independence having regard to the Independence Policy adopted by the boards, which includes consideration of any past and present relationships with the Group which, in the opinion of the boards, could influence the director’s judgment.
     All members of the committee shall have a working knowledge of basic finance and accounting practices. At least one member of the committee will have accounting or related financial management expertise, as determined by the boards.
     A quorum will comprise any two committee members.
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
     To fulfil its responsibilities the committee shall:

Charter
•	Review and, if appropriate, update this Charter at least annually.

Financial reporting and internal financial controls
•	Review with management and the external auditors the Group’s financial statements, Form 20-F, stock exchange and media releases in respect of each half year and full year.
•	Review with management and the external auditors the accounting policies and practices adopted by the company and their compliance with accounting standards, stock exchange listing rules and relevant legislation.
•	Discuss with management and the external auditors management’s choice of accounting principles and material judgments, including whether they are aggressive or conservative and whether they are common or minority practices.
•	Recommend to the boards that the annual and interim financial statements and Form 20-F reviewed by the committee (or the chairman representing the committee for this purpose) be included in the Group's annual report.
•	Review the regular reports prepared by the internal auditor including the effectiveness of the Group’s internal financial controls.

Rio Tinto 2005 Form 20-F	120

Back to Contents

External auditors
•	Review and recommend to the boards the external auditors to be proposed to shareholders, following a commercial tender if deemed necessary.
•	Review with the external auditors the planned scope of their audit and subsequently their audit findings including any internal control recommendations.
•	Periodically consult with the external auditors out of the presence of management about the quality of the Group’s accounting principles, material judgments and any other matters that the committee deems appropriate.
•	Periodically review the performance of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements.
•	Review and approve the fees and other compensation to be paid to the external auditors.
•	Review and approve any non audit work and related fees to be carried out by the external auditors.
•	Ensure that the external auditors submit a written statement outlining all of its professional relationships with the Group including the provision of services that may affect their objectivity or independence. Review and discuss with the external auditors all significant relationships they have with the company to determine their independence.

Internal auditor
•	Review the qualifications, organisation, strategic focus and resourcing of internal audit.
•	Review and approve the internal audit plans.
•	Review internal audit performance.
•	Periodically consult privately with the internal auditor about any significant difficulties encountered including restrictions on scope of work, access to required information or any other matters that the committee deems appropriate.

Risk management
•	Review and evaluate the internal processes for determining and managing key risk areas.
•	Ensure the company has an effective risk management system and that macro risks are reported at least annually to the board.
•	Require periodic reports from nominated senior managers:
	–	confirming the operation of the risk management system including advice that accountable management have confirmed the proper operation of agreed risk mitigation strategies and controls; and
	–	detailing material risks.
•	Address the effectiveness of the Company’s internal control system with management and the internal and external auditors.
•	Evaluate the process the Company has in place for assessing and continuously improving internal controls, particularly those related to areas of material risk.

Other matters
The committee shall also perform any other activities consistent with this charter that the committee or boards deem appropriate. This will include but not be limited to:

•	Review of the corporate governance practices of Group sponsored pension funds;
•	Review of the Group’s insurance cover;
•	Review the Group’s tax planning and compliance;
•	Review the Group’s whistleblowing procedures for financial reporting.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS
As far as is known, Rio Tinto plc is not directly or indirectly owned or controlled by another corporation or by any government. Rio Tinto plc does not know of any arrangements which may result in a change in its control. As of 31 May 2006, the total amount of the voting securities owned by the directors of Rio Tinto plc as a group was 90,957 ordinary shares of 10p each representing less than one per cent of the number in issue.
     As far as is known, Rio Tinto Limited, with the exception of the arrangements for the dual listed companies merger described on pages 128 to 130, is not directly or indirectly owned or controlled by another corporation or by any government. As of 31 May 2006, the only person known to Rio Tinto Limited as owning more than five per cent of its shares was Tinto Holdings Australia Pty Limited, which is an indirect wholly owned subsidiary of Rio Tinto plc, with 171,072,520 shares, representing 37.48 per cent of its issued capital. Rio Tinto Limited does not know of any arrangements which may result in a change in its control. As of 31 May 2006 the total amount of the voting securities owned by the directors of Rio Tinto Limited as a group was 91,255 shares representing less than one per cent of the number in issue.

Rio Tinto 2005 Form 20-F	121

Back to Contents

     Directors’ interests in Group voting securities are shown in Table 3 on page 102. Their total beneficial interest in the Group amounts to less than one per cent.
     Except as provided under the DLC Merger Sharing Agreement as explained on pages 128 to 129, the Group’s major shareholders have the same voting and other rights as other shareholders.
     As at 31 May 2006 there were 253 US registered shareholders holding 151,286 shares in Rio Tinto plc, and 230 US registered shareholders holding 320,867 shares in Rio Tinto Limited.

SUBSTANTIAL SHAREHOLDERS
Under the Listing Rules, any shareholder of Rio Tinto plc with a beneficial interest of more than three per cent, or of Rio Tinto Limited with a beneficial interest of more than five per cent, is required to provide the Companies with notice. Excluding the interest held by Tinto Holdings Australia Pty Limited in Rio Tinto Limited, the shareholders to have provided such notice are:

RIO TINTO plc	Date of notice	Number of	Percentage
		shares	of issued
			share capital

Barclays PLC	5 May 2006	41,776,631	3.950
The Capital Group Companies, Inc	26 May 2006	42,254,917	4.007
Fidelity Management and Research Company	23 December 2005	33,690,364	3.150
Legal & General plc	5 October 2005	33,539,570	3.130

Note
As far as it is known, Rio Tinto is not directly or indirectly owned or controlled by another corporation or by any government.

RIO TINTO LIMITED	Date of notice	Number of	Percentage
		shares	of issued
share capital

None		—	—

Note
Rio Tinto is not aware of any arrangement which may result in a change in its control.

ANALYSIS OF ORDINARY SHAREHOLDERS As at 31 May 2006

			Rio Tinto plc				Rio Tinto Limited
	No of	%	Shares	%	No of	%	Shares	%
	accounts				accounts

1 to 1,000 shares	38,340	69.73	15,146,557	1.44	67,651	78.98	25,093,570	5.49
1,001 to 5,000 shares	13,580	24.70	27,331,242	2.59	15,808	18.46	30,966,597	6.78
5,001 to 10,000 shares	1,198	2.18	8,264,615	0.78	1,347	1.57	9,385,638	2.05
10,001 to 25,000 shares	632	1.15	9,820,280	0.93	556	0.65	8,260,372	1.81
25,001 to 125,000 shares	615	1.12	36,057,983	3.42	209	0.25	9,759,729	2.14
125,001 to 250,000 shares	194	0.35	34,912,634	3.31	29	0.03	5,054,995	1.11
250,001 to 1,250,000 shares	279	0.51	155,625,130	14.76	34	0.04	18,559,366	4.06
1,250,001 to 2,500,000	70	0.13	126,150,537	11.97	9	0.01	15,259,754	3.34
2,500,001 and over	72	0.13	524,990,879	49.80	11	0.01	334,362,490	73.19
ADRs	1	0.00	115,859,816	10.99	1	0.00	113,432	0.02

	55,756	100	1,054,214,489	100	83,563	100	456,815,943	100
Shares held in treasury			18,093,070				—

			1,072,307,559				456,815,943

Number of holdings less than marketable parcel of A$500.					1,374

Rio Tinto 2005 Form 20-F	122

Back to Contents

TWENTY LARGEST REGISTERED SHAREHOLDERS As at 31 May 2006

In accordance with the ASX Listing Rules, below are the names of the twenty largest registered holders of Rio Tinto Limited shares and the number of shares and the percentage of issued capital each holds:

RIO TINTO LIMITED
		Number of	Percentage
		shares	of issued
			share
			capital

1	Tinto Holdings Australia Pty Limited	171,072,520	37.45
2	J P Morgan Nominees Australia Limited	44,463,074	9.73
3	National Nominees Limited	37,191,058	8.14
4	Westpac Custodian Nominees Limited	37,053,361	8.11
5	ANZ Nominees Limited <CASH INCOME>	16,411,622	3.59
6	Citicorp Nominees PTY Limited	9,327,173	2.04
7	Cogent Nominees Pty Limited	6,674,301	1.46
8	Queensland Investment Corporation	3,474,258	0.76
9	Citicorp Nominees Pty Limited <CFS WSLE GEARED SHR FND A/C	3,375,324	0.74
10	Citicorp Nominees Pty Limited <CFS WSLE IMPUTATION FND A/C>	2,810,581	0.62
11	HSBC Custody Nominees (Australia) Limited	2,509,218	0.55
12	Westpac Financial Services Limited	2,422,823	0.53
13	RBC Dexia Investor Services Australia Nominees PTY Limited <PIPOOLED>	2,145,366	0.47
14	Citicorp Nominees Pty Limited<CFS IMPUTATION FUND A/C>	1,864,309	0.41
15	Australian Foundation Investment Company Limited	1,845,914	0.40
16	UBS Wealth Management Australia Nominees PTY LTD	1,629,692	0.36
17	AMP Life Limited	1,369,955	0.30
18	RBC Dexia Investor Services Australia Nominees PTY Limited <BKCUST>	1,363,811	0.30
19	Citicorp Nominees pty Limited<CFS WSLE AUST SHARE FND>	1,326,521	0.29
20	RBC Dexia Investor Services Australia Nominees PTY Limited	1,291,363	0.28

		349,622,244	76.53

Notes
1.	Tinto Holdings Australia Pty Limited is a wholly owned subsidiary of Rio Tinto plc.
2.	Registered nominees hold securities on behalf of beneficial shareholders.

RELATED PARTY TRANSACTIONS

Details of the Group’s material related party transactions are set out in Note 45 of the 2005 Financial statements.
     The Group’s financial statements and disclosures show the full extent of its financial commitments including debt and similar exposures. The Group’s share of the net debt of jointly controlled entities and associates is also disclosed.

Item 8.	Financial Information

LEGAL PROCEEDINGS

Neither Rio Tinto plc nor Rio Tinto Limited nor any of their subsidiaries is a defendant in any proceedings which the directors believe will have a material effect on either Company’s financial position or profitability.
     Contingencies are disclosed in Note 36 of the 2005 Financial statements.

DIVIDENDS

Both Companies have paid dividends on their shares every year since incorporation in 1962. The rights of Rio Tinto shareholders to receive dividends are explained under the description of the Dual Listed Companies’ Structure on page 128.

Dividend policy
The aim of Rio Tinto’s progressive dividend policy is to increase the US dollar value of ordinary dividends over time, without cutting them in economic downturns.
     The rate of the total annual dividend, in US dollars, is determined taking into account the results for the past year and the outlook for the current year. The interim dividend is set at one half of the total ordinary dividend for the previous year. Under Rio Tinto’s dividend policy the final ordinary dividend for each year is expected to be at least equal to the previous interim dividend.

Rio Tinto 2005 Form 20-F	123

Back to Contents

Dividend determination
The majority of the Group’s sales are transacted in US dollars, making this the most reliable measure for the Group’s global business performance. It is Rio Tinto’s main reporting currency and consequently the natural currency for dividend determination. Dividends determined in US dollars are translated at exchange rates prevailing two days prior to the announcement and are then declared payable in sterling by Rio Tinto plc and in Australian dollars by Rio Tinto Limited.
     On request shareholders of Rio Tinto plc can elect to receive dividends in Australian dollars and shareholders of Rio Tinto Limited can elect to receive dividends in sterling. Shareholders requiring further information should contact Computershare.

2005 dividends
The 2005 interim and final dividends were determined at 38.5 US cents and at 41.5 US cents per share respectively and the applicable translation rates were US$1.7704 and US$1.7774 to the pound sterling and US$0.7615 and US$0.7564 to the Australian dollar. A special dividend of 110.00 US cents per share was also declared payable at the same time as the final dividend.
     Final dividends of 23.35 pence per share and of 54.86 Australian cents per share, together with the special dividend of 61.89 pence and 145.42 Australian cents, will be paid on 6 April 2006. A final dividend of 166 US cents, together with a special dividend of 440 US cents per ADR (each representing four shares), will be paid by JPMorgan Chase Bank NA to ADR holders on 7 April 2006.
     The tables below set out the amounts of interim, final and special cash dividends paid or payable on each share or ADS in respect of each financial year, but before deduction of any withholding tax.

Rio Tinto Group – US cents per share	2005	2004	2003	2002	2001

Interim	38.5	32.0	30.0	29.5	20.0
Final	41.5	45.0	34.0	30.5	39.0
Special	110.0	—	—	—	—

Total	190.0	77.0	64.0	60.0	59.0

Rio Tinto plc – UK pence per share	2005	2004	2003	2002	2001

Interim	21.75	17.54	18.45	18.87	14.03
Final	23.35	23.94	18.68	18.60	27.65
Special	61.89	—	—	—	—

Total	106.99	41.48	37.13	37.47	41.68

Rio Tinto Limited – Australian cents per share	2005	2004	2003	2002	2001

Interim	50.56	45.53	45.02	54.06	39.42
Final	54.86	58.29	44.68	51.87	75.85
Special	145.42	—	—	—	—

Total	250.84	103.82	89.70	105.93	115.27

Rio Tinto plc and Rio Tinto Limited – US cents per ADS	2005	2004	2003	2002	2001

Interim	154	128	120	118	80
Final	166	180	136	122	156
Special	440	—	—	—	—

Total	760	308	256	240	236

Dividend reinvestment plan (DRP)
Rio Tinto offers a DRP to registered shareholders which provides the opportunity to use cash dividends to purchase Rio Tinto shares in the market free of commission, see Taxation on pages 133 and 134 for an explanation of the tax consequences. Due to local legislation the DRP cannot be extended to shareholders in the US, Canada and certain other countries. Please contact Computershare for further information.

POST BALANCE SHEET EVENTS

No significant changes have occurred since the date of the financial statements. Changes which may be of interest are:
•	Share buybacks and issues, which are discussed on page 10;
•	Western Australian Government approval and ratification of the Hope Downs Joint Venture in April 2006, which is discussed on page 61; and
•	For the contract year commencing April 2006 RTIO reached agreement with customers on price increases for its products of 19 per cent.

Rio Tinto 2005 Form 20-F	124

Back to Contents

Item 9.	The Offer and Listing

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
     All orders placed on the order book are firm and are for standard three day settlement. While the order book is vital to all market participants, orders are anonymous, with the counterparties being revealed to each other only after execution of the trade.
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
     Closing LSE share prices are published in most UK national newspapers and are also available during the day on the Rio Tinto and other websites. Share prices are also available on CEEFAX and TELETEXT and can be obtained through the Cityline service operated by the Financial Times in the UK: telephone 0906 843 3880; calls are currently charged at 60p per minute plus VAT, in addition to any mobile phone charges.
     Rio Tinto plc has a sponsored American Depositary Receipt (ADR) facility with JPMorgan Chase Bank NA under a Deposit Agreement, dated 13 July 1988, as amended on 11 June 1990, as further amended and restated on 15 February 1999 and as further amended and restated on 18 February 2005. The ADRs evidence Rio Tinto plc American Depositary Shares (ADS), each representing four ordinary shares. The shares are registered with the US Securities and Exchange Commission (SEC), are listed on the New York Stock Exchange (NYSE) and are traded under the symbol ‘RTP’.
     Rio Tinto plc shares are also listed on Euronext and on Deutsche Börse.
     The following table shows share prices for the period indicated, the reported high and low middle market quotations, which represent an average of bid and asked prices, for Rio Tinto plc’s shares on the LSE based on the LSE Daily Official List, and the highest and lowest sale prices of the Rio Tinto plc ADSs as reported on the NYSE composite tape.

Rio Tinto 2005 Form 20-F	125

Back to Contents

	Pence per		US$ per
	Rio Tinto plc share		Rio Tinto plc ADS
	High	Low	High	Low

2001	1,475	930	84.10	55.00
2002	1,492	981	85.93	62.00
2003	1,543	1,093	111.35	71.70
2004	1,574	1,212	119.39	86.42
2005	2,657	1,472	183.29	111.57

Aug 2005	2,075	1,876	150.24	133.90
Sep 2005	2,346	1,936	166.90	143.33
Oct 2005	2,308	2,073	163.77	148.81
Nov 2005	2,414	2,176	167.50	153.43
Dec 2005	2,657	2,402	183.29	168.33
Jan 2006	2,800	2,634	212.94	184.08
Feb2006	2,945	2,680	207.76	188.64
Mar 2006	2,941	2,588	208.48	180.01
Apr 2006	3,193	2,922	230.25	212.00
May 2006	3,322	2,660	246.78	205.00

2004
First quarter	1,574	1,297	111.50	95.95
Second quarter	1,409	1,212	105.30	86.42
Third quarter	1,496	1,313	108.65	97.03
Fourth quarter	1,562	1,421	119.39	103.48

2005
First quarter	1,851	1,472	142.80	111.57
Second quarter	1,762	1,557	130.75	115.80
Third quarter	2,346	1,724	166.90	122.98
Fourth quarter	2,657	2,073	183.29	148.81

2006
First quarter	2,945	2,588	212.94	180.01

As at 31 May 2006, there were 55,994 holders of record of Rio Tinto plc’s shares. Of these holders, 253 had registered addresses in the US and held a total of 151,286 Rio Tinto plc shares, representing 0.01 per cent of the total number of Rio Tinto plc shares issued and outstanding as at such date. In addition, 115.9 million Rio Tinto plc shares were registered in the name of a custodian account in London which represented 11.0 per cent of the publicly held Rio Tinto plc shares issued and outstanding. These shares were represented by 29.0 million Rio Tinto plc ADSs held of record by 368 ADR holders. In addition, certain accounts of record with registered addresses other than in the US hold shares, in whole or in part, beneficially for US persons.

Rio Tinto Limited
Rio Tinto Limited shares are listed on the Australian Stock Exchange (ASX) and the New Zealand Stock Exchange. The ASX is the principal trading market for Rio Tinto Limited shares. The ASX is a national stock exchange operating in the capital city of each Australian State with an automated trading system. Although not listed, Rio Tinto Limited shares are also traded in London.
     Closing ASX share prices are published in most Australian newspapers and are also available during the day on the Rio Tinto and other websites.
     Rio Tinto Limited has an ADR facility with JPMorgan Chase Bank NA under a Deposit Agreement, dated 6 June 1989, as amended on 1 August 1989, as further amended and restated on 2 June 1992 and as further amended and restated on 7 July 2005. The ADRs evidence Rio Tinto Limited’s ADSs, each representing four shares and are traded in the over the counter market under the symbol ‘RTOLY’.
     The Group’s two ADR programmes were established before the 1995 merger of Rio Tinto plc and Rio Tinto Limited in a dual listed companies structure. The Group does not believe that there is any benefit in continuing to maintain two separate ADR programmes and due to the relative size of the Rio Tinto Limited ADR programme has decided that it should be terminated. In February 2006 formal notice of termination of the Deposit Agreement was given to JPMorgan Chase Bank NA with the intention that it should be terminated on 10 April 2006, immediately after the payment of the final dividend to the ADR holders. Any questions concerning holdings of Rio Tinto Limited ADRs should be directed to the JPMorgan Service Center on (800) 990 1135.
     The following tables set out for the periods indicated the high and low closing sale prices of Rio Tinto Limited shares based upon information provided by the ASX and the highest and lowest trading prices of Rio Tinto Limited ADSs, as advised by JPMorgan Chase Bank NA. There is no established trading market in the US for Rio Tinto Limited’s shares or ADSs.

Rio Tinto 2005 Form 20-F	126

Back to Contents

	A$ per		US$ per
	Rio Tinto Limited share		Rio Tinto Limited ADS
	High	Low	High	Low

2001	38.62	28.40	80.55	54.00
2002	41.35	29.05	85.24	63.62
2003	37.54	28.17	112.42	73.85
2004	40.20	31.98	125.00	91.60
2005	69.10	38.82	204.00	118.56

Aug 2005	53.10	49.17	166.00	149.75
Sept 2005	60.01	50.55	181.00	156.00
Oct 2005	58.93	54.27	180.75	163.25
Nov 2005	62.60	57.00	187.00	169.78
Dec 2005	69.10	60.40	204.00	179.50
Jan 2006	71.06	68.80	234.00	207.00
Feb 2006	75.57	70.95	229.75	209.00
Mar 2006	78.85	67.50	226.00	197.50
Apr 2006	85.31	78.65	246.00	232.00
May 2006	87.97	74.65	n/a	n/a

2004
First quarter	38.50	33.80	115.00	99.45
Second quarter	36.18	31.98	108.00	91.60
Third quarter	38.60	35.56	108.20	102.00
Fourth quarter	40.20	36.30	125.00	107.00

2005
First quarter	47.93	38.82	153.00	118.56
Second quarter	45.90	41.40	143.75	127.50
Third quarter	60.01	45.12	181.00	135.00
Fourth quarter	69.10	54.27	204.00	163.25

2006
First quarter	78.85	67.50	234.00	197.50

     As at 31 May 2006, a total of 320,867 Rio Tinto Limited shares were held of record by 230 persons with registered addresses in the US, which represented approximately 0.07 per cent of the total number of Rio Tinto Limited shares issued and outstanding as of such date. Rio Tinto plc and Rio Tinto Limited established separate ADR programmes prior to their merger and have maintained both but following a recent review it was concluded that the Rio Tinto Limited ADR programme should be terminated with effect from 10 April 2006 and a notice of termination was mailed to ADR holders. The Rio Tinto plc ADR programme will not be affected by this termination. As at 31 May 2006, an aggregate of 28,358 Rio Tinto Limited ADSs remained outstanding, representing 113,432 Rio Tinto Limited shares, and were held of record by 40 persons with registered addresses in the US, which represented less than one per cent of the total number of Rio Tinto Limited shares issued and outstanding. In addition, nominee accounts of record with registered addresses other than in the US may hold Rio Tinto Limited shares, in whole or in part, beneficially for US persons.

ADR holders
ADR holders may instruct JPMorgan Chase Bank NA as to how the shares represented by their ADRs should be voted.
     Registered holders of ADRs will have the Annual review and interim reports mailed to them at their record address. Brokers or financial institutions, which hold ADRs for shareholder clients, are responsible for forwarding shareholder information to their clients and will be provided with copies of the Annual review and interim reports for this purpose.
     Rio Tinto is subject to the US Securities and Exchange Commission (SEC) reporting requirements for foreign companies. A Form 20-F, which corresponds with the Form 10-K in US public companies, will be filed with the SEC. Rio Tinto’s Form 20-F and other filings can be viewed on the SEC web site at www.sec.gov.

Investment warning
Past performance of shares is not necessarily a guide to future performance. The value of shares and investments and the income derived from them can go down as well as up, and investors may not get back the amount they invested.

Rio Tinto 2005 Form 20-F	127

Back to Contents

Item 10.	Additional Information

DUAL LISTED COMPANIES STRUCTURE

On 20 December 1995, Rio Tinto shareholders approved the terms of the dual listed companies merger (the DLC merger) which was designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies. As a condition of its approval of the DLC merger, the Australian Government required Rio Tinto plc to reduce its shareholding in Rio Tinto Limited to 39 per cent by the end of 2005. Consistent with the commitments made to the Australian Government in 1995, the Rio Tinto plc shareholding in Rio Tinto Limited has been reduced over time to now stand at approximately 37.5 per cent.
     Following the approval of the DLC merger, both Companies entered into a DLC Merger Sharing Agreement (the Sharing Agreement) through which each Company agreed: (a) to ensure that the businesses of Rio Tinto plc and Rio Tinto Limited are managed on a unified basis, (b) to ensure that the boards of directors of each Company is the same, and (c) to give effect to certain arrangements designed to provide shareholders of each Company with a common economic interest in the combined enterprise.
     In order to achieve this third objective, the Sharing Agreement provided for the ratio of dividend, voting and capital distribution rights attached to each Rio Tinto plc share and to each Rio Tinto Limited share to be fixed in an Equalisation Ratio which has remained unchanged at 1:1. The Sharing Agreement has provided for this ratio to be revised in special circumstances where, for example, certain modifications are made to the share capital of one Company, such as rights issues, bonus issues, share splits and share consolidations, but not to the share capital of the other. Outside these specified circumstances, the Equalisation Ratio can only be altered with the approval of shareholders under the Class Rights Action approval procedure described under Voting rights. In addition, any adjustments are required to be confirmed by the auditors.
     One consequence of the DLC merger is that Rio Tinto is subject to a wide range of laws, rules and regulatory review across multiple jurisdictions. Where these rules differ, in many instances it means that Rio Tinto, as a Group, complies with the strictest applicable level.
     Consistent with the creation of a single combined enterprise under the DLC merger, directors of each Company act in the best interests of the shareholders of both Companies ie, in the best interests of Rio Tinto as a whole. When matters may involve a conflict of interests between the shareholders of each Company they must be approved under the Class Rights Action approval procedure.
     To ensure that the boards of both Companies are identical, resolutions to appoint or remove directors must be put to shareholders of both as a joint electorate as Joint Decisions as described under Voting rights, and it is a requirement that a person can only be a director of one Company if that person is also a director of the other Company. So, for example, if a person was removed as a director of one Company, he or she would also cease to be a director of the other.

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
     In the unlikely event that one Company did not have sufficient distributable reserves to pay the equalised dividend or the equalised capital distribution, it would be entitled to receive a top up payment from the other Company. The top up payment could be made as a dividend on the DLC Dividend Share or by way of a contractual payment.
     If the payment of an equalised dividend would contravene the law applicable to one of the Companies, then they may depart from the Equalisation Ratio. However, should such a departure occur then the relevant Company will put aside reserves to be held for payment on the relevant shares at a later date.
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

Voting rights
In principle, the Sharing Agreement provides for the public shareholders of Rio Tinto plc and Rio Tinto Limited to vote as a joint electorate on all matters which affect shareholders of both Companies in similar ways. These are referred to as Joint Decisions. Such Joint Decisions include the creation of new classes of share capital, the appointment or removal of directors and auditors and the receiving of annual financial statements. Joint Decisions are voted on a poll.
     The Sharing Agreement also provides for the protection of the public shareholders of each Company by treating the shares issued by each Company as if they were separate classes of shares issued by a single company. So decisions that do not affect the shareholders of both Companies equally require the separate approval of the shareholders of both Companies. Matters requiring this approval procedure are referred to as Class Rights Actions and are voted on a poll.

Rio Tinto 2005 Form 20-F	128

Back to Contents

     Thus, the interests of the shareholders of each Company are protected against decisions which affect them and the shareholders in the other company differently, by requiring their separate approval. For example, fundamental elements of the DLC merger cannot be changed unless approved by shareholders under the Class Rights Action approval procedure.
     Exceptions to these principles can arise in situations such as where legislation requires the separate approval of a decision by the appropriate majority of shareholders in one Company and where approval of the matter by shareholders of the other Company is not required.
     Where a matter has been expressly categorised as either a Joint Decision or a Class Rights Action, the directors do not have the power to change that categorisation. If a matter falls within both categories, it is treated as a Class Rights Action. In addition, the directors can determine that matters not expressly listed in either category should be put to shareholders for their approval under either procedure.
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
     In exceptional circumstances, certain public shareholders of the Companies can be excluded from voting at the respective Company’s general meetings because they have acquired shares in one Company in excess of a given threshold without making an offer for all the shares in the other Company. If this should occur, the votes cast by these excluded shareholders will be disregarded.
     Following the Companies’ general meetings the overall results of the voting on Joint Decisions and the results of voting on separate decisions will be announced to the stock exchanges, published on the Rio Tinto website and advertised in the Financial Times and Australian newspapers.

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

Rio Tinto Limited
At a Rio Tinto Limited shareholders’ meeting at which a Joint Decision will be considered, each Rio Tinto Limited share will carry one vote and, together with the Rio Tinto Limited ordinary shares held by Tinto Holdings Australia, the holder of its Special Voting Share will carry one vote for each vote cast by the public shareholders of Rio Tinto plc in their parallel meeting. Tinto Holdings Australia and the holder of the Special Voting Share are required to vote strictly, and only, in accordance with the votes cast for and against the equivalent resolution at the parallel Rio Tinto plc shareholders’ meeting.
     The holders of Rio Tinto plc ordinary shares do not actually hold any voting shares in Rio Tinto Limited by virtue of their holding in Rio Tinto plc and cannot enforce the voting arrangements relating to the Special Voting Share.

Capital distribution rights
If either of the Companies goes into liquidation, the Sharing Agreement provides for a valuation to be made of the surplus assets of both Companies. If the surplus assets available for distribution by one Company on each of the shares held by its public shareholders exceed the surplus assets available for distribution by the other Company on each of the shares held by its public shareholders, then an equalising payment between the two Companies shall be made, to the extent permitted by applicable law, such that the amount available for distribution on each share held by public shareholders of each Company conforms to the Equalisation Ratio. The objective is to ensure that the public shareholders of both Companies have equivalent rights to the assets of the combined Group on a per share basis, taking account of the Equalisation Ratio.
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

Rio Tinto 2005 Form 20-F	129

Back to Contents

     As part of the DLC merger, the memorandum and articles of association of Rio Tinto plc and the constitution of Rio Tinto Limited were amended with the intention of extending these laws and regulations to the combined enterprise and, in particular, to ensure that a person cannot exercise control over one Company without having made offers to the public shareholders of both Companies. It is consistent with the creation of the single economic enterprise and the equal treatment of the two sets of shareholders, that these laws and regulations should operate in this way. The articles of association of Rio Tinto plc and the constitution of Rio Tinto Limited impose restrictions on any person who controls, directly or indirectly, 20 per cent or more of the votes on a Joint Decision. If, however, such a person only has an interest in either Rio Tinto Limited or Rio Tinto plc, then the restrictions will only apply if they control, directly or indirectly, 30 per cent or more of the votes at that Company’s general meetings.
     If one of the thresholds specified above is breached then, subject to certain limited exceptions and notification by the relevant Company, such persons (i) may not attend or vote at general meetings of the relevant Company; (ii) may not receive dividends or other distributions from the relevant Company; and (iii) may be divested of their interest by the directors of the relevant Company. These restrictions will continue to apply until such persons have either made a public offer for all of the publicly held shares of the other Company, or have reduced their controlling interest below the thresholds specified, or have acquired through a permitted means at least 50 per cent of the voting rights of all the shares held by the public shareholders of each Company.
     These provisions are designed to ensure that offers for the publicly held shares of both Companies would be required to avoid the restrictions set out above, even if the interests which breach the thresholds are only held in one of the Companies. The directors do not have the discretion to exempt a person from the operation of these rules.
     Under the Sharing Agreement, the Companies agree to cooperate to enforce the restrictions contained in their articles of association and constitution and also agree that no member of the Rio Tinto Group shall accept a third party offer for Rio Tinto Limited shares unless such acceptance is approved by a Joint Decision of the public shareholders of both Companies.

Guarantees
In December 1995, each Company entered into a Deed Poll Guarantee in favour of creditors of the other Company. Pursuant to the Deed Poll Guarantees, each Company guaranteed the contractual obligations of the other Company and the obligations of other persons which are guaranteed by the other Company, subject to certain limited exceptions. Beneficiaries under the Deed Poll Guarantees may make demand upon the guarantor thereunder without first having recourse to the Company or persons whose obligations are being guaranteed. The obligations of the guarantor under each Deed Poll Guarantee expire upon termination of the Sharing Agreement and under other limited circumstances, but only in respect of obligations arising after such termination and, in the case of other limited circumstances, the publication and expiry of due notice. The shareholders of the Companies cannot enforce the provision of the Deed Poll Guarantees.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Rio Tinto plc adopted new Articles of Association by Special Resolution passed on 11 April 2002 and amended on 14 April 2005; and Rio Tinto Limited amended its Constitution by Special Resolution on 18 April 2002 and on 29 April 2005. The resolutions passed during April 2005 were in consequence to a growing market practice in Australia for companies to undertake off market tender buy backs where the buy back price is below the prevailing market prices. Subject to obtaining regulatory relief, such buy backs do not require shareholder approval. The effect of the resolutions was to make it clear that, provided a buy back complied with all applicable laws, it would not require additional shareholder approval for purposes of the dual listed companies (‘DLC’).

Introduction
As explained on pages 128 to 130 under the terms of the DLC merger the shareholders of Rio Tinto plc and of Rio Tinto Limited entered into certain contractual arrangements which are designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise which owned all of the assets of both Companies. Generally and as far as is permitted by the UK Companies Act and the Australian Corporations Law this principle is reflected in the Memorandum and Articles of Association of Rio Tinto plc and in the Constitution of Rio Tinto Limited. The summaries below include descriptions of material rights of the shareholders of both Rio Tinto plc and Rio Tinto Limited. Unless stated otherwise the Memorandum and Articles of Association of and Constitution are identical.
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

Rio Tinto 2005 Form 20-F	130

Back to Contents

Objects
The objects of Rio Tinto plc are set out in the fourth clause of its Memorandum of Association and the objects of Rio Tinto Limited are set out in the second clause of its Constitution. Included in these objects is the right for each Company to enter into, with one another, operate and carry into effect an Agreement known as the DLC Merger Sharing Agreement and a Deed Poll Guarantee.

Other objects of Rio Tinto plc include provisions:
•	to carry on as an Investment Holding Company;
•	to subscribe for, sell, exchange or dispose of any type of security or investment;
•	to purchase any estate or interest in property or assets;
•	to borrow and raise money to secure or discharge any debt or obligation of or binding on the Company;
•	to draw, make or deal in negotiable or transferable instruments;
•	to amalgamate with and co-operate with or assist or subsidise any company, firm or person and to purchase or otherwise acquire or undertake all or any part of the business property or liabilities of any person, body or company carrying on any business which this Company is authorised to carry on;
•	to promote the Company;
•	to lend money and guarantee contracts or obligations of the Company and to give all kinds of indemnities;
•	to sell, lease, grant licences and other rights over any part of the Company;
to procure the registration of the Company outside England;
•	to subscribe or guarantee money to any national, charitable, benevolent, public, general or exhibition which may further the objects of the Company or the interest of its members;
•	to grant pensions or gratuities to employees, ex-employees, officers and ex-officers;
•	to establish any scheme or trust which may benefit employees;
•	to lend money to employees to purchase Company shares;
•	to purchase and maintain insurance for employees and to carry on the objects of the Company in any part of the world either as principals, agents, contractors, trustees or otherwise.

Other objects of Rio Tinto Limited include the powers:
•	to prospect for, explore, quarry, develop, excavate, dredge for, open, work, win, purchase or otherwise obtain all minerals, metals and substances;
•	to carry on business as proprietors of and to purchase, take on, lease or in exchange or otherwise acquire and control mineral and other properties, lands and hereditaments of any tenure, mines and other rights or options thereon
•	to raise, win, get, quarry, crush, smelt, calcine, refine, dress, amalgamate, manipulate and otherwise treat, prepare, sell and deal in ores, metals and other products of mines;
•	to carry on business as ship owners, railway proprietors, motor car, lorry and coach proprietors, and garage proprietors, carriers and hauliers, bankers, storekeepers, wharfingers, cartage, storage, building and general contractors and to buy and sell or otherwise deal in real or personal property of any kind;
•	to carry on business as manufacturers of and dealers in and exporters and importers of goods and merchandise of all kinds and merchants generally; and
•	to guarantee the payment of premiums on any sinking fund or endowment policy or policies taken out by any company having objects similar to the objects of the Company.

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

Rio Tinto 2005 Form 20-F	131

Back to Contents

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
     Directors are not required to hold any shares of either Company by way of qualification, but a director is nevertheless entitled to attend and speak at shareholders' meetings. Nevertheless, as disclosed in the Remuneration report on pages 87 to 97 the Remuneration committee has informed the executive directors that they would be expected to build up a shareholding equal in value to two times salary over five years.
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

Voting rights
Voting at any general meeting of shareholders is by a show of hands unless on a poll, being a written vote, that has been duly demanded. On a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for every ordinary share or share for which he or she is the holder and, in the case of Joint Decisions, the holder of the Special Voting Share has one vote for each vote cast by the public shareholders at the parallel meeting of shareholders. The voting rights attached to the Special Voting Share have been set out on pages 128 to 129. A poll may be demanded by any of the following:
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
Matters are transacted at general meetings by the proposing and passing of resolutions, of which there are three kinds:
•	an ordinary resolution, which includes resolutions for the election of directors, the receiving of financial statements, the cumulative annual payment of dividends, the appointment of auditors, the increase of authorised share capital or the grant of authority to allot shares;
•	a special resolution, which includes resolutions amending the Company’s Memorandum and Articles of Association, disapplying statutory pre-emption rights or changing the Company’s name; and
•	an extraordinary resolution, which includes resolutions modifying the rights of any class of the Company’s shares at a meeting of the holders of such class or relating to certain matters concerning the Company’s winding up.

Rio Tinto 2005 Form 20-F	132

Back to Contents

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
     The DLC Merger Sharing Agreement further classifies these three kinds of resolutions into ‘Joint Decisions’ and ‘Class Rights Actions’ as explained on pages 128 to 129.
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
The DLC Merger Sharing Agreement further sets out the rights of ordinary shareholders in a liquidation as explained on page 129.

Limitations on Voting and Shareholding
There are no limitations imposed by either law or Rio Tinto plc's Memorandum or Articles of Association or Rio Tinto Limited's Constitution on the right of non-residents or foreign persons to hold or vote the ordinary shares or ADSs, other than the limitations that would generally apply to all shareholders and those that arise from the DLC merger.
     There are no restrictions under Rio Tinto plc’s Memorandum and Articles of Association or under English law that limit the right of non resident or foreign owners to hold or vote its shares. Nor are there any restrictions under Rio Tinto Limited’s constitution or under Australian law that limit the right of non residents to hold or vote its shares, other than under the Foreign Acquisitions and Takeovers Act 1975, see Limitations on ownership of shares and merger obligations on pages 129 to 130 for details. A description of the change in control provisions triggered by significant share ownership is also set out on pages 129 to 130.

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

Dividend reinvestment plan (DRP)
The taxation effect of participation in the DRP will depend on individual circumstances. Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should, therefore, be included in the annual tax return in the normal way.
     The shares acquired should be added to shareholdings at the date and at the net cost shown on the share purchase advice. The actual cost of the shares, for Rio Tinto plc shareholders including the stamp duty/stamp duty reserve tax, will form the base cost for capital gains tax purposes.

Rio Tinto 2005 Form 20-F	133

Back to Contents

Capital gains tax
Shareholders who have any queries on capital gains tax issues are advised to consult their financial adviser.
     A leaflet which includes details of relevant events since 31 March 1982 and provides adjusted values for Rio Tinto plc securities as at that date is available from the company secretary.

Australian resident individuals
Taxation of dividends
The basis of the Australian dividend imputation system is that when Australian resident shareholders receive dividends from Rio Tinto Limited, they may be entitled to a credit for the Australian tax paid by the Group in respect of that income, depending on the tax status of the shareholder.
     The application of the system results in the Australian tax paid by the Group being allocated to shareholders by way of franking credits attaching to the dividends they receive. Such dividends are known as franked dividends. A dividend may be partly or fully franked. The current Rio Tinto Limited dividend is fully franked and the franking credits attached to the dividend are shown in the distribution statement provided to shareholders.
     The extent to which a company can frank a dividend depends on the credit balance in its franking account. Credits to this account can arise in a number of ways, including when a company pays company tax or receives a franked dividend from another company. The dividend is required to be included in a resident individual shareholder’s assessable income. In addition, an amount equal to the franking credit attached to the franked dividend is also included in the assessable income of the resident individual, who may then be entitled to a rebate of tax equal to the franking credit amount included in their income. Should the franking credits exceed the tax due, the excess is refunded to the resident individual.
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

Dividend reinvestment plan (DRP)
Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should therefore be included in the annual tax return as assessable income.
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
     Generally, disposal of shares held on capital account would give rise to a capital gain or loss. A capital gain arises when the proceeds on disposal are greater than the cost base of shares. A capital loss arises when the proceeds on sale are less than the cost base or reduced cost base. Where a capital gain arises on shares held for at least 12 months, individual, trust and superannuation fund shareholders may be eligible for a capital gains tax discount.
     Shareholders are advised to seek the advice of an independent taxation consultant on any possible capital gains tax exposure.

US resident individuals
The following is a summary of the principal UK tax, Australian tax and US Federal income tax consequences of the ownership of Rio Tinto plc ADSs, Rio Tinto plc shares, Rio Tinto Limited ADSs and Rio Tinto Limited shares ‘the Group’s ADSs and shares’ by a US holder as defined below. It is not intended to be a comprehensive description of all the tax considerations that are relevant to all classes of taxpayer. Future changes in legislation may affect the tax consequences of the ownership of the Group’s ADSs and shares.
     It is based in part on representations by the Group’s depositary bank as Depositary for the ADRs evidencing the ADSs and assumes that each obligation in the deposit agreements will be performed in accordance with its terms.
     You are a US holder if you are a beneficial owner of the Group’s ADSs and shares and you are: a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Rio Tinto 2005 Form 20-F	134

Back to Contents

     This section applies to US holders only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including: a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10 per cent or more of our voting stock, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or a US holder whose functional currency is not the US dollar.
     This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and on the convention between the United States of America and United Kingdom, and the convention between the United States of America and Australia which may affect the tax consequences of the ownership of the Group’s ADSs and shares. These laws and conventions are subject to change, possibly on a retroactive basis.
US holders should consult their own tax adviser regarding the United States federal, state and local and foreign and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances.
     For the purposes of the Conventions and of the US Internal Revenue Code of 1986, as amended, (the Code) US holders of ADSs are treated as the owners of the underlying shares.
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

Inheritance tax
Under the UK Estate Tax Treaty, a US holder, who is domiciled in the US and is not a national of the UK, will not be subject to UK inheritance tax upon the holder’s death or on a transfer during the holder’s lifetime unless the ADSs and shares form part of the business property of a permanent establishment in the UK or pertain to a fixed base situated in the UK used in the performance of independent personal services. In the exceptional case where ADSs or shares are subject both to UK inheritance tax and to US Federal gift or estate tax, the UK Estate Tax Treaty generally provides for tax payments to be relieved in accordance with the priority rules set out in the Treaty.

Stamp duty and stamp duty reserve tax
Transfers of Rio Tinto plc ADSs will not be subject to UK stamp duty provided that the transfer instrument is not executed in, and at all times remains outside, the UK.
     Purchases of Rio Tinto plc shares are subject either to stamp duty at a rate of 50 pence per £100 or to stamp duty reserve tax (SDRT) at a rate of 0.5 per cent. Conversions of Rio Tinto plc shares into Rio Tinto plc ADSs will be subject to additional SDRT at a rate of 1.5 per cent on all transfers to the Depositary or its nominee.

Australian taxation of shareholdings in Rio Tinto Limited
Taxation of dividends
US holders are not normally liable to Australian withholding tax on dividends paid by Rio Tinto Limited because such dividends are normally fully franked under the Australian dividend imputation system, meaning that they are paid out of income that has borne Australian income tax. Any unfranked dividends would suffer Australian withholding tax which under the Australian income tax convention is limited to 15 per cent of the gross dividend.

Capital gains
US holders are not normally subject to any Australian tax on the disposal of Rio Tinto Limited ADSs or shares unless they have been used in carrying on a trade or business wholly or partly through a permanent establishment in Australia, or the gain is in the nature of income sourced in Australia.

Gift, estate and inheritance tax
Australia does not impose any gift, estate or inheritance taxes in relation to gifts of shares or upon the death of a shareholder.

Stamp duty
An issue or transfer of Rio Tinto Limited ADSs or a transfer of Rio Tinto Limited shares does not require the payment of Australian stamp duty.

Rio Tinto 2005 Form 20-F	135

Back to Contents

Dividends
Dividends on the Group’s ADSs and shares will generally be treated as dividend income for purposes of US Federal income tax. In the case of Rio Tinto Limited, the income will be the net dividend plus, in the event of a dividend being subject to withholding tax, the withholding tax.
     Dividend income will not be eligible for the dividends received deduction allowed to US corporations.
     Dividends paid by Qualified Foreign Corporations (QFCs) are subject to a maximum rate of income tax of 15 per cent. This maximum rate applies to taxable years beginning before 1 January 2009. Both Rio Tinto plc and Rio Tinto Limited expect to be QFCs throughout this period. To qualify for the 15 per cent maximum income tax rate on dividends the stock of the QFC must be held for more than 60 days during the 121 day period beginning on the date which is 60 days before the ex-dividend date.

EXCHANGE CONTROLS

Rio Tinto plc
At present, there are no UK foreign exchange controls or other restrictions on the import or export of capital or on the payment of dividends to non resident holders of Rio Tinto plc shares or that affect the conduct of Rio Tinto plc’s operations. The Bank of England, however, upholds international law and maintains financial sanctions against specified terrorist organisations and specific targets related to certain regimes.
     There are no restrictions under Rio Tinto plc’s memorandum and articles of association or under UK law that limit the right of non resident owners to hold or vote Rio Tinto plc’s shares.

Rio Tinto Limited
Under existing Australian legislation, the Reserve Bank of Australia does not restrict the import and export of funds and no permission is required by Rio Tinto Limited for the movement of funds into or out of Australia, except that restrictions apply to transactions connected with the following: (a) supporters of the former government of the Federal Republic of Yugoslavia; and (b) ministers and senior officials of the Government of Zimbabwe;
     The Department of Foreign Affairs and Trade upholds international law that prohibit transactions with persons identified as being associated with terrorists and their sponsors.
     Rio Tinto Limited must also deduct withholding tax from foreign remittances of dividends, to the extent that they are unfranked, and from payments of interest.
     There are no limitations under the constitution of Rio Tinto Limited, on the right of non residents, to acquire or hold or vote Rio Tinto Limited shares.
     However acquisitions of interests in shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of Australia under the Foreign Acquisitions and Takeovers Act 1975 (the Takeovers Act). The Takeovers Act applies to any acquisition of 15 per cent or more of the outstanding shares of an Australian company or to any transaction that results in one non resident, or a group of associated non residents, controlling 15 per cent or more of an Australian company. The Takeovers Act also applies to any transaction which results in a group of non associated non residents controlling 40 per cent or more of an Australian company. Persons who are proposing such acquisitions or transactions are required to notify the Treasurer of their intention. The Treasurer has the power to order divestment in cases where such acquisitions or transactions have already occurred. The Takeovers Act does not affect the rights of owners whose interests are held in compliance with the legislation.

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

Rio Tinto 2005 Form 20-F	136

Back to Contents

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

The Rio Tinto Group’s policies for currency, interest rate and commodity price exposures, and the use of derivative financial instruments are discussed in the Financial review on pages 47 to 51. In addition, the Group’s quantitative and qualitative disclosures about market risk are set out in Note 35 to the 2005 Financial statements. The discussion regarding market risk contains certain forward looking statements and attention is drawn to the Cautionary statement on page 8.

Item 12.	Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

There are no defaults, dividend arrearages or delinquencies.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

There are no material modifications to the rights of security holders.

Item 15.	Controls and Procedures

In designing and evaluating the disclosure controls and procedures of each of Rio Tinto plc and Rio Tinto Limited, the common management of each of Rio Tinto plc and Rio Tinto Limited, including their common chief executive and finance director, recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and the management of each of Rio Tinto plc and Rio Tinto Limited necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within each of Rio Tinto plc and Rio Tinto Limited have been detected.
     The common management of each of Rio Tinto plc and Rio Tinto Limited with the participation of their common chief executive and finance director have evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the period covered by the Annual report. Based on that evaluation, the common chief executive and finance director of each of Rio Tinto plc and Rio Tinto Limited have concluded that these disclosure controls and procedures are effective at the reasonable assurance level.
     There were no significant changes in the internal controls or in other factors that could significantly affect internal controls of each of Rio Tinto plc and Rio Tinto Limited subsequent to the date of their most recent evaluation.

Item 16A.	Audit Committee Financial Expert

See Corporate governance on page 119 for information regarding the identification of the Audit committee financial expert.

Item 16B.	Code of Ethics

The way we work, Rio Tinto’s statement of business practice, summarises the Group’s principles and policies for all directors and employees.
     The way we work and the supplementary guidance documents are discussed more fully under Corporate governance on pages 113 to 119 and in Group society and environment on pages 76 to 80. They can be viewed on Rio Tinto’s website: www.riotinto.com and will be provided to any person without charge upon written request received by one the company secretaries.

Rio Tinto 2005 Form 20-F	137

Back to Contents

Item 16C.	Principal Accountant Fees and Services

Auditors’ remuneration including audit fees, audit related fees, further assurance services, taxation services and all other fees have been dealt with in Note 44 of the 2005 Financial statements.
     Rio Tinto has adopted policies designed to uphold the independence of the Group’s principal auditors by prohibiting their engagement to provide a range of accounting and other professional services that might compromise their appointment as independent auditors. The engagement of the Group’s principal auditors to provide statutory audit services, certain other assurance services, tax services and certain limited other services are pre approved. Any engagement of the Group’s principal auditors to provide other permitted services is subject to the specific approval of the Audit committee or its chairman.
     Prior to the commencement of each financial year the Group’s Finance director and its principal auditors submit to the Audit committee a schedule of the types of services that are expected to be performed during the following year for its approval. The Audit committee may impose a US dollar limit on the total value of other permitted services that can be provided. Any non audit service provided by the Group’s principal auditors, where the expected fee exceeds a pre determined level, must be subject to the Group’s normal tender procedures.
     However, in exceptional circumstances the Finance director is authorised to engage the Group’s principal auditors to provide such services without going to tender, but if the fees are expected to exceed $250,000 then the chairman of the audit committee must approve the engagement.
     The Audit committee adopted policies for the pre approval of permitted services provided by the Group’s principal auditors during 2003. All of the engagements for services provided by the Group’s principal auditors since the adoption of these policies were either within the pre approval policies or approved by the Audit committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Rio Tinto plc			Rio Tinto Limited

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programmes	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programmes	(d) Approximate dollar value of shares that may yet be purchased under the plans or programmes

		US$			US$		US$m

2005
1 Jan to 31 Jan	—	—	—	—	—	—	—
1 Feb to 28 Feb	—	—	—	—	—	—	1,500
1 Mar to 31 Mar	—	—	—	—	—	—	1,500
1 Apr to 30 Apr	317,985	32.88	—	581,760	35.25	—	1,500
1 May to 31 May	—	—	—	27,294,139	28.36	27,294,139	726
1 Jun to 30 Jun	—	—	—	—	—	—	726
1 Jul to 31 Jul	—	—	—	—	—	—	726
1 Aug to 31 Aug	—	—	—	—	—	—	726
1 Sep to 30 Sep	435,855	35.47	—	501,783	39.40	—	726
1 Oct to 31 Oct	1,100,000	37.88	1,100,000	—	—	—	684
1 Nov to 30 Nov	950,000	39.55	950,000	—	—	—	647
1 Dec to 31 Dec	550,000	43.59	550,000	—	—	—	623
Total	3,353,840	38.50	2,600,000	28,377,682	28.70	27,294,139
2006
1 Jan to 31 Jan	1,965,000	48.17	1,965,000	118,728	53.69	—	528
1 Feb to 28 Feb	4,200,000	48.65	4,200,000	403,712	54.74	—	2,296
1 Mar to 31 Mar	3,710,000	46.83	3,710,000	348,943	52.61	—	2,122
1 Apr to 30 Apr	2,749,659	55.64	1,750,000	1,229,034	60.73	—	2,025
1 May to 31 May	4,750,000	55.25	4,750,000	74,764	63.64	—	1,763
Total	17,374,659	50.84	16,375,000	2,175,181	58.03	—

Rio Tinto 2005 Form 20-F	138

Back to Contents

Notes
1.	Rio Tinto plc ordinary shares of 10p each; Rio Tinto Limited shares
2.	On 3 February 2005 the Group announced, subject to market conditions, an intention to return up to US$1,500 million of capital to shareholders during the course of 2005 and 2006, and that this would include an off-market buy back of Rio Tinto Limited shares through a tender process.
3.	At the annual general meetings held during April 2005 the shareholders:
• renewed the general authority to buy back up to 106.8 million of Rio Tinto plc’s ordinary shares, representing approximately ten per cent of its issued share capital;
• approved Rio Tinto Limited undertaking one or more off-market buy backs of its shares, through a tender process at a discount of between eight to 14 per cent under which part of the buy back price would be treated as a fully franked dividend for Australian tax purposes, during the 12 months following the approval, provided that any Rio Tinto Limited shares bought back under any such buy back tender plus any Rio Tinto Limited shares bought back on-market would not exceed ten per cent of the minimum number of publicly-held Rio Tinto Limited shares on issue during that 12 month period;
• approved the terms of an off-market buy back of Rio Tinto Limited shares held (indirectly) by Rio Tinto plc so that its percentage interest would not increase as a result of any off-market buy back tender from the public;
• renewed the shareholder authorities to buy back up to all the Rio Tinto Limited shares held (indirectly) by Rio Tinto plc and to buy back Rio Tinto Limited ordinary shares on-market, but in the case of any on-market buy backs only to the extent that such buy backs, plus any buy backs under any off-market buy back tender, would not in any 12 month period exceed ten per cent of the minimum number of publicly-held shares on issue in Rio Tinto Limited during that 12 month period.
4.	At the annual general meetings held during April and May 2006 the shareholders:
• renewed the general authority to buy back up to 106.5 million of Rio Tinto plc’s ordinary shares, representing approximately ten per cent of its issued share capital;
• approved buy backs by Rio Tinto Limited under off-market buy back tenders and / or on-market over the 12 months following approval, provided that the number bought back did not exceed 28.5 million shares;
• renewed the shareholder authorities to buy back up to all the Rio Tinto Limited shares held (indirectly) by Rio Tinto plc.
5.	On 9 May 2005, Rio Tinto Limited bought back 27,294,139 shares, representing 8.7 per cent of its publicly held issued share capital, under the off-market tender and 16,367,000 shares held (indirectly) by Rio Tinto plc. All of these shares were purchased at a price of A$36.70 (US$28.36) per share representing a 14 per cent discount to the relevant market price and were cancelled.
6.	During 2005 Rio Tinto plc bought back 2,600,000 ordinary shares on the open market for an aggregate consideration of $103.2 million and held these as treasury shares.
7.	During 2005, Rio Tinto plc purchased 753,840 ordinary shares and Rio Tinto Limited purchased 1,083,543 shares on the open market to satisfy obligations to shareholders under the dividend reinvestment plans.
8.	On 2 February 2006 the Group announced an intention to return up to US$4,000 million of capital to shareholders, of which US$1,500 million would be paid out as a special dividend and, subject to market conditions, the remaining US$2,500 million of capital to be applied to buy backs of either Rio Tinto Limited or Rio Tinto plc shares. This would replace the US$528 million remainder of the initiative announced on 3 February 2005.
9.	Between 1 January 2006 and 31 May 2006 Rio Tinto plc bought back 16,375,000 ordinary shares on the open market for an aggregate consideration of $832.6 million and held them as treasury shares.
10.	Between 1 January 2006 and 31 May 2006 Rio Tinto Limited purchased 1,258,673 shares on the open market for an aggregate consideration of $70.4 million to satisfy obligations on the exercise of options under employee share plans, but these purchases were not considered to be under any publicly announced programme.
11.	Between 1 January 2006 and 31 May 2006 Rio Tinto plc purchased 999,659 ordinary shares and Rio Tinto Limited purchased 916,508 shares on the open market to satisfy obligations to shareholders under the dividend reinvestment plans.
12.	The average prices paid have been translated into US dollars at the exchange rate on the settlement date.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The 2005 Annual report and financial statements and the 2005 Financial statements including reconciliation to US accounting principles of the Rio Tinto Group (“the Group”) and of the Rio Tinto plc and Rio Tinto Limited parts of the Group were furnished on Form 6-K for the month of March 2006.
     The 2005 Financial statements including reconciliation to US accounting principles of the Rio Tinto Group (“the Group”) and of the Rio Tinto plc and Rio Tinto Limited parts of the Group are incorporated by reference to Exhibit 99.2 of Rio Tinto plc's Form 6-K for the month of March 2006 furnished on 6 April 2006, File No. 1-10533)

Rio Tinto 2005 Form 20-F	139

Back to Contents

Item 19.	Exhibits

Exhibits marked “*” have been filed with this annual report on Form 20-F and other exhibits have been incorporated by reference as indicated.

Index

Exhibit
Number	Description

1.1	Memorandum and Articles of Association of Rio Tinto plc (adopted by special resolution passed on 11 April 2002 and amended on 14 April 2005) (incorporated by reference to Exhibit 4.23 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2004, File No. 1-10533)
1.2	Constitution of Rio Tinto Limited (ACN 004 458 404) (as adopted by special resolution passed on 24 May 2000 and amended by special resolution on 18 April 2002 and 29 April 2005) (incorporated by reference to Exhibit 4.23 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2004, File No. 1-10533)
3.1	DLC Merger Implementation Agreement, dated 3 November 1995 between CRA Limited and The RTZ Corporation PLC relating to the implementation of the DLC merger (incorporated by reference to Exhibit 2.1 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533)
3.2	DLC Merger Sharing Agreement, dated 21 December 1995 and amended on 29 April 2005 between CRA Limited and The RTZ Corporation PLC relating to the ongoing relationship between CRA and RTZ following the DLC merger (incorporated by reference to Exhibit 4.23 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2004, File No. 1-10533)
3.3	RTZ Shareholder Voting Agreement, dated 21 December 1995 between The RTZ Corporation PLC, RTZ Shareholder SVC Pty. Limited, CRA Limited, R.T.Z. Australian Holdings Limited and The Law Debenture Trust Corporation p.l.c. (incorporated by reference to Exhibit 2.3 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533)
3.4	CRA Shareholder Voting Agreement, dated 21 December 1995 between CRA Limited, CRA Shareholder SVC Limited, The RTZ Corporation PLC and The Law Debenture Trust Corporation p.l.c., relating to the RTZ Special Voting Share (incorporated by reference to Exhibit 2.4 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533)
4.01	Letter dated 1 January 1992 to Mr R Adams about supplementary pension arrangements (incorporated by reference to Exhibit 4.23 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)
4.02	Supplementary letter dated 1 January 1992 to Mr R Adams about pension arrangements (incorporated by reference to Exhibit 4.24 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)
4.03	Letter dated 22 November 1994 to Mr R Adams about supplementary pension arrangements (incorporated by reference to Exhibit 4.29 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)
4.04	Letter dated 20 January 1997 to Mr R Adams about directors' pension arrangements (incorporated by reference to Exhibit 4.32 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2001, File No. 1-10533).
4.05	Service Agreement dated 15 April 2003 between Mr R Adams and Rio Tinto London Limited (incorporated by reference to Exhibit 4.30 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2002, File No. 1-10533)
4.06	Memorandum effective 1 March 2004 to Service Agreement dated 15 April 2003 between Mr R Adams and Rio Tinto London Limited (incorporated by reference to Exhibit 4.06 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2003, File No. 1-10533)
4.07*	Service Agreement dated 12 April 2006 between Mr T Albanese and Rio Tinto London Limited
4.08	Service Agreement dated 30 March 2004 between Mr R L Clifford and Rio Tinto Limited (incorporated by reference to Exhibit 4.23 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2004, File No. 1-10533)
4.09	Supplemental letter dated 30 March 2004 to Service Agreement dated 30 March 2004 between Mr R L Clifford and Rio Tinto Limited (incorporated by reference to Exhibit 4.23 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2004, File No. 1-10533)
4.10	Memorandum effective 1 March 2005 to Service Agreement dated 30 March 2004 between Mr R L Clifford and Rio Tinto Limited (incorporated by reference to Exhibit 4.23 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2004, File No. 1-10533)
4.11*	Memorandum effective 1 March 2006 to Service Agreement dated 30 March 2004 between Mr R L Clifford and Rio Tinto Limited

Rio Tinto 2005 Form 20-F	140

Back to Contents

4.12	Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto London Limited (incorporated by reference to Exhibit 4.31 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2002, File No. 1-10533)
4.13	Memorandum effective 1 March 2003 to Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto Limited (incorporated by reference to Exhibit 4.32 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2002, File No. 1-10533)
4.14	Memorandum effective 1 March 2004 to Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto London Limited (incorporated by reference to Exhibit 4.32 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2002, File No. 1-10533)
4.15	Memorandum effective 1 March 2005 to Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto London Limited (incorporated by reference to Exhibit 4.23 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2004, File No. 1-10533)
4.16*	Memorandum effective 1 March 2006 to Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto London Limited
4.17	Mining Companies Comparative Plan (incorporated by reference to Exhibit 4.65 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)
4.18	Share Option Plan (incorporated by reference to Exhibit 4.66 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)
4.19	Medical expenses plan (incorporated by reference to Exhibit 4.67 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)
4.20	Pension plan (incorporated by reference to Exhibit 4.68 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)
8.1*	List of subsidiary companies.
12.1*	Certifications pursuant to Rule 13a-14(a) of the Exchange Act.
13.1*	Certifications furnished pursuant to Rule 13a-14(b) of the Exchange Act (such certificates are not deemed filed for purpose of Section 18 of the Exchange Act and are not incorporated by reference with any filing under the Securities Act).
15.1*	Consent of Independent Accountants.

Rio Tinto 2005 Form 20-F	141

Back to Contents

SIGNATURE

The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this Annual Report on their behalf.

Rio Tinto plc	Rio Tinto Limited
(Registrant)	(Registrant)

/s/ Anette Lawless	/s/ Anette Lawless
Name: Anette Lawless	Name: Anette Lawless
Title: Secretary	Title: Assistant Secretary

Date: 23 June 2006	Date: 23 June 2006

Rio Tinto 2005 Form 20-F	142

Back to Contents

GLOSSARY

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

Unless the context indicates otherwise, the following terms have the meanings shown below:

Adjusted earnings	An additional measure of earnings reported by Rio Tinto with its UK GAAP results which excludes exceptional items of such magnitude that their exclusion is necessary to reflect the underlying performance of the Group.
ADR	American Depositary Receipt evidencing American Depositary Shares (ADS).
Australian dollars	Australian currency. Abbreviates to A$
Australian GAAP	Generally accepted accounting principles in Australia.
A IFRS	The Australian equivalent of International Financial Reporting Standards.
Billion	One thousand million.
Canadian dollars	Canadian currency. Abbreviates to C$
Company / Companies	Rio Tinto plc and/or Rio Tinto Limited. As the context so requires.
DLC merger	Dual listed companies merger (1995).
EU IFRS	International Financial Reporting Standards as adopted by the European Union.
IFRS	International Financial Reporting Standards
LBMA	London Bullion Market Association
LME	London Metal Exchange.
New Zealand dollars	New Zealand currency. Abbreviates to NZ$
Pounds sterling	UK currency. Abbreviates to £, pence or p.
Public shareholders	The holders of Rio Tinto plc shares that are not companies in the Rio Tinto Limited Group and the holders of Rio Tinto Limited shares that are not companies in the Rio Tinto plc Group.
Rand	South African currency. Abbreviates to R.
Rio Tinto Limited	Rio Tinto Limited, and, where the context permits, its subsidiaries, jointly controlled entities and associated companies.
Rio Tinto Limited ADS	An American Depositary Share representing the right to receive four Rio Tinto Limited shares.
Rio Tinto Limited Group	Rio Tinto Limited and its subsidiaries, jointly controlled entities and associated companies.
Rio Tinto Limited shareholders	The holders of Rio Tinto Limited shares.
Rio Tinto Limited	The agreement, dated 21 December 1995, between Rio Tinto plc, Rio Tinto Limited, RTL Shareholder
Shareholder Voting Agreement	SVC Limited and the Law Debenture Trust Corporation p.l.c. relating to the voting rights of the Rio Tinto plc Special Voting Share at meetings of shareholders of Rio Tinto plc.
Rio Tinto Limited shares	The ordinary shares in Rio Tinto Limited.
Rio Tinto Limited / RTL DLC Dividend Share	The DLC Dividend Share in Rio Tinto Limited.
Rio Tinto Limited / RTL Special Voting Share	The Special Voting Share in Rio Tinto Limited.
Rio Tinto plc	Rio Tinto plc and its subsidiaries, jointly controlled entities and associated companies.
Rio Tinto plc ADS	An American Depositary Share representing the right to receive four Rio Tinto plc ordinary shares.
Rio Tinto plc Group	Rio Tinto plc and its subsidiaries, jointly controlled entities and associated companies.
Rio Tinto plc ordinary shares	The ordinary shares of 10p each in Rio Tinto plc.
Rio Tinto plc shareholders	The holders of Rio Tinto plc shares.
Rio Tinto Shareholder Voting Agreement	The agreement, dated 21 December 1995, between Rio Tinto plc, Rio Tinto Australian Holdings Limited, RTP Shareholder SVC Pty Limited, Rio Tinto Limited and the Law Debenture Trust Corporation p.l.c. relating to the voting rights of the Rio Tinto Limited shares held by the Rio Tinto plc group and the Rio Tinto Limited Special Voting Share at meetings of Rio Tinto Limited shareholders.

Rio Tinto 2005 Form 20-F	143

Back to Contents

Rio Tinto plc shares	Rio Tinto plc ordinary shares.
Rio Tinto plc / RTP DLC Dividend Share	The DLC Dividend Share of 10p in Rio Tinto plc.
Rio Tinto plc / RTP Special Voting Share	The Special Voting Share of 10p in Rio Tinto plc.
Share / shares	Rio Tinto Limited shares or Rio Tinto plc ordinary shares, as the context requires.
Sharing Agreement	The agreement, dated 21 December 1995, as amended between Rio Tinto Limited and Rio Tinto plc relating to the regulation of the relationship between Rio Tinto Limited and Rio Tinto plc following the DLC merger.
UK GAAP	Generally accepted accounting principles in the UK.
US dollars	United States currency. Abbreviates to dollars, $ or US$ and US cents or USc.
US GAAP	Generally accepted accounting principles in the United States.

MINING AND TECHNICAL DEFINITIONS

Alumina	Aluminium oxide. It is extracted from bauxite in a chemical refining process and is subsequently the principal raw material in the electro-chemical process by which aluminium is produced.
Anode and cathode copper	At the final stage of the smelting of copper concentrates, the copper is cast into specially shaped slabs called anodes for subsequent refining to produce refined cathode copper.
Bauxite	Mainly hydrated aluminium oxides (Al2 O3 .2H2 O). Principal ore of alumina, the raw material from which aluminium is made.
Beneficiated bauxite	Bauxite ore that has been treated to remove waste material to improve its physical or chemical characteristics.
Bioleaching	The deliberate use of bacteria to speed the chemical release of metals from ores.
Block caving	An underground bulk mining method. It involves undercutting the orebody to induce ore fracture and collapse by gravity. The broken ore is recovered through draw points below.
Borates	A generic term for mineral compounds which contain boron and oxygen.
Cathode copper	Refined copper produced by electrolytic refining of impure copper or by electro-winning.
Classification	Separating crushed and ground ore into portions of different size particles.
Coking coal.	Also referred to as metallurgical coal. By virtue of its carbonisation properties, it is used in the manufacture of coke, which is used in the steel making process.
Concentrate	The product of a physical concentration process, such as flotation or gravity concentration, which involves separating ore minerals from unwanted waste rock. Concentrates require subsequent processing (such as smelting or leaching) to break down or dissolve the ore minerals and obtain the desired elements, usually metals.
Cutoff grade	The lowest grade of mineralised material considered economic to process. It is used in the calculation of the quantity of ore present in a given deposit.
Doré	A precious metal alloy which is produced by smelting. Doré is an intermediate product which is subsequently refined to produce pure gold and silver.
DWT	Dead weight tons is the combined weight in long tons (2,240 pounds weight) of cargo, fuel and fresh water that a ship can carry.
Flotation	A method of separating finely ground minerals using a froth created in water by specific reagents. In the flotation process certain mineral particles are induced to float by becoming attached to bubbles of froth whereas others, usually unwanted, sink.
FOB	Free on board.
Grade	The proportion of metal or mineral present in ore, or any other host material, expressed in this document as per cent, grammes per tonne or ounces per ton.
Head grade	The average grade of ore delivered to the mill.
Ilmenite	Mineral composed of iron, titanium and oxygen.
Ore	A rock from which a metal(s) or mineral(s) can be economically and legally extracted.
Ore milled	The quantity of ore processed.
Ore hoisted	The quantity of ore which is removed from an underground mine for processing.
Ore reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Rio Tinto 2005 Form 20-F	144

Back to Contents

Pressure oxidation	A method of treating sulphide ores. In the case of refractory gold ores, the object is to oxidise the sulphides to sulphates and hence liberate the gold for subsequent cyanide leaching. The technique involves reaction of the ore with sulphuric acid under pressure in the presence of oxygen gas.
Probable ore reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.
Proven ore reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.
Rock mined	The quantity of ore and waste rock excavated from the mine. In this document, the term is only applied to surface mining operations.
Rutile	A mineral composed of titanium and oxygen (TiO2 ).
Steam coal	Also referred to as steaming coal, thermal coal or energy coal. It is used as a fuel source in electrical power generation, cement manufacture and various industrial applications.
Stripping ratio	The tonnes of waste material which must be removed to allow the mining of one tonne of ore.
Solvent extraction and electrowinning (SX-EW)	Processes for extracting metal from an ore and producing pure metal. First the metal is leached into solution; the resulting solution is then purified in the solvent extraction process; the solution is then treated in an electro-chemical process (electro-winning) to recover cathode copper.
Tailing	The rock wastes which are rejected from a concentrating process after the recoverable valuable minerals have been extracted.
Titanium dioxide feedstock	A feedstock rich in titanium dioxide, produced, in Rio Tinto’s case, by smelting ores containing titanium minerals.
Zircon	Zirconium mineral (ZrSiO4).

CONVERSION OF WEIGHTS AND MEASURES

1 troy ounce = 31.1 grams
1 kilogram = 32.15 troy ounces
1 kilogram = 2.2046 pounds
1 metric tonne = 1,000 kilograms
1 metric tonne = 2,204.6 pounds
1 metric tonne = 1.1023 short tons
1 short ton = 2,000 pounds
1 long ton = 2,240 pounds
1 gram per metric tonne = 0.02917 troy ounces per short ton
1 gram per metric tonne = 0.03215 troy ounces per metric tonne
1 kilometre = 0.6214 miles

Rio Tinto 2005 Form 20-F	145

Back to Contents

EXCHANGE RATES

The following table shows, for the periods and dates indicated, certain information regarding the exchange rates for the pound sterling and the Australian dollar, based on the Noon Buying Rates for pounds sterling and Australian dollars expressed in US dollars per £1 and per A$1.00.

Pounds sterling					Australian dollars
Year ended 31 December	Period	Average	High	Low	Year ended 31 December	Period	Average	High	Low
	end	rate				end	rate

2005	1.73	1.82	1.93	1.71	2005	0.734	0.763	0.799	0.727
2004	1.93	1.83	1.95	1.76	2004	0.783	0.737	0.798	0.686
2003	1.78	1.63	1.79	1.55	2003	0.749	0.648	0.752	0.562
2002	1.61	1.50	1.61	1.41	2002	0.563	0.544	0.575	0.506
2001	1.45	1.44	1.50	1.37	2001	0.512	0.517	0.571	0.483

Note
The Noon Buying Rate on such dates differed slightly from the rates used in the preparation of Rio Tinto’s financial statements as of such date. No representation is made that pound sterling and Australian dollar amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on such dates or at any other dates.

Rio Tinto 2005 Form 20-F	146