Form 20-F
period 2006-12-31
RIO TINTO PLC; RIO TINTO LTD
filed 2007-06-27
CIK 863064, 887028

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the financial year ended: 31 December 2006

or

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from:________________ to________________

or

Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report ________________

Commission file number: 1-10533	Commission file number: 0-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

England and Wales	Victoria, Australia
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

6 St James’s Square	Level 33, 120 Collins Street
London, SW1Y 4LD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange	Name of each exchange	Title of each class
	on which registered	on which registered

American Depositary Shares*	New York Stock Exchange		None

Ordinary Shares of 10p each**	New York Stock Exchange

*	Evidenced by American Depository Receipts. Each American Depository Share Represents four Rio Tinto plc Ordinary Shares of 10p each.
**	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Title of each class	Title of each class
None	Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None	None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of each class	Number	Number	Title of each class
Ordinary Shares of 10p each	1,071,488,203	456,815,943	Shares
DLC Dividend Share of 10p	1	1	DLC Dividend Share
Special Voting Share of 10p	1	1	Special Voting Share

Indicate by check mark if the registrants are well-seasoned issuers, as defined in rule 405 of the Securities Act.

Yes	No

If this report is an annual or transition report, indicate by check mark if the registrants are not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Yes	No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

EXPLANATORY NOTE

The Rio Tinto Group is a leading international mining group, combining Rio Tinto plc and Rio Tinto Limited in a dual listed companies (‘DLC’) merger which was designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies.
     In previous years, the Form 20-F filed with the United States Securities and Exchange Commission (SEC), contained separate consolidated financial statements for the Rio Tinto plc and Rio Tinto Limited parts of the Group. These were presented on the basis of the legal ownership of the various operations within each part of the Group. The separate financial statements for Rio Tinto Limited included, on a consolidated basis, the Group undertakings under its legal ownership, and those for Rio Tinto plc included, on a consolidated basis, the Group undertakings under its legal ownership. This presentation of financial information filed with the SEC was on the assumption that the formation of the Group through the dual listed companies (DLC) arrangements was not a business combination. The financial statements filed with the SEC also included supplemental financial information that combined the consolidated financial statements of the Rio Tinto plc and Rio Tinto Limited parts of the Group to present the Rio Tinto Group, with no adjustment for fair values.
     This combined financial information for the Rio Tinto Group was consistent with the financial statements that were used for the purposes of satisfying the Group's reporting obligations in the United Kingdom and Australia. The combined financial statements for the Rio Tinto Group viewed the formation of the DLC as a business combination and accounted for the transaction as a merger in accordance with UK Financial Reporting Standard No. 6 Acquisitions and Mergers (FRS 6). Applying FRS 6, Rio Tinto plc and Rio Tinto Limited were combined and presented as one economic entity with no adjustment for fair values.
     As permitted under the transitional arrangements set out in IFRS 1 ‘First time adoption of International Financial Reporting Standards’, which sets out the rules for first time adoption of IFRS, the Group did not apply the concepts of IFRS 3 ‘Business Combinations’ for business combinations prior to the first time application of EU IFRS. Accordingly, the Group is following the same method of accounting for the DLC in its financial statements under EU IFRS as was historically followed under UK GAAP: the Group is presented as one economic entity at historical cost.
     Subsequent to the formation of the Group, the accounting model used in filings with the SEC for the presentation of financial statements of companies that form DLCs has changed. The formation of a new DLC is now viewed as a business combination. The Group now believes that it would be preferable to treat the formation of the DLC as a business combination, with the result that the accounting and reporting of financial statements prepared in accordance with IFRS to the SEC will be consistent with the accounting and reporting in the United Kingdom and Australia.
     Accordingly, the Group has revised the presentation of its financial statements included in Form 20-F to account for the formation of the DLC as a business combination. As a consequence, separate financial statements for Rio Tinto plc and Rio Tinto Limited will no longer be presented. Instead, the financial statements will deal with the Rio Tinto Group as one combined economic entity. This new presentation is applied retrospectively for all periods presented. The IFRS information presented on this new basis in the 20-F is the same as the combined supplemental information for the Rio Tinto Group that was previously disclosed.
     Under US GAAP, the Group now accounts for the formation of the DLC using the purchase method. As a consequence of this treatment, Rio Tinto shareholders' funds under US GAAP at 31 December 2006 are $1,519 million above those under EU IFRS; and US GAAP net earnings for 2006 are $62 million below those under EU IFRS. Further information on the impact of purchase accounting under US GAAP is shown in note 48 to the 2006 financial statements on pages A-71 to A-72.
     Rio Tinto plc and Rio Tinto Limited established separate ADR programmes prior to their DLC merger and had maintained both but following a review it was concluded that the Rio Tinto Limited ADR programme should be terminated with effect from 10 April 2006 and a notice of termination was mailed to ADR holders. The Rio Tinto plc ADR programme was not affected by this termination.

Rio Tinto 2006 Form 20-F	1

Rio Tinto 2006 Form 20-F	2

Back to Contents

RIO TINTO

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

The selected consolidated financial data on pages 3 to 4 has been derived from the 2006 financial statements of the Rio Tinto Group under Item 18. Financial statements herein, have been restated where appropriate to accord with the current accounting policies and presentations. The selected consolidated financial data should be read in conjunction with, and qualified in their entirety by reference to, the 2006 financial statements and notes thereto.

     The 2006 financial statements were prepared in accordance with IFRS as adopted by the European Union, which differs in certain respects from US GAAP. Details of the principal differences between EU IFRS and US GAAP are set out in note 48 to the 2006 financial statements.

RIO TINTO GROUP

Income Statement Data
For the years ending 31 December	2004	2005	2006
Amounts in accordance with EU IFRS (a)	US$m	US$m	US$m

Consolidated revenue	12,954	19,033	22,465
Group operating profit (b)	3,327	6,922	8,974
Profit for the year	3,244	5,498	7,867

Group operating profit per share (US cents)	241.3	507.5	673.0
Earnings per share (US cents)	239.1	382.3	557.8
Diluted earnings per share (US cents)	238.7	381.1	555.6

Dividends per share
	2002	2003	2004	2005	2006

US cents (c)
– ordinary dividends	68.5	60.5	66.0	83.5	81.5
– special dividend	—	—	—	—	110.0
UK pence (c)
– ordinary dividends	46.52	37.05	36.22	45.69	44.77
– special dividend	—	—	—	—	61.89
Australian cents (c)
– ordinary dividends	129.91	96.89	90.21	108.85	107.34
– special dividend	—	—	—	—	145.42
Weighted average number of shares (millions)	1,377	1,378	1,379	1,364	1,333

Amounts in accordance with US GAAP
	2002	2003	2004	2005	2006
	US$m	US$m	US$m	US$m	US$m

Consolidated revenue (g)	8,719	9,545	12,081	19,343	22,781
Group operating profit (b) (g)	657	936	1,312	6,229	7,499
Net earnings (d)	514	1,750	2,738	4,874	6,649

Earnings per share (US cents)	37.3	127.0	198.5	357.3	498.6
Diluted earnings per share (US cents)	37.3	126.9	198.2	356.2	496.6

Rio Tinto 2006 Form 20-F	3

Back to Contents

Balance Sheet Data
at 31 December	2004	2005	2006
Amounts in accordance with EU IFRS (a)	US$m	US$m	US$m

Total assets	26,308	29,803	34,494
Share capital / premium	3,127	3,079	3,190
Total equity / Net assets	12,591	15,739	19,385
Equity attributable to Rio Tinto shareholders	11,877	14,948	18,232

	2002	2003	2004	2005	2006
Amounts in accordance with US GAAP	US$m	US$m	US$m	US$m	US$m

Total assets	24,631	29,378	32,125	34,774	37,295
Share capital / premium	2,580	2,869	3,127	3,079	3,190
Rio Tinto shareholders' funds (d)	10,968	13,727	16,122	18,677	20,791

Notes
(a)	In accordance with the General Instructions for Form 20-F, Section G, audited information under EUIFRS is presented for 2004, 2005 and 2006 only as International Financial Reporting Standards were adopted from 1 January 2004.
(b)	Operating profit under EU IFRS includes the effects of charges and reversals resulting from impairments and profit and loss on disposals of interests in businesses, including investments. Operating profit under US GAAP also includes the effects of charges but not reversals resulting from impairments but excludes profit and loss on disposals of interests in businesses, including investments. Both the EU IFRS and US GAAP operating profit amounts shown above exclude equity accounted operations.
(c)	Dividends presented above are those paid in the year.
(d)	Amounts shown are attributable to equity shareholders of Rio Tinto.
(e)	The results for all years relate wholly to continuing operations.
(f)	There are no differences between International Financial Reporting Standards (IFRS) and IFRS adopted by the European Union (EU IFRS) that would impact the financial statements of the Rio Tinto Group for the years ended 31 December 2004, 2005 and 2006.
(g)	Certain jointly controlled assets, which previously were equity accounted under UK and US GAAP, are proportionally consolidated under EUIFRS. The above US GAAP data for 2005 and 2006 also include these units on the basis of proportional consolidation. Amounts presented for consolidated revenue and operating profit in the years 2002 through 2004 have not been restated and continue to incorporate these units on the equity accounting basis. If these units had been subject to equity accounting, Group consolidated revenue and operating profit, respectively, would have been $2.0 billion and $1.0 billion lower (2005: $2.2 billion and $1.1 billion lower). However, net earnings would have been unchanged
(h)	As a result of adopting IAS 32, IAS 39 and IFRS 5 on 1 January 2005, the Group changed its method of accounting for financial instruments and non-current assets held for sale. In line with the relevant transitional provisions, the prior period comparatives have not been re-stated. See Note 1 to the 2006 financial statements for further discussion.

Rio Tinto 2006 Form 20-F	4

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
     The strong underlying economic conditions and commodity prices have led to a rapid growth in demand for technical skills in mining, metallurgy and geological sciences, and for materials and supplies related to the mining industry, causing skills and materials shortages. The retention of skilled employees, the recruitment of new staff and the purchasing of materials and supplies may lead to increased costs, interruptions to existing operations and to delays in new projects.
     Further discussion can be found on page 12, Business environment, markets and regulations, and on page 79, commodity prices.

Exchange rates
The Group’s asset values, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s sales and areas of operation. The majority of the Group’s sales are denominated in US dollars. The Australian and US dollars are the most important currencies influencing costs. The relative value of currencies can fluctuate widely and could have a material and adverse impact on the Group’s asset values, costs, earnings and cash flows. Further discussion can be found under, Exchange rates, reporting currencies and currency exposure on page 77.

Acquisitions
The Group has grown partly through the acquisition of other businesses. Business combinations commonly entail a number of risks and Rio Tinto cannot be sure that management will be able effectively to integrate businesses acquired or generate the cost savings and synergies anticipated. Failure to do so could have a material and adverse impact on the Group’s costs, earnings and cash flows. Furthermore, the Group may, under the terms of the acquisition, be liable for the past acts or omissions of the acquired businesses in circumstances where the price paid does not adequately reflect the eventual cost of these liabilities.

Exploration and new projects
The Group seeks to identify new mining properties through an active exploration programme. There is no guarantee, however, that such expenditure will be recouped or that existing mineral reserves will be replaced. Failure to do so could have a material and adverse impact on the Group’s financial results and prospects. In particular, Rio Tinto has commenced or recommenced exploration for new projects in a number of new countries which may increase risks around land and resource tenure.
     The Group develops new mining properties and expands its existing operations as a means of generating shareholder value. Increasing regulatory, environmental and social approvals are, however, required which can result in significant increases in construction costs and/or significant delays in construction. These increases could materially and adversely affect the economics of a project and, consequently, the Group’s asset values, costs, earnings and cash flows.

Ore reserve estimates
There are numerous uncertainties inherent in estimating ore reserves; assumptions that are valid at the time of estimation may change significantly when new information becomes available.
     Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping calculations and provisions for close down, restoration and environmental clean up costs. Further discussion can be found under Ore reserve estimates on page 82.

Political and community
The Group has operations in jurisdictions having varying degrees of political and commercial instability. Political instability can result in civil unrest, expropriation, nationalisation, renegotiation or nullification of existing agreements, mining leases and permits, changes in laws, taxation policies or currency restrictions. Commercial instability caused by bribery and corruption in their various guises can lead to similar consequences. Any of these can have a material adverse effect on the profitability or, in extreme cases, the viability of an operation.
     Some of the Group’s current and potential operations are located in or near communities that may now, or in the future, regard such an operation as having a detrimental effect on their economic and social circumstances. Should this

Rio Tinto 2006 Form 20-F	5

Back to Contents

occur, it may have a material adverse impact on the profitability or, in extreme cases, the viability of an operation. In addition, such an event may adversely affect the Group’s ability to enter into new operations in the country.

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

Non managed projects and operations
Where projects and operations are controlled and managed by the Group’s partners, the Group may provide expertise and advice, but it cannot guarantee compliance with its standards and objectives. Improper management or ineffective policies, procedures or controls could not only adversely affect the value of the related non managed projects and operations but could also, by association, harm the Group’s other operations and future access to new assets.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, or similar expressions, commonly identify such forward looking statements. Examples of forward looking statements in this annual report on Form 20-F include, without limitation, those regarding estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this document that are beyond the Group’s control. For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors that could affect the Group’s results include the ability to produce and transport products profitably, demand for our products, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty.
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

Rio Tinto 2006 Form 20-F	6

Back to Contents

Item 4.	Information on the Company

INTRODUCTION

Rio Tinto is a leading international mining group whose business is finding, mining and processing the earth’s mineral resources. The Group’s interests are diverse both in geography and product. Our activities span the world but we are strongly represented in Australia and North America and we have significant businesses in South America, Asia, Europe and southern Africa. Those businesses include open pit and underground mines, mills, refineries and smelters as well as a number of research and service facilities.
     The Group combines Rio Tinto plc, registered in England and Wales, listed on the London Stock Exchange and headquartered in the UK; and, Rio Tinto Limited, incorporated in Victoria, Australia, listed on the Australian Securities Exchange and with executive offices in Melbourne. The Group consists of wholly and partly owned subsidiaries, jointly controlled assets, jointly controlled entities and associated companies, the principal ones being listed in notes 35 to 38 to the 2006 financial statements.
     On 31 December 2006, Rio Tinto plc had a market capitalisation of £27.8 billion (US$54 .5 billion) and Rio Tinto Limited had a market capitalisation in publicly held shares of A$21.2 billion (US$16.8 billion). The combined Group’s market capitalisation in publicly held shares at the end of 2006 was US$71.3 billion.

Objective, strategy and management structure
Our fundamental objective is to maximise the overall long term value and return to our shareholders. We do this by operating responsibly and sustainably in areas of proven expertise such as exploration, project evaluation and mining, where the Group has a competitive advantage.
     Our strategy is to maximise net present value by investing in large, long life, cost competitive mines. Investments are driven by the quality of each opportunity, not by the choice of commodity.
     Rio Tinto’s management structure is designed to facilitate a clear focus on the Group’s objective. This structure, reflected in this report, is based on the following principal product and global support groups:

•	Iron Ore
•	Energy
•	Industrial Minerals
•	Aluminium
•	Copper
•	Diamonds
•	Exploration
•	Technology and Innovation (formerly Operational and Technical Excellence).
The chief executive of each product group reports to the chief executive of Rio Tinto.

Nomenclature and financial data
Rio Tinto Limited and Rio Tinto plc operate as one business organisation, referred to in this report as Rio Tinto, the Rio Tinto Group or, more simply, the Group. These collective expressions are used for convenience only, since both Companies, and the individual companies in which they directly or indirectly own investments, are separate and distinct legal entities.
     “Limited”, “plc”, “Pty”, “Inc”, “Limitada”, “SA” and similar suffixes have generally been omitted from Group company names, except to distinguish between Rio Tinto plc and Rio Tinto Limited.
     Financial data in United States dollars (US$) is derived from, and should be read in conjunction with, the 2006 financial statements which are in US$. In general, financial data in pounds sterling (£) and Australian dollars (A$) have been translated from the consolidated financial statements and have been provided solely for convenience; exceptions arise where data, such as directors’ remuneration, can be extracted directly from source records.
     Rio Tinto Group sales revenue, profit before tax and net earnings and operating assets for 2005 and 2006 attributable to the product groups and geographical areas are shown in notes 30 and 31 to the 2006 financial statements. In the Operating and financial review (OFR), operating assets and sales revenue for 2005 and 2006 are consistent with the financial information by business unit in note 47 to the 2006 financial statements.
     The tables on pages 19 to 22 show production for 2004, 2005 and 2006 and include estimates of proven and probable ore reserves. Words and phrases, often technical, have been used which have particular meanings; definitions of these terms are in the Glossary on pages 153 to 155. The weights and measures used are mainly metric units; conversions into other units are shown on page 155.

History
Rio Tinto’s predecessor companies were formed in 1873 and 1905. The Rio Tinto Company was formed by investors in 1873 to mine ancient copper workings at Rio Tinto, near Seville in southern Spain. The Consolidated Zinc Corporation was incorporated in 1905 to treat zinc bearing mine waste at Broken Hill, New South Wales, Australia.
     The RTZ Corporation (formerly The Rio Tinto-Zinc Corporation) was formed in 1962 by the merger of The Rio Tinto Company and The Consolidated Zinc Corporation.
     CRA Limited (formerly Conzinc Riotinto of Australia Limited) was formed at the same time by a merger of the

Rio Tinto 2006 Form 20-F	7

Back to Contents

Australian interests of The Consolidated Zinc Corporation and The Rio Tinto Company.
     Between 1962 and 1995, both RTZ and CRA discovered important mineral deposits, developed major mining projects and also grew through acquisition.
     RTZ and CRA were unified in 1995 through a dual listed companies structure. This means the Group, with its common board of directors, is designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies.
     In 1997, The RTZ Corporation became Rio Tinto plc and CRA Limited became Rio Tinto Limited, together known as the Rio Tinto Group. Since the 1995 merger, the Group has continued to invest in developments and acquisitions in keeping with its strategy.

Contact details
The registered office of Rio Tinto plc is at 6 St James’s Square, London, SW1Y 4LD (telephone: +44 20 7930 2399) and the registered office of Rio Tinto Limited is at Level 33, 120 Collins Street, Melbourne, Victoria 3000 (telephone: +61 3 9283 3333). Rio Tinto’s agent in the US is Shannon Crompton, secretary of Rio Tinto’s US holding companies, who may be contacted at Rio Tinto Services Inc., 80 State Street, Albany, New York, 12207-2543.

Rio Tinto 2006 Form 20-F	8

Back to Contents

CAPITAL PROJECTS

Rio Tinto is investing heavily in future growth opportunities from the Group’s broad portfolio of assets. Projects have been financed out of internally generated funds. Major projects completed and ongoing are summarised below.

Project	Estimated cost	Status/Milestones
	(100% basis)
	US$m

Completed in 2004

Iron ore – Development of the Eastern Range (Rio Tinto: 54%) with a capacity of ten million tonnes per year.	67	First shipments dispatched in the first half of the year.

Aluminium – Construction of the first stage of new 1.4 million tonnes per year alumina refinery at Gladstone.	750	Completed three months early. Initial shipments started in early 2005.

Copper – Northparkes (Rio Tinto: 80%) construction of second block cave.	100	Production commenced in 2004.

Copper – Palabora (Rio Tinto: 49%) underground block caving operation	465	Construction completed but production was initially impacted by fragmentation of the cave.

Completed in 2005

Iron ore – HIsmelt® plant (Rio Tinto: 60%) at Kwinana in Western Australia.	200	The full production rate of 800,000 tonnes per year is expected to be reached over three years.

Iron ore – Expansion of Yandicoogina mine.	200	Expansion completed in the third quarter.

Iron ore – Expansion of West Angeles mine (Rio Tinto: 53%).	105	Project completed in the third quarter.

Titanium dioxide – Expansion of upgraded slag plant.	76	Commissioning started in first quarter.

Copper – Development of the Escondida Norte satellite deposit (Rio Tinto: 30%) to provide mill feed to keep Escondida’s capacity above 1.2 million tonnes of copper per year to the end of 2008.	400	First production occurred in 2005.

Iron ore – Expansion of port capacity to 116 million tonnes per annum.	685	Focus on production ramp up following completion of construction.

Completed in 2006

Iron ore – Expansion of Hamersley Iron’s (Rio Tinto: 100%) Tom Price and Marandoo mines and construction of new mine capacity at Nammuldi.	290	The Marandoo and Nammuldi components are complete and Tom Price is scheduled for completion by the first quarter of 2007.

Iron ore – Expansion by Robe River (Rio Tinto: 53%) of rail capacity including completion of dual tracking of 100 km mainline section.	200	The project was completed on budget and ahead of schedule.

Copper – Escondida sulphide leach (Rio Tinto: 30%). The project will produce 180,000 tonnes per annum of copper cathode for more than 25 years.	925	The first cathode production from the sulphide leach plant occurred in June 2006.

Titanium dioxide – Expansion of annual capacity at UGS plant from 325,000 tonnes to 375,000 tonnes.	79	The project was completed in October three months ahead of schedule and under budget.

Boric acid – Phase 2 of Rio Tinto Minerals boric acid Expansion	50	The project was completed on schedule and under budget.

Coking coal – Hail Creek (Rio Tinto: 82%) Expansion of annual capacity from 6 million tonnes to nameplate 8 million tonnes per annum, with washing plant increased to 12 million tonnes per annum.	223	The new dragline was commissioned early in the third quarter of 2006.

Ongoing

Copper – KUC (Rio Tinto: 100%) East 1 pushback. The project extends the life of the open pit to 2017 while retaining options for further underground or open pit mining thereafter.	170	The project was approved in February 2005 and work on the pushback continues. The pebble crushing unit was commissioned in the third quarter of 2006.

Diamonds – Construction at Diavik (Rio Tinto: 60%) of the A418 dyke, and funding for further study of the viability of underground mining, including the construction of an exploratory decline.	265	The project was approved in 2004. The A418 dyke was closed off in late 2005 with dewatering completed in 2006. The dyke was completed during March 2007 with production from the A418 pipe expected to commence during April 2008. Construction of the exploratory decline is expected to be completed during June 2007.

Rio Tinto 2006 Form 20-F	9

Back to Contents

Iron ore – Brownfields mine expansion of Hamersley Iron’s (Rio Tinto: 100%) Yandicoogina mine from 36 million tonnes per annum to 52 million tonnes per annum.	530	The project was approved in October 2005 and completion is expected by the end of the third quarter of 2007.

Iron ore – Expansion of Hamersley Iron’s (Rio Tinto: 100%) Dampier port (Phase B) from 116 million tonnes per annum to 140 million tonnes per annum capacity and additional rolling stock and infrastructure.	803	This project was also approved in October 2005 and completion is expected by the end of 2007.

Titanium dioxide – Construction by QMM (Rio Tinto: 80%) of a greenfield ilmenite operation in Madagascar and associated upgrade of processing facilities at QIT.	850	Basic infrastructure is being put in place and the port construction contract was awarded in 2006. First production is scheduled for 2008.

Gold – Development of Cortez Hills (Rio Tinto: 40%).	504	Approved in September 2005, the project continues to focus on permitting requirements.

Energy – Rössing (Rio Tinto: 68.6%) uranium mine life extension to 2016.	82	Approved in December 2005, works are on schedule and on budget to prolong the life of the mine to 2016 and beyond.

Diamonds – Argyle (Rio Tinto: 100%) development of underground mine and open pit cutback, extending the life of the mine to 2018.	910	Approved in December 2005, the underground development is progressing with the mine due to start ramping up from 2008. Underground development cost estimates are currently under review.

Recently approved

Iron ore – Hope Downs development (Rio Tinto share: 50% of mine and 100% of infrastructure). Construction of 22 million tonnes per annum mine and related	980	Construction is under way. First production expected in early 2008.
infrastructure.

Copper – Northparkes (Rio Tinto: 80%) E48 block cave project extending mine life to 2016.	160	Approved in November 2006.

Energy – Clermont (Rio Tinto: 50.1%) is expected to produce 12.2 million tonnes per annum, replacing Blair Athol.	750	Approved in January 2007, first shipments are expected in the second quarter of 2010 with full capacity being reached in 2013.

Iron ore – Cape Lambert port expansion (Rio Tinto share: 53%) from 55 to 80 million tonnes per annum.	860	Approved in January 2007, the project is forecast to be complete by the end of 2008, with progressive capacity ramp up in the first half of 2009.

ACQUISITIONS

Asset	Estimated	Status
	cost
	US$m

Acquired in 2004

Energy – additional 177 million tonnes of in-situ coal reserves at West Antelope	146	Successful bid.

Acquired in 2005

Iron ore – Hope Downs iron ore assets in Western Australia	n/a	Rio Tinto reached agreement with Hancock Prospecting Pty Ltd to purchase a 50% interest.

Acquired in 2006

Copper – Ivanhoe Mines (Rio Tinto: 9.9%)	303	Agreement to acquire a strategic stake including, upon completion of satisfactory a long term investment agreement with the Mongolian government, a second tranche of 9.9% for US$338m.

Copper – Northern Dynasty Minerals (Rio Tinto: 9.9%)		Increased stake to 19.8% during February 2007

Rio Tinto 2006 Form 20-F	10

Back to Contents

DIVESTITURES
Asset	Estimated	Status
	proceeds
	US$m

Divested in 2004

Copper – Mineração Serra da Fortaleza Ltda (Rio Tinto: 100%) nickel mining company.	80	Sold to Votorantim Metais, a Brazilian controlled mining company. Proceeds included an adjustment for future nickel prices.

Other operations – Sepon project in Laos (Rio Tinto: 20%), comprising a gold operation and the Khanong copper project.	85	Sold to Oxiana Limited.

Copper – Freeport-McMoRan Copper & Gold Inc (FCX) (Rio Tinto: 13.1%).	882	Rio Tinto retains its 40 per cent joint venture interest in reserves discovered after 1994 at the Grasberg mine, which is managed by FCX. The sale of FCX shares does not affect the terms of the joint venture nor the management of the Grasberg mine.

Copper – Zinkgruvan Mining AB (Rio Tinto: 100%)	n/a	Sold to South Atlantic Ventures. Zinkgruvan was acquired in 2000 as part of North Ltd.

Copper – Neves Corvo copper mine in Portugal (Rio Tinto: 49%)	92	Rio Tinto and Empresa de Desenvolvimento Mineiro completed the sale of their interests to EuroZinc for a cash consideration and a participation in the average copper price in excess of certain thresholds.

Diamonds – Rio Tinto Zimbabwe (RioZim) (Rio Tinto: 56%)	n/a	As a result of a restructuring of Rio Tinto’s interests in Zimbabwe, it became the holder of a direct 78% interest in Murowa, and RioZim became an independent listed company owning the remaining 22% and certain other Zimbabwean interests. Rio Tinto also retains a reduced cash participation in RioZim’s other interests for a period of ten years.

Energy – Hail Creek Joint Venture (Rio Tinto: 92%)	150	Sale of a 10% interest in the Hail Creek Joint Venture and a 47% interest in the Beasley River iron ore deposits to Rio Tinto’s Japanese partners.
Iron ore – Beasley River iron ore deposits (Rio Tinto: 100%)

Copper – Rio Paracatu Mineração (Rio Tinto: 51%)	250	The sale of the owner of the Morro do Ouro mine in Brazil.

Divested in 2005

Iron ore – Labrador Iron Ore Royalty Income Fund (LIORIF) (Rio Tinto: 19%)	130	LIORIF has an interest of 15.1% in, and receives royalties from, Iron Ore Company of Canada (IOC), a subsidiary of Rio Tinto. The transaction had no effect on Rio Tinto’s 59% direct interest in IOC.

Other operations – Lihir Gold (Rio Tinto: 14.5%)	295	Rio Tinto relinquished its management agreement with Lihir, and subsequently sold its interest.

Divested in 2006

Aluminium – Eurallumina SpA (Rio Tinto: 56.2%)	n/a	Sold to RUSAL

Diamonds – Ashton Mining of Canada Inc (Rio Tinto: 51.7%)	n/a	Sold to Stornaway Diamond Corporation for US$26m plus shares representing an interest of 17.7%

Rio Tinto 2006 Form 20-F	11

Back to Contents

BUSINESS ENVIRONMENTS, MARKETS AND REGULATIONS

Competitive environment
Rio Tinto is a major producer in all the metals and minerals markets in which it operates. It is generally among the top five global producers by volume. The competitive arena is spread across the globe.
     Most of Rio Tinto’s competitors are private sector companies which are publicly quoted. Several are, like Rio Tinto, diversified in terms of commodity exposure, but others are focused on particular commodity segments. Metal and mineral markets are highly competitive, with few barriers to entry. They can be subject to price declines in real terms reflecting large productivity gains, increasing technical sophistication, better management and advances in information technology.
     High quality and long life mineral resources, the basis of good financial returns, are relatively scarce. Rio Tinto’s ownership of or interest in some of the world’s largest deposits enables it to contribute to long term market growth. World production volumes are likely to grow at least in line with global economic activity. The emergence of China and eventually India as major economies requiring metals and minerals for development could mean even higher market growth.

Economic overview
The world economy grew by 4.9 per cent in 2006 on a purchasing power parity basis. This was the fourth successive year of global growth in excess of four per cent.
     Growth was broad based, but once again the US and China provided the bedrock for this expansion. Although the pace of US economic growth progressively slowed over the course of the year, as the housing market faltered, it still managed to rise by 3.3 per cent over its 2005 level. Chinese growth for the year was 10.5 per cent, its biggest annual increase in over a decade. The Japanese economy rose 2.4 per cent and in Asia as a whole growth was 5.1 per cent. Latin America grew by 4.8 per cent and activity picked up in Europe, rising by 2.7 per cent on 2005.
     Despite this sustained rapid global growth and higher commodity prices, global inflation remained relatively tame. Central banks have increased interest rates as the balance of inflationary pressure has shifted towards the upside. Even the Japanese Central Bank raised interest rates for the first time since 2001, but this has been a progressive development and both financial and foreign exchange markets have been stable.
     These strong underlying economic conditions, a general ongoing low level of commodity stock availability and continued delays in bringing on new supply contributed to further large increases in commodity prices in the first half of 2006. In the second half of 2006 some general easing in prices was recorded as the pace of demand growth slowed and expectations of faster supply growth filtered through. There are however some important differences between trends in individual commodities. With few exceptions prices remain well above their historical levels and significantly so in many cases.
     Strong growth in Chinese iron ore imports continued into 2006 and the already tight market conditions worsened following heavy rain early in the year. After a record price increase of 71.5 per cent during 2005 a further 19 per cent was agreed in 2006. Benchmark prices are set to rise a further 9.5 per cent in 2007.
     The cash price of copper reached a record high of almost US$4 per pound in May 2006, but finished the year on a weaker tone and over the year averaged US$3.06 per pound.
     After lagging the other base metals in 2005 the aluminium price rose to an annual average of US$1.16 a pound in 2006, its highest in real terms for 17 years. Whilst the metal was strong, spot alumina prices fell sharply later in the year as a surge in Chinese refinery production came on the market. After starting the year at US$650 a tonne, spot alumina ended not much above US$200.
     The volatility seen in metals markets last year was replicated in the energy sector. Spot prices for seaborne thermal coal reached the low US$50s a tonne early in 2006, but were US$10 per tonne off their peak later in the year. The annual average price was similar to that achieved in 2005. After more than doubling in the 2005/6 marketing year, coking coal prices fell slightly in 2006/7 in response to mixed demand in their major markets. Prices for Powder River Basin coal in the US started the year at very high levels and although they ended the year somewhat weaker the annual average price was up 25-30 per cent (depending on grade) over 2005 levels. Uranium prices rose sharply during 2006 on concerns about low stocks. Spot prices doubled over the course of the year.
     Demand for industrial minerals such as borates and titanium minerals continued to benefit from solid US demand in the first half of the year but concerns about the US housing market dampened expectations in the latter part of the year.
     Diamond prices started the year on a very firm basis but conditions declined, due to monsoon flooding in major Indian cutting and polishing centres, and increased stockholding costs in the jewellery supply chain.
     Gold prices have not seen the same degree of escalation as other metals but recorded a strong trend in 2006, averaging over US$600 per ounce over the year as a whole, up 36 per cent on 2005.
     Many less widely traded metals have also continued to benefit from firm demand. The molybdenum price averaged US$25 per pound in 2006, down on its 2005 level but still historically high.

Marketing channels
Rio Tinto’s marketing channels are described under ‘Marketing’ on page 66.

Rio Tinto 2006 Form 20-F	12

Back to Contents

Governmental regulations
Rio Tinto is subject to extensive governmental regulations affecting all aspects of its operations and consistently seeks to apply best practice in all of its activities. Due to Rio Tinto’s product and geographical spread, there is unlikely to be any single governmental regulation that could have a material effect on the Group’s business.
     Rio Tinto’s operations in Australia, New Zealand, and Indonesia are subject to state, provincial and federal regulations of general application governing mining and processing, land tenure and use, environmental requirements, including site specific environmental licences, permits and statutory authorisations, workplace health and safety, trade and export, corporations, competition, access to infrastructure, foreign investment and taxation. Some operations are conducted under specific agreements with the respective governments and associated acts of parliament. In addition, Rio Tinto’s uranium operations in the Northern Territory, Australia and Namibia are subject to specific regulation in relation to mining and the export of uranium.
     US and Canada based operations are subject to local, state, provincial and national regulations governing land tenure and use, environmental aspects of operations, product and workplace health and safety, trade and export administration, corporations, competition, securities and taxation.
     The South African Mineral and Petroleum Resources Development Act 2002, as read with the Empowerment Charter for the South African Mining Industry, targets the transfer (for fair value) of 26 per cent ownership of existing South African mining assets to historically disadvantaged South Africans (HDSAs) within ten years. Attached to the Empowerment Charter is a “scorecard” by which companies will be judged on their progress towards empowerment and the attainment of the target transfer of 26 per cent ownership. The scorecard also provides that in relation to existing mining assets, 15 per cent ownership should vest in HDSAs within five years of 1 May 2004. Rio Tinto anticipates that the government of South Africa will continue working towards the introduction of new royalty payments in respect of mining tenements, expected to become effective during 2009.

Environmental regulation
Rio Tinto measures its performance against environmental regulation referred to in the previous section by rating incidents on a low, moderate, high, or critical scale of likelihood and consequence of impacting the environment. High and critical ratings are reported to the Executive committee and the board Committee on social and environmental accountability, including progress with remedial actions. Prosecutions and other breaches are also used to gauge Rio Tinto’s performance.
     In 2006, there were eight reportable incidents, the same number as in 2005. Three of these incidents resulted in spills which caused minor contamination.
     Four operations incurred fines in 2006 amounting to US$56,779 (predominantly relating to incidents in 2005) compared with three operations incurring fines of US$67,900 during 2005. The 2006 fines included:

•	US$38,500 imposed by the Utah State government’s Department of Environmental Quality, Division of Air Quality against Kennecott Utah Copper for exceeding the permissible concentration of emissions of fine particles from its smelter near Salt Lake City, Utah on two occasions. However, the mass emission rate was below the threshold permitted.
•	US$12,900 imposed by the United States Environmental Protection Agency following a spill at Greens Creek base and precious metals mine, Alaska of four gallons of diesel fuel during exploration drilling. The company and the drilling contractor have implemented additional controls and training to prevent any further spills.

Further information in respect of the Group’s environmental performance is in the 2006 Sustainable development review available on the Rio Tinto website.

Rio Tinto 2006 Form 20-F	13

Back to Contents

GROUP MINES

Mine	Location	Access	Title/lease

ALUMINIUM

Rio Tinto Aluminium Weipa	Weipa, Queensland, Australia	Road, air, and port	Queensland Government lease expires in 2041 with 21 year extension, then two years’ notice of termination

COPPER

Escondida (30%)	Atacama Desert, Chile	Pipeline and road to deep sea port at Coloso	Rights conferred by Government under Chilean Mining Code

Grasberg joint venture (40%)	Papua, Indonesia	Pipeline, road and port	Indonesian Government Contracts of Work expire in 2021 with option of two ten year extensions

Kennecott Minerals	Nevada, US	Road	Patented and unpatented mining claims
Cortez/Pipeline (40%)

Kennecott Minerals	Alaska, US	Port	Patented and unpatented mining claims
Greens Creek (70%)

Kennecott Utah Copper	Near Salt Lake City, Utah, US	Pipeline, road and rail	Owned
Bingham Canyon

Northparkes (80%)	Goonumbla, New South Wales, Australia	Road and rail	State Government mining lease issued in 1991 for 21 years

Palabora (58%)	Phalaborwa, Northern Province, South Africa	Rail and road	Lease from South African Government valid until deposits exhausted. Base metal claims owned by Palabora

DIAMONDS

Argyle Diamonds	Kimberley Ranges, Western Australia	Road and air	Mining tenement held under Diamond (Argyle Diamond Mines Joint Venture) Agreement Act 1981-83; lease extended for 21 years from 2004

Diavik (60%)	Northwest Territories, Canada	Air, ice road in winter	Mining leases from Canadian federal government

Murowa (78%)	Zvishavane, Zimbabwe	Road and air	Claims and mining leases

ENERGY

Energy Resources of	Northern Territory, Australia	Road	Leases granted by State
Australia (68%)
Ranger

Rio Tinto 2006 Form 20-F	14

Back to Contents

GROUP MINES

Mine	History	Type of mine	Power source

ALUMINIUM

Rio Tinto Aluminium Weipa	Bauxite mining commenced in 1961. Major upgrade completed in 1998. Rio Tinto interest increased from 72.4% to 100% in 2000. In 2004 a mine expansion was completed that has lifted annual capacity to 16.5 million tonnes. Mining commenced on the adjacent Ely mining lease in 2006, in accordance with the 1998 agreement with Alcan. A second shiploader that increases the shipping capability of the Weipa operation was commissioned in 2006	Open cut	On site generation; new power station under construction

COPPER

Escondida (30%)	Production started in 1990 and expanded in phases to 2002 when new concentrator was completed; production from Norte commenced in 2005 and the sulphide leach produced the first cathode during 2006	Open pit	Supplied from SING grid under various contracts with Norgener Gas Atacama and Edelnor

Grasberg joint venture (40%)	Joint venture interest acquired 1995; capacity expanded to over 200,000 tonnes of ore per day in 1998 with addition of underground production of more than 35,000 tonnes per day in 2003 with an expansion to a sustained rate of 50,000 tones per day by mid 2007	Open pit and underground	Long term contract with US-Indonesian consortium operated, purpos e built, coal fired generating station

Kennecott Minerals Cortez/Pipeline (40%)	Gold production started at Cortez in 1969, Pipeline in 1997 and Cortez Hills was approved in 2005.	Open pit	Public utility

Kennecott Minerals	Redeveloped in 1997	Underground / drift and fill	On site diesel generators
Greens Creek (70%)

Kennecott Utah Copper Bingham Canyon	Interest acquired in 1989; modernisation includes smelter complex and expanded tailings dam	Open pit	On site generation supplemented by long term contracts with Utah Power and Light

Northparkes (80%)	Interest acquired in 2000; production started in 1995	Open pit and underground	Supplied from State grid

Palabora (58%)	Development of 20 year underground mine commenced 1996 with open pit closure in 2003	Underground	Supplied by ESCOM via grid network

DIAMONDS

Argyle Diamonds	Interest increased from 59.7% following purchase of Ashton Mining in 2000. Underground mine project approved in 2005 to extend mine life to 2018	Open pit	Long term contract with Ord Hydro Consortium and on site generation back up

Diavik (60%)	Deposits discovered 1994-1995; construction approved 2000; diamond production started 2003. Second dyke closed off in 2005 for mining of additional orebody	Open pit to underground in future	On site diesel generators; installed capacity 27MW

Murowa (78%)	Discovered 1997; small scale production started 2004	Open pit	Supplied by ZESA

ENERGY

Energy Resources of Australia (68%) Ranger	Mining commenced 1981; interest acquired through North in 2000; life of mine extension to 2014 announced in 2005	Open pit	On site diesel/steam power generation

Rio Tinto 2006 Form 20-F	15

Back to Contents

GROUP MINES

Mine	Location	Access	Title/lease

ENERGY (continued)

Rio Tinto Coal Australia Bengalla (30%) Blair Athol (71%) Hail Creek (82%) Hunter Valley Ops. (76%) Kestrel (80%) Mount Thorley Ops. (61%) Tarong Coal Warkworth (42%)	New South Wales and Queensland, Australia	Road, rail conveyor and port	Leases granted by State

Rio Tinto Energy America Antelope Colowyo (20%) Cordero Rojo Decker (50%) Jacobs Ranch Spring Creek	Wyoming, Montana and Colorado, US	Rail and road	Leases from US and State Governments and private parties, with minimum coal production levels, and adherence to permit requirements and statutes

Rössing Uranium (69%)	Namib Desert, Namibia	Rail, road and port	Federal lease

INDUSTRIAL MINERALS

Rio Tinto Minerals - Boron	California, US	Road, rail and port	Owned

Rio Tinto Minerals - salt (65%)	Dampier, Lake MacLeod and Port Hedland, Western Australia	Road and port	Mining leases expiring in 2013 at Dampier, 2018 at Port Hedland and 2021 at Lake MacLeod with options to renew in each case

Rio Tinto Minerals - talc	Trimouns, France (other smaller operations in Australia, Europe and North America)	Road and rail	Owner of ground (orebody) and long term lease agreement to 2012

QIT-Fer et Titane	Saguenay County, Quebec, Canada	Rail and port (St Lawrence River)	Mining covered by two Concessions granted by State in 1949 and 1951 which, subject to certain Mining Act restrictions, confer rights and obligations of an owner

Richards Bay Minerals (50%)	Richards Bay, KwaZulu - Natal, South Africa	Rail, road and port	Long term renewable leases ; State lease for Reserve 4 initially runs to end 2022; Ingonyama Trust lease for Reserve 10 runs to 2010

IRON ORE

Hamersley Iron Brockman Marandoo Mount Tom Price Nammuldi Paraburdoo Yandicoogina Channar (60%) Eastern Range (54%)	Hamersley Ranges, Western Australia	Railway and port (owned by Hamersley Iron and operated by Pilbara Iron)	Agreements for life of mine with Government of We stern Australia

Iron Ore Company of Canada (59%)	Labrador City, Province of Labrador and Newfoundland	Railway and port facilities in Sept-Iles, Quebec (owned and operated by IOC)	Sublease with the Labrador Iron Ore Royalty Income Fund which has lease agreements with the Government of Newfoundland and Labrador that are due to be renewed in 2020 and 2022

Rio Tinto Brasil Corumbá	Matto Grosso do Sul, Brazil	Road, air and river	Government licence for undetermined period

Robe River Iron Associates (53%) Mesa J West Angelas	Pilbara region, Western Australia	Railway and port (owned by Robe River and operated by Pilbara Iron)	Agreements for life of mine with Government of We stern Australia

Rio Tinto 2006 Form 20-F	16

Back to Contents

GROUP MINES

Mine	History	Type of mine	Power source

ENERGY (continued)

Rio Tinto Coal Australia Bengalla (30%) Blair Athol (71%) Hail Creek (82%) Hunter Valley Ops. (76%) Kestrel (80%) Mount Thorley Ops. (61%) Tarong Coal Warkworth (42%)	Peabody Australian interests acquired in 2001. Production started for export at Blair Athol and adjacent power station at Tarong in 1984. Kestrel acquired and recommissioned 1999. Hail Creek started 2003.	Open cut and underground (Kestrel)	State owned grid

Rio Tinto Energy America Antelope Colowyo (20%) Cordero Rojo Decker (50%) Jacobs Ranch Spring Creek	Antelope, Spring Creek, Decker and Cordero acquired in 1993, Colowyo in 1995, Caballo Rojo in 1997, Jacobs Ranch in 1998 and West Antelope in 2004	Open cut	Supplied by IPPs and Cooperatives through national grid service

Rössing Uranium (69%)	Production began in 1978. Life of mine extension to 2016 approved in 2005	Open pit	Namibian National Power

INDUSTRIAL MINERALS

Rio Tinto Minerals - Boron	Deposit discovered in 1925, acquired by Rio Tinto in 1967	Open pit	On site co-generation units

Rio Tinto Minerals - salt (65%)	Construction of the Dampier field started in 1969; first shipment in 1972. Lake MacLeod was acquired in 1978 as an operating field	Solar evaporation of seawater (Dampier and Port Hedland) and underground brine (Lake MacLeod); dredging of gypsum from surface of Lake MacLeod	Dampier supply from Hamersley Iron Power; Lake MacLeod from Western Power and on site generation units; Port Hedland from Western Power

Rio Tinto Minerals - talc	Production started in 1885; acquired in 1988. (Australian mine acquired in 2001)	Open pit	Supplied by EdF and on site generation units

QIT-Fer et Titane	Production started 1950; interest acquired in 1989	Open pit	Long term contract with Quebec Hydro

Richards Bay Minerals (50%)	Production started 1977; interest acquired 1989; fifth dredge commissioned 2000	Beach sand dredging	Contract with ESCOM

IRON ORE

Hamersley Iron Brockman Marandoo Mount Tom Price Nammuldi Paraburdoo Yandicoogina Channar (60%) Eastern Range (54%)	Annual capacity increased to 68 million tonnes during 1990s; Yandicoogina first ore shipped in 1999 and port capacity increased; Eastern Range mine started 2004	Open pits	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

Iron Ore Company of Canada (59%)	Current operation began in 1962 and has processed over one billion tonnes of crude ore since; annual capacity now 17.5 million tonnes of concentrate of which 13.5 million tonnes can be pelletised. Interest acquired in 2000 through North	Open pit	Supplied by Newfoundland Hydro under long term contract

Rio Tinto Brasil Corumbá	Iron ore production started 1978; interest acquired in 1991	Open pit	Supplied by ENERSUL

Robe River Iron Associates (53%) Mesa J West Angelas	First shipment in 1972; annual sales reached 30 million tonnes in late 1990s; interest acquired in 2000 through North; West Angelas first ore shipped in 2002 and mine expanded in 2005	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

Rio Tinto 2006 Form 20-F	17

Back to Contents

GROUP SMELTERS

Smelter, refinery or plant	Location	Title/lease	Plant type/product	Capacity

ALUMINIUM GROUP

Anglesey Aluminium (51%)	Holyhead, Anglesey, Wales	100% Freehold	Aluminium smelter producing aluminium billet, block, sow	145,000 tonnes per year aluminium

Bell Bay	Bell Bay, Northern Tasmania, Australia	100% Freehold	Aluminium smelter producing aluminium ingot, block, t-bar	178,000 tonnes per year aluminium

Boyne Smelters (59%)	Boyne Island, Queensland, Australia	100% Freehold	Aluminium smelter producing aluminium ingot, billet, t-bar	545,000 tonnes per year aluminium

Yarwum (previously Comalco Alumina Refinery)	Gladstone, Queensland, Australia	97% Freehold 3% Leasehold (expiring in 2101 and after)	Refinery producing alumina	1,400,000 tonnes per year alumina

Gladstone Power Station (42%)	Gladstone, Queensland, Australia	100% Freehold	Thermal power station	1,680 megawatts

New Zealand Aluminium Smelters (NZAS) (79%)	Tiwai Point, Southland, New Zealand	19.6% Freehold 80.4% Leasehold (expiring in 2029 and use of certain Crown land)	Aluminium smelter producing aluminium ingot, billet, t-bar	352,000 tonnes per year aluminium

Queensland Alumina (39%)	Gladstone, Queensland, Australia	73.3% Freehold 26.7% Leasehold (of which more than 80% expires in 2026 and after)	Refinery producing alumina	3,953,000 tonnes per year alumina

COPPER GROUP

Kennecott Utah Copper	Magna, Salt Lake City, Utah, US	100% Freehold	Flash smelting furnace / Flash convertor furnace copper refinery	335,000 tonnes per year refined copper

Palabora (58%)	Phalaborwa, South Africa	100% Freehold	Reverberatory Pierce Smith copper refinery	130,000 tonnes per year refined copper

INDUSTRIAL
MINERALS

Boron	California, US	100% Freehold	Borates refinery	584,000 tonnes per year boric oxide

QIT-Fer et Titane Sorel Plant	Sorel-Tracy, Quebec, Canada	100% Freehold	Ilmenite smelter	1,100,000 tonnes per year titanium dioxide slag 900,000 tonnes per year iron

Richards Bay Minerals (50%)	Richards Bay, South Africa	100% Freehold	Ilmenite smelter	1,060,000 tonnes per year titanium dioxide slag

IRON ORE GROUP

Hlsmelt® (60%)	Kwinana, Western Australia	100% Leasehold (expiring in 2010 with rights of renewal for two further 25 year terms)	Hlsmelt ® ironmaking plant producing pig iron	800,000 tonnes per year pig iron

IOC Pellet Plant (59%)	Labrador City, Newfoundland, Canada	100% Leaseholds (expiring in 2020, 2022 and 2025 with rights of renewal for further terms of 30 years)	Pellet induration furnaces producing multiple iron ore pellet types	13,500,000 tonnes per year pellet

Rio Tinto 2006 Form 20-F	18

Back to Contents

METALS AND MINERALS PRODUCTION

		2004		2005		2006
		Production (a)		Production (a)		Production (a)

	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)		share		share		share

ALUMINA (’000 tonnes)
Eurallumina (Italy) (c)	—	1,064	597	1,070	601	914	513
Queensland Alumina (Australia)	38.6	3,778	1,459	3,953	1,526	3,871	1,494
Yarwun (Australia) (d)	100.0	175	175	835	835	1,240	1,240

Rio Tinto total			2,231		2,963		3,247

ALUMINIUM (refined) (’000 tonnes)
Anglesey (UK)	51.0	144.8	73.8	143.9	73.4	143.8	73.3
Bell Bay (Australia)	100.0	162.0	162.0	173.8	173.8	177.5	177.5
Boyne Island (Australia)	59.4	540.5	321.2	544.9	326.2	545.1	325.0
Tiwai Point (New Zealand)	79.4	350.3	279.5	351.4	280.3	337.3	268.9

Rio Tinto total			836.5		853.7		844.7

BAUXITE (’000 tonnes)
Boké (Guinea) (e)	—	5,773	179	—	—	—	—
Weipa (Australia)	100.0	12,649	12,649	15,474	15,474	16,139	16,139

Rio Tinto total			12,828		15,474		16,139

BORATES (’000 tonnes) (f)
Rio Tinto Minerals - Boron (US)	100.0	543	543	540	540	538	538
Rio Tinto Minerals (Argentina)	100.0	22	22	20	20	15	15

Rio Tinto total			565		560		553

COAL – HARD COKING (’000 tonnes)
Rio Tinto Coal Australia (g)
Hail Creek Coal (Australia) (h)	82.0	5,104	4,633	5,900	4,838	4,544	3,726
Kestrel Coal (Australia)	80.0	2,659	2,127	2,946	2,357	2,729	2,183

Rio Tinto total hard coking coal			6,760		7,195		5,909

COAL – OTHER* (’000 tonnes)
Rio Tinto Coal Australia (g)
Bengalla (Australia)	30.3	5,312	1,609	5,965	1,806	5,544	1,679
Blair Athol (Australia)	71.2	12,229	8,712	10,600	7,551	10,190	7,259
Hunter Valley Operations (Australia)	75.7	13,269	10,046	12,374	9,369	12,024	9,104
Kestrel Coal (Australia)	80.0	623	499	774	619	863	691
Mount Thorley Operations (Australia)	60.6	3,548	2,149	3,962	2,400	3,895	2,359
Tarong Coal (Australia)	100.0	7,004	7,004	6,470	6,470	6,979	6,979
Warkworth (Australia)	42.1	6,954	2,926	6,293	2,647	7,342	3,089

Total Australian other coal			32,943		30,863		31,159

Rio Tinto Energy America (i)
Antelope (US)	100.0	26,928	26,928	27,174	27,174	30,749	30,749
Colowyo (US)	(j)	5,788	5,788	5,325	5,325	5,754	5,754
Cordero Rojo (US)	100.0	35,233	35,233	34,234	34,234	36,094	36,094
Decker (US)	50.0	7,831	3,916	6,288	3,144	6,449	3,225
Jacobs Ranch (US)	100.0	34,979	34,979	33,823	33,823	36,258	36,258
Spring Creek (US)	100.0	10,892	10,892	11,881	11,881	13,181	13,181

Total US coal			117,734		115,580		125,260

Rio Tinto total other coal			150,677		146,443		156,418

*	Coal – other includes thermal coal, semi-soft coking coal and semi-hard coking coal.
See notes on page 22

Rio Tinto 2006 Form 20-F	19

Back to Contents

METALS AND MINERALS PRODUCTION continued

		2004		2005		2006
		Production (a)		Production (a)		Production (a)

	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)		share		share		share

COPPER (mined) (’000 tonnes)
Bingham Canyon (US)	100.0	263.7	263.7	220.6	220.6	265.6	265.6
Escondida (Chile)	30.0	1,207.1	362.1	1,270.2	381.1	1,313.4	394.0
Grasberg – FCX (Indonesia) (k)	—	396.4	5.5	—	—	—	—
Grasberg – Joint Venture (Indonesia) (k)	40.0	120.0	48.0	273.9	109.6	115.5	46.2
Neves Corvo (Portugal) (l)	—	46.9	23.0	—	—	—	—
Northparkes (Australia)	80.0	30.0	24.0	54.0	43.2	83.3	66.6
Palabora (South Africa) (m)	57.7	54.4	26.8	61.2	30.0	61.5	31.1

Rio Tinto total			753.1		784.4		803.5

COPPER (refined) (’000 tonnes)
Atlantic Copper (Spain) (k)	—	58.4	7.0	—	—	—	—
Escondida (Chile)	30.0	152.1	45.6	143.9	43.2	134.4	40.3
Kennecott Utah Copper (US)	100.0	246.7	246.7	232.0	232.0	217.9	217.9
Palabora (South Africa) (m)	57.7	67.5	33.2	80.3	39.3	81.2	40.9

Rio Tinto total			332.6		314.5		299.2

DIAMONDS (’000 carats)
Argyle (Australia)	100.0	20,620	20,620	30,476	30,476	29,078	29,078
Diavik (Canada)	60.0	7,575	4,545	8,272	4,963	9,829	5,897
Murowa (Zimbabwe) (n)	77.8	47	36	251	195	240	187

Rio Tinto total			25,202		35,635		35,162

GOLD (mined) (’000 ounces)
Barneys Canyon (US)	100.0	22	22	16	16	15	15
Bingham Canyon (US)	100.0	308	308	401	401	523	523
Cortez/Pipeline (US)	40.0	1,051	421	904	361	444	178
Escondida (Chile)	30.0	217	65	183	55	170	51
Grasberg – FCX (Indonesia) (k)	—	1,377	14	—	—	—	—
Grasberg – Joint Venture (Indonesia) (k)	40.0	207	83	1,676	670	238	95
Greens Creek (US)	70.3	86	61	73	51	63	44
Kelian (Indonesia)	90.0	328	295	43	38	—	—
Lihir (Papua New Guinea) (o)	—	599	87	424	61	—	—
Morro do Ouro (Brazil) (p)	—	188	96	—	—	—	—
Northparkes (Australia)	80.0	79	63	57	46	95	76
Rawhide (US)	51.0	50	25	35	18	26	13
Rio Tinto Zimbabwe (Zimbabwe) (q)	—	11	6	—	—	—	—
Others	—	13	7	15	7	18	9

Rio Tinto total			1,552		1,726		1,003

GOLD (refined) (’000 ounces)
Kennecott Utah Copper (US)	100.0	300	300	369	369	462	462

IRON ORE (’000 tonnes)
Channar (Australia)	60.0	9,759	5,855	8,644	5,186	9,798	5,879
Corumbá (Brazil)	100.0	1,301	1,301	1,410	1,410	1,982	1,982
Eastern Range (Australia)	(r)	2,970	2,970	6,559	6,559	8,215	8,215
Hamersley Iron (Australia)	100.0	65,407	65,407	74,387	74,387	79,208	79,208
Iron Ore Company of Canada (Canada)	58.7	11,139	6,541	15,647	9,188	16,080	9,442
Robe River (Australia)	53.0	48,459	25,684	52,385	27,764	52,932	28,054

Rio Tinto total			107,757		124,494		132,780

See notes on page 22

Rio Tinto 2006 Form 20-F	20

Back to Contents

METALS AND MINERALS PRODUCTION continued

		2004		2005		2006
		Production (a)		Production (a)		Production (a)

	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)		share		share		share

LEAD (’000 tonnes)
Greens Creek (US)	70.3	19.8	13.9	16.9	11.9	16.9	11.9
Zinkgruvan (Sweden) (s)	—	11.2	11.2	—	—	—	—

Rio Tinto total			25.1		11.9		11.9

MOLYBDENUM (’000 tonnes)
Bingham Canyon (US)	100.0	6.8	6.8	15.6	15.6	16.8	16.8

NICKEL (refined) (’000 tonnes)
Empress (Zimbabwe) (q)	—	2.9	1.6	—	—	—	—

PIG IRON (’000 tonnes)
HIsmelt® (Australia) (t)	60.0	—	—	9	5	89	53

SALT (’000 tonnes)
Rio Tinto Minerals - salt (Australia)	64.9	7,380	4,792	8,480	5,507	8,323	5,405

SILVER (mined) (’000 ounces)
Bingham Canyon (US)	100.0	3,584	3,584	3,958	3,958	4,214	4,214
Escondida (Chile)	30.0	5,747	1,724	6,565	1,970	6,646	1,994
Grasberg – FCX (Indonesia) (k)	—	3,077	79	—	—	—	—
Grasberg – Joint Venture (Indonesia) (k)	40.0	1,961	784	3,410	1,364	1,675	670
Greens Creek (US)	70.3	9,707	6,821	9,664	6,791	8,866	6,230
Zinkgruvan (Sweden) (s)	—	651	651	—	—	—	—
Others	—	2,025	1,187	1,422	843	1,345	861

Rio Tinto total			14,830		14,926		13,968

SILVER (refined) (’000 ounces)
Kennecott Utah Copper (US)	100.0	3,344	3,344	3,538	3,538	4,152	4,152

TALC (’000 tonnes)
Rio Tinto Minerals – talc (Australia/Europe/N. America) (u)	100.0	1,444	1,443	1,364	1,364	1,392	1,392

TIN (tonnes)
Neves Corvo (Portugal) (l)	—	120	59	—	—	—	—

TITANIUM DIOXIDE FEEDSTOCK (‘000 tonnes)
Rio Tinto Iron & Titanium (Canada/South Africa) (v)	100.0	1,192	1,192	1,312	1,312	1,415	1,415

URANIUM (tonnes U3O8)
Energy Resources of Australia (Australia)	68.4	5,143	3,517	5,903	4,037	4,704	3,217
Rössing (Namibia)	68.6	3,582	2,457	3,711	2,545	3,617	2,481

Rio Tinto total			5,974		6,582		5,698

ZINC (mined) (’000 tonnes)
Greens Creek (US)	70.3	62.7	44.1	52.9	37.2	47.5	33.4
Zinkgruvan (Sweden) (s)	—	29.7	29.7	—	—	—	—

Rio Tinto total			73.8		37.2		33.4

See notes on page 22

Rio Tinto 2006 Form 20-F	21

Back to Contents

METALS AND MINERALS PRODUCTION continued

Notes
(a)	Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined onsite, except for the data for iron ore and bauxite which represent production of saleable quantities of ore.
(b)	Rio Tinto percentage share, shown above, is as at the end of 2006 and has applied over the period 2004 – 2006 except for those operations where the share has varied during the year and the weighted average for them is shown below. The Rio Tinto share varies at individual mines and refineries in the “Others” category and thus no value is shown.

Rio Tinto share %
Operation	See Note	2004	2005	2006

Atlantic Copper	(k)	12.0	—	—
Grasberg	(k)	10.8	—	—
Hail Creek	(h)	90.8	82.0	82.0
Palabora	(m)	49.2	49.0	50.5

(c)	Rio Tinto sold its 56.2 per cent share in Eurallumina with an effective date of 31 October 2006 and production data are shown up to that date.
(d)	Yarwun, previously known as Comalco Alumina Refinery, started production in October 2004.
(e)	Rio Tinto completed the sale of its four per cent interest in the Boké mine on 25 June 2004. Production data are shown up t o the date of sale.
(f)	Borate quantities are expressed as B2O3.
(g)	Rio Tinto Coal Australia manages all the Australian coal operations including the mines which were previously reported separately under the Coal & Allied name.
(h)	Rio Tinto reduced its shareholding in Hail Creek from 92.0 per cent to 82.0 per cent on 15 November 2004.
(i)	Rio Tinto Energy America was previously known as Kennecott Energy.
(j)	In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo’s output is included in Rio Tinto’s share of production.
(k)	From mid 1995 until 30 March 2004, Rio Tinto held 23.93 million shares of Freeport-McMoRan Copper & Gold (FCX) common stock from which it derived a share of production. This interest was sold to FCX on 30 March 2004. Also, through a joint venture agreement with FCX, Rio Tinto is entitled, as shown separately in the above tables, to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(l)	Rio Tinto completed the sale of its 49 per cent interest in Somincor on 18 June 2004. Production data are shown up to the d ate of sale.
(m)	During the second half of 2005, the conversion of debentures into ordinary shares resulted in a dilution of Rio Tinto’s shareholding in Palabora from 49.2 per cent to 47.2 per cent. The conversions, which continued during 2006, were completed during the third quarter when Rio Tinto also participated, ending the year with a 57.7 per cent interest.
(n)	Ore mining and processing at Murowa commenced during the third quarter of 2004.
(o)	On 30 November 2005, Rio Tinto sold its 14.5 per cent in Lihir Gold; it had agreed in September 2005 to relinquish the management agreement for Lihir. The production data are shown up to 30 September 2005, from which date the Rio Tinto interest in Lihir was held as an investment rather than being equity accounted..
(p)	Rio Tinto sold its 51 per cent interest in Morro do Ouro on 31 December 2004. Production data are shown up to the date of sale.
(q)	As a result of the corporate restructuring completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.
(r)	Rio Tinto’s share of production includes 100 per cent of the production from the Eastern Range mine, which commenced production in March 2004. Under the terms of the joint venture agreement (Rio Tinto 54 per cent), Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.
(s)	Rio Tinto completed the sale of its 100 per cent interest in the Zinkgruvan mine on 2 June 2004. Production data are shown up to the date of sale.
(t)	HIsmelt® commenced production during September 2005.
(u)	Talc production includes some products derived from purchased ores.
(v)	Quantities comprise 100 per cent of QIT and 50 per cent of Richards Bay Minerals’ production.

Rio Tinto 2006 Form 20-F	22

Back to Contents

ORE RESERVES
(under Industry Guide 7)

Reserves have been prepared in accordance with Industry Guide 7 under the United States Securities Act of 1933 and the following definitions:
•	An ‘Ore Reserve’ means that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserves determination. To establish this, studies appropriate to the type of mineral deposit involved have been carried out to estimate the quantity, grade and value of the ore mineral(s) present. In addition, technical studies have been completed to determine realistic assumptions for the extraction of the minerals including estimates of mining, processing, economic, marketing, legal, environmental, social and governmental factors. The degree of these studies is sufficient to demonstrate the technical and economic feasibility of the project and depends on whether or not the project is an extension of an existing project or operation. The estimates of minerals to be produced include allowances for ore losses and the treatment of unmineralised materials which may occur as part of the mining and processing activities. Ore Reserves are sub- divided in order of increasing confidence into Probable Ore Reserves and Proven Ore Reserves as defined below.
•	The term “economically”, as used in the definition of reserves, implies that profitable extraction or production under defined investment assumptions has been established through the creation of a mining plan, processing plan and cash flow model. The assumptions made must be reasonable, including costs and operating conditions that will prevail during the life of the project.
•	Ore reserves presented in accordance with SEC Industry Guide 7 do not exceed the quantities that, it is estimated, could be extracted economically if future prices were to be in line with the average of historical prices for the three years to 30 June 2006, or contracted prices where applicable. For this purpose, contracted prices are applied only to future sales volumes for which the price is predetermined by an existing contract; and the average of historical prices is applied to expected sales volumes in excess of such amounts. Moreover, reported ore reserve estimates have not been increased above the levels expected to be economic based on Rio Tinto's own long term price assumptions.
•	The term “legally”, as used in the definition of reserves, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for reserves to exist, there is reasonable assurance of the issuance of these permits or resolution of legal issues. Reasonable assurance means that, based on applicable laws and regulations, the issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with the Company’s current mine plans.
•	The term “proven reserves” means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established. Proven reserves represent that part of an orebody for which there exists the highest level of confidence in data regarding its geology, physical characteristics, chemical composition and probable processing requirements.
•	The term “probable reserves” means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. This means that probable reserves generally have a wider drill hole spacing than for proven reserves.
•	The amount of proven and probable reserves shown below does not necessarily represent the amount of material currently scheduled for extraction, because the amount scheduled for extraction may be derived from a life of mine plan predicated on prices and other assumptions which are different to those used in the life of mine plan prepared in accordance with Industry Guide 7.
•	The estimated ore reserve figures in the following tables are as of 31 December 2006. Metric units are used throughout. The figures used to calculate Rio Tinto's share of reserves are often more precise than the rounded numbers shown in the tables, hence small differences might result if the calculations are repeated using the tabulated figures. Commodity price information is given in footnote (a).

Rio Tinto 2006 Form 20-F	23

Back to Contents

ORE RESERVES (under Industry Guide 7) continued

	Type of	Total ore reserves at end 2006
	mine			Interest	Rio Tinto
	(b)	Tonnage	Grade	%	share

Recoverable
mineral
		millions			millions
BAUXITE (d)		of tonnes	%Al 2 O 3		of tonnes
Reserves at operating mine
Weipa (Australia)	O/P	1,193	53.7	100.0	1,193

				Marketable
				product
		millions		millions
BORATES (e)		of tonnes		of tonnes
Reserves at operating mine
Rio Tinto Minerals - Boron (US) (j)
– mine	O/P	19.8	100.0	19.8
– stockpiles (i)	S/P	2.1	100.0	2.1

Rio Tinto total				21.9

		Coal type	Marketable	Marketable coal quality
		(g)	reserves	(h)	(h)

							Marketable
				Calorific	Sulphur		reserves
			millions	value	content		millions
COAL (f)			of tonnes	MJ/kg	%		of tonnes
Reserves at operating mines
Rio Tinto Energy America (k)
Antelope (US)	O/C	SC	359	20.59	0.24	100.0	359
Colowyo (US) (l)	O/C	SC	14	24.39	0.39	100.0	14
Cordero Rojo (US)	O/C	SC	285	19.59	0.31	100.0	285
Decker (US)	O/C	SC	18	22.10	0.38	50.0	9
Jacobs Ranch (US)	O/C	SC	418	20.35	0.43	100.0	418
Spring Creek (US)	O/C	SC	199	21.75	0.33	100.0	199

Total US coal							1,283

Rio Tinto Coal Australia
Bengalla (Australia)	O/C	SC	150	28.12	0.48	30.3	45
Blair Athol (Australia)	O/C	SC	42	27.13	0.30	71.2	30
Hail Creek (Australia)	O/C	MC	179	32.20	0.35	82.0	146
Hunter Valley Operations	O/C	SC + MC	308	28.94	0.57	75.7	233
(Australia)
Kestrel (Australia)	U/G	SC + MC	112	32.20	0.65	80.0	90
Mount Thorley Operations	O/C	SC + MC	23	29.48	0.46	60.6	14
(Australia)
Warkworth (Australia)	O/C	SC + MC	251	28.87	0.45	42.1	106

Total Australian coal							664

Rio Tinto total reserves at operating mines							1,946

Undeveloped reserves (m)
Rio Tinto Coal Australia
Clermont (Australia)	O/C	SC	189	27.90	0.33	50.1	95
Mount Pleasant (Australia)	O/C	SC	350	26.73	0.51	75.7	265

Rio Tinto total undeveloped reserves							360

See notes on pages 32 to 33

Rio Tinto 2006 Form 20-F	24

Back to Contents

ORE RESERVES (under Industry Guide 7) continued

		Total ore reserves		Average
	Type of	at end 2006		mill
	mine			recovery	Interest	Rio Tinto
	(b)	Tonnage	Grade	%	%	share

						Recoverable
						metal
		millions				millions
COPPER		of tonnes	%Cu			of tonnes
Reserves at operating mines
Bingham Canyon (US)
– mine	O/P	604	0.54	86	100.0	2.802
– stockpiles (i)	S/P	37	0.33	86	100.0	0.107
Escondida (Chile) (n)
– sulphide mine	O/P	1,360	1.06	85	30.0	3.681
– sulphide leach mine	O/P	1,412	0.51	34	30.0	0.744
– oxide mine	O/P	21	0.74	75	30.0	0.035
– sulphide stockpiles (i)	S/P	17	1.23	85	30.0	0.053
– sulphide leach stockpiles (i)	S/P	131	0.49	34	30.0	0.067
– oxide stockpiles (i)	S/P	57	0.67	75	30.0	0.086
Escondida Norte (Chile) (n)
– sulphide mine	O/P	455	1.40	85	30.0	1.621
– sulphide leach mine	O/P	604	0.60	34	30.0	0.371
– oxide mine	O/P	22	1.55	75	30.0	0.076
– sulphide stockpiles (i)	S/P	0.1	4.07	85	30.0	0.001
– sulphide leach stockpiles (i)	S/P	1.5	0.52	34	30.0	0.001
– oxide stockpiles (i)	S/P	3.3	0.96	75	30.0	0.007
Grasberg (Indonesia)	O/P + U/G	2,813	1.04	88	(o)	7.584
Northparkes (Australia)
– mine	U/G	46	1.06	91	80.0	0.355
– stockpiles (i)	S/P	3.8	0.67	85	80.0	0.017
Palabora (South Africa) (p)
– mine	U/G	118	0.64	88	57.7	0.381

Rio Tinto total						17.989

					Recoverable
					diamonds
		millions	carats		millions
DIAMONDS (d)		of tonnes	per tonne		of carats
Reserves at operating mines
Argyle (Australia)
– AK1 pipe mine (q)	O/P + U/G	102	2.1	100.0	215.5
– AK1 pipe stockpiles (i)	S/P	3.9	1.3	100.0	5.0
Diavik (Canada) (r)	O/P + U/G	25	3.3	60.0	49.0
Murowa (Zimbabwe)
– mine	O/P	22	0.7	77.8	11.8
– stockpiles (i)	S/P	0.1	1.2	77.8	0.1

Rio Tinto total					281.5

						Recoverable
						metal
		millions	grammes			millions
GOLD		of tonnes	per tonne			of ounces
Reserves at operating mines
Bingham Canyon (US)
– mine	O/P	604	0.31	64	100.0	3.882
– stockpiles (i)	S/P	37	0.20	64	100.0	0.151
Cortez/Pipeline (US) (s)
– mine	O/P	125	1.83	73	40.0	2.131
– stockpiles (i)	S/P	1.1	4.30	86	40.0	0.052
Grasberg (Indonesia)	O/P + U/G	2,813	0.90	69	(o)	13.751
Greens Creek (US)	U/G	7.0	3.86	69	70.3	0.417
Northparkes (Australia)
– mine	U/G	46	0.46	74	80.0	0.407
– stockpiles (i)	S/P	3.8	0.58	76	80.0	0.043

Rio Tinto total						20.834

See notes on pages 32 to 33

Rio Tinto 2006 Form 20-F	25

Back to Contents

ORE RESERVES (under Industry Guide 7) continued

		Total ore reserves		Average
	Type of	at end 2006		mill
	mine			recovery	Interest	Rio Tinto
	(b)	Tonnage	Grade	%	%	share

						Marketable
						product
		millions				millions
IRON ORE (d)		of tonnes	%Fe			of tonnes
Reserves at operating mines
and mines under construction
Channar (Australia)
– Brockman Ore	O/P	100	63.5		60.0	60
Corumbá (Brazil)
– mine	O/P	213	67.2		100.0	213
– stockpiles (i)	S/P	1	66.7		100.0	1
Eastern Range (Australia)
– Brockman Ore	O/P	91	62.9		54.0	49
Hope Downs (Australia) (t)
– Marra Mamba Ore	O/P	344	61.6		50.0	172
Hamersley (Australia)
– Brockman 2 (Brockman Ore)	O/P	30	62.6		100.0	30
– Brockman 4 (Brockman Ore)	O/P	449	62.2		100.0	449
– Marandoo (Marra Mamba Ore)	O/P	67	61.6		100.0	67
– Mt Tom Price (Brockman Ore)
– mine	O/P	109	64.6		100.0	109
– stockpiles (i)	S/P	17	64.5		100.0	17
– Mt Tom Price (Marra Mamba Ore)(u)	O/P	35	61.2		100.0	35
– Paraburdoo (Brockman Ore)	O/P	12	63.6		100.0	12
– Paraburdoo (Marra Mamba Ore)	O/P	0.5	63.2		100.0	0.5
– Nammuldi (Marra Mamba Ore)	O/P	31	61.4		100.0	31
– Yandicoogina (Pisolite Ore HG)
– mine	O/P	327	58.7		100.0	327
– stockpiles (i)	S/P	1.5	58.1		100.0	1
– Yandicoogina (Process Product)
– mine	O/P	109	58.4		100.0	109
Iron Ore Company of Canada	O/P	416	65.0		58.7	244
(Canada)
Robe River (Australia)
– Pannawonica (Pisolite Ore)
– mine	O/P	327	57.2		53.0	174
– stockpiles (i)	S/P	17	56.9		53.0	9
– West Angelas (Marra Mamba Ore)
– mine	O/P	403	61.9		53.0	213
– stockpiles (i)	S/P	6	59.3		53.0	3

Rio Tinto total						2,326

						Recoverable
						metal
		millions				millions
LEAD		of tonnes	%Pb			of tonnes
Reserves at operating mine
Greens Creek (US)	U/G	7.0	3.98	67	70.3	0.131

						Recoverable
						metal
		millions				millions
MOLYBDENUM		of tonnes	%Mo			of tonnes
Reserves at operating mine
Bingham Canyon (US)
– mine	O/P	604	0.047	61	100.0	0.175
– stockpiles (i)	S/P	37	0.032	61	100.0	0.007

Rio Tinto total						0.183

See notes on pages 32 to 33

Rio Tinto 2006 Form 20-F	26

Back to Contents

ORE RESERVES (under Industry Guide 7) continued

		Total ore reserves		Average
	Type of	at end 2006		mill
	mine			recovery	Interest	Rio Tinto
	(b)	Tonnage	Grade	%	%	share

						Recoverable
						metal
		millions	grammes			millions
SILVER		of tonnes	per tonne			of ounces
Reserves at operating mines
Bingham Canyon (US)
– mine	O/P	604	2.52	77	100.0	37.699
– stockpiles (i)	S/P	37	1.69	77	100.0	1.558
Grasberg (Indonesia)	O/P + U/G	2,813	4.16	64	(o)	73.722
Greens Creek (US)	U/G	7.0	494.46	72	70.3	56.206

Rio Tinto total						169.185

				Marketable
				product
		millions		millions
TALC (e)		of tonnes		of tonnes
Reserves at operating mines
Rio Tinto Minerals – talc (v)
Europe/N America/Australia)	O/P + U/G	28.8	100.0	28.8

				Marketable
				product
TITANIUM DIOXIDE		millions		millions
FEEDSTOCK (e)		of tonnes		of tonnes
Reserves at operating mines
QIT (Canada) (w)	O/P	52.7	100.0	52.7
QMM (Madagascar)	D/O	12.4	80.0	9.9
RBM (South Africa)	D/O	24.9	50.0	12.5

Rio Tinto total				75.0

						Recoverable
						metal
		millions				millions
URANIUM		of tonnes	%U 3 0 8			of tonnes
Reserves at operating mines
Energy Resources of Australia
(Australia)
– Ranger #3 mine	O/P	9.6	0.241	89	68.4	0.0141
– Ranger #3 stockpiles (i) (x)	S/P	25.9	0.107	86	68.4	0.0163
Rössing (Namibia)
– mine	O/P	17.7	0.038	85	68.6	0.0039
– stockpiles (i)	S/P	2.3	0.015	85	68.6	0.0002

Rio Tinto total						0.0345

						Recoverable
						metal
		millions				millions
ZINC		of tonnes	%Zn			of tonnes
Reserves at operating mine
Greens Creek (US)	U/G	7.0	10.39	77	70.3	0.390

See notes on pages 32 to 33

Rio Tinto 2006 Form 20-F	27

Back to Contents

ORE RESERVES (under Industry Guide 7) continued

		Proven ore reserves			Probable ore reserves
		at end 2006			at end 2006
Type of
	mine			Drill hole			Drill hole
	(b)	Tonnage	Grade	spacing (c)	Tonnage	Grade	spacing (c)

		millions			millions
BAUXITE (d)		of tonnes	%Al2O3		of tonnes	%Al2O3
Reserves at operating mine
Weipa (Australia)	O/P	119	53.8	76m x 76m	1,074	53.7	400m x 800m
(or better)

		millions		millions
BORATES (e)		of tonnes		of tonnes
Reserves at operating mine
Rio Tinto Minerals - Boron (US) (j)
– mine	O/P	14.8	61m x 61m	5.0	61m x 61m
– stockpiles (i)	S/P	0.1		2.0

			% Yield to	Marketable Reserves
		Recoverable	give
		reserves	marketable		Drill hole		Drill hole
		total	reserves	Proven	spacing (c)	Probable	spacing (c)

		millions		millions		millions
COAL (f)		of tonnes		of tonnes		of tonnes
Reserves at operating mines
Rio Tinto Energy America (k)
Antelope (US)	O/C	359	100	359	350m
Colowyo (US) (l)	O/C	14	100	14	250m	0.1	365m
Cordero Rojo (US)	O/C	285	100	281	250m	4.4	375m
Decker (US)	O/C	18	100	18	250m
Jacobs Ranch (US)	O/C	418	100	413	300m	4.3	300m
Spring Creek (US)	O/C	199	100	199	250m

Rio Tinto Coal Australia
Bengalla (Australia)	O/C	193	77	92	350m	58	500m
Blair Athol (Australia)	O/C	45	92	42	150m
Hail Creek (Australia)	O/C	267	67	105	300m	73	400m
Hunter Valley Operations (Australia)	O/C	453	68	245	300m	63	500m
Kestrel (Australia)	U/G	140	80	49	500m	63	1,000m
Mount Thorley Operations (Australia)	O/C	35	66	20	125m	2.5	500m
Warkworth (Australia)	O/C	392	64	151	450m	100	1,000m

Undeveloped reserves (m)
Rio Tinto Coal Australia
Clermont (Australia)	O/C	197	96	185	220m	4	150m to 300m
Mount Pleasant (Australia)	O/C	459	76			350	125m to 500m

See notes on pages 32 to 33

Rio Tinto 2006 Form 20-F	28

Back to Contents

ORE RESERVES (under Industry Guide 7) continued

		Proven ore reserves			Probable ore reserves
	Type of	at end 2006			at end 2006
	mine
	(b)	Tonnage	Grade	Drill hole	Tonnage	Grade	Drill hole
				spacing (c)			spacing (c)

COPPER		millions			millions
		of tonnes	%Cu		of tonnes	%Cu
Reserves at operating mines
Bingham Canyon (US)
– mine	O/P	325	0.59	90m	279	0.48	110m
– stockpiles (i)	S/P	12	0.35		25	0.32
Escondida (Chile) (n)
– sulphide mine	O/P	516	1.17	60m x 60m	844	1.00	100m x 100m
– sulphide leach mine	O/P	421	0.51	60m x 60m	992	0.51	105m x 105m
– oxide mine	O/P	6	0.74	45m x 45m	15	0.74	50m x 50m
– sulphide stockpiles (i)	S/P	17	1.23
– sulphide leach stockpiles (i)	S/P	131	0.49
– oxide stockpiles (i)	S/P	57	0.67
Escondida Norte (Chile) (n)
– sulphide mine	O/P	138	1.53	60m x 60m	318	1.34	100m x 100m
– sulphide leach mine	O/P	57	0.53	60m x 60m	548	0.61	105m x 105m
– oxide mine	O/P	2.8	1.97	45m x 45m	19	1.49	50m x 50m
– sulphide stockpiles (i)	S/P	0.1	4.07
– sulphide leach stockpiles (i)	S/P	1.5	0.52
– oxide stockpiles (i)	S/P	3.3	0.96
Grasberg (Indonesia)	O/P + U/G	809	1.08	13m to 40m	2,004	1.02	42m to 100m
Northparkes (Australia)
– mine	U/G				46	1.06	40 x 40 x 80m
– stockpiles (i)	S/P	3.8	0.67
Palabora (South Africa) (p)
– mine	U/G	118	0.64	76m

DIAMONDS (d)		millions	carats		millions	carats
		of tonnes	per tonne		of tonnes	per tonne
Reserves at operating mines
Argyle (Australia)
– AK1 pipe mine (q)	O/P + U/G	27	1.4	50m x 50m	75.0	2.4	50m x 50m
– AK1 pipe stockpiles (i)	S/P	0.9	2.8		3.0	0.8
Diavik (Canada) (r)	O/P + U/G	12	3.4	27m to 30m	13	3.2	30m to 34m
Murowa (Zimbabwe)	O/P
– mine	O/P				22	0.7	25m
– stockpiles (i)	S/P				0.1	1.2

GOLD		millions	grammes		millions	grammes
		of tonnes	per tonne		of tonnes	per tonne
Reserves at operating mines
Bingham Canyon (US)
– mine	O/P	325	0.34	90m	279	0.28	110m
– stockpiles (i)	S/P	12	0.20		25	0.20
Cortez/Pipeline (US) (s)
– mine	O/P	52	2.05	27m to 30m	73	1.67	48m
– stockpiles (i)	S/P	1.1	4.30
Grasberg (Indonesia)	O/P + U/G	809	1.03	13m to 40m	2,004	0.85	42m to 100m
Greens Creek (US)	U/G				7.0	3.86	30m
Northparkes (Australia)
– mine	O/P				46	0.46	40 x 40 x 80m
– stockpiles (i)	S/P	3.8	0.58

See notes on pages 32 to 33

Rio Tinto 2006 Form 20-F	29

Back to Contents

ORE RESERVES (under Industry Guide 7) continued

		Proven ore reserves			Probable ore reserves
	Type of	at end 2006			at end 2006
	mine
	(b)	Tonnage	Grade	Drill hole	Tonnage	Grade	Drill hole
				spacing (c)			spacing (c)

IRON ORE (d)		millions			millions
		of tonnes	%Fe		of tonnes	%Fe
Reserves at operating mines
and mines under construction
Channar (Australia)
– Brockman Ore	O/P	87	63.5	60m x 60m	13	63.6	max 120m
Corumbá (Brazil)
– mine	O/P	108	67.2	100m x 100m	106	67.2	200m x 400m
– stockpiles (i)	S/P	1	66.7
Eastern Range (Australia)
– Brockman Ore	O/P	66	63.0	60m x 60m	25	62.8	max 120m
Hope Downs (Australia) (t)
– Marra Mamba Ore	O/P	66	61.3	100m x 50m	279	61.7	200m x 50m
Hamersley (Australia)
– Brockman 2 (Brockman Ore)	O/P	19	62.6	50m x 50m	11.0	62.6	max 100m
– Brockman 4 (Brockman Ore)	O/P	115	62.6	50m x 50m	334	62.1	200m x 100m
– Marandoo (Marra Mamba Ore)	O/P	65	61.7	75m x 75m	2.0	60.7	max 150m
– Mt Tom Price (Brockman Ore)
– mine	O/P	72	64.4	30m x 30m	37	64.9	60m x 30m
– stockpiles (i)	S/P				17	64.5
– Mt Tom Price (Marra Mamba Ore)(u)	O/P				35	61.2	60m x 30m
– Paraburdoo (Brockman Ore)	O/P	8	63.6	30m x 30m	4.1	63.6	60m x 30m
– Paraburdoo (Marra Mamba Ore)	O/P				0.5	63.2	60m x 60m
– Nammuldi (Marra Mamba Ore)	O/P	3.9	62.0	60m x 60m	27	61.3	120m x 120m
– Yandicoogina (Pisolite Ore HG)
– mine	O/P	327	58.7	50m x 50m
– stockpiles (i)	S/P				1.5	58.1
– Yandicoogina (Process Product)
– mine	O/P	109	58.4	50m x 50m
Iron Ore Company of Canada
(Canada)	O/P	345	65.0	122m x 61m	70	65.0	122m x 122m
Robe River (Australia)
– Pannawonica (Pisolite Ore)
– mine	O/P	289	57.3	max 70m x 70m	38	57.0	max 100m x 100m
– stockpiles (i)	S/P				17	56.9
– West Angelas (Marra Mamba Ore)
– mine	O/P	178	62.2	25m x 25m	225	61.6	max 200m x 50m
– stockpiles (i)	S/P	0.7	59.7		5	59.3

LEAD		millions		millions
		of tonnes	%Pb	of tonnes	%Pb
Reserves at operating mine
Greens Creek (US)	U/G			7.0	3.98	30m

MOLYBDENUM		millions			millions
		of tonnes	%Mo		of tonnes	%Mo
Reserves at operating mine
Bingham Canyon (US)
– mine	O/P	325	0.047	90m	279	0.047	110m
– stockpiles (i)	S/P	12.1	0.028		25	0.034

See notes on pages 32 to 33

Rio Tinto 2006 Form 20-F	30

Back to Contents

ORE RESERVES (under Industry Guide 7) continued

		Proven ore reserves			Probable ore reserves
	Type of	at end 2006			at end 2006
	mine
	(b)	Tonnage	Grade	Drill hole	Tonnage	Grade	Drill hole
				spacing (c)			spacing (c)

SILVER		millions	grammes		millions	grammes
		of tonnes	per tonne		of tonnes	per tonne
Reserves at operating mines
Bingham Canyon (US)
– mine	O/P	325	2.74	90m	279	2.25	110m
– stockpiles (i)	S/P	12.1	1.75		25	1.66
Grasberg (Indonesia)	O/P + U/G	809	4.23	13m to 40m	2,004	4.13	42m to 100m
Greens Creek (US)	U/G				7.0	494.46	30m

TALC (e)		millions		millions
		of tonnes		of tonnes
Reserves at operating mines
Rio Tinto Minerals – talc (v)
(Europe/North America/Australia)	O/P + U/G	21.6	10m to 60m	7.2	15m to 100m

TITANIUM DIOXIDE		millions		millions
FEEDSTOCK (e)		of tonnes		of tonnes
Reserves at operating mines
QIT (Canada) (w)	O/P	29.2	<60m x 60m	23.5	>60m x 60m
QMM (Madagascar)	D/O	12.0	200m x 100m	0.4	400m x 200m
RBM (South Africa)	D/O	6.3	50m x 50m	18.6	800m x 100m

URANIUM		millions			millions
		of tonnes	%U3 08		of tonnes	%U3 08
Reserves at operating mines
Energy Resources of Australia
(Australia)
– Ranger #3 mine	O/P	4.9	0.24	25m	4.8	0.24	50m
– Ranger #3 stockpiles (i) (x)	S/P	25.9	0.11
Rössing (Namibia)
– mine	O/P	0.8	0.036	20m	16.9	0.038	60m
– stockpiles (i)	S/P	2.3	0.015

ZINC		millions		millions
		of tonnes	%Zn	of tonnes	%Zn
Reserves at operating mine
Greens Creek (US)	U/G			7.0	10.39	30m

See notes on pages 32 to 33

Rio Tinto 2006 Form 20-F	31

Back to Contents

ORE RESERVES (under Industry Guide 7) continued

Notes
(a)	Commodity prices (based on a three year average historical price to 30 June 2006) used to test whether the reported reserve estimates could be economically extracted, include the following benchmark prices:

Ore reserves	Unit	US$

ALUMINIUM
Weipa (Australia)	pound	0.85

COPPER
Bingham Canyon (US)	pound	1.59
Escondida (Chile)*	pound	1.59
Escondida Norte (Chile)*	pound	1.59
Grasberg (Indonesia)*	pound	1.59
Northparkes (Australia)	pound	1.59
Palabora (South Africa)	pound	1.59

GOLD
Bingham Canyon (US)	ounce	446
Cortez / Pipeline (US)*	ounce	446
Grasberg (Indonesia)*	ounce	446
Greens Creek (US)	ounce	446
Northparkes (Australia)	ounce	446

IRON ORE
Australian benchmark (fines)	dmtu**	0.46
Atlantic benchmark (fines)	dmtu**	0.49

LEAD
Greens Creek (US)	pound	0.41

MOLYBDENUM
Bingham Canyon (US)	pound	20.5

SILVER
Bingham Canyon (US)	ounce	7.34
Grasberg (Indonesia)*	ounce	7.34
Greens Creek (US)	ounce	7.34

ZINC
Greens Creek (US)	pound	0.64

* = non managed operations
** = dry metric tonne unit

Prices for all other commodities are determined by individual contract negotiation. The reported reserves for these commodities have been tested to confirm that they could be economically extracted using a combination of existing contract prices until expiry and thereafter three year historical prices.
(b)	Type of mine: O/P = open pit, O/C = open cut, U/G = underground, D/O = dredging operation, S/P = stockpile.
(c)	Drill hole spacings are either average distances, a specified grid distance (a regular pattern of drill holes - the distance between the drill holes along the two axes of the grid will be aligned to test the size, shape and continuity of the mineral deposit; as such there may be different distances between the drill holes along the two axes of a grid) or the maximum drill hole spacing that is sufficient to determine the reserve category for a particular deposit. As the continuity of mineralisation varies from deposit to deposit, the drill hole spacing required to categorise a reserve varies between and within deposit types.
(d)	Reserves of iron ore, bauxite (as alumina) and diamonds are shown as recoverable reserves of saleable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
(e)	Reserves of industrial minerals are expressed in terms of marketable product, i.e. after all mining and processing losses. In the case of borates, the saleable product is B2O3.
(f)	Coal reserves are shown as both recoverable and marketable. The yield factors shown reflect the impact of further processing, where necessary, to provide marketable coal. All reserves at operating mines are assigned, all undeveloped reserves are unassigned. By “assigned” and “unassigned,” we mean the following: assigned reserves means coal which has been committed by the coal company to operating mine shafts, mining equipment, and plant facilities, and all coal which has been leased by the company to others; unassigned reserves represent coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin in the property.
(g)	Coal type: SC = steam/thermal coal; MC = metallurgical/coking coal.
(h)	Analyses of coal from the US were undertaken according to "American Standard Testing Methods" (ASTM) on an "As Received" moisture basis whereas the coals from Australia have been analysed on an "Air Dried" moisture basis according to Australian Standards (AS). MJ/kg = megajoules per kilogramme. 1 MJ/kg = 430.2 Btu/lb.
(i)	Stockpile components of reserves are shown for all operations.
(j)	Rio Tinto Minerals - Boron was previously known as Boron.
(k)	Rio Tinto Energy America was previously known as Kennecott Energy.
(l)	Rio Tinto Energy America has a partnership interest in the Colowyo mine, but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's reserves are included in Rio Tinto's share shown above.

Rio Tinto 2006 Form 20-F	32

Back to Contents

ORE RESERVES (under Industry Guide 7) continued

(m)	The term 'undeveloped reserves' is used here to describe material that is economically viable on the basis of technical and economic studies but for which construction and commissioning have yet to commence.
(n)	The increase in reserves at Escondida and Escondida Norte results from updated models following increased drilling and the application of new economic parameters, which transferred mineralised material to reserves. Oxide material has been transferred to sulphide leach following the start up of new processing facilities.
(o)	Under the terms of a joint venture agreement between Rio Tinto and Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to a direct 40 per cent share in reserves discovered at Grasberg after 31 December 1994 and it is this entitlement that is shown.
(p)	Reserves at Palabora have decreased following detailed remodelling of both grade and block cave models, and the effect of diluting material from the open pit. The conversion of debentures into ordinary shares continued during 2006 with Rio Tinto participating, ending the year with a 57.7 per cent interest.
(q)	The successful completion of feasibility studies and change in economic parameters has increased reserves at Argyle.
(r)	Production depletion and refinement of mine design at Diavik, that reduced dilution, results in the reduced reserve.
(s)	Portions of the Pipeline and Crossroads extension reserves were reclassified as mineralised material following technical and economic review.
(t)	Following the acquisition of a 50 per cent interest in the Hope Downs iron ore project, reserves are presented here for the first time.
(u)	Mt Tom Price reserves have increased following the upgrading of mineralised material and approved mine design extensions into a new area.
(v)	Following a reassessment of economic and design criteria a proportion of reserves were reclassified as mineralised material at several of the talc operations. Rio Tinto Minerals - talc was formerly known as the Luzenac Group.
(w)	The reserve model was updated on receipt of new data, which including depletion, resulted in a reduction of reserves at QIT.
(x)	Improvements in processing and economic parameters enabled lower grade stockpile material to be added to the reserves at Ranger #3.

Rio Tinto 2006 Form 20-F	33

Back to Contents

LOCATION OF GROUP OPERATIONS as at June 2007 (wholly owned unless stated otherwise)

ALUMINIUM
Operating sites
1	Anglesey Aluminium (51%)
2	Bell Bay
3	Boyne Island (59%)
3	Gladstone Power Station (42%)
3	Queensland Alumina (39%)
4	Tiwai Point (79%)
5	Weipa
3	Yarwun (formerly Comalco
Alumina Refinery)
BORATES
Operating sites
6	Boron
7	Coudekerque Plant
8	Tincalayu
9	Wilmington Plant
COAL
Operating sites
10	Antelope
11	Bengalla (30%)
12	Blair Athol (71%)
13	Colowyo (20%)
10	Cordero Rojo
14	Decker (50%)
12	Hail Creek (82%)
15	Hunter Valley Operations (76%)
10	Jacobs Ranch
16	Kestrel (80%)
15	Mt Thorley Operations (61%)
14	Spring Creek
17	Tarong
15	Warkworth (42%)

Projects
12	Clermont (50%)
11	Mt Pleasant (76%)
COPPER AND GOLD
Operating sites
18	Bougainville (not operating) (54%)
19	Cortez/Pipeline (40%)
20	Escondida (30%)
21	Grasberg joint venture (40%)
22	Kennecott Utah Copper
23	Northparkes (80%)
24	Palabora (58%)
25	Rawhide (51%)

Projects
26	La Granja
27	Oyu Tolgoi (10%)
28	Pebble (20%)
29	Resolution (55%)

DIAMONDS
Operating sites
30	Argyle
31	Diavik (60%)
32	Murowa (78%)
IRON ORE
Operating sites
33	Corumbá
34	Hamersley Iron mines:
Brockman
Marandoo
Mt Tom Price
Nammuldi
Paraburdoo
Yandicoogina
Channar (60%)
Eastern Range (54%)
35	HIsmelt ®(60%)
34	Robe River mines: (53%)
West Angelas
Pannawonica
35	Iron Ore Company of
Canada (59%)

Projects
34	Hope Downs (50%)
37	IOC Pellet Plant (59%)
38	Orissa (51%)
39	Simandou (95%)

NICKEL
Projects
40	Eagle

POTASH
Projects
41	Rio Colorado Potash

SALT
Operating sites
42	Dampier (65%)
43	Lake MacLeod (65%)
42	Port Hedland (65%)
TALC
Operating sites
(only major sites are shown)

44	Ludlow
45	Talc de Luzenac
46	Yellowstone
47	Three Springs

TITANIUM DIOXIDE
FEEDSTOCK
Operating sites
48	QIT-Fer et Titane Lac Allard
49	QIT-Fer et Titane Sorel
Plant
50	Richards Bay Minerals (50%)

Projects
51	QIT Madagascar Minerals (80%)

URANIUM
Operating sites
52	ERA (68%)
53	Rössing (69%)

Projects
54	Kintyre
55	Sweetwater

ZINC, LEAD, SILVER
Operating sites
56	Greens Creek (70%)

•	Mines and mining projects

•	Smelters, refineries and processing plants remote from mine

Rio Tinto 2006 Form 20-F	34

Back to Contents

Item 4A.	Unresolved Staff Comments

As far as Rio Tinto is aware there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before 31 December 2006.

Item 5.	Operating and Financial Review and Prospects

This Item contains forward looking statements and attention is drawn to the Cautionary statement on page 6.
This Item includes a discussion of the main factors affecting the Group’s “Profit for the year”, as measured in accordance with International Financial Reporting Standards as adopted by the European Union (‘EU IFRS’). In monitoring its financial performance, the Group also focuses on that part of the Profit for the year attributable to equity shareholders of Rio Tinto, which is referred to as “Net earnings”, and on an additional measure called “Underlying earnings”. The latter measure, which is also based on the amounts attributable to Rio Tinto shareholders, is reported to provide greater understanding of the underlying business performance of Rio Tinto operations. This measure is used by management to track the performance of the Group on a monthly basis. The earnings of the Group’s product groups as reviewed by management exclude amounts that are outside the scope of underlying earnings. Underlying earnings is defined and reconciled with Net earnings in note 2 to the 2006 financial statements.
     Significant movements in the items excluded from Underlying earnings are discussed on pages 40 to 41.
In this report, the sales revenue of the parent companies and their subsidiaries is referred to as ‘Consolidated sales revenue’. Rio Tinto also reports a sales revenue measure that includes its share of jointly controlled entities and associates, which is referred to as ‘Gross sales revenue’. This latter measure is considered informative because a significant part of the Group's business is conducted through operations that are subject to equity accounting.
This Item is comprised of the following:
•	Chairman’s message providing a high level review of the Group
•	Interview with the chief executive providing a high level review of the Group’s operations
•	Group financial performance
•	Operating reviews for each of the principal product groups and global support groups
•	Financial review of the Group
As a result of adopting IAS 32, IAS 39 and IFRS 5 on 1 January 2005, the Group changed its method of accounting for financial instruments and non-current assets held for sale. In line with the relevant transitional provisions, the prior period comparatives have not been re-stated. See Note 1 to the 2006 financial statements for further discussion.

CHAIRMAN’S MESSAGE

We continued to experience strong global demand and high prices across our product groups in 2006 and are pleased to report a third successive year of record earnings. This performance reflects the underlying quality of the Rio Tinto portfolio, which has proved robust across the economic cycle.
     I have warned in previous messages about the risk of complacency that can flow from a period of strong markets and sustained success. We remain alert to this and recognize the long term cyclical nature of our industry. In response we continue to focus on rigorous investment discipline, operational excellence and pursuing all opportunities to enhance the underlying performance of our business.

Results and dividends
The Group’s underlying earnings in 2006 were US$7,338 million, US$2,383 million or 48 per cent above 2005. Net earnings were US$7,438 million, compared with US$5,215 million in 2005. Cash flow from operations increased 36 per cent to [US$10,923]* million.
     The final dividend declared for 2006 of 64 US cents per share brings the total for 2006 to 104 US cents, an increase of 30 per cent. We have a long standing policy of progressive dividend delivery and maintaining it remains a priority. In addition, our strong operational cash flows have enabled us to return US$2.4 billion to shareholders through the buyback of shares and the payment of US$1.5 billion special dividend. We have recently announced, subject to market conditions, our intention to return a further US$3 billion to be completed by the end of 2007, while still retaining the financial flexibility to take up growth opportunities as they arise.
     Our main priority for the use of cash generated continues to be profitable investment in the growth of the business with particular emphasis on our portfolio of economically robust projects. Our capital investment grew from US$2.5 billion in 2005 to US$3.9 billion in 2006. Our pipeline of project opportunities will see this grow to around US$5 billion in 2007.

Rio Tinto 2006 Form 20-F	35

Back to Contents

Strategy
Our strategy remains to focus on large, long life, low cost ore bodies capable of delivering superior returns across the economic cycle. Creating value for shareholders is our primary objective and will remain so. We are fortunate to have a geographical portfolio weighted towards large, mature and growing economies. However, we recognise that pursuit of future value growth will see us operating in a wider range of countries than in the past. Recent projects and investments in Russia, Madagascar, Peru and Mongolia are evidence of this.
     We are also focused on driving productivity and performance improvements across all our primary business processes, thereby adding to the resilience of our portfolios in more challenging markets. We made significant progress towards that objective in 2006.

Sustainable development
Rio Tinto is in a long term, capital intensive business and our investments typically have life spans of 30 years or more and are often in remote locations. Without economic and social stability we cannot deliver economic returns to our host governments, local communities and our shareholders. We therefore remain committed to the principles of sustainable development, which is fully reflected in all aspects of our business. It facilitates access to new opportunities, improves business performance and inspires our own people, who fully share this commitment.
     As we move into new geographical areas, meeting economic, social and environmental challenges simultaneously will be an increasingly critical feature of our business. I am pleased that our way of doing business has received positive recognition and support from our various stakeholders in these environments.

New chief executive
We have announced that Tom Albanese will succeed Leigh Clifford as chief executive on 1 May 2007. Leigh has made an outstanding contribution to Rio Tinto for almost 37 years. His seven years as chief executive have seen significant growth in the profitability and value of the business and major enhancements in our operational performance. We thank him for all he has done for Rio Tinto and wish him well for the future.
     Tom brings a broad based experience of the mining industry developed in a sequence of challenging roles in Rio Tinto. He has been a key player in a number of important initiatives over recent years and in shaping our strategic direction. We have plans in place for a smooth handover from Leigh to Tom and the board is confident that, under his leadership, Rio Tinto will continue to deliver profitable growth and increased value for shareholders.

Board developments
Michael Fitzpatrick joined the board in June 2006 after a successful period in investment fund management. He brings a long experience of entrepreneurial activity to the board and is a valuable addition to our Australian representation. We are fortunate to have an experienced and diverse board which provides strong support and constructive challenge to our executive team.

Forward outlook
The global economy remains resilient in the face of a range of political and economic risks. We expect a continuation of positive economic growth in 2007 in most of the major economies. China’s strong, growing demand for metals and minerals, which has been a key driver of market strength, seems set to continue.
     On the supply side, a number of constraints, ranging from shortages of key consumables, like truck tyres and explosives, to the tight supply of skilled technical managers and tradesmen, have limited the growth of new production capacity. Stocks of most products have remained low, resulting in tight markets. This has reinforced the strength of the current cycle and we expect prices in 2007 to continue at levels significantly above the long term trend.

Our people
Despite the benefit of strong markets, 2006 was very challenging in operational terms. We have faced daily pressures in meeting the requirements of our customers and developing new projects within tight timetables and budgets. Our record results would not have been possible without the commitment, dedication and hard work of our global workforce. Once again, on behalf of the board and you, our shareholders, I thank them for all they have achieved in an excellent year for Rio Tinto.

Paul Skinner Chairman
23 February 2007

*	Adjusted following a reclassification post publication in the 2006 Annual report and financial statements.

Rio Tinto 2006 Form 20-F	36

Back to Contents

INTERVIEW WITH THE CHIEF EXECUTIVE

How would you describe the past year?
Underlying earnings in 2006 were a record US$7.3 billion. Not only were prices for metals and minerals higher, but we were able to make the most of the situation with increased production at many of our operations – maximising delivery into strong markets. With our strong balance sheet we are in a position to invest heavily in growth and to return capital to shareholders. Through our business improvement programme, Improving performance together (IPT), we are seeing a significant change in the way business units cooperate and share best practice. IPT resulted in substantial additional cash flow in 2006 and should deliver very large value enhancements in the future. Health, safety and environment indicators generally showed steady improvement, but unfortunately the year was marred by three fatalities at Rio Tinto managed operations.

Why are markets this good?
Economic growth and development around the world, particularly in China and India, mean an increased need for minerals. The mining industry is struggling to keep pace with demand. There is normally a quicker supply response when demand rises. However, because of previous under investment in exploration, the next generation of large world class deposits is only now being identified and evaluated. These deposits are often in remote locations, present new technical challenges and will take some years to come into production. The delivery times for major items of equipment have also significantly increased. While we believe a new higher base level of prices has developed for most commodities, this is mirrored by higher operating and development costs.

Rio Tinto’s volume growth has typically been six to seven per cent a year – where to now?
We concentrate on what we do best, which is mining – the first stage of the supply chain. Rio Tinto operates or shares in some of the largest deposits in the world. That is partly why we are enjoying financial success at a time of strong prices, although all our product groups generate strong cash flow at all points of the cycle. Large long life deposits also give us the opportunity to increase production in line with demand, a great advantage in the current environment. Ours is a simple strategy and it works. While most of our existing assets are in OECD countries, we are responding to new opportunities in the developing world – Peru, Guinea and Indonesia to name a few – and in countries that are only now opening up to mining investment, like Madagascar, Russia and Mongolia.
     We are always alert to merger and acquisition opportunities, but growth is often ab out choosing between buying and building. When you build a new project you should know what you’re getting if you execute the project well, but when you buy you may find not all the assets are jewels. The key is to make value creating decisions – not just increase volume. We are willing to make the big bets, as we have in iron ore and copper, but the key factor in the execution of our strategy is discipline: discipline in analysis and discipline in execution.

How are you responding to cost pressures?
We work very hard to manage costs related to operational inputs, supplies, wages, energy and higher material costs through the excellent work of our global procurement team and our strong supplier relationships. However, the prices of many key inputs, including labour, have risen sharply in recent times. Of course our exploration and project evaluation costs feeding our development pipeline are in the nature of investments in the future.

Can you say a little more on the Improving performance together initiative?
We need to permanently change the way we run our individual operations, replicating best performance across everything we do –project analysis, project development, mine planning, mining, processing and marketing. We are a global Group and we need to work across functions and international borders to solve problems together instead of businesses going it alone. By creating a standard operating model with common systems, standards and metrics we will ensure that we capture the best ways of operating and reproducing these across the Group. The substantial additional cash flow we achieved in 2006 is the start to adding considerable value to the Group over time.

You spent about US$4 billion in new capital in 2006. How are the major projects going?
Overall, our new projects are coming along well. Our iron ore expansion projects in Western Australia remain our biggest current capital investment. The challenge of operating and expanding ten mines, three ports and more than 1,600km of rail line in the Pilbara at a time of buoyant market conditions should not be underestimated. With total expenditure of US$3 billion, by the end of 2007 our port and rail infrastructure will be capable of handling up to 195 million tonnes of iron ore annually. The recently announced expansion of Cape Lambert port, at a cost of US$860 million, will further expand capacity to 220 million tonnes. The Yandicoogina mine will expand to 52 million tonnes a year in the same period and the Hope Downs project will start production in 2008 with output of 22 million tonnes, rising to 30 million tonnes in stage two. From negotiation of the agreement on Hope Downs to first deliveries will be only three years.
     Our ilmenite project in Madagascar is on schedule, and construction of basic infrastructure by local contractors is under way. The port contract has been awarded, enabling us to finalise a definitive cost estimate of US$850 million for the total project including the building of additional processing capacity in Canada. First production is scheduled for 2008, when we believe there will be growing demand for the high quality ilmenite that Madagascar will produce for 40 years.

Rio Tinto 2006 Form 20-F	37

Back to Contents

     Development continues at the Argyle Diamond mine in Western Australia, Diavik in Canada and Cortez in Nevada, as does the extension of the life of the Rössing Uranium mine in Namibia. Earlier this year we announced the development of the Clermont thermal coal mine in Queensland, and we completed significant investment to expand capacity at the Weipa bauxite mine in Queensland.

What about new opportunities?
We have acquired interests in three promising copper projects: La Granja in Peru, the Pebble project in Alaska and Oyu Tolgoi (Turquoise Hill) in Mongolia which, together with Resolution Copper in the US, give us an interest in four world class undeveloped copper mineral deposits. The investment in Mongolia represents a phased, risk managed entry into a potentially outstanding resource. La Granja has been given the go ahead for a US$95 million pre-feasibility study.
     We are encouraged by the exploration potential on ERA leases in Australia and the expansion possibilities at Rössing Uranium in Namibia. These, together with the potential of Kintyre in Western Australia and Sweetwater in Wyoming, US, mean we are well placed to extend uranium reserves in the near future.
     In addition we have an extensive global exploration programme, spending a total of US$345 million in 2006, and we continue to evaluate numerous development opportunities, often with others.

Much is being made of a skills shortage. What is your view?
Technical skills in mining, metallurgy and geological sciences are in short supply and there is strong competition for recent graduates, experienced engineers and artisans as well as supervisors. However, I believe we are better placed than most. Global graduate recruitment is a high priority and we are doing well in attracting good quality people. We are seen as an organisation that can provide exciting international experience, good training and lots of opportunity. We are also being more creative in retaining the skills and experience of staff in the later stages of their career. All that said , I think the mining industry as a whole needs to sell itself as an attractive employer more effectively. We need to consider changes to career structures to retain staff by offering greater flexibility and to identify “adventurous” people at the recruitment stage.

Any reflections on your handover to Tom Albanese?
I am fortunate to have worked for Rio Tinto for almost 37 years. It has given me a diverse and interesting career during which I have met and worked with many different people who form this great team that is Rio Tinto. In Tom Albanese we have a very able, experienced and committed individual to continue Rio Tinto’s success. I would like to take this opportunity of wishing him well, and to thank all my colleagues around the world for the strong support they have given me in the many roles over my career.

Leigh Clifford Chief executive
23 February 2007

Rio Tinto 2006 Form 20-F	38

Back to Contents

GROUP FINANCIAL PERFORMANCE

Underlying earnings is the key financial performance indicator which management use internally to assess performance. It is presented here as an additional measure of earnings to provide greater understanding of the underlying business performance of the Group’s operations. The categories of items excluded from net earnings to arrive at underlying earnings are explained in note 2 to the 2006 financial statements together with information on a minor change in the definition of underlying earnings.
     Both net earnings and underlying earnings deal with amounts attributable to equity shareholders of Rio Tinto. However, EU IFRS requires that the profit for the period reported in the income statement should also include earnings attributable to outside shareholders in subsidiaries. The profit for the period is reconciled to net earnings and to underlying earnings as follows:

	2006	2005	2004
	US$m	US$m	US$m

Profit for the year	7,867	5,498	3,244
Less: attributable to outside equity shareholders	(429)	(283)	53

Attributable to equity shareholders of Rio Tinto (net earnings)	7,438	5,215	3,297
Less: exclusions from underlying earnings	(100)	(260)	(1,025)

Underlying earnings attributable to shareholders of Rio Tinto	7,338	4,955	2,272

Amounts attributable to outside equity shareholders increased in 2006 largely because of improved results at Palabora and the reversal of impairment at IOC. Amounts attributable to outside equity shareholders increased in 2005 because of improved results at Robe River, IOC, Coal & Allied, Rio Tinto Iron & Titanium and Palabora. In addition, in 2004 outside equity shareholders’ interests included a US$129 million charge for impairments.
     Earnings contributions from Group businesses and business segments are based on underlying earnings. Amounts excluded from net earnings in arriving at underlying earnings are summarised in the following table and discussed further below.

	2006	2005	2004
	US$m	US$m	US$m

Profit less losses on disposal of interests in businesses	3	311	1,175
Impairment reversals less charges	44	4	(321)
Adjustment to environmental remediation provision	37	84	—
Exchange gains/(losses) on external net debt and intragroup balances (including those relating to equity accounted units)	(14)	(99)	159
Gains/(losses) on currency and interest rate derivatives not qualifying for hedge
accounting (including those relating to equity accounted units)	30	(40)	12

Total excluded in arriving at underlying earnings	100	260	1,025

Changes in underlying earnings 2004 - 2006	US$m

2004 Underlying earnings	2,272
Effect of changes in:
Prices	2,374
Exchange rates	(123)
General inflation	(141)
Volumes	1,140
Costs	(598)
Tax and other	31

2005 Underlying earnings	4,955
Effect of changes in:
Prices	3,068
Exchange rates	(35)
General inflation	(174)
Volumes	(135)
Costs	(741)
Tax and other	400

2006 Underlying earnings	7,338

2006 compared with 2005
Net earnings of US$7,438 million in 2006 were US$2,223 million above 2005, an increase of 43 per cent. Underlying earnings of US$7,338 million were US$2,383 million above 2005, an increase of 48 per cent. Underlying earnings per share, which increased by 52 per cent, also reflected the lower number of shares resulting from the share buyback programme. The principal factors explaining the changes in underlying earnings are shown in the table above.

Rio Tinto 2006 Form 20-F	39

Back to Contents

Changes in underlying earnings
The effect of price movements on all major commodities was to increase underlying earnings by US$3,068 million. Prices for the major products remained strong throughout the year and were considerably higher than those experienced in 2005: average copper prices were 84 per cent higher whilst average aluminium prices were 35 per cent higher. The strength of the global iron ore market was reflected in the 19 per cent increase in the benchmark price, mainly effective from 1 April 2006. The seaborne thermal coal market was also strong, although it weakened in the second half.
     Molybdenum prices averaged US$25/lb throughout 2006, a decline of 20 per cent compared with the prior year.
     The net effect of changes in average levels of exchange rates against the US dollar for those currencies influencing the Group’s costs was to reduce underlying earnings relative to 2005 by US$35 million.
     Lower sales volumes decreased underlying earnings by US$135 million compared with 2005. As anticipated, significantly reduced volumes from lower grades at Grasberg impacted earnings by US$355 million year on year. This more than offset higher volumes at other operations. The ramp up of new projects in iron ore (including the Yandicoogina and brownfields expansions), higher copper in concentrate volumes from improved grades and throughput at Northparkes, higher ore grades and the commencement of sulphide leach production at Escondida, along with higher molybdenum and gold production at Kennecott Utah Copper (KUC), were the main contributors. Record volumes of thermal coal sales at Rio Tinto Energy America and alumina at Yarwun (formerly Comalco Alumina Refinery), also contributed to higher volumes. Lower sales volumes were recorded at Argyle with a build up of diamond inventories due to softer market conditions, at Kennecott Minerals from lower grades at Cortez, and at Hail Creek from lower coking coal volumes in response to lower customer demand.
     Excluding the effects of general inflation, higher costs reduced underlying earnings by US$741 million, of which US$77 million was the result of higher energy costs. Ongoing acute shortages in the mining industry, in particular in the Pilbara, have continued to put pressure on costs. Costs at KUC were affected by an extended, scheduled smelter maintenance shutdown whilst Escondida experienced higher wages, following the strike in August. Significant shipping congestion at the port of Newcastle affected coal sales in the second half of the year with a resulting impact on costs at Rio Tinto Coal Australia, through higher demurrage and a higher unit cost of sale.
     The effective tax rate on underlying earnings, excluding equity accounted units, was 24.2 per cent compared with 29.2 per cent in 2005, following the recognition of US$335 million of US Alternative Minimum Tax (AMT) credits now expected to be utilised in future years. This reflected improved projections of long term taxable earnings from our US operations. Additionally, the high levels of profit generated by the Group’s US operations in 2006 resulted in the realisation of US$140 million of previously unrecognised deferred tax assets in the year. Deferred tax provisions decreased by US$46 million as a result of a reduction in Canadian tax rates. These favourable tax variances are included within the favourable variance of US$400 million for ‘Tax and other items’.

Exclusions in arriving at underlying earnings
In 2006 a US$3 million gain was realised from disposals of interests in non core businesses, compared with gains from disposals of US$311 million in 2005. In 2005, the gains related mainly to the sale of Rio Tinto’s interests in the Labrador Iron Ore Royalty Income Fund and in Lihir Gold.
     Net earnings in 2006 included net impairment reversals totalling US$44 million. Impairments were reversed at KUC and IOC which more than offset impairment charges at Argyle and Tarong Coal. The valuation of the Argyle underground project is being kept under review, given the continuing pressure on mine development costs resulting from acute shortages in the mining industry and more challenging mining conditions than expected. In addition, net earnings in 2006 include a reduction of US$37 million (2005: US$84 million) in an environmental remediation provision at KUC, reversing an exceptional charge taken up in 2002 (which was excluded from adjusted earnings in that year).
     Exchange gains and losses on external net debt and intragroup balances that are recorded in the US dollar income statement, together with gains and losses on currency and interest rate derivative contracts that do not qualify as hedges under EU IFRS, are excluded from underlying earnings. In 2006, these items represented a gain of US$16 million (2005: a loss of US$139 million).
     The effective tax rate on net earnings, excluding equity accounted units was 26.8 per cent compared with 27.8 per cent in 2005. There were significant untaxed gains in 2005 which lowered the effective tax rate and the tax benefits referred to above reduced the tax rate for 2006.

2005 financial results compared with 2004
Net earnings of US$5,215 million in 2005 were US$1,918 million above 2004, an increase of 58 per cent. Underlying earnings of US$4,955 million were US$2,683 million above 2004, an increase of 118 per cent. The increase of 120 per cent in underlying earnings per share also reflected the lower number of shares resulting from the share buyback programme. The principal factors explaining the changes in underlying earnings are shown in the table above.

Changes in underlying earnings
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

Rio Tinto 2006 Form 20-F	40

Back to Contents

     Molybdenum prices, which had generally been below US$5 per pound over the previous ten years, averaged over US$30 per pound during 2005, although they did soften towards the end of that year.
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
     Over 40 per cent of the underlying earnings increase year on year came from higher sales volumes, resulting in a favourable variance of US$1,140 million compared with 2004. The West Angelas and Yandicoogina mine expansions (to 36 million tonnes per annum) were completed in 2005 whilst strong operational performance led to major production gains at many operations including IOC and Argyle. The improvement over 2004 also reflected the following adverse influences on that earlier year: the Grasberg slippage, the ten week strike at IOC and the effects of Cyclone Monty at Hamersley Iron and Robe River. To take advantage of the strong market for molybdenum, the mine sequencing at KUC was optimised to maximise molybdenum production. This, together with modifications to the molybdenum circuit at the concentrator, boosted production volumes by 130 per cent.
     Excluding the effects of inflation, higher costs reduced earnings by US$598 million. Of this, US$130 million was due to higher energy costs and US$46 million was attributable to increased exploration expenditure from brownfield exploration and further evaluation work. More generally, costs were influenced by the strong price environment being enjoyed by the mining industry. This led to rising mining input costs caused by supply constraints for skilled labour, steel, tyres, explosives, freight and other mining related goods and services. Costs at KUC were affected by a scheduled 17 day smelter maintenance shutdown in the first half of 2005 whilst continued port congestion at Dalrymple Bay, Queensland, fed through to higher demurrage charges.
     Higher non cash costs reflected increased depreciation at KUC following the changes in the mine plan at the end of 2004. Increases in closure cost provisions resulted in higher depreciation charges on the amounts capitalised. One-off costs included restructuring costs of US$30 million relating to the formation of the Rio Tinto Minerals organisation.
     The effective tax rate on underlying earnings, excluding equity accounted units, was 29.2 per cent compared with 27.1 per cent in 2004 because of higher rates on increased profits in Canada and Indonesia and higher withholding taxes.
     In total “Tax and other items” improved by US$31 million. Within that total, the net after tax interest expense of US$44 million was US$25 million lower than in 2004 due to lower levels of net debt. Also within “Tax and other items”, 2004 underlying earnings included contributions totalling US$88 million from the operations of businesses that were sold during that year. Earnings in 2005 benefited from an improvement in the net impact of insurance items, including lower claims on the captive insurers due to the absence of cyclone related damages experienced in 2004.

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
     The effective tax rate on net earnings, excluding equity accounted units was 27.8 per cent compared with 18.5 per cent in 2004. There were very significant untaxed gains in 2004 which lowered the effective tax rate. There was a smaller amount of untaxed gains in 2005 which, together with the adverse 2005 tax effects referred to above, resulted in a higher effective tax rate.

Rio Tinto 2006 Form 20-F	41

Back to Contents

Group financial results by product group
The table below summarises the Group’s underlying earnings by product group for each of the three years to 2006.

	2006	2005	2004
	US$m	US$m	US$m

Iron Ore	2,279	1,722	565
Energy	711	733	431
Industrial Minerals	243	187	243
Aluminium	746	392	331
Copper	3,562	2,020	860
Diamonds	205	281	188
Other operations	33	40	25
Exploration and evaluation	(163)	(174)	(128)
Other items	(261)	(202)	(174)
Net interest	(17)	(44)	(69)

Group underlying earnings	7,338	4,955	2,272
Exclusions from underlying earnings	100	260	1,025

Net earnings	7,438	5,215	3,297

Trend information
The demand for the Group’s products is closely aligned with changes in global GDP. Changes in the GDP of developing countries are expected to have greater impact on materials such as iron ore and coal that can be used to improve infrastructure whereas changes in the GDP of developed countries are expected to have greater impact on industrial minerals that have many applications in consumer products. Copper is used in a wide range of applications from infrastructure to consumer electronics and demand for it has tended to grow in line with or slightly faster than global GDP. Trends in production of the Group’s minerals and metals, gross sales revenue and underlying earnings are set out in this Operating and financial review.

Rio Tinto 2006 Form 20-F	42

Back to Contents

IRON ORE GROUP

Production	Rio Tinto share
million tonnes

2002	91.0
2003	102.6
2004	107.8
2005	124.5
2006	132.8

Underlying earnings contribution*	US$m

2004	565
2005	1,722
2006	2,279

Changes in underlying earnings 2004 - 2006	US$m

2004 Underlying earnings	565
Effect of changes in:
Prices and exchange rates	968
General inflation	(18)
Volumes	270
Costs	(51)
Tax and other	(12)

2005 Underlying earnings	1,722
Effect of changes in:
Prices and exchange rates	616
General inflation	(25)
Volumes	156
Costs	(220)
Tax and other	30

2006 Underlying earnings	2,279

*	A reconciliation of the net earnings with underlying earnings for 2004, 2005 and 2006 as determined under EU IFRS is set out on page 39

Rio Tinto’s Iron Ore group (RTIO) comprises iron ore operations in Australia, Canada and Brazil and development projects in Guinea (west Africa) and India. The portfolio also includes a HIsmelt ® plant in Australia, which is a revolutionary process that converts iron ore fines into high quality pig iron.
     At 31 December 2006, the iron ore group accounted for 32 per cent of Rio Tinto’s operating assets, and in 2006 contributed 27 per cent of the Group’s gross sales revenue and 31 per cent of underlying earnings.
     RTIO employs 4,800 people in Western Australia and approximately 7,000 worldwide. RTIO recruited strongly during the year and in a highly contested recruitment market in Western Australia hired 1,400 new starters, in addition to making a large number of internal transfers, secondments and promotions.
     Work progressed on a number of safety and environmental initiatives, and particularly focused on the issues surrounding contractor management and the operation of heavy mobile equipment.
     Final steps were taken for the next stage of the group’s expansion, with infrastructure now in place or approved to handle up to 220 million tonnes of iron ore exports annually. The growth strategy has seen approximately US$5 billion committed to port, rail, power and mine assets since 2003, resulting in a world class, integrated iron ore network able to capitalise on continued strong demand internationally.
     In April 2006, RTIO’s 50:50 joint venture with Hancock Prospecting for the development of the Hope Downs project was ratified following State Government approval. Construction of the US$980 million, 22 million tonnes per annum stage one Hope Downs mine has started, with production expected to commence in early 2008.
     Sam Walsh, chief executive Iron Ore, is based in Perth, Western Australia.

Financial performance

2006 compared with 2005
RTIO’s contribution to 2006 underlying earnings was US$2,279 million, US$557 million higher than in 2005.
      Demand for iron ore remained extremely strong across the product range throughout 2006, driven by the continuing strong growth in global steel demand and production. Total Chinese iron ore imports rose from 275 million tonnes to 326 million tonnes. Hamersley Iron, Robe River, Iron Ore Company of Canada and Corumbá in Brazil all operated at record or near record levels of production in 2006.
     For the contract year commencing April 2006, RTIO reached agreement with customers on price increases of 19 per cent for all products following on from the previous agreement of a 71.5 per cent increase. In December 2006, prices for the 2007 contract year were agreed with Baosteel of China, for a 9.5 per cent increase to the benchmark price. Similar price increase agreements were subsequently reached with other steelmakers.

Rio Tinto 2006 Form 20-F	43

Back to Contents

2005 compared with 2004
RTIO’s contribution to 2005 underlying earnings was US$1,722 million, US$1,157 million higher than in 2004. Demand for iron ore continued to be extremely strong across the product range throughout 2005, driven by continued strong growth in global steel production and improvements in steel demand. Chinese iron ore imports rose 30 per cent year on year, and Hamersley Iron, Robe River, IOC and Corumbá all achieved record production in 2005.

Operations
Hamersley Iron (Rio Tinto: 100 per cent)
Hamersley Iron operates eight mines in Western Australia, including two mines in joint ventures, 630 kilometres of dedicated railway, and port and infrastructure facilities located at Dampier. These assets are run as a single operation managed and maintained by Pilbara Iron.
     The first phase of major expansions to the Pilbara infrastructure (including expanding Dampier port to 116 million tonnes per annum and Yandicoogina mine to 36 million tonnes per annum, and brownfields mine expansion) is now fully operational and the second phase is well under way and tracking on schedule and on budget.
     The Marandoo mine was expanded and the new Nammuldi mine was completed in the second quarter of the year.
     Hamersley Iron’s Yandicoogina mine is being expanded from 36 million tonnes per annum to 52 million tonnes and the scheduled completion has been accelerated to the end of the third quarter in 2007. Work also continued on pre-development studies for new mines.

2006 operating performance
Hamersley Iron’s total production in 2006 was 97.2 million tonnes, 7.6 million tonnes more than the 89.6 million tonnes in 2005, notwithstanding the volume of expansion work under way across the business. Rio Tinto’s share of this production was 93.3 million tonnes.
     Flooding caused by a succession of five cyclones early in the year hindered operations significantly. Production increases through the year sought to recover from the early setbacks and meet increased capacity targets.
     Shipments by Hamersley Iron totalled 98.1 million tonnes, including sales through joint ventures. Hamersley Iron’s shipments to China also reached a new record level at 52.9 million tonnes, securing China’s place as the single largest destination for Hamersley’s iron ore.
     Production from all mines was stretched to achieve these levels, placing cost and other operating stresses on the Hamersley Iron system. Ongoing labour shortages in a competitive market and materials pressures such as tyre shortages also provided significant challenges to meeting production targets.

Hamersley’s total shipments of iron ore to major markets in 2006	Million tonnes

China	52.9
Japan	27.4
Other Asia	15.8
Europe	2.0

Total	98.1

Note
This table includes 100 per cent of all shipments through joint ventures.

Robe River Iron Associates (Rio Tinto: 53 per cent)
Robe River Iron Associates (Robe) is an unincorporated joint venture in which Mitsui (33 per cent), Nippon Steel (10.5 per cent) and Sumitomo Metal Industries (3.5 per cent) also have interests. Robe River is the world’s fourth largest seaborne trader in iron ore.
     Robe River operates two open pit mining operations in Western Australia. Mesa J is located in the Robe Valley, north of the town of Pannawonica. The mine produces Robe River fines and lump, which are pisolitic iron ore products. The West Angelas mine, opened in 2002, is located approximately 100 kilometres west of the town of Newman. The mine produces West Angelas fines and lump, which are Marra Mamba iron ore products. Preparations are under way for these products to contribute to the Pilbara Blend from the third quarter 2007, when RTIO’s product range will be simplified from nine products to five.
     Expansion of mine, rail and port operations has continued. As a result of the 2005 expansion of the West Angelas mine, which took production capacity to 25 million tonnes per annum, Robe River’s overall production capacity increased to a nominal 57 million tonnes per year.
     The expansion of the dedicated rail system, operated by Pilbara Iron, was completed during the year, ahead of schedule. Completion of the northern section of the Pilbara Iron main line meant that almost 100 kilometres of track and associated interconnection and infrastructure such as signalling and communications is now duplicated. This provides

Rio Tinto 2006 Form 20-F	44

Back to Contents

significantly greater flexibility, and hence improvements to capacity, in delivering ore to Robe River’s deepwater port facilities at Cape Lambert.
     The expansion of the Cape Lambert port facility from 55 million tonnes to a rated capacity of 80 million tonnes per annum was recently approved. This is a significant project, comprising a number of major initiatives, including a new product reclaimer and an extended wharf.
     Robe River primarily exports under medium and long term supply contracts with major integrated steel mill customers in Japan, China, Europe, South Korea and Taiwan.

2006 operating performance
Cyclones slowed production early in the year at Robe River’s Pannawonica and West Angelas mines and hindered operations well into the second quarter. Robe River’s total production in 2006 was 52.9 million tonnes, comprising 29.3 million tonnes from Mesa J, and 23.7 million tonnes from West Angelas. Sales were 29.1 million tonnes of Mesa J and 23.3 million tonnes of West Angelas products.
     Sales growth, based on increased production from West Angelas, was again fuelled by the growth in the Chinese market, where Robe River achieved record total sales of 18.5 million tonnes. However, Japan remains Robe River’s largest single market, with total shipments in 2006 of 24.7 million tonnes.
     A new mining strategy at West Angelas has resulted in an improved product, with less grade variation. This improved performance is expected to continue through the transition to the Pilbara Blend.

Robe’s total shipments of iron ore to major markets in 2006	Million tonnes

Japan	24.7
China	18.5
Europe	6.1
Other Asia	2.7

Total	52.0

Iron Ore Company of Canada (Rio Tinto: 58.7 per cent)
RTIO operates Iron Ore Company of Canada (IOC) on behalf of shareholders Mitsubishi (26.2 per cent) and the Labrador Iron Ore Royalty Income Fund (15.1 per cent). IOC is Canada’s largest iron ore pellet producer. It operates an open pit mine, concentrator and pellet plant at Labrador City, Newfoundland and Labrador, together with a 418 kilometre railway to its port facilities in Sept-Îles, Quebec. IOC has large quantities of ore reserves with low levels of contaminants.
     Products are transported on IOC’s railway to Sept-Îles. The port is open all year, handles ore carriers of up to 255,000 tonnes and provides competitive access to all seaborne pellet markets and to the North American Great Lakes region. IOC exports its concentrate and pellet products to major North American, European and Asian steel makers.
     IOC employs approximately 1,900 people and recruited 250 people during the year to offset an increase in retirements and to meet greater production needs.

2006 operating performance
While concentrate prices continued to rise, showing a 17.3 per cent increase, the pellet premium retreated from the record high of the previous year, resulting in pellet prices softening by 3.5 per cent. Pellets account for 80 per cent of IOC’s production.
     Total saleable production was 16.1 million tonnes (compared with 15.6 million tonnes in 2005) following a strong recovery from weather related production losses in the first quarter. The total was made up of 12.7 million tonnes of pellet production (13.3 million tonnes in 2005) and 3.4 million tonnes of saleable concentrate production (2.3 million tonnes in 2005).
     Higher oil prices and efforts to recover first quarter production losses put pressure on unit costs. A project to increase annual concentrate production to 17.5 million tonnes was largely completed by the year end, and plans for further expansion are currently under consideration. IOC commenced negotiation of a new collective agreement in the fourth quarter of 2006, and following a five-week labour dispute, a new five-year collective agreement was concluded in the second quarter of 2007.

IOC’s total shipments of iron ore to major markets in 2006	Million tonnes

Europe	5.7
Asia Pacific	5.4
North America	4.8

Total	15.9

Rio Tinto 2006 Form 20-F	45

Back to Contents

Mineração Corumbaense Reunida (Corumbá) (Rio Tinto: 100 per cent)
Corumbá produced a record two million tonnes of lump iron ore in 2006 and sold 1.8 million tonnes, which was barged along the Paraguay River for export to South American and European customers. The feasibility of expanding production at the mine in stages to 15 million tonnes per annum is under study. Logistic options are being considered for expanded export sales and for supplies to a proposed steel making project at Corumbá, which is being promoted by Rio Tinto. Corumbá has over 200 million tonnes of reserves and over 400 million tonnes of additional mineralised material. There are approximately 500 employees.

HIsmelt® (Rio Tinto: 60 per cent)
The HIsmelt® iron making project at Kwinana in Western Australia is a joint venture between Rio Tinto (60 per cent interest through its subsidiary, HIsmelt® Corporation), US steelmaker Nucor Corporation (25 per cent), Mitsubishi Corporation (10 per cent), and Chinese steelmaker Shougang Corporation (five per cent). The project has so far received support of A$80 million from the Australian federal government.
     The HIsmelt® process is a direct iron smelting technology developed largely by Rio Tinto that converts iron ore fines into high quality pig iron (96 per cent iron content) without the use of coke ovens and sinter plants. Notably, the technology allows efficient processing of ore fines with higher levels of impurities.
     In 2006 the Hlsmelt® plant moved into the first year of a three-year ramp up to its full production rate of 800,000 tonnes per annum. Since start up, the facility has produced 98,000 tonnes of pig iron and has made three shipments of product.
     HIsmelt® has approximately 130 employees.
     In 2006 the HIsmelt® facility hosted visits from senior representatives of the Chinese government, as well as a significant number of international steel companies. HIsmelt® Corporation continues to promote the technology globally and expects interest to increase as the ramp up phase progresses. In November, Australian state and federal ministers attended a special ceremony at Kwinana to recognise the opening of the world’s first commercial HIsmelt® plant.

Projects
Orissa, India (Rio Tinto: 51 per cent)
Orissa is one of the key iron ore regions of the world. RTIO has a joint venture interest in Rio Tinto Orissa Mining with the state owned Orissa Mining Corporation. The joint venture holds rights to iron ore leases in Orissa, which it is seeking to develop. Rio Tinto is keen to participate in the development of the Indian iron ore sector through its joint venture. A project team has been established and is working to expedite the development of operations in India.
     India’s economy is expected to maintain its present growth, so providing support for an expanding domestic steel industry, and discussions have continued with major domestic steel companies.

Simandou, Guinea (Rio Tinto: 95 per cent)
The Simandou project in eastern Guinea, west Africa, is a Rio Tinto greenfields discovery with potentially significant quantities of high grade iron ore. Simandou moved from Rio Tinto Exploration to full project status as part of RTIO in October 2004. A prefeasibility study is assessing the mining and transport options needed to bring Simandou into production as quickly as possible. The International Finance Corporation (the private sector arm of the World Bank Group) took a five per cent stake in the project in August 2006 and is working with Rio Tinto to develop the project in an environmentally and socially sustainable way. To date Rio Tinto has spent more than US$50 million on the project.

Rio Tinto 2006 Form 20-F	46

Back to Contents

ENERGY GROUP
Mined	Rio Tinto share
Coal	million tonnes

2002	149.1
2003	148.8
2004	157.4
2005	153.6
2006	162.3

Underlying earnings contribution*	US$m

2004	431
2005	733
2006	711

Changes in underlying earnings 2004 - 2006	US$m

2004 Underlying earnings	431
Effect of changes in:
Prices and exchange rates	483
General inflation	(41)
Volumes	8
Costs	(140)
Tax and other	(8)

2005 Underlying earnings	733
Effect of changes in:
Prices and exchange rates	199
General inflation	(50)
Volumes	(13)
Costs	(209)
Tax and other	51

2006 Underlying earnings	711

*	A reconciliation of the net earnings with underlying earnings for 2004, 2005 and 2006 as determined under EU IFRS is set out on page 39

The Energy group comprises thermal coal and coking coal operations and uranium. Coal interests are located in Australia and the US. They supply internationally traded and US and Australian domestic markets. The energy portfolio also includes Rössing Uranium in Namibia and Energy Resources of Australia which supply uranium oxide for electricity generation globally.
      The group has consolidated its asset holdings, branding and product stewardship with the creation of Rio Tinto Coal Australia, Rio Tinto Energy America and Rio Tinto Uranium. An overarching group strategy was needed to harness and focus resources to deliver a world class performance in operations, sustainable development and value creation.
     In 2006 the Energy group undertook a review of its strategy and asset portfolio. The review highlighted the importance of the Japanese and US markets to the business and the role of China in providing depth in demand whilst increasing the potential volatility. The strategy is focused on becoming the world’s leader in mineable energy.
     A key part of the strategy is to ensure that the group is a leading advocate of, and investor in, the sustainable future uses of coal and uranium. In 2006 the group dedicated resources and investment funds to the FutureGen project in the US, COAL21 in Australia and the International Energy Agency Clean Coal Centre.
     In uranium, both ERA’s Ranger mine in Australia and the Rössing Uranium mine in Namibia represent low cost brownfield expansion opportunities. Rio Tinto also holds other attractive undeveloped uranium deposits, including Kintyre in Western Australia, and we are currently assessing the viability of restarting the Sweetwater uranium mill and adjacent uranium mine in Wyoming, US.
     At 31 December 2006, the Energy group accounted for 13 per cent of Group operating assets and, in 2006, contributed 17 per cent of Rio Tinto’s gross sales revenue and ten per cent of underlying earnings.
     Preston Chiaro, chief executive Energy, is based in London.

Financial performance
2006 compared with 2005
The Energy group’s 2006 contribution to underlying earnings was US$711 million, US$22 million lower than in 2005.
     Results benefited from a sustained increase in the price received for thermal coal during 2006. Problems in the coal supply chain in the Hunter Valley region of New South Wales impeded production from Coal & Allied operations. Drought in parts of Queensland and New South Wales has begun to affect production levels. Operations focused on producing high margin products and optimising the coal supply chain. Increases in the cost of basic materials, fuel,

Rio Tinto 2006 Form 20-F	47

Back to Contents

explosives and labour were not fully offset by production growth, resulting in a rise in the cost per unit of production across all operations.
     Our uranium businesses continue to provide options and opportunities in the reinvigorated international uranium market. The focus of the uranium operations is to seek additional production volumes and long term expansions to sell into the current favourable price environment. Spot prices for uranium oxide strengthened considerably during the period, increasing from US$36.38 at the beginning of the year to close at US$72 in December. Uranium oxide is typically sold on long term contracts, with pricing determined several years in advance. The significant rise in the spot price of uranium oxide during the period is therefore not fully reflected in the current earnings. The effects of the 2006 pricing levels will flow through to earnings in future years. Our uranium businesses are contracted and priced to 98 per cent in 2007 and 88 per cent in 2008.

2005 compared with 2004
The Energy group’s 2005 contribution to underlying earnings was US$733 million, US$302 million higher than in 2004.
     A significant increase in the price received for both thermal and coking coal during 2005 was a key factor in this improvement. Third party infrastructure issues continued to impede production growth in all of the coal operations. Operational emphasis shifted to high margin products and to facilitating the further expansion of the Hail Creek mine into a strong market for coking coal. The inability to reap the required economies of scale and an increase in the price of fuel and explosives resulted in a rise in the unit cost of production across the group.
     Spot prices for uranium oxide strengthened considerably during 2005, increasing from US$20.43 at the beginning of the year to close at US$36.38 in December. The significant rise in the spot price of uranium oxide during the period was not fully reflected in the year’s earnings.

Operations
Rio Tinto Energy America (Rio Tinto: 100 per cent)
Rio Tinto Energy America (RTEA, formerly known as Kennecott Energy) wholly owns and operates four open cut coal mines in the Powder River Basin of Montana and Wyoming, US, and has a 50 per cent interest in, but does not operate, the Decker mine in Montana. RTEA also manages the group’s interest in Colowyo Coal in Colorado, US. In total it employs approximately 2,300 people.
     One of the largest US producers, RTEA sells its ultra low sulphur coal to electricity generators predominantly in mid western and southern states. Sales are made under multiple year contracts and on a spot basis for one year or less.
     The domestic US market for low sulphur coal continues to grow due to its competitive cost per delivered energy unit and restrictions on sulphur emissions by utilities. The strong demand for low cost and low sulphur western coal is expected to continue and grow with the announcement of numerous new coal fired generation projects and increased utilisation of existing coal generation capacity in the US.

2006 operating performance
RTEA’s attributable production of 125 million tonnes of coal was eight per cent higher than in 2005, with production increasing at all of the mines. Expansions at Antelope and Spring Creek increased output to record levels. The new dragline commissioned at Jacob’s Ranch during the year enabled a new production record to be set. Underlying earnings of US$177 million were 31 per cent higher than the US$135 million recorded in 2005. This increase was attributable to overall production increases and a higher sales price realisation, somewhat offset by a higher effective tax rate and increased operational costs, particularly the cost of diesel, explosives, tyres and labour.
     Spot prices were volatile during the period. The spot price for 8800 BTU (0.80 sulphur) moved from US$23 a tonne in December 2005 to US$9 in December 2006 for delivery the following year.
     A fatality occurred at the Spring Creek mine in November 2006.

Rio Tinto Coal Australia (Rio Tinto: 100 per cent)
Rio Tinto Coal Australia (RTCA) manages the group’s Australian coal interests. These include, in Queensland; the Blair Athol (Rio Tinto: 71 per cent), Kestrel (Rio Tinto: 80 per cent), Tarong (Rio Tinto: 100 per cent) and Hail Creek (Rio Tinto: 82 per cent) coal mines and the Clermont deposit (Rio Tinto: 50 per cent).
     RTCA also provides management services to Coal & Allied Industries (Coal & Allied) for operation of its four mines located within the Hunter Valley in New South Wales. Coal & Allied (Rio Tinto: 75.7 per cent) is publicly listed on the Australian Securities Exchange and had a market capitalisation of A$6.5 billion (US$ 4.9 billion) at 31 December 2006. Coal & Allied wholly owns Hunter Valley Operations, has an 80 per cent interest in Mount Thorley Operations and a 55.6 per cent interest in the contiguous Warkworth mine, and a 40 per cent interest in the Bengalla mine which abuts its wholly owned Mount Pleasant development project. Coal & Allied also has a 37 per cent interest in Port Waratah Coal Services coal loading terminal.
     Production from the Tarong mine is sold exclusively to Tarong Energy Corporation, an adjacent state owned power utility. A ten year contract for up to 7.5 million tonnes annually expires at the end of 2010.
     Kestrel and Hail Creek sell mainly metallurgical coal to customers in Japan, south east Asia, Europe and Central

Rio Tinto 2006 Form 20-F	48

Back to Contents

America, generally on annual agreements.
     Coal & Allied produces thermal and semi soft coal. Most of its thermal coal is sold under contracts to electrical or industrial customers in Japan, Korea and elsewhere in Asia. The balance is sold in Europe and Australia. Coal & Allied’s semi soft coal is exported to steel producing customers in Asia and Europe under a combination of long term contracts and spot business.
      In May 2007 Coal & Allied announced production cutbacks of approximately 20% at its Hunter Valley mines following notice of reductions in its port and rail allocations for the remainder of the year.
     In June 2007 Coal & Allied declared force majeure on a number of its sales contracts as a result of the severe weather conditions encountered at the Port of Newcastle and in the Hunter Valley region of New South Wales.
      RTCA and Coal & Allied collectively employ approximately 2,500 people.

2006 operating performance
RTCA and Coal & Allied’s combined underlying earnings of US$490 million in 2006 were 14 per cent below the 2005 result because of coal supply chain bottlenecks and increased operating costs.
     At all operations other than Tarong, sales were constrained by inability of the infrastructure to handle producer demand. Blair Athol and Hail Creek shipments were both affected by infrastructure constraints at the Dalrymple Bay Coal Terminal, while Coal & Allied mines were similarly affected at Port Waratah in New castle because of constraints in the volume of material that could be railed to the port.
     Total production at Blair Athol decreased from 10.6 million tonnes to 10.2 million tonnes primarily as a result of limited port capacity. Kestrel’s production fell three per cent to 3.6 million tonnes in 2006; this included 2.7 million tonnes of coking coal. At Tarong, production increased by eight per cent to 7.0 million tonnes in line with demand from Tarong Energy Corporation. Hail Creek production was 4.5 million tonnes, a reduction of 23 per cent.
     At Hunter Valley Operations, total production decreased from 12.4 million tonnes to 12.0 million tonnes. The integrated Mount Thorley Warkworth operations increased production by ten per cent to 11.2 million tonnes. At Bengalla, production decreased seven per cent from 6.0 million tonnes to 5.5 million tonnes.
      Safety performance and awareness continue to be the major focus of all operations managed by RTCA.

Rössing Uranium (Rio Tinto: 68.6 per cent)
Rössing produces and exports uranium oxide from Namibia to European, US and Asia Pacific electricity producers. In June, Rössing celebrated its thirtieth anniversary of uranium oxide production. 2006 also marked the first year of production of the life of mine extension.
      Rössing employs approximately 900 people.

2006 operating performance
In 2006, total production of uranium oxide decreased slightly to 3,617 tonnes. The higher market prices for uranium oxide are beginning to flow through into underlying earnings. However, the higher realised prices were partially offset by an increase in cash costs and higher taxation levels, resulting in a US$27million underlying earnings contribution in 2006.
     Rössing continues to put a significant effort and management focus on safety. The goal is to eliminate all injuries from the workplace and to have an embedded safety culture and systems that identify and rectify potential safety incidents.

Energy Resources of Australia (Rio Tinto: 68.4 per cent)
Energy Resources of Australia Ltd (ERA) is publicly listed and had a market capitalisation of A$4.0 billion (US$3.0 billion) at 31 December 2006. ERA employs approximately 400 people, with 13 per cent of the operational workforce being represented by Aboriginal people.
     ERA produces uranium oxide at the Ranger open pit mine, 260 kilometres east of Darwin in the Northern Territory. ERA also has title to the nearby Jabiluka mineral lease, which in 2003 was put on long term care and maintenance.
     Ranger has a 5,500 tonnes per year nameplate capacity and started production in 1981. ERA’s operations, including Jabiluka, are surrounded by, but remain separate from, the World Heritage listed Kakadu National Park, and especially stringent environmental requirements and governmental oversight apply.

2006 operating performance
Total uranium oxide production of 4,704 tonnes was significantly below the 5,903 tonnes produced in 2005 owing to the effects of a tropical cyclone and a failure in the acid plant. Stronger prices were partially offset by the higher cost of consumables and resulted in underlying earnings of US$17 million. During the year, ERA embarked upon an extensive exploration and development programme to identify new reserves and increase the mine life of existing reserves.

Rio Tinto 2006 Form 20-F	49

Back to Contents

Projects

Rössing Uranium (Rio Tinto: 68.6 per cent)
In December 2005, approval was granted to extend the life of the operation until at least 2016 and restore annual production capacity to 4,000 tonnes per annum at a total incremental and sustaining capital cost of US$112 million.

Energy Resources of Australia (Rio Tinto: 68.4 per cent)
ERA is spending A$27.6 million in 2007 to construct a plant at the Ranger mine to process lateritic ore, a material containing a high proportion of clay minerals. The laterite processing plant will contribute approximately 400 tonnes per annum of uranium oxide to ERA’s production from 2008 through to 2014. Construction of the plant will commence in April 2007, with the first lateritic ore scheduled for processing in the first quarter of 2008.

Rio Tinto Coal Australia Clermont (Rio Tinto: 50.1 per cent)
Rio Tinto and its joint venture partners approved investment of US$750 million for the development of the Clermont thermal coal mine in central Queensland, situated 15 kilometres south east of the Blair Athol Mine. Clermont is expected to become Australia’s largest thermal coal producer when it reaches full capacity, which is scheduled for 2013. The mine is expected to be brought into production to replace Blair Athol, due to close in 2012, and will use Blair Athol’s existing infrastructure and market position.

Coal & Allied Mount Pleasant (Rio Tinto: 75.7 per cent)
In 2006, Coal & Allied started a feasibility study on the Mount Pleasant coal mine project located adjacent to the Bengalla mine near Muswellbrook in the Hunter Valley, New South Wales. The study is expected to take about 12 months to complete and will include extensive community consultation.

Hydrogen Energy (Rio Tinto: 50.0 per cent)
In May 2007, Rio Tinto and BP announced the formation of a new jointly owned company, Hydrogen Energy, which would develop decarbonised energy projects around the world. The venture would initially focus on hydrogen fuelled power generation, using fossil fuels and carbon capture and storage technology to produce new large scale supplies of clean electricity. The first new project would be for the potential development of a US$1,500 million coal fired power generation project at Kwinana in Western Australia. This project would be subject to the successful outcome of detailed engineering and commercial studies and to government policy to make it commercially viable.

Rio Tinto 2006 Form 20-F	50

Back to Contents

INDUSTRIAL MINERALS GROUP
Production	Rio Tinto share
Borates	‘000 tonnes B 2 O 3

2002	528
2003	559
2004	565
2005	560
2006	553

Titanium dioxide	‘000 tonnes

2002	1,274
2003	1,192
2004	1,192
2005	1,312
2006	1,415

Underlying earnings contribution*	US$m

2004	243
2005	187
2006	243

Changes in underlying earnings 2004 - 2006	US$m

2004 Underlying earnings	243
Effect of changes in:
Prices and exchange rates	35
General inflation	(14)
Volumes	27
Costs	(92)
Tax and other	(12)

2005 Underlying earnings	187
Effect of changes in:
Prices and exchange rates	34
General inflation	(18)
Volumes	3
Costs	—
Tax and other	37

2006 Underlying earnings	243

* A reconciliation of the net earnings with underlying earnings for 2004, 2005 and 2006 as determined under EU IFRS is set out on page 39.

Rio Tinto’s Industrial Minerals group comprises Rio Tinto Minerals, which produces borates, talc and salt, and Rio Tinto Iron & Titanium, a major producer of titanium dioxide feedstock. Rio Tinto is a global leader in the supply and science of these products. There are more than 200 industrial minerals and markets are often diverse, highly technical and require unique marketing and sales expertise.
     At 31 December 2006, Industrial Minerals accounted for 13 per cent of the Group’s operating assets and in 2006 contributed approximately ten per cent of Rio Tinto’s gross sales revenue and three per cent of underlying earnings. Approximately 7,000 people were employed in 2006.
     The Industrial minerals group was combined with the Diamonds group with effect from 1 June 2007, to form the Diamonds and Minerals group. Andrew Mackenzie, chief executive Diamonds and Minerals and formerly chief executive Industrial minerals, is based in London.

Financial performance

2006 compared with 2005
Industrial Minerals’ contribution to 2006 underlying earnings was US$243 million, a 30 per cent improvement on 2005.
      Rio Tinto Minerals’ underlying earnings, at US$91 million, were 54 per cent higher than in 2005. Despite upward cost pressure caused by cyclones and labour markets in Western Australia, the absence in 2006 of the 2005 Rio Tinto Minerals restructure provision, coupled with modest revenue increases, led to this improved result.
     Rio Tinto Iron & Titanium underlying earnings, at US$152 million, were 19 per cent higher than in 2005. Good price performance across all products, combined with favourable volume trends, strict cost control at Richards Bay Minerals and beneficial Canadian tax changes, offset increased costs in the Canadian operations and the impact of the strong Canadian dollar.

Rio Tinto 2006 Form 20-F	51

Back to Contents

2005 compared with 2004
Industrial Minerals’ contribution to the Group’s 2005 underlying earnings was US$187 million, 23 per cent lower than in 2004, reflecting significant one off costs of US$42 million after tax, including provision for restructuring in relation to the formation of Rio Tinto Minerals. There were also increased energy and distribution costs at all business units.
     Dampier Salt and Rio Tinto Iron & Titanium incurred high initial operating costs for the commissioning of a new plant and for the upgraded titanium slag (UGS) expansion. Rio Tinto Iron & Titanium also incurred a tax expense of US$13 million resulting from a change in the tax rate for QIT-Fer et Titane in Quebec.
     Rio Tinto Borax’s underlying earnings, at US$48 million, were 48 per cent lower than in 2004. The borates business was affected by lower sales volumes and higher energy and distribution costs. Rio Tinto Borax also incurred a one off restructuring cost of US$12 million after tax in relation to the formation of Rio Tinto Mineral.
     Rio Tinto Iron & Titanium’s underlying earnings, at US$128 million, were ten per cent higher than in 2004. Strong price performance across all products, combined with increased volumes and strict cost performance at Richards Bay Minerals led to this strong result.

Operations

Rio Tinto Minerals
During 2006, three of Rio Tinto’s Industrial Minerals businesses – Borax, Luzenac and Dampier Salt – combined their management to form a new and more efficient organisation called Rio Tinto Minerals. Rio Tinto Minerals’ global presence includes mines and refineries, shipping facilities, refining and packing facilities and sales and technical facilities throughout the Americas, Asia and Europe.
     The company serves 2,500 customers in approximately 100 countries. The global operational headquarters have been relocated to Denver, Colorado, and the global commercial headquarters are in Chiswick, London.
Borates – More than one million tonnes of refined borates are produced at the principal borate mining and refining operation, Boron, in California’s Mojave Desert. Borates are essential to plants and are part of a healthy diet for people. They are also key ingredients in hundreds of modern products, chief among them: insulation fibreglass, textile fibreglass and heat resistant glass (44 per cent of world demand); ceramic and enamel frits and glazes (13 per cent); detergents, soaps and personal care products (six per cent); agricultural micronutrients (seven per cent); and other uses including wood preservatives and flame retardants (30 per cent).
Talc – Rio Tinto Minerals operates talc mines, including the world’s largest (in south west France), and processing facilities in Australia, Austria, Belgium, Canada, France, Italy, Japan, Mexico, Spain, the UK and the US. Talcs enhance performance in countless applications, including paper, paints, putties, roofing materials, plastics, automotive parts, ceramics, foundry, rubber goods, personal care products, agriculture, food, pharmaceuticals, soap, cosmetics, and pesticides. This multiplicity demands an in depth understanding not only of talc’s properties and functions but also of its full range of applications and user industries.
Salt – Rio Tinto Minerals manages Dampier Salt’s (Rio Tinto: 64.9 per cent) three salt operations located in Western Australia. It produces industrial salt by solar evaporation at Dampier, Port Hedland and Lake MacLeod, where it also mines gypsum. Dampier Salt’s customers are located in Asia and the Middle East . The majority are chemical companies which use salt as basic feed for the production of chlorine and caustic soda (together known as chlor-alkali production). Dampier Salt’s product is also used as food salt and for general purposes, including road de-icing.

2006 operating performance
In 2006 Rio Tinto Minerals streamlined its sales and administrative function, reducing staff by 20 per cent and closing three laboratories and three offices. There are plans to close two more. In its operations, Rio Tinto Minerals divested several less profitable product lines and operational sites, built boric acid capacity, approved new salt capacity, and improved plant efficiency, mine planning and energy use. In the marketplace, North America remains the most profitable region for Rio Tinto Minerals’ products. Developing economies such as China, eastern Europe and India hold promise because of their rising living standards and the demand for higher quality raw materials.
Borates – Production volumes were down one per cent, at 553,000 tonnes, but sales volumes remained consistent with 2005’s total. Asia continued to drive growth in the borate market, though there were pockets of growth in Russia and eastern Europe. In North America, stagnation in the housing market signals a possible decline in demand from insulations and wood preservatives customers, but this is likely to be offset by retrofit and remodeling trends. Rio Tinto Minerals expanded its boric acid capacity by a further 56,000 tonnes to supply market growth. The project was completed on time and under budget and is meeting planned throughput.
Talc – Talc production volumes increased two per cent, while sales volumes remained at the same level as 2005, reflecting stable markets with growth in the polymer, paint and technical ceramics sector offsetting declines in paper.
Salt – Five cyclones in Western Australia during 2006 adversely affected salt operations, reducing production by almost two per cent to 8.3 million tonnes (Rio Tinto share: 5.4 million tonnes). Sales volumes decreased by five per cent. Despite this, supply reliability and excellent customer relations were maintained. Repairs are well under way. The residual impact of dilution from the record rains will be felt for the next two years. At Lake MacLeod, a 26 per cent capacity increase was approved by all shareholders.

Rio Tinto 2006 Form 20-F	52

Back to Contents

Rio Tinto Iron & Titanium
Rio Tinto Iron & Titanium (RIT) comprises the wholly owned QIT-Fer et Titane (QIT) in Quebec, Canada and the 50 per cent interest in Richards Bay Minerals (RBM) in KwaZulu-Natal, South Africa. Both operations produce titanium dioxide feedstock used as pigment by manufacturers of paints and surface coatings, plastics and paper. Coproducts include high purity iron and zircon.
    QIT’s proprietary process technology enables it to supply both the sulphate and chloride pigment manufacturing methods. Its upgraded slag (UGS) plant supplies the growing chloride sector and is designed for expansion, in line with demand, up to a capacity of 600,000 tonnes per year. During 2006, RIT expanded its UGS plant to 375,000 tonnes per annum, three months ahead of schedule.
     RBM’s ilmenite has a low alkali content, which makes its feedstock suitable for the chloride pigment process. RBM has the capacity to produce one million tonnes of feedstock annually.

2006 operating performance
RIT increased production across all of its products in 2006, with a ten per cent increase in UGS as expanded capacity was brought on-line. RBM operated at full capacity and saw an eleven per cent increase in titanium dioxide (TiO2) feedstock production.
     Strong market performance led to strong financial performance as TiO2 pigment producers reported an increase in sales volumes of five per cent on average during 2006, after a decrease in 2005 of 0.5 per cent. Market conditions remain tight for chloride feedstock, as chloride pigment plants continue to run at high utilisation rates. Demand for high-grade TiO2 feedstock, such as QIT’s UGS, remains strong. Market conditions for iron and steel co-products also remain strong. Zircon prices continued to increase throughout 2006, as demand was effectively constrained by available supply. The offices of RIT were relocated from Montreal to the UK during 2006.

Projects

QIT Madagascar Minerals (Rio Tinto: 80 per cent)
In 2005 Rio Tinto announced the approval of the Madagascar titanium dioxide project. RIT manages the project, in which an agency of the Government of Madagascar has a 20 per cent interest.
     The project comprises a mineral sands operation and port in Madagascar and an upgrade of Rio Tinto’s ilmenite facilities in Canada. First production from the operation in the Fort-Dauphin region of Madagascar is expected in late 2008 and the initial capacity will be 750,000 tonnes of ilmenite per year. During 2006 the definitive cost estimate of the project was finalised. The cost increased by just under ten per cent to US$850 million. The cost inflation was mainly caused by higher materials costs and foreign exchange pressures but increased production capacity and logistics will ensure the project value is unchanged.
     The ilmenite will be smelted at Rio Tinto’s facilities at Sorel in Quebec. This will require an upgrade of storage and handling facilities as well as their associated ancillary services. With a grade of 60 per cent titanium dioxide, the Madagascar orebody is the world’s largest known undeveloped high grade ilmenite deposit. It has an expected mine life of 40 years and will supply a new, high quality chloride slag with 91 per cent titanium dioxide content to meet long term demand for titanium dioxide by the pigment industry.
     A deep sea multi-use public port at Ehoala, near the town of Fort-Dauphin, is an important component of the project. The mine will be the key initial customer, providing the base load to help establish the port. Over time, it is expected the port will make an important contribution to the economic development of the region.
     The Government of Madagascar contributed US$35 million to the establishment of the port, as part of its Growth Poles Project funded by the World Bank. RIT will manage the port operations.

Potasio Rio Colorado S.A. (Rio Tinto: 100 per cent)
The Rio Colorado potash project in Argentina lies 1,000 km south west of Buenos Aires. Evaluation of the project began in late 2003, and a large scale trial of solution mining of the potash has run successfully from late 2004. Currently a feasibility study is under way and, assuming favourable progress, will be completed in 2007. A positive development decision in 2007 could see first production from the mine in 2010 and production volumes in the range of 1.6 to 2.4 million tonnes per year.

Rio Tinto 2006 Form 20-F	53

Back to Contents

ALUMINIUM GROUP
Mined	Rio Tinto share
Weipa bauxite	million tonnes

2002	11.2
2003	11.9
2004	12.6
2005	15.5
2006	16.1

Production	Rio Tinto share
Alumina	‘000 tonnes

2002	1,947
2003	2,014
2004	2,231
2005	2,963
2006	3,247

Aluminium	‘000 tonnes

2002	794
2003	817
2004	837
2005	854
2006	845

Underlying earnings contribution*	US$m

2004	331
2005	392
2006	746

Changes in underlying earnings 2004 - 2006	US$m

2004 Underlying earnings	331
Effect of changes in:
Prices and exchange rates	93
General inflation	(34)
Volumes	34
Costs	(47)
Tax and other	15

2005 Underlying earnings	392
Effect of changes in:
Prices and exchange rates	454
General inflation	(36)
Volumes	8
Costs	(65)
Tax and other	(7)

2006 Underlying earnings	746

*	A reconciliation of the net earnings with underlying earnings for 2004, 2005 and 2006 as determined under EU IFRS is set out on page 39.

Rio Tinto Aluminium is an integrated product group with operations in Australia, New Zealand and the UK. The Comalco name was replaced by Rio Tinto Aluminium in November 2006 to take advantage of the Rio Tinto global brand and reputation.
      The Aluminium group’s strategy is to maximise shareholder return by committing to excellence in health, safety and environmental performance; maximising value generated from existing assets; and optimising and opportunistically growing the bauxite, alumina and aluminium portfolio. Rio Tinto Aluminium uses its dedicated business improvement programme, called Lean Six Sigma, to solve operational problems, improve process stability and eliminate waste.
      The Aluminium group has two operating business units – Mining and Refining, and Smelting. At 31 December 2006, the group accounted for 17 per cent of Rio Tinto’s operating assets and in 2006 contributed 14 per cent of the Group’s gross sales revenue and ten per cent of its underlying earnings.
      Rio Tinto Aluminium employs about 4,300 people. Oscar Groeneveld, chief executive Aluminium, is based in Brisbane, Australia.

Rio Tinto 2006 Form 20-F	54

Back to Contents

Financial performance

2006 compared with 2005
In 2006, Rio Tinto Aluminium’s contribution to the Group’s underlying earnings was US$746 million, an increase of 90 per cent. Higher aluminium prices resulted in earnings increasing by US$451 million, with the average aluminium price in 2006 at 116 US cents per pound compared with 86 US cents in 2005.

2005 compared with 2004
Rio Tinto Aluminium’s contribution to underlying earnings in 2005 was US$392 million, an increase of 18 per cent. The average aluminium price in 2005 was 86 US cents per pound compared with 78 US cents in 2004 and this led to an increase in earnings of US$106 million. However, the effect of the weakening US currency reduced Aluminium’s earnings by US$34 million.

Operations

Mining and refining
Rio Tinto Aluminium has a large, wholly owned bauxite mine at Weipa on Cape York Peninsula, Queensland. A US$150 million expansion in 2004 increased capacity to 16.5 million tonnes per year. This expansion, when combined with recent infrastructure investment, provides the foundation for Weipa to increase annual production to 25 million tonnes.
      As at 31 December 2006, mineable reserves of bauxite at Weipa were 1,193 million tonnes. Approximately 90 per cent of the bauxite from Weipa was shipped to alumina refineries at Gladstone, Queensland, and Sardinia, Italy in 2006.
      In 2006, Weipa’s safety performance was recognised when it received the Minerals Council of Australia’s National Minerals Industry Safety and Health Excellence Award (the MINEX Award).
      Rio Tinto Aluminium owns the Yarwun alumina refinery (formerly Comalco Alumina Refinery) and 38.6 per cent of Queensland Alumina in Gladstone. Rio Tinto Aluminium sold its 56.2 per cent interest in the Eurallumina refinery in Sardinia, Italy. The sale was effective in October and was in line with Rio Tinto’s strategy of selling non core assets.
      The Yarwun alumina refinery reached and exceeded nameplate capacity of 1.4 million tonnes per annum in the fourth quarter of 2006, in line with the original development schedule. A two million tonne per annum expansion is under study. There is potential for total capacity to be expanded to over four million tonnes. Most of the refinery’s current output goes into Rio Tinto Aluminium smelters; the balance is placed in the traded alumina market. The refinery adds value to the Weipa bauxite deposit and strengthens both Rio Tinto Aluminium’s and Australia’s positions in the world alumina market.
      Rio Tinto Aluminium is continuing to pursue new market opportunities for bauxite and alumina, including participation in China’s growing alumina market.

2006 operating performance
Bauxite production at Weipa reached record levels in 2006, at 16.1 million tonnes, four per cent higher than in 2005. This increase was a result of the ongoing ramp up of project NeWeipa, which led to increased production from both the East Weipa and Andoom mines. Weipa bauxite shipments rose by six per cent, to 15.9 million tonnes.
     Rio Tinto Aluminium advised its calcined bauxite customers in December 2006 that it would withdraw from the production of calcined bauxite by 2008 after 40 years of providing this product to the abrasives and oil and gas exploration industries. Calcined bauxite represents about one per cent of Weipa’s total bauxite production.
      Rio Tinto’s share of alumina production for 2006 was ten per cent higher than in 2005. This increase was the result of the ramp up at the Yarwun alumina refinery, which produced 1.2 million tonnes, about 400,000 tonnes more than in 2005. Production at Queensland Alumina Limited and Eurallumina (until its sale effective in October) was similar to 2005 levels.

Smelting
Rio Tinto Aluminium’s primary aluminium is produced by smelters at Boyne Island (59.4 per cent) near Gladstone, Bell Bay (100 per cent) in Tasmania, Tiwai Point (79.4 per cent) in New Zealand and Anglesey Aluminium (51 per cent) in Wales, UK. Rio Tinto Aluminium also maintains a 42.1 per cent interest in the Gladstone Power Station.
     During the year, Rio Tinto Aluminium participated in the Minding the Carbon Store project and, through it, will generate carbon credits for up to one million tonnes of greenhouse gas emissions. This represents about ten per cent of Rio Tinto Aluminium’s total emissions, including the emissions from purchased electricity and forms part of Rio Tinto Aluminium’s climate change strategy.
      Rio Tinto Aluminium continued to invest in the development of drained cathode cell technology in 2006. This new smelter technology has the potential to save ten to 15 per cent of the electricity currently used at Rio Tinto Aluminium smelters. Rio Tinto Aluminium Technology is currently undertaking a demonstration project of the new technology at Bell Bay.

Rio Tinto 2006 Form 20-F	55

Back to Contents

     Rio Tinto Aluminium is exploring opportunities for developing its smelting business. In addition to work being undertaken in the Middle East, it has expressed a strong interest to the Sarawak state and federal governments in Malaysia to build an aluminium smelter based on hydro electricity.

2006 operating performance
Rio Tinto Aluminium’s share of aluminium production from its four smelters, at 845,000 tonnes, was slightly below 2005 production levels because of reduced hydro-electricity generation in New Zealand after low inflows. Attributable metal shipments for 2006 were 850,000 tonnes, a decrease of 9,000 tonnes. They went primarily to Japan, Korea, Australia, South East Asia and Europe.
      Rio Tinto Aluminium smelters continued to produce at or close to capacity in 2006. Production at Bell Bay, Anglesey Aluminium and Boyne Smelters was consistent with 2005 levels.

Projects

Weipa (Rio Tinto: 100 per cent)
In 2006, Rio Tinto Aluminium commissioned a new US$40 million 26 megawatt power station. The new power station services the mining operation and surrounding communities. A US$60 million second shiploader was commissioned in the fourth quarter to ensure reliability of bauxite supply to customers.
      To meet the needs of increased trade of bauxite and alumina, Rio Tinto Marine committed US$120 million to the purchase of three new post Panamax bulk ore carriers to be used primarily on the Weipa to Gladstone run. The first ship will be delivered in the third quarter of 2007.

Yarwun (Rio Tinto: 100 per cent)
Rio Tinto Aluminium continues to study the expansion of the Yarwun alumina refinery, formerly Comalco Alumina Refinery, in Gladstone to meet the growing needs of its own smelters and to supply growing demand, particularly from China and the Middle East.

Abu Dhabi aluminium smelter (Rio Tinto: 50 per cent)
In 2006, Rio Tinto Aluminium signed a preliminary agreement with General Holding Corporation of Abu Dhabi to undertake a feasibility study into construction of an aluminium smelter in the United Arab Emirates.
      Development could result in a smelter with a first stage production capacity of 550,000 tonnes of metal per year. A company, Abu Dhabi Aluminium Company (Adalco) has been formed to manage the joint venture. With its abundant gas resources, the Middle East is fast becoming a key region in the global aluminium industry.

Rio Tinto 2006 Form 20-F	56

Back to Contents

COPPER GROUP
Mined	Rio Tinto share
Copper	‘000 tonnes

2002	887
2003	867
2004	753
2005	784
2006	803

Gold	‘000 ounces

2002	3,135
2003	2,731
2004	1,552
2005	1,726
2006	1,003

Refined	Rio Tinto share
Copper	‘000 tonnes

2002	417
2003	349
2004	333
2005	314
2006	299

Underlying earnings contribution*	US$m

2004	860
2005	2,020
2006	3,562

Changes in underlying earnings 2004 - 2006	US$m

2004 Underlying earnings	860
Effect of changes in:
Prices and exchange rates	629
General inflation	(26)
Volumes	696
Costs	(130)
Tax and other	(9)

2005 Underlying earnings	2,020
Effect of changes in:
Prices and exchange rates	1,707
General inflation	(28)
Volumes	(179)
Costs	(205)
Tax and other	247

2006 Underlying earnings	3,562

*	A reconciliation of the net earnings with underlying earnings for 2004, 2005 and 2006 as determined under EU IFRS is set out on page 39.

Rio Tinto’s Copper group comprises Kennecott Utah Copper in the US and interests in the copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia, Palabora in South Africa, and the Resolution Copper project in the US. The group also has management responsibility for Kennecott Minerals Company in the US. Since the beginning of 2006, the group acquired the La Granja project in Peru and took an ownership stake in Ivanhoe Mines and Northern Dynasty Minerals which have the Oyu Tolgoi and Pebble deposits in Mongolia and the US respectively.
      Historically, the Copper group built the majority of its portfolio through acquisitions (Kennecott) or joint ventures (Escondida, Grasberg) followed by expansions. The current pipeline of projects (Oyu Tolgoi, Resolution, La Granja and Pebble) represents a transition with a greater proportion of opportunities created through exploration and acquisitions at an early stage of development. In addition to the Copper group’s interests in these four world class deposits, the group is developing the E48 underground deposit at Northparkes and undertaking a prefeasibility study at Kennecott Utah Copper to extend the mine’s life, either through a further pushback of the open pit or a transition to underground mining.
      The Copper group’s long term development plans are not just confined to its principal product. Rio Tinto has a number of nickel development opportunities which are currently being evaluated. At the small, high grade Eagle nickel deposit (Rio Tinto: 100 per cent) in Michigan in the US, feasibility studies have been undertaken and a decision on developing the deposit is expected in 2007.
     At 31 December 2006, the Copper group, which also produces gold and molybdenum as significant coproducts,

Rio Tinto 2006 Form 20-F	57

Back to Contents

accounted for 16 per cent of the Group’s operating assets and in 2006 contributed approximately 28 per cent of Rio Tinto’s gross sales revenue, of which 74 per cent was from copper, 13 per cent from molybdenum and the remainder mostly from gold. It accounted for 49 per cent of underlying earnings in 2006.
     Bret Clayton succeeded Tom Albanese as chief executive Copper, and is based in London.

Financial performance

2006 compared with 2005
The Copper group’s contribution to underlying earnings was US$3,562 million, US$1,542 million higher than in 2005. The average price of copper was 306 US cents per pound during 2006, 84 per cent higher than in 2005. The average gold price of US$602 per ounce increased by 36 per cent. The average price of molybdenum was US$24.60 per pound compared with US$30.70 per pound in 2005.
     Kennecott Utah Copper’s contribution to underlying earnings of US$1,804 million was US$767 million higher than in 2005, with the operation benefiting from higher prices and volumes and a tax credit of US$289 million following recognition of deferred tax assets. Record molybdenum production was achieved during the year, offsetting the impact of lower refined copper production due to a scheduled smelter shutdown in the second half of 2006. An increase in the group’s long term copper price assumption triggered an assessment of the amount of recoverable copper at Kennecott Utah Copper. As a result, the impairment made in 2001 and 2002 was reversed in 2006.
      Rio Tinto’s share of underlying earnings from Escondida increased by US$648 million to US$1,250 million. Higher prices and the commencement of sulphide leaching counterbalanced higher mining costs and input prices.
      The Grasberg joint venture contributed US$122 million to underlying earnings, US$110 million below 2005. Lower grades of copper, gold and silver, the result of mine sequencing, led to significantly lower production of all three metals.
      Palabora’s 2006 earnings of US$52 million were US$33 million above the prior year, benefiting from higher copper prices and sales volumes and the sale of some smelter stocks.
      Northparkes’ contribution to underlying earnings of US$229 million represents a US$172 million increase from 2005. In addition to higher prices, better grades, increased throughput and improved recoveries all contributed to a 54 per cent increase in production of copper contained in concentrates.
      Kennecott Minerals’ 2006 earnings of US$105 million were US$32 million above 2005. The effect of higher gold and zinc prices and the recognition of a US$14 million deferred tax asset were offs et by higher costs and lower sales volumes from Cortez, due to lower grades.

2005 compared with 2004
The Copper group’s contribution to underlying earnings was US$2,020 million, US$1,160 million higher than in 2004. The average price of copper was 166 US cents per pound compared with 130 US cents in 2004. The average price of molybdenum was US$30.70 per pound compared with US$14.60 in 2004. The average gold price of US$444 per ounce increased by nine per cent.
      Kennecott Utah Copper’s contribution to underlying earnings was US$1,037 million, compared with US$311 million in 2004. Molybdenum production increased significantly as a result of the refocusing of the mine plan in response to significantly higher molybdenum prices.
      Rio Tinto’s share of underlying earnings from Escondida increased by US$196 million to US$602 million. Mined production of copper was up five per cent.
      The underlying earnings contribution from the Grasberg joint venture increased by US$200 million to US$232 million chiefly as a result of the continuation of full production after the material slippage in October 2003.
      Palabora recorded a profit of US$19 million in 2005, helped by improved performance of underground production. Northparkes’ copper production was 80 per cent above the previous year due to the successful ramp up of Lift 2. Kennecott Minerals lower sales volumes were due to lower grades at Cortez.

Operations

Kennecott Utah Copper (Rio Tinto: 100 per cent)
Kennecott Utah Copper (KUC) operates the Bingham Canyon mine, Copperton concentrator and Garfield smelter and refinery complex, near Salt Lake City, US. KUC is a polymetallic mine, producing copper, gold, molybdenum and silver. As the second largest copper producer in the US, KUC supplies more than 17 per cent of the nation’s annual refined copper requirements and it employs approximately 1,700 people.

2006 operating performance
KUC continued to demonstrate operating flexibility by delivering record molybdenum production during a period of exceptionally high prices. Employing Rio Tinto’s Improving performance together (IPT) methodology, KUC substantially improved its knowledge of molybdenum mineralisation in the orebody to optimise molybdenum production, which was eight per cent higher than 2005.
     In July, a pebble crushing facility was commissioned at the concentrator. Final modifications to this circuit will

Rio Tinto 2006 Form 20-F	58

Back to Contents

be completed in 2007, leading to a projected increase in plant throughput of approximately 18 per cent. A capital investment of US$82 million was approved in October, to expand and modernise the bulk flotation circuit at the concentrator. This project is expected to increase recoveries of copper, molybdenum and gold and improve concentrate grade, thereby benefiting smelter throughput rates. The scheduled completion of this pr oject is mid 2008 with full production benefits realised by 2009.
     The Garfield smelter was shut down in September for planned maintenance work and was re-commissioned in early November. The interruption reduced refined copper production by six per cent, compared with 2005. Smelter throughput rates following the shutdown are exceeding initial expectations.
     Current ore reserves will support open pit operations until 2019. Prefeasibility studies continued during the year to evaluate alternatives for extending the mine’s life beyond 2019. The alternatives include additional open pit pushbacks and/or underground mining options. KUC intends to dewater and rehabilitate an existing mine shaft in 2007 to provide access for an underground drilling programme to augment these studies.

Principal operating statistics at KUC 2004-2006

	2004	2005	2006

Rock mined (’000 tonnes)	129,196	140,906	145,343
Ore milled (’000 tonnes)	45,712	46,664	47,857
Head grades:
Copper (%)	0.63	0.53	0.63
Gold (g/t)	0.29	0.37	0.49
Silver (g/t)	3.04	3.23	3.50
Molybdenum (%)	0.033	0.058	0.057
Copper concentrates produced (’000 tonnes)	1,106	881	1,019
Production of metals in copper concentrates
Copper (’000 tonnes)	263.7	220.6	265.6
Gold (’000 ounces)	308	401	523
Silver (’000 ounces)	3,584	3,958	4,214
Molybdenum concentrates produced (’000 tonnes)	12.9	29.5	30.2
Contained molybdenum (’000 tonnes)	6.8	15.6	16.8
Concentrate smelted on site (’000 tonnes)	1,098	1,042	918
Production of refined metals
Copper (’000 tonnes)	246.7	232.0	217.9
Gold (’000 ounces)	300	369	462
Silver (’000 ounces)	3,344	3,538	4,152

Grasberg joint venture (Rio Tinto: 40 per cent)
Grasberg, in Papua, Indonesia, is one of the world’s largest copper and gold mines in terms of reserves and production. It is owned and operated by Freeport Indonesia (PTFI), the principal and 91 per cent owned subsidiary of the US based Freeport-McMoRan Copper & Gold Inc. (FCX).
     In meeting the mine’s social obligations to local communities, at least one per cent of Grasberg’s net sales revenues are committed to support village based programmes. In addition, two trust funds were established in 2001 in recognition of the traditional land rights of the local Amungme and Komoro tribes. In 2006, PTFI contributed US$43.9 million (net of Rio Tinto portion) and Rio Tinto US$3.6 million in total to the funds.
     As a result of training and educational programmes, Papuans represented more than a quarter of PTFI’s approximately 9,000 strong workforce by the end of 2006.

2006 operating performance
Rio Tinto’s share of metal production is dependent on the metal strip, which determines the allocation of volumes between the joint venture partners. Owing to lower grades, Rio Tinto’s share of production from the Grasberg mine was constrained in 2006 and owing to adjustments to the mine schedule, will continue to show significant variation year to year. After 2021, Rio Tinto shares 40 per cent of total production as the metal strip ceases.
     PTFI, as manager, recently completed an analysis of its longer range mine plans to assess the optimal design of the Grasberg open pit and the timing of development of the Grasberg underground block cave ore body. The revised long range plan includes changes to the expected final Grasberg open pit design which will result in a section of high grade ore previously expected to be mined in the open pit to be mined in the Grasberg underground block cave mine. The revised mine plan reflects a transition from the Grasberg open pit to the Grasberg underground block cave ore body in mid 2015. The mine plan revisions alter the timing of metal production in the period of 2015 and beyond but do not have a significant effect on ultimate recoverable reserves.

Rio Tinto 2006 Form 20-F	59

Back to Contents

Principal operating statistics for PTFI 2004-2006

	2004	2005	2006

Ore milled (’000 tonnes)	67,750	78,907	83,716
Head grades:
Copper (%)	0.87	1.13	0.85
Gold (g/t)	0.88	1.65	0.85
Silver (g/t)	3.85	4.88	3.84
Production of metals in concentrates
Copper (’000 tonnes)	516.4	793.9	610.8
Gold (’000 ounces)	1,584	3,546	1,880
Silver (’000 ounces)	5,037	7,531	5,609

Escondida (Rio Tinto: 30 per cent)
The low cost Escondida copper mine in Chile is one of the largest copper mines in the world in terms of annual production, and has a mine life expected to exceed 30 years. It accounts for approximately eight per cent of world primary copper production. BHP Billiton owns 57.5 per cent of Escondida and is the operator and product sales agent.
     The Escondida district hosts two of the largest porphyry copper deposit systems in the world – Escondida and Escondida Norte, located five kilometres from Escondida. A sulphide leach project was complete d during the year with the first cathode being produced in June. During August, operations were affected by strike action over wage negotiations. Operations resumed in September after a new three year contract was settled.
     Escondida employs approximately 2,900 people.

2006 operating performance
Escondida’s mined copper production was three per cent higher than in 2005, with higher grades and the commencement of sulphide leaching more than offsetting the effects of the strike action. Cathode production was seven per cent lower than in 2005 due to lower grade oxide ore.

Principal operating statistics at Escondida 2004-2006

	2004	2005	2006

Rock mined (’000 tonnes)	377,356	359,569	338,583
Ore milled (’000 tonnes)	82,378	86,054	84,158
Head grade:
Copper (%)	1.51	1.53	1.59
Production of metals in concentrates
Copper (’000 tonnes)	1,046	1,127	1,122
Gold (’000 ounces)	217	183	170
Silver (’000 ounces)	5,747	6,565	6,646
Copper cathode (’000 tonnes)	152.1	143.9	134.4

Palabora (Rio Tinto: 57.7 per cent)
Palabora Mining Company (Palabora) is a publicly listed company on the Johannesburg Stock Exchange and operates a mine and smelter complex in South Africa.
     Palabora developed a US$465 million underground mine with a current planned production rate of at least 32,000 tonnes of ore per day. Approximately 663,500 tonnes of copper are expected to be produced over the remaining life of the mine.
     Palabora supplies most of South Africa’s copper needs and exports the balance. It employs approximately 2,000 people and labour agreements are negotiated annually.

2006 operating performance
Palabora recorded a net profit of US$52 million in 2006, US$33 million higher than 2005. Underground production for the year averaged 30,200 tonnes per day, which is ten per cent higher than 2005.
     Production rates peaked in the last week of December at 36,562 tonnes per day. The average annual production fell short of the planned target of 32,000 tonnes per day as a result of breakdown and maintenance problems. The average ore grade was 0.71 per cent compared with 0.72 per cent in 2005.
     During the first quarter of 2006, Palabora’s reverberatory furnace, which has been in operation for over 40 years, was subjected to its eighth rebuild, the last having occurred in 2000. A ten per cent increase in capacity is expected from the rebuild, taking the overall operational capacity to 110,000 tonnes per annum.
     As part of the decision to build the magnetite business using current production, Palabora entered into a supply contract with Minmetals for the supply of two million tonnes of magnetite concentrate per annum starting in October 2006.
     As a result of mine production shortfalls and lower grades, concentrate production was supplemented by purchases of concentrate material to optimise smelter throughput. Palabora will continue to purchase concentrates to

Rio Tinto 2006 Form 20-F	60

Back to Contents

supplement the smelter as capacity exceeds the mine output.
     Vermiculite revenue of US$40 million increased by five per cent on 2005. Production in 2006 was down by six per cent compared with 2005, and the strong market demand for the coarser grades continues to exceed production in all market segments.
     Palabora’s lending facilities and hedge contracts, which were finalised in September 2005 as part of a refinancing project, were closely monitored during 2006. Forward pricing contracts, representing 62.5 per cent of the budgeted underground production up to 2008, and 30 per cent up to 2013, are in place.

Principal operating statistics at Palabora 2004-2006

	2004	2005	2006

Ore milled (’000 tonnes)	8,657	9,536	10,730
Head grade:
Copper (%)	0.74	0.72	0.71
Copper concentrates produced (’000 tonnes)	187.7	197.1	208.9
Contained copper (’000 tonnes)	54.4	61.2	61.5
New concentrates smelted on site (’000 tonnes)	253.4	304.4	288.5
Refined copper produced (’000 tonnes)	67.5	80.3	81.2

Northparkes (Rio Tinto: 80 per cent)
Rio Tinto’s interest in the Northparkes copper-gold mine in central New South Wales, Australia, resulted from the acquisition of North Ltd. Northparkes is a joint venture with the Sumitomo Group (20 per cent).
     Following an initial open pit operation at Northparkes, underground block cave mining has been undertaken since 1997. In November 2006, the joint venture partners approved the development of the E48 block cave project, which is expected to cost US$160 million (Rio Tinto share: US$127 million) and extend the mine’s life until 2016. The project is a state of the art development incorporating experience and know how from the previous two block cave projects. The E48 block cave will progressively replace the current block cave from 2009, and output from E48 will be processed in the existing concentrator and transported by rail to Port Kembla for export.
     The copper concentrate produced is shipped under long term contracts that provide for periodic negotiation of certain charges, as well as spot sales, to smelters in Japan (74 per cent), China (13 per cent), and India (13 per cent). Northparkes employs approximately 220 people.

2006 operating performance
Northparkes achieved a solid performance during 2006, with production of concentrate up 40 per cent from 2005 due to increased grades, milling rates and recoveries.

Principal operating statistics at Northparkes 2004-2006

	2004	2005	2006

Ore milled (’000 tonnes)	5,008	5,453	5,789
Head grade:
Copper (%)	0.79	1.12	1.53
Gold (g/t)	0.66	0.46	0.64
Production of contained metals
Copper (’000 tonnes)	30.0	54.0	83.3
Gold (’000 ounces)	79.4	57.0	94.7

Kennecott Minerals (Rio Tinto: 100 per cent)
Kennecott Minerals in the US manages the Greens Creek mine (Rio Tinto: 70 per cent) on Admiralty Island in Alaska which produces silver, zinc, lead and gold. The Rawhide mine (Rio Tinto: 51 per cent) in Nevada produces gold and silver by leaching since mining operations ceased in 2002. Reclamation work is well advanced. Kennecott Minerals also owns the group’s interest in the Cortez joint venture (Rio Tinto: 40 per cent), also in Nevada.
     Kennecott Minerals employs approximately 322 people, excluding employees of non managed operations.

2006 operating performance
Underlying earnings of US$105 million were US$32 million higher than 2005 underlying earnings, reflecting the strong price environment for gold, silver, zinc and lead.
     At Greens Creek, production was affected by a major rehabilitation programme at the mine. Mill throughput is expected to increase in 2007 following the substantial completion of the project in 2006.
     In 2006 there was a dramatic but expected decline in Cortez production due to the move into the final lower grade stages of the Pipeline orebody. While production is expected to increase in 2007, it will remain below the levels experienced when mining the best Pipeline ore zones. Production is expected to increase in 2009 when production from Cortez Hills is planned to commence.

Rio Tinto 2006 Form 20-F	61

Back to Contents

Projects

Resolution (Rio Tinto: 55 per cent)
The Resolution project is situated in Arizona, US, in the area of the depleted Magma (Superior) copper mine. The project team is currently working through a prefeasibility study, including a proposed land exchange, an environmental impact study, further deposit definition drilling and the sinking of two shafts to gain access to the mineralisation. Expenditure to the end of feasibility in 2011, if approved, is expected to be approximately US$700 million, with total capital to initiate production forecast to be about US$2.5 billion. While there are technical challenges with regard to depth and rock temperature, we believe that Resolution could become a leading global copper producer over several decades.
     The Act supporting a land exchange programme was introduced in the Senate and House of Representatives during 2006, but the timing did not allow the Act to progress to point of Presidential signature. It will be re-introduced in both Houses in early 2007.

Oyu Tolgoi (Rio Tinto: 9.9 per cent stake in Ivanhoe Mines)
Rio Tinto acquired a 9.9 per cent holding of Ivanhoe Mines in order to jointly develop and operate Ivanhoe’s Oyu Tolgoi copper-gold complex in Mongolia’s South Gobi region. A joint Ivanhoe-Rio Tinto technical committee will engineer, construct and operate the project.
     Subject to reaching a satisfactory long term investment agreement with the Mongolian government, an open pit mine is expected to be in operation by the end of the decade followed by an underground mine several years later. Rio Tinto’s holding in Ivanhoe Mines is expected to rise to 19.9 per cent upon completion of the long term investment agreement. The Group has an option to increase its stake in due course to 33.35 per cent, and potentially take it up to 40 per cent via open market transactions.
     As part of the investment arrangements, Ivanhoe Mines has agreed with Rio Tinto to divest its joint venture interest in the Myanmar Copper Project located in the Union of Myanmar, together with any other rights, interests or investments relating to the country. Pending their sale, the Myanmar based assets have, in accordance with the terms of the agreement between Rio Tinto and Ivanhoe Mines, been transferred to an independent third party trust, the sole purpose of which is to sell the assets. Ivanhoe Mines has no interest in the trust, other than as an unsecured creditor under a promissory note issued by trust on the transfer of the Myanmar based assets (which is to be repaid once the assets are sold).

La Granja (Rio Tinto: 100 per cent)
Rio Tinto won the state privatisation tender for the La Granja copper project, located in the Cajamarca region of northern Peru. The bid comprised staged payments to the Peruvian government of US$22 million and US$60 million in investment in exploration and feasibility work. In late 2006, Rio Tinto approved expenditure up to US$95 million, most of which is expected to be spent over 2007–2009. The La Granja project is technically challenging and has modest copper grades. However, the deposit contains significant mineralisation of more than two billion tonnes.
     Instead of looking at La Granja as a conventional milling operation producing concentrates for export, the prefeasibility study is aimed at demonstrating the possibility of recovering copper metal using bioleaching and electrowinning.

Pebble (Rio Tinto: 19.8 per cent stake in Northern Dynasty Minerals)
Rio Tinto acquired a 9.9 per cent interest in Northern Dynasty Minerals during the year and increased its interest to 19.8 per cent during February 2007. Northern Dynasty Minerals is advancing the Pebble copper-gold-molybdenum deposit in southwestern Alaska, which is another world class ore body that is amenable to block caving.

Cortez Hills (Rio Tinto: 40 per cent)
Rio Tinto holds a 40 per cent interest in the Cortez joint venture, with Barrick Gold managing the joint venture and holding the remaining 60 per cent interest. The operation is located in north-eastern Nevada, US, and contains total proven and probable reserves of 7.5 million ounces; this includes the Cortez Hills deposit discovered in 2003.

Eagle (Rio Tinto: 100 per cent)
The Eagle project is a high grade nickel deposit located in Michigan, US. Kennecott Minerals has carried out a project feasibility study. Permitting approvals are under way while exploration continues in the area around Eagle and the wider district. A decision on developing the deposit is expected in 2007.

Rio Tinto 2006 Form 20-F	62

Back to Contents

DIAMONDS GROUP

Mined	Rio Tinto share
Diamonds	‘000 carats

2002	33,620
2003	33,272
2004	25,502
2005	35,635
2006	35,162

Underlying earnings contribution*	US$m

2004	188
2005	281
2006	205

Changes in underlying earnings 2004 - 2006	US$m

2004 Underlying earnings	188
Effect of changes in:
Prices and exchange rates	46
General inflation	(5)
Volumes	89
Costs	(18)
Tax and other	(19)

2005 Underlying earnings	281
Effect of changes in:
Prices and exchange rates	12
General inflation	(8)
Volumes	(100)
Costs	(10)
Tax and other	30

2006 Underlying earnings	205

*	A reconciliation of the net earnings with underlying earnings for 2004, 2005 and 2006 as determined under EU IFRS is set out on page 39

The Diamonds group comprises Rio Tinto’s 60 per cent interest in the Diavik Diamonds mine located in the Northwest Territories of Canada, the wholly owned Argyle mine in Western Australia, Rio Tinto’s 78 per cent interest in the Murowa mine in Zimbabwe and diamond sales and representative offices in Antwerp, Belgium, and Mumbai, India. It also includes new teams established in 2006 with responsibility for business development, product security and the development and transfer of best practice across the group.
     The group has enjoyed strong growth over the past five years as Diavik has been brought to full production and Murowa has been added to the portfolio and as the Argyle product has benefited from improved pricing. Over the past five years, sales revenues and underlying earnings have tripled. This has positioned Diamonds as a strong contributor to Rio Tinto overall.
     Within the industry, the Diamond group is well positioned as a leading supplier to the market, with a clear focus on the upstream portion of the value chain. Rio Tinto’s exploration programme has been successful in discovering new assets for Diamonds to develop, and a differentiated approach to marketing has enabled the capture of higher prices. The group’s strategy is to compete in the diamond business and strive to build further value. The focus is on the mining, recovery and sale of rough diamonds. In keeping with Rio Tinto’s values, the Diamonds group is a leading proponent of a number of programmes and partnerships that help improve social and environmental standards of partners, suppliers and customers.
     Rio Tinto sells diamonds from all three operations through its marketing arm, Rio Tinto Diamonds, according to a strict chain of custody process, ensuring all products are segregated according to mine source.
     At the end of 2006 Diamonds employed 1,500 people and had 930 contractors.
     The Diamonds group was combined with the Industrial minerals group with effect from 1 June 2007, to form the Diamonds and Minerals group. Keith Johnson, based in London, who had been chief executive Diamonds, became Group executive Business Resources; and, Andrew Mackenzie, based in London, became chief executive Diamonds and Minerals.

Financial performance

2006 compared with 2005
Diamonds contributed US$205 million to Rio Tinto’s underlying earnings in 2006, a decrease of US$76 million from 2005. Sales revenue for 2006 was US$838 million, US$238 million lower than in 2005. The lower earnings and sales revenue arose mainly from a downturn in the rough diamond market in the second half of 2006. This resulted in lower

Rio Tinto 2006 Form 20-F	63

Back to Contents

prices for most product types, with Rio Tinto Diamonds stocking some lower priced product, which will be sold in future periods.
     Diamond production remained at similar levels to 2005 across all operations. Argyle produced 29.1 million carats in 2006, approximately 1.4 million carats less than in 2005. This was in line with expectations of a decreasing diamond production profile as the open pit winds down and underground production ramps up over the next five years. Diavik produced 5.9 million carats in 2006, 0.9 million carats more than in 2005. Murowa produced 0.2 million carats in 2006, slightly less than in 2005.
     The rough diamond market started strong in the first half of 2006 but deteriorated into the second half. Year end prices closed at similar levels to the start of 2006. A number of factors influenced this mid year correction including a congested processing pipeline, tight liquidity in the manufacturing sector and extensive flooding in India’s major cutting centre, Surat, which forced the shutdown of many cutting and manufacturing centres for several weeks.
     Polished diamond prices remained constant through 2006 with reasonable demand experienced for most products, particularly for larger better quality white diamonds.

2005 compared with 2004
Diamonds contributed US$281million to underlying earnings, an increase of US$93 million from 2004, assisted by a strong diamond market and the solid performance by Argyle, Diavik and Murowa.
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

Operations

Argyle Diamonds (Rio Tinto: 100 per cent)
Rio Tinto owns and operates the Argyle diamond mine in Western Australia. Production from Argyle’s AK1 open pit mine is expected to continue until 2012. From 2009 the mine is expected to gradually transition to underground operations which would extend the life of the mine to about 2018.

2006 operating performance
Despite tight mining conditions in the deepening and geotechnically challenging open pit, the operation maintained production and plant throughput in 2006, producing 29.1 million carats in 2006 compared with 30.5 million carats in 2005.
     Commencing in 2006, underground safety performance was separated from that of the open pit section. Although the aggregate 2006 safety performance was only slightly better than in 2005, the open pit operation achieved exceptional performance with lost time injury frequency rate down by over 300 per cent.
     Argyle celebrated the signing of a Participation Agreement with neighbouring communities in June 2005 and has spent the last 18 months implementing the terms of the agreement.

Diavik Diamonds (Rio Tinto: 60 per cent)
Construction of Diavik was completed in 2003 with production first commencing in January 2003. Since then the project has exceeded expectations and is now focused on further improving value recovery and business excellence, and planning for the integration of the A418 open pit.
     Safety performance in 2006 was considerably better than 2005, with the lost time injury frequency rate down by almost half and the all injury rate down by a third.
     In 2006 total cumulative spending since 2000 on local purchasing with northern Aboriginal businesses surpassed the C$1 billion mark.

2006 operating performance
Diavik produced more carats in 2006 than in any other previous year, thanks to higher ore grade, excellent operational performance throughout the year and ore blending strategies employed to maximise process plant throughput.
     This was achieved during a massive winter road recovery operation. Freight and construction materials scheduled for trucking to the mine up the 2006 winter road could not be transported on surface due to a shorter season of cold winter conditions necessary for maintenance of the ice road. The recovery operation included the air lifting of fuel, bentonite, explosives and consumables to site.
     Open pit mining is expected to be predominantly from A154 in 2007 with some A418 open pit ore commencing in 2008.

Rio Tinto 2006 Form 20-F	64

Back to Contents

Murowa (Rio Tinto: 77.8 per cent)
Production at Murowa commenced in late 2004 after US$11 million was spent on constructing a 200,000 tonnes per year plant and supporting infrastructure. Chain of custody safeguards put in place at the commencement of production have performed without incident.
     Murowa’s 2006 safety performance was exceptional with no lost time injuries reported in 2006 and the all injury frequency rate down by more than 80 per cent.

2006 operating performance
A start was made on upgrading the 200,000 tonnes per year processing plant to increase throughput, improve recoveries and protect against power outages. The modification was completed during April 2007 and is expected to give Murowa several more years of operation. Worsening power outages are impacting production and this situation is not expected to improve until August 2007 when a new generator is expected to be operational.

Projects

Argyle (Rio Tinto: 100 per cent)
Rio Tinto approved the development of an underground block cave mine under the AK1 open pit in late 2005. It also approved an open pit cutback on the Northern Bowl to facilitate the transition from open pit to underground mining. The capital cost of the underground mine is expected to be US$760 million, and the cutback US$150 million.
     Construction started in February 2006. By the end of 2006, 10,600 metres of underground development in four main access declines had been completed. In late 2006 the first of the underground declines reached the required depth for ore extraction. The underground block cave undercut is expected to be initiated on schedule in 2008.

Diavik (Rio Tinto: 60 per cent)
In late 2004 the joint venture approved a study of the feasibility of underground mining of the A154N, A154S and A418 kimberlites. This study includes the development of a 3.3 kilometre exploratory decline, at an estimated cost of US$75 million.
     In 2006 a three phase underground development funding model, totalling some US$265 million, was approved. If underground mining is given the go ahead, the first ore is planned to be extracted in 2008.
     Meanwhile, a US$190 million project, involving the construction of a dyke round the A418 kimberlite to allow open pit mining beneath the lake bed, is well advanced. The construction and dewatering of the dyke was completed in 2006 and pre-stripping began in December. The A418 ore is softer than that of the A154 pipes and will allow ore blending strategies to maintain the high process plant throughput achieved in 2006. The first ore from the A418 open pit is scheduled to be mined in late 2007 and will continue through to 2012.
     About two kilometres south of the A154 pipes, under the waters of Lac de Gras, is the A21 kimberlite pipe. It does not currently form part of the Diavik ore reserve or mine plan as little is known about the value of the diamonds it holds. A feasibility study into open pit mining, which includes the development of an exploratory decline, is now in hand. At the end of 2006, the decline had reached the kimberlite, and bulksampling results are expected in the first quarter of 2007. The study is scheduled for completion in 2007, at which time it will be decided whether the A21 kimberlite should be included in reserves, but ore extraction would not start until 2012.

Murowa (Rio Tinto: 77.8 per cent)
Murowa commenced studies in mid 2006 to determine whether to expand the mine.

Rio Tinto 2006 Form 20-F	65

Back to Contents

OTHER OPERATIONS

Kennecott Land (Rio Tinto: 100 per cent)
Kennecott Land was established in 2001 to capture value from the non mining land and water rights assets of Kennecott Utah Copper. Kennecott Land’s holdings are around 53 per cent of the remaining undeveloped land in Utah’s Salt Lake Valley. Approximately 16,000 hectares of the 37,200 hectares owned is developable land and is all within 20 miles (32km) of downtown Salt Lake City.
     The initial Daybreak community encompasses 1,800 hectares and is entitled to develop nearly 14,000 residential units and nine million square feet of commercial space. Kennecott Land develops the required infrastructure and prepares the land for sale to home builders. The project is well advanced, with over 1,200 home sales completed since opening in June 2004. At full build out, the community will house 30,000 to 40,000 residents. Revenues in 2006 were US$60 million.
     Kennecott Land is in the process of securing development rights from Salt Lake County for the remaining landholdings. Current development potential for this land is in excess of 150,000 residential units and 50 million square feet of commercial space. Securing entitlement is a long term public process that will culminate in a plan being submitted for approval by the Salt Lake County Council in the next one to two years.

Sari Gunay (Rio Tinto: 70 per cent)
Rio Tinto has carried out exploration and project evaluation in Iran since 2000. Preliminary results from the Sari Gunay gold project in Western Iran have indicated the potential for a medium sized low grade oxide resource. Following successful geostatistical and infill drilling programme in 2004, a feasibility study, including further evaluation drilling and metallurgical testwork, has been completed. Rio Tinto is currently evaluating its options for Sari Gunay.

MARKETING

Marketing and sales of the Group’s various metal and mineral products are handled either by the specific business concerned, or in some cases are undertaken at a product group level.
     In 2006, Rio Tinto established a small central marketing team based in London to develop and share leading marketing practices across the Group. The team supports the Group’s businesses by helping to identify new ways of adding value in meeting customers’ needs.
     Rio Tinto has numerous marketing channels, which include electronic market places, with differing characteristics and pricing mechanisms depending on the nature of the commodity and markets being served.
     Rio Tinto’s businesses contract their metal and mineral production direct with end users under both short and long term supply contracts. Long term contracts typically specify annual volume commitments and an agreed mechanism for determining prices at prevailing market prices. For example, businesses producing non ferrous metals and minerals reference their sales prices to the London Metal Exchange (LME) or other metal exchanges such as the Commodity Exchange Inc (Comex) in New York.

Ocean freight
Ocean freight has become an important part of Rio Tinto’s marketing. It is managed by Rio Tinto Marine, which is based in Melbourne. In 2006, Rio Tinto Marine handled 70 million tonnes of dry bulk cargo, a significant increase on the 51 million tonnes transported in 2005.
     Rio Tinto Marine leverages the Group’s substantial cargo base to obtain a low cost mix of short, medium and long term freight cover. It seeks to create enterprise value from its freight by creating competitive advantage for the Group’s products rather than by trading freight.
     Rio Tinto Marine sets and maintains the Group’s HSE and vessel assurance standards for freight and is one of three equal shareholders in Rightship, a ship vetting specialist, promoting safety and efficiency in the global maritime industry.

Rio Tinto 2006 Form 20-F	66

Back to Contents

EXPLORATION GROUP

Rio Tinto Exploration seeks to discover or identify mineral deposits that will contribute to the growth of the Rio Tinto Group. The discovery of new deposits is essential to replace reserves as they are mined, to provide new opportunities for growth, and to help meet the increasing global demand for minerals and metals.
     The Exploration group is opportunistic in approach and its resources are deployed on projects that show the best chance of delivering a world class deposit to Rio Tinto. Exploration maintains close dialogue with product groups to ensure that strategies and project portfolios are closely aligned.
     Mineral exploration is a high risk activity. Rio Tinto’s statistics show that an average of only one in 350 mineral prospects that are drill tested result in a mine for the Group. Rio Tinto believes in having a critical mass of projects, selected through a rigorous process of prioritisation.
     The Exploration group is organised into five geographically-based teams in North America, South America, Australasia, Asia and Africa/Europe and a sixth project generation team that searches the world for new opportunities and provides specialised geological, geophysical and commercial expertise to the regional teams. The Asia team was formed in 2006, reflecting a significant expansion in exploration effort in Russia, Mongolia and the FSU. Industrial minerals exploration, previously a separate team, has been integrated into the regional teams and project generation.
     At the end of 2006, Rio Tinto was exploring in over 35 countries for a broad range of commodities including copper, diamonds, nickel, industrial minerals, bauxite, uranium, iron ore and coal. Exploration employs about 180 geoscientists around the world and has a total complement of approximately 900 people.
     Eric Finlayson was appointed head of Exploration, based in London, from January 2007, succeeding Tom Albanese, director, Group Resources, who became chief executive of Rio Tinto from May 2007.

Financial performance

2006 compared with 2005
Cash expenditure on exploration in 2006 was US$345 million, an increase of US$81 million over 2005, reflecting an increase in contractor costs, the high quality of projects in the Exploration pipeline and acceleration of evaluation on significant projects. The pre-tax charge to underlying earnings was US$237 million, due to the sale of Ashton Mining of Canada shares and various other interests during 2006.

2005 compared with 2004
Cash expenditure on exploration in 2005 was US$264 million and the pre-tax charge to underlying earnings was US$250 million, a US$60 million increase over 2004, reflecting a further increase in iron ore exploration in Western Australia, the growth of high quality projects in the Exploration pipeline and acceleration of evaluation on significant projects by product groups during the year.

Operations

2006 operating performance
Since 2001 six projects have moved from Exploration to the next stage of project evaluation including Resolution (copper, US), Potasio Rio Colorado (potash, Argentina) and Simandou (iron ore, Guinea). Last year, five iron ore deposits in the Pilbara were transferred to the product group evaluation team.
     Rio Tinto also conducts near mine exploration around a number of operations. Where additional mineralisation has supplemented reserves or new mineralisation has been discovered this has been reported by the relevant product group.
     Exploration in 2006 focused on advancing the most promising targets across the spectrum of grassroots and near mine programmes. Encouraging results were obtained from a number of locations.
     Order of magnitude studies are in progress at the Chapudi project (coal, South Africa) and the Bunder project (diamonds, India).
     Negotiations continue on a Contract of Work for the La Sampala project (nickel, Indonesia) with the Government of Indonesia.
     During 2007 projects in Mozambique and Serbia (industrial minerals), Brazil (bauxite), Colombia (coal), and the US (coal and nickel) are expected to commence order of magnitude studies to assess their economic potential for advancement to pre-feasibility study.
     Diamond exploration continues, focused in Canada, southern Africa, Mauritania, Brazil and India. Work commenced in Mali. A number of kimberlite pipes were discovered and follow up test work is in progress to assess economic potential.
     Copper exploration continued in Turkey, Kazakhstan, Peru, Chile, Argentina, Mexico and the US and in Russia under the RioNor joint venture with Norilsk Nickel. Drilling encountered significant copper mineralisation in Chile, Kazahkstan and the US, warranting further follow up drill testing.
     Exploration focus on the bulk commodities, iron ore, coal and bauxite continued in 2006. Drilling progressed on bauxite projects in Brazil. Thermal and coking coal projects were drill tested in the US, Canada, southern Africa,

Rio Tinto 2006 Form 20-F	67

Back to Contents

Colombia and Mongolia. Results in all countries are encouraging and work is continuing in 2007. Iron ore exploration continued in west Africa and further iron ore deposits in the Pilbara in Australia have been handed over to the iron ore product group in 2007.
     Industrial minerals exploration was active in many parts of the world including southern Africa, Europe and South America. Following the successful tender for the Jarandol concession (borates, Serbia), drilling has commenced.
      Brownfields exploration support continued at several Rio Tinto operations and product group projects, including Diavik, Argyle, Kennecott Utah Copper, Eagle, Energy Resources of Australia, La Granja, Pilbara Iron, Greens Creek and Rössing. Exploration also provided expertise to the brownfields programmes at the Grasberg and Cortez joint ventures.
     In December the Exploration group’s ISO14001 environmental management system certification was extended to cover the new Asia region and the project generation team.

Rio Tinto 2006 Form 20-F	68

Back to Contents

TECHNOLOGY AND INNOVATION

The Technology and Innovation group, formerly Operational and Technical Excellence, was formed during 2006 by bringing together the Technology group and the Group’s Improving performance together business improvement work in the areas of mining, processing and asset management.
     Technology and Innovation provides a central body of expertise for supporting the business units to embed operational best practice and is the vehicle through which technology innovations are driven and technical talent is developed.
     The group comprises a number of Centres of Excellence which drive sustainable performance in the areas of health, safety and environment, mining, processing, assets integrity, project development and evaluation, and strategic planning. Key elements are standardisation of core processes to make them leading practice, the improvement of analytical tools, the introduction of common, transparent metrics and data to measure performance, and enhanced functional training and capability development of staff.
     A further Centre of Excellence focuses on major innovation likely to be required to develop the orebodies of the future.
     The total staff in Technology and Innovation at year end was 368, compared with 343 in 2005. The increase was due to the higher level of activity resulting from the current climate of growth in the industry.
     In July 2006, Grant Thorne succeeded Ian Smith as global head of Technology and Innovation.

Operations

Health, Safety and Environment
The HSE Centre of Excellence ensures that strategies and standards are in place to minimise HSE risk and drive performance. Activities support their implementation in the businesses and report results and performance trends to the board.
     Specific activities during 2006 included the embedding of key environmental standards and metrics within business units, complementing the health and safety standards which place Rio Tinto as an industry leader in terms of performance in these areas, and completing development of the product stewardship strategy, which integrates product stewardship into business systems, securing both market access and competitive advantage.

Innovation
The Innovation Centre of Excellence is designed to drive step change innovation for Rio Tinto, focused on a five to ten year timeframe. The main focus is on technologies applicable across the Group, particularly in mining, processing and energy.
     Key innovation programmes were undertaken in underground and surface mining as well as processing. Specific activities during 2006 focused on the block cave mining method, tunnel development and remote monitoring in underground mining, in pit material sizing and conveying, data fusion in surface mining, and process advances in ore sorting and comminution.

Shared Expertise
Shared Expertise, a core group of technical professionals located across five global offices, provides a breadth of experience and a multi disciplinary approach in delivering projects to the business units across the Group. This team works in partnership with the operating sites to implement leading practice. It also provides technical support on an ongoing basis as required.

Mining and Processing
The Mining and Processing Centres of Excellence address the core mine production processes. Specific activities in these areas during 2006 focused on continuing to establish and disseminate leading practice in orebody knowledge and value driven production planning across the operations.

Assets Integrity
The Assets Integrity Centre of Excellence develops world class asset management capabilities to create significant value for Rio Tinto. Activities for 2006 focused on the reliability and performance of physical assets across the Group, including the implementation of standards and internal league tables for maintenance of heavy mobile equipment such as trucks and shovels. This led to significant improvement in areas such as tyre life, truck utilisation and prolonging engine and component life.

Project Development and Evaluation
On 1 March 2007 the Projects Centre of Excellence and the Evaluation team were combined to form a new Centre for Excellence for Project Development and Evaluation (PDE). The principal accountabilities of PDE are to provide independent advice to the capital appraisal and approval process, and on the adequacy of project submissions, from prefeasibility studies through to execution and commissioning. It also conducts post investment reviews; and ensures that the substantial experience of the Group in project definition and delivery is reflected in future projects.

Rio Tinto 2006 Form 20-F	69

Back to Contents

Strategic Planning
The Strategic Planning Centre of Excellence focuses on three separate but related areas. These are value optimisation in the strategic planning horizon, risk assessment and management, and business improvement, providing a centre for coordinating leading practice for improvement methodologies across Rio Tinto.

Financial performance
2006 compared with 2005
The charge against net earnings for the group was US$50 million, compared with US$41 million in 2005. The increase was due to the greater level of activity, reflected also in the addition of staff.

2005 compared with 2004
The charge for the Technology group (including Health, Safety and Environment) against net earnings was US$41 million, compared with US$35 million in 2004. The increase was due to the great er level of activity in all Technology group units.

Rio Tinto 2006 Form 20-F	70

Back to Contents

SOCIETY AND ENVIRONMENT

Group employees

Approximate average for the year	Subsidiaries and jointly	Equity	Total
	controlled assets	accounted units

2002	29,000	8,000	37,000
2003	29,000	7,000	36,000
2004	28,000	4,000	32,000
2005	28,000	4,000	32,000
2006	31,000	4,000	35,000

Principal employee locations 2006

Australia / New Zealand			14,000
North America			10,000
Africa			5,000
Other			6,000

			35,000

Rio Tinto is in business to create value by finding and developing world class mineral deposits and operating and eventually closing operations safely, responsibly and efficiently. To do so, the Group takes a disciplined and integrated approach to the economic, social and environmental aspects of all its activities.
     The approach to achieving this is through implementation of the policies described in The way we work , Rio Tinto’s statement of business practice, at all levels of the business.
     The statement was published initially in January 1998 and revised in 2002 and 2003. It is now available in more than 20 languages. It is the result of wide internal consultation and discussion and represents shared values from around the Group.
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
     Rio Tinto has adopted the Association of British Insurers’ 2003 disclosure guidelines on social responsibility in preparing this report. Details of the Group’s overall and individual businesses’ social and environmental performance continue to be published on the Rio Tinto website: www.riotinto.com and in the Sustainable development review .

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
     As discussed in the section on Corporate governance on page 122, the boards established a process for identifying, evaluating and managing the significant risks faced by the Group. Directors meet regularly, have regular scheduled discussions on aspects of the Group’s strategy and full and timely access to the information required to discharge their responsibilities fully and effectively.
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
     The board’s Committee on social and environmental accountability reviews the effectiveness of policies and procedures. The committee comprises four non executive directors. It meets four times annually with the chief executive and heads of Technology, Health, Safety and Environment (HSE), and Communications and External Relations.
     Reports for the committee summarise significant matters identified through Rio Tinto’s assurance activities. These include reviews every four years of each business to identify and manage strategic risks in relation to health, safety, and the environment; audits against Rio Tinto standards; risk reviews for specific concerns; procedures and systems for reporting critical and significant issues and incidents; completion of annual internal control questionnaires by all Group business leaders covering the full spectrum of business and operational risk; and findings and recommendations of the independent external assurance and data verification programme. In 2006 a new Corporate Assurance function was established to integrate all assurance activities, including the assurance activities of Internal Audit, HSE, and Communities, into a single assurance process.

Policies, programmes and results
Implementation of the policies in The way we work is discussed in the following sections according to each policy area. Known risks arising from social and environmental matters and their management in Group businesses is described in

Rio Tinto 2006 Form 20-F	71

Back to Contents

the relevant Group operations section.
     In 2006 HSE developed an integrated HSE and Quality Management System. Implementation will commence in 2007 and is mandatory for all managed businesses.

Safety
Rio Tinto believes that all injuries are preventable and its goal is zero injuries. Wherever we operate, we hold the health and safety of our employees to be core values. This requires visible leadership and a culture of supportive workplace behaviour, as well as clear standards, consistent implementation, and the transfer of best practice and improvement throughout the Group.
     While in 2006 the safety record improved for the seventh consecutive year, there is still some way to go in achieving the goal of zero injuries. In 2006, very regrettably, three employees lost their lives at managed operations. The incidents have been investigated and actions taken to prevent recurrance. The Group has again demonstrated strong improvements in the year end lost time injury frequency rate (LTIFR) at 0.50 (2005: 0.56) and all injury frequency rate (AIFR) at 1.10 (2005: 1.35), reductions of 11 per cent and 18 per cent respectively. Rio Tinto set targets in 2003 for a 50 per cent reduction in LTIFR and AIFR by 2008 – in 2006 we were on trajectory to meet those targets.
     Fines for infringement of safety regulations involved nine operations, totalling US$34,794 (2005: US$87,600).

Occupational health
Occupational health is a major priority. Rio Tinto is committed to ensuring the good health of its employees and contractors.
     Our occupational health standards have now been implemented in 96 per cent of our businesses. In 2006 there were 32 new cases of occupational illness per 10,000 employees, a 40 per cent improvement compared with 54 in 2005. The Group has achieved a 69 per cent reduction in the rate of new cases of occupational illness since 2003.
     The nature of occupational illnesses is changing and we have active programmes in place to manage the emerging issues of stress, fatigue, and age related illnesses such as heart disease and reduced physical capacity. In 2006 we also revised our HIV/AIDS strategy and, whereas in the past our efforts had been concentrated on southern Africa, today our approach is global.
     In 2004, in order to focus attention on reducing noise induced hearing (NIHL) loss across the Group, a target was set of a 20 per cent reduction in the rate of exposure (per 10,000 employees) to a noise environment of more than 85 decibels (dB) between 2004 and 2008.
     Implementation of the hearing conservation standard has increased the awareness of NIHL, resulting in an increased baseline after 2004. The reported rate of exposure to more than 85 dB in 2006 was reduced by 1.0 per cent from 2004.
     Fines for infringement of occupational health regulations in 2006 involved two operations, totalling US$3,000 (2005: US$58,100).

Environment
Respect for the environment is at the heart of Rio Tinto’s approach to sustainable development. Wherever possible Rio Tinto prevents, or otherwise minimises, mitigates and remediates, harmful effects of the Group’s operations on the environment. The strategic framework used to improve environmental performance provides a coherent way of assessing and addressing risks to the business.
     We have devised and implemented a number of practical, core programmes covering the management of water, mineral and non mineral waste, air quality, product stewardship, land stewardship and biodiversity. These programmes involve input from our partners and local communities as well as from experts in these fields.
     Rio Tinto believes that emissions of greenhouse gases (GHGs) from human activities are contributing to climate change. Controlling GHG emissions is one of our biggest challenges, and the Group is working to reduce emissions from its processes and in the use of its products. We have five year targets to reduce our GHG emissions by four per cent per tonne of product and improve our energy efficiency by five per cent per tonne of product by 2008, compared with a 2003 baseline.
     In 2006, energy efficiency improved by 2.6 per cent compared with 2003, while GHG efficiency improved by 0.3 per cent. Both areas slipped from 2005 and remain below the trajectory needed to achieve the 2008 targets. Our emissions efficiency result is affected by both production interruptions and changes in the emissions intensity of purchased electricity. The scheduled maintenance shutdown of the Kennecott Utah copper smelter significantly impacted our performance per unit. Without the smelter shutdown our performance would have been one per cent better.
     We continued to engage with governments and stakeholders who are also trying to find solutions to climate change. In order to ensure that Group actions remain effective and that Rio Tinto maintains a leading position in this area, in 2006 Rio Tinto embarked on a new three year climate change plan. Changes in emission factors affected performance by a further 0.6 per cent.
     The improvement in freshwater withdrawal efficiency, at 11.5 per cent compared with 2003, remained on track to achieve the 2008 target of ten per cent.
     By the end of 2006, 96 per cent of operations had certified ISO 14001 or an equivalent environmental management system (EMS). There were eight significant environmental incidents in 2006, of which three were spills, compared with eight in 2005, of which two were spills. Fines for infringements of environmental regulations involved

Rio Tinto 2006 Form 20-F	72

Back to Contents

four operations and totalled US$56,799 (2005: US$67,900).

Land access
Rio Tinto manages 35,000 square kilometres of land, five per cent of which is disturbed for mining purposes. Rio Tinto seeks to ensure the widest possible support for its proposals throughout the life cycle of the Group’s activities by coordinating economic, technical, environmental and social factors in an integrated process.
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
     Businesses managed by Rio Tinto contributed US$96.4 million to community programmes in 2006 (2005: US$93.4 million) calculated on the basis of the London Benchmarking Group model. Of the total contributions, US$29.6 million was community investment and US$32.6 million in direct payments made under legislation or an agreement with a local community.

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
     New talent is essential to our business and Rio Tinto provides attractive career opportunities for outstanding graduates across many disciplines. However, the recent rapid growth in demand for skilled recruits, coupled with a reduced flow of qualified candidates from traditional schools, is making competition for human resources very intense within the mining industry. Making mining more attractive as a career is therefore crucial for our ability to access new people. We are committed to the training and development of our existing employees.
     People development in Rio Tinto is focused on ensuring leadership and competence across the Group. In addition to a comprehensive and customised series of leadership development programmes from supervisor through to managing director, Rio Tinto is developing a series of functional development programmes for professionals and practitioners across the Group, such as mining, processing or marketing.
     Beyond formal programmes we are also developing our own approach to coaching which will further strengthen our people development activities. This plus an increased focus on training and e-learning will be key to Rio Tinto’s people development strategy moving forward. Rio Tinto values diversity because we believe it confers a real business benefit. An international group like ours needs to be able to draw on the broad range of management experience and insight that can only come from a team of men and women with a diversity of racial and cultural backgrounds.
     In 2004, we focused on achieving specific diversity related targets important to the future of our organisation. While we continue to work towards these targets, these were reviewed and refined in 2006 to ensure their continuing alignment with our business objectives and needs. Diversity will continue to be an important people development agenda for the Group.

Rio Tinto 2006 Form 20-F	73

Back to Contents

     Rio Tinto requires safe and effective working relationships in all its operations. Whilst respecting different cultures, traditions and employment practices, common goals are shared, in particular the elimination of workplace injuries, and commitment to good corporate values and ethical behaviour.
     In 2005 and 2006, Group companies, mainly concentrated in Australia and North America, employed approximately 31,000 people and, together with Rio Tinto’s proportionate share of consolidated companies and equity accounted units, the total was approximately 35,000 (2005: 32,000). Wages and salaries paid in 2006 excluding Rio Tinto’s proportionate share of consolidated companies and equity accounted units, totalled US$2.5 billion (2005: US$2.1 billion).
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
     During the course of 2006, our Sustainable Development Leadership Panel (SDLP), composed of senior executives from all six product groups and corporate functions, focused on Rio Tinto’s sustainable development strategy. Input was sought from a wide range of sources, both within Rio Tinto and outside. The panel assessed the current status of sustainable development practice in the Group, decided that Rio Tinto should strive to be the sector leader in its contribution to sustainable development, and defined the areas we need to focus on in order to accomplish that goal.
     The focus areas include developing a sustainable development culture, similar to that already in place on safety, key performance indicators, effective communication, supply chain management, and taking account of sustainable development in risk management, long term, planning and mines of the future.
     To help explain the concepts of sustainable development, both to existing employees and newcomers, we introduced training and awareness raising tools throughout the Group. In addition, we are using another, more detailed programme for managers, based on the e-learning tool, Chronos, developed by the World Business Council for Sustainable Development and Cambridge University in the UK. By the end of 2006 more than 700 managers had participated in the programme.
     As a founding member of the International Council on Mining and Metals, Rio Tinto is committed to superior business practices in sustainable development. We have committed to implement the ICMM Sustainable Development Framework and comply with policy statements of the ICMM Council.

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
     The overall objective of the external assurance and data verification programme is to provide assurance that the material in the Sustainable development review is relevant, complete, accurate and responsive, and, in particular, that Rio Tinto’s policies and programmes are reflected in implementation activities at operations. In 2006, Environmental Resources Management (ERM) undertook the external assurance and data verification programme and the results are available in Rio Tinto’s Sustainable development review.

Competition
Rio Tinto has adopted a specific antitrust policy requiring all employees to compete fairly and to comply with relevant laws and regulations. Under the policy, guidance is provided on contacts with competitors and benchmarking as well as implementation of the policy in individual businesses. As integral parts of the policy, all relevant employees receive regular training and are required to certify annually that they are not aware of any antitrust violations. No violations were reported in 2006.

Rio Tinto 2006 Form 20-F	74

Back to Contents

FINANCIAL REVIEW

Cash flow

 2006 compared with 2005
Cash flow from operations, including dividends from equity accounted units, was a record US$10,923 million, 36 per cent higher than in 2005. The increase was mainly due to increased profits. There was a cash outflow on working capital in both years reflecting higher receivables across all product groups due to higher metal prices and sales volumes. The cash outflow on inventory was US$454 million in 2006 compared to US$249 million in 2005, partly due to increased operating activity and production costs.
     The Group invested at record levels, in particular in expansion projects. Expenditure on property, plant and equipment, exploration and other intangible assets was US$3,992 million in 2006, an increase of US$1,402 million over 2005. This included the second phase of the Dampier port and Yandicoogina iron ore mine expansions, as well as construction of the Hope Downs iron ore mine in Western Australia, the A418 dyke construction at the Diavik diamond mine, the Madagascar ilmenite mine and the capacity increases at Rio Tinto Energy America. Capital expenditure is expected to continue at a high level in 2007.
     Tax paid in 2006 increased to US$2,799 million, US$1,782 million higher than in 2005. The increase reflects higher profits including the lag effect of tax payments on higher profits from 2005.
     Acquisitions less disposals were US$279 million in 2006 mainly relating to the acquisition of an initial stake in Ivanhoe Mines. In 2005, there were net proceeds of disposal of US$321 million arising mainly from the sale of the Group’s interest in Lihir.
     Dividends paid in 2006 of US$2,573 million were US$1,432 million higher than dividends paid in 2005. These included the special dividend totalling US$1.5 billion which was paid to shareholders in April 2006. Capital management activity also included the on market buyback of Rio Tinto plc shares in 2006, comprising US$2,299 million from the 2006/07 programme and US$95 million in January from the 2005/06 programme (before deducting US$24 million proceeds from the exercise of options). In 2005 an off market buyback of Rio Tinto Limited shares returned US$774 million to shareholders and an on market buyback of Rio Tinto plc shares returned US$103 million.

2005 compared with 2004
Cash flow from operations, including dividends from equity accounted units at US$8,031 million, was 88 per cent higher than in 2004.
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
     Purchase of property, plant and equipment and intangible assets of US$2,590 million included the major port and rail infrastructure expansion in Western Australia, payments for coal reserves purchased by Rio Tinto Energy America, the expansion of Hail Creek coking coal and initial expenditure on the construction of a new dyke at Diavik.
     During the year the Group repaid US$893 million of its gross outstanding debt and cash balances increased by approximately US$2.0 billion. Dividends paid in 2005 of US$1,141 million were US$235 million higher than dividends paid in 2004 following the 20 per cent increase in the dividend declared in respect of the previous year. A capital return programme was commenced under which an off market buy back of Rio Tinto Limited shares was carried out, and subsequently an on market buy back of Rio Tinto plc shares. Almost two thirds of the US$1.5 billion capital management programme announced on 3 February 2005 had been completed by the end of January 2006.

Balance sheet
The balance sheet remained strong during the period, although record capital expenditure and the increased capital management activity resulted in an increase in net debt of US$1,124 million to US$2,437 million at 31 December 2006. Debt to total capital rose to 11 per cent but interest cover strengthened to 89 times.
     In 2006, net assets increased by US$3,646 million. Outside interests increased by US$362 million mainly due to retained profits at Robe River and IOC. Equity attributable to Rio Tinto shareholders increased by US$3,284 million: as net earnings attributable to Rio Tinto shareholders of US$7,438 million exceeded the combined amounts of share buybacks and dividends paid by US$2,207 million; and there was a positive currency translation effect of US$820 million mainly reflecting the eight per cent strengthening of the Australian dollar.
     The Group’s borrowings, net of related currency and interest rate swaps, totalled US$3.2 billion at 31 December 2006, of which US$1,143 million will mature in 2007. The majority of the Group’s borrowings relate to amounts issued under the Group’s corporate bond and medium term notes programmes totalling approximately US$2.0 billion, of which US$847 million will mature in 2007.
     In addition to the above, the Group’s share of the third party net debt of equity accounted units totalled US$459 million at 31 December 2006. This debt, which is set out in note 15 to the 2006 financial statements, is without recourse to the Rio Tinto Group.

Rio Tinto 2006 Form 20-F	75

Back to Contents

Financial risk management
The Group’s policies with regard to risk management are clearly defined and consistently applied. They are a fundamental principle of the Group’s long term strategy.
     The Group’s business is mining and not trading. The Group only sells commodities it has produced. In the long term, natural hedges operate in a number of ways to help protect and stabilise earnings and cash flow. The Group has a diverse portfolio of commodities and markets, which have varying responses to the economic cycle. The relationship between commodity prices and the currencies of most of the countries in which the Group operates provides further natural protection in the long term. These natural hedges reduce the relevance of derivatives or other forms of synthetic hedging. Such hedging is therefore undertaken to a strictly limited degree, as described in the sections on currency, interest rate, commodity price exposure and treasury management below.
     The Group’s 2006 financial statements and disclosures show the full extent of its financial commitments including debt.
     The risk factors to which the Group is subject that are thought to be of particular importance are summarised on pages 5 to 6.
     The effectiveness of internal control procedures continues to be a high priority in the Rio Tinto Group. The boards’ statement on internal control is included under Corporate governance on page 126.

Liquidity and capital resources
The unified credit status of the Group is maintained through cross guarantees whereby contractual obligations of Rio Tinto plc and Rio Tinto Limited are automatically guaranteed by the other. Rio Tinto plc and Rio Tinto Limited enjoy strong long and short term credit ratings from Moody’s and Standard and Poor’s. These ratings continue to provide financial flexibility and consistent access to debt via money or capital markets and enable very competitive terms to be obtained. The ratings outlook from both agencies is presently reported as ‘stable’. Credit ratings are not a recommendation to purchase, hold or sell securities, and are subject to revision or withdrawal at any time by the ratings organisation.
     Rio Tinto does not have a target debt/equity ratio, but has a policy of maintaining a flexible financing structure so as to be able to take advantage of new investment opportunities that may arise. This policy is balanced against the desire to ensure efficiency in the debt/equity structure of the Rio Tinto balance sheet in the longer term through pro-active capital management programmes.
     The Group maintains backup liquidity for debt maturing within 12 months and its commercial paper programmes by way of bank standby credit facilities, which totalled US$2.3 billion at 31 December 2006. These facilities, which were unused at the year end, can be drawn upon at any time on terms extending out to five years.
     As at 31 December 2006, the Group had contractual cash obligations arising in the ordinary course of business as follows:

Contractual cash obligations	Total	Less than 1	Between 1	Between 3	After 5
		year	and 3 years	and 5 years	years
	US$m	US$m	US$m	US$m	US$m

Debt (a)	3,179	1,157	847	544	631
Operating leases	427	62	72	51	242
Unconditional purchase obligations (b)	3,600	903	1,211	660	826
Deferred consideration	179	37	78	29	35
Other (c)	2,413	1,675	572	129	37

Total	9,798	3,834	2,780	1,413	1,771

Notes
(a)	Debt obligations include bank borrowings repayable on demand and reflect the impact of related currency and interest rates waps
(b)	Unconditional purchase obligations relate to commitments to make payments in the future for fixed or minimum quantities of goods or services at fixed or minimum prices. The future payment commitments have not been discounted and mainly relate to commitments under ‘take or pay’ power and freight contracts. They exclude unconditional purchase obligations of jointly controlled entities apart from those relating to the Group ’s tolling arrangements.
(c)	Other relates primarily to capital commitments.
(d)	In addition, the Group had liabilities for trade and other payables, other financial liabilities, tax and provisions.

Information regarding the Group’s pension commitments and funding arrangements is provided in the Post retirement benefits section of this Financial review and in note 46 to the 2006 financial statements.
     On the basis of the levels of obligations described above, the unused capacity under the Group’s commercial paper and European Medium Term Notes programmes, the Group’s anticipated ability to access debt and equity capital markets in the future and the level of anticipated free cash flow, there are reason able grounds to believe that the Group has sufficient short and long term sources of funding available to meet its liquidity requirements.
     The Group’s committed bank standby facilities contain no financial undertakings relating to interest cover. The Group has no financial agreements that would be affected to any material extent by a reduction in the Group’s credit rating. There are no covenants relating to corporate debt which are under negotiation at present.
     The Group’s policy is to centralise debt and surplus cash balances whenever possible.

Rio Tinto 2006 Form 20-F	76

Back to Contents

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
     In April 2006 the Group paid a US$1.5 billion special dividend (US$1.10 per share) announced as part of the 2006 capital management programme (see below). The special dividend was paid concurrently with the 2005 final ordinary dividend, but did not form part of the Group’s progressive ordinary dividend policy.
     The Group announced a re-basing of its ordinary dividend in February 2007, increasing the full year ordinary dividend in respect of 2006 by 30 per cent to 104 US cents. An interim dividend of 40 US cents was paid in October 2006 and a final dividend for the year of 64 US cents was paid in April 2007.

Capital management programme
On 2 February 2006 the Group announced a US$4 billion capital management programme, comprising the US$1.5 billion special dividend (US$1.10 per share paid in April 2006) referred to above and a US$2.5 billion share buyback programme over two years to the end of 2007.
     The US$4 billion programme was completed almost a year ahead of schedule in January 2007.
     On 27 October 2006, the Group announced an increase in the programme by US$3 billion to US$7 billion, to be completed over the remaining period to the end of 2007. The additional cash return is planned through the buyback of shares, subject to market conditions.
     As at 31 December 2006, the cumulative cash returns to shareholders under the 2005/06 and 2006/07 capital management programmes amounted to US$4.8 billion.

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
     Rio Tinto does not acquire or issue derivative financial instruments for trading or speculative purposes; nor does it believe that it has exposure to such trading or speculative holdings through its investments in joint ventures and associates. Derivatives are used to separate funding and cash management decisions from currency exposure and interest rate management. The Group uses interest rate swaps in conjunction with longer term funds raised in the capital markets to achieve a floating rate obligation which is consistent with the Group’s interest rate policy as described in the section on ‘Interest rates’ below. Currency swaps are used to convert debt or investments into currencies, primarily the US dollar, which are consistent with the Group’s policy on currency exposure management as described in Exchange rates, reporting currencies and currency exposure below. No material exposure is considered to exist by virtue of the possible non performance of the counterparties to financial instruments held by the Group.
     The derivative contracts in which the Group is involved are valued by reference to quoted market prices, quotations from independent financial institutions or by discounting expected cash flows.

Off balance sheet arrangements
In the ordinary course of business, to manage the Group’s operations and financing, Rio Tinto enters into certain performance guarantees and commitments for capital and other expenditure.
     The aggregate amount of indemnities and other performance guarantees, on which no material loss is expected, including those related to joint ventures and associates, was US$501 million at 31 December 2006.
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

Rio Tinto 2006 Form 20-F	77

Back to Contents

     However, this would also result in exchange gains on net debt denominated in US dollars held in non US functional currency operations, which has a positive effect on Rio Tinto’s EU IFRS profit and net earnings. It would also result in exchange gains and losses on intragroup balances denominated in US dollars held by non US functional currency operations. Such gains and losses on US dollar net debt and intragroup balances are excluded from underlying earnings.
     The following sensitivities give the estimated effect on underlying earnings of a ten per cent change in the full year average exchange rate, assuming that each exchange rate moved in isolation. Movements in exchange rates can cause movements in commodity prices and vice versa. However, the relationship between currencies and commodity prices is a complex one, with varying degrees of correlation depending on the currency in question. Where the functional currency of an operation is that of a country for which production of commodities is an important feature of the economy, such as the Australian dollar, there is a certain degree of natural protection against cyclical fluctuations in the long term, in that the currency tends to be weak, reducing costs in US dollar terms, when commodity prices are low, and vice versa.
     The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency working capital, US dollar net debt and intragroup balances. They should therefore be used with care.

Exchange rate sensitivities		2006
		Effect on underlying
	Average	earnings of 10%
	Exchange	change in full
	rate for	year average
	2006	+/- US$m

Australian dollar	75 US cents	280
Canadian dollar	88 US cents	80
Chilean peso	US$1 = 530 pesos	10
New Zealand dollar	65 US cents	6
South African rand	15 US cents	22
UK Sterling	184 US cents	15
Other	n/a	6

The sensitivities in the 2006 column are based on 2006 prices, costs and volumes and assume that all other variables remain constant.
     Gains and losses on exchange arising from net monetary assets/(liabilities), other than US dollar net debt and intragroup balances, that are not denominated in the functional currency of the relevant business unit are recorded in the income statement and are included in underlying earnings. The table below reflects the amounts of assets less liabilities, net of tax and outside interests as at the end of 2006, which expose the Group to such exchange gains and losses. These balances will not remain constant throughout 2007, however, and therefore these numbers should be used with care.

	Currency of exposure		2006
	US dollar	Other	Total
	US$m	US$m	US$m

Functional currency of business unit:
Australian dollar	487	1	488
Canadian dollar	86	8	94
South African rand	26	5	31
Other currencies	95	19	114

Total	694	33	727

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
     The Group finances its operations primarily in US dollars, either directly or using currency swaps, and a substantial part of the Group’s US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Exchange differences on net debt that hedges the net assets of entities with functional currencies other than the US dollar are dealt with through equity. All other exchange differences on net debt are dealt with in the income statement, but those related to US dollar net debt are excluded in arriving at underlying earnings. Exchange gains and losses which arise on balances between Group entities are taken to equity where that balance is, in substance, part of the Group’s net investment in a subsidiary or equity accounted unit. All other exchange differences on intragroup balances are dealt with in the income statement but are excluded from underlying earnings.
     The table below reflects the amounts of net debt and intragroup balances at the end of 2006, net of tax and outside interests, that expose the Group to exchange gains and losses that would be recorded in the income statement. These balances will not remain constant during 2007, however, and these numbers should therefore be used with care.

Rio Tinto 2006 Form 20-F	78

Back to Contents
		Net debt[1]	2006	Intragroup balances			2006
	Currency of exposure			Currency of exposure

	US$	Other	Total	US$	Other		Total
Functional currency of business unit:	US$m	US$m	US$m	US$m	US$m		US$m

United States dollar	—	(5)	(5)	—	2,747	[2]	2,747
Australian dollar	(516)	6	(510)	(1,522)	31		(1,491)
Canadian dollar	(106)	1	(105)	(245)	—		(245)
South African rand	(19)	—	(19)	(38)	(4)		(42)
Other currencies	17	4	21	(38)	20		(18)

Total	(624)	6	(618)	(1,843)	2,794		951

Notes
1	The table shows exposures after taking account of the impact of currency swaps. Further details of currency swaps are included in note 32 to the 2006 financial statements.
2	These amounts relate to intragroup liabilities denominated in Australian dollars reported by subsidiaries with a US dollar functional currency. They are shown as positive balances because they have the effect of offsetting the exposures resulting from external and intragroup US dollar liabilities in Australian functional currency subsidiaries.

The Group does not generally believe that active currency hedging would provide long term benefits to shareholders. Currency protection measures may be deemed appropriate in specific commercial circumstances and are subject to strict limits laid down by the Rio Tinto board. As set out in note 32 to the 2006 financial statements, as at 31 December 2006 there were derivative contracts to sell US$581 million and buy A$550 million and NZ$520 million in respect of future trading transactions. A significant part of the above hedge book was acquired with North Limited. North held a substantial hedge book on acquisition which has been retained but is not being renewed as maturities occur.
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

		2006
		Effect on net
	Closing	assets of
	exchange	10% change in
	rate	closing rate
	US cents	+/- US$m

Australian dollar	79	1,161
Canadian dollar	86	152
South African rand	14	(4)
UK Sterling	196	32
Other	—	(1)

Interest rates
Rio Tinto’s interest rate management policy is generally to borrow and invest cash at floating rates. Short term US dollar rates are normally lower than long term rates, resulting in lower interest costs to the Group. Furthermore, cyclical movements of interest rates tend to compensate in the long term, to an extent, for those of commodity prices. In some circumstances, an element of fixed rate funding may be considered appropriate. At the end of 2006, US$1.2 billion of the Group’s debt was at fixed rates after taking into account interest rate swaps. Based on the Group’s net debt at 31 December 2006, and with other variables unchanged, the approximate effect on the Group’s net earnings of a one percentage point increase in US dollar LIBOR interest rates would be a reduction of US$6 million.

Commodity prices
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits laid down by the Rio Tinto board and to rigid internal controls. Rio Tinto’s exposure to commodity prices is diversified by virtue of its broad commodity spread and the Group does not generally believe commodity price hedging would provide long term benefit to shareholders. The forward contracts to sell 420 million pounds of copper at a fixed rand price per pound were entered into as a condition of the refinancing of Palabora in 2005.
     Metals such as copper and aluminium are generally sold under contract, often long term, at prices determined by reference to prevailing market prices on terminal markets, such as the London Metal Exchange and COMEX in New York, usually at the time of delivery. Prices fluctuate widely in response to changing levels of supply and demand but, in the long run, prices are related to the marginal cost of supply. Gold is also pr iced in an active market in which prices respond to daily changes in quantities offered and sought. Newly mined gold is only one source of supply; investment and disinvestment can be important elements of supply and demand. Contract prices for many other natural resource products are generally agreed annually or for longer periods with customers, although volume commitments vary by product.

Rio Tinto 2006 Form 20-F	79

Back to Contents

     Approximately 53 per cent of Rio Tinto’s 2006 net earnings from operating businesses came from products whose prices were terminal market related and the remainder came from products priced by direct negotiation.
     Commodity prices increased rapidly in 2005 and 2006. Looking to 2007, there are a number of uncertainties in the global economy, not least the direction of inflation and interest rates in major economies. The Group expects some moderation of global economic growth, although confidence in Japan and Europe is increasing. Growth in China, which is critical to the demand outlook for many of the Group’s products, is expected to remain strong and well balanced. The Group continues to view the overall outlook for commodities as positive, with prices expected to remain well above their long run averages in 2007.
     Ore reserves (under Industry Guide 7) presented on pages 23 to 33 do not exceed the quantities that it is estimated could be extracted economically if future prices were to be in line with the average of historical prices for the three years to 30 June 2006, or contracted prices where applicable. For this purpose, contract ed prices are applied only to future sales volumes for which the price is predetermined by an existing contract; and the average of historical prices is applied to expected sales volumes in excess of such amounts. Moreover, reported ore reserve estimates have not been increased above the levels expected to be economic based on Rio Tinto's own long term price assumptions. Therefore, a reduction in commodity prices from the three year average historical price levels would not necessarily give rise to a reduction in reported ore reserves.
     The table below shows published ‘benchmark’ prices for Rio Tinto’s commodities for the last three years where these are publicly available, and where there is a reasonable degree of correlation between the benchmark and Rio Tinto’s realised prices. The prices set out in the table are the averages for each of the calendar years, 2004, 2005 and 2006. The Group’s revenue will not necessarily move in line with these benchmarks for a number of reasons which are discussed below.

			2004		2005		2006
Commodity	Source	Unit	US$		US$		US$

Aluminium	LME	pound	0.78		0.86		1.16
Copper	LME	pound	1.30		1.66		3.06
Gold	LBMA	ounce	409	.	444	.	602	.
Iron ore	Australian benchmark (fines)(a)	dmtu (b)	0.35		0.55		0.71
Lead	LME	pound	0.40		0.44		0.59
Molybdenum	Metals Week: quote for dealer oxide price	pound	16	.	31	.	25	.
Silver	LBMA	ounce	6.6		7.3		11.6
Zinc	LME	pound	0.48		0.63		1.49

Notes
(a)	average for the calendar year
(b)	dry metric tonne unit

The discussion of revenues below relates to the Group’s gross revenue from sales of commodities, including its share of the revenue of equity accounted units, as included in note 47 to the 2006 financial statements.
     The Australian iron ore fines benchmark increased by 19 per cent in April 2006. The higher prices, combined with higher volumes at Hamersley, contributed to an increase in the Group’s iron ore revenue of 26 per cent. The benchmark price increased by 71.5 per cent in April 2005 compared with 2004. This contributed to an increase in the Group’s iron ore revenue of 83 per cent, with the additional benefits of volume increases from the West Angelas and Yandicoogina expansions and the recovery of output at IOC, after a ten week strike in 2004.
     A significant proportion of Rio Tinto’s coal production is sold under long term contracts. In Australia, the prices applying to sales under the long term contracts are generally renegotiated annually; but prices are fixed at different times of the year and on a variety of bases. For these reasons, average realised prices will not necessarily reflect the movements in any of the publicly quoted benchmarks. Moreover, there are significant product specification differences between mines. Sales volumes will vary during the year and the timing of shipments will also result in differences between average realised prices and benchmark prices.
     Revenues of the Group’s Australian coal operations increased by two per cent in 2006. There was a sustained increase in the received price for thermal coal. This benefit was largely offset by lower coking coal sales because of market weakness and the delay in thermal coal shipments arising from congestion at Newcastle. Published market indications for Australian thermal coal show a slight increase in thermal coal prices in 2006 on a calendar year basis and a seven per cent increase in the coking coal benchmark price.
     Revenues from these operations increased by 45 per cent in 2005, benefiting from a significant increase in prices realised on sales both of thermal and coking coal yet published market indications for Australian thermal coal showed a reduction of ten per cent in 2005 compared with 2004. The coking coal benchmark price increased by 99 per cent in 2005.
     In the US, Rio Tinto Energy America’s revenues increased by 19 per cent in 2006, with higher realised prices for Powder River Basin coal and increased volumes. Published market indications of spot prices for Wyoming thermal coal show an increase of 24 per cent for the average spot price in 2006 compared with 2005. However, spot prices were volatile during the period. Revenues increased by six per cent in 2005, with benefits from higher prices limited by the influence of long term contracts. Published market indications of spot prices for Wyoming thermal coal showed an

Rio Tinto 2006 Form 20-F	80

Back to Contents

increase of 61 per cent in 2005 over 2004.
     Information included in the RWE NUKEM Inc. Price Bulletin indicated price increases of 71 per cent in 2006 and 54 per cent in 2005 for uranium oxide. The Group’s uranium revenue increased by 27 per cent in 2006 and by 23 per cent in 2005 as a result of higher prices. The large increases reported in the Price Bulletin are not fully reflected in the revenues for the period because uranium oxide is typically sold on long term contracts with pricing determined for several years beyond the commencement of the contracts. However, a significant portion of output from Rössing is not under long term contracts and there is therefore more exposure to the spot market from Rössing’s output than from ERA’s.
     Industrial Minerals sales are made under contract at negotiated prices. Revenue from industrial minerals increased by five per cent in 2006 against 2005. This was mainly attributable to improved prices and to stronger demand for titanium dioxide chloride feedstock. Revenue in 2005 was 17 per cent higher than in 2004. This was mainly attributable to strong price performance across all products at Rio Tinto Iron and Titanium and increased volumes, particularly at Richards Bay Minerals.
     The Aluminium group’s sales revenues are from aluminium, alumina and bauxite. Revenue increased by 27 per cent in 2006. Average aluminium prices quoted on the LME increased by 35 per cent in 2006 but achieved spot alumina prices were lower than in 2005. In 2005, revenue increased by 16 per cent while average prices quoted on the LME increased by ten per cent. In addition to these price increases, revenues reflected increased sales volumes, including the ramp up of output from Yarwun, which commenced shipments in November 2004.
     The Copper group also produces gold and molybdenum as significant by products. Total Copper group sales revenues in 2006 increased by 46 per cent over 2005. Copper revenues increased by 77 per cent, broadly in line with the 84 per cent increase in the LME price. Lower grades and therefore volumes at Grasberg more than offset the higher volumes at the other copper operations. A 22 per cent decrease in gold revenue was also attributable to lower grades at Grasberg which outweighed the effect of the 36 per cent increase in the gold price. Molybdenum revenue was only six per cent down on 2005 with record production at KUC offsetting much of the effect of the 20 per cent fall in price.
      In 2005, the Copper group’s revenues were 60 per cent higher than in 2004. Copper revenues increased by 33 per cent while the average LBMA copper price increased by 28 per cent. Revenues benefited both from the increase in prices and from increased volumes, including the effect of a return to full operations at Grasberg after a pit wall slippage in 2003. Gold revenues in 2005 were 69 per cent higher than in 2004 while the average LBMA gold price increased by nine per cent year on year. Revenues benefited from the price increase and also from the very substantial recovery in sales volumes at Grasberg. Average molybdenum prices quoted in Metals Week in 2005 almost doubled from the 2004 level. Sales revenue was over five times higher. In addition to the higher prices, this reflected a major step up in volumes achieved through changes in the mine plan at KUC to maximise molybdenum production in response to the strong market.
     Whilst the Diamond Trading Company (DTC) reported a two per cent increase in diamond prices in February, market reports indicated that prices were re-adjusted downwards in the second half of the year. While movements in the DTC price are a general indicator of the overall rough diamond market, they do not necessarily correlate closely with prices actually realised by Rio Tinto, which reflect the particular type of diamonds in its diverse product mix. The 22 per cent decrease in Diamond group revenue in 2006 against 2005 was almost wholly attributable to the softer markets experienced by Argyle which resulted in excess of US$100 million of surplus rough diamonds being held in inventory at the end of the year. Diamond revenue increased 45 per cent in 2005 against 2004. There was a six per cent increase in the DTC indicated price for rough diamonds in the year. The majority of the increase in Rio Tinto diamond revenues was attributable to higher volumes and higher prices at Argyle and the commencement of the Murowa operation.
     Lead, zinc and silver accounted for less than one per cent of revenue in each of the two years to 2006.
     The approximate effect on the Group’s underlying earnings of a ten per cent change from the full year average market price in 2006 for the following products would be:

		Average		Effect on underlying
		market price		earnings of 10% change in
		for 2006		full year average
	Unit	US$		+/- US$m

Copper	Pound	3.06		422
Aluminium	Pound	1.16		167
Gold	Ounce	602	.	46
Molybdenum	Pound	25	.	56
Iron ore	dmtu	n/a		367

The above sensitivities are based on 2006 volumes and give the estimated impact on underlying earnings of changes in prices assuming that all other variables remain constant. These should be used with care. As noted previously, the relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.

Rio Tinto 2006 Form 20-F	81

Back to Contents

Critical accounting policies and estimates

Dual listed company reporting
In previous years, the Form 20-F filed with the United States Securities and Exchange Commission (SEC), contained separate consolidated financial statements for the Rio Tinto plc and Rio Tinto Limited parts of the Group. These were presented on the basis of the legal ownership of the various operations within each part of the Group. The separate financial statements for Rio Tinto Limited included, on a consolidated basis, the Group undertakings under its legal ownership, and those for Rio Tinto plc included, on a consolidated basis, the Group undertakings under its legal ownership. This presentation of financial information filed with the SEC was on the assumption that the formation of the Group through the dual listed companies (DLC) arrangements was not a business combination. The financial statements filed with the SEC also included supplemental financial information that combined the consolidated financial statements of the Rio Tinto plc and Rio Tinto Limited parts of the Group to present the Rio Tinto Group, with no adjustment for fair values.
     This combined financial information for the Rio Tinto Group was consistent with the financial statements that were used for the purposes of satisfying the Group's reporting obligations in the United Kingdom and Australia. The combined financial statements for the Rio Tinto Group viewed the formation of the DLC as a business combination and accounted for the transaction as a merger in accordance with UK Financial Reporting Standard No. 6 Acquisitions and Mergers (‘FRS 6’). Applying FRS 6, Rio Tinto plc and Rio Tinto Limited were combined and presented as one economic entity with no adjustment for fair values.
     As permitted under the transitional arrangements set out in IFRS 1 ‘First time adoption of International Financial Reporting Standards’, which sets out the rules for first time adoption of IFRS, the Group did not apply the concepts of IFRS 3 ‘Business Combinations’ for business combinations prior to the first time application( of EU IFRS. Accordingly, the Group is following the same method of accounting for the DLC in its financial statements under EU IFRS as was historically followed under UK GAAP: the Group is presented as one economic entity at historical cost.
     Subsequent to the formation of the Group, the accounting model used in filings with the SEC for the presentation of financial statements of companies that form DLCs has changed. The formation of a new DLC is now viewed as a business combination. The Group now believes that it is preferable to treat the formation of the DLC as a business combination, and as a result, that the accounting and reporting of financial statements prepared in accordance with IFRS to the SEC will be consistent with the accounting and reporting in the United Kingdom and Australia.
     Accordingly, the Group has revised the presentation of its financial statements included in Form 20-F to account for the formation of the DLC as a business combination. As a consequence, separate financial statements for Rio Tinto plc and Rio Tinto Limited will no longer be presented. Instead, the financial statements will deal with the Rio Tinto Group as one combined economic entity. This new presentation is applied retrospectively for all periods presented. The EU IFRS information presented on this new basis in the 20-F is the same as the combined supplemental information for the Rio Tinto Group that was previously disclosed.
     Under US GAAP, the Group now accounts for the formation of the DLC using the purchase method. As a consequence of this treatment, Rio Tinto shareholders' funds under US GAAP at 31 December 2006 are US$1,519 million above those under IFRS; and US GAAP net earnings for 2006 are US$62 million below those under EU IFRS. Further information on the impact of purchase accounting under US GAAP is shown in note 48 to the 2006 financial statements.
     The 2006 Annual report and financial statements satisfy the obligations of Rio Tinto Limited to prepare consolidated accounts under Australian company law, as amended by an order issued by the Australian Securities and Investments Commission on 27 January 2006 (as amended on 22 December 2006). The 2006 financial statements disclose the effect of the adjustments to consolidated EU IFRS profit, consolidated total recognised income and consolidated shareholders’ funds for the Group that would be required under the version of IFRS that is applicable in Australia (‘Australian IFRS’).
     The US dollar is the presentation currency used in these financial statements, as it most reliably reflects the Group’s global business performance.

Ore reserve estimates
Rio Tinto estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (‘the JORC code’). The amounts presented under EU and Australian IFRS are based on the reserves, and in some cases mineral resources, determined under the JORC code.
     For the purposes of the Group’s financial information under US GAAP, ore reserves are computed in accordance with the SEC’s Industry Guide 7 and are shown on pages 23 to 33. Estimates of ore reserves and mineral resources in accordance with JORC are not shown in this combined annual report on Form 20-F.
     Ore reserves presented in accordance with SEC Industry Guide 7 do not exceed the quantities that, it is estimated, could be extracted economically if future prices were to be in line with the average of historical prices for the three years to 30 June 2006, or contracted prices where applicable. For this purpose, contracted prices are applied only to future sales volumes for which the price is predetermined by an existing contract; an d the average of historical prices is applied to expected sales volumes in excess of such amounts. Moreover, reported ore reserve estimates have not been increased above the levels expected to be economic based on Rio Tinto's own long term price assumptions. Therefore, a

Rio Tinto 2006 Form 20-F	82

Back to Contents

reduction in commodity prices from the three year average historical price levels would not necessarily give rise to a reduction in reported ore reserves.
     There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.
     Changes in the forecast prices of commodities, exchange rates, production cost s or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping calculations and provisions for close down, restoration and environmental clean up costs.

Asset carrying values
Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment provisions in a particular year. In 2006, the Group’s results included net impairment reversals of US$396 million (US$44 million after tax and outside shareholders interests). Impairments were reversed at KUC and IOC which more than offset impairment charges at Argyle and Tarong Coal. In 2005, there were no significant impairment charges or reversals. However in 2004, the Group incurred a US$558 million impairment charge, (US$321 million net of tax and outside shareholders’ interests).
     When such events or changes in circumstances impact on a particular asset or cash generating unit, its carrying value is assessed by reference to its recoverable amount being the higher of fair value less costs to sell and value in use (being the net present value of expected future cash flows of the relevant cash generating unit). The best evidence of an asset’s fair value is its value obtained from an active market or binding sale agreement. Where neither exists, fair value less costs to sell is based on the best information available to reflect the amount the Group could receive for the cash generating unit in an arm’s length transaction. In most cases this is estimated using a discounted cash flow analysis. The cash flows used in these analyses are particularly sensitive to changes in two parameters: exchange rates and commodity selling prices. The great majority of the Group’s sales are based on prices denominated in US dollars. To the extent that the currencies of countries in which the Group produces commodities strengthen against the US dollar without commodity price offset, cash flows and, therefore, net present values are reduced. Management considers that over the long term, there is a tendency for movements in commodity prices to compensate to some extent for movements in the value of the US dollar (and vice versa). But such compensating changes are not synchronised and do not fully offset each other.
     Recent favourable changes in commodity prices have exceeded adverse shifts in exchange rates. Comparing average exchange rates in 2006 against those in 2003, the Australian dollar strengthened by 16 per cent against the US dollar, the Canadian dollar strengthened by 24 per cent and the South African rand by ten per cent. Over the same period, commodity prices rose substantially: for example, copper prices increased by 281 per cent, aluminium by 79 per cent and gold by 66 per cent.
     Reviews of carrying values relate to cash generating units which, in accordance with IAS 36 ‘Impairment of Assets’, are identified by dividing an entity into as many largely independent cash generating streams as is reasonably practicable. In some cases the business units within the product groups consist of several operations with independent cash generating streams, which therefore constitute separate cash generating units.
     The cash flow forecasts are based on best estimates of expected future revenues and costs. These may include net cash flows expected to be realised from extraction, processing and sale of other mineralisation that does not currently qualify for inclusion in proven or probable ore reserves. Such non reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralisation that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.
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

Rio Tinto 2006 Form 20-F	83

Back to Contents

equipment generally relate to the expected life of the ore body. The life of the ore body, in turn, is estimated on the basis of the long term mine plan.
     Forecast cash flows are discounted to present values using Rio Tinto’s weighted aver age cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecast cash flows. For final feasibility studies and ore reserve estimation, internal hurdle rates are used which are generally higher than the weighted average cost of capital.
     Final feasibility studies, ore reserve estimates and value in use estimates are based on the exchange rates current at the time of the evaluation. In estimates of fair value, a forecast of the long term exchange rate is made having regard to spot exchange rates, historical data and external forecasts.
     Forecast cash flows for ore reserve estimation for JORC purposes and for impairment testing are based on Rio Tinto’s long term price forecasts. For final feasibility studies these prices and projected costs, are assumed to decline systematically in real terms.
     For the majority of Rio Tinto’s businesses, both by number and by value, the recoverable amounts are substantially in excess of the carrying value in the balance sheet. For a minority of the businesses the carrying value is close to their recoverable amount, and these are reviewed for impairment where required. The effects of exchange rate and commodity price changes on the values of these units relative to their book values are monitored closely.
     All goodwill and intangible assets that are not yet ready for use or have an indefinite life are tested annually for impairment regardless of whether there has been any change in events or circumstances.
     Under US GAAP, assumptions used in cash flow forecasts are principally the same as those used under EU IFRS, except that the estimated cash flows related to the liability for asset retirement obligations are excluded under US GAAP (and the related liabilities are excluded from the determination of the carrying value of the asset group). Goodwill is tested annually for impairment. Impairment of other intangible assets and of property, plant and equipment is only recognised when the anticipated undiscounted cash flows are insufficient to recover the carrying value of the asset group. Once impairment is determined, an asset is written down to its fair value, which is normally calculated using discounted cash flows, similar to those under EU IFRS and the result is generally similar to that under EU IFRS. It is not possible to reverse impairment charges under US GAAP.

Close down, restoration and clean up obligations
Provision is made for environmental remediation costs when the related environmental disturbance occurs, based on the net present value of estimated future costs.
     Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine. The costs are estimated on the basis of a closure plan. The cost estimates are calculated annually during the life of the operation to reflect known developments, eg updated cost estimates and revisions to the estimated lives of operations, and are subject to formal review at regular intervals. Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques. The initial closure provision together with changes, other than those arising from the unwind of the discount applied in establishing the net present value of the provision, are capitalised within property, plant and equipment and depreciated over the lives of the assets to which they relate.
     Clean up costs result from environmental damage that was not a necessary consequence of mining, including remediation, compensation and penalties. These costs are charged to the income statement. Provisions are recognised at the time the damage, remediation process and estimated remediation costs become known. Remediation procedures may commence soon after this point in time but can continue for many years depending on the nature of the disturbance and the remediation techniques.
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
     Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. If, however, the pits are highly integrated for the purpose of mine planning, the second and subsequent pits are regarded as extensions of the first pit in accounting for stripping costs. In such cases, the initial stripping of the second and subsequent pits is considered to be production phase stripping relating to the combined operation.
     Stripping of waste materials continues during the production stage of the mine or pit. Some mining companies expense these production stage stripping costs as incurred, while others defer such stripping costs. In operations that experience material fluctuations in the ratio of waste materials to ore or contained minerals on a year to year basis over the life of the mine or pit, deferral of stripping costs reduces the volatility of the cost of stripping expensed in individual

Rio Tinto 2006 Form 20-F	84

Back to Contents

reporting periods. Those mining companies that expense stripping costs as incurred will therefore report greater volatility in the results of their operations from period to period.
     Rio Tinto defers production stage stripping costs for those operations where this is the most appropriate basis for matching costs with the related economic benefits and the effect is material. Stripping costs incurred in the period are deferred to the extent that the current period ratio exceeds the life of mine or pit ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the ratio falls short of the life of mine or pit ratio. The life of mine or pit ratio is based on the proven and probable reserves of the mine or pit and is obtained by dividing the tonnage of waste mined either by the quantity of ore mined or by the quantity of minerals contained in the ore. In some operations, the quantity of ore is a more practical basis for matching costs with the related economic benefits where there are important by products or where the grade of the ore is relatively stable from year to year.
     The life of mine or pit waste-to-ore ratio is a function of the pit design and therefore changes to that design will generally result in changes to the ratio. Changes in other technical or economic parameters that impact on reserves will also have an impact on the life of mine or pit ratio even if they do not affect the pit design. Changes to the life of mine or pit ratio are accounted for prospectively.
     In the production stage of some operations, further development of the mine or pit requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported profits in subsequent periods on a units of production basis. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine or pit, before production commences.
     Deferred stripping costs are included in property, plant and equipment or in investment in equity accounted units, as appropriate. These form part of the total investment in the relevant cash generating unit, which is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in operating costs or in the Group’s share of the results of its jointly controlled entities and associates as appropriate.
     During 2006, production stage stripping costs incurred by subsidiaries and equity accounted operations exceeded the amounts charged against pre tax profit, which included net impairment reversals of US$36 million, by US$56 million (2005: US$93 million). The net book value carried forward in property, plant and equipment and in investments in equity accounted units at 31 December 2006 was US$929 million (2005: US$ 845 million).
     Information about the stripping ratios of the business units, including equity accounted units, that account for the majority of the deferred stripping balance at 31 December 2006, along with the year in which deferred stripping is expected to be fully amortised, is set out in the following table:

	Actual stripping ratio for the year			Life of mine stripping ratio

	2004	2005	2006	2004	2005	2006

Kennecott Utah Copper (2019) (a) (b)	1.83	2.02	2.04	1.24	1.51	1.36
Argyle Diamonds (2009) (a)	6.70	6.60	4.00	4.91	4.40	4.40
Grasberg Joint Venture (2015) (a)	3.39	3.12	3.01	2.43	2.43	2.63
Diavik (2008) (c)	1.47	1.21	0.89	0.94	0.91	0.96
Escondida (2042) (d)	0.11	0.09	0.08	0.11	0.12	0.12

Notes
(a)	Strip ratios shown are waste to ore.
(b)	Kennecott’s life of mine strip ratio decreased as the latest mine plan provides for the pit walls to be made steeper in an area within the mine which resulted in adding ore without adding waste.
(c)	Diavik’s strip ratio is disclosed as bank cubic metre per carat.
(d)	Escondida’s strip ratio is based on waste tonnes to pounds of copper mined.

Borax capitalised stripping costs as part of a distinct period of new development during the production stage of the mine. Capitalisation stopped in 2004. The capitalised costs will be fully amortised in 2034.
     In 2006, the Group adopted EITF Issue No. 04-06 'Accounting for Stripping Costs Incurred during Production in the Mining Industry' ('EITF 04-06') for US GAAP. Under EITF 04-06, stripping costs incurred during the production phase of a surface mine are considered variable production costs that should be recorded directly as a component of production cost, except to the extent they can be attributed to inventory in accordance with normal inventory valuation principles.
     As a consequence, on 1 January 2006 a cumulative adjustment of US$651 million (US$415 million net of taxation) attributable to subsidiaries was recognised directly in US GAAP equity. A further US$94 million net of taxation related to equity accounted units was recognised directly in US GAAP equity.

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

Rio Tinto 2006 Form 20-F	85

Back to Contents

was not taken into account in determining the deferred tax provision relating to such mineral rights because it is expected that the carrying amount will be recovered primarily through use and not from the disposal of the mineral rights. Also, the Group is only entitled to a deduction for capital gains tax purposes if the mineral rights are sold or formally relinquished.
     For acquisitions after 1 January 2004 provision for deferred tax on acquisition results in a corresponding increase in the amounts attributed to acquired assets and/or goodwill under EU IFRS.
    Under US GAAP, such provisions for deferred tax result in corresponding increases in the amounts attributed to acquired assets and/or goodwill irrespective of the date of acquisition. The different treatment of acquisitions prior to 1 January 2004, results in higher shareholders’ funds under US GAAP.

Post retirement benefits
For defined benefit post employment plans, the Group has adopted the option under IAS 19 to recognise the difference between the fair value of the plan assets (if any) and the present value of the plan liabilities as an asset or liability on the balance sheet and to record actuarial gains and losses directly in the Statement of Recognised Income and Expense.
     The most significant assumptions used in accounting for post retirement plans are the long term rate of return on plan assets, the discount rate and the mortality assumptions.
     The long term rate of return on plan assets is used to calculate interest income on pension assets, which is credited to the Group’s income statement. The discount rate is used to determine the net present value of future liabilities and each year the unwinding of the discount on those liabilities is charged to the Group’s income statement. The mortality assumption is used to project the future stream of benefit payments, which is then discounted to arrive at the net present value of liabilities.
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
     Details of the key assumptions are set out in note 46 to the 2006 financial statements.
     For 2006 the charge against income for post retirement benefits net of tax and minorities was US$158 million under EU IFRS. Under US GAAP the net cost was US$200 million. These charges include both pension and post retirement healthcare benefits. The charges are net of the expected return on assets which (net of tax and minorities) was US$228 million under EU IFRS and US$209 million under US GAAP.
     In calculating the 2006 EU IFRS expense the average future increase in compensation levels was assumed to be 4.7 per cent and the same rate will be used for 2007. For US GAAP, the 2006 average future increase in compensation levels was assumed to be 4.6 per cent and this will remain at 4.6 per cent for 2007. For EU IFRS, the average discount rate used for the Group’s plans in 2006 was 5.0 per cent and the average discount rate used in 2007 will be 5.4 per cent. This increase is attributable to higher bond yields across all regions. For US GAAP, the average discount rate used for the Group’s plans in 2006 was 5.2 per cent and the average discount rate to be used in 2007 will be 5.4 per cent. This is also due to higher bond yields.
     For both EU IFRS and US GAAP, the average expected long term rate of return on assets used to determine 2006 pension cost was 6.3 per cent. This will increase to 6.9 per cent for 2007. This is due to an increase in bond yields and a change in the methodology for setting the expected return on equity. Previously, the expected return on equities was set by reference to a fixed margin above inflation. This will be amended for 2007 so that the expected return on equities will be set by adding a risk premium to the yield on government bonds. This methodology is more consistent with that used by other major organisations and is considered to be more theoretically robust.
     Based on the known changes in assumptions noted above and other expected circumstances, the impact of post retirement costs on the Group’s EU IFRS net earnings in 2007 would be expected to decrease by some US$26 million to US$132 million. The impact of post-retirement benefits on the Group’s US GAAP net earnings in 2006 would be expected to decrease by some US$28 million to US$172 million. The actual charge may be impacted by other factors that cannot be predicted, such as the effect of changes in benefits and exchange rates.
     The table below sets out the potential change in the Group’s 2006 net earnings (after tax and outside interests) that would result from hypothetical changes to post retirement assumptions and estimates. The sensitivities are viewed for each assumption in isolation.

Rio Tinto 2006 Form 20-F	86

Back to Contents
	EU IFRS	US GAAP
Sensitivity of Group’s 2006 net earnings to changes in:	US$m	US$m

Expected return on assets
– increase of 1 percentage point	26	24
– decrease of 1 percentage point	(26)	(24)
Discount rate
– increase of 0.5 percentage points	1	8
– decrease of 0.5 percentage points	(1)	(8)
Salary increases
– increase of 0.5 percentage points	(4)	(6)
– decrease of 0.5 percentage points	4	6
Demographic – allowance for additional future mortality improvements
– overall increase of 5% in benefit obligation	(11)	(18)
– overall decrease of 5% in benefit obligation	11	18

The figures in the above table only show the impact on net earnings. Changing the assumptions would also have an impact on the balance sheet.
     The impact on cash flow in 2006 of the Group’s pension plans, being the employer contributions to defined benefit and defined contribution pension plans, was US$172 million. In addition there were contributions of US$19 million in respect of unfunded healthcare schemes. Contributions to pension plans for 2007 are estimated to be around US$8m higher than for 2006. Healthcare plans are unfunded and contributions for future years will be equal to benefit payments and therefore cannot be predetermined.
     Further information on pensions and other post retirement benefits is given in note 46 to the 2006 financial statements.

US deferred tax potentially recoverable
Rio Tinto’s US tax group have Alternative Minimum Tax (AMT) credits and temporary differences, which have the potential to reduce tax charges in future years. These potential reductions in future tax charges (‘possible tax assets’) totalled US$577 million at 31 December 2005. An asset of US$10 million was recognised in the balance sheet at 31 December 2005 based on utilisation of AMT credits projected for 2006.
     Principally as a result of current high commodity prices, US$140 million of these possible tax assets were realised in 2006. Updated projections of future taxable profits for the operations that form part of Rio Tinto’s US tax group resulted in the recognition of a further deferred tax asset of US$335 million during 2006. Having taken account of other adjustments this leaves possible tax assets of US$65 million. Recoveries are dependent on future commodity prices, costs, financing arrangements and business developments in future years.

Exploration
During the year the Group changed its policy on accounting for exploration and evaluation expenditure. Previously, the Group capitalised exploration and evaluation expenditure from acquisition of a beneficial interest or option in mineral rights. Full provision was made for impairment unless there was a high degree of confidence in the project’s viability and hence it was considered probable that future economic benefits would flow to the Group. If, as a result of developments in subsequent periods, the expenditure was considered to be recoverable, such provisions were reversed. Under the Group’s revised policy, exploration and evaluation expenditure is not capitalised until the point is reached at which there is a high degree of confidence in the project’s viability and it is considered probable that future economic benefits will flow to the Group. This change was made to improve the alignment of Rio Tinto’s accounting with the way that EU IFRS is being applied generally. Under US GAAP, exploration and evaluation expenditure is expensed as incurred.
     The carrying values of exploration assets are reviewed twice per annum by management and the results of these reviews are reported to the Audit committee. There may only be mineralised material to form a basis for the impairment review. The review is based on a status report regarding the Group’s intentions for development of the undeveloped property. In some cases, the undeveloped properties are regarded as successors to orebodies currently in production and will therefore benefit from existing infrastructure and equipment.

Temporary differences related to closure costs and finance leases
Under the ‘initial recognition’ rules in paragraphs 15 and 24 of IAS 12 ‘Income Taxes’, deferred tax is not provided on the initial recognition of an asset or liability in a transaction that does not affect accounting profit or taxable profit and is not a business combination.
     The Group’s interpretation of these initial recognition rules has the result that no deferred tax asset is provided on the recognition of a provision for close down and restoration costs and the related asset or on recognition of assets held under finance leases and the associated lease liability, except where these are recognised as a consequence of business combinations.

Rio Tinto 2006 Form 20-F	87

Back to Contents

    On creation of the closure provision, for instance, there is no effect on accounting or taxable profit because the cost is capitalised. As a result, the initial recognition rules would appear to prevent the recognition of a deferred tax asset in respect of the provision and of a deferred tax liability in respect of the related capitalised amount.
     The temporary differences will reverse in future periods as the closure asset is depreciated and when tax deductible payments are made that are charged against the provision. Paragraph 22 of IAS 12 extends the initial recognition rules to the reversal of temporary differences on assets and liabilities to which the initial recognition rules apply. Therefore, deferred tax is not recognised on the changes in the carrying amount of the asset which result from depreciation or from the changes in the provision resulting from expenditure. When tax relief on expenditure is received this will be credited to the income statement as part of the current tax charge. The unwind of the discount applied in establishing the present value of the closure costs does affect accounting profit. Therefore, this unwinding of discount results in the recognition of deferred tax assets.
     The application of this initial recognition exemption has given rise to diversity in practice: some companies do provide for deferred tax on closure cost provisions and the related capitalised amounts. Deferred tax accounting on initial recognition is currently the subject of an IASB/FASB convergence project which may at some future time require the Group to change this aspect of its deferred tax accounting policy.
     If the Group were to provide for deferred tax on closure costs and finance leases under EU IFRS (as is already the case for US GAAP), the impact on net earnings and shareholders’ equity would be as follows:

		Impact on closing
	Impact on net earnings	shareholders’ equity

	US$m %	US$m %

2006	9.001%	127.007%
2005	15.003%	120.008%
2004	20.006%	105.008%

Contingencies
Disclosure is made of material contingent liabilities unless the possibility of any loss arising is considered remote. Contingencies are disclosed in note 33 to the 2006 financial statements. These include tax assessments in Australia of approximately A$515 million which, based on Counsels’ opinion, the Group expects to be successful in challenging.

Underlying earnings
The Group presents ‘Underlying earnings’ as an additional measure to provide greater understanding of the underlying business performance of its operations. The adjustments made to net earnings to arrive at underlying earnings are explained above in the section on underlying earnings.

Rio Tinto 2006 Form 20-F	88

Back to Contents
Item 6.	Directors, Senior Management and Employees

Committee on social
	Audit	Nominations	Remuneration	and environmental
	committee	committee	committee	accountability

Chairman
Paul Skinner		•

Chief executive
Tom Albanese

Finance director
Guy Elliott

Non executive directors
Ashton Calvert AC *		•		•
Sir David Clementi *	•		•
Vivienne Cox *	•
Sir Rod Eddington *		•		•
Michael Fitzpatrick *	•		•
Richard Goodmanson *			•	•
Andrew Gould *	•		•
Lord Kerr of Kinlochard *	•			•
David Mayhew		•
Sir Richard Sykes *		•	•

* Independent

CHAIRMAN

Paul Skinner BA (Hons) (Law), DpBA (Business Administration) age 62.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2001, he was appointed chairman of the Group in November 2003. Paul was last re-elected by shareholders in 2005 and is chairman of the Nominations committee (note b).
Skills and experience: Paul graduated in law from Cambridge University and in business administration from Manchester Business School. He was previously a managing director of The “Shell” Transport and Trading Company plc and group managing director of The Royal Dutch/Shell Group of Companies, for whom he had worked since 1966. During his career he worked in all Shell’s main businesses, including senior appointments in the UK, Greece, Nigeria, New Zealand and Norway. He was CEO of its global Oil Products business from 1999 to 2003.
External appointments (current and recent):
Director of The ‘Shell’ Transport and Trading Company plc from 2000 to 2003.
Director of Standard Chartered plc since 2003.
Director of the Tetra Laval Group since 2005.
Director of L’Air Liquide SA since 2006.
Chairman of the International Chamber of Commerce (UK) since 2005.
Non executive member of the Defence Management Board of the UK Ministry of Defence since June 2006.
Member of the board of INSEAD business school since 1999.

CHIEF EXECUTIVE

Tom Albanese BS (Mineral Economics) MS (Mining Engineering) age 49.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since March 2006. Tom was elected by shareholders in 2006.
Skills and experience: Tom joined Rio Tinto in 1993 on Rio Tinto’s acquisition of Nerco and held a series of management positions before being appointed chief executive of the Industrial Minerals group in 2000, after which he became chief executive of the Copper group and head of Exploration in 2004. He took over as chief executive from Leigh Clifford with effect from 1 May 2007.
External appointments (current and recent):
Director of Ivanhoe Mines Limited since November 2006.
Director of Palabora Mining Company from 2004 to 2006.
Member of the Executive Committee of the International Copper Association from 2004 to 2006.

Rio Tinto 2006 Form 20-F	89

Back to Contents

FINANCE DIRECTOR

Guy Elliott MA (Oxon) MBA (INSEAD) age 51.
Appointment and election: Finance director of Rio Tinto plc and Rio Tinto Limited since 2002. Guy was last re-elected by shareholders in 2007.
Skills and experience: Guy joined the Group in 1980 after gaining an MBA. He has subsequently held a variety of commercial and management positions, including head of Business Evaluation and president of Rio Tinto Brasil.
External appointments (current and recent):
None.

NON EXECUTIVE DIRECTORS

Ashton Calvert AC, BSc (Hons) (Tas), DPhil (Oxon), Hon DSc (Tas) age 61.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2005. Ashton was re-elected by shareholders in 2007 (notes b, d and e).
Skills and experience: Ashton retired as secretary of the Department of Foreign Affairs and Trade of the Government of Australia in January 2005 after six and a half years in that position. He was educated at the University of Tasmania and, as a Rhodes scholar, also gained a doctorate in mathematics from Oxford University. During his career in the Australian foreign service he held appointments in Washington and, on four occasions, in Tokyo, where he was ambassador prior to his appointment as secretary. In these and other roles he developed extensive experience of the Asian countries which represent key markets for Rio Tinto.
External appointments (current and recent):
Director of Woodside Petroleum Limited since 2005.
Director of The Australian Trade Commission between 1998 and 2005.
Director of The Export Finance and Insurance Corporation between 1998 and 2005.
Director of The Australian Strategic Policy Institute between 2001 and 2005.

Sir David Clementi MA, MBA, FCA age 57.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2003. Sir David was last re-elected by shareholders in 2006 (notes a, c and e).
Skills and experience: Sir David is chairman of Prudential plc, prior to which he was Deputy Governor of the Bank of England. His earlier career was with Kleinwort Benson where he spent 22 years, holding various positions including chief executive and vice chairman. A graduate of Oxford University and a qualified chartered accountant, Sir David also holds an MBA from Harvard Business School.
External appointments (current and recent):
Chairman of Prudential plc since 2002.
Member of the Financial Reporting Council since 2003.

Vivienne Cox MA (Oxon), MBA (INSEAD) age 47.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2005. Vivienne was elected by shareholders in 2005 (notes a and e).
Skills and experience: Vivienne is currently executive vice president of BP p.l.c. for Gas Power & Renewables. She is a member of the BP group chief executive’s committee. She holds degrees in chemistry from Oxford University and in business administration from INSEAD. During her career in BP she has worked in chemicals, exploration, finance, and refining and marketing.
External appointments (current and recent):
Non executive Director of Eurotunnel plc between 2002 and 2004.

Sir Rod Eddington B.Eng M.Eng (University of Western Australia), D.Phil (Oxon) age 57.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2005. Sir Rod was elected by shareholders in 2006 (notes b, d and e).
Skills and experience: Sir Rod was chief executive of British Airways Plc until the end of September 2005. Prior to his role with British Airways, Sir Rod was Managing Director of Cathay Pacific Airways from 1992 until 1996 and Executive Chairman of Ansett Airlines from 1997 until 2000.
External appointments (current and recent):
Director of News Corporation plc since 1999.
Director of John Swire & Son Pty Limited since 1997.
Non executive chairman of JPMorgan Australia and New Zealand since January 2006.
Director of CLP Holdings since January 2006.
Director of Allco Finance Group Limited since July 2006.
Chief executive British Airways Plc from 2000 until 2005.
Chairman of the EU/Hong Kong Business Co-operation Committee of the Hong Kong Trade Development Council from 2002 until March 2006.

Rio Tinto 2006 Form 20-F	90

Back to Contents

Michael Fitzpatrick B. Eng (University of Western Australia), BA (Oxon) age 54.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since June 2006. Michael was elected by shareholders in 2007 (notes a, c and e).
Skills and experience: Michael recently sold his interest in, and ceased to be a director of, Hastings Funds Management Ltd., the pioneering infrastructure asset management company which he founded in 1994. He is Chairman of the Victorian Funds Management Corporation, which manages funds on behalf of the State of Victoria, and of Treasury Group Limited, an incubator of fund management companies. He is a commissioner of the Australian Football League, having previously played the game professionally, and is a former chairman of the Australian Sports Commission.
External appointments (current and recent):
Managing Director of Hastings Funds Management Ltd from 1994 to 2006.
Chairman of the Victorian Funds Management Corporation since 2006.
Chairman of Treasury Group Limited since 2005.
Director of Pacific Hydro Limited from 1996 to 2004.
Director of Australian Infrastructure Fund Limited from 1994 to 2005.
Director of the Walter & Eliza Hall Institute of Medical Research since 2001.

Richard Goodmanson MBA (Columbia University), BEc and BCom (University of Queensland), B. Eng. – Civil (Royal Military College, Duntroon)
age 59.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2004. He was elected by shareholders in 2005 and is chairman of the Committee on social and environmental accountability (notes c, d and e).
Skills and experience: Richard is executive vice president and chief operating officer of DuPont. During his career he has worked at senior levels for McKinsey & Co, PepsiCo and American West Airlines, where he was president and CEO. He joined DuPont in early 1999 and in his current position has responsibility for a number of the global functions, and for the non US operations of DuPont, with particular focus on growth in emerging markets.
External appointments (current and recent):
Executive vice president and chief operating officer of DuPont since 1999.
Chairman of the United Way of Delaware since January 2006 (director since 2002).
Director of the Boise Cascade Corporation between 2000 and 2004.

Andrew Gould BA FCA age 60.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2002. Andrew was last re-elected by shareholders in 2006. He is also chairman of the Audit committee (notes a, c and e).
Skills and experience: Andrew is chairman and chief executive officer of Schlumberger Limited, where he has held a succession of financial and operational management positions, including that of executive vice president of Schlumberger Oilfield Services and president and chief operating officer of Schlumberger Limited. He has worked in Asia, Europe and the US. He joined Schlumberger in 1975. He holds a degree in economic history from Cardiff University and qualified as a chartered accountant with Ernst & Young.
External appointments (current and recent):
Chairman and Chief Executive Officer of Schlumberger Limited since 2003.
Member of the Advisory Board of the King Fahd University of Petroleum and Minerals in Dhahran, Saudi Arabia since January 2007.
Member of the commercialization advisory board of Imperial College of Science Technology and Medicine, London since 2002.
Member of the UK Prime Minister’s Council of Science and Technology from 2004 to February 2007.

Lord Kerr of Kinlochard GCMG MA age 65.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2003. He was re-elected by shareholders in 2007 (notes a, d and e).
Skills and experience: An Oxford graduate, he was in the UK Diplomatic Service for 36 years an d headed it from 1997 to 2002 as Permanent Under Secretary at the Foreign Office. His foreign service included periods in the Soviet Union and Pakistan, and as Ambassador to the European Union (1990 to 1995), and the US (1995 to 1997). He has been a member of the House of Lords since 2004.
External appointments (current and recent):
Deputy Chairman of Royal Dutch Shell plc since 2005.
Director of The “Shell” Transport and Trading Company plc from 2002 to 2005.
Director of The Scottish American Investment Trust plc since 2002.
Chairman of the Court and Council of Imperial College, London since 2005.
Trustee of the Rhodes Trust since 1997, The National Gallery since 2002, and the Carnegie Trust for the Universities of Scotland since 2005.

Rio Tinto 2006 Form 20-F	91

Back to Contents

David Mayhew age 66.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2000. He was last re-elected by shareholders in 2006 (note b).
Skills and experience: David joined Cazenove in 1969 from Panmure Gordon. In 1972 he became the firm’s dealing partner and was subsequently responsible for the Institutional Broking Department. From 1986 until 2001 he was the partner in charge of the firm’s Capital Markets Department. He became Chairman of Cazenove on incorporation in 2001 and Chairman of JPMorgan Cazenove in 2005.
External appointments (current and recent):
Chairman of Cazenove Group Limited (formerly Cazenove Group plc) since 2001.
Chairman of Cazenove Capital Holdings Limited since 2005.

Sir Richard Sykes BSc (Microbiology) PhD (Microbial Biochemistry), DSc, Kt, FRS, FMedSci age 64.
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 1997. Sir Richard was appointed the senior non executive director in 2005 and is chairman of the Remuneration committee. Sir Richard was re-elected for a further term of office in 2007 but his intention is to retire after the annual general meetings in 2008 (notes b, c and e).
Skills and experience: After reading microbiology at the University of London, Sir Richard obtained doctorates in microbial chemistry and in science from the University of Bristol and the University of London respectively. A former chairman of GlaxoSmithKline plc Sir Richard is a Fellow of the Royal Society. He is currently Rector of Imperial College London.
External appointments (current and recent):
Director of Lonza Group Limited since 2003, Deputy Chairman since 2005.
Chairman of the Healthcare Advisory Group (Apax Partners Limited) since 2002.
Chairman of Metabometrix Ltd since 2004.
Chairman of Merlion Pharmaceuticals Pte Limited since 2005.
Chairman of OmniCyte Ltd since 2006
Chairman of Circassia Ltd since 2007
Director of Abraxis BioScience Inc since 2006.
Director of Bio*One Capital Pte Ltd since 2003
Chairman of GlaxoSmithKline plc between 2000 and 2002.
Rector of Imperial College London since 2001.
Trustee of the Natural History Museum, London between 1996 and 2005 and of the Royal Botanic Gardens, Kew between 2003 and 2005.

DIRECTOR RETIRING AT CONCLUSION OF THE 2007 ANNUAL GENERAL MEETINGS

Leigh Clifford B Eng (Mining), M Eng Sci age 59.
Appointment and election: Director of Rio Tinto plc since 1994 and Rio Tinto Limited since 1995, he was appointed chief executive in 2000.
Skills and experience: Leigh graduated from the University of Melbourne as a mining engineer and gained a Master of Engineering Science degree from the same University. He has held various roles in the Group’s coal and metalliferous operations since joining in 1970, including managing director of Rio Tinto Limited and chief executive of the Energy group. He was a member of the Coal Industry Advisory Board of the International Energy Agency for a number of years and its chairman from 1998 to 2000.
External appointments (current and recent):
Director Barclays Bank plc since 2004.
Chairman of the International Council on Mining & Metals since October 2006.
Director of Freeport-McMoRan Copper & Gold Inc between 2000 and 2004.
Appointed to Bechtel Board of Counsellors in May 2007.

Notes
(a)	Audit committee
(Sir David Clementi, Vivienne Cox, Michael Fitzpatrick, Andrew Gould and Lord Kerr of Kinlochard)
(b)	Nominations committee
(Paul Skinner, Ashton Calvert, Sir Rod Eddington, David Mayhew and Sir Richard Sykes)
(c)	Remuneration committee
(Sir David Clementi, Michael Fitzpatrick, Richard Goodmanson, Andrew Gould and Sir Richard Sykes)
(d)	Committee on social and environmental accountability
(Ashton Calvert, Sir Rod Eddington, Richard Goodmanson and Lord Kerr of Kinlochard)
(e)	Independent
(Ashton Calvert, Sir David Clementi, Vivienne Cox, Sir Rod Eddington, Michael Fitzpatrick, Richard Goodmanson, Andrew Gould, Lord Kerr of Kinlochard, Sir Richard Sykes)

Rio Tinto 2006 Form 20-F	92

Back to Contents

GROUP EXECUTIVES

For accounting standards purposes (IAS 24 and AASB 124) the Group’s key management personnel as defined, comprises the directors and the product group chief executives. From 1 June 2007 they include the Group executive Technology and Innovation, and the Group executive Business Resources.

Preston Chiaro BSc (Hons) Environmental Engineering, MEng Environmental Engineering), age 53.
Skills and experience:Preston was appointed chief executive of the Energy group in September 2003. He heads the Group’s climate change and sustainable development leadership panels. He joined the Group in 1991 at Kennecott Utah Copper’s Bingham Canyon mine as vice president, technical services. In 1995 he became vice president and general manager of the Boron operations in California. He was chief executive of Rio Tinto Borax from 1999 to 2003.
External appointments (current and recent):
Director of the World Coal Institute since 2003 (chairman since November 2006).
Member of the Executive board of the Coal Industry Advisory Board to the International Energy Agency since 2004.
Director of Energy Resources of Australia Limited
Director of Coal & Allied Industries Limited between 2003 and September 2006.
Director of Rössing Uranium Limited since 2004.

Bret Clayton BA (Accounting), age 44.
Skills and experience: Bret was appointed chief executive of the Copper group in July 2006. He joined the Group in 1995 and has held a series of management positions, including chief financial officer of Rio Tinto Iron Ore and president and chief executive officer of Rio Tinto Energy America. Prior to joining the Group, Bret worked for PricewaterhouseCoopers for nine years, auditing and consulting to the mining industry.
External appointments (current and recent):
Member of the Executive Committee of the International Copper Association since July 2006.

Oscar Groeneveld BE (Mining), MSc, DIC age 53.
Skills and experience:Oscar has been with the Group for over 30 years and was appointed chief executive of the Aluminium group in October 2004. Oscar has qualifications in engineering, science and management and is also responsible for Rio Tinto Japan, Kennecott Land and heads the Group’s safety leadership panel. He has occupied senior roles in coal, aluminium and technology and was the Copper group chief executive from 1999 to 2004. He was an executive director of the Group from 1998 to 2004.
External appointments (current and recent):
Director of Australian Aluminium Council since 2004.
Chairman of International Aluminium Institute since 2006.
Director of Rio Tinto plc and Rio Tinto Limited between 1998 and 2004.
Director of Freeport-McMoRan Copper & Gold Inc between 1999 and 2004.
Director of Palabora Mining Company Limited between 1999 and 2004.

Keith Johnson BSc (Mathematics), MBA age 45.
Skills and experience: Keith was appointed Group executive Business Resources on 1 June 2007 having been chief executive, Diamonds since 2003. He holds degrees in mathematics and management and is a Fellow of the Royal Statistical Society. Prior to joining Rio Tinto he worked in analytical roles in the UK Treasury, private consulting and the oil industry. He joined Rio Tinto in 1991 and has held a series of management positions including head of Business Evaluation and managing director of Comalco Mining and Refining.
External appointments (current and recent):
None.

Andrew Mackenzie BSc (Geology), PhD (Chemistry) age 50.
Skills and experience: Andrew was appointed chief executive Diamonds and Minerals on 1 June 2007. He joined Rio Tinto in 2004 as chief executive Industrial Minerals from BP Petrochemicals where he was group vice president. He spent 22 years with BP primarily in the UK and North America in senior positions including head of Capital Markets in BP Finance, chief reservoir engineer with oversight of oil and gas reserves and production, head of Government and Public Affairs worldwide and group vice president Technology which included responsibility for research and development and engineering.
External appointments (current and recent):
Director of Centrica plc since 2005. Trustee of Demos since 1998.

Rio Tinto 2006 Form 20-F	93

Back to Contents

Grant Thorne BSc (Hons) Metallurgy, PhD (Mineral Processing) age 57.
Skills and experience:
Grant was appointed Group executive Technology and Innovation on 1 June 2007. After tertiary study at the University of Queensland, he joined the Group in 1975 and has held senior operational roles in base metals, aluminium and coal. He was Vice-president of Research and Technology for Comalco from 1994 to 1995. His service has included appointments in Australia, Indonesia, Papua New Guinea and UK. Prior to his current appointment, he was Managing Director of Rio Tinto’s coal business in Australia. Grant is a Fellow and Chartered Professional (Management) of the Australasian Institute of Mining and Metallurgy.
External appointments (current and recent):
Member of the Coal Industry Advisory Board to the International Energy Agency from 2002 to 2006
Director of The Wesley Research Institute from 2002 to 2003
President of the Queensland Resources Council from 2002 to 2004
Managing Director of Coal and Allied Industries from 2004 to 2006

Sam Walsh B Com (Melbourne) age 57.
Skills and experience:
Sam was appointed chief executive of the Iron Ore group in 2004. He joined Rio Tinto in 1991, following 20 years in the automotive industry at General Motors and Nissan Australia. He has held a number of management positions within the Group, including managing director of Comalco Foundry Products, CRA Industrial Products, Hamersley Iron Sales and Marketing, Hamersley Iron Operations, vice president of Rio Tinto Iron Ore (with responsibility for Hamersley Iron and Robe River) and from 2001 to 2004 chief executive of the Aluminium group. Sam is also a Fellow of the Australian Institute of Management, the Australian Institute of Company Directors and the Australasian Institute of Mining and Metallurgy.
External appointments (current and recent):
Director of the Australian Mines and Metals Association, between 2001 and 2005.
Director of the Australian Chamber of Commerce and Industry, between 2003 and 2005.
Director of the Committee for Perth Ltd since 2006.

COMPANY SECRETARIES

Anette Lawless MA, FCIS age 50.
Skills and experience:
Anette joined Rio Tinto in 1998 and became company secretary of Rio Tinto plc in 2000. Before joining Rio Tinto, she spent 11 years with Pearson plc, five of which as company secretary. She qualified as a chartered secretary in 1989 and became a fellow of the ICSA in 1992. She also holds an MA from the Copenhagen Business School.
External appointments (current and recent):
Member of the Regulatory Decisions Committee of the UK Financial Services Authority from 2001 to 2006.

Stephen Consedine B Bus CPA age 45.
Skills and experience: Stephen joined Rio Tinto in 1983 and has held various positions in Accounting, Treasury, and Employee Services before becoming company secretary of Rio Tinto Limited in 2002. He holds a bachelor of business degree and is a certified practising accountant.
External appointments (current and recent):
None.

EMPLOYEES

Information on the Group’s employees including their costs, is on pages 71 to 74, and in notes 4 and 34 to the 2006 financial statements.

REMUNERATION

The Remuneration report to shareholders dated 24 February 2006 has been reproduced below, except that the page numbers have been revised to reflect those in this combined annual report on Form 20-F, Tables 3, 4 and 5 have been augmented to show share interests as at the latest practicable date.

Rio Tinto 2006 Form 20-F	94

Back to Contents

Remuneration report
Introduction This report forms part of the Directors’ report and covers the following information:
•	a description of the Remuneration committee and its duties;
•	a description of the policy on directors’, product group chief executives’ and company secretaries’ remuneration;
•	a summary of the terms of executive directors’ and product group chief executives’ contracts and non executive directors’ letters of appointment;
•	details of each director’s and product group chief executive’s remuneration and awards under long term incentive plans and the link to corporate performance;
•	details of directors’ and product group chief executives’ interests in Rio Tinto shares; and
•	graphs illustrating Group performance, including relative to the HSBC Global Mining Companies’ Index.

Remuneration committee The following independent, non executive directors were members of the Remuneration committee during 2006:
•	Sir Richard Sykes (chairman)
•	Sir David Clementi
•	Michael Fitzpatrick
•	Richard Goodmanson
•	Andrew Gould

The committee met four times during 2006 and members’ attendance is set out on page 123. The committee’s responsibilities are set out in its Terms of Reference, which can be viewed on Rio Tinto’s website. They include:
•	recommending remuneration policy relating to the executives to the board;
•	reviewing and determining the remuneration of the product group chief executives and the company secretary of Rio Tinto plc;
•	reviewing and agreeing management’s strategy for remuneration and conditions of employment for managers other than the executives;
•	monitoring the effectiveness and appropriateness of general executive remuneration policy and practice; and
•	reviewing the chairman’s fees.

Jeffery Kortum, global practice leader, Remuneration, attends the committee’s meetings in an advisory capacity. The chairman, Paul Skinner, the chief executive, Leigh Clifford and Tom Albanese, the chief executive designate, also participated in meetings at the invitation of the committee, but were not present when issues relating to their own remuneration were discussed. Anette Lawless, the company secretary of Rio Tinto plc, acts as secretary to the committee, but was not present when issues relating to her remuneration were discussed.
     In 2004, the committee appointed Kepler Associates, an independent remuneration consultancy, to provide advice on executive remuneration matters. Apart from providing specialist remuneration advice, Kepler Associates has no links to the Group.
     To carry out its duties in accordance with its Terms of Reference, the committee monitors global remuneration trends and developments and draws on a range of external sources of data, in addition to that supplied by Kepler Associates, including publications by remuneration consultants Towers Perrin, Hay Group, Mercer and Watson Wyatt.

Corporate governance
The committee reviewed its Terms of Reference in 2006 and concluded that, in the course of its business, it had covered the main duties set out in the Combined Code on Corporate Governance, published by the UK Financial Reporting Council (the Code), and Principle 9 of the Australian Securities Exchange (ASX) Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations (the ASX Principles), and was constituted in accordance with the requirements of the Code and the ASX Principles.
     The board considered the performance of the committee and confirmed that the committee had satisfactorily performed the duties set out in its Terms of Reference.
     The 2006 Remuneration report was approved by shareholders at the 2007 annual general meetings.

Executive remuneration
Rio Tinto is subject to a number of different reporting requirements for the contents of the Remuneration report . The Australian Corporations Act requires certain disclosures in respect of the five highest paid executives below board level, and Australian and International accounting standards (AASB 124 and IAS 24 respectively) both require additionaldisclosures for “key management personnel”. The board has considered the definition of “key management personnel” and has decided that, in addition to the executive and non executive directors, they comprise the six product group chief executives. In 2006, the five highest paid executives below board level in respect of whom disclosures are required are all product group chief executives. Throughout this report, the executive directors and the product group chief executives will collectively be referred to as the executives.

Rio Tinto 2006 Form 20-F	95

Back to Contents

Board policy
Rio Tinto operates in global, as well as local markets, where it competes for a limited resource of talented executives. It recognises that to achieve its business objectives, the Group needs high quality, committed people.
     Rio Tinto has therefore designed an executive remuneration policy to support its business goals by enabling it to attract, retain and appropriately reward executives of the calibre necessary to pro duce very high levels of performance. This policy is regularly reviewed to take account of changing market, industry and economic circumstances, as well as developing Group requirements.

The main principles of the Group’s executive remuneration policy are:
•	to provide total remuneration which is competitive in structure and quantum with comparator companies’ practices in the regions and markets within which the Group operates;
•	to achieve clear alignment between total remuneration and delivered business and personal performance, with particular emphasis on shareholder value creation and performance in the health, safety and environmental areas;
•	to link variable elements of remuneration to the achievement of challenging performance criteria that are consistent with the best interests of the Group and shareholders over the short, medium and long term;
•	to provide an appropriate balance of fixed and variable remuneration; and
•	to provide appropriate relativities between executives within Rio Tinto, in order to support executive placements to meet the needs of the Group.

The composition of total remuneration packages for management, including the remuneration of the company secretaries, is designed to provide an appropriate balance between fixed and variable components. This is in line with Rio Tinto’s stated objective of aligning total remuneration with personal and business performance. Details of the executives’ remuneration composition are set out in Table 1 on pages 107 to 108.
     The Group’s return to shareholders over the last five years is set out in the table on page 101.

Remuneration components

Base salary
Base salaries for executives are reviewed annually and adjusted as necessary, taking in to account the nature of the individual executive’s role, external market trends and business and personal performance. The Remuneration committee uses a range of international companies of a similar size, global reach and complexity to make this comparison.
     Executive remuneration is explicitly related to business performance through the following long and short term arrangements:

Short term incentive plan (STIP)
STIP is a cash bonus plan, designed to support overall remuneration policy by:
•	focusing participants on achieving calendar year performance goals which contribute to sustainable shareholder value; and
•	providing significant bonus differential based on performance against challenging personal, business, and other targets, including safety.

The Remuneration committee reviews and approves performance targets and objectives for ex ecutives annually. Executive directors’ STIP payments are linked to three performance criteria: Group financial performance, Group safety performance and personal performance. Product group chief executives’ STIP payments are linked to Group and product group financial performance, product group safety performance and personal performance. Group and product group financial performance is partly measured on an actual underlying earnings basis and partly on a basis normalised for fluctuations of market prices and exchange rates.
     The target level of bonus for executives for 2007 is 60 per cent of salary, the same as 2006. Executives may receive up to twice their target (ie up to 120 per cent of salary) for exceptional performance against all criteria.
     Details relating to STIP awards for 2006 are on page 104.

Long term incentives
Shareholders approved two long term incentives for senior employees including executives at the annual general meetings in 2004, the Share Option Plan and the Mining Companies Comparative Plan.
     These are intended to provide the Remuneration committee with a means of linking management’s rewards to Group performance. Total shareholder return (TSR) was, at the time of the introduction of these plans, considered the most appropriate measure of a company’s performance for the purpose of share based long term incentives and a TSR performance measure was therefore applied to both plans. The committee intends to review the incentive structure and performance criteria over the next 12 months to ensure continued relevance and effectiveness.

Rio Tinto 2006 Form 20-F	96

Back to Contents

Share Option Plan (SOP)
Each year, the Remuneration committee considers whether a grant of options should be made under the SOP, and if so, at what level. In arriving at a decision, the committee takes into consideration the personal performance of each executive as well as local remuneration practice. The maximum grant under the SOP is three times salary, based on the average share price over the previous financial year. Under the SOP, options are granted to purchase shares at a weighted average market price using the closing share price for the five days preceeding the grant. No options are granted at a discount and no amount is paid or payable by the recipient upon grant of the options. Grants made to executives are set out in Table 5 on pages 116 to 121.
     No options will become exercisable unless the Group has met stretching performance conditions. In addition, before approving any vesting and regardless of performance against the respective performance conditions, the Remuneration committee retains discretion to satisfy itself that the TSR performance is a genuine reflection of underlying financial performance.
     Under the plan, vesting is subject to Rio Tinto’s TSR equalling or outperforming the HSBC Global Mining Index over a three-year performance period. The HSBC Global Mining Index covers the mining industry in 26 countries. Rio Tinto’s TSR is calculated as a weighted average of the TSR of Rio Tinto plc and Rio Tinto Limited. If TSR performance equals the index, the higher of one third of the original grant or 20,000 options will vest (subject to the actual grant level not being exceeded). The full grant vests if the TSR performance is equal to or greater than the HSBC Global Mining Index plus five per cent per annum. Historically, TSR performance at this level has been equivalent to the upper quartile of companies in the index. Between these points, options vest on a sliding scale, with no options becoming exercisable for a three year TSR performance below the index.
     Options granted under the 2004 plan before 31 December 2006 will be subject to a single fixed base re-test five years after grant if they have not vested after the initial three year performance period, with options granted after 31 December 2006 not subject to any re-test. These latter options will, therefore, lapse if they do not vest at the conclusion of the three year performance period.
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
     All SOP grants made prior to 2004 under the rules approved by shareholders in 1998 have now vested in full. The SOP grant made in 2004 was due for testing against the performance condition in 2007. The performance condition was not achieved and these options have therefore not vested.
     SOP options may, upon exercise, be satisfied by treasury shares, the issue of new shares or the purchase of shares on market.

Mining Companies Comparative Plan (MCCP)
Rio Tinto’s performance share plan, the MCCP, provides participants with a conditional right to receive shares. The maximum conditional award under the current MCCP is two times salary, calculated using the average share price over the previous financial year. Awards made to executive directors and product group chief executives are set out in Table 4 on pages 112 to 115.
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
     The performance condition compares Rio Tinto’s TSR with the TSR of a comparator group of 15 other international mining companies over the same four year period. The composition of this comparator group is reviewed regularly by the committee to provide continued relevance in a consolidating industry. The members of this group relevant to the 2006 conditional award are listed at the bottom of the ranking table below. The comparator group for the 2007 conditional award will be determined by the Remuneration committee prior to approving the award.
     The following table shows the percentage of each conditional award which will be received by executives based on Rio Tinto’s four year TSR performance relative to the comparator group for conditional awards made after 1 January 2004:

Rio Tinto 2006 Form 20-F	97

Back to Contents
Ranking in comparator group
Percentage vesting:
	1st-2nd	3rd	4th	5th	6th	7th	8th	9th-16th

%	150	125	100	83.75	67.5	51.25	35	—

The historical ranking of Rio Tinto in relation to the comparator group is shown in the following table:

Ranking of Rio Tinto versus comparator companies
Period	Ranking out of 16

1993 - 97	4
1994 - 98	4
1995 - 99	2
1996 - 00	2
1997 - 01	2
1998 - 02	3
1999 - 03	7
2000 - 04	11
2001 - 05	10
2002 - 06	10

Note
Comparator companies for the 2006 Conditional Award were:
Alcan, Alcoa, Anglo American, Barrick Gold, BHP Billiton, Cameco Corporation, Cia Vale do Rio Doce, Freeport-McMoRan Copper & G old, Grupo Mexico, INCO, Newmont, Peabody, Phelps Dodge, Teck Cominco and Xstrata

Before awards are released to participants, the external auditors and Kepler Associates independently review the Group’s TSR performance compared to that of the comparator companies.
     Awards are released to participants as either Rio Tinto plc or Rio Tinto Limited shares or as an equivalent amount in cash. In addition, for MCCP Conditional Awards made after 1 January 2004, a cash payment equivalent to the dividends that would have accrued on the vested number of shares over the four year period will be made to executives.
     Shares to satisfy the vesting may be treasury shares, shares purchased in the market, by subscription, or, in the case of Rio Tinto Limited, transfers of existing shares.

New restricted share plan
The Remuneration committee has approved a restricted share plan for senior employees below director and product group chief executive level. The new plan is designed to support the Group’s ability to attract and retain key staff in an increasingly tight and competitive labour market. Under the new plan, eligible employees may receive a conditional award of shares which will vest, wholly or partly, when performance conditions laid down by the Remuneration committee at the time of the award have been satisfied. Shares to satisfy these awards will be purchased in the market. No directors are eligible to participate and no new shares will be issued to satisfy awards under this plan.

Post employment benefits
Under current pension arrangements, executives in the UK can take their pension benefits unreduced for early payment from the age of 60. Executives with Australian employment contracts would normally be expected to retire at age 62. In 2004, Leigh Clifford’s contractual retirement age was reduced from 62 to 60, with a corresponding change to his retirement arrangements.

United Kingdom
Guy Elliott and Tom Albanese participate in the non contributory Rio Tinto Pension Fund, a funded occupational pension scheme approved by HM Revenue and Customs. The Fund provides both defined benefit and defined contribution benefits. In April 2005, the defined benefit section of the Fund was closed to new participants.
     Members of the defined benefit section of the Fund who retire early may draw a pension reduced by approximately four per cent a year for each year of early payment. Spouse and dependants’ pensions are also provided. Pensions paid from this section are guaranteed to increase annually in line with increases in the UK Retail Price Index subject to a maximum of ten per cent per annum. Increases above this level are discretionary.
     During 2006, there was no requirement for Company cash contributions to be paid into the Rio Tinto Pension Fund.
     Rio Tinto reviewed its pension policy in the light of the legislation changes introduced from April 2006. The Rio Tinto Pension Fund was amended to incorporate a fund specific limit equivalent to the earnings cap for all members previously affected; unfunded benefits continue to be provided, where already promised, on pensionable salary above the fund specific limit.
     Guy Elliott is accruing a pension of 2.3 per cent of basic salary for each year of service with the Company to age 60. Proportionally lower benefits are payable on leaving service or retirement prior to the age of 60. The unfunded arrangements described above will be utilised to deliver this promise to the extent not provided by the Fund.
     Rio Tinto plc exercised discretion to allow Tom Albanese to join the Rio Tinto Pension Fund as a member of the

Rio Tinto 2006 Form 20-F	98

Back to Contents

defined benefit section on 1 July 2006 in recognition of his participation in one of the US defined benefit pension arrangements offered by Rio Tinto prior to that date. He is accruing a pension of two thirds of basic salary payable at the normal retirement age of 60, subject to completion of 20 years’ service with the Group, inclusive of benefits accrued under the US pension arrangements. Proportionally lower benefits are payable for shorter serv ice or, if having attained 20 years’ service, retirement is taken prior to the age of 60. His benefits under the Rio Tinto Pension Fund are restricted to the fund specific limit, with the balance provided through unfunded arrangements.

Australia
Leigh Clifford is a member of the Rio Tinto Staff Superannuation Fund, a funded superannuation fund regulated by Australian legislation. The fund provides both defined benefit and defined contribution benefits. Leigh Clifford is a defined benefit member, accruing lump sums payable on retirement. Retirement benefits are limited to a lump sum multiple of up to seven times final basic salary at age 62, although, as stated above, Leigh Clifford will retire at age 60. For retirement after 62, the benefit increases to up to 7.6 times average salary at age 65.
     Death in service and disablement benefits are provided as lump sums and are equal to the prospective age 65 retirement benefit. Proportionate benefits are also payable on termination of employment for ill health or resignation.
     Executives are not required to pay contributions. During 2006, Company cash contributions were paid into the Rio Tinto Staff Superannuation Fund to fund members’ defined benefit and defined contribution benefits.

Other pensionable benefits
The percentage of total remuneration which is dependent on performance is substantial. For Australian participants annual STIP awards are pensionable up to a maximum value of 20 per cent of basic salary. This results in a defined contribution payment equivalent to 20 per cent of the pensionable component of STIP and does not impact the defined benefit component. For the UK executive directors basic pay only is pensionable.
     Details of directors’ pension and superannuation entitlements are set out in Table 2 on page 110.

Performance and non performance related remuneration
Total remuneration is a combination of fixed and performance related elements, each of which is described in this report. In addition, some executives have specific arrangements for remuneration outside these core elements. They include expatriate/secondment packages, which may include items such as housing benefit, assistance with incremental school fees and tax equalisation. Other compensation includes medical insurance, the provision of a company car and fuel, or an allowance in lieu, 401k contributions in the USA, annual leave accruals and professional advice. The total remuneration for executives shown in Table 1 includes these non performance related items, which are specific to the circumstances of each executive.
     The performance related, or variable, elements are the short and long term incentive plans, which are linked to achievement of business and personal performance goals and are, therefore, “at risk”. The rest of the elements of the package are “fixed”, as they are not at risk, although some, such as base salary, are also related to performance.
     Excluding post employment costs and expatriate secondment costs, employment costs and other benefits, the proportion of total direct remuneration provided by way of variable components, assuming target levels of performance, is approximately 68 per cent for the chief executive, 62 per cent for the finance director and between 62 per cent and 68 per cent for the product group chief executives. Variable components comprise the Short Term Incentive Plan, the Share Option Plan and the Mining Companies Comparative Plan (STIP, SOP and MCCP). The actual proportion of total direct remuneration provided by way of variable components is set out in Table 1 on pages 107 to 109 and may differ from these target percentages depending on Company and personal performance.

Share based remuneration not dependent on performance
Executives may participate in share and share option plans that apply to all employees at particular locations and for which neither grant nor vesting is subject to the satisfaction of a performance condition. These plans are consistent with standard remuneration practice whereby employees are offered share and option plan participation as part of their employment entitlements in order to encourage alignment with the long term performance of the Company.
     Executives employed in the Rio Tinto plc part of the Group may participate in the Rio Tinto plc Share Savings Plan, a savings-related plan which is open to employees in the UK and elsewhere. Under the plan, participants can save up to £250 per month, or equivalent in local currency, for a maximum of five years. At the end of the savings period participants may exercise an option over shares granted at a discount of up to 20 per cent to the market value at the time of the grant. The number of options to which participants are entitled is determined by the option price, the savings amount and the length of the savings contract. No consideration is paid or payable by the participant on receipt of the options. The UK section of this plan is Inland Revenue approved.
     Eligible UK employees, including some of the executives, may also participate in the Rio Tinto Share Ownership Plan, an Inland Revenue approved share incentive plan which was approved by shareholders at the 2001 annual general meeting and introduced in 2002. Under this plan, participating employees can save up to £125 per month, which the plan administrator invests in Rio Tinto plc shares. Rio Tinto matches these purchases on a one-for-one basis. In addition, eligible employees may receive an annual award of Rio Tinto shares up to a maximum of five per cent of salary, subject to a cap of £3,000.
     Executives employed in the Rio Tinto Limited part of the Group may elect to participate in the Rio Tinto Limited Share Savings Plan, also introduced in 2001, which is similar to the Rio Tinto plc Share Savings Plan.

Rio Tinto 2006 Form 20-F	99

Back to Contents

Service contracts
Each of the executives has a service contract with a Group company.
     It is the Group’s policy that executives’ service contracts have no fixed term but are capable of termination giving no less than 12 months’ notice. Notice periods for executives are as follows:

Notice periods
Remaining
service period
	Date of	Notice	if less than
Name	Agreement	period	12 months

Executive directors
Leigh Clifford	30 Mar 2005	12 months	7 months
Guy Elliott	19 Jun 2002	12 months	N/A
Tom Albanese	10 Apr 2006	12 months	N/A
Product group chief executives
Preston Chiaro	30 Sep 2003	12 months	N/A
Oscar Groeneveld	1 Oct 2004	12 months	N/A
Bret Clayton	1 Jun 2006	12 months	N/A
Keith Johnson	12 Mar 2004	12 months	N/A
Andrew Mackenzie	4 May 2004	12 months	N/A
Sam Walsh	3 Aug 2004	12 months	N/A

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
     There were no termination payments made in 2006.

Shareholding policy
In 2002, the committee decided that it would be appropriate to encourage executives to build up a substantial shareholding, aiming to reach a holding equal in value to two times base salary over five years. Details of executives’ share interests in the Group are set out in Table 3 on page 111.
     In 2006, the board recommended that non executive directors be encouraged to build up a shareholding equal in value to one year’s base fees. To help facilitate this, the Companies have put in place share purchase plans under which non executive directors can elect to invest a proportion of their fees net of tax on a regular basis.

Remuneration paid in 2006

Performance of Rio Tinto, product groups and individual executives
2006 was another year of strong operational performance and was the third successive year of record results for the Group.
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

TSR (£) – Rio Tinto plc v FTSE 100
Total return basis Index 2001 = 100

Rio Tinto 2006 Form 20-F	100

Back to Contents

TSR (A$) – Rio Tinto Limited v ASX All Share
Total return basis Index 2001 = 100

TSR (US$) – Rio Tinto Group v HSBC Global Mining Index
Total return basis Index 2001 = 100

The effect of this performance on shareholder wealth, as measured by TSR, is detailed in the table below and the relationship between TSR and executive remuneration is discussed in the Executive remuneration and Remuneration components sections above.

Rio Tinto shareholder return 2002-2006
	Dividends per share	Share price –		Share price –		Total shareholder return
Year	paid during the year	Rio Tinto plc		Rio Tinto Limited		(TSR)

		1 Jan	31 Dec	1 Jan	31 Dec	plc	Limited	Combined
	US cents	pence	pence	A$	A$	%	%	%

2006	191.5	2,655	2,718	69.00	74.30	6.3	12.2	7.6
2005	83.5	1,533	2,655	39.12	69.00	77.5	81.3	78.4
2004	66.0	1,543	1,533	37.54	39.12	1.7	7.4	3.0
2003	60.5	1,240	1,543	33.95	37.54	27.9	14.7	24.8
2002	68.5	1,316	1,240	37.21	33.95	(2.3)	(5.4)	(3.0)

Rio Tinto Group and product group performance during 2006, and over relevant performance periods ending at 31 December 2006, impacted executives’ remuneration as follows:

Share based awards:
•	MCCP – Rio Tinto ranked tenth in the sixteen company comparator group at the completion of the four-year performance period ending 31 December 2006, resulting in zero vesting of the conditional award made to executives who were directors at the date of the conditional award. This group included Leigh Clifford, Guy Elliott and Oscar Groeneveld. The vesting shown in Table 4 on pages 112 to 115, for other product group chief executives, where relevant, is in accordance with the performance condition applicable to the 2003 award and represents 25 per cent of the original awards.
•	SOP – Rio Tinto TSR growth over the three years ending 31 December 2006 did not achieve the level required by the applicable performance condition. This grant will therefore not vest in 2007, but will be subject to one retest after a further two years.

Rio Tinto 2006 Form 20-F	101

Back to Contents

Annual cash bonus
Cash bonuses (STIP) in respect of the 2006 performance period, to be paid in March 2007, are set out in Table 1 on page 108 and the percentages awarded to each executive (or forfeited) are set out in the table on page 103. These bonuses were approved by the committee on the basis of delivered performance against financial, safety and personal targets and objectives for each executive.
     Financial performance was assessed against underlying earnings targets for the Group and product groups as relevant and established by the committee at the commencement of the performance period. The potential impact of fluctuations in exchange rates and some prices are outside the control of the Group. The committee therefore compares, on an equal weighting basis, both actual results and underlying performance. This approach is designed to ensure that the annual bonus reflects financial results and addresses underlying performance excluding the impact of prices and exchange rates. The committee retains discretion to consider underlying business performance in deciding STIP awards.
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
     To achieve linkage between business/financial and personal/non-financial performance and remuneration, each executive director’s STIP payment is calculated as a percentage of salary in accordance with the formula set out below:

		Business / financial			Personal / non financial
		(score = 0% to 133%)			(score = 0% to 133%)
Target
STIP	x	75% weight	25% weight	x
(60%)		Group	Group		Personal targets
		financial results	safety performance		and objectives

For each product group chief executive, STIP payments are calculated as a percentage of salary in accordance with the formula set out below:

		Business / financial			Personal / non financial
		(score = 0% to 133%)			(score = 0% to 133%)
Target
STIP	x	40% weight	60% weight	x	25% weight	75% weight
(60%)		Group	Product group		Product group	Personal targets
		financial results	financial results		safety	and objectives

Strong Group financial performance for 2006 resulted in a STIP score at 117.2 per cent for this component. Financial performance for each product group varied and the Remuneration committee approved STIP scores ranging from 81 per cent of target to 120 per cent of target (maximum is 133 per cent) for this component. Group safety performance resulted in the Remuneration committee approving a score of 120 per cent of target (maximum is 133 per cent) for this component.
     Product group safety performance varied and STIP scores ranged from 90 per cent of target to 150 per cent of target (where 150 per cent is the maximum achievable) for this component. Consequently, total STIP awards for executives ranged from 68.7 per cent to 92 per cent of salary (57 per cent to 77 per cent of maximum).
     Each of the results set out below therefore reflect the above, including a second successive year of record results, strong operational performance and portfolio initiatives to secure future value for the business across the Group, as well as individual considerations as outlined:

Leigh Clifford
•	The committee assessed personal performance as above target and the overall STIP award was 153.3 per cent of target (76.6 per cent of maximum).

Guy Elliott
•	The committee assessed personal performance as above target and the overall STIP award was 153.3 per cent of target (76.6 per cent of maximum).

Tom Albanese
•	The committee assessed product group financial and safety performance as well as personal performance as above target. The overall STIP award was 147.6 per cent of target (73.8 per cent of maximum).

Rio Tinto 2006 Form 20-F	102

Back to Contents
Preston Chiaro
•	The committee assessed product group financial performance as below target and safety and personal performance as above target. The overall STIP award was 114.5 per cent of target (57.3 per cent of maximum).

Bret Clayton (from 1 June 2006)
•	The committee assessed product group financial and safety performance as well as personal performance as above target. The overall STIP award was 133.3 per cent of target (66.6 per cent of maximum).

Oscar Groeneveld
•	The committee assessed product group financial performance and personal performance as above target and safety performance as below target. The overall STIP award was 136.2 per cent of target (68.1 per cent of maximum).

Keith Johnson
•	The committee assessed product group financial and safety performance as well as personal performance as above target. The overall STIP award was 149.7 per cent of target (74.8 per cent of maximum).

Andrew Mackenzie
•	The committee assessed product group financial and safety performance as well as personal performance as above target. The overall STIP award was 151.5 per cent of target (75.8 per cent of maximum).

Sam Walsh
•	The committee assessed product group financial performance as below target, safety performance at target and personal performance as above target. The overall STIP award was 116.7 per cent of target (58.3 per cent of maximum).

Share based payment – long term incentives granted in 2006
Options over either Rio Tinto plc or Rio Tinto Limited shares as appropriate were granted to each executive under the Share Option Plan on 7 March 2006. The Remuneration committee reviewed the performance condition applicable to this grant and confirmed that vesting will be dependent on Rio Tinto’s TSR relative to the HSBC Global Mining Index over a three year performance period. Share options granted are included in Table 5 on pages 116 to 121.
     A conditional award of performance shares in either Rio Tinto plc or Rio Tinto Limited shares was made to each executive under the MCCP on 7 March 2006. The Remuneration committee reviewed the performance condition applicable to the conditional award and confirmed that vesting will be dependent on Rio Tinto’s TSR relative to 15 other mining companies.
     The percentages of maximum bonuses made to executives in respect of 2006 and grants vested in respect of performance periods ending 31 December 2006, as well as the percentages forfeited because the relevant Company or individual did not meet the performance criteria required for full vesting, are as follows:

Bonuses and grants made during or in respect of 2006
	STIP Cash[1]		SOP Options[2]		MCCP Shares[3]

	% of	% of	%	%	%	%
	maximum	maximum	vested	forfeited	vested	forfeited
	vested	forfeited

Leigh Clifford	76.6	23.4	—	—	—	100
Guy Elliott	76.6	23.4	—	—	—	100
Tom Albanese	73.8	26.2	—	—	25	75
Preston Chiaro	57.3	42.7	—	—	25	75
Bret Clayton	66.6	33.4	—	—	25	75
Oscar Groeneveld	68.1	31.9	—	—	—	100
Keith Johnson	74.8	25.2	—	—	25	75
Andrew Mackenzie[4]	75.8	24.2	—	—	—	—
Sam Walsh	58.3	41.7	—	—	25	75

Notes
1.	Paid in March 2007 in respect of 2006.
2.	There was no vesting of the 2004 SOP options in March 2007.
3.	Vesting of 2003 Conditional Award in February 2007.
4.	Andrew Mackenzie joined in 2004 after the 2003 MCCP award had been made.

Rio Tinto 2006 Form 20-F	103

Back to Contents

Minimum and maximum total bonuses and grants 2007
The estimated maximum and minimum total value of bonuses and share and option-based compensation for the 2007 financial year are set out below.

	STIP Cash [1]
	Potential range of
	bonus payments in		SOP Options		MCCP Shares
	March 2008 in		(% of March		(% of March
	respect of 2007		2007 salary) [2,3]		2007 salary) [2,4]

	Min	Max	Min	Max	Min	Max
	US$	US$

Leigh Clifford[5]	—	2,231,890	—	300	—	200
Guy Elliott	—	1,449,432	—	200	—	140
Tom Albanese	—	1,451,788	—	300	—	200
Preston Chiaro	—	792,000	—	300	—	200
Bret Clayton	—	696,000	—	300	—	200
Oscar Groeneveld	—	1,355,640	—	200	—	140
Keith Johnson	—	930,936	—	200	—	140
Andrew Mackenzie	—	1,025,208	—	200	—	140
Sam Walsh	—	1,279,800	—	200	—	140

Notes
1.	Based on eligibility at 1 March 2007 at exchange rates of £1 = US$1.964 and A$1 = US$0.790.
2.	Grant/Conditional Award based on the average share price during 2006.
3.	SOP Options to be granted in 2007 may, subject to achievement of the performance condition, vest in 2010. The maximum value of these options at the date of vesting would be calculated by multiplying the number of vested options by the intrinsic value at that time (ie the difference between the option exercise price and the current market price).
4.	MCCP performance shares to be awarded conditionally in 2007 may, subject to achievement of the performance condition, vest in 2011. The maximum value of these shares at the date of vesting would be calculated by multiplying the number of vested shares by the intrinsic value at that time (ie the current market price plus, the value of dividends “earned” on the vested shares during the performance period).
5.	Leigh Clifford’s STIP, SOP option grant and MCCP conditional award will be reduced proportionally to reflect the actual pro portion of 2007 he was an employee of the Group.

OTHER DISCLOSURES

Executives’ external and other appointments
Executives are likely to be invited to become non executive directors of other companies. Rio Tinto believes that such appointments can broaden their experience and knowledge, to the benefit of the Group. It is Group policy to limit executives’ external directorships to one FTSE 100 company or equivalent and they are not allowed to take on the chairmanship of another FTSE 100 company.
      Consequently, where there is no likelihood that such directorships will give rise to conflicts of interests, the board will normally give consent to the appointment, with the executive permitted to retain the fees earned. Details of fees earned are set out in the notes to Table 1 on pages 107 to 109.
      Executives have agreed to waive any fees receivable from subsidiary and associated companies. One executive director waived US$1,390 during the period (2005: Nil).

Company secretary remuneration
The broad policy described above applies to the company secretary of each of Rio Tinto plc and Rio Tinto Limited. The secretaries participate in the same performance based remuneration arrangements as the executives. The individual performance measures for the secretaries’ annual cash bonus comprise Group and personal measures. Their personal measures reflect the key responsibilities of the company secretarial role and included ensuring compliance with regulatory requirements, oversight of good corporate governance practice and the provision of corporate secretarial services.

Chairman and non executive director remuneration

Remuneration policy
Reflecting the board’s focus on long term strategic direction and corporate performance rather than short term results, remuneration for the chairman and non executive directors is structured with a fixed fee component only, details of which are set out below and in Table 1 on pages 107 to 109. The board as a whole determines non executive directors’ fees, although non executive directors donot vote on any changes to their own fees. Fees are set to reflect the responsibilities and time spent by the directors on the affairs of Rio Tinto. To reflect the commitment expected from directors, as well as market practice for similar companies, fees for committee chairmen and members were reviewed in December 2006. The new fees are set out in the table below.
      It is Rio Tinto’s policy that the chairman should be remunerated on a competitive basis and at a level which reflects his contribution to the Group, as assessed by the board. The chairman is not present at any discussion regarding

Rio Tinto 2006 Form 20-F	104

Back to Contents

his own remuneration and he does not participate in the Group’s incentive plans or pension arrangements.

Letters of appointment
Non executive directors have formal letters of appointment setting out their duties and responsibilities. These letters are available for inspection at Rio Tinto plc’s registered office prior to the annual general meeting and at the meeting itself. Each non executive director is appointed subject to periodic re-election by shareholders as detailed on page 124. There are no provisions for compensation payable on termination of any non executive director’s appointment.
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

Remuneration components
The following table sets out the annual fees payable to the chairman and the non executive directors in £/A$, as appropriate.

	As at 31 Dec 2006	As at 1 Jan 2006

Base fees:
Chairman	£630,000	£600,000
Other directors	£60,000 / A$150,000	£60,000 / A$150,000
Additional fees:
Senior independent director	£35,000	£35,000
Audit committee chairman	£30,000	£20,000
Audit committee member	£15,000 / A$37,500	£10,000
Remuneration committee chairman	£20,000	£15,000
Remuneration committee member	£10,000 / A$25,000	£5,000
Committee on social and environmental accountability chairman	£20,000	£10,000
Committee on social and environmental accountability member	£7,500 / A$18,750	£3,000 / A$7,500
Overseas meeting allowances:
Long distance (flights over 10 hours per journey)	£4,000 / A$10,000	£4,000 / A$10,000
Medium distance (flights of 5-10 hours per journey)	£2,000 / A$5,000	£2,000 / A$5,000

No additional fee is payable to the chairman or members of the Nominations committee although this arrangement remains subject to review and will depend on the volume of committee business in future.
     Rio Tinto does not pay retirement benefits or allowances tonon executive directors, nor do any of them participate in any of the Group’s incentive plans. Where the payment of statutory minimum superannuation contributions for Australian non executive directors is required by the Australian superannuation guarantee legislation, these contributions are deducted from the directors’ overall fee entitlements.

Remuneration paid during 2006
Details of the nature and amount of each element of remuneration paid to the chairman and non executive directors during 2006 are set out in Table 1 on pages 107 to 109. No post employment, long term or termination payments were paid and no share based payments made.

Auditable information
Under Part 3 of Schedule 7A to the United Kingdom Companies Act 1985, the information included in respect of the directors in the table immediately below, the information about the directors’ short term employee benefits (excluding employment costs), defined contribution pension costs and termination benefits in Table 1, 4 and 5 are auditable.
     The Australian Securities Investments Commission issued an order dated 27 January 2006 (and amended on 22 December 2006) under which the information included in the Remuneration report to comply with paragraph 25 of Australian Accounting Standard AASB 124 “Related Party Disclosures” (relating to “key management personnel” compensation) is also auditable. This information comprises Tables 1, 3, 4 and 5 and the disclosures provided under the headings Executive remuneration, Remuneration components, Remuneration paid in 2006 and chairman and non executive director remuneration.

Rio Tinto 2006 Form 20-F	105

Back to Contents

Directors’ total remuneration as defined under Schedule 7A of the Companies Act 1985
	2006	2005
	US$’000	US$’000

Chairman
Paul Skinner	1,147	1,049
Non executive directors
Ashton Calvert	179	132
Vivienne Cox	136	107
Sir David Clementi	153	138
Leon Davis	—	95
Sir Rod Eddington	130	43
Michael Fitzpatrick	109	—
Sir Richard Giordano	—	80
Richard Goodmanson	156	127
Andrew Gould	171	142
Lord Kerr	142	130
David Mayhew	148	122
John Morschel	—	43
Sir Richard Sykes	217	188
Executive directors
Robert Adams	—	220
Tom Albanese	1,295	—
Leigh Clifford	3,576	3,093
Guy Elliott	2,070	1,872

Annual general meetings
Shareholders will be asked to vote on this Remuneration report at the Companies’ forthcoming annual general meetings1.

By order of the board
Anette Lawless
Secretary
Remuneration Committee
23 February 2007

Note
1.	The shareholders approved the 2006 Remuneration report at the 2007 Annual general meetings.

Rio Tinto 2006 Form 20-F	106

Back to Contents

Table 1 – Directors’ and senior management’s total remuneration

			Short term employee benefits and costs				Other	Value of share based awards [5]
							long term
							benefits
			Other
			cash	Non-	Second-	Employ-
	Base	Cash	based	monetary	ment	ment	Long			SSP/
Stated in US$’000[1]	salary	bonus	benefits[2]	benefits[2]	costs[3]	costs [4]	Service [13]	MCCP [6]	SOP [7]	Others [9]

Chairman
Paul Skinner	1,114	—	31	2	—	145	—	—	—	—
Non executive directors
Ashton Calvert	119	—	53	7	—	9	—	—	—	—
Vivienne Cox	129	—	7	—	—	16	—	—	—	—
Sir David Clementi	138	—	15	—	—	18	—	—	—	—
Leon Davis[16]	—	—	—	—	—	—	—	—	—	—
Sir Rod Eddington	109	—	21	—	—	7	—	—	—	—
Michael Fitzpatrick[11]	74	—	35	—	—	6	—	—	—	—
Sir Richard Giordano[16]	—	—	—	—	—	—	—	—	—	—
Richard Goodmanson	138	—	18	—	—	—	—	—	—	—
Andrew Gould	156	—	15	—	—	—	—	—	—	—
Lord Kerr	135	—	7	—	—	17	—	—	—	—
David Mayhew[12]	133	—	15	—	—	—	—	—	—	—
John Morschel[16]	—	—	—	—	—	—	—	—	—	—
Sir Richard Sykes[16]	202	—	15	—	—	—	—	—	—	—
Executive directors
Robert Adams[16]	—	—	—	—	—	—	—	—	—	—
Tom Albanese[11,13,14]	899	842	—	38	(85)	114	378	(115)	599	13
Leigh Clifford[15]	1,611	1,598	148	3	156	408	—	(1,162)	1,090	3
Guy Elliott	1,016	1,011	28	6	—	258	—	(614)	512	11
Product group chief executives
Preston Chiaro[14]	591	412	21	9	205	26	—	(119)	444	7
Bret Clayton	429	349	50	3	427	36	—	64	102	12
Oscar Groeneveld[13]	962	839	—	37	51	95	359	(606)	418	2
Keith Johnson	663	644	—	35	—	167	—	(54)	325	9
Andrew MacKenzie	737	723	—	32	—	162	—	57	267	11
Chris Renwick[16]	—	—	—	—	—	—	—	—	—	—
Sam Walsh	887	664	—	6	51	110	—	(28)	381	2

2006 Remuneration	10,242	7,082	479	178	805	1,594	737	(2,577)	4,138	70

2005 Remuneration	9,223	5,981	422	314	1,568	1,696	737	7,484	4,600	70

Rio Tinto 2006 Form 20-F	107

Back to Contents

Table 1 – Directors’ and senior management’s total remuneration

	Post employment costs[9]			Termination		Remuneration				Total
					benefits		mix[10]		remuneration

	Pension – Defined

						Fixed	At-risk
				Post		as %	as %	Options			Currency
		Contrib-	Medical	service		2006	2006	as %			of actual
Stated in US$’000	Benefits	utions	costs	payments	Gifts	total	total	total	2006	2005 [13,14]	payment

Chairman
Paul Skinner	—	—	—	—	—	100.0	—	—	1,292	1,182	£
Non executive directors
Ashton Calvert	—	—	—	—	—	100.0	—	—	188	139	A$
Vivienne Cox	—	—	—	—	—	100.0	—	—	152	120	£
Sir David Clementi	—	—	—	—	—	100.0	—	—	171	154	£
Leon Davis[16]	—	—	—	—	—	—	—	—	—	100	£
Sir Rod Eddington	—	—	—	—	—	100.0	—	—	137	48	£
Michael Fitzpatrick[11]	—	—	—	—	—	100.0	—	—	115	—	£
Sir Richard Giordano[16]	—	—	—	—	—	—	—	—	—	88	£
Richard Goodmanson	—	—	—	—	—	100.0	—	—	156	127	£
Andrew Gould	—	—	—	—	—	100.0	—	—	171	142	£
Lord Kerr	—	—	—	—	—	100.0	—	—	159	145	£
David Mayhew[12]	—	—	—	—	—	100.0	—	—	148	123	£
John Morschel[16]	—	—	—	—	—	—	—	—	—	46	A$
Sir Richard Sykes[12]	—	—	—	—	—	100.0	—	—	217	189	£
Executive directors
Robert Adams[16]	—	—	—	—	—	—	—	—	—	2,114	£
Tom Albanese[11,13,14]	707	—	—	—	—	60.5	39.5	17.7	3,390	3,962	£
Leigh Clifford[15]	346	60	—	—	—	64.1	35.9	25.6	4,261	6,704	£
Guy Elliott	707	—	—	—	—	68.6	31.4	17.5	2,935	3,897	£
Product group chief executives
Preston Chiaro[14]	168	12	5	—	—	58.2	41.8	25.0	1,781	2,983	US$
Bret Clayton	57	13	3	—	—	65.9	34.1	6.6	1,545	900	US$
Oscar Groeneveld[13]	204	50	—	—	—	72.9	27.1	17.5	2,411	3,509	A$
Keith Johnson	385	—	—	—	—	57.5	42.5	15.0	2,174	2,284	£
Andrew MacKenzie	475	—	—	—	—	57.1	42.9	10.9	2,464	2,217	£
Chris Renwick[16]	—	—	—	—	—	—	—	—	—	1,225	A$
Sam Walsh	220	32	—	—	—	56.2	43.8	16.5	2,325	3,151	A$

2006 Remuneration	3,269	167	8	—	—				26,192

2005 Remuneration	2,199	114	12	1,115	14					35,549

Short term employee benefits and costs									20,380	19,204
Other long term benefits									737	737
Value of share based awards[5]									1,631	12,154
Post employment costs[9]									3,444	2,325
Termination benefits									—	1,129

									26,192	35,549

Notes to Table 1
1.	The total remuneration is reported in US dollars. The amounts, with the exception of the annual cash bonus, can be converted into sterling at the rate of US$1 = £0.5432 or alternatively into Australian dollars at the rate of US$1 = A$1.329, each being the average exchange rate for 2006. The annual cash bonus is payable under the STIP and this may be converted at the 2006 year end exchange rate of US$1 = £0.5092 to a scertain the sterling equivalent or alternatively, US$1 = A$1.2653 to calculate the Australian dollar value.
2.	Other cash and non cash based benefits are described in the Remuneration report on page 95 to 121. Cash based benefits include car, fuel, overseas meeting allowances and cash in lieu of holiday. The amounts shown as paid to non executive directors relate entirely to overseas meeting allowances. Non monetary benefits include heathcare, 401K contributions in the US, the provision of a car, annual leave accruals and professional advice.
3.	Secondment costs comprise housing, education, tax equalisation and relocation payments made to and on behalf of executive directors and product group chief executives living outside their home country. The figure in respect of Tom Albanese reflects a tax refund to the Company during the course of the year.
4.	Employment costs comprise social security contributions and accident insurance premiums in the UK and US and payroll taxes in Australia paid by the employer as a direct additional cost of hire.
5.	The value of share based awards has been determined in accordance with the recognition and measurement requirements of IFRS2 “Share-based Payment”. The fair value of awards granted under the Rio Tinto Share Option Plan (the SOP) and the Rio Tinto Share Savings Plan (the SSP) have been calculated at their dates of grant using an independent lattice based option valuation model provided by external consultants, Lane Clark and Peacock LLP. The fair value of awards granted under the Mining Companies Comparative Plan (the MCCP) has been based on the

Rio Tinto 2006 Form 20-F	108

Back to Contents
market price of shares at the measurement date adjusted to reflect the number of awards expected to vest based on the current and anticipated relative TSR performance and, where relevant, for non receipt of dividends between measurement date and date of vest. The failure of the 2003 conditional award to vest for directors reduced the projected value of future awards, as calculated in accordance with the relevant accounting standards. This in turn led to a negative MCCP value arising for certain individuals to offset earlier valuations which are now, under these accounting standards, considered over-valued. Further details of the valuation methods and assumptions used for these awards ar e included in the note 45 (Share based payments). The non executive directors do not participate in the long term incentive share schemes. The fair value of other share based awards is measured at the purchase cost of the shares from the market.
6.	The number of conditional shares awarded to executive directors and senior executives under the MCCP for the twelve month period ending 31 December 2006 are shown in Table 4 of this report. The MCCP is stated under primary emoluments to reflect the treatment of the plan as a cash settled share based payment.
7.	The award of options to executive directors under the SOP and SSP during the twelve month period up to 31 December 2006 are shown in Table 5 of this report.
8.	Details of other share based awards refer to the Rio Tinto Share Ownership Plan and the SSP, details of which are set out in the Remuneration report on page 95 to 121. Under the Share Ownership Plan UK executives are beneficiaries of free shares up to a maximum value of £3,000 (US$ 5,523) and may also contribute to purchase additional shares where the Company will match their personal contributions up to a maximum of £1,500 (US$ 2,762) per annum. Under these plans Guy Elliott, Keith Johnson and Andrew Mackenzie each received a total of £4,500 (US$8,285). American group product chief executives enjoy a Company matching of personal contribution for shares under the 401k arrangements up to a maximum of US$13,213. The Company matched personal contributions to the following values: Tom Albanese US$ 13,213, Preston Chiaro US$5,410 and Bret Clayton US$11,534.
9.	The costs shown for defined benefit pension plans and post retirement medical benefits are the service costs attributable to the individual, calculated in accordance with IAS19. The cost for defined contribution plans is the amount contributed in the year by the company
10.	Remuneration mix shows the proportions of total remuneration comprising fixed and variable pay components and the percentage of total remuneration comprising share options only. Fixed pay is represented by base salary, non monetary and other cash benefits, secondment and employment costs, post employment costs, long service payments, termination benefits and voluntary share based awards as detailed in Note 8. Variable pay is made up of the cash bonus and the values of the share based awards related to company performance.
11.	Tom Albanese was appointed an executive director with effect from 7 March 2006, having previously been chief executive Copper and Exploration. The aggregate figure of US$3,390,000 reported above represents his remuneration for the full year. The part year since his appointment as executive director amounted to US$2,413,000 and is made up of short term benefits and costs of US$1,388,000, share based awards of US$360,000 and post employment costs of US$665,000. Michael Fitzpatrick was appointed a non executive director with effect from 6 June 2006. Bret Clayton became chief executive, Copper on 1 July 2006.
12.	David Mayhew’s fees were paid to JP Morgan Cazenove and Sir Richard Sykes’s fees were paid to Imperial College. The fees disclosed above include £10,000 (US$ 18,410) paid to JP Morgan Cazenove for David Mayhew’s attendance at Audit committee meetings in his capacity as advisor.
13.	Prior to Tom Albanese’s appointment as an executive director and Oscar Groeneveld’s transfer to product group chief executive, Aluminium and with a view to retaining their services, both were awarded a one-off three year retention bonus in April 2004 of 100 per cent of salary as at 1 March 2007 which may vest in October 2007, if they remain employed by Rio Tinto at that time. The maximum values for Tom Albanese and Oscar Groeneveld are US$1,134,000 and US$1,076,000 respectively. These amounts have been spread equally over the three year period on an accrual basis and are reported here as long service payments of US$378,000 for Tom Albanese and US$359,000 for Oscar Groeneveld .. The comparative figures for 2005 have similarly been adjusted and restated.
14.	In 2005, the tax equalisation figures for Tom Albanese and Preston Chiaro, which were included under secondment costs, were overstated by US$524,894 and US$262,517 respectively. The 2005 total remuneration comparative figure shown above has been restated to reflect the adjustment.
15.	In the course of the year, Leigh Clifford received US$139,533 in respect of his non Rio Tinto related directorship.
16.	Leon Davis, Sir Richard Giordano and John Morschel retired on 29 April 2005. Robert Adams died on 27 January 2005 and Chris Renwick received a post retirement payment in 2005.

Rio Tinto 2006 Form 20-F	109

Back to Contents
Table 2 – Executive directors’ pension entitlements (as at 31 December 2006)
			Accrued benefits				Transfer values

	Age	Years of	At 31	At 31	Change in	Change in	At 31	At 31	Change,	Transfer
		service	December	December	accrued	accrued	December	December	net of	value of
		completed	2005	2006	benefits	benefit	2005	2006	personal	change in
					during the	net of			contribs.	accrued
					year ended	inflation[1]				benefit
					31					net of
					December					inflation [1]
2006

UK			£’000 pa	£’000 pa	£’000 pa	£’000 pa	£’000	£’000	£’000	£’000
directors			pension	pension	pension	pension

Tom Albanes[2,3]	49	25	115	126	11	7	729	882	153	137
Guy Elliott[2]	51	26	291	335	44	31	3,781	4,484	703	415

Australian			A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
director			Lump sum	Lump sum	Lump sum	Lump sum

Leigh Clifford[4,5]	59	36	13,877	15,341	1,464	1,006	13,877	15,341	1,464	1,006

Notes to Table 2
1	Price inflation is calculated as the increase in the relevant retail or consumer price index over the year to 31 December 2006.
2	Transfer values are calculated in a manner consistent with “Retirement Benefit Schemes – Transfer Values (GN11)” published by the Institute of Actuaries and the Faculty of Actuaries.
3	Tom Albanese became a director of Rio Tinto plc and Rio Tinto Limited with effect from 7 March 2006; the figures shown cover the whole of 2006. He accrued pension benefits in the US plans for service up to 30 June 2006 and in the UK fund for subsequent service. The transfer value of his benefits in the US plans is represented by the Accumulated Benefit Obligation calculated on the accounting assumptions used for the Group’s post retirement benefits disclosures. In addition, the employer paid $13,200 in respect of Tom Albanese into a 401k plan in the US for the period.
4	In addition, A$79,730 was credited to the account belonging to Leigh Clifford in the Rio Tinto Staff Superannuation Fund in relation to the pensionable element of his 2006 performance bonus.
5	The figures shown for Leigh Clifford include allowance for an enhancement to benefits granted in 2004, whereby his contractual retirement age was reduced from 62 to 60 and the pension multiple at age 60 was increased from 6.65 to 7.0. The figures as at 31 December 2005 shown in the 2005 Financial statements did not include this enhancement. As a result the accrued lump sum shown at the start of the year, of A$13,877,000, is higher than the figure disclosed in the 2005 Financial statements, of A$13,147,000.

Rio Tinto 2006 Form 20-F	110

Back to Contents
Table 3 – Directors’ and senior management’s beneficial interests in Rio Tinto shares

	Rio Tinto plc			Rio Tinto Limited			Movement

	1 Jan	31 Dec	31 May	1 Jan	31 Dec	31 May	Exercise	Compen-	Other [6]
	2006[1]	2006[2]	2007	20061[1]	2006 [2]	2007	of	sation [5]
							options [4]

Directors
Tom Albanese[3,7,9]	23,261	41,814	44,839	—	—	—	35,350	3,025	(19,640)
Ashton Calvert	—	—	—	—	—	735	—	—	735
Sir David Clementi	—	147	308	—	—	—	—	—	308
Leigh Clifford	2,100	2,100	2,100	91,255	91,255	91,255	—	—	—
Vivienne Cox	381	528	692	—	—	—	—	—	311
Sir Rod Eddington	—	—	—	—	—	—	—	—	—
Guy Elliott[7]	47,827	48,033	48,644	—	—	—	—	357	470
Michael Fitzpatrick[3]	—	—	—	2,100	2,100	2,100	—	—	—
Richard Goodmanson	—	677	1,628	—	—	—	—	—	1,628
Andrew Gould	1,000	1,000	1,000	—	—	—	—	—	—
Lord Kerr	2,300	3,000	3,000	—	—	—	—	—	700
David Mayhew	2,500	2,500	2,500	—	—	—	—	—	—
Paul Skinner	5,409	5,598	5,657	—	—	—	—	—	248
Sir Richard Sykes	2,482	2,569	2,596	—	—	—	—	—	114

Product group chief executives
Preston Chiaro[7,9]	60,762	60,927	62,585	—	—	—	490	—	1,823
Bret Clayton[3,7,9]	6,640	6,867	7,376	—	—	—	—	—	736
Oscar Groeneveld	3,000	3,000	3,000	79,502	66,790	66,790	171,000	—	(183,712)
Keith Johnson[7]	2,236	17,536	18,882	—	—	—	43,426	2,446	(29,216)
Andrew Mackenzie[10]	39,197	40,456	40,597	—	—	—	—	357	1,053
Sam Walsh	—	—	—	6,570	42,322	42,723	187,118	4,156	(155,121)

Notes to Table 3
1	Or date of appointment if later.
2	Or date of retirement or resignation if earlier.
3	Tom Albanese was appointed executive director on 7 March 2006 and took over as chief executive from Leigh Clifford with effect 1 May 2007. Bret Clayton was appointed chief executive Copper on 1 July 2006. Michael Fitzpatrick was appointed non executive director on 6 June 2006.
4	Shares obtained through the exercise of options under the Rio Tinto Share Savings Plan or the Rio Tinto Share Option Plan. The number of shares retained may differ from the number of options exercised.
5	Shares obtained through the Rio Tinto Share Ownership Plan and/or vesting of awards under the Mining Companies Comparative Plan.
6	Share movements due to sale or purchase of shares, shares received under the Dividend Reinvestment Plan, shares purchased/sold through the Rio Tinto America Savings Plan or non executive directors share purchase plan.
7	These executives also have an interest in a trust fund containing 864 Rio Tinto plc shares at 31 December 2006 (1 January 2006: 835 Rio Tinto plc shares) as potential beneficiaries of the Rio Tinto Share Ownership Trust. At 8 June 2007 this trust fund contained 873 Rio Tinto plc shares.
8	Shares in Rio Tinto plc are ordinary shares of ten pence each. Shares in Rio Tinto Limited are ordinary shares.
9	The shareholdings of Tom Albanese, Preston Chiaro and Bret Clayton include Rio Tinto plc ADRs held through the Rio Tinto America Savings Plan.
10	Andrew Mackenzie’s 31 December 2005 balance was understated in the 2005 Remuneration report by ten Rio Tinto plc shares.

Rio Tinto 2006 Form 20-F	111

Back to Contents

Table 4 – Directors’ and senior management’s awards under long term incentive plans
Mining Companies Comparative Plan									Plan terms and conditions

	Conditional	Market		1Jan	Awarded[3]	Lapsed[3]	Vested[3]	31Dec	Perfor-	Date	Market		Monetary
	award	price at		2006[3]				2006[10]	mance	award	price at		[5]value of
	granted	award							period	vests	vesting		vested
									concludes				award
													US$’000

Executive directors
Tom	7 Mar								31 Dec	16 Feb
Albanese	2003	1198	p	19,274	—	14,456	4,818	—	2006	2007	2697	p	255
	22 Apr								31 Dec
	2004	1276	p	56,015	—	—	—	56,015	2007
	9 Mar								31 Dec
	2005	1839	p	55,951	—	—	—	55,951	2008
	7 Mar								31 Dec
	2006	2630	p	—	45,007	—	—	45,007	2009

				131,240	45,007	14,456	4,818	156,973					255

Leigh	7 Mar								31 Dec
Clifford	2003	A$30.69		36,341	—	36,341	—	—	2006
	22 Apr								31 Dec
	2004	A$33.17		119,581	—	—	—	119,581	2007
	9 Mar								31 Dec
	2005	A$47.39		113,324	—	—	—	113,324	2008
	7 Mar								31 Dec
	2006	A$69.60		—	84,661	—	—	84,661	2009

				269,246	84,661	36,341	—	317,566					—

Guy	7 Mar								31 Dec
Elliott	2003	1198	p	22,923	—	22,923	—	—	2006
	22 Apr								31 Dec
	2004	1276	p	51,550	—	—	—	51,550	2007
	9 Mar								31 Dec
	2005	1839	p	51,081	—	—	—	51,081	2008
	7 Mar								31 Dec
	2006	2630	p	—	40,670	—	—	40,670	2009

				125,554	40,670	22,923	—	143,301					—

Product group chief executives
Preston	7 Mar								31 Dec	16 Feb
Chiaro	2003	1198	p	7,352	—	5,514	1,838	—	2006	2007	2697	p	97
	22 Apr								31 Dec
	2004	1276	p	46,995	—	—	—	46,995	2007
	9 Mar								31 Dec
	2005	1839	p	42,351	—	—	—	42,351	2008
	7 Mar								31 Dec
	2006	2630	p	—	34,182	—	—	34,182	2009

				96,698	34,182	5,514	1,838	123,528					97

Bret	7 Mar								31 Dec	16 Feb
Clayton	2003	1198	p	4,862	—	3,647	1,215	—	2006	2007	2697	p	64
	22 Apr								31 Dec
	2004	1276	p	13,315	—	—	—	13,315	2007
	9 Mar								31 Dec
	2005	1839	p	11,539	—	—	—	11,539	2008
	7 Mar								31 Dec
	2006	2630	p	—	10,767	—	—	10,767	2009

				29,716	10,767	3,647	1,215	35,621					64

Rio Tinto 2006 Form 20-F	112

Back to Contents

Table 4 – Awards to executive directors and product group chief executives under long term incentive plans
Mining Companies Comparative Plan									Plan terms and conditions

	Conditional	Market		1 Jan	Awarded[3]	Lapsed[3]	Vested[3]	31 Dec	Perfor-	Date	Market		Monetary
	award	price at		2006[3]				2006[10]	mance	award	price at		[5] value of
	granted	award							period	vests	vesting		vested
									concludes				award
													US$’000

Oscar	7 Mar								31 Dec
Groeneveld	2003	A$30.69		21,469	—	21,469	—	—	2006	—	—		—
	22 Apr								31 Dec
	2004	A$33.17		43,785	—	—	—	43,785	2007	—	—		—
	9 Mar								31 Dec
	2005	A$47.39		45,024	—	—	—	45,024	2008	—	—		—
	7 Mar								31 Dec
	2006	A$69.60		—	36,460	—	—	36,460	2009	—	—		—

				110,278	36,460	21,469	—	125,269					—

Keith	7 Mar								31 Dec	16 Feb
Johnson	2003	1198	p	8,186	—	6,140	2,046	—	2006	2007	2697	p	108
	22 Apr								31 Dec
	2004	1276	p	30,387	—	—	—	30,387	2007	—	—		—
	9 Mar								31 Dec
	2005	1839	p	33,556	—	—	—	33,556	2008	—	—		—
	7 Mar								31 Dec
	2006	2630	p	—	26,508	—	—	26,508	2009	—	—		—

				72,129	26,508	6,140	2,046	90,451					108

Andrew	7 Mar								31 Dec
Mackenzie	2003	1198	p	—	—	—	—	—	2006	—	—		—
	22 Apr								31 Dec
	2004	1276	p	16,270	—	—	—	16,270	2007	—	—		—
	9 Mar								31 Dec
	2005	1839	p	37,638	—	—	—	37,638	2008	—	—		—
	7 Mar								31 Dec
	2006	2630	p	—	29,413	—	—	29,413	2009	—	—		—

				53,908	29,413	—	—	83,321					—

Sam Walsh	7 Mar								31 Dec	16 Feb
	2003	A$30.69		16,884	—	12,663	4,221	—	2006	2007	A$75.60		252
	22 Apr								31 Dec
	2004	A$33.17		38,023	—	—	—	38,023	2007	—	—		—
	9 Mar								31 Dec
	2005	A$47.39		41,176	—	—	—	41,176	2008	—	—		—
	7 Mar								31 Dec
	2006	A$69.60		—	33,655	—	—	33,655	2009	—	—		—

				96,083	33,655	12,663	4,221	112,854					252

Rio Tinto 2006 Form 20-F	113

Back to Contents

Table 4 – Awards to executive directors and product group chief executives under long term incentive plans

	Mining Companies Comparative Plan								Plan terms and conditions

	Conditional	Market		1 Jan	Awarded[3]	Lapsed[3]	Vested [3]	31 May	Perfor-	Date	Market	Monetary
	award	price at		2007[3]				2007 [10]	mance	award	price at	[5] value of
	granted	award							period	vests	vesting	vested
									concludes			award
												US$’000

Executive directors
Tom	22 Apr								31 Dec
Albanese	2004	1276	p	56,015	—	—	—	56,015	2007	—	—	—
	9 Mar								31 Dec
	2005	1839	p	55,951	—	—	—	55,951	2008	—	—	—
	7 Mar								31 Dec
	2006	2630	p	45,007	—	—	—	45,007	2009	—	—	—
	13 Mar								31 Dec
	2007	2681	p	—	44,124	—	—	44,124	2010	—	—	—

				156,973	44,124	—	—	201,097				—

Leigh	22 Apr	A$							31 Dec
Clifford	2004	33.17		119,581	—	—	—	119,581	2007	—	—	—
	9 Mar	A$							31 Dec
	2005	47.39		113,324	—	—	—	113,324	2008	—	—	—
	7 Mar	A$							31 Dec
	2006	69.60		84,661	—	—	—	84,661	2009	—	—	—
	13 Apr	A$							31 Dec
	2007	74.50		—	61,550	—	—	61,550	2010	—	—	—

				317,566	61,550	—	—	379,116				—

Guy	22 Apr								31 Dec
Elliott	2004	1276	p	51,550	—	—	—	51,550	2007	—	—	—
	9 Mar								31 Dec
	2005	1839	p	51,081	—	—	—	51,081	2008	—	—	—
	7 Mar								31 Dec
	2006	2630	p	40,670	—	—	—	40,670	2009	—	—	—
	13 Apr								31 Dec
	2007	2681	p	—	30,837	—	—	30,837	2010	—	—	—

				143,301	30,837	—	—	174,138				—

Product group chief executives
Preston	22 Apr								31 Dec
Chiaro	2004	1276	p	46,995	—	—	—	46,995	2006	—	—	—
	9 Mar								31 Dec
	2005	1839	p	42,351	—	—	—	42,351	2007	—	—	—
	7 Mar								31 Dec
	2006	2630	p	34,182	—	—	—	34,182	2008	—	—	—
	13 Apr								31 Dec
	2007	2681	p	—	25,679	—	—	25,679	2010	—	—	—

				123,528	25,679	—	—	149,207				—

Bret	22 Apr								31 Dec
Clayton	2004	1276	p	13,315	—	—	—	13,315	2007	—	—	—
	9 Mar								31 Dec
	2005	1839	p	11,539	—	—	—	11,539	2008	—	—	—
	7 Mar								31 Dec
	2006	2630	p	10,767	—	—	—	10,767	2009	—	—	—
	13 Apr								31 Dec
	2007	2681	p	—	22,566	—	—	22,566	2010	—	—	—

				35,621	22,566	—	—	58,187				—

Rio Tinto 2006 Form 20-F	114

Back to Contents

Table 4 – Awards to executive directors and product group chief executives under long term incentive plans

	Mining Companies Comparative Plan								Plan terms and conditions

	Conditional	Market		1 Jan	Awarded[3]	Lapsed[3]	Vested[3]	31 May	Perfor-	Date	Market	Monetary
	award	price at		2007[3]				2007[10]	mance	award	price at	[5] value of
	granted	award							period	vests	vesting	vested
									concludes			award
												US$’000

Oscar	22 Apr	A$							31 Dec
Groeneveld	2004	33.17		43,785	—	—	—	43,785	2007	—	—	—
	9 Mar	A$							31 Dec
	2005	47.39		45,024	—	—	—	45,024	2008	—	—	—
	7 Mar	A$							31 Dec
	2006	69.60		36,460	—	—	—	36,460	2009	—	—	—
	13 Apr	A$							31 Dec
	2007	74.50		—	26,590	—	—	26,590	2010	—	—	—

				125,269	26,590	—	—	151,859				—

Keith	22 Apr								31 Dec	—	—
Johnson	2004	1276	p	30,387	—	—	—	30,387	2007			—
	9 Mar								31 Dec
	2005	1839	p	33,556	—	—	—	33,556	2008	—	—	—
	7 Mar								31 Dec
	2006	2630	p	26,508	—	—	—	26,508	2009	—	—	—
	13 Apr								31 Dec
	2007	2681	p	—	19,805	—	—	19,805	2010	—	—	—

				90,451	19,805	—	—	110,256				—

Andrew	22 Apr								31 Dec
Mackenzie	2004	1276	p	16,270	—	—	—	16,270	2007	—	—	—
	9 Mar								31 Dec
	2005	1839	p	37,638	—	—	—	37,638	2008	—	—	—
	7 Mar								31 Dec
	2006	2630	p	29,413	—	—	—	29,413	2009	—	—	—
	13 Apr								31 Dec
	2007	2681	p	—	21,811	—	—	21,811	2010	—	—	—

				83,321	21,811	—	—	105,132				—

Sam Walsh	22 Apr	A$							31 Dec
	2004	33.17		38,023	—	—	—	38,023	2007	—	—	—
	9 Mar	A$							31 Dec
	2005	47.39		41,176	—	—	—	41,176	2008	—	—	—
	7 Mar	A$							31 Dec
	2006	69.60		33,655	—	—	—	33,655	2009	—	—	—
	13 Apr	A$							31 Dec
	2007	74.50		—	25,103	—	—	25,103	2010	—	—	—

				112,854	25,103	—	—	137,957				—

Notes to Table 4
1.	Awards denominated in pence were for Rio Tinto plc ordinary shares of 10p each. Awards denominated in A$ were for Rio Tinto Limited shares.
2.	The fair value of conditional awards granted in 2006 was 964p for Rio Tinto plc and A$24.96 for Rio Tinto Limited shares.
3.	The Group’s 10th place ranking against the comparator group for the MCCP 2003 award will not generate any vesting of the conditional award to any participant who was an executive director at the time of the initial grant. Tom Albanese was not an executive director at that time and along with participating senior employees of the Group he will qualify for a 25 per cent vesting based on the scales applied to conditional awards made prior to 2004.
4.	The value of the vested awards have been based on share prices of 2697p and A$75.60 being the respective closing share prices for Rio Tinto plc and Rio Tinto Limited ordinary shares on 9 February 2007, the latest practicable date prior to the publication of the 2006 Annual report and financial statements. The amount in US dollars has been converted from sterling at the rate of US$1 = £0.5092 and Australian dollars at the rate of US$1 = A$1.2653, being the year end exchange rate used elsewhere in this publication.
5.	Conditional awards are awarded at no cost to the recipient and no amount remains unpaid on any shares granted. No award would be vested and unexercisable at the reporting date.
6.	Leigh Clifford was given a conditional award over 84,661 Rio Tinto Limited shares during the year. These awards were approved by the shareholders under the ASX Listing Rule 10.14 at the 2004 annual general meeting.
7.	A full explanation of the MCCP can be found on pages 97 to 98.

Rio Tinto 2006 Form 20-F	115

Back to Contents

Table 5 – Directors’ and senior management’s options to acquire Rio Tinto plc and Rio Tinto Limited shares

					Vested and				Value of
					exercisable				options	Market
			Vested		on				exercised	price on		Date from
	1 Jan		during		31Dec	31 Dec	Option		during	date of		which first	Expiry
	2006	Granted	2006	Exercised	2006	2006	price		2006 [9]	exercise		exercisable	date

Rio Tinto plc Share Savings Plan

Tom												1 Jan	7 Jan
Albanese	530	—	530	530	—	—	1150	p	£8,072	2673	p	2006	2006
												1 Jan	30 Jun
	—	791	—	—	—	791	2068	p	—	—		2012	2012

Preston												1 Jan	5 Jan
Chiaro	490	—	—	—	—	490	1277	p	—	—		2007	2007
												1 Jan	6 Jan
	—	298	—	—	—	298	2088	p	—	—		2009	2009

Bret												1 Jan	7 Jan
Clayton[2]	530	—	530	530	—	—	1150	p	£8,072	2673	p	2006	2006

Guy												1 Jan	30 Jun
Elliott	1,431	—	—	—	—	1,431	1107	p	—	—		2009	2009

Keith												1 Jan	5 Jan
Johnson	1,078	—	1,078	1,078	—	—	876	p	£21,528	2873	p	2007	2007
												1 Jan	6 Jan
	—	456	—	—	—	456	2068	p	—	—		2009	2009

Andrew												1 Jan	30 Jun
Mackenzie	1,021	—	—	—	—	1,021	1576	p	—	—		2009	2009

Rio Tinto plc Share Option Plan

Tom												27 May	27 May
Albanese	11,142	—	—	11,142	—	—	820	p	£221,280	2806	p	2001	2008
												12 Mar	12 Mar
	12,382	—	—	12,382	—	—	808.8	p	£247,293	2806	p	2002	2009
												7 Mar	7 Mar
	7,530	—	—	7,530	—	—	965.4	p	£138,597	2806	p	2003	2010
												7 Mar	7 Mar
	3,766	—	—	3,766	—	—	965.4	p	£69,317	2806	p	2005	2010
												6 Mar	6 Mar
	102,718	—	—	—	102,718	102,718	1265.6	p	—	—		2005	2011
												13 Mar	13 Mar
	125,336	—	—	—	125,336	125,336	1458.6	p	—	—		2005	2012
												7 Mar	7 Mar
	139,165	—	139,165	—	139,165	139,165	1263	p	—	—		2006	2013
												22 Apr	22 Apr
	84,020	—	—	—	—	84,020	1329	p	—	—		2007	2014
												9 Mar	9 Mar
	83,926	—	—	—	—	83,926	1826.2	p	—	—		2008	2015
												7 Mar	7 Mar
	—	67,511	—	—	—	67,511	2711.2	p	—	—		2009	2016

Preston												7 Mar	7 Mar
Chiaro	37,160	—	37,160	—	37,160	37,160	1263	p	—	—		2006	2013
												22 Apr	22 Apr
	70,490	—	—	—	—	70,490	1329	p	—	—		2007	2014
												9 Mar	9 Mar
	63,527	—	—	—	—	63,527	1826.2	p	—	—		2008	2015
												7 Mar	7 Mar
	—	51,274	—	—	—	51,274	2711.2	p	—	—		2009	2016

Rio Tinto 2006 Form 20-F	116

Back to Contents

Table 5 – Directors’ and senior management’s options to acquire Rio Tinto plc and Rio Tinto Limited shares

					Vested and				Value of
					exercisable				options	Market
			Vested		on				exercised	price on		Date from
	1 Jan		during		31 Dec	31 Dec	Option		during	date of		which first	Expiry
	2006	Granted	2006	Exercised	2006	2006	price		2006 [9]	exercise		exercisable	date

Rio Tinto plc Share Option Plan (continued)

Bret												7 Mar	7 Mar
Clayton[2]	24,573	—	24,573	24,573	—	—	1263	p	£343,531	2661	p	2006	2013
												22 Apr	22 Apr
	13,315	—	—	—	—	13,315	1329	p	—	—		2007	2014
												9 Mar	9 Mar
	11,539	—	—	—	—	11,539	1826.2	p	—	—		2008	2015
												7 Mar	7 Mar
	10,767	—	—	—	—	10,767	2711.2	p	—	—		2009	2016

Guy												13 Mar	13 Mar
Elliott	61,703	—	—	—	61,703	61,703	1458.6	p	—	—		2005	2012
												7 Mar	7 Mar
	97,387	—	97,387		97,387	97,387	1263	p	—	—		2006	2013
												22 Apr	22 Apr
	73,700	—	—	—	—	73,700	1329	p	—	—		2007	2014
												9 Mar	9 Mar
	72,972	—	—	—	—	72,972	1826.2	p	—	—		2008	2015
												7 Mar	7 Mar
	—	58,100	—	—	—	58,100	2711.2	p	—	—		2009	2016

Keith												7 Mar	7 Mar
Johnson	3,855	—	—	3,855	—	—	965.4	p	68,488	2742	p	2005	2010
												6 Mar	6 Mar
	11,667	—	—	11,667	—	—	1265.6	p	172,252	2742	p	2005	2011
												13 Mar	13 Mar
	10,595	—	—	10,595	—	—	1458.6	p	135,976	2742	p	2005	2012
												7 Mar	7 Mar
	16,231	—	16,231	16,231	—	—	1263	p	240,056	2742	p	2006	2013
												22 Apr	22 Apr
	43,500	—	—	—	—	43,500	1329	p	—	—		2007	2014
												9 Mar	9 Mar
	47,937	—	—	—	—	47,937	1826.2	p	—	—		2008	2015
												7 Mar	7 Mar
	—	37,869	—	—	—	37,869	2711.2	p	—	—		2009	2016

Andrew												9 Mar	9 Mar
Mackenzie[10]	53,769	—	—	—	—	53,769	1826.2	p	—	—		2008	2015
												7 Mar	7 Mar
	—	42,019	—	—	—	42,019	2711.2	p	—	—		2009	2016

Rio Tinto Limited Share Savings Plan

Leigh							A$					30 Sep	31 Mar
Clifford[11]	1,486	—	—	—	—	1,486	29.04		—	—		2007	2008

Oscar							A$					1 Jan	30 Jun
Groeneveld	1,431	—	—	—	—	1,431	27.48		—	—		2009	2009

Sam							A$		A$	A$		1 Jan	30 Jun
Walsh	1,078	—	1,078	1,078	—	—	25.57		53,787	75.465		2006	2006
							A$					1 Jan	30 Jun
	601	—	—	—	—	601	40.92		—	—		2009	2009

Rio Tinto 2006 Form 20-F	117

Back to Contents

Table 5 – Directors’ and senior management’s options to acquire Rio Tinto plc and Rio Tinto Limited shares

					Vested and			Value of
					exercisable			options	Market
			Vested		on			exercised	price on	Date from
	1 Jan		during		31 Dec	31 Dec	Option	during	date of	which first	Expiry
	2006	Granted	2006	Exercised	2006	2006	price	2006 [9]	exercise	exercisable	date

Rio Tinto Limited Share Option Plan

Leigh							A$			28 May	28 May
Clifford[11]	52,683	—	—	—	52,683	52,683	23.4382	—	—	2002	2009
							A$			7 Mar	7 Mar
	59,318	—	—	—	59,318	59,318	24.069	—	—	2003	2010
							A$			7 Mar	7 Mar
	29,660	—	—	—	29,660	29,660	24.069	—	—	2005	2010
							A$			6 Mar	6 Mar
	241,430	—	—	—	241,430	241,430	33.0106	—	—	2005	2011
							A$			13 Mar	13 Mar
	208,882	—	—	—	208,882	208,882	39.8708	—	—	2005	2012
							A$			7 Mar	30 Sept
	254,132	—	254,132	—	254,132	254,132	33.336	—	—	2006	2012
							A$			22 Apr	30 Sept
	179,370	—	—	—	—	179,370	34.406	—	—	2007	2012
							A$			9 Mar	30 Sept
	169,987	—	—	—	—	169,987	47.042	—	—	2008	2012
							A$			7 Mar	30 Sept
	—	126,992	—	—	—	126,992	71.06	—	—	2009	2012

Oscar							A$	A$	A$	6 Mar	6 Mar
Groeneveld	80,920	—	—	80,920	—	—	33.0106	3,136,411	71.77	2005	2011
							A$			7 Mar	30 Sept
	90,080	—	90,080	—	90,080	90,080	33.336	—	—	2006	2012
							A$			22 Apr	30 Sept
	62,600	—	—	—	—	62,600	34.406	—	—	2007	2012
							A$			9 Mar	30 Sept
	64,321	—	—	—	—	64,321	47.042	—	—	2008	2012
							A$			7 Mar	30 Sept
	—	52,086	—	—	—	52,086	71.06	—	—	2009	2012

Sam							A$	A$		6 Mar	6 Mar
Walsh	49,983	—	—	49,983	—	—	33.0106	2,494,122	$82.91	2005	2011
							A$	A$		13 Mar	13 Mar
	60,194	—	—	60,194	—	—	39.8708	2,590,702	$82.91	2005	2012
							A$	A$		7 Mar	7 Mar
	75,863	—	75,863	75,863	—	—	33.336	3,760,832	$82.91	2006	2013
							A$			22 Apr	22 Apr
	54,400	—	—	—	—	54,400	34.406	—	—	2007	2014
							A$			9 Mar	9 Mar
	58,823	—	—	—	—	58,823	47.042	—	—	2008	2015
							A$			7 Mar	7 Mar
	—	48,079	—	—	—	48,079	71.06	—	—	2009	2016

Rio Tinto 2006 Form 20-F	118

Back to Contents

Table 5 – Directors’ and senior management’s options to acquire Rio Tinto plc and Rio Tinto Limited shares

					Vested and				Value of
					exercisable				options	Market
			Vested		on				exercised	price on	Date from
	1 Jan		during		31 May	31 May	Option		during	date of	which first	Expiry
	2007	Granted	2007	Exercised	2007	2007	price		2007 [9]	exercise	exercisable	date

Rio Tinto plc Share Savings Plan

Tom											1 Jan	30 Jun
Albanese	791	—	—	—	—	791	2068	p	—	—	2012	2012

Preston											1 Jan	5 Jan
Chiaro	490	—	490	—	—	—	1277	p	£6,017	£25.05	2007	2007
											1 Jan	6 Jan
	298	—	—	—	—	298	2088	p	—	—	2009	2009

Bret
Clayton[2]	—	—	—	—	—	—	—		—	—	—	—

Guy											1 Jan	30 Jun
Elliott	1,431	—	—	—	—	1,431	1107	p	—	—	2009	2009

Keith											1 Jan	6 Jan
Johnson	456	—	—	—	—	456	2068	p	—	—	2009	2009

Andrew											1 Jan	30 Jun
Mackenzie	1,021	—	—	—	—	1,021	1576	p	—	—	2009	2009

Rio Tinto plc Share Option Plan

Tom											6 Mar	6 Mar
Albanese	102,718	—	—	—	102,718	102,718	1265.6	p	—	—	2005	2011
											13 Mar	13 Mar
	125,336	—	—	—	125,336	125,336	1458.6	p	—	—	2005	2012
											7 Mar	7 Mar
	139,165	—	—	—	139,165	139,165	1263.0	p	—	—	2006	2013
											22 Apr	22 Apr
	84,020	—	—	—	—	84,020	1329.0	p	—	—	2007	2014
											9 Mar	9 Mar
	83,926	—	—	—	—	83,926	1826.2	p	—	—	2008	2015
											7 Mar	7 Mar
	67,511	—	—	—	—	67,511	2711.2	p	—	—	2009	2016
											13 Mar	13 Mar
	—	66,186	—	—	—	66,186	2701.2	p	—	—	2010	2017

Preston											7 Mar	7 Mar
Chiaro	37,160	—	—	—	37,160	37,160	1263.0	p	—	—	2006	2013
											22 Apr	22 Apr
	70,490	—	—	—	—	70,490	1329.0	p	—	—	2007	2014
											9 Mar	9 Mar
	63,527	—	—	—	—	63,527	1826.2	p	—	—	2008	2015
											7 Mar	7 Mar
	51,274	—	—	—	—	51,274	2711.2	p	—	—	2009	2016
											7 Mar	7 Mar
	—	38,519	—	—	—	38,519	2701.2	p	—	—	2010	2017

Rio Tinto 2006 Form 20-F	119

Back to Contents

Table 5 – Directors’ and senior management’s options to acquire Rio Tinto plc and Rio Tinto Limited shares

									Value of
					Vested and				options	Market
			Vested		exercisable				exercised	price on	Date from
	1 Jan		during		on 31 May	31 May	Option		during	date of	which first	Expiry
	2007	Granted	2007	Exercised	2007	2007	price		2007[9]	exercise	exercisable	date

Rio Tinto plc Share Option Plan (continued)

Bret											22 Apr	22 Apr
Clayton[2]	13,315	—	—	—	—	13,315	1329.0	p	—	—	2007	2014
											9 Mar	9 Mar
	11,539	—	—	—	—	11,539	1826.2	p	—	—	2008	2015
											7 Mar	7 Mar
	10,767	—	—	—	—	10,767	2711.2	p	—	—	2009	2016
											7 Mar	7 Mar
	—	33,850	—	—	—	33,850	2701.2	p	—	—	2010	2017

Guy											13 Mar	13 Mar
Elliott	61,703	—	—	—	61,703	61,703	1458.6	p	—	—	2005	2012
											7 Mar	7 Mar
	97,387	—	—	–	97,387	97,387	1263.0	p	—	—	2006	2013
											22 Apr	22 Apr
	73,700	—	—	—	—	73,700	1329.0	p	—	—	2007	2014
											9 Mar	9 Mar
	72,972	—	—	—	—	72,972	1826.2	p	—	—	2008	2015
											7 Mar	7 Mar
	58,100	—	—	—	—	58,100	2711.2	p	—	—	2009	2016
											7 Mar	7 Mar
	—	44,052	—	—	—	44,052	2701.2	p	—	—	2010	2017

Keith											22 Apr	22 Apr
Johnson	43,500	—	—	—	—	43,500	1329.0	p	—	—	2007	2014
											9 Mar	9 Mar
	47,937	—	—	—	—	47,937	1826.2	p	—	—	2008	2015
											7 Mar	7 Mar
	37,869	—	—	—	—	37,869	2711.2	p	—	—	2009	2016
											7 Mar	7 Mar
	—	28,294	—	—	—	28,294	2701.2	p	—	—	2010	2017

Andrew											9 Mar	9 Mar
Mackenzie[10]	53,769	—	—	—	—	53,769	1826.2	p	—	—	2008	2015
											7 Mar	7 Mar
	42,019	—	—	—	—	42,019	2711.2	p	—	—	2009	2016
											7 Mar	7 Mar
	—	31,159	—	—	—	31,159	2701.2	p	—	—	2010	2017

Rio Tinto Limited Share Savings Plan

Leigh							A$				30 Sep	31 Mar
Clifford[11]	1,486	—	—	—	—	1,486	29.04		—	—	2007	2008

Oscar							A$				1 Jan	30 Jun
Groeneveld	1,431	—	—	—	—	1,431	27.48		—	—	2009	2009

Sam							A$				1 Jan	30 Jun
Walsh	601	—	—	—	—	601	40.92		—	—	2009	2009

Rio Tinto 2006 Form 20-F	120

Back to Contents

Table 5 – Directors’ and senior management’s options to acquire Rio Tinto plc and Rio Tinto Limited shares

								Value of
					Vested and			options	Market
			Vested		exercisable			exercised	price on	Date from
	1 Jan		during		on 31 May	31 May	Option	during	date of	which first	Expiry
	2007	Granted	2007	Exercised	2007	2007	price	2007[9]	exercise	exercisable	date

Rio Tinto Limited Share Option Plan

Leigh							A$			12 Mar	12 Mar
Clifford[11]	52,683	—	—	—	52,683	52,683	23.4382	—	—	2002	2009
							A$			7 Mar	7 Mar
	59,318	—	—	—	59,318	59,318	24.069	—	—	2003	2010
							A$			7 Mar	7 Mar
	29,660	—	—	—	29,660	29,660	24.069	—	—	2005	2010
							A$			6 Mar	6 Mar
	241,430	—	—	—	241,430	241,430	33.0106	—	—	2005	2011
							A$			13 Mar	13 Mar
	208,882	—	—	—	208,882	208,882	39.8708	—	—	2005	2012
							A$			7 Mar	30 Sept
	254,132	—	—	—	254,132	254,132	33.336	—	—	2006	2012
							A$			22 Apr	30 Sept
	179,370	—	—	—	—	179,370	34.406	—	—	2007	2012
							A$			9 Mar	30 Sept
	169,987	—	—	—	—	169,987	47.042	—	—	2008	2012
							A$			7 Mar	30 Sept
	126,992	—	—	—	—	126,992	71.06	—	—	2009	2012
							A$			13 Mar	13 Mar
	—	92,325	—	—	—	92,325	74.588	—	—	2010	2017

Oscar							A$	A$	A$	7 Mar	30 Sept
Groeneveld	90,080	—	—	—	90,080	90,080	33.336	5,464,613	94.00	2006	2012
							A$			22 Apr	30 Sept
	62,600	—	—	—	—	62,600	34.406	—	—	2007	2012
							A$			9 Mar	30 Sept
	64,321	—	—	—	—	64,321	47.042	—	—	2008	2012
							A$			7 Mar	30 Sept
	52,086	—	—	—	—	52,086	71.06	—	—	2009	2012
							A$			13 Mar	13 Mar
	—	37,987	—	—	—	37,987	74.588	—	—	2010	2017

Sam							A$			22 Apr	22 Apr
Walsh	54,400	—	—	—	—	54,400	34.406	—	—	2007	2014
							A$			9 Mar	9 Mar
	58,823	—	—	—	—	58,823	47.042	—	—	2008	2015
							A$			7 Mar	7 Mar
	48,079	—	—	—	—	48,079	71.06	—	—	2009	2016
							A$			13 Mar	13 Mar
	—	35,861	—	—	—	35,861	74.588	—	—	2010	2017

Notes to Table 5
1	Or at date of appointment if later.
2	Bret Clayton was appointed chief executive of the Copper group on 1 July 2006.
3	All options are granted over ordinary shares. Rio Tinto plc – ordinary shares of 10p each stated in pence sterling; Rio Tinto Limited ordinary shares – stated in Australian dollars. Each option is granted over one share.
4	No options lapsed during the year.
5	The closing price of Rio Tinto plc ordinary shares at 31 December 2006 was 2718p (2005: 2655p) and the closing price of Rio Tinto Limited shares at 31 December 2006 was A$74.30 (2005: A$69.00). The highest and lowest prices during the year were 3322p and 2352p respectively for Rio Tinto plc and A$88.10 and A$65.01 for Rio Tinto Limited.
6	The option price represents the exercise price payable on the options. No amount was paid or payable by the recipient at the date of grant. No amounts are unpaid on any shares allocated on the exercise of the options.
7	Under the plans no options would be vested and unexercisable at the reporting date.
8	The fair value per option, granted during 2006, at date of grant was as follows: Rio Tinto plc Share Savings Plan two year contract 676p; three year contract 812p and five year contract 944p; Rio Tinto Limited Share Savings Plan three year contract A$22.37 and five year contract A$26.07. Rio Tinto plc Share Option Plan 740p; Rio Tinto Limited Share Option Plan A$17.09.
9	The value of options exercised during 2006 is calculated by multiplying the number of options exercised by the difference between the market price and the option price on date of exercise.
10	Andrew Mackenzie was granted 40,216 phantom options over Rio Tinto plc shares at a price of 1329p per share, exercisable between 22 April 2007 and 22 April 2014. This grant will not vest in 2007, but will be subject to retest after a further two years.
11.	Leigh Clifford was granted options over 126,992 Rio Tinto Limited shares during the year. This option grant was approved by shareholders under ASX Listing Rule 10.14 at the 2004 annual general meeting. Subject to the rules of the Rio Tinto Limited Share Savings Plan, Leigh Clifford’s options granted under that plan will be reduced proportionally to reflect the actual portion of 2007 he was an employee of the Group.

Rio Tinto 2006 Form 20-F	121

Back to Contents

CORPORATE GOVERNANCE

The directors of Rio Tinto believe that high standards of corporate governance are central to business integrity and performance. The following describes how this philosophy is applied in practice.
     As Rio Tinto’s three main listings are in London, Melbourne and New York, the directors have referred to The Combined Code on Corporate Governance, published by the UK Financial Reporting Council (the Code), the Australian Securities Exchange (ASX) Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations (the ASX Principles), and the New York Stock Exchange (NYSE) Corporate Governance Standards (the NYSE Standards), as well as the Sarbanes-Oxley Act of 2002.
     Rio Tinto complied fully with the detailed provisions of Section 1 of the Code and the ASX Principles as detailed further below. A statement on compliance with the NYSE Standards is set out below.

The board
The Companies have common boards of directors which are collectively responsible for the success of the Group and accountable to shareholders for the performance of the business. Throughout this report, they are described as the board.
     The board currently consists of 14 directors: the chairman, three executive directors and ten non executive directors. The Nominations committee continually assesses the balance of executive and non executive directors and the composition of the board in terms of the skills and diversity required to ensure it remains relevant in the current environment. The skills, experience and expertise of each director together with their term s in office are shown in the biographical details on pages 89 to 92.

The role and responsibilities of the board
The role of the board is to provide the Group with good governance and strategic direction. The board also reviews the Group’s control and accountability framework. The directors have agreed a formal schedule of matters specifically reserved for decision by the board, including strategy, major investments and acquisitions. This is available on Rio Tinto’s website at www.riotinto.com.
     Responsibility for day-to-day management of the business lies with the executive team, with the board agreeing annual performance targets for management against the Group’s financial plan. The board is ultimately accountable to shareholders for the performance of the business.
     To ensure an efficient process, the board meets regularly and, in 2006, had eight scheduled and one unscheduled meeting. Details of directors’ attendance at board and committee meetings are set out on page 123.
     The board has regular scheduled discussions on aspects of the Group’s strategy, as well as two separate strategy review meetings, one half day and one two day meeting, both of which are dedicated to in-depth discussions on Group strategy.
     Directors receive timely, regular and necessary management and other information to en able them to fulfil their duties. The board has agreed a procedure for the directors to have access to independent professional advice at the Group’s expense and to the advice and services of both company secretaries.
     In addition to these formal processes, directors are in regular communication with senior executives from the product groups, at both formal and informal meetings, to ensure regular exchange of knowledge and experience between management and non executive directors. To continue building on the formal induction programmes, which all new non executive directors undertake, they are encouraged to take every opportunity to visit the Group’s operating locations. The full board also takes the opportunity to combine attendance at the annual general meeting in Australia and at the two day strategy review meeting with site visits when they are able to witness at first hand operations at individual business units and to meet local staff.
     The chairman holds regular meetings with non executive directors without the executive directors being present.

Rio Tinto 2006 Form 20-F	122

Back to Contents

Directors’ attendance at board and committee meetings during 2006

							Committee on
							social and
			Audit		Remuneration		environmental		Nominations
	Board		committee		committee		accountability		committee

Name of Director	A1,2	B1	A	B	A	B	A	B	A	B

Tom Albanese[3]	7	7
Ashton Calvert	9	9					4	4	4	4
Sir David Clementi	9	8	7	6	4	4
Leigh Clifford	9	9
Vivienne Cox	9	7	7	7
Sir Rod Eddington	9	8					4	2	4	4
Guy Elliott	9	9
Michael Fitzpatrick[4]	6	6	3	2	1	—
Richard Goodmanson	9	9			4	4	4	4
Andrew Gould	9	8	7	6	4	4
Lord Kerr	9	8	7	7			4	4
David Mayhew	9	9							4	4
Paul Skinner	9	9							4	4
Sir Richard Sykes	9	9			4	4			4	4

Notes
1	A = Maximum number of meetings the director could have attended; B = Number of meetings attended
2	Eight of the board meetings were scheduled and one was called at short notice.
3	Tom Albanese was appointed on 7 March 2006.
4	Michael Fitzpatrick was appointed on 6 June 2006 and became an Audit committee and Remuneration committee member on the same date.

Board performance
In 2006 the board conducted a formal process, facilitated by external consultants, to evaluate once again its effectiveness and that of the board committees and individual directors.
     Each director’s performance was appraised by the chairman and, in a meeting chaired by the senior independent non executive director, the non executive directors assessed the chairman’s performance, taking into consideration the views of executive colleagues.
     The evaluation process takes place annually and aims to cover board dynamics, board capability, board process, board structure, corporate governance, strategic clarity and alignment and the performance of individual directors. The directors believe that, through this evaluation process, they comply with the requirements of Clause A.6 of the Code, Principle 8 of the ASX Principles, and of the NYSE Standards.

Independence
The tests of director independence in the jurisdictions where Rio Tinto is listed are not wholly consistent. The board has, therefore, adopted a formal policy for the determination of independence of directors. The policy, which contains the materiality thresholds approved by the board, can be viewed on the Rio Tinto website. Among the key criteria are independence of management and the absence of any business relationship which could materially interfere with the director’s independence of judgement and ability to provide a strong, valuable contribution to the board’s deliberations or which could interfere with the director’s ability to act in the best interest of the Group. Where contracts in the ordinary course of business exist between Rio Tinto and a company in which a director has declared an interest, these are reviewed for materiality to both the Group and the other party to the contract. Applying these criteria, the board is satisfied that the majority of the non executive directors: Ashton Calvert, Sir David Clementi, Vivienne Cox, Sir Rod Eddington, Michael Fitzpatrick, Richard Goodmanson, Andrew Gould, Lord Kerr and Sir Richard Sykes are independent.
     The board is also satisfied that the strength and objectivity of Sir Richard Sykes contribution to the board, as a non executive director since 1997, is fully consistent with that of an independent director and so continues to regard him as independent. He was re-elected at the 2007 annual general meetings, to serve one more year, to support the board during a period of executive transition. Sir Richard is the senior independent director and also chairs the Remuneration committee.
     David Mayhew, who is chairman of one of Rio Tinto plc’s stockbrokers, is not considered independent in accordance with the Code.
     Paul Skinner was, until his appointment as chairman in 2003, an independent non executive director in compliance with the Code. He also satisfies the tests for independence under the ASX Principles and the NYSE Standards.
     The directors’ biographies are set out on pages 89 to 92.

Rio Tinto 2006 Form 20-F	123

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

Board committees
There are four board committees, the Audit committee, Remuneration committee, Nominations committee and the Committee on social and environmental accountability. Each committee plays a vital role in ensuring that good corporate governance is maintained throughout the Group. Committee terms of reference are reviewed annually by the board and the committees to ensure they continue to be at the forefront of best practice; and are posted on the Group’s website. Minutes of all committee meetings are circulated to the board, with oral reports at the next board meeting. None of the executive directors are members of any of these committees.

Audit committee
The Audit committee’s main responsibilities include the review of accounting principles, policies and practices adopted in the preparation of public financial information, review with management of procedures relating to financial and capital expenditure controls, including internal audit plans and reports, review with external auditors of the scope and results of their audit, the nomination of auditors for appointment by shareholders, and the review of and recommendation to the board for approval of Rio Tinto’s risk management policy. Its responsibilities also include the review of corporate governance practices of Group sponsored pension funds. The committee has a number of training sessions which may cover new legislation and other relevant information. The external auditors, the finance director, the Group controller and Group internal auditor all attend meetings. A copy of the Audit committee charter is reproduced on page 129 to 130 and can be found on the website.
      The Audit committee is chaired by Andrew Gould and its members are Sir David Clementi, Vivienne Cox, Michael Fitzpatrick and Lord Kerr. David Mayhew attends in an advisory capacity.

Remuneration committee
The Remuneration committee is responsible for determining the policy for executive remuneration and for the remuneration and benefits of individual executive directors and senior executives. Full disclosure of all elements of directors’ and relevant senior executives’ remuneration can be found in the Remuneration report on pages 95 to 121, together with details of the Group’s remuneration policies. The committee is chaired by Sir Richard Sykes and its members are Sir David Clementi, Michael Fitzpatrick, Richard Goodmanson and Andrew Gould.

Nominations committee
The Nominations committee is chaired by the chairman of Rio Tinto, Paul Skinner. The committee is responsible, on behalf of the board, for ensuring that a suitable process is in place to meet the recruitment requirements of the board. It reviews the mix, structure and experience of the board and the desired profiles of potential candidates for membership. In consultation with external search consultants it oversees the review and recruitment process to fill vacancies as they arise. The recruitment process itself includes identification of suitable candidates, followed by a formal assessment of each candidate, leading to a final selection process. Proposals for new members are submitted to the full board for approval. On behalf of the board it also reviews proposals for senior executive appointments and succession planning.
      The committee further reviews the time required to be committed to Group business by non executive directors and assesses whether non executive directors are devoting sufficient time to carry out their duties. In addition to Paul Skinner, the committee consists of Ashton Calvert, Sir Rod Eddington, David Mayhew and Sir Richard Sykes. Under the Code, two members of the committee are not considered independent: Paul Skinner, following his appointment as chairman, and David Mayhew. The Code specifically allows the chairman to chair the Nominations committee. As stated above, the board takes the view that Sir Richard continues to be an independent director and the composition of the committee is therefore compliant with the Code.

Committee on social and environmental accountability
The Committee on social and environmental accountability reviews the effectiveness of management policies and procedures in place to deliver those standards in our statement of business practice, The way we work, which are not covered by the other board committees and, in particular, those relating to health, safety, the environment and social issues. The overall objective of the committee is to promote the development of high quality business practices throughout the Group and to develop the necessary clear accountability on these practices.
      Members of the committee, which is chaired by Richard Goodmanson, are Ashton Calvert, Sir Rod Eddington and Lord Kerr.

Rio Tinto 2006 Form 20-F	124

Back to Contents

Executive directors’ other directorships
Executive directors are likely to be invited to become non executive directors of other companies. For full details of the Group policy and fees, see page 74.

Directors’ dealings in shares
Rio Tinto has a Group policy in place to govern the dealing in Rio Tinto securities by directors and employees. The policy, which prohibits dealings when in possession of price sensitive information and shortly before a results announcement, can be viewed on the website.

Communication
Rio Tinto recognises the importance of effective communication with shareholders and the general investment community. To ensure shareholders are kept informed in a timely manner, the Group has adopted Continuous disclosure standards, which are appended to the Corporate governance standards and posted on the website.
      In addition to statutory documents, Rio Tinto has a recently redesigned website featuring in-depth information on health, safety and the environment, as well as general investor information and Group policies. Results presentations and investor seminars are made available as they happen as well as in the form of an archive on the website.
      The Group produces a range of informative publications, which are available on request. For further details, see our website.
      Full advantage is taken of the annual general meetings to inform shareholders of current developments and to give shareholders the opportunity to ask questions. As recommended by the ASX Principles, Rio Tinto Limited’s external auditor attends the annual general meeting and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report. Rio Tinto Limited shareholders are also able to submit written questions regarding the statutory audit report to the auditors via the Company. Any questions received and answers provided are made available to the members at the Rio Tinto Limited annual general meeting. Rio Tinto plc’s auditors attend the annual general meeting in London and are available to respond to audit related shareholder questions.
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

Statement of business practice
The way we work provides the directors and all Group employees with a summary of the global policies and controls in place to help ensure that high governance and business standards are communicated and maintain ed throughout the Group.
      Global policies are adopted by the board after wide consultation, externally and within the Group. Once adopted, they are communicated to business units worldwide, together with mandatory standards and guidance notes to support implementation. Business units are required to devote the necessary effort by management to implement and report on these policies and standards.
      In 2006, Rio Tinto undertook a review of its global policies. The following policies are currently in place: access to land; communities; corporate governance; employment; environment; human rights; information management; occupational health; political involvement; safety and sustainable development. To complete the suite of policies, the following are being revised: business integrity; information security management and information technology; internal controls and reporting; transparency; and risk. Each of these policies is supported by standards expanding on the minimum expectations on topics such as antitrust, continuous disclosure, compliance, and health, safety and the environment. Many of these standards are supplemented by guidance notes. These policies and standards apply to all Rio Tinto managed businesses.
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
      Where the Group does not have operating responsibility for a business, Rio Tinto’s policies are communicated to its business partners and they are encouraged to adopt similar policies of their own.
      Rio Tinto’s report on social and environmental matters follows the guidelines of the Global Reporting Initiative and the Association of British Insurers. This report can be found on page 71. Details of the Group’s overall and individual businesses’ social and environmental performance continue to be published on the website and in the Sustainable development review.

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

Rio Tinto 2006 Form 20-F	125

Back to Contents

give a true and fair view of the state of the Company’s affairs, and preparing a Remuneration report which includes the information required by Part 3 of Schedule 7A to the UK Companies Act 1985 and Australian Accounting Standard AASB 124 “Related Party Disclosures”.
      To ensure that these requirements are satisfied, the directors are responsible for establishing and maintaining adequate internal controls, including disclosure controls and procedures for financial reporting throughout the Group.
      The directors consider that the 2006 Annual report and financial statements present a true and fair view and have been prepared in accordance with applicable accounting standards, using the most appropriate accounting policies for Rio Tinto’s business and supported by reasonable and prudent judgements and estimates. The accounting policies have been consistently applied. The directors have received a written statement from the chief executive and the finance director to this effect. In accordance with ASX Principle 7.2, this written statement relies on a sound system of risk management and internal compliance and controls which implements the policies adopted by the board and confirms that the Group’s risk management and internal compliance and control systems are operating efficiently and effectively in all material respects.
      The directors, senior executives, senior financial managers and other members of staff who are required to exercise judgement in the course of the preparation of the financial statements are required to co nduct themselves with integrity and honesty and in accordance with the ethical standards of their profession and/or business.
      The directors are responsible for maintaining proper accounting records, in accordance with the UK Companies Act 1985 and the Australian Corporations Act 2001. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities. The directors are also responsible for ensuring that appropriate systems are in place to maintain and preserve the integrity of the Group’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from current and future legislation in other jurisdictions. The work carried out by the auditors does not involve consideration of such developments and, accordingly, the auditors accept no re sponsibility for any changes, should any be made, to the financial statements since they were initially available on the website.

Going concern
The financial statements have been prepared on the going concern basis. The directors report that they have satisfied themselves that the Companies and the Group are a going concern since they have adequate financial resources to continue in operational existence for the foreseeable future.

Board’s statement on internal control
Rio Tinto’s overriding corporate objective is to maximise long term shareholder value through responsible and sustainable investment in mining and related assets. The directors recognise that creating shareholder value is the reward for taking and accepting risk.
      The directors are responsible for the Group’s system of internal controls and for reviewing its effectiveness in providing shareholders with a return on their investments that is consistent with a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls and risk management procedures. Due to the limitations inherent in any such system, this is designed to manage rather than eliminate risk and to provide reasonable but not absolute assurance against material misstatement or loss.
      The directors have established a process for identifying, evaluating and managing the significant risks faced by the Group. This process was in place during 2006 and up to and including the date of approval of the 2006 Annual report and financial statements. The process is reviewed annually by the directors and accords with the guidance set out in Internal Control: Guidance for Directors on the Combined Code.
      Two of the Group’s management committees, the Executive committee and the Disclosures and procedures committee regularly review information related to the Group’s control framework. This information is presented to the Audit committee to enable its members to assess the effectiveness of the internal controls. In addition, the board and its committees monitor the Group’s significant risks on an ongoing basis.
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
      Each year, the leaders of the Group’s businesses and administrative offices complete an internal control questionnaire that seeks to confirm that adequate internal controls are in place, are operating effectively and are designed to capture and evaluate failings and weaknesses, if any exist, and take prompt action as appropriate. The results of this process are reviewed by the executive committee and it is then presented to the Audit committee and board as a further part of their review of the Group’s internal controls. This process is continually reviewed and strengthened as appropriate.
      The Group has material investments in a number of jointly controlled entities and associates. Where Rio Tinto does not have managerial control, it cannot guarantee that local management of mining and related assets will comply with Rio Tinto standards or objectives. Accordingly, the review of their internal controls is less comprehensive than that of the Group’s managed operations.

Rio Tinto 2006 Form 20-F	126

Back to Contents

Disclosure controls and procedures
The common management of each of Rio Tinto plc and Rio Tinto Limited, with the participation of their common chief executive and finance director, have evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as of 31 December 2006 and have concluded that these disclosure controls and procedures were effective to provide reasonable assurance that the information it is required to disclose is reported fairly as and when required.
      The Disclosure and procedures committee is tasked with reviewing the adequacy and effectiveness of Group controls and procedures over the public disclosure of financial and related information. The committee has been presenting the results of this process to the directors since its establishment in 2002 and will continue to do so.
     Management’s report on internal control over financial reporting has been set out on page 147.

New York Stock Exchange
Rio Tinto plc, as a foreign issuer with American Depositary Shares listed on the NYSE, is obliged by the NYSE Standards to disclose any significant ways in which its practices of corporate governance differ from the NYSE standards.
      The Company has reviewed the NYSE Standards and believes that its practices are broadly consistent with them, with one exception. The NYSE Standards state that companies must have a nominating/corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the board a set of corporate governance principles applicable to the Company. Rio Tinto has a Nominations committee, information about which is set out on page 128. This committee does not develop corporate governance principles for the board’s approval. The board itself performs this task and approves the Group’s overall system of governance and internal controls.

New Zealand Stock Exchange
Rio Tinto Limited is also listed on the New Zealand Stock Exchange (“NZX”) which has introduced a Corporate Governance Best Practice Code (the NZX Code). As an overseas listed issuer on the NZX, Rio Tinto Limited is deemed to comply generally with the NZX Listing Rules, including the NZX Code, while it remains listed on the ASX. Whilst the ASX Principles and the NZX Code are substantially the same, there may be some AS X Principles or other ASX corporate governance rules which differ materially from the NZX’s corporate governance rules or the NZX Code. The ASX Principles and other corporate governance rules can be found on the ASX website: www.asx.com.au.

Principal auditors
The remuneration of the Group’s principal auditors for audit services and other services, as well as remuneration payable to other accounting firms, has been set out in note 41 to the 2006 financial statements.
      Rio Tinto has adopted policies designed to uphold the independence of the Group’s principal auditors by prohibiting their engagement to provide a range of accounting and other professional services that might compromise their appointment as independent auditors. The engagement of the Group’s principal auditors to provide statutory audit services, certain other assurance services, tax services and some other specific services are pre-approved annually by the Audit committee. Each engagement of the Group’s principal auditors to provide other permitted services is subject to the specific approval of the Audit committee or its chairman.
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
      The Audit committee has adopted policies for the pre-approval of permitted services provided by the Group’s principal auditors. These are regularly reviewed by the committee. Engagements for services provided by the Group’s principal auditors since the adoption of these policies were either within the pre-approval policies or approved by the Audit committee.

Audit committee
The Audit committee meets the membership requirements of the Code, the ASX Principles and the NYSE Standards. The Group also meets the composition, operation and responsibility requirements in respect of audit committees mandated by the ASX. The Audit committee is governed by a written charter approved by the board, which the Audit committee reviews and reassesses each year for adequacy. A copy of this charter is reproduced on page 129 to 130.
     The Audit committee comprises the five members set out below. Michael Fitzpatrick became a member of the committee with effect from June 2006. The members of the committee are independent and are free of any relationship that would interfere with impartial judgement in carrying out their responsibilities. David Mayhew attends the meetings in an advisory capacity.

Rio Tinto 2006 Form 20-F	127

Back to Contents

Report of the Audit committee
The Audit committee met seven times in 2006. It monitors developments in corporate governance in the UK, Australia and the US, to ensure the Group continues to apply high and appropriate standards.
      The charter, reproduced on page 129, is subject to regular discussion and review.
      There is in place a set of procedures, including budgetary guidelines, for the appointment of the external auditor to undertake non audit work, which aims to provide the best possible services for the Group at the most advantageous price. The committee reviews the independence of the external auditors on an annual basis and a process is also in place to review their effectiveness to ensure that the Group continues to receive an efficient and unbiased service. The Audit committee advised the directors that it is satisfied that the provision of non audit services by the external auditors during 2006 is compatible with the general standard of independence for auditors imposed by the Australian Corporations Act 2001. Furthermore, as part of its responsibility to foster open communication, the committee meets separately with management, the external auditors and the internal auditor.

Financial expert
The Audit committee reviewed the SEC requirements for audit committees’ financial experts and the Code requirement that at least one committee member should have recent and relevant financial experience. Following a detailed review, the committee recommended to the board that Michael Fitzpatrick, Andrew Gould and Sir David Clementi be identified as the Audit committee’s financial experts in the 2006 Annual report and financial statements . The board has also concluded that Michael Fitzpatrick, Andrew Gould and Sir David Clementi possess the requisite skills, experience and background to qualify for the purpose of clause C.3.1 of the Code.

2006 financial statements
The Audit committee has reviewed and discussed with management the Group’s audited financial statements for the year ended 31 December 2006.
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
      Based on the reviews and discussions referred to above, the committee has recommended to the board of directors that the financial statements referred to above be included in the 2006 Annual report and financial statements.

Andrew Gould (Chairman)
Sir David Clementi
Vivienne Cox
Michael Fitzpatrick
Lord Kerr

Report of the Nominations committee
The Nominations committee’s activities during 2006 covered executive and non executive succession and appointments. 2006 saw the appointment of both an executive director, Tom Albanese, and a non executive director, Michael Fitzpatrick, as well as the appointment of Bret Clayton as Tom Albanese’s successor as chief executive, Copper, followed by the announcement in December 2006 of Tom’s succession as chief executive in May 2007.
     Michael Fitzpatrick is an Australian independent director, who brings extensive Australian and international business experience to the board. A short biography of each is set out on pages 89 to 92.
      As part of his annual performance assessment of individual directors, Paul Skinner, who is chairman of the Nominations committee, has also reviewed the time committed by directors to Group business and confirmed this to be appropriate in each case.

Paul Skinner (Chairman)
Ashton Calvert, AC
Sir Rod Eddington
David Mayhew
Sir Richard Sykes

Rio Tinto 2006 Form 20-F	128

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
•	The systems of internal controls that the boards and management have established;
•	The Group’s auditing, accounting and financial reporting processes. In carrying out its responsibilities the committee has full authority to investigate all matters that fall within the terms of reference of this Charter. Accordingly, the committee may:
•	Obtain independent professional advice in the satisfaction of its duties at the cost of the Group;
•	Have such direct access to the resources of the Group as it may reasonably require including the external internal auditors.

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
     To fulfil its responsibilities the committee shall:

Charter
•	Review and, if appropriate, update this Charter at least annually.
•	Financial Reporting and Internal Financial Controls
•	Review with management and the external auditors the Group’s financial statements, Form 20-F, stock exchange and media releases in respect of each half year and full year.
•	Review with management and the external auditors the accounting policies and practices adopted by the company and their compliance with accounting standards, stock exchange listing rules and relevant legislation.
•	Discuss with management and the external auditors management’s choice of accounting principles and material judgments, including whether they are aggressive or conservative and whether they are common or minority practices.
•	Recommend to the boards that the annual and interim financial statements and Form 20-F reviewed by the committee (or the chairman representing the committee for this purpose) be included in the Group’s annual report.
•	Review the regular reports prepared by the internal auditor including the effectiveness of the Group’s internal financial controls.

External auditors
•	Review and recommend to the boards the external auditors to be proposed to shareholders, following a commercial tender if deemed necessary.
•	Review with the external auditors the planned scope of their audit and subsequently their audit findings including any internal control recommendations.

Rio Tinto 2006 Form 20-F	129

Back to Contents
•	Periodically consult with the external auditors out of the presence of management about the quality of the Group’s accounting principles, material judgments and any other matters that the committee deems appropriate.
•	Periodically review the performance of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements.
•	Review and approve the fees and other compensation to be paid to the external auditors.
•	Review and approve any non audit work and related fees to be carried out by the external auditors.
•	Ensure that the external auditors submit a written statement outlining all of its professional relationships with the Group including the provision of services that may affect their objectivity or independence. Review and discuss with the external auditors all significant relationships they have with the company to determine their independence.

Internal auditor
•	Review the qualifications, organisation, strategic focus and resourcing of internal audit.
•	Review and approve the internal audit plans.
•	Review internal audit performance.
•	Periodically consult privately with the internal auditor about any significant difficulties encountered including restrictions on scope of work, access to required information or any other matters that the committee deems appropriate.

Risk management
•	Review and evaluate the internal processes for determining and managing key risk areas.
•	Ensure the Company has an effective risk management system and that macro risks are reported at least annually to the board.
•	Require periodic reports from nominated senior managers:
	–	confirming the operation of the risk management system including advice that accountable management have confirmed the proper operation of agreed risk mitigation strategies and controls, and
	–	detailing material risks
•	Address the effectiveness of the Company’s internal control system with management and the internal and external auditors.
•	Evaluate the process the Company has in place for assessing and continuously improving internal controls, particularly those related to areas of material risk.

Other matters
The committee shall also perform any other activities consistent with this Charter that the committee or boards deem appropriate. This will include but not be limited to:
•	Review of the Group’s insurance cover.
•	Review the Group’s tax planning and compliance.
•	Review the Group’s whistle-blowing procedures for financial reporting.

Rio Tinto 2006 Form 20-F	130

Back to Contents
Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

As far as is known, Rio Tinto plc is not directly or indirectly owned or controlled by another corporation or by any government. Rio Tinto plc does not know of any arrangements which may result in a change in its control. As of 8 June 2007, the total amount of the voting securities owned by the directors of Rio Tinto plc as a group wa s 112,964 ordinary shares of 10p each representing less than one per cent of the number in issue.
     As far as is known, Rio Tinto Limited, with the exception of the arrangements for the dual listed companies merger described on pages 136 to 139, is not directly or indirectly owned or controlled by another corporation or by any government. As of 8 June 2007, the only person known to Rio Tinto Limited as owning more than five per cent of its shares was Tinto Holdings Australia Pty Limited, which is an indirect wholly owned subsidiary of Rio Tinto plc, with 171,072,520 shares, representing 37.48 per cent of its issued capital. Rio Tinto Limited does not know of any arrangements which may result in a change in its control. As of 8 June 2007 the total amount of the voting securities owned by the directors of Rio Tinto Limited as a group was 96,190 shares representing less than one per cent of the number in issue.
     Directors’ interests in Group voting securities are shown in Table 3 on page 111. Their total beneficial interest in the Group amounts to less than one per cent.
     Except as provided under the DLC Merger Sharing Agreement as explained on pages 136 to 137, the Group’s major shareholders have the same voting and other rights as other shareholders.
     As at 8 June 2007 there were 250 shareholders who had registered addresses in the US holding 157,241 shares in Rio Tinto plc, and 255 who had registered addresses in the US holding 342,609 shares in Rio Tinto Limited.

SUBSTANTIAL SHAREHOLDERS

Under the Listing Rules, any shareholder of Rio Tinto plc with a beneficial interest of more than three per cent, or of Rio Tinto Limited with a beneficial interest of more than five per cent, is required to provide the Companies with notice. Excluding the interest held by Tinto Holdings Australia Pty Limited in Rio Tinto Limited, the shareholders to have provided such notice are:

Rio Tinto plc	Date of	Number of	Percentage
	notice	shares	of issued
			share capital

Barclays PLC	12 Jul 2006	42,129,019	4.02
The Capital Group Companies, Inc	13 Jun 2006	41,031,494	3.90
Legal & General plc	5 Oct 2005	33,539,570	3.13

Note
As far as it is known, Rio Tinto is not directly or indirectly owned or controlled by another corporation or by any government.

Rio Tinto Limited	Date of notice	Number of	Percentage
		shares	of issued
share capital

None		—	—

Note
Rio Tinto is not aware of any arrangement which may result in a change in its control.

Rio Tinto 2006 Form 20-F	131

Back to Contents

ANALYSIS OF ORDINARY SHAREHOLDERS As at 9 February 2007
			Rio Tinto plc				Rio Tinto Limited
	No of	%	Shares	%	No of	%	Shares	%
	accounts				accounts

1 to 1,000 shares	38,405	71.07	14,822,316	1.46	82,340	80.40	29,578,002	10.35
1,001 to 5,000 shares	12,810	23.70	25,735,953	2.53	17,665	17.25	34,745,068	12.16
5,001 to 10,000 shares	1,098	2.03	7,540,348	0.74	1,489	1.45	10,395,908	3.64
10,001 to 25,000 shares	560	1.04	8,800,248	0.86	597	0.58	8,920,489	3.12
25,001 to 125,000 shares	550	1.02	31,301,789	3.07	225	0.22	11,279,596	3.95
125,001 to 250,000 shares	204	0.38	37,073,012	3.64	40	0.04	6,602,885	2.31
250,001 to 1,250,000 shares	273	0.50	148,918,025	14.63	36	0.04	20,609,086	7.21
1,250,001 to 2,500,000	71	0.13	124,513,650	12.23	8	0.01	15,088,234	5.28
2,500,001 and over	68	0.13	515,236,968	50.61	10	0.01	148,524,155	51.98
ADRs	—	—	104,131,792	10.23	—	—	—	—

Publicly held shares	54,309	100	1,018,074,101	100	102,411	100	285,743,423	100
Shares held in treasury			53,607,337				—
Tinto Holdings Australia Pty Limited							171,072,520

			1,071,681,438				456,815,943

Number of holdings less than marketable parcel of A$500.					1,378

TWENTY LARGEST REGISTERED SHAREHOLDERS

In accordance with the ASX Listing Rules, below are the names of the twenty largest registered holders of Rio Tinto Limited shares and the number of shares and the percentage of issued capital each holds:

Rio Tinto Limited

			Percentage
			of issued
		Number of	share
		shares	capital

1	Tinto Holdings Australia Pty Limited	171,072,520	37.45
2	National Nominees Limited	38,626,816	8.46
3	J P Morgan Nominees Australia Limited	36,164,864	7.92
4	Westpac Custodian Nominees Pty Limited	33,163,997	7.26
5	Citicorp Nominees Pty Limited	10,141,523	2.22
6	ANZ Nominees Limited	8,209,196	1.80
7	Cogent Nominees Pty Limited	6,320,939	1.38
8	Queensland Investment Corporation	6,151,422	1.35
9	HSBC Custody Nominees (Australia) Limited	4,006,203	0.88
10	Citicorp Nominees Pty Limited	3,186,324	0.70
11	Westpac Financial Services Limited	2,552,871	0.56
12	Australian Foundation Investment Company Limited	2,438,414	0.53
13	AMP Life Limited	2,424,837	0.53
14	UBS Wealth Management Australia Nominees Pty Ltd	2,332,068	0.51
15	Citicorp Nominees Pty Limited	2,125,342	0.47
16	RBC Dexia Investor Services Australia Nominees Pty Ltd	1,793,472	0.39
17	Citicorp Nominees Pty Limited	1,397,217	0.31
18	Argo Investments Limited	1,298,920	0.28
19	RBC Dexia Investor Services Australia Nominees Pty Ltd	1,277,964	0.28
20	Suncorp Custodian Services Pty Limited	1,240,193	0.27

		335,925,102	73.55

Notes
1	Tinto Holdings Australia Pty Limited is a wholly owned subsidiary of Rio Tinto plc.
2	Other large registered shareholders are nominees who hold securities on behalf of beneficial shareholders.

RELATED PARTY TRANSACTIONS

Information about material related party transactions of the Rio Tinto Group is set out in note 42 to the 2006 financial statements.

Rio Tinto 2006 Form 20-F	132

Back to Contents
Item 8.	Financial Information

LEGAL PROCEEDINGS

Neither Rio Tinto plc nor Rio Tinto Limited nor any of their subsidiaries is a defendant in any proceedings which the directors believe will have a material effect on either Company’s financial position or profitability.

DIVIDENDS

Both Companies have paid dividends on their shares every year since incorporation in 1962. The rights of Rio Tinto shareholders to receive dividends are explained under the description of the Dual Listed Companies Structure on pages 136 to 139.

Dividend policy
The aim of Rio Tinto’s progressive dividend policy is to increase the US dollar value of ordinary dividends over time, without cutting them during economic downturns.
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

2006 dividends
The 2006 interim and final dividends were determined at 40.0 US cents and at 64.0 US cents per share respectively and the applicable translation rates were US$1.8674 and US$1.96145 to the pound sterling and US$0.7622 and US$0.77255 to the Australian dollar.
     Final dividends of 32.63 pence per share and of 82.84 Australian cents per share were paid on 13 April 2007. A final dividend of 256 US cents per Rio Tinto plc ADR (each representing four shares) was paid by JPMorgan Chase Bank NA to ADR holders on 16 April 2007.
     The tables below set out the amounts of interim, final and special cash dividends paid or payable on each share or ADS in respect of each financial year, but before deduction of any withholding tax.

Rio Tinto Group – US cents per share	2006	2005	2004	2003	2002

Interim	40.0	38.5	32.0	30.0	29.5
Final	64.0	41.5	45.0	34.0	30.5
Special	—	110.0	—	—	—

Total	104.0	190.0	77.0	64.0	60.0

Rio Tinto plc – UK pence per share	2006	2005	2004	2003	2002

Interim	21.42	21.75	17.54	18.45	18.87
Final	32.63	23.35	23.94	18.68	18.60
Special	—	61.89	—	—	—

Total	54.05	106.99	41.48	37.13	37.47

Rio Tinto Limited – Australian cents per share	2006	2005	2004	2003	2002

Interim	52.48	50.56	45.53	45.02	54.06
Final	82.84	54.86	58.29	44.68	51.87
Special	—	145.42	—	—	—

Total	135.32	250.84	103.82	89.70	105.93

Rio Tinto 2006 Form 20-F	133

Back to Contents
Rio Tinto plc and Rio Tinto Limited – US cents per ADS
	2006	2005	2004	2003	2002

Interim	160	154	128	120	118
Final	256	166	180	136	122
Special	—	440	—	—	—

Total	416	760	308	256	240

Dividend reinvestment plan (DRP)
Rio Tinto offers a DRP to registered shareholders, which provides the opportunity to use cash dividends to purchase Rio Tinto shares in the market free of commission. See Taxation on page 143 for an explanation of the tax consequences. Due to local legislation the DRP cannot be extended to shareholders in the US, Canada and certain other countries. Please contact Computershare for further information.

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
     Use of the order book is not mandatory but all trades, regardless of size, executed over the SETS system are published immediately. The only exception to this is where a Worked Principal Agreement (WPA) is entered into for trades greater than 8 x Normal Market Size (NMS). Rio Tinto plc has an NMS of 100,000 shares. Publication of trades entered under a WPA is delayed until the earlier of 80 per cent of the risk position assumed by the member firm taking on the trade being unwound or the end of the business day.
     Closing LSE share prices are published in most UK national newspapers and are also available during the day on the Rio Tinto and other websites. In addition, share prices are available on CEEFAX and TELETEXT and can be obtained through the Cityline service operated by the Financial Times in the UK: telephone 0906 843 3880. Calls are currently charged at 60p per minute plus VAT, in addition to any mobile phone charges.
     Rio Tinto plc has a sponsored American Depositary Receipt (ADR) facility with JPMorgan Chase Bank NA (JPMorgan) under a Deposit Agreement, dated 13 July 1988, as amended on 11 June 1990, as further amended and restated on 15 February 1999 and as further amended and restated on 18 February 20 05 when JPMorgan became Rio Tinto plc’s depository. The ADRs evidence Rio Tinto plc American Depositary Shares (ADS), each representing four ordinary shares. The shares are registered with the US Securities and Exchange Commission (SEC), are listed on the New York Stock Exchange (NYSE) and are traded under the symbol ‘RTP’.
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

Rio Tinto 2006 Form 20-F	134

Back to Contents
	Pence per		US$ per
	Rio Tinto plc share		Rio Tinto plc ADS
	High	Low	High	Low

2002	1,492	981	85.93	62.00
2003	1,543	1,093	111.35	71.70
2004	1,574	1,212	119.39	86.42
2005	2,657	1,472	183.29	111.57
2006	3,322	2,352	253.33	176.09

Aug 2006	2,807	2,640	216.11	198.01
Sep 2006	2,824	2,352	214.50	176.09
Oct 2006	2,897	2,401	221.87	178.70
Nov 2006	3,015	2,658	231.15	200.67
Dec 2006	2,850	2,649	225.93	205.23
Jan 2007	2,760	2,505	218.99	193.60
Feb2007	2,940	2,686	230.60	208.81
Mar 2007	2,902	2,582	228.10	203.68
Apr 2007	3,183	2,888	255.30	230.60
May 2007	3,675	3,060	296.27	244.73

2005
First quarter	1,851	1,472	142.80	111.57
Second quarter	1,762	1,557	130.75	115.80
Third quarter	2,346	1,724	166.90	122.98
Fourth quarter	2,657	2,073	183.29	148.81

2006
First quarter	2,981	2,588	212.94	176.81
Second quarter	3,322	2,547	253.33	184.05
Third quarter	2,901	2,352	216.11	176.09
Fourth quarter	3,015	2,401	231.15	178.70

2007
First quarter	2,940	2,505	230.60	193.60

As at 8 June 2007, there were 25.9 million Rio Tinto plc ADSs in issue, representing 103.6 million Rio Tinto plc shares which were held of record by 380 ADR holders and which represented 10.35 per cent of the publicly held shares. There were 53,482 holders of record of Rio Tinto plc’s shares of whom 250 had registered addresses in the US, holding 157,241 Rio Tinto plc shares which represented 0.016 per cent of the publicly held shares. In addition, certain accounts of record with registered addresses other than in the US hold shares, in whole or in part, beneficially for US persons.

Rio Tinto Limited
Rio Tinto Limited shares are listed on the Australian Securities Exchange (ASX) and the New Zealand Securities Exchange. The ASX is the principal trading market for Rio Tinto Limited shares. The ASX is a national stock exchange operating in the capital city of each Australian State with an automated trading system. Although not listed, Rio Tinto Limited shares are also traded in London.
     Closing ASX share prices are published in most Australian newspapers and are also available during the day on the Rio Tinto and other websites.
     Rio Tinto Limited had an ADR facility with JPMorgan Chase Bank NA under a Deposit Agreement, dated 6 June 1989, as amended on 1 August 1989, as further amended and restated on 2 June 1992 and as further amended and restated on 7 July 2005 when JPMorgan became Rio Tinto Limited’s depository.
     Rio Tinto Limited had established a separate ADR programme before the DLC merger in 1995 but the Group did not believe that there was any benefit in continuing to maintain two separate ADR programmes and in 2006 decided that, due to the relative size of the Rio Tinto Limited ADR programme, it should be terminated. In February 2006 formal notice of termination of the Deposit Agreement was given to JPMorgan and it was terminated on 10 April 2006, immediately after the payment of the final dividend to the ADR holders. Any questions concerning holdings of Rio Tinto Limited ADRs should be directed to the JPMorgan Service Center on (800) 990 1135.
     The following table sets out for the periods indicated the high and low closing sale prices of Rio Tinto Limited shares based upon information provided by the ASX. There is no established trading market in the US for Rio Tinto Limited’s shares.

Rio Tinto 2006 Form 20-F	135

Back to Contents
	A$ per
	Rio Tinto Limited share
	High	Low

2002	41.35	29.05
2003	37.54	28.17
2004	40.20	31.98
2005	69.10	38.82
2006	87.97	65.38

Aug 2006	76.15	72.05
Sep 2006	74.80	65.38
Oct 2006	79.77	68.01
Nov 2006	82.00	72.57
Dec 2006	77.80	72.99
Jan 2007	77.45	69.50
Feb 2007	80.11	75.48
Mar 2007	79.20	72.53
Apr 2007	84.89	77.20
May 2007	96.36	81.15

2005
First quarter	47.93	38.82
Second quarter	45.90	41.40
Third quarter	60.01	45.12
Fourth quarter	69.10	54.27

2006
First quarter	78.85	67.50
Second quarter	87.97	70.90
Third quarter	78.56	65.38
Fourth quarter	82.00	68.01

2007
First quarter	80.11	69.50

As at 8 June 2007, there were 104,491 holders of record of Rio Tinto Limited’s shares of whom 255 had registered addresses in the US holding 342,609 Rio Tinto Limited shares which represented 0.12 per cent of the publicly held shares. In addition, certain accounts of record with registered addresses other than in the US may hold Rio Tinto Limited shares, in whole or in part, beneficially for US persons.

ADR holders
ADR holders may instruct JPMorgan as to how the shares represented by their ADRs should be voted. Registered holders of ADRs will have the Annual review and interim reports mailed to them at their record address. ADR holders will receive the Annual review and interim reports on request.
     Rio Tinto is subject to the US Securities and Exchange Commission (SEC) reporting requirements for foreign companies. A Form 20-F, which corresponds with the Form 10-K in US public companies, will be filed with the SEC. Rio Tinto’s Form 20-F and other filings can be viewed on the Rio Tinto website as well as the SEC web site at www.sec.gov

Investment warning
Past performance of shares is not necessarily a guide to future performance. The value of shares and investments and the income derived from them can go down as well as up, and investors may not get back the amount they invested.

Item 10.	Additional Information

DUAL LISTED COMPANIES STRUCTURE

In 1995, Rio Tinto shareholders approved the terms of the dual listed companies merger (the DLC merger) which was designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies. As a condition of its approval of the DLC merger, the Australian Government required Rio Tinto plc to reduce its shareholding in Rio Tinto Limited to 39 per cent by the end of 2005. Consistent with the commitments made to the Australian Government in 1995, the Rio Tinto plc shareholding in Rio Tinto Limited has been reduced over time and it now stands at approximately 37.5 per cent.
     Following the approval of the DLC merger, both Companies entered into a DLC Merger Sharing Agreement (the Sharing Agreement) through which each Company agreed to ensure that the businesses of Rio Tinto plc and Rio Tinto

Rio Tinto 2006 Form 20-F	136

Back to Contents

Limited are managed on a unified basis, to ensure that the boards of directors of each Company is the same, and to give effect to certain arrangements designed to provide shareholders of each Company with a common economic interest in the combined enterprise.
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
     One consequence of the DLC merger is that Rio Tinto is subject to a wide range of laws, rules and regulatory review across multiple jurisdictions. Where these rules differ Rio Tinto, as a Group, aims to comply with the strictest applicable level.
     Consistent with the creation of a single combined enterprise under the DLC merger, directors of each Company act in the best interests of Rio Tinto as a whole. When matters may involve a conflict of interests between the shareholders of each Company they must be approved under the Class Rights Action approval procedure.
     To ensure that the boards of both Companies are identical, resolutions to appoint or remove directors must be put to shareholders of both as a joint electorate as Joint Decisions as described under Voting rights, and it is a requirement that a person can only be a director of one Company if that person is also a director of the other Company. So, for example, if a person was removed as a director of Rio Tinto plc, he or she would also cease to be a director of Rio Tinto Limited.

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
     In the unlikely event that one Company did not have sufficient distributable reserves to pay the equalised dividend or the equalised capital distribution, it would be entitled to receive a top up payment from the other Company. The top up payment could be made as a dividend on the DLC Dividend Share, or by way of a contractual payment.
     If the payment of an equalised dividend would contravene the law applicable to one of the Companies, then they may depart from the Equalisation Ratio. However, should such a departure occur, then the relevant Company will put aside reserves to be held for payment on the relevant shares at a later date.
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

Rio Tinto 2006 Form 20-F	137

Back to Contents

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
     Following the Companies’ general meetings the overall results of the voting on Joint Decisions and the results of voting on separate decisions were announced to the stock exchanges, published on the Rio Tinto website and advertised in the Financial Times and The Australian newspapers.

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

Limitations on ownership of shares and merger obligations
The laws and regulations of the UK and Australia impose restrictions and obligations on persons who control interests in public quoted companies in excess of defined thresholds that, under certain circumstances, include obligations to make a public offer for all of the outstanding issued shares of the relevant company. The threshold applicable to Rio Tinto plc under UK law and regulations is 30 per cent and to Rio Tinto Limited under Australian law and regulations is 20 per cent.
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
     If one of the thresholds specified above is breached then, subject to certain limited exceptions and notification by the relevant Company, such persons may not attend or vote at general meetings of the relevant Company, may not receive dividends or other distributions from the relevant Company, and may be divested of their interest by the directors of the relevant Company. These restrictions will continue to apply until such persons have either made a

Rio Tinto 2006 Form 20-F	138

Back to Contents

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

Guarantees
In 1995, each Company entered into a Deed Poll Guarantee in favour of creditors of the other Company. Pursuant to the Deed Poll Guarantees, each Company guaranteed the contractual obligations of the other Company and the obligations of other persons which are guaranteed by the other Company, subject to certain limited exceptions. Beneficiaries under the Deed Poll Guarantees may make demand upon the guarantor thereunder without first having recourse to the Company or persons whose obligations are being guaranteed. The obligations of the guarantor under each Deed Poll Guarantee expire upon termination of the Sharing Agreement and under other limited circumstances, but only in respect of obligations arising after such termination and, in the case of other limited circumstances, the publication and expiry of due notice. The shareholders of the Companies cannot enforce the provision of the Deed Poll Guarantees.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Rio Tinto plc adopted new Articles of Association by special resolution passed on 11 April 2002 and, amended on 14 April 2005 and 13 April 2007. And Rio Tinto Limited adopted a new Constitution by special resolution passed on 24 May 2000 and, amended by special resolution on 18 April 2002, 29 April 2005 and 27 April 2007. The resolution passed during April 2007 was in response to the implementation in the United Kingdom of the European Union Directive on Takeover Bids on 20 May 2006. Following the DLC merger in 1995 the Group introduced some change of control provisions which were designed to ensure that no one could gain control of one Company without making an offer to the shareholders of the other. The resolution removed certain discretions conferred on the directors by the change of control provisions which might have been impacted by the implementation of the Directive on Takeover Bids.

Introduction
As explained on pages 136 to 139 under the terms of the DLC merger the shareholders of Rio Tinto plc and of Rio Tinto Limited entered into certain contractual arrangements which are designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise which owned all of the assets of both Companies. Generally and as far as is permitted by the UK Companies Act and the Australian Corporations Law this principle is reflected in the Memorandum and Articles of Association of Rio Tinto plc and in the Constitution of Rio Tinto Limited. The summaries below include descriptions of material rights of the shareholders of both Rio Tinto plc and Rio Tinto Limited. Unless stated otherwise the Memorandum and Articles of Association of and Constitution are identical.
     Rio Tinto plc is incorporated under the name “Rio Tinto plc” and is registered in England and Wales with registered number 719885 and Rio Tinto Limited is incorporated under the name “Rio Tinto Limited” and is registered in Australia with ABN 96 004 458 404.
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

Other objects of Rio Tinto plc include provisions:
•	to carry on as an Investment Holding Company;
•	to subscribe for, sell, exchange or dispose of any type of security or investment;
•	to purchase any estate or interest in property or assets;
•	to borrow and raise money to secure or discharge any debt or obligation of or binding on the Company;
•	to draw, make or deal in negotiable or transferable instruments;

Rio Tinto 2006 Form 20-F	139

Back to Contents
•	to amalgamate with and co-operate with or assist or subsidise any company, firm or person and to purchase or otherwise acquire or undertake all or any part of the business property or liabilities of any person, body or company carrying on any business which this Company is authorised to carry on;
•	to promote the Company;
•	to lend money and guarantee contracts or obligations of the Company and to give all kinds of indemnities;
•	to sell, lease, grant licences and other rights over any part of the Company;
•	to procure the registration of the Company outside England;
•	to subscribe or guarantee money to any national, charitable, benevolent, public, general or exhibition which may further the objects of the Company or the interest of its members;
•	to grant pensions or gratuities to employees, ex-employees, officers and ex-officers;
•	to establish any scheme or trust which may benefit employees;
•	to lend money to employees to purchase Company shares;
•	to purchase and maintain insurance for employees and to carry on the objects of the Company in any part of the world either as principals, agents, contractors, trustees or otherwise.

Other objects of Rio Tinto Limited include the powers:
•	to prospect for, explore, quarry, develop, excavate, dredge for, open, work, win, purchase or otherwise obtain all minerals, metals and substances;
•	to carry on business as proprietors of and to purchase, take on, lease or in exchange or otherwise acquire and control mineral and other properties, lands and hereditaments of any tenure, mines and other rights or options thereon;
•	to raise, win, get, quarry, crush, smelt, calcine, refine, dress, amalgamate, manipulate and otherwise treat, prepare, sell and deal in ores, metals and other products of mines;
•	to carry on business as ship owners, railway proprietors, motor car, lorry and coach proprietors, and garage proprietors, carriers and hauliers, bankers, storekeepers, wharfingers, cartage, storage, building and general contractors and to buy and sell or otherwise deal in real or personal property of any kind;
•	to carry on business as manufacturers of and dealers in and exporters and importers of goods and merchandise of all kinds and merchants generally; and
•	to guarantee the payment of premiums on any sinking fund or endowment policy or policies taken out by any company having objects similar to the objects of the Company.

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
     Directors are not required to hold any shares of either Company by way of qualification, but a director is nevertheless entitled to attend and speak at shareholders' meetings. Nevertheless, as disclosed in the Remuneration report on pages 95 to 121 the Remuneration committee has informed the executive directors that they would be expected to build up a shareholding equal in value to two times salary over five years.
Directors are required to retire in accordance with statutory age limits. Directors who we re elected or re-elected a director in the third year before each annual general meeting are required to retire by rotation and such further directors (if any) shall retire by rotation as would bring the number retiring by rotation up to one third of the number of directors in office at the date of the notice of meeting (or, if their number is not a multiple of three, the number nearest to but not greater than one third). These further directors required to retire shall be selected from the other directors subject to

Rio Tinto 2006 Form 20-F	140

Back to Contents

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

Voting rights
Voting at any general meeting of shareholders on a resolution on which the holder of the Special Voting Share is entitled to vote shall be decided by a poll, being a written vote, and any other resolution shall be decided by a show of hands unless a poll has been duly demanded. On a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for every ordinary share or share for which he or she is the holder and, in the case of Joint Decisions, the holder of the Special Voting Share has one vote for each vote cast by the public shareholders at the parallel meeting of shareholders. The voting rights attached to the Special Voting Share have been set out on pages 137 to 138. A poll may be demanded by any of the following:
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
Matters are transacted at general meetings by the proposing and passing of resolutions, of which there are three kinds:
•	an ordinary resolution, which includes resolutions for the election of directors, the receiving of financial statements, the cumulative annual payment of dividends, the appointment of auditors, the increase of authorised share capital or the grant of authority to allot shares;
•	a special resolution, which includes resolutions amending the Company’s Memorandum and Articles of Association of Rio Tinto plc or the Constitution of Rio Tinto Limited, disapplying statutory pre-emption rights or changing the Company’s name; and
•	an extraordinary resolution, which includes resolutions modifying the rights of any class of the Group’s shares at a meeting of the holders of such class of shares or relating to certain matters concerning the winding up of either Company.
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
     The DLC Merger Sharing Agreement further classifies these three kinds of resolutions into ‘Joint Decisions’ and ‘Class Rights Actions’ as explained under voting rights on pages 137 to 138.
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

Rio Tinto 2006 Form 20-F	141

Back to Contents

Variation of Rights
If, at any time, the share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the relevant legislation, with the consent in writing of holders of three fourths in value of the shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the Articles of Association and Constitution relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one third in nominal value of the issued shares of the class.
     The Sharing Agreement provides for the protection of the public shareholders of both Companies and so any variations of rights would be dealt with as ‘Class Rights Actions’ that require the separate approval of the shareholders of both Companies.

Rights in a Winding-up Except as the shareholders have agreed or may otherwise agree, upon a winding up, the balance of assets available for distribution:
•	after the payment of all creditors including certain preferential creditors, whet her statutorily preferred creditors or normal creditors; and
•	subject to any special rights attaching to any class of shares;
is to be distributed among the holders of ordinary shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the shareholders, divide among the shareholders the whole or any part of the assets in kind.
The DLC Merger Sharing Agreement further sets out the rights of ordinary shareholders in a liquidation as explained on page 138.

Limitations on Voting and Shareholding
Except for the provisions of the Foreign Acquisitions and Takeovers Act 1975 which impose certain conditions on the foreign ownership of Australian companies, there are no limitations imposed by law, Rio Tinto plc's Memorandum and Articles of Association or Rio Tinto Limited's Constitution, on the rights of non residents or foreign persons to hold or vote the Group’s ordinary shares or ADSs that would not apply generally to all shareholders.

EXCHANGE CONTROLS

Rio Tinto plc
There are no UK foreign exchange controls or other restrictions on the import or export of capital or on the payment of dividends to non resident holders of Rio Tinto plc shares or that affect the conduct of Rio Tinto plc’s operations. The Bank of England, however, administers financial sanctions against specified targets related to certain regimes.
     There are no restrictions under Rio Tinto plc’s memorandum and articles of association or under UK law that limit the right of non resident owners to hold or vote Rio Tinto plc shares.

Rio Tinto Limited
Under current Australian legislation, the Reserve Bank of Australia does not restrict the import and export of funds and no permission is required for the movement of funds into or out of Australia, except that restrictions apply to certain financial transactions relating to specified individuals and entities associated with certain regimes.
     The Department of Foreign Affairs and Trade has responsibility for the administration of restrictions relating to terrorists and their sponsors, and the former Iraqi regime.
     Rio Tinto Limited may be required to deduct withholding tax from foreign remittances of dividends, to the extent that they are unfranked, and from payments of interest.
     There are no restrictions under the constitution of Rio Tinto Limited that limit the right of non residents to hold or vote Rio Tinto Limited shares.
     However acquisitions of interests in shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Foreign Acquisitions and Takeovers Act 1975 (the Takeovers Act). The Takeovers Act applies to any acquisition of 15 per cent or more of the outstanding shares of an Australian company or to any transaction that results in one non resident, or a group of associated non residents, controlling 15 per cent or more of an Australian company. The Takeovers Act also applies to any transaction which results in a group of non associated non residents controlling 40 per cent or more of an Australian company. Persons who are proposing such acquisitions or transactions are required to notify the Treasurer of their intention. The Treasurer has the power to order divestment in cases where such acquisitions or transactions have already occurred. The Takeovers Act does not affect the rights of owners whose interests are held in compliance with the legislation.

Rio Tinto 2006 Form 20-F	142

Back to Contents

TAXATION

UK resident individuals shareholdings in Rio Tinto plc
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

Capital gains tax
Shareholders who have any queries on capital gains tax issues are advised to consult their financial adviser. Details of relevant events since 31 March 1982 and adjusted values for Rio Tinto plc securities as at that date are available from the company secretary.

Australian resident individuals shareholdings in Rio Tinto Limited
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

Rio Tinto 2006 Form 20-F	143

Back to Contents

individual, trust and superannuation fund shareholders may be eligible for a capital gains tax discount.
     Shareholders are advised to seek the advice of an independent taxation consultant on any possible capital gains tax exposure.
US residents
The following is a summary of the principal UK tax, Australian tax and US Federal income tax consequences of the ownership of Rio Tinto plc ADSs, Rio Tinto plc shares and Rio Tinto Limited shares ‘the Group’s ADSs and shares’ by a US holder as defined below. It is not intended to be a comprehensive description of all the tax considerations that are relevant to all classes of taxpayer. Future changes in legislation may affect the tax consequences of the ownership of the Group’s ADSs and shares.
      It is based in part on representations by the Group’s depositary bank as Depositary for the ADRs evidencing the ADSs and assumes that each obligation in the deposit agreements will be performed in accordance with its terms.
      You are a US holder if you are a beneficial owner of the Group’s ADSs and shares, you are eligible for the benefits of the relevant Convention, and you are: a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
      This section applies to US holders only if shares or ADSs are held as capital assets for tax purposes. This section does not apply to shareholders who are members of a special class of holders subject to special rules, including a dealer in securities, a trader in securities who elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns ten per cent or more of Rio Tinto’s voting stock, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or a US holder whose functional currency is not the US dollar.
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
     For the purposes of the Conventions and of the US Internal Revenue Code of 1986, as amended, (the Code) US holders of ADSs are treated as the owners of the underlying shares. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to US federal income tax.
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

Rio Tinto 2006 Form 20-F	144

Back to Contents

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

Stamp duty
An issue or transfer of Rio Tinto Limited shares does not require the payment of Australian stamp duty.

US Federal income tax

United States Internal Revenue Service Circular 230 Notice
To ensure compliance with Internal Revenue Service Circular 230, holders are hereby notified that, any discussion of US federal tax issues contained or referred to in this report or any document referred to herein is not intended or written to be used, and cannot be used by holders for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code, such discussion is written for use in connection with the matters addressed herein, and holders should seek advice based on their particular circumstances from an independent tax adviser.

Taxation of dividends
Under the US federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend that we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be treated as dividend income for purposes of US Federal income tax. In the case of Rio Tinto Limited, the income will be the net dividend plus, in the event of a dividend being subject to withholding tax, the withholding tax. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively.
     Dividend income will not be eligible for the dividends received deduction allowed to US corporations. Distributions in excess of current accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.
     Dividends paid by Qualified Foreign Corporations (QFCs) are subject to a maximum rate of income tax of 15 per cent. This maximum rate applies to taxable years beginning before
1 January 2011. Both Rio Tinto plc and Rio Tinto Limited expect to be QFCs throughout this period. To qualify for the 15 per cent maximum income tax rate on dividends the stock of the QFC must be held for more than 60 days during the 121 day period beginning on the date which is 60 days before the ex-dividend date.
     Dividends will be income from sources outside the US, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on the circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains
Subject to the PFIC rules discussed below, if you are a US holder and you sell or otherwise dispose of the Group’s ADSs or shares, you will recognise capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in your shares or ADSs. Capital gain of a non corporate US holder that is recognised in taxable years beginning before 1 January 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company (PFIC) Rules
We believe that the Group’s shares or ADSs should not be treated as stock of PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless the shares or ADSs are “marketable stock” and a US Holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain. Instead, if you are a US Holder, you would be treated as if you

Rio Tinto 2006 Form 20-F	145

Back to Contents

had realized such gain and certain “excess distributions” rateably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

DOCUMENTS ON DISPLAY

Rio Tinto plc and Rio Tinto Limited file reports and other information with the SEC. You may read without charge and copy at prescribed rates any document filed at the public reference facilities of the SEC’s principal office at 100 F Street NE, Washington, DC 20549, United States of America. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

The Rio Tinto Group’s policies for currency, interest rate and commodity price exposures, and the use of derivative financial instruments are discussed in the Operating and financial review on pages 76 to 81. In addition, the Group’s quantitative and qualitative disclosures about market risk are set out in Note 32 to the 2006 financial statements. The discussion regarding market risk contains certain forward looking statements and attention is drawn to the Cautionary statement on page 6.

Item 12.	Description of Securities other than Equity Securities

Not applicable.

Rio Tinto 2006 Form 20-F	146

Back to Contents

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies

There are no defaults, dividend arrearages or delinquencies.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

There are no material modifications to the rights of security holders.

Item 15.	Controls and Procedures

Disclosure controls and procedures
The common management of each of Rio Tinto plc and Rio Tinto Limited, with the participation of their common chief executive and finance director, have evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as of 31 December 2006 and have concluded that these disclosure controls and procedures were effective to provide reasonable assurance that the information it is required to disclose is reported fairly as and when required.

Management’s report on internal control over financial reporting
The common management of each of Rio Tinto plc and Rio Tinto Limited is responsible for establishing and maintaining adequate internal control over financial reporting. The Companies’ internal control over financial reporting is a process designed under the supervision of their common chief executive and finance director to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the Group’s published financial statements for external reporting purposes in accordance with EU IFRS and the required reconciliation to US GAAP.
     Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance, and may not prevent or detect all misstatements whether caused by error or fraud, if any, within each of Rio Tinto plc and Rio Tinto Limited.
     The Group’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with EU IFRS and the required reconciliation to US GAAP.
     Management conducted an assessment of the effectiveness of internal control over financial reporting as of 31 December 2006, based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and concluded that it was effective.
     The Group’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with EU IFRS and the required reconciliation to US GAAP, and that receipts and expenditures are being made only in accordance with authorisation of management and the directors of the Companies; and provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Company’s assets that could have a material effect on our financial statements.
     PricewaterhouseCoopers LLP and PricewaterhouseCoopers, the auditors of Rio Tinto plc and Rio Tinto Limited respectively, have audited the 2006 financial statements, and have also audited management’s assessment of the internal controls over financial reporting and the internal controls over financial reporting as of 31 December 2006 and have issued their report included herein.

Changes in internal control over financial reporting
There has been no change in Rio Tinto’s internal control over financial reporting during the year ended 31 December 2006 that has materially affected or is reasonably likely to materially affect, Rio Tinto’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

See Corporate governance on page 128 for information regarding the identification of the Audit committee financial expert.

Rio Tinto 2006 Form 20-F	147

Back to Contents
Item 16B.	Code of Ethics

The way we work, Rio Tinto’s statement of business practice, summarises the Group’s principles and policies for all directors and employees.
     The way we work and the supplementary guidance documents are discussed more fully under Corporate governance on pages 122 to 130 and in Group society and environment on pages 71 to 74. They can be viewed on Rio Tinto’s website: www.riotinto.com and will be provided to any person without charge upon written request received by one the company secretaries.

Item 16C.	Principal Accountant Fees and Services

The remuneration of the Group’s principal auditors including audit fees, audit related fees, tax fees and all other fees, as well as remuneration payable to other accounting firms, has been set out in note 41 to the 2006 financial statements.
     Rio Tinto has adopted policies designed to uphold the independence of the Group’s principal auditors by prohibiting their engagement to provide a range of accounting and other professional services that might compromise their appointment as independent auditors. The engagement of the Group’s principal auditors to provide statutory audit services, certain other assurance services, tax services and certain limited other services are pre approved. Each engagement of the Group’s principal auditors to provide other permitted services is subject to the specific approval of the Audit committee or its chairman.
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
     The Audit committee has adopted policies for the pre approval of permitted services provided by the Group’s principal auditors. Engagements for services provided by the Group’s principal auditors since the adoption of these policies were either within the pre approval policies or approved by the Audit committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Rio Tinto plc			Rio Tinto Limited

Period	(a) Total	(b) Average	(c) Total number	(a) Total	(b) Average	(c) Total number	(d) Approximate
	number of	price	of shares	number of	price	of shares	dollar value of
	shares	paid per share	purchased as part	shares	paid per share	purchased as part	shares that may
	purchased		of publicly	purchased		of publicly	yet be purchased
			announced plans			announced plans	under the plans
			or programmes			or programmes	or programmes
		US$			US$		US$m

2006
1 Jan to 31 Jan	1,965,000	48.41	1,965,000	118,728	53.69	—	528
1 Feb to 28 Feb	4,200,000	48.90	4,200,000	403,712	54.74	—	2,295
1 Mar to 31 Mar	3,710,000	47.06	3,710,000	348,943	52.61	—	2,120
1 Apr to 30 Apr	2,749,659	55.92	1,750,000	1,229,034	60.73	—	2,022
1 May to 31 May	4,750,000	55.54	4,750,000	74,764	63.64	—	1,758
1 Jun to 30 Jun	5,790,000	50.39	5,790,000	61,233	54.73	—	1,467
1 Jul to 31 Jul	4,325,000	51.76	4,325,000	7,611	58.38	—	1,243
1 Aug to 31 Aug	2,775,000	52.11	2,775,000	24,154	51.35	—	1,098
1 Sep to 30 Sep	7,484,059	47.57	7,300,000	253,734	55.48	—	752
1 Oct to 31 Oct	3,675,000	48.61	3,675,000	55,136	58.09	—	3,573
1 Nov to 30 Nov	4,050,000	53.81	4,050,000	17,951	62.53	—	3,355
1 Dec to 31 Dec	2,850,000	54.26	2,850,000	41,832	59.70	—	3,201

Total	48,323,718	50.80	47,140,000	2,636,832	57.71	—

Rio Tinto 2006 Form 20-F	148

Back to Contents

2007
1 Jan to 31 Jan	5,185,000	51.12	5,185,000	104,741	57.71	—	2,935
1 Feb to 28 Feb	6,600,000	54.45	6,600,000	231,101	60.82	—	2,576
1 Mar to 31 Mar	6,250,000	52.64	6,250,000	79,472	58.37	—	2,247
1 Apr to 30 Apr	2,150,000	60.99	2,150,000	554,049	69.30	—	2,116
1 May to 31 May	2,850,000	69.66	2,850,000	151,687	77.19	—	1,917
1 Jun to 8 Jun	300,000	73.47	300,000	8,223	80.80	—	1,895

Notes
1.	Rio Tinto plc ordinary shares of 10p each; Rio Tinto Limited shares.
2.	The average prices paid have been translated into US dollars at the exchange rate on the day of settlement.
3.	The average prices paid for shares purchased each month between 1 January 2006 and 31 May 2006 have, where applicable, been restated to include stamp duty.
4.	Shares purchased by the Companies’ registrars in connection with the dividend reinvestment plans and employee share plans were not deemed to form part of any publicly announced plan or programme.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The 2006 financial statements of the Rio Tinto Group and the separate 2006 financial statements of Minera Escondida Limitada (Rio Tinto: 30 per cent), which exceeded certain tests of significance under Rule 3-09 of Regulation S-X, are included as the “A” pages in this annual report on Form 20-F.

Item 19.	Exhibits

Exhibits marked “*” have been filed as exhibits to this annual report on Form 20-F and other exhibits have been incorporated by reference as indicated.

INDEX

Exhibit
Number	Description

1.1*	Memorandum and Articles of Association of Rio Tinto plc (adopted by special resolution passed on 11 April 2002 and amended on 14 April 2005 and 13 April 2007)
1.2*	Constitution of Rio Tinto Limited (ACN 004 458 404) (as adopted by special resolution passed on 24 May 2000 and amended by special resolution on 18 April 2002, 29 April 2005 and 27 April 2007)
3.1	DLC Merger Implementation Agreement, dated 3 November 1995 between CRA Limited and The RTZ Corporation PLC relating to the implementation of the DLC merger (incorporated by reference to Exhibit 2.1 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533)
3.2	DLC Merger Sharing Agreement, dated 21 December 1995 and amended on 29 April 2005 between CRA Limited and The RTZ Corporation PLC relating to the ongoing relationship between CRA and RTZ following the DLC merger (incorporated by reference to Exhibit 4.23 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2004, File No. 1-10533)
3.3	RTZ Shareholder Voting Agreement, dated 21 December 1995 between The RTZ Corporation PLC, RTZ Shareholder SVC Pty. Limited, CRA Limited, R.T.Z. Australian Holdings Limited and The Law Debenture Trust Corporation p.l.c. (incorporated by reference to Exhibit 2.3 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533)
3.4	CRA Shareholder Voting Agreement, dated 21 December 1995 between CRA Limited, CRA Shareholder SVC Limited, The RTZ Corporation PLC and The Law Debenture Trust Corporation p.l.c., relating to the RTZ Special Voting Share (incorporated by reference to Exhibit 2.4 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533)

Rio Tinto 2006 Form 20-F	149

Back to Contents

4.01	Letter dated 1 January 1992 to Mr R Adams about supplementary pension arrangements (incorporated by reference to Exhibit 4.23 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)
4.02	Supplementary letter dated 1 January 1992 to Mr R Adams about pension arrangements (incorporated by reference to Exhibit 4.24 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)
4.03	Letter dated 22 November 1994 to Mr R Adams about supplementary pension arrangements (incorporated by reference to Exhibit 4.29 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)
4.04	Letter dated 20 January 1997 to Mr R Adams about directors' pension arrangements (incorporated by reference to Exhibit 4.32 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2001, File No. 1-10533).
4.05	Service Agreement dated 15 April 2003 between Mr R Adams and Rio Tinto London Limited (incorporated by reference to Exhibit 4.30 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2002, File No. 1-10533)
4.06	Memorandum effective 1 March 2004 to Service Agreement dated 15 April 2003 between Mr R Adams and Rio Tinto London Limited (incorporated by reference to Exhibit 4.06 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2003, File No. 1-10533)
4.07	Service Agreement dated 12 April 2006 between Mr T Albanese and Rio Tinto London Limited (incorporated by reference to Exhibit 4.07 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2005, File No. 1-10533)
4.08 *	Memorandum effective 1 March 2007 to Service Agreement dated 12 April 2006 between Mr T Albanese and Rio Tinto London Limited
4.09	Service Agreement dated 30 March 2004 between Mr R L Clifford and Rio Tinto Limited (incorporated by reference to Exhibit 4.23 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2004, File No. 1-10533)
4.10	Supplemental letter dated 30 March 2004 to Service Agreement dated 30 March 2004 between Mr R L Clifford and Rio Tinto Limited (incorporated by reference to Exhibit 4.23 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2004, File No. 1-10533)
4.11	Memorandum effective 1 March 2005 to Service Agreement dated 30 March 2004 between Mr R L Clifford and Rio Tinto Limited (incorporated by reference to Exhibit 4.23 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2004, File No. 1-10533)
4.12	Memorandum effective 1 March 2006 to Service Agreement dated 30 March 2004 between Mr R L Clifford and Rio Tinto Limited (incorporated by reference to Exhibit 4.11 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2005, File No. 1-10533)
4.13*	Memorandum effective 1 March 2007 to Service Agreement dated 30 March 2004 between Mr R L Clifford and Rio Tinto Limited
4.14	Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto London Limited (incorporated by reference to Exhibit 4.31 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2002, File No. 1-10533)
4.15	Memorandum effective 1 March 2003 to Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto Limited (incorporated by reference to Exhibit 4.32 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2002, File No. 1-10533)
4.16	Memorandum effective 1 March 2004 to Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto London Limited (incorporated by reference to Exhibit 4.32 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2002, File No. 1-10533)
4.17	Memorandum effective 1 March 2005 to Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto London Limited (incorporated by reference to Exhibit 4.23 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2004, File No. 1-10533)
4.18	Memorandum effective 1 March 2006 to Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto London Limited (incorporated by reference to Exhibit 4.16 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2005, File No. 1-10533)
4.19*	Memorandum effective 1 March 2007 to Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto London Limited
4.20	Mining Companies Comparative Plan (incorporated by reference to Exhibit 4.65 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)
4.21	Share Option Plan (incorporated by reference to Exhibit 4.66 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)
4.22	Medical expenses plan (incorporated by reference to Exhibit 4.67 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)
4.23	Pension plan (incorporated by reference to Exhibit 4.68 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)

Rio Tinto 2006 Form 20-F	150

Back to Contents

8.1*	List of subsidiary companies.
12.1*	Certifications pursuant to Rule 13a-14(a) of the Exchange Act.
13.1*	Certifications furnished pursuant to Rule 13a-14(b) of the Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference with any filing under the Securities Act).
15.1*	Consent of Independent Accountants to the incorporation of the audit report relating to the Rio Tinto Group by reference in registration statements on Form S-8.
15.2*	Consent of Independent Accountants to the incorporation of the audit report relating to Minera Escondida Limitada by reference in registration statements on Form S-8.

Rio Tinto 2006 Form 20-F	151

Back to Contents

SIGNATURE

The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this Annual Report on their behalf.

Rio Tinto plc	Rio Tinto Limited
(Registrant)	(Registrant)

/s/ Anette Lawless	/s/ Anette Lawless
Name: Anette Lawless	Name: Anette Lawless
Title: Secretary	Title: Assistant Secretary

Date: 27 June 2007	Date: 27 June 2007

Rio Tinto 2006 Form 20-F	152

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

Unless the context indicates otherwise, the following terms have the meanings shown below:

Adjusted earnings	An additional measure of earnings reported by Rio Tinto with its UK GAAP results which excludes exceptional items of such magnitude that their exclusion is necessary to reflect the underlying performance of the Group.
ADR	American Depositary Receipt evidencing American Depositary Shares (ADS).
Australian dollars	Australian currency. Abbreviates to A$.
Australian GAAP	Generally accepted accounting principles in Australia.
A IFRS	International Financial Reporting Standards as adopted in Australia.
Billion	One thousand million.
Canadian dollars	Canadian currency. Abbreviates to C$.
Company / Companies	Rio Tinto plc and/or Rio Tinto Limited, as the context so requires.
DLC merger	Dual listed companies merger (1995)
EU IFRS	International Financial Reporting Standards as adopted by the European Union.
IFRS	International Financial Reporting Standards.
LBMA	London Bullion Market Association.
LME	London Metal Exchange.
New Zealand dollars	New Zealand currency. Abbreviates to NZ$.
Pounds sterling	UK currency. Abbreviates to £, pence or p.
Public shareholders	The holders of Rio Tinto plc shares that are not companies in the Rio Tinto Limited Group and the holders of Rio Tinto Limited shares that are not companies in the Rio Tinto plc Group.
Rand	South African currency. Abbreviates to R.
Rio Tinto Limited	Rio Tinto Limited, and, where the context permits, its subsidiaries and associated companies.
Rio Tinto Limited shareholders	The holders of Rio Tinto Limited shares.
Rio Tinto Limited	The agreement, dated 21 December 1995, between Rio Tinto plc, Rio Tinto Limited, RTL
Shareholder Voting Agreement	Shareholder SVC Limited and the Law Debenture Trust Corporation p.l.c. relating to the voting rights of the Rio Tinto plc Special Voting Share at meetings of shareholders of Rio Tinto plc.
Rio Tinto Limited shares	The ordinary shares in Rio Tinto Limited.
Rio Tinto Limited / RTL DLC Dividend Share	The DLC Dividend Share in Rio Tinto Limited.
Rio Tinto Limited / RTL Special Voting Share	The Special Voting Share in Rio Tinto Limited.
Rio Tinto plc	Rio Tinto plc and its subsidiaries and associated companies.
Rio Tinto plc ADS	An American Depositary Share representing the right to receive four Rio Tinto plc ordinary shares.
Rio Tinto plc Group	Rio Tinto plc and its subsidiaries and associated companies.
Rio Tinto plc ordinary shares	The ordinary shares of 10p each in Rio Tinto plc.
Rio Tinto plc shareholders	The holders of Rio Tinto plc shares.
Rio Tinto Shareholder Voting Agreement	The agreement, dated 21 December 1995, between Rio Tinto plc, Rio Tinto Australian Holdings Limited, RTP Shareholder SVC Pty Limited, Rio Tinto Limited and the Law Debenture Trust Corporation p.l.c. relating to the voting rights of the Rio Tinto Limited shares held by the Rio Tinto plc group and the Rio Tinto Limited Special Voting Share at meetings of Rio Tinto Limited shareholders.
Rio Tinto plc shares	Rio Tinto plc ordinary shares.
Rio Tinto plc / RTP	The Special Voting Share of 10p in Rio Tinto plc.

Rio Tinto 2006 Form 20-F	153

Back to Contents
Special Voting Share
Share / shares	Rio Tinto Limited shares or Rio Tinto plc ordinary shares, as the context requires.
Sharing Agreement	The agreement, dated 21 December 1995, as amended between Rio Tinto Limited and Rio Tinto plc relating to the regulation of the relationship between Rio Tinto Limited and Rio Tinto plc following the DLC merger.
UK GAAP	Generally accepted accounting principles in the UK.
Underlying earnings	An additional measure of earnings reported by Rio Tinto with its EU IFRS results to provide greater understanding of the underlying business performance of its operations. This measure is explained in greater detail in the financial statements.
US dollars	United States currency. Abbreviates to dollars, $ or US$ and US cents or USc.
US GAAP	Generally accepted accounting principles in the United States.

MINING AND TECHNICAL DEFINITIONS

Alumina	Aluminium oxide. It is extracted from bauxite in a chemical refining process and is subsequently the principal raw material in the electro-chemical process by which aluminium is produced.
Anode and cathode copper	At the final stage of the smelting of copper concentrates, the copper is cast into specially shaped slabs called anodes for subsequent refining to produce refined cathode copper.
Bauxite	Mainly hydrated aluminium oxides (Al2O3.2H2O). Principal ore of alumina, the raw material from which aluminium is made.
Beneficiated bauxite	Bauxite ore that has been treated to remove waste material to improve its physical or chemical characteristics.
Bioleaching	The deliberate use of bacteria to speed the chemical release of metals from ores.
Block caving	An underground bulk mining method. It involves undercutting the orebody to induce ore fracture and collapse by gravity. The broken ore is recovered through draw points below.
Borates	A generic term for mineral compounds which contain boron and oxygen.
Cathode copper	Refined copper produced by electrolytic refining of impure copper or by electro-winning.
Classification	Separating crushed and ground ore into portions of different size particles.
Coking coal	By virtue of its carbonisation properties, it is used in the manufacture of coke, which is used in the steel making process. Also known as metallurgical coal.
Concentrate	The product of a physical concentration process, such as flotation or gravity concentration, which involves separating ore minerals from unwanted waste rock. Concentrates require subsequent processing (such as smelting or leaching) to break down or dissolve the ore minerals and obtain the desired elements, usually metals.
Cutoff grade	The lowest grade of mineralised material considered economic to process. It is used in the calculation of the quantity of ore present in a given deposit.
Doré	A precious metal alloy which is produced by smelting. Doré is an intermediate product which is subsequently refined to produce pure gold and silver.
DWT	Dead weight tons is the combined weight in long tons (2,240 pounds weight) of cargo, fuel and fresh water that a ship can carry.
Flotation	A method of separating finely ground minerals using a froth created in water by specific reagents. In the flotation process certain mineral particles are induced to float by becoming attached to bubbles of froth whereas others, usually unwanted, sink.
FOB	Free on board.
Grade	The proportion of metal or mineral present in ore, or any other host material, expressed in this document as per cent, grammes per tonne or ounces per ton.
Head grade	The average grade of ore delivered to the mill.
Ilmenite	Mineral composed of iron, titanium and oxygen.
Metallurgical coal	By virtue of its carbonisation properties, it is used in the manufacture of coke, which is used in the steel making process. Also known as coking coal.
Ore	A rock from which a metal(s) or mineral(s) can be economic ally and legally extracted.
Ore milled	The quantity of ore processed.
Ore hoisted	The quantity of ore which is removed from an underground mine for processing.
Pressure oxidation	A method of treating sulphide ores. In the case of refractory gold ores, the object is to oxidise the sulphides to sulphates and hence liberate the gold for subsequent cyanide leaching. The technique involves reaction of the ore with sulphuric acid under pressure in the presence of oxygen gas.

Rio Tinto 2006 Form 20-F	154

Back to Contents
Probable ore reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.
Proven ore reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.
Rock mined	The quantity of ore and waste rock excavated from the mine. In this document, the term is only applied to surface mining operations.
Rutile	A mineral composed of titanium and oxygen (TiO2).
Steam coal	Also referred to as steaming coal, thermal coal or energy coal. It is used as a fuel source in electrical power generation, cement manufacture and various industrial applications.
Stripping ratio	The tonnes of waste material which must be removed to allow the mining of one tonne of ore.
Solvent extraction and electrowinning (SX-EW)	Processes for extracting metal from an ore and producing pure metal. First the metal is leached into solution; the resulting solution is then purified in the solvent extraction process; the solution is then treated in an electro-chemical process (electro-winning) to recover cathode copper.
Tailings	The rock wastes which are rejected from a concentrating process after the recoverable valuable minerals have been extracted.
Titanium dioxide feedstock	A feedstock rich in titanium dioxide, produced, in Rio Tinto’s case, by smelting ores containing titanium minerals.
Zircon	Zirconium mineral (ZrSiO4).

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

Pounds sterling					Australian dollars
Year ended 31 December	Period	Average	High	Low	Year ended 31 December	Period	Average	High	Low
	end	rate				end	rate

2006	1.96	1.84	1.98	1.72	2006	0.788	0.753	0.791	0.706
2005	1.73	1.82	1.93	1.71	2005	0.734	0.763	0.799	0.727
2004	1.93	1.83	1.95	1.76	2004	0.783	0.737	0.798	0.686
2003	1.78	1.63	1.79	1.55	2003	0.749	0.648	0.752	0.562
2002	1.61	1.50	1.41	1.61	2002	0.563	0.544	0.575	0.506

Note
The Noon Buying Rate on such dates differed slightly from the rates used in the preparation of Rio Tinto’s financial statements as of such date. No representation is made that pound sterling and Australian dollar amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on such dates or at any other dates.

Rio Tinto 2006 Form 20-F	155

2006 Financial statements

Back to Contents

Group income statement
Years ended 31 December

		2006		2005		2004
		US$m		US$m		US$m

Consolidated sales revenue		22,465		19,033		12,954
Net operating costs (excluding impairment reversals less charges)	3	(13,892)		(12,436)		(10,249)
Impairment reversals less charges	5	396		3		(558)
Profits less losses on disposal of interests in businesses	39	5		322		1,180

Operating profit		8,974		6,922		3,327
Share of profit after tax of equity accounted units	6	1,378		776		523

Profit before finance items and taxation		10,352		7,698		3,850

Finance items
Exchange gains/(losses) on external net debt and intragroup balances	23	46		(128)		204
Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting		35		(51)		16
Interest receivable and similar income	7	106		82		28
Interest payable and similar charges	7	(160)		(173)		(148)
Amortisation of discount related to provisions		(139)		(116)		(87)

		(112)		(386)		13

Profit before taxation		10,240		7,312		3,863

Taxation	8	(2,373)		(1,814)		(619)

Profit for the year		7,867		5,498		3,244

– attributable to outside equity shareholders		429		283		(53)
– attributable to equity shareholders of Rio Tinto (Net earnings)		7,438		5,215		3,297

Basic earnings per ordinary share	9	557.8	c	382.3	c	239.1	c
Diluted earnings per ordinary share	9	555.6	c	381.1	c	238.7	c

Dividends paid during the year (US$m)		2,573		1,141		910
Dividends per share: paid during the year
–ordinary dividend	10	81.5	c	83.5	c	66.0	c
– special dividend	10	110.0	c	—		—
Dividends per share: declared in the announcement of the results for the year
– ordinary dividend	10	64.0	c	41.5	c	45.0	c
– special dividend	10	—		110.0	c	—

The notes on pages A-7 to A-68 form part of these accounts. Material variations from accounting principles generally accepted in the United States are set out on pages A-69 A-86.

Back to Contents

Group cash flow statement
Years ended 31 December

		2006	2005	2004
		US$m	US$m	US$m

Cash flow from consolidated operations		9,196	7,431	3,787
Dividends from equity accounted units		1,727	600	478

Cash flow from operations		10,923	8,031	4,265
Net interest paid		(128)	(128)	(151)
Dividends paid to outside shareholders		(193)	(169)	(56)
Tax paid		(2,799)	(1,017)	(865)

Cash flow from operating activities		7,803	6,717	3,193

Cash used in investing activities
(Acquisitions) / disposals of subsidiaries, joint ventures and associates	39	(279)	321	1,507
Purchase of property, plant and equipment and intangible assets		(3,992)	(2,590)	(2,259)
Sales of other financial assets		293	133	261
Purchases of other financial assets		(167)	(231)	(30)
Other investing cash flows		56	110	127

Cash used in investing activities		(4,089)	(2,257)	(394)

Cash flow before financing activities		3,714	4,460	2,799

Cash flow from financing activities
Equity dividends paid to Rio Tinto shareholders		(2,573)	(1,141)	(906)
Own shares purchased from Rio Tinto shareholders		(2,370)	(877)	—
Proceeds from issue of ordinary shares in Rio Tinto		31	100	26
Proceeds from issue of new borrowings		483	388	206
Repayment of borrowings		(1,102)	(893)	(2,061)
Other financing cash flows		142	12	30

Cash used in financing activities		(5,389)	(2,411)	(2,705)

Effects of exchange rates on cash and cash equivalents		30	(8)	(9)

Net (decrease)/increase in cash and cash equivalents		(1,645)	2,041	85

Opening cash and cash equivalents		2,367	326	241

Closing cash and cash equivalents	20	722	2,367	326

Cash flow from consolidated operations
Profit for the year		7,867	5,498	3,244
Adjustments for:
Taxation		2,373	1,814	619
Finance items		112	386	(13)
Share of profit after tax of equity accounted units		(1,378)	(776)	(523)
Profit on disposal of interests in businesses (including investments)		(5)	(322)	(1,180)
Depreciation and amortisation		1,469	1,334	1,171
Impairment (reversals) less charges	5	(396)	(3)	558
Provisions	26	60	202	192
Utilisation of provisions	26	(271)	(261)	(220)
Change in inventories		(454)	(249)	(217)
Change in trade and other receivables		(394)	(530)	(97)
Change in trade and other payables		116	303	237
Other items		97	35	16

		9,196	7,431	3,787

The notes on pages A-7 to A-68 form part of these accounts. Material variations from accounting principles generally accepted in the United States are set out on pages A-69 A-86.

Back to Contents

Group balance sheet
At 31 December

		2006	2005
		US$m	US$m

Non-current assets
Goodwill	11	841	1,020
Intangible assets	12	384	220
Property, plant and equipment	13	22,207	17,620
Investments in equity accounted units	14	2,235	1,829
Loans to equity accounted units		136	159
Inventories	16	99	141
Trade and other receivables	17	983	703
Deferred tax assets	18	225	55
Tax recoverable		135	122
Other financial assets	19	374	453

		27,619	22,322
Current assets
Inventories	16	2,540	2,048
Trade and other receivables	17	2,938	2,488
Loans to equity accounted units		15	—
Tax recoverable		79	30
Other financial assets	19	567	536
Cash and cash equivalents	20	736	2,379

		6,875	7,481
Current liabilities
Bank overdrafts repayable on demand	20	(14)	(12)
Borrowings	21	(1,490)	(1,190)
Trade and other payables	24	(2,693)	(2,190)
Other financial liabilities	25	(193)	(86)
Tax payable		(1,024)	(987)
Provisions	26	(366)	(321)

		(5,780)	(4,786)

Net current assets		1,095	2,695

Non-current liabilities
Borrowings	21	(2,007)	(2,783)
Trade and other payables	24	(362)	(269)
Other financial liabilities	25	(233)	(113)
Tax payable		(86)	(51)
Deferred tax liabilities	18	(2,339)	(2,197)
Provisions	26	(4,302)	(3,865)

		(9,329)	(9,278)

Net assets		19,385	15,739

Capital and reserves
Share capital
– Rio Tinto plc	27	172	172
– Rio Tinto Limited (excl. Rio Tinto plc interest)	28	1,099	1,019
Share premium account	29	1,919	1,888
Other reserves	29	641	(24)
Retained earnings	29	14,401	11,893

Equity attributable to Rio Tinto shareholders	29	18,232	14,948
Attributable to outside equity shareholders	29	1,153	791

Total equity		19,385	15,739

The notes on pages A-7 to A-68 form part of these accounts. Material variations from accounting principles generally accepted in the United States are set out on pages A-69 A-86.

Back to Contents

Group statement of recognised income and expense (SORIE)

	Attributable	Outside	Year to 31
	to	Interests	December
	shareholders		2006
	of Rio Tinto		Total
	US$m	US$m	US$m

Currency translation adjustment	820	42	862
Cash flow hedge fair value (losses)	(178)	(200)	(378)
Gains on available for sale securities	14	5	19
Cash flow hedge losses transferred to the income statement	63	74	137
Gains on available for sale securities transferred to the income statement	(4)	—	(4)
Currency translation transferred to the income statement on disposals	4	—	4
Actuarial gains on post retirement benefit plans	338	35	373
Net tax recognised directly in equity	19	83	102

Net income recognised directly in equity	1,076	39	1,115

Profit after tax for the year	7,438	429	7,867

Total recognised income for the year	8,514	468	8,982

	Attributable	Outside	Year to 31
	to	Interests	December
	shareholders		2005
	of Rio Tinto		Total
	US$m	US$m	US$m

Currency translation adjustment	(401)	(44)	(445)
Cash flow hedge fair value (losses)	(116)	(26)	(142)
Gains on available for sale securities	32	5	37
Cash flow hedge losses transferred to the income statement	—	1	1
Gains on available for sale securities transferred to the income statement	(88)	—	(88)
Actuarial gains/(losses) on post retirement benefit plans	179	(1)	178
Net tax recognised directly in equity	56	1	57

Net expense recognised directly in equity	(338)	(64)	(402)

Profit after tax for the year	5,215	283	5,498

Total recognised income for the year	4,877	219	5,096

	Attributable	Outside	Year to 31
	to	Interests	December
	shareholders		2004
	of Rio Tinto		Total
	US$m	US$m	US$m

Currency translation adjustment	365	45	410
Actuarial losses on post retirement benefit plans	(180)	(23)	(203)
Net tax recognised directly in equity	50	(2)	48

Net income recognised directly in equity	235	20	255

Profit / (loss) after tax for the year	3,297	(53)	3,244

Total recognised income / (loss) for the year	3,532	(33)	3,499

Reconciliation with Australian IFRS
The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union ('EU IFRS') which differs in certain respects from the version of IFRS that is applicable in Australia ('Australian IFRS').

Prior to 1 January 2004, the Group's financial statements were prepared in accordance with UK GAAP. Under EU IFRS, goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group's UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to EU IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders' funds under Australian IFRS include the residue of such goodwill, which amounted to US$740 million at 31 December 2006 (US$743 million at 31 December 2005).

Save for the exception described above, the Group's financial statements drawn up in accordance with EU IFRS are consistent with the requirements of Australian IFRS.

The notes on pages A-7 to A-68 form part of these accounts. Material variations from accounting principles generally accepted in the United States are set out on pages A-69 A-86.

Back to Contents

Outline of dual listed companies structure and basis of financial statements

The Rio Tinto Group
These are the financial statements of the Rio Tinto Group (the 'Group'), formed through the merger of economic interests ('merger') of Rio Tinto plc and Rio Tinto Limited, and presented by both Rio Tinto plc and Rio Tinto Limited as their consolidated accounts in accordance with both United Kingdom and Australian legislation and regulations.

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

Accounting standards
The financial statements have been drawn up in accordance with International Financial Reporting Standards as adopted by the European Union ('EU IFRS'). The merger of economic interests of Rio Tinto plc and Rio Tinto Limited was accounted for as a merger under UK GAAP. As permitted under the rules governing the transition to EU IFRS, which are set out in IFRS 1, the Group did not restate business combinations that occurred before the transition date of 1 January 2004. As a result, the DLC merger of economic interests described above continues to be accounted for as a merger under EU IFRS.
      The main consequence of adopting merger rather than acquisition accounting is that the balance sheet of the merged group includes the assets and liabilities of Rio Tinto plc and Rio Tinto Limited at their carrying values prior to the merger, subject to adjustments to achieve uniformity of accounting policies, rather than at their fair values at the date of the merger. For accounting purposes Rio Tinto plc and Rio Tinto Limited are viewed as a single public parent company (with their respective public shareholders being the shareholders in that single company). As a result the amounts attributable to both Rio Tinto plc and Rio Tinto Limited public shareholders are included in the amounts attributed to equity shareholders on the balance sheet, income statement and statement of recognised income and expense.

Australian Corporations Act
The financial statements are drawn up in accordance with an order, under section 340 of the Australian Corporations Act 2001, issued by the Australian Securities and Investments Commission ('ASIC') on 27 January 2006 (as amended on 22 December 2006). The main provisions of the order are that the financial statements are:
–	to be made out in accordance with IFRS as adopted by the European Union ('EU IFRS'); and
–	to include a reconciliation from EU IFRS to the Australian equivalents of IFRS (see page A-5).
For further details of the ASIC Class Order relief see page A-87.

Elimination of Separate financial statements
In previous years, the Form 20-F filed with the United States Securities and Exchange Commission ('SEC'), contained separate consolidated financial statements for the Rio Tinto plc and Rio Tinto Limited parts of the Group. These were presented on the basis of the legal ownership of the various operations within each part of the Group. The separate financial statements for Rio Tinto Limited included, on a consolidated basis, the Group undertakings under its legal ownership, and those for Rio Tinto plc included, on a consolidated basis, the Group undertakings under its legal ownership. This presentation of financial information filed with the SEC was on the assumption that the formation of the Group through the dual listed companies (DLC) arrangements was not a business combination. The financial statements filed with the SEC also included supplemental financial information that combined the consolidated financial statements of the Rio Tinto plc and Rio Tinto Limited parts of the Group to present the Rio Tinto Group, with no adjustment for fair values.
      This combined financial information for the Rio Tinto Group was consistent with the financial statements that were used for the purposes of satisfying the Group's reporting obligations in the United Kingdom and Australia. The combined financial statements for the Rio Tinto Group viewed the formation of the DLC as a business combination and accounted for the transaction as a merger in accordance with UK Financial Reporting Standard No. 6 Acquisitions and Mergers ('FRS 6'). Applying FRS 6, Rio Tinto plc and Rio Tinto Limited were combined and presented as one economic entity with no adjustment for fair values.
      As permitted under the transitional arrangements set out in IFRS 1 'First time adoption of International Financial Reporting Standards', which sets out the rules for first time adoption of IFRS, the Group did not apply the concepts of IFRS 3 'Business Combinations' for business combinations prior to the first time application of IFRS. Accordingly, the Group is following the same method of accounting for the DLC in its financial statements under IFRS as was historically followed under UK GAAP: the Group is presented as one economic entity at historical cost.
      Subsequent to the formation of the Group, the accounting model used in filings with the SEC for the presentation of financial statements of companies that form DLCs has changed. The formation of a new DLC is now viewed as a business combination. The Group now believes that it is preferable to treat the formation of the DLC as a business combination, and as a result, that the accounting and reporting of financial statements prepared in accordance with IFRS to the SEC will be consistent with the accounting and reporting in the United Kingdom and Australia.
      Accordingly, the Group has revised the presentation of its financial statements included in Form 20-F to account for the formation of the DLC as a business combination. As a consequence, separate financial statements for Rio Tinto plc and Rio Tinto Limited will no longer be presented. Instead, the financial statements will deal with the Rio Tinto Group as one combined economic entity. This new presentation is applied retrospectively for all periods presented. The IFRS information presented on this new basis in the 20-F is the same as the combined supplemental information for the Rio Tinto Group that was previously disclosed.

Back to Contents

Notes to the 2006 financial statements

1	PRINCIPAL ACCOUNTING POLICIES

The basis of preparation and accounting policies used in preparing the financial statements for the year ended 31 December 2006 are set out below.
      The financial statements are prepared in accordance with International Financial Reporting Standards adopted by the EU ('EU IFRS'). These standards are subject to Interpretations issued from time to time by the International Financial Reporting Interpretations Committee (‘IFRIC’).

Basis of preparation
The financial statements for the year ended 31 December 2006 have been prepared on the basis of all IFRSs and Interpretations adopted by the European Union that are mandatory for periods ending 31 December 2006 and in accordance with applicable United Kingdom law, applicable Australian law as amended by the Australian Securities and Investments Commission Orde dated 27 January 2006 (as amended on 22 December 2006) and Article 4 of the European Union IAS regulation. The 2004 comparative financial information has also been prepared on this basis, with the exception of certain standards, details of which are given below, for which comparative information has not been restated.
As permitted by the rules for first-time adoption of IFRS, which are set out in IFRS 1, the Group elected to adopt IAS 32, IAS 39 and IFRS 5 with effect from 1 January 2005, with no restatement of comparative information for 2004. Accounting policy notes b), e) and i) explain the treatment of non-current assets held for sale prior to and after adopting IFRS 5. Accounting policy note p) explains the basis of accounting for financial instruments pre and post 1 January 2005.
The EU IFRS financial information has been drawn up on the basis of accounting policies consistent with those applied in the financial statements for the year to 31 December 2005, except for the following:
–	the adoption of IFRIC 4 'Determining whether an arrangement contains a lease'.
–

a change to the Group's policy on accounting for exploration and evaluation expenditure. Previously, the Group capitalised exploration and evaluation expenditure on acquisition of a beneficial interest or option in mineral rights together with subsequent expenditure. Full provision was made for impairment unless there was a high degree of confidence in the project's viability as a consequence of which it was considered probable that future economic benefits would flow to the Group. If, as a result of developments in subsequent periods, the expenditure was considered to be recoverable, such provisions were reversed. Under the Group's revised policy, exploration and evaluation expenditure is not capitalised until the point is reached at which there is a high degree of confidence in the project's viability and it is considered probable that future economic benefits will flow to the Group.

–	a change to the Group's presentation of the marking to market of provisionally priced sales contracts. This is now recorded as an adjustment to sales revenue having previously been shown as an adjustment to net operating costs.
The effect of the above adjustments is not material to Group earnings or to shareholders' funds in the current or prior periods. Therefore, prior period information has not been restated.
Certain prior year information has been reclassified to conform with the current year presentation. Exploration and evaluation costs charged against income were previously included in 'Cash used in investing activities' but are now included within 'Cash flow from operating activities'. As a result, exploration and evaluation costs expensed of US$226 million and US$187 million have been reclassified in the comparative figures for 2005 and 2004 respectively, within the Cash flow statement.
The Group has not applied the following pronouncements, the last three of which have not been endorsed by the EU:
IFRS 7 Financial Instruments: Disclosures - mandatory for year 2007
Amendment to IAS 1 Presentation of Financial Statements Capital Disclosures - mandatory for year 2007
IFRIC 8 Scope of IFRS 2 (share based payments) - mandatory for year 2007
IFRIC 11 (IFRS 2) Group and Treasury share transactions - mandatory for year 2008
IFRIC D12-D14 - Service concession arrangements - mandatory for year 2008
IFRS 8 Operating Segments - mandatory for year 2009
The Group is evaluating the impact of the above pronouncements but they are not expected to be material to the Group's earnings or to shareholders' funds

Judgements in applying accounting policies and key sources of estimation uncertainty
Many of the amounts included in the financial statements involve the use of judgement and/or estimation. These judgements and estimates are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the financial statements. Information about such judgements and estimation is contained in the accounting policies and/or the Notes to the financial statements, and the key areas are summarised below.
Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are:
–	Merger accounting for the 1995 merger of the economic interests of Rio Tinto plc and Rio Tinto Limited into the dual listed companies ('DLC') structure (page A-6).
–	Determination of ore reserve estimates - note 1(j)
–	Deferral of stripping costs - note 1(h)
–	Recognition of deferred tax on mineral rights recognised in acquisitions - note 1(m)
–	Capitalisation of exploration and evaluation costs - note 1(f)
–	Identification of functional currencies - note 1(d)
–	The definition of Underlying earnings - note 2
–	The election to adopt IAS 32, IAS 39 and IFRS 5 from 1 January 2005 without restatement of comparatives as noted above

Back to Contents

Notes to the 2006 financial statements

1	PRINCIPAL ACCOUNTING POLICIES CONTINUED

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:
–	Estimation of close down and restoration costs and the timing of expenditure - note 1(k) and note 26
–	Review of asset carrying values and impairment charges and reversals note 1(e) and (i), note 5 and note 11
–	Estimation of environmental clean up costs and the timing of expenditure - note 1(k) and note 26
–	Recoverability of potential deferred tax assets - note 1 (m) and note 18(d)
–	Estimation of liabilities for post retirement costs - note 46
–	Contingent liabilities regarding claims from the Australian Tax Office relating to 1997 - note 33

(a)	Accounting convention
The financial information included in the financial statements for the year ended 31 December 2006, and for the related comparative periods, has been prepared under the historical cost convention as modified by the revaluation of certain derivative contracts and financial assets and liabilities as set out in the notes below.

(b)	Basis of consolidation
The financial statements consist of the consolidation of the accounts of Rio Tinto plc and Rio Tinto Limited (together 'the Companies' and their respective subsidiaries (together 'the Group').

Subsidiaries: Subsidiaries are entities over which the Companies have the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the Companies own more than one half of the voting rights (which does not always equate to percentage ownership) unless in exceptional circumstances it can be demonstrated that ownership does not constitute control. Control does not exist where joint venture partners hold veto rights over significant operating and financial decisions. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Companies and their subsidiaries after eliminating intercompany balances and transactions. For partly owned subsidiaries the net assets and net earnings attributable to outside shareholders are presented as 'Amounts attributable to outside equity shareholders' in the consolidated balance sheet and consolidated income statement.

Associates: An associate is an entity, that is neither a subsidiary nor a joint venture, over whose operating and financial policies the Group exercises significant influence. Significant influence is presumed to exist where the Group has between 20 per cent and 50 per cent of the voting rights, but can also arise where the Group holds less than 20 per cent if it has the power to be actively involved and influential in policy decisions affecting the entity. The Group's share of the net assets, post tax results and reserves of associates are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the Group, which therefore includes any goodwill on acquisition, and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Group's share of the associate's results less any impairment of goodwill and any other changes to the associate's net assets such as dividends.

Joint ventures: A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. The Group has two types of joint ventures

Jointly controlled entities ('JCEs'): A JCE is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has a long term interest. JCEs are accounted for using the equity accounting method. In addition, the carrying value will include any long term debt interests which in substance form part of the Group's net investment.

Jointly controlled assets ('JCAs'): A JCA is a joint venture in which the venturers have joint control over the assets contributed to or acquired for the purposes of the joint venture. JCAs do not involve the establishment of a corporation, partnership or other entity. This includes situations where the participants derive benefit from the joint activity through a share of the production, rather than by receiving a share of the results of trading. The Group's proportionate interest in the assets, liabilities, revenues, expenses and cash flows of JCAs are incorporated into the Group's financial statements under the appropriate headings. In some situations, joint control exists even though the Group has an ownership interest of more than 50 per cent because of the veto rights held by join venture partners.

The Group uses the term 'Equity accounted units' to refer to associates and jointly controlled entities collectively.

Where necessary, adjustments are made to the results of subsidiaries, joint ventures and associates to bring their accounting policies into line with those used by the Group.

The results of businesses acquired during the year are brought into the consolidated financial statements from the date at which control, joint control or significant influence commences and taken out of the financial statements from the date at which control joint control or significant influence ceases.

From 1 January 2005, Individual non-current assets or 'disposal groups' (i.e. groups of assets and liabilities) to be disposed of, by sale or otherwise in a single transaction, are classified as 'held for sale' if the following criteria are met:

–	the carrying amount will be recovered principally through a sale transaction rather than through continuing use, and
–	the disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for such sales, and
–	the sale is highly probable.

Back to Contents

Notes to the 2006 financial statements

1	PRINCIPAL ACCOUNTING POLICIES CONTINUED

(b)	Basis of consolidation (continued)
Disposal groups held for sale are carried at the lower of their carrying amount and fair value less costs to sell and are presented separately on the face of the balance sheet with the related assets and liabilities being presented as a single asset and a single liability respectively. Comparative balance sheet information is not restated

For a disposal group held for sale which continues to be carried at its carrying amount, the profit on disposal, calculated as net sales proceeds less the carrying amount, is recognised in the income statement in the period during which completion of the sale takes place. Where the fair value less costs to sell of a disposal group is lower than the carrying amount, the resulting charge is recognised in the income statement in the period during which the disposal group is classified as held for sale. On classification as held for sale, the assets are no longer depreciated.

If the disposal group or groups represent a separate major line of business or geographical area of operations, and are part of a single co-ordinated plan of disposal or are subsidiaries acquired exclusively with a view to resale, they are classified as discontinued operations. The net results attributable to such discontinued operations are shown separately and comparative figures in the income and cash flow statements are restated.

Prior to 1 January 2005, the results of businesses sold during the year were included in the consolidated financial statements for the period up to the date of disposal. Gains or losses on disposal were calculated as the difference between the sale proceeds (net of expenses) and the net assets attributable to the interest which had been sold.

(c)	Sales revenue
Sales revenue comprises sales to third parties at invoiced amounts, with most sales being priced ex works, free on board (f.o.b.) or cost, insurance and freight (c.i.f.). Amounts billed to customers in respect of shipping and handling are classed as sales revenue where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognised as operating costs. If the Group is acting solely as an agent, amounts billed to customers are offset against the relevant costs.

Sales revenue excludes any applicable sales taxes. Mining royalties are presented as an operating cost or, where they are in substance a profit based tax, within taxes. Gross sales revenue shown in the income statement includes the Group's share of the sales revenue of equity accounted units. To avoid duplication, this excludes sales by jointly controlled entities to third parties of products purchased from the Group and excludes charges by jointly controlled entities to the Group. By-product revenues are included in sales revenue.

A large proportion of Group production is sold under medium to long term contracts, but sales revenue is only recognised on individual sales when persuasive evidence exists that all of the following criteria are met:
–	the significant risks and rewards of ownership of the product have been transferred to the buyer;
–	neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;
–	the amount of revenue can be measured reliably;
–	it is probable that the economic benefits associated with the sale will flow to the Group; and
–	the costs incurred or to be incurred in respect of the sale can be measured reliably.

These conditions are generally satisfied when title passes to the customer. In most instances sales revenue is recognised when the product is delivered to the destination specified by the customer, which is typically the vessel on which it will be shipped, the destination port or the customer's premises.

Sales revenue is commonly subject to adjustment based on an inspection of the product by the customer. In such cases, sales revenue is initially recognised on a provisional basis using the Group's best estimate of contained metal, and adjusted subsequently.

Certain products are 'provisionally priced', i.e. the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Revenue on provisionally priced sales is recognised based on estimates of the fair value of the consideration receivable based on forward market prices. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Group is directly linked to the form in which it is traded on that market.

The marking to market of provisionally priced sales contracts is recorded as an adjustment to sales revenue.

Back to Contents

Notes to the 2006 financial statements

1	PRINCIPAL ACCOUNTING POLICIES CONTINUED

(d)	Currency translation
The functional currency for each entity in the Group, and for jointly controlled entities and associates, is the currency of the primary economic environment in which it operates. For most entities, this is the currency of the country in which it operates. Transactions denominated in other currencies are converted to the functional currency at the exchange rate ruling at the date of the transaction unless hedge accounting applies. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates.

The US dollar is the currency in which the Group's Financial statements are presented, as it most reliably reflects the global business performance of the Group as a whole.

On consolidation, income statement items are translated into US dollars at average rates of exchange. Balance sheet items are translated into US dollars at year end exchange rates. Exchange differences on the translation of the net assets of entities with functional currencies other than the US dollar, and any offsetting exchange differences on net debt hedging those net assets, are recognised directly in the foreign currency translation reserve.

Exchange gains and losses which arise on balances between Group entities are taken to the foreign currency translation reserve where the intra group balance is, in substance, part of the Group's net investment in the entity.

The balance of the foreign currency translation reserve relating to an operation that is disposed of is transferred to the income statement at the time of the disposal.

The Group finances its operations primarily in US dollars but a substantial part of the Group's US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Except as noted above, exchange gains and losses relating to such US dollar debt are charged or credited to the Group's income statement in the year in which they arise. This means that the impact of financing in US dollars on the Group's income statement is dependent on the functional currency of the particular subsidiary where the debt is located.

Except as noted above, or in note (p) below relating to derivative contracts, all exchange differences are charged or credited to the income statement in the year in which they arise.

(e)	Goodwill and intangible assets (excluding exploration and evaluation expenditure)
Goodwill represents the difference between the cost of acquisition and the fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill on acquisition of subsidiaries is separately disclosed and goodwill on acquisitions of associates and JCEs is included within investments in equity accounted units.

In 1997 and previous years, goodwill was eliminated against reserves in the year of acquisition as a matter of accounting policy, as was then permitted under UK GAAP. Such goodwill was not reinstated under subsequent UK accounting standards or on transition to IFRS.

Goodwill is not amortised; rather it is tested annually for impairment. Goodwill is allocated to the cash generating unit or group of cash generating units expected to benefit from the related business combination for the purposes of impairment testing. Goodwill impairments cannot be reversed.

Finite life intangible assets are recorded at cost and are amortised over their useful economic lives on a straight line or units of production basis, as appropriate. From 1 January 2005, finite life intangible assets held for sale, or included within a disposal group held for sale, are not amortised. In accordance with the accounting requirements for disposal groups, intangible assets held for sale are carried at the lower of their pre-existing carrying amount and fair value less costs to sell, and are presented separately on the face of the balance sheet. Internally generated intangible assets and computer software acquired are amortised over 2 to 5 years. Other intangible assets are amortised over 2 to 20 years. Intangible assets which are not yet ready for use are reviewed annually for impairment.

(f)	Exploration and evaluation
Exploration and evaluation expenditure comprises costs which are directly attributable to:
	–	researching and analysing existing exploration data
	–	conducting geological studies, exploratory drilling and sampling
	–	examining and testing extraction and treatment methods; and/or
	–	compiling pre-feasibility and feasibility studies.

Exploration and evaluation expenditure also includes costs incurred in acquiring mineral rights, the entry premiums paid to gain access to areas of interest and amounts payable to third parties to acquire interests in existing projects.

Capitalisation of exploration and evaluation expenditure commences when there is a high degree of confidence in the project's viability and hence it is probable that future economic benefits will flow to the Group.

Capitalised exploration and evaluation expenditure is reviewed for impairment at each balance sheet date. In the case of undeveloped properties, there may be only inferred resources to form a basis for the impairment review. The carrying values of these assets are reviewed twice per annum by management and the results of these reviews are reported to the Audit Committee. The review is based on a status report regarding the Group's intentions for development of the undeveloped property. In some cases, the undeveloped properties are regarded as successors to ore bodies currently in production. It is intended that these will be developed and go into production when the current source of ore is exhausted.

Subsequent recovery of the resulting carrying value depends on successful development of the area of interest or sale of the project. If a project does not prove viable, all irrecoverable costs associated with the project and any related impairment provisions are written off.

Back to Contents

Notes to the 2006 financial statements

1	PRINCIPAL ACCOUNTING POLICIES CONTINUED

(g)	Property, plant and equipment
The cost of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. Once a mining project has been established as commercially viable expenditure other than that on land, buildings, plant and equipment is capitalised under 'Mining properties and leases' together with any amount transferred from 'Exploration and evaluation'.

In open pit mining operations, it is necessary to remove overburden and other barren waste materials to access ore from which minerals can economically be extracted. The process of mining overburden and waste materials is referred to as stripping. During the development of a mine (or pit), before production commences, stripping costs are capitalised as part of the investment in construction of the mine (or pit).

Costs associated with commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalised. Development costs incurred after the commencement of production are capitalised to the extent they are expected to give rise to a future economic benefit. Interest on borrowings related to construction or development projects is capitalised until the point when substantially all the activities that are necessary to make the asset ready for its intended use are complete.

(h)	Deferred stripping
As noted above, stripping costs incurred in the development of a mine (or pit) before production commences are capitalised as part of the cost of constructing the mine (or pit) and subsequently amortised over the life of the mine (or pit) on a units of production basis.

Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. If, however, the pits are highly integrated for the purpose of mine planning, the second and subsequent pits are regarded as extensions of the first pit in accounting for stripping costs. In such cases, the initial stripping (i.e. overburden and other waste removal) of the second and subsequent pits is considered to be production phase stripping relating to the combined operation.

The Group defers stripping costs incurred subsequently, during the production stage of its operations, for those operations where this is the most appropriate basis for matching the costs against the related economic benefits and the effect is material. This is generally the case where there are fluctuations in stripping costs over the life of the mine (or pit), and the effect is material. The amount of stripping costs deferred is based on the ratio ('Ratio') obtained by dividing the tonnage of waste mined either by the quantity of ore mined or by the quantity of minerals contained in the ore. Stripping costs incurred in the period are deferred to the extent that the current period Ratio exceeds the life of mine (or pit) Ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the current period Ratio falls short of the life of mine (or pit) Ratio. The life of mine (or pit) Ratio is based on proved and probable reserves of the mine (or pit).

The life of mine (or pit) waste-to-ore Ratio is a function of the pit design(s), and therefore changes to that design will generally result in changes to the Ratio. Changes in other technical or economic parameters that impact on reserves will also have an impact on the life of mine (or pit) Ratio even if they do not affect the pit design(s). Changes to the life of mine (or pit) Ratio are accounted for prospectively.

In the production stage of some mines (or pits), further development of the mine (or pit) requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported profits in subsequent periods on a units of production basis. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine (or pit), before production commences.

If the Group were to expense production stage stripping costs as incurred, there would be greater volatility in the year to year results from operations and excess stripping costs would be expensed at an earlier stage of a mine's operation.

Deferred stripping costs are included in 'Mining properties and leases' within property, plant and equipment or in investments in equity accounted units, as appropriate. These form part of the total investment in the relevant cash generating unit, which is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in operating costs or in the Group's share of the results of its equity accounted units, as appropriate.

(i)	Depreciation and impairment
Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine if shorter. The major categories of property, plant and equipment are depreciated on a units of production and/or straight-line basis as follows:

Units of production basis
For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a units of production basis.

Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis as follows:

Buildings	10 to 40 years
Plant and equipment	3 to 35 years
Land	Not depreciated

Back to Contents

Notes to the 2006 financial statements

1	PRINCIPAL ACCOUNTING POLICIES CONTINUED

(i)	Depreciation and impairment (continued)
Residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Changes to the estimated residual values or useful lives are accounted for prospectively. In applying the units of production method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proved and probable reserves and, for some mines, other mineral resources. Such non reserve material may be included in depreciation calculations in limited circumstances and where there is a high degree of confidence in its economic extraction. Development costs that relate to a discrete section of an ore body and which only provide benefit over the life of those reserves, are depreciated over the estimated life of that discrete section. Development costs incurred which benefit the entire ore body are depreciated over the estimated life of the ore body.

From 1 January 2005, property, plant and equipment held for sale, or which is part of a disposal group held for sale, is not depreciated.

Property, plant and equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. In addition, from 1 January 2005, an impairment loss is recognised for any excess of carrying amount over the fair value less costs to sell of a non-current asset or disposal group held for sale.

When a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of 'value in use' (being the net present value of expected future cash flows of the relevant cash generating unit) and 'fair value less costs to sell'. Where there is no binding sale agreement or active market, fair value less costs to sell is based on the best information available to reflect the amount the Group could receive for the cash generating unit in an arm's length transaction. The estimates used for impairment reviews are based on detailed mine plans and operating plans, modified as appropriate to meet the requirements of IAS 36 'Impairment of Assets'. Future cash flows are based on estimates of:
	–	the quantities of the reserves and mineral resources for which there is a high degree of confidence of economic extraction;
	–	future production levels;
	–	future commodity prices (assuming the current market prices will revert to the Group's assessment of the long term average price, generally over a period of three to five years); and
	–	future cash costs of production, capital expenditure, close down, restoration and environmental clean up.

The cash flow forecasts are based on best estimates of expected future revenues and costs. These may include net cash flows expected to be realised from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proved or probable ore reserves. Such non reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralisation that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.

The expected future cash flows of cash generating units reflect long term mine plans which are based on detailed research analysis and iterative modelling to optimise the level of return from investment, output and sequence of extraction. The plan takes account of all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and the related production costs.

Rio Tinto's cash flow forecasts are based on assessments of expected long term commodity prices, which for most commodities are derived from an analysis of the marginal costs of the producers of these commodities. These assessments often differ from current price levels and are updated periodically.

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

For operations with a functional currency other than the US dollar, the impairment review is undertaken in the relevant functional currency. The great majority of the Group’s sales are based on prices denominated in US dollars. To the extent that the currencies of countries in which the Group produces commodities strengthen against the US dollar without commodity price offset, cash flows and, therefore, net present values are reduced.

When calculating 'value in use', IAS 36 requires that calculations should be based on exchange rates current at the time of the assessment.

For the majority of Rio Tinto's businesses, by both number and by value, the recoverable amounts are substantially in excess of the carrying value in the balance sheet. For a minority of the businesses the carrying value is close to recoverable amount, and these are reviewed for impairment where appropriate. The effects of exchange rate and commodity price changes on the values of these units relative to their carrying values are monitored closely.

Back to Contents

Notes to the 2006 financial statements

1	PRINCIPAL ACCOUNTING POLICIES CONTINUED

(j)	Determination of ore reserve estimates
The Group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the JORC code). Reserves, and for certain mines, other mineral resources, determined in this way are used in the calculation of depreciation, amortisation and impairment charges, the assessment of life of mine stripping ratios and for forecasting the timing of the payment of close down and restoration costs and clean up costs.

In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction.

There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

(k)	Provisions for close down and restoration and for environmental clean up costs
Close down and restoration costs include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure plan. The cost estimates are calculated annually during the life of the operation to reflect known developments e.g. updated cost estimates and revisions to the estimated lives of operations, and are subject to formal review at regular intervals.

Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine. Although the ultimate cost to be incurred is uncertain, the Group's businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques.

The amortisation or 'unwinding' of the discount applied in establishing the net present value of provisions is charged to the income statement in each accounting period. The amortisation of the discount is shown as a financing cost, rather than as an operating cost.

The initial closure provision together with other movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalised within property, plant and equipment. These costs are then depreciated over the lives of the assets to which they relate.

Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the estimated outstanding continuous rehabilitation work at each balance sheet date and the cost is charged to the income statement.

Provision is made for the estimated present value of the costs of environmental clean up obligations outstanding at the balance sheet date. These costs are charged to the income statement. Movements in the environmental clean up provisions are presented as an operating cost, except for the unwind of the discount which is shown as a financing cost. Remediation procedures may commence soon after the time the disturbance, remediation process and estimated remediation costs become known, but can continue for many years depending on the nature of the disturbance and the remediation techniques.

As noted above, the ultimate cost of environmental remediation is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves on production rates. As a result there could be significant adjustments to the provision for close down and restoration and environmental clean up, which would affect future financial results.

(l)	Inventories
Inventories are valued at the lower of cost and net realisable value on a first in, first out ('FIFO') basis. Cost for raw materials and stores is purchase price and for partly processed and saleable products is generally the cost of production. For this purpose the costs of production include:
	–	labour costs, materials and contractor expenses which are directly attributable to the extraction and processing of ore;
	–	the depreciation of mining properties and leases and of property, plant and equipment used in the extraction and processing of ore; and
	–	production overheads.

Stockpiles represent ore that has been extracted and is available for further processing. If there is significant uncertainty as to when the stockpiled ore will be processed it is expensed as incurred. Where the future processing of this ore can be predicted with confidence, e.g. because it exceeds the mine's cut off grade, it is valued at the lower of cost and net realisable value. If the ore will not be processed within the 12 months after the balance sheet date it is included within non-current assets. Work in progress inventory includes ore stockpiles and other partly processed material. Quantities are assessed primarily through surveys and assays.

Back to Contents

Notes to the 2006 financial statements

1	PRINCIPAL ACCOUNTING POLICIES CONTINUED

(m)	Taxation
Current tax is the tax expected to be payable on the taxable income for the year calculated using rates that have been enacted or substantively enacted by the balance sheet date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.

Full provision is made for deferred taxation on all temporary differences existing at the balance sheet date with certain limited exceptions. Temporary differences are the difference between the carrying value of an asset or liability and its tax base. The main exceptions to this principle are as follows:
	–	tax payable on the future remittance of the past earnings of subsidiaries, associates and jointly controlled entities is provided for except where Rio Tinto is able to control the remittance of profits and it is probable that there will be no remittance in the foreseeable future;
	–	deferred tax is not provided on the initial recognition of an asset or liability in a transaction that does not affect accounting profit or taxable profit and is not a business combination, such as on the recognition of a provision for close down and restoration costs and the related asset or on the inception of finance leases. Furthermore, with the exception of the unwind of discount, deferred tax is not recognised on subsequent changes in the carrying value of such assets and liabilities, for example where they are depreciated of finance leases are repaid; and
	–	deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered – this is considered having regard to the reasons why the deferred tax asset has arisen and projected future taxable profits for the relevant entity (or group of entities).

Deferred tax is provided in respect of fair value adjustments on acquisitions. These adjustments may relate to assets such as mining rights that, in general, are not eligible for income tax allowances. In such cases, the provision for deferred tax is based on the difference between the carrying value of the asset and its nil income tax base. The existence of a tax base for capital gains tax purposes is not taken into account in determining the deferred tax provision relating to such mineral rights because it is expected that the carrying amount will be recovered primarily through use and not from the disposal of mineral rights. Also, the Group is only entitled to a deduction for capital gains tax purposes if the mineral rights are sold or formally relinquished.

Current and deferred tax relating to items recognised directly in equity are recognised in equity and not in the income statement.

(n)	Post employment benefits
For defined benefit post employment plans, the difference between the fair value of the plan assets (if any) and the present value of the plan liabilities is recognised as an asset or liability on the balance sheet. Any asset recognised is restricted, if appropriate, to the present value of any amounts the Group expects to recover by way of refunds from the plan or reductions in future contributions. Actuarial gains and losses arising in the year are taken to the Statement of recognised income and expense. For this purpose actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred.

Other movements in the net surplus or deficit are recognised in the income statement, including the current service cost, any past service cost and the effect of any curtailment or settlements. The interest cost less the expected return on assets is also charged to the income statement. The amount charged to the income statement in respect of these plans is included within operating costs or in the Group's share of the results of equity accounted units as appropriate.

The most significant assumptions used in accounting for pension plans are the long term rate of return on plan assets, the discount rate and the mortality assumptions. The long term rate of return on plan assets is used to calculate interest income on pension assets, which is credited to the Group's income statement. The discount rate is used to determine the net present value or future liabilities and each year the unwinding of the discount on those liabilities is charged to the Group's income statement as the interest cost. The mortality assumption is used to project the future stream of benefit payments, which is then discounted to arrive at a net present value of liabilities.

The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries.

The Group's contributions to defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

(o)	Cash and cash equivalents
Cash and cash equivalents are carried in the balance sheet at amortised cost. For the purposes of the balance sheet, cash and cash equivalents comprise cash on hand, deposits held on call with banks and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For the purposes of the cash flow statement, cash and cash equivalents are net of bank overdrafts which are repayable on demand.

Back to Contents

Notes to the 2006 financial statements

1	PRINCIPAL ACCOUNTING POLICIES CONTINUED

(p)	Financial instruments
The Group's policy with regard to 'Treasury management and financial instruments' is set out in Note 32. When the Group enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions.

The Group adopted IAS 32 and IAS 39 from 1 January 2005. Adjustments were made to the opening balance sheet at 1 January 2005 for the adoption of IAS 39; these are shown separately in the Group statement of changes in equity. Comparative figures for the year ended 31 December 2004 were not restated to reflect IAS 39.

Fair value: Where financial instruments are accounted for at fair value, this is the amount at which they could be exchanged in an arm's length transaction between informed and willing parties. Where available, market values have been used to determine fair values. In other cases, fair values have been calculated using quotations from independent financial institutions, or by discounting expected cash flows at prevailing market rates. The fair values of the Group's cash, short term borrowings and loans to jointly controlled entities and associates approximate to their carrying values, as a result of their short maturity or because they carry floating rates of interest. A further description of the accounting for each class of financial instrument is given below.

Financial assets: From 1 January 2005, all financial assets are initially recorded at fair value. The Group has certain investments in companies that are not subsidiaries, associates or jointly controlled entities. These investments are classed as 'available for sale'. Such investments are subsequently measured at fair value with unrealised gains and losses recognised in equity until the investment is disposed of. Impairment charges and exchange gains and losses on such investments are recognised directly in the income statement. Other financial assets that the Group has the expressed intent and ability to hold to maturity together with loans and receivables are measured at amortised cost less any impairment charges. Prior to 1 January 2005, these investments were accounted for at cost less provisions for diminution in value.

Borrowings: From 1 January 2005, borrowings and other financial liabilities are recognised initially at fair value, net of transaction costs incurred and are subsequently stated at amortised cost. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognised in the income statement over the period to maturity using the effective interest method. Prior to 1 January 2005, borrowings were stated at amortised cost.

Derivative financial instruments and hedge accounting
Commodity based contracts that meet the 'expected purchase, sale or usage' requirements in IAS 39 are recognised in earnings as described in note c) above.

From 1 January 2005, all derivatives are initially recognised at their fair value on the date the derivative contract is entered into and are subsequently remeasured at their fair value at each balance sheet date. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either hedges of the fair value of recognised assets or liabilities or of firm commitments (fair value hedges) or hedges of highly probable forecast transactions (cash flow hedges).

–	Fair value hedges: Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk. Where derivatives are held with different counterparties to the underlying asset or liability or firm commitment, the fair value of the derivative is shown separately in the balance shee as there is no legal right of offset.

–	Cash flow hedges: The effective portions of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance, when the forecast sale that is being hedged takes place).

–	Derivatives that do not qualify for hedge accounting: Certain derivative contracts entered into by the Group in order to hedge its exposure to fluctuations in exchange rates against the US dollar are not located in the entity with the exposure. Such contracts, and any other derivative contracts that do not qualify for hedge accounting, are marked to market at the balance sheet date. In respect of currency swaps, the gain or loss on the swap and the offsetting gain or loss on the financial asset or liability against which the swap forms an economic hedge are shown in separate lines in the income statement. In respect of other derivatives, the mark to market will give rise to charges or credits to the income statement in periods before the transaction against which the derivative is held as an economic hedge is recognised.

–	Embedded derivatives: Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts.

Prior to 1 January 2005, derivative financial instruments were accounted for as follows
–	Amounts receivable and payable in respect of interest rate swaps were recognised as adjustments to net interest over the life of the contract.
–	Derivative contracts which had been entered into by the Group in respect of its firm commitments or anticipated transactions in order to hedge its exposure to fluctuations in exchange rates against the US dollar or to fluctuations against commodity prices and which were located in the entity with the exposure, were accounted for as hedges: gains and losses were deferred and subsequently recognised when the hedged transaction occurred. Where such contracts were not located in the entity with the exposure they were fair valued at the balance sheet date. This gave rise to charges or credits to the income statement in periods before the transaction against which the derivative was held as an economic hedge was recognised.

Back to Contents

Notes to the 2006 financial statements

1	PRINCIPAL ACCOUNTING POLICIES CONTINUED

(p)	Financial instruments (continued)
	–	Where contracts and financial instruments contained embedded derivatives, the derivative element was not treated as a separate derivative.
	–	Gains or losses on foreign currency forward contracts and currency swaps relating to financial assets and liabilities were matched against the losses or gains on the hedged items in the income statement. Where currency swaps were held with different counterparties to the underlying borrowing, the fair value of the swaps was shown separately in the balance sheet as there was no legal right of offset.

(q)	Share based payments
The fair value of cash-settled share plans is recognised as a liability over the vesting period of the awards. Movements in that liability between accounting dates are recognised as an expense. The grant date fair value of the awards is taken to be the market value of the shares at the date of award reduced by a factor for anticipated relative Total Shareholder Return ('TSR') performance. Fair values are subsequently remeasured at each accounting date to reflect the number of awards expected to vest based on the current and anticipated TSR performance. If any awards are ultimately settled in shares, the liability is transferred direct to equity as the consideration for the equity instruments issued.

The Group's equity-settled share plans are settled either by the issue of shares by the relevant parent company, by the purchase of shares on market or by the use of shares previously acquired as part of a share buyback. The fair value of the share plans is recognised as an expense over the expected vesting period with a corresponding entry to retained earnings for Rio Tinto plc plans and to other reserves for Rio Tinto Limited plans. If the cost of shares acquired to satisfy the plans exceeds the expense charged, the excess is taken to the appropriate reserve. The fair value of the share plans is determined at the date of grant, taking into account any market based vesting conditions attached to the award (e.g. Total Shareholder Return). The Group uses fair values provided by independent actuaries calculated using a lattice based option valuation model.

Non market based vesting conditions (e.g. earnings per share targets) are taken into account in estimating the number of awards likely to vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date, at which point the estimate is adjusted to reflect the actual awards issued. No adjustment is made after the vesting date even if the awards are forfeited or not exercised.

Further information about the treatment of individual share based payment plans is provided in note 45.

Back to Contents

Notes to the 2006 Financial statements

2	RECONCILIATION OF NET EARNINGS TO UNDERLYING EARNINGS
	Pre-tax	Taxation	Outside	Net	Net	Net
			interests	amount	amount	amount
				2006	2005	2004
Exclusions from underlying earnings				US$m	US$m	US$m

Profits less losses on disposal of interests in businesses (a) (note 39)	5	(2)	—	3	311	1,175
Impairment reversals less charges (b)	396	(276)	(76)	44	4	(321)
Exchange differences and derivatives:
Exchange gains/(losses) on external debt and intragroup balances (c)	46	(70)	8	(16)	(87)	159
– Gains/(losses) on currency and interest rate derivatives not qualifying
for hedge accounting (d), (e)	35	(9)	4	30	(40)	8
– Gains/(losses) on external debt and derivatives not qualifying as
hedges in equity accounted units (c), (d), (e)	2	—	—	2	(12)	4
Adjustment to environmental remediation provision (f)	37	—	—	37	84	—

Total excluded from underlying earnings	521	(357)	(64)	100	260	1,025

Net earnings	10,240	(2,373)	(429)	7,438	5,215	3,297

Underlying earnings	9,719	(2,016)	(365)	7,338	4,955	2,272

'Underlying earnings' is an additional measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (f) below are excluded from Net earnings in arriving at Underlying earnings.

(a)	Gains and losses arising on the disposal of interests in businesses. Additional information on these disposals is included in note 39.
(b)	Credits and charges relating to impairment of non-current assets other than undeveloped properties.
(c)	Exchange gains and losses on US dollar debt and intragroup balances.
(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.
(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.
(f)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

The 'adjustment to environmental remediation' provision of US$37 million (2005: US$84 million; 2004: US$nil) relates to the obligations of Kennecott Utah Copper described in note 26 (e). It reverses part of an exceptional charge taken up in 2002, which was excluded from Adjusted earnings at that time, and is therefore excluded in arriving at Underlying earnings.

Change in treatment of undeveloped properties in Underlying earnings
The Group frequently sells undeveloped properties as an alternative to development, and such activities are a component of the Group's regular business activities. For this reason, the above definition of Underlying earnings has been amended in 2006 to include gains and losses on sales of undeveloped properties and impairment charges relating to these. This change in definition resulted in an increase of US$46 million in the Group's Underlying earnings for 2006 but has no impact on Underlying earnings for 2005 or 2004.

Back to Contents

Notes to the 2006 Financial statements

3	NET OPERATING COSTS
		2006	2005	2004
	Note	US$m	US$m	US$m

Raw materials and consumables		3,207	2,860	2,157
Amortisation of intangible assets	12	27	19	19
Depreciation of property, plant & equipment	13	1,442	1,315	1,152
Amortisation of deferred stripping costs		40	4	12
Employment costs	4	2,459	2,162	1,817
Repairs and maintenance		1,257	985	886
Shipping costs		1,149	1,141	724
Other freight costs		333	283	160
(Increase) in inventories		(139)	(79)	98
Royalties		1,004	822	577
Amounts charged by jointly controlled entities mainly for toll processing		1,196	1,128	980
Other external costs		1,936	1,649	1,519
Provisions	26	60	202	192
Exploration and evaluation	12	237	250	190
Research and development		15	20	16
Costs included above qualifying for capitalisation		(69)	(83)	(89)
Other operating income		(262)	(242)	(161)

Net operating costs (excluding impairment (reversals)/charges)		13,892	12,436	10,249

(a)	Information on auditors' remuneration is included in note 41.

4	EMPLOYMENT COSTS

		2006	2005	2004
	Note	US$m	US$m	US$m

Employment costs
– Wages and salaries		2,337	2,093	1,700
– Social security costs		83	84	68
– Net post retirement cost (a)	46	189	167	151
– Share option costs (b)	45	32	48	40

		2,641	2,392	1,959
Less: charged within provisions		(182)	(230)	(142)

	3	2,459	2,162	1,817

(a)	Post retirement costs include the aggregate service and interest cost of providing post retirement benefits under defined benefit plans, net of the related expected return on plan assets. Additional detail of the amount charged to the income statement in respect of post retirement plans, and the treatment of actuarial gains and losses, is shown in note 46.

(b)	Further details of the Groups' share options and other share based payment schemes are given in note 45.

Back to Contents

Notes to the 2006 Financial statements

5	IMPAIRMENT REVERSALS AND CHARGES
	Pre-tax	Taxation	Outside	Net	Net	Net
			interests	amount	amount	amount
				2006	2005	2004
Cash generating unit				US$m	US$m	US$m

Kennecott Utah Copper (KUC)	614	(233)	—	381	—	—
Iron Ore Company of Canada (IOC)	298	(110)	(77)	111	—	—
Argyle Diamonds	(317)	28	—	(289)	—	—
Tarong coal mine	(188)	36	—	(152)	—	—
Colowyo	—	—	—	—	—	(160)
Palabora	—	—	—	—	—	(161)
Other	(11)	3	1	(7)	4	—

	396	(276)	(76)	44	4	(321)

An increase in the Group’s long term copper price assumption triggered an assessment of the recoverable amount of KUC. The value in use was based on cash flows forecast in real terms and discounted at a pre-tax rate of 8%. The KUC impairment provision in 2002 was calculated using a pre-tax discount rate of 6%.
      An increase in the Group’s long term iron ore price assumption triggered an assessment of the recoverable amount of IOC. The value in use was based on cash flows forecast in real terms and discounted at a pre-tax rate of 8%. The IOC impairment provision in 2002 aligned the carrying value with the value negotiated between shareholders during that year as part of a financial restructuring exercise.
      A continuation of operating losses triggered an assessment of the recoverable amount of Tarong, one of the Group's coal mines in Australia. The value in use was based on cash flows forecast in real terms and discounted at a pre-tax rate of 8%.
     The carrying value of Argyle included goodwill and was therefore subject to annual impairment reviews. In the case of Argyle, impairment has occurred earlier than expected as a result of adverse changes in assumptions about future prices, capital and operating costs. The impairment provision included the elimination of the balance of Argyle's goodwill, which amounted to US$223 million. The value in use was based on cash flows forecast in real terms and discounted at a pre-tax rate of 8% which was the same as the discount rate used in the 2005 annual assessment.
      Against a background of adverse financial results, including limited production from the underground mine and the strengthening of the rand against the US dollar, an assessment of the recoverable amount of Palabora’s copper business was undertaken in the second half of 2004. This resulted in a provision for asset impairment of US$398 million (US$161 million after tax and outside shareholders’ interests) which aligned the balance sheet value of the assets with their recoverable amount, based on an assessment of fair value less costs to sell.
      In line with market practice, fair value was estimated using a discounted cash flow analysis. The price assumption for copper was based on prevailing market prices for the first two years and long term forecast prices thereafter. The Rand exchange rate was forecast principally based on an historical average. The cash flow forecasts were discounted at a pre-tax rate of nine percent.
      A detailed review of the mine plan and projected cash flows of the Colowyo coal business was undertaken in June 2004. This cash generating unit is part of RTEA. The review indicated that future operating and development costs would be substantially higher than previously expected. As a consequence, a provision for asset impairment of US$160 million was recognised (US$98 million of intangible assets and US$62 million of property, plant and equipment) based on an assessment of value in use. The pre-tax cash flows were estimated in real terms and discounted at five percent per annum. The major area of uncertainty affecting the write down related to the future operating and development costs of the Colowyo operation, which were estimated over the next 18 years.

6	SHARE OF PROFIT AFTER TAX OF EQUITY ACCOUNTED UNITS

	2006	2005	2004
	US$m	US$m	US$m

Sales revenue (a)	2,975	1,709	1,576
Operating costs	(771)	(504)	(739)

Profit before finance items and taxation	2,204	1,205	837
Exchange gains/(losses) on external net debt	3	(17)	4
Gain on currency and interest rate derivatives not qualifying for hedge accounting	—	—	1
Net interest payable	(45)	(40)	(46)
Amortisation of discount	(14)	(11)	(11)

Profit before tax	2,148	1,137	785

Taxation	(770)	(361)	(262)

Profit after tax (Rio Tinto share)	1,378	776	523

(a)	The sales revenue of equity accounted units excludes charges by jointly controlled entities to Rio Tinto Group subsidiaries.

Back to Contents

Notes to the 2006 Financial statements

7	INTEREST RECEIVABLE AND PAYABLE
		2006	2005	2004
	Note	US$m	US$m	US$m

Interest receivable and similar income from:
– Equity accounted units		27	19	18
– Other investments		69	55	7

		96	74	25
Other interest receivable		10	8	3

Total interest receivable		106	82	28

Interest payable and similar charges		(220)	(201)	(183)
Amounts capitalised	13	60	28	35

Total Interest payable		(160)	(173)	(148)

8	TAX ON PROFIT
		2006	2005	2004
		US$m	US$m	US$m

UK taxation (a)
Corporation tax at 30%
– Current		86	137	17
– Deduct: relief for overseas taxes		(72)	(134)	(15)
– Deferred		27	(22)	—

		41	(19)	2

Australian taxation
Corporation tax at 30%
– Current		1,517	1,026	508
– Deferred		(97)	30	(37)

		1,420	1,056	471

Other countries taxation (a)
– Current		896	684	169
– Deferred		16	93	(23)

		912	777	146

Total taxation charge		2,373	1,814	619

– Current		2,427	1,713	679
– Deferred	18	(54)	101	(60)

(a)	A benefit of US$335 million was recognised in 2006 (2005: US$20 million; 2004: US$15 million) for US AMT credits and operating losses that are expected to be recovered in future years. Of this benefit US$nil (2005: US$20 million; 2004: US$5 million) is included within 'UK taxation' and US$335 million (2005: US$nil; 2004: US$10 million) within 'Other countries'.

	2006	2005	2004
	US$m	US$m	US$m

Prima facie tax reconciliation
Profit before taxation	10,240	7,312	3,863
Deduct: share of profit after tax of equity accounted units	(1,378)	(776)	(523)

Parent companies' and subsidiaries' profit before tax	8,862	6,536	3,340
Prima facie tax payable at UK and Australian rate of 30%	2,659	1,961	1,002
Impact of items excluded in arriving at underlying earnings (e)	201	(102)	(309)
Other permanent differences
Additional recognition of deferred tax assets (b)	(335)	—	—
Utilisation of previously unrecognised deferred tax assets	(140)	(83)	(50)
Adjustments to deferred tax liabilities following changes in tax rates (c)	(46)	—	—
Other tax rates applicable outside the UK and Australia (d)	242	214	64
Resource depletion and other depreciation allowances	(187)	(164)	(87)
Research, development and other investment allowances	(21)	(21)	(7)
Other	—	9	6

Total taxation charge	2,373	1,814	619

(b)	The "Additional recognition of deferred tax assets" of US$335 million reflects improved prospects for future earnings from the Group's US operations
(c)	The "Adjustments to deferred tax liabilities following changes in tax rates", totalling US$46 million, result from a reduction in Canadian tax rates.
(d)	The tax reconciliations for all years analyse US tax on a regular tax basis. Previously, US taxes were analysed on an AMT basis. The presentation for 2005 and 2004 has been restated accordingly.

Back to Contents

Notes to the 2006 Financial statements

8	TAX ON PROFIT CONTINUED

(e)	An analysis of the impact on the tax reconciliation of items excluded in arriving at Underlying earnings is given below:

	2006	2005	2004
	US$m	US$m	US$m

Disposals of interests in businesses	—	(86)	(336)
Impairment charges and reversals	157	(1)	50
Adjustment to environmental remediation provision	(11)	(26)	—
Exchange gains / losses on external debt, intragroup balances and derivatives not designated as hedges	55	11	(23)

	201	(102)	(309)

(f)	This tax reconciliation relates to the parent companies and subsidiaries. The Group's share of profit of equity accounted units is net of tax charges of US$770 million (2005: US$361 million; 2004: US$262 million).

9	EARNINGS PER ORDINARY SHARE
	2006	2005	2004

Weighted average number of ordinary shares in issue (millions) (b)	1,333.4	1,364.1	1,379.2
Effect of dilutive securities (share options)	5.4	4.4	2.2

Diluted weighted average number of ordinary shares in issue (millions) (b)	1,338.8	1,368.5	1,381.4

Net earnings (US$m)	7,438	5,215	3,297

Basic earnings per share attributable to ordinary shareholders of Rio Tinto (US cents)	557.8	382.3	239.1
Diluted earnings per share attributable to ordinary shareholders of Rio Tinto (US cents)	555.6	381.1	238.7

Underlying earnings (US$m)	7,338	4,955	2,272

Basic underlying earnings per share attiributable to ordinary shareholders of Rio Tinto (US cents)	550.3	363.2	164.8
Diluted underlying earnings per share attributable to ordinary shareholders of Rio Tinto (US cents)	548.1	362.1	164.5

(a)	Underlying earnings per share are calculated from underlying earnings, detailed information on which is given in note 2.
(b)	The weighted average number of shares is calculated as the average number of Rio Tinto plc shares outstanding not held as treasury shares (1,047.7 million) plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc (285.7 million).

Back to Contents

Notes to the 2006 Financial statements

10	DIVIDENDS
	2006	2005	2004
	US$m	US$m	US$m

Rio Tinto plc previous year Final dividend paid	442	481	363
Rio Tinto plc previous year Special dividend paid	1,171	—	—
Rio Tinto plc Interim dividend paid	417	412	341
Rio Tinto Limited previous year Final dividend paid (b)	118	140	106
Rio Tinto Limited previous year Special dividend paid (b)	312	—	—
Rio Tinto Limited Interim dividend paid (b)	113	110	100

Dividends paid during the year	2,573	1,143	910

	2006		2005		2004		2006	2005	2004
	Dividends		Dividends		Dividends		Number	Number	Number
	per share		per share		per share		of shares	of shares	of shares
							(millions)	(millions)	(millions)

Rio Tinto plc previous year Final and Special (b)	85.24	p	23.94	p	18.68	p	1,063.9	1,068.0	1,066.7
Rio Tinto plc Interim (b)	21.42	p	21.75	p	17.54	p	1,042.7	1,069.3	1,067.5
Rio Tinto Limited previous year Final and Special – fully franked at 30% (b)	200.28	c	58.29	c	44.68	c	285.7	311.9	311.6
Rio Tinto Limited Interim – fully franked at 30% (b)	52.48	c	50.56	c	45.53	c	285.7	285.4	311.7

(a)	The dividends paid in 2006 are based on the following US cents per share amounts: 2005 final – 41.5 cents, 2005 special – 110 cents, 2006 interim – 40.0 cents (2005 dividends paid: 2004 final – 45.0 cents, 2005 interim – 38.5 cents; 2004 dividends paid: 2003 final – 34.0 cents, 2004 interim 32.0 cents).
(b)	The number of shares on which the Rio Tinto Limited dividends are based excludes those shares held by Rio Tinto plc, in order that the dividends shown represent those paid to public shareholders. The number of shares on which Rio Tinto plc dividends are based exclude those held as treasury shares.
(c)	In addition, the directors of Rio Tinto announced a final dividend of 64.0 cents per share on 1 February 2007. This is expected to result in payments of US$0.9 billion (Rio Tinto plc: US$0.7 billion, Rio Tinto Limited US$0.2 billion). The dividends will be paid on 13 April 2007 to Rio Tinto plc shareholders on the register at the close of business on 9 March 2007 and to Rio Tinto Limited shareholders on the register at the close of business on 14 March 2007.
(d)	The proposed Rio Tinto Limited dividends will be franked out of existing franking credits or out of franking credits arising from the payment of income tax during 2007.
(e)	The approximate amount of the Rio Tinto Limited consolidated tax group's retained profits and reserves that could be distributed as dividends and franked out of credits, that arose from net payments of income tax in respect of periods up to 31 December 2006 (after deducting franking credits expected to be utilised on the 2006 final dividend declared), is US$4,470 million.

Back to Contents

Notes to the 2006 Financial statements

11	GOODWILL
	2006	2005
	US$m	US$m

Net book value
At 1 January	1,020	1,075
Adjustment on currency translation	49	(46)
Additions	—	5
Disposals	(5)	—
Impairment charges	(223)	(14)

At 31 December	841	1,020

– cost	1,077	1,034
– accumulated impairment	(236)	(14)

At 1 January 2005

– cost		1,075
– accumulated impairment		—

Impairment Tests for Goodwill
Goodwill is reviewed annually for impairment. The amounts as at 31 December 2006 disclosed above include goodwil relating to Australian Iron Ore of US$394 million and goodwill of US$231 million relating to Rio Tinto Energy America (RTEA). Australian Iron Ore comprises the business units located in the Pilbara region of Western Australia that mine iron ore, namely Robe River and Hamersley Iron.
       The recoverable amounts of the goodwill relating to Australian Iron Ore and RTEA have been assessed by reference to value in use. The valuations are based on cash flow projections that incorporate best estimates of selling prices, ore grades, production rates, future capital expenditure and production costs over the life of each mine. In line with normal practice in the mining industry, the cash flow projections are based on long term mine plans covering the expected life of each operation. The projections therefore generally cover periods well in excess of five years.
      The valuations are particularly sensitive to changes in assumptions about selling prices, operating costs, exchange rates, and discount rates.
      Future selling prices and operating costs have been estimated in line with the policy in note 1(i). Long term average selling prices are forecast taking account of estimates of the costs of the producers in each industry sector. To the extent that future coal sales are subject to fixed price contracts, such contracted prices are used. Forecasts of operating costs are based on detailed mine plans which take account of all relevant characteristics of the ore body.
      Exchange rate assumptions are based on the spot rates as of the time of the annual goodwill impairment review. For the Australian dollar, an exchange rate US$0.76 was used.
      Discount rates represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Group's weighted average cost of capital is used as a start point for determining the discount rate with appropriate adjustments for the risk profile of the individual cash generating unit. Goodwill relating to Australian Iron Ore and RTEA has been reviewed applying a discount rate of 6.5% to the post-tax cash flows expressed in real terms.

Impact of Reasonably Possible Changes in Key Assumptions
Australian Iron Ore
It does not appear that any reasonably possible change in the key assumptions on which Australian Iron Ore's recoverable amount is based would cause its value to fall short of its carrying amount at 31 December 2006.

RTEA
The recoverable amount of goodwill relating to RTEA is similar to its carrying value at 31 December 2006. Thus, any significant adverse change in the valuation assumptions would cause its carrying value to exceed its recoverable amount.

Other
Under IAS 36, goodwill is no longer amortised but is reviewed annually for impairment. The Group's business relates to the mining and processing of finite resources and it is therefore likely that impairments of certain elements of the goodwill may occur at some stage in the future as resources are depleted. For this reason, the value of the goodwill related to RTEA is likely to fall short of its carrying value in the near future.

Back to Contents

Notes to the 2006 Financial statements

12	INTANGIBLE ASSETS
	Exploration	Other
	and	intangible	Total
Year ended 31 December 2006	evaluation (a)	assets (a)	US$m

Net book value
At 1 January 2006	113	107	220
Adjustment on currency translation	5	10	15
Expenditure during year	72	118	190
Amortisation for the year	—	(27)	(27)
Disposals, transfers and other movements	6	(20)	(14)

At 31 December 2006	196	188	384

– cost	196	310	506
– accumulated amortisation	—	(122)	(122)

	Exploration	Other
	and	intangible	Total
Year ended 31 December 2005	evaluation	assets	US$m

Net book value
At 1 January 2005	91	98	189
Adjustment on currency translation	(5)	(4)	(9)
Expenditure during year	38	29	67
Amortisation for the year	—	(19)	(19)
Disposals, transfers and other movements	(11)	3	(8)

At 31 December 2005	113	107	220

– cost	113	327	440
– accumulated amortisation	—	(220)	(220)

At 1 January 2005

– cost	91	305	396
– accumulated amortisation	—	(207)	(207)

(a)	All of the net book value is related to intangible assets with finite lives. The following useful lives have been determined for the classes of intangible assets:
Exploration and evaluation: useful life not determined until transferred to property, plant & equipment
Other intangible assets: 2 to 20 years
(b)	There are no intangible assets either pledged as security or held under restriction of title.
(c)	The estimated aggregate amortisation expense for each of the next five years is generally consistent with that recognised in 2006.

Exploration and evaluation expenditure
The charge for the year and the net amount of intangible assets capitalised during the year are as follows:

	2006	2005
	US$m	US$m

Cash expenditure in year (net of proceeds on disposal of undeveloped properties)	345	264
Changes in accruals (including non-cash proceeds on disposal of undeveloped properties)	(36)	24
Amount capitalised during year	(72)	(38)

Charge for year	237	250

Back to Contents

Notes to the 2006 Financial statements

13	PROPERTY, PLANT AND EQUIPMENT
	Mining	Land	Plant	Capital
	properties	and	and	works in	Total
Year ended 31 December 2006	and leases (a)	buildings	equipment	progress (g)	US$m

Net book value
At 1 January 2006	5,224	2,019	8,678	1,699	17,620
Adjustment on currency translation	261	88	411	105	865
Capitalisation of additional closure costs (note 26)	619	—	—	—	619
Interest capitalised (b)	5	—	3	52	60
Other additions	436	194	986	2,278	3,894
Depreciation for the year	(392)	(159)	(891)	—	(1,442)
Impairment reversals less charges	(166)	90	752	(2)	674
Disposals	(25)	(13)	(50)	(21)	(109)
Transfers and other movements (c)	165	321	950	(1,410)	26

At 31 December 2006	6,127	2,540	10,839	2,701	22,207

– cost	9,166	4,454	21,553	2,835	38,008
– accumulated depreciation	(3,039)	(1,914)	(10,714)	(134)	(15,801)

Fixed assets held under finance leases (d)	—	39	38	—	77
Other fixed assets pledged as security (e)	35	—	1,154	—	1,189

	Mining	Land	Plant	Capital
	properties	and	and	works in	Total
Year ended 31 December 2005	and leases (a)	buildings	equipment	progress (g)	US$m

Net book value
At 1 January 2005	5,195	2,048	7,854	1,624	16,721
Adjustment on currency translation	(206)	(43)	(306)	(52)	(607)
Capitalisation of additional closure costs (note 26)	346	—	—	—	346
Interest capitalised (b)	2	—	7	19	28
Other additions	206	60	577	1,650	2,493
Depreciation for the year	(406)	(109)	(800)	—	(1,315)
Impairment charges	—	(2)	—	—	(2)
Disposals	—	(7)	(39)	—	(46)
Transfers and other movements (c)	87	72	1,385	(1,542)	2

At 31 December 2005	5,224	2,019	8,678	1,699	17,620

– cost	7,686	3,824	19,382	1,838	32,730
– accumulated depreciation	(2,462)	(1,805)	(10,704)	(139)	(15,110)

At 1 January 2005

– cost	7,285	3,809	18,605	1,760	31,459
– accumulated depreciation	(2,090)	(1,761)	(10,751)	(136)	(14,738)

Fixed assets held under finance leases (d)	—	16	140	—	156
Other fixed assets pledged as security (e)	44	—	804	—	848

(a)	Mining properties include deferred stripping costs of US$778 million (2005: US$699 million).
(b)	Interest is capitalised at a rate based on the Group's cost of borrowing or at the rate on project specific debt, where applicable.
(c)	'Transfers and other movements' includes reclassifications between categories.
(d)	The finance leases under which these assets are held are disclosed in note 22.
(e)	Excludes assets held under finance leases. Fixed assets pledged as security represent amounts pledged as collateral against US$339 million (2005: US$354 million) of loans, which are included in note 21.
(f)	At 31 December, the net balance sheet amount for land and buildings includes amounts as follows:
		2006	2005
		US$m	US$m

	Freehold	2,445	1,889
	Long leasehold	92	128
	Short leasehold	3	2

		2,540	2,019

(g)	Accumulated depreciation on 'Capital works in progress' at 1 January 2005 relates to an impairment charge made in 2002.

Back to Contents

Notes to the 2006 Financial statements

14	INVESTMENTS IN EQUITY ACCOUNTED UNITS
	2006	2005
Summary balance sheet (Rio Tinto share)	US$m	US$m

Rio Tinto's share of assets
Non-current assets	3,654	3,248
Current assets	1,029	929

	4,683	4,177

Rio Tinto's share of liabilities
Current liabilities	(763)	(706)
Non-current liabilities and provisions	(1,685)	(1,642)

	(2,448)	(2,348)

Rio Tinto's share of net assets	2,235	1,829

(a)	Further details of investments in jointly controlled entities and associates are set out in notes 36 and 37.
(b)	At 31 December 2006, the quoted value of associates having shares listed on recognised stock exchanges was US$368 million (2005: no such associates).

15	NET DEBT OF EQUITY ACCOUNTED UNITS (EXCLUDING AMOUNTS DUE TO RIO TINTO)
		Rio Tinto		Rio Tinto
	Rio Tinto	share of	Rio Tinto	share of
	percentage	net debt	percentage	net debt
	2006	2006	2005	2005
	%	US$m	%	US$m

Jointly controlled entities
Minera Escondida Limitada	30.0	300	30.0	260
Queensland Alumina Limited (QAL)	38.6	44	38.6	106
Associates
Tisand (Pty) Limited	49.0	100	49.0	119
Port Waratah Coal Services	27.6	122	27.6	91
Other equity accounted units		(107)		(40)

		459		536

(a)	In accordance with IAS 28 and IAS 31, the Group includes its net investment in equity accounted units in its consolidated balance sheet. This investment is net of the Group's share of the net debt of such units, which is set out above.
(b)	Some of the debt of equity accounted units is subject to financial and general covenants.

Back to Contents

Notes to the 2006 Financial statements

16	INVENTORIES
	2006	2005
	US$m	US$m

Raw materials and purchased components	448	277
Consumable stores	581	428
Work in progress	459	553
Finished goods and goods for resale	1,151	931

	2,639	2,189

Comprising:
Expected to be used within one year	2,540	2,048
Expected to be used after more than one year	99	141

	2,639	2,189

(a)	No inventories were pledged as security for liabilities at 31 December 2006 or 2005.

17	TRADE AND OTHER RECEIVABLES
	Non-current	Current	Non-current	Current
	2006	2006	2005	2005
	US$m	US$m	US$m	US$m

Trade debtors	56	2,133	4	1,730
Amounts due from equity accounted units	—	156	1	95
Other debtors	35	479	21	546
Pension surpluses (note 46)	329	31	167	33
Prepayment of tolling charges to jointly controlled entities (a)	492	—	434	—
Other prepayments and accrued income	91	145	79	108
Provision for doubtful debts	(20)	(6)	(3)	(24)

	983	2,938	703	2,488

(a)	Rio Tinto Aluminium has made certain prepayments to jointly controlled entities for toll processing of bauxite and alumina. These prepayments will be charged to Group operating costs as processing takes place.
(b)	There is no material element of trade and other receivables that is interest bearing.

Back to Contents

Notes to the 2006 Financial statements

18	DEFERRED TAXATION
	2006	2005
	US$m	US$m

At 1 January	2,142	2,107
Adjustment on currency translation	97	(69)
(Credited)/charged to the income statement	(54)	101
Credited to SORIE (a)	(94)	(60)
Other movements (b)	23	63

At 31 December	2,114	2,142

Comprising:
– deferred tax liabilities (c)	2,339	2,197
– deferred tax (assets) (c)	(225)	(55)

Deferred tax balances for which there is a right of offset within the same jurisdiction are presented net on the face of the balance sheet as permitted by IAS12. The closing deferred tax liabilities and assets, prior to this offsetting of balances, are shown below.

	UK	Australian	Other	2006	2005
	tax	tax	countries'	Total	Total
			tax	US$m	US$m

Deferred tax liabilities arising from:
Accelerated capital allowances	2	1,422	1,757	3,181	2,096
Post retirement benefits	83	9	2	94	48
Unremitted earnings	—	—	226	226	219
Other temporary differences	3	118	—	121	388

	88	1,549	1,985	3,622	2,751

Deferred tax assets arising from:
Capital allowances	—	—	(100)	(100)	(51)
Provisions	(37)	(147)	(551)	(735)	(288)
Post retirement benefits	(18)	(2)	(265)	(285)	(118)
Tax losses	—	—	(301)	(301)	(50)
Other temporary differences	—	—	(87)	(87)	(102)

	(55)	(149)	(1,304)	(1,508)	(609)

(Credited)/charged to the income statement
Accelerated capital allowances	—	(63)	343	280	191
Provisions	(1)	9	(13)	(5)	(78)
Post retirement benefits	2	(1)	15	16	3
Tax losses	33	3	(316)	(280)	—
Tax on unremitted earnings	—	(2)	—	(2)	(1)
Other temporary differences	(7)	(43)	(13)	(63)	(14)

	27	(97)	16	(54)	101

(a)	The amounts credited directly to the SORIE relate to the provisions for tax on exchange differences on intra-group loans qualifying for reporting as part of the net investment in subsidiaries, on cash flow hedges and on actuarial gains and losses on pension schemes and post retirement healthcare plans.
(b)	'Other movements' include deferred tax recognised by subsidiary holding companies that is presented in these accounts as part of the tax charge on the profits of the equity accounted unit to which it relates.
(c)	The deferred tax liability of US$2,339 million (2005: US$2,197 million) includes US$1,764 million (2005: US$1,678 million) due in more than one year. The deferred tax asset of US$225 million (2005: US$55 million) includes US$139 million (2005 US$18 million) receivable in more than one year.
(d)	US$763 million (2005: US$1,399 million) of potential deferred tax assets have not been recognised as an asset in these accounts. There is no time limit for the recovery of these potential assets, the majority of which relate to capital losses, recovery of which depends on realisation of capital gains in future years.
(e)	Deferred tax is not recognised on the unremitted earnings of overseas subsidiaries and jointly controlled entities where the Group is able to control the timing of the remittance and it is probable that there will be no remittance in the foreseeable future. If these earnings were remitted, tax of US$1,711 million (2005: US$1,099 million) would be payable.
(f)	There is a limited time period for the recovery of US$nil (2005:US$5 million) of tax losses which have been recognised as deferred tax assets in the accounts.

Back to Contents

Notes to the 2006 Financial statements

19	OTHER FINANCIAL ASSETS
	Non-current	Current	Non-current	Current
	2006	2006	2005	2005
	US$m	US$m	US$m	US$m

Currency and commodity contracts: hedges	42	36	46	28
Derivatives and embedded derivatives not related to net
debt: non-hedge (a)	—	122	—	138
Derivatives related to net debt	3	352	254	62
US Treasury bonds	20	—	19	90
Equity shares and quoted funds	125	51	42	30
Other investments, including loans	184	—	92	183
Other liquid resources (non-cash equivalent)	—	6	—	5

	374	567	453	536

(a)	Non-hedge derivatives and embedded derivatives include amounts of US$82 million (2005: US$95 million) which mature beyond one year.
(b)	Detailed information relating to the interest and maturity profile of other financial assets is given in note 32.

20	CASH AND CASH EQUIVALENTS
	2006	2005
	US$m	US$m

Cash at bank and in hand	555	348
Short term bank deposits	181	2,031

	736	2,379

Bank overdrafts repayable on demand (unsecured)	(14)	(12)

Balance per Group cash flow statement	722	2,367

(a)	Cash and cash equivalents include US$55 million (2005: US$50 million) for which there are restrictions on remittances.
(b)	Additional information on cash and cash equivalents under US GAAP is given note 48 Reconciliation to US Accounting Principles.

Back to Contents

Notes to the 2006 Financial statements

21	BORROWINGS
		Non-current	Current	Non-current	Current
		2006	2006	2005	2005
	Note	US$m	US$m	US$m	US$m

Borrowings at 31 December
Bank loans		157	156	162	148
Other loans
Finance leases	22	96	25	93	19
Rio Tinto Finance (USA) Limited Bonds 5.75% 2006		—	—	—	502
Rio Tinto Finance (USA) Limited Bonds 2.625% 2008		586	—	581	—
Rio Tinto Finance (USA) Limited Bonds 7.125% 2013		100	—	100	—
Colowyo Coal Company L.P. Bonds 9.56% 2011		40	7	47	5
Colowyo Coal Company L.P. Bonds 10.19% 2016		100	—	100	—
European Medium Term Notes (a)		430	1,195	1,179	424
Other secured loans		241	7	233	2
Other unsecured loans		257	100	288	90

Total borrowings		2,007	1,490	2,783	1,190

(a)	The Group has a US$3 billion European Medium Term Note programme for the issuance of debt, of which approximately US$1.6 billion was drawn down at 31 December 2006.
(b)	Certain fixed rate borrowings shown above are swapped to floating rates. Details of interest rate and currency swaps and of available standby credit are shown in note 32.
(c)	Of the Group's US$3.5 billion borrowings, some US$0.7 billion relates to non-recourse borrowings that are the subject of various financial and general covenants with which the respective borrowers are in compliance as of 31 December 2006.

22	CAPITALISED FINANCE LEASES
	2006	2005
	US$m	US$m

Present value of minimum lease payments
Total minimum lease payments	141	118
Effect of discounting	(20)	(6)

	121	112

Maturity of capitalised finance leases
Due within one year	25	19
Between 1 year and 5 years	52	54
More than 5 years	44	39

	121	112

23	CONSOLIDATED NET DEBT
	2006	2005
	Net debt	Net debt
	US$m	US$m

Analysis of changes in consolidated net debt
Opening balance	(1,313)	(3,819)
Adjustment on currency translation	(56)	96
Exchange gains recognised in the income statement	38	13
Gains/(losses) on derivatives related to net debt	44	(85)
Cash flows excluding exchange movements	(1,146)	2,546
Other movements	(4)	(64)

Closing balance	(2,437)	(1,313)

Back to Contents

Notes to the 2006 Financial statements

23	CONSOLIDATED NET DEBT CONTINUED
	2006	2005
	Net debt	Net debt
	US$m	US$m

Reconciliation to balance sheet categories
Borrowings (note 21)	(3,497)	(3,973)
Bank overdrafts repayable on demand (note 20)	(14)	(12)
Cash and cash equivalents (note 20)	736	2,379
Other liquid resources (note 19)	6	5
Derivatives related to net debt (note 32)	332	288

Balances per above	(2,437)	(1,313)

	2006	2005
	US$m	US$m

Exchange gains/(losses) on external net debt and intragroup balances
Exchange gains on external net debt	38	13
Exchange (losses) on intragroup balances	(5)	(145)
Exchange gain on settlement of dividend	13	4

Credited/(charged) to income statement	46	(128)

(a)	Further information relating to the currency and interest rate exposures arising from net debt and related derivatives is given in note 32 on Financial Instruments.

24	TRADE AND OTHER PAYABLES
	Non-current	Current	Non-current	Current
	2006	2006	2005	2005
	US$m	US$m	US$m	US$m

Trade creditors	—	1,291	—	1,055
Amounts owed to equity accounted units	—	143	—	199
Other creditors (a)	190	212	123	281
Employee entitlements	—	187	—	167
Royalties and mining taxes	—	264	—	218
Accruals and deferred income	107	595	106	268
Government grants deferred	65	1	40	2

	362	2,693	269	2,190

(a)	'Other creditors' include deferred consideration of US$179 million (2005: US$179 million) relating to certain assets acquired. The deferred consideration is included at its net present value. The amortisation of the discount applied in establishing the net present value is treated as a finance cost. All other accounts payable and accruals are non-interest bearing.

25	OTHER FINANCIAL LIABILITIES
	Non-current	Current	Non-current	Current
	2006	2006	2005	2005
	US$m	US$m	US$m	US$m

Forward commodity contracts: hedges	214	162	93	57
Derivatives related to net debt	19	4	20	8
Other derivatives and embedded derivatives: non-hedge	—	27	—	21

	233	193	113	86

(a)	Detailed information relating to other financial liabilities is given in note 32.

Back to Contents

Notes to the 2006 Financial statements

26	PROVISIONS (NOT INCLUDING TAXATION)
	Pensions	Other	Close down	Other	2006	2005
	and post	employee	&		Total	Total
	retirement	entitlements	restoration/
	healthcare		environmental		US$m	US$m

At 1 January	996	328	2,693	169	4,186	3,943
Adjustment on currency translation	1	21	82	9	113	(86)
Amounts capitalised	—	—	619	—	619	346
Charged to profit:
– new provisions	—	17	—	8	25	72
– increases to existing provisions	97	86	92	2	277	223
– unused amounts reversed	—	(33)	(193)	(16)	(242)	(93)
Amortisation of discount	—	—	137	—	137	111
Utilised in year	(79)	(69)	(67)	(56)	(271)	(261)
Actuarial (gains) recognised in equity	(245)	—	—	—	(245)	(55)
Transfers and other movements	—	43	(4)	30	69	(14)

At 31 December	770	393	3,359	146	4,668	4,186

Balance sheet analysis:
Current					366	321
Non-current					4,302	3,865

Total					4,668	4,186

(a)	The main assumptions used to determine the provision for pensions and post retirement healthcare and other information, including the expected level of future funding payments in respect of those arrangements, are given in note 46.
(b)	The provision for other employee entitlements includes a provision for long service leave of US$86 million (2005: US$122 million), based on the relevant entitlements in certain Group operations.
(c)	The Group's policy on close down and restoration costs is described in note 1(k). Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the relevant operation. Remaining lives of mines and infrastructure range from 1 to over 50 years with an average, weighted by closure provision, of around 14 years (2005: 16 years). Although the ultimate cost to be incurred is uncertain, the Group's businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques. Provisions of US$3,359 million (2005: US$2,693 million) for close down and restoration costs and environmental clean up obligations include estimates of the effect of future inflation and have been adjusted to reflect risk.
These estimates have been discounted to their present value at approximately 5 per cent (2005: 5.5 per cent) per annum, being an estimate of the risk free pre-tax cost of borrowing. Excluding the effects of future inflation, but before discounting, this provision is equivalent to some US$4.7 billion (2005: US$4.0 billion).
(d)	Some US$50 million of environmental clean up expenditure is expected to take place within the next five years. The remainder includes amounts for the operation and maintenance of remediation facilities in later years. The provision for environmental clean up expenditure includes the issue described in (e) below.
(e)	In 1995, Kennecott Utah Copper ('KUC') agreed with the US Environmental Protection Agency ('EPA') and the State of Utah to complete certain source control projects and perform specific environmental studies regarding contamination of ground water in the vicinity of the Bingham Canyon mine. A remedial investigation and feasibility study on the South Zone ground water contamination, completed in March 1998, identified a range of alternative measures to address this issue. Additional studies were conducted to refine the workable alternatives. A remedial design document was completed in 2002. A joint proposal and related agreements with the State of Utah Natural Resource Damage Trustee, the State of Utah and the Jordan Valley Water Conservancy District were approved in 2004. KUC also anticipates entering into a formal agreement with the EPA in 2007, on the remedial action.
The provision was reduced by US$37 million during 2006 (2005: US$84 million) following a reassessment of the expected cost of remediation and the expected timing of the expenditure to reflect recent experience. The ultimate cost of remediation remains uncertain, being dependent on the responsiveness of the contamination to pumping and acid neutralisation.
(f)	Other provisions deal with a variety of issues and include US$22 million (2005: US$33 million) relating to amounts received from employees for accommodation at some sites which are refundable in certain circumstances.
(g)	Provisions for close down, restoration and environmental obligations increased by US$279 million (2005: US$207 million) as a result of a reduction in the discount rate. Of this amount, US$221 million (2005: US$172 million) is included in 'Amounts capitalised'.

Back to Contents

Notes to the 2006 Financial statements

27	SHARE CAPITAL - RIO TINTO PLC
	2006	2005	2006	2005
	Number (m)	Number (m)	US$m	US$m

Issued and fully paid up share capital
At 1 January	1,071.02	1,068.02	172	172
Ordinary shares issued (a)	1.27	3.00	—	—
Own shares purchased (b)	(0.80)	—	—	—
Special voting share of 10p (d)	1 only	1 only	—	—
DLC dividend share of 10p (d)	1 only	1 only	—	—

At 31 December	1,071.49	1,071.02	172	172

– shares repurchased and held in treasury (b)	47.82	2.60	—	—
– shares held by public	1,023.67	1,068.42	—	—

Unissued share capital
Ordinary shares of 10p each	349.74	350.21	51	51
Equalisation share of 10p (d)	1 only	1 only	—	—

Total authorised share capital	1,421.23	1,421.23	223	223

(a)	1,265,570 Ordinary shares were issued, and 1,117,021 Ordinary shares reissued from treasury during the year resulting from the exercise of options under Rio Tinto plc employee share option schemes at contracted prices between 808.8p and 1,925p (2005: 3,000,155 shares issued at prices between 809p and 1,459p).
(b)	At the 2006 annual general meeting, the shareholders renewed the general authority for the Company to buy back up to 10 per cent of its Ordinary shares of 10p each for a further period of 12 months. Rio Tinto is seeking renewal of this approval at its annual general meeting in 2007. During the year to 31 December 2006, 46,340,000 shares were bought back and held in treasury (2005: 2,600,000) at an average buy back price of £27.27 per share (2005: £22.47), and 800,000 (2005: nil) shares were bought back at an average buy back price of £27.36 (2005: nil) and cancelled. The total consideration paid was US$2,394 million (2005: US$103 million).
(c)	The aggregate consideration received for shares issued during 2006 was US$31 million (2005: US$66 million ). The aggregate consideration received for treasury shares reissued was US$24 million (2005: nil).
(d)	The 'Special Voting Share' was issued to facilitate the joint voting by shareholders of Rio Tinto plc and Rio Tinto Limited on Joint Decisions, following the DLC merger. Directors have the ability to issue an equalisation share if that is required under the terms of the DLC Merger Sharing Agreement. The 'DLC Dividend Share' was issued to facilitate the efficient management of funds within the DLC structure.
(e)	Information relating to share options and other share based incentive schemes is given in note 45 on share based payments.

Back to Contents

Notes to the 2006 Financial statements

28	SHARE CAPITAL - RIO TINTO LIMITED
	2006	2005	2006	2005
	Number (m)	Number (m)	US$m	US$m

Share capital account
At 1 January	285.75	311.90	1,019	1,133
Adjustment on currency translation			80	(65)
Own shares purchased (a)	—	(27.29)	—	(83)
Share issues (b)	—	1.14	—	34

At 31 December	285.75	285.75	1,099	1,019

Share capital held by Rio Tinto plc	171.07	171.07

Total share capital (c)	456.82	456.82

(a)	In May 2006, shareholders authorised Rio Tinto Limited to buy back ordinary shares during the following 12 months whether on market or via off-market buy back tenders, but only to the extent that such purchases would not exceed 28.5 million Rio Tinto Limited shares during that 12 month period. Rio Tinto Limited is also authorised to buy back Rio Tinto Limited shares held by Tinto Holdings Australia Pty Limited (a wholly owned subsidiary of Rio Tinto plc). Rio Tinto Limited is seeking renewal of these approvals at its annual general meeting in 2007.
No shares were bought back during the years to 31 December 2006. During the year to 31 December 2005, 27,294,139 shares were bought back via an off-market buy back tender at a buy back price of A$36.70 per share. The total consideration paid was US$774 million. Rio Tinto Limited also bought back 16,367,000 of its shares held by the above subsidiary of Rio Tinto plc at the same buy back price per share.
(b)	No new shares were issued during 2006. The aggregate consideration received for shares issued during 2005 was US$34 million.
(c)	Total share capital in issue at 31 December 2006 was 456.82 million plus one special voting share and one DLC dividend share (31 December 2005: 456.82 million plus one special voting share and one DLC dividend share . The 'Special Voting Share' was issued to facilitate the joint voting by shareholders of Rio Tinto Limited and Rio Tinto plc on Joint Decisions following the DLC merger. Directors have the ability to issue an equalisation share if that is required under the terms of the DLC Merger Sharing Agreement. The 'DLC dividend share' was issued to facilitate the efficient management of funds within the DLC structure.
(d)	Share options exercised during the year to 31 December 2006 under various Rio Tinto Limited employee share option schemes were satisfied by the on-market purchase of Rio Tinto Limited shares by a third party on the Group's behalf. During the year to 31 December 2005, 1,138,006 shares were issued, of which 1,130,211 resulted from the exercise of share options under share option schemes at contracted prices between A$20.37 and A$39.87 , and 7,795 from the vesting of shares under the Rio Tinto Mining Companies Comparative Plan.
(e)	Information relating to share options and other share based incentive schemes is given in note 45 on share based payments.

Back to Contents

Notes to the 2006 Financial statements

29	CHANGES IN EQUITY, SHARE PREMIUM AND RESERVES

	Attributable	Outside	Total
	to	Interests	Year ended
	shareholders		31 December
	of Rio Tinto		2006
Summary statement of changes in equity	US$m	US$m	US$m

Opening balance	14,948	791	15,739

Total recognised income for the year	8,514	468	8,982
Dividends (note 10)	(2,573)	(193)	(2,766)
Own shares purchased from Rio Tinto shareholders:
– Under capital management programme (a)	(2,658)	—	(2,658)
– To satisfy share options	(49)	—	(49)
Ordinary shares issued	31	—	31
Subsidiary company share issue	—	69	69
Employee share options charged to the income statement	23	—	23
Other movements	(4)	18	14

Closing balance	18,232	1,153	19,385

	Attributable	Outside	Total
	to	Interests	Year ended
	shareholders		31 December
	of Rio Tinto		2005
Summary statement of changes in equity	US$m	US$m	US$m

Opening balance	11,967	733	12,700

Total recognised income for the year	4,877	219	5,096
Dividends (note 10)	(1,143)	(169)	(1,312)
Own shares purchased from Rio Tinto shareholders:
– Under capital management programme	(877)	—	(877)
Ordinary shares issued	100	—	100
Subsidiary company share issue	—	4	4
Employee share options charged to the income statement	24	—	24
Other movements	—	4	4

Closing balance	14,948	791	15,739

(a)	Shares bought back include US$288 million in respect of a commitment entered into before the financial year end to purchase from a bank, Rio Tinto plc shares that the bank could buy in the market during the period up to the preliminary announcement of the Group's results, when the Group is unable to purchase its own shares.

Back to Contents

Notes to the 2006 Financial statements

29	CHANGES IN EQUITY, SHARE PREMIUM AND RESERVES CONTINUED

	2006	2005
	Total	Total
	US$m	US$m

Share premium account
At 1 January	1,888	1,822
Premium on issues of ordinary shares	31	66

At 31 December	1,919	1,888

Retained earnings
At 1 January	11,893	8,388
Parent and subsidiaries' profit for the year (a)	7,440	4,853
Equity accounted units' retained profit for the year	(2)	362
Actuarial gains	338	179
Dividends	(2,573)	(1,143)
Own shares purchased from Rio Tinto shareholders under capital management programme	(2,658)	(794)
Employee share options charged to income statement	12	13
Tax recognised directly in SORIE	(45)	35
Other movements	(4)	—

At 31 December	14,401	11,893

Hedging reserves (b)
At 1 January	(77)	29
Parent and subsidiaries' net cash flow hedge fair value losses	(178)	(122)
Equity accounted units' cash flow hedge fair value gains	—	6
Parent and subsidiaries' net cash flow hedge losses/(gains) transferred to the income statement	63	(18)
Equity accounted units' cash flow hedge losses transferred to the income statement	—	18
Tax on the above	59	10

At 31 December	(133)	(77)

Available for sale revaluation reserves (c)
At 1 January	20	70
Gains on available for sale securities	14	32
(Gains) on available for sale securities transferred to the income statement	(4)	(88)
Tax on the above	1	6

At 31 December	31	20

Other reserves (d)
At 1 January	42	31
Own shares purchased from Rio Tinto shareholders to satisfy share options	(49)	—
Employee share options: value of services	11	11
Tax on the above	4	—

At 31 December	8	42

Foreign currency translation reserve (e)
At 1 January	(9)	322
Currency translation adjustments	748	(411)
Exchange (losses)/gains	(8)	75
Currency translation reclassified on disposal	4	—
Tax on exchange adjustments	—	5

At 31 December	735	(9)

Total other reserves per balance sheet	641	(24)

(a)	Retained profit and movements in reserves of subsidiaries include those arising from the Group's share of proportionally consolidated units.
(b)	The hedging reserve records gains or losses on cash flow hedges that are recognised initially in equity, as described in note 1(p).
(c)	The available for sale revaluation reserves record fair value gains or losses relating to available for sale securities, as described in note 1(p).
(d)	Other reserves record the cumulative amount recognised in respect of options granted but not exercised to acquire shares in Rio Tinto Limited less, where applicable, the cost of shares purchased to satisfy share options exercised. The estimated effect of unexercised options to acquire shares in Rio Tinto plc are recorded in retained earnings.
(e)	Exchange differences arising on the translation of the Group's net investment in foreign controlled companies are taken to the foreign currency translation reserve, as described in note 1(d). Amounts are recognised in the income statement when the investment is disposed of.

Back to Contents

Notes to the 2006 Financial statements

30	PRIMARY SEGMENTAL ANALYSIS (BY PRODUCT GROUP)

	2006	2005	2004	2006	2005	2004
	%	%	%	US$m	US$m	US$m

Sales revenue
Iron ore	30.9	28.9	23.2	6,938	5,497	3,009
Energy	18.1	19.4	21.8	4,070	3,693	2,826
Industrial minerals	11.1	12.5	15.8	2,501	2,374	2,052
Aluminium	15.5	14.4	18.2	3,493	2,744	2,356
Copper	19.6	18.0	13.6	4,396	3,433	1,756
Diamonds	3.7	5.7	5.7	838	1,076	744
Other	1.1	1.1	1.7	229	216	211

Consolidated sales revenue	100.0	100.0	100.0	22,465	19,033	12,954

Consolidated profit before finance items and taxation
Iron ore	43.2	41.5	26.7	3,875	2,872	887
Energy (c)	9.0	15.4	13.7	807	1,067	455
Industrial minerals (c)	4.1	5.2	10.9	371	362	362
Aluminium	11.9	7.3	15.6	1,069	502	520
Copper (c),(d)	37.5	28.2	31.2	3,367	1,954	1,037
Diamonds	(0.2)	6.6	9.3	(15)	459	311
Exploration and evaluation	(2.1)	(2.7)	(3.5)	(188)	(193)	(114)
Other	(3.4)	(1.5)	(3.9)	(312)	(101)	(131)

Operating profit (segment result)	100.0	100.0	100.0	8,974	6,922	3,327

Share of profit after tax of equity accounted units
Copper				1,271	660	495
Other				107	116	28

Profit before finance items and taxation				10,352	7,698	3,850

Depreciation and amortisation (excluding share of equity accounted units)
Iron ore (c)	26.3	23.6	16.8	387	315	289
Energy (c)	20.1	20.9	24.6	295	279	423
Industrial minerals (c)	11.7	11.9	9.4	172	159	162
Aluminium	9.7	9.1	4.9	143	121	85
Copper (c)	20.1	18.8	35.1	295	251	603
Diamonds (c)	9.9	12.2	6.3	145	163	108
Exploration and evaluation	0.2	0.2	0.1	3	3	2
Other	2.0	3.3	2.8	29	43	47

Product group total	100.0	100.0	100.0	1,469	1,334	1,719

(a)	The product groups shown above reflect the Group's management structure and are the Group's primary segments in accordance with IAS14. The analysis deals with: the sales revenue, profit before finance costs and taxation, and depreciation and amortisation, for subsidiary companies and proportionally consolidated units. The amounts presented for each product group exclude equity accounted units, but include the amounts attributable to outside equity shareholders. The classification is consistent with the financial information by business unit data included on pages A-67 and A-68. However, that information includes the results of equity accounted units and presents different financial measures.
(b)	As detailed below, the analysis of profit before finance costs and taxation includes the profit on disposal of interests in businesses (including investments) and impairment (reversals)/charges, which are excluded from Underlying earnings.
(c)	The above analysis of depreciation and amortisation includes the following impairment reversals and charges.

	2006	2005	2004
	Total	Total	Total
	US$m	US$m	US$m

Impairment reversals less charges by product group
Iron Ore	298	—	—
Energy	(188)	(13)	(160)
Industrial Minerals	(7)	16	—
Copper	610	—	(398)
Diamonds	(317)	—	—

	396	3	(558)

(d)	For the year ended 31 December 2006, the operating profit of the Copper group included the benefit of an exceptional reduction in environmental provisions of US$37 million (2005: US$84 million; 2004: US$nil).

Back to Contents

Notes to the 2006 Financial statements

30	PRIMARY SEGMENTAL ANALYSIS (BY PRODUCT GROUP) CONTINUED

	2006	2005	2006	2005
	%	%	US$m	US$m

Segment Assets (subsidiaries and proportionally consolidated units)
Iron ore	33.8	29.5	10,151	7,228
Energy	16.5	18.5	4,965	4,542
Industrial minerals	12.0	13.1	3,589	3,216
Aluminium	12.9	13.6	3,863	3,341
Copper	16.0	14.7	4,814	3,597
Diamonds	5.6	7.0	1,671	1,703
Other	3.2	3.6	959	869

Product group total	100.0	100.0	30,012	24,496

Equity accounted units (a)
Copper	58.0	53.5	1,385	1,063
Aluminium	36.8	42.7	878	849
Other	5.2	3.8	123	76

Total	100.0	100.0	2,386	1,988

Deferred tax assets			225	55
Current tax recoverable			214	152
Pension surpluses			360	200
Derivative assets			555	528
Cash and liquid resources			742	2,384

Total assets			34,494	29,803

(a)	The analysis of the Group's investment in equity accounted units includes loans to equity accounted units, which are shown separately on the face of the balance sheet.

	2006	2005	2006	2005
	%	%	US$m	US$m

Segment Liabilities (subsidiaries and proportionally consolidated units)
Iron ore	21.1	20.0	(1,467)	(1,130)
Energy	21.3	25.9	(1,480)	(1,463)
Industrial minerals	8.0	9.6	(558)	(544)
Aluminium	10.7	10.9	(745)	(617)
Copper	23.8	21.4	(1,653)	(1,209)
Diamonds	4.6	4.4	(320)	(248)
Other	10.5	7.8	(730)	(438)

Total	100.0	100.0	(6,953)	(5,649)

Borrowings and bank overdrafts			(3,511)	(3,985)
Current tax payable			(1,110)	(1,038)
Deferred tax liabilities			(2,339)	(2,197)
Derivative liabilities			(426)	(199)
Post retirement benefit liabilities			(770)	(996)

Total liabilities			(15,109)	(14,064)

Back to Contents

Notes to the 2006 Financial statements

30	PRIMARY SEGMENTAL ANALYSIS (BY PRODUCT GROUP) CONTINUED

	2006	2005	2004	2006	2005	2004
	%	%	%	US$m	US$m	US$m

Capital additions (a)
Iron ore	48.4	44.0	37.3	2,303	1,291	1,039
Energy	12.4	20.6	11.5	591	604	321
Industrial minerals	8.4	8.5	8.8	400	249	245
Aluminium	5.3	5.0	22.9	253	147	640
Copper	15.9	11.5	9.3	758	337	259
Diamonds	6.0	6.5	8.5	288	192	236
Other	3.6	3.9	1.7	170	114	49

Total capital additions	100.0	100.0	100.0	4,763	2,934	2,789

			Note

Analysis of capital additions
Property, plant & equipment - cash expenditure				3,800	2,523	2,246
Capitalised closure costs and other provisions			13	619	346	268
Capitalised interest			13	60	28	35
Intangible assets - cash expenditure				192	67	13
Finance leases taken out				2	64	—
Movement in payables for capital expenditure				90	(94)	227

Capital additions per above				4,763	2,934	2,789

(a)	Capital additions represent the total cost incurred during the period to acquire the non-current assets shown above, measured on an accruals basis, in accordance with IAS 14. These figures exclude capital additions of equity accounted units.

Back to Contents

Notes to the 2006 Financial statements

31	SECONDARY SEGMENTAL ANALYSIS (BY GEOGRAPHICAL SEGMENT)

By destination

	2006	2005	2004	2006	2005	2004
	%	%	%	US$m	US$m	US$m

Gross sales revenue by destination (including share of equity accounted units)
North America (a)	21.9	21.7	24.7	5,575	4,499	3,588
Europe	17.2	20.5	20.6	4,378	4,260	2,991
Japan	19.6	19.1	17.9	4,986	3,954	2,597
China	16.0	15.0	10.1	4,062	3,112	1,471
Other Asia	13.5	12.8	13.1	3,438	2,663	1,906
Australia and New Zealand	5.8	6.7	8.5	1,477	1,400	1,235
Other	6.0	4.2	5.1	1,524	854	742

	100.0	100.0	100.0	25,440	20,742	14,530

Less: share of equity accounted units' sales revenue				(2,975)	(1,709)	(1,576)

Consolidated sales revenue				22,465	19,033	12,954

Consolidated sales revenue by destination
North America (a)	23.9	22.3	25.6	5,358	4,235	3,314
Europe	17.5	20.8	20.1	3,929	3,968	2,607
Japan	19.6	19.0	17.9	4,402	3,620	2,319
China	16.2	15.4	10.7	3,648	2,932	1,389
Other Asia	12.0	12.4	12.9	2,691	2,366	1,676
Australia and New Zealand	6.3	7.0	9.0	1,412	1,336	1,170
Other	4.5	3.1	3.8	1,025	576	479

Total	100.0	100.0	100.0	22,465	19,033	12,954

Gross sales revenue by country of origin (including share of equity accounted units)
North America (a)	29.6	30.8	31.5	7,529	6,397	4,571
Australia and New Zealand	49.9	51.2	48.3	12,703	10,613	7,023
South America	10.5	6.3	7.8	2,679	1,302	1,131
Africa	5.7	5.5	5.8	1,461	1,149	850
Indonesia	1.6	3.4	2.2	396	702	314
Europe and other countries	2.7	2.8	4.4	672	579	641

Total	100.0	100.0	100.0	25,440	20,742	14,530

Less: share of equity accounted units' sales revenue				(2,975)	(1,709)	(1,576)

Consolidated sales revenue				22,465	19,033	12,954

	Segment assets		Capital additions
	2006	2005	2006	2005	2004
	US$m	US$m	US$m	US$m	US$m

Assets and capital additions by location (excluding equity accounted units)
North America (a)	10,302	8,254	1,430	830	613
Australia and New Zealand	17,097	13,850	2,993	1,914	1,985
South America	151	126	19	37	21
Africa	1,168	1,014	204	62	54
Indonesia	605	679	49	68	59
Europe and other countries	1,049	773	68	23	57

	30,372	24,696	4,763	2,934	2,789

Investments in equity accounted units (b)
North America (a)	408	61
Australia and New Zealand	937	893
South America	993	1,000
Other countries	48	34

	2,386	1,988

Deferred tax assets	225	55
Current tax recoverable	214	152
Derivative assets	555	528
Cash and liquid resources	742	2,384

Total assets	34,494	29,803

(a)	The United States of America and Canada have been combined to form the 'North America' Geographical segment, having regard to the similarity of economic and political conditions in these countries.
(b)	This analysis of investments in equity accounted units represents the Group's share of net assets plus loans to equity accounted units, which are shown separately on the face of the balance sheet.

Back to Contents

Notes to the 2006 Financial statements

32	FINANCIAL INSTRUMENTS

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

Foreign exchange risk
Rio Tinto’s shareholders' equity, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s sales and the countries in which it operates. The US dollar, however, is the currency in which the great majority of the Group’s sales are denominated. Operating costs are influenced by the currencies of those countries where the Group’s mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian and Canadian dollars are the most important currencies (apart from the US dollar) influencing costs.
     Details of the derivative financial instruments entered into to manage the Group's exposure to currencies other than the US dollar are provided in note A below.
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
     The Group finances its operations primarily in US dollars, either directly or using currency swaps, and a substantial part of the Group's US dollar debt is located in subsidiaries having functional currencies other than the US dollar.
     The Group does not generally believe that active currency hedging would provide long term benefits to shareholders. Currency protection measures may be deemed appropriate in specific commercial circumstances and are subject to strict limits laid down by the Rio Tinto board. As set out in note A below, as at 31 December 2006 there were forward contracts to sell US$581 million (2005: US$512 million) in respect of future trading transactions. A significant part of the above hedge book was acquired with North Ltd. North held a substantial hedge book on acquisition which has been retained but is not being renewed as maturities occur.

Interest rate risk
Rio Tinto’s interest rate management policy is generally to borrow and invest cash at floating rates. Short term US dollar rates are normally lower than long term rates, resulting in lower interest costs to the Group. Furthermore, cyclical movements of interest rates tend to compensate in the long term, to an extent, for those of commodity prices. In some circumstances, an element of fixed rate funding may be considered appropriate. At the end of 2006, US$1.2 billion (2005: US$1.1 billion) of the Group’s debt was at fixed rates after taking into account interest rate swaps and finance leases. Based on the Group’s net debt at 31 December 2006, and with other variables unchanged, the approximate effect on the Group’s net earnings of a one percentage point increase in US dollar LIBOR interest rates would be a reduction of US$6 million (2005: US$4 million).

Commodity price risk
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits laid down by the Rio Tinto board and to rigid internal controls. Rio Tinto’s exposure to commodity prices is diversified by virtue of its broad commodity spread and the Group does not generally believe commodity price hedging would provide long term benefit to shareholders. During 2005, forward contracts to sell 509 million pounds of copper at a fixed rand price per pound were entered into as a condition of the refinancing of Palabora, for which cash flow hedge accounting is achieved (of which 420 million pounds remain at 31 December 2006).

Credit risk
No material exposure is considered to exist by virtue of the possible non-performance of the counterparties to financial instruments, other than trade and other receivables held by the Group.
     Given the large number of internationally dispersed customers the Group has limited concentration of credit risk, with regard to its trade and other receivables, which is closely monitored.

Back to Contents

Notes to the 2006 Financial statements

32	FINANCIAL INSTRUMENTS CONTINUED

Implementation of IAS 32 'Financial instruments: presentation and disclosure'
The Group implemented IAS 32 at 1 January 2005 without restatement of comparatives.

Implementation of IAS 39 'Financial instruments: recognition and measurement'
The Group implemented IAS 39 at 1 January 2005 without restatement of comparatives. For 2004, financial instruments were not marked to market except in the case of exchange rate derivatives that did not qualify as hedges under IAS 21.
     The adoption of IAS 39 resulted in a US$90 million increase in equity attributable to Rio Tinto shareholders at 1 January 2005. This was net of consequential increases in deferred tax liabilities of US$24 million, and outside equity shareholders' interests of US$19 million. This represented the net gain on the marking to market of qualifying hedges, embedded derivatives, available for sale investments and certain derivatives that did not qualify as hedges.
     The major balance sheet line items affected were financial assets: increase of US$287 million, financial liabilities: increase of US$66 million, and borrowings: increase of US$69 million. The net impact on other balance sheet items was a reduction in total assets of US$19 million.

Financial instrument disclosures
Except where stated, the information given below relates to the financial instruments of the parent companies and their subsidiaries and proportionally consolidated units, and excludes those of equity accounted units.
     Trade and other receivables/payables are included only in the currency analysis. The information is grouped in the following sections:

A	– Derivative financial instruments
B	– Reporting currencies and currency exposures
C	– Interest rates
D	– Liquidity
E	– Fair values

A)	DERIVATIVE FINANCIAL INSTRUMENTS
The Group's derivatives, including embedded derivatives, as at 31 December 2006, are summarised below:

a)	Forward contracts relating to trading transactions: designated as cash flow hedges

Assets (note 19)	Buy currency	Sell	Weighted	Total fair	Total fair
	amount	currency	average	value	value
		amount	rate	2006	2005
Buy Australian dollar; sell US dollar	A$m	US$m	A$/US$	US$m	US$m

Less than 1 year	151	92	0.61	26	19
1 to 5 years	246	148	0.60	36	39

	397	240	0.60	62	58
Commodity contracts				4	6

Total				66	64

The above currency forward contracts were acquired with companies purchased in 2000 and were entered into by those companies in order to reduce their exposure to the US dollar through forecast sales. The above commodity contracts have been entered into in order to reduce exposure to movements in the coal price.

Liabilities (note 25)	Sell	Sales	Total fair	Total fair
	million	price	value	value
	lbs of Cu	Rand/lb	2006	2005
Sell Copper			US$m	US$m

Less than 1 year	99.25	9.52	(149)	(45)
1 to 5 years	238.27	7.41	(184)	(57)
More than 5 years	82.60	7.14	(18)	(29)

			(351)	(131)
Other commodity contracts			(25)	(19)

Total			(376)	(150)

The above copper forward contracts were entered into as a condition of the refinancing of Palabora in 2005, and result in a reduction in the Group's exposure to movements in the copper price. Other commodity contracts have been entered into in order to reduce exposure to movements in the coal price.

Back to Contents

Notes to the 2006 Financial statements

32	FINANCIAL INSTRUMENTS CONTINUED

b)	Options relating to trading transactions: designated as cash flow hedges

Assets (note 19)	Buy	Sell	Weighted	Total	Total
	currency	currency	average	fair value	fair value
	amount	amount	strike	2006	2005
			rate
Bought A$ call options	A$m	US$m	A$/US$	US$m	US$m

Less than 1 year	94	66	0.70	8	3
1 to 5 years	59	42	0.71	4	7

	153	108	0.71	12	10

The above currency option contracts were acquired with companies purchased in 2000 and were entered into by those companies in order to reduce their exposure to the US dollar forecast sales.

Reconciliation to Balance Sheet categories

– non-current assets (note 19)	42	46
– current assets (note 19)	36	28

– current liabilities (note 25)	(162)	(57)
– non-current liabilities (note 25)	(214)	(93)

Total derivatives designated as cash flow hedges, detailed above	(298)	(76)

c)	Forward contracts relating to trading transactions: not designated as hedges

Assets	Buy	Sell	Weighted	Total fair	Total fair
	currency	currency	average	value	value
	amount	amount	rate	2006	2005
Buy New Zealand dollar; sell US dollar	NZ$m	US$m	NZ$/US$	US$m	US$m

Less than 1 year	130	58	0.45	32	29
1 to 5 years	390	175	0.45	75	89

	520	233	0.45	107	118

Commodity contracts				1	2
Embedded currency derivatives				10	13
Other currency forward contracts				4	5

Total assets relating to non hedge derivatives (note 19)				122	138

Liabilities

Commodity contracts				(1)	(9)
Embedded currency derivatives				(26)	(11)
Interest rate derivatives				—	(1)

Total liabilities relating to non hedge derivatives (note 25)				(27)	(21)

The above New Zealand dollar currency forward contracts were taken out to manage exposure on operating costs. These contracts are not designated as hedges as they are not located in the entities with the exposure.

Back to Contents

Notes to the 2006 Financial statements

32	FINANCIAL INSTRUMENTS CONTINUED

d)	Currency and interest contracts relating to non US dollar borrowings

	Buy		Sell	Weighted	Total fair	Total fair
	currency		currency	average	value	value
	amount		amount	exchange	2006	2005
Assets				rate	US$m	US$m

Buy Euro: sell US dollars			US$m
Less than 1 year	Euro 850m		781	1.09	338	229
Buy Japanese yen: sell US dollars
Less than 1 year	Yen 5 billion		41	122	1	2
1 to 5 years			—	—	—	4
Buy Sterling: sell US dollars
Less than 1 year	£15	m	23	0.65	6	47
1 to 5 years	£200	m	390	0.51	3	3
Buy Swiss francs: sell US dollars
Less than 1 year			—	—	—	3

Liabilities

Buy Japanese yen: sell US dollars
1 to 5 years	Yen 5 billion		46	109	(4)	(3)

Total currency swaps			1,281		344	285
– designated as hedges			1,171		341	229
– not designated as hedges			110		3	56

Interest contracts relating to borrowings: assets					7	28
Interest contracts relating to borrowings: liabilities					(19)	(25)

Total derivatives related to net debt					332	288

– non-current assets (note 19)					3	254
– current assets (note 19)					352	62
– current liabilities (note 25)					(4)	(8)
– non-current liabilities (note 25)					(19)	(20)

					332	288

These currency and interest rate contracts are used to fix the US dollar value of non US dollar denominated external debt and to convert certain fixed rate obligations to a floating rate. Contracts are not designated as fair value hedges where the financial instrument swaps the debt into a currency other than the functional currency of the individual entity that holds the debt.

Back to Contents

Notes to the 2006 Financial statements

32	FINANCIAL INSTRUMENTS CONTINUED

B)	CURRENCY EXPOSURES

a)	Currency exposures arising from the Group's financial assets and liabilities (excluding non debt derivatives)
Certain financial assets and liabilities are not held in the functional currency of the relevant subsidiary. This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that accounts for those assets and liabilities. These gains and losses are recorded in the Group income statement except to the extent that they can be taken to equity under the Group's accounting policy which is explained in note 1.

After taking into account relevant derivative instruments, almost all of the Group's net debt is either denominated in US dollars or in the functional currency of the entity holding the debt.

The tables below set out the currency exposures arising from each of net debt, intragroup balances and other financial assets and liabilities. These currency exposures are after taking into account the effect of currency swaps.

	Net debt:				Net debt:
	(before tax and minority interests)				(net of tax and minority interests)
	Currency of exposure				Currency of exposure
	United	Other	2006	2005	United	Other	2006
	States	currencies	Total	Total	States	currencies	Total
	dollar				dollar
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Functional currency of entity:
United States dollar	—	(7)	(7)	11	—	(5)	(5)
Australian dollar (a)	(746)	9	(737)	(1,279)	(516)	6	(510)
Canadian dollar (a)	(237)	2	(235)	(590)	(106)	1	(105)
South African rand	(48)	1	(47)	(62)	(19)	—	(19)
Other currencies	24	6	30	15	17	4	21

	(1,007)	11	(996)	(1,905)	(624)	6	(618)

Net debt denominated in subsidiaries' functional currencies			(1,441)	592

Net debt (note 23)			(2,437)	(1,313)

(a)	Of the US$746 million of US dollar denominated net debt in Australian functional currency companies, US$46 million has been swapped to US$. The underlying currency is 5 billion yen. Similarly, of the US$237 million of US dollar denominated net debt in Canadian functional currency companies, US$64 million has been swapped to US$. The underlying currencies are: £15 million and 5 billion yen.

	Intragroup debt:					Intragroup debt:
	(before tax and minority interests)					(net of tax and minority interests)
	Currency of exposure					Currency of exposure
	United	Other		2006	2005	United	Other		2006
	States	currencies		Total	Total	States	currencies		Total
	dollar					dollar
	US$m	US$m		US$m	US$m	US$m	US$m		US$m

Functional currency of entity:
United States dollar	—	2,739	*	2,739	220	—	2,747	*	2,747
Australian dollar	(2,254)	46		(2,208)	(2,157)	(1,522)	31		(1,491)
Canadian dollar	(355)	—		(355)	(432)	(245)	—		(245)
South African rand	(116)	(8)		(124)	(131)	(38)	(4)		(42)
Other currencies	(54)	29		(25)	(110)	(38)	20		(18)

Total	(2,779)	2,806		27	(2,610)	(1,843)	2,794		951

The above table deals with intragroup balances that give rise to exchange differences in the income statement. Other intragroup balances are in the functional currency of the entity or they are quasi-equity

*	These amounts relate to intragroup debt denominated in Australian dollars reported by subsidiaries with a US dollar functional currency. They are shown as positive balances because they have the effect of offsetting the exposures resulting from external and intragroup US dollar liabilities in Australian subsidiaries.

Back to Contents

Notes to the 2006 Financial statements

32	FINANCIAL INSTRUMENTS CONTINUED

b)	Currency exposures arising from the Group's net receivables and payables
The table below sets out the currency exposures arising from the Group's net receivables and payables, that are not denominated in the functional currency of the relevant subsidiary. Gains and losses resulting from such exposures are recorded in the income statement.

	Net receivables less payables				Net receivables less payables
	(before tax and minority interests)				(net of tax and minority interests)
	Currency of exposure				Currency of exposure
	United	Other	2006	2005	United	Other	2006
	States	currencies	Total	Total	States	currencies	Total
	dollar				dollar
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Functional currency of entity:
Australian dollar	793	1	794	592	487	1	488
Canadian dollar	179	12	191	162	86	8	94
South African rand	72	17	89	74	26	5	31
Other currencies	135	27	162	101	95	19	114

	1,179	57	1,236	929	694	33	727

Denominated in functional currencies of subsidiaries			(364)	(277)

Reconciliation to balance sheet categories

Net receivables less payables per above			872	652

– trade debtors (net of provision): non-current (note 17)			36	1
– trade debtors (net of provision): current (note 17)			2,127	1,706
– trade creditors: current (note 24)			(1,291)	(1,055)

C)	INTEREST RATES

i)	Interest bearing financial assets and financial liabilities
The interest rate composition of the Group's interest bearing financial assets and liabilities is shown below. This table deals with the carrying values of the financial instruments in the balance sheet, with the values of derivatives shown separately

At 31 December 2006

	Floating	Fixed interest rates Amounts falling due in:
	rate

		1 year or					5 years	Total
		less	1-2 years	2-3 years	3-4 years	4-5 years	or more	2006
		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Financial liabilities
Borrowings	(580)	(1,230)	(641)	(40)	(414)	(38)	(554)	(3,497)
Bank overdrafts	(14)	—	—	—	—	—	—	(14)
Interest rate swaps (a)	(1,753)	1,193	292	(122)	390	—	—	—
Derivatives related to net debt	(21)	—	—	(2)	—	—	—	(23)

	(2,368)	(37)	(349)	(164)	(24)	(38)	(554)	(3,534)

Financial assets
Loans to jointly controlled entities (b)	379	—	—	—	—	—	—	379
US Treasury bonds	—	20	—	—	—	—	—	20
Other investments	184	—	—	—	—	—	—	184
Derivatives related to net debt	355	—	—	—	—	—	—	355
Cash and cash equivalents and liquid resources	742	—	—	—	—	—	—	742

	1,660	20	—	—	—	—	—	1,680

(a)	These are the notional principal amounts which swap the fixed rate liabilities into floating rate, and certain floating rate swaps into fixed rate.
(b)	Loans to jointly controlled entities include amounts of US$228 million (2005: US$225 million), which are not expected to be repaid and so form part of the Group's net investment in the jointly controlled entity.
(c)	Interest rates on the great majority of the Group's floating rate financial liabilities and assets will have been reset within six months. The interest rates applicable to the Group's US dollar denominated floating rate financial liabilities and assets did not differ materially at the year end from the three month US dollar LIBOR rate of 5.36 per cent (2005: 4.5 per cent).
(d)	The above table excludes US$176 million (2005: US$72 million) of equity shares and quoted funds, which are not interest bearing.

Back to Contents

Notes to the 2006 Financial statements

32	FINANCIAL INSTRUMENTS CONTINUED

At 31 December 2005

	Floating	Fixed interest rates Amounts falling due in:
	rate

		1 year or	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
		less					or more	2005
		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Financial liabilities
Borrowings	(679)	(909)	(1,152)	(635)	(27)	(13)	(558)	(3,973)
Bank overdrafts	(12)	—	—	—	—	—	—	(12)
Interest rate swaps (a)	(2,213)	886	1,138	265	(76)	—	—	—
Derivatives related to net debt	(24)	—	—	(1)	(3)	—	—	(28)

	(2,928)	(23)	(14)	(371)	(106)	(13)	(558)	(4,013)

Financial assets
Loans to jointly controlled entities (b)	384	—	—	—	—	—	—	384
US Treasury bonds	—	109	—	—	—	—	—	109
Other investments	275	—	—	—	—	—	—	275
Derivatives related to net debt	316	—	—	—	—	—	—	316
Cash and cash equivalents and liquid resources	2,384	—	—	—	—	—	—	2,384

	3,359	109	—	—	—	—	—	3,468

(ii)	Fixed rate liabilities after swaps
Fixed rate liabilities not converted to floating rate by means of interest rate swaps are summarised below.

	Principal	Average	2006	Principal	Average	2005
		fixed	(Excess) of		fixed	Excess of
		rate	fair value		rate	fair value
			over			over
			principal			principal
Maturity	US$m	% p.a.	US$m	US$m	% p.a.	US$m

Less than 1 year	(37)	7.3	(3)	(23)	7.4	(3)
1 to 5 years	(575)	4.3	11	(504)	4.0	16
More than 5 years	(554)	6.0	(29)	(558)	6.3	(32)

Fixed rate liabilities	(1,166)	5.3	(21)	(1,085)	5.3	(19)

(a)	As a consequence of acquisitions during 2000, the Group holds a number of interest rate swaps to receive US$ floating rates and pay US$ fixed rate which have been included in the total of fixed rate liabilities shown above.
(b)	The Group has US$121 million of finance leases (2005: US$112 million), the largest of which has a principal of US$52 million, a maturity of 2018 and a floating interest rate.
(c)	The Group's fixed rate debt after interest rate swaps has a weighted average time to maturity of six years (2005: seven years).

(iii)	Fixed rate assets
Total fixed rate financial assets for the Group at 31 December 2006 were US$20 million, with a fair value of US$20 million (2005: US$109 million with a fair value of US$108 million). The average fixed rate per annum for 2006 was 5.1 per cent (2005: 3.5 per cent).

Back to Contents

Notes to the 2006 Financial statements

32	FINANCIAL INSTRUMENTS CONTINUED

D)	LIQUIDITY
The maturity profile of the Group's financial liabilities and financial assets, other than trade and other receivables and payables, is as follows:

	Borrowings	Derivatives	Other	Total	Total
	before	related to	financial	2006	2005
	swaps	net debt	liabilities	US$m	US$m

Financial liabilities
Within 1 year, or on demand	(1,504)	(3)	(213)	(1,720)	(1,373)
Between 1 and 2 years	(723)	(15)	(182)	(920)	(1,298)
Between 2 and 3 years	(107)	(2)	(79)	(188)	(762)
Between 3 and 4 years	(478)	(3)	(27)	(508)	(140)
Between 4 and 5 years	(68)	—	(25)	(93)	(80)
After 5 years	(631)	—	(56)	(687)	(710)

	(3,511)	(23)	(582)	(4,116)	(4,363)

	Cash and	Derivatives	Other	Total	Total
	liquid	related to	financial
	resources	net debt	assets	US$m	US$m

Financial assets
Within 1 year, or on demand	742	350	142	1,234	2,814
Between 1 and 2 years	—	—	152	152	411
Between 2 and 3 years	—	—	54	54	54
Between 3 and 4 years	—	5	42	47	44
Between 4 and 5 years	—	—	13	13	36
After 5 years	—	—	556	556	393

	742	355	959	2,056	3,752

As at 31 December 2006, a total of US$1,281 million after swaps (2005: US$1,255 million) is outstanding under the US$3 billion European Medium Term Notes facility, of which US$845 million after swaps (2005: US$331 million) is repayable within one year.

As at 31 December 2006, the Group had unutilised standby credit facilities totalling US$2.3 billion. These facilities, which are summarised below, are for back-up support for the Group’s commercial paper programmes and for general corporate purposes:

Back to Contents

Notes to the 2006 Financial statements

32	FINANCIAL INSTRUMENTS CONTINUED

Unutilised standby credit facilities	2006	2005
	US$m	US$m

Between 4 and 5 years	2,300	2,300

E)	FAIR VALUES
The carrying values and the fair values of Rio Tinto's financial instruments, other than trade and other receivables and payables, a 31 December are shown in the following table. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties. Where available, market values have been used to determine fair values. In other cases, fair values have been calculated using quotations from independent financial institutions, or by discounting expected cash flows at prevailing market rates. The fair values of cash, short term borrowings and loans to equity accounted units approximate to their carrying values, as a result of their short maturity or because they carry floating rates of interest

	2006		2005

	Carrying	Fair	Carrying	Fair
	value	value	value	value
	US$m	US$m	US$m	US$m

Primary financial instruments held or issued to finance the Group's operations:
US Treasury bonds (note 19)	20	20	109	108
Equity shares and quoted funds (note 19)	176	176	72	72
Other investments (note 19)	184	184	275	275
Cash and cash equivalent assets (note 20)	736	736	2,379	2,379
Other liquid resources	6	6	5	5
Short term borrowings and bank overdrafts	(1,504)	(1,507)	(1,202)	(1,205)
Medium and long term borrowings (note 21)	(2,007)	(2,025)	(2,783)	(2,799)
Loans to jointly controlled entities (Section C (i))	379	379	384	384
Deferred consideration (note 24)	(179)	(179)	(179)	(179)

	(2,189)	(2,210)	(940)	(960)

Derivative financial instruments held to manage interest rate and currency profile (excludes embedded derivatives):
Forward contracts: cash flow hedge (Section A (a))	(310)	(310)	(86)	(86)
Option contracts: cash flow hedge (Section A (b))	12	12	10	10
Forward contracts and embedded derivatives (Section A (c))	95	95	117	117
Currency swaps hedging non US dollar debt (Section A (d))	344	344	285	285
Interest rate swap agreements and options (Section A (d))	(12)	(12)	3	3

	(2,060)	(2,081)	(611)	(631)

Total per liquidity analysis (D)
– financial liabilities	(4,116)		(4,363)
– financial assets	2,056		3,752

	(2,060)		(611)

Back to Contents

Notes to the 2006 Financial statements

33	CONTINGENT LIABILITIES AND COMMITMENTS
	2006	2005
	US$m	US$m

Capital commitments (excluding those related to joint ventures and associates)
Contracted capital expenditure: property, plant and equipment	1,912	1,004
Other commitments	163	93

Capital commitments relating to joint ventures and associates (a)
Capital commitments incurred by the Group	155	7
Capital commitments incurred jointly with other venturers (Rio Tinto share)	183	218

Operating leases
The aggregate amount of minimum lease payments under non-cancellable operating leases are as follows:

	2006	2005
	US$m	US$m

Within 1 year	62	74
Between 1 and 5 years	123	95
After 5 years	242	29

	427	198

Unconditional purchase obligations
The aggregate amount of future payment commitments under unconditional purchase obligations outstanding at 31 December was:

	2006	2005
	US$m	US$m

Within 1 year	903	935
Between 1 and 2 years	713	691
Between 2 and 3 years	498	575
Between 3 and 4 years	343	438
Between 4 and 5 years	317	329
After 5 years	826	1,096

	3,600	4,064

Unconditional purchase obligations relate to commitments to make payments in the future for fixed or minimum quantities of goods or services at fixed or minimum prices. The future payment commitments set out above have not been discounted and mainly relate to commitments under 'take or pay' power and freight contracts. They exclude unconditional purchase obligations of jointly controlled entities apart from those relating to the Group's tolling arrangements.

	2006	2005
	US$m	US$m

Contingent liabilities (excluding those relating to joint ventures and associates)
Indemnities and other performance guarantees	79	61

Contingent liabilities relating to joint ventures and associates (a)
Share of contingent liabilities of joint ventures	5	4
Incurred in relation to interests in joint ventures	372	284
Incurred in relation to other venturers' contingent liabilities	45	35

(a)	Amounts disclosed include those arising as a result of the Group's investments in both jointly controlled assets and jointly controlled entities.
(b)	There are a number of legal claims currently outstanding against the Group. No material loss to the Group is expected to result from these claims.

Back to Contents

Notes to the 2006 Financial statements

34	AVERAGE NUMBER OF EMPLOYEES
		Subsidiaries and proportionally
		consolidated units
	2006	2005	2004

The principal locations of employment were:
Australia and New Zealand	11,636	9,927	9,065
North America	10,201	9,375	8,742
Africa	4,269	3,958	4,724
Europe	1,468	1,504	1,848
South America	874	834	1,361
Indonesia	1,969	1,920	2,265
Other countries	225	306	195

	30,642	27,824	28,200

		Equity accounted units
		(Rio Tinto share) (a)
	2006	2005	2004

The principal locations of employment were:
Australia and New Zealand	2,192	1,910	1,862
North America	311	257	246
Africa	521	494	441
Europe	507	529	671
South America	1,072	840	851
Indonesia	—	—	—
Other countries	—	—	155

	4,603	4,030	4,226

			Group Total
	2006	2005	2004

The principal locations of employment were:
Australia and New Zealand	13,828	11,837	10,927
North America	10,512	9,632	8,988
Africa	4,790	4,452	5,165
Europe	1,975	2,033	2,519
South America	1,946	1,674	2,212
Indonesia	1,969	1,920	2,265
Other countries	225	306	350

	35,245	31,854	32,426

(a)	Employee numbers, which represent the average for the year, include 100 per cent of employees of subsidiary companies. Employee numbers for proportionally consolidated and equity accounted units are proportional to the Group's interest. Average employee numbers include a part year effect for companies acquired or disposed of during the year.
(b)	Part-time employees are included on a full time equivalent basis. Temporary employees are included in employee numbers.
(c)	People employed by contractors are not included.

Back to Contents

Notes to the 2006 Financial statements

35	PRINCIPAL SUBSIDIARIES

At 31 December 2006

Company and country of	Principal activities	Class of	Proportion		Group
incorporation		shares held	of class held		interest
			%		%

Australia
Argyle Diamond Mines	Mining and processing of diamonds	(a)			100
Coal & Allied Industries Limited	Coal mining	Ordinary	75.71		75.71
Rio Tinto Aluminium (Holdings) Limited	Bauxite mining; alumina production; primary aluminium smelting	Ordinary	100		100
Dampier Salt Limited	Salt production	Ordinary	64.94		64.94
Energy Resources of Australia Limited	Uranium mining	Class A	68.39		68.39
Hamersley Iron Pty Limited	Iron ore mining	Ordinary	100		100
Queensland Coal Pty Limited (b)	Coal mining	Ordinary	100		100

Canada
Iron Ore Company of Canada Inc	Iron ore mining; iron ore pellets	Series A & E	58.72		58.72
QIT-Fer et Titane Inc	Titanium dioxide feedstock; high purity iron and steel	Common shares	100		100
		Class B preference shares	100		100

France
Talc de Luzenac S.A.	Mining, refining and marketing of talc	E 15.25	100		100

Indonesia
P.T. Kelian Equatorial Mining	Gold mining	Ordinary US$1	90		90

Namibia
Rössing Uranium Limited (c)	Uranium mining	‘B’N$1	71.16	}	68.58
		‘C’N10c	70.59

Papua New Guinea
Bougainville Copper Limited (d)	Copper and gold mining	Ordinary 1 Kina	53.58		53.58

South Africa
Palabora Mining Company Limited	Copper mining, smelting and refining	R1	72.03		57.67
Richards Bay Iron and Titanium	Titanium dioxide feedstock; high purity	R1	50.5		50
(Pty) Limited	iron

United States of America
Kennecott Holdings Corporation (including Kennecott Utah Copper, Kennecott Minerals, Kennecott Land and Kennecott Exploration)	Copper and gold mining, smelting and refining, land development and exploration activities	Common US$0.01	100		100
Rio Tinto Energy America Inc.	Coal mining	Common US$0.01	100		100
U.S. Borax Inc.	Mining, refining and marketing of borates	Common US$1	100		100

(a)	This entity is unincorporated.
(b)	Queensland Coal Pty Limited is the main legal entity that owns the assets of the Tarong mine and also owns the shares shown in note 38 of Hail Creek, Blair Athol and Kestrel.
(c)	The Group's shareholding in Rössing Uranium Limited carries 35.54 per cent of the total voting rights. Rössing is consolidated by virtue of Board control.
(d)	The results of Bougainville Copper Limited are not consolidated, see note 44.
(e)	The Group comprises a large number of companies and it is not practical to include all of them in this list. The list therefore only includes those companies that have a more significant impact on the profit or assets of the Group.
(f)	The Group's principal subsidiaries are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.
(g)	All companies operate mainly in the countries in which they are incorporated.

Back to Contents

Notes to the 2006 Financial statements

36	PRINCIPAL JOINTLY CONTROLLED ENTITIES

At 31 December 2006

Name and country of incorporation/operation	Principal activities	Number of	Class of	Proportion	Group
		shares held	shares held	of class held	interest
		by the Group		%	%

Australia
Boyne Smelters Limited	Aluminium smelting	153,679,560	Ordinary	59.4	59.4
Leichhardt Coal Pty. Limited (b)	Coal mining	20,115,000	Ordinary	44.7	44.7
Queensland Alumina Limited	Alumina production	854,078	Ordinary	38.6	38.6

Chile
Minera Escondida Limitada (c)	Copper mining and refining			30	30

New Zealand
New Zealand Aluminium Smelters Limited	Aluminium smelting	24,998,400	Ordinary	79.36	79.36

United Kingdom
Anglesey Aluminium Metal Limited	Aluminium smelting		Ordinary £1	51	51

United States of America
Decker	Coal mining		(d)		50

(a)	The Group has joint control of the above operations which, except as disclosed in note (d) below, are independent legal entities. It therefore includes them in its accounts using the equity accounting technique.
(b)	Leichhardt has a 31.4 per cent interest in the Blair Athol joint venture. As a result, the Group has a further beneficial interest of 14 per cent in addition to its direct interest of 57.2 per cent, which is owned via a subsidiary of Rio Tinto Limited. The Blair Athol joint venture is disclosed as a jointly controlled asset in note 38.
(c)	The year end of Minera Escondida is 30 June. However, the amounts included in the consolidated financial statements of Rio Tinto are based on accounts of Minera Escondida that are coterminous with those of the Group.
(d)	This operation is unincorporated. The joint venture agreement creates an arrangement that is similar in form to a partnership, and is therefore classified as a jointly controlled entity.
(e)	The Group comprises a large number of operations and it is not practical to include all of them in this list. The list therefore only includes those entities that have a more significant impact on the profit or operating assets of the Group.
(f)	The Group's principal jointly controlled entities are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.
(g)	All jointly controlled entities operate mainly in the countries in which they are incorporated.

37	PRINCIPAL ASSOCIATES

At 31 December 2006

Name and country	Principal activities	Number of	Class of	Proportion	Group
of incorporation/operation		shares held	shares held	of class held	interest
		by the Group		%	%

Canada
Ivanhoe Mines Ltd (a)	Copper and gold mining	37,089,883	Common	9.95	9.95

South Africa
Tisand (Pty) Limited	Ilmenite, rutile and zircon mining	7,353,675	R1	49.0	50.0

United States of America
Cortez	Gold mining		(b)		40

(a)	Ivanhoe Mines Ltd is accounted for as an associated company having regard to Rio Tinto's representation on its Board of Directors and on the technical committee that will be responsible for its Oyu Tolgoi project.
(b)	This operation is unincorporated.
(c)	The Group's principal associates are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.
(d)	The Group comprises a large number of operations and it is not practical to include all of them in this list. The list therefore only includes those entities that have a more significant impact on the profit or operating assets of the Group.
(e)	With the exception of Ivanhoe Mines Ltd, the core assets of which are located in Mongolia, all associates operate mainly in the countries in which they are incorporated.

Back to Contents

Notes to the 2006 Financial statements

38	PRINCIPAL JOINTLY CONTROLLED ASSETS AND OTHER PROPORTIONALLY CONSOLIDATED UNITS

At 31 December 2006
Name and country	Principal activities	Group
of operation		interest

Australia
Bengalla	Coal mining	30.3
Blair Athol Coal (b)	Coal mining	71.2
Hail Creek	Coal mining	82
Kestrel	Coal mining	80
Mount Thorley	Coal mining	60.6
Warkworth	Coal mining	42.1
Northparkes Mine	Copper/gold mining and processing	80
Gladstone Power Station	Power generation	42.1
Robe River Iron Associates	Iron ore mining	53
Hope Downs Joint Venture	Iron ore mining	50
HIsmelt®	Iron technology	60

Canada
Diavik	Mining and processing of diamonds	60

Indonesia
Grasberg expansion	Copper and gold mining	40

United States of America
Greens Creek	Silver, gold, zinc and lead mining	70.3

(a)	The Group comprises a large number of operations, and it is not practical to include all of them in this list. The list therefore only includes those proportionally consolidated units that have a more significant impact on the profit or operating assets of the Group.
(b)	The Group has a direct interest of 57.2 per cent in Blair Athol Coal, and an additional 14 per cent interest through its investment in Leichhardt Coal Pty Limited, which is disclosed as a jointly controlled entity in note 36.
(c)	The Group's proportionally consolidated units are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

Back to Contents

Notes to the 2006 Financial statements

39	SALES AND PURCHASES OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER INTERESTS IN BUSINESSES

2006 Acquisitions
Name of operation	Location	Principal activities	Ownership
			acquired	Date of
			%	acquisition

Associates
Ivanhoe Mines	Canada	Copper and gold mining	9.95	18 October 2006

Proportionally consolidated units
Hope Downs Joint Venture	Australia	Iron ore mining	50	16 March 2006

2006 Disposals
Name of operation	Location	Principal activities	Ownership	Date of
			disposed	disposal

Jointly Controlled Entities
Eurallumina SpA	Italy	Alumina production	56.16	2 November 2006

(a)	The aggregate profit on disposal of interests in businesses in 2006 was US$5 million (US$3 million net of tax). These gains have been excluded from Underlying earnings, as shown in note 2.
(b)	The Cash flow statement includes the following relating to acquisitions and disposals of interests in businesses:
	–	US$279 million in '(Acquisitions) / disposals of subsidiaries, joint ventures and associates', comprising US$303 million paid for acquisitions, net of US$24 million of disposal proceeds. In accordance with IAS 7, these proceeds were stated net of US$17 million cash and cash equivalents transferred on sale of subsidiaries.
	–	US$167 million included in 'purchase of financial assets'.
(c)	Non-cash disposal proceeds of US$23 million were received during the year.

2005 Disposals
Name of operation	Location	Principal activities	Ownership
			disposed	Date of
			%	disposal

Associates
Lihir Gold Limited	Papua New Guinea	Gold mining	14.46	30 November 2005

Other investments
Labrador Iron Ore Royalty
Income Fund	Canada	Investing	19	30 March 2005

(a)	The aggregate profit on disposal of interests in businesses in 2005 was US$322 million (US$311 million net of tax). These gains were excluded from underlying earnings.
(b)	The Cash flow statement included proceeds from disposals of interests in businesses as follows:
	–	US$323 million included in 'Disposals of subsidiaries, joint ventures and associates (less acquisitions)' which comprised
US$295 million in respect of associates and US$28 million in respect of subsidiaries.
	–	US$133 million included in 'sales of other financial assets'.

Back to Contents

Notes to the 2006 Financial statements

40	DIRECTORS' AND KEY MANAGEMENT REMUNERATION

Aggregate remuneration, calculated in accordance with the Companies Act 1985, of the directors of the parent companies was as follows:
	2006	2005	2004
	US$’000	US$’000	US$’000

Emoluments	9,569	7,523	9,992
Long term incentive plans	255	2,298	57

	9,824	9,821	10,049

Pension contributions: defined contribution plans	60	58	87

Gains made on exercise of share options	1,260	5,763	2,414

     For 2006, a total of US$3,576,100 (2005: US$8,024,100; 2004: US$4,190,900) was attributable to the highest paid director in respect of the aggregate amounts disclosed in the above table, including gains made on exercise of share options. The accrued pension lump sum entitlement for the highest paid director was US$12,124,400 (2005: US$712,100 annualised pension value; 2004: US$712,400 annualised pension value).
     The aggregate remuneration incurred by Rio Tinto plc in respect of its directors was US$7,151,400 (2005: US$12,270,000; 2004: US$7,756,000). There were no pension contributions made (2005 and 2004: no pension contributions).
     The aggregate remuneration, including pension contributions and other retirement benefits, incurred by Rio Tinto Limited in respect of its directors was US$3,992,900 (2005: US$3,372,000; 2004: US$4,794,000). The aggregate pension contribution to defined contribution plans was US$60,000 (2005: US$58,000; 2004: US$87,000 to defined contribution plans).
     During 2006, three directors (2005: three; 2004: four) accrued retirement benefits under defined benefit arrangements, and one director (2005: one; 2004: two) accrued retirement benefits under defined contribution arrangements.
     Emoluments included in the table above have been translated from local currency at the average rate for the year with the exception of bonus payments which, together with amounts payable under long term incentive plans, have been translated at the year end rate.
     More detailed information concerning directors’ remuneration, shareholdings and options is shown in the Remuneration report, including Tables 1 to 5, on pages 95 to 121.
     Aggregate compensation, representing the expense recognised under EU IFRS, of the Group's key management, including directors, was as follows:

	2006	2005	2004
	US$’000	US$’000	US$’000

Short-term employee benefits and costs	20,380	19,204	22,501
Post-employment benefits	3,444	2,325	2,354
Other long-term benefits	737	737	1,325
Termination benefits	—	1,129	—
Share-based payments	1,631	12,154	10,134

	26,192	35,549	36,314

The figures for 2005 and 2004 have been restated to include compensation for 2005 and 2004 of an individual who became part of the Group's key management in 2006.
     More detailed information concerning remuneration of key management is shown in the Remuneration report, including Tables 1 to 5, on pages 95 to 121.

Back to Contents

Notes to the 2006 Financial statements

41	AUDITORS' REMUNERATION
	2006	2005	2004
	US$m	US$m	US$m

Group Auditors' remuneration (a)
Audit services pursuant to legislation – fees payable
– the audit of the Group's annual accounts	2.8	2.0	1.5
– the audit of the accounts of the Group's subsidiaries (b)	8.0	6.3	5.0

	10.8	8.3	6.5
Other services
– other services supplied pursuant to legislation (c)	2.4	3.0	1.1
– taxation services (d)	0.8	1.6	1.8
– other services (e)	0.9	2.4	1.9

	4.1	7.0	4.8
Fees in respect of pension scheme audits	0.1	0.2	0.2

	15.0	15.5	11.5

Remuneration payable to other accounting firms (f)
Non-Audit Services
– the auditing of accounts of the Group's subsidiaries pursuant to legislation	0.3	0.2	0.4
– taxation services	2.8	3.1	3.0
– financial systems design and implementation	0.3	1.2	1.6
– internal audit	4.2	3.3	3.7
– litigation services	0.1	—	—
– other services (g)	7.1	9.7	2.4

	14.8	17.5	11.1
Fees in respect of pension scheme audits	0.2	—	—

	15.0	17.5	11.1

	30.0	33.0	22.6

Remuneration of auditors is required to be presented in accordance with the requirements of The Companies (Disclosure of Auditor Remuneration) Regulations 2005 ('the legislation') for the first time in 2006. Comparative amounts for 2005 and 2004 have been restated on this basis.

(a)	The remuneration payable to PricewaterhouseCoopers, the Group Auditors, is approved by the Audit committee. The committee sets the policy for the award of non-audit work to the auditors and approves the nature and extent of such work, and the amount of the related fees, to ensure that independence is maintained. The fees disclosed above consolidate all payments made to PricewaterhouseCoopers by the Companies and their subsidiaries, together with the Group's share of the payments made by proportionally consolidated units.
(b)	Fees payable for the 'audit of the accounts of the Group's subsidiaries pursuant to legislation' includes the statutory audit of subsidiaries and other audit work performed to support the audit of the Group financial statements.
(c)	'Other services supplied pursuant to legislation' primarily relates to preparatory work relating to compliance with the Sarbanes-Oxley Act.
(d)	'Taxation services' includes tax compliance and advisory services, involving the preparation or review of returns for corporation, income, sales and excise taxes; advice on acquisitions; advice on transfer pricing and, in 2005 and 2004, dealing with tax returns for expatriates.
(e)	'Other services' includes advice on accounting matters (including the IFRS restatement in 2005) and assurance services in relation to issues of loan notes.
(f)	'Remuneration payable to other accounting firms' does not include fees for similar services payable to suppliers of consultancy services other than accountancy firms.
(g)	'Other services' in respect of other accounting firms includes pension fund and payroll administration, advice on accounting matters, secondments of accounting firms' staff, forensic audit, advisory services in connection with Section 404 of the Sarbanes-Oxley Act and other consultancy.

Back to Contents

Notes to the 2006 Financial statements

42	RELATED PARTY TRANSACTIONS

Information about material related party transactions of the Rio Tinto Group is set out below:

Subsidiary companies and proportionally consolidated units
Details of investments in principal subsidiary companies are disclosed in note 35.
Information relating to proportionally consolidated units can be found in note 38.

Equity accounted units
Transactions and balances with equity accounted units are summarised below. Purchases relate largely to amounts charged by jointly controlled entities for toll processing of bauxite and alumina. Sales relate largely to charges for supply of coal to jointly controlled marketing entities for onsale to third party customers.

	2006	2005	2004
Income statement items	US$m	US$m	US$m

Purchases from equity accounted units	(1,364)	(1,259)	(1,078)
Sales to equity accounted units	1,497	1,296	692

Balance sheet items	US$m	US$m

Investments in equity accounted units (note 14)	2,235	1,829
Loans to equity accounted units	151	159
Loans from equity accounted units	(65)	(14)
Trade and other receivables: amounts due from equity accounted units (note 17)	648	530
Trade and other payables: amounts due to equity accounted units (note 24)	(143)	(199)

Cash flow statement items	US$m	US$m	US$m

(Funding of)/repayments from equity accounted units	(47)	17	9

Pension funds
Information relating to pension fund arrangements is disclosed in note 46.

Directors and key management
Details of directors' and key management remuneration are set out in note 40 and in the remuneration report on page xx to xx.

43	EXCHANGE RATES IN US$

The principal exchange rates used in the preparation of the 2006 financial statements are:
	Annual average			Year end
	2006	2005	2004	2006	2005	2004

Sterling	1.84	1.82	1.83	1.96	1.73	1.93
Australian dollar	0.75	0.76	0.73	0.79	0.73	0.78
Canadian dollar	0.88	0.83	0.77	0.86	0.86	0.83
South African rand	0.148	0.157	0.155	0.143	0.158	0.177

44	BOUGAINVILLE COPPER LIMITED ('BCL')

The Panguna mine remains shut down. Access to the mine site has not been possible and an accurate assessment of the condition of the assets cannot be determined. Considerable funding would be required to recommence operations to the level which applied at the time of the mine's closure in 1989 and these funding requirements cannot be forecast accurately. The directors do not have access to reliable, verifiable or objective information on BCL and the directors have therefore decided to exclude BCL information from the financial statements. BCL reported a net profit of US$1 million for the financial year (2005: US$nil; 2004: US$1 million). This is based upon actual transactions for the financial year.
      The aggregate amount of capital and reserves reported by BCL as at 31 December 2006 was US$129 million (2005: US$112 million). The Group owns 214,887,966 shares in BCL, representing 53.6 per cent of the issued share capital. The investment of US$195 million was fully provided against in 1991. At 31 December 2006, the number of shares in BCL held by the Group, multiplied by the share price, resulted in an amount of US$119 million.

Back to Contents

Notes to the 2006 Financial statements

45	SHARE BASED PAYMENTS

Rio Tinto plc and Rio Tinto Limited have a number of share-based payment plans, which are described in detail in the Remuneration Report. These plans have been accounted for in accordance with the fair value recognition provisions of IFRS 2, 'Share-based Payments', which means that IFRS 2 has been applied to all grants of employee share-based payments that had not vested as at 1 January 2004.
The compensation cost that has been recognised in income for Rio Tinto's share-based compensation plans, and related liabilities, are set out in the table below.

	Expense recognised for
	the period			Liability at end of period
	2006	2005	2004	2006	2005
	US$m	US$m	US$m	US$m	US$m

Equity-settled plans	25	26	31
Cash-settled plans	7	22	9	43	39

Total	32	48	40	43	39

Lattice-based option valuation model
The fair value of share options is estimated as at the date of grant using a lattice-based option valuation model. The significant assumptions used in the valuation model are disclosed below. Expected volatilities are based on the historical volatility of Rio Tinto's share returns under the UK and Australian listings. Historical data were used to estimate employee turnover rates within the valuation model. Under the Share Option Plans, it is assumed that after options have vested, 20 per cent p.a. of participants will exercise their options when the market price is at least 20 per cent above the exercise price of the option. Participants in the Share Savings Plans are assumed to exercise their options immediately after vesting. The implied lifetime of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate used in the valuation model is equal to the yield available on UK and Australian zero-coupon government bonds (for plc and Limited options respectively) at the date of grant with a term equal to the expected term of the options.

Summary of options outstanding
A summary of the status of the Companies' fixed share option plans at 31 December 2006, and changes during the year ended 31 December 2006, is presented below.

	Number	Weighted	Weighted	Aggregate	Aggregate
		average	average	intrinsic	intrinsic
		exercise	remaining	value	value
		price	contractual
			life	2006	2005
Options outstanding at 31 December 2006			(years)	US$'m	US$'m

Rio Tinto plc share savings plan £8 - £21	1,497,463	14.26	2.1	37	41
Rio Tinto plc share option plan £8 - £27.25	5,185,847	16.33	6.8	110	142
Rio Tinto Limited share savings plan A$25 - A$57	2,748,026	36.00	2.3	83	78
Rio Tinto Limited share option plan A$23 - A$72	3,540,588	43.53	6.9	86	95

				316	356

Options exercisable at 31 December 2006

Rio Tinto plc share savings plan £12 - £18	84,150	12.64	0.0	2	—
Rio Tinto plc share option plan £8 - £18	2,363,000	12.84	5.3	67	62
Rio Tinto Limited share option plan A$23 - A$40	1,531,393	34.02	5.2	49	36

				118	98

As at 31 December 2006 and 2005 there were no options exercisable under the Rio Tinto Limited share savings plan.

Share Savings Plans
Awards under these plans are settled in equity and accounted for accordingly. The fair value of each award on the day of grant was estimated using a lattice-based option valuation model, including allowance for the exercise price being at a discount to market price. The key assumptions used in the valuation are noted in the following table.

	Risk-free	Expected	Dividend	Turnover	Implied
	interest	volatility	yield	rates	lifetime
	rate
	%	%	%	%	(years)

Awards made in 2006
– Rio Tinto plc	4.7-4.9	34.0	1.7	10.0	2.0-5.2
– Rio Tinto Limited	5.6-5.7	27.0	1.5	10.0	3.2-5.2

Back to Contents

Notes to the 2006 Financial statements

45	SHARE BASED PAYMENTS CONTINUED

Rio Tinto plc – share savings plan

	2006	2006	2005	2005	2004	2004
	Number	Weighted	Number	Weighted	Number	Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
		£		£		£

Options outstanding at 1 January	1,624,492	11.84	1,709,069	10.11	1,995,504	8.63
Granted	323,256	20.72	393,275	16.64	412,785	11.40
Forfeited	(35,953)	14.06	(32,350)	10.25	(121,112)	9.64
Exercised	(376,802)	9.59	(334,750)	9.32	(527,641)	5.74
Cancellations	(25,097)	12.38	(70,027)	10.98	(15,773)	10.09
Expired	(12,433)	11.72	(40,725)	9.13	(34,694)	8.41

Options outstanding at 31 December	1,497,463	14.26	1,624,492	11.84	1,709,069	10.11

Weighted average grant-date fair value of
options granted during the year (£)		7.93		8.09		5.48
Share price at date of grant for options
granted during the year (£)		24.63		22.34		15.00
Estimated weighted average share price of
options exercised during the year (£)		27.86		16.95		14.73

Rio Tinto Limited – share savings plan
	2006	2006	2005	2005	2004	2004
	Number	Weighted	Number	Weighted	Number	Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
		A$		A$		A$

Options outstanding at 1 January	2,786,301	30.56	2,680,986	27.18	2,415,421	26.71
Granted	494,141	56.80	707,144	40.92	547,052	29.04
Forfeited	(81,201)	30.85	(49,532)	27.31	(254,478)	26.72
Exercised	(414,201)	25.65	(407,195)	27.82	(27,009)	27.13
Cancellations	(36,936)	30.94	(131,498)	27.34	—	—
Expired	(78)	25.57	(13,604)	27.86	—	—

Options outstanding at 31 December	2,748,026	36.00	2,786,301	30.56	2,680,986	27.18

Weighted average grant-date fair value of
options granted during the year (A$)		23.56		21.62		14.10
Share price at date of grant for options
grant for options granted during the year (A$)		69.25		56.50		38.85
Estimated weighted average share price of
options exercised during the year (A$)		74.16		43.83		36.32

Share option plans
The Group has a policy of settling these awards in equity, although the directors at their discretion can offer a cash alternative. The awards are accounted for in accordance with the requirements applying to equity-settled share-based payment transactions. The performance conditions in relation to Total Shareholder Return have been incorporated in the measurement of fair value for these awards by modelling the correlation between Rio Tinto's TSR and that of the index. The relationship between Rio Tinto's TSR and the index was simulated many thousands of times to derive a distribution which, in conjunction with the lattice-based option valuation model, was used to determine the fair value of the options. The key assumptions are noted in the following table.

	Risk-free	Expected	Dividend	Turnover	Implied
	interest	volatility	yield	rates	lifetime
	rate
	%	%	%	%	(years)

Awards made in 2006
– Rio Tinto plc	4.3	33.0	1.7	3.0	5.8
– Rio Tinto Limited	5.4	26.0	1.5	3.0	6.8

Back to Contents

Notes to the 2006 Financial statements

45	SHARE BASED PAYMENTS CONTINUED

A summary of the status of the Companies' performance-based share option plans at 31 December 2006, and changes during the year ended 31 December 2006, is presented below.
Rio Tinto plc – share option plan
	2006	2006	2005	2005	2004	2004
	Number	Weighted	Number	Weighted	Number	Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
		£		£		£

Options outstanding at 1 January	6,290,155	13.45	8,053,292	12.33	7,662,925	11.93
Granted	931,418	27.11	979,593	18.26	1,134,053	13.29
Forfeited	(63,713)	25.16	(71,312)	14.96	(159,423)	13.09
Exercised	(1,972,013)	11.95	(2,671,418)	11.80	(584,263)	8.69

Options outstanding at 31 December	5,185,847	16.33	6,290,155	13.45	8,053,292	12.33

Weighted average fair value of options
granted during the year (£)		7.40		4.09		2.81
Share price at date of grant for options
granted during the year (£)		26.89		18.25		12.76
Estimated weighted average share price
of options exercised during the year (£)		29.01		20.37		15.22

In addition to the equity-settled share option plan grants shown above there were 118,125 cash-settled share option plan awards outstanding as at 31st December 2006. The total liability for these awards as at 31st December 2006 was US$1 million.

Rio Tinto Limited – share option plan
	2006	2006	2005	2005	2004	2004
	Number	Weighted	Number	Weighted	Number	Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
		A$		A$		A$

Options outstanding at 1 January	3,959,472	36.17	4,073,599	34.24	3,602,137	33.58
Granted	716,318	71.06	669,731	47.04	796,683	34.41
Forfeited	(89,041)	53.64	(48,880)	37.60	(128,613)	34.91
Exercised	(1,043,766)	33.65	(734,978)	35.30	(196,608)	22.25
Expired	(2,395)	39.87	—	—	—	—

Options outstanding at 31 December	3,540,588	43.53	3,959,472	36.17	4,073,599	34.24

Weighted average fair value of options
granted during the year (A$)		17.09		8.93		6.17
Share price at date of grant for options
granted during the year (A$)		70.85		46.89		33.17
Estimated weighted average share price
of options exercised during the year (A$)		76.64		49.86		38.28

In addition to the equity-settled share option plan grants shown above there were 57,396 cash-settled share option plan awards outstanding as at 31st December 2006. The total liability for these awards as at 31st December 2006 was US$2 million.

Share Ownership Plan
The fair values of awards of Matching and Free Shares made by Rio Tinto are taken to be the market value of the shares on the date of purchase. These awards are settled in equity. The total fair value of shares awarded during the year was £988,000 (2005: £877,000; 2004: £873,000).

Mining Companies Comparative Plan
Awards under this plan are accounted for in accordance with the requirements applying to cash-settled share-based payment transactions. If any awards are ultimately settled in shares, the liability is transferred direct to equity as the consideration for the equity instruments issued. The grant date fair value of the awards is taken to be the market value of the shares at the date of award reduced by 50 per cent for anticipated relative TSR performance. In addition, for the valuations after 2005 the market value is reduced for non-receipt of dividends between measurement date and date of vesting (excluding post-2003 awards for Executive Directors and Product Group CEOs). Forfeitures are assumed prior to vesting at three per cent p.a. of outstanding awards. In accordance with the method of accounting for cash settled awards, fair values are subsequently remeasured each year to reflect the number of awards expected to vest based on the current and anticipated TSR performance.

Back to Contents

Notes to the 2006 Financial statements

45	SHARE BASED PAYMENTS CONTINUED

A summary of the status of the Companies' performance-based share plans at 31 December 2006, and changes during the year, is presented below.

Rio Tinto plc – mining companies comparative plan
	2006	2006	2005	2005	2004	2004
	Number	Weighted	Number	Weighted	Number	Weighted
		average		average		average
		fair value		fair value		fair value
		at grant		at grant		at grant
		date		date		date
		£		£		£

Nonvested shares at 1 January	2,276,511	6.62	1,819,497	6.20	1,212,085	5.77
Awarded	850,126	9.02	891,010	7.03	922,534	6.45
Forfeited	(60,826)	8.18	(21,532)	6.78	(41,805)	6.28
Failed performance conditions	(233,843)	6.20	(343,731)	5.59	(102,513)	5.12
Vested	(54,594)	6.22	(68,733)	6.04	(170,804)	5.12

Nonvested shares at 31 December	2,777,374	7.36	2,276,511	6.62	1,819,497	6.20

Weighted-average share price at vesting (£)		28.67		17.59		14.41

		£'000s		£'000s		£'000s

Total fair value of shares issued in
settlement of shares vested during the year		529		134		208
Total cash payments made in settlement
of shares vested during the year		1,035		258		2,252
Total cash payments made in settlement
of shares vested during previous years		1,374		—		—

Rio Tinto Limited – mining companies comparative plan
	2006	2006	2005	2005	2004	2004
	Number	Weighted	Number	Weighted	Number	Weighted
		average		average		average
		fair value		fair value		fair value
		at grant		at grant		at grant
		date		date		date
		A$		A$		A$

Nonvested shares at 1 January	1,510,846	17.27	1,129,237	16.11	721,094	15.00
Granted	646,637	23.59	588,483	18.15	603,686	16.44
Forfeited	(83,092)	19.90	(12,337)	17.35	(25,270)	16.44
Failed performance conditions	(146,738)	16.84	(176,741)	13.21	(63,869)	12.51
Vested	(30,645)	16.84	(17,796)	13.41	(106,404)	12.51

Nonvested shares at 31 December	1,897,008	19.35	1,510,846	17.27	1,129,237	16.11

Weighted-average share price at vesting (A$)		71.65		43.89		35.83

		A$000's		A$'000s		A$' 000s

Total fair value of shares issued in settlement
of shares vested during the year		1,136		342		2,032
Total cash payments made in settlement
of shares vested during the year		1,060		394		1,780

Back to Contents

Notes to the 2006 Financial statements

46	POST RETIREMENT BENEFITS

Description of plans
The Group operates a number of pension and post-retirement healthcare plans around the world. Some of these plans are defined contribution and some are defined benefit, with assets held in separate trustee administered funds. Valuations of these plans are produced and updated annually to 31 December by independent qualified actuaries.

Pension plans
The majority of the Group's pension obligations are in the UK, US, Canada and Australia.
      In the UK, the main pension arrangement is the Rio Tinto Pension Fund, a funded tax-approved plan. The plan has defined benefit and defined contribution sections; the defined benefit section of the plan gives benefits related to final average pay and was closed to new entrants on 1 April 2005. New employees are admitted to the defined contribution section.
      In Australia, the Rio Tinto Staff Superannuation Fund is the only significant plan. This plan principally contains defined contribution liabilities but also has defined benefit liabilities. The defined benefits are linked to final average pay and are typically paid in lump sum form.
      A number of defined benefit pension plans are sponsored by the US and Canadian entities, typically with separate provision for salaried and hourly paid staff. Benefits for salaried staff include benefits linked to final average pay and benefits determined according to an accumulated cash balance. Benefits for hourly paid staff are reviewed in negotiation with unions.
      The Group also operates a number of unfunded defined benefit plans, which are included in the figures below.

Post retirement healthcare plans
Certain subsidiaries of the Group, mainly in the US and Canada, provide health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependants. Eligibility for cover is dependent upon certain age and service criteria. These arrangements are unfunded.

Plan assets
The proportions of the total fair value of assets in the pension plans for each asset class at the balance sheet date were:

	2006	2005

Equities	67.2%	66.4%
Bonds	25.2%	24.5%
Property	4.3%	2.8%
Other	3.3%	6.3%

	100.0%	100.0%

     The plans do not invest directly in property occupied by the Group or in the Group's own financial instruments.

Main assumptions (rates per annum)
The main assumptions for the valuations of the plans are set out below:

					Other
					(mainly
	UK	Australia (a)	US	Canada	Africa) (b)

At 31 December 2006
Rate of increase in salaries	5.1%	5.1%	3.9%	3.8%	6.8%
Rate of increase in pensions	3.1%	3.1%	—	—	4.8%
Discount rate	5.2%	5.0%	5.9%	5.0%	7.4%
Inflation	3.1%	3.1%	2.4%	2.3%	4.8%

At 31 December 2005
Rate of increase in salaries	4.8%	4.8%	3.9%	4.3%	6.5%
Rate of increase in pensions	2.8%	2.8%	—	—	4.5%
Discount rate	4.8%	4.4%	5.6%	4.8%	7.3%
Inflation	2.8%	2.8%	2.4%	2.6%	4.5%

(a)	The discount rate assumed for Australia is after tax.
(b)	The assumptions vary by location for the 'Other' plans. Assumptions shown are for Southern Africa.

The main financial assumptions used for the healthcare plans, which are predominantly in the US, were: discount rate: 5.8%
(2005: 5.6%), medical trend rate: 8.2% reducing to 5.2% by the year 2011 broadly on a straight line basis (2005: 9.4%, reducing to 4.9% by the year 2011), claims cost based on individual company experience.

For both the pension and healthcare arrangements the post-retirement mortality assumptions allow for future improvements in mortality. The mortality tables used for the main arrangements imply that a male aged 60 at the balance sheet date has an expected future lifetime of 24 years (2005: 24 years).

Back to Contents

Notes to the 2006 Financial statements

46	POST RETIREMENT BENEFITS CONTINUED

					Other
					(mainly
	UK	Australia	US	Canada	Africa) (a)

Long term rate of return expected at 1 January 2006
Equities	7.3%	6.8%	6.9%	7.1%	9.0%
Bonds	4.3%	4.6%	4.9%	4.3%	7.3%
Property	5.7%	5.6%	5.7%	5.6%	8.2%
Other	4.0%	3.2%	3.4%	3.6%	5.5%
Long term rate of return expected at 1 January 2005
Equities	7.9%	7.2%	7.7%	7.7%	9.0%
Bonds	4.8%	4.7%	5.1%	5.1%	8.5%
Property	6.2%	5.9%	6.3%	6.3%	8.8%
Other	4.5%	3.2%	3.7%	4.0%	5.0%

(a)	The assumptions vary by location for the 'Other' plans. Assumptions shown are for Southern Africa.

The expected rate of return on pension plan assets is determined as management's best estimate of the long term returns of the major asset classes – equities, bonds, property and other – weighted by the actual allocation of assets among the categories at the measurement date. The expected rate of return is calculated using geometric averaging. The expected rates of return shown have been reduced to allow for plan expenses including, where appropriate, taxes incurred within pension plans on investment returns.

     The sources used to determine management's best estimate of long term returns are numerous and include country-specific bond yields, which may be derived from the market using local bond indices or by analysis of the local bond market, and country-specific inflation and investment market expectations derived from market data and analysts' or governments' expectations as applicable.

Total expense recognised in the income statement
			2006	2005	2004
	Pension	Other	Total	Total	Total
	benefits	benefits	US$m	US$m	US$m

Current employer service cost for Defined Benefits ("DB")	(93)	(9)	(102)	(90)	(80)
Current employer service cost for Defined Contribution benefits within DB plans	(74)	—	(74)	(69)	(53)
Current employer service cost for Defined Contribution plans	(21)	—	(21)	(13)	(11)
Interest cost	(288)	(26)	(314)	(308)	(286)
Expected return on assets	326	—	326	306	263
Past service cost	(6)	(1)	(7)	(1)	(19)
Gains on curtailment and settlement	3	—	3	8	35

Total expense	(153)	(36)	(189)	(167)	(151)

The above expense is included as an employee cost within net operating costs.

Total amount recognised in the Statement of Recognised Income and Expense

	2006	2005	2004
	US$m	US$m	US$m

Actuarial gain/(loss)	373	178	(203)

Cumulative amount recognised in the Statement of Recognised Income and Expense at 31 December	348	(25)	(203)

Surpluses/(deficits) in the plans
The following amounts were measured in accordance with IAS 19:

			2006	2005	2004
	Pension	Other	Total	Total	Total
	benefits	benefits	US$m	US$m	US$m

Total fair value of plan assets	6,031	—	6,031	5,115	4,777
Present value of obligations – funded	(5,847)	—	(5,847)	(5,315)	(5,118)
Present value of obligations – unfunded	(136)	(461)	(597)	(596)	(649)

Present value of obligations – Total	(5,983)	(461)	(6,444)	(5,911)	(5,767)

Unrecognised past service cost	—	3	3	—	—

Aggregate surplus/(deficit) to be shown in the balance sheet	48	(458)	(410)	(796)	(990)

Comprising:
– Deficits	(312)	(458)	(770)	(996)	(1,069)

– Surpluses	360	—	360	200	79

Net surpluses/(deficits) on pension plans	48		48	(324)	(450)
Unfunded post retirement healthcare obligation		(458)	(458)	(472)	(540)

The surplus amounts shown above are included in the balance sheet as Trade and Other Receivables. Deficits are included within Provisions.

Back to Contents

Notes to the 2006 Financial statements

46	POST RETIREMENT BENEFITS CONTINUED

Contributions to plans
Contributions to pension plans totalled US$172 million (2005: US$192 million; 2004: US$162 million). These contributions include US$12 million (2005: US$8 million; 2004: US$7 million) for plans providing purely defined contribution benefits. These contributions are charged against profits, and are included in the figures for "current employer service cost" shown above. In addition, contributions of US$14 million (2005: US$12 million; 2004: US$11 million) were made to 401k plans in the US.
      In addition, contributions of US$9 million (2005: US$5 million; 2004: US$4 million) were made to an industry-wide arrangement that is principally defined contribution in nature.
      Contributions for other benefits totalled US$19 million (2005: US$26 million; 2004: US$26 million).
      Contributions to pension plans for 2007 are estimated to be around US$8 million higher than for 2006. Healthcare plans are unfunded and contributions for future years will be equal to benefit payments and therefore cannot be predetermined.

Movements in the present value of the defined benefit obligation and in the fair value of assets
The amounts shown below include, where appropriate, 100 per cent of the costs, contributions, gains and losses in respect of employees who participate in the plans and who are employed in operations that are proportionally consolidated or equity accounted. Consequently, the costs, contributions, gains and losses do not correspond directly to the amounts disclosed above in respect of the Group. Pure defined contribution plans and industry-wide plans are excluded from the movements below.

			2006	2005
	Pension	Other	Total	Total
	benefits	benefits	US$m	US$m

Change in present value of obligation:
Present value of obligation at start of the year	(5,439)	(472)	(5,911)	(5,767)
Current employer service cost	(197)	(9)	(206)	(174)
Interest cost	(288)	(26)	(314)	(308)
Contributions by plan participants	(113)	—	(113)	(35)
Experience gain/(loss)	(98)	9	(89)	139
Changes in actuarial assumptions gain/(loss)	105	19	124	(180)
Benefits paid	342	19	361	348
Inclusion/removal of arrangements	42	—	42	—
Past service cost	(6)	(4)	(10)	(1)
Settlement gains	—	—	—	8
Curtailment gains	3	—	3	—
Currency exchange rate (loss)/gain	(334)	3	(331)	59

Present value of obligation at end of the year	(5,983)	(461)	(6,444)	(5,911)

Gains and losses on obligations

	2006	2005	2004

Experience gains and (losses): (i.e. variances between the estimate of obligations and the subsequent outcome) (Loss)/gain (US$m)	(89)	139	(148)
As a percentage of the present value of the obligations	-1%	2%	-3%

Change in assumptions gain/(loss) (US$m)	124	(180)	(429)

			2006	2005
	Pension	Other	Total	Total
	benefits	benefits	US$m	US$m

Change in plan assets:
Fair value of plan assets at the start of the year	5,115	—	5,115	4,777
Expected return on plan assets	326	—	326	306
Actuarial gain on plan assets	338	—	338	223
Contributions by plan participants	113	—	113	35
Contributions by employer	170	19	189	207
Benefits paid	(342)	(19)	(361)	(348)
Inclusion/removal of arrangements	(41)	—	(41)	—
Assets refunded to the employer	—	—	—	(12)
Currency exchange rate gain/(loss)	352	—	352	(73)

Fair value of plan assets at the end of the year	6,031	—	6,031	5,115

Actual return on plan assets			664	529

	2006	2005	2004

Difference between the expected and actual return on plan assets:
Gain (US$m)	338	223	387
As a percentage of plan assets	6%	4%	8%

Back to Contents

Notes to the 2006 Financial statements

46	POST RETIREMENT BENEFITS CONTINUED

Post-retirement healthcare – sensitivity to changes in assumptions
An increase of 1 per cent in the assumed medical cost trend rates would increase the aggregate of the current service cost and interest cost components of the post-retirement healthcare expense by US$6m (2005 and 2004: US$6m), and increase the benefit obligation for these plans by US$73m (2005: US$67m; 2004: US$66m). A decrease of 1 per cent in the assumed medical cost trend rates would decrease the aggregate of the current service cost and interest cost components of the post-retirement healthcare expense by US$5m (2005 and 2004: US$5m), and decrease the benefit obligation for these plans by US$62m (2005: US$56m; 2004: US$54m).

Back to Contents

Notes to the 2006 Financial statements

47	RIO TINTO FINANCIAL INFORMATION BY BUSINESS UNIT

	Rio Tinto		Gross sales revenue			EBITDA			Net earnings
	interest		(a)			(b)			(c)
			2006	2005	2004	2006	2005	2004	2006	2005	2004
	%		US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Iron Ore
Hamersley (inc. HIsmelt®)	100.0		4,416	3,387	1,858	2,594	1,924	772	1,660	1,219	430
Robe River	53.0		1,379	1,113	614	902	726	318	461	362	130
Iron Ore Company of Canada	58.7		1,051	954	428	441	451	55	145	148	4
Rio Tinto Brasil	100.0		92	43	109	27	1	31	13	(7)	1

			6,938	5,497	3,009	3,964	3,102	1,176	2,279	1,722	565

Energy
Rio Tinto Energy America	100.0		1,428	1,197	1,125	302	257	298	177	135	180
Rio Tinto Coal Australia	(d	)	2,344	2,302	1,585	920	1,067	536	490	572	236
Rössing	68.6		229	163	124	71	24	8	27	2	(4)
Energy Resources of Australia	68.4		239	205	174	79	94	70	17	24	19

			4,240	3,867	3,008	1,372	1,442	912	711	733	431

Industrial Minerals			2,623	2,487	2,126	624	563	554	243	187	243
Aluminium	(e	)	3,493	2,744	2,356	1,365	855	688	746	392	331

Copper
Kennecott Utah Copper	100.0		2,829	2,141	1,091	2,103	1,436	498	1,804	1,037	311
Escondida	30.0		2,575	1,239	1,003	2,105	1,014	699	1,250	602	406
Freeport	(h	)	—	—	43	—	—	7	—	—	(4)
Grasberg joint venture	(f	)	373	657	159	258	436	98	122	232	32
Palabora	57.7		588	371	305	203	77	(20)	52	19	(21)
Kennecott Minerals	100.0		277	256	263	139	119	130	105	73	82
Northparkes	80.0		437	175	85	346	109	43	229	57	25
Other copper			—	—	84	—	—	48	—	—	29

			7,079	4,839	3,033	5,154	3,191	1,503	3,562	2,020	860

Diamonds
Argyle	100.0		345	572	322	167	252	102	64	117	40
Diavik	60.0		460	460	420	297	334	316	131	143	147
Murowa	77.8		33	44	2	19	31	1	10	21	1

			838	1,076	744	483	617	419	205	281	188

Other Operations			229	232	254	39	81	122	33	40	56

			25,440	20,742	14,530	13,001	9,851	5,374	7,779	5,375	2,674

Other items						(289)	(329)	(291)	(261)	(202)	(205)
Exploration and evaluation						(188)	(190)	(142)	(163)	(174)	(128)
Net interest									(17)	(44)	(69)

Underlying earnings						12,524	9,332	4,941	7,338	4,955	2,272
Items excluded from Underlying earnings						42	407	1,170	100	260	1,025
Less: share of equity accounted units sales revenue			(2,975)	(1,709)	(1,576)

Total			22,465	19,033	12,954	12,566	9,739	6,111	7,438	5,215	3,297

Depreciation and amortisation in subsidiaries (i)						(1,509)	(1,334)	(1,171)
Impairment reversals less charges						396	3	(548)
Depreciation and amortisation in equity accounted units						(275)	(281)	(228)
Taxation and finance items in equity accounted units						(826)	(429)	(314)

Profit on ordinary activities before finance costs and tax						10,352	7,698	3,850

(a)	Gross sales revenue includes 100 per cent of subsidiaries' sales revenue and the Group's share of the sales revenue of equity accounted units.
(b)	EBITDA of subsidiaries and the Group's share of equity accounted units represents profit before: tax, net finance items, depreciation and amortisation.
(c)	Net earnings represent profit after tax for the year attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to equity accounted units include interest charges and amortisation of discount. Earnings attributed to business units exclude amounts that are excluded in arriving at Underlying earnings.
(d)	Includes Rio Tinto's 75.7 per cent interest in Coal & Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto.
(e)	Includes Rio Tinto's interests in Anglesey Aluminium (51 per cent) and Rio Tinto Aluminium (100 per cent).
(f)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(g)	Business units have been classified according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but exceptions exist. For example, the Copper group includes certain gold operations.
(h)	On 30 March 2004, Rio Tinto sold its 13.1 per cent shareholding in Freeport-McMoRan Copper & Gold Inc. The sale of the shares does not affect the terms of the Grasberg joint venture.

Back to Contents

Notes to the 2006 Financial statements

47	RIO TINTO FINANCIAL INFORMATION BY BUSINESS UNIT CONTINUED

	Capital expenditure (i)			Depreciation &amortisation (j)			Operating assets (k)			Employees

	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Iron Ore
Hamersley (inc. HIsmelt®)	1,696	935	757	231	174	158	4,321	2,555	2,234	4,161	2,926	2,581
Robe River	104	160	109	90	89	83	1,593	1,487	1,640	678	553	527
Iron Ore Company of Canada	151	98	51	58	47	41	651	451	521	1,886	1,752	1,528
Rio Tinto Brasil	18	36	18	8	5	7	97	81	50	522	449	975

	1,969	1,229	935	387	315	289	6,662	4,574	4,445	7,247	5,680	5,611

Energy
Rio Tinto Energy America	262	204	162	116	85	86	1,097	908	810	2,297	1,958	1,771
Rio Tinto Coal Australia	251	171	73	170	164	167	1,397	1,147	1,282	2,462	2,228	1,999
Rössing	38	3	2	6	16	15	68	66	40	936	831	814
Energy Resources of Australia	31	34	7	32	40	35	201	180	179	366	330	273

	582	412	244	324	305	303	2,763	2,301	2,311	6,061	5,347	4,857

Industrial Minerals	360	235	248	189	172	173	2,682	2,311	2,209	6,744	6,698	6,575

Aluminium	236	242	505	266	274	190	3,607	3,361	3,521	4,347	4,296	4,077

Copper
Kennecott Utah Copper	295	164	69	151	136	90	1,789	1,144	1,075	1,744	1,571	1,418
Escondida	155	229	113	96	69	54	792	812	594	1,072	840	851
Freeport	—	—	—	—	—	3	—	—	—	—	—	—
Grasberg joint venture	45	45	30	43	35	43	412	321	397	1,781	1,729	1,783
Palabora	18	17	30	40	32	41	104	226	360	1,811	1,796	1,734
Kennecott Minerals	111	34	36	26	32	27	198	129	135	409	388	372
Northparkes	16	12	34	48	33	10	89	152	177	182	174	193
Other copper	—	—	14	—	—	13	—	—	—	—	—	274

	640	501	326	404	337	281	3,384	2,784	2,738	6,999	6,498	6,625

Diamonds
Argyle	120	77	89	68	78	44	405	523	632	772	817	809
Diavik	105	121	49	109	79	64	639	548	574	430	362	377
Murowa	4	5	14	4	5	—	12	14	16	152	81	76

	229	203	152	181	162	108	1,056	1,085	1,222	1,354	1,260	1,262

Other Operations	48	31	19	3	34	47	551	167	179	365	223	1,587

	4,064	2,853	2,429	1,754	1,599	1,391	20,705	16,583	16,625	33,117	30,002	30,594

Other items	174	45	(1)	30	16	556	(36)	(322)	(939)	2,128	1,852	1,832
Less: equity accounted units	(322)	(382)	(213)	(275)	(281)	(228)

Total	3,916	2,516	2,215	1,509	1,334	1,719	20,669	16,261	15,686	35,245	31,854	32,426

Less: net debt							(2,437)	(1,313)	(3,809)

Rio Tinto shareholders' equity							18,232	14,948	11,877

(i)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment and intangible assets other than exploration. The details provided include 100 per cent of subsidiaries' capital expenditure and Rio Tinto's share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.
(j)	Depreciation figures include 100 per cent of subsidiaries' depreciation and amortisation and include Rio Tinto's share of the depreciation and amortisation of equity accounted units. Amounts relating to equity accounted units are deducted before arriving at the total depreciation and amortisation charge.
Depreciation and amortisation includes US$40 million relating to deferred stripping costs which are included in 'Other items' in the Group cash flow statement.
(k)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders' interests which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies' debt). For equity accounted units, Rio Tinto's net investment is shown.

Back to Contents

RIO TINTO GROUP

NOTES TO FINANCIAL STATEMENTS – (continued)

48	RECONCILIATION TO US ACCOUNTING PRINCIPLES

2006	2005	2004
US$m	US$m	US$m

Profit for the period under IFRS	7,867	5,498	3,244
Less attributable to outside equity shareholders	(429)	(283)	53

Profit excluding amounts attributable to outside shareholders under IFRS	7,438	5,215	3,297
Increase / (decrease) before tax in respect of:
Effect of purchase accounting for DLC combination - depreciation	(c)	(93)	(140)	(125)
Amortisation of intangibles	(30)	(40)	(44)
Additional amounts attributed to assets on acquisition under US GAAP	(41)	(37)	(30)
Mark to market of derivative contracts	(8)	(4)	(8)
Adjustments to asset carrying values	(769)	—	(5)
Pensions / post retirement benefits	(64)	(68)	(25)
Evaluation costs capitalised under IFRS	(91)	(69)	(62)
Depreciation based on proven & probable ore reserves	(119)	(163)	(68)
Effect of price assumptions specified for determination of ore reserves on depreciation & amortisation	12	(5)	(90)
Effect of changes in functional currency	(16)	(32)	—
Stripping costs deferred under IFRS	(44)	—	—
Other	(197)	33	(110)
Taxation:
Tax effect of the above adjustments	(c)	511	130	124
Other tax adjustments	6	45	(119)
Outside shareholders' interests in the above adjustments	(c)	180	28	19
Share of US GAAP adjustments of equity accounted units	(a)	(26)	(19)	(16)

Net income under US GAAP (revised for 2005 and 2004)	(c)	6,649	4,874	2,738

Basic earnings per ordinary share under US GAAP (revised for 2005 and 2004)	(c)	498.6	c	357.3	c	198.5	c
Diluted earnings per ordinary share under US GAAP (revised for 2005 and 2004)	(c)	496.6	c	356.2	c	198.2	c

(a)	'Share of US GAAP adjustments of equity accounted units' comprises:
	Amortisation of intangibles	(2)	(4)	(6)
	Additional amounts attributed to assets on acquisition under US GAAP	(10)	(5)	(5)
	Effect of price assumptions specified for determination of ore reserves on depreciation & amortisation	(1)	(3)	(4)
	Stripping costs deferred under IFRS	(1)	—	—
	Other	(12)	(7)	(1)

	Share of US GAAP adjustments of equity accounted units	(26)	(19)	(16)

(b)	There are no differences between International Financial Reporting Standards (IFRS) and IFRS as adopted by the European Union (EU IFRS) that would impact on the financial statements of the Rio Tinto Group for the years ended 31 December 2004, 2005 and 2006.
(c)	Net income under US GAAP and basic and diluted earnings per ordinary share under US GAAP have been revised to reflect the application of purchase accounting to the formation of the DLC structure in 1995. See pages A-71 and A-72 for further details.

Back to Contents

RIO TINTO GROUP
NOTES TO FINANCIAL STATEMENTS – (continued)

48	RECONCILIATION TO US ACCOUNTING PRINCIPLES CONTINUED

			2006	2005
			US$m	US$m

Total equity under IFRS			19,385	15,739
Less attributable to outside equity shareholders			(1,153)	(791)

Equity excluding amounts attributable to outside shareholders under IFRS			18,232	14,948
Increase / (decrease) before tax in respect of:
Effect of purchase accounting for DLC combination	(b	)	2,173	2,097
Goodwill			1,420	1,394
Intangibles			132	156
Additional amounts attributed to assets on acquisition under US GAAP			937	917
Mark to market of derivative contracts			(29)	(17)
Adjustments to asset carrying values			(387)	387
Pensions / post retirement benefits			(107)	376
Evaluation costs capitalised under IFRS			(385)	(226)
Depreciation based on proven and probable ore reserves			(503)	(329)
Effect of price assumptions specified for determination of ore reserves on depreciation & amortisation			(148)	(173)
Effect of changes in functional currency			139	157
Provision for closedown and restoration costs			(83)	40
Stripping costs deferred under IFRS			(701)	—
Provision, under IFRS, for shares to be repurchased			288	—
Other			(127)	(109)
Taxation:
Tax effect of the above adjustments	(b	)	(102)	(918)
Other tax adjustments			64	124
Outside shareholders' interests in the above adjustments	(b	)	(83)	(286)
Share of US GAAP adjustments of equity accounted units	(a	)	61	139

Shareholders' funds under US GAAP (revised for 2005)	(b	)	20,791	18,677

(a) 'Share of US GAAP adjustments of equity accounted units' comprises:
Goodwill			3	5
Intangibles			18	32
Additional amounts attributed to assets on acquisition under US GAAP			132	110
Mark to market of derivative contracts			6	5
Evaluation costs capitalised under IFRS			—	(10)
Effect of price assumptions specified for determination of ore reserves on depreciation & amortisation			(12)	(11)
Provision for closedown and restoration costs			—	8
Stripping costs deferred under IFRS			(95)	—
Other			9	—

Share of US GAAP adjustments of equity accounted units			61	139

(b)			Shareholders' funds under US GAAP have been revised to reflect the application of purchase accounting to the formation of the DLC structure in 1995. As of 31 December 2006, the adjustment, before the effects of taxation and outside shareholders' interests, would be allocated US$2,005 million to property, plant and equipment and US$168 million to goodwill. See pages A-71 and A-72 for further details.

Back to Contents

RIO TINTO GROUP
NOTES TO FINANCIAL STATEMENTS – (continued)

48	RECONCILIATION TO US ACCOUNTING PRINCIPLES CONTINUED

A.	Differences Between IFRS and US GAAP

The Group’s financial statements have been prepared in accordance with the Standards and Interpretations included within International Financial Reporting Standards ('IFRS') as adopted by the European Union, which differ in certain respects from those in the United States ('US GAAP'). These differences relate principally to the following items, and the effect of each of the adjustments to net earnings and Rio Tinto shareholders' funds that would be required under US GAAP is set out on the preceding pages.

Effect of purchase accounting for DLC combination
As described in ‘Outline of Dual Listed Companies structure and basis of financial statements’ on page A-6, the Group has revised the presentation of its financial statements included in Form 20-F. The formation of the DLC is now accounted for as a business combination. Separate financial statements for Rio Tinto plc and Rio Tinto Limited are no longer presented. Instead, the financial statements consist of the Rio Tinto Group representing one combined economic entity.
      Whereas merger accounting is applied in the Group’s IFRS financial statements, for the purposes of US GAAP reporting, the Group now accounts for the formation of the DLC using the purchase method. In so doing it follows the guidance that was applicable at the time of the formation of the DLC, which was APB Opinion No. 16 'Business Combinations'. Accordingly, the combined financial information under US GAAP has been restated for all periods presented.
      The purchase price of the additional 51% of Rio Tinto Limited accounted for as acquired by Rio Tinto plc has been determined by reference to the average market price of the shares in the period from two days before until two days after October 9, 1995. This was the date that Rio Tinto plc and Rio Tinto Limited agreed to the terms and announced the formation of the DLC. The purchase price has been allocated to the assets and liabilities of Rio Tinto Limited based on their estimated fair values at that time, as follows (in US$ millions):

		Purchase
	Book	accounting	Fair
	value	adjustment	value

Current assets	934	—	934
Property, plant and equipment	1,818	4,057	5,875
Other non current assets	423	247	670
Goodwill	159	184	343

Total assets acquired	3,334	4,488	7,822
Current liabilities	(381)	—	(381)
Medium and long term borrowings	(465)	—	(465)
Other long term liabilities	(148)	—	(148)
Deferred tax liability	(271)	(1,458)	(1,729)
Attributable to outside equity shareholders	(249)	(441)	(690)

Total liabilities assumed	(1,514)	(1,899)	(3,413)

Net assets acquired	1,820	2,589	4,409

The increase in equity attributable to Rio Tinto shareholders represents the difference between the historical book value and fair value of 51% of Rio Tinto Limited. In prior years, the Group presented financial information on a combined basis with no adjustment for fair values. The increase in shareholders’ funds is attributable to the application of the purchase method of accounting. The information presented below reflects the incremental effect of this increase in net assets as a result of using the purchase method over the amounts that were presented in the combined financial statements using historical cost.
      The properties would have been depreciated on a units of production basis over periods not exceeding 40 years and goodwill would have been amortised over a period of 40 years until December 31, 2001, when amortisation ceased on the introduction of SFAS 141 'Business Combinations'.
      From the date of the business combination in December 1995, through December 31, 2003, the Group would have recorded cumulative additional income statement amounts as follows:

US$m

Depreciation of property, plant and equipment	(1,128)
Amortisation of goodwill	(24)
Impairment charges	(35)
Loss on sale of properties	(273)
Deferred tax benefit	580
Attributable to outside equity shareholders	60

Total additional expense	(820)

Excluding any impairment charges and gains/losses on sales of properties, the additional depreciation relating to property, plant and equipment before tax and outside shareholder interests related to each year ranged from US$96 million to US$230 million.
      The adjustments to the combined income statement information previously reported are as follows:

	2005	2004
	US$m	US$m

Depreciation of property, plant and equipment	(140)	(125)
Deferred tax benefit	42	37
Attributable to outside equity shareholders	3	3

Decrease in net income	(95)	(85)
Net income as previously reported	4,969	2,823

Net income as revised	4,874	2,738

Back to Contents

RIO TINTO GROUP
NOTES TO FINANCIAL STATEMENTS – (continued)

48	RECONCILIATION TO US ACCOUNTING PRINCIPLES CONTINUED

A.	Differences Between IFRS and US GAAP Continued

	2005		2004

Basic earnings per share
As previously reported	364.3	c	204.7	c
Adjustment	(7.0	)c	(6.2	)c

As revised	357.3	c	198.5	c

Fully diluted earnings per share
As previously reported	363.1	c	204.4	c
Adjustment	(6.9	)c	(6.2	)c

As revised	356.2	c	198.2	c

The adjustment to the combined balance sheet information previously reported at December 31, 2005 is determined as follows:

US$m

Increase in shareholders' funds on formation of the DLC	2,589
Additional expense 1995 to 2003	(820)
Additional expense 2004	(85)
Additional expense 2005	(95)
Currency translation adjustment	(126)

Increase in shareholders’ funds at 31 December 2005	1,463
Shareholders’ funds as previously reported	17,214

Shareholders’ funds as revised	18,677

This adjustment would be allocated among the following assets and liabilities in the balance sheet at December 31, 2005:

US$m

Property, plant and equipment	1,943
Goodwill	154
Deferred tax liability	(594)
Attributable to outside equity shareholders	(40)

Increase in shareholders’ equity	1,463

Goodwill and indefinite lived intangible assets
Goodwill included in the Group's opening IFRS balance sheet in respect of acquisitions made prior to 1 January 2004 is stated at its carrying amount on that date under UK GAAP ('previous GAAP'). Goodwill on acquisitions in 1997 and previous years was eliminated against reserves under the previous GAAP and was not reinstated on transition to IFRS. Goodwill on acquisitions between 1998 and 2003 inclusive was capitalised and amortised over its expected useful economic life and any amortisation charged up to 1 January 2004 was not reversed under IFRS. From 2004, under IFRS, goodwill and indefinite lived intangible assets are capitalised and tested annually for impairment but are not subject to amortisation. Under US GAAP, goodwill is capitalised and, until 2001, was amortised by charges against income over the period during which it was expected to be of benefit, subject to a maximum of 40 years. Goodwill eliminated against reserves under IFRS is therefore added back under US GAAP. From 1 January 2002, goodwill and indefinite lived intangible assets are no longer amortised under US GAAP but are reviewed annually for impairment under SFAS 142 'Goodwill and Other Intangible Assets'.

Intangible assets
The implementation of SFAS 141 'Business Combinations' resulted in the reclassification of US$340 million from goodwill to finite lived intangible assets at 1 January 2002 under US GAAP. The accumulated cost relating to these intangible assets at 31 December 2006 was US$701 million and accumulated amortisation was US$539 million. This reclassification, which relates to acquisitions prior to 1 January 2004, has not been recognised under IFRS. The total amortisation expense for 2006 in respect of the amounts reclassified under US GAAP was US$32 million, of which US$11 million is related to the amortisation of goodwill previously eliminated against reserves and classified as finite lived intangible assets under US GAAP. The remaining US$21 million relates to the amortisation of assets classified as goodwill on the IFRS balance sheet but classified as finite lived intangible assets under US GAAP. The estimated incremental amortisation charge under US GAAP relating to intangible assets is US$32 million per year.

Additional amounts attributed to assets on acquisition under US GAAP
IFRS requires the recognition of a provision for deferred tax on all fair value adjustments arising on acquisition other than those recorded as goodwill. On first application of IFRS, this resulted in an additional provision for deferred tax in respect of acquisitions prior to 1 January 2004 which was charged against retained earnings and gave rise to a reduction in IFRS shareholders' funds. For acquisitions post 1 January 2004, these deferred tax provisions give rise to a corresponding increase in amounts attributable to acquired assets and/or goodwill. Under US GAAP, provision for deferred tax on acquisitions produces a corresponding increase in the amounts attributed to acquired assets and/or goodwill and therefore has no effect on shareholders' funds. This results in an additional amount attributed to assets under US GAAP in respect of acquisitions prior to 1 January 2004. This also means that an additional charge arises under US GAAP in respect of depreciation of the amounts attributed to acquired assets.

Mark to market of derivative contracts
The Group is party to derivative contracts designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions. From 1 January 2005, under IAS 39 'Financial Instruments: Recognition and Measurement', all derivatives are initially recognised at their fair value on the date the derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges) or hedges of highly probable forecast transactions (cash flow hedges).

Back to Contents

RIO TINTO GROUP
NOTES TO FINANCIAL STATEMENTS – (continued)

48	RECONCILIATION TO US ACCOUNTING PRINCIPLES CONTINUED

The US standard, SFAS 133 'Accounting for Derivative Instruments and Hedging Activities', is similar but not identical to IAS 39. In 2006 and 2005, respectively, additional losses of US$8 million (US$5 million after tax and minorities) and US$4 million (US$1 million gain after tax and minorities) were recognised in US GAAP earnings primarily as a result of the recognition at fair value of additional embedded derivatives for US GAAP. For IFRS, the currency exposures in these contracts are not recognised in the balance sheet because the currency of the contract is considered to be 'commonly used' in the counterparty's country of operation.

Adjustments to asset carrying values
Impairment of fixed assets under IFRS is recognised and measured by reference to the discounted cash flows expected to be generated by a Cash Generating Unit or fair value less costs to sell if higher. Under US GAAP, impairment, other than that relating to goodwill and equity accounted investments, is recognised only when the anticipated undiscounted cash flows are insufficient to recover the carrying value of the asset group.
      However, where an asset group is found to be impaired under US GAAP, its carrying value is written down to fair value. Fair value is normally assessed by reference to the discounted cash flows expected to be generated from the asset group, generally using the same assumptions and bases as those applicable under IFRS. For example, the evaluation is on a pre-tax and pre-debt basis. The amount of such impairment is, therefore, generally similar under US GAAP to that computed under IFRS, except where the US GAAP carrying value is different from that under IFRS. This may result from additional goodwilll carried in the balance sheet under US GAAP.
      Under IFRS, impairment provisions, except those relating to goodwill, may be written back in a subsequent year if the expected recoverable amount of the Cash Generating Unit increases. Any credits to IFRS earnings resulting from such write backs are reversed in the reconciliation to US GAAP because the writing back of impairment provisions is not permitted under US GAAP. For additional information on amounts written back under IFRS during 2006, see note 5.

Pensions/post retirement benefits
For UK and Australian reporting, Rio Tinto reports pensions and post retirement benefits in accordance with IAS 19. The annual pension cost comprises the estimated cost of benefits accrued during the period, plus the interest cost on the obligation less the expected return on plan assets, plus the full impact of any prior service costs, curtailments and settlements. Actuarial gains and losses are recognised immediately in the period in which they occur but are taken through the Statement of Recognised Income and Expense ('SORIE'), not the Income Statement. For US GAAP reporting, following the adoption of SFAS 158 'Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans' in 2006, actuarial gains and losses are recognised initially in the year in which they occur in other comprehensive income ('OCI'). However, unlike IFRS, US GAAP requires that these amounts recognised in OCI be amortised into the pension cost in profit and loss in subsequent years. The closing balance sheet position under US GAAP differs from that under IFRS largely because the pension fund assets are valued as at 30 September in each year for US GAAP purposes, whereas for IFRS they are valued as at the end of the financial year. For further discussion of the impact of adopting SFAS 158 during 2006, see C. Post Retirement Benefits.

Evaluation costs capitalised under IFRS
Under IFRS, evaluation expenditure on a project can be carried forward after it has reached a stage where there is a high degree of confidence in its viability. Under US GAAP, exploration and evaluation expenditure is expensed as incurred.

Depreciation based on proven & probable reserves
Under IFRS, mining assets are fully depreciated over their economic lives or the remaining life of the mine if shorter. In some cases, mineralised material that does not yet have the status of reserves is taken into account in determining depreciation and amortisation charges, where there is a high degree of confidence that it will be mined economically. For US GAAP, only 'proven and probable reserves' are taken into account in the calculation of depreciation and amortisation charges. As a result, adjustments have been made to depreciation and amortisation, which reduce US GAAP earnings.

Effect of price assumptions specified for determination of ore reserves for US GAAP depreciation & amortisation
For UK and Australian reporting, the Group’s ore reserve estimates are determined in accordance with the JORC code and are based on forecasts of future commodity prices. During 2003, the SEC formally indicated that, for US reporting, historical price data should be used to test the determination of reserves. The application of historical prices to test the reserve estimates led to reduced ore reserve quantities for US reporting purposes for certain of the Group’s operations in previous years, which resulted in lower earnings for US reporting, largely as a result of higher depreciation charges. The reduced ore reserves also had the effect of increasing the present value of provisions for closure obligations for certain of the Group's operations.

Effect of change in functional currency
At 1 January 2005, the functional currency of two business units was determined to have changed from the US dollar to their local currencies. Under IFRS, the change in functional currency was recognised by converting the US dollar balances to the local currencies using the exchange rates at 1 January 2005. Under US GAAP, SFAS 52 'Foreign Currency Translation' requires that such a change in functional currency should be dealt with using values based on the historical cost of the non-monetary assets, in local currency, at the date of acquisition. The cumulative adjustment attributable to translating the non-monetary assets of these business units at the historical rate rather than the current rate was reported in other comprehensive income. Additional charges/credits arise under US GAAP in respect of depreciation and other movements in the underlying assets because their carrying values under US GAAP are different from IFRS as a consequence of the different treatment described above.

Back to Contents

RIO TINTO GROUP
NOTES TO FINANCIAL STATEMENTS – (continued)

48	RECONCILIATION TO US ACCOUNTING PRINCIPLES CONTINUED

A.	Differences Between IFRS and US GAAP Continued

Provisions for close down and restoration costs
In accordance with SFAS 143 'Accounting for Asset Retirement Obligations', provision is made in the accounting period when the related environmental disturbance occurs, based on the net present value of estimated future costs. The costs so recognised are capitalised and depreciated over the estimated useful life of the related asset. In each subsequent year, the discount applied to the provision 'unwinds', resulting in a charge to the income statement for the year and an increase in the present value of the provision. This accounting treatment is broadly similar to Rio Tinto's policy under IFRS with a few exceptions. In particular, the effect of price assumptions specified for the determination of ore reserves for US GAAP has had the impact of reducing the ore reserves for certain of the Group's operations and consequently increasing the present value of provisions for closure obligations.

Stripping costs deferred under IFRS
Under IFRS, stripping (i.e. overburden and other waste removal) costs incurred in the development of a mine or pit before production commences are capitalised as part of the cost of constructing the mine. Such pre-production stripping costs are subsequently amortised over the life of the operation.
     Under IFRS, the Group defers stripping costs incurred during a mine's (or pit's) production phase for those surface mines where deferral is considered the most appropriate basis for matching costs against the related economic benefits. Additional information is given in note 1, (h) Deferred stripping.
     In 2006, the Group adopted EITF Issue No. 04-06 'Accounting for Stripping Costs Incurred during Production in the Mining Industry' ('EITF 04-06') for US GAAP. Under EITF 04-06, the Group includes as a component of production cost those stripping costs incurred during the production phase of a mine, except to the extent they can be attributed to inventory in accordance with normal inventory valuation principles.
     Under IFRS, where a mine operates several open pits and those pits are regarded as separate operations, the Group capitalises the pre-production stripping costs incurred in the development of second and subsequent pits where it is probable that the associated future economic benefits will flow to the Group and where the costs can be measured reliably. These stripping costs are pre-production mine development that is necessary to access ore from the second and subsequent pits and generate economic benefits over the lives of such pits. Such costs, therefore, are capitalised and amortised over the production from such pits under EITF 04-06 as well as under IFRS.
     If, however, the pits are highly integrated, the second and subsequent pits are regarded as extensions of the first pit in accounting for stripping costs. In such cases, the initial stripping of the second and subsequent pits is considered production phase stripping relating to the combined operation and would be deferred under IFRS if this is considered to be the most appropriate basis for matching costs against the related economic benefits. However, under US GAAP such costs are expensed because they are production phase stripping.
     The Group’s determination of whether multiple pit mines are considered separate or integrated operations depends on each mine’s specific circumstances and is the same for IFRS and US GAAP. The following factors would point towards the stripping costs for the individual pits being accounted for separately:

–	If mining of the second and subsequent pits is conducted consecutively with that of the first pit, rather than concurrently.
–	If separate investment decisions are made to develop each pit, rather than a single investment decision being made at the outset.
–	If the pits are operated as separate units in terms of mine planning and the sequencing of overburden and ore mining, rather than as an integrated unit.
–	If expenditures for additional infrastructure to support the second and subsequent pits are relatively large.
–	If the pits extract ore from separate and distinct ore bodies, rather than from a single ore body.

     This additional factor would point to an integrated operation in accounting for stripping costs:

–	If the designs of the second and subsequent pits are significantly influenced by opportunities to optimise output from the several pits combined, including the co-treatment or blending of the output from the pits.

     The relative importance of each of the above factors is considered in each case to determine whether, on balance, the stripping costs should be attributed to the individual pit or to the combined output from the several pits. As this analysis requires judgment, another company could make the determination that a mine is separate or integrated differently than the Group, even if the fact pattern appears to be similar. To the extent the determination is different, the resulting accounting would also be different.
     As of 31 December 2006 and 2005, the net book values of capitalised stripping costs incurred in the development of second and subsequent pits at multiple pit mines where pits are considered separate operations were US$53 million and US$57 million, respectively.
     On adoption of EITF 04-06 at 1 January 2006, a cumulative adjustment of US$651 million (US$415 million net of taxation) attributable to subsidiaries was recognised directly in US GAAP equity. A further US$94 million net of taxation related to equity accounted units was recognised directly in US GAAP equity. Both of these amounts are included in the adjustments for deferred stripping, which form part of the reconciliation to Rio Tinto shareholders' funds.

Provision, under IFRS, for shares to be repurchased
Under IFRS, the Group is required to recognise a liability in respect of irrevocable commitments made to purchase Rio Tinto plc shares that a counterparty has been authorised to buy in the market at the counterparty's discretion during the period up to the preliminary announcement of the Group's results, when the Group is unable to purchase its own shares. A corresponding reduction in shareholders' funds is also recorded.
      Under US GAAP, the commitment is not recorded as a liability where the counterparty has not purchased the shares at the balance sheet date as there is no fixed price or fixed number of shares.

Back to Contents

RIO TINTO GROUP
NOTES TO FINANCIAL STATEMENTS – (continued)

48	RECONCILIATION TO US ACCOUNTING PRINCIPLES CONTINUED

A.	Differences Between IFRS and US GAAP Continued

Other
Other adjustments include amounts relating to differences between IFRS and US accounting principles in respect of profit on sale of operations, higher cost of sales resulting from acquisition accounting and restructuring costs.

Profit on sale of operations – The profit on sale of operations may be different under US GAAP when the book values under US GAAP include goodwill, which is not reinstated under IFRS, or other GAAP adjustments, which increase or decrease the carrying value of operations sold.

Higher cost of sales resulting from acquisition accounting – Under IFRS, the inventories of acquired companies are valued at the lower of replacement cost and net realisable value. Under US GAAP, such inventories are recognised at the time of acquisition on the basis of expected net sales proceeds.

Retructuring costs – Under US GAAP, SFAS 146 'Accounting for Costs Associated with Exit or Disposal Activities' requires that the timing of recognition of a liability for one-time termination benefits depends on whether employees are required to render service until they leave the company in order to receive the termination benefits. In 2005 an adjustment was made to pre-tax earnings and shareholders' funds to reverse a US$20 million liability for one-time termination benefits recognised under IFRS which instead is being recognised over the future service period of the employees under US GAAP.

Share-based payment
The Group adopted the fair value recognition provisions of IFRS 2, 'Share-based Payments' with effect from 1 January 2004. As permitted by IFRS 2, on the basis that the fair value of the awards had been previously disclosed, the Group has applied IFRS 2 to all grants of employee share-based payments that had not vested as at 1 January 2004. A cumulative adjustment was recognised as at 1 January 2004 to reflect the compensation cost that would have been recognised had the recognition provisions of IFRS 2 been applied to such awards in prior periods. The fair values used for grants of awards in prior periods under IFRS are similar to those determined under US accounting standard SFAS 123 'Accounting for Stock-Based Compensation'. The Group adopted the fair value recognition provisions of SFAS 123 in 2002, and as a result, under US GAAP, all periods presented reflect the compensation cost recognised as if SFAS 123 had been applied to all awards granted to employees after 1 January 1995.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), which requires all share-based payments to employees, including grants of employee stock options, to be recognised in the financial statements based on their fair values beginning with the first annual period after 15 June 2005. The Group has applied the provisions of SFAS 123R for 2006. The adoption of SFAS 123R has not had any impact on its financial position, results of operations or cash flows because since 1 January 2004 the provisions of SFAS 123 have been applied in a manner which is consistent with the new requirements of SFAS 123R.

Other tax adjustments
In 2004 a valuation allowance of US$114 million was recorded against a deferred tax asset that existed in the opening US GAAP balance sheet, resulting in a non-recurring charge against earnings. No such asset was recognised on transition to IFRS.
      Under IFRS, no provision for deferred tax is recognised in respect of the depreciation of capitalised amounts of asset retirement obligations except where such obligations are recognised in accounting for a business combination. Under US GAAP, full provision is made for such temporary differences, resulting in the recognition of tax relief on such depreciation.
      Under FAS 123(R), the measurement of the deferred tax asset is based on an estimate at the time the options are granted of the future tax deduction, if any, for the amount of compensation cost recognised for book purposes. Changes in the share price do not impact the deferred tax asset. Under IFRS 2, the measurement of the deferred tax asset is based on an estimate of the future tax deduction, if any, for the award updated at the end of each reporting period. Changes in the share price impact the deferred tax asset to the extent that they affect the expected future tax deduction.

Consolidated statement of cash flows
The consolidated statement of cash flows prepared in accordance with International Accounting Standard 7 (IAS 7) presents substantially the same information as that required under US GAAP. Under US GAAP, however, there are certain differences from IFRS with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents. Under IFRS, cash for the purposes of the cash flow statement comprises cash on hand, deposits held on call with banks, short-term, highly liquid investments that are readily convertible into known amounts of cash and that are subject to insignificant risk of changes in value, and bank overdrafts that are payable on demand. An investment usually qualifies as a cash equivalent under IFRS when it has a short maturity of, say, three months or less from the date of acquisition. Under US GAAP, cash equivalents comprise cash balances and current asset investments with an original maturity of less than three months and exclude bank overdrafts repayable on demand.

Underlying earnings
As permitted under IFRS, 'Underlying earnings' as defined in note 2 to the Financial statements, has been presented to provide greater understanding of the underlying business performance of the operations of the Group. This is in addition to the presentation of Profit for the year attributable to equity shareholders of Rio Tinto (Net earnings). US GAAP net earnings has been presented, with no additional measure of Underlying earnings because such additional measures are not permitted under US GAAP.

Guarantor's accounting
Material guarantees issued by the Group relate to its own future performance. These include counter-indemnities to financial institutions that have guaranteed to third parties that the Group will perform certain obligations. Examples of such obligations include restoration and environmental remediation activities during mine and refinery operations and after mine closure, agreements to supply products to certain customers and agreements with certain governmental agencies to build processing facilities. Where appropriate, provisions already exist in the balance sheet for these obligations.

Variable Interest Entities
Under FIN 46(R) ‘Consolidation of Variable Interest Entities’, a variable interest entity (VIE) is consolidated by the 'primary beneficiary' of the entity. The primary beneficiary is generally defined as the party exposed to the majority of the risks and rewards arising from the VIE. The Group currently has VIEs that would be consolidated for US GAAP which are equity accounted under IFRS. Additional information on these VIEs is provided in section F of note 48.

Back to Contents

RIO TINTO GROUP
NOTES TO FINANCIAL STATEMENTS – (continued)

48	RECONCILIATION TO US ACCOUNTING PRINCIPLES CONTINUED

B.	New US Accounting Standards

In June 2006, FASB Interpretation No. 48, 'Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109' ('FIN 48') was issued. FIN 48 prescribes bases for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires tax benefits from an uncertain position to be recognised only if it is 'more likely than not' that the position is sustainable upon audit, based on its technical merits. The interpretation also requires qualitative and quantitative disclosures, including discussion of reasonably possible changes that might occur in recognised tax benefits over the next 12 months, a description of open tax years by major jurisdiction and a roll-forward of all unrecognised tax benefits. FIN 48 first applies for the Group’s financial year beginning 1 January 2007. The Group is currently assessing the impact of adopting FIN 48.
     In February 2006, the FASB issued SFAS 155, 'Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140'. The Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, 'Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.' SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is effective for all financial instruments acquired or issued by the Group beginning 1 January 2007. The Group is currently assessing the impact of SFAS 155.
     In September 2006, the FASB issued SFAS 157, 'Fair Value Measurements', which defines fair value, establishes a framework for measuring fair value under US GAAP and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements; accordingly, it does not require any new fair value measurements but may change current practice. SFAS 157 is effective for the Group’s financial year beginning 1 January 2008. The Group is currently assessing the impact of adopting SFAS 157.
     In September 2006, the FASB issued SFAS 158. SFAS 158 requires companies that sponsor single-employer defined benefit plans to recognise their overfunded or underfunded status as an asset or liability in the statement of financial position and to recognise changes in that funded status in the year in which changes occur, as a component of other comprehensive income. The Statement also requires disclosure of additional information about certain effects on earnings for the subsequent fiscal year arising from the delayed recognition in earnings of amounts initially recognised as a component of other comprehensive income. The Group adopted the recognition and disclosure provisions of SFAS 158 as of the end of its fiscal year ending 31 December 2006. The Group is required to adopt the measurement provisions of SFAS 158 for the Group’s financial year ending 31 December 2008. The Group is currently assessing the impact of adopting the measurement provisions of SFAS 158.
     In February 2007, the FASB issued SFAS 159 'The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115', which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for the Group as of 1 January 2008. The Group is currently assessing the impact of adopting SFAS 159.

Back to Contents

RIO TINTO GROUP
NOTES TO FINANCIAL STATEMENTS – (continued)

48	RECONCILIATION TO US ACCOUNTING PRINCIPLES CONTINUED

C.	Post Retirement Benefits

Information in respect of the net periodic benefit cost and related obligation determined in accordance with US Statements of Financial Accounting Standards 87, 88, 106, 132R and 158 is given below. The measurement date used to establish year end asset values and benefit obligations was 30 September 2006. The previous measurement date, used to determine 2006 costs, was 30 September 2005.
     Benefits under the major pension plans are principally determined by years of service and employee remuneration. The Group’s largest defined benefit pension plans are in the UK, Australia, the US and Canada and a description of the investment policies and strategies followed is set out below.
     In the UK and North America, the investment strategy is determined by the pension plan trustee and investment committees respectively, after consulting the company. Agreed investment policies aim to ensure that the objectives are met in a prudent manner, consistent with established guidelines. The investment objectives include generating a return that exceeds consumer price and wage inflation over the long term. Ranges for the proportions to be held in each asset class have been agreed; a substantial proportion of the assets is invested in a spread of domestic and overseas equities, with a smaller proportion in fixed and variable income bonds, cash and real estate. Risk is managed in various ways, including identifying investments considered to be unsuitable and placing limits on some types of investment.
     In Australia, the majority of investments are in respect of defined contribution funds. The investments reflect the various defined benefit and defined contribution liabilities and are primarily in Australian and overseas equities and fixed interest stocks.
     The Group's defined benefit plans do not invest directly in property occupied by the Group or in the Group's own financial instruments.
     At 30 September 2006, funded pension plans held assets invested in the following proportions:

	UK target		US target (a)		Canada target		Group Actual

	2006	2005	2006	2005	2006	2005	2006	2005

Equities	45%-85%	45%-85%	65%	65%	65%	65%	67%	65%
Debt securities	10%-40%	15%-45%	30%	30%	35%	35%	26%	25%
Real estate	—	—	5%	5%	—	—	3%	3%
Other	0%–10%	0% – 10%	—	—	—	—	4%	7%
(a)	plus or minus 5%.

The expected rate of return on pension plan assets is determined as management’s best estimate on the long term return of the major asset classes – equity, debt, real estate and other – weighted by the actual allocation of assets among the categories at the measurement date.
     Pension plan contributions are determined through regular funding valuations in line with local funding requirements. Contributions to be paid in 2007 are expected to be around US$8m higher than for 2006.
     A refund of US$26 million is expected to be received by the Group in 2007, as part of the distribution of surplus to members and the employer relating to South African plans.
     Assumptions used to determine the net periodic benefit cost and the end of year benefit obligation for the major pension plans are within the ranges shown below. The average rate for each assumption has been weighted by the relevant benefit obligation. The assumptions used to determine the end of year benefit obligation are also used to calculate the following year’s cost.

	2006 Cost (a)		Year end benefit obligation

Discount rate	4.8% to 8.0% (Average: 5.1%	)	4.7% to 8.4% (Average: 5.3%	)
Long term rate of return on plan assets	5.9% to 7.6% (Average: 6.2%	)	6.4% to 10.5% (Average: 6.9%	)
Increase in compensation levels	4.1% to 6.3% (Average: 4.6%	)	3.9% to 7.8% (Average: 4.6%	)

(a)	31 December 2005 year end benefit obligations were measured on the same assumptions as the 2006 cost.

The actuarial calculations in respect of the UK plans assume a rate of increase of pensions in payment of 3.0 percent per annum at the year end. This assumption is consistent with the inflation rate included in the expected rates of return and salary increase assumptions in the respective valuations. Appropriate assumptions were made for plans in other countries.
     Discount rates have been set based on the yields available on AA rated corporate bonds in the appropriate currency, or government bonds where there is no deep market in AA rated corporate bonds. The discount rate reflects the weighted average yield over the term of the liabilities.
     The expected average remaining service life in the major plans ranges from 6 to 15 years with an overall average of 11 years.
     Other post retirement benefits are provided to employees who meet the eligibility requirements, and their beneficiaries and dependants, through unfunded self-insurance arrangements. The majority of these plans are for employees in the United States. The plans are non-contributory, although some contain an element of cost sharing such as deductibles and co-insurance.
     In the US, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 provides an employer subsidy, which began in 2006. The Group's post retirement medical plans are eligible for this employer subsidy.
     The weighted average assumptions used in determining the costs and year end benefit obligation for the major post retirement benefit plans other than pension plans were as shown below:

Back to Contents

RIO TINTO GROUP
NOTES TO FINANCIAL STATEMENTS – (continued)

48	RECONCILIATION TO US ACCOUNTING PRINCIPLES CONTINUED

C.	Post Retirement Benefits Continued

	2006 Cost (a)		Year end benefit obligation

Discount rate	4.8% to 8.0% (average 5.6%	)	4.7% to 8.4% (average 6.0%	)
Average healthcare cost trend rate
– trend in first year	6.3% to 9.6% (average 9.1%	)	5.5% to 10.8% (average 8.4%	)
– reducing to long term rate by 2011 broadly on a straight-line basis	5.1% to 6.8% (average 5.4%	)	4.9% to 8.3% (average 5.4%	)
(a)	31 December 2005 year end benefit obligations were measured on the same assumptions as the 2006 cost.

The components of net benefit expense under US GAAP are detailed in the table below.

	2006	2005	2004
Pension benefits	US$m	US$m	US$m

Service cost	(197)	(152)	(133)
Interest cost on benefit obligation	(279)	(274)	(238)
Expected return on plan assets	298	289	250
Net amortisation and deferral:
– transitional obligation	1	1	5
– recognised losses	(42)	(41)	(32)
– prior service cost recognised	(21)	(24)	(22)

Total net amortisation and deferral	(62)	(64)	(49)

Net periodic benefit cost	(240)	(201)	(170)
Curtailment and settlement credit/(charge)	2	(1)	37

Net benefit expense	(238)	(202)	(133)

The 2006 pension cost shown above includes US$21 million (2005: US$8 million; 2004: US$6 million) in relation to defined contribution plans. In addition, contributions of US$14 million (2005: US$12 million; 2004: US$11 million) were paid to 401k plans in the US.

	2006	2005	2004
Other benefits	US$m	US$m	US$m

Service cost	(10)	(10)	(10)
Interest cost on benefit obligation	(26)	(28)	(32)
Net amortisation and deferral:
– recognised gains	5	4	1
– prior service cost recognised	—	1	(3)

Total net amortisation and deferral	5	5	(2)

Net periodic benefit cost	(31)	(33)	(44)
Curtailment and settlement credit	—	—	3

Net benefit expense	(31)	(33)	(41)

The funded status of the Group's principal schemes is summarised in the table below.

	2006	2005
Pension benefits	US$m	US$m

Benefit obligation at end of year	(5,846)	(5,109)
Fair value of plan assets	5,808	4,978

Funded status	(38)	(131)

Unrecognised prior service cost	108	112
Unrecognised net loss	362	469
Unrecognised transitional asset	(3)	(5)
Company contributions in fourth quarter	16	22

Net amount recognised at end of year (before implementation of SFAS 158)	445	467

Comprising (before implementation of SFAS 158):
– benefit prepayment	407	394
– benefit provision	(251)	(327)
– intangible asset	40	45
– amount recognised through accumulated other comprehensive income	249	355

Net amount recognised (before implementation of SFAS 158)	445	467

Back to Contents

RIO TINTO GROUP
NOTES TO FINANCIAL STATEMENTS – (continued)

48	RECONCILIATION TO US ACCOUNTING PRINCIPLES CONTINUED

C.	Post Retirement Benefits Continued
In accordance with SFAS 158, all unrecognised amounts were recognised in OCI on 31 December 2006. The amounts recognised in the balance sheet are as follows:
2006
US$m

Non current assets	287
Current liabilities	(6)
Non current liabilities	(319)

Total	(38)

As of 31 December 2006, after implementation of SFAS 158, amounts recognised in accumulated OCI consist of:
2006
US$m

Net loss	362
Prior service cost	108
Transitional asset	(3)
Adjustment in respect of contributions in fourth quarter	16

Total	483

The aggregate benefit obligations and aggregate fair values of plan assets for plans with benefit obligations in excess of plan assets as at 30 September 2006 are summarised in the table below. These benefit obligations include an allowance for future salary increases.

	2006	2005
Pension benefits	US$m	US$m

Benefit obligation at end of year	(2,019)	(2,006)
Fair value of plan assets	1,694	1,588

Benefit obligations in excess of plan assets	(325)	(418)

The aggregate accumulated benefit obligations and aggregate fair values of plan assets for plans with accumulated benefit obligations (i.e. with no allowance for future salary increases) in excess of plan assets as at 30 September 2006 are summarised in the table below.

	2006	2005
Pension benefits	US$m	US$m

Accumulated benefit obligation at end of year	(1,536)	(1,916)
Fair value of plan assets	1,289	1,588

Accumulated benefit obligations in excess of plan assets	(247)	(328)

The funded status of the Group's principal schemes other than pensions is summarised in the table below.

	2006	2005
Other benefits	US$m	US$m

Benefit obligation at end of year	(491)	(493)
Unrecognised prior service cost	3	(1)
Unrecognised net gain	(67)	(54)
Company contributions in fourth quarter	5	6

Net amount recognised at end of year (before implementation of SFAS 158)	(550)	(542)

Comprising (before implementation of SFAS 158):
– benefit provision	(550)	(542)

Net amount recognised (before implementation of SFAS 158)	(550)	(542)

In accordance with SFAS 158, all unrecognised amounts were recognised in OCI on 31 December 2006. The amounts recognised in the balance sheet are as follows:

2006
US$m

Current liabilities	(22)
Non current liabilities	(469)

Total	(491)

As of 31 December 2006, after implementation of SFAS 158, amounts recognised in accumulated OCI consist of:

2006
US$m

Net gain	(67)
Prior service cost	3
Adjustment in respect of contributions in fourth quarter	5

Total	(59)

Back to Contents

RIO TINTO GROUP
NOTES TO FINANCIAL STATEMENTS – (continued)

48	RECONCILIATION TO US ACCOUNTING PRINCIPLES CONTINUED

C.	Post Retirement Benefits Continued

Change in benefit obligation
The amounts shown below include, where appropriate, 100 per cent of the costs, contributions, gains and losses in respect of employees who participate in the plans and who are employed in operations that are proportionally consolidated or equity accounted. Consequently, the costs, contributions, gains and losses do not correspond directly to the amounts disclosed above in respect of the Group. Pure defined contribution plans and industry-wide plans are excluded from the movements below.

	2006	2005
Pension benefits	US$m	US$m

Benefit obligation at start of year	(5,109)	(4,817)
Service cost	(184)	(151)
Interest cost	(279)	(274)
Contributions by plan participants	(106)	(36)
Actuarial losses	(160)	(213)
Benefits paid	344	343
Newly consolidated	(13)	—
Plan amendments	(8)	(12)
Settlement loss	—	(1)
Curtailment gain	3	—
Currency adjustments	(334)	52

Benefit obligation at end of year	(5,846)	(5,109)

The benefit obligation shown above includes an allowance for future salary increases, where applicable; the accumulated benefit obligation does not include this allowance. The accumulated benefit obligations for pension plans at 30 September 2006 amounted to US$5,557 million (30 September 2005: US$4,921 million).

	2006	2005
Other benefits	US$m	US$m

Benefit obligation at start of year	(493)	(538)
Service cost	(10)	(10)
Interest cost	(26)	(28)
Actuarial gains	19	60
Benefits paid	21	23
Plan amendments	(4)	—
Currency adjustments	2	—

Benefit obligation at end of year	(491)	(493)

Change in plan assets

	2006	2005
Pension fund assets	US$m	US$m

Fair value of plan assets at start of year	4,978	4,515
Actual return on plan assets	551	658
Contributions by plan participants	106	36
Contributions by employer	159	182
Benefits paid	(344)	(343)
Newly consolidated	15	—
Currency and other adjustments	343	(70)

Fair value of plan assets at end of year	5,808	4,978

	2006	2005
Other benefit plan assets	US$m	US$m

Fair value of plan assets at start of year	—	—
Contributions by employer	21	23
Benefits paid	(21)	(23)

Fair value of plan assets at end of year	—	—

Change in additional minimum liability before tax (before application of SFAS158)

	2006	2005
Pension benefits	US$m	US$m

Accrued pension benefit expense	(111)	(11)
Decrease in intangible asset	5	3

Other comprehensive income before tax	(106)	(8)

<<

Back to Contents

RIO TINTO GROUP
NOTES TO FINANCIAL STATEMENTS - (continued)

48	RECONCILIATION TO US ACCOUNTING PRINCIPLES CONTINUED

C.	Post Retirement Benefits Continued

Incremental effect of applying SFAS 158 on individual balance sheet line items
Adoption of the recognition provisions of SFAS 158 required the recognition of the funded status of each single-employer defined benefit plan on the balance sheet as of 31 December 2006, with offsetting amounts recognised as components of accumulated OCI. Additional minimum pension liabilities (AML) and related intangible assets were also derecognised upon adoption of SFAS 158. The effect of the derecognition of the AML prior to the adoption of SFAS158 and the impact of the initial adoption of SFAS 158 on individual balance sheet accounts is as follows:

	Prior to			Post
	adjustment for			adjustment for
	AML and	Adjust	Adjust	AML and
	SFAS 158	AML	SFAS 158	SFAS 158

Prepaid post-retirement costs	407	140	(260)	287
Post-retirement provision	(801)	149	(164)	(816)
Intangible asset	40	(40)	—	—
Accumulated other comprehensive income	249	(249)	424	424

The adoption of SFAS 158 also resulted in a decrease in the net deferred tax liability of US$54 million and a decrease in equity attributable to outside equity shareholders' of US$12 million.

Sensitivity to change in healthcare trend
Changing the healthcare cost trend rates by 1% would result in the following effects:

	1% Increase	1% Decrease
	US$m	US$m

2006
(Increase)/decrease in service cost plus interest cost	(6)	5
(Increase)/decrease in benefit obligation at 30 September	(74)	62

2005
(Increase)/decrease in service cost plus interest cost	(6)	5
(Increase)/decrease in benefit obligation at 30 September	(66)	55

2004
(Increase)/decrease in service cost plus interest cost	(6)	5

Expected benefit payments
US$m

Pension benefits
Expected benefit payments in 2007	382
Expected benefit payments in 2008	385
Expected benefit payments in 2009	390
Expected benefit payments in 2010	402
Expected benefit payments in 2011	415
Expected benefit payments from 2012 to 2016	2,205

Other benefits
Expected benefit payments in 2007	22
Expected benefit payments in 2008	23
Expected benefit payments in 2009	24
Expected benefit payments in 2010	25
Expected benefit payments in 2011	26
Expected benefit payments from 2012 to 2016	139

The amounts in accumulated other comprehensive income expected to be recognised in net periodic benefit cost in 2007 are as follows:

Pension benefits	US$m

Amortisation of
– transitional obligation	2
– recognised losses	(37)
– prior service cost recognised	(20)

Total	(55)

Other benefits	US$m

Amortisation of
– recognised gains	6

Total	6

Back to Contents

RIO TINTO GROUP
NOTES TO FINANCIAL STATEMENTS – (continued)

48	RECONCILIATION TO US ACCOUNTING PRINCIPLES CONTINUED

D.	Accumulated Foreign Currency Translation Gains and (Losses) Recorded Directly in Shareholders' Funds under US GAAP

US$m

At 1 January 2006	280
Current period change	986

At 31 December 2006	1,266

At 1 January 2005	814
Current period change	(534)

At 31 December 2005	280

At 1 January 2004	200
Current period change	614

At 31 December 2004	814

(a)	The amounts above for 2005 and 2004 have been revised to reflect the application of purchase accounting to the formation of the DLC structure in 1995. See pages A-71 and A-72 for a detailed discussion of the impact on amounts presented under US GAAP.

E.	Deferred Stripping
Information about the stripping ratios of the Business Units, including equity accounted units, that account for the majority of the deferred stripping balance under IFRS at 31 December 2006, along with the year in which deferred stripping is expected to be fully amortised (as shown in brackets), is set out in the following table:

	Actual annual strip ratio			Life of mine strip ratio

	2006	2005	2004	2006	2005	2004

Kennecott Utah Copper (2019) (a) (b)	2.04	2.02	1.83	1.36	1.51	1.24
Argyle Diamonds (2009) (a)	4.00	6.60	6.70	4.40	4.40	4.91
Grasberg Joint Venture (2015) (a)	3.01	3.12	3.39	2.63	2.43	2.43
Diavik (2008) (c)	0.89	1.21	1.47	0.96	0.91	0.94
Escondida (2042) (d)	0.08	0.09	0.11	0.12	0.12	0.11

(a)	Strip ratios shown are waste to ore.
(b)	Kennecott's life of mine strip ratio decreased as the latest mine plan provides for the pit walls to be made steeper in an area within the mine, which resulted in adding ore without adding waste.
(c)	Diavik's strip ratio is disclosed as bank cubic metre per carat.
(d)	Escondida's strip ratio is based on waste tonnes to pounds of copper mined.

Borax capitalised stripping costs as part of a distinct period of new development during the production stage of the mine. Capitalisation stopped in 2004. The capitalised costs will be fully amortised in 2034.

F.	Equity Method Investments (IFRS)
The aggregated profit and loss accounts and balance sheets on a 100 per cent basis for entities that are accounted for under IFRS using the equity method are as follows:

	2006	2005	2004
	US$m	US$m	US$m

Profit and loss account
Sales revenue (a)	11,562	7,103	6,655
Cost of sales	(4,474)	(3,402)	(3,836)

Operating profit	7,088	3,701	2,819
Profit of equity accounted companies	—	—	1
Gains/(losses) on derivatives and debt	5	(31)	(8)
Net interest	(136)	(118)	(157)

Profit before tax	6,957	3,552	2,655
Taxation	(2,541)	(1,160)	(872)

Net profit on ordinary activities (100 per cent basis)	4,416	2,392	1,783

	2006	2005
	US$m	US$m

Balance sheet
Intangible fixed assets	16	2
Property, plant and equipment	7,292	6,851
Investments	185	15
Working capital	1,010	1,604
Net cash less current debt	476	(351)
Long term debt	(2,306)	(2,072)
Provisions	(1,349)	(1,504)
Aggregate shareholders' funds (100 per cent basis)	5,324	4,545

(a)	Sales revenue includes US$1,693 million (2005: US$1,712 million; 2004: US$1,444 million) charged by equity accounted companies to their investors.

Back to Contents

RIO TINTO GROUP
NOTES TO FINANCIAL STATEMENTS – (continued)

48	RECONCILIATION TO US ACCOUNTING PRINCIPLES CONTINUED

F.	Equity Method Investments Continued

(b)	Included in the disclosures above are certain entities that have entered into sales arrangements with their shareholders wherein the prices are designed to recover costs. Because of these arrangements, the entities are considered to be VIEs under FIN 46(R) and are consolidated under US GAAP. The full consolidation of these VIEs, whose principal activities are aluminium smelting, would affect the Group's US GAAP balance sheet and profit and loss accounts as follows:

	2006	2005
	US$m	US$m

Balance sheet
Increase in property, plant and equipment	1,542	1,522
Decrease in investments in equity accounted units	(583)	(588)
Decrease in other non-current assets	(362)	(375)
Increase in current assets	224	220
Increase in current liabilities	(156)	(60)
Increase in provisions and other non-current liabilities (c)	(370)	(457)
Increase in equity attributable to outside equity shareholders	(295)	(262)

Impact on Rio Tinto shareholders' funds	—	—

	2006	2005	2004
	US$m	US$m	US$m

Profit and loss account
Increase in sales revenue	316	310	267
Increase / (decrease) in share of profit after tax of equity accounted units	3	(74)	28
(Decrease) / increase in share of profit after tax of subsidiaries	(3)	74	(28)

Impact on net earnings	—	—	—

(c)	Includes amounts due to other shareholders; however, these entities have no other debt.

G.	Joint Arrangements Equity Accounted for under US GAAP
The Group accounts for two joint arrangements using proportional consolidation under IFRS for which the equity method of accounting would be applied under US GAAP. The difference in treatment between proportional consolidation and the equity method of accounting has no impact on shareholders' funds or net income. Condensed financial information relating to the Group's proportionate interest in the joint arrangements that would be equity accounted under US GAAP is as follows:
	2006	2005	2004
	US$m	US$m	US$m

Profit and loss account
Operating (loss) / profit	(69)	3	5
Net (loss) / income	(46)	(2)	7

Cash flow statement
Net cash flow (used in)/from operating activities	(36)	(9)	19
Net cash flow from / (used in) investing activities	4	(31)	(97)
Net cash flow from financing activities	23	48	80

Balance sheet
Current assets	87	62
Non-current assets	514	459
Current liabilities	(27)	(27)
Non-current liabilities	(661)	(535)

H.	Property, plant and equipment by location (IFRS)
The following supplements segmental information provided elsewhere in this report to provide additional information required under US GAAP:

	2006	2005	2006	2005
	%	%	US$m	US$m

North America (a)	35.7	35.1	7,924	6,192
Australia and New Zealand	58.2	57.1	12,923	10,056
South America	0.4	0.5	93	86
Africa	2.7	2.9	608	517
Indonesia	2.2	2.8	498	496
Europe and other countries	0.8	1.6	161	273

	100.0	100.0	22,207	17,620

(a)	North American property, plant and equipment includes US$4,972 million in the United States (2005: US$3,720 million).

I.	Additional Share Options Information

The related tax benefit recognised in income in relation to share plans for 2006 was US$9 million (2005: US$8 million; 2004: US$4 million). The actual tax benefit realised for the tax deductions from the exercise of options and the vesting of shares totalled US$18 million, US$11 million and US$8 million for the years ended 31 December 2006, 2005 and 2004, respectively. No compensation cost was capitalised as the cost of an asset.

     At 31 December 2006, the total compensation cost related to the equity-settled share option plans not yet recognised was US$42 million and that cost is expected to be recognised over a weighted-average period of 2.3 years. At the same date, the total compensation cost related to the cash-settled share option plans not yet recognised was US$49 million and that cost is expected to be recognised over a weighted-average period of 2.5 years. Cash received from the exercise of options under all share-based payment plans for the years ended 31 December 2006, 2005 and 2004 was US$84 million, US$92 million and US$19 million respectively.

Back to Contents

RIO TINTO GROUP
NOTES TO FINANCIAL STATEMENTS – (continued)

48	RECONCILIATION TO US ACCOUNTING PRINCIPLES CONTINUED

I.	Additional Share Options Information Continued
Share option exercises under the Rio Tinto plc Share Option Plan are usually satisfied by the issue of shares from Treasury. Exercises under the Rio Tinto plc Share Savings Plan are satisfied by the issue of new shares. Exercises under the Rio Tinto Ltd Share Option Plan and Rio Tinto Ltd Share Savings Plan are satisfied by the purchase of shares in the market. As a result of this policy, the Group expects to purchase approximately 0.8 million shares during 2007 based upon the assumptions used for valuing the awards. The rules of the share option plans contain various restrictions on the number of shares that may be authorised for awards of share options. In particular, the number of shares that may be allocated for share option awards when added to shares allocated in the previous 10 years may not exceed 10% of ordinary share capital.

Share savings plans
The key assumptions used in the valuation of the 2004 and 2005 grants are noted in the following table.

	Risk-free	Expected	Dividend	Employee	Implied
	interest	volatility	yield	turnover	option
	rate			rate	lifetime
	%	%	%	%	(years)

Year ended 31 December 2005
– Rio Tinto plc	4.2	32.0	1.9	10.0	2.0-5.2
– Rio Tinto Limited	5.3	26.0	1.8	10.0	3.2-5.2

Year ended 31 December 2004
– Rio Tinto plc	4.7-4.8	32.0	2.3	10.0	2.2-5.4
– Rio Tinto Limited	5.3-5.4	26.0	2.3	10.0	3.4-5.4

Share option plans
The key assumptions used in the valuation of the 2004 and 2005 grants are noted in the following table.

	Risk-free	Expected	Dividend	Employee	Implied
	interest	volatility	yield	turnover	option
	rate			rate	lifetime
	%	%	%	%	(years)

Year ended 31 December 2005
– Rio Tinto plc	4.9	32.0	2.2	3.0	5.5
– Rio Tinto Limited	5.6	26.0	2.1	3.0	6.2

Year ended 31 December 2004
– Rio Tinto plc	4.9	32.0	3.0	5.0	4.7
– Rio Tinto Limited	5.7	26.0	2.8	5.0	5.0

The total intrinsic value of options exercised during the year

	2006	2005	2004

Rio Tinto plc – share savings plan (£'000)	6,885	2,554	4,743
Rio Tinto plc – share option plan (£'000)	33,637	22,894	3,815
Rio Tinto plc – executive share option scheme (£'000)	—	—	128
Rio Tinto Limited – share savings plan (A$'000)	20,090	6,519	248
Rio Tinto Limited – share option plan (A$'000)	44,863	10,701	3,152

Details as at 31 December 2006 for vested options and options expected to vest
Based on the number of outstanding awards and the assumptions used in the valuation of those awards, the number of awards vested or expected to vest is as follows:

	Number	Weighted	Weighted	Aggregate
	of	average	average	intrinsic
	options	exercise	remaining	value
		price	contractual
			life
			(years)	'000s

Rio Tinto plc – share savings plan	1,264,290	£13.95	2.0	£16,727
Rio Tinto plc – share option plan	3,725,556	£15.42	6.4	£43,813
Rio Tinto plc – mining companies comparative plan	995,925	n/a	2.1	£27,069
Rio Tinto Limited – share savings plan	2,293,235	A$34.76	2.1	A$90,675
Rio Tinto Limited – share option plan	2,409,571	A$40.71	6.3	A$80,937
Rio Tinto Limited – mining companies comparative plan	652,591	n/a	2.2	A$48,488

Back to Contents

RIO TINTO GROUP
NOTES TO FINANCIAL STATEMENTS – (continued)

48	RECONCILIATION TO US ACCOUNTING PRINCIPLES CONTINUED

J.	SFAS 131 Segmental Disclosures (IFRS)

	(a)	(b)	(d)	(e)	(f)	(g)
Year to 31 December 2006	Gross	Depreciation &	Tax	Underlying	Capital	Operating
US$m	sales revenue	amortisation	charge	earnings	expenditure	assets

Iron Ore	6,938	387	1,066	2,279	1,969	6,662
Energy	4,240	324	240	711	582	2,763
Industrial Minerals	2,623	189	85	243	360	2,682
Aluminium	3,493	266	319	746	236	3,607
Copper	7,079	404	309	3,562	640	3,384
Diamonds	838	181	86	205	229	1,056
Other operations	229	3	4	33	48	551
Other items		27	(55)	(261)	169	(152)
Exploration and evaluation		3	(20)	(163)	77	116
Net interest			(18)	(17)

Total before reconciling items	25,440	1,784	2,016	7,338	4,310	20,669
Reconciling items	(2,975)	(275)	357	100	(318)	(2,437)

Totals per the financial statements	22,465	1,509	2,373	7,438	3,992	18,232

	(a)	(b)	(d)	(e)	(f)	(g)
Year to 31 December 2005	Gross	Depreciation &	Tax	Underlying	Capital	Operating
US$m	sales revenue	amortisation	charge	earnings	expenditure	assets

Iron Ore	5,497	315	859	1,722	1,229	4,574
Energy	3,867	305	314	733	412	2,301
Industrial Minerals	2,487	172	115	187	235	2,311
Aluminium	2,744	274	156	392	242	3,361
Copper	4,839	337	403	2,020	501	2,784
Diamonds	1,076	162	160	281	203	1,085
Other operations	232	34	1	40	31	167
Other items		13	(128)	(202)	41	(304)
Exploration and evaluation		3	(16)	(174)	42	(18)
Net interest			(17)	(44)

Total before reconciling items	20,742	1,615	1,847	4,955	2,936	16,261
Reconciling items	(1,709)	(281)	(33)	260	(346)	(1,313)

Totals per the financial statements	19,033	1,334	1,814	5,215	2,590	14,948

	(a)	(b)	(d)	(e)	(f)
Year to 31 December 2004	Gross	Depreciation &	Tax	Underlying	Capital
US$m	sales revenue	amortisation	charge	earnings	expenditure

Iron Ore	3,009	289	259	565	935
Energy	3,008	303	129	431	244
Industrial Minerals	2,126	173	84	243	248
Aluminium	2,356	190	139	331	505
Copper	3,033	281	77	860	326
Diamonds	744	108	117	188	152
Other operations	254	47	8	56	19
Other items		6	(99)	(205)	2
Exploration and evaluation		2	(8)	(128)
Net interest			(30)	(69)

Total before reconciling items	14,530	1,399	676	2,272	2,431
Reconciling items	(1,576)	(228)	(57)	1,025	(172)

Totals per the financial statements	12,954	1,171	619	3,297	2,259

Rio Tinto's management structure is based on the principal product groups shown above. The product groups represent the Group's segments for the purposes of SFAS 131 'Disclosures about segments of an enterprise and related information'. The chief executive of each product group reports to the chief executive of Rio Tinto. Generally, business units are allocated to product groups based on their primary product. The Energy group includes both coal and uranium businesses. The main products of the industrial minerals group are borates, talc, salt and titanium dioxide feedstock. The Copper group includes certain gold operations in addition to copper operations.

a)	Gross sales revenue
Product group gross sales revenue includes 100 per cent of subsidiaries' sales revenue and the Group's share of the sales revenue of equity accounted units. There are minimal sales between product groups. The reconciling item is Rio Tinto's share of the sales revenue of equity accounted units, which is deducted in arriving at consolidated sales revenue as shown on the income statement.

b)	Depreciation and amortisation
Product group totals of depreciation include 100 per cent of subsidiaries' depreciation and amortisation and include Rio Tinto's share of the depreciation and amortisation of equity accounted units. The reconciling item is Rio Tinto's share of the depreciation and amortisation charge of equity accounted units. This is deducted in arriving at the depreciation and amortisation charge for the Group which is shown in note 3 to the financial statements. These figures exclude impairment charges, which are included in c), below.

c)	Items excluded from Underlying earnings
Product group pre tax totals for significant non cash items excluded from Underlying earnings in 2006 comprise net impairment reversals of US$396 million and an exceptional reduction in environmental provisions of US$37 million. In 2005, product group pre tax totals for significant non cash items excluded from Underlying earnings comprise net impairment reversals of US$3 million and an exceptional reduction in environmental provisions of US$84 million. In 2004, there were net impairment charges of US$558 million, of which US$548 million related to accelerated depreciation. Other items excluded from Underlying earnings are gains on disposals of businesses.

Back to Contents

RIO TINTO GROUP
NOTES TO FINANCIAL STATEMENTS – (continued)

48	RECONCILIATION TO US ACCOUNTING PRINCIPLES CONTINUED

J.	SFAS 131 Segmental Disclosures (IFRS) Continued

	Other			Other			Other
	significant			significant			significant
	non cash	Other		non cash	Other		non cash	Other
	items	exclusions	Total	items	exclusions	Total	items	exclusions	Total
	2006	2006	2006	2005	2005	2005	2004	2004	2004
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Iron Ore	298		298		85	85
Energy	(188)		(188)	(13)		(13)	(160)	64	(96)
Industrial Minerals	(7)		(7)	16		16
Aluminium		5	5		11	11		4	4
Copper	647		647	84	30	114	(398)	976	578
Diamonds	(317)		(317)

	433	5	438	87	126	213	(558)	1,044	486
Other gains on disposal					196	196		136	136

Exchange gains and losses excluded from Underlying earnings		83	83		(191)	(191)		224	224

Pre tax total excluded from Underlying earnings	433	88	521	87	131	218	(558)	1,404	846

Tax on items excluded from Underlying earnings			(357)			33			57
Outside interests on items excluded from
underlying earnings			(64)			9			122

Total excluded from underlying earnings			100			260			1,025

d)	Tax charge
The reconciling item is the tax on amounts that are excluded in arriving at Underlying Earnings. These amounts excluded in arriving at Underlying Earnings are included in (c) above. Within product groups, tax of subsidiaries is stated before tax on finance items but after tax on the amortisation of the discount related to provisions. The tax charge excludes tax on the earnings of equity accounted units.
Due to improved prospects for future earnings from the Group's US operations, the Group recongised in 2006 additional deferred tax assets of US$335 million, of which US$303 million was allocated to the copper product group and US$32 million was allocated to other product groups.

e)	Underlying earnings
The reconciling items are the amounts shown in note c) above, post tax and minority interests. These amounts are excluded from Underlying earnings attributable to product groups. The total after reconciling items is ‘net earnings’, which is shown on the face of the income statement.
Product group earnings include earnings of subsidiaries stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to equity accounted units include interest charges and amortisation of discount.
Rio Tinto's share of the profit after tax of equity accounted units of US$1,378 million is shown on the income statement. This amount is attributable US$1,271 million to the copper product group and US$107 million to other product groups and is included in product group underlying earnings (2005: US$660 million to the copper group and US$116 million to other product groups; 2004: US$495 million to the copper group and US$28 million to other product groups).

f)	Capital expenditure
Product Group capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment and intangible assets other than capitalised exploration, which is attributed to the exploration and evaluation product group. The product group totals include 100 per cent of subsidiaries' capital expenditure and Rio Tinto's share of the capital expenditure of equity accounted units. The reconciling item is the net of Rio Tinto’s share of the capital expenditure of equity accounted units, which is excluded in arriving at the outflow for purchase of property, plant & equipment and intangible assets in the cash flow statement, and US$37 million (2005: US$36 million; 2004: US$41 million) for the proceeds of disposals of property, plant and equipment and intangible assets which are shown separately in the cash flow statement.

g)	Operating assets
Product group totals of operating assets include the net assets of subsidiaries before deducting net debt, less outside shareholders' interests, which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies' debt). For equity accounted units, Rio Tinto's net investment is included. The reconciling item is the Group's net debt which is deducted in arriving at the net assets attributable to Rio Tinto shareholders in the balance sheet. In 2006, Rio Tinto's share of investment in equity accounted units is attributable US$1,385 million to the copper product group, US$878 million to the aluminium product group and US$123 million to other product groups (2005: US$1,063 million to the copper product group, US$849 million to the aluminium product group and US$76 million to other product groups).

Back to Contents

Australian Corporations Act — summary of ASIC relief

Pursuant to section 340 of the Corporations Act 2001 ("Corporations Act"), the Australian Securities and Investments Commission issued an ordered dated 27 January 2006 (as amended on 22 December 2006) that granted relief to Rio Tinto Limited from certain requirements of the Corporations Act in relation to the Company's financial statements and associated reports. The order essentially continues the relief that has applied to Rio Tinto Limited since the formation of the Group's Dual Listed Companies ("DLC") structure in 1995. The order applied to Rio Tinto Limited's financial reporting obligations for financial years and half-years ending between 31 December 2005 and 31 December 2009 (inclusive)

In essence, instead of being required under the Corporations Act to prepare consolidated financial statements covering only itself and its controlled entities, the order allows Rio Tinto Limited to prepare consolidated financial statements in which it, Rio Tinto plc and their respective controlled entities are treated as a single economic entity. In addition, those consolidated financial statements are to be prepared:

–	in accordance with the principles and requirements of International Financial Reporting Standards as adopted by the European Union ("EU IFRS") rather than the Australian equivalents of International Financial Reporting Standards ("AIFRS") (except for one limited instance in the case of any concise report), and in accordance with United Kingdom financial reporting obligations generally;

–	on the basis that the transitional provisions of International Financial Reporting Standard 1 "First-time Adoption of International Financial Reporting Standards" should be applied using the combined financial statements previously prepared for Rio Tinto Limited, Rio Tinto plc and their respective controlled entities under Generally Accepted Accounting Principles in the United Kingdom, under which the DLC merger between Rio Tinto Limited and Rio Tinto plc was accounted for using "merger", rather than "acquisition", accounting (reflecting that neither Rio Tinto Limited nor Rio Tinto plc was acquired by, or is controlled by, the other, and meaning that the existing carrying amounts, rather than fair values, of assets and liabilities at the time of the DLC merger were used to measure those assets and liabilities at formation);

–	on the basis that Rio Tinto Limited and Rio Tinto plc are a single company (with their respective shareholders being the shareholders in that single company); and

–	with a reconciliation, from EU IFRS to AIFRS, of the following amounts: consolidated profit for the financial year, total consolidated recognised income for the financial year and total consolidated equity at the end of the financial year (see page A-5).

Those consolidated financial statements must also be audited in accordance with relevant United Kingdom requirements. Rio Tinto Limited must also prepare a directors' report which satisfies the content requirements of the Corporations Act (applied on the basis that the consolidated entity for those purposes is the Group), except that the order allows Rio Tinto Limited to prepare a separate Remuneration report that is merely cross-referenced in the directors' report, instead of including in the Directors' report the Remuneration report otherwise required by the Corporations Act. The separate Remuneration report (see pages 95 to 121) must include all the information required to be included in a remuneration report under the Corporations Act, as well as the information required by AIFRS (namely, AASB 124) dealing with compensation of directors and executives who are "key management personnel", and certain other disclosures.

Rio Tinto Limited is also required to comply generally with the lodgement and distribution requirements of the Corporations Act (including timing requirements) in relation to those consolidated financial statements (including any concise financial statements), the auditor's report and the directors' report. The separate Remuneration report is also required to be lodged with the Australian Securities and Investments Commission at the same time as the consolidated financial statements, and Rio Tinto Limited must not distribute or make available the Remuneration report without the consolidated financial statements and directors' report. At the Company's AGM, it is required to allow shareholders to vote on a non binding resolution to adopt the Remuneration report, on the same basis as would otherwise be required for a Remuneration report under the Corporations Act.

Rio Tinto Limited is not required to prepare separate consolidated financial statements solely for it and its controlled entities. Rio Tinto Limited is required to prepare and lodge parent entity financial statements for itself in respect of each relevant financial year, in accordance with the principles and requirements of AIFRS (other than in respect of key management personnel compensation disclosures under AASB 124, which as noted above are instead incorporated into the separate Remuneration report), and to have those statements audited. Those financial statements are not required to be laid before the Company's AGM or distributed to shareholders as a matter of course.

However, Rio Tinto Limited must:
–	include in the consolidated financial statements for the Group, as a note, Rio Tinto Limited's parent entity balance sheet, income statement, statement of changes in equity and statement of cashflows, prepared in accordance with AIFRS; and

–	make available the full parent entity financial statements free of charge to shareholders on request, and also include a copy of them on the Company's website.

The parent entity financial statements are available for download from the Rio Tinto website at www.riotinto.com. Shareholders may also request a copy free of charge by contacting the Rio Tinto Limited company secretary.

Back to Contents

Report of Independent Registered Public Accounting Firms

To the Boards of Directors and Shareholders of Rio Tinto plc and Rio Tinto Limited:
We have completed an integrated audit of the Rio Tinto Group’s 31 December 2006 consolidated financial statements and of its internal control over financial reporting as of 31 December 2006 and an audit of its 31 December 2005 and 31 December 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements
In our opinion, the accompanying consolidated income statements and the related consolidated balance sheets, consolidated statements of cash flows and consolidated statements of recognised income and expense present fairly, in all material respects, the financial position of the Rio Tinto Group at 31 December 2006 and 31 December 2005 and the results of their operations and cash flows for each of the three years in the period ended 31 December 2006, in conformity with International Financial Reporting Standards (IFRS) as adopted by the European Union. These financial statements are the responsibility of Rio Tinto Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.
      IFRS as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 48 to the consolidated financial statements.
      As discussed under the heading "Basis of preparation" on page A-7 in Note 1 to the consolidated financial statements, as a result of adopting IAS 21, IAS 39 and IFRS 5 on 1 January 2005, the Group changed its method of accounting for financial instruments and non-current assets held for sale. In line with the relevant transitional provisions, the prior period comparatives have not been re-stated.

Internal control over financial reporting
Also, in our opinion, management’s assessment, included in the accompanying "Management's Report on Internal Control over Financial Reporting” as set out in item 15 on page 147, that the Rio Tinto Group maintained effective internal control over financial reporting as of 31 December 2006 based on criteria established in ‘Internal Control – Integrated Framework’ issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Rio Tinto Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2006, based on criteria established in "Internal Control – Integrated Framework" issued by the COSO. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Group’s internal control over financial reporting based on our audit.
      We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards and principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting standards and principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP	/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP	PricewaterhouseCoopers
Chartered Accountants	Chartered Accountants
London, United Kingdom	Perth, Australia
27 June 2007	27 June 2007
In respect of the Board of Directors and Shareholders of Rio Tinto plc	In respect of the Board of Directors and Shareholders of Rio Tinto Limited

Back to Contents

MINERA ESCONDIDA LIMITADA

Financial Statements
June 30, 2006 and 2005

(With Independent Auditor’s Report Thereon)

Back to Contents

MINERA ESCONDIDA LIMITADA

Back to Contents

Independent Auditors’ Report

The Owners
Minera Escondida Limitada:

We have audited the accompanying balance sheets of Minera Escondida Limitada as of June 30, 2006 and 2005, and the related statements of income, equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Minera Escondida Limitada as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG Ltda.

Santiago, Chile
15 October 2006

Back to Contents

MINERA ESCONDIDA LIMITADA

Balance Sheets
June 30, 2006 and 2005
(in thousands of USD)

	2006	2005

Assets
Current assets:
Cash and cash equivalents	12,400	153,166
Trade accounts receivable	1,450,018	524,196
Due from related companies	28,544	25,463
Other receivables, including employee receivables	7,125	14,098
Production inventories	107,129	70,347
Supplies and spare parts, net	50,601	34,522
Other current assets	152,758	26,539

Total current assets	1,808,575	848,331

Property, plant and mine development, net	3,378,681	2,922,449

Other assets:
Deferred stripping, net	441,111	492,533
Intangible assets, net	56,969	62,554
Other assets, net	134,705	112,875

Total other assets	632,785	667,962

Total assets	5,820,041	4,438,742

(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA

Balance Sheets
June 30, 2006 and 2005
(in thousands of USD)

	2006	2005

Liabilities and Owners’ Equity
Current liabilities:
Short-term debt	190,000	133,000
Short-term portion of senior unsecured debt	85,000	85,000
Short-term portion of subordinated owners’ debt	48,000	40,500
Short-term portion of bonds	40,000	40,000
Accounts payable to suppliers	152,812	107,102
Due to related companies	29,518	24,019
Accrued liabilities and withholdings	87,015	104,158
Sundry creditors	4,061	3,752
Income taxes payable	255,088	100,887
Deferred income taxes	77,303	20,403
Interest payable	18,951	16,327
Financial liabilities	187,473	—

Total current liabilities	1,175,221	675,148

Long-term liabilities:
Senior unsecured debt	827,500	912,500
Subordinated owners’ debt	362,000	410,000
Bonds	18,578	57,819
Sundry creditors	55,527	59,582
Accrued employee severance indemnities	56,360	47,046
Deferred income taxes	188,110	151,175
Accruals and reclamation reserve	96,668	72,475

Total long-term liabilities	1,604,743	1,710,597

Owners’ equity:
Paid-in capital	597,902	547,902
Retained earnings	2,442,175	1,505,095

Total owners’ equity	3,040,077	2,052,997

Total liabilities and owners’ equity	5,820,041	4,438,742

Accompanying notes from 1 to 24 are an integral part of these financial statements.

Back to Contents

MINERA ESCONDIDA LIMITADA

Statements of Income
June 30, 2006 and 2005
(in thousands of USD)

	2006	2005

Operating revenues:
Sales	8,073,540	3,887,684
Refining and treatment charges	(762,021)	(390,654)
Concentrate and cathode shipping charges	(149,716)	(117,264)

Net sales	7,161,803	3,379,766
Operating costs and expenses
Cost of products sold	(1,231,376)	(970,391)
Sales commissions	(14,209)	(8,703)

Net operating income	5,916,218	2,400,672

Non-operating income (expense):
Interest income	10,500	5,245
Interest expense	(57,391)	(68,550)
Realized fair value change – derivative	(188,086)	—
Unrealized fair value change – derivative	(95,746)	—
Exchange loss, net	(14,270)	(16,063)
Miscellaneous expenses, net	(54,588)	(48,089)

Non-operating expense	(399,581)	(127,457)

Income before income taxes	5,516,637	2,273,215
Income taxes	(1,029,557)	(389,713)

Net income for the year	4,487,080	1,883,502

Accompanying notes from 1 to 24 are an integral part of these financial statements.

Back to Contents

MINERA ESCONDIDA LIMITADA

Statements of Equity
June 30, 2006 and 2005
(in thousands of USD)

			Total
		Retained	stockholders
	Capital	earnings	equity

Balance at July 1, 2004	531,202	708,452	1,239,654
Net income	—	1,883,502	1,883,502
Capitalization of retained earnings	16,700	(16,700)	—
Dividends declared	—	(1,070,159)	(1,070,159)

Balance at June 30, 2005	547,902	1,505,095	2,052,997
Net income	—	4,487,080	4,487,080
Capitalization of retained earnings	50,000	(50,000)	—
Dividends declared	—	(3,500,000)	(3,500,000)

Balance at June 30, 2006	597,902	2,442,175	3,040,077

Accompanying notes from 1 to 24 are an integral part of these financial statements.

Back to Contents

MINERA ESCONDIDA LIMITADA

Statements of Cash Flows
June 30, 2006 and 2005
(in thousands of USD)

	2006	2005

Cash flows from operating activities:
Cash received from customers	6,248,350	3,271,382
Cash paid to suppliers and employees	(727,807)	(698,067)
Interest received	10,500	5,245
Other payments	(36,305)	47,554
Interest paid	(92,615)	(73,362)
Income taxes paid	(780,212)	(367,130)
Realized fair value change – derivative	(188,086)	—
Other expenses paid	(13,317)	(44,423)
Deferred stripping costs	(290,392)	(261,422)

Net cash flows provided by operating activities	4,130,116	1,879,777

Cash flow from investing activities:
Proceeds from sale of equipment	1,250	2,071
Exploration activities	(9,410)	(10,369)
Purchase of property, plant and equipment	(650,478)	(591,313)

Net cash flows used in investing activities	(658,638)	(599,611)

Cash flow from financing activities:
Borrowing from banks and financial institutions	190,000	229,500
Dividends paid	(3,500,000)	(1,070,159)
Principal payments on long-term debt	(221,744)	(365,500)
Interest payments on bonds	(40,000)	(40,000)
Repayments of loans from related parties	(40,500)	(33,000)

Net cash flows used in financing activities	(3,612,244)	(1,279,159)

Net cash flows for the year	(140,766)	1,007
Cash and cash equivalents at beginning of year	153,166	152,159

Cash and cash equivalents at end of year	12,400	153,166

(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA

Statements of Cash Flows
June 30, 2006 and 2005
(in thousands of USD)

	2006	2005

Reconciliation of net income to net cash flows provided by operating activities
Net income for the year	4,487,080	1,883,502
Result on sale of assets-
Gain from sale of equipment	(1,250)	671
Debits/(credits) to net income not representing cash flows:
Depreciation and amortization	280,324	209,040
Net foreign exchange loss	14,270	16,063
Deferred income taxes	106,499	31,289
Amortization of post-production mine development expenditures	333,637	230,618
Other debits not representing cash flows	—	13,680
(Increase)/decrease in current assets:
Trade accounts receivable	(916,412)	(185,246)
Deferred stripping	(290,392)	(261,422)
Due from related companies	(3,081)	(25,142)
Other receivables	(34,707)	(739)
Production inventories	(36,782)	(12,226)
Supplies and spare parts, net	(26,798)	(3,949)
Recoverable taxes	—	—
Other current assets	(84,539)	9,918
Increase/(decrease) in current liabilities:
Accounts payable to suppliers	(47,939)	(33,950)
Due to related companies	5,499	12,630
Accrued liabilities and withholdings	10,535	2,672
Sundry creditors	309	170
Income taxes payable	143,766	(13,079)
Financial liabilities	187,473	—
Other	2,624	5,277

Net cash flows from operating activities	4,130,116	1,879,777

Accompanying notes from 1 to 24 are an integral part of these financial statements.

Back to Contents

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements
June 30, 2006 and 2005
(in thousands of USD)

(1)	Description of Business
Minera Escondida Limitada (the “Company” or “Escondida”) is a mining company engaged in the exploration, extraction, processing, and marketing of mineral resources. The Company is currently exploiting the Escondida copper ore body located in the Second Region of the Republic of Chile, 170 kilometers southeast of the city of Antofagasta at an altitude of 3,100 meters above sea level. The Company produces copper concentrates and copper cathodes through an open-pit mining operation and cathode treatment plants at the mine site. The concentrate also includes gold and silver. The concentrate is transported by pipeline to the port facility in Coloso near Antofagasta where it is filtered and shipped to the customers. The copper cathodes are produced at an Oxide Plant, a heap leaching and SX/EW facility, located at the mine site. The copper cathodes are transported by rail to the port of Antofagasta for shipment to customers.
The Company was formed by public deed on August 14, 1985 as a partnership. As of June 30, 2006 and 2005, the Owners are as follows:

Percentage of
Equity %

BHP Escondida Inc.	57.5
Rio Tinto Escondida Limited	30.0
JECO Corporation	10.0
International Finance Corporation	2.5

Total	100.0

The company has completed several expansions. The Phase I expansion was completed in 1993, Phase II in 1994 and Phase III in 1998. On December 1, 1998, Escondida commissioned its Oxide Leach Plant, a heap leaching operation and SX/EW plant. In January 1999, the Phase III.5 expansion was completed. The Phase IV expansion was completed in October 2002. On October 1, 2002, Minera Escondida Limitada merged with its related company Sociedad Contractual Minera Escondida, which until that date, held the mining rights over the Escondida copper ore body.

(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements
June 30, 2006 and 2005
(in thousands of USD)

(2) Summary of Significant Accounting Policies and Practices

(a) General
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company maintains accounting records in United States dollars, the Company’s functional currency, as authorized by the Company’s Foreign Investment Contract with the Chilean government. Transactions in other currencies are recorded at actual rates realized. Year-end balances in Chilean pesos and other currencies are translated at the applicable closing exchange rates.

(b) Cash Equivalents
Cash equivalents of $12,077 and $152,140 at June 2006 and 2005, respectively, consist of short term investments with an initial term of less than one month in financial instruments issued by Commercial Banks and Central Bank of Chile Papers. For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(c) Trade Accounts Receivable
The accounts receivable balances at June 30, 2006 and 2005 include provisional invoices issued for copper concentrate and copper cathode shipments. Such invoices are based on the Company’s weights and assays, which are subject to review and final agreement by the customers. Under the terms of the sales contracts, the final prices to be received will also depend on the prices fixed for copper by independent metal exchanges, including the London Metal Exchange, during the future quotation periods applicable to each delivery. At June 30, 2006 and 2005, the sales under provisional invoicing arrangements have been valued based on forward price. Refining, treatment and shipping charges are netted against operating revenues in accordance with industry practices. Gold and silver revenues are deducted from the cost of products sold. The Company has not recorded an allowance for doubtful accounts, as management considers all accounts and notes receivable are collectible.

(d) Inventory
Minerals in process (including stockpile inventory), copper concentrate and copper cathodes are valued at the lower of cost or market value. Mining and milling costs and non cash costs are included in the value of the inventories, as well as the allocated costs of central maintenance and engineering and the on-site general and administrative costs including all essential infrastructure support. Materials and supplies are valued at the lower of average cost and estimated net realizable value.

(e) Financial Instruments
The Company accounts for derivatives and hedging activities in accordance with FASB Statement N° 133, Accounting for Derivative Instruments and Certain Hedging Activities as amended, which requires that all derivate instruments be recorded on the balance sheet at their respective fair value. Derivatives, including those embedded in other contractual arrangements but separated for accounting purposes because they are not clearly and closely related to the host contract, are initially recognized at fair value on the date the contract is entered into and are subsequently remeasured at their fair value. The resulting gain or loss on remeasurement is recognized in the income statement. The measurement of fair value is based on quoted market prices. Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Company’s views on relevant prices.
The Company’s financial instrument policy is designed to achieve sales at the average annual LME price shifted forward by one month and three months, for cathodes and concentrates respectively, for all tonnes of copper shipped in a given calendar year. In the case where copper is sold with a different quotation period than our targeted standard price or shipments are not distributed evenly over the year, paper adjustments will be made.
Financial instruments in revenue – see note 2(q). Financial instruments in treatment charges – see note 24.
All derivatives are marked to market at year end.

(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA
Notes to Financial Statements
June 30, 2006 and 2005
(in thousands of USD)

(f)	Property, Plant and Equipment
Property, plant and equipment are stated at cost. Cost includes capitalized interest incurred during the construction and development period and during subsequent expansion periods.
Plant and equipment with a useful life of less than the life of the mine are depreciated on a straight-line basis over the respective useful lives, ranging from 3 to 11 years. The remaining items of plant and equipment are depreciated on a units-of-production basis over the life of the proven and probable copper reserves.
Mine development is depreciated on a units-of-production basis over the life of the proven and probable copper reserves. Land is not subject to depreciation.
Changes in estimates are accounted for over the estimated remaining economic life or the remaining commercial reserves of the mine as applicable.
Total depreciation and amortization for the years ended June 30, 2006 and 2005 was $280,324 and $209,040, respectively, and is included as a cost of the production of inventories.
Expenditures for replacements and improvements are capitalized when the asset’s standard of performance is significantly enhanced or the expenditure represents a replacement of a component of an overall tangible fixed asset which has been separately depreciated.

(g)	Mining Property
At June 30, 2006 and 2005, the Company has recognized certain costs relating to mining property as property, plant and equipment. These include:
i)	Costs incurred in delineating and developing the Escondida copper ore body and neighboring mineral areas of interest (in areas which have been subject to feasibility studies), together with the cost of drilling programs aimed at determining the extent of the mineral body, obtaining other technical data, and related direct expenses.
ii)	Other expenditure incurred in the pre-operating stage of the project.

(h)	Exploration
Exploration expenditures incurred in search of mineral deposits and the determination of the commercial viability of such deposits are charged against income as incurred until project feasibility is attained, from which time onward such costs are capitalized.
At June 30, 2006 and 2005 there where no capitalized exploration expenditure.

(i)	Intangible Assets
This corresponds to the fair value of the water right at the date of acquisition. This asset is amortized on a units-of-production basis over the life of proven and probable copper reserves.

(j)	Other Assets
Other assets consist of medium-grade ore stockpile, deferred borrowing expenses, spare parts and other minor assets.
The medium-grade ore stockpiled for future use is valued at the lower of average production cost or market value.
Borrowing expenses corresponding to the issuance of debt are capitalized and amortized based on the interest method over the period of the debt.
Spare parts are assets that will not be consumed within one year from balance sheet date, and are stated at cost and net of a provision for inventory obsolescence.

(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA
Notes to Financial Statements
June 30, 2006 and 2005
(in thousands of USD)

(k)	Deferred Stripping
Deferred stripping includes waste removal costs which are necessary to access the mineral resources to obtain economic benefits over future periods.
As of June 30, 2006 and 2005, the following costs have been recognized as deferred stripping:
i)	Stripping costs through October 1990.
ii)	Costs incurred in post-production mine development.
Pre stripping costs through October 1990 are included as part of property, plant and mine development. Post-production mine development costs are recorded in a long term deferred stripping account which is debited by all the mining costs exclusively associated to the waste removal. Credits or amortization to the account is made based on a proportion of the specific period production in relation to the life of mine production. Inventory valuation is calculated under weighted average price. Tonnes extracted have been defined as the unit of measure.
Amortization is calculated using the ratio of total estimated tonnes of waste to be removed to estimated tonnes of contained copper metal in the ore to be mined over the mine life (“the strip ratio”). The contained copper metal and waste is defined in base to Ore Reserve Policy under Life of Mine at least every year, with this the company determines the absorption ratio (Waste / Contained copper metal) which Deferred Stripped is translated to cost.
Our accounting for stripping cost smoothes the cost of waste-rock removal over the life of the mine, rather than expensing the actual waste removal cost incurred in each period.
Accounting practices in the mining industry vary for deferred stripping with some companies recognizing the total cost of waste removal expenditure in the period they occur. Such a policy, if followed, may result in greater volatility in the period to period results of operations.
The waste to ore ratio for the mining activities in Escondida was 2.84 for the year 2005 and 2.89 for year 2006. These ratios were obtained from the life of mine plan for the respective year.
The criteria for defining ore and waste is based on material moved every month. Waste is defined as the material below the cut-off copper grade and not commercially exploitable by the existing technology.
Deferred stripping unamortized expenses are presented in the balance sheet as part of the “Other non current Assets”. Amortized expenses are reported as part of the cost of sales.

(l)	Income Taxes
Pursuant to its Foreign Investment Agreement with the Chilean government, the Company has opted to pay income taxes based on the generally applicable rate in effect, instead of the fixed rate set forth in such agreement. As a result, current income taxes are calculated in accordance with existing Chilean tax legislation.
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA
Notes to Financial Statements
June 30, 2006 and 2005
(in thousands of USD)

(m) Reclamation and Environmental Costs
The Company provides for the costs of mine reclamation activities as required by various Chilean governmental agencies and Escondida owners regarding required minimum environmental business conduct. Certain reclamation costs are incurred and expensed as part of ongoing mining operations where no current or future benefit is discernible. For other reclamation costs the estimated future cost of decommissioning and restoration, discounted to its net present value, is provided and capitalized as part of the cost of each project. The capitalized cost is amortized over the life of the project and the increase in the net present value of the provision is treated as an operating expense.
Liabilities for loss contingencies, including environmental remediation costs not within the scope of FASB Statement No. 143, Accounting for Asset Retirement Obligations, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of environmental remediation costs from third parties, which are probable of realization, are separately recorded as assets, and are not offset against the related environmental liability, in accordance with FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts.

(n) Severance Indemnities
The Company has an agreement with its employees to pay severance indemnities on termination of labor contracts. Provision has been made on the basis of one month’s remuneration per year of service, calculated on the latest month’s remunerations.

(o) Use of Estimates
The preparation of the financial statements requires the management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimation and assumptions include the carrying amount of property, plant and equipment, mining property, exploration and intangibles; valuation allowances for receivables, inventories and deferred income tax assets; environmental liabilities; and obligations related to employee benefits. Actual results could differ from those estimates.

(p) Impairment of Long-Lived Assets
In accordance with FASB Statement No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant, and equipment (including mining property and exploration), and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized being the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

(q) Revenue Recognition
Revenue is recognized when title to Copper Concentrate and Copper Cathode passes to the buyer when the ships depart from the loading port. The passing of title to the customer is based on the terms of the sales contract.
Under our copper concentrate sales contracts with smelters, final prices are set on a specified future quotational period, typically three months after the month of arrival. For copper cathode sales contracts, final prices are typically one month after the month of arrival. Revenues are recorded under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from four to six months after shipment in copper concentrates and two months for copper cathodes. Final sales are settled using smelter weights, settlement assays (average of assays exchanged and/or umpire assay results) and are priced as specified in the smelter contract. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded as a receivable on the balance sheet and is adjusted to fair value through revenue and cost of sales (for the smelting and refining charges of the sales) each period until the date of final copper settlement. The form of the material being sold, after deduction for smelting and refining is in an identical form to that sold on the London Bullion Market. The form of the product is metal in flotation concentrate, which is the final process for which the company is responsible.

(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA
Notes to Financial Statements
June 30, 2006 and 2005
(in thousands of USD)

(r) Recently Issued Accounting Standards
In March 2005, the Emerging Issues Task Force (EITF) of the FASB reached a consensus in Issue No. 04-6 Accounting for Stripping Costs Incurred During Production in the Mining Industry (EITF 04-6) that stripping costs incurred during the production phase of a mine are variable production costs. As such, stripping costs incurred during the production phase are treated differently to stripping costs incurred during the development stage. This consensus is applicable for the financial year beginning after 15 December 2005. The Company in adopting EITF 04-6 will retrospectively adjust the 2006 financial year to record a credit to the income statement of $51,422 and a reduction to retained earnings at 1 July 2005 of $492,533. For the 2007 year all ongoing stripping costs will be recorded as production costs.
In March 2006, the EITF of the FASB reached a consensus in Issue No. 06-3 How Taxes Collected From Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is, Gross versus Net Presentation) (EITF 06-3). The disclosure required by the consensus will be applicable for annual reporting periods after December 15, 2006. This permits companies to elect to present on either a gross or net basis based on their accounting policy. This applies to sales and other taxes that are imposed on and concurred with individual revenue producing transactions between a seller and a consensus would not apply to tax systems that are based on gross receipts or total revenues. The Company is currently assessing the impact of EITF 06-3.
In June 2006, the FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (FIN 48) was issued. FIN 48 required tax benefits from an uncertain position to be recognized only if it is more likely than not that the position is sustainable, based on its technical merits. The interpretation also requires qualitative and quantitative disclosures, including discussion of reasonably possible changes that might occur in recognized tax benefits over the next 12 months, a description of open tax years by major jurisdiction, and a roll-forward of all unrecognized tax benefits. FIN 48 first applies for the Group’s financial year beginning 1 July 2007. The Company is currently assessing the impact of adopting FIN 48.
In February 2006, the FASB issued Statement of Financial Accounting Standard No.155 Accounting for Certain Hybrid Financial Instrument (SFAS 155). SFAS 155 provides entities with relief from having to separately determine the fair value of an embedded derivate that would otherwise have to be bifurcated from its host contract in accordance with SFAS 133. SFAS 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. Additionally, SFAS 155 requires that interest in securitized financial assets be evaluated to identify whether they are freestanding derivatives or hybrid financial instruments containing an embedded derivative that requires bifurcation (previously these were exempt from SFAS 133). SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after the beginning of an entity’s first fiscal year that begins after 15 September 2006. The Company is currently assessing the impact of adopting SFAS 155.
In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending on or after November 15, 2006, with earlier adoption encouraged. The Company is currently in the process of assessing the impact the adoption of SAB 108 will have on its financial statements.
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140” (“SFAS 156”). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006, with earlier adoption permitted. The Company does not believe the adoption of SFAS 156 will have a significant effect on its financial statements.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently in the process of assessing the impact the adoption of SFAS 157 will have on its financial statements.

(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA
Notes to Financial Statements
June 30, 2006 and 2005
(in thousands of USD)

(3)	Cash and Cash Equivalents
As of June 30, 2006 and 2005, cash and cash equivalents are summarized as follows:
	2006	2005

Cash and bank deposits	323	1,026
Deposits	12,077	—
Deposits Chilean Central Bank	—	152,140

Total	12,400	153,166

(4)	Trade Accounts Receivable
Trade accounts receivable at June 30, 2006 and 2005, consist of the following:
	2006	2005

Domestic clients	154,595	56,932
Foreign clients	1,295,423	467,264

Total	1,450,018	524,196

(5)	Other Receivables, including employee receivables
Other receivables are summarized as follows:
	2006	2005

Accounts and notes receivable from employees	3,011	7,243
Other accounts receivables	4,114	6,855

Total	7,125	14,098

(6)	Production Inventories
Production inventories are summarized as follows:
	2006	2005

Work in progress – Ore stockpiles	6,938	3,394
Minerals in process	56,570	28,047
Finished Goods – Copper concentrate	35,362	35,382
Finished Goods – Copper cathode	8,259	3,524

Total	107,129	70,347

(7)	Other Current Assets
Other current assets are summarized as follows:
	2006	2005

Prepayment and deferred expenses (a)	54,696	16,049
Derivative asset	50,298	—
Deposit	45,019	—
Tax for recovery	2,626	10,366
Other assets	119	124

Total	152,758	26,539

(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements
June 30, 2006 and 2005
(in thousands of USD)

(7)	Other Current Assets, Continued

(a)	Prepayment and deferred expenses.
Details of this account include:

	2006	2005

Prepayment for Power line	9,834	10,493
Prepayment for Mineral Rights	1,551	1,297
Deferred borrowing expenses	1,881	4,259
Derivative asset (price participation in refining)	41,430	—

Total	54,696	16,049

(8)	Property, Plant and Mine Development

Property, plant and mine development is summarized as follows:

	2006	2005

Land	4,252	4,252
Mining development costs (pre-production)	238,379	238,379
Machinery, vehicles and installations	4,030,912	3,640,934
Construction in progress	1,070,663	736,223

Sub total	5,344,206	4,619,788
Accumulated depreciation and amortization	(1,965,525)	(1,697,339)

Total	3,378,681	2,922,449

Depreciation and amortization expense amounted to $274,740 for the year ending June 30, 2006 and $204,290 for the year ending June 30, 2005.

Interest capitalized for the years ending June 30, 2006 and 2005 was $39,359 and $12,328, respectively.

The asset retirement obligation included in property, plant and mine development, net of accumulated amortization was $42,083 in 2006 and $19,679 for 2005.

(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements
June 30, 2006 and 2005
(in thousands of USD)

(9)	Deferred Stripping, net

Deferred stripping is summarized as follows:

	2006	2005

Post-production mine development expenditures at beginning of year	492,533	463,100
Deferred expenditure incurred during the year	340,342	301,758
Charged to production cost during the year	(391,764)	(272,325)

Post-production mine development expenditures at end of year	441,111	492,533

The stripping waste/ore ratio according to life of mine applicable for year 2005 and 2006 was 2.84 and 2.89, respectively. The variance in year 2006 is due to changes to the new life of mine plan (LOM plan) which moves more waste to obtain the same level of ore tonnes.
      The deferred stripping absorption rate in line with the life of mine for year 2005 was 11.54%. This ratio was increased for year 2006 to 11.88% because of the new LOM plan.

(10)	Intangible Assets, net

Intangible assets are summarized as follows:

	2006	2005

Water rights – at cost	75,886	75,886
Accumulated amortization	(18,917)	(13,332)

Total intangible assets, net	56,969	62,554

The above water rights were acquired from Minera Zaldívar in November 2000 and are related to operations of Phase IV of the mining project.
      Aggregate amortization expense for amortizing intangible assets was $5,584 and $4,750 for the years ended June 30, 2006 and 2005, respectively. For each of the next 5 years amortization expenses for intangibles is expected to be $3,748 in 2007, $3,528 in 2008, $3,390 in 2009, $3,298 in 2010 and $3,298 in 2011 approx.

(11)	Other Assets, net (Non current)

Other assets are summarized as follows:

	2006	2005

Medium-grade ore stockpile (a)	86,419	75,808
Deferred borrowing expenses (b)	832	2,553
Spare parts (c)	33,734	23,015
Other assets (d)	13,720	11,499

Total	134,705	112,875

(a)	Medium-grade ore stockpile
During mining operations the portion of ore mined below a specific copper grade is stockpiled in the medium-grade ore stockpile for future use. This ore is valued as described in note 2(j).
(b)	Deferred borrowing expenses
The amortization expense for the periods ending June 30, 2006 and 2005 amounts to $1,721 and $2,975, respectively, calculated as described in note 2(j).
(c)	Spare parts
Corresponds to spare parts that will not be consumed within one year from balance sheet date.
(d)	Other assets

	2006	2005

Recoverable withholding taxes (*)	4,938	5,497
Notes receivable – employee housing program and Other	8,782	6,002

Total other assets	13,720	11,499

(*)	The Chilean Internal Revenue Service allows for the recovery of withholding taxes relating to technical service contracts over the tax life of the related asset. The non-current portion of recoverable withholding taxes has been included under other assets.

(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements
June 30, 2006 and 2005
(in thousands of USD)

(12)	Balances and Transactions with Related Companies

(a)	Balances with related companies are summarized as follows:

(i)	Due from – current

		2006	2005

Company	Nature of relationship
BHP Escondida Inc.	Parent Company	281	138
BHP Billiton Marketing AG	Common ownership	28,040	24,452
Other	Various	223	873

Total		28,544	25,463

(ii)	Due to – current

		2006	2005

Company	Nature of relationship
BHP Minerals International Inc.	Common ownership	600	1,248
BHP Billiton Marketing AG	Common ownership	11,523	17,710
BHP Chile Inc.	Common ownership	15,123	2,440
BHP International Finance Corporation	Common ownership	926	822
Other	Various	1,346	1,799

Total		29,518	24,019

(b)	Transactions with related companies are summarized as follows:

			Revenue/(expense)
			for the year ended
			2006	2005

Company	Nature of relationship	Transaction
BHP Billiton Marketing AG	Common ownership	Sales agency commissions	(14,209)	(8,703)
		Reimbursement of expatriate salaries	(6,869)	(5,985)
BHP Billiton Marketing AG	Common ownership	Freight	(140,396)	(110,806)
BHP Billiton Marketing AG	Common ownership	Sales	400,111	146,458
BHP Chile Inc.	Common ownership	Financial service	(4,797)	(3,698)
	Common ownership	Reimbursement of capital project	(12,351)	(9,729)

Payment conditions for all intercompany liabilities is 30 days from the date the transactions are received and accepted.

(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements
June 30, 2006 and 2005
(in thousands of USD)

(13)	Income Taxes

(a)	Current income taxes payable
Income tax expense attributable to income from continuing operations of $1,029,557 and $389,713 for the years ended June 30, 2006 and 2005, respectively, differed from the amounts computed by applying the Chilean income tax rate of 18.09% (17% for period to 31 December; 18.66% for period 1 January to 30 June) in 2006, (tax rate for the year ended June 30 2005 is 17%), to pretax income from continuing operations as a result of the following:

	2006	2005

Computed expected tax expense	997,710	386,447
Increase (reduction) in income taxes resulting from:
Adjustment to deferred tax assets and liabilities from increase in tax rate	36,692	—
Other, net	(4,845)	3,266

Computed effective tax expense	1,029,557	389,713

On 1 January 2006 the Chilean tax rate for the Company increased from 17% to 18.66% (Calendar year 2006 & 2007) and to 20.32% (from calendar year 2008 to 2018), following the introduction of a mining tax. The effect of this on current income tax from 1 January 2006 is included in “Computed expected tax expense”.

(b) Income tax charge for the year
The income tax charge for the year is summarized as follows:

	2006	2005

Current income taxes provision	935,722	361,050
Deferred income taxes	93,835	28,663

Total	1,029,557	389,713

All income tax expense is domestic tax. There is no foreign income tax expense.
      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of US$275,650. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.
      The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements
June 30, 2006 and 2005
(in thousands of USD)

(13)	Income Taxes, Continued

(c)	Deferred income taxes
Deferred income taxes are summarized as follows:

	2006		2005

	Current	Long-term	Current	Long-term

Deferred tax assets:
Obsolescence reserve	—	4,654	—	4,254
Price variance provision for provisional sales	10,435	—	—	—
Accrued employee annual leave	1,393	—	1,022	—
Accrued employee benefits	—	11,314	—	7,537
Accrued reclamation	—	17,656	—	10,481
Other	6,864	2,961	—	2,300

Gross deferred income tax assets	18,692	36,585	1,022	24,572

Deferred tax liability:
Property, plant and equipment, net	—	(130,213)	(15,214)	(165,144)
Deferred stripping	—	(84,779)	—	—
Post-production mine development	—	(5,931)	—	(9,445)
Capitalized interest	—	(3,772)	—	(1,158)
Price variance provision for provisional sales	(95,995)	—	(5,840)	—
Debt issuance costs	—	—	(371)	—

Gross deferred income tax liabilities	(95,995)	(224,695)	(21,425)	(175,747)

Net deferred tax liability	(77,303)	(188,110)	(20,403)	(151,175)

(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements
June 30, 2006 and 2005
(in thousands of USD)

(14)	Accrued Liabilities and Withholdings
Accrued liabilities and withholdings are summarized as follows:
	2006	2005

Accrued liabilities and withholdings for employee compensation	36,888	29,871
Accrued project and vendor costs	47,342	71,528
Other	2,785	2,759

Total	87,015	104,158

(15)	Accruals and Reclamation Reserve
Details of this account include:

	2006	2005

Restoration and Rehabilitation (a)	86,892	61,654
Deferred customs duties and other	9,776	10,821

Total	96,668	72,475

(a) Provision for restoration and rehabilitation movements are summarized:

	2006	2005

Opening balance	61,654	59,924
Accretion	2,171	2,097
Increases to the provision	24,161	—
Payments	(1,094)	(367)

Closing balance	86,892	61,654

The estimated undiscounted value of the restoration & rehabilitation provision is US$171,000 for the period ending 30 June 2005 and US$287,080 for June 2006. The discount rate applied to the cash flows is 3.5% and 3.72% respectively and it is not expected to have relevant payments in the next five years.
     The provision for restoration & rehabilitation includes the dismantling of all the mine site facilities, including Los Colorados and Laguna Seca plant, the Cathode oxide plant, Cathode Sulphide Leach plant, a portion of the Coloso port facilities and the rehabilitation of the Salar de Punta Negra environment. Refer to note 8 for details of asset retirement obligation.

(16)	Short Term Debt
At the close of 2006 and 2005, the Company records short term debt as follows:

	Current Rate	Payment Date	2006	2005

Banco Santander Santiago	*L+0.035%	31/07	70,000	133,000
Banco Estado	*L+0.05%	21/07	70,000	—
Banco BCI	*L+0.05%	13/07	50,000	—

Total			190,000	133,000

(*)	L: LIBOR 30 days

(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements
June 30, 2006 and 2005
(in thousands of USD)

(17)	Long Term Debt
The balances of long-term debt outstanding are summarized as follows:

(a)	Senior unsecured debt
The balances of the senior unsecured debt outstanding (including the short-term position) are summarized as follows:

	Current rate	2006	2005

BNP Paribas (1998)	**L +0.25%	275,000	275,000
The Bank of Tokyo - Mitsubishi Ltd. (2001)	**L+0.175%	87,500	112,500
Japan Bank for International Cooperation (2001)	**L +0.25%	262,500	297,500
Kreditanstalt für Wiederaufbau (2001)	**L +0.275%	137,500	162,500
The Bank of Tokyo - Mitsubishi Ltd. (2005)	**L +0.275%	45,000	45,000
Japan Bank for International Cooperation (2005)	**L +0.20%	105,000	105,000

Sub total		912,500	997,500
Less:
Short term portion		(85,000)	(85,000)

Total		827,500	912,500

(**)	L: LIBOR 30 days

On June 12, 1998 the Company entered into an unsecured loan agreement for the amount of $275 million with BNP Paribas. As at June 30, 2006 the interest rate is LIBOR + 0.25%. The loan is due for repayment in June 2008 (full amount).
On September 14, 2001, the Company entered into a loan agreement for the amount of $500 million, of which $350 million is with Japan Bank for International Cooperation, and $150 million with a syndicate of banks, with The Bank of Tokyo-Mitsubishi Ltd. being the agent bank. At June 30, 2003, the total loan had been drawn down. The loan with Japan Bank for International Cooperation is payable in 20 semi-annual payments commencing March 1, 2004 and bears interest at LIBOR (180-day) plus 0.25%. The syndicate loan with The Bank of Tokyo-Mitsubishi Ltd. as lead bank is payable in 12 semi-annual payments commencing March 1, 2004, and at commencement bore interest at LIBOR (180-days) + 0.9%. On March 2006 the interest rate was renegotiated and decreased to LIBOR (180 days) + 0.175%. The outstanding balance as of June 30, 2006 was $350 million (June 30, 2005: $410 million).
On January 31, 2005 the company entered into an unsecured loan agreement for the amount of $300 million of which $210 million is with Japan Bank for International Cooperation and $90 million with a syndicate of banks, with The Bank of Tokyo-Mitsubishi Ltd being the agent bank. The loan with Japan Bank for International Cooperation bears interest at LIBOR (180 days) + 0.20% and will mature after 12 years commencing 31 January 2010. The syndicate loan with The Bank of Tokyo-Mitsubishi Ltd as lead bank bears interest at LIBOR (180 days) + 0.275% and will mature in 5 years. The balance outstanding as of June 30 2006 was $150 million (June 30, 2005: $150 million).
On September 14, 2001, the Company entered into a loan agreement for the amount of $ 200 million with Kreditanstalt für Wiederaufbau. The loan is payable in 16 semi-annual payments commencing April 1, 2004. At commencement the loan bore interest at LIBOR (180 days) + 0.75% . On December 2005 the interest rate was renegotiated and decreased to a rate of LIBOR (180 days) + 0.275% . The maturity of the loan did not change. The balance outstanding at June 30, 2006 was $137.5 million (June 30, 2005 –$162.5 million).
(b)	At June 30, 2006, the Company maintains unused lines of credit with Banco de Chile, Banco Scotiabank, Banco Santander Santiago, Banco Bice, Banco del Estado and Banco BCI totaling $60 million. These lines of credit are not committed.
The above loans in (a) and (b) are subject to certain covenants, the most restrictive of which require that:
i)	the total debt to Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) ratio be no greater than 2.75 to 1.0 at June 30, 2001, 3.50 to 1.0 at June 30, 2002, 3.00 to 1.0 at June 30, 2003 and 2.75 to 1.0 thereafter; and,
ii)	the net worth of the Company may not be less than US$900 million.
The senior unsecured debt ranks pari passu with any other senior unsecured debt.
The Company was in compliance with all debt covenants as of June 30, 2006 and June 30, 2005.

(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements
June 30, 2006 and 2005
(in thousands of USD)

(17)	Long Term Debt, Continued

(c)	Subordinated Owners’ debt

	2006	2005

Lender
International Finance Corporation	10,250	11,262
Rio Tinto Finance PLC	123,000	135,150
JECO Corporation	41,000	45,050
BHP International Finance Corporation	235,750	259,038

Sub total	410,000	450,500
Less:
Short term portion	(48,000)	(40,500)

Total long-term portion	362,000	410,000

Drawdowns of subordinated Owners’ debt have been made as follows:

•	US$295 million during December 1998, payable in 30 semi-annual payments commencing on June 15, 1999. Interest accrues at LIBOR plus 4% and is payable semi-annually on June 15 and December 15.
•	US$200 million during May and June 2000, payable in 30 semi-annual payments commencing on December 15, 2000. Interest accrues at LIBOR plus 4% and is payable semi-annually on June 15 and December 15.
•	US$150 million on May 11, 2001, grace period of 5 years for principal payable in 20 semi-annual payments commencing on June 15, 2006. Interest accrues at LIBOR plus 4% and is payable semi-annually on June 15 and December 15.

Under the terms of the subordinated loan agreement, the borrower can elect to capitalize interest due on each payment date to existing debt. Interest payable is shown as a current liability until such time as the election is made or until such interest is paid. No interest was capitalized for the years ended June 30, 2006 and 2005.
     The subordinated debt is unsecured.

(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements
June 30, 2006 and 2005
(in thousands of USD)

(17)	Long Term Debt, Continued

(d)	Scheduled principal payments on long-term debt (including short-term portion) at June 30, 2006 are as follows:
	Senior	Subordinated	Total
	Unsecured debt	owner’s debt

Principal payments during the year ending June 30
2007	85,000	48,000	133,000
2008	360,000	48,000	408,000
2009	85,000	48,000	133,000
2010	124,062	48,000	172,062
2011	73,125	48,000	121,125
2012 and after	185,313	170,000	355,313

Total	912,500	410,000	1,322,500

(18)	Bonds
Bond obligations at June 30, 2006 and 2005 are as follows:

	2006	2005

Total nominal value	200,000	200,000
Discount at issue	(6,510)	(6,510)

Net proceeds	193,490	193,490
Accumulated amortization of discount	5,088	4,329

Sub total	198,578	197,819
Less:
Principal repaid as of June 30	(140,000)	(100,000)
Current portion of principal outstanding	(40,000)	(40,000)

Total long-term portion	18,578	57,819

        On October 22, 1999 the Company registered a Chilean bond issuance (N°218) with the Chilean Superintendence of Stock Corporations and Insurance Companies (SVS). The issuance was made as follows:

	Number of	Bond value	Total nominal	Outstanding
	Bonds		value at issue	nominal value

Series
A1	1,000	10	10,000	3,000
A2	400	100	40,000	12,000
A3	100	500	50,000	15,000
A4	100	1,000	100,000	30,000

	1,600		200,000	60,000

 Each series of bonds is being amortized over 5 years in 10 semi-annual installments commencing May 15, 2003. Interest accrues at 7.5% and payments are made semi-annually on May 15 and November 15. The Company had accrued interest of $552 and $921 at June 30, 2006 and 2005, respectively. No guarantees have been given.
     The bonds are subject to certain restrictive financial covenants:

i)	The ratio of debt to Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) for the last twelve months must not exceed 6, based on the Chilean GAAP Financial Statements at December 31 of each year that the bonds are outstanding.
ii)	The Company’s net worth must not be less than $800 million.
The Company was in compliance with all bond covenants as of June 30, 2006 and June 30, 2005.

(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements
June 30, 2006 and 2005
(in thousands of USD)

(19)	Sundry Creditors Long-Term
Sundry Creditors are summarized as follows:

	2006	2005

Liability outstanding for water rights acquired	59,582	63,326
Less:
Short-term portion (included in Sundry creditors-current)	(4,055)	(3,744)

Total	55,527	59,582

The water rights purchased from Compania Minera Zaldivar is payable in 15 annual installments of $9,000 commencing July 1, 2001. Interest is calculated using the imputed interest method using a discount rate of 8.3%.

(20)	Interest Expense
Interest expense is summarized as follows:

	2006	2005

Interest incurred	(96,750)	(80,878)
Interest capitalized in fixed assets	39,359	12,328

Total	(57,391)	(68,550)

(21)	Capital
Capital has been contributed as follows:
Initial capital (*)		65,727
Capitalization of retained earnings by public deed dated:
July 27, 1988		1,497
October 7, 1988		22,877
February 6, 1989		6,110
April 7, 1989		6,013
March 30, 2001		161,000
December 21, 2001		196,700
December 19, 2002		54,578
December 30, 2003		16,700
December 30, 2004		16,700

Capital as of June 30, 2005		547,902
Capitalization of retained earnings by public deed dated:
December 30, 2005		50,000

Capital as of June 30, 2006		597,902

(*)	The Company’s initial capital of $65,727 was contributed by the former partners Minera Utah de Chile Inc. and Getty Mining (Chile) Inc., and relates to property, plant and equipment, cash advances and exploration costs.

According to the Foreign Investment Contract between the state of Chile and the Minera Escondida Owners, the financial debt / equity ratio must not be lower of 75% - 25% by the end of every calendar year. The compliance by the Foreign Investors with the referred percentage is verified by the Executive Vice Presidency of the Foreign Investment Committee on December 31 of each year. To comply with this legal requirement, the company has capitalized the retained earnings mentioned above.

(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA

Notes to Financial Statements
June 30, 2006 and 2005
(in thousands of USD)

(22)	Fair Value of Financial Instruments
The Company’s financial instruments are composed of cash and cash equivalents, other receivables, recoverable taxes, accounts payable, other payables, due to and from related companies and accrued expenses (non derivatives). In management’s opinion, the carrying amount approximate the fair value due to their short-term nature of this instrument. In addition, the long-term debt does not present a significant difference between its carrying amount and its fair value, based on the re-negotiation performed and the current market rates.

(23)	Commitments and Contingencies
(1)	At June 30, 2006, the Company had entered into long-term contracts for the sale of approximately 9.5 million dry metric tons of concentrates in total, in predetermined annual amounts through the year 2015. Under the terms of the contracts, annual prices are based upon prevailing market prices.
(2)	Minera Escondida Limitada (MEL) entered into a Sales Agency Agreement for export tonnage with BHP Billiton Marketing A. G., a related party. This agreement, dated 1 January 2002, replaces the Sales Agency Agreement between MEL and BHP Billiton Minerals International Inc., originally signed in October 1985 between MEL and Utah International Inc., and amended in 1995. The sales commission is variable and can be up to 0.5% of monthly sale volumes. Shipping operations for export tonnage are covered by a Shipping Agency Agreement between Minera Escondida Limitada and BHP Billiton Marketing A.G. dated 1 January 2002, with a rate of US$68/wmt. Sales and shipping operations of Escondida within Chile are covered by a Domestic Marketing Services Agreement signed between Minera Escondida Limitada and BHP Chile Inc., dated 1 January 2002, with a rate of 0.125% of sales volumes.
(3)	On October 2004, Minera Escondida Limitada was sued by Mr. Juan Cabezas who alleges that Escondida infringed his intellectual property rights and breached confidentiality in relation to the installation of certain acid fog collection devices at Escondida’s Oxide plant in Chile. The devices are being installed in the Oxide plant by contractor SAME Limited.
The amount in dispute is approximately US$27 million.
The trial is in its first instance, the discussion period has ended and now is in the evidentiary period. As at June 30, 2006 there is no provision recorded.
On March 2005, Minera Escondida Limitada (MEL) was sued by Thai Copper Industries Public Company Limited (TCI) who alleges that MEL has breached its obligation to sell quantities of copper concentrates to TCI on a yearly basis. The marketing contract was entered into on 23 March 1998 for a term of 5 years, commencing 1 January 1999. TCI was to take delivery of the copper concentrate at its smelter (which was not yet built) in Thailand. The contract was amended on December 17, 1998 to delay the commencement date to January 1, 2000 as TCI’s smelter was not built and could not take any deliveries. The amendment provided that if TCI notified MEL that the completion of the smelter was to be later than January 1, 2001, MEL could elect to terminate the marketing contract. TCI notified MEL on February 5, 2003 that it expected production at its new smelter to commence in the 2nd quarter of 2004. MEL terminated the marketing contract by letter dated April 2, 2003. TCI alleges that MEL had no right to terminate the contract and seeks recovery of US$30 million in alleged damages.
The dispute is being heard by the International Centre for Dispute Resolution in New York. The hearing will take place on December 11, 12 and 13, 2006. As at June 30, 2006 there is no provision recorded.
MEL is currently in conversations with TCI in order to end this trial. The settlement will have no obligations for Escondida and merely entails TCI to withdraw the litigation.

(24)	Financial Instruments
The Company is exposed to movements in the prices of the products it produces which are generally sold as commodities on the world market. Relevant information on the Company’s material cash-settled commodity contracts, which have been recognized at fair value in the income statement, is provided below:

	Buy fixed/sell	Sell fixed/buy
Forwards	floating	floating

Volume (‘000 tonnes)	70	125
Average price of fixed contract (US$)	7	7
Term to maturity (years)	0-1	0-1
Notional amount of fixed contract (US$M)	479	854

Price participation clauses are part of the TC/RC (treatment and refining charges) element of concentrate sales contracts. These price participation clauses include an embedded derivative, and as such have been marked to fair value for the reporting period. The impact of this adjustment can be found in the income statement under “Unrealized fair value change –derivatives”, while the balance sheet impact is recorded under “Financial Liabilities”.

(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA

Supplementary Information – Unaudited
June 30, 2006 and 2005
(in thousands of USD)

Mining Operations Information
BHP Billiton owns 57.5% of Minera Escondida. The other 42.5% is owned by the affiliates of Rio Tinto plc (30%): JECO, a subsidiary of Mitsubishi Corporation (10%) a consortium represented by Mitsubishi Corporation (7%), Mitsubishi Materials Corporation (1%), Nippon Mining and Metals (2%) and the International Finance Corporation, (2.5%).
     Minera Escondida Limitada holds a mining concession from the Chilean state that remains valid indefinitely (subject to payment of annual fees).
     The mine is accessible by public / private road.
     Original construction of the operation was completed in 1990. The project has since undergone four phases of expansions at an additional cost of $2,125 million plus $451 million for the construction of an oxide plant.
     In October 2005, the Escondida Norte expansion was completed at a cost of $431 million.
     In June 2006, the Escondida Sulphide Leach copper project achieved first production. The approved cost for the project was $870 million.
     Escondida has two processing streams: two concentrator plants in which high quality copper concentrate is extracted from sulphide ore through a floatation extraction process; and a solvent extraction plant in which leaching, solvent extraction and electrowinning are used to produce copper cathode.
     Nominal production capacity is 3.2 Mtpa of copper concentrate and 150,000 tonnes per annum of copper cathode.
     Escondida Sulphide Leach copper plant has the capacity to produce 180,000 tonnes per annum of copper cathode.
     Separate transmission circuits provide power for the Escondida mine facilities. These transmission lines, which are connected to Chile’s northern power grid, are company-owned and are sufficient to supply Escondida post Phase IV. Electricity is purchased under contracts with local generating companies.

Ore Reserves
The ore reserves tabulated are all held within existing, fully permitted mining tenements. The Company’s minerals leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules.
     All of the ore reserve figures presented represent estimates at 30 June 2006. All tonnes and grade information presented have been rounded; hence small differences may be present in the totals. In addition, all reserve tonnages and grades include dilution and are quoted on a dry basis, unless otherwise stated.
     No third party audits have been carried out specifically for the purpose of this disclosure.
     The reported reserves contained in this annual report do not exceed the quantities that, it is estimated, could be extracted economically if future prices were at similar levels to the average historical prices for traded metals for the three years to 31 Dec 2005. Current operating costs have been matched to the average of historical or long term contract prices in accordance with Industry Guide 7.
     The three year historical average prices used for each commodity to estimate, or test for impairment of, the reserves of traded metals contained in this annual report are as follows:

Commodity	Price US$
Copper	1.26/lb
(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA

Supplementary Information - Unaudited June 30, 2006 and 2005 (in thousands of USD)

Ore Reserves

		Proven Ore Reserve			Probable Ore Reserve			Total Ore Reserve

		Millions			Millions			Millions			Nominal	Mine Life
		of dry			of dry			of dry			Production	based on
Commodity		metric			metric			metric			Capacity	Reserve
Deposit (1,2,3)	Ore type	tonnes	% TCu	% SCu	tonnes	% TCu	% SCu	tonnes	% TCu	% SCu	(Mtpa)	(years)

Copper
Escondida	Oxide	69	0.74	0.67	15	0.77	0.55	85	0.75	0.65
	Sulphide	555	1.18	—	846	1	—	1,401	1.07	—
	Sulphide Leach	592	0.51	—	994	0.51	—	1,586	0.51	—
Escondida Norte	Oxide	5	1.55	120	20	1.47	1.14	25	1.49	1.15
	Sulphide	149	1.55	—	321	1.34	—	470	1.41	—
	Sulphide Leach	59	0.55	—	549	0.61	—	608	0.6	—
Total Escondida (4,5)	Oxide	74	0.79	0.71	35	1.17	0.88	109	0.92	0.76	149	28
	Sulphide	704	1.26	—	1,167	1.09	—	1,872	1.16	—
	Sulphide Leach	651	0.51	—	1,543	0.55	—	2,194	0.53	—
(Continued)

Back to Contents

MINERA ESCONDIDA LIMITADA

Supplementary Information - Unaudited
June 30, 2006 and 2005
(in thousands of USD)

Notes to previous table
1)	% TCu – per cent total copper, %SCu – per cent soluble copper
2)	Approximate drill hole spacing used to classify the reserves is:

	Deposit	Proven Reserve	Probable Ore Reserve

	Escondida	Sulphide: 60m x 60m	Sulphide: 100m x 100m
		Sulphide leach: 60m x 60m	Sulphide leach: 105m x 105m
		Oxide: 45m x 45m	Oxide: 50m x 50m
	Escondida Norte	Sulphide: 60m x 60m	Sulphide: 100m x 100m
		Sulphide leach: 60m x 60m	Sulphide leach: 110m x 110m
		Oxide: 45m x 45m	Oxide: 50m x 50m
3)	Metallurgical recoveries for the operations are:
	Deposit	%Cu

Escondida:
	Sulphide	85% of TCu;
	Sulphide Leach	34% of TCu;
	Oxide	75% of TCu
Escondida Norte:
	Sulphide	85% of TCu;
	Sulphide Leach	34% of TCu;
	Oxide	75% of TCu
4)	Changes in the Escondida and Escondida Norte reserves from 2005 include an updated geological model using new data, updated cost and price estimates, full valuation of sulphide leach ore in ultimate pit limits, and variable cut-off grade of sulphide mill ore. Oxide ore scheduled for mining after closure of oxide leach plant has been reclassified and reported as Sulphide Leach. Part of the Sulphide Leach stockpile has been removed from Reserve classification due to uncertainty in tonnage, grade and metallurgical properties, pending additional study. In future reserve reports, the two mines will be combined into a single reportable reserve. For this year’s reporting both mines are reported with the combined total. Economic and metallurgical studies are being conducted to evaluate optimal sulphide leach cut-off grades, which may lead to revision in the reserve. The price used for Escondida and Escondida Norte was Cu = US$1.26/lb.
5)	Escondida production rate and mine life estimate is based on the current life-of-mine plan which uses a future variable production rate from both the Escondida and Escondida Norte pits. The current combined nominal production rate available to the operation is 216 million tonnes per annum.

Proven reserves in stockpiles
Proven reserves in stockpiles at June 30, 2006 are:
	Millions of dry
Escondida Copper	metric tonnes	% TCu	% SCu

Sulphide Ore	16.3	1.12	—
Sulphide Leach	164.7	0.51	—
Oxide Ore	61.1	0.72	0.68
These reserves will be used as follow:
Sulphide Ore	13 Years
Sulphide Leach	13 Years
Oxide Ore	8 Years
No stockpiles existed at June 30, 2006 for Escondida Norte.