Form 20-F
period 2007-12-31
RIO TINTO PLC; RIO TINTO LTD
filed 2008-03-31
CIK 863064, 887028

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

Registration statement pursuant to Section 12 (b) or 12(g) of the Securities Exchange Act of 1934

or

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the financial year ended: 31 December 2007

or

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from:________________ to________________

or

Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report ________________

Commission file number: 1-10533	Commission file number: 0-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

England and Wales	Victoria, Australia
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

5 Aldermanbury Square	Level 33, 120 Collins Street
London, EC2V 7HR, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

     Roger Dowding, T: +44 (0)20 7781 1623, E: roger.dowding@riotinto.com
(Name, Telephone, E-mail and/or Facsimilie number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange	Name of each exchange	Title of each class
	on which registered	on which registered
American Depositary Shares*	New York Stock Exchange		None

Ordinary Shares of 10p each**	New York Stock Exchange

*	Evidenced by American Depository Receipts. Each American Depository Share Represents four Rio Tinto plc Ordinary Shares of 10p each.
**	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Title of each class	Title of each class
None	Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None	None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of each class	Number	Number	Title of each class
Ordinary Shares of 10p each	1,071,799,661	456,815,943	Shares
DLC Dividend Share of 10p	1	1	DLC Dividend Share
Special Voting Share of 10p	1	1	Special Voting Share

Indicate by check mark if the registrants are well-known seasoned issuers, as defined in rule 405 of the Securities Act.

Yes	No

If this report is an annual or transition report, indicate by check mark if the registrants are not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrants: (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports), and (2) have been subject to such filing requirements for the past 90 days:

Yes	No

Indicate by check mark whether the registrants are large accelerated filers, accelerated filers, or non-accelerated filers. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which basis of accounting the registrants have used to prepare the financial statements included in this filing:

US GAAP        International Financial Reporting Standards as issued by the International Accounting Standards Board         Other

If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrants have elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

EXPLANATORY NOTE

The Rio Tinto Group is a leading international mining group, combining Rio Tinto plc and Rio Tinto Limited in a dual listed companies (‘DLC’) merger which was designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies.

Rio Tinto 2007 Form 20-F	3

Back to Contents

RIO TINTO

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

The selected consolidated financial data below has been derived from the 2007 Financial statements of the Rio Tinto Group. The selected consolidated financial data should be read in conjunction with, and qualified in their entirety by reference to, the 2007 Financial statements and notes thereto. The 2007 Financial statements were prepared in accordance with IFRS as issued by the IASB (IFRS).

RIO TINTO GROUP

Income Statement Data
For the years ending 31 December		2004	2005	2006	2007
Amounts in accordance with IFRS (a)		US$m	US$m	US$m	US$m

Consolidated revenue		12,954	19,033	22,465	29,700
Group operating profit (b)		3,327	6,922	8,974	8,571
Profit for the year		3,244	5,498	7,867	7,746
Group operating profit per share (US cents)		241.3	507.5	673.0	666.6
Earnings per share (US cents)		239.1	382.3	557.8	568.7
Diluted earnings per share (US cents)		238.7	381.1	555.6	566.3

Dividends per share	2003	2004	2005	2006	2007

US cents (c)
– ordinary dividends	60.5	66.0	83.5	81.5	116.0
– special dividend	—	—	—	110.0	—
UK pence (c)
– ordinary dividends	37.05	36.22	45.69	44.77	58.22
– special dividend	—	—	—	61.89	—
Australian cents (c)
– ordinary dividends	96.89	90.21	108.85	107.34	143.53
– special dividend	—	—	—	145.42	—
Weighted average number of shares (millions)	1,378	1,379	1,364	1,333	1,286

Balance Sheet Data
at 31 December		2004	2005	2006	2007
Amounts in accordance with IFRS (a)		US$m	US$m	US$m	US$m

Total assets		26,308	29,803	34,494	101,391
Share capital / premium		3,127	3,079	3,190	3,323
Total equity / Net assets		12,591	15,739	19,385	26,324
Equity attributable to Rio Tinto shareholders		11,877	14,948	18,232	24,772

Notes
(a)	In accordance with the General Instructions for Form 20-F, Section G, audited information under IFRS is presented for 2004 through 2007 only, as IFRS was adopted from 1 January 2004.
(b)	Operating profit under IFRS includes the effects of charges and reversals resulting from impairments and profit and loss on disposals of interests in businesses, including investments. IFRS operating profit amounts shown above exclude equity accounted operations.
(c)	Dividends presented above are those paid in the year.
(d)	The results for all years relate wholly to continuing operations.
(e)	As a result of adopting IAS 32, IAS 39 and IFRS 5 on 1 January 2005, the Group changed its method of accounting for financial instruments and non-current assets held for sale. In line with the relevant transitional provisions, the prior period comparatives have not been restated.

Rio Tinto 2007 Form 20-F	4

Back to Contents

RISK FACTORS

The following describes some of the risks that could affect Rio Tinto. There may be additional risks unknown to Rio Tinto and other risks, currently believed to be immaterial, could turn out to be material. These risks, whether they materialise individually or simultaneously, could significantly affect the Group’s business and financial results. They should also be considered in connection with any forward looking statements in this document and the cautionary statement on page 7.
     Rio Tinto’s overriding corporate objective is to maximise long term shareholder value through responsible and sustainable investment in mining and related assets. The directors recognise that creating shareholder value is the reward for taking and accepting risk.
     The directors have established a process for identifying, evaluating and managing the significant risks faced by the Group.
     The following highlight the Group’s exposure to risk without explaining how these exposures are managed and mitigated or how some risks are also potential opportunities.

Acquisitions
The Group has grown partly through the acquisition of other businesses and most notably through the acquisition of Alcan Inc. for US$38.7 billion during 2007. Business combinations commonly entail a number of risks and Rio Tinto cannot be sure that management will be able to effectively integrate businesses acquired or generate the cost savings and synergies anticipated. Failure to do so could have a material and adverse impact on the Group’s costs, earnings and cash flows. Furthermore, the Group may, under the terms of the acquisition, be liable for the past acts or omissions of the acquired businesses in circumstances where the price paid does not adequately reflect the eventual cost of these liabilities.

Divestments
Following the acquisition of Alcan the Group undertook a strategic review which has highlighted approximately US$30 billion of potential divestments and has announced a target of US$15 billion. The Group intends to explore options for the sale of a shortlist of assets but any sales would be value driven and dependent on price. The amount and timing of sale proceeds that might eventually be realised is subject to considerable uncertainty and the Group cannot anticipate by when and by how much its borrowings might be reduced.

Economic conditions
Commodity prices, and demand for the Group’s products, are cyclical and influenced strongly by world economic growth, particularly that in the US and Asia. The Group’s normal policy is to sell its products at prevailing market prices. Commodity prices can fluctuate widely and could have a material and adverse impact on the Group’s asset values, revenues, earnings and cash flows.
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
     Further discussion can be found on page 15, Business environment, markets and regulation, and on page 104, commodity prices.

Exchange rates
The Group’s asset values, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s sales and areas of operation. The majority of the Group’s sales are denominated in US dollars. The Australian, Canadian, Euro and US dollars are the most important currencies influencing costs. The relative value of currencies can fluctuate widely and could have a material and adverse impact on the Group’s asset values, costs, earnings and cash flows. Further discussion can be found under Exchange rates, reporting currencies and currency exposure on page 102.

Exploration and new projects
The Group seeks to identify new mining properties through an active exploration programme. The Group has also undertaken the development or expansion of other major operations. There is no guarantee, however, that such expenditure will be recouped or that existing ore reserves will be replaced. Failure to do so could have a material and adverse impact on the Group’s financial results and prospects. In particular, Rio Tinto has commenced or recommenced exploration for and development of new projects in a number of new countries which may increase risks around land and resource tenure.
     The Group develops new mining properties and expands its existing operations as a means of generating shareholder value. Unanticipated delays and project execution complications along with increasing regulatory, environmental and social approvals can result in significant increases in construction costs and/or significant delays in construction. These increases could materially and adversely affect the economics of a project and, consequently, the

Rio Tinto 2007 Form 20-F	5

Back to Contents

Group’s asset values, costs, earnings and cash flows.

Energy cost and supply
The Group’s operations are energy intensive and, as a result, the Group’s costs and earnings could be adversely affected by rising energy costs or by energy supply interruptions. The following factors could materially adversely affect the Group’s energy position: the unavailability of energy or fuel due to a variety of reasons including fluctuations in climate, significant increases in costs of supplied electricity or fuel, interruptions in energy supply due to equipment failure or other causes, and the inability to extend contracts for the supply of energy on economical terms.

Greenhouse gas emissions
Rio Tinto’s smelting and mineral processing operations are energy intensive and depend heavily on coal, oil, diesel and gas. Increasing regulation of greenhouse gas emissions, including the progressive introduction of carbon emissions trading mechanisms, in numerous jurisdictions in which the Group operates could adversely impact access to, and cost of, the Group’s energy supply. Regulation of greenhouse gas emissions in the jurisdictions of the Group’s major customers could also have an adverse effect on the demand for the Group’s products.

Interest rate fluctuations
Increases in benchmark interest rates will likely increase the interest cost associated with the Group’s debt and will increase the cost of future borrowings, which could harm the Group’s earnings and financial condition.

Ore reserve estimates
There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.
     Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping calculations and provisions for close down, restoration and environmental clean up costs. Further discussion can be found under Ore reserves on page 108.

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
     Some of the Group’s current and potential operations are located in or near communities that may now, or in the future, regard such an operation as having a detrimental effect on their economic and social circumstances. Should this occur, it may have a material adverse impact on the profitability or, in extreme cases, the viability of an operation. In addition, such an event may adversely affect the Group’s ability to enter into new operations in the country.

Defined benefit pension plans
Certain of the Group’s businesses sponsor defined benefit pension plans. If the assets of these pension plans do not achieve expected investment returns for any fiscal year, such deficiency would result in one or more charges against the Group’s earnings. In addition, changing economic conditions, poor pension investment returns or other factors may require the Group to make substantial cash contributions to these pension plans in the future, preventing the use of such cash for other purposes.

Unions and labour disputes
Some of the Group’s employees are represented by labour unions under various collective labour agreements. The Group may not be able to satisfactorily renegotiate its collective labour agreements when they expire. In addition, existing labour agreements may not prevent a strike or work stoppage at its facilities in the future, and any such work stoppage could have a material adverse effect on the Group’s earnings and financial condition.

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

Rio Tinto 2007 Form 20-F	6

Back to Contents

Health, safety and environment
Rio Tinto operates in an industry that is subject to numerous health, safety and environmental laws and regulations as well as community expectations. Evolving regulatory standards and expectations can result in increased litigation and/or increased costs all of which can have a material and adverse effect on earnings and cash flows.

Mining operations
Mining operations are vulnerable to a number of circumstances beyond the Group’s control, including natural disasters and unexpected geological variations. These can affect costs at particular mines for varying periods. Mining, smelting and refining processes also rely on mining inputs. Appropriate insurance can provide protection from some, but not all, of the costs that may arise from unforeseen events. Disruption to the supply of key inputs, or changes in their pricing, may have a material and adverse impact on the Group’s asset values, costs, earnings and cash flows.

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

Regulation
The group is subject to extensive governmental regulations in all jurisdictions in which it operates. Operations are subject to general and specific regulations governing mining and processing, land tenure and use, environmental regulations (including site specific environmental licences, permits and statutory authorisations), workplace health and safety, trade and export, corporations, competition, access to infrastructure, foreign investment and taxation. Some operations are conducted under specific agreements with respective governments and associated acts of parliament. Changes to any regulation or agreement may have an adverse effect on the profitability and viability of an operation.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

This document includes “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this document, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve positions), are forward looking statements. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
     Such forward looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in the section entitled, “Risk factors” herein. Forward looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward looking statements. These forward looking statements speak only as of the date of this document. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Rio Tinto 2007 Form 20-F	7

Back to Contents

IMPORTANT INFORMATION

This document contains statements which could be deemed recommendations or solicitations under the US federal securities laws in the context of the pre-conditional offer by BHP Billiton. If BHP Billiton does commence a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, Rio Tinto will file a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 thereafter and holders of Rio Tinto’s shares and ADRs are advised to read it when it becomes available as it will contain important information. Copies of any such Solicitation/Recommendation Statement and other related documents filed by Rio Tinto will be available free of charge on the SEC’s website at http://www.sec.gov and on Rio Tinto’s website at www.riotinto.com

Rio Tinto 2007 Form 20-F	8

Back to Contents

Item 4.	Information on the Company

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
     The Group combines Rio Tinto plc, which is listed on the London Stock Exchange, and headquartered in London, and Rio Tinto Limited, which is listed on the Australian Securities Exchange and has executive offices in Melbourne. The Group consists of wholly and partly owned subsidiaries, jointly controlled assets, jointly controlled entities and associated companies, the principal ones being listed in notes 37 to 40 of the 2007 Financial statements.
     On 31 December 2007, Rio Tinto plc had a market capitalisation of £53.0 billion (US$105.9 billion) and Rio Tinto Limited had a market capitalisation of A$38.3 billion (US$33.5 billion). The combined Group’s market capitalisation in publicly held shares at the end of 2007 was US$139.4 billion.

Objective, strategy and management structure
Our fundamental objective is to maximise the overall long term value and return to our shareholders. We do this by operating responsibly and sustainably in areas of proven expertise such as exploration, project evaluation, mining, smelting and refining where the Group has a competitive advantage.
     Our strategy is to maximise net present value by investing in large, long life, cost competitive mines and processing plants. Investments are driven by the quality of each opportunity, not by the choice of commodity.
     Rio Tinto’s management structure is designed to facilitate a clear focus on the Group’s objective. This structure, reflected in this report, is based on the following principal product and global support groups:

•	Aluminium
•	Copper
•	Diamonds and Industrial Minerals
•	Energy
•	Iron Ore
•	Exploration
•	Technology and Innovation
•	Business Resources
The chief executive of each product group reports to the chief executive of Rio Tinto. Diamonds and Industrial Minerals report to the product group heads of Copper and Energy respectively.

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
     Financial data in United States dollars (US$) is derived from, and should be read in conjunction with, the 2007 Financial statements which are in US$. In general, financial data in pounds sterling (£) and Australian dollars (A$) have been translated from the consolidated financial statements and have been provided solely for convenience; exceptions arise where data, such as directors’ remuneration, can be extracted directly from source records. Certain key information has been provided in all three currencies in the 2007 Financial statements.
     Rio Tinto Group sales revenue, profit before tax and net earnings and operating assets for 2006 and 2007 attributable to the product groups and geographical areas are shown in notes 31 and 32 to the 2007 Financial statements. In the Operating and financial report (OFR), operating assets and sales revenue for 2006 and 2007 are consistent with the financial information by business unit in the 2007 Financial statements.
     The tables on pages 28 to 42 show production for 2007, 2006 and 2005 and include estimates of proven and probable ore reserves. Words and phrases, often technical, have been used which have particular meanings; definitions of these terms are in the Glossary on pages 175 to 177. The weights and measures used are mainly metric units; conversions into other units are shown on page 177.

History
Rio Tinto’s predecessor companies were formed in 1873 and 1905. The Rio Tinto Company was formed by investors in 1873 to mine ancient copper workings at Rio Tinto, near Seville in southern Spain. The Consolidated Zinc Corporation was incorporated in 1905 to treat zinc bearing mine waste at Broken Hill, New South Wales, Australia.
     The RTZ Corporation (formerly The Rio Tinto-Zinc Corporation) was formed in 1962 by the merger of The Rio

Rio Tinto 2007 Form 20-F	9

Back to Contents

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
     In 1997, The RTZ Corporation became Rio Tinto plc and CRA Limited became Rio Tinto Limited, together known as the Rio Tinto Group. Over the past decade, the Group has continued to invest in developments and acquisitions in keeping with its strategy.
     In 2007, Rio Tinto completed an agreed takeover of the Canadian aluminium producer Alcan Inc. in a US$38.7 billion transaction that transforms the Group’s aluminium product group into a global leader in aluminium.

Contact details
The registered office of Rio Tinto plc is at 5 Aldermanbury Square, London, EC2V 7HR (telephone: +44 20 7781 2000) and the registered office of Rio Tinto Limited is at Level 33, 120 Collins Street, Melbourne, Victoria 3000 (telephone: +61 3 9283 3333). Rio Tinto’s agent for service in the US is Shannon Crompton, secretary of Rio Tinto’s US holding companies, who may be contacted at Rio Tinto Services Inc., 80 State Street, Albany, New York, 12207-2543.

Rio Tinto 2007 Form 20-F	10

Back to Contents

CAPITAL PROJECTS

Rio Tinto is investing heavily in future growth opportunities from the Group’s broad portfolio of assets. Projects have been financed out of internally generated funds. Major projects completed in 2005-2007, together with ongoing projects are summarised below.

Project	Estimated cost	Status
	(100% basis)
	US$m

Completed in 2005

Iron ore – HIsmelt® plant (Rio Tinto: 60%) at Kwinana in Western Australia.	200	The plant produced 115,000 tonnes of pig iron during 2007, its second year of ramp up towards a planned capacity of 800,000 per annum.

Iron ore – Expansion of Yandicoogina mine.	200	Expansion completed in the third quarter.

Iron ore – Expansion of West Angelas mine (Rio Tinto: 53%).	105	Project completed in the third quarter.

Titanium dioxide – Expansion of upgraded slag plant.	76	Commissioning started in first quarter.

Copper – Development of the Escondida Norte satellite deposit (Rio Tinto: 30%) to provide mill feed to keep Escondida’s capacity above 1.2 million tonnes of copper per year to the end of 2008.	400	First production occurred in 2005.

Iron ore – Expansion of port capacity to 116 million tonnes per annum,	685	Focus on production ramp up following completion of construction.

Completed in 2006

Iron ore – Expansion of Hamersley Iron’s (Rio Tinto: 100%) Tom Price and Marandoo mines and construction of new mine capacity at Nammuldi.	290	The Marandoo and Nammuldi components are complete and Tom Price was completed during first quarter of 2007.

Iron ore – Expansion by Robe River (Rio Tinto: 53%) of rail capacity including completion of dual tracking of 100 km mainline section.	200	The project was completed on budget and ahead of schedule.

Copper – Escondida sulphide leach (Rio Tinto: 30%). The project will produce 180,000 tonnes per annum of copper cathode for more than 25 years.	925	The first cathode production from the sulphide leach plant occurred in June 2006.

Titanium dioxide – expansion of annual capacity at UGS plant from 325,000 tonnes to 375,000 tonnes.	79	The project was completed in October three months ahead of schedule and under budget.

Boric acid – Phase 2 of Rio Tinto Minerals boric acid Expansion	50	The project was completed on schedule and under budget.

Coking coal – Hail Creek (Rio Tinto: 82%) Expansion of annual capacity from 6 million tonnes to nameplate 8 million tonnes per annum, with washing plant increased to 12 million tonnes per annum.	223	The new dragline was commissioned early in the third quarter of 2006.

Completed in 2007

Iron ore – Expansion of Hamersley’s (Rio Tinto share 100%) Mount Tom Price mine to 28 million tonnes per annum capacity.	226	Project completed in March 2007.

Iron ore – Brownfields mine expansion of Hamersley’s (Rio Tinto 100%) Yandicoogina mine from 36 million tonnes per annum to 52 million tonnes per annum.	530	First ore was produced in May 2007, with the project completed at the end of the third quarter of 2007 on time and on budget.

Iron ore – Expansion of Hamersley’s (Rio Tinto 100%) Dampier port (Phase B) from 116 million tonnes per annum to 140 million tonnes per annum capacity and additional rolling stock and infrastructure.	803	This project was completed at the end of 2007 on schedule and on budget.

Iron ore – Hope Downs development (Rio Tinto share: 50% of mine and 100% of infrastructure). Construction of 22 million tonnes per annum mine and related infrastructure.	980	First production occurred in November 2007, three months ahead of schedule. The first train load took place in December 2007.

Rio Tinto 2007 Form 20-F	11

Back to Contents

CAPITAL PROJECTS (continued)

Ongoing

Copper – Kennecott Utah Copper (Rio Tinto 100%) East 1 pushback. The project extends the life of the open pit to 2017 while retaining options for further underground or open pit mining thereafter.	170	The project was approved in February 2005 and work on the pushback continues. The pebble crushing unit was commissioned in the third quarter of 2006.

Titanium dioxide – Construction by QMM (Rio Tinto 80%) of a greenfield ilmenite operation in Madagascar and associated upgrade of processing facilities at QIT in Canada.	1,000	Construction is under way. The budget was revised in 2007. First production is expected at the end of 2008.

Alumina – Expansion of the Gove Alumina Refinery (Rio Tinto 100%) from 2.0 to 3.8 million tonnes per annum.	2,300	Approved in September 2004, the expansion is expected to reach full nameplate capacity by the end of 2008.

Aluminium – Development of the 370,000 tonne per annum greenfield Sohar smelter in Oman (Rio Tinto 20%)	1,700	Approved in February 2005, first production is expected in the third quarter of 2008.

Aluminium – Aluminium spent pot lining recycling plant in Quebec (Rio Tinto 100%).	180	Approved in September 2006, the plant is expected to begin pot lining treatment operations in the second quarter of 2008.

Gold – Development of Cortez Hills (Rio Tinto 40% as at 31 December 2007; on 5 March 2008, Rio Tinto completed the sale of its interest in Cortez).	504	Approved in September 2005, the project continues to focus on permitting requirements. The project is on time and on budget.

Uranium – Rössing (Rio Tinto 68.6%) uranium mine life extension to 2016.	112	Approved in December 2005, works are on schedule and on budget to prolong the life of the mine to 2016 and beyond. The mine life extension estimate remains at US$82 million with US$30 million of sustaining capital expenditure.

Diamonds – Argyle (Rio Tinto 100%) development of underground mine and open pit cutback, extending the life of the mine to 2018.	1,500	Approved in December 2005, the underground development consisting of 34 km of tunnels and excavations is currently 40% complete. Construction of the major underground infrastructure commenced in February 2008. Full production from the underground mine is on schedule to be achieved by December 2010.

Copper – Northparkes (Rio Tinto 80%) E48 block cave project extending mine life to 2016.	160	Approved in November 2006. Underground development has commenced and is on schedule for May 2009 production start.

Energy – Clermont (Rio Tinto 50.1%) is expected to produce 12.2 million tonnes per annum, replacing Blair Athol.	750	Approved in January 2007, first shipments are expected in the second quarter of 2010 with full capacity being reached in 2013.

Iron ore – Cape Lambert port expansion (Rio Tinto 53%) from 55 to 80 million tonnes per annum and additional rolling stock and infrastructure.	952	Approved in January 2007, the project is forecast to be complete by the end of 2008, with progressive capacity ramp up in the first half of 2009. The estimated capital cost now includes US$92m for additional rolling stock and infrastructure.

Iron ore – Wharf upgrade and shiploader replacement at East Intercourse Island (Rio Tinto 100%).	65	The project is in progress and is expected to be complete by May 2009.

Alumina – Expansion of Yarwun Alumina Refinery from 1.4 to 3.4 million tonnes per annum.	1,800	Approved in July 2007, the expansion will more than double annual production at Yarwun and is expected to come onstream by 2011.

Iron ore – Expansion of Hope Downs Stage 2 (Rio Tinto 50%) from 22 to 30 million tonnes per annum.	350	Approved in August 2007, the expansion will be complete by early 2009.

Rio Tinto 2007 Form 20-F	12

Back to Contents

CAPITAL PROJECTS (continued)

Recently approved

Diamonds – Construction at Diavik (Rio Tinto 60%) of an underground mine.	787	Capital investment of US$563 million was approved in November 2007 in addition to US$224 million invested in 2006-2007 for the feasibility studies and related capital projects. First production from the underground mine is expected to commence in 2009

Iron ore – Mesa A development (Rio Tinto 53%): construction of a 25 million tonne per annum mine and related infrastructure.	901	Approved in November 2007, the mine is forecast to be complete by 2010 with a progressive ramp up to 25 million tonnes per annum by 2011.

Iron ore – Brockman 4 development (Rio Tinto 100%): construction of a 22 million tonne per annum mine (Phase A) and related infrastructure.	1,521	Approved in November 2007, Phase A of the project, to 22 million tonnes is forecast to be complete by 2010, with scope to expand further to 36 million tonnes per annum by 2012.

Coking coal – extension and expansion of Kestrel mine (Rio Tinto share 80%).	991	Approved in December 2007, the investment will extend the life of the mine to 2031 and increase production to an average of 5.7mtpa.

Nickel – Development of Eagle nickel mine in Michigan, US.	300	Approved in December 2007, this high grade nickel and copper mine is expected to commence production in late 2009, delivering 16,000 tonnes of nickel per annum over a seven year period.

Aluminium – Replacement of overhead cranes and upgrade of crane runways on Lines 1 and 2 at Boyne Smelters (Rio Tinto 59.4%).	270	Approved in January 2008, the mobile cranes and associated runways on reduction Lines 1 and 2 will be replaced. The project is estimated to be completed by late 2010.

Aluminium – Replacement of Lines 1 and 2 carbon bake furnace at Boyne Smelters (Rio Tinto 59.4%).	347	Approved in January 2008, the carbon baking furnace that supplies anodes to Lines 1 and 2 will be replaced. The project is estimated to be completed by mid 2011.

Iron ore – Expansion to increase the production of iron ore concentrate by the Iron Ore Company of Canada (Rio Tinto 58.7%)	475	Approved March 2008, the first phase of an expansion programme intended to increase production capacity by 50 per cent to 22 million tonnes per annum by 2011.

ACQUISITIONS

Rio Tinto is also investing heavily in future growth opportunities from acquisitions. These opportunities have been financed out of internally generated funds and, in the the case of Alcan Inc., out of a US$40 billion credit facility which was fully underwritten and subsequently syndicated at floating rates of interest.

Asset	Estimated	Status
	cost
	US$m

Acquired in 2005

Iron ore – Hope Downs iron ore assets in Western Australia	n/a	Rio Tinto reached agreement with Hancock Prospecting Pty Ltd to purchase a 50% interest.

Acquired in 2006

Copper – Ivanhoe Mines (Rio Tinto: 9.9%)	303	Agreement to acquire a strategic stake including, upon completion of satisfactory a long term investment agreement with the Mongolian government, a second tranche of 9.9% for US$338m.

Copper – Northern Dynasty Minerals (Rio Tinto: 9.9%)		Increased stake to 19.8% during February 2007

Acquired in 2007

Aluminium – Alcan Inc	38,652	Acquisition of Alcan Inc announced in July 2007 and completed in October 2007

Energy – Hydrogen Energy (Rio Tinto: 50%)	35	Joint venture with BP

Diamonds & Industrial Minerals – Dampier Salt (Rio Tinto: 3%)	19	The purchase of a 3% interest in Dampier Salt from a minority shareholder that increased the Group’s total interest to 68.4%.

Rio Tinto 2007 Form 20-F	13

Back to Contents

DIVESTITURES

On the acquisition of Alcan Inc the Group announced an asset divestment target of at least US$10 billion and following the completion of a strategic review, which highlighted approximately US$30 billion of potential divestments, increased this target to at least US$15 billion. Rio Tinto will explore options for the sale of a shortlist of assets. These are all good businesses and any sales will be value driven and dependent on price.

Asset	Estimated	Status
	proceeds
	US$m

Divested in 2005

Iron ore – Labrador Iron Ore Royalty Income Fund (LIORIF) (Rio Tinto: 19%)	130	LIORIF has an interest of 15.1% in, and receives royalties from, Iron Ore Company of Canada (IOC), a subsidiary of Rio Tinto. The transaction had no effect on Rio Tinto’s 59% direct interest in IOC.

Other operations – Lihir Gold (Rio Tinto: 14.5%)	295	Rio Tinto relinquished its management agreement with Lihir, and subsequently sold its interest.

Divested in 2006

Aluminium – Eurallumina SpA (Rio Tinto: 56.2%)	n/a	Sold to RUSAL

Diamonds – Ashton Mining of Canada Inc (Rio Tinto: 51.7%)	n/a	Sold to Stornaway Diamond Corporation for US$26m plus shares representing an interest of 17.7%.

Divested in 2007

Diamonds and Industrial Minerals – Lassing and Ennsdorf	6	Rio Tinto Minerals disposed of its operations at Lassing and Ennsdorf for consideration of $6m.

Divested in 2008

Copper – Greens Creek mine (Rio Tinto: 70%)	750	Sale agreed to Hecla Mining Company, the Group’s minority partner.

Copper – Cortez joint venture (Rio Tinto: 40%)	1,695	Sold to Barrick Gold Corporation, the Group’s partner, for a cash consideration plus a deferred bonus payment and a contingent royalty interest.

Rio Tinto 2007 Form 20-F	14

Back to Contents

BUSINESS ENVIRONMENT, MARKETS AND REGULATION

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

Economic overview
The world economy grew by 5.2 per cent in 2007 on a purchasing power parity basis, marking the fifth successive year of global growth in excess of four per cent.
     This extended global economic boom has inevitably not been without its stresses and strains. The implications of some of the excesses driven by previous loose monetary conditions and easy credit availability emerged last year. The full implications of the US housing downturn which started in the second half of 2005 began to be felt last year and this has led to financial market volatility and asset writedowns by some of the major banking institutions. Despite this, the manufacturing sector of the US economy performed well during 2007 and growth across the country averaged 2.2 per cent.
     Growth in the rest of the developed world was reasonably supportive for the mining sector. European Union economies, which in general are not subject to same imbalances as the US, grew above their long run trend rate for the second year in a row. The Japanese economy, whilst volatile and still dependent for growth on external demand, expanded by 1.8 per cent.
     The developed world accounts for around half of global metals demand but its importance to commodity markets is much less than it was as recently as the start of this decade. Changes in demand in other regions – most notably in China, but also increasingly in other emerging countries – has become much more important to the mining sector than cyclical fluctuations in consumption in the developed world.
     So whilst weaker economic growth in the US, Europe and Japan acted to hold down growth in commodity demand last year, the effect of this was more than offset by accelerating economic activity elsewhere. China has been the principal driver behind this change. Its economy expanded 11.4 per cent last year and apparent copper demand in the country rose by close to 30 per cent. Aluminium demand was up a remarkable 40 per cent. Other emerging markets also achieved buoyant growth. The Asia region excluding Japan expanded by eight per cent and Latin America grew by five per cent.
     Given that 2007 started with already depleted stocks, and with the mining industry still struggling to add capacity despite increased levels of capital investment, the macroeconomic conditions outlined above were more than sufficient to generate some further increases in what were already high prices at the start of the year. A number of historic price highs were breached. Slower growth and additions to supply caused some metals prices to fall back in the second half of the year, but a number of bulk and energy commodities prices continued their upwards trajectory.
     Amongst the base metals, lead, tin and nickel registered the greatest increase in annual average prices in 2007 (up 82 per cent, 59 per cent and 65 per cent year on year respectively). Aluminium and copper saw more modest increases of three per cent and six per cent, respectively. Zinc was the only LME metal to return a 2007 average price lower than in 2006, following a sharp sell off through the year.
     Iron ore benchmark prices increased by 9.5 per cent in April but with additions to low cost supply still not keeping pace with demand the market has become even more dependent on high cost Indian and Chinese production. As a result of this and higher freight costs, spot prices for iron ore to China doubled over the course of the year. Benchmark prices are likely to see more of the benefit of these strong market conditions in 2008.
     In February 2008, Rio Tinto noted the announced settlements between another iron ore producer and steelmakers, and indicated it would continue to negotiate for a freight premium to reflect Australia’s proximity to Asia and major customers.
     Australian thermal coal export prices ended the year on a high note of US$90 per tonne due to tight market conditions resulting from diminishing Chinese exports and infrastructure constraints on supply. The average annual price of US$65 per tonne was one third up on the 2006 level. In contrast, average US coal prices in the Powder River Basin were down some 20 per cent on their 2006 level, reflecting softer demand in the US. The star performer amongst energy prices was uranium, with average reported spot prices doubling year on year. Most trade in uranium takes place on longer contracted terms, and these have begun to reflect stronger market conditions.
     Demand for industrial minerals such as borates and titanium minerals has held up well with prices holding

Rio Tinto 2007 Form 20-F	15

Back to Contents

steady. The same applies to the diamond market, where supply trends have been supportive of prices.
     One of the beneficiaries of financial uncertainty are often precious metals prices. The average gold price rose 15 per cent in 2007 to US$691 per ounce. Most of this increase took place later in the year and gold finished 2007 selling at record levels of over US$830 per ounce, compared to a 2006 average of around US$602 per ounce.
     Many less widely traded metals have also continued to benefit from firm demand. In particular, the molybdenum price continued its remarkable performance, averaging US$30 per pound in 2007, close to its record level in 2005.

Marketing channels
Rio Tinto’s marketing channels are described under ‘Marketing’ on page 93.

Governmental regulation
Rio Tinto is subject to extensive governmental regulation affecting all aspects of its operations and consistently seeks to apply best practice in all of its activities. Due to Rio Tinto’s product and geographical spread, there is unlikely to be any single governmental regulation that could have a material effect on the Group’s business. Rio Tinto’s operations in Australia, New Zealand, and Indonesia are subject to state, provincial and federal regulations of general application governing mining and processing, land tenure and use, environmental requirements, including site specific environmental licences, permits and statutory authorisations, workplace health and safety, trade and export, corporations, competition, access to infrastructure, foreign investment and taxation. Some operations are conducted under specific agreements with the respective governments and associated acts of parliament. In addition, Rio Tinto’s uranium operations in the Northern Territory, Australia and Namibia are subject to specific regulation in relation to mining and the export of uranium.
     US and Canada based operations are subject to local, state, provincial and national regulations governing land tenure and use, environmental aspects of operations, product and workplace health and safety, trade and export administration, corporations, competition, securities and taxation. In relation to hydro-electric power generation in Canada, water rentals and royalties, as well as surplus power sales, are regulated by the Quebec and British Columbia provincial governments.
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
     In 2007, there were nine high or critical environment incidents compared with eight in 2006. These incidents were of a nature to impact the environment or may have concerned local communities. Of these two impacted air quality, five resulted from water discharge and two were spills. Examples of these include:
•	Air emission concentrations of fluorine exceeded license conditions at Boyne smelters, Australia.
•	Unauthorised discharge of mine water downstream of a dam as a result of poor communications with a contractor at Kestrel, Australia.
•	Sewage discharged into a holding pond following a blockage in pumps at Weipa, Australia.
•	Sea water used in cooling was discharged to the ocean at a higher temperature and pH than limits imposed by the license at Yarwun, Australia.
•	Minor land clearing inside an area identified as having heritage value at Hope Downs, Australia.
•	Diesel leak from below the floor of a bulk storage tank at West Angelas, Australia.

During 2007 three operations incurred fines amounting to US$9,633 (2006: US$56,779).
     Further information in respect of the Group’s environmental performance is included throughout this annual report and on the website.

Rio Tinto 2007 Form 20-F	16

Back to Contents

GROUP MINES
Mine	Location	Access	Title/lease

RIO TINTO ALCAN

CBG Sangaredi (23%)	Conakry, Guinea	Road and air	Lease expires in 2038

Ely	Weipa, Queensland, Australia	Road and air	Alcan Queensland Pty. Limited Agreement Act 1965 expires in 2048 with 21 year right of renewal with a two year notice period

GBC Awaso (80%)	Awaso, Ghana	Road	Lease expires in 2022, renewable in 25 year periods

Gove	Gove, Northern Territory, Australia	Road, air and port	100% Leasehold (held in trust by the Commonwealth on behalf of the Traditional Owners until end of mine life)

Porto Trombetas (MRN) (12%)	Porto Trombetas, Brazil	Air or port	Mineral rights granted for undetermined period

Rio Tinto 2007 Form 20-F	17

Back to Contents

GROUP MINES (continued)
Mine	History	Type of mine	Power source

RIO TINTO ALCAN

CBG Sangaredi (23%)	Bauxite mining commenced in 1973. Shareholders are 51% Halco and 49% Guinea. Alcan holds 45% of Halco since 2004 and off-takes 45%. Current annual capacity is 13 million tonnes.	Open cut	On site generation (fuel oil)

Ely	Discovered in 1957; 100% secured in 1965. In 1997, Ely Bauxite Mining Project Agreement signed with the local Aboriginal land owners. Bauxite Mining and Exchange Agreement signed in 1998 with Comalco to allow for extraction of the ore by Comalco. Mining commenced in 2006, first ore extracted in 2007.		Supplied by Weipa

GBC Awaso (80%)	Bauxite mining commenced in 1940 (100% British Aluminium). From 1974 to 1997, Ghana held 55%, Alcan 45%; since 1998 Alcan 80% Ghana 20%. Annual capacity is one million tonnes, currently limited to 750,000 tonnes by rail infrastructure.	Open cut	Electricity grid with on site generation back up

Gove	Bauxite mining commenced in 1970 feeding both the Gove refinery and export market capped at two million tonnes per annum. Bauxite export ceased in 2006 with feed intended for the expanded Gove Refinery. Current production capacity about ten million tonnes per annum with mine life estimated to 2025.	Open cut	Central power station located at the Gove refinery

Porto Trombetas (MRN) (12%)	In June 1974, an agreement was signed between the shareholders of Mineração Rio do Norte S.A, consisting at that time of the following companies: CVRD (41%), Alcan Aluminum Limited (19%), CB-Votorantim (10%), Reynolds Alumínio do Brasil Ltda (5%), Norsk Hydro a.s. (5%), Mineração Rio Xingu Ltda (5%), A/S Aaardal og Sunndal Verk (5%), Instituto Nacional de Industria (5%) and Rio Tinto Zinc do Brasil Ltda (5%). Mineral extraction commenced in April 1979. Initial production capacity 3.4 million tonnes annually. From October 2003, production capacity up to 16.3 million tonnes per year. Capital structure currently: Vale (40%), BHP-Billiton (14.8%), Rio Tinto Alcan(12%), CBA (10%), Alcoa/Abalco (18.2%) and Hydro (5%). Production 17.8 million tonnes of wet and dry bauxite annually.	Open cut	On site generation (heavy oil, diesel)

Rio Tinto 2007 Form 20-F	18

Back to Contents

GROUP MINES (continued)

Mine	Location	Access	Title/lease

Weipa	Weipa, Queensland, Australia	Road, air and port	Queensland Government lease expires in 2041 with option of 21 year extension, then two years’ notice of termination

COPPER

Escondida (30%)	Atacama Desert, Chile	Pipeline and road to deep sea port at Coloso	Rights conferred by Government under Chilean Mining Code

Grasberg joint venture (40%)	Papua, Indonesia	Pipeline, road and port	Indonesian Government Contracts of Work expire in 2021 with option of two ten year extensions

Kennecott Minerals Cortez/Pipeline (40%) (a)	Nevada, US	Road	Patented and unpatented mining claims

Kennecott Minerals Greens Creek (70%) (b)	Alaska, US	Port	Patented and unpatented mining claims

Kennecott Utah Copper Bingham Canyon	Near Salt Lake City, Utah, US	Pipeline, road and rail	Owned

Northparkes (80%)	Goonumbla, New South Wales, Australia	Road and rail	State Government mining lease issued in 1991 for 21 years

Palabora (58%)	Phalaborwa, Limpopo Province, South Africa	Road and rail	Lease from South African Government until deposits exhausted. Base metal claims owned by Palabora

DIAMONDS

Argyle Diamonds	Kimberley Ranges, Western Australia	Road and air	Mining tenement held under Diamond (Argyle Diamond Mines Joint Venture) Agreement Act 1981-1983; lease extended for 21 years from 2004

Diavik (60%)	N orthwest Territories, Canada	Air, ice road in winter	Mining leases from Canadian federal government expiring in 2017 and 2018

Murowa (78%)	Zvishavane, Zimbabwe	Road and air	Claims and mining leases

ENERGY

Energy Resources of Australia (68%) Ranger	Northern Territory, Australia	Road	Leases granted by State

Rio Tinto 2007 Form 20-F	19

Back to Contents

GROUP MINES (continued)

Mine	History	Type of mine	Power source

Weipa	Bauxite mining commenced in 1961. Major upgrade completed in 1998. Open cut Rio Tinto interest increased from 72.4% to 100% in 2000. In 2004 a mine expansion was completed that has lifted annual capacity to 16.5 million tonnes. Mining commenced on the adjacent Ely mining lease in 2006, in accordance with the 1998 agreement with Alcan. A second shiploader that increases the shipping capability of the Weipa operation was commissioned in 2006	Open pit	On site generation; new power station commissioned in 2006

COPPER

Escondida (30%)	Production started in 1990 and expanded in phases to 2002 when the new concentrator was completed; production from Norte commenced in 2005 and the sulphide leach produced the first cathode during 2006	Open pit	Supplied from SING grid under various contracts with Norgener, Gas Atacama and Edelnor

Grasberg joint venture (40%)	Joint venture interest acquired in 1995. Capacity expanded to over and 200,000 tonnes of ore per day in 1998 with addition of underground production of more than 35,000 tonnes per day in 2003, with an expansion to a sustained rate of 50,000 tonnes per day by mid 2007	Open pit and underground	Long term contract with US-Indonesian consortium operated, purpose built, coal fired generating station

Kennecott Minerals Cortez/Pipeline (40%) (a)	Gold production started at Cortez in 1969; at Pipeline deposit in 1997; Cortez Hills was approved in 2005	Open pit	Public utility

Kennecott Minerals Greens Creek (70%) (b)	Redeveloped in 1997	Underground/drift and fill	On site diesel generators

Kennecott Utah Copper Bingham Canyon	Interest acquired in 1989. Modernisation includes smelter complex and expanded tailings dam	Open pit	On site generation supplemented by long term contracts with Utah Power and Light

Northparkes (80%)	Production started in 1995; interest acquired in 2000	Open pit	Supplied from State grid

Palabora (58%)	Development of 20 year underground mine commenced in 1996 with open pit closure in 2003	Underground	Supplied by ESKOM via grid network

DIAMONDS

Argyle Diamonds	Interest increased from 59.7% following purchase of Ashton Mining in 2000. Underground mine project approved in 2005 to extend mine life to 2018	Open pit to underground in future	Long term contract with Ord Hydro Consortium and on site generation backup

Diavik (60%)	Deposits discovered 1994-1995. Construction approved 2000. Diamond production started 2003. Second dike closed off in 2005 for mining of additional orebody	Open pit to underground in future	On site diesel generators; installed capacity 27MW with an upgrade under way

Murowa (78%)	Discovered in 1997. Small scale production started in 2004	Open pit	Supplied by ZESA with diesel generator backup

ENERGY

Energy Resources of Australia (68%) Ranger	Mining commenced in 1981. Interest acquired through North in 2000. Life of mine extension to 2020 announced in 2007	Open pit	On site diesel/steam power generation

Rio Tinto 2007 Form 20-F	20

Back to Contents

GROUP MINES (continued)

Mine	Location	Access	Title/lease

Rio Tinto Coal Australia Bengalla (30%) Blair Athol (71%) Hail Creek (82%) Hunter Valley Operations (76%) Kestrel (80%) Mount Thorley Operations (61%) Warkworth (42%)	New South Wales and Queensland, Australia	Road, rail, conveyor and port	Leases granted by State

Rio Tinto Energy America Antelope Colowyo (20%) Cordero Rojo Decker (50%) Jacobs Ranch Spring Creek	Wyoming, Montana and Colorado, US	Rail and road	Leases from US and State Governments and private parties, with minimum coal production levels, and adherence to permit requirements and statutes

Rössing Uranium (69%)	Namib Desert, Namibia	Rail, road and port	Federal lease

INDUSTRIAL MINERALS

Rio Tinto Minerals: Boron	California, US	Road, rail and port	Owned

Rio Tinto Minerals: Salt (68.4%)	Dampier, Lake MacLeod and Port Hedland, Western Australia	Road and port	State agreements (mining leases) expiring in 2013 at Dampier, 2018 at Port Hedland and 2021 at Lake MacLeod with options to renew in each case

Rio Tinto Minerals: Talc	Trimouns, France (other smaller operations in Australia, Europe and North America)	Road and rail	Owner of ground (orebody) and long term lease agreement to 2012

QIT-Fer et Titane	The Saguenay, Quebec, Canada	Rail and port (St Lawrence River)	Mining covered by two concessions granted by State in 1949 and 1951 which, subject to certain Mining Act restrictions, confer rights and obligations of an owner

Richards Bay Minerals (50%)	Richards Bay, KwaZulu- Natal, South Africa	Rail, road and port	Long term renewable mineral leases; State lease for Reserve 4 initially runs to the end of 2022; Ingonyama Trust lease for Reserve10 runs to 2010. Both mineral leases are required to be converted to new order mining rights by 30 April 2009 in terms of South African legislation. An application for conversion was made in 2006 for the Ingonyama Trust mineral lease, and an application is expected to be made by mid 2008 for the conversion of the State mineral lease

IRON ORE

Hamersley Iron Brockman Marandoo Mount Tom Price Nammuldi Paraburdoo Yandicoogina Channar (60%) Eastern Range (54%)	Hamersley Ranges, Western Australia	Railway and port (owned by Hamersley Iron and operated by Pilbara Iron)	Agreements for life of mine with Government of Western Australia

Rio Tinto 2007 Form 20-F	21

Back to Contents

GROUP MINES (continued)

Mine	History	Type of mine	Power source

Rio Tinto Coal Australia Bengalla (30%) Blair Athol (71%) Hail Creek (82%) Hunter Valley Operations (76%) Kestrel (80%) Mount Thorley Operations (61%) Warkworth (42%)	Peabody Australian interests acquired in 2001. Production started for export at Blair Athol and adjacent power station at Tarong in 1984. Kestrel acquired and recommissioned in 1999. Hail Creek started in 2003	Open cut and underground (Kestrel)	State owned grid

Rio Tinto Energy America Antelope Colowyo (20%) Cordero Rojo Decker (50%) Jacobs Ranch Spring Creek	Antelope, Spring Creek, Decker and Cordero acquired in 1993, Colowyo in 1995, Caballo Rojo in 1997, Jacobs Ranch in 1998 and West Antelope in 2004	Open cut	Supplied by IPPs and Cooperatives through national grid service

Rössing Uranium (69%)	Production began in 1978. Life of mine extension to 2016 approved in 2005	Open pit	Namibian National Power

INDUSTRIAL MINERALS

Rio Tinto Minerals: Boron	Deposit discovered in 1925, acquired by Rio Tinto in 1967	Open pit	On site co-generation units

Rio Tinto Minerals: Salt (68.4%)	Construction of the Dampier field started in 1969; first shipment in1972. Lake MacLeod was acquired in 1978 as an operating field. Port Hedland was acquired in 2001 as an operating field	Solar evaporation of seawater (Dampier and Port Hedland) and underground brine (Lake MacLeod); dredging of gypsum from surface of Lake MacLeod	Dampier supply from Hamersley Iron Pty Ltd; Lake MacLeod from Western Power and on site generation units; Port Hedland from Western Power

Rio Tinto Minerals: Talc	Production started in 1885; acquired in 1988 . (Australian mine acquired in 2001)	Open pit	Supplied by Atel and on site generation units. Australian mine power supplied by Western Power

QIT-Fer et Titane	Production started in 1950; interest acquired in 1989	Open pit	Long term contract with Hydro-Quebec

Richards Bay Minerals (50%)	Production started in 1977; interest acquired in 1989. Fifth dredge commissioned in 2000	Beach sand dredging	Contract with ESKOM

IRON ORE

Hamersley Iron Brockman Marandoo Mount Tom Price Nammuldi Paraburdoo Yandicoogina Channar (60%) Eastern Range (54%)	Annual capacity increased to 68 million tonnes during 1990s. Yandicoogina first ore shipped in 1999 and port capacity increased. Eastern Range first shipped ore in 2004	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

Rio Tinto 2007 Form 20-F	22

Back to Contents

GROUP MINES (continued)

Mine	Location	Access	Title/lease

Hope Downs Joint Venture (50% mine, 100% infrastructure)	Pilbara region, Western Australia	Railway owned and operated by Rio Tinto	Agreements for life of mine with Government of Western Australia

Iron Ore Company of Canada (59%)	Labrador City, Province of Newfoundland and Labrador	Railway and port facilities in Sept-Iles, Quebec(owned and operated by IOC)	Sublease with the Labrador Iron Ore Royalty Income Fund which has lease agreements with the Government of Newfoundland and Labrador that are due to be renewed in 2020 and 2022

Rio Tinto Brasil Corumbá	Matto Grosso do Sul, Brazil	Road, air and river	Government licence for undetermined period

Robe River Iron Associates (53%) Mesa J West Angelas	Pilbara region, Western Australia	Railway and port (owned by Robe River and operated by Pilbara Iron)	Agreements for life of mine with Government of Western Australia

Rio Tinto 2007 Form 20-F	23

Back to Contents

GROUP MINES (continued)

Mine	History	Type of mine	Power source

Hope Downs Joint Venture (50% mine, 100% infrastructure)	Joint venture venture between Rio Tinto and Hancock Prospecting Pty Limited. Construction of Stage 1 to 22 million tonnes per annum commenced April 2006 and first production occurred November 2007. Stage 2 to 30 million tonnes per annum has been approved and is forecast to be completed by Q1 2009	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

Iron Ore Company of Canada (59%)	Current operation began in 1962 and has processed over one billion tonnes of crude ore since. Annual capacity now 17.5 million tonnes of concentrate of which 13.5 million tonnes can be pelletised Interest acquired in 2000 through North acquisition	Open pit	Supplied by Newfoundland Hydro under long term contract

Rio Tinto Brasil Corumbá	Iron ore production started in 1978; interest acquired in 1991	Open pit	Supplied by ENERSUL

Robe River Iron Associates (53%) Mesa J West Angelas	First shipment in 1972. Annual sales reached 30 million tonnes in late 1990s. Interest acquired in 2000 through North acquisition. West Angelas first ore shipped in 2002 and mine expanded in 2005	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

Notes
(a)	On 5 March 2008 the Group completed the sale of its interest in the Cortez joint venture to its joint venture partner for a cash consideration of US$1,695 million, a deferred bonus payment in the event of additional reserves and a contingent royalty interest.
(b)	On 12 February 2008 the Group reached agreement for the sale of Greens Creek to its minority partner for US$750 million.

Rio Tinto 2007 Form 20-F	24

Back to Contents

GROUP SMELTERS AND REFINERIES

Smelter/refinery	Location	Title/lease	Plant type/product	Capacity as of 31 December 2007

RIO TINTO ALCAN

Alma	Alma, Quebec, Canada	100% Freehold	Aluminium smelter producing aluminium rod, t-foundry, sow, molten metal	415,000 tonnes per year aluminium

Alouette (40%)	Sept-Iles, Quebec, Canada	100% Freehold	Aluminium smelter producing aluminium ingot, sow	572,000 tonnes per year aluminium

Alucam (46.7%)	Edea, Cameroon	100% Freehold	Aluminium smelter producing aluminium slab, ingot	100,000 tonnes per year aluminium

Anglesey (51%)	Anglesey, Wales, UK	100% Freehold	Aluminium smelter producing aluminium billet, block, sow	145,000 tonnes per year aluminium

Arvida	Arvida, Quebec, Canada	100% Freehold	Aluminium smelter producing aluminium billet, molten metal	166,000 tonnes per year aluminium

Beauharnois	Beauharnois, Quebec, Canada	100% Freehold	Aluminium smelter producing aluminium ingot foundry	52,000 tonnes per year aluminium

Becancour (25%)	Becancour, Quebec, Canada	100% Freehold	Aluminium smelter producing aluminium billet, slab, t-foundry, t-bar	404,000 tonnes per year aluminium

Bell Bay	Bell Bay, Northern Tasmania, Australia	100% Freehold	Aluminium smelter producing aluminium ingot, block, t-bar	178,000 tonnes per year aluminium

Boyne Island Smelters (59%)	Boyne Island, Queensland, Australia	100% Freehold	Aluminium smelter producing aluminium ingot, billet, t-bar	545,000 tonnes per year aluminium

Dunkerque	Dunkerque, France	100% Freehold	Aluminium smelter producing aluminium slab, t-foundry, t-bar	259,000 tonnes per year aluminium

Gardanne	Gardanne, France	100% Freehold	Refinery producing specialty aluminas	635,000 tonnes per year specialty aluminas(including 133 000 tonnes of smelter grade aluminas)

Gove	Gove, Northern Territory, Australia	100% Leasehold. Commonwealth land held (in trust on behalf of Traditional Owners). Numerous lots with varying expiry dates starting 2011	Refinery producing alumina	2,000,000 tonnes per year alumina

La Grande-Baie	Grande-Baie, Quebec, Canada	100% Freehold	Aluminium smelter producing aluminium slab, sow, molten metal	207,000 tonnes per year aluminium

ISAL	Reykjavik, Iceland	100% Freehold	Aluminium smelter producing aluminium slab, t-bar	179,000 tonnes per year aluminium

Kitimat	Kitimat, British Columbia, Canada	100% Freehold	Aluminium smelter producing aluminium billet, slab, ingot	277,000 tonnes per year aluminium

Laterriere	Laterriere, Quebec, Canada	100% Freehold	Aluminium smelter producing aluminium slab, t-bar, molten metal	228,000 tonnes per year aluminium

Lochaber	Fort William, Scotland, UK	100% Freehold	Aluminium smelter producing aluminium slab, t-bar	43,000 tonnes per year aluminium

Lynemouth	Lynemouth, Northumberland, UK	100% Freehold	Aluminium smelter producing aluminium slab, t-bar	178,000 tonnes per year aluminium

Ningxia (50%)	Qingtongxia, China	100% Freehold	Aluminium smelter producing aluminium ingot	152,000 tonnes per year aluminium

Queensland Alumina (80%)	Gladstone, Queensland, Australia	73.3% Freehold. 26.7% Leasehold (of which more than 80% expires in 2026 and after)	Refinery producing alumina	3,953,000 tonnes per year alumina

Sao Luis (Alumar) (10%)	Sao Luis, Maranhao, Brazil	100% Freehold	Refinery producing alumina	140,000 tonnes per year(10%) of alumina which will increase to 350,000 tonnes per year after expansion in 2009

St-Jean-de- Maurienne	St-Jean-de-Maurienne, France	100% Freehold	Aluminium smelter producing aluminium slab, rod	135,000 tonnes per year aluminium

Rio Tinto 2007 Form 20-F	25

Back to Contents

GROUP SMELTERS AND REFINERIES (continued)

Smelter/refinery	Location	Title/lease	Plant type/product	Capacity as of 31 December 2007

Sebree	Kentucky, US	100% Freehold	Aluminium smelter producing aluminium billet, ingot foundry, t-bar	196,000 tonnes per year aluminium

Shawinigan	Shawinigan, Quebec, Canada	100% Freehold	Aluminium smelter producing aluminium billet, sow	99,000 tonnes per year aluminium

SORAL (50%)	Husnes, Norway	100% Freehold	Aluminium smelter producing aluminium billet	164,000 tonnes per year aluminium

Tiwai Point (New Zealand Aluminium Smelters) (79%)	Invercargill, Southland, New Zealand	19.6% Freehold. 80.4% Leasehold (expiring in 2029 and use of certain Crown land)	Aluminium smelter producing aluminium ingot, billet, t-bar	352,000 tonnes per year aluminium

Tomago (51.6%)	Tomago, New South Wales, Australia	100% Freehold	Aluminium smelter producing aluminium billet, slab, ingot	520,000 tonnes per year aluminium

Vaudreuil (Jonquiere)	Quebec, Canada	100% Freehold	Refinery producing alumina	1,300,000 tonnes per
year alumina

Yarwun	Gladstone, Queensland, Australia	97% Freehold. 3% Leasehold (expiring in 2101 and after)	Refinery producing alumina	1,400,000 tonnes per year alumina

COPPER GROUP

Kennecott Utah Copper	Magna, Salt Lake City, Utah, US	100% Freehold	Flash smelting furnace/Flash convertor furnace copper refinery	335,000 tonnes per year refined copper

Palabora (58%)	Phalaborwa, South Africa	100% Freehold	Reverberatory Pierce Smith copper refinery	130,000 tonnes per year refined copper

Boron	California, US	100% Freehold	Borates refinery	565,000 tonnes per year boric oxide

QIT-Fer et Titane Sorel Plant	Sorel-Tracy, Quebec, Canada	100% Freehold	Ilmenite smelter	1,100,000 tonnes per year titanium dioxide slag, 900,000 tonnes per year iron

Richards Bay Minerals (50%)	Richards Bay, South Africa	100% Freehold	Ilmenite smelter	1,060,000 tonnes per year titanium dioxide slag

IRON ORE GROUP

HIsmelt® (60%)	Kwinana, Western Australia	100% Leasehold (expiring in 2010 with rights of renewal for further 25 year terms)	HIsmelt® ironmaking plant producing pig iron	800,000 tonnes per year pig iron

IOC Pellet Plant (59%)	Labrador City, Newfoundland, Canada	100% Leaseholds (expiring in 2020, 2022 and 2025 with rights of renewal for further terms of 30 years)	Pellet induration furnaces producing multiple iron ore pellet types	13,500,000 tonnes per year pellet

Rio Tinto 2007 Form 20-F	26

Back to Contents

GROUP POWER PLANTS

Smelter/refinery	Location	Title/lease	Plant type/product	Capacity as of
31 December 2007

RIO TINTO ALCAN

Daba Power Plant (21.8%)	Qingtongxia, China	100% Freehold	Thermal power station	1,200 megawatts

Gladstone Power Station (42%)	Gladstone, Queensland, Australia	100% Freehold	Thermal power station	1,680 megawatts

Highlands Power Stations	Lochaber, Kinlochleven, UK	100% Freehold	Hydro-electric power	80 megawatts

Lynemouth Power Station	Lynemouth, UK	100% Freehold	Thermal power station	420 megawatts

Kemano Power Plant	Kemano, British Columbia, Canada	100% Freehold	Hydro-electric power	896 megawatts

Quebec Power Stations	The Saguenay, Quebec, Canada (Chute-a-Caron, Chute a la Savanne, Chute- des-Passes, Chute du Diable, Isle-Maligne, Shipshaw)	100% Freehold	Hydro-electric power	2,687 megawatts

Vigelands Power Station	Nr Kristiansand, Norway	100% Freehold	Hydro-electric power	26 megawatts

Rio Tinto 2007 Form 20-F	27

Back to Contents

METALS AND MINERALS PRODUCTION

		2007		2006		2005
		Production (a)		Production (a)		Production (a)

	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)		share		share		share

ALUMINA (’000 tonnes)
Eurallumina (Italy) (c)	—	—	—	914	513	1,070	601
Gardanne (France) (d)	100.0	21	21
Gove (Australia) (d)	100.0	405	405
Jonquiere (Canada) (d)	100.0	252	252
Queensland Alumina (Australia) (d) (e)	80.0	3,816	1,766	3,871	1,494	3,953	1,526
Sao Luis (Alumar) (Brazil) (d)	10.0	288	29
Yarwun (Australia) (d) (f)	100.0	1,260	1,260	1,240	1,240	835	835
Speciality Plants (Canada/France/Germany) (d)	100.0	144	144

Rio Tinto total			3,877		3,247		2,963

ALUMINIUM (refined) (’000 tonnes)
Alma (Canada) (d)	100.0	80.1	80.1
Alouette (Sept-Iles) (Canada) (d)	40.0	108.9	43.5
Alucam (Edea) (Cameroon) (d)	46.7	18.8	8.8
Anglesey (UK)	51.0	144.7	73.3	143.8	73.3	143.9	73.4
Arvida (Canada) (d)	100.0	31.8	31.8
Beauharnois (Canada) (d)	100.0	9.8	9.8
Becancour (Canada) (d)	25.1	80.1	20.1
Bell Bay (Australia)	100.0	178.3	178.3	177.5	177.5	173.8	173.8
Boyne Island (Australia)	59.4	550.3	329.6	545.1	325.0	544.9	326.2
Dunkerque (France) (d)	100.0	49.5	49.5
Grande-Baie (Canada) (d)	100.0	39.7	39.7
ISAL (Reykjavik) (Iceland) (d)	100.0	35.0	35.0
Kitimat (Canada) (d)	100.0	46.8	46.8
Lannemezan (France) (d)	100.0	5.0	5.0
Laterriere (Canada) (d)	100.0	44.0	44.0
Lochaber (UK) (d)	100.0	8.3	8.3
Lynemouth (UK) (d)	100.0	33.3	33.3
Ningxia (Qingtongxia) (China) (d)	50.0	30.9	15.5
Sebree (USA) (d)	100.0	36.8	36.8
Shawinigan (Canada) (d)	100.0	18.3	18.3
SORAL (Husnes) (Norway) (d)	50.0	32.0	16.0
St-Jean-de Maurienne (France) (d)	100.0	25.2	25.2
Tiwai Point (New Zealand)	79.4	353.0	280.9	337.3	268.9	351.4	280.3
Tomago (Australia) (d)	51.6	97.4	50.2

Rio Tinto total			1479.7		844.7		853.7

BAUXITE (’000 tonnes)
Awaso (Ghana) (d) (g)	80.0	216	173
Gove (Australia) (d)	100.0	985	985
Porto Trombetas (MRN) (Brazil) (d)	12.0	3,392	407
Sangaredi (Guinea) (d)	(h)	2,774	1,248
Weipa (Australia)	100.0	18,209	18,209	16,319	16,319	15,604	15,604

Rio Tinto total			21,022		16,319		15,604

BORATES (’000 tonnes) (i)
Rio Tinto Minerals – Boron (US)	100.0	541	541	538	538	540	540
Rio Tinto Minerals – Argentina (Argentina)	100.0	19	19	15	15	20	20

Rio Tinto total			560		553		560

COAL – HARD COKING (’000 tonnes)
Rio Tinto Coal Australia
Hail Creek Coal (Australia)	82.0	5,012	4,110	4,544	3,726	5,900	4,838
Kestrel Coal (Australia)	80.0	2,586	2,069	2,729	2,183	2,946	2,357

Rio Tinto total hard coking coal			6,179		5,909		7,195

Rio Tinto 2007 Form 20-F	28

Back to Contents

METALS AND MINERALS PRODUCTION (continued)

			2007		2006		2005
		Production (a)		Production (a)		Production (a)

	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)		share		share		share

COAL – OTHER* (’000 tonnes)
Rio Tinto Coal Australia
Bengalla (Australia)	30.3	5,155	1,561	5,544	1,679	5,965	1,806
Blair Athol (Australia)	71.2	7,924	5,645	10,190	7,259	10,600	7,551
Hunter Valley Operations (Australia)	75.7	10,094	7,642	12,024	9,104	12,374	9,369
Kestrel Coal (Australia)	80.0	1,035	828	863	691	774	619
Mount Thorley Operations (Australia)	60.6	2,924	1,771	3,895	2,359	3,962	2,400
Tarong Coal (Australia)	100.0	4,510	4,510	6,979	6,979	6,470	6,470
Warkworth (Australia)	42.1	5,775	2,430	7,342	3,089	6,293	2,647

Total Australian other coal			24,388		31,159		30,863

Rio Tinto Energy America
Antelope (US)	100.0	31,267	31,267	30,749	30,749	27,174	27,174
Colowyo (US)	(j)	5,077	5,077	5,754	5,754	5,325	5,325
Cordero Rojo (US)	100.0	36,712	36,712	36,094	36,094	34,234	34,234
Decker (US)	50.0	6,340	3,170	6,449	3,225	6,288	3,144
Jacobs Ranch (US)	100.0	34,565	34,565	36,258	36,258	33,823	33,823
Spring Creek (US)	100.0	14,291	14,291	13,181	13,181	11,881	11,881

Total US coal			125,083		125,260		115,580

Rio Tinto total other coal			149,471		156,419		146,443

COPPER (mined) (’000 tonnes)
Bingham Canyon (US)	100.0	212.2	212.2	265.6	265.6	220.6	220.6
Escondida (Chile)	30.0	1,405.5	421.6	1,313.4	394.0	1,270.2	381.1
Grasberg – Joint Venture (Indonesia) (k)	40.0	569.4	28.4	115.5	46.2	273.9	109.6
Northparkes (Australia)	80.0	43.1	34.5	83.3	66.6	54.0	43.2
Palabora (South Africa) (l)	57.7	71.4	41.2	61.5	31.1	61.2	30.0

Rio Tinto total			737.9		803.5		784.4

COPPER (refined) (’000 tonnes)
Escondida (Chile)	30.0	238.4	71.5	134.4	40.3	143.9	43.2
Kennecott Utah Copper (US)	100.0	265.6	265.6	217.9	217.9	232.0	232.0
Palabora (South Africa) (l)	57.7	91.7	52.9	81.2	40.9	80.3	39.3

Rio Tinto total			390.0		299.2		314.5

DIAMONDS (’000 carats)
Argyle (Australia)	100.0	18,744	18,744	29,078	29,078	30,476	30,476
Diavik (Canada)	60.0	11,943	7,166	9,829	5,897	8,272	4,963
Murowa (Zimbabwe)	77.8	145	113	240	187	251	195

Rio Tinto total			26,023		35,162		35,635

GOLD (mined) (‘000 ounces)
Barneys Canyon (US)	100.0	11	11	15	15	16	16
Bingham Canyon (US)	100.0	397	397	523	523	401	401
Cortez/Pipeline (US) (m)	40.0	538	215	444	178	904	361
Escondida (Chile)	30.0	187	56	170	51	183	55
Grasberg – Joint Venture (Indonesia) (k)	40.0	2,689	423	238	95	1,676	670
Greens Creek (US) (m)	70.3	68	48	63	44	73	51
Kelian (Indonesia)	90.0	—	—	—	—	43	38
Lihir (Papua New Guinea) (n)	—	—	—	—	—	424	61
Northparkes (Australia)	80.0	79	63	95	76	57	46
Rawhide (US)	51.0	19	10	26	13	35	18
Others	—	19	11	18	9	15	7

Rio Tinto total			1,233		1,003		1,726

GOLD (refined) (’000 ounces)
Kennecott Utah Copper (US)	100.0	523	523	462	462	369	369

*	Coal – other includes thermal coal, semi-soft coking coal and semi-hard coking coal.

Rio Tinto 2007 Form 20-F	29

Back to Contents

METALS AND MINERALS PRODUCTION (continued)

			2007		2006		2005
		Production (a)		Production (a)		Production (a)

	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)		share		share		share

IRON ORE (’000 tonnes)
Channar (Australia)	60.0	10,549	6,330	9,798	5,879	8,644	5,186
Corumbá (Brazil)	100.0	1,777	1,777	1,982	1,982	1,410	1,410
Eastern Range (Australia)	(n)	6,932	6,932	8,215	8,215	6,559	6,559
Hamersley Iron (Australia)	100.0	94,567	94,567	79,208	79,208	74,387	74,387
Hope Downs (Australia) (p)	50.0	64	32	—	—	—	—
Iron Ore Company of Canada (Canada)	58.7	13,229	7,768	16,080	9,442	15,647	9,188
Robe River (Australia)	53.0	51,512	27,301	52,932	28,054	52,385	27,764

Rio Tinto total			144,707		132,780		124,494

LEAD (’000 tonnes)
Greens Creek (US) (m)	70.3	17.0	11.9	16.9	11.9	16.9	11.9

MOLYBDENUM (’000 tonnes)
Bingham Canyon (US)	100.0	14.9	14.9	16.8	16.8	15.6	15.6

PIG IRON (’000 tonnes)
HIsmelt® (Australia)	60.0	115	69	89	53	9	5

SALT (’000 tonnes)
Rio Tinto Minerals – salt (Australia) (q)	68.4	7,827	5,242	8,323	5,405	8,480	5,507

SILVER (mined) (’000 ounces)
Bingham Canyon (US)	100.0	3,487	3,487	4,214	4,214	3,958	3,958
Escondida (Chile)	30.0	7,870	2,361	6,646	1,994	6,565	1,970
Grasberg – Joint Venture (Indonesia) (k)	40.0	5,238	477	1,675	670	3,410	1,364
Greens Creek (US) (m)	70.3	8,646	6,075	8,866	6,230	9,664	6,791
Others	—	914	602	1,345	861	1,422	843

Rio Tinto total			13,002		13,968		14,926

SILVER (refined) (’000 ounces)
Kennecott Utah Copper (US)	100.0	4,365	4,365	4,152	4,152	3,538	3,538

TALC (’000 tonnes)
Rio Tinto Minerals – talc	100.0	1,281	1,281	1,392	1,392	1,364	1,364
(Australia/Europe/North America) (r)

TITANIUM DIOXIDE FEEDSTOCK (’000 tonnes)
Rio Tinto Iron & Titanium	100.0	1,458	1,458	1,415	1,415	1,312	1,312
(Canada/South Africa) (s)

URANIUM (’000 lbs U3 O8 ) (t)
Energy Resources of Australia (Australia)	68.4	11,713	8,011	10,370	7,092	13,013	8,900
Rössing (Namibia)	68.6	6,714	4,605	7,975	5,469	8,182	5,611

Rio Tinto total			12,616		12,561		14,511

ZINC (mined) (’000 tonnes)
Greens Creek (US) (m)	70.3	50.8	35.7	47.5	33.4	52.9	37.2

Rio Tinto 2007 Form 20-F	30

Back to Contents

METALS AND MINERALS PRODUCTION (continued)
Notes
(a)	Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined onsite, except for the data for iron ore and bauxite (beneficiated plus calcined) which represent production of saleable quantities of ore.
(b)	Rio Tinto percentage share, shown above, is as at the end of 2007 and has applied over the period 2005–2007 except for those operations where the share has varied during the year and the weighted average for them is shown below. The Rio Tinto share varies at individual mines and refineries in the “others” category and thus no value is shown.

Rio Tinto Share %

Operation See note	2007	2006	2005
Queensland Alumina (e)	46.3	38.6	38.6
Palabora (l)	57.7	50.5	49.0
Rio Tinto Minerals – salt (q)	67.0	64.9	64.9

(c)	Rio Tinto sold its 56.2 per cent share in Eurallumina with an effective date of 31 October 2006 and production data are shown up to that date.
(d)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007; production is shown as from that date. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name.
(e)	Rio Tinto held a 38.6 per cent share in QAL until 24 October 2007; this increased to 80.0 per cent following the Alcan acquisition
(f)	Yarwun was previously known as Comalco Alumina Refinery.
(g)	Rio Tinto has an 80 per cent interest in the Awaso mine but purchases the additional 20 per cent of production
(h)	Rio Tinto has a 22.9 per cent shareholding in the Sangaredi mine but receives 45 per cent of production under the partnership agreement.
(i)	Borate quantities are expressed as B2O3.
(j)	In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo’s output is included in Rio Tinto’s share of production.
(k)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(l)	Rio Tinto’s shareholding in Palabora varied during 2005 and 2006 due to the progressive conversion of debentures into ordinary shares.
(m)	In February 2008 Rio Tinto reached agreement for the sale of Greens Creek and on 5 March 2008 the Group completed the sale of its interest in the Cortez joint venture to its partner.
(n)	On 30 November 2005, Rio Tinto sold its 14.5 per cent interest in Lihir Gold; it had agreed in September 2005 to relinquish the management agreement for Lihir. The production data are shown up to 30 September 2005, from which date the Rio Tinto interest in Lihir was held as an investment rather than being equity accounted.
(o)	Rio Tinto’s share of production includes 100 per cent of the production from the Eastern Range mine. Under the terms of the joint venture agreement (Rio Tinto 54 per cent), Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.
(p)	Hope Downs started production in the fourth quarter of 2007
(q)	Rio Tinto increased its shareholding in Rio Tinto Minerals – salt to 68.4 per cent at the beginning of July 2007.
(r)	Talc production includes some products derived from purchased ores.
(s)	Quantities comprise 100 per cent of QIT and 50 per cent of Richards Bay Minerals’ production.
(t)	With effect from the second quarter of 2007 Rio Tinto is reporting uranium production as ‘000 lbs U3O8 rather than tonnes.

Rio Tinto 2007 Form 20-F	31

Back to Contents

ORE RESERVES (under Industry Guide 7)

Reserves have been prepared in accordance with Industry Guide 7 under the United States Securities Act of 1933 and the following definitions:

•	An ‘Ore Reserve’ means that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserves determination. To establish this, studies appropriate to the type of mineral deposit involved have been carried out to estimate the quantity, grade and value of the ore mineral(s) present. In addition, technical studies have been completed to determine realistic assumptions for the extraction of the minerals including estimates of mining, processing, economic, marketing, legal, environmental, social and governmental factors. The degree of these studies is sufficient to demonstrate the technical and economic feasibility of the project and depends on whether or not the project is an extension of an existing project or operation. The estimates of minerals to be produced include allowances for ore losses and the treatment of unmineralised materials which may occur as part of the mining and processing activities. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proven Ore Reserves as defined below.
•	The term "economically", as used in the definition of reserves, implies that profitable extraction or production under defined investment assumptions has been established through the creation of a mining plan, processing plan and cash flow model. The assumptions made must be reasonable, including costs and operating conditions that will prevail during the life of the project.
•	Ore reserves presented in accordance with SEC Industry Guide 7 do not exceed the quantities that, it is estimated, could be extracted economically if future prices were to be in line with the average of historical prices for the three years to 30 June 2007, or contracted prices where applicable. For this purpose, contracted prices are applied only to future sales volumes for which the price is predetermined by an existing contract; and the average of historical prices is applied to expected sales volumes in excess of such amounts. Moreover, reported ore reserve estimates have not been increased above the levels expected to be economic based on Rio Tinto's own long term price assumptions.
•	The term "legally", as used in the definition of reserves, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for reserves to exist, there is reasonable assurance of the issuance of these permits or resolution of legal issues. Reasonable assurance means that, based on applicable laws and regulations, the issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with the Company’s current mine plans.
•	The term "proven reserves" means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established. Proven reserves represent that part of an orebody for which there exists the highest level of confidence in data regarding its geology, physical characteristics, chemical composition and probable processing requirements.
•	The term "probable reserves" means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. This means that probable reserves generally have a wider drill hole spacing than for proven reserves.
•	The amount of proven and probable reserves shown below does not necessarily represent the amount of material currently scheduled for extraction, because the amount scheduled for extraction may be derived from a life of mine plan predicated on prices and other assumptions which are different to those used in the life of mine plan prepared in accordance with Industry Guide 7.
•	The estimated ore reserve figures in the following tables are as of 31 December 2007. Metric units are used throughout. The figures used to calculate Rio Tinto's share of reserves are often more precise than the rounded numbers shown in the tables, hence small differences might result if the calculations are repeated using the tabulated figures. Commodity price information is given in footnote (a).

Rio Tinto 2007 Form 20-F	32

Back to Contents

ORE RESERVES (under Industry Guide 7) (continued)

	Type	Total ore reserves at end
	of	2007
	mine
	(b)	Tonnage	Grade	Interest	Rio Tinto
				%	share

					Recoverable
BAUXITE (c)					mineral
		millions			millions
		of tonnes	%Al2 O3		of tonnes
Reserves at operating mine
Gove (Australia) (d)	O/P	143	49.2	100.0	143
Porto Trombetas (Brazil) (d)	O/P	166	51.2	12.0	20
Weipa (Australia) (d)	O/P	1,224	53.6	100.0	1,224

Rio Tinto total					1,387

				Marketable
BORATES (e)				product
		millions		millions
		of tonnes		of tonnes
Reserves at operating mine
Rio Tinto Minerals - Boron (US)
- mine	O/P	19.2	100.0	19.2
- stockpiles (f)	S/P	2.3	100.0	2.3

Rio Tinto total				21.5

		Coal type	Marketable	Marketable coal quality
		(h)	reserves	(i)	(i)

							Marketable
COAL (g)				Calorific	Sulphur		reserves
			millions	value	content		millions
			of tonnes	MJ/kg	%		of tonnes
Reserves at operating mines
Rio Tinto Energy America
Antelope (US)	O/C	SC	325	20.59	0.24	100.0	325
Colowyo (US) (j)	O/C	SC	9	24.19	0.44	100.0	9
Cordero Rojo (US)	O/C	SC	241	19.54	0.30	100.0	241
Decker (US)	O/C	SC	12	22.10	0.39	50.0	6
Jacobs Ranch (US)	O/C	SC	383	20.35	0.43	100.0	383
Spring Creek (US) (k)	O/C	SC	295	21.75	0.33	100.0	295

Total US coal							1,259

Rio Tinto Coal Australia
Bengalla (Australia)	O/C	SC	137	28.21	0.47	30.3	42
Blair Athol (Australia)	O/C	SC	37	26.91	0.30	71.2	26
Hail Creek (Australia)	O/C	MC	174	32.20	0.35	82.0	142
Hunter Valley Operations	O/C	SC + MC	298	28.90	0.58	75.7	226
(Australia)
Kestrel (Australia) (l)	U/G	SC + MC	136	31.60	0.59	80.0	109
Mount Thorley Operations	O/C	SC + MC	23	29.48	0.46	60.6	14
(Australia)
Warkworth (Australia)	O/C	SC + MC	242	28.87	0.45	42.1	102

Total Australian coal							661

Rio Tinto total reserves at operating mines							1,920

Undeveloped reserves (m)
Rio Tinto Coal Australia
Clermont (Australia)	O/C	SC	189	27.90	0.33	50.1	95
Mount Pleasant (Australia)	O/C	SC	350	26.73	0.51	75.7	265

Rio Tinto total undeveloped reserves							360

Rio Tinto 2007 Form 20-F	33

Back to Contents

ORE RESERVES (under Industry Guide 7) (continued)

	Type of	Total ore reserves at end 2007		Average
	mine			mill
	(b)	Tonnage	Grade	recovery	Interest	Rio Tinto
				%	%	share

						Recoverable
COPPER						metal
		millions				millions
		of tonnes	%Cu			of tonnes

Reserves at operating mines
Bingham Canyon (US)
– mine	O/P	563	0.52	86	100.0	2.539
– stockpiles (f)	S/P	49	0.33	86	100.0	0.141
Escondida (Chile) (n)
– sulphide mine	O/P	1,690	1.14	86	30.0	4.959
– sulphide leach mine	O/P	2,217	0.53	32	30.0	1.123
– oxide mine	O/P	46	1.12	68	30.0	0.104
– sulphide stockpiles (f)	S/P	14	1.24	86	30.0	0.044
– sulphide leach stockpiles (f)	S/P	182	0.75	32	30.0	0.129
– oxide stockpiles (f)	S/P	112	0.78	68	30.0	0.176
Grasberg (Indonesia)	O/P + U/G	2,712	1.04	88	(o)	7.388
Northparkes (Australia)
– mine	U/G	47	0.97	89	80.0	0.325
– stockpiles (f)	S/P	0.7	0.69	85	80.0	0.003
Palabora (South Africa)	U/G	104	0.62	88	57.7	0.327

Rio Tinto total reserves at operating mines						17.258

Undeveloped reserves (m)
Eagle (US) (p)	U/G	3.2	3.04	95	100.0	0.092
Oyo Tolgoi (Mongolia) (q)	O/P	930	0.50	87	9.9	0.399

Rio Tinto total undeveloped reserves						0.491

					Recoverable
DIAMONDS (c)					diamonds
		millions	carats		millions
		of tonnes	per tonne		of carats

Reserves at operating mines
Argyle (Australia)
– AK1 pipe mine	O/P + U/G	89	2.2	100.0	192.3
– AK1 pipe stockpiles (f)	S/P	5.2	1.0	100.0	5.2
Diavik (Canada)	O/P + U/G	22	3.5	60.0	46.2
Murowa (Zimbabwe)
– mine	O/P	21	0.7	77.8	11.5
– stockpiles (f)	S/P	0.2	0.5	77.8	0.1

Rio Tinto total					255.4

						Recoverable
GOLD						metal
		millions	grammes			millions
		of tonnes	per tonne			of ounces

Reserves at operating mines
Bingham Canyon (US)
– mine	O/P	563	0.30	65	100.0	3.567
– stockpiles (f)	S/P	49	0.18	65	100.0	0.183
Cortez/Pipeline (US) (r)
– mine	O/P + U/G	129	2.70	81	40.0	3.629
– stockpiles (f)	S/P	1.6	4.47	86	40.0	0.080
Grasberg (Indonesia)	O/P + U/G	2,712	0.90	69	(o)	13.672
Greens Creek (US) (s)	U/G	7.7	3.68	68	70.3	0.437
Northparkes (Australia)
– mine	U/G	47	0.40	73	80.0	0.357
– stockpiles (f)	S/P	0.7	0.58	76	80.0	0.008

Rio Tinto total reserves at operating mines						21.932

Rio Tinto 2007 Form 20-F	34

Back to Contents

ORE RESERVES (under Industry Guide 7) (continued)

	Type of	Total ore reserves at end 2007		Average
	mine			mill
	(b)	Tonnage	Grade	recovery	Interest	Rio Tinto
				%	%	share

						Recoverable
GOLD						metal
		millions	grammes			millions
		of tonnes	per tonne			of ounces

Undeveloped reserves (m)
Oyo Tolgoi (Mongolia) (q)	O/P	930	0.36	71	9.9	0.753

						Marketable
IRON ORE (c)						product
		millions				millions
		of tonnes	%Fe			of tonnes

Reserves at operating mines
and mines under construction
Channar (Australia)
– Brockman Ore	O/P	106	63.4		60.0	64
Corumbá (Brazil)
– mine	O/P	209	67.0		100.0	209
– stockpiles (f)	S/P	1	66.3		100.0	1
Eastern Range (Australia)
– Brockman Ore (t)	O/P	111	63.2		54.0	60
Hamersley (Australia)
– Brockman 2 (Brockman Ore)	O/P	25	62.7		100.0	25
– Brockman 4 (Brockman Ore)	O/P	570	62.3		100.0	570
– Marandoo (Marra Mamba Ore)	O/P	50	61.7		100.0	50
– Mt Tom Price (Brockman Ore)
– mine	O/P	104	64.4		100.0	104
– stockpiles (f)	S/P	21	64.5		100.0	21
– Mt Tom Price (Marra Mamba Ore)	O/P	33	61.2		100.0	33
– Paraburdoo (Brockman Ore) (u)	O/P	28	63.9		100.0	28
– Paraburdoo (Marra Mamba Ore) (u)	O/P	0.8	63.3		100.0	0.8
– Nammuldi (Marra Mamba Ore)	O/P	30	61.2		100.0	30
– Yandicoogina (Pisolite Ore HG) (v)
– mine	O/P	271	58.7		100.0	271
– stockpiles (f)	S/P	5	58.5		100.0	5
– Yandicoogina (Process Product)
– mine	O/P	119	58.5		100.0	119
Hope Downs (Australia)
– Marra Mamba Ore	O/P	344	61.4		50.0	172
Iron Ore Company of Canada (w)
(Canada)	O/P	538	65.0		58.7	316
Robe River (Australia)
– Pannawonica (Pisolite Ore)
– mine	O/P	288	57.2		53.0	153
– stockpiles (f)	S/P	16	56.9		53.0	9
– West Angelas (Marra Mamba Ore)
– mine	O/P	385	61.8		53.0	204
– stockpiles (f)	S/P	6	59.3		53.0	3

Rio Tinto total						2,449

Recoverable
LEAD						metal
		millions				millions
		of tonnes	%Pb			of tonnes

Reserves at operating mine
Greens Creek (US) (s)	U/G	7.7	3.79	66	70.3	0.136

Rio Tinto 2007 Form 20-F	35

Back to Contents

ORE RESERVES (under Industry Guide 7) (continued)

	Type of	Total ore reserves at end 2007		Average
	mine			mill
	(b)	Tonnage	Grade	recovery	Interest	Rio Tinto
				%	%	share

Recoverable
MOLYBDENUM						metal
		millions				millions
		of tonnes	%Mo			of tonnes

Reserves at operating mine
Bingham Canyon (US) (x)
– mine	O/P	563	0.047	62	100.0	0.166
– stockpiles (f)	S/P	49	0.020	62	100.0	0.006

Rio Tinto total						0.172

Recoverable
NICKEL						metal
		millions				millions
		of tonnes	%Ni			of tonnes

Undeveloped reserves (m)
Eagle (US) (p)	U/G	3.2	3.89	84	100.0	0.105

						Recoverable
SILVER						metal
		millions	grammes			millions
		of tonnes	per tonne			of ounces

Reserves at operating mines
Bingham Canyon (US)
– mine	O/P	563	2.42	77	100.0	33.533
– stockpiles (f)	S/P	49	1.56	77	100.0	1.881
Grasberg (Indonesia)	O/P + U/G	2,712	4.11	68	(o)	77.186
Greens Creek (US) (s)	U/G	7.7	471	72	70.3	58.378

Rio Tinto total						170.978

Marketable
TALC (e)				product
		millions		millions
		of tonnes		of tonnes

Reserves at operating mines
Rio Tinto Minerals – talc (y)
Europe/N America/Australia)	O/P + U/G	33.5	100.0	33.5

				Marketable
TITANIUM DIOXIDE				product
FEEDSTOCK (e)		millions		millions
		of tonnes		of tonnes

Reserves at operating mines
QIT (Canada)	O/P	53.5	100.0	53.5
RBM (South Africa)	D/O	24.2	50.0	12.1

Rio Tinto total reserves at operating mines				65.5

Undeveloped reserves (m)
QMM (Madagascar)	D/O	12.4	80.0	9.9

Rio Tinto 2007 Form 20-F	36

Back to Contents

ORE RESERVES (under Industry Guide 7) (continued)

		Total ore reserves
	Type of	at end 2007		Average
	mine			mill
	(b)	Tonnage	Grade	recovery	Interest	Rio Tinto share
				%	%

						Recoverable
URANIUM						metal
		millions				millions
		of tonnes	%U3 08			of tonnes
Reserves at operating mines
Energy Resources of Australia
(Australia)
– Ranger #3 mine	O/P	11.8	0.220	88.5	68.4	0.0157
– Ranger #3 stockpiles (f)	S/P	20.3	0.107	86.0	68.4	0.0140
Rössing (Namibia) (z)
– mine	O/P	148.4	0.037	85	68.6	0.0318
– stockpiles (f)	S/P	1.8	0.038	85	68.6	0.0004

Rio Tinto total						0.0618

Recoverable
ZINC						metal
		millions				millions
		of tonnes	%Zn			of tonnes
Reserves at operating mine
Greens Creek (US) (s)	U/G	7.7	10.18	76	70.3	0.419

Rio Tinto 2007 Form 20-F	37

Back to Contents

ORE RESERVES (under Industry Guide 7) (continued)

	Type of	Proven ore reserves at end 2007			Probable ore reserves at end 2007
	mine
	(b)	Tonnage	Grade	Drill hole	Tonnage	Grade	Drill hole
				Spacing (aa)			Spacing (aa)

BAUXITE (c)		millions			millions
		of tonnes	%Al2 O3		of tonnes	%Al2 O3
Reserves at operating mine
Gove (Australia) (d)	O/P	78	49.4	50m x 50m to	65	49.0	100m x 100m to
				50m x 100m			200m x 200m
Porto Trombetas (Brazil) (d)	O/P	149	51.3	200m x 200m	18	50.1	400m x 400m
Weipa (Australia) (d)	O/P	149	53.2	76m x 76m	1,074	53.7	400m x 800m or
							better

BORATES (e)		millions			millions
		of tonnes			of tonnes
Reserves at operating mine
Rio Tinto Minerals - Boron (US) (j)
– mine	O/P	14.3		61m x 61m	4.9		61m x 61m
– stockpiles (f)	S/P	0.1			2.2

				Marketable Reserves
		Recoverable	% Yield to
		reserves	give	Proven	Drill hole	Probable	Drill hole
		total	marketable		spacing (aa)		spacing (aa)
			reserves
COAL (g)		millions		millions		millions
		of tonnes		of tonnes		of tonnes
Reserves at operating mines
Rio Tinto Energy America
Antelope (US)	O/C	325	100	325	350m
Colowyo (US) (j)	O/C	9	100	9	150m
Cordero Rojo (US)	O/C	241	100	241	250m
Decker (US)	O/C	12	100	12	250m
Jacobs Ranch (US)	O/C	383	100	379	300m	4	300m
Spring Creek (US) (k)	O/C	295	100	295	250m
Rio Tinto Coal Australia
Bengalla (Australia)	O/C	182	75	75	350m	62	500m
Blair Athol (Australia)	O/C	42	89	37	150m
Hail Creek (Australia)	O/C	258	67	100	300m	73	400m
Hunter Valley Operations (Australia)	O/C	440	68	235	300m	63	500m
Kestrel (Australia) (l)	U/G	163	83	53	500m	83	1000m
Mount Thorley Operations (Australia)	O/C	36	66	21	125m	2	500m
Warkworth (Australia)	O/C	379	64	142	450m	100	1000m
Undeveloped reserves (m)
Rio Tinto Coal Australia
Clermont (Australia)	O/C	197	96	185	220m	4	150m to 300m
Mount Pleasant (Australia)	O/C	459	76			350	125m to 500m

Rio Tinto 2007 Form 20-F	38

Back to Contents

ORE RESERVES (under Industry Guide 7) (continued)

	Type of	Proven ore reserves at end 2007			Probable ore reserves at end 2007
	mine
	(b)	Tonnage	Grade	Drill hole	Tonnage	Grade	Drill hole
				spacing (aa)			spacing (aa)

COPPER		millions			millions
		of tonnes	%Cu		of tonnes	%Cu
Reserves at operating mines
Bingham Canyon (US)
– mine	O/P	318	0.57	90m	245	0.47	110m
– stockpiles (f)	S/P	19	0.32		30	0.34
Escondida (Chile) (n)
– sulphide mine	O/P	612	1.24	55m x 55m	1,078	1.08	80m x 80m
– sulphide leach mine	O/P	514	0.51	55m x 55m	1,703	0.54	100m x 100m
– oxide mine	O/P				46	1.12	50m x 50m
– sulphide stockpiles (f)	S/P	14	1.24
– sulphide leach stockpiles (f)	S/P	182	0.75
– oxide stockpiles (f)	S/P	112	0.78
Grasberg (Indonesia)	O/P + U/G	771	1.10	13m to 40m	1,941	1.01	42m to 100m
Northparkes (Australia)
– mine	U/G				47	0.97	40 x 40 x 80m
– stockpiles (f)	S/P	0.7	0.69
Palabora (South Africa)	U/G	104	0.62	76m
Undeveloped reserves (m)
Eagle (US) (p)	U/G				3.2	3.04	25m
Oyo Tolgoi (Mongolia) (q)	O/P	127	0.58	50m	803	0.48	70m

DIAMONDS (c)		millions	carats		millions	carats
		of tonnes	per tonne		of tonnes	per tonne
Reserves at operating mines
Argyle (Australia)
– AK1 pipe mine	O/P + U/G	19	1.2	50m x 50m	70	2.4	50m x 50m
– AK1 pipe stockpiles (f)	S/P	0.4	2.6		4.7	0.9
Diavik (Canada)	O/P + U/G	9.0	3.4	27m to 34m	13	3.6	30m to 34m
Murowa (Zimbabwe)
– mine	O/P				21	0.7	25m
– stockpiles (f)	S/P				0.2	0.5

GOLD		millions	grammes		millions	grammes
		of tonnes	per tonne		of tonnes	per tonne
Reserves at operating mines
Bingham Canyon (US)
– mine	O/P	318	0.33	90m	245	0.27	110m
– stockpiles (f)	S/P	19	0.18		30	0.18
Cortez/Pipeline (US) (r)
– mine	O/P + U/G	12	4.34	27m to 30m	116	2.53	48m
– stockpiles (f)	S/P	1.6	4.47
Grasberg (Indonesia)	O/P + U/G	771	1.09	13m to 40m	1,941	0.82	42m to 100m
Greens Creek (US) (s)	U/G				7.7	3.68	30m
Northparkes (Australia)
– mine	U/G				47	0.40	40 x 40 x 80m
– stockpiles (f)	S/P	0.7	0.58
Undeveloped reserves (m)
Oyo Tolgoi (Mongolia) (q)	O/P	127	0.93	50m	803	0.27	70m

Rio Tinto 2007 Form 20-F	39

Back to Contents

ORE RESERVES (under Industry Guide 7) (continued)

		Proven ore reserves				Probable ore reserves
	Type of	at end 2007				at end 2007
	mine
	(b)	Tonnage	Grade	Drill hole		Tonnage	Grade	Drill hole
				spacing (aa)				spacing (aa)

IRON ORE (c)		millions				millions
		of tonnes	%Fe			of tonnes	%Fe
Reserves at operating mines
and mines under construction
Channar (Australia)
– Brockman Ore	O/P	89	63.4	60m x 60m		18	63.3	Max 120m
Corumbá (Brazil)
– mine	O/P	102	66.9	100m x 100m		107	67.0	200m x 400m
– stockpiles (f)	S/P	1	66.3
Eastern Range (Australia)
– Brockman Ore (t)	O/P	81	63.2	60m x 60m		30	63.2	Max 120m
Hamersley (Australia)
– Brockman 2 (Brockman Ore)	O/P	18	62.7	50m x 50m		8	62.6	Max 100m
– Brockman 4 (Brockman Ore)	O/P	336	62.4	50m x 50m		233	62.1	200m x 100m
– Marandoo (Marra Mamba Ore)	O/P	48	61.7	75m x 75m		2	60.7	Max 150m
– Mt Tom Price (Brockman Ore)
– mine	O/P	59	64.2	30m x 30m		46	64.7	60m x 30m
– stockpiles (f)	S/P					21	64.5
- Mt Tom Price (Marra Mamba Ore)	O/P					33	61.2	60m x 30m
– Paraburdoo (Brockman Ore) (u)	O/P	23	64.0	30m x 30m		6	63.4	60m x 30m
– Paraburdoo (Marra Mamba Ore) (u)	O/P					0.8	63.3	60m x 60m
– Nammuldi (Marra Mamba Ore)	O/P	25	61.5	60m x 60m		5	59.7	120m x 120m
– Yandicoogina (Pisolite Ore HG)
(v)
– mine	O/P	271	58.7	50m x 50m
– stockpiles (f)	S/P					5	58.5
– Yandicoogina (Process Product)
– mine	O/P	119	58.5	50m x 50m
Hope Downs (Australia)
– Marra Mamba Ore	O/P	32	61.9	100m x 50m		312	61.4	200m x 50m
Iron Ore Company of Canada (w)
(Canada)	O/P	406	65.0	122m x 61m		131	65.0	122m x 122m
Robe River (Australia)
– Pannawonica (Pisolite Ore)
– mine	O/P	262	57.3	Max 70m x 70m		27	56.4	Max 100m x 100m
– stockpiles (f)	S/P	2	57.0			13	56.9
– West Angelas (Marra Mamba Ore)
– mine	O/P	196	62.1	25m x 25m		190	61.6	Max 200m x 50m
– stockpiles (f)	S/P					6	59.3

LEAD		millions				millions
		of tonnes	%Pb			of tonnes	%Pb
Reserves at operating mine
Greens Creek (US) (s)	U/G					7.7	3.79	30m

MOLYBDENUM		millions				millions
		of tonnes	%Mo			of tonnes	%Mo
Reserves at operating mine
Bingham Canyon (US) (x)
– mine	O/P	318	0.049	90	m	245	0.045	110m
– stockpiles (f)	S/P	19	0.022			30	0.018

NICKEL		millions				millions
		of tonnes	%Ni			of tonnes
Undeveloped reserves (m)							%Ni
Eagle (US) (p)	U/G					3.2	3.89	25m

Rio Tinto 2007 Form 20-F	40

Back to Contents

ORE RESERVES (under Industry Guide 7) (continued)

		Proven ore reserves			Probable ore reserves
	Type of	at end 2007			at end 2007
	mine
	(b)	Tonnage	Grade	Drill hole	Tonnage	Grade	Drill hole
				spacing (aa)			spacing (aa)

SILVER		millions	grammes		millions	grammes
		of tonnes	per tonne		of tonnes	per tonne
Reserves at operating mines
Bingham Canyon (US)
– mine	O/P	318	2.59	90m	245	2.19	110m
– stockpiles (f)	S/P	19	1.51		30	1.58
Grasberg (Indonesia)	O/P + U/G	771	4.31	13m to 40m	1,941	4.03	42m to 100m
Greens Creek (US) (s)	U/G				7.7	471	30m

TALC (e)		millions			millions
		of tonnes			of tonnes
Reserves at operating mines
Rio Tinto Minerals - talc (y)	O/P + U/G	25.7		10m to 60m	7.8		15m to 100m
(Europe/N.America/Australia)

TITANIUM DIOXIDE		millions			millions
FEEDSTOCK (e)		of tonnes			of tonnes
Reserves at operating mines
QIT (Canada) (w)	O/P	30.0		<60m x 60m	23.5		>60m x 60m
RBM (South Africa)	D/O	5.6		50m x 50m	18.6		800m x 100m
Undeveloped reserves (m)
QMM (Madagascar)	D/O	12.0		200m x 100m	0.4		400m x 200m

URANIUM		millions			millions
		of tonnes	%U3 08		of tonnes	%U3 08
Reserves at operating mines
Energy Resources of Australia
(Australia)
– Ranger #3 mine	O/P	4.8	0.224	25m	6.9	0.217	50m
– Ranger #3 stockpiles (f)	S/P	20.3	0.107
Rössing (Namibia) (z)
– mine	O/P	17.8	0.051	20m x 20m	130.6	0.035	60m
– stockpiles (f)	S/P	1.8	0.038

ZINC		millions			millions
		of tonnes	%Zn		of tonnes	%Zn
Reserves at operating mine
Greens Creek (US) (s)	U/G				7.7	10.18	30m

Rio Tinto 2007 Form 20-F	41

Back to Contents

ORE RESERVES (under Industry Guide 7) (continued)

Notes
(a)	Commodity prices (based on a three year average historical price to 30 June 2007) used to test whether the reported reserve estimates could be economically extracted, include the following benchmark prices:

Ore reserves	Unit	US$

Aluminium	pound	1.02
Copper	pound	2.31
Gold	ounce	529
Iron ore
Australian benchmark (fines)	dmtu**	0.61
Atlantic benchmark (fines)	dmtu**	0.64
Lead	pound	0.56
Molybdenum	pound	27
Silver	ounce	9.66
Zinc	pound	1.05

* = non managed operations
** = dry metric tonne unit

Prices for all other commodities are determined by individual contract negotiation. The reported reserves for these commodities have been tested to confirm that they could be economically extracted using a combination of existing contract prices until expiry and thereafter three year historical prices.
(b)	Type of mine: O/P = open pit, O/C = open cut, U/G = underground, D/O = dredging operation, S/P = stockpile.
(c)	Reserves of iron ore, bauxite (as alumina) and diamonds are shown as recoverable reserves of saleable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
(d)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name and reserves are presented here for the first time. The Weipa deposit now includes the reserve for Ely as this deposit is contiguous with Weipa.
(e)	Reserves of industrial minerals are expressed in terms of marketable product, i.e. after all mining and processing losses. In the case of borates, the saleable product is B2O3.
(f)	Stockpile components of reserves are shown for all operations.
(g)	Coal reserves are shown as both recoverable and marketable. The yield factors shown reflect the impact of further processing, where necessary, to provide marketable coal. All reserves at operating mines are assigned, all undeveloped reserves are unassigned. By “assigned” and “unassigned,” we mean the following: assigned reserves means coal which has been committed by the coal company to operating mine shafts, mining equipment, and plant facilities, and all coal which has been leased by the company to others; unassigned reserves represent coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin in the property.
(h)	Coal type: SC = steam/thermal coal; MC = metallurgical/coking coal.
(i)	Analyses of coal from the US were undertaken according to "American Standard Testing Methods" (ASTM) on an "As Received" moisture basis whereas the coals from Australia have been analysed on an "Air Dried" moisture basis according to Australian Standards (AS). MJ/kg = megajoules per kilogramme. 1 MJ/kg = 430.2 Btu/lb.
(j)	Rio Tinto Energy America has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's reserves are included in Rio Tinto's share shown above.
(k)	Acquisition of additional leases increased the Spring Creek reserves
(l)	Approval of the Kestrel mine extension resulted in an increase in reserves by upgrading of mineralised material from the Kestrel West area.
(m)	The term 'undeveloped reserves' is used here to describe material that is economically viable on the basis of technical and economic studies but for which construction and commissioning have yet to commence.
(n)	Reporting for Escondida and Escondida Norte is combined for 2007. The increase in reserves results from updated geological models and the application of new economic parameters.
(o)	Under the terms of a joint venture agreement between Rio Tinto and FCX, Rio Tinto is entitled to a direct 40 per cent share in reserves discovered after 31 December 1994 and it is this entitlement that is shown.
(p)	Following completion of economic and technical studies at the Eagle project, mineralised material was upgraded to reserves that are presented here for the first time.
(q)	Whilst economic and technical studies continue at the Oyu Tolgoi deposits, reserves are presented here for the first time.
(r)	The increase in grade at Cortez is due to the addition of higher grade material from mineralised material together with production depletion of lower grade material. On 5 March 2008 the Group completed the sale of its interest in the Cortez joint venture to its partner.
(s)	In February 2008 Rio Tinto entered into an agreement to sell its interest in Greens Creek.
(t)	Life of mine studies at Eastern Range resulted in development of new pit designs that in turn increased the reserves.
(u)	Life of mine studies at Paraburdoo resulted in transfer of mineralised material that increased the reserves.
(v)	The reduction in reserves at Yandicoogina is the result of production and economic studies
(w)	Reserves at IOC increased as a result of revised economic studies leading to an enlarging of the optimal pits
(x)	Molybdenum grades reflect reconciliation of model and plant grades.
(y)	The increase in reserves at the talc operations results from updated models following increased drilling and the application of new economic parameters; this transferred mineralised material to reserves.
(z)	Economic and technical studies at Rossing resulted in revisions of pit shape thus increasing reserves.
(aa)	Drill hole spacings are either average distances, a specified grid distance (a regular pattern of drill holes - the distance between the drill holes along the two axes of the grid will be aligned to test the size, shape and continuity of the mineral deposit; as such there may be different distances between the drill holes along the two axes of a grid) or the maximum drill hole spacing that is sufficient to determine the reserve category for a particular deposit. As the continuity of mineralisation varies from deposit to deposit, the drill hole spacing required to categorise a reserve varies between and within deposit types.

Rio Tinto 2007 Form 20-F	42

Back to Contents

LOCATION OF GROUP OPERATIONS

Note
Wholly owned unless stated otherwise

Rio Tinto 2007 Form 20-F	43

Back to Contents

LOCATION OF GROUP OPERATIONS (continued)

Aluminium

Operating assets	US$43,846 million
Sales revenue	US$7,309 million
Underlying earnings	US$1,097million

Rio Tinto’s Aluminium product group is the wholly owned, integrated aluminium subsidiary, Rio Tinto Alcan, which owns and manages operations predominately located in Canada and Australia, with other significant interests in the UK, France, New Zealand, Brazil, Guinea, China, Iceland, Ghana, Norway and the US. The group is currently organised into four business units – Bauxite & Alumina, Primary Metal, Engineered Products and Packaging. Rio Tinto announced in 2007 the intention to divest both the Engineered Products and Packaging business units. Sites relating to these businesses are not shown.

Aluminium
Operating sites
1	Alma
20	Alouette (40%)
7	Alucam (Edea) (47%)
2	Anglesey Aluminium (51%)
1	Arvida
9	Awaso (80%)
1	Beauharnois
1	Becancour (25%)
3	Bell Bay
4	Boyne Island (59%)
5	CBG Sangaredi (23%)
6	Dunkerque
8	Gardanne
10	Gove alumina refinery
11	Gove bauxite mine
1	Grande-Baie
12	ISAL
1	Jonquiere
13	Kitimat
1	Laterriere
14	Lochaber
15	Lynemouth
17	Ningxia (50%)
16	Porto Trombetas (MRN) (12%)
4	Queensland Alumina Limited (80%)
18	Sao Luis (Alumar) (10%)
19	Sebree
1	Shawinigan
21	SORAL (50%)
22	St-Jean-de-Maurienne
23	Tiwai Point (79%)
24	Tomago (52%)
25	Weipa
4	Yarwun
Copper

Operating assets	US$4,118 million
Sales revenue	US$8,501 million
Underlying earnings	US$3,479 million

The Copper group comprises Kennecott Utah Copper and Kennecott Minerals in the US, and interests in the copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia, Palabora in South Africa. Projects under evaluation include the Resolution, Pebble and Eagle projects in the US, Oyu Tolgoi in Mongolia, La Granja in Peru and Sulawesi in Indonesia.

Copper and gold
Operating sites
26	Bougainville (not operating) (54%)
27	Cortez/Pipeline (40% - sale completed on 5 March 2008)
28	Escondida (30%)
29	Grasberg joint venture (40%)
30	Kennecott Utah Copper
31	Northparkes (80%)
32	Palabora (58%)
33	Rawhide (51%)

Projects
34	La Granja
35	Oyu Tolgoi (10%)
36	Pebble (10%)
37	Resolution (55%)

Nickel
Projects
38	Eagle
39	Sulawesi

Zinc, lead, silver
Operating sites
40	Greens Creek (70% - sale agreed during February 2008)

Rio Tinto 2007 Form 20-F	44

Back to Contents

LOCATION OF GROUP OPERATIONS (continued)
Diamonds and Industrial Minerals

Operating assets	US$4,632 million
Sales revenue	US$3,921 million
Underlying earnings	US$488 million

The Diamond and Industrial Minerals group comprises Rio Tinto’s diamond interests in the Diavik mine in Canada, the Argyle mine in Australia, and the Murowa mine in Zimbabwe, served by diamond sales offices in Belgium and India. Rio Tinto’s industrial minerals businesses comprise Rio Tinto Minerals, made up of borate and talc operations in the US, South America, Europe and Australia, and salt in Australia, as well as Rio Tinto Iron & Titanium interests in North America, South Africa and Madagascar.

Diamonds
Operating sites
41	Argyle
42	Diavik (60%)
43	Murowa (78%)

Borates
Operating sites
44	Boron
45	Coudekerque Plant
46	Tincalayu
47	Wilmington Plant

Potash
Projects
48	Rio Colorado Potash

Salt
Operating sites
49	Dampier (68%)
50	Lake MacLeod (68%)
49	Port Hedland (68%)

Talc
Operating sites (only major sites are shown)
51	Ludlow
52	Talc de Luzenac
53	Three Springs
54	Yellowstone

Titanium dioxide feedstock
Operating sites
55	QIT-Fer et Titane Lac Allard
56	QIT-Fer et Titane Sorel Plant
57	Richards Bay Minerals (50%)

Projects
58	QIT Madagascar Minerals (80%)
Energy

Operating assets	US$3,399 million
Sales revenue	US$4,621 million
Underlying earnings	US$484 million

The Energy group is represented in coal by Rio Tinto Coal Australia and Coal & Allied in Australia and by Rio Tinto Energy America in the US. It also includes uranium interests in Energy Resources of Australia and the Rössing Uranium mine in Namibia.

Coal
Operating sites
59	Antelope
60	Bengalla (30%)
61	Blair Athol (71%)
62	Colowyo (20%)
59	Cordero Rojo
63	Decker (50%)
61	Hail Creek (82%)
64	Hunter Valley Operations (76%)
59	Jacobs Ranch
65	Kestrel (80%)
64	Mt Thorley Operations (61%)
63	Spring Creek
66	Warkworth (42%)

Projects
61	Clermont (50%)
60	Mt Pleasant (76%)

Uranium
Operating sites
67	ERA (68%)
68	Rössing (69%)

Projects
69	Kintyre
70	Sweetwater

Rio Tinto 2007 Form 20-F	45

Back to Contents

LOCATION OF GROUP OPERATIONS (continued)

Iron Ore
Operating assets	US$9,038 million
Sales revenue	US$8,799 million
Underlying earnings	US$2,651million

The Iron Ore group’s interests comprise Hamersley Iron and Robe River in Australia, Iron Ore Company of Canada, the Corumbá mine in Brazil and the Simandou, Guinea, and Orissa, India, projects. The group includes the HIsmelt® direct iron making plant in Australia.

Iron ore
Operating sites
71	Corumbá
72	Hamersley Iron mines:
Brockman Channar (60%)
Eastern Range (54%)
Hope Downs (50% joint venture)
Marandoo
Mt Tom Price
Nammuldi
Paraburdoo
Yandicoogina
73	HIsmelt® (60%)
74	Iron Ore Company of Canada (59%)
72	Robe River mines: (53%)
Pannawonica
West Angelas
Projects
75	IOC Pellet Plant (59%)
76	Orissa (51%)
77	Simandou (95%)

Exploration

The Exploration group is organised into five geographically based teams in North America, South America, Australasia, Asia and Africa/Europe and a sixth project generation team that searches the world for new opportunities and provides specialised geological, geophysical and commercial expertise to the regional teams. The Asia team was formed in 2006, reflecting a significant expansion in exploration effort in Russia, Mongolia and the Former Soviet Union.

Technology and Innovation

Technology and Innovation, previously Operational and Technical Excellence, has bases in Australia, Canada, the UK and the US. Its role is to identify and promote best operational technology practice across the Group and to pursue step change innovation of strategic importance to orebodies of the future.

Rio Tinto 2007 Form 20-F	46

Back to Contents
Item 4A.	Unresolved Staff Comments

As far as Rio Tinto is aware there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before 31 December 2007.

Item 5.	Operating and Financial Review and Prospects

This Item contains forward looking statements and attention is drawn to the Cautionary statement on page 7.

This Item includes a discussion of the main factors affecting the Group’s “Profit for the year”, as measured in accordance with International Financial Reporting Standards (‘IFRS’). In monitoring its financial performance, the Group also focuses on that part of the Profit for the year attributable to equity shareholders of Rio Tinto, which is referred to as “Net earnings”, and on an additional measure called “Underlying earnings”. The latter measure, which is also based on the amounts attributable to Rio Tinto shareholders, is reported to provide greater understanding of the underlying business performance of Rio Tinto operations. This measure is used by management to track the performance of the Group on a monthly basis. The earnings of the Group’s product groups as reviewed by management exclude amounts that are outside the scope of underlying earnings. Net earnings and underlying earnings have been reconciled on page 53 and the exclusions in arriving at underlying earnings have been analysed on page 55. Segmental information is provided in note 50 to the 2007 Financial statements.
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
This Item is comprised of the following:
•	Chairman’s statement providing a high level review of the Group
•	Interview with the chief executive providing a high level review of the Group’s operations
•	Group financial performance
•	Operating reviews for each of the principal product groups and global support groups
•	Financial review of the Group

Chairman’s statement

2007 was another record year for Rio Tinto characterised by continuing strong demand and prices for our metals and minerals, a change in chief executive and the transformational acquisition of Alcan. Once again Rio Tinto’s consistent strategy, focused on value creation and business excellence, delivered significant returns for our shareholders and major benefits to the countries and communities in which we operate.
     The purchase of Alcan, announced in July and completed in October created a world leader in aluminium. Alongside this major acquisition we continued to invest heavily in our existing business with a programme totalling US$5.0 billion, further strengthening our platform for future production and earnings growth. The Alcan acquisition, and the many other initiatives which the new executive team launched in 2007, further demonstrated the strength and depth of Rio Tinto’s managerial capability to deliver value to shareholders.

Results and dividends
The Group’s underlying earnings in 2007 were a record US$7,443 million, one per cent above 2006. Net earnings were US$7,312 million compared with US$7,438 million in 2006. Cash flow from operations increased 15 per cent to a record US$12,569 million.
     The total dividends declared for 2007 of 136 US cents per share represent an increase of 31 per cent over the 2006 dividends. We have committed to further increases in the dividends of at least 20 per cent in each of 2008 and 2009. This underpins our confidence in the growth of our business and is a strong signal of our belief in the strength of future demand and prices. We have always said that our priority for excess capital after meeting our investment in profitable growth is the ordinary dividend, and we are pleased to reinforce this commitment to our shareholders.
     Our growth potential is further evidenced by our planned capital expenditure in 2008 and 2009 of US$9 billion in each year, including the commitments we have made to completing Rio Tinto Alcan’s growth projects. This indicative programme will, of course, be subject to rigorous appraisal of each investment.

Strategy
Our acquisition of Alcan was fully consistent with our long standing strategy. We remain focused on large, long life, low cost resources capable of delivering superior returns across the economic cycle. Alcan’s extensive global asset base has among the lowest cost aluminium smelters in the world and is an industry leader in production technology and self generated energy, particularly hydro-electricity. This will be important in a carbon constrained world.

Rio Tinto 2007 Form 20-F	47

Back to Contents

     Creating value for shareholders is Rio Tinto’s primary objective and the addition of Alcan enables us to capture value from growing aluminium demand alongside our established leadership positions in iron ore and copper.

Sustainable development
A successful business is one that is sustainable. It is one that maintains long term profitability by pursuing value creating projects which recognise the importance of good social and environmental outcomes. Moreover, I believe making our business sustainable is about recognising and managing the full spectrum of risk, thereby making the best opportunities available to us.
     The value of this approach was demonstrated in the agreed transaction to acquire Alcan. Our positive reputation for social and environmental responsibility was welcomed by the Alcan board and led to the Government of Quebec readily agreeing to Rio Tinto continuing Alcan’s commitments to social and economic development in Quebec.
     For our part we recognised the strategic advantage of expanding our position in aluminium, a recyclable metal which, in the case of Rio Tinto Alcan, is produced with a high proportion of hydro-generated electricity.
     Our joint venture with BP to seek cleaner uses of coal through production of hydrogen energy coupled with storage of carbon dioxide underground reflects similar thinking. Our reputation supports our position as the developer of choice in Guinea where we are investing to develop a major iron ore project.
     We were accepted into the FTSE4Good index in the UK after its policy committee decided to include companies involved in the production of uranium. Rio Tinto has maintained membership of the Dow Jones Sustainability World index since its inception in 1999 and has been an active member of the World Business Council for Sustainable Development and the International Council on Mining and Metals (ICMM), whose members are committed to superior business practices in sustainable development.

Board and management developments
As you know, Tom Albanese succeeded Leigh Clifford as chief executive in May 2007. We thank Leigh for his many years of service to Rio Tinto, and its predecessor companies, including the last seven as chief executive. He contributed much to creating Rio Tinto’s platform for the future and we owe him a lot. As his successor, Tom has a long and proven track record in Rio Tinto and has made a very strong start in his first year as chief executive.
     Following the acquisition of Alcan we were pleased to welcome Yves Fortier and Paul Tellier to the board as non executive directors, and Dick Evans, chief exective of Rio Tinto Alcan, as an executive director.
     Yves joins the Nominations committee and the Committee on social and environmental accountability. Paul joins the Audit committee and the Remuneration committee. This strong representation from Canada will provide important continuity in the integration of Alcan and brings valuable new perspectives to the board.
     As announced at the 2007 annual general meetings, Sir Richard Sykes, currently the senior non executive director, will retire at the conclusion of the 2008 annual general meetings after ten years on the board. Richard has made a highly valued contribution to Rio Tinto over the period based on his prior experience of leading a major global company and across the technology field. We thank him for that. Andrew Gould, currently chairman of the Audit committee, will become the senior non executive director on Sir Richard’s retirement and will become chairman of the Remuneration committee. Sir David Clementi will replace Andrew as chairman of the Audit committee. These changes will take effect at the conclusion of the 2008 annual general meetings.
     Ill health led to the resignation of Ashton Calvert from the board in November and we were deeply saddened to hear of his death shortly afterwards. Ashton joined the board in 2005 following a long and distinguished career in the Australian foreign service. He made a major contribution to Rio Tinto and provided valuable insights across a range of major strategic issues, notably in relation to our businesses in Australia and Asia. He was a wonderful colleague.

Forward outlook
We are seeing a dramatic change in the world’s centres of economic power, with rapid growth, urbanisation and industrialisation in many parts of the developing world. We expect a large part of the world’s population – billions of people – to move through increasingly metal intensive phases of economic development. This will transform our industry and underpin future growth in markets.
     Commodity markets appear to be entering the fifth straight year of growth with mineral and metal prices at levels well above their long term average. Projections for Rio Tinto’s main product groups – iron ore, aluminium and copper – suggest that demand could potentially triple over the next 25 years.
     While it is premature to say that the current price cycle has peaked, we are mindful of short term risks associated with the expected slowdown in the US economy. However, the US is now somewhat less important in world commodity demand than it was five years ago. Our analysis suggests a sharp slowdown in the US would have only a modest impact on growth in China and India.
     In the short term, with low commodity stocks and a likely continuation of supply side challenges, we expect solid global economic growth, led by China, to support strong increases in demand for most metals and minerals during 2008 and 2009.

Approach from BHP Billiton
In November Rio Tinto received an unsolicited approach from BHP Billiton proposing a combination of the companies. This was fully considered by the board and rejected on the basis that it significantly undervalued Rio Tinto’s assets and

Rio Tinto 2007 Form 20-F	48

Back to Contents

future prospects.
     On 6 February 2008, BHP Billiton announced pre-conditional takeover offers for Rio Tinto of 3.4 BHP Billiton shares for each Rio Tinto share. The board gave this careful consideration and concluded that the offers still significantly undervalue Rio Tinto. The board unanimously rejected the pre-conditional offers as not being in the best interests of Rio Tinto shareholders.
     The offers, while improved, still fail to recognise the underlying value of Rio Tinto’s high quality assets and prospects. Our plans are unchanged and will remain so unless a proposal is made that fully reflects the value of Rio Tinto. Meanwhile we will forge ahead with our stated strategy.

Our people
As I hope this message has demonstrated, 2007 was an important year for Rio Tinto and, following a number of significant developments, I believe the Group is even more strongly positioned to deliver value for shareholders in the future. Managing major strategic initiatives places strong demands on management and they have responded with great resilience. In strong markets meeting the demands of customers, and developing new projects within tight timetables and budgets, places considerable pressure on every individual in the Rio Tinto organisation. Our record results in 2007 are very much a product of the commitment, dedication and hard work of all our people across the world. On behalf of the board and you, our shareholders, I thank them for all they have done to deliver success in another record year.

Paul Skinner Chairman
5 March 2008

Interview with the Chief executive

How would you describe the past year?
It would be a bit of an understatement to say it’s been exciting. We announced the Alcan deal in July. We successfully closed it, as we said we would, in October. The integration with Alcan is going well and we are looking forward to reaping synergies of US$940 million per annum by the end of 2009. The acquisition of Alcan is just the beginning. In May and June, we announced major expansion plans in iron ore and uranium, and we followed this with further expansion announcements in the fourth quarter. We predict rapid expansion in iron ore and strong prospects across our portfolio of assets.
     I deeply regret that four people lost their lives at operations we manage. I am pleased to see a continued reduction in the lost time injury frequency rate and the all injury frequency rate.

What is the plan?
Rio Tinto is all about value, and 2008 heralds a greatly expanded development pipeline. Major investments in growth projects made or approved in 2007 total US$46 billion. This includes the acquisition of Alcan Inc. for US$38 billion, and, on a 100 per cent basis, construction of two new iron ore mines in the Pilbara of Australia for US$2.42 billion, the underground development of the Diavik diamond mine in Canada (US$563 million) bringing total investment in the underground mine to US$787 million, the expansion to 30 million tonnes per year of the Hope Downs iron ore project (US$350 million), the Yarwun alumina refinery expansion to 3.4 million tonnes per year (US$1.8 billion), the Cape Lambert port expansion to 80 million tonnes per year (US$860 million), the US$991 million investment in the extension of the Kestrel coal mine and US$300 million for the Eagle nickel project in the US.
     To feed a metal hungry world we have the people, execution capability and resources to deliver these projects better than anyone else.

Is this fast growth profile a departure from your strategy?
I am a strong believer in our core values and our strategy, which is to invest in large, cost efficient, long life assets and to leverage these with the people, capital, and technologies to create enduring value for our shareholders. There has never been a time when a development pipeline like ours is worth as much as it is today. Our plans are all aligned with our strategy. What has changed is the market environment, which is the strongest it has been in a generation. Our proven strategy positions us to meet the challenges that this level of demand imposes. We intend to stick to our mantra around value, but we’ll need to do this smarter, we’ll need to do this faster and we’ll need to do this better than anyone else. We’ll be doing this by bringing on more projects, which we can develop at a faster pace, which can be sold at higher prices. This is what we’ve been doing this year, and this is what I intend to continue to do into the future.
     One thing that we must take account of in applying our strategy going forward is that the world is rapidly changing and we have to change with it. The world’s best orebodies include many beyond our Australia and North America heartlands, so we cannot afford to ignore more challenging parts of the world. While being sensitive to government and stakeholder expectations, we have to be capable of operating where the world’s leading orebodies are located. We are also in the midst of a period of unprecedented industry change. We should not assume our asset and business mix is static. We should continue to be alert to value adding investments and portfolio changes where we see opportunity, and where we can deliver competitive value in line with our strategy.

Rio Tinto 2007 Form 20-F	49

Back to Contents

How long will the current market environment last?
Over the past five years we have watched the growth of China and its impact on our business with an initial measure of optimism and healthy scepticism to now what I would best describe as very high expectations based on real facts. Markets appear to be entering the fifth straight year of demand strength with virtually all minerals and metals prices at levels significantly above their long term historical trends. We are continuing to see a fundamental shift in the global economy towards fast and resource intensive growth as countries like China and India continue to industrialise, urbanise and expand their per capita GDP, and I would expect these conditions to continue for some time, perhaps for several decades. With this strong demand, supply growth continues to be constrained, held back by literally decades of underinvestment in people, in exploration and in mines and infrastructure. While this bodes well for the future, it is of absolute importance that our mines and businesses stay globally competitive and sufficiently robust to weather any possible downturns.

But what about the slowdown in the US?
I think we should be insulated from the effects of a major US slowdown. While many of our markets, like North American copper, aluminium and industrial minerals, depend on important sectors like US housing, our overall business is increasingly focused on global demand trends. Clearly China, and to a lesser extent India, has become extremely important to these global trends, and this will be even more so in the future based on strong demographic and economic growth prospects. The importance of the US has declined substantially relative to that of China since 2000. Specific examples include seaborne iron ore, where the US is a negligible market participant, or copper and aluminium, where China now consumes more than twice as much as the US. The key issue for the health of commodity markets over the medium term is the magnitude of any negative spillover effect from a slowing US economy on economic activity in the rest of the world and China in particular. We don’t think a recession in the US will have a significant effect on demand for steel, copper and aluminium in China. If there is a recession in the US, the impact on growth in Chinese GDP is expected to be one per cent or less. This would still leave scope for Chinese growth at levels of ten per cent. For India, the impact of any further US slowdown would likely be smaller because of India’s more limited exposure to world trade.

How do you describe Rio Tinto’s performance in 2007?
Rio Tinto set new annual records for production of iron ore, bauxite, alumina, aluminium, refined copper and refined gold. Production is running at full tilt and accelerated in the second half. Our excellent production results show the momentum in our business and the volume growth that is the fruit of our investments over recent years. With significant expansions on track in iron ore and in aluminium, as well as the contribution of the Alcan acquisition which creates the world’s leading aluminium producer, 2008 is expected to see an acceleration of this growth.

What are the highlights of your growth plan?
One driver is iron ore, where we have developed a conceptual pathway to more than triple our production capacity to more than 600 million tonnes per annum (Mt/a), primarily from expansions of up to 420 Mt/a from the Pilbara and 170 Mt/a from Simandou in Guinea. At Simandou, feasibility studies are likely to be completed by 2010 for first production to start in 2013 at a rate of 70 Mt/a. Additional phases of development are being considered to increase production in 50 Mt/a increments to 170 Mt/a.
     Rio Tinto has 1.9 billion tonnes of ore reserves and further iron ore mineralisation in the Pilbara. Exploration is targeting to increase the mineralisation inventory. Exploration drilling at Simandou has also been active with more than 35,000 metres undertaken in 2007. At Simandou we are targeting to add iron ore mineralisation to Rio Tinto’s inventory.
     The targeted mineralisation in both the Pilbara and Simandou areas is based on an assessment of tenure areas using surface mapping, drilling results and other information. Technical and economic studies are not complete to enable classification as ore reserves, but results so far provide an indication of just how much potential we have in these areas.
     In aluminium, Rio Tinto Alcan is the global leader in bauxite production and aluminium smelting with low cost capacity derived from a unique combination of sustainable hydropower and industry leading technology. With the commissioning of the Gove expansion and the expansion at the Yarwun refinery in Australia under way, we are also on a path to become the world leader in alumina production, doubling capacity by 2015. The integration with Alcan is expected to yield US$940 million per year in operating synergies by 2009, US$340 million per year more than was estimated at mid year. We have a range of smelter upgrades in Quebec and British Columbia planned, in addition to greenfield projects in Oman, Malaysia, Saudi Arabia, Abu Dhabi and South Africa, plus other projects just entering the development process. Global aluminium demand is growing strongly. Global consumption grew by more than ten per cent in 2007, with Chinese growth at 38 per cent. Besides strong Chinese consumption, increased marginal costs of Chinese supply will continue to support this business. However, we will need to be particularly mindful of the impact of a strong Canadian dollar on this business.
     In copper, Rio Tinto’s most profitable producer, Bingham Canyon in Utah, offers opportunities for growth, could operate until 2036, and hosts a newly discovered world class molybdenum deposit underneath the current open pit. New porphyry mineralisation has also been discovered below the pit walls and there are more exploration targets within three to four kilometres of the open pit. I am especially proud of everything the team at Kennecott Copper has done, from

Rio Tinto 2007 Form 20-F	50

Back to Contents

difficult days just a few years ago, to its current success and its promising outlook. Exploration and evaluation at La Granja in Peru has increased the extent of mineralised material several times since Rio Tinto acquired the property in late 2005. This makes it potentially the largest undeveloped copper project in South America with a possible production rate of up to 500,000 tonnes of copper a year by 2014.
     Rio Tinto has a stake in three more of the largest undeveloped copper projects in the world. At Oyu Tolgoi in Mongolia we are targeting to produce up to 440,000 tonnes of copper per year with valuable gold by-products and at Resolution in the US we are targeting an operation of up to 500,000 tonnes per year for 40 years or more.
     Exploration, southwest of Oyu Tolgoi, has been very promising with a new discovery called Heruga. We also have a 19.8 per cent interest in the Canadian company that controls the Pebble copper-gold deposit in Alaska, still in the early stages of planning. We are reentering the nickel market with two significant projects – Eagle in Michigan and Sulawesi in Indonesia – that could make us one of the top nickel producers globally. We announced the go-ahead for Eagle a few months ago. First production is scheduled to begin in late 2009.
     The current uranium market outlook is very positive, with prices close to record highs, and Rio Tinto is in an excellent position to sustain higher levels of production going forward. With spot prices having risen sixfold since 2004, we have a window of opportunity to lock in higher contract prices over the next several years. We are already the second largest uranium producer in the world and we have identified significant opportunities to expand our business at Energy Resources of Australia and at Rössing.
     In coal, our reserve position is one of the largest in Australia, but performance has been hampered by a lack of infrastructure, the result of a legacy of uncoordinated responses by miners, rail carriers and ports. We hope to see the new government in Australia begin to address this national issue as a matter of the greatest urgency. As infrastructure challenges in New South Wales and Queensland are alleviated and we overcome weather related disruptions, we will enjoy significant brownfield and greenfield expansion capabilities from thermal coal mines such as Clermont and Mount Pleasant and our coking coal mines at Hail Creek and Kestrel. Recently we reaffirmed our commitment to the Australian coal sector with an investment to extend and expand Kestrel. Meanwhile, we continue to explore for coal throughout the world.
     Turning to industrial minerals, we have some exciting growth prospects here as well. We are now beginning to see increasing Chinese demand for titanium dioxide feedstock, as we have been foreshadowing for the past several years. China is estimated to have made up 17 per cent of global titanium dioxide feedstock demand in 2007, and this is growing rapidly. Our mineral sands project in Madagascar is proceeding well. The 750,000 tonnes per year operation is due to come on stream at the end of 2008, producing some of the highest grade titanium dioxide in ilmenite in the world. We’ve increased our feasibility expenditure on the Potasio Rio Colorado potash project which remains subject to final permitting and approval by the board.
     In diamonds, we are making better progress with the Argyle underground development and the Diavik underground project we announced late last year will extend the mine life beyond 2020. Diavik is without doubt the most profitable diamond mine in Canada.

What are your project priorities?
We are focusing on the commodities closely linked to the metals, minerals, and energy intensive stage of development of the world’s growth economies. Our capital expenditure in 2008 and 2009 is expected to be US$9 billion in each year, primarily on projects in iron ore, copper and aluminium. As I outlined above, we have every reason to have confidence in demand growth in these key areas. For example, China’s steel production is now five times more than the amount produced in the US. China is building from scratch a city the size of Brisbane every month. That takes a lot of steel from iron ore, as well as copper, for electrification, aluminium and other metals and minerals. Last year, China consumed over 30 per cent of the world’s aluminium and its annual rate of consumption grew at 38 per cent.

What are you doing about rising production costs?
We are a global company and we are applying advantages of scale and breadth to improve efficiencies and create value. Working through our One Rio Tinto concept we continue to improve, with greater cohesion and collaboration, as a single operating organisation. We expect to achieve considerable savings by operating common systems across our diverse businesses to leverage off the critical mass of the whole. This proved successful when applied to our safety systems, how we run procurement, and in implementing our business improvement programme Improving performance together (IPT). In the two years of the IPT programme it yielded more than US$800 million of extra value and I fully expect this to continue to grow under One Rio Tinto. We have a target to reduce corporate function costs by US$500 million before 2010. Every effort is being made to capture the benefits of global standardisation and the transfer of best practice between our operations. Our rapid integration of Alcan, with higher than originally targeted synergies, is a great example of these new systems at work.
     I envisage that One Rio Tinto will also allow us to be better positioned to introduce innovative technologies across the Group. We are by our nature a capital and process intensive industry, and we are repositioning ourselves from being a fast follower to a targeted innovator of technology in areas where we can make a difference. An example is our goal of developing a fully automated iron ore mine in the Pilbara within the next five years.
     Our 2007 second half results show that we are doing better than most in stemming the effects of industry inflation.

Rio Tinto 2007 Form 20-F	51

Back to Contents

Where are new opportunities coming from?
In exploration, we believe we’ve had an unrivalled company track record in discovery among the major mining companies. Many of our major value adding projects are the result of exploration successes, which means they were acquired at a very competitive initial investment. For example, La Granja in Peru was acquired for US$22 million plus a minimum investment of US$60 million and has the potential to become one of the world’s largest copper producers. We’ve maintained our commitment to exploration over the years and the consistency of expenditure and activity over the cycle has produced extraordinary results. Looking ahead, our exploration portfolio is an exciting multi-commodity mix of brownfield and greenfield opportunities ranging from iron ore in the Pilbara to bauxite prospects in Brazil, potash in Canada and coking coal in Mongolia. We have an exceptional set of assets and growth opportunities, both in established projects and exploration prospects. We have well trained and motivated people throughout our organisation. And we have a great track record for management delivery in safety, in daily operations and in the execution of our capital projects. We face the future with confidence.

Any reflections on the future?
I’ve inherited a great business and a great organisation. Our primary objective is the creation of further value for our shareholders in a market environment that is nothing short of spectacular. Rio Tinto, with its 135 year heritage of assets, its strong organisation, people and prospects, is well positioned to capitalise on the terrific opportunities available at this point in the market cycle. We cannot rest on our laurels though, and the fast pace of events in 2007 should be seen as a guide to how we have to look to the future, being ever more competitive in an ever more dynamic world. The modernisation of our head office, introduction of our new Rio Tinto brand, and the development of new global systems under a unified One Rio Tinto is all evidence of this vision. I’m very excited about the way things are going and our plans for value creation for the shareholders of Rio Tinto.
     In closing, I would like to express my thanks and appreciation to all Rio Tinto people around the world for their strong support and dedication at this time.

Tom Albanese Chief executive
5 March 2008

Group financial performance

The Group uses a number of key performance indicators (‘KPI’s) to monitor financial performance. These are summarised below and discussed later in this report.

KPI	Description	2007	2006	2005
		US$m	US$m	US$m

Underlying earnings	Underlying earnings is the key financial performance indicator which management use internally to assess performance. It is presented here as an additional measure of earnings to provide greater understanding of the underlying business performance of the Group’s operations. Items excluded from net earnings to arrive at underlying earnings are explained in note 2 to the 2007 Financial statements. The Group’s underlying earnings for the past three years are discussed below.	7,443	7,338	4,955

Gearing (net debt to total capital)	The Group’s total capital is defined as Rio Tinto’s shareholders’ funds plus net debt and outside equity shareholders’ interests. The Group’s approach to capital management is discussed in the Liquidity and capital resources section on page 100.	63%	11%	8%

Capital investment	Continuing investment in value adding growth projects. The Group’s capital projects are listed on pages 11 to 13.

Total shareholder return (‘TSR’)	Total shareholder return measures the Group’s performance in terms of generating shareholder wealth through dividends and the share price. The Group’s TSR performance compared to the FTSE 100 index, the ASX All Ordinaries index and the HSBC Global Mining Index is shown on page 128. The relationship between TSR and executive remuneration is also discussed on page 122.	91.8%	7.6%	78.4%

Acquisition of Alcan
During 2007, the Rio Tinto Group acquired 100 per cent of the issued share capital of Alcan Inc. The total cost of acquisition amounted to US$38.7 billion, including fees. Alcan’s results are included within the Group’s results from 24 October 2007.
     Alcan Inc. is the parent company of an international group of companies involved in bauxite mining, alumina refining, aluminium smelting, engineered products, flexible and specialty packaging, as well as related research and development.
     The Group has decided to dispose of Alcan Packaging, which is presented in the balance sheet in the lines: ‘Assets held for sale’ and ‘Liabilities of disposal groups held for sale’. Therefore, the income and cash flow statements

Rio Tinto 2007 Form 20-F	52

Back to Contents

for the year exclude amounts relating to Alcan Packaging. Following a company wide strategic review of the combined Rio Tinto and Alcan assets, on 26 November 2007 the intention to divest the Engineered Products business was also announced.

Net earnings and underlying earnings
Both net earnings and underlying earnings deal with amounts attributable to equity shareholders of Rio Tinto. However, IFRS requires that the profit for the period reported in the income statement should also include earnings attributable to outside shareholders in subsidiaries. The profit for the period is reconciled to net earnings and to underlying earnings as follows:

	2007	2006	2005
	US$m	US$m	US$m

Profit for the year	7,746	7,867	5,498
Less: attributable to outside equity shareholders	(434)	(429)	(283)

Attributable to equity shareholders of Rio Tinto (net earnings)	7,312	7,438	5,215
Less: exclusions from underlying earnings	131	(100)	(260)

Underlying earnings attributable to shareholders of Rio Tinto	7,443	7,338	4,955

2007 financial performance compared with 2006
Net earnings of US$7,312 million in 2007 were US$126 million below 2006, a decrease of two per cent. Underlying earnings of US$7,443 million were US$105 million above 2006, an increase of one per cent. Underlying earnings per share increased by five per cent and net earnings per share increased by two per cent in 2007 reflecting the lower number of shares resulting from the share buyback programme in the first half of the year. The principal factors explaining the changes in underlying earnings are shown in the table below.

Changes in underlying earnings 2006 – 2007	US$m

2006 Underlying earnings	7,338
Effect of changes in:
Prices	1,364
Exchange rates	(403)
Volumes	516
General inflation	(218)
Cash costs	(442)
Non-cash costs	(201)
Exploration, evaluation and technology costs	(309)
Tax/other	(202)

2007 Underlying earnings	7,443

The effect of price movements on all major commodities was to increase earnings by US$1,364 million. Prices for the major products remained strong throughout the year and were higher overall than those experienced in 2006: average copper prices were six per cent higher whilst average aluminium prices were three per cent higher. The strength of the global iron ore market was reflected in the 9.5 per cent increase in the benchmark price, mainly effective from 1 April 2007. The seaborne thermal and coking coal markets were also strong and strengthened further in the second half.
     Molybdenum prices averaged US$30/lb throughout 2007, an increase of 20 per cent compared with the prior year.
     There was significant movement in the US dollar in 2007 relative to the currencies in which Rio Tinto incurs the majority of its costs. The Australian dollar was 11 per cent stronger, the Canadian dollar was six per cent stronger and the South African rand four per cent weaker. The effect of all currency movements was to decrease underlying earnings relative to 2006 by US$403 million.
     Higher sales volumes predominantly from growth projects increased underlying earnings by US$516 million compared with 2006. The ramp up of new projects in iron ore (including the Yandicoogina and brownfields expansions), higher volumes of copper in concentrate at Escondida from improved grades, higher refined copper sales from the Kennecott Utah Copper (‘KUC’) smelter operating at close to capacity and higher diamond grades at Diavik were the main contributors.
     The Group continued to invest further in the future development of the business with an increased charge to underlying earnings of US$309 million from exploration, evaluation and technology costs. Higher freight and demurrage costs and increased energy costs reduced underlying earnings by US$163 million and US$82 million, respectively. Significant shipping congestion at the port of Newcastle affected coal sales with a resulting impact on costs at Rio Tinto Coal Australia, through higher demurrage and a higher unit cost of sale. General inflation and mining inflation increased costs by US$218 million and US$140 million respectively as higher contractor, maintenance and input costs were experienced throughout the Group, notably in the iron ore and copper operations, as industry supply constraints persisted.
     An increase in non cash costs reduced 2007 earnings by US$201 million compared with 2006, following the

Rio Tinto 2007 Form 20-F	53

Back to Contents

completion of several large capital investment projects.
     The effective tax rate on underlying earnings, excluding equity accounted units, was 25.7 per cent compared with 24.2 per cent in 2006. The tax charge in 2007 was reduced by US$392 million as a result of the impact of the reduction in the Canadian tax rate enacted in December 2007 on deferred tax provisions. The 2006 tax rate benefited from US$335 million of US Alternative Minimum Tax credits, which were recognised on the balance sheet as a result of improved prospects for recovery of these from future taxable earnings from the Group’s US operations, as well as the utilisation of US$140 million of previously unrecognised tax assets.
     Alcan’s contribution to underlying earnings for the nine weeks to 31 December 2007 was US$424 million, including a benefit relating to the change in the Canadian tax rate as described above. Exploration divestments increased 2007 underlying earnings by US$139 million relative to 2006. A higher interest charge from an increase in net debt following the Alcan acquisition reduced earnings by US$248 million relative to 2006. These variances and the tax variances referred to above are included within the US$202 million adverse variance for ‘Tax/other’.

2006 financial performance compared with 2005
Net earnings of US$7,438 million in 2006 were US$2,223 million above 2005, an increase of 43 per cent. Underlying earnings of US$7,338 million were US$2,383 million above 2005, an increase of 48 per cent. Underlying earnings per share, which increased by 52 per cent, also reflected the lower number of shares resulting from the share buyback programme. The principal factors explaining the changes in underlying earnings are shown in the table below.

US$m

2005 Underlying earnings	4,955
Effect of changes in:
Prices	3,068
Exchange rates	(35)
General inflation	(174)
Volumes	(135)
Cash costs	(629)
Non cash costs	(66)
Exploration, evaluation and technology costs	(46)
Tax/other	400

2006 Underlying earnings	7,338

The effect of price movements on all major commodities was to increase earnings by US$3,068 million. Prices for the major products remained strong throughout the year and were considerably higher than those experienced in 2005: average copper prices were 84 per cent higher whilst average aluminium prices were 35 per cent higher. The strength of the global iron ore market was reflected in the 19 per cent increase in the benchmark price, mainly effective from 1 April 2006. The seaborne thermal coal market was also strong, although it weakened in the second half.
     Molybdenum prices averaged US$25/lb throughout 2006, a decline of 20 per cent compared with the prior year.
     The net effect of changes in average levels of exchange rates against the US dollar for those currencies influencing the Group’s costs was to reduce underlying earnings relative to 2005 by US$35 million.
     Lower sales volumes decreased underlying earnings by US$135 million compared with 2005. As anticipated, significantly reduced volumes from lower grades at Grasberg impacted earnings by US$355 million year on year. This more than offset higher volumes at other operations. The ramp up of new projects in iron ore (including the Yandicoogina and brownfields expansions), higher copper in concentrate volumes from improved grades and throughput at Northparkes, higher ore grades and the commencement of sulphide leach production at Escondida, along with higher molybdenum and gold production at KUC, were the main contributors. Record volumes of thermal coal sales at Rio Tinto Energy America and alumina at Yarwun, also contributed to higher volumes. Lower sales volumes were recorded at Argyle with a build up of diamond inventories due to softer market conditions, at Kennecott Minerals from lower grades at Cortez, and at Hail Creek from lower coking coal volumes in response to lower customer demand.
     Excluding the effects of general inflation, higher costs reduced earnings by US$741 million, of which US$77 million was the result of higher energy costs. Ongoing acute shortages in the mining industry, in particular in the Pilbara, continued to put pressure on costs. Costs at KUC were affected by an extended, scheduled smelter maintenance shutdown whilst Escondida experienced higher wages, following the strike in August. Significant shipping congestion at the port of Newcastle affected coal sales in the second half of the year with a resulting impact on costs at Rio Tinto Coal Australia, through higher demurrage and a higher unit cost of sale.
     The effective tax rate on underlying earnings, excluding equity accounted units, was 24.2 per cent compared with 29.2 per cent in 2005, following the recognition of US$335 million of US Alternative Minimum Tax (AMT) credits expected to be utilised in future years. This reflected improved projections of long term taxable earnings from the Group’s US operations. Additionally, the high levels of profit generated by the Group’s US operations in 2006 resulted in the realisation of US$140 million of previously unrecognised deferred tax assets in the year. Deferred tax provisions decreased by US$46 million as a result of a reduction in Canadian tax rates. These favourable tax variances are included within the favourable variance of US$400 million for ‘Tax/other’.

Rio Tinto 2007 Form 20-F	54

Back to Contents

Exclusions in arriving at underlying earnings 2005–2007
Earnings contributions from Group businesses and business segments are based on underlying earnings. Amounts excluded from net earnings in arriving at underlying earnings are summarised in the discussion of year on year results below.

	2007	2006	2005
	US$m	US$m	US$m

Profit less losses on disposal of interests in businesses	1	3	311
Impairment reversals less (charges)	(113)	44	4
Exchange gains/(losses) on US$ net debt and intragroup balances (including those relating to equity accounted units)	156	(14)	(99)
Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting
(including those relating to equity accounted units)	34	30	(40)
Other exclusions	(209)	37	84

Total excluded in arriving at underlying earnings	(131)	100	260

In 2007 an impairment charge of US$328 million after tax was recognised at Argyle following a decline in value as a result of large increases in the estimated capital costs of the underground project. This was partly offset by the reversal of the residues of the impairments of Tarong Coal and Palabora.
     Other exclusions from underlying earnings in 2007, a charge of US$209 million, mainly comprised non-recurring consequences of the Alcan acquisition, including integration costs. Of this total, US$146 million resulted from the sale of Alcan inventories that were revalued based on selling prices at the date of acquisition.
     Net earnings in 2006 included net impairment reversals totalling US$44 million. Impairments were reversed at KUC and IOC which more than offset impairment charges at Argyle and Tarong Coal.
     Exchange gains and losses on US dollar net debt and intragroup balances that are recorded in the Group’s income statement, together with gains and losses on currency and interest rate derivative contracts that do not qualify as hedges under IFRS are excluded from underlying earnings. In 2007, these items produced a gain of US$190 million (2006: a gain of US$16 million) reflecting the weakening of the US dollar against the Australian and Canadian dollars. In 2005 these items represented a loss of US$139 million.
     In 2005, gains from disposals of interests in businesses amounted to US$311 million, relating mainly to the sale of Rio Tinto’s interests in the Labrador Iron Ore Royalty Income Fund and in Lihir Gold.
     The effective tax rate on net earnings in 2007, excluding equity accounted units was 25.3 per cent compared with 26.8 per cent in 2006. The reduction in the Canadian tax rate reduced the 2007 effective tax rate and the recognition of US deferred tax assets lowered the effective tax rate in 2006. There were significant untaxed gains in 2005 which lowered the effective tax rate and the tax benefits referred to above reduced the tax rate for 2006.

Group financial results by product group
The table below summarises the Group’s underlying earnings by product group for each of the three years to 2007. These are discussed on pages 56 to 98.

	2007	2006	2005
	US$m	US$m	US$m

Iron Ore	2,651	2,251	1,722
Energy	484	706	730
Aluminium	1,097	746	392
Copper	3,479	3,538	1,987
Diamonds and Industrial Minerals	488	406	438
Other operations	15	33	40
Other items	(526)	(241)	(186)
Exploration and evaluation	20	(84)	(124)
Net interest	(265)	(17)	(44)

Group underlying earnings	7,443	7,338	4,955
Exclusions from underlying earnings	(131)	100	260

Net Earnings	7,312	7,438	5,215

Trend information
The demand for the Group’s products is closely aligned with changes in global Gross Domestic Product. Changes in the GDP of developing countries are expected to have a greater impact on materials such as iron ore and coal that can be used to improve infrastructure, whereas changes in the GDP of developed countries are expected to have a greater impact on industrial minerals that have many applications in consumer products. Copper is used in a wide range of applications from infrastructure to consumer electronics and demand for it has tended to grow in line with or slightly faster than global GDP. Trends in production of the Group’s minerals and metals, gross sales revenue and underlying earnings are set out in this Operating and financial review and prospects.

Rio Tinto 2007 Form 20-F	55

Back to Contents

Aluminium group

Mined	Rio Tinto share
Weipa bauxite	million tonnes

2003	12.1
2004	12.8
2005	15.6
2006	16.3
2007	21.0

Production	Rio Tinto share
Alumina	‘000 tonnes

2003	2,014
2004	2,231
2005	2,963
2006	3,247
2007	3,877

Aluminium	‘000 tonnes

2003	817
2004	837
2005	854
2006	845
2007	1,480

Underlying earnings contribution*	US$m

2004	331
2005	392
2006	746
2007	1,097

Changes in underlying earnings 2005 - 2007	US$m

2005 Underlying earnings	392
Effect of changes in:
Prices and exchange rates	454
General inflation	(36)
Volumes	8
Costs	(65)
Tax and other	(7)

2006 Underlying earnings	746
Effect of changes in:
Prices and exchange rates	(12)
General inflation	(37)
Volumes	11
Costs	(36)
Tax and other	425

2007 Underlying earnings	1,097

*	A reconciliation of the net earnings with underlying earnings for 2007, 2006 and 2005 as determined under IFRS is set out on page 53.

STRATEGIC OVERVIEW

Alcan Inc. (Alcan) joined the Rio Tinto Group on 23 October 2007. The total cost of the acquisition amounted to US$38.7 billion, including fees. The expanded aluminium product group, formed by the combination of Alcan and Rio Tinto’s existing aluminium assets, was renamed Rio Tinto Alcan (RTA).
     RTA comprises closely integrated, high quality bauxite, alumina and aluminium businesses with a broad global reach. The business is founded on large reserves of the mineral bauxite, which is refined into the intermediate product alumina, before being smelted into aluminium metal. RTA is a world leader in the production of bauxite and aluminium, with a defined pathway to becoming the largest producer of alumina through the commissioning of the Gove refinery expansion and current expansion of the Yarwun refinery, both in Australia.
     RTA is an industry leader in technology which, combined with an ownership position in clean hydro-electric generating capacity of 3,689 megawatts (MW), provides a significant, sustainable competitive advantage of increasing value in a carbon constrained world. The combined group has one of the industry’s most extensive bauxite mine, alumina refinery and aluminium smelter development portfolios, comprising 16 major projects in 13 countries.

Rio Tinto 2007 Form 20-F	56

Back to Contents

     RTA’s strategy is to maximise shareholder return whilst achieving excellence in health, safety and environmental performance; maximising value generated from existing assets; and optimising and opportunistically growing the bauxite, alumina and aluminium businesses. RTA uses its dedicated business improvement programme, called Lean Six Sigma, to improve operations, process stability and eliminate waste.
     RTA is currently organised into four business units – Bauxite & Alumina, Primary Metal, Engineered Products and Packaging. In the announcement of Rio Tinto’s offer for Alcan in July 2007, it was disclosed that it had been agreed with Alcan that the Packaging business would be divested. The Packaging business has therefore been classified as an Asset held for sale and its results for the period since acquisition have not been included in the earnings of the Rio Tinto Group.
     RTA’s financial results include Alcan businesses from 24 October 2007. On this basis, in 2007 RTA contributed 22 per cent of Rio Tinto’s gross sales revenue and 15 per cent of its underlying earnings. As at 31 December 2007, RTA accounted for 63 per cent of Rio Tinto’s operating assets.
     At year end, RTA employed 71,600 people of whom 67,000 joined the group with Alcan. About 25,000 employees are employed in the Bauxite & Alumina and Primary Metal business units and approximately 45,000 employees in the Engineered Products and Packaging businesses.

Dick Evans, chief executive, Rio Tinto Alcan, is based in Montreal, Canada.

DIVESTMENTS

As part of Rio Tinto’s offer for Alcan on 12 July 2007, it was announced that the Packaging business would be divested. Following a company wide strategic review of the combined Rio Tinto and Alcan assets, on 26 November 2007 the intention to divest the Engineered Products business was also announced.

INTEGRATION OF ALCAN

Rio Tinto’s offer for Alcan on 12 July 2007 aimed at after tax synergies of US$600 million per annum by the end of 2009. Within the parameters of relevant takeover regulations, intensive and cooperative integration efforts were made between 12 July and 23 November 2007 which resulted in an increase in the targeted after tax synergies to US$940 million per annum by the end of 2009. A rigorous and comprehensive integration plan is being progressively executed and is overseen by an Integration Steering Committee and an Integration Management Office.

SAFETY

All injury frequency rate	per 200,000 hours

2003	1.43
2004	1.48
2005	1.37
2006	1.40
2007	1.02

An important factor in Rio Tinto’s acquisition of Alcan was alignment across both businesses on the importance of safety. While philosophies were similar, Alcan’s definitions were different to those used by Rio Tinto and hence 2007 performance is not comparable. Moving forward, former Alcan operations will adopt Rio Tinto definitions and consolidated data will be presented from 2008. The safety results are based on data from the former Rio Tinto Aluminium business; data from former Alcan businesses are not included.
     Regrettably a metal merchant was fatally injured at an Engineered Products operation in December. Alcan’s Recordable Case Rate at the end of 2007 represented a 28 per cent reduction over 2006 and an 84 per cent reduction compared to 2001. This performance was 23 per cent better than Alcan’s target for the period. The Lost Time Injury Illness Rate also declined by 26 per cent but remained eight per cent short of the 2007 target.
     Some notable examples of Alcan’s success in reducing these rates include controlling hazardous energy sources from upstream operations and development and roll out of large scale man machine interface programmes in downstream operations.
     The former Rio Tinto Aluminium business recorded its best ever safety performance in 2007. The All Injury Frequency Rate improved by 26 per cent over 2006 and the number of Lost Time Injuries reduced by 30 per cent compared to the previous year. During the year New Zealand Aluminium Smelters was awarded the Rio Tinto Chief Executive’s Safety Award and Weipa received the award for the Most Improved Site. In 2007, the Safety Leadership Development Programme was introduced across the business and implementation of the Health, Safety and Environment Quality Management System continued.

Rio Tinto 2007 Form 20-F	57

Back to Contents

GREENHOUSE GAS EMISSIONS

The former Rio Tinto Aluminium sites have approached meeting greenhouse gas (GHG) and energy targets by planning improvements in the key metrics of net carbon ratio, anode effects, power efficiency and fuel use. Projects are undertaken to improve overall site performance, including cost and production, in addition to supporting GHG and energy targets. There are a considerable number of individual projects being undertaken through the business improvement system, each supported by a detailed plan of activities to bridge the gap between current and targeted performance.
     To track and encourage focus on target performance, Rio Tinto Aluminium for several years produced and distributed to its management team quarterly tracking of target performance at all sites. Comparing 2007 actual performance with the 2008 targets shows Anglesey is meeting both energy and GHG target performance, Weipa is meeting energy targets and so is Boyne Island Smelters. Other sites are currently not meeting 2008 targets.
     Alcan’s total greenhouse gas emissions were 27.8 million tonnes of CO2 equivalent in 2007, calculated on an equity share basis, representing a four per cent improvement in on site greenhouse gas emissions per tonne of product over a 2005 baseline as a result of efficiency improvements, retrofitting best in class technology and shutdown of some underperforming operations. It is anticipated that the contribution of Alcan will be lower when reported under Rio Tinto greenhouse gas accounting rules. The new RTA is expected to make up about two thirds of Rio Tinto’s gas emissions in the future.
     The expanded RTA group will prepare and present revised plans, incorporating activities and costing, for all assets. The group will combine the best ideas from both Rio Tinto and Alcan and enjoy the benefit of a high percentage of low GHG intensity power sourced from hydro-electricity.

FINANCIAL PERFORMANCE

2007 compared with 2006
In 2007, RTA’s contribution to the Group’s underlying earnings was US$1,097 million, an increase of 47 per cent. The higher contribution was due mainly to the one off impact of the reduction in the Canadian tax rates attributable to the Alcan businesses, but also benefited from higher aluminium prices. The average aluminium price in 2007 was US$2,646 per tonne compared with US$2,557 per tonne in 2006. The performance excludes results from the Packaging business as it is classified as a discontinued operation.

2006 compared with 2005
In 2006, the former Rio Tinto Aluminium’s contribution to the Group’s underlying earnings was US$746 million, an increase of 90 per cent. Higher aluminium prices resulted in earnings increasing by US$451 million, with the average aluminium price in 2006 at US$2,557 per tonne compared with US$1,896 per tonne in 2005.

BAUXITE & ALUMINA OPERATIONS

Bauxite

Bauxite production capacity more than doubled during the year, with the group’s wholly owned bauxite mine at Weipa (Australia) being joined by Alcan’s four operating bauxite mines from around the world (Australia, Brazil, Ghana and Guinea). At year end, RTA’s bauxite production capacity was the largest in the industry, at 34.4 million tonnes per annum, up from 16.5 million tonnes in 2006.

The RTA bauxite business benefits from the following:
•	The largest reserves and mineralisation inventory in the industry which should ensure sufficient bauxite supply to sustain the group’s long term growth strategy.
•	Regional concentration of reserves (Weipa, Ely, Gove) which should provide the basis for optimisation opportunities going forward.
•	Scope for expansion of annual production which should underpin expected future alumina production growth.
•	Interests in three of the four largest mines in the world (Weipa, Porto Trombetas and Sangaredi), located in the top three bauxite reserve countries (Australia, Brazil and Guinea).
•	Annual production capacity that not only supports internal alumina production, but allows significant sales to third parties.

The Weipa mine located on Cape York, Australia contains reserves of 1,224 million tonnes and additional mineralisation. It has an annual production capacity of 18.2 million tonnes and is by far the largest bauxite mine in the group. In 2007 the mine increased its production capacity by 1.7 million tonnes from 16.5 million tonnes as the result of commissioning of a second shiploader in late 2006. Alcan’s Ely mining lease is situated adjacent to Weipa and is included in the reserve figures for Weipa. Bauxite from Weipa is either shipped to Gladstone for processing at the group’s wholly owned Yarwun refinery and 80 per cent owned Queensland Alumina Limited (QAL) refinery or sold to third parties.

Rio Tinto 2007 Form 20-F	58

Back to Contents

     RTA’s other Australian mine, at Gove contains reserves of 143 million tonnes and additional mineralisation. It has an annual production capacity of 6.9 million tonnes and is co-located with the Group’s Gove alumina refinery in the Northern Territory, Australia. Output from the mine is consumed mainly by the refinery, although some amounts are sold to third parties.
     RTA owns 12.0 per cent of the Porto Trombetas mine in Brazil. Its share of reserves is 20 million tonnes and share of additional mineralisation, constituting a share of annual production capacity of 2.1 million tonnes. Across the Atlantic, RTA owns 22.9 per cent of the Sangaredi mine in Guinea and 80 per cent of the Awaso mine in Ghana, constituting shares of annual production capacity of 6.2 million tonnes and 1 million tonnes respectively. The reserve positions of these African mines are currently under review.

Alumina
The addition of Alcan’s assets during 2007 boosted RTA’s total alumina production capacity almost threefold, from 3.2 million tonnes per annum in 2006 to 8.3 million tonnes at the end of 2007. In addition to increasing smelter grade alumina refining capacity, the Alcan assets included specialty alumina production capacity of 740,000 tonnes per annum. Specialty alumina represents a range of products that is used extensively in a wide range of industrial and consumer applications.
The combination of Rio Tinto and Alcan has created an alumina business which is balanced in terms of internal alumina demands from the Primary Metal aluminium business. This is important as a balanced or long net alumina position prevents the group from being negatively exposed to periodic alumina price spikes.
Additional advantages of the RTA alumina business include:
•	Demonstrated technological capability backed by a strong research and development team.
•	Ownership of the Gove, Yarwun and QAL alumina refineries located in north eastern Australia, which along with the Weipa and Gove bauxite mines offer significant scope for optimisation as experience, best practices and supply chain benefits are shared.
•	A modern set of assets with expansion optionality.
•	Deployment of the latest technology in significant expansions at Gove and Yarwun.

The Gove refinery is a wholly owned two million tonnes per annum plant which is in the final stages of a 1.8 million tonnes per annum expansion. It is expected to take overall capacity to 3.8 million tonnes per annum by the end of 2008. The refinery is located next to the Gove bauxite mine. Associated infrastructure includes a deep water port, township and oil fired power station. Following completion of the expansion, the Gove refinery is expected to operate in the second quartile of the industry cash cost curve. Alternative energy sources are currently being evaluated for use at Gove, which could result in a significant further reduction in cash operating costs.
     The wholly owned Yarwun refinery, located in Gladstone, Australia, has current nameplate capacity of 1.4 million tonnes per annum. On 3 July 2007, Rio Tinto Aluminium announced an expansion of the Yarwun refinery to increase capacity to 3.4 million tonnes per annum. First shipments are expected in the second half of 2010. An important feature is the inclusion of a gas fired cogeneration facility. Gas will become the primary fuel source, demonstrating RTA’s ongoing commitment to reducing greenhouse gas emissions and improving energy efficiency. There remains potential for the refinery to be ultimately expanded to over four million tonnes per annum. Following completion of the proposed Yarwun expansion, the refinery is expected to operate in the second quartile of the industry cash cost curve.
     The combination of Rio Tinto and Alcan has resulted in an 80 per cent interest in QAL, an increase from 38.6 per cent at the end of 2006. QAL, also located in Gladstone, Australia, is one of the world’s largest alumina refineries, with a capacity of just under four million tonnes per annum. QAL operates in the second quartile of the industry cash cost curve and has opportunities for further development.
     Outside Australia, RTA wholly owns the 1.3 million tonne per annum Jonquière refinery in Quebec, Canada and the Gardanne refinery in France, which produces mainly specialty alumina, but also has capacity to produce 150,000 tonnes of smelter grade alumina per annum. Both refineries are placed in the fourth quartile of the industry cash cost curve. Other wholly owned refinery operations relate to specialty alumina, in which four smaller plants combine with Gardanne and part of Jonquière to provide around 740,000 tonnes of annual production capacity.
     RTA owns a ten per cent share of the Sao Luis (also known as Alumar) refinery in Brazil, which has a current capacity of 1.5 million tonnes per annum. The refinery is currently undergoing a 2.1 million tonnes per annum expansion, of which RTA’s contribution is expected to be approximately US$200 million and which is expected to be completed during 2009. Once completed, the refinery is expected to operate in the first quartile of the industry cash cost curve.

2007 operating performance
Bauxite production during 2007 included output from Alcan’s bauxite mines from 24 October 2007. Accordingly, total production for 2007 of 21 million tonnes exceeded 2006 production by 29 per cent.
     Production of bauxite at Weipa reached record levels in 2007, at 18.2 million tonnes (beneficiated and calcined), 12 per cent higher than in 2006. Increased capacity from the commissioning of the second shiploader in late 2006 was

Rio Tinto 2007 Form 20-F	59

Back to Contents

the major contributor to Weipa’s improved production capability. Adverse weather conditions that impacted production in early 2006 did not occur in 2007. Weipa bauxite shipments rose by 15 per cent, to 18.2 million tonnes.
      Rio Tinto Aluminium advised its calcined bauxite customers in December 2006 that it would withdraw from the production of calcined bauxite by 2008 after 40 years of providing this product to the abrasives and oil and gas exploration industries. Calcined bauxite represents about one per cent of Weipa’s total bauxite production.
     To meet the increased transport needs for bauxite and alumina, Rio Tinto has committed US$210 million to the purchase of five new post Panamax bulk ore carriers to be used on the Weipa to Gladstone run and for international trade. These ships are being built in Japan. The first ship, “Wakamatha” was delivered in the third quarter of 2007. In 2007, Weipa’s improved safety performance was recognised with a Chief Executive’s Safety Award.
     As is the case with bauxite production, 2007 alumina production included the output of Alcan’s alumina refineries from 24 October 2007. Smelter grade alumina production for 2007 was therefore 15 per cent higher than in 2006 at 3.73 million tonnes. The addition of Alcan’s specialty alumina business during 2007 provided 144,000 tonnes of production from 24 October 2007.
     The Yarwun refinery produced at higher levels than 2006 being the first full year of operation since the plant ramped up to nameplate capacity.
     On 31 October 2007, RTA announced that it had reached an agreement with Norsk Hydro ASA to expand its alumina supply to Hydro Aluminium from 500,000 tonnes of alumina per annum to 900,000 tonnes from 2011 to the end of the contract. Under a 20 year contract signed in 2003 with Norsk Hydro, RTA is committed to supplying Hydro Aluminium with 500,000 tonnes of alumina per annum from 2006 until 2030. The new contract underpins RTA’s decision to expand the Yarwun alumina refinery and is consistent with its strategy of maximising the value of RTA’s world class bauxite deposits at Weipa.

PRIMARY METAL OPERATIONS

The addition of Alcan aluminium smelters to the Rio Tinto Group created the world’s premier primary aluminium producer, with year end capacity of 4.1 million tonnes per annum representing nearly five times the group’s 2006 production capacity of 853,700 tonnes.
     The transformation of this business during 2007 was significant. Aside from the enormous increase in primary aluminium smelting capacity, the business added one partly owned and 11 wholly owned power facilities, boosting owned electricity generation capacity by 620 per cent to twice the industry average. In addition, a range of businesses related to aluminium smelting (including technology sales and service, engineering services, smelting equipment sales and smelting consumables production) were added.

Smelting facilities
As of 31 December 2007 the business unit comprised 25 smelters in 11 countries, the vast majority of which are located in OECD countries. The former Rio Tinto Aluminium consisted of interests in four smelters in three countries.
As with any commodity business, the position on the global cash cost curve is important in determining the relative profitability of operations within the industry. In this regard, RTA enjoys an excellent position, with the world’s largest share of first quartile production capacity and an overall average position at the low end of the second quartile. This position is particularly noteworthy given the number of RTA facilities and the enormous scale of total production capacity. The RTA smelting system has around half of its capacity located in the first quartile of the industry cash cost curve, with another third in the second quartile. Only one fifth of RTA’s current smelting capacity lies in the higher cost part of the industry cash cost curve. This is expected to prove increasingly valuable as the industry’s average cash costs rise as expected, influenced by factors such as rising energy costs, potential Chinese currency revaluations and possible greenhouse gas emission costs.
Key reasons for RTA’s excellent position on the global aluminium cash cost curve include:
•	Ownership and utilisation of industry leading AP series pre-bake cell technology, one of the most efficient aluminium smelting technologies in the world from an energy and operating cost perspective.
•	Ownership of around half of the smelting group’s electricity generation needs, compared to an industry average of around 30 per cent.
•	The existence of a modern smelter fleet, with over 70 per cent of overall smelting capacity being less than 30 years old, a significantly greater proportion than the industry average.
•	Operational expertise, as demonstrated during the period since 2001 by both improving safety trends and an ability to extract on average 1.1 per cent per annum production capacity improvement, compared to an industry average over the same period of 0.5 per cent.

The group’s largest concentration of smelting assets is located in Canada. RTA has ownership interests in nine smelters in Canada, seven of which are wholly owned and all but one of which are located in the Province of Quebec. Total annual production capacity in Canada, resulting from the acquisition of Alcan, is 1.77 million tonnes as at 31 December 2007. All of this capacity is powered by clean, renewable hydro-electricity, the majority of which is self owned.
     In the Oceania region, RTA has ownership interests in four smelters, three in Australia and one in New Zealand. The Bell Bay smelter in Australia is wholly owned, while ownership interests range from 52 to 79 per cent in respect of

Rio Tinto 2007 Form 20-F	60

Back to Contents

the other three facilities. The total annual attributable production capacity in this region is 1.06 million tonnes as at 31 December 2007, an increase of 37 per cent over the prior year mainly due to the addition of a 51.6 per cent interest in Australia’s Tomago smelter as a result of the combination with Alcan.
     RTA also has a substantial presence in Europe with ownership interests in eight smelters, principally in France and the UK. The annual production capacity at the end of 2007 was one million tonnes, an increase of over 1,200 per cent due to the combination with Alcan. Two of the smelters in the UK totalling 221,000 tonnes of annual capacity are powered by wholly owned electricity generation facilities. The Lannemezan smelter in France, which had a capacity of 25,000 tonnes as at 31 December 2007, will be closed during the first half of 2008.
      In addition to Canada, Oceania and Europe, RTA wholly owns one smelter in the United States, which, together with interests in smelters in Cameroon and China, represents annual production capacity of 324,000 tonnes as at the end of 2007. Alcan Ningxia Aluminum Company Limited (Ningxia), in which RTA holds a 50 per cent stake in the pre-bake Line 3, is one of the lowest cost aluminium producers in China. Further, the group retains a 20 per cent stake in the 350,000 tonne per annum Sohar smelter in Oman, which is on track to be commissioned during 2008. The smelter will utilise RTA’s AP35 technology which, together with RTA operational expertise, will contribute toward the expected position of the smelter in the first quartile of the industry cash cost curve.

Power facilities
Given the long term nature of a smelter investment, and the fact that electricity costs usually represent around one quarter of industry average smelting cash costs, a secure, long life and competitively priced electricity supply is of vital importance in the aluminium smelting industry. In this respect, RTA is very favourably positioned. As at 31 December 2007, RTA owns electricity generating capacity of 5,076 MW, up from 706 MW at the end of 2006. The group owns generation capacity sufficient to meet around half of its electricity needs, a proportion far above the industry average, while long term power purchase contracts account for a further 46 per cent. An additional advantage is that 75 per cent of the total RTA electricity supply is non fossil fuel based hydropower and nuclear power.
      As with the aluminium smelters, the significant majority of RTA’s power facilities are located in Canada. Six separate wholly owned power stations located on the Peribonka and Saguenay rivers in Quebec comprise a generation capacity of 2,687 MW. The water management system for these power stations, with their associated dams, reservoirs and catchment areas, covers an area of 73,800 square kilometres. The group’s wholly owned Kemano power station in British Columbia has capacity of 896 MW and primarily supplies electricity to the wholly owned Kitimat smelter. It is noteworthy that the group’s Canadian self owned hydropower assets are the result of construction efforts that took place over a period of 50 years, and that such assets would be extremely difficult and costly to replicate today.
      The group owns a 42 per cent share of the coal fired Gladstone Power Station (GPS) in Australia, used to supply the Boyne Island smelter. The GPS interest held by RTA has a capacity of 706 MW.
      In China, RTA owns nearly 22 per cent of the Daba power station, a facility which provides electricity to the Ningxia smelter. The group’s share of generating capacity from this coal fired plant is 261 MW.
      In Europe, the group wholly owns four power stations, three in the UK totalling 500 MW of capacity and one in Norway of 26 MW. Of the total of 526 MW of European generating capacity, 420 MW is coal fired while the remainder is hydro powered.

Technology
The combination of Rio Tinto and Alcan creates an excellent opportunity to exercise undisputed industry leadership in technology. RTA’s technology strategy is to:
•	lead through benchmark performance in all aspects of current operations;
•	maintain and enhance RTA’s industry-leading position with respect to the AP technologies; and
•	develop new breakthrough, high value future options focusing on significant reductions in energy and environmental impact.

During 2007, design and engineering work continued on schedule in respect of the AP50 pilot plant in Quebec, expected to cost around US$550 million and have a nameplate capacity of 60,000 tonnes per annum. The plant is expected to serve as the basis for commercialisation of the AP50 technology, which incorporates unique design features that make it a superior platform for the fullest exploitation of a suite of breakthrough technologies currently under development.
     An innovative portfolio of breakthrough technologies is being pursued with the overall goal of lowering unit energy consumption by up to 20 per cent while reducing and eventually eliminating GHG and other emissions. RTA is focused on step changes in energy consumption, environmental impact and full economic cost, in order to maintain and extend RTA’s position as industry technology leader, thereby supporting a key corporate objective of sustainable growth.
     RTA also sells technology to third parties. In addition to being a viable business, this product offering has the benefit of enhancing RTA’s appeal as the joint venture partner of choice, given the combination of technological and management skills the group is able to offer. This aspect of the RTA business may prove increasingly valuable in accessing growth options in the future, as the supply side of the industry trends away from the developed world due to diminishing availability of competitively priced, secure power.

Rio Tinto 2007 Form 20-F	61

Back to Contents

Other businesses
RTA’s Primary Metal business unit participates in a number of other businesses related to the smelting of primary metal. These include the production and sale of cathode blocks, anodes, aluminium fluoride and calcined coke, the provision of engineering services and sale of smelting equipment, as well as the sale of electricity where generation is surplus to production needs. These businesses are relatively small compared to the smelting and power operations. During the first half of 2007, they comprised less than ten per cent of Primary Metal’s revenues. The various businesses have a presence in most regions of the world, with particular emphasis in North America and Europe.

2007 operating performance
In 2007, RTA produced 1.5 million tonnes of primary aluminium, up 75 per cent from 2006 levels due to the addition of Alcan aluminium production from 24 October 2007.
      In respect of the four smelters owned by Rio Tinto Aluminium prior to the Alcan acquisition, RTA’s share of aluminium production of 862,000 tonnes was above 2006 production levels of 845,000 tonnes. Much of this improvement was attributable to Tiwai Point, (New Zealand Aluminium Smelters) where production was not hampered by the low lake levels that had been experienced in 2006.
      During 2007, RTA smelters continued to produce close to capacity, with the exception of Edea (Cameroon) which operated at levels of around 85 per cent due to power constraints.
      On 1 October, NZAS and Meridian Energy Limited signed an 18 year electricity price agreement for 572 MW of continuous consumption at the smelter. The agreement runs from 1 January 2013 to 31 December 2030. The new agreement provides NZAS with the basis for a secure and reliable power supply to meet the smelter’s operational requirements during this period. The smelter already has the lowest level of GHG emissions of any smelter of similar technology worldwide and this contract will maintain that position. In November 2007, the smelter received a gold award from the New Zealand Business Excellence Foundation.

BAUXITE & ALUMINA PROJECTS

Weipa (Rio Tinto: 100 per cent)
A 3.5 million tonne per annum expansion of the group’s Weipa bauxite mine is currently under way. The expansion is scheduled to be completed by late 2009 and is expected to cost around US$30 million. The expansion is expected to further leverage the world class Weipa bauxite deposit.

Gove (Rio Tinto: 100 per cent)
As of the date of Rio Tinto’s acquisition of Alcan, a 1.8 million tonnes per annum expansion of the Gove alumina refinery in Australia was nearing completion, with certain components of the expansion already commissioned and being brought into production. The expansion cost is US$2.3 billion, and is expected to bring the Gove refinery to a total capacity of 3.8 million tonnes per annum, making it one of the largest refineries in the world. Nameplate capacity is expected to be reached by the end of 2008. Following completion of the expansion, the Gove refinery is expected to operate in the second quartile of the industry cash cost curve.

Yarwun (Rio Tinto: 100 per cent)
On 3 July 2007, Rio Tinto approved an expansion of the Yarwun alumina refinery in Gladstone, Queensland in order to more than double annual production, increasing output by two million tonnes. First shipments are expected in the second half of 2010. The expansion is expected to cost around US$1.8 billion. Work commenced on the expansion in the third quarter and is expected to take about three years to complete. First shipments are expected in the second half of 2010. All government approvals have been granted. Once completed, the refinery is expected to be positioned in the second quartile of the industry cost curve.

Sao Luis (Alumar) (Rio Tinto: ten per cent)
A 2.1 million tonnes per annum expansion of the Alumar refinery in Brazil (Rio Tinto share 210,000 tonnes) is under way and progress on construction is approximately 35 per cent advanced as at 31 December 2007. The project will cost an estimated US$200 million (Rio Tinto’s share). Alumar is expected to be positioned in the first quartile of the industry operating cost curve once construction is completed.

Guinea (Rio Tinto: 50 per cent)
A 1.6 million tonnes per annum greenfield alumina refinery project in Guinea is being evaluated in partnership with Alcoa Inc. The project is currently at the pre feasibility stage and it is expected that the sponsors will make a decision in the first half of 2008 with regard to undertaking detailed feasibility studies. It is expected that the refinery would be positioned in the first quartile of the industry cost curve.

Ghana (Rio Tinto: 51 per cent)
A 1.5 million tonnes per annum greenfield alumina refinery project is under consideration in partnership with the Government of Ghana. The project is currently at the conceptual study stage and it is expected that the sponsors will

Rio Tinto 2007 Form 20-F	62

Back to Contents

make a decision in the first half of 2008 with regard to undertaking a pre feasibility study. It is expected that the refinery would be positioned in the first quartile of the industry cost curve.

Madagascar (Rio Tinto: 51 per cent)
A 1.6 million tonnes per annum greenfield alumina refinery and associated bauxite mine is being considered in partnership with a Malagasy company. The project is currently at the conceptual study stage and it is expected that the sponsors will make a decision in the first half of 2008 with regard to undertaking a pre feasibility study. It is expected that the refinery would be positioned in the first quartile of the industry cost curve.

PRIMARY METAL PROJECTS

Sohar (Rio Tinto: 20 per cent)
In 2007, construction advanced on time and on budget at the 350,000 tonnes per annum smelter at Sohar, Oman. When complete, the 350,000 tonne potline would be the world’s largest both in terms of capacity and overall length, utilising the world’s most advanced commercial technology, the RTA owned AP35 smelting technology. The smelter is expected to produce aluminium ingot for export commencing in the first half of 2008. Once operational, the smelter is expected to be positioned in the first quartile of the industry cost curve. A second potline of similar size is currently the subject of discussions among the joint venture partners. Under the original agreement between the partners, RTA has the right to take up to 60 per cent of this second potline.

Hydropower (Rio Tinto: 100 per cent)
On 26 April 2007, the former Alcan announced the investment of US$130 million in a new, power efficient hydro generator to be installed at the group’s Shipshaw power facility in Quebec, Canada. The new generator will optimise the performance of the facility and improve the efficiency with which the water flow is utilised. In addition, on 30 January 2008, the group announced an investment of US$90 million in its Lochaber, Scotland hydro-electric facilities, designed to ensure the future of smelting in the Highlands of Scotland for many years to come. The project, which will see the installation of new hydro-electric turbo generators, is expected to commence in 2009 and be completed by 2012.

Spent pot lining facility (Rio Tinto: 100 per cent)
RTA is building a US$180 million aluminium spent pot lining recycling plant in Quebec’s Saguenay-Lac-Saint-Jean region of Canada. This unique industrial scale pilot plant is expected to have a capacity of approximately 80,000 tonnes to recycle spent pot lining using Alcan’s proprietry technology. Spent pot lining is the residual material generated in the de-lining of pots following the aluminium smelting electrolysis process. The spent pot lining is composed of carbon and various inert elements and is typically pre-treated and land filled under strict precautions. Through this new process, all of the spent pot lining will be recycable, providing the global aluminium industry with a sustainable re-usable solution for spent pot lining by-products. The plant’s technology was developed at RTA’s Arvida Research and Development Centre and is expected to begin pot lining treatment operations in 2008.

Kitimat (Rio Tinto: 100 per cent)
In 2006, Alcan announced its intention to modernise the existing Kitimat smelter, replacing the current Soderberg technology with industry leading AP35+ prebake technology and increasing smelter capacity to 400,000 tonnes per annum. The facility will take advantage of the RTA owned Kemano hydro-electric facility, with a capacity of 896 MW, and access to the Pacific Rim in terms of raw materials and metal markets, while reducing the environmental footprint of the existing plant by 40 per cent by reducing GHG generation by around 500,000 tonnes per annum. Total investment in respect of the project is expected to be around US$2 billion. On 30 January 2008, the third and final condition for proceeding to board approval of the project was completed with clearance from the British Columbia Utilities Commission in respect of BC Hydro’s 2007 Energy Purchase Agreement with RTA. The other two hurdles were the securing of an acceptable labour agreement for construction and start up and assurances on environmental permitting issues. Advanced feasibility studies have been completed and the project is expected to be submitted for approval during 2008, on which basis first metal can be expected in 2011. When completed, the smelter is expected to be positioned in the first quartile of the industry cost curve.

Quebec (Rio Tinto: 100 per cent)
In December 2006, the former Alcan announced a plan to build a US$550 million pilot plant at its Complexe Jonquière site in Quebec, Canada to develop the company’s proprietary AP50 smelting technology. The pilot plant is expected to produce approximately 60,000 tonnes of aluminium per annum and will be the platform for future generations of AP50 technology. The first of its kind, the plant is the start of a planned ten year US$1.8 billion investment programme in Quebec’s Saguenay–Lac-Saint-Jean region, involving up to an additional 390,000 tonnes annually of new smelting capacity by 2015. The new AP50 pilot facility will be the cornerstone of an industrial strategy developed by RTA with the support of the Government of Quebec. Engineering and feasibility studies are advancing as are site preparation activities, and initial approval is expected around the middle of 2008. When completed, the smelter is expected to be

Rio Tinto 2007 Form 20-F	63

Back to Contents

positioned in the first quartile of the industry cost curve.

Coega (Rio Tinto: 80 per cent)
Feasibility studies have been substantially completed in respect of the construction of a 720,000 tonnes per annum smelter at Coega, Eastern Cape Province, South Africa. Although an energy contract with the South African utility, ESKOM was signed in November 2006, ongoing discussions are reviewing the terms of the project to align its timing with the availability of secure power generation capacity from ESKOM. When completed, the smelter is expected to be positioned in the first quartile of the industry cost curve.

Saudi Arabia (Rio Tinto: 49 per cent)
In 2007, a heads of agreement was signed with Ma’aden (the Saudi Arabian Mining Company) to investigate the development of a bauxite mine at Az Zabirah, and construction of a power plant, alumina refinery and aluminium smelter complex at Ras Az Zawr, on the Gulf Coast of Saudi Arabia. Under the agreement, RTA is expected to take a 49 per cent interest in the project, with Ma’aden owning the remainder. Pre feasibility work is scheduled to be completed in 2008. The proposed aluminium smelter is planned to have a capacity of 720,000 tonnes per annum and if completed, is expected to be positioned in the first quartile of the industry cost curve. The proposed alumina refinery would have a capacity of 1.6 million tonnes per annum and if completed, is expected to be positioned in the second quartile of the industry cost curve. Most of the smelter output, at least initially, is planned for export.

Sarawak (Rio Tinto: 60 per cent)
On 7 August 2007, Rio Tinto and Cahya Mata Sarawak Berhad signed a heads of agreement for the proposed development of a smelter in the State of Sarawak, Malaysia. Under the signing of the heads of agreement, detailed feasibility studies on the design, engineering, construction, commissioning and operation of a smelter with an initial capacity of 550,000 tonnes are being undertaken. The smelter is expected to have the capability to be expanded to 1.5 million tonnes per annum. It is proposed that electricity for the smelter may come from the Bakun hydro-electric dam, which is currently under construction. If completed, the smelter is expected to be positioned in the first quartile of the industry cost curve.

Abu Dhabi (Rio Tinto: 50 per cent)
Discussions are continuing with General Holding Corporation of Abu Dhabi for a development that could result in a smelter with a first stage production capacity of 720,000 tonnes of metal per annum. Abu Dhabi Aluminium Company (Adalco) has been formed to manage the joint venture. If completed, the smelter is expected to be positioned in the first quartile of the industry cost curve.

Iceland (Rio Tinto: 100 per cent)
During 2007, the community near RTA’s ISAL smelter expressed dissatisfaction with a proposed expansion and modernisation of the facilities, by narrowly rejecting a town planning referendum which included the matter. RTA is continuing to assess options for the possible expansion of its smelting activities in Iceland.

Cameroon (Rio Tinto: 46.7 per cent)
A potential upgrade and expansion of the Alucam smelter by 200,000 tonnes per annum, together with the construction of a new 330 MW hydro-electric power station, is being contemplated. Pre-feasibility studies have been completed and environmental authorisations have been obtained. RTA and the Government of Cameroon committed on 29 November 2007 to additional access to water resources to facilitate the launch of technical and pre-feasibility studies for a new greenfield smelter with potential capacity of 400,000 tonnes per annum. If completed, these smelter projects are expected to be positioned in the first quartile of the industry cost curve.

ENGINEERED PRODUCTS

RTA’s Engineered Products business unit is a portfolio of inter connected aluminium and non aluminium businesses providing innovative, high value added solutions to meet the diverse needs of its global customer base. In particular, the business is the premier supplier of high value added aluminium products to the world’s leading aircraft manufacturers. In Europe, it also produces large profile extrusions for the transportation industry and is a top supplier of beverage can stock. The business is the North American leader in aluminium wire and cable, and a world leader in composite products with a unique portfolio of brands and product solutions. As at 31 December 2007, the business unit comprised 95 operating and sales sites in 34 countries and regions around the world. The unit is organised into seven sub business units; Aerospace, Transport and Industry (ATI), Cable, Extruded Products, Composites, Specialty Sheet, Engineered and Automotive Solutions (EAS) and the Alcan International Network (AIN).
      On 8 November 2007, RTA announced the sale of the non aerospace portion of its service centre operations in Europe, Alcan Service Centres (ASC), to Amari Metals. The transaction was completed on 4 January 2008. Rio Tinto announced on 26 November 2007 the intention to explore options for the divestment of the remainder of the Engineered Products business unit. Although Engineered Products is a market leader in many of its largest businesses, and has

Rio Tinto 2007 Form 20-F	64

Back to Contents

recently experienced strong growth, the business unit does not fit within Rio Tinto’s overall corporate strategy.

PACKAGING

RTA’s Packaging business unit enjoys market leading positions in each of the four packaging segments in which it operates; Food Flexible, Pharmaceutical and Medical, Beauty and Personal Care, and Tobacco. It is one of the few participants in its product markets with a truly global reach having executed considerable expansion into emerging countries and regions over the last few years. The business delivers innovative packaging solutions using plastics, engineered films, aluminium, paper, paperboard and glass to customers worldwide. As at 31 December 2007, the business unit comprised 129 operating sites in 31 countries and regions around the world. The potential divestment of the Packaging business unit was being explored by Alcan during the first half of 2007 and was confirmed in the announcement by Rio Tinto of an agreed bid for Alcan on 12 July, 2007. The sale process for the Packaging business unit is ongoing.

Rio Tinto 2007 Form 20-F	65

Back to Contents

Copper group

Mined	Rio Tinto share
Copper	‘000 tonnes

2003	867
2004	753
2005	784
2006	803
2007	738

Gold	‘000 ounces

2003	2,731
2004	1,552
2005	1,726
2006	1,003
2007	1,233

Refined	Rio Tinto share
Copper	‘000 tonnes

2003	349
2004	333
2005	314
2006	299
2007	390

Underlying earnings contribution*	US$m

2004	860
2005	1,987
2006	3,538
2007	3,479

Changes in underlying earnings 2005 - 2007	US$m

2005 Underlying earnings	1,987
Effect of changes in:
Prices and exchange rates	1,707
General inflation	(28)
Volumes	(179)
Costs	(196)
Tax and other	247

2006 Underlying earnings	3,538
Effect of changes in:
Prices and exchange rates	388
General inflation	(37)
Volumes	309
Costs	(230)
Tax and other	(489)

2007 Underlying earnings	3,479

*	A reconciliation of the net earnings with underlying earnings for 2007, 2006 and 2005 as determined under IFRS is set out on page 53.

STRATEGIC OVERVIEW

Rio Tinto’s Copper portfolio comprises a diverse mix of operations and projects along the development pipeline. During 2007 the focus on copper and molybdenum was supplemented by nickel.
     The Copper group comprises Kennecott Utah Copper in the US and interests in the producing copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia and Palabora in South Africa. The group has management responsibility for Kennecott Minerals Company in the US and includes interests in undeveloped world class copper orebodies at La Granja in Peru, Oyu Tolgoi in Mongolia and Resolution in the US. Nickel projects in Indonesia and the US offer a pathway to becoming a top tier global nickel producer.
      As one of the world’s leading copper businesses, Rio Tinto’s pipeline of projects position the Group to become the world’s leading base metal producer by value creation. Recent exploration at the La Granja project in Peru has highlighted the potential for doubling forecast production to in excess of 500,000 tonnes per annum. Development work on Oyu Tolgoi is progressing well with significant further exploration potential in Mongolia. Average production is projected to be 440,000 tonnes per annum of copper and 320,000 ounces per annum of gold over the life of the mine.

Rio Tinto 2007 Form 20-F	66

Back to Contents

Rio Tinto has a 9.9 per cent interest in the Pebble copper-gold-molybdenum project in Alaska managed by the Northern Dynasty Minerals/Anglo American joint venture. Rio Tinto continues to be involved and monitor progress.
      There are significant extension options in copper, gold and molybdenum at Kennecott Utah Copper and upside on the Resolution project, both in the US. In addition to these world class projects, the group is developing the E48 underground deposit at Northparkes. At Palabora, studies are progressing to evaluate an extension to the existing underground block cave lift, to explore the option of developing a second lift and to review options for enhancing revenue from magnetite stockpiles, a form of iron ore produced as a by-product of copper concentration.
      Historically, the Copper group built the majority of its portfolio through acquisitions (Kennecott) or joint ventures (Escondida, Grasberg) followed by expansions. The current pipeline of projects represents a transition with a greater proportion of opportunities created through exploration and acquisitions at an early stage of development. The Copper group’s long term development plans are not confined to its principal product. Rio Tinto has a number of nickel development opportunities which are currently being evaluated. At the small, high grade Eagle nickel deposit (Rio Tinto: 100 per cent) in Michigan in the US, feasibility studies were completed during 2007 and the decision to construct the underground mine was made in November 2007. In Indonesia, positive progress was made with the government on a Contract of Work for the Sulawesi Nickel project.
      A Copper Projects team was formed in 2007 to manage the planning, development and related technology aspects of the portfolio of major projects, namely La Granja, Oyu Tolgoi, Resolution Copper, Keystone at Kennecott Utah Copper and Sulawesi Nickel. The team will collaborate with the Technology and Innovation group to focus on block cave design (with project work at Palabora), rapid construction (at Diavik), copper leaching (at La Granja) and nickel/cobalt recoveries (trials in Australia). With the significant ramp up of activities at each project site, there has been an elevated focus on safety systems especially in the area of contractor management.
      Oyu Tolgoi, Resolution Copper and Kennecott Utah Copper’s Bingham Canyon are amenable to being mined using the underground block caving technique. Unlike an open pit mine, which involves extensive removal of the surface waste rock to access the orebody, the block cave method accesses the orebody from underneath through a series of deep shafts and tunnels. These shafts and tunnels generate minimal waste rock. The block caving technique is currently being used at both Palabora and Northparkes. La Granja will rely on innovative leaching technology which will be about three times higher than their average level through the 1990s and well above levels achieved in the early part of this decade. Copper stocks have been at critically low levels since a surge of consumption in 2004 depleted available inventories. Since then, supply has been constrained while underlying demand has strengthened with Chinese economic growth. Prices could remain near current levels as long as production growth continues to lag the underlying demand trend. Strong Chinese demand growth is expected in 2008 while on the supply side issues include the likelihood of ongoing disruptions and possible constraints on the availability of sulphuric acid affecting solvent extraction and electro-winning (SxEw) operations. The importance of investment funds in exchange traded commodity markets means that large price movements could take place on the back of commodity specific speculative shifts or broader shifts in investor sentiment, well in advance of any fundamental change in physical markets. Looking to the long run, strong demand growth prospects are based on the expected resource intensive development of economies such as China and associated investment in power distribution networks and other infrastructure. On balance, there has been a structural shift in copper costs supporting the expectation of significantly higher long run prices than would be implied by historical trends.
      Rio Tinto announced in November 2007 that it would explore options for the sale of a shortlist of assets, including three businesses from the Copper product group – Greens Creek (zinc, lead, silver) (Rio Tinto: 70 per cent), Cortez/Pipeline (gold)(Rio Tinto: 40 per cent) and Northparkes (copper, gold)(Rio Tinto: 80 per cent). These are all good businesses and any sales will be value driven and dependent on price. On 12 February 2008 the Group reached agreement for the sale of the Greens Creek interest for US$750 million. On 5 March 2008 the Group completed the sale of its interest in the Cortez gold mine for US$1,695 million, a deferred bonus payment and a contingent royalty.
      At 31 December 2007, the Copper group, which also produces gold and molybdenum as significant co-products, accounted for six per cent of the Group’s operating assets and in 2007 contributed approximately 25 per cent of Rio Tinto’s gross sales revenue, of which 72 per cent was from copper, 12 per cent from molybdenum and the remainder mostly from gold. It accounted for 47 per cent of underlying earnings in 2007.
     Bret Clayton, chief executive, Copper, is based in London.

SAFETY

All injury frequency rate	per 200,000 hours

2003	1.72
2004	1.25
2005	1.64
2006	1.47
2007	1.28

In 2007 there was one fatality at Resolution Copper and four fatalities at non managed operations (three at Grasberg and one at Escondida). For Copper group managed operations, the all injury frequency rate (AIFR) was 1.27 compared to

Rio Tinto 2007 Form 20-F	67

Back to Contents

1.47 for 2006. There were notable improvements in AIFR at Kennecott Minerals (3.68 to 1.84) and Palabora (1.08 to 0.60) .
      On 10 March 2008 a helicopter under charter to the La Granja copper project in Peru went missing while two pilots were ferrying eight passengers from the La Granja camp to Chiclayo. Wreckage was observed from the air and it was subsequently found that all ten occupants of the helicopter had perished. Rio Tinto is providing support and counselling to the families and colleagues of those involved.

GREENHOUSE GAS EMISSIONS

Kennecott Utah Copper (KUC) currently has 49 projects that will reduce greenhouse gas (GHG) emissions, including reduction of diesel consumption by haul trucks and increasing throughput at the pebble crusher. The challenge in 2008 will be to achieve GHG reductions per unit of copper produced.
     Palabora is expecting a reduction of 13.3 per cent which is below the targeted reduction of 19.8 per cent. The reason is the switch, made for economic reasons, from processing purchased concentrates to processing Palabora owned low grade surface stockpiles. This results in higher energy use and a reduction in production.
     Given the energy limitations in South Africa, Palabora continues to implement energy efficiency measures while maintaining operational flexibility. Northparkes in Australia has set reduction targets although GHG emissions per unit of copper will increase due to the early cessation of the E26 underground phase and processing of harder ore.

FINANCIAL PERFORMANCE

2007 compared with 2006
The Copper group’s contribution to 2007 underlying earnings was US$3,479 million, similar to 2006 record earnings. Higher prices and volumes offset higher costs and the absence of 2006 tax benefits. The average price of copper was 324 US cents per pound during 2007, six per cent higher than in 2006. The average gold price of US$691 per ounce increased by 15 per cent. The average price of molybdenum was US$29.92 per pound compared with US$24.60 per pound in 2006. Higher volumes were achieved across all operations except Northparkes, with the largest increases at Escondida due to a full year’s sulphide leach production, and at KUC due to the absence of the 2006 smelter shutdown. Higher operational costs were due to increased truck numbers resulting from longer haul profiles at KUC, increased diesel power costs due to natural gas restrictions at Escondida and the premature shutdown of Lift 2 at Northparkes. Evaluation projects also impacted cash costs due to higher spending at Resolution, La Granja, the Keystone project at KUC and the share of spending on the Oyu Tolgoi project.
      KUC’s contribution to underlying earnings of US$1,649 million was US$161 million lower than 2006, primarily through the absence of the US$289 million tax credit recognised in the prior year, a higher tax rate due to the shift from the Alternative Minimum Tax accounting basis in the US group and increased depreciation following the impairment reversal during 2006. As well as increased prices, offsetting these decreases in earnings were higher refined copper and gold volumes as smelter performance improved following the extended shutdown in late 2006 as well as a reduction in the environmental liability following a re-assessment of the acid plume clean-up rate.
      Rio Tinto’s share of underlying earnings from Escondida was US$1,525 million, an increase of US$275 million from the prior year. This was achieved through higher prices and increased copper volumes as a result of the continued ramp up of the sulphide leach plant and a higher ore grade which more than compensated for higher energy and material costs.
     The Grasberg joint venture contributed US$159 million to underlying earnings, US$37 million above 2006. This was due to significant increases in gold volumes due to improved grade offset by a fall in copper volumes as grade and mill throughput both fell.
     Palabora’s 2007 earnings of US$58 million were US$6 million above the prior year, as increasing volumes achieved through improved underground production and ore grade and also higher copper rod premiums all benefited earnings.
      Northparkes contributed US$137 million to underlying earnings, a fall of US$92 million from 2006. Performance was dominated by the premature shutdown of the Lift 2 underground area during the first half of the year, resulting in the processing of low grade open pit stockpiles and increased costs.
      Kennecott Minerals earnings of US$106 million were US$1 million above the prior year, with higher prices and increased gold volumes from Cortez offset by the absence of the US$14 million tax credit from the prior year and the resulting higher effective tax rate in 2007.
      The impact on earnings of expenditure on evaluation projects was US$155 million in 2007, an increase of US$125 million from the prior year as activities increased on a number of projects. Activities included pre-feasibility studies at Resolution Copper and La Granja and early construction work at Oyu Tolgoi in anticipation of the signing of an Investment Agreement with the Mongolian government.

Rio Tinto 2007 Form 20-F	68

Back to Contents

2006 compared with 2005
The Copper group’s contribution to underlying earnings was US$3,538 million, US$1,551 million higher than in 2005. The average price of copper was 306 US cents per pound during 2006, 84 per cent higher than in 2005. The average gold price of US$602 per ounce increased by 36 per cent. The average price of molybdenum was US$24.60 per pound compared with US$30.70 per pound in 2005.
     KUC’s earnings of US$1,810 million were US$767 million higher than in 2005, with the operation benefiting from higher prices and volumes and a tax credit of US$289 million following recognition of deferred tax assets. Record molybdenum production was achieved during the year, offsetting the impact of lower refined copper production due to a scheduled smelter shutdown in the second half of 2006. An increase in the group’s long term copper price assumption triggered an assessment of the amount of recoverable copper at KUC. As a result, impairments recorded in 2001 and 2002 were reversed in 2006.
     Rio Tinto’s share of earnings from Escondida increased by US$648 million to US$1,250 million. Higher prices and the commencement of sulphide leaching counterbalanced higher mining costs and input prices.
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
     Northparkes’ earnings of US$229 million represents a US$172 million increase from 2005. In addition to higher prices, better grades, increased throughput and improved recoveries all contributed to a 54 per cent increase in production of copper contained in concentrates.
     Kennecott Minerals’ 2006 earnings of US$105 million were US$32 million above 2005. The effect of higher gold and zinc prices and the recognition of a US$14 million deferred tax asset were offset by higher costs and lower sales volumes from Cortez, due to lower grades.

OPERATIONS

Kennecott Utah Copper (Rio Tinto: 100 per cent)
Kennecott Utah Copper (KUC) operates the Bingham Canyon mine, Copperton concentrator and Garfield smelter and refinery complex, near Salt Lake City, US. KUC is a polymetallic mine, producing copper, gold, molybdenum and silver. As the second largest copper producer in the US, KUC supplies more than 13 per cent of the nation’s annual refined copper requirements and it employs approximately 1,800 people.
      KUC joined the Climate Registry, a voluntary reporting system for greenhouse gas emissions. KUC will continue to report publicly on greenhouse gas emissions associated with the operations.

2007 operating performance
KUC has been operating for over 100 years, was Rio Tinto’s most profitable mine in 2007 and has extensive optionality for future development. KUC is well positioned on the industry cost curve, benefiting from significant co-product revenues from gold and molybdenum. It continues to demonstrate operating flexibility by delivering high volumes of molybdenum during a continuing period of exceptionally high prices. Building on the foundation of Rio Tinto’s Improving performance together (IPT) methodology, KUC continued to improve its knowledge of molybdenum mineralisation in the orebody to optimise production. The bulk flotation upgrade at the concentrator started in 2007 with an expected capital cost of US$88 million. The project, scheduled for completion in June 2008, is expected to increase recovery by around two per cent and increase concentrate grade by four per cent.
      KUC continues to be one of the most favourable brownfield environments of all Rio Tinto’s mines and retains significant options for further mine life extensions. Over the past two years brownfield exploration has uncovered a world class molybdenum deposit sitting underneath the Bingham open pit, additional porphyry mineralistion below the southern pit wall at depth and multiple targets with further potential both in the immediate three to four kilometre wide orbit of the Bingham pit and within 20 kilometres in the Oquirrh Range.
      The Keystone project continues to evaluate pit expansion options while concurrently establishing underground access, through the dewatering and rehabilitation of an existing mine shaft to provide access for an underground drilling programme. Additional option analysis to accelerate the underground schedule through shaft and level access design will be conducted in 2008. Current open pit options indicate that there is good opportunity to expand mining in the southern area of the pit. Current ore reserves will support open pit operations until 2019 and this could be extended to 2036 through a combination of underground and open pit options.
      KUC is progressing with a feasibility study to advance the molybdenum autoclave process (MAP), which will convert molybdenum concentrates into final saleable products. KUC currently produces a high grade molybdenum concentrate that is shipped to a third party roaster for conversion to metallurgical grade molybdenum products. The proposal is to produce enhanced chemical grade products on a brownfield site west of the smelter. The main economic drivers for the project are attracting a chemical grade premium with contract floor pricing and higher molybdenum recoveries. A decision whether or not to proceed with construction will be made in the first quarter of 2008, with operations commencing in the first quarter of 2010. The estimated capital cost to construct the facility is US$169

Rio Tinto 2007 Form 20-F	69

Back to Contents

million with an additional US$106 million to expand the plant in 2014 to match a predicted increase in mined molybdenum production.

Principal operating statistics at KUC 2005-2007

	2007	2006	2005

Rock mined (’000 tonnes)	142,297	145,343	140,906
Ore milled (’000 tonnes)	47,525	47,857	46,664
Head grades:
Copper (%)	0.53	0.63	0.53
Gold (g/t)	0.38	0.49	0.37
Silver (g/t)	3.00	3.50	3.23
Molybdenum (%)	0.050	0.057	0.058
Copper concentrates produced (’000 tonnes)	889	1,019	881
Production of metals in copper concentrates
Copper (’000 tonnes)	212.2	265.6	220.6
Gold (’000 ounces)	397	523	401
Silver (’000 ounces)	3,487	4,214	3,958
Molybdenum concentrates produced (’000 tonnes)	26.6	30.2	29.5
Contained molybdenum (’000 tonnes)	14.9	16.8	15.6
Concentrate smelted on site (’000 tonnes)	1,103	918	1,042
Production of refined metals
Copper (’000 tonnes)	265.6	217.9	232.0
Gold (’000 ounces)	523	462	369
Silver (’000 ounces)	4,365	4,152	3,538

Grasberg joint venture (Rio Tinto: 40 per cent)
Grasberg, located in the province of Papua in Indonesia, is one of the world’s largest copper and gold mines in terms of reserves and production. It is owned and operated by Freeport Indonesia (PTFI), the principal and 91 per cent owned subsidiary of the US based Freeport-McMoRan Copper & Gold Inc. (FCX). The Government of Indonesia owns the remaining nine per cent of PTFI. The joint venture gives Rio Tinto a 40 per cent share of production above specific levels until 2021 and 40 per cent of all production after 2021, as well as representation on operating and technical committees.
     The joint venture operates under an agreement with the Government of Indonesia, which allows the joint venture to conduct exploration, mining and production activities in a 10,000 hectare area (Block A). Exploration activities are conducted in an approximate 200,000 hectare area (Block B). All of the proved and probable mineral reserves and current mining operations are located in Block A. Rio Tinto and PTFI also have joint ventures in other entities which have exploration rights in areas covering 690,000 hectares in addition to Blocks A and B. Rio Tinto has the right to 40 per cent of the exploration potential in all areas outside of Block A.
     In meeting the mine’s social obligations to local communities, at least one per cent of Grasberg’s net sales revenues are committed to support village based programmes. In addition, two trust funds were established in 2001 in recognition of the traditional land rights of the local Amungme and Komoro tribes. In 2007, PTFI contributed US$48 million (net of Rio Tinto portion) and Rio Tinto US$4.5 million in total to the funds.
      As a result of training and educational programmes, Papuans represented more than a quarter of PTFI’s approximately 10,776 strong workforce by the end of 2007.

2007 operating performance
In mid 2007, the Deep Ore Zone expansion to 50,000 tonnes per day was completed, and a further expansion to 80,000 tonnes per day is under way. Ninety per cent of the tunnelling on the Common Infrastructure Project was completed, which will provide access to large undeveloped orebodies through a tunnel system 400 metres below existing workings. Feasibility studies for Grasberg block cave operations are well advanced and mine development activities will commence in the first half of 2008. The Big Gossan development will reach full production rates by the end of 2010. The high pressure grinding rolls project which involves new energy saving technology for treating ore in the mill was completed during 2007.
      Rio Tinto’s share of metal is 40 per cent of the production in excess of a level specified in the joint venture agreement (the Product Schedule). This means that Rio Tinto’s share is leveraged to relatively small variations in total production. Rio Tinto’s 2007 share of production showed considerable variation from 2006 – volumes of payable copper decreased to 60 million pounds in 2007 from 99 million pounds in 2006, offset by an increase in the volume of payable gold from 94,000 ounces in 2006 to 411,000 ounces in 2007. The sequencing in mining areas with varying ore grades causes fluctuations in the timing of ore production, resulting in varying annual production of copper and gold. This continuing variation in production will continue year on year. It is expected that in the first half of 2008 mining will be in a relatively low grade section of the Grasberg open pit.
      The current mine plan reflects a transition from the Grasberg open pit to the Grasberg underground block cave orebody in mid 2015. PTFI, as manager, continually analyses its longer range mine plans to assess the optimal design of

Rio Tinto 2007 Form 20-F	70

Back to Contents

the Grasberg open pit and the timing of development of the Grasberg underground block cave orebody. The review in 2006 resulted in changes to the expected final Grasberg open pit design which will result in a section of high grade ore previously expected to be mined in the open pit to be mined in Grasberg’s underground block cave operations.

Principal operating statistics for PTFI 2005-2007

	2007	2006	2005

Ore milled (’000 tonnes)	77,593	83,716	78,907
Head grades:
Copper (%)	0.82	0.85	1.13
Gold (g/t)	1.24	0.85	1.65
Silver (g/t)	3.53	3.84	4.88
Production of metals in concentrates
Copper (’000 tonnes)	569.4	610.8	793.9
Gold (’000 ounces)	2,689	1,880	3,546
Silver (’000 ounces)	5,238	5,609	7,531

Escondida (Rio Tinto: 30 per cent)
The low cost Escondida copper mine in Chile’s Atacama Desert, is the largest copper mine in the world in terms of annual production, and has a mine life expected to exceed 30 years. It accounts for approximately eight per cent of world primary copper production. BHP Billiton owns 57.5 per cent of Escondida and is the operator and product sales agent.
     The Escondida district hosts two of the largest porphyry copper deposit systems in the world – Escondida and Escondida Norte, located five kilometres from Escondida. A sulphide leach project was completed during 2006 and continued to ramp up during 2007. Escondida employs approximately 2,900 people. Options for future growth at Escondida continue to be evaluated jointly. These include increasing throughput by adding new facilities such as a concentrator to the two existing ones, optimising mining rates through coordinating mine plans with adjacent pits and identifying new ore sources through exploration. A brownfields exploration programme has been in place since 2005, with encouraging results.
     The energy situation in northern Chile is tight and vulnerable to rationing. Diesel power has replaced natural gas and the future energy matrix is likely to shift towards coal and liquefied natural gas (LNG). Escondida is supporting the development of a LNG plant which should provide additional power and reliability to the system. In the longer term, Escondida will secure power through the construction of a coal fired power station which will be operational by 2011.

2007 operating performance
Escondida’s copper concentrate production was 11 per cent higher than 2006 due to higher grades and throughput. Refined copper production was 77 per cent higher than 2006 due to a full year of sulphide leach production which commenced in June 2006.

Principal operating statistics at Escondida 2005-2007

	2007	2006	2005

Rock mined (’000 tonnes)	345,377	338,583	359,569
Ore milled (’000 tonnes)	90,697	84,158	86,054
Head grade:
Copper (%)	1.64	1.59	1.53
Production of metals in concentrates
Copper (’000 tonnes)	1,247	1,122	1,127
Gold (’000 ounces)	187	170	183
Silver (’000 ounces)	7,870	6,646	6,565
Copper cathode (’000 tonnes)	238.4	134.4	143.9

Palabora (Rio Tinto: 57.7 per cent)
Palabora Mining Company (Palabora) is a publicly listed company on the Johannesburg Stock Exchange and operates a mine and smelter complex in South Africa. Palabora developed a US$465 million block cave underground mine with a planned production rate of at least 32,000 tonnes of ore per day. Approximately 678,900 tonnes of copper are expected to be produced over the remaining life of the mine.
      Palabora supplies most of South Africa’s copper needs and exports the balance. It employs approximately 2,050 people. For the first time, three year wage agreements were entered into with organised labour until the end of February 2011.
     Palabora is progressing arrangements to meet the requirements of legislation governing broad based economic empowerment in the South African mining industry.

Rio Tinto 2007 Form 20-F	71

Back to Contents

2007 operating performance
Underground production increased as a result of improved block caving conditions, procedures and equipment availability. Ore milled increased mainly due to higher underground production and the processing of Palabora marginal and oxide ore surface stock piles. Concentrate tonnage was 15 per cent greater than 2006 due to reclaimed low grade concentrate during the first quarter of 2007 and higher milled tonnage. Smelter production also increased on the prior year due to the absence of the 2006 smelter shutdown. Magnetite production in 2007 was up 16 per cent year on year, in line with Palabora’s plans to meet offtake agreements.

Principal operating statistics at Palabora 2005-2007

	2007	2006	2005

Ore milled (’000 tonnes)	12,915	10,730	9,536
Head grade:
Copper (%)	0.70	0.71	0.72
Copper concentrates produced (’000 tonnes)	239.2	208.9	197.1
Contained copper (’000 tonnes)	71.4	61.5	61.2
New concentrates smelted on site (’000 tonnes)	295.8	288.5	304.4
Refined copper produced (’000 tonnes)	91.7	81.2	80.3
Magnetite concentrate ('000 tonnes)	1,306	1,127	888

Northparkes (Rio Tinto: 80 per cent)
Rio Tinto’s interest in the Northparkes copper-gold mine in central New South Wales, Australia, resulted from the acquisition of North Ltd. Northparkes is a joint venture with the Sumitomo Group (20 per cent).
      Following an initial open pit operation at Northparkes, underground block cave mining has been undertaken since 1997. In November 2006, the joint venture partners approved the development of the E48 block cave project, which is expected to cost US$160 million (Rio Tinto share: US$127 million) and extend the mine’s life until 2016. Northparkes employs approximately 220 people.

2007 operating performance
Production was constrained by early closure of the E26 Lift 2 due to the ingress of clay at the underground drawpoints. Ore was and will continue to be sourced from stockpiles, the E22 open pit and the Lift 2 North block cave until production commences from the E48 block cave in 2009.

Principal operating statistics at Northparkes 2005-2007

	2007	2006	2005

Ore milled (’000 tonnes)	5,297	5,789	5,453
Head grade:
Copper (%)	0.91	1.53	1.12
Gold (g/t)	0.62	0.64	0.46
Production of contained metals
Copper (’000 tonnes)	43.1	83.3	54.0
Gold (’000 ounces)	78.8	94.7	57.0

Kennecott Minerals (Rio Tinto: 100 per cent)
Kennecott Minerals in the US managed the Greens Creek mine (Rio Tinto: 70 per cent) on Admiralty Island in Alaska which produces silver, zinc, lead and gold and the Rawhide mine (Rio Tinto: 51 per cent) in Nevada which produces gold and silver by leaching since mining operations ceased in 2002. Reclamation work is well advanced. Kennecott Minerals also owned the group’s interest in the Cortez joint venture (Rio Tinto: 40 per cent), also in Nevada.
      Kennecott Minerals has a successful record in mine closure, having demonstrated responsible post mining use of land at Flambeau, Wisconsin, where the mine became a nature park, and at Ridgeway in South Carolina, now a wetland for ecological studies.
     Rio Tinto announced in November 2007 that it would explore options for the sale of a shortlist of assets including the Greens Creek mine and the Cortez joint venture. On 12 February 2008 the Group reached agreement for the sale of Greens Creek to its minority partner for US$750 million. On 5 March 2008 the Group completed the sale of its interest in the Cortez joint venture to its partner for a cash consideration of US$1,695 million, a deferred bonus payment in the event of additional reserves and a contingent royalty interest.
      Kennecott Minerals employed approximately 250 people, excluding employees of non managed operations.

2007 operating performance
Net earnings of US$106 million matched 2006 earnings, with prices for gold, silver, zinc and lead remaining strong. At Greens Creek, production increased over 2006 due to the completion of the major rehabilitation programme at the mine. Cortez gold production remains constrained as mining moves into the final lower grade stages of the Pipeline orebody. 2007 production was, however, 21 per cent higher than 2006 due to increased leach ore tonnes.

Rio Tinto 2007 Form 20-F	72

Back to Contents

COPPER GROUP PROJECTS

Resolution (Rio Tinto: 55 per cent)
The Resolution Copper project is located in the historic Pioneer Mining District three miles east of Superior, Arizona. Exploration from 2001 to 2003 indicated a large, world class copper resource more than 2,000 metres (7,000 feet) below surface. The project team is currently working through a pre-feasibility study, including dewatering the former Magma mine and sinking an exploratory shaft to 2,000 metres below the surface, as well as preparing numerous studies to evaluate the technical, legal and environmental issues and to prepare the mining plan.
      The key issue facing the project is progress on the passage of a land exchange bill through the US Congress to exchange 1,300 hectares of federal land above the Resolution deposit for over 2,000 hectares of land with high conservation value spread throughout Arizona. In July 2007, land exchange bills were reintroduced into the US Senate and House, followed by a House hearing in November. The next steps include mark up of the bill in the House and a hearing in the Senate which is likely to take place in the first half of 2008.

Oyu Tolgoi (Rio Tinto: 9.9 per cent interest in Ivanhoe Mines)
In October 2006 Rio Tinto purchased a stake of just under ten per cent in Ivanhoe Mines of Canada in order to jointly develop the Oyu Tolgoi copper-gold resource in Mongolia’s south Gobi region. Rio Tinto has the ability progressively to increase its stake to 43 per cent over the next four years at pre-determined prices. This phased, risk managed entry into an outstanding resource secures a valuable share of a potential average production rate of 440,000 tonnes of copper per year with significant gold by-products.
     There is extensive exploration potential in Mongolia, including ground controlled by Entrée Gold around Oyu Tolgoi. Rio Tinto is the largest single shareholder in Entrée Gold and, with Ivanhoe, owns a total equity interest of 30.6 per cent. Ivanhoe has an option for up to an 80 per cent interest in the Entrée ground over the north and south extensions of the Oyu Tolgoi trend. Exploration on the Entrée Gold joint venture by Ivanhoe has recently delineated a continuous molybdenum-rich copper and gold mineralisation up to 400 metres wide along a 1,100 metre strike length. Overall, the Oyu Tolgoi mineralised trend now has a strike length of over 20 kilometres.
     Rio Tinto is actively engaged and working with the Mongolian Government to progress settlement of a long term investment agreement.

Entrée Gold (Rio Tinto: 16 per cent)
In June 2005 Rio Tinto acquired a 9.9 per cent stake via private placement in Entrée Gold Inc, a Canadian junior mining company. Entrée Gold's main asset includes three claims that surround the Ivanhoe Mines Oyu Tolgoi project in Mongolia. Rio Tinto's entry into Entrée Gold was due primarily to the prospectivity of the land package, including high grade copper and gold intercepts in their tenement already under agreement to Ivanhoe adjacent to the Oyu Tolgoi lease. Recent drilling by Ivanhoe identified significant high grade intercepts of porphyry mineralisation on the Heruga concession adjacent to the Oyu Tolgoi project. As part of the initial entry into Entrée Gold, Rio Tinto secured a further 6.3 million A and B class warrants which were due to expire by the end of June 2007. On the 28th June, Rio Tinto exercised these warrants at a cost of US$16.9 million which took Rio Tinto's direct equity in Entrée Gold to approximately 16 per cent. The combined Rio Tinto and Ivanhoe equity position is now over 30 per cent.

La Granja (Rio Tinto: 100 per cent)
La Granja in the Cajamarca region of northern Peru is a copper project in the pre-feasibility phase. Rio Tinto acquired the project in December 2005 for US$22 million plus a minimum investment of US$60 million, through a public bidding process carried out by the Peruvian Government.
      As of December 2007, 41 kilometres of drilling had been completed which led to discovery of four additional porphyries in the vicinity, as well as further exploration potential. Drilling results suggest that the main areas have a targeted mineralisation at a copper equivalent average grade of about 0.5 per cent. Initial investigations indicate two to four times more mineralised material than was reported by previous owners, making La Granja the largest undeveloped copper project in Latin America. It has the potential to be a very large, long life operation. First production could occur in 2014.
     Instead of looking at La Granja as a conventional milling operation producing concentrates for export, the pre-feasibility study is aimed at demonstrating the possibility of recovering copper metal using leaching of copper from whole ore, with solvent extraction and electrowinning.
     There are many stakeholders with an interest in the project due to the potential positive impact on the local and national economy. At the same time, local communities have high expectations of Rio Tinto’s presence in the area, where basic skills of literacy and numeracy and basic infrastructure and services are lacking. Rio Tinto is working in a participatory manner with local communities to help them develop and improve their quality of life with the engagement of local, regional and national authorities.

Pebble (Rio Tinto: 19.8 per cent interest in Northern Dynasty Minerals)
Rio Tinto acquired a 9.9 per cent interest in Northern Dynasty Minerals during the year and increased its interest to 19.8 per cent during February 2007. Northern Dynasty Minerals is advancing the Pebble copper-gold-molybdenum deposit in south western Alaska, which includes an orebody amenable to block caving. In July 2007, Anglo American agreed to

Rio Tinto 2007 Form 20-F	73

Back to Contents

invest US$1.4 billion in stages to earn a 50 per cent stake in the project.
     The project comprises two orebodies, Pebble East and Pebble West. Drilling has shown Pebble East to be deep and higher grade, suggesting an attractive underground mining option with a smaller environmental footprint than the Pebble West deposit which would entail open pit mining. Rio Tinto will not support development unless it is conducted in a way that protects fish, wildlife and the environment.

Sulawesi Nickel (Rio Tinto: 100 per cent)
The Sulawesi Nickel project is situated on the island of Sulawesi in Indonesia and is the result of the discovery by Rio Tinto Exploration in 2000 of a world class laterite deposit. Because of the nature of the deposit, mining is planned to be a shallow open cut process with continuous rehabilitation. Initial production is planned at a rate of about 46,000 tonnes of nickel per annum, with potential to increase to about 100,000 tonnes. The project will involve the construction of an access highway and a new seaport on the east coast of Sulawesi.
     Upon completion of the negotiation of a Contract of Work (CoW) with the Government and ratification of the agreement by the Indonesian Parliament, it is intended to start a pre-feasibility study into development.

Eagle (Rio Tinto: 100 per cent)
Late in 2007 Rio Tinto approved the development of the eagle nickel high grade underground mine in Michigan, US, which is scheduled to begin operation in 2009. There are six further adjacent prospects which may give the potential to extend the current mine life beyond 30 years at the current planned production rates. Deeper drilling under and adjacent to the Eagle deposit reinforced the potential for further economic nickel mineralisation outside the current mine plan. There are similarities to other world class magmatic nickel-sulphide deposits. Rio Tinto has an extensive land position in the Eagle district which is extremely prospective, including a 30 kilometre identified trend containing multiple target intrusions.

Rio Tinto 2007 Form 20-F	74

Back to Contents

Diamonds and Industrial Minerals group

Mined	Rio Tinto share
Diamonds	‘000 carats

2003	33,272
2004	25,202
2005	35,635
2006	35,162
2007	26,023

Underlying earnings contribution*	US$m

2004	431
2005	438
2006	406
2007	488

Changes in underlying earnings 2005 – 2007	US$m

2005 Underlying earnings	438
Effect of changes in:
Prices and exchange rates	46
General inflation	(26)
Volumes	(97)
Costs	(22)
Tax and other	67

2006 Underlying earnings	406
Effect of changes in:
Prices and exchange rates	(20)
General inflation	(39)
Volumes	58
Costs	53
Tax and other	30

2007 Underlying earnings	488

*	A reconciliation of the net earnings with underlying earnings for 2007, 2006 and 2005 as determined under IFRS is set out on page 53.

STRATEGIC OVERVIEW

From 1 June 2007 the number of product groups in which Rio Tinto is organised was reduced by combining the Industrial Minerals group with the Diamonds group to form Diamonds and Industrial Minerals. The structuring better reflects the size of the Diamonds and Industrial Minerals businesses in the context of the broader Rio Tinto. Diamonds and Industrial Minerals report to the product group heads of Copper and Energy respectively.
     Diamonds comprises Rio Tinto’s 60 per cent interest in the Diavik Diamonds mine located in the Northwest Territories of Canada, the wholly owned Argyle mine in Western Australia, Rio Tinto’s 78 per cent interest in the Murowa mine in Zimbabwe and diamond sales and representative offices in Antwerp, Belgium and Mumbai, India.
      Within the global diamond industry, Rio Tinto Diamonds is well positioned as a leading supplier to the market with a clear focus on the upstream portion of the value chain. The group’s differentiated approach to marketing has enabled it to capture higher prices.
      The group’s strategy is to compete in the diamond business and strive to build further value through operational excellence and continued development of new and existing resources. The focus is on the mining, recovery and sale of rough natural diamonds. In keeping with Rio Tinto’s values, the group is a leading proponent of a number of programmes and partnerships that help improve social and environmental standards of partners, suppliers and customers.
     Rio Tinto sells diamonds from all three operations through its marketing arm according to a strict chain of custody process ensuring all products are segregated according to mine source.
      The Industrial Minerals part of the group is made up of Rio Tinto Minerals (RTM), a global leader in borates, talc and salt supply and science, and Rio Tinto Iron & Titanium (RTIT), a major producer of titanium dioxide feedstock. Industrial minerals markets include automotive, construction, telecommunications, agriculture and consumer products industries. Market differentiation depends on technical and marketing expertise and the group maintains R&D facilities in Europe, Canada and the US to develop new products and support customers.
     The Industrial Minerals strategy is to create value by directing resources toward high value growth sectors in mature and emerging markets. To support this, the group focuses on meeting customers’ needs for consistent quality, on time delivery and responsiveness; setting and meeting aggressive business improvement targets; expanding high grade titanium dioxide feedstock capacity; and establishing stock points to supply demand growth in emerging economies.

Rio Tinto 2007 Form 20-F	75

Back to Contents

The Industrial Minerals operating strategy is market driven and focuses on optimising volumes and product mix.
      Business improvement targets set in 2004 have largely been met resulting in the lowering of the sustainable cost base of Industrial Minerals. As part of a business optimisation exercise two talc operations were sold and two more were decommissioned in 2007. The Canadian RTIT metal powders plant has been integrated into the other RTIT operations to improve operating synergies. Operational excellence programmes continue to deliver improvements through systematically eliminating waste, reducing process variability, and engaging and empowering the workforce.
      Commercial and operating excellence is the foundation for growth, with acquisitions of sufficient scale serving to complement the existing portfolio. Greenfields projects are under way in potash and soda ash. RTIT is operating its assets at maximum capacity while maximising returns from co-products. Volume growth in the high grade titanium dioxide feedstock market will be underpinned by the commissioning and expansion of the Madagascar deposit.
      During 2007 negotiations at Richards Bay Minerals (RBM) were progressed to an advanced stage to divest 26 per cent of the business to historically disadvantaged groups as part of the legal requirement in South Africa to convert mineral rights. Rio Tinto marginally increased its share in its salt operations by buying out minority shareholders. At the end of 2007 a Group wide review of assets was conducted to determine the long term value of retaining these assets within Rio Tinto. Based on the outcome of this review the RTM borates and talc businesses are being considered for divestment.
     At 31 December 2007, Diamonds and Industrial Minerals accounted for seven per cent of the Group’s operating assets and contributed approximately 12 per cent of Rio Tinto’s gross turnover and seven per cent of underlying earnings in 2007. Approximately 8,000 people were employed in 2007.
      Andrew Mackenzie was appointed chief executive, Diamonds and Industrial Minerals on 1 June. In November he left the Group. Responsibility for the Industrial Minerals portfolio was assumed by Preston Chiaro, chief executive, Energy, while Bret Clayton, chief executive, Copper, is responsible for Diamonds.

SAFETY

All injury frequency rate	per 200,000 hours

2003	1.89
2004	1.67
2005	1.45
2006	0.91
2007	1.07

A regrettable double fatality occurred at RBM when two contractors lost their lives after entering a confined space. In 2007 the all injury frequency rate (AIFR) for the Industrial Minerals operations was 0.89 compared to 0.87 in 2006. The AIFR for Diamonds was 1.51 compared to 1.01 in 2006, including the Argyle underground project. A major focus continues to be delivery of a sustainable approach to safety improvement.

GREENHOUSE GAS EMISSIONS

Greenhouse gas (GHG) emissions per tonne of product are decreasing at both Diavik and Argyle diamond mines. Both sites are evaluating and implementing projects to further reduce emissions. At Argyle these projects are focused on inreasing the proportion of hydro-electric power, which already meets the majority of power requirements.
      The majority of RTM’s GHG emissions are from the Boron California facility where an energy management plan has been introduced. There are currently 24 energy management projects that are being progressed, and emissions per tonne of product are decreasing. During 2007 RTIT sites undertook audits to identify opportunities for GHG and energy reduction.

FINANCIAL PERFORMANCE

2007 compared with 2006
Diamonds contributed US$280 million to Rio Tinto’s underlying earnings in 2007, an increase of US$69 million over 2006. Sales revenue for 2007 was US$1,020 million, US$182 million higher than in 2006. Increased volumes from Diavik, a reduction in stocks at Argyle and tax credits in Australia and Canada contributed to earnings. An impairment charge of US$328 million after tax was taken at Argyle, reflecting industry cost pressures and the difficult ground conditions encountered in the underground project.
      The rough diamond market recovered during 2007 as excess pipeline inventory was consumed after weakness in the latter half of 2006. The polished diamond market was steady, but the weakness of the US economy is expected to curtail demand in the lower end of the market.
      Industrial Minerals’ net earnings were US$248 million, an improvement of two per cent on 2006. Net earnings from RTM decreased eight per cent to US$84 million while revenue grew five per cent. Earnings were negatively

Rio Tinto 2007 Form 20-F	76

Back to Contents

affected by a tax charge related to the borates business, and the impact of cyclones in Western Australia on salt volumes.
     RTIT recorded earnings of US$164 million, up from US$152 million in 2006. Revenue increased by 15 per cent due to an increase in sales to emerging markets and strong co-product prices. The effect of the strong Canadian dollar and rising input costs continued to put pressure on earnings from RTIT’s wholly-owned QIT-Fer et Titane (QIT) business.

2006 compared with 2005
Diamonds contributed US$211 million to underlying earnings in 2006, a decrease of US$75 million from 2005. Reduced 2006 earnings are mainly a result of the weakened second half market.
      Diamonds’ turnover for 2006 was US$838 million, US$238 million lower than in 2005 driven primarily by a downturn in the rough diamond market in the second half of 2006. This resulted in lower prices for most product types with Rio Tinto Diamonds stocking some lower quality product to be sold in 2007.
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
      The rough diamond market started strong in the first half of 2006 but deteriorated into the second half. Year end prices closed at similar levels to the start of 2006. A number of factors influenced this mid year correction, including a congested processing pipeline, tight manufacturing and trading liquidity and storms that caused flooding in India’s major cutting center, Surat, which forced the shutdown of many cutting and manufacturing centres for several weeks.
      Polished diamond prices remained constant through 2006 with reasonable demand experienced for most products, particularly for larger better quality white diamonds.
      During 2006 Rio Tinto’s shares in Ashton Mining of Canada were taken up by Stornoway Diamonds under its takeover bid for Ashton. In exchange for the shares in Ashton, Rio Tinto received cash totaling approximately C$29.6 million and 25.6 million Stornoway common shares.
      Industrial Minerals’ contribution to 2006 underlying earnings was US$243 million, a 30 per cent improvement on 2005.
     Rio Tinto Minerals earnings at US$91 million were 54 per cent improved on 2005. The absence in 2006 of the 2005 Rio Tinto Minerals restructure provision and modest revenue increases, combined with strong cost performance, despite upward pressure from cyclones in Western Australia and labour markets, contributed to this result.
      Rio Tinto Iron & Titanium earnings at US$152 million were 19 per cent higher than in 2005. Good price performance across all products, combined with favourable volume trends, strict cost control at RBM, and beneficial Canadian tax changes offset increased costs in the Canadian operations and the impact of the strong Canadian dollar.

RIO TINTO DIAMONDS OPERATIONS

Argyle (Rio Tinto: 100 per cent)
Rio Tinto owns and operates the Argyle diamond mine in Western Australia. Production from Argyle’s AK1 open pit mine is expected to continue through 2008, when the mine will transition to underground operations which are expected to extend the life of the mine to about 2018.

2007 operating performance
Due to lower grades, diamonds recovered decreased to 18.7 million carats in 2007 from 29.1 million carats in 2006 despite a two per cent increase in the volume of ore treated. Mine productivity was lower due to mining at lower elevations in the pit. Improvement programmes are in place to mitigate the cost pressures brought about by the resources boom in Western Australia.

Diavik Diamonds (Rio Tinto: 60 per cent)
Rio Tinto operates the Diavik Diamond Mine, located 300 kilometres north east of Yellowknife, Northwest Territories. It is an unincorporated joint venture between Rio Tinto and Harry Winston Diamond Corporation (formerly Aber Diamonds). Operations began in 2003 with mining of the A154 kimberlite pipes. In 2007 a second dike was completed to enable development of an open pit to mine on the A418 pipe. Open pit mining is expected to cease in 2012, at which time Diavik will become an all underground mine. Diavik’s total mine life remains within the 16 to 22 years projected in the original feasibility study of 1999.

2007 operating performance
Volumes of ore mined and processed were similar to 2006, however increased grades meant that Rio Tinto’s share of diamonds recovered increased to 7.2 million carats in 2007 from 5.9 million carats in 2006. The availability of the winter road was much improved from the previous year and supply of materials did not negatively affect operations.

Rio Tinto 2007 Form 20-F	77

Back to Contents

Murowa (Rio Tinto: 77.8 per cent)
Production at Murowa commenced in late 2004 after US$11 million was spent on constructing a 200,000 tonnes per year plant and supporting infrastructure. Chain of custody safeguards put in place at the commencement of production have performed without incident.

2007 operating performance
The effects of power disruptions and lower feed head grades meant that Rio Tinto’s share of diamonds recovered decreased to 0.11 million carats from 0.19 million carats in 2006. Operating conditions in the country remained challenging with hyperinflation and commodity shortages.

RIO TINTO MINERALS OPERATIONS

RTM comprises borates, talc and salt mines, refineries, and shipping and packing facilities on five continents. Global headquarters are located in Denver, Colorado.
Borates – More than one million tonnes of refined borates are produced at Boron Operations, the organisation’s principal borate mining and refining operation in California’s Mojave Desert. Borates are essential to plants and part of a healthy diet for people. They are also key ingredients in hundreds of products essential to an acceptable standard of living, chief among them: insulation fibreglass, textile fibreglass, and heat resistant glass (44 per cent of world demand); ceramic and enamel frits and glazes (13 per cent); detergents, soaps and personal care products (six per cent); agricultural micro-nutrients (seven per cent); and other uses including wood preservatives and flame retardants (30 per cent).
Talc – RTM operates talc mines – including the world’s largest, in southwest France – and processing facilities in Austria, Australia, Belgium, Canada, France, Italy, Japan, Mexico, Spain and the US. Talcs enhance performance in countless applications, including paper, paints, polymers, automotive mouldings, ceramics, personal care products and pharmaceuticals. This multiplicity demands an in depth understanding not only of talc’s properties and functions but also of its full range of applications and user industries.
Salt (Rio Tinto: 68.4 per cent) – RTM manages three salt operations located in Western Australia. It produces industrial salt by solar evaporation at its Dampier, Port Hedland and Lake MacLeod operations, where it also mines gypsum. Customers are located in Asia and the Middle East. The majority are chemical companies who use salt as feedstock for the production of chlorine and caustic soda (together known as chlor-alkali production). Products are also used as food salt and for general purposes including road de-icing.

2007 operating performance
Borates – Production volumes were up one per cent at 560,000 tonnes of boric oxide, and sales volumes declined slightly from 2006. North American markets continued to be affected by a sluggish housing industry in 2007 but were offset by strong growth in Asian markets and steady performance in European markets.
Talc – Talc output decreased by eight per cent to 1,281,000 tonnes as smaller operations were closed and marginal sales were discontinued. Sales volumes decreased slightly. Strong polymer and coating sales in Europe offset volume declines in North America driven by the housing and automotive sector slowdown.
Salt (Rio Tinto: 68.4 per cent) – The residual effects of the cyclones in Western Australia led to a three per cent decline in salt volumes to 5.2 million tonnes (Rio Tinto share). The recovery effort is expected to take until the fourth quarter of 2008, with full capacity likely in 2010. A 500,000 tonnes per annum capacity expansion at Lake MacLeod has been completed.

RIO TINTO IRON & TITANIUM OPERATIONS

Quebec Iron & Titanium
Richards Bay Minerals (Rio Tinto: 50 per cent)
Rio Tinto Iron & Titanium (RTIT) comprises the wholly owned Quebec Iron & Titanium (QIT) in Quebec, Canada and the 50 per cent interest in Richards Bay Minerals (RBM) in KwaZulu-Natal, South Africa. Both produce titanium dioxide feedstock used by customers to manufacture pigments for paints and surface coatings, plastics and paper, as well as iron and zircon co-products. RBM is progressing arrangements to meet the requirements of legislation governing broad based economic empowerment in the South African mining industry.
      QIT’s proprietary process technology enables it to supply both the sulphate and chloride pigment manufacturing methods. QIT has the capacity to produce 375,000 tonnes of upgraded slag (UGS) per annum and is currently improving its smelter facility to smelt ilmenite from the Madagascar project into high grade slag. Identified mineralisation will sustain more than 20 years operation at current production rates if converted to ore reserves.
      RBM’s ilmenite has a low alkali content which makes its feedstock suitable for the chloride pigment process. RBM has the capacity to produce one million tonnes of feedstock annually.
      RTIT is headquartered in the UK.

Rio Tinto 2007 Form 20-F	78

Back to Contents

2007 operating performance
Titanium dioxide pigment is the principal end use market for feedstocks manufactured by RTIT.
     Titanium dioxide feedstock output remained steady from 2006 to 2007 with both smelters operating at full capacity. Prices of chloride feedstock remained flat with the market going into oversupply. The production of UGS increased by five per cent to take advantage of the increasing demand for high grade feedstock. Sales of feedstock into the sulphate market increased to meet demand from Asia. Prices for iron co-products remained strong during the year.

DIAMONDS AND INDUSTRIAL MINERALS GROUP PROJECTS

Diavik underground (Rio Tinto: 60 per cent)
Following the completion of the feasibility study in 2007 approval was given to proceed with underground mining of the A154N, A154S and A418 kimberlites. Additional funding of US$563 million was approved, bringing the total investment in the underground mine to US$787 million. Under the current life of mine plan, diamond production from underground would begin in 2009 and continue beyond 2020.
     To support underground mining, Diavik must construct new surface works including a crusher and paste backfill plant, expand its water treatment and power generating plants, and construct ancillary facilities including fuel and cement storage, and additional accommodation facilities.
      About 20 kilometres of tunnels will be constructed to bring underground mining into production. The capital investment of US$563 million will be spent over the next two years, adding to the US$224 million invested in 2006-2007 for the underground feasibility studies and related capital projects.
      The study into the A21 kimberlite concluded that this should not be included in reserves at this point and further project development will be conducted in 2008.

Murowa (Rio Tinto: 77.8 per cent)
The feasibility study into expanding the capacity of Murowa mining and processing operations was completed during 2007. A decision to proceed will depend on resolving security of tenure.

Argyle underground (Rio Tinto: 100 per cent)
Rio Tinto approved the development of an underground block cave mine under the AK1 open pit in late 2005. It also approved an open pit cutback on the Northern Bowl to facilitate the transition from open pit to underground mining. The cost estimate for the project was revised to US$1.5 billion due to the overheated Western Australian mining and construction industry and challenging ground conditions. However, efforts continue to recover value, and some improvement on the revised cost estimate may be possible following more rapid underground development rates in the second half. First production from the underground operation is expected in 2009.

QIT Madagascar Minerals (Rio Tinto 80 per cent)
The project was approved in 2005 and comprises a mineral sand mine and separation plant, and port facilities in southern Madagascar as well as an upgrade of QIT’s ilmenite smelting facilities in Canada. The Government of Madagascar contributed US$35m to the establishment of the port as part of its Growth Poles project funded by the World Bank. The project has maintained its schedule, however cost inflation and foreign exchange effects have increased the cost estimate to US$1.0 billion. Nevertheless, increased product selling prices have meant that the project value has been maintained. First production is expected at the end of 2008.
      The mine will be a key initial customer of the deep sea multi-use public port at Ehoala, providing the base load to help establish the port. Over time, it is expected the port will make an important contribution to economic development of the region.
      RTIT will manage the port operations. At the end of the life of the mine, the port will fall under the responsibility and control of the Government of Madagascar.
     Extensive engagement and consultation with the Government of Madagascar and local people and leaders has taken place over many years. The World Bank is involved in a development role and non government organisations, including the Royal Botanic Gardens, Kew and Missouri Botanical Gardens, have been involved in planning environmental and conservation strategies.

Potasio Rio Colorado S.A. (Rio Tinto 100 per cent)
The Rio Colorado potash project in Argentina lies 1,000 kilometres south west of Buenos Aires. Potash is used principally as an agricultural fertiliser. Evaluation of the project began in late 2003, and has included a two year large scale trial of solution mining. This ran successfully from late 2004. During 2007 the feasibility study was completed. Development of the project depends on finalising permits and other agreements as well as approval by the board of Rio Tinto. Subject to this, first production could occur in 2011. Installed capacity will be 2.9 million tonnes per year. The scale and quality of the resource provide potential for expansion.

Rio Tinto 2007 Form 20-F	79

Back to Contents

Kazan trona (Rio Tinto 100 per cent)
The Kazan trona project is located 35 kilometres northwest of Ankara in Turkey. Rio Tinto is conducting pre-feasibility studies and, upon expected approval in 2008, will move into large scale solution mining trials. Trona is converted to soda ash, or sodium carbonate, by dissolving ore and recrystallizing the soda ash. Soda ash is one of oldest known and largest volume inorganic chemicals, used primarily in the glass, chemicals, soap and detergent, and pulp and paper industries. Kazan trona is expected to be a more environmentally sustainable commodity to meet rising global demand than chemical synthesis.

Rio Tinto 2007 Form 20-F	80

Back to Contents

Energy group

Mined	Rio Tinto share
Coal	million tonnes

2003	148.8
2004	157.4
2005	153.6
2006	162.3
2007	155.6

Uranium	‘000 pounds
2003	11,372
2004	13,170
2005	14,511
2006	12,561
2007	12,616

Underlying earnings contribution*	US$m

2004	431
2005	730
2006	706
2007	484

Changes in underlying earnings 2005 – 2007	US$m

2005 Underlying earnings	730
Effect of changes in:
Prices and exchange rates	199
General inflation	(50)
Volumes	(13)
Costs	(211)
Tax and other	51

2006 Underlying earnings	706
Effect of changes in:
Prices and exchange rates	102
General inflation	(51)
Volumes	6
Costs	(251)
Tax and other	(28)

2007 Underlying earnings	484

*	A reconciliation of the net earnings with underlying earnings for 2007, 2006 and 2005 as determined under IFRS is set out on page 53.

STRATEGIC OVERVIEW

The Energy group comprises thermal coal, coking coal and uranium operations. Coal interests located in Australia and the US supply internationally traded and US and Australian domestic markets. Rio Tinto Uranium supplies uranium oxide produced at its majority owned mines in Australia and Namibia to electric power utilities worldwide. Rio Tinto Uranium is currently the world’s second largest uranium supplier.
     The group strategy aims to harness and focus resources to deliver world class performance in operations, sustainable development and value creation. The strategy is focused on positioning the group as the world’s value leader in mineable energy.
      The group’s reserve position in thermal and coking coal is sufficient to underpin significant greenfield and brownfield expansions.
     In 2007 the Energy group undertook a review of its asset portfolio which highlighted opportunities in the current market to divest assets. Options to divest Rio Tinto Energy America (RTEA) and the Kintyre, Australia, and Sweetwater, US, uranium projects are currently being explored.
      A key part of the group’s strategy is to ensure that the group is a leading advocate of, and investor in, the sustainable future uses of coal and uranium. In 2007 the group continued to dedicate resources and investment funds to the development of clean coal technology through the FutureGen project in the US, COAL21 in Australia and in numerous low emission coal research organisations in the US and Australia.
      In 2007 Hydrogen Energy was launched, a 50:50 joint venture with BP which will develop low carbon energy projects around the world. Hydrogen Energy will position Rio Tinto Energy to profit from the advent of a global low carbon energy future and initiate the development of a broader risk management strategy for climate change regulation while providing a meaningful offer on climate change and product stewardship.

Rio Tinto 2007 Form 20-F	81

Back to Contents

     The group’s strategic intent is to build through Hydrogen Energy a low carbon energy business primarily reliant on coal that will ultimately leverage Rio Tinto’s capabilities in identifying, acquiring and operating large long life coal assets. Gasification opens new and larger markets for coal and the aim is to maximise returns across the emerging coal gasification value chain. Early positioning will convey an important element of competitive advantage. A key to unlocking value will be to proactively shape government policy to support and enable initial projects.
      Hydrogen Energy will initially focus on the production of hydrogen for power generation using fossil fuels feedstocks and carbon capture and storage technology to produce new large scale supplies of clean electricity. Hydrogen Energy has announced initiation of studies for possible projects in California, Western Australia, and Abu Dhabi.
     The Rössing Uranium life of mine extension project in Namibia continues. With the substantial recovery of uranium prices in recent years, Rössing is well positioned to expand and further extend the life of its operations. This will enable the company to continue to be a leading contributor to the Namibian economy, as it has been for the past 30 years.
     At Energy Resources of Australia’s (ERA) Ranger mine, a number of opportunities for further low cost brownfield expansion are under consideration. ERA also owns the Jabiluka deposit, the second largest undeveloped uranium deposit in the world. In addition to the significant and sustainable operating assets at Rössing and ERA, Rio Tinto has increased its uranium exploration activity around the world. With a global nuclear power renaissance now under way, driven in large part by the need for large baseload electricity generation that does not emit greenhouse gases, Rio Tinto intends to maintain and enhance its position as one of the world’s leading uranium suppliers to power this growth.
     At 31 December 2007, the Energy group accounted for 4.9 per cent of Group operating assets and, in 2007, contributed 13.8 per cent of Rio Tinto’s gross sales revenue and 6.5 per cent of underlying earnings.
      Preston Chiaro, chief executive, Energy and Industrial Minerals, is based in London.

SAFETY

All injury frequency rate	per 200,000 hours

2003	2.35
2004	2.02
2005	1.31
2006	0.89
2007	0.89

Safety performance and awareness continued to be a major focus of all operations. Energy Resources of Australia achieved significant improvements in safety performance. The lost time injury rate fell by 74 per cent and the all injury rate by 46 per cent. The injury severity rate, a measure of the seriousness of injuries, also decreased by a factor of over three. At Rio Tinto Energy America the severity index improved to approximately half of the severity index in 2006. At Rio Tinto Coal Australia’s (RTCA) Kestrel mine the lost time injury rate fell by 57 per cent and the all injury rate by 60 per cent. Two Energy group operations were winners of the Chief Executive’s Safety Awards, Hunter Valley Operations and the Antelope mine in the US.

GREENHOUSE GAS EMISSIONS

A greenhouse gas (GHG) performance review was submitted by each business unit as part of a planning process. This included a discussion on targets and performance and a list of proposed and implemented projects noting project progress, savings, costs and NPV (net present value).
     Energy Resources of Australia is expected to exceed its targeted GHG reductions. Rio Tinto Energy America is slightly above target and Rio Tinto Coal Australia emissions per tonne have increased. Both RTEA and RTCA have a number of NPV positive optimisations and diesel reduction projects being researched or implemented. With a life of mine extension under way, Rössing Uranium has set a revised target. A number of optimisation projects have been identified.
     The Energy group is also focussing on long term emissions reductions through the Hydrogen Energy joint venture. The plan identifies significant expenditure in terms of operating and capital costs for Hydrogen Energy in 2008 and 2009.

FINANCIAL PERFORMANCE

2007 compared with 2006
The Energy group’s 2007 contribution to underlying earnings was US$484 million, US$222 million less than in 2006.
      Coal chain infrastructure bottlenecks and allocation cutbacks in Australia resulted in ongoing and significant

Rio Tinto 2007 Form 20-F	82

Back to Contents

production cutbacks and much higher demurrage costs. It is anticipated that production in Australia will not return to full capacity until 2010 when infrastructure bottlenecks are expected to be cleared. Port allocation arrangement negotiations were continuing at year end.
      The results also reflected the softening of coking coal prices although there were increases in thermal coal prices and the stronger uranium oxide market. The weakening of the US dollar against the Australian dollar reduced earnings at Australian operations. For all operations, rising fuel prices and the tightness of the labour supply market continued to place pressure on operating results.
      Despite lower volumes of uranium sold, higher market prices and the expiration of older contracts containing price caps contributed to a 69 per cent increase in uranium revenues in 2007 compared to 2006.
      At Rössing Uranium, results were affected by reduced production volumes due to grade and plant performance and increased operating costs associated with development projects to increase capacity in the future. At ERA results were affected by production losses associated with severe rain and flooding of the pit.
      The strong upward momentum that characterised the uranium market in the past three years continued for the first half of 2007, as demand remained robust in the wake of supply disruptions that affected a number of projects worldwide. However, unlike previous years, 2007 saw a fundamental change in market behaviour as the spot price became de-linked from the long term market due to the increasing influence of speculators in the commodity. Historically, the spot market has traded at a nominal discount to the term market, but last year saw substantial volatility in spot prices.
     The long term uranium price, at which Rio Tinto sells most of its material, exhibited strong growth in the early part of the year, rising to a high of US$95 per pound in May, an increase of 27 per cent over December 2006. Thereafter, the long term price remained at US$95 as utility purchasing activity continued at moderately high levels.

2006 compared with 2005
The Energy group’s contribution to underlying earnings was US$706 million, US$24 million lower than in 2005.
      Results benefited from a sustained increase in the price received for thermal coal. Capacity problems in the coal supply chain in the Hunter Valley region of New South Wales impeded production from Coal & Allied operations. Drought in parts of Queensland and New South Wales also affected production levels. Operations focused on producing high margin products and optimising the coal supply chain. Increases in the cost of basic materials, fuel, explosives and labour were not fully offset by production growth, resulting in a rise in the cost per unit of production across all operations.
     Although spot prices for uranium rose dramatically during the first part of the year, this had little effect on Rio Tinto’s long term contract portfolio. Uranium oxide is typically sold under long term contracts, with pricing determined both by fixed prices negotiated several years in advance, and by market prices at time of delivery. Therefore, the rise in the spot price of uranium oxide during the period was not fully reflected in the year’s earnings, but the rise in long term prices did contribute to the improved results. Moreover, for both mines, legacy contracts at low prices are being replaced with new long term contracts that provide floor price protection at levels far above market prices at the beginning of this decade.

OPERATIONS

Rio Tinto Energy America (Rio Tinto: 100 per cent)
Rio Tinto Energy America wholly owns and operates four open cut coal mines in the Powder River Basin of Montana and Wyoming, US, and has a 50 per cent interest in, but does not operate, the Decker mine in Montana. RTEA also manages the group’s interest in Colowyo Coal in Colorado, US. In total it employs approximately 2,300 people.
      The second largest US coal producer, RTEA sells its ultra low sulphur coal to electricity generators predominantly in mid western and southern states.
      In April, RTEA bid and won access to approximately 98 million tonnes of additional coal reserves for its Spring Creek Mine in Montana. In June, RTEA bid and won access to additional mineralisation for the Colowyo Mine in Colorado. The acquisitions will extend the operating lives of the respective mines.
     Rio Tinto has announced that it is exploring options to sell RTEA.

2007 operating performance
RTEA’s 2007 contribution to underlying earnings was US$132 million, US$45 million lower than in 2006. Results reflected steadily increasing US coal prices throughout 2007, more than offset by a higher effective tax rate in 2007.
      RTEA’s 2007 sales were 128.3 million tonnes (excludes brokered sales), a decrease of 222,000 tonnes from 2006. Further increases were limited as customers had built higher levels of coal stockpiles in 2006. Earnings were reduced by a higher effective tax rate than in 2006. In 2007 the effective rate was 35 per cent as all prior year loss carry forwards had been applied. Adjusting to comparable tax rates, the 2007 result was better than 2006, largely driven by improved contract prices.
     Antelope mine production of 31.3 million tonnes set a new record for annual production and sales, above the 2006 record of 30.7 million tonnes. Colowyo mine production of 5.1 million tonnes decreased by 700,000 tonnes.

Rio Tinto 2007 Form 20-F	83

Back to Contents

Cordero Rojo mine production of 36.7 million tonnes increased by 600,000 tonnes. Jacobs Ranch mine production of 34.6 million tonnes decreased by 1.7 million tonnes. Spring Creek mine production of 14.3 million tonnes set a new record for annual production and sales above the 2006 record of 13.2 million tonnes.
      Consistent with the worldwide mining industry, RTEA experienced an increase in the input prices of materials and supplies in 2007 resulting in higher variable costs of mining. Diesel prices in 2007 increased by more than 15 per cent relative to 2006. Labour costs increased significantly reflecting the competitive regional labour shortage and steadily increasing healthcare costs. Tyre costs increased with the worldwide shortage of large mining equipment tyres. At the same time, strip ratios increase as reserves get deeper, resulting in the requirement to move increasing volumes of overburden.
      RTEA is a member of the FutureGen Alliance, which seeks to construct the world’s first coal fuelled “zero emissions” power plant. The project achieved a major milestone with a site in Illinois selected for development. Construction was planned to commence upon completion of the permitting process, however this is now in doubt with the US Department of Energy announcing a restructure of the FutureGen project in January 2008.

Rio Tinto Coal Australia (Rio Tinto: 100 per cent)
Rio Tinto Coal Australia manages the group’s Australian coal interests. These include, in Queensland: the Blair Athol (Rio Tinto: 71 per cent), Kestrel (Rio Tinto: 80 per cent), Tarong (Rio Tinto: 100 per cent) and Hail Creek (Rio Tinto: 82 per cent) coal mines and the Clermont deposit (Rio Tinto: 50 per cent).
      RTCA also provides management services to Coal & Allied Industries (Coal & Allied) for operation of its four mines located within the Hunter Valley in New South Wales. Coal & Allied (Rio Tinto: 75.7 per cent) is publicly listed on the Australian Securities Exchange and had a market capitalisation of A$6.5 billion (US$5.7 billion) at 31 December 2007. Coal & Allied wholly owns Hunter Valley Operations, has an 80 per cent interest in Mount Thorley Operations, a 55.6 per cent interest in the contiguous Warkworth mine, and a 40 per cent interest in the Bengalla mine which abuts its wholly owned Mount Pleasant development project. Coal & Allied also has a 37 per cent interest in Port Waratah Coal Services coal loading terminal.
      Production from the Tarong mine is sold exclusively to Tarong Energy Corporation (TEC), an adjacent state owned power utility. In October 2007 the sale of the Tarong mine to TEC was announced with the sale to take effect from 31 January 2008.
      Blair Athol produces thermal coal and sells principally to the Japanese market generally on annual agreements. Kestrel and Hail Creek sell mainly metallurgical coal to customers in Japan, south east Asia, Europe and Central America, generally on annual agreements.
      Coal & Allied produces thermal and semi soft coal. Most of its thermal coal is sold under contracts to electrical or industrial customers in Japan, Korea and elsewhere in Asia. The balance is sold in Europe and Australia. Coal & Allied’s semi soft coal is exported to steel producing customers in Asia and Europe under a combination of long term contracts and spot business.
      RTCA and Coal & Allied collectively employ approximately 2,500 people.

2007 operating performance
RTCA’s 2007 contribution to underlying earnings was US$246 million, US$244 million lower than in 2006. There was an increase in thermal coal prices but this was offset by production cutbacks necessitated by shipping bottlenecks and the continued weakening of the US dollar against the Australian dollar. Rising fuel prices and the tightness of the labour supply market continued to place pressure on operating results.
      A tax benefit of US$29 million was received on the release of a tax provision that was no longer required.
      As the majority of costs are fixed with only consumables such as fuel, tyres and explosives being variable, reduced port capacities had a direct and negative impact on underlying earnings.
      Inadequate capacity of coal chain infrastructure in both the Hunter Valley and Queensland operations was a significant contributor to less than satisfactory results for RTCA. Significant production cutbacks of 14 per cent from 2006 levels were necessary, resulting in equipment and contract employees being idled. It is anticipated that production will not return to full capacity until 2010 when infrastructure bottlenecks are expected to be cleared.
      RTCA operations declared force majeure under its sales contracts on two occasions during 2007; in June as a result of severe weather conditions in the Hunter Valley and in November as a result of announced first quarter 2008 allocation cutbacks at the Dalrymple Bay port facilities in Queensland.
      Total production at Blair Athol decreased from 10.2 million tonnes to 7.9 million tonnes primarily as a result of limited port capacity. Kestrel’s production increased by 0.8 per cent to 3.6 million tonnes. Hail Creek production was five million tonnes, an increase of ten per cent. At Tarong, production decreased by 35 per cent in line with lower demand from Tarong Energy Corporation.

Energy Resources of Australia (Rio Tinto: 68.4 per cent)
Energy Resources of Australia Ltd (ERA) is a publicly listed company and had a market capitalisation of A$3.7 billion (US$3.3 billion) at 31 December 2007. ERA employs 420 people, an increase from 385 at the end of 2006.
      Since 1980 ERA has mined ore and produced uranium oxide at its Ranger open pit mine, 250 kilometres east of Darwin in Australia’s Northern Territory. ERA also has title to the adjacent Jabiluka mineral lease, which in 2003 was put on long term care and maintenance. Ranger and Jabiluka are surrounded by, but remain separate from, the World

Rio Tinto 2007 Form 20-F	84

Back to Contents

Heritage listed Kakadu National Park, and especially stringent environmental requirements and governmental oversight apply.
     ERA is a large uranium producer, with considerable operational experience and a well established market position. The Ranger mine is the second largest uranium mine in the world and ERA is the fourth largest producer. ERA’s strategy is focused on creating the most value from the mineralisation available on existing lease areas. In line with the Energy group’s strategy of seeking additional production volumes and long term expansions to supply the current favourable market environment, ERA put significant effort into achieving growth through capitalising on opportunities for expansion and extension of production including, an extension of the existing Ranger mine, and installation of additional processing equipment to treat low grade and lateritic ore.

2007 operating performance
ERA’s 2007 full year earnings rose by 124 per cent to US$38 million in comparison with 2006 earnings of US$17 million. This was driven by a rise in the average realised price of uranium oxide from US$18.36 per pound to US$25.06 per pound despite sales being lower at 11.7 million pounds compared to the 2006 volume of 12.7 million pounds. The 2007 sales figures include no borrowed material.
      Production of uranium oxide in 2007 was 11.7 million pounds, approximately 13 per cent higher than in 2006.
      The favourable production result was significant given a severe rain event associated with a tropical low pressure system, resulting in nearly 850 millimetres of rain falling over the Ranger operation in seven days in February 2007. This resulted in flooding of the Ranger open pit, restricting access to high grade ore, forcing a processing plant shutdown and a declaration of force majeure on sales contracts in March 2007. In the third quarter of 2007 access to high grade ore was again possible through the implementation of various water disposal measures.
      Recovery work was successful in allowing production to return to normal levels in 2008 with no adverse environmental consequences. All sales commitments were met in 2007 and force majeure was lifted in January 2008. Further work is under way to reduce the impact of future weather events on the mine’s performance.
      In September ERA announced an extension of the Ranger mine at a capital cost A$57 million, which added 10.7 million pounds of additional reserves, and extended the mine life from 2008 to 2012. Expenditure of A$10 million was also approved to examine options to further extend the mine and increase production from the processing plant.
      Exploration and evaluation activity increased in 2007 with ERA spending US$11.8 million compared to US$6 million in 2006. Exploration and evaluation focused on near mine extensions to the Ranger orebody.
     ERA continued to work with the Mirarr, traditional owners of the mining lease. The Mirarr commenced delivery of a cultural awareness programme to all new ERA employees and advised ERA on the establishment of traditional fire management practices on the Ranger lease. Increasing indigenous employment is a significant focus including the provision of training and employment opportunities. The year saw the number of indigenous employees increase to 65, or 16 per cent of the workforce. Improving on this will continue to be a focus for 2008.

Rössing Uranium (Rio Tinto: 68.6 per cent)
Rössing Uranium Limited produces and exports uranium oxide from Namibia to power utilities globally. Rössing continues to play a major role in the Namibian economy, both in terms of GDP contribution as well as education, employment and training.
     Rössing currently employs approximately 1,175 people. Following the life of mine extension project approved in 2005, capital equipment acquisitions for the new mining area are in place and planning work for further extension continues. In 2007 production volumes of 6.7 million pounds were constrained as a result of having limited access to ore sources. The phase one pit is in its last two years of life. Mining and processing volumes, however, have been good and the mine is positioned for higher volumes in 2008 and beyond.
      The year was one of consolidation and preparation for future growth and sustainable production. Truck and loading fleets doubled and over 300 people were recruited and trained. The current approved life of mine extensions will take the mine life to 2016 and further potential opportunities exist to extend both the mine life and production volumes depending on the long term price outlook and costs of production. Activities will continue to focus on continuous net present value (NPV) growth, improving margins and creation of options from known reserves and potentially economic mineralisation.

2007 operating performance
Earnings increased to US$95 million from US$27 million in 2006 due to higher market prices for uranium oxide.
      Operating costs increased to US$38 per pound of uranium oxide production from US$22 per pound in 2006 as a result of lower production volumes, outsourcing of waste stripping as well as exploration activities that are not yet adding to production volumes. Costs were also affected by ore grades and higher than planned diesel and other operating costs.
     All new primary production equipment is now fully commissioned to bring the fleet complement to 24 haul trucks from 16 at the beginning of the year, and six loading units compared to four previously. Initiatives are under way to improve the performance of the milling process.
      Lower than planned leach extraction in 2007 was due to the average ore type which impacted on process controls. In 2008 there will be a focus on maintaining stability in the process and improving the head grade by applying a better blending strategy.

Rio Tinto 2007 Form 20-F	85

Back to Contents

     Rössing continues to put significant effort and management focus on safety. The goal is to eliminate all injuries from the workplace and to have an embedded safety culture and systems that identify and rectify potential safety hazards.

ENERGY GROUP PROJECTS

Energy Resources of Australia (Rio Tinto: 68.4 per cent)
In September 2007 ERA announced an extension to the Ranger open pit at a capital cost of A$57 million to extend mining until 2012. The pushback, when combined with optimisation of the existing pit, added an additional 10.7 million pounds of contained uranium oxide to reserves. The majority of the additional production from the extension is expected to occur in 2011.
      ERA has also approved expenditure of A$10 million for a pre-feasibility study to examine options to further expand the mine and increase production from the processing plant. The study commenced in the third quarter of 2007 and will continue into 2008.
      ERA’s other capital expansion projects to process laterite ore and radiometrically sort low grade ores are well advanced with both projects scheduled for commissioning in the second quarter of 2008. The laterite processing plant will contribute approximately 0.88 million pounds per annum of uranium oxide to production from 2008 through to 2014. The radiometric sorter will upgrade lower grade ore and allow an additional 2.4 million pounds of uranium oxide to be produced over a five year period from 2008 to the end of 2013.
      Exploration continued throughout the year including for the first time drilling through the wet season. Activity focused on further defining the down dip extension of the Ranger orebody, as well as understanding and defining the uranium mineralisation to support the pre-feasibility study on further expansion of the mine.

Rössing Uranium (Rio Tinto: 68.6 per cent)
After years of working below capacity during a period of low uranium prices, in December 2005 approval was granted to restore annual production capacity to 8.8 million pounds per annum and extend the life of the operation until at least 2016. Total incremental and sustaining capital cost of the expansion is US$112 million.
      In 2007, delays were experienced with the start of construction projects due to slow contractor tender submissions. Recruitment of staff has been slow due to skills shortages in southern Africa. Work is now progressing well.

Rio Tinto Coal Australia Clermont (Rio Tinto: 50.1 per cent)
Rio Tinto and its joint venture partners approved investment of US$750 million for the development of the Clermont thermal coal mine in central Queensland, situated 15 kilometres south east of the Blair Athol mine. Clermont is expected to become Australia’s largest thermal coal producer when it reaches full capacity, which is scheduled for 2013. The mine will be brought into production to replace Blair Athol, due to close in 2015, and will use Blair Athols’ existing infrastructure and market position. To date construction has progressed to plan with boxcut production to commence in mid 2008 and first coal production expected in 2010.

Rio Tinto Coal Australia Kestrel (Rio Tinto: 80 per cent)
Rio Tinto and its joint venture partners approved investment of US$991 million for the extension of the Kestrel mine. This represents a 20 year investment in the Bowen Basin of Queensland to help meet Asian demand for metallurgical coal. First coal production from the extension is forecast for 2012 when the existing mine ceases production.

Coal & Allied Mount Pleasant (Rio Tinto: 75.7 per cent)
In 2006, Coal & Allied started a feasibility study on the Mount Pleasant coal mine project located adjacent to the Bengalla coal mine near Muswellbrook in the Hunter Valley, New South Wales. With continued uncertainty surrounding coal chain infrastructure in the Hunter Valley, further study is required before the feasibility study can be finalised.

Coal & Allied Lower Hunter Land (Rio Tinto: 75.7 per cent)
In 2006 Coal and Allied signed a memorandum of understanding with the New South Wales Government to facilitate the provision of extensive land conservation corridors in the Lower Hunter via the transfer of 80 per cent of the Company’s post mining land holdings. The remaining 20 per cent is being considered for land development. Extensive community consultation continued through 2007 with various options considered. Feasibility studies will be conducted in 2008 to finalise these options.

Rio Tinto Energy America (Rio Tinto: 100 per cent)
During 2007 RTEA commenced construction of the Jacobs Ranch overland conveyor and in pit crusher project. This will reduce emissions and operating costs in addition to providing latent capacity for expansion (from around 38 million tonnes to around 45 million tonnes per annum). Commissioning is on schedule for completion in 2008. At Antelope and Spring Creek recent expansion projects were completed in 2007 and production is ramping up to meet market demand.

Rio Tinto 2007 Form 20-F	86

Back to Contents

Iron Ore group

Production	Rio Tinto share
million tonnes

2003	102.6
2004	107.8
2005	124.5
2006	132.8
2007	144.7

Underlying earnings contribution*	US$m

2004	565
2005	1,703
2006	2,251
2007	2,651

Changes in underlying earnings 2005 – 2007	US$m

2005 Underlying earnings	1,703
Effect of changes in:
Prices and exchange rates	616
General inflation	(25)
Volumes	156
Costs	(229)
Tax and other	30

2006 Underlying earnings	2,251
Effect of changes in:
Prices and exchange rates	537
General inflation	(43)
Volumes	136
Costs	(255)
Tax and other	25

2007 Underlying earnings	2,651

*	A reconciliation of the net earnings with underlying earnings for 2007, 2006 and 2005 as determined under IFRS is set out on page 53.

STRATEGIC OVERVIEW

Rio Tinto’s Iron Ore group conforms with the larger Group’s overall strategy of pursuing the world’s best natural resources, wherever they are located, using the best technologies, and operating them safely. RTIO seeks to do this by being faster and better at producing iron ore, supported by an unmatched capacity and capability to develop key infrastructure.
     RTIO is geographically well placed to take advantage of the exceptionally strong market conditions and outlook in Asia, with a massive mineralisation inventory base close to an integrated production platform in the Pilbara of Western Australia. This enables a rapid expansion of production in the short and medium term. RTIO’s large mineralisation position in Australia and Guinea, west Africa, together with an established project execution capability, provides potential for a global iron ore production capacity of more than 600 million tonnes per annum.
     As new competitors and constraints emerge, RTIO’s strategy to meet the industry challenges is focused on achieving “industry leadership” in global iron ore. The strategy is centred on rapidly expanding the business, both globally and in the Pilbara, and delivering maximum value from RTIO’s operations by developing a world class production platform.
     RTIO’s portfolio of operations is international, including Australia, Canada and Brazil, a major development project in Guinea at Simandou, and the Orissa project in India. It also includes the HIsmelt® plant in Australia, which applies revolutionary technology to convert iron ore fines with significant impurities into high quality pig iron.
      RTIO Asia was established in Singapore in November 2007 to provide an integrated sales, marketing, distribution and logistics service for Hamersley Iron products in the Asia Pacific. It aims to maximise Hamersley’s share of forecast growth in the region.
      At 31 December 2007, the Iron Ore group accounted for 13 per cent of Rio Tinto’s operating assets, and in 2007 contributed 26 per cent of the Group’s gross sales revenue and 36 per cent of underlying earnings.
      At year end 2007 RTIO employed 6,520 people in Western Australia and 8,630 worldwide. In a highly contested market, the recruitment effort was exceptional, with 1,951 new starters in 2007.
     Environmental initiatives included development of a strategic approach to water for the Pilbara, to ensure long term security of supply at the ports and in the management of dewatering discharge associated with the increasing requirement for below water table mining across the Pilbara, and recognising the importance of this issue for traditional

Rio Tinto 2007 Form 20-F	87

Back to Contents

land owners of the region.
     A major milestone was reached with the completion of the Phase B upgrade of the port of Dampier, now ramping up towards its new capacity of 140 million tonnes per annum (Mt/a). Work has commenced on the Cape Lambert upgrade to 80 Mt/a from 55 Mt/a, which is expected to be completed in early 2009. Two new mines were approved for development – Brockman 4 (22 Mt/a) and Mesa A/Warramboo (25 Mt/a) – at a combined total cost of US$2.4 billion, of which Rio Tinto’s share is US$2.0 billion. Both mines will replace tonnages from deposits nearing the end of their mine life.
      Rio Tinto’s 50:50 joint venture with Hancock Prospecting is progressing well. In November, Hope Downs 1 (22 Mt/a), began production – a full quarter ahead of schedule, and the stage 2 expansion to 30 Mt/a has been brought forward one year, with production planned to commence at the start of 2009. In December approval was given for a US$71.4 million feasibility study into the development of a Hope Downs 4 mine (15-20 Mt/a).
      RTIO’s growth strategy has seen more than US$7 billion committed to port, rail, power and mine assets since 2003, resulting in a world class, integrated iron ore network. A feasibility study into expanding Pilbara capacity to 320 Mt/a by 2012 is well advanced and a decision will be made in early 2009. Cape Lambert has been identified as the preferred site for port expansion.
      In late November 2007 Rio Tinto senior management outlined an aggressive expansion programme designed to capitalise on RTIO’s global spread of assets and markets. This included a conceptual framework towards establishing a Pilbara production capacity of 420 Mt/a and an expansion at Simandou in Guinea of up to 170 Mt/a.
      During the year, RTIO was inducted into the Australian Export Hall of Fame, was twice honoured at the Australian Business Arts Foundation awards and won a 2007 Water Award for its re-injection project at Yandicoogina.
     Sam Walsh, chief executive Iron Ore, is based in Perth, Western Australia.

SAFETY

All injury frequency rate	per 200,000 hours

2003	2.19
2004	1.79
2005	1.48
2006	1.24
2007	0.92

Iron Ore Company of Canada’s safety performance continued to improve in 2007 with a 59 per cent reduction in the lost time injury frequency rate to 0.29. The Corumbá mine in Brazil again won the Chief Executive’s Safety Award. Work progressed on a number of safety initiatives across operations, particularly focused on issues surrounding contractor management, vehicle safety and implementing proactive measures to prevent the risk of injury. Cyclone preparation measures in the Pilbara employee accommodations were reviewed, focusing on standardised safety measures. Overall, the group’s all injury frequency rate was 0.92 (1.24 in 2006) and the lost time injury frequency rate 0.38 (0.59) .

GREENHOUSE GAS EMISSIONS
The 2008–2009 greenhouse gas (GHG) plan notes an increased focus on energy reduction through the appointment of an energy specialist in late 2007 and the conduct of further energy reviews. A feasibility study is being conducted to examine the possible replacement of power stations to reduce GHG emissions and mitigate current potential environment risk.
     A number of additional activities aimed at reducing energy use and GHG emissions are also under way including replacing heavy mobile equipment and locomotives. Dash 7 and Dash 8 locomotives are being replaced by new generation GE EVO locomotives. The RTIO technology group is also examining hybrid locos in collaboration with General Electric, liquid natural gas replacement for diesel trucks and locomotives, rail electrification, and closed cycle power generation for existing open cycle power units. Rio Tinto has approved new gas fired power generation in the Pilbara as a step towards lower emissions electricity.

FINANCIAL PERFORMANCE

2007 compared with 2006
RTIO’s contribution to 2007 underlying earnings was US$2,651 million, US$400 million higher than in 2006.
      Demand for iron ore remained extremely strong across the product range throughout 2007, driven by the continuing robust growth in global steel demand and production, significantly exceeding seaborne suppliers’ capacity to match. Total Chinese iron ore imports rose from 326 million tonnes to 383 million tonnes, accounting for more than 90 per cent of world growth. Hamersley Iron and Robe River in Australia operated at record or near record levels of

Rio Tinto 2007 Form 20-F	88

Back to Contents

production in 2007.
     In December RTIO announced plans to sell up to 15 million tonnes of iron ore on the spot market in 2008, taking advantage of the large gap between annual (benchmark) and short term prices while continuing to meet longer term contractual commitments.

2006 compared with 2005
RTIO’s contribution to 2006 underlying earnings was US$2,251 million, US$548 million higher than in 2005.
      Demand for iron ore continued to be extremely strong across the product range throughout 2006, driven by continued growth in global steel demand and production. Total Chinese iron ore imports rose from 275 million tonnes to 326 million tonnes. Hamersley Iron, Robe River, Iron Ore Company of Canada and Corumbá in Brazil all operated at record or near record levels of production in 2006.
      For the contract year commencing April 2006 RTIO reached agreement with customers on price increases of 19 per cent for all products following on from the previous agreement of a 71.5 per cent increase. In December 2006, prices for the 2007 contract year were agreed with Baosteel of China, for a 9.5 per cent increase to the benchmark price. Similar price increase agreements were subsequently reached with other steelmakers.

OPERATIONS

Hamersley Iron (Rio Tinto: 100 per cent)
Hamersley Iron operates nine mines in Western Australia, including three mines in joint ventures, about 700 kilometres of dedicated railway, and port and infrastructure facilities located at Dampier. These assets are run as a single operation managed and maintained by Pilbara Iron.
      The final phase in ramping up Pilbara infrastructure to 220 million tonnes of annual capacity is well under way. Dampier port’s two terminals now account for a combined capacity of 140 Mt/a. With the completion of Junction South East, Yandicoogina mine capacity has been expanded to 52 Mt/a, and brownfield mine expansions at Marandoo, Nammuldi and Mount Tom Price have been completed.
      The new Hope Downs mine, owned in 50:50 joint venture with Hope Downs Iron Ore Pty Ltd (owned by Hancock Prospecting Pty Ltd), but managed by RTIO, began production in November, a full quarter ahead of schedule, and the first train was loaded in mid December.
      Approval was granted for the US$1.52 billion Brockman 4 mine, 60 kilometres north west of Tom Price, which is expected to begin ramp up in 2010 to 22 Mt/a. The mine will be connected to the main network via a 35 kilometre rail spur, and the design allows for an additional 14 Mt/a expansion.
     Work is progressing on a number of options for new mine development as part of the feasibility study to reach 320 Mt/a capacity. A decision is expected in early 2009. Work also continued on pre-development studies for new mines.

2007 operating performance
Hamersley Iron’s total production in 2007 was 112.1 million tonnes, 14.9 million tonnes more than the 97.2 million tonnes in 2006. This result was notable for being achieved amid significant expansion work across several sites.
      Shutdowns and flooding from two cyclones early in the year hindered operations significantly, although tie down procedures performed well. Several derailments also impacted operations significantly, resulting in an estimated 1.39 million lost saleable ore tonnage. Remedial action was undertaken on high risk sections and a rerailing project was approved which will eventually see 45 per cent of the network replaced.
      Reinvestment in additional yard capacity, locomotives and rolling stock has been implemented to improve efficiency and remove bottleneck issues associated with limited rail capacity.
      The Pilbara Blend product was successfully introduced mid year, winning widespread customer acceptance and at 100 per cent of the reference price. Pilbara Blend will comprise 15 per cent of the world’s seaborne iron ore trade.
      Shipments by Hamersley Iron totalled 109.5 million tonnes, including sales through joint ventures. Shipments to China also reached a new record level at 59.6 million tonnes, confirming China’s place as the single largest, and fastest growing, destination for Hamersley’s iron ore.

Hamersley’s total shipments of iron ore to major markets (million tonnes)

	2007	2006	2005

China	59.6	52.9	49.5
Japan	30.0	27.4	24.5
Other Asia	18.3	15.8	14.1
Europe	0.7	2.0	2.0

	108.5	98.1	90.1

Note
This table includes 100 per cent of all shipments through joint ventures.

Rio Tinto 2007 Form 20-F	89

Back to Contents

Robe River Iron Associates (Rio Tinto: 53 per cent)
Robe River Iron Associates (Robe) is an unincorporated joint venture in which Mitsui (33 per cent), Nippon Steel (10.5 per cent) and Sumitomo Metal Industries (3.5 per cent) retain interests. Robe River is the world’s fourth largest seaborne trader in iron ore.
      Robe River operates two open pit mining operations in Western Australia. Mesa J is located in the Robe Valley, north of the town of Pannawonica. The mine produces Robe River fines and lump, which are pisolitic iron ore products. The West Angelas mine, opened in 2002, is located approximately 100 kilometres west of the town of Newman. The mine produces West Angelas fines and lump and Marra Mamba iron ore products which were successfully incorporated into the Pilbara Blend during the year.
      Expansion of mine, rail and port operations has continued, with the upgrade of Cape Lambert port from 55 Mt/a to a rated capacity of 80 Mt/a proceeding on schedule. The port has also been nominated as the preferred site for subsequent expansion as part of the upgrade of Pilbara capacity to 320 Mt/a, subject to an ongoing feasibility study.
      In November, Rio Tinto and the joint venture partners approved development of the US$901 million (Rio Tinto share US$478 million) Mesa A/Warramboo mine in the western end of the Robe Valley. This followed a lengthy, ultimately successful, process to gain environmental approval. The new mine’s annual production will be 20 Mt/a, increasing to 25 Mt/a by 2011, and will be replacement tonnage as Mesa J’s mine life approaches its end.
      Robe River primarily exports under medium and long term supply contracts with major integrated steel mill customers in Japan, China, Europe, South Korea and Taiwan.

2007 operating performance
The effect of cyclones slowed production early in the year at Robe River’s Pannawonica and West Angelas mines, as did a serious derailment which required significant track repairs. A two week shutdown of the Cape Lambert dumper also affected production, as did delays in commissioning a conveyor system at West Angelas.
      Robe River’s total production in 2007 was 51.5 million tonnes, comprising 25.5 million tonnes from Mesa J, and 26.0 million tonnes from West Angelas. Sales were 25.9 million tonnes of Mesa J and 25.6 million tonnes of West Angelas products.
      Sales growth, based on increased production from West Angelas, was again fuelled by the growth in the Chinese market, where Robe River achieved record total sales of 52.0 million tonnes. Japan remains Robe River’s largest single market, with total shipments in 2007 of 22.6 million tonnes.

Robe’s total shipments of iron ore to major markets (million tonnes)

	2007	2006	2005

China	21.0	18.5	17.5
Japan	22.6	24.7	26.1
Other Asia	2.9	2.7	1.7
Europe	5.5	6.1	7.3

	52.0	52.0	52.6

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
      Products are transported on IOC’s railway to Sept-Îles on the St Lawrence Seaway. The port is ice free all year and handles both ocean going ore carriers and Lakers, providing competitive access to all seaborne pellet markets and to the North American Great Lakes region. IOC exports its concentrate and pellet products to major North American, European and Asian steel makers.
     IOC employs approximately 2,000 people and recruited 170 people during the year to offset an increase in retirements and to meet greater production needs.

2007 operating performance
The demand for IOC’s products strengthened further in 2007 with concentrate prices increasing by ten per cent and pellet prices by five per cent over last year’s benchmark prices.
      Total saleable production was 13.2 million tonnes, down from 16.1 million tonnes in 2006. The variation was primarily due to a seven week labour strike. Pellet production was 11.3 million tonnes (12.7 million tonnes in 2006) with saleable concentrate being 1.9 million tonnes (3.4 million tonnes in 2006). Lower production levels coupled with higher oil prices put pressure on 2007 unit costs.
      A labour strike in March/April occurred when negotiations broke down over the new collective agreement to replace the one that expired in February 2007. The strike ended following agreement of a new five year collective agreement.
     In August, IOC announced the approval of US$57 million to expand annual concentrate production capacity to 18.4 Mt/a by mid-2008 and to conduct a feasibility study to further expand to 21 Mt/a.

Rio Tinto 2007 Form 20-F	90

Back to Contents

     In March 2008 IOC announced the approval of US$475 million to increase annual concentrate production by some 40 per cent, or seven Mt/a, to 25 Mt/a and annual pellet production by ten per cent, or 1.5 Mt/a, to 14.5 Mt/a over the next five years.

IOC’s total shipments of iron ore to major markets (million tonnes)

	2007	2006	2005

Europe	5.210	5.7	6.8
Asia Pacific	3.777	5.4	3.4
North America	4.155	4.8	4.8

	13.142	15.9	15.0

Mineração Corumbaense Reunida (Corumbá) (Rio Tinto: 100 per cent)
Corumbá produced 1.8 million tonnes of lump iron ore in 2007 and sold 1.1 million tonnes to South American, Asian and European customers. Sales were lower in 2007 due to strong competition for barging freight, barge unloading delays at Argentine ports and abnormally low river levels during the last quarter.
     Rio Tinto approved investments in additional barging capacity, port improvements and an ore dryer to develop the market for Corumbá lump in direct reduction processes, all of which will come on line during 2008. The feasibility study to expand mine production and transport logistics to ten Mt/a is nearing completion, as the next step towards production of 20 Mt/a. Negotiations continued with prospective investors regarding a steel making project at Corumbá that would consume local iron ore.
     Corumbá has more than 200 million tonnes of reserves, and additional mineralisation. There are approximately 650 employees.

HIsmelt® (Rio Tinto: 60 per cent)
The HIsmelt® iron making project at Kwinana in Western Australia is a joint venture between Rio Tinto (60 per cent interest through its subsidiary, HIsmelt Corporation), US steelmaker Nucor Corporation (25 per cent), Mitsubishi Corporation (ten per cent), and Chinese steelmaker Shougang Corporation (five per cent). The project produced 115,000 tonnes of pig iron and achieved a number of production records in 2007, its second year of ramp up as it builds towards a planned capacity of 800,000 tonnes per annum. The project was visited by Chinese president Hu Jintao in September 2007.

IRON ORE GROUP PROJECTS

Hamersley Iron (Rio Tinto: 100 per cent)

Upgrade to 220 Mt/a
RTIO is on schedule to have 220 Mt/a installed capacity in the Pilbara by the end of 2008, achieving a doubling of capacity since the beginning of the decade. The second stage of the Pilbara Expansion is well advanced with a further upgrade of Dampier Port, Yandicoogina mine expansion and Hope Downs stage 1 development now completed. The initial upgrade of Cape Lambert Port will complete the major infrastructure upgrades for this phase. Additional mine capacity at Hope Downs stage 2 to 30 Mt/a will match the capacities of mine, rail and port facilities at 220 Mt/a.

Pilbara 320/420 Mt/a
A suite of mine and infrastructure projects for the expansion of Pilbara capacity to 320 Mt/a is under study. The studies include a variety of greenfield and brownfield mine options across the Pilbara, expansions to both rail and port and supporting infrastructure, designed to bring the Pilbara capacity firstly to 320 Mt/a and then 420 Mt/a. The studies also contemplate the use of new technologies including a Perth based Remote Operations Centre, and a range of automation options. Underlying this work is an aggressive resource evaluation and definition programme, designed to ensure that the available mineralisation is delineated and developed with optimal sequencing and timing. More than 400,000 metres of exploration drilling was completed during 2007 and a further 500,000 metres is planned for 2008.

Robe River Iron Associates (Rio Tinto: 53 per cent)

Mesa A
The US$901 million Mesa A/Waramboo mine development is required to sustain production of Robe Valley pisolite, which would otherwise decline with the run down of the Mesa J mineralisation. Pending finalisation of plans for the proposed rail spur to the existing line, transition work will begin shortly. Production at Mesa A is expected to commence in the first quarter of 2010, starting at 20 Mt/a, increasing to a 25 Mt/a rate from 2011.

Cape Lambert port
The first upgrade of Cape Lambert (from 55 Mt/a to 80 Mt/a) is well under way. A construction camp for 600 people has been established, and works are continuing according to plan with marine piling and bulk earthworks well

Rio Tinto 2007 Form 20-F	91

Back to Contents

advanced. The project scope includes extension of the wharf and upgrading of shiploading facilities to accommodate four capsize vessels simultaneously as well as upgrades to the stockyard with the addition of a new reclaimer. The project is scheduled for completion at the end of 2008 with progressive ramp up during the first half of 2009.

The 320/420 project
Cape Lambert is also the preferred site for expansion of Pilbara port facilities to 320 Mt/a, and conceptually to 420 Mt/a. Under the early planning for the 320 Mt/a, this would involve construction of a new terminal (Cape Lambert West) capable of berthing four capsize ships. That terminal would be extended to accommodate a further four berths according to the 420 Mt/a concept. Early planning has also identified the area to the west of the existing rail line for both stockpiles under both 320 and 420 Mt/a upgrade scenarios. This expansion plan carries the added benefit of not adding to Rio Tinto’s footprint in the area.

Simandou (Rio Tinto: 95 per cent)
The Simandou project in eastern Guinea, west Africa, is of great strategic significance for Rio Tinto. It is a greenfield discovery situated in one of the best undeveloped major iron ore provinces in the world. A prefeasibility study is studying the mining and transport options needed to bring Simandou into production as quickly as possible, with an initial capacity of 70 million tonnes per annum. The deposit has great potential in exploration opportunities across the project area. Total drilling of 50,000 metres was undertaken at the Pic de Fon and Oueleba sites in 2007, with an equivalent amount expected in 2008. Simandou has significant brownfield growth capacity, and conceptual development plans are already under way on expanding capacity towards 170 million tonnes per annum. These studies are scheduled for completion in 2010.
     The International Finance Corporation (the private sector arm of the World Bank Group) retains a five per cent stake in the project and is working with Rio Tinto to develop it in an environmentally and socially sustainable way.
     The project currently employs 375 Rio Tinto staff operating from offices in Conakry and Kerouane, and construction camps at Canga East and Oueleba in the Mining Concession. The total workforce, including contractors, is greater than 700.

Orissa, India (Rio Tinto: 51 per cent)
Orissa is one of the key iron ore regions of the world. RTIO has a joint venture interest in Rio Tinto Orissa Mining with the state owned Orissa Mining Corporation. The joint venture holds rights to iron ore leases in Orissa, which it is seeking to develop. Although progress has been slow, Rio Tinto remains keen to participate in the development of the Indian iron ore sector through its joint venture. A project team has been established and is working to expedite the development of operations in India.
     Rio Tinto has identified India as among the most likely economies to follow east Asia’s development of a greater intensity of steel use. India’s economy is expected to maintain its present growth rate, thus providing support for an expanding domestic steel industry. Rio Tinto has continued discussions with major domestic steel companies.

Rio Tinto 2007 Form 20-F	92

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
     The initial Daybreak community encompasses 1,800 hectares and is entitled to develop approximately 20,000 residential units and nine million square feet of commercial space. Kennecott Land develops the required infrastructure and prepares the land for sale to home builders. The project is well advanced, with over 1,650 home sales completed since opening in June 2004. At full build out, the community will house 40,000 to 50,000 residents. Revenues in 2007 were US$48 million.
     Kennecott Land is in the process of studying development opportunities for the remaining landholdings. Development potential is approximately 163,000 residential units and 58 million square feet of commercial space. Securing entitlement is a long term public process that will culminate in a plan being submitted for approval by the Salt Lake County Council in the next few years.

Sari Gunay (Rio Tinto: 70 per cent)
In November 2007, Rio Tinto signed a final and binding sale agreement to divest the whole of its interest in the Sari Gunay gold project in western Iran. On the completion of this transaction, which is expected in mid 2008, Rio Tinto intends to close its office in Iran and will cease to have any interests in Iran.

MARKETING

Marketing and sales of the Group’s various metal and mineral products are handled either by the specific business concerned, or in some cases are undertaken at a product group level.
     Rio Tinto has numerous marketing channels, which include electronic marketplaces, with differing characteristics and pricing mechanisms depending on the nature of the commodity and markets being served. Rio Tinto’s businesses contract their metal and mineral production direct with end users under both short and long term supply contracts. Long term contracts typically specify annual volume commitments and an agreed mechanism for determining prices at prevailing market prices. For example, businesses producing non ferrous metals and minerals reference their sales prices to the London Metal Exchange (LME) or other metal exchanges such as the Commodity Exchange Inc (Comex) in New York.
     In 2007, Rio Tinto continued to focus on improvements in its marketing capability, with a small central marketing team based in London and Australia working collaboratively with business based sales and marketing teams to disseminate leading marketing practices across the Group. The team supports the Group’s businesses by helping to identify analytical tools, approaches and strategic frameworks to help identify the value to Rio Tinto of meeting customers’ needs.

MARINE

Ocean freight
Ocean freight is an important part of Rio Tinto’s marketing. It is managed by Rio Tinto Marine, with a head office in Melbourne, to provide Rio Tinto with a comprehensive capability in all aspects of marine transportation, global freight markets and the international regulatory environment. In 2007, Rio Tinto Marine handled over 78 million tonnes of dry bulk cargo, a 13 per cent increase on 2006 volumes transported.
     Rio Tinto Marine leverages the Group’s substantial cargo base to obtain a low cost mix of short, medium and long term freight cover. It seeks to create value by improving the competitive position of the Group’s products through freight optimisation, and does not seek to trade freight as a stand alone activity. Rio Tinto Marine sets and maintains the Group’s HSE and vessel assurance standards for freight and is one of three equal shareholders in Rightship, a ship vetting specialist, promoting safety and efficiency in the global maritime industry.
     During 2007 Rio Tinto Marine took possession of the first of five new bulk carriers, the RTM Wakmatha. These vessels will be used principally for carrying bauxite from Rio Tinto Alcan’s mine at Weipa, Queensland, to Gladstone for processing. In addition, an order has been placed for the construction of three 250,000 deadweight tonne ore carriers to transport iron ore from Rio Tinto’s operations in Western Australia to customers in China and elsewhere. These ore carriers will be delivered from late 2012 to help Rio Tinto build on its natural freight advantage in Asian exports.

Freight market
Sea freight rates reached unprecedented levels in all segments during 2007. Strong demand for commodities, combined with supply constraints and port congestion, resulted in increased long haul trade and reduced fleet availability.

Rio Tinto 2007 Form 20-F	93

Back to Contents

     The Baltic Dry Index (BDI), an index of dry bulk shipping rates, more than doubled in 2007, increasing 110 per cent during the year. The Capesize vessel segment had the greatest upward impact on the BDI, with average daily freight prices increasing by 132 per cent during 2007, closing at US$157,128 per day with a November peak at US$194,115 per day. The Panamax, Supramax and Handysize indices also increased substantially, each registering gains of 93 to 95 per cent during 2007.
      With spot markets at record highs, charterers turned to the period market to cover cargoes, pushing timecharter rates higher and increasing opportunistic re-let activity. Shipyard order books swelled in the second and third quarters of 2007, resulting in a large tranche of new vessel capacity for delivery from late 2009 through 2011. Long lead times for new vessels has seen large premiums paid for second hand vessels in all segments.

Rio Tinto 2007 Form 20-F	94

Back to Contents

Exploration group

STRATEGIC OVERVIEW

The purpose of exploration is to increase the value of the Group by discovering or acquiring resources that can augment future cash flows.
     Adding value to a Group the size of Rio Tinto effectively means that exploration programmes must regularly return what others might call “company maker” discoveries. These are the largest and highest quality mineral deposits that the natural world has to offer, called Tier 1 resources.
      Exploration involves the identification, prioritisation and testing of geological targets. As less than 0.1 per cent of targets will actually deliver a discovery, a continuous flow of opportunities is required. Exploration success in Rio Tinto is defined as the discovery of a deposit that warrants detailed economic evaluation. Handover of the deposit to a product group evaluation team marks the end of the exploration phase.
      Greenfield exploration, which aims to establish new mineral businesses, involves geographic or commodity diversification away from existing Rio Tinto operations. Accountability for greenfield work lies with Rio Tinto Exploration (RTX).
     RTX is organised into regional multi-commodity teams. This gives the group local presence, an in depth understanding of the operating environment and a holistic view of geological terrains. At the same time, programmes are prioritised on a global basis so that only the best opportunities are pursued.
      There are currently five of these regional teams, which are supplemented by the Project Generation Group (PGG). PGG provides specialist commercial, technical and generative assistance and also co-ordinates all RTX research and development activities.
     At the end of 2007, RTX was actively exploring in 30 countries and assessing opportunities in a further 20 for a broad range of commodities including bauxite, copper, coking coal, iron ore, industrial minerals, diamonds, nickel and uranium. RTX employs about 250 geoscientists around the world and has a total complement of approximately 950 people.
     Brownfield exploration is directed at sustaining or expanding the value of existing Rio Tinto business units. Given that resources are the lifeblood of every mining operation, this is an essential business activity. Accountability for brownfield programmes lies with the business units, with RTX providing technical assistance.
      The brownfield environment provides the easiest opportunity for creating value through exploration. The reasons for this are clear – Rio Tinto controls highly prospective title around its existing operations and infrastructure, and economic thresholds are lower than in a greenfield setting. Moreover, Tier 1 resources – the giants of the mineral deposit world – tend to be found in clusters.

SAFETY

All injury frequency rate	per 200,000 hours

2003	1.30
2004	0.95
2005	0.55
2006	0.88
2007	1.10

2007 OPERATING PERFORMANCE

Two greenfield discoveries, the Chapudi thermal coal deposit in South Africa and the Kintyre uranium deposit in Western Australia, were transferred from RTX to product group evaluation teams. Kintyre is now being offered for sale. One Tier 1 brownfield discovery, the Caliwingina North channel iron deposit, was transferred to Pilbara Iron.
      Order of magnitude studies continued at the Bunder project (diamonds, India) and commenced at the Chilubane and Mutamba (ilmenite, Mozambique), Jarandol and Jadar (borates, Serbia) deposits. All are scheduled for completion in early to mid 2008. Negotiations continued with the Government of Indonesia on the Contract of Work for the Sulawesi nickel project.
     Significant progress at early stage RTX projects in Australia (zircon), Brazil (bauxite), Canada (potash), Colombia (bauxite) and the US (nickel) is expected to lead to commencement of new order of magnitude studies in the second half of 2008. Several other projects are showing early signs of encouragement and could be fast tracked into this stage.
     Exploration by the La Granja (Peru) evaluation team returned significant encouragement with the discovery of four new bodies of porphyry copper mineralisation. At the Bingham Canyon (US) copper mine, a substantial molybdenum deposit was identified located beneath the copper orebody. Adding to this discovery, which is still being delineated by deep drilling, was the recognition of new porphyry copper mineralisation beneath the southern pit wall. These two new zones of mineralisation point to further discovery potential.

Rio Tinto 2007 Form 20-F	95

Back to Contents

     On Freeport Block A in West Papua (Indonesia), drilling encountered a new zone of copper-gold skarn mineralisation at the Gap target located between the Grasberg and Ertsberg intrusions. Delineation drilling will be conducted from an exploration drift in 2008.
     On the Heruga concession of Entrée Gold near Oyu Tolgoi (Mongolia), operator Ivanhoe Mines announced discovery of the Heruga porphyry copper-gold deposit. Drill intersections included 454 metres at 0.50 per cent copper, 1.43 grams per tonne of gold, and 0.02 per cent molybdenum.
      Near the Eagle deposit (US), drilling by the evaluation team intersected high grade nickel-copper sulphide mineralisation at three satellite prospects. Delineation drilling is planned for 2008.
      At Energy Resources of Australia, the exploration and evaluation programme focused on infill drilling to support the previously announced mine extension, as well as the prefeasibility study into a further mine expansion. In 2008, attention will return to defining the Ranger 3 Deeps deposit.

FINANCIAL PERFORMANCE

2007 compared with 2006
“Exploration” expenditures reported by Rio Tinto include exploration and evaluation spends in both the greenfield and brownfield environments. Expenditure on brownfield projects reported separately in this Annual report by each of the Rio Tinto product groups is included in this summary.
      Net cash expenditure on exploration in 2007 was US$576 million, an increase of US$231 million over 2006. This primarily reflects the large number of high quality projects in the exploration and evaluation pipeline, net of US$197 million cash proceeds from the sale of the Peñasquito royalty, shares in Anatolia Minerals, the Southdown iron ore deposit and various other interests during 2007. The pre-tax charge to underlying earnings of US$321 million is net of US$253 million of total proceeds from the divestments mentioned above.

2006 compared with 2005
Net cash expenditure on exploration in 2006 was US$345 million, a US$81 million increase over 2005, reflecting an increase in the number of high quality projects in the exploration and evaluation pipeline, net of US$23 million cash proceeds from the sale of various interests, including Ashton Canada shares. The pre tax charge to underlying earnings in 2006 was US$237 million net of US$46 million of total proceeds from divestments.

Discoveries (Projects transferred to product group evaluation teams)
Year	Tier 1 discoveries	Tier 2 discoveries

2000	Potasio Rio Colorado (potash)	Kazan (trona)
2001	—	—
2002	Resolution (copper)	—
2003	—	Sari Gunay (gold)
2004	Simandou (iron ore)	Eagle (nickel)
2005	La Granja (copper)	Rio Grande (borates)
	Caliwingina (iron ore)	four Pilbara deposits (iron ore)
2006	—	—
2007	Caliwingina North (iron ore)	Chapudi (coal)
Kintyre (uranium)

Notes
Tier 1discoveries: Large, high quality deposits — the 20 per cent of deposits contributing 80 per cent of global production.
Tier 2 discoveries: Smaller or lower quality deposits — the 80 per cent of deposits contributing 20 per cent of global production.

Rio Tinto 2007 Form 20-F	96

Back to Contents

Technology and Innovation group

The Technology and Innovation group (T&I) had its origin in the combination of the Operational and Technical Excellence (OTX) organisation and the Group’s Improving performance together business improvement work in the areas of mining, processing, asset management and strategic production planning.
T&I’s focus is to be a partner in value delivery with Rio Tinto businesses by:

•	supporting implementation of leading practice and high value projects;
•	developing and implementing strategic innovation technologies; and
•	evaluating the technical risk of major capital and growth projects.

The group comprises a core team of technology professionals and a number of technology centres that develop leading practice and drive sustainable improvement in the areas of health, safety and environment (HSE), mining, processing, asset management, strategic production planning, and project development and evaluation. Key elements are common and visible measures of operational effectiveness, the improvement of analytical tools and enhanced functional development of staff capability.
      A further centre focuses on step change innovation to confer competitive advantage in development of orebodies likely to be available to Rio Tinto in the future.
     The total staff in T&I at year end was 387, compared with 368 at year end 2006. The increase was due to the higher level of growth activity characterising the resource sector.

2007 OPERATING PERFORMANCE

Health, Safety and Environment
The HSE Centre ensures that strategies and standards are in place to minimise HSE risk and drive performance. Activities support their implementation in the businesses and report results and performance trends to the board.
      Specific activities during 2007 included embedding the environmental standards and metrics within business units, to complement the health and safety standards. The safety strategy was reviewed to concentrate on safety leadership, culture and measurement, and recognition of performance. This places Rio Tinto as an industry leader in terms of performance in these areas. Implementing the product stewardship strategy via business systems has benefited market access and competitive advantage. Continued development of the HSEQ management systems and the integration of the Alcan business were also priorities for HSE.

Innovation
The Innovation Centre is designed to drive step change innovation for Rio Tinto in the five to ten year time frame. The relevant technologies are in mining, processing and energy.
     The activities in 2007 continued to focus on the block cave mining method of particular relevance to the large copper orebodies currently under development, remote monitoring in underground mining, in pit material sizing and conveying, data fusion in surface mining, process advances in ore sorting and comminution and modelling of heap leaching processes to enhance metal extraction.
      A significant commitment by Rio Tinto to automation has culminated in a strategic partnership with the Australian Centre for Field Robotics (ACFR) at the University of Sydney. This exclusive partnership leverages an early mover advantage with Komatsu on driverless haul trucks and is a natural extension of other activity which is expected to see the first fully integrated, autonomous mine in operation in the Pilbara in 2010.

Mining
The Mining Technology Centre addresses the core mine production processes. Specific activities in this area during 2007 focused on continuing to establish and disseminate leading practice in orebody knowledge, payload management in surface mining and reconciliation processes across the operations. Attention was also given to further improving Rio Tinto’s technical capability in rapid underground development and block cave design.

Processing
The Processing Technology Centre focuses on core metallurgical capability and delivery of processing operations. Specific activities in this area during 2007 focused on the implementation of a structured methodology designed to identify specific points of loss (throughput, recovery, and grade), understanding underlying causes behind the losses, and the development of projects to reduce or eliminate those losses across the Group’s processing operations. A key enabling activity around the use of Processing Global Metrics for fixed plants was introduced.

Asset Management
The Asset Management Centre focuses on the effective choice and deployment of the Group’s asset base in mining and processing. Activities in 2007 focused on the continued reliability and performance of physical assets across the Group, including the implementation of standards and internal “league tables” for maintenance of heavy mobile equipment

Rio Tinto 2007 Form 20-F	97

Back to Contents

such as trucks and shovels. This led to continued significant improvement in areas such as tyre life (a further five per cent added to the success of previous years), truck utilisation and economic extension of engine and component life. The centre also extended the range of its influence in 2007 to the reliability and performance of fixed plant assets across the Group.

Strategic Production Planning
The Strategic Production Planning Centre focuses mainly on a Group wide methodology to ensure orebodies are developed in the optimum sequence for the generation of maximum value. Specific attention is directed to the enhancement of the functional skill of planning staff and to regular review of the life of mine plans for all the Group’s mining operations.

Project Development and Evaluation
The Project Development and Evaluation Centre is the proponent of standards and guidelines for all aspects of capital projects, from pre-feasibility through to execution and commissioning. This covers major projects as well as minor projects implemented within business units. It holds a body of expertise to ensure the lessons from previous project developments are a resource to the project directors for the next generation of development.
      Evaluation staff are deliberately excluded from involvement in the formulation of major investment proposals, and the Evaluation team provides independent review and advice on the adequacy of risk identification and mitigation at key points in the approvals process. The team is also responsible for overseeing reserve estimation corporate governance within the Group.

Energy and climate change
The Group Chief Scientist monitors emerging global technology trends and identifies opportunities which could significantly enhance the Group’s operations. Particular attention is given towards technologies with the potential for step change reductions in the Group’s energy and greenhouse gas footprint. The Group Chief Scientist also assists product groups in positioning new and existing operations for reduced energy consumption, greenhouse gas emissions and energy costs.

Production Technology Services
Production Technology Services is the core team of technology professionals deployed across five global offices who provide the breadth of experience and multi disciplinary approach to support existing business activity and pursuit of new, profitable growth. They are deployed at the request of business units and the technology centres within T&I. Their offices are in Melbourne, Brisbane, Perth, Salt Lake City and Montreal. In addition, some staff reside in London to be readily accessible to the UK headquarters.

FINANCIAL PERFORMANCE

2007 compared with 2006
The charge against net earnings for the T&I group was US$78 million, compared with US$50 million in 2006. The increase was due to the higher level of activity, reflected also by higher staff numbers, and the continued development and deployment of leading operational practice across the Group.

2006 compared with 2005
The charge against net earnings for the group was US$50 million, compared with US$41 million in 2005. The increase was due to the greater level of activity, reflected also in the addition of staff.

Rio Tinto 2007 Form 20-F	98

Back to Contents

Financial review

Cash flow

2007 compared with 2006
Cash flow from operations, including dividends from equity accounted units, was a record US$12,569 million, 15 per cent higher than in 2006 due to the effect of higher earnings and favourable working capital movements.
      Tax paid for 2007 increased to US$3,421 million, US$622 million higher than for 2006 largely due to the delayed tax effect of the increased earnings in 2006 compared to 2005 and tax paid by Alcan. Net interest paid of US$489 million for 2007 was US$361million higher than 2006, arising mostly from Alcan acquisition debt arrangement costs and interest paid on the Alcan debt.
      The Group invested at record levels, in particular in expansion projects. Expenditure on property, plant and equipment and intangible assets was US$4,968 million in 2007, an increase of US$980 million over 2006. This included the completion of the second phase of the Dampier port and Yandicoogina iron ore mine expansions, as well as construction of the Hope Downs iron ore mine in Western Australia, the expansion of the Yarwun alumina refinery, the A418 dike construction at the Diavik diamond mine and the Madagascar ilmenite mine. The Group’s ongoing and recently approved capital projects, which will impact future year’s cash flows are on pages 12 to 13.
      The net cash cost of acquisitions in 2007 was US$37,526 million, which was net of US$13 million related to disposals. Almost all of the acquisition cost related to Alcan. The acquisition was financed by US$38 billion of syndicated bank loans. Acquisitions less disposals were US$279 million in 2006 mainly relating to the acquisition of an initial stake in Ivanhoe Mines.
      Dividends paid in 2007 of US$1,507 million were US$1,066 million lower than dividends paid in 2006 which included a special dividend of US$1.5 billion. The share buy back programme was discontinued after the announcement of the Alcan acquisition on 12 July 2007: returns to shareholders from the on-market buy back of Rio Tinto plc shares in 2007 totalled US$1,611 million (net of US$13 million proceeds from the exercise of options), compared with US$2,339 million in 2006.

2006 compared with 2005
Cash flow from operations, including dividends from equity accounted units, was US$10,923 million, 36 per cent higher than in 2005. The increase was mainly due to increased profits. There was a cash outflow on working capital in both years reflecting higher receivables across all product groups due to higher metal prices and sales volumes. The cash outflow on inventory was US$454 million in 2006 compared to US$249 million in 2005, partly due to increased operating activity and production costs.
     Expenditure on property, plant and equipment and intangible assets was US$3,988 million in 2006, an increase of US$1,434 million over 2005. This included the second phase of the Dampier port and Yandicoogina iron ore mine expansions, as well as construction of the Hope Downs iron ore mine in Western Australia, the A418 dike construction at the Diavik diamond mine, the Madagascar ilmenite mine and the capacity increases at Rio Tinto Energy America.
      Tax paid in 2006 increased to US$2,799 million, US$1,782 million higher than in 2005. The increase reflected higher profits including the lag effect of tax payments on higher profits from 2005.
      Acquisitions less disposals were US$279 million in 2006 mainly relating to the acquisition of an initial stake in Ivanhoe Mines. In 2005, there were net proceeds of disposal arising mainly from the sale of the Group’s interest in Lihir.
     Dividends paid in 2006 of US$2,573 million were US$1,432 million higher than dividends paid in 2005. These included the special dividend totalling US$1.5 billion which was paid to shareholders in April 2006. Capital management activity also included the on market buyback of Rio Tinto plc shares in 2006, comprising US$2,299 million from the 2006–2007 programme and US$95 million in January from the 2005–2006 programme (before deducting US$24 million proceeds from the exercise of options). In 2005 an off market buyback of Rio Tinto Limited shares returned US$774 million to shareholders and an on market buyback of Rio Tinto plc shares returned US$103 million.

Balance sheet
Rio Tinto commissioned expert valuation consultants to advise on the fair values of Alcan’s assets. As required under International Financial Reporting Standards (IFRS), the tangible and intangible assets of the acquired business have been uplifted to fair value. The residue of the purchase price not allocated to specific assets and liabilities has been attributed to goodwill. The provisional values incorporated in the 2007 Financial statements will be subject to revision within 12 months of the date of acquisition as permitted by the relevant accounting standard, IFRS 3. Details of the Alcan assets acquired are included in note 41 to the 2007 Financial statements.
      The completion of the Alcan acquisition was financed under a US$40 billion syndicated bank loan at floating interest rates of which US$38 billion was drawn down. This, together with the debt held by Alcan on acquisition, resulted in an increase in net debt of US$42.8 billion to US$45.2 billion at 31 December 2007 of which US$8.1 billion is classified as short term borrowings. The US$40 billion loan is split into four facilities with final maturities ranging up to five years. Facilities A and B of this acquisition related debt are subject to mandatory prepayment to the extent of the net proceeds from disposals of assets and from the raising of funds through capital markets, under specific thresholds

Rio Tinto 2007 Form 20-F	99

Back to Contents

and conditions. Debt to total capital rose to 63 per cent and interest cover was 20 times. In addition, the Group’s share of the third party net debt of equity accounted units totalled US$0.7 billion at 31 December 2007. US$0.3 billion of this debt is with recourse to the Rio Tinto Group.
     Goodwill arising from the Alcan acquisition relating to subsidiaries was US$14.5 billion and that relating to equity accounted units was US$2.8 billion. The future economic benefits represented by the goodwill include those associated with synergies, future development and expansion projects and the assembled workforce. The Group has decided to dispose of Alcan Packaging, which is presented in the balance sheet in the lines: ‘Assets held for sale’ and ‘Liabilities of disposal groups held for sale’.
    Net assets attributable to Rio Tinto shareholders increased by US$6.5 billion. The increase reflected profit after tax attributable to Rio Tinto shareholders of US$7.3 billion less returns to shareholders of US$2.8 billion comprising US$1.5 billion of dividends and US$1.3 billion of share buybacks. In addition, there was a positive currency translation effect of US$1.9 billion as the Australian dollar, the Canadian dollar and the Euro all strengthened against the US dollar.

Financial risk management
The Group’s policies with regard to financial risk management are clearly defined and consistently applied. They are a fundamental part of the Group’s long term strategy covering areas such as foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk and capital management. From 1 January 2008, Rio Tinto Alcan has adopted the Rio Tinto Group policy on trading and hedging. The acquisition of Alcan impacted the Group’s market risk exposures, in particular, increasing the Group’s exposure to changes in interest rates and the aluminium price.
     The Group’s business is finding, mining and processing mineral resources, and not trading. Generally, the Group only sells commodities it has produced but may purchase commodities to satisfy customer contracts from time to time and to balance the loading on production facilities. In the long term, natural hedges operate in a number of ways to help protect and stabilise earnings and cash flow.
     The Group has a diverse portfolio of commodities and markets, which have varying responses to the economic cycle. The relationship between commodity prices and the currencies of most of the countries in which the Group operates provides further natural protection in the long term. In addition, the Group’s policy of borrowing at floating US dollar interest rates helps to counteract the effect of economic and commodity price cycles. These natural hedges significantly reduce the necessity for using derivatives or other forms of synthetic hedging. Such hedging is therefore undertaken to a strictly limited degree, as described in the sections on currency, interest rate, commodity price exposure and treasury management below.
      The Group’s 2007 Financial statements and disclosures show the full extent of its financial commitments including debt.
     The risk factors to which the Group is subject that are thought to be of particular importance are summarised on pages 5 to 7.
     The effectiveness of internal control procedures continues to be a high priority in the Rio Tinto Group. The Boards’ statement on internal control is included under Corporate governance on page 150.

Liquidity and capital resources
The Group’s total capital is defined as Rio Tinto’s shareholders’ funds plus amounts attributable to outside equity shareholders plus net debt. The Group’s over-riding objectives when managing capital are to safeguard the business as a going concern; to maximise returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure in order to reduce the cost of capital.
     The unified credit status of the Group is maintained through cross guarantees whereby contractual obligations of Rio Tinto plc and Rio Tinto Limited are automatically guaranteed by the other. Rio Tinto plc and Rio Tinto Limited continue to maintain solid investment grade credit ratings from Moody’s and Standard and Poor’s, despite the credit rating downgrade announced on completion of the Alcan acquisition. These ratings continue to provide access to global debt capital markets in significant depth. Credit ratings are not a recommendation to purchase, hold or sell securities, and are subject to revision or withdrawal at any time by the ratings organisation.
     Rio Tinto does not have a target debt/equity ratio, but has a policy of maintaining a flexible financing structure so as to be able to take advantage of new investment opportunities that may arise. Following the acquisition of Alcan, the Group has publicly stated an objective to reduce its debt to equity ratio from current levels through a targeted asset divestment programme and through operating cash flows to a level consistent with a ‘single-A’ credit rating. This policy is balanced against the desire to ensure efficiency in the debt/equity structure of the Rio Tinto balance sheet in the longer term through pro-active capital management programmes.
     On 12 February 2008 the Group announced the sale of its interest in the Greens Creek mine for US$750 million. On 5 March 2008 the Group completed the sale of its interest in the Cortez joint venture to its partner for a cash consideration of US$1,695 million plus deferred and contingent consideration.
     The Group maintains backup liquidity for its commercial paper programme and other debt maturing within 12 months by way of bank standby credit facilities, which totalled US$3.7 billion (undrawn) at 31 December 2007. The Group’s committed bank standby facilities contain no financial undertakings relating to interest cover and are not

Rio Tinto 2007 Form 20-F	100

Back to Contents

affected to any material extent (other than an increase in interest margin) by a reduction in the Group’s credit rating. The main covenant in the Rio Tinto group relates to a financial covenant over Corporate debt drawn under the Syndicated Acquisition Facility, for which a compliance certificate must be produced attesting a certain ratio of Net Borrowings to EBITDA. There are no covenants relating to corporate debt which are under negotiation at present. The Group’s policy is to centralise debt and surplus cash balances wherever possible.
     As at 31 December 2007, the Group had contractual cash obligations arising in the ordinary course of business as follows:

Contractual cash obligations
		Less than 1	Between 1	Between 3	After 5
	Total	year	and 3 years	and 5 years	years
	US$ m	US$ m	US$ m	US$ m	US$ m

Expenditure commitments in relation to:
Operating leases	1,782	283	517	468	514
Other (mainly capital commitments)	3,978	3,113	801	64	—

Long term debt and other financial obligations
Debt (a)	47,019	8,263	21,069	13,335	4,352
Interest payments (b)	9,238	2,310	3,184	1,660	2,084
Unconditional purchase obligations (c)	7,271	1,525	1,571	1,079	3,096
Other (mainly trade creditors)	7,295	6,144	639	363	149

Total	76,583	21,638	27,781	16,969	10,195

Notes
(a)	Debt obligations include bank borrowings repayable on demand.
(b)	Interest payments have been projected using the interest rate applicable at 31 December, 2007, including the impact of interest rate swap agreements where appropriate. Much of the debt is subject to variable interest rates. Future interest payments are subject, therefore, to change in line with market rates.
(c)	Unconditional purchase obligations relate to commitments to make payments in the future for fixed or minimum quantities of goods or services at fixed or minimum prices. The future payment commitments have not been discounted and mainly relate to commitments under ‘take or pay’ power and freight contracts. They exclude unconditional purchase obligations of jointly controlled entities apart from those relating to the Group’s tolling arrangements.

Information regarding the Group’s pension commitments and funding arrangements is provided in the Post retirement benefits section of this Financial review and in note 49 to the 2007 Fnancial statements. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which the Group operates. In some countries there are statutory minimum funding requirements while in others the Group has developed its own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions will usually depend upon the performance of investment markets. Depending on the country and plan in question the funding level will be monitored quarterly, bi-annually or annually and the contribution amount amended appropriately. Consequently it is not possible to predict with any certainty the amounts that might become payable in 2009 onwards. The impact on cash flow in 2007 of the Group’s pension plans, being the employer contributions to defined benefit and defined contribution pension plans, was US$246 million. In addition there were contributions of US$30 million in respect of unfunded healthcare schemes. Contributions to pension plans for 2008 are estimated to be around US$220 million higher than for 2007. This is predominantly due to the inclusion of the Alcan plans for the full year, although it is also partly due to changes in funding rules in the US. Healthcare plans are unfunded and contributions for future years will be equal to benefit payments and therefore cannot be predetermined.
     Information regarding the Group’s close down and restoration obligations is provided in the relevant section of this review and in note 27 to the 2007 Financial statements. Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the relevant operation. Generally, the Group’s close down and restoration obligations to remediate in the long term are not fixed as to amount and timing and are not therefore included in the above table.
     On the basis of the levels of obligations described above, the unused capacity under the Group’s commercial paper and European Medium Term Notes programmes, the Group’s anticipated ability to access debt and equity capital markets in the future and the level of anticipated free cash flow, the Group believes that it has sufficient short and long term sources of funding available to meet its working capital requirements.

Dividends and capital management
Rio Tinto’s progressive dividend policy aims to increase the US dollar value of dividends over time, without cutting them in economic downturns.
     Dividends paid on Rio Tinto plc and Rio Tinto Limited shares are equalised on a net cash basis; that is without taking into account any associated tax credits. Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable to the US dollar two days prior to the announcement of dividends. Holders of American Depositary Receipts (ADRs) receive a US dollar dividend at the rate declared. Changes in exchange rates

Rio Tinto 2007 Form 20-F	101

Back to Contents

could result in a reduced sterling or Australian dollar dividend in a year in which the US dollar value is maintained or increased. The interim dividend for each year in US dollar terms will be equivalent to 50 per cent of the total US dollar dividends declared in respect of the previous year.
     The Group announced a re-basing of its ordinary dividend in February 2007, increasing the full year ordinary dividend in respect of 2006 by 30 per cent to 104 US cents. The 2007 full year ordinary dividend represents a 31 per cent increase on 2006. In addition, the Group has announced an intention to increase its annual dividend by at least 20 per cent in each of 2008 and 2009.
     Final 2007 dividends to Rio Tinto Limited shareholders will be fully franked. The board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the reasonably foreseeable future.
     On 2 February 2006 the Group announced a US$4 billion capital management programme which was subsequently increased to US$7 billion in October 2006. The capital return was comprised of a US$1.5 billion special dividend (US$1.10 per share) paid in April 2006 which was paid concurrently with the 2005 final ordinary dividend, but did not form part of the Group’s progressive ordinary dividend policy, and an initial US$2.5 billion share buyback programme (increased to US$5.5 billion) to be completed over the remaining period to the end of 2007. The programme was suspended on 12 July 2007 at the time the Alcan offer was announced, by which time US$3.9 billion had been completed under the US$7 billion capital management programme, bringing the total cash returned to shareholders under announced capital management programmes since 2005 to US$6.4 billion.

Treasury management and financial instruments
Treasury operates as a service to the business of the Rio Tinto Group and not as a profit centre. Strict limits on the size and type of transaction permitted are laid down by the Rio Tinto board and are subject to rigorous internal controls.
     Rio Tinto does not acquire or issue derivative financial instruments for trading or speculative purposes; nor does it believe that it has exposure to such trading or speculative holdings through its investments in joint ventures and associates. Derivatives are used to separate funding and cash management decisions from currency exposure and interest rate management. The Group uses interest rate and cross currency interest rate swaps in conjunction with longer term funds raised in the capital markets to achieve a predominantly floating rate obligation which is consistent with the Group’s interest and exchange rate policies, primarily US dollar LIBOR. No material exposure is considered to exist by virtue of the possible non performance of the counterparties to financial instruments held by the Group.
     Derivative contracts are carried at fair value based on published price quotations for the period for which a liquid active market exists. Beyond this period, Rio Tinto’s own assumptions are used.

Off balance sheet arrangements
In the ordinary course of business, to manage the Group’s operations and financing, Rio Tinto enters into certain performance guarantees and commitments for capital and other expenditure.
     The aggregate amount of indemnities and other performance guarantees, on which no material loss is expected, including those related to joint ventures and associates, was US$739 million at 31 December 2007.
     Other commitments include capital expenditure, operating leases and unconditional purchase obligations as set out in the table of contractual cash obligations, included in the liquidity and capital resources section above.

Exchange rates, reporting currencies and currency exposure
Rio Tinto’s shareholders’ equity, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s sales and the countries in which it operates. The US dollar, however, is the currency in which the great majority of the Group’s sales are denominated. Operating costs are influenced by the currencies of those countries where the Group’s mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian and Canadian dollars and the Euro are the most important currencies (apart from the US dollar) influencing costs. In any particular year, currency fluctuations may have a significant impact on Rio Tinto’s financial results. A weakening of the US dollar against the currencies in which the Group’s costs are determined has an adverse effect on Rio Tinto’s underlying earnings.
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
     The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency financial assets and liabilities. They should therefore be used with care.

Rio Tinto 2007 Form 20-F	102

Back to Contents

		Effect on net and
		underlying earnings
	Average	of 10% change in
	exchange rate	full year average
	for 2007	+/- US$m

Australian dollar (a)	84 US cents	494
Canadian dollar (a)	93 US cents	203
Euro	137 US cents	65
Chilean peso	$1 = 523 pesos	12
New Zealand dollar	73 US cents	17
South African rand	14 US cents	55
UK sterling	200 US cents	24

(a)	The sensitivities in the 2007 column are based on 2007 prices, costs and volumes and assume that all other variables remain constant, except that a full years’ volumes are included for Alcan where indicated.

Given the dominant role of the US currency in the Group’s affairs, the US dollar is the currency in which financial results are presented both internally and externally. It is also the most appropriate currency for borrowing and holding surplus cash, although a portion of surplus cash may also be held in other currencies, most notably Australian dollars, Canadian dollars and the Euro. This cash is held in order to meet short term operational and capital commitments and, for the Australian dollar, dividend payments. The Group finances its operations primarily in US dollars, either directly or using cross currency interest rate swaps. A substantial part of the Group’s US dollar debt is located in subsidiaries having a US functional currency.
     However, certain US dollar debt and other financial assets and liabilities including intragroup balances are not held in the functional currency of the relevant subsidiary. This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that accounts for those assets and liabilities. These exchange gains and losses are recorded in the Group’s income statement except to the extent that they can be taken to equity under the Group’s accounting policy which is explained in note 1 of the 2007 Financial statements. Gains and losses on US dollar net debt and on intragroup balances are excluded from underlying earnings. Other exchange gains and losses are included in underlying earnings.
     The Group does not generally believe that active currency hedging of transactions would provide long term benefits to shareholders. Currency protection measures may be deemed appropriate in specific commercial circumstances and are subject to strict limits laid down by the Rio Tinto board, typically hedging of capital expenditure and other significant financial items such as tax and dividends. There is a legacy of currency forward contracts used to hedge operating cash flow exposures which were acquired with Alcan and the North companies. Details of currency derivatives held at 31 December 2007 are set out in note 34 to the 2007 Financial statements.
     The sensitivities below give the estimated effect on underlying earnings, net earnings and equity of a ten per cent change in the full year closing US dollar exchange rate, assuming that each exchange rate moved in isolation. The sensitivities are based on financial assets and liabilities held at 31 December 2007, where balances are not denominated in the functional currency of the subsidiary. A strengthening of the US dollar would result in exchange gains based on financial assets and financial liabilities held at 31 December 2007. These balances will not remain constant throughout 2008, however, and therefore these numbers should be used with care.

		Effect on	Of which	Effect of
		net	amount	items
		earnings of	impacting	impacting
	Closing	10%	underlying	directly on
	exchange rate	change	earnings	equity
	US cents	US$m	US$m	US$m

Functional currency of business unit:
Australian dollar	88	204	99	(20)
Canadian dollar	101	(3)	53	—
South African rand	15	14	12	(4)
Euro	147	33	14	149
New Zealand dollar	78	(9)	3	—

(a)	The sensitivities show the net sensitivity of US dollar exposures in Australian dollar functional currency companies, for example, and Australian dollar exposures in US dollar functional currency companies.
(b)	The sensitivities indicate the effect of a ten per cent strengthening of the US dollar against each currency.

The Group has changed its disclosure of market risk sensitive instruments from a tabular basis to a sensitivity analysis basis for consistency with the requirements of IFRS 7, the international accounting standard on financial instrument disclosure which the Group has adopted in its financial statements this year.
     Sensitivities as at 31 December 2006 were as shown below.

Rio Tinto 2007 Form 20-F	103

Back to Contents

			Of which
			amount	Effect of items
		Effect on net	impacting	impacting
	Closing	earnings of 10%	underlying	directly on
	exchange rate	change	earnings	equity
	US cents	US$m	US$m	US$m

Functional currency of business unit:
Australian dollar	79	37	56	(30)
Canadian dollar	86	(29)	12	-
South African rand	14	(6)	5	-
New Zealand dollar	71	(15)	3	-

In addition, some US dollar functional currency companies are exposed to exchange movements on local currency deferred tax balances. The only material exposure is to the Canadian dollar and a ten per cent strengthening of the US dollar would reduce underlying earnings based on 2007 balances by US$96 million. This would offset the US$53 million gain shown above. There was no similar exposure at 31 December 2006.
      The functional currency of many operations within the Rio Tinto Group is the local currency in the country of operation. Alcan’s aluminium and alumina producing operations use a US dollar functional currency including those in Canada and Australia. Foreign currency gains or losses arising on translation to US dollars of the net assets of non US functional currency operations are taken to equity and, with effect from 1 January 2004, recorded in a currency translation reserve. A weakening of the US dollar would have a positive effect on equity. The approximate translation effects on the Group’s net assets of ten per cent movements from the year end exchange rates are as follows:

		2007
		Effect on net assets
	Closing	of 10% change in
	exchange rate	closing rate
	US cents	+/- US$m

Australian dollar	88	1,583
Euro	147	568
Canadian dollar	101	255

These net assets will not remain constant, however, and therefore these numbers should be used with care.

Interest rates
Rio Tinto’s interest rate management policy is generally to borrow and invest at floating interest rates. This approach is based on the historical correlation between interest rates and commodity prices. In some circumstances, an element of fixed rate funding may be considered appropriate. Rio Tinto hedges interest rate and currency risk on most of its foreign currency borrowings by entering into cross currency interest rate swaps in order to convert fixed rate foreign currency borrowings to floating rate US dollar borrowings. At the end of 2007, US$4.9 billion (2006: US$1.2 billion) of the Group’s debt was at fixed rates after taking into account interest rate swaps and finance leases. Based on the Group’s net debt at 31 December 2007, the effect on the Group’s net earnings of a half percentage point increase in US dollar LIBOR interest rates with all other variables held constant, would be a reduction of US$158 million (2006: US$3 million). These balances will not remain constant throughout 2008, however, and therefore these numbers should be used with care.

Commodity prices
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits laid down by the Rio Tinto Board and to rigid internal controls. Rio Tinto’s exposure to commodity prices is diversified by virtue of its broad commodity spread and the Group does not generally believe commodity price hedging would provide long term benefit to shareholders. The Group may hedge certain commitments with some of its customers or suppliers. Details of commodity derivatives held at 31 December 2007 are set out in note 34 to the 2007 Financial statements. The forward contracts to sell copper were entered into as a condition of the refinancing of Palabora in 2005. The aluminium forward contracts and embedded derivatives were acquired with Alcan.
      Metals such as copper and aluminium are generally sold under contract, often long term, at prices determined by reference to prevailing market prices on terminal markets, such as the London Metal Exchange and COMEX in New York, usually at the time of delivery. Prices fluctuate widely in response to changing levels of supply and demand but, in the long run, prices are related to the marginal cost of supply. Gold is also priced in an active market in which prices respond to daily changes in quantities offered and sought. Newly mined gold is only one source of supply; investment and disinvestment can be important elements of supply and demand. Contract prices for many other natural resource products including iron ore and coal are generally agreed annually or for longer periods with customers, although volume commitments vary by product.
      Certain products, predominantly copper concentrate, are ‘provisionally priced’, ie the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Revenue on provisionally priced sales is

Rio Tinto 2007 Form 20-F	104

Back to Contents

recognised based on estimates of fair value of the consideration receivable based on forward market prices. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper, for which there exists an active and freely traded commodity market such as the London Metal Exchange and the value of product sold by the Group is directly linked to the form in which it is traded on that market. At the end of 2007 the Group had 270 million pounds of copper sales (2006: 324 million pounds) that were provisionally priced at 304 US cents per pound (2006: 287 US cents per pound). The final price of these sales will be determined in 2008. The impact on earnings of a ten per cent change in the price of copper for the provisionally priced sales would be US$58 million (2006: US$66 million).
      Approximately 53 per cent of Rio Tinto’s 2007 net earnings from operating businesses came from products whose prices were terminal market related and the remainder came from products priced by direct negotiation.
      The Group continued to achieve high prices for its products in 2007, and its assessment of the economic and demand outlook remains very positive, despite recent unsettled conditions in the financial markets. The strong increases seen in global minerals demand are driven by demographic and economic fundamentals in fast growing countries like China and India, whose large populations continue to urbanise. These long term trends are driven by domestic developments in those countries, and are therefore insulated to a significant extent from any potential near term weakness in western economies.
      The approximate effect on the Group’s underlying and net earnings of a ten per cent change from the full year average market price in 2007 for the following products would be:

			Effect on underlying
			and net earnings of
		Average	US$ 10% change in
		market price	full year average
	Unit	for 2007	+/- US$m

Copper	pound	3.24	360
Aluminium (a)	pound	1.20	678
Gold	ounce	691	64
Molybdenum	pound	30	69
Iron ore	dmtu	n/a	457

(a)	The above sensitivities are based on 2007 volumes except that a full year impact from Alcan has been included where indicated.

The sensitivities give the estimated impact on net earnings of changes in prices assuming that all other variables remain constant. These should be used with care. As noted previously, the relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.
      The table below summarises the impact of changes in the market price on the following commodity derivatives including those aluminium and option contracts embedded in electricity purchase contracts outstanding at 31 December 2007. The impact is expressed in terms of the resulting change in the Group’s net earnings for the year or, where applicable, the change in equity. The sensitivities are based on the assumption that the market price increases by ten per cent with all other variables held constant. The Group’s ‘own use contracts’ are excluded from the sensitivity analysis below as they are outside the scope of IAS 39. Own use contracts are contracts to buy or sell non financial items that can be net settled but were entered into and continue to be held for the purpose of the receipt or delivery of the non financial item in accordance with the business unit’s expected purchase, sale or usage requirements.
      These sensitivities should be used with care. The relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.

		Effect of items
		impacting directly
	Effect on underlying	on Rio Tinto share
	and net earnings of	of equity of 10%
	10% increase from	increase from
	year end price	year end price
	US$m	US$m

Copper	—	40
Coal	—	25
Aluminium	41	50

	41	115

Rio Tinto 2007 Form 20-F	105

Back to Contents

Sensitivities as at 31 December 2006 were as shown below:

	Effect on underlying	Effect of items
	and net earnings of	impacting directly
	10% increase from	on Rio Tinto share
	year end price	of equity of 10%
		increase from
		year end price
	US$m	US$m

Copper	—	49
Coal	—	20

	—	69

Sales revenue
The table below shows published ‘benchmark’ prices for Rio Tinto’s commodities for the last three years where these are publicly available, and where there is a reasonable degree of correlation between the benchmark and Rio Tinto’s realised prices. The prices set out in the table are the averages for each of the calendar years, 2005, 2006 and 2007. The Group’s sales revenue will not necessarily move in line with these benchmarks for a number of reasons which are discussed below.

			2007	2006	2005
Commodity	Source	Unit	US$	US$	US$

Aluminium	LME	pound	1.20	1.16	0.86
Copper	LME	pound	3.24	3.06	1.66
Gold	LBMA	ounce	691	602	444
Iron ore	Australian benchmark (fines) (a)	dmtu (b)	0.79	0.71	0.55
Molybdenum	Metals Week: quote for dealer oxide price	pound	30	25	31

Notes
(a)	average for the calendar year
(b)	dry metric tonne unit

The discussion of revenues below relates to the Group’s gross revenue from sales of commodities, including its share of the revenue of equity accounted units, as included in the Financial Information by Business Unit in the 2007 Financial statements.
     The sales revenues of the Iron Ore group increased by 27 per cent in 2007 compared with 2006. There was a 9.5 per cent increase in the benchmark price, mainly effective from 1 April 2007 which resulted in an 11 per cent increase in the average Australian iron ore fines benchmark for the calendar year. Sales achieved the benchmark price throughout the year. The price outlook for the 2008 contract year remains very positive, with spot prices in China substantially above prevailing contract prices. In addition to higher prices, sales revenues at Hamersley Iron were higher from record production following completion of the second phase of the Dampier port upgrade and the Tom Price brownfield and Yandicoogina JSE mine expansions.
     At IOC, volumes were lower as a result of a seven week strike in the first and second quarters of the year and this was only partly mitigated by higher prices.
     The Australian iron ore fines benchmark increased by 19 per cent in April 2006. This together with higher volumes at Hamersley contributed to an increase in the Group’s iron ore revenue of 26 per cent in 2006 against 2005.
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
     Asian seaborne thermal coal prices continued to rise sharply throughout 2007 mainly due to supply disruptions from key producing countries. Issues relating to infrastructure controlled by external parties are likely to maintain market tightness for the foreseeable future. Published thermal coal benchmarks in Australia improved by 33 per cent in the calendar year whilst coking coal benchmarks decreased by 13 per cent.
     Revenues of the Group’s Australian coal operations decreased by three per cent in 2007 with lower thermal coal sales largely attributable to infrastructure constraints and a severe weather event. In general, production at the Australian coal mines continued to be constrained by rail and port constraints in Queensland and New South Wales and reduced tonnage of rail and port allotments in Queensland, which curtailed mined production, despite the generally favourable market conditions.
     Revenues of the Group’s Australian coal operations increased by two per cent in 2006. There was a sustained increase in the received price for thermal coal. This benefit was largely offset by lower coking coal sales because of market weakness and the delay in thermal coal shipments arising from congestion at Newcastle. Published market indications for Australian thermal coal showed a slight increase in thermal coal prices in 2006 and a seven per cent increase in the coking coal benchmark price.

Rio Tinto 2007 Form 20-F	106

Back to Contents

     In the US, published market indications of spot prices for Wyoming Powder River Basin thermal coal 8800 BTU (0.80 sulphur) show a decrease of around 20 per cent for the average spot price in 2007 compared with 2006. However, Rio Tinto Energy America’s revenues increased by nine per cent in 2007 with improved realised prices. Rio Tinto Energy America has long term contracts and this increased revenue was primarily a result of the replacement of below market legacy contracts with new contracts at current market pricing in 2006 and earlier years. Revenues increased by 19 per cent in 2006 against 2005, with higher realised prices for Powder River Basin coal and increased volumes. Despite increased volatility in the spot market and a marginal decline in long term sales volumes the market sentiment for uranium remained positive through 2007. Supply from a number of producers fell short of expectations in 2007 while the outlook for demand increased as new-build programmes gathered pace, particularly in China. Higher utilisation rates were also experienced in the nuclear industry. These factors have contributed to tighter markets and an improvement in the longer term outlook for uranium demand.
     Large swings in the spot price, driven by speculative behaviour by hedge funds and investors, created a degree of uncertainty in the uranium market. The resultant effect was a de-linking of the spot and long term prices and a reduction in contracting as fuel buyers monitored movements in the market. Despite this, long term prices grew strongly in the early part of the year and remained firm thereafter. Information included in the RWE NUKEM Inc. Price Bulletin indicated price increases of 99 per cent in 2007 and 71 per cent in 2006 for uranium oxide. The large increases reported in the Price Bulletin are not fully reflected in the revenues for the period because uranium oxide is typically sold on long term contracts with pricing determined for several years beyond the commencement of the contracts.
     The Group’s uranium revenue increased by 69 per cent in 2007 and 27 per cent in 2006 as a result of higher prices with Rössing, in particular, benefiting from positive market conditions and improved pricing. Prices at ERA continued to benefit from the gradual replacement of legacy contracts with newer contracts written in an environment of higher prices.
     The average aluminium price of 120 US cents per pound was three per cent above the 2006 average price. Global demand growth for 2007 is expected to exceed ten per cent. Rising LME inventories towards the end of 2007 and strong growth in global output pushed aluminium prices lower in the second half of the year. The Group anticipates strong demand and growing supply constraints in China.
      The Aluminium group’s sales revenues are from aluminium and related products such as alumina and bauxite. Alcan’s sales revenue for the two months from acquisition, which includes revenue from Engineered Products, was US$3,798 million. Rio Tinto Aluminium’s sales revenue increased by one per cent in 2007 reflecting higher volume and price for bauxite and aluminium and lower volume and price for alumina. Revenue increased by 27 per cent in 2006. Average aluminium prices quoted on the LME increased by 35 per cent against 2005 but achieved spot alumina prices were lower than in 2005.
     The Copper group also produces gold and molybdenum as significant co-products. The average copper price of 324 US cents per pound was six per cent above the 2006 average price. The gold price averaged US$691 per ounce, an increase of 15 per cent on the prior year, whilst the average molybdenum price was US$30 per pound, an increase of 20 per cent compared with 2006. Total Copper Group sales revenues in 2007 increased by 20 per cent over 2006. Copper revenues increased by 17 per cent reflecting higher volumes at KUC and Escondida as well as higher prices. Gold revenue increased by 69 per cent with higher volumes at Kennecott Minerals and the Grasberg joint venture. Molybdenum revenue was nine per cent higher than in 2006 with lower volumes as a result of lower ore grade and higher limestone levels in the orebody partly offsetting the improved prices.
     The total Copper group sales revenues in 2006 increased by 46 per cent over 2005. Copper revenues increased by 77 per cent, broadly in line with the 84 per cent increase in the LME price. Lower grades and therefore volumes at Freeport more than offset the higher volumes at the other copper operations. A 22 per cent decrease in gold revenue was also attributable to lower grades at Freeport which outweighed the effect of the 36 per cent increase in the gold price. Molybdenum revenue was only six per cent down on 2005 with record production at KUC offsetting much of the effect of the 20 per cent fall in price.
     Industrial Minerals sales are made under contract at negotiated prices. Revenue from industrial minerals increased by 11 per cent in 2007 and five per cent in 2006. This was mainly attributable to higher sales volumes of titanium dioxide chloride feedstock.
     Diamonds prices realised by Rio Tinto depend on the size and quality of the diamonds in the product mix. Diamond sales revenue increased by 22 per cent in 2007 against 2006 with higher sales volumes and polished pink tender prices at Argyle, and higher volumes at Diavik. The tight supply outlook for rough diamonds is expected to support demand in 2008, especially for better quality rough diamonds produced by Diavik. The 22 per cent decrease in Diamond Group revenue in 2006 against 2005 was almost wholly attributable to the softer markets experienced by Argyle which resulted in surplus rough diamonds being held in inventory at the end of the year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Dual listed company reporting
As explained in detail in the Outline of dual listed companies’ structure and basis of financial statements in the 2007 Financial statements, the consolidated financial statements of the Rio Tinto Group deal with the results, assets and liabilities of both of the dual listed companies, Rio Tinto plc and Rio Tinto Limited, and their subsidiaries. In other

Rio Tinto 2007 Form 20-F	107

Back to Contents

words, Rio Tinto plc and Rio Tinto Limited are viewed as a single parent company with their respective shareholders being the shareholders in that single company.
      The US dollar is the presentation currency used in these financial statements, as it most reliably reflects the Group’s global business performance.

Ore reserve estimates
Rio Tinto estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the JORC code). Where relevant, the IFRS financial statements are based on the reserves, and in some cases mineral resources, determined under the JORC code.
     For the purposes of this combined Annual report on Form 20-F estimates of ore reserves have been computed in accordance with the SEC’s Industry Guide 7, rather than in accordance with the JORC code, and are shown on pages 32 to 42. Ore reserves presented in accordance with SEC Industry Guide 7 do not exceed the quantities that, it is estimated, could be extracted economically if future prices were to be in line with the average of historical prices for the three years to 30 June 2007, or contracted prices where applicable. For this purpose, contracted prices are applied only to future sales volumes for which the price is predetermined by an existing contract; and the average of historical prices is applied to expected sales volumes in excess of such amounts. Moreover, reported ore reserve estimates have not been increased above the levels expected to be economic based on Rio Tinto's own long term price assumptions. Therefore, a reduction in commodity prices from the three year average historical price levels would not necessarily give rise to a reduction in reported ore reserves.
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

Acquisition accounting
On the acquisition of a subsidiary, the purchase method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition.
     Rio Tinto acquired Alcan Inc during the year. The Group commissioned valuation consultants to advise on the fair values and asset lives of Alcan’s assets. The residue of the purchase price not allocated to specific assets and liabilities has been attributed to goodwill. The provisional values and asset lives incorporated in the 2007 Financial statements will be subject to revision within 12 months of the date of acquisition as permitted by IFRS 3 ‘Business Combinations’.

Asset carrying values
Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment provisions in a particular year. In 2007, the Group’s results included net impairment charges of US$58 million (US$113 million after tax and outside shareholders interests). An impairment charge was recognised at Argyle, which was partially offset by impairment reversals at Palabora and Tarong Coal. In 2006, the Group’s results included net impairment reversals of US$396 million (US$44 million after tax and outside shareholders interests). Impairments were reversed at KUC and IOC, which more than offset impairment charges at Argyle and Tarong Coal. There were no significant impairment charges or reversals in 2005.
     When such events or changes in circumstances impact on a particular asset or cash generating unit, its carrying value is assessed by reference to its recoverable amount being the higher of fair value less costs to sell and value in use (being the net present value of expected future cash flows of the relevant cash generating unit). The best evidence of an asset’s fair value is its value obtained from an active market or binding sale agreement. Where neither exists, fair value less costs to sell is based on the best information available to reflect the amount the Group could receive for the cash generating unit in an arm’s length transaction. In most cases this is estimated using a discounted cash flow analysis. The cash flows used in these analyses are particularly sensitive to changes in two parameters: exchange rates and commodity selling prices. The great majority of the Group’s sales are based on prices denominated in US dollars. To the extent that the currencies of countries in which the Group produces commodities strengthen against the US dollar without commodity price offset, cash flows and, therefore, net present values are reduced. Management considers that over the long term, there is a tendency for movements in commodity prices to compensate to some extent for movements in the value of the US dollar (and vice versa). But such compensating changes are not synchronised and do not fully offset each other and over the last few years favourable changes in commodity prices have generally exceeded shifts in exchange rates. Comparing average exchange rates in 2007 against those in 2004, the Australian dollar strengthened by 14 per cent against the US dollar, the Canadian dollar strengthened by 21 percent and the South African rand weakened by eight per cent. In the same period, commodity prices rose substantially: for example, copper prices increased by 149 per cent, aluminium by 54 per cent and gold by 69 per cent.
     Reviews of carrying values relate to cash generating units which, in accordance with IAS 36 “Impairment of

Rio Tinto 2007 Form 20-F	108

Back to Contents

Assets”, are identified by dividing an entity into as many largely independent cash generating streams as is reasonably practicable. In some cases the business units within the product groups consist of several operations with independent cash generating streams, which therefore constitute separate cash generating units.
     The cash flow forecasts are based on best estimates of expected future revenues and costs. These may include net cash flows expected to be realised from extraction, processing and sale of mineralised material that does not currently qualify for inclusion in proved or probable ore reserves. Such non reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralisation that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.
     The expected future cash flows of cash generating units reflect long term mine plans which are based on detailed research, analysis and iterative modelling to optimise the level of return from investment, output and sequence of extraction. The plan takes account of all relevant characteristics of the orebody, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and for forecasting production costs.
     Rio Tinto’s cash flow forecasts are based on assessments of expected long term commodity prices, which for most commodities are derived from an analysis of the marginal costs of the producers of the relevant commodities. These assessments often differ from current price levels and are updated periodically.
     In some cases, prices applying to some part of the future sales volumes of a cash generating unit are predetermined by existing sales contracts. The effects of such contracts are taken into account in forecasting future cash flows.
     Cost levels incorporated in the cash flow forecasts are based on the current long term mine plan for the cash generating unit. For value in use calculations used in impairment reviews, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36. IAS 36 includes a number of restrictions on the future cash flows that can be recognised in value in use calculations in respect of future restructurings and improvement related capital expenditure.
      The useful lives of the major assets of a cash generating unit are usually dependent on the life of the orebody to which they relate. Thus the lives of mining properties, and associated smelters, concentrators and other long lived processing equipment generally relate to the expected life of the orebody. The life of the orebody, in turn, is estimated on the basis of the long term mine plan.
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
     Value in use and ore reserve estimates are based on the exchange rates current at the time of the evaluation. In final feasibility studies and estimates of fair value, a forecast of the long term exchange rate is made having regard to spot exchange rates, historical data and external forecasts.
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
     Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine. The costs are estimated on the basis of a closure plan. The cost estimates are calculated annually during the life of the operation to reflect known developments, eg updated cost estimates and revisions to the estimated lives of operations, and are subject to formal review at regular intervals. Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the unwind of the discount applied in establishing the net present value of the provision, are capitalised within property, plant and equipment and depreciated over the lives of the assets to which they relate.
     Clean up costs result from environmental damage that was not a necessary consequence of mining, including remediation, compensation and penalties. These costs are charged to the income statement. Provisions are recognised at the time the damage, remediation process and estimated remediation costs become known. Remediation procedures may commence soon after this point in time but may continue for many years depending on the nature of the disturbance and the remediation techniques.
     As noted above, the ultimate cost of environmental disturbance is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in

Rio Tinto 2007 Form 20-F	109

Back to Contents

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
     Stripping of waste materials continues during the production stage of the mine or pit. Some mining companies expense these production stage stripping costs as incurred, while others defer such stripping costs. In operations that experience material fluctuations in the ratio of waste materials to ore or contained minerals on a year to year basis over the life of the mine or pit, deferral of stripping costs reduces the volatility of the cost of stripping expensed in individual reporting periods. Those mining companies that expense stripping costs as incurred will therefore report greater volatility in the results of their operations from period to period.
     Rio Tinto defers production stage stripping costs for those operations where this is the most appropriate basis for matching costs with the related economic benefits and the effect is material. Stripping costs incurred in the period are deferred to the extent that the current period ratio exceeds the life of mine or pit ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the ratio falls short of the life of mine or pit ratio. The life of mine or pit ratio is based on the proved and probable reserves of the mine or pit and is obtained by dividing the tonnage of waste mined either by the quantity of ore mined or by the quantity of minerals contained in the ore. In some operations, the quantity of ore is a more practical basis for matching costs with the related economic benefits where there are important co-products or where the grade of the ore is relatively stable from year to year.
     The life of mine or pit waste-to-ore ratio is a function of an individual mine’s pit design and therefore changes to that design will generally result in changes to the ratio. Changes in other technical or economic parameters that impact on reserves will also have an impact on the life of mine or pit ratio even if they do not affect the pit design. Changes to the life of mine or pit ratio are accounted for prospectively.
     In the production stage of some operations, further development of the mine requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported profits in subsequent periods on a units of production basis. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine or pit, before production commences.
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
     During 2007, production stage stripping costs incurred by subsidiaries and equity accounted operations were US$56 million higher than the amounts charged against pre tax profit (2006: production stage costs exceeded the amounts charged against pre-tax profit by US$20 million). In addition, US$117 million of deferred stripping was written off in 2007 as part of the Argyle impairment and there were net impairment reversals of US$36 million affecting deferred stripping in 2006. The net book value carried forward in property, plant and equipment and in investments in jointly controlled entities and associates at 31 December 2007 was US$884 million (2006: US$929 million).
     Information about the stripping ratios of the business units, including equity accounted units, that account for the majority of the deferred stripping balance at 31 December 2007, along with the year in which deferred stripping is expected to be fully amortised, is set out in the following table:

	Actual stripping ratio for year			Life of mine stripping ratio

	2007	2006	2005	2007	2006	2005

Kennecott Utah Copper (2019) (a) (b)	1.99	2.04	2.02	1.32	1.36	1.51
Grasberg Joint Venture (2015) (a)	3.47	3.01	3.12	3.05	2.63	2.43
Diavik (2008) (c)	0.42	0.89	1.21	0.91	0.96	0.91
Escondida (2040) (d)	0.07	0.08	0.09	0.10	0.12	0.12

Notes
(a)	Stripping ratios shown are waste to ore.
(b)	Kennecott’s life of mine stripping ratio decreased in 2006 as the latest mine plan included higher metals prices, which made previously uneconomic material (waste) economic to mine as ore.
(c)	Diavik’s stripping ratio is disclosed as bench cubic metre per carat. The fall in actual ratio arises as the end of the pipe life nears.
(d)	Escondida’s stripping ratio is based on waste tonnes to pounds of copper mined.

Rio Tinto 2007 Form 20-F	110

Back to Contents

Borax capitalised stripping costs as part of a distinct period of new development during the production stage of the mine. Capitalisation stopped in 2004. The capitalised costs will be fully amortised in 2034.

Functional currency
The determination of functional currency affects the carrying value of non current assets included in the balance sheet and, as a consequence, the amortisation of those assets included in the income statement. It also impacts exchange gains and losses included in the income statement.
     The functional currency for each entity in the Group, and for jointly controlled entities and associates, is the currency of the primary economic environment in which it operates. For many of Rio Tinto’s entities, this is the currency of the country in which each operates. Alcan’s aluminium and alumina producing operations use a US dollar functional currency including those in Canada and Australia. Transactions denominated in currencies other than the functional currency are converted to the functional currency at the exchange rate ruling at the date of the transaction unless hedge accounting applies. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates.
     The US dollar is the currency in which the Group’s Financial statements are presented, as it most reliably reflects the global business performance of the Group as a whole.
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
     Exchange gains and losses which arise on balances between Group entities are taken to the foreign currency translation reserve where the intra group balance is, in substance, part of the Group’s net investment in the entity.
     The balance of the foreign currency translation reserve relating to an operation that is disposed of is transferred to the income statement at the time of the disposal.
     The Group finances its operations primarily in US dollars but part of the Group’s US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Except as noted above, exchange gains and losses relating to such US dollar debt are charged or credited to the Group’s income statement in the year in which they arise. This means that the impact of financing in US dollars on the Group’s income statement is dependent on the functional currency of the particular subsidiary where the debt is located. With the above exceptions, and except for derivative contracts which qualify as cash flow hedges, exchange differences are charged or credited to the income statement in the year in which they arise.

Deferred tax on fair value adjustments
On transition to IFRS with effect from 1 January 2004, deferred tax was provided in respect of fair value adjustments on acquisitions in previous years. No other adjustments were made to the assets and liabilities recognised in such prior year acquisitions and, accordingly, shareholders’ funds were reduced by US$720 million on transition to IFRS primarily as a result of deferred tax on fair value adjustments to mining rights. In general, these mining rights are not eligible for income tax allowances. In such cases, the provision for deferred tax was based on the difference between their carrying value and their nil income tax base. The existence of a tax base for capital gains tax purposes was not taken into account in determining the deferred tax provision relating to such mineral rights because it is expected that the carrying amount will be recovered primarily through use and not from the disposal of the mineral rights. Also, the Group is only entitled to a deduction for capital gains tax purposes if the mineral rights are sold or formally relinquished.
     For acquisitions after 1 January 2004 provision for such deferred tax on acquisition results in a corresponding increase in the amounts attributed to acquired assets and/or goodwill under IFRS.

Post retirement benefits
The difference between the fair value of the plan assets (if any) of post retirement plans and the present value of the plan obligations is recognised as an asset or liability on the balance sheet. The Group has adopted the option under IAS 19 to record actuarial gains and losses directly in the Statement of Recognised Income and Expense.
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
     The expected rate of return on pension plan assets is determined as management’s best estimate of the long term return on the major asset classes, ie equity, debt, property and other, weighted by the actual allocation of assets among the categories at the measurement date. The expected rate of return is calculated using geometric averaging.
     The sources used to determine management’s best estimate of long term returns are numerous and include country specific bond yields, which may be derived from the market using local bond indices or by analysis of the local bond market, and country specific inflation and investment market expectations derived from market data and analysts’

Rio Tinto 2007 Form 20-F	111

Back to Contents

or governments’ expectations as applicable.
     In particular, the Group estimates long term expected returns on equity based on the economic outlook, analysts’ views and those of other market commentators. This is the most subjective of the assumptions used and it is reviewed regularly to ensure that it remains consistent with best practice.
      The discount rate used in determining the service cost and interest cost charged to income is the market yield at the start of the year on high quality corporate bonds. For countries where there is no deep market in such bonds the yield on Government bonds is used. For determining the present value of obligations shown on the balance sheet, market yields at the balance sheet date are used.
      Details of the key assumptions are set out in note 49 to the 2007 Financial statements.
     For 2007 the charge against income for post retirement benefits net of tax and minorities was US$168 million. This charge included both pension and post retirement healthcare benefits. The charge is net of the expected return on assets which was US$371 million after tax and minorities.
     In calculating the 2007 expense the average future increase in compensation levels was assumed to be 4.7 per cent and this will decrease to 3.7 per cent for 2008 reflecting the increased weighting of lower inflation countries following the Alcan acquisition. The average discount rate used for the Group’s plans in 2007 was 5.4 per cent and the average discount rate used in 2008 will be 5.6 per cent reflecting the weighted average level of discount rates following the Alcan acquisition.
      The average expected long term rate of return on assets used to determine 2007 pension cost was 6.9 per cent. This will decrease to 6.4 per cent for 2008. This reduction results mainly from a lower allocation to equities as a result of the Alcan acquisition.
      Based on the known changes in assumptions noted above and other expected circumstances, the impact of post retirement costs on the Group’s IFRS net earnings in 2008 would be expected to increase by some US$198 million to US$366 million. The main reason for this increase is the inclusion of the Alcan pension expense for the full year. The actual charge may be impacted by other factors that cannot be predicted, such as the effect of changes in benefits and exchange rates.
     The table below sets out the potential change in the Group’s 2007 net earnings (after tax and outside interests) that would result from hypothetical changes to post retirement assumptions and estimates. The sensitivities are viewed for each assumption in isolation although a change in one assumption is likely to result in some offset elsewhere.

IFRS
US$m

Sensitivity of Group’s 2007 net earnings to changes in:
Expected return on assets
– increase of 1 percentage point	39
– decrease of 1 percentage point	(39)
Discount rate
– increase of 0.5 percentage points	7
– decrease of 0.5 percentage points	(6)
Salary increases
– increase of 0.5 percentage points	(6)
– decrease of 0.5 percentage points	6
Demographic – allowance for additional future mortality improvements
– participants assumed to be one year older	7
– participants assumed to be one year younger	(7)

The figures in the above table only show the impact on underlying and net earnings. Changing the assumptions would also have an impact on the balance sheet.
      Further information on pensions and other post retirement benefits is given in note 49 to the 2007Financial statements.

Temporary differences related to closure costs and finance leases
Under the ‘initial recognition’ rules in paragraphs 15 and 24 of IAS 12 ‘Income Taxes’, deferred tax is not provided on the initial recognition of an asset or liability in a transaction that does not affect accounting profit or taxable profit and is not a business combination.
      The Group’s interpretation of these initial recognition rules has the result that no deferred tax asset is provided on the recognition of a provision for close down and restoration costs and the related asset, or on recognition of assets held under finance leases and the associated lease liability, except where these are recognised as a consequence of business combinations.
      On creation of a closure provision, for instance, there is no effect on accounting or taxable profit because the cost is capitalised. As a result, the initial recognition rules would appear to prevent the recognition of a deferred tax asset in respect of the provision and of a deferred tax liability in respect of the related capitalised amount.
      The temporary differences will reverse in future periods as the closure asset is depreciated and when tax deductible payments are made that are charged against the provision. Paragraph 22 of IAS 12 extends the initial recognition rules to the reversal of temporary differences on assets and liabilities to which the initial recognition rules

Rio Tinto 2007 Form 20-F	112

Back to Contents

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
      If the Group were to provide for deferred tax on closure costs and finance leases under IFRS the benefit to underlying and net earnings would have been US$21 million (2006: US$9 million) and to equity would have been US$185 million (2006: US$127 million).

US deferred tax potentially recoverable
The Group’s US tax group has alternative minimum tax credits and temporary differences that have the potential to reduce tax charges in future years. These ‘possible tax assets’ totalled US$182 million at 31 December 2007 (2006: US$162 million). Of these, US$119 million were recognised as deferred tax assets (2006: US$97 million), leaving US$63 million (2006: US$65 million) unrecognised, as recovery was not considered probable.
      During 2006, updated projections of future taxable profits for the operations that form part of Rio Tinto’s US tax group resulted in the recognition of previously unrecognised possible tax assets of US$335 million. Recoveries are dependent on future commodity prices, costs, financing arrangements and business developments in future years.
      During 2007, principally as a result of high commodity prices, US$170 million of these possible tax assets were utilised (2006: US$140 million).

Exploration
Under the Group’s accounting policy, exploration and evaluation expenditure is not capitalised until the point is reached at which there is a high degree of confidence in the project’s viability and it is considered probable that future economic benefits will flow to the Group.
      The carrying values of exploration and evaluation assets are reviewed twice per annum by management and the results of these reviews are reported to the Audit committee. There may be only mineralised material to form a basis for the impairment review. The review is based on a status report regarding the Group’s intentions for development of the undeveloped property. In some cases, the undeveloped properties are regarded as successors to orebodies currently in production and will therefore benefit from existing infrastructure and equipment.

Contingencies
Disclosure is made of material contingent liabilities unless the possibility of any loss arising is considered remote. Contingencies are disclosed in note 35 to the 2007 Financial statements.

Underlying earnings
The Group presents “Underlying earnings” as an additional measure to provide greater understanding of the underlying business performance of its operations. The adjustments made to net earnings to arrive at underlying earnings are explained above in the section on underlying earnings.

Rio Tinto 2007 Form 20-F	113

Back to Contents

Item 6.	Directors, Senior Management and Employees

Chairman and executive directors
	Audit	Remuneration	Nominations	Committee on social
	committee	committee	committee	and environmental
accountability

Chairman
Paul Skinner			•
Chief executive
Tom Albanese
Finance director
Guy Elliott
Executive director
Dick Evans
Non executive directors
Sir David Clementi *	•	•
Vivienne Cox *	•
Sir Rod Eddington *			•	•
Michael Fitzpatrick *	•	•
Yves Fortier *			•	•
Richard Goodmanson *		•		•
Andrew Gould *	•	•
Lord Kerr of Kinlochard *	•			•
David Mayhew			•
Sir Richard Sykes *		•	•
Paul Tellier *	•	•

* Independent

CHAIRMAN

Paul Skinner BA (Hons) (Law), DpBA (Business Administration), age 63
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2001, he was appointed chairman of the Group in 2003. Paul was last re-elected by shareholders in 2005 and stands for re-election in 2008. He is chairman of the Nominations committee (note c).
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
External appointments (current and recent):
Director of Standard Chartered plc since 2003
Director of the Tetra Laval Group since 2005
Director of L’Air Liquide SA since 2006
Chairman of the International Chamber of Commerce (UK) since 2005
Non executive member of the Defence Board of the UK Ministry of Defence since 2006
Member of the board of INSEAD business school since 1999
Director of The “Shell” Transport and Trading Company plc from 2000 to 2003

CHIEF EXECUTIVE

Tom Albanese BS (Mineral Economics), MS (Mining Engineering), age 50
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since March 2006. Tom was elected by shareholders in 2006 and stands for re-election in 2008.
Skills and experience: Tom joined Rio Tinto in 1993 on Rio Tinto’s acquisition of Nerco and held a series of management positions before being appointed chief executive of the Industrial Minerals group in 2000, after which he became chief executive of the Copper group and head of Exploration in 2004. He took over as chief executive from

Rio Tinto 2007 Form 20-F	114

Back to Contents

Leigh Clifford with effect from May 2007.
External appointments (current and recent):
Director of Ivanhoe Mines Limited from 2006 to 2007
Director of Palabora Mining Company from 2004 to 2006
Member of the Executive Committee of the International Copper Association from 2004 to 2006

FINANCE DIRECTOR

Guy Elliott MA (Oxon), MBA (INSEAD), age 52
Appointment and election: Finance director of Rio Tinto plc and Rio Tinto Limited since 2002. Guy was last re-elected by shareholders in 2007.
Skills and experience: Guy joined the Group in 1980 after gaining an MBA having previously been in investment banking. He has subsequently held a variety of commercial and management positions, including head of Business Evaluation and president of Rio Tinto Brasil.
External appointments (current and recent):
Non executive director and member of the Audit committee of Cadbury Schweppes plc, since 2007

EXECUTIVE DIRECTOR

Dick Evans BS (Industrial Engineering) (Oregon State University), MS Management (Stanford Graduate School of Business), age 60
Appointments and election:Director of Rio Tinto plc and Rio Tinto Limited effective 25 October 2007. Dick will stand for election by shareholders at the 2008 annual general meetings.
Skills and experience: Dick Evans joined Rio Tinto following the acquisition of Alcan Inc where he had held several senior management positions including executive vice president and had been president and chief executive officer of Alcan from 2006 to 2007. Prior to Alcan, he has held senior management positions with Kaiser Aluminum & Chemical Corporation.
External appointments (current and recent):
Director of AbitibiBowater Inc. since 2003
Director of the International Aluminium Institute since 2001

NON EXECUTIVE DIRECTORS

Sir David Clementi MA, MBA, FCA, age 59
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2003. Sir David was last re-elected by shareholders in 2006 (notes a, b and e).
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
External appointments (current and recent):
Chairman of Prudential plc since 2002
Member of the Financial Reporting Council between 2003 and 2007

Vivienne Cox MA (Oxon), MBA (INSEAD), age 48
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2005. Vivienne was elected by shareholders in 2005 and stands for re-election in 2008. (notes a and e).
Skills and experience: Vivienne is currently executive vice president of BP p.l.c. for Alternative Energy. She is a member of the BP group chief executive’s committee. She holds degrees in chemistry from Oxford University and in business administration from INSEAD. During her career in BP she has worked in chemicals, exploration, finance, and refining and marketing.
External appointments (current and recent):
Director of Eurotunnel plc between 2002 and 2004

Sir Rod Eddington B Eng, M Eng (University of Western Australia), D Phil (Oxon), age 58
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2005. Sir Rod was elected by shareholders in 2006 (notes c, d and e).
Skills and experience: Sir Rod was chief executive of British Airways Plc until the end of September 2005. Prior to his role with British Airways, Sir Rod was Managing Director of Cathay Pacific Airways from 1992 until 1996 and Executive Chairman of Ansett Airlines from 1997 until 2000.

Rio Tinto 2007 Form 20-F	115

Back to Contents

External appointments (current and recent):
Director of News Corporation plc since 1999
Director of John Swire & Son Pty Limited since 1997
Non executive chairman of JPMorgan Australia and New Zealand since 2006
Director of CLP Holdings since 2006
Director of Allco Finance Group Limited since 2006
Chief executive British Airways Plc from 2000 until 2005
Chairman of the EU/Hong Kong Business Co-operation Committee of the Hong Kong Trade Development Council from 2002 until 2006

Michael Fitzpatrick B Eng (University of Western Australia), BA (Oxon), age 55
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2006. Michael was elected by shareholders in 2007 (notes a, b and e).
Skills and experience: Michael sold his interest in, and ceased to be a director of, Hastings Funds Management Ltd during 2006, the pioneering infrastructure asset management company which he founded in 1994. He is chairman of the Victorian Funds Management Corporation, which manages funds on behalf of the State of Victoria, and of Treasury Group Limited, an incubator of fund management companies. He is chairman of the Australian Football League, having previously played the game professionally, and is a former chairman of the Australian Sports Commission.
External appointments (current and recent):
Chairman of the Victorian Funds Management Corporation since 2006
Chairman of Treasury Group Limited since 2005
Managing director of Hastings Funds Management Ltd from 1994 to 2006
Director of Pacific Hydro Limited from 1996 to 2004
Director of Australian Infrastructure Fund Limited from 1994 to 2005
Director of the Walter & Eliza Hall Institute of Medical Research since 2001

Yves Fortier CC, OQ, QC, LLD, Av Em, age 72
Appointments and election: Director of Rio Tinto plc and Rio Tinto Limited effective 25 October 2007. Yves will stand for election at the 2008 annual general meetings (notes c, d and e).
Skills and experience: Yves Fortier was Ambassador and Permanent Representative of Canada to the United Nations from 1988 to 1992. He is chairman and a senior partner of the law firm Ogilvy Renault and was chairman of Alcan from 2002 until 2007.
External appointments (current and recent):
Chairman of Ogilvy Renault since 1992
Chairman and director of Alcan Inc. from 2002 until 2007
Director of NOVA Chemicals Corporation since 1998
Governor of Hudson’s Bay Company from 1998 to 2006
Director of Royal Bank of Canada from 1992 to 2005
Director of Novtel corporation from 1992 to 2005
Trustee of the International Accounting Standards Committee from 2000 to 2006

Richard Goodmanson MBA, BEc and BCom, B Eng (Civil), age 60
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2004. He was elected by shareholders in 2005 and stands for re-election in 2008. Richard is chairman of the Committee on social and environmental accountability (notes b, d and e).
Skills and experience: Richard is executive vice president and chief operating officer of DuPont. During his career he has worked at senior levels for McKinsey & Co, PepsiCo and America West Airlines, where he was president and CEO. He joined DuPont in early 1999 and in his current position has responsibility for a number of the global functions, and for the non US operations of DuPont, with particular focus on growth in emerging markets.
External appointments (current and recent):
Executive vice president and chief operating officer of DuPont since 1999
Chairman of the United Way of Delaware since 2006 (director since 2002)
Director of the Boise Cascade Corporation between 2000 and 2004

Andrew Gould BA, FCA, age 61
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2002. Andrew was last re-elected by shareholders in 2006. He is also chairman of the Audit committee (notes a, b and e).
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
External appointments (current and recent):

Rio Tinto 2007 Form 20-F	116

Back to Contents

Chairman and Chief Executive Officer of Schlumberger Limited since 2003
Member of the Advisory Board of the King Fahd University of Petroleum and Minerals in Dhahran, Saudi Arabia since 2007
Member of the commercialization advisory board of Imperial College of Science Technology and Medicine, London since 2002
Member of the UK Prime Minister’s Council of Science and Technology from 2004 to 2007

Lord Kerr of Kinlochard GCMG, MA, age 66
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2003. He was re-elected by shareholders in 2007 (notes a, d and e).
Skills and experience: An Oxford graduate, Lord Kerr was in the UK Diplomatic Service for 36 years and headed it from 1997 to 2002 as Permanent Under Secretary at the Foreign Office. On a secondment to the UK Treasury he was principal private secretary to two Chancellors of the Exchequer. His foreign service included periods in the Soviet Union and Pakistan, and as Ambassador to the European Union (1990 to 1995), and the US (1995 to 1997). He has been an independent member of the House of Lords since 2004.
External appointments (current and recent):
Deputy Chairman of Royal Dutch Shell plc since 2005
Director of The Scottish American Investment Trust plc since 2002
Advisory Board member, Scottish Power (Iberdrola) since 2007
Director of The “Shell” Transport and Trading Company plc from 2002 to 2005
Chairman of the Court and Council of Imperial College, London since 2005
Trustee of the Rhodes Trust since 1997, The National Gallery since 2002, and the Carnegie Trust for the Universities of Scotland since 2005

David Mayhew age 67
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2000. He was last re-elected by shareholders in 2006 (note c).
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
External appointments (current and recent):
Chairman of Cazenove Group Limited (formerly Cazenove Group plc) since 2001
Chairman of Cazenove Capital Holdings Limited since 2005

Sir Richard Sykes BSc (Microbiology), PhD (Microbial Biochemistry), DSc, Kt, FRS, FMedSci, age 65
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 1997. Sir Richard was appointed the senior non executive director in 2005 and is chairman of the Remuneration committee. Sir Richard was re-elected for a further one year term of office in 2007 and will retire at the conclusion of the annual general meetings in 2008 (notes b, c and e).
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
External appointments (current and recent):
Director of Eurasian Natural Resources Corporation plc since 2007
Director of Lonza Group Limited since 2003, Deputy Chairman since 2005
Chairman of the Healthcare Advisory Group (Apax Partners Limited) since 2002
Chairman of Metabometrix Ltd since 2004
Chairman of Merlion Pharmaceuticals Pte Limited since 2005
Chairman of OmniCyte Ltd since 2006
Chairman of Circassia Ltd since 2007
Director of Abraxis BioScience Inc from 2006 to 2007
Director of Bio*One Capital Pte Ltd since 2003
Rector of Imperial College London since 2001
Chairman of GlaxoSmithKline plc between 2000 and 2002
Trustee of the Natural History Museum, London between 1996 and 2005 and of the Royal Botanic Gardens, Kew between 2003 and 2005

Paul Tellier age 68
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited effective October 2007. Paul will stand for election at the 2008 annual general meetings (notes a, b and e).
Skills and Experience: Paul was Clerk of the Privy Council Office and Secretary to the Cabinet of the Government of Canada from 1985 to 1992 and was president and chief executive officer of the Canadian National Railway Company

Rio Tinto 2007 Form 20-F	117

Back to Contents

from 1992 to 2002. Until 2004, he was president and chief executive officer of Bombardier Inc.
External appointments (Current and recent):
Director of Bell Canada since 1996. Director of BCE Inc since 1999.
Member of the Advisory Board of General Motors of Canada since 2005.
Trustee, International Accounting Standards Foundation since 2007.
Co-chair of the Prime Minister of Canada’s Advisory Committee on the Renewal of the Public Service since 2006.
President and Chief Executive Officer of Bombardier Inc. from 2003 to 2004. Non executive Director of Alcan Inc. from 1998 to 2007.
Director of McCain Foods since 1996.

Notes
(a)	Audit committee
(Sir David Clementi, Vivienne Cox, Michael Fitzpatrick, Andrew Gould, Lord Kerr and Paul Tellier)
(b)	Remuneration committee
(Sir David Clementi, Michael Fitzpatrick, Richard Goodmanson, Andrew Gould, Sir Richard Sykes and Paul Tellier)
(c)	Nominations committee
(Sir Rod Eddington, Yves Fortier, David Mayhew, Paul Skinner and Sir Richard Sykes)
(d)	Committee on social and environmental accountability
(Sir Rod Eddington, Yves Fortier, Richard Goodmanson and Lord Kerr)
(e)	Independent
(Sir David Clementi, Vivienne Cox, Sir Rod Eddington, Michael Fitzpatrick, Yves Fortier, Richard Goodmanson, Andrew Gould, Lord Kerr, Sir Richard Sykes and Paul Tellier)

DIRECTORS WHO LEFT THE GROUP DURING 2007

Leigh Clifford B Eng (Mining), M Eng Sci
Appointment and election: Director of Rio Tinto plc since 1994 and Rio Tinto Limited since 1995, he was appointed chief executive in 2000.
Skills and experience: Leigh, who retired at the conclusion of the 2007 annual general meetings, graduated from the University of Melbourne as a mining engineer and gained a Master of Engineering Science degree from the same university. He has held various roles in the Group’s coal and metalliferous operations since joining in 1970, including managing director of Rio Tinto Limited and chief executive of the Energy group. He was a member of the Coal Industry Advisory Board of the International Energy Agency for a number of years and its chairman from 1998 to 2000.
External appointments (current and recent) upon leaving the Group:
Director Barclays Bank PLC since 2004
Chairman of the International Council on Mining & Metals since October 2006 Director of Freeport-McMoRan Copper & Gold Inc between 2000 and 2004 Appointed to Bechtel Board of Counsellors in May 2007

Ashton Calvert AC, BSc (Hons) (Tas), DPhil (Oxon), Hon DSc (Tas)
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2005. Ashton was re-elected by shareholders in 2007 and resigned from the Group due to ill health on 7 November 2007.
Skills and experience: He retired as secretary of the Department of Foreign Affairs and Trade of the Government of Australia in January 2005 after six and a half years in that position. He was educated at the University of Tasmania and, as a Rhodes scholar, also gained a doctorate in mathematics from Oxford University. During his career in the Australian foreign service he held appointments in Washington and, on four occasions, in Tokyo, where he was ambassador prior to his appointment as secretary. In these and other roles he developed extensive experience of the Asian countries which represent key markets for Rio Tinto.
External appointments (current and recent) upon leaving the Group:
Director of Woodside Petroleum Limited between 2005 and 2007
Director of The Australian Trade Commission between 1998 and 2005
Director of The Export Finance and Insurance Corporation between 1998 and 2005
Director of The Australian Strategic Policy Institute between 2001 and 2005

EXECUTIVE COMMITTEE MEMBERS

Hugo Bague MA (Linguistics), age 47
Skills and experience: Hugo Bague joined Rio Tinto as Global Head of Human Resources in 2007. Previously he worked for six years for Hewlett Packard where he was the global vice president Human Resources for the Technology Solutions Group, based in the US. Prior to this he worked for Compaq Computers, Nortel Networks and Abbott Laboratories based out of Switzerland, France and Germany.
External appointments (current and recent):
Member of the Advisory Council of United Business Institutes in Brussels, Belgium since 1995.

Rio Tinto 2007 Form 20-F	118

Back to Contents

Preston Chiaro BSc (Hons) (Environmental Engineering), MEng (Environmental Engineering), age 54
Skills and experience: Preston was appointed chief executive of the Energy group in 2003 and upon a management re-organisation he also assumed responsibility for the Industrials Minerals group in November 2007. He joined the Group in 1991 at Kennecott Utah Copper’s Bingham Canyon mine as vice president, technical services. In 1995 he became vice president and general manager of the Boron operations in California. He was chief executive of Rio Tinto Borax from 1999 to 2003.
External appointments (current and recent):
Director of the World Coal Institute since 2003 (chairman since 2006)
Director of Rössing Uranium Limited since 2004
Chairman of the Coal Industry Advisory Board to the International Energy Agency between 2004 and 2006.
Director of Energy Resources of Australia Limited between 2003 and 2006
Director of Coal & Allied Industries Limited between 2003 and 2006

Bret Clayton BA (Accounting), age 46
Skills and experience: Bret was appointed chief executive of the Copper group in July 2006 and upon a management re-organisation he also assumed responsibility for the Diamonds group in November 2007. He joined the Group in 1995 and has held a series of management positions, including chief financial officer of Rio Tinto Iron Ore and president and chief executive officer of Rio Tinto Energy America. Prior to joining the Group, Bret worked for PricewaterhouseCoopers for nine years, auditing and consulting to the mining industry.
External appointments (current and recent):
Director of Ivanhoe Mines Limited since 2007
Member of the executive committee of the International Copper Association since 2006.
Member of the Coal Industry Adviser Board to the International Energy Agency between 2003 and 2006.
Member of the board of directors of the US National Mining Association between 2002 and 2006.

Dick Evans, executive director, is also a member of the Executive Committee through his position of Product Group Chief Executive for Rio Tinto Alcan. Dick’s biography is shown on page 115.

Keith Johnson BSc (Mathematics), MBA, age 46
Skills and experience: Keith was appointed Group executive Business Resources during 2007 having been chief executive, Diamonds since 2003. He holds degrees in mathematics and management and is a Fellow of the Royal Statistical Society. Prior to joining Rio Tinto he worked in analytical roles in the UK Treasury, private consulting and the oil industry. He joined Rio Tinto in 1991 and has held a series of management positions including head of Business Evaluation and managing director of Rio Tinto Aluminium Mining and Refining (formerly Comalco Mining and Refining).
External appointments (current and recent):
None

Grant Thorne BSc (Hons), PhD, FAus, IMM, age 58
Skills and experience: Grant was appointed Group executive Technology and Innovation during 2007. After tertiary study in mineral processing and metallurgy at the University of Queensland, he joined the Group in 1975 and has held senior operational roles in base metals, aluminium and coal. He was Vice-president of Research and Technology for Comalco from 1994 to 1995. His service has included appointments in Australia, Indonesia, Papua New Guinea and the UK. Prior to his current appointment, he was Managing Director of Rio Tinto’s coal business in Australia. Grant is a Fellow and Chartered Professional (Management) of the Australasian Institute of Mining and Metallurgy.
External appointments (current and recent):
Member of the Coal Industry Advisory Board to the International Energy Agency from 2002 to 2006 Managing Director of Coal and Allied Industries from 2004 to 2006 President of the Queensland Resources Council from 2002 to 2004

Sam Walsh B Com (Melbourne), age 58
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
External appointments (current and recent):
Director of the Committee for Perth Ltd since 2006
Director of the Australian Mines and Metals Association, between 2001 and 2005
Director of the Australian Chamber of Commerce and Industry, between 2003 and 2005

Rio Tinto 2007 Form 20-F	119

Back to Contents

COMPANY SECRETARIES

Ben Mathews BA (Hons), FCIS, age 41
Skills and experience:Ben joined as company secretary of Rio Tinto plc during 2007. Prior to Rio Tinto, he spent five years with BG Group plc, two of them as company secretary. He has previously worked for National Grid plc, British American Tobacco plc and PricewaterhouseCoopers LLP. Ben is a fellow of the Institute of Chartered Secretaries and Administrators.
External appointments (current and recent):
None

Stephen Consedine B Bus, CPA, age 46
Skills and experience: Stephen joined Rio Tinto in 1983 and has held various positions in Accounting, Treasury, and Employee Services before becoming company secretary of Rio Tinto Limited in 2002. He holds a bachelor of business degree and is a certified practising accountant.
External appointments (current and recent):
None

EMPLOYEES

Information on the Group’s employees including their costs, is in notes 4 and 36 to the 2007 Financial statements.

REMUNERATION

The Remuneration report to shareholders dated 24 February 2006 has been reproduced below, except that the page numbers have been revised to reflect those in this combined Annual report on Form 20-F, Tables 3, 4 and 5 have been augmented to show share interests as at the latest practicable date.

REMUNERATION REPORT

Introduction
This report forms part of the Directors’ report and covers the following information: a description of the Remuneration committee and its duties;
•	a description of the policy on directors’, executives’ and company secretaries’ remuneration;
•	a summary of the terms of executives’ service contracts and non executive directors’ letters of appointment;
•	details of each executive’s remuneration and awards under long term incentive plans and the link to corporate performance;
•	details of executives’ interests in Rio Tinto shares; and
•	graphs illustrating Group performance, including relative to the HSBC Global Mining Companies’ Index.

Remuneration committee
The following independent, non executive directors were members of the committee during 2007:

•	Sir Richard Sykes (chairman)
•	Sir David Clementi
•	Michael Fitzpatrick
•	Richard Goodmanson
•	Andrew Gould
•	Paul Tellier (effective 25 October 2007)

The committee met five times during 2007 and members’ attendance is set out on page 147. The committee’s responsibilities are set out in its terms of reference which have been approved by the board and may be viewed on Rio Tinto’s website. They include:

•	recommending executive remuneration policy to the board;
•	reviewing and determining the remuneration packages of the executive directors, product group chief executives, and the company secretary of Rio Tinto plc;
•	reviewing and agreeing the remuneration strategy and conditions of employment for managers other than the executives;
•	monitoring the effectiveness and appropriateness of general executive remuneration policy and practice; and
•	reviewing the chairman’s fees.

Rio Tinto 2007 Form 20-F	120

Back to Contents

The global head of Human Resources, Hugo Bague, and global practice leader Remuneration, Jeffery Kortum, attend committee meetings in an advisory capacity. As of December 2007, Jane Craighead, global practice leader Total Rewards, also attended the meetings in an advisory capacity. The chairman, Paul Skinner, the former chief executive, Leigh Clifford and the current chief executive, Tom Albanese, participated in meetings at the invitation of the committee during 2007, but were not present when issues relating to their own remuneration were discussed. Ben Mathews, the company secretary of Rio Tinto plc, acts as secretary to the committee, but was not present when issues relating to his remuneration were discussed.
     Kepler Associates, an independent remuneration consultancy, provided advice on executive remuneration matters to the committee until November 2007. Apart from providing specialist remuneration advice, Kepler Associates has no links to the Group.
     To carry out its duties in accordance with its terms of reference, the committee monitors global remuneration trends and developments and draws on a range of external sources of data, in addition to that supplied by Kepler Associates, including publications by remuneration consultants Towers Perrin, Hay Group, Mercer and Watson Wyatt.

Corporate governance
The committee reviewed its terms of reference in 2007 and concluded that, in the course of its business, it had covered the main duties set out in the Combined Code on Corporate Governance, published by the UK Financial Reporting Council (the Code), and Principle 9 of the Australian Securities Exchange (ASX) Corporate Governance Council Principles and Recommendations (the ASX Principles), and was constituted in accordance with the requirements of the Code and the ASX Principles.
     The board considered the performance of the committee and confirmed that the committee had satisfactorily performed the duties set out in its terms of reference.
     The 2006 Remuneration report was approved by shareholders at the 2007 annual general meetings.

Executive remuneration
Rio Tinto is subject to a number of different reporting requirements for the contents of the Remuneration report. The Australian Corporations Act and International accounting standards (AASB 124 and IAS 24 respectively) both require additional disclosures for “key management personnel”. The Australian Corporations Act also requires certain disclosures in respect of the five highest paid executives below board level. The board has considered the definition of “key management personnel” and has decided that, in addition to the executive and non executive directors, they comprise the product group chief executives and the Group executive Business Resources. In 2007, the five highest paid executives below board level in respect of whom disclosures are required were all product group chief executives and the Group executive Business Resources. Throughout this report, the executive directors, product group chief executives and Group executive Business Resources will collectively be referred to as the “executives”.

Board policy
Rio Tinto operates in global, as well as local markets, where it competes for a limited resource of talented executives. It recognises that to achieve its business objectives, the Group needs high quality, committed people.
     Rio Tinto has therefore designed an executive remuneration policy to support its business goals by enabling it to attract, retain and appropriately reward executives of the calibre necessary to deliver very high levels of performance. This policy is regularly reviewed to take account of changing market, industry and economic circumstances, as well as developing Group requirements.

The main principles of the Group’s executive remuneration policy are:
•	to provide total remuneration which is competitive in structure and quantum with comparator companies’ practices in the regions and markets within which the Group operates;
•	to achieve clear alignment between total remuneration and delivered business and personal performance, with particular emphasis on both short term business performance and long term shareholder value creation and performance relating to health, safety and the environment;
•	to link variable elements of remuneration to the achievement of challenging performance criteria that are consistent with the best interests of the Group and shareholders over the short, medium and long term;
•	to provide an appropriate balance of fixed and variable remuneration; and
•	to provide internal equity between executives within Rio Tinto and to facilitate the movement of executives within Rio Tinto to meet the needs of the Group.

The composition of total remuneration packages is designed to provide an appropriate balance between fixed and variable components. This is in line with Rio Tinto’s stated objective of aligning total remuneration with personal and business performance. Details of the executives’ remuneration are set out in Table 1 on pages 134 to 136. The Group’s return to shareholders over the last five years is set out in the table on page 128.

Rio Tinto 2007 Form 20-F	121

Back to Contents

Remuneration components
Base salary
Base salaries are reviewed annually and adjusted as necessary, taking into account the nature of the individual executive’s role, external market trends and business and personal performance. The committee uses a range of international companies of a similar size, global reach and complexity to make this comparison.
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

The committee reviews and approves individual performance against relevant targets and objectives annually. Executive directors’ and the Group executive Business Resources STIP payments are linked to three performance criteria: Group financial performance, Group safety performance, personal performance and, in the case of Dick Evans, who is also a product group executive, product group financial and safety performance. Product group chief executives’ STIP payments are linked to Group and product group financial performance, product group safety performance and personal performance. Group and product group financial performance is partly measured on an actual underlying net earnings basis and partly on a basis normalised for fluctuations in market prices and exchange rates.
     The target level of cash bonus for executives for 2008 is 60 per cent of salary, the same as 2007. Executives may receive up to twice their target (ie, up to 120 per cent of salary) for exceptional performance against all criteria.
     Details relating to STIP awards for 2007 are on pages 128 to 129.

Long term incentives
     Shareholders approved two long term incentive plans at the annual general meetings in 2004, the Share Option Plan and the Mining Companies Comparative Plan.
     These plans are intended to provide the committee with a means of linking management’s rewards to Group performance. Total shareholder return (TSR) was, at the time of the introduction, considered the most appropriate measure of a company’s performance for the purpose of share based long term incentives and a TSR performance measure was therefore applied to both plans.
     In 2007 the committee introduced a restricted share plan for senior employees below director level (“MSP 2007”).
     The long term incentives are not pensionable. As foreshadowed in the 2006 Remuneration report, the committee reviewed the long term incentive structure and performance criteria during 2007 and 2008. Proposals for changes to the long term incentive structure will be submitted to Shareholders in 2009.
     The existing plans are:

Share Option Plan (SOP)
Each year, the committee considers whether a grant of options should be made under the SOP and, if so, at what level. In arriving at a decision, the committee takes into consideration the personal performance of each executive as well as local remuneration practice. The maximum face value grant under the SOP is three times the base salary of the executive based on the average share price over the previous financial year. Under the SOP, options are granted to purchase shares at a weighted average closing share price over five days preceding the grant. No options are granted at a discount and no amount is paid or payable by the recipient upon grant of the options. Grants made to executives are set out in Table 5 on pages 141 to 144.
     No options will become exercisable unless the Group has met stretching performance conditions. In addition, before approving any vesting and regardless of performance against the respective performance conditions, the committee retains discretion to satisfy itself that the TSR performance is a genuine reflection of underlying financial performance.
     Under the SOP, vesting is subject to Rio Tinto’s TSR equalling or outperforming the HSBC Global Mining Index over a three-year performance period. The HSBC Global Mining Index covers the mining industry globally. Rio Tinto’s TSR is calculated as a weighted average of the TSR of Rio Tinto plc and Rio Tinto Limited. If TSR performance equals the index, the higher of one third of the actual grant or 20,000 options may vest. The full grant may vest if the TSR performance is equal to or greater than the HSBC Global Mining Index plus five per cent per annum. Between these points, options may vest on a sliding scale, with no options becoming exercisable for a three year TSR performance below the index.
     Options granted under the 2004 SOP before 31 December 2006 are subject to a single fixed base re-test five years after grant if they do not vest after the initial three year performance period. Options granted after 31 December 2006 are not subject to any re-test and will lapse if they do not vest at the conclusion of the initial three year performance period.

Rio Tinto 2007 Form 20-F	122

Back to Contents

     Prior to any options vesting (subject to the committee’s discretion described above), the Group’s TSR performance against the criteria relevant to the SOP is calculated independently by Watson Wyatt.
     If Rio Tinto were subject to a change of control or a company restructuring, options would vest subject to the satisfaction of the performance condition measured at the time of the change of control or restructuring. However, the committee may at its discretion, and with the agreement of participants, determine that options will be replaced by equivalent new options over shares of the acquiring company.
     Where an option holder dies in service, subsisting option grants vest immediately, regardless of whether the performance conditions have been satisfied. The estate will have 12 months in which to exercise the options.
     All option grants made prior to 2004 under the rules approved by shareholders in 1998 have now vested in full. The SOP grant made in 2004 was tested against the performance condition in 2007. The performance condition was not achieved and these options, therefore, did not vest at that time. The 2004 SOP grant will, in accordance with the SOP Rules, be retested in 2009.
     The option grant made in 2005 was tested against the performance condition in 2008. The performance condition was achieved and these options will vest in full.
     Options may, upon exercise, be satisfied by treasury shares, the issue of new shares or the purchase of shares in the market. Currently it is Rio Tinto plc’s intention to satisfy exercises by transferring shares from treasury and Rio Tinto Limited’s intention to satisfy exercises by way of the transfer of existing shares.

Mining Companies Comparative Plan (MCCP)
Rio Tinto’s performance share plan, the MCCP, provides participants with a conditional right to receive shares. The maximum face value conditional award under the MCCP is two times the base salary of individual participants, calculated using the average share price over the previous financial year. Awards made to executives are set out in Table 4 on pages 139 to 140.
     The conditional awards will only vest if the performance condition set by the committee is satisfied. In addition the committee retains discretion to satisfy itself that performance is a genuine reflection of underlying financial performance.
     In the event of a change of control or a company restructuring, the awards would only vest subject to the satisfaction of the performance condition measured at the time of the change of control or restructuring. Additionally, if a performance period is deemed to end during the first 12 months after the conditional award is made, that award will be reduced pro-rata.
     The performance condition compares Rio Tinto’s TSR with the TSR of a comparator group of other international mining companies over the same four year period. The composition of this comparator group is reviewed regularly by the committee to ensure that it continues to be relevant in a consolidating sector. Due to consolidation in the sector, the comparator group for the 2004 conditional award has necessarily been reduced to ten companies (including Rio Tinto). The committee has determined that the revised comparator group remained adequate for purposes of measuring relative performance and constitutes the best basis of comparison for the Group. The members of this new group relevant to the 2004 conditional awards listed at the bottom of the following ranking table. The members of the comparator group for each conditional award is determined by the committee prior to making the conditional award.
     The following table shows the percentage of each conditional award made in 2004 which will be received by those participants who were in executive director and product group chief executive roles at the date of grant. The vesting is based on Rio Tinto’s four year TSR performance relative to the remaining ten company comparator group for conditional awards made in 2004:
Ranking in the remaining ten company comparator group
	1st	2nd	3rd	4th	5th	6th-10th

Percentage vesting	150	121.3	92.5	63.8	35	—

The historical ranking of Rio Tinto in relation to the relevant comparator group is shown in the following table:

Ranking of Rio Tinto versus comparator companies
Period	Ranking

1993 – 97	4 out of 16
1994 – 98	4 out of 16
1995 – 99	2 out of 16
1996 – 00	2 out of 16
1997 – 01	2 out of 16
1998 – 02	3 out of 16
1999 – 03	7 out of 16
2000 – 04	11 out of 16
2001 – 05	10 out of 16
2002 – 06	10 out of 16
2003 – 07	5 out of 10

Rio Tinto 2007 Form 20-F	123

Back to Contents
Notes
1	The revised comparator companies for the 2004 conditional award are: Alcoa, Anglo American, Barrick Gold, BHP Billiton, Freeport-McMoRan Copper & Gold, Grupo Mexico, Newmont, Rio Tinto, Teck Cominco and Xstrata. Of the original comparator group WMC Resources, Placer Dome, Falconbridge, Inco, Phelps Dodge and Alcan have all been subject to take-over during the performance period.
2	Comparator companies for the 2007 conditional award at time of grant were: Alcan, Alcoa, Anglo American, Barrick Gold, BHP Billiton, Cameco Corporation, Cia Vale do Rio Doce (now Vale), Freeport-McMoRan Copper & Gold, Grupo Mexico, Impala, Newmont, Peabody, Potash Corp, Teck Cominco and Xstrata

Prior to the vesting of conditional awards, the Group’s TSR performance against the performance condition contained in the MCCP is calculated independently by Watson Wyatt.
     Awards are released to participants as either Rio Tinto plc or Rio Tinto Limited shares or as an equivalent amount in cash. In addition, for conditional awards made after 1 January 2004, a cash payment equivalent to the dividends that would have accrued on the vested number of shares over the four year period is made to those participants who were in executive director and product group chief executive roles at the date of grant.
     Awards may, upon vesting, be satisfied by treasury shares, the issue of new shares or the purchase of shares in the market. Currently it is Rio Tinto plc’s intention to satisfy exercises by transferring shares from treasury and Rio Tinto Limited’s intention to satisfy exercises by way of the transfer of existing shares.

Management Share Plan 2007 (MSP 2007)
This plan is designed to support the Group’s ability to attract and retain key staff in an increasingly tight and competitive labour market. Under the MSP 2007, certain senior management may receive a conditional award of shares which is subject to a time-based vesting condition. Shares to satisfy the awards will be purchased in the market. Directors are not eligible to participate and no new shares will be issued to satisfy awards under this plan.

Proposed changes to incentive arrangements – 2009
As foreshadowed in the 2006 Remuneration report, the committee during 2007 and 2008 reviewed the incentive arrangements for executives and other senior management. This review focussed on evaluation of the existing incentive arrangements in the context of Rio Tinto’s overall remuneration strategy. As a consequence the committee may propose changes to incentive arrangements for approval by shareholders in 2009.

Post employment benefits

United Kingdom
Guy Elliott and Tom Albanese participate in the non contributory Rio Tinto Pension Fund, a funded occupational pension scheme approved by HM Revenue & Customs. The Fund provides both defined benefit and defined contribution benefits. In April 2005, the defined benefit section of the Fund was closed to new participants.
     Members of the defined benefit section of the Fund who retire early may draw a pension reduced by approximately four per cent a year for each year of early payment. Executives can take their pension benefits unreduced for early payment from the age of 60. Spouse and dependants’ pensions are also provided. Pensions paid from this section are guaranteed to increase annually in line with increases in the UK Retail Price Index subject to a maximum of ten per cent per annum. Increases above this level are discretionary.
     During 2007, there was no requirement for company cash contributions to be paid into the Rio Tinto Pension Fund, although cash contributions are required if the Company wishes to enhance the benefits for any individual member.
     Rio Tinto reviewed its pension policy in light of the legislative changes introduced from April 2006. The Rio Tinto Pension Fund was amended to incorporate a fund specific limit equivalent to the earnings cap for all members previously affected; unfunded benefits continue to be provided, where already promised, on pensionable salary above the fund specific limit.
     Guy Elliott is accruing a pension of 2.3 per cent of basic salary for each year of service with the Company to age 60. Proportionally lower benefits are payable on leaving service or retirement prior to the age of 60. The unfunded arrangements described above will be utilised to deliver this promise to the extent not provided by the Fund.
     Tom Albanese is accruing a pension payable from normal retirement age of 60 of two thirds of basic salary, subject to completion of 20 years’ service with the Group, inclusive of benefits accrued under the US pension arrangements. Proportionally lower benefits are payable for shorter service or, if having attained 20 years’ service, retirement is taken prior to the age of 60. His benefits under the Rio Tinto Pension Fund are restricted to the fund specific limit, with the balance provided through unfunded arrangements.
     Dick Evans has been offered membership of the Rio Tinto International Pension Fund, a funded occupational pension scheme based in the UK established in accordance with the requirements of Section 615 of the Income Corporation and Taxes Act 1988. His membership will be effective from 25 October 2007. The fund provides both defined benefit and defined contribution benefits. Dick Evans will be a defined contribution member. The Company’s contribution will be 20 per cent of basic salary.

Australia
Until his retirement on 30 September 2007 Leigh Clifford participated in the Rio Tinto Staff Superannuation Fund, a

Rio Tinto 2007 Form 20-F	124

Back to Contents

funded superannuation fund regulated by Australian legislation. The fund provides both defined benefit and defined contribution benefits. Leigh Clifford was a defined benefit member, accruing lump sums payable on retirement. Retirement benefits are limited to a lump sum multiple of up to seven times final basic salary at age 62. Proportionally lower benefits are payable on leaving service or retirement prior to the age of 62.
     Executives are not required to pay contributions. During 2007, Company cash contributions were paid into the Rio Tinto Staff Superannuation Fund to fund members’ defined benefit and defined contribution benefits.

Other pensionable benefits
For Australian participants annual STIP awards are superannuable up to a maximum value of 20 per cent of basic salary. This results in a defined contribution payment equivalent to 20 per cent of the superannuable component of STIP and does not impact the defined benefit component. For the UK executive directors basic pay only is pensionable.
     Details of directors’ pension and superannuation entitlements are set out in Table 2 on page 137.

Performance and non performance related remuneration
Total remuneration is a combination of fixed and performance related elements, each of which is described in this report. In addition, some executives have specific arrangements for remuneration outside these core elements and which are detailed in the service contracts table on page 127. The total remuneration for executives shown in Table 1 includes these non performance related items, which are specific to the circumstances of each executive.
     The performance related, or variable, elements are the short and long term incentive plans, which are linked to achievement of business and personal performance goals and are, therefore, “at risk”. The rest of the elements of the package are “fixed”, as they are not at risk, although some, such as base salary, are also related to performance.
     Excluding post employment costs and expatriate secondment costs, employment costs and other benefits, the proportion of total direct remuneration provided by way of variable components, assuming target levels of performance, is approximately 68 per cent for the chief executive, 62 per cent for the finance director, and between 62 per cent and 68 per cent for the product group chief executives and the Group executive Business Resources. Variable components comprise the Short Term Incentive Plan, the Share Option Plan and the Mining Companies Comparative Plan (STIP, SOP and MCCP respectively).
     The actual proportion of total direct remuneration provided by way of variable components is set out in the table below and may differ from these target percentages depending on company and personal performance. Fixed pay is represented by base salary, non monetary and other cash benefits, post employment benefits, other than long term benefits, termination benefits and voluntary share based awards. Variable pay is made up of the cash bonus and the values of the share based awards related to company performance.

Table showing remuneration mix
	Fixed as %	At-risk as %	Options as %
	of 2007 total	of 2007 total	of total

Tom Albanese	31.8	68.2	6.0
Leigh Clifford	72.9	27.1	12.2
Guy Elliott	19.6	80.4	6.7
Dick Evans	100	—	—
Preston Chiaro	19.2	80.8	7.5
Bret Clayton	42.9	57.1	4.9
Oscar Groeneveld	24.0	76.0	6.0
Keith Johnson	21.0	79.0	7.1
Andrew Mackenzie	25.8	74.2	7.8
Sam Walsh	19.3	80.7	6.4

Dick Evans did not receive vested incentives in 2007.

Share based remuneration not dependent on performance
Executives may participate in share and share option plans that are available to all employees at particular locations and for which neither grant nor vesting is subject to the satisfaction of a performance condition. These plans are consistent with standard remuneration practice whereby employees are offered participation in such plans as part of their employment to encourage alignment with the long term performance of the Company.
     Executives employed in the Rio Tinto plc part of the Group may participate in the Rio Tinto plc Share Savings Plan, a savings-related share option plan which is open to employees in the UK and elsewhere. Under the plan, participants can save up to £250 per month, or equivalent in local currency, for a maximum of five years. At the end of the savings period participants may exercise an option over shares granted at a discount of up to 20 per cent to the market value at the time of grant. The number of options to which participants are entitled is determined by the option price, the savings amount and the length of the savings contract. No consideration is paid or payable by the participant on receipt of the options. The UK section of this plan is approved by HM Revenue & Customs (HMRC). Grants made to executives are set out in Table 5 on pages 141 to 144.
     Eligible UK employees, including some of the executives, may also participate in the Rio Tinto Share

Rio Tinto 2007 Form 20-F	125

Back to Contents

Ownership Plan, an HMRC approved share incentive plan which was introduced in 2002. Under this plan, participating employees can save up to £125 per month, which the plan administrator invests in Rio Tinto plc shares. The Company matches these purchases on a one-for-one basis. In addition, eligible employees may receive an annual award of shares up to a maximum of five per cent of salary, subject to a cap of £3,000. The Rio Tinto Shared Ownership Plan includes restrictions on transfer of shares while the shares are subject to the plan.
     Executives employed in the Rio Tinto Limited part of the Group may elect to participate in the Rio Tinto Limited Share Savings Plan, introduced in 2001, which is similar to the Rio Tinto plc Share Savings Plan. Grants made to executives are set out in Table 5 on pages 141 to 144. Executives, other than executive directors, may be eligible to participate in the MSP 2007 as described on page 124. No grants were made to executives during 2007.
     Where, under an employee share plan operated by the Company, participants are the beneficial owners of the shares, but not the registered owner, the voting rights are normally exercised by the registered owner at the direction of the participant.

Rio Tinto 2007 Form 20-F	126

Back to Contents

Service contracts
The following table details the key aspects of each executive’s service contract.

Service contract table
	Tom	Guy	Dick	Leigh	Bret	Preston	Andrew	Keith	Oscar	Sam
	Albanese	Elliott	Evans	Clifford	Clayton	Chiaro	Mackenzie	Johnson	Groeneveld	Walsh

2007 roles held	Group	Finance	ED &	Group	CEO	CEO	Commenced	Group	Chief	CEO Iron
and	CEO	Director	CEO Rio	CEO	Copper &	Energy &	notice	Executive	Adviser	Ore
commencement	(1/5/07)	(19/6/02)	Tinto	(30/3/04)	Diamonds	Industrial	period	Business	(25/10/07)	(1/11/04)
dates			Alcan		(15/11/07)	Minerals	(15/10/07)	Resources
	Director		(25/10/07)	(until				(1/6/07)	CEO
	of Group			retirement	CEO	CEO	CEO		Aluminium
	Resources			30/09/07)	Copper	Energy	Industrial	CEO	(1/10/04)
	(7/3/06)				(1/6/06)	(1/9/03)	Minerals	Diamonds
							(1/8/04)	(1/3/04)

Contract date	1/5/07	19/6/02	25/10/07	30/3/04	1/6/06	30/9/03	4/5/04	12/3/04	1/10/04	3/8/04
(contract
disclosed
8/5/07)

Years of service	26	27	—	Retired	13	16	3	16	33	16
completed

Standard	Pension or superannuation fund participation.
contract	Salary subject to annual review.
conditions	May participate in Rio Tinto Long Term Incentive Plans (LTIP).
Participates in employee car scheme in accordance with policy applicable in country of assignment.
Participates in medical benefits programs applicable to employees generally in country of origin.
Where applicable, receive expatriate secondment packages which may include a housing benefit, repatriation and tax equalization.

Term	It is the Group’s policy that executives’ service contracts generally have no fixed term, except for the contract for Dick Evans which has a two year term, but are capable of termination giving no less than the notice set out below.

Notice	12	12	12	n/a	12	12	12	12	12	12
	months	months	months		months	months	months	months	months	months

Resignation	Outstanding Long Term Incentive awards under the SOP and MCCP are forfeited as is any pro-rata STIP.

Retirement	Pro rata STIP paid based on portion of performance period worked. LTIPs subject to performance test at completion of normal performance period and options or performance shares may vest at that time to the extent provided by the performance condition. Options or performance shares held for less than 12 months at date of termination are reduced pro rata.

Termination by company – general including redundancy	Rio Tinto has retained the right to pay executives in lieu of notice. Given the wide variety of circumstances leading to early termination, the executive’s service contracts do not provide explicitly for compensation but, in the event of early termination, including redundancy, it is the Group’s policy to act fairly in all circumstances. Pre-existing entitlements may apply under redundancy policies generally applicable to employees in particular regions. Notice may be worked or fully or partly paid in lieu, at Company discretion, and additional capped service-related payments may apply. Compensation would not provide reward for poor performance. In the event of termination except for cause, the plans provide that STIP would be paid based on the portion of the performance period worked. LTIP’s would be subject to a performance test at completion of the normal performance period. Options and performance shares may vest at that time to the extent provided by the performance condition. Options or performance shares that have been held for less that 12 months at the date of termination would be reduced pro-rata.

Termination for cause	Employment may be terminated by the Company without notice and without payment of any salary or compensation in lieu of notice. Outstanding awards under the SOP and MCCP are forfeited as is any pro rata STIP.

Change of control	Contractual entitlements to severance are not triggered by a change of control. LTIP rules approved by shareholders in 2004 provide the following in the event of a change of control:

SOP: All outstanding performance periods end on the date of change of control and options may vest to the extent that the performance condition has been satisfied at that date.

MCCP: All outstanding performance periods end on the date of change of control and performance shares may vest to the extent that the performance condition has been satisfied at that date. If a performance period ends within 12 months of grant, and vested awards will be reduced pro rata.

Rio Tinto 2007 Form 20-F	127

Back to Contents

Shareholding policy
In 2002, the committee decided that it would be appropriate to encourage executives to build up a shareholding, aiming to reach a holding equal in value to two times base salary over five years. Details of executives’ share interests in the Group are set out in Table 3 on page 138.

Share dealing policy
Executives participate in long term incentive plans which involve the awarding of Rio Tinto securities at a future date. The board has a policy prohibiting an executive from limiting his or her exposure to risk in relation to the securities. This is contained in the ‘Rules for dealing in Rio Tinto securities’ which is available on the companies’ website. All employees subject to the Rules receive regular training and information about this prohibition. The grants of shares and options under the plans are conditional upon compliance with the Rules.

REMUNERATION PAID IN 2007

Performance of Rio Tinto and individual executives
2007 was another year of strong performance for the Group.
     The effect of this performance on shareholder wealth, as measured by TSR, is detailed in the table below and the relationship between TSR and executive remuneration is discussed in the Executive remuneration and Remuneration components sections above.

Rio Tinto shareholder return 2003-2007
Year	Dividends	Share price –		Share price –		Total shareholder return
	per share	Rio Tinto plc		Rio Tinto Limited A$				(TSR)
	paid during	£ (pence)			(US$)
	the year
	(US cents					plc	Ltd	Group
	per share)	1 Jan	31 Dec	1 Jan	31 Dec	%	%	%

2007	116.0	2,718	5,317	74.30	133.95	99.5	82.9	91.8
2006	191.5	2,655	2,718	69.00	74.30	6.3	12.2	7.6
2005	83.5	1,533	2,655	39.12	69.00	77.5	81.3	78.4
2004	66.0	1,543	1,533	37.54	39.12	1.7	7.4	13.0
2003	60.5	1,240	1,543	33.95	37.54	27.9	14.7	24.8

Rio Tinto Group and product group performance during 2007, and over relevant performance periods ending at 31 December 2007, impacted executives’ remuneration as follows:

Share based awards
•	SOP – Rio Tinto TSR growth over the three years ending 31 December 2007 achieved the level required by the applicable performance condition to vest 100 per cent.
•	MCCP – Rio Tinto ranked fifth in the ten company comparator group at the completion of the four-year performance period ending 31 December 2007, resulting in 35 per cent vesting of the conditional award made to executives who were directors or product group chief executives at the date of the conditional award. This group included Tom Albanese, Leigh Clifford, Guy Elliott, Oscar Groeneveld, Preston Chiaro, Keith Johnson, Andrew Mackenzie and Sam Walsh. The vesting shown in Table 4 on pages 139 to 140, is in accordance with the performance condition applicable to the 2004 award and represents 35 per cent of the original awards for those who were in executive director or product group chief executive roles at the time of grant of the conditional award.

Annual cash bonus
Cash bonuses (STIP) in respect of the 2007 performance period, to be paid in March 2008, are set out in Table 1 on pages 134 to 136 and the percentages awarded to each executive is set out in the table on page 130. These bonuses were approved by the committee on the basis of delivered performance against financial, safety and personal (including operational and strategic) targets and objectives for each executive.
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

Rio Tinto 2007 Form 20-F	128

Back to Contents

The targets and objectives chosen enable personal performance and the benefit accruing to shareholders in the long term to be mirrored in each of the executives’ “at risk” remuneration.
     To achieve linkage between business/financial and personal/non financial performance and remuneration, each executive director’s and the Group executive Business Resources STIP payment is calculated as a percentage of salary in accordance with the formula set out below:

		Business / financial			Personal / non financial
		(score = 0% to 133%)			(score = 0% to 133%)
Target
STIP	x	75% weight	25% weight	x
(60%)		Group	Group		Personal targets
		net earnings	safety performance		and objectives

For each product group chief executive, STIP payments are calculated as a percentage of salary in accordance with the formula set out below:

		Business / financial			Personal / non financial
		(score = 0% to 133%)			(score = 0% to 133%)
Target
STIP	x	40% weight	60% weight	x	25% weight	75% weight
(60%)		Group	Product group		Product group	Personal targets
		financial results	financial results		safety	and objectives

Strong Group financial performance for 2007 resulted in a STIP score at 106 per cent of target for this component. Financial performance for each product group varied and the Remuneration committee approved STIP scores ranging from 70 per cent of target to 133 per cent of target (maximum is 133 per cent) for this component.
     Group safety performance resulted in the Remuneration committee approving a score of 100 per cent of target (maximum is 133 per cent) for this component. Product group safety performance varied and STIP scores ranged from 85 per cent of target to 150 per cent of target (where 150 per cent is the maximum achievable) for this component.
     Consequently, total STIP awards for executives ranged from 13 per cent to 93 per cent of salary (10.8 per cent to 77.5 per cent of maximum).
     Each of the results set out below therefore reflect the above, strong operational performance and portfolio initiatives to secure future value for the business across the Group:

Tom Albanese
The committee assessed personal performance as above target and the overall STIP award was 141.6 per cent of target (70.8 per cent of maximum).

Guy Elliott
The committee assessed personal performance as above target and the overall STIP award was 136.6 per cent of target (68.3 per cent of maximum).

Dick Evans
Not eligible to participate in Rio Tinto STIP for 2007.

Preston Chiaro
The committee assessed product group financial and safety performance as below target and personal performance as on target. The overall STIP award was 83.3 per cent of target (41.6 per cent of maximum).
     The committee awarded a special bonus in light of substantial additional portfolio responsibilities during the last quarter of 2007. For this pro-rata bonus, product group financial performance was assessed as below target and safety and personal performance was on target. The overall pro rata STIP award was 93.1 per cent of target (46.5 per cent of pro rata maximum).

Bret Clayton
The committee assessed product group financial and personal performance as above target and safety performance as below target. The overall STIP award was 125 per cent of target (62.5 per cent of maximum).
     The committee awarded a special bonus in light of substantial additional portfolio responsibilities during the last quarter of 2007. For this pro rata bonus product group financial and personal performance as above target and safety performance as below target. The overall pro rata STIP award was 123.1 per cent of target (61.5 per cent of pro rata maximum).

Leigh Clifford
Leigh Clifford retired on 30 September 2007 and is eligible to receive a pro rata bonus for the proportion of the performance period worked prior to retirement. The pro rata bonus is based on personal performance to the date of

Rio Tinto 2007 Form 20-F	129

Back to Contents

retirement and Group financial and safety performance for the year.
     The committee assessed personal performance as above target and the overall STIP award was 118.4 per cent of target (59.2 per cent of maximum) for the period worked.

Oscar Groeneveld
The committee assessed product group financial performance as below target, personal performance as above target and safety performance as on target. The overall STIP award was 105 per cent of target (52.5 per cent of maximum).

Keith Johnson
The committee assessed pro rata product group financial and personal performance as above target and product group safety performance as below target. The overall STIP award was 118.3 per cent of target (59.1 per cent of maximum).

Andrew Mackenzie
The committee assessed product group financial and safety performance as well as personal performance as below target. The overall STIP award was 21.6 per cent of target (10.8 per cent of maximum).

Sam Walsh
The committee assessed product group financial performance as slightly below target and safety and personal performance as above target. The overall STIP award was 126.6 per cent of target (63.3 per cent of maximum).

Retention
Tom Albanese and Oscar Groeneveld were each awarded a conditional one-off three year retention bonus in October 2004, prior to their appointments as an executive director and product group chief executive Aluminium respectively, with a view to retaining their services. These retention bonuses of 100 per cent of salary as at 1 March 2007 were paid in October 2007. The values for Tom Albanese and Oscar Groeneveld were US$1,232,232 and US$1,195,766 respectively. These amounts have been expensed over the three year period on an accrual basis, adjusted for exchange rate fluctuations and reported in Table 1 under ‘Other long term benefits’ as US$477,000 for Tom Albanese and US$478,000 for Oscar Groeneveld.

Share based payment – long term incentives granted in 2007
Options over either Rio Tinto plc or Rio Tinto Limited shares, as appropriate, were granted to each executive except Dick Evans under the SOP on 13 March 2007. The committee reviewed the performance condition applicable to this grant and confirmed that vesting will be dependent on Rio Tinto’s TSR relative to the HSBC Global Mining Index over a three year performance period. Details of all options outstanding under SOP are included in Table 5 on pages 141 to 144.
     A conditional award of performance shares in either Rio Tinto plc or Rio Tinto Limited shares was made to each executive except Dick Evans under the MCCP on 13 March 2007. The committee reviewed the performance condition applicable to the conditional award and confirmed that vesting will be dependent on Rio Tinto’s TSR relative to 15 other mining companies.
     The percentages of maximum bonuses made to executives in respect of 2007 and long term incentive grants vested in respect of performance periods which ended on 31 December 2007, as well as the percentages forfeited because the relevant company or individual did not meet the performance criteria required for full vesting, are as follows:

Bonuses and grants made during or in respect of 2007
	STIP Cash[1]		SOP Options[2]		MCCP Shares[3]

	% of	% of	%	%	%	%
	maximum	maximum	vested	forfeited	vested	forfeited
	vested	forfeited

Leigh Clifford[4]	59.2	40.8	100	—	35	65
Guy Elliott	68.3	31.7	100	—	35	65
Tom Albanese	70.8	29.2	100	—	35	65
Preston Chiaro	42.6	57.4	100	—	35	65
Bret Clayton	62.1	37.9	100	—	50	50
Oscar Groeneveld	52.5	47.5	100	—	35	65
Keith Johnson	59.1	40.9	100	—	35	65
Andrew Mackenzie	10.8	89.2	100	—	35	65
Sam Walsh	63.3	36.7	100	—	35	65

Rio Tinto 2007 Form 20-F	130

Back to Contents

Notes
1.	Paid in March 2008 in respect of 2007.
2.	Vesting of the 2005 SOP options in March 2008 for performance period ending 31December 2007.
3.	Vesting of 2004 conditional award in February 2008 for performance period ending 31December 2007.
4.	Leigh Clifford’s STIP, 2007 SOP option grant and 2007 MCCP conditional award were reduced proportionally to reflect the actual proportion of 2007 he was an employee of the Group.

Minimum and maximum total bonuses and grants 2008
The potential maximum and minimum total value of bonuses and the face value share and option based compensation for the 2008 financial year are set out below.

	STIP Cash[1] Potential		SOP		MCCP
	range of bonus		Options(% of		Shares(% of
	payments in March		March 2008		March 2008
	2009 in respect of			salary)[2,3]		salary)[2,4]
		2008

	Min	Max	Min	Max	Min	Max

Tom Albanese	—	£1,089,000	—	300	—	200
Dick Evans	—	US$4,792,500	—	300	—	200
Guy Elliott	—	£810,600	—	200	—	140
Preston Chiaro	—	US$870,000	—	300	—	200
Bret Clayton	—	US$840,000	—	300	—	200
Oscar Groeneveld	—	A$1,920,000	—	200	—	140
Keith Johnson	—	£504,000	—	200	—	140
Andrew Mackenzie	—	£522,000	—	200	—	140
Sam Walsh	—	A$1,770,000	—	200	—	140

Notes
1.	Based on eligibility at 1 March 2008.
2.	Grant/Conditional award based on the average share price during 2007.
3.	SOP options to be granted in 2008 may, subject to achievement of the performance condition, vest in 2011. The maximum value of these options at the date of vesting would be calculated by multiplying the number of vested options by the intrinsic value at that time (ie the difference between the option exercise price and the current market price of the shares).
4.	MCCP performance shares to be awarded conditionally in 2008 may, subject to achievement of the performance condition, vest in 2012. The maximum value of these shares at the date of vesting would be calculated by multiplying the number of vested shares by the intrinsic value at that time (ie the current market price plus, the value of dividends “earned” on the vested shares during the performance period).

OTHER DISCLOSURES

Executives’ external and other appointments
Executives may be invited to become non executive directors of other companies. It is Rio Tinto’s policy that such appointments can broaden their experience and knowledge, to the benefit of the Group. This policy limits each executives’ external directorships to one FTSE 100 company or equivalent and they are not allowed to take on the chairmanship of another FTSE 100 company or equivalent.
     Consequently, where there is no likelihood that such directorships will give rise to a conflict of interest, the board will normally give consent to the appointment. The executive is permitted to retain the fees earned. In the course of the year Leigh Clifford received US$53,000 and Guy Elliott US$47,000 in respect of their non Rio Tinto related directorships.
     Executives have agreed to waive any fees receivable from subsidiary and associated companies. One executive director waived US$12,910 during the period (2006: US$1,390).

Company secretary remuneration
The remuneration policy described above applies to the company secretary of each of Rio Tinto plc and Rio Tinto Limited. They participate in the same performance based remuneration arrangements as the executives. The individual performance measures for the Company secretaries’ annual cash bonus comprise Group and personal measures. Their personal measures reflect the key responsibilities of the company secretarial role and include ensuring compliance with regulatory requirements, oversight of good corporate governance practice and the provision of corporate secretarial services.

Chairman and non executive director remuneration
Remuneration policy
Reflecting the board’s focus on long term strategic direction and corporate performance rather than short term results, remuneration for the chairman and non executive directors is structured with a fixed fee component only, details of which are set out below and in the table on page 132. The board as a whole determines non executive directors’ fees, although non executive directors do not vote on any changes to their own fees. Fees reflect the responsibilities and time spent by the directors on the affairs of Rio Tinto. To reflect the commitment expected from directors, as well as market

Rio Tinto 2007 Form 20-F	131

Back to Contents

practice for similar companies, fees for committee chairmen and members were reviewed during the year. The new fees which took effect from 1 November 2007 are set out in the table below.
     It is Rio Tinto’s policy that the chairman should be remunerated on a competitive basis and at a level which reflects his contribution to the Group, as assessed by the board. The chairman is not present at any discussion regarding his own remuneration and he does not participate in the Group’s incentive plans or pension arrangements. The fee for the chairman was reviewed during the year and the revised fee is set out in the table below.

Letters of appointment
Non executive directors have formal letters of appointment setting out their duties and responsibilities. These letters are available for inspection at Rio Tinto plc’s registered office, prior to the annual general meeting and at the meeting itself. Each non executive director is appointed subject to subsequent election and periodic re-election by shareholders as detailed on page 146. There are no provisions for compensation payable on termination of any non executive director’s appointment.
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

Shareholding policy
In 2006, the board recommended that non executive directors be encouraged to build up a shareholding equal in value to one year’s base fees. To help facilitate this, the Group put in place a non executive directors’ share purchase plan under which non executive directors can elect to invest a proportion of their fees net of tax on a regular basis to acquire shares on-market. During the year four directors purchased shares using these arrangements. Purchases were suspended following an unsolicited approach from BHP Billiton announced on 8 November 2007.

Remuneration components
The following table sets out the annual fees payable to the chairman and the non executive directors in £/A$, as appropriate.

	As at	As at
	31 Dec 2007	31 Dec 2006

Base fees:
Chairman	£693,000	£630,000
Other directors	£70,000	£60,000
	A$160,000	A$150,000
Additional fees:
Senior independent director	£35,000	£35,000
Audit committee chairman	£30,000	£30,000
Audit committee member	£15,000	£15,000
	A$37,500	$37,500
Remuneration committee chairman	£20,000	£20,000
Remuneration committee member	£10,000	£10,000
	A$25,000	A$25,000
Nominations committee member	£7,500	—
Committee on social and environmental accountability chairman	£20,000	£20,000
Committee on social and environmental accountability member	£7,500	£7,500
	A$18,750	A$18,750
Overseas meeting allowances:
Long distance (flights over	£4,000	£4,000
10 hours per journey)	A$10,000	A$10,000
Medium distance (flights of	£2,000	£2,000
5-10 hours per journey)	A$5,000	A$5,000

There were eight scheduled board meetings (2006: eight) and 11 held at short notice (2006: one).
     No additional fee is payable to the chairman of the Nominations committee.
     Rio Tinto does not pay retirement benefits or allowances to the chairman or non executive directors, nor do any of them participate in any of the Group’s incentive plans. Where the payment of statutory minimum superannuation contributions for Australian non executive directors is required by the Australian superannuation guarantee legislation, these contributions are deducted from the directors’ overall fee entitlements.

Remuneration paid during 2007
Details of each element of remuneration paid to the chairman and non executive directors during 2007 are set out in the table below. Details of the aggregate remuneration, calculated in accordance with the Companies Act 1985, of the

Rio Tinto 2007 Form 20-F	132

Back to Contents

directors of the parent companies are set out in note 43 to the 2007 financial statements. No post employment, long term or termination payments were paid and no share based payments made.

Auditable information
Under Part 3 of Schedule 7A to the UK Companies Act 1985, the information included in respect of the non executive directors and the directors’ short term employee benefits (excluding employment costs), defined contribution pension costs and termination benefits in Table 1, 4 and 5 are auditable.
     The Australian Securities Investment Commission issued an order dated 27 January 2006 (and amended on 22 December 2006) under which the information included in the Remuneration report to comply with paragraph 25 of Australian Accounting Standard AASB 124 “Related Party Disclosures” (relating to “key management personnel” compensation) is also auditable. This information comprises Tables 1, 3, 4 and 5 and the disclosures provided under the headings Executive remuneration, Remuneration components, Remuneration paid in 2007 and Chairman and non executive director remuneration.

Annual general meetings
Shareholders will be asked to vote on this Remuneration report at the Companies’ 2008 annual general meetings.

By order of the board

Ben Mathews
Secretary
Remuneration committee
5 March 2008

Rio Tinto 2007 Form 20-F	133

Back to Contents
Table 1 – Executives’ and non executive directors’ remuneration
				Short term employee benefits			Other	Long term employee benefits
							long
							term
							benefits

								Value of share based awards [5]
		Base	Cash	Other	Non	Total		MCCP [6]	SOP [7]	Others [8]
		salary	bonus	cash	monetary
				based	benefits [3]

Stated in US$’000[1]
Chairman
Paul Skinner[11]	2007	1,282	—	34	160	1,476	—	—	—	—
	2006	1,114	—	31	147	1,292	—	—	—	—
Non executive directors[12]
Ashton Calvert	2007	121	—	42	—	163	—	—	—	—
	2006	119	—	60	—	179	—	—	—	—
Sir David Clementi	2007	174	—	16	—	190	—	—	—	—
	2006	138	—	15	—	153	—	—	—	—
Vivienne Cox	2007	154	—	16	—	170	—	—	—	—
	2006	129	—	7	—	136	—	—	—	—
Sir Rod Eddington	2007	133	—	15	—	148	—	—	—	—
	2006	109	—	21	—	130	—	—	—	—
Michael Fitzpatrick	2007	164	—	46	—	210	—	—	—	—
	2006	74	—	35	—	109	—	—	—	—
Yves Fortier[14]	2007	32	—	—	—	32	—	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Richard	2007	184	—	28	—	212	—	—	—	—
Goodmanson
	2006	138	—	18	—	156	—	—	—	—
Andrew Gould	2007	204	—	8	—	212	—	—	—	—
	2006	156	—	15	—	171	—	—	—	—
Lord Kerr	2007	174	—	8	—	182	—	—	—	—
	2006	135	—	7	—	142	—	—	—	—
David Mayhew[13]	2007	150	—	8	—	158	—	—	—	—
	2006	133	—	15	—	148	—	—	—	—
Sir Richard Sykes	2007	236	—	24	—	260	—	—	—	—
	2006	202	—	15	—	217	—	—	—	—
Paul Tellier[14]	2007	35	—	—	—	35	—	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Executive directors
Tom Albanese[11]	2007	1,494	1,277	49	271	3,091	477	6,556	758	8
	2006	899	842	—	(47)	1,694	378	(115)	599	13
Leigh Clifford[11]	2007	1,401	1,008	718	558	3,685	1,582	103	911	3
	2006	1,611	1,598	148	296	3,653	—	(1,162)	1,090	3
Guy Elliott	2007	1,213	1,005	30	6	2,254	—	5,855	625	13
	2006	1,016	1,011	28	6	2,061	—	(614)	512	11
Dick Evans	2007	281	—	25	54	360	—	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Other key management personnel
Preston Chiaro	2007	650	422	21	536	1,629	—	5,015	557	16
	2006	591	412	21	214	1,238	—	(119)	444	7
Bret Clayton	2007	570	541	—	1,075	2,186	—	1,583	199	14
	2006	429	349	50	430	1,258	—	64	102	12
Oscar Groeneveld	2007	1,261	877	—	86	2,224	478	5,292	528	4
	2006	962	839	—	88	1,889	359	(606)	418	2
Keith Johnson	2007	781	558	33	3	1,375	—	3,730	423	11
	2006	663	644	—	35	1,342	—	(54)	325	9
Andrew Mackenzie	2007	861	111	12	28	1,012	—	3,575	436	13
	2006	737	723	—	32	1,492	—	57	267	11
Sam Walsh	2007	1,108	894	—	81	2,083	—	4,816	491	4
	2006	887	664	—	57	1,608	—	(28)	381	2

Rio Tinto 2007 Form 20-F	134

Back to Contents
Table 1 – Executives’ and non executive directors’ remuneration (continued)
	Post employment benefits[9]		Terminat	Total		Currency
			ion	remuner		of actual
			benefits	ation		payment

	Pension	Other
	and	post
	superann	employment
Stated in US$’000	uation	benefits

Chairman
Paul Skinner[11]	—	—	—	1,476	2007	£
	—	—	—	1,292	2006	£
Non executive directors[12]
Ashton Calvert	—	—	—	163	2007	A$
	—	—	—	179	2006	A$
Sir David Clementi	—	—	—	190	2007	£
	—	—	—	153	2006	£
Vivienne Cox	—	—	—	170	2007	£
	—	—	—	136	2006	£
Sir Rod Eddington	—	—	—	148	2007	A$
	—	—	—	130	2006	A$
Michael Fitzpatrick	—	—	—	210	2007	A$
	—	—	—	109	2006	A$
Yves Fortier[14]	—	—	—	32	2007	£
	—	—	—	—	2006	—
Richard Goodmanson	—	—	—	212	2007	£
	—	—	—	156	2006	£
Andrew Gould	—	—	—	212	2007	£
	—	—	—	171	2006	£
Lord Kerr	—	—	—	182	2007	£
	—	—	—	142	2006	£
David Mayhew[13]	—	—	—	158	2007	£
	—	—	—	148	2006	£
Sir Richard Sykes[13]	—	—	—	260	2007	£
	—	—	—	217	2006	£
Paul Tellier[14]	—	—	—	35	2007	£
	—	—	—	—	2006	—
Executive directors
Tom Albanese	1,706	—	—	12,596	2007	£
	707			3,276	2006	£
Leigh Clifford[10]	364	—	817	7,465	2007	£
	406	—		3,990	2006	£
Guy Elliott	560	—	—	9,307	2007	£
	707			2,677	2006	£
Dick Evans	56	—	—	416	2007	US$
	—	—	—	—	2006	—
Other key management personnel
Preston Chiaro	190	7	—	7,414	2007	US$
	180	5	—	1,755	2006	US$
Bret Clayton	82	3	—	4,067	2007	US$
	70	3	—	1,509	2006	US$
Oscar Groeneveld	281	—	—	8,807	2007	A$
	254	—	—	2,316	2006	A$
Keith Johnson	422	—	—	5,961	2007	£
	385	—	—	2,007	2006	£
Andrew Mackenzie	518	—	—	5,554	2007	£
	475	—	—	2,302	2006	£
Sam Walsh	290	—	—	7,684	2007	A$
	252	—	—	2,215	2006	A$

Rio Tinto 2007 Form 20-F	135

Back to Contents

Table 1 – Executives’ and non executive directors’ remuneration (continued)
Notes to Table 1
1.	The total remuneration is reported in US dollars. The amounts, with the exception of the annual cash bonus, can be converted into sterling at the rate of US$1 = £0.4995 or alternatively into Australian dollars at the rate of US$1 = A$1.1959, each being the average exchange rate for 2007. The annual cash bonus is payable under the STIP and this may be converted at the 2007 year end exchange rate of US$1 = £0.5005 to ascertain the sterling equivalent or alternatively, US$1 = A$1.141 to calculate the Australian dollar value.
2.	Other cash based benefits for executives are described in the Remuneration report on page 120 to 133. Cash based benefits include cash in lieu of a car and fuel, cash in lieu of holiday and in the case of Tom Albanese only, the grossed up equivalent of re-imbursed costs following the cancellation of a holiday at short notice so as to undertake company business.
3.	Non monetary benefits for executives include healthcare, 401K contributions in the US, the provision of a car, annual leave accruals and secondment costs comprising housing, education, professional advice, tax equalisation and relocation payments made to and on behalf of executives living outside their home country. In the case of Tom Albanese only, it also includes the grossed up proportionate value of company provided transport. In previous years costs which are not compensation were included in ‘Non monetary benefits’, namely social security contributions and accident insurance premiums in the UK and US and payroll tax in Australia. These have not been included in 2007 and the comparative figures for 2006 have been restated to reflect this.
4.	“Total short term benefits” represents the short term benefits total required under schedule 7A of the UK Companies Act 1985 (UK) and total remuneration under the Australian Corporations Act 2001 and applicable accounting standards.
5.	The value of share based awards has been determined in accordance with the recognition and measurement requirements of IFRS2 “Share based Payment”. The fair value of awards granted under the Rio Tinto Share Option Plan (the SOP) and the Rio Tinto Share Savings Plan (the SSP) have been calculated at their dates of grant using an independent lattice based option valuation model provided by external consultants, Lane Clark and Peacock LLP. The fair value of awards granted under the Mining Companies Comparative Plan (the MCCP) has been based on the market price of shares at the measurement date adjusted to reflect the number of awards expected to vest based on the current and anticipated relative TSR performance and, where relevant, for non receipt of dividends between measurement date and date of vest. Over 2007, the increase in Rio Tinto’s share price combined with an improvement in Rio Tinto’s TSR performance relative to the comparator group, has led to significant increases in the value attached to the MCCP under these accounting standards. Further details of the valuation methods and assumptions used for these awards are included in note 48 (Share Based Payments) in the 2007 Financial statements. The fair value of other share based awards is measured at the purchase cost of the shares from the market.
6.	The number of conditional shares awarded to executives under the MCCP for the twelve month period ending 31 December 2007 are shown in Table 4 of this report.
7.	The award of options to executives under the SOP during the twelve month period up to 31 December 2007 is shown in Table 5 of this report.
8.	Under the Share Ownership Plan UK executives are beneficiaries of free shares up to a maximum value of £3,000 (US$6,006) and may also contribute to purchase additional shares where the Company will match their personal contributions up to a maximum of £1,500 (US$3,003) per annum. Under these plans Guy Elliott, Keith Johnson and Andrew Mackenzie each received a total of £4,500 (US$9,009) and Tom Albanese a total of £3,000 (US$6,006). American Group product chief executives enjoy a Company matching of personal contribution for shares under the 401k arrangements up to a maximum of US$14,250. The Company matched personal contributions to the following values: Preston Chiaro US$14,250 and Bret Clayton US$13,500.
9.	The costs shown for defined benefit pension plans and post retirement medical benefits are the service costs attributable to the individual, calculated in accordance with IAS19. The cost for defined contribution plans is the amount contributed in the year by the company.
10.	Leigh Clifford resigned as a director on 30 April 2007 and retired from the Group on 30 September 2007. His remuneration of US$7,465,000 represents his total remuneration up to the date of his retirement, of which US$1,684,000 related to the period of service as a director and US$5,781,000 related to the period of service thereafter. The remuneration for the period of service as a director comprises short term benefits of US$1,286,000, share based awards of US$197,000 and post employment benefits of US$201,000. The remuneration after Leigh’s resignation as a director includes two payments related to his retirement. He was entitled to a long term benefit of US$1,582,000 which represents long service leave amounts required under Australian legislation and accrued by the Company during his 37 years of completed service. Upon retiring he was entitled to a termination benefit of US$817,000 related to his superannuation. This entitlement arose in respect of a benefit granted in 2004 when his contractual retirement age was reduced by the Company from 62 to 60. An additional benefit equivalent to the increase in the pension multiple at age 60 from 6.65 to 7.0 was rolled over to an Australian superannuation fund as a Transitional Termination Payment. This was grossed up for the resultant Australian tax liability to deliver the intended multiple. In 2006, allowance for this additional benefit was included in Table 2 – ‘Executive directors’ pension entitlements’.
11.	The non-monetary benefit represents the grossed up proportionate value of company provided transport in 2007. The 2006 figures have been restated accordingly. The non monetary benefit also includes medical insurance.
12.	The “Other cash based benefits” for non executive directors comprises an overseas meeting allowance only.
13.	David Mayhew’s fees for the full year were paid to JPMorgan Cazenove and Sir Richard Sykes’s fees for the period 1 January 2007 to 30 April 2007 were paid to Imperial College. Thereafter, they were paid direct to Sir Richard. The fees disclosed above include £15,000 (US$30,030) paid to JPMorgan Cazenove for David Mayhew’s attendance at Audit committee meetings in his capacity as advisor.
14.	Yves Fortier and Paul Tellier were appointed directors with effect from 25 October 2007.

Rio Tinto 2007 Form 20-F	136

Back to Contents

Table 2 – Executive directors’ pension entitlements as at 31 December 2007
Defined Benefit pensions
			Accrued benefits					Transfer values

	Age	Years of	At 31	At 31	Change in	Change in	At 31	At 31	Change,	Transfer
		service	December	December	accrued	accrued	December	December	net of	value of
		completed	2006	2007	benefits	benefit	2006	2007	personal	change in
					during the	net of			contributions	accrued
					year	inflation[1]				benefit
					ended 31					net of
					December					inflation[1]
2007

			£’000 pa	£’000 pa	£’000 pa	£’000 pa	£’000	£’000	£’000	£’000
			pension	pension	pension	pension

UK directors
Tom Albanese[2]	50	26	126	183	57	52	882	1,634	752	725
Guy Elliott[2]	52	27	335	381	46	33	4,484	5,602	1,118	486

			A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
			Lump	Lump	Lump	Lump
			sum	sum	sum	sum

Australian director
Leigh Clifford[4,5]	60	37	14,559	15,990	1,431	1,139	14,559	15,990	1,431	1,139

Defined Contribution pension
			Company contributions

	Age	Years of	At 31	At 31
		service	December	December
		completed	2006	2007

			US$’000	US$’000
			pension	pension

UK directors
Dick Evans[6]	60	—	n/a	56

Notes to Table 2
1.	Price inflation is calculated as the increase in the relevant retail or consumer price index over the year to 31 December 2007.
2.	Transfer values are calculated in a manner consistent with “Retirement Benefit Schemes – Transfer Values (GN11)” published by the Institute of Actuaries and the Faculty of Actuaries.
3.	Tom Albanese became a director of Rio Tinto plc and Rio Tinto Limited with effect from 7 March 2006. He accrued pension benefits in the US plans for service up to 30 June 2006, and in the UK fund for subsequent service. The transfer value of his benefits in the US plans is represented by the Accumulated Benefit Obligation calculated on the accounting assumptions used for the Group’s post-retirement benefits disclosures.
4.	Leigh Clifford retired on 30 September 2007, his transfer value and accrued benefit are therefore stated at 30 September 2007 to avoid showing a zero value at 31 December 2007. In addition, A$88,093 was credited to the account belonging to Leigh Clifford in the Rio Tinto Staff Superannuation Fund (RTSSF) in relation to the pensionable element of his 2007 performance bonus.
5.	The 2006 Financial statements showed an accrued lump sum at the end of the year in respect of Leigh Clifford of A$15,341,000, which is higher than the start of 2007 figure shown above. The start of year figure has been restated as the enhanced benefits granted in 2004, whereby his pension multiple at age 60 was increased from 6.65 to 7.0 to reflect the reduction to his contractual retirement age from 62 to 60, was paid as a termination benefit rather than as additional benefits from the Rio Tinto Staff Superannuation Fund and has been included in Table 1 – Executives’ remuneration.
6.	Dick Evans became a director of Rio Tinto plc and Rio Tinto Limited with effect from 25 October 2007. The Company contributions paid during 2007 represent contributions due to be paid for the period 25 October 2007 to 31 December 2007.

Rio Tinto 2007 Form 20-F	137

Back to Contents

Table 3 – Executives’ beneficial interests in Rio Tinto shares
	Rio Tinto plc			Rio Tinto Limited			Movement

	1 Jan	31 Dec	20 Mar	1 Jan	31 Dec	20 Mar	Exercise of	Compen-	Other[6]
	2007 [2]	2007[3]	2008	2007[2]	2007[3]	2008	options[4]	sation[5]

Directors
Tom Albanese[7]	41,814	44,970	56,658	—	—	—	—	14,531	313
Ashton Calvert	—	—	—	—	889	—	—	—	889
Sir David Clementi	147	454	454	—	—	—	—	—	307
Leigh Clifford	2,100	2,100	—	91,255	91,255	—	141,661	—	(141,661)
Vivienne Cox	528	826	826	—	—	—	—	—	298
Sir Rod Eddington	—	—	—	—	—	—	—	—	—
Guy Elliott[6]	48,033	49,024	59,682	—	—	—	—	10,845	804
Dick Evans	n/a	—	—	n/a	—	—	—	—	—
Michael Fitzpatrick	—	—	—	2,100	2,100	2,100	—	—	—
Yves Fortier	n/a	—	—	n/a	—	—	—	—	—
Richard Goodmanson	677	2,307	2,307	—	—	—	—	—	1,630
Andrew Gould	1,000	1,000	1,000	—	—	—	—	—	—
Lord Kerr	3,000	3,000	3,000	—	—	—	—	—	—
David Mayhew	2,500	2,500	2,500	—	—	—	—	—	—
Paul Skinner	5,598	5,696	5,696	—	—	—	—	—	98
Sir Richard Sykes	2,569	2,614	2,614	—	—	—	—	—	45
Paul Tellier	n/a	—	—	n/a	—	—	—	—	—

Executives
Preston Chiaro[7]	60,927	62,585	62,614	—	—	—	490	1,084	113
Bret Clayton[7]	6,867	8,096	8,208	—	—	—	—	—	1,341
Oscar Groeneveld	3,000	3,000	n/a	66,790	36,790	n/a	90,080	—	(120,080)
Keith Johnson[7]	17,536	18,924	25,212	—	—	—	—	7,676	—
Andrew Mackenzie[7]	40,456	40,639	n/a	—	—	n/a	—	183	—
Sam Walsh	—	—	—	42,322	42,814	42,814	—	—	492

Notes to Table 3
1.	Under the Group’s shareholding policies the board recommends that non executive directors be encouraged to build up a shareholding equal in value to one year’s base fees and executives are encouraged to build up a shareholding equal in value to three times base salary.
2.	Or date of appointment, if later.
3.	Or date of retirement, or resignation, if earlier.
4.	Shares obtained through the exercise of options under the Rio Tinto Share Savings Plan or the Rio Tinto Share Option Plan. The number of shares retained may differ from the number of options exercised.
5.	Shares obtained through the Rio Tinto Share Ownership Plan and/or vesting of awards under the Mining Companies Comparative Plan.
6.	Share movements due to sale or purchase of shares, shares received under the Dividend Reinvestment Plan, shares purchased/sold through the Rio Tinto America Savings Plan or Non Executive Directors’ Share Purchase Plan.
7.	These executives also have an interest in a trust fund containing 879 Rio Tinto plc shares at 31 December 2007 (1 January 2007: 864 Rio Tinto plc shares) as potential beneficiaries of the Rio Tinto Share Ownership Trust. At 20 March 2008 this trust fund contained 879 Rio Tinto plc shares.
8.	Shares in Rio Tinto plc are ordinary shares of ten pence each. Shares in Rio Tinto Limited are ordinary shares.
9.	The shareholdings of Tom Albanese, Preston Chiaro and Bret Clayton include Rio Tinto plc ADRs held through the Rio Tinto America Savings Plan.

Rio Tinto 2007 Form 20-F	138

Back to Contents

Table 4 – Executives’ awards under long term incentive plans

					Mining Companies Comparative Plan				Plan terms and conditions

	Conditional	Market		1 Jan	Awarded	Lapsed/	Vested	31 Dec	Performance	Date	Market	Monetary
	award	price at		2007	[3,5]	cancelled		2007 [1]	period	award	price at	value of
	granted	award [2]							concludes	vests	vesting	vested
												award
												US$’000

Rio Tinto plc
Tom Albanese	22 Apr 04	1,276	p	56,015	—	36,410	19,605	—	31 Dec 07	15 Feb 08	54.93	2,249
	09 Mar 05	1,839	p	55,951	—	—	—	55,951	31 Dec 08
	07 Mar 06	2,630	p	45,007	—	—	—	45,007	31 Dec 09
	13 Mar 07	2,681	p	—	44,124	—	—	44,124	31 Dec 10

				156,973	44,124	36,410	19,605	145,082				2,249

Preston Chiaro	22 Apr 04	1,276	p	46,995	—	30,547	16,448	—	31 Dec 07	15 Feb 08	54.93	1,881
	09 Mar 05	1,839	p	42,351	—	—	—	42,351	31 Dec 08
	07 Mar-06	2,630	p	34,182	—	—	—	34,182	31 Dec 09
	13 Mar 07	2,681	p	—	25,679	—	—	25,679	31 Dec 10

				123,528	25,679	30,547	16,448	102,212				1,881

Bret Clayton	22 Apr 04	1,276	p	13,315	—	6,658	6,657	—	31 Dec 07	15 Feb 08	54.93	731
	09 Mar 05	1,839	p	11,539	—	—	—	11,539	31 Dec 08
	07 Mar 06	2,630	p	10,767	—	—	—	10,767	31 Dec 09
	13 Mar 07	2,681	p	—	22,566	—	—	22,566	31 Dec 10

				35,621	22,566	6,658	6,657	44,872				731

Guy Elliott	22 Apr 04	1,276	p	51,550	—	33,508	18,042	—	31 Dec 07	15 Feb 08	54.93	2,069
	09 Mar 05	1,839	p	51,081	—	—	—	51,081	31 Dec 08
	07 Mar 06	2,630	p	40,670	—	—	—	40,670	31 Dec 09
	13 Mar 07	2,681	p	—	30,837	—	—	30,837	31 Dec 10

				143,301	30,837	33,508	18,042	122,588				2,069

Keith Johnson	22 Apr 04	1,276	p	30,387	—	19,752	10,635	—	31 Dec 07	15 Feb 08	54.93	1,220
	09 Mar 05	1,839	p	33,556	—	—	—	33,556	31 Dec 08
	07 Mar 06	2,630	p	26,508	—	—	—	26,508	31 Dec 09
	13 Mar 07	2,681	p	—	19,805	—	—	19,805	31 Dec 10

				90,451	19,805	19,752	10,635	79,869				1,220

Andrew Mackenzie	22 Apr 04	1,276	p	16,270	—	10,576	5,694	—	31 Dec 07	15 Feb 08	54.93	653
	09 Mar 05	1,839	p	37,638	—	—	—	37,638	31 Dec 08
	07 Mar 06	2,630	p	29,413	—	—	—	29,413	31 Dec 09
	13 Mar 07	2,681	p	—	21,811	—	—	21,811	31 Dec 10

				83,321	21,811	10,576	5,694	88,862				653

Rio Tinto Limited

Leigh Clifford[6]	22 Apr 04	A$ 33.17		119,581	—	—	—	119,581	31 Dec 07
	09 Mar 05	A$ 47.39		113,324	—	—	—	113,324	31 Dec 08
	07 Mar 06	A$ 69.30		84,661	—	—	—	84,661	31 Dec 09
	13 Mar 07	A$134.00		—	61,550	15,513	—	46,037	31 Dec 10

				317,566	61,550	15,513	—	363,603

Oscar Groeneveld	22 Apr 04	A$ 33.17		43,785	—	28,461	15,324	—	31 Dec 07	15 Feb 08	137.10	1,921
	09 Mar 05	A$ 47.39		45,024	—	—	—	45,024	31 Dec 08
	07 Mar 06	A$ 69.60		36,460	—	—	—	36,460	31 Dec 09
	13 Mar 07	A134.00		—	26,590	—	—	26,590	31 Dec 10

				125,269	26,590	28,461	15,324	108,074				1,921

Sam Walsh	22 Apr 04	A$ 33.17		38,023	—	24,715	13,308	—	31 Dec 07	15 Feb 08	137.10	1,668
	09 Mar 05	A$ 47.39		41,176	—	—	—	41,176	31 Dec 08
	07 Mar 06	A$ 69.60		33,655	—	—	—	33,655	31 Dec 09
	13 Mar 07	A$134.00		—	25,103	—	—	25,103	31 Dec 10

				112,854	25,103	24,715	13,308	99,934				1,668

Rio Tinto 2007 Form 20-F	139

Back to Contents

Table 4 – Executives’ awards under long term incentive plans (continued)

	Mining Companies Comparative Plan								Plan terms and conditions

	Conditional	Market		1 Jan	Awarded	Lapsed/	Vested	20 Mar	Performance	Date	Market	Monetary
	award	price at		2008	[3,5]	cancelled		2008[1]	period	award	price at	value of
	granted	award[2]							concludes	vests	vesting	vested
												award
												US$’000

Rio Tinto plc
Tom Albanese	09 Mar 05	1,839	p	55,951	—	—	—	55,951	31 Dec 08
	07 Mar 06	2,630	p	45,007	—	—	—	45,007	31 Dec 09
	13 Mar 07	2,681	p	44,124	—	—	—	44,124	31 Dec 10
	10 Mar 08	5,255	p	49,040	—	—	—	49,040	31 Dec 11

				194,122	—	—	—	194,122

Preston Chiaro	09 Mar 05	1,839	p	42,351	—	—	—	42,351	31 Dec 08
	07 Mar-06	2,630	p	34,182	—	—	—	34,182	31 Dec 09
	13 Mar 07	2,681	p	25,679	—	—	—	25,679	31 Dec 10
	10 Mar 08	5,255	p	19,569	—	—	—	19,569	31 Dec 11

				121,781	—	—	—	121,781

Bret Clayton	09 Mar 05	1,839	p	11,539	—	—	—	11,539	31 Dec 08
	07 Mar 06	2,630	p	10,767	—	—	—	10,767	31 Dec 09
	13 Mar 07	2,681	p	22,566	—	—	—	22,566	31 Dec 10
	10 Mar 08	5,255	p	18,894	—	—	—	18,894	31 Dec 11

				63,766	—	—	—	63,766

Guy Elliott	09 Mar 05	1,839	p	51,081	—	—	—	51,081	31 Dec 08
	07 Mar 06	2,630	p	40,670	—	—	—	40,670	31 Dec 09
	13 Mar 07	2,681	p	30,837	—	—	—	30,837	31 Dec 10
	10 Mar 08	5,255	p	25,552	—	—	—	25,552	31 Dec 11

				148,140	—	—	—	148,140

Dick Evans	10 Mar 08	5,255	p	40,489	—	—	—	40,489	31 Dec 11

Keith Johnson	09 Mar 05	1,839	p	33,556	—	—	—	33,556	31 Dec 08
	07 Mar 06	2,630	p	26,508	—	—	—	26,508	31 Dec 09
	13 Mar 07	2,681	p	19,805	—	—	—	19,805	31 Dec 10
	10 Mar 08	5,255	p	15,887	—	—	—	15,887	31 Dec 11

				95,756	—	—	—	95,756

Rio Tinto
Limited
Sam Walsh	09 Mar 05	A$ 47.39		41,176	—	—	—	41,176	31 Dec 08
	07 Mar 06	A$ 69.60		33,655	—	—	—	33,655	31 Dec 09
	13 Mar 07	A$134.00		25,103	—	—	—	25,103	31 Dec 10
	10 Mar 08	A$126.48		21,366	—	—	—	21,366	31 Dec 11

				121,300	—	—	—	121,300

Notes to Table 4
1.	Or at the date of retirement or resignation if earlier.
2.	Awards denominated in pence were for Rio Tinto plc ordinary shares of 10p each and awards denominated in A$ were for Rio Tinto Limited ordinary shares.
3.	The fair value of conditional awards granted to executive directors and product group chief executives in 2007 was 1396p for Rio Tinto plc and A$37.64 for Rio Tinto Limited shares.
4.	The value of the vested awards have been based on share prices of 5,493p and A$137.10 being the respective closing share prices for Rio Tinto plc and Rio Tinto Limited ordinary shares on 22 February 2008, the latest practicable date prior to the publication of the 2007 Annual report. The amount in US dollars has been converted from sterling at the rate of 1US$ = £0.5005 and Australian dollars at the rate of US$ = A$1.141, being the year end exchange rate used elsewhere in this Annual report.
5.	Conditional awards are awarded at no cost to the recipient and no amount remains unpaid on any shares granted. No award would be vested and unexercisable at the reporting date.
6.	Leigh Clifford was given a conditional award over 61,550 Rio Tinto Limited shares on 13 March 2007. These awards were approved by the shareholders under the ASX Listing Rule 10.14 at the 2004 annual general meeting.

Rio Tinto 2007 Form 20-F	140

Back to Contents

Table 5 – Directors’ and executives’ options to acquire Rio Tinto plc and Rio Tinto Limited shares
						Vested
						and			Value of
						exercisable			options	Market
			Vested			on			exercised	price on	Date from
	1 Jan		during		Lapsed/	31 Dec	31 Dec	Option	during	date of	which first	Expiry
	2007	Granted	2007	Exercised	Cancelled[10]	2007	2007	price	2007[9]	exercise	exercisable	date

Rio Tinto plc Share Savings Plan

Tom											1 Jan	30 Jun
Albanese	791	—	—	—	—	—	791	2,068p	—	—	2012	2012

Preston											1 Jan	5 Jan
Chiaro	490	—	490	490	—	—	—	1,277p	£6,017	2,505p	2007	2007
											1 Jan	6 Jan
	298	—	—	—	—	—	298	2,088p	—	—	2009	2009

Bret											1 Jan	5 Jan
Clayton	—	163	—	—	—	—	163	3,557p	—	—	2010	2010

Guy											1 Jan	30 Jun
Elliott	1,431	—	—	—	—	—	1,431	1,107p	—	—	2009	2009

Keith											1 Jan	30 Jun
Johnson	456	—	—	—	—	—	456	2,068p	—	—	2010	2010

Andrew											1 Jan	30 Jun
Mackenzie	1,021	—	—	—	—	—	1,021	1,576p	—	—	2011	2011

Rio Tinto plc Share Option Plan

Tom											6 Mar	6 Mar
Albanese	102,718	—	—	—	—	102,718	102,718	1,265.6p	—	—	2005	2011
											13 Mar	13 Mar
	125,336	—	—	—	—	125,336	125,336	1,458.6p	—	—	2005	2012
											7 Mar	7 Mar
	139,165	—	—	—	—	139,165	139,165	1,263.0p	—	—	2006	2013
											22 Apr	22 Apr
	84,020	—	—	—	—	—	84,020	1,329.0p	—	—	2009	2014
											9 Mar	9 Mar
	83,926	—	—	—	—	—	83,926	1,826.2p	—	—	2008	2015
											7 Mar	7 Mar
	67,511	—	—	—	—	—	67,511	2,711.2p	—	—	2009	2016
											13 Mar	13 Mar
	—	66,186	—	—	—	—	66,186	2,701.2p	—	—	2010	2017

Preston											7 Mar	7 Mar
Chiaro	37,160	—	—	—	—	37,160	37,160	1,263.0p	—	—	2006	2013
											22 Apr	22 Apr
	70,490	—	—	—	—	—	70,490	1,329.0p	—	—	2009	2014
											9 Mar	9 Mar
	63,527	—	—	—	—	—	63,527	1,826.2p	—	—	2008	2015
											7 Mar	7 Mar
	51,274	—	—	—	—	—	51,274	2,711.2p	—	—	2009	2016
											13 Mar	13 Mar
	—	38,519	—	—	—	—	38,519	2,701.2p	—	—	2010	2017

Bret											22 Apr	22 Apr
Clayton	13,315	—	—	—	—	—	13,315	1,329.0p	—	—	2009	2014
											9 Mar	9 Mar
	11,539	—	—	—	—	—	11,539	1,826.2p	—	—	2008	2015
											7 Mar	7 Mar
	10,767	—	—	—	—	—	10,767	2,711.2p	—	—	2009	2016
											13 Mar	13 Mar
	—	33,850	—	—	—	—	33,850	2,701.2p	—	—	2010	2017

Guy											13 Mar	13 Mar
Elliott	61,703	—	—	—	—	61,703	61,703	1,458.6p	—	—	2005	2012
											7 Mar	7 Mar
	97,387	—	—	—	—	97,387	97,387	1,263.0p	—	—	2006	2013
											22 Apr	22 Apr
	73,700	—	—	—	—	—	73,700	1,329.0p	—	—	2009	2014
											9 Mar	9 Mar
	72,972	—	—	—	—	—	72,972	1,826.2p	—	—	2008	2015
											7 Mar	7 Mar
	58,100	—	—	—	—	—	58,100	2,711.2p	—	—	2009	2016
											13 Mar	13 Mar
	—	44,052	—	—	—	—	44,052	2,701.2p	—	—	2010	2017

Rio Tinto 2007 Form 20-F	141

Back to Contents

Table 5 – Directors’ and executives’ options to acquire Rio Tinto plc and Rio Tinto Limited shares (continued)
						Vested
						and				Value of
						exercisable				options	Market
			Vested			on				exercised	price on	Date from
	1 Jan		during		Lapsed/	31 Dec	31 Dec	Option		during	date of	which first	Expiry
	2007	Granted	2007	Exercised	Cancelled[10]	2007	2007	price		2007[9]	exercise	exercisable	date

Rio Tinto plc Share Option Plan

Keith												22 Apr	22 Apr
Johnson	43,500	—	—	—	—	—	43,500	1,329.0	p	—	—	2009	2014
												9 Mar	9 Mar
	47,937	—	—	—	—	—	47,937	1,826.2	p	—	—	2008	2015
												7 Mar	7 Mar
	37,869	—	—	—	—	—	37,869	2,711.2	p	—	—	2009	2016
												13 Mar	13 Mar
	—	28,294	—	—	—	—	28,294	2,701.2	p	—	—	2010	2017

Andrew												9 Mar	9 Mar
Mackenzie[8]	53,769	—	—	—	—	—	53,769	1,826.2	p	—	—	2008	2015
												7 Mar	7 Mar
	42,019	—	—	—	—	—	42,019	2,711.2	p	—	—	2009	2016
												13 Mar	13 Mar
	—	31,159	—	—	—	—	31,159	2,701.2	p			2010	2017

Rio Tinto Limited Share Savings Plan

Leigh								A$				30 Sep	31 Mar
Clifford	1,486	—	842	—	644	842	842	29.04		—	—	2007	2008

Oscar								A$				1 Jan	30 Jun
Groeneveld	1,431	—	—	—	—	—	1,431	27.48		—	—	2009	2009

Sam								A$				1 Jan	30 Jun
Walsh	601	—	—	—	—	—	601	40.92		—	—	2009	2009

Rio Tinto Limited Share Option Plan

Leigh								A$		A$	A4	28 May	28 May
Clifford[9]	52,683	—	—	52,683	—	—	—	23.4382		4,145,720	102.13	2002	2009
								A$		A$	A$	7 Mar	7 Mar
	59,318	—	—	59,318	—	—	—	24.0690		4,630,422	102.13	2003	2010
								A$		A$	A$	7 Mar	7 Mar
	29,660	—	—	29,660	—	—	—	24.0690		2,409,940	105.32	2005	2010
								A$				6 Mar	6 Mar
	241,430	—	—	—	—	241,430	241,430	33.1060		—	—	2005	2011
								A$				13 Mar	13 Mar
	208,882	—	—	—	—	208,882	208,882	39.8708		—	—	2005	2012
								A$				7 Mar	30 Sep
	254,132	—	—	—	—	254,132	254,132	33.3360		—	—	2006	2012
								A$				22 Apr	30 Sep
	179,370	—	—	—	—	—	179,370	34.4060		—	—	2009	2012
								A$				9 Mar	30 Sep
	169,987	—	—	—	—	—	169,987	47.0420		—	—	2008	2012
								A$				7 Mar	30 Sep
	126,992	—	—	—	—	—	126,992	71.0600		—	—	2009	2012
								A$				13 Mar	30 Sep
	—	92,325	—	—	41,230	—	51,095	74.5880		—	—	2010	2012

Oscar								A$		A$	A$		7 Mar
Groeneveld	90,080	—	—	90,080	—	—	—	33.3360		5,466,271	94.02		2013
								A$				22 Apr	22 Apr
	62,600	—	—	—	—	—	62,600	34.4060		—	—	2009	2014
								A$				9 Mar	9 Mar
	64,321	—	—	—	—	—	64,321	47.0420		—	—	2008	2015
								A$				7 Mar	7 Mar
	52,086	—	—	—	—	—	52,086	71.0600		—	—	2009	2016
								A$				13 Mar	13 Mar
	—	37,987	—	—	—	—	37,987	74.5880		—	—	2010	2017

Sam								A$				22 Apr	22 Apr
Walsh	54,400	—	—	—	—	—	54,400	34.4060		—	—	2009	2014
								A$				9 Mar	9 Mar
	58,823	—	—	—	—	—	58,823	47.0420		—	—	2008	2015
								A$				7 Mar	7 Mar
	48,079	—	—	—	—	—	48,079	71.0600		—	—	2009	2016
								A$				13 Mar	13 Mar
	—	35,861	—	—	—	—	35,861	74.5880		—	—	2010	2017

Rio Tinto 2007 Form 20-F	142

Back to Contents

Table 5 – Directors’ and executives’ options to acquire Rio Tinto plc and Rio Tinto Limited shares (continued)
						Vested
						and				Value of
						exercisable				options	Market
			Vested			on				exercised	price on	Date from
	1 Jan		during		Lapsed/	20 Mar	20 Mar	Option		during	date of	which first	Expiry
	2008	Granted	2008	Exercised	Cancelled[10]	2008	2008	price		2008[9]	exercise	exercisable	date

Rio Tinto plc Share Savings Plan

Tom												1 Jan	30 Jun
Albanese	791	—	—	—	—	—	791	2,068	p	—	—	2012	2012

Preston												1 Jan	6 Jan
Chiaro	298	—	—	—	—	—	298	2,088	p	—	—	2009	2009

Bret												1 Jan	5 Jan
Clayton	163	—	—	—	—	—	163	3,557	p	—	—	2010	2010

Guy												1 Jan	30 Jun
Elliott	1,431	—	—	—	—	—	1,431	1,107	p	—	—	2009	2009

Keith												1 Jan	30 Jun
Johnson	456	—	—	—	—	—	456	2,068	p	—	—	2010	2010

Rio Tinto plc Share Option Plan

Tom												6 Mar	6 Mar
Albanese	102,718	—	—	—	—	102,718	102,718	1,265.6	p	—	—	2005	2011
												13 Mar	13 Mar
	125,336	—	—	—	—	125,336	125,336	1,458.6	p	—	—	2005	2012
												7 Mar	7 Mar
	139,165	—	—	—	—	139,165	139,165	1,263.0	p	—	—	2006	2013
												22 Apr	22 Apr
	84,020	—	—	—	—	—	84,020	1,329.0	p	—	—	2009	2014
												9 Mar	9 Mar
	83,926	—	83,926	—	—	89,926	83,926	1,826.2	p	—	—	2008	2015
												7 Mar	7 Mar
	67,511	—	—	—	—	—	67,511	2,711.2	p	—	—	2009	2016
												13 Mar	13 Mar
	66,186	—	—	—	—	—	66,186	2,701.2	p	—	—	2010	2017
												10 Mar	10 Mar
	—	73,561	—	—	—	—	73,561	5,723.2	p	—	—	2011	2018

Preston												7 Mar	7 Mar
Chiaro	37,160	—	—	—	—	37,160	37,160	1,263.0	p	—	—	2006	2013
												22 Apr	22 Apr
	70,490	—	—	—	—	—	70,490	1,329.0	p	—	—	2009	2014
												9 Mar	9 Mar
	63,527	—	63,527	—	—	63,527	63,527	1,826.2	p	—	—	2008	2015
												7 Mar	7 Mar
	51,274	—	—	—	—	—	51,274	2,711.2	p	—	—	2009	2016
												13 Mar	13 Mar
	38,519	—	—	—	—	—	38,519	2,701.2	p	—	—	2010	2017
												10 Mar	10 Mar
	—	29,354	—	—	—	—	29,354	5,723.2	p	—	—	2011	2018

Bret												22 Apr	22 Apr
Clayton	13,315	—	—	—	—	—	13,315	1,329.0	p	—	—	2009	2014
												9 Mar	9 Mar
	11,539	—	11,539	—	—	11,539	11,539	1,826.2	p	—	—	2008	2015
												7 Mar	7 Mar
	10,767	—	—	—	—	—	10,767	2,711.2	p	—	—	2009	2016
												13 Mar	13 Mar
	33,850	—	—	—	—	—	33,850	2,701.2	p	—	—	2010	2017
												10 Mar	10 Mar
	—	28,342	—	—	—	—	28,342	5,723.2	p	—	—	2011	2018

Guy												13 Mar	13 Mar
Elliott	61,703	—	—	—	—	61,703	61,703	1,458.6	p	—	—	2005	2012
												7 Mar	7 Mar
	97,387	—	—	—	—	97,387	97,387	1,263.0	p	—	—	2006	2013
												22 Apr	22 Apr
	73,700	—	—	—	—	—	73,700	1,329.0	p	—	—	2009	2014
												9 Mar	9 Mar
	72,972	—	72,972	—	—	72,972	72,972	1,826.2	p	—	—	2008	2015
												7 Mar	7 Mar
	58,100	—	—	—	—	—	58,100	2,711.2	p	—	—	2009	2016
												13 Mar	13 Mar
	44,052	—	—	—	—	—	44,052	2,701.2	p	—	—	2010	2017
												10 Mar	10 Mar
	—	36,503	—	—	—	—	36,503	5,723.2	p	—	—	2011	2018

Rio Tinto 2007 Form 20-F	143

Back to Contents

Table 5 – Directors’ and executives’ options to acquire Rio Tinto plc and Rio Tinto Limited shares (continued)
						Vested
						and				Value of
						exercisable				options	Market
			Vested			on				exercised	price on	Date from
	1 Jan		during		Lapsed/	20 Mar	20 Mar	Option		during	date of	which first	Expiry
	2008	Granted	2008	Exercised	Cancelled[10]	2008	2008	price		2008[9]	exercise	exercisable	date

Rio Tinto plc Share Option Plan

Dick												10 Mar	10 Mar
Evans	—	60,733	—	—	—	—	60,733	5,723.2	p	—	—	2011	2018

Keith												22 Apr	22 Apr
Johnson	43,500	—	—	—	—	—	43,500	1,329.0	p	—	—	2009	2014
												9 Mar	9 Mar
	47,937	—	47,937	—	—	47,937	47,937	1,826.2	p	—	—	2008	2015
												7 Mar	7 Mar
	37,869	—	—	—	—	—	37,869	2,711.2	p	—	—	2009	2016
												13 Mar	13 Mar
	28,294	—	—	—	—	—	28,294	2,701.2	p	—	—	2010	2017
												10 Mar	10 Mar
	—	22,696	—	—	—	—	22,696	5,723.2	p	—	—	2011	2018

Rio Tinto Limited Share Savings Plan

Sam								A$				1 Jan	30 Jun
Walsh	601	—	—	—	—	—	601	40.92		—	—	2009	2009
	—	—	—	—	—	—	—	—		—	—	—	—

Rio Tinto Limited Share Option Plan

Sam								A$				22 Apr	22 Apr
Walsh	54,400	—	—	—	—	—	54,400	34.4060		—	—	2009	2014
								A$				9 Mar	9 Mar
	58,823	—	58,823	—	—	58,823	58,823	47.0420		—	—	2008	2015
								A$				7 Mar	7 Mar
	48,079	—	—	—	—	—	48,079	71.0600		—	—	2009	2016
								A$				13 Mar	13 Mar
	35,861	—	—	—	—	—	35,861	74.5880		—	—	2010	2017
								A$				10 Mar	10 Mar
	—	30,523	—	—	—	—	73,561	134.1760		—	—	2011	2018

Notes to Table 5
1.	Or at date of retirement or resignation if earlier.
2.	All options granted over ordinary shares. Rio Tinto plc – ordinary shares of 10p each stated in pence sterling; Rio Tinto Limited ordinary shares – stated in Australian dollars. Each option is granted over one share. The date of grant was 13 March 2007. The performance conditions for the SOP are detailed on page 122.
3.	The closing price of Rio Tinto plc ordinary shares at 31 December 2007 was 5317p (2006: 2718p) and the closing price of Rio Tinto Limited shares at 31 December 2007 was A$133.95 (2006: A$74.30).
4.	The option price represents the exercise price payable on the options. No amounts are unpaid on any shares allocated on the exercise of the options.
5.	Under the plans no options would be vested and unexercisable at the reporting date however, the exercise of options is subject to restrictions contained in the ‘Rules for dealing in Rio Tinto Securities’.
6.	The fair value per option, granted during 2007, at date of grant was as follows: Rio Tinto plc Share Savings Plan two year contract 1028p; three year contract 1421p; four year contract 1263p and five year contract 1368p; Rio Tinto Limited Share Savings Plan three year contract A$34.19 and five year contract A$34.04. Rio Tinto plc Share Option Plan 617p; Rio Tinto Limited Share Option Plan A$14.23.
7.	The value of options exercised during 2007 is calculated by multiplying the number of options exercised by the difference between the market price and the option price on date of exercise.
8.	Andrew Mackenzie was granted 40,216 phantom options over Rio Tinto plc shares at a price of 1329p per share, exercisable between 22 April 2009 and 22 April 2014.
9.	Leigh Clifford was granted 92,325 options over Rio Tinto Limited shares at a price of A$74.588 per share on 13 March 2007. This grant was approved by shareholders under ASX Listing Rule 10.14 at the 2004 annual general meeting. Subject to the rules of the Rio Tinto Limited Share Option Plan, Leigh Clifford’s options granted under that plan were reduced proportionally and cancelled to reflect the actual portion of 2007 he was an employee of the Group.
10.	No options lapsed for failure to satisfy a performance condition.

Rio Tinto 2007 Form 20-F	144

Back to Contents

Corporate governance

The directors of Rio Tinto believe that high standards of corporate governance are essential to its objective to maximise the overall long term return to shareholders through a strategy of investing in large, cost competitive mines and businesses. The following describes how this belief is applied in practice.
     As Rio Tinto’s three main listings are in London, Melbourne and New York, the directors have referred to The Combined Code on Corporate Governance, published by the UK Financial Reporting Council (the Code), the Australian Securities Exchange (ASX) Corporate Governance Principles and Recommendations (the ASX Principles), and the New York Stock Exchange (NYSE) Corporate Governance Standards (the NYSE Standards), as well as the Sarbanes-Oxley Act of 2002. See Controls and procedures on page 169 and other compliance statements on page 150.

Communication
     Rio Tinto recognises the importance of effective communication with shareholders and the wider investment community.
     To ensure that trading in its securities takes place in an informed market the Group has adopted Continuous disclosure standards which are appended to the Corporate governance standards and posted on its website. All information released to the markets is posted on the website immediately.
     In addition to statutory documents, the website features in-depth information on health, safety and the environment, as well as general investor information, publications and Group policies. Full and half year results as well as any major presentations are also webcast. Presentation material from investor seminars is also made available on the website.
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
     The main channels of communication with the investment community are through the chairman, chief executive and finance director, who have regular meetings with the Companies’ major shareholders. The senior independent director and other non executive directors are also available as appropriate.
     The Group organises regular investor seminars which provide a two way communication with investors and analysts; the valuable feedback is communicated to the board. An annual survey of major shareholders’ opinion and perception of the Group is presented to the board by the Group’s investor relations advisors.

The Board
The Companies have common boards of directors which are collectively responsible for the success of the Group and accountable to shareholders for the performance of the business. Throughout this report, they are described as ‘the board’.
     The board currently consists of 15 directors: the chairman, three executive directors and eleven non executive directors. The Nominations committee continually assesses the balance of executive and non executive directors and the composition of the board in terms of the skills and diversity required to ensure it remains relevant in the current environment. The skills, experience and expertise of each director together with their terms in office are shown in the biographical details on pages 114 to 118.

The role and responsibilities of the board
The role of the board is to provide the Group with good governance and strategic direction. The board also reviews the Group’s control and accountability framework. The directors have agreed a formal schedule of matters specifically reserved for decision or consideration by the board, including strategy, major investments and acquisitions. This is available in the Governance section of the Rio Tinto’s website at www.riotinto.com.
     Responsibility for day-to-day management of the business lies with the executive team, with the board agreeing annual performance targets for management against the Group’s financial plan. The board is ultimately accountable to shareholders for the performance of the business.
     To ensure an efficient process, the board meets regularly and, in 2007, had eight scheduled and 11 meetings at short notice. Details of directors’ attendance at board and committee meetings is set out on page 147.
     The board has regular scheduled discussions on aspects of the Group’s strategy, as well as two separate strategy review meetings, one half day and one two day meeting, which are dedicated to in-depth discussions on Group strategy.
     Directors receive timely, regular and necessary management and other information to enable them to fulfil their duties and to have access to the advice and services of both company secretaries. The board has agreed a procedure for directors to obtain independent professional advice at the Group’s expense.
     In addition to these formal processes, directors are in regular communication with senior executives from the

Rio Tinto 2007 Form 20-F	145

Back to Contents

product and global support groups, at both formal and informal meetings, to ensure regular exchange of knowledge and experience between management and non executive directors. To continue building on the formal induction programmes, which all new non executive directors undertake, they are encouraged to take every opportunity to make site visits to the Group’s operations and to meet local staff. The full board also takes the opportunity to combine attendance at the annual general meeting in Australia and at the two day strategy review meeting with site visits.
     The chairman holds regular meetings with non executive directors without the executive directors being present.

Board performance
The board completes a formal annual process, facilitated by external consultants, to evaluate its effectiveness and that of the board committees and individual directors.
     Each director’s performance is appraised by the chairman and, in a meeting chaired by the senior independent non executive director, the non executive directors assess the chairman’s performance, taking into consideration the views of executive colleagues.
     The evaluation process aims to cover board dynamics, board capability, board process, board structure, corporate governance, strategic clarity and alignment and the performance of individual directors. The directors believe that, through this evaluation process, they comply with the requirements of Clause A.6 of the Code, Principle 2 of the ASX Principles, and the NYSE Standards.

Independence
The tests of director independence in the jurisdictions where Rio Tinto has listings are not wholly consistent. The board has, therefore, adopted a formal policy for the determination of the independence of directors. This policy, which contains the materiality thresholds approved by the board, has been posted on the website. Among the key criteria are independence of management and the absence of any business relationship which could materially interfere with the director’s independence of judgement and ability to provide a strong, valuable contribution to the board’s deliberations or which could interfere with the director’s ability to act in the best interest of the Group. Where contracts in the ordinary course of business exist between Rio Tinto and a company in which a director has declared an interest, these are reviewed for materiality to both the Group and the other party to the contract. Applying these criteria, the board is satisfied that the majority of the non executive directors: Sir David Clementi, Vivienne Cox, Sir Rod Eddington, Michael Fitzpatrick, Yves Fortier, Richard Goodmanson, Andrew Gould, Lord Kerr, Sir Richard Sykes and Paul Tellier are independent.
     The board is also satisfied that the strength and objectivity of Sir Richard Sykes contribution to the board, as a non executive director since 1997, is fully consistent with that of an independent director and so continues to regard him as independent. He was re-elected at the 2007 annual general meetings, to support the board during a period of executive transition, and will retire at the conclusion of the 2008 annual general meetings. Sir Richard will be replaced by Andrew Gould as the senior independent director and chair of the Remuneration committee.
     David Mayhew, who is chairman of one of Rio Tinto plc’s stockbrokers, is not considered independent in accordance with the Code.
     Paul Skinner was, until his appointment as chairman in 2003, an independent non executive director in compliance with the Code. He also satisfies the tests for independence under the ASX Principles and the NYSE Standards.
     The directors’ biographies are set out on pages 114 to 118.

Election and re-election
Directors are elected by shareholders at the first annual general meetings after their appointment and, after that, offer themselves for re-election at least once every three years. Non executive directors are normally expected to serve at least two terms of three years and, except in special circumstances, would not normally serve more than three such terms.

Chairman and chief executive
The roles of the chairman and chief executive are separate and the division of responsibilities has been formally approved by the board.

Executive directors’ other directorships
Executive directors are likely to be invited to become non executive directors of other companies. For full details of the Group policy and fees, see page 131.

Board committees
There are four board committees, the Audit committee, Remuneration committee, Nominations committee and the Committee on social and environmental accountability. Each committee plays a vital role in ensuring that high standards of corporate governance are maintained throughout the Group. Committee terms of reference are reviewed annually by the board and the committees to ensure they continue to be at the forefront of best practice and are posted on the Group’s website. Minutes of all committee meetings are circulated to the board, with oral reports at the next board meeting. None of the executive directors are members of any of these committees.

Rio Tinto 2007 Form 20-F	146

Back to Contents

     The reports of the Audit and Nominations committees are on pages 151 to 152 and the report of the Remuneration committee is on pages 120 to 133.

Committee membership
	Audit	Remuneration	Nominations	Committee on social and
	committee	committee	committee	environmental accountability

Chairmen	Andrew Gould	Sir Richard Sykes	Paul Skinner	Richard Goodmanson

Members	Sir David Clementi	Sir David Clementi	Sir Rod Eddington	Sir Rod Eddington
	Vivienne Cox	Michael Fitzpatrick	Yves Fortier	Yves Fortier
	Michael Fitzpatrick	Richard Goodmanson	David Mayhew	Lord Kerr
	Lord Kerr	Andrew Gould	Sir Richard Sykes
	Paul Tellier	Paul Tellier

Notes
1	Ahton Calvert resigned from the Nominations committee and Committee on social and environmental accountability on 7 November 2007.
2	Yves Fortier was appointed to the Nominations committee and Committee on social and environmental accountability on 25 October 2007.
3	David Mayhew attends the Audit committee in an advisory capacity.
4	Paul Tellier was appointed to the Audit committee and Remuneration committee on 25 October 2007.

Directors’ attendance at board and committee meetings during 2007
											Committee on
											social and
	Board		Board – short		Audit		Remuneration		Nominations		environmental
	– scheduled		notice		committee		committee		committee		acountability

	A	B	A	B	A	B	A	B	A	B	A	B

Tom Albanese	8	8	11	10
Ashton Calvert	7	6	10	7					3	3	4	3
Sir David Clementi	8	8	11	8	7	7	5	5
Leigh Clifford	3	3	3	3
Vivienne Cox	8	8	11	8	7	7
Sir Rod Eddington	8	8	11	11					4	4	4	3
Guy Elliott	8	8	11	11
Dick Evans	1	1	2	2
Michael Fitzpatrick	8	8	11	9	7	4	5	5
Yves Fortier	1	1	2	2					1	1
Richard Goodmanson	8	8	11	9			5	5			4	4
Andrew Gould	8	7	11	9	7	7	5	4
Lord Kerr	8	8	11	10	7	7					4	4
David Mayhew	8	8	11	11					4	4
Paul Skinner	8	8	11	10					4	4
Sir Richard Sykes	8	7	11	8			5	5	4	4
Paul Tellier	1	1	2	1	1	1	1	—

Notes
A =	Maximum number of meetings the director could have attended
B =	Number of meetings attended

Audit committee
The Group is required by the Code, the NYSE, and the ASX to establish an Audit committee. Each of the Code, the NYSE and the ASX lay down rules and guidelines for the composition of the committee and the work to be undertaken by it. The Audit committee is governed by a Charter which the committee reviews and assesses each year for adequacy and is approved by the board. The Charter is available on the website and is summarised below.
The primary function of the Audit committee is to assist the board in fulfilling its responsibilities by reviewing:
•	The financial information that will be provided to shareholders and the public;
•	The systems of internal control that the board and management have established;
•	The Group’s auditing, accounting and financial reporting processes.

In carrying out its responsibilities the committee has full authority to investigate all matters that fall within its Charter.
Accordingly, the committee may:
•	Obtain independent professional advice in the satisfaction of its duties at the cost of the Group;
•	Have such direct access to the resources of the Group as it may reasonably require including the external and internal auditors.

Rio Tinto 2007 Form 20-F	147

Back to Contents

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
     To ensure the committee discharges its responsibilities, it meets not less than four times per year and has a number of training sessions which may cover new legislation and other relevant information. The Group’s finance director, other senior financial management, external auditors and internal auditor are available to attend all meetings.
     The Audit committee is chaired by Andrew Gould who will be replaced by Sir David Clementi after the 2008 annual general meetings. The members of the committee are independent and free of any relationship that would interfere with impartiality in carrying out their responsibilities. They meet the requirements of the Code, the ASX Principles and the NYSE Code, as well as the composition, operation and responsibility requirements of the ASX.

Responsibilities of the directors
The directors are required to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group as at the end of the financial period and of the profit or loss and cash flows for that period. This includes preparing financial statements in accordance with UK company law which give a true and fair view of the state of the Company’s affairs, and preparing a Remuneration report which includes the information required by Part 3 of Schedule 7A to the UK Companies Act 1985, the Australian Corporations Act 2001 and Accounting Standard AASB 124 “Related Party Disclosures”.
     To ensure that these requirements are satisfied, the directors are responsible for establishing and maintaining adequate internal controls, including disclosure controls and procedures for financial reporting throughout the Group.
     The directors consider that the 2007 Annual report and Financial statements present a true and fair view and have been prepared in accordance with applicable accounting standards, using the most appropriate accounting policies for Rio Tinto’s business and supported by reasonable and prudent judgements and estimates. The accounting policies have been consistently applied. The directors have received a written statement from the chief executive and the finance director to this effect. In accordance with ASX Principles Recommendation 7.3, this written statement relies on a sound system of risk management and internal compliance and controls which implements the policies adopted by the board and confirms that the Group’s risk management and internal compliance and control systems are operating efficiently and effectively in all material respects.
     The directors, senior executives, senior financial managers and other members of staff who are required to exercise judgement in the course of the preparation of the financial statements are required to conduct themselves with integrity and honesty and in accordance with the ethical standards of their profession and/or business.
     The directors are responsible for maintaining proper accounting records, in accordance with the UK Companies Act 1985 and the Australian Corporations Act 2001. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities. The directors are also responsible for ensuring that appropriate systems are in place to maintain and preserve the integrity of the Group’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from current and future legislation in other jurisdictions. The work carried out by the auditors does not involve consideration of such developments and, accordingly, the auditors accept no responsibility for any changes, should any be made, to the financial statements after they are made available on the website.

Principal auditors
Rio Tinto has adopted policies designed to uphold the independence of the Group’s principal auditors by prohibiting their engagement to provide a range of accounting and other professional services that might compromise their appointment as independent auditors. Details of these polices have been set out in the Directors’ report.
     The remuneration of the Group’s principal auditors for audit services and other services, as well as remuneration payable to other accounting firms, has been set out in note 44 to the 2007 Financial statements.

Corporate Assurance
The Corporate Assurance function provides independent and objective assurance on the adequacy and effectiveness of the Group’s systems for risk management, internal control, and governance together with ideas and recommendations to improve those systems. The function has adopted international auditing standards set by the Institute of Internal Auditors Inc.
     The function operates independently of management, under a mandate approved in March 2007 by the Audit committee and the Committee on social and environmental accountability (CSEA) and has full access to all functions, records, property and personnel of the Group.
     This mandate expands the function’s role from traditional financial based internal audit to cover all risk types. Progressively all assurance activities across the Group will be consolidated within Corporate Assurance.
     The head of Corporate Assurance reports functionally to both the Audit Committee and CSEA, providing each committee with information relevant to their specific Charters.
     A risk based approach is used to focus assurance activities on high risk areas and audit plans are presented

Rio Tinto 2007 Form 20-F	148

Back to Contents

annually to the Audit Committee and CSEA for approval.

Remuneration committee
The Remuneration committee is responsible for determining the policy for executive remuneration and for the remuneration and benefits of individual executive directors and senior executives. Full disclosure of all elements of directors’ and relevant senior executives’ remuneration can be found in the Remuneration report on pages 120 to 133, together with details of the Group’s remuneration policies. The committee is chaired by Sir Richard Sykes who will be replaced by Andrew Gould at the conclusion of the 2008 annual general meetings.

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

Committee on social and environmental accountability
The Committee on social and environmental accountability, which is chaired by Richard Goodmanson, reviews the effectiveness of management policies and procedures in place to deliver those standards in our statement of business practice, The way we work, which are not covered by the other board committees and, in particular, those relating to health, safety, the environment and social issues. The overall objective of the committee is to promote the development of high quality business practices throughout the Group and to develop the necessary clear accountability on these practices.

Business practice
Statement of business practice
The way we work provides the directors and all Group employees with a summary of the global policies and controls in place to help ensure that high governance and business standards are communicated and maintained throughout the Group. Group businesses then put them into practice through local codes of conduct and report on their implementation.
     Global policies are adopted by the board after wide consultation, externally and within the Group. Once adopted, they are communicated to business units worldwide, together with mandatory standards and guidance notes to support implementation. Business units are required to devote the necessary effort by management to implement and report on these policies and standards.
     The following global policies are currently in place: access to land; communities; corporate governance; employment; environment; human rights; information management; occupational health; political involvement; risk; safety and sustainable development. To complete the suite of policies, the following are being revised: business integrity; information systems security management and information technology; internal controls and reporting; and transparency. Each of these policies is supported by standards expanding on the minimum expectations on topics such as antitrust, continuous disclosure, compliance, cultural heritage and health, safety and the environment. Many of these standards are supplemented by guidance notes. These policies and standards apply to all Rio Tinto managed businesses.
     Where the Group does not have operating responsibility for a business, Rio Tinto’s policies are communicated to its business partners and they are encouraged to adopt similar policies of their own.

‘Whistle blowing’ programme
There is also a Groupwide ‘whistle blowing’ programme called Speak-OUT. Employees are encouraged to report any concerns, including any suspicion of a violation of the Group’s financial reporting or environmental procedures, through an independent third party and without fear of recrimination. A process has been established for the investigation of any matters reported with clear lines of reporting and responsibility in each Group business.

Sustainable development
Rio Tinto’s report on Sustainable development follows the guidelines of the Global Reporting Initiative and the Association of British Insurers. This report can be found in the 2007 Annual report. Details of the Group’s overall and individual businesses’ social and environmental performance continue to be published on the website.

Rio Tinto 2007 Form 20-F	149

Back to Contents

Dealing in Rio Tinto securities
The Group has a policy in place to govern the dealing in Rio Tinto securities by directors, executives and employees. The policy, which prohibits dealings when in possession of price sensitive information and shortly before a results announcement, can be viewed on the website.

COMPLIANCE STATEMENTS

The Code
By virtue of its UK listing, Rio Tinto is required to disclose whether it has complied with the provisions set out in Section 1 of the Code and to provide an explanation where it does not.
     Rio Tinto confirms that it has continued to comply fully with the detailed provisions of Section 1 of the Code.

ASX Principles
Pursuant to the Listing Rules of the ASX, Rio Tinto is required to report the extent to which it complies with the ASX Principles and the reasons for any non compliance.
     Rio Tinto confirms that it has continued to comply fully with the ASX Principles.

NYSE Standards
Rio Tinto plc, as a foreign issuer with American Depositary Shares listed on the NYSE, is obliged by the NYSE Standards to disclose any significant ways in which its practices of corporate governance differ from the NYSE standards.
     The Company has reviewed the NYSE Standards and believes that its practices are broadly consistent with them, with one exception. The NYSE Standards state that companies must have a nominating/corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the board a set of corporate governance principles applicable to the Company. Rio Tinto has a Nominations committee, information about which is set out on page 149. This committee does not develop corporate governance principles for the board’s approval. The board itself performs this task and approves the Group’s overall system of governance and internal controls.

New Zealand Stock Exchange
Rio Tinto Limited is also listed on the New Zealand Stock Exchange (NZX) which has introduced a Corporate Governance Best Practice Code (the NZX Code). As an overseas listed issuer on the NZX, Rio Tinto Limited is deemed to comply generally with the NZX Listing Rules, including the NZX Code, while it remains listed on the ASX. Whilst the ASX Principles and the NZX Code are substantially the same, there may be some ASX Principles or other ASX corporate governance rules which differ materially from the NZX’s corporate governance rules or the NZX Code. The ASX Principles and other corporate governance rules can be found on the ASX website: www.asx.com.au.

Going concern
The directors report that the financial statements have been prepared on a going concern basis as they have satisfied themselves that the Companies and the Group are a going concern with adequate financial resources to continue in operational existence for the foreseeable future.

Board’s statement on internal control
Rio Tinto’s overriding objective is to maximise the overall long term return to shareholders through a strategy of investing in large, cost competitive mines and businesses. The directors recognise that creating shareholder return is the reward for taking and accepting risk. A description of some of the risks is found on pages 5 to 7 in Risk factors.
     The directors are responsible for the Group’s system of internal controls and for reviewing its effectiveness in providing shareholders with a return on their investments that is consistent with a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls and risk management procedures. The directors confirm that they have completed their annual review for 2007. Due to the limitations inherent in any such system, this is designed to manage rather than eliminate risk and to provide reasonable but not absolute assurance against material misstatement or loss. Certain risks, for example natural disasters, cannot be mitigated to an acceptable degree using internal controls. Such major risks are transferred to third parties in the international insurance markets, to the extent considered appropriate.
     The directors have established a process for identifying, evaluating and managing the material business risks faced by the Group. This process was in place during 2007 and up to and including the date of approval of the 2007 Annual report and Financial statements. The process is reviewed annually by the directors and accords with the guidance set out in Internal Control: Guidance for Directors on the Combined Code.
     Two of the Group’s management committees, the Executive committee and the Disclosures and procedures committee regularly review reports related to the Group’s control framework. This information is presented to the Audit committee to enable its members to assess the effectiveness of the internal controls and the management of material business risk. In addition, the board and its committees monitor the Group’s material business risks on an ongoing basis.

Rio Tinto 2007 Form 20-F	150

Back to Contents

These reports and risk management processes satisfy Recommendation 7.2 of the ASX Principles.
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
     Each year, the leaders of the Group’s businesses and administrative offices complete an internal control questionnaire that seeks to confirm that adequate internal controls are in place, are operating effectively and are designed to capture and evaluate failings and weaknesses, if any exist, and take prompt action as appropriate. The results of this process are reviewed by the Executive committee, then presented to the Audit committee and the board as a further part of their review of the Group’s internal controls. This process is continually reviewed and strengthened as appropriate.
     The Group has material investments in a number of jointly controlled entities and associates. Where Rio Tinto does not have managerial control, it cannot guarantee that local management of mining and related assets will comply with Rio Tinto standards or objectives. Accordingly, the review of their internal controls is less comprehensive than that of the Group’s managed operations.

Controls and procedures
See controls and procedures on page 169 for details of the Group’s disclosure controls and procedures, management’s report on internal control over financial reporting and changes in internal control over financial reporting.

REPORT OF THE AUDIT COMMITTEE

The Audit committee met seven times in 2007. It monitors developments in corporate governance in the UK, Australia and the US, to ensure the Group continues to apply high and appropriate standards.
     The Audit committee charter is subject to regular discussion and review.
     The committee reviews the independence of the external auditors on an annual basis and their effectiveness to ensure that the Group continues to receive an efficient and unbiased service. The committee advised the directors that it is satisfied that the provision of non audit services by the external auditors during 2007 is compatible with the general standard of independence for auditors imposed by the Australian Corporations Act 2001. Furthermore, as part of its responsibility to foster open communication, the committee meets separately with management, the external auditors and the internal auditor.

Financial expert
The committee reviewed the SEC requirements for audit committees’ financial experts and the Code and ASX Principles requirement that at least one committee member should have recent and relevant financial experience. The committee recommended to the board that Michael Fitzpatrick, Andrew Gould and Sir David Clementi be identified as the committee’s financial experts in the 2007 Annual report. The commitee has also concluded that Michael Fitzpatrick, Andrew Gould and Sir David Clementi possess the requisite skills, experience and background to qualify for the purpose of clause C.3.1 of the Code.

2007 Financial statements
The committee has reviewed and discussed with management the Group’s audited financial statements for the year ended 31 December 2007.
     The committee discussed with the external auditors the matters described in the American Institute of Certified Public Accountant Auditing Standard No. 90, Audit Committee communications, and in the International Standard on Auditing (UK and Ireland) 260, Communication of Audit Matters with those charged with governance (ISA 260), including their judgements regarding the quality of the Group’s accounting principles and underlying estimates.
     The committee has discussed with the external auditors their independence, and received and reviewed their written disclosures, as required by the US Independence Standards Board’s Standard No. 1, Independence Discussions with Audit Committees and ISA 260.
     Based on the reviews and discussions referred to above, the committee has recommended to the board of directors that the financial statements referred to above be approved.

Andrew Gould (Chairman)
Sir David Clementi
Vivienne Cox
Michael Fitzpatrick
Lord Kerr
Paul Tellier

Rio Tinto 2007 Form 20-F	151

Back to Contents

REPORT OF THE NOMINATIONS COMMITTEE

The Nominations committee’s activities during 2007 covered executive and non executive succession and appointments. Tom Albanese succeeded Leigh Clifford as chief executive in May 2007. Following the acquisition of Alcan Inc., Yves Fortier, Paul Tellier and Dick Evans were appointed directors with effect from 25 October 2007. Dick Evans also became the Chief executive of the combined aluminium group, Rio Tinto Alcan.
     Each of the new directors bring extensive North American and international business experience to the board. A short biography of each is set out on pages 114 to 118.
     As part of his annual performance assessment of individual directors, Paul Skinner, who is chairman of the committee, has also reviewed the time committed by directors to Group business and confirmed this to be appropriate in each case.

Paul Skinner (Chairman)
Sir Rod Eddington
Yves Fortier
David Mayhew
Sir Richard Sykes

Rio Tinto 2007 Form 20-F	152

Back to Contents
Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

As far as is known, Rio Tinto plc is not directly or indirectly owned or controlled by another corporation or by any government or natural person. Except as discussed in the Chairman’s statement on page 48, Rio Tinto plc does not know of any arrangements which may result in a change in its control. As of 20 March 2008, the total amount of the voting securities owned by the directors of Rio Tinto plc as a group was 134,737 ordinary shares of 10p each representing less than one per cent of the number in issue.
     As far as is known, Rio Tinto Limited, with the exception of the arrangements for the dual listed companies merger described on pages 158 to 161, is not directly or indirectly owned or controlled by another corporation or by any government. As of 20 March 2008, the only person known to Rio Tinto Limited as beneficially owning more than five per cent of its shares was Tinto Holdings Australia Pty Limited, which is an indirect wholly owned subsidiary of Rio Tinto plc, with 171,072,520 shares, representing 37.45 per cent of its issued capital. Except as discussed in the Chairman’s statement on page 48, Rio Tinto Limited does not know of any arrangements which may result in a change in its control. As of 20 March 2008 the total amount of the voting securities owned by the directors of Rio Tinto Limited as a group was 2,100 shares representing less than one per cent of the number in issue.
     Directors’ interests in Group voting securities are shown in Table 3 on page 138. Their total beneficial interest in the Group amounts to less than one per cent.
     Except as provided under the DLC Merger Sharing Agreement as explained on pages 158 to 161, the Group’s major shareholders have the same voting and other rights as other shareholders.
     As at 20 March 2008 there were 263 shareholders who had registered addresses in the US holding 160,442 shares in Rio Tinto plc, and 264 who had registered addresses in the US holding 323,215 shares in Rio Tinto Limited.

SUBSTANTIAL SHAREHOLDERS

Under the UK Disclosure and Transparency Rules and the Australian Corporations Act, any shareholder of Rio Tinto plc with voting rights of three per cent or more or any person with voting power of five per cent or more in Rio Tinto Limited, is required to provide the companies with notice. Excluding the interest held by Tinto Holdings Australia Pty Limited in Rio Tinto Limited, the shareholders who have provided such, or an equivalent, notice are:

Rio Tinto plc	Date of	Number of	Percentage
	notice	shares	of issued
			share capital

Barclays PLC	12 Jul 2006	42,129,019	4.02
The Capital Group Companies, Inc	13 Jun 2006	41,031,494	3.90
AXA S.A.	29 Jan 2008	48,493,873	4.86
Shining Prospect Pte. Ltd	2 Feb 2008	119,705,134	12.00
Legal & General plc	18 Mar 2008	49,923,595	5.00

Rio Tinto Limited	Date of	Number of	Percentage
	notice	Shares [1]	of issued
share capital [1]

Shining Prospect Pte. Ltd	4 Feb 2008	—	—
Alcoa Inc	13 Feb 2008	—	—

Notes
1.	Shining Prospect Pte. Ltd, a Singapore based entity owned by Chinalco (Aluminum Corporation of China) with funding from Alcoa Inc, acquired 119,705,134 Rio Tinto plc shares on 1 February 2008. Through the operation of Corporations Act as modified, this gives these entities voting power of 9.33 per cent in the Rio Tinto Group on a joint decision matter, making them substantial shareholders of Rio Tinto Limited as well as of Rio Tinto plc.
2.	As far as it is known, Rio Tinto is not directly or indirectly owned or controlled by another corporation or by any government.
3.	Except as discussed in the chairman’s statement on page 48, Rio Tinto is not aware of any arrangement which may result in a change in its control.

Rio Tinto 2007 Form 20-F	153

Back to Contents

ANALYSIS OF ORDINARY SHAREHOLDERS

As at 22 February 2008

			Rio Tinto plc				Rio Tinto Limited
	No of	%	Shares	%	No of	%	Shares	%
	accounts				accounts

1 to 1,000 shares	37,849	73.08	13,898,832	1.30	101,921	83.59	32,380,143	7.09
1,001 to 5,000 shares	11,307	21.83	22,648,550	2.11	17,750	14.56	34,739,877	7.60
5,001 to 10,000 shares	1,016	1.96	6,950,363	0.65	1,401	1.15	9,707,172	2.12
10,001 to 25,000 shares	544	1.05	8,400,701	0.79	579	0.47	8,621,357	1.89
25,001 to 125,000 shares	560	1.08	32,980,105	3.08	196	0.16	9,699,188	2.12
125,001 to 250,000 shares	183	0.35	33,914,101	3.16	31	0.02	5,401,969	1.18
250,001 to 1,250,000 shares	210	0.41	121,814,991	11.36	34	0.03	20,035,350	4.39
1,250,001 to 2,500,000	60	0.12	105,482,635	9.84	8	0.01	15,235,651	3.34
2,500,001 and over	61	0.12	725,779,627	67.71	11	0.01	320,995,236	70.27
ADRs	—	—	94,920,868	8.85	—	—	—	—

Publicly held shares	51,790	100	1,071,869,905	100	121,931	100	456,815,943	100
Shares held in treasury			74,167,852
Tinto Holdings Australia Pty Limited							171,072,520

			1,071,869,905			456,815,943	1,071,869,905

Number of holdings less than marketable parcel of A$500.					1,111

TWENTY LARGEST REGISTERED SHAREHOLDERS

In accordance with the ASX Listing Rules, below are the names of the twenty largest registered holders of Rio Tinto Limited shares and the number of shares and the percentage of issued capital each holds:

Rio Tinto Limited

		Number of	Percentage
		shares	of issued
			share
			capital

1	Tinto Holdings Australia Pty Limited	171,072,520	37.45
2	HSBC Custody Nominees (Australia) Limited	39,237,31	8.59
3	National Nominees Limited	35,659,231	7.81
4	JP Morgan Nominees Australia Limited	31,302,302	6.83
5	Citicorp Nominees Pty Limited	15,172,117	3.32
6	ANZ Nominees Limited	9,488,839	2.16
7	Cogent Nominees Pty Limited	6,240,454	1.37
8	Queensland Investment Corporation	4,341,895	0.95
9	AMP Life Limited	2,905,395	0.64
10	Merrill Lynch (Australia) Nominees Pty Ltd	2,761,366	0.60
11	UBS Wealth Management Australia Nominees Pty Ltd	2,553,987	0.56
12	Australian Foundation Investment Company Limited	2,443,414	0.53
13	HSBC Custody Nominees (Australia) Limited	2,269,520	0.50
14	UBS Nominees Pty Ltd	2,127,402	0.47
15	HSBC Custody Nominees (Australia) Limited	1,985,586	0.43
16	RBC Dexia Investor Services Australia Nominees Pty Limited	1,777,687	0.39
17	Citicorp Nominees Pty Limited	1,703,340	0.37
18	Citicorp Nominees Pty Limited	1,532,859	0.34
19	Argo Investments Limited	1,395,843	0.31
20	HSB Custody Nominees (Australia) Limited-GSI ECSA	1,240,252	0.27

		337,471,139	73.87

Notes
1	Tinto Holdings Australia Pty Limited is a wholly owned subsidiary of Rio Tinto plc.
2	Other large registered shareholders are nominees who hold securities on behalf of beneficial shareholders.

RELATED PARTY TRANSACTIONS

Information about material related party transactions of the Rio Tinto Group is set out in note 45 to the 2007 Financial statements.

Rio Tinto 2007 Form 20-F	154

Back to Contents
Item 8.	Financial Information

LEGAL PROCEEDINGS

Neither Rio Tinto plc nor Rio Tinto Limited nor any of their subsidiaries is a defendant in any proceedings which the directors believe will have a material effect on either Company’s financial position or profitability.
     Contingencies are disclosed in note 35 to the 2007 Financial statements.

DIVIDENDS

Both Companies have paid dividends on their shares every year since incorporation in 1962. The rights of Rio Tinto shareholders to receive dividends are explained under the description of the Dual Listed Companies’ Structure on page 158.

Dividend policy
The aim of Rio Tinto’s progressive dividend policy is to increase the US dollar value of ordinary dividends over time, without cutting them during economic downturns.
      The rate of the total annual dividend, in US dollars, is determined taking into account the results for the past year and the outlook for the current year. The interim dividend is set at one half of the total ordinary dividend for the previous year. Under Rio Tinto’s dividend policy, the final ordinary dividend for each year is expected to be at least equal to the previous interim dividend.

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
      On request, shareholders of Rio Tinto plc can elect to receive dividends in Australian dollars and shareholders of Rio Tinto Limited can elect to receive dividends in sterling. Shareholders requiring further information should contact Computershare.

2007 dividends
The 2007 interim and final dividends were determined at 52.0 US cents and at 84.0 US cents per share respectively and the applicable translation rates were US$2.0321 and US$1.9476 to the pound sterling and US$0.8568 and US$0.90305 to the Australian dollar.
     Final dividends of 43.13 pence per share and of 93.02 Australian cents per share will be paid on 11 April 2008. A final dividend of 336 US cents per Rio Tinto plc ADR (each representing four shares) will be paid by JPMorgan Chase Bank NA to ADR holders on 14 April 2008.
      The tables below set out the amounts of interim, final and special cash dividends paid or payable on each share or ADS in respect of each financial year, but before deduction of any withholding tax.

Rio Tinto 2007 Form 20-F	155

Back to Contents
Rio Tinto Group – US cents per share	2007	2006	2005	2004	2003

Interim	52.0	40.0	38.5	32.0	30.0
Final	84.0	64.0	41.5	45.0	34.0
Special	—	—	110.0	—	—

Total	136.0	104.0	190.0	77.0	64.0

Rio Tinto plc – UK pence per share	2007	2006	2005	2004	2003

Interim	25.59	21.42	21.75	17.54	18.45
Final	43.13	32.63	23.35	23.94	18.68
Special	—	—	61.89	—	—

Total	68.72	54.05	106.99	41.48	37.13

Rio Tinto Limited – Australian cents per share	2007	2006	2005	2004	2003

Interim	60.69	52.48	50.56	45.53	45.02
Final	93.02	82.84	54.86	58.29	44.68
Special	—	—	145.42	—	—

Total	153.71	135.32	250.84	103.82	89.70

Rio Tinto plc – US cents per ADS	2007	2006	2005	2004	2003

Interim	208	160	154	128	120
Final	336	256	166	180	136
Special	—	—	440	—	—

Total	544	416	760	308	256

Dividend reinvestment plan (DRP)
Rio Tinto offers a DRP to registered shareholders, which provides the opportunity to use cash dividends to purchase Rio Tinto shares in the market free of commission. See Taxation on page 165 for an explanation of the tax consequences. Due to local legislation the DRP cannot be extended to shareholders in the US, Canada and certain other countries. Please contact Computershare for further information.

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
      Use of the order book is not mandatory but all trades, regardless of size, executed over the SETS system are published immediately. The only exception to this is where a Worked Principal Agreement (WPA) is entered into for trades greater than eight times Normal Market Size (NMS). Rio Tinto plc has an NMS of 100,000 shares. Publication of

Rio Tinto 2007 Form 20-F	156

Back to Contents

trades entered under a WPA is delayed until the earlier of 80 per cent of the risk position assumed by the member firm taking on the trade being unwound or the end of the business day.
     Closing LSE share prices are published in most UK national newspapers and are also available during the day on the Rio Tinto and other websites.
     Rio Tinto plc has a sponsored American Depositary Receipt (ADR) facility with JPMorgan Chase Bank NA (JPMorgan) under a Deposit Agreement, dated 13 July 1988, as amended on 11 June 1990, as further amended and restated on 15 February 1999 and as further amended and restated on 18 February 2005 when JPMorgan became Rio Tinto plc’s depository. The ADRs evidence Rio Tinto plc American Depositary Shares (ADS), each representing four ordinary shares. The shares are registered with the US Securities and Exchange Commission (SEC), are listed on the New York Stock Exchange (NYSE) and are traded under the symbol ‘RTP’.
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

	Pence per			US$ per
	Rio Tinto plc share		Rio Tinto plc ADS
	High	Low	High	Low

2003	1,543	1,093	111.35	71.70
2004	1,574	1,212	119.39	86.42
2005	2,657	1,472	183.29	111.57
2006	3,322	2,352	253.33	176.09
2007	5,784	2,505	478.35	193.60

Aug 2007	3,445	2,929	278.05	234.65
Sep 2007	4,228	3,430	343.40	284.10
Oct 2007	4,576	4,050	375.00	343.30
Nov 2007	5,685	4,197	478.35	351.46
Dec 2007	5,784	5,012	477.71	401.45
Jan 2008	5,370	4,159	428.30	394.10
Feb 2008	5,850	5,222	464.00	409.37
Mar 2008 (to 20 Mar 2008)	5,807	4,800	461.00	387.50

2006
First quarter	2,981	2,588	212.94	176.81
Second quarter	3,322	2,547	253.33	184.05
Third quarter	2,901	2,352	216.11	176.09
Fourth quarter	3,015	2,401	231.15	178.70

2007
First quarter	2,940	2,505	230.60	193.60
Second quarter	3,916	2,888	311.50	230.60
Third quarter	4,228	2,929	343.40	234.65
Fourth quarter	5,784	4,050	478.35	334.30

As at 20 March 2008, there were 51,480 holders of record of Rio Tinto plc’s shares. Of these holders, 263 had registered addresses in the US and held a total of 160,442 Rio Tinto plc shares, representing 0.016 per cent of the total number of Rio Tinto plc shares issued and outstanding as at such date. In addition, 94.36 million Rio Tinto plc shares were registered in the name of a custodian account in London which represented 9.457 per cent of the publicly held Rio Tinto plc shares issued and outstanding. These shares were represented by 25.30 million Rio Tinto plc ADSs held of record by 382 ADR holders. In addition, certain accounts of record with registered addresses other than in the US hold shares, in whole or in part, beneficially for US persons.

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
     Rio Tinto Limited had established a separate ADR programme before the DLC merger in 1995 but the Group did not believe that there was any benefit in continuing to maintain two separate ADR programmes and in 2006 decided that, due to the relative size of the Rio Tinto Limited ADR programme, it should be terminated. In February 2006 formal notice of termination of the Deposit Agreement was given to JPMorgan and it was terminated on 10 April 2006, immediately after the payment of the final dividend to the ADR holders. Any questions concerning holdings of Rio Tinto Limited ADRs should be directed to the JPMorgan Service Center on 001 (800) 990 1135.
     The following table sets out, for the periods indicated, the high and low closing sale prices of Rio Tinto Limited

Rio Tinto 2007 Form 20-F	157

Back to Contents

shares based upon information provided by the ASX. There is no established trading market in the US for Rio Tinto Limited’s shares.

		A$ per
	Rio Tinto Limited share
	High	Low

2003	37.54	28.17
2004	40.20	31.98
2005	69.10	38.82
2006	87.97	65.38
2007	146.90	69.50

Aug 2007	93.52	81.16
Sep 2007	108.22	93.52
Oct 2007	113.50	104.43
Nov 2007	145.19	108.50
Dec 2007	146.90	128.00
Jan 2008	134.00	101.00
Feb 2008	137.10	121.77
Mar 2008 (to 20 Mar 2008 )	136.00	116.29

2006
First quarter	78.85	67.50
Second quarter	87.97	70.90
Third quarter	78.56	65.38
Fourth quarter	82.00	68.01

2007
First quarter	80.11	69.50
Second quarter	101.15	77.20
Third quarter	108.22	81.16
Fourth quarter	146.90	104.43

As at 20 March 2008, there were 120,552 holders of record of Rio Tinto Limited shares. Of these holders, 264 had registered addresses in the US and held a total of 323,215 Rio Tinto Limited shares, representing approximately 0.071 per cent of the total number of Rio Tinto Limited shares issued and outstanding as of such date. In addition, nominee accounts of record with registered addresses other than in the US may hold Rio Tinto Limited shares, in whole or in part, beneficially for US persons.

ADR holders
ADR holders may instruct JPMorgan as to how the shares represented by their ADRs should be voted.
     Registered holders of ADRs will have the Annual report and Summary financial statements and interim reports mailed to them at their record address and other ADR holders can receive the Annual report and Summary financial statements and interim reports on request.
     Rio Tinto is subject to the US Securities and Exchange Commission (SEC) reporting requirements for foreign companies. This Form 20-F and other filings can be viewed on the Rio Tinto website as well as on the SEC website at www.sec.gov

Investment warning
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
     Following the approval of the DLC merger, both Companies entered into a DLC Merger Sharing Agreement (the Sharing Agreement) through which each Company agreed to ensure that the businesses of Rio Tinto plc and Rio Tinto Limited are managed on a unified basis, to ensure that the boards of directors of each Company is the same, and to give effect to certain arrangements designed to provide shareholders of each Company with a common economic interest in the combined enterprise.
     In order to achieve this third objective, the Sharing Agreement provided for the ratio of dividend, voting and

Rio Tinto 2007 Form 20-F	158

Back to Contents

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

Rio Tinto 2007 Form 20-F	159

Back to Contents

     In exceptional circumstances, certain public shareholders of the Companies can be excluded from voting at the respective Company’s general meetings because they have acquired shares in one Company in excess of a given threshold without making an offer for all the shares in the other Company. If this should occur, the votes cast by these excluded shareholders will be disregarded.
     Following the Companies’ general meetings the overall results of the voting on Joint Decisions and the results of voting on separate decisions will be announced to the stock exchanges, published on the Rio Tinto website and advertised in the Financial Times and The Australian newspapers. The results of the 2008 annual general meetings may also be obtained on the appropriate shareholder helpline (Rio Tinto plc: Freephone 0800 435021; and Rio Tinto Limited: toll free 1800 813 292).

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

Rio Tinto 2007 Form 20-F	160

Back to Contents

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

MEMORANDUM AND ARTICLES OF ASSOCIATION

Rio Tinto plc adopted new Articles of Association by special resolution passed on 11 April 2002 and, amended on 14 April 2005 and 13 April 2007. Rio Tinto Limited adopted a new Constitution by special resolution passed on 24 May 2000 and, amended by special resolution on 18 April 2002, 29 April 2005 and 27 April 2007. The resolutions passed during April 2007 were in response to the implementation in the United Kingdom of the European Union Directive on Takeover Bids on 20 May 2006. Following the DLC merger in 1995 the Group introduced some change of control provisions which were designed to ensure that no one could gain control of one Company without making an offer to the shareholders of the other. The resolution removed certain discretions conferred on the directors by the change of control provisions which might have been impacted by the implementation of the Directive on Takeover Bids.

Introduction
As explained on pages 158 to 161 under the terms of the DLC merger the shareholders of Rio Tinto plc and of Rio Tinto Limited entered into certain contractual arrangements which are designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise which owned all of the assets of both Companies. Generally and as far as is permitted by the UK Companies Act and the Australian Corporations Law this principle is reflected in the Memorandum and Articles of Association of Rio Tinto plc and in the Constitution of Rio Tinto Limited. The summaries below include descriptions of material rights of the shareholders of both Rio Tinto plc and Rio Tinto Limited. Unless stated otherwise the Memorandum and Articles of Association of and Constitution are identical.
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
Other objects of Rio Tinto plc include provisions:
•	to carry on as an Investment Holding Company;
•	to subscribe for, sell, exchange or dispose of any type of security or investment;
•	to purchase any estate or interest in property or assets;
•	to borrow and raise money to secure or discharge any debt or obligation of or binding on the Company;
•	to draw, make or deal in negotiable or transferable instruments;
•	to amalgamate with and co-operate with or assist or subsidise any company, firm or person and to purchase or otherwise acquire or undertake all or any part of the business property or liabilities of any person, body or company carrying on any business which this Company is authorised to carry on;
•	to promote the Company;

Rio Tinto 2007 Form 20-F	161

Back to Contents
•	to lend money and guarantee contracts or obligations of the Company and to give all kinds of indemnities;
•	to sell, lease, grant licences and other rights over any part of the Company;
•	to procure the registration of the Company outside England;
•	to subscribe or guarantee money to any national, charitable, benevolent, public, general or exhibition which may further the objects of the Company or the interest of its members;
•	to grant pensions or gratuities to employees, ex-employees, officers and ex-officers;
•	to establish any scheme or trust which may benefit employees;
•	to lend money to employees to purchase Company shares;
•	to purchase and maintain insurance for employees and to carry on the objects of the Company in any part of the world either as principals, agents, contractors, trustees or otherwise.

Other objects of Rio Tinto Limited include the powers:
•	to prospect for, explore, quarry, develop, excavate, dredge for, open, work, win, purchase or otherwise obtain all minerals, metals and substances;
•	to carry on business as proprietors of and to purchase, take on, lease or in exchange or otherwise acquire and control mineral and other properties, lands and hereditaments of any tenure, mines and other rights or options thereon;
•	to raise, win, get, quarry, crush, smelt, calcine, refine, dress, amalgamate, manipulate and otherwise treat, prepare, sell and deal in ores, metals and other products of mines;
•	to carry on business as ship owners, railway proprietors, motor car, lorry and coach proprietors, and garage proprietors, carriers and hauliers, bankers, storekeepers, wharfingers, cartage, storage, building and general contractors and to buy and sell or otherwise deal in real or personal property of any kind;
•	to carry on business as manufacturers of and dealers in and exporters and importers of goods and merchandise of all kinds and merchants generally; and
•	to guarantee the payment of premiums on any sinking fund or endowment policy or policies taken out by any company having objects similar to the objects of the Company.

Directors
Under Rio Tinto plc's Articles of Association a director may not vote in respect of any proposal in which he or any other person connected with him, has any material interest other than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company, except where resolutions:
•	indemnify him or a third party in respect of obligations incurred by the director on behalf of, or for the benefit of, the Company, or in respect of obligations of the Company, for which the director has assumed responsibility under an indemnity, security or guarantee;
•	relate to an offer of securities in which he may be interested as a holder of securities or as an underwriter;
•	concern another body corporate in which the director is beneficially interested in less than one per cent of the issued shares of any class of shares of such a body corporate;
•	relate to an employee benefit in which the director will share equally with other employees; and
•	relate to liability insurance that the Company is empowered to purchase for the benefit of directors of the Company in respect of actions undertaken as directors (or officers) of the Company.
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
     Directors are not required to hold any shares of either Company by way of qualification, but a director is nevertheless entitled to attend and speak at shareholders' meetings. Nevertheless, as disclosed in the Remuneration report on pages 120 to 133 the Remuneration committee has informed the executive directors that they would be expected to build up a shareholding equal in value to two times salary over five years.
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

Rio Tinto 2007 Form 20-F	162

Back to Contents

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

Voting rights
Voting at any general meeting of shareholders on a resolution on which the holder of the Special Voting Share is entitled to vote shall be decided by a poll, being a written vote, and any other resolution shall be decided by a show of hands unless a poll has been duly demanded. On a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for every ordinary share or share for which he or she is the holder and, in the case of Joint Decisions, the holder of the Special Voting Share has one vote for each vote cast by the public shareholders at the parallel meeting of shareholders. The voting rights attached to the Special Voting Share have been set out on pages 159 to 160. A poll may be demanded by any of the following:
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
     The DLC Merger Sharing Agreement further classifies these three kinds of resolutions into ‘Joint Decisions’ and ‘Class Rights Actions’ as explained under voting rights on pages 159 to 160.
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

Rio Tinto 2007Form 20-F	163

Back to Contents

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
The DLC Merger Sharing Agreement further sets out the rights of ordinary shareholders in a liquidation as explained on page 160.

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

MATERIAL CONTRACT

Rio Tinto plc, Rio Tinto Canada Holding Inc. and Rio Tinto Finance plc entered into a facility agreement dated 12 July 2007 (the ‘Facility Agreement’) with Credit Suisse, Deutsche Bank AG, London Branch, The Royal Bank of Scotland plc and Société Générale. The Facility Agreement comprises two term facilities and two revolving facilities (including a swingline facility) up to a total amount of US$ 40 billion. The funds made available under the Facility Agreement will be used, among other things, to finance or refinance, directly or indirectly the consideration or other amounts payable in respect of the Group’s purchase for cash of all the outstanding shares of Alcan Inc.
      Advances under the term and revolving facilities bear interest at rates per annum equal to the margin (which is dependent on the Group’s long term credit rating as determined by Moody's and Standard & Poors) plus LIBOR plus any mandatory cost.
     The Facility Agreement contains covenants and restrictions on the Group, including that it be required to observe certain customary covenants including but not limited to (i) maintenance of authorisations; (ii) compliance with laws; (iii) change of business; (iv) negative pledge (subject to certain carve outs); (v) environmental laws and licences; and (vi) subsidiaries incurring financial indebtedness.
      The term facilities are to be repaid on the termination of their respective 364 day (subject to exercise of the extension option), and five year and one business day terms. No amounts repaid by the Group under the term facilities may be re-borrowed. Facilities B and C will cease to be available one month prior to their respective three year and five year termination dates. All loans made under Facilities B and C are to be repaid on their respective termination dates.

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
     The Department of Foreign Affairs and Trade has responsibility for the administration of restrictions relating to

Rio Tinto 2007Form 20-F	164

Back to Contents

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

Rio Tinto 2007Form 20-F	165

Back to Contents

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

US resident individuals
The following is a summary of the principal UK tax, Australian tax and US Federal income tax consequences of the ownership of Rio Tinto plc ADSs, Rio Tinto plc shares and Rio Tinto Limited shares (‘the Group’s ADSs and shares’) by a US holder as defined below. It is not intended to be a comprehensive description of all the tax considerations that are relevant to all classes of taxpayer. Future changes in legislation may affect the tax consequences of the ownership of the Group’s ADSs and shares.
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
     This section applies to US holders only if shares or ADSs are held as capital assets for tax purposes. This section does not apply to shareholders who are members of a special class of holders subject to special rules, including a dealer in securities, a trader in securities who elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organisation, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns ten per cent or more of Rio Tinto’s voting stock, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or a US holder whose functional currency is not the US dollar.
This section is based on the Internal Revenue Code of 1986, as amended, (‘the Code’) its legislative history, existing and proposed regulations, published rulings and court decisions, and on the convention between the United States of America and United Kingdom, and the convention between the United States of America and Australia which may affect the tax consequences of the ownership of the Group’s ADSs and shares. These laws and conventions are subject to change, possibly on a retroactive basis.
US holders should consult their own tax adviser regarding the United States federal, state and local and foreign and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances.
     For the purposes of the Conventions and of the Code, US holders of ADSs are treated as the owners of the underlying shares.
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

Rio Tinto 2007 Form 20-F	166

Back to Contents

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

US Federal income tax
In general, taking into account the earlier assumptions that each obligation of the Deposit Agreement and any related agreement will be performed according to its terms, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

Taxation of Dividends
Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a United States Holder, the gross amount of any dividend the Group pays out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate United States Holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that, in the case of shares or ADSs, you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the shares or ADSs will generally be qualified dividend income.
     You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a United States Holder will be the U.S. dollar value of the non-U.S. dollar payments made, determined at the spot UK pound/U.S. dollar rate (in the case of Rio Tinto plc) or the spot Australian dollar/U.S. dollar (in the case of Rio Tinto Limited) on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.
     Subject to certain limitations, any Australian tax withheld in accordance with the Australia-United States Tax Treaty and paid over to Australia will be creditable or deductible against your United States federal income tax liability.

Rio Tinto 2007 Form 20-F	167

Back to Contents

Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.
     Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

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

Passive Foreign Investment Company (PFIC) Rules
We believe that the Group’s shares or ADSs should not be treated as stock of PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless the shares or ADSs are “marketable stock” and a US Holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain. Instead, if you are a US Holder, you would be treated as if you had realized such gain and certain “excess distributions” rateably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

The Rio Tinto Group’s quantitative and qualitative disclosures about market risk, its policies for currency, interest rate and commodity price exposures, and the use of derivative financial instruments are discussed in the Operating and financial report on pages 100 to 107. The discussion regarding market risk contains certain forward looking statements and attention is drawn to the Cautionary statement on page 7.

Item 12.	Description of Securities other than Equity Securities

Not applicable.

Rio Tinto 2007 Form 20-F	168

Back to Contents

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

There are no defaults, dividend arrearages or delinquencies.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

There are no material modifications to the rights of security holders.

Item 15.	Controls and Procedures

Disclosure controls and procedures
The Group maintains disclosure controls and procedures as such term is defined in Exchange Act Rule 13a-15(e). The common management of each of Rio Tinto plc and Rio Tinto Limited, with the participation of their common chief executive and finance director, have evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report and have concluded that these disclosure controls and procedures were effective at a reasonable assurance level.

Management’s report on internal control over financial reporting
The common management of each of Rio Tinto plc and Rio Tinto Limited is responsible for establishing and maintaining adequate internal control over financial reporting. The Companies’ internal control over financial reporting is a process designed under the supervision of their common chief executive and finance director to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the Group’s published financial statements for external reporting purposes in accordance with IFRS.
     Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance, and may not prevent or detect all misstatements whether caused by error or fraud, if any, within each of Rio Tinto plc and Rio Tinto Limited.
     The Group’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorisations of managemement and directors of each of the Companies; and provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on our financial statements.
     Management conducted an assessment of the effectiveness of internal control over financial reporting as of 31 December 2007, based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and concluded that it was effective.
     Our independent registered public accounting firms, PricewaterhouseCoopers LLP and PricewaterhouseCoopers, the auditors of Rio Tinto plc and Rio Tinto Limited respectively, independently assessed the effectiveness of the Group's internal control over financial reporting. They have issued an attestation report, which is included on page A-73 of this Annual report on Form 20-F.

Changes in internal control over financial reporting
There were no changes in the internal controls over financial reporting that occurred during the period covered by this Annual report on Form 20-F that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting of each of Rio Tinto plc and Rio Tinto Limited.

Item 16A.	Audit Committee Financial Expert

See Corporate governance on page 151 for information regarding the identification of the Audit committee financial expert.

Rio Tinto 2007Form 20-F	169

Back to Contents
Item 16B.	Code of Ethics

The way we work, Rio Tinto’s statement of business practice, summarises the Group’s principles and policies for all directors and employees.
     The way we work and the supplementary guidance documents are discussed more fully under Corporate governance on pages 145 to 152. They can be viewed on Rio Tinto’s website: www.riotinto.com and will be provided to any person without charge upon written request received by one the company secretaries.
Item 16C.	Principal Accountant Fees and Services

The remuneration of the Group’s principal auditors including audit fees, audit related fees, tax fees and all other fees, as well as remuneration payable to other accounting firms, has been set out in note 44 to the 2007 Financial statements.
     Rio Tinto has adopted policies designed to uphold the independence of the Group’s principal auditors by prohibiting their engagement to provide a range of accounting and other professional services that might compromise their appointment as independent auditors. The engagement of the Group’s principal auditors to provide statutory audit services, other services pursuant to legislation, taxation services and certain other services are pre approved. Any engagement of the Group’s principal auditors to provide other permitted services is subject to the specific approval of the Audit committee or its chairman.
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
     The Audit committee adopted policies for the pre approval of permitted services provided by the Group’s principal auditors during 2003. All of the engagements for services provided by the Group’s principal auditors since the adoption of these policies were either within the pre approval policies or approved by the Audit committee. The directors are satisfied that the provision of non audit services by PricewaterhouseCoopers in accordance with this procedure is compatible with the general standard of independence for auditors imposed by relevant regulations, including the Australian Corporations Act 2001.
Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Rio Tinto 2007Form 20-F	170

Back to Contents
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

			Rio Tinto plc		Rio Tinto Limited

Period	(a) Total	(b) Average	(c) Total number	(a) Total	(b) Average	(c) Total number	(d) Approximate
	number of	price	of shares	number of	price	of shares	dollar value of
	shares	paid per share	purchased as part	shares	paid per share	purchased as part	shares that may
	purchased		of publicly	purchased		of publicly	yet be purchased
			announced plans			announced plans	under the plans
			or programmes			or programmes	or programmes
		US$			US$		US$m

2007
1 Jan to 31 Jan	5,185,000	51.12	5,185,000	104,741	57.71	—	2,935
1 Feb to 28 Feb	6,600,000	54.45	6,600,000	231,099	60.82	—	2,576
1 Mar to 31 Mar	6,250,000	52.64	6,250,000	79,472	58.37	—	2,247
1 Apr to 30 Apr	2,464,008	61.02	2,150,000	554,049	69.30	—	2,116
1 May to 31 May	2,850,000	69.66	2,850,000	151,687	77.19	—	1,917
1 Jun to 30 Jun	2,475,000	76.17	2,475,000	62,610	81.63	—	1,729
1 Jul to 31 Jul	2,190,000	80.63	2,190,000	17,301	86.42	—	—
1 Aug to 31 Aug	—	—	—	5,160	75.47	—	—
1 Sep to 30 Sep	137,859	73.75	—	471,422	82.02	—	—
1 Oct to 31 Oct	—	—	—	17,453	95.78	—	—
1 Nov to 30 Nov	—	—	—	276,005	105.19	—	—
1 Dec to 31 Dec	—	—	—	6,981	127.04	—	—

Total	28,151,867	59.50	27,700,000	1,977,980	84.87	—	—

2008
1 Jan to 31 Jan	—	—	—	283,994	106.59	—	—
1 Feb to 28 Feb	—	—	—	499,215	120.57	—	—
1 Mar to 20 Mar	—	—	—	79,472	58.37	—	—

Notes
1.	Rio Tinto plc ordinary shares of 10p each; Rio Tinto Limited shares.
2.	The average prices paid have been translated into US dollars at the exchange rate on the day of settlement.
3.	Shares purchased by the Companies’ registrars in connection with the dividend reinvestment plans and employee share plans were not deemed to form part of any publicly announced plan or programme.
4.	The share buy back programme was discontinued on 12 July 2007 on the announcement of Rio Tinto’s recommended all cash offer to acquire all of the outstanding common shares in Alcan Inc.

No further shares were bought back between 1 January 2008 and 20 March 2008. During this period, Rio Tinto plc issued 70,244 shares in connection with employee share plans, and reissued 467,697 ordinary shares from treasury and Rio Tinto Limited’s registrars purchased on market and delivered 810,663 shares.
     Awards over 2,195,740 Rio Tinto plc ordinary shares and 1,932,977 Rio Tinto Limited shares were granted in connection with employee share plans during 2007, and as at 20 March 2008 there were options outstanding over 7,227,437 Rio Tinto plc ordinary shares and 5,959,274 Rio Tinto Limited shares. Upon exercise, options may be satisfied by the issue of new shares, the purchase of shares on market, or, in the case of Rio Tinto plc, from treasury shares.
     There were no changes to the authorised capital of Rio Tinto plc during the year.

Rio Tinto 2007Form 20-F	171

Back to Contents

PART III
Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The 2007 Financial statements of the Rio Tinto Group and the separate 2007 Financial statements of Minera Escondida Limitada (Rio Tinto: 30 per cent), which exceeded certain tests of significance under Rule 3-09 of Regulation S-X, are included as the “A” pages in this Annual report on Form 20-F.

Item 19.	Exhibits

Exhibits marked “*” have been filed as exhibits to this Annual report on Form 20-F and other exhibits have been incorporated by reference as indicated.

INDEX

Exhibit
Number	Description

1.1	Memorandum and Articles of Association of Rio Tinto plc (adopted by special resolution passed on 11 April 2002 and amended on 14 April 2005 and 13 April 2007)
1.2	Constitution of Rio Tinto Limited (ACN 004 458 404) (as adopted by special resolution passed on 24 May 2000 and amended by special resolution on 18 April 2002, 29 April 2005 and 27 April 2007)
2.1	Facility Agreement, dated 12 July 2007, among Rio Tinto, Credit Suisse, Deutsche Bank AG, London Branch, The Royal Bank of Scotland plc, and Societe Generale (incorporated by reference to Exhibit (b)(1) to the Schedule TO-T filed by Rio Tinto plc and Rio Tinto Canada Holding Inc. on 24 July 2007, File No. 1-10533)
3.1	DLC Merger Implementation Agreement, dated 3 November 1995 between CRA Limited and The RTZ Corporation PLC relating to the implementation of the DLC merger (incorporated by reference to Exhibit 2.1 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533)
3.2	DLC Merger Sharing Agreement, dated 21 December 1995 and amended on 29 April 2005 between CRA Limited and The RTZ Corporation PLC relating to the ongoing relationship between CRA and RTZ following the DLC merger (incorporated by reference to Exhibit 4.23 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2004, File No. 1-10533)
3.3	RTZ Shareholder Voting Agreement, dated 21 December 1995 between The RTZ Corporation PLC, RTZ Shareholder SVC Pty. Limited, CRA Limited, R.T.Z. Australian Holdings Limited and The Law Debenture Trust Corporation p.l.c. (incorporated by reference to Exhibit 2.3 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533)
3.4	CRA Shareholder Voting Agreement, dated 21 December 1995 between CRA Limited, CRA Shareholder SVC Limited, The RTZ Corporation PLC and The Law Debenture Trust Corporation p.l.c., relating to the RTZ Special Voting Share (incorporated by reference to Exhibit 2.4 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533)
4.01*	Service Agreement dated 4 May 2007 between Mr T Albanese and Rio Tinto London Limited
4.02*	Memorandum effective 1 March 2008 to Service Agreement dated 12 April 2006 between Mr T Albanese and Rio Tinto London Limited
4.03	Service Agreement dated 30 March 2004 between Mr R L Clifford and Rio Tinto Limited (incorporated by reference to Exhibit 4.23 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2004, File No. 1-10533)
4.04	Memorandum effective 1 March 2007 to Service Agreement dated 30 March 2004 between Mr R L Clifford and Rio Tinto Limited (incorporated by reference to Exhibit 4.13 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2006, File No. 1-10533)
4.05	Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto London Limited (incorporated by reference to Exhibit 4.31 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2002, File No. 1-10533)
4.06*	Memorandum effective 1 March 2008 to Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto London Limited

Rio Tinto 2007 Form 20-F	172

Back to Contents
4.07*	Service Agreement dated 25 October 2007 between Mr R B Evans and Rio Tinto plc
4.08*	Novation dated 29 January 2008 of Service Agreement dated 25 October 2007 between Mr R B Evans and Rio Tinto plc to Rio Tinto London Limited
4.09*	Memorandum effective 1 March 2008 to Service Agreement dated 25 October 2007 between Mr R B Evans and Rio Tinto London Limited
4.10	Rio Tinto plc - Share Option Plan 2004 (incorporated by reference to Exhibit 4.3 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)
4.11	Rio Tinto plc - Mining Companies Comparative Plan 2004 (incorporated by reference to Exhibit 4.4 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)
4.12	Rio Tinto Limited - Share Option Plan 2004 (incorporated by reference to Exhibit 4.6 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)
4.13	Rio Tinto Limited - Mining Companies Comparative Plan 2004 (incorporated by reference to Exhibit 4.7 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)
4.14	Medical expenses plan (incorporated by reference to Exhibit 4.67 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)
4.15	Pension plan (incorporated by reference to Exhibit 4.68 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)
8.1*	List of subsidiary companies.
12.1*	Certifications pursuant to Rule 13a-14(a) of the Exchange Act.
13.1*	Certifications furnished pursuant to Rule 13a-14(b) of the Exchange Act (such certifications are not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference in any filing under the Securities Act).
15.1*	Consent of Independent Accountants to the incorporation of the audit report relating to the Rio Tinto Group and effectiveness of internal control over financial reporting of the Rio Tinto Group by reference in registration statements on Form S-8.
15.2*	Consent of Independent Accountants to the incorporation of the audit report relating to Minera Escondida Limitada by reference in registration statements on Form S-8.

Rio Tinto 2007 Form 20-F	173

Back to Contents

SIGNATURE

The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this Annual Report on their behalf.
Rio Tinto plc	Rio Tinto Limited
(Registrant)	(Registrant)

/s/ Ben Mathews	/s/ Ben Mathews
Name: Ben Mathews	Name: Ben Mathews
Title: Secretary	Title: Assistant Secretary

Date: 31 March 2008	Date: 31 March 2008

Rio Tinto 2007 Form 20-F	174

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

Unless the context indicates otherwise, the following terms have the meanings shown below:

Adjusted earnings	An additional measure of earnings reported by Rio Tinto with its UK GAAP results which excludes exceptional items of such magnitude that their exclusion is necessary to reflect the underlying performance of the Group.
ADR	American Depositary Receipt evidencing American Depositary Shares (ADS).
Australian dollars	Australian currency. Abbreviates to A$
Australian GAAP	Generally accepted accounting principles in Australia.
AIFRS	International Financial Reporting Standards as adopted in Australia.
Billion	One thousand million.
Canadian dollars	Canadian currency. Abbreviates to C$
Company/Companies	Rio Tinto plc and/or Rio Tinto Limited, as the context so requires.
DLC merger	Dual listed companies merger (1995).
IFRS	International Financial Reporting Standards.
LBMA	London Bullion Market Association.
LME	London Metal Exchange.
New Zealand dollars	New Zealand currency. Abbreviates to NZ$
Pounds sterling	UK currency. Abbreviates to £, pence or p.
Public shareholders	The holders of Rio Tinto plc shares that are not companies in the Rio Tinto Limited Group and the holders of Rio Tinto Limited shares that are not companies in the Rio Tinto plc Group.
Rand	South African currency. Abbreviates to R.
Rio Tinto Limited	Rio Tinto Limited, and, where the context permits, its subsidiaries and associated companies.
Rio Tinto Limited Group	Rio Tinto Limited and its subsidiaries and associated companies.
Rio Tinto Limited shareholders	The holders of Rio Tinto Limited shares.
Rio Tinto Limited share	The ordinary shares in Rio Tinto Limited.
Rio Tinto Limited/ RTL DLC Dividend Share	The DLC Dividend Share in Rio Tinto Limited.
Rio Tinto Limited/ RTL Special Voting Share	The Special Voting Share in Rio Tinto Limited.
Rio Tinto plc	Rio Tinto plc and its subsidiaries and associated companies.
Rio Tinto plc ADS	An American Depositary Share representing the right to receive four Rio Tinto plc ordinary shares.
Rio Tinto plc Group	Rio Tinto plc and its subsidiaries and associated companies.
Rio Tinto plc ordinary shares	The ordinary shares of 10p each in Rio Tinto plc.
Rio Tinto plc shareholders	The holders of Rio Tinto plc shares.
Rio Tinto plc shares	Rio Tinto plc ordinary shares.
Rio Tinto plc/ RTP DLC Dividend Share	The DLC Dividend Share of 10p in Rio Tinto plc.
Rio Tinto plc/ RTP Special Voting Share	The Special Voting Share of 10p in Rio Tinto plc.
Share/shares	Rio Tinto Limited shares or Rio Tinto plc ordinary shares, as the context requires.
Sharing Agreement	The agreement, dated 21 December 1995, as amended between Rio Tinto Limited and Rio Tinto plc relating to the regulation of the relationship between Rio Tinto Limited and Rio Tinto plc following the DLC merger.

Rio Tinto 2007 Form 20-F	175

Back to Contents

NON MINING DEFINITIONS (continued)
UK GAAP	Generally accepted accounting principles in the UK.
Underlying earnings	An additional measure of earnings reported by Rio Tinto with its IFRS results to provide greater understanding of the underlying business performance of its operations. This measure is explained in greater detail in the financial statements.
US dollars	United States currency. Abbreviates to dollars, $ or US$ and US cents or USc.
US GAAP	Generally accepted accounting principles in the United States.

MINING AND TECHNICAL DEFINITIONS

Alumina	Aluminium oxide. It is extracted from bauxite in a chemical refining process and is subsequently the principal raw material in the electro-chemical process by which aluminium is produced.
Anode and cathode copper	At the final stage of the smelting of copper concentrates, the copper is cast into specially shaped slabs called anodes for subsequent refining to produce refined cathode copper.
Bauxite	Mainly hydrated aluminium oxides (AL2 O3 .2H2 O). Principal ore of alumina, the raw material from which aluminium is made.
Beneficiated bauxite	Bauxite ore that has been treated to remove waste material to improve its physical or chemical characteristics.
Bioleaching	The deliberate use of bacteria to speed the chemical release of metals from ores.
Block caving	An underground bulk mining method. It involves undercutting the orebody to induce ore fracture and collapse by gravity. The broken ore is recovered through draw points below.
Borates	A generic term for mineral compounds which contain boron and oxygen.
Cathode copper	Refined copper produced by electrolytic refining of impure copper or by electro-winning.
Classification	Separating crushed and ground ore into portions of different size particles.
Coking coal	By virtue of its carbonisation properties, it is used in the manufacture of coke, which is used in the steel making process. Also known as metallurgical coal.
Concentrate	The product of a physical concentration process, such as flotation or gravity concentration, which involves separating ore minerals from unwanted waste rock. Concentrates require subsequent processing (such as smelting or leaching) to break down or dissolve the ore minerals and obtain the desired elements, usually metals.
Cutoff grade	The lowest grade of mineralised material considered economic to process. It is used in the calculation of the quantity of ore present in a given deposit.
Doré	A precious metal alloy which is produced by smelting. Doré is an intermediate product which is subsequently refined to produce pure gold and silver.
DWT	Dead weight tons is the combined weight in long tons (2,240 pounds weight) of cargo, fuel and fresh water that a ship can carry.
Flotation	A method of separating finely ground minerals using a froth created in water by specific reagents. In the flotation process certain mineral particles are induced to float by becoming attached to bubbles of froth whereas others, usually unwanted, sink.
FOB	Free on board.
Grade	The proportion of metal or mineral present in ore, or any other host material, expressed in this document as per cent, grams per tonne or ounces per ton.
Head grade	The average grade of ore delivered to the mill.
Ilmenite	Mineral composed of iron, titanium and oxygen.
Metallurgical coal	By virtue of its carbonisation properties, it is used in the manufacture of coke, which is used in the steel making process. Also known as coking coal.
Ore	A rock from which a metal(s) or mineral(s) can be economically and legally extracted.
Ore milled	The quantity of ore processed.
Ore hoisted	The quantity of ore which is removed from an underground mine for processing.
Pressure oxidation	A method of treating sulphide ores. In the case of refractory gold ores, the object is to oxidise the sulphides to sulphates and hence liberate the gold for subsequent cyanide leaching. The technique involves reaction of the ore with sulphuric acid under pressure in the presence of oxygen gas.

Rio Tinto 2007 Form 20-F	176

Back to Contents

MINING AND TECHNICAL DEFINITIONS (continued)
Probable ore reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.
Proven ore reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.
Rock mined	The quantity of ore and waste rock excavated from the mine. In this document, the term is only applied to surface mining operations.
Rutile	A mineral composed of titanium and oxygen (TiO2 ).
Steam coal	Also referred to as steaming coal, thermal coal or energy coal. It is used as a fuel source in electrical power generation, cement manufacture and various industrial applications.
Stripping ratio	The tonnes of waste material which must be removed to allow the mining of one tonne of ore.
Solvent extraction and electrowinning (SX-EW)	Processes for extracting metal from an ore and producing pure metal. First the metal is leached into solution; the resulting solution is then purified in the solvent extraction process; the solution is then treated in an electro-chemical process (electro-winning) to recover cathode copper.
Tailing	The rock wastes which are rejected from a concentrating process after the recoverable valuable minerals have been extracted.
Titanium dioxide feedstock	A feedstock rich in titanium dioxide, produced, in Rio Tinto’s case, by smelting ores containing titanium minerals.
Zircon	Zirconium mineral (ZrSiO4 ).

CONVERSION OF WEIGHTS AND MEASURES

1 troy ounce = 31.1 grams
1 kilogram = 32.15 troy ounces
1 kilogram = 2.2046 pounds
1 metric tonne = 1,000 kilograms
1 metric tonne = 2,204.6 pounds
1 metric tonne = 1.1023 short tons
1 short ton = 2,000 pounds
1 long ton = 2,240 pounds
1 gram per metric tonne = 0.02917 troy ounces per short ton
1 gram per metric tonne = 0.03215 troy ounces per metric tonne
1 kilometre = 0.6214 miles

Rio Tinto 2007 Form 20-F	177

Back to Contents

EXCHANGE RATES

The following tables show, for the periods and dates indicated, certain information regarding the exchange rates for the pound sterling and Australian dollar, based on the Noon Buying Rates for pounds sterling and Australian dollars expressed in US dollars per £1.00 and per A$1.00.

Pounds sterling					Australian dollars
Year ended 31 December	Period	Average	High	Low	Year ended 31 December	Period	Average	High	Low
	end	rate				end	rate

2007	1.99	2.00	2.11	1.92	2007	0.878	0.839	0.937	0.772
2006	1.96	1.84	1.98	1.72	2006	0.788	0.753	0.791	0.706
2005	1.73	1.82	1.93	1.71	2005	0.734	0.763	0.799	0.727
2004	1.93	1.83	1.95	1.76	2004	0.783	0.737	0.798	0.686
2003	1.78	1.63	1.79	1.55	2003	0.749	0.648	0.752	0.562

Note
The Noon Buying Rate on such dates differed slightly from the rates used in the preparation of Rio Tinto’s financial statements as of such date. No representation is made that pound sterling and Australian dollar amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on such dates or at any other dates.

FINANCIAL CALENDAR

16 January 2008	Fourth quarter 2007 operations review
13 February 2008	Announcement of results for 2007
20 February 2008	Rio Tinto plc and Rio Tinto Limited shares and Rio Tinto plc ADRs quoted “ex-dividend” for 2007 final dividend
22 February 2008	Record date for 2007 final dividend for Rio Tinto plc shares and ADRs
26 February 2008	Record date for 2007 final dividend for Rio Tinto Limited shares
19 March 2008	Plan notice date for election under the dividend reinvestment plan for the 2007 final dividend
11 April 2008	Payment date for 2007 final dividend to holders of Ordinary shares
14 April 2008	Payment date for 2007 final dividend for holders of Rio Tinto plc ADRs
16 April 2008	First quarter 2008 operations review
17 April 2008	Annual general meeting for Rio Tinto plc
24 April 2008	Annual general meeting for Rio Tinto Limited
16 July 2008	Second quarter 2008 operations review
26 August 2008	Announcement of half year results for 2008
3 September 2008	Rio Tinto plc and Rio Tinto Limited shares and Rio Tinto plc ADRs quoted “ex-dividend” for 2008 interim dividend
5 September 2008	Record date for 2008 interim dividend for Rio Tinto plc shares and ADRs
9 September 2008	Record date for 2008 interim dividend for Rio Tinto Limited shares
11 September 2008	Plan notice date for election under the dividend reinvestment plan for the 2008 interim dividend
2 October 2008	Payment date for 2008 interim dividend to holders of Ordinary shares
3 October 2008	Payment date for 2008 interim dividend for holders of Rio Tinto plc ADRs
15 October 2008	Third quarter 2008 operations review
January 2009	Fourth quarter 2008 operations review
February 2009	Announcement of results for 2008

Rio Tinto 2007 Form 20-F	178

2007 Financial statements

Back to Contents

Group income statement Years ended 31 December

		2007		2006		2005
	Note	US$m		US$m		US$m

Consolidated sales revenue		29,700		22,465		19,033
Net operating costs (excluding line items shown separately)	3	(20,752)		(13,655)		(12,186)
Impairment (charges)/reversals	5	(58)		396		3
Profit on disposal of interests in businesses		2		5		322
Exploration and evaluation costs (a)	12	(321)		(237)		(250)

Operating profit		8,571		8,974		6,922
Share of profit after tax of equity accounted units	6	1,584		1,378		776

Profit before finance items and taxation		10,155		10,352		7,698
Finance items
Net exchange gains/(losses) on external net debt and intragroup balances	24	194		46		(128)
Net gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting		57		35		(51)
Interest receivable and similar income	7	134		106		82
Interest payable and similar charges	7	(538)		(160)		(173)
Amortisation of discount		(166)		(139)		(116)

		(319)		(112)		(386)

Profit before taxation		9,836		10,240		7,312
Taxation	8	(2,090)		(2,373)		(1,814)

Profit for the year		7,746		7,867		5,498

– attributable to outside equity shareholders		434		429		283
– attributable to equity shareholders of Rio Tinto (Net earnings)		7,312		7,438		5,215

Basic earnings per ordinary share	9	568.7	c	557.8	c	382.3	c
Diluted earnings per ordinary share	9	566.3	c	555.6	c	381.1	c

Dividends paid during the year (US$m)	10	1,507		2,573		1,141
Dividends per share: paid during the year
– regular dividends	10	116.0	c	81.5	c	83.5	c
– special dividend	10	–		110.0	c	–
Dividends per share: proposed in the announcement of the results for the year
– final dividends – regular	10	84.0	c	64.0	c	41.5	c
– final dividends – special	10	–		–		110.0	c

(a)	Exploration and evaluation costs are stated net of gains on disposal of undeveloped properties totalling US$253 million (2006: US$46 million; 2005: nil)

The notes on pages A-7 to A-71 form part of these accounts.

Back to Contents

Group cash flow statement Years ended 31 December

			2007	2006	2005
		Note	US$m	US$m	US$m

	Cash flow from consolidated operations (a)		10,805	9,196	7,431
	Dividends from equity accounted units		1,764	1,727	600

	Cash flow from operations		12,569	10,923	8,031
	Net interest paid		(489)	(128)	(128)
	Dividends paid to outside shareholders		(168)	(193)	(169)
	Tax paid		(3,421)	(2,799)	(1,017)

	Cash flow from operating activities		8,491	7,803	6,717

	Cash used in investing activities
	(Acquisitions) less disposals of subsidiaries, joint ventures and associates	41	(37,526)	(279)	321
	Purchase of property, plant and equipment and intangible assets		(5,000)	(3,992)	(2,590)
	Sales of financial assets		49	293	133
	Purchases of financial assets		(273)	(167)	(231)
	Other investing cash flows		8	56	110

	Cash used in investing activities		(42,742)	(4,089)	(2,257)

	Cash flow before financing activities		(34,251)	3,714	4,460

	Cash from/(used in) financing activities
	Equity dividends paid to Rio Tinto shareholders		(1,507)	(2,573)	(1,141)
	Own shares purchased from Rio Tinto shareholders		(1,624)	(2,370)	(877)
	Proceeds from issue of ordinary shares in Rio Tinto		13	31	100
	Additional borrowings		39,195	483	388
	Repayment of borrowings		(1,034)	(1,102)	(893)
	Other financing cash flows		54	142	12

	Cash from/(used in) financing activities		35,097	(5,389)	(2,411)

	Effects of exchange rates on cash and cash equivalents		(27)	30	(8)

	Net increase / (decrease) in cash and cash equivalents		819	(1,645)	2,041

	Opening cash and cash equivalents less overdrafts		722	2,367	326

	Closing cash and cash equivalents less overdrafts	21	1,541	722	2,367

(a)	Cash flow from consolidated operations
	Profit for the period		7,746	7,867	5,498
	Adjustments for:
	Taxation		2,090	2,373	1,814
	Finance items		319	112	386
	Share of profit after tax of equity accounted units		(1,584)	(1,378)	(776)
	Depreciation and amortisation		2,115	1,509	1,338
	Profit on disposal of interests in businesses		(2)	(5)	(322)
	Impairment charges/(reversals)	5	58	(396)	(3)
	Provisions	27	308	60	202
	Utilisation of provisions	27	(162)	(194)	(52)
	Utilisation of provision for post retirement benefits		(121)	(77)	(209)
	Change in inventories		130	(454)	(249)
	Change in trade and other receivables		(385)	(394)	(530)
	Change in trade and other payables		375	116	303
	Other items		(82)	57	31

			10,805	9,196	7,431

The notes on pages A-7 to A-71 form part of these accounts.

Back to Contents

Group balance sheet At 31 December

		2007	2006
	Note	US$m	US$m

Non-current assets
Goodwill	11	15,497	841
Intangible assets	12	7,910	384
Property, plant and equipment	13	45,647	22,207
Investments in equity accounted units	14	7,038	2,235
Loans to equity accounted units		245	136
Inventories	16	178	99
Trade and other receivables	17	1,862	983
Deferred tax assets	18	585	225
Tax recoverable		6	135
Other financial assets	20	580	374

		79,548	27,619
Current assets
Inventories	16	5,382	2,540
Trade and other receivables	17	6,479	2,938
Assets held for sale	19	7,024	–
Loans to equity accounted units		117	15
Tax recoverable		250	79
Other financial assets	20	946	567
Cash and cash equivalents	21	1,645	736

		21,843	6,875
Current liabilities
Bank overdrafts repayable on demand	21	(104)	(14)
Borrowings	22	(8,109)	(1,490)
Trade and other payables	25	(6,667)	(2,693)
Liabilities of disposal groups held for sale	19	(2,632)	–
Other financial liabilities	26	(878)	(193)
Tax payable		(494)	(1,024)
Provisions	27	(783)	(366)

		(19,667)	(5,780)

Net current assets		2,176	1,095

Non-current liabilities
Borrowings	22	(38,614)	(2,007)
Trade and other payables	25	(503)	(362)
Other financial liabilities	26	(496)	(233)
Tax payable		(66)	(86)
Deferred tax liabilities	18	(6,486)	(2,339)
Provision for post retirement benefits	27	(3,195)	(770)
Other provisions	27	(6,040)	(3,532)

		(55,400)	(9,329)

Net assets		26,324	19,385

Capital and reserves
Share capital
– Rio Tinto plc	28	172	172
– Rio Tinto Limited (excl. Rio Tinto plc interest)	29	1,219	1,099
Share premium account	30	1,932	1,919
Other reserves	30	2,416	641
Retained earnings	30	19,033	14,401

Equity attributable to Rio Tinto shareholders	30	24,772	18,232
Attributable to outside equity shareholders	30	1,552	1,153

Total equity		26,324	19,385

The notes on pages A-7 to A-71 form part of these accounts.

Back to Contents

Group statement of recognised income and expense (SORIE)

	Attributable		Year to 31
	to		December
	shareholders	Outside	2007
	of Rio Tinto	Interests	Total
	US$m	US$m	US$m

Currency translation adjustment	1,886	135	2,021
Cash flow hedge fair value losses	(201)	(223)	(424)
Gains on available for sale securities	49	2	51
Cash flow hedge losses transferred to the income statement	89	76	165
Gains on available for sale securities transferred to the income statement	(16)	–	(16)
Actuarial gains on post retirement benefit plans	135	6	141
Net tax recoverable recognised directly in equity	153	40	193

Net income recognised directly in equity	2,095	36	2,131
Profit after tax for the year	7,312	434	7,746

Total recognised income for the year	9,407	470	9,877

	Attributable		Year to 31
	to		December
	shareholders	Outside	2006
	of Rio Tinto	Interests	Total
	US$m	US$m	US$m

Currency translation adjustment	824	42	866
Cash flow hedge fair value losses	(178)	(200)	(378)
Gains on available for sale securities	14	5	19
Cash flow hedge losses transferred to the income statement	63	74	137
Gains on available for sale securities transferred to the income statement	(4)	–	(4)
Actuarial gains on post retirement benefit plans	338	35	373
Net tax recoverable recognised directly in equity	19	83	102

Net income recognised directly in equity	1,076	39	1,115
Profit after tax for the year	7,438	429	7,867

Total recognised income for the year	8,514	468	8,982

	Attributable		Year to 31
	to		December
	shareholders	Outside	2005
	of Rio Tinto	Interests	Total
	US$m	US$m	US$m

Currency translation adjustment	(401)	(44)	(445)
Cash flow hedge fair value losses	(116)	(26)	(142)
Gains on available for sale securities	32	5	37
Cash flow hedge losses transferred to the income statement	–	1	1
Gains on available for sale securities transferred to the income statement	(88)	–	(88)
Actuarial gains/(losses) on post retirement benefit plans	179	(1)	178
Net tax recoverable recognised directly in equity	56	1	57

Net income recognised directly in equity	(338)	(64)	(402)
Profit after tax for the year	5,215	283	5,498

Total recognised income for the year	4,877	219	5,096

The notes on pages A-7 to A-71 form part of these accounts.

Back to Contents

Reconciliation with Australian IFRS

The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union (‘EU IFRS’), which differs in certain respects from the version of IFRS that is applicable in Australia (‘Australian IFRS’).

Prior to 1 January 2004, the Group’s financial statements were prepared in accordance with UK GAAP. Under EU IFRS, goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group’s UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to EU IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders’ funds under Australian IFRS include the residue of such goodwill, which amounted to US$736 million at 31 December 2007 (2006: US$740 million).

Save for the exception described above, the Group’s financial statements drawn up in accordance with EU IFRS are consistent with the requirements of Australian IFRS.

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

Accounting standards
The financial statements have been drawn up in accordance with International Financial Reporting Standards both as adopted by the European Union (‘EU IFRS’) and as issued by the International Accounting Standards Board (‘IFRS’). The merger of economic interests of Rio Tinto plc and Rio Tinto Limited was accounted for as a merger under UK GAAP. As permitted under the rules governing the transition to EU IFRS, which are set out in IFRS 1, the Group did not restate business combinations that occurred before the transition date of 1 January 2004. As a result, the DLC merger of economic interests described above continues to be accounted for as a merger under EU IFRS.

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

Australian Corporations Act
The financial statements are drawn up in accordance with an order, under section 340 of the Australian Corporations Act 2001, issued by the Australian Securities and Investments Commission (‘ASIC’) on 27 January 2006 (as amended on 22 December 2006). The main provisions of the order are that the financial statements are:
–	to be made out in accordance with IFRS as adopted by the European Union (‘EU IFRS’); and
–	to include a reconciliation from EU IFRS to the Australian equivalents of IFRS (see page A-6).
For further details of the ASIC Class Order relief see page A-72

Back to Contents

Notes to the 2007 Financial statements

1	PRINCIPAL ACCOUNTING POLICIES

The basis of preparation and accounting policies used in preparing the financial statements for the year ended 31 December 2007 are set out below.

The financial statements are prepared in accordance with International Financial Reporting Standards both as adopted by the EU (‘EU IFRS’) and as issued by the International Accounting Standards Board (‘IFRS’). These standards are subject to Interpretations issued from time to time by the International Financial Reporting Interpretations Committee (‘IFRIC’).

Basis of preparation
The financial statements for the year ended 31 December 2007 have been prepared on the basis of all IFRSs and Interpretations adopted by the European Union that are mandatory for periods ending 31 December 2007 and in accordance with applicable United Kingdom law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 (as amended on 22 December 2006) and Article 4 of the European Union IAS regulation.

The EU IFRS financial information has been drawn up on the basis of accounting policies consistent with those applied in the financial statements for the year to 31 December 2006, except for the following:
	–	IFRS 7 ‘Financial Instruments: Disclosures’. This standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group’s financial instruments and the nature and extent of risks arising from those financial instruments. The new disclosures are primarily contained in note 33 to the financial statements. This standard does not have any impact on the classification and valuation of the Group’s financial instruments.
	–	Amendment to IAS 1 ‘Presentation of Financial Statements’. This amendment requires the Group to make new disclosures to enable users of the financial statements to evaluate the Group’s objectives, policies and processes for managing capital. The new disclosures are included within note 33.
	–	the Group has adopted weighted average cost as its method of inventory valuation. This method of inventory valuation is more widely used by companies in the mining industry. Previously, the Group valued its inventories on the basis of First In, First Out (“FIFO”). The effect of this adjustment is not material to Group earnings or to shareholders’ funds in the current or prior periods. Therefore, prior period information has not been restated.

The following interpretations and standards were adopted in 2007:
	–	IFRIC 8 ‘Scope of IFRS 2 – Share based payments’
	–	IFRIC 9 ‘Reassessment of Embedded Derivatives’
	–	IFRIC 10 ‘Interim Financial Reporting and Impairment’
	–	IAS 23 ‘(Amendment) Borrowing Costs’

The effect of the above interpretations and standards is not material to Group earnings or to shareholders’ funds in the current or prior periods. Therefore, prior period information has not been restated.

The Group has not applied the following pronouncements: those which are expected to be most relevant to the Group are IFRS 8 and IAS 27 (revised).

	–	IFRS 8 Operating Segments – mandatory for year 2009. The segmental information reported under the standard is that which the chief operating decision maker uses internally for evaluating the performance of operating segments and allocating resources to those segments.
	–	IAS 27 (revised) Consolidated and separate financial statements – mandatory for year 2009. The standard requires the effects of all increases or decreases in the ownership of subsidiaries to be recorded in equity if there is no change in control. They will therefore no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost.
	–	IFRIC 11 (IFRS 2) Group and Treasury share transactions – mandatory for year 2008.
	–	IFRIC 12 – Service concession arrangements – mandatory for year 2008.
	–	IFRIC 14 (IAS 19) The limit on a defined benefit asset, minimum funding requirements and their interaction – mandatory for year 2008.
	–	IAS 1 Presentation of financial statements (revised) – mandatory for year 2009.
	–	IFRS 3 (Amendment) Business combinations – mandatory for year 2009.
	–	IFRS 2 (Amendment) Share based payment – Vesting conditions and cancellations – mandatory for year 2009.

The Group is evaluating the impact of the above pronouncements. The effect of the revision to IAS 27 will depend on the extent of relevant future transactions. Otherwise, the above changes are not expected to be material to the Group’s earnings or to shareholders’ funds.

Certain prior year information has been reclassified to conform with the current year presentation. Exploration and evaluation costs charged against income were previously included in ‘Cash used in investing activities’ but are now included within ‘Cash flow from operating activities’. As a result, exploration and evaluation costs expensed of US$273 million have been reclassified in the comparative figures for full year 2006, within the Cash flow statement.

Judgements in applying accounting policies and key sources of estimation uncertainty
Many of the amounts included in the financial statements involve the use of judgement and/or estimation. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the financial statements. Information about such judgements and estimation is contained in the accounting policies and/or the Notes to the financial statements, and the key areas are summarised below.

Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are:
	–	Merger accounting for the 1995 merger of the economic interests of Rio Tinto plc and Rio Tinto Limited into the dual listed companies (‘DLC’) structure (page A-6).
	–	Estimation of asset lives, including those relating to newly acquired companies – note 1 (e and i).
	–	Determination of ore reserve estimates – note 1(j).
	–	Deferral of stripping costs – note 1(h).
	–	Recognition of deferred tax on mineral rights recognised in acquisitions – note 1(m).
	–	Capitalisation of exploration and evaluation costs -note 1(f).
	–	Identification of functional currencies – note 1(d).
	–	The definition of Underlying earnings – note 2.

Back to Contents

Notes to the 2007 Financial statements

1	PRINCIPAL ACCOUNTING POLICIES continued

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:
	–	Revision of provisional fair values allocated on acquisition – note 1(b) and note 41.
	–	Estimation of close down and restoration costs and the timing of expenditure – note 1(k) and note 27.
	–	Review of asset carrying values and impairment charges and reversals note 1(e) and (i), note 5 and note 11.
	–	Estimation of environmental clean up costs and the timing of expenditure – note 1(k) and note 27.
	–	Recoverability of potential deferred tax assets – note 1 (m) and note 18(d).
	–	Estimation of liabilities for post retirement costs – note 49.

(a)	Accounting convention
The financial information included in the financial statements for the year ended 31 December 2007, and for the related comparative period, has been prepared under the historical cost convention as modified by the revaluation of certain derivative contracts and financial assets and liabilities as set out in the notes below.

(b)	Basis of consolidation
The financial statements consist of the consolidation of the accounts of Rio Tinto plc and Rio Tinto Limited (together ‘the Companies’) and their respective subsidiaries (together ‘the Group’).

Subsidiaries: Subsidiaries are entities over which the Companies have the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the Companies own more than one half of the voting rights (which does not always equate to percentage ownership) unless it can be demonstrated that ownership does not constitute control. Control does not exist where joint venture partners hold veto rights over significant operating and financial decisions. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Companies and their subsidiaries after eliminating intercompany balances, transactions and unrealised gains. For partly owned subsidiaries, the net assets and net earnings attributable to outside shareholders are presented as ‘Amounts attributable to outside equity shareholders’ in the consolidated balance sheet and consolidated income statement.

Associates: An associate is an entity, that is neither a subsidiary nor a joint venture, over whose operating and financial policies the Group exercises significant influence. Significant influence is presumed to exist where the Group has between 20 per cent and 50 per cent of the voting rights, but can also arise where the Group holds less than 20 per cent if it has the power to be actively involved and influential in policy decisions affecting the entity. The Group’s share of the net assets, post tax results and reserves of associates are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the Group, which therefore includes any goodwill on acquisition, and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Group’s share of the associate’s results less any impairment of goodwill and any other changes to the associate’s net assets such as dividends.

Joint ventures: A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. In some situations, joint control exists even though the Group has an ownership interest of more than 50 per cent because of the veto rights held by joint venture partners. The Group has two types of joint ventures:

Jointly controlled entities (‘JCEs’): A JCE is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has a long term interest. JCEs are accounted for using the equity accounting method. In addition, the carrying value will include any long term debt interests that in substance form part of the Group’s net investment.

Jointly controlled assets (‘JCAs’): A JCA is a joint venture in which the venturers have joint control over the assets contributed to or acquired for the purposes of the joint venture. JCAs do not involve the establishment of a corporation, partnership or other entity. This includes situations where the participants derive benefit from the joint activity through a share of the production, rather than by receiving a share of the results of trading. The Group’s proportionate interest in the assets, liabilities, revenues, expenses and cash flows of JCAs are incorporated into the Group’s financial statements under the appropriate headings.

The Group uses the term ‘Equity accounted units’ to refer to associates and jointly controlled entities collectively.

Where necessary, adjustments are made to the results of subsidiaries, joint ventures and associates to bring their accounting policies into line with those used by the Group.

Acquisitions
On the acquisition of a subsidiary, the purchase method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the subsidiary on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalised within twelve months of the acquisition date.

The results of businesses acquired during the year are brought into the consolidated financial statements from the date on which control, joint control or significant influence commences and taken out of the financial statements from the date on which control, joint control or significant influence ceases.

Disposals
Individual non current assets or ‘disposal groups’ (ie groups of assets and liabilities) to be disposed of, by sale or otherwise in a single transaction, are classified as ‘held for sale’ if the following criteria are met:
	–	the carrying amount will be recovered principally through a sale transaction rather than through continuing use, and
	–	the disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for such sales, and
	–	the sale is highly probable.

Back to Contents

Notes to the 2007 Financial statements

1	PRINCIPAL ACCOUNTING POLICIES continued

Disposal groups held for sale are carried at the lower of their carrying amount and fair value less costs to sell and are presented separately on the face of the balance sheet with the related assets and liabilities being presented as a single asset and a single liability respectively. Comparative balance sheet information is not restated. Disposal groups acquired with a view to resale are held at fair value determined at the acquisition date and no profits or losses are recognised between acquisition date and disposal date.

For a disposal group held for sale that continues to be carried at its carrying amount, the profit on disposal, calculated as net sales proceeds less the carrying amount, is recognised in the income statement in the period during which control passes to the buyer. Where the fair value less costs to sell of a disposal group is lower than the carrying amount, the resulting charge is recognised in the income statement in the period during which the disposal group is classified as held for sale. On classification as held for sale, the assets are no longer depreciated.

If the disposal group or groups represent a separate major line of business or geographical area of operations, or are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or are subsidiaries acquired exclusively with a view to resale, they are classified as discontinued operations. The net results attributable to such discontinued operations are shown separately and comparative figures in the income and cash flow statements are restated

(c)	Sales revenue
Sales revenue comprises sales to third parties at invoiced amounts, with most sales being priced ex works, free on board (f.o.b.) or cost, insurance and freight (c.i.f.). Amounts billed to customers in respect of shipping and handling are classed as sales revenue where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognised as operating costs. If the Group is acting solely as an agent, amounts billed to customers are offset against the relevant costs. Revenue from services is recognised as services are rendered and accepted by the customer.

Sales revenue excludes any applicable sales taxes. Mining royalties are presented as an operating cost or, where they are in substance a profit based tax, within taxes. Co-product revenues are included in sales revenue .

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

These conditions are generally satisfied when title passes to the customer. In most instances sales revenue is recognised when the product is delivered to the destination specified by the customer, which is typically the vessel on which it will be shipped, the destination port or the customer’s premises.

Sales revenue is commonly subject to adjustment based on an inspection of the product by the customer. In such cases, sales revenue is initially recognised on a provisional basis using the Group’s best estimate of contained metal, and adjusted subsequently.

Certain products are ‘provisionally priced’, ie the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract.

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
The functional currency for each entity in the Group, and for jointly controlled entities and associates, is the currency of the primary economic environment in which it operates. For many entities, this is the currency of the country in which they operate. Transactions denominated in other currencies are converted to the functional currency at the exchange rate ruling at the date of the transaction unless hedge accounting applies. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates.

The US dollar is the currency in which the Group’s Financial statements are presented, as it most reliably reflects the global business performance of the Group as a whole.

On consolidation, income statement items are translated from the functional currency into US dollars at average rates of exchange Balance sheet items are translated into US dollars at year end exchange rates. Exchange differences on the translation of the net assets of entities with functional currencies other than the US dollar, and any offsetting exchange differences on net debt hedging those net assets, are recognised directly in the foreign currency translation reserve via the statement of recognised income and expense.

Exchange gains and losses which arise on balances between Group entities are taken to the foreign currency translation reserve where the intra group balance is, in substance, part of the Group’s net investment in the entity.

The balance of the foreign currency translation reserve relating to an operation that is disposed of is transferred to the income statement at the time of the disposal.

Back to Contents

Notes to the 2007 Financial statements

1	PRINCIPAL ACCOUNTING POLICIES continued

The Group finances its operations primarily in US dollars but part of the Group’s US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Except as noted above, exchange gains and losses relating to such US dollar debt are charged or credited to the Group’s income statement in the year in which they arise. This means that the impact of financing in US dollars on the Group’s income statement is dependent on the functional currency of the particular subsidiary where the debt is located.

Except as noted above, or in note (p) below relating to derivative contracts, all exchange differences are charged or credited to the income statement in the year in which they arise.

(e)	Goodwill and intangible assets (excluding exploration and evaluation expenditure)
Goodwill represents the difference between the cost of acquisition and the fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is initially determined based on provisional fair values. Fair values are finalised within 12 months of the acquisition date. Goodwill on acquisition of subsidiaries is separately disclosed and goodwill on acquisitions of associates and JCEs is included within investments in equity accounted units. For non wholly owned subsidiaries, minority interests are initially recorded based on the minorities’ proportion of the fair values for the assets and liabilities recognised at acquisition.

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

Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if the asset is separable or arises from contractual or legal rights, and the fair value can be measured reliably on initial recognition.

Purchased intangible assets are initially recorded at cost and finite life intangible assets are amortised over their useful economic lives on a straight line or units of production basis, as appropriate. Intangible assets having indefinite lives and intangible assets that are not yet ready for use are not amortised and are reviewed annually for impairment.

Intangible assets are considered to have indefinite lives when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate cash flows for the Group. The factors considered in making this determination include the existence of contractual rights for unlimited terms; or evidence that renewal of the contractual rights without significant incremental cost can be expected for indefinite periods into the future in view of the Group’s future investment intentions. The life cycles of the products and processes that depend on the asset are also considered.

Amortisation is calculated on a straight line basis. The following useful lives have been determined for the classes of intangible assets.

Internally generated intangible assets and computer software: 2 to 5 years.
Other intangible assets: 2 to 20 years.
Trademarks: 14 to 20 years.
Patented and non patented technology: 10 to 20 years.
Power contracts: 2 to 39 years.
Other purchase and customer contracts: 5 to 15 years.

(f)	Exploration and evaluation
Exploration and evaluation expenditure comprises costs that are directly attributable to:
– researching and analysing existing exploration data;
– conducting geological studies, exploratory drilling and sampling;
– examining and testing extraction and treatment methods; and/or
– compiling prefeasibility and feasibility studies.

Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.

Expenditure on exploration activity is not capitalised.

Capitalisation of evaluation expenditure commences when there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Group.

Such capitalised evaluation expenditure is reviewed for impairment at each balance sheet date. In the case of undeveloped properties, there may be only inferred resources to form a basis for the impairment review. The carrying values of these assets are reviewed twice per annum by management and the results of these reviews are reported to the Audit committee. The review is based on a status report regarding the Group’s intentions for development of the undeveloped property. In some cases, the undeveloped properties are regarded as successors to ore bodies currently in production. It is intended that these will be developed and go into production when the current source of ore is exhausted.

Subsequent recovery of the resulting carrying value depends on successful development of the area of interest or sale of the project. If a project does not prove viable, all irrecoverable costs associated with the project net of any related impairment provisions are written off.

Back to Contents

Notes to the 2007 Financial statements

1	PRINCIPAL ACCOUNTING POLICIES continued

(g)	Property, plant and equipment
The cost of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. Once a mining project has been established as commercially viable, expenditure other than that on land, buildings, plant and equipment is capitalised under ‘Mining properties and leases’ together with any amount transferred from ‘Exploration and evaluation’.

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. During the development of a mine (or pit), before production commences, stripping costs are capitalised as part of the investment in construction of the mine.

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

Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. If, however, the pits are highly integrated for the purpose of mine planning, the second and subsequent pits are regarded as extensions of the first pit in accounting for stripping costs. In such cases, the initial stripping (ie overburden and other waste removal) of the second and subsequent pits is considered to be production phase stripping relating to the combined operation.

The Group’s determination of whether multiple pit mines are considered separate or integrated operations depends on each mine’s specific circumstances. The following factors would point towards the stripping costs for the individual pits being accounted for separately.

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

The Group defers stripping costs incurred subsequently, during the production stage of its operations, for those operations where this is the most appropriate basis for matching the costs against the related economic benefits and the effect is material. This is generally the case where there are fluctuations in stripping costs over the life of the mine (or pit), and the effect is material. The amount of stripping costs deferred is based on the ratio (‘Ratio’) obtained by dividing the tonnage of waste mined either by the quantity of ore mined or by the quantity of minerals contained in the ore. Stripping costs incurred in the period are deferred to the extent that the current period Ratio exceeds the life of mine (or pit) Ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the current period Ratio falls short of the life of mine (or pit) Ratio. The life of mine (or pit) Ratio is based on proved and probable reserves of the mine (or pit).

The life of mine (or pit) waste-to-ore ratio is a function of the pit design(s) and therefore changes to that design will generally result in changes to the Ratio. Changes in other technical or economic parameters that impact on reserves will also have an impact on the life of mine (or pit) Ratio even if they do not affect the pit design(s). Changes to the life of mine (or pit) Ratio are accounted for prospectively.

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

If the Group were to expense production stage stripping costs as incurred, there would be greater volatility in the year to year results from operations and excess stripping costs would be expensed at an earlier stage of a mine’s operation.

Deferred stripping costs are included in ‘Mining properties and leases’ within property, plant and equipment or in investments in equity accounted units, as appropriate. These form part of the total investment in the relevant cash generating unit, which is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in net operating costs or in the Group’s share of the results of its equity accounted units, as appropriate.

Back to Contents

Notes to the 2007 Financial statements

1	PRINCIPAL ACCOUNTING POLICIES continued

(i)	Depreciation and impairment

Depreciation of non current assets
Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine if shorter. The major categories of property, plant and equipment are depreciated on a units of production and/or straight-line basis as follows:

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

Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis as follows:

Buildings	5 to 50 years.
Plant and equipment	3 to 35 years.
Power assets	25 to 100 years.
Land	Not depreciated.

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

Impairment of non current assets
Property, plant and equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. In addition, an impairment loss is recognised for any excess of carrying amount over the fair value less costs to sell of a non-current asset or disposal group held for sale.

When a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’. Where there is no binding sale agreement or active market, fair value less costs to sell is based on the best information available to reflect the amount the Group could receive for the cash generating unit in an arm’s length transaction. The estimates used for impairment reviews are based on detailed mine plans and operating plans, modified as appropriate to meet the requirements of IAS 36 ‘Impairment of Assets’. Future cash flows are based on estimates of:
–	the quantities of the reserves and mineral resources for which there is a high degree of confidence of economic extraction;
–	future production levels;
–	future commodity prices (assuming the current market prices will revert to the Group’s assessment of the long term average price, generally over a period of three to five years); and
–	future cash costs of production, capital expenditure, close down, restoration and environmental clean up.

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

Cost levels incorporated in the cash flow forecasts are based on the current long term mine plan for the cash generating unit. For impairment reviews, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36. IAS 36 includes a number of restrictions on the future cash flows that can be recognised in value in use assessments in respect of future restructurings and improvement related capital expenditure.

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

When calculating ‘value in use’, IAS 36 requires that calculations should be based on exchange rates current at the time of the assessment.

Back to Contents

Notes to the 2007 Financial statements

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

(k)	Provisions for close down and restoration and for environmental clean up costs
Close down and restoration costs include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure plan. The cost estimates are updated annually during the life of the operation to reflect known developments, eg revisions to cost estimates and to the estimated lives of operations, and are subject to formal review at regular intervals.

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
Inventories are valued at the lower of cost and net realisable value, primarily on a weighted average cost basis. Average costs are calculated by reference to the cost levels experienced in the current month together with those in opening inventory. Cost for raw materials and stores is purchase price and for partly processed and saleable products is generally the cost of production. For this purpose the costs of production include:
	–	labour costs, materials and contractor expenses which are directly attributable to the extraction and processing of ore;
	–	the depreciation of mining properties and leases and of property, plant and equipment used in the extraction and processing of ore; and
	–	production overheads.

Stockpiles represent ore that has been extracted and is available for further processing. If there is significant uncertainty as to when the stockpiled ore will be processed it is expensed as incurred. Where the future processing of this ore can be predicted with confidence, eg because it exceeds the mine’s cut off grade, it is valued at the lower of cost and net realisable value. If the ore will not be processed within the 12 months after the balance sheet date it is included within non current assets. Work in progress inventory includes ore stockpiles and other partly processed material. Quantities are assessed primarily through surveys and assays.

Back to Contents

Notes to the 2007 Financial statements

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

Temporary differences are the difference between the carrying value of an asset or liability and its tax base. Full provision is made for deferred taxation on all temporary differences existing at the balance sheet date with certain limited exceptions. The main exceptions to this principle are as follows:
	–	tax payable on the future remittance of the past earnings of subsidiaries, associates and jointly controlled entities is provided for except where Rio Tinto is able to control the remittance of profits and it is probable that there will be no remittance in the foreseeable future;
	–	deferred tax is not provided on the initial recognition of an asset or liability in a transaction that does not affect accounting profit or taxable profit and is not a business combination, such as on the recognition of a provision for close down and restoration costs and the related asset or on the recognition of new finance leases. Furthermore, with the exception of the unwind of discount, deferred tax is not recognised on subsequent changes in the carrying value of such assets and liabilities, for example where the related assets are depreciated or finance leases are repaid; and
	–	deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered. Recoverability is assessed having regard to the reasons why the deferred tax asset has arisen and projected future taxable profits for the relevant entity (or group of entities).

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
For defined benefit post employment plans, the difference between the fair value of the plan assets (if any) and the present value of the plan liabilities is recognised as an asset or liability on the balance sheet. Any asset recognised is restricted, if appropriate, to the present value of any amounts the Group expects to recover by way of refunds from the plan or reductions in future contributions. Actuarial gains and losses arising in the year are taken to the statement of recognised income and expense. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred.

Other movements in the net surplus or deficit are recognised in the income statement, including the current service cost, any past service cost and the effect of any curtailment or settlements. The interest cost less the expected return on assets is also charged to the income statement. The amount charged to the income statement in respect of these plans is included within operating costs or in the Group’s share of the results of equity accounted units as appropriate.

The most significant assumptions used in accounting for pension plans are the long term rate of return on plan assets, the discount rate and the mortality assumptions. The long term rate of return on plan assets is used to calculate interest income on pension assets, which is credited to the Group’s income statement. The discount rate is used to determine the net present value of future liabilities. Each year, the unwinding of the discount on those liabilities is charged to the Group’s income statement as the interest cost. The mortality assumption is used to project the future stream of benefit payments, which is then discounted to arrive at a net present value of liabilities.

The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries.

The Group’s contributions to defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

(o)	Cash and cash equivalents
Cash and cash equivalents are carried in the balance sheet at amortised cost. For the purposes of the balance sheet, cash and cash equivalents comprise cash on hand, deposits held on call with banks and short term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For the purposes of the cash flow statement, cash and cash equivalents are net of bank overdrafts that are repayable on demand.

Back to Contents

Notes to the 2007 Financial statements

1	PRINCIPAL ACCOUNTING POLICIES continued

(p)	Financial instruments

(i) Financial assets
The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available-for-sale and held to maturity investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss
Derivatives are included in this category unless they are designated as hedges. Assets in this category are classified as current assets. Generally, the Group does not acquire financial assets for the purpose of selling in the short term.

Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement.

(b) Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non current assets based on their maturity date. Loans and receivables are classified as either ‘trade and other receivables’ or ‘other financial assets’ in the balance sheet. Loans and receivables are carried at amortised cost less any impairment.

(c) Available-for-sale financial assets
Available-for-sale financial assets are non derivatives that are either designated as available for sale or not classified in any of the other categories. They are included in non-current assets unless the Group intends to dispose of the investment within 12 months of the balance sheet date.

Changes in the fair value of financial assets denominated in a currency other than the functional currency of the holder and classified as available-for-sale are analysed between translation differences and other changes in the carrying amount of the security. Exchange differences on retranslation of the cost of the security and any impairment charges are recognised in profit or loss, while other changes in fair value are recognised in equity.

When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognised in equity are included in the income statement within ‘net operating costs’.

Dividends on available-for-sale equity instruments are also recognised in the income statement within ‘interest receivable and similar income’ when the Group’s right to receive payments is established.

Financial assets not carried at fair value through profit and loss are initially recognised on the transaction date at fair value plus transaction costs.

Financial assets are derecognised when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred.

(ii) Financial liabilities

Borrowings and other financial liabilities are recognised initially at fair value, net of transaction costs incurred and are subsequently stated at amortised initial book value. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognised in the income statement over the period to maturity using the effective interest method.

(iii) Derivative financial instruments and hedge accounting

The Group’s policy with regard to ‘Financial risk management’ is set out in note 33. When the Group enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions.

Commodity based contracts that meet the definition of a derivative in IAS 39 but are entered into in accordance with the Group’s expected purchase or sales requirements are recognised in earnings as described in note 1(c) Sales revenue above.

All other derivatives are initially recognised at their fair value on the date the derivative contract is entered into and are subsequently remeasured subject to IAS 39 at their fair value at each balance sheet date. The method of recognising the resulting gain or loss depends on whether or not the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either hedges of the fair value of recognised assets or liabilities or of firm commitments (fair value hedges) or hedges of highly probable forecast transactions (cash flow hedges).

	–	Fair value hedges: Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk. Where derivatives are held with different counterparties to the underlying asset or liability or firm commitment, the fair values of the derivative assets and liabilities are shown separately in the balance sheet as there is no legal right of offset. The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognised in the income statement within ‘interest payable and similar charges’.

	–	Cash flow hedges: The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within ‘net operating costs’. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss, for example when the forecast sale that is being hedged takes place. The realised gain or loss relating to the effective portion of forward foreign exchange or commodity contracts hedging sales is recognised in the income statement within ‘sales revenue’. When the forecast transaction that is being hedged results in the recognition of a non financial asset the gains and losses previously deferred in equity are transferred from equity and adjust the cost of the asset. The gains and losses are recognised subsequently in the income statement within ‘net operating costs’ when the non financial asset is amortised.

Back to Contents

Notes to the 2007 Financial statements

1		PRINCIPAL ACCOUNTING POLICIES continued

(iii) Derivative financial instruments and hedge accounting continued

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, although the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the instrument which is held in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

	–	Derivatives that do not qualify for hedge accounting: Any derivative contracts that do not qualify for hedge accounting, are marked to market at the balance sheet date. In respect of currency swaps, the gain or loss on the swap and the gain or loss on the financial asset or liability against which the swap forms an economic hedge are shown in separate lines in the income statement within the line ‘net gains on currency and interest rate derivatives not qualifying for hedge accounting’. In respect of other derivatives, the mark to market may give rise to charges or credits to the income statement in periods before the transaction against which the derivative is held as an economic hedge is recognised. These charges or credits would be recognised in the line ‘net gains on currency and interest rate derivatives not qualifying for hedge accounting’ if they relate to currency or interest rate swaps or in ‘net operating costs’ if they relate to commodity derivatives.

	–	Embedded derivatives: Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. In some cases, the embedded derivatives may be designated as hedges and will be accounted for as described above.

(iv) Fair value

Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties. Where relevant market prices are available, these have been used to determine fair values. In other cases, fair values have been calculated using quotations from independent financial institutions, or by using valuation techniques consistent with general market practice applicable to the instrument.

	(i)	The fair values of cash, short term borrowings and loans to joint ventures and associates approximate to their carrying values, as a result of their short maturity or because they carry floating rates of interest.

	(ii)	The fair values of medium and long term borrowings is calculated as the present value of the estimated future cash flows using an appropriate market based yield curve. The carrying value of the borrowings is amortised cost.

	(iii)	Derivative financial assets and liabilities are carried at fair value based on published price quotations for the period for which a liquid active market exists. Beyond this period, Rio Tinto’s own assumptions are used.

The fair values of the various derivative instruments used for hedging purposes are disclosed in note 34. Movements on the hedging reserve within shareholders’ equity are shown in note 30. The full fair value of a derivative that qualifies for hedge accounting is classified as a non current asset or liability if the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability, if the remaining maturity of the hedged item is less than 12 months.

(v) Trade receivables
Trade receivables are recognised initially at fair value and are subsequently reduced by any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, default in payment or a significant deterioration in credit worthiness. Any impairment is recognised in the income statement within ‘net operating costs’. When a trade receivable is uncollectable, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against ‘net operating costs’ in the income statement.

(vi) Trade payables
Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(q)		Share based payments
The fair value of cash-settled share plans is recognised as a liability over the vesting period of the awards. Movements in that liability between accounting dates are recognised as an expense. The grant date fair value of the awards is taken to be the market value of the shares at the date of award reduced by a factor for anticipated relative Total Shareholder Return (‘TSR’) performance. Fair values are subsequently remeasured at each accounting date to reflect the number of awards expected to vest based on the current and anticipated TSR performance. If any awards are ultimately settled in shares, the liability is transferred direct to equity as part of the consideration for the equity instruments issued.

The Group’s equity-settled share plans are settled either by the issue of shares by the relevant parent company, by the purchase of shares on market or by the use of shares previously acquired as part of a share buyback. The fair value of the share plans is recognised as an expense over the expected vesting period with a corresponding entry to retained earnings for Rio Tinto plc plans and to other reserves for Rio Tinto Limited plans. If the cost of shares acquired to satisfy the plans exceeds the expense charged, the excess is taken to the appropriate reserve. The fair value of the share plans is determined at the date of grant, taking into account any market based vesting conditions attached to the award (eg Total Shareholder Return). The Group uses fair values provided by independent actuaries calculated using a lattice based option valuation model.

Non market based vesting conditions (eg earnings per share targets) are taken into account in estimating the number of awards likely to vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date, at which point the estimate is adjusted to reflect the actual awards issued. No adjustment is made after the vesting date even if the awards are forfeited or not exercised.

Further information about the treatment of individual share based payment plans is provided in note 48.

Back to Contents

Notes to the 2007 Financial statements

2	RECONCILIATION OF NET EARNINGS TO UNDERLYING EARNINGS

			Outside	Net	Net	Net
	Pre-tax	Taxation	interests	amount	amount	amount
	2007	2007	2007	2007	2006	2005
Exclusions from Underlying earnings	US$m	US$m	US$m	US$m	US$m	US$m

Profits less losses on disposal of interests in businesses (a)	2	(1)	–	1	3	311
Impairment (charges)/reversals (b) (note 5)	(58)	18	(73)	(113)	44	4
Exchange differences and gains/(losses) on derivatives:
– Exchange gains/(losses) on US dollar net debt and intragroup balances (c)	201	(37)	(8)	156	(14)	(99)
– Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting (d), (e)	52	(19)	1	34	30	(40)
Other exclusions (f)	(308)	99	–	(209)	37	84

Total excluded from Underlying earnings	(111)	60	(80)	(131)	100	260

Net earnings	9,836	(2,090)	(434)	7,312	7,438	5,215

Underlying earnings	9,947	(2,150)	(354)	7,443	7,338	4,955

‘Underlying earnings’ is an alternative measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (f) below are excluded from Net earnings in arriving at Underlying earnings.

(a)	Gains and losses arising on the disposal of interests in businesses. (Additional information on these disposals is included in note 41.)

(b)	Charges and credits relating to impairment of non-current assets other than undeveloped properties.

(c)	Exchange gains and losses on US dollar net debt and intragroup balances. This includes amounts relating to equity accounted units.

(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.

(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(f)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

Other charges excluded from Underlying earnings, in 2007, primarily resulted from the acquisition of Alcan. These include the non recurring impact of US$213 million on pre-tax profit of revaluing inventories on acquisition based on selling price, together with integration costs.

3	NET OPERATING COSTS

			2007	2006	2005
		Note	US$m	US$m	US$m

	Raw materials and consumables		6,096	3,207	2,860
	Amortisation of intangible assets	12	114	27	19
	Depreciation of property, plant & equipment	13	2,001	1,482	1,319
	Employment costs	4	3,827	2,459	2,162
	Repairs and maintenance		1,393	1,257	985
	Shipping costs		1,874	1,149	1,141
	Other freight costs		509	333	283
	Decrease / (Increase) in inventories		110	(139)	(79)
	Royalties		1,093	1,004	822
	Amounts charged by jointly controlled entities mainly for toll processing		1,362	1,196	1,128
	Other external costs		2,346	1,936	1,649
	Provisions	27	308	60	202
	Research and development		69	15	20
	Costs included above qualifying for capitalisation		(78)	(69)	(83)
	Other operating income		(272)	(262)	(242)

	Net operating costs (excluding items shown separately)		20,752	13,655	12,186

(a)	Total net operating costs includes the impact of Alcan from the period 24 October 2007 to 31 December 2007 totalling US$3,691 million.

(b)	Information on auditors’ remuneration is included in note 44.

Back to Contents

Notes to the 2007 Financial statements

4	EMPLOYMENT COSTS

			2007	2006	2005
		Note	US$m	US$m	US$m

	Employment costs
	– Wages and salaries		3,618	2,337	2,093
	– Social security costs		106	83	84
	– Net post retirement cost (a)	49	240	189	167
	– Share option costs (b)	48	220	32	48

			4,184	2,641	2,392
	Less: charged within provisions		(357)	(182)	(230)

		3	3,827	2,459	2,162

(a)	Post retirement costs include the aggregate service and interest cost of providing post retirement benefits under defined benefit plans, net of the related expected return on plan assets. Additional detail of the amount charged to the income statement in respect of post retirement plans, and the treatment of actuarial gains and losses, is shown in note 49.

(b)	Further details of the Group’s share options and other share based payment plans are given in note 48.

(c)	Employment costs includes the impact of Alcan for the period 24 October 2007 to 31 December 2007, amounting to US$635 million.

5	IMPAIRMENT (CHARGES) / REVERSALS

				Outside	Net	Net	Net
		Pre-tax	Taxation	interests	amount	amount	amount
		2007	2007	2007	2007	2006	2005
	Cash generating unit	US$m	US$m	US$m	US$m	US$m	US$m

	Argyle Diamonds (a)	(466)	138	–	(328)	(289)	–
	Palabora (b)	272	(99)	(73)	100	(2)	–
	Tarong coal mine (c)	166	(32)	–	134	(152)	–
	Kennecott Utah Copper (KUC) (d)	–	–	–	–	381	–
	Iron Ore Company of Canada (IOC) (e)	–	–	–	–	111	–
	Other	(30)	11	–	(19)	(5)	4

		(58)	18	(73)	(113)	44	4

(a)	The impairment of Argyle in 2006 followed adverse changes in assumptions about future prices, capital and operating costs. The value in use was assessed by reference to cash flows forecast in real terms and discounted at a pre-tax rate of 8 per cent. The 2006 impairment provision included goodwill of US$223 million.

Further deterioration in value during the first half of 2007, relating mainly to large increases in the estimated capital cost of Argyle’s underground project, triggered another assessment of its recoverable amount. Impairment of property, plant and equipment was assessed by reference to fair value less costs to sell. The determination of fair value less costs to sell was based on the estimated amount that would be obtained from sale in an arm’s length transaction between knowledgeable and willing parties. This estimate was derived from discounting projections of cash flows, using valuation assumptions that a buyer might be expected to apply. The US dollar amount of the impairment is US$14 million higher than reported at the half year as a result of retranslation from Australian dollars at the average exchange rate for the full year.

(b)	An increase in the Group’s long term copper price assumption triggered an assessment of the recoverable amount of Palabora. The value in use was based on cash flows forecast in real terms and discounted at a pre-tax rate of 12 per cent. This led to a full reversal of the remainder of the impairment provision recognised in 2004.

(c)	During 2006, a continuation of operating losses triggered an assessment of the recoverable amount of Tarong, one of the Group’s coal mines in Australia. The value in use was based on cash flows forecast in real terms and discounted at a pre-tax rate of 8 per cent. During 2007, the sale of Tarong was announced for an amount that led to full reversal of the remainder of the provision recognised in the previous year.

(d)	In 2006, an increase in the Group’s long term copper price assumption triggered an assessment of the recoverable amount of KUC. The value in use was based on cash flows forecast in real terms and discounted at a pre-tax rate of 8 per cent. This led to a full reversal of the remainder of the impairment provision recognised in 2002.

(e)	In 2006, an increase in the Group’s long term iron ore price assumption triggered an assessment of the recoverable amount of IOC. The value in use was based on cash flows forecast in real terms and discounted at a pre-tax rate of 8 per cent. This led to a full reversal of the impairment provision recognised in 2002, which had aligned the carrying value with the value negotiated between shareholders during that year as part of a financial restructuring exercise.

Back to Contents

Notes to the 2007 Financial statements

6	SHARE OF PROFIT AFTER TAX OF EQUITY ACCOUNTED UNITS
		2007	2006	2005
		US$m	US$m	US$m

	Sales revenue (a)	3,818	2,975	1,709
	Operating costs	(1,261)	(771)	(504)

	Profit before finance items and taxation	2,557	2,204	1,205

	Exchange gains/(losses) on external net debt	7	3	(17)
	Losses on currency and interest rate derivatives not qualifying for hedge accounting	(5)	–	–
	Net interest payable	(49)	(45)	(40)
	Amortisation of discount	(9)	(14)	(11)

	Profit before taxation	2,501	2,148	1,137

	Taxation	(917)	(770)	(361)

	Profit for the year (Rio Tinto share)	1,584	1,378	776

(a)	The sales revenue of equity accounted units excludes charges by jointly controlled entities to Rio Tinto Group subsidiaries.

7	INTEREST RECEIVABLE AND PAYABLE
			2007	2006	2005
		Note	US$m	US$m	US$m

	Interest receivable and similar income from:
	– Equity accounted units		28	27	19
	– Other investments (a)		101	69	55

			129	96	74
	Other interest receivable		5	10	8

	Total interest receivable and similar income		134	106	82

	Interest payable and similar charges (b)		(660)	(220)	(201)
	Amounts capitalised	13	122	60	28

	Total interest payable and similar charges		(538)	(160)	(173)

(a)	Interest income from other investments comprises US$80 million (2006: US$58 million; 2005: US$34 million) of interest income from bank deposits and US$21 million (2006: US$11 million; 2005: US$21 million) from other financial assets.

(b)	Interest payable and similar charges comprises US$685 million (2006: US$175 million; 2005: US$196 million) of interest on bank loans and other borrowings and US$25 million gain (2006: US$45 million loss; 2005: US$5 million loss) from interest rate swaps.

8	TAX ON PROFIT

			2007	2006	2005
		Note	US$m	US$m	US$m

	UK taxation
	Corporation tax at 30%
	– Current tax charge		98	86	137
	– Deduct: relief for overseas taxes		(98)	(72)	(134)
	– Deferred tax (credit)/charge		(150)	27	(22)

			(150)	41	(19)

	Australian taxation
	Corporation tax at 30%
	– Current tax charge		1,396	1,517	1,026
	– Deferred tax (credit)/charge		(18)	(97)	30

			1,378	1,420	1,056

	Other countries taxation
	– Current tax charge		897	896	684
	– Deferred tax (credit)/charge		(35)	16	93

			862	912	777

	Total taxation charge
	– Current taxation charge		2,293	2,427	1,713
	– Deferred taxation (credit)/charge	8	(203)	(54)	101

			2,090	2,373	1,814

Back to Contents

Notes to the 2007 Financial statements

8	TAX ON PROFIT continued

		2007	2006	2005
		US$m	US$m	US$m

	Prima facie tax reconciliation
	Profit before taxation	9,836	10,240	7,312
	Deduct: share of profit after tax of equity accounted units	(1,584)	(1,378)	(776)

	Parent companies’ and subsidiaries’ profit before tax	8,252	8,862	6,536
	Prima facie tax payable at UK and Australian rate of 30%	2,476	2,659	1,961
	Impact of items excluded in arriving at Underlying earnings (c)	(28)	201	(102)

	Other permanent differences
	Additional recognition of deferred tax assets (a)	–	(335)	–
	Utilisation of previously unrecognised deferred tax assets	–	(140)	(83)
	Adjustments to deferred tax liabilities following changes in tax rates (b)	(392)	(46)	–
	Other tax rates applicable outside the UK and Australia	271	242	214
	Resource depletion and other depreciation allowances	(173)	(187)	(164)
	Research, development and other investment allowances	(81)	(21)	(21)
	Other	17	–	9

	Total taxation charge	2,090	2,373	1,814

(a)	The “Additional recognition of deferred tax assets” of US$335 million in 2006 reflected improved prospects for future earnings from the Group’s US operations.

(b)	The “Adjustments to deferred tax liabilities following changes in tax rates”, totalling US$392 million (2006: US$46 million; 2005: nil), result largely from a reduction in Canadian tax rates.

(c)	An analysis of the impact on the tax reconciliation of items excluded in arriving at Underlying earnings is given below:

	2007	2006	2005
	US$m	US$m	US$m

Impairment (charges)/reversals	(1)	157	(1)
Disposal of interests in businesses	–	–	(86)
Exchange gains/(losses) on external debt, intragroup balances and derivatives not designated as hedges	(19)	55	11
Other exclusions	(8)	(11)	(26)

	(28)	201	(102)

(d)	This tax reconciliation relates to the parent companies, subsidiaries and proportionally consolidated units. The Group’s share of profit of equity accounted units is net of tax charges of US$917 million (2006: US$770 million; 2005: US$361 million).

9	EARNINGS PER ORDINARY SHARE
		2007	2006	2005

	Weighted average number of ordinary shares in issue (millions) (b)	1,285.8	1,333.4	1,364.1
	Effect of dilutive securities (share options)	5.5	5.4	4.4

	Diluted weighted average number of ordinary shares in issue (millions) (c)	1,291.3	1,338.8	1,368.5

	Net earnings (US$ millions)	7,312	7,438	5,215
	Basic earnings per share attributable to ordinary shareholders of Rio Tinto (US cents)	568.7c	557.8c	382.3c
	Diluted earnings per share attributable to ordinary shareholders of Rio Tinto (US cents) (c)	566.3c	555.6c	381.1c

	Underlying earnings (US$ millions)	7,443	7,338	4,955
	Basic Underlying earnings per share attributable to ordinary shareholders of Rio Tinto (US cents)	578.9c	550.3c	363.2c
	Diluted Underlying earnings per share attributable to ordinary shareholders of Rio Tinto (US cents) (c)	576.4c	548.1c	362.1c

(a)	Underlying earnings per share is calculated from underlying earnings, detailed information on which is given in note 2.

(b)	The weighted average number of shares is calculated as the average number of Rio Tinto plc shares outstanding not held as treasury shares 1,000.1 million (2006: 1,047.7 million) plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc of 285.7 million (2006: 285.7 million).

(c)	For the purposes of calculating diluted earnings per share, the effect of dilutive securities is added to the weighted average number of shares described in (b) above. This effect is calculated under the treasury stock method.

Back to Contents

Notes to the 2007 Financial statements

10	DIVIDENDS
		2007	2006	2005
		US$m	US$m	US$m

	Rio Tinto plc previous year Final dividend paid (b)	646	442	481
	Rio Tinto plc previous year Special dividend paid (b)	–	1,171	–
	Rio Tinto plc Interim dividend paid (b)	518	417	412
	Rio Tinto Limited previous year Final dividend paid (b)	198	118	140
	Rio Tinto Limited previous year Special dividend paid (b)	–	312	–
	Rio Tinto Limited Interim dividend paid (b)	145	113	110

	Dividends paid during the year	1,507	2,573	1,143

		Dividends	Dividends	Dividends
		per share	per share	per share
		2007	2006	2005

	Rio Tinto plc previous year Final and Special (pence) (b)	32.63p	85.24p	23.94p
	Rio Tinto plc Interim (pence) (b)	25.59p	21.42p	21.75p
	Rio Tinto Limited previous year Final and Special – fully franked at 30% (Australian cents) (b)	82.84c	200.28c	58.29c
	Rio Tinto Limited Interim – fully franked at 30% (Australian cents) (b)	60.69c	52.48c	50.56c

		Number	Number	Number
		of shares	of shares	of shares
		2007	2006	2005
		(millions)	(millions)	(millions)

	Rio Tinto plc previous year Final and Special (b)	1,007.3	1,063.9	1,068.0
	Rio Tinto plc Interim (b)	996.7	1,042.7	1,069.3
	Rio Tinto Limited previous year Final and Special – fully franked at 30% (b)	285.7	285.7	311.9
	Rio Tinto Limited Interim – fully franked at 30% (b)	285.7	285.7	285.4

(a)	The dividends paid in 2007 are based on the following US cents per share amounts: 2006 final – 64.0 cents, 2007 interim – 52.0 cents (2006 dividends paid: 2005 final – 41.5 cents, 2006 special – 110 cents, 2006 interim – 40.0 cents; 2005 dividends paid: 2004 final – 45.0 cents, 2005 interim – 38.5 cents).

(b)	The number of shares on which the Rio Tinto Limited dividends are based excludes those shares held by Rio Tinto plc, in order that the dividends shown represent those paid to public shareholders. The number of shares on which Rio Tinto plc dividends are based excludes those held as treasury shares.

(c)	In addition, the directors of Rio Tinto announced a final dividend of 84 US cents per share on 13 February 2008. This is expected to result in payments of US$1.1 billion (Rio Tinto plc: US$0.8 billion, Rio Tinto Limited US$0.3 billion). The dividends will be paid on 11 April 2008 to Rio Tinto plc shareholders on the register at the close of business on 22 February 2008 and to Rio Tinto Limited shareholders on the register at the close of business on 26 February 2008.

(d)	The proposed Rio Tinto Limited dividends will be franked out of existing franking credits or out of franking credits arising from the payment of income tax during 2008.

(e)	The approximate amount of the Rio Tinto Limited consolidated tax group’s retained profits and reserves that could be distributed as dividends and franked out of credits, that arose from net payments of income tax in respect of periods up to 31 December 200 7 (after deducting franking credits expected to be utilised on the 2007 final dividend declared), is US$7,759 million.

Back to Contents

Notes to the 2007 Financial statements

11	GOODWILL
	2007	2006
	US$m	US$m

Net book value
At 1 January	841	1,020
Adjustment on currency translation	114	49
Additions	14,542	–
Disposals	–	(5)
Impairment charges	–	(223)

At 31 December	15,497	841

– cost	15,758	1,077
– accumulated impairment	(261)	(236)

At 1 January

– cost		1,034
– accumulated impairment		(14)

Impairment Tests for Goodwill
Goodwill, including that related to equity accounted units, is reviewed annually for impairment. The amounts as at 31 December 2007 disclosed above include goodwill of US$14,533 million (2006: nil) relating to the 2007 acquisition of Alcan Inc., goodwill relating to Australian Iron Ore of US$437 million (2006: US$394 million) and goodwill of US$231 million (2006: US$231 million) relating to Rio Tinto Energy America (RTEA). Australian Iron Ore comprises the business units located in the Pilbara region of Western Australia that mine iron ore, namely Robe River and Hamersley Iron.

The Group acquired Alcan Inc. on 23 October 2007. The recoverable amount of its provisionally determined goodwill has been assessed by reference to fair value less cost to sell, as determined from the observable purchase price paid by the Group. The allocation of the cost of the acquisition was based on the advice of expert valuers. This allocation was determined over the months following the acquisition, and no diminution in its value is considered to have occurred since the date of acquisition. The allocation of the goodwill to cash generating units, will be completed within one year of the acquisition.

The recoverable amount of the goodwill relating to Australian Iron Ore has been assessed by reference to value in use. Valuations are based on cash flow projections that incorporate best estimates of selling prices, ore grades, production rates, future capital expenditure and production costs over the life of each mine. In line with normal practice in the mining industry, the cash flow projections are based on long term mine plans covering the expected life of each operation. Therefore, the projections generally cover periods well in excess of five years.

Assumptions about selling prices, operating costs, exchange rates, and discount rates are particularly important in these valuations.

Future selling prices and operating costs have been estimated in line with the policy in note 1(i). Long term average selling prices are forecast taking account of estimates of the costs of producers of each commodity. Forecasts of operating costs are based on detailed mine plans which take account of all relevant characteristics of the ore body.

Discount rates represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Group’s weighted average cost of capital is used as a start point for determining the discount rate with appropriate adjustments for the risk profile of the individual cash generating unit. Goodwill relating to Australian Iron Ore has been reviewed applying a discount rate of 6.5 per cent to the post-tax cash flows expressed in real terms.

The recoverable amount of the goodwill at RTEA has been assessed by reference to fair value less costs to sell. The determination of fair value less costs to sell was based on the estimated amount that would be obtained from sale in an arm’s length transaction between knowledgeable and willing parties. This estimate was derived by discounting projections of cash flows, using valuation assumptions that a buyer might be expected to apply.

Back to Contents

Notes to the 2007 Financial statements

12	INTANGIBLE ASSETS

		Trademark/	Contract
	Exploration	patented and	based	Other
	and	non patented	intangible	intangible
	evaluation (a)	technology	assets (b)	assets	Total
Year ended 31 December 2007	US$m	US$m	US$m	US$m	US$m

Net book value
At 1 January 2007	196	–	–	188	384
Adjustment on currency translation	9	12	7	22	50
Acquisition of subsidiary (note 41)	9	579	6,867	12	7,467
Expenditure during year	194	–	–	209	403
Amortisation for the year	–	(8)	(28)	(78)	(114)
Impairment	–	–	–	(21)	(21)
Disposals, transfers and other movements	(256)	–	(1)	(2)	(259)

At 31 December 2007	152	583	6,845	330	7,910

– cost	152	591	6,874	566	8,183
– accumulated amortisation	–	(8)	(29)	(236)	(273)

		Trademark/	Contract
	Exploration	patented and	based	Other
	and	non patented	intangible	intangible
	evaluation (a)	technology	assets	assets	Total
Year ended 31 December 2006	US$m	US$m	US$m	US$m	US$m

Net book value
At 1 January 2006	113	–	–	107	220
Adjustment on currency translation	5	–	–	10	15
Expenditure during year	72	–	–	118	190
Amortisation for the year	–	–	–	(27)	(27)
Disposals, transfers and other movements	6	–	–	(20)	(14)

At 31 December 2006	196	–	–	188	384

– cost	196	–	–	310	506
– accumulated amortisation	–	–	–	(122)	(122)

At 1 January 2006

– cost	113	–	–	327	440
– accumulated amortisation	–	–	–	(220)	(220)

(a)	Exploration and evaluation: useful life not determined until transferred to property, plant & equipment. See note 1(e) for useful lives relating to the other categories of intangible assets.

(b)	The Group acquired Alcan Inc. on 23 October 2007. Alcan Inc. benefits from certain intangible assets including power supply contracts, customer contracts and water rights. The water rights are expected to contribute to the efficiency and cost effectiveness of operations for the foreseeable future: accordingly, these rights are considered to have indefinite lives and are not subject to amortisation. These water rights constitute the majority of the amounts in the column of the above table entitled ‘Contract based intangible assets’.

The intangible assets with indefinite lives have been valued based on the advice of expert valuation consultants, and no diminution in their value is considered to have occurred since the date of acquisition.

(c)	There are no intangible assets either pledged as security or held under restriction of title.

Exploration and evaluation expenditure
The charge for the year and the net amount of intangible assets capitalised during the year are as follows:

	2007	2006	2005
	US$m	US$m	US$m

Cash expenditure in year (net of proceeds on disposal of undeveloped properties) (d)	576	345	264
Changes in accruals (including non-cash proceeds on disposal of undeveloped properties)	(61)	(36)	24
Amount capitalised during year	(194)	(72)	(38)

Charge for the year	321	237	250

(d)	Exploration and evaluation costs are stated net of gains on disposal of undeveloped properties totalling US$253 million (2006: US$46 million; 2005: nil)

Back to Contents

Notes to the 2007 Financial statements

13	PROPERTY, PLANT AND EQUIPMENT

	Mining	Land	Plant	Capital
	properties	and	and	works in
	and leases (a)	buildings	equipment	progress	Total
Year ended 31 December 2007	US$m	US$m	US$m	US$m	US$m

Net book value
At 1 January 2007	6,127	2,540	10,839	2,701	22,207
Adjustment on currency translation	511	261	1,163	266	2,201
Capitalisation of additional closure costs (note 27)	284	–	–	9	293
Interest capitalised (b)	–	–	91	31	122
Acquisition of subsidiary (note 41)	598	4,415	11,485	1,784	18,282
Other additions	207	169	1,754	2,462	4,592
Depreciation for the year	(496)	(191)	(1,314)	–	(2,001)
Impairment (charges)/reversals	(203)	11	297	(189)	(84)
Disposals	(12)	(33)	(38)	–	(83)
Transfers and other movements (c)	484	(183)	1,428	(1,611)	118

At 31 December 2007	7,500	6,989	25,705	5,453	45,647

– cost	11,280	8,952	38,015	5,813	64,060
– accumulated depreciation	(3,780)	(1,963)	(12,310)	(360)	(18,413)

Fixed assets held under finance leases (d)	–	30	42	–	72
Other fixed assets pledged as security (e)	31	–	1,792	–	1,823

	Mining	Land	Plant	Capital
	properties	and	and	works in
	and leases (a)	buildings	equipment	progress	Total
Year ended 31 December 2006	US$m	US$m	US$m	US$m	US$m

Net book value
At 1 January 2006	5,224	2,019	8,678	1,699	17,620
Adjustment on currency translation	261	88	411	105	865
Capitalisation of additional closure costs (note 27)	619	–	–	–	619
Interest capitalised (b)	5	–	3	52	60
Other additions	436	194	986	2,278	3,894
Depreciation for the year (a)	(432)	(159)	(891)	–	(1,482)
Impairment (charges)/reversals	(166)	90	752	(2)	674
Disposals	(25)	(13)	(50)	(21)	(109)
Transfers and other movements (c)	205	321	950	(1,410)	66

At 31 December 2006	6,127	2,540	10,839	2,701	22,207

– cost	9,166	4,454	21,553	2,835	38,008
– accumulated depreciation	(3,039)	(1,914)	(10,714)	(134)	(15,801)

At 1January 2006

– cost	7,686	3,824	19,382	1,838	32,730
– accumulated depreciation	(2,462)	(1,805)	(10,704)	(139)	(15,110)

Fixed assets held under finance leases (d)	–	39	38	–	77
Other fixed assets pledged as security (e)	35	–	1,154	–	1,189

(a)	Mining properties at 31 December 2007 include deferred stripping costs of US$718 million (2006: US$778 million). Amortisation of deferred stripping costs of US$34 million (2006: US$40 million; 2005: US$4 million) is included within ‘Depreciation for the year’.

(b)	Interest is capitalised at a rate based on the Group’s cost of borrowing or at the rate on project specific debt, where applicable.

(c)	‘Transfers and other movements’ includes reclassifications between categories.

(d)	The finance leases under which these assets are held are disclosed in note 23.

(e)	Excludes assets held under finance leases. Fixed assets pledged as security represent amounts pledged as collateral against US$291 million (2006: US$339 million) of loans, which are included in note 22.

(f)	At 31 December 2007 the net balance sheet amount for land and buildings includes freehold US$6,821 million (2006:US$2,445 million); long leasehold US$163 million (2006: US$92 million); and short leasehold US$5 million (2006: US$3 million).

Back to Contents

Notes to the 2007 Financial statements

14	INVESTMENTS IN EQUITY ACCOUNTED UNITS

		2007	2006
	Summary balance sheet (Rio Tinto share)	US$m	US$m

	Rio Tinto’s share of assets
	Non-current assets (c)	9,462	3,654
	Current assets	1,643	1,029

		11,105	4,683

	Rio Tinto’s share of liabilities
	Current liabilities	(1,154)	(763)
	Non-current liabilities	(2,913)	(1,685)

		(4,067)	(2,448)

	Rio Tinto’s share of net assets	7,038	2,235

(a)	Further details of investments in jointly controlled entities and associates are set out in notes 38 and 39.

(b)	At 31 December 2007, the quoted value of the Group’s share in associates having shares listed on recognised stock exchanges was US$410 million (2006: US$368 million).

(c)	Investments in equity accounted units at 31 December 2007 include goodwill of US$2,822 million (2006: US$39 million), which primarily relates to Alcan Inc. and is based on a provisional allocation of the cost of the acquisition on 23 October 2007.

15	NET DEBT OF EQUITY ACCOUNTED UNITS (EXCLUDING AMOUNTS DUE TO RIO TINTO)

		Rio Tinto		Rio Tinto
	Rio Tinto	share of	Rio Tinto	share of
	percentage	net debt	percentage	net debt
	2007	2007	2006	2006
	%	US$m	%	US$m

Jointly controlled entities
Minera Escondida Limitada	30.0	285	30.0	300
Sohar Aluminium Company L.L.C.	20.0	205	–	–
Queensland Alumina Limited (QAL)	80.0	29	38.6	44
Halco Mining Inc.	45.0	39	–	–
Alcan Ningxia Aluminum Company Limited	50.0	39	–	–

Associates
Tisand (Pty) Limited	49.0	100	49.0	100
Port Waratah Coal Services	27.6	150	27.6	122
Mineracao Rio do Norte S.A.	12.5	23	–	–

Other equity accounted units	–	(157)	–	(107)

		713		459

(a)	In accordance with IAS 28 and IAS 31, the Group includes its net investment in equity accounted units in its consolidated balance sheet. This investment is net of the Group’s share of the net debt of such units, which is set out above.

(b)	Some of the debt of equity accounted units is subject to financial and general covenants.

(c)	At 31 December 2007, US$255 million of the debt shown above is with recourse to Rio Tinto. This was part of the subsidiary acquired during the year.

16	INVENTORIES
	2007	2006
	US$m	US$m

Raw materials and purchased components	1,078	448
Consumable stores	1,054	581
Work in progress	1,727	459
Finished goods and goods for resale	1,701	1,151

	5,560	2,639

Comprising:
Expected to be used within one year	5,382	2,540
Expected to be used after more than one year	178	99

	5,560	2,639

Back to Contents

Notes to the 2007 Financial statements

17	TRADE AND OTHER RECEIVABLES

		Non-current	Current	Non-current	Current
		2007	2007	2006	2006
		US$m	US$m	US$m	US$m

	Trade receivables	–	4,927	56	2,133
	Provision for doubtful debts	–	(70)	(20)	(6)
	Amounts due from equity accounted units	–	249	–	156
	Other debtors	266	900	35	479
	Pension surpluses (note 49)	705	31	329	31
	Prepayment of tolling charges to jointly controlled entities (a)	555	–	492	–
	Other prepayments and accrued income	336	442	91	145

		1,862	6,479	983	2,938

(a)	Rio Tinto Aluminium has made certain prepayments to jointly controlled entities for toll processing of bauxite and alumina. These prepayments will be charged to Group operating costs as processing takes place.

(b)	There is no material element of trade and other receivables that is interest bearing.

(c)	Due to their short term maturities, the fair value of trade and other receivables approximates to their carrying value.

As of 31 December 2007, trade receivables of US$70 million (2006: US$56 million) were impaired. The amount of impairment was US$70 million (2006: US$26 million). The ageing of these receivables is greater than 90 days overdue.

As of 31 December 2007, trade receivables of US$364 million (2006: US$46 million) were past due but not impaired. The ageing of these receivables is as follows:

	2007	2006
	US$m	US$m

less than 30 days overdue	270	31
between 30 and 60 days overdue	62	9
between 60 and 90 days overdue	29	2
greater than 90 days	3	4

These relate to a number of customers for whom there is no recent history of default and other indicators of impairment.

With respect to trade receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

The carrying amounts of the Group’s trade receivables (net of provisions for doubtful debts) are denominated in the following currencies:

	2007	2006
	US$m	US$m

United States dollar	3,329	1,713
Sterling	134	2
Australian dollar	90	101
Canadian dollar	13	43
South African rand	25	31
Euro	904	55
Japanese yen	97	118
New Zealand dollar	17	27
Other	248	73

Total	4,857	2,163

The provision for doubtful trade receivables increased by US$44 million in 2007, of which US$40 million was due to the acquisition of Alcan Inc. and US$4 million from increases in provisions charged within other external costs.

Back to Contents

Notes to the 2007 Financial statements

18	DEFERRED TAXATION
	2007	2006
	US$m	US$m

At 1 January	2,114	2,142
Adjustment on currency translation	278	97
Deferred tax of acquired companies	3,954	–
Credited to the income statement	(203)	(54)
Credited to SORIE (a)	(203)	(94)
Other movements (b)	(39)	23

At 31 December	5,901	2,114

Comprising:
– deferred tax liabilities (c)	6,486	2,339
– deferred tax assets (c)	(585)	(225)

Deferred tax balances for which there is a right of offset within the same jurisdiction are presented net on the face of the balance sheet as permitted by IAS12. The closing deferred tax liabilities and assets, prior to this offsetting of balances, are shown below.

			Other
	UK	Australian	countries’	Total	Total
	tax	tax	tax	2007	2006
	US$m	US$m	US$m	US$m	US$m

Deferred tax liabilities arising from:
Accelerated capital allowances	96	1,986	6,479	8,561	3,181
Post retirement benefits	118	3	4	125	94
Unremitted earnings	–	–	330	330	226
Other temporary differences	3	275	318	596	121

	217	2,264	7,131	9,612	3,622

Deferred tax assets arising from:
Capital allowances	–	–	–	–	(100)
Provisions	(112)	(542)	(1,141)	(1,795)	(735)
Post retirement benefits	(76)	(2)	(861)	(939)	(285)
Tax losses	(162)	–	(706)	(868)	(301)
Other temporary differences	–	(109)	–	(109)	(87)

	(350)	(653)	(2,708)	(3,711)	(1,508)

(Credited)/charged to the income statement
(Decelerated)/accelerated capital allowances	9	165	(266)	(92)	280
Provisions	(7)	(192)	(20)	(219)	(5)
Post retirement benefits	1	(1)	59	59	16
Tax losses utilised/(generated)	(148)	–	43	(105)	(280)
Tax on unremitted earnings	–	–	34	34	(2)
Other temporary differences	(5)	10	115	120	(63)

	(150)	(18)	(35)	(203)	(54)

(a)	The amounts credited directly to the SORIE relate to tax relief on share options, provisions for tax on exchange differences on intragroup loans qualifying for reporting as part of the net investment in subsidiaries, on cash flow hedges and on actuarial gains and losses on pension schemes and post retirement healthcare plans.

(b)	‘Other movements’ include deferred tax recognised by subsidiary holding companies that is presented in these accounts as part of the tax charge on the profits of the equity accounted unit to which it relates.

(c)	The deferred tax liability of US$6,486 million (2006: US$2,339 million) includes US$6,238 million (2006: US$1,764 million) due in more than one year. The deferred tax asset of US$585 million (2006: US$225 million) includes US$240 million (2006: US$139 million) receivable in more than one year.

(d)	US$1,360 million (2006: US$763 million) of potential deferred tax assets have not been recognised as an asset in these accounts. There is no time limit for the recovery of these potential assets, the majority of which relate to capital losses, recovery of which depends on realisation of capital gains in future years.

(e)	Deferred tax is not recognised on the unremitted earnings of overseas subsidiaries and jointly controlled entities where the Group is able to control the timing of the remittance and it is probable that there will be no remittance in the foreseeable future. If these earnings were remitted, tax of US$1,921 million (2006: US$1,711 million) would be payable.

(f)	There is a limited time period for the recovery of US$62 million (2006: nil) of tax losses which have been recognised as deferred tax assets in the accounts.

Back to Contents

Notes to the 2007 Financial statements

19	ASSETS HELD FOR SALE

Assets and liabilities held for sale comprise the Alcan Packaging group and the Tarong Coal mine, which was in the Energy product group. In the announcement of Rio Tinto’s offer for Alcan on 12 July 2007, it was stated that Rio Tinto and Alcan had agreed to divest the Packaging business of Alcan. As the Packaging group was acquired with a view to resale, its results are excluded from the Group Income Statement. The Tarong mine was sold on 31 January 2008 for an amount in excess of its carrying value.

20	OTHER FINANCIAL ASSETS

		Non-current	Current	Non-current	Current
		2007	2007	2006	2006
		US$m	US$m	US$m	US$m

	Currency and commodity contracts: designated as hedges	34	100	42	36
	Derivatives and embedded derivatives not related to net debt: not designated as hedges (a)	–	480	–	122
	Derivatives related to net debt	–	39	3	352
	US Treasury bonds	21	–	20	–
	Equity shares and quoted funds	53	321	125	51
	Other investments, including loans	472	–	184	–
	Other liquid resources (non-cash equivalent)	–	6	–	6

		580	946	374	567

(a)	Derivatives and embedded derivatives not designated as hedges include amounts of US$117 million (2006: US$82 million) which mature beyond one year.

21	CASH AND CASH EQUIVALENTS

		2007	2006
		US$m	US$

	Cash at bank and in hand	579	555
	Short term bank deposits	1,066	181

		1,645	736

	Bank overdrafts repayable on demand (unsecured)	(104)	(14)

	Balance per Group cash flow statement	1,541	722

(a)	Cash and cash equivalents include US$93 million (2006: US$55 million) for which there are restrictions on remittances.

Back to Contents

Notes to the 2007 Financial statements

22	BORROWINGS

			Non-current	Current	Non-current	Current
			2007	2007	2006	2006
		Note	US$m	US$m	US$m	US$m

	Borrowings at 31 December

	Syndicated bank loans (a)		33,263	4,466	–	–

	Other bank loans		97	1,749	157	156

	Commercial paper		–	644	–	–

	Other loans
	Finance leases	23	104	19	96	25
	Rio Tinto Finance (USA) Limited Bonds 2.625% 2008 (d) swapped		–	596	586	–
	Rio Tinto Finance (USA) Limited Bonds 7.125% 2013		100	–	100	–
	Colowyo Coal Company L.P. Bonds 9.56% 2011		32	8	40	7
	Colowyo Coal Company L.P. Bonds 10.19% 2016		100	–	100	–
	Alcan, Inc. Debentures 6.25% due 2008		–	203	–	–
	Alcan, Inc. Debentures 6.45% due 2011		415	–	–	–
	Alcan, Inc. Global Notes 4.875% due 2012 (d) swapped		489	–	–	–
	Alcan, Inc. Global Notes 4.50% due 2013		476	–	–	–
	Alcan, Inc. Global Notes 5.20% due 2014		492	–	–	–
	Alcan, Inc. Global Notes 5.00% due 2015 (d) swapped		479	–	–	–
	Alcan, Inc. Debentures 7.25% due 2028		110	–	–	–
	Alcan, Inc. Debentures 7.25% due 2031		441	–	–	–
	Alcan, Inc. Global Notes 6.125% due 2033		736	–	–	–
	Alcan, Inc. Global Notes 5.75% due 2035		280	–	–	–
	European Medium Term Notes (c)		384	76	430	1,195
	Other secured loans		346	27	241	7
	Other unsecured loans		270	321	257	100

	Total borrowings		38,614	8,109	2,007	1,490

(a)	In support of its acquisition of Alcan Inc., the Group arranged for US$40 billion in term loans and revolving credit facilities, which were fully underwritten and subsequently syndicated (the ‘Syndicated bank loans’). The Syndicated bank loans are divided into four facilities, as follows:

	Facility A	Facility B	Facility C	Facility D

Facility amount (US$ billions)	15	10	5	10
Type	Term Loan	Revolving	Revolving	Term Loan
		Credit Facility	Credit Facility
Due	October 2008 (b)	October 2010	October 2012	October 2012
Repayment	Bullet	Bullet	Bullet	Bullet

As at 31 December 2007, facilities A, B and D have been fully drawn, and US$2.14 billion remains undrawn on facility C. The amounts outstanding under these facilities are shown net of the unamortised costs of obtaining the facilities.

Facilities A and B are subject to mandatory prepayment to the extent of the net proceeds from disposals of assets and from the raising of funds through capital markets, under specific thresholds and conditions.

(b)	The Group has the option to extend final maturity on the outstanding balance of Facility A for an additional year.

(c)	Rio Tinto has a US$10 billion (2006: US$3 billion) European Medium Term Note (EMTN) programme for the issuance of debt, of which approximately US$0.4 billion was drawn down at 31 December 2007 (2006: US$1.6 billion). The Group’s EMTNs are swapped to US dollars. The fair value of currency swaps at 31 December 2007 was a liability of US$7 million. Details of the major currency swaps are shown in note 34 (d). In 2007, other EMTNs of US$31 million relate to Alcan Inc.

(d)	US$1.2 billion of these fixed rate borrowings shown is swapped to floating rates. The fair value of the interest rate swap at 31 December 2007 was US$31 million.

(e)	The Group’s borrowings of US$46.7 billion (2006: US$3.5 billion) include some US$4.7 billion (2006: US$0.7 billion) which relates to borrowings of subsidiaries that are without recourse to the Group, some of which are subject to various financial and general covenants with which the respective borrowers are in compliance as of 31 December 2007.

Back to Contents

Notes to the 2007 Financial statements

23	CAPITALISED FINANCE LEASES

		2007	2006
		US$m	US$m

	Present value of minimum lease payments
	Total minimum lease payments	129	141
	Effect of discounting	(6)	(20)

		123	121

	Payments under capitalised finance leases
	Due within one year	19	25
	Between 1 year and 5 years	67	52
	More than 5 years	37	44

		123	121

24	CONSOLIDATED NET DEBT

		Net debt	Net debt
		2007	2006
		US$m	US$m

	Analysis of changes in consolidated net debt
	At 1 January	(2,437)	(1,313)
	Adjustment on currency translation	(223)	(56)
	Exchange gains credited to the income statement	136	38
	Gains on derivatives related to net debt	11	44
	Debt of acquired companies	(5,465)	–
	Cash movements excluding exchange movements	(37,332)	(1,146)
	Other movements	158	(4)

	At 31 December	(45,152)	(2,437)

	Reconciliation to balance sheet categories
	Borrowings (note 22)	(46,723)	(3,497)
	Bank overdrafts repayable on demand (note 21)	(104)	(14)
	Cash and cash equivalents (note 21)	1,645	736
	Other liquid resources (note 20)	6	6
	Derivatives related to net debt (note 34)	24	332

	Balances per above	(45,152)	(2,437)

	Exchange gains on US dollar net debt and intragroup balances
	Exchange gains on US dollar net debt	163	38
	Exchange gains/(losses) on intragroup balances	11	(5)
	Exchange losses on loans from equity accounted units	(2)	–
	Exchange gain on settlement of dividend	22	13

	Credited to income statement	194	46

(a)	Further information relating to the currency and interest rate exposures arising from net debt and related derivatives is given in note 34 on Financial Instruments.

Back to Contents

Notes to the 2007 Financial statements

25	TRADE AND OTHER PAYABLES

	Non-current	Current	Non-current	Current
	2007	2007	2006	2006
	US$m	US$m	US$m	US$m

Trade creditors	–	3,145	–	1,291
Amounts owed to equity accounted units	–	219	–	143
Other creditors (a)	176	575	190	212
Employee entitlements	–	915	–	187
Royalties and mining taxes	–	325	–	264
Accruals and deferred income	126	1,481	107	595
Government grants deferred	201	7	65	1

	503	6,667	362	2,693

(a)	‘Other creditors’ include deferred consideration of US$209 million (2006: US$179 million) relating to certain assets acquired. The deferred consideration is included at its net present value. The amortisation of the discount applied in establishing the net present value is treated as a finance cost. All other accounts payable and accruals are non interest bearing.

(b)	Due to their short term maturities, the fair value of trade and other payables approximates to their carrying value.

26	OTHER FINANCIAL LIABILITIES

	Non-current	Current	Non-current	Current
	2007	2007	2006	2006
	US$m	US$m	US$m	US$m

Forward commodity contracts: designated as hedges	490	283	214	162
Derivatives related to net debt	6	9	19	4
Other derivatives and embedded derivatives: not designated as hedges	–	537	–	27
Other financial liabilities	–	49	–	–

	496	878	233	193

(a)	Detailed information relating to other financial liabilities is given in note 34.

Back to Contents

Notes to the 2007 Financial statements

27	PROVISIONS (NOT INCLUDING TAXATION)

	Pensions		Close down
	and post	Other	and
	retirement	employee	restoration/		Total	Total
	healthcare	entitlements	environmental	Other	2007	2006
	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January	770	393	3,359	146	4,668	4,186
Adjustment on currency translation	59	36	211	14	320	113
Amounts capitalised	–	–	293	–	293	619
Acquisition of subsidiary (note 41)	2,550	126	1,518	444	4,638	–
Charged/(credited) to profit:
– new provisions	–	1	9	9	19	25
– increases to existing provisions	102	259	127	10	498	277
– unused amounts reversed	–	(5)	(200)	(4)	(209)	(242)
Amortisation of discount	–	1	164	1	166	137
Utilised in year	(119)	(49)	(82)	(33)	(283)	(271)
Transfer to liabilities of disposal groups held for sale	–	(12)	(124)	–	(136)	–
Liability incurred as a result of acquisition	–	–	–	189	189	–
Actuarial gains recognised in equity	(87)	–	–	–	(87)	(245)
Transfers and other movements	–	–	(4)	(54)	(58)	69

At 31 December	3,275	750	5,271	722	10,018	4,668

Balance sheet analysis:
Current	80	304	215	184	783	366
Non-current	3,195	446	5,056	538	9,235	4,302

Total	3,275	750	5,271	722	10,018	4,668

(a)	The main assumptions used to determine the provision for pensions and post retirement healthcare, and other information, including the expected level of future funding payments in respect of those arrangements, are given in note 49.

(b)	The provision for other employee entitlements includes a provision for long service leave of US$107 million (2006:US$86 million), based on the relevant entitlements in certain Group operations. It also includes the provisions relating to the Group’s cash-settled share-based payment plans of US$219 million (2006: US$43 million), which are described in note 48.

(c)	The Group’s policy on close down and restoration costs is described in note 1(k). Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the relevant operation. Remaining lives of mines and infrastructure range from 1 to over 50 years with an average, weighted by closure provision, of around 19 years. Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques. Provisions of US$5,271 million (2006: US$3,359 million) for close down and restoration costs and environmental clean up obligations, include estimates of the effect of future inflation and have been adjusted to reflect risk. These estimates have been discounted to their present value at an average rate of approximately five per cent per annum, being an estimate of the long term, risk free, pre-tax cost of borrowing. Excluding the effects of future inflation, and before discounting, this provision is equivalent to some US$8.1 billion (2006:US$4.7 billion).

(d)	Some US$214 million (2006: US$50 million) of environmental clean up expenditure is expected to take place within the next five years. The remainder includes amounts for the operation and maintenance of remediation facilities in later years. The provision for environmental clean up expenditure includes the issue described in (e) below.

(e)	In 1995, Kennecott Utah Copper (‘KUC’) agreed with the US Environmental Protection Agency (‘EPA’) and the State of Utah to complete certain source control projects and perform specific environmental studies regarding contamination of ground water in the vicinity of the Bingham Canyon mine. A remedial investigation and feasibility study on the South Zone ground water contamination, completed in March 1998, identified a range of alternative measures to address this issue. Additional studies were conducted to refine the workable alternatives. A remedial design document was completed in 2002. A joint proposal and related agreements with the State of Utah Natural Resource Damage Trustee, the State of Utah and the Jordan Valley Water Conservancy District were approved in 2004. KUC entered into a formal agreement with the EPA in 2007 on the remedial action. The provision was reduced by US$101 million during 2007 (2006: US$37 million) following a reassessment of the expected cost of remediation to reflect recent experience. The ultimate cost of remediation remains uncertain, being dependent on the responsiveness of the contamination to pumping and acid neutralisation.

(f)	Other provisions deal with a variety of issues and include US$191 million relating to the Rio Tinto Alcan Foundation commitment in Canada, involving payments of C$200 million over a five year period.

(g)	Provisions for close down, restoration and environmental obligations increased by US$279 million in 2006 as the result of a reduction in the discount rate. Of this amount, US$221 million is included in ‘Amounts capitalised’.

Back to Contents

Notes to the 2007 Financial statements

28	SHARE CAPITAL – RIO TINTO PLC

		2007	2006	2005	2007	2006	2005
		Number (m)	Number (m)	Number (m)	US$m	US$m	US$m

Issued and fully paid up share capital
At 1 January		1,071.49	1,071.02	1,068.02	172	172	172
Ordinary shares issued (a)		0.31	1.27	3.00	–	–	–
Own shares purchased and cancelled (b)		–	(0.80)	–	–	–	–

At 31 December		1,071.80	1,071.49	1,071.02	172	172	172

–	shares repurchased and held in treasury (b)	74.55	47.82	2.60
–	shares held by public	997.25	1,023.67	1,068.42
–	Special Voting share of 10p (d)	1 only	1 only	1 only
–	DLC Dividend Share of 10p (d)	1 only	1 only	1 only

Shares held by public

At 1 January		1,023.67	1,068.42	1,068.02
Ordinary shares issued (a)		0.31	1.27	3.00
Own shares purchased and cancelled (b)		–	(0.80)	–
Shares reissued from treasury		0.97	1.12	–
Shares repurchased and held in treasury (b)		(27.70)	(46.34)	(2.60)

At 31 December		997.25	1,023.67	1,068.42

Unissued share capital
Ordinary shares of 10p each		349.43	349.74	350.21	51	51	51
Equalisation Share of 10p (d)		1 only	1 only	1 only	–	–	–

Total authorised share capital		1,421.23	1,421.23	1,421.23	223	223	223

(a)	311,458 Ordinary shares were issued, and 969,435 Ordinary shares reissued from treasury during the year resulting from the exercise of options under Rio Tinto plc employee share based payment plans at contracted prices between 808.8p and 2,799p (2006: 2,382,591 shares issued at prices between 808.8p and 1,925p).

(b)	At the 2007 annual general meeting, the shareholders renewed the general authority for the Company to buy back up to ten per cent of its Ordinary shares of 10p each for a further period of 12 months. The share buyback programme was suspended on 12 July 2007 at the time the Alcan offer was announced. Rio Tinto is seeking renewal of this approval at its annual general meeting in 2008. During the year to 31 December 2007, 27,700,000 shares were bought back and held in treasury (2006: 46,340,000) at an average buy back price of £30.05 per share (2006: £27.27). No shares were cancelled during the year ended 31 December 2007 (2006: 800,000 shares bought back at an average buy back price of £27.36 and cancelled). The total consideration paid was US$1,648 million (2006: US$2,394 million).

(c)	The aggregate consideration received for shares issued during 2007 was US$13 million (2006: US$31 million). The aggregate consideration received for treasury shares reissued was US$24 million (2006: US$24 million).

(d)	The ‘Special Voting Share’ was issued to facilitate the joint voting by shareholders of Rio Tinto plc and Rio Tinto Limited on Joint Decisions, following the DLC merger. Directors have the ability to issue an Equalisation Share if that is required under the terms of the DLC Merger Sharing Agreement. The ‘DLC Dividend Share’ was issued to facilitate the efficient management of funds within the DLC structure.

(e)	Information relating to share options and other share based incentive schemes is given in note 48 on share based payments.

29	SHARE CAPITAL – RIO TINTO LIMITED

	2007	2006	2005	2007	2006	2005
	Number (m)	Number (m)	Number (m)	US$m	US$m	US$m

Share capital account
At 1 January	285.75	285.75	311.90	1,099	1,019	1,133
Adjustment on currency translation				120	80	(65)
Own shares purchased (a)	–	–	(27.29)	–	–	(83)
Share issues (b)	–	–	1.14	–	–	34

At 31 December	285.75	285.75	285.75	1,219	1,099	1,019

Share capital held by Rio Tinto plc	171.07	171.07	171.07
– Special Voting share of 10p (c)	1 only	1 only	1 only
– DLC Dividend Share of 10p (c)	1 only	1 only	1 only

Total share capital (c)	456.82	456.82	456.82

(a)	In May 2006, shareholders authorised Rio Tinto Limited to buy back ordinary shares during the following 12 months whether on market or via off-market buy back tenders, but only to the extent that such purchases would not exceed 28.5 million Rio Tinto Limited shares during that 12 month period. Rio Tinto Limited is also authorised to buy back Rio Tinto Limited shares held by Tinto Holdings Australia Pty Limited (a wholly owned subsidiary of Rio Tinto plc). The share buyback programme was suspended on 12 July 2007 at the time the Alcan acquisition was announced. Rio Tinto Limited is seeking renewal of these approvals at its annual general meeting in 2008.

No shares were bought back during the year to 31 December 2007 (2006: nil). During the year to 31 December 2005, 27,294,139 shares were bought back via an off-market buy back tender at a buy back price of A$36.70 per share. The total consideration paid was US$774 million. Rio Tinto Limited also bought back 16,367,000 of its shares held by the above subsidiary of Rio Tinto plc at the same buy back price per share.

(b)	No new shares were issued during 2007 (2006: nil). The aggregate consideration received for shares issued during 2005 was US$34 million.

Back to Contents

Notes to the 2007 Financial statements

29	SHARE CAPITAL – RIO TINTO LIMITED continued

(c)	The ‘Special Voting Share’ was issued to facilitate the joint voting by shareholders of Rio Tinto Limited and Rio Tinto plc on Joint Decisions following the DLC merger. Directors have the ability to issue an Equalisation Share if that is required under the terms of the DLC Merger Sharing Agreement. The ‘DLC Dividend Share’ was issued to facilitate the efficient management of funds within the DLC structure.

(d)	Share options exercised during the year to 31 December 2007 under various Rio Tinto Limited employee share option schemes were satisfied by the on-market purchase of Rio Tinto Limited shares by a third party on the Group’s behalf.

(e)	Information relating to share options and other share based incentive schemes is given in note 48 on share based payments.

30	CHANGES IN EQUITY, SHARE PREMIUM AND RESERVES

				Year ended			Year ended
		Attributable		31	Attributable		31
		to		December	to		December
		shareholders	Outside	2007	shareholders	Outside	2006
	Summary statement of	of Rio Tinto	interests	Total	of Rio Tinto	interests	Total
	changes in equity	US$m	US$m	US$m	US$m	US$m	US$m

	Opening balance	18,232	1,153	19,385	14,948	791	15,739
	Total recognised income for the year	9,407	470	9,877	8,514	468	8,982
	Dividends (note 10)	(1,507)	(164)	(1,671)	(2,573)	(193)	(2,766)
	Own shares purchased from Rio Tinto shareholders:
	– Under capital management programme (a)	(1,348)	–	(1,348)	(2,658)	–	(2,658)
	– To satisfy share options	(64)	–	(64)	(49)	–	(49)
	Ordinary shares issued	13	–	13	31	–	31
	Outside interests in acquired companies	–	55	55	–	–	–
	Shares issued to outside interests	–	38	38	–	69	69
	Employee share options charged to income statement	39	–	39	23	–	23
	Other movements	–	–	–	(4)	18	14

	Closing balance	24,772	1,552	26,324	18,232	1,153	19,385

			Year ended
	Attributable		31
	to		December
	shareholders	Outside	2005
	of Rio Tinto	interests	Total
Summary statement of changes in equity	US$m	US$m	US$m

Opening balance	11,967	733	12,700
Total recognised income for the year	4,877	219	5,096
Dividends (note 10)	(1,143)	(169)	(1,312)
Own shares purchased from Rio Tinto shareholders:
– Under capital management programme (a)	(877)	–	(877)
– To satisfy share options	–	–	–
Ordinary shares issued	100	–	100
Outside interests in acquired companies	–	–	–
Shares issued to outside interests	–	4	4
Employee share options charged to income statement	24	–	24
Other movements	–	4	4

Closing balance	14,948	791	15,739

(a)	The charge to equity for shares bought back in 2006 included US$288 million in respect of a commitment entered into before the financial year end to purchase, from a bank, Rio Tinto plc shares that the bank could buy in the market during the period up to the preliminary announcement of the Group’s results. The commitment was settled during 2007.

	Total	Total	Total
	2007	2006	2005
	US$m	US$m	US$m

Share premium account
At 1 January	1,919	1,888	1,822
Premium on issues of ordinary shares	13	31	66

At 31 December	1,932	1,919	1,888

Retained earnings (a)
At 1 January	14,401	11,893	8,388
Parent and subsidiaries’ profit for the year	7,058	7,440	4,853
Equity accounted units’ retained profit for the year	254	(2)	362
Actuarial gains	135	338	179
Dividends	(1,507)	(2,573)	(1,143)
Own shares purchased from Rio Tinto shareholders under capital management programme	(1,348)	(2,658)	(794)
Employee share options charged to income statement	19	12	13
Tax recognised directly in statement of recognised income and expense	21	(45)	35
Other movements	–	(4)	–

At 31 December	19,033	14,401	11,893

Back to Contents

Notes to the 2007 Financial statement

30	CHANGES IN EQUITY, SHARE PREMIUM AND RESERVES continued

		Total	Total	Total
		2007	2006	2005
		US$m	US$m	US$m

	Hedging reserves (b)
	At 1 January	(133)	(77)	29
	Parent and subsidiaries’ net cash flow hedge fair value losses	(197)	(178)	(122)
	Equity accounted units’ cash flow hedge fair value gains/(losses)	(4)	–	6
	Parent and subsidiaries’ net cash flow hedge losses transferred to the income statement	89	63	(18)
	Equity accounted units’ cash flow hedge losses transferred to the income statement	–	–	18
	Tax on the above	71	59	10

	At 31 December	(174)	(133)	(77)

	Available for sale revaluation reserves (c)
	At 1 January	31	20	70
	Gains on available for sale securities	49	14	32
	Gains on available for sale securities transferred to the income statement	(16)	(4)	(88)
	Tax on the above	(7)	1	6

	At 31 December	57	31	20

	Other reserves (d)
	At 1 January	8	42	31
	Own shares purchased from Rio Tinto shareholders to satisfy share options	(64)	(49)	–
	Employee share options: value of services	20	11	11
	Deferred tax on share options	55	4	–

	At 31 December	19	8	42

	Foreign currency translation reserve (e)
	At 1 January	735	(9)	322
	Currency translation adjustments	1,796	748	(411)
	Exchange losses	(30)	(8)	75
	Currency translation reclassified on disposal	–	4	–
	Tax on exchange adjustments	13	–	5

	At 31 December	2,514	735	(9)

	Total other reserves per balance sheet	2,416	641	(24)

(a)	Retained profit and movements in reserves of subsidiaries include those arising from the Group’s share of proportionally consolidated units.

(b)	The hedging reserve records gains or losses on cash flow hedges that are recognised initially in equity, as described in note 1(p).

(c)	The available for sale revaluation reserves record fair value gains or losses relating to available for sale securities, as described in note 1(p).

(d)	Other reserves record the cumulative amount recognised in respect of options granted but not exercised to acquire shares in Rio Tinto Limited less, where applicable, the cost of shares purchased to satisfy share options exercised. The estimated effect of unexercised options to acquire shares in Rio Tinto plc is recorded in retained earnings.

(e)	Exchange differences arising on the translation of the Group’s net investment in foreign controlled companies are taken to the foreign currency translation reserve, as described in note 1(d), (net of translation adjustments relating to Rio Tinto Limited share capital). The cumulative differences relating to an investment would be transferred to the income statement if the investment were disposed of.

Back to Contents

Notes to the 2007 Financial statement

31	PRIMARY SEGMENTAL ANALYSIS (BY PRODUCT GROUP)

		2007	2006	2005	2007	2006	2005
		%	%	%	US$m	US$m	US$m

	Sales revenue
	Iron ore	29.6	30.9	28.9	8,799	6,938	5,497
	Energy	15.0	18.1	19.4	4,454	4,070	3,693
	Aluminium	23.8	15.5	14.4	7,055	3,493	2,744
	Copper	17.6	19.6	18.0	5,238	4,396	3,433
	Diamonds and Industrial Minerals	12.8	14.9	18.2	3,787	3,339	3,450
	Other	1.2	1.0	1.1	367	229	216

	Consolidated sales revenue	100.0	100.0	100.0	29,700	22,465	19,033

	Consolidated profit before finance items and taxation
	Iron ore	47.6	42.9	41.5	4,083	3,847	2,872
	Energy (c)	10.8	8.9	15.4	929	801	1,064
	Aluminium	9.5	11.9	7.3	813	1,069	502
	Copper (c)	36.7	37.1	28.2	3,143	3,333	1,949
	Diamonds and Industrial Minerals (c)	3.4	3.4	11.7	293	311	813
	Exploration and evaluation	0.7	(1.1)	(2.7)	58	(101)	(193)
	Other	(8.7)	(3.1)	(1.4)	(748)	(286)	(85)

	Operating profit (segment result)	100.0	100.0	100.0	8,571	8,974	6,922

	Share of profit after tax of equity accounted units
	Copper				1,542	1,271	660
	Other				42	107	116

	Profit before finance items and taxation				10,155	10,352	7,698

	Depreciation and amortisation (excluding share of equity accounted units)
	Iron ore	25.8	25.6	23.5	546	387	315
	Energy	15.8	19.6	20.9	335	296	279
	Aluminium	21.5	9.5	9.0	455	143	121
	Copper	17.6	19.5	18.8	372	295	251
	Diamonds and Industrial Minerals	16.5	23.6	24.4	349	356	326
	Exploration and evaluation	0.2	0.2	0.2	4	3	3
	Other	2.6	2.0	3.2	54	29	43

	Product group total	100.0	100.0	100.0	2,115	1,509	1,338

(a)	The product groups shown above reflect the Group’s management structure and are the Group’s primary segments in accordance with IAS 14. The analysis deals with: the sales revenue, profit before finance costs and taxation, and depreciation and amortisation, for subsidiary companies and proportionally consolidated units. The amounts presented for each product group exclude equity accounted units, but include the amounts attributable to outside equity shareholders. The product groups are consistent with those identified in the financial information by business unit data included in Note 50 on pages A-69 to A-71. However, that information includes the results of equity accounted units and presents different financial measures. The Alcan businesses are included within the Aluminium product group except for Packaging which is classified as held for sale at the year end.

(b)	As detailed below, the analysis of profit before finance costs and taxation includes the profit on disposal of interests in businesses (including investments) and impairment (charges)/reversals, which are excluded from Underlying earnings.

(c)	An analysis of impairment (charges)/reversals reported in the operating income of each product group is shown below:

	Total	Total	Total
	2007	2006	2005
	US$m	US$m	US$m

Impairment (charges)/reversals by product group
Iron Ore	–	298	–
Energy	145	(188)	(13)
Aluminium	(9)	–	–
Copper	272	610	–
Diamonds and Industrial Minerals	(466)	(324)	16

	(58)	396	3

Back to Contents

Notes to the 2007 Financial statements

31	PRIMARY SEGMENTAL ANALYSIS (BY PRODUCT GROUP) continued

	2007	2006	2007	2006
	%	%	US$m	US$m

Segment Assets (subsidiaries and proportionally consolidated units)
Iron ore	16.4	33.8	13,634	10,151
Energy	6.7	16.5	5,588	4,965
Aluminium	61.6	12.9	51,192	3,863
Copper	6.0	16.0	5,012	4,814
Diamonds and Industrial Minerals	7.6	17.6	6,307	5,260
Other	1.7	3.2	1,353	959

Product group total	100.0	100.0	83,086	30,012

Equity accounted units (a)
Copper	25.3	58.0	1,873	1,385
Aluminium	72.2	36.8	5,346	878
Other	2.5	5.2	181	123

Total	100.0	100.0	7,400	2,386

Assets held for sale			7,024	–
Deferred tax assets			585	225
Current tax recoverable			256	214
Pension surpluses			736	360
Derivative assets			653	555
Cash and liquid resources			1,651	742

Total assets			101,391	34,494

(a)	The analysis of the Group’s investment in equity accounted units includes loans to equity accounted units, which are shown separately on the face of the balance sheet.

	2007	2006	2007	2006
	%	%	US$m	US$m

Segment Liabilities (subsidiaries and proportionally consolidated units)
Iron ore	16.9	21.1	(2,358)	(1,467)
Energy	10.5	21.3	(1,462)	(1,480)
Aluminium	46.2	10.7	(6,450)	(745)
Copper	10.1	23.8	(1,406)	(1,653)
Diamonds and Industrial Minerals	7.6	12.6	(1,055)	(878)
Other	8.7	10.5	(1,231)	(730)

Total	100.0	100.0	(13,962)	(6,953)

Liabilities held for sale			(2,632)	–
Borrowings and bank overdrafts			(46,827)	(3,511)
Current tax payable			(560)	(1,110)
Deferred tax liabilities			(6,486)	(2,339)
Derivative liabilities			(1,325)	(426)
Post retirement benefit liabilities			(3,275)	(770)

Total liabilities			(75,067)	(15,109)

	2007	2006	2005	2007	2006	2005
	%	%	%	US$m	US$m	US$m

Capital additions (a)
Iron ore	7.9	48.4	44.0	2,465	2,303	1,291
Energy	1.9	12.4	20.6	583	591	604
Aluminium	84.6	5.3	5.0	26,376	253	147
Copper	1.0	15.9	11.5	314	758	337
Diamonds and Industrial Minerals	3.3	14.4	15.0	1,027	688	441
Other	1.3	3.6	3.9	394	170	114

Total capital additions	100.0	100.0	100.0	31,159	4,763	2,934

		Note

Analysis of capital additions
Property, plant & equipment – cash expenditure				22,870	3,800	2,523
Capitalised closure costs and other provisions		13		293	619	346
Capitalised interest		13		122	60	28
Intangible assets – cash expenditure				7,667	120	29
Exploration & evaluation capitalised		12		203	72	38
Finance leases taken out				–	2	64
Movement in payables for capital expenditure				4	90	(94)

Capital additions per above				31,159	4,763	2,934

(a)	Capital additions represent the total cost incurred during the period to acquire the non current assets shown above, measured on an accruals basis, in accordance with IAS 14. Capital additions include the relevant non current assets of the acquired companies at the date of acquisition. These figures exclude capital additions of equity accounted units.

Back to Contents

Notes to the 2007 Financial statements

32	SECONDARY SEGMENTAL ANALYSIS (BY GEOGRAPHICAL SEGMENT)

By destination	2007	2006	2005	2007	2006	2005
	%	%	%	US$m	US$m	US$m

Gross sales revenue by destination
North America (a)	22.6	21.9	21.7	7,582	5,575	4,499
Europe	19.8	17.2	20.5	6,641	4,378	4,260
Japan	16.8	19.6	19.1	5,633	4,986	3,954
China	18.0	16.0	15.0	6,021	4,062	3,112
Other Asia	12.2	13.5	12.8	4,105	3,438	2,663
Australia and New Zealand	5.6	5.8	6.7	1,892	1,477	1,400
Other	5.0	6.0	4.2	1,644	1,524	854

Total	100.0	100.0	100.0	33,518	25,440	20,742

Less: share of equity accounted units’ sales revenue				(3,818)	(2,975)	(1,709)

Consolidated sales revenue				29,700	22,465	19,033

Consolidated sales revenue by destination
North America (a)	24.5	23.9	22.3	7,262	5,358	4,235
Europe	20.3	17.5	20.8	6,027	3,929	3,968
Japan	16.9	19.6	19.0	5,012	4,402	3,620
China	18.0	16.2	15.4	5,342	3,648	2,932
Other Asia	10.9	12.0	12.4	3,238	2,691	2,366
Australia and New Zealand	6.0	6.3	7.0	1,771	1,412	1,336
Other	3.4	4.5	3.1	1,048	1,025	576

Total	100.0	100.0	100.0	29,700	22,465	19,033

Gross sales revenue by country of origin
North America (a)	29.8	29.6	30.8	9,992	7,529	6,397
Australia and New Zealand	45.5	49.9	51.2	15,243	12,703	10,613
South America	9.5	10.5	6.3	3,195	2,679	1,302
Africa	5.9	5.7	5.5	1,975	1,461	1,149
Indonesia	1.4	1.6	3.4	461	396	702
Europe and other countries	7.9	2.7	2.8	2,652	672	579

Total	100.0	100.0	100.0	33,518	25,440	20,742

Less: share of equity accounted units’ sales revenue				(3,818)	(2,975)	(1,709)

Consolidated sales revenue				29,700	22,465	19,033

	Segment assets		Capital additions
	2007	2006	2007	2006	2005
	US$m	US$m	US$m	US$m	US$m

Assets and capital additions by location (excluding equity accounted units)
North America (a)	37,522	10,302	16,251	1,430	830
Australia and New Zealand	27,931	17,097	7,506	2,993	1,914
South America	589	151	272	19	37
Africa	2,142	1,168	501	204	62
Indonesia	669	605	76	49	68
Europe	14,069	855	6,509	68	23
Other countries	900	194	44	–	–

	83,822	30,372	31,159	4,763	2,934

Investments in equity accounted units (b)
North America (a)	1,033	408
Australia and New Zealand	2,501	937
South America	1,567	993
Other countries	2,299	48

	7,400	2,386

Assets held for sale	7,024	–
Deferred tax assets	585	225
Current tax recoverable	256	214
Derivative assets	653	555
Cash and liquid resources	1,651	742

Total assets	101,391	34,494

(a)	The United States of America and Canada have been combined to form the ‘North America’ Geographical segment, having regard to the similarity of economic and political conditions in these countries.

(b)	This analysis of investments in equity accounted units represents the Group’s share of net assets plus loans to equity accounted units, which are shown separately on the face of the balance sheet.

Back to Contents

Notes to the 2007 Financial statements

33	FINANCIAL RISK MANAGEMENT

The Group’s policies with regard to financial risk management are clearly defined and consistently applied. They are a fundamental part of the Group’s long term strategy covering areas such as foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk and capital management.

Generally, the Group only sells commodities it has produced but may purchase commodities to satisfy customer contracts from time to time and to balance the loading on production facilities. In the long term, natural hedges operate in a number of ways to help protect and stabilise earnings and cash flow. From 1 January 2008, Rio Tinto Alcan has adopted the Rio Tinto Group policy on trading and hedging.

The Group has a diverse portfolio of commodities and markets, which have varying responses to the economic cycle. The relationship between commodity prices and the currencies of most of the countries in which the Group operates provides further natural protection in the long term. These natural hedges significantly reduce the necessity for using derivatives or other forms of synthetic hedging. Such hedging is therefore undertaken to a strictly limited degree, as described below. In addition, the Group’s policy of borrowing at floating US dollar interest rates helps to counteract the effect of economic and commodity price cycles.

Treasury operates as a service to the business of the Rio Tinto Group and not as a profit centre. Strict limits on the size and type of transaction permitted are laid down by the Rio Tinto board and are subject to rigorous internal controls. Senior management is advised of corporate debt and currency, commodity and interest rate derivatives through a monthly reporting framework.

Rio Tinto does not acquire or issue derivative financial instruments for trading or speculative purposes; nor does it believe that it has exposure to such trading or speculative holdings through its investments in joint ventures and associates. Derivatives are used to separate funding and cash management decisions from currency exposure and interest rate management. The Group uses interest rate and cross currency interest rate swaps in conjunction with longer term funds raised in the capital markets to achieve a predominantly floating rate obligation which is consistent with the Group’s interest rate policy, primarily US dollar LIBOR.

(i) Foreign exchange risk
Rio Tinto’s shareholders’ equity, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s sales and the countries in which it operates. The US dollar, however, is the currency in which the great majority of the Group’s sales are denominated. Operating costs are influenced by the currencies of those countries where the Group’s mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined . The Australian and Canadian dollars and the Euro are the most important currencies (apart from the US dollar) influencing costs.

Given the dominant role of the US currency in the Group’s affairs, the US dollar is the currency in which financial results are presented both internally and externally. It is also the most appropriate currency for borrowing and holding surplus cash, although a portion of surplus cash may also be held in other currencies, most notably Australian dollars, Canadian dollars and the Euro, in order to meet short term operational and capital commitments and, for the Australian dollar, dividend payments. The Group finances its operations primarily in US dollars, either directly or using cross currency interest rate swaps. A substantial part of the Group’s US dollar debt is located in subsidiaries having a US dollar functional currency.

Certain US dollar debt and other financial assets and liabilities including intragroup balances are not held in the functional currency of the relevant subsidiary. This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that accounts for those assets and liabilities. These exchange gains and losses are recorded in the Group’s income statement except to the extent that they can be taken to equity under the Group’s accounting policy which is explained in note 1(d). Gains and losses on US dollar net debt and intragroup balances are excluded from Underlying earnings. Other exchange gains and losses are included in Underlying earnings.

As noted above, Rio Tinto hedges interest rate and currency risk on most of its foreign currency borrowings by entering into cross currency interest rate swaps, and/or interest rate swaps when required. These have the economic effect of converting fixed rate foreign currency borrowings to floating rate US dollar borrowings. See section B (d) of note 34 – Financial Instruments for the details of currency and interest rate contracts relating to borrowings.

After taking into account relevant swap instruments, almost all of the Group’s net debt is either denominated in US dollars or in the functional currency of the entity holding the debt. The table below summarises the net debt by currency.

	2007	2006
(Net debt)/net funds by currency	US$m	US$m

United States dollar	(44,737)	(2,213)
Australian dollar	(256)	(291)
South African rand	103	2
UK sterling	(112)	(30)
Euro	(150)	67
Canadian dollar	(62)	(14)
Other	62	42

Total	(45,152)	(2,437)

Back to Contents

Notes to the 2007 Financial statements

33	FINANCIAL RISK MANAGEMENT continued

Currency hedging
The Group does not generally believe that active currency hedging of transactions would provide long term benefits to shareholders. Currency protection measures may be deemed appropriate in specific commercial circumstances and are subject to strict limits laid down by the Rio Tinto board, typically hedging of capital expenditures and other significant financial items such as tax and dividends. There is a legacy of currency forward contracts used to hedge operating cash flow exposures which was acquired with Alcan and the North companies. Refer to section B ((a) to (d)) of note 34 – Financial Instruments for the currency forward and option contracts used to manage the currency risk exposures of the Group at 31 December 2007.

Foreign exchange sensitivity: Risks associated with exposure to financial instruments
The sensitivities below derive from the estimated impact of a ten per cent change in the full year closing US dollar exchange rate on the value of financial instruments. The impact is expressed in terms of the effect on net earnings, Underlying earnings and equity , assuming that each exchange rate moves in isolation. The sensitivities are based on financial assets and liabilities held at 31 December 2007, where balances are not denominated in the functional currency of the subsidiary. A strengthening of the US dollar would result in exchange gains based on financial assets and financial liabilities held at 31 December 2007. These balances will not remain constant throughout 2008, however, and therefore these numbers should be used with care.

At 31 December 2007

			Of which	Impact directly
		Effect on	amount	on equity of
	Closing	net earnings	impacting	10% change
	exchange	of 10%	Underlying	in full year
	rate	change	earnings	closing rate
Functional currency	US cents	+/– US$m	+/– US$m	+/– US$m

Australian dollar (a)	88	204	99	(20)
Canadian dollar	101	(3)	53	–
South African rand	15	14	12	(4)
Euro	147	33	14	149
New Zealand dollar	78	(9)	3	–

At 31 December 2006

			Of which	Impact directly
		Effect on	amount	on equity of
	Closing	net earnings	impacting	10% change
	exchange	of 10%	Underlying	in full year
	rate	change	earnings	closing rate
Functional currency	US cents	+/– US$m	+/– US$m	+/– US$m

Australian dollar (a)	79	37	56	(30)
Canadian dollar	86	(29)	12	–
South African rand	14	(6)	5	–
New Zealand dollar	71	(15)	3	–

(a)	The sensitivities show the net sensitivity of US$ exposures in A$ functional currency companies, for example, and A$ exposures in US$ functional currency companies.

(b)	The sensitivities indicate the effect of a 10 per cent strengthening of the US dollar against each currency.

(ii) Interest rate risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Rio Tinto’s interest rate management policy is generally to borrow and invest at floating interest rates. This approach is influenced by the historical correlation between interest rates and commodity prices. In some circumstances, an element of fixed rate funding may be considered appropriate. As noted above, Rio Tinto hedges interest rate and currency risk on most of its foreign currency borrowings by entering into cross currency interest rate swaps and interest rate swaps in order to convert fixed rate foreign currency borrowings to floating rate US dollar borrowings. See section B (d) of note 34 – Financial Instruments for the details of currency and interest rate contracts relating to borrowings. At 31 December 2007, US$4.9 billion (2006: US$1.2 billion) of the Group’s debt was at fixed rates after taking into account interest rate swaps and finance leases.

A monthly Treasury report is provided to senior management which summarises corporate debt exposed to currency and interest rate risks and, where applicable, the offsetting derivatives. See section B (d) of note 34 – Financial Instruments for the details of currency and interest rate contracts relating to borrowings. See note 22 – Borrowings for the details of debt outstanding at 31 December 2007.

Back to Contents

Notes to the 2007 Financial statements

33	FINANCIAL RISK MANAGEMENT continued

Based on net debt and other floating rate financial instruments outstanding as at 31 December 2007, the effect on net earnings of a half percent movement in US dollar LIBOR interest rates, with all other variables held constant, is estimated to be US$158 million (2006: US$3 million). These balances will not remain constant throughout 2008, however, and therefore these numbers should be used with care.

(iii) Commodity price risk
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits laid down by the Rio Tinto board and to rigid internal controls. Rio Tinto’s exposure to commodity prices is diversified by virtue of its broad commodity base and the Group does not generally believe commodity price hedging would provide long term benefit to shareholders. The Group may hedge certain commitments with some of its customers or suppliers.

Metals such as copper and aluminium are generally sold under contract, often long term, at prices determined by reference to prevailing market prices on terminal markets, such as the London Metal Exchange (LME) and COMEX in New York, usually at the time of delivery. Prices fluctuate widely in response to changing levels of supply and demand but, in the long run, prices are related to the marginal cost of supply. Gold is also priced in an active market in which prices respond to daily changes in quantities offered and sought. Newly mined gold is only one source of supply; investment and disinvestment can be important elements of supply and demand. Contract prices for many other natural resource products including iron ore and coal are generally agreed annually or for longer periods with customers, although volume commitments vary by product.

Certain products, predominantly copper concentrate, are ‘provisionally priced’, ie the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Revenue on provisionally priced sales is recognised based on estimates of fair value of the consideration receivable based on forward market prices. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper for which there exists an active and freely traded commodity market such as the London Metal Exchange and the value of product sold by the Group is directly linked to the form in which it is traded on that market.

The marking to market of provisionally priced sales contracts is recorded as an adjustment to sales revenue.

At the end of 2007, the Group had 270 million pounds of copper sales (2006: 324 million pounds) that were provisionally priced at US$ 304 cents per pound (2006: US$287 cents per pound). The final price of these sales will be determined in 2008. A ten per cent change in the price of copper realised on the provisionally priced sales would increase or reduce net earnings by US$58 million (2006: US$66 million).

Alcan is the counterparty to certain forward metal sales contracts with Novelis, a company which was spun-off from Alcan in early 2005. Alcan has in substance fixed the LME price for a portion of its future aluminium sales. At 31 December 2007, these contracts had a positive fair value of US$45 million.

Commodity price sensitivity: Risks associated with derivatives
The table below summarises the impact of changes in the market price on the following commodity derivatives including those aluminium and option contracts embedded in electricity purchase contracts outstanding at 31 December 2007. The impact is expressed in terms of the resulting change in the Group’s net earnings for the year or, where applicable, the change in equity. The sensitivities are based on the assumption that the market price increases by ten per cent with all other variables held constant. The Group’s ‘own use contracts’ are excluded from the sensitivity analysis below as they are outside the scope of IAS 39. Such contracts are to buy or sell non financial items that can be net settled but were entered into and continue to be held for the purpose of the receipt or delivery of the non financial item in accordance with the business unit’s expected purchase, sale or usage requirements.

These sensitivities should be used with care. The relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.

At 31 December 2007

Products	Effect on Underlying and net earnings of 10% Increase from year end price +/– US$m	Effect directly on equity attributable to Rio Tinto of 10% Increase from year end price +/– US$m

Copper	–	40
Coal	–	25
Aluminium	41	50

Total	41	115

At 31 December 2006

Products	Effect on Underlying and net earnings of 10% Increase from year end price +/– US$m	Effect directly on equity attributable to Rio Tinto of 10% Increase from year end price +/– US$m

Copper	–	49
Coal	–	20

Total	–	69

(iv) Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily from customer receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Back to Contents

Notes to the 2007 Financial statements

33	FINANCIAL RISK MANAGEMENT continued

Credit risks related to receivables
Customer credit risk is managed by each business unit subject to Rio Tinto’s established policy, procedure and control relating to customer credit risk management. Credit limits are established for all customers based on internal or external rating criteria. Where customers are rated by an independent credit rating agency, these ratings are used to set credit limits. In circumstances where no independent credit rating exists, the credit quality of the customer is assessed based on an extensive credit rating scorecard. Outstanding customer receivables are regularly monitored and any credit concerns highlighted to senior management. High risk shipments to major customers are generally covered by letters of credit or other forms of credit insurance.

At 31 December 2007, the Group had approximately 140 customers (2006: 75 customers) that owed the Group more than US$5 million each and accounted for approximately 81 per cent (2006: 70 per cent) of all receivables owing. There were 33 customers (2006: 20 customers) with balances greater than US$20 million accounting for just over 48 per cent (2006: 34 per cent) of total amounts receivable. A balance of approximately US$254 million relates to one customer group.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets mentioned on page A-44. The group does not hold collateral as security.

Credit risk related to financial instruments and cash deposits
Credit risk from balances with banks and financial institutions is managed by Group Treasury in accordance with a Board approved policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Rio Tinto Board on an annual basis, and may be updated throughout the year subject to approval of the Rio Tinto Finance Committee. The limits are set to minimise the concentration of risks and therefore mitigate financial loss through potential counterparty failure.

No material exposure is considered to exist by virtue of the possible non performance of the counterparties to financial instruments.

(v) Liquidity and capital risk management
The Group’s total capital is defined as Rio Tinto’s shareholders’ funds plus funds attributable to outside equity shareholders plus net debt, and amounted to US$71 billion at 31 December 2007 (31 December 2006: US$22 billion).

The Group’s over-riding objectives when managing capital are to safeguard the business as a going concern; to maximise returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure in order to reduce the cost of capital.

The unified credit status of the Group is maintained through cross guarantees whereby contractual obligations of Rio Tinto plc and Rio Tinto Limited are automatically guaranteed by the other. Rio Tinto plc and Rio Tinto Limited continue to maintain solid investment grade credit ratings from Moody’s and Standard and Poor’s, despite the credit rating downgrade announced on completion of the Alcan acquisition. These ratings continue to provide access to global debt capital markets in significant depth.

Rio Tinto does not have a target debt/equity ratio, but has a policy of maintaining a flexible financing structure so as to be able to take advantage of new investment opportunities that may arise. Following the acquisition of Alcan, the Group has publicly stated an objective to reduce its debt/equity ratio from current levels through a targeted asset divestment programme to a level consistent with a ‘single-A’ credit rating. This policy is balanced against the desire to ensure efficiency in the debt/equity structure of the Rio Tinto balance sheet in the longer term through pro active capital management programmes.

On 2 February 2006 the Group announced a US$4 billion capital management programme which was subsequently increased to US$7 billion in October 2006. The capital return was comprised of a US$1.5 billion special dividend (US$1.10 per share) paid in April 2006 and an initial US$2.5 billion share buyback programme (increased to US$5.5 billion) to be completed over the remaining period to the end of 2007. The programme was suspended on 12 July 2007 at the time the Alcan offer was announced, by which time US$3.9 billion had been returned under the US$7 billion capital management programme, bringing the total cash returned to shareholders under announced capital management programmes since 2005 to US$6.4 billion.

The Group maintains backup liquidity for its commercial paper programmes and other debt maturing within 12 months by way of bank standby credit facilities, of which US$3.7 billion was undrawn as at 31 December 2007. The Group’s committed bank standby credit facilities contain no financial undertakings relating to interest cover and are not affected to any material extent (other than an increase in interest margin) by a reduction in the Group’s credit rating.

The main covenant in the Rio Tinto Group relates to a financial covenant over corporate debt drawn under the Syndicated Acquisition Facility, for which a compliance certificate must be produced attesting a certain ratio of Net Borrowings to EBITDA. There are no covenants relating to corporate debt which are under negotiation at present.

The Group’s policy is to centralise debt and surplus cash balances whenever possible.

Back to Contents

Notes to the 2007 Financial statements

33	FINANCIAL RISK MANAGEMENT continued

	The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows , these balances will not necessarily agree with the amounts disclosed in the balance sheet.

	At 31 December 2007

				Expected			Total
		Trade	Borrowings	future	Derivatives	Other	financial
		and other	before	interest	related to	financial	liabilities
		payables	swaps	payments	net debt	liabilities	2007
		US$m	US$m	US$m	US$m	US$m	US$m

	Financial liabilities
	Within 1 year, or on demand	(5,303)	(8,263)	(2,310)	(5)	(810)	(16,691)
	Between 1 and 2 years	–	(10,628)	(1,862)	(4)	(309)	(12,803)
	Between 2 and 3 years	–	(10,441)	(1,322)	(6)	(222)	(11,991)
	Between 3 and 4 years	–	(37)	(892)	–	(190)	(1,119)
	Between 4 and 5 years	–	(13,298)	(768)	–	(187)	(14,253)
	After 5 years	–	(4,352)	(2,084)	–	(174)	(6,610)

		(5,303)	(47,019)	(9,238)	(15)	(1,892)	(63,467)

At 31 December 2006

			Expected			Total
	Trade	Borrowings	future	Derivatives	Other	financial
	and other	before	interest	related to	financial	liabilities
	payables	swaps	payments	net debt	liabilities	2006
	US$m	US$m	US$m	US$m	US$m	US$m

Financial liabilities
Within 1 year, or on demand	(2,233)	(1,504)	(148)	(3)	(320)	(4,208)
Between 1 and 2 years	–	(723)	(96)	(15)	(288)	(1,122)
Between 2 and 3 years	–	(107)	(71)	(2)	(148)	(328)
Between 3 and 4 years	–	(478)	(44)	(3)	(43)	(568)
Between 4 and 5 years	–	(68)	(39)	–	(31)	(138)
After 5 years	–	(631)	(42)	–	(68)	(741)

	(2,233)	(3,511)	(440)	(23)	(898)	(7,105)

(a)	Interest payments have been projected using interest rates applicable at 31 December, including the impact of interest rate swap agreements, where appropriate.

(b)	Much of the debt is subject to variable interest rates. Future interest payments are therefore subject to change in line with market rates.

As at 31 December 2007, the Group had unutilised standby credit facilities totalling US$3.7 billion (2006: US$2.3 billion). These facilities which have terms of between 4 and 5 years, are for back-up support for the Group’s commercial paper programmes and for general corporate purposes. US$1.6 billion is available to be drawn under the US$2.3 billion provided under Bilateral facility agreements, while the balance of US$2.1 billion is available under the US$40 billion syndicated facility agreement.

Back to Contents

Notes to the 2007 Financial statements

34	FINANCIAL INSTRUMENTS

Except where stated, the information given below relates to the financial instruments of the parent companies and their subsidiaries and proportionally consolidated units, and excludes those of equity accounted units. The information is grouped in the following sections:

A – Financial assets and liabilities by categories
B – Derivative financial instruments
C – Fair values

(A) Financial assets and liabilities by categories

At 31 December 2007

					Other
			Available		financial
		Loans and	for sale	Held at	assets and
	Total	receivables	securities	fair value	liabilities
	US$m	US$m	US$m	US$m	US$m

Financial Assets
Cash and cash equivalent assets (Note 21)	1,645	1,645	–	–	–
Trade and other receivables (Note 17) (a)	6,272	6,272	–	–	–
US Treasury bonds (Note 20)	21	–	21	–	–
Equity shares and quoted funds (Note 20)	374	–	374	–	–
Other investments, including loans (Note 20)	472	472	–	–	–
Other liquid resources (Note 20)	6	–	–	–	6
Currency and commodity contracts: designated as hedges (Note 20)	134	–	–	–	134
Currency and commodity contracts: not designated as hedges (Note 20)	480	–	–	480	–
Derivatives related to net debt (Note 20)	39	–	–	39	–
Loans to equity accounted units including quasi equity loans	746	746	–	–	–

Total financial assets	10,189	9,135	395	519	140

Financial liabilities
Trade and other payables (Note 25)(b)	(5,303)	–	–	–	(5,303)
Short term borrowings and bank overdrafts (Note 21 and 22)	(8,213)	–	–	–	(8,213)
Medium and long term borrowings (Note 22)	(38,614)	–	–	–	(38,614)
Deferred consideration (Note 25)	(209)	–	–	–	(209)
Other financial liabilities (Note 26)	(1,374)	–	–	(1,374)	–

Total financial liabilities	(53,713)	–	–	(1,374)	(52,339)

At 31 December 2006

					Other
			Available		financial
		Loans and	for sale	Held at	assets and
	Total	receivables	securities	fair value	liabilities
	US$m	US$m	US$m	US$m	US$m

Financial Assets
Cash and cash equivalent assets (Note 21)	736	736	–	–	–
Trade and other receivables (Note 17) (a)	2,833	2,833	–	–	–
US Treasury bonds (Note 20)	20	–	20	–	–
Equity shares and quoted funds (Note 20)	176	–	176	–	–
Other investments, including loans (Note 20)	184	184	–	–	–
Other liquid resources (Note 20)	6	–	–	–	6
Currency and commodity contracts: designated as hedges (Note 20)	78	–	–	–	78
Currency and commodity contracts: not designated as hedges (Note 20)	122	–	–	122	–
Derivatives related to net debt (Note 20)	355	–	–	355	–
Loans to equity accounted unit including quasi equity loans	379	379	–	–	–

Total financial assets	4,889	4,132	196	477	84

Financial liabilities
Trade and other payables (Note 25)(b)	(2,233)	–	–	–	(2,233)
Short term borrowings and bank overdrafts (Note 21 and 22)	(1,504)	–	–	–	(1,504)
Medium and long term borrowings (Note 22)	(2,007)	–	–	–	(2,007)
Deferred consideration (Note 25)	(179)	–	–	–	(179)
Other financial liabilities (Note 26)	(426)	–	–	(426)	–

Total financial liabilities	(6,349)	–	–	(426)	(5,923)

Back to Contents

Notes to the 2007 Financial statements

34	FINANCIAL INSTRUMENTS continued

	(a)	This excludes pension surpluses, prepayment of tolling charges to jointly controlled entities and other prepayments and accrued income.
	(b)	Trade and other payables includes trade creditors, amounts owed to equity accounted units, other creditors excluding deferred consideration shown separately and accruals.

	(B)	Derivative financial instruments

The Group‘s derivatives, including embedded derivatives, as at 31 December 2007, are summarised below:

a) Forward contracts relating to operating transactions: designated as hedges

Assets (note 20)	Total fair	Total fair
	value	value
	2007	2006
Buy Australian dollar; sell US dollar	US$m	US$m

Less than 1 year	34	26
Between 1 and 5 years	25	36

Total	59	62

Other currency forward contracts	2	–

Total currency forward contracts	61	62

The above currency forward contracts were acquired with companies purchased in 2000 and were entered into by those companies in order to reduce their exposure to the US dollar through forecast sales.

Aluminium forward contracts

Less than 1 year	25	–

Total	25	–

Coal (API #2) forward contracts

Less than 1 year	30	4
Between 1 and 5 years	8	–

Total	38	4

Total commodity forward contracts	63	4

Total assets related to forward contracts designated as hedges	124	66

The above aluminium forward contracts are net metal sales contracts which are primarily hedging cashflow exposures associated with underlying variable third party metal sales contracts. These contracts reduce the Company’s exposure to movements the aluminium price. Coal forward contracts have been entered into in order to reduce exposure to movements in the coal price.

Liabilities (note 26)	Total fair	Total fair
	value	value
	2007	2006
Copper forward contracts	US$m	US$

Less than 1 year	(153)	(149)
Between 1 and 5 years	(344)	(184)
More than 5 years	(34)	(18)

Total	(531)	(351)

Coal (API #2) forward contracts

Less than 1 year	(83)	(9)
Between 1 and 5 years	(39)	(9)

Total	(122)	(18)

Coal (GC NewC) forward contracts

Less than 1 year	(25)	(2)
Between 1 and 5 years	(9)	(2)

Total	(34)	(4)

Aluminium price exposures embedded In electricity purchase contracts	(26)	–
Other commodity contracts	(3)	(3)

Total liabilities designated as hedges	(716)	(376)

The above copper forward contracts were entered into as a condition of the refinancing of Palabora in 2005, and result in a reduction in the Group‘s exposure to movements in the copper price. Coal forward contracts have been entered into in order to reduce exposure to movements in the coal price.

Aluminium price exposures are embedded within certain aluminium smelter electricity purchase contracts. These contracts reduce the Company’s exposure to movements in the aluminium price.

Back to Contents

Notes to the 2007 Financial statements

34	FINANCIAL INSTRUMENTS continued

	b) Options relating to operating transactions: designated as hedges

	Assets (note 20)
		Total	Total
		fair value	fair value
		2007	2006
	Bought A$ call options	US$m	US$m

	Less than 1 year	10	8
	Between 1 and 5 years	–	4

	Total	10	12

The above currency option contracts were acquired with companies purchased in 2000 and were entered into by those companies in order to reduce their exposure to the US dollar through forecast sales.

Liabilities (note 26)
	Total fair	Total fair
	value	value
	2007	2006
Aluminium options embedded In electricity purchase contracts	US$m	US$m

Less than 1 year	(7)	–
Between 1 and 5 years	(50)	–

Total	(57)	–

Embedded options exist within an electricity purchase contract for a smelter. These derivatives reduce the Company’s exposure to movements in the aluminium price. A number of put and call options were combined to form synthetic forward contracts that were designated as hedges of variable priced aluminium sales.

Reconciliation to Balance Sheet categories for derivatives designated as hedges	2007	2006
	US$m	US$m

– non-current assets (note 20)	34	42
– current assets (note 20)	100	36
– current liabilities (note 26)	(283)	(162)
– non-current liabilities (note 26)	(490)	(214)

Total derivatives designated as hedges, detailed above	(639)	(298)

The hedged forecast transactions denominated in foreign currencies and the hedged commodity purchase or sales contracts are expected to occur in line with the maturity dates of the derivatives hedging these particular exposures. Gains and losses recognised in equity will be recycled into the income statement in the period during which the hedged transaction affects the income statement. Where the hedged transaction relates to capital expenditures, the gain or loss on the derivative will be recognised in the income statement with in ‘depreciation’ as the fixed asset is amortised.

Gains and losses recognised in the hedging reserve in equity, net of tax and outside interests, for the year to 31 December 2007 amounted to losses of US$102 million including equity accounted units (2006:US$124 million) and the amount reclassified from equity and included in the income statement for the period amounted to US$61 million (2006: US$68 million).

The ineffective portion recognised in the profit or loss that arises from cash flow hedges amounts to a loss of US$1 million (2006: nil).

Back to Contents

Notes to the 2007 Financial statements

34	FINANCIAL INSTRUMENTS continued

c) Forward and option contracts relating to operating transactions: not designated as hedges

Assets

	Total fair	Total fair
	value	value
Forward contracts	2007	2006
Buy New Zealand dollar; sell US dollar	US$m	US$

Less than 1 year	40	32
Between 1 and 5 years	63	75

Total	103	107

The above currency forward contracts relating to the New Zealand dollar were taken out to manage exposures impacting on operating costs.

Aluminium forward contracts

Less than 1 year	225	–
Between 1 and 5 years	17	–

Total	242	–

The above aluminium forward contracts were taken out to manage exposure to movements in the aluminium price. These contracts are not designated as hedges as they are predominantly offset by other aluminium forward contracts.

Buy EUR; sell USD
Less than 1 year	7	–

Buy GBP; sell USD
Less than 1 year	1	–

Total	8	–

Options embedded in contracts
Aluminium options embedded in electricity purchase contracts

Less than 1 year	11	–
Between 1 and 5 years	56	–
More than 5 years	17	–

Total	84	–

Others:
Embedded derivatives	13	10
Other commodity contracts	5	1
Other currency forward contracts and swaps	5	4
Other option contracts	20	–

Total assets relating to derivatives not designated as hedges (note 20)	480	122

The above aluminium options embedded in electricity purchase contracts reduce exposure to movements in the aluminium price.

Back to Contents

Notes to the 2007 Financial statements

34	FINANCIAL INSTRUMENTS continued

Liabilities

	Total fair	Total fair
	value	value
Forward contracts	2007	2006
Aluminium forward contracts	US$m	US$m

Less than 1 year	(212)	–
Between 1 and 5 years	(16)	–

Total	(228)	–

The above aluminium forward contracts were taken out to manage exposure to movements in the aluminium price. These contracts are not designated as hedges as they are predominantly offset by other aluminium forward contracts.

Option contracts
Aluminium options embedded in electricity purchase contracts

Less than 1 year	(39)	–
Between 1 and 5 years	(161)	–
More than 5 years	(59)	–

Total	(259)	–

Others:
Other currency derivative contracts	(5)	–
Other embedded derivatives	(35)	(26)
Other commodity contracts	(5)	(1)
Other derivatives	(5)	–

Total liabilities relating to derivatives not designated as hedges (note 26)	(537)	(27)

The above aluminium options embedded in electricity purchase contracts reduce exposure to movements in the aluminium price.

d) Currency and interest contracts relating to borrowings

	Total fair	Total fair
	value	value
	2007	2006
Assets	US$m	US$m

Buy Euro: sell US dollars
Less than 1 year	–	338

Buy Sterling: sell US dollars
Less than 1 year	–	6
Between 1 and 5 years	–	3

Liabilities

Buy Japanese yen: sell US dollars
Less than 1 year	(1)	(3)

Other currency swaps	(6)	–

Total currency swaps	(7)	344

– designated as fair value hedges	(7)	341
– not designated as hedges	–	3

Interest contracts relating to borrowings: assets	39	7
Interest contracts relating to borrowings: liabilities	(8)	(19)

Total derivatives related to net debt	24	332

Reconciliation to Balance Sheet categories for currency and interest derivatives	2007	2006
	US$m	US$m

– non-current assets (note 20)	–	3
– current assets (note 20)	39	352
– current liabilities (note 26)	(9)	(4)
– non-current liabilities (note 26)	(6)	(19)

Total currency and interest rate contracts, detailed above	24	332

Back to Contents

Notes to the 2007 Financial statements

34	FINANCIAL INSTRUMENTS continued

	These currency contracts are used to fix the US dollar value of non US dollar denominated external debt. The interest rate contracts are used to convert certain fixed rate obligations to a floating rate.

	The ineffective portion recognised in the profit or loss that arises from fair value hedges amounts to a gain of US$1 million ( 2006: nil).

	(C) Fair values

	The carrying values and the fair values of Rio Tinto’s financial instruments, other than trade and other receivables and payables, at 31 December are shown in the following table. The fair values of the Group’s cash, short term borrowings and loans to jointly controlled entities and associates approximate to their carrying values, as a result of their short maturity or because they carry floating rates of interest.

		2007		2006

		Carrying	Fair	Carrying	Fair
		value	value	value	value
		US$m	US$m	US$m	US$m

	Primary financial instruments held or issued to finance the Group’s operations
	US Treasury bonds (note 20)	21	21	20	20
	Equity shares and quoted funds (note 20)	374	374	176	176
	Other investments including loans (note 20)	472	472	184	184
	Cash and cash equivalent assets (note 21)	1,645	1,645	736	736
	Other liquid resources (note 20)	6	6	6	6
	Short term borrowings and bank overdrafts (notes 21 and 22)	(8,213)	(8,225)	(1,504)	(1,507)
	Medium and long term borrowings (note 22)	(38,614)	(38,627)	(2,007)	(2,025)
	Loans to equity accounted units including quasi equity	746	746	379	379
	Deferred consideration (note 25)	(209)	(209)	(179)	(179)
	Other financial liabilities (note 26)	(49)	(49)	–	–

		(43,821)	(43,846)	(2,189)	(2,210)
	Derivatives:
	Forward contracts: designated as hedges (Section B (a) of note 34)	(592)	(592)	(310)	(310)
	Option contracts: designated as hedges (Section B (b) of note 34)	(47)	(47)	12	12
	Forward contracts and option contracts not designated as hedges (Section B (c) of note 34)	(57)	(57)	95	95
	Currency swaps hedging borrowings (Section B (d) of note 34)	(7)	(7)	344	344
	Interest rate swap agreements (Section B (d) of note 34)	31	31	(12)	(12)

	Total	(44,493)	(44,518)	(2,060)	(2,081)

Back to Contents

Notes to the 2007 Financial statements

35	CONTINGENT LIABILITIES AND COMMITMENTS

		2007	2006
		US$m	US$m

	Capital commitments (excluding those related to joint ventures and associates)
	Contracted capital expenditure: property, plant and equipment	2,857	1,912
	Other commitments	75	163

	Capital commitments relating to joint ventures and associates (a)
	Capital commitments incurred by the Group	238	155
	Capital commitments incurred jointly with other venturers (Rio Tinto share)	808	183

	Operating leases
	The aggregate amount of minimum lease payments under non-cancellable operating leases are as follows:

		2007	2006
		US$m	US$m

	Within 1 year	283	62
	Between 1 and 5 years	985	123
	After 5 years	514	242

		1,782	427

Unconditional purchase obligations
The aggregate amount of future payment commitments under unconditional purchase obligations outstanding at 31 December was:

	2007	2006
	US$m	US$m

Within 1 year	1,525	903
Between 1 and 2 years	814	713
Between 2 and 3 years	757	498
Between 3 and 4 years	561	343
Between 4 and 5 years	518	317
After 5 years	3,096	826

	7,271	3,600

Unconditional purchase obligations relate to commitments to make payments in the future for fixed or minimum quantities of goods or services at fixed or minimum prices. The future payment commitments set out above have not been discounted and mainly relate to commitments under ‘take or pay’ power and freight contracts. They exclude unconditional purchase obligations of jointly controlled entities apart from those relating to the Group’s tolling arrangements.
	2007	2006
	US$m	US$m

Contingent liabilities (excluding those relating to joint ventures and associates)
Indemnities and other performance guarantees	235	79

Contingent liabilities relating to joint ventures and associates (a)
Share of contingent liabilities of joint ventures	6	5
Incurred in relation to interests in joint ventures	435	372
Incurred in relation to other venturers’ contingent liabilities	63	45

(a)	Amounts disclosed include those arising as a result of the Group’s investments in both jointly controlled assets and jointly controlled entities.

(b)	The disagreement with the Australian tax office relating to certain transactions undertaken in 1997 to acquire franking credits was settled on 14 June 2007, resulting in an additional tax charge of US$46 million for the year to 31 December 2007.

(c)	There are a number of legal claims currently outstanding against the Group. No material loss to the Group is expected to result from these claims. On 22 February 2008, Alcan Inc. and certain of its subsidiaries (‘Alcan’) were served with a Statement of Objections by the European Commission alleging an infringement of Article 82 EC Treaty in relation to the licensing of smelter cell technology. Alcan contests the allegation that its conduct has been anti-competitive and will continue to co-operate with the Commission’s investigation.

Back to Contents

Notes to the 2007 Financial statements

36	AVERAGE NUMBER OF EMPLOYEES

		Subsidiaries and proportionally
		consolidated units
		2007	2006	2005

	The principal locations of employment were:
	Australia and New Zealand	14,065	11,636	9,927
	North America	13,363	10,201	9,375
	Africa	5,548	4,269	3,958
	Europe	4,623	1,468	1,504
	South America	1,348	874	834
	Indonesia	2,125	1,969	1,920
	Other countries	286	225	306
	Discontinued operations	5,680	–	–

		47,038	30,642	27,824

	Equity accounted units
	(Rio Tinto share) (a)
	2007	2006	2005

The principal locations of employment were:
Australia and New Zealand	2,289	2,192	1,910
North America	376	311	257
Africa	585	521	494
Europe	367	507	529
South America	905	1,072	840
Other countries	117	–	–

	4,639	4,603	4,030

	Group Total
	2007	2006	2005

The principal locations of employment were:
Australia and New Zealand	16,354	13,828	11,837
North America	13,739	10,512	9,632
Africa	6,133	4,790	4,452
Europe	4,990	1,975	2,033
South America	2,253	1,946	1,674
Indonesia	2,125	1,969	1,920
Other countries	403	225	306
Discontinued operations	5,680	–	–

	51,677	35,245	31,854

(a)	Employee numbers, which represent the average for the year, include 100 per cent of employees of subsidiary companies. Employee numbers for proportionally consolidated and equity accounted units are proportional to the Group’s interest. Average employee numbers include a part year effect for companies acquired or disposed of during the year.

(b)	Part time employees are included on a full time equivalent basis. Temporary employees are included in employee numbers.

(c)	People employed by contractors are not included.

(d)	Rio Tinto Alcan’s employees are shown on a pro rata basis.

Back to Contents

Notes to the 2007 Financial statements

37	PRINCIPAL SUBSIDIARIES

At 31 December 2007

Company and country of		Class of	Proportion of		Group
incorporation/operation	Principal activities	shares held	class held %		interest %

Australia
Argyle Diamond Mines	Mining and processing of diamonds	(a)	100		100
Coal & Allied Industries Limited	Coal mining	Ordinary	75.71		75.71
Rio Tinto Aluminium (Holdings) Limited	Bauxite mining; alumina production; primary aluminium smelting	Ordinary	100		100

Dampier Salt Limited	Salt production	Ordinary	68.40		68.40
Energy Resources of Australia Limited	Uranium mining	Class A	68.39		68.39
Hamersley Iron Pty Limited	Iron ore mining	Ordinary	100		100
Queensland Coal Pty Limited (b)	Coal mining	Ordinary	100		100

Canada
Iron Ore Company of Canada Inc	Iron ore mining; iron ore pellets	Series A & E	58.72		58.72
QIT-Fer et Titane Inc	Titanium dioxide feedstock; high purity iron and steel	Common shares	100		100
		Class B preference shares	100		100
Alcan Inc. (c)	Bauxite mining; alumina refining; production of specialty alumina; aluminium smelting, manufacturing and recycling; engineered products; flexible and specialty packaging	Common shares	100		100

France
Talc de Luzenac S.A.	Mining, refining and marketing of talc	E 15.25	100		100

Indonesia
P.T. Kelian Equatorial Mining	Gold mining	Ordinary US$1	90		90

Namibia				}
Rössing Uranium Limited (d)	Uranium mining	B N$1	71.16		68.58
		C N10c	70.59

Papua New Guinea
Bougainville Copper Limited (e)	Copper and gold mining	Ordinary 1 Kina	53.58		53.58

South Africa
Palabora Mining Company Limited	Copper mining, smelting and refining	R1	72.03		57.67
Richards Bay Iron and Titanium (Pty) Limited	Titanium dioxide feedstock; high purity iron	R1	50.5		50

United States of America
Kennecott Holdings Corporation (including Kennecott Utah Copper, Kennecott Minerals, Kennecott Land and Kennecott Exploration)	Copper and gold mining, smelting and refining, land development and exploration activities	Common US$0.01	100		100
Rio Tinto Energy America Inc.	Coal mining	Common US$0.01	100		100
U.S. Borax Inc.	Mining, refining and marketing of borates	Common US$1	100		100

Back to Contents

Notes to the 2007 Financial statements

37	PRINCIPAL SUBSIDIARIES continued

(a)	This entity is unincorporated.

(b)	Queensland Coal Pty Limited is the main legal entity that owns the assets of the Tarong mine and also owns the shares shown in note 40 of Hail Creek, Blair Athol and Kestrel.

(c)	On 23 October 2007, the Rio Tinto Group acquired a controlling 79.42 per cent interest in the issued share capital of Alcan Inc. The remaining 20.58 per cent was acquired by 14 November 2007. See Note 41.

(d)	The Group’s shareholding in Rössing Uranium Limited carries 35.54 per cent of the total voting rights. Rössing is consolidated by virtue of Board control.

(e)	The results of Bougainville Copper Limited are not consolidated. See note 47.

(f)	The Group comprises a large number of companies and it is not practical to include all of them in this list. The list therefore only includes those companies that have a more significant impact on the profit or assets of the Group.

(g)	The Group’s principal subsidiaries are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

(h)	Companies operate mainly in the countries in which they are incorporated.

38	PRINCIPAL JOINTLY CONTROLLED ENTITIES

At 31 December 2007

Company and country of		Number of	Class of	Proportion of		Group
incorporation/operation	Principal activities	shares held	shares held	class held %		interest %

Australia
Boyne Smelters Limited	Aluminium smelting	153,679,560	Ordinary	59.4		59.4
Leichhardt Coal Pty. Limited (b)	Coal mining	20,115,000	Ordinary	44.7		44.7
Queensland Alumina Limited	Alumina production	1,769,600	Ordinary	80		80

Chile
Minera Escondida Limitada (c)	Copper mining and refining			30		30

China
Alcan Ningxia Aluminium Company Limited	Aluminium smelting, alloy production, aluminium product manufacture	459,500,000	RBMY	50		50

New Zealand
New Zealand Aluminium Smelters Limited	Aluminium smelting	24,998,400	Ordinary	79.36		79.36

Norway
Sor-Norge Aluminium A.S.	Aluminium smelting	500,000	Ordinary	50		50

Oman
Sohar Aluminium Company L.L.C.	Aluminium smelting / power generation	37,500	OMR1	20		20

United Kingdom
Anglesey Aluminium Metal Limited	Aluminium smelting	13,387,500	Ordinary £1	51		51
Hydrogen Energy	Alternative energy	125,000	Ordinary £1	50		50

United States of America
Decker	Coal mining		(d)			50
Halco (Mining) Inc.	(e)	4,500	Common	45		45
Pechiney Reynolds Quebec Inc.	(f)	100	Ordinary	50	}	50.3
		1	Preferred	100

(a)	The Group has joint control of the above operations which, except as disclosed in note (d) below, are independent legal entities. It therefore includes them in its accounts using the equity accounting technique.

(b)	Leichhardt has a 31.4 per cent interest in the Blair Athol joint venture. As a result, the Group has a further beneficial interest of 14 per cent in addition to its direct interest of 57.2 per cent, which is owned via a subsidiary of Rio Tinto Limited. The Blair Athol joint venture is disclosed as a jointly controlled asset in note 40.

(c)	The year end of Minera Escondida is 30 June. However, the amounts included in the consolidated financial statements of Rio Tinto are based on accounts of Minera Escondida that are coterminous with those of the Group.

(d)	This operation is unincorporated. The joint venture agreement creates an arrangement that is similar in form to a partnership, and it is therefore classified as a jointly controlled entity.

(e)	Halco has a 51 per cent interest in Compagnie des Bauxites de Guinée, a Bauxite mine, the core assets of which are located in Guinea.

(f)	Pechiney Reynolds Quebec has a 50.1 per cent interest in the Aluminerie de Becancour aluminium smelter, which is located in Canada.

(g)	The Group comprises a large number of operations and it is not practical to include all of them in this list. The list therefore only includes those entities that have a more significant impact on the profit or operating assets of the Group.

(h)	The Group’s principal jointly controlled entities are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

(i)	With the exception of (e) and (f) above, all jointly controlled entities operate mainly in the countries in which they are incorporated.

Back to Contents

Notes to the 2007 Financial statements

39	PRINCIPAL ASSOCIATES

At 31 December 2007

Company and country of		Number of	Class of	Proportion of		Group
incorporation/operation	Principal activities	shares held	shares held	class held %		interest %

Brazil
Mineração Rio do Norte SA (a)	Bauxite mining	25,000,000	Ordinary	12.5	}	12.0
		47,000,000	Preferred	11.8

Cameroon
Compagnie Camerounaise	Aluminium smelting	8,114,979,600	XAF	46.7		46.7
de l’Aluminum

Canada
Ivanhoe Mines Ltd (b)	Copper and gold mining	37,089,883	Common	9.95		9.95

South Africa
Tisand (Pty) Limited	Ilmenite, rutile and zircon mining	7,353,675	R1	49		50

United States of America
Cortez (c)	Gold mining		(d)			40

(a)	Mineração Rio do Norte SA is accounted for as an associated company because the Group has significant influence through representation on its Board of Directors.

(b)	Ivanhoe Mines Ltd is accounted for as an associated company because the Group has significant influence through representation on its Board of Directors and participation in the technical committee that will be responsible for its Oyu Tolgoi project. Rio Tinto has the ability to increase progressively its stake to 43 per cent over the next four years at predetermined prices involving an additional investment of US$2 billion.

(c)	See footnote (a) of note 42.

(d)	This operation is unincorporated.

(e)	The Group’s principal associates are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

(f)	The Group comprises a large number of operations and it is not practical to include all of them in this list. The list therefore only includes those entities that have a more significant impact on the profit or operating assets of the Group.

(g)	With the exception of Ivanhoe Mines Ltd, the core assets of which are located in Mongolia, all associates operate mainly in the countries in which they are incorporated.

40	PRINCIPAL JOINTLY CONTROLLED ASSETS AND OTHER PROPORTIONALLY CONSOLIDATED UNITS

At 31 December 2007

Name and country		Group
of operation	Principal activities	interest %

Australia
Tomago Aluminium Joint Venture	Aluminium smelting	51.6
Bengalla	Coal mining	30.3
Blair Athol Coal (b)	Coal mining	71.2
Hail Creek	Coal mining	82
Kestrel	Coal mining	80
Mount Thorley	Coal mining	60.6
Warkworth	Coal mining	42.1
Northparkes Mine	Copper/gold mining and processing	80
Gladstone Power Station	Power generation	42.1
Robe River Iron Associates	Iron ore mining	53
Hope Downs Joint Venture	Iron ore mining	50
HIsmelt®	Iron technology	60

Brazil
Consórcio de Alumínio Maranhão	Alumina production	10

Canada
Diavik	Mining and processing of diamonds	60

Indonesia
Grasberg expansion	Copper and gold mining	40

United States of America
Greens Creek (c)	Silver, gold, zinc and lead mining	70.3

Back to Contents

Notes to the 2007 Financial statements

40	PRINCIPAL JOINTLY CONTROLLED ASSETS AND OTHER PROPORTIONALLY CONSOLIDATED UNITS continued

(a)	The Group comprises a large number of operations, and it is not practical to include all of them in this list. The list therefore only includes those proportionally consolidated units that have a more significant impact on the profit or operating assets of the Group.

(b)	The Group has a direct interest of 57.2 per cent in Blair Athol Coal, and an additional 14 per cent interest through its investment in Leichhardt Coal Pty Limited, which is disclosed as a jointly controlled entity in note 38.

(c)	See footnote (b) of note 42.

(d)	The Group’s proportionally consolidated units are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

41	PURCHASES AND SALES OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER INTERESTS IN BUSINESSES

2007 Acquisitions

Alcan acquisition

On 23 October 2007, the Rio Tinto Group acquired a controlling 79.42 per cent interest in the issued share capital of Alcan Inc. The remaining 20.58 per cent was acquired by 14 November 2007. The total purchase price to acquire Alcan Inc. amounted to US$38.7 billion.

Alcan Inc. is the parent company of an international group of companies involved in bauxite mining, alumina refining, aluminium smelting, engineered products, flexible and specialty packaging, as well as related research and development.

The Group has decided to dispose of Alcan Packaging, which is presented in the balance sheet in the lines: ‘Assets held for sale’ and ‘Liabilities of disposal groups held for sale’. Therefore, the income and cash flow statements for the year exclude amounts relating to Alcan Packaging.

The fair values of the identifiable assets and liabilities of Alcan Inc. as at the date of acquisition were provisionally estimated as follows:

	IFRS		Provisional
	carrying	Fair value	fair value
	values	adjustments	to Group
	US$m	US$m	US$m

Intangible assets	804	6,663	7,467
Property, plant & equipment	11,579	6,703	18,282
Equity method investments	1,415	2,770	4,185
Inventories	2,643	213	2,856
Assets held for sale	6,984	–	6,984
Cash	991	–	991
Deferred tax assets	223	5	228
Other assets	4,353	231	4,584
Loans and borrowings	(5,580)	115	(5,465)
Liabilities of disposal groups held for sale	(2,642)	–	(2,642)
Deferred tax liabilities	(461)	(3,721)	(4,182)
Provisions for liabilities and charges	(4,581)	(57)	(4,638)
Other liabilities	(4,265)	(211)	(4,476)
Minority interest	(55)	–	(55)
Goodwill	2,055	12,478	14,533

Net attributable assets including goodwill	13,463	25,189	38,652

Total consideration:
Cost of shares			37,996
Acquisition costs			74
Liabilities assumed			132
Loans to acquired subsidiary			450

Total consideration – Alcan			38,652

Other subsidiaries and equity accounted units acquired			54

Total consideration			38,706

Cash outflow on acquisitions:
Total consideration			38,706
Net cash of acquired companies			(991)
Liabilities assumed			(132)
Other (including disposal proceeds of US$13 million)			(57)

Net acquisitions per cash flow statement			37,526

Back to Contents

Notes to the 2007 Financial statements

41	PURCHASES AND SALES OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER INTERESTS IN BUSINESSES continued

The future economic benefits represented by the goodwill include those associated with synergies, future development and expansion projects and the assembled workforce. As a result of the size of the acquisition and complexity of the valuation process, the above fair values are provisional. These will be subject to further review during the 12 months from the acquisition date.

For the period since acquisition, sales revenue of US$3,544 million (excluding equity accounted units) and profit after tax of US$293 million attributable to continuing operations are included in the consolidated income statement.

The following pro forma summary presents the Group as if Alcan Inc. had been acquired on 1 January 2007. The pro forma amounts include the results of the acquired group, recognising the amortisation of the fair values attributed to the assets acquired and the interest expense on debt incurred as a result of the acquisition. The proforma interest charge for the whole of 2007 on the acquisition debt has been based on the one month LIBOR rate as at 31 December 2007, of 4.6 per cent. The pro forma amounts do not take account of synergies anticipated as a result of the acquisition; but include non recurring costs borne by Alcan Inc. relating to the acquisition and suffer the costs of financing assets held for sale. The pro forma information does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

				2007
				US$m

Gross sales revenue				45,590
Profit for the year (including amounts attributable to outside equity shareholders)				7,727

2006 Acquisitions

			Ownership	Date of
Name of operation	Location	Principal activities	acquired %	acquisition

Associates
Ivanhoe Mines	Canada	Copper and gold mining	9.95	18 October 2006

Proportionally consolidated units
Hope Downs Joint Venture	Australia	Iron ore mining	50	16 March 2006

2006 Disposals

			Ownership
		Principal	disposed	Date of
Name of operation	Location	activities	of %	disposal

Jointly controlled entities
Eurallumina SpA	Italy	Alumina production	56.16	2 November 2006

(a)	The aggregate profit on disposal of interests in businesses in 2006 was US$5 million (US$3 million net of tax). These gains have been excluded from Underlying earnings, as shown in note 2.

(b)	The Cash flow statement includes the following relating to acquisitions and disposals of interests in businesses:
	–	US$279 million in ‘(Acquisitions) / disposals of subsidiaries, joint ventures and associates’, comprising US$303 million paid for acquisitions, net of US$24 million of disposal proceeds. In accordance with IAS 7, these proceeds were stated net of US$17 million of cash and cash equivalents transferred on sale of subsidiaries.
	–	US$167 million included in ‘Purchase of financial assets’.

(c)	Non cash disposal proceeds of US$23 million were received during the year.

2005 Disposals
			Ownership
		Principal	disposed	Date of
Name of operation	Location	activities	of %	disposal

Associates
Lihir Gold Limited	Papua New Guinea	Gold mining	14.46	30 November 2005

Other investments
Labrador Iron Ore Royalty
Income Fund	Canada	Investing	19	30 March 2005

(a)	The aggregate profit on disposal of interests in businesses in 2005 was US$322 million (US$311 million net of tax). These gains were excluded from underlying earnings.

(b)	The Cash flow statement included proceeds from disposals of interests in businesses as follows:
	–	US$323 million included in ‘Disposals of subsidiaries, joint ventures and associates (less acquisitions)’ which comprised US$295 million in respect of associates and US$28 million in respect of subsidiaries.
	–	US$133 million included in ‘sales of other financial assets’.

42	SALES AGREEMENTS AFTER THE BALANCE SHEET DATE

(a)	On 5 March2008, the Group completed the sale of its interest in the Cortez gold mine (previously in the Copper product group) for cash consideration of US$1,695 million. The Group will benefit from a deferred additional payment in the event of a significant discovery of additional reserves and resources at the Cortez mine and will also retain a contingent royalty interest in the future production of the property.

(b)	On 12 February 2008, the Group announced an agreement to sell its joint venture interest in the Greens Creek mine to Hecla Mining Company. Greens Creek, which mines silver, gold, zinc and lead, is currently part of the Copper product group. The sale price is US$750 million, comprising a cash component of US$700 million with the balance in the common stock of the buyer. Closing is subject to customary conditions, including expiration of the waiting period under the Hart-Scott-Rodino Act.

Back to Contents

Notes to the 2007 Financial statements

43	DIRECTORS’ AND KEY MANAGEMENT REMUNERATION

	Aggregate remuneration, calculated in accordance with the Companies Act 1985, of the directors of the parent companies was as follows:

		2007	2006	2005
		US$’000	US$’000	US$’000

	Emoluments	11,103	9,852	7,523
	Long term incentive plans	9,573	255	2,298

		20,676	10,107	9,821

	Pension contributions: defined contribution plans	130	60	58
	Gains made on exercise of share options	–	1,260	5,763

For 2007, a total of US$6,607,100 (2006: US$3,713,900; 2005: US$8,024,100) was attributable to the highest paid director in respect of the aggregate amounts disclosed in the above table, including gains made on exercise of share options. The accrued pension lump sum entitlement for the highest paid director was US$14,014,000 (2006: US$12,124,400 annualised pension value; 2005: US$712,100 annualised pension value).

The aggregate remuneration incurred by Rio Tinto plc in respect of its directors was US$13,678,000 (2006: US$7,296,800; 2005: US$12,270,000). The aggregate pension contribution to defined contribution plans was US$56,000 (2006 and 2005: no pension contributions).

The aggregate remuneration, including pension contributions and other retirement benefits, incurred by Rio Tinto Limited in respect of its directors was US$7,128,500 (2006: US$4,130,600; 2005: US$3,372,000). The aggregate pension contribution to defined contribution plans was US$74,000 (2006: US$60,000; 2005: US$58,000).

During 2007, three directors (2006: three; 2005: three) accrued retirement benefits under defined benefit arrangements, and one director (2006: one; 2005: one) accrued retirement benefits under defined contribution arrangements.

Emoluments included in the table above have been translated from local currency at the average rate for the year with the exception of bonus payments which, together with amounts payable under long term incentive plans, have been translated at the year end rate.

More detailed information concerning directors’ remuneration, shareholdings and options is shown in the Remuneration report, including Tables 1 to 5, on pages 120 to 144.

Aggregate compensation, representing the expense recognised under IFRS, of the Group’s key management, including directors, was as follows:

	2007	2006	2005
	US$’000	US$’000	US$’000

Short-term employee benefits and costs	25,826	20,663	19,204
Post-employment benefits	4,480	3,444	2,325
Other long-term benefits	2,537	737	737
Termination benefits	817	–	1,129
Share-based payments	41,540	1,631	12,154

	75,200	26,475	35,549

The figures shown above include employment costs which comprise social security and accident premiums in the UK and US and payroll taxes in Australia paid by the employer as a direct additional cost of hire. In total, they amount to US$2,481,000 and although disclosed here, are not included in Table 1 of the Remuneration report.

More detailed information concerning the remuneration of key management is shown in the Remuneration report including Tables 1 to 5 on pages 120 to 144.

Back to Contents

Notes to the 2007 Financial statements

44	AUDITORS’ REMUNERATION

		2007	2006	2005
		US$m	US$m	US$m

	Group Auditors’ remuneration (a)

	Audit services pursuant to legislation – fees payable
	– the audit of the Group’s annual accounts	3.0	2.8	2.0
	– the audit of the accounts of the Group’s subsidiaries (b)	27.7	8.0	6.3

		30.7	10.8	8.3

	Other services
	– other services supplied pursuant to legislation (c)	–	2.4	3.0
	– taxation services (d)	0.8	0.8	1.6
	– other services (e)	10.2	0.9	2.4

		11.0	4.1	7.0
	Fees in respect of pension scheme audits	–	0.1	0.2

		41.7	15.0	15.5

	Remuneration payable to other accounting firms (f)

	Non-Audit Services
	– the auditing of accounts of the Group’s subsidiaries pursuant to legislation	0.4	0.3	0.2
	– taxation services	3.7	2.8	3.1
	– financial systems design and implementation	0.3	0.3	1.2
	– internal audit	4.4	4.2	3.3
	– litigation services	0.1	0.1	–
	– other services (g)	7.0	7.1	9.7

		15.9	14.8	17.5
	Fees in respect of pension scheme audits	0.3	0.2	–

		16.2	15.0	17.5

		57.9	30.0	33.0

(a)	The remuneration payable to PricewaterhouseCoopers, the Group Auditors, is approved by the Audit committee. The committee sets the policy for the award of non audit work to the auditors and approves the nature and extent of such work, and the amount of the related fees, to ensure that independence is maintained. The fees disclosed above consolidate all payments made to PricewaterhouseCoopers by the Companies and their subsidiaries, together with the Group’s share of the payments made by proportionally consolidated units.

(b)	Fees payable for the ‘audit of the accounts of the Group’s subsidiaries’ includes the statutory audit of subsidiaries and other audit work performed to support the audit of the Group financial statements. This includes the full costs relating to the 2007 audit of Alcan Inc. and its subsidiaries of US$18.8 million.

(c)	‘Other services supplied pursuant to legislation’ primarily relates to preparatory work relating to compliance with the Sarbanes-Oxley Act.

(d)	‘Taxation services’ includes tax compliance and advisory services, involving the preparation or review of returns for corporation, income, sales and excise taxes; advice on acquisitions; advice on transfer pricing.

(e)	‘Other services’ include fees in connection with the acquisition of Alcan Inc., and the Group’s divestment programme.

(f)	‘Remuneration payable to other accounting firms’ does not include fees for similar services payable to suppliers of consultancy services other than accountancy firms.

(g)	‘Other services’ in respect of other accounting firms includes pension fund and payroll administration, advice on accounting matters, secondments of accounting firms’ staff, forensic audit, advisory services in connection with Section 404 of the Sarbanes-Oxley Act and other consultancy.

Back to Contents

Notes to the 2007 Financial statements

45	RELATED PARTY TRANSACTIONS

Information about material related party transactions of the Rio Tinto Group is set out below:

Subsidiary companies and proportionally consolidated units
Details of investments in principal subsidiary companies are disclosed in note 37.
Information relating to proportionally consolidated units can be found in note 40.

Equity accounted units
Transactions and balances with equity accounted units are summarised below. Purchases relate largely to amounts charged by jointly controlled entities for toll processing of bauxite and alumina. Sales relate largely to charges for supply of coal to jointly controlled marketing entities for onsale to third party customers.

	2007	2006	2005
Income statement items	US$m	US$m	US$m

Purchases from equity accounted units	(1,538)	(1,364)	(1,259)
Sales to equity accounted units	1,338	1,497	1,296

Balance sheet items

Investments in equity accounted units (note 14) (a)	7,038	2,235
Loans to equity accounted units	362	151
Loans from equity accounted units	(174)	(65)
Trade and other receivables: amounts due from equity accounted units (note 17)	804	648
Trade and other payables: amounts due to equity accounted units (note 25)	(219)	(143)

Cash flow statement items

(Funding of)/repayments from equity accounted units	(216)	(47)	17

(a)	Further information about investments in equity accounted units is set out in Notes 38 and 39.

Pension funds
Information relating to pension fund arrangements is disclosed in note 49.

Directors and key management
Details of directors’ and key management remuneration are set out in note 43 and in the Remuneration report, including Tables 1 to 5, on pages 120 to 144.

46	EXCHANGE RATES IN US$

	The principal exchange rates used in the preparation of the 2007 financial statements are:

		Annual	Annual	Annual	Year	Year	Year
		Average	Average	Average	end	end	end
		2007	2006	2005	2007	2006	2005

	Sterling	2.00	1.84	1.82	1.99	1.96	1.73
	Australian dollar	0.84	0.75	0.76	0.88	0.79	0.73
	Canadian dollar	0.93	0.88	0.83	1.01	0.86	0.86
	South African rand	0.142	0.148	0.157	0.147	0.143	0.158
	Euro	1.37	1.26	1.24	1.47	1.32	1.18

47	BOUGAINVILLE COPPER LIMITED (‘BCL’)

The Panguna mine remains shut down. Access to the mine site has not been possible and an accurate assessment of the condition of the assets cannot be determined. Considerable funding would be required to recommence operations to the level which applied at the time of the mine’s closure in 1989 and these funding requirements cannot be forecast accurately. The directors do not have access to reliable, verifiable or objective information on BCL and the directors have therefore decided to exclude BCL information from the financial statements. BCL reported a net profit of US$1 million for the financial year (2006: US$1 million; 2005: nil). This is based upon actual transactions for the financial year. The aggregate amount of capital and reserves reported by BCL as at 31 December 2007 was US$147 million (2006: US$129 million). The Group owns 214,887,966 shares in BCL, representing 53.6 per cent of the issued share capital. The investment of US$195 million was fully provided against in 1991. At 31 December 2007, the number of shares in BCL held by the Group, multiplied by the share price, resulted in an amount of US$281 million (2006: US$119 million).

Back to Contents

Notes to the 2007 Financial statements

48	SHARE-BASED PAYMENTS

Rio Tinto plc and Rio Tinto Limited (“the Companies”) have a number of share-based payment plans, which are described in detail in the Remuneration Report on pages 120 to 133. These plans have been accounted for in accordance with the fair value recognition provisions of ‘IFRS 2 Share-based Payment’, which means that IFRS 2 has been applied to all grants of employee share-based payments that had not vested as at 1 January 2004.

The compensation cost that has been recognised in income for Rio Tinto’s share-based compensation plans, and related liability (for cash-settled plans), are set out in the table below.

	Expense recognised for the year			Liability at the end of the year

	2007	2006	2005	2007	2006
	US$m	US$m	US$m	US$m	US$m

Equity-settled plans	39	25	26	–	–
Cash-settled plans	181	7	22	219	43

Total	220	32	48	219	43

Lattice-based option valuation model
The fair value of share options is estimated as at the date of grant using a lattice-based option valuation model. The significant assumptions used in the valuation model are disclosed below. Expected volatilities are based on the historical volatility of Rio Tinto’s share returns under the UK and Australian listings. Historical data was used to estimate employee forfeiture and cancellation rates within the valuation model. Under the Share Option Plans, it is assumed that after options have vested, 20 per cent per annum of participants will exercise their options when the market price is at least 20 per cent above the exercise price of the option. Participants in the Share Savings Plans are assumed to exercise their options immediately after vesting. The implied lifetime of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate used in the valuation model is equal to the yield available on UK and Australian zero-coupon government bonds (for plc and Limited options respectively) at the date of grant with a term equal to the expected term of the options.

Summary of options outstanding A summary of the status of the Companies’ fixed share option plans at 31 December 2007, and changes during the year ended 31 December 2007, is presented below.

		Weighted	Weighted
		average	average
		exercise	remaining	Aggregate
		price	contractual	intrinsic
		per option	life	value
	2007	2007	2007	2007
Options outstanding at 31 December	Number	£ / A$	Years	US$m

Rio Tinto plc Share Savings Plan (£9 – £36)	1,419,715	18.39	2.1	99
Rio Tinto plc Share Option Plan (£8 – £35)	4,960,203	18.75	6.7	341
Rio Tinto Limited Share Savings Plan (A$26 – A$79)	2,634,607	46.36	2.3	202
Rio Tinto Limited Share Option Plan (A$33 – A$94)	3,351,754	50.84	6.9	244

	12,366,279			886

As at 31 December 2006, there were 12,971,924 options outstanding with an aggregate intrinsic value of US$316 million.

Options exercisable at 31 December

Rio Tinto plc Share Option Plan (£8 – £15)	2,387,532	13.16	5.2	191
Rio Tinto Limited Share Option Plan (A$33 – A$40)	1,529,378	35.21	5.4	133

	3,916,910			324

As at 31 December 2006, there were 3,978,543 options exercisable with an aggregate intrinsic value of US$118 million.

As at 31 December 2007, no options were exercisable under both the Rio Tinto plc and the Rio Tinto Limited Share Savings Plans.

Back to Contents

Notes to the 2007 Financial statements

48	SHARE-BASED PAYMENTS continued

Share Savings Plans
Awards under these plans are settled in equity and accounted for accordingly. The fair value of each award on the day of grant was estimated using a lattice-based option valuation model, including allowance for the exercise price being at a discount to market price. The key assumptions used in the valuation are noted in the following table.

		Risk-free	Expected	Dividend	Forfeiture	Cancellation	Implied
		interest rate	volatility	yield	rates	rates	lifetime
		%	%	%	%	%	Years

Awards made in 2007
–	Rio Tinto plc	5.0	35.0	1.5	5.0	5.0	2.2-5.2
–	Rio Tinto Limited	6.5	28.0	1.4	5.0	5.0	3.2-5.2

Rio Tinto plc – Share Savings Plan
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	2007	2007	2006	2006	2005	2005
	Number	£	Number	£	Number	£

Options outstanding at 1 January	1,497,463	14.26	1,624,492	11.84	1,709,069	10.11
Granted	324,170	30.47	323,256	20.72	393,275	16.64
Forfeited	(32,518)	14.30	(35,953)	14.06	(32,350)	10.25
Exercised	(311,458)	11.12	(376,802)	9.59	(334,750)	9.32
Cancellations	(36,075)	20.13	(25,097)	12.38	(70,027)	10.98
Expired	(21,867)	10.36	(12,433)	11.72	(40,725)	9.13

Options outstanding at 31 December	1,419,715	18.39	1,497,463	14.26	1,624,492	11.84

	2007	2006	2005
	£	£	£

Weighted average fair value, at date of grant, of options granted during the year (£)	13.16	7.93	8.09
Share price, at date of grant, of options granted during the year (£)	41.31	24.63	22.34
Weighted average share price at the time the options were exercised during the year (£)	28.55	27.86	16.95

Rio Tinto Limited – Share Savings Plan
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	2007	2007	2006	2006	2005	2005
	Number	A$	Number	A$	Number	A$

Options outstanding at 1 January	2,748,026	36.00	2,786,301	30.56	2,680,986	27.18
Granted	548,549	79.27	494,141	56.80	707,144	40.92
Forfeited	(121,590)	37.05	(81,201)	30.85	(49,532)	27.31
Exercised	(480,955)	27.75	(414,201)	25.65	(407,195)	27.82
Cancellations	(39,126)	41.75	(36,936)	30.94	(131,498)	27.34
Expired	(20,297)	27.71	(78)	25.57	(13,604)	27.86

Options outstanding at 31 December	2,634,607	46.36	2,748,026	36.00	2,786,301	30.56

	2007	2006	2005
	A$	A$	A$

Weighted average fair value, at date of grant, of options granted during the year (A$)	34.13	23.56	21.62
Share price, at date of grant, of options granted during the year (A$)	106.28	69.25	56.50
Weighted average share price at the time the options were exercised during the year (A$)	81.13	74.16	43.83

Back to Contents

Notes to the 2007 Financial statements

48	SHARE-BASED PAYMENTS continued

Share Option Plans
The Group has a policy of settling these awards in equity, although the directors at their discretion can offer a cash alternative. The awards are accounted for in accordance with the requirements applying to equity-settled, share-based payment transactions. The performance conditions in relation to Total Shareholder Return (“TSR”) have been incorporated in the measurement of fair value for these awards by modelling the correlation between Rio Tinto’s TSR and that of the index. The relationship between Rio Tinto’s TSR and the index was simulated many thousands of times to derive a distribution which, in conjunction with the lattice-based option valuation model, was used to determine the fair value of the options. The key assumptions are noted in the following table.

		Risk-free	Expected	Dividend	Turnover	Implied
		interest rate	volatility	yield	rates	lifetime
		%	%	%	%	Years

Awards made in 2007
–	Rio Tinto plc	5.0	34.0	2.4	3.0	5.2
–	Rio Tinto Limited	5.8	27.0	2.2	3.0	5.9

A summary of the status of the Companies’ performance-based share option plans at 31 December 2007, and changes during the year ended 31 December 2007, is presented below.

Rio Tinto plc – Share Option Plan
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	2007	2007	2006	2006	2005	2005
	Number	£	Number	£	Number	£

Options outstanding at 1 January	5,185,847	16.33	6,290,155	13.45	8,053,292	12.33
Granted	786,002	27.29	931,418	27.11	979,593	18.26
Forfeited	(42,211)	24.73	(63,713)	25.16	(71,312)	14.96
Exercised	(969,435)	12.50	(1,972,013)	11.95	(2,671,418)	11.80

Options outstanding at 31 December	4,960,203	18.75	5,185,847	16.33	6,290,155	13.45

	2007	2006	2005
	£	£	£

Weighted average fair value, at date of grant, of options granted during the year (£)	6.25	7.40	4.09
Weighted average share price, at date of grant, of options granted during the year (£)	27.48	26.89	18.25
Weighted average share price at the time the options were exercised during the year (£)	39.25	29.01	20.37

In addition to the equity-settled options shown above, there were 121,131 cash-settled options outstanding at 31 December 2007. The total liability for these awards at 31 December 2007 was US$7 million (2006: US$1 million).

Rio Tinto Limited – Share Option Plan
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	2007	2007	2006	2006	2005	2005
	Number	A$	Number	A$	Number	A$

Options outstanding at 1 January	3,540,588	43.53	3,959,472	36.17	4,073,599	34.24
Granted	568,638	75.12	716,318	71.06	669,731	47.04
Forfeited	(20,504)	71.57	(89,041)	53.64	(48,880)	37.60
Exercised	(736,968)	31.88	(1,043,766)	33.65	(734,978)	35.30
Expired	–	–	(2,395)	39.87	–	–

Options outstanding at 31 December	3,351,754	50.84	3,540,588	43.53	3,959,472	36.17

	2007	2006	2005
	A$	A$	A$

Weighted average fair value, at date of grant, of options granted during the year (A$)	14.37	17.09	8.93
Weighted average share price, at date of grant, for options granted during the year (A$)	75.57	70.85	46.89
Weighted average share price at the time the options were exercised during the year (A$)	102.04	76.64	49.86

In addition to the equity-settled options shown above, there were 53,369 cash-settled options outstanding at 31 December 2007. The total liability for these awards at 31 December 2007 was US$3 million (2006: US$2 million).

Share Ownership Plan
The fair values of awards of Matching and Free Shares made by Rio Tinto are taken to be the market value of the shares on the date of purchase. These awards are settled in equity. The total fair value of shares awarded during the year was £1,145,000 (2006: £988,000; 2005: £877,000).

Back to Contents

Notes to the 2007 Financial statements

48	SHARE-BASED PAYMENTS continued

Mining Companies Comparative Plan
Awards under this plan are accounted for in accordance with the requirements applying to cash-settled, share based payment transactions. If any awards are ultimately settled in shares, the liability is transferred direct to equity as the consideration for the equity instruments issued. The grant date fair value of the awards is taken to be the market value of the shares at the date of award, reduced by 50 per cent for anticipated relative TSR performance. In addition, for the valuations after 2005, the market value is reduced for non receipt of dividends between measurement date and date of vesting (excluding post 2003 awards for executive directors and product group CEOs). Forfeitures are assumed prior to vesting at three per cent per annum of outstanding awards. In accordance with the method of accounting for cash-settled awards, fair values are subsequently remeasured each year to reflect the number of awards expected to vest based on the current and anticipated TSR performance.

A summary of the status of the Companies’ performance-based share plans at 31 December 2007, and changes during the year, is presented below.

Rio Tinto plc – Mining Companies Comparative Plan

		Weighted		Weighted		Weighted
		average		average		average
		fair value		fair value		fair value
		at grant		at grant		at grant
		date		date		date
	2007	2007	2006	2006	2005	2005
	Number	£	Number	£	Number	£

Non-vested shares at 1 January	2,777,374	7.36	2,276,511	6.62	1,819,497	6.20
Awarded	719,898	12.61	850,126	9.02	891,010	7.03
Forfeited	(45,370)	10.39	(60,826)	8.18	(21,532)	6.78
Failed performance conditions	(221,656)	6.26	(233,843)	6.20	(343,731)	5.59
Vested	(52,173)	6.26	(54,594)	6.22	(68,733)	6.04

Non-vested shares at 31 December	3,178,073	8.60	2,777,374	7.36	2,276,511	6.62

Weighted-average share price at date of vesting (£)		27.99		28.67		17.59

	2007	2006	2005
	£’000	£’000	£’000

Total fair value of shares issued in settlement of shares vested during the year	457	529	134
Total cash payments made in settlement of shares vested during the year	1,003	1,035	258
Total cash payments made in settlement of shares vested during previous years	–	1,374	–

Rio Tinto Limited – Mining Companies Comparative Plan

		Weighted		Weighted		Weighted
		average		average		average
		fair value		fair value		fair value
		at grant		at grant		at grant
		date		date		date
	2007	2007	2006	2006	2005	2005
	Number	A$	Number	A$	Number	A$

Non-vested shares at 1 January	1,897,008	19.35	1,510,846	17.27	1,129,237	16.11
Awarded	533,225	34.91	646,637	23.59	588,483	18.15
Forfeited	(39,790)	31.36	(83,092)	19.90	(12,337)	17.35
Failed performance conditions	(149,044)	17.50	(146,738)	16.84	(176,741)	13.21
Vested	(31,711)	17.58	(30,645)	16.84	(17,796)	13.41

Non-vested shares at 31 December	2,209,688	23.04	1,897,008	19.35	1,510,846	17.27

Weighted-average share price at date of vesting (A$)		77.95		71.65		43.89

	2007	2006	2005
	A$’000	A$’000	A$’000

Total fair value of shares issued in settlement of shares vested during the year	879	1,136	342
Total cash payments made in settlement of shares vested during the year	1,604	1,060	394

Back to Contents

Notes to the 2007 Financial statements

48	SHARE-BASED PAYMENTS continued

Management Share Plan
The Management Share Plan was introduced during 2007 and is described in the Remuneration report on pages 120 to 133. The awards will be settled in equity including the dividends accumulated from date of award to vesting. The awards are accounted for in accordance with the requirements applying to equity-settled, share based payment transactions. The fair value of each award on the day of grant is set equal to share price on the day of grant.

Forfeitures are assumed prior to vesting at three per cent per annum of outstanding awards.

A summary of the status of the Companies’ fixed share plans at 31 December 2007, and changes during the year, is presented below:

Rio Tinto plc – Management Share Plan

		Weighted
		average
		fair value
		at grant
		date
	2007	2007
	Number	£

Non-vested awards at 1 January	–	–
Awarded	365,670	30.09
Forfeited	(19,382)	28.33
Vested	(2,072)	27.15

Non-vested awards at 31 December	344,216	30.20

Estimated weighted average share price of awards vested during the year (£)		43.75

In addition to the equity-settled awards shown above, there were 6,225 cash-settled awards outstanding at 31 December 2007. The total liability for these awards at 31 December 2007 was less than US$1 million.

Rio Tinto Limited – Management Share Plan

		Weighted
		average
		fair value
		at grant
		date
	2007	2007
	Number	A$

Non-vested awards at 1 January	–	–
Awarded	282,565	81.65
Forfeited	(9,973)	76.02
Vested	(1,392)	74.84

Non-vested awards at 31 December	271,200	81.89

Estimated weighted average share price of awards vested during the year (A$)		98.69

In addition to the equity-settled awards shown above, there were 6,850 cash-settled awards outstanding at 31 December 2007. The total liability for these awards at 31 December 2007 was less than US$1 million.

Back to Contents

Notes to the 2007 Financial statements

49	POST RETIREMENT BENEFITS

Description of plans
The Group operates a number of pension and post retirement healthcare plans around the world. Some of these plans are defined contribution and some are defined benefit, with assets held in separate trustee administered funds. Valuations of these plans are produced and updated annually to 31 December by qualified actuaries. A number of defined benefit and defined contribution plans were brought into the Group as a result of the Alcan acquisition. These plans are reflected in this note, except for plans sponsored by the Packaging business. Those plans are accounted for as assets or liabilities held for sale.

Pension plans
The majority of the Group’s pension obligations are in Canada, the UK, the US, Australia and Switzerland, with further notable obligations in other European countries.

There are a number of pension arrangements in the UK. The defined benefit sections of these arrangements are linked to final pay and are closed to new members, with new employees being admitted to defined contribution sections.

In Australia, there are two superannuation plans providing defined benefits linked to final pay, typically paid in lump sum form. The main plan contains principally defined contribution liabilities, but is accounted for as a defined benefit plan as it contains characteristics of both types of plan.

A number of defined benefit pension plans are sponsored by the US and Canadian entities. The main plans are two Canadian plans for salaried and bargaining employees. Benefits for salaried staff are generally linked to final average pay, while benefits for bargaining employees are reviewed in negotiation with unions.

In Europe, there are defined benefit plans in Switzerland, the Netherlands, Germany and France. The largest single plan is in Switzerland and provides benefits linked to final average pay.

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

Plan assets
The proportions of the total fair value of assets in the pension plans for each asset class at the balance sheet date were:

	2007	2006

Equities	60.2%	67.2%
Bonds	29.4%	25.2%
Property	7.2%	4.3%
Other	3.2%	3.3%

	100.0%	100.0%

The assets of the plans are generally managed on a day-to-day basis by external specialist fund managers. These managers may invest in the Group’s securities subject to limits imposed by the relevant fiduciary committees and local legislation. The approximate total holding of Group securities within the defined benefit plans is US$44 million.

Main assumptions (rates per annum)
The main assumptions for the valuations of the plans are set out below:

							Other
							(mainly
	UK	Australia (a)	US	Canada	Eurozone	Switz.	Africa) (b)

At 31 December 2007
Rate of increase in salaries	5.0%	5.5%	3.9%	3.4%	2.8%	2.6%	7.5%
Rate of increase in pensions	3.1%	2.7%	–	0.6%	2.3%	0.8%	5.5%
Discount rate	5.9%	5.4%	6.2%	5.5%	5.5%	3.6%	8.1%
Inflation	3.4%	3.6%	2.4%	2.2%	2.3%	1.4%	5.5%

At 23 October 2007 (Alcan plans only)
Rate of increase in salaries	4.3%	5.0%	3.9%	3.5%	2.5%	2.3%	–
Rate of increase in pensions	2.7%	–	–	0.8%	2.0%	0.8%	–
Discount rate	5.8%	5.2%	6.1%	5.4%	5.2%	3.5%	–
Inflation	3.3%	3.5%	2.4%	2.3%	2.0%	1.1%	–

At 31 December 2006
Rate of increase in salaries	5.1%	5.1%	3.9%	3.8%	–	–	6.8%
Rate of increase in pensions	3.1%	3.1%	–	–	–	–	4.8%
Discount rate	5.2%	5.0%	5.9%	5.0%	–	–	7.4%
Inflation	3.1%	3.1%	2.4%	2.3%	–	–	4.8%

(a) The discount rate shown for Australia is after tax.

(b) The assumptions vary by location for the ‘Other’ plans. Assumptions shown are for Southern Africa.

The main financial assumptions used for the healthcare plans, which are predominantly in the US, were: discount rate: 6.1 per cent (2006: 5.8 per cent), medical trend rate: 7.7 per cent reducing to 5.1 per cent by the year 2016 broadly on a straight line basis (2006: 8.2 per cent, reducing to 5.2 per cent by the year 2011), claims cost based on individual company experience.

Back to Contents

Notes to the 2007 Financial statements

49	POST RETIREMENT BENEFITS continued

For both the pension and healthcare arrangements the post-retirement mortality assumptions allow for future improvements in mortality.

The mortality tables used for the main arrangements imply that a male aged 60 at the balance sheet date has an expected future lifetime of 24 years (2006: 24 years). A male reaching age 60 20 years after the balance sheet date would have an expected future lifetime of 25 years (2006: 25 years).

							Other
							(mainly
Long term rate of return expected:	UK	Australia	US	Canada	Eurozone	Switz.	Africa) (a)

At 24 October 2007 (Alcan plans only)
Equities	7.8%	8.9%	7.9%	7.7%	7.8%	6.6%	–
Bonds	4.9%	5.4%	5.3%	4.6%	4.5%	3.4%	–
Property	6.1%	7.0%	6.2%	6.0%	6.1%	4.9%	–
Other	4.3%	3.6%	3.2%	3.1%	3.1%	2.0%	–

At 1 January 2007
Equities	7.5%	8.7%	8.1%	7.4%	–	–	10.7%
Bonds	4.5%	5.2%	5.2%	4.4%	–	–	7.4%
Property	5.8%	6.8%	6.4%	5.7%	–	–	9.0%
Other	4.2%	3.5%	3.4%	3.3%	–	–	5.8%

At 1 January 2006
Equities	7.3%	6.8%	6.9%	7.1%	–	–	9.0%
Bonds	4.3%	4.6%	4.9%	4.3%	–	–	7.3%
Property	5.7%	5.6%	5.7%	5.6%	–	–	8.2%
Other	4.0%	3.2%	3.4%	3.6%	–	–	5.5%

(a)	The assumptions vary by location for the ‘Other’ plans. Assumptions shown are for Southern Africa.

The expected rate of return on pension plan assets is determined as management’s best estimate of the long term returns of the major asset classes – equities, bonds, property and other – weighted by the actual allocation of assets among the categories at the measurement date. The expected rate of return is calculated using geometric averaging. The expected rates of return shown have been reduced to allow for plan expenses including, where appropriate, taxes incurred within pension plans on investment returns.

The sources used to determine management’s best estimate of long term returns are numerous and include country-specific bond yields, which may be derived from the market using local bond indices or by analysis of the local bond market, and country-specific inflation and investment market expectations derived from market data and analysts’ or governments’ expectations as applicable.

Total expense recognised in the income statement
	Pension	Other	Total	Total	Total
	benefits	benefits	2007	2006	2005
	US$m	US$m	US$m	US$m	US$m

Current employer service cost for Defined Benefits (“DB”)	(134)	(11)	(145)	(102)	(90)
Current employer service cost for Defined Contribution benefits within DB plans	(106)	–	(106)	(74)	(69)
Current employer service cost for Defined Contribution plans	(40)	–	(40)	(21)	(13)
Interest cost	(482)	(34)	(516)	(314)	(308)
Expected return on assets	550	–	550	326	306
Past service cost	(7)	24	17	(7)	(1)
Gains on curtailment and settlement	–	–	–	3	8

Total expense	(219)	(21)	(240)	(189)	(167)

The above expense is included as an employee cost within net operating costs. It includes the pension expense of Alcan businesses, excluding Packaging, post 23 October 2007.

Total amount recognised in the statement of recognised income and expense

	2007	2006	2005
	US$m	US$m	US$m

Actuarial gain	141	373	178
Cumulative amount recognised in the statement of recognised income and expense at 31 December	489	348	(25)

The actuarial gain above includes a US$4 million loss related to equity accounted units (2006 and 2005: nil).

Back to Contents

Notes to the 2007 Financial statements

49	POST RETIREMENT BENEFITS continued

Surpluses/(deficits) in the plans
The following amounts were measured in accordance with IAS 19:

	Pension	Other	Total	Total	Total	Total
	benefits	benefits	2007	2006	2005	2004
	US$m	US$m	US$m	US$m	US$m	US$m

Total fair value of plan assets	16,387	–	16,387	6,031	5,115	4,777
Present value of obligations – funded	(16,856)	–	(16,856)	(5,847)	(5,315)	(5,118)
Present value of obligations – unfunded	(981)	(1,087)	(2,068)	(597)	(596)	(649)

Present value of obligations – Total	(17,837)	(1,087)	(18,924)	(6,444)	(5,911)	(5,767)

Unrecognised past service cost	–	(2)	(2)	3	–	–

Aggregate surplus/(deficit) to be shown in the balance sheet	(1,450)	(1,089)	(2,539)	(410)	(796)	(990)

Comprising:
– Deficits	(2,186)	(1,089)	(3,275)	(770)	(996)	(1,069)
– Surpluses	736	–	736	360	200	79

Net surpluses/(deficits) on pension plans	(1,450)	–	(1,450)	48	(324)	(450)
Unfunded post retirement healthcare obligation	–	(1,089)	(1,089)	(458)	(472)	(540)

The surplus amounts shown above are included in the balance sheet as Trade and Other Receivables. Deficits are shown in the balance sheet as Provision for post retirement benefits.

Contributions to plans
Contributions to pension plans totalled US$246 million (2006: US$172 million; 2005: US$192 million). These contributions include US$30 million (2006: US$26 million; 2005: US$20 million) for plans providing purely defined contribution benefits (including 401k plans in the US) and US$10 million (2006: US$9 million; 2005: US$5 million) to industry-wide or multi-employer plans; these are charged against profits and are included in the figures for ‘current employer service cost’ shown above. They include contributions of Alcan businesses excluding Packaging, post 23 October 2007.

Contributions for other benefits totalled US$30 million (2006: US$19 million; 2005: US$26 million).

Contributions to pension plans for 2008 are estimated to be around US$220 million higher than for 2007. Of this increase, US$140 million is due to the Alcan acquisition with most of the remainder relating to new US funding regulations. Healthcare plans are unfunded and contributions for future years will be equal to benefit payments and therefore cannot be predetermined.

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

	Pension	Other	Total	Total
	benefits	benefits	2007	2006
	US$m	US$m	US$m	US$m

Change in present value of obligation:
Present value of obligation at start of the year	(5,983)	(461)	(6,444)	(5,911)
Current employer service cost	(261)	(11)	(272)	(206)
Interest cost	(482)	(34)	(516)	(314)
Contributions by plan participants	(190)	–	(190)	(113)
Experience (loss)/gain	(73)	11	(62)	(89)
Changes in actuarial assumptions: gain	289	26	315	124
Benefits paid	542	30	572	361
Alcan acquisition	(11,216)	(651)	(11,867)	–
Inclusion/removal of arrangements	–	–	–	42
Past service income/(cost)	(7)	29	22	(10)
Curtailment gains	–	–	–	3
Currency exchange rate loss	(456)	(26)	(482)	(331)

Present value of obligation at end of the year	(17,837)	(1,087)	(18,924)	(6,444)

Gains and losses on obligations
	2007	2006	2005	2004

Experience gains and (losses): (i.e. variances between the estimate of obligations and the subsequent outcome)
(Loss)/gain (US$ million)	(62)	(89)	139	(148)
As a percentage of the present value of the obligations	0%	(1% )	2%	(3% )

Change in assumptions gain/(loss) (US$ million)	315	124	(180)	(429)

Back to Contents

Notes to the 2007 Financial statements

49	POST RETIREMENT BENEFITS continued

	Pension	Other	Total	Total
	benefits	benefits	2007	2006
	US$m	US$m	US$m	US$m

Change in plan assets:
Fair value of plan assets at the start of the year	6,031	–	6,031	5,115
Expected return on plan assets	550	–	550	326
Actuarial gain/(loss) on plan assets	(108)	–	(108)	338
Contributions by plan participants	190	–	190	113
Contributions by employer	233	30	263	189
Benefits paid	(542)	(30)	(572)	(361)
Alcan acquisition	9,617	–	9,617	–
Inclusion/removal of arrangements	–	–	–	(41)
Currency exchange rate gain	416	–	416	352

Fair value of plan assets at the end of the year	16,387	–	16,387	6,031

Actual return on plan assets			442	664

	2007	2006	2005	2004

Difference between the expected and actual return on plan assets:
Gain/(loss) (US$m)	(108)	338	223	387
As a percentage of plan assets	(1% )	6%	4%	8%

Post-retirement healthcare – sensitivity to changes in assumptions

An increase of one per cent in the assumed medical cost trend rates would increase the aggregate of the current service cost and interest cost components of the post retirement healthcare expense by US$5 million (2006 and 2005: US$6 million), and increase the benefit obligation for these plans by US$89 million (2006: US$73 million; 2005: US$67 million). A decrease of one per cent in the assumed medical cost trend rates would decrease the aggregate of the current service cost and interest cost components of the post retirement healthcare expense by US$5 million (2006 and 2005: US$5 million), and decrease the benefit obligation for these plans by US$77 million (2006: US$62 million; 2005: US$56 million).

Back to Contents

Notes to the 2007 Financial statements

50	RIO TINTO FINANCIAL INFORMATION BY BUSINESS UNIT
Years ended 31 December

	Rio	Gross sales revenue			EBITDA			Net earnings
	Tinto	(a)			(b)			(c)
	interest	2007	2006	2005	2007	2006	2005	2007	2006	2005
	%	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Iron Ore
Hamersley Iron (inc. HIsmelt®)	100.0	6,155	4,416	3,387	3,427	2,611	1,924	2,151	1,673	1,219
Robe River (d)	53.0	1,640	1,379	1,113	991	902	726	503	461	362
Iron Ore Company of Canada	58.7	943	1,051	954	298	441	451	104	145	148
Rio Tinto Brasil	100.0	61	92	43	(1)	27	1	(12)	13	(7)

Product group operations		8,799	6,938	5,497	4,715	3,981	3,102	2,746	2,292	1,722
Evaluation projects/other		–	–	–	(98)	(45)	–	(95)	(41)	–

		8,799	6,938	5,497	4,617	3,936	3,102	2,651	2,251	1,722

Energy
Rio Tinto Energy America	100.0	1,560	1,428	1,197	331	302	257	132	177	135
Rio Tinto Coal Australia	(e)	2,272	2,344	2,302	510	920	1,067	246	490	572
Rössing	68.6	486	229	163	235	71	24	95	27	2
Energy Resources of Australia	68.4	303	239	205	135	79	94	38	17	24

Product group operations		4,621	4,240	3,867	1,211	1,372	1,442	511	711	733
Evaluation projects/other		–	–	–	(29)	(14)	(3)	(27)	(5)	(3)

		4,621	4,240	3,867	1,182	1,358	1,439	484	706	730

Aluminium
Rio Tinto Aluminium	(f)	3,511	3,493	2,744	1,314	1,389	855	695	763	392
Alcan		3,798	–	–	415	–	–	424	–	–

Product group operations		7,309	3,493	2,744	1,729	1,389	855	1,119	763	392
Evaluation projects/other		–	–	–	(28)	(24)	–	(22)	(17)	–

		7,309	3,493	2,744	1,701	1,365	855	1,097	746	392

Copper
Kennecott Utah Copper	100.0	3,539	2,829	2,141	2,614	2,111	1,436	1,649	1,810	1,037
Escondida	30.0	3,103	2,575	1,239	2,510	2,105	1,014	1,525	1,250	602
Grasberg joint venture	(g)	461	373	657	296	258	436	159	122	232
Palabora	57.7	689	588	371	202	203	77	58	52	19
Kennecott Minerals	100.0	338	277	256	175	139	119	106	105	73
Northparkes	80.0	371	437	175	212	346	109	137	229	57

Product group operations		8,501	7,079	4,839	6,009	5,162	3,191	3,634	3,568	2,020
Evaluation projects/other		–	–	–	(200)	(44)	(35)	(155)	(30)	(32)

		8,501	7,079	4,839	5,809	5,118	3,156	3,479	3,538	1,988

Diamonds and Industrial Minerals

Diamonds	(h)	1,020	838	1,076	539	491	622	280	211	285
Iron and Titanium		1,673	1,449	1,360	471	428	416	164	152	128
Rio Tinto Minerals	(i)	1,228	1,174	1,127	227	196	150	84	91	59

Product group operations		3,921	3,461	3,563	1,237	1,115	1,188	528	454	472
Evaluation projects/other		–	–	–	(46)	(54)	(37)	(40)	(48)	(34)

		3,921	3,461	3,563	1,191	1,061	1,151	488	406	438

Other Operations		367	229	232	30	39	69	15	33	44

		33,518	25,440	20,742	14,530	12,877	9,772	8,214	7,680	5,314

Other items					(635)	(252)	(246)	(526)	(241)	(141)
Exploration and evaluation					25	(101)	(190)	20	(84)	(174)
Net interest					–	–	–	(265)	(17)	(44)

Underlying earnings					13,920	12,524	9,336	7,443	7,338	4,955
Items excluded from Underlying earnings					(309)	42	407	(131)	100	260
Less: share of equity accounted units sales revenue		(3,818)	(2,975)	(1,709)

Total		29,700	22,465	19,033	13,611	12,566	9,743	7,312	7,438	5,215

Depreciation and amortisation in subsidiaries					(2,115)	(1,509)	(1,338)
Impairment reversal/(charges)					(58)	396	3
Depreciation and amortisation in equity accounted units					(310)	(275)	(281)
Taxation and finance items in equity accounted units					(973)	(826)	(429)

Profit on ordinary activities before finance items and tax					10,155	10,352	7,698

Back to Contents

Notes to the 2007 Financial statements

50	RIO TINTO FINANCIAL INFORMATION BY BUSINESS UNIT continued
Years ended 31 December

	Capital expenditure (j)			Depreciation & amortisation			Operating assets (k)		Employees
	2007	2006	2005	2007	2006	2005	2007	2006	2007	2006	2005
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	No.	No.	No.

Iron Ore
Hamersley (inc. HIsmelt®)	1,597	1,700	977	352	231	174	6,133	4,317	4,786	4,161	2,926
Robe River	241	104	165	104	90	89	1,877	1,593	873	678	553
Iron Ore Company of Canada	163	151	98	78	58	47	869	651	1,939	1,886	1,752
Rio Tinto Brasil	30	18	36	9	8	5	135	97	657	522	449
Other	34	8	6	3	–	–	24	4	375	–	–

	2,065	1,981	1,282	546	387	315	9,038	6,662	8,630	7,247	5,680

Energy
Rio Tinto Energy America	226	262	211	131	116	85	1,163	1,097	2,435	2,297	1,958
Rio Tinto Coal Australia	226	251	175	165	170	164	1,755	1,397	2,832	2,462	2,228
Rössing	57	38	3	13	6	16	151	68	1,175	936	831
Energy Resources of Australia	80	31	34	50	32	40	296	201	365	366	330
Other	–	–	–	3	–	–	34	–	71	–	–

	589	582	423	362	324	305	3,399	2,763	6,878	6,061	5,347

Aluminium
Rio Tinto Aluminium	295	236	242	303	266	274	4,144	3,607	4,448	4,347	4,296
Alcan	317	–	–	315	–	–	39,702	–	6,980	–	–

	612	236	242	618	266	274	43,846	3,607	11,428	4,347	4,296

Copper
Kennecott Utah Copper	282	295	171	251	151	136	1,694	1,789	1,854	1,744	1,571
Escondida	170	155	229	98	96	69	1,045	792	876	1,072	840
Grasberg joint venture	76	45	49	24	43	35	410	412	2,047	1,781	1,729
Palabora	27	18	17	41	40	32	84	104	2,072	1,811	1,796
Kennecott Minerals	84	78	45	24	26	32	236	198	457	409	388
Northparkes	55	16	16	22	48	33	151	89	208	182	174
Other	22	57	15	1	–	–	498	341	162	56	–

	716	664	542	461	404	337	4,118	3,725	7,676	7,055	6,498

Diamonds and Industrial Minerals

Diamonds	525	257	208	181	182	163	1,241	1,058	1,291	1,354	1,260
Iron and Titanium	494	252	164	119	112	103	2,202	1,522	3,854	3,728	3,595
Rio Tinto Minerals	71	108	97	82	77	72	1,165	1,160	2,888	3,016	3,103
Other	17	–	3	–	–	–	24	4	64	–	–

	1,107	617	472	382	371	338	4,632	3,744	8,097	8,098	7,958

Other Operations	37	23	25	2	2	34	139	208	203	309	298

	5,126	4,103	2,986	2,371	1,754	1,603	65,172	20,709	42,912	33,117	30,077

Net assets held for sale (l)	–	–	–	–	–	–	4,392	–	5,680	–	–
Other items	144	174	176	54	30	16	360	(40)	3,085	2,128	1,777
Less: equity accounted units	(302)	(289)	(382)	(310)	(275)	(281)	–	–	–	–	–

Total	4,968	3,988	2,780	2,115	1,509	1,338	69,924	20,669	51,677	35,245	31,854

Less: net debt							(45,152)	(2,437)

Rio Tinto shareholders’ equity							24,772	18,232

Back to Contents

Notes to the 2007 Financial statements

50	RIO TINTO FINANCIAL INFORMATION BY BUSINESS UNIT continued
Years ended 31 December

Business units have been classified according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations.

The following changes have been made to the way Rio Tinto presents its financial information by business unit. Full year 2006 results have been restated accordingly.

During 2007, Industrial Minerals and Diamonds were combined to form the Diamonds and Industrial Minerals Product group.

Project evaluation and other costs specifically attributable to Product groups are now reported as part of Product group earnings. Previously, these were reported centrally in ‘Exploration and evaluation’ and ‘Other items’, respectively.

Capital expenditure by Product group now includes capitalised evaluation costs.

(a)	Gross sales revenue includes 100 per cent of subsidiaries’ sales revenue and the Group’s share of the sales revenue of equity accounted units.

(b)	EBITDA of subsidiaries and the Group’s share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation.

(c)	Net earnings represent profit after tax for the year attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to equity accounted units include interest charges and amortisation of discount. Earnings attributed to business units exclude amounts that are excluded in arriving at Underlying earnings.

(d)	The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group’s net beneficial interest is therefore 53 per cent, net of amounts attributable to outside equity shareholders.

(e)	Includes Rio Tinto’s 75.7 per cent interest in Coal & Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto.

(f)	Includes Rio Tinto’s interests in Rio Tinto Aluminium (100 per cent) and Anglesey Aluminium (51 per cent).

(g)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(h)	Diamonds includes Rio Tinto’s interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).

(i)	Includes Rio Tinto’s interests in Rio Tinto Borax (100 per cent), Dampier Salt (68.4 per cent) and Luzenac Talc (100 per cent).

(j)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.

(k)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies’ debt). For equity accounted units, Rio Tinto’s net investment is shown.

(l)	On this line, operating assets deal with Alcan Packaging and other assets held for sale. The remaining data on this line relates only to Alcan Packaging.

Back to Contents

Australian Corporations Act – Summary of ASIC relief

Pursuant to section 340 of the Corporations Act 2001 (“Corporations Act”), the Australian Securities and Investments Commission issued an order dated 27 January 2006 (as amended on 22 December 2006) that granted relief to Rio Tinto Limited from certain requirements of the Corporations Act in relation to the Company’s financial statements and associated reports. The order essentially continues the relief that has applied to Rio Tinto Limited since the formation of the Group’s Dual Listed Companies (“DLC”) structure in 1995. The order applied to Rio Tinto Limited’s financial reporting obligations for financial years and half-years ending between 31 December 2005 and 31 December 2009 (inclusive).

In essence, instead of being required under the Corporations Act to prepare consolidated financial statements covering only itself and its controlled entities, the order allows Rio Tinto Limited to prepare consolidated financial statements in which it, Rio Tinto plc and their respective controlled entities are treated as a single economic entity. In addition, those consolidated financial statements are to be prepared:

–	in accordance with the principles and requirements of International Financial Reporting Standards as adopted by the European Union (“EU IFRS”) rather than the Australian equivalents of International Financial Reporting Standards (“AIFRS”) (except for one limited instance in the case of any concise report), and in accordance with United Kingdom financial reporting obligations generally;

–	on the basis that the transitional provisions of International Financial Reporting Standard 1 “First-time Adoption of International Financial Reporting Standards” should be applied using the combined financial statements previously prepared for Rio Tinto Limited, Rio Tinto plc and their respective controlled entities under Generally Accepted Accounting Principles in the United Kingdom, under which the DLC merger between Rio Tinto Limited and Rio Tinto plc was accounted for using “merger”, rather than “acquisition”, accounting (reflecting that neither Rio Tinto Limited nor Rio Tinto plc was acquired by, or is controlled by, the other, and meaning that the existing carrying amounts, rather than fair values, of assets and liabilities at the time of the DLC merger were used to measure those assets and liabilities at formation);

–	on the basis that Rio Tinto Limited and Rio Tinto plc are a single company (with their respective shareholders being the shareholders in that single company); and

–	with a reconciliation, from EU IFRS to AIFRS, of the following amounts: consolidated profit for the financial year, total consolidated recognised income for the financial year and total consolidated equity at the end of the financial year (see page A-6).

Those consolidated financial statements must also be audited in accordance with relevant United Kingdom requirements. Rio Tinto Limited must also prepare a directors’ report which satisfies the content requirements of the Corporations Act (applied on the basis that the consolidated entity for those purposes is the Group), except that the order allows Rio Tinto Limited to prepare a separate Remuneration report that is merely cross-referenced in the directors’ report, instead of including in the Directors’ report the Remuneration report otherwise required by the Corporations Act. The separate Remuneration report (see pages 120 to 133) must include all the information required to be included in a remuneration report under the Corporations Act, as well as the information required by AIFRS (namely, AASB 124 ‘Related Party Disclosures’) dealing with compensation of directors and executives who are “key management personnel”, and certain other disclosures.

Rio Tinto Limited is also required to comply generally with the lodgement and distribution requirements of the Corporations Act (including timing requirements) in relation to those consolidated financial statements (including any concise financial statements), the auditor’s report and the directors’ report. The separate Remuneration report is also required to be lodged with the Australian Securities and Investments Commission at the same time as the consolidated financial statements, and Rio Tinto Limited must not distribute or make available the Remuneration report without the consolidated financial statements and directors’ report. At the Company’s AGM, it is required to allow shareholders to vote on a non binding resolution to adopt the Remuneration report, on the same basis as would otherwise be required for a Remuneration report under the Corporations Act.

Rio Tinto Limited is not required to prepare separate consolidated financial statements solely for it and its controlled entities. Rio Tinto Limited is required to prepare and lodge parent entity financial statements for itself in respect of each relevant financial year, in accordance with the principles and requirements of AIFRS (other than in respect of key management personnel compensation disclosures under AASB 124, which as noted above are instead incorporated into the separate Remuneration report), and to have those statements audited. Those financial statements are not required to be laid before the Company’s AGM or distributed to shareholders as a matter of course.

However, Rio Tinto Limited must:
–	include in the consolidated financial statements for the Group, as a note, Rio Tinto Limited’s parent entity balance sheet, income statement, statement of changes in equity and statement of cashflows, prepared in accordance with AIFRS; and

–	make available the full parent entity financial statements free of charge to shareholders on request, and also include a copy of them on the Company’s website.

The parent entity financial statements are available for download from the Rio Tinto website at www.riotinto.com. Shareholders may also request a copy free of charge by contacting the Rio Tinto Limited company secretary.

Back to Contents

Report of Independent Registered Public Accounting Firms

To the Boards of Directors and Shareholders of Rio Tinto plc and Rio Tinto Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of cash flows and consolidated statements of recognised income and expense present fairly, in all material respects, the financial position of the Rio Tinto Group at 31 December 2007 and 31 December 2006, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Rio Tinto Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2007, based on criteria established in ‘Internal Control – Integrated Framework’ issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Rio Tinto Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting” as set out in item 15 on page 169. Our responsibility is to express opinions on these financial statements and on Rio Tinto Group’s internal control over financial reporting based on our integrated audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing (UK and Ireland). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP	PricewaterhouseCoopers
Chartered Accountants	Chartered Accountants
London, United Kingdom	Brisbane, Australia
31 March 2008	31 March 2008
In respect of the Board of Directors and	In respect of the Board of Directors and
Shareholders of Rio Tinto plc	Shareholders of Rio Tinto Ltd

Back to Contents

Minera Escondida Limitada
Financial Statements
June 30, 2007, 2006 and 2005
(With Independent Auditor’s Report Thereon)

Back to Contents

Minera Escondida Limitata
Contents

1.	Independent Auditor’s Report	A-76
2.	Balance Sheets	A-77
3.	Statements of Income	A-79
4.	Statements of Equity	A-80
5.	Statements of Cash Flows	A-81
6.	Notes to Financial Statements	A-83

Back to Contents

Independent Auditors’ Report

The Owners
Minera Escondida Limitada:

We have audited the accompanying balance sheets of Minera Escondida Limitada as of June 30, 2007 and 2006, and the related statements of income, equity, and cash flows for the years ended June 30, 2007, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Minera Escondida Limitada as of June 30, 2007 and 2006, and the results of its operations and its cash flows for the years ended June 30, 2007, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG Auditores Consultores Ltda.

Santiago, Chile
September 12, 2007

Back to Contents

Minera Escondida Limitada

Balance Sheets
June 30, 2007 and 2006
(in thousands of USD)

	2007	2006

Assets

Current assets:
Cash and cash equivalents	127,299	12,400
Trade accounts receivable	1,729,031	1,450,018
Due from related companies	25,907	28,544
Other receivables, including employee receivables	17,280	7,125
Production inventories	178,485	107,129
Supplies and spare parts, net	79,594	50,601
Other current assets	187,452	152,758

Total current assets	2,345,048	1,808,575

Property, plant and mine development, net	3,620,235	3,378,681

Other assets:
Intangible assets, net	53,371	56,969
Other assets, net	166,580	134,705

Total other assets	219,951	191,674

Total assets	6,185,234	5,378,930

(Continued)

Back to Contents

Minera Escondida Limitada

Balance Sheets
June 30, 2007 and 2006
(in thousands of USD)

	2007	2006

Liabilities and Owners’ Equity

Current liabilities:
Short-term debt	–	190,000
Short-term portion of senior unsecured debt	85,000	85,000
Short-term portion of subordinated owners’ debt	48,000	48,000
Short-term portion of bonds	19,336	40,000
Accounts payable to suppliers	147,502	152,812
Due to related companies	40,295	29,518
Accrued liabilities and withholdings	174,243	87,015
Sundry creditors	4,392	4,061
Income taxes payable	65,873	255,088
Deferred income taxes	40,083	77,303
Interest payable	23,089	18,951
Financial liabilities	175,955	187,473

Total current liabilities	823,768	1,175,221

Long-term liabilities:
Senior unsecured debt	892,500	827,500
Subordinated owners’ debt	314,000	362,000
Bonds	–	18,578
Sundry creditors	51,136	55,527
Accrued employee severance indemnities	60,161	56,360
Deferred income taxes	236,654	103,331
Accruals and reclamation reserve	131,558	96,668

Total long-term liabilities	1,686,009	1,519,964

Owners’ equity:
Paid-in capital	647,902	597,902
Retained earnings	3,027,555	2,085,843

Total owners’ equity	3,675,457	2,683,745

Total liabilities and owners’ equity	6,185,234	5,378,930

Accompanying notes from 1 to 23 are an integral part of these financial statements.

Back to Contents

Minera Escondida Limitada

    Statements of Income
June 30, 2007, 2006 and 2005
(in thousands of USD)

	2007	2006	2005

Operating revenues:
Sales	9,843,344	8,073,540	3,887,684
Refining and treatment charges	(626,715)	(762,021)	(390,654)
Concentrate and cathode shipping charges	(196,036)	(149,716)	(117,264)

Net sales	9,020,593	7,161,803	3,379,766

Operating costs and expenses:
Cost of products sold	(1,408,227)	(1,179,954)	(997,519)
Sales commissions	(27,621)	(14,209)	(8,703)

Net operating income	7,584,745	5,967,640	2,373,544

Non-operating income (expense):
Interest income	11,748	10,500	5,245
Interest expense	(113,792)	(57,391)	(68,550)
Realized fair value change – derivative	(89,280)	(188,086)	–
Unrealized fair value change – derivative	61,801	(95,746)	–
Exchange loss, net	(6,635)	(14,270)	(16,063)
Miscellaneous expenses, net	(69,399)	(54,588)	(48,089)

Non-operating expense	(205,557)	(399,581)	(127,457)

Income before income taxes	7,379,188	5,568,059	2,246,087
Income taxes	(1,376,483)	(1,027,534)	(385,101)

Net income for the year	6,002,705	4,540,525	1,860,986

Accompanying notes from 1 to 23 are an integral part of these financial statements.

Back to Contents

Minera Escondida Limitada

     Statements of Equity
June 30, 2007, 2006 and 2005
(in thousands of USD)

			Total
		Retained	stockholders
	Capital	earnings	equity

Balance at July 1, 2004	531,202	321,191	852,393
Net income	–	1,860,986	1,860,986
Capitalization of retained earnings	16,700	(16,700)	–
Dividends declared	–	(1,070,159)	(1,070,159)

Balance at July 30, 2005	547,902	1,095,318	1,643,220
Net income	–	4,540,525	4,540,525
Capitalization of retained earnings	50,000	(50,000)	–
Dividends declared	–	(3,500,000)	(3,500,000)

Balance at June 30, 2006	597,902	2,085,843	2,683,745
Net income	–	6,002,705	6,002,705
Capitalization of retained earnings	50,000	(50,000)	–
Dividends declared	–	(5,010,993)	(5,010,993)

Balance at June 30, 2007	647,902	3,027,555	3,675,457

Accompanying notes from 1 to 23 are an integral part of these financial statements.

Back to Contents

Minera Escondida Limitada

Statements of Cash Flows
June 30, 2007, 2006 and 2005
(in thousands of USD)

	2007	2006	2005

Cash flows from operating activities:
Cash received from customers	8,587,229	6,248,350	3,271,382
Cash paid to suppliers and employees	(1,113,194)	(1,048,252)	(932,600)
Interest received	11,748	10,500	5,245
Other Income	14,595	6,725	4,542
Interest paid	(103,385)	(92,615)	(73,362)
Income taxes paid	(1,470,662)	(780,212)	(367,130)
Fair value change – derivative	(89,280)	(188,086)	–
Exploration activities	(18,764)	(9,410)	(10,369)
Other expenses paid	(30,541)	(26,294)	(28,300)

Net cash flows provided by operating activities	5,787,746	4,120,706	1,869,408

Cash flow from investing activities:
Proceeds from sale of equipment	939	1,250	2,071
Purchase of property, plant and equipment	(445,737)	(650,478)	(591,313)

Net cash flows used in investing activities	(444,798)	(649,228)	(589,242)

Cash flow from financing activities:
Borrowing from banks and financial institutions	150,000	190,000	229,500
Dividends paid	(5,010,993)	(3,500,000)	(1,070,159)
Principal payments on long-term debt	(279,056)	(221,744)	(365,500)
Principal payments on bonds	(40,000)	(40,000)	(40,000)
Repayments of loans from related parties	(48,000)	(40,500)	(33,000)

Net cash flows used in financing activities	(5,228,049)	(3,612,244)	(1,279,159)

Net cash flows for the year	114,899	(140,766)	1,007

Cash and cash equivalents at beginning of year	12,400	153,166	152,159

Cash and cash equivalents at end of year	127,299	12,400	153,166

(Continued)

Back to Contents

Minera Escondida Limitada

Statements of Cash Flows
June 30, 2007, 2006 and 2005
(in thousands of USD)

	2007	2006	2005

Reconciliation of net income to net cash flows provided by operating activities

Net income for the year	6,002,705	4,540,525	1,860,986

Result on sale of assets:
(Gain)/Loss from sale of equipment	(939)	(1,250)	671

Debits/(credits) to net income not representing cash flows:
Depreciation and amortization	242,671	280,324	209,040
Net foreign exchange loss	6,635	14,270	16,063
Deferred income taxes	96,104	83,070	28,663

(Increase)/decrease in current assets:
Trade accounts receivable	(279,013)	(903,183)	(177,228)
Due from related companies	2,637	(3,081)	(25,142)
Other receivables	(10,155)	(34,707)	(739)
Production inventories	(74,125)	(36,782)	(12,226)
Supplies and spare parts, net	(48,322)	(26,798)	(3,949)
Other current assets	(40,873)	(84,539)	9,918

Increase/(decrease) in current liabilities:
Accounts payable to suppliers	(5,310)	(47,939)	(33,950)
Due to related companies	10,777	5,499	12,630
Accrued liabilities and withholdings	91,029	10,535	2,672
Sundry creditors	(4,060)	309	170
Income taxes payable	(189,215)	143,766	(13,079)
Financial liabilities	(11,518)	187,473	–
Other	(1,282)	(6,786)	(5,092)

Net cash flows from operating activities	5,787,746	4,120,706	1,869,408

Accompanying notes from 1 to 23 are an integral part of these financial statements.

Back to Contents

Minera Escondida Limitada

Notes to Financial Statements
June 30, 2007, 2006 and 2005
(in thousands of USD)

1	DESCRIPTION OF BUSINESS

Minera Escondida Limitada (the ‘Company’ or ‘Escondida’) is a mining company engaged in the exploration, extraction, processing, and marketing of mineral resources. The Company is currently exploiting the Escondida copper ore body located in the Second Region of the Republic of Chile, 170 kilometers southeast of the city of Antofagasta at an altitude of 3,100 meters above sea level. The Company produces copper concentrates and copper cathodes through an open-pit mining operation and cathode treatment plants at the mine site. The concentrate also includes gold and silver. The concentrate is transported by pipeline to the port facility in Coloso near Antofagasta where it is filtered and shipped to the customers. The copper cathodes are produced at an Oxide Plant, a heap leaching and SX/EW facility, located at the mine site. The copper cathodes are transported by rail to the port of Antofagasta for shipment to customers.

The Company, at the present operated by BHP Billiton, was formed by public deed on August 14, 1985 as a partnership. As of June 30, 2007 and 2006, the Owners are as follows:

Percentage
of Equity

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

(Continued)

Back to Contents

Minera Escondida Limitada

Notes to Financial Statements
June 30, 2007, 2006 and 2005
(in thousands of USD)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

(a)	General

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company maintains accounting records in United States dollars, the Company’s functional currency, as authorized by the Company’s Foreign Investment Contract with the Chilean government. Transactions in other currencies are recorded at actual rates of the transaction date. Year-end balances in Chilean pesos and other currencies are translated at the applicable closing exchange rates.

(b)	Cash Equivalents

Cash equivalents of $126,069 and $12,077 at June 30, 2007 and 2006, respectively, consist of short term investments with an initial term of less than one month in financial instruments issued by Commercial Banks and Central Bank of Chile Securities. For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(c)	Trade Accounts Receivable

The accounts receivable balances at June 30, 2007 and 2006 include provisional invoices issued for copper concentrate and copper cathode shipments. Such invoices are based on the Company’s weights and assays, which are subject to review and final agreement by the customers. Under the terms of the sales contracts, the final prices to be received will also depend on the prices fixed for copper by independent metal exchanges, including the London Metal Exchange, during the future quotation periods applicable to each delivery. At June 30, 2007 and 2006, the sales under provisional invoicing arrangements have been valued based on forward price. Refining, treatment and shipping charges are netted against operating revenues in accordance with industry practices. The Company has not recorded an allowance for doubtful accounts, as management considers all accounts and notes receivable are collectible.

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
June 30, 2007, 2006 and 2005
(in thousands of USD)

(e)	Financial Instruments

The Company accounts for derivatives and hedging activities in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities as amended, which requires that all derivate instruments be recorded on the balance sheet at their respective fair value. Derivatives, including those embedded in other contractual arrangements but separated for accounting purposes because they are not clearly and closely related to the host contract, are initially recognized at fair value on the date the contract is entered into and are subsequently remeasured at their fair value. The resulting gain or loss on remeasurement is recognized in the income statement. The measurement of fair value is based on quoted market prices. Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Company’s views on relevant prices.

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

Financial instruments in revenue – see note 2(p). Financial instruments in treatment charges – see note 23.

All derivatives are marked to market at year end.

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

Total depreciation and amortization for the years ended June 30, 2007, 2006 and 2005 is included as a cost of the production of inventories.

Expenditures for replacements and improvements are capitalized when the asset’s standard of performance is significantly enhanced or the expenditure represents a replacement of a component of an overall tangible fixed asset which has been separately depreciated.

(g)	Mining Property

At June 30, 2007 and 2006, the Company has recognized certain costs relating to mining property as property, plant and equipment. These include:

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
June 30, 2007, 2006 and 2005
(in thousands of USD)

(h)	Exploration

Exploration expenditures incurred in search of mineral deposits and the determination of the commercial viability of such deposits are charged against income as incurred until project feasibility is attained, from which time onward such costs are capitalized.

At June 30, 2007 and 2006 there were no capitalized exploration expenditures.

(i)	Intangible Assets

This corresponds to the fair value of the water rights at the date of acquisition. This asset is amortized on a units-of-production basis over the life of proven and probable copper reserves.

(j)	Other Assets

Other assets consist of medium-grade ore stockpiles, deferred borrowing expenses, spare parts and other minor assets.

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

(k)	Income Taxes

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

(l)	Reclamation and Environmental Costs

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

Liabilities for loss contingencies, including environmental remediation costs not within the scope of FASB Statement No. 143, Accounting for Asset Retirement Obligations, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of environmental remediation costs from third parties, which are probable of realization, are separately recorded as assets, and are not offset against the related environmental liability, in accordance with FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts .

(Continued)

Back to Contents

Minera Escondida Limitada

Notes to Financial Statements
June 30, 2007, 2006 and 2005
(in thousands of USD)

(m)	Severance Indemnities

The Company has an agreement with its employees to pay severance indemnities on termination of labor contracts. Provision has been made on the basis of one month’s remuneration per year of service, calculated on the latest month’s remunerations.

(n)	Use of Estimates

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

(o)	Impairment of Long-Lived Assets

In accordance with FASB Statement No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant, and equipment (including mining property, exploration), and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized being the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

(p)	Revenue Recognition

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

(q)	Recently Issued Accounting Standards

In March 2006, the EITF of the FASB reached a consensus in Issue No. 06-3 How Taxes Collected From Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is, Gross versus Net Presentation) (EITF 06-3). The disclosure required by the consensus will be applicable for annual reporting periods beginning after December 15, 2006. This permits companies to elect to present on either a gross or net basis based on their accounting policy. This applies to sales and other taxes that are imposed on and concurred with individual revenue producing transactions between a seller and a consensus would not apply to tax systems that are based on gross receipts or total revenues. The Company is currently assessing the impact of EITF 06-3.

(Continued)

Back to Contents

Minera Escondida Limitada

Notes to Financial Statements
June 30, 2007, 2006 and 2005
(in thousands of USD)

(q)	Recently Issued Accounting Standards, continued

In July 2006, the FASB issued FASB Interpretation No. 48 Accounting for Uncertainly in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN48 will be effective for the Company on July 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both an income statement (‘rollover’) and balance sheet (‘iron curtain’) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending on or after November 15, 2006. The adoption of SAB 108 did not have an impact on the Company’s financial statements.

In February 2006, the FASB issued Statement of Financial Accounting Standard No.155 Accounting for Certain Hybrid Financial Instruments (SFAS 155). SFAS 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise have to be bifurcated from its host contract in accordance with SFAS 133. SFAS 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. Additionally, SFAS 155 requires that interests in securitized financial assets be evaluated to identify whether they are freestanding derivatives or hybrid financial instruments containing an embedded derivative that requires bifurcation (previously these were exempt from SFAS 133). SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after the beginning of an entity’s first fiscal year that begins after 15 September 2006. The Company is currently assessing the impact of adopting SFAS 155.

(Continued)

Back to Contents

Minera Escondida Limitada

Notes to Financial Statements
June 30, 2007, 2006 and 2005
(in thousands of USD)

(q)	Recently Issued Accounting Standards, continued

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140 (SFAS 156). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006, with earlier adoption permitted. The Company does not believe the adoption of SFAS 156 will have a significant effect on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of adopting SFAS 157 on its results of operations and financial position.

(r)	Deferred Stripping – Change in Accounting Policy

Previously costs incurred through the removal of overburden and other waste materials once saleable materials have begun to be extracted from a mine were referred to as production stripping costs. Previously these production stripping costs were charged to the income statement as operating costs when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated life. When the current ratio of waste to ore was greater than the estimated life-of-mine ratio, a portion of the production stripping costs was capitalized. In subsequent years, when the ratio of waste to ore was less than the estimated life-of-mine ratio, a portion of capitalized stripping costs was charged to the income statement as operating costs. The amount capitalized or charged in a year was determined so that the stripping expense for the financial year reflects the estimated life-of-mine ratio.

(Continued)

Back to Contents

Minera Escondida Limitada

Notes to Financial Statements
June 30, 2007, 2006 and 2005
(in thousands of USD)

(r)	Deferred Stripping – Change in Accounting Policy, continued

In March 2005, the Emerging Issues Task Force (EITF) of the FASB reached a consensus in Issue No. 04–6 Accounting for Stripping Costs Incurred During Production in the Mining Industry (EITF 04–6) that stripping costs incurred during the production phase of a mine are variable production costs (effective July 1, 2006). As such, stripping costs incurred during the production phase are treated differently to stripping costs incurred during the development stage. The Company has adopted EITF 04–6 and retrospectively adjusted the 2006 and 2005 comparative financial years as follow:

	FY 2005

	As originally	As	Effect of
	stated	adjusted	charge

Balance Sheet

Deferred stripping, net	492,533	–	(492,533)
Deferred income taxes non current	(151,175)	(68,419)	82,756
Retained earnings – beginning	(708,452)	(321,191)	387,261
Retained earnings – ending	(1,505,095)	(1,095,318)	409,777

Income Statement

Cost of products sold	970,391	997,519	27,128
Income taxes	389,713	385,101	(4,612)

	FY 2006

	As originally	As	Effect of
	stated	adjusted	charge

Balance Sheet

Deferred stripping, net	441,111	–	(441,111)
Deferred income taxes non current	(188,110)	(103,331)	84,779
Retained earnings – beginning	(1,505,095)	(1,095,318)	409,777
Retained earnings – ending	(2,442,175)	(2,085,843)	356,332

Income Statement

Cost of products sold	1,231,376	1,179,954	(51,422)
Income taxes	1,029,557	1,027,534	(2,023)

For the 2007 year all ongoing stripping costs have been recorded as production costs.

3	CASH AND CASH EQUIVALENTS

As of June 30, 2007 and 2006, cash and cash equivalents are summarized as follows:

	2007	2006

Cash and bank deposits	1,230	323
Deposits	126,069	12,077

Total	127,299	12,400

(Continued)

Back to Contents

Minera Escondida Limitada

Notes to Financial Statements
June 30, 2007, 2006 and 2005
(in thousands of USD)

4	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable at June 30, 2007 and 2006, consist of the following:

	2007	2006

Domestic clients	110,086	154,595
Foreign clients	1,618,945	1,295,423

Total	1,729,031	1,450,018

5	OTHER RECEIVABLES, INCLUDING EMPLOYEE RECEIVABLES

Other receivables are summarized as follows:
	2007	2006

Accounts and notes receivable from employees	15,904	3,011
Other accounts receivables	1,376	4,114

Total	17,280	7,125

6	PRODUCTION INVENTORIES

Production inventories are summarized as follows:

	2007	2006

Work in progress – Ore stockpiles	4,993	6,938
Minerals in process	147,764	56,570
Finished Goods – Copper concentrate	11,019	35,362
Finished Goods – Copper cathode	14,709	8,259

Total	178,485	107,129

7	OTHER CURRENT ASSETS

Other current assets are summarized as follows:

	2007	2006

Prepayment and deferred expenses (a)	77,900	54,696
Derivative asset	79,752	50,298
Deposit	–	45,019
Tax for recovery	29,796	2,626
Other assets	4	119

Total	187,452	152,758

(Continued)

Back to Contents

Minera Escondida Limitada

Notes to Financial Statements
June 30, 2007, 2006 and 2005
(in thousands of USD)

7	OTHER CURRENT ASSETS, continued

(a)	Prepayment and deferred expenses.

Details of this account include:

	2007	2006

Prepayment for Power line	10,000	9,834
Prepayment for Mineral Rights	1,340	1,551
Deferred borrowing expenses	645	1,881
Derivative asset (price participation in refining)	62,257	41,430
Employee benefit pre-payment	3,658	–

Total	77,900	54,696

8	PROPERTY, PLANT AND MINE DEVELOPMENT

Property, plant and mine development is summarized as follows:

	2007	2006

Land	4,252	4,252
Mining development costs (pre-production)	238,379	238,379
Machinery, vehicles and installations	5,090,456	4,030,912
Construction in progress	491,746	1,070,663

Sub total	5,824,833	5,344,206
Accumulated depreciation and amortization	(2,204,598)	(1,965,525)

Total	3,620,235	3,378,681

Depreciation and amortization expense amounted to $239,073, $274,740 and $204,290 for the years ending June 30, 2007, 2006 and 2005, respectively, and is included as a cost of the production of inventories.

Interest capitalized for the years ending June 30, 2006 and 2005 was $39,359 and $12,328. No interest was capitalized for the year ending June 30, 2007.

The asset retirement obligation included in property, plant and mine development, net of accumulated amortization was $76,466 and $42,083 for the years ending June 30, 2007 and 2006, respectively.

9	INTANGIBLE ASSETS, NET

Intangible assets are summarized as follows:

	2007	2006

Water rights – at cost	75,886	75,886
Accumulated amortization	(22,515)	(18,917)

Total intangible assets, net	53,371	56,969

The above water rights were acquired from Minera Zaldívar in November 2000 and are related to operations of Phase IV of the mining project.

Aggregate amortization expense for amortizing intangible assets was $3,598, $5,584 and $4,750 for the years ended June 30, 2007, 2006 and 2005, respectively. For each of the next 5 years amortization expense for intangibles is expected to be approximately $3,167 in 2008, $3,289 in 2009, $2,606 in 2010, $2,517 in 2011 and $2,448 in 2012.

(Continued)

Back to Contents

Minera Escondida Limitada

Notes to Financial Statements
June 30, 2007, 2006 and 2005
(in thousands of USD)

10	OTHER ASSETS (NON CURRENT)

Other assets are summarized as follows:

	2007	2006

Medium-grade ore stockpile (a)	89,188	86,419
Deferred borrowing expenses (b)	175	832
Spare parts (c)	53,063	33,734
Other assets (d)	24,154	13,720

Total	166,580	134,705

(a)	Medium-grade ore stockpile

During mining operations the portion of ore mined below a specific copper grade is stockpiled in the medium-grade ore stockpile for future use. This ore is valued as described in note 2(j).

(b)	Deferred borrowing expenses

The amortization expense for the periods ending June 30, 2007, 2006 and 2005 amounts to $657, $1,721 and $2,975, respectively, calculated as described in note 2(j).

(c)	Spare parts

Corresponds to spare parts that will not be consumed within one year from balance sheet date.

(d)	Other assets

	2007	2006

Recoverable withholding taxes (*)	6,180	4,938
Notes receivable – employee housing program and other	17,974	8,782

Total other assets	24,154	13,720

(*)	The Chilean Internal Revenue Service allows for the recovery of withholding taxes relating to technical service contracts over the tax life of the related asset. The non-current portion of recoverable withholding taxes has been included under other assets.

(Continued)

Back to Contents

Minera Escondida Limitada

Notes to Financial Statements
June 30, 2007, 2006 and 2005
(in thousands of USD)

11	BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

(a)	Balances with related companies are summarized as follows:

i)	Due from – current

Company	Nature of relationship	2007	2006

BHP Escondida Inc.	Parent Company	–	281
BHP Billiton Marketing AG	Common ownership	25,775	28,040
Other	Various	132	223

Total		25,907	28,544

ii)	Due to – current

Company	Nature of relationship	2007	2006

BHP Minerals International Inc.	Common ownership	1,338	600
BHP Billiton Marketing AG	Common ownership	31,706	11,523
BHP Chile Inc.	Common ownership	5,290	15,123
BHP International Finance Corporation	Common ownership	826	926
Other	Various	1,135	1,346

Total		40,295	29,518

(b)	Transactions with related companies are summarized as follows:
			Revenue/(expense) for the year ended

Company	Nature of relationship	Transaction	2007	2006	2005

BHP Billiton Marketing AG	Common ownership	Sales agency & other commissions	(27,621)	(14,209)	(8,709)
		Reimbursement of expatriate salaries	(645)	(6,869)	(5,985)
BHP Billiton Marketing AG	Common ownership	Freight	(169,888)	(140,396)	(110,806)
BHP Billiton Marketing AG	Common ownership	Sales	623,908	400,111	146,458
Minera Cerro Colorado	Common ownership	Sales	40,933	–	–
Minera Spence	Common ownership	Sales	3,843	–	–
BHP Chile Inc.	Common ownership	Financial service	(6,700)	(4,797)	(3,698)
		Reimbursement of capital project	(17,172)	(12,351)	(9,729)

Payment conditions for all intercompany liabilities are 30 days from the date the transactions are received and accepted.

12	INCOME TAXES

(a)	Current income taxes payable

Income tax expense attributable to income from continuing operations of $1,376,483, $1,027,534 and $385,101 for the years ended June 30, 2007, 2006 and 2005, respectively, differed from the amounts computed by applying the Chilean income tax rate of 18.92% (2006: 18.09%; 2005: 17%), to pretax income from continuing operations as a result of the following:

	2007	2006	2005

Computed expected tax expense	1,396,142	1,007,262	381,835
Increase (reduction) in income taxes resulting from:
Adjustment to deferred tax assets and liabilities from increase in tax rate	–	36,692	–
Other, net	(19,659)	(16,420)	3,266

Computed effective tax expense	1,376,483	1,027,534	385,101

(Continued)

Back to Contents

Minera Escondida Limitada

Notes to Financial Statements
June 30, 2007, 2006 and 2005
(in thousands of USD)

12	INCOME TAXES, continued

On 1 January 2006 the Chilean tax rate for the Company increased from 17% to 18.92% (Calendar year 2006 & 2007) and to 20.85% (from calendar year 2008 to 2018), following the introduction of a mining tax. The effect of this on current income tax from 1 January 2006 is included in ‘Computed effective tax expense’.

(b)	Income tax charge for the year

The income tax charge for the year is summarized as follows:

	2007	2006	2005

Current income taxes provision	1,280,379	944,464	356,438
Deferred income taxes	96,104	83,070	28,663

Total	1,376,483	1,027,534	385,101

All income tax expense is domestic tax. There is no foreign income tax expense.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of US$396,817. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

(c) Deferred income taxes

Deferred income taxes are summarized as follows:

	2007		2006

	Current	Long-term	Current	Long-term

Deferred tax assets:

Obsolescence reserve	–	2,601	–	4,654
Price variance provision for provisional sales	–	–	10,435	–
Accrued employee vacation	1,457	–	1,393	–
Accrued employee benefits	–	13,402	–	11,314
Accrued reclamation	–	26,260	–	17,656
Hedging non realized	33,296	–	6,833	–
Other	32	2,140	31	2,961

Gross deferred income tax assets	34,785	44,403	18,692	36,585

Deferred tax liability:

Property, plant and equipment, net	–	(281,057)	–	(136,144)
Pre paid expenses	–	–	–	(3,772)
Price variance provision for provisional sales	(74,868)	–	(95,995)	–

Gross deferred income tax liabilities	(74,868)	(281,057)	(95,995)	(139,916)

Net deferred tax liability	(40,083)	(236,654)	(77,303)	(103,331)

(Continued)

Back to Contents

Minera Escondida Limitada

Notes to Financial Statements
June 30, 2007, 2006 and 2005
(in thousands of USD)

13	ACCRUED LIABILITIES AND WITHHOLDINGS

Accrued liabilities and withholdings are summarized as follows:

	2007	2006

Accrued liabilities and withholdings for employee compensation	31,885	36,888
Accrued project and vendor costs	137,169	47,342
Other	5,189	2,785

Total	174,243	87,015

14	ACCRUALS AND RECLAMATION RESERVE

Details of this account include:

	2007	2006

Restoration and Rehabilitation (a)	125,970	86,892
Deferred customs duties and other	5,588	9,776

Total	131,558	96,668

(a)	Provision for restoration and rehabilitation movements are summarized:

	2007	2006

Opening balance	86,892	61,654
Accretion	3,256	2,171
Increases to the provision	36,307	24,161
Payments	(485)	(1,094)

Closing balance	125,970	86,892

The estimated undiscounted value of the restoration & rehabilitation provision is US$287,080 as at June 30, 2006 and US$359,279 for June 30, 2007. The discount rate applied to the cash flows is 3.72% and 3.5% respectively and it is not expected to have relevant payments in the next five years.

The provision for restoration & rehabilitation includes the dismantling of all the mine site facilities including Los Colorados and Laguna Seca plants, the Cathode oxide plant, Cathode Sulphide Leach plant, a portion of the Coloso port facilities and the rehabilitation of the Salar de Punta Negra environment. Refer to note 8 for details of the asset retirement obligation.

(Continued)

Back to Contents

Minera Escondida Limitada

Notes to Financial Statements
June 30, 2007, 2006 and 2005
(in thousands of USD)

15	SHORT TERM DEBT

At the close of 2007 and 2006, the Company records short term debt as follows:

Lender	Current rate	Payment date	2007	2006

Banco Santander Santiago	L+0.035%	31 July	–	70,000
Banco Estado	L+0.05%	21 July	–	70,000
Banco BCI	L+0.05%	13 July	–	50,000

Total			–	190,000

L: LIBOR 30 days

16	LONG TERM DEBT

The balances of long-term debt outstanding are summarized as follows:

(a)	Senior unsecured debt

The balances of the senior unsecured debt outstanding (including the short-term position) are summarized as follows:

Lender	Current rate	2007	2006

BNP Paribas (1998)	**L+0.25%	275,000	275,000
The Bank of Tokyo – Mitsubishi UFJ Ltd. (2001)	**L+0.175%	62,500	87,500
Japan Bank for International Cooperation (2001)	**L+0.25%	227,500	262,500
Kreditanstalt für Wiederaufbau (2001)	**L+0.275%	112,500	137,500
The Bank of Tokyo – Mitsubishi UFJ Ltd. (2005)	**L+0.275%	90,000	45,000
Japan Bank for International Cooperation (2005)	**L+0.20%	210,000	105,000

Sub total		977,500	912,500

Less:
Short term portion		(85,000)	(85,000)

Total		892,500	827,500

(**) L: LIBOR 30 days

On June 12, 1998 the Company entered into an unsecured loan agreement for the amount of $275 million with BNP Paribas.
As at June 30, 2007 the interest rate is LIBOR + 0.25%. The loan is due for repayment in June 2009 (full amount).

On September 14, 2001, the Company entered into a loan agreement for the amount of $500 million, of which $350 million is with Japan Bank for International Cooperation, and $150 million with a syndicate of banks, with The Bank of Tokyo-Mitsubishi Ltd. being the agent bank. At June 30, 2003, the total loan had been drawn down. The loan with Japan Bank for International Cooperation is payable in 20 semi-annual payments commencing March 1, 2004 and bears interest at LIBOR (180-day) plus 0.25%. The syndicate loan with The Bank of Tokyo-Mitsubishi Ltd. as lead bank is payable in 12 semi-annual payments commencing March 1, 2004, and at commencement bore interest at LIBOR (180-days) + 0.90%. On March 2006 the interest rate was renegotiated and decreased to Libor (180 days) + 0.175%. The outstanding balance as of June 30, 2007 was $290 million (June 30, 2006: $350 million).

(Continued)

Back to Contents

Minera Escondida Limitada

Notes to Financial Statements
June 30, 2007, 2006 and 2005
(in thousands of USD)

16	LONG TERM DEBT, continued

On January 31, 2005 the Company entered into an unsecured loan agreement for the amount of $300 million of which $210 million is with Japan Bank for International Cooperation and $90 million with a syndicate of banks, with The Bank of Tokyo-Mitsubishi UFJ Ltd being the agent bank. The loan with Japan Bank for International Cooperation bears interest at LIBOR (180 days) +0.20% and will mature after 12 years commencing January 31, 2010. The syndicate loan with The Bank of Tokyo-Mitsubishi Ltd as lead bank bears interest at LIBOR (180 days) + 0.275% and will mature in 5 years. The balance outstanding as of June 30, 2007 was $300 million (June 30, 2006: $150 million).

On September 14, 2001, the Company entered into a loan agreement for the amount of $200 million with Kreditanstalt für Wiederaufbau. The loan is payable in 16 semi-annual payments commencing April 1, 2004. At commencement the loan bore interest at LIBOR (180 days) + 0.75%. On December 2005 the interest rate was renegotiated and decreased to a rate of LIBOR (180 days) + 0.275%. The maturity of the loan did not change. The balance outstanding at June 30, 2007 was $112.5 million (June 30, 2006: $137.5 million).

(b)	At June 30, 2007, the Company maintains unused lines of credit with Banco de Chile, Banco Scotiabank, Banco Santander Santiago, Banco Bice, Banco del Estado and Banco BCI totaling $60 million. These lines of credit are not committed.

The above loans in (a) and (b) are subject to certain covenants, the most restrictive of which require that:

i)	the total debt to Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) ratio be no greater than 2.75 to 1.0 at June 30, 2001, 3.50 to 1.0 at June 30, 2002, 3.00 to 1.0 at June 30, 2003 and 2.75 to 1.0 thereafter; and,

ii)	the net worth of the Company may not be less than US$900 million.

The senior unsecured debt ranks pari passu with any other senior unsecured debt.

The Company was in compliance with all debt covenants as of June 30, 2007 and June 30, 2006.

(c)	Subordinated Owners’ debt

Lender	2007	2006

International Finance Corporation	9,050	10,250
Rio Tinto Finance PLC	108,600	123,000
JEFCO Corporation	36,200	41,000
BHP International Finance Corporation	208,150	235,750

Sub total	362,000	410,000

Less:
Short term portion	(48,000)	(48,000)

Total long-term portion	314,000	362,000

Drawdowns of subordinated Owners’ debt have been made as follows:

•	US$295 million during December 1998, payable in 30 semi-annual payments commencing on June 15, 1999. Interest accrues at LIBOR plus 4% and is payable semi-annually on June 15 and December 15.
•	US$200 million during May and June 2000, payable in 30 semi-annual payments commencing on December 15, 2000. Interest accrues at LIBOR plus 4% and is payable semi-annually on June 15 and December 15.
•	US$150 million on May 11, 2001, grace period of 5 years for principal payable in 20 semi-annual payments commencing on June 15, 2006. Interest accrues at LIBOR plus 4% and is payable semi-annually on June 15 and December 15.

Under the terms of the subordinated loan agreement, the borrower can elect to capitalize interest due on each payment date to existing debt. Interest payable is shown as a current liability until such time as the election is made or until such interest is paid. No interest was capitalized for the years ended June 30, 2007 and 2006.

The subordinated debt is unsecured.

(Continued)

Back to Contents

Minera Escondida Limitada

Notes to Financial Statements
June 30, 2007, 2006 and 2005
(in thousands of USD)

16	LONG TERM DEBT, continued

(d)	Scheduled principal payments on long-term debt (including short-term portion) at June 30, 2007 are as follows:

	Senior	Subordinated
Principal payments during the year ending June 30	Unsecured debt	owner’s debt	Total

2008	85,000	48,000	133,000
2009	360,000	48,000	408,000
2010	175,625	48,000	223,625
2011	86,250	48,000	134,250
2012	73,750	48,000	121,750
2013 and after	196,875	122,000	318,875

Total	977,500	362,000	1,339,500

17	BONDS

Bond obligations at June 30, 2007 and 2006 are as follows:

	2007	2006

Total nominal value	200,000	200,000
Discount at issue	(6,510)	(6,510)

Net proceeds	193,490	193,490
Accumulated amortization of discount	5,846	5,088

Sub total	199,336	198,578

Less:
Principal repaid as of June 30	(180,000)	(140,000)
Current portion of principal outstanding	(19,336)	(40,000)

Total long-term portion	–	18,578

On October 22, 1999 the Company registered a Chilean bond issuance (No. 218) with the Chilean Superintendence of Stock Corporations and Insurance Companies (SVS). The issuance was made as follows:

			Total nominal	Outstanding
Series	Number of Bonds	Bond value	value at issue	nominal value

A1	1,000	10	10,000	1,000
A2	400	100	40,000	4,000
A3	100	500	50,000	5,000
A4	100	1,000	100,000	10,000

	1,600		200,000	20,000

Each series of bonds is being amortized over 5 years in 10 semi-annual installments commencing May 15, 2003. Interest accrues at 7.5% per year and payments are made semi-annually on May 15 and November 15. The Company had accrued interest of $184 and $552 at June 30, 2007 and 2006, respectively. No guarantees have been given.

The bonds are subject to certain restrictive financial covenants:

i)	The ratio of debt to Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) for the last twelve months must not exceed 6, based on the Chilean GAAP Financial Statements at December 31 of each year that the bonds are outstanding.

ii)	The Company’s net worth must not be less than $800 million.

The Company was in compliance with all bond covenants as of June 30, 2007 and June 30, 2006.

(Continued)

Back to Contents

Minera Escondida Limitada

Notes to Financial Statements
June 30, 2007, 2006 and 2005
(in thousands of USD)

18	SUNDRY CREDITORS LONG-TERM

Sundry Creditors are summarized as follows:

	2007	2006

Liability outstanding for water rights acquired	55,527	59,582
Less:
Short-term portion (included in Sundry creditors-current)	(4,391)	(4,055)

Total	51,136	55,527

The water rights purchased from Compania Minera Zaldivar is payable in 15 annual installments of $9,000 commencing July 1, 2001. Interest is calculated using the imputed interest method using a discount rate of 8.3% .

19	INTEREST EXPENSE

Interest expense is summarized as follows:

	2007	2006	2005

Interest incurred	(113,792)	(96,750)	(80,878)
Interest capitalized in fixed assets	–	39,359	12,328

Total	(113,792)	(57,391)	(68,550)

20	CAPITAL

Capital has been contributed as follows:

Initial capital (*)	65,727
Capitalization of retained earnings by public deed dated:
July 27, 1988	1,497
October 7, 1988	22,877
February 6, 1989	6,110
April 7, 1989	6,013
March 30, 2001	161,000
December 21, 2001	196,700
December 19, 2002	54,578
December 30, 2003	16,700
December 30, 2004	16,700
December 30, 2005	50,000

Capital as of June 30, 2006	597,902

Capitalization of retained earnings by public deed dated:
December 30, 2006	50,000

Capital as of June 30, 2007	647,902

(*)	The Company’s initial capital of $65,727 was contributed by the former partners Minera Utah de Chile Inc. and Getty Mining (Chile) Inc., and relates to property, plant and equipment, cash advances and exploration costs.

According to the Foreign Investment Contract between the state of Chile and the Minera Escondida Owners, the financial debt / equity ratio must not be higher than 75% / 25% by the end of every calendar year. The compliance by the Foreign Investors with the referred percentage is verified by the Executive Vice Presidency of the Foreign Investment Committee on December 31 of each year. To comply with this legal requirement, the company has capitalized the retained earnings mentioned above.

(Continued)

Back to Contents

Minera Escondida Limitada

Notes to Financial Statements
June 30, 2007, 2006 and 2005
(in thousands of USD)

21	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments are composed of cash and cash equivalents, other receivables, recoverable taxes, accounts payable, other payables, due to and from related companies and accrued expenses (non derivatives). In management’s opinion, the carrying amount approximate the fair value due to their short-term nature of these instruments. In addition, the long-term debt does not present a significant difference between its carrying amount and its fair value, based on the interest rate re-negotiation performed in 2006 and the current market rates.

22	COMMITMENTS AND CONTINGENCIES

(1)	At June 30, 2007, the Company had entered into long-term contracts for the sale of approximately 6 million dry metric tonnes of concentrates in total, in predetermined annual amounts through the year 2015. Under the terms of the contracts, annual prices are based upon prevailing market prices.

(2)	Minera Escondida Limitada (MEL) entered into a Sales Agency Agreement for export tonnage with BHP Billiton Marketing A. G., a related party. This agreement, dated January 1, 2002, replaces the Sales Agency Agreement between MEL and BHP Billiton Minerals International Inc., originally signed in October 1985 between MEL and Utah International Inc., and amended in 1995. The sales commission is variable and can be up to 0.5% of monthly sale volumes. Shipping operations for export tonnage are covered by a Shipping Agency Agreement between Minera Escondida Limitada and BHP Billiton Marketing A.G. dated January 1, 2002, with a rate of US$68/wmt. Sales and shipping operations of Escondida within Chile are covered by a Domestic Marketing Services Agreement signed between Minera Escondida Limitada and BHP Chile Inc., dated January 1, 2002, with a rate of 0.125% of sales volumes.

(3)	On October 2004, Minera Escondida Limitada was sued by Mr. Juan Cabezas who alleges that Escondida infringed his intellectual property rights and breached confidentiality in relation to the installation of certain acid fog collection devices at Escondida’s Oxide plant in Chile. The devices are being installed in the Oxide plant by contractor SAME Limited. The amount in dispute is approximately US$27 million.

In May 2007 the Company and Mr. Cabezas signed a settlement agreement by which the parties terminated this case. The Company paid a sum of US$ 0.6m.

(4)	On March 2005, Minera Escondida Limitada (MEL) was sued by Thai Copper Industries Public Company Limited (TCI) who alleges that MEL has breached its obligation to sell quantities of copper concentrates to TCI on a yearly basis. The marketing contract was entered into on March 23, 1998 for a term of 5 years, commencing January 1, 1999. TCI was to take delivery of the copper concentrate at its smelter (which was not yet built) in Thailand.

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

On September 4, 2006 a settlement agreement was executed between Thai Copper and Minera Escondida, with no obligations for Escondida and TCI withdrawing the litigation.

23	FINANCIAL INSTRUMENTS

The Company is exposed to movements in the prices of the products it produces which are generally sold as commodities on the world market. Relevant information on the Company’s material cash-settled commodity contracts, which have been recognized at fair value in the income statement, is provided below:

Forwards	Buy fixed/sell floating	Sell fixed/buy floating

Volume (‘000 tonnes)	245	247
Average price of fixed contract (US$/tonne)	7,081	6,995
Term to maturity (years)	0-1	0-1
Notional amount of fixed contract (US$M)	1,790	1,781

Price participation clauses are part of the TC/RC (treatment and refining charges) element of concentrate sales contracts. These price participation clauses include an embedded derivative, and as such have been marked to fair value for the reporting period. The impact of this adjustment can be found in the income statement under ‘Unrealized fair value change – derivatives‘, while the balance sheet impact is recorded under ‘Financial Liabilities’.

(Continued)

Back to Contents

Minera Escondida Limitada

Supplementary Information – Unaudited
June 30, 2007 and 2006
(in thousands of USD)

MINING OPERATIONS INFORMATION

BHP Billiton owns 57.5% of Minera Escondida. The other 42.5% is owned by the affiliates of Rio Tinto plc (30%); JECO, a subsidiary of Mitsubishi Corporation (10%) a consortium represented by Mitsubishi Corporation (7%), Mitsubishi Materials Corporation (1%), Nippon Mining and Metals (2%); and the International Finance Corporation, (2.5%) .

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

In June 2006, the Escondida Sulphide Leach copper project achieved first production. The approved cost for the project was $907 million.

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

All of the ore reserve figures presented represent estimates at 30 June 2007. All tonnes and grade information presented have been rounded; hence small differences may be present in the totals. In addition, all reserve tonnages and grades include dilution and are quoted on a dry basis, unless otherwise stated.

No third party audits have been carried out specifically for the purpose of this disclosure.

The reported reserves contained in this annual report do not exceed the quantities that, it is estimated, could be extracted economically if future prices were at similar levels to the average historical prices for traded metals for the last three calendar years to 31 Dec 2006. Current operating costs have been matched to the average of historical or long term contract prices in accordance with Industry Guide 7.

(Continued)

Back to Contents

Minera Escondida Limitada

Supplementary Information – Unaudited
June 30, 2007 and 2006
(in thousands of USD)

ORE RESERVES, continued

The three year historical average prices used for each commodity to estimate, or test for impairment of, the reserves of traded metals contained in this annual report are as follows:

Commodity	Price US$

Copper	2.01/lb

		Proven Ore Reserve		Probable Ore Reserve		Total Ore Reserve

								Nominal	Mine life
		Millions of		Millions of		Millions of		production	based on
Commodity		dry metric		dry metric		dry metric		capacity	reserve
Deposit (1,2,3)	Ore type	tonnes	% TCu	tonnes	% TCu	tonnes	% TCu	(Mtpa)	(years)

Copper:

Total Escondida (4,5)	Oxide	110	0.81	51	1.15	161	0.92	175.87	24.4
	Sulphide	659	1.26	1,083	1.08	1,743	1.15
	Sulphide leach	667	0.54	1,728	0.55	2,395	0.547

1)	% TCu – per cent total copper.

2)	Approximate drill hole spacing used to classify the reserves is:

Deposit	Proven Reserve	Probable Ore Reserve

Escondida	Sulphide: 55m x 55m	Sulphide: 80m x 80m
	Sulphide leach: 55m x 55m	Sulphide leach: 100m x 100m
	Oxide: 45m x 45m	Oxide: 50m x 50m

3)	Metallurgical recoveries for the operations are:

Deposit	%Cu

Escondida
Sulphide	87% of TCu
Sulphide Leach	32% of TCu
Oxide	68% of TCu

4)	Changes in the Escondida reserves for the year 2007 include an updated geological model using new data, updated cost and price estimates, full valuation of sulphide leach ore in ultimate pit limits, and variable cut-off grade of sulphide mill ore. This year reserve report combined the two mines into a single reportable reserve. Economic and metallurgical studies are being conducted to evaluate optimal sulphide leach cut-off grades, which may lead to revision in the reserve. The price used for Escondida was Cu = US$2.01/lb.

5)	Escondida production rate and mine life estimate is based on the current life-of-mine plan which uses a future variable production rate from the Escondida pits. The current combined nominal production rate available to the operation is 176 million tonnes per annum.

Proven reserves in stockpiles at June 30, 2007 are:
Escondida Copper	Millions of dry metric tonnes	% TCu

Sulphide Ore	12.35	1.21
Sulphide Leach	172.83	0.68
Oxide Ore	105.53	0.74

These reserves will be used as follows:

Sulphide Ore		8 Years
Sulphide Leach		9 Years
Oxide Ore		12 Years