Form 20-F
period 2009-12-31
RIO TINTO PLC; RIO TINTO LTD
filed 2010-05-27
CIK 863064, 887028

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12 (b) or 12(g) of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the financial year ended: 31 December 2009
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from:                      to
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report

Commission file number: 1-10533	Commission file number: 0-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

England and Wales	Victoria, Australia
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

2 Eastbourne Terrace	Level 33, 120 Collins Street
London, W2 6LG, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Julie Parent, T: 514-848-8519, E: julie.parent@riotinto.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange	Name of each exchange	Title of each class
	on which registered	on which registered
American Depositary Shares*	New York Stock Exchange

Ordinary Shares of 10p each**	New York Stock Exchange

7.125% Notes due 2013	New York Stock Exchange	New York Stock Exchange	7.125% Notes due 2013

5.875% Notes due 2013	New York Stock Exchange	New York Stock Exchange	5.875% Notes due 2013

6.500% Notes due 2018	New York Stock Exchange	New York Stock Exchange	6.500% Notes due 2018

7.125% Notes due 2028	New York Stock Exchange	New York Stock Exchange	7.125% Notes due 2028

8.900% Notes due 2014	New York Stock Exchange	New York Stock Exchange	8.900% Notes due 2014

9.250% Notes due 2019	New York Stock Exchange	New York Stock Exchange	9.250% Notes due 2019

*	Evidenced by American Depositary Receipts. Each American Depositary Share Represents one Rio Tinto plc Ordinary Shares of 10p each.

**	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Title of each class
None	Shares
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None	None
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of each class	Number	Number	Title of each class
Ordinary Shares of 10p each	1,529,003,871	606,831,240	Shares
DLC Dividend Share of 10p	1	1	DLC Dividend Share
Special Voting Share of 10p	1	1	Special Voting Share
          Indicate by check mark if the registrants are well-known seasoned issuers, as defined in rule 405 of the Securities Act.
Yes ☒     No ☐
          If this report is an annual or transition report, indicate by check mark if the registrants are not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐     No ☒
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
Yes ☒     No ☐
          Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).* Yes ☒ No ☐
          * This requirement does not apply to the registrant until its fiscal year ending December 31, 2011.
          Indicate by check mark whether the registrants are large accelerated filers, accelerated filers, or non-accelerated filers. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company☐
          Indicate by check mark which basis of accounting the registrants have used to prepare the financial statements included in this filing:
          US GAAP ☐     International Financial Reporting Standards as issued by the International Accounting Standards Board ☒     Other ☐
          If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrants have elected to follow:
Item 17 ☐     Item 18 ☐
          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐     No ☒

EXPLANATORY NOTE
The Rio Tinto Group is a leading international mining group, combining Rio Tinto plc and Rio Tinto Limited in a dual listed companies (‘DLC’) merger which was designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies. This annual report on Form 20-F, including the financial statements, is presented on a combined basis for the Rio Tinto Group.

Rio Tinto 2009 Form 20-F     3

Rio Tinto
PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information
SELECTED FINANCIAL DATA
The selected consolidated financial data below has been derived from the historical audited consolidated financial statements of the Rio Tinto Group. The selected consolidated financial data should be read in conjunction with, and qualified in their entirety by reference to, the 2009 Financial statements and notes thereto. The financial statements as included on pages A-1 to A-82 have been prepared in accordance with International Financial Reporting Standards both as adopted by the EU (‘EU IFRS’) and as issued by the International Accounting Standards Board (‘IFRS’).
RIO TINTO GROUP

Income Statement Data
For the years ending 31 December	2009	2008	2007	2006	2005
Amounts in accordance with IFRS	US$m	US$m	US$m	US$m	US$m

Consolidated revenue	41,825	54,264	29,700	22,465	19,033
Group operating profit (a)	7,506	10,194	8,571	8,974	6,922

Profit for the year from continuing operations	5,784	5,436	7,746	7,867	5,498
Loss after tax from discontinued operations	(449)	(827)	—	—	—

Profit for the year	5,335	4,609	7,746	7,867	5,498

Basic earnings per share (b)
Profit from continuing operations (US cents)	301.7	286.8	464.9	456.2	312.6
Loss after tax from discontinued operations (US cents)	(25.5)	(52.7)	—	—	—

Profit for the year per share (US cents)	276.2	234.1	464.9	456.2	312.6

Diluted earnings per share (b)
Profit from continuing operations (US cents)	300.7	285.5	462.9	454.3	311.6
Loss after tax from discontinued operations (US cents)	(25.4)	(52.4)	—	—	—

Profit for the year per share (US cents)	275.3	233.1	462.9	454.3	311.6

Rio Tinto 2009 Form 20-F     4

Dividends per share	2009	2008	2007	2006	2005

Dividends declared during the year (b)
US cents
– interim	—	55.6	42.5	32.7	31.5
– final and special	45.0	55.6	68.7	52.3	124.0
UK pence
– interim	—	29.6	20.9	17.5	17.8
– final and special	28.8	37.9	35.3	26.7	69.8
Australian cents
– interim	—	63.3	49.6	42.9	41.4
– final and special	51.6	83.0	76.1	67.8	163.9
Dividends paid during the year (US cents) (b)
– ordinary and special	55.6	124.3	94.8	156.7	68.3
Weighted average number of shares — basic (millions) (b)	1,763.6	1,570.1	1,572.9	1,630.5	1,668.2
Weighted average number of shares — diluted (millions) (b)	1,769.6	1,577.3	1,579.6	1,637.1	1,673.9

Statement of Financial Position Data			Restated (c)
at 31 December	2009	2008	2007	2006	2005
Amounts in accordance with IFRS	US$m	US$m	US$m	US$m	US$m

Total assets	97,236	89,616	101,091	34,494	29,803
Share capital / premium	9,344	5,826	3,323	3,190	3,079
Total equity / Net assets	45,925	22,461	26,293	19,385	15,739
Equity attributable to Rio Tinto shareholders	43,831	20,638	24,772	18,232	14,948

Notes

(a)	Group operating profit under IFRS includes the effects of charges and reversals resulting from impairments and profit and loss on disposals of interests in businesses. Group operating profit amounts shown above exclude equity accounted operations, finance items, tax and discontinued operations.

(b)	The rights issues were at a discount to the then market price. Accordingly, earnings per share and dividends per share for all periods up to the date on which the shares were issued have been adjusted for the bonus element of the issue. The bonus factor for Rio Tinto plc was 1.2105 and for Rio Tinto Limited was 1.2679.

(c)	The 31 December 2007 balance sheet has been restated for the revisions to Alcan’s fair value accounting which were finalised in 2008.

Rio Tinto 2009 Form 20-F     5

Principal risks and uncertainties
The following describes some of the material risks that could affect Rio Tinto. There may be additional risks unknown to Rio Tinto and other risks, currently believed to be immaterial, which could turn out to be material. These risks, whether they materialise individually or simultaneously, could significantly affect the Group’s business and financial results. It also outlines the exposure to risk without explaining the detail of how each is managed and mitigated, or how some risks could result in either a positive (upside) or negative (downside) impact. They should also be considered in connection with any forward looking statements in this document and the cautionary statement on page 10.
External
Commodity prices and global demand for the Group’s products are expected to remain uncertain, which could have a positive or negative impact on the Group’s business.
Commodity prices and demand for the Group’s products are cyclical and strongly influenced by world economic growth. This is particularly so for our key customers, especially in the US and Asia (notably China). There is potential volatility in short to medium term commodity prices as various national stimulus packages are reduced. Muted consumer spending may result from concerns over unemployment. The Group’s normal policy is to sell its products at prevailing market prices and not to enter into price hedging arrangements. The recent improvement in commodity prices and demand for the Group’s products may not remain as strong, which would have an impact on Group revenues, earnings, cash flows, asset values and growth.
Continued growth in demand for the Group’s products in China could be affected by future developments in that country.
The Group’s iron ore is sold to Chinese customers predominantly at fixed prices rather than at spot rates. The 2009 benchmark prices were never officially agreed. Failure to agree on prices remains a source of tension between China and all the major iron ore suppliers.
     The slowdown of China’s economy in 2009 contributed to a contraction in demand for aluminium and lower aluminium prices. If Chinese customers’ demand for the Group’s products fails to continue to recover or Chinese customers source such products from elsewhere, the Group’s business, financial condition and prospects could be affected.
Rio Tinto is exposed to fluctuations in exchange rates that could have an adverse impact on its overall business results.
The Group uses US dollars to denominate most of its sales, hold surplus cash, finance its operations, and present its external and internal results. Although many costs are incurred in US dollars, significant costs are influenced by the local currencies of the countries where the Group operates, principally the Australian dollar, Canadian dollar and Euro. The Group’s normal policy is to avoid hedging arrangements relating to changes in foreign exchange rates. Appreciation in the value of these currencies against the US dollar or prolonged periods of exchange rate volatility may adversely affect the Group’s business results.
Political, legal and commercial instability or community disputes in the countries and territories in which the Group operates could affect the viability of its operations.
The Group has operations in jurisdictions with varying degrees of political, legal and commercial stability. Commercial instability can be influenced by bribery and corruption in their various guises. Administrative change, policy reform, and changes in law or governmental regulations can result in civil unrest, increased regulation and potentially expropriation, or nationalisation. Renegotiation or nullification of existing agreements, leases and permits, changes in fiscal policies (including increased tax or royalty rates) or currency restrictions as well as significantly increased costs or impediments to operation are all possible consequences. Such instability could have an adverse effect on the profitability, the ability to finance or, in extreme cases, the viability of an operation.
     Some of the Group’s current and potential operations are located in or near communities that may regard the operation as being detrimental to their environmental, economic or social circumstances. Community reaction could have an adverse impact on the cost, profitability, ability to finance or even the viability of an operation. Such events could lead to disputes with national or local governments or with local communities and give rise to reputational damage. If the Group’s operations are delayed or shut down as a result of political and community instability, its revenue growth may be constrained and the long term value of its business could be adversely impacted.
The Group’s land and resource tenure could be disputed resulting in disruption to the operation or development of a resource.
The Group operates in several countries where title to land and rights in respect of land and resources (including indigenous title) may be unclear and may lead to disputes over resource development. Such disputes could disrupt or delay relevant mining projects, impede the Group’s ability to develop new mining properties, and may have an adverse effect on the Group’s results of operations or its prospects.
Changes in the cost and/or interruptions in the supply of energy, water, fuel or other key inputs could adversely affect the economic viability of the Group’s operations.
The Group’s operations are resource intensive and, as a result, its costs and net earnings may be adversely affected by the availability or cost of energy, water, fuel or other key inputs. If the prices of key inputs rise significantly more than expected, or if the Group experiences interruptions in, or constraints on, its supply of key inputs, the Group’s costs could increase and its results could be adversely affected.

Rio Tinto 2009 Form 20-F     6

Strategic
Failure of the Group to make or successfully integrate acquisitions could have an adverse effect on the business and results of operations.
Business combinations entail a number of risks including the effective integration of acquisitions (including the realisation of synergies), significant one time write-offs or restructuring charges, and unanticipated costs and liabilities. All of these may be exacerbated by the diversion of management’s attention away from other ongoing business concerns. The Group may also be liable for the past acts, omissions or liabilities of companies or businesses or properties it has acquired, which may be unforeseen or greater than anticipated.
The Group’s business and growth prospects may be negatively affected by reductions in its capital expenditure programme.
The Group requires substantial capital to invest in greenfield and brownfield projects, and to extend the life and capacity of its existing operations. Reductions in capital expenditure (including sustaining capital) have resulted in the cancellation, slowing or deferral of projects until market conditions and commodity prices recover, and sufficient cash is available for investment. If significant variations in commodity prices or demand for our products occurs, the Group may reduce its capital expenditure further, which may negatively impact the timing of its growth and future prospects.
     With the volatility of the commodity markets, the Group’s ability to take advantage of improvements may be constrained by earlier capital expenditure restrictions and the long term value of its business could be adversely impacted.
The Group’s exploration and development of new projects might be unsuccessful, expenditures may not be fully recovered and depleted ore reserves may not be replaced.
The Group develops new mining properties and expands its existing operations as a means of generating shareholder value. The Group seeks to identify new orebodies and mining properties through its exploration programme and has also undertaken the development or expansion of other major operations. There is a high degree of competition for opportunities to develop such orebodies. Certain competitors, such as state run interests, have access to significant resources and may be motivated by political or other non economic factors. The Group may be unable to find willing and suitable joint venture partners to share the cost of developing large projects. There is no assurance, therefore, that the Group’s investment in exploration and project development will be recouped, or that depleted ore reserves will be replaced.
The Group’s proposed iron ore production joint venture with BHP Billiton in Western Australia may not yield the synergies anticipated, or may fail to be completed as currently envisaged.
Rio Tinto and BHP Billiton have proposed a production joint venture covering the entirety of both companies’ Western Australian iron ore assets. The binding agreements on the proposed joint venture were signed on 5 December 2009, and cover all aspects of how the joint venture would operate and be governed. The estimated US$10 billion net present value of the synergies may not be realised or may take longer to realise than expected. The proposed production joint venture requires regulatory approvals in a number of jurisdictions which may not be secured. Regulators may require the Group to relinquish ownership or control over certain assets prior to approving the production joint venture. Any or all of these could reduce the value anticipated from forming the production joint venture or result in a failure to implement the venture as currently envisaged.
Financial
The Group’s reported results could be adversely affected by the impairment of assets and goodwill.
An asset impairment charge may result from the occurrence of unexpected adverse events that impact the Group’s expected performances. In accordance with IFRS, the Group does not amortise goodwill but rather tests it annually for impairment: such impairments cannot be reversed.
     The Group will continue to test goodwill and may, in the future, record additional impairment charges. This could result in the recognition of impairment provisions (which are non cash items) that could be significant and could have an adverse effect on the Group’s reported results.
The Group’s net earnings are sensitive to the assumptions used for valuing defined benefit pension plans and post retirement healthcare plans.
Certain of the Group’s businesses sponsor defined benefit pension plans. The pension expense reported for these plans is sensitive to the assumptions used to value the pension obligations, and also to the underlying economic conditions that influence the assumptions. The sensitivity of earnings to key assumptions is described in more detail in the Financial review on pages 87 to 93. Changing economic conditions, particularly poor pension investment returns, may require the Group to make substantial cash contributions to its pension plans.
     Actual investment returns achieved compared to the amounts assumed within the Group’s reported pension expense are reported in the table below (amounts for prior years have been adjusted to exclude defined contribution assets as explained in note 50 to the 2009 Financial statements).
     As at 31 December 2009, the Group had estimated pension liabilities (on an IAS19 accounting basis) of US$16.2 billion and assets of US$12.4 billion. After excluding those pension arrangements deliberately operated as unfunded arrangements, representing liabilities of US$1.1 billion, the global funding level for pension liabilities (on an IAS19 basis) was approximately 82 per cent. If the funding level materially deteriorates further, cash contributions from the Group may be needed, subject to local requirements.

Rio Tinto 2009 Form 20-F     7

Pension plan investment returns

US$ millions	2009	2008	2007	2006	2005

Expected return on plan assets	581	857	438	261	249
Actual return on plan assets	1,472	(2,451)	309	517	365
Difference between the expected and actual return on plan assets (loss)/gain (US$ million)	891	(3,308)	(129)	256	116
Difference as a percentage of plan assets	7%	(36%)	(1%)	5%	3%

     Note 50 to the 2009 Financial statements provides detailed information on the financial impact of these plans, including the expected return on assets as used for financial reporting purposes; how actual returns have compared to the expected rate historically; and the level of contributions expected during the year after the statement of financial position date.
     The total provision for post-retirement costs is set out in note 27 to the 2009 Financial statements.
Operational
Estimates of ore reserves are based on many assumptions and changes in the assumptions could lead to reported ore reserves being restated.
There are numerous uncertainties inherent in estimating ore reserves including subjective judgements and determinations based on available geological, technical, contract and economic information. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may result in the reserves ceasing to be economically viable. Ultimately this may result in the reserves needing to be restated. Such changes in reserves could also affect depreciation and amortisation rates, asset carrying values, deferred stripping calculations and provisions for close down, restoration and environmental clean up costs.
Labour disputes could lead to lost production and/or increased costs.
Some of the Group’s employees, including employees in non managed operations, are represented by labour unions under various collective labour agreements. The Group may not be able satisfactorily to renegotiate agreements when they expire and may face tougher negotiations or higher wage demands. In addition, existing labour agreements may not prevent a strike or work stoppage, which could have an adverse effect on the Group’s earnings and financial condition.
Some of the Group’s technologies are unproven and failures could adversely impact costs and/or productivity.
The Group has invested in and implemented information systems and operational initiatives including new technologies. Some aspects of these technologies are unproven and the eventual operational outcome or viability cannot be assessed with certainty. The costs, productivity, value in securing business opportunities and other benefits from these initiatives, and the consequent effects on the Group’s future earnings and financial results may vary from expectations. If the Group’s technology systems fail to realise the anticipated benefits, there is no assurance that this will not result in increased costs, interruptions to supply continuity, failure of the Group to realise its production or growth plans or some other adverse effect on operational performance.
The Group’s mining operations are vulnerable to natural disasters, operating difficulties and infrastructure constraints, not all of which are covered by insurance, which could have an impact on its productivity.
Mining operations are vulnerable to natural events, including earthquakes, drought, floods, fire, storms and the possible effects of climate change. Operating difficulties such as unexpected geological variations that could result in significant failure, could affect the costs and viability of operations for indeterminate periods, including smelting and refining.
     The Group requires reliable roads, rail networks, ports, power sources and power transmission facilities, water supplies and IT systems to access and conduct its operations. The availability and cost of infrastructure affects capital and operating costs, and the maintenance of planned levels of production and sales. In particular, the Group transports a large proportion of its products by sea. Limitations, or interruptions in, rail or shipping capacity at any port, including as a result of third parties gaining access to the Group’s integrated infrastructure, could impede the Group’s ability to deliver its products on time. This could have an adverse effect on the Group’s business and results of operations.
     The Group uses an extensive information technology system and infrastructure. A significant failure of major parts of the system or malicious actions could result in significant interruption that could affect the Group’s reputation and operating results.
     The Group’s insurance does not cover every potential risk associated with its operations. Adequate coverage at reasonable rates is not always obtainable. In addition, the Group’s insurance may not fully cover its liability or the consequences of any business interruptions such as equipment failure or labour dispute. The occurrence of a significant event not fully covered by insurance could have an adverse effect on the Group’s business, results of operations, financial condition and prospects.
Joint ventures and other strategic partnerships may not be successful and non managed projects and operations may not comply with the Group’s standards, which may adversely affect its reputation and the value of such projects and operations.
The Group participates in several joint venture arrangements and it may enter into further joint ventures. Although the Group has sought to protect its interests, existing and future joint ventures necessarily involve special risks. Whether or not the Group holds majority interests or maintains operational control in its joint ventures, its partners may:
•	have economic or business interests or goals that are inconsistent with, or opposed to, those of the Group

•	exercise veto rights to block actions that the Group believes are in its or the joint venture’s best interests;

•	take action contrary to the Group’s policies or objectives with respect to its investments; or

Rio Tinto 2009 Form 20-F     8

•	be unable or unwilling to fulfil their obligations under the joint venture or other agreements, such as contributing capital to expansion or maintenance projects.
     Where projects and operations are controlled and managed by the Group’s partners, the Group may provide expertise and advice but it has limited control with respect to compliance with its standards and objectives. Improper management or ineffective policies, procedures or controls could adversely affect the value of related non managed projects and operations and, by association, damage the Group’s reputation thereby harming the Group’s other operations and access to new assets.
The Group may be exposed to major failures in the supply chain for specialist equipment and materials.
Rio Tinto operates within a complex supply chain depending on suppliers of raw materials, services, equipment and infrastructure to ensure its mines and process plants can operate, and on providers of logistics to ensure products are delivered. Failure of significant components of this supply chain due to strategic factors such as business failure or serious operational factors, could have an adverse effect on the Group’s business and results of operations.
Sustainable development
Increased regulation of greenhouse gas emissions could adversely affect the Group’s cost of operations.
Rio Tinto’s operations are energy intensive and depend heavily on fossil fuels. There is increasing regulation of greenhouse gas emissions, progressive introduction of carbon emissions trading mechanisms and tighter emission reduction targets, in numerous jurisdictions in which the Group operates. These are likely to raise energy and production costs to a material degree over the next decade. Regulation of greenhouse gas emissions in the jurisdictions of the Group’s major customers and suppliers as well as in relation to international shipping could also have an adverse effect on the demand for the Group’s products.
The Group depends on the continued services of key personnel.
The Group’s ability to maintain its competitive position and to implement its business strategy is dependent on the services of key engineering, managerial, financial, commercial, marketing and processing people. Loss or diminution in the services of key employees, particularly as a result of an inability to attract and retain staff, or the Group not maintaining a competitive remuneration structure, could have an adverse effect on the Group’s business, financial condition, results of operations and prospects.
     Competition for experienced people with international engineering, mining, metallurgy and geological expertise is high, due to a small pool of individuals against medium to high demand. This may affect the Group’s ability to retain its existing senior management, marketing and technical personnel and to attract qualified personnel on appropriate terms. Similar competition may be felt by the Group’s key contractors and equipment suppliers that, in turn, could affect the Group’s expansion plans.
The Group’s costs of close down, restoration, and rehabilitation could be higher than expected due to unforeseen changes in legislation, standards and techniques, or underestimated costs.
Close down and restoration costs include the dismantling and demolition of infrastructure and the remediation of land disturbed during the life of mining and operations. Estimated costs are provided for over the life of each operation and updated annually but the provisions might prove to be inadequate due to changes in legislation, standards and the emergence of new restoration techniques. Furthermore the expected timing of expenditure could change significantly due to changes in commodity prices that might curtail the life of an operation. Total provisions at 31 December 2009 amounted to US$6,916 million (2008 restated: US$6,011 million) as set out in note 27 to the 2009 Financial statements. These provisions could prove insufficient compared to the actual cost of restoration, or the cost of remediating or compensating for damage beyond the site boundary. Any underestimated or unidentified close down, restoration and environmental rehabilitation costs could have an adverse effect on the Group’s reputation as well as its asset values, earnings and cash flows.
Health, safety, environment and other regulations, standards and expectations evolve over time and unforeseen changes could have an adverse effect on the Group’s earnings and cash flows.
Rio Tinto operates in an industry that is subject to numerous health, safety and environmental laws, regulations and standards as well as community and stakeholder expectations. The Group is subject to extensive governmental regulations in all jurisdictions in which it operates. Operations are subject to general and specific regulations governing mining and processing, land tenure and use, environmental requirements (including site specific environmental licences, permits and statutory authorisations), workplace health and safety, social impacts, trade and export, corporations, competition, access to infrastructure, foreign investment and taxation. Some operations are conducted under specific agreements with respective governments and associated acts of parliament but unilateral variations could diminish or even remove such rights. Evolving regulatory standards and expectations can result in increased litigation and/or increased costs, all of which can have an adverse effect on earnings and cash flows.

Rio Tinto 2009 Form 20-F     9

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
     Examples of forward looking statements in this Annual report include those regarding estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this document that are beyond the Group’s control. For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for our products, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty.
     In light of these risks, uncertainties and assumptions, actual results could be materially different from projected future results expressed or implied by these forward looking statements which speak only as to the date of this report. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or revise any forward looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward looking statements will not differ materially from actual results.

Rio Tinto 2009 Form 20-F     10

Item 4.	Information on the Company
INTRODUCTION
Rio Tinto
Rio Tinto is a leading international business involved in each stage of metal and mineral production. The worldwide Group produces aluminium, copper, diamonds, coal, iron ore, uranium, gold and industrial minerals (borates, titanium dioxide, salt, talc and zircon). With production mainly from Australia and North America, we operate in more than 50 countries. We employ about 102,000 people whose health and safety is a key priority and integral part of placing sustainable development at the heart of every activity. We operate as a global organisation with one set of standards and values, sharing best practices across the Group.
     The Rio Tinto Group combines Rio Tinto plc, which is listed on the London Stock Exchange and headquartered in London, and Rio Tinto Limited, which is listed on the Australian Securities Exchange and has executive offices in Melbourne.
     Businesses include open pit and underground mines, mills, refineries and smelters as well as a number of research and service facilities. The Group consists of wholly and partly owned subsidiaries, jointly controlled assets, jointly controlled entities and associated companies, the principal entities being listed in notes 37 to 40 of the 2009 Financial Statements.
Operational structure
The Group consists of a number of wholly and partly owned subsidiaries, joint ventures and associated companies. Rio Tinto’s management structure is designed to facilitate a clear focus on business performance and is structured into five product groups and two global support groups:
•	Aluminium

•	Copper

•	Diamonds & Minerals

•	Energy

•	Iron Ore

•	Exploration

•	Technology & Innovation
The chief executive of each product group and the global head of each business support group report to the chief executive of Rio Tinto.
Nomenclature and financial data
Rio Tinto plc and Rio Tinto Limited operate as one business organisation, referred to in this report as Rio Tinto, the Rio Tinto Group or, more simply, the Group. These collective expressions are used for convenience only, since both Companies, and the individual companies in which they directly or indirectly own investments, are separate and distinct legal entities.
     “Limited”, “plc”, “Pty”, “Inc”, “Limitada”, “L.L.C.”, “A.S.” or “SA” have generally been omitted from Group company names,except to distinguish between Rio Tinto plc and Rio Tinto Limited. Financial data in United States dollars (US$) is derived from, and should be read in conjunction with, the 2009 Financial statements. In general, financial data in pounds sterling (£) and Australian dollars (A$) have been translated from the consolidated financial statements and have been provided solely for convenience; exceptions arise where data can be extracted directly from source records. Certain key information has been provided in all three currencies in the 2009 Financial statements.
     Rio Tinto Group sales revenue, profit before finance items and tax, net earnings and operating assets for 2008 and 2009 attributable to the product groups and geographical areas are shown in notes 31 and 32 to the 2009 Financial statements. In the Performance section, operating assets and sales revenue for 2008 and 2009 are consistent with the financial information by business unit in the 2009 Financial statements.
     The tables on pages 25 to 28 show production for 2007, 2008 and 2009 and include estimates of proven and probable ore reserves. Words and phrases, often technical, have been used which have particular meanings; definitions of these terms are in the Glossary on pages 164 to 165. The weights and measures used are mainly metric units; conversions into other units are shown on page 165.
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

Rio Tinto 2009 Form 20-F     11

     In 2007, Rio Tinto completed an agreed takeover of the Canadian aluminium producer Alcan Inc. in a US$38 billion transaction that transformed the Group’s aluminium product group into a global leader in aluminium. With copper and iron ore, this gave the Group a major role in the production of the three key metals associated with the growth and urbanisation of China and other developing countries.
     In 2009, the Group completed rights issues that were fully underwritten. The net proceeds from the rights issues of US$14.8 billion were used to pay down Group borrowings.
Contact details
Rio Tinto plc is registered in England and Wales under company number 719885 with its registered office at 2 Eastbourne Terrace, London, W2 6LG (telephone: +44 20 7781 2000). Rio Tinto Limited is registered in Victoria, Australia under ABN 96 004 458 404 with its registered office at Level 33, 120 Collins Street, Melbourne, Victoria 3000 (telephone: +61 3 9283 3333). Rio Tinto’s agent for service in the US is Shannon Crompton, secretary of Rio Tinto’s US holding companies, who may be contacted at Rio Tinto Services Inc., 80 State Street, Albany, New York, 12207-2543.
Strategy
Summary
Rio Tinto’s vision is to be the global mining leader.
     Our vision shapes our core objective, which is to maximise total shareholder return by sustainably finding, developing, mining and processing natural resources.
     To deliver this objective, the Group follows a strategy of investing in and operating large, long term, cost competitive mines and businesses, driven not by choice of commodity but rather by the quality of each opportunity.
We have five business priorities for 2010 to enable us to deliver our strategy and improve our long term financial performance:
•	Focus on operational delivery

•	Pursue our growth path

•	Complete the iron ore production joint venture

•	Prudent balance sheet management

•	Strengthen our relationship with China
Given our geographical reach, strong assets and reputation we believe we are well positioned for success.
Vision
Our vision of being the global mining leader means maintaining or achieving sector leadership, including operational excellence, sustainable development, exploration and innovation.
     We are well placed to achieve this vision through our ownership of some of the world’s best assets. We focus on the development of Tier 1 orebodies – those that will give us large scale, long term and cost competitive operations. This will safeguard our future cash flow and ensure we can operate profitably at every stage of the commodity cycle.
     The global reach of our operations and projects gives us the ability to respond to rising demand for metals and minerals from developed and emerging economies. We will use the advantages that our assets bring to deliver options for future growth.
     Our diverse portfolio, high quality assets, and expertise in technology and marketing give us the capability to supply a wide spectrum of customers and markets. We can supply the raw materials needed for basic infrastructure and the high performance mineral grades needed for high tech applications. This gives us exposure to markets worldwide at various stages of the development cycle. By understanding what our customers value, we develop offerings which meet their needs and generate superior returns for Rio Tinto.
     Effective supply chain integration with our operations and Rio Tinto Marine ensures that we meet customer needs and create value for ourselves by supplying the right products and services at the right time to the right place.
     Rio Tinto has a strong reputation for operational excellence and sustainable development. This reputation gives us our licence to operate, and it is essential that we uphold it and build upon it.
     Long term sustainable development is at the heart of everything we do. We must build upon recent improvements in our safety performance, and we must also continue, and extend, our leadership in areas such as community and government engagement; biodiversity; and land, carbon, water and energy management.
     Our assets and reputation give us the capabilities to operate and grow our business on a global scale. And as we do so, we also have the scope and expertise to bring long term benefits to our local communities and host countries.
Priorities for 2010
The Group is focusing on five business priorities, which are the pathway to delivering our strategy and achieving our vision.
Focus on operational delivery
We will pursue cost reductions and productivity improvements in order to strengthen our focus on operational delivery.
     A key activity will be the continued transformation of the Aluminium business. Rio Tinto Alcan is now sharing common safety, internal compliance and human resource systems. As we complete the financial integration of Alcan, we expect to exceed US$1.1 billion per year in synergies.
     Our capacity for innovation is an important driver of operational delivery improvements. We will continue to capitalise on our leading technologies and develop our capabilities in areas such as automation.

Rio Tinto 2009 Form 20-F     12

     The delivery of capacity improvements along the supply chain is also a key part of this priority. This includes the mining, processing and shipping of our commodities.
Pursue our growth path
Our second priority is to grow our business through disciplined capital expenditure. The improved strength of our balance sheet in 2009 positions us well for growth. We have confidence in the projected increase in long term demand for our products, particularly from emerging markets, which will be the driver of this growth.
     The growth opportunities that we focus on are aligned with our strategy, and so we will make investment decisions based on the quality of each opportunity rather than the choice of commodity. This may mean considering new commodities, as well as capitalising on the expansion potential that is held within our existing assets.
Complete the iron ore production joint venture
A key achievement this year would be the completion of the proposed Western Australian Iron Ore production joint venture with BHP Billiton. After signing the binding agreements in December 2009, covering all aspects of how the joint venture will operate and be governed, we are now addressing the approvals required and integration planning. This transaction would enable us to deliver substantial synergies and unlock the true value of our significant assets in the Pilbara.
Prudent balance sheet management
We will focus on prudent management of our balance sheet, building on the successful measures we undertook to alleviate our debt position in 2009. We will continue with our operating and capital cost reduction initiatives as well as our asset divestment programme in order to optimise our financial position. Our objective in this area is towards achieving a single “A” credit rating. This priority links closely to the pursuit of growth through disciplined capital expenditure.
Strengthen our relationship with China
We will seek to strengthen our relationship with China: our largest trading partner, the home of our largest shareholder, and a market that will be one of the major drivers of future demand. China is strategically important to Rio Tinto and it is essential that we build durable and ongoing relationships there.
Key performance indicators
Rio Tinto’s core objective and strategy dictate key performance indicators (KPIs) that the Group monitors, targets and measures. These KPIs fulfil three roles:
•	To give senior management a means to evaluate the Group’s overall performance from an operational, growth and sustainable development perspective.

•	To provide managers and their teams with clarity and focus on the areas that are critical for the successful achievement of the Group’s goals.

•	To give guidance to the Remuneration committee in framing the Group’s remuneration policy.

Notes

(a)	The accounting information in these charts is drawn up in accordance with IFRS.

(b)	Underlying earnings is the key financial performance indicator which management uses internally to assess performance. It is presented here as an additional measure of earnings to provide greater understanding of the underlying business performance of the Group’s operations. Items excluded from net earnings to arrive at underlying earnings are explained in note 2 to the 2009 Financial statements. Both net earnings and underlying earnings deal with amounts attributable to equity shareholders of Rio Tinto. However, IFRS requires that the profit for the year reported in the income statement should also include earnings attributable to outside shareholders in subsidiaries.
All injury frequence rate (AIFR)
Rio Tinto’s continuous focus on safety in the workplace means that the AIFR is one of the Group’s most important non financial KPIs.
     It is calculated based on the number of injuries per 200,000 hours worked. This includes medical treatment cases, restricted work day and lost day injuries for employees and contractors.

All injury frequency rate	Per 200,000 hours worked

2005	1.35
2006	1.10
2007	1.21(1)
2008	0.98
2009	0.82

(1)	Rio Tinto including former Alcan
At the end of 2009 our AIFR was 0.82, an improvement of 16 per cent from 2008.

Rio Tinto 2009 Form 20-F     13

Underlying earnings
Underlying earnings is the key financial performance indicator used across the Group. It is a measure of earnings that provides insight into the underlying business performance of the Group’s operations. Items excluded from net earnings to arrive at underlying earnings are explained in note 2 of the 2009 Financial statements.

Underlying earnings (a) (b)	US$ m

2005	4,955
2006	7,338
2007	7,443
2008	10,303
2009	6,298

Underlying earnings in 2009 of US$6,298 million were US$4,005 million below the comparable measure for 2008. This was largely due to a US$6,879 million decrease due to price movements on all major commodities, partially offset by a US$484 million increase due to favourable movements in foreign exchange rates; a US$652 million increase from greater iron ore, copper and gold volumes; a US$742 million increase due to a reduction in cash costs; and an US$890 million increase from the reduction of exploration and evaluation expenditure.
Total shareholder return
TSR measures the Group’s performance in terms of shareholder wealth generation through dividends and the share price. Rio Tinto’s TSR is calculated by an independent third party. The Group’s TSR performance compared to the FTSE 100 Index, the ASX All Ordinaries Index and the HSBC Global Mining Index, as well as the relationship between TSR and executive remuneration, is shown on pages 111.

Total shareholder return (TSR)%

2005	78.5
2006	7.5
2007	92.7
2008	(71.5)
2009	172.5

Due to the rights issues in 2009, the adjusted share prices of Rio Tinto plc and Rio Tinto Ltd have changed, so the TSR values in the 2009 Annual report do not match up to the TSR values in the 2008 Annual report. At the end of 2009, the Group’s TSR was an increase of 172.5%, compared with a decrease of 71.5% for 2008.
Net debt
In December 2008, Rio Tinto announced its commitment to reduce net debt by US$10 billion in 2009.
     Net debt is calculated as: the net total of borrowings, cash and cash equivalents, other liquid resources and derivatives related to net debt.

Net debt (a)	US$ m

2005	1,313
2006	2,437
2007	45,191
2008	38,672
2009	18,861

During 2009, net debt decreased from US$38.7 billion to US$18.9 billion following the proceeds from the divestment programme, strong operating cash flows and net proceeds of US$14.8 billion from the rights issues. Net debt to total capital was significantly reduced to 29.1 per cent at 31 December 2009, compared with 63.3 per cent at 31 December 2008.
Capital expenditure
Capital expenditure tracks new and continuing investment in value adding sustaining and growth projects.
     The Group’s capital projects are listed on page 22 in the Capital projects section.

Capital expenditure (a)	US$ m

2005	2,554
2006	3,988
2007	4,968
2008	8,488
2009	5,356

Capital expenditure was US$5,356 million in 2009, a decrease of US$3,132 million over 2008. Capital expenditure included the Brockman 4 and Mesa A iron ore mine developments in Western Australia, the expansion of the Yarwun alumina refinery, the construction of the Clermont thermal coal mine, the expansion of the Kestrel coking coal mine, the development of the underground diamond mines at Diavik and Argyle and the completion of the Madagascar ilmenite mine.

Rio Tinto 2009 Form 20-F     14

Operating cash flows
Operating cash flows were introduced as a key element of the short term incentive plan in 2009. This measure is the same as that in the consolidated cash flow statement.

Operating cash flows (a)	US$ m

2005	8,031
2006	10,923
2007	12,569
2008	20,668
2009	13,834

Operating cash flows, including dividends from equity accounted units, was US$13,834 million, 33 per cent lower than 2008, primarily as a consequence of lower commodity prices.
Greenhouse gas emissions intensity
Rio Tinto accepts the urgent need for climate change action. Improvement in intensity is a reduction in total greenhouse gas emissions per unit of commodity production over time. Broadly consistent with the WBCSD/ WRI Greenhouse Gas Protocol, we calculate total greenhouse gas emissions as direct emissions (Scope 1) plus emissions from imports of electricity (Scope 2) minus electricity and steam exports and net carbon credits voluntarily purchased from, or sold to, recognised sources. We index our performance relative to 2008 as the base year.

Greenhouse gas emissions intensity
Indexed relative to 2008	Group intensity

2005	109.4
2006	110.8
2007	110.2
2008	113.1(1)
100.0(2)
2009	92.5(2)

(1)	Excluding former Alcan

(2)	Including former Alcan
During 2009 we achieved a 7.5 per cent reduction in total greenhouse gas emissions intensity. This was largely as a result of divesting the Ningxia aluminium smelter in China, which is powered by coal based electricity, and reduced production at a number of operations with a higher than average emissions intensity.
Group overview
We have major operations in Australia and North America which account for approximately 85 per cent of the value of our assets, as well as significant businesses in South America, Europe, southern Africa and Asia.
•	All injury frequency rate reduced to 0.82 from 0.98

•	Set iron ore production and sales records

•	Progressed transformation of our aluminium business

•	Exceeded targeted controllable operating cost savings

Notes

(1)	This is the average Rio Tinto share of employees for managed businesses, excluding contractors and employees in businesses classified as assets held for sale during 2009.
Aluminium
Rio Tinto Alcan is a global leader in the aluminium industry. It mines high quality bauxite, refines alumina for both primary aluminium production and specialty alumina markets, and produces primary aluminium at some of the lowest cost, most technologically advanced smelters in the industry. The group is renowned for its technology leadership as well as its advantaged renewable energy assets.
Number of employees: 22,919 (1)
Products
Bauxite, Alumina, Specialty aluminas, Aluminium
Key facts
•	Integration synergies expected to exceed US$1.1 billion in 2010

•	Achieved rapid cost reductions and production curtailments

•	Business being transformed in readiness for the economic recovery

•	During the course of the year, aluminium prices plummeted by as much as 70 per cent from 2008

Rio Tinto 2009 Form 20-F     15

Contribution to gross sales revenue: 27%
Copper
The Copper group is one of the world’s largest producers of copper, with valuable by-products of gold and molybdenum. A diverse mix of operations and projects are located in North and South America, Africa, Asia and Australia. In addition to interests in some of the world’s largest copper mines, it is taking the lead in the development of three of the world’s largest new copper projects.
Number of employees: 7,612 (1)
Products
Copper, Gold, Molybdenum, Silver, Nickel
Key facts
•	Strong operating performance in 2009 supported by recovering market

•	Kennecott Utah Copper production up 37 per cent from 2008

•	Copper industry faces future supply challenges

•	Breakthrough agreement for development of major Mongolian copper-gold mine
Contribution to gross sales revenue: 14%
Diamonds & Minerals
The group comprises Rio Tinto Diamonds (RTD), Rio Tinto Minerals (RTM) and Rio Tinto Iron & Titanium (RTIT). RTD accounts for about six per cent of the world’s production of rough diamonds by value. RTM is a global leader in borates and talc supply and of the science behind their use, and RTIT is a market leader in titanium dioxide feedstock, used in the manufacture of pigments for paints and plastics.
Number of employees: 7,375 (1)
Products
Diamonds, Borates, Titanium dioxide feedstocks, Talc, High purity iron, Metal powders, Zircon, Rutile
Key facts
•	Businesses oriented to OECD demand hence difficult conditions

•	Businesses showing signs of recovery, particularly in Asian markets

•	Diavik Diamonds underground mine starts production in 2010

•	Commencement of ramp up of Madagascar mineral sands mine
Contribution to gross sales revenue: 6%
Energy
Rio Tinto is a leading supplier of thermal and coking coal to the Asian seaborne market as well as being one of the world’s largest uranium producers supplying uranium oxide to electric power utilities worldwide. Rio Tinto Coal Australia manages eight coal mines in Queensland and New South Wales. In the US, the group operates the Colowyo coal mine and has a 48 per cent interest in Cloud Peak Energy.
Number of employees: 7,613 (1)
Products
Thermal coal, Coking coal, Uranium
Key facts
•	More robust seaborne coal markets emerging

•	De-bottlenecking of Australian coal export ports under way

•	New Clermont mine and Kestrel mine expansion on track

•	Nuclear power comeback spells promise for uranium
Contribution to gross sales revenue: 15%
Iron Ore
Rio Tinto Iron Ore is the second largest supplier to the world’s seaborne iron ore trade and produces direct saleable lump and fines ore, pellets and concentrates. It has a global supply capacity to serve both the Pacific and Atlantic markets, operating an integrated platform of mines, rail and port infrastructure including development projects designed to respond rapidly to changes in demand. It operates Dampier Salt located near its iron ore mines in Australia as well as Rio Tinto Marine.
Number of employees: 11,375 (1)

Rio Tinto 2009 Form 20-F     16

Products
Iron ore and Salt
Key facts
•	Operated at full run rate of 220 million tonnes capacity in second half of 2009

•	Developing plans to produce 330 million tonnes per year

•	Uses automated mining technologies including driverless haul trucks
Contribution to gross sales revenue: 29%
Global functions
Activities that support our businesses
Exploration
The role of the Exploration group is to add value to Rio Tinto by discovering or acquiring resources that can increase future cash flows. It is organised into regional multi-commodity teams, with head offices in the UK, the US and Australia, supported by commodity and commercial specialists. Programmes are prioritised on a global basis, with investment decisions driven not by location or choice of commodity but rather by the quality of each opportunity.
Technology & Innovation
Technology & Innovation has offices in Australia, Canada, the UK and the US. Its role is to identify, develop and promote best operational technology practice across the Group and to pursue step change innovation of strategic importance to ore bodies of the future.
Product overview
No one can spend a day without using a metal or mineral. In the production and supply of metals and minerals, Rio Tinto is one of the world’s most diversified companies. Major products are aluminium, iron ore, copper, molybdenum, coal, uranium, diamonds, gold, borates, titanium dioxide, salt and talc.
Segmental analyses of sales revenue by product and by destination have been included in Note 32 to the 2009 Financial statements.
Bauxite, alumina, aluminium
In a closely integrated value chain, the mineral bauxite is refined into alumina which is smelted into aluminium metal. Aluminium is one of the most widely used metals from tennis racquets to aircraft. Rio Tinto is a leading global supplier of bauxite, alumina and primary aluminium.
Silver
Silver is a good conductor of electricity and does not corrode. It is used in many electrical and electronic applications and is the principal ingredient of photographic and x-ray film. Silver is also a metal of beauty, used to make lasting products for the home and person. Rio Tinto produces silver as a by-product of its copper production.
Molybdenum
Molybdenum is a metallic element frequently used in alloys with stainless steel and other metals. It enhances the metal’s toughness, high temperature strength and corrosion resistance. We produce molybdenum as a by-product from the Kennecott Utah Copper operations.
Gold
Gold has enjoyed a mystique and value unrivalled by other metals. Most gold that is not stored as bullion for investment purposes goes into jewellery. Gold’s conductivity and non corrosive properties make it a vital fabrication material in technology, electronics, space exploration and dentistry. We produce gold as a by-product from our copper mines.
Coal
Coal is plentiful, relatively inexpensive, and safe and easy to transport. We are one of the world’s largest producers of thermal coal, used for electricity generation in power stations. We also produce higher value coking, or metallurgical, coal which, when treated into coke, is used in furnaces with iron ore to produce steel.
Uranium
Uranium is one of the most powerful natural energy sources known, used in the production of clean, stable, base load electricity. After uranium ore is mined, it is milled into uranium oxide, the mine product that is sent away for further processing into fuel rods for nuclear power stations.

Rio Tinto 2009 Form 20-F     17

Iron ore
Iron is the key ingredient in the production of steel, one of the most fundamental and durable products for modern day living, from railways to paperclips. Our mines are located in Australia and Canada.
Copper
About two thirds of copper production is used in electrical applications due to its high conductivity. It helps power our lives, in homes and factories, cars, computers, phones and equipment. Further major uses are in air conditioning and refrigeration, plumbing and roofing.
Borates
Mineral borates are used in hundreds of products and processes. They are a vital ingredient of many home and automotive applications, and are essential nutrients for crops. They are commonly used in vitreous applications such as fibreglass products, ceramics, LCD television screens, pharmaceutical and heat resistant glass.
Diamonds
Gem diamonds share the role with gold as a luxury commodity in jewellery. Rio Tinto offers diamond products across a wide range, from the pink, champagne and cognac stones from Argyle in Australia, to the spectacular whites of Diavik in Canada and Murowa in Zimbabwe.
Salt
Salt is one of the basic raw materials for the chemicals industry and is indispensable to a wide array of automotive, construction and electronic products, as well as for water treatment, food and healthcare.
Talc
Talc is hydrated magnesium silicate and is the softest rock in the world. It is an important ingredient in the manufacture of paper, paints, moulded plastics for cars and other familiar products. Rio Tinto produces various grades of talc for niche markets.
Gypsum
Gypsum is a key ingredient in wallboard, plaster, cement and is used in agriculture markets. Rio Tinto’s Dampier Salt operations at Lake MacLeod, Australia, provide high quality natural gypsum to the markets in Africa, Asia and Australia.
Titanium dioxide
The minerals ilmenite and rutile, together with titanium slag, can be transformed into a white titanium dioxide pigment or titanium metal. The white pigment is a key component in paints, plastics, paper, inks, textiles, food, sunscreen and cosmetics. Titanium metal’s key properties of lightweight, chemical inertness and high strength make it ideal for use in medical applications and in the aerospace industry.

Rio Tinto 2009 Form 20-F     18

Market review

Competitive environment
Rio Tinto is a major producer in all of the metals and minerals markets in which it operates. It is generally among the top five global producers by volume in each such market. It has market shares for different commodities ranging from five per cent to 40 per cent. Rio Tinto’s activities are spread across the globe. Most of Rio Tinto’s competitors are private sector companies which are publicly quoted. Several are, like Rio Tinto, diversified in terms of commodity exposure, but others are focused on particular commodities.
     High quality, long life mineral resources, the basis of attractive financial returns, are relatively scarce. Nevertheless, Rio Tinto holds interests in some of the world’s largest deposits. Rio Tinto expects world production volumes to grow in line with global economic growth. In addition, higher demand from China and potentially India, as a result of high rates of economic growth and urbanisation trends in those countries, could contribute further to increases in world production volumes in the long term.
Economic overview
Global economy
Following more than four years of rapid expansion the global economy started to deteriorate rapidly during the third quarter of 2008 as financial markets became increasingly unstable. The bankruptcy of Lehman Brothers became the defining moment of this period sparking significant increases in risk premiums and a sharp contraction in availability of finance. Governments around the world took action to restore confidence in financial markets but a decline in global economic growth became unavoidable with most major developed economies moving into recession by the end of 2008.
     The deterioration in global economic activity continued into 2009, leading to the greatest contraction in industrial production for over 30 years. Global trade ground to a halt, consumer confidence collapsed with rising fears about unemployment, and businesses responded to the credit crunch by cutting spending and reducing output in order to pare back high inventory levels. However, the introduction of large fiscal and monetary stimuli by governments around the world started to take effect towards the middle of the year, averting a second Great Depression.
     Global trade started to recover during the second half of 2009, led by activity in Asia. Major developed economies gradually stabilised with most experiencing renewed GDP growth by the third quarter of 2009.
     Most OECD economies are now in the early stages of recovery initially driven by inventory rebuilding, government spending and in some cases net trade. The normal pattern of recovery is that the process of inventory rebuilding and economic stimulus would generate job growth, increase business confidence, and create the basis for increased consumption. However at this stage there remain risks that the pace of recovery may not be sustained. This is mainly because consumer confidence has been so heavily weighed upon by high unemployment rates, the loss in wealth and the prospect of increased taxes to fund the current stimulus.

Rio Tinto 2009 Form 20-F     19

China
The collapse in global trade affected many developing economies including China. The lagged impact of policy tightening by the Chinese government in early 2008 and a correction in a slightly overheating property market contributed to the slowdown in the pace of economic growth in China during the second half of 2008. By the first quarter of 2009 the annualised pace of GDP growth had fallen to nearly six per cent, a sharp contrast to the double digit growth that the Chinese economy had become accustomed to over the previous four years.
     The Chinese Government reacted strongly and rapidly to the economic slowdown, announcing a Rmb 4 trillion stimulus package, equivalent to about 12 per cent of GDP, to be spent over two years. The Government also introduced a set of measures aimed at supporting demand in key sectors and boosting consumption in rural areas. The stimulus was accompanied by a massive surge in bank lending during the first half of 2009 with significant investment going into the development of infrastructure projects. All these measures were successful in boosting economic growth as early as the second quarter of 2009.
     The growth momentum continued to build up during the second half of the year with activity in the property sector also starting to bounce back strongly. All of these developments bode well for the strength of China’s economy in 2010.
Commodity markets
The sharp fall in global economic activity has had a significant impact on the demand for metals and minerals. Contractions in end-use consumption have been amplified by heavy destocking at all stages of the supply chains. Metals such as aluminium, which tend to be more exposed to the construction and transport sectors of developed economies, have been affected most strongly leading to very rapid increases in excess stocks. Prices, which in many cases were trading well in excess of the marginal costs of production prior to the economic downturn, reacted quickly to falling demand and rising inventories. The price falls were especially steep for exchange traded commodities as the turbulence in the financial sector forced investors out of these markets.
     Aluminium and copper experienced a peak- to-trough variation of about 60 per cent and 70 per cent respectively within just a couple of quarters. Meanwhile the iron ore contract price settled with Japanese customers in the second quarter of 2009 was about one third lower than the previous benchmark. The hard coking coal contract price also fell substantially by close to 60 per cent, whilst spot thermal coal prices fell 65 per cent between July 2008 and the end of the first quarter of 2009. Such price declines put significant pressure on mining companies, with, for some commodities, significant portions of the industry showing negative margins. This led to a shift in focus from maximising output to capital management, production curtailment and cost saving. These recent developments reinforced Rio Tinto’s strategy of investing in Tier 1 assets, which are generally able to generate positive margins over the whole of the economic cycle. The sharp price falls and credit restrictions also led to the cancellation or postponement of many mining projects.
     The start of a stabilisation in the global economy from the second quarter of 2009 and more importantly the rapid turnaround of the Chinese economy triggered a sharp bounce back in commodity prices. Chinese imports of metals and minerals soared to new highs as a result of recovering underlying demand, restocking, closure of high cost domestic capacity and some speculative activity facilitated by rising liquidity. Falls in scrap supplies as a result of slower industrial activity and lower prices also created a need for Chinese consumers to use and import a higher proportion of primary metals. This was especially acute in the case of copper throughout the first half of 2009. These high levels of Chinese imports absorbed some of the surpluses building up outside China, keeping some markets relatively tight.
     Copper experienced one of the strongest rebounds with prices rising 140 per cent between the start and the end of the year, moving to within less than 20 per cent of the pre-crisis 2008 peak. Meanwhile, spot iron ore prices almost doubled over the second half of 2009 and aluminium recovered from a low of near US$1,300 per tonne during the first quarter of 2009 to just over US$2,200 per tonne by year end despite historically high visible stock levels. Movements in coal prices were more subdued during 2009 but started to trend up again towards the very end of the year.
Outlook for 2010
Forecasters have become progressively more optimistic about economic growth in 2010. The IMF is predicting global growth of nearly four per cent and Chinese GDP is expected to grow at between nine and ten per cent. Economy wide inventory rebuilding in the OECD should provide a short term boost to activity. Such growth acceleration would have positive implications for metals and minerals markets. Although it is still unclear whether a sustainable recovery in private sector confidence and economic activity will emerge as the fiscal and monetary stimulus wanes or is removed over time.
     Some risks to the outlook include the possibility of an aggressive tightening of monetary policies in Asian economies in response to concerns about consumer and/or asset price inflation. Also it is possible that consumer spending in the OECD will remain constrained due to concerns about employment prospects, housing wealth and increased tax burdens. Economic data releases and news flow will affect investors’ perceptions about the likelihood of such risks compared with the strength of the more positive forces on the markets. This will lead to negative and positive swings in sentiment affecting commodity prices through speculation.
Marketing channels
All sales and marketing activity is conducted by Rio Tinto’s Product Groups who utilise a range of sales and marketing channels to interact with customers. These channels include direct sales, sales via distributors and sales via agents. No customer facing sales and marketing activity is handled outside of the Product Groups.
Governmental regulation
Rio Tinto is subject to extensive governmental regulations affecting all aspects of its operations and consistently seeks to apply best practice in all of its activities. Due to Rio Tinto’s product and geographical spread, there is unlikely to be any single governmental regulation that could have a material effect on the Group’s business.
     Rio Tinto’s operations in Australia and New Zealand are subject to state and federal regulations of general application governing mining and processing, land tenure and use, environmental requirements, including site specific environmental

Rio Tinto 2009 Form 20-F     20

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
     US and Canada based operations are subject to local, state, provincial and national regulations governing land tenure and use, environmental aspects of operations, product and workplace health and safety, trade and export administration, corporations, competition, securities and taxation. In relation to hydro electric power generation in Canada, water rentals and royalties, as well as surplus power sales, are regulated by the Quebec and British Columbia provincial governments.
     Rio Tinto’s South African based operations are subject to black economic empowerment legislation which includes the requirement to transfer (for fair value) 26 per cent of the Group’s South African mining assets to historically disadvantaged South Africans by 2014.
Environmental regulation
Rio Tinto measures its performance against environmental regulation by rating incidents on a low, moderate, high, or critical scale of likelihood and consequence of impacting the environment. High and critical ratings are reported to the executive management team and the Committee on social and environmental accountability, including progress with remedial actions. Prosecutions and other breaches are also used to gauge Rio Tinto’s performance.
     In 2009, there were 12 high or critical environment incidents at Rio Tinto managed operations compared with 17 in 2008.
     These incidents were of a nature to impact the environment or may have concerned local communities. Of these, eight resulted from water discharge and four were spills. Examples of these include:
•	Spillage of caustic soda on to soil and into the adjacent river following overflow from a truck at port facilities in Saguenay, Canada.

•	Release of untreated water from the treatment plant to a lake at Diavik, Canada.

•	Discharge of water from a dam into a local creek in excess of licence conditions at Hail Creek, Australia.

•	Hydrocarbon leakage to soil and groundwater at Havre St Pierre, Canada.

•	Overflow of a storm water tank releasing leachate and surface run off into the surrounding environment at Alucam, Cameroon.

•	Processing liquor releases to a sea water channel at Gove, Australia.

•	Loss of lubrication oil into the local river following a valve failure on a generator at Kemano, Canada.

•	Overflow of process water containing red mud from a holding pond into a local stream at Gardanne, France.
Trend information
Demand for the Group’s products is closely aligned with levels of, and changes in, global GDP. Changes in the GDP of developing countries will generally have a greater impact on demand for commodities such as iron ore and coking coal, which are significant inputs in the development and improvement of infrastructure. Conversely, changes in the GDP of developed countries will have a greater impact on industrial minerals, which have many applications in consumer products. Aluminium and copper are used in a wide range of applications from infrastructure to consumer products and demand for these metals has tended to grow in line with or slightly faster than global GDP. Trends in production of the Group’s minerals and metals, gross sales revenue and underlying earnings are set out in the Performance reviews starting on page 51.
Rio Tinto 2009 Form 20-F     21

Capital projects
Capital and major evaluation projects
Capital expenditure for 2010 is expected to be at least US$5 billion with potential for a further US$1 billion for new investments. The focus for 2010 will be on the following capital projects:

Capital project Rio Tinto share 100% unless stated	Approved	Estimated	Status/milestones
	project funding	capital spend in
US$ billion	US$bn	2010 US$bn

Iron ore – sustaining and expansion of Pilbara iron ore mines and infrastructure capacity beyond 220mtpa	3.6	1.1	Expansion of Hope Downs from 22mtpa to 30mtpa (US$350 million on 100% basis — Rio Tinto share is 50%) was completed during the first half of 2009. Work progressed on or ahead of schedule on the Mesa A and Brockman 4 mines. Mesa A came onstream in early February 2010 and Brockman 4 is expected to commence production in the second quarter of 2010.

Alumina – expansion of Yarwun alumina refinery from 1.4 to 3.4mtpa	1.8	0.3	Work has been slowed in response to market demand. The change to the construction schedule will result in a completion date in the fourth quarter of 2012.

Aluminium – construction of a new 225MW turbine at the Shipshaw power station in Saguenay, Quebec, Canada	0.2	0.1	Approved in October 2008, the project remains on budget and on schedule to be completed in December 2012.

Aluminium – modernisation of the Kitimat smelter in British Columbia, Canada	0.5	0.1	The project timing has been slowed. Intensive value improvement exercise exploring all options for reducing cost, and optimising project capital expenditures and returns.

Aluminium – AP50 pilot plant in Saguenay, Quebec, Canada	0.4	0.1	The project has been slowed. Construction of the electrical substation to be completed along with site preparation for potrooms and foundation of the busbars room.

Coking coal – Kestrel (Rio Tinto share 80%) extension and expansion	1.0	0.4	The project continues to target scheduled production of coal in 2012.

Thermal coal – Clermont (Rio Tinto 50.1%) replacement of Blair Athol	1.3	0.2	The project remains on track with first coal expected in the first half of 2010, ramping up to full capacity of 12.2mtpa by 2013.

Diamonds – Argyle underground development, extending life to 2018	1.5	0.1	The project has been slowed to critical development activities. The project continues through 2010 and is being reviewed to determine the appropriate ramp-up timing.

Diamonds – Diavik (Rio Tinto 60%) underground development	0.8	–	The project has been largely completed with first production expected in the first half of 2010

Sustaining capital expenditure for 2010 is estimated to be US$2.1 billion (Rio Tinto funded). In addition to these capital projects, the Group will continue to fund a number of major evaluation projects in 2010. Studies will continue into the step change expansion of iron ore production capacity in the Pilbara to 330 million tonnes per annum by 2015. Detailed design and engineering work of the Cape Lambert port expansion are scheduled to be completed by the end of 2010. Other major evaluation projects include the Simandou iron ore project and the La Granja and Resolution copper projects.
Rio Tinto 2009 Form 20-F     22

Capital projects

Completed in 2009	Capital
	Expenditure
	US$ million
	(100% basis)

Diamonds – Diavik underground development (Rio Tinto 60%)	787	Capital investment of $563 million was approved in November 2007 in addition to $224 million invested in 2006-2007 for the feasibility studies and related capital projects. The underground mine produced its first ore in the first quarter of 2010.

Iron ore – expansion of Hope Downs mine from 22 million tonnes per annum to 30 million tonnes per annum (Rio Tinto 50%).	350	Approved in August 2007, the expansion work was completed during the first half of 2009.

Iron ore – construction of the Mesa A mine in the Pilbara region of Western Australia (Rio Tinto 53%). The mine is expected to have an initial production of 20 million tonnes per annum, increasing to 25 million tonnes by 2011.	901	Approved in November 2007, first production took place in the first quarter of 2010.

Completed in 2008

Aluminium – Development of the 360,000 tonne per annum greenfield Sohar smelter in Oman (Rio Tinto 20%).	1,700	Approved in February 2005, first hot metal was produced in June 2008.

Aluminium – Aluminium Spent potlining recycling plant in Quebec (Rio Tinto 100%)	225	Approved in September 2006, the plant commenced operations in June 2008.

Titanium dioxide – Construction by QMM (Rio Tinto 80%) of a greenfield ilmenite operation in Madagascar and associated upgrade of processing facilities at QIT in Canada.	1,000	Construction is substantially complete. First production of ilmenite took place at the end of 2008.

Iron ore – Cape Lambert port expansion (Rio Tinto 53%) from 55 to 80 million tones per annum and additional rolling stock and infrastructure.	952	Approved in January 2007, the project was completed at the end of 2008, ahead of time and within budget.

Completed in 2007

Iron ore – Expansion of Hamersley’s (Rio Tinto share 100%) Mount Tom Price mine to 28 million tonnes per annum capacity.	226	Project completed in March 2007.

Iron ore – Brownfields mine expansion of Hamersley’s (Rio Tinto 100%) Yandicoogina mine from 36 million tonnes per annum to 52 million tonnes per annum.	530	First ore was produced in May 2007, with the project completed at the end of the third quarter of 2007 on time and on budget.

Iron ore – Expansion of Hamersley’s (Rio Tinto 100%) Dampier port (Phase B) from 116 million tonnes per annum to 140 million tonnes per annum capacity and additional rolling stock and infrastructure.	803	This project was completed at the end of 2007 on schedule and on budget.

Iron ore – Hope Downs development (Rio Tinto share: 50% of mine and 100% of infrastructure). Construction of 22 million tonnes per annum mine and related infrastructure.	980	First production occurred in November 2007, three months ahead of schedule. The first train load took place in December 2007.

Rio Tinto 2009 Form 20-F     23

Acquisitions and divestments
During 2009 Rio Tinto acquired an additional interest in Ivanhoe Mines, owner of the Oyu Tolgoi copper-gold project in Mongolia. The Group announced asset sales totalling US$7.2 billion of which US$3.7 billion completed in 2009. Since February 2008, Rio Tinto has announced agreed asset sales of US$10.3 billion.
Acquisitions

Asset	Cost	Status
	US$m

Acquired in 2009

Copper – Ivanhoe Mines	388	The purchase of an additional 9.8% interest increasing the Group’s total holding to 19.7%

Acquired in 2008

None	–

Acquired in 2007

Aluminium – Alcan Inc.	38,652	Acquisition of Alcan Inc announced in July 2007 and completed in October 2007

Energy – Hydrogen Energy (Rio Tinto: 50%)	35	Joint venture with BP

Iron Ore – Dampier Salt (Rio Tinto: 3%)	19	The purchase of a 3% interest in Dampier Salt from a minority shareholder that increased the Group’s total interest to 68.4%

Divestments

Asset	Proceeds	Status
	US$m

Divested in 2009

Energy – Jacobs Ranch	764	Sold to Arch Coal, Inc

Iron Ore – Corumbá mine	814	Sold to Vale

Diamonds & Minerals – Exploration projects in Argentina and Canada	850	Sold to Vale

Aluminium – Ningxia smelter (Rio Tinto: 50%)	125	Sold to Qingtongxia Aluminium Group

Exploration – sundry assets	68	Sold to multiple parties

Energy – Cloud Peak	741	IPO and connected debt offering

Alcan Engineered Products – composites	349	Sold to Schweiter Technologies

Divested in 2008

Energy – Kintyre project	495	Sold to a joint venture

Copper – Greens Creek mine (Rio Tinto: 70%)	750	Sale completed to Hecla Mining, the Group’s minority partner

Copper – Cortez Joint Venture (Rio Tinto: 40%)	1,695	Sold to Barrick Gold, the Group’s majority partner, for cash plus a deferred bonus payment and contingent royalty interest

Exploration – sundry assets	134	Sold to multiple parties

Divested in 2007

Diamonds & Minerals – Lassing and Ennsdorf	6	Rio Tinto Minerals disposed of its operations at Lassing and Ennsdorf in Austria

     During the first quarter of 2010, Rio Tinto completed a further $3.5 billion of divestments comprising the sale of the majority of the Alcan Packaging businesses to Amcor for $1.95 billion, the sale of Alcan Packaging Food Americas to Bemis Company, Inc for $1.2 billion and the sale of two undeveloped coal properties in Australia for $0.3 billion.
     In March 2010 Rio Tinto acquired an additional 15 million shares in Ivanhoe Mines Ltd, increasing its ownership in Ivanhoe Mines by 2.7 per cent to 22.4 per cent. The total consideration for this acquisition was US$241 million.
Rio Tinto 2009 Form 20-F     24

Metals and minerals production

	2009 Production				2008 Production		2007 Production
	Rio Tinto		Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (a)			share		share		share

ALUMINA (‘000 tonnes)
Gardanne (France) (b) (c)	100.0		—	—	38	38	21	21
Gove (Australia) (b)	100.0		2,519	2,519	2,325	2,325	405	405
Jonquière (Vaudreuil) (Canada) (b)	100.0		1,125	1,125	1,370	1,370	252	252
Queensland Alumina (Australia) (b) (d)	80.0		3,959	3,167	3,842	3,074	3,816	1,766
São Luis (Alumar) (Brazil) (b)	10.0		1,657	166	1,504	150	288	29
Yarwun (Australia)	100.0		1,347	1,347	1,293	1,293	1,260	1,260
Specialty Plants (Canada/France/Germany) (b) (c)	100.0		492	492	758	758	144	144

Rio Tinto total				8,815		9,008		3,877

ALUMINIUM (‘000 tonnes)
Alma (Canada) (b)	100.0		435	435	424	424	80	80
Alouette (Sept-Îles) (Canada) (b)	40.0		573	229	572	229	109	44
Alucam (Edéa) (Cameroon) (b)	46.7		73	34	91	43	19	9
Anglesey (UK) (e)	51.0		106	54	118	60	147	75
Arvida (Canada) (b)	100.0		171	171	172	172	32	32
Beauharnois (Canada) (b) (f)	100.0		11	11	50	50	10	10
Bécancour (Canada) (b)	25.1		420	105	415	104	80	20
Bell Bay (Australia)	100.0		177	177	178	178	177	177
Boyne Island (Australia)	59.4		556	331	556	330	548	325
Dunkerque (France) (b)	100.0		244	244	254	254	49	49
Grande-Baie (Canada) (b)	100.0		215	215	212	212	40	40
ISAL (Reykjavik) (Iceland) (b)	100.0		190	190	187	187	35	35
Kitimat (Canada) (b)	100.0		224	224	247	247	47	47
Lannemezan (France) (b) (g)	100.0		—	—	5	5	5	5
Laterrière (Canada) (b)	100.0		235	235	234	234	44	44
Lochaber (UK) (b)	100.0		38	38	43	43	8	8
Lynemouth (UK) (b)	100.0		109	109	165	165	33	33
Ningxia (Qingtongxia) (China) (b) (h)	—		10	5	163	81	31	15
Sebree (US) (b)	100.0		193	193	197	197	37	37
Shawinigan (Canada) (b)	100.0		99	99	100	100	18	18
Sohar (Oman) (i)	20.0		351	70	49	10	—	—
SORAL (Husnes) (Norway) (b)	50.0		98	49	171	86	32	16
Saint-Jean-de-Maurienne (France) (b)	100.0		101	101	130	130	25	25
Tiwai Point (New Zealand)	79.4		271	215	316	250	351	279
Tomago (Australia) (b)	51.6		528	272	523	270	97	50

Rio Tinto total				3,808		4,062		1,473

BAUXITE (‘000 tonnes)
Awaso (Ghana) (b) (j)	80.0		440	352	796	637	216	173
Gove (Australia) (b)	100.0		7,185	7,185	6,245	6,245	985	985
Porto Trombetas (MRN) (Brazil) (b)	12.0		15,645	1,877	18,063	2,168	3,392	407
Sangaredi (Guinea) (b)	(k	)	11,216	5,047	13,181	5,931	2,502	1,126
Weipa (Australia)	100.0		16,235	16,235	20,006	20,006	18,209	18,209

Rio Tinto total				30,696		34,987		20,900

BORATES (‘000 tonnes) (l)
Rio Tinto Minerals — Boron (US)	100.0		411	411	591	591	541	541
Rio Tinto Minerals — Tincalayu (Argentina)	100.0		13	13	19	19	19	19

Rio Tinto total				424		610		560

COAL — HARD COKING (‘000 tonnes)
Rio Tinto Coal Australia
Hail Creek Coal (Australia)	82.0		6,308	5,173	6,049	4,960	5,012	4,110
Kestrel Coal (Australia)	80.0		2,868	2,294	3,089	2,471	2,586	2,069

Rio Tinto total hard coking coal				7,467		7,431		6,179

Rio Tinto 2009 Form 20-F     25

Metals and minerals production (continued)

	2009 Production			2008 Production		2007 Production
	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (a)		share		share		share

COAL — OTHER* (‘000 tonnes)
Rio Tinto Coal Australia
Bengalla (Australia)	30.3	5,466	1,655	5,357	1,622	5,155	1,561
Blair Athol (Australia)	71.2	11,325	8,068	10,194	7,262	7,924	5,645
Hunter Valley Operations (Australia)	75.7	11,232	8,504	10,751	8,139	10,094	7,642
Kestrel Coal (Australia)	80.0	849	679	929	744	1,035	828
Mount Thorley Operations (Australia)	60.6	3,342	2,024	2,949	1,786	2,924	1,771
Tarong Coal (Australia) (m)	—	—	—	262	262	4,510	4,510
Warkworth (Australia)	42.1	5,162	2,172	6,039	2,540	5,775	2,430

Total Australian other coal			23,103		22,356		24,388

US Coal
Antelope (US) (n)	48.3	30,865	29,031	32,474	32,474	31,267	31,267
Colowyo (US) (o)	100.0	3,214	3,214	4,446	4,446	5,077	5,077
Cordero Rojo (US) (n)	48.3	35,687	33,361	36,318	36,318	36,712	36,712
Decker (US) (n)	24.1	4,161	2,017	5,939	2,970	6,340	3,170
Jacobs Ranch (US) (p)	—	26,537	26,537	38,206	38,206	34,565	34,565
Spring Creek (US) (n)	48.3	16,035	15,360	16,341	16,341	14,291	14,291

Total US coal			109,520		130,755		125,083

Rio Tinto total other coal			132,623		153,111		149,471

COPPER (mined) (‘000 tonnes)
Bingham Canyon (US)	100.0	303.5	303.5	238.0	238.0	212.2	212.2
Escondida (Chile)	30.0	1,061.2	318.3	1,281.7	384.5	1,405.5	421.6
Grasberg — Joint Venture (Indonesia) (q)	40.0	269.3	107.7	17.8	7.1	70.9	28.4
Northparkes (Australia)	80.0	34.3	27.4	24.8	19.8	43.1	34.5
Palabora (South Africa)	57.7	82.6	47.6	85.1	49.1	71.4	41.2

Rio Tinto total			804.7		698.5		737.9

COPPER (refined) (‘000 tonnes)
Escondida (Chile)	30.0	327.2	98.2	257.5	77.3	238.4	71.5
Kennecott Utah Copper (US)	100.0	274.2	274.2	200.6	200.6	265.6	265.6
Palabora (South Africa)	57.7	69.4	40.0	75.9	43.8	91.7	52.9

Rio Tinto total			412.4		321.6		390.0

DIAMONDS (‘000 carats)
Argyle (Australia)	100.0	10,591	10,591	15,076	15,076	18,744	18,744
Diavik (Canada)	60.0	5,565	3,339	9,225	5,535	11,943	7,166
Murowa (Zimbabwe)	77.8	124	97	264	205	145	113

Rio Tinto total			14,026		20,816		26,023

GOLD (mined) (‘000 ounces)
Barneys Canyon (US)	100.0	2	2	5	5	11	11
Bingham Canyon (US)	100.0	582	582	368	368	397	397
Cortez/ Pipeline (US) (r)	—	—	—	72	29	538	215
Escondida (Chile)	30.0	144	43	144	43	187	56
Grasberg — Joint Venture (Indonesia) (q)	40.0	1,072	429	—	—	1,058	423
Greens Creek (US) (s)	—	—	—	18	12	68	48
Northparkes (Australia)	80.0	34	27	32	26	79	63
Rawhide (US) (t)	100.0	19	19	18	9	19	10
Others		13	8	14	8	19	11

Rio Tinto total			1,111		501		1,233

GOLD (refined) (‘000 ounces)
Kennecott Utah Copper (US)	100.0	479	479	303	303	523	523

*	Coal — other includes thermal coal and semi-soft coking coal.
Rio Tinto 2009 Form 20-F     26

Metals and minerals production (continued)

	2009 Production				2008 Production		2007 Production
	Rio Tinto		Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (a)			share		share		share

IRON ORE (‘000 tonnes)
Corumbá (Brazil) (u)	—		1,509	1,509	2,032	2,032	1,777	1,777
Hamersley Iron — six wholly owned mines (Australia)	100.0		106,808	106,808	95,553	95,553	94,567	94,567
Hamersley — Channar (Australia)	60.0		11,041	6,625	10,382	6,229	10,549	6,330
Hamersley — Eastern Range (Australia)	(v	)	9,318	9,318	8,186	8,186	6,932	6,932
Hope Downs (Australia) (w)	50.0		20,634	10,317	10,936	5,468	64	32
Iron Ore Company of Canada (Canada)	58.7		13,844	8,129	15,830	9,295	13,229	7,768
Robe River (Australia)	53.0		54,417	28,841	50,246	26,631	51,512	27,301

Rio Tinto total				171,547		153,394		144,707

LEAD (‘000 tonnes)
Greens Creek (US) (s)	—		—	—	4.6	3.2	17.0	11.9

MOLYBDENUM (‘000 tonnes)
Bingham Canyon (US)	100.0		11.3	11.3	10.6	10.6	14.9	14.9

PIG IRON (‘000 tonnes)
HIsmelt® (Australia)	60.0		—	—	144	87	115	69

SALT (‘000 tonnes)
Dampier Salt (Australia) (x)	68.4		8,555	5,848	8,974	6,135	7,827	5,242

SILVER (mined) (‘000 ounces)
Bingham Canyon (US)	100.0		4,871	4,871	3,414	3,414	3,487	3,487
Escondida (Chile)	30.0		5,424	1,627	6,167	1,850	7,870	2,361
Grasberg — Joint Venture (Indonesia) (q)	40.0		3,685	1,474	549	220	1,193	477
Greens Creek (US) (s)	—		—	—	1,815	1,275	8,646	6,075
Others	—		757	596	655	417	914	602

Rio Tinto total				8,569		7,176		13,002

SILVER (refined) (‘000 ounces)
Kennecott Utah Copper (US)	100.0		4,050	4,050	3,252	3,252	4,365	4,365

TALC (‘000 tonnes)
Rio Tinto Minerals — talc (Australia/Europe/North America) (y)	100.0		888	888	1,163	1,163	1,281	1,281

TITANIUM DIOXIDE FEEDSTOCK (‘000 tonnes)
Rio Tinto Iron & Titanium (Canada/South Africa) (z) (aa)	100.0		1,147	1,147	1,524	1,524	1,458	1,458

URANIUM (‘000 lbs U3O8)
Energy Resources of Australia (Australia)	68.4		11,500	7,865	11,773	8,052	11,713	8,011
Rössing (Namibia)	68.6		9,150	6,275	8,966	6,149	6,714	4,605

Rio Tinto total				14,140		14,200		12,616

ZINC (‘000 tonnes)
Greens Creek (US) (s)	—		—	—	13.9	9.8	50.8	35.7

Rio Tinto 2009 Form 20-F     27

Metals and minerals production (continued)
Production data notes:
Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore.

(a)	Rio Tinto percentage share, shown above, is as at the end of 2009 and has applied over the period 2007 — 2009 except for those operations where the Rio Tinto ownership has varied during the year; the weighted average ownership for each year is shown below. The Rio Tinto share varies at individual mines and refineries in the “others” category and thus no value is shown.

Rio Tinto share % Operation	See
	Note		2009	2008	2007

Queensland Alumina	(d	)	80.0	80.0	46.3
Antelope	(n	)	94.0	100.0	100.0
Cordero Rojo	(n	)	94.0	100.0	100.0
Decker	(n	)	47.0	50.0	50.0
Spring Creek	(n	)	94.0	100.0	100.0
Dampier Salt Limited	(x	)	68.4	68.4	67.0

(b)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007; production is shown as from that date. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name.

(c)	Production of smelter grade alumina at Gardanne ceased at the end of 2008. Production continues from the Gardanne specialty alumina plant.

(d)	Rio Tinto held a 38.6 per cent share in Queensland Alumina until 24 October 2007; this increased to 80.0 per cent following the Alcan acquisition.

(e)	The Anglesey smelter ceased smelting operations at the end of the third quarter of 2009.

(f)	The Beauharnois smelter ceased smelting operations in the second quarter of 2009.

(g)	The Lannemezan smelter closed in the first quarter of 2008.

(h)	Rio Tinto sold its 50 per cent interest in the Ningxia aluminium smelter with an effective date of 26 January 2009.

(i)	Production at the Sohar smelter commenced in the third quarter of 2008.

(j)	Rio Tinto Alcan had an 80 per cent interest in the Awaso mine but purchased the additional 20 per cent of production. Rio Tinto Alcan sold its interest in Ghana Bauxite Company, owner of the Awaso mine, with an effective date 1 February 2010.

(k)	Rio Tinto has a 22.95 per cent shareholding in the Sangaredi mine but receives 45.0 per cent of production under the partnership agreement.

(l)	Borate numbers refer to B2O3 quantities in thousands of tonnes.

(m)	Rio Tinto sold its 100 per cent interest in Tarong Coal with an effective date of 31 January 2008; production data are shown up to that date.

(n)	As a result of the initial public offering of Cloud Peak Energy Inc. on 20 November 2009, Rio Tinto now holds a 48.3 per cent interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1 per cent interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America but are now managed by Cloud Peak Energy.

(o)	During 2008, Rio Tinto acquired a 100 per cent interest in the Colowyo mine, having previously held a partnership interest. All of Colowyo’s production was already included in Rio Tinto’s share of production.

(p)	Rio Tinto sold its 100 per cent interest in the Jacobs Ranch mine with an effective date of 1 October 2009. Production data are shown up to that date.

(q)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Total production reflects the total quantities attributable to the joint venture.

(r)	Rio Tinto sold its 40 per cent interest in the Cortez/Pipeline joint venture with an effective date of end of February 2008. Production data are shown up to that date.

(s)	Rio Tinto sold its 70.3 per cent share in the Greens Creek joint venture with an effective date of 16 April 2008. Production data are shown up to that date.

(t)	On 28 October 2008, Rio Tinto increased its shareholding in the Rawhide Joint Venture from 51 per cent to 100 per cent. The previous Joint Venture shareholder continued to be entitled to 49 per cent of production until 31 December 2008; thereafter Rio Tinto has been entitled to 100 per cent.

(u)	Rio Tinto sold its 100 per cent interest in the Corumbá mine with an effective date of 18 September 2009. Production data are shown up to that date.

(v)	Rio Tinto’s share of production includes 100 per cent of the production from the Eastern Range mine. Under the terms of the joint venture agreement (Rio Tinto 54 per cent), Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(w)	Hope Downs started production in the fourth quarter of 2007.

(x)	Rio Tinto increased its shareholding in Dampier Salt Limited to 68.4 per cent at the beginning of July 2007.

(y)	Talc production includes some products derived from purchased ores.

(z)	Quantities comprise 100 per cent of Rio Tinto Fer et Titane and 50 per cent of Richards Bay Minerals’ (RBM) production until late 2009 when RBM concluded a Broad Based Black Economic Empowerment transaction. Rio Tinto Iron & Titanium’s share of RBM production reflects a decrease from 50 to 37 per cent with effect from 9 December 2009.

(aa)	Ilmenite mined in Madagascar is being processed in Canada with effect from June 2009.
Production figures are sometimes more precise than the rounded numbers shown, hence an apparent small difference may result where the Rio Tinto share is totalled.
Rio Tinto 2009 Form 20-F     28

Ore reserves (under Industry Guide 7)
For the purposes of this combined Annual report on Form 20-F estimates of ore reserves have been prepared in accordance with the SEC’s Industry Guide 7 under the United States Securities Act of 1933 and the following definitions:
•	An ‘Ore Reserve’ means that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserves determination. To establish this, studies appropriate to the type of mineral deposit involved have been carried out to estimate the quantity, grade and value of the ore mineral(s) present. In addition, technical studies have been completed to determine realistic assumptions for the extraction of the minerals including estimates of mining, processing, economic, marketing, legal, environmental, social and governmental factors. The degree of these studies is sufficient to demonstrate the technical and economic feasibility of the project and depends on whether or not the project is an extension of an existing project or operation. The estimates of minerals to be produced include allowances for ore losses and the treatment of unmineralised materials which may occur as part of the mining and processing activities. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proven Ore Reserves as defined below.
•	The term “economically”, as used in the definition of reserves, implies that profitable extraction or production under defined investment assumptions has been established through the creation of a mining plan, processing plan and cash flow model. The assumptions made must be reasonable, including costs and operating conditions that will prevail during the life of the project.
•	Ore reserves presented in accordance with SEC Industry Guide 7 do not exceed the quantities that, it is estimated, could be extracted economically if future prices were to be in line with the average of historical prices for the three years to 30 June 2009, or contracted prices where applicable. For this purpose, contracted prices are applied only to future sales volumes for which the price is predetermined by an existing contract; and the average of historical prices is applied to expected sales volumes in excess of such amounts. Moreover, reported ore reserve estimates have not been increased above the levels expected to be economic based on Rio Tinto’s own long term price assumptions.
•	The term “legally”, as used in the definition of reserves, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for reserves to exist, there is reasonable assurance of the issuance of these permits or resolution of legal issues. Reasonable assurance means that, based on applicable laws and regulations, the issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with the Company’s current mine plans.
•	The term “proven reserves” means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established. Proven reserves represent that part of an orebody for which there exists the highest level of confidence in data regarding its geology, physical characteristics, chemical composition and probable processing requirements.
•	The term “probable reserves” means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. This means that probable reserves generally have a wider drill hole spacing than for proven reserves.
•	The amount of proven and probable reserves shown below does not necessarily represent the amount of material currently scheduled for extraction, because the amount scheduled for extraction may be derived from a life of mine plan predicated on prices and other assumptions which are different to those used in the life of mine plan prepared in accordance with Industry Guide 7.
•	The estimated ore reserve figures in the following tables are as of 31 December 2009. Metric units are used throughout. The figures used to calculate Rio Tinto’s share of reserves are often more precise than the rounded numbers shown in the tables, hence small differences might result if the calculations are repeated using the tabulated figures. Commodity price information is given in footnote (a).
•	Where operations are not managed by Rio Tinto the reserves are published as received from the managing company.

Rio Tinto 2009 Form 20-F     29

Ore reserves (under Industry Guide 7)

	Type
	of	Total ore reserves at end
	mine	2009
	(b)	Tonnage	Grade	Interest	Rio Tinto
				%	share

					Recoverable
BAUXITE (c)					mineral
		millions			millions
		of tonnes	%Al2O3		of tonnes
Reserves at operating mines
Gove (Australia)	O/P	186	49.4	100.0	186
Porto Trombetas (Brazil)	O/P	214	49.6	12.0	26
Sangaredi (Guinea)	O/P	130	52.4	23.0	30
Weipa (Australia)	O/P	1,699	52.7	100.0	1,699

Rio Tinto total					1,941

				Marketable
BORATES (d)				product
		millions		millions
		of tonnes		of tonnes
Reserves at operating mine
Rio Tinto Minerals - Boron (US) (e)
– mine	O/P	22.3	100.0	22.3
– stockpiles (f)	S/P	2.3	100.0	2.3

Rio Tinto total				24.6

		Coal type	Marketable	Marketable coal quality
		(h)	reserves	(i)	(i)
							Marketable
COAL (g)				Calorific	Sulphur		reserves
			millions	value	content		millions
			of tonnes	MJ/kg	%		of tonnes
Reserves at operating mines
Rio Tinto Coal Australia
Bengalla (Australia)	O/C	SC	126	28.21	0.47	30.3	38
Blair Athol (Australia) (j)	O/C	SC	18	26.17	0.31	71.2	13
Hail Creek (Australia) (k)	O/C	MC	209	32.20	0.35	82.0	172
Hunter Valley Operations (Australia) (l)	O/C	SC + MC	278	28.99	0.54	75.7	210
Kestrel (Australia)	U/G	SC + MC	128	31.60	0.59	80.0	102
Mount Thorley Operations (Australia)	O/C	SC + MC	24	29.41	0.43	60.6	14
Warkworth (Australia)	O/C	SC + MC	270	30.68	0.44	42.1	114

Total Australian coal							663

US Coal
Antelope (US) (m) (n)	O/C	SC	265	20.59	0.24	48.3	128
Colowyo (US) (o)	O/C	SC	17	23.92	0.44	100.0	17
Cordero Rojo (US) (m)	O/C	SC	372	19.54	0.29	48.3	180
Decker (US) (m) (p)	O/C	SC	2	21.87	0.40	24.1	1
Spring Creek (US) (m)	O/C	SC	272	21.75	0.33	48.3	131
Total US coal							456

Rio Tinto total reserves at operating mines							1,119

Undeveloped reserves (q) Rio Tinto Coal Australia
Clermont (Australia)	O/C	SC	189	27.90	0.33	50.1	95
Mount Pleasant (Australia)	O/C	SC	350	26.73	0.51	75.7	265

Rio Tinto total undeveloped reserves							360

Rio Tinto 2009 Form 20-F     30

Ore reserves (under Industry Guide 7)

	Type of	Total ore reserves		Average
	mine	at end 2009		mill
	(b)	Tonnage	Grade	recovery	Interest		Rio Tinto
				%	%		share

							Recoverable
COPPER							metal
		Millions					millions
		of tonnes	%Cu				of tonnes
Reserves at operating mines
Bingham Canyon (US) (r)
– mine	O/P	484	0.48	85	100.0		1.992
– stockpiles (f)	S/P	40	0.33	85	100.0		0.113
Escondida (Chile)
– sulphide mine	O/P	1,652	1.07	82	30.0		4.352
– sulphide leach mine	O/P	2,289	0.53	33	30.0		1.198
– oxide mine (s)	O/P	73	0.94	68	30.0		0.140
– sulphide stockpiles (f)	S/P	7	1.26	82	30.0		0.023
– sulphide leach stockpiles (f)	S/P	88	0.88	33	30.0		0.076
– oxide stockpiles (f)	S/P	49	0.62	68	30.0		0.062
Grasberg (Indonesia)	O/P+ U/G	2,590	1.00	89	(t	)	7.061
Northparkes (Australia) (u)
– mine	O/P+ U/G	74	0.87	89	80.0		0.460
– stockpiles (f)	S/P	6	0.36	85	80.0		0.014
Palabora (South Africa) (v)	U/G	75	0.60	88	57.7		0.228

Rio Tinto total reserves at operating mines							15.719

Undeveloped reserves (q)
Eagle (US)	U/G	4	2.93	95	100.0		0.102
Oyu Tolgoi (Mongolia) (w)	O/P	930	0.50	87	19.7		0.794

Rio Tinto total undeveloped reserves							0.896

DIAMONDS (c)							Recoverable
							diamonds
		Millions	carats				millions
		of tonnes	per tonne				of carats
Reserves at operating mines
Argyle (Australia)
– AK1 pipe mine	O/P+ U/G	83	2.1		100.0		174.9
– AK1 pipe stockpiles (f)	S/P	2	1.6		100.0		3.2
Diavik (Canada)	O/P+ U/G	20	3.0		60.0		35.8
Murowa (Zimbabwe)
– mine	O/P	20	0.7		77.8		10.8
– stockpiles (f)	S/P	0.02	1.2		77.8		0.02

Rio Tinto total							224.7

							Recoverable
GOLD							metal
		millions	grammes				millions
		of tonnes	per tonne				of ounces
Reserves at operating mines
Bingham Canyon (US) (r)
– mine	O/P	484	0.25	62	100.0		2.471
– stockpiles (f)	S/P	40	0.20	62	100.0		0.159
Grasberg (Indonesia)	O/P+ U/G	2,590	0.86	69	(t	)	13.006
Northparkes (Australia) (u)
– mine	U/G	74	0.35	74	80.0		0.489
– stockpiles (f)	S/P	5.9	0.20	76	80.0		0.023

Rio Tinto total reserves at operating mines							16.149

Undeveloped reserves (q)

Eagle (US) (x)	U/G	4	0.29	73	100.0		0.025

Oyu Tolgoi (Mongolia) (w)	U/G	930	0.36	71	19.7		1.497

Rio Tinto undeveloped reserves							1.522

Rio Tinto 2009 Form 20-F     31

Ore reserves (under Industry Guide 7)

	Type of	Total ore reserves		Average
	mine	at end 2009		mill
	(b)	Tonnage	Grade	recovery	Interest	Rio Tinto
				%	%	share

						Marketable
IRON ORE (c)						product
		Millions				millions
		of tonnes	%Fe			of tonnes
Reserves at operating mines
Hamersley wholly owned (Australia)
– Brockman 2 (Brockman ore) (y)	O/P	15	62.7		100.0	15
– Brockman 4 (Brockman ore)	O/P	621	62.0		100.0	621
– Marandoo (Marra Mamba ore) (z)	O/P	49	61.5		100.0	49
– Mt Tom Price (Brockman ore)	O/P
– mine		76	63.7		100.0	76
– stockpiles (f)	S/P	17	63.0		100.0	17
– Mt Tom Price (Marra Mamba ore) (aa)	O/P	23	61.1		100.0	23
– Nammuldi (Marra Mamba ore) (bb)	O/P	18	61.2		100.0	18
– Paraburdoo (Brockman ore)	O/P	15	63.1		100.0	15
– Turee Syncline Central (Brockman Ore (cc)	O/P	74	61.9		100.0	74
– Western Turner Syncline (Brockman ore)	O/P	314	61.9		100.0	314
– Yandicoogina (Pisolite ore HG)
– mine	O/P	206	58.5		100.0	206
– stockpiles (f)	S/P	3	58.5		100.0	3
– Yandicoogina (Process product) (dd)	O/P	102	58.9		100.0	102
Hamersley — Channar (Australia)
– Brockman ore	O/P	81	63.0		60.0	48
Hamersley — Eastern Range (Australia)
– Brockman ore (ee)	O/P	71	62.8		54.0	38
Hope Downs 1 (Australia)
– Marra Mamba ore (ff)	O/P	353	61.4		50.0	176
Iron Ore Company of Canada
(Canada) (gg)	O/P	584	65.0		58.7	343
Robe River (Australia)
– Pannawonica (Pisolite ore)
– mine	O/P	246	57.3		53.0	130
– stockpiles (f)	S/P	21	56.8		53.0	11
– West Angelas (Marra Mamba Ore)
– mine	O/P	340	61.8		53.0	180
– stockpiles (f)	S/P	7	58.3		53.0	4

Rio Tinto total		614				2,464

						Recoverable
MOLYBDENUM						metal
		Millions				millions
		of tonnes	%Mo			of tonnes
Reserves at operating mine
Bingham Canyon (US) (r) (hh)
– mine	O/P	484	0.046	69	100.0	0.154
– stockpiles (f)	S/P	40	0.023	69	100.0	0.006

Rio Tinto total						0.160

Recoverable
NICKEL						metal
		millions				millions
		of tonnes	%Ni			of tonnes
Undeveloped reserves (q)
Eagle (US)	U/G	4	3.47	87	100.0	0.110

Rio Tinto 2009 Form 20-F     32

Ore reserves (under Industry Guide 7)

	Type of	Total ore reserves		Average
	mine	at end 2009		mill
	(b)	Tonnage	Grade	recovery	Interest		Rio Tinto
				%	%		share

							Recoverable
SILVER							metal
		millions	grammes per				millions
		of tonnes	tonne				of ounces
Reserves at operating mines
Bingham Canyon (US) (r)
– mine	O/P	484	2.11	73	100.0		23.982
– stockpiles (f)	S/P	40	1.82	73	100.0		1.733
Grasberg (Indonesia)	O/P+ U/G	2,590	4.18	70	(t	)	79.698

Rio Tinto total							105.413

				Marketable
TALC (d)				product
		millions		millions
		of tonnes		of tonnes
Reserves at operating mines
Rio Tinto Minerals talc
(Europe/N. America/Australia)	O/P+ U/G
– mine		33.2	100.0	33.2
– stockpiles		0.3	100.0	0.3

Rio Tinto total				33.5

				Marketable
TITANIUM DIOXIDE FEEDSTOCK (d)				product
		millions		millions
		of tonnes		of tonnes
Reserves at operating mines
QIT (Canada)	O/P	51.4	100.0	51.4
QMM (Madagascar)	D/O	11.9	80.0	9.5
RBM (South Africa) (ii)
– mine	D/O	24.4	37.0	9.0
– stockpiles (f)	S/P	0.6	37.0	0.2

Rio Tinto total				70.1

						Recoverable
URANIUM						metal
		millions				millions
		of tonnes	%U308			of tonnes
Reserves at operating mines
Energy Resources of Australia (Australia)
– Ranger #3 mine	O/P	6.3	0.242	83	68.4	0.009
– Ranger #3 stockpiles (f)	S/P	21.4	0.104	83	68.4	0.013
Rössing (Namibia)
– mine	O/P	186.7	0.031	85	68.6	0.033
– stockpiles (f)	S/P	6.0	0.034	85	68.6	0.001

Rio Tinto total						0.056

Rio Tinto 2009 Form 20-F     33

Ore reserves (under Industry Guide 7)

	Type of	Proven ore reserves			Probable ore reserves
	mine	at end 2009			at end 2009
	(b)	Tonnage	Grade	Drill hole	Tonnage	Grade	Drill hole
				Spacing(jj)			Spacing(jj)

BAUXITE (c)		millions			millions
		of tonnes	%Al2O3		of tonnes	%Al2O3
Reserves at operating mines
Gove (Australia)	O/P	140	49.4	50m x 100m	46	49.2	200m x 200m
Porto Trombetas (Brazil)	O/P	150	49.7	200m x 200m	64	49.2	Max 400m
Sangaredi (Guinea)	O/P				130	52.4	75m x 75m
Weipa (Australia)	O/P	339	51.9	150m x 150m	1,360	53.0	300m x 300m

BORATES (d)		millions		millions
		of tonnes		of tonnes
Reserves at operating mine
Rio Tinto Minerals - Boron (US) (e)
– mine	O/P	14.8	120m x 120m	7.5	445m x 445m
– stockpiles (f)	S/P			2.3

			% Yield to
		Recoverable	give
		reserves	marketable	Marketable Reserves
		total	reserves	Proven	Drill hole	Probable	Drill hole
					spacing(jj)		spacing(jj)
		millions		millions		millions
COAL (g)		of tonnes		of tonnes		of tonnes
Reserves at operating mines
Rio Tinto Coal Australia
Bengalla (Australia)	O/C	167	75	64	350m	62	500m
Blair Athol (Australia) (j)	O/C	22	82	18	150m	0.3	150m
Hail Creek (Australia) (k)	O/C	410	51	61	1000m	149	2000m
Hunter Valley Operations (Australia) (l)	O/C	403	69	218	300m	60	500m
Kestrel (Australia)	U/G	153	83	47	500m	81	1000m
Mount Thorley Operations (Australia)	O/C	37	65	21	125m	3	500m
Warkworth (Australia)	O/C	413	65	149	450m	121	1000m
US Coal
Antelope (US) (m) (n)	O/C	265	100	255	300m	10	500m
Colowyo (US) (o)	O/C	17	100	14	140m	3	300m
Cordero Rojo (US) (m)	O/C	372	100	289	250m	84	400m
Decker (US) (m) (p)	O/C	2	100	2	250m
Spring Creek (US) (m)	O/C	272	100	234	300m	38	400m
Undeveloped reserves (q) Rio Tinto Coal Australia
Clermont (Australia)	O/C	197	96	185	220m	4	150 to 300m
Mount Pleasant (Australia)	O/C	459	76			350	125m to 500m

Rio Tinto 2009 Form 20-F     34

Ore reserves (under Industry Guide 7)

	Type of	Proven ore reserves			Probable ore reserves
	mine	at end 2009			at end 2009
	(b)	Tonnage	Grade	Drill hole	Tonnage	Grade	Drill hole
				spacing (jj)			spacing (jj)

COPPER		millions			millions
		of tonnes	%Cu		of tonnes	%Cu
Reserves at operating mines
Bingham Canyon (US) (r)
– mine	O/P	285	0.54	88m	199	0.40	106m
– stockpiles (f)	S/P	32	0.37		8	0.19
Escondida (Chile)
– sulphide mine	O/P	718	1.15	55m x 55m	933	1.00	85m x 85m
– sulphide leach mine	O/P	552	0.53	60m x 60m	1,738	0.53	100m x 100m
– oxide mine (s)	O/P	17	0.87	45m x 45m	56	0.96	50m x 50m
– sulphide stockpiles (f)	S/P	7	1.26
– sulphide leach stockpiles (f)	S/P	88	0.88
– oxide stockpiles (f)	S/P	49	0.62
Grasberg (Indonesia)	O/P + U/G	816	1.12	13m to 47m	1,774	0.95	42m to 97m
Northparkes (Australia) (u)
– mine	O/P + U/G	4	0.65	25 x 25 x 50m	70	0.88	50 x 50 x 100m
– stockpiles (f)	S/P	6	0.36
Palabora (South Africa) (v)	U/G	75	0.60	76m

Undeveloped reserves (q)
Eagle (US)	U/G				3.6	2.93	25m
Oyu Tolgoi (Mongolia) (w)	O/P	127	0.58	50m	803	0.48	75m x 100m

DIAMONDS (c)		millions	carats		millions	Carats
		of tonnes	per		of tonnes	per
			tonne			tonne
Reserves at operating mines
Argyle (Australia)
– AK1 pipe mine	O/P + U/G	23	1.1	50m x 50m	61	2.5	50m x 50m
– AK1 pipe stockpiles (f)	S/P	0.7	2.9		1.2	0.8
Diavik (Canada)	O/P + U/G	9	3.1	24m to 40m	11	2.9	24m to 40m
Murowa (Zimbabwe)
– mine	O/P				20	0.7	50m
– stockpiles (f)	S/P				0.02	1.2

GOLD		millions	grammes		millions	grammes
		of tonnes	per		of tonnes	per
			tonne			tonne
Reserves at operating mines
Bingham Canyon (US) (r)
– mine	O/P	285	0.28	88m	199	0.22	106m
– stockpiles (f)	S/P	32	0.22		8	0.11
Grasberg (Indonesia)	O/P + U/G	816	1.07	13m to 47m	1,774	0.77	42m to 97m
Northparkes (Australia) (u)
– mine	O/P + U/G	4	0.52	25 x 25 x 50m	70	0.34	50 x 50 x 100m
– stockpiles (f)	S/P	6	0.20

Undeveloped reserves (q)
Eagle (US) (x)	UG				3.6	0.29	25m
Oyu Tolgoi (Mongolia) (w)	O/P	127	0.93	50m	803	0.27	75m to 100m

Rio Tinto 2009 Form 20-F     35

Ore reserves (under Industry Guide 7)

	Type of	Proven ore reserves			Probable ore reserves
	mine	at end 2009			at end 2009
	(b)	Tonnage	Grade	Drill hole	Tonnage	Grade	Drill hole
				spacing (jj)			spacing (jj)

IRON ORE (c)		millions			millions
		of tonnes	%Fe		of tonnes	%Fe
Reserves at operating mines
Hamersley wholly owned (Australia)
– Brockman 2 (Brockman Ore) (y)	O/P	13	62.7	50m x 50m	3	62.8	Max 100m
– Brockman 4 (Brockman Ore)	O/P	366	62.2	50m x 50m	255	61.9	200m x 100m
– Marandoo (Marra Mamba Ore) (z)	O/P	39	61.8	75m x 75m	10	60.3	Max 150m
– Mt Tom Price (Brockman Ore)
– mine	O/P	34	63.8	30m x 30m	42	63.6	60m x 30m
– stockpiles (f)	S/P				17	63.0
– Mt Tom Price (Marra Mamba Ore) (aa)	O/P	20	61.4	60m x 30m	3	59.0	60m x 30m
– Nammuldi (Marra Mamba Ore) (bb)	O/P	16	61.4	50m x 50m	2	60.1	100m x 50m
– Paraburdoo (Brockman ore)	O/P	9	63.1	30m x 30m	5	63.1	60m x 30m
– Turee Syncline Central (Brockman Ore) (cc)	O/P				74.0	61.9	120m x 120m
– Western Turner Syncline (Brockman ore)	O/P	222	62.5	60m x 60m	92	60.5	60m x 60m
– Yandicoogina (Pisolite ore HG)
– mine	O/P	206	58.5	50m x 50m
– stockpiles (f)	S/P				3	58.5
– Yandicoogina (Process product) (dd)	O/P	102	58.9	50m x 50m
Hamersley — Channar (Australia)
– (Brockman Ore)	O/P	59	63.1	60m x 60m	21	62.7	Max 120m
Hamersley — Eastern Range (Australia)
– (Brockman ore) (ee)	O/P	55	62.8	60m x 60m	16	62.9	Max 120m
Hope Downs 1 (Australia)
– (Marra Mamba Ore) (ff)	O/P	26	61.7	50m x 50m	327	61.4	50m x 50m
Iron Ore Company of Canada (Canada) (gg)	O/P	440	65.0	122m x 61m	144	65.0	122m x 122m
Robe River (Australia)
– Pannawonica (Pisolite Ore)
– mine	O/P	227	57.3	max 70m x 70m	18	57.0	max 100m x 100m
– stockpiles (f)	S/P	3	57.0		19	56.8
– West Angelas (Marra Mamba Ore)
– mine	O/P	173	62.1	max 50m x 50m	167	61.4	max 200m x 50m
– stockpiles (f)	S/P	1	59.7		7	58.1

MOLYBDENUM		millions			millions
		of tonnes	%Mo		of tonnes	%Mo
Reserves at operating mine
Bingham Canyon (US) (r) (hh)
– mine	O/P	285	0.047	88m	199	0.046	106m
– stockpiles (f)	S/P	32	0.025		8	0.015

NICKEL		millions			millions
		of tonnes	%Ni		of tonnes	%Ni
Undeveloped reserves (q)
Eagle (US)	U/G				3.6	3.47	25m

Rio Tinto 2009 Form 20-F     36

Ore reserves (under Industry Guide 7)

	Type of	Proven ore reserves			Probable ore reserves
	mine	at end 2009			at end 2009
	(b)	Tonnage	Grade	Drill hole	Tonnage	Grade	Drill hole
				spacing (jj)			spacing (jj)

SILVER		millions	grammes		millions	grammes
		of tonnes	per tonne		of tonnes	per tonne
Reserves at operating mines
Bingham Canyon (US) (r)
– mine	O/P	285	2.36	88m	199	1.75	106m
– stockpiles (f)	S/P	32	2.06		8	0.90
Grasberg (Indonesia)	O/P + U/G	816	4.24	13m to 47m	1,774	4.16	42m to 97m

TALC (d)		millions				millions
		of tonnes				of tonnes
Reserves at operating mines
Rio Tinto Minerals — talc (Europe/N.America/Australia)
– mine	O/P + U/G	24.2		10m to 50m		9.0	15m to 100m
– stockpiles	S/P	0.3

TITANIUM DIOXIDE		millions				millions
FEEDSTOCK (d)		of tonnes				of tonnes
Reserves at operating mines
QIT (Canada)	O/P	27.9		max 60m x 60m		23.5	min 60m x 60m
QMM (Madagascar)	D/O	11.4		200m x 100m		0.5	400m x 100m
RBM (South Africa) (ii) – Mine	D/O	8.9		50m x 50m		15.5	800m x 100m
– stockpiles (f)	S/P	0.6

URANIUM		millions			Millions
		of tonnes	%U308		of tonnes	%U308
Reserves at operating mines
Energy Resources of Australia (Australia)
– Ranger #3 mine	O/P	3.2	0.242	25m x 25m	3.1	0.242	50m x 50m
– Ranger #3 stockpiles (f)	S/P	21.4	0.104
Rössing (Namibia)
– mine	O/P	19.4	0.029	20m x 20m	167.2	0.031	120m x 120m
– stockpiles (f)	S/P	6.0	0.034

Rio Tinto 2009 Form 20-F     37

Ore reserves (under Industry Guide 7)
Notes
(a)	Commodity prices (based on a three year average historical price to 30 June 2009) used to test whether the reported reserve estimates could be economically extracted, include the following benchmark prices:

Ore reserve	Unit	US$

Aluminium	pound	1.09
Copper	pound	2.99
Gold	ounce	779
Iron Ore
Australian benchmark (fines)	dmtu*	1.01
Atlantic benchmark (fines)	dmtu*	1.03
Molybdenum	pound	25.18
Nickel	pound	12.13
Silver	ounce	13.71

* dry metric tonne unit
Prices for all other commodities are determined by individual contract negotiation. The reported reserves for these commodities have been tested to confirm that they could be economically extracted using a combination of existing contract prices until expiry and thereafter three year historical prices.

(b)	Type of mine: O/P = open pit, O/C = open cut, U/G = underground, D/O = dredging operation

(c)	Reserves of iron ore, bauxite and diamonds are shown as recoverable reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.

(d)	Reserves of industrial minerals are expressed in terms of marketable product, i.e. after all mining and processing losses. In the case of borates, the marketable product is B2O3.

(e)	RTM Boron reserve tonnage increased due to conversion of mineralised material as part of a pit design update.

(f)	Stockpile components of reserves are shown for all operations at the relevant mine.

(g)	Coal reserves are shown as both recoverable and marketable. The yield factors shown reflect the impact of further processing, where necessary, to provide marketable coal. All reserves at operating mines are assigned, all undeveloped reserves are unassigned. By “assigned” and “unassigned,” we mean the following: assigned reserves means coal which has been committed by the coal company to operating mine shafts, mining equipment, and plant facilities, and all coal which has been leased by the company to others; unassigned reserves represent coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin in the property.

(h)	Coal type: SC: steam/thermal coal, MC: metallurgical/coking coal.

(i)	Analyses of coal from the US were undertaken according to “American Standard Testing Methods” (ASTM) on an “As Received” moisture basis whereas the coals from Australia have been analysed on an “Air Dried” moisture basis according to Australian Standards. MJ/kg = megajoules per kilogramme. 1 MJ/kg = 430.2 Btu/lb.

(j)	Blair Athol reserve depletions were due to production.

(k)	Hail Creek reserves increased as a result of a major model update including an upgrade of some mineralised material to reserves.

(l)	Hunter Valley Operations reserves decreased due to production and mine design updates.

(m)	As a result of the IPO of Cloud Peak Energy Inc. on 20 November 2009, Rio Tinto now holds a 48.3 per cent interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1 per cent interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America but are now managed by Cloud Peak Energy.

(n)	Antelope reserves decreased following production as well as a model update.

(o)	Colowyo reserves were depleted through production.

(p)	Decker reduced reserves through production and a contract buy out.

(q)	The term ‘undeveloped reserves’ is used here to describe material that is economically viable on the basis of technical and economic studies but for which mining and processing permits may have yet to be requested or obtained. There is a reasonable, but not absolute, certainty that the necessary permits will be issued and that mining can proceed when required.

(r)	Bingham Canyon reserve tonnages decreased through production and mine design changes including updated geotechnical inputs.

(s)	Escondida oxide reserve changes followed updating of economic considerations, geometallurgical inputs and material reclassification.

(t)	Under the terms of a joint venture agreement between Rio Tinto and FCX, Rio Tinto is entitled to a direct 40 per cent share in reserves discovered after 31 December 1994 and it is this entitlement that is shown.

(u)	Northparkes underground reserves declined due to production and revision of the mining model.

(v)	The reduction in Palbora reserves follows production.

(w)	Rio Tinto increased its interest in the Oyu Tolgoi project from 9.9 per cent to 19.7 per cent.

(x)	The Eagle gold reserve is reported for the first time following a model update.

(y)	Brockman 2 (Brockman ore) reserves reduced due to production.

(z)	Marandoo (Marra Mamba ore) reserves declined after production and updating of the geological model.

(aa)	Mt Tom Price (Marra Mamba ore) reserves declined following production as well as incorporation of a new geological model and pit design changes.

(bb)	Nammuldi (Marra Mamba ore) reserve tonnage lessened following production.

(cc)	Turee Syncline Central (Brockman ore) is reported for the first time following economic and geological studies.

(dd)	Yandicoogina (Process Product) reserve tonnage reduced from production and model updates incorporating new factors based on reconciliation.

(ee)	Hamersley – Eastern Range (Brockman Ore) reserve tonnes have reduced following production, update of the geological model, inclusion of reconciliation data and subsequent pit design revisions.

(ff)	Hope Downs 1 (Marra Mamba ore) was reported as Hope Downs in 2008.

(gg)	Reserves at Iron Ore Company of Canada are reported as marketable product, at a natural moisture content of 2 per cent using process upgrade factors derived from current IOCC concentrating and pellet operations and a modelling cut off grade of 16 per cent concentrate weight yield. The in situ mined material equivalent is 1,369 million tonnes at 38.0 per cent iron; made up of proven ore reserves of 1,028 million tonnes at 38.1 per cent iron and probable ore reserves of 341 million tonnes at 37.5 per cent iron.

(hh)	Molybdenum grades interpolated from exploration drilling assays have been factored based on a long reconciliation history to blasthole and mill samples.

(ii)	During the fourth quarter of 2009, Richards Bay Minerals concluded a Broad Based Black Economic Empowerment transaction. The table above reflects a change from 50 per cent to 37 per cent in Rio Tinto’s interest in RBM, with effect from 9 December 2009.

(jj)	Drill hole spacings are either average distances, a specified grid distance (a regular pattern of drill holes — the distance between the drill holes along the two axes of the grid will be aligned to test the size, shape and continuity of the mineral deposit; as such there may be different distances between the drill holes along the two axes of a grid) or the maximum drill hole spacing that is sufficient to determine the reserve category for a particular deposit. As the continuity of mineralisation varies from deposit to deposit, the drill hole spacing required to categorise a reserve varies between and within deposit types.
Rio Tinto 2009 Form 20-F     38

Mines and production facilities
Group mines
(Rio Tinto’s interest 100% unless otherwise shown)

Mine	Location	Access	Title/lease

BAUXITE

CBG Sangaredi (23%)	Conakry, Guinea	Road and air	Lease expires in 2038

Gove	Gove, Northern Territory, Australia	Road, air and port	100% Leasehold (held in trust by the Commonwealth on behalf of the Traditional Owners until end of mine life)

MRN Porto Trombetas (12%)	Porto Trombetas, Brazil	Air or port	Mineral rights granted for undetermined period

Weipa/Ely	Weipa, Queensland, Australia	Road, air and port	The Weipa Queensland Government lease expires in 2041 with an option of 21 year extension, then two years’ notice of termination; the Ely Alcan Queensland Pty. Limited Agreement Act 1965 expires in 2048 with 21 year right of renewal with a two year notice period

COPPER

Escondida (30%)	Atacama Desert, Chile	Pipeline and road to deep sea port at Coloso; road and rail	Rights conferred by Government under Chilean Mining Code

Grasberg joint venture (40% of production)	Papua, Indonesia	Pipeline, road and port	Indonesian Government Contracts of Work expire in 2021 with option of two ten year extensions

Kennecott Utah Copper Bingham Canyon	Near Salt Lake City, Utah, US	Pipeline, road and rail	Owned

Northparkes (80%)	Goonumbla, New South Wales, Australia	Road and rail	State Government mining lease issued in 1991 for 21 years. Development consent approved in 2009 for extension of mine life to 2025

Palabora (57.7%)	Phalaborwa, Limpopo Province, South Africa	Rail and road	Lease from South African Government until deposits depleted. Base metal claims owned by Palabora

DIAMONDS & MINERALS

Diamonds

Argyle Diamonds	Kimberley Ranges, Western Australia	Road and air	Mining tenement held under Diamond (Argyle Diamond Mines Joint Venture) Agreement Act 1981-1983; lease extended for 21 years from 2004

Diavik (60%)	Northwest Territories, Canada	Air, ice road in winter	Mining leases from Canadian Federal Government expiring in 2017 and 2018

Murowa (77.8%)	Zvishavane, Zimbabwe	Road and air	Claims and mining leases

Industrial Minerals

Rio Tinto Minerals — Boron	California, US	Road, rail and port	Owned

Rio Tinto Minerals — Talc	Trimouns, France (other smaller operations in Australia, Europe and North America)	Road and rail	Owner of ground (orebody) and long term lease agreement to 2012

Rio Tinto Fer et Titane Lac Tio	Havre-Saint-Pierre, Quebec, Canada	Rail and port (St Lawrence River)	Mining covered by two concessions granted by State in 1949 and 1951 which, subject to certain Mining Act restrictions, confer rights and obligations of an owner

QIT Madagascar Minerals (80%)	Fort-Dauphin, Madagascar	Road and port	Mining lease

Richards Bay Minerals (37%)	Richards Bay, KwaZulu-Natal, South Africa	Rail, road and port	Long term renewable mineral leases; State lease for Reserve 4 initially runs to end 2022; Ingonyama Trust lease for Reserve 10 runs to 2022. Application made for both mineral leases to be converted to new order mining rights following transfer in December 2009 of 26% interest to investor groups of previously disadvantaged South Africans in terms of Mining Charter Legislation

Rio Tinto 2009 Form 20-F     39

Group mines (continued)

Mines	History	Type of mine	Power source

BAUXITE

CBG Sangaredi (23%)	Bauxite mining commenced in 1973. Shareholders are 51% Halco and 49% Government of Guinea. Rio Tinto Alcan has held 45% of Halco since 2004. Current annual capacity is 13 million tonnes	Open cut	On site generation (fuel oil)

Gove	Bauxite mining commenced in 1970 feeding both the Gove refinery and export market capped at two million tonnes per annum. Bauxite export ceased in for the expanded Gove refinery. Bauxite exports recommenced in 2008. Current production capacity about ten million tonnes per annum with mine life estimated to 2030	Open cut	Central power station located at the Gove refinery

MRN Porto Trombetas (12%)	Mineral extraction commenced in April 1979. Initial production capacity 3.4 million tonnes annually. From October 2003, production capacity up to 16.3 million tonnes per year. Capital structure currently: Vale (40%), BHP Billiton (14.8%), Rio Tinto Alcan (12%), CBA (10%), Alcoa/Abalco (18.2%) and Norsk Hydro (5%). Production 18 million tonnes of wet and dry bauxite annually	Open cut	On site generation (heavy oil, diesel)

Weipa/Ely	Bauxite mining commenced in 1961 at Weipa. Major upgrade completed at Weipa in 1998. Rio Tinto interest increased from 72.4% to 100% in 2000 at Weipa. In 1997, Ely Bauxite Mining Project Agreement signed with local Aboriginal land owners. Bauxite Mining and Exchange Agreement signed in 1998 with Comalco to allow for extraction of ore at Ely. In 2004 a mine expansion was completed at Weipa that has lifted annual capacity to 21.5 million tonnes. Mining commenced on the adjacent Ely mining lease in 2006, in accordance with the 1998 agreement with Alcan. A second shiploader that increases the shipping capability was commissioned in 2006 at Weipa. First ore extracted at Ely in 2007.	Open cut	On site generation; new power station commissioned in 2006

COPPER

Escondida (30%)	Production started in 1990 and expanded in phases to 2002 when new concentrator was completed; production from Norte started in 2005 and the sulphide leach produced the first cathode during 2006	Open pit	Supplied from SING grid under various contracts with local generating companies

Grasberg joint venture (40% of production)	Joint venture interest acquired 1995. Capacity expanded to over 200,000 tonnes of ore per day in 1998. Addition of underground production of more than 35,000 tonnes per day in 2003. Expansion to 50,000 tonnes per day in mid 2007 and target to increase to 80,000 tonnes by mid 2010	Open pit and underground	Long term contract with US-Indonesian consortium operated purpose built coal fired generating station

Kennecott Utah Copper Bingham Canyon	Interest acquired in 1989. Modernisation includes smelter complex and expanded tailings dam	Open pit	On site generation supplemented by long term contracts with Rocky Mountain Power

Northparkes (80%)	Production started in 1995; interest acquired in 2000	Open pit and underground	Supplied from State grid

Palabora (57.7%)	Development of 20 year underground mine commenced in 1996 with open pit closure in 2003	Underground	Supplied by ESKOM via grid network

DIAMONDS & MINERALS

Diamonds

Argyle Diamonds	Interest increased from 59.7% following purchase of Ashton Mining in 2000. Underground mine project approved in 2005 to extend mine life to 2018	Open pit to underground in future	Long term contract with Ord Hydro Consortium and on site Generation

Diavik (60%)	Deposits discovered 1994-1995. Construction approved 2000. Diamond production started 2003. Second dike closed off in 2005 for mining of additional orebody. The underground mine is expected to start production in 2010, ramping up to full production in 2013	Open pit to underground in future	On site diesel generators; installed capacity 27MW with an upgrade under way

Murowa (77.8%)	Discovered in 1997. Small scale production started in 2004	Open pit	Supplied by ZESA with diesel generator back up

Industrial Minerals

Rio Tinto Minerals — Boron	Deposit discovered in 1925 and acquired by Rio Tinto in 1967	Open pit	On site co-generation units

Rio Tinto Minerals — Talc	Production started in 1885; acquired in 1988. Australian mine Three Springs acquired in 2001	Open pit	Supplied by Atel and on site generation units. Australian Three Springs mine power supplied by Western Power

Rio Tinto Fer et Titane Lac Tio	Production started 1950; interest acquired in 1989	Open pit	Long term contract with Hydro-Quebec

QIT Madagascar Minerals (80%)	Began as exploration project 1980s; construction approved 2005; ilmenite production started end of 2008	Mineral sand dredging	On site diesel generators

Richards Bay Minerals (37%)	Production started 1977; interest acquired 1989. Fifth mining plant commissioned in 2000. One mining plant decommissioned in 2008	Beach sand dredging	Contract with ESKOM

Rio Tinto 2009 Form 20-F     40

Group mines (continued)
(Rio Tinto’s interest 100% unless otherwise shown)

Mine	Location	Access	Title/lease

ENERGY

Energy Resources of Australia (68.4%) Ranger	Northern Territory, Australia	Road	Mining tenure granted by Federal Government

Rio Tinto Coal Australia Bengalla (30.3%)	New South Wales and Queensland, Australia	Road, rail, conveyor and port	Leases granted by state
Blair Athol (71.2%)
Hail Creek (82%)
Hunter Valley Operations (75.7%)
Kestrel (80%)
Mount Thorley Operations (60.6%)
Warkworth (42.1%)

Cloud Peak Energy Antelope (48.3%) Cordero Rojo (48.3%) Decker (24.1%) Spring Creek (48.3%)	Wyoming, Montana, US	Rail and road	Leases from US and state governments and private parties, with minimum coal production levels, and adherence to permit requirements and statutes

Colowyo (100%)	Colorado, US	Rail and road	Leases from US and state governments and private parties, with minimum coal production levels, and adherence to permit requirements and statutes

Rössing Uranium (68.6%)	Namib Desert, Namibia	Rail, road and port	Federal lease

IRON ORE

Hamersley Iron Brockman Marandoo Mount Tom Price Nammuldi Paraburdoo	Hamersley Ranges, Western Australia	Railway and port (owned by Hamersley Iron and operated by Pilbara Iron)	Agreements for life of mine with Government of Western Australia
Yandicoogina
Channar (60%)
Eastern Range (54%)

Hope Downs joint venture (50% mine, 100% infrastructure)	Pilbara region, Western Australia	Railway owned and operated by Rio Tinto	Agreements for life of mine with Government of Western Australia

Iron Ore Company of Canada (58.7%)	Labrador City, Province of Labrador and Newfoundland	Railway and port facilities in Sept-Iles, Quebec (owned and operated by IOC)	Sublease with the Labrador Iron Ore Royalty Income Fund which has lease agreements with the Government of Newfoundland and Labrador that are due to be renewed in 2020 and 2022

Robe River Iron Associates (53%) Mesa J West Angelas	Pilbara region, Western Australia	Railway and port (owned by Robe River and operated by Pilbara Iron)	Agreements for life of mine with Government of Western Australia

Dampier Salt (68.4%)	Dampier, Lake MacLeod and Port Hedland, Western Australia	Road and port	State agreements (mining leases) expiring in 2013 at Dampier, 2018 at Port Hedland and 2021 at Lake MacLeod with options to renew in each case

Rio Tinto 2009 Form 20-F     41

Group mines (continued)

Mine	History	Type of mine	Power source

ENERGY

Energy Resources of Australia (68.4%) Ranger	Mining commenced 1981. Interest acquired through North in 2000. Life of mine extension to 2020 announced in 2007	Open pit	On site diesel/steam power generation

Rio Tinto Coal Australia Bengalla (30.3%) Blair Athol (71.2%) Hail Creek (82%) Hunter Valley Operations (75.7%) Kestrel (80%) Mount Thorley Operations (60.6%) Warkworth (42.1%)	Production started for export at Blair Athol in 1984. Kestrel was acquired and recommissioned in 1999. Hail Creek started in 2003. Coal & Allied shares were first acquired in 1977, and management control gained in 1993. Successive acquisitions of surrounding assets results in the current portfolio	Open cut and underground (Kestrel)	State owned grid

Cloud Peak Energy Antelope (48.3%) Cordero Rojo (48.3%) Decker (24.1%) Spring Creek (48.3%)	Cloud Peak Energy formed in 2009 and includes the Cordero Rojo, Antelope and Spring Creek mines from the former Rio Tinto Energy America	Open cut	Supplied by IPPs and Cooperatives through national grid service

Colowyo (100%)	Colowyo was acquired in 1995	Open cut	Supplied by IPPs and Cooperatives through national grid service

Rössing Uranium (68.6%)	Production began in 1978	Open pit	Namibian National Power

IRON ORE

Hamersley Iron Brockman Marandoo Mount Tom Price Nammuldi Paraburdoo Yandicoogina Channar (60%) Eastern Range (54%)	Annual capacity increased to 68 million tonnes during 1990s. Yandicoogina first ore shipped in 1999 and port capacity increased. Eastern Range started 2004	Open pit	Supplied through the integrated Hamersley and Robe power Network operated by Pilbara Iron

Hope Downs joint venture (50% mine, 100% infrastructure)	Joint venture venture between Rio Tinto and Hancock Prospecting. Construction of Stage 1 to 22 million tonnes per annum commenced April 2006 and first production occurred November 2007. Stage 2 to 30 million tonnes per annum completed 2009	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

Iron Ore Company of Canada (58.7%)	Interest acquired in 2000 through North. Current operation began in 1962 and has processed over one billion tonnes of crude ore since. Annual capacity 17.5 million tonnes of concentrate of which 13.5 million tonnes can be pelletised	Open pit	Supplied by Newfoundland Hydro under long term contract

Robe River Iron Associates (53%) Mesa J West Angelas	First shipment in 1972. Annual sales reached 30 million tonnes in late 1990s. Interest acquired in 2000 through North. West Angelas first ore shipped in 2002 and mine expanded in 2005. Current sales more than 50 million tonnes per year	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

Dampier Salt (68.4%)	Construction of the Dampier field started in 1969; first shipment in 1972. Lake MacLeod was acquired in 1978 as an operating field. Port Hedland was acquired in 2001 as an operating field.	Solar evaporation of seawater (Dampier and Hedland) and underground brine (Lake MacLeod); dredging of gypsum from surface of Lake MacLeod	Dampier supply from Hamersley Iron Pty Ltd; Lake MacLeod from Western Power and on site generation units; Port Hedland from Western Power

Rio Tinto 2009 Form 20-F     42

Information on Group power plants
(Rio Tinto’s interest 100% unless otherwise shown)

Capacity as of 31 December 2009
	Location	Title/lease	Plant type/product	(based on 100% ownership)

ALUMINIUM

Gladstone power station (42%)	Gladstone, Queensland, Australia	100% freehold	Thermal power station	1,680 megawatts

Highlands power stations	Lochaber, Kinlochleven, UK	100% freehold	Hydroelectric power	80 megawatts

Lynemouth power station	Lynemouth, UK	100% freehold	Thermal power station	420 megawatts

Kemano power station	Kemano, British Columbia, Canada	100% freehold	Hydroelectric power	896 megawatts

Quebec power stations	Saguenay, Quebec, Canada (Chute-à-Caron, Chute-à-la-Savane, Chutes-des-Passes, Chute-du-Diable, Isle-Maligne, Shipshaw)	100% freehold except Péribonka lease to 2058	Hydroelectric power	2,919 megawatts

Vigelands power station	Nr Kristiansand, Norway	100% freehold	Hydroelectric power	26 megawatts

COPPER

Phalaborwa power station (57.7%)	Phalaborwa, Limpopo Province, South Africa	100% freehold	Steam turbine running off waste heat boilers at the copper smelter	8 megawatts

Puncakjaya Power (22.12%)	Grasberg, Papua, Indonesia	Lease	Diesel power plant Coal fired power plant	193 megawatts

Kennecott Utah Copper	Magna, Salt Lake City, Utah, US	100% freehold	Thermal power station	175 megawatts

Rio Tinto 2009 Form 20-F     43

Group smelters and refineries
(Rio Tinto’s interest 100% unless otherwise shown)

Capacity as of 31 December 2009
Smelter/Refinery	Location	Title/lease	Plant type/product	(based on 100% ownership)

ALUMINIUM

Alma	Alma, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium rod, t-foundry, molten metal, remelt	437,000 tonnes per year aluminium

Alouette (40%)	Sept-Îles, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium high purity, remelt	600,000 tonnes per year aluminium

Alucam (46.7%)	Edéa, Cameroon	100% freehold	Aluminium smelter producing aluminium slab, remelt	100,000 tonnes per year aluminium

Arvida	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium billet, molten metal, remelt	176,000 tonnes per year aluminium

Bécancour (25.1%)	Bécancour, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium slab, billet, t-foundry, remelt	430,000 tonnes per year aluminium

Bell Bay	Bell Bay, Northern Tasmania, Australia	100% freehold	Aluminium smelter producing aluminium slab, molten metal, small form and t-foundry, remelt	180,000 tonnes per year aluminium

Boyne Smelters (59.4%)	Boyne Island, Queensland, Australia	100% freehold	Aluminium smelter producing aluminium, billet, EC grade, small form and t-foundry, remelt	559,000 tonnes per year aluminium

Dunkerque	Dunkerque, France	100% freehold	Aluminium smelter producing aluminium slab, small form foundry, remelt	262,000 tonnes per year aluminium

Gardanne	Gardanne, France	100% freehold	Refinery producing specialty aluminas and smelter grade aluminas	635,000 tonnes per year specialty aluminas
(including 133,000 tonnes
of smelter grade aluminas)

Gove	Gove, Northern Territory, Australia	100% leasehold. (Commonwealth land held in trust on behalf of Traditional Owners). Numerous lots with varying expiry dates starting 2011	Refinery producing alumina	2,519,000 tonnes per year alumina

Grande-Baie	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium slab, molten metal, remelt	217,000 tonnes per year aluminium

ISAL	Reykjavik, Iceland	100% freehold	Aluminium smelter producing aluminium slab, remelt	188,000 tonnes per year aluminium

Jonquière (Vaudreuil)	Jonquière, Quebec, Canada	100% freehold	Refinery producing specialty aluminas and smelter grade aluminas	1,500,000 tonnes per year aluminas

Kitimat	Kitimat, British Columbia, Canada	100% freehold	Aluminium smelter producing aluminium billet, slab, remelt	252,000 tonnes per year aluminium

Laterrière	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium slab, remelt, molten metal	238,000 tonnes per year aluminium

Lochaber	Fort William, Scotland, UK	100% freehold	Aluminium smelter producing aluminium slab, remelt	44,000 tonnes per year aluminium

Lynemouth	Lynemouth, Northumberland, UK	100% freehold	Aluminium smelter producing aluminium slab, remelt	181,000 tonnes per year aluminium

Queensland Alumina (80%)	Gladstone, Queensland, Australia	73.3% freehold; 26.7% leasehold (of which more than 80% expires in 2026 and after)	Refinery producing alumina	3,959,000 tonnes per year alumina

São Luis (Alumar) (10%)	São Luis, Maranhão, Brazil	100% freehold	Refinery producing alumina	3,500,000 tonnes per year alumina

Saint-Jean-de-Maurienne	Saint-Jean-de- Maurienne, France	100% freehold	Aluminium smelter producing aluminium slab, rod, remelt	138,000 tonnes per year aluminium

Sebree	Robards, Kentucky, US	100% freehold	Aluminium smelter producing aluminium billet, small form foundry, remelt	196,000 tonnes per year aluminium

Shawinigan	Shawinigan, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium billet, remelt	101,000 tonnes per year aluminium

Sohar (20%)	Sohar, Oman	100% leasehold expiring 2039	Aluminium smelter producing aluminium remelt	362,000 tonnes per year aluminium

SORAL (50%)	Husnes, Norway	100% freehold	Aluminium smelter producing aluminium billet, remelt	171,000 tonnes per year aluminium

Tiwai Point (New Zealand Aluminium Smelters) (79.4%)	Invercargill, Southland, New Zealand	19.6% freehold 80.4% leasehold (expiring in 2029 and use of certain Crown land)	Aluminium smelter producing aluminium, billet, slab, small form foundry, super purity, remelt	365,000 tonnes per year aluminium

Tomago (51.6%)	Tomago, New South Wales, Australia	100% freehold	Aluminium smelter producing aluminium billet, slab, remelt	532,000 tonnes per year aluminium

Yarwun	Gladstone, Queensland, Australia	97% freehold. 3% leasehold (expiring 2101 and after)	Refinery producing alumina	1,400,000 tonnes per year alumina

Rio Tinto 2009 Form 20-F     44

Group smelters and refineries (continued)
(Rio Tinto’s interest 100% unless otherwise shown)

Capacity as of December 31, 2009
Smelter/Refinery	Location	Title/lease	Plant type/product	(based on 100% ownership)

COPPER

Kennecott Utah Copper	Magna, Salt Lake City, Utah, US	100% freehold	Flash smelting furnace/Flash convertor furnace copper	335,000 tonnes per year refined copper
Refinery

Palabora (57.7%)	Phalaborwa, South Africa	100% freehold	Reverberatory Pierce Smith copper Refinery	90,000 tonnes per year refined copper

DIAMONDS & MINERALS

Boron	California, US	100% freehold	Borates Refinery	565,000 tonnes per year boric oxide

Rio Tinto Fer et Titane Sorel Plant	Sorel-Tracy, Quebec, Canada	100% freehold	Ilmenite smelter	1,100,000 tonnes per year titanium dioxide slag, 900,000 tonnes per year iron

Richards Bay Minerals (37%)	Richards Bay, South Africa	100% freehold	Ilmenite smelter	1,060,000 tonnes per year titanium dioxide slag

IRON ORE

HIsmelt® (60%)	Kwinana, Western Australia	100% leasehold (expiring in 2010 with rights of renewal for further 25 year terms)	HIsmelt® ironmaking plant producing pig iron	800,000 tonnes per year pig iron

IOC Pellet Plant (59%)	Labrador City, Newfoundland and Labrador, Canada	100% leaseholds (expiring in 2020, 2022 and 2025 with rights of renewal for further terms of 30 years)	Pellet induration furnaces producing multiple iron ore pellet types	13,500,000 tonnes per year pellet

Rio Tinto 2009 Form 20-F     45

Item 4A. Unresolved Staff Comments
There are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before 31 December 2009.
Item 5. Operating and Financial Review and Prospects
This Item contains forward looking statements and attention is drawn to the Cautionary statement on page 10.
This Item includes a discussion of the main factors affecting the Group’s “Profit for the year”, as measured in accordance with International Financial Reporting Standards (‘IFRS’). In monitoring its financial performance, the Group also focuses on that part of the Profit for the year attributable to equity shareholders of Rio Tinto, which is referred to as “Net earnings”, and on an additional measure called “Underlying earnings”. The latter measure, which is also based on the amounts attributable to Rio Tinto shareholders, is reported to provide greater understanding of the underlying business performance of Rio Tinto operations. This measure is used by management to track the performance of the Group on a monthly basis. The earnings of the Group’s product groups as reviewed by management exclude amounts that are outside the scope of underlying earnings. Net earnings and underlying earnings have been reconciled on page 51 and the exclusions in arriving at underlying earnings have been analysed on page 53.
     In this report, the sales revenue of the parent companies and their subsidiaries is referred to as ‘Consolidated sales revenue’. Rio Tinto also reports a sales revenue measure that includes its share of jointly controlled entities and associates, which is referred to as ‘Gross sales revenue’. This latter measure is considered informative because a significant part of the Group’s business is conducted through operations that are subject to equity accounting.
This Item is comprised of the following:
•	Chairman’s statement providing a high level review of the Group

•	Chief executive’s statement providing a high level review of the Group’s operations

•	Group financial performance

•	Operating reviews for each of the principal product groups and global support groups

•	Financial review of the Group
Chairman’s statement
Thanks to a number of significant decisions on our part and assisted by a more favourable external environment, we have recovered our poise and steadied the ship.
During what was clearly a historic and tumultuous year for the global community, Rio Tinto found 2009 to be particularly testing. It certainly felt at times as if we were experiencing an amplified version of the global financial crisis and its knock-on effect on business confidence, demand for commodities and availability of credit.
     However, despite the early trauma, for Rio Tinto it turned out to be a year of two halves. After the particularly difficult first few months, characterised by our balance sheet challenges, very weak demand, low product pricing and the contentious Chinalco transaction, our fortunes improved considerably as the year progressed. As a result of shareholder support for our rights issues, together with the success of our disposal programme and improved operating conditions, we ended the year with a much stronger balance sheet. In short, thanks to a number of significant decisions on our part and assisted by a more favourable external environment, we have recovered our poise and steadied the ship.
Chinalco
Looking at the year as a whole, our attempt to establish a strategic partnership with the largest Chinese resources group and our largest shareholder, Chinalco, was undeniably a very significant event for Rio Tinto. The proposed transaction would have allowed us to establish a highly important strategic link with the Chinese market, whilst at the same time enabling us to significantly recapitalise our balance sheet. Especially in the context of the situation prevailing at that time, the board considered the Chinalco proposition both strategically and financially attractive.
     The transaction was nevertheless highly controversial. On becoming chairman in April it was evident to me that I needed to look for guidance from our shareholders. During the ensuing consultation process, I met with a large number of shareholder groups in the UK, Australia and elsewhere. It became clear to me that many shareholders had considerable misgivings about the proposed transaction.
     These concerns related not only to the financial terms of the transaction, but there were high levels of discomfort about the structure of our relationship with Chinalco. The board could not ignore the strength and depth of these feelings although, in deciding not to proceed with that transaction, we deeply regretted the loss of a unique opportunity to establish a strategic partnership that would have fundamentally changed our relationship with our largest customer base. We will continue to work towards extending our relationship with Chinalco and to pursue business opportunities that may be to our mutual benefit.
Rio Tinto 2009 Form 20-F     46

Improving prospects
In deciding that we were not able to pursue the transaction with Chinalco, the board was nevertheless delighted that it was able to announce the proposed production joint venture with BHP Billiton in relation to our respective iron ore assets in Western Australia. The joint venture will allow us to capture the enormous long term synergy benefits that would result from the integration of our production facilities. The value that could be captured has been estimated to be at least US$10 billion.
     We simultaneously announced major rights issues which took place in the UK and Australia in June and July. These raised net proceeds of US$14.8 billion which were used to repay debt, well ahead of our original US$10 billion target. The rights issues attracted an extraordinary vote of confidence in Rio Tinto, with 97 per cent of shareholders taking up their rights in Rio Tinto plc, and a 95 per cent take up in Rio Tinto Limited. All of Rio Tinto’s directors, as well as Chinalco, took up their full entitlement of shares.
     These decisions brought relief from some of the pressures of the earlier months of the year. It put the period of unusual corporate activity behind us and finally gave us a firm foothold to advance into the second half of the year. As we saw markets improve in the subsequent months, I was particularly pleased to see the executive team focused on first class operational delivery as a priority for the Group. We ended the year with a strong set of production figures and the achievement of a number of production and sales records. This of course also signalled a significant pickup in physical demand for our products.
Results and dividend
The strong production numbers, coupled with improved commodity prices, translated into a significant improvement in operating cash flow in the second half. This, together with the proceeds of our rights issues and the disposal of assets, significantly strengthened our balance sheet. Rio Tinto started 2009 with net debt of US$38.7 billion and a debt to equity ratio of 63 per cent. We had made the commitment in December 2008 to reduce net debt by US$10 billion during 2009. Net debt at the end of 2009 stood at US$18.9 billion with gearing much reduced to 29 per cent.
     The Group’s underlying earnings in 2009 were US$6.3 billion, 39 per cent below 2008. Net earnings were US$4.9 billion compared with US$3.7 billion in 2008. Cash flow from operations decreased 33 per cent to US$13.8 billion.
     With our balance sheet significantly strengthened and our prospects much improved, we are pleased to be able to reinstate the dividend. Total dividends declared for 2009 were 45 US cents per share. The Group expects that the total cash dividend for the 2010 financial year will be at least equal to the total cash dividend of US$1.75 billion paid in respect of 2008, albeit spread over an increased number of shares. From 2010 on, we are committed to a progressive dividend policy over the longer term.
Sustainable development
Rio Tinto conducts business in an ethical and socially responsible manner aimed at building a positive reputation and ensuring ongoing access to people, capital and mineral resources. Delivering on our commitment means making sustainable development considerations an integral part of our business plans and decision making processes.
     Rio Tinto was again identified as a sustainable development leader during the year by retaining its listing on the Dow Jones Sustainability Index (DJSI) World Index and DJSI STOXX Index as well as the FTSE4Good. We have been included in the DJSI series since 2002 and the FTSE4Good since becoming eligible for inclusion in 2007. Rio Tinto’s long standing commitment to sustainable development and the quality of our sustainable development web pages have been recognised in the CSR Online Awards “Global Leaders 2009”, published by Dow Jones Newswires and an Italian business daily.
     Our recently completed mineral sands mine in Madagascar won South Africa’s prestigious 2009 Nedbank Environmental Award in the environmental category, for significant effort in protecting or improving the biophysical environment in which it operates.
     Rio Tinto became a signatory to the UN Global Compact in 2000 and we were one of its early supporters. We also remain an active member of the World Business Council for Sustainable Development and the International Council on Mining and Metals, whose members are committed to superior business practices in sustainable development.
Governance and board
The board is committed to high standards of governance as the foundation of our ethical approach to business. In 2009, we strengthened our governance system by renewing our global code of conduct, The way we work, establishing a common Group wide code to replace business unit codes of conduct. The code serves to spread our values of accountability, respect, teamwork and integrity throughout the organisation by providing guidance on how employees should conduct themselves at work and when representing Rio Tinto. Our confidential whistleblowing programme, Speak-OUT, is a key element of The way we work, available in the language of the employee’s choice to alert senior management to any serious issues or inappropriate behaviour that employees do not feel able to discuss with management on site.
     Your boards enjoy a balanced representation of viewpoints and a wealth of business experience. Sir David Clementi and David Mayhew will retire as directors at the conclusion of the 2010 annual general meetings. The boards thank them for their valuable contributions over many years. We welcomed Ann Godbehere, who has 25 years’ experience in the financial services’ industry, to the board on 9 February 2010. She will be chairman of the Audit committee. Robert Brown, who has considerable global business experience in the aerospace industry, will join the boards on 1 April 2010. Ann and Bob will be standing for election at the annual general meetings, along with Sam Walsh, chief executive, Rio Tinto Iron Ore and Australia, who joined the boards effective 5 June 2009.
Rio Tinto 2009 Form 20-F     47

Outlook
The outlook for mining and metals is improving but remains volatile and uncertain in the short term. The latest leading indicators for developed economies imply that we may have returned to expansionary territory, although no one knows to what extent or for how long. The pick up in metals demand at mid year was primarily driven by government stimulus measures and a recovery in economic activity which caused producers to return to buying raw materials.
     The key driver for the mining industry continues to be demand from China. Record Chinese metals imports have served to offset weakness in other markets. However, we will also need to see OECD economies improve and a resumption in international trade flows to fully support a global economic recovery.
     Similarly, there are concerns about the sustainability of Chinese demand in the short term. Longer term, China is likely to move towards more domestic, consumption led development.
Our people
Our year of two halves demonstrated commendable perseverance as we moved from difficulty to success. Facing up to setbacks and promoting recovery has shown Rio Tinto to be a high performing organisation. We have come through these testing times thanks in no small measure to the quality and commitment of our people. The downturn unfortunately necessitated a reduction of about 16,000 employees and contractors across the Group which took place mainly in the early months of the year. Since then we have stabilised the organisation and a renewed management structure has been introduced. These steps will provide the platform to mobilise and energise the workforce and give us the momentum to resume growth.
     The board and I would like to express our collective appreciation to Group employees and contractors around the world for their strong commitment and unflagging efforts in 2009; for their focus on safety, operational excellence and delivery to customers, as well as for conducting our business in a socially responsible way.
Jan du Plessis Chairman
5 March 2010
Chief executive’s statement
During 2009 we made some good decisions to improve our financial position. We have emerged from this testing year as a stronger and fitter business.
Over the course of 2009 management’s focus has been on strengthening the business after a period of prolonged corporate activity and a severe downturn. We are grateful for the support we received from shareholders in recapitalising the company and helping us regain our momentum. We were also helped by the capacity of our organisation to deliver strong operational performance in challenging economic circumstances.
     The successful injection of US$14.8 billion from our rights issues, the efficiencies derived from our cash preservation measures, and significant progress with our divestment programme which realised sales and binding offers of US$5.7 billion in the year, have given Rio Tinto greater financial strength and flexibility.
     I am proud of the way in which our employees have persevered in delivering the commitments we made during these demanding times. Unfortunately, these achievements have been overshadowed by four fatalities during the year at managed operations. Three of these took place in Africa and we have renewed our focus on embedding our safety systems in developing countries. I am pleased to say our key performance indicators for safety continued to improve during 2009 with a reduction in our all injury frequency rate of 16 per cent.
     Reaching agreement to form the Western Australian iron ore production joint venture with BHP Billiton was an important highlight of the year. We expect it will achieve substantial benefits for stakeholders by delivering synergies and unlocking the full potential of the valuable Western Australian iron ore assets in an era of increasing demand for this vital commodity.
     During 2009 we took steps to improve our aluminium business which was significantly affected by the economic downturn. Rio Tinto Alcan surpassed targeted integration synergies, adopted Rio Tinto HSE policies and standards, improved safety performance, implemented cost reductions, progressed with the permanent closure and divestment of high cost facilities and made temporary production curtailments. Taken together, these measures amount to a strong start to the transformation of that business.
     To prepare ourselves for the next stage of Rio Tinto’s growth and to develop the next generation of leaders, I made changes to the structure of my senior management team. This included the reinstatement of the Diamonds & Minerals product group. Our structure ensures a tight focus on our core objective and allows for a broad range of investment opportunities to be generated, regardless of our portfolio.
Market conditions
A year ago, I said that we hoped to see some recovery in China’s gross domestic product (GDP) in the second half of 2009. The effect of the Chinese Government’s monetary stimulus package exceeded most commentators’ expectations — actual growth surpassed eight per cent — and we expect this strong growth to continue through 2010.
     The improvements we have seen in most of our markets were primarily driven by this stronger Chinese GDP growth and its attendant effects on Chinese construction and infrastructure development. Whilst we remain cautious about the recovery in our markets, we believe that these trends are likely to continue for some time as China continues to urbanise and industrialise.
     By contrast, the continuing strong China story was offset by a stagnant demand picture in OECD countries where consumer spending remains relatively weak. Australia was an exception, with its economy bolstered by the strong demand for commodities. In the US, Japan and Europe, pervasive economic concerns mean that we will continue to be cautious, especially as we begin to see the effects of the winding down of stimulus programmes.
Rio Tinto 2009 Form 20-F     48

Financial recovery
The speed and severity of the downturn in late 2008 exposed our levels of debt and made it more difficult to achieve the asset disposals we had planned for the repayment of debt. During 2009 we made some good decisions in difficult circumstances to improve our financial position and achieve a reduction in controllable cash costs of US$2.6 billion. We have emerged from this testing year as a stronger and fitter business.
     Regarding divestments, we chose to postpone a number of sales. We made good progress with completion of the sale of our potash assets in the first half and the Brazilian iron ore operation in the second half. More importantly, in the second half we made significant progress with announced divestments on most of the former Alcan’s Packaging businesses, and our US coal operations. By the end of 2009, we had announced sales transactions of more than US$10 billion over the past two years.
Strategic direction and markets
We completed a thorough review of our strategy with our board and executive committee, leading to the reaffirmation of our longstanding core objective. This is to maximise our long term return to shareholders by investing in and operating large, long life, cost competitive mines and assets, driven not by choice of commodity but rather by the quality of each opportunity. This strategy will of course be recognisable to our long term shareholders. We will ensure that our structure and capabilities are tailored to meet the requirements of our customers and the marketplace.
     Our diverse portfolio, high quality assets, people and expertise in technology and marketing give us the capability to supply a wide spectrum of customers and markets. This gives us exposure to worldwide markets at various stages of the development cycle. We will continue to improve our understanding of market dynamics and how we fit into the global picture, and apply this to our planning and investment proposals.
     To deliver on our objective, the Group will continue to concentrate on developing Tier 1 assets. These are assets that will safeguard our future cash flow and will operate profitably at every stage of the commodity cycle. Key to our way of operating is a commitment to sustainable development. It is an essential part of the way we work and is at the heart of everything we do.
     This commitment is key to maintaining our licence to operate. We have a comprehensive sustainable development programme. Carbon, water use and biodiversity are becoming increasingly topical in this context. We have taken a pro-active approach in all three areas and are progressively building them into our planning, especially as we see these three issues becoming increasingly inter-linked.
Priorities for growth
One of our key objectives for 2010 is to put the Group back on a growth path following the rights issues and strengthening of the balance sheet. We continued to invest in growth throughout 2009. Capital expenditure was US$5.4 billion of which US$3 billion was on major construction projects. In 2010, capital expenditure is expected to be US$5 to US$6 billion.
     The strong demand for iron ore clearly provides the most obvious option for production growth. We are continuing work on staged growth projects in the Pilbara. We used the past 12 months to optimise our planned growth pathway, finding ways to ease input costs, capture savings from reduced lead times, and refining project design. We have commenced initiatives to expand capacity to 280 million tonnes per year by 2013 and 330 million tonnes per annum by 2015.
     In 2009, we completed an unprecedented and technologically sophisticated integration of our iron ore operations in Western Australia through our Mine of the FutureTM programmes and the opening of our new Operations Centre in Perth. This will contribute to the US$10 billion synergy savings we expect to reap from the proposed production joint venture with BHP Billiton. The benefits from the production joint venture would be without equal in the mining industry, applied broadly across production and development activities, including combining adjacent mines into single operations, more efficient use and allocation of infrastructure and ore blending opportunities to maximise product recovery.
     In Aluminium we completed the start up of the Sohar smelter in Oman, to which we contributed our benchmark AP36 smelting technology. This is a good example of how Rio Tinto Alcan’s technology leadership can position us as a partner of choice. The portfolio will enable us to leverage our technology advantage, extensive project management expertise and strong operating capabilities.
     Current projects involve investment in the Clermont thermal coal and Kestrel coking coal projects in Queensland, Australia, reflecting strong energy markets. We have options to expand at both of our uranium operations. Construction of the Yarwun 2 alumina refinery continues, albeit at a slower rate than originally anticipated in response to market conditions. In Diamonds, the Diavik and Argyle underground projects also continued at a slower rate. Each of these projects was approved before the global financial crisis, and we have continued to invest in them. We expect to see production begin at both Clermont and Diavik underground in 2010.
     We increased our stake in the Oyu Tolgoi project through additional investment in Ivanhoe Mines. Rio Tinto has responsibility for developing and operating the mine. Following the signing of the Investment Agreement with the Government of Mongolia in October 2009, a project budget was agreed that covers the resumption in 2010 of shaft sinking, construction of a shaft headframe, continuation of underground development and installation of infrastructure. The size of the resource is consistent with our strategy of investing in large, long term, cost competitive mines and businesses.
China
An objective for 2010, and one that I am particularly focused on, is to strengthen our relationship with China. China is our largest source of short term demand growth. In 2009, it became the most important destination for our products and influences global pricing of most metals. It is also the home of our largest shareholder, Chinalco.
We were pleased to see Chinalco take up its full entitlement of shares in our rights issues and maintain its shareholding at 12 per cent of Rio Tinto plc and 9.3 per cent of the dual listed company overall.
Outlook
Our markets and our balance sheet are much improved from last year, but we recognise that major short term uncertainties remain. Long term however, given continued growth and urbanisation of the developing world, the outlook for our industry is attractive.
Rio Tinto 2009 Form 20-F     49

     The exponential growth of China’s demand for iron ore, copper, coal and aluminium is expected to continue over the next 15 years, as the average wealth of many millions of people increases. Their consumption of raw materials will rise accordingly. As China nears the top of the commodity intensity usage curve, India is expected to follow, supporting a further potential wave of strong commodity demand.
     For Rio Tinto, 2009 marked a positive turning point from which we have emerged with our options for growth enhanced. Nevertheless, major challenges remain. The Tier 1 deposits that are the focus of our strategy are becoming harder to find and more technologically difficult to develop. There are pressures in countries well endowed with minerals for governments to gain a greater proportion of resource rents.
     Together with the executive committee, I wish to join our chairman in expressing appreciation to all who work for Rio Tinto for their contribution to a very busy and successful year. All have played a part in strengthening the business for our next stage of growth. With our strong assets, growth options and great people, we can look forward to an exciting future for the Group.
Tom Albanese Chief executive
5 March 2010
Recent Developments
     On 29 March 2010 four Rio Tinto employees who were detained on 5 July 2009 were convicted by the Shanghai Number One Intermediate People’s Court on charges of receiving bribes and obtaining commercial secrets. Internal investigations were carried out that did not uncover any evidence to substantiate the wrongdoing, but Rio Tinto was informed that clear evidence was presented in court that showed beyond doubt that the four convicted employees had accepted bribes. As the actions of the four employees were in direct violation of Chinese law and Rio Tinto’s code of conduct their employment with the company has been terminated. Three defendants appealed, but the Shanghai Higher People’s Court upheld the trial court’s decision and sentences for all four defendants on 17 May 2010.
     On 2 May 2010 the Australian Federal Government announced proposals to implement a new resource super tax that would see profits generated from Australia’s non-renewable resources taxed at 40 per cent. A consultative period has commenced with the proposed tax currently scheduled to come into effect on 1 July 2012. We are currently evaluating the impact of this proposed tax on our operations and projects in Australia.
     Rio Tinto has been negotiating contracts with its iron ore customers for pricing on a quarterly rather than an annual basis. The Group has recently signed agreements with the majority of Asian customers which to date account for close to 40 per cent of the Group’s total iron ore sales volumes. This development reflects the recent structural shift away from annual benchmark pricing.
Rio Tinto 2009 Form 20-F     50

Group financial performance
The Group uses a number of key performance indicators (‘KPI’s) to monitor financial performance. These are summarised and discussed on pages 13 to 17 of this report.
Acquisition of Alcan
During 2007, the Group acquired 100 per cent of the issued share capital of Alcan Inc. Alcan’s results have been included for the entire years ended 31 December 2008 and 2009, whereas in 2007, Alcan’s results were included from 24 October 2007. This has had a significant effect on comparability of the periods.
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

	2009	2008	2007
	US$m	US$m	US$m

Profit from continuing operations	5,784	5,436	7,746
Loss after tax from discontinued operations	(449)	(827)	—

Profit for the year	5,335	4,609	7,746
Less: attributable to outside equity shareholders	(463)	(933)	(434)

Attributable to equity shareholders of Rio Tinto (net earnings)	4,872	3,676	7,312
Exclusions from underlying earnings	1,426	6,627	131

Underlying earnings attributable to shareholders of Rio Tinto	6,298	10,303	7,443

2009 financial performance compared with 2008
2009 underlying earnings of $6,298 million and net earnings of $4,872 million were $4,005 million below and $1,196 million above the comparable measures for 2008. The principal factors explaining the movements are set out in the table below.

		Underlying	Net
		earnings	earnings
Changes from 2008 to 2009		US$m	US$m

2008		10,303	3,676
Prices	(6,879)
Exchange rates	484
Volumes	652
General inflation	(172)
Energy	318
Other cash costs	742
Exploration and evaluation costs (including disposals of undeveloped properties)	890
Interest, tax, other	(40)

Total changes in Underlying earnings		(4,005)	(4,005)
Profits on disposal of interests in businesses			(971)
Net impairment charges			6,854
Exchange differences and gains/(losses) on derivatives			(815)
Chinalco break fee			(182)
Restructuring/severance costs from global headcount reduction			(174)
Other			489

2009		6,298	4,872

(a)	See Note 2 on page A-25 of the 2009 Financial statements for a reconciliation of underlying earnings to net earnings.
The table below shows average prices and year-end prices, for 2009 and 2008 and the 2009 year end price for the principal commodities for which the Group receives payments based on spot market pricing:

	Year end price	Year end price	Average price	Average price
	2009	2008	2009	2008

Copper (US$/lb)	3.33	1.32	2.32	3.20
Aluminium (US$/tonne)	2,207	1,454	1,665	2,572
Gold (US$/oz)	1,104	865	970	872
Molybdenum (US$/lb)	11	10	11	31

The effect of price movements on all major commodities in 2009 was to decrease earnings by $6,879 million compared with 2008. Prices declined for nearly all of Rio Tinto’s major commodities: average copper and aluminium prices were 28 per cent and 35 per cent lower, respectively, while average molybdenum prices were 65 per cent lower than 2008. Gold prices in 2009 were 11 per cent higher than 2008. Diamond prices were severely impacted by the global economic downturn.
     During 2009, Rio Tinto settled 2009 iron ore supply contracts with customers in Japan, Korea and Taiwan, with prices for
Rio Tinto 2009 Form 20-F     51

fines declining 33 per cent and prices for lump declining 44 per cent on the prior year. Approximately half of the iron ore that Rio Tinto produced in the first six months of 2009 was sold on a spot market basis. In the second half of the year deliveries to Chinese customers were priced primarily on a provisional basis in line with settlements with other Asian customers.
     Thermal coal contracts for the 2009 fiscal year (twelve months commencing 1 April 2009) were settled in the US$70-72 per tonne range, a decrease of approximately 44 per cent on the record levels of the previous year. Coking coal contracts for the 2009 fiscal year were settled in the US$115-130 per tonne range, a decline of approximately 60 per cent on the record levels of the 2008 fiscal year.
     There was significant movement in the US dollar in 2009 relative to the currencies in which Rio Tinto incurs the majority of its costs. Compared with 2008, on average, the US dollar strengthened by eight per cent against the Australian dollar and by six per cent against the Canadian dollar. The effect of all currency movements was to increase underlying earnings relative to 2008 by $484 million.
     Higher sales volumes from the expansion of iron ore capacity in the Pilbara region of Western Australia and higher copper and gold grades at Kennecott Utah Copper and Grasberg were partly offset by production cutbacks at Rio Tinto Alcan, Alcan Engineered Products, Diamonds, Iron & Titanium and Minerals in response to the economic downturn. The overall impact of volume movements was an increase in underlying earnings of $652 million relative to 2008.
     A reduction in cash costs during 2009 increased underlying earnings by $742 million compared with 2008. Controllable operating cost savings of $2.6 billion were achieved in 2009, exceeding the target set in December 2008 and delivered one year in advance. Lower unit costs in the Copper group, notably at Kennecott Utah Copper, were driven by higher production and a bottom-up cost reduction programme. The Iron Ore group benefited from lower unit cash costs in line with higher sales volumes and a reduction in contractor and maintenance costs. Decreased costs at Rio Tinto Alcan were driven by the major cost cutting initiatives undertaken in response to the global financial crisis including reduction of all non-critical, discretionary spend along with programmes to reduce operating costs across the production sites.
     Lower energy costs across the Group boosted underlying earnings by a further $318 million, reflecting the impact of a lower oil price. Evaluation work at many of the Group’s advanced projects was scaled back in 2009 and the central exploration budget was reduced by 60 per cent, which, together with the divestment of some exploration and evaluation properties, resulted in a favourable impact to underlying earnings of $890 million compared with 2008. In line with Rio Tinto’s exploration policy, the $797 million gain on disposal of the undeveloped potash properties in Argentina and Canada has been recognised within underlying earnings. This is reflected in the exploration variance in the table above net of the $483 million gain on disposal of the undeveloped Kintyre uranium project in 2008.
     The effective tax rate on underlying earnings, excluding equity accounted units, was 24.8 per cent compared with 31.6 per cent in 2008. The decrease largely related to the one-off non-taxable profit on disposal of the potash assets which was recognised in 2009. The group interest charge was $452 million lower than in 2008, mainly reflecting a decline in interest rates, and lower debt in 2009 following completion of the rights issues.
2008 financial performance compared with 2007
2008 underlying earnings of US$10,303 million and net earnings of US$3,676 million were, respectively, US$2,860 million above and US$3,636 million below the comparable measures for 2007. The principal factors explaining the movements are set out in table below:

		Underlying	Net
		earnings	earnings
Changes from 2007 to 2008		US$m	US$m

2007		7,443	7,312
Effect of changes in:
Prices	4,983
Exchange rates	299
Volumes	233
General inflation	(336)
Energy	(219)
Other cash costs	(882)
Exploration and evaluation costs (net of disposals of exploration properties)	(47)
Interest, tax, other	(1,171)

Total change in Underlying earnings		2,860	2,860
Profits on disposal of interests in businesses			1,469
Impairment (charges) less reversals			(8,293)
Exchange differences and gains/(losses) on derivatives			653
Other, including divestment and takeover defence costs			(325)

2008		10,303	3,676

(a)	See Note 2 on page A-25 of the 2009 Financial statements for a reconciliation of underlying earnings to net earnings.
     The effect of price movements on all major commodities during 2008 was to increase earnings by US$4,983 million compared with 2007. Prices for the Group’s major traded products remained strong for the first nine months of 2008 in an environment of favourable economic conditions and strong demand. However, these favourable market conditions came to an end at the end of the third quarter of 2008, as significant financial turbulence led to sharp declines in the rate of global demand for commodities and in the price of most of the Group’s principal products.
     Rio Tinto negotiated strong benchmark pricing levels for its iron ore production, with effect from 1 April 2008. Agreements were reached with major iron ore customers for a 96.5 per cent increase for lump ore and 79.9 per cent increase for fines for the 2008 contract year, representing an 85.7 per cent weighted average increase. Since the beginning of the third quarter
Rio Tinto 2009 Form 20-F     52

of 2008, the spot price for iron ore suffered a decline similar to the commodities listed above. However Rio Tinto’s exposure to this decline was ameliorated by its long term contract portfolio.
     Contract prices for the seaborne thermal and coking coal markets reflected strong demand and tight supply. Aluminium inventories were written down by US$185 million at the year end to reflect realisable values.
     There was a sharp appreciation of the US dollar in late 2008 relative to the currencies in which Rio Tinto incurs the majority of its costs. However, the effect on average exchange rates for 2008 was not significant compared with 2007. In 2008, the Australian and Canadian dollars strengthened in the first half of the year and then weakened sharply in the second half such that the average exchange rate for both currencies for 2008 was within one per cent of the prior year. The effect of all currency movements was to increase underlying earnings relative to 2007 by US$299 million.
     Higher sales volumes from iron ore growth projects, coking and thermal coal and the inclusion of a full year of Alcan’s operations were partly offset by lower copper and gold volumes at Escondida, Kennecott Utah Copper, Grasberg and Northparkes. The overall impact of all volume movements was an increase of US$233 million relative to 2007.
     The Group continued to invest further in the future development of the business with an increased charge to underlying earnings of US$530 million from exploration and evaluation costs. In line with Rio Tinto’s policy, the US$483 million gain on disposal of the Kintyre undeveloped property was recognised within underlying earnings. The net impact on underlying earnings from the change in exploration and evaluation costs was a decrease of US$47 million compared with 2007. Increased energy costs reduced underlying earnings by US$219 million. Higher freight, contractor, maintenance and input costs were experienced throughout the Group, notably in the Energy, Copper and Diamonds & Minerals product groups, as industry supply constraints persisted.
     The effective tax rate on underlying earnings, excluding equity accounted units was 31.6 per cent compared with a rate of 25.7 per cent in 2007. The increase compared with 2007 relates to the absence of the 2007 Canadian tax rate benefit, the adverse impact in 2008 of foreign exchange movements, particularly the revaluation of Canadian dollar denominated tax balances, and increased expenditure in 2008 on growth projects on which no tax relief is recognised.
     The Group interest charge was US$765 million higher than in 2007, mainly reflecting a full year of increased net debt following the acquisition of Alcan. The debt under the Alcan acquisition facilities continued to incur an interest rate of 30 to 40 basis points over US$ LIBOR during 2008.
Exclusions from underlying earnings 2007-2009
Earnings contributions from Group businesses and business segments are based on underlying earnings. Amounts excluded from net earnings in arriving at underlying earnings are summarised in the discussion of year on year results below.

	2009	2008	2007
	US$m	US$m	US$m

Profit less losses on disposal of interests in businesses	499	1,470	1
Net impairment charges[1]	(1,552)	(8,406)	(113)
Exchange differences and gains/(losses) on derivatives (including those relating to equity accounted units)	28	843	190
Chinalco break fee[2]	(182)	—	—
Restructuring/severance costs from global headcount reduction	(231)	(57)	—
Other exclusions	12	(477)	(209)

Total excluded in arriving at underlying earnings	(1,426)	(6,627)	(131)

1.	Net impairment charges include impairment charges of US$1,103 million (2008: US$7,579 million; 2007: US$113 million) and loss after tax of discontinued operations of US$449 million (2008: US$827 million; 2007; nil).

2.	The Chinalco break fee was US$195 million pre-tax.
2009
In 2009, the Group completed the divestments of its interests in the Ningxia aluminium smelter, the Corumbá iron ore operation, the Jacobs Ranch coal mine, Alcan Composites and the sale of 52 per cent of the Group’s interest in Cloud Peak Energy Resources LLC. Net gains on these transactions totalling $0.5 billion have been excluded from underlying earnings as divestments of interests in businesses are considered to be outside the underlying activities of the Group.
     The sale of the majority of the Alcan Packaging businesses to Amcor was completed on 1 February 2010. The sale of the Alcan Packaging Food Americas division to Bemis Company, Inc for a total all cash consideration of US$1.2 billion was completed on 1 March 2010. The sale of Maules Creek to Aston Resources was completed on 18 February 2010. The sale of the Alcan Packaging Medical Flexibles operations remains subject to regulatory approvals and other customary closing conditions. These divestments have not been reflected in the 2009 results and will be reflected in the period in which the sales are complete.
     Of the Group’s total post-tax impairment charge of $1.6 billion, $0.5 billion relates to Alcan Engineered Products, $0.5 billion relates to Alcan Packaging, $0.2 billion relates to the Group’s aluminium businesses and $0.4 billion relates to the Group’s diamond businesses. All impairments have been measured based upon an assessment of fair value less costs to sell. These impairments have been caused by continued weakness in the economic environment.
     In 2009, Rio Tinto paid a break fee of $195 million ($182 million post-tax) to Chinalco which has been excluded from underlying earnings.
     During 2009, the Group incurred restructuring and severance costs of $231 million associated with its global headcount reduction programme.
2008
Profit on disposal relates to the disposal of the Cortez gold mine and the Greens Creek silver/zinc/lead mine. These disposals were part of the previously announced divestment programme.
Rio Tinto 2009 Form 20-F     53

     During 2008 the Group incurred advisory and other costs related to the rejection by the board of the pre-conditional takeover proposal from BHP Billiton which was withdrawn in November. These costs totalled US$270 million (net of tax) in 2008 and were excluded from underlying earnings. Other charges excluded from underlying earnings comprise costs relating to non recurring acquisitions, disposals and similar corporate projects.
     Of the Group’s total post tax impairment charge of US$8.4 billion (which includes US$0.8 million in respect of discontinued operations) US$7.9 billion relates to the Group’s aluminium businesses including the Packaging unit.
     The acquisition price of Alcan anticipated significant growth in smelter and refinery capacity, but following the significant weakening in economic and market circumstances during 2008, many of these growth projects were deferred. These deferrals, together with the weak economic environment and increases in input costs, resulted in the impairment charge.
     In measuring the amount of the impairment, the Group compared the carrying value of the upstream aluminium business with its value in use, assessed using discounted cash flow techniques. This follows the requirements of the accounting standards as, in the Group’s view, the upstream aluminium business’ fair value less cost to sell was lower than its value in use. For the purposes of the annual goodwill impairment test, goodwill was allocated to a group of cash generating units that included both Alcan and the aluminium activities previously owned by Rio Tinto which are now managed as a single business.
     The impairment charge did not trigger the covenant under the Alcan acquisition facilities, which requires that the ratio of net debt to underlying EBITDA be no greater than 4.5 times.
     Exchange differences and gains/(losses) on derivatives of US$843 million relates to a gain of US$1.9 billion on Australian dollar intragroup liabilities, held by Group entities with a US dollar functional currency offset by a loss of US$1.7 billion on external US dollar debt held by an entity with an Australian dollar functional currency. The weakening of the Australian dollar against the US dollar, particularly towards the end of 2008, led to these significant movements. The tax on exchange gains and losses includes a benefit of US$254 million through recovery of tax relating to the prior years. It also includes tax relief for losses on US dollar denominated debt. The pre-tax loss is offset by gains on intragroup balances which are largely not subject to tax.
     An impairment of discontinued operations of US$827 million relating to Packaging was recognised outside of underlying earnings. As required by IFRS 5 — Non-current Assets Held-for-Sale and Discontinued Operations, the amount of this impairment was determined by reference to the Group’s best estimate of expected proceeds to be realized on the sale of Packaging, less an estimate of remaining costs to sell. The Packaging business was valued based upon an assessment of its fair value, which is required because this business was presented as an Asset Held for Sale in the Group balance sheet. Engineered Products was also valued based upon an assessment of its fair value, as the Group’s intention is to sell this group of businesses.
2007
In 2007 an impairment charge of US$328 million after tax was recognised at Argyle following a decline in value as a result of large increases in the estimated capital costs of the underground project. This was partly offset by the reversal of the residues of the impairments of Tarong Coal and Palabora.
     Other exclusions from underlying earnings in 2007, a charge of US$209 million, mainly comprised non recurring consequences of the Alcan acquisition, including Integration costs. Of this total, US$146 million resulted from the sale of Alcan inventories that were revalued based on selling prices at the date of acquisition
Group financial results by product group 2007 – 2009

	2009	2008	2007
	US$m	US$m	US$m

Iron Ore	4,126	6,017	2,664
Aluminium	(578)	1,271	1,051
Copper	1,866	1,597	3,373
Energy	1,420	2,581	498
Diamonds & Minerals	800	474	475
Other operations	(188)	(133)	167
Inter-segment transactions	(28)	25	—
Other items	(547)	(366)	(540)
Exploration and evaluation	5	(133)	20
Net interest	(578)	(1,030)	(265)

Group underlying earnings	6,298	10,303	7,443
Exclusions from underlying earnings	(1,426)	(6,627)	(131)

Net Earnings	4,872	3,676	7,312

Rio Tinto 2009 Form 20-F     54

Sustainable development
Performance data
Rio Tinto’s sustainable development data are reported for calendar years and, unless otherwise stated, our inventories represent 100 per cent of the parameter at each managed operation, even though Rio Tinto may have only partial ownership.
     Data reported in previous years may be modified if verification processes detect material errors, or if changes are required to ensure comparability over time.
     Wherever possible, data for operations acquired prior to 1 October of the reporting period are included. Divested operations are included in data collection processes up until the transfer of management control.
We report in line with the Global Reporting Initiative (GRI) G3 guidelines at Application level A+.
Environmental stewardship
We continue to proactively manage climate change, water, land stewardship, biodiversity, mineral and non mineral waste, air quality and closure. These programmes include input from our local communities as well as from experts in these fields, and are supported by our external partnerships with BirdLife, Earthwatch, Fauna & Flora International and Royal Botanic Gardens, Kew.
     In 2009 we set new five year targets for a range of environmental metrics, including greenhouse gas emissions intensity, which is discussed in the section below. We also made progress with the development of a formal relationship with IUCN.
Greenhouse gas emissions
We accept the urgent need for climate change action and recognise the issue as being one of our greatest challenges and opportunities. Reducing the greenhouse gas (GHG) emissions intensity of our production is a key performance indicator for the Group and we aim to improve the energy intensity of all our operations. We are also working to identify step change opportunities to improve our performance over the longer term.

Greenhouse gas emissions intensity
Indexed relative to 2008	Group intensity

2005	109.4
2006	110.8
2007	110.2
2008	113.1	(1)
	100.0	(2)
2009	92.5	(2)

(1)	Rio Tinto excluding former Alcan

(2)	Rio Tinto including former Alcan
     As a result of the Alcan integration, the emissions intensity of our production decreased by ten per cent between 2007 and 2008, reflecting the high percentage of low carbon energy within Alcan’s smelter portfolio. Removing the effect of this acquisition, our intensity would have increased in 2008.
     In 2009 we set a new target to reduce our total GHG emissions intensity by six per cent between 2008 and 2013. A further four per cent reduction is targeted to give an overall ten per cent reduction by 2015 as a result of the expected completion of planned capital projects. We index our performance relative to 2008 as the base year.
     During 2009, our GHG emissions intensity reduced by 7.5 per cent, largely as a result of divesting the Ningxia aluminium smelter in China, which is powered by coal based electricity, and reduced production at a number of operations with a higher than average emissions intensity. We expect some reversal of this positive performance in future years as production levels increase.
     Our total GHG emissions, defined as the sum of on site emissions and those from the net purchase of electricity and steam minus net carbon credits voluntarily purchased from, or sold to, recognised sources, were 41.0 million tonnes of carbon dioxide equivalent, nearly nine million tonnes lower than in 2008. This is the result of asset divestments and reduced levels of production at some operations. Rio Tinto’s on site emissions were 26.1 million tonnes in 2009.
     We operate in an energy intensive sector and we seek to improve the greenhouse gas emissions over the full life cycle of our products. For instance, Rio Tinto Alcan is a leader in the development of energy efficient aluminium smelting technology. While it represents 71 per cent of the Group’s energy use, it only produces 64 per cent of our total GHG emissions due to its low carbon energy portfolio.
     We recognise that there are significant GHG emissions associated with the transportation, processing and use of Rio Tinto’s products. In 2009, the three most significant sources of indirect emissions associated with our products were:
•	Approximately 4.5 million tonnes of CO2-e associated with third party transport of our products and raw materials.

•	An estimated 120 million tonnes of CO2-e associated with customers using our coal in electricity generation and steel production.

•	Approximately 330 million tonnes of CO2-e associated with customers using our iron ore to produce steel. These emissions are not in addition to the coal use emissions above, as some customers use both our iron ore and our coal to produce steel.
     Emissions associated with third party transport and combustion of our coal reduced significantly in 2009 with the divestment of Rio Tinto Energy America.
Rio Tinto 2009 Form 20-F     55

     Due to global demand, coal is likely to remain a significant source of energy for the foreseeable future. We are therefore investing in developing and commercialising carbon capture and storage (CCS) technology. In particular, we continued to progress our studies on the Hydrogen Energy California project, a joint venture with BP. Rio Tinto is a founding member of the Global CCS Institute and supports other collaborative efforts to deploy the technology, such as the CO2CRC’s Otway Basin geosequestration project in Australia.
     Where we can influence our customers, we work to develop efficient downstream processes, and our metals and minerals can bring energy and emissions benefits. For example:
•	Uranium is used in low carbon power generation.

•	Our high purity ductile iron is used in the production of wind turbines.

•	Aluminium makes cars lighter, reducing the amount of fuel used during their operation, and it can be efficiently recycled.
     During 2009 climate change legislation was debated in a number of jurisdictions in which we operate. In Australia the Carbon Pollution Reduction Scheme cap and trade bill was brought before, but not passed by, the Senate. Australian legislation was enacted for reporting energy use and GHG emissions, and legislation for the use of renewable energy may be expanded. The requirement to purchase Renewable Energy Certificates will increase operating costs. The US House of Representativea passed a cap and trade bill. In the EU, some of Rio Tinto’s operations are subject to the second phase of the EU emissions trading scheme. This exposure will increase when the third phase starts in 2013. The proposed legislation will increase operating costs as the Group will have to purchase emissions permits, the number of which would increase over time. Rio Tinto continued to participate in collaborative efforts to promote effective public policy frameworks to address climate change, including the US Climate Action Partnership and submissions on proposed legislation to governments in Australia, the US, the EU and Canada. A comprehensive programme is under way to prepare the Group for climate legislation. All Australian legislated reporting requirements were met in 2009.
     Rio Tinto’s operations are exposed to the physical risks of climate change. In 2009 our Energy & Climate Strategy group commenced a review of progress in identifying, managing and communicating these risks to better coordinate and support the integration of projected physical climate change risks in project planning and operations.
Energy use
Rio Tinto both consumes energy in its operations and produces it, with significant electricity generation at our hydropower facilities in Canada and in other locations. Our smelting and mineral processing operations are energy intensive and depend on hydroelectricity, nuclear power, coal, oil, diesel and gas to keep them running.
     This year our energy use decreased from 553 to 497 petajoules. This change has been influenced by the divestment of the energy intensive Ningxia aluminium smelter and reduced production for some commodities. Depending on the mix of commodity production, we would expect some reversal of this positive performance in future years as production levels increase.
     Rio Tinto uses a significant portfolio of hydro, nuclear and other renewable power sources in its energy mix, which represented 70 per cent of our electricity use in 2009. A number of new projects and technology upgrades that are either under way or planned will ensure that we use electricity available from our hydroelectric sources with greater efficiency.

Total energy use	Petajoules

2005	245	(1)
2006	257	(1)
2007	540	(2)
2008	553	(2)
2009	497	(2)

(1)	Rio Tinto

(2)	Rio Tinto including former Alcan
     To drive improvement in energy efficiency our businesses have set a range of local energy targets that cover nearly three quarters of the Group’s energy use.
     The Group is working to reduce the energy intensity of new projects through demand reduction using asset design and the development of alternative sources of energy supply. We are also currently developing step change technologies for several of our products, including the drained cathode cell for aluminium production. This has the potential to significantly reduce the amount of energy required to produce aluminium.
Assurance
We engaged an independent external assurance organisation, PricewaterhouseCoopers (PwC), to provide the board of directors of Rio Tinto plc and Rio Tinto Limited assurance on selected sustainable development subject matter. Their full assurance statement is on page 33 of the 2009 Annual report.
Rio Tinto 2009 Form 20-F     56

Aluminium
Transforming the Aluminium business
The Aluminium product group, Rio Tinto Alcan, is a global leader in the aluminium industry. Its operations are closely integrated across the globe, and include mining high quality bauxite, refining alumina for both primary aluminium production and specialty alumina markets, and producing primary aluminium at some of the lowest cost, most technologically advanced smelters in the industry. Rio Tinto Alcan is renowned for its technology leadership as well as its advantaged position among aluminium producers in generating clean, renewable hydroelectricity.
2009 Operational highlights

US$ million

Revenue	12,038
Operating cash flow	688
Underlying earnings	(578)
Capital expenditure	1,690
Net operating assets	35,992

Operating cash flow contribution: 5%

Underlying earnings contribution* 2007-2009	US$m

2007 Underlying earnings	1,040
Effect of changes in:
Prices and exchange	(207)
Inflation	(55)
Volumes	1,073
Costs	(86)
Tax and other	(495)

2008 Underlying earnings	1,271
Effect of changes in:
Prices and exchange	(2,243)
Inflation	(4)
Volumes	(41)
Costs	233
Tax and other	206

2009 Underlying earnings	(578)

2007 comparatives have been restated to remove Engineered Products.

*	See note 31 on page A-44 and note 51 on page A-80 of the 2009 Financial statements for a reconciliation of underlying earnings by product group to consolidated net profit for the year as determined under IFRS. All amounts presented by the product groups exclude net interest and other centrally reported items.
Strategy
•	Deliver on our baseline commitments including customer service, sustainable development, and ensuring the safety of our employees.

•	Continue our journey of transformation and deliver on cost improvements.

•	Surpass our synergy target and complete the integration process, which includes accelerating our cultural integration.

•	Protect and enhance our superior growth options while preserving cash.
Achievements
•	Reduction of 22 per cent in the all injury frequency rate from 2008 to 2009.

•	Delivered after tax synergy benefits of US$924 million during 2009 with an annualised sustainable run rate of US$1.1 billion at the end of 2009.

•	Transformational change to both administrative and production costs drove further efficiencies across the entire organisation.

•	Strategically managed sustaining capital expenditure allocations, and completed value improvement exercises at major capital project sites to improve long term costs.

•	Adjusted production of bauxite, alumina and aluminium to align with the downturn in market demand.
Key Priorities
•	Improve safety performance towards the objective of zero harm.

•	Maintain focus on transformational change to enhance margins, reduce operating costs and optimise efficiencies at all operations worldwide.

•	Continue to align production levels with market requirements.

•	Drive additional value growth initiatives such as capital efficiency projects and research and development programmes.
Rio Tinto 2009 Form 20-F     57

•	Strategically progress key projects including the Yarwun 2 expansion project (Australia), Kitimat Modernisation Project, AP50 pilot plant and Shipshaw optimisation (Canada).
Outlook
•	Rio Tinto Alcan remains committed to delivering on operational efficiencies and improving its baseline cost structure.

•	Major cost reduction measures and further aligning production with market demands are expected to position Rio Tinto Alcan to continue to lead the restructured global aluminium industry going forward.

•	To build stronger margins and remain long in bauxite and alumina, the group holds the world’s largest bauxite reserves and a competitive position in the alumina sector.

•	Carbon trading and emissions regulations will factor strongly in the coming years, particularly in OECD countries, and the group’s AP technology and clean energy sources are expected to provide advantages in a carbon constrained marketplace.
Performance
In 2009, Rio Tinto Alcan’s annual bauxite production was 30.7 million tonnes, down from 35.0 million tonnes in 2008 mainly due to production curtailments at Weipa, Australia. The group has a leading position in alumina refining and full ownership or participation in 21 aluminium smelters with a total annual capacity of nearly 4.0 million tonnes (Rio Tinto’s share), the vast majority of which are located in OECD countries.
     In the current environment of weaker than average demand, the group retains a competitive advantage, as about 80 per cent of its aluminium is produced in the first half of the industry cost curve and it has curtailed higher cost production. Rio Tinto Alcan’s favourable cost position, especially with regard to energy inputs, has benefited the business during the current global economic downturn.
     In 2009, Rio Tinto Alcan’s contribution to underlying earnings was a negative US$578 million, a decrease of US$1,849 million from 2008. This is mainly due to the sharp decline in LME prices experienced during the first half of 2009, coupled with the continuing economic downturn in most markets. The effects of the LME and market conditions were partially reduced by improved raw material costs through negotiation of prices, lower oil prices, and lower cash costs due to cash initiatives, production curtailments, and ongoing synergy benefits. Second half EBITDA improved by over US$1 billion compared to the first half as transformational initiatives enabled Rio Tinto Alcan to be well positioned for the aluminium price recovery.
     The average aluminium market price in 2009 was US$1,701 per tonne compared with US$2,620 per tonne in 2008. The group’s average realised price for ingot products in 2009 was US$1,833 compared to US$2,753 in 2008.
Strategy
Rio Tinto Alcan will continue to deliver on its baseline commitments, including customer service, sustainable development and ensuring employee safety. The group will also remain focused on delivering value through large scale, long term cost competitive assets.
     Financial performance will be founded on continued transformational change, a reduced cost structure, and robust cash management. Cash preservation and optimisation of working capital remain key ongoing priorities. Synergy targets and completing integration, including cultural integration by aligning systems and exchanging personnel with other Rio Tinto businesses, will also be key.
     Strategically protecting and enhancing our superior growth options has meant slowing growth oriented capital expenditures. Value improvement projects at selected sites are targeting 20-30 per cent reductions in capital costs for major projects. In the medium term, previously announced modernisations or closures are expected to move our portfolio even further down the industry cost curve. This will allow us to create value throughout future economic cycles and reduce our global carbon footprint.
     Our business strategy also includes being long in bauxite and alumina. This supports our growth and ensures that the group is not exposed to the asymmetric alumina pricing risk when the global alumina market falls into deficit. Expansion of the Yarwun refinery in Australia will increase alumina production by two million tonnes per annum. Slowing of construction has resulted in a revised completion date for the second half of 2012.
Key achievements
Synergies from the integration of Alcan were delivered ahead of target despite economic pressures and capital constraints. This was achieved using only 70 per cent of the planned operational expenditure, and 23 per cent of the planned capital expenditure. Furthermore, full recurring synergies delivered are expected to exceed the previously stated US$1.1 billion target.
     At the end of 2009, Rio Tinto Alcan had closed, sold or curtailed approximately ten per cent of its aluminium smelting production, which represents the removal of a significant portion of its capacity in the top half of the cost curve. The group has also slowed selected projects, using the delay to complete value improvement exercises aimed at improving costs for the long term.
     Transformational change to both administrative and production costs drove further efficiencies across the entire organisation.
     In addition to completion of the Ningxia joint venture sales transaction in China, strategic divestments included the sale of the group’s 80 per cent interest in the Ghana Bauxite Company, including the Awaso bauxite mine, as it was not aligned with our long term strategy. The sale was completed on 1 February 2010.
     The Sohar Aluminium smelter in Oman, which poured its first metal in 2008, reached its full capacity of 360,000 tonnes per annum in 2009. The state of the art smelter uses Rio Tinto Alcan’s benchmark AP36 technology — a highly efficient and environmentally friendly smelting technology.
     Energy efficiency improved by one per cent over last year in North America due to aggressive improvement targets at each of the group’s smelters, energy self audits to reduce natural gas consumption at anode baking furnaces, and auxiliary natural gas consumption reductions. These initiatives required no additional investment from Rio Tinto Alcan.
Rio Tinto 2009 Form 20-F     58

     Despite economic pressures, safety was a top priority and overall, the group achieved a 22 per cent reduction in the all injury frequency rate from 2008 to 2009.
Safety
Rio Tinto Alcan and its employees have integrated Rio Tinto safety performance standards and risk management practices throughout its businesses. The ultimate goal remains zero harm. Regrettably, one fatality occurred at the Ghana Bauxite Company site in August 2009.
     A key priority has been the reduction of major risks through the implementation of Rio Tinto HSE performance standards and risk management practices. At critical sites, Process Safety Management to prevent collapse, fire, and explosion as well as the release of toxic, reactive, flammable, or explosive materials has progressed significantly.
     During 2009, the integration process was successfully completed including key elements of the Rio Tinto HSEQ management system and deployment of the Safety Leadership Development Programme.
     Completion of this work lays the foundation for establishing clear global priorities and common business standards.
     Rio Tinto Alcan’s all injury frequency rate (AIFR) of 1.04 at the end of 2009 represented a 38 per cent reduction over the 2007 integrated former Rio Tinto Aluminium and Alcan baseline.

All injury frequency rate	Per 200,000 hours worked

2005	1.41
2006	1.45
2007	1.67	(1)
2008	1.33
2009	1.04

(1)	Including former Alcan
Greenhouse gas emissions
Total greenhouse gas emission intensity at Rio Tinto Alcan reduced by 9.9 per cent for aluminium. This is the result of the divestment of the Ningxia joint venture smelter in China, closure of some older operations, curtailment of production at selected facilities and increased operational efficiency.
     Rio Tinto Alcan is a leader in the generation of low GHG intensity power, with projects in place to continue improvements to overall site performance, as well as leverage energy efficiency, best practice sharing, and research and development efforts to achieve both GHG reductions and low carbon targets.

Aluminium – greenhouse gas emissions intensity
Indexed relative to 2008	Group intensity

2005	117.7
2006	119.4
2007	117.0
2008	118.7	(1)
	100.0	(2)
2009	90.1	(2)

(1)	Rio Tinto excluding former Alcan

(2)	Rio Tinto including former Alcan
     Rio Tinto Alcan contributes 64 per cent of Rio Tinto’s total GHG emissions. Our achieved and continued reductions also contribute significantly to the Rio Tinto Group’s overall intensity improvements.
     Furthermore, Rio Tinto Alcan products play an important role in attaining sustainable downstream GHG savings across numerous commercial and civilian sectors, notably in automobiles, trucks, buses and trains. Aluminium can also be recycled indefinitely without compromising its quality.
Integration Of Alcan
The integration of Alcan delivered after tax synergy benefits of US$924 million during 2009 with an annualised sustainable run rate of US$1.1 billion at the end of 2009. Despite economic turbulence and capital constraints, the integration programme has successfully achieved its US$1.1 billion target for 2010 using only 70 per cent (US$173 million) of the planned operational expenditure, and 23 per cent (US$122 million) of the planned capital expenditure. As remaining projects realise their full potential in 2010, the full recurring synergies delivered are expected to be US$1.2 billion per year, which exceeds the stated target of US$1.1 billion.
     The delivered benefits are derived from a range of business areas such as logistics and operations. The operating synergies are driven primarily by cost reduction initiatives in procurement and combining knowledge and resources between business units, by optimising Australian bauxite production which, when ramped up, is expected to result in synergies of US$24 million annually.
     Within the worldwide Primary Metal Research & Development function, optimisation and coordination of research project streams generated annualised savings of US$22 million.
     As we conclude the integration programme, synergies will become embedded into normal business operations. Deferred projects will be transferred to Business Improvement teams for future realisation, and best practices will continue to be shared across Rio Tinto.
Review of operations
In addition to meeting synergies and integration targets, cash preservation and optimisation of working capital remain key priorities. Improvement programmes and reductions have targeted both structural and cyclical elements such as the cost of key inputs including coke, caustic and pitch. To sustain input cost reductions over the longer term, Rio Tinto Alcan widened its
Rio Tinto 2009 Form 20-F     59

specification ranges, capitalised on logistic opportunities, and leveraged its position as a part of the Rio Tinto Group during procurement negotiations.
     Rio Tinto Alcan permanently closed or divested higher cost facilities to centre its asset base on top tier, large scale assets. The Beauharnois smelter in Quebec ceased smelting operations in April and the Anglesey Aluminium Metal joint venture in the UK closed in September. Regional industrial development teams have assisted both sites to reduce the impact of the closure on the community and identify potential long term projects such as a remelt and recycling centre at Beauharnois and a standalone casting centre at Anglesey. The sale of Rio Tinto Alcan’s share of the Ningxia smelter in China was completed in 2009.
     The group also temporarily curtailed production capacity at selected facilities worldwide. Globally, the business has closed, sold or curtailed approximately ten per cent of its aluminium smelting production as at the end of 2009, which represents the removal of a significant portion of its capacity in the first half of the cost curve.
     Bauxite and alumina production was also adjusted to align with market demand and internal requirements. Bauxite production was curtailed by 12 per cent globally, including a 3.8 million tonne reduction at Weipa, and alumina capacity was curtailed by two per cent. Cost reduction and cash conservation initiatives included slowing construction of the Yarwun alumina refinery expansion in Australia, introducing a flexible production model at the Jonquière (Vaudreuil) refinery in Canada and lowering operating costs. At year end, 76 per cent of bauxite production and 36 per cent of alumina production were situated in the lower half of their respective cost curves.
     Primary Metal operations in North America delivered 182 per cent on anticipated synergies and integration targets. Efficiency was greatly improved by a strong commitment to Business Improvement and quick, integrated deployment of Improving Performance Together (IPT) asset management and LEAN methodologies. Primary Metal, Asia Pacific also exceeded its synergy targets by 47 per cent at its smelting operations.
     To further global competitiveness, a restructuring programme is under way in France to improve productivity by 20 per cent and align production costs with the global industry average. This will position both the smelters and alumina operations to take advantage of potential carbon constraints and the benefits of nuclear electricity.
     After registering a low of US$1,367 per tonne in February, average monthly LME prices trended upward during the rest of the year, reaching US$2,213 per tonne in December. Automobile production in the US, Japan and Western Europe has begun to increase. Industrial production and semis shipments in these regions have also moved upward since reaching a trough in the April-June 2009 period.
     The Chinese aluminium market moved from being a slight net exporter during the last five years to a net importer. But as a result of slower economic growth earlier in the year and dramatic capacity curtailments in the domestic aluminium industry, an energy surplus has emerged, pushing down the cost of production and encouraging restarts of aluminium capacity. It is likely that the energy situation will prove to be temporary. Ongoing urbanisation and increases in standards of living will drive competition for energy, moving China back into an energy deficit and placing upward pressure on costs.
     Because the aluminium industry took a significant amount of high cost capacity offline in 2009, average industry costs have declined, resulting in a flattening of the aluminium cost curve. This is likely to be temporary and to reverse as demand picks up and causes some restarts of higher cost smelters. If this occurs, a steeper cost curve will emerge, favouring low cost producers such as Rio Tinto Alcan.
     The group has therefore prioritised the protection and enhancement of its superior growth initiatives, although no new capacity is planned before 2012 and large scale projects worldwide have been slowed. This delay has been used to complete value improvement exercises aimed at reducing costs for the long term. Both the AP50 pilot plant in Quebec and the Kitimat Modernisation Project in British Columbia are working to implement the latest in low energy consumption technology, maximise their use of existing infrastructure, and apply lean construction principles in the years ahead.
     Rio Tinto Alcan has also signed a memorandum of understanding with the Government of Cameroon in preparation for a greenfield project that includes a hydropower dam, aluminium smelter and port facilities. Construction is expected to begin toward the end of 2011, with first metal in 2016.
     The Shipshaw power station optimisation is on budget and on schedule, and is expected to improve this major component of Rio Tinto Alcan’s extensive hydroelectric network in Quebec, which has a total installed capacity of approximately 2,900 megawatts.
Outlook
In the short term, Rio Tinto Alcan remains committed to delivering on operational excellence and improving its baseline cost structure. By maintaining major cost reduction measures made in 2009, we expect that the business will be in a strong position to lead the restructured global aluminium industry going forward. Rio Tinto Alcan will continue aligning production with sales and marketing needs. As part of an ongoing reorganisation of its operating structure in France, the group will adopt cost reduction measures for selected European aluminium and specialty alumina operations.
     Global aluminium consumption growth is expected to grow in the range of four to six per cent during the next decade, supported by China’s continued urbanisation, industrialisation and economic development, as well as that of developing economies such as India, Indonesia and Brazil. Our analysis suggests that by 2020, meeting increased demand will require the equivalent of one new Quebec smelting system every nine months, as well as the equivalent of a fully expanded Yarwun every year, and a Weipa every three years.
     Because Rio Tinto Alcan’s energy costs are believed to be less linked to pricing on the London Metal Exchange than other large producers, we are well positioned to capture value when prices rise. The group intends to leverage this advantage through growth and additional efficiency initiatives.
     Carbon trading and emissions regulations will factor strongly for aluminium in the coming years, particularly in OECD countries. The New Zealand government has a legislated Emissions Trading Scheme, expected to include the NZAS joint venture from July 2010, and the Australian government has proposed a carbon pollution reduction scheme to commence in July 2011. As of 2013, Rio Tinto Alcan sites within the European Union will join the European Trading Scheme and therefore be covered by all applicable regulations.
Rio Tinto 2009 Form 20-F     60

     Rio Tinto Alcan’s growth portfolio includes projects that centre on clean energy sources as well as high performance technologies as means of reducing emissions. Our comprehensive, proprietary AP technology suite also makes Rio Tinto Alcan a partner of choice for project development, driven by a disciplined, proven engineering and technology delivery process. We continue to develop the next generation of our smelting technology as an ideal complement to strong, renewable power assets. An AP50 pilot plant is under construction in the Saguenay, Quebec, Canada, and the AP-Xe suite is being designed to be retrofitted to previous AP series cells.
     In addition to its modern, low cost smelting fleet, Rio Tinto Alcan is a fully integrated aluminium producer. The group can leverage various supply chain benefits from mine to metal, and expects sufficient supplies to sustain its long term growth strategy. It holds interests in three of the four largest bauxite mines in the world (Weipa, Porto Trombetas and Sangaredi), situated in the top three bauxite reserve countries (Australia, Brazil and Guinea). This provides optionality through size, expandability and proximity to key growth markets.
     Rio Tinto Alcan’s bauxite reserves in north eastern Australia, Weipa and Gove mines, and alumina refineries at Gove, Yarwun, and Queensland Alumina have made this region in particular a hub for future optimisation opportunities.
Rio Tinto 2009 Form 20-F     61

Copper
Growth Through Innovation
Rio Tinto’s Copper group is a world leader in copper production. Operations include Kennecott Utah Copper in the US and interests in the producing copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia and Palabora in South Africa. In 2009, the group produced approximately 800,000 tonnes of copper, which places it among the top five copper producers in the world. Gold and molybdenum are also valuable by-products of the group’s mines. In addition to its producing assets, the group has interests in three of the world’s largest undeveloped greenfield copper projects. The group also includes major nickel deposits in the US and Indonesia.
2009 Operational Highlights

US$ million

Revenue	6,206
Operating cash flow	2,223
Underlying earnings	1,866
Capital expenditure	553
Net operating assets	5,028

Operating cash flow contribution: 16%

Underlying earnings contribution* 2007-2009	US$m

2007 Underlying earnings	3,479
Effect of changes in:
Prices and exchange	(185)
Inflation	(49)
Volumes	(963)
Costs	(620)
Tax and other	(66)

2008 Underlying earnings	1,597
Effect of changes in:
Prices and exchange	(487)
Inflation	(40)
Volumes	556
Costs	304
Tax and other	(64)

2009 Underlying earnings	1,866

*	See note 31 on page A-44 and note 51 on page A-80 of the 2009 Financial statements for a reconciliation of underlying earnings by product group to consolidated net profit for the year as determined under IFRS. All amounts presented by the product groups exclude net interest and other centrally reported items.
Strategy
•	Deliver shareholder value by significantly increasing copper production in the medium term.

•	Be an innovative, disciplined acquirer and developer of value creating assets.

•	Optimise and develop the group’s existing assets.

•	Continue to invest in innovative technologies such as block caving and sulphide leaching to maintain leadership in the mines of the future.

•	Leverage the diverse portfolio of producing and developing mines to adapt to changing economic conditions.
Achievements
•	At Kennecott Utah Copper (KUC), the concentrator set multiple plant production records, including total ore milled and copper in concentrate produced.

•	Also at KUC, the resource development team identified a new copper-molybdenum-gold porphyry system.

•	KUC and Escondida both successfully negotiated new mutually beneficial collective bargaining agreements with their work forces in 2009.

•	A landmark investment agreement with the Government of Mongolia progressed the development of the Oyu Tolgoi project. Rio Tinto increased its stake in Ivanhoe Mines to 19.7 per cent.

•	Kennecott Eagle Nickel successfully addressed certain key legal challenges to its mine permits in the US.
Key Priorities
•	Exceed the improved safety performance in 2009 with a focus on embedding process safety risk reviews.

•	Development of the world class Oyu Tolgoi copper-gold deposit in Mongolia.

•	At KUC, progress the molybdenum autoclave project and continue life of mine extension through local drilling programmes.

Rio Tinto 2009 Form 20-F     62

•	Complete the Northparkes E48 development and ramp up to full production.

•	The Copper Projects function will maintain and maximise options around key projects and pursue opportunities to accelerate the start of production.
Outlook
•	Industry fundamentals support a strong outlook on price, with robust long term demand and supply side constraints.

•	Continued price volatility with upside potential.

•	Industry will be challenged by mines of increasing depth, decreasing grade profiles and increasing exposure to higher risk regions.

•	Gradual transition to underground mines which require higher capital costs and investment in innovative technologies.
Performance
As markets recovered from the turbulence of 2008, the Copper group achieved an increase in underlying earnings of 17 per cent in 2009. This was achieved through cost reductions and higher volumes. Performance highlights included mined copper production in 2009 up 15 per cent over 2008 and refined copper production up 28 per cent over 2008, following higher grades and a further improvement in performance at Kennecott Utah Copper.
     The Copper group’s contribution to underlying earnings increased by US$269 million to US$1,866 million due to higher production at Kenncott Utah Copper and Grasberg as well as cost improvements across the product group. This was offset by lower copper and molybdenum prices.
Strategy
The Copper group’s strategy is to deliver shareholder value through significantly increasing copper production in the medium term. This will be achieved by continuing to optimise and develop the group’s existing assets and by proactively seeking opportunities to grow the copper portfolio. Key components of the strategy include exploring opportunities to improve and expand existing operations, accelerating the development of key projects, maintaining an emphasis on exploration activities, and pursuing other opportunities for growth.
     The group’s strategy is based on industry fundamentals that support a strong outlook on prices, particularly in the medium term. Emerging economies, particularly China and India, are expected to continue to drive copper demand over the coming decade. On the supply side, the challenges associated with finding and developing new projects will mean that copper supply will likely be constrained in the medium to long term.
     The group has a set of world class operating assets and a strong portfolio of long term greenfield projects that allows it the flexibility to adapt to changing economic conditions. Investment plans are rigorously evaluated in light of evolving market conditions.
     While certain investments have been delayed in response to recent macro-economic conditions, Rio Tinto believes it has the capability and experience to develop and expand its portfolio of assets when economic conditions improve further. Rio Tinto is investing in the application of innovative technologies including block caving, automation, flash converter smelting and sulphide leaching. As copper mining shifts from open pit to underground, Rio Tinto’s block caving expertise will enable mine life extensions through access to new high grade deposits at greater depths. Rio Tinto has developed its block caving expertise through its interests in Northparkes, Palabora and Grasberg. Future developments are expected to rely on large scale block caving and include Oyu Tolgoi, Resolution and Bingham Canyon.
     The Copper group is not constrained by geographic considerations and can work where development opportunities exist. It is committed to the principles of Rio Tinto’s code of conduct The way we work, with a focus on responsible environmental performance and a commitment to strong community relations.
Key Achievements
The group saw significant achievements at operations and projects during 2009. At KUC, the Copperton concentrator set multiple plant production records, including total ore milled (7.6 per cent increase) and copper in concentrate produced (28 per cent increase over the previous year). Gold and silver in concentrate exceeded 2008 levels by 58 per cent and 43 per cent respectively.
     KUC and Escondida both successfully negotiated new mutually beneficial collective bargaining agreements with their workforces in 2009.
     At Grasberg, expansion of the currently producing Deep Ore Zone mine to 80,000 tonnes per day is essentially complete.
     At the Oyu Tolgoi project, the Investment Agreement with the Government of Mongolia was completed in October and subsequently Rio Tinto increased its stake in Ivanhoe Mines to 19.7 per cent with fixed price options to further increase the stake to 43 per cent.
     At Palabora, the Broad Based Black Economic Empowerment transaction required under South Africa’s new Mining Charter is progressing well. In April, Palabora submitted a Transaction Framework Agreement bearing the signatures of its Broad Based Black Economic Empowerment partners.
     At the Kennecott Eagle nickel project, a judge affirmed the Michigan Department of Environmental Quality’s issuance of key permits for the mine. This put all of the necessary state permits for the project into effect. Production is being targeted for 2013.
Safety
Safety continued to be a major focus in 2009 at all operations. Despite the continued emphasis, there was one fatality at Copper group managed operations during the year, which occurred at Palabora. Overall, the group realised a significant improvement in the all injury frequency rate (AIFR) in 2009 with an annual rate of 0.67 compared to 1.06 in 2008.
     At KUC, the safety strategy is defined in a three year safety plan which is supported by improvement action plans at the plant, department and individual level. Key safety improvement achievements during 2009 included implementation of the Rio Tinto Significant Potential Incident (SPI) reporting and investigation process; development and roll out of a substantial front line

Rio Tinto 2009 Form 20-F     63

safety leadership skills improvement programme; and implementation of new safety controls for delivery drivers. During 2010, KUC will continue safety improvement efforts with specific focus on process safety and contractor safety.

All injury frequency rate	Per 200,000 hours worked

2005	1.26
2006	1.31
2007	1.24
2008	1.06
2009	0.67

Greenhouse gas emissions
The Copper group is committed to continual improvements in energy management and efficiency. Spending on improvement projects in 2009 led to substantial progress on embedding behavioural energy management initiatives such as reductions in idling of light duty vehicles and improving electrical energy demand management systems at KUC.
     In 2009, KUC reported for the first time to the Climate Registry, a multi-state voluntary greenhouse gas reporting system. KUC’s overall greenhouse gas emissions intensity decreased, primarily due to efficiencies associated with higher copper production.
     In 2010, the Copper group anticipates additional progress in greenhouse gas and energy management across the business portfolio.

Copper cathode — greenhouse gas emissions intensity
Indexed relative to 2008	Group intensity

2005	74.6
2006	84.6
2007	72.7
2008	100.0
2009	81.3

Operations
Kennecott Utah Copper (Rio Tinto: 100 per cent)
KUC operates the Bingham Canyon mine, Copperton concentrator and Garfield smelter and refinery complex near Salt Lake City, Utah.
     In 2009 the Copperton concentrator set multiple plant production records. Milled ore of just under 53 million tonnes topped the record established in 2008 by 7.6 per cent. Copper in concentrate also reached a new high in 2009 of 303,536 tonnes, a 28 per cent increase over the previous year. Gold and silver in concentrate improved in 2009, exceeding 2008 levels by 58 per cent and 43 per cent respectively, whilst molybdenum concentrate production increased 11 per cent.
     Recent exploration at the Bingham Canyon mine has identified a new copper- molybdenum-gold porphyry system beneath the current open pit (disclosed in March 2009). The molybdenum mineralisation is substantial and has a grade which is higher than the average grade of the open pit reserve.
     Current ore reserves are expected to enable open pit operations to continue until 2020 with additional mineralised material potentially extending the open pit mine life to 2032.
     Evaluation of open pit expansion options at the mine continued through the Keystone project. A pre-feasibility study is expected to be completed in 2010 potentially allowing conversion of significant open pit mineralised material to reserve. Study of the underground expansion option was temporarily halted in 2009 due to the global economic downturn.
Escondida (Rio Tinto: 30 per cent)
The Escondida copper mine located in Chile’s Atacama Desert is the largest copper mine in the world in terms of annual production. BHP Billiton owns 57.5 per cent of Escondida and is the operator and product sales agent.
     During the first half of 2009, concentrate production was impacted by the Laguna Seca SAG mill being operated at a reduced rate to limit the risk of failures. These problems were successfully resolved during a 32 day full stoppage of the concentrator in July and August. The combined effect of lower ore head grade and increased ore hardness resulted in lower recoveries and reduced concentrate production. This was partially offset by an increase in cathode production due to improved recoveries and increased ore stacking on the leach stockpiles.
     Future growth options at Escondida are driven by current brownfield exploration activities. There is a significant exploration drilling programme on a number of potential deposits around the Escondida lease area, with positive results already announced at Pampa Escondida.
Grasberg (Rio Tinto: 40 per cent of joint venture production)
Grasberg, located in the province of Papua in Indonesia, is one of the world’s largest copper and gold mines in terms of reserves and production. It is owned and operated by Freeport Indonesia (PTFI), which is 91 per cent owned by US based Freeport-McMoRan Copper & Gold Inc. The Government of Indonesia owns the remaining nine per cent of PTFI. The joint venture gives Rio Tinto a 40 per cent share of production above specified levels until 2021 and 40 per cent of all production after 2021, as well as representation on operating and technical committees.

Rio Tinto 2009 Form 20-F     64

     Operations in 2009 accelerated mining higher grade sections of the Grasberg pit, resulting in higher grades than in 2008. Grasberg’s 2009 production levels were well above the level at which metal becomes attributable to Rio Tinto, and were substantially higher than in 2008. The expansion of the currently producing Deep Ore Zone mine to 80,000 tonnes per day is essentially complete.
Palabora (Rio Tinto: 57.7 per cent)
Palabora Mining Company is a publicly listed company on the Johannesburg Stock Exchange and operates a mine and smelter complex in South Africa. Palabora achieved a 42 per cent rate of employing historically disadvantaged South Africans in management positions. This key milestone is a crucial step in securing New Order Mineral Rights in terms of the Mining Charter. The Minerals and Petroleum Resource Development Act required mines in South Africa to be at least 15 per cent owned by historically disadvantaged South Africans by April 2009. This requirement will increase to 26 per cent by 2014. On 30 April, 2009 Palabora signed and submitted a Transaction Framework Agreement bearing the signatures of its Broad Based Black Economic Empowerment partners. Palabora is working with the other parties to the transaction to finalise this agreement and present it to shareholders of Palabora for approval in the first half of 2010.
     Copper concentrate production was 5.5 per cent lower than 2008 mainly due to a 58 per cent decrease in tonnes of low grade concentrate reclaimed from settling ponds. Diamond drilling has been re-initiated to delineate the copper reserves immediately below the current mining horizon.
Northparkes Mines (Rio Tinto: 80 per cent)
The Northparkes copper-gold mine in central New South Wales, Australia, operates both underground block cave mines and open-cut mines on its mining leases. Northparkes is a joint venture with the Sumitomo Group (20 per cent). In November 2006, the joint venture partners approved the development of the E48 block cave project, which is expected to cost US$160 million and extend the mine’s life to 2023. As a response to economic conditions at the end of 2008 the completion of the E48 project was deferred but restarted in October 2009. Copper production at Northparkes exceeded 2008 production by 38 per cent. Underground production was largely sourced from the E26 Lift 2 North block cave, with production from the E48 block cave project in the last quarter. Open cut production was used to maintain full mill capacity. The E22 open pit produced 6.8 million tonnes, which exceeded plan by 14 per cent during the year. The E22 mining sequence is expected to be completed by August 2010. Higher volumes of ore were processed in 2009 due to a higher proportion of softer underground ore.
Development Projects
Resolution Copper (Rio Tinto: 55 per cent)
The Resolution copper deposit is located in Arizona, US and within the most prolific copper producing belt in North America. Though evaluation is ongoing, the Resolution project appears to host the largest copper deposit in North America, capable of producing an estimated 600,000 tonnes of copper per annum. Although the ultimate size of the deposit has not been fully defined, it is characterised by consistent plus one per cent copper mineralisation over an area of at least two kilometres in an east-northeast direction and 1.5 kilometres in a north-northwest direction. Before the pre-feasibility studies can be completed and the mine developed, Resolution Copper needs to acquire title to the small Oak Flat area that lies adjacent to existing unpatented mining claims hosting the mineralisation. In return for this land, Resolution Copper will transfer to the US government over 2,200 hectares of high priority conservation lands. The Southeast Arizona Land Exchange and Conservation Act has been formally introduced in both houses of Congress to achieve this goal. The 2010 work programme will focus primarily on completing studies to support the preparation of an environmental impact study in order to satisfy the terms of the land exchange bill.
La Granja (Rio Tinto: 100 per cent)
The La Granja copper project is located in the Cajamarca region of northern Peru and is in the pre-feasibility study phase.
     As part of the pre-feasibility study that is in progress, recent drilling results at La Granja further confirm the mineralised material estimate and enable a wider range of mining and processing options than previously considered. The full extent of the porphyry, breccia and skarn-hosted deposit has yet to be determined, and drilling is planned to continue during 2010 with investigation of the options, both to improve the business case and to define the potential size and life of a mining operation.
     Previously the pre-feasibility study focused on demonstrating the possibility of recovering copper metal from various porphyry systems in which chalcopyrite dominant ore would use heap leach technology. The study wound down in 2009 due to financial constraints, and evaluation work entered a divergent phase to assess the potential of the new geological discoveries and to identify higher value, lower risk options for development. Other options now being investigated include concentrator only and hybrid (heap leach and concentrator) concepts, with initial indications of enhanced value.
Kennecott Eagle Minerals (Rio Tinto: 100 per cent)
The Eagle deposit located in Michigan, US, is nearing readiness to commence construction and has the potential to form the foundation of a profitable long term nickel business for Rio Tinto. The project is located in North America near well developed infrastructure. Rio Tinto’s privately owned mineral title of about 182,000 hectares in this region is extensive and is highly prospective for the discovery of additional deposits of greater size and equal or better mineralisation. By late 2009, Eagle was successful in addressing legal challenges to issued mine permits by local opponents and received final approval of all necessary state permits.
Sulawesi Nickel (Rio Tinto: 100 per cent)
The Sulawesi Nickel project is on the island of Sulawesi in Indonesia. Rio Tinto was granted a mining permit (IUP) from the Indonesian Ministry of Energy and Mineral Resources on 25 February 2010. This tenure was granted under the new mining law (Minerba) which came into effect in mid January 2009.

Rio Tinto 2009 Form 20-F     65

     Rio Tinto will now move forward with reviewing development options for the project with increased certainty. Rio Tinto is also working closely with the regional governments and communities as planning for the project progresses.
Oyu Tolgoi (Rio Tinto: 19.7 per cent interest in Ivanhoe Mines Limited)
     In October 2006 Rio Tinto purchased a stake of just under ten per cent in Ivanhoe Mines Limited in order to jointly develop the Oyu Tolgoi copper-gold resource in Mongolia’s South Gobi region. Ivanhoe Mines owns 66 per cent of Oyu Tolgoi. In October 2009 Rio Tinto completed its second tranche with Ivanhoe Mines Limited to increase its ownership by 9.8 per cent to 19.7 per cent. On 1 March 2010 Rio Tinto agreed to acquire a further 2.7 per cent to bring its ownership to 22.4 per cent. Rio Tinto has the right to progressively increase its stake to 43 per cent over the next three years at pre-determined prices.
     Also in October 2009 Rio Tinto signed an Investment Agreement with the Mongolian Government. The agreement outlines substantial benefits to the local community and the people of Mongolia. Since the initial discovery, more than 4,000 Mongolians have been employed and currently 90 per cent of the project workforce is Mongolian as promised in the agreement. Oyu Tolgoi has a potential average production rate of 450,000 tonnes of copper per year over the mine life with significant gold by-products. It is also geographically positioned to supply growing Asian copper markets. Refer to note 48 of the 2009 Financial statements.
Outlook
There is significant opportunity for a long term increase in copper demand, with growth in China being a major driver. Prices may be volatile, but this highlights the value of long life assets. Copper supply will be constrained in the long term and trends in copper mining may also lend support to higher prices. The industry will be challenged by decreasing grade profiles, new developments in higher risk regions and deeper deposits, leading to increased production from underground workings.
     Although global copper reserves and mineralised materials are sufficient for several decades, grades are progressively declining. Greenfield exploration in under explored countries offers some potential to reverse this trend through new surface copper discoveries. However, the full potential of these countries to support major production may be undermined by sovereign risk factors.
     Deeper discoveries are appearing in known districts as exploration occurs around surface deposits such as Bingham Canyon. Some of these brownfield discoveries have unusually high copper and by-product grades. Innovation in mining and processing technology may reduce the costs of production from underground resources.
     Given future demand forecasts, future copper prices will depend on the relative success of greenfield discovery, brownfield discovery and innovation in mining and processing. With Rio Tinto’s portfolio of world class assets, combined with its strategy of significantly increasing copper production, the group is expected to remain an industry leader for years to come.

Rio Tinto 2009 Form 20-F     66

Diamonds and Minerals
Differentiation in the marketplace
The Diamonds & Minerals group comprises diamonds, borates, talc, titanium dioxide feedstock, high purity iron, metal powders, zircon and rutile mining and refining operations. Rio Tinto Diamonds (RTD) accounts for about six per cent of the world’s production of rough diamonds by value. Its business model is to be the preferred supplier of rough diamonds. The Minerals part of the group comprises Rio Tinto Minerals (RTM), a global leader in borates and talc supply and of the science behind their use, and Rio Tinto Iron & Titanium (RTIT), a market leader in titanium dioxide feedstock, high purity iron, zircon, rutile and metal powders production.
2009 Operational highlights

US$ million

Revenue	2,618
Operating cash flow	528
Underlying earnings	800
Capital expenditure	519
Net operating assets	4,612

Operating cash flow contribution: 4%

Underlying earnings contribution* 2007-2009	US$m

2007 Underlying earnings	483
Effect of changes in:
Prices and exchange	331
Inflation	(50)
Volumes	(49)
Costs	(167)
Tax and other	(74)

2008 Underlying earnings	474
Effect of changes in:
Prices and exchange	(298)
Inflation	(24)
Volumes	(245)
Costs	88
Tax and other	805

2009 Underlying earnings	800

*	See note 31 on page A-44 and note 51 on page A-80 of the 2009 Financial statements for a reconciliation of underlying earnings by product group to consolidated net profit for the year as determined under IFRS. All amounts presented by the product groups exclude net interest and other centrally reported items.
Strategy
•	To safely and efficiently maximise shareholder value.

•	To be the preferred supplier of natural rough diamonds, borates, talc and titanium dioxide.

•	To be responsible and transparent in relations with neighbouring communities.

•	To differentiate in the marketplace through superior service and technical support.

•	To continue to invest in growth projects in the existing businesses and seek Tier 1 development opportunities in new mineral sectors.
Key Achievements
•	First shipments of ilmenite from QIT Madagascar Minerals (QMM).

•	Broad Based Black Economic Empowerment restructuring completed at Richards Bay Minerals.

•	Underlying EBITDA for RTM maintained at 2008 levels through strong cost reductions and positive pricing despite significantly lower volumes.

•	Licences renewed for Jadar lithium-borate development project in Serbia.

•	Potasio Rio Colorado (PRC) project in Argentina and a second potash project near Regina in Canada sold to Vale for a combined gain of US$797 million, included in underlying earnings.

•	Construction of Diavik Diamonds underground mine in Canada substantially completed.

•	Progressed the Bunder hard rock diamond discovery in India

•	Business improvement programmes delivered significant cost reductions in response to global economic conditions.
Key Priorities
•	Continue to strive for zero harm to people across all operations.

•	Manage production and maximise cash flow in line with global economic recovery.

•	Continue to operate in a responsible and sustainable manner.

Rio Tinto 2009 Form 20-F     67

•	Continue to differentiate Rio Tinto from other diamond and industrial minerals suppliers by providing superior product quality, supply reliability and customer service.
•	Retain and continue to develop the best people.
Outlook
•	The diverse markets being served by the group’s operations continue to be affected by the health of the global economy.

•	In Diamonds, rough prices are expected to improve during 2010 although this is dependent on the recovery in the US and consumption from emerging markets.

•	Market weakness in the minerals business in 2009 is expected to slowly reverse in 2010, with more rapid recovery in Asia and emerging economies.

•	Declines in the housing and automotive sectors will be offset to some degree by government incentive programmes, but will continue to affect sales.
Strategy
The Diamonds & Minerals group’s core purpose is to safely and efficiently maximise shareholder value from mining and marketing diamonds and minerals. The group focuses its resources on efficiency and sustainability in its operations and developments; responsibility and transparency in its relations with neighbouring communities; and differentiation in the marketplace through superior services and technical support. The group has a long and successful track record in developing large scale, long life, cost competitive assets.
     Our business model focuses on being the preferred supplier of natural rough diamonds, borates, talc and titanium dioxide and associated by-products of high purity iron, steel, metal powders and zircon. We intend to continue to invest in growth projects in the existing businesses and seek Tier 1 development opportunities in new mineral sectors.
Diamonds
Rio Tinto’s strategy is to be the preferred global supplier of natural rough diamonds and to continue to operate, manage and develop world class diamond resources safely, efficiently and to the highest possible environmental standards.
     Rio Tinto has been in the diamond business for 25 years, following the discovery and development of the Argyle mine in Western Australia. Rio Tinto Diamonds is managed from London with a facility in Antwerp undertaking the sale and marketing of rough diamonds. Rio Tinto Diamonds also has representative offices in Mumbai and New York. Rio Tinto’s high value pink diamond sales from the Argyle mine are managed from Perth in Western Australia.
     Rio Tinto is essentially a wholesaler of rough diamonds, providing support for its customers in their downstream activities.
     In 2009 the unprecedented financial turmoil severely affected demand for rough diamonds which is highly reliant on the US economy. Rio Tinto acted quickly to minimise operating and capital costs and slowed the transition to underground mining at both the Argyle and Diavik mines, as well as reducing production.
     In the second half of 2009 the diamond market began to recover as both prices and sales volumes improved. The medium to long term fundamentals for the diamond industry are positive with an anticipated material supply shortfall which will drive future price growth.
Minerals
The strategy of the minerals businesses focuses on optimising volumes and product mix to supply high value growth sectors in both mature and emerging markets. RTM’s foundation businesses have been leaders in the borate and talc industries for more than a century while RTIT’s subsidiary, QIT, was the first company to produce titanium dioxide slag at its site in Sorel, Quebec in 1950.
     Minerals markets include automotive, construction, telecommunications, agriculture and consumer products industries. This close tie to consumer purchasing patterns resulted in a 30 per cent decline in demand for minerals products in 2009. The businesses reduced production and instituted stringent cost control and business improvement efforts early in the year to maintain their resilience in response to the downturn. Economic recovery and government subsidies helped to stabilise these markets toward the end of 2009.
     The group maintains R&D facilities in Europe, Canada and the US to develop new products and support customers.
Key Achievements
Diamonds
Construction of the Diavik underground mine was substantially completed during 2009. First ore production from the new mine is expected in 2010. Argyle successfully implemented a major cost cutting exercise.
     A bulk sample processing plant was commissioned at the Bunder project in Madhya Pradesh, India. Capable of processing ten tonnes per hour, the plant will help further assess the value and grade of the diamond deposit.
     The completion of a new processing module at the Murowa mine will ensure the continued viability of the mining operation in the face of hardening ore.
Minerals
The first shipments of ilmenite ore from QMM to Canada, and of finished titanium slag product to a customer, were made in 2009. These were major landmarks in a project which, notwithstanding many complex environmental, social and technical challenges, could become a model for future projects in the developing world.
     In December 2009, RTIT concluded a Broad Based Black Economic Empowerment transaction at Richards Bay Minerals (RBM) in South Africa. Under this transaction, 24 per cent of the equity of RBM was sold to a consortium of historically disadvantaged groups, with a further two per cent transferred to a trust for the benefit of RBM employees. The remaining 74 per cent is split equally between BHP Billiton and Rio Tinto with Rio Tinto having been appointed as the manager. Through this

Rio Tinto 2009 Form 20-F     68

transaction, RBM has met the ownership requirements of South Africa’s Mining Industry Charter five years ahead of the required empowerment date of 2014.
     The greenfield Potasio Rio Colorado (PRC) project in Argentina and a second potash project near Regina in Canada were sold to Vale for a combined gain of US$797 million, included in underlying earnings.
     Efforts to divest the borate and talc businesses were constrained by economic conditions in 2009; the talc divestment process will be renewed in 2010. Rio Tinto intends to retain ownership of the borates business.
Safety
Safety performance and awareness continued to be a major focus of all operations. In 2009 the all injury frequency rate (AIFR) was 0.71 compared to 0.58 in 2008. The group mourned the loss of a colleague at Richards Bay Minerals who died in a fatal incident in December 2009.
     RTIT’s Rio Tinto Fer et Titane (RTFT) improved its safety performance with AIFR improving by six per cent. QMM and RTM’s injury rates deteriorated year on year, but remain low.

All injury frequency rate	Per 200,000 hours worked

2005	1.43
2006	0.92
2007	0.92
2008	0.58
2009	0.71

     For Diamonds, the AIFR improved to 0.66 compared to 0.93 in 2008. The Diavik mine with an AIFR of 0.72 achieved its best Performance safety performance since the mine began production in 2003. The Bunder project in India remained injury free in 2009.
Greenhouse gas emissions
As part of the group planning process each business unit submits a greenhouse gas (GHG) performance review.

Titanium slag and iron – greenhouse gas emissions intensity
Indexed relative to 2008	Group intensity

2005	101.1
2006	102.7
2007	102.3
2008	100.0
2009	110.7

     RTM’s global operations reduced greenhouse gas emissions by three per cent per tonne of product from 2003 to 2008 and set new reduction targets in 2009. During 2009 RTIT sites undertook audits to identify opportunities for GHG and energy reduction.
     At Argyle, greenhouse gas intensity per carat produced increased in 2009 as a result of processing lower grade ore. Argyle is investigating increasing the use of hydroelectricity in mine operations and improving the diesel efficiency of the power station. Greenhouse gas intensity per carat produced at Diavik increased in 2009 as construction of the underground mine continued. Diavik is working on various projects focused on reducing fuel consumption.
Review of operations
Sales revenue of the Diamonds & Minerals group was US$2,618 million in 2009, US$1,202 million less than in 2008 largely as a result of the global economic downturn and the impact it had on consumer confidence and spending. Underlying earnings of US$800 million (US$474 in 2008) included a contribution of US$797 million from the sale of potash assets in Argentina and Canada.
     The borates and talc businesses secured price increases which partially offset the 20 to 30 per cent declines in demand related to the sluggish housing and automotive sectors. Titanium dioxide feedstock prices held steady, however RTIT’s revenue decreased by 33 per cent mainly due to lower volumes of titanium dioxide and a reduction in the price of metallics resulting in reduced margins on iron, steel and powder products. The minerals businesses experienced a significantly stronger fourth quarter as major markets started to show signs of economic recovery. Decreased rough diamond prices and sales volumes across all producing diamond assets adversely affected earnings and cashflow during 2009. All operations implemented stringent cost reduction efforts through the year.
     An impairment charge of US$348 million after tax was recognised on the diamonds portfolio assets to reduce their carrying value to an estimated recoverable amount. This is not included in underlying earnings.
Rio Tinto Diamonds
Argyle (Rio Tinto: 100 per cent)
The Diamonds group owns and operates the Argyle diamond mine in Western Australia. Argyle owns a niche polished pink diamonds business which sells and markets the loose polished pink diamonds. Production from Argyle’s open pit mine is expected to continue through to 2012 after which it is anticipated that the mine will transition to underground operations. Underground mining is expected to operate until at least 2018.
     During 2009 construction of the underground project was slowed by reducing the project workforce and delaying completion of development under a programme referred to as the Low Cost Continuation Plan. First production from the

Rio Tinto 2009 Form 20-F     69

underground operation is now expected in 2012. In addition, processing in the surface operations was suspended for 12 weeks due to the deterioration in global market conditions.
Diavik (Rio Tinto: 60 per cent)
The Diamonds group operates the Diavik Diamond Mine, located approximately 300 kilometres north east of Yellowknife, Northwest Territories, Canada. It is an unincorporated joint venture between Rio Tinto and Harry Winston Diamond Corporation. Production from Diavik’s open pit operations will continue through to 2012 after which the mine will transition to full production from the underground. Construction on the underground project was substantially completed during 2009. First ore is expected during the first quarter of 2010 with full production expected to be achieved in 2013.
     In 2009, operations at Diavik were suspended for six weeks in July as a result of the deterioration in global market conditions.
     This suspension, together with lower grade feed ore reduced diamond production in 2009 to 3.3 million carats (Rio Tinto share) from 2008 production of 5.5 million carats. Open pit mining in A154 neared completion in 2009, with activity transitioning to the lower grade A418 pipe. A successful winter road transportation season saw the movement of 2,779 truck loads of supplies and materials to the site.
Murowa (Rio Tinto: 77.8 per cent)
The Murowa mine has been operating as a small open pit since 2004 and is owned by Rio Tinto (77.8 per cent) and Rio Zim Limited (22.2 per cent), a listed entity.
     The Diamond group’s share of production in 2009 of 97,000 carats was below the 205,000 in 2008 as a result of lower ore grade and a delayed project to deal with changing ore characteristics.
     Murowa is considering expanding the existing open pit to increase production. The previous feasibility study for this expansion is currently being reviewed and discussions are being held with the Zimbabwean Government on the investment environment that is required to underpin this project.
Bunder (Rio Tinto: 100 per cent)
The Bunder diamond project in India was transferred from Rio Tinto Exploration to the Diamonds group in November 2008 upon completion of the order of magnitude study. During 2009 a ten tonnes per hour bulk sampling treatment plant was commissioned. The plant has commenced processing of bulk samples for further evaluation work.
RIO TINTO MINERALS
Rio Tinto Minerals (Rio Tinto: 100 per cent)
The business comprises borates and talc mines, refineries, and shipping and packing facilities on five continents that operate under the Rio Tinto Minerals banner.
     Approximately 815,000 tonnes of refined borates are produced at Boron Operations, the principal borate mining and refining operation in California’s Mojave Desert.
     The business operates talc mines — including the world’s largest, in southern France — and processing facilities in Austria, Australia, Belgium, Canada, France, Italy, Japan, Mexico, Spain and the US.
     In 2009 total borates production fell by 30 per cent from 610,000 tonnes of boric oxide in 2008 to 424,000 tonnes in 2009, with reduced demand in Asia Pacific and in the North American housing industry. Total talc production declined by 24 per cent from 1,163,000 tonnes in 2008 to 888,000 tonnes in 2009, with sales in Europe offsetting volume declines in North America.
Rio Tinto Iron and Titanium
Rio Tinto Fer et Titane
(formerly QIT) (Rio Tinto: 100 per cent),
Richards Bay Minerals
(Rio Tinto: 37 per cent)
QIT Madagascar Minerals
(Rio Tinto: 80 per cent)
     RTIT comprises the wholly owned Rio Tinto Fer et Titane (RTFT) in Quebec, Canada, an 80 per cent share in the QMM ilmenite project in Madagascar and a 37 per cent interest in and management of Richards Bay Minerals (RBM) in KwaZulu-Natal, South Africa.
     Both RTFT and RBM produce titanium dioxide feedstock used by customers to manufacture pigments for paints and surface coatings, plastics and paper and the production of titanium metal. They also produce iron, steel and zircon co- products. QMM produces ilmenite from beach sands which is shipped to Canada for onward processing into titanium dioxide slag.
     The QMM project was completed on schedule; however, cost inflation and foreign exchange effects increased the cost to US$1.16 billion from the original estimate of US$1.03 billion. First ilmenite production occurred at the end of 2008 and in 2009 the first shipments were made to RTIT’s facilities in Canada for processing into titanium dioxide feedstocks.
     In 2009, titanium dioxide production decreased by 25 per cent compared with 2008 as RTIT responded to reduced demand in its markets following the knock on effect of the slump in construction activity and the weak automotive sector in the second half of the year. This included an eight week summer shutdown of the ilmenite mine and smelting operations at RTFT.
     Markets for iron and steel co-products weakened from 2008, resulting in a significant decrease in earnings. A modest recovery in metallics pricing has been evident in late 2009 and early 2010.

Rio Tinto 2009 Form 20-F     70

Outlook
The diverse markets being served by the group’s operations continue to be affected by the health of the global economy albeit differentially due to both geography and market sector. However, steps towards recovery have been seen in a number of these market sectors.
Diamonds
Rough prices recovered in the second half of 2009 though not to the high levels seen in the middle of 2008. The market will continue to be dependent on the recovery of US consumer sentiment though the robust growth of jewellery consumption in the smaller but important Chinese and Indian markets will provide some underlying support to both prices and volumes.
Minerals
The minerals businesses experienced a significant slowdown during 2009, and this market weakness is expected to slowly reverse in 2010.
     Sales volumes are forecast to partially recover, with more rapid demand recovery in Asia and emerging economies. Demand is improving in electronics (eg flat panel displays, circuit boards, and other components) and insulation fibreglass, paints and coatings. Building products are expected to improve slowly in terms of both volumes and prices as the housing and automotive markets recover.

Rio Tinto 2009 Form 20-F     71

Energy
Strong production and sales
The Energy group comprises thermal coal, coking coal and uranium operations. Its coal interests are located in Australia and the US and supply the seaborne traded and Australian and US domestic markets. These interests comprise: Rio Tinto Coal Australia (RTCA) which manages the group’s interests in eight coal mines in Queensland and New South Wales; and the open cut mine Colowyo in Colorado, US and an interest in Cloud Peak Energy in Montana and Wyoming, US. Rio Tinto Uranium produces uranium oxide from its majority owned mines in Australia and Namibia for electric power utilities worldwide.
2009 Operational highlights

US$ million

Revenue	6,709
Operating cash flow	2,576
Underlying earnings	1,420
Capital expenditure	686
Net operating assets	2,538

Operating cash flow contribution: 19%

Underlying earnings contribution* 2007-2009	US$m

2007 Underlying earnings	498
Effect of changes in:
Prices and exchange	1,623
Inflation	(51)
Volumes	177
Costs	257
Tax and other	77

2008 Underlying earnings	2,581
Effect of changes in:
Prices and exchange	(592)
Inflation	(54)
Volumes	(67)
Costs	136
Tax and other	(584)

2009 Underlying earnings	1,420

*	See note 31 on page A-44 and note 51 on page A-80 of the 2009 Financial statements for a reconciliation of underlying earnings by product group to consolidated net profit for the year as determined under IFRS. All amounts presented by the product groups exclude net interest and other centrally reported items.
Strategy
•	The Energy group’s core purpose is to maximise the value it creates for shareholders from supplying the world’s mineable energy needs.

•	The group focuses its resources on excellence in operations; large scale, long life, cost competitive assets.

•	Opportunities for brownfield expansions are being progressed across the business.
Achievements
•	Australian thermal and semi soft coal production of 37.4 million tonnes (Rio Tinto share 23.1 million tonnes) — a five per cent increase on 2008.

•	Record production and sales results throughout the year from many operations.

•	Safety performance improved at most operations.

•	Successful divestment of numerous energy assets in line with the Group divestment strategy.

•	Separation from Rio Tinto Energy America (RTEA) and transition to a standalone business in 2009 by Colowyo Coal Company.

•	A milestone achievement of 100 indigenous employees at Energy Resources of Australia (ERA), representing almost 20 per cent of ERA’s workforce.

•	Continued delivery of operational excellence programmes in all businesses to systematically eliminate waste, reduce process variability, and engage and empower our workforce.
Key Priorities
•	Continuing to improve HSE performance, including contractor safety.

•	Maximising free cash flow and continuing to operate in a responsible and sustainable manner.

•	Timely delivery of current expansion projects.

•	Continuing work with industry, government and infrastructure providers to resolve coal supply chain bottlenecks and increase export capacities.

•	Positioning the group as the supplier of choice as the global economy recovers.

Rio Tinto 2009 Form 20-F     72

•	Retaining and continuing to develop the best people.

•	Aligning business growth strategies with climate change and energy strategy.
Outlook
•	Rio Tinto believes the outlook for seaborne coal remains very positive.

•	The supply-demand balance for both thermal and metallurgical coals remains tight and towards the end of 2009 prices were increasing across all types of coal.

•	The rising domestic prices in China have supported the demand for imported coal, while traditional importing markets continue to increase imports in line with a broader economic recovery.

•	A global resurgence in nuclear power is under way, driven in large part by the need for energy security and baseload electricity generation that minimises emissions of greenhouse gases.

•	Uranium prices are likely to increase if many new uranium projects, which were looking less financially attractive due to the effect of weaker uranium prices, are delayed.
Performance
The Energy group’s 2009 sales revenue was US$6,709 million and its contribution to underlying earnings was US$1,420 million, a reduction of 45 per cent from 2008, due to lower realised Australian coal prices which were partially offset by an increase in US thermal coal price.
     Rio Tinto Coal Australia’s (RTCA) 2009 contribution to underlying earnings was US$1,013 million, US$708 million lower than in 2008, attributable to lower prices and a changed sales mix partly compensated by a weaker Australian dollar and increased efficiencies. RTCA’s total coal production was 46.6 million tonnes (Rio Tinto share 30.6 million tonnes).
     Hard coking coal production was 9.2 million tonnes, in line with 2008. Higher production of other coal was achieved at Blair Athol despite loss of volume in January and February due to severe flooding.
     In the Hunter Valley total production in 2009 was slightly higher than 2008 levels. Production of semi soft coal recovered strongly in the second half of 2009 in response to firming global demand, and was one per cent lower than the rate of semi soft coking coal production in 2008. Vessel queues in New South Wales (NSW) were relatively stable in 2009, but began to increase in the second half of the year.
     In the US, earnings from all coal interests of US$257 million were US$110 million above 2008, with improved prices and lower cash costs offsetting the impact of lower volumes in line with Rio Tinto’s reduced ownership. Colowyo Coal Company’s 2009 production totalled 3.2 million tonnes. The reduction was a result of the need to have adequate reserves to satisfy the remaining long term sales contracts out to 2017 from its existing reserve base.
     The contribution of Energy Resources of Australia (ERA) in 2009 to underlying earnings was US$138 million, US$3 million below 2008. Higher market prices and the expiration of older contracts containing price caps contributed to an average realised price at ERA in 2009 of US$50.84 per pound, an increase of 56 per cent compared to 2008. In 2009 ERA also increased sales of 12.1 million pounds compared to the 2008 volume of 11.6 million pounds.
     Rössing Uranium earnings of US$24 million were US$77 million below 2008 attributable to lower realised prices, due to a decline in the uranium price over the year, and adverse exchange rate movements. Earnings recovered in the second half of the year when some sales occurred from volumes deferred from the first half. Rössing has continued on its growth path, producing 9.15 million pounds in 2009, which was slightly higher than the 2008 production (8.97 million pounds), which was a 20 year high.
Strategy
Rio Tinto believes the abundance, reliability and affordability of coal will see it continue to be a major part of the global energy mix, and a key source of energy for many developed and developing countries. A key part of the Energy group’s strategy is to ensure it is a leading advocate of, and investor in, the sustainable future uses of coal. In 2009 the group continued to dedicate resources and funds to the development of low emission coal technology through investment in the carbon capture and storage technology on the Hydrogen Energy California project, the COAL21 voluntary levy to support low emission coal projects managed by Technology & Innovation in Australia, and in several low emission coal research organisations in the US and Australia.
     A resurgence globally in nuclear power is under way, driven in large part by the need for energy security and baseload electricity generation that minimises emissions of greenhouse gases. Rio Tinto aims to maintain its position as one of the world’s leading uranium suppliers to power this growth.
     A number of opportunities for brownfield expansions exist at the Coal & Allied operations in the Hunter Valley and the Hail Creek mine in Queensland.
     A number of opportunities for further low cost brownfield expansions are under consideration at ERA’s Ranger mine and at Rössing. ERA owns the Jabiluka deposit; the second largest undeveloped uranium deposit in the world, while adjacent to the Rössing lease, a significant new discovery has been made by Extract Resources Ltd in which Rio Tinto has a stake through its 14.7 per cent interest in Extract Resources Ltd and 13.5 per cent interest in Kalahari Minerals plc.
Key achievements
Australian thermal and semi soft coal production was up five per cent on 2008. Australian hard coking coal production in 2009 and full year uranium production was comparable with the prior year.
     Significant progress was made on the development of the Clermont coal mine, which is on track to meet its first scheduled production in 2010, while construction continued on an extension of the Kestrel underground coal mine.
     ERA’s Ranger mine achieved a total sales milestone of 100,000 tonnes of uranium oxide since commencing operations. The Rössing mine is the only other mine in the world to reach this level of total sales.

Rio Tinto 2009 Form 20-F     73

     ERA has begun preparing an Environmental Impact Statement for a proposed heap leach facility at the Ranger mine, targeting the extraction of 33 million to 44 million pounds of uranium oxide from low grade ores, and has started planning for an underground exploration decline to further define the Ranger 3 Deeps mineralisation.
     During 2009 the group successfully sold a number of its energy assets in line with Rio Tinto’s divestment strategy. Transactions included:
•	The sale of Rio Tinto Energy America’s (RTEA) Jacobs Ranch mine to Arch Coal for a cash consideration of US$764 million, completed on 1 October 2009.

•	The balance of RTEA’s assets (excluding Colowyo) were transferred to Cloud Peak Energy Resources LLC (CPER). Rio Tinto received total proceeds of US$741 million in connection with Cloud Peak Energy Inc’s initial public offering and related transactions. As a result, Rio Tinto now indirectly holds a 48.3 per cent interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1 per cent interest in the Decker mine.

•	The sale of Coal & Allied’s Maules Creek project to Aston Resources, a private Australian company, for A$480 million (US$379 million) was completed on 18 February 2010.

•	Coal & Allied’s Vickery asset was sold to Whitehaven Coal (ASX listed) for A$31.5 (US$26.5) million, with an effective date of 4 February 2010.
Safety

All injury frequency rate	Per 200,000 hours worked

2005	1.31
2006	0.89
2007	0.90
2008	0.87
2009	0.71

Safety performance and awareness continued to be a major focus for all operations. The group’s all injury frequency rate (AIFR) in 2009 improved, and was 0.71 compared to 0.87 in 2008.
     RTCA recorded a 11 per cent improvement on its AIFR compared with 2008; ERA achieved a 39 per cent improvement; and Rössing achieved a 20 per cent improvement. Colowyo’s AIFR increased in 2009 however it achieved a significant reduction in injury severity rate.
Greenhouse gas emissions
The Energy group is continuing to dedicate resources to the development of clean coal technology.
     On a life cycle basis, nuclear power generation emits very low levels of greenhouse gases. Rio Tinto is positioning its uranium business for the strong demand for uranium which will arise as the world moves to lower greenhouse gas emissions.
     As part of the group planning process each business unit submits a greenhouse gas (GHG) performance review. This includes a discussion on targets and performance and a list of proposed and implemented projects noting project progress, savings, costs and NPV (net present value). All businesses have a number of NPV positive optimisations and energy reduction projects being researched or implemented. For example, Colowyo Coal began design and implementation of haul road optimisation work with a targeted reduction in GHG of two per cent, while Coal & Allied’s Mount Thorley Warkworth operation is conducting a coal seam methane trial to assess the potential to significantly reduce greenhouse gas emissions.
     Greenhouse gas emissions intensity remained flat across the Australian coal businesses.

Australian coal – greenhouse gas emissions intensity
Indexed relative to 2008	Group intensity

2005	82.8
2006	86.2
2007	95.7
2008	100.0
2009	98.6

Review of operations
Rio Tinto Coal Australia (Rio Tinto: 100 per cent)
Rio Tinto Coal Australia manages the group’s Australian coal interests. These include, in Queensland: the Blair Athol (Rio Tinto: 71 per cent), Kestrel (Rio Tinto: 80 per cent), and Hail Creek (Rio Tinto: 82 per cent) coal mines and the Clermont mine development (Rio Tinto: 50.1 per cent).
     RTCA also provides management services to Coal & Allied Industries (Coal & Allied) for operation of its four mines located in the Hunter Valley in NSW. Coal & Allied (Rio Tinto: 75.7 per cent) is publicly listed on the Australian Securities Exchange and had a market capitalisation of A$6.9 billion (US$6.2 billion) at 31 December 2009. Coal & Allied wholly owns Hunter Valley Operations, has an 80 per cent interest in Mount Thorley Operations, a 55.6 per cent interest in the contiguous Warkworth mine, and a 40 per cent interest in the Bengalla mine which abuts its wholly owned Mount Pleasant development

Rio Tinto 2009 Form 20-F     74

project. Coal & Allied also has a 36.5 per cent interest in Port Waratah Coal Services which operates the Kooragang Coal Terminal and Carrington Coal Terminal in Newcastle.
     The global economic crisis impacted traditional markets for thermal coal, reducing demand within the Asian region in the first half of the year. The second half saw demand in developed nations begin to recover.
     China’s demand for imported coal in 2009 was particularly strong and this supported improved prices by year end, however prices were lower than the records achieved in 2008. Global steel demand was also weak in the first half of 2009 for most markets other than China, but improved in the second half of the year and has led to strong demand for coking and semi soft coking coal.
     Hard coking coal production was comparable with 2008, despite a planned longwall changeover at the Kestrel mine in October 2009. There was a five per cent increase in the production of other coal in 2009 compared with 2008, primarily attributable to an increase in port allocation in the fourth quarter of 2009.
     The group’s main coal development projects in Australia are the extension of the Kestrel mine, and the construction of the new Clermont mine to replace the nearby Blair Athol mine which will cease operations in 2016. Both projects have supply contracts in place. Due to the economic slowdown, work on the Kestrel mine extension was slowed in 2009 however the project remains on track to meet its first scheduled production in 2012. Clermont is due to start production in mid 2010.
     In 2008, Coal & Allied completed an engineering feasibility study on the Mount Pleasant coal mine project located adjacent to the Bengalla coal mine near Muswellbrook in the Hunter Valley. As certainty regarding infrastructure capacity has grown significantly, Coal & Allied is initiating a revised pre-feasibility study to define a development path with lower capital demand.
     An investment programme by the owners and operators of the coal ports at Newcastle and Dalrymple Bay on the eastern seaboard of Australia is expected to result in additional capacity from 2010.
     Coal & Allied has entered into long term take or pay contracts for port allocation with Port Waratah Coal Services which take effect from 1 January 2010. It follows the signing of new port access agreements between the state government, Port Waratah Coal Services and Newcastle Infrastructure Group which provide for long term contracts to underpin future expansion. Similar long term take or pay contracts to secure equivalent rail track access and rail freight are still being negotiated.
Colowyo Coal Company (Rio Tinto: 100 per cent)
Colowyo Coal Company produces thermal coal in north west Colorado. The company intends to fulfil long term contracts with two power generators located in north west Colorado until 2017, with the intention to cease production in 2018.
Energy Resources of Australia (Rio Tinto: 68.4 per cent)
Energy Resources of Australia (ERA) is a publicly listed company and had a market capitalisation of A$4.6 billion (US$4.1 billion) at 31 December 2009.
     Since 1980 ERA has mined ore and produced uranium oxide at its Ranger open pit mine, 250 kilometres east of Darwin in Australia’s Northern Territory. ERA also has title to the adjacent Jabiluka mineral lease, which in 2003 was put on long term care and maintenance. Ranger and Jabiluka are surrounded by, but remain separate from, the World Heritage listed Kakadu National Park. ERA’s operations are subject to stringent environmental requirements, and governmental oversight.
     The Ranger mine is the second largest uranium mine in the world and ERA is the fourth largest producer.
     ERA’s capital expansion projects to radiometrically sort low grade ores and process laterite ore were commissioned during 2008 and 2009 respectively. The laterite processing plant will contribute approximately 0.88 million pounds per annum of uranium oxide to production from 2008 through to 2014. The radiometric sorter will upgrade lower grade ore and allow an additional 2.4 million pounds of uranium oxide to be produced over a five year period from 2008.
     ERA continued to work with the Mirarr, traditional owners of the land on which the mining lease is located. The Mirarr continued delivery of a cultural awareness programme to all new ERA employees and participated in environmental and cultural heritage management programmes. Increasing indigenous employment is a significant focus including the provision of training and employment opportunities.
     ERA continued studies into a proposed heap leach facility at Ranger, targeting the recovery of 33 million to 44 million pounds of uranium oxide from low grade ores. ERA commenced the formal environmental approval processes for the proposed facility with the Australian and Northern Territory governments and intends to lodge an Environmental Impact Statement during 2010.
     The company also began detailed planning for a proposed underground exploration decline, to conduct close spaced exploration drilling to further define the extent of the Ranger 3 Deeps mineralized material identified in late 2008.
Rössing Uranium (Rio Tinto: 68.6 per cent)
Rössing Uranium produces and exports uranium oxide from Namibia to power utilities globally. Its core purpose is to maximise the value delivered to shareholders by being a safe, significant and growing long term supplier of uranium.
     Rössing continues to play a major role in the Namibian economy, both in terms of GDP contribution of around 3.8 per cent as well as employment, education and training opportunities. Through the various education and training programmes of the Rössing Foundation, the company is recognised as a major contributor to national human capital development.
     In August 2009 the Rössing board of directors approved the latest Life of Mine operating plan, which extends the mine life to 2023.
     A technical improvement project was initiated during 2009 to secure improvements in resource estimation, grade control and operational throughput. In parallel, the construction of a heap leach pilot plant is close to completion, with commissioning planned for 2010. The heap leach project will remain a key focus as a way of reducing operating costs. Associated projects to support this include a new tailings facility and a new acid plant.
     Deep drilling commenced in 2009 to investigate the extent of ore below the current pit and to firm up geological/geotechnical knowledge that will improve the mine plan and design.

Rio Tinto 2009 Form 20-F     75

     In response to the financial crisis the company implemented numerous efficiency improvements and significantly reduced capital expenditure and reduced costs on a number of key major consumables, whilst continuing with key projects which will provide for future growth.
Outlook
Energy markets have been adversely affected by the global economic downturn, however this has been muted compared to other commodity sectors due to electric power demand being relatively inelastic. This is especially true for low cost, base load power stations such as those fired by uranium or low cost thermal coal.
     The Energy group continues to respond to the economic downturn by focusing management attention on cash conservation. Non essential capital expenditures have been deferred wherever possible, and a range of initiatives are in place which focus on working capital reductions, operating cost efficiencies, procurement efficiencies, and some head count reductions.
     Demand for thermal and coking coal in both domestic (US) and seaborne traded coal markets, and globally for uranium remains robust. Prices for seaborne traded coals, both thermal and coking, are expected to be higher for 2010 than for 2009. Outlook for the uranium market remains positive, with uranium prices in the longer term expected to remain well above the levels seen for most of the last two decades.

Rio Tinto 2009 Form 20-F     76

Iron Ore
Record performance, strong outlook
Rio Tinto’s Iron Ore group is the second largest producer supplying the global seaborne iron ore trade, having expanded its capacity over the past decade in tandem with the rise of China as the world’s largest and fastest growing single market. The group is the largest single contributor to Rio Tinto’s earnings, and remains ideally placed to take advantage of the continued recovery and growth of the world’s leading economies.
2009 Operational highlights

US$ million

Revenue	12,598
Operating cash flow	7,389
Underlying earnings	4,126
Capital expenditure	2,148
Net operating assets	11,263
Operating cash flow contribution: 53%

Underlying earnings contribution* 2007-2009	US$m

2007 Underlying earnings	2,664
Effect of changes in:
Prices and exchange	3,654
Inflation	(71)
Volumes	165
Costs	(446)
Tax and other	51

2008 Underlying earnings	6,017
Effect of changes in:
Prices and exchange	(2,920)
Inflation	(22)
Volumes	694
Costs	352
Tax and other	5

2009 Underlying earnings	4,126

*	See note 31 on page A-44 and note 51 on page A-80 of the 2009 Financial statements for a reconciliation of underlying earnings by product group to consolidated net profit for the year as determined under IFRS. All amounts presented by the product groups exclude net interest and other centrally reported items.
Strategy
•	The strategy is to maximise the return to shareholders from iron ore assets worldwide.

•	Focus will remain on reducing costs and building on cash generation initiatives.

•	Increasing or maintaining return from existing assets through brownfield developments where possible, particularly to contribute to sustaining capacity.

•	Advancement of expansions under study to achieve 330 million tonnes per annum capacity in the Pilbara by 2015, within ongoing capital expenditure constraints.

•	Continue detailed planning on integration for implementation of the proposed Pilbara production joint venture with BHP Billiton, as various regulatory approvals are sought.
Achievements
•	Global iron ore production of more than 217 million tonnes (Rio Tinto share 171.5 million tonnes), a 12 per cent increase on 2008.

•	Maintained integrity of operations despite weather and global financial crisis setbacks.

•	Milestone of three billion tonnes exported from Rio Tinto’s operations in the Pilbara.

•	Yandicoogina became the first mine in Australia to record 50 million tonnes annual production.

•	Operations Centre established for remote control of mines, rail and ports.
Key Priorities
•	Achieving a proper, expeditious and fair resolution of the case of the four Shanghai colleagues detained by China in July 2009.

•	Building on 2009’s success in removing bottlenecks to achieve sustained production at or above nameplate capacity.

•	Fully extracting benefits from operations integration though advances such as the Operations Centre and improved planning and scheduling.

•	Continuing to improve the business’ safety performance, notwithstanding the escalation of business activity and expansion work.

•	Securing approval for and implementing the proposed production joint venture in the Pilbara with BHP Billiton.

Rio Tinto 2009 Form 20-F     77

•	Advancing the Orissa, India, and Simandou, Guinea, development projects.
Outlook
•	The outlook for global iron ore remains very positive, with seaborne iron ore trade continuing to expand to meet major Asian demand.

•	Growth fundamentals remain unchanged from before the financial crisis, and continue to be dominated by the rise of China, where urbanisation continues apace.

•	China’s increase in steel intensity is following or exceeding market expectations, and Rio Tinto expects steel consumption to double by 2020. India is expected to follow that same path, though at a less rapid pace.

•	Growth in the more stable markets of Japan, Korea, Taiwan, Western Europe and North America should remain relatively constant.
Performance
Rio Tinto’s global iron ore business achieved a record performance in 2009, despite the severe and sudden impact of the global financial crisis and significant weather related interruptions in the Pilbara early in the year.
     Across operations, rapid measures were taken to reduce expenditure in the face of the downturn in markets, putting in place cash preservation efficiencies and managing operations so as to enable a quick ramp up as markets recovered. Pilbara iron ore production managed to run in excess of nameplate capacity throughout the second half of the year, despite the disruptions.
     Iron Ore’s contribution to 2009 underlying earnings was US$4,126 million, US$1,891 million lower than in 2008, mainly due to lower benchmark and spot prices, partly offset by higher volumes from the recently completed expansions and lower unit cash costs.
     Sales volumes from the Pilbara region of Western Australia set a new record in 2009 at 204 million tonnes (100 per cent basis), an increase of 19 per cent on 2008. Shipments to all major markets, including the largest single market, China, were maintained at a high level throughout 2009. In the first half of the year approximately half of Rio Tinto’s iron ore production was sold on a spot market basis. In the second half, sales were primarily priced on a benchmark or its equivalent basis.
     In September 2009, Rio Tinto completed the sale of the Corumbá operation and the associated river logistics operations in Paraguay for US$750 million. The profit on disposal from this divestment has been excluded from underlying earnings.
     The Iron Ore Company of Canada (Rio Tinto 58.7 per cent) completed a five week Summer shutdown and all pellet lines have resumed production. The HIsmelt® plant in Kwinana, south of Perth, remained on care and maintenance throughout 2009.
Strategy
The 2010 strategy is linked to the pace of recovery in world iron ore markets. The business will aim to achieve superior returns and cash flow, focusing on continuous improvement to build on the previous year’s record performance.
     As China continues to comprise more than 90 per cent of the global iron ore trade, Rio Tinto will seek to protect and enhance its market share in this and other key markets, seeking an improvement in relationships with China. Expansion options will be identified to optimise the development sequence of mines, for example using brownfield developments to increase or maintain return from existing assets.
     An ongoing priority will be the early identification and adoption of technologies that improve performance and deliver value from operations, as was the case with the Operations Centre in 2009. Early returns from the Autonomous Haulage System trial (with Komatsu) of driverless trucks and the autonomous drill and blast projects at West Angelas mine show great promise. Rio Tinto remains committed to establishing its Mine of the FutureTM vision in the Pilbara and elsewhere.
     Planning for the implementation of an integrated production joint venture with BHP Billiton remains the most important strategic consideration of 2010.
Key Achievements
Besides the binding agreement to form a production joint venture with BHP Billiton — which required a massive commitment of organisational resources — the key achievement of 2009 was maximising efficiency through a year of unprecedented change.
     Not only were new production and sales records set — notably global iron ore production in excess of 217 million tonnes (Rio Tinto share 171.5 million tonnes), a 12 per cent increase on 2008 — but they were achieved despite a very challenging first half. Major flooding through the west Pilbara cut off most mines from ports, necessitating a significant reconstruction effort. Operations were able to make up the shortfall allowing in bound ore supply to meet all contractual obligations.
     The first stage of the Operations Centre in Perth was successfully completed, enabling the management of all mine, port and rail assets from a single location for the first time.
     The finalisation of the sale of the Corumbá iron ore mine to Vale was also a significant achievement. The group completed negotiations for a mine gate sales agreement with Pilbara junior company Iron Ore Holdings (IOH) for up to 1.5 million tonnes a year from its Phil’s Creek project to be fed into production. The agreement also included a six months’ exclusive right to examine IOH’s Iron Valley asset strategically placed near the Yandicoogina mine.
     Efforts were intensified to maximise the participation of Traditional Owners and other indigenous Australians in the Pilbara operations. Already among the largest private sector employers of Aboriginals, a historic decision late in 2009 saw Rio Tinto award a A$200 million contract for the Western Turner Syncline project to a joint venture involving the Eastern Guruma people.
     Rio Tinto continued its longstanding support for community organisations as well as launching new partnerships with the Kings Park Botanical Gardens and the Royal Flying Doctor Service, the latter to provide the first aeromedical jet to service remote Western Australia.

Rio Tinto 2009 Form 20-F     78

Safety
There was a significant improvement in safety performance for the Iron Ore group in 2009, with the all injury frequency rate (AIFR) dropping to 0.81, an 11 per cent improvement on 2008. The AIFR achieved was better than the year’s target of 0.86, and compares with the 0.91 AIFR achieved in 2008.

All injury frequency rate	Per 200,000 hours worked

2005	1.58
2006	1.27
2007	0.98
2008	0.91
2009	0.81

     A Chief Executive’s Safety Award was presented to the Expansion Projects division for achieving an outstanding all injury frequency rate (AIFR) of 0.57 and implementing a number of safety initiatives. One of these was reporting and recording significant potential incidents (SPIs), a programme started at Iron Ore operating divisions in 2009.
     Expansion Projects achieved the outstanding rate of three SPIs reported per 100 site employees, and started the Fatality Prevention Programme to identify, eliminate or control potentially fatal events. Management worked with construction contractors to provide a strong focus on safety leadership, including safety forums and inductions with a focus on group interaction and learning.
     The Safety Leadership Development Programme was implemented across iron ore sites in Western Australia.
Greenhouse gas emissions
The Iron Ore group’s total greenhouse gas (GHG) emissions intensity improved to 9.1 kilograms of carbon dioxide equivalent per tonne of iron ore in 2009, from 10.5 in the previous year.

Australian coal – greenhouse gas emissions intensity
Indexed relative to 2008	Group intensity

2005	77.6
2006	76.1
2007	81.4
2008	100.0
2009	87.3

     Progress continued on the replacement of ageing power infrastructure in the Pilbara, with a new generation plant ready for commissioning in 2010. Implementation of the cleaner technology will result in 25 per cent less GHG at the same production level compared with the existing steam power generation. Four gas turbines will be progressively commissioned in 2010 with the option to retrofit combined cycle equipment to further reduce GHG emissions.
     Another technological improvement occurred with the integration of 51 Evolution™ Series locomotives into the Pilbara railway fleet. The new generation General Electric diesel electric locomotives replace the less efficient Dash 7 and 8 locomotives.
     A number of localised innovative projects to reduce GHG emissions continued across the group. At the Tom Price mine, locally produced biodiesel has been secured to provide fuel for drilling blasts in 2010. Energy efficient devices continue to be introduced to housing and buildings on sites and in towns. Research into electricity generation, hybrid engines and alternative fuels continue through the Mine of the Future™ programme.
Review of Operations
From November 2008 through to February 2009, the sudden impact of the global financial crisis on world iron ore demand forced the business to re-cast its options and priorities for the year ahead.
     Rio Tinto’s Iron Ore business rapidly implemented a series of measures designed to curtail operating costs and capital expenditure, as its customers’ liquidity challenges and its own corporate priorities demanded.
     Most expansion work was suspended, and a number of assets were put on temporary shutdown or prolonged care and maintenance to preserve cash and protect shareholder value.
     The proposed strategic relationship with Chinalco, announced in February, involved a significant commitment of management resources, as did from June the agreement for an operational joint venture with BHP Billiton.
     An early priority of the realignment of the business was the focus on preserving operations in good shape for market recovery, and therefore a number of maintenance projects were brought forward to capitalise on the downturn. For example, a new ship loader was installed at the East Intercourse Island terminal at Dampier, several months ahead of schedule.
     The focus on maximising the return from existing assets continued through the year, with the ramping up of Hope Downs mine (Rio Tinto share 50 per cent) the most significant single development, feeding 20.6 million tonnes into overall production.
     The rapid repair of the rail track that was flood damaged in February allowed the Mesa J mine at Pannawonica to produce 25.2 million tonnes in 2009, a marginal increase on the previous year.
     Expansion work continued on two new mines in the Pilbara — Mesa A in the Robe Valley (Rio Tinto share 53 per cent) and Brockman 4 near Tom Price (Rio Tinto share 100 per cent). Both mines are expected to be producing ore by mid 2010.
     Work continued on the US$500 million power station at Dampier and work started on adding incremental tonnage at Dampier port.
     Hearings before the Australian Competition Tribunal on the issue of third party rail access to Rio Tinto’s rail operations in the Pilbara continued through the latter part of 2009, with a decision expected in 2010.

Rio Tinto 2009 Form 20-F     79

     In September state authorities upheld the validity of Rio Tinto’s tenure of the Rhodes Ridge joint venture (Rio Tinto share 50 per cent), confirming its claim of occupancy rights on a key project for future development of the Pilbara.
     Studies were completed on the Hope Downs 4 project in the east Pilbara, and environmental approval is being sought as the 50:50 joint venture partners Rio Tinto and Hancock Prospecting consider development options.
     In late 2009 Rio Tinto relaunched its expansion plans, covering two incremental five million tonne expansions in Dampier port capacity, and outlining a two step process to arrive at an overall Pilbara annual capacity of 330 million tonnes by 2015. The key components include a second wharf at Cape Lambert, six new mine developments or expansions and a major increase in supporting infrastructure and workforce developments.
     At Iron Ore Company of Canada the sale of pellets was lower than the previous year, reflecting the summer shutdown and the slower recovery of traditional markets. Improved production later in the year followed the resumption of pellet lines and the benefit of additional heavy mobile equipment.
     The Orissa joint venture project (Rio Tinto share 51 per cent) in India is close to finalisation, providing a potentially valuable foothold in an under explored world class province, with great capacity to service India’s growing domestic market. The Simandou project (Rio Tinto share 95 per cent) in the west African nation of Guinea, a potential development of world class significance and one which would confirm its status as a Pilbara class iron ore province, remains a work in progress. A number of issues related to security of tenure remain to be resolved with the new Government of Guinea. On 19 March 2010, Rio Tinto signed a memorandum of understanding with Chinalco to establish a joint venture covering the development and operation of the Simandou iron ore project in Guinea of which Rio Tinto owns 95 per cent. Chinalco will acquire a 47 per cent interest in the new joint venture by providing US$1.35 billion on an earn-in basis through sole funding of ongoing development work over the next two to three years. Once the funding is complete Rio Tinto and Chinalco’s effective interests in the Simandou project will be 50.35 per cent and 44.65 per cent respectively.
     Discussions continue following the negotiation of a binding agreement with BHP Billiton in December 2009 for a production joint venture. A series of regulatory approvals and related processes is under way. The joint venture, to be chaired by Iron Ore chief executive Sam Walsh, is a critical project for both partners, aiming to unlock more than US$10 billion in synergies and realise the full potential of their iron ore assets in the Pilbara.
     The joint venture encompasses the iron ore mineralised materials, capabilities and infrastructure of both companies, but marketing arrangements will remain completely separate and competitive.
Minerals
Dampier Salt (Rio Tinto: 68.4 per cent)
In 2008 Iron Ore took responsibility for Dampier Salt (DSL). DSL achieved record underlying earnings of US$88 million in 2009, up from US$40 million in 2008.
     Salt production for DSL was 8.6 million tonnes (100 per cent), marginally down on nine million tonnes in 2008. The downturn was mainly attributable to the softening in Asian markets in response to the global financial crisis.
     The Dampier site achieved record shipments of four million tonnes despite a first quarter impacted by bad weather. The site also established a new nameplate capacity of 4.4 million tonnes per annum resulting from various process improvements. At the end of the year the 100 millionth tonne of salt was shipped from Dampier since salt production began there in 1972.
     A new 3,500 tonnes per hour shiploader and feed conveyor system was installed at Port Hedland to replace the original port infrastructure. The salt transport function in the harvest process at Port Hedland was successfully brought in house from a contractor, improving the business risk profile.
     In April Lake MacLeod celebrated 40 years of salt and gypsum production.
Marine
In early 2009, the Iron Ore business assumed responsibility for Rio Tinto Marine operations (Group ship ownership and contracting).
     The centralised Marine group consists of approximately 75 shipping professionals, located principally in Melbourne, Singapore, London and Montreal, supporting Rio Tinto businesses globally in assisting with vessel selection, operational safety, scheduling, port efficiency and cost management. During 2009, Rio Tinto Marine managed 168 million tonnes of seaborne volume consisting of iron ore, coal, salt, bauxite, alumina and other dry cargo, a 68 per cent increase on 2008 volume.
     Rio Tinto Marine leverages the Group’s substantial cargo base to obtain a low cost mix of short, medium and long term freight cover. It seeks to create value by improving the competitive position of the Group’s products through freight optimisation. Rio Tinto’s product diversity and global coverage affords Rio Tinto Marine the ability to combine internal and complementary external trade flows to increase vessel utilisation and profitability.
     The group’s HSE and vessel assurance standards for freight are set and maintained by Rio Tinto Marine, one of three equal shareholders in RightShip, a ship vetting specialist, promoting safety and efficiency in the global maritime industry. Rio Tinto Marine will continue safety improvement efforts to instil a high standard of safety performance aboard vessels under management and throughout the organisation.
     During 2009 Rio Tinto Marine took possession of two new bulk carriers, RTM Twarra and RTM Gladstone, being the final two vessels in a series of five. These vessels will be used principally for the transportation of bauxite from Rio Tinto Alcan’s mine at Weipa, Queensland. The purpose built ships deliver volume and efficiency advantages on niche trade routes, guaranteeing supply and eliminating freight cost variability.
Outlook
Rio Tinto remains positive about the outlook for iron ore in 2010 as markets continue their recovery in the medium and longer term. It is important to retain some caution, as the recovery is strong but not without fragility. In particular, the sustaining benefit of the various government stimulus packages remains to be seen.

Rio Tinto 2009 Form 20-F     80

     Despite this, the outlook remains far better than it appeared this time a year ago. Not only has China weathered the financial crisis better than other major markets, its greater steel consumption as a result of demographic shifts towards urbanisation has resulted in continued strong underlying demand for iron ore.
     While the near future will see steel consumption stimulated by financial measures focused on infrastructure development and exports, longer term growth is expected to continue to be driven by urbanisation in coastal provinces, later spreading inland to the rural economy.
     This strong demand has left China increasingly reliant on lower cost iron ore imports, emphasising the importance of Rio Tinto’s position in the lowest quartile of cost per tonne for iron ore production.
     There has been a resurgence in the iron ore spot price, however Rio Tinto has emphasised its willingness to align with customers’ supply requirements. While Rio Tinto has long been an advocate for a robust benchmark pricing system — one able to accommodate the realities of the demand-supply balance while helping support future expansions of capacity — it does not limit itself to one preferred avenue of delivery.
     The outlook for pellets is improving as the steel industry capacity utilisation has started rising at IOC’s traditional North American and European markets.

Rio Tinto 2009 Form 20-F     81

Exploration
Adding value through discovery
The Group has had a sustained commitment to exploration since 1946 and considers exploration to be one of its core competencies. Mature Group operations, such as Weipa, the Pilbara and Rössing, were Tier 1 greenfield discoveries by Rio Tinto. The value of these discoveries is still being realised by both mine production and successful brownfield exploration after more than 40 years.
     Continuing this legacy, since 2000, the Exploration group has identified two of the largest copper opportunities in the world at Resolution in Arizona, US and La Granja in Peru. Exploration has also delivered one of the world’s largest known undeveloped high grade iron ore deposits, at Simandou in Guinea, as well as the Caliwingina channel iron deposits in the Pilbara, Australia. Exploration identified the Sulawesi nickel laterite deposit in Indonesia, the Mutamba titanium deposit in Mozambique and the potash deposits at Potasio Rio Colorado and Regina, in Argentina and Canada respectively, which Rio Tinto sold to Vale in 2009. In 2009, Exploration handed over to the Diamonds & Minerals product group for further evaluation the Jadar lithium borate deposit in Serbia.
     A significant proportion of the Exploration group’s expenditure is returned to Rio Tinto through the sale of Tier 2 discoveries. Over the ten year period 2000 to 2009, divestment of Exploration group projects has returned US$1,209 million for a net pre tax spend of approximately US$78 million. Over the period this translates to an average Tier 1 discovery cost of less than US$10 million per deposit.
     The following table shows the Exploration group’s Tier 1 discoveries since 2000:

Year	Discovery	Commodity	Location

2000	Potasio Rio Colorado	Potash	Argentina
2002	Resolution	Copper	US
2004	Simandou	Iron ore	Guinea
2005	La Granja	Copper	Peru
2005	Caliwingina	Iron ore	Australia
2008	Sulawesi	Nickel	Indonesia
2008	Mutamba	Titanium	Mozambique
2009	Jadar	Lithium / Borates	Serbia

     At the end of 2009, the Exploration group was actively exploring in 17 countries, and assessing opportunities in a further five, for a broad range of commodities including bauxite, copper, coking coal, iron ore, diamonds, nickel and uranium.
Strategy
The purpose of Exploration is to add value to the Group by discovering or acquiring resources that can increase future cash flows. A fundamental element of the Group’s business strategy is a clear focus on finding and mining only the largest, lowest cost, resources that are profitable at all parts of the natural price cycle and that deliver a sustainable competitive advantage. These are described as Tier 1 resources.
     The Exploration group is organised geographically into regional multi-commodity teams, with head offices in London, Salt Lake City and Brisbane. Greenfield exploration, which aims to establish completely new operating business units, involves geographic or commodity diversification away from existing Group operations. Brownfield exploration is directed at sustaining or growing existing Group business units. The Exploration group manages and is accountable for greenfield programmes and provides technical assistance to the business units on brownfield programmes.
     Greenfield exploration programmes are prioritised on a global basis so that only the most attractive opportunities are pursued. Investment decisions are driven not by location or choice of commodity but rather by the quality of each opportunity.
Safety
The Exploration group all injury frequency rate has fallen from 0.97 at the end of 2008 to 0.61 at the end of 2009. This improvement has in part come from a reduction in the scope of field activities, but also reflects a focus on reducing injuries through enhanced contractor management.

All injury frequency rate	Per 200,000 hours worked

2005	0.55
2006	0.88
2007	1.25
2008	0.97
2009	0.61

2009 Operating Performance
The Tier 1 greenfield lithium borate deposit at Jadar, Serbia, was transferred to the Diamonds & Minerals product group for further evaluation. The Crowsnest coking coal deposit in British Columbia, Canada, was identified as a non core asset and has been prepared for divestment. Options for progressing the Altai Nuurs coking coal deposit in Mongolia continue to be assessed.
     In response to Group cost reduction targets for 2009, activity at order of magnitude projects Tamarack in the US (nickel-copper) and Amargosa in Brazil (bauxite) was curtailed. These projects have now been reinvigorated and are expected to be advanced to a decision point in 2010.
     In the brownfield environment, Exploration handed over the Leisker iron ore deposit in the Pilbara, Australia, to Rio Tinto Iron Ore. In Utah, US, drilling within three kilometres of the Bingham Canyon copper mine identified a new copper-

Rio Tinto 2009 Form 20-F     82

molybdenum-gold porphyry system. Delineation drilling is now under way with numerous other geophysical targets within the Bingham mine orbit to be tested in 2010.
     Gross cash expenditure on exploration and evaluation in 2009 was US$514 million. The decrease of US$620 million over 2008 gross expenditure reflects steps taken across the Group to reduce controllable costs. Gross expenditures are offset by US$894 million (pre-tax) proceeds from the divestment of exploration properties, including US$818 million pre-tax (US$797 million post-tax) from the divestment of undeveloped potash assets in Argentina and Canada.
Outlook
The Exploration group will explore for a range of commodities across at least 17 countries in 2010. Continued improvement in commodity demand forecasts will underpin the reactivation of major drilling programmes on the Tamarack nickel-copper and Amargosa bauxite projects. Focus will also be placed on reinvigorating the early stage target generation and testing required for sustained exploration success.
     Divestment of Tier 2 assets will continue where real value can be realised, with a target of 100 per cent of the annual greenfield exploration budget being returned to the Group.
The next crop of potential discoveries:

Project	Commodity	Country	Stage

Tamarack	Nickel/copper	US	Order of magnitude
Amargosa	Bauxite	Brazil	Order of magnitude

Rio Tinto 2009 Form 20-F     83

Technology and Innovation
Step change to confer advantage
Technology & Innovation (T&I) consists of a central team of technology professionals and a number of technology centres that develop leading practice and promote improvements in mining, processing, asset management, strategic production planning, energy use, and project development, execution and evaluation. Emphasis is given to shared and visible measures of operational effectiveness, the improvement of analytical tools and development of staff capabilities.
     Most work is focused on improving current technologies and operations. In addition, the Innovation Centre focuses on technology step changes that will confer competitive advantage in development of orebodies likely to be available to the Group in the future. The Energy & Climate Strategy Centre focuses on improving the Group’s use of energy, reducing greenhouse gas emissions and understanding the effects of climate change on the Group’s operations and prospects.
     The total number of employees in T&I at year end was 267 compared with 351 at year end 2008. As a result of the global downturn T&I has focused staff on delivery of the most value accretive opportunities.
Strategy
T&I’s strategy is to:
•	Maintain and promote a safe working environment.

•	Continue to embed operational excellence in business units.

•	Maximise the contribution of technology to the Group’s vision of industry leadership.

•	Deploy technology solutions that increase earnings.

•	Design and build valuable new investment projects.

•	Position the Group to unlock orebodies that require innovative mining solutions.

•	Lead the Group’s response to climate change.
Safety
T&I is committed to the safe operation of its facilities and to the safe deployment of its personnel. As a consequence of a single, low severity medical treatment case, the T&I 2009 all injury frequency rate was 0.32 compared with 0.24 in 2008.
2009 Operating Performance
Key Achievements
The Improving Performance Together (IPT) asset management programme was key to Rio Tinto Alcan cultural integration and value delivery in 2009, resulting in significant improvement in maintenance work management performance, higher plant reliability and lower maintenance costs.
     The IPT processing programme was instrumental in improving operational performance at processing plants across the Group by focusing on core metallurgical capability and delivery. For example at Kennecott Utah Copper, the collaborative IPT engagement improved underlying concentrator performance by up to 14 per cent through a combination of sustainable improvements in throughput, recovery and cost reductions.
     The IPT payload management initiative delivered further improvements across many of the Group’s mines in 2009. The average load carried by the Group’s haul truck fleet increased by an annualised rate of more than 100 million tonnes — more than the annual tonnes mined by the Mount Tom Price iron ore mine. The initiative reduced load variability by five per cent from 2008. At several of the Pilbara Iron sites this improved control of loading was the key factor in increasing the design capacity of new truck bodies.
     The T&I gross cost in 2009 was US$134 million, compared with US$158 million in 2008.
Innovation
T&I’s Innovation Centre identifies, evaluates and implements value accretive step change mining technologies with Group wide application.
     The Group continues to pursue the strategic Mine of the FutureTM programme, which is a set of interlinking projects aimed at delivering demonstrable step change improvements in productivity, cost and environmental performance, and product quality in surface and underground mining operations and associated mineral recovery technologies.
     A breakthrough delivered through the Mine of the FutureTM programme is the development and deployment of autonomous blast hole drilling technologies in the Pilbara. The programme had three autonomous drill rigs at the end of 2009 and remains an exciting test programme with the potential to deploy a world first autonomous drilling solution Rio Tinto wide. Results indicate a significant improvement in blast drill accuracy plus associated hole quality, lower cost of consumables, and the ability to better utilise skilled operator resources by remotely supervising multiple autonomous drills.
     The surface Mine of the FutureTM programme is currently focused on the operation of the first significantly autonomous iron ore mine, designated “Pit A”, which is located at the West Angelas mine in the Pilbara. Pit A combines autonomous drilling, semi- autonomous blast loading with autonomous trucks, and a wide range of advanced sensing and telecommunications technologies. The Pit A site is fully integrated with the Iron Ore Operations Centre in Perth. The Pit A trial programme moved into full trial operation in the second quarter of 2009 and continued throughout 2009 with a zero lost time injury record. The autonomous haul fleet moved approximately 16.2 million tonnes in 2009.
     In September 2009, Rio Tinto announced the formation of the “Río de Cobre” technology alliance with the Chilean copper producer Codelco. The alliance allows for an unparalleled level of technical collaboration to take place between the two companies, which will help develop solutions to tackle the challenges posed by the need for massive, increasingly underground, copper production in the decades to come.

Rio Tinto 2009 Form 20-F     84

     The Group’s capabilities in the field of mineral recovery were enhanced by the formation of a long term partnership with the Julius Kruttschnitt Mineral Research Centre in Brisbane, Australia. The Rio Tinto Centre for Advanced Mineral Sorting will continue work on advancing breakthrough technology targeted to remove barren material, initially from copper ore, in order to either significantly lift current head grades or recover economically viable head grade feed from mineralised waste streams.
ENERGY & CLIMATE STRATEGY
The Energy & Climate Strategy Centre was established in 2008 to lead the Group’s response to the challenges of climate change. The team engages with governments and other stakeholders on the design of climate policy, develops internal strategies to reduce energy usage and greenhouse gas emissions, and identifies low carbon pathways for the Group’s products.
     The Group recognises that climate policy will require significant business changes, but believes that concerted government action in the near term will allow a transition which minimises long term costs. Clarity on the direction of climate policy will also reduce risks associated with long term investment in new assets.
     The year 2009 was an important one for climate policy, with the Copenhagen Climate talks in December, and legislative proposals in Australia, New Zealand, the US and Europe. The Group continued actively to support the development of legislation through direct engagement with governments and involvement in advocacy groups such as the US Climate Action Partnership.
     The Energy & Climate Strategy team also supported the business units in preparing for future emissions trading systems. The quality of the Group’s reporting was again recognised by the Carbon Disclosure Project. Rio Tinto scored top in the FTSE 350 materials sector and second in the Global 500 materials sector.
     The Energy & Climate Strategy team manages the Group’s work on carbon capture and storage (CCS). In late 2009 the Group decided to focus the majority of its investment in carbon capture and storage (CCS) technology on the Hydrogen Energy California project, a proposed new hydrogen powered electricity facility that will capture and store most of its carbon related emissions to produce clean electricity. This decision necessitated a restructuring of the broader Hydrogen Energy joint venture with BP. Rio Tinto sold its 50 per cent interest in Hydrogen Energy International Ltd, which owns an interest in the Hydrogen Power Abu Dhabi project, to BP for an undisclosed sum.
MINERAL TECHNOLOGY SERVICES
The Mineral Technology Services Centre comprises a central team of technology professionals deployed from six regional offices in North America, Australia and the UK who partner with business units in the delivery of large, measurable increases in earnings and value. This team provides technical service to business units in the areas of geology, mining, mineral processing, geotechnics, hydrometallurgy, process control, asset management and the environment.
     The Centre is also responsible for the delivery of the IPT processing solution that focuses on identifying, understanding and reducing product losses that occur during mineral processing. The sustainability of improvements is monitored through the use of shared, global performance measures for concentrators and other fixed plants. The IPT processing programme continued to deliver strong results in 2009 and assisted the operating units in realising over US$300 million in pre-tax cash flow benefits.
ASSET MANAGEMENT
The Asset Management Centre focuses on the effective choice and deployment of the Group’s equipment for mining and processing. During 2009, it focused on the continued reliability and performance of equipment across the Group, including the implementation of asset management standards, standard business processes and work practices, technical systems and global metrics to compare and monitor the performance of both heavy mobile equipment and fixed plant equipment.
     The IPT programme for Asset Management continued to deliver strong results in 2009, assisting the business units to realise over US$200 million in pre-tax cash flow benefits. There was also a significant effort to work jointly with Rio Tinto Alcan to deploy the programme across sites in North America, Europe and Australia resulting in additional pre-tax cash flow benefits of over US$50 million.
MINING TECHNOLOGY
The focus of the Mining Technology Centre is to establish leading practice and develop, share and implement Group wide solutions in the core mining production processes of surface mining, underground mining, strategic resource development, resource and reserve estimation, orebody knowledge and mine planning. IPT mining initiatives in 2009 included payload management, drill and blast and off road tyre demand reduction. The IPT programme for mining technology continued to deliver strong results in 2009 and assisted business units in realising over US$150 million in pre-tax cash flow benefits in 2009.
     The Mining Technology Centre also includes a Strategic Production Planning (SPP) team, which focuses on developing and establishing leading practice. A key element of the SPP process is cooperation with business units to develop comprehensive plans and valuations of strategic development options. Results from SPP provide a logical resource development framework for more detailed studies and investment decision making. The Centre also oversees the Group’s resource and reserves estimation and reporting process as well as the core technical systems.
PROJECT DEVELOPMENT
The Project Development Centre provides guidance, support and training for all aspects of capital projects, from pre-feasibility through to execution and commissioning. It also performs a governance function by conducting project reviews and reporting back to Group operations. The Centre manages feasibility studies and the execution of capital projects on behalf of the business units. At the end of 2009 it was responsible for the implementation of the Argyle Diamonds underground project, Kestrel mine extension, Clermont coal mine project, Yarwun 2 project and the feasibility study for the Energy Resources of Australia heap leach project. During 2009, the Centre continued to make improvements in overall safety performance at these projects.
TECHNICAL RISK EVALUATION
The Technical Risk Evaluation Centre ensures that Rio Tinto’s investment decisions are based on independent, thorough technical review and evaluation and provides advice on the adequacy of risk identification and management at key points in the project

Rio Tinto 2009 Form 20-F     85

approvals process. The Centre also sets standards for Risk Analysis and Management more generally across the Group. In 2009 it began implementation of a Group wide risk management and reporting system that will ensure the Group understands, manages and reports its risk effectively.
OUTLOOK
In 2010 T&I will continue to maintain a culture that places a high priority on safety and safety improvements. T&I will continue to work with Group businesses to deliver measurable increases in earnings and will continue to assist from a technology viewpoint in the selection of the most attractive investment opportunities. T&I will continue to focus on the safe and efficient implementation of projects and will build systems to support management of projects across the Group. The pursuit of the Mine of the Future™ programme and the development of innovative alliances and relationships that will create competitive advantage for the Group remain a significant focus in the coming year. T&I will also focus efforts on delivering improvements in the Group’s energy efficiency, long term business decarbonisation options, compliance processes and performance, and carbon markets participation.

Rio Tinto 2009 Form 20-F     86

Financial review
Cash flow
2009 compared with 2008
A full consolidated cash flow statement is contained in the 2009 Financial statements. Cash flow from operations, including dividends from equity accounted units, was US$13,834 million, 33 per cent lower than 2008, primarily as a consequence of lower prices.
     Tax paid for 2009 decreased to US$3,076 million, US$823 million lower than for 2008 largely due to the decrease in taxable profits. Net interest paid of US$1,136 million for 2009 was US$402 million lower than 2008, largely due to lower amounts of debt, following the repayment of part of the US$40 billion Alcan acquisition facility, using the US$14.8 billion net proceeds from the rights issues in July 2009.
     Capital expenditure on property, plant and equipment and intangible assets was US$5,388 million in 2009, a decrease of US$3,186 million over 2008. This included the Brockman 4 and Mesa A iron ore mine developments in Western Australia, the expansion of the Yarwun alumina refinery, the construction of the Clermont thermal coal mine, the expansion of the Kestrel coking coal mine, the development of the underground diamond mines at Diavik and Argyle, and the completion of the Madagascar ilmenite mine.
     Net cash proceeds from disposals and acquisitions in 2009 were US$2,028 million, and related to the disposal of Corumba, Jacob’s Ranch mine and Alcan Composites; along with the proceeds from the initial public offering of Cloud Peak Energy Inc and related transactions; partly offset by the payment to acquire an additional 9.8 per cent in Ivanhoe Mines. Net disposals were US$2,563 million in 2008 and related to Cortez, Greens Creek and Alcan’s aerospace service centres business.
     Dividends paid in 2009 of US$876 million were US$1,057 million lower than dividends paid in 2008, following the cancellation of the interim dividend. Other financing cash flows include the net proceeds of the rights issues of US$14.8 billion, repayments of borrowings of US$22.2 billion and proceeds from additional borrowings of US$5.8 billion.
2008 compared with 2007
Cash flow from operations, including dividends from equity accounted units, was a record US$20,668 million, 64 per cent higher than 2007 due to the effect of higher commodity prices for the first nine months of the year.
     Tax paid for 2008 increased to US$3,899 million, US$478 million higher than for 2007 largely due to the increase in taxable profits and the payment of tax on the disposal of the Greens Creek and Cortez mines. Net interest paid of US$1,538 million for 2008 was US$1,049 million higher than 2007, arising mostly from interest paid on the Alcan debt.
     The Group invested at record levels, in particular in expansion projects. Capital expenditure on property, plant and equipment and intangible assets was US$8,574 million in 2008, an increase of US$3,574 million over 2007. This included the expansion of the Cape Lambert port and the Hope Downs mine in Western Australia, the expansion of the Yarwun alumina refinery and the construction of the Clermont thermal coal mine in Queensland, the A418 dike at the Diavik diamond mine and the completion of the Madagascar ilmenite mine. Certain major capital projects were deferred or slowed to bring capital expenditure down to US$4 billion in 2009.
     The net cash proceeds of disposals in 2008 were US$2,563 million, and related to Cortez, Greens Creek and Alcan’s aerospace service centres business. Acquisitions less disposals were US$37,526 million in 2007 mainly relating to the acquisition of Alcan.
     Dividends paid in 2008 of US$1,933 million were US$426 million higher than dividends paid in 2007, following the 31 per cent increase in the 2007 final dividend which was paid in 2008. The share buyback programme was discontinued after the announcement of the Alcan acquisition on 12 July 2007: returns to shareholders from the on-market buyback of Rio Tinto plc shares in 2007 totalled US$1,648 million.
Statement of financial position
Net debt decreased from US$38.7 billion to US$18.9 billion following receipt of the proceeds from the divestment programme, strong operating cash flows and net proceeds of US$14.8 billion from the rights issues. Net debt to total capital was 29.1 per cent at 31 December 2009 (2008: 63.3 per cent), and interest cover was nine times compared to ten times in 2008.
     In addition, the Group’s share of the third party net debt of equity accounted units totalled US$1.1 billion at 31 December 2009. Provisions for post-retirement benefit plans increased owing to an increase in the value of the obligations resulting from lower discount rates, as well as liabilities relating to Alcan Packaging’s pension plans that were reclassified from Assets Held For Sale into continuing operations. This was offset, to some extent, by the increase in the value of assets held in the pension plans. This increase in the provision resulted in an actuarial loss of US$1.0 billion being recognised directly in equity. Net assets attributable to Rio Tinto shareholders increased by US$23.2 billion. The increase reflected the net proceeds from the rights issues of $14.8 billion, profit after tax attributable to Rio Tinto shareholders of US$4.9 billion, less US$0.9 billion of dividends paid. In addition, there was a positive currency translation effect of US$4.9 billion as the Australian dollar, the Canadian dollar and the Euro all strengthened against the US dollar at year end, compared with 2008.
Financial risk management
The Group’s policies with regard to financial risk management are clearly defined and consistently applied. They are a fundamental part of the Group’s long term strategy covering areas such as foreign exchange risk, interest rate risk, commodity price risk, credit risk, liquidity risk and capital management. Further details of our financial risk management are disclosed in note 33 “Financial risk management”, to the 2009 Financial statements.
     The Group’s 2009 Annual report and financial statements show the full extent of its financial commitments, including debt. The principal risks and uncertainties, to which the Group is subject, that are thought to be of particular importance are summarised on pages 6 to 9. The effectiveness of internal control procedures continues to be a high priority in the Rio Tinto

Rio Tinto 2009 Form 20-F     87

Group. The boards’ statement on internal control is set out on page 158.
Liquidity and capital risk management
Details of our Liquidity and Capital risk management are contained within note 33 “Financial risk management”, part (v), to the 2009 Financial statements.
Dividends and capital management
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
     On announcing the US$15.2 billion rights issues on 5 June 2009, the Group stated that the interim dividend for 2009 had been cancelled. Following satisfactory trading results, good progress with the divestment programme and prevailing market conditions, the boards have approved a final dividend for 2009 of 45 US cents per share, a total payout of US$882 million. Rio Tinto Limited shareholders will be paid dividends which will be fully franked. The boards expect Rio Tinto Limited to be in a position to pay fully franked dividends for the reasonably foreseeable future.
     The boards expect that the total cash dividend for the 2010 financial year will be at least equal to the total cash dividend payment for 2008 of US$1.75 billion, albeit over an increased number of shares. The interim dividend for 2010 is expected to be 45 US cents per share. From that point on, the boards are committed to a progressive dividend policy over the longer term.
Treasury management and financial instruments
Details of our Treasury management and financial instruments are contained within the introductory paragraphs of note 33 Financial risk management, to the 2009 Financial statements.
Off balance sheet arrangements and contractual commitments
Information in relation to our material off balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and other expenditure, and commitments under operating leases at 31 December 2009, is provided in note 35 Contingent Liabilities and Commitments to the 2009 Financial statements. We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements will be met from internal cash flow and, to the extent necessary, from the existing facilities described in note 33 Financial risk management, part (v), to the 2009 Financial statements.
     Information regarding the Group’s pension commitments and funding arrangements is provided in note 50 to the 2009 Financial statements.
     As at 31 December 2009, the Group had contractual cash obligations arising in the ordinary course of business as follows:

		Less than 1	Between 1	Between 3	After 5
	Total	year	and 3 years	and 5 years	years
Contractual cash obligations	US$m	US$m	US$m	US$m	US$m

Expenditure commitments in relation to:
Operating leases	1,850	484	628	287	451
Other (mainly capital commitments)	3,875	2,439	1,050	308	78

Long-term debt and other financial obligations
Debt (a)	23,189	878	9,550	6,036	6,725
Interest payments (b)	8,024	942	1,794	1,431	3,857
Unconditional purchase obligations (c)	12,807	1,339	2,167	1,897	7,404
Other (mainly trade payables)	7,291	4,979	1,798	269	245

Total	57,036	11,061	16,987	10,228	18,760

Notes

(a)	Debt obligations include bank borrowings repayable on demand.

(b)	Interest payments have been projected using the interest rate applicable at 31 December 2009, including the impact of currency and interest rate swap agreements where appropriate. Much of the debt is subject to variable interest rates. Future interest payments are subject, therefore, to change in line with market rates.

(c)	Unconditional purchase obligations relate to commitments to make payments in the future for fixed or minimum quantities of goods or services at fixed or minimum prices. The future payment commitments have not been discounted and mainly relate to commitments under ‘take or pay’ power and freight contracts. They exclude unconditional purchase obligations of jointly controlled entities apart from those relating to the Group’s tolling arrangements
     Information regarding the Group’s closedown and restoration obligations is provided in note 27 to the 2009 Financial statements.
Foreign Exchange
The following sensitivities give the estimated effect on underlying earnings assuming that each exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. Where the functional currency of an operation is that of a country for which

Rio Tinto 2009 Form 20-F     88

production of commodities is an important feature of the economy, such as the Australian dollar, there is a certain degree of natural protection against cyclical fluctuations, in that the currency tends to be weak, reducing costs in US dollar terms, when commodity prices are low, and vice versa.
Earnings sensitivities-exchange rates

		Effect on
		underlying earnings
	Average exchange	of 10% change in
	rate for 2009	full year average
	US cents	+/- US$m

Australian dollar	79	444
Canadian dollar	88	171
Euro	139	22
Chilean peso	US$1= 558 pesos	20
New Zealand dollar	64	14
South African rand	12	43
UK sterling	157	19

The effect on net earnings, of a 10% change in the full year average exchange rate, is not materially different to the effect on underlying earnings as disclosed above. The exchange rate sensitivities quoted above include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency financial assets and liabilities. They should therefore be used with care.
     The sensitivities below are presented on financial assets and liabilities, and non-financial instruments, such as pensions provisions, and deferred tax and include the Rio Tinto share of the sensitivities of equity accounted units, and give the estimated effect on underlying earnings, net earnings and equity of a ten per cent strengthening in the full year closing US dollar exchange rate, assuming that each exchange rate moved in isolation. These balances will not remain constant throughout 2010, however, and therefore these numbers should be used with care.
Earnings sensitivities-exchange on financial assets/liabilities

		Effect on net	Of which amount
		earnings of 10%	impacting	Effect of items
	Closing	strengthening of	underlying	impacting
	exchange rate	US dollar	earnings	directly on equity
	US cents	US$m	US$m	US$m

Functional currency of business unit
Australian dollar	89	190	80	(1)
Canadian dollar	95	(64)	(6)	114
South African rand	14	13	2	(42)
Euro	144	254	15	12
New Zealand dollar	73	17	18	—

Notes

(a)	The sensitivities show the net sensitivity of US dollar exposures in Australian dollar functional currency companies, for example, and Australian dollar exposures in US dollar functional currency companies.

(b)	Rio Tinto Alcan Inc., which has a US functional currency for accounting purposes, has a significant amount of US dollar denominated external and intragroup debt held in Canada and is taxed on a Canadian currency basis. The above sensitivities as at 31 December 2009 for a 10 per cent strengthening of the US dollar do not include any tax benefit related to this debt because the capital losses generated would not be recognised. If the US dollar weakened below 97 Canadian cents then tax charges would begin to be recognised at 15 per cent.
The functional currency of many operations within the Rio Tinto Group is the local currency in the country of operation. The former Alcan aluminium and alumina producing operations primarily use a US dollar functional currency. Foreign currency gains or losses arising on translation to US dollars of the net assets of non US dollar functional currency operations are taken to equity and, with effect from 1 January 2004, recorded in a currency translation reserve. A weakening of the US dollar would have a positive effect on equity. The approximate translation effects on the Group’s net assets of ten per cent movements from the year end exchange rates are as follows:
Net assets’ sensitivities-exchange on translation

		Effect on net assets
	Closing	of 10% change in
	exchange rate	closing rate
	US cents	+/- US$m

Australian dollar	89	2,366
Euro	144	678
Canadian dollar	95	219

Further details of our exposure to foreign currency fluctuations and currency derivatives, and our approach to currency hedging, are contained within note 33 Financial risk management, part (i), to the 2009 Financial statements.
Interest rates
Details of our exposure to interest rate fluctuations are contained within note 33 Financial risk management, part (ii), to the 2009

Rio Tinto 2009 Form 20-F     89

Financial statements.
Commodity prices
The approximate effect on the Group’s underlying and net earnings of a ten per cent change from the full year average market price in 2009 for the following products would be:
Exchange sensitivities-commodity prices

			Effect on
		Average	underlying and
		market	net earnings of
		price for	10% change in
		2009	full year average
	Unit	US$	+/- US$m

Copper	Pound	2.32	268
Aluminium	Tonne	1,665	465
Gold	Ounce	970	63
Molybdenum	Pound	11	20
Iron ore	dmtu		638

The sensitivities give the estimated impact on net earnings of changes in prices assuming that all other variables remain constant. These should be used with care. As noted previously, the relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.
     The table below summarises the impact of changes in the market price on the following commodity derivatives including the Rio Tinto share of equity accounted units, and those aluminium forward and option contracts embedded in electricity purchase contracts outstanding at 31 December 2009. The impact is expressed in terms of the resulting change in the Group’s net earnings for the year or, where applicable, the change in equity. The sensitivities are based on the assumption that the market price increases by ten per cent with all other variables held constant. The Group’s ‘own use contracts’ are excluded from the sensitivity analysis below as they are outside the scope of IAS 39. Own use contracts are contracts to buy or sell non financial items that can be net settled but were entered into and continue to be held for the purpose of the receipt or delivery of the non financial item in accordance with the business unit’s expected purchase, sale or usage requirements.
Earnings sensitivities-commodity price on financial assets/liabilities

		Effect of items
		impacting directly
	Effect on net	on Rio Tinto share
	earnings of 10%	of equity of 10%
	increase from	increase from year-
	year-end price	end price
	US$m	US$m

Copper	(1)	(18)
Aluminium	(74)	(24)
Oil	3	—

	(72)	(41)

These sensitivities should be used with care. The relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.
Further details of our exposure to commodity price fluctuations are contained within note 33 Financial risk management, part (iii), to the 2009 Financial statements.
Credit risks
Details of our exposure to credit risks relating to receivables, financial instruments and cash deposits, are contained within note 33 Financial risk management, part (iv), to the 2009 Financial statements.
Sales revenue

			2009	2008	2007
Commodity	Source	Unit	US$	US$	US$

Aluminium	LME	Tonne (c)	1,665	2,572	2,638
Copper	LME	Pound	2.32	3.20	3.24
Gold	LBMA	Ounce	970	872	691
Iron ore	Australian benchmark (fines) (a)	dmtu (b)	1.09	1.29	0.79
Molybdenum	Metals Week: quote for dealer oxide price	Pound	11	31	30

Notes

(a)	average for the calendar year

(b)	dry metric tonne unit

(c)	restated from Pound to Tonne
The above table shows published ‘benchmark’ prices for Rio Tinto’s commodities for the last three years where these are publicly available, and where there is a reasonable degree of correlation between the benchmark and Rio Tinto’s realised prices. The prices

Rio Tinto 2009 Form 20-F     90

set out in the table are the averages for each of the calendar years, 2007, 2008 and 2009.
     The Group’s sales revenue will not necessarily move in line with these benchmarks for a number of reasons which are discussed below.
     The discussion of revenues below relates to the Group’s gross revenue from sales of commodities, including its share of the revenue of equity accounted units, as included in Note 51 Financial Information by Business Unit to the 2009 Financial statements.
Iron Ore
     The sales revenues of the Iron Ore group decreased by 24 per cent in 2009 compared with 2008. There was a 37 per cent weighted average decrease in the benchmark price, mainly effective from 1 April 2009, which resulted in a 15 per cent decrease in the average Australian iron ore fines price received for the calendar year. In the first half of 2009, approximately half of Rio Tinto’s iron ore production was sold on a spot market basis. In the second half, sales were primarily priced on a benchmark or its equivalent provisional basis.
     There was an 86 per cent weighted average increase in the benchmark price for 2008 compared with 2007, mainly effective from 1 April 2008 which resulted in a 63 per cent increase in the average Australian iron ore fines price received for the 2008 calendar year. In addition, spot market sales had a significant positive impact. Although the price for iron ore on the spot market decreased in the last quarter of 2008, the impact on Rio Tinto was limited since the vast majority of its iron ore spot market sales were made in the first nine months of the year when spot prices were in excess of long term contracts. IOC enjoyed a more stable operating environment in 2008 after the resolution of the industrial action in 2007.
Aluminium
     The Aluminium group’s sales revenues are from aluminium and related products such as alumina and bauxite. The 2009 sales revenues of the Aluminium group decreased by 34 per cent against 2008. The average aluminium market price in 2009 was US$1,665 per tonne compared with US$2,572 per tonne in 2008. The decline in LME prices that commenced in mid 2008 continued into 2009, with some improvement in the second half of 2009, resulting in a year-end price of US$2,207 per tonne.
     Aluminium production for 2009 was four per cent lower than 2008, as production was closed or curtailed due to market conditions; while bauxite production decreased by 12 per cent from 2008, mainly due to production curtailments at Weipa, Australia; and alumina production was two per cent lower in 2009, following production cuts at the Vaudreuil (Jonquiere) and Gardanne alumina refineries announced in early 2009.
     The 2008 sales revenues of the Aluminium group decreased by one per cent against 2007 on a combined adjusted basis and increased by 195 per cent on a non adjusted basis due to the inclusion of a full year of Alcan. The average aluminium price of US$2,572 per tonne was two per cent lower than the 2007 average price. Aluminium prices were strong for the first nine months of the year. The fourth quarter of 2008 saw a sharp fall in aluminium prices. The decline in prices underlined the weakness in demand, which caused a build-up of LME stocks during 2008. Despite the fact that the fall in aluminium prices was accompanied by a fall in costs, producers also responded to the downturn and the weakness in demand by cutting back output. However, these have not been of sufficient magnitude to support prices as LME stocks rose during 2008.
     Aluminium production for 2008 was unchanged overall from the prior year, while bauxite and alumina production rose by 12 per cent and six per cent respectively over 2007. The bauxite production increase reflected investment in increased capacity at Weipa and the alumina production reflected a 23 per cent increase at the Gove refinery as it continued to increase capacity.
Energy
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
     As a result, of the initial public offering (“IPO”) of Cloud Peak Energy Inc on November 20, 2009, Rio Tinto now holds a 48.3 per cent interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1 per cent interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America and are now managed by Cloud Peak Energy. Rio Tinto completed the sale of its 100 per cent interest in the Jacobs Ranch mine on 1 October 2009.
     Sales revenues for the Energy group decreased by 16 per cent in 2009 compared with 2008 due to lower realised Australian coal prices, partially offset by an increase in the US thermal coal price. China’s demand for imported coal in 2009 was particularly strong and this supported improved prices by year end, however prices were lower than the records achieved in 2008. Global steel demand was also weak in the first half of 2009 for most markets other than China, but improved in the second half of the year and has led to strong demand for coking and semi soft coking coal. Hard coking coal production from the Group’s Australian operations was comparable with 2008.
     Sales revenues for the Energy group increased by 72 per cent in 2008 compared with 2007 due to higher prices and sales volumes. Asian seaborne thermal coal spot prices came off their highs in the second half of 2008 due to the general slump in demand across all economies in reaction to the global economic downturn. Published 2008 market indications for Australian thermal coal showed an increase of 93 per cent and an increase of 145 per cent in the coking coal benchmark price. Revenues of the Group’s Australian coal operations increased by 126 per cent in 2008 due to higher thermal coal prices and higher coking prices. Hard coking coal production from the Queensland coal operations increased by 20 per cent compared with 2007 as a result of higher demand and increasing port capacity.
     Rio Tinto Energy America’s 2008 revenues benefited from new contracts at higher prices. Volumes in 2008 were higher than 2007 due to investment and expansion at Antelope, Jacobs Ranch and Spring Creek mines to meet the robust market demands of Powder River Basin coal. In the US, published market indications of spot prices for Wyoming Powder River Basin thermal coal 8800 BTU (0.80 sulphur) showed an increase of 36 per cent for the average spot price in 2008 compared with 2007.
Copper
     The Copper group also produces gold and molybdenum as significant by-products. The 2009 average copper price of 232

Rio Tinto 2009 Form 20-F     91

US cents per pound was 28 per cent below the 2008 average price. The 2009 gold price averaged US$970 per ounce, an increase of 11 per cent on the prior year, whilst the average molybdenum price was US$11 per pound, a decrease of 65 per cent compared with 2008.
     Sales revenues for the Copper group in 2009 increased by eight per cent compared with 2008. The effect of provisional pricing of copper sales resulted in a benefit to underlying earnings of $213 million in 2009, compared to a charge of $207 million in 2008. At the end of 2009 the Group had 267 million pounds of copper sales that were provisionally priced at 335 US cents per pound. The final price of these sales will be determined during the first half of 2010. This compared with 183 million pounds of open shipments at 31 December 2008 provisionally priced at 133 US cents per pound.
     The 2008 average copper price of 320 US cents per pound was one per cent below the 2007 average price. The gold price averaged US$872 per ounce, an increase of 26 per cent on the prior year, whilst the average molybdenum price was US$31 per pound, an increase of three per cent compared with 2007.
     Sales revenue for the Copper group in 2008 decreased by 30 per cent compared with 2007. Higher by-product prices were more than offset by lower volumes of copper, gold and molybdenum. Kennecott Utah Copper sales were impacted by a scheduled smelter shutdown during the second half of 2008. Escondida experienced lower volumes due to lower grades and operational difficulties at the Laguna Seca SAG mill, and Grasberg was adversely impacted by a pit wall failure in September 2008. Diamond prices realised by Rio Tinto depend on the size and quality of diamonds in the product mix.
Diamonds & Minerals
     Diamond prices realised by Rio Tinto depend on the size and quality of diamonds in the product mix. Sales revenue for Diamond in 2009 decreased by 46 per cent compared with 2008, primarily due to the global economic slowdown, as demand for luxury items decreased. However, there was an improvement in prices for rough diamonds in the latter half of 2009. Sales revenue decreased by 18 per cent in 2008 against 2007, primarily due to lower grades processed.
     The prices applying to industrial minerals are generally negotiated with individual customers, based on a variety of factors such as product specification, volumes, etc. Therefore, average realised prices will not necessarily reflect the movements in any publicly quoted benchmarks. Sales revenue for Minerals in 2009 decreased by 27 per cent compared with 2008, due to a decline in demand resulting from the global economic crisis. Borates production fell by 30 per cent, and Talc production declined by 24 per cent, compared with 2008.
Disposals and acquisitions
Information regarding disposals and acquisitions is provided in note 41 Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses, to the 2009 Financial statements and on page A-62.
Critical accounting policies and estimates
Many of the amounts included in the financial statements involve the use of judgement and/or estimation. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the financial statements.
     Information about such judgements and estimation is contained in note 1 Principal accounting policies to the 2009 Financial statements, and/or the other notes to the 2009 Financial statements. The key areas are summarised below.
•	Dual listed company reporting

•	Asset carrying values

•	Asset lives

•	Ore reserve estimates

•	Close down, restoration and clean up obligations

•	Overburden removal costs

•	Deferred tax on fair value adjustments

•	Exploration

•	Functional currency

•	Underlying earnings

•	Post retirement benefits

•	Deferred tax potentially recoverable on Group tax losses

•	Contingencies

•	Acquisition accounting
Alcan businesses earmarked for divestment
The following businesses, which were acquired as part of Alcan Inc., have been identified for divestment, and therefore, are not included within the analyses relating to the Aluminium product group. Alcan Engineered Products is included within Other operations, and Alcan Packaging is included within assets held for sale.
Alcan Engineered Products
Alcan Engineered Products is a global sector-leading business, with 73 operating sites in 30 countries, strongly committed to developing innovative, value-added aluminium products for a broad range of markets and applications.
     The current portfolio consists of four downstream manufacturing businesses: Global Aerospace, Transportation & Industry; Specialty Sheet; Extrusions & Automotive Structures; and Cable, as well as a global sales organisation, International Network.
     On November 30, 2009, Rio Tinto completed the sale of Alcan Composites to Schweiter Technologies of Switzerland for a total consideration of US$349 million. The sale process for the remaining Alcan Engineered Product businesses is ongoing.

Rio Tinto 2009 Form 20-F     92

     The rapid collapse in market conditions experienced in the latter stages of 2008, persisted through most of 2009. Sales revenues fell 35% year on year, as demand reached historically low levels, with those businesses serving the aerospace, automotive, road transport, and industrial markets being the hardest hit. Alcan Engineered Products responded to the difficult environment by aggressively pursuing a wide range of countermeasures that generated approximately $300 million of cost savings.
Alcan Packaging
Alcan Packaging is a global leader in value-added specialty packaging, with 130 operating sites in 31 countries around the world. It ranks first in flexible food, flexible pharmaceutical, plastic cosmetics and tobacco packaging. Alcan Packaging’s strategy is to achieve operating excellence, moving towards fewer, larger, more specialised plants and to grow its business through innovation, partnership with multinational customers and development in emerging countries and regions. The business delivers innovative packaging solutions using plastics, engineered films, aluminium, paper, paperboard and glass to customers worldwide.
     On February 1, 2010, Rio Tinto announced that it had completed the sale of the Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions, to Amcor. A binding offer was made by Amcor on August 16, 2009, and it was accepted by Rio Tinto on December 23, 2009.
     On 31 March 2010 Rio Tinto received a binding offer from Sun Capital Partners to acquire the Alcan Beauty Packaging business. A period of exclusivity with Sun Capital Partners has been agreed, and Rio Tinto will respond to the binding offer following consultation with the relevant European works councils.

Rio Tinto 2009 Form 20-F     93

Item 6. Directors, Senior Management and Employees
Board of directors
1. Jan du Plessis Chairman B.Com, LLB, CA(SA), age 56
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited effective 1 September 2008. Jan was elected by shareholders at the 2009 annual general meetings. He was appointed chairman at the conclusion of the 2009 annual general meetings.
Skills and experience: Jan was appointed chairman of the board of British American Tobacco plc in 2004 having been a non executive director since 1999. A former non executive director of Lloyds Bank Group plc, Jan was previously Group finance director of Richemont from 1988 until April 2004 and chairman of RHM plc between June 2005 and March 2007.
External appointments (current and recent): Non executive director of Marks and Spencer Group plc since November 2008, chairman of the board of British American Tobacco plc from 2004 until October 2009, non executive director and chairman of the Audit committee of Lloyds Banking Group plc from 2005 and 2008 respectively until April 2009, chairman of RHM plc from 2005 until March 2007.
2. Tom Albanese Chief executive BS (Mineral Economics), MS (Mining Engineering), age 52
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2006. Tom was last re-elected in 2008.
Skills and experience: Tom joined Rio Tinto in 1993 on Rio Tinto’s acquisition of Nerco and held a series of management positions before being appointed chief executive of the Industrial Minerals group in 2000, after which he became chief executive of the Copper group and head of Exploration in 2004. He took over as chief executive with effect from May 2007.
External appointments (current and recent): Director of Ivanhoe Mines Limited from 2006 to 2007, director of Palabora Mining Company from 2004 to 2006, member of the executive committee of the International Copper Association from 2004 to 2006.
3. Robert Brown Non executive director BSc, age 65
Appointment and election: Appointed a director of Rio Tinto plc and Rio Tinto Limited on 9 February 2010, with effect since 1 April 2010. Bob was elected by shareholders at the 2010 annual general meetings.
Skills and experience: Bob is chairman of Groupe Aeroplan Inc and serves on the board of Bell Canada Enterprises (BCE Inc), the holding company for Bell Canada. He was previously president and chief executive officer of CAE Inc, a world leader in flight simulation and training. Before that he spent 16 years at Bombardier Inc where he was first head of the Aerospace Group and then president and chief executive officer. He has also served as chairman of Air Canada and of the Aerospace Industries Association of Canada.
Bob was inducted to the Order of Canada as well as l’Ordre National du Québec. He has been awarded honorary doctorates from five Canadian universities.
External appointments (current and recent): Non executive director of Groupe Aeroplan Inc since 2005 and chairman since January 2008, non executive director of Bell Canada Enterprises (BCE Inc) since May 2009, president and chief executive officer of CAE Inc from August 2004 until September 2009, non executive director of Nortel Corporation from 2000 to 2006, Allen Vanguard Corporation from 2003 to 2005 and Ace Aviation Holdings Inc from 2004 to April 2009.
4. Vivienne Cox Non executive director MA (Oxon), MBA (INSEAD), age 50
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2005. Vivienne was last re-elected in 2008.
Skills and experience: Vivienne was executive vice president and chief executive officer, Alternative Energy for BP plc until June 2009. She became a member of the BP group chief executive’s committee when she became chief executive of the Gas, Power and Renewables business. During her career at BP she worked in chemicals, exploration, finance and refining and marketing. Vivienne holds degrees in chemistry from Oxford University and in business administration from INSEAD.
External appointments (current and recent): Non executive director of Climate Change Capital Limited since May 2008 and non executive chairman since November 2009, member of the supervisory board of Vallourec since 23 February 2010, member of the board of INSEAD since May 2009, executive vice president for BP plc between 2004 and 2009.
5. Sir Rod Eddington Non executive director B Eng, M Eng, D Phil (Oxon), age 60
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2005. Sir Rod was last re-elected by shareholders in 2009.

Rio Tinto 2009 Form 20-F     94

Skills and experience: Sir Rod was chief executive of British Airways plc until the end of September 2005. Prior to his role with British Airways, Sir Rod was managing director of Cathay Pacific Airways from 1992 until 1996 and executive chairman of Ansett Airlines from 1997 until 2000.
External appointments (current and recent): Non executive chairman of JPMorgan Australia and New Zealand since 2006, director of CLP Holdings since 2006, director of News Corporation plc since 1999, director of John Swire & Son Pty Limited since 1997, chairman Infrastructure Australia since February 2008, director of Allco Finance Group Limited from 2006 until 2009, chief executive British Airways plc from 2000 until 2005, chairman of the EU/Hong Kong Business Co- operation Committee of the Hong Kong Trade Development Council from 2002 until 2006.
6. Guy Elliott Chief financial officer MA (Oxon), MBA (INSEAD), age 54
Appointment and election: Chief financial officer of Rio Tinto plc and Rio Tinto Limited since 2002. Guy was last re- elected by shareholders in 2007 and stands for re-election in 2010.
Skills and experience: Guy joined the Group in 1980 after gaining an MBA having previously been in investment banking. He has subsequently held a variety of commercial and management positions, including head of Business Evaluation and president of Rio Tinto Brasil.
External appointments (current and recent): Non executive director and senior independent director of Cadbury plc from 2007 and 2008 respectively until Mar 2010. Chairman of the Audit committee until April 2009.
7. Michael Fitzpatrick Non executive director B Eng, BA (Oxon), age 57
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2006. Michael was elected by shareholders in 2007 and stands for re-election in 2010.
Skills and experience: Michael sold his interest in, and ceased to be a director of, Hastings Funds Management Ltd during 2005, the pioneering infrastructure asset management company which he founded in 1994. He is chairman of Treasury Group Limited, an incubator of fund management companies. He is chairman of the Australian Football League, having previously played the game professionally, and is a former chairman of the Australian Sports Commission.
External appointments (current and recent): Chairman of Treasury Group Limited since 2005, director of the Walter & Eliza Hall Institute of Medical Research since 2001, chairman of the Victorian Funds Management Corporation from 2006 to 2008, managing director of Hastings Funds Management Ltd from 1994 to 2005, director of Australian Infrastructure Fund Limited from 1994 to 2005.
8. Yves Fortier Non executive director CC, OQ, QC, LLD, Av Em, age 74
Appointments and election: Director of Rio Tinto plc and Rio Tinto Limited since 2007. Yves was elected by shareholders in 2008.
Skills and experience: Yves Fortier was ambassador and permanent representative of Canada to the United Nations from 1988 to 1992. He is chairman emeritus and a senior partner of the law firm Ogilvy Renault and was chairman of Alcan from 2002 until 2007.
External appointments (current and recent): Chairman emeritus and senior partner of Ogilvy Renault since June 2009, chairman of Ogilvy Renault from 1992 until May 2009, director of NOVA Chemicals Corporation from 1998 until April 2009, chairman and director of Alcan Inc. from 2002 until 2007, director of Royal Bank of Canada from 1992 to 2005, director of Nortel Corporation from 1992 to 2005, governor of Hudson’s Bay Company from 1998 to 2006, trustee of the International Accounting Standards Committee from 2000 to 2006.
9. Ann Godbehere Non executive director FCGA, age 55
Appointment and election: Appointed a director of Rio Tinto plc and Rio Tinto Limited on 9 February 2010. Ann was elected by shareholders at the 2010 annual general meetings and was appointed chairman of the Audit Committee at the conclusion of the 2010 annual general meetings.
Skills and experience: Ann has more than 25 years’ experience in the financial services industry. She spent 10 years at Swiss Re, latterly as chief financial officer from 2003 until 2007 and from 2008 until January 2009 she was chief financial officer and executive director of Northern Rock.
External appointments (current and recent): Non executive director of UBS AG since April 2009, non executive director of Atrium Underwriting Group Limited and Ariel Group Limited since November 2007, non executive director of Prudential since August 2007 and chairman of the Audit committee since October 2009, chief financial officer and executive director of Northern Rock from 2008 to 2009.

Rio Tinto 2009 Form 20-F     95

10. Richard Goodmanson Non executive director MBA, BEc and BCom, B Eng (Civil), age 62
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2004. He was last re-elected by shareholders in 2008 and is chairman of the Committee on social and environmental accountability.
Skills and experience: Richard was executive vice president and chief operating officer of DuPont until the end of September 2009. He was responsible for a number of the global functions, and for the non US operations of DuPont, with particular focus on growth in emerging markets. During his career he has worked at senior levels for McKinsey & Co, PepsiCo and America West Airlines, where he was president and CEO.
External appointments (current and recent): Non executive director of Qantas Airways Limited since June 2008, economic adviser to the governor of Guangdong Province, China since 2003, executive vice president and chief operating officer of DuPont from 1999 until September 2009, director of the United Way of Delaware between 2002 and June 2009 (chairman between January 2006 and June 2007).
11. Andrew Gould Non executive directorBA, FCA, age 63
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2002. Andrew was appointed the senior independent non executive director and chairman of the Remuneration committee at the conclusion of the 2008 annual general meetings. Andrew was last re-elected by shareholders in 2009.
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
External appointments (current and recent): Chairman and chief executive officer of Schlumberger Limited since 2003, member of the board of trustees of King Abdullah University of Science and Technology in Jeddah, Saudi Arabia since October 2008, member of the advisory board of the King Fahd University of Petroleum and Minerals in Dhahran, Saudi Arabia since 2007, member of the commercialisation advisory board of Imperial College of Science Technology and Medicine, London since 2002, member of the UK prime minister’s Council of Science and Technology from 2004 to 2007.
12. Lord Kerr of Kinlochard Non executive director GCMG, MA, age 68
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2003. He was last re-elected by shareholders in 2007 and stands for re-election in 2010.
Skills and experience: Lord Kerr was in the UK Diplomatic Service for 36 years and headed it from 1997 to 2002 as permanent under secretary at the Foreign Office. Previous postings included being principal private secretary to two chancellors of the Exchequer, serving in the Soviet Union and Pakistan, and spells as ambassador to the European Union (1990 to 1995), and the US (1995 to 1997). He has been an independent member of the House of Lords since 2004.
External appointments (current and recent): Director of Scottish Power Limited since July 2009, deputy chairman of Royal Dutch Shell plc since 2005, director of The Scottish American Investment Trust plc since 2002, advisory board member, BAE Systems since 2008, chairman of the Centre for European Reform (London) since 2008, vice president of the European Policy Centre (Brussels) since 2007, chairman of the Court and Council of Imperial College, London since 2005, trustee of the Rhodes Trust since 1997 and the Carnegie Trust for the Universities of Scotland since 2005, director of The “Shell” Transport and Trading Company plc from 2002 to 2005, advisory board member, Scottish Power (Iberdrola) from 2007 to July 2009, trustee of The National Gallery from 2002 to February 2010.
13. Hon. Paul Tellier Non executive director LL.L, B.Litt(Oxon), LL.D, C.C. age 70
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2007. Paul was elected by shareholders at the 2008 annual general meetings.
Skills and experience: Paul was clerk of the Privy Council Office and secretary to the Cabinet of the Government of Canada from 1985 to 1992 and was president and chief executive officer of the Canadian National Railway Company from 1992 to 2002. Until 2004, he was president and chief executive officer of Bombardier Inc.
External appointments (current and recent): Chairman of Global Container Terminals since 2007, director of BCE Inc since 1999, director of McCain Foods since 1996, director of Bell Canada since 1996, trustee of the International Accounting Standards Foundation since 2007, co-chair of the Prime Minister of Canada’s Advisory Committee on the Renewal of the Public Service since 2006, strategic advisor to Société Générale (Canada) since 2005, member of the advisory board of General Motors of Canada since 2005, non executive director of Alcan Inc. from 1998 to 2007.

Rio Tinto 2009 Form 20-F     96

14. Sam Walsh Executive director B Com (Melbourne), age 60
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited effective 5 June 2009. Sam was elected by shareholders at the 2010 annual general meetings.
Skills and experience: Sam was appointed executive director and chief executive Iron Ore and Australia in June 2009. He joined Rio Tinto in 1991, following 20 years in the automotive industry at General Motors and Nissan Australia. He has held a number of management positions within the Group, including managing director of Comalco Foundry Products, CRA Industrial Products, Hamersley Iron Sales and Marketing, Hamersley Iron Operations, vice president of Rio Tinto Iron Ore (with responsibility for Hamersley Iron and Robe River) and from 2001 to 2004 chief executive of the Aluminium group and from 2004 to 2009 chief executive of the Iron Ore group. Sam is also a Fellow of the Australian Institute of Management, the Australasian Institute of Mining and Metallurgy and the Australian Institute of Company Directors.
External appointments (current and recent): Director of Western Australian Newspaper Holdings Limited since December 2008, chair of Black Swan State Theatre Company Limited since March 2009, chair of WA chapter of Australian Business Arts Foundation since 2008, director of the Committee for Perth Ltd between 2006 and August 2009, director of the Australian Mines and Metals Association, between 2001 and 2005, director of the Australian Chamber of Commerce and Industry, between 2003 and 2005.
Directors who left the Group during 2009 and 2010
Paul Skinner BA (Hons) (Law), DpBA (Business Administration) Director of Rio Tinto plc and Rio Tinto Limited from 2001. Paul was chairman of the Group until his retirement at the conclusion of the 2009 annual general meetings.
Skills and experience: He was previously a managing director of The “Shell” Transport and Trading Company plc and group managing director of The Royal Dutch/Shell Group of Companies, for whom he had worked since 1966.
External appointments (current and recent) upon leaving the Group: Director of Air Liquide SA since 2006, director of the Tetra Laval Group since 2005, director of Standard Chartered plc since 2003, chairman of the Commonwealth Business Council since 2007, non executive member of the Defence Board of the UK Ministry of Defence since 2006, chairman of the International Chamber of Commerce (UK) from 2005 to 2008.
Dick Evans BS (Industrial Engineering), MS Management Director of Rio Tinto plc and Rio Tinto Limited from 2007 until his retirement at the conclusion of the 2009 annual general meetings.
Skills and experience: Dick joined Rio Tinto following the acquisition of Alcan where he had held several senior management positions since 1997 including executive vice president and president and chief executive officer from 2006 to 2007.
External appointments (current and recent) upon leaving the Group: Director of AbitibiBowater Inc. since 2003 and its chairman since February 2009, director of the International Aluminium Institute since 2001 and chairman since 2008, director of the Conference Board of Canada since 2007.
Jim Leng
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited from January 2009 until February 2009. He resigned from the boards of Rio Tinto prior to his election at the 2009 annual general meetings.
Skills and experience: Jim was chairman of Tata Steel Europe Limited and deputy chairman of Tata Steel of India, following the Corus takeover by Tata in April 2007. He was also chairman of Doncasters Group Ltd, an international specialist engineering company and a non executive director of Alstom SA, a senior adviser of HSBC and a member of their European Advisory Council and chairman of the European Advisory Board of AEA, a New York based Private Equity Partnership.
External appointments (current and recent) upon leaving the Group: Director of TNK-BP since January 2009, chairman of Tata Steel Europe Limited since November 2008, deputy chairman of Tata Steel of India since 2007, chairman of Doncasters Group Limited since 2006, non executive director Alstom SA since 2003 and director of Corus Group Limited from 2001 to 2008.
Sir David Clementi MA, MBA Director of Rio Tinto plc and Rio Tinto Limited from 2003 until his retirement at the conclusion of the 2010 annual general meetings.
Skills and experience: Sir David was chairman of Prudential plc until December 2008, prior to which he was deputy governor of the Bank of England. His earlier career was with Kleinwort Benson where he spent 22 years, holding various positions including chief executive and

Rio Tinto 2009 Form 20-F     97

vice chairman. A graduate of Oxford University and a qualified chartered accountant, Sir David also holds an MBA from Harvard Business School.
External appointments (current and recent) upon leaving the Group: Non executive director of Foreign & Colonial Investment Trust plc since May 2008, chairman, King’s Cross Central General Partnership since October 2008, chairman of Prudential plc from 2002 until 2008, member of the Financial Reporting Council between 2003 and 2007.
David Mayhew Director of Rio Tinto plc and Rio Tinto Limited from 2000 until his retirement at the conclusion of the 2010 annual general meetings.
Skills and experience: David joined Cazenove in 1969 and in 1986 he became the partner in charge of the firm’s Capital Markets Department. He became chairman of Cazenove Group Limited in 2001 and JPMorgan Cazenove in 2005 until January 2010 when he became vice chairman of JPMorgan.
External appointments (current and recent) upon leaving the Group: Vice chairman of JPMorgan effective January 2010, chairman of Cazenove Group Limited between 2001 and January 2010, chairman of JPMorgan Cazenove Holdings Limited (formerly Cazenove Group plc) between 2005 and January 2010.

Notes
(a)	Audit committee
(Vivienne Cox, Michael Fitzpatrick, Ann Godbehere, Lord Kerr and Paul Tellier)
(b)	Remuneration committee
(Michael Fitzpatrick, Richard Goodmanson, Andrew Gould, and Paul Tellier)
(c)	Nominations committee
(Jan du Plessis, Robert Brown, Vivienne Cox, Sir Rod Eddington, Michael Fitzpatrick, Yves Fortier, Richard Goodmanson, Andrew Gould, Lord Kerr and Paul Tellier)
(d)	Committee on social and environmental accountability
(Robert Brown, Sir Rod Eddington, Yves Fortier, Richard Goodmanson and Lord Kerr)
(e)	Independent
(Robert Brown, Vivienne Cox, Sir Rod Eddington, Michael Fitzpatrick, Yves Fortier, Ann Godbehere, Richard Goodmanson, Andrew Gould, Lord Kerr and Paul Tellier)

Rio Tinto 2009 Form 20-F     98

Executive committee members
1. Hugo Bague MA (Linguistics), age 49
Skills and experience: Hugo Bague was appointed Group executive, People and Organisations in October 2009 having joined Rio Tinto as global head of Human Resources in 2007. Previously he worked for six years for Hewlett-Packard where he was the global vice president Human Resources for the Technology Solutions Group, based in the US. Prior to this he worked for Compaq Computers, Nortel Networks and Abbott Laboratories based in Switzerland, France and Germany.
External appointments (current and recent): Member of the Advisory Council of United Business Institute in Brussels, Belgium since 1995.
2. Preston Chiaro BSc (Hons) (Environmental Engineering), Meng (Environmental Engineering), age 56
Skills and experience: Preston was appointed Group executive, Technology & Innovation in October 2009. He joined the Group in 1991 at Kennecott Utah Copper’s Bingham Canyon mine as vice president, Technical Services. In 1995 he became vice president and general manager of the Boron operations in California and was chief executive of Rio Tinto Borax from 1999 to 2003. Preston then became chief executive of the Energy group and in November 2007, upon a management re-organisation, he also assumed responsibility for the Industrial Minerals group.

External appointments (current and recent): Director of Rössing Uranium Limited from 2004 to 2009, director of the World Coal Institute between 2003 and 2009 (chairman from 2006 to 2008), chairman of the Coal Industry Advisory Board to the International Energy Agency between 2004 and 2006, director of Energy Resources of Australia Limited between 2003 and 2006, director of Coal & Allied Industries Limited between 2003 and 2006.
3. Bret Clayton BA (Accounting), age 48
Skills and experience: Bret was appointed Group executive, Business Support & Operations in October 2009. He joined the Group in 1995 and has held a series of management positions, including chief executive of the Copper and Diamonds groups, president and chief executive officer of Rio Tinto Energy America and chief financial officer of Rio Tinto Iron Ore. Prior to joining the Group, Bret worked for PricewaterhouseCoopers for nine years, providing auditing and consulting services to the mining industry.
External appointments (current and recent): Director of Ivanhoe Mines Limited between 2007 and 2009, member of the executive committee of the International Copper Association between 2006 and 2009, member of the Coal Industry Advisory Board to the International Energy Agency (IEA) between 2003 and 2006, member of the board of directors of the US National Mining Association between 2002 and 2006.
4. Jacynthe Côté BChem, age 53
Skills and experience: Jacynthe became chief executive, Rio Tinto Alcan on 1 February 2009. She joined Alcan in 1988 and has significant operational and international experience in the aluminium industry. She was chief executive officer, Primary Metal, Rio Tinto Alcan, where she was responsible for all primary metal facilities and power generation installation worldwide. Her previous roles in Alcan include president and chief executive officer, Bauxite & Alumina business group and senior management roles in business planning, human resources and environment, health and safety. Jacynthe has a bachelor’s degree in chemistry from Laval University in Quebec.
External appointments (current and recent): Member of the Hautes Etudes Commerciales Board since June 2009, member of the Quebec Council of Manufacturers since April 2008, member of the International Aluminium Institute since 2006.
5. Andrew Harding BEng (Mining Engineering), MBA, age 43
Skills and experience: Andrew was appointed chief executive of Rio Tinto Copper in October 2009. He joined Rio Tinto in 1992, initially working for Hamersley Iron. Andrew went on to hold operating roles within the Energy, Aluminium and Iron Ore product groups, including at the Mount Thorley, Hunter Valley, Weipa, Mount Tom Price, Marandoo and Brockman mines. In 2007, he became global practice leader, Mining within Rio Tinto’s Technology & Innovation group. Prior to his current role, Andrew was president and chief executive officer, Kennecott Utah Copper.
External appointments (current and recent): Director of Ivanhoe Mines Limited since November 2009.
6. Harry Kenyon-Slaney BSc (Hons) (Geology), age 49
Skills and experience: Harry was appointed chief executive of Rio Tinto’s Diamonds & Minerals product group in October 2009. He joined the Group in 1990 from Anglo American Corporation and has held management positions in South Africa, Australia and the UK. Harry spent

Rio Tinto 2009 Form 20-F     99

his early career at Rio Tinto in marketing and operational roles in the uranium, copper and industrial minerals business. In 2004, he was appointed chief executive of Energy Resources of Australia, and prior to his current role, became managing director of Rio Tinto Iron & Titanium in 2007.
External appointments (current and recent): Chairman of the Australian Uranium Association from 2006 to 2007, chairman of the Copper Development Association, South Africa from 2000 to 2003, director of Energy Resources of Australia Limited from 2004 to 2007.
7. Doug Ritchie LLB, FAusIMM, FAIM, FAICD, age 53
Skills and experience: Doug was appointed chief executive of Rio Tinto’s Energy group in October 2009. He has been with the Group since 1986 when he joined CRA as corporate counsel. Since then he has held various legal, commercial, business analysis, strategy, operational and project evaluation and development roles, including in the Aluminium, Energy and Diamonds & Minerals product groups, and within corporate functions. Doug’s previous roles have included managing director of Dampier Salt, Rio Tinto Coal Australia and Rio Tinto Diamonds. Prior to his current role, he was managing director, Strategy of Rio Tinto.
External appointments (current and recent): Director of Australian Coal Association from 2006 to 2008, director of Dalrymple Bay Coal Terminal Pty Ltd from 2006 to 2007, director of Port Waratah Coal Services Ltd from 2006 to 2007, director of Queensland Resources Council from 2006 to 2007, member of the Coal Industry Advisory Board to the IEA from 2006 to 2008, director of Coal & Allied Industries Limited between 2006 and 2007 and since 2008, director of Rössing Uranium Limited since November 2009.
8. Debra Valentine BA (History) JD, age 57
Skills and experience: Debra was appointed Group executive, Legal & External Affairs in October 2009 having joined Rio Tinto as global head of Legal in January 2008. Debra previously worked at United Technologies Corporation in the US where she was vice president, deputy general counsel and secretary. Before then, she was a partner with the law firm O’Melveny & Myers, in Washington DC. Debra served as general counsel at the US Federal Trade Commission from 1997 to 2001.
External appointments (current and recent): Member, Council on Foreign Relations since 1993, American Law Institute 1991, commissioner, Congressional Antitrust Modernisation Commission from 2004 to 2007.
Tom Albanese, Guy Elliott and Sam Walsh were also members of the executive committee in 2009 through their positions as chief executive, chief financial officer and chief executive of the Iron Ore group respectively. Their biographies are shown on pages 94, 95 and 97.
Company secretaries
Ben Mathews BA (Hons), FCIS, age 43
Skills and experience: Ben joined as company secretary of Rio Tinto plc during 2007. Prior to joining Rio Tinto, he spent five years with BG Group plc, two of them as company secretary. He has previously worked for National Grid plc, British American Tobacco plc and PricewaterhouseCoopers LLP. Ben is a fellow of the Institute of Chartered Secretaries and Administrators.
External appointments (current and recent): None.
Stephen Consedine B Bus, CPA, age 49
Skills and experience: Stephen joined Rio Tinto in 1983 and has held various positions in Accounting, Treasury, and Employee Services before becoming company secretary of Rio Tinto Limited in 2002. He holds a bachelor of business degree and is a certified practising accountant.
External appointments (current and recent): None.
Employees
Information on the Group’s employees including their costs, is in notes 4 and 36 to the 2009 Financial statements.
     In September 2009, Rio Tinto Minerals` (“RTM”) borate business, U.S. Borax, began negotiating with International Warehouse & Longshore Union, Local 30 (“Union”), to reach a new labour agreement at Boron Operations. The Union refused to extend the existing labor agreement after it expired on November 4, 2009, though bargaining continued no agreement was reached and RTM operations initiated a lock out of 560 represented members of its Boron California Operations workforce on 31 January 2010. An agreement was reached with a new six year contract in place with effect from 17 May 2010.

Rio Tinto 2009 Form 20-F     100

Remuneration
The Remuneration report to shareholders dated 5 March 2010 has been reproduced below, except that the page numbers have been revised to reflect those in this combined Annual report on Form 20-F, Tables 3, 4 a, 4b, and 5 have been augmented to show share interests as at the latest practicable date.
Remuneration report
INTRODUCTION
This report to Rio Tinto’s shareholders is aimed at helping to explain the activities of the Remuneration committee, its role and responsibilities and the implementation of measures so as to ensure that the Group’s biggest asset — its people — are appropriately focused on driving continuous improvements in performance.
     The report has been drawn up in accordance with the Combined Code on Corporate Governance, Schedule 8 of the Large and Medium sized Companies and Groups (Accounts and Reports) Regulations 2008, the UK Listing Authority Listing Rules, the Australian Corporation Act 2001 and Principle 8 of the revised Australian Securities Exchange Corporate Governance Principles and Recommendations 2nd edition (the ASX Principles).
     International accounting standards require disclosures in respect of “key management personnel”, being those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the directors. In addition the Australian legislation requires disclosures in respect of the five highest paid executives below board level selected from the senior managers who make, or participate in making, decisions that affect the whole, or a substantial part, of the business of the Group, or have the capacity to affect significantly the Group’s financial standing. The Committee has determined that below board level, only members of the Executive committee constitute the group of senior managers that make decisions that affect the whole, or a substantial part, of the business of the Group. The Executive committee comprises the executive directors, product group chief executive officers (PGCEOs) and Group executives.
     For the purposes of this report, the Committee has determined that the key management personnel are, in addition to the directors, those members of the Executive committee who served during 2009.
     Throughout this report, the members of the Executive committee, including the executive directors, are collectively referred to as “executives”. The name, position and date of appointment of each executive is set out in the executive services contract section on page 114.
Remuneration committee responsibilities
The Remuneration committee’s role is to fulfil the board’s responsibilities to shareholders in relation to the establishment and implementation of executive remuneration policy. The Committee’s responsibilities are set out in its terms of reference which may be viewed in the corporate governance section of the website.
These responsibilities include:
•	monitoring the effectiveness and appropriateness of executive remuneration policy and practice;

•	recommending executive remuneration policy to the board;

•	reviewing and determining the terms of service, including remuneration and any termination arrangements, for the chairman, executive directors, PGCEOs, Group executives and the company secretary of Rio Tinto plc;

•	reviewing and confirming the remuneration and conditions of employment for other senior managers; and

•	recommending share-based long term incentive plans to the board.
     The Committee considers the level of pay and conditions throughout the Group when determining executive directors’ remuneration.
     The Committee is committed to ensuring that remuneration policy and practices reward fairly and responsibly with a clear link to corporate and individual performance.
     During 2009, the Committee met eight times. The membership and meeting attendances are detailed in the corporate governance section on page 136. The Committee reviewed its terms of reference in 2009 and concluded that its responsibilities had been met and that these terms of reference remain appropriate.
     The chairman and chief executive participated in meetings at the invitation of the Committee during 2009. In addition, the Committee is supported by members of senior management who regularly attend meetings to provide information as requested by the Committee. These people included Hugo Bague (Group executive People & Organisation), Jane Craighead (Global practice leader, Total Rewards) and Ben Mathews (company secretary, Rio Tinto plc). None of the attendees mentioned above were present when matters associated with their own remuneration were considered.
Advisers
The independent advisers engaged by and reporting to the Committee during 2009 were Deloitte LLP. In addition to specialist remuneration advice, Deloitte LLP provided taxation advice related to Rio Tinto’s share plans and other taxation matters. Deloitte LLP did not provide advice on executive remuneration matters other than to the Committee. The Committee has also drawn on the services and publications of a range of external service providers and remuneration consultants such as Towers Watson, Hay Group, Mercer and Port Jackson Partners in relation to market data and external validation of total shareholder return (TSR) performance.

Rio Tinto 2009 Form 20-F     101

EXECUTIVE REMUNERATION
Remuneration philosophy
Rio Tinto operates in global, as well as local markets, where it competes for a limited resource of talented executives. It recognises that to achieve its business objectives, the Group needs high quality, committed people. Rio Tinto’s remuneration philosophy is that its executive remuneration policy should support its business goals by enabling it to attract, retain and appropriately reward executives of a necessary calibre. Our B-E-S-T approach set out below aims to align this philosophy with our policy:

Business alignment	Ensure remuneration directly supports the ultimate goal of meeting Rio Tinto’s business objectives including superior long term_shareholder value creation in a healthy, safe and environmentally appropriate way.
This means providing remuneration, including incentive plans, that:
	•	Drive and reward behaviours to achieve annual, mid and long term business priorities consistent with shareholder value creation
	•	Are competitive to attract and retain with stretching performance targets from a shareholder perspective
	•	Align executives with shareholders through shareholding requirements

Empowerment	Reward employees for doing their jobs well by differentiating top performers who deliver shareholder value and behave consistently with The way we work.
This means providing incentive plan features that:
	•	Reward employees based on what they can control
	•	Create a direct relationship between the payout from the plan and the individual’s performance
	•	Promote the right level of risk-taking from a shareholder perspective

Simplicity	Keep the remuneration arrangements, including incentive plan design, simple.
This means providing:
	•	Plan features that are easy to understand
	•	Communication that is concise and comprehensive

Transparency	Demonstrate internal equity to employees for greater buy-in and to ensure global mobility between businesses of key management.
This means providing:
	•	Clear direction on the behaviour Rio Tinto is seeking
	•	Open and timely information on performance targets and how rewards are determined

Remuneration policy
During 2009, Rio Tinto undertook a review of its short term incentive plan and the performance condition for its Mining Companies Comparative Plan. During the review process, the Company consulted with shareholders in making changes to remuneration arrangements to enhance alignment with business strategy and shareholder value creation over the short, medium and long term and to be market competitive. Rio Tinto will review its long term incentive plan during 2010.
     Offering remuneration which is appropriately competitive is an important part of Rio Tinto’s remuneration policy. Rio Tinto’s primary comparator market, for executives, is the median remuneration offered by other large global organisations as represented by the FTSE 30 (excluding financial services). Consideration is also given to remuneration practices in the local market where each role is based.

Rio Tinto 2009 Form 20-F     102

     The following provides details of the operation of the current remuneration arrangements and details of how they will operate from 2010 onwards:

	Objective of component	2009 policy	2010 onwards

Salary (fixed)	• Provides the fixed element of the remuneration package	• Salaries frozen since March 2008	• Salaries will remain frozen in 2010 for executives
• Target median of international companies of similar size, global reach and complexity, including other large natural resource companies

Short term incentive plan (“STIP”) (at risk)	• Focuses participants on achieving calendar year performance goals which contribute to sustainable shareholder value
•    Maximum STIP opportunity of 120 per cent of salary and 60 per cent of salary awarded for target performance
•    Payable wholly in cash
•    Performance targets include earnings, cash flow, safety and individual performance objectives

•    Maximum STIP opportunity of 200 per cent of salary with 50 per cent payable in cash and 50 per cent delivered in shares (generally subject to continued employment) deferred for a three year period
•    Increased focus on financial (earnings and cash flow) targets

• Safety continues to be an integral part of the STIP framework

Performance Options – Share Option Plan (“SOP”) (at risk)	• Rewards participants for increasing the share price and delivering strong TSR performance against other companies
•    Market value share options vest based on TSR performance against the HSBC Global Mining Index as at 31 December of the third year after grant
•    Target (and maximum) face value of 300 per cent of salary
• No changes • Whilst options will be granted to members of the Executive committee in 2010, the longer-term use of the SOP will be reviewed in the context of changing tax legislation in Australia
• Before awards vest the Committee must also satisfy itself that TSR performance is an appropriate reflection of the underlying performance of the business and can adjust vesting accordingly

Performance Shares – Mining Companies Comparative Plan (“MCCP”) (at risk)	• Rewards participants for increasing the share price and delivering strong TSR performance against other companies	• Conditional share awards vest based on TSR ranking against a bespoke comparator group of eight other mining companies as at 31 December of the fourth year after grant	• No changes to the length of the performance period or the overall individual/plan limits • Performance measures amended to:

•    Target award equal to face value of 200 per cent of base salary
•    150 per cent of target award vesting for being ranked first (ie a maximum award of 300 per cent of base salary)
•    23 per cent of the maximum potential award vests for median performance
•    Before awards vest the Committee must also satisfy itself that TSR performance is an appropriate reflection of the underlying performance of the business and can adjust vesting accordingly

•    50 per cent – performance relative to the HSBC Global Mining Index
•    50 per cent – performance relative to the Morgan Stanley Capital World Index (MSCI)
•    150 per cent of target award vesting for outperformance of the relevant index by eight per cent per annum (top quartile)
•    23 per cent of the maximum potential award vesting for index performance
•    0 per cent vesting below Index performance

• Before awards vest the Committee must also satisfy itself that TSR performance is an appropriate reflection of the underlying performance of the business and can adjust vesting accordingly

Service Awards Management Share Plan (“MSP”) (usually service based)	• Enhance the Group’s ability to attract and retain key staff in an increasingly tight and competitive labour market	• Executive directors and PGCEOs are not eligible to participate in awards under this plan as a regular component of remuneration. Special awards, if any, will generally have performance conditions	• From 2010, MSP awards granted to Group executives will be subject to performance criteria, other than in exceptional circumstances (eg recruitment)
• Shares to satisfy the awards are purchased in the market and no new shares are issued to satisfy awards

Post-employment Benefits (fixed)	• Provides locally competitive post-employment benefits for participants in a cost efficient manner	• Post-employment benefit arrangements offered	• No change

Shareholding requirement	• Provides alignment with shareholders’ interests	• Two times salary over a five year period for executive directors and PGCEOs	• Requirement extended to the Executive committee

Remuneration mix
Consistent with the Group’s business strategy to utilise and develop high quality long term mining assets, the Group seeks to achieve a remuneration mix which best reflects the long term nature of the business. The total remuneration package is designed to provide an appropriate balance between fixed and variable components. Fixed pay is base salary and the value of the MSP awards that are not related to Company performance. Variable pay is the STIP, SOP and MCCP respectively.

Rio Tinto 2009 Form 20-F     103

     For 2010, the revised remuneration structure shifts the remuneration mix more towards variable pay for all executives. For Group executives in particular, the Committee has taken steps during the year to align the fixed and variable elements of the total package with those of the other executives. The following tables illustrate the remuneration mix which is identical for each group of identified executives.

1.	MSP, Performance options, Performance shares constitute long term incentives as detailed above.

2.	Annual bonus constitutes STIP.

3.	The performance options are the percentage of each executives remuneration that consists of options.

Remuneration components
Base salary
In order to reflect the prevailing economic climate and to move the mix of the package towards more variable pay, executive salaries will be frozen again in 2010.
Short Term Incentive Plan (“STIP”)
The STIP is an annual bonus plan, designed to support overall remuneration policy by focusing participants on achieving annual financial, strategic and operational goals which contribute to sustainable shareholder value.
2009 STIP
For 2009, the maximum annual bonus opportunity under the STIP for the executives is 120 per cent of salary (target opportunity of 60 per cent of salary). This amount is payable wholly in cash.
     Bonuses payable under the STIP are based on performance against financial, safety and individual business objectives. Outcomes are based on a multiplicative approach. The financial objectives are balanced equally between earnings performance and cash flow performance. The Committee selected these measures as they are key performance indicators (KPIs) used in managing the business. Cash flow was added as a metric in 2009 in recognition of the importance of this measure to the business in more challenging economic times. In addition, the all injury frequency rate is also a KPI under the STIP.
     As the potential impact of fluctuations in exchange rates and some prices are outside the control of the Group, for earnings and cash flow metrics, the Committee compares on an equal weighting the actual results (unflexed) and underlying performance flexed for prices and exchange rates.
     Safety is an important Rio Tinto value. Its inclusion in STIP (measured in relation to all injury frequency rates, significant potential incidents rate and semi- quantitative risk assessment) is a strong reminder that employees are not to be put at risk when businesses target superior earnings and cash flow.
     Individual performance metrics for executives are calibrated to be specific, measurable objectives which are aligned with Rio Tinto’s strategy. These objectives are set with the Committee in the first quarter of each year. They consist of three to five performance objectives that are directly linked to strategic business priorities for the year. The individual objectives for 2009 are summarised on pages 109 and 110.

Rio Tinto 2009 Form 20-F     104

The table below illustrates the balance of performance measures for 2009.
STIP measures 2009

	Executive directors and	PGCEOs %
	Group executives %

Business measures — Rio Tinto Group	50.00	20.00
Earnings — flexed / unflexed (50% / 50%)	25.00	10.00
Cash flow — flexed / unflexed (50% / 50%)	25.00	10.00

Business measures — Product group		30.00
Earnings — flexed / unflexed (50% / 50%)		15.00
Cash flow — flexed / unflexed (50% / 50%)		15.00

Total business weighting	50.00	50.00

Individual objectives	37.50	37.50

Safety — Rio Tinto Group / Product group	12.50	12.50
All Injury Free Rate (AIFR)	6.25	6.25
Semi Quantitative Risk Assessment (SQRA)	3.75	3.75
Significant Potential Incidents (SPI)	2.50	2.50

Total individual weighting	50.00	50.00

TOTAL (business + individual)	100.00	100.00

Policy for 2010 onwards
In consultation with shareholders, the Committee reviewed the framework for the STIP and has decided to increase the maximum opportunity for executives under the STIP to 200 per cent of base salary from an existing maximum of 120 per cent. For the 2010 STIP and onwards, half of any bonus earned will be payable in cash with the remaining 50 per cent being deferred into shares which vest, generally subject to continued employment, three years after the deferral. The objective of this change to the STIP is to increase its competitiveness and to strengthen the link between the Group’s short term strategic objectives and the medium term delivery of shareholder value.
     The performance metrics for the STIP described above will be maintained as the Committee continues to believe that these are most appropriate for our business. Going forward, however, an additive model will be used for determining STIP awards with 70 per cent based on earnings, cash flow and safety and 30 per cent on individual measures. This represents an increased focus on financial and safety measures at this level. The Committee believes that this approach will increase simplicity and line of sight for participants. In the future, the Committee will consider supplementing the safety metrics to include measures relating to environmental factors in keeping with the responsibility that mining companies such as Rio Tinto have to limit the impact of mining on the environment.
The table below illustrates the balance of performance measures for 2010.
STIP measures 2010 onwards

	Executive directors and	PGCEOs %
	Group executives %

Business measures — Rio Tinto Group*	52.50	21.00
Earnings — flexed / unflexed (50% / 50%)*	26.25	10.50
Cash flow — flexed / unflexed (50% / 50%)*	26.25	10.50

Business measures — Product group*		31.50
Earnings — flexed / unflexed (50% / 50%)*		15.75
Cash flow — flexed / unflexed (50% / 50%)*		15.75

Safety — Rio Tinto Group / Product group**	17.50	17.50
All Injury Free Rate (AIFR)**	8.75	8.75
Semi Quantitative Risk Assessment (SQRA)**	5.25	5.25
Significant Potential Incidents (SPI)**	3.50	3.50

Total business weighting	70.00	70.00

Individual objectives	30.00	30.00

Total individual weighting	30.00	30.00

TOTAL (business + individual)	100.00	100.00

*	Financial measures are 75 per cent of the total business measures.

**	Safety is 25 per cent of the total business measures.

Sam Walsh is considered a PGCEO with regard to STIP performance measures.
Rio Tinto 2009 Form 20-F     105

Long term incentives
The Group operates three long term incentive plans:
•	The 2004 Share Option Plan — a market value share option plan which is subject to TSR performance and has been approved by shareholders.
•	The 2004 Mining Companies Comparative Plan — a performance share plan which is subject to TSR performance and has also been approved by shareholders.
•	The Management Share Plan — a plan which generally provides service based awards.
Share Option Plan (“SOP”)
Under the SOP, options are granted to purchase shares at an exercise price based on the share price at the date of grants. The maximum face value of grants under the SOP is three times base salary.
     The vesting of options is subject to the achievement of a stretching total shareholder return performance condition, comparing Rio Tinto’s TSR performance to that of the HSBC Global Mining Index as at 31 December of the third year after grant. If Rio Tinto’s TSR performance is equal to the performance of the index, then the higher of one third of the actual grant or 20,000 options may vest. The full award will only vest if TSR performance is equal to or greater than the HSBC Global Mining Index plus five per cent per annum. Between these points, options will become exercisable on a sliding scale.
     The Committee considers that TSR is an appropriate performance measure as it captures the return Rio Tinto delivers to shareholders.
     Given the market nature of the performance condition for SOP awards, the Committee recognises the importance of ensuring that the level of vesting is commensurate with the underlying performance of the business. Therefore, when approving vesting, the Committee will look to satisfy itself that TSR performance is a genuine reflection of the value available to shareholders and the underlying performance of the Group and will adjust levels accordingly.
     Rio Tinto believes that common remuneration arrangements should be used throughout the Group and while options are still considered to be an important part of the package for the Executive committee in 2010, a review of the SOP will be undertaken in 2010 in light of the potential changes to the taxation of option awards in Australia.
Mining Companies Comparative Plan (“MCCP”)
Rio Tinto’s performance share plan, the MCCP, is designed to incentivise management to drive shareholder value creation. Awards under the plan can be made with a face value of up to 200 per cent of base salary. Awards vest subject to Rio Tinto’s TSR performance compared to a bespoke comparator group as at 31 December of the fourth year after grant. The comparator group for MCCP awards has been reconstituted several times over the last few years due to continued consolidation in the comparator group.
The comparator group for the 2009 awards includes:
•	Alcoa
•	Anglo American
•	Barrick Gold
•	BHP Billiton
•	Freeport-McMoRan
•	Newmont Mining
•	Vale do Rio Dolce
•	Xstrata
The vesting profile for awards is as follows:

Rank in group	Percentage vesting %

1st	150
2nd	121.3
3rd	92.5
4th	63.8
5th	35
6th – 9th	0

     The comparator group and the vesting profile for awards granted in 2005 — 2008 are broadly similar.
     Where applicable, participants receive the cash amount of the dividends that would have been received had the recipient owned the shares between the grant date and the vesting date.
     Due to the small number of comparator companies and the impact of corporate transactions, on such a small group, the Committee has decided to move away from a bespoke comparator group to two recognised market indices for awards made from 2010 onwards.
Vesting of MCCP awards will be subject to Rio Tinto TSR performance compared:
•	50 per cent to the performance of the HSBC Global Mining Index; and
•	50 per cent to the performance of the Morgan Stanley Capital World Index.
     The use of the MSCI World Index reflects the fact that Rio Tinto competes against a global market for investors as well as within the mining sector and is consistent with rewarding executives for providing stable returns over the long term relative to the broader market as well as the mining sector.
Rio Tinto 2009 Form 20-F     106

Vesting for awards is as follows:

Outperformance of the index by 8% per annum	150% of initial award vests

Performance between index and 8% out performance	Straight-line vesting

Performance equal to index	23% of maximum award

     The outperformance required for maximum vesting has been calibrated to be equivalent to upper quartile performance against these indicies and, as such, is considered by the Committee to be particularly stretching. Independent analysis carried out on behalf of the Committee illustrates that, over the last fifteen years, eight per cent per annum out performance against both of these indices would have led to maximum vesting occurring less than 15 per cent of the time.
     The Committee believes that the revised performance condition provides a more robust approach to assessing the performance of Rio Tinto compared to key peers and are better aligned with our core business strategy of providing stable long term returns to investors.
     Given the market nature of the performance condition for MCCP awards, the Committee recognises the importance of ensuring that the level of vesting is commensurate with the underlying performance of the business. Therefore, when approving vesting, the Committee will look to satisfy itself that TSR performance is a genuine reflection of the value available to shareholders and the underlying performance of the Group and will adjust levels accordingly.
Management Share Plan (“MSP”)
The primary focus of the MSP is to support the Group’s ability to attract and retain key staff in an increasingly tight and competitive labour market. MSP awards are conditional awards which vest subject to continued employment and thus act as a strong retention tool. Generally, these awards do not have performance conditions. Executive directors and PGCEOs are not eligible to participate in the service based MSP awards. From 2010, MSP awards granted to Group executives will be subject to performance criteria, other than in exceptional circumstances (eg recruitment of key talent).
All employee share plans
Executives may participate in broad based share and share option plans which are available to Group employees generally and for which performance conditions do not apply. These plans form part of standard remuneration practice whereby employees are offered participation in plans to encourage alignment with the long term performance of the Company. Executives may participate in the Rio Tinto plc Share Savings Plan or the Rio Tinto Limited Share Savings Plan depending on whether they are employed by Rio Tinto plc or Rio Tinto Limited. The Plans require the participant to save for a defined period before exercising options granted at a discount of up to twenty per cent to the market value at the time of grant. Grants made to executives under these plans are set out in Table 5 on pages 126 to 133.
     The Share Ownership Plan is available to eligible employees in the UK who may receive an annual award of shares up to five per cent of salary, subject to a cap of £3,000. Under this plan, employees may also make contributions from salary each month to purchase shares at the prevailing market price subject to a cap of £1,500 per annum. The Company matches the purchases on a one for one basis.
     Where, under an employee share plan operated by the Company, participants are the beneficial owners of the shares, but not the registered owner, the voting rights are normally exercised by the registered owner at the direction of the participant.
Dilution
Awards under the SOP and MCCP may be satisfied by treasury shares, the issue of new shares or the purchase of shares in the market. Currently, Rio Tinto plc satisfies awards by the issue of new shares or the transfer of shares from treasury. Rio Tinto Limited satisfies awards by the purchase on market and delivery of shares to plan participants. Rio Tinto plc complies with the ABI guidelines in relation to the issue of new shares. All other share awards are satisfied by the use of shares which are purchased in the market. Further information in respect of the number of shares issued under plan arrangements can be found in note 49 to the financial statements.
Post-employment benefits
Executives may participate in post-employment benefit arrangements offered by the Group. No post-employment benefits are provided to non executive directors. The following table details the post-employment benefit components for Rio Tinto’s executive director population.
Details of executives’ pension entitlements are set out in Table 2 on pages 119 and 120.
Rio Tinto 2009 Form 20-F     107

Country / Executive

director	Post-employment benefit

UK

Plan membership — UK employer pension plans as provided to other UK-based employees.
Pension is indexed to the UK Retail Price Index to a maximum of ten per cent per annum.
Tom Albanese	Tom Albanese specific provision:
	•	Target defined benefit of 2/3rds of basic salary at age 60, inclusive of benefits accrued in the US.
Guy Elliott	Guy Elliott specific provision:
	•	Target defined benefit of 2.3 per cent of basic salary for each year of service with the Company to age 60.
Dick Evans	•	Retirement date — 31 December 2009.
	•	Unfunded defined contribution benefit.
	•	Company’s contribution was 20 per cent of basic salary, plus interest.
	•	Unfunded benefit will be used to purchase an annuity at retirement.
	•	Also participated in the Alcan Employee Savings Plan (Canada) to which the Company pays a maximum contribution of 60 per cent of any employee contribution up to four per cent of base salary.

Australia

Sam Walsh	•	Plan membership — Australian employer funded superannuation plan as provided to other Australian based employees.
	•	Target defined benefit is a lump sum multiple of 4.05 times final basic salary at age 62.
	•	Additional Company contribution on a defined contribution basis of 20 per cent of the lesser of 50 per cent of the annual STIP award or 20 per cent of basic salary. This is in line with typical market practice in Australia.

2010 performance payment potential
Provided below is the minimum and maximum performance payment potential for each current member of the Executive committee in 2010 based on the new remuneration framework.

	Annual bonus		Annual bonus		Performance options (SOP)		Performance shares (MCCP)
	Potential range of cash bonus payments		Potential range of bonus deferral in		(% of March 2010 salary)		(% of March 2010 salary)
	in March 2011 in respect of 2010		March 2011 in respect of 2010
Executive	Min	Max	Min	Max	Min	Max	Min	Max[2]

Tom Albanese	0	£907,500	0	£907,500	0	300	0	300
Guy Elliott	0	£675,500	0	£675,500	0	300	0	300
Sam Walsh	0	A$1,475,000	0	A$1,475,000	0	300	0	300
Hugo Bague	0	£360,000	0	£360,000	0	300	0	300
Preston Chiaro	0	US$725,000	0	US$725,000	0	300	0	300
Bret Clayton	0	US$700,000	0	US$700,000	0	300	0	300
Jacynthe Côté[1]	0	US$825,000	0	US$825,000	0	300	0	300
Andrew Harding	0	US$650,000	0	US$650,000	0	300	0	300
Harry Kenyon-Slaney	0	£360,000	0	£360,000	0	300	0	300
Doug Ritchie	0	A $850,000	0	A $850,000	0	300	0	300
Debra Valentine	0	US$570,000	0	US$570,000	0	300	0	300

1.	In addition to the payments above, Jacynthe Côté has two special MSP grants which vest in 2010 as part of her legacy Alcan arrangements. See page 123.

2.	Maximum reflects potential under the plan to vest 150 per cent of the original award for outstanding performance.
REMUNERATION RECEIVED IN 2009
The table below provides a summary of the executives’ remuneration actually received in 2009 stated in the currency in which they were paid. This information is provided by way of additional disclosure to assist shareholders in understanding actual remuneration outcomes. Tables 1a and 1b on pages 117 to 118 provide the statutory disclosures.
Rio Tinto 2009 Form 20-F     108

Actual remuneration received in 2009

Executive	Base salary paid	Other payments	2009 STIP [7]	Total short	Value of LTIP awards	Remuneration received
		and benefits [1]	payment	term pay	granted in 2009 [2]	for 2009

Tom Albanese	£907,500	£884,522	£589,285	£2,381,307	£1,415,700	£3,797,007
Guy Elliott	£675,500	£370,035	£552,444	£1,597,979	£1,053,780	£2,651,759
Dick Evans	US$1,500,000	US$5,278,915	US$976,037	US$7,754,952	US$2,340,000	US$10,094,952
Sam Walsh	A$1,475,000	A$510,860	A$1,307,534	A$3,293,394	A$2,301,000	A$5,594,394
Hugo Bague	£360,000	£437,251	£284,336	£1,081,587	£396,000	£1,477,587
Preston Chiaro	US$725,000	US$792,322	US$389,955	US$1,907,277	US$1,131,000	US$3,038,277
Bret Clayton	US$700,000	US$574,426	US$534,492	US$1,808,918	US$1,092,000	US$2,900,918
Jacynthe Côté [3]	US$813,125	—	US$686,116	US$1,499,241	US$1,287,000	US$2,786,241
	—	C$2,200,049	—	C$2,200,049	—	C $2,200,049
Andrew Harding [4]	US$421,373	US$559,259	US$401,653	US$1,382,285	US$386,131	US$1,768,416
Harry Kenyon-Slaney [5]	£266,933	£258,475	£113,997	£639,405	£174,843	£814,248
Keith Johnson	£245,000	£1,029,954	£178,322	£1,453,276		£1,453,276
Doug Ritchie [6]	A$734,333	A$873,286	A$540,161	A$2,147,780	A$606,900	A$2,754,680
Grant Thorne	A$920,000	A$243,722	A$662,890	A$1,826,612	A$1,012,000	A$2,838,612
Debra Valentine	US$570,000	US$712,799	US$467,541	US$1,750,340	US$627,000	US$2,337,340

1.	Includes superannuation, pension, health care, expatriate payments, car allowances or cars, other perquisite payments and any special one time bonus payments as detailed in Table 1a.

2.	The LTIP value is the expected value of the LTIP award granted in 2009.

3.	Total pay received for time as both CEO Rio Tinto Alcan — primary metal and CEO Rio Tinto Alcan. C$ amount includes the one time special bonus payments as detailed in Table 1a.

4.	Total pay received in US$ for time as both CEO KUC and CEO Copper.

5.	Total pay received in £ for time as both CEO RTI&T and CEO Diamonds & Minerals.

6.	Total pay received in A$ for time as both managing director strategy within Rio Tinto Australia and CEO Energy.

7.	STIP payment made in 2010 in respect of 2009 performance.
Short Term Incentive Plan
Performance evaluation process for individual executives
Rio Tinto conducts an annual performance evaluation process for all of its senior executives. In the case of members of the Executive committee, the chief executive conducts the review. In the case of the chief executive, the chairman of the Committee conducts the review in conjunction with the chairman of the board.
The key objectives of the performance evaluation process are to:
•	Improve organisational effectiveness by creating alignment between the executives’ individual objectives and Rio Tinto’s business strategy.
•	Provide a consistent, transparent and balanced approach to measure, recognise and reward executive performance.
     Annual individual objectives are finalised at the beginning of the calendar year. Performance evaluations are completed during early January of the following year.
     Individual objectives and awards in respect of 2009 for the executives are set out below. As outlined above, there is a rigorous annual evaluation process undertaken during which performance against stated objectives is assessed. Personal performance for Messrs Albanese, Elliott, Bague, Chiaro, Kenyon-Slaney and Jacynthe Côté was adversely affected due to fatalities in the Group.
Annual Bonus (STIP) Performance Assessment for 2009
Tom Albanese
Based on individual objectives related to the strengthening of the balance sheet, achieving significant cost reductions brought on by the economic downturn and the reorganisation of the product groups and Executive committee, the Committee assessed personal performance, including Group safety, as 92.5 per cent of target. The overall STIP award is 108 per cent of target which is 65 per cent of salary.
Guy Elliott
Based on individual objectives related to the strengthening of the balance sheet, leadership of the CFO function, and divestments, the Committee assessed personal performance, including Group safety, as 117 per cent of target. The overall STIP award is 136 per cent of target which is 82 per cent of salary.
Sam Walsh
Based on individual objectives related to the proposed iron ore production joint venture, leadership of Rio Tinto China/Asia and Rio Tinto India and West Africa, effective implementation of the Planning and Rio Tinto Iron Ore operations centre, and the business sustainability and joint venture management, the Committee assessed personal performance, including product group safety, as 123 per cent of target. The overall STIP award is 148 per cent of target which is 89 per cent of salary.
Rio Tinto 2009 Form 20-F     109

Dick Evans
Based on individual objectives related to the transition of duties to new leadership and the delivery of integration activities and financial synergies, the Committee assessed personal performance, including product group safety, as 92 per cent of target. The overall STIP award is 108 per cent of target which is 65 per cent of salary.
Hugo Bague
Based on individual objectives related to talent retention and engagement, organisational and workforce management, development of a ‘business driven’ communities practice, and improvement on the focus and intensity of internal communications, the Committee assessed personal performance, including Group safety, as 117 per cent of target. The overall STIP award is 136 per cent of target which is 79 per cent of salary.
Preston Chiaro
Based on individual objectives related to management of asset divestments, progression of the climate and energy strategy and cash flow initiatives, the Committee assessed personal performance, including product group safety, as 83 per cent of target. The overall STIP award is 90 per cent of target which is 54 per cent of salary.
Bret Clayton
Based on individual objectives related to the progress of development projects and identification of new opportunities and the successful management of the slowdown of major projects in Diamonds group and its impact on the business units, the Committee assessed personal performance, including product group safety, as 105 per cent of target. The overall STIP award is 127 per cent of target which is 76 per cent of salary.
Jacynthe Côté
Based on individual objectives related to the delivery of integration goals, cash initiatives, and management of business sustainability and key stakeholders, the Committee assessed personal performance, including product group safety, as 117 per cent of target. The overall STIP award is 139 per cent of target which is 83 per cent of salary.
Andrew Harding
Based on individual objectives related to the successful transition of business unit managing director duties and the objectives of his previous role as president KUC, the Committee assessed personal performance, including business unit safety, as 134 per cent of target. The overall STIP award is 174 per cent of target which is 95 per cent of salary.
Harry Kenyon-Slaney
Based on individual objectives related to the successful transition of business unit managing director duties and the objectives of his previous role as managing director RTIT, the Committee assessed personal performance, including business unit safety, as 94 per cent of target. The overall STIP award is 88 per cent of target which is 43 per cent of salary.
Doug Ritchie
Based on individual objectives related to the successful transition of his managing director strategy duties and the objectives of his previous role as managing director strategy, the Committee assessed personal performance, including Group safety, as 119 per cent of target. The overall STIP award is 141 per cent of target which is 74 per cent of salary.
Grant Thorne
Based on individual objectives related to the major project execution, progression of key technology initiatives and leadership of T&I Group, the Committee assessed personal performance, including T&I safety, as 103 per cent of target. The overall STIP award is 120 per cent of target which is 72 per cent of salary.
Debra Valentine
Based on individual objectives related to the leadership of the legal, external relations, security and compliance functions, delivery on key corporate projects and cost management, the Committee assessed personal performance, including Group safety, as 119 per cent of target. The overall STIP award is 139 per cent of target which is 82 per cent of salary.
Long term incentive programmes
Performance of Rio Tinto
The Companies’ share price showed strong improvement in 2009 as a result of Rio Tinto’s cost containment measures, completion of divestments and the strengthening of the balance sheet.
     The graph illustrates the performance of the Company against the FTSE 100, the ASX All Ordinaries Index, and the HSBC Global Mining Index. These indexes have been chosen as they represent major markets and the mining sector in which the Group competes for investors.
Rio Tinto 2009 Form 20-F     110

     The effect of this performance on shareholder wealth, as measured by TSR delivered during the relevant calendar year, is detailed in the table below.

TSR (US$) - Rio Tinto Group vs FTSE100, ASX All Share	Rio Tinto	FTSE	ASX All	HSBC
and HSBC Global Mining Index	DLC	100	share	Index
Total return basis Index 2004 = 100

2004	100	100	100	100
2005	162	108	113	142
2006	194	141	152	197
2007	395	154	200	312
2008	85	80	95	129
2009	272	114	170	266

Rio Tinto shareholder return 2005-2009

Year	Dividends	Share price -		Share price -		Total shareholder return
	paid during	Rio Tinto plc		Rio Tinto Limited		(TSR) %
	the year	pence		A$
	US cents
	per share	1 Jan	31 Dec	1 Jan	31 Dec	plc	Ltd	Group

2009	68.0	1,231	3,390	29.97	74.89	182.2	156.7	172.5
2008	152.0	4,392	1,231	105.65	29.97	(71.5)	(71.1)	(71.5)
2007	116.0	2,245	4,392	58.60	105.65	99.5	82.9	92.7
2006	191.5	2,193	2,245	54.42	58.60	6.2	9.2	7.5
2005	83.5	1,266	2,193	30.86	54.42	77.4	80.2	78.5

LTIP Award Results
Rio Tinto Group and product group performance during 2009, and over the performance periods of the long term incentive plans which ended on 31 December 2009, affected executives’ remuneration as follows:
MCCP

Plan Period	Plan period that ended 31 December 2009

Comparator Companies	Alcoa, Anglo American, Barrick Gold, BHP Billiton, Cameco, Freeport-McMoRan, Gmexico ‘B’, Newmont Mining, Peabody Energy, Teck Cominco, Vale do Rio Dolce, Xstrata

TSR Ranking	6th (44.8 per cent TSR)

% of Shares Vested	39.60 per cent of initial award (26.4 per cent of maximum) for executive directors and participants who were PGCEOs at the time of the grant and 57.1 per cent for all other plan participants based on TSR results. The Committee believes that this is consistent with the Company’s underlying performance over the four year vesting period. The vesting matrix for the 2006 award which vested in 2010 was adjusted in 2007 by the Committee to reflect industry consolidation.

SOP

Plan Period	Plan period that ended 31 December 2009

HSBC Mining Index TSR	10.20 per cent

Rio Tinto TSR	-6.20 per cent

% of shares vested	0 per cent vested based on TSR results as reviewed and approved by the Committee and were cancelled

Despite a strong share price recovery in 2009, the share price for each performance period included baseline prices from periods of very strong commodity markets that existed prior to the 2008-9 downturn therefore share options granted in 2007 did not vest and were cancelled.
MSP

Plan Period	Plan period that ended 31 December 2009

% of shares vested	100.00 per cent

Executive directors and PGCEOs are not eligible for awards under this plan. From 2010, MSP awards granted to Group executives will be subject to performance criteria, other than in exceptional circumstances, for example the recruitment of key talent.
Rio Tinto 2009 Form 20-F     111

Bonus and LTIP vested in respect of 2009

	Bonus			SOP (Performance Options)		MCCP (Performance Shares)		MSP (Service Awards)

Executive	% of	% of	% of	%	%	%	%	%	%
	maximum	maximum	target	vested	forfeited	vested	forfeited	vested	forfeited
	STIP awarded	STIP forfeited	STIP awarded

Tom Albanese	54.00	46.00	108	—	100	39.6	60.4	N/A	N/A
Guy Elliott	68.00	32.00	136	—	100	39.6	60.4	N/A	N/A
Dick Evans	54.00	46.00	108	N/A	N/A	N/A	N/A	N/A	N/A
Sam Walsh	74.00	26.00	148	—	100	39.6	60.4	N/A	N/A
Hugo Bague	79.00	21.00	136	—	100	N/A	N/A	100	N/A
Preston Chiaro	45.00	55.00	90	—	100	39.6	60.4	N/A	N/A
Bret Clayton	64.00	36.00	127	—	100	57.1	42.9	N/A	N/A
Jacynthe Côté	69.00	31.00	139	N/A	N/A	N/A	N/A	N/A	N/A
Andrew Harding	91.00	9.00	174	—	100	57.1	42.9	100	—
Keith Johnson	35.00	65.00	122	—	100	39.6	60.4	N/A	N/A
Harry Kenyon-Slaney	44.00	56.00	88	—	100	57.1	42.9	100	—
Doug Ritchie	70.50	29.50	141	—	100	57.1	42.9	100	—
Grant Thorne	60.00	40.00	120	—	100	57.1	42.9	100	—
Debra Valentine	68.00	32.00	139	N/A	N/A	N/A	N/A	N/A	N/A

Long term incentives granted in 2009
SOP
Options over either Rio Tinto plc or Rio Tinto Limited shares, as appropriate, were granted to each executive under the SOP on 17 March 2009. The performance condition for these awards is as outlined in the policy section above.
MCCP
A conditional award of performance shares in either Rio Tinto plc or Rio Tinto Limited shares was made to each executive under the MCCP on 17 March 2009. The performance condition for these awards is as outlined in the policy section above.
MSP
The objective of service based awards, when they are used for employees, is to enhance retention. Each year, for senior management below the Executive committee level, the Committee will determine the make-up of the long term incentive grant by employee level. Given market and industry conditions in 2009, the Committee decided to use service-based awards for a portion of each employee’s award below the level of executive director and PGCEO.
The awards are service-based with no performance conditions and vest subject to continuous employment, on 1 January 2012. Executive directors and PGCEOs are not eligible for service-based awards other than in relation to bonus deferrals (as occurred in 2009 for the 2008 bonus).
Other payments during 2009
This section provides information on any one-time payments made during the year which are not a core element of the remuneration package.
•	Retention of key talent - In 2007, at the time of the pre-conditional offer from BHP Billiton, Rio Tinto introduced a retention programme for key executives below the level of executive director and PGCEO. Retention payments under this programme were made in December 2008 and July 2009. Hugo Bague, Andrew Harding, Harry Kenyon-Slaney and Doug Ritchie received payments under this programme as detailed in Table 1. The retention programme was put in place prior to Messrs Harding, Kenyon-Slaney and Ritchie becoming PGCEOs. Doug Ritchie received an additional award of A$835,000 in recognition of his particular contribution to the business as managing director, strategy. Of this, A$275,550 was paid in cash and A$559,450 as MSP shares as detailed in Table 1a.
•	Integration bonuses - As disclosed in the 2008 remuneration report, Dick Evans was eligible for a Rio Tinto Alcan integration bonus of up to 426 per cent of salary (US$6,397,500) at target and 640 per cent of salary (US$9,596,250) at maximum. The Committee determined that this bonus was justified in order to lock in the essential skills and knowledge of Dick Evans and to incentivise him to deliver synergies and accelerate the integration of Rio Tinto Alcan into the Group. The Committee has reviewed performance against the objectives set for this bonus and determined that Dick Evans should receive 71 per cent of the target reward or 301 per cent of salary (US$4,515,036). This reflects the exceptional synergy savings generated over the past two years, the strong progress in developing and appointing a successor and the organisational and cultural integration of Rio Tinto Alcan into the wider Group.
•	Alcan Inc long term cash plan - Consistent with its normal granting schedule, in September 2007 the human resources committee of the board of the former Alcan Inc approved the final long term incentive award made prior to Alcan Inc being acquired by Rio Tinto. To encourage retention of Alcan Inc employees, the last award did not vest at the change of control in October 2007 and was made in the form of a long term cash award that vested on 15 December 2009 subject to participants remaining in employment. Jacynthe Côté was granted an award under the 2007 Alcan long term cash plan in September 2007 and received payment of the award when it vested in December 2009 as reported in Table 1a. Dick Evans
Rio Tinto 2009 Form 20-F     112

was not eligible for a payment in December 2009. There are no further payments to be made under the 2007 Alcan long term cash plan.
•	One-off long term incentive grant - Upon promotion to the role of PGCEO Rio Tinto Alcan, and based on the terms of her legacy Alcan Inc. contract, Jacynthe Côté was granted a one-time conditional award of shares equal to 25 per cent of her current annual base salary to incentivise her to deliver synergy savings and to promote the effective integration of Rio Tinto Alcan from an organisational and cultural perspective. The award is subject to performance conditions which provide for 50 per cent of the award to vest on 1 February 2010 and 50 per cent on 1 February 2011 if the performance conditions are met. Effective from October 2007, Jacynthe Côté was also granted a one-off service based, special retention grant as part of her legacy Alcan Inc. arrangements on assuming the role of president and CEO Primary Metals, Rio Tinto Alcan. Forty per cent of the award vested on 25 January 2009 and 60 per cent vests on 25 October 2010. The payment made under this award is detailed in Table 1a.
•	Termination - As disclosed in the 2008 remuneration report, Keith Johnson’s position was deemed redundant and he left the Group on 31 July 2009 after many valued years of service. Consistent with policy, Keith Johnson received a redundancy payment equal to 12 months’ base salary plus car allowance. This payment was in addition to the 12 months’ notice period provided for in his contract. In addition, Keith Johnson will be reimbursed for taxation and finance planning advice not to exceed £10,000 for 2009 and 2010. The payments are detailed in Table 1a. The payments detailed above are in line with his contract and local policy. Given Keith Johnson’s many years of service and performance the Committee considers these payments appropriate.
OTHER REMUNERATION DISCLOSURES
Rio Tinto rights issue
In July 2009 the Group undertook a capital raising as discussed in the Directors’ report on page 160. As permitted under the rules of the Rio Tinto share plans, adjustments were made to ensure that the value of options and awards held by participants was not significantly impacted by the rights issue. These adjustments are shown in Tables 4a, 4b and 5. The adjustments reflected the plan rules and governing laws and involved the award of additional shares or options and the adjustment of the exercise price of outstanding options.
Shareholding policy for executives
The Company recognises the importance of aligning directors’ and executives’ interests with those of shareholders and they are therefore expected to build up a shareholding. The Committee has determined that executive directors should aim to reach a holding equivalent in value to two times their base salary over three years and other members of the Executive committee should aim to achieve this over five years.
Share dealing policy
Key management personnel and employee insiders are bound by the “Rules for dealing in Rio Tinto securities” (“Rules”) which are available on the Rio Tinto website. Directors and executives are required to certify that they do not hold any price sensitive information when seeking clearance to deal in Rio Tinto securities. Executives participate in long term incentive plans which involve the award of Rio Tinto securities at a future date. The board has a policy contained in the Rules prohibiting an executive from limiting his or her exposure to risk in relation to the securities. The grants of shares and options under the incentive plans are conditional upon compliance with the Rules. All employees subject to the Rules receive regular training and information.
Executives’ external and other appointments
Executives may be invited to become non executive directors of other companies. It is Rio Tinto’s policy that such appointments can broaden their experience and knowledge, to the benefit of the Group. This policy limits each executive’s external directorships to one FTSE 100 company or equivalent. Consequently, where there is no likelihood that such a directorship will give rise to a conflict of interest, the boards will normally give their consent to the appointment. The executive is permitted to retain the fees earned.
     In the course of 2009 the following executives received fees from external appointments: Guy Elliott received US$124,000 (2008: US$89,000) and Sam Walsh A$120,000.00 (2008: A$10,000).
Company secretary remuneration
The executive remuneration policy applies to the company secretary of each of Rio Tinto plc and Rio Tinto Limited. They participate in the same performance- based remuneration arrangements as the executives. The individual performance- measures for the company secretaries’ STIP comprise Group and individual objectives. Their personal measures reflect the key responsibilities of the company secretarial role and include ensuring compliance with regulatory requirements, oversight of good corporate governance practice and the provision of corporate secretarial services.
EXECUTIVE SERVICE CONTRACTS
All executives have service contracts that can be terminated by the Company giving 12 months’ notice in writing, or immediately by paying base salary only in lieu of any unexpired notice period with the following exceptions: for Debra Valentine, the Company must provide six months’ notice in writing and for Jacynthe Côté where the 12 months’ notice includes salary and target bonus opportunity in line with typical market practice in Canada and her legacy Alcan Inc. contract.
Rio Tinto 2009 Form 20-F     113

     If termination is a result of a redundancy, then the terms of the relevant policy would apply in the same way it would apply to other local employees. In the case of involuntary termination, Jacynthe Côté would receive 24 months’ salary and bonus inclusive of notice as per her entitlement in her legacy Alcan Inc. contract.
     In the case of dismissal for cause, employment may be terminated by the Company without notice and without payment of any salary or compensation in lieu of notice. The annual bonus and outstanding awards under the long term incentive programme are forfeited.
     The rules of the STIP and the long term incentive plans cover any entitlements participants may have on termination. If termination is due to any reason besides cause or resignation, then participants are eligible to receive a pro-rata STIP paid based on the portion of the performance period worked. Options or performance shares will vest at the normal vesting date subject to performance against the performance condition. Options or performance shares held for less than 12 months at the date of termination are reduced pro-rata. MSP awards vest pro-rata upon termination. No awards vest if a participant resigns or is terminated for cause.
     Contractual entitlements to severance are not triggered by a change of control. All of the Company’s share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control on a pro-rata basis, subject to the satisfaction of any performance conditions at that time.
     From 1 November 2009, Grant Thorne stood down from the Executive committee and became a special adviser to undertake a knowledge transfer prior to his intended retirement on 1 November 2011. A new contract was entered into with Grant Thorne that continues his current employment conditions until his retirement on 1 November 2011.

		Date of	Notice period/	2010
Name	Position(s) held	appointment	Contract end date	Base salary

Executive directors

Tom Albanese	Chief executive	1-May-07	12 months	£907,500

Guy Elliott	Chief financial officer	19-Jun-02	12 months	£675,500

Dick Evans[1]	Special adviser ED & CEO Rio Tinto Alcan	1-Feb-09 25-Oct-07	31-Dec-09	N/A

Sam Walsh	ED & CEO Iron Ore and Australia CEO Iron Ore	5-Jun-09 1-Nov-04	12 months	A$1,475,000

Other members of executive committee

Hugo Bague	Group executive People & Organisation Support	1-Aug-07	12 months	£360,000

Preston Chiaro	Group executive Technology & Innovation CEO Energy & Minerals	1-Nov-09 15-Nov-07	12 months	US$725,000

Bret Clayton	Group executive Business Support & Operations CEO Copper & Diamonds	1-Nov-09 15-Nov-07	12 months	US$700,000

Jacynthe Côté	CEO Rio Tinto Alcan CEO Primary Metal RTA	1-Feb-09 25-Oct-07	12 months	US$825,000

Andrew Harding	CEO Copper CEO KUC	1-Nov-09 1-Nov-07	12 months	US$650,000

Keith Johnson				N/A

Harry Kenyon-Slaney	CEO Diamonds & Minerals MD RTI&T	1-Nov-09 1-Mar-07	12 months	£360,000

Doug Ritchie	CEO Energy MD Strategy	1-Nov-09 19-Nov-07	12 months	A$850,000

Grant Thorne	Special adviser Group executive Technology & Innovation	1-Nov-09 1-Jun-07	31-Oct-11	A$920,000

Debra Valentine	Group executive Legal & External Affairs	15-Jan-08	6 months	US$570,000

1.	Dick Evans was not entitled to receive any termination payment at the cessation of his contract on 31 December 2009.
CHAIRMAN AND NON EXECUTIVE DIRECTORS’ REMUNERATION
Remuneration policy
Chairman
The Remuneration committee determines the terms of service, including remuneration, of the chairman.
     It is Rio Tinto’s policy that the chairman should be remunerated on a competitive basis and at a level which reflects his contribution to the Group, as assessed by the board. The chairman is not present at any discussion regarding his own remuneration and he does not participate in the Group’s incentive plans or pension arrangements. The chairman receives a fixed fee and does not receive additional payment for committee membership or overseas travel.
Non executive directors
The Chairman’s committee comprising the chairman, the chief executive and the chief financial officer, annually reviews the level of non executive directors’ fees, including fees for committee work and overseas travel. Fees paid to non executive directors reflect their respective duties and responsibilities and the time required to be spent by them so as to make a meaningful and effective contribution to the affairs of Rio Tinto. Non executive directors receive a fixed annual fee comprising a base fee, committee membership or committee chairmanship fees, as applicable, and fees for attending meetings which involve medium or long distance air travel. Rio Tinto does not pay retirement benefits or allowances to non executive directors, nor do any of them participate in any of the Group’s incentive plans.
     The Chairman’s committee reviewed the non executive directors’ fees during 2009 to take account of market and related developments and made no increase to annual base fees or committee fees. The fees are detailed in the table on page 115.
Rio Tinto 2009 Form 20-F     114

Remuneration components
The table below sets out the annual fees payable to the chairman and the non executive directors in £/A$, as appropriate.
Remuneration paid during 2009
Details of each element of remuneration paid to the chairman and non executive directors during 2009 is set out in Table 1b non executive directors’ remuneration. No post employment, long term or termination payments were paid and no share based payments made. The total payments made to the chairman and non executive directors come within the maximum aggregate annual amount of £3 million set out in the Group’s constitutional documents and which was approved by shareholders at the 2009 annual general meetings.
Shareholding policy
In 2006, the board recommended that non executive directors be encouraged to build up a shareholding within three years of their appointment equal in value to one year of the base fee. To help facilitate this, the Group put in place a non executive directors’ share purchase plan through which non executive directors could elect to invest a proportion of their fees net of tax on a regular basis to acquire shares on the open market. Details of non executive directors’ share interests in the Group are set out in Table 3 on page 120.
Letters of appointment
Non executive directors have formal letters of appointment setting out their duties and responsibilities. These letters are available for inspection at Rio Tinto plc’s registered office, and at the annual general meeting. Each non executive director is appointed by the boards subject to their subsequent election and periodic re-election by shareholders as detailed on page 136. Ann Godbehere and Robert Brown were appointed with effect from 9 February 2010 and 1 April 2010 respectively and will stand for election at the 2010 annual general meetings. There are no provisions for compensation payable on termination of any non executive director’s appointment.
     Jim Leng was appointed as a non executive director and chairman designate on 14 January 2009. His letter of appointment provided for an annual fee upon his appointment as chairman of £650,000. In the interim period, his fee as a non executive director and chairman designate was set at 50 per cent of this amount. Jim Leng resigned from the board on 9 February 2009. No termination payments were payable and the amounts disclosed in Table 1b on page 119 reflect amounts paid for Jim Leng’s services during this period.
     Paul Skinner retired as chairman on 20 April 2009 and was succeeded by Jan du Plessis. Mr Skinner remained as an adviser to the board on his existing terms and conditions until 14 July 2009. The amounts shown Table 1b on page 119 reflect amounts paid to Paul Skinner until that date.
     Jan du Plessis’ letter of appointment stipulates his duties as chairman of the Group. His appointment may be terminated without liability on the part of Rio Tinto in accordance with the constitutional documents dealing with retirement by rotation, disqualification from office or other vacation from office. Otherwise his appointment may be terminated by giving 12 months’ notice. The chairman receives a base fee and no additional committee, attendance or travel fees. He is provided with a car and driver for business purposes, private medical insurance and participates in the Rio Tinto Medical Expenses Plan which Group employees are eligible to join. He is also covered under the Group’s accident policy. These are disclosed as benefits in Table 1 on page 119.

	As at 31 Dec 2009	As at 31 Dec 2008

Director fees
Non executive director base fee	£70,000/A$160,000	£70,000/A$160,000
Chairman’s fee	£700,000	£693,000
Senior independent director	£35,000	£35,000

Committee fees
Audit committee chairman	£30,000	£30,000
Audit committee member	£15,000/A$37,500	£15,000/A$37,500
Remuneration committee chairman	£20,000	£20,000
Remuneration committee member	£10,000/A$25,000	£10,000/A$25,000
Nominations committee member	£7,500	£7,500
Committee on social and environmental accountability chairman	£20,000	£20,000
Committee on social and environmental accountability member	£7,500/A$18,750	£7,500/A$18,750

Overseas meeting allowances
Long distance (flights over 10 hours per journey)	£4,000/A$10,000	£4,000/A$10,000
Medium distance (flights of 5-10 hours per journey)	£2,000/A$5,000	£2,000/A$5,000

Auditable information
Under Schedule 8 of the Large and Medium sized Companies and Groups (Accounts and Reports) Regulations 2008, the information included in respect of the non executive directors and the directors’ short term employee benefits and termination benefits in Tables 1a and 1b, and the information included in respect of the directors accrued benefits, transfer values and defined contribution pension in Table 2, Tables 4a and 4b and Table 5 are all auditable.
     The Australian Securities and Investments Commission issued an order dated 27 January 2006 (and amended on 22 December 2006) under which the information included in the Remuneration report to comply with paragraph 25 of Australian Accounting Standard AASB 124 “Related Party Disclosures” (relating to “key management personnel” compensation) is also auditable. This information comprises Tables 1, (executive and non executive directors set out in Table 1a and 1b respectively), 3,
Rio Tinto 2009 Form 20-F     115

4 and 5 and the disclosures provided under the headings executive remuneration and chairman and non executive director remuneration.
Annual general meetings
Shareholders will be asked to vote on this Remuneration report at the Companies’ 2010 annual general meetings.
By order of the board
Ben Mathews
Secretary
Remuneration committee
5 March 2010
Rio Tinto 2009 Form 20-F     116

Table 1a — Executives’ remuneration

	Short term benefits			Other			Long term benefits
				cash
				based
				benefits[3]

							Value of share based awards[6]
	Year	Base	Cash		Non	Total	Other long	Deferred	CCA[8]	MCCP
		salary	bonus[2]		monetary	short term	term benefits	shares[7]
					benefits[4]	benefits[5]

Stated in US$’000[1]
Executive directors

Tom Albanese	2009	1,421	947	8	323	2,699	—	186	—	3,915
	2008	1,664	—	10	329	2,003	—	169	—	(2,837)

Guy Elliott	2009	1,057	888	24	168	2,137	—	122	—	2,862
	2008	1,239	—	28	166	1,433	—	111	—	(2,518)

Dick Evans	2009	1,500	5,491	—	422	7,413	—	505	—	4,013
	2008	1,500	1,350	—	413	3,263	—	139	—	48

Sam Walsh	2009	1,167	1,170	71	20	2,428	—	184	—	2,697
	2008	1,245	—	77	37	1,359	—	163	—	(2,434)

Other key management personnel

Hugo Bague	2009	564	752	139	210	1,665	—	36	59	344
	2008	663	462	107	216	1,448	—	32	—	8

Preston Chiaro	2009	725	390	83	492	1,690	—	125	—	2,265
	2008	714	—	21	693	1,428	—	110	—	(2,092)

Bret Clayton	2009	700	534	—	444	1,678	—	34	—	1,486
	2008	680	—	—	651	1,331	—	30	—	(698)

Jacynthe Côté	2009	813	2,226	—	27	3,066	—	60	97	556

Andrew Harding	2009	421	596	—	298	1,315	—	26	47	415

Keith Johnson	2009	383	287	78	19	767	—	—	—	2,340
	2008	774	317	24	30	1,145	—	—	—	(1,655)

Harry Kenyon-Slaney	2009	418	362	77	61	918	—	37	41	455

Doug Ritchie	2009	581	986	23	2	1,592	—	31	57	756

Grant Thorne	2009	728	593	4	1	1,326	—	60	74	1,232
	2008	773	178	4	1	956	—	52	—	(763)

Debra Valentine	2009	570	468	—	543	1,581	—	50	67	203
	2008	548	146	—	721	1,415	—	43	—	18

Notes to Table 1a

1.	The total remuneration is reported in US dollars. The amounts can be converted into sterling at the rate of US$1 = £0.6389, into Australian dollars at the rate of US$1 = A$1.2637 or alternatively into Canadian dollars at the rate of US$1 = C$1.13740, each being the average exchange rate for 2009. The annual cash bonus is payable under the STIP and this may be converted at the 2009 year end exchange rate of US$1 = £0.6222 to ascertain the sterling equivalent, US$1 = A$1.1179 to calculate the Australian dollar value or alternatively, US$1=C$1.0546 to calculate the Canadian dollar value. The 2009 figures reported in this table are less than the 2008 figures due to exchange rate variation.
2.	‘Cash bonus’ includes STIP and other special one-off bonuses as described in the Remuneration report on page 101 to 116. It includes a retention payment for Andrew Harding, Hugo Bague, Doug Ritchie and Harry Kenyon-Slaney. For Jacynthe Côté, it also includes the 2007 Alcan LTI payout and the COC award payment. For Doug Ritchie, it also includes a one-off recognition award cash payment.
3.	‘Other cash based benefits’ include cash in lieu of a car and fuel and cash in lieu of holiday. For Hugo Bague and Harry Kenyon-Slaney, it also includes a cash supplement equal to 20 per cent of the amount by which their ‘Contributory Salary’ exceeds the ‘Earning Cap’ as defined in the Rio Tinto Pension Fund. Cash in lieu of company share dividend payments is included for Hugo Bague.
4.	‘Non monetary benefits’ for executives include healthcare, the provision of a car, flexible perquisites and secondment costs comprising housing, education, professional advice, tax equalisation and relocation payments made to and on behalf of executives living outside their home country. For Harry Kenyon-Slaney and Andrew Harding, it includes a 2008 tax payable that was paid by the Company in 2009. For Tom Albanese and Guy Elliott, it includes the cost of spouse travel and the value of company provided transport. Rio Tinto provides accident cover for employee members of the Rio Tinto Pension Fund. Some of the executive directors and key management personnel are members of the Rio Tinto Pension Fund; the total premium paid in 2009 was US$7,827.
5.	‘Total short term benefits’ represents the short term benefits total required by the UK Companies Act 2006 and total remuneration under the Australian Corporations Act 2001 and applicable accounting standards.
6.	The value of share based awards has been determined in accordance with the recognition and measurement requirements of IFRS2 “Share-based Payment”. The fair value of awards granted under the Share Option Plan (SOP), the Management Share Plan (MSP), the Bonus Deferral Plan (BDP) and the Share Savings Plan (SSP) have been calculated at their dates of grant using an independent lattice-based option valuation model provided by external consultants, Lane Clark and Peacock LLP Some of these awards will be settled in cash, rather than the transfer of shares, and so the fair value of these cash settled awards has been calculated based on Rio Tinto’s share price at 31 December 2009. The fair value of awards granted under the Mining Companies Comparative Plan (the MCCP) has been calculated using a Monte Carlo valuation model based on the market price of shares and their relative TSR performance at 31 December 2009. Over 2009, the increase in Rio Tinto’s share price, has led to a significant increase in the value attached to the MCCP under the IFRS2 accounting standard. Further details of the valuation methods and assumptions used for these awards are included in note 49 (Share Based Payments) in the 2009 financial statements. The fair value of other share based awards is measured at the purchase cost of the shares from the market. The non executive directors do not participate in the long term incentive share schemes.
7.	‘Deferred shares’ represents the deferral of the 2008 bonus under STIP into Rio Tinto shares.
8.	‘CCA (Company Contributed Awards)’ represents the shares provided to employees below the executive directors and PGCEO level under the 2008 bonus deferral programme to provide and enhance retention.
Rio Tinto 2009 Form 20-F     117

Table 1a — Executives’ remuneration (continued)

	Long term benefits
	Value of share based awards[6]				Post employment benefits[10]

						Other post			Currency[11]
					Pension and	employment	Termination	Total	of actual
Stated in US$'000[1]	Year	MSP	SOP	Others[9]	superannuation	benefits	benefits	remuneration	payment

Executive directors

Tom Albanese	2009	—	1,179	4	1,056	—	—	9,039	£
	2008	—	1,327	5	1,443	—	—	2,110	£

Guy Elliott	2009	—	691	5	389	—	—	6,206	£
	2008	—	840	9	534	—	—	409	£

Dick Evans	2009	—	1,838	—	342	—	—	14,111	US$/C$
	2008	—	621	—	338	—	—	4,409	US$

Sam Walsh	2009	—	636	—	313	—	—	6,258	A$
	2008	—	718	4	327	—	—	137	A$

Other key management personnel

Hugo Bague	2009	341	39	2	41	—	—	2,527	£
	2008	835	44	3	46	—	—	2,416	£

Preston Chiaro	2009	—	550	1	218	—	—	4,849	US$
	2008	—	717	2	177	8	—	350	US$

Bret Clayton	2009	—	494	1	129	1	—	3,823	US$
	2008	—	484	1	79	2	—	1,229	US$

Jacynthe Côté	2009	990	75	—	364	3	—	5,211	US$/C$

Andrew Harding	2009	144	36	3	67	—	—	2,053	US$

Keith Johnson	2009	—	689	2	158	—	1,357	5,313	£
	2008	—	551	8	384	—	—	433	£

Harry Kenyon-Slaney	2009	114	44	1	88	—	—	1,698	£

Doug Ritchie	2009	247	69	3	164	—	—	2,919	A$

Grant Thorne	2009	280	101	3	188	—	—	3,264	A$
	2008	125	136	3	195	—	—	704	A$

Debra Valentine	2009	427	29	1	163	8	—	2,529	US$
	2008	281	—	—	123	8	—	1,888	US$

9.	‘Others’ include the Share Savings Plan and Share Ownership Plan as described in the section on other share awards on page 107.
10.	The costs shown for defined benefit pension plans and post retirement medical benefits are the service costs attributable to the individual, calculated in accordance with IAS19. The cost for defined contribution plans is the amount for Dick Evans, contributed in the year by the Company. American PGCEOs enjoy a Company matching of personal contribution for shares under the 401K arrangements up to a maximum of US $14,700 for: Preston Chiaro, Bret Clayton and Debra Valentine.
11.	For Jacynthe Côté and Dick Evans, base salary is paid in US dollars. All other short term benefits received are paid in Canadian Dollars.
Rio Tinto 2009 Form 20-F     118

Table 1b — Non executive directors’ remuneration

			Short term benefits

			Other cash based	Non monetary	Total	Currency of
Stated in US$'000[1]	Year	Fees	benefits[2]	benefits[3]	remuneration[4]	actual payment

Chairman

Jan du Plessis	2009	808	—	37	845	£
	2008	53	—	—	53	£

Non executive directors

Sir David Clementi	2009	172	9	—	181	£
	2008	196	7	2	205	£

Vivienne Cox	2009	133	9	—	142	£
	2008	158	7	21	186	£

Sir Rod Eddington	2009	143	29	—	172	A$
	2008	155	24	11	190	A$

Michael Fitzpatrick	2009	162	29	—	191	A$
	2008	175	24	2	201	A$

Yves Fortier	2009	133	22	—	155	£
	2008	158	26	37	221	£

Richard Goodmanson	2009	157	13	6	176	£
	2008	186	26	15	227	£

Andrew Gould	2009	200	—	—	200	£
	2008	231	11	—	242	£

Lord Kerr	2009	168	9	—	177	£
	2008	200	11	54	265	£

Jim Leng	2009	37	—	13	50	£

David Mayhew	2009	197	—	—	197	£
	2008	158	7	26	191	£

Paul Skinner	2009	584	14	82	680	£
	2008	1,310	31	197	1,538	£

Paul Tellier	2009	149	22	—	171	£
	2008	177	22	41	240	£

Notes to Table 1b
1.	The total remuneration is reported in US dollars. The amounts can be converted into sterling at the rate of US$1 = £0.6389 or alternatively into Australian dollars at the rate of US$1 = A$1.2637, each being the average exchange rate for 2009. The 2009 figures reported in this table are less than the 2008 figures due to exchange rate variation.
2.	The ‘Other cash based benefits’ for non executive directors comprise overseas meeting allowances. The values of car and fuel allowances are included for Paul Skinner.
3.	‘Non monetary benefits’ include for Jim Leng the cost of accompanied travel in 2009. For Richard Goodmanson, it includes the value of professional advice received. For Paul Skinner and Jan du Plessis, it includes the value of company provided transport and medical insurance premiums. The value of a retirement gift is also included for Paul Skinner. Rio Tinto plc provides accident cover for non executive directors; the total premium paid in 2009 was US$6,418.
4.	Represents short term benefits total required under the UK Companies Act 2006 and total remuneration under Australian Corporations Act 2001 and applicable accounting standards.
Table 2 — Directors’ pension entitlements (as at 31 December 2009)
Defined Benefit pensions

			Accrued benefits			Transfer values

	Age	Years of	At 31	At 31	Change in	Change in	At 31	At 31	Change,	Transfer
		service	Dec	Dec	accrued	accrued	Dec	Dec	net of	value of
		completed	2008	2009	benefits	Benefit	2008	2009	personal	change in
					during the	net of			contributi	accrued
					year	inflation[1]			-ons	Benefit
					ended 31					net of
					Dec 2009					inflation[1]

			£’000 pa	£’000 pa	£’000 pa	£’000 pa	£’000	£’000	£’000	£’000
			pension	pension	pension	pension

UK Directors

Tom Albanese [2,3,4]	52	28	286	336	50	43	2,836	4,060	1,224	692
Guy Elliott [3]	54	29	434	456	22	12	6,728	7,706	978	196

			A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
			lump sum	lump sum	lump sum	lump sum

Australian Director

Sam Walsh	60	18	4,904	5,203	299	237	4,904	5,203	218	237

Notes to Table 2

1.	Price inflation is calculated as the increase in the relevant retail or consumer price index over the year to 31 December 2009, except for Australia where a September to September change is used.
2.	Tom Albanese became a director of Rio Tinto plc and Rio Tinto Limited with effect from 7 March 2006. He accrued pension benefits in the US plans for service up to 30 June 2006, and is accruing benefits under the UK fund for subsequent service.
3.	The transfer value of benefits in the UK plans is calculated in a manner consistent with “Retirement Benefit Schemes — Transfer Values (GN11)” published by the Institute of Actuaries and the Faculty of Actuaries.
4.	The transfer value of benefits in the US plans is represented by the Accumulated Benefit Obligation calculated on the accounting assumptions used for the Group’s post-retirement benefits disclosures.
Rio Tinto 2009 Form 20-F     119

Table 2 — Directors’ pension entitlements (as at 31 December 2009) (continued)
Defined contribution pensions

			Company Contributions

	Age	Years of service completed	Year to 31 Dec 2008 US$’000	Year to 31 Dec 2009 US$’000

UK Director

Dick Evans[5]	62	2	338	342
			A$’000	A$’000

Australian Director

Sam Walsh	60	18	54	59

Notes to Table 2

5.	Dick Evans became a director of Rio Tinto plc and Rio Tinto Limited with effect from 25 October 2007 and has a UK unfunded Defined contribution Benefit. He also participated in the Alcan Employee Savings Plan. He ceased to be an executive director on 20 April 2009 and retired on 31 December 2009.
Table 3 — Directors’ and executives’ beneficial interests in Rio Tinto shares

	Rio Tinto plc			Rio Tinto Limited			Movements
	1 Jan	31 Dec	14 May	1 Jan	31 Dec	14 May	Exercise of	Compensation[4]	Other[5]
	2009[1]	2009[2]	2010[2]	2009[1]	2009	2010[2]	options[3]

Directors
Tom Albanese [6,7]	57,176	129,438	227,798	—	—	—	276,059	54,094	(159,531)
Robert Brown	n/a	n/a	2,200	—	—	—	—	—	2,200
Sir David Clementi	454	1,024	1,173	—	—	—	—	—	719
Vivienne Cox	826	2,912	2,912	—	—	—	—	—	2,086
Jan du Plessis	—	30,000	30,000	—	—	—	—	—	30,000
Sir Rod Eddington	—	—		—	—	—	—	—	—
Guy Elliott [7]	60,771	95,099	96,384	—	—	—	34,431	19,795	(18,613)
Dick Evans	—	40,000	n/a	—	—	—	—	—	40,000
Michael Fitzpatrick	—	—	—	2,100	6,252	6,252	—	—	4,152
Yves Fortier	—	2,697	3,045	—	—	—	—	—	3,045
Ann Godbehere			—			—			—
Richard Goodmanson	2,307	4,990	5,646	—	—	—	—	—	3,339
Andrew Gould[7]	1,077	1,642	2,642	—	—	—	—	—	1,565
Lord Kerr	3,000	12,000	12,000	—	—	—	—	—	9,000
Jim Leng	—	—	n/a	—	—	—	—	—	—
David Mayhew	2,500	3,812	3,812	—	—	—	—	—	1,312
Paul Skinner	5,795	9,920	N/A	—	—	—	—	—	4,125
Paul Tellier	—	10,396	10,956	—	—	—	—	—	10,956
Sam Walsh	—	—	—	43,033	66,950	66,950	601	16,132	7,184

Executives
Hugo Bague [7]	5,950	16,296	16,383	—	—	—	—	7,282	3,151
Preston Chiaro [6]	64,849	79,776	90,989	—	—	—	207,507	11,102	(192,469)
Bret Clayton [6]	8,502	18,927	22,470	—	—	—	197	7,441	6,330
Jacynthe Côté	—	—	2,760	—	—	—	—	2,760	—
Andrew Harding	—	—	—	5,184	5,184	8,802	21,331	5,212	(22,925)
Harry Kenyon-Slaney	15,802	15,818	15,941	—	—	—	—	6,742	(6,603)
Keith Johnson	25,330	25,346	n/a	—	—	—	—	16	—
Doug Ritchie	—	—	—	6,825	6,825	15,595	455	8,532	(217)
Grant Thorne	—	—	—	7,213	25,016	n/a	22,560	8,883	(13,640)
Debra Valentine	—	—	2,800	—	—	—	—	—	2,800

Notes to Table 3

1.	Or date of appointment, if later.
2.	Or date of retirement, or resignation or at date no longer a KMP, if earlier.
3.	Shares obtained through the exercise of options under the Rio Tinto Share Savings Plan or the Rio Tinto Share Option Plan. The number of shares retained may differ from the number of options exercised.
4.	Shares obtained through the Rio Tinto Share Ownership Plan and / or vesting of awards under the Mining Companies Comparative Plan or Management Share Plan.
5.	Share movements due to sale or purchase of shares, shares received under the Dividend Reinvestment Plan, shares purchased / sold through the Rio Tinto America Savings Plan or non executive directors share purchase plan.
6.	The shareholdings of Tom Albanese, Preston Chiaro and Bret Clayton include Rio Tinto plc ADRs held through the Rio Tinto America Savings Plan.
7.	The balances at 31 December 2008 for the following individuals were understated in the 2008 Remuneration report: Tom Albanese by 97 Rio Tinto plc shares; Hugo Bague by 50 Rio Tinto plc shares; Guy Elliott by 52 Rio Tinto plc shares and Andrew Gould by 77 Rio Tinto plc shares.
Rio Tinto 2009 Form 20-F     120

Table 4a — Executives with awards under long term incentive plans 2009

	Conditional	Market	1 Jan	Awarded	Rights Issue	Lapsed/	Vested	31 Dec	Performance	Date of	Market	Monetary
	award	price at	2009[1]		adjustment	cancelled		2009[2]	period	vesting	price at	value of
	granted	award			or Top Up				concludes		vesting	vested
					(Jul-09)							award
												US$’000

Rio Tinto plc Bonus Deferral Plan

Tom Albanese[9]	17-Mar-09	£19.82	—	23,361	4,917	—	—	28,278	30-Dec-11

Hugo Bague[10]	17-Mar-09	£19.82	—	1,917	403	—	—	2,320	30-Dec-10
	17-Mar-09	£19.82	—	1,917	404	—	—	2,321	30-Dec-11
	17-Mar-09	£19.82	—	2,248	473	—	—	2,721	30-Dec-10
	17-Mar-09	£19.82	—	2,249	473	—	—	2,722	30-Dec-11

Preston Chiaro[9]	17-Mar-09	£19.82	—	15,764	3,318	—	—	19,082	30-Dec-11

Bret Clayton[9]	17-Mar-09	£19.82	—	4,320	909	—	—	5,229	30-Dec-11

Jacynthe Côté[10]	17-Mar-09	£19.82	—	3,183	670	—	—	3,853	30-Dec-10
(Disclosure	17-Mar-09	£19.82	—	3,183	670	—	—	3,853	30-Dec-11
from 1/2/09)	17-Mar-09	£19.82	—	3,708	780	—	—	4,488	30-Dec-10
	17-Mar-09	£19.82	—	3,709	781	—	—	4,490	30-Dec-11

Guy Elliott[9]	17-Mar-09	£19.82	—	15,402	3,242	—	—	18,644	30-Dec-11

Dick Evans[9]	17-Mar-09	£19.82	—	19,925	—	—	—	19,925	30-Dec-11
(Disclosure
to 20/4/09)

Harry Kenyon-Slaney[10]	17-Mar-09	£19.82	2,396	—	—	—	—	2,396	30-Dec-10
(Disclosure	17-Mar-09	£19.82	2,396	—	—	—	—	2,396	30-Dec-11
from 1/11/09)	17-Mar-09	£19.82	1,888	—	—	—	—	1,888	30-Dec-10
	17-Mar-09	£19.82	1,888	—	—	—	—	1,888	30-Dec-11

Debra Valentine[10]	17-Mar-09	£19.82	—	2,630	553	—	—	3,183	30-Dec-10
	17-Mar-09	£19.82	—	2,630	554	—	—	3,184	30-Dec-11
	17-Mar-09	£19.82	—	2,562	539	—	—	3,101	30-Dec-10
	17-Mar-09	£19.82	—	2,563	539	—	—	3,102	30-Dec-11

Rio Tinto Limited Bonus Deferral Plan

Andrew Harding[10]	17-Mar-09	A$52.01	1,112	—	—	—	—	1,112	30-Dec-10
(Disclosure	17-Mar-09	A$52.01	1,113	—	—	—	—	1,113	30-Dec-11
from 1/11/09)	9-Jul-09	A$47.60	234	—	—	—	—	234	30-Dec-10
	9-Jul-09	A$47.60	234	—	—	—	—	234	30-Dec-11
	17-Mar-09	A$52.01	1,486	—	—	—	—	1,486	30-Dec-10
	17-Mar-09	A$52.01	1,486	—	—	—	—	1,486	30-Dec-11
	9-Jul-09	A$47.60	312	—	—	—	—	312	30-Dec-10
	9-Jul-09	A$47.60	313	—	—	—	—	313	30-Dec-11

Doug Ritchie[10]	17-Mar-09	A$52.01	1,368	—	—	—	—	1,368	30-Dec-10
(Disclosure	17-Mar-09	A$52.01	1,368	—	—	—	—	1,368	30-Dec-11
from 1/11/09)	9-Jul-09	A$47.60	287	—	—	—	—	287	30-Dec-10
	9-Jul-09	A$47.60	288	—	—	—	—	288	30-Dec-11
	17-Mar-09	A$52.01	1,800	—	—	—	—	1,800	30-Dec-10
	17-Mar-09	A$52.01	1,801	—	—	—	—	1,801	30-Dec-11
	9-Jul-09	A$47.60	379	—	—	—	—	379	30-Dec-10
	9-Jul-09	A$47.60	379	—	—	—	—	379	30-Dec-11

Grant Thorne[10]	17-Mar-09	A$52.01	—	2,591	—	—	—	2,591	30-Dec-10
(Disclosure	17-Mar-09	A$52.01	—	2,592	—	—	—	2,592	30-Dec-11
to 31/10/09)	9-Jul-09	A$47.60	—	—	545	—	—	545	30-Dec-10
	9-Jul-09	A$47.60	—	—	546	—	—	546	30-Dec-11
	17-Mar-09	A$52.01	—	2,320	—	—	—	2,320	30-Dec-10
	17-Mar-09	A$52.01	—	2,320	—	—	—	2,320	30-Dec-11
	9-Jul-09	A$47.60	—	—	488	—	—	488	30-Dec-10
	9-Jul-09	A$47.60	—	—	488	—	—	488	30-Dec-11

Sam Walsh[9]	17-Mar-09	A$52.01	—	19,022	—	—	—	19,022	30-Dec-11
	9-Jul-09	A$47.60	—	—	4,004	—	—	4,004	30-Dec-11

Rio Tinto plc Mining Companies Comparative Plan

Tom Albanese	7-Mar-06	£26.30	45,007	—	9,473	—	—	54,480	31-Dec-09
	13-Mar-07	£26.81	44,124	—	9,288	—	—	53,412	31-Dec-10
	10-Mar-08	£52.58	49,040	—	10,322	—	—	59,362	31-Dec-11
	17-Mar-09	£19.82	—	39,669	8,350	—	—	48,019	31-Dec-12

Hugo Bague	13-Mar-07	£26.81	6,035	—	1,270	—	—	7,305	31-Dec-10
	10-Mar-08	£52.58	11,672	—	2,456	—	—	14,128	31-Dec-11

Preston Chiaro	7-Mar-06	£26.30	34,182	—	7,195	—	—	41,377	31-Dec-09
	13-Mar-07	£26.81	25,679	—	5,405	—	—	31,084	31-Dec-10
	10-Mar-08	£52.58	19,569	—	4,119	—	—	23,688	31-Dec-11
	17-Mar-09	£19.82	—	17,269	3,635	—	—	20,904	31-Dec-12

Bret Clayton	7-Mar-06	£26.30	10,767	—	2,266	—	—	13,033	31-Dec-09
	13-Mar-07	£26.81	22,566	—	4,750	—	—	27,316	31-Dec-10
	10-Mar-08	£52.58	18,894	—	3,977	—	—	22,871	31-Dec-11
	17-Mar-09	£19.82	—	16,673	3,509	—	—	20,182	31-Dec-12

Jacynthe Côté	10-Mar-08	£52.58	18,422	—	3,877	—	—	22,299	31-Dec-11
(Disclosure	17-Mar-09	£19.82	—	19,651	4,136	—	—	23,787	31-Dec-12
from 1/2/09)

Guy Elliott	7-Mar-06	£26.30	40,670	—	8,561	—	—	49,231	31-Dec-09
	13-Mar-07	£26.81	30,837	—	6,491	—	—	37,328	31-Dec-10
	10-Mar-08	£52.58	25,552	—	5,378	—	—	30,930	31-Dec-11
	17-Mar-09	£19.82	—	29,528	6,215	—	—	35,743	31-Dec-12

Dick Evans	10-Mar-08	£52.58	40,489	—	—	—	—	40,489	31-Dec-11
(Disclosure	17-Mar-09	£19.82	—	35,729	—	—	—	35,729	31-Dec-12
to 20/4/09)

Keith Johnson	7-Mar-06	£26.30	26,508	—	—	—	—	26,508	31-Dec-09
(Disclosure	13-Mar-07	£26.81	19,805	—	—	—	—	19,805	31-Dec-10
to 1/2/09)	10-Mar-08	£52.58	15,887	—	—	—	—	15,887	31-Dec-11

Harry Kenyon-Slaney	7-Mar-06	£26.30	6,028	—	—	—	—	6,028	31-Dec-09
(Disclosure	13-Mar-07	£26.81	8,514	—	—	—	—	8,514	31-Dec-10
from 1/11/09)	10-Mar-08	£52.58	7,210	—	—	—	—	7,210	31-Dec-11

Debra Valentine	10-Mar-08	£52.58	11,539	—	2,428	—	—	13,967	31-Dec-11

Rio Tinto 2009 Form 20-F      121

Table 4a — Executives with awards under long term incentive plans 2009 (continued)

	Conditional	Market	1 Jan	Awarded	Rights issue	Lapsed/	Vested	31 Dec	Performance	Date of	Market	Monetary
	award	price at	2009[1]		adjustment	cancelled		2009[2]	period	vesting	price at	value of
	granted	award			or Top Up				concludes		vesting	vested
					(Jul-09)							award
												US$’000

Rio Tinto Limited Mining Companies Comparative Plan

Andrew Harding	7-Mar-06	A$69.60	5,253	—	—	—	—	5,253	31-Dec-09
(Disclosure	9-Jul-09	A$47.60	1,105	—	—	—	—	1,105	31-Dec-09
from 1/11/09)	13-Mar-07	A$74.50	3,777	—	—	—	—	3,777	31-Dec-10
	9-Jul-09	A$47.60	795	—	—	—	—	795	31-Dec-10
	10-Mar-08	A$126.48	6,485	—	—	—	—	6,485	31-Dec-11
	9-Jul-09	A$47.60	1,365	—	—	—	—	1,365	31-Dec-11

Doug Ritchie	7-Mar-06	A$69.60	7,308	—	—	—	—	7,308	31-Dec-09
(Disclosure	9-Jul-09	A$47.60	1,538	—	—	—	—	1,538	31-Dec-09
from 1/11/09)	13-Mar-07	A$74.50	10,200	—	—	—	—	10,200	31-Dec-10
	9-Jul-09	A$47.60	2,147	—	—	—	—	2,147	31-Dec-10
	10-Mar-08	A$126.48	8,691	—	—	—	—	8,691	31-Dec-11
	9-Jul-09	A$47.60	1,829	—	—	—	—	1,829	31-Dec-11

Grant Thorne	7-Mar-06	A$69.60	14,568	—	—	—	—	14,568	31-Dec-09
(Disclosure	9-Jul-09	A$47.60	—	—	3,066	—	—	3,066	31-Dec-09
to 31/10/09)	13-Mar-07	A$74.50	13,037	—	—	—	—	13,037	31-Dec-10
	9-Jul-09	A$47.60	—	—	2,744	—	—	2,744	31-Dec-10
	10-Mar-08	A$126.48	16,658	—	—	—	—	16,658	31-Dec-11
	9-Jul-09	A$47.60	—	—	3,506	—	—	3,506	31-Dec-11

Sam Walsh	7-Mar-06	A$69.60	33,655	—	—	—	—	33,655	31-Dec-09
	9-Jul-09	A$47.60	—	—	7,084	—	—	7,084	31-Dec-09
	13-Mar-07	A$74.50	25,103	—	—	—	—	25,103	31-Dec-10
	9-Jul-09	A$47.60	—	—	5,284	—	—	5,284	31-Dec-10
	10-Mar-08	A$126.48	21,366	—	—	—	—	21,366	31-Dec-11
	9-Jul-09	A$47.60	—	—	4,497	—	—	4,497	31-Dec-11
	17-Mar-09	A$52.01	—	26,670	—	—	—	26,670	31-Dec-12
	9-Jul-09	A$47.60	—	—	5,614	—	—	5,614	31-Dec-12

Rio Tinto plc Management Share Plan

Hugo Bague	9-Sep-07	£35.94	10,000	—	2,105	—	12,105	—	31-Jul-09	1-Aug-09	£26.10	495
	10-Mar-08	£52.58	1,509	—	317	—	—	1,826	31-Dec-10
	17-Mar-09	£19.82	—	13,853	2,916	—	—	16,769	31-Dec-11

Jacynthe Côté	10-Mar-08	£52.58	6,028	—	1,268	—	—	7,296	25-Oct-10
(Disclosure	17-Mar-09	£19.82	—	4,513	949	—	—	5,462	1-Feb-10
from 1/2/09)	17-Mar-09	£19.82	—	4,513	950	—	—	5,463	1-Feb-11

Harry Kenyon-Slaney	13-Mar-07	£26.81	3,026	—	—	—	—	3,026	31-Dec-09
(Disclosure	10-Mar-08	£52.58	932	—	—	—	—	932	31-Dec-10
from 1/11/09)	17-Mar-09	£19.82	7,403	—	—	—	—	7,403	31-Dec-11

Debra Valentine	10-Mar-08	£52.58	1,504	—	316	—	—	1,820	31-Dec-10
	10-Mar-08	£52.58	5,000	—	1,052	—	—	6,052	15-Jan-11
	10-Mar-08	£52.58	5,000	—	1,053	—	—	6,053	15-Jan-12
	17-Mar-09	£19.82	—	15,785	3,322	—	—	19,107	31-Dec-11

Rio Tinto Limited Management Share Plan

Andrew Harding	13-Mar-07	A$74.50	1,250	—	—	—	—	1,250	31-Dec-09
(Disclosure	9-Jul-09	A$47.60	263	—	—	—	—	263	31-Dec-09
from 1/11/09)	10-Mar-08	A$126.48	837	—	—	—	—	837	31-Dec-10
	9-Jul-09	A$47.60	176	—	—	—	—	176	31-Dec-10
	17-Mar-09	A$52.01	8,490	—	—	—	—	8,490	31-Dec-11
	9-Jul-09	A$47.60	1,787	—	—	—	—	1,787	31-Dec-11

Doug Ritchie	13-Mar-07	A$74.50	2,750	—	—	—	—	2,750	31-Dec-09
(Disclosure	9-Jul-09	A$47.60	578	—	—	—	—	578	31-Dec-09
from 1/11/09)	10-Mar-08	A$126.48	1,252	—	—	—	—	1,252	31-Dec-10
	9-Jul-09	A$47.60	263	—	—	—	—	263	31-Dec-10
	17-Mar-09	A$52.01	8,572	—	—	—	—	8,572	31-Dec-11
	9-Jul-09	A$47.60	1,804	—	—	—	—	1,804	31-Dec-11
	14-Sep-09	A$58.05	9,879	—	—	—	—	9,879	31-Dec-11

Grant Thorne	13-Mar-07	A$74.50	2,750	—	—	—	—	2,750	31-Dec-09
(Disclosure	9-Jul-09	A$47.60	—	—	578	—	—	578	31-Dec-09
to 31/10/09)	10-Mar-08	A$126.48	2,056	—	—	—	—	2,056	31-Dec-10
	9-Jul-09	A$47.60	—	—	432	—	—	432	31-Dec-10
	17-Mar-09	A$52.01	—	14,293	—	—	—	14,293	31-Dec-11
	9-Jul-09	A$47.60	—	—	3,008	—	—	3,008	31-Dec-11

Notes to Tables 4a and 4b
1.	Or at date of appointment, if later. Balances relate to awards granted for service prior to being designated a KMP for remuneration report disclosure purposes.
2.	Or at date of resignation, or at date no longer a KMP, if earlier.
3.	Awards denominated in pounds sterling were for Rio Tinto plc ordinary shares of 10p each and awards denominated in Australian dollars were for Rio Tinto Limited shares.
4.	The weighted fair value per share of conditional awards granted in 2009 was as follows: Bonus Deferral Plan was £17.32 (adjusted for rights issue) for Rio Tinto plc and A$41.75 (adjusted for rights issue) for Rio Tinto Limited; Mining Companies Comparative Plan was £13.56 (adjusted for rights issue) for Rio Tinto plc and A$32.74 (adjusted for rights issue) for Rio Tinto Limited; Management Share Plan was £17.32 (March 2009 grant as adjusted for rights issue) and £26.17 (September 2009 grant) for Rio Tinto plc and A$41.77 (March 2009 grant as adjusted for rights issue) and A$59.15 (September 2009 grant) for Rio Tinto Limited.
5.	Conditional awards are awarded at no cost to the recipient and no amount remains unpaid on any shares granted.
6.	The transaction value shown is based on share price being the respective closing prices for Rio Tinto plc and Rio Tinto Limited shareson date of election.
7.	The amount in US dollars has been converted from sterling at the rate of £1 = US1.5652 and Australian dollars at the rate of A$1 = US$0.7913, being the average exchange rate for 2009 used elsewhere in this Annual report.
8.	For information on the rights issue please see “Other remuneration disclosures” in the Remuneration report.
9.	100 per cent of the 2008 bonus under STIP was deferred into Rio Tinto shares.
10.	50 per cent of the 2008 bonus under STIP was deferred into Rio Tinto shares which vests equally in 2010 and 2011. In addition, a Company Contribution Award was made which vests equally in 2010 and 2011.
Rio Tinto 2009 Form 20-F      122

Table 4b — Executives with awards under long term incentive plans 2010

	Conditional	Market	1 Jan	Awarded	Lapsed/	Dividend	Vested	14 May	Date of	Market	Monetary
	award	price at	2010[1]		cancelled	shares		2010[2]	vesting	price at	value of
	granted	award				entitlement				vesting	vested
											award
											US$’000

Rio Tinto plc Bonus Deferral Plan

Tom Albanese[9]	17-Mar-09	£19.82	28,278	—	—	—	—	28,278

Hugo Bague[10]	17-Mar-09	£19.82	2,320	—	—	—	—	2,320
	17-Mar-09	£19.82	2,321	—	—	—	—	2,321
	17-Mar-09	£19.82	2,721	—	—	—	—	2,721
	17-Mar-09	£19.82	2,722	—	—	—	—	2,722

Preston Chiaro[9]	17-Mar-09	£19.82	19,082	—	—	—	—	19,082

Bret Clayton[9]	17-Mar-09	£19.82	5,229	—	—	—	—	5,229

Jacynthe Côté[10]	17-Mar-09	£19.82	3,853	—	—	—	—	3,853
	17-Mar-09	£19.82	3,853	—	—	—	—	3,853
	17-Mar-09	£19.82	4,488	—	—	—	—	4,488
	17-Mar-09	£19.82	4,490	—	—	—	—	4,490

Guy Elliott[9]	17-Mar-09	£19.82	18,644	—	—	—	—	18,644

Harry Kenyon-Slaney[10]	17-Mar-09	£19.82	2,396	—	—	—	—	2,396
	17-Mar-09	£19.82	2,396	—	—	—	—	2,396
	17-Mar-09	£19.82	1,888	—	—	—	—	1,888
	17-Mar-09	£19.82	1,888	—	—	—	—	1,888

Debra Valentine[10]	17-Mar-09	£19.82	3,183	—	—	—	—	3,183
	17-Mar-09	£19.82	3,184	—	—	—	—	3,184
	17-Mar-09	£19.82	3,101	—	—	—	—	3,101
	17-Mar-09	£19.82	3,102	—	—	—	—	3,102

Rio Tinto Limited Bonus Deferral Plan

Andrew Harding[10]	17-Mar-09	A$52.01	1,112	—	—	—	—	1,112
	17-Mar-09	A$52.01	1,113	—	—	—	—	1,113
	9-Jul-09	A$47.60	234	—	—	—	—	234
	9-Jul-09	A$47.60	234	—	—	—	—	234
	17-Mar-09	A$52.01	1,486	—	—	—	—	1,486
	17-Mar-09	A$52.01	1,486	—	—	—	—	1,486
	9-Jul-09	A$47.60	312	—	—	—	—	312
	9-Jul-09	A$47.60	313	—	—	—	—	313

Doug Ritchie[10]	17-Mar-09	A$52.01	1,368	—	—	—	—	1,368
	17-Mar-09	A$52.01	1,368	—	—	—	—	1,368
	9-Jul-09	A$47.60	287	—	—	—	—	287
	9-Jul-09	A$47.60	288	—	—	—	—	288
	17-Mar-09	A$52.01	1,800	—	—	—	—	1,800
	17-Mar-09	A$52.01	1,801	—	—	—	—	1,801
	9-Jul-09	A$47.60	379	—	—	—	—	379
	9-Jul-09	A$47.60	379	—	—	—	—	379

Sam Walsh[9]	17-Mar-09	A$52.01	19,022	—	—	—	—	19,022
	9-Jul-09	A$47.60	4,004	—	—	—	—	4,004

Rio Tinto 2009 Form 20-F      123

Table 4b — Executives with awards under long term incentive plans 2010 (continued)

	Conditional	Market	1 Jan	Awarded	Lapsed/	Dividend	Vested	14 May	Date of	Market	Monetary
	award	price at	2010[1]		cancelled	shares		2010[2]	vesting	price at	value of
	granted	award				entitlement				vesting	vested
											award
											US$’000

Rio Tinto plc Mining Companies Comparative Plan

Tom Albanese	7-Mar-06	£26.30	54,480	—	32,906	—	21,574	—	3-Mar-10	£36.410	1,229
	13-Mar-07	£26.81	53,412	—	—	—	—	53,412
	10-Mar-08	£52.58	59,362	—	—	—	—	59,362
	17-Mar-09	£19.82	48,019	—	—	—	—	48,019
	22-Mar-10	£37.30	—	79,486	—	—	—	79,486

Hugo Bague	13-Mar-07	£26.81	7,305	—	—	—	—	7,305
	10-Mar-08	£52.58	14,128	—	—	—	—	14,128
	22-Mar-10	£37.30	—	31,531	—	—	—	31,531

Preston Chiaro	7-Mar-06	£26.30	41,377	—	24,992	—	16,385	—	24-Feb-10	£33.625	862
	13-Mar-07	£26.81	31,084	—	—	—	—	31,084
	10-Mar-08	£52.58	23,688	—	—	—	—	23,688
	17-Mar-09	£19.82	20,904	—	—	—	—	20,904
	22-Mar-10	£37.30	—	40,559	—	—	—	40,559

Bret Clayton	7-Mar-06	£26.30	13,033	—	5,592	—	7,441	—	15-Feb-10	£32.750	381
	13-Mar-07	£26.81	27,316	—	—	—	—	27,316
	10-Mar-08	£52.58	22,871	—	—	—	—	22,871
	17-Mar-09	£19.82	20,182	—	—	—	—	20,182
	22-Mar-10	£37.30	—	39,160	—	—	—	39,160

Jacynthe Côté	10-Mar-08	£52.58	22,299	—	—	—	—	22,299
	17-Mar-09	£19.82	23,787	—	—	—	—	23,787
	22-Mar-10	£37.30	—	46,153	—	—	—	46,153

Guy Elliott	7-Mar-06	£26.30	49,231	—	29,736	—	19,495	—	1-Mar-10	£34.685	1,058
	13-Mar-07	£26.81	37,328	—	—	—	—	37,328
	10-Mar-08	£52.58	30,930	—	—	—	—	30,930
	17-Mar-09	£19.82	35,743	—	—	—	—	35,743
	22-Mar-10	£37.30	—	59,166	—	—	—	59,166

Harry Kenyon-Slaney	7-Mar-06	£26.30	6,028	—	2,587	—	3,441	—	18-Feb-10	£34.410	185
	13-Mar-07	£26.81	8,514	—	—	—	—	8,514
	10-Mar-08	£52.58	7,210	—	—	—	—	7,210
	22-Mar-10	£37.30	—	31,531	—	—	—	31,531

Debra Valentine	10-Mar-08	£52.58	13,967	—	—	—	—	13,967
	22-Mar-10	£37.30	—	31,887	—	—	—	31,887

Rio Tinto Limited Mining Companies Comparative Plan

Andrew Harding	7-Mar-06	A$69.60	5,253	—	2,254	—	2,999	—	22-Feb-10	A$72.510	172
	9-Jul-09	A$47.60	1,105	—	475	—	630	—	22-Feb-10	A$72.510	36
	13-Mar-07	A$74.50	3,777	—	—	—	—	3,777
	9-Jul-09	A$47.60	795	—	—	—	—	795
	10-Mar-08	A$126.48	6,485	—	—	—	—	6,485
	9-Jul-09	A$47.60	1,365	—	—	—	—	1,365
	22-Mar-10	A$75.03	—	31,064	—	—	—	31,064

Doug Ritchie	7-Mar-06	A$69.60	7,308	—	3,136	—	4,172	—	12-Mar-10	A$75.960	250
	9-Jul-09	A$47.60	1,538	—	660	—	878	—	12-Mar-10	A$75.960	52
	13-Mar-07	A$74.50	10,200	—	—	—	—	10,200
	9-Jul-09	A$47.60	2,147	—	—	—	—	2,147
	10-Mar-08	A$126.48	8,691	—	—	—	—	8,691
	9-Jul-09	A$47.60	1,829	—	—	—	—	1,829
	22-Mar-10	A$75.03	—	32,180	—	—	—	32,180

Sam Walsh	7-Mar-06	A$69.60	33,655	—	20,328	—	13,327	—	19-Feb-10	A$71.000	749
	9-Jul-09	A$47.60	7,084	—	4,279	—	2,805	—	19-Feb-10	A$71.000	158
	13-Mar-07	A$74.50	25,103	—	—	—	—	25,103
	9-Jul-09	A$47.60	5,284	—	—	—	—	5,284
	10-Mar-08	A$126.48	21,366	—	—	—	—	21,366
	9-Jul-09	A$47.60	4,497	—	—	—	—	4,497
	17-Mar-09	A$52.01	26,670	—	—	—	—	26,670
	9-Jul-09	A$47.60	5,614	—	—	—	—	5,614
	22-Mar-10	A$75.03	—	55,842	—	—	—	55,842

Rio Tinto 2009 Form 20-F      124

Table 4b — Executives with awards under long term incentive plans 2010

	Conditional	Market	1 Jan	Awarded	Lapsed/	Dividend	Vested	14 May	Date of	Market	Monetary
	award	price at	2010[1]		cancelled	shares		2010[2]	vesting	price at	value of
	granted	award				entitlement				vesting	vested
											award
											US$’000

Rio Tinto plc Management Share Plan

Hugo Bague	10-Mar-08	£52.58	1,826	—	—	—	—	1,826
	17-Mar-09	£19.82	16,769	—	—	—	—	16,769

Jacynthe Côté	10-Mar-08	£52.58	7,296	—	—	—	—	7,296
	17-Mar-09	£19.82	5,462	—	—	—	5,462	—	26-Feb-10	£33.640	288
	17-Mar-09	£19.82	5,463	—	—	—	—	5,463

Harry Kenyon-Slaney	13-Mar-07	£26.81	3,026	—	—	136	3,162	—	18-Feb-10	£34.410	170
	10-Mar-08	£52.58	932	—	—	—	—	932
	17-Mar-09	£19.82	7,403	—	—	—	—	7,403

Debra Valentine	10-Mar-08	£52.58	1,820	—	—	—	—	1,820
	10-Mar-08	£52.58	6,052	—	—	—	—	6,052
	10-Mar-08	£52.58	6,053	—	—	—	—	6,053
	17-Mar-09	£19.82	19,107	—	—	—	—	19,107

Rio Tinto Limited Management Share Plan

Andrew Harding	13-Mar-07	A$74.50	1,250	—	—	70	1,320	—	22-Feb-10	A$72.510	76
	9-Jul-09	A$47.60	263	—	—	—	263	—	22-Feb-10	A$72.510	15
	10-Mar-08	A$126.48	837	—	—	—	—	837
	9-Jul-09	A$47.60	176	—	—	—	—	176
	17-Mar-09	A$52.01	8,490	—	—	—	—	8,490
	9-Jul-09	A$47.60	1,787	—	—	—	—	1,787

Doug Ritchie	13-Mar-07	A$74.50	2,750	—	—	154	2,904	—	1-Mar-10	A$71.400	164
	9-Jul-09	A$47.60	578	—	—	—	578	—	1-Mar-10	A$71.400	33
	10-Mar-08	A$126.48	1,252	—	—	—	—	1,252
	9-Jul-09	A$47.60	263	—	—	—	—	263
	17-Mar-09	A$52.01	8,572	—	—	—	—	8,572
	9-Jul-09	A$47.60	1,804	—	—	—	—	1,804
	14-Sep-09	A$58.05	9,879					9,879

Rio Tinto 2009 Form 20-F      125

Table 5a – Executives holding options to acquire Rio Tinto plc and Rio Tinto Limited shares 2009

							Rights issue
				Vested during		Lapsed/	adjustment
	Date of grant	1 Jan 2009[1]	Granted	2009	Exercised	cancelled	(Jul-09)

Rio Tinto plc Share Savings Plan

Tom Albanese	6-Oct-06	791	—	—	—	—	166

Hugo Bague	17-Oct-08	238	—	—	—	—	50
	20-Oct-09	—	84	—	—	—	—

Preston Chiaro	6-Oct-06	298	—	298	298	—	—
	17-Oct-08	304	—	—	—	—	63

Bret Clayton	5-Oct-07	163	—	—	—	—	34

Guy Elliott	7-Oct-03	1,431	—	1,431	1,431	—	—
	17-Oct-08	520	—	—	—	—	109

Keith Johnson (Disclosure to 1/2/09)	6-Oct-06	456	—	—	—	—	—

Harry Kenyon-Slaney (Disclosure from 1/11/09)	5-Oct-07	280	—	—	—	—	—
	20-Oct-09	434	—	—	—	—	—

Debra Valentine	17-Oct-08	304	—	—	—	—	63

Rio Tinto plc Share Option Plan

Tom Albanese	6-Mar-01	102,718	—	—	—	—	21,622
	13-Mar-02	125,336	—	—	—	—	26,383
	7-Mar-03	139,165	—	—	—	—	29,294
	22-Apr-04	84,020	—	84,020	—	—	17,686
	9-Mar-05	83,926	—	—	—	—	17,666
	7-Mar-06	67,511	—	67,511	—	—	14,211
	13-Mar-07	66,186	—	—	—	—	13,931
	10-Mar-08	73,561	—	—	—	—	15,484
	17-Mar-09	—	59,504	—	—	—	12,525

Hugo Bague	9-Sep-07	8,835	—	—	—	—	1,858
	17-Mar-09	—	12,982	—	—	—	2,732

Preston Chiaro	7-Mar-03	37,160	—	—	—	—	7,822
	22-Apr-04	70,490	—	70,490	—	—	14,838
	9-Mar-05	63,527	—	—	—	—	13,372
	7-Mar-06	51,274	—	51,274	—	—	10,793
	13-Mar-07	38,519	—	—	—	—	8,108
	10-Mar-08	29,354	—	—	—	—	6,179
	17-Mar-09	—	25,903	—	—	—	5,452

Bret Clayton	22-Apr-04	13,315	—	13,315	—	—	2,802
	9-Mar-05	11,539	—	—	—	—	2,428
	7-Mar-06	10,767	—	10,767	—	—	2,266
	13-Mar-07	33,850	—	—	—	—	7,125
	10-Mar-08	28,342	—	—	—	—	5,965
	17-Mar-09	—	25,010	—	—	—	5,264

Jacynthe Côté (Disclosure from 1/2/09)	17-Mar-09	—	29,476	—	—	—	6,204

Guy Elliott	13-Mar-02	61,703	—	—	—	—	12,988
	7-Mar-03	97,387	—	—	—	—	20,499
	22-Apr-04	73,700	—	73,700	—	—	15,513
	9-Mar-05	72,972	—	—	—	—	15,360
	7-Mar-06	58,100	—	58,100	—	—	12,230
	13-Mar-07	44,052	—	—	—	—	9,272
	10-Mar-08	36,503	—	—	—	—	7,683
	17-Mar-09	—	44,292	—	—	—	9,323

Dick Evans (Disclosure to 20/4/09)	10-Mar-08	60,733	—	—	—	—	—
	17-Mar-09	—	53,594	—	—	—	—

Keith Johnson (Disclosure to 1/2/09)	22-Apr-04	43,500	—	—	—	—	—
	9-Mar-05	47,937	—	—	—	—	—
	7-Mar-06	37,869	—	—	—	—	—
	13-Mar-07	28,294	—	—	—	—	—
	10-Mar-08	22,696	—	—	—	—	—

Harry Kenyon-Slaney (Disclosure from 1/11/09)	13-Mar-07	9,103	—	—	—	—	—
	17-Mar-09	6,938	—	—	—	—	—

Debra Valentine	17-Mar-09	—	11,201	—	—	—	2,357

Rio Tinto 2009 Form 20-F     126

Table 5a – Executives holding options to acquire Rio Tinto plc and Rio Tinto Limited shares 2009 (continued)

					Value
	Vested and		Pre	Post	options	Market price	Date from
	exercisable on		rights issue	rights issue	exercised	on date of	which first
	31 Dec 2009[2]	31 Dec 2009[2]	option price	option price	during 2009[7]	exercise	exercisable	Expiry date

Rio Tinto plc Share Savings Plan

Tom Albanese	—	957	£20.68	£17.084	—	—	1-Jan-12	1-Jul-12

Hugo Bague	—	288	£32.17	£26.576	—	—	1-Jan-12	1-Jul-12
	—	84	N/A	£21.480	—	—	1-Jan-13	1-Jul-13

Preston Chiaro	—	—	£20.88	N/A	(£1,054.92)	£17.34	1-Jan-09	7-Jan-09
	—	367	£20.50	£16.935	—	—	1-Jan-11	17-Jan-11

Bret Clayton	—	197	£35.57	£29.385	—	—	1-Jan-10	6-Jan-10

Guy Elliott	—	—	£11.07	N/A	£11,118.87	£18.84	1-Jan-09	1-Jul-09
	—	629	£32.17	£26.576	—	—	1-Jan-14	1-Jul-14

Keith Johnson (Disclosure to 1/2/09)	—	456	£20.68	N/A	—	—	1-Aug-09	1-Feb-10

Harry Kenyon-Slaney (Disclosure from 1/11/09)	—	280	N/A	£23.850	—	—	1-Jan-13	1-Jul-13
	—	434	N/A	£21.480	—	—	1-Jan-15	1-Jul-15

Debra Valentine	—	367	£20.50	£16.935	—	—	1-Jan-11	18-Jan-11

Rio Tinto plc Share Option Plan

Tom Albanese	124,340	124,340	£12.656	£10.455	—	—	6-Mar-05	6-Mar-11
	151,719	151,719	£14.586	£12.050	—	—	13-Mar-05	13-Mar-12
	168,459	168,459	£12.630	£10.434	—	—	7-Mar-06	7-Mar-13
	101,706	101,706	£13.290	£10.979	—	—	22-Apr-09	22-Apr-14
	101,592	101,592	£18.262	£15.086	—	—	9-Mar-08	9-Mar-15
	81,722	81,722	£27.112	£22.397	—	—	7-Mar-09	7-Mar-16
	—	80,117	£27.012	£22.315	—	—	13-Mar-10	13-Mar-17
	—	89,045	£57.232	£47.280	—	—	10-Mar-11	10-Mar-18
	—	72,029	£20.010	£16.530	—	—	17-Mar-12	17-Mar-19

Hugo Bague	—	10,693	£34.506	£28.506	—	—	9-Sep-10	9-Sep-17
	—	15,714	£20.010	£16.530	—	—	17-Mar-12	17-Mar-19

Preston Chiaro	44,982	44,982	£12.630	£10.434	—	—	7-Mar-06	7-Mar-13
	85,328	85,328	£13.290	£10.979	—	—	22-Apr-09	22-Apr-14
	76,899	76,899	£18.262	£15.086	—	—	9-Mar-08	9-Mar-15
	62,067	62,067	£27.112	£22.397	—	—	7-Mar-09	7-Mar-16
	—	46,627	£27.012	£22.315	—	—	13-Mar-10	13-Mar-17
	—	35,533	£57.232	£47.280	—	—	10-Mar-11	10-Mar-18
	—	31,355	£20.010	£16.530	—	—	17-Mar-12	17-Mar-19

Bret Clayton	16,117	16,117	£13.290	£10.979	—	—	22-Apr-09	22-Apr-14
	13,967	13,967	£18.262	£15.086	—	—	9-Mar-08	9-Mar-15
	13,033	13,033	£27.112	£22.397	—	—	7-Mar-09	7-Mar-16
	—	40,975	£27.012	£22.315	—	—	13-Mar-10	13-Mar-17
	—	34,307	£57.232	£47.280	—	—	10-Mar-11	10-Mar-18
	—	30,274	£20.010	£16.530	—	—	17-Mar-12	17-Mar-19

Jacynthe Côté (Disclosure from 1/2/09)	—	35,680	£20.010	£16.530	—	—	17-Mar-12	17-Mar-19
Guy Elliott	74,691	74,691	£14.586	£12.050	—	—	13-Mar-05	13-Mar-12
	117,886	117,886	£12.630	£10.434	—	—	7-Mar-06	7-Mar-13
	89,213	89,213	£13.290	£10.979	—	—	22-Apr-09	22-Apr-14
	88,332	88,332	£18.262	£15.086	—	—	9-Mar-08	9-Mar-15
	70,330	70,330	£27.112	£22.397	—	—	7-Mar-09	7-Mar-16
	—	53,324	£27.012	£22.315	—	—	13-Mar-10	13-Mar-17
	—	44,186	£57.232	£47.280	—	—	10-Mar-11	10-Mar-18
	—	53,615	£20.010	£16.530	—	—	17-Mar-12	17-Mar-19

Dick Evans (Disclosure to 20/4/09)	—	60,733	£57.232	N/A	—	—	10-Mar-11	10-Mar-18
	—	53,594	£20.010	N/A			17-Mar-12	17-Mar-19

Keith Johnson (Disclosure to 1/2/09)	—	43,500	£13.290	N/A	—	—	22-Apr-09	31-Jul-10
	47,937	47,937	£18.262	N/A	—	—	9-Mar-08	31-Jul-10
	—	37,869	£27.112	N/A	—	—	7-Mar-09	31-Jul-10
	—	28,294	£27.012	N/A	—	—	13-Mar-10	13-Mar-11
	—	22,696	£57.232	N/A	—	—	10-Mar-11	10-Mar-12

Harry Kenyon-Slaney (Disclosure from 1/11/09)	—	9,103	N/A	£22.315	—	—	13-Mar-10	13-Mar-17
	—	6,938	N/A	£16.530	—	—	17-Mar-12	17-Mar-19

Debra Valentine	—	13,558	£20.010	£16.530	—	—	17-Mar-12	17-Mar-19

Rio Tinto 2009 Form 20-F     127

Table 5a – Executives holding options to acquire Rio Tinto plc and Rio Tinto Limited shares 2009 (continued)

							Rights issue
				Vested during		Lapsed/	adjustment
	Date of grant	1 Jan 2009[1]	Granted	2009	Exercised	cancelled	(Jul-09)

Rio Tinto Limited Share Savings Plan

Andrew Harding (Disclosure from 1/11/09)	6-Oct-06	455	—	—	—	—	N/A
	20-Oct-09	723	—	—	—	—	N/A

Doug Ritchie (Disclosure from 1/11/09)	6-Oct-06	455	—	—	—	—	N/A
	20-Oct-09	422	—	—	—	—	N/A

Grant Thorne (Disclosure to 31/10/09)	05-Oct-07	567	—	—	—	—	N/A

Sam Walsh	7-Oct-05	601	—	601	601	—	N/A
	17-Oct-08	505	—	—	—	—	N/A
	20-Oct-09	—	125	—	—	—	N/A

Rio Tinto Limited Share Option Plan

Andrew Harding (Disclosure from 1/11/09)	13-Mar-02	2,894	—	—	—	—	N/A
	7-Mar-03	9,383	—	—	—	—	N/A
	22-Apr-04	1,526	—	—	—	—	N/A
	9-Mar-05	2,275	—	—	—	—	N/A
	7-Mar-06	5,253	—	—	—	—	N/A
	13-Mar-07	3,777	—	—	—	—	N/A
	17-Mar-09	6,268	—	—	—	—	N/A

Doug Ritchie (Disclosure from 1/11/09)	7-Mar-06	7,308	—	—	—	—	N/A
	13-Mar-07	10,200	—	—	—	—	N/A
	17-Mar-09	8,230	—	—	—	—	N/A

Grant Thorne (Disclosure to 31/10/09)	13-Mar-02	939	—	—	939	—	N/A
	7-Mar-03	11,159	—	—	11,159	—	N/A
	22-Apr-04	10,462	—	10,462	10,462	—	N/A
	9-Mar-05	10,665	—	—	—	—	N/A
	7-Mar-06	14,568	—	14,568	—	—	N/A
	13-Mar-07	13,037	—	—	—	—	N/A
	17-Mar-09	—	13,724	—	—	—	N/A

Sam Walsh	22-Apr-04	54,400	—	54,400	—	—	N/A
	9-Mar-05	58,823	—	—	—	—	N/A
	7-Mar-06	48,079	—	48,079	—	—	N/A
	13-Mar-07	35,861	—	—	—	—	N/A
	10-Mar-08	30,523	—	—	—	—	N/A
	17-Mar-09	—	40,005	—	—	—	N/A

Notes to Table 5

1.	Or at date of appointment, if later. Balances relate to awards granted for service prior to being designated a KMP for Remuneration report disclosure purposes.

2.	Or at date of resignation, or at date no longer a KMP, if earlier.

3.	All options granted over ordinary shares. Rio Tinto plc — ordinary shares of 10p each stated in sterling; Rio Tinto Limited shares — stated in Australian dollars. Each option is granted over one share.

4.	The closing price of Rio Tinto plc ordinary shares at 31 December 2009 was £33.90 (2008: £14.90) and the closing price of Rio Tinto Limited shares at 31 December 2009 was A$74.89 (2008: A$133.50). The adjusted high and low prices during 2009 of Rio Tinto plc and Rio Tinto Limited shares were £34.20 and £11.40 and A$74.89 and A$29.38 respectively.

5.	The option prices represents the exercise price payable on the options. No amounts are unpaid on any shares allocated on the exercise of options.

6.	The weighted fair value per option granted in 2009 was as follows: Rio Tinto plc Share Savings Plan two year contract £7.96; three year contract £9.70; four year contract £9.30 and five year contract £9.28; Rio Tinto Limited Share Savings Plan three year contract A$21.09 and five year contract A$20.63. Rio Tinto plc Share Option Plan £5.47 (March 2009 grant as adjusted for the rights issue) and £8.29 (September 2009 grant); Rio Tinto Limited Share Option Plan A$13.36 (March 2009 grant as adjusted for the rights issue).

7.	The value of options exercised during 2009 is calculated by multiplying the number of options exercised by the difference between the market price and the option price on date of exercise.

8.	For information on the rights issue please see “Other remuneration disclosures” on page 113.
Rio Tinto 2009 Form 20-F     128

Table 5a – Executives holding options to acquire Rio Tinto plc and Rio Tinto Limited shares 2009 (continued)

					Value of
					options
	Vested and		Pre	Post	exercised	Market price	Date from
	exercisable on		rights issue	rights issue	during	on date of	which first
	31 Dec 2009[2]	31 Dec 2009[2]	option price	option price	2009[7]	exercise	exercisable	Expiry date

Rio Tinto Limited Share Savings Plan

Andrew Harding (Disclosure from 1/11/09)	—	455	A$56.80	A$40.691	—	—	1-Jan-10	1-Jul-10
	—	723	N/A	A$48.730	—	—	1-Jan-15	1-Jul-15

Doug Ritchie (Disclosure from 1/11/09)	—	455	A$56.80	A$40.691	—	—	1-Jan-10	1-Jul-10
	—	422	N/A	A$48.730	—	—	1-Jan-15	1-Jul-15

Grant Thorne (Disclosure to 31/10/09)	—	567	N/A	A$63.161	—	—	1-Jan-13	1-Jul-13

Sam Walsh	—	—	A$40.92	N/A	A$3,804.33	A$47.25	1-Jan-09	1-Jul-09
	—	505	A$82.19	A$66.081	—	—	1-Jan-14	1-Jul-14
	—	125	N/A	A$48.730	—	—	1-Jan-15	1-Jul-15

Rio Tinto Limited Share Option Plan

Andrew Harding (Disclosure from 1/11/09)	2,894	2,894	N/A	A$23.762	—	—	13-Mar-05	13-Mar-12
	9,383	9,383	N/A	A$17.227	—	—	7-Mar-06	7-Mar-13
	1,526	1,526	N/A	A$18.297	—	—	22-Apr-09	22-Apr-14
	2,275	2,275	N/A	A$30.933	—	—	9-Mar-08	9-Mar-15
	5,253	5,253	N/A	A$54.951	—	—	7-Mar-09	7-Mar-16
	—	3,777	N/A	A$58.479	—	—	13-Mar-10	13-Mar-17
	—	6,268	N/A	A$33.451	—	—	17-Mar-12	17-Mar-19

Doug Ritchie (Disclosure from 1/11/09)	7,308	7,308	N/A	A$54.951	—	—	7-Mar-09	7-Mar-16
	—	10,200	N/A	A$58.479	—	—	13-Mar-10	13-Mar-17
	—	8,230	N/A	A$33.451	—	—	17-Mar-12	17-Mar-19

Grant Thorne (Disclosure to 31/10/09)	—	—	A$39.8708	A$23.762	A$33,304.45	A$59.23	13-Mar-05	13-Mar-12
	—	—	A$33.3360	A$17.227	A$468,711.48	A$59.23	7-Mar-06	7-Mar-13
	—	—	A$34.4060	A$18.297	A$428,241.05	A$59.23	22-Apr-09	22-Apr-14
	10,665	10,665	A$47.0420	A$30.933	—	—	9-Mar-08	9-Mar-15
	14,568	14,568	A$71.0600	A$54.951	—	—	7-Mar-09	7-Mar-16
	—	13,037	A$74.5880	A$58.479	—	—	13-Mar-10	13-Mar-17
	—	13,724	A$49.5600	A$33.451	—	—	17-Mar-12	17-Mar-19

Sam Walsh	54,400	54,400	A$34.4060	A$18.297	—	—	22-Apr-09	22-Apr-14
	58,823	58,823	A$47.0420	A$30.933	—	—	9-Mar-08	9-Mar-15
	48,079	48,079	A$71.0600	A$54.951	—	—	7-Mar-09	7-Mar-16
	—	35,861	A$74.5880	A$58.479	—	—	13-Mar-10	13-Mar-17
	—	30,523	A$134.1760	A$118.067	—	—	10-Mar-11	10-Mar-18
	—	40,005	A$49.5600	A$33.451	—	—	17-Mar-12	17-Mar-19

Rio Tinto 2009 Form 20-F     129

Table 5b – Executives holding options to acquire Rio Tinto plc and Rio Tinto Limited shares 2010

							Vested and
				Vested during		Lapsed/	exercisable on
	Date of grant	1 Jan 2010[1]	Granted	2010	Exercised	cancelled	14 May 2010[2]

Rio Tinto plc Share Savings Plan

Tom Albanese	6-Oct-06	957	—	—	—	—	—

Hugo Bague	17-Oct-08	288	—	—	—	—	—
	20-Oct-09	84	—	—	—	—	—

Preston Chiaro	17-Oct-08	367	—	—	—	—	—

Bret Clayton	5-Oct-07	197	—	—	197	—	—

Guy Elliott	17-Oct-08	629	—	—	—	—	—

Harry Kenyon-Slaney	5-Oct-07	280	—	—	—	—	—
	20-Oct-09	434	—	—	—	—	—

Debra Valentine	17-Oct-08	367	—	—	—	—	—

Rio Tinto plc Share Option Plan

Tom Albanese	6-Mar-01	124,340	—	—	124,340	—	—
	13-Mar-02	151,719	—	—	151,719	—	—
	7-Mar-03	168,459	—	—	—	—	168,459
	22-Apr-04	101,706	—	—	—	—	101,706
	9-Mar-05	101,592	—	—	—	—	101,592
	7-Mar-06	81,722	—	—	—	—	81,722
	13-Mar-07	80,117	—	—	—	80,117	—
	10-Mar-08	89,045	—	—	—	—	—
	17-Mar-09	72,029	—	—	—	—	—
	22-Mar-10	—	119,230	—	—	—	—

Hugo Bague	9-Sep-07	10,693	—	—	—	—	—
	17-Mar-09	15,714	—	—	—	—	—
	22-Mar-10	—	47,297	—	—	—	—

Preston Chiaro	7-Mar-03	44,982	—	—	44,982	—	—
	22-Apr-04	85,328	—	—	85,328	—	—
	9-Mar-05	76,899	—	—	76,899	—	—
	7-Mar-06	62,067	—	—	—	—	62,067
	13-Mar-07	46,627	—	—	—	46,627	—
	10-Mar-08	35,533	—	—	—	—	—
	17-Mar-09	31,355	—	—	—	—	—
	22-Mar-10	—	60,838	—	—	—	—

Bret Clayton	22-Apr-04	16,117	—	—	—	—	16,117
	9-Mar-05	13,967	—	—	—	—	13,967
	7-Mar-06	13,033	—	—	—	—	13,033
	13-Mar-07	40,975	—	—	—	40,975	—
	10-Mar-08	34,307	—	—	—	—	—
	17-Mar-09	30,274	—	—	—	—	—
	22-Mar-10	—	58,740	—	—	—	—

Jacynthe Côté	17-Mar-09	35,680	—	—	—	—	—
	22-Mar-10	—	69,230	—	—	—	—

Guy Elliott	13-Mar-02	74,691	—	—	33,000	—	41,691
	7-Mar-03	117,886	—	—	—	—	117,886
	22-Apr-04	89,213	—	—	—	—	89,213
	9-Mar-05	88,332	—	—	—	—	88,332
	7-Mar-06	70,330	—	—	—	—	70,330
	13-Mar-07	53,324	—	—	—	53,324	—
	10-Mar-08	44,186	—	—	—	—	—
	17-Mar-09	53,615	—	—	—	—	—
	22-Mar-10	—	88,749	—	—	—	—

Harry Kenyon-Slaney	13-Mar-07	9,103	—	—	—	9,103	—
	17-Mar-09	6,938	—	—	—	—	—
	22-Mar-10	—	47,297	—	—	—	—

Debra Valentine	17-Mar-09	13,558	—	—	—	—	—
	22-Mar-10	—	47,831	—	—	—	—

Rio Tinto 2009 Form 20-F     130

Table 5b – Executives holding options to acquire Rio Tinto plc and Rio Tinto Limited shares 2010 (continued)

			Value of
		Post	options	Market price	Date from
		rights issue	exercised	on date of	which first
	14 May 2010[2]	option price	during 2010[7]	exercise	exercisable	Expiry date

Rio Tinto plc Share Savings Plan

Tom Albanese	957	£17.084	—	—	1-Jan-12	1-Jul-12

Hugo Bague	288	£26.576	—	—	1-Jan-12	1-Jul-12
	84	£21.480	—	—	1-Jan-13	1-Jul-13

Preston Chiaro	367	£16.935	—	—	1-Jan-11	17-Jan-11

Bret Clayton	—	£29.385	£1,046.07	£34.695	1-Jan-10	6-Jan-10

Guy Elliott	629	£26.576	—	—	1-Jan-14	1-Jul-14

Harry Kenyon-Slaney	280	£23.850	—	—	1-Jan-13	1-Jul-13
	434	£21.480	—	—	1-Jan-15	1-Jul-15

Debra Valentine	367	£16.935	—	—	1-Jan-11	18-Jan-11

Rio Tinto plc Share Option Plan

Tom Albanese	—	£10.455	£3,227,244.70	£36.410	6-Mar-05	6-Mar-11
	—	£12.050	£3,695,874.84	£36.410	13-Mar-05	13-Mar-12
	168,459	£10.434	—	—	7-Mar-06	7-Mar-13
	101,706	£10.979	—	—	22-Apr-09	22-Apr-14
	101,592	£15.086	—	—	9-Mar-08	9-Mar-15
	81,722	£22.397	—	—	7-Mar-09	7-Mar-16
	—	£22.315	—	—	13-Mar-10	13-Mar-17
	89,045	£47.280	—	—	10-Mar-11	10-Mar-18
	72,029	£16.530	—	—	17-Mar-12	17-Mar-19
	119,230	£37.050	—	—	22-Mar-13	22-Mar-20

Hugo Bague	10,693	£28.506	—	—	9-Sep-10	9-Sep-17
	15,714	£16.530	—	—	17-Mar-12	17-Mar-19
	47,297	£37.050	—	—	22-Mar-13	22-Mar-20

Preston Chiaro	—	£10.434	£972,780.73	£32.060	7-Mar-06	7-Mar-13
	—	£10.979	£1,798,799.57	£32.060	22-Apr-09	22-Apr-14
	—	£15.086	£1,305,283.63	£32.060	9-Mar-08	9-Mar-15
	62,067	£22.397	—	—	7-Mar-09	7-Mar-16
	—	£22.315	—	—	13-Mar-10	13-Mar-17
	35,533	£47.280	—	—	10-Mar-11	10-Mar-18
	31,355	£16.530	—	—	17-Mar-12	17-Mar-19
	60,838	£37.050	—	—	22-Mar-13	22-Mar-20

Bret Clayton	16,117	£10.979	—	—	22-Apr-09	22-Apr-14
	13,967	£15.086	—	—	9-Mar-08	9-Mar-15
	13,033	£22.397	—	—	7-Mar-09	7-Mar-16
	—	£22.315	—	—	13-Mar-10	13-Mar-17
	34,307	£47.280	—	—	10-Mar-11	10-Mar-18
	30,274	£16.530	—	—	17-Mar-12	17-Mar-19
	58,740	£37.050	—	—	22-Mar-13	22-Mar-20

Jacynthe Côté	35,680	£16.530	—	—	17-Mar-12	17-Mar-19
	69,230	£37.050	—	—	22-Mar-13	22-Mar-20

Guy Elliott	41,691	£12.050	£845,460	£37.67	13-Mar-05	13-Mar-12
	117,886	£10.434	—	—	7-Mar-06	7-Mar-13
	89,213	£10.979	—	—	22-Apr-09	22-Apr-14
	88,332	£15.086	—	—	9-Mar-08	9-Mar-15
	70,330	£22.397	—	—	7-Mar-09	7-Mar-16
	—	£22.315	—	—	13-Mar-10	13-Mar-17
	44,186	£47.280	—	—	10-Mar-11	10-Mar-18
	53,615	£16.530	—	—	17-Mar-12	17-Mar-19
	88,749	£37.050	—	—	22-Mar-13	22-Mar-20

Harry Kenyon-Slaney	—	£22.315	—	—	13-Mar-10	13-Mar-17
	6,938	£16.530	—	—	17-Mar-12	17-Mar-19
	47,297	£37.050	—	—	22-Mar-13	22-Mar-20

Debra Valentine	13,558	£16.530	—	—	17-Mar-12	17-Mar-19
	47,831	£37.050	—	—	22-Mar-13	22-Mar-20

Rio Tinto 2009 Form 20-F     131

Table 5b – Executives holding options to acquire Rio Tinto plc and Rio Tinto Limited shares 2010 (continued)

							Vested and
				Vested during		Lapsed/	exercisable on
	Date of grant	1 Jan 2010[1]	Granted	2010	Exercised	cancelled	14 May 2010[2]

Rio Tinto Limited Share Savings Plan

Andrew Harding	6-Oct-06	455	—	—	—	—	455
	20-Oct-09	723	—	—	—	—	—

Doug Ritchie	6-Oct-06	455	—	—	455	—	—
	20-Oct-09	422	—	—	—	—	—

Sam Walsh	17-Oct-08	505	—	—	—	—	—
	20-Oct-09	125	—	—	—	—	—

Rio Tinto Limited Share Option Plan

Andrew Harding	13-Mar-02	2,894	—	—	2,894	—	—
	7-Mar-03	9,383	—	—	9,383	—	—
	22-Apr-04	1,526	—	—	1,526	—	—
	9-Mar-05	2,275	—	—	2,275	—	—
	7-Mar-06	5,253	—	—	5,253	—	—
	13-Mar-07	3,777	—	—	—	3,777	—
	17-Mar-09	6,268	—	—	—	—	—
	22-Mar-10	—	46,597	—	—	—	—

Doug Ritchie	7-Mar-06	7,308	—	—	—	—	7,308
	13-Mar-07	10,200	—	—	—	10,200	—
	17-Mar-09	8,230	—	—	—	—	—
	22-Mar-10	—	48,270	—	—	—	—

Sam Walsh	22-Apr-04	54,400	—	—	—	—	54,400
	9-Mar-05	58,823	—	—	—	—	58,823
	7-Mar-06	48,079	—	—	—	—	48,079
	13-Mar-07	35,861	—	—	—	35,861	—
	10-Mar-08	30,523	—	—	—	—	—
	17-Mar-09	40,005	—	—	—	—	—
	22-Mar-10	—	83,763	—	—	—	—

Rio Tinto 2009 Form 20-F     132

Table 5b – Executives holding options to acquire Rio Tinto plc and Rio Tinto Limited shares 2010 (continued)

		Post	Value of options	Market price	Date from
		rights issue	exercised during	on date of	which first
	14 May 2010[2]	option price	2010[7]	exercise	exercisable	Expiry date

Rio Tinto Limited Share Savings Plan

Andrew Harding	455	A$40.691	—	—	1-Jan-10	1-Jul-10
	723	A$48.730	—	—	1-Jan-15	1-Jul-15

Doug Ritchie	—	A$40.691	A$14,218.30	A$71.940	1-Jan-10	1-Jul-10
	422	A$48.730	—	—	1-Jan-15	1-Jul-15

Sam Walsh	505	A$66.081	—	—	1-Jan-14	1-Jul-14
	125	A$48.730	—	—	1-Jan-15	1-Jul-15

Rio Tinto Limited Share Option Plan

Andrew Harding	—	A$23.762	A$148,311.71	A$75.010	13-Mar-05	13-Mar-12
	—	A$17.227	A$542,177.89	A$75.010	7-Mar-06	7-Mar-13
	—	A$18.297	A$86,544.04	A$75.010	22-Apr-09	22-Apr-14
	—	A$30.933	A$100,275.18	A$75.010	9-Mar-08	9-Mar-15
	—	A$54.951	A$105,369,98	A$75.010	7-Mar-09	7-Mar-16
	—	A$58.479	—	—	13-Mar-10	13-Mar-17
	6,268	A$33.451	—	—	17-Mar-12	17-Mar-19
	46,597	A$76.150	—	—	22-Mar-13	22-Mar-20

Doug Ritchie	7,308	A$54.951	—	—	7-Mar-09	7-Mar-16
	—	A$58.479	—	—	13-Mar-10	13-Mar-17
	8,230	A$33.451	—	—	17-Mar-12	17-Mar-19
	48,270	A$76.150	—	—	22-Mar-13	22-Mar-20

Sam Walsh	54,400	A$18.297	—	—	22-Apr-09	22-Apr-14
	58,823	A$30.933	—	—	9-Mar-08	9-Mar-15
	48,079	A$54.951	—	—	7-Mar-09	7-Mar-16
	—	A$58.479	—	—	13-Mar-10	13-Mar-17
	30,523	A$118.067	—	—	10-Mar-11	10-Mar-18
	40,005	A$33.451	—	—	17-Mar-12	17-Mar-19
	83,763	A$76.150	—	—	22-Mar-13	22-Mar-20

Rio Tinto 2009 Form 20-F     133

Corporate Governance
The board of directors firmly believes that high standards of corporate governance form an essential underpinning to the delivery of Rio Tinto’s core objective: to maximise total return to shareholders through a strategy of investing in and operating large, long term, cost competitive mines and businesses, driven not by choice of commodity but rather by the quality of each opportunity.
     Rio Tinto is a dual listed company but structured as a single economic entity. It has adopted a unified approach to corporate governance to comply with the regulatory obligations associated with its three main stock exchange listings in the UK, Australia and the US.
     In compiling this report, the directors have referred to The Combined Code on Corporate Governance, published by the UK Financial Reporting Council (the Code), the Australian Securities Exchange (ASX) Corporate Governance Principles and Recommendations 2nd edition (the ASX Principles), and the New York Stock Exchange (NYSE) Corporate Governance Standards (the NYSE Standards). Statements of compliance with the requirements of these codes are set out on page 141. Rio Tinto’s website contains further information about the corporate governance framework.
BOARD
Rio Tinto plc and Rio Tinto Limited have a common board of directors. The board is responsible for the success of the Group and is accountable to shareholders for the performance of the business.
Membership
As of the date of this report, the board consists of 15 directors: the chairman, three executive directors and 11 non executive directors, of whom ten are deemed independent. Robert Brown was appointed as a non executive director on 9 February 2010, with effect from 1 April 2010. Bob’s appointment will bring the number of board members to 16, 11 of whom are deemed independent. The names, skills and experience of each director together with their terms in office are shown in the biographical details on pages 94 to 98.
     Sir David Clementi and David Mayhew have announced their intention to retire from the boards upon the conclusion of the annual general meetings. The board will then comprise 14 directors of which ten will be independent non executive directors.
Role and responsibilities
The principal role of the board is to set the Group’s core objective and to regularly review its strategic direction. In doing this, the board also has responsibility for the establishment and maintenance of effective standards of corporate governance across the Group and oversees management’s control and accountability framework. A formal schedule of matters specifically reserved for decision or consideration by the board as a whole has been agreed by the directors. This schedule covers areas such as the Group’s strategy, major investments and acquisitions. It is available on the corporate governance section of the website.
     In line with its principal role, the board is ultimately accountable to Rio Tinto’s shareholders for the performance of the business. Responsibility for day to day management of the business is undertaken through delegated authority and rests with the chief executive who in turn has established an executive team, the Executive committee, with authorities delegated to individual executives within an agreed financial control framework. The board agrees annual performance targets, which include personal and business performance measures, under the Group’s short term incentive plan (detailed on page 104 of the Remuneration report). These performance targets are determined by the Remuneration committee on behalf of the board for the chief executive based upon his proposals and objectives for the year. The chief executive establishes complementary targets for the other members of his Executive committee which are then cascaded throughout management teams. Further details of the process for the evaluation of the performance of the executive directors and other senior executives is discussed in the Remuneration report.
     The board meets regularly in order to effectively conduct its business. In 2009, there were eight scheduled board meetings and eight board meetings convened and held at short notice. The number of meetings held in 2009 is a reflection of the considerable corporate activity of the board during the year, particularly in relation to mergers and acquisitions matters, including the proposed iron ore production joint venture and the recapitalisation of the Group’s balance sheet. Details of the directors’ attendance at all of the board and committee meetings held in 2009 is set out on page 136.
     The board has regular discussions with the executive during the year on the Group’s strategy. These discussions will typically include strategy presentations that are given by product group chief executives, other members of the Executive committee or global heads of functions. The board also holds an annual two day strategy setting meeting with the Executive committee which includes broader, detailed review sessions on the Group’s strategic direction. The outputs from this annual event help underpin the board’s annual budget planning exercise and provide direction and focus to the executive team and to the rest of Rio Tinto’s people through effective allocation of the Group’s resources.
     Directors receive timely, regular and appropriate management and other information to enable them to fulfil their duties. They also have direct access to the advice and services of the company secretaries. In the event that they consider it to be required in the delivery of their fiduciary duties, the directors are also able to obtain independent professional advice at the Group’s expense through the company secretaries.
     In addition to these formal processes, directors are in regular informal communication with members of the Executive committee and other senior executives which encourages an open and regular exchange of knowledge and experience between management and the non executive directors.
     To continue building on the formal induction programmes, which all new non executive directors undertake, they are encouraged to take every opportunity to make site visits to the Group’s operations around the world and to meet local employees. In 2009, directors were able to benefit in this way by visits to the Group’s operations in Australia and Canada. The board also takes the opportunity to combine attendance at the annual general meeting in Australia and at the two day strategy review meeting with site visits.
Rio Tinto 2009 Form 20-F     134

Chairman
The chairman meets regularly with non executive directors without the executive directors being present at meetings of the Nominations committee, the membership of which comprises the chairman and other non executive directors.
Board performance evaluation
Each year, the board undertakes a process to evaluate its effectiveness and that of the board committees and individual directors. Each non executive director’s performance is appraised personally by the chairman and, in a meeting chaired by the senior independent non executive director, the non executive directors assess the chairman’s performance, taking into consideration the views of executive colleagues.
     For 2009, the board and board committee evaluation process was overseen by Jan du Plessis in his capacity as chairman of the board. This process was supported by the company secretary and took the form of a detailed questionnaire circulated to all members of the board. The board questionnaire invited comments on a number of key areas, including board dynamics, board capability, board process, board structure, corporate governance, strategic clarity and alignment, and the performance of individual committees and directors. The results of the questionnaire formed the basis of discussions led by the chairman with each individual director which also provided the chairman with an opportunity to provide feedback on their individual performance. Following the conclusion of this exercise, the board held a dedicated session at one of its scheduled meetings to discuss the output from its performance evaluation and to agree a number of actions. These actions, which are in the course of implementation, include practical measures to make board meetings more effective, including allowing more regular opportunities with members of the Executive committee during the year to review individual product group strategies as well as presentations by the Group’s functional leaders in the areas of technology and innovation, risk management and climate change.
     For the board committees, a similar questionnaire was produced in 2009 in agreement with the committee chairman and was circulated to each committee member and regular attendees. The questionnaire invited comments on a number of areas, including the role and responsibilities of the committee, its organisation and effectiveness and the qualifications of its members. The results of the questionnaires were collated and presented for discussion and debate at meetings of the Audit and Remuneration committees and the Committee on social and environmental accountability. Actions were agreed from this process, for example, the realignment of Committee meeting schedules to allow greater time to be spent on areas affecting the Group, including risk management, executive remuneration policy and dedicated sessions on local community engagement practices.
     In respect of the chairman’s own performance evaluation, Andrew Gould, in his capacity as senior independent director discussed and agreed with the other non executive directors that no individual performance evaluation of the chairman would be undertaken for the period since his appointment to that role on 20 April 2009. Such an evaluation will be undertaken in 2010.
Board committee membership and attendance at board and committee meetings during 2009

Committee on social
	Audit	Remuneration	and environmental	Nominations	Chairman’s
	committee	committee	accountability	committee	committee

Chairman	Sir David Clementi	Andrew Gould	Richard Goodmanson	Jan du Plessis	Jan du Plessis

Members	Vivienne Cox	Sir David Clementi	Sir Rod Eddington	All non executive directors	Tom Albanese
	Michael Fitzpatrick	Michael Fitzpatrick	Yves Fortier		Guy Elliott
	Ann Godbehere	Richard Goodmanson	Lord Kerr
	Lord Kerr	Paul Tellier
Paul Tellier

1.	Paul Skinner was chair of the Nominations committee and Chairman’s committee until his retirement on 20 April 2009.

2.	Upon his appointment as chairman, Jan du Plessis ceased to be a member of the Audit committee.

3.	All non executive directors became members of the Nominations committee with effect from 1 January 2010.

4.	David Mayhew attends the Audit committee in an advisory capacity.

5.	Ann Godbehere became a member and chairman designate of the Audit committee upon her appointment on 9 February 2010. Ann became chairman of the Audit committee at the conclusion of the 2010 annual general meetings.
Rio Tinto 2009 Form 20-F     135

											Committee on
											social and
	Board -		Board -		Audit		Remuneration		Nominations		environmental		Chairman’s
	scheduled		short notice		committee		committee		committee		accountability		committee

	A	B	A	B	A	B	A	B	A	B	A	B	A	B

Tom Albanese	8	8	8	8									22	17

Sir David Clementi	8	7	8	5	10	10	8	7

Vivienne Cox	8	8	8	6	10	8

Jan du Plessis	8	8	8	8	4	3			2	2			15	15

Sir Rod Eddington	8	8	8	7					3	3	5	5

Guy Elliott	8	8	8	8									22	20

Dick Evans	2	2	5	4

Michael Fitzpatrick	8	8	8	7	10	8	8	7

Yves Fortier	8	8	8	7					3	3	5	5

Richard Goodmanson	8	8	8	5			8	8			5	5

Andrew Gould	8	7	8	5			8	7	3	3

Lord Kerr	8	8	8	6	10	9					5	5

Jim Leng	1	1	1	1									1	1

David Mayhew	8	8	8	7					3	3

Paul Skinner	2	2	5	5					1	1			8	8

Paul Tellier	8	8	8	7	10	10	8	8

Sam Walsh	5	5

Notes

A = Maximum number of meetings the director could have attended. B = Number of meetings attended.
Independence
The tests of independence of a non executive director in the jurisdictions where Rio Tinto has listings are not wholly consistent. The board has therefore adopted a formal policy for the determination of the independence of its non executive directors. This policy, which includes materiality thresholds for the measurement of independence to be approved by the board, is on the corporate governance section of the website. Among the key criteria are independence from management and the absence of any business relationship which could materially interfere with the director’s independence of judgement and ability to provide a strong, valuable contribution to the board’s deliberations, or which could interfere with the director’s ability to act in the best interest of the Group. Where contracts in the ordinary course of business exist between Rio Tinto and a company in which a director has declared an interest, these are reviewed for materiality to both the Group, and the other party to the contract. “Material” is defined in the policy as being where the relationship accounts for more than two per cent of either Rio Tinto’s or the other parties’ consolidated gross revenue per annum, although the test also takes other circumstances into account. Applying these criteria, the board is satisfied that all of its non executive directors, with the exception of David Mayhew, who is chairman of JP Morgan Cazenove Limited, one of Rio Tinto plc’s corporate brokers, are independent in accordance with this policy.
     David Mayhew has announced his intention to retire from the board at the conclusion of the annual general meetings in 2010 following which all of the non executive directors will be independent in accordance with this policy.
     Jan du Plessis, upon his original appointment to the board as a non executive director in September 2008, was deemed to be independent in accordance with the criteria set by the board’s policy. At the time of his appointment as non executive chairman from 20 April 2009, the board determined that he continued to be independent under the policy. In the board’s view, he continues to satisfy the tests for independence under the ASX Principles and the NYSE Standards.
Directors’ conflicts of interest
UK company law allows the board to authorise a “situation” in which there is, or may be, a conflict between the interests of Rio Tinto and the direct or indirect interests of a director or between the director’s duties to Rio Tinto and to another person. In 2008, Rio Tinto shareholders approved changes to the Companies’ constitutions to give directors the power to authorise such conflicts. The board has adopted procedures for ensuring that its powers to authorise conflicts operate effectively. For this purpose, a register of conflicts and any authorisation granted by the board is maintained by the company secretary and regularly reviewed by the board.
Executive directors’ other directorships
Executive directors may on occasion be invited to become non executive directors of other companies. The board has adopted a procedure under which approval may be given to accept such invitations recognising the benefit to be derived to the individual and to Rio Tinto from such exposure. For full details see page 113.
Election and re-election
The directors may appoint additional members to join the board during the year. Directors appointed in this way will, upon the recommendation of the board, offer themselves for election by shareholders at the first annual general meetings after their appointment. Subject to that election and to satisfactory performance, directors will offer themselves for re-election at least once every three years. Non executive directors are normally expected to serve at least two terms of three years and, except in special circumstances, would not normally serve more than three such terms. The directors standing for election and re-election at the 2010 annual general meetings are set out on pages 93 to 96.
Rio Tinto 2009 Form 20-F     136

Chairman and chief executive
The roles of the chairman and chief executive are separate and the division of their respective responsibilities has been formally approved by the board.
Board committees
There are five committees that have been established to assist the board in meeting its responsibilities: the Audit committee, Remuneration committee, Nominations committee, the Committee on social and environmental accountability and the Chairman’s committee. Each committee plays a key role in helping the board ensure that high standards of corporate governance are maintained throughout the Group. Each committee is governed by terms of reference which are reviewed annually by the committees and the board to ensure they continue to meet requirements and to be at the forefront of best practice. The current terms of reference for each committee can be viewed in the corporate governance section of the website.
Audit committee
The primary function of the Audit committee, as set out in its terms of reference which are summarised below, is to assist the board in fulfilling its responsibilities by monitoring decisions and processes designed to ensure the integrity of financial reporting and sound systems of internal control and risk management. The scope of the Committee’s responsibilities includes: financial reporting and internal controls over financial reporting; internal controls; corporate assurance; external auditors; risk management; and the whistle blowing programme.
     In carrying out its responsibilities the Committee has full authority to investigate all matters that fall within its terms of reference. Accordingly, the Committee may:
•	Obtain independent professional advice in the satisfaction of its duties at the cost of the Group;
•	Have such direct access to the resources of the Group as it may reasonably require including the external and internal auditors
     The Audit committee’s main responsibilities include the review of accounting principles, policies and practices adopted in the preparation of public financial information, review with management of procedures relating to financial and capital expenditure controls, including internal audit plans and reports, review with external auditors of the scope and results of their audit, the nomination of auditors for appointment by shareholders, and the review of and recommendation to the board for approval of Rio Tinto’s risk management policies and processes. Its responsibilities also include the review of the annual financial statements of Group sponsored pension and superannuation funds, and oversight of the whistleblowing programme.
     To ensure the Committee discharges its responsibilities, it meets not less than four times per year and arranges occasional training sessions which may cover new legislation and other information relevant to the Committee’s role. The Group’s chief financial officer, other senior financial management, external and internal auditors regularly attend its meetings.
     The members of the Committee are independent and free of any relationship that would interfere with impartiality in carrying out their responsibilities. The members meet the independence requirements of the Code, the ASX Principles and the NYSE Code, and the Committee meets the composition, operation and responsibility requirements of the ASX Principles.
     The Committee is also bound by SEC requirements for audit committees’ financial experts and the Code and ASX Principles requirement that at least one committee member should have recent and relevant financial experience. Following the retirement of Sir David Clementi as its chairman with effect from the conclusion of the 2010 annual general meetings, Ann Godbehere, currently a member of the Committee and who became its chairman at that time, and Mike Fitzpatrick are considered by the board to have recent and relevant financial experience and are therefore the Committee’s financial experts. All other members of the Committee are deemed to be financially literate by virtue of their business experience in the opinion of the Audit committee.
Report of the Audit committee
The Audit committee met ten times in 2009. The Audit committee terms of reference were reviewed in 2009 and changes were adopted to reflect evolving regulatory requirements and, in the light of external developments, to clarify that the Audit committee is the board committee responsible for oversight of risk management generally whilst accountability for risk management remains with the chief executive and his Executive committee.
     In 2009, the Committee reviewed the independence of the external auditors, PricewaterhouseCoopers, who have been auditors to the Group since 1995. The effectiveness of the external auditors was also reviewed to ensure that the Group continues to receive an efficient and unbiased service from them. Having concluded its review, the Committee reported to the board that it is satisfied that the provision of non audit services by the external auditors during 2009 is compatible with the general standard of independence for auditors and the standards imposed by the Australian Corporations Act 2001.
     As part of its responsibility to foster open communication, the Committee met separately with management, the external auditors and the internal auditor during the year.
     The Committee has reviewed and discussed with management the Group’s audited financial statements for the year ended 31 December 2009.
     The Committee discussed with the external auditors the matters described in the International Standard on Auditing (UK and Ireland) 260, Communication of Audit Matters with those charged with governance (ISA 260), including their judgements regarding the quality of the Group’s accounting principles and underlying estimates.
Rio Tinto 2009 Form 20-F     137

     The Committee has discussed with the external auditors their independence, and received and reviewed their written disclosures, as required by the Public Company Accounting Oversight Board Rule 3526 “Communication with Audit Committees Concerning Independence”.
     Based on the reviews and discussions referred to above, the Committee has recommended to the board that the financial statements referred to above be approved.
On behalf of the Audit committee
Sir David Clementi (chairman)
5 March 2010
Remuneration committee
The Remuneration committee assists the Board to fulfil its oversight responsibility to shareholders to ensure that remuneration policy and practices reward fairly and responsibly and with a clear link to corporate and individual performance.
     The report of the Remuneration committee which has been reviewed by the Committee and approved by the board can be found on pages 101 to 116.
Nominations committee
The Nominations committee is governed by terms of reference which the Committee regularly reviews and assesses and which are approved by the board. The terms of reference are set out in the corporate governance section of the website.
     The Nominations committee is chaired by Jan du Plessis, chairman of the board and comprises all the other non executive directors. The Committee is responsible, on behalf of the board, for regularly assessing the balance of executive and non executive directors and the composition of the board in terms of the skills, diversity and capacity required to ensure it remains relevant and appropriately aligned to oversee the delivery of Rio Tinto’s core objective and strategy. The Committee further reviews the time required to be committed to Group business by non executive directors and assesses whether non executive directors are devoting sufficient time to carry out their duties.
     Taking into account these factors, the Committee develops and agrees the desired profiles of potential candidates for board membership. In consultation with external search consultants it then oversees the review and recruitment process to fill vacancies as they arise. The recruitment process itself includes identification of suitable candidates, followed by a formal assessment of each candidate, leading to a final selection process. Proposals for new board members are submitted to the full board for approval. On behalf of the board, the Committee also reviews proposals for senior executive appointments and monitors executive succession planning.
     The members of the Nominations committee are independent with the exception of David Mayhew. The chairman is considered independent under the ASX Principles. Under the Code he is not considered independent following his appointment as chairman, however the Code specifically allows the chairman to chair the Nominations committee. The composition of the Committee is therefore also compliant with the Code.
Report of the Nominations committee
The Committee’s activities in 2009 covered the succession of the chairman, executive directorships, non executive succession and changes to the Executive committee.
     In 2008, as the end of his second three year term of appointment as chairman approached, Paul Skinner notified the Committee of his intention to retire from the board. Under the guidance of the senior independent director, Andrew Gould, the Committee considered the desired skills and experience required for the appointment of a new, non executive chairman and developed and agreed a profile for this role. Consultants were engaged to assist the Committee in the identification of the new chairman as a result of which, following a formal assessment by the Committee, a recommendation was made to the board. Jim Leng was appointed as an independent non executive director and chairman designate on 14 January 2009. However, Mr Leng subsequently decided to resign from the board on 9 February 2009.
     In response to Mr Leng’s decision to resign from the board, a new process was immediately initiated by the senior independent director which was aimed at identifying a suitable successor to Paul Skinner based upon the previously agreed criteria for the role. This process was supported by all of the other non executive directors, together with external consultants. Taking into account the leadership skills and experience required in the role, the Committee discussed the opportunity with Jan du Plessis who, with the unanimous support of the Committee and all of the other members of the board, agreed to accept the nomination and was therefore appointed as chairman with effect from 20 April 2009, upon the retirement of Paul Skinner.
     In accordance with its terms of reference, the Committee reviewed with the chief executive proposed changes to the Executive committee’s organisation and an announcement concerning its revised membership was made on 15 October 2009. The Committee also reviewed non executive succession arrangements for the board, resulting most recently in an announcement to appoint Ann Godbehere and Robert Brown as additional non executive directors from 9 February 2010 and 1 April 2010 respectively. Further details of these appointments are contained in the Annual report.
On behalf of the Board
Ben Mathews, secretary
Nominations committee
5 March 2010
Committee on social and environmental accountability
The Committee on social and environmental accountability is governed by terms of reference which it reviews and assesses each year and which are approved by the board. The terms of reference are available in the corporate governance section of the website.
Rio Tinto 2009 Form 20-F     138

     The Committee assists the board to oversee management processes, standards, and strategies designed to manage social and environmental risks and achieve compliance with social and environmental responsibilities and commitments. The Committee reviews the effectiveness of management policies and procedures relating to safety, health, employment practices, relationships with neighbouring communities, environment, human rights, land access, political involvement and sustainable development.
Chairman’s committee
The Committee acts on behalf of the board between scheduled board meetings either in accordance with authority delegated by the board or as specifically set out within its terms of reference. It supports the functioning of the board and ensures that the business of the board and its committees is properly planned and aligned with management. When mandated by the board, the Chairman’s Committee will consider urgent matters between board meetings, and deal with the implementation of board decisions on transactions and other corporate matters. Other than for the chairman of the board, the Committee performs the annual review of non executive directors’ fees and makes a recommendation to the board as appropriate.
     The membership of the Committee comprises the chairman, chief executive and chief financial officer.
Australia and Canada forum
An advisory forum has been established in each of Australia and Canada to advise the board and executive management on political, economic and social developments in those countries which could impact the successful development of Rio Tinto’s businesses. Each forum meets twice annually and is attended by the chairman, chief executive, chief financial officer, local directors and senior management.
MANAGEMENT
On behalf of the board, the chief executive has delegated authority for the day to day management of the Group’s operations. The chief executive, chief financial officer and the heads of the product and global support groups share management responsibility for the management of the business.
     The chief executive is assisted by the work of management committees in monitoring performance and achieving Rio Tinto’s strategy. The management committees are described below.
Executive committee
The Executive committee is responsible, under the leadership of the chief executive, for the day to day management of the business, setting performance targets and implementation of the Group’s strategy and direction as determined by the board. The members of the Committee are: the chief executive, the chief financial officer, the product group chief executives, the Group executive Technology & Innovation, the Group executive Legal & External Affairs, the Group executive People and Organisation and the Group executive Business Support & Operations.
Closure committee
This Committee oversees the closure management programme in place to manage the significant financial, reputational and operational risk of site closures. The members of the Committee are: global head of Planning and Reporting, the global head of Health, Safety & Environment, Group executive, Legal & External Affairs, global practice leader Communities, senior vice president Human Resources, Health, Safety & Environment Rio Tinto Alcan and until his retirement in October 2009, the former Group executive Technology & Innovation. The activities of the Committee are supported by a sub committee working group to assist, coordinate and implement the closure management programme.
Continuous disclosure committee
The Committee is chaired by the chief financial officer and has ultimate responsibility for determining the information that requires disclosure to the markets under the continuous disclosure requirements in the jurisdictions in which Rio Tinto is listed. The members of the Committee are: the chief financial officer, company secretary of Rio Tinto plc, managing director of Rio Tinto Australia, head of Business Development, head of Investor Relations and global practice leader Media Relations.
Disclosure and procedures committee
The primary role of this Committee is to assist the board, Audit committee and individual directors and officers who are required under various regulations to endorse the Group’s shareholder reports and other public documents. The members of the Committee are: the company secretary of Rio Tinto plc, global head of Planning & Reporting, head of Compliance, head of Corporate Assurance and the global head of Health, Safety & Environment.
Finance committee
The Finance committee is responsible, under the leadership of the chief financial officer, to review and advise on issues that arise in the day to day workings within the functional areas of the chief financial officer’s direct reports. The members of the Committee are: the chief financial officer, global head of Planning and Reporting, global head of Treasury, global head of Taxation, head of Investor Relations and the head of business development.
Investment committee
The purpose of the Investment committee is to review proposals for major capital decisions by the board and by Group companies to ensure that they accord with the strategic objectives established by the board. The members of the Committee are: the chief executive, chief financial officer, Group executive, Technology & Innovation and Group executive, Business Support & Operations.
Rio Tinto 2009 Form 20-F     139

Ore reserves steering committee
The Ore reserves steering committee is the primary governance body over the ore reserve estimation and disclosure processes. The members of the Committee are: the Group executive Technology & Innovation, global head of Planning and Reporting, global practice leader, Strategic Production Planning Technology & Innovation, chief advisor, Evaluation, chief advisor, Orebody Knowledge, Technology & Innovation, chief advisor, Resources and Reserves Technology & Innovation, general manager, Resource Development Rio Tinto Iron Ore and consulting geologist Rio Tinto Exploration.
COMMUNICATION
Rio Tinto recognises the importance of effective timely communication with shareholders and the wider investment community.
     To ensure that trading in its securities takes place in an informed market, the Group has adopted continuous disclosure standards which are overseen by the Continuous disclosure committee and form part of the Group’s corporate governance standards. Rio Tinto makes immediate disclosure to the listing authorities of any information that a reasonable person would expect to have a material effect on its share price in accordance with their rules. All information released to the markets is posted on the media section of the website.
     In addition to statutory documents, Rio Tinto’s website features in depth information on health, safety and the environment, as well as general investor information, publications and policies and guidance. Full and half year results as well as any major presentations are also webcast. Presentation material from investor seminars is also made available on the website.
     Full advantage is taken of the annual general meetings to inform shareholders of recent developments and to give shareholders the opportunity to ask questions. Generally, the chairs of all board committees will be available to answer questions raised by shareholders and all directors are expected to attend where possible. Rio Tinto’s external auditor, PricewaterhouseCoopers attends the annual general meeting and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report. Rio Tinto Limited’s shareholders may also submit written questions regarding the statutory audit report to the auditors. Any questions received and answers provided are made available at that meeting.
     The main channels of communication with the investment community are through the chairman, chief executive and chief financial officer, who have regular meetings with the Companies’ major shareholders. The senior independent director and other non executive directors are also available, as appropriate. The Group organises regular investor seminars which provide a two way communication opportunity with investors and analysts; the valuable feedback is communicated to the board. Surveys of major shareholders’ opinions and perceptions of the Group are presented to the board by the Group’s investor relations advisors on a regular basis.
BUSINESS PRACTICE
Statement of business practice
The way we work is Rio Tinto’s global code of conduct and one of the Group’s most important documents. The global code was first launched in 1997 and was revised and reissued in 2009 to reflect Rio Tinto’s changing environment and take into account the integration of Rio Tinto Alcan. Its objective is to help protect and promote Rio Tinto’s reputation which plays a critical role in the success of the business and ability to generate shareholder value.
     The way we work contains principles and standards of conduct which reaffirm the Group’s commitment to corporate responsibility. It is inspired by our four core values: accountability, respect, teamwork and integrity. It is largely derived from, and supported by, Rio Tinto’s extensive framework of policies and standards.
     Core policies are adopted by the board after wide consultation, externally and within the Group. Once adopted, they are communicated to business units worldwide, together with mandatory standards and guidance notes to support implementation. Business units are required to devote the necessary effort by management to implement and report on these policies and standards.
     Rio Tinto’s core policies, addressed in The way we work, include: access to land; business integrity; communities; corporate governance; employment; environment; human rights; internal controls and reporting; occupational health; political involvement; safety; sustainable development and transparency. These are supported by policies in the areas of risk, information management and security.
     Each policy is supported by standards expanding on the minimum expectations on topics such as antitrust, continuous disclosure, antibribery, compliance, cultural heritage and health, safety and the environment. Many of these standards are supplemented by guidance notes. These policies and standards apply to all Rio Tinto managed businesses. Where the Group does not have operating responsibility for a business, Rio Tinto’s policies are communicated to its business partners and they are encouraged to adopt similar policies of their own. Rio Tinto employees are required to undertake mandatory on line training about the requirements of The way we work and several other core policies.
“Whistleblowing” programme
The board has adopted a Groupwide whistleblowing programme called Speak-OUT. Employees are encouraged to report any concerns, including any suspicion of a violation of the Group’s financial reporting or environmental procedures, through an independent third party and without fear of recrimination. A process has been established for the investigation of any matters reported with clear lines of reporting and responsibility in each Group business.
Sustainable development
Rio Tinto’s report on sustainable development follows the guidelines of the Association of British Insurers.
Dealing in Rio Tinto securities
Rio Tinto has a set of rules which restrict the dealing in Rio Tinto securities by directors and employees with access to “inside information”. These rules require those people to seek clearance from the chairman or the company secretary before any proposed
Rio Tinto 2009 Form 20-F     140

dealing to ensure that they do not deal when in possession of inside information. Directors or members of the Executive committee will not be given clearance during “close periods” immediately preceding the announcement of annual and interim results. The rules prohibit the hedging of unvested options. The “Rules for dealing in Rio Tinto securities” can be viewed in the corporate governance section of the website.
Risk management
Rio Tinto’s overriding objective is to maximise the overall long term return to shareholders through a strategy of investing in large, cost competitive mines and businesses. The directors recognise that creating shareholder return is the reward for taking and accepting risk. The directors have established a process for identifying, evaluating and managing the material business risks faced by the Group. This process was in place during 2009 and up to and including the date of approval of the 2009 Annual report.
     A description of some of the principal risks and uncertainties that could affect Rio Tinto are found on pages 6 to 9.
Risk management policies and approach
Rio Tinto recognises that risk is an integral and unavoidable component of the business, and that it is characterised by both threat and opportunity. The Group fosters a risk aware corporate culture in all decision making, and is committed to managing all risk in a proactive and effective manner through competent risk management. To support this commitment, risk is analysed in order to inform the management decisions taken at all levels within the organisation. The principles of the risk analysis and management process are set out in the Risk policy and standard which is in the corporate governance section of the website.
Roles and responsibilities
The Risk policy and standard is supported by an integrated framework of risk governance and reporting specifying how the Group organises the handling of risk. Together with the policy, the supporting roles and infrastructure, the framework makes up the complete Rio Tinto approach to risk analysis and management.
     The directors are responsible for the Group’s system of internal controls and for reviewing annually its effectiveness in providing shareholders with a return on their investments that is consistent with a responsible assessment and management of risks. This includes reviewing financial, operational and compliance controls and risk management procedures and their effectiveness. The directors have completed their annual review and assessment for 2009. Whilst the Audit committee is responsible for oversight of the effectiveness of the risk management process, accountability for identifying and managing risks rests with the chief executive and is cascaded throughout the Group through the Executive committee.
Internal risk control systems
Two of the Group’s management committees, the Executive committee and the Disclosures and procedures committee regularly review reports related to the Group’s control framework. Each year, the leaders of the Group’s businesses and administrative offices complete an internal control questionnaire that seeks to confirm that adequate internal controls are in place, are operating effectively and are designed to capture and evaluate failings and weaknesses, if any exist, and take prompt action, as appropriate. Once reviewed by the Executive committee, the results of this process are presented to the Audit committee and the board as a further part of their review of the Group’s internal controls. Assurance functions, including internal auditors and sustainable development auditors, perform reviews of the integrity and effectiveness of control activities and provide regular written and oral reports to directors and management committees.
     In 2009, information was reported by management to the Audit committee to enable it to assess the effectiveness of the internal controls and the management of material business risks. In addition, as part of their role, the board and its committees monitor the Group’s material business risks. These reports and risk management processes satisfy the internal control requirements of the Code and ASX Principles.
     Due to the limitations inherent in any risk management system, the process for identifying, evaluating and managing the material business risks is designed to manage rather than eliminate risk and to provide reasonable but not absolute assurance against material misstatement or loss. Certain risks, for example natural disasters, cannot be managed to an acceptable degree using internal controls. Such major risks are transferred to third parties in the international insurance markets, to the extent considered appropriate. The Group has material investments in a number of jointly controlled entities and associates. Where Rio Tinto does not have managerial control, it cannot guarantee that local management of mining and related assets will comply with Rio Tinto standards or objectives. Accordingly, the review of their internal controls is less comprehensive than that of the Group’s managed operations.
     This process for identifying, evaluating and managing the material business risks is continually reviewed and strengthened, as appropriate.
AUDITORS AND INTERNAL ASSURANCE
Auditor independence
Rio Tinto has adopted policies designed to uphold the independence of the Group’s principal auditors by prohibiting their engagement to provide a range of accounting and other professional services that might compromise their appointment as independent auditors.
     The engagement of the Group’s principal auditors to provide statutory audit services, other services pursuant to legislation, taxation services and certain other services are pre- approved. Any engagement of the Group’s principal auditors to provide other permitted services is subject to the specific approval of the Audit committee or its chairman.
     Prior to the commencement of each financial year the Group’s chief financial officer and its principal auditors submit to the Audit committee a schedule of the types of services that are expected to be performed during the following year for its approval. The Audit committee may impose a US dollar limit on the total value of other permitted services that can be provided.
Rio Tinto 2009 Form 20-F     141

Any non audit service provided by the Group’s principal auditors, where the expected fee exceeds a pre determined level, must be subject to the Group’s normal tender procedures.
     In exceptional circumstances the chief financial officer is authorised to engage the Group’s principal auditors to provide such services without going to tender, but if the fees are expected to exceed US$250,000 then the chairman of the Audit committee must approve the engagement.
     The remuneration of the Group’s principal auditors for audit services and other services, as well as remuneration payable to other accounting firms, has been set out in note 43 to the financial statements.
     The board has established a policy that the principal auditors’ engagement partners will rotate every five years.
Corporate Assurance
The Corporate Assurance function provides independent and objective assurance on the adequacy and effectiveness of the Group’s systems for risk management, internal control, and governance together with ideas and recommendations to improve those systems. The function has adopted international auditing standards set by the Institute of Internal Auditors Inc.
     The function operates independently of management, under a mandate approved by the Audit committee and the Committee on social and environmental accountability (CSEA) and has full access to all functions, records, property and personnel of the Group. The head of Corporate Assurance reports functionally to both the Audit committee and CSEA, providing each committee with information relevant to their specific terms of reference.
     A risk based approach is used to focus assurance activities on high risk areas and audit plans are presented annually to the Audit committee and CSEA for approval.
     In respect of its internal audit function, Rio Tinto has an external service provider. The Audit committee has a policy which addresses conflicts of interest in relation to management requested engagements of the service provider. The policy complies with the Institute of Internal Auditor’s International Standards on independence. Certain services are pre-approved under the policy as they would not be in conflict with the internal auditor’s role. There is a list of prohibited services which may not be undertaken without approval of the head of Corporate Assurance, and guidance on the consideration of services which may give rise to a conflict of interest.
FINANCIAL REPORTING
Financial statements
The directors are required to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group as at the end of the financial period and of the profit or loss and cash flows for that period. This includes preparing financial statements in accordance with UK company law which give a true and fair view of the state of the Company’s affairs, and preparing a Remuneration report which includes the information required by Regulation 11, Schedule 8 of the Large and Medium Sized Companies and Groups (Accounts and Reports) Regulations 2008 and the Australian Corporations Act 2001.
     The directors are responsible for maintaining proper accounting records, in accordance with the UK Companies Act 2006 and the Australian Corporations Act 2001. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities. The directors are also responsible for ensuring that appropriate systems are in place to maintain and preserve the integrity of the Group’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from current and future legislation in other jurisdictions. The work carried out by the auditors does not involve consideration of such developments and, accordingly, the auditors accept no responsibility for any changes, should any be made, to the financial statements after they are made available on the website.
     The directors, senior executives, senior financial managers and other members of staff who are required to exercise judgement in the course of the preparation of the financial statements are required to conduct themselves with integrity and honesty and in accordance with the ethical standards of their profession and/or business.
     The directors consider that the 2009 Annual report presents a true and fair view and have been prepared in accordance with applicable accounting standards, using the most appropriate accounting policies for Rio Tinto’s business and supported by reasonable judgements and estimates. The accounting policies have been consistently applied. The directors have received a written statement from the chief executive and the chief financial officer to this effect. In accordance with the internal control requirements of the Code and the ASX Principles Recommendation 7.3, this written statement relies on a sound system of risk management and internal compliance and controls which implements the policies adopted by the board and confirms that the Group’s risk management and internal compliance and control systems are operating efficiently and effectively in all material respects.
COMPLIANCE STATEMENTS
The Code
By virtue of its UK listing, Rio Tinto is required to state how it has applied the principles set out in Section 1 of the Code and which relate to its directors, remuneration, accountability and audit and relations with shareholders. This Annual report provides a statement to satisfy that obligation. Rio Tinto is also required to disclose whether it has complied with the provisions set out in Section 1 of the Code and to provide an explanation where it does not. Rio Tinto confirms that it has continued to comply fully with the detailed provisions of Section 1 of the Code throughout 2009.
ASX Principles
The Listing Rules of the ASX require Rio Tinto to report the extent to which it complies with the good practice recommendations in the ASX Principles and the reasons for any non compliance. Rio Tinto confirms that it has continued to comply fully with the ASX Principles throughout 2009.
Rio Tinto 2009 Form 20-F     142

NYSE Standards
Rio Tinto plc, as a foreign issuer with American Depositary Shares listed on the NYSE, is obliged by the NYSE Standards to disclose any significant ways in which its practices of corporate governance differ from the NYSE standards.
Item 7. Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
As far as is known, Rio Tinto plc is not directly or indirectly owned or controlled by another corporation or by any government or natural person. As of 14 May 2010, the total amount of the voting securities owned by the directors of Rio Tinto plc as a group was 398,568 ordinary shares of 10p each representing less than one per cent of the number in issue.
     As far as is known, Rio Tinto Limited, with the exception of the arrangements for the dual listed companies merger described on pages 146 to 147, is not directly or indirectly owned or controlled by another corporation or by any government. As of 14 May 2010, the only person known to Rio Tinto Limited as beneficially owning more than five per cent of its shares was Tinto Holdings Australia Pty Limited, which is an indirect wholly owned subsidiary of Rio Tinto plc, with 171,072,520 shares, representing 28.19 per cent of its issued capital. Rio Tinto Limited does not know of any arrangements which may result in a change in its control. As of 14 May 2010 the total amount of the voting securities owned by the directors of Rio Tinto Limited as a group was 73,202 shares representing less than one per cent of the number in issue.
     Directors’ interests in Group voting securities are shown in Table 3 on page 120. Their total beneficial interest in the Group amounts to less than one per cent.
     Except as provided under the DLC Merger Sharing Agreement as explained on pages 146 to 147, the Group’s major shareholders have the same voting and other rights as other shareholders.
     As at 14 May 2010 there were 326 shareholders who had registered addresses in the US holding 320,373 shares in Rio Tinto plc, and 315 who had registered addresses in the US holding 171,647 shares in Rio Tinto Limited.
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

Rio Tinto plc	Date of	Number of	Percentage
	notice	shares	of issued
			share capital

Barclays PLC	12 Jul 2006	42,129,019	4.02
The Capital Group Companies, Inc	13 Jun 2006	41,031,494	3.90
Capital Research and Management Company	16 July 2009	75,461,183	4.95
AXA S.A.	29 Jan 2008	48,493,873	4.86
Shining Prospect Pte. Ltd	2 Feb 2008	119,705,134	12.00
BlackRock Inc.	1 Dec 2009	127,744,871	8.38

Rio Tinto Limited

Shining Prospect Pte. Ltd[1]	4 Feb 2008	—

Notes

1.	Shining Prospect Pte. Ltd, a Singapore based entity owned by Chinalco (Aluminum Corporation of China) acquired 119,705,134 Rio Tinto plc shares on 1 February 2008. Through the operation of Corporations Act as modified, this gives these entities and their associates voting power of 9.32 per cent in the Rio Tinto Group on a joint decision matter, making them substantial shareholders of Rio Tinto Limited as well as of Rio Tinto plc.

2.	As far as it is known, Rio Tinto is not directly or indirectly owned or controlled by another corporation or by any government.

3.	Rio Tinto is not aware of any arrangement which may result in a change of control.

4.	The disclosure reflects the information as notified to the Company at the time the notice was received and does not reflect any subsequent changes to the holding which have not been notified in accordance with the UK Disclosure & Transparency Rules, or the Australian Corporations Act, such as the take up of rights under the Rights Issues undertaken in July 2009.
ANALYSIS OF ORDINARY SHAREHOLDERS

As at 14 May 2010

	Rio Tinto plc				Rio Tinto Limited
	No of	%	Shares	%	No of	%	Shares	%
	accounts				accounts

1 to 1,000 shares	35,158	71.93	12,406,538	0.81	157,769	82.33	47,695,201	7.86
1,001 to 5,000 shares	10,956	22.41	21,995,679	1.44	30,162	15.74	60,055,182	9.90
5,001 to 10,000 shares	974	1.99	6,712,349	0.44	2,414	1.26	16,677,895	2.75
10,001 to 25,000 shares	549	1.12	8,490,401	0.56	950	0.50	13,962,916	2.30
25,001 to 125,000 shares	611	1.25	37,840,304	2.47	261	0.14	12,212,024	2.01
125,001 to 250,000 shares	195	0.40	35,741,302	2.34	28	0.01	4,669,870	0.77
250,001 to 1,250,000 shares	287	0.59	169,286,224	11.07	34	0.02	18,043,951	2.97
1,250,001 to 2,500,000	56	0.11	101,666,696	6.65	6	0.00	10,452,341	1.72
2,500,001 and over	92	0.19	1,038,217,225	67.90	10	0.01	251,989,340	41.53
ADRs	1	0.00	93,507,021	6.12

Publicly held shares	48,879	100.00	1,525,863,739	99.79	191,634	100	435,758,720	71.81
Shares held in treasury	1		3,140,132	0.21
Tinto Holdings Australia Pty Limited							171,072,520	28.19

			1,529,003,871	100.00			606,831,240	100.00

Number of holdings less than marketable parcel of A$500					3,133
Rio Tinto 2009 Form 20-F     143

TWENTY LARGEST REGISTERED SHAREHOLDERS
In accordance with the ASX Listing Rules, below are the names of the twenty largest registered holders of Rio Tinto Limited shares and the number of shares and the percentage of issued capital each holds:
Rio Tinto Limited

		Number of	Percentage
		shares	of issued
			share
			capital

1.	Tinto Holdings Australia Pty Limited	171,072,520	28.19
2.	HSBC Custody Nominees (Australia) Limited	87,491,680	14.42
3.	J P Morgan Nominees Australia Limited	59,763,778	9.85
4.	National Nominees Limited	55,847,206	9.20
5.	Citicorp Nominees Pty Limited	15,463,601	2.55
6.	ANZ Nominees Limited	11,649,735	1.92
7.	Cogent Nominees Pty Limited	7,465,404	1.23
8.	UBS Wealth Management Australia Nominees Pty Ltd	3,876,380	0.64
9.	Citicorp Nominees Pty Limited	3,690,746	0.61
10.	Australian Foundation Investment Company Limited	3,573,706	0.59
11.	AMP Life Limited	3,167,104	0.52
12.	Argo Investments Limited	2,393,539	0.39
13.	Perpetual Trustee Company Limited	2,013,569	0.33
14.	Australian Reward Investment Alliance	1,841,854	0.30
15.	Queensland Investment Corporation	1,512,294	0.25
16.	HSBC Custody Nominees (Australia) Limited	1,361,088	0.22
17.	RBC Dexia Investor Services Australia Nominees Pty Limited	1,329,997	0.22
18.	Citicorp Nominees Pty Limited	1,156,804	0.19
19.	RBC Dexia Investor Services Australia Nominees Pty Limited	1,095,104	0.18
20.	RBC Dexia Investor Services Australia Nominees Pty Limited	939,024	0.15

		436,705,133	71.96

Notes

1.	Tinto Holdings Australia Pty Limited is a wholly owned subsidiary of Rio Tinto plc.

2.	Other large registered shareholders are nominees who hold securities on behalf of beneficial shareholders.
RELATED PARTY TRANSACTIONS
Information about material related party transactions of the Rio Tinto Group is set out in note 44 to the 2009 Financial statements.
Item 8. Financial Information
LEGAL PROCEEDINGS
Neither Rio Tinto plc nor Rio Tinto Limited nor any of their subsidiaries is a defendant in any proceedings which the directors believe will have a material effect on either Company’s financial position or profitability.
     Contingencies are disclosed in note 35 to the 2009 Financial statements.
DIVIDENDS
Both Companies have paid dividends on their shares every year since incorporation in 1962. The rights of Rio Tinto shareholders to receive dividends are explained under the description of the Dual Listed Companies’ Structure on page 147.
Dividend Policy
The aim of Rio Tinto’s progressive dividend policy is to increase the US dollar value of ordinary dividends over time. The rate of the total annual dividend, in US dollars, is determined taking into account the results for the past year and the outlook for the current year. Under Rio Tinto’s dividend policy, the interim dividend is set at one half of the total ordinary dividend for the previous year and the final ordinary dividend is expected to be at least equal to the previous interim dividend. This policy was suspended in 2009 due to the recapitalisation of the balance sheet.
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
2009 dividends
On announcing the US$14.8 billion (net) rights issues on 5 June 2009, the directors announced that an interim dividend would not be paid for 2009. The 2009 final dividend of 45 US cents per share was declared by the directors on 11 February 2010 and the applicable translation rate was US$1.5606 to the pound sterling and US$0.87285 to the Australian dollar.
     Final dividends of 28.84 pence or 51.56 Australian cents per share and 180 US cents per Rio Tinto plc (each representing four shares) were paid on 1 April 2010.
     From 2010, the Group is committed to a progressive dividend policy over the longer term. The charts below set out the amounts of interim, final and special cash dividends paid or payable on each share or ADR in respect of each financial year, but before deduction of any withholding tax.
Rio Tinto 2009 Form 20-F     144

     These have been restated for the impact of the rights issue.

Rio Tinto Group – US cents per share	2009	2008	2007	2006	2005
		restated	restated	restated	restated

Interim	—	55.61	42.53	32.73	31.50
Final	45.00	55.61	68.70	52.34	33.96
Special	—	—	—	—	90.00

Total	45.00	111.22	111.23	85.07	155.46

Rio Tinto plc – UK pence per share

Interim	—	29.64	20.93	17.53	17.80
Final	28.84	37.85	35.27	26.69	19.11
Special	—	—	—	—	50.64

Total	28.84	67.49	56.20	44.22	87.55

Rio Tinto Limited – Australian cents per share

Interim	—	63.25	49.64	42.94	41.37
Final	51.56	82.97	76.08	67.75	44.89
Special	—	—	—	—	118.98

Total	51.56	146.22	125.72	110.69	205.24

Rio Tinto plc – US cents per ADR

Interim	—	222.44	170.12	130.92	126.00
Final	180.00	222.44	274.80	209.36	135.84
Special	—	—	—	—	360.00

Total	180.00	444.88	444.92	340.28	621.84

Dividend reinvestment plan (DRP)
Rio Tinto offers a DRP to registered shareholders, which provides the opportunity to use cash dividends to purchase Rio Tinto shares in the market free of commission. Due to local legislation the DRP cannot be extended to shareholders in the US, Canada and certain other countries.
POST BALANCE SHEET EVENTS
Refer to note 48 of the financial statements.
Item 9. The Offer and Listing
MARKET LISTINGS AND SHARE PRICES
The prices of Rio Tinto plc and Rio Tinto Limited shares and Rio Tinto plc ADRs are available during the day on the Rio Tinto and other websites.
Rio Tinto plc
The principal market for Rio Tinto plc shares is the London Stock Exchange (LSE), the shares trade through the Stock Exchange Electronic Trading Service (SETS) system.
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
     Rio Tinto plc has a sponsored American Depositary Receipt (ADR) facility with JPMorgan Chase Bank NA (JPMorgan) under a Deposit Agreement, dated 13 July 1988, as amended on 11 June 1990, as further amended and restated on 15 February 1999 and as further amended and restated on 18 February 2005 when JPMorgan became Rio Tinto plc’s depository. The ADRs evidence Rio Tinto plc American Depositary Shares (ADS). Prior to 29 April 2010, each ADR represented four ordinary shares. On 29 April 2010, the Deposit Agreement was further amended and restated to realign the ratio so that one ADR represents one Rio Tinto plc ordinary share. The shares are registered with the US Securities and Exchange Commission (SEC), are listed on the New York Stock Exchange (NYSE) and are traded under the symbol ‘RTP’.
     Rio Tinto plc shares are also listed on Euronext.
Rio Tinto 2009 Form 20-F     145

     As at 14 May 2010, there were 48,880 holders of record of Rio Tinto plc’s shares. Of these holders, 326 had registered addresses in the US and held a total of 320,373 Rio Tinto plc shares, representing 0.02 per cent of the total number of Rio Tinto plc shares issued and outstanding as at such date. In addition, 93,507,021 Rio Tinto plc shares were registered in the name of a custodian account in London which represented 6.12 per cent of Rio Tinto plc shares issued and outstanding. These shares were represented by 93,339,046 Rio Tinto plc ADRs held of record by 384 ADR holders. In addition, certain accounts of record with registered addresses other than in the US hold shares, in whole or in part, beneficially for US persons.
ADR holders
ADR holders may instruct JPMorgan as to how the shares represented by their ADRs should be voted.
     ADR holders can receive annual reports, financial statements and interim reports on request.
     Rio Tinto is subject to the US Securities and Exchange Commission (SEC) reporting requirements for foreign companies. Rio Tinto’s Form 20-F and other filings can be viewed on the Rio Tinto website as well as the SEC website at www.sec.gov
Rio Tinto Limited
Rio Tinto Limited shares are listed on the Australian Securities Exchange (ASX). The ASX is the principal trading market for Rio Tinto Limited shares. The ASX is a national stock exchange operating in the capital city of each Australian State with an automated trading system.
     As at 14 May 2010, there were 191,635 holders of record of Rio Tinto Limited shares. Of these holders, 315 had registered addresses in the US, representing approximately 0.16 per cent of the total number of Rio Tinto Limited shares issued and outstanding as of such date. In addition, nominee accounts of record with registered addresses other than in the US may hold Rio Tinto Limited shares, in whole or in part, beneficially for US persons.
Investment warning
The following table shows share prices for the period indicated, the reported high and low middle market quotations, which represent an average of bid and asked prices, for Rio Tinto plc’s shares on the LSE based on the LSE Daily Official List, the highest and lowest sale prices of the Rio Tinto plc ADRs as reported on the NYSE composite tape and the high and low closing sale prices of Rio Tinto Limited shares based upon information provided by the ASX. There is no established trading market in the US for Rio Tinto Limited’s shares.
     Past performance of shares is not necessarily a guide to future performance. The value of shares and investments and the income derived from them can go down as well as up, and investors may not get back the amount they invested.

	Pence per		US$ per		A$ per Rio Tinto
	Rio Tinto plc share		Rio Tinto plc ADS[1]		Limited share
	High	Low	High	Low	High	Low

2005	2,657	1,472	38.30	22.85	69.10	38.82
2006	3,322	2,352	53.52	37.20	87.97	65.38
2007	5,784	2,505	102.30	40.74	146.90	69.50
2008	7,078	1,049	118.03	12.50	156.10	32.00
2009	3,420	1,140	55.93	16.58	74.89	29.38

Aug 2009	2,610	2,245	44.79	36.35	62.88	56.11
Sep 2009	2,740	2,312	45.84	36.96	61.74	55.25
Oct 2009	3,000	2,505	50.62	39.33	67.50	56.85
Nov 2009	3,310	2,693	55.93	44.63	73.78	62.59
Dec 2009	3,420	3,087	54.99	50.00	74.89	69.80
Jan 2010	3,638	3,053	60.10	48.15	80.00	68.00
Feb 2010	3,467	3,036	54.43	46.39	72.92	65.57
March 2010	3,910	3,468	59.77	51.56	79.75	71.01
April 2010	4,062	3,379	62.24	50.57	81.25	72.00

2008
First quarter	5,850	4,159	99.12	65.59	137.10	101.00
Second quarter	7,078	5,233	118.03	85.60	156.10	124.17
Third quarter	5,764	3,310	99.34	43.96	137.50	84.50
Fourth quarter	3,487	1,049	54.87	12.50	95.00	32.00

2009
First quarter	2,047	1,140	30.27	16.58	45.11	29.38
Second quarter	2,608	1,784	45.73	26.55	60.89	41.65
Third quarter	2,740	1,885	45.84	30.00	62.88	46.63
Fourth quarter	3,420	2,505	55.93	39.33	74.89	56.85

[1]	On 12 April 2010, Rio Tinto announced a ratio change for the Rio Tinto plc American Depository Receipts (ADR) programme. With effect from 30 April 2010, one ADR represents one Ordinary share of 10p in Rio Tinto plc prior to this date one ADR represented 4 Ordinary shares. To effect this change, ADR holders received 3 additional ADRs for every 1 ADR held as of 22 April 2010, the ADR record date. Prior year comparatives have been restated for the impact of the ratio change.
Item 10. Additional Information
DUAL LISTED COMPANIES STRUCTURE
In 1995, Rio Tinto shareholders approved the terms of the dual listed companies merger (the DLC merger) which was designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies. As a condition of its approval of the DLC merger, the Australian Government required Rio Tinto plc to reduce its shareholding in Rio Tinto Limited to 39 per cent by the end of 2005. Consistent with the commitments made to the Australian Government in 1995, the Rio Tinto plc shareholding in Rio Tinto Limited has been reduced over time and currently stands at 28.2 per cent.
Rio Tinto 2009 Form 20-F     146

     Following the approval of the DLC merger, both Companies entered into a DLC Merger Sharing Agreement (the Sharing Agreement) through which each Company agreed to ensure that the businesses of Rio Tinto plc and Rio Tinto Limited are managed on a unified basis, to ensure that the boards of directors of each Company are the same, and to give effect to certain arrangements designed to provide shareholders of each Company with a common economic interest in the combined enterprise.
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
Rio Tinto 2009 Form 20-F     147

     Following the Companies’ general meetings the overall results of the voting on Joint Decisions and the results of voting on separate decisions will be announced to the stock exchanges, published on the Rio Tinto website and announced to the media in the UK and Australia.
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
     As part of the DLC merger, the articles of association of Rio Tinto plc and the constitution of Rio Tinto Limited were amended with the intention of extending these laws and regulations to the combined enterprise and, in particular, to ensure that a person cannot exercise control over one Company without having made offers to the public shareholders of both Companies. It is consistent with the creation of the single economic enterprise and the equal treatment of the two sets of shareholders, that these laws and regulations should operate in this way. The articles of association of Rio Tinto plc and the constitution of Rio Tinto Limited impose restrictions on any person who controls, directly or indirectly, 20 per cent or more of the votes on a Joint Decision. If, however, such a person only has an interest in either Rio Tinto Limited or Rio Tinto plc, then the restrictions will only apply if they control, directly or indirectly, 30 per cent or more of the votes at that Company’s general meetings.
     If one of the thresholds specified above is breached then, subject to certain limited exceptions and notification by the relevant Company, such persons may not attend or vote at general meetings of the relevant Company, may not receive dividends or other distributions from the relevant Company, and may be divested of their interest by the directors of the relevant Company. These restrictions will continue to apply until such persons have either made a public offer for all of the publicly held shares of the other Company, or have reduced their controlling interest below the thresholds specified, or have acquired through a permitted means at least 50 per cent of the publicly held shares of each Company.
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
MEMORANDUM AND ARTICLES OF ASSOCIATION
Rio Tinto plc adopted new Articles of Association by special resolution passed on 20 April 2009 which were amended further by special resolution on 20 April 2009 effective 1 October 2009. Rio Tinto Limited adopted a new Constitution by special resolution
Rio Tinto 2009 Form 20-F     148

passed on 24 May 2000 and, amended by special resolution on 18 April 2002, 29 April 2005, 27 April 2007, 24 April 2008 and 20 April 2009 (effective 20 April 2009 and 1 October 2009).
Introduction
As explained on pages 146 to 147 under the terms of the DLC merger the shareholders of Rio Tinto plc and of Rio Tinto Limited entered into certain contractual arrangements which are designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise which owned all of the assets of both Companies. Generally and as far as is permitted by the UK Companies Act and the Australian Corporations Law this principle is reflected in the Articles of Association of Rio Tinto plc and in the Constitution of Rio Tinto Limited. The summaries below include descriptions of material rights of the shareholders of both Rio Tinto plc and Rio Tinto Limited. Unless stated otherwise the Articles of Association of and Constitution are identical.
     Rio Tinto plc is incorporated under the name “Rio Tinto plc” and is registered in England and Wales under company number 719885 and Rio Tinto Limited is incorporated under the name “Rio Tinto Limited” and is registered in Australia under ABN 96 004 458 404.
     No holder of shares, which may be held in either certificated or uncertificated form, will be required to make any additional contributions of capital.
Objects
The objects of Rio Tinto plc were previously set out in the fourth clause of its Memorandum of Association and the objects of Rio Tinto Limited were set out in the second clause of its Constitution. Included in these objects was the right for each Company to enter into, with one another, operate and carry into effect an Agreement known as the DLC Merger Sharing Agreement (the Sharing Agreement) and a Deed Poll Guarantee.
     The Memorandum of Association of each of the Companies included, among other things, the objects clause which sets out the scope of the activities the Company was authorised to undertake. This was drafted to provide a wide scope.
     Consistent with earlier reforms to Australian corporations legislation, the UK Companies Act 2006 significantly reduces the constitutional significance of a company’s memorandum. The UK Companies Act 2006 provides that a memorandum will record only the names of the original subscribers and the number of shares each subscriber agreed to take in the company on incorporation. Under the UK Companies Act 2006, the objects clause and all other provisions which were previously contained in a company’s memorandum are deemed to be contained in a company’s articles of association.
     Further, the UK Companies Act 2006 states that unless a company’s articles provide otherwise, a company’s objects are unrestricted. This abolishes the need for companies to have objects clauses.
     At the 2009 Annual General Meetings, shareholders of Rio Tinto plc and Rio Tinto Limited approved amendments to the constitutional documents whereby the objects clause were removed to allow the Companies to have the widest possible scope of activities, save that the relevant parts of Clause 4(A) of the Rio Tinto plc Memorandum, which relate to the powers to operate and carry into effect the Dual Listed Company Structure, be preserved by their inclusion in article 105 (Powers and obligations in relation to the Sharing Agreement).
     Similarly and for consistency with Rio Tinto plc’s articles of Association, Rio Tinto Limited’s Memorandum of Association was also deleted from the Rio Tinto Limited Constitution save for clauses 2(1), 5 and 6, which relate to the powers to operate and carry into effect the Dual Listed Company Structure, and preserve the integrity of the Dual Listed Company voting arrangements. These provisions were incorporated into rules 7 and 111 of the Rio Tinto Limited Constitution.
Directors
Under Rio Tinto plc’s Articles of Association a director may not vote in respect of any proposal in which he or any other person connected with him, has any material interest other than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company, except where resolutions:
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
Under Rio Tinto Limited’s Constitution, except where a director is constrained by Australian law, a director may be present at a meeting of the board while a matter in which the director has a material interest is being considered and may vote in respect of that matter.
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
     Directors are not required to hold any shares of either Company by way of qualification, but a director is nevertheless entitled to attend and speak at shareholders’ meetings. Nevertheless, as disclosed in the Remuneration report on pages 101 to 116
Rio Tinto 2009 Form 20-F     149

the Remuneration committee has informed the executive directors that they would be expected to build up a shareholding equal in value to two times salary over five years.
     Directors who were elected or re-elected a director in the third year before each annual general meeting are required to retire by rotation. In addition any director appointed by the directors since the last annual general meeting is also required to retire. A retiring director shall be eligible for election or re-election.
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
     Matters are transacted at general meetings by the proposing and passing of resolutions, of which there are three kinds:
•	an ordinary resolution, which includes resolutions for the election of directors, the receiving of financial statements, the cumulative annual payment of dividends, the appointment of auditors, the increase of authorised share capital or the grant of authority to allot shares;

•	a special resolution, which includes resolutions amending the Company’s Articles of Association of Rio Tinto plc or the Constitution of Rio Tinto Limited, disapplying statutory pre-emption rights or changing the Company’s name or the modification of the rights of any class of the Group’s shares at a meeting of the holders of such class of shares or relating to certain matters concerning the winding up of either Company.
An ordinary resolution requires the affirmative vote of a majority of the votes of those persons voting at a meeting at which there is a quorum. Special resolutions require the affirmative vote of not less than three fourths of the persons voting at a meeting at which there is a quorum. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is not entitled to cast the deciding vote in addition to any other vote he may have and the resolution is not deemed to be passed.
     The DLC Merger Sharing Agreement further classifies these three kinds of resolutions into ‘Joint Decisions’ and ‘Class Rights Actions’ as explained under voting rights on pages 147 to 148.
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
Rio Tinto 2009 Form 20-F     150

Rights in a Winding-up
Except as the shareholders have agreed or may otherwise agree, upon a winding up, the balance of assets available for distribution:
•	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

•	subject to any special rights attaching to any class of shares;
is to be distributed among the holders of ordinary shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the shareholders, divide among the shareholders the whole or any part of the assets in kind.
     The DLC Merger Sharing Agreement further sets out the rights of ordinary shareholders in a liquidation as explained on page 148.
Limitations on Voting and Shareholding
Except for the provisions of the Foreign Acquisitions and Takeovers Act 1975 which impose certain conditions on the foreign ownership of Australian companies, there are no limitations imposed by law, Rio Tinto plc’s Articles of Association or Rio Tinto Limited’s Constitution, on the rights of non residents or foreign persons to hold or vote the Group’s ordinary shares or ADSs that would not apply generally to all shareholders.
MATERIAL CONTRACTS
Iron Ore Joint Venture Framework Agreement
On 5 June 2009, Rio Tinto and BHP Billiton signed a Framework Agreement to establish an iron ore production joint venture combining the operation and management of their respective Western Australian iron ore production assets.
     The Framework Agreement contains exclusivity provisions preventing either party from soliciting or engaging in discussions with respect to a proposal that (in broad terms) enables a person to acquire an economic or security interest in assets within the scope of the joint venture; which may adversely impact on its benefits; which is likely to be inconsistent with completion of the joint venture; or which might require a restructuring of it.
     The Framework Agreement provides for a mutual break fee of US$275.5 million payable in the event that either party: announces that it does not intend to proceed with the joint venture; after satisfaction of the key regulatory approvals, fails to recommend the joint venture to its shareholders or fails to take the steps necessary to obtain the approval of its shareholders; or breaches the exclusivity provisions. It also set out core principles that would apply to the establishment of the joint venture.
Description of binding agreements
On 5 December 2009, Rio Tinto and BHP Billiton signed binding agreements that set out the terms that will regulate the establishment of the joint venture and its ongoing operation. Those terms are consistent with the core principles set out in the Framework Agreement, except that the joint marketing of 15 per cent of output contemplated by the core principles will not take place: all output will be sold by Rio Tinto and BHP Billiton separately.
Scope of joint venture
The joint venture will encompass the management and operation of the economic interests of Rio Tinto and BHP Billiton in all current and future iron ore operations in Western Australia, including exploration interests, leases, mines, rail lines, ports and associated infrastructure, and all related employees and contractors. However, the joint venture will not include BHP Billiton’s Hot Briquetted Iron plant (HBI) or Rio Tinto’s interest in HIsmelt™, and its application to other secondary processing activities will be limited. Marketing activities and business development outside Western Australia are also outside the scope of the joint venture.
     The parties to the joint venture will share the economic burden of all related liabilities, other than material undisclosed liabilities (with a minimum claim of US$300 million and a maximum claim period of ten years) and certain pre-July 2009 tax liabilities. It is intended that the joint venture will continue in perpetuity.
Conditions precedent
The binding agreements remain subject to satisfaction of certain conditions precedent, including satisfying relevant anti-trust requirements, obtaining Australian foreign investment clearance from the Commonwealth Treasurer and favourable rulings from the Australian Taxation Office and State revenue authorities, obtaining certain other government approvals, and obtaining the approval of BHP Billiton and Rio Tinto shareholders. The Framework Agreement and the binding agreements will terminate if the conditions precedent are not satisfied by 31 December 2010.
Financial adjustments
The economic interests of Rio Tinto and BHP Billiton in the joint venture will be equal. The joint venture is a contractual arrangement and the parties will not be acquiring shares in each other’s iron ore companies or legal or beneficial interests in each other’s iron ore assets. The parties will obtain an economic exposure to each other’s iron ore production assets through each of them subscribing for debentures in an interposed company in the other’s group that holds shares in the other’s asset holding subsidiaries.
     To equalise the net value of the parties’ asset contributions to the joint venture, BHP Billiton will also subscribe US$5.8 billion in cash for additional debentures in the Rio Tinto interposed company. This amount will be inflated from 1 July 2009 to
Rio Tinto 2009 Form 20-F     151

completion at a rate of 6.5 per cent per annum, and will also be adjusted to reflect equalisation of net cash flows from 1 July 2009 in the manner described below.
     The parties have agreed that they will bear the economic benefit and burden of the after-tax cash flows of their respective assets in the period from 1 July 2009 to commencement of the joint venture. To achieve this, the BHP Billiton cash subscription payment described above will be adjusted for 50 per cent of the difference between the net cash flows (after tax) from the Rio Tinto operations and the BHP Billiton operations during the period from 1 July 2009 until completion, inflated at a rate of 6.5 per cent per annum.
Governance of the joint venture
Management of the joint venture will be overseen by a “non executive” Owners’ Council comprised of four representatives of each party. All decisions of the Owners’ Council must be approved by both parties, subject to certain deadlock breaking mechanisms.
     The initial chairman of the Owners’ Council will be Sam Walsh (Rio Tinto executive director and chief executive, Iron Ore), who will hold that office for a period of four years. The Owners’ Council will have the power to approve high level policies (such as accounting, business conduct, communities and health, safety and environment) relating to the joint venture, review the conduct of activities undertaken by the manager and give general direction to the manager.
     The Owners’ Council will also have powers and functions, much like a board of directors, in relation to other matters, including: approval of business and synergy plans; approving major contracts and capital projects; reviewing performance of the joint venture; approving major asset acquisitions, disposals and closures; approving strategies for dealing with third party access requests; approving product types, volumes and specifications; approving entry into, or amendment of State Agreements; and approving the appointment and remuneration of senior executive team members. Standing and ad hoc committees comprised of an equal number of representatives of Rio Tinto and BHP Billiton will be established to advise the Owners’ Council in relation to the exercise of some of its powers and functions.
Management
The joint venture manager, a new entity owned equally by Rio Tinto and BHP Billiton, will manage all day to day activities of the joint venture without interference from Rio Tinto and BHP Billiton. In addition, the manager will develop plans for realisation of synergies and will present the Owners’ Council with annual business plans and budgets designed to achieve full utilisation of system capacity and options for maximisation of production capacity through expansion. The manager must ensure joint venture operations are conducted safely at all times, act equitably and fairly to the parties, and act in accordance with business plans and budgets approved by the Owners’ Council.
     Senior management of the manager will be selected jointly, with broadly equal participation from Rio Tinto and BHP Billiton. The initial chief executive officer of the joint venture will be BHP Billiton Iron Ore President Ian Ashby, who will hold that office for a period of four years. Future chief executive officers will be appointed by the Owners’ Council.
Funding and default
The joint venture will operate with a minimum cash balance and will be financed entirely by the parties, through money subscribed for debentures and money advanced by loan to the relevant iron ore companies conducting operations. The manager of the joint venture will call for cash from Rio Tinto and BHP Billiton on a regular basis to fund the joint venture and capital expenditure programmes. The parties may elect to fund their proportionate share of an expansion or acquisition by way of project financing and may use their interests in the joint venture to secure corporate debt.
     Failure to advance funds to meet calls made by the manager will give rise to a suspension of the defaulting party’s Owners’ Council voting rights and may trigger dilution of the defaulting party’s interest in the joint venture or a right to buy out the defaulting party.
Expansions and acquisitions
Sole risk rights will exist for expansion projects which involve capital expenditure exceeding US$250 million (indexed).
     Disagreements in relation to preferred expansion pathways (where more than one option exists) will be resolved by the manager determining which expansion pathway has the highest net present value.
     Proposals for new iron ore acquisitions or investments in Western Australia will be referred to the Owners’ Council and, if both parties agree, be undertaken within the joint venture. Absent this agreement, the opportunity may be undertaken by the proposing party as a sole risk project.
Marketing of product and adjustments and tonnage supply
Rio Tinto and BHP Billiton will continue to compete and market iron ore to their customers separately. A separation protocol will ensure that the manager has no knowledge of Rio Tinto and BHP Billiton’s marketing strategies or sale terms relating to production from the joint venture. The manager will supply equal product volumes and specifications of product to each party to the extent possible. Where equal supply is not possible, adjustments will be made to ensure that each party receives equal value. These adjustments may include differential distributions on the debentures.
Disposal of interests
The parties will both be free to sell some or all of their respective interests in the joint venture without any pre-emptive rights or change of control restrictions applying (although certain principles and restrictions will apply depending on the nature and extent of the disposal). The right to vote on the Owners’ Council can, however, only be exercised by a person with an economic interest of more than 25 per cent of the joint venture, except in the unlikely scenario where neither party holds an economic interest above 25 per cent. Neither party will be entitled to sell the underlying assets or interests separately from the joint venture interest, and rights to create security interests over the underlying assets and interests are limited.
Rio Tinto 2009 Form 20-F     152

Facility Agreement
Rio Tinto plc, Rio Tinto Canada Holding Inc. and Rio Tinto Finance plc entered into a facility agreement dated 12 July 2007 (the ‘Facility Agreement’) with Credit Suisse, Deutsche Bank AG, London Branch, The Royal Bank of Scotland plc and Société Générale. The Facility Agreement comprises two term facilities and two revolving facilities (including a swingline facility) up to a total amount of US$40 billion. The funds made available under the Facility Agreement will be used, among other things, to finance or refinance, directly or indirectly the consideration or other amounts payable in respect of the Group’s purchase for cash of all the outstanding shares of Alcan Inc.
     Advances under the term and revolving facilities bear interest at rates per annum equal to the margin (which is dependent on the Group’s long term credit rating as determined by Moody’s and Standard & Poors) plus LIBOR plus any mandatory cost.
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
     Facilities A and B were subject to mandatory prepayment and cancellation to the extent of the net proceeds from disposals of assets and from the raising of funds through equity or capital markets, subject to specific thresholds and conditions. All of Facilities A and B have been repaid from the proceeds of the rights issues and disposal proceeds in 2009. The mandatory prepayments also reduced the available credit commitments on Facility B to US$2.1 billion at 31 December 2009.
     All of Facilities A and B of the Alcan facility have now been repaid. Facility C available commitments of US$5 billion remain undrawn. On 29 January 2010 and 26 February 2010, US$2.0 billion of Facility D was repaid on each date. An additional US$1.0 billion was repaid on 31 March 2010 and 30 April 2010, respectively, leaving US$2.5 billion outstanding on the facility.
     Further details of the Group’s credit facilities are set out in Notes 22 and 48 to the 2009 Financial statements.
EXCHANGE CONTROLS
Rio Tinto plc
There are no UK foreign exchange controls or other restrictions on the import or export of capital or on the payment of dividends to non resident holders of Rio Tinto plc shares or that affect the conduct of Rio Tinto plc’s operations. The Bank of England, however, administers financial sanctions against specified targets related to certain regimes. There are no restrictions under Rio Tinto plc’s articles of association or under UK law that limit the right of non resident owners to hold or vote Rio Tinto plc shares.
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
     However acquisitions of interests in shares, voting power or certain other equity instruments in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Foreign Acquisitions and Takeovers Act 1975 (the Takeovers Act). The Takeovers Act applies to any acquisition of 15 per cent or more of the outstanding shares, of or voting power in, an Australian company or to any transaction that results in one non resident, or a group of associated non residents, controlling 15 per cent or more of the shares of or voting power in, an Australian company. The Takeovers Act also applies to any transaction which results in a group of non associated non residents controlling 40 per cent or more of the shares of or voting power in, an Australian company. Persons who are proposing such acquisitions or transactions are required to notify the Treasurer of their intention. The Treasurer has the power to order divestment in cases where such acquisitions or transactions have already occurred. The Takeovers Act does not affect the rights of owners whose interests are held in compliance with the legislation.
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
Dividend reinvestment plan (DRP)
The taxation effect of participation in the DRP will depend on individual circumstances. Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should, therefore, be included in the annual tax return.
The shares acquired should be added to shareholdings at the date and at the net cost shown on the share purchase advice. The actual cost of the shares, for Rio Tinto plc shareholders including the stamp duty/stamp duty reserve tax, will form the base cost for capital gains tax purposes.
Rio Tinto 2009 Form 20-F     153

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
     Since 1988, all dividends paid by Rio Tinto Limited have been fully franked. It is the Group’s policy to pay fully franked dividends whenever possible. The Boards expect Rio Tinto Limited to be able to pay fully franked dividends for the foreseeable future.
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
US residents
The following is a summary of the principal UK tax, Australian tax and US Federal income tax consequences of the ownership of Rio Tinto plc ADSs, Rio Tinto plc shares and Rio Tinto Limited shares ‘the Group’s DSs and shares’ by a US holder as defined below. It is not intended to be a comprehensive description of all the tax considerations that are relevant to all classes of taxpayer. Future changes in legislation may affect the tax consequences of the ownership of the Group’s ADSs and shares.
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
     This section applies to US holders only if shares or ADSs are held as capital assets for tax purposes. This section does not apply to shareholders who are members of a special class of holders subject to special rules, including a dealer in securities, a trader in securities who elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organisation, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns ten per cent or more of Rio Tinto’s voting stock, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or a person whose functional currency is not the US dollar.
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
Rio Tinto 2009 Form 20-F     154

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
Taxation of Dividends
Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a United States Holder, the gross amount of any dividend the Group pays out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate United States Holder, dividends paid to you in taxable years beginning before 1 January 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that, in the case of shares or ADSs, you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the shares or ADSs will generally be qualified dividend income.
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
Rio Tinto 2009 Form 20-F     155

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
     For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will, depending on your circumstances, generally be either “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.
Taxation of Capital Gains
Subject to the PFIC rules discussed below, if you are a US holder and you sell or otherwise dispose of the Group’s ADSs or shares, you will recognise capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in your shares or ADSs. Capital gain of a non corporate US holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
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
Item 11. Quantitative and Qualitative Disclosures about Market Risk
The Rio Tinto Group’s quantitative and qualitative disclosures about market risk, its policies for currency, interest rate and commodity price exposures, and the use of derivative financial instruments are discussed in the financial review on pages 87 to 93. The discussion regarding market risk contains certain forward looking statements and attention is drawn to the Cautionary statement on page 10.
Item 12. Description of Securities other than Equity Securities
The ADR facility is maintained by JPMorgan Chase Bank NA, or JPMorgan, pursuant to the Deposit Agreement as of 13 July 1988, as amended on 11 June 1990, as further amended and restated on 15 February 2005 when JPMorgan became Rio Tinto plc’s depositary. The ADRs evidence Rio Tinto plc American Depositary Shares (ADS). Prior to 29 April 2010, each ADR represented four ordinary shares. On 29 April 2010, the Deposit Agreement was further amended and restated to realign the ratio so that one ADR represents one Rio Tinto plc ordinary share. The term holder used refers to the person in whose name an American Depositary Receipt is registered.
Rio Tinto 2009 Form 20-F     156

Fees and charge payable by a holder of ADSs
In accordance with the terms of the Deposit Agreement, JPMorgan may charge holders of Rio Tinto ADSs, either directly or indirectly, fees or charges up to the amounts described below.

Category	Depositary Actions	Associated Fee
Depositing or substituting the underlying shares	Issuance of ADSs against the deposit of shares, including deposits and issuance in respect of:
  ▪    Share distributions, stock split, rights, merger
  ▪    Exchange of securities or other transactions or event other distribution affecting the ADSs or the deposited securities
US$5.00 per 100 ADSs (or portion thereof) evidenced by the new ADSs delivered
Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	US$5.00 for each 100 ADSs (or portion thereof)
Withdrawing an underlying share	Acceptance of ADSs surrendered for withdrawal of deposited securities	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered
Transferring, splitting or grouping receipts;	Transfers, combining or grouping of depositary receipts	US$2.50 per ADS
General depositary services, particularly those charged on an annual basis
  ▪    Other services performed by the depositary in administering the ADRs
  ▪    Provide information about the depositary’s right, if any, to collect fees and charges by offsetting them against dividends received an deposited securities
US$0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing holders or deducting such charge from one or more cash dividends or other cash distributions
Expenses of the depositary	Expenses incurred on behalf of holders in connection with
  ▪    Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment
  ▪    The depositary’s or its custodian’s compliance with applicable law, rule or regulation
  ▪    Stock transfer or other taxes and other governmental charges
  ▪    Cable, telex, facsimile and electronic transmission/delivery
  ▪    Expenses of the depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)
  ▪    Any other charge payable by depositary or its agents
Expenses payable at the sole discretion of the depository by billing holders or by deducting charges from one or more cash dividends or other cash distributions

Fees and payments made by the depositary to the issuer
JP Morgan has agreed to reimburse certain company expenses related to the company’s ADS programme and incurred by the company in connection with the programme. For the year ended 31 December 2009, JP Morgan did not reimburse any expenses to Rio Tinto nor pay any amounts on Rio Tinto’s behalf to third parties. However, JP Morgan waived certain of its standard fees and expenses associated with the administration of the programme relating to the following activities:
•	Routine programme maintenance;
•	Reporting;
•	Distribution of cash dividends;
•	Annual meeting services; and
•	Report mailing services.
In the year ended 31 December 2009, the waived fees and expenses amounted to US$215,000.
     Under certain circumstances, including removal of JP Morgan as Depositary or termination of the ADR programme by the company, the company is required to repay JP Morgan any amounts of administrative fees and expenses waived during the 12-month period prior to notice of removal or termination.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
There are no defaults, dividend arrearages or delinquencies.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
There are no material modifications to the rights of security holders.
Rio Tinto 2009 Form 20-F     157

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
Management’s report on internal control over financial reporting
The common management of each of Rio Tinto plc and Rio Tinto Limited is responsible for establishing and maintaining adequate internal control over financial reporting. The Companies’ internal control over financial reporting is a process designed under the supervision of their common chief executive and finance officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the Group’s published financial statements for external reporting purposes in accordance with IFRS.
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
     Management conducted an assessment of the effectiveness of internal control over financial reporting as of 31 December 2009, based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and concluded that it was effective.
     Our independent registered public accounting firms, PricewaterhouseCoopers LLP and PricewaterhouseCoopers, the auditors of Rio Tinto plc and Rio Tinto Limited respectively, audited the Financial statements included in this Form 20-F and audited the effectiveness of internal control over financial reporting as of 31 December 2009. Their audit report on internal control over financial reporting is included on p. A-82 of this Annual Report on Form 20-F.
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
Item 16A. Audit Committee Financial Expert
See Report of the Audit committee on pages 137 and 138 for information regarding the identification of the Audit committee financial expert.
Item 16B. Code of Ethics
The way we work, Rio Tinto’s statement of business practice, summarises the Group’s principles and policies for all directors and employees including the principal financial officer, the principal executive officer and the principal accounting officer.
     The way we work and the supplementary guidance documents are discussed more fully under Corporate governance on page 140. They can be viewed on Rio Tinto’s website: www.riotinto.com and will be provided to any person without charge upon written request received by one the company secretaries.
Item 16C. Principal Accountant Fees and Services
The remuneration of the Group’s principal auditors including audit fees, audit related fees, tax fees and all other fees, as well as remuneration payable to other accounting firms, has been set out in note 43 to the 2009 Financial statements.
     Rio Tinto has adopted policies designed to uphold the independence of the Group’s principal auditors by prohibiting their engagement to provide a range of accounting and other professional services that might compromise their appointment as independent auditors.
     The engagement of the Group’s principal auditors to provide statutory audit services, other services pursuant to legislation, taxation services and certain other services are pre- approved. Any engagement of the Group’s principal auditors to provide other permitted services is subject to the specific approval of the Audit committee or its chairman.
     Prior to the commencement of each financial year the Group’s chief financial officer and its principal auditors submit to the Audit committee a schedule of the types of services that are expected to be performed during the following year for its
Rio Tinto 2009 Form 20-F     158

approval. The Audit committee may impose a US dollar limit on the total value of other permitted services that can be provided. Any non audit service provided by the Group’s principal auditors, where the expected fee exceeds a pre determined level, must be subject to the Group’s normal tender procedures.
     In exceptional circumstances the chief financial officer is authorised to engage the Group’s principal auditors to provide such services without going to tender, but if the fees are expected to exceed US$250,000 then the chairman of the Audit committee must approve the engagement.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Rio Tinto plc			Rio Tinto Limited			Rio Tinto Group
	(a) Total	(b) Average	(c) Total number	(a) Total	(b) Average	(c) Total number	(d) Approximate
	number of	price	of shares	number of	price	of shares	dollar value of
	shares	paid per share	purchased as part	shares	paid per share	purchased as part	shares that may
	purchased		of publicly	purchased		of publicly	yet be purchased
	(including ESOT)		announced plans			announced plans	under the plans
			or programmes			or programmes	or programmes
		US$			US$		US$

2009
1 Jan to 31 Jan	—	—	—	26,530	27.36	—	—
1 Feb to 28 Feb	10,000	29.05	—	175,937	31.44	—	—
1 Mar to 31 Mar	114,090	33.86	—	105,533	32.57	—	—
1 Apr to 30 Apr	241,889	31.62	—	652,598	38.11	—	—
1 May to 31 May	—	—	—	247,587	46.84	—	—
1 Jun to 30 Jun	—	—	—	377,811	57.36	—	—
1 Jul to 31 Jul	—	—	—	30,532	43.29	—	—
1 Aug to 31 Aug	—	—	—	16,526	49.66	—	—
1 Sep to 30 Sep	1,046	38.39	—	23,774	51.12	—	—
1 Oct to 31 Oct	319,321	47.21	—	58,135	61.09	—	—
1 Nov to 30 Nov	—	—	—	80,630	66.39	—	—
1 Dec to 31 Dec	—	—	—	65,436	66.67	—	—

Total	686,346	36.03	—	1,861,029	45.38	—	—

2010
1 Jan to 31 Jan	—	—	—	270,326	71.96	—	—
1 Feb to 28 Feb	—	—	—	459,750	63.97	—	—
1 March to 31 March	—	—	—	212,034	67.51	—	—
1 April to 30 April	271,553	61.02	—	401,068	73.29	—	—
1 May to 14 May	—	—	—	24,280	60.95	—	—

     At the Rio Tinto plc annual general meeting shareholders approved an increase in authorised share capital from £142,123,283 to £170,000,000. However, in accordance with the UK Companies Act 2006, shareholders also approved an amendment to Rio Tinto plc’s articles of association to reflect the abolition of the concept of authorised share capital with effect from 1 October 2010.
     On 5 June 2009 the Group announced a fully underwritten rights issue consisting of a 21 for 40 rights issue of 524,460,478 new Rio Tinto plc shares at 1,400 pence per share and a 21 for 40 rights issue of 150,015,297 new Rio Tinto Limited shares at A$28.29 per share. Rio Tinto plc received valid acceptances in respect of 508,577,688 shares representing 96.97 per cent of the total number of new shares and Rio Tinto Limited received valid acceptances in respect of 142,149,887 shares representing 94.76 per cent of the total number of new shares. The remaining shares over which valid acceptances were not received were placed in the market by the underwriters. The Group raised gross proceeds of approximately US$15.2 billion from the issues. Net proceeds of US$14.8 billion were used to pay down the Group’s debt.
     Awards over 3,460,646 Rio Tinto plc ordinary shares and 2,566,504 Rio Tinto Limited shares were granted in connection with employee share plans during 2009. In addition, as a result of the rights issue, the awards over Rio Tinto plc shares were adjusted by 2,261,327 options and a further grant of 514,354 options over Rio Tinto Limited shares were made. As at 14 May 2010 there were options outstanding over 5,325,282 Rio Tinto plc ordinary shares and 3,778,667 Rio Tinto Limited shares. Upon vesting, awards may be satisfied by the issue of new shares, the purchase of shares on market, or, in the case of Rio Tinto plc, from treasury shares.
     Between 1 January 2010 and 14 May 2010, Rio Tinto plc reissued 1,894,568 ordinary shares from treasury in connection with employee share plans and Rio Tinto Limited’s registrars purchased on market and delivered 1,367,458 shares. No newly issued shares were used in connection with employee share plans.
Rio Tinto 2009 Form 20-F      159

Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
The Company has reviewed the NYSE Standards and believes that its practices are broadly consistent with them, with one exception. The NYSE Standards state that companies must have a nominating / corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the board a set of corporate governance principles applicable to the Company. Rio Tinto has a Nominations committee, information about which is set out on page 138. This committee does not develop corporate governance principles for the board’s approval. The board itself performs this task and approves the Group’s overall system of governance and internal controls.
PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
The 2009 Financial statements of the Rio Tinto Group and the separate 2009 Financial statements of Minera Escondida Limitada (Rio Tinto: 30 per cent), which exceeded certain tests of significance under Rule 3-09 of Regulation S-X, are included as the “A” pages in this Annual report on Form 20-F.
Item 19. Exhibits
Exhibits marked “*” have been filed as exhibits to this Annual report on Form 20-F and other exhibits have been incorporated by reference as indicated.
INDEX

Exhibit
Number	Description

1.1*	Articles of Association of Rio Tinto plc (adopted by special resolution passed on 20 April 2009 and amended on 1 October 2009)
1.2*	Constitution of Rio Tinto Limited (ACN 004 458 404) (as adopted by special resolution passed on 24 May 2000 and amended by special resolution on 18 April 2002, 29 April 2005, 27 April 2007, 24 April 2008 and 20 April 2009)
2.1	Facility Agreement, dated 12 July 2007, among Rio Tinto, Credit Suisse, Deutsche Bank AG, London Branch, The Royal Bank of Scotland plc, and Societe Generale (incorporated by reference to Exhibit (b)(1) to the Schedule TO-T filed by Rio Tinto plc and Rio Tinto Canada Holding Inc. on 24 July 2007, File No. 1-10533)
3.1	DLC Merger Implementation Agreement, dated 3 November 1995 between CRA Limited and The RTZ Corporation PLC relating to the implementation of the DLC merger (incorporated by reference to Exhibit 2.1 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533)
3.2*	DLC Merger Sharing Agreement, dated 21 December 1995 and amended on 14 April 2005, 29 April 2005 and 18 December 2009 between CRA Limited and The RTZ Corporation PLC relating to the ongoing relationship between CRA and RTZ following the DLC merger
3.3*	RTZ Shareholder Voting Agreement, dated 21 December 1995 and amended on 18 January 2010 between The RTZ Corporation PLC, RTZ Shareholder SVC Pty. Limited, CRA Limited, R.T.Z. Australian Holdings Limited and The Law Debenture Trust Corporation p.l.c
3.4*	CRA Shareholder Voting Agreement, dated 21 December 1995 and amended 18 January 2010 between CRA Limited, CRA Shareholder SVC Limited, The RTZ Corporation PLC and The Law Debenture Trust Corporation p.l.c., relating to the RTZ Special Voting Share
Rio Tinto 2009 Form 20-F      160

4.01	Service Agreement dated 4 May 2007 between Mr T Albanese and Rio Tinto London Limited (incorporated by reference to Exhibit 4.01 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2007, File No. 1-10533)
4.02	Memorandum effective 1 March 2008 to Service Agreement dated 12 April 2006 between Mr T Albanese and Rio Tinto London Limited (incorporated by reference to Exhibit 4.02 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2007, File No. 1-10533)
4.03	Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto London Limited (incorporated by reference to Exhibit 4.31 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2002, File No. 1-10533)
4.04	Memorandum effective 1 March 2008 to Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto London Limited (incorporated by reference to Exhibit 4.01 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2007, File No. 1-10533)
4.05	Rio Tinto plc – Share Option Plan 2004 (incorporated by reference to Exhibit 4.3 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)
4.06	Rio Tinto plc – Mining Companies Comparative Plan 2004 (incorporated by reference to Exhibit 4.4 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)
4.07	Rio Tinto Limited – Share Option Plan 2004 (incorporated by reference to Exhibit 4.6 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)
4.08	Rio Tinto Limited – Mining Companies Comparative Plan 2004 (incorporated by reference to Exhibit 4.7 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)
4.09	Medical expenses plan (incorporated by reference to Exhibit 4.67 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)
4.10	Pension plan (incorporated by reference to Exhibit 4.68 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)
4.11	Rules of The Rio Tinto plc 2008 Bonus Deferral Plan (incorporated by reference to Exhibit 4.15 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2008, File No. 1-10533)
4.12	US Annex to the Rules of the Rio Tinto plc 2008 Bonus Deferral Plan (incorporated by reference to Exhibit 4.16 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2008, File No. 1-10533)
4.13	Rules of The Rio Tinto Limited 2008 Bonus Deferral Plan (incorporated by reference to Exhibit 4.17 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2008, File No. 1-10533)
4.14	US Annex to the Rules of the Rio Tinto Limited 2008 Bonus Deferral Plan (incorporated by reference to Exhibit 4.18 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2008, File No. 1-10533)
4.15* **	Implementation Agreement between Rio Tinto Limited, Rio Tinto plc, BHP Billiton Limited and BHP Billiton plc dated 5 December 2009 (including the schedules).
8.1*	List of subsidiary companies.
12.1*	Certifications pursuant to Rule 13a-14(a) of the Exchange Act.
13.1*	Certifications furnished pursuant to Rule 13a-14(b) of the Exchange Act (such certifications are not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference in any filing under the Securities Act).
15.1*	Consent of Independent Accountants to the incorporation of the audit report relating to the Rio Tinto Group and effectiveness of internal control over financial reporting of the Rio Tinto Group by reference in registration statements on Form F-3 and Form S-8.
15.2*	Consent of Independent Accountants to the incorporation of the audit report relating to Minera Escondida Limitada by reference in registration statements on Form F-3 and Form S-8.

*	Filed herewith.

**	Pursuant to a request for confidential treatment filed with the Securities and Exchange, the confidential portions of this exhibit have been omitted and filed seperately with the Securities and Exchange Commission.
Rio Tinto 2009 Form 20-F      161

Signature
The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this Annual Report on their behalf.

Rio Tinto plc	Rio Tinto Limited
(Registrant)	(Registrant)

/s/ Ben Mathews	/s/ Ben Mathews
Name: Ben Mathews	Name: Ben Mathews
Title: Secretary	Title: Assistant Secretary

Date: 27 May 2010	Date: 27 May 2010
Rio Tinto 2009 Form 20-F      162

Definitions and exchange rates
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
     Unless the context indicates otherwise, the following terms have the meanings shown below:

ADR	American Depositary Receipt evidencing American Depositary Shares (ADS).
Australian dollars	Australian currency. Abbreviates to A$.
AIFRS	International Financial Reporting Standards as adopted in Australia.
Billion	One thousand million.
Canadian dollars	Canadian currency. Abbreviates to C$.
Company/Companies	Rio Tinto plc and/or Rio Tinto Limited, as the context so requires.
DLC merger	Dual listed companies merger (1995).
IFRS	International Financial Reporting Standards as adopted by the European Union.
IASB	International Accounting Standards Board as issued by th IASB.
IFRS	International Financial Reporting Standards.
LBMA	London Bullion Market Association.
LME	London Metal Exchange.
Pounds sterling	UK currency. Abbreviates to £, pence or p.
Public shareholders	The holders of Rio Tinto plc shares that are not companies in the Rio Tinto Limited group and the holders of Rio Tinto Limited shares that are not companies in the Rio Tinto plc group.
Rand	South African currency. Abbreviates to R.
Rio Tinto Limited	Rio Tinto Limited, and, where the context permits, its subsidiaries and associated companies.
Rio Tinto Limited group	Rio Tinto Limited and its subsidiaries and associated companies.
Rio Tinto Limited shareholders	The holders of Rio Tinto Limited shares.
Rio Tinto Limited share	The shares in Rio Tinto Limited.
Rio Tinto Limited/RTL	The DLC Dividend Share in Rio Tinto Limited.
DLC Dividend Share
Rio Tinto Limited/RTL	The Special Voting Share in Rio Tinto Limited.
Special Voting Share
Rio Tinto plc	Rio Tinto plc and its subsidiaries and associated companies.
Rio Tinto plc ADS	An American Depositary Share representing the right to receive four Rio Tinto plc ordinary shares.
Rio Tinto plc group	Rio Tinto plc and its subsidiaries and associated companies.
Rio Tinto plc ordinary shares	The shares of 10p each in Rio Tinto plc.
Rio Tinto plc shareholders	The holders of Rio Tinto plc shares.
Rio Tinto plc shares	Rio Tinto plc ordinary shares
Rio Tinto plc/RTP	The DLC Dividend Share of 10p in Rio Tinto plc.
DLC Dividend Share
Rio Tinto plc/RTP	The Special Voting Share of 10p in Rio Tinto plc
Special Voting Share
Share/shares	Rio Tinto Limited shares or Rio Tinto plc ordinary shares, as the context requires.
Sharing Agreement	The agreement, dated 21 December 1995, as amended between Rio Tinto Limited and Rio Tinto plc relating to the regulation of the relationship between Rio Tinto Limited and Rio Tinto plc following the DLC merger.
US dollars	United States currency. Abbreviates to dollars, $ or US$ and US cents or USc.
Mining and technical definitions
Alumina	Aluminium oxide. It is extracted from bauxite in a chemical refining process and is subsequently the principal raw material in the electro-chemical process by which aluminium is produced.
Anode and cathode copper	At the final stage of the smelting of copper concentrates, the copper is cast into specially shaped slabs called anodes for refining to produce refined cathode copper.
Bauxite	Mainly hydrated aluminium oxides (Al2 O3 .2H2 O). Principal ore of alumina, the raw material from which aluminium is made.
Bioleaching	The deliberate use of bacteria to speed the chemical release of metals from ores.
Block caving	An underground bulk mining method. It involves undercutting the orebody to induce ore fracture and collapse by gravity. The broken ore is recovered through draw points below.
Borates	A generic term for mineral compounds which contain boron and oxygen.
Cathode copper	Refined copper produced by electrolytic refining of impure copper or by electro-winning.
Classification	Separating crushed and ground ore into portions of different size particles.
Coking coal	By virtue of its carbonisation properties, it is used in the manufacture of coke, which is used in the steel making process. Also known as metallurgical coal.
Concentrate	The product of a physical concentration process, such as flotation or gravity concentration, which involves separating ore minerals from unwanted waste rock. Concentrates require subsequent processing (such as smelting or leaching) to break down or dissolve the ore minerals and obtain the desired elements, usually metals.
Cutoff grade	The lowest grade of mineralised material considered economic to process. It is used in the calculation of the quantity of ore present in a given deposit.
Rio Tinto 2009 Form 20-F      163

NON MINING DEFINITIONS (continued)

Flotation	A method of separating finely ground minerals using a froth created in water by specific reagents. In the flotation process certain mineral particles are induced to float by becoming attached to bubbles of froth whereas others, usually unwanted, sink.
Grade	The proportion of metal or mineral present in ore, or any other host material, expressed in this document as per cent, grams per tonne or ounces per ton.
Head grade	The average grade of ore delivered to the mill.
Ilmenite	Mineral composed of iron, titanium and oxygen.
Metallurgical coal	By virtue of its carbonisation properties, it is used in the manufacture of coke, which is used in the steel making process. Also known as coking coal.
Ore	A rock from which a metal(s) or mineral(s) can be economically and legally extracted.
Ore milled	The quantity of ore processed.
Probable ore reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.
Proven ore reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.
Rock mined	The quantity of ore and waste rock excavated from the mine. In this document, the term is only applied to surface mining operations.
Rutile	A mineral composed of titanium and oxygen (TiO2 ).
Stripping ratio	The tonnes of waste material which must be removed to allow the mining of one tonne of ore.
Solvent extraction and electrowinning (SX-EW)	Processes for extracting metal from an ore and producing pure metal. First the metal is leached into solution; the resulting solution is then purified in the solvent extraction process; the solution is then treated in an electro-chemical process (electro-winning) to recover cathode copper.
Tailing	The rock wastes which are rejected from a concentrating process after the recoverable valuable minerals have been extracted.
Titanium dioxide feedstock	A feedstock rich in titanium dioxide, produced, in Rio Tinto’s case, by smelting ores containing titanium minerals.
Underlying earnings	Underlying earnings is an additional measure to provide greater understanding of the underlying business performance of operations.
Zircon	Zirconium mineral (ZrSiO4 ).
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

Pounds sterling					Australian dollars
Year ended 31 December*	Period	Average	High	Low	Year ended 31 December*	Period	Average	High	Low
	end	rate				end	rate

2009	1.62	1.57	1.70	1.35	2009	0.890	0.790	0.940	0.620
2008	1.44	1.86	2.03	1.44	2008	0.698	0.852	0.983	0.607
2007	1.99	2.00	2.11	1.92	2007	0.878	0.839	0.937	0.772
2006	1.96	1.84	1.98	1.72	2006	0.788	0.753	0.791	0.706
2005	1.73	1.82	1.93	1.71	2005	0.734	0.763	0.799	0.727

*	The Noon Buying Rate on such dates differed slightly from the rates used in the preparation of Rio Tinto’s financial statements as of such date. No representation is made that pound sterling and Australian dollar amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on such dates or at any other dates.
Rio Tinto 2009 Form 20-F      164

FINANCIAL CALENDAR

2010
14 January	Fourth quarter 2009 operations review
11 February	Announcement of results for 2009
24 February	Rio Tinto plc and Rio Tinto Limited shares and Rio Tinto plc ADRs quoted “ex-dividend” for 2009 final dividend
26 February	Record date for 2009 final dividend for Rio Tinto plc shares and ADRs
2 March	Record date for 2009 final dividend for Rio Tinto Limited shares
11 March	Plan notice date for election under the dividend reinvestment plan for the 2009 final dividend
1 April	Payment date for 2009 final dividend to holders of Ordinary shares and ADRs
15 April	Annual general meeting for Rio Tinto plc
15 April	First quarter 2010 operations review
26 May	Annual general meeting for Rio Tinto Limited (adjourned from 22 April)
14 July	Second quarter 2010 operations review
5 August	Announcement of half year results for 2010
11 August	Rio Tinto plc and Rio Tinto Limited shares and Rio Tinto plc ADRs quoted “ex-dividend” for 2010 interim dividend
13 August	Record date for 2010 interim dividend for Rio Tinto plc shares and ADRs
17 August	Record date for 2010 interim dividend for Rio Tinto Limited shares
18 August	Plan notice date for election under the dividend reinvestment plan for the 2010 interim dividend
9 September	Payment date for 2010 interim dividend to holders of Ordinary shares and ADRs
14 October	Third quarter 2010 operations review
2011
January	Fourth quarter 2010 operations review
February	Announcement of results for 2010
Rio Tinto 2009 Form 20-F      165

2009 Financial statements

Group income statement
Years ended 31 December

		2009		2008		2007
	Note	US$m		US$m		US$m

Continuing operations
Consolidated sales revenue		41,825		54,264		29,700
Net operating costs (excluding items shown separately)	3	(33,818)		(37,641)		(20,752)
Impairment charges	5	(1,573)		(8,015)		(58)
Profits on disposal of interests in businesses	41	692		2,231		2
Exploration and evaluation costs	12	(514)		(1,134)		(574)
Profits on disposal of interests in undeveloped projects (b)	12	894		489		253

Operating profit		7,506		10,194		8,571
Share of profit after tax of equity accounted units	6	786		1,039		1,584

Profit before finance items and taxation		8,292		11,233		10,155
Finance items
Net exchange gains/(losses) on external debt and intragroup balances	24	365		(176)		194
Net gains/(losses) on derivatives not qualifying for hedge accounting		261		(173)		57
Interest receivable and similar income	7	120		204		134
Interest payable and similar charges	7	(929)		(1,618)		(538)
Amortisation of discount		(249)		(292)		(166)

		(432)		(2,055)		(319)

Profit before taxation		7,860		9,178		9,836

Taxation	8	(2,076)		(3,742)		(2,090)

Profit from continuing operations		5,784		5,436		7,746
Discontinued operations
Loss after tax from discontinued operations	19	(449)		(827)		—

Profit for the year		5,335		4,609		7,746
- attributable to outside equity shareholders		463		933		434
- attributable to equity shareholders of Rio Tinto (Net earnings)		4,872		3,676		7,312

Basic earnings/(loss) per share (c) (2008 and 2007 restated)
Profit from continuing operations	9	301.7	c	286.8	c	464.9	c
Loss from discontinued operations	9	(25.5	)c	(52.7	)c	—

Profit for the year	9	276.2	c	234.1	c	464.9	c

Diluted earnings/(loss) per share (c) (2008 and 2007 restated)
Profit from continuing operations	9	300.7	c	285.5	c	462.9	c
Loss from discontinued operations	9	(25.4	)c	(52.4	)c	—

Profit for the year	9	275.3	c	233.1	c	462.9	c

(a)	Consolidated revenue includes subsidiary sales to equity accounted units.

(b)	Profits arising on the disposal of interests in undeveloped projects are stated net of charges of nil (2008: US$156 million; 2007: nil), related to such projects.

c)	The rights issues were at a discount to the then market price. Accordingly, earnings per share for all periods up to the date on which the shares were issued have been adjusted for the bonus element of the issues. The 2008 comparatives have been restated accordingly. See note 46 for other information relating to the rights issues.

Group statement of comprehensive income
Years ended 31 December

	2009
	Attributable to
	shareholders	Outside
	of Rio Tinto	interests	Total
	US$m	US$m	US$m

Profit after tax for the year	4,872	463	5,335
Other comprehensive income
Currency translation adjustment	3,732	429	4,161
Currency translation on companies disposed of transferred to the income statement	(13)	—	(13)
Cash flow hedge fair value (losses)/gains:
- Cash flow hedge fair value (losses)/gains	(206)	(107)	(313)
- Cash flow hedge losses transferred to the income statement	16	34	50
- Cash flow hedge gains on companies disposed of transferred to income statement	(4)	(1)	(5)
Gains/(losses) on revaluation of available for sale securities	357	1	358
Gains on revaluation of available for sale securities transferred to the income statement	(3)	—	(3)
Actuarial (losses)/gains on post retirement benefit plans (note 30)	(847)	3	(844)
Share of other comprehensive income/(expense) of equity accounted units	368	—	368
Tax relating to components of other comprehensive income (note 8)	297	24	321

Other comprehensive income/(expense) for the year, net of tax	3,697	383	4,080

Total comprehensive income/(expense) for the year	8,569	846	9,415

	2008
	Attributable to
	shareholders	Outside
	of Rio Tinto	interests	Total
	US$m	US$m	US$m

Profit after tax for the year	3,676	933	4,609
Other comprehensive income
Currency translation adjustment	(4,383)	(411)	(4,794)
Currency translation on companies disposed of transferred to the income statement	(2)	—	(2)
Cash flow hedge fair value (losses)/gains:
- Cash flow hedge fair value (losses)/gains	28	6	34
- Cash flow hedge losses transferred to the income statement	245	107	352
- Cash flow hedge gains on companies disposed of transferred to income statement	—	—	—
Gains/(losses) on revaluation of available for sale securities	(173)	(1)	(174)
Gains on revaluation of available for sale securities transferred to the income statement	(1)	—	(1)
Actuarial (losses)/gains on post retirement benefit plans (note 30)	(1,294)	(20)	(1,314)
Share of other comprehensive income/(expense) of equity accounted units	(283)	—	(283)
Tax relating to components of other comprehensive income (note 8)	280	(36)	244

Other comprehensive income/(expense) for the year, net of tax	(5,583)	(355)	(5,938)

Total comprehensive income/(expense) for the year	(1,907)	578	(1,329)

	2007
	Attributable to
	shareholders	Outside
	of Rio Tinto	interests	Total
	US$m	US$m	US$m

Profit after tax for the year	7,312	434	7,746
Other comprehensive income
Currency translation adjustment	1,765	135	1,900
Currency translation on companies disposed of transferred to the income statement	—	—	—
Cash flow hedge fair value (losses)/gains:
- Cash flow hedge fair value (losses)/gains	(199)	(223)	(422)
- Cash flow hedge losses transferred to the income statement	89	76	165
- Cash flow hedge gains on companies disposed of transferred to income statement	—	—	—
Gains/(losses) on revaluation of available for sale securities	49	2	51
Gains on revaluation of available for sale securities transferred to the income statement	(16)	—	(16)
Actuarial (losses)/gains on post retirement benefit plans (note 30)	139	6	145
Share of other comprehensive income/(expense) of equity accounted units	(11)	—	(11)
Tax relating to components of other comprehensive income (note 8)	159	40	199

Other comprehensive income/(expense) for the year, net of tax	1,975	36	2,011

Total comprehensive income/(expense) for the year	9,287	470	9,757

Group cash flow statement
Years ended 31 December

		2009	2008	2007
	Note	US$m	US$m	US$m

Cash flow from consolidated operations (a)		13,224	19,195	10,805
Dividends from equity accounted units		610	1,473	1,764

Cash flows from operations		13,834	20,668	12,569

Net interest paid		(1,136)	(1,538)	(489)
Dividends paid to outside shareholders of subsidiaries		(410)	(348)	(168)
Tax paid		(3,076)	(3,899)	(3,421)

Net cash generated from operating activities		9,212	14,883	8,491

Cash flow from investing activities
Cash inflow from disposals/acquisitions of subsidiaries, joint ventures & associates	41	2,028	2,563	(37,526)
Purchase of property, plant and equipment and intangible assets		(5,388)	(8,574)	(5,000)
Sales of financial assets		253	171	49
Purchases of financial assets		(44)	(288)	(273)
Other funding of equity accounted units		(265)	(334)	(216)
Other investing cash flows		59	281	224

Cash used in investing activities		(3,357)	(6,181)	(42,742)

Cash flow before financing activities		5,855	8,702	(34,251)

Cash flow from financing activities
Equity dividends paid to Rio Tinto shareholders		(876)	(1,933)	(1,507)
Own shares purchased from Rio Tinto shareholders		—	—	(1,648)
Proceeds from issue of ordinary shares in Rio Tinto		14,877	23	37
Proceeds from additional borrowings		5,775	4,697	39,195
Repayment of borrowings		(22,195)	(12,667)	(1,017)
Finance lease repayments		(25)	(10)	(17)
Receipt from close out of interest rate swaps		—	710	—
Other financing cash flows		(19)	72	54

Cash used in financing activities		(2,463)	(9,108)	35,097

Effects of exchange rates on cash and cash equivalents		(284)	(101)	(27)

Net increase/(decrease) in cash and cash equivalents		3,108	(507)	819

Opening cash and cash equivalents less overdrafts		1,034	1,541	722

Closing cash and cash equivalents less overdrafts	21	4,142	1,034	1,541

(a) Cash flow from consolidated operations
Profit from continuing operations		5,784	5,436	7,746
Adjustments for:
Taxation	8	2,076	3,742	2,090
Finance items		432	2,055	319
Share of profit after tax of equity accounted units	6	(786)	(1,039)	(1,584)
Profit on disposal of interests in businesses	41	(692)	(2,231)	(2)
Impairment charges	5	1,573	8,015	58
Depreciation and amortisation		3,427	3,475	2,115
Provisions (including exchange losses/(gains) on provisions)	27	930	265	308
Utilisation of provisions	27	(363)	(464)	(162)
Utilisation of provision for post retirement benefits	27	(470)	(448)	(121)
Change in inventories		653	(1,178)	130
Change in trade and other receivables		908	658	(385)
Change in trade and other payables		(570)	951	375
Other items		322	(42)	(82)

		13,224	19,195	10,805

Group statement of financial position
At 31 December

		2009	2008
	Note	US$m	US$m

Non current assets
Goodwill	11	14,268	14,296
Intangible assets	12	5,730	6,285
Property, plant and equipment	13	45,803	41,753
Investments in equity accounted units	14	6,735	5,053
Loans to equity accounted units		170	264
Inventories	16	284	166
Trade and other receivables	17	1,375	1,111
Deferred tax assets	18	2,231	1,367
Tax recoverable		85	220
Other financial assets	20	841	666

		77,522	71,181
Current assets
Inventories	16	4,889	5,607
Trade and other receivables	17	4,447	5,401
Loans to equity accounted units		168	251
Tax recoverable		501	406
Other financial assets	20	694	264
Cash and cash equivalents	21	4,233	1,181

		14,932	13,110

Assets of disposal groups held for sale	19	4,782	5,325

Total assets		97,236	89,616

Current liabilities
Bank overdrafts repayable on demand	21	(91)	(147)
Borrowings	22	(756)	(9,887)
Trade and other payables	25	(5,759)	(7,197)
Other financial liabilities	26	(412)	(480)
Tax payable		(1,329)	(1,442)
Provisions	27	(1,182)	(826)

		(9,529)	(19,979)

Non current liabilities
Borrowings	22	(22,155)	(29,724)
Trade and other payables	25	(591)	(452)
Other financial liabilities	26	(601)	(268)
Tax payable		(299)	(450)
Deferred tax liabilities	18	(4,304)	(4,054)
Provision for post retirement benefits	27	(4,993)	(3,601)
Other provisions	27	(7,519)	(6,506)

		(40,462)	(45,055)

Liabilities of disposal groups held for sale	19	(1,320)	(2,121)

Total liabilities		(51,311)	(67,155)

Net assets		45,925	22,461

Capital and reserves
Share capital
- Rio Tinto plc	28	246	160
- Rio Tinto Limited (excluding Rio Tinto plc interest)	29	4,924	961
Share premium account (a)		4,174	4,705
Other reserves	30	14,010	(2,322)
Retained earnings	30	20,477	17,134

Equity attributable to Rio Tinto shareholders	30	43,831	20,638
Attributable to outside equity shareholders (a)		2,094	1,823

Total equity		45,925	22,461

(a)	Refer to statement of changes in equity.

Group statement of changes in equity
Years ended
31 December 2009

	Attributable to shareholders of Rio Tinto
	Share	Share	Retained	Other
	capital	premium	earnings	reserves		Outside	Total
	(notes 28 and 29)	(a)	(note 30)	(note 30)	Total	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Opening balance	1,121	4,705	17,134	(2,322)	20,638	1,823	22,461
Total comprehensive income for the year (b)	—	—	4,168	4,401	8,569	846	9,415
Currency translation arising from Rio Tinto Limited’s share capital (c)	710	—	—	—	710	—	710
Dividends	—	—	(876)	—	(876)	(410)	(1,286)
Own shares purchased from Rio Tinto shareholders to satisfy share options	—	—	(17)	(35)	(52)	—	(52)
Ordinary shares issued	3,339	(531)	3	11,936	14,747	—	14,747
Shares issued to outside interests	—	—	—	—	—	53	53
Subsidiaries now equity accounted	—	—	—	—	—	(218)	(218)
Employee share options and other IFRS 2 charges taken to the income statement	—	—	65	30	95	—	95

Closing balance	5,170	4,174	20,477	14,010	43,831	2,094	45,925

31 December 2008

	Attributable to shareholders of Rio Tinto
	Share		Retained	Other
	capital	Share	earnings	reserves		Outside	Total
	(notes 28 and 29)	premium	(note 30)	(note 30)	Total	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Opening balance	1,391	1,932	19,033	2,416	24,772	1,521	26,293
Total comprehensive income/ (expense) for the year (b)	—	—	2,742	(4,649)	(1,907)	578	(1,329)
Currency translation arising from Rio Tinto Limited’s share capital (c)	(258)	—	—	—	(258)	—	(258)
Dividends	—	—	(1,933)	—	(1,933)	(348)	(2,281)
Own shares purchased from Rio Tinto shareholders to satisfy share options	—	—	—	(128)	(128)	—	(128)
Ordinary shares issued	—	6	25	—	31	—	31
Own shares purchased and cancelled	(12)	2,767	(2,767)	12	—	—	—
Shares issued to outside interests	—	—	—	—	—	72	72
Employee share options taken to the income statement	—	—	34	27	61	—	61

Closing balance	1,121	4,705	17,134	(2,322)	20,638	1,823	22,461

31 December 2007

	Attributable to shareholders of Rio Tinto
	Share		Retained	Other
	capital	Share	earnings	reserves		Outside	Total
	(notes 28 and 29)	premium	(note 30)	(note 30)	Total	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Opening balance	1,271	1,919	14,401	641	18,232	1,153	19,385
Total comprehensive income/ (expense) for the year (b)	—	—	7,468	1,819	9,287	470	9,757
Currency translation arising from Rio Tinto Limited’s share capital (c)	120	—	—	—	120	—	120
Dividends	—	—	(1,507)	—	(1,507)	(164)	(1,671)
Own shares purchased from Rio Tinto shareholders to satisfy share options	—	—	—	(64)	(64)	—	(64)
Ordinary shares issued	—	13	24	—	37	—	37
Shares issued to outside interests	—	—	—	—	—	38	38
Employee share options taken to the income statement	—	—	19	20	39	—	39
Own shares purchased under capital management programme	—	—	(1,372)	—	(1,372)	—	(1,372)
Outside interest in acquired companies	—	—	—	—	—	24	24

Closing balance	1,391	1,932	19,033	2,416	24,772	1,521	26,293

(a)	Charges to share premium in 2009 include underwriting fees and other fees for the Rio Tinto plc rights issue together with the mark-to-market losses from inception to receipt of proceeds on forward contracts taken out by Rio Tinto plc to provide confidence in the absolute dollar proceeds of the rights issue.

(b)	Refer to Statement of comprehensive income.

(c)	Refer to note 1 (d).

Reconciliation with Australian IFRS
The Group’s financial statements have been prepared in accordance with IFRS both as adopted by the European Union (‘EU IFRS’) and as issued by the International Accounting Standards Board (‘IFRS’), which differs in certain respects from the version of IFRS that is applicable in Australia (‘Australian IFRS’).
Prior to 1 January 2004, the Group’s financial statements were prepared in accordance with UK GAAP. Under IFRS goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group’s UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders’ funds under Australian IFRS include the residue of such goodwill, which amounted to US$597 million at 31 December 2009 (2008: US$752 million).
Save for the exception described above, the Group’s financial statements drawn up in accordance with IFRS are consistent with the requirements of Australian IFRS.

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
Accounting standards
The financial statements have been drawn up in accordance with International Financial Reporting Standards both as adopted by the European Union (‘EU IFRS’) and as issued by the International Accounting Standards Board (‘IFRS’). The merger of economic interests of Rio Tinto plc and Rio Tinto Limited was accounted for as a merger under UK GAAP. As permitted under the rules governing the transition to IFRS, which are set out in IFRS 1, the Group did not restate business combinations that occurred before the transition date of 1 January 2004. As a result, the DLC merger of economic interests described above continues to be accounted for as a merger under IFRS.
The main consequence of adopting merger rather than acquisition accounting is that the statement of financial position of the merged Group includes the assets and liabilities of Rio Tinto plc and Rio Tinto Limited at their carrying values prior to the merger, subject to adjustments to achieve uniformity of accounting policies, rather than at their fair values at the date of the merger. For accounting purposes Rio Tinto plc and Rio Tinto Limited are viewed as a single public parent company (with their respective public shareholders being the shareholders in that single company). As a result the amounts attributable to both Rio Tinto plc and Rio Tinto Limited public shareholders are included in the amounts attributed to equity shareholders on the statement of financial position, income statement and statement of comprehensive income.
Australian Corporations Act
The financial statements are drawn up in accordance with an order, under section 340 of the Australian Corporations Act 2001, issued by the Australian Securities and Investments Commission (‘ASIC’) on 27 January 2006 (as amended on 22 December 2006). The main provisions of the order are that the financial statements are:
- to be made out in accordance with IFRS as adopted by the European Union (‘EU IFRS’); and
- to include a reconciliation from EU IFRS to the Australian equivalents of IFRS (see above).
For further details of the ASIC Class Order relief see page A-81.

Notes to the 2009 Financial statements
1 Principal accounting policies
Corporate information
The financial statements of the Group were authorised for issue in accordance with a directors’ resolution on 5 March 2010. The financial statements in the 20-F were authorised for issue by the board of directors on 27 May 2010. Rio Tinto plc and Rio Tinto Limited are listed and incorporated respectively on Stock Exchanges in the United Kingdom and Australia. Rio Tinto plc’s registered office is at 2 Eastbourne Terrace, London W2 6LG, United Kingdom. Rio Tinto Limited’s registered office is at 120 Collins Street, Melbourne, Australia, 3000.

Rio Tinto’s business is finding, mining and processing mineral resources. Major products are aluminium, copper, diamonds, coal, uranium, gold, industrial minerals (borax, titanium dioxide, salt, talc), and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and Africa.

Basis of preparation

The basis of preparation and accounting policies used in preparing the financial statements for the year ended 31 December 2009 are set out below.

The financial statements for the year ended 31 December 2009 have been prepared in accordance with International Financial Reporting Standards both as adopted by the EU (‘EU IFRS’) and as issued by the International Accounting Standards Board (‘IFRS’), Interpretations issued from time to time by the International Financial Reporting Interpretations Committee (‘IFRIC’) adopted by the European Union that are mandatory for the year ended 31 December 2009, the Companies Act 2006 applicable to companies reporting under IFRS and in accordance with applicable United Kingdom law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 (as amended on 22 December 2006) and Article 4 of the European Union IAS regulation.

The IFRS financial information has been drawn up on the basis of accounting policies consistent with those applied in the financial statements for the year to 31 December 2008, except for the following:
IFRS 8 Operating segments

IFRS 7 Financial instruments – Disclosures (amendment)

IAS 1 Presentation of financial statements (revised)

IFRS 2 (amendment), Share-based payment — Vesting conditions and cancellations

Amendment to IAS 32 Financial instruments:Presentation and IAS 1 Presentation of financial statements Puttable financial instruments and obligations arising on liquidation

Amendment to IAS 39 – Eligible hedged items

Amendment to IAS 39 and IFRS 7 – Reclassification of financial assets

Amendment to IFRIC 9 and IAS 39 on embedded derivatives

Improvements to IFRS 2008 — to the extent mandatory in 2009. This standard collates many minor changes to IFRS. The amendments most relevant to the Group relate to the classification of derivatives which are not hedges by maturity rather than as short term and the imputation of interest on government grants.

IFRIC 12 Service concession arrangements

IFRIC 13 Customer loyalty programmes

IFRIC 15 Agreements for construction of real estate

IFRIC 16 Hedges of a net investment in a foreign operation

IFRIC 18 Transfers of assets from customers
The effect of adopting the above standards and interpretations is not material to Group earnings or to shareholders’ funds in the current or prior year. Therefore, prior year information has not been restated. IFRS 7, IFRS 8 and IAS 1 (revised) relate to disclosure only, prior year information has been reclassified to conform with the current presentation. The reclassifications do not affect prior year statements of financial position.

In addition, the Group has early adopted Amendment to IAS 32 Classification of rights issues. The amendment permits rights issues to existing shareholders which allow those shareholders to receive a fixed number of shares at a fixed price in a currency other than the entity’s functional currency, to be classed as equity transactions provided the offer is pro rata to all shareholders. Prior to the amendment such an offer was treated as giving rise to a derivative liability. As a consequence, the US$827 million gain in the income statement which arose at the half year under the previous accounting rules has been removed with a corresponding credit to equity.

The Group has not applied the following pronouncements: those which are expected to be most relevant to the Group are IFRS 3 and IAS 27 (revised).
IAS 1 (amendment), Presentation of financial statements — mandatory for year 2010

IAS 27 (revised) Consolidated and separate financial statements - mandatory for year 2010. The standard requires the effects of all increases or decreases in the ownership of subsidiaries to be recorded in equity if there is no change in control. They will therefore no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost.

Any remaining interest in the company is re-measured to fair value and a gain or loss is recognised in profit or loss.

IAS 38 (amendment), Intangible Assets — mandatory for year 2010

IFRS 3 (amendment) Business combinations - mandatory for business combinations after 1 January 2010. Under the revised standard, all payments to purchase a business are to be recorded at fair value at the acquisition date with contingent payments classified as debt subsequently re-measured through the income statement. All acqusition related costs should be expensed. When a business is acquired in which the Group previously held a non-controlling stake, or the Group increases its stake in a business which it does not control, the existing stake is re-measured to fair value at the date of acquisition. Any difference between fair value and carrying value is taken to the income statement.

IFRS 5 (amendment), Non-current assets held for sale and discontinued operations — mandatory for year 2010

Eligible Hedged Items (an amendment to IAS 39 Financial Instruments: Recognition and Measurement) - mandatory for year 2010

IFRIC 17 Non cash distributions to owners - mandatory for year 2010

IFRS 2 Share-based payment – Group cash settled share based payment transactions -mandatory for year 2010
Improvements to IFRS 2009 — mandatory for year 2010. This standard collates further minor changes to IFRS.

Amendment to IFRIC 14, IAS 19 – Prepayments of a minimum funding requirement -mandatory for year 2011

Amendment to IAS 24 Related party disclosures - mandatory for year 2011

IFRIC 19 Extinguishing financial liabilities with equity instruments - mandatory for year 2011

IFRS 9, Financial instruments — mandatory for year 2013
The Group is evaluating the impact of the above pronouncements. The above changes are not expected to be material to the Group’s earnings or to shareholders’ funds.

Notes to the 2009 Financial statements
1 Principal accounting policies continued
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

Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are:
- Merger accounting for the 1995 merger of the economic interests of Rio Tinto plc and Rio Tinto Limited into the dual listed companies (‘DLC’) structure (page A-8).

- Review of asset carrying values and impairment charges and reversals note 1(e) and (i), note 5 and note 11

- Estimation of asset lives, note 1 (e and i)

- Determination of ore reserve estimates — note 1(j)

- Close down, restoration and clean up obligations — note 1(k)

- Deferral of stripping costs — note 1(h)

- Recognition of deferred tax on mineral rights recognised in acquisitions — note 1(m)

- Capitalisation of exploration and evaluation costs -note 1(f)

- Identification of functional currencies — note 1(d)

- The definition of Underlying earnings — note 2

- Acquisitions — note 1(b)
Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:
- Review of asset carrying values and impairment charges and reversals note 1(e) and (i), note 5 and note 11

- Estimation of close down and restoration costs and the timing of expenditure — note 1(k) and note 27

- Estimation of environmental clean up costs and the timing of expenditure — note 1(k) and note 27

- Estimation of liabilities for post retirement costs — note 50

- Recoverability of potential deferred tax assets — note 1 (m) and note 18 (d)

- Contingencies — note 35
These areas of judgement and estimation are discussed further on page A-19.

(a)	Accounting convention

The financial information included in the financial statements for the year ended 31 December 2009, and for the related comparative period, has been prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts, financial assets and post retirement assets and liabilities. The Group’s policy in respect of these items is set out in the notes below.

(b)	Basis of consolidation

The financial statements consist of the consolidation of the accounts of Rio Tinto plc and Rio Tinto Limited (together ‘the Companies’) and their respective subsidiaries (together ‘the Group’).

All intragroup balances, transactions, income and expenses and profits or losses, including unrealised profits arising from intragroup transactions, have been eliminated on consolidation. Unrealised losses are eliminated in the same way as unrealised gains except that they are only eliminated to the extent that there is no evidence of impairment.

Subsidiaries: Subsidiaries are entities over which the Companies have the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the Companies own more than one half of the voting rights (which does not always equate to percentage ownership) unless it can be demonstrated that ownership does not constitute control. Control does not exist where other parties hold veto rights over significant operating and financial decisions. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Companies and their subsidiaries after eliminating intragroup transactions as noted above.

For partly owned subsidiaries, the allocation of net assets and net earnings to outside shareholders is shown in the line ‘Amounts attributable to outside equity shareholders’ on the face of the Group statement of financial position and Group income statement.

Associates: An associate is an entity, that is neither a subsidiary nor a joint venture, over whose operating and financial policies the Group exercises significant influence. Significant influence is presumed to exist where the Group has between 20 per cent and 50 per cent of the voting rights, but can also arise where the Group holds less than 20 per cent if it has the power to be actively involved and influential in policy decisions affecting the entity. The Group’s share of the net assets, post tax results and reserves of associates are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the Group, which therefore includes any goodwill on acquisition, and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Group’s share of the associate’s results less any impairment of goodwill and any other changes to the associate’s net assets such as dividends. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates.

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

Jointly controlled entities (‘JCEs’): A JCE is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has a long term interest. JCEs are accounted for using the equity accounting method. In addition, for both associates and jointly controlled entities, the carrying value will include any long term debt interests that in substance form part of the Group’s net investment.

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

Notes to the 2009 Financial statements
1 Principal accounting policies continued
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

When part or all of the amount of purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes a reasonable estimate of the fair value of the contingent amounts expected to be payable in the future. The cost of the acquisition is adjusted when revised estimates are made, with corresponding adjustments made to goodwill until the ultimate outcome is known.

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

Disposals

Individual non current assets or ‘disposal groups’ (ie groups of assets and liabilities) to be disposed of, by sale or otherwise in a single transaction, are classified as ‘held for sale’ if the following criteria are met:

- the carrying amount will be recovered principally through a sale transaction rather than through continuing use, and

- the disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for such sales, and

- the sale is highly probable.

Disposal groups held for sale are carried at the lower of their carrying amount and fair value less costs to sell and are presented separately on the face of the statement of financial position with the related assets and liabilities being presented as a single asset and a single liability respectively. Comparative statement of financial position information is not restated. Disposal groups acquired with a view to resale are held at fair value determined at the acquisition date and no profits or losses are recognised between acquisition date and disposal date.

For a disposal group held for sale that continues to be carried at its carrying amount, the profit on disposal, calculated as net sales proceeds less the carrying amount, is recognised in the income statement in the period during which control passes to the buyer. Where the fair value less costs to sell of a disposal group is lower than the carrying amount at the time of classification as held for sale, the resulting charge is recognised in the income statement in that period. On classification as held for sale, the assets are no longer depreciated. When the fair value less costs to sell of a disposal group falls below the carrying amount during the period in which it is classified as held for sale, the charge is included in the income statement at that time.

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

The Group accounts for transactions with outside equity shareholders using the ‘parent company’ model. Under this model, acquisitions of an outside equity shareholders’ interest will generally give rise to additional goodwill and a disposal will give rise to a profit or loss in the income statement.

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

Sales revenue excludes any applicable sales taxes. Mining royalties are presented as an operating cost or, where they are in substance a profit based tax, within taxes. Co-product revenues are included in sales revenue.

A large proportion of Group production is sold under medium to long term contracts, but sales revenue is only recognised on individual sales when persuasive evidence exists that all of the following criteria are met:

- the significant risks and rewards of ownership of the product have been transferred to the buyer;

- neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;

- the amount of revenue can be measured reliably;

- it is probable that the economic benefits associated with the sale will flow to the Group; and

- the costs incurred or to be incurred in respect of the sale can be measured reliably.

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

As is customary in the industry, revenue on provisionally priced sales is recognised based on estimates of the fair value of the consideration receivable based on forward market prices. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Group is directly linked to the form in which it is traded on that market.

The marking to market of provisionally priced sales contracts is recorded as an adjustment to sales revenue. Information on provisionally priced sales contracts is included in note 33.

Certain other of the Group’s products, such as iron ore, are sold under long term contracts at a benchmark price which is agreed annually.

Notes to the 2009 Financial statements
1 Principal accounting policies continued
Where the benchmark price has not been finally agreed at the end of an accounting period, revenue is estimated based on the best available information, having reference to the terms of the contractual agreement and, where appropriate, to sales with other customers.

(d)	Currency translation

The functional currency for each entity in the Group, and for jointly controlled entities and associates, is the currency of the primary economic environment in which it operates. For many entities, this is the currency of the country in which they operate. Transactions denominated in other currencies are converted to the functional currency at the exchange rate ruling at the date of the transaction unless hedge accounting applies, in which case the contract rate is used. Generally, this applies when derivatives or embedded derivatives are designated as cashflow hedges of the Group’s sales. The Group’s accounting policies for derivative financial instruments and hedge accounting are explained in more detail in note (p) (iii) below. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates.

The US dollar is the currency in which the Group’s Financial statements are presented, as it most reliably reflects the global business performance of the Group as a whole.

On consolidation, income statement items are translated from the functional currency into US dollars at average rates of exchange. Statement of financial position items are translated into US dollars at year end exchange rates. Exchange differences on the translation of the net assets of entities with functional currencies other than the US dollar, and any offsetting exchange differences on net debt hedging those net assets, are recognised directly in the foreign currency translation reserve via the statement of comprehensive income (net of translation adjustments relating to Rio Tinto Limited’s share capital).

Exchange gains and losses which arise on balances between Group entities are taken to the foreign currency translation reserve where the intragroup balance is, in substance, part of the Group’s net investment in the entity.

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

Exchange differences arising on closure provisions are capitalised at operating mines. Except as noted above, or in note (p) below relating to derivative contracts, all other exchange differences are charged or credited to the income statement in the year in which they arise.

(e)	Goodwill and intangible assets (excluding exploration and evaluation expenditure)

Goodwill represents the difference between the cost of acquisition and the fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is initially determined based on provisional fair values. Fair values are finalised within 12 months of the acquisition date. Goodwill on acquisition of subsidiaries is separately disclosed and goodwill on acquisitions of associates and JCEs is included within investments in equity accounted units. For non wholly owned subsidiaries, interests attributable to outside equity shareholders are initially recorded based on the proportion of the fair values of the identifiable assets and liabilities and contingent liabilities recognised at acquisition attributable to outside equity shareholders. Where the Group’s interest in the net fair value of the acquired company’s identifiable assets, liabilities and contingent liabilities exceeds costs, the values assigned are reassessed. Any excess after that reassessment is recognised immediately in the income statement.

In 1997 and previous years, goodwill was eliminated against reserves in the year of acquisition as a matter of accounting policy, as was then permitted under UK GAAP. Such goodwill was not reinstated under subsequent UK accounting standards or on transition to IFRS.

Goodwill is not amortised; rather it is tested annually for impairment. Goodwill is allocated to the cash generating unit or group of cash generating units expected to benefit from the related business combination for the purposes of impairment testing which is carried out in accordance with accounting policy note 1(i). Goodwill impairments cannot be reversed. Investments in equity accounted units are tested for impairment as a single asset. Goodwill included in the Group’s investment in equity accounted units is not tested on an annual basis therefore but only as part of the Group’s overall testing for impairment when a trigger for impairment has been identified.

Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if the asset is separable or arises from contractual or legal rights, and the fair value can be measured reliably on initial recognition.

Purchased intangible assets are initially recorded at cost and finite life intangible assets are amortised over their useful economic lives on a straight line or units of production basis, as appropriate. Intangible assets having indefinite lives and intangible assets that are not yet ready for use are not amortised and are reviewed annually for impairment in accordance with accounting policy note 1(i).

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

Where amortisation is calculated on a straight line basis, the following useful lives have been determined for classes of intangible assets.

Trademark, patented and non patented technology

Trademarks: 14 to 20 years

Patented and non patented technology: 10 to 20 years

Other intangible assets

Internally generated intangible assets and computer software: 2 to 5 years
Other intangible assets: 2 to 20 years

Contract based intangible assets

Power contracts: 2 to 39 years

Other purchase and customer contracts: 5 to 15 years

Notes to the 2009 Financial statements
1 Principal accounting policies continued
(f)	Exploration and evaluation

Exploration and evaluation expenditure comprises costs that are directly attributable to:
- researching and analysing existing exploration data;

- conducting geological studies, exploratory drilling and sampling;

- examining and testing extraction and treatment methods; and/or

- compiling pre-feasibility and feasibility studies.
Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits or other projects that have been identified as having economic potential.

Expenditure on exploration activity is not capitalised.

Capitalisation of evaluation expenditure commences when there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Group.

The carrying values of capitalised evaluation amounts are reviewed twice per annum by management and the results of these reviews are reported to the Audit committee. In the case of undeveloped projects, there may be only mineralised material to form a basis for the impairment review. The review is based on a status report regarding the Group’s intentions for development of the undeveloped project. In some cases, the undeveloped projects are regarded as successors to ore bodies, smelters or refineries currently in production. Where this is the case, it is intended that these will be developed and go into production when the current source of ore is exhausted or to replace the reduced output, which results where existing smelters and/or refineries are closed. It is often the case that technological and other improvements will allow successor smelters and/or refineries to more than replace the capacity of their predecessors.

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any related impairment provisions are written off.

(g)	Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. Once a mining project has been established as commercially viable, expenditure other than that on land, buildings, plant and equipment is capitalised under ‘Mining properties and leases’ together with any amount transferred from ‘Exploration and evaluation’.

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

Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. If, however, the pits are highly integrated for the purpose of mine planning, the second and subsequent pits are regarded as extensions of the first pit in accounting for stripping costs. In such cases, the intial stripping (ie overburden and other waste removal) of the second and subsequent pits is considered to be production phase stripping relating to the combined operation.

The Group’s determination of whether multiple pit mines are considered separate or integrated operations depends on each mine’s specific circumstances. The following factors would point towards the stripping costs for the individual pits being accounted for separately:

- If mining of the second and subsequent pits is conducted consecutively with that of the first pit, rather than concurrently.

- If separate investment decisions are made to develop each pit, rather than a single investment decision being made at the outset.

- If the pits are operated as separate units in terms of mine planning and the sequencing of overburden and ore mining, rather than as an integrated unit.

- If expenditures for additional infrastructure to support the second and subsequent pits are relatively large.

- If the pits extract ore from separate and distinct ore bodies, rather than from a single ore body.

This additional factor would point to an integrated operation in accounting for stripping costs:

- If the designs of the second and subsequent pits are significantly influenced by opportunities to optimise output from the several pits combined, including the co-treatment or blending of the output from the pits.

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

The Group defers stripping costs incurred subsequently, during the production stage of its operations, for those operations where this is the most appropriate basis for matching the costs against the related economic benefits and the effect is material. This is generally the case where there are fluctuations in stripping costs over the life of the mine (or pit). The amount of stripping costs deferred is based on the ratio (‘Ratio’) obtained by dividing the tonnage of waste mined either by the quantity of ore mined or by the quantity of minerals contained in the ore. Stripping costs incurred in the period are deferred to the extent that the current period Ratio exceeds the life of mine (or pit) Ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the current period Ratio falls short of the life of mine (or pit) Ratio. The life of mine (or pit) Ratio is based on proven and probable reserves of the mine (or pit).

Notes to the 2009 Financial statements
1 Principal accounting policies continued
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

Depreciation of non current assets

Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine if shorter. Depreciation commences when an asset is available for use. The major categories of property, plant and equipment are depreciated on a units of production and/or straight-line basis as follows:
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

Straight line basis

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis as follows:

Land and Buildings
Land	Not depreciated
Buildings	5 to 50 years

Plant and equipment
Other plant and equipment	3 to 35 years
Power assets	25 to 100 years

Capital work in progress	Not depreciated
Residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. In applying the units of production method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proven and probable reserves and, for some mines, other mineralisation. Such non reserve material may be included in depreciation calculations in limited circumstances and where there is a high degree of confidence in its economic extraction. Development costs that relate to a discrete section of an ore body and which only provide benefit over the life of those reserves, are depreciated over the estimated life of that discrete section. Development costs incurred which benefit the entire ore body are depreciated over the estimated life of the ore body.

Impairment of non current assets

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is normally assessed at the level of cash-generating units which, in accordance with IAS 36 ‘Impairment of Assets’, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets.

In addition, an impairment loss is recognised for any excess of carrying amount over the fair value less costs to sell of a non current asset or disposal group held for sale.

Goodwill and indefinite-life intangible assets are reviewed for impairment annually or at any time during the year if an indicator of impairment is considered to exist. Goodwill acquired through business combinations is allocated to groups of cash-generating units that are expected to benefit from the related business combination. The groups of cash-generating units represent the lowest level within the Group at which goodwill is monitored for internal management purposes and these groups are not larger than the reporting segments determined in accordance with IFRS 8 ‘Operating segments’.

When an impairment review is undertaken, recoverable amount is assessed by reference to the higher of value in use (being the net present value of expected future cash flows of the relevant cash generating unit) and fair value less costs to sell (‘fair value’). The best evidence of fair value is the value obtained from an active market or binding sale agreement. Where neither exists, fair value is based on the best information available to reflect the amount the Group could receive for the cash generating unit in an arm’s length transaction. This is often estimated using discounted cash flow techniques.
Where recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36.

Notes to the 2009 Financial statements
1 Principal accounting policies continued
The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, close down, restoration and environmental clean up. These may include net cash flows expected to be realised from extraction, processing and sale of mineralisation that does not currently qualify for inclusion in proven or probable ore reserves. Such non reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralisation that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.

Where the recoverable amount of a cash generating unit is dependent on the life of its associated ore body, expected future cash flows reflect long term mine plans, which are based on detailed research, analysis and iterative modelling to optimise the level of return from investment, output and sequence of extraction. The mine plan takes account of all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and for forecasting production costs.

The Group’s cash flow forecasts are based on estimates of future commodity prices, which assume market prices will revert to the Group’s assessment of the long term average price, generally over a period of three to five years. These long term commodity prices, for most commodities, are derived from an analysis of the marginal costs of the producers of these commodities. These assessments often differ from current price levels and are updated periodically. For the long run, the Group does not believe that forward prices quoted in the metals markets provide a good indication of future price levels since forward prices tend to be strongly influenced by spot price levels.

In some cases, prices applying to some part of the future sales volumes of a cash generating unit are predetermined by existing sales contracts. The effects of such contracts are taken into account in forecasting future cash flows.

The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Group’s weighted average cost of capital is used as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual cash generating units operate.

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

When calculating value in use, IAS 36 requires that calculations should be based on exchange rates current at the time of the assessment.

Non-financial assets other than goodwill that have suffered an impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

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

For the purposes of this combined Annual report on Form 20-F estimates of ore reserves have been computed in accordance with the SEC’s Industry Guide 7, rather than in accordance with the JORC code, and are shown on pages 29 to 38. Ore reserves presented in accordance with SEC Industry Guide 7 do not exceed the quantities that, it is estimated, could be extracted economically if future prices were to be in line with the average of historical prices for the three years to 30 June 2009, or contracted prices where applicable. For this purpose, contracted prices are applied only to future sales volumes for which the price predetermined by an existing contract; and the average of historical prices is applied to expected sales volumes in excess of such amounts. Moreover, reported ore reserve estimates have not been increased above the levels expected to be economic based on Rio Tinto’s own long term price assumptions. Therefore, a reduction in commodity prices from the three year average historical price levels would not necessarily give rise to a reduction in reported ore reserves.

In assessing the life of a mine for accounting purposes, mineralisation is only taken into account where there is a high degree of confidence of economic extraction.

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
Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the estimated outstanding continuous rehabilitation work at each statement of financial position date and the cost is charged to the income statement.

Notes to the 2009 Financial statements
1 Principal accounting policies continued
Provision is made for the estimated present value of the costs of environmental clean up obligations outstanding at the statement of financial position date. These costs are charged to the income statement. Movements in the environmental clean up provisions are presented as an operating cost, except for the unwind of the discount which is shown as a financing cost. Remediation procedures may commence soon after the time the disturbance, remediation process and estimated remediation costs become known, but can continue for many years depending on the nature of the disturbance and the remediation techniques.

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

Inventories are valued at the lower of cost and net realisable value, primarily on a weighted average cost basis. Average costs are calculated by reference to the cost levels experienced in the current month together with those in opening inventory. Cost for raw materials and stores is purchase price and for partly processed and saleable products is generally the cost of production. For this purpose the costs of production include:
- labour costs, materials and contractor expenses which are directly attributable to the extraction and processing of ore;
- the depreciation of mining properties and leases and of property, plant and equipment used in the extraction and processing of ore; and
- production overheads.

Stockpiles represent ore that has been extracted and is available for further processing. If there is significant uncertainty as to when the stockpiled ore will be processed it is expensed as incurred. Where the future processing of this ore can be predicted with confidence, eg because it exceeds the mine’s cut off grade, it is valued at the lower of cost and net realisable value. If the ore will not be processed within the 12 months after the statement of financial position date it is included within non current assets. Work in progress inventory includes ore stockpiles and other partly processed material. Quantities are assessed primarily through surveys and assays.

(m)	Taxation

Current tax is the tax expected to be payable on the taxable income for the year calculated using rates that have been enacted or substantively enacted by the statement of financial position date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.

Temporary differences are the difference between the carrying value of an asset or liability and its tax base. Full provision is made for deferred taxation on all temporary differences existing at the statement of financial position date with certain limited exceptions. The main exceptions to this principle are as follows:

- tax payable on the future remittance of the past earnings of subsidiaries, associates and jointly controlled entities is provided for except where the Group is able to control the remittance of profits and it is probable that there will be no remittance in the foreseeable future;
- deferred tax is not provided on the initial recognition of an asset or liability in a transaction that does not affect accounting profit or taxable profit and is not a business combination, such as on the recognition of a provision for close down and restoration costs and the related asset or on the recognition of new finance leases. Furthermore, with the exception of the unwind of discount, deferred tax is not recognised on subsequent changes in the carrying value of such assets and liabilities, for example where the related assets are depreciated or finance leases are repaid; and
- deferred tax assets are recognised only to the extent that it is probable that they will be recovered. Probable is defined as ‘more likely than not’. Recoverability is assessed having regard to the reasons why the deferred tax asset has arisen and projected future taxable profits for the relevant entity (or group of entities).

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

For defined benefit post employment plans, the difference between the fair value of the plan assets (if any) and the present value of the plan liabilities is recognised as an asset or liability on the statement of financial position. Any asset recognised is restricted, if appropriate, to the present value of any amounts the Group expects to recover by way of refunds from the plan or reductions in future contributions. Actuarial gains and losses arising in the year are taken to the statement of comprehensive income. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred.

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

The most significant assumptions used in accounting for pension plans are the long term rate of return on plan assets, the discount rate and the mortality assumptions. The long term rate of return on plan assets is used to calculate interest income on pension assets, which is credited to the Group’s income statement. The discount rate is used to determine the net present value of future liabilities. The discount rate used is the yield on high quality corporate bonds with maturity and terms that match those of the post employment obligations as closely as possible. Where there is no developed corporate bond market in a country, the rate on government bonds is used. Each year, the unwinding of the discount on those liabilities is charged to the Group’s income statement as the interest cost. The mortality assumption is used to project the future stream of benefit payments, which is then discounted to arrive at a net present value of liabilities.

The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries.

The Group’s contributions to defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

Notes to the 2009 Financial statements
1 Principal accounting policies continued

(o)	Cash and cash equivalents

For the purposes of the statement of financial position, cash and cash equivalents comprise cash on hand, deposits held on call with banks and short term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For the purposes of the cash flow statement, cash and cash equivalents are net of bank overdrafts that are repayable on demand which are shown as current liabilities on the statement of financial position.

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

(a) Financial assets at fair value through profit or loss

Derivatives are included in this category unless they are designated as hedges. Assets in this category are classified based on their maturity. Generally, the Group does not acquire financial assets for the purpose of selling in the short term.

Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement.

(b) Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non current assets based on their maturity date. Loans and receivables comprise trade and other receivables’, ‘other financial assets’ and ‘cash and cash equivalents’ in the statement of financial position. Loans and receivables are carried at amortised cost less any impairment.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non derivatives that are either designated as available for sale or not classified in any of the other categories. They are included in non current assets unless the Group intends to dispose of the investment within 12 months of the statement of financial position date.

Changes in the fair value of available-for-sale financial assets denominated in a currency other than the functional currency of the holder other than equity investments, are analysed between translation differences and other changes in the carrying amount of the security. The translation differences are recognised in profit or loss. Any impairment charges are also recognised in profit or loss, while other changes in fair value are recognised in equity.

When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognised in equity are included in the income statement within ‘net operating costs’.

Dividends on available-for-sale equity instruments are also recognised in the income statement within ‘interest receivable and similar income’ when the Group’s right to receive payments is established.

Financial assets not carried at fair value through profit and loss are initially recognised on the trade date at fair value plus transaction costs.

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

Borrowings and other financial liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

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

All other derivatives are initially recognised at their fair value on the date the derivative contract is entered into and are subsequently remeasured subject to IAS 39 at their fair value at each statement of financial position date. The method of recognising the resulting gain or loss depends on whether or not the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either hedges of the fair value of recognised assets or liabilities or of firm commitments (fair value hedges) or hedges of highly probable forecast transactions (cash flow hedges).

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Notes to the 2009 Financial statements
1 Principal accounting policies continued
•	Fair value hedges: Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk. Where derivatives are held with different counterparties to the underlying asset or liability or firm commitment, the fair values of the derivative assets and liabilities are shown separately in the statement of financial position as there is no legal right of offset. The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognised in the income statement within ‘interest payable and similar charges’.

•	Cash flow hedges: The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within ‘net operating costs’. Amounts accumulated in equity are recycled in the income statement in the period when the hedged item affects profit or loss, for example when the forecast sale that is being hedged takes place. The realised gain or loss relating to the effective portion of forward foreign exchange or commodity contracts hedging sales is recognised in the income statement within ‘sales revenue’. When the forecast transaction that is being hedged results in the recognition of a non financial asset the gains and losses previously deferred in equity are transferred from equity and adjust the cost of the asset. The gains and losses are recognised subsequently in the income statement within ‘net operating costs’ when the non financial asset is amortised.

When a cash flow hedging instrument expires or is sold, or when a cash flow hedge no longer meets the criteria for hedge accounting, although the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the instrument which is held in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

When a fair value interest rate hedging instrument expires or is sold, or when a fair value interest rate hedge no longer meets the criteria for hedge accounting, the fair value adjustments which have been made to the hedged item are amortised through the income statement over its remaining life.

•	Derivatives that do not qualify for hedge accounting: Any derivative contracts that do not qualify for hedge accounting, are marked to market at the statement of financial position date. In respect of currency swaps, the gain or loss on the swap and the offsetting gain or loss on the financial asset or liability against which the swap forms an economic hedge are shown in separate lines in the income statement within the lines ‘net gains/(losses) on derivatives not qualifying for hedge accounting’ and ‘net exchange gains/(losses) on external debt and intragroup balances’. In respect of other derivatives, the mark to market may give rise to charges or credits to the income statement in periods before the transaction against which the derivative is held as an economic hedge is recognised. These charges or credits would be recognised in the line ‘net gains/(losses) on derivatives not qualifying for hedge accounting’.

•	Embedded derivatives: Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. In some cases, the embedded derivatives may be designated as hedges and will be accounted for as described above.
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

(a) The fair values of cash, short term borrowings and loans to joint ventures and associates approximate to their carrying values, as a result of their short maturity or because they carry floating rates of interest.

(b) The fair values of medium and long term borrowings is calculated as the present value of the estimated future cash flows using an appropriate market based yield curve. The carrying value of the borrowings is amortised cost.

(c) Derivative financial assets and liabilities are carried at fair value based on published price quotations for the period for which a a liquid active market exists. Beyond this period, the Group’s own assumptions are used.

The fair values of the various derivative instruments used for hedging purposes are disclosed in note 34. Movements on the hedging reserve are disclosed within note 30.

(v) Impairment of financial assets

Available-for-sale financial assets

The group assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, an evaluation is made as to whether a decline in fair value is ‘significant’ or ‘prolonged’ based on an analysis of indicators such as significant adverse changes in the technological, market, economic or legal environment in which the company invested in operates.

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in the income statement. Reversals of impairment losses on debt instruments are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised.

Notes to the 2009 Financial statements
1 Principal accounting policies continued
(vi) De-recognition of financial assets and liabilities

Financial assets

A financial asset is derecognised when its contractual rights to the cash flows that comprise the financial asset expire or substantially all the risks and rewards of the asset are transferred.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognised within finance income and finance costs respectively.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the income statement.

(vii) Trade receivables

Trade receivables are recognised initially at fair value and are subsequently measured at amortised cost reduced by any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, default in payment or a significant deterioration in credit worthiness. Any impairment is recognised in the income statement within ‘net operating costs’. When a trade receivable is uncollectable, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against ‘net operating costs’ in the income statement.

(viii) Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(q)	Share based payments

The fair value of cash-settled share plans is recognised as a liability over the vesting period of the awards. Movements in that liability between accounting dates are recognised as an expense. The grant date fair value of the awards is determined from the market value of the shares at the date of award and adjusted for any market based vesting conditions attached to the award e.g. relative Total Shareholder Return (‘TSR’) performance. Fair values are subsequently re-measured at each accounting date to reflect the market value of shares at the measurement date and, where relevant, the number of awards expected to vest based on the current and anticipated TSR performance. If any awards are ultimately settled in shares, the liability is transferred directly to equity as part of the consideration for the equity instruments issued.

The Group’s equity-settled share plans are settled either by the issue of shares by the relevant parent company, by the purchase of shares on market or by the use of shares previously acquired as part of a share buyback. The fair value of the share plans is recognised as an expense over the expected vesting period with a corresponding entry to retained earnings for Rio Tinto plc plans and to other reserves for Rio Tinto Limited plans. If the cost of shares acquired to satisfy the plans exceeds the expense charged, the excess is taken to the appropriate reserve. The fair value of the share plans is determined at the date of grant, taking into account any market based vesting conditions attached to the award (eg TSR). The Group uses fair values provided by independent actuaries calculated using a lattice based option valuation model.

Non market based vesting conditions (e.g. earnings per share targets) are taken into account in estimating the number of awards likely to vest. The estimate of the number of awards likely to vest is reviewed at each statement of financial position date up to the vesting date, at which point the estimate is adjusted to reflect the actual awards issued. No adjustment is made after the vesting date even if the awards are forfeited or not exercised.

Further information about the treatment of individual share based payment plans is provided in note 49.

(r)	Contingencies

Contingent liabilities are not recognised in the financial statements but are disclosed by way of note unless their occurrence is remote.

Contingent assets are not recognised in the financial statement but they are disclosed by way of note if they are deemed probable.

(s)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group company purchases the Group’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to Rio Tinto’s equity shareholders. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to Rio Tinto’s equity shareholders.

Critical accounting policies and estimates

(i)	Dual listed company reporting

As explained in detail in the ‘Outline of Dual Listed Companies’ Structure and basis of financial statements’ section on page A-8 the consolidated financial statements of the Rio Tinto Group deal with the results, assets and liabilities of both of the dual listed companies, Rio Tinto plc and Rio Tinto Limited, and their subsidiaries. In other words, Rio Tinto plc and Rio Tinto Limited are viewed as a single parent company with their respective shareholders being the shareholders in that single company.

The 2009 Annual report satisfies the obligations of Rio Tinto Limited to prepare consolidated accounts under Australian company law, as amended by an order issued by the Australian Securities and Investments Commission on 27 January 2006 (as amended on 22 December 2006). The 2009 Financial statements disclose the effect of the adjustments to consolidated IFRS profit, consolidated total comprehensive income and consolidated shareholders’ funds for the Group that would be required under the version of IFRS that is applicable in Australia (‘Australian IFRS’).

The US dollar is the presentation currency used in these financial statements, as it most reliably reflects the Group’s global business performance.

Notes to the 2009 Financial statements
1 Principal accounting policies continued
(ii)	Asset carrying values

Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment provisions in a particular year.

When such events or changes in circumstances impact on a particular asset or cash generating unit, its carrying value is assessed by reference to its recoverable amount, being the higher of fair value less costs to sell and value in use (being the net present value of expected future cash flows of the relevant cash generating unit). This is often estimated using discounted cash flow techniques.

Where the recoverable amounts of Group cash-generating units are assessed by analyses of discounted cash flows, the resulting valuations are particularly sensitive to changes in long term commodity prices; exchange rates; operating costs; discount rates.

The great majority of the Group’s sales are based on prices denominated in US dollars. To the extent that the currencies of countries in which the Group produces commodities strengthen against the US dollar without commodity price offset; cash flows and, therefore, net present values are reduced. Management considers that over the long term, there is a tendency for movements in commodity prices to compensate to some extent for movements in the value of the US dollar (and vice versa). However, such compensating changes are not synchronised and do not fully offset each other.

Reviews of carrying values relate to cash generating units which, in accordance with IAS 36 ‘Impairment of Assets’, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. In some cases, the business units within the product groups consist of several operations with independent cash generating streams, which therefore constitute separate cash generating units.

Goodwill acquired through business combinations has been allocated to groups of cash generating units that are being managed as a combined business. These groups of cash-generating units represent the lowest level within the Group at which goodwill is monitored for internal management purposes and these groups are not larger than the Group’s reporting segments, which are its product groups.

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

Where the recoverable amount of a cash generating unit is dependent on the life of its associated ore body, expected future cash flows reflect long term mine plans, which are based on detailed research, analysis and iterative modelling to optimise the level of return from investment, output and sequence of extraction. The mine plan takes account of all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and for forecasting production costs.

Rio Tinto’s cash flow forecasts are based on assessments of expected long term commodity prices, which for most commodities are derived from an analysis of the marginal costs of the producers of the relevant commodities. These assessments often differ from current price levels and are updated regularly.

In some cases, prices applying to some part of the future sales volumes of a cash generating unit are predetermined by existing sales contracts. The effects of such contracts are taken into account in forecasting future cash flows.

As denoted above, cost levels incorporated in the cash flow forecasts are based on the current long term mine plan or long term production plan for the cash generating unit. For value in use calculations used in impairment reviews, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business. Because future cash flows are estimates for the asset in its current condition, value in use does not reflect future cash flows associated with improving or enhancing an asset’s performance.

The useful lives of the major assets of a cash generating unit are often dependent on the life of the orebody to which they relate. Where this is the case, the lives of mining properties, and their associated refineries, concentrators and other long lived processing equipment generally relate to the expected life of the orebody. The life of the orebody, in turn, is estimated on the basis of the long term mine plan. Where the major assets of a cash generating unit are not dependent on the life of a related orebody, management applies judgement in estimating the remaining service potential of long lived assets. In the case of smelters, factors affecting the remaining service potential include smelter technology and electricity contracts when the power is not sourced from the company’s own electricity generating capacity.
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

Notes to the 2009 Financial statements
1	Principal accounting policies continued
Forecast cash flows for ore reserve estimation for JORC purposes and for impairment testing are generally based on Rio Tinto’s long term price forecasts.

All goodwill and intangible assets that are not yet ready for use or have an indefinite life are tested annually for impairment regardless of whether there has been any change in events or circumstances.

Further details are contained within note 11.

(iii)	Asset lives

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

The life cycles of the products and processes that depend on the asset are also considered. A change in the prospectus for renewal of the contractual rights without a significant incremental cost could impact on the Group’s depreciation and amotisation rates and asset carrying values.

(iv)	Ore reserve estimates

Rio Tinto estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the JORC code). The amounts presented under IFRS and Australian IFRS are based on the reserves, and in some cases mineral resources, determined under the JORC code.

For the purposes of this combined Annual report on Form 20-F estimates of ore reserves have been computed in accordance with the SEC’s Industry Guide 7, rather than in accordance with the JORC code, and are shown on pages 29 to 38. Ore reserves presented in accordance with SEC Industry Guide 7 do not exceed the quantities that, it is estimated, could be extracted economically if future prices were to be in line with the average of historical prices for the three years to 30 June 2009, or contracted prices where applicable. For this purpose, contracted prices are applied only to future sales volumes for which the price predetermined by an existing contract; and the average of historical prices is applied to expected sales volumes in excess of such amounts. Moreover, reported ore reserve estimates have not been increased above the levels expected to be economic based on Rio Tinto’s own long term price assumptions. Therefore, a reduction in commodity prices from the three year average historical price levels would not necessarily give rise to a reduction in reported ore reserves.

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

(v)	Close down, restoration and clean up obligations

Provision is made for environmental remediation costs when the related environmental disturbance occurs, based on the net present value of estimated future costs.

Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine. The costs are estimated on the basis of a closure plan. The cost estimates are calculated annually during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations, and are subject to formal review at regular intervals. Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the unwind of the discount applied in establishing the net present value of the provision, are capitalised within property, plant and equipment and depreciated over the lives of the assets to which they relate.

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

The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates or economic conditions. As a result there could be significant adjustments to the provision for close down and restoration and environmental clean up, which would affect future financial results.

(vi)	Overburden removal costs

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

Notes to the 2009 Financial statements
1	Principal accounting policies continued

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

In the production stage of some operations, further development of the mine requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported profits in subsequent periods on a units-of-production basis. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine or pit, before production commences.

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

During 2009, production stage stripping costs incurred by subsidiaries and equity accounted operations were US$174 million higher than the amounts charged against pre tax profit (2008: production stage costs exceeded the amounts charged against pre-tax profit by US$175 million). In addition, US$59 million of deferred stripping has been written off in 2009 as part of the Diamonds businesses impairment.

The net book value carried forward in property, plant and equipment and in investments in jointly controlled entities and associates at 31 December 2009 was US$1,171 million (2008: US$1,026 million).

Information about the stripping ratios of the business units, including equity accounted units that account for the majority of the deferred stripping balance at 31 December 2009, along with the year in which deferred stripping is expected to be fully amortised, is set out in the following table:

	Actual stripping ratio for year			Life of mine stripping ratio
	2009	2008	2007	2009	2008	2007
Kennecott Utah Copper (2020) (a)	2.13	1.98	1.99	1.21	1.24	1.32
Grasberg Joint Venture (2015) (a)	3.42	3.27	3.47	3.00	2.87	3.05
Diavik (2012) (b)	1.17	1.23	0.42	1.02	1.20	0.91
Escondida (2043) (c)	0.11	0.12	0.07	0.14	0.10	0.10

Notes

(a)	Stripping ratios shown are waste to ore.

(b)	Diavik’s stripping ratio is disclosed as bench cubic metre per carat. The 2009 deferred stripping ratio is based on a dual pit commercial production (A154 and A418) with the A154 open pit scheduled to end commercial production in the first quarter of 2010 and the A418 open pit scheduled to end commercial production in the third quarter of 2012.

(c)	Escondida’s stripping ratio is based on waste tonnes to pounds of copper mined.
Rio Tinto Borax capitalised stripping costs as part of a distinct period of new development during the production stage of the mine. Capitalisation stopped in 2004. The capitalised costs will be fully amortised in 2034.

(vii)	Deferred tax on fair value adjustments

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

(viii)	Exploration

Under the Group’s accounting policy, exploration and evaluation expenditure is not capitalised until the point is reached at which there is a high degree of confidence in the project’s viability and it is considered probable that future economic benefits will flow to the Group.

The carrying values of exploration and evaluation assets are reviewed twice per annum by management and the results of these reviews are reported to the Audit committee. In the case of undeveloped projects, there may only be mineralisation to form a basis for the impairment review. The review is based on a status report regarding the Group’s intentions for development of the undeveloped project. In some cases, the undeveloped projects are regarded as successors to ore bodies, smelters or refineries currently in production and may therefore benefit from existing infrastructure and equipment.

Notes to the 2009 Financial statements
1	Principal accounting policies continued

(ix)	Functional currency

The determination of functional currency affects the carrying value of non current assets included in the statement of financial position and, as a consequence, the amortisation of those assets included in the income statement. It also impacts exchange gains and losses included in the income statement.

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

On consolidation, income statement items are translated into US dollars at average rates of exchange. Statement of financial position items are translated into US dollars at year end exchange rates. Exchange differences on the translation of the net assets of entities with functional currencies other than the US dollar, and any offsetting exchange differences on net debt hedging those net assets, are recognised directly in the foreign currency translation reserve. Exchange gains and losses which arise on balances between Group entities are taken to the foreign currency translation reserve where the intragroup balance is, in substance, part of the Group’s net investment in the entity.

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

(x)	Underlying earnings

The Group presents ‘Underlying earnings’ as an additional measure to provide greater understanding of the underlying business performance of its operations. The adjustments made to net earnings to arrive at underlying earnings are explained in note 2.

(xi)	Post retirement benefits

The difference between the fair value of the plan assets (if any) of post retirement plans and the present value of the plan obligations is recognised as an asset or liability on the statement of financial position. The Group has adopted the option under IAS 19 to record actuarial gains and losses directly in the Group’s statement of comprehensive income.

The most significant assumptions used in accounting for post retirement plans are the long term rate of return on plan assets, the discount rate, the expected rate of long term inflation and the mortality assumptions.

The long term rate of return on plan assets is used to calculate interest income on pension assets, which is credited to the Group’s income statement. The mortality assumption is used to project the length of time for which future pension payments will be made and the inflation assumption is used in projecting future increases in those payments. The discount rate is used to determine the net present value of those future payments and each year the unwinding of the discount on those liabilities is charged to the Group’s income statement.

Valuations are carried out using the projected unit method. The expected rate of return on pension plan assets is determined as management’s best estimate of the long term return on the major asset classes, i.e. equity, debt, property and other, weighted by the actual allocation of assets among the categories at the measurement date. The expected rate of return is calculated using geometric averaging.

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

For determining the present value of obligations shown on the statement of financial position, market yields at the statement of financial position date are used.

Details of the key assumptions are set out in note 50.

For 2009 the charge against income for post retirement benefits net of tax and minorities was US$383 million. This charge included both pension and post retirement healthcare benefits. The charge is net of the expected return on assets which was US$396 million after tax and minorities.
In calculating the 2009 expense the average future increase in compensation levels was assumed to be three per cent and this will increase to 3.6 per cent for 2010 reflecting higher assumed inflation in most territories. The average discount rate used for the Group’s plans in 2009 was 6.2 per cent and the average discount rate used in 2010 will be 5.8 per cent reflecting the net impact of changes in corporate bond yields in the regions where the Group has pension obligations.

The weighted average expected long term rate of return on assets used to determine 2009 pension cost was 5.9 per cent. This will

     Notes to the 2009 Financial statements
1	Principal accounting policies continued

increase to 6.4 per cent for 2010. This improvement results mainly from higher government bond yields in most territories which drives assured return on other asset classes

Based on the known changes in assumptions noted above and other expected circumstances, the impact of post retirement costs on the Group’s IFRS net earnings in 2010 would be an expected decrease of some US$40 million to US$423 million. This decrease is mainly attributable to higher expected return on assets. The actual charge may be impacted by other factors that cannot be predicted, such as the effect of changes in benefits and exchange rates.

The table below sets out the potential change in the Group’s 2009 net earnings (after tax and outside interests) that would result from hypothetical changes to post retirement assumptions and estimates. The sensitivities are viewed for each assumption in isolation although a change in one assumption is likely to result in some offset elsewhere.

The figures in the below table only show the impact on underlying and net earnings. Changing the assumptions would also have an impact on the statement of financial position.

IFRS
US$m

Sensitivity of Group’s 2009 net earnings to changes in:
Expected return on assets
increase of 1 percentage point	65
decrease of 1 percentage point	(65)
Discount rate
increase of 0.5 percentage points	3
decrease of 0.5 percentage points	(2)
Salary increases
increase of 0.5 percentage points	(9)
decrease of 0.5 percentage points	8
Demographic — allowance for additional future mortality improvements
participants assumed to be one year older	15
participants assumed to be one year younger	(15)

(xii)	Deferred tax potentially recoverable on Group tax losses

The Group has carried forward losses; mainly in the UK, French and Canadian tax groups; that have the potential to reduce tax charges in future years. Deferred tax assets have been recognised on these tax losses to the extent their recovery is probable, having regard to the projected future taxable profits of the relevant tax groups.

The ‘possible tax assets’ on these losses totalled US$1,882 million at 31 December 2009 (2008: US$1,000 million). Of these, US$1,286 million have been recognised as deferred tax assets (2008: US$899 million), leaving US$596 million (2008: US$101 million) unrecognised, as recovery is not considered probable. This amount excludes unrecognised capital losses which can only be recovered against future capital gains.

Within the UK tax group, US$303 million in tax losses have been recognised as deferred tax assets (2008: US$246 million), with no amounts unrecognised. Within the French tax group, US$419 million in tax losses have been recognised as deferred tax assets (2008: US$309 million) with US$503 million unrecognised. Within the Canadian tax group, US$393 million in tax losses have been recognised as deferred tax assets (2008: US$172 million), with no amounts unrecognised.

(xiii)	Contingencies

Disclosure is made of material contingent liabilities unless the possibility of any loss arising is considered remote. Contingencies are disclosed in note 35.

(xiv)	Acquisition accounting

On the acquisition of a subsidiary, the purchase method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition.

Rio Tinto acquired Alcan Inc during 2007. The Group commissioned expert valuation consultants to advise on the fair values and asset lives of Alcan’s assets. The residue of the purchase price not allocated to specific assets and liabilities has been attributed to goodwill. The provisional values and asset lives incorporated in the 2007 Financial statements have been revised in 2008 (within 12 months of the date of acquisition) as permitted by IFRS 3 “Business Combinations”.

(xv)	Temporary differences related to closure costs and finance leases

Under the “initial recognition” rules in paragraphs 15 and 24 of IAS 12 “Income Taxes”, deferred tax is not provided on the initial recognition of an asset or liability in a transaction that does not affect accounting profit or taxable profit and is not a business combination. The Group’s interpretation of these initial recognition rules has the result that no deferred tax asset is provided on the recognition of a provision for close down and restoration costs and the related asset, or on recognition of assets held under finance leases and the associated lease liability, except where these are recognised as a consequence of business combinations.

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

The unwinding of the discount applied in establishing the present value of the closure costs does affect accounting profit. Therefore, this unwinding of discount results in the recognition of deferred tax assets.

The application of this initial recognition exemption has given rise to diversity in practice: some companies do provide for deferred tax on closure cost provisions and the related capitalised amounts. The Exposure Draft on Income Tax released by the IASB in 2009 would require the Group to provide for deferred tax on closure cost provisions. If the Group were to provide for deferred tax on closure costs and finance leases under IFRS the benefit to Underlying and Net earnings would have been US$41 million (2008: US$39 million) and to equity would have been US$232 million (2008: US$182 million).

Notes to the 2009 Financial statements

2	Reconciliation of Net earnings to Underlying earnings

			Outside	Discontinued	Net	Net	Net
	Pre-tax(i)	Taxation	interests	operations(i)	amount	amount	amount
	2009	2009	2009	2009	2009	2008	2007
Exclusions from Underlying earnings	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Profits less losses on disposal of interests in businesses (a)	692	(193)	—	—	499	1,470	1
Impairment charges (b)	(1,573)	445	25	—	(1,103)	(7,579)	(113)
Loss after tax from discontinued operations (b)	—	—	—	(449)	(449)	(827)	—
Exchange differences and gains/(losses) on derivatives:
- Exchange gains/(losses) on US dollar net debt and intragroup balances (c)	368	(438)	14	—	(56)	960	156
- (Losses)/gains on currency and interest rate derivatives not qualifying for hedge accounting (d) (e)	(21)	12	18	—	9	(22)	34
- Gains/(losses) on commodity derivatives not qualifying for hedge accounting (f)	181	(106)	—	—	75	(95)	—
Chinalco break fee	(195)	13	—	—	(182)	—	—
Restructuring costs from global headcount reduction (g)	(321)	90	—	—	(231)	(57)	—
Other exclusions (h)	(56)	86	(18)	—	12	(477)	(209)

Total excluded from Underlying earnings	(925)	(91)	39	(449)	(1,426)	(6,627)	(131)

Net earnings	7,860	(2,076)	(463)	(449)	4,872	3,676	7,312

Underlying earnings	8,785	(1,985)	(502)	—	6,298	10,303	7,443

‘Underlying earnings’ is an alternative measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (h) below are excluded from Net earnings in arriving at Underlying earnings.

(a)	Profits arising on the disposal of interests in businesses in 2009 relate principally to sales of the Corumba iron ore mine in Brazil, the Jacobs Ranch coal mine, the sale of 52 per cent of Rio Tinto’s interest in Cloud Peak Energy Resources LLC (CPER) and are partially offset by a loss from the sale of Alcan Composites.

Profits arising on the disposal of interests in businesses in 2008 relate principally to the sales of the Cortez gold mine and the Greens Creek mine.

Profits arising on the disposal of interests in undeveloped projects which in 2009 includes gains on disposal of undeveloped potash assets in Argentina and Canada amounting to US$797 million, net of tax, are not excluded from Underlying earnings. The 2008 profits relate principally to the disposal of the undeveloped Kintyre uranium project in Western Australia.

(b)	Charges relating to impairment of goodwill and other non-current assets other than undeveloped projects but including discontinued operations.

The impairment charges of US$1,103 million for the year ended 31 December 2009 related mainly to Alcan Engineered Products: US$500 million, the Group’s aluminium businesses: US$212 million, the Group’s diamond businesses: US$348 million and US$43 million in other impairments. All impairments have been measured based upon an assessment of fair value.

An impairment of US$318 million (31 December 2008: US$960 million; 31 December 2007: nil) relating to the Alcan Packaging business has been recognised during the year ended 31 December 2009, and is included in ‘Loss after tax from discontinued operations’. This impairment is based on an estimate of fair value less costs to sell, which is based on the Group’s best estimate of expected proceeds to be realised on sale of Alcan Packaging, less an estimate of remaining costs to sell. ‘Loss after tax from discontinued operations’ of US$449 million (31 December 2008: US$827 million) also includes a US$131 million tax charge (31 December 2008: US$133 million tax benefit) relating to an increase in the Group’s estimate of the tax to be paid on sale of the Alcan Packaging business.

The weak economic environment continued to put downward pressure on the sales prices for these divestment businesses and resulted in the impairment of the Alcan Packaging businesses and Alcan Engineered Products businesses. The impairment charge related to the Group’s aluminium businesses related mainly to the planned closure of certain smelters and was caused by a decrease in short term price assumptions at the date of the impairment review.

The impairment to the Group’s diamond business was caused by weak demand for luxury items and increased input costs.

The impairment charge of US$7,579 million for the year ended 31 December 2008 related mainly to the Group’s aluminium businesses: US$6,127 million and Alcan Engineered Products: US$980 million. This includes amounts relating to equity accounted units of US$15 million (2007: nil).

(c)	Exchange gains and losses on US dollar debt and intragroup balances.

The 2009 tax on exchange gains and losses on external debt and intragroup balances includes tax charges on gains on US dollar denominated debt. However, a significant proportion of the pre-tax losses on intragroup balances are not subject to tax.

The 2008 tax on exchange gains and losses on external debt and intragroup balances included a benefit of US$254 million through recovery of tax relating to prior years. It also included a tax relief for losses on US dollar denominated debt. The gains on intragroup balances were largely not subject to tax.

(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.

(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(f)	Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

(g)	During 2009, the Group incurred further restructuring costs relating to the cost saving measures announced in December 2008.

Notes to the 2009 Financial statements

2	Reconciliation of Net earnings to Underlying earnings continued

(h)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

During 2008, the Group incurred advisory and other costs related to the rejection by the Board of the pre-conditional takeover proposal from BHP Billiton, which was withdrawn in November 2008. These costs totalled US$270 million (net of tax) in 2008 and have been excluded from Underlying earnings. Other charges excluded from Underlying earnings in 2008 and 2009 comprise of costs relating to acquisitions, disposals and similar corporate projects.

(i)	Exclusions from Underlying earnings relating to equity accounted units and discontinued operations are stated after tax.

3	Net operating costs

		2009	2008	2007
	Note	US$m	US$m	US$m

Raw materials and consumables		11,501	16,248	6,096
Amortisation of intangible assets	12	387	429	114
Depreciation of property, plant & equipment	13	3,040	3,046	2,001
Employment costs	4	6,198	6,603	3,827
Repairs and maintenance		1,771	1,960	1,393
Shipping costs		1,828	2,495	1,874
Other freight costs		756	815	509
Decrease/(increase) in finished goods and work in progress		517	(163)	110
Royalties		1,539	1,946	1,093
Amounts charged by jointly controlled entities (a)		2,420	2,473	1,362
Net foreign exchange losses/(gains)		123	(379)	(45)
Other external costs		3,127	2,230	2,391
Provisions (including exchange losses/(gains) on provisions)	27	930	265	308
Research and development		193	307	69
Costs included above qualifying for capitalisation		(136)	(259)	(78)
Other operating income		(376)	(375)	(272)

Net operating costs (excluding items shown separately)		33,818	37,641	20,752

(a)	Amounts charged by jointly controlled entities mainly relate to toll processing but also include purchases from jointly controlled entities of bauxite and aluminium which are then processed by the product group or sold to third parties. Generally, purchases are in proportion to the Group’s share of the jointly controlled entity but in 2009, US$491 million (2008 and 2007: nil) related to purchases of the other venturer’s share of production.

Information on auditors’ remuneration is included in note 43.

4	Employment costs

		2009	2008	2007
	Note	US$m	US$m	US$m

Employment costs
- Wages and salaries		6,130	6,414	3,618
- Social security costs		101	113	106
- Net post retirement cost (a)	50	524	502	240
- Share option charge/(credit) (b)	49	177	(22)	220

		6,932	7,007	4,184
Less: charged within provisions		(734)	(404)	(357)

Total employment costs	3	6,198	6,603	3,827

(a)	Post retirement costs include the aggregate service and interest cost of providing post retirement benefits under defined benefit plans, net of the related expected return on plan assets. Additional detail of the amount charged to the income statement in respect of post retirement plans, and the treatment of actuarial gains and losses, is shown in note 50.

(b)	Further details of the Group’s share options and other share based payment plans are given in note 49.

5	Impairment charges

			Outside	Net	Net	Net
	Pre-tax	Taxation	interests	amount	amount	amount
	2009	2009	2009	2009	2008	2007
	US$m	US$m	US$m	US$m	US$m	US$m

Aluminium (b)	(304)	67	25	(212)	(6,127)	—
Alcan Engineered Products (c)	(687)	187	—	(500)	(980)	—
Diamonds (e)	(525)	177	—	(348)	(107)	(328)
Hismelt (f)	—	—	—	—	(182)	—
Palabora (g)	—	—	—	—	—	100
Tarong coal mine (h)	—	—	—	—	—	134
Other	(57)	14	—	(43)	(168)	(19)

Total (a)	(1,573)	445	25	(1,103)	(7,564)	(113)

(a)	The majority of the 2009 pre-tax impairment charge relates to property, plant and equipment (US$1,290 million) and intangible assets (US$179 million), with the remainder relating to investments in equity accounted units. The majority of the 2008 impairment charge related to goodwill (US$6,621 million), property, plant and equipment (US$1,222 million) and intangible assets (US$129 million), with the remainder relating to investments in equity accounted units.

(b)	The 2009 impairment charge related mainly to the planned closure of certain smelters, and was caused by a decrease in short term price assumptions at the date of the impairment review. The recoverable amount was based on fair value less costs to sell, and was assessed in line with the policy in note 1(i). The 2008 impairment charge related mainly to the write down of goodwill resulting from the annual impairment review, due to the deferral of growth projects following significant weakening in economic and market circumstances, and increases in input costs.

(c)	Alcan Engineered Products is part of the Alcan group that was acquired in October 2007, and forms part of Other Operations. It manufactures engineered or fabricated aluminum products.

Notes to the 2009 Financial statements
5	Impairment charges continued

On 1 December 2009, Rio Tinto announced that it had completed the sale of Alcan Composites for US$349 million. The Group’s intention is to sell the remaining businesses relating to Alcan Engineered Products. As such, the recoverable amount has been based on fair value less costs to sell, which represents the Group’s best estimate of the expected proceeds to be realised from the sale of the remaining Alcan Engineered Products businesses, less an estimate of remaining costs to sell. The estimated proceeds are assessed in line with the policy in note 1(i).

The weak economic environment continued to put downward pressure on the sales prices for these divestment businesses and resulted in the impairment of the property, plant and equipment relating to the Alcan Engineered Products businesses.

(d)	The specific details of the impairment review relating to Alcan Packaging are set out in note 19.

(e)	The impairment to the Group’s Diamonds business during 2009 was caused by weak demand for luxury items and higher input costs. Impairment of property, plant and equipment was assessed by reference to the fair value less costs to sell of the cash generating units (CGUs). The determination of fair value less costs to sell was based on the policy in note 1(i). This estimate was derived from discounting projections of cash flows, using valuation assumptions that a buyer might be expected to apply.

Large increases in the estimated capital cost of Argyle’s underground project triggered an assessment of its recoverable amount during 2007. Impairment of property, plant and equipment was assessed by reference to fair value less costs to sell. The determination of fair value less costs to sell was based on the estimated amount that would be obtained from sale in an arm’s length transaction between knowledgeable and willing parties. This estimate was derived from discounting projections of cash flows, using valuation assumptions that a buyer might be expected to apply.

(f)	In 2008, full provision was made against the carrying value of the HIsmelt operation, which is within the Iron ore product group. Operations at the Kwinana plant have been suspended and the Group’s future role in developing this technology is under review, leading to doubt about the recoverability of the amount invested.

(g)	An increase in the Group’s long term copper price assumption triggered an assessment of the recoverable amount of Palabora during 2007. The value in use was based on cash flows forecast in real terms and discounted at a pre-tax rate of 12 per cent. This led to a full reversal of the remainder of the impairment provision previously recognised.

(h)	An announcement of the sale of Tarong led to full reversal in 2007 of the remainder of the impairment provision previously recognised.

(i)	Total impairment charges in 2008, excluded from Underlying earnings, includes US$15 million relating to equity accounted units, which is not included in the table above.

6	Share of profit after tax of equity accounted units

	2009	2008	2007
	US$m	US$m	US$m

Sales revenue (a)	3,020	3,801	3,818
Operating costs	(1,717)	(2,158)	(1,261)

Profit before finance items and taxation	1,303	1,643	2,557
Exchange gains on net debt	4	37	7
Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting	9	(19)	(5)
Net interest payable	(55)	(45)	(49)
Amortisation of discount	(7)	(17)	(9)
Share of profit after tax of equity accounted units	23	36	—

Profit before taxation	1,277	1,635	2,501

Taxation	(491)	(596)	(917)

Profit for the year (Rio Tinto share)	786	1,039	1,584

(a)	The sales revenue of equity accounted units excludes charges by jointly controlled entities to Group subsidiaries.

7	Interest receivable and payable

		2009	2008	2007
	Note	US$m	US$m	US$m

Interest receivable and similar income from:
- Equity accounted units		36	43	28
- Other investments (a)		66	107	101

		102	150	129
Other interest receivable		18	54	5

Total interest receivable and similar income		120	204	134

Interest payable and similar charges (b)		(1,127)	(1,821)	(660)
Amounts capitalised	13	198	203	122

Total interest payable and similar charges		(929)	(1,618)	(538)

(a)	Interest income from other investments comprises US$45 million (2008: US$72 million; 2007: US$80 million) of interest income from bank deposits and US$21 million (2008: US$35 million; 2007: US$21 million) from other financial assets.

(b)	Interest payable and similar charges relates to interest on bank loans and other borrowings. This includes a fair value loss on the interest rate swaps designated as hedges of US$59 million and an offseting fair value gain on bank borrowings attributable to interest rate risk of US$59 million (2008: fair value gain on the interest rate swaps of US$669 million and a US$655 million fair value loss on bank borrowings attributable to interest rate risk; 2007: fair value gain on the interest rate swaps of US$35 million and a US$38 million fair value loss on bank borrowings attributable to interest rate risk).

Notes to the 2009 Financial statements
8	Tax on profit

		2009	2008	2007
	Note	US$m	US$m	US$m

UK taxation
Corporation tax at 28% (2007: 30%)
- Current		1	—	—
- Deferred		—	(46)	(150)

		1	(46)	(150)

Australian taxation
Corporation tax at 30%
- Current		1,829	3,005	1,396
- Deferred		391	(812)	(18)

		2,220	2,193	1,378

Other countries taxation
- Current		763	1,711	897
- Deferred		(908)	(116)	(35)

		(145)	1,595	862

Total taxation charge
- Current		2,593	4,716	2,293
- Deferred	18	(517)	(974)	(203)

		2,076	3,742	2,090

	2009	2008	2007
Prima facie tax reconciliation	US$m	US$m	US$m

Profit before taxation	7,860	9,178	9,836
Deduct: share of profit after tax of equity accounted units	(786)	(1,039)	(1,584)

Parent companies’ and subsidiaries’ profit before tax	7,074	8,139	8,252

Prima facie tax payable at UK rate of 28% (2007: 30%)	1,981	2,279	2,476
Higher rate of taxation on Australian earnings at 30%	136	226	—
Impact of items excluded in arriving at Underlying earnings (a)	347	919	(28)
Adjustments to deferred tax liabilities following changes in tax rates	(22)	(25)	(392)
Other tax rates applicable outside the UK and Australia	113	206	271
Resource depletion and other depreciation allowances	(132)	(129)	(173)
Research, development and other investment allowances	(55)	(72)	(81)
Utilisation of previously unrecognised deferred tax assets	(36)	(160)	—
Unrecognised current year operating losses	105	163	70
Foreign exchange differences	(167)	197	11
Withholding taxes	73	95	46
Non-taxable gains on asset disposals (b)	(208)	—	—
Other items	(59)	43	(110)

Total taxation charge (c)	2,076	3,742	2,090

(a)	An analysis of the impact on the tax reconciliation of items excluded in arriving at Underlying earnings is given below:

	2009	2008	2007
	US$m	US$m	US$m

Impairment charges	(5)	1,806	(1)
Disposal of interests in businesses	—	136	—
Exchange losses/(gains) on intragroup balances	332	(723)	11
Exchange gains on external debt	—	(332)	(33)
Exchange losses)/(gains) derivatives and others	25	(19)	3
Other exclusions	(5)	51	(8)

	347	919	(28)

(b)	The non taxable gains on asset disposals relate to undeveloped potash assets in Argentina.

(c)	This tax reconciliation relates to the parent companies, subsidiaries and proportionally consolidated units. The Group’s share of profit of equity accounted units is net of tax charges of US$491 million (2008: US$596 million; 2007: US$917 million).

Notes to the 2009 Financial statements
8	Tax on profit continued

(d)	The tax credit/(charge) relating to components of other comprehensive income is as follows:

	2009
	Attributable to
	shareholders	Outside
	of Rio Tinto	interests	Total
	US$m	US$m	US$m

Tax on exchange adjustments	—	—	—
Cash flow hedge fair value losses/(gains):
- Cash flow hedge fair value losses/(gains)	62	35	97
- Cash flow hedge losses transferred to the income statement	(10)	(10)	(20)
Gains/(losses) on available for sale securities	(1)	—	(1)
Gains on revaluation of available for sale securities transferred to the income statement	1	—	1
Actuarial losses on post retirement benefit plans	233	(1)	232
Deferred tax on share options	50	—	50

	335	24	359
Share of tax on other comprehensive income/(expense) of equity accounted units	(38)	—	(38)

Tax relating to components of other comprehensive income/(expense) for the year (a)	297	24	321

	2008
	Attributable to
	shareholders	Outside
	of Rio Tinto	interests	Total
	US$m	US$m	US$m

Tax on exchange adjustments	99	—	99
Cash flow hedge fair value losses/(gains):
- Cash flow hedge fair value losses/(gains)	(11)	(8)	(19)
- Cash flow hedge losses transferred to the income statement	(77)	(35)	(112)
Gains/(losses) on available for sale securities	10	—	10
Gains on revaluation of available for sale securities transferred to the income statement	—	—	—
Actuarial losses on post retirement benefit plans	457	7	464
Deferred tax on share options	(179)	—	(179)

	299	(36)	263
Share of tax on other comprehensive income/(expense) of equity accounted units	(19)	—	(19)

Tax relating to components of other comprehensive income/(expense) for the year (a)	280	(36)	244

	2007
	Attributable to
	shareholders	Outside
	of Rio Tinto	interests	Total
	US$m	US$m	US$m

Tax on exchange adjustments	13	—	13
Cash flow hedge fair value losses/(gains):
- Cash flow hedge fair value losses/(gains)	99	67	166
- Cash flow hedge losses transferred to the income statement	(28)	(25)	(53)
Gains/(losses) on available for sale securities	(9)	—	(9)
Gains on revaluation of available for sale securities transferred to the income statement	2	—	2
Actuarial losses on post retirement benefit plans	(42)	(2)	(44)
Deferred tax on share options	118	—	118

	153	40	193
Share of tax on other comprehensive income/(expense) of equity accounted units	6	—	6

Tax relating to components of other comprehensive income/(expense) for the year (a)	159	40	199

(a)	This includes US$319 million (2008: US$205 million) of deferred tax and US$2 million (2008: US$39 million; 2007: US$(4) million) of current tax. See note 18.

Notes to the 2009 Financial statements
9	Earnings/(loss) per ordinary share

		2009
		Weighted	2009
		average	Per share
	2009	number of	amount
	Earnings	shares	(a)
	US$m	(millions)	(cents)

Basic earnings per share attributable to ordinary shareholders of Rio Tinto — continuing operations	5,321	1,763.6	301.7

Basic loss per share attributable to ordinary shareholders of Rio Tinto — discontinued operations	(449)	1,763.6	(25.5)

Total basic earnings per share — profit for the year (b)	4,872	1,763.6	276.2

Diluted earnings per share attributable to ordinary shareholders of Rio Tinto — continuing operations	5,321	1,769.6	300.7

Diluted loss per share attributable to ordinary shareholders of Rio Tinto — discontinued operations	(449)	1,769.6	(25.4)

Total diluted earnings per share — profit for the year (c)	4,872	1,769.6	275.3

Underlying earnings per share attributable to ordinary shareholders (d)
- Basic (b)	6,298	1,763.6	357.1
- Diluted (c)	6,298	1,769.6	355.9

		2008
		Weighted	2008
		average	Per share
	2008	number of	amount
	Earnings	shares	(a)
	US$m	(millions)	(cents)

Basic earnings per share attributable to ordinary shareholders of Rio Tinto — continuing operations	4,503	1,570.1	286.8

Basic loss per share attributable to ordinary shareholders of Rio Tinto — discontinued operations	(827)	1,570.1	(52.7)

Total basic earnings per share — profit for the year (b)	3,676	1,570.1	234.1

Diluted earnings per share attributable to ordinary shareholders of Rio Tinto — continuing operations	4,503	1,577.3	285.5

Diluted loss per share attributable to ordinary shareholders of Rio Tinto — discontinued operations	(827)	1,577.3	(52.4)

Total diluted earnings per share — profit for the year (c)	3,676	1,577.3	233.1

Underlying earnings per share attributable to ordinary shareholders (d)
- Basic (b)	10,303	1,570.1	656.2
- Diluted (c)	10,303	1,577.3	653.2

		2007
		Weighted	2007
		average	Per share
	2007	number of	amount
	Earnings	shares	(a)
	US$m	(millions)	(cents)

Basic earnings per share attributable to ordinary shareholders of Rio Tinto — continuing operations	7,312	1,572.9	464.9

Basic loss per share attributable to ordinary shareholders of Rio Tinto — discontinued operations	—	1,572.9	—

Total basic earnings per share — profit for the year (b)	7,312	1,572.9	464.9

Diluted earnings per share attributable to ordinary shareholders of Rio Tinto — continuing operations	7,312	1,579.6	462.9

Diluted loss per share attributable to ordinary shareholders of Rio Tinto — discontinued operations	—	1,579.6	—

Total diluted earnings per share — profit for the year (c)	7,312	1,579.6	462.9

Underlying earnings per share attributable to ordinary shareholders (d)
- Basic (b)	7,443	1,572.9	473.2
- Diluted (c)	7,443	1,579.6	471.2

(a)	The rights issues were at a discount to the then market price. Accordingly, earnings per share for all periods up to the date on which the shares were issued have been adjusted for the bonus element of the issues. The bonus factor for Rio Tinto plc was 1.2105 and for Rio Tinto Limited was 1.2679. The 2008 and 2007 comparatives have been restated accordingly. Other information relating to the rights issues is shown in note 46.

(b)	The weighted average number of shares is calculated as the average number of Rio Tinto plc shares outstanding not held as treasury shares of 1,366.1 million (2008 restated: 1,207.8 million; 2007 restated: 1,210.6 million) plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc of 397.5 million (2008 and 2007 restated: 362.3 million).

(c)	For the purposes of calculating diluted earnings per share, the effect of dilutive securities of 6.0 million shares in 2009 (2008 restated: 7.2 million shares; 2007 restated: 6.7 million shares) is added to the weighted average number of shares described in (b) above. This effect is calculated under the treasury stock method. The Group’s only potential dilutive ordinary shares are share options for which terms and conditions are described in note 49.

(d)	Underlying earnings per share is calculated from Underlying earnings, detailed information on which is given in note 2.

Notes to the 2009 Financial statements
10	Dividends

	2009	2008	2007
	US$m	US$m	US$m

Rio Tinto plc previous year Final dividend paid	670	838	646
Rio Tinto plc Interim dividend paid	—	679	518
Rio Tinto Limited previous year Final dividend paid	206	228	198
Rio Tinto Limited Interim dividend paid	—	188	145

Dividends paid during the year	876	1,933	1,507

Dividends per share: paid during the year (restated)	55.6c	124.3c	94.8c
Dividends per share: proposed in the announcement of the results for the year (2008 and 2007 restated)	45.0c	55.6c	68.7c

	Restated	Restated	Restated
	dividends	dividends	dividends
	per share	per share	per share
	2009	2008	2007

Rio Tinto plc previous year Final (pence)	37.85p	35.27p	26.69p
Rio Tinto plc Interim (pence)	—	29.64p	20.93p
Rio Tinto Limited previous year Final — fully franked at 30% (Australian cents)	82.97c	76.08c	67.75c
Rio Tinto Limited Interim — fully franked at 30% (Australian cents)	—	63.25c	49.64c

	Restated	Restated	Restated
	number	number	number
	of shares	of shares	of shares
	2009	2008	2007
	(millions)	(millions)	(millions)

Rio Tinto plc previous year Final	1,208.4	1,207.8	1,219.3
Rio Tinto plc Interim	—	1,208.2	1,206.5
Rio Tinto Limited previous year Final — fully franked at 30%	362.3	362.3	362.3
Rio Tinto Limited Interim — fully franked at 30%	—	362.3	362.3

The dividends paid in 2009 are based on the following US cents per share amounts: 2008 final (restated) — 55.6 cents, 2009 interim — nil (2008 dividends paid: 2007 final (restated) — 68.7 cents, 2008 interim (restated) — 55.6 cents; 2007 dividends paid: 2006 final (restated) — 52.3 cents, 2007 interim (restated) — 42.5 cents). The 2008 and 2007 dividends per share have been restated using a number of shares which reflects the discounted price of the 2009 July rights issue (‘the bonus factor’). Refer to note 46 for further details.

The number of shares on which the Rio Tinto Limited dividends are based excludes those shares held by Rio Tinto plc, in order that the dividends shown represent those paid to public shareholders. The number of shares on which Rio Tinto plc dividends are based excludes those held as treasury shares.

In addition, the Directors of Rio Tinto announced a final dividend of 45.0 cents per share on 11 February 2010. This is expected to result in payments of US$882 million (Rio Tinto plc: US$686 million, Rio Tinto Limited US$196 million). The dividends will be paid on 1 April 2010 to Rio Tinto plc shareholders on the register at the close of business on 26 February 2010 and to Rio Tinto Limited shareholders on the register at the close of business on 2 March 2010.

The proposed Rio Tinto Limited dividends will be franked out of existing franking credits or out of franking credits arising from the payment of income tax during 2010.

The approximate amount of the Rio Tinto Limited consolidated tax group’s retained profits and reserves that could be distributed as dividends and franked out of credits, that arose from net payments of income tax in respect of periods up to 31 December 2009 (after deducting franking credits expected to be utilised on the 2009 final dividend declared), is US$13,035 million.
11	Goodwill

	2009	2008
	US$m	US$m

Net book value
At 1 January	14,296	21,105
Adjustment on currency translation	156	(196)
Additions	—	8
Disposals	(184)	—
Impairment charges	—	(6,621)

At 31 December	14,268	14,296

- cost	20,854	21,123
- accumulated impairment	(6,586)	(6,827)

At 1 January

- cost	21,123	21,366
- accumulated impairment	(6,827)	(261)

Impairment tests for goodwill

At 31 December 2009, goodwill has been allocated as follows:

	2009	2008
	US$m	US$m

Net book value
Aluminium	13,691	13,563
Australian Iron Ore	446	345
Other	131	388

	14,268	14,296

Notes to the 2009 Financial statements
11	Goodwill continued

Aluminium

The majority of the Group’s goodwill has been allocated to cash generating units within the Aluminium group of cash generating units (‘Aluminium’), which includes both Alcan and the aluminium businesses previously owned by Rio Tinto, which are now managed as a single business. A large component of Aluminium’s carrying value relates to the former Alcan businesses purchased in 2007.

Aluminium’s annual impairment review resulted in no impairment charge for 2009 (2008: US$6,127 million after taxation). The recoverable amount has been assessed by reference to fair value less costs to sell, using discounted cash flows, in line with the policy in note 1(i).

In arriving at fair value less costs to sell, a post-tax discount rate of 6.8 per cent has been applied to the post-tax cash flows expressed in real terms. Fair value less costs to sell was determined by estimating cash flows for a period of twelve years. The cash flow projections are based on long term production plans. These cash flows are then aggregated with a ‘terminal value’. The terminal value represents the value of cash flows beyond the twelfth year, incorporating an annual real term growth rate of one and a half percent, with a corresponding increase in capital expenditure to support the real term growth rate. Aluminium benefits from a global marketplace with substantial barriers to entry and there are a limited number of competitors who are able to access effectively the key resources necessary to make aluminium. In addition, continued global industrialisation is expected to support demand for aluminium. The operating cost levels included in the fair value assessment are calculated based on Aluminium’s long term production plans. Price assumptions for inputs into the aluminium smelting process are based on analysis of market fundamentals and are made consistent with related output price assumptions. Approximately, 80 per cent of Aluminium’s production is located in the first half of the industry cost curve. Aluminium’s intention is to maintain and, where possible, improve its relative position on the industry cash cost curve.

The key assumptions to which the calculation of fair value less costs to sell for Aluminium is most sensitive are the long term aluminium price; the Canadian dollar and Australian dollar exchange rates against the US dollar; operating costs; and discount rates. Cash flows for the periods included in the projections were translated into the functional currency using the Group’s estimate of future exchange rates. Future selling prices and operating costs have been estimated in line with the policy in note 1(i). Management believes that, currently, there are no reasonably possible changes in any of the key assumptions, that would lead to the recoverable amount being below the carrying amount, except for the long term aluminium price.

The long term aluminium price used in the terminal year of the fair value calculations include a component to reflect the impact of carbon pricing. The Group’s price without this carbon element is within the range of market consensus of US$2,014 to US$2,578 per tonne, with an average of US$2,347 per tonne, in real terms. The carbon element within the long term price used in the fair value calculations is based on a price per tonne of carbon dioxide (‘CO2’) emissions. The price is also comparable to the range published by market commentators of between US$10 and US$35 per tonne of carbon dioxide emissions in real terms. The relationship between the price per tonne of carbon dioxide emissions and the price per tonne of aluminium is dependent on how many tonnes of carbon dioxide are used per tonne of aluminium produced by marginal cost smelters. Industry data show that emissions for all producers range from about two tonnes to in excess of 15 tonnes of CO2 per tonne of aluminium produced, depending on the primary energy source used to generate the consumed electric power. The weighted industry average for all producers is approximately 8-10 tonnes of CO2 per tonne of aluminium. The assumptions used in the Group’s long term aluminium price used in the terminal year imply a carbon emission intensity for the marginal producers above the weighted industry average but below the top end of the industry range.

Based on the assessment of fair value less costs to sell, the recoverable amount exceeds the carrying value by approximately 21 per cent. The calculation is highly sensitive to changes in the long term aluminium price, and an eight per cent decrease in the long term aluminium price, in isolation, would lead to the fair value less costs to sell of Aluminium being equal to its carrying amount. However, management believe that a decrease in the long term aluminium price would have an associated beneficial impact on input costs which would, to a certain extent, offset the impact of the change in the long term aluminium price. In addition, the assumed relationship between the long term aluminium price and the Australian and Canadian currencies provides further natural protection in the long term (see also note 33 — Financial risk management).

Australian Iron Ore

The recoverable amount of the goodwill relating to Australian Iron Ore has been assessed by reference to fair value less costs to sell. Valuations are based on cash flow projections that incorporate best estimates of selling prices, ore grades, production rates, future sustaining capital expenditure and production costs over the life of each mine. In line with normal practice in the mining industry, the cash flow projections are based on long term mine plans covering the expected life of each operation. Therefore, the projections generally cover periods well in excess of five years.

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

Goodwill relating to Australian Iron Ore has been reviewed applying a discount rate of 6.8 per cent to the post-tax cash flows expressed in real terms. If assessed based on pre-tax cash flows expressed in real terms, the equivalent pre-tax discount rate would be around 9.5 per cent.

There are no reasonably possible changes in key assumptions, which would cause the goodwill allocated to Australian Iron Ore to be impaired.

Other

The recoverability of the remaining goodwill, which is included within Other in the table above, has been assessed by reference to fair value, using assumptions consistent with those described above. The recoverable amounts were determined to be in excess of carrying value, and there are no reasonably possible changes in key assumptions that would cause the remaining goodwill to be impaired by a significant amount.

     Notes to the 2009 Financial statements
12 Intangible assets

		Trademarks,	Contract
	Exploration	patented and	based	Other
	and	non patented	intangible	intangible
	evaluation (a)	technology	assets (b)	assets	Total
Year ended 31 December 2009	US$m	US$m	US$m	US$m	US$m

Net book value
At 1 January 2009	133	444	5,208	500	6,285
Adjustment on currency translation	10	6	2	71	89
Expenditure during the year	2	—	—	53	55
Amortisation for the year	—	(25)	(188)	(174)	(387)
Impairment charges	—	(23)	(156)	—	(179)
Subsidiaries now equity accounted	—	—	—	(2)	(2)
Subsidiaries no longer consolidated	—	(113)	(54)	—	(167)
Disposals, transfers and other movements	—	—	(10)	46	36

At 31 December 2009	145	289	4,802	494	5,730

- cost	145	398	5,445	1,062	7,050
- accumulated amortisation	—	(109)	(643)	(568)	(1,320)

		Trademarks,	Contract
	Exploration	patented and	based	Other
	and	non patented	intangible	intangible
	evaluation (a)	technology	assets (b)	assets	Total
Year ended 31 December 2008	US$m	US$m	US$m	US$m	US$m

Net book value
At 1 January 2008	152	568	5,500	584	6,804
Adjustment on currency translation	(10)	(9)	(6)	(69)	(94)
Expenditure during the year	—	—	—	105	105
Amortisation for the year	—	(44)	(230)	(155)	(429)
Impairment charges	—	(57)	(69)	(3)	(129)
Disposals, transfers and other movements	(9)	(14)	13	38	28

At 31 December 2008	133	444	5,208	500	6,285

- cost	133	565	5,532	829	7,059
- accumulated amortisation	—	(121)	(324)	(329)	(774)

At 1 January 2008

- cost	152	576	5,529	820	7,077
- accumulated amortisation	—	(8)	(29)	(236)	(273)

(a)	Exploration and evaluation: useful life not determined until transferred to property, plant & equipment.

(b)	The Group benefits from certain intangible assets acquired with Alcan including power supply contracts, customer contracts and water rights.

The water rights are expected to contribute to the efficiency and cost effectiveness of operations for the foreseeable future: accordingly, these rights are considered to have indefinite lives and are not subject to amortisation. These water rights constitute the majority of the amounts in the column of the above table entitled ‘Contract based intangible assets’.

Intangible assets with indefinite lives were provisionally valued at acquisition based on the advice of expert valuation consultants and, subsequently this valuation was finalised in 2008. The carrying values are reviewed for impairment annually or at any time an indicator of impairment is considered to exist. They are reviewed for impairment as part of the cash generating units to which they relate. The water rights have been allocated to cash generating units within Aluminium.

In 2009, the recoverable amount of these cash generating units was determined based on fair value less costs to sell, using a methodology and assumptions consistent with those described in note 1(i) and note 11. No impairment of these indefinite-lived intangible assets was recognised during 2009, as the fair value less costs to sell of the related cash generating units was in excess of their carrying amounts.

In 2008, the recoverable amount of these cash generating units was determined based on value in use, using a methodology and assumptions consistent with those described in note 1(i). No impairment of these indefinite-lived intangible assets was recognised during 2008, as the value in use of the related cash generating units was in excess of their carrying amounts.

(c)	There are no intangible assets either pledged as security or held under restriction of title.
     Exploration and evaluation expenditure
     The charge for the year and the net amount of intangible assets capitalised during the year are as follows:

	2009	2008	2007
	US$m	US$m	US$m
Net proceeds/(expenditure) in the year (net of proceeds of US$932 million (2008: US$673 million; 2007: US$171 million) on disposal of undeveloped projects)	486	(440)	(576)
Changes in accruals (including impairment of undeveloped projects of nil (2008: US$156 million; 2007: nil) and non cash proceeds on disposal of undeveloped projects)	(104)	(205)	61
Amount capitalised during the year	(2)	—	194

Net credit/(charge) for the year	380	(645)	(321)

Reconciliation to income statement
Exploration and evaluation costs	(514)	(1,134)	(574)
Profit on disposal of interests in undeveloped projects	894	489	253

Net credit/(charge) for the year	380	(645)	(321)

         Notes to the 2009 Financial statements
13     Property, plant and equipment

	Mining	Land	Plant	Capital
	properties	and	and	works in
	and leases (a)	buildings (b)	equipment	progress	Total
Year ended 31 December 2009	US$m	US$m	US$m	US$m	US$m

Net book value
At 1 January 2009	6,118	5,706	22,112	7,817	41,753
Adjustment on currency translation	1,130	349	2,890	1,257	5,626
Capitalisation of additional closure costs (note 27)	268	—	—	—	268
Interest capitalised (c) (note 7)	8	—	9	181	198
Additions	242	115	1,346	3,108	4,811
Depreciation for the year (a)	(412)	(364)	(2,264)	—	(3,040)
Impairment charges, net of reversals	(170)	(308)	(473)	(321)	(1,272)
Disposals	4	(16)	(49)	(21)	(82)
Subsidiaries now equity accounted	(250)	(156)	(476)	(349)	(1,231)
Subsidiaries no longer consolidated	(319)	(184)	(503)	(6)	(1,012)
Transfers and other movements (d)	119	816	3,003	(4,154)	(216)

At 31 December 2009	6,738	5,958	25,595	7,512	45,803

- cost	11,028	8,973	41,990	8,154	70,145
- accumulated depreciation	(4,290)	(3,015)	(16,395)	(642)	(24,342)

Fixed assets held under finance leases (e)	—	21	67	—	88
Other fixed assets pledged as security (f)	6	15	1,703	27	1,751

	Mining	Land	Plant	Capital
	properties	and	and	works in
	and leases (a)	buildings (b)	equipment	progress	Total
Year ended 31 December 2008	US$m	US$m	US$m	US$m	US$m

Net book value
At 1 January 2008	7,131	5,384	23,955	5,498	41,968
Adjustment on currency translation	(1,075)	(374)	(2,787)	(1,050)	(5,286)
Capitalisation of additional closure costs (note 27)	380	—	—	13	393
Interest capitalized (c) (note 7)	13	—	—	190	203
Additions	234	296	1,861	6,581	8,972
Depreciation for the year (a)	(517)	(336)	(2,178)	(15)	(3,046)
Impairment charges, net of reversals	(99)	(219)	(792)	(112)	(1,222)
Disposals	—	(16)	(64)	(15)	(95)
Subsidiaries no longer consolidated	(48)	(4)	(56)	(6)	(114)
Transfers and other movements (d)	99	975	2,173	(3,267)	(20)

At 31 December 2008	6,118	5,706	22,112	7,817	41,753

- cost	9,496	7,894	35,140	8,091	60,621
- accumulated depreciation	(3,378)	(2,188)	(13,028)	(274)	(18,868)

At 1 January 2008
- cost	10,911	7,347	36,265	5,858	60,381
- accumulated depreciation	(3,780)	(1,963)	(12,310)	(360)	(18,413)

Fixed assets held under finance leases (e)	—	21	19	—	40
Other fixed assets pledged as security (f)	20	—	1,400	7	1,427

(a)	Mining properties include deferred stripping costs of US$900 million (2008: US$820 million). Amortisation of deferred stripping costs of US$3 million (2008: US$35 million; 2007: US$34 million) is included within ‘Depreciation for the year’. There was also US$59 million (2008 and 2007: nil) impairment of deferred stripping costs charged to the income statement.

(b)	At 31 December 2009, the net balance sheet amount for land and buildings includes freehold US$5,834 million (2008: US$5,557 million); long leasehold US$83 million (2008: US$76 million); and short leasehold US$41 million (2008: US$73 million).

(c)	Interest is capitalised at a rate based on the Group’s cost of borrowing or at the rate on project specific debt, where applicable. The Group’s average borrowing rate used for capitalisation of interest is 4.2 per cent (2008: 3.9 per cent, 2007: 5.0 per cent).

(d)	‘Transfers and other movements’ includes reclassifications between categories.

(e)	The finance leases under which these assets are held are disclosed in note 23.

(f)	Excludes assets held under finance leases. Fixed assets pledged as security represent amounts pledged as collateral against US$224 million (2008: US$234 million) of loans, which are included in note 22.
14     Investments in equity accounted units

	2009	2008
Summary balance sheet (Rio Tinto share)	US$m	US$m

Rio Tinto’s share of assets
Non current assets	9,707	7,733
Current assets	2,329	1,921

	12,036	9,654

Rio Tinto’s share of liabilities
Current liabilities	(1,089)	(1,551)
Non current liabilities	(4,212)	(3,050)

	(5,301)	(4,601)

Rio Tinto’s share of net assets (a)	6,735	5,053

(a)	Further details of investments in jointly controlled entities and associates are set out in notes 38 and 39.

At 31 December 2009, the quoted value of the Group’s share in associates having shares listed on recognised stock exchanges was US$1,230 million (2008: US$149 million).

Investments in equity accounted units at 31 December 2009 include goodwill of US$1,782 million (2008: US$1,582 million).

     Notes to the 2009 Financial statements
15 Net debt of equity accounted units (excluding amounts due to Rio Tinto)

		Rio Tinto		Rio Tinto
	Group	share of	Group	share of
	interest	net debt	interest	net debt
	2009	2009	2008	2008
	%	US$m	%	US$m

Jointly controlled entities
Minera Escondida Limitada	30.0	226	30.0	427
Sohar Aluminium Company LLC	20.0	343	20.0	336
Queensland Alumina Limited (QAL)	80.0	18	80.0	(13)
Halco Mining Inc.	45.0	37	45.0	28
Alcan Ningxia Aluminium Company Limited	—	—	50.0	45
Richards Bay Minerals (d)	37.0	199	—	—

Associates
Tisand (Pty) Limited (d)	—	—	50.0	50
Ivanhoe Mines Ltd	19.7	(58)	9.9	(10)
Port Waratah Coal Services	27.6	225	27.6	184
Mineração Rio do Norte S.A.	12.0	36	12.0	29
Cloud Peak Energy Resources LLC	48.3	170	—	—
Other equity accounted units	—	(99)	—	(83)

		1,097		993

(a)	In accordance with IAS 28 and IAS 31, the Group includes its net investment in equity accounted units in its consolidated statement of financial position. This investment is net of the Group’s share of the net debt of such units, which is set out above. Further details of investments in jointly controlled entities and associates are set out in notes 38 and 39.

(b)	Some of the debt of equity accounted units is subject to financial and general covenants.

(c)	None of the debt shown above is with recourse to Rio Tinto at 31 December 2009 (2008: US$292 million).

(d)	On 9 December, an agreement was signed with a Broad-Based Black Economic Empowerment (BBBEE) Consortium transferring 26 per cent of the Group’s interest in Richards Bay Minerals (RBM) to a group comprising local communities, investors and RBM employees. At the same time, the Group’s interest in RBM was restructured such that the 2009 net debt balance relates to the restructured holding in RBM which includes Tisand (Pty) Limited. The 2008 balance relates only to Tisand (Pty) Limited.
16 Inventories

	2009	2008
	US$m	US$m

Raw materials and purchased components	1,120	1,100
Consumable stores	1,278	1,108
Work in progress	1,410	1,800
Finished goods and goods for resale	1,365	1,765

	5,173	5,773

Comprising:
Expected to be used within one year	4,889	5,607
Expected to be used after more than one year	284	166

	5,173	5,773

Inventory write downs amounting to US$99 million (2008: US$280 million; 2007: US$4 million) were recognised during the year.
17 Trade and other receivables

	Non current	Current	Non current	Current
	2009	2009	2008	2008
	US$m	US$m	US$m	US$m

Trade receivables	14	3,442	—	3,792
Provision for doubtful debts	—	(62)	—	(71)

Trade receivables — net	14	3,380	—	3,721
Amounts due from equity accounted units	320	197	—	253
Other receivables	247	641	166	962
Pension surpluses (note 50)	15	2	137	23
Prepayment of tolling charges to jointly controlled entities (a)	424	—	435	—
Other prepayments	355	227	373	442

	1,375	4,447	1,111	5,401

(a)	Rio Tinto Aluminium has made certain prepayments to jointly controlled entities for toll processing of bauxite and alumina. These prepayments will be charged to Group operating costs as processing takes place.

There is no material element of trade and other receivables that is interest bearing.

Due to their short term maturities, the fair value of trade and other receivables approximates their carrying value.

At 31 December 2009, trade and other receivables of US$62 million (2008: US$71 million) were impaired. The majority of these receivables were more than 90 days overdue.

     Notes to the 2009 Financial statements
17 Trade and other receivables continued
As of 31 December 2009, trade and other receivables of US$454 million (2008: US$427 million) were past due but not impaired. The ageing of these receivables is as follows:

	2009	2008
	US$m	US$m

less than 30 days overdue	262	242
between 30 and 60 days overdue	93	101
between 60 and 90 days overdue	18	40
more than 90 days overdue	81	44

	454	427

     These relate to a number of customers for whom there is no recent history of default or other indicators of impairment.
With respect to trade and other receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.
The provision for doubtful trade receivables decreased by US$9 million in 2009 (2008: US$1 million increase), of which US$12 million was from net reversals of provisions credited within other external costs and US$3 million other movements mainly from currency translation.
18 Deferred taxation

	2009	2008
	US$m	US$m

At 1 January	2,687	4,327
Adjustment on currency translation	297	(287)
Credited to the income statement	(517)	(974)
Credited to Statement of comprehensive income (a)	(319)	(205)
Subsidiaries no longer consolidated	(82)	—
Subsidiaries now equity accounted	(14)	—
Transfer from asset held for sale	(190)	—
Other movements (b)	211	(174)

At 31 December	2,073	2,687

Comprising:

- deferred tax liabilities (c)	4,304	4,054
- deferred tax assets (c)	(2,231)	(1,367)

Deferred tax balances for which there is a right of offset within the same jurisdiction are presented net on the face of the balance sheet as permitted by IAS 12. The closing deferred tax liabilities and assets, prior to this offsetting of balances, are shown below.

	UK	Australian	Other countries’	Total	Total
	tax	tax	tax	2009	2008
	US$m	US$m	US$m	US$m	US$m

Deferred tax liabilities arising from:
Accelerated capital allowances	94	1,750	4,138	5,982	6,468
Post retirement benefits	—	—	—	—	29
Unremitted earnings	—	—	616	616	340
Unrealised exchange losses	—	47	37	84	493
Other temporary differences	1	347	246	594	161

	95	2,144	5,037	7,276	7,491

Deferred tax assets arising from:
Capital allowances	—	(48)	(15)	(63)	(202)
Provisions	(71)	(737)	(1,100)	(1,908)	(1,468)
Post retirement benefits	(167)	(30)	(1,359)	(1,556)	(1,129)
Tax losses	(303)	(132)	(851)	(1,286)	(899)
Unrealised exchange losses	—	(149)	—	(149)	(1,076)
Other temporary differences	(11)	(95)	(135)	(241)	(30)

	(552)	(1,191)	(3,460)	(5,203)	(4,804)

(Credited)/charged to the income statement
(Decelerated)/accelerated capital allowances	(11)	177	(554)	(388)	(132)
Provisions	(32)	(231)	35	(228)	203
Post retirement benefits	11	8	(13)	6	100
Tax losses	15	(119)	(344)	(448)	20
Tax on unremitted earnings	—	4	(22)	(18)	22
Unrealised exchange losses	—	577	41	618	(1,039)
Other temporary differences	17	(25)	(51)	(59)	(148)

	—	391	(908)	(517)	(974)

     Notes to the 2009 Financial statements
18 Deferred taxation continued

(a)	The amounts credited directly to the Statement of comprehensive income relate to tax relief on share options, provisions for tax on exchange differences on intragroup loans qualifying for reporting as part of the net investment in subsidiaries, on cash flow hedges and on actuarial gains and losses on pension schemes and post retirement healthcare plans.

(b)	‘Other movements’ include deferred tax relating to tax payable recognised by subsidiary holding companies on the profits of the equity accounted units to which it relates, as well as the movements in the estimated tax accrual relating to the divestment of the Alcan Packaging businesses.

(c)	The deferred tax liability of US$4,304 million (2008: US$4,054 million) includes US$4,091 million (2008: US$3,866 million) due in more than one year. The deferred tax asset of US$2,231 million (2008: US$1,367 million) includes US$2,109 million (2008: US$594 million) receivable in more than one year.

(d)	US$1,426 million (2008: US$1,311 million) of potential deferred tax assets have not been recognised as assets in these accounts. There is a time limit for the recovery of US$20 million of these potential assets (2008: US$32 million). US$620 million (2008: US$1,067 million) of the potential assets relates to realised or unrealised capital losses, recovery of which depends on the existence of capital gains in future years. US$503 million (2008: US$543 million) of the potential assets relates to trading losses in France, which were acquired as part of the Alcan acquisition.

(e)	Deferred tax is not recognised on the unremitted earnings of subsidiaries and jointly controlled entities where the Group is able to control the timing of the remittance and it is probable that there will be no remittance in the foreseeable future. If these earnings were remitted, tax of US$888 million (2008: US$1,130 million) would be payable. The reduction from prior year is due to the introduction of an exemption from taxation for foreign dividends in the UK in 2009.

(f)	There is a limited time period for the recovery of US$401 million (2008:US$187 million) of tax losses which have been recognised as deferred tax assets in the financial statements.
19 Assets held for sale
At 31 December 2009 and 2008, assets and liabilities held for sale mainly comprise Alcan’s Packaging group (‘Packaging’). In the announcement of Rio Tinto’s offer for Alcan on 12 July 2007, it was stated that Rio Tinto and Alcan had agreed to divest Packaging. As Packaging was acquired with a view to resale, its results are excluded from the Group’s income from continuing operations.
An impairment of US$318 million (31 December 2008: US$960 million) relating to the Packaging business has been recognised during the year ended 31 December 2009, and is included in ‘Loss after tax from discontinued operations’. ‘Loss after tax from discontinued operations’ of US$449 million (31 December 2008: US$827 million) also includes a US$131 million tax charge (31 December 2008: US$133 million tax benefit) relating to an increase in the Group’s estimate of the tax to be paid on sale of the Packaging business.
Alcan Packaging’s fair value less costs to sell represents the Group’s best estimate of the expected proceeds to be realised from the sale of Packaging, less an estimate of remaining costs to sell. This estimate is based on proceeds from the sale of the global pharmaceuticals, global tobacco, food Europe and food Asia divisions to Amcor, which was completed on 1 February 2010; proceeds from the sale of the Food Americas division to Bemis, which was completed on 1 March 2010; and an estimate of fair value less costs to sell for Packaging’s remaining businesses, assessed in line with the policy in note 1(i).
Packaging’s impairment reduced the ‘Assets held for sale’ line of the Group’s statement of financial position.
Refer to note 48 for information on asset sales announced after year end.
20 Other financial assets

	Non current	Current	Non current	Current
	2009	2009	2008	2008
	US$m	US$m	US$m	US$m

Currency and commodity contracts: designated as hedges	—	8	38	60
Derivatives and embedded derivatives not related to net debt: not designated as hedges (a)	65	226	—	87
Equity shares and quoted funds	439	219	150	111
Other investments, including loans	337	168	478	2
Other liquid resources (non cash equivalent)	—	73	—	4

	841	694	666	264

(a)	Derivatives and embedded derivatives not designated as hedges include amounts of US$65 million (2008: US$21 million) which mature beyond one year.

Detailed information relating to other financial assets is given in note 34.
21 Cash and cash equivalents

	2009	2008
	US$m	US$m

Cash at bank and in hand	831	629
Short term bank deposits	3,402	552

	4,233	1,181

Bank overdrafts repayable on demand (unsecured)	(91)	(147)

Balance per Group cash flow statement	4,142	1,034

Cash and cash equivalents include US$16 million (2008: US$97 million) for which there are restrictions on remittances.

     Notes to the 2009 Financial statements
22 Borrowings

		Non-current	Current	Non-current	Current
		2009	2009	2008	2008
Borrowings at 31 December	Note	US$m	US$m	US$m	US$m

Syndicated bank loans (a)		8,480	—	19,050	8,846
Other bank loans		—	—	—	582
Commercial paper		—	—	—	90
Other loans
Finance leases	23	104	19	61	28
Rio Tinto Finance (USA) Limited Bonds 7.125% 2013		100	—	100	—
Rio Tinto Finance (USA) Limited Bonds 5.875% 2013 (c)		2,622	—	2,664	—
Rio Tinto Finance (USA) Limited Bonds 6.5% 2018 (c)		1,878	—	1,953	—
Rio Tinto Finance (USA) Limited Bonds 7.125% 2028 (c)		871	—	912	—
Rio Tinto Finance (USA) Limited Bonds 8.900% 2014		1,967	—	—	—
Rio Tinto Finance (USA) Limited Bonds 9.250% 2019		1,449	—	—	—
Colowyo Coal Company L.P. Bonds 9.56% 2011		23	—	23	9
Colowyo Coal Company L.P. Bonds 10.19% 2016		69	5	100	—
Alcan Inc. Debentures 6.45% due 2011		406	—	410	—
Alcan Inc. Global Notes 4.875% due 2012		494	—	497	—
Alcan Inc. Global Notes 4.50% due 2013		486	—	481	—
Alcan Inc. Global Notes 5.20% due 2014		495	—	493	—
Alcan Inc. Global Notes 5.00% due 2015		485	—	496	—
Alcan Inc. Debentures 7.25% due 2028		109	—	109	—
Alcan Inc. Debentures 7.25% due 2031		437	—	439	—
Alcan Inc. Global Notes 6.125% due 2033		737	—	737	—
Alcan Inc. Global Notes 5.75% due 2035		281	—	281	—
European Medium Term Notes (b)		—	322	295	—
Other secured loans		325	63	310	10
Other unsecured loans		337	347	313	322

Total borrowings		22,155	756	29,724	9,887

(a)	In support of its acquisition of Alcan Inc. in 2007, the Group arranged for US$40 billion in term loans and revolving credit facilities, which were fully underwritten and subsequently syndicated (the ‘Syndicated bank loans’). The Syndicated bank loans were divided into four facilities, as follows:

		Facility A	Facility B	Facility C	Facility D
Facility amount (US$ billions)		15	10	5	10
Type		Term Loan	Revolving	Revolving	Term Loan
Due		October 2009	October 2010	October 2012	December 2012
Repayment		Bullet	Bullet	Bullet	Bullet

Outstanding balance (US$ billions)	Total
At 31 December 2009	8.5	—	—	—	8.5
At 31 December 2008	28.0	8.9	9.1	—	10.0

Undrawn facilities (US$ billions)
At 31 December 2009		—	2.1	5.0	—
At 31 December 2008		—	0.9	5.0	—

The amounts outstanding under these facilities are shown net of the unamortised costs of obtaining the facilities. In addition to the syndicated bank loan facilities shown above, there are US$2.3 billion of unused committed bilateral banking facilities of which US$1.0 billion matures December 2011 and US$1.3 billion matures December 2012.

Facilities A and B were subject to mandatory prepayment and cancellation to the extent of the net proceeds from disposals of assets and from the raising of funds through equity or capital markets, subject to specific thresholds and conditions. All of Facilities A and B have been repaid from the proceeds of the rights issues and disposal proceeds in 2009. The mandatory prepayments also reduced the available limit on Facility B to US$2.1 billion at 31 December 2009. Refer to note 48 for partial repayment of Facility D and cancellation of Facility B subsequent to year end.

The main financial covenant to which the Group is subject is the covenant contained in the Alcan facilities which requires it to maintain a ratio of net borrowings to EBITDA of no greater than 4.5 times. A compliance certificate must be produced for this ratio on a semi annual basis. In addition, the Facility Agreement contains restrictions on the Group, including that it be required to observe certain customary covenants including but not limited to (i) maintenance of authorisations; (ii) compliance with laws; (iii) change of business; (iv) negative pledge (subject to certain carve outs); (v) environmental laws and licences; and (vi) subsidiaries incurring financial indebtedness. At 31 December 2009, the Group is in compliance with the covenants contained in the Alcan facilities.

(b)	Rio Tinto has a US$10 billion (2008: US$10 billion) European Medium Term Note (EMTN) programme for the issuance of debt, of which approximately US$0.3 billion was outstanding at 31 December 2009 (2008: US$0.3 billion). The Group’s EMTNs are swapped to US dollars. The fair value of currency swap liabilities at 31 December 2009 was US$68 million (2008: US$99 million). These are included in ‘other financial liabilities’ in the statement of financial position. Details of the major currency swaps are shown in note 34-B(d).

(c)	As at 31 December 2009, US$5 billion of the fixed rate borrowings shown were swapped to floating rates (2008: none). The fair value of interest rate swap liabilities at 31 December 2009 was US$97 million (2008: nil). These are included in ‘other financial liabilities’ in the statement of financial position. Details of the major interest rate swaps are shown in note 34 - B (d). In December 2008, the Group unwound interest rate swaps with a principal of US$5.9 billion to take advantage of market conditions. US$5.0 billion of this amount was designated as a fair value hedge. As a consequence, the fair value adjustments which had been made to the hedged debt are being amortised to the income statement over the remaining life of the debt. At 31 December 2009, the carrying value of the debt was US$506 million (2008: US$565 million) higher than the principal as a result of the unamortised fair value adjustment.

(d)	The Group’s borrowings of US$22.9 billion (2008: US$39.6 billion) include some US$4.6 billion (2008: US$4.6 billion) which relates to borrowings of subsidiaries that are without recourse to the Group, some of which are subject to various financial and general covenants with which the respective borrowers were in compliance as at 31 December 2009.

     Notes to the 2009 Financial statements
23 Capitalised finance leases

	2009	2008
	US$m	US$m

Present value of minimum lease payments
Total minimum lease payments	131	97
Effect of discounting	(8)	(8)

	123	89

Payments under capitalised finance leases
Due within one year	19	28
Between 1 and 3 years	40	11
Between 3 and 5 years	29	10
More than 5 years	35	40

	123	89

24 Consolidated net debt

	2009	2008
	US$m	US$m

Analysis of changes in consolidated net debt
At 1 January	(38,672)	(45,191)
Adjustment on currency translation	(2,265)	1,296
Exchange gains/(losses) taken to the income statement (a)	2,222	(1,701)
Gains on derivatives related to net debt	20	105
Cash movements excluding exchange movements	19,909	6,864
Other movements	(75)	(45)

At 31 December	(18,861)	(38,672)

Reconciliation to statement of financial position categories
Borrowings (note 22)	(22,911)	(39,611)
Bank overdrafts repayable on demand (note 21)	(91)	(147)
Cash and cash equivalents (note 21)	4,233	1,181
Other liquid resources (note 20)	73	4
Derivatives related to net debt (note 34)	(165)	(99)

	(18,861)	(38,672)

	2009	2008
	US$m	US$m

Exchange gains/(losses) on US dollar net debt and intragroup balances excluded from Underlying earnings
Exchange gains/(losses) on US dollar net debt	2,211	(1,675)
Exchange (losses)/gains on intragroup balances	(1,912)	1,523
Exchange gains/(losses) on loans from equity accounted units	36	(36)
Exchange gain on settlement of dividend	30	12

Credited/charged to income statement	365	(176)

(a)	Exchange gains/(losses) taken to the income statement include amounts taken to Underlying earnings.

Further information relating to the currency and interest rate exposures arising from net debt and related derivatives is given in note 34-B(d) on Financial Instruments.
25 Trade and other payables

	Non current	Current	Non current	Current
	2009	2009	2008	2008
	US$m	US$m	US$m	US$m

Trade creditors	—	1,959	—	2,875
Amounts owed to equity accounted units	197	205	11	269
Other creditors (a)	128	512	243	641
Employee entitlements	—	856	—	770
Royalties and mining taxes	—	325	—	471
Accruals and deferred income	125	1,865	79	2,130
Government grants deferred	141	37	119	41

	591	5,759	452	7,197

(a)	‘Other creditors’ include deferred consideration of US$119 million (2008: US$318 million) relating to certain assets acquired. The deferred consideration is included at its net present value. The amortisation of the discount applied in establishing the net present value is treated as a finance cost. All other accounts payable and accruals are non interest bearing.

Due to their short term maturities, the fair value of trade and other payables approximates their carrying value.
26 Other financial liabilities

	Non current	Current	Non current	Current
	2009	2009	2008	2008
	US$m	US$m	US$m	US$m

Forward commodity contracts: designated as hedges	371	128	173	84
Derivatives related to net debt	97	68	95	4
Other derivatives and embedded derivatives: not designated as hedges	133	167	—	355
Other financial liabilities	—	49	—	37

	601	412	268	480

     Detailed information relating to other financial liabilities is given in note 34.

     Notes to the 2009 Financial statements
27 Provisions (not including taxation)

			Close down
	Pensions		and
	and post	Other	restoration/
	retirement	employee	environmental		Total	Total
	healthcare(a)	entitlements(b)	(c),(d),(e)	Other(f)	2009	2008
	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January	3,713	523	6,011	686	10,933	11,101
Adjustment on currency translation	123	103	638	49	913	(959)
Amounts capitalised	—	—	268	—	268	393
Subsidiaries no longer consolidated	—	(1)	(94)	(12)	(107)	(42)
Subsidiaries now equity accounted	(16)	—	(260)	(1)	(277)	—
Charged/(credited) to profit:
- new provisions	—	23	1	38	62	53
- increases to existing provisions	326	356	57	30	769	629
- unused amounts reversed	—	(23)	(26)	(33)	(82)	(144)
- exchange losses/(gains) on provisions	—	5	169	7	181	(273)
Amortisation of discount	—	1	244	10	255	297
Utilised in year	(470)	(155)	(123)	(85)	(833)	(912)
Actuarial losses recognised in equity	693	—	—	—	693	809
Transfer from asset held for sale	774	—	—	—	774	—
Transfers and other movements	7	(37)	31	144	145	(19)

At 31 December	5,150	795	6,916	833	13,694	10,933

Balance sheet analysis:
Current	157	465	211	349	1,182	826
Non-current	4,993	330	6,705	484	12,512	10,107

Total	5,150	795	6,916	833	13,694	10,933

(a)	The main assumptions used to determine the provision for pensions and post retirement healthcare, and other information, including the expected level of future funding payments in respect of those arrangements, are given in note 50.

(b)	The provision for other employee entitlements includes a provision for long service leave of US$205 million (2008: US$142 million), based on the relevant entitlements in certain Group operations. It also includes the provisions relating to the Group’s cash-settled share based payment plans of US$111 million (2008: US$43 million), which are described in note 49. Furthermore, this includes US$229 million (2008: US$118 million) of provision for redundancy and severance payments.

(c)	The Group’s policy on close down and restoration costs is described in note 1(k). Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the relevant operation. Remaining lives of mines and infrastructure range from one to over 50 years with an average, weighted by closure provision, of around 23 years (2008: 18 years). Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques. Provisions of US$6,916 million (2008: US$6,011 million) for close down and restoration costs and environmental clean up obligations, include estimates of the effect of future inflation and have been adjusted to reflect risk. These estimates have been discounted to their present value at an average rate of approximately four per cent per annum, being an estimate of the long term, risk free, pre-tax cost of borrowing. Excluding the effects of future inflation, and before discounting, this provision is equivalent to some US$10.1 billion (2008: US$8.2 billion).

(d)	Some US$505 million (2008: US$495 million) of environmental clean up expenditure is expected to take place within the next five years. The remainder includes amounts for the operation and maintenance of remediation facilities in later years. The provision for environmental clean up expenditure includes the issue described in (e) below.

(e)	In 1995, Kennecott Utah Copper (‘KUC’) agreed with the US Environmental Protection Agency (‘EPA’) and the State of Utah to complete certain source control projects and perform specific environmental studies regarding contamination of ground water in the vicinity of the Bingham Canyon mine. A remedial investigation and feasibility study on the South Zone ground water contamination, completed in March 1998, identified a range of alternative measures to address this issue. Additional studies were conducted to refine the workable alternatives. A remedial design document was completed in 2002. A joint proposal and related agreements with the State of Utah Natural Resource Damage Trustee, the State of Utah and the Jordan Valley Water Conservancy District were approved in 2004. KUC entered into a formal agreement with the EPA in 2007 on the remedial action. In September 2008, the EPA withdrew its proposal to list the Kennecott South Zone Site on the Superfund National Priorities List. This action recognises that soil clean up work is complete and that groundwater cleanup is adequately initiated and financial assurance is in place to assure completion of the work.

(f)	Other provisions deal with a variety of issues and include US$101 million (2008: US$103 million) relating to the Rio Tinto Alcan Foundation commitment in Canada made at the time of the Alcan acquisition. This involves payments of C$200 million over a five year period.

     Notes to the 2009 Financial statements
28 Share capital — Rio Tinto plc

	2009 Number	2008 Number	2007 Number	2009	2008	2007
	(million)	(million)	(million)	US$m	US$m	US$m

Issued and fully paid up share capital
At 1 January	1,004.10	1,071.80	1,071.49	160	172	172
Ordinary shares issued (a), (c)	524.90	0.18	0.31	86	—	—
Own shares purchased and cancelled (b)	—	(67.88)	—	—	(12)	—

At 31 December	1,529.00	1,004.10	1,071.80	246	160	172

- Special Voting Share of 10p (d)	1 only	1 only	1 only
- DLC Dividend Share of 10p (d)	1 only	1 only	1 only
- shares repurchased and held in treasury (b)	5.03	5.91	74.55
- shares held by public	1,523.97	998.19	997.25

Shares held by public

At 1 January	998.19	997.25	1,023.67
Ordinary shares issued (a)	524.90	0.18	0.31
Shares reissued from treasury (b)	0.88	0.76	0.97
Shares repurchased and held in treasury	—	—	(27.70)

At 31 December	1,523.97	998.19	997.25

Unissued share capital
Ordinary shares of 10p each	171.00	417.13	349.43	27	63	51
Equalisation Share of 10p (d)	1 only	1 only	1 only	—	—	—

Total authorised share capital	1,700.00	1,421.23	1,421.23	273	223	223

(a)	524,460,478 Ordinary shares were issued in July 2009 as a result of the Rio Tinto plc rights issue. Further details on the rights issues are provided in note 46. 440,018 Ordinary shares were issued, and 874,925 Ordinary shares reissued from treasury during the year resulting from the exercise of options under Rio Tinto plc employee share based payment plans with exercise prices between £7.98p and £29.38p per share (2008: 183,714 shares issued, and 763,919 shares reissued from treasury with exercise prices between £8.09p and £35.57p per share; 2007: 1,280,893 shares issued with exercise prices between £8.09p and £27.99p per share).

(b)	The authority for the Company to buy back its Ordinary shares was renewed at the 2008 annual general meeting. No shares were bought back and held in treasury during 2009 (2008: nil; 2007: 27,700,000 shares at an average buy back price of £30.05p per share).

During 2008, as part of the Group’s internal capital management programme, Rio Tinto undertook a series of transactions, whereby 67,880,000 shares held by Rio Tinto plc in treasury were sold to Rio Tinto Limited at market value, before being immediately repurchased by Rio Tinto plc for a nominal amount, pursuant to the share purchase approval granted by Rio Tinto plc shareholders at the 2008 Rio Tinto plc annual general meeting. The shares were then cancelled upon their repurchase by Rio Tinto plc.

(c)	The aggregate gross consideration received for new shares issued arising from the right issue during 2009 was US$12.0 billion (2008 and 2007: nil). The difference between the nominal value and issue price of the shares issued was credited to merger reserve and expenses associated with the rights issue were charged against the share premium account.

The aggregate consideration received for treasury shares reissued was US$3 million (2008: US$25 million; 2007: US$24 million) and US$32 million (2008:US$6 million; 2007: US$13 million) for new shares issued resulting from the exercise of options under Rio Tinto plc employee share based payment plans.

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

During 2009, US$17 million of shares were purchased by the Employee Share Ownership Trust on behalf of Rio Tinto plc to satisfy future share options and awards as they vest (2008 and 2007: nil).

Information relating to share options and other share based incentive schemes is given in note 49 on share based payments.
29 Share capital — Rio Tinto Limited

	2009 Number	2008 Number	2007 Number	2009	2008	2007
	(million)	(million)	(million)	US$m	US$m	US$m

Issued and fully paid up share capital
At 1 January	285.75	285.75	285.75	961	1,219	1,099
Adjustment on currency translation	—	—	—	710	(258)	120
Ordinary shares issued (a)	150.01	—	—	3,253	—	—

At 31 December	435.76	285.75	285.75	4,924	961	1,219

- Share capital held by Rio Tinto plc	171.07	171.07	171.07
- Special Voting Share of 10p (b)	1 only	1 only	1 only
- DLC Dividend Share of 10p (b)	1 only	1 only	1 only

Total share capital (b)	606.83	456.82	456.82

(a)	150,015,297 Ordinary shares were issued during 2009 as a result of the Rio Tinto Limited rights issue. The aggregate gross consideration received for new shares issued during 2009 was US$3.2 billion. Further details on the rights issue are provided in note 46.

(b)	The ‘Special Voting Share’ was issued to facilitate the joint voting by shareholders of Rio Tinto Limited and Rio Tinto plc on Joint Decisions following the DLC merger. Directors have the ability to issue an Equalisation Share if that is required under the terms of the DLC Merger Sharing Agreement.The ‘DLC Dividend Share’ was issued to facilitate the efficient management of funds within the DLC structure.

(c)	The authority for the Company to buy back shares was renewed at the 2008 annual general meeting. No shares were bought back during 2009 (2008 and 2007 nil).

(d)	Share options exercised during the year to 31 December 2009 under various Rio Tinto Limited employee share option schemes were satisfied by the on-market purchase of Rio Tinto Limited shares by a third party on the Group’s behalf.

(e)	Information relating to share options and other share based incentive schemes is given in note 49 on share based payments.

     Notes to the 2009 Financial statements
30 Other reserves and retained earnings

	2009	2008	2007
	US$m	US$m	US$m

Capital redemption reserve (a)
At 1 January	12	—	—
Own shares purchased and cancelled	—	12	—

At 31 December	12	12	—

Hedging reserves (b)
At 1 January	14	(174)	(133)
Parent and subsidiaries’ net cash flow hedge fair value (losses)/gains	(206)	28	(197)
Equity accounted units’ cash flow hedge fair value (losses)/gains	(7)	3	(4)
Parent and subsidiaries’ net cash flow hedge losses transferred to the income statement	16	245	89
Equity accounted units’ cash flow hedge losses transferred to the income statement	7	—	—
Cash flow hedge gains reclassified on disposal	(4)	—	—
Tax on the above	52	(88)	71

At 31 December	(128)	14	(174)

Available for sale revaluation reserves (c)
At 1 January	(107)	57	31
Gains/(losses) on available for sale securities	357	(173)	49
Gains on available for sale securities transferred to the income statement	(3)	(1)	(16)
Tax on the above	—	10	(7)

At 31 December	247	(107)	57

Other reserves (d)
At 1 January	(169)	19	8
Own shares purchased from Rio Tinto Limited shareholders to satisfy share options	(35)	(128)	(64)
Employee share options: value of services	30	27	20
Merger reserve arising from Rio Tinto plc’s rights issue (d)	11,936	—	—
Deferred tax on share options	14	(87)	55

At 31 December	11,776	(169)	19

Foreign currency translation reserve (e)
At 1 January	(2,072)	2,514	735
Parent and subsidiaries currency translation adjustments	3,745	(4,168)	1,795
Equity accounted units currency translation adjustments	456	(300)	1
Exchange losses	(13)	(215)	(30)
Currency translation reclassified on disposal	(13)	(2)	—
Tax on exchange adjustments	—	99	13

At 31 December	2,103	(2,072)	2,514

Total other reserves per statement of financial position	14,010	(2,322)	2,416

	2009	2008	2007
	US$m	US$m	US$m

Retained earnings (f)
At 1 January	17,134	19,033	14,401
Parent and subsidiaries’ profit for the year	4,497	3,879	7,058
Equity accounted units’ retained profit/(loss) for the year	375	(203)	254
Actuarial losses/(gains) (g)	(973)	(1,299)	135
Tax relating to components of other comprehensive income	269	365	21

Total comprehensive income for the year	4,168	2,742	7,468
Dividends paid	(876)	(1,933)	(1,507)
Own shares purchased and cancelled	—	(2,767)	—
Own shares purchased from Rio Tinto shareholders under capital management programme	—	—	(1,372)
Own shares purchased from Rio Tinto plc shareholders to satisfy share options	(17)	—	—
Ordinary shares held in treasury, reissued to satisfy share options	3	25	24
Employee share options and other IFRS 2 charges taken to the income statement (h)	65	34	19

At 31 December	20,477	17,134	19,033

(a)	The capital redemption reserve was set up to comply with section 170 of the Companies Act 1985, when shares of a company are redeemed or purchased wholly out of the company’s profits. The amount at 31 December 2009 reflects the amount by which the Company’s issued share capital is diminished in accordance with section 733 of the Companies Act 2006.

(b)	The hedging reserve records gains or losses on cash flow hedges that are recognised initially in equity, as described in note 1(p.iii).

(c)	The available for sale revaluation reserves record fair value gains or losses relating to available for sale securities, as described in note 1(p.i).

(d)	Other reserves record the cumulative amount recognised under IFRS 2 in respect of options granted but not exercised to acquire shares in Rio Tinto Limited, less, where applicable, the cost of shares purchased to satisfy share options exercised. The cumulative amount recognised under IFRS 2 in respect of options granted but not exercised to acquire shares in Rio Tinto plc is recorded in retained earnings.

Other reserves includes US$11,936 million which represents the difference between the nominal value and issue price of the shares issued arising from Rio Tinto plc’s rights issue. No share premium was recorded in the Rio Tinto plc financial statements through the operation of the merger relief provisions of the Companies Act 1985.

(e)	Exchange differences arising on the translation of the Group’s net investment in foreign controlled companies are taken to the foreign currency translation reserve, as described in note 1(d). The cumulative differences relating to an investment are transferred to the income statement when the investment is disposed of.

(f)	Retained profit and movements in reserves of subsidiaries include those arising from the Group’s share of proportionally consolidated units.

(g)	This includes actuarial losses relating to equity accounted units of US$126 million (2008: US$5 million; 2007: US$4 million).

(h)	Includes IFRS 2 charges arising from a Broad Based Black Economic Empowerment (BBBEE) transaction. The discount to fair value arising from this transaction is treated as a share based payment in accordance with IFRIC 8 Scope of IFRS 2 (Share based Payments) and AC 503 Accounting for BEE Transactions.

     Notes to the 2009 Financial statements
31 Operating segments

	2009	2008	2007
Sales revenue (a)	US$m	US$m	US$m

Iron Ore	12,598	16,527	9,193
Aluminium	12,038	18,297	6,200
Copper	6,206	5,748	8,163
Energy	6,709	8,018	4,650
Diamonds & Minerals	2,618	3,820	3,773
Other Operations	4,743	7,378	1,598

Reportable segments total	44,912	59,788	33,577
Inter-segment transactions	(876)	(1,723)	(59)

Gross sales revenue	44,036	58,065	33,518
Less share of equity accounted units sales revenue	(2,211)	(3,801)	(3,818)

Consolidated sales revenue	41,825	54,264	29,700

Underlying earnings (b)
Iron Ore	4,126	6,017	2,664
Aluminium	(578)	1,271	1,051
Copper	1,866	1,597	3,373
Energy	1,420	2,581	498
Diamonds & Minerals	800	474	475
Other Operations	(188)	(133)	167

Reportable segments total	7,446	11,807	8,228
Inter-segment transactions	(28)	25	—
Other items	(547)	(366)	(540)
Exploration and evaluation not attributed to product groups	5	(133)	20
Net interest	(578)	(1,030)	(265)

Underlying earnings	6,298	10,303	7,443
Items excluded from Underlying earnings (note 2)	(1,426)	(6,627)	(131)

Net earnings per income statement	4,872	3,676	7,312

Depreciation and amortisation (c)
Iron Ore	763	705	567
Aluminium	1,551	1,543	564
Copper	541	442	437
Energy	395	415	359
Diamonds & Minerals	290	361	361
Other Operations	216	332	80

Reportable segments total	3,756	3,798	2,368
Other items	111	91	57
Less: depreciation and amortisation of equity accounted units	(440)	(414)	(310)

Depreciation and amortisation per note 3	3,427	3,475	2,115

Tax charge (d)

Iron Ore	1,868	2,869	1,202
Aluminium	(565)	875	(73)
Copper	582	261	845
Energy	646	1,016	214
Diamonds & Minerals	37	287	179
Other Operations	(55)	(68)	36

Reportable segments total	2,513	5,240	2,403
Other items	(270)	(99)	(157)
Exploration and evaluation not attributed to product groups	(30)	(31)	35
Net interest	(228)	(380)	(131)

	1,985	4,730	2,150
Tax charge excluded from Underlying earnings (note 2)	91	(988)	(60)

Tax charge per income statement	2,076	3,742	2,090

Additions to non-current assets (other than financial instruments and deferred tax assets)

Iron Ore	2,034	3,494
Aluminium	1,487	2,206
Copper	828	836
Energy	718	1,206
Diamonds & Minerals	478	1,379
Other Operations	227	470

Reportable segments total	5,772	9,591
Other items	81	179
Reconciling items (e)	(497)	(1,282)

Purchase of property, plant & equipment and intangible assets per note 51	5,356	8,488

Proceeds of disposal of property, plant and equity and intangible assets	32	90
Funding of equity accounted units for major capital expenditure	—	(4)

Purchase of property, plant & equipment and intangible assets per statement of cash flow	5,388	8,574

     Notes to the 2009 Financial statements
31 Operating segments continued

	At 31	At 31
	December	December
	2009	2008
Operating assets (f)	US$m	US$m

Iron Ore	11,263	7,632
Aluminium	35,992	34,735
Copper	5,028	4,223
Energy	2,538	2,665
Diamonds & Minerals	4,612	4,287
Other Operations	1,756	3,375

Reportable segments total	61,189	56,917
Net assets held for sale	3,462	3,204
Other items	(1,959)	(811)

	62,692	59,310

Reconciling items:
Liabilities of disposal groups held for sale	1,320	2,121
Trade and other payables	6,350	7,649
Tax payable	1,628	1,892
Deferred tax liabilities	4,304	4,054
Other financial liabilities (excluding derivatives related to net debt)	848	649
Provisions	13,694	10,933
Cash and cash equivalents	4,233	1,181
Other liquid resources	73	4
Outside interests	2,094	1,823

	34,544	30,306

Total assets	97,236	89,616

Refer to notes below.
Rio Tinto’s management structure is based on the principal product groups shown above together with the global functions that support the business. The chief executive of each product group reports to the Chief executive of Rio Tinto. The Chief executive of Rio Tinto monitors the performance of each product group based on a number of measures including capital expenditure and operating cash flows, with Underlying earnings being the key financial performance indicator. Interest costs and net debt are managed on a group basis.
Generally, business units are allocated to product groups based on their primary product. The Energy product group includes both coal and uranium businesses. The Diamonds & Minerals product group includes businesses with products such as borates, talc and titanium dioxide feedstock together with diamonds operations. The Copper group includes certain gold operations in addition to copper. The Aluminium group excludes Alcan Engineered Products which is included in ‘Other Operations’ and Alcan Packaging which is included in ‘Assets held for sale’.
The segments differ from those reported under IAS 14 in 2008 because of changes in the Group’s organisational structure. The Diamonds & Minerals product group has been reinstated alongside the Iron Ore, Copper, Aluminium and Energy product groups. Alcan Engineered Products was reclassified from ‘Aluminium’ to ‘Other Operations’ during the year. Information for 2008 has been reclassified accordingly.
The Financial information by business unit provided on page A-78 of these financial statements provide additional voluntary disclosure which the Group considers is useful to the users of the financial statements.
a) Gross sales revenue
Product group gross sales revenue includes 100 per cent of subsidiaries’ sales revenue and the Group’s share of the sales revenue of equity accounted units.
Inter-segment transactions relate to sales between Aluminium and Alcan Engineered Products which is included in Other Operations.
b) Underlying earnings
As discussed in note 2, ‘Underlying earnings’ is an alternative measure of earnings which provides a greater understanding of the underlying business performance of the Group’s operations. The measure of Underlying earnings is used by the Chief executive of Rio Tinto to assess the performance of the product groups.
Product group earnings include earnings of subsidiaries stated before finance items but after the amortisation of discount. Earnings attributable to equity accounted units include interest charges and amortisation of discount except that, from 2009 onwards, RBM earnings are before charging interest on third party debt.
Rio Tinto’s share of the Underlying earnings of equity accounted units amount to US$864 million in 2009 (2008: US$1,047 million; 2007: US$1,619 million). This amount is attributable as follows: US$750 million profit to the Copper group and US$114 million profit to other product groups (2008: US$852 million profit is attributable to the Copper product group and US$195 million profit to other product groups; 2007: US$1,573 million profit to the Copper group and US$46 million profit to other product groups). These amounts are included in Underlying earnings of the relevant product groups. These amounts include the Underlying earnings of the Group’s tolling entities which process bauxite and alumina. These entities recharge the majority of their costs and would generally have minimal earnings.
The Diamonds & Minerals Underlying earnings in 2009 includes a US$797 million profit after tax in relation to the divestment of undeveloped potash assets in Argentina and Canada. In 2008, the Energy group Underlying earnings include a US$483 million profit after tax in relation to the divestment of the undeveloped Kintyre uranium project in Western Australia. In 2007 Underlying earnings includes US$253 million of profit on disposal of undeveloped properties.

     Notes to the 2009 Financial statements
31 Operating segments continued
c) Depreciation and amortisation
Product group totals of depreciation include 100 per cent of subsidiaries’ depreciation and amortisation and include Rio Tinto’s share of the depreciation and amortisation of equity accounted units. The Rio Tinto’s share of the depreciation and amortisation charge of equity accounted units is deducted to arrive at depreciation and amortisation excluding equity accounted units as shown in note 3. These figures exclude impairment charges, which are excluded from Underlying earnings.
d) Tax charge
This relates to the tax charges on the product group’s Underlying earnings. The reconciling item is the tax on amounts that are excluded in arriving at Underlying earnings. Within product groups, tax of subsidiaries is stated before tax on finance items but after tax on the amortisation of the discount related to provisions. The tax charge excludes tax on the earnings of equity accounted units of US$491 million (2008: US$596 million; 2007: US$917 million) of which US$498 million (2008: US$515 million; 2007: US$877 million) related to the Copper product group.
e) Additions to non current assets (other than financial instruments and deferred tax assets)
This represents the total cost incurred during the year to acquire non current assets (other than financial instruments and deferred tax assets), measured on an accruals basis in accordance with IFRS 8.
The reconciling items to arrive at capital expenditure shown in note 51 are shown below:

	Year ended	Year ended
	31 December	31 December
	2009	2008
	US$m	US$m

Capitalised interest costs	(198)	(203)
Capitalised closure costs and other provisions	(268)	(393)
Movement in payables for capital expenditure	595	(503)
Goodwill cash additions	—	(8)
Additions to investments in equity accounted units	(412)	(29)
Increase in non current inventories	(109)	(10)
Increase in non current prepayments	—	(50)
Finance leases taken out	(73)	—
Proceeds of disposal of property, plant and equity and intangible assets	(32)	(90)
Funding of equity accounted units for major capital expenditure	—	4

Total	(497)	(1,282)

f) Operating assets
Product group totals of operating assets comprise net assets excluding post retirement assets and liabilities, net of tax, and are before deducting net debt. Operating assets are less outside shareholders’ interests, which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies’ debt). For equity accounted units, Rio Tinto’s net investment excluding post retirement assets and liabilities (net of tax), is shown. Other items relate to assets held by entities not considered as reportable segments.
In 2009, Rio Tinto’s investment in equity accounted units of US$6,735 million is attributable as follows: US$3,489 million to the Aluminium product group, US$2,777 million to the Copper product group and US$469 million to other product groups (31 December 2008: US$5,053 million of which US$3,294 million is attributable to the Aluminium product group, US$1,597 million is attributable to the Copper product group, and US$162 million to other product groups).
32 Operating segments — additional information

	2009	2008	2007	2009	2008	2007
Gross sales revenue by destination (a)%		%	%	US$m	US$m	US$m

China	24.3	18.8	18.2	10,691	10,934	6,115
North America (b)	23.1	22.4	22.6	10,190	12,984	7,582
Other Europe (excluding United Kingdom)	14.4	20.7	17.9	6,337	12,015	6,012
Japan	13.5	15.2	16.8	5,921	8,825	5,633
Other Asia	13.2	11.1	12.0	5,822	6,453	4,011
Australia	3.1	3.0	5.2	1,373	1,737	1,742
United Kingdom	2.6	3.6	1.9	1,161	2,112	629
Other	5.8	5.2	5.4	2,541	3,005	1,794

Gross sales revenue	100.0	100.0	100.0	44,036	58,065	33,518
Share of equity accounted units sales and intra-subsidiary/equity accounted units sales				(2,211)	(3,801)	(3,818)

Consolidated sales revenue				41,825	54,264	29,700

(a)	Sales by geographical destination are based on the ultimate country of destination of the product if known. If the eventual destination of the product sold through traders is not known, then revenue is allocated to the location of the product at the time when the risks and rewards of ownership are passed. Rio Tinto is domiciled in both the United Kingdom and Australia.

(b)	The United States of America and Canada have been combined to form the ‘North America’ geographical segment, having regard to the similarity of economic and political conditions in these countries.
Gross sales revenue by product
Gross sales revenues of the Group are derived from the following products sold to external customers:

	2009	2008	2007
	US$m	US$m	US$m

Iron Ore	12,096	15,975	8,799
Aluminium	11,126	16,542	7,309
Coal	5,683	7,011	3,832
Copper	4,775	4,495	6,158
Industrial Minerals	2,677	3,388	3,011
Gold	972	379	922
Diamonds	450	840	1,020
Other	6,257	9,435	2,467

Gross sales revenue	44,036	58,065	33,518
Share of equity accounted units sales and intra-subsidiary/equity accounted units sales	(2,211)	(3,801)	(3,818)

Consolidated sales revenue	41,825	54,264	29,700

     Notes to the 2009 Financial statements
32	Operating segments — additional information continued

Non current assets other than financial instruments and deferred tax assets

The total of non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets and assets held for sale by location is shown below. This is allocated based on the location of the business units holding the assets.

	2009	2008
	US$m	US$m

Non current assets other than financial instruments and deferred tax assets (a)
Australia	31,543	24,080
United Kingdom	928	1,034
North America (b)	29,486	32,197
France	2,298	2,507
Europe (excluding France)	2,041	2,813
South America	2,419	1,882
Africa	1,665	1,731
Indonesia	587	555
Other countries	1,212	961

	72,179	67,760

Non-current assets excluded from analysis above:
Deferred tax assets	2,231	1,367
Tax recoverable	85	220
Derivative assets	841	666
Loans to equity accounted units (c)	1,593	862
Accounts receivable	593	306

Total non-current assets per statement of financial position	77,522	71,181

(a)	Includes investments in equity accounted units totalling US$5,312 million (2008: US$4,455 million) which represents the Group’s share of net assets excluding quasi equity loans shown separately within ‘Loans to equity accounted units’ above.

(b)	The United States of America and Canada have been combined to form the ‘North America’ geographical segment, having regard to the similarity of economic and political conditions in these countries.

(c)	Loans to equity accounted units comprise quasi equity loans of US$1,423 million (2008: US$598million) included in ‘Investments in equity accounted units’ on the face of the statement of financial position and non-quasi equity loans of US$170 million (2008: US$264 million) shown separately.

Notes to the 2009 Financial statements
33	Financial risk management
The Group’s policies with regard to financial risk management are clearly defined and consistently applied. They are a fundamental part of the Group’s long term strategy covering areas such as foreign exchange risk, interest rate risk, commodity price risk, credit risk, liquidity risk and capital management.

Generally, the Group only sells commodities it has produced but also enters into third party direct transactions and physical swaps on Alumina to balance the regional positions and to balance the loading on production facilities. In the long term, natural hedges operate in a number of ways to help protect and stabilise earnings and cash flow.

The Group has a diverse portfolio of commodities and markets, which have varying responses to the economic cycle. The relationship between commodity prices and the currencies of most of the countries in which the Group operates provides further natural protection in the long term. Production of minerals is an important contributor to the Gross Domestic Products of Australia and Canada, countries in which the Group has a large presence. As a consequence, the Australian and Canadian currencies have historically tended to strengthen when commodity prices are high. In addition, the Group’s policy of borrowing primarily at floating US dollar interest rates helps to counteract the effect of economic and commodity price cycles. These natural hedges significantly reduce the necessity for using derivatives or other forms of synthetic hedging. Such hedging is therefore undertaken to a strictly limited degree, as described below.

Treasury operates as a service to the business of the Rio Tinto Group and not as a profit centre. Strict limits on the size and type of transaction permitted are laid down by the Rio Tinto board and are subject to rigorous internal controls. Senior management is advised of corporate debt and currency, commodity and interest rate derivatives through a monthly reporting framework.

Rio Tinto does not acquire or issue derivative financial instruments for trading or speculative purposes; nor does it believe that it has material exposure to such trading or speculative holdings through its investments in joint ventures and associates. Derivatives are used to separate funding and cash management decisions from currency exposure and interest rate management. The Group uses interest rate and cross currency interest rate swaps in conjunction with longer term funds raised in the capital markets to achieve a predominantly floating rate obligation which is consistent with the Group’s interest and exchange rate policies, ie. primarily US dollar LIBOR. However, the group reserves the right to realise swap positions to take advantage of favourable market conditions and to manage counterparty credit risk. No material exposure is considered to exist by virtue of the possible non performance of the counterparties to financial instruments held by the Group.

Derivative contracts are carried at fair value based on published quotations for the period for which a liquid active market exists. Beyond this period, Rio Tinto’s own assumptions are used.

(i) Foreign exchange risk

Rio Tinto’s shareholders’ equity, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s sales and the countries in which it operates. The US dollar, however, is the currency in which the great majority of the Group’s sales are denominated. Operating costs are influenced by the currencies of those countries where the Group’s mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian and Canadian dollars and the Euro are the most important currencies (apart from the US dollar) influencing costs. In any particular year, currency fluctuations may have a significant impact on Rio Tinto’s financial results. A strengthening of the US dollar against the currencies in which the Group’s costs are partly determined has a positive effect on Rio Tinto’s Underlying earnings.

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

As noted above, Rio Tinto hedges interest rate and currency risk on most of its foreign currency borrowings by entering into cross currency interest rate swaps, and/or interest rate swaps when required. These have the economic effect of converting fixed rate foreign currency borrowings to floating rate US dollar borrowings. See section B (d) of note 34 — Financial instruments for the details of currency and interest rate contracts relating to borrowings.

After taking into account relevant swap instruments, almost all of the Group’s net debt is either denominated in US dollars or in the functional currency of the entity holding the debt. The table below summarises the net debt by currency.

	2009	2008
Net (debt)/funds by currency	US$m	US$m

United States dollar	(18,466)	(38,111)
Australian dollar	(232)	(351)
South African rand	60	52
UK sterling	(35)	(34)
Euro	(140)	(77)
Canadian dollar	(137)	(122)
Other	89	(29)

Total	(18,861)	(38,672)

Notes to the 2009 Financial statements

33	Financial risk management continued

Currency hedging

Under normal market conditions, the Group does not generally believe that active currency hedging of transactions would provide long term benefits to shareholders. The Group reviews on a regular basis its exposure and reserves the right to enter into hedges to maintain financial stability. Currency protection measures may be deemed appropriate in specific commercial circumstances and are subject to strict limits laid down by the Rio Tinto board, typically hedging of capital expenditures and other significant financial items such as tax and dividends. There is a legacy of currency forward contracts used to hedge operating cash flow exposures which was acquired with the North companies. Refer to section B ((a) to (d)) of note 34 - Financial instruments for the currency forward and option contracts used to manage the currency risk exposures of the Group at 31 December 2009.

Foreign exchange sensitivity: Risks associated with exposure to financial instruments

The sensitivities below give the estimated effect of a ten per cent strengthening in the full year closing US dollar exchange rate on the value of financial instruments. The impact is expressed in terms of the effect on net earnings, Underlying earnings and equity, assuming that each exchange rate moves in isolation. The sensitivities are based on financial assets and liabilities held at 31 December 2009, where balances are not denominated in the functional currency of the subsidiary and exclude financial assets and liabilities held by equity accounted units (see note b below). They also exclude exchange movements on local currency deferred tax balances and provisions. These balances will not remain constant throughout 2010, and therefore these numbers should be used with care.

At 31 December 2009

Gains/(losses) associated with 10% strengthening of the US dollar

			Of which
			amount
	Closing	Effect on	impacting
	exchange	net	Underlying	Impact directly
	rate	earnings	earnings	on equity
Currency Exposure	US cents	US$m	US$m	US$m

Australian dollar (a)	89	178	66	(1)
Canadian dollar	95	5	61	—
South African rand	14	13	2	(42)
Euro	144	252	13	—
New Zealand dollar	73	2	—	—

At 31 December 2008

Gains/(losses) associated with 10% strengthening of the US dollar

			Of which
			amount
	Closing	Effect on	impacting
	exchange	net	Underlying	Impact directly
	rate	earnings	earnings	on equity
Currency Exposure	US cents	US$m	US$m	US$m

Australian dollar (a)	69	(27)	63	3
Canadian dollar	82	53	99	—
South African rand	11	13	19	—
Euro	141	239	18	—
New Zealand dollar	58	21	2	—

(a)	The sensitivities show the net sensitivity of US$ exposures in A$ functional currency companies, for example, and A$ exposures in US$ functional currency companies.

(b)	The sensitivities presented are on financial assets and liabilities of subsidiaries and proportionally consolidated entities, and do not include non-financial instruments such as provisions or post retirement benefits, or sensitivities arising from financial assets and liabilities within equity accounted units. The impact of reflecting these items primarily impacts the Canadian dollar sensitivity, with a US$69 million reduction in net earnings (2008: US$9 million reduction), a US$67 million reduction in Underlying earnings (2008: US$21 million reduction), and a US$114 million increase recorded directly in equity (2008: US$56 million increase).

(c)	Rio Tinto Alcan Inc., which has a US functional currency for accounting purposes, has a significant amount of US dollar denominated external and intragroup debt held in Canada and is taxed on a Canadian currency basis. The above sensitivities as at 31 December 2009 for a 10 per cent strengthening of the US dollar do not include any tax benefit related to this debt because the capital losses generated would not be recognised. If the US dollar weakened below 97 Canadian cents then tax charges would begin to be recognised at 15 per cent.
Similarly at 31 December 2008, the above sensitivities for a 10 per cent strengthening of the US dollar did not include any tax benefit related to this debt because the capital losses generated would not have been recognised. If the US dollar had weakened below 97 Canadian cents then tax charges would have begun to be recognised at 15 per cent.

(ii) Interest rate risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Rio Tinto’s interest rate management policy is generally to borrow and invest at floating interest rates. This approach is based on historical correlation between interest rates and commodity prices. In some circumstances, an element of fixed rate funding may be considered appropriate. As noted above, Rio Tinto hedges interest rate and currency risk on most of its foreign currency borrowings by entering into cross currency interest rate swaps in order to convert fixed rate foreign currency borrowings to floating rate US dollar borrowings. The market value of these interest rate and cross currency interest rate swaps moves in alignment with the market and at times can act as alternative sources of funding. The Group reviews the positions on a regular basis and may act to either monetise in-the-money value or achieve lower costs of funding. See section B (d) of note 34 — Financial instruments for the details of currency and interest rate contracts relating to borrowings. At the end of 2009, US$8.3 billion (2008: US$10.6 billion) of the Group’s debt was at fixed rates after taking into account interest rate swaps and finance leases, making the fixed to floating debt ratio 36 per cent fixed to 64 per cent floating.

A monthly Treasury report is provided to senior management which summarises corporate debt exposed to currency risks and, where applicable, the offsetting derivatives. See section B (d) of note 34 - Financial instruments for the details of currency and interest rate contracts relating to borrowings. See note 22 — Borrowings for the details of debt outstanding at 31 December 2009.

Based on the Group’s net debt and other floating rate financial instruments outstanding as at 31 December 2009, the effect on net earnings of a half percentage point increase in US dollar LIBOR interest rates, with all other variables held constant, would be a reduction of US$37 million (2008: US$100 million). These balances will not remain constant throughout 2010, however, and therefore these numbers should be used with care.

Notes to the 2009 Financial statements

33	Financial risk management continued

(iii) Commodity price risk

The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits laid down by the Rio Tinto board and to rigid internal controls. Rio Tinto’s exposure to commodity prices is diversified by virtue of its broad commodity base and the Group does not generally believe commodity price hedging would provide long term benefit to shareholders. The Group may hedge certain commitments with some of its customers or suppliers. Details of commodity derivatives held at 31 December 2009 are set out in note 34 — B a) to c) Financial instruments.

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

At the end of 2009, the Group had 267 million pounds of copper sales (2008: 183 million pounds) that were provisionally priced at US 335 cents per pound (2008: US 133 cents per pound). The final price of these sales will be determined during the first half of 2010. A ten per cent change in the price of copper realised on the provisionally priced sales would increase or reduce net earnings by US$55 million (2008: US$15 million).

Approximately 27 per cent of Rio Tinto’s 2009 Underlying earnings from operating businesses came from products whose prices were terminal market related and the remainder came from products priced by direct negotiation.

Commodity price sensitivity: Risks associated with derivatives

The table below summarises the impact of changes in the market price on the following commodity derivatives including those aluminium forward and option contracts embedded in electricity purchase contracts outstanding at 31 December 2009, but excluding the impact of commodity and embedded derivatives held by equity accounted units (see note a). The impact is expressed in terms of the resulting change in the Group’s net earnings for the year or, where applicable, the change in equity. The sensitivities are based on the assumption that the market price increases by ten per cent with all other variables held constant. The Group’s ‘own use contracts’ are excluded from the sensitivity analysis below as they are outside the scope of IAS 39. Such contracts to buy or sell non financial items can be net settled but were entered into and continue to be held for the purpose of the receipt or delivery of the non financial item in accordance with the business unit’s expected purchase, sale or usage requirements.

These sensitivities should be used with care. The relationship between currencies and commodity prices is a complex one; changes in exchange rates can influence commodity prices and vice versa.

At 31 December 2009

Gains/(losses) associated with 10% increase from year end price

	Effect on	Effect directly on equity
	net earnings	attributable to Rio Tinto
Products	US$m	US$m

Copper	(1)	(18)
Aluminium	(19)	(24)
Oil	3	—

Total	(17)	(42)

At 31 December 2008

Gains/(losses) associated with 10% increase from year end price

	Effect on	Effect directly on equity
	net earnings	attributable to Rio Tinto
Products	US$m	US$m

Copper	—	(13)
Coal	—	(8)
Aluminium	21	(16)

Total	21	(37)

(a)	The sensitivities presented do not include those arising from balances within equity accounted units. The impact of reflecting equity accounted units primarily relates to the aluminium sensitivity, with a US$55 million reduction in net earnings (2008:US$83 million reduction).

Notes to the 2009 Financial statements

33	Financial risk management continued

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

Credit risks related to receivables

Customer credit risk is managed by each business unit subject to Rio Tinto’s established policy, procedures and controls relating to customer credit risk management. Credit limits are established for all customers based on internal or external rating criteria. Where customers are rated by an independent credit rating agency, these ratings are used to set credit limits. In circumstances where no independent credit rating exists, the credit quality of the customer is assessed based on an extensive credit rating scorecard. Outstanding customer receivables are regularly monitored and any credit concerns highlighted to senior management. High risk shipments to major customers are generally covered by letters of credit or other forms of credit insurance.

At 31 December 2009, the Group had approximately 70 customers (2008: 86 customers) that owed the Group more than US$5 million each and these balances accounted for approximately 52 per cent (2008: 75 per cent) of all receivables owing. There were 17 customers (2008: 21 customers) with balances greater than US$20 million accounting for just over 30 per cent (2008: 49 per cent) of total amounts receivable.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets mentioned on page A-55. The Group does not hold collateral as security for any trade receivables.

Credit risk related to financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by Group Treasury in accordance with a Board approved policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Rio Tinto Board on an annual basis, and may be updated throughout the year subject to approval of the Rio Tinto Finance Committee. The limits are set to minimise the concentration of risks and therefore mitigate the potential for financial loss through counterparty failure.

No material exposure is considered to exist by virtue of the possible non performance of the counterparties to financial instruments.

(v) Liquidity and Capital risk management

The Group’s total capital is defined as Rio Tinto’s shareholders’ funds plus funds attributable to outside equity shareholders plus net debt, and amounted to US$65 billion at 31 December 2009 (2008: US$61 billion).

The Group’s over-riding objectives when managing capital are to safeguard the business as a going concern; to maximise returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure in order to provide a high degree of financial flexibility at the lowest cost of capital.

The unified credit status of the Group is maintained through cross guarantees whereby contractual obligations of Rio Tinto plc and Rio Tinto Limited are automatically guaranteed by the other. Following the successful US$15.2 billion rights issues in July 2009, Moody’s and Standard & Poor’s (‘S&P’) improved the Groups credit rating. S&P upgraded the long term rating to BBB+ from BBB and its short term credit ratings to A-2 from A-3, the outlook improved from negative to stable. Moody’s affirmed the long term rating of Baa1 and short-term corporate credit rating of P-2 also with a stable outlook.

Credit ratings are not a recommendation to purchase, hold or sell securities, and are subject to revision or withdrawal at any time by the rating organization.

In 2007, Rio Tinto acquired Alcan which was financed using a US$40 billion syndicated bank facility. As at 31 December 2009, there was US$8.5 billion drawn on this facility compared to US$28 billion at 31 December 2008. The facility had two term facilities (Facilities A and D) of which Facility A was fully repaid in 2009 and US$8.5 billion remained on Facility D at 31 December 2009. Revolving Facility B had an initial capacity of US$10 billion. As at 31 December 2009, only US$2.1 billion of the facility remained available to draw upon. The maturity date for Facility B is October 2010. Revolving Facility C is for an amount of up to US$5 billion, all of which is undrawn. The maturity date for Facility C is October 2012. The maturity date for Facility D is December 2012. Advances under each Facility generally bear interest at rates per annum equal to the margin for that Facility plus LIBOR and any mandatory costs. Refer to note 48 — Events after the statement of financial position date for the partial repayment of Facility D and cancellation of Facility B post year end.

The Group’s back-up facilities consist of revolving tranches of the syndicated bank facility and a series of standby bi-lateral bank facilites. These standby bi-lateral bank facilities contain no financial covenants and are not affected to any material extent by a change in the Groups credit rating. The syndicated bank facility contains a financial covenant requiring the maintenance of a ratio of no greater than 4.5 times of net borrowings to EBITDA. At 31 December 2009, the Group has available committed financing of US$5.0 billion under Alcan Facility C, US$2.1 billion under Facility B and US$2.3 billion unused committed bilateral banking facilities. Refer to note 22 — Borrowings for further details. Refer to note 48 — Events after the statement of financial position date for the partial repayment of Facility D and cancellation of Facility B post year end.

The Group’s net debt as a percentage of total capital was 29 per cent at 31 December 2009 (2008: 63 per cent).

Notes to the 2009 Financial statements

33	Financial risk management continued

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the statement of financial position date to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances will not necessarily agree with the amounts disclosed in the statement of financial position.

At 31 December 2009

	Trade	Borrowings	Expected	Derivatives	Other	Total
	and other	before	future interest	related to	financial	financial
	payables	swaps	payments (a)	net debt	liabilities	liabilities
	US$m	US$m	US$m	US$m	US$m	US$m

Financial liabilities
Within 1 year, or on demand	(4,416)	(878)	(942)	(52)	(365)	(6,653)
Between 1 and 2 years	—	(463)	(884)	—	(203)	(1,550)
Between 2 and 3 years	—	(9,087)	(910)	2	(204)	(10,199)
Between 3 and 4 years	—	(3,269)	(840)	—	(177)	(4,286)
Between 4 and 5 years	—	(2,767)	(591)	—	(58)	(3,416)
After 5 years	—	(6,725)	(3,857)	(162)	(54)	(10,798)

	(4,416)	(23,189)	(8,024)	(212)	(1,061)	(36,902)

At 31 December 2008

	Trade	Borrowings	Expected	Derivatives	Other	Total
	and other	before	future interest	related to	financial	financial
	payables	swaps	payments (a)	net debt	liabilities	liabilities
	US$m	US$m	US$m	US$m	US$m	US$m

Financial liabilities
Within 1 year, or on demand	(5,478)	(10,079)	(1,375)	—	(414)	(17,346)
Between 1 and 2 years	—	(9,485)	(1,139)	(85)	(129)	(10,838)
Between 2 and 3 years	—	(417)	(914)	—	(130)	(1,461)
Between 3 and 4 years	—	(10,525)	(744)	—	(113)	(11,382)
Between 4 and 5 years	—	(3,112)	(486)	—	(106)	(3,704)
After 5 years	—	(5,760)	(3,366)	—	(123)	(9,249)

	(5,478)	(39,378)	(8,024)	(85)	(1,015)	(53,980)

(a)	Interest payments have been projected using interest rates applicable at 31 December, including the impact of interest rate swap agreements, where appropriate. Much of the debt is subject to variable interest rates. Future interest payments are therefore subject to change in line with market rates.

34	Financial instruments

Except where stated, the information given below relates to the financial instruments of the parent companies and their subsidiaries and proportionally consolidated units, and excludes those of equity accounted units. The information is grouped in the following sections:

A — Financial assets and liabilities by categories

B — Derivative financial instruments

C — Fair values

(A) Financial assets and liabilities by categories

At 31 December 2009

					Other
			Available		financial
		Loans and	for sale	Held at	assets and
	Total	receivables	securities	fair value	liabilities
	US$m	US$m	US$m	US$m	US$m

Financial Assets
Cash and cash equivalents (note 21)	4,233	4,233	—	—	—
Trade and other receivables (note 17)(a)	4,739	4,739	—	—	—
Equity shares and quoted funds (note 20)	658	—	658	—	—
Other investments, including loans (note 20)	505	270	77	158	—
Other liquid resources (note 20)	73	—	—	—	73
Currency and commodity contracts not designated as hedges (note 20)	8	—	—	8	—
Derivatives and embedded derivatives not related to net debt: not designated as hedges (note 20)	291	—	—	291	—
Loans to equity accounted units including quasi equity loans	1,761	1,761	—	—	—

Total financial assets	12,268	11,003	735	457	73

Financial liabilities
Trade and other payables (note 25)(b)	(4,416)	—	—	—	(4,416)
Short term borrowings and bank overdrafts (notes 21 and 22)	(847)	—	—	—	(847)
Medium and long term borrowings (note 22)	(22,155)	—	—	—	(22,155)
Deferred consideration (note 25)(a)	(119)	—	—	—	(119)
Forward commodity contracts: designated as hedges (note 26)	(499)	—	—	(499)	—
Derivatives related to net debt (note 26)	(165)	—	—	(165)	—
Other derivatives and embedded derivatives not designated as hedges (note 26)	(300)	—	—	(300)	—
Other financial liabilities (note 26)	(49)	—	—	—	(49)

Total financial liabilities	(28,550)	—	—	(964)	(27,586)

Notes to the 2009 Financial statements

34	Financial instruments continued

At 31 December 2008

					Other
			Available		financial
		Loans and	for sale	Held at	assets and
	Total	receivables	securities	fair value	liabilities
	US$m	US$m	US$m	US$m	US$m

Financial Assets
Cash and cash equivalents (note 21)	1,181	1,181	—	—	—
Trade and other receivables (note 17)(a)	5,054	5,054	—	—	—
Equity shares and quoted funds (note 20)	261	—	261	—	—
Other investments, including loans (note 20)	480	480	—	—	—
Other liquid resources (note 20)	4	—	—	—	4
Currency and commodity contracts: designated as hedges (note 20)	98	—	—	—	98
Derivatives and embedded derivatives not related to net debt: not designated as hedges (note 20)	87	—	—	87	—
Loans to equity accounted units including quasi equity loans	1,113	1,113	—	—	—

Total financial assets	8,278	7,828	261	87	102

Financial liabilities

Trade and other payables (note 25)(b)	(5,478)	—	—	—	(5,478)
Short term borrowings and bank overdrafts (notes 21 and 22)	(10,034)	—	—	—	(10,034)
Medium and long term borrowings (note 22)	(29,724)	—	—	—	(29,724)
Deferred consideration (note 25)(a)	(318)	—	—	—	(318)
Forward commodity contracts: designated as hedges (note 26)	(257)	—	—	—	(257)
Derivatives related to net debt (note 26)	(99)	—	—	(99)	—
Other derivatives and embedded derivatives not designated as hedges (note 26)	(355)	—	—	(355)	—
Other financial liabilities (note 26)	(37)	—	—	—	(37)

Total financial liabilities	(46,302)	—	—	(454)	(45,848)

(a)	This excludes pension surpluses, prepayment of tolling charges to jointly controlled entities and other prepayments and accrued income.

(b)	Trade and other payables includes trade creditors, amounts owed to equity accounted units, other creditors excluding deferred consideration shown separately and accruals.

(B) Derivative financial instruments

The Group’s derivatives, including embedded derivatives, as at 31 December 2009, are summarised below:

(a) Forward contracts relating to operating transactions: designated as hedges

Assets (note 20)

	Total fair	Total fair
	value	value
	2009	2008
Buy Australian dollar; sell US dollar	US$m	US$m

Less than 1 year	8	7
Between 1 and 5 years	—	2

Total	8	9

Other currency forward contracts	—	12

Total currency forward contracts	8	21

The above currency forward contracts were acquired with companies purchased in 2000 and were entered into by those companies in order to reduce their exposure to the US dollar through forecast sales.

Aluminium price exposures embedded in electricity purchase contracts

Less than 1 year	—	6

Between 1 and 5 years	—	36

Total	—	42

Coal forward contracts

Less than 1 year	—	35
Between 1 and 5 years	—	—

Total	—	35

Total commodity forward contracts	—	77

Total assets related to forward contracts designated as hedges	8	98

Coal commodity contracts have been entered into in order to reduce exposure to movements in the coal price.

Notes to the 2009 Financial statements

34	Financial instruments continued

Liabilities (note 26)

	Total fair	Total fair
	value	value
	2009	2008
Copper forward contracts	US$m	US$m

Less than 1 year	(118)	(34)
Between 1 and 5 years	(317)	(146)

Total	(435)	(180)

Coal (API #2) forward contracts

Less than 1 year	(4)	(18)
Between 1 and 5 years	—	(4)

Total	(4)	(22)

Coal (GC NewC) forward contracts

Less than 1 year	—	(31)

Total	—	(31)

Aluminium forward contracts embedded in electricity purchase contracts

Between 1 and 5 years	(4)	—

Total liabilities related to forward contracts designated as hedges	(443)	(233)

The above copper forward contracts were entered into as a condition of the refinancing of Palabora in 2005, and reduce the Group’s exposure to movements in the copper price. Coal forward contracts have been entered into in order to reduce exposure to movements in the coal price.

Aluminium price exposures are embedded within certain aluminium smelter electricity purchase contracts. These contracts reduce the Group’s exposure to movements in the aluminium price.

b) Options relating to operating transactions: designated as hedges

Liabilities (note 26)

	Total	Total
	fair value	fair value
	2009	2008
Aluminium options embedded in electricity purchase contracts	US$m	US$m

Less than 1 year	(6)	(1)
Between 1 and 5 years	(50)	(23)

Total	(56)	(24)

Embedded options exist within an electricity purchase contract for a smelter. These derivatives reduce the Group’s exposure to movements in the aluminium price. A number of put and call options were combined to form synthetic forward contracts that were designated as hedges of variable priced aluminium sales.

Reconciliation to statement of financial position categories for derivatives designated as hedges	2009	2008
	US$m	US$m

- non current assets (note 20)	—	38
- current assets (note 20)	8	60

- current liabilities (note 26)	(128)	(84)
- non current liabilities (note 26)	(371)	(173)

Total derivatives designated as hedges, detailed above	(491)	(159)

The hedged forecast transactions denominated in foreign currencies and the hedged commodity purchase or sales contracts are expected to occur in line with the maturity dates of the derivatives hedging these particular exposures. Gains and losses recognised in equity for these cash flow hedges will be recycled into the income statement in the period during which the hedged transaction affects the income statement. Where the hedged transaction relates to capital expenditures, the gain or loss on the derivative will be recognised in the income statement within ‘depreciation’ as the fixed asset is amortised.

Gains and losses recognised in the hedging reserve in equity, net of tax and outside interests, for the year to 31 December 2009, comprised cash flow hedge fair value losses of US$151 million including equity accounted units (2008: gains of US$20 million) and net cash flow hedge losses reclassified from equity and included in the income statement for the period amounted to US$13 million (2008: US$168 million; 2007: US$61 million).

The ineffective portion arising from cash flow hedges recognised in the income statement was US$2 million (2008: US$6 million; 2007: US$(1) million).

Notes to the 2009 Financial statements

34	Financial instruments continued

c) Forward and option contracts relating to operating transactions: not designated as hedges

	Total	Total
Assets	fair value	fair value
Forward contracts	2009	2008
Buy New Zealand dollar; sell US dollar	US$m	US$m

Less than 1 year	35	15
Between 1 and 5 years	—	15

Total	35	30

The above currency forward contracts relating to the New Zealand dollar were taken out to manage exposures impacting on operating costs.

	Total	Total
	fair value	fair value
	2009	2008
Aluminium forward contracts	US$m	US$m

Less than 1 year	153	—
Between 1 and 5 years	63	—

Total	216	—

The above aluminium forward contracts were taken out to manage exposure to movements in the aluminium price.

	Total	Total
	fair value	fair value
Option contracts	2009	2008
Aluminium options embedded in electricity purchase contracts	US$m	US$m

Less than 1 year	—	1
Between 1 and 5 years	—	26
More than 5 years	—	18

Total	—	45

The above aluminium options embedded in electricity purchase contracts reduce exposure to movements in the aluminium price.

Others: Less than 1 year

Other embedded derivatives	—	6
Other commodity contracts	12	2
Other currency forward contracts and swaps	26	4
Between 1 and 5 years

Other commodity contracts	2	—

Total	40	12

Total assets relating to derivatives not designated as hedges (note 20)	291	87

	Total fair	Total fair
Liabilities	value	value
Forward contracts	2009	2008
Aluminium forward contracts	US$m	US$m

Less than 1 year	(44)	(158)
Between 1 and 5 years	(3)	(7)

Total	(47)	(165)

The above aluminium forward contracts were taken out to manage exposure to movements in the aluminium price. These contracts are not designated as hedges as they are predominantly offset by other aluminium forward contracts.

	Total fair	Total fair
	value	value
Option contracts	2009	2008
Aluminium options embedded in electricity purchase contracts	US$m	US$m

Less than 1 year	(29)	(10)
Between 1 and 5 years	(103)	(79)
More than 5 years	(14)	(73)

Total	(146)	(162)

The above aluminium options embedded in electricity purchase contracts reduce exposure to movements in the aluminium price.

Others: Less than 1 year

Other currency derivative contracts	—	(3)
Other embedded derivatives	(87)	(20)
Other commodity contracts	(7)	(5)
Between 1 and 5 years

Other embedded derivatives	(11)	—
Other derivatives	(2)	—

Total	(107)	(28)

Total liabilities relating to derivatives not designated as hedges (note 26)	(300)	(355)

Notes to the 2009 Financial statements

34	Financial instruments continued

Reconciliation to statement of financial position categories for derivatives not designated as hedges

	2009	2008
	US$m	US$m

- non-current assets (note 20)	65	—
- current assets (note 20)	226	87

- current liabilities (note 26)	(167)	—
- non-current liabilities (note 26)	(133)	(355)

Total derivatives not designated as hedges, detailed above	(9)	(268)

d) Currency and interest contracts relating to borrowings

	Total fair	Total fair
	value	value
	2009	2008
	US$m	US$m

Liabilities
Buy US dollar: sell GBP
Less than 1 year	(68)	(95)

Other currency swaps	—	(4)

Total currency swaps	(68)	(99)

Interest contracts relating to borrowings

Between 1 and 5 years	(8)	—
More than 5 years	(89)	—

Total interest rate swaps	(97)	—

Total derivatives related to net debt	(165)	(99)

Designated as fair value hedges	(165)	(99)

     Reconciliation to statement of financial position categories for currency and interest derivatives

	2009	2008
	US$m	US$m

- current liabilities (note 26)	(68)	(4)
- non-current liabilities (note 26)	(97)	(95)

Total currency and interest rate contracts, detailed above	(165)	(99)

The currency contracts are used to swap non US dollar denominated external debt to US dollar floating. The interest rate contracts are used to convert certain fixed rate obligations to a floating rate.
The ineffective portion arising from fair value hedges recognised in the income statement was nil (2008:US$91 million). The 2008 amount relates to interest rate swaps unwound during the year with a principal of US$5.9 billion which were de-designated as hedges ahead of the unwind.
(C) Fair values
The carrying values and the fair values of Rio Tinto’s financial instruments, other than trade and other receivables and payables, at 31 December are shown in the following table. The fair values of the Group’s cash, short term borrowings and loans to jointly controlled entities and associates approximate their carrying values, as a result of their short maturity or because they carry floating rates of interest.

	31 December 2009		31 December 2008
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	US$m	US$m	US$m	US$m

Primary financial instruments held or issued to finance the Group’s operations
Equity shares and quoted funds (note 20)	658	658	261	261
Other investments, including loans (note 20)	505	505	480	480
Cash and cash equivalents (note 21)	4,233	4,233	1,181	1,181
Other liquid resources (note 20)	73	73	4	4
Short term borrowings and bank overdrafts (notes 21 and 22)	(847)	(847)	(10,034)	(10,059)
Medium and long term borrowings (note 22)	(22,155)	(23,318)	(29,724)	(29,752)
Loans to equity accounted units including quasi equity	1,761	1,761	1,113	1,113
Deferred consideration (note 25)	(119)	(119)	(318)	(318)
Other financial liabilities (note 26)	(49)	(49)	(37)	(37)

	(15,940)	(17,103)	(37,074)	(37,127)
Derivatives:
Forward contracts: designated as hedges (Section B (a) of note 34)	(435)	(435)	(135)	(135)
Option contracts: designated as hedges (Section B (b) of note 34)	(56)	(56)	(24)	(24)
Forward contracts and option contracts not designated as hedges (Section B (c) of note 34)	(9)	(9)	(268)	(268)
Currency swaps hedging borrowings (Section B (d) of note 34)	(68)	(68)	(99)	(99)
Interest rate swap agreements (Section B (d) of note 34)	(97)	(97)	—	—

	(16,605)	(17,768)	(37,600)	(37,653)

Notes to the 2009 Financial statements

34	Financial instruments continued

Valuation hierarchy

The table below shows the financial instruments carried at fair value by valuation method at 31 December 2009.

					Not held
	Total	Level 1(a)	Level 2(b)	Level 3(c)	at fair value

Assets
Equity shares and quoted funds (note 20)	658	644	14	—	—
Other investments, including loans (note 20)	505	129	—	106	270
Cash and cash equivalents (note 21)	4,233	—	—	—	4,233
Other liquid resources (note 20)	73	—	—	—	73
Loans to equity accounted units including quasi equity	1,761	—	—	—	1,761

Liabilities
Short term borrowings and bank overdrafts (notes 21 and 22)	(847)	—	—	—	(847)
Medium and long term borrowings (note 22)	(22,155)	—	—	—	(22,155)
Deferred consideration (note 25)	(119)	—	—	—	(119)
Other financial liabilities (note 26)	(49)	—	—	—	(49)

	(15,940)	773	14	106	(16,833)
Derivatives
Forward contracts: designated as hedges (Section B (a) of note 34)	(435)	—	(430)	(5)	—
Option contracts: designated as hedges (Section B (b) of note 34)	(56)	—	—	(56)	—
Forward contracts and option contracts not designated as hedges (Section B (c) of note 34)	(9)	—	132	(141)	—
Currency swaps hedging borrowings (Section B (d) of note 34)	(68)	—	(68)	—	—
Interest rate swap agreements (Section B (d) of note 34)	(97)	—	(97)	—	—

	(16,605)	773	(449)	(96)	(16,833)

(a)	Valuation is based on unadjusted quoted prices in active markets for identical financial instruments. This category includes listed equity shares and other quoted funds.

(b)	Valuation is based on inputs that are observable for the financial instruments which includes quoted prices for similar instruments or identical instruments in markets which are not considered to be active or either directly or indirectly based on observable market data.

(c)	Valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Level 3 Financial assets and Financial liabilities

The table below shows the summary of changes in the fair value of the Group’s level 3 financial assets and financial liabilities for the year ended 31 December 2009.

Level 3 financial assets
and financial liabilities

Opening balance	(50)
Currency translation adjustments	(1)
Realised gains to income statement	24
Unrealised losses to income statement	(35)
Unrealised losses to comprehensive income	(66)
Additions	38
Disposals	(6)

Closing balance	(96)

Total losses for the year included in the income statement for assets and liabilities held at year end	(31)

Notes to the 2009 Financial statements

35	Contingent liabilities and commitments

	2009	2008
	US$m	US$m

Capital commitments (including those related to joint ventures and associates)
Within 1 year	2,439	3,568
Between 1 and 3 years	1,050	487
Between 3 and 5 years	308	228
After 5 years	78	71

Total	3,875	4,354

(a)	Included in the above table is other commitments of US$117 million (2008: US$18 million). Capital commitments incurred by the Group relating to joint ventures and associates amount to US$261 million (2008: US$376 million). Capital commitments incurred jointly with other venturers (Rio Tinto share) relating to joint ventures amount to US$539 million (2008: US$713 million).

Operating leases

The aggregate amount of minimum lease payments under non cancellable operating leases are as follows:

	2009	2008
	US$m	US$m

Within 1 year	484	336
Between 1 and 3 years	628	565
Between 3 and 5 years	287	345
After 5 years	451	315

	1,850	1,561

Unconditional purchase obligations
The aggregate amount of future payment commitments for the next 5 years under unconditional purchase obligations outstanding at 31 December was:

	2009	2008
	US$m	US$m

Within 1 year	1,339	1,245
Between 1 and 2 years	1,054	870
Between 2 and 3 years	1,113	773
Between 3 and 4 years	1,006	648
Between 4 and 5 years	891	505
After 5 years	7,404	6,304

	12,807	10,345

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

	2009	2008
	US$m	US$m

Contingent liabilities (excluding those relating to joint ventures and associates)
Indemnities and other performance guarantees	316	329

Contingent liabilities relating to joint ventures and associates (a)
Share of contingent liabilities of joint ventures and associates	—	5
Incurred in relation to interests in joint ventures	233	187
Incurred in relation to other venturers’ contingent liabilities	73	67

(a)	Amounts disclosed include those arising as a result of the Group’s investments in both jointly controlled assets and jointly controlled entities.

(b)	There are a number of legal claims currently outstanding against the Group. No material loss to the Group is expected to result from these claims.

Notes to the 2009 Financial statements

36	Average number of employees

	Subsidiaries and proportionally
	consolidated units
	2009	2008	2007

The principal locations of employment were:
Australia and New Zealand	17,537	17,875	14,065
North America	21,787	23,167	13,363
Africa	6,539	6,329	5,548
Europe	16,965	16,909	4,623
South America	2,039	2,909	1,348
Indonesia	2,165	2,206	2,125
Other countries	844	942	286
Discontinued operations	27,732	28,386	5,680

	95,608	98,723	47,038

	Equity accounted units
	(Rio Tinto share) (a)
	2009	2008	2007

The principal locations of employment were:
Australia and New Zealand	2,355	2,471	2,289
North America	580	370	376
Africa	1,673	1,980	585
Europe	274	520	367
South America	1,148	1,116	905
Other countries	356	605	117

	6,386	7,062	4,639

		Group Total
	2009	2008	2007

The principal locations of employment were:
Australia and New Zealand	19,892	20,346	16,354
North America	22,367	23,537	13,739
Africa	8,212	8,309	6,133
Europe	17,239	17,429	4,990
South America	3,187	4,025	2,253
Indonesia	2,165	2,206	2,125
Other countries	1,200	1,547	403
Discontinued operations	27,732	28,386	5,680

	101,994	105,785	51,677

Employee numbers, which represent the average for the year, include 100 per cent of employees of subsidiary companies. Employee numbers for proportionally consolidated and equity accounted units are proportional to the Group’s interest. Average employee numbers include a part year effect for companies acquired or disposed of during the year.
Part time employees are included on a full time equivalent basis. Temporary employees are included in employee numbers.
People employed by contractors are not included.

Notes to the 2009 Financial statements

37	Principal subsidiaries

At 31 December 2009

Company and country of		Class of	Proportion of	Group
incorporation/operation	Principal activities	shares held	class held (%)	interest (%)

Australia
Argyle Diamond Mines	Mining and processing of diamonds	(a)	100	100
Coal & Allied Industries Limited	Coal mining	Ordinary	75.71	75.71
Dampier Salt Limited	Salt production	Ordinary	68.40	68.40
Energy Resources of Australia Limited	Uranium mining	Class A	68.39	68.39
Hamersley Iron Pty Limited	Iron ore mining	Ordinary	100	100
Queensland Coal Pty Limited (b)	Coal mining	Ordinary	100	100
Rio Tinto Aluminium (Holdings) Limited	Bauxite mining; alumina production; primary aluminium smelting	Ordinary	100	100

Canada
Iron Ore Company of Canada Inc.	Iron ore mining; iron ore pellets	Series A, E & F	58.72	58.72
QIT-Fer et Titane Inc.	Titanium dioxide feedstock; high purity iron and steel	Common shares	100	100
		Class B preference shares	100	100
Rio Tinto Alcan Inc.	Bauxite mining; alumina refining; production of specialty alumina; aluminium smelting, manufacturing and recycling; engineered products; flexible and specialty packaging	Common shares	100	100

France
Talc de Luzenac France SA	Mining, refining and marketing of talc	Ordinary 15.25	100	100

Indonesia
P.T. Kelian Equatorial Mining	Gold mining (now in close down phase)	Ordinary US$1	90	90

Madagascar
QIT Madagascar Minerals SA	Ilmenite mining	Common shares	80	80

Namibia
Rössing Uranium Limited (c)	Uranium mining	B N$1	71.16	68.58
		C N10c	70.59 }

Papua New Guinea
Bougainville Copper Limited (d)	Copper and gold mining	Ordinary 1 Kina	53.58	53.58

South Africa
Palabora Mining Company Limited	Copper mining, smelting and refining	R1	72.03	57.67

United States of America
Kennecott Holdings Corporation (including Kennecott Utah Copper, Kennecott Land and Kennecott Exploration)	Copper and gold mining, smelting and refining, land development and exploration activities	Common US$0.01	100	100
U.S. Borax Inc.	Mining, refining and marketing of borates	Common US$0.10	100	100

(a)	This entity is unincorporated.

(b)	Queensland Coal Pty Limited is the main legal entity that owns the shares shown in note 40 of Hail Creek, Blair Athol and Kestrel.

(c)	The Group’s shareholding in Rössing Uranium Limited carries 35.54 per cent of the total voting rights. Rössing is consolidated by virtue of Board control.

(d)	The results of Bougainville Copper Limited are not consolidated. See note 47.

(e)	The Group comprises a large number of companies and it is not practical to include all of them in this list. The list therefore only includes those companies that have a more significant impact on the profit or assets of the Group.

(f)	The Group’s principal subsidiaries are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

(g)	Companies operate mainly in the countries in which they are incorporated.

Notes to the 2009 Financial statements
38	Principal jointly controlled entities

At 31 December 2009

Company and country of		Number of	Class of	Proportion of		Group
incorporation/operation	Principal activities	shares held	shares held	class held (%)		interest (%)
| | | | |
Australia
Boyne Smelters Limited (a)	Aluminium smelting	153,679,560	Ordinary	59.4		59.4
Leichhardt Coal Pty Limited (b)	Coal mining	20,115,000	Ordinary	44.7		44.7
Queensland Alumina Limited (a)	Alumina production	1,769,600	Ordinary	80		80

Chile
Minera Escondida Limitada (c)	Copper mining and refining			30		30

New Zealand
New Zealand Aluminium Smelters
Limited (a)	Aluminium smelting	24,998,400	Ordinary	79.4		79.4

Norway
Sor-Norge Aluminium A.S.	Aluminium smelting	500,000	Ordinary	50		50

Oman
Sohar Aluminium Company LLC	Aluminium smelting /	37,500	OMR1	20		20
	power generation

South Africa
Richards Bay Titanium (Pty) Ltd (d)	Ilmenite, rutile and zircon mining	—	Preferred Ordinary	—
		—	A Ordinary	—		37.7
		150,960	B Ordinary	51	}
		—	A Preference	—
		140,046	B Preference	51	}	38.5
Richards Bay Mining (Pty) Ltd (d)	Ilmenite, rutile and zircon mining	—	Preferred Ordinary	—
		—	A Ordinary	—		36.3
		36,260	B Ordinary	49	}
		—	A Preference	—
		31,335	B Preference	49	}	37.0

United Kingdom
Anglesey Aluminium Metal Limited (a)	Aluminium smelting	13,387,500	Ordinary £1	51		51

United States of America
Halco (Mining) Inc.	(e)	4,500	Common	45		45
Pechiney Reynolds Quebec Inc.	(f)	100	Common	50		50.3
		1	Preferred	100
Hydrogen Energy California LLC (g)	Alternative energy					50.0

The Group has joint control of the above operations which, except as disclosed in note (d) below, are independent legal entities. It therefore includes them in its accounts using the equity accounting method.

The Group comprises a large number of operations and it is not practical to include all of them in this list. The list therefore only includes those jointly controlled entities that have a more significant impact on the profit or operating assets of the Group.

The Group’s principal jointly controlled entities are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

With the exception of (e) and (f) above, all jointly controlled entities operate mainly in the countries in which they are incorporated.

(a)	While the Group holds more than a 50 per cent interest in these entities, other participants have veto rights over operating, financing and strategic decision making. Accordingly, the Group does not have the ability to unilaterally control, and therefore does not consolidate these entities.

(b)	Leichhardt has a 31.4 per cent interest in the Blair Athol joint venture. As a result, the Group has a further beneficial interest of 14 per cent in addition to its direct interest of 57.2 per cent, which is owned via a subsidiary of Rio Tinto Limited. The Blair Athol joint venture is disclosed as a jointly controlled asset in note 40.

(c)	The year end of Minera Escondida Limitada is 30 June. However, the amounts included in the consolidated financial statements of Rio Tinto are based on accounts of Minera Escondida Limitada that are coterminous with those of the Group.

(d)	On 9 December, an agreement was signed with a Broad-Based Black Economic Empowerment (BBBEE) Consortium transferring 26 per cent of the Group’s interest in Richards Bay Minerals (RBM) to a group comprising local communities, investors and RBM employees. At the same time an agreement was signed with the joint venture partner BHP Billiton, to restructure the joint venture while maintaining the Group’s remaining interest in RBM. This transaction has reduced the Group’s interest from 50 per cent to 37 per cent allocated between two entities.

(e)	Halco has a 51 per cent indirect interest in Compagnie des Bauxites de Guinée, a bauxite mine, the core assets of which are located in Guinea.

(f)	Pechiney Reynolds Quebec has a 50.1 per cent interest in the Aluminerie de Becancour aluminium smelter, which is located in Canada.

(g)	This entity has been incorporated but its capital has not been divided into shares.

Notes to the 2009 Financial statements

39	Principal associates

At 31 December 2009

Company and country of		Number of	Class of	Proportion of		Group
incorporation/operation	Principal activities	shares held	shares held	class held (%)		interest (%)

Brazil
Mineração Rio do Norte SA (a)	Bauxite mining	25,000,000	Ordinary	12.5		12
		47,000,000	Preferred	11.8	}

Cameroon
Compagnie Camerounaise de l’Aluminum	Aluminium smelting	1,623,127	XAF	46.7		46.7

Canada
Ivanhoe Mines Ltd (b)	Copper and gold mining	83,638,128	Common	19.7		19.7

United States
Cloud Peak Energy Resources LLC	Coal mining	29,400,000	(c )	48.3		48.3

The Group’s principal associates are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

The Group comprises a large number of operations and it is not practical to include all of them in this list. The list therefore only includes those associates that have a more significant impact on the profit or operating assets of the Group.

With the exception of Ivanhoe Mines Ltd, the core assets of which are located in Mongolia, all associates operate mainly in the countries in which they are incorporated.

(a)	Mineração Rio do Norte SA is accounted for as an associated company because the Group has significant influence through representation on its Board of Directors.

(b)	Ivanhoe Mines Ltd is accounted for as an associated company because the Group has significant influence through representation on its Board of Directors and participation in the technical committee that is responsible for its Oyu Tolgoi project. On 28 October 2009, Rio Tinto completed the second tranche of its private placement investment in Ivanhoe Mines Ltd, increasing its ownership by 9.8 per cent to 19.7 per cent of Ivanhoe’s common shares. The second tranche consisted of 46,304,473 common shares at a subscription price of US$8.38 per share for a total consideration of US$388 million. If Rio Tinto were to exercise and convert all of its remaining warrants and securities of Ivanhoe, it would own 257,931,578 common shares of Ivanhoe representing 43.1 per cent of Ivanhoe’s common shares. Refer to note 48- Events after the statement of financial position date.

(c)	Through its holdings in Rio Tinto Energy America Inc. and Kennecott Management Services Company, the Group holds 48 per cent of membership interest in Cloud Peak Energy Resources LLC. The remaining 52 per cent ownership interest is held by Cloud Peak Energy Inc., whose stock is traded on the New York Stock Exchange.
40	Principal jointly controlled assets and other proportionally consolidated units
At 31 December 2009

Name and country		Group
of operation	Principal activities	interest (%)

Australia
Tomago Aluminium Joint Venture	Aluminium smelting	51.6
Bengalla (a)	Coal mining	30.3
Blair Athol Coal (b)	Coal mining	71.2
Hail Creek	Coal mining	82
Kestrel	Coal mining	80
Mount Thorley (c)	Coal mining	60.6
Warkworth	Coal mining	42.1
Northparkes Mine	Copper/gold mining and processing	80
Gladstone Power Station	Power generation	42.1
Robe River Iron Associates	Iron ore mining	53
Hope Downs Joint Venture	Iron ore mining	50
HIsmelt®	Iron technology	60

Brazil
Consórcio de Alumínio Maranhão	Alumina production	10

Canada
Alouette	Aluminium production	40
Diavik	Mining and processing of diamonds	60

Indonesia
Grasberg expansion	Copper and gold mining	40

The Group comprises a large number of operations, and it is not practical to include all of them in this list. The list therefore only includes those proportionally consolidated units that have a more significant impact on the profit or operating assets of the Group.

The Group’s proportionally consolidated units are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

(a)	The Group owns a 40 per cent interest in Bengalla through its 75.71 per cent investment in Coal and Allied, giving a beneficial interest to the Group of 30.3 per cent.

(b)	The Group has a direct interest of 57.2 per cent in Blair Athol Coal, and an additional 14 per cent interest through its investment in Leichhardt Coal Pty Limited, which is disclosed as a jointly controlled entity in note 38.

(c)	The Group owns an 80 per cent interest in Mount Thorley through its 75.71 per cent investment in Coal and Allied, giving a beneficial interest to the Group of 60.6 per cent.

Notes to the 2009 Financial statements
41 Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses
2009 Acquisitions
On 28 October 2009, Rio Tinto completed the second tranche of its private placement investment in Ivanhoe Mines Ltd, increasing its ownership by 9.8 per cent to 19.7 per cent of Ivanhoe’s common shares. The second tranche consists of 46,304,473 common shares at a subscription price of US$8.38 per share for a total consideration of US$388 million.
There were no other significant acquisitions for the year ended 31 December 2009.
On 5 June 2009, Rio Tinto and BHP Billiton signed an agreement of core principles to establish a production joint venture covering the entirety of both companies’ Western Australian iron ore assets. On 5 December 2009, Rio Tinto and BHP signed binding agreements on the proposed joint venture that cover all aspects of how the joint venture will operate and be governed. Completion of the joint venture had not occurred at 31 December 2009.
2008 Acquisitions
There were no significant acquisitions for the year ended 31 December 2008.
2007 Acquisitions
Alcan acquisition
On 23 October 2007, the Rio Tinto Group acquired a controlling 79.42 per cent interest in the issued share capital of Alcan Inc. The remaining 20.58 per cent was acquired by 14 November 2007. The total purchase price to acquire Alcan Inc. amounted to US$38.7 billion, which comprised US$38.5 billion of cash and US$0.2 billion of liabilities assumed.
Alcan Inc. is the parent company of an international group of companies involved in bauxite mining, alumina refining, aluminium smelting, engineered products, flexible and specialty packaging, as well as related research and development.
At the date of acquisition the Group decided to dispose of Alcan Packaging, which is presented in the balance sheet in the lines:
‘Assets held for sale’ and ‘Liabilities of disposal groups held for sale’. Following a company wide strategic review of the combined Rio Tinto and Alcan assets, on 26 November 2007 the intention to divest the Engineered Products business was announced.
In accordance with IFRS 3 ‘Business Combinations’, the provisional price allocations at acquisition have been revised to reflect revisions to fair values determined during the 12 months after acquisition, as shown in the table below. The allocation of the cost of the acquisition was based on the advice of expert valuers.

	Provisional		Final
	fair value	Further	fair value
	to Group	adjustments	to Group
At 23 October 2007	US$m	US$m	US$m

Intangible assets	7,467	(1,106)	6,361
Property, plant & equipment	18,282	(3,679)	14,603
Equity method investments	4,185	(1,294)	2,891
Inventories	2,856	15	2,871
Assets held for sale	6,984	—	6,984
Cash	991	—	991
Deferred tax assets	228	—	228
Other assets	4,584	156	4,740
Loans and borrowings	(5,465)	(42)	(5,507)
Liabilities of disposal groups held for sale	(2,642)	—	(2,642)
Deferred tax liabilities	(4,182)	1,574	(2,608)
Provisions for liabilities and charges	(4,638)	(1,083)	(5,721)
Other liabilities	(4,476)	(180)	(4,656)
Minority interest	(55)	31	(24)
Goodwill	14,533	5,608	20,141

Net attributable assets including goodwill	38,652	—	38,652

Total consideration:
Cost of shares			37,996
Acquisition costs			74
Liabilities assumed			132
Loans to acquired subsidiary			450

Total consideration — Alcan			38,652

Other subsidiaries and equity accounted units acquired			54

Total consideration			38,706

Cash outflow on acquisitions:
Total consideration			38,706
Net cash of acquired companies			(991)
Liabilities assumed			(132)
Other (including disposal proceeds of US$13 million)			(57)

Net acquisitions per cash flow statement			37,526

In accordance with the requirements of IFRS 3, the Group balance sheet as at acquisition has been restated to incorporate the final fair values above. No amendment has been made to the Group income statement for 2007 to take into account the revised depreciation, amortisation and amortisation of discount related to provisions as the effect was not deemed material. Accordingly, the income statement effect has been recorded in 2008 and the further adjustments above also impact the Group balance sheet as at 31 December 2007.
The main adjustments to the provisional fair values relate to:
-	The fair value of the Engineered Products business was reduced based on a further assessment of the amount for which such businesses could be sold at the date of the acquisition.

-	The fair value attributed to the facilities within Bauxite & Alumina was reduced based on further analysis of the operating capability of related expansion projects.

-	Provisions for environmental clean up and closure obligations were increased following a detailed assessment of the costs and timing of closure of smelters, refineries and mines. The timing of closure was assessed having regard to the prospects for continued access to economic sources of power beyond the term of existing contracts.

-	The value attributed to water rights in Canada was reduced after a further assessment of the capital investment, which will be required to benefit from these sources of hydro-electric power.
From the date of acquisition to 31 December 2007, Alcan’s sales revenue of US$3,544 million (excluding equity accounted units) and profit after tax of US$293 million attributable to continuing operations were included in the Groups 2007 income statement.

Notes to the 2009 Financial statements
41 Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses continued
The following pro forma summary presents the Group as if Alcan Inc. had been acquired on 1 January 2007. The pro forma information includes the results of the acquired group, recognising the depreciation and amortisation of the final fair values attributed to the assets acquired and the interest expense on debt incurred as a result of the acquisition. The pro forma interest charge for the whole of 2007 on the acquisition debt has been based on the one month LIBOR rate as at 31 December 2007, of 4.6 per cent. Pro forma profit for the year also includes the tax effects on foreign exchange gains and losses relating to third party and intercompany debt, which would have resulted from the strengthening of the Canadian dollar during 2007. The pro forma information has been adjusted to reflect the effects of incorporating the final fair values noted above. It does not take account of synergies anticipated as a result of the acquisition; but includes non-recurring costs borne by Alcan Inc. relating to the acquisition and suffers the costs of financing assets held for sale. The pro forma information does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

Restated
31 December
2007
US$m

Consolidated sales revenue	45,590
Profit for the year (including amounts attributable to outside equity shareholders)	7,473

2009 Disposals
On 1 December 2009, Rio Tinto completed the sale of Alcan Composites, part of Alcan Engineered Products, to Schweiter Technologies for a total consideration of US$349 million.
On 20 November 2009, Rio Tinto received US$741 million in connection with Cloud Peak Energy Inc’s initial public offering (IPO) and related transactions, comprising US$434 million net proceeds from the sale of part of Rio Tinto’s interest in Cloud Peak Energy Resources LLC (CPER), in connection with Cloud Peak Energy Inc’s IPO of common stock, and a cash distribution by CPER of US$307 million from the proceeds of its debt offering of US$600 million. An additional US$7 million was received as part of a working capital adjustment at 31 December 2009. Rio Tinto retains an interest in CPER of 48 per cent, which is now treated as an equity accounted unit (EAU).
US$660 million of sales proceeds arose from these transactions and US$151 million was received as dividends from an EAU. The sales proceeds comprised the gross IPO proceeds of US$459 million, 52 per cent of the cash distribution by CPER (representing the percentage not retained by the Group) and US$38 million of deferred consideration.
On 1 October 2009, Rio Tinto completed the sale of its Jacobs Ranch coal mine to Arch Coal Inc. for a final cash consideration of US$764 million.
On 18 September 2009, Rio Tinto completed the sale of its Corumbá iron ore mine and associated river logistics operations to Vale SA for a cash consideration of US$750 million.
On 26 January 2009, Rio Tinto completed the sale of its 50 percent equity share of the Alcan Ningxia aluminium joint venture in China to Qingtongxia Aluminium Group Co Ltd (QTX) for gross cash consideration of US$125 million.
The carrying value of the Group’s share of the major classes of assets and liabilities at the date of sale were:

2009
US$m

Goodwill	184
Intangible assets	169
Property, plant & equipment	2,021
Investments in equity accounted units	11
Inventories	288
Other financial assets	251
Borrowings	(12)
Deferred tax liabilities	(82)
Provisions	(796)
Outside equity shareholders	(1)

Net assets	2,033

Add: Divestment of investment in associate	80
Less: Retained investment in associates	(359)
Less: Recycled gains and losses and movements in other comprehensive income	(18)

Net assets and investments in associates disposed of	1,736

Consideration

Cash proceeds (net of transactions costs)(a)	2,424
Deferred consideration	46
Disposal costs	(42)

Net consideration	2,428

Gain on disposal	692

Net cash inflow from disposals	2,424
Acquisitions of subsidiaries, joint ventures and associates	(396)

Cash flow from disposals/acquisitions of subsidiaries, joint ventures and associates	2,028

(a)	Cash proceeds were stated net of US$20 million cash and cash equivalents transferred on sale of subsidiaries

         Notes to the 2009 Financial statements
41	Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses continued

2008 Disposals

On 5 March 2008, the Group completed the sale of its interest (Rio Tinto share 40 per cent) in the Cortez gold mine (previously in the Copper product group) for a sales price which included cash consideration of US$1,695 million. The Group benefits from a deferred bonus payment in the event of a significant discovery of additional reserves and mineralisation at the Cortez mine and also retains a contingent royalty interest in the future production of the property.

On 16 April 2008, the Group completed the sale of its joint venture interest (Rio Tinto share 70.3 per cent) in the Greens Creek mine to Hecla Mining Company. Greens Creek, which mines silver, gold, zinc and lead, was previously part of the Copper product group. The sale price was US$750 million, comprising a cash component of US$700 million with the balance in the common stock of Hecla Mining Company.

The aggregate profit on disposal of interests in businesses (including investments) in 2008 was US$2,231 million (US$1,470 million net of tax). These gains have been excluded from Underlying earnings, as shown in note 2.

The Cash flow statement includes US$2,563 million in ‘Net disposals/(acquisitions) of subsidiaries, joint ventures & associates’, comprising US$2,572 million in disposal proceeds, net of US$9 million paid for acquisitions. In accordance with IAS 7, these proceeds were stated net of US$5 million cash and cash equivalents transferred on sale of subsidiaries.

Non-cash disposal proceeds of US$88 million were received during the year.

2007 Disposals

There were no significant disposals in 2007.

42	Directors’ and key management remuneration

Aggregate remuneration, calculated in accordance with the Companies Act 2006, of the directors of the parent companies was as follows:

	2009	2008	2007
	US$’000	US$’000	US$'000

Emoluments	18,021	10,620	11,103
Long term incentive plans	3,092	2,647	9,573

	21,113	13,267	20,676

Pension contributions: defined contribution plans	389	338	130

Gains made on exercise of share options	20	—	—

The aggregate remuneration incurred by Rio Tinto plc in respect of its directors was US$17,784,000 (2008: US$13,214,000; 2007: US$13,678,000). The aggregate pension contribution to defined contribution plans was US$342,000 (2008: US$338,000; 2007: US$56,000). The aggregate remuneration, including pension contributions and other retirement benefits, incurred by Rio Tinto Limited in respect of its directors was US$3,718,000 (2008: US$391,000; 2007: US$7,128,500). The aggregate pension contribution to defined contribution plans was US$47,000 (2008: US$43,000; 2007: US$74,000).

During 2009, three directors (2008: two; 2007: three) accrued retirement benefits under defined benefit arrangements, and two directors (2008 and 2007: one) accrued retirement benefits under defined contribution arrangements.

Emoluments included in the table above have been translated from local currency at the average rate for the year with the exception of bonus payments which, together with amounts payable under long term incentive plans, have been translated at the year end rate.

Detailed information concerning directors’ remuneration, shareholdings and options is shown in the Remuneration report, including Tables 1 to 5, on pages 101 to 133.

Aggregate compensation, representing the expense recognised under IFRS, of the Group’s key management, including directors, was as follows:

	2009	2008	2007
	US$’000	US$’000	US$’000

Short term employee benefits and costs	35,881	21,086	25,826
Post employment benefits	3,692	3,664	4,480
Other long term benefits	—	—	2,537
Termination benefits	1,357	—	817
Share based payments	34,476	(5,360)	41,540

	75,406	19,390	75,200

The figures shown above include employment costs which comprise of social security and accident premiums in the UK and US and payroll taxes in Australia paid by the employer as a direct additional cost of hire. In total, they amount to US$2,269,000 (2008: US$1,389,000; 2007: US$2,481,000) and although disclosed here, are not included in Table 1 of the Remuneration report.

More detailed information concerning the remuneration of key management is shown in the Remuneration report, including Tables 1 to 5 on pages 101 to 133.

         Notes to the 2009 Financial statements
43	Auditors’ remuneration

	2009	2008	2007
	US$m	US$m	US$m

Group Auditors’ remuneration (a)
Audit services pursuant to legislation
- audit of the Group’s annual accounts	2.3	3.2	3.0
- audit of the accounts of the Group’s subsidiaries (b)	20.9	26.5	27.7
Audit services in connection with divestment programme (f)	22.0	24.4	2.8

	45.2	54.1	33.5
Other services
- services in connection with capital raising	4.2	—	—
- services in connection with bid defence	—	9.4	2.5
-services in connection with divestment programme	8.4	25.8	0.9
- taxation services (c)	2.1	3.3	0.8
- other services	2.2	2.6	4.0

Total other services	16.9	41.1	8.2

	62.1	95.2	41.7

Remuneration payable to other accounting firms (d)
Audit services pursuant to legislation
- audit of accounts of the Group’s subsidiaries (b)	0.5	0.2	0.4
Non audit services
- taxation services (c)	9.1	15.8	3.7
- financial systems design and implementation	—	0.2	0.3
- internal audit	8.4	7.1	4.4
- litigation services	0.1	—	0.1
- other services (e)	12.2	42.0	7.0

	30.3	65.3	15.9
Fees in respect of pension scheme audits	0.1	0.3	0.3

	30.4	65.6	16.2

	92.5	160.8	57.9

(a)	The remuneration payable to PricewaterhouseCoopers, the Group Auditors, is approved by the Audit committee. The committee sets the policy for the award of non audit work to the auditors and approves the nature and extent of such work, and the amount of the related fees, to ensure that independence is maintained. The fees disclosed above consolidate all payments made to PricewaterhouseCoopers by the Companies and their subsidiaries, together with the Group’s share of the payments made by proportionally consolidated units. Non-audit services arise largely from assurance and/or regulation related work.

(b)	Fees payable for the ‘audit of the accounts of the Group’s subsidiaries’ includes the statutory audit of subsidiaries and other audit work performed to support the audit of the Group financial statements.

(c)	‘Taxation services’ includes tax compliance and advisory services. Tax compliance involves the preparation or review of returns for corporation, income, sales and excise taxes. Tax advisory services includes advice on non recurring acquisitions and disposals, advice on transfer pricing and advice on employee global mobility.

(d)	‘Remuneration payable to other accounting firms’ does not include fees for similar services payable to suppliers of consultancy services other than accountancy firms.

(e)	‘Other services’ in 2009 and 2008 in respect of other accounting firms includes costs relating to capital raising, divestments and similar corporate services, pension fund and payroll administration, advice on accounting matters, secondments of accounting firms’ staff, forensic audit and other consultancy.

‘Other services’ in 2008 in respect of other accounting firms includes one off costs related to the rejection by the Board of the pre-conditional takeover proposal from BHP Billiton which was withdrawn in November 2008.

(f)	Audit services represent assurance provided in respect of carve-out financial statements.

       Notes to the 2009 Financial statements
44	Related party transactions
Information about material related party transactions of the Rio Tinto Group is set out below:

Subsidiary companies and proportionally consolidated units

Details of investments in principal subsidiary companies are disclosed in note 37. Information relating to proportionally consolidated units can be found in note 40.

Equity accounted units

Transactions and balances with equity accounted units are summarised below. Purchases relate largely to amounts charged by jointly controlled entities for toll processing of bauxite and alumina. Sales relate largely to charges for supply of coal to jointly controlled marketing entities for onward sale to third party customers.

	2009	2008	2007
Income statement items	US$m	US$m	US$m

Purchases from equity accounted units	(2,558)	(2,770)	(1,538)
Sales to equity accounted units	2,088	3,011	1,338

	2009	2008
Balance sheet items	US$m	US$m

Investments in equity accounted units (note 14) (a)	6,735	5,053
Loans to equity accounted units	338	515
Loans from equity accounted units	(157)	(195)
Trade and other receivables: amounts due from equity accounted units (note 17)	941	688
Trade and other payables: amounts due to equity accounted units (note 25)	(402)	(280)

Cash flow statement items	US$m	US$m	US$m

Net funding of equity accounted units	(265)	(334)	(216)

(a)	Further information about investments in equity accounted units is set out in notes 38 and 39.

In November 2009, as part of the disposal process of Cloud Peak, Rio Tinto Energy America Inc. and Cloud Peak Energy Resources LLC (CPER) agreed for existing Rio Tinto plc guaranteed surety bonds and letters of credit, principally securing the reclamation obligations for the Cloud Peak business, to continue for a transition period. The surety bonds are expected to be replaced by CPER during the first half of 2010. The amount outstanding on these guarantees at the year end is US$449 million.

Pension funds

Information relating to pension fund arrangements is disclosed in note 50.

Directors and key management

Details of directors’ and key management remuneration are set out in note 42 and in the Remuneration report on pages 101 to 133.

45	Exchange rates in US$

The principal exchange rates used in the preparation of the 2009 financial statements are:

	Annual average					Year end
	2009	2008	2007	2009	2008	2007

Sterling	1.57	1.86	2.00	1.61	1.44	1.99
Australian dollar	0.79	0.86	0.84	0.89	0.69	0.88
Canadian dollar	0.88	0.94	0.93	0.95	0.82	1.01
South African rand	0.12	0.12	0.14	0.14	0.11	0.15
Euro	1.39	1.47	1.37	1.44	1.41	1.47

46	Rights issues
The terms of the rights issues were 21 New Rio Tinto plc Shares offered for every 40 existing shares at 1,400 pence per share and 21 New Rio Tinto Limited Shares offered for every 40 existing shares at A$28.29 per share. The rights issues were fully underwritten and were completed on 2 July 2009 and 3 July 2009 respectively. The net proceeds from the rights issues of US$14.8 billion were used to pay down Group borrowings.

Although Rio Tinto plc’s functional currency is the US dollar, the UK element of the rights issue was denominated in Sterling. At the time the Group announced its half year results, the offer of rights was treated as a derivative financial liability under IFRS prevailing at that time because the company was not issuing a fixed number of shares for a fixed amount of US dollars (Rio Tinto Limited’s functional currency is the Australian dollar and the Australian element of the rights issue was denominated in Australian dollars so there was no equivalent issue for Rio Tinto Limited). This gave rise to a gain of US$827 million in the Group’s half year income statement. In October 2009, the IASB approved an amendment to IAS 32 which allows the offer of rights to be treated as an equity instrument, provided they are offered pro rata to all shareholders. The EU endorsed this amendment in January 2010 and the gain of US$827 million was therefore reversed in the second half of 2009.

Both Rio Tinto plc and Rio Tinto Limited entered into a series of forward US dollar derivative exchange contracts to minimise exposure to foreign exchange rates and to provide confidence in the absolute dollar proceeds from the rights issues. Proceeds from the rights issues were used for a partial prepayment of the US dollar denominated Alcan acquisition facility. The forward contracts taken out by both companies are accounted for as derivatives. The contracts entered into by Rio Tinto plc to fix the Sterling proceeds in US dollars, which is the company’s functional currency, are considered to be, in substance, share issue costs and accordingly, the losses on these contracts from inception to receipt of proceeds have been recognised in equity, within share premium. Rio Tinto Limited’s functional currency is the Australian dollar and, therefore, the losses on the contracts entered into by Rio Tinto Limited have been recognised in the income statement and excluded from Underlying earnings. The losses on Rio Tinto plc and Rio Tinto Limited contracts are included within ‘Other investing cash flows’ in the statement of cash flow.

The rights issues were at a discount to the then market price. Accordingly, earnings per share for all periods up to the date on which the shares were issued have been adjusted for the bonus element of the rights issues. The bonus factor for Rio Tinto plc was 1.2105 and for Rio Tinto Limited was 1.2679. 2008 comparatives for both earnings per share and ordinary dividends per share have been restated accordingly.

        Notes to the 2009 Financial statements
47	Bougainville Copper Limited (‘BCL’)
Mining has been suspended at the Panguna mine since 1989. Safe mine access by company employees has not been possible since that time and an accurate assessment of the condition of the assets cannot therefore be made. Considerable funding would be required to recommence operations to the level which applied at the time of the mine’s closure in 1989. An ‘Order of Magnitude’ study undertaken in 2008 indicates that costs in a range of US$2 billion to US$4 billion would be required to reopen the mine assuming all site infrastructure is replaced. The directors consider that the Group does not currently realise a benefit from its interest in BCL and therefore BCL information continues to be excluded from the financial statements. BCL reported a net profit of US$3 million for the financial year (2008: net loss of US$2 million; 2007: net profit of US$1 million). This is based upon actual transactions for the financial year. The aggregate amount of capital and reserves reported by BCL as at 31 December 2009 was US$138 million (2008: US$113 million). The Group owns 214,887,966 shares in BCL, representing 53.6 per cent of the issued share capital. The investment of US$195 million was fully provided against in 1991. At 31 December 2009, the number of shares in BCL held by the Group, multiplied by the share price, resulted in an amount of US$114 million (2008: US$101 million).

48	Events after the statement of financial position date

On 29 January 2010, US$2.0 billion of Facility D of the Alcan facility was paid. An additional US$2.0 billion was paid on 26 February 2010, and a further US$1.0 billion was paid on both 31 March 2010 and 30 April 2010, leaving US$2.5 billion outstanding on the facility.

All of Tranches A and B of the Alcan facility have now been repaid. Facility B of the acquisition facility is a revolving facility of which US$2.1 billion was undrawn at 31 December 2009. On 5 February 2010, in accordance with the acquisition facility agreement, proceeds from the sale of the majority of Alcan Packaging to Amcor were used to cancel US$2.0 billion of the outstanding capacity. At the same time, the Group voluntarily surrendered the remaining US$0.1 billion of the facility.

Rio Tinto completed the sale of Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions to Amcor for a total consideration of US$1,948 million on 1 February 2010. The consideration has been adjusted to exclude the Medical Flexibles operations and to reflect the actual business performance over the past six months. The final consideration remains subject to certain customary post-close adjustments.

The sale of Maules Creek to Aston Resources was completed on 18 February 2010.

The sale of the Alcan Packaging Food Americas division to Bemis Company Inc., for a total all-cash consideration of US$1.2 billion was completed on 1 March 2010.

These divestments have not been reflected in the 2009 results, and will be reflected in the period in which the sales are completed.

On 1 March 2010, Rio Tinto announced that it has agreed to acquire 15 million shares in Ivanhoe Mines Ltd. at a subscription price of Cdn$16.31 per share, increasing its ownership in Ivanhoe Mines by 2.7 per cent to 22.4 per cent. The total consideration for this acquisition is Cdn$244.7 million (US$241 million). The shares are being issued to Rio Tinto in satisfaction of an agreement with Ivanhoe Mines in 2008 to finance equipment for the Oyu Tolgoi copper-gold complex in Mongolia’s South Gobi region. After the completion of the acquisition, Rio Tinto will own 98.6 million shares of Ivanhoe Mines. If Rio Tinto were to execute all of its shares purchase warrants and convert its US$350 million loan into shares it would own approximately 267.6 million shares of Ivanhoe Mines representing 44.0 per cent of Ivanhoe Mines.

On 19 March 2010, Rio Tinto signed a memorandum of understanding with Chinalco to establish a joint venture covering the development and operation of the Simandou iron ore project in Guinea of which Rio Tinto currently own 95 per cent. Chinalco will acquire a 47 per cent interest in the new joint venture by providing US$1.35 billion on an earn-in basis through sole funding of ongoing development work over the next two to three years. Once the funding is complete Rio Tinto and Chinalco’s effective interests in the Simandou project will be 50.35 per cent and 44.65 per cent respectively.

On 31 March 2010, Rio Tinto announced that it had received a binding offer from Sun Capital Partners to acquire the Alcan Beauty Packaging business. The terms of the offer are confidential. A period of exclusivity with Sun Capital Partners has been agreed, and Rio Tinto will respond to this binding offer following consultation with the relevant European works councils. Alcan Beauty Packaging is the only part of Alcan Packaging still owned by Rio Tinto, with the exception of the Medical Flexible operations in the US which are the subject of an agreed transaction with Amcor that is currently under review by the US Department of Justice.

On April 22, 2010 the European Court of Justice issued a judgment that effectively results in Rio Tinto’s plant in Lynemouth not meeting emission requirements set out in the Large Combustion Plant Directive (LCPD) (2001/80/EC). The result of the ruling requires the United Kingdom to ensure Lynemouth is included in the implementation of the directive with a revised National Emission Reduction Plan to be provided by 22 June 2010. The group is currently assessing a number of different available options and therefore the economic impact is uncertain.

Notes to the 2009 Financial statements
49 Share based payments
Rio Tinto plc and Rio Tinto Limited (‘the Companies’) have a number of share based payment plans, which are described in detail in the Remuneration report. These plans have been accounted for in accordance with the fair value recognition provisions of ‘IFRS 2 Share-based Payment’, which means that IFRS 2 has been applied to all grants of employee share based payments that had not vested as at 1 January 2004.
The charge/(credit) that has been recognised in the income statement for Rio Tinto’s share based compensation plans, and the related liability (for cash-settled plans), is set out in the table below.

			Charge/(credit)		Liability at the
		recognised for the year			end of the year
	2009	2008	2007	2009	2008
	US$m	US$m	US$m	US$m	US$m

Equity-settled plans	76	61	39	—	—
Cash-settled plans	101	(83)	181	111	43

Total	177	(22)	220	111	43

Effect of the rights issues
All options and awards outstanding when the rights issues took place have been adjusted to nullify any impact on the economic position of the participant at exercise. For Rio Tinto plc options the fair values and exercise prices have been reduced by the bonus element and the number of options and awards has been increased by the same proportion.
For Rio Tinto Limited awards, ‘top-up’ awards have been granted to increase the number held with a corresponding decrease in the associated fair value. For Rio Tinto Limited options the exercise price has been reduced so that their intrinsic value measured at June 2009 remains unchanged as a result of the rights issue.
The 2008 and 2007 comparatives have been restated as if the rights issue had taken place prior to the 1st January 2007. This is to ensure the figures are comparable with the 2009 results which include the impact of the rights issues.
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
Summary of options outstanding
A summary of the status of the Companies’ equity-settled share option plans at 31 December 2009, and changes during the year ended 31 December 2009, is presented below.

			Weighted
		Weighted	average	Aggregate
		average	remaining	intrinsic
		exercise price	contractual	value
		per option	life	2009
Options outstanding at 31 December 2009	Number	£ / A$	Years	US$m

Rio Tinto plc Share Savings Plan (£9 - £27)	1,474,390	20.90	2.2	31
Rio Tinto Limited Share Savings Plan (A$12 - A$67)	2,139,259	48.17	3.2	51
Rio Tinto plc Share Option Plan (£7 - £48)	5,902,934	17.60	5.9	161
Rio Tinto Limited Share Option Plan (A$16 - A$119)	2,439,297	42.04	6.4	73

	11,955,880			316

As at 31 December 2008 there were 11,922,094 options outstanding with an aggregate intrinsic value of US$19 million.

Options exercisable at 31 December 2009

Rio Tinto plc Share Option Plan (£7 - £23)	3,523,088	14.19	4.2	112
Rio Tinto Limited Share Option Plan (A$16 - A$55)	1,383,290	36.66	5.0	47

	4,906,378			159

As at 31 December 2009, there were no options exercisable under either the Rio Tinto plc or the Rio Tinto Limited Share Savings Plans.

Notes to the 2009 Financial statements
49 Share based payments continued
Share Savings Plans
Awards under these plans are settled in equity and accounted for accordingly. The fair value of each award on the day of grant was estimated using a lattice-based option valuation model, including allowance for the exercise price being at a discount to market price. The key assumptions used in the valuation are noted in the following table.

	Risk-free	Expected	Dividend	Forfeiture	Cancellation	Implied
	interest rate	volatility	yield	rates	rates (a)	lifetime
	%	%	%	%	%	Years

Awards made in 2009
- Rio Tinto plc	1.5-2.8	47.0	1.8	5.0	5.0	2.2-5.2
- Rio Tinto Limited	5.4-5.6	38.0	1.5	5.0	5.0	3.2-5.2

(a)	In addition to the regular cancellation rates above it is assumed that on the anniversary of date of grant a proportion of employees will cancel their awards in favour of new awards if the then share price is less than the exercise price. The proportion assumed is a sliding scale from 20 per cent cancelling if the then share price equals the exercise price to 100 per cent cancelling if the then share price is 75 per cent of the exercise price or less.
Rio Tinto plc — Share Savings Plan

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	2009	2009	2008	2008	2007	2007
	Number	£	Number	£	Number	£

Options outstanding at 1 January	1,661,006	18.88	1,718,565	15.20	1,812,679	11.78
Granted	453,616	22.20	532,423	22.98	392,408	25.17
Forfeited	(57,375)	20.32	(45,695)	16.13	(39,363)	11.82
Exercised	(269,227)	12.02	(465,378)	9.96	(377,020)	9.79
Cancellations	(160,546)	23.93	(66,597)	22.10	(43,669)	16.63
Expired	(153,084)	15.53	(12,312)	12.80	(26,470)	8.56

Options outstanding at 31 December	1,474,390	20.90	1,661,006	18.88	1,718,565	15.20

	2009	2008	2007
	£	£	£

Weighted average fair value, at date of grant, of options granted during the year (£)	9.27	1.55	10.87
Share price, at date of grant, of options granted during the year (£)	29.72	16.94	34.13
Weighted average share price at the time the options were exercised during the year (£)	18.29	39.45	23.58

Comparatives have been updated for the impact of the rights issues as explained in the section ‘Effect of the rights issues’ on page A-68.
Rio Tinto Limited — Share Savings Plan

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	2009	2009	2008	2008	2007	2007
	Number	A$	Number	A$	Number	A$

Options outstanding at 1 January	1,901,417	43.40	2,634,607	30.25	2,748,026	19.89
Granted	1,183,090	48.73	413,271	66.08	548,549	63.16
Forfeited	(95,677)	51.17	(285,641)	43.31	(121,590)	20.94
Exercised	(340,646)	20.96	(797,744)	11.25	(480,955)	11.64
Cancellations	(374,471)	58.39	(46,602)	64.05	(39,126)	25.65
Expired	(134,454)	23.94	(16,474)	9.46	(20,297)	11.61

Options outstanding at 31 December	2,139,259	48.17	1,901,417	43.40	2,634,607	30.25

	2009	2008	2007
	A$	A$	A$

Weighted average fair value, at date of grant, of options granted during the year (A$)	20.89	5.15	34.13
Share price, at date of grant, of options granted during the year (A$)	64.68	52.06	83.82
Weighted average share price at the time the options were exercised during the year (A$)	46.43	101.10	63.99

Comparatives have been updated for the impact of the rights issues as explained in the section ‘Effect of the rights issues’ on page A-68.

Notes to the 2009 Financial statements
49 Share based payments continued
Share Option Plans
The Group has a policy of settling these awards in equity, although the directors at their discretion can offer a cash alternative. The awards are accounted for in accordance with the requirements applying to equity-settled, share based payment transactions. The performance conditions in relation to Total Shareholder Return (‘TSR’) have been incorporated in the measurement of fair value for these awards by modelling the correlation between Rio Tinto’s TSR and that of the index. The relationship between Rio Tinto’s TSR and the index was simulated many thousands of times to derive a distribution which, in conjunction with the lattice-based option valuation model, was used to determine the fair value of the options. The key assumptions are noted in the following table.

	Risk-free	Expected	Dividend	Turnover	Implied
	interest rate	volatility	yield	rates	lifetime
	%	%	%	%	Years

Awards made in 2009
- Rio Tinto plc	2.3	46.0	4.6	3.0	4.4
- Rio Tinto Limited	3.8	36.0	4.1	3.0	4.6

A summary of the status of the Companies’ performance-based share option plans at 31 December 2009, and changes during the year ended 31 December 2009, is presented below.
Rio Tinto plc — Share Option Plan

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	2009	2009	2008	2008	2007	2007
	Number	£	Number	£	Number	£

Options outstanding at 1 January	5,647,992	17.25	6,004,326	15.49	6,277,468	13.49
Granted	1,284,749	16.53	332,519	47.28	951,455	22.55
Forfeited	(112,917)	17.30	(152,870)	26.59	(51,096)	20.43
Exercised	(916,890)	14.03	(535,983)	13.47	(1,173,501)	10.33
Options outstanding at 31 December	5,902,934	17.60	5,647,992	17.25	6,004,326	15.49

	2009	2008	2007
	£	£	£

Weighted average fair value, at date of grant, of options granted during the year (£)	5.49	17.04	5.16
Weighted average share price, at date of grant, of options granted during the year (£)	17.44	46.21	22.70
Weighted average share price at the time the options were exercised during the year (£)	26.89	42.26	32.43

Comparatives have been updated for the impact of the rights issues as explained in the section ‘Effect of the rights issues’ on page A-68.
In addition to the equity-settled options shown above, there were 133,546 cash-settled options outstanding at 31 December 2009. The total liability for these awards at 31 December 2009 was US$4 million (2008: less than US$1 million).
     Rio Tinto Limited — Share Option Plan

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	2009	2009	2008	2008	2007	2007
	Number	A$	Number	A$	Number	A$

Options outstanding at 1 January	2,711,678	38.82	3,351,754	34.73	3,540,588	27.42
Granted	540,422	33.45	63,633	118.07	568,638	59.02
Forfeited	(43,559)	40.24	(45,231)	80.12	(20,504)	55.46
Exercised	(769,244)	24.73	(658,478)	22.83	(736,968)	15.77
Options outstanding at 31 December	2,439,297	42.04	2,711,678	38.82	3,351,754	34.73

	2009	2008	2007
	A$	A$	A$

Weighted average fair value, at date of grant, of options granted during the year (A$)	13.35	44.04	14.37
Weighted average share price, at date of grant, for options granted during the year (A$)	40.03	103.48	59.60
Weighted average share price at the time the options were exercised during the year (A$)	54.35	108.92	80.48

Comparatives have been updated for the impact of the rights issues as explained in the section ‘Effect of the rights issues’ on page A-68.
In addition to the equity-settled options shown above there were 44,717 cash-settled options outstanding at 31 December 2009. The total liability for these awards at 31 December 2009 was US$2 million (2008: less than US$1 million)
Share Ownership Plan
The fair values of awards of Matching and Free Shares made by Rio Tinto are taken to be the market value of the shares on the date of purchase. These awards are settled in equity. The total fair value of shares awarded during the year was US$1 million (2008 and 2007: US$2 million).

Notes to the 2009 Financial statements
49 Share based payments continued
Mining Companies Comparative Plan
Awards under this plan are accounted for in accordance with the requirements applying to cash-settled, share based payment transactions. If any awards are ultimately settled in shares, the liability is transferred direct to equity as the consideration for the equity instruments issued. The grant date fair values of the awards made prior to 2008 are taken to be the market value of the shares at the date of award reduced by 50 per cent for anticipated relative TSR performance. The grant date fair value of the awards made in 2008 and 2009 were calculated using a Monte Carlo simulation model. In addition, for the valuations after 2005, the market value is reduced for non receipt of dividends between measurement date and date of vesting (excluding awards for executive directors and product group chief executive officers). Forfeitures are assumed prior to vesting at three per cent per annum of outstanding awards, except for the 2009 awards where no allowance has been made for forfeitures. In accordance with the method of accounting for cash-settled awards, fair values are subsequently remeasured each year to reflect the market price of shares at the measurement date and the number of awards expected to vest based on the current and anticipated TSR performance. This remeasurement at 31 December 2008 and 31 December 2009 was calculated using a Monte Carlo simulation model.
A summary of the status of the Companies’ performance-based share plans at 31 December 2009, and changes during the year, is presented below.
Rio Tinto plc — Mining Companies Comparative Plan

		Weighted		Weighted		Weighted
		average		average		average
		fair value		fair value		fair value
		at grant		at grant		at grant
		date		date		date
	2009	2009	2008	2008	2007	2007
	Number	£	Number	£	Number	£

Non vested shares at 1 January	3,148,648	12.21	3,847,057	7.11	3,362,011	6.08
Awarded	191,887	13.56	471,804	39.71	871,437	10.41
Forfeited	(31,116)	16.19	(173,640)	13.43	(54,920)	8.59
Failed performance conditions	(145,215)	5.81	(534,881)	5.33	(268,315)	5.17
Vested	(840,023)	5.81	(461,692)	5.33	(63,156)	5.17

Non-vested shares at 31 December	2,324,181	14.98	3,148,648	12.21	3,847,057	7.11

Weighted average share price at date of vesting (£)		16.13		45.38		23.12

	2009	2008	2007
	£’000	£’000	£’000

Total fair value of shares issued in settlement of awards vested during the year	4,801	6,486	457
Total cash payments made in settlement of shares vested during the year	9,236	14,628	1,003

	2009	2008	2007

Total number of shares issued in settlement of awards vested during the year	292,719	141,146	19,774

Comparatives have been updated for the impact of the rights issues as explained in the section ‘Effect of the rights issues’ on page A-68.
Rio Tinto Limited — Mining Companies Comparative Plan

		Weighted		Weighted		Weighted
		average		average		average
		fair value		fair value		fair value
		at grant		at grant		at grant
		date		date		date
	2009	2009	2008	2008	2007	2007
	Number	A$	Number	A$	Number	A$

Non-vested shares at 1 January	2,162,867	26.97	2,674,827	19.03	2,296,328	15.99
Awarded	32,284	32.74	209,521	88.42	645,469	28.84
Forfeited	(36,541)	35.13	(40,807)	45.31	(48,166)	25.90
Failed performance conditions	(87,442)	15.03	(384,978)	13.58	(180,418)	14.46
Vested	(555,525)	15.03	(295,696)	13.58	(38,386)	14.53

Non-vested shares at 31 December	1,515,643	31.97	2,162,867	26.97	2,674,827	19.03

Weighted average share price at date of vesting (A$)		39.80		108.13		61.48

	2009	2008	2007
	A$’000	A$’000	A$’000

Total fair value of shares issued in settlement of awards vested during the year	7,261	14,706	879
Total cash payments made in settlement of shares vested during the year	17,088	19,217	1,604
Total cash payments made in settlement of shares vested during previous years	—	141	—

	2009	2008	2007

Total number of shares issued in settlement of awards vested during the year	175,916	129,845	13,648

Comparatives have been updated for the impact of the rights issues as explained in the section ‘Effect of the rights issues’ on page A-68.

Notes to the 2009 Financial statements
49 Share based payments continued
Management Share Plan
The Management Share Plan was introduced during 2007 to provide conditional share-based awards to management. The vesting of these awards is dependent on service and/or performance based conditions being met. The awards will be settled in equity including the dividends accumulated from date of award to vesting. The awards are accounted for in accordance with the requirements applying to equity-settled share based payment transactions. The fair value of each award on the day of grant is equal to the share price on the day of grant less a small adjustment for the timing of dividends. Forfeitures are assumed prior to vesting at five per cent per annum of outstanding awards.
A summary of the status of the Companies’ share plans at 31 December 2009, and changes during the year, is presented below.
Rio Tinto plc — Management Share Plan

		Weighted		Weighted		Weighted
		average		average		average
		fair value		fair value		fair value
		at grant		at grant		at grant
		date		date		date
	2009	2009	2008	2008	2007	2007
	Number	£	Number	£	Number	£

Non-vested awards at 1 January	862,850	36.89	416,673	24.95	—	—
Awarded	1,593,271	17.84	533,569	45.56	442,644	24.85
Forfeited	(196,816)	25.77	(57,603)	33.30	(23,462)	23.41
Vested	(127,497)	31.50	(29,789)	32.15	(2,509)	22.43

Non-vested awards at 31 December	2,131,808	24.00	862,850	36.89	416,673	24.95

		Weighted		Weighted		Weighted
		average		average		average
		share price		share price		share price
	2009	2009	2008	2008	2007	2007
	Number	£	Number	£	Number	£

Shares issued in respect of vested awards during the year	127,497	22.77	4,605	40.19	2,508	36.14

Comparatives have been updated for the impact of the rights issues as explained in the section ‘Effect of the rights issues’ on page A-68.
In addition to the equity-settled awards shown above, there were 145,258 cash-settled awards outstanding at 31 December 2009. The total liability for these awards at 31 December 2009 was US$6 million (2008: US$3 million).
Rio Tinto Limited — Management Share Plan

		Weighted		Weighted		Weighted
		average		average		average
		fair value		fair value		fair value
		at grant		at grant		at grant
		date		date		date
	2009	2009	2008	2008	2007	2007
	Number	A$	Number	A$	Number	A$

Non-vested awards at 1 January	511,643	84.06	328,288	67.65	—	—
Awarded	735,282	43.30	222,542	106.87	342,045	67.45
Forfeited	(119,565)	65.25	(35,123)	77.18	(12,072)	62.80
Vested	(36,557)	71.77	(4,064)	67.51	(1,685)	61.83

Non-vested awards at 31 December	1,090,803	59.06	511,643	84.06	328,288	67.65

		Weighted		Weighted		Weighted
		average		average		average
		share price		share price		share price
	2009	2009	2008	2008	2007	2007
	Number	A$	Number	A$	Number	A$

Shares issued in respect of vested awards during the year	36,557	50.42	3,503	95.27	1,685	77.83

Comparatives have been updated for the impact of the rights issues as explained in the section ‘Effect of the rights issues’ on page A-68.
In addition to the equity-settled awards shown above there were 9,593 cash-settled awards outstanding at 31 December 2009. The total liability for these awards at 31 December 2009 was less than US$1 million (2008: less than US$1 million).

Notes to the 2009 Financial statements
49 Share based payments continued
Bonus Deferral Plan
The Bonus Deferral Plan was introduced during 2009 and is made up of two parts; the Bonus Deferral Award and the Company Contributed Award. The Bonus Deferral Award was established for the mandatory deferral of 100 per cent of the 2008 Bonus for executive directors and product group executives and 50 per cent of the 2008 Bonus for other executives. In addition, in order to enhance retention of key employees the Company Contributed Award was made in respect of 25 per cent of the gross annual basic salary for other executives. The vesting of these awards is dependent only on service conditions being met. The awards will be settled in equity including the dividends accumulated from date of award to vesting. The awards are accounted for in accordance with the requirements applying to equity-settled share based payment transactions. The fair value of each award on the day of grant is equal to the share price on the day of grant less the a small adjustment for the timing of dividends vesting. Forfeitures are assumed prior to vesting at three per cent per annum of outstanding awards.
A summary of the status of the Companies’ share plans at 31 December 2009, and changes during the year, is presented below.
Rio Tinto plc — Bonus Deferral Plan

		Weighted
		average
		fair value
		at grant
		date
	2009	2009
	Number	£

Non-vested awards at 1 January	—	—
Awarded	536,149	17.32
Forfeited	(4,907)	17.32
Vested	(43,329)	17.32

Non-vested awards at 31 December	487,913	17.32

		Weighted
		average
		share price
		at grant
		date
	2009	2009
	Number	£

Shares issued in respect of vested awards during the year	9,171	29.75

In addition to the equity-settled awards shown above, there were 8,000 cash-settled awards outstanding at 31 December 2009. The total liability for these awards at 31 December was less than US$1 million.
Rio Tinto Limited — Bonus Deferral Plan

		Weighted
		average
		fair value
		at grant
		date
	2009	2009
	Number	A$

Non-vested awards at 1 January	—	—
Awarded	278,405	41.75
Forfeited	(13,460)	41.75
Vested	(13,006)	41.75

Non-vested awards at 31 December	251,939	41.75

		Weighted
		average
		share price
		at grant
		date
	2009	2009
	Number	A$

Shares issued in respect of vested awards during the year	9,714	53.13

Notes to the 2009 Financial statements
50	Post retirement benefits
Description of plans

The Group operates a number of pension and post retirement healthcare plans around the world. Some of these plans are defined contribution and some are defined benefit, with assets held in separate trusts, foundations and similar entities. Valuations of these plans are produced and updated annually to 31 December by qualified actuaries. Plans that were previously sponsored by the Alcan Packaging business were previously excluded from this note and reflected in the value of the assets held for sale. Any plans that are not now expected to be sold with these businesses are now reflected in this note rather than within ‘Assets held for sale’.

Rio Tinto has a number of retirement plans which, within the same legal arrangement, have sections providing benefits on a defined benefit basis and sections providing benefits on a defined contribution basis. In prior years these arrangements were presented as a defined benefit plan only, although they had characteristics of both types of plan. Those sections providing benefits on a defined contribution basis are now presented as defined contribution plans. The comparative information in all of the tables in this note has been adjusted to conform to the current year presentation. The comparative statements of financial position, income statements and statements of comprehensive income were not affected by this change.

Pension plans

The majority of the Group’s pension obligations are in Canada, the UK, the US, Switzerland and the Eurozone. There are some defined benefit obligations in Australia but the retirement arrangements there are predominantly defined contribution. In general the Group has a policy of moving towards defined contribution provision.

There are a number of pension arrangements in the UK. The defined benefit sections of these arrangements are linked to final pay and are closed to new members, with new employees being admitted to defined contribution sections.

In Australia, the main arrangements are principally defined contribution in nature but there are sections providing defined benefits linked to final pay, typically paid in lump sum form.

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

Post retirement healthcare plans

Certain subsidiaries of the Group, mainly in the US and Canada, provide health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependants. Eligibility for cover is dependent upon certain age and service criteria. These arrangements are unfunded, and are included in the figures below.

Plan assets

The proportions of the total fair value of assets in the pension plans for each asset class at the balance sheet date were:

	2009	2008 (a)

Equities	54.9%	51.3%
Bonds	33.6%	36.6%
Property	5.5%	7.1%
Other	6.0%	5.0%

	100.0%	100.0%

(a)	Prior year comparatives have been adjusted to conform to the current year presentation. The sections providing benefits on a defined contribution basis are now presented as defined contribution plans. Further details are provided above.
The assets of the plans are generally managed on a day-to-day basis by external specialist fund managers. These managers may invest in the Group’s securities subject to limits imposed by the relevant fiduciary committees and local legislation. The approximate total holding of Group securities within the plans is US$19 million (2008: $6 million).

Main assumptions (rates per annum)

The main assumptions for the valuations of the plans under IAS 19 are set out below. Information on the sensitivity of the results to the main assumptions is set out in the sensitivity section on page A-77.

							Other
							(mainly
	UK	Australia(a)	US	Canada	Eurozone	Switzerland	Africa)(b)
| | | | | | |
At 31 December 2009
Rate of increase in salaries	5.0%	4.1%	4.0%	3.5%	2.4%	2.7%	7.7%
Rate of increase in pensions	3.4%	2.4%	—	0.8%	1.5%	—	5.7%
Discount rate	5.5%	4.8%	5.9%	6.5%	5.2%	2.9%	8.9%
Inflation	3.5%	2.4%	2.5%	2.3%	2.1%	1.5%	5.7%

At 31 December 2008
Rate of increase in salaries	4.4%	3.9%	3.0%	2.7%	2.4%	2.7%	6.2%
Rate of increase in pensions	2.7%	1.5%	—	0.4%	1.6%	—	4.2%
Discount rate	6.3%	3.3%	6.1%	7.4%	5.6%	3.3%	7.3%
Inflation	2.8%	2.0%	1.5%	1.4%	1.8%	1.5%	4.2%

(a)	The discount rate shown for Australia is after tax.

(b)	The assumptions vary by location for the ‘Other’ plans. Assumptions shown are for Southern Africa.
The main financial assumptions used for the healthcare plans, which are predominantly in the US and Canada, were: discount rate: 6.0 per cent (2008: 6.5 per cent), medical trend rate: 7.5 per cent reducing to 5.1 per cent by the year 2015 broadly on a straight line basis (2008: 7.0 per cent, reducing to 5.0 per cent by the year 2015), claims costs based on individual company experience.

For both the pension and healthcare arrangements the post retirement mortality assumptions allow for future improvements in longevity. The mortality tables used imply that a man aged 60 at the balance sheet date has a weighted average expected future lifetime of 24 years (2008: 24 years) and that a man aged 60 in 2029 would have a weighted average expected future lifetime of 26 years (2008: 26 years).

Notes to the 2009 Financial statements

50	Post retirement benefits continued

							Other
							(mainly
	UK	Australia	US	Canada	Eurozone	Switzerland	Africa)(a)

Long term rate of return expected at 1 January 2009
Equities	7.4%	7.0%	7.6%	7.2%	7.4%	6.5%	11.1%
Bonds	4.5%	3.9%	4.0%	5.2%	3.8%	3.1%	7.1%
Property	5.5%	5.0%	5.1%	5.2%	5.4%	4.5%	9.1%
Other	3.6%	2.4%	2.3%	2.2%	2.5%	2.4%	5.0%

Long term rate of return expected at 1 January 2008
Equities	7.7%	9.1%	7.7%	7.4%	7.7%	6.6%	11.4%
Bonds	4.9%	5.9%	5.0%	4.4%	4.5%	3.4%	7.9%
Property	6.0%	7.2%	6.0%	5.7%	6.0%	4.9%	9.7%
Other	4.2%	3.7%	3.2%	3.0%	3.0%	2.3%	6.3%

(a)	The assumptions vary by location for the ‘Other’ plans. Assumptions shown are for Southern Africa.
The expected rate of return on pension plan assets is determined as management’s best estimate of the long term returns of the major asset classes — equities, bonds, property and other — weighted by the allocation of assets among the categories at the measurement date. The expected rate of return is calculated using geometric averaging. The expected rates of return shown have been reduced to allow for plan expenses including, where appropriate, taxes incurred within pension plans on investment returns. Based on the assumptions made and the distribution of assets the weighted average expected return on assets as at 1 January 2009 was 5.9 per cent (2008: 6.4 per cent) and is expected to be 6.4 per cent as at 1 January 2010.

The sources used to determine management’s best estimate of long term returns are numerous and include country-specific bond yields, which may be derived from the market using local bond indices or by analysis of the local bond market, and country-specific inflation and investment market expectations derived from market data and analysts’ or governments’ expectations as applicable.

Total expense recognised in the income statement

			2009	2008	2007
	Pension	Other	Total	Total	Total
	benefits	benefits	US$m	US$m	US$m

Current employer service cost for defined benefit plans	(178)	(15)	(193)	(285)	(251)
Interest cost	(771)	(55)	(826)	(882)	(402)
Expected return on assets	581	—	581	857	436
Past service cost	(15)	4	(11)	(3)	17
Gains on curtailment and settlement	72	52	124	5	—

Total defined benefit expense	(311)	(14)	(325)	(308)	(200)

Current employer service cost for Defined Contribution and Industry-wide plans	(199)	—	(199)	(194)	(40)

Total expense recognised in the income statement	(510)	(14)	(524)	(502)	(240)

The above expense amounts are included as an employee cost within net operating costs. In 2009, US$61 million (pre-tax) of curtailment and settlement gains relating to the sale of businesses have been excluded from Underlying earnings (2008 and 2007: nil).

Total amount recognised in other comprehensive income before tax

	2009	2008	2007
	US$m	US$m	US$m

Actuarial losses	(919)	(1,666)	141
(Loss)/gain on currency translation on plans using US dollar functional currency	(70)	321	—
Gain on application of asset limit	19	26	—

Total loss recognised in other comprehensive income (a)	(970)	(1,319)	141

Cumulative amount recognised in other comprehensive income at 31 December	(1,800)	(830)	489

(a)	Actuarial loss includes US$126 million loss related to equity accounted units (2008: US$5 million loss; 2007: US$4 million loss).
(Deficits)/surpluses in the plans

The following amounts were measured in accordance with IAS 19 at 31 December:

			2009	2008(a)	2007(a)	2006(a)	2005(a)
	Pension	Other	Total	Total	Total	Total	Total
	benefits	benefits	US$m	US$m	US$m	US$m	US$m

Total fair value of plan assets	12,406	1	12,407	9,306	14,350	4,656	4,069
Present value of obligations — funded	(15,138)	(10)	(15,148)	(11,044)	(14,822)	(4,472)	(4,269)
Present value of obligations — unfunded	(1,071)	(1,314)	(2,385)	(1,784)	(2,089)	(597)	(596)

Present value of obligations — total	(16,209)	(1,324)	(17,533)	(12,828)	(16,911)	(5,069)	(4,865)

Unrecognised past service cost	—	(7)	(7)	(12)	(2)	3	—

Effect of asset limit	—	—	—	(19)	(45)	—	—

Aggregate (deficit) to be shown in the statement of financial position	(3,803)	(1,330)	(5,133)	(3,553)	(2,608)	(410)	(796)

Comprising:

- Deficits	(3,820)	(1,330)	(5,150)	(3,713)	(3,313)	(770)	(996)

- Surpluses	17	—	17	160	705	360	200

Net (deficits)/surpluses on pension plans	(3,803)	—	(3,803)	(2,648)	(1,519)	48	(324)
Unfunded post retirement healthcare obligation	—	(1,330)	(1,330)	(905)	(1,089)	(458)	(472)

(a)	Prior year comparatives have been adjusted to conform to the current year presentation. The sections providing benefits on a defined contribution basis are now presented as defined contribution plans. Further details are provided on page A-74.
The surplus amounts shown above are included in the statement of financial position as Trade and other receivables. See note 17. Deficits are shown in the statement of financial position as Post retirement benefits. See note 27.

       Notes to the 2009 Financial statements
50	Post retirement benefits continued

Contributions to plans

Contributions to defined benefit pension plans during 2009 totalled US$560 million (2008: US$421 million; 2007: US$90 million). Contributions of US$190 million (2008: US$184 million; 2007: US$146 million) were made to defined contribution arrangements and US$9 million (2008: US$10 million; 2007: US$10 million) to industry-wide plans; these are charged against profits and are included in the figures for defined contribution current employer service costs shown above.

Contributions for other benefits totalled US$46 million (2008: US$53 million; 2007: US$30 million).

Contributions to defined benefit pension plans for 2010 are estimated to be around US$200 million higher than for 2009. The increase relates to UK, Canada and the US where the impact of the global financial crisis is now included in the funding valuations. Furthermore, the inclusion of plans which were previously classified within ‘Assets and liabilities held for sale’ contributed to the increase. Healthcare plans are generally unfunded and contributions for future years will be equal to benefit payments and therefore cannot be predetermined.

Movements in the present value of the defined benefit obligation and in the fair value of assets

The amounts shown below include, where appropriate, 100 per cent of the costs, contributions, gains and losses in respect of employees who participate in the plans and who are employed in operations that are proportionally consolidated or equity accounted. Consequently, the costs, contributions, gains and losses do not correspond directly to the amounts disclosed above in respect of the Group. Defined contribution plans and industry-wide plans are excluded from the movements below.

			2009	2008(a)
	Pension	Other	Total	Total
	benefits	benefits	US$m	US$m

Change in present value of obligation:
Present value of obligation at start of the year	(11,935)	(893)	(12,828)	(16,911)
Current employer service cost	(189)	(15)	(204)	(285)
Interest cost	(771)	(55)	(826)	(882)
Contributions by plan participants	(119)	(2)	(121)	(93)
Experience (loss)/gain	(155)	16	(139)	(37)
Changes in actuarial assumptions (loss)/gain	(1,601)	(70)	(1,671)	1,684
Benefits paid	903	48	951	1,014
Previously in Assets held for sale (b)	(1,291)	(365)	(1,656)	—
Inclusion of arrangements	—	(3)	(3)	(3)
No longer consolidated	—	21	21	—
Past service cost	(15)	4	(11)	8
Curtailments	48	32	80	6
Settlements	161	20	181	28
Currency exchange rate (loss)/gain	(1,245)	(62)	(1,307)	2,643

Present value of obligation at end of the year	(16,209)	(1,324)	(17,533)	(12,828)

Gains and losses on obligations	2009	2008(a)	2007(a)	2006(a)	2005(a)

Experience (losses)/gains: (i.e. variances between the estimate of obligations and the subsequent outcome)	(139)	(37)	(41)	(7)	246
As a percentage of the present value of the year end obligations	(1)%	0%	0%	0%	6%

Change in assumptions (loss)/gain (US$m)	(1,671)	1,684	315	124	(180)

(a)	Prior year comparatives have been adjusted to conform to the current year presentation. The sections providing benefits on a defined contribution basis are now presented as defined contribution plans. Further details are provided on page A-74.

(b)	Plans that were previously sponsored by the Rio Tinto Alcan Packaging business were previously excluded from this note and reflected in the value of the assets and liabilities held for sale. Any plans that are not now expected to be sold with these businesses are now reflected in this note rather than within ‘Assets held for sale’.

			2009	2008(a)
	Pension	Other	Total	Total
	benefits	benefits	US$m	US$m

Change in plan assets:
Fair value of plan assets at the start of the year	9,306	—	9,306	14,350
Expected return on plan assets	581	—	581	857
Actuarial gain/(loss) on plan assets	891	—	891	(3,308)
Contributions by plan participants	119	2	121	93
Contributions by employer	581	46	627	482
Benefits paid	(903)	(48)	(951)	(1,014)
Previously in Assets held for sale (b)	881	1	882	—
Inclusion of arrangements	—	—	—	8
Refunds of contributions	(27)	—	(27)	—
Settlements	(137)	—	(137)	(29)
Currency exchange rate gain/(loss)	1,114	—	1,114	(2,133)

Fair value of plan assets at the end of the year	12,406	1	12,407	9,306

Actual return on plan assets			1,472	(2,451)

	2009	2008(a)	2007(a)	2006(a)	2005(a)

Difference between the expected and actual return on plan assets:
Gain/(loss) (US$m)	891	(3,308)	(129)	256	116
As a percentage of year end plan assets	7%	(36%)	(1%)	5%	3%

(a)	Prior year comparatives have been adjusted to conform to the current year presentation. The sections providing benefits on a defined contribution basis are now presented as defined contribution plans. Further details are provided on page A-74.
(b)	Plans that were previously sponsored by the Rio Tinto Alcan Packaging business were previously excluded from this note and reflected in the value of the assets and liabilities held for sale. Any plans that are not now expected to be sold with these businesses are now reflected in this note rather than within ‘Assets and liabilities held for sale’.

Notes to the 2005 Financial statements
50	Post retirement benefits continued

Sensitivity

The values reported for the defined benefit pension obligations are sensitive to the actuarial assumptions used for projecting future benefit payments and discounting those payments. The approximate sensitivities to the principal assumptions used to measure the obligations are:

		Approximate decrease/
		(increase) in obligations
		Pensions	Other
Assumption	Change in assumption	US$m	US$m

Discount rate	increase of 0.5 percentage points	892	70
	decrease of 0.5 percentage points	(949)	(74)

Inflation	increase of 0.5 percentage points	(540)	(51)
	decrease of 0.5 percentage points	513	43

Salary increases	increase of 0.5 percentage points	(120)	(2)
	decrease of 0.5 percentage points	116	2

Demographic – allowance for future improvements in longevity	participants assumed to have the mortality rates of individuals who are one year older	356	27
	participants assumed to have the mortality rates of individuals who are one year younger	(356)	(27)

Post retirement healthcare — sensitivity to changes in assumptions

An increase of one per cent in the assumed medical cost trend rates would increase the aggregate of the current service cost and interest cost components of the post retirement healthcare expense by US$6 million (2008: US$8 million; 2007: US$5 million), and increase the benefit obligation for these plans by US$98 million (2008:US$85 million; 2007: US$89 million). A decrease of one per cent in the assumed medical cost trend rates would decrease the aggregate of the current service cost and interest cost components of the post retirement healthcare expense by US$5 million (2008:US$7 million; 2007: US$5 million), and decrease the benefit obligation for these plans by US$83 million (2008: US$75 million; 2007: US$77 million).

Notes to the 2009 Financial statements

51	Rio Tinto Financial information by business unit Years ended 31 December US$ millions

	Rio Tinto
	interest		Gross Revenue				EBITDA (b)		Net earnings(c)
	%		2009	2008	2007	2009	2008	2007	2009	2008	2007

Iron Ore
Hamersley (inc. HIsmelt®) (d)	100.0		8,874	11,006	6,155	5,190	7,038	3,427	3,283	4,642	2,151
Robe River (e)	53.0		2,186	2,728	1,640	1,422	1,983	991	718	1,062	503
Iron Ore Company of Canada	58.7		1,006	2,065	943	344	1,251	298	112	443	104
Rio Tinto Brasil	(f	)	30	176	61	(15)	73	(1)	(19)	44	(12)
Dampier Salt	68.4		453	377	269	203	95	51	88	40	13

Product group operations			12,549	16,352	9,068	7,144	10,440	4,766	4,182	6,231	2,759
Evaluation projects/other			49	175	125	(32)	(228)	(98)	(56)	(214)	(95)

			12,598	16,527	9,193	7,112	10,212	4,668	4,126	6,017	2,664

Aluminium	(g	)
Product group operations			11,992	18,253	6,150	582	4,023	1,607	(587)	1,342	1,073
Evaluation projects/other			46	44	50	12	(87)	(28)	9	(71)	(22)

			12,038	18,297	6,200	594	3,936	1,579	(578)	1,271	1,051

Copper
Kennecott Utah Copper	100.0		2,368	2,609	3,539	1,449	1,587	2,614	818	998	1,649
Escondida	30.0		2,039	2,402	3,103	1,327	1,464	2,510	748	836	1,525
Grasberg joint venture	(h	)	991	53	461	706	38	296	385	4	159
Palabora	57.7		635	560	689	123	167	202	17	49	58
Northparkes	80.0		173	124	371	98	(1)	212	53	(12)	137

Product group operations			6,206	5,748	8,163	3,703	3,255	5,834	2,021	1,875	3,528
Evaluation projects/other			—	—	—	(229)	(395)	(200)	(155)	(278)	(155)

			6,206	5,748	8,163	3,474	2,860	5,634	1,866	1,597	3,373

Energy
US Coal	(i	)	1,813	1,869	1,560	497	397	331	257	147	132
Rio Tinto Coal Australia	(j	)	3,870	5,142	2,272	1,799	2,900	510	1,013	1,721	246
Rössing	68.6		403	548	486	83	260	235	24	101	95
Energy Resources of Australia	68.4		620	418	303	358	352	135	138	141	38

Product group operations			6,706	7,977	4,621	2,737	3,909	1,211	1,432	2,110	511
Evaluation projects/other			3	41	29	(15)	461	(29)	(12)	471	(13)

			6,709	8,018	4,650	2,722	4,370	1,182	1,420	2,581	498

Diamonds & Minerals
Diamonds	(k	)	450	840	1,020	(7)	395	539	(68)	137	280
Rio Tinto Iron and Titanium	(l	)	1,284	1,919	1,673	209	755	471	(9)	295	164
Rio Tinto Minerals	(m	)	882	1,061	965	187	183	176	78	86	71

Product group operations			2,616	3,820	3,658	389	1,333	1,186	1	518	515
Evaluation projects/other			2	—	115	820	(41)	(46)	799	(44)	(40)

			2,618	3,820	3,773	1,209	1,292	1,140	800	474	475

Other Operations			4,743	7,378	1,598	(30)	127	327	(188)	(133)	167

Inter-segment transactions			(876)	(1,723)	(59)	(28)	58	—	(28)	25	—
Other items						(719)	(378)	(635)	(547)	(366)	(540)
Central exploration and evaluation						(22)	(160)	25	5	(133)	20
Net interest									(578)	(1,030)	(265)

Underlying earnings			44,036	58,065	33,518	14,312	22,317	13,920	6,298	10,303	7,443
Items excluded from Underlying earnings						159	1,553	(309)	(1,426)	(6,627)	(131)
Less share of equity accounted units sales revenue			(2,211)	(3,801)	(3,818)

Total			41,825	54,264	29,700	14,471	23,870	13,611	4,872	3,676	7,312

Depreciation and amortisation in subsidiaries						(3,427)	(3,475)	(2,115)
Impairment charges						(1,573)	(8,030)	(58)
Depreciation and amortisation in equity accounted units						(440)	(414)	(310)
Taxation and finance items in equity accounted units						(739)	(718)	(973)

Profit before finance items and taxation						8,292	11,233	10,155

Refer to notes a) to m) on page A-79.

51	Rio Tinto Financial information by business unit continued Years ended 31 December

							Depreciation &		Operating
	Rio Tinto		Capital expenditure (n)				Amortisation		assets (o)		Employees
	interest		2009	2008	2007	2009	2008	2007	2009	2008	2009	2008	2007
	%		US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	Number	Number	Number

Iron Ore
Hamersley (inc. HIsmelt®) (d)	100.0		1,337	1,860	1,597	506	466	352	7,530	5,170	6,556	6,321	4,786
Robe River (e)	53.0		599	683	241	140	111	104	2,751	1,622	1,114	1,011	873
Iron Ore Company of Canada	58.7		180	256	163	86	83	78	808	482	2,027	2,094	1,939
Rio Tinto Brasil	(f	)	11	146	30	3	14	9	5	207	666	841	657
Dampier Salt	68.4		21	27	20	18	21	21	179	154	405	394	376
Other			—	24	34	10	10	3	(10)	(3)	607	448	375

			2,148	2,996	2,085	763	705	567	11,263	7,632	11,375	11,109	9,006

Aluminium	(g	)	1,690	2,417	549	1,551	1,543	564	35,992	34,735	22,919	24,634	8,563

Copper
Kennecott Utah Copper	100.0		176	316	282	296	246	251	1,533	1,750	1,878	1,915	1,854
Escondida	30.0		213	120	170	104	98	98	1,399	849	997	960	876
Grasberg joint venture	(h	)	79	32	76	47	25	24	378	426	2,162	2,185	2,047
Palabora	57.7		16	40	27	67	57	41	(2)	117	2,030	2,116	2,072
Northparkes	80.0		17	105	55	25	15	22	301	187	186	210	208
Other			52	191	22	2	1	1	1,419	894	359	143	162

			553	804	632	541	442	437	5,028	4,223	7,612	7,529	7,219

Energy
US Coal	(i	)	176	204	226	99	150	131	(89)	1,090	2,388	2,477	2,435
Rio Tinto Coal Australia	(j	)	456	449	226	205	194	165	2,040	1,134	3,289	3,206	2,832
Rössing	68.6		24	73	57	27	20	13	324	229	1,415	1,307	1,175
Energy Resources of Australia	68.4		30	144	80	64	51	50	263	212	521	448	365

			686	870	589	395	415	359	2,538	2,665	7,613	7,438	6,807

Diamonds & Minerals
Diamonds	(k	)	250	652	525	104	175	181	1,293	1,340	1,040	1,401	1,291
Rio Tinto Iron and Titanium	(l	)	247	563	494	129	118	119	2,626	2,125	4,121	4,105	3,854
Rio Tinto Minerals	(m	)	22	63	51	57	68	61	693	792	2,214	2,580	2,512
Other			—	5	17	—	—	—	—	30	—	103	64

			519	1,283	1,087	290	361	361	4,612	4,287	7,375	8,189	7,721

Other Operations			228	458	184	216	332	80	1,756	3,375	14,021	14,901	3,525

Net assets held for sale	(p	)	—	—	—	—	—	—	3,462	3,204	27,732	28,386	5,680
Other items			54	151	144	111	91	57	(1,959)	(811)	3,347	3,599	3,156
Less: equity accounted units			(522)	(491)	(302)	(440)	(414)	(310)

Total			5,356	8,488	4,968	3,427	3,475	2,115	62,692	59,310	101,994	105,785	51,677

Less: Net debt									(18,861)	(38,672)

Total Rio Tinto shareholders’ equity									43,831	20,638

Business units have been classified according to the Group’s management structure. Generally, business units are allocated to product groups based on their primary product. The Energy group includes both coal and uranium businesses. The Diamonds & Minerals product group includes businesses with products such as borates, talc and titanium dioxide feedstock together with diamonds operations. The Copper group includes certain gold operations in addition to copper. The Aluminium group excludes Alcan Engineered Products which is included in ‘Other Operations’ and Alcan Packaging which is included in ‘Net assets held for sale’
The following changes have been made to the way Rio Tinto presents its financial information by business unit during 2009: The Diamonds & Minerals product group has been reinstated alongside the Iron Ore, Copper, Aluminium and Energy product groups. This reflects Rio Tinto’s corporate strategy of investing in and operating large, long-term, cost competitive mines and businesses, driven not by choice of commodity but by the quality of each opportunity. Alcan Engineered Products was reclassified from ‘Aluminium’ to ‘Other Operations’ during the year. Information for 2008 has been reclassified accordingly.
Post retirement assets/(liabilities), net of tax and minorities, which were previously included in Business Units’ operating assets (including equity accounted units), are now classified as central items. 2008 comparatives have been reclassified accordingly.

(a)	Gross sales revenue includes 100 per cent of subsidiaries’ sales revenue and the Group’s share of the sales revenue of equity accounted units (after adjusting for intra-subsidiary/equity accounted unit sales).

(b)	EBITDA of subsidiaries and the Group’s share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation.

Underlying EBITDA excludes the same items that are excluded from Underlying earnings

(c)	Net earnings represent profit after tax for the year attributable to the shareholders of the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of discount related to provisions. Earnings attributable to equity accounted units include interest charges and amortisation of discount except that, from 2009 onwards, RBM earnings are before charging interest on third party debt. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings.

(d)	Includes Rio Tinto’s interests in Hamersley (100 per cent) and HIsmelt(R) (60 per cent).

(e)	The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group’s net beneficial interest is, therefore, 53 per cent, net of amounts attributable to outside equity shareholders.

(f)	Rio Tinto completed the sale of its 100 per cent interest in the Corumbá mine, effective 18 September 2009.

(g)	Includes the Alcan group acquired in 2007, excluding Alcan Packaging which is shown as an ‘Asset held for sale’, and excluding Alcan Engineered Products which is shown as part of ‘Other Operations’, together with the aluminium businesses previously owned by Rio Tinto.

(h)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(i)	As a result of the IPO of Cloud Peak Energy Inc., on 20 November 2009, Rio Tinto now holds a 48.3 per cent interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1 percent interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America but are now managed by Cloud Peak Energy. Rio Tinto completed the sale of its 100 per cent interest in the Jacobs Ranch mine on 1 October 2009. US Coal also includes the Group’s 100 per cent interest in Colowyo mine.

(j)	Includes Rio Tinto’s 75.7 per cent interest in Coal and Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto. The Group owns a 40 per cent interest in Bengalla and an 80 per cent interest in Mount Thorley through its investment in Coal and Allied, giving a beneficial interest in those companies to the Group of 30.3 per cent and 60.6 per cent, respectively.

(k)	Diamonds includes Rio Tinto’s interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).

(l)	Includes Rio Tinto’s interests in Rio Tinto Fer et Titane (RTFT) (100 per cent), QMM (80 per cent) and Richards Bay Minerals (RBM) (attributable interest of 37 per cent). RBM’s net earnings for 2009 onwards exclude interest charges on third party debt and its operating assets are shown before deducting net debt.

(m)	Includes Rio Tinto’s interests in Rio Tinto Borax (100 per cent) and Luzenac Talc (100 per cent).

(n)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.

(o)	Operating assets of subsidiaries comprise net assets excluding post retirement assets and liabilities, net of tax, and are before deducting net debt. Operating assets are less outside shareholders’ interests, which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies’ debt). For equity accounted units, Rio Tinto’s net investment excluding post retirement assets and liabilities (net of tax), is shown.

(p)	Net assets held for sale include Alcan Packaging and other assets held for sale.

Australian Corporations Act — summary of ASIC relief
Pursuant to section 340 of the Corporations Act 2001 (‘Corporations Act’), the Australian Securities and Investments Commission issued an order dated 27 January 2006 (as amended on 22 December 2006) that granted relief to Rio Tinto Limited from certain requirements of the Corporations Act in relation to the Company’s financial statements and associated reports. The order essentially continues the relief that has applied to Rio Tinto Limited since the formation of the Group’s Dual Listed Companies (‘DLC’) structure in 1995. The order applied to Rio Tinto Limited’s financial reporting obligations for financial years and half-years ending between 31 December 2005 and 31 December 2009 (inclusive).
In essence, instead of being required under the Corporations Act to prepare consolidated financial statements covering only itself and its controlled entities, the order allows Rio Tinto Limited to prepare consolidated financial statements in which it, Rio Tinto plc and their respective controlled entities are treated as a single economic entity. In addition, those consolidated financial statements are to be prepared:
- in accordance with the principles and requirements of International Financial Reporting Standards as adopted by the European Union (‘EU IFRS’) rather than the Australian equivalents of International Financial Reporting Standards (‘AIFRS’) (except for one limited instance in the case of any concise report), and in accordance with United Kingdom financial reporting obligations generally;
- on the basis that the transitional provisions of International Financial Reporting Standard 1 ‘First-time Adoption of International Financial Reporting Standards’ should be applied using the combined financial statements previously prepared for Rio Tinto Limited, Rio Tinto plc and their respective controlled entities under Generally Accepted Accounting Principles in the United Kingdom, under which the DLC merger between Rio Tinto Limited and Rio Tinto plc was accounted for using ‘merger’, rather than ‘acquisition’, accounting (reflecting that neither Rio Tinto Limited nor Rio Tinto plc was acquired by, or is controlled by, the other, and meaning that the existing carrying amounts, rather than fair values, of assets and liabilities at the time of the DLC merger were used to measure those assets and liabilities at formation);
-on the basis that Rio Tinto Limited and Rio Tinto plc are a single company (with their respective shareholders being the shareholders in that single company); and
- with a reconciliation, from EU IFRS to AIFRS, of the following amounts: consolidated profit for the financial year, total consolidated comprehensive income for the financial year and total consolidated equity at the end of the financial year (see page XX).
Those consolidated financial statements must also be audited in accordance with relevant United Kingdom requirements. Rio Tinto Limited must also prepare a Directors’ report which satisfies the content requirements of the Corporations Act (applied on the basis that the consolidated entity for those purposes is the Group), except that the order allows Rio Tinto Limited to prepare a separate Remuneration report that is merely cross-referenced in the Directors’ report, instead of including in the Directors’ report the Remuneration report otherwise required by the Corporations Act. The separate Remuneration report (see pages XX to XX) must include all the information required to be included in a Remuneration report under the Corporations Act, as well as the information required by AIFRS (namely, AASB 124 ‘Related Party Disclosures’) dealing with compensation of directors and executives who are ‘key management personnel’, and certain other disclosures.
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
However, Rio Tinto Limited must:
- include in the consolidated financial statements for the Group, as a note, Rio Tinto Limited’s parent entity balance sheet, income statement, statement of changes in equity and statement of cashflows, prepared in accordance with AIFRS; and
- make available the full parent entity financial statements free of charge to shareholders on request, and also include a copy of them on the Company’s website.
The parent entity financial statements are available for download from the Rio Tinto website at www.riotinto.com. Shareholders may also request a copy free of charge by contacting the Rio Tinto Limited company secretary.

Report of Independent Registered Public Accounting Firm
To the Boards of Directors and Shareholders of Rio Tinto plc and Rio Tinto Limited:
In our opinion, the accompanying group statement of financial position and the related group income statements, group statements of comprehensive income, group cash flow statements and group statements of changes in equity present fairly, in all material respects, the financial position of the Rio Tinto Group at 31 December 2009 and 31 December 2008, and the results of its operations and their cash flows for each of the three years in the period ended 31 December 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Rio Tinto Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Rio Tinto Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s report on internal control over financial reporting” as set out in Item 15 on page 158. Our responsibility is to express opinions on these financial statements and on Rio Tinto Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing (UK and Ireland). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As discussed in Note 1 to the consolidated financial statements, effective January 1, 2009, the Group adopted IFRS 8, “Operating Segments”, IAS 1, “Presentation of Financial Statements (revised)” and IAS 32 Amendment, “Classification of Rights Issues.”
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

PricewaterhouseCoopers LLP	PricewaterhouseCoopers
London, United Kingdom	Brisbane, Australia
15 April 2010	15 April 2010
In respect of the Board of Directors and	In respect of the Board of Directors and
Shareholders of Rio Tinto plc	Shareholders of Rio Tinto Limited

MINERA ESCONDIDA LIMITADA
Financial Statements as at December 31, 2009 and 2008
and January 1, 2008 and for the years
ended December 31, 2009 and 2008
(With Independent Auditors’ Report)

MINERA ESCONDIDA LIMITADA

Independent Auditors’ Report
To the Members
     Minera Escondida Limitada:
We have audited the accompanying statements of financial position of Minera Escondida Limitada as at December 31, 2009 and 2008, the statement of financial position’s opening balances as at January 1, 2008 and the related statements of comprehensive income, changes in members’ equity and cash flows for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Minera Escondida Limitada as at December 31, 2009 and 2008 as well as at January 1, 2008, and the results of its operations, the changes in its members’ equity and its cash flows for the years ended December 31, 2009 and 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
KPMG Auditores Consultores Ltda.
Santiago, March 26, 2010

TABLE OF CONTENTS, continued

MINERA ESCONDIDA LIMITADA
Statements of Financial Position
as at December 31, 2009, 2008 and January 1, 2008

		As at December 31,	As at December 31,	As at January 1,
		2009	2008	2008
	Notes	ThUS$	ThUS$	ThUS$
Assets

Current assets:
Cash and cash equivalents	7	289,775	112,127	26,941
Other financial assets	17	126,281	223,665	85,187
Trade and other receivables	10	1,328,021	304,657	1,007,455
Due from related companies	11	73,403	34,483	29,889
Inventories	12	1,074,788	741,941	433,290
Current tax assets	16	77,270	391,684	18,161
Other assets	18	14,711	402,111	72,713

Total current assets		2,984,249	2,210,668	1,673,636

Non-current assets:
Other financial assets	17	4,517	87,971	6,975
Trade and other receivables	10	25,671	11,909	16,563
Intangible assets	15	3,268	3,540	—
Property, plant and equipment	14	4,940,872	4,650,728	4,364,997
Other assets	18	9,848	139,439	97,409

Total non-current assets		4,984,176	4,893,587	4,485,944

Total assets		7,968,425	7,104,255	6,159,580

The attached notes are an integral part of these financial statements.

MINERA ESCONDIDA LIMITADA
Statements of Financial Position, Continued
as at December 31, 2009, 2008 and January 1, 2008

		As at December 31,	As at December 31,	As at January 1,
		2009	2008	2008
	Notes	ThUS$	ThUS$	ThUS$
Liabilities and Members’ Equity

Current liabilities:
Interest bearing liabilities	20	176,250	728,200	85,000
Other financial liabilities	21	96,936	737,128	99,210
Trade and other payables	19	352,963	723,371	250,884
Due to related companies	11	89,022	113,037	99,756
Provisions	22	158,697	111,239	112,841
Current tax liabilities	16	—	—	37,018
Other liabilities		141	—	—

Total current liabilities		874,009	2,412,975	684,709

Non-current liabilities:
Interest bearing liabilities	20	588,750	765,000	850,000
Other financial liabilities	21	2,457	92,533	6,874
Trade and other payables	19	35,652	41,230	46,380
Due to related companies	11	194,000	242,000	290,000
Provisions	22	145,026	131,267	132,788
Deferred income taxes	13	559,941	250,255	226,796

Total non-current liabilities		1,525,826	1,522,285	1,552,838

Total liabilities		2,399,835	3,935,260	2,237,547

Members’equity:
Paid-in capital	23	731,242	647,902	647,902
Retained earnings		4,837,348	2,521,093	3,274,131

Total members’ equity		5,568,590	3,168,995	3,922,033

Total liabilities and members’ equity		7,968,425	7,104,255	6,159,580

The attached notes are an integral part of these financial statements.

MINERA ESCONDIDA LIMITADA
Statements of Comprehensive Income
for the years ended December 31, 2009 and 2008

		2009	2008
	Notes	ThUS$	ThUS$
Revenue	24	7,071,049	8,319,875
Cost of sales	26	(2,520,750)	(2,585,973)

Gross profit		4,550,299	5,733,902

Other income	25	14,196	12,081
Marketing expenses		(26,057)	(30,907)
Distribution expenses		(154,061)	(256,628)
Administrative expenses		(124,302)	(109,878)
Exploration and evaluation expenses	32	(109,446)	(61,015)
Other operating expenses		(147,259)	(56,126)
Exchange (loss)/gain		(54,264)	37,048
Other income/(expense)	28	75,645	(775,960)

Profit before taxes		4,024,751	4,492,517

Income tax expense	13	(825,156)	(919,370)

Profit from continuing operations		3,199,595	3,573,147

Other income and expense debited or credited to members’ equity		—	—

Total comprehensive income for the period		3,199,595	3,573,147

The attached notes are an integral part of these financial statements.

MINERA ESCONDIDA LIMITADA
Statements of Changes in Members’ Equity
for the years ended December 31, 2009 and 2008

	Paid-in capital	Retained earnings	Members’ equity
	ThUS$	ThUS$	ThUS$
Balance January 1, 2009	647,902	2,521,093	3,168,995
Total comprehensive income for the period	—	3,199,595	3,199,595
Dividends declared	—	(800,000)	(800,000)
Capitalization of retained earnings	83,340	(83,340)	—

Balance December 31, 2009	731,242	4,837,348	5,568,590

Balance January 1, 2008	647,902	3,274,131	3,922,033
Total comprehensive income for the period	—	3,573,147	3,573,147
Dividends declared	—	(4,326,185)	(4,326,185)

Balance December 31, 2008	647,902	2,521,093	3,168,995

The attached notes are an integral part of these financial statements.

MINERA ESCONDIDA LIMITADA
Statements of Cash Flow
for the years ended December 31, 2009 and 2008

		2009	2008
	Notes	ThUS$	ThUS$
Statement of cash flows (direct method)

Cash flows from operating activities:
Cash receipts from customers		6,206,104	9,273,332
Cash paid to suppliers		(2,055,854)	(2,454,908)
Cash paid to employees		(361,849)	(273,629)
Valued added tax and other tax paid		(30,030)	(28,484)
Interest received		635	3,600
Interest paid		(62,894)	(67,697)
Income tax paid		(262,828)	(1,236,079)
Cash used in other operating activities		(559,717)	(319,199)

Net cash from operating activities	8	2,873,567	4,896,936

Cash flows from investing activities:
Acquisition of property, plant and equipment	14	(507,218)	(416,914)
Post-production deferred stripping	14	(607,351)	(570,464)
Acquisition of intangible assets	15	—	(3,631)

Net cash used in investing activities		(1,114,569)	(991,009)

Cash flows from financing activities:
Proceeds from issue of interest bearing liabilities		893,800	643,200
Proceeds from borrowing from related companies	11	250,000	—
Repayment of interest bearing liabilities		(1,622,000)	(85,000)
Repayment of borrowing from related companies	11	(298,000)	(48,000)
Dividends paid	11	(800,000)	(4,326,185)
Other cash flows used in financing activities		(5,150)	(4,756)

Net cash used in financing activities		(1,581,350)	(3,820,741)

Net increment in cash and cash equivalents		177,648	85,186

Cash and cash equivalents at 1 January		112,127	26,941

Cash and cash equivalents at 31 December		289,775	112,127

Non-cash transactions
Capitalization of retained earnings		83,340	—

Total non-cash transacions		83,340	—

The attached notes are an integral part of these financial statements.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(1)	Reporting Entity
Minera Escondida Limitada (the “Company” or “Escondida”) is a mining company engaged in the exploration, extraction, processing, and marketing of mineral resources. The Company is currently exploiting the two pits of copper ore body located in the Second Region of the Republic of Chile, 170 kilometers southeast of the city of Antofagasta at an altitude of 3,100 meters above sea level. The Company produces copper concentrates and copper cathodes through the open-pit mining operation and cathode treatment plants at the mine site. The concentrate also includes gold and silver. The concentrate is transported by pipeline to the port facility in Coloso near Antofagasta where it is filtered and shipped to the customers. The copper cathodes are produced at an oxide plant, a heap leaching and electro winning facility, located at the mine site. The copper cathodes are transported by rail to the port of Antofagasta for shipment to customers.
The Company, at the present operated by BHP Billiton, was formed by public deed on August 14, 1985 as a partnership. As at December 31, 2009 and 2008, the owners are as follows:

Percentage of
Equity %
BHP Escondida Inc.	57.5
Rio Tinto Escondida Limited	30.0
JECO Corporation	10.0
International Finance Corporation	2.5

Total	100.0

(2)	Basis of Preparation
(a)	Statement of Compliance
These financial statements for years ended December 31, 2009 and 2008 were prepared in compliance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), which in Chile has been denominated as: Normas de Información Financiera de Chile (NIFCH) and which represent the explicit and unreserved acceptance of the referred international standards. Previously, the Company’s financial statements were prepared according to accounting principles generally accepted in Chile (PCGA Chile).
These are the Company’s first financial statements prepared in accordance with IFRS and IFRS 1: First-Time Adoption of International Financial Reporting Standards has been applied.
The financial statements were authorized by the Accounting, Reporting and Financial Control manager of the Company as at March 26, 2010.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(2)	Basis of Preparation, Continued
(a)	Statement of Compliance, Continued

As at the date of the present financial statements a number of new standards, amendments to standards and interpretations are not yet effective for the year December 31, 2009, and have not been applied in preparing these financial statements. None of these is expected to have an effect on the financial statements of the Company, except for IFRS 9 Financial Instruments, which becomes mandatory for the Company’s 2010 financial statements and is expected to impact the classification and measurement of financial assets. The extent of the impact has not been determined.

(b)	Management’s Responsibility

The information contained in these financial statements is the responsibility of the Company’s Management, who expressly manifests an explicit and unreserved statements of compliance with IFRS.

(c)	Basis of Measurement

The financial statements have been prepared on the historical cost basis, except for derivative financial instruments, which are measured at fair value.

(d)	Functional and Presentation Currency

These financial statements are presented in United States of America dollars, which is the Company’s functional currency. All financial information presented in dollars has been rounded to the nearest thousand. The Company maintains accounting records in United States of America dollars as authorized by the Company’s Foreign Investment Contract with the Chilean government. Transactions in other currencies are recorded at actual rates of the transaction date. Year-end balances in foreign currencies are translated into US Dollars at the applicable closing exchange rates.

(e)	Uses of Estimates and Judgments

The preparation of the financial statements in accordance with IFRSs requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Significant items subject to such estimation and assumptions include the carrying amount of property, plant and equipment, mining property, exploration and intangibles; valuation allowances for receivables, inventories and deferred income tax assets; environmental liabilities; financial instruments and obligations related to employee benefits. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(2)	Basis of Preparation, Continued
(e)	Uses of Estimates and Judgments, Continued

Information about critical estimates and judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statement includes:
-	Mine development expenses

-	Rehabilitation and restoration provision

-	Intangible assets

-	Revenue recognition
(f)	Change in Accounting Policy

The Company has prepared these financial statements in compliance with International Financial Reporting Standards (IFRS).

These are the first financial statements issued under IFRS, where the Company’s transition date is January 1, 2008.
(3)	Significant Accounting Policies
(a)	Inventories

Minerals in process (including stockpile inventory), copper concentrate and copper cathodes are valued at the lower of cost and net realizable value. Mining and milling costs and non cash costs are included in the value of the inventories, as well as the allocated costs of central maintenance and engineering and the on-site general and administrative costs including all essential infrastructure support. Materials and supplies are also valued at the lower of average cost and estimated net realizable value.

Stockpile costs are allocated using the average weighted cost method.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The medium-grade ore stockpiled for future use is valued at the lower of average production cost and net realizable value.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(3)	Significant Accounting Policies, Continued
(b)	Property, Plant and Equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges. Cost includes expenditure that is directly attributable to the acquisition of the asset and capitalized interest incurred during the construction and development period and during subsequent expansion periods.

The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and capitalized borrowing costs for qualifying assets.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within other income in profit or loss.

Plant and equipment with a useful life of less than the life of the mine are depreciated on a straight-line basis over the respective useful lives, ranging from 3 to 11 years. The remaining items of plant and equipment are depreciated on a units-of-production basis over the life of the proven and probable mineral reserves.

Mine development is depreciated on a units-of-production basis over the life of the proven and probable mineral reserves. Land is not subject to depreciation.

Changes in estimates are accounted for over the estimated remaining economic life or the remaining commercial reserves of the mine as applicable.

Total depreciation and amortization for the years ended December 31, 2009 and 2008 is included as a cost of the production of inventories.

Expenditures for replacements and improvements are capitalized when the asset’s standard of performance is significantly enhanced or the expenditure represents a replacement of a component of an overall tangible fixed asset which has been separately depreciated.

Other mineral assets comprise:
–	Capitalized exploration, evaluation and development expenditure (including development stripping) for properties in production

–	Production stripping (as described below in ‘overburden removal costs’)

–	Mineral rights

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(3)	Significant Accounting Policies, Continued
(c)	Depreciation of Property, Plant and Equipment

The carrying amounts of property, plant and equipment (including initial and any subsequent capital expenditure) are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine. Estimates of residual values and useful lives are reassessed annually and any change in estimate is taken into account in the determination of remaining depreciation charges. Depreciation commences on the date of commissioning for those assets that are depreciated on the basis of production unit; while for those assets that apply the straight line method of depreciation, it begins when they are available for use.

The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis using estimated lives indicated below:

Buildings	25 to 34 years (Life of Mine)
Land	Not depreciated
Plant and equipment	3 to 30 years straight-line depreciation

Mineral Rights	Based on reserves of mineral on a unit of production basis
Capitalized exploration, evaluation and development expenditure	Based on applicable reserves of mineral on a unit of production basis
(d)	Intangible Assets

Amounts paid for the acquisition of identifiable intangible assets, are capitalized at the fair value of consideration paid and are measured at cost less accumulated amortization and impairment charges. Identifiable intangible assets with a finite life are amortized on a straight-line basis over their expected useful life, which is typically no greater than ten years.

Subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

The Company has no identifiable intangible assets for which the expected useful life is indefinite.

Amortization is calculated over the cost of the asset, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(3)	Significant Accounting Policies, Continued
(e)	Leased Assets

Assets held under leases which result in the Company receiving substantially all the risk and rewards of ownership of the asset (financial leases) are capitalized at the lower of the fair value of the property, plant and equipment or the estimated present value of the minimum lease payments. Subsequent expenditures to initial recognition the asset is accounted for in accordance with the accounting policy applicable to that asset.

Operating lease assets are not capitalized and rental payments are included in the income statement on a straight-line basis over the lease term.

The Company maintains only operating leases at the date of this report.

(f)	Other Assets

Other assets consist of cash advances to operational and capital vendors; employee advances for the school expenses reimbursement program and other prepayment related to mineral permits; income tax and other prepaid.

(g)	Impairment of Assets
(i)	Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

The Company considers evidence of impairment for receivables. No receivables have been found to be specifically impaired.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(3)	Significant Accounting Policies, Continued
(g)	Impairment of Assets, Continued
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.
(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. Formal impairment tests for all other assets are performed when there is an indication of impairment. At each reporting date, an assessment is made to determine whether there are any indications of impairment. The Company conducts annually an internal review of asset values which is used as a source of information to assess for any indications of impairment. External factors, such as changes in expected future processes, commodity price, costs and other market factors are also monitored to assess for indications of impairment. If any indication of impairment exists an estimate of the asset’s recoverable amount is calculated.

The recoverable value is the greater of its value in use and its fair value less costs to sell. The air value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value of the asset.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the company in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the value in use calculation is likely to give a different result (usually lower) to a fair value calculation.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(3)	Significant Accounting Policies, Continued
(g)	Impairment of Assets, Continued
In testing for indications of impairment and performing impairment calculations, assets are considered as collective groups and referred to as cash generating units. Cash generating units are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.
An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.1 Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/assumptions:	Basis:

Future production	Proved and probable reserves, resource estimates and, in certain cases, expansion projects.
Commodity prices	Forward market and contract prices, and longer-term price protocol estimates.
Exchange rates	Current (forward) market exchange rates
Discount rates	Cost of capital risk adjusted for the risk specific to the asset
(h)	Trade and Other Payables

These liabilities are initially accounted for at their fair value and, subsequently, at their amortized cost according to the effective interest method. The items shown in the financial statements as current liabilities are settled in a period less than 12 months.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(3)	Significant Accounting Policies, Continued
(i)	Income Taxes and Deferred Income Taxes

Income tax expense comprises current and deferred income taxes and is recognized in profit and loss except for items recognized directly in equity as other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year using rates enacted or substantively enacted at the year end, and includes any adjustment to tax payable in respect of previous years.

Deferred income taxes are provided using the balance sheet method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Where an asset has no deductible or depreciable amount for income tax purposes, but has a deductible amount on sale or abandonment for capital gains tax purposes, that amount is included in the determination of temporary differences. The amount of deferred tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at period end.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each balance sheet date and adjusted to the extent that it is no longer probable that the related tax benefit will be realized.

Mining specific tax is treated as taxation arrangements when they have the characteristics of a tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for items comprising temporary differences. For Chile specific mining tax, current and deferred tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in expenses.

(j)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.
(i)	Restoration and rehabilitation

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and rehabilitation works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(3)	Significant Accounting Policies, Continued
(j)	Provisions, Continued
Provisions for the cost of the closure and rehabilitation program are recognized at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation.
Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and rehabilitation requirements. The majority of the expenditure is expected to be paid over periods of up to 34 years.
Closure and rehabilitation provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for the Company. Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, Company environmental policies which give rise to a constructive obligation.
When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in property, plant and equipment and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in financial expenses.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(3)	Significant Accounting Policies, Continued
(j)	Provisions, Continued
Closure and rehabilitation provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost. Changes to the capitalized cost result in an adjustment to future depreciation and financial charges. Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. Factors influencing those changes include:
–	Revisions to estimated reserves, resources and lives of operations,

–	Developments in technology,

–	Regulatory requirements and environmental management strategies,

–	Changes in the estimated costs of anticipated activities, including the effects of inflation and movements in foreign exchange rates, and

–	Movements in interest rates affecting the discount rate applied.
(ii)	Employee benefit

The Company has an agreement with its employees providing for payment of severance indemnities on termination of employment. Provision has been estimated based upon ultimate severance remuneration to be incurred.
(k)	Foreign Currency Transactions

The Company’s reporting currency and the functional currency is the United States of America dollars as this assessed to be the principal currency of the economic environments in which they operate. Transactions denominated in foreign currencies (currencies other than the functional currency of an operation) are translated to the respective functional currency at exchange rates ruling at the dates of the underlying transactions.

(l)	Financial Instruments
(i)	Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date that they are originated. Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade and other receivables.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(3)	Significant Accounting Policies, Continued
(l)	Financial Instruments, Continued
Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(ii)	Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: interest bearings liabilities and borrowings and trade and other payables.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(3)	Significant Accounting Policies, Continued
(l)	Financial Instruments, Continued
Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost.

(iii)	Derivative financial instruments

The Company accounts for derivatives and hedging activities in accordance with IAS 39, Financial Instruments: Recognition and Measurements as amended. Derivate instruments are recorded on the statement of financial position at their respective fair value. Upon initial recognition attributable transaction costs are recognized in profit or loss as incurred.

Derivatives, including those embedded in other contractual arrangements but separated for accounting purposes because they are not clearly and closely related to the host contract, are initially recognized at fair value on the date the contract is entered into and are subsequently remeasured at their fair value. The resulting gain or loss on re-measurement is recognized in the statement of comprehensive income. The measurement of fair value is based on quoted market prices. Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Company’s views on relevant prices.

The Company’s financial instrument policy is designed to achieve sales at the average annual London Metal Exchange (LME) price shifted forward by one month and three to four months, for cathodes and concentrates, respectively, for all tonnes of copper shipped in a given calendar year. In the case where copper is sold with a different quotation period than our targeted standard price or shipments are not distributed evenly over the year, derivates financial instruments are entered into to achieve the average sales price and timing described immediately above. Changes in the fair value of these financial instruments are recognized immediately in profit and loss.

Other non-trading derivatives

When a derivative financial instrument is not held for trading, and is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(3)	Significant Accounting Policies, Continued
(m)	Revenue Recognition
Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable. Revenue is recognized when persuasive evidence, usually in the form of an executed sales agreement, or an arrangement exists, indicating there has been a transfer of risk and rewards to the customer, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectability is reasonably assured. This is generally when title to copper concentrate and copper cathode passes to the buyer when the ships depart from the loading port. The passing of title to the customer is based on the terms of the sales contracts. These contracts provide for the Company to issue a “provisional” invoice, with the final sales price to be determined and invoiced. For the provisional sales the sales price is determined on a provisional basis at the date of sale; adjustments to the sales price subsequently occurs based on movements in quoted market or contractual prices up to the date of final pricing. The period between provisional invoicing and final pricing is typically between 60 and 120 days. Revenue on provisional priced sales is recognized based on the estimated fair value of the total consideration receivable. The revenue adjustment mechanism embedded within provisionally priced sales arrangements has the character of a commodity derivative. Accordingly, the fair value of the final sales price adjustment is re-estimated continuously and changes in fair value are recognized as an adjustment to revenue. In all cases, fair value is estimated by reference to forward market prices.

Under the copper concentrate sales contracts with smelters, final prices are set on a specified future quotation period, typically three months after the month of arrival. For copper cathode sales contracts, final prices are typically one month after the month of arrival. Revenues are recorded under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from four to six months after shipment of copper concentrates and two months for copper cathodes. Final sales are settled using smelter weights, settlement assays (average of assays exchanged and/or umpire assay results) and are priced as specified in the smelter contract. The form of the material being sold, after deduction for smelting and refining is in an identical form to that sold on the London Bullion Market. The form of the product is metal in flotation concentrate, which is the final process for which the Company is responsible.

For the concentrate mineral sales the refining treatment and shipping charges are netted against operating revenues in accordance with industry practices. There is also an embedded derivative regarding refining treatment price participation clauses in the concentrate mineral sales contracts which does not qualify for hedge accounting.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(3)	Significant Accounting Policies, Continued
(n)	Overburden Removal Costs

Overburden and other mine waste materials are often removed during the initial development of a mine site in order to access the mineral deposit. This activity is referred to as development stripping. The directly attributable costs (inclusive of an allocation of relevant overhead expenditure) are initially capitalized as ‘assets under construction’. Capitalization of development stripping costs ceases at the time that saleable material begins to be extracted from the mine. On completion of development, all assets included in ‘assets under construction’ are transferred to ‘other mineral assets’.

Removal of waste material normally continues throughout the life of a mine. Production stripping commences at the time that saleable materials begin to be extracted from the mine. The costs of production stripping are charged to profit and loss as operating costs when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated life. When the ratio of waste to ore is not expected to be constant, production stripping costs are accounted for as follows:
–	All costs are initially charged to profit and loss and classified as operating costs

–	When the current ratio of waste to ore is greater than the estimated life-of-mine ratio, a portion of the stripping costs (inclusive of an allocation of relevant overhead expenditure) is capitalized to ‘other mineral assets’

–	In subsequent years when the ratio of waste to ore is less than the estimated life-of-mine ratio, a portion of capitalized stripping costs is charged to the income statement as operating costs
The amount of production stripping costs capitalized or charged in a financial year is determined so that the stripping expense for the financial year reflects the estimated life-of-mine ratio. Changes to the estimated life of mine ratio are accounted for prospectively from the date of the change.

(o)	Exploration and Evaluation Expenses

Exploration and evaluation activity involves the search for mineral and water resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation activity includes:
–	Researching and analyzing historical exploration data

–	Gathering exploration data through topographical, geochemical and geophysical studies

–	Exploratory drilling, trenching and sampling

–	Determining and examining the volume and grade of the resource

–	Surveying transportation and infrastructure requirements

–	Conducting market and finance studies

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(3)	Significant Accounting Policies, Continued
(o)	Exploration and Evaluation Expenses, Continued

Administration costs that are not directly attributable to a specific exploration area are charged to profit and loss. License costs paid in connection with a right to explore in an existing exploration area are capitalized and amortized over the term of the permit.

Exploration and evaluation expenditure (including amortization of capitalized license costs) is charged to profit and loss as incurred, except where the existence of a commercially viable mineral deposit has been established.

(p)	Development Expenditure

When proved reserves are determined and development is sanctioned, capitalized exploration and evaluation expenditure is reclassified as ‘assets under construction’, and is disclosed as a component of property, plant and equipment. All subsequent development expenditure is capitalized and classified as ‘assets under construction’. Development expenditure is net of proceeds from the sale of ore extracted during the development phase.

On completion of development, all assets included in ‘assets under construction’ are reclassified as either ‘plant and equipment’ or ‘other mineral assets’ in case of deferred stripping.

(q)	Finance Income and Finance Cost

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss using the effective interest method.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

(r)	Rounding of Amounts

Amounts in this financial report have, unless otherwise indicated, been rounded to the nearest thousand dollars.

(s)	Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(4)	Transition to IFRS
(a)	Explanation of transition to IFRSs
(i)	Applying IFRS 1

These financial statements prepared under the IFRS accounting basis as at and for the year ended December 31, 2009 (including comparative financial information for the year ended December 31, 2008) include disclosures applicable for entities reporting their first application of IFRS. Such disclosures prescribed by International Financial Reporting Standard 1 — First-Time Adoption of International Financial Reporting Standards (“IFRS 1 First Time Adoption”) include; transition accounting policies and adjustments from the Company’s previously applied accounting basis, an opening statement of financial position as at the earliest comparative period presented on the basis of IFRS, reconciliation of equity and reported profit or loss as of the date of transition, adjustments to presentations of cash flow statements and other matters.

As stated in note 2(a), these are the Company’s first financial statement prepared in accordance with IFRSs.

The accounting polices set out in note have been applied in preparing the financial statement for the year ended 31 December 2009, the comparative information presented in the financial statement for the year ended 31 December 2008 and in the preparation of an opening IFRS statement of financial position at 1 January 2008 (the Company’s date transition).

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts report previously in financial statement prepared in accordance with Chilean GAAP (previous GAAP). An explanation of how the transition from previous GAAP to IFRSs has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.
(b)	Reconciliation between IFRS and generally accepted accounting principles in Chile (Chilean GAAP)
(i)	Members’ equity as at December 31, 2008 and January 1, 2008

The equity reconciliation of Company Chilean GAAP to IFRS is the following:

	1-Jan-08	31-Dec-08
	ThUS$	ThUS$
Members’ equity on the basis of Chilean GAAP	3,906,402	3,153,364

Fixed asset (a)	16,606	16,606
Deferred taxes (b)	(975)	(975)

Transition effects	15,631	15,631

Members’ equity according to IFRS	3,922,033	3,168,995

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(4)	Transition to IFRS, Continued
(ii)	Members’ equity as at December 31, 2008 and January 1, 2008, Continued

Explanation of differences
(a)	The conversion adjustment as at the date of transition is the result of the process of re-evaluation of the depreciation methods adopted by the Company in order to achieve a better model to reflect consumption of the future economic benefits of its fixed assets. Amounts are presented net of tax effect.

(b)	These adjustments are the result of the re-calculation of deferred taxes according to IAS 12 Income Taxes.
(iii)	Statement of comprehensive income as of December 31, 2008

31-Dec-08
ThUS$
Statement of comprehensive income on the basis of Chilean GAAP	3,570,290

Other adjustment	2,857

Statement of comprehensive income according to IFRS	3,573,147

(5)	Financial Risk Management
The financial risk arising from the Company’s operations are credit risk, liquidity risk, market risk and operational risk. These risks arise in the normal course of business, and the Company manages its exposure to them in accordance with the BHP Billiton Group’s portfolio risk management strategy. The objective of the strategy is to support the delivery of the Group and Company’s financial targets, while protecting its future financial security and flexibility by taking advantage of the Company’s operations and activities.

A cash flow at risk (“CFaR”) framework is used to measure the aggregate and diversified impact of financial risk upon the Company’s financial targets. The CFaR is defined as the worst expected loss relative to projected business plan cash flow over a one year horizon under normal market conditions. The CFaR includes board-approved limits.

The Financial risk management as at December 31, 2009 and 2008 consists in the following:

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(5)	Financial Risk Management, Continued
(a)	Exposure to credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers. To manage credit risk the Company maintains group-wide procedures covering the application for credit approvals, granting and renewal of counterparty limits and monitoring of exposures against these limits. As pat of these processes the financial viability of all counterparties is regularly monitored and assessed.

The Company’s credit risk exposures are categorized under the following:
(i)	Counterparties

The Company conducts transactions with the following major types of counterparties:
•	Receivables counterparties — the majority of sales to the Company’s customers are made on open terms.

•	Derivate counterparties — counterparties to derivative contracts consist of a diverse number of financial institutions and industrial counterparties in the relevant markets.

•	Cash investment counterparties — the Company holds short-term cash investment with approved financial institutions.
The Company has no significant concentration of credit risk with any single counterparty or group of counterparties.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represent the maximum open amount, these limits are reviewed quarterly. Customers that fail to meet the Company’s benchmark creditworthiness may transact with the Company only on a prepayment basis.

Goods are sold subject to retention of title clauses, so that in the event of non-payment the Company may have a secured claim. The Company does not require collateral in respect of trade and other receivables.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(5)	Financial Risk Management, Continued

	Book value	Book value
	2009	2008
	ThUS$	ThUS$
Receivables trade	1,280,904	282,307
Receivables employee loans	47,117	22,350

Total current trade and other receivables	1,328,021	304,657

Receivables trade non-current	—	—
Receivables employee loans non-current	25,671	11,909

Total current trade and other receivables - non current	25,671	11,909

Total credit exposure	1,353,692	316,566

The balances of the trade receivables as at December 31, 2009 and 2008 include the provisional invoices issued for copper concentrate and copper cathode shipments. Such invoices are based on the weight measured by the Company and on the tests subject to review and final agreement by the clients. According to the terms and conditions of the sale contracts, the final price received will also be dependent on the copper prices quoted on global metal exchanges, including the LME, during the future quotational periods applicable to each delivery. As at December 31, 2009 and 2008, provisional invoicing agreement sales have been valued according to the future prices. Refining, treatment, and shipment charges are offset against operating income, in accordance with industry standards. The Company has not recorded a provision for uncollectable accounts.

The aging of current and non-current trade and other receivables at the reporting date was:

	Gross	Impaired	Gross	Impaired
	2009	2009	2008	2008
	ThUS$	ThUS$	ThUS$	ThUS$
Not past due	1,325,170	—	291,685	—
Past due 0-30 days	1,965	—	4,707	—
Past due 31-120 days	886	—	8,265	—
More than one year	25,671	—	11,909	—

Totals	1,353,692	—	316,566	—

The Company believes that the unimpaired amounts that are past due by more than 30 days are collectible, based on historic payment behavior and analyses of the underlying customer credit ratings.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(5) Financial Risk Management, Continued
Based on historic default rates, the Company believes that no impairment allowance is necessary in respect of trade receivables.

During 2009 and 2008 no renegotiation of the terms of receivables has occurred.

(ii)	Investments

The Company does not invest in securities.

(iii)	Guarantees

The Company has not issued financial guarantees.
(b)	Exposure to liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s strong credit profile and diversified funding sources ensure that sufficient liquid funds are maintained to meet its daily cash requirements. The Company’s policy on counterparty credit exposure ensures that only counterparties of a high credit standing are used for the investment of any excess cash.

In addition, the Company maintains the BHP Billiton Group’s support and procedures as illustrated bellow:
•	The Company resists granting longer payment terms to customers and not granting open credit terms to existing secure customers unless they are backed by strong financial strength. The President of marketing’s approval will be sought before extended payment term is granted.

•	Alerts have been set up to track latest updates of our key customers with open credit.

•	Deliveries to customers will be suspended when we have “unusual” overdue.

•	Marketing will stay in frequent contact with customers to head off late payments and obtain better understanding of their recent development with heightened focus on operating cash flows.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(5) Financial Risk Management, Continued
The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements at December 31, 2009:

	Current	Contractual	6 months or	6-12			Over 5
	amount	cash flow	less	months	1-2 years	2-5 years	years
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	THUS$	THUS$
Non-derivative financial liabilities

Trade and other payables, current and non-current:	388,615	(442,615)	(388,615)	—	(9,000)	(27,000)	(18,000)
Interest bearing liabilities, current and non- current:	765,000	(780,603)	(138,538)	(54,117)	(366,571)	(151,921)	(69,456)
Due to related companies, current and non-current:	283,022	(315,992)	(71,335)	(29,687)	(57,183)	(135,838)	(21,949)

Derivative financial liabilities

Other financial liabilities, current and non-current	99,393	(99,393)	(86,273)	(10,663)	(2,457)	—	—
It is not expected that the cash flows included in the maturity analysis will occur significantly earlier, or significantly later than the settlement date.

(c)	Exposure to market risk

Market risk is the risk that changes in market interest rates, commodity prices and foreign exchange rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

In executing its strategy, financial instruments are potentially employed in three distinct but related activities. The following table summarises these activities and the key risk management process.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(5) Financial Risk Management, Continued

Activity	Key management processes
1. Risk mitigation

Hedging of revenues with financial instruments could be executed to mitigate risk at the portfolio level when CFaR exceeds the Board-approved limits. Similarly, and on an exception basis, hedging for the purposes of mitigating risk related to specific and significant expenditure on investments or capital projects will be executed if necessary to support the Company’s strategic objectives.
- Assessment of portfolio CFaR against Boar-approved limits. - Execution of transactions within approved mandates.

2. Economic hedging of commodity sales, operating costs and debt instruments

Where Company commodity production is sold to customers on pricing terms that deviate from the relevant index target, and where a relevant derivatives market exists, financial instruments are executed as an economic hedge to align the revenue price exposure with the index target. Where debt is issued with a currency or interest rate profile that deviates from the relevant index target, fair value hedges are executed to align the debt exposure with the index target. Similarly, where specific and significant operating costs are contracted in a currency that deviates from the relevant index target, financial instruments are executed as an economic hedge to align the currency exposure with the index target.

-    Assessment of portfolio CFaR against Board-approved limits.

-    Measuring and reporting the exposure in customer commodity contracts and issued debt instruments.

-    Executing hedging derivatives to align the total group exposure to the index target.

3. Strategic financial transactions
Opportunistic transactions may be executed with financial instruments to capture value from perceived market over/under valuations.	- Exposures managed within value at risk and stop loss limits. - Execution of transactions within approved mandates.
Primary responsibility for identification and control of financial risks, including authorizing and monitoring the use of financial instruments for the above activities and stipulating policy thereon, rests with the Financial Risk Management Committee under authority delegated by the Company Management Committee.
(i)	Interest rate risk

The Company is exposed to interest rate risk on its outstanding borrowings from the possibility that changes in interest rates will affect future cash flows or the fair value of variable interest rate. The interest rate is effective from the beginning of the financial year and fixed/floating mix and balances are constant over the year.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(5) Financial Risk Management, Continued
Based on the net debt position as at December 31, 2009, it is estimated that one percentage point increase in the LIBOR interest rate will decrease the Company’s profit after taxation and equity by US$12.2 million (2008: decrease of US$16.4 million). This assumes that the change in interest rates is effective from the beginning of the financial year and the fixed/floating mix and the balances are constant over the year.

A sensitivity analysis is illustrated bellow:

	2009	2008
	ThUS$	ThUS$
1% rate variation effect

External debt — international banks	9,678	11,150
External debt — domestic banks	—	2,143
Subordinated debt	2,561	3,069

Total variation	12,239	16,362

(ii)	Commodity price risk

Contracts for the sale of commodities are executed whenever possible on a pricing basis to achieve a relevant index target. Where pricing terms deviate from the index, derivative commodity contracts are used when available to return realized prices to the index.

Financial instruments with commodity price risk included in the following table are those entered into for the following activity:
-	Economic hedging of prices on commodity contracts as described above:

	2009		2008
	Fair value of	Fair value of	Fair value of	Fair value of
	asset	liability	asset	liability
Forward commodity	ThUS$	ThUS$	ThUS$	ThUS$
Copper	130,798	(97,165)	311,636	(831,092)

Totals	130,798	(97,165)	311,636	(831,092)

Includes:
Current	126,281	(94,708)	223,665	(738,559)
Non-current	4,517	(2,457)	87,971	(92,533)

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(5) Financial Risk Management, Continued
The Company’s exposure at December 31, 2009 and 2008 to the impact of movements in commodity markets upon the financial instruments is set out in the following table:

	2009			2008
			Impact on equity and		Impact on equity and
			profit of 10% movement		profit of 10% movement
	Units of	Net exposure	in market price	Net exposure	in market price
	exposure	receive/(deliver)	(post-tax)	receive/(deliver)	(post-tax)
			ThUS$		ThUS$
Copper	´000 tons	380	215,910	232	56,218
(iii)	Foreign currency risk

The US dollar is the functional currency of the Company and as a result currency exposures arise from transactions and balances in currencies other than US dollar. The Company’s potential currency exposures comprise transactional exposure in respect of non-functional currency monetary items

Monetary items, including financial assets and liabilities, denominated in currencies other than the functional currency of an operation are periodically restated to US dollar equivalents, and the associated gain or loss is taken to profit or loss.

The following table shows the foreign currency risk on the financial assets and liabilities of the Company’s operations denominated in currencies other than the functional currency of the operations at December 31, 2009:

	Net financial	Net financial
	assets/(liabilities)	assets/(liabilities)
	2009	2008
Functional currency - US dollar	ThUS$	ThUS$
Cash and cash equivalents	3,970	657
Trade and other receivables	6,974	53,349
Current tax asset/(liability)	(97,845)	82,035
Trade and other payables	(68,572)	(62,370)
Provisions	(56,160)	(108,897)

Net exposure	(211,633)	(35,226)

The Company’s foreign currency risk is managed as part of the risk management strategy within the overall CFaR limit.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(5) Financial Risk Management, Continued
The principal non-functional currencies to which the Company is exposed are the Chilean Pesos. Based on the Company’s net financial assets and liabilities as at 31 December 2009 and 2008, a weakening of the US dollar against these currencies as illustrated in the table below, with all other variables held constant, would have affected post-tax profit and equity as follow:

	2009		2008
	ThUS$		ThUS$
	Post-tax		Post-tax
Currency movement	profit	Equity	profit	Equity
A +/- $10 (Chilean peso) variation:	1,710	1,710	545	545
The foreign exchange rate used as of December 31, 2009 was CL$507.10 to US$1 (CL$636.45 to US$1 for 2008).
          Fair value sensitivity analysis for fixed rate instruments
The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Company does not designate derivatives as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.
The asset and liabilities fair value approximates the carrying value.
(d) Operational risk
Operational risk is the risk of direct or indirect loss arising from a wide variety of causes associated with the Company’s processes, personnel, technology and infrastructure, and from external factors other than credit, market and liquidity risks such as those arising from legal and regulatory requirements and generally accepted standards of corporate behavior. Operational risks arise from all of the Group’s operations.
The Company’s objective is to manage operational risk so as to balance the avoidance of financial losses and damage to the Company’s reputation.
(i)	Capital management

The Company’s capital management policy is exclusively restricted by the covenants established in the loan agreements with foreign banks. The net worth of the Company may not be less than US$900 million, measured upon completing the corresponding 12-month fiscal period.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(5) Financial Risk Management, Continued
The return on capital is measured regularly and its interpretation is according to the market scenario, production restrictions and LME copper prices, among other variables.
The dividend policy is analyzed by Management according to the profitability of the periods and cash flows requirements. These requirements are strongly impacted by the Company’s capital projects, normal debt to creditors and taxes. Additionally, precautions must be adopted before any eventual commodity price drops and their possible impact on a negative cash flow outcome that might force payments to clients.
The financial debt/equity ratio, calculated by the Company at the end of the balance period is illustrated bellow:

	2009	2008
	ThUS$	ThUS$
Total liabilities	2,399,835	3,935,260
Less: cash and cash equivalent	(289,775)	(112,127)

Net debt	2,110,060	3,823,133

Total net members’ equity	5,568,590	3,168,995
Less: amounts accumulated in members’ equity in relation to cash flow coverage	—	—

Net members’ equity, restated	5,568,590	3,168,995

Financial debt/equity ratio	0.38	1.21

(6) Determination of Fair Value
(i)	Derivatives

The fair value of forward sales commodity forward contracts is based on their listed market price. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Company and counterparty when appropriate.

(ii)	Restoration and rehabilitation provisions

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest costs, discounted at a rate of interest at the reporting date.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(7) Cash and Cash Equivalents
The mix of cash and cash equivalent is as follows:

			Jan 1,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Cash	5	7	8
Bank balances	1,245	766	840
Short-term deposits less than 3 months	288,525	111,354	26,093

Total cash and cash equivalents	289,775	112,127	26,941

Cash equivalents of ThUS$288,525, ThUS$111,354 and ThUS$26,093 at December 31, 2009, 2008 and January 1, 2008, respectively, consist of short term investments with an initial term of less than one month in financial instruments issued by Commercial Banks and Central Bank of Chile Securities. For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.
(8) Reconciliation of Cash Flows from Operating Activities
The reconciliation of cash flows from operating activities for the years ended December 31, 2009 and 2008 is as follows:

		2009	2008
	Note	ThUS$	ThUS$
Profit for the period		3,199,595	3,573,147
Adjustments for:
Depreciation	14	336,374	320,807
Amortization of intangibles	15	272	91
Write-off and disposals of assets	14	85,512	42,867
Finance expense		4,320	7,365
Finance revenue		(637)	(3,601)
Income tax expenses	13	825,156	919,370
Deferred Stripping	14	486,488	415,651

Cash flow from operating activities before changes in working capital and provisions		4,937,080	5,275,697

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(8) Reconciliation of Cash Flows from Operating Activities, Continued

	2009	2008
	ThUS$	ThUS$
Changes in trade and other receivables	(1,023,364)	702,798
Changes in inventories	(332,847)	(308,651)
Changes in due from related companies	(38,920)	(4,594)
Changes in other financial assets	97,384	(138,478)
Changes in trade and other payables	(370,408)	472,487
Changes in provisions	47,458	(1,602)
Changes in other financial liabilities	(640,192)	637,918
Changes in due to related companies	(24,015)	13,281
Changes in other assets and liabilities	484,219	(515,841)
Income tax paid	(262,828)	(1,236,079)

Net cash from operating activities	2,873,567	4,896,936

(9) Financial Instruments
December 31, 2009

			Other non-
		Derivatives	financial assets	Totals
Assets	Note	ThUS$	ThUS$	ThUS$
Other financial assets, current and non-current	17	130,798	—	130,798
Trade and other receivables, current and non-current	10	—	1,353,692	1,353,692
Due from related companies, current and non-current	11	—	73,403	73,403
Cash and cash equivalents	7	—	289,775	289,775

Totals		130,798	1,716,870	1,847,668

			Other non-
		Derivatives	financial liabilities	Totals
Liabilities	Note	ThUS$	ThUS$	ThUS$
Interest bearing liabilities	20	—	765,000	765,000
Due to related companies, current and non-current	11	—	283,022	283,022
Trade and other payables, current and non-current	19	—	388,615	388,615
Other financial liabilities current and non-current	21	99,393	—	99,393

Totals		99,393	1,436,637	1,536,030

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(9) Financial Instruments, Continued
December 31, 2008

			Other non-
		Derivatives	financial assets	Totals
Assets	Note	ThUS$	ThUS$	ThUS$
Other financial assets, current and non-current	17	311,636	—	311,636
Trade and other receivables, current and non-current	10	—	316,566	316,566
Due from related companies, current and non-current	11	—	34,483	34,483
Cash and cash equivalents	7	—	112,127	112,127

Totals		311,636	463,176	774,812

			Other non-
		Derivatives	financial liabilities	Totals
Liabilities	Note	ThUS$	ThUS$	ThUS$
Interest bearing liabilities	20	—	1,493,200	1,493,200
Due to related companies, current and non-current	11	—	355,037	355,037
Trade and other payables, current and non-current	19	—	764,601	764,601
Other financial liabilities, current and non-current	21	829,661	—	829,661

Totals		829,661	2,612,838	3,442,499

January 1, 2008

			Other non-
		Derivatives	financial assets	Totals
Assets	Note	ThUS$	ThUS$	ThUS$
Other financial assets, current and non-current	17	92,162	—	92,162
Trade and other receivables, current and non-current	10	—	1,024,018	1,024,018
Due from related companies, current and non-current	11	—	29,889	29,889
Cash and cash equivalents	7	—	26,941	26,941

Totals		92,162	1,080,848	1,173,010

			Other non-
		Derivatives	financial liabilities	Totals
Liabilities	Note	ThUS$	ThUS$	ThUS$
Interest bearing liabilities	20	—	935,000	935,000
Due to related companies, current and non-current	11	—	389,756	389,756
Trade and other payables, current and non-current	19	—	297,264	297,264
Other financial liabilities, current and non-current	21	106,084	—	106,084

Totals		106,084	1,622,020	1,728,104

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(10)	Trade and Other Receivables
The composition of the balance of trade and other receivables as at December 31, 2009, 2008 and January 1, 2008 is the following:

	2009	2008	Jan 1, 2008
	ThUS$	ThUS$	ThUS$
Current
Trade receivables:
Domestic clients	142,931	5,250	126,872
Foreign clients	1,129,516	252,957	840,999

Total –trade receivables, current	1,272,447	258,207	967,871

Receivable from employees	46,459	19,609	29,045
Other sundry receivables (*)	9,115	26,841	10,539

Total –other receivable, current	55,574	46,450	39,584

Total –trade and other receivables, current	1,328,021	304,657	1,007,455

Non-current
Receivable from employees housing program and other	25,671	11,909	16,563

Total –receivables, non-current	25,671	11,909	16,563

(*)	Other accounts receivable from the sale of scrap, unused warehouse articles and other sales.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(11)	Balances and Transactions with Related Companies
(a)	The accounts receivable from related companies as at December 31, 2009, 2008 and January 1, 2008 consist in the following:

	Nature of the	2009	2008	Jan 1, 2008
Company	relationship	ThUS$	ThUS$	ThUS$
BHP Billiton Marketing A.G.	Common owners	49,071	29,534	29,810
Minera Spence S.A.	Common owners	22,926	3,427	—
Compañía Minera Cerro Colorado Ltda.	Common owners	404	1,040	52
Others	Miscellaneous	1,002	482	27

Total – current		73,403	34,483	29,889

(b)	The accounts payable to related companies as at December 31, 2009, 2008 and January 1, 2008 consist in the following:

	Nature of the	2009	2008	Jan 1, 2008
Company	relationship	ThUS$	ThUS$	ThUS$
BHP Billiton Marketing AG.	Common owners	15,040	25,279	32,557
BHP Chile Inc.	Common owners	2,410	26,737	5,175
Minera Spence S.A.	Common owners	671	8,600	7,084
Compañía Minera Cerro Colorado Ltda.	Common owners	145	2,808	—
BHP Finance International Inc.	Common owners	22,378	187	—
BHP International Finance Corporation	Common owners	48,276	48,462	28,621
Rio Tinto Finance PLC	Common owners	—	—	14,748
Others	Miscellaneous	102	964	11,571

Total — current		89,022	113,037	99,756

BHP International Finance Corporation	Common owners	91,150	118,750	166,750
Río Tinto Finance PLC	Common owners	72,600	87,000	87,000
Japan Escondida Finance	Common owners	24,200	29,000	29,000
International Finance Corp.	Common owners	6,050	7,250	7,250

Total – non-current		194,000	242,000	290,000

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(11)	Balances and Transactions with Related Companies, Continued
(c)	The significant transactions with the related companies are summarized as follows:

			2009		2008		Jan 1, 2008
				Effect on profit		Effect on profit		Effect on profit
	Nature of the		Amount	(debit)/credit	Amount	(debit)/credit	Amount	(debit)/credit
Company	relationship	Transaction	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
BHP Billiton Marketing AG	Common owners	Sales agency commissions	15,565	(15,565)	19,446	(19,446)	21,224	(21,224)

BHP Billiton Marketing AG	Common owners	Freights	114,276	(114,276)	211,716	(211,716)	240,811	(240,811)
BHP Billiton Marketing AG	Common owners	Sales	264,611	264,611	250,781	250,781	629,942	629,942
BHP Mineral International	Common owners	Reimbursement of expatriates salaries and others	23,205	(23,205)	4,547	(4,547)	10,782	(10,782)
BHP Chile Inc.	Common owners	Financial services	2,674	(2,674)	2,798	(2,798)	5,187	(5,187)
BHP Chile Inc.	Common owners	Reimbursement of capital project	46,218	(46,218)	53,924	(53,924)	19,631	(19,631)

BHP Chile Inc.	Common owners	Marketing services	1,800	(1,800)	1,800	(1,800)	1,800	(1,800)
BHP Chile Inc.	Common owners	Sales commissions	958	(958)	2,766	(2,766)	588	(588)
BHP Finance International Inc.	Common owners	Debt interest	4,697	(4,697)	—	—	—	—
BHP International Finance Corporation	Common owners	Debt interest	9,201	(9,201)	15,647	(15,647)	20,561	](20,561)
Río Tinto Finance PLC	Minority ownership	Debt interest	7,523	(7,523)	7,815	(7,815)	10,727	(10,727)
Japan Escondida Finance	Minority ownership	Debt interest	2,418	(2,418)	2,605	(2,605)	3,576	(3,576)
International finance Corporation	Minority ownership	Debt interest	604	(604)	651	(651)	894	(894)
BHP Finance International Inc.	Common property	Loan obtained	143,750	—	—	—	—	—
Río Tinto Finance PLC	Minority ownership	Loan obtained	75,000	—	—	—	—	—
Japan Escondida Finance	Minority ownership	Loan obtained	25,000	—	—	—	—	—
International finance Corporation	Minority ownership	Loan obtained	6,250	—	—	—	—	—
BHP Finance International Inc.	Common property	Debt paid	143,750	—	—	—	—	—
BHP International Finance Corp.	Common property	Debt paid	27,600	—	27,600	—	27,600	—
Río Tinto Finance PLC	Minority ownership	Debt paid	89,400	—	14,400	—	14,400	—
Japan Escondida Finance	Minority ownership	Debt paid	29,800	—	4,800	—	4,800	—
International finance Corporation	Minority ownership	Debt paid	7,450	—	1,200	—	1,200	—
BHP International Finance Corp.	Common owners	Dividends paid	460,000	—	2,487,556	—	3,087,750	—
Río Tinto Finance PLC	Minority ownership	Dividends paid	240,000	—	1,297,856	—	1,611,000	—
Japan Escondida Finance	Minority ownership	Dividends paid	80,000	—	432,619	—	537,000	—
International finance Corporation	Minority ownership	Dividends paid	20,000	—	108,154	—	134,250	—
Minera Cerro Colorado Ltda.	Common owners	Sales	21,042	21,042	16,680	16,680	48,401	48,401
Minera Spence S.A.	Common owners	Sales	102,278	102,278	8,398	8,398	39,167	39,167
BMI- Base Metals	Common owners	Sales	3,829	3,829	—	—	—	—
The subordinated debt to members at December 31, 2009, 2008 and January 1, 2008, consist in the following:

	2009	2008	Jan 1, 2008
	ThUS$	ThUS$	ThUS$
Lender
BHP International Finance Corporation	139,150	166,750	194,350
Rio Tinto Finance PLC	72,600	87,000	101,400
JECO Corporation	24,200	29,000	33,800
International Finance Corporation	6,050	7,250	8,450

Subtotal	242,000	290,000	338,000

Less:
Current portion	(48,000)	(48,000)	(48,000)

Total non-current portion	194,000	242,000	290,000

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(11)	Balances and Transactions with Related Companies, Continued

Draw downs of subordinated debt to members have been made as follows:
–	US$295 million during December 1998, payable in 30 semi-annual payments commencing on June 15, 1999. Interest accrues at LIBOR plus 4% and is payable semi-annually on June 15 and December 15.

–	US$200 million during May and June 2000, payable in 30 semi-annual payments commencing on December 15, 2000. Interest accrues at LIBOR plus 4% and is payable semi-annually on June 15 and December 15.

–	US $150 million on May 11, 2001, with a grace period of 5 years for principal payable in 20 semi-annual payments commencing on June 15, 2006. Interest accrues at LIBOR plus 4% and is payable semi-annually on June 15 and December 15.

–	US$250 million loan was obtained in 2009, which was fully repaid on September 2009.
Under the terms of the subordinated loan agreement, the borrower can elect to capitalize interest due on each payment date to existing debt. Interest payable is shown as a current liability until such time as the election is made or until such interest is paid. No interest was capitalized for the years ended December 31, 2009 and 2008.

The subordinated debt to members is unsecured.

Scheduled principal payments on subordinated debt to members at December 31, 2009 are as follows:

Subordinated
debt to
members
Principal payments following the year ending December 31, 2009	ThUS$
2010	48,000
2011	48,000
2012	48,000
2013	48,000
2014	28,333
2015 and after	21,667

Totals	242,000

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(12)	Inventories
The inventories as at December 31, 2009, 2008 and January 1, 2008 consist of the following:

	2009	2008	Jan 1, 2008
	ThUS$	ThUS$	ThUS$
Current
Consumables and material	363,415	299,150	173,888
Work in progress	670,368	375,913	223,913
Finished products	46,262	72,577	42,585
Provision stock obsolescence	(5,257)	(5,699)	(7,096)

Total inventories	1,074,788	741,941	433,290

(13)	Income Taxes and Deferred Income Taxes
(a)	Income tax expenses

The expense (benefit) for income taxes for the years ended December 31, 2009 and 2008 consist of the following:

	2009	2008
	ThUS$	ThUS$
Current income tax expense	515,470	895,911
Deferred tax expense	309,686	23,459

Total income tax expense	825,156	919,370

Reconciliation of effective tax rate:

		2009		2008
	%	ThUS$	%	ThUS$
Profit before taxation		4,024,751		4,492,517

Tax on profit at statutory rate of 20.32	20.32	817,829	20.32	912,879

Factors affecting income tax expense for the period

Amount under/(over) provided in prior years	0.18	7,327	0.14	6,491

Total taxation expense	20.50	825,156	20.46	919,370

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(13)	Income Taxes and Deferred Income Taxes, Continued
(b)	Deferred income taxes

Deferred taxes at December 31, 2009, 2008 and January 1, 2008 consist of the following:

	2009	2008	Jan 1, 2008
Net deferred tax	ThUS$	ThUS$	ThUS$
Opening balance	250,255	226,796	192,588
Deferred tax expense	309,686	23,459	34,208

Closing balance	559,941	250,255	226,796

Deferred tax asset (liability) by type of temporary difference

	2009	2008	Jan 1, 2008
	ThUS$	ThUS$	ThUS$
Property, plant and equipment and depreciation	(363,070)	(318,206)	(244,617)
Provisions	35,164	31,269	53,007
Stripping cost	(178,756)	(137,138)	(91,467)
Financial instruments	(53,279)	173,820	56,281

Totals	(559,941)	(250,255)	(226,796)

(14)	Property, Plant and Equipment
Property, plant and equipment as at December 31, 2009, 2008 and January 1, 2008, consist of the following:

	2009	2008	Jan 1, 2008
	ThUS$	ThUS$	ThUS$
Assets under construction, net	281,814	357,948	620,682
Land and building, net	364,833	334,415	317,421
Plant and equipment, net	3,332,267	3,196,915	2,896,051
Other mining assets, net	961,958	761,450	530,843

Property, plant and equipment, net	4,940,872	4,650,728	4,364,997

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(14)	Property, Plant and Equipment, Continued

Property, plant and equipment as at December 31, 2009 and 2008 and January 1, 2008, is as follows:

			Other
	Land and	Plant and	mineral	Assets under
	building	equipment	assets	construction	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
2009
At beginning of financial year	515,821	5,498,126	984,792	357,948	7,356,687
Additions	—	—	204,812	507,218	712,030
Disposals	—	(9,195)	—	—	(9,195)
Transfers and other movements	54,846	528,506	—	(583,352)	—

At the end of the financial year	570,667	6,017,437	1,189,604	281,814	8,059,522

Depreciation and impairment losses
At beginning of financial year	(181,406)	(2,301,211)	(223,342)	—	(2,705,959)
Charge for the year	(24,428)	(307,642)	(4,304)	—	(336,374)
Impairment	—	(76,317)	—	—	(76,317)

At the end of the financial year	(205,834)	(2,685,170)	(227,646)	—	(3,118,650)

Net book value	364,833	3,332,267	961,958	281,814	4,940,872

2008
At beginning of financial year	472,019	4,870,083	748,669	620,682	6,711,453
Additions	—	—	236,123	416,914	653,037
Disposals	—	(4,171)	—	—	(4,171)
Transfers and other movements	43,802	632,214	—	(679,648)	(3,632)

At the end of the financial year	515,821	5,498,126	984,792	357,948	7,356,687

Depreciation and impairment losses
At beginning of financial year	(154,598)	(1,974,032)	(217,826)	—	(2,346,456)
Charge for the year	(26,808)	(288,483)	(5,516)	—	(320,807)
Impairment	—	(38,696)	—	—	(38,696)

At the end of the financial year	(181,406)	(2,301,211)	(223,342)	—	(2,705,959)

Net book value	334,415	3,196,915	761,450	357,948	4,650,728

Depreciation and amortization for the year ended as at December 31, 2009 and 2008 are included as stockpile production cost.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(14)	Property, Plant and Equipment, continued
(a)	Other mineral assets:

Other minerals assets as at December 31, 2009, 2008 and January 1, 2008 consist of the following:

	2009	2008	Jan 1, 2008
	ThUS$	ThUS$	ThUS$
Capitalized exploration, evaluation and development expenditure	251,692	251,692	251,692
Deferred stripping cost — post-mine	879,706	674,894	438,771
Deferred stripping cost — pre-production	51,422	51,422	51,422
Mineral rights	6,784	6,784	6,784

Subtotal other mineral assets, net	1,189,604	984,792	748,669

Depreciation
Accumulated depreciation-post-mine	(173,424)	(169,328)	(164,080)
Accumulated depreciation-deferred stripping cost — pre-production	(51,422)	(51,422)	(51,422)
Accumulated depreciation-mineral rights	(2,800)	(2,592)	(2,324)

Subtotal accumulated depreciation	(227,646)	(223,342)	(217,826)

Total other mineral assets	961,958	761,450	530,843

Deferred stripping at December 31, 2009, 2008 and January 1, 2008 consist of the following:

	2009	2008	Jan 1, 2008
	ThUS$	ThUS$	ThUS
Beginning of financial year	674,894	438,770	439,399
Disbursements for the period	691,300	651,775	408,954
Cost of product	(486,488)	(415,651)	(409,582)

End of financial year	879,706	674,894	438,771

Disbursements for the period includes cash cost and depreciation of ThUS$607,351 and ThUS$83,949 for year ended at December 2009, ThUS$570,464 and ThUS$81,311 for year ended at December 2008 and ThUS$357,004 and ThUS$51,950 for year ended at December 2007. Also cost of product includes waste absorbed and depreciation of ThUS$424,760 and ThUS$61,728 for year ended at December 2009, ThUS$362,843 and ThUS$52,808 for year ended at December 2008.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(14)	Property, Plant and Equipment, Continued
(b)	Write-off and disposals:

During the years ended December 31, 2009, 2008 and 2007, the Company determined values for non-recoverable fixed assets, for which a charge to profit and loss was recorded as follows:

	2009	2008	2007
	ThUS$	ThUS$	ThUS$
Plant and equipment
Pad I oxide leach	—	19,270	—
Molybdenum plant	—	9,349	—
Pampa Colorada Project	—	10,077	—
New desalinization plant	76,317	—	—

Write-off	76,317	38,696	—

Disposals	9,195	4,171	—

Total write-off asset and disposals	85,512	42,867	—

(c)	Additional information of property, plant and equipment:
1	As at the date of the present financial statements, the Company does not have property, plant and equipment given in guarantee.

2	Escondida does not have any commitments for fixed asset acquisitions.

3	During the periods comprised in these financial statements, the Company has not revalued its property, plant and equipment.

4	As at December 31, 2009 and 2008, the Company does not have assets under financial lease.
(15)	Intangible Assets
Intangible assets as at December 31, 2009, 2008 and January 1, 2008, consist of the following:

	Gross intangible assets			Accumulated amortization			Intangible assets net
	2009	2008	Jan 1, 2008	2009	2008	Jan 1, 2008	2009	2008	Jan 1, 2008
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Other assets	3,631	3,631	—	363	91	—	3,268	3,540	—

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(16)	Current Tax Assets and Liabilities
As at December 31, 2009, 2008 and January 1, 2008, the Company determined -pursuant to the tax laws currently in effect- the expense provision corresponding to the income tax period and specific to the mining activity, by publication in the Official Law N°20,097, to which the monthly provisional income tax payments were applied, as follows:

	2009	2008	Jan 1, 2008
	ThUS$	ThUS$	ThUS$
Income tax expense provision	(426,572)	(525,485)	(1,133,266)
Expense provision for specific mining activity tax	(115,795)	(413,567)	(318,311)
Less:
Provisional income tax payments	470,026	1,008,258	1,139,637
Provisional specific mining activity tax payments	122,848	233,944	274,922

Subtotal	50,507	303,150	(37,018)

Recoverable value added tax	24,429	85,044	15,239
Fuel tax	2,123	3,299	1,792
Other recoverable tax	211	191	1,130

Total current tax assets	77,270	391,684	18,161

(17)	Other Financial Assets
Other financial assets as at December 31, 2009, 2008 and January 1, 2008, recorded at fair value with changes to profit and loss, consist in the following:

	2009	2008	Jan 1, 2008
	ThUS$	ThUS$	ThUS$
Current

At fair value
Commodity price contracts	126,281	223,665	85,187

Total – current	126,281	223,665	85,187

Non-current
At fair value
Commodity price contracts	4,517	87,971	6,975

Total – non-current	4,517	87,971	6,975

The fair value of financial assets is calculated using the Black-Scholes model. This is a recognized and generally accepted valuation model and, therefore, it is used in valuing these securities. The input data of the Black-Scholes model is based on market data and requires management judgment. The crucial data input of the Black-Scholes model is extracted from the market. Specifically, the respective metal prices were obtained from the LME and the LME at-the-money (AT), and the volatility of the prices was extracted from the Bloomberg terminal.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(18)	Other Assets
The Company’s other assets as at December 31, 2009, 2008 and January 1, 2008, consist in the following:

			Jan 1
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Current
Other advances	14,711	23,548	72,713
Restricted cash (a)	—	378,563	—

Total other assets, current	14,711	402,111	72,713

Non-current
Medium grade ore stockpiles (b)	5,656	99,871	91,308
Other assets	—	34,251	—
Recoverable withholding taxes (c)	4,192	5,317	6,101

Total other assets, non-current	9,848	139,439	97,409

(a)	Restricted assets

The Restricted asset concept is associated to cash deposits to cover positions associated to the quotational period hedging program. As consequence of the 2008 copper prices the Company was required to set aside these amounts as restricted cash.

(b)	Medium grade ore stockpiles

During mining operations the portion of ore mined below a specific copper content grade is stockpiled in the medium-grade ore stockpile for future use. During 2009 these stockpiles were consumed into the production process. This ore is valued as described in Note 3(a).

(c)	Recoverable withholding taxes

The Chilean Internal Revenue Service allows the recovery of tax withholdings related to technical service contracts. The non-current part of these withholding taxes has been included under other assets.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(19)	Trade and Other Payables

Trade and other payables as at December 31, 2009, 2008 and January 1, 2008, consist of the following:

			Jan 1,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Current
Trade creditors	332,599	297,152	224,963
Interest payable	4,005	14,040	15,410
Other payables	16,359	412,179	10,511

Total trade and other payables – current	352,963	723,371	250,884

Non-current
Other payables	35,652	41,230	46,380

Total trade and other payables - non-current	35,652	41,230	46,380

(20)	Interest Bearing Liabilities

The balances of interest bearing liabilities are summarized as follows:

			Jan 1,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Current
Unsecured bank loans	176,250	728,200	85,000

Total current	176,250	728,200	85,000

Non-current
Unsecured bank loans	588,750	765,000	850,000

Total non-current	588,750	765,000	850,000

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(20)	Interest Bearing Liabilities, Continued

The balances of bank loans without guarantees are summarized as follows:
(a)	Export loans

As at December 2009, 2008 and January 1, 2008, the Company shows the following export loans:

			Jan 1,
Bank or financial institution	2009	2008	2008
Current	ThUS$	ThUS$	ThUS$
Banco Santander Santiago Libor + 3.9%	—	50,310	—
Banco Santander Santiago Libor + 3.25%	—	50,389	—
Banco Santander Santiago Libor + 3.5%	—	50,406	—
Banco Santander Santiago Libor + 3.68%	—	100,364	—
Banco BBVA Libor + 3.3%	—	15,130	—
Banco BBVA Libor + 3.9%	—	15,037	—
Banco BBVA Libor + 3.95%	—	10,019	—
Banco de Chile Libor + 3.6%	—	100,915	—
Banco de Chile Libor + 3.45%	—	85,684	—
Banco de Chile Libor + 3.25%	—	36,088	—
Banco Bice Libor + 2%	—	39,356	—
Banco Security Libor + 3.84%	—	30,152	—
Banco Scotiabank Libor + 2.74%	—	15,064	—
Banco Scotiabank Libor + 2.97%	—	35,110	—
Banco HSBC Libor + 2.70%	—	13,047	—

Totals	—	647,071	—

Capital amount owed:	—	643,200	—

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(20)	Interest Bearing Liabilities, Continued
(b)	Unsecured bank loans

The balances of the unsecured bank loans are summarized as follows:

						2008			Jan 1, 2008
				2009			Non-			Non-
International banks	Current rate	Beginning	Total	Non-current	Current	Total	current	Current	Total	current	Current
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
BNP Paribas	(1) L+0.50%	1998	275,000	275,000	—	275,000	275,000	—	275,000	275,000	—
The Bank of Tokyo – Mitsubishi UFJ Ltd.	(2) L+0.175%	2001	—	—	—	25,000	—	25,000	50,000	25,000	25,000
Japan Bank for International Cooperation	(2) L+0.025%	2001	140,000	105,000	35,000	175,000	140,000	35,000	210,000	175,000	35,000
Kreditanstalt für Wiederaufbau	(2) L+0.275%	2001	50,000	25,000	25,000	75,000	50,000	25,000	100,000	75,000	25,000
The Bank of Tokyo Mitsubishi UFJ Ltd.	(2) L+0.275%	2005	90,000	—	90,000	90,000	90,000	—	90,000	90,000	—
Japan Bank for International Cooperation	(2) L+0.02%	2005	210,000	183,750	26,250	210,000	210,000	—	210,000	210,000	—

Total Bank (b)			765,000	588,750	176,250	850,000	765,000	85,000	935,000	850,000	85,000

Exporters’ loan (a)			—	—	—	643,200	—	643,200	—	—	—

Total Interest-accruing loans			765,000	588,750	176,250	1,493,200	765,000	728,200	935,000	850,000	85,000

(1)	L Monthly Libor

(2)	L Semi-annual Libor

			2009			2008
	Current			Non-			Non-			Jan 1, 2008
Debt with owners	rate	Beginning	Total	Current	Current	Total	current	Current	Total	Non-current	Current
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		1998
		2000
BHP International Finance Corporation	(3) L+ 4%	2001	139,150	111,550	27,600	166,750	139,150	27,600	194,350	166,750	27,600
		1998
		2000
Río Tinto PLC	(3) L+ 4%	2001	72,600	58,200	14,400	87,000	72,600	14,400	101,400	87,000	14,400
		1998
		2000
Japan Escondida Finance	(3) L+ 4%	2001	24,200	19,400	4,800	29,000	24,200	4,800	33,800	29,000	4,800
		1998
		2000
International Finance Corporation	(3) L+ 4%	2001	6,050	4,850	1,200	7,250	6,050	1,200	8,450	7,250	1,200
Total debt with owners (*)			242,000	194,000	48,000	290,000	242,000	48,000	338,000	290,000	48,000

Total loans			1,007,000	782,750	224,250	1,783,200	1,007,000	776,200	1,273,000	1,140,000	133,000

(3)	Semi-annual LIBOR

(*)	These amounts correspond to the subordinated debt, which is disclosed under Note 11 (b).

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(20)	Interest Bearing Liabilities, Continued

On June 12, 1998 the Company entered into an unsecured loan agreement for the amount of US$275 million with BNP Paribas. As at June 30, 2009 the interest rate is LIBOR + 0.50%. The loan is due for repayment in June 2011 (full amount).

On September 14, 2001, the Company entered into an unsecured loan agreement for the amount of US$500 million, of which US$350 million is with Japan Bank for International Cooperation, and US$150 million with a syndicate of banks, with The Bank of Tokyo-Mitsubishi Ltd. being the agent bank. At June 30, 2003, the total loan had been drawn down. The loan with Japan Bank for International Cooperation is payable in 20 semi-annual payments commencing March 1, 2004 and bears interest at LIBOR (180 day) plus 0.25%. The syndicate loan with The Bank of Tokyo-Mitsubishi Ltd. as lead bank is payable in 12 semi-annual payments commencing March 1, 2004, and at commencement bore interest at LIBOR (180 days) + 0.90%. On March 2006 the interest rate was renegotiated and decreased to Libor (180 days) + 0.175%. The outstanding balance as of December 31, 2009 amounted to US$140 million (December 31, 2008: US$200 million).

On September 14, 2001, the Company entered into an unsecured loan agreement for the amount of US$200 million with Kreditanstalt für Wiederaufbau. The loan is payable in 16 semi-annual payments commencing April 1, 2004. At commencement the loan bore interest at LIBOR (180 days) + 0.75%. On December 2005, the interest rate was renegotiated and decreased to a rate of LIBOR (180 days) + 0.275%. The maturity of the loan did not change. The balance outstanding as of December 31, 2009 amounted to US$50 million. (December 31, 2008: US$75 million).

On January 31, 2005, the Company entered into an unsecured loan agreement for the amount of US$300 million of which US$210 million is with Japan Bank for International Cooperation and US$90 million with a syndicate of banks, with The Bank of Tokyo-Mitsubishi UFJ Ltd being the agent bank. The loan with Japan Bank for International Cooperation bears interest at LIBOR (180 days) + 0.20% and will mature after 12 years commencing January 31, 2010. The syndicate loan with The Bank of Tokyo-Mitsubishi Ltd. as lead bank bears interest at LIBOR (180 days) + 0.275% and will mature in 5 years. The balance outstanding as of December 31, 2009 was of US$300 million (as of December 31, 2008: US$300 million).

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(20)	Interest Bearing Liabilities, Continued

Scheduled principal payments on senior unsecured debt as at December 31, 2009 are as follows:

ThUS$
2010	176,250
2011	361,250
2012	61,250
2013	61,250
2014	26,250
2015 and after	78,750

Total	765,000

(c)	As at December 31, 2009, the Company does not maintain lines of credit with banks.

The above loans in (b) are subject to certain covenants, the most restrictive of which require that:
(i)	The total debt to Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) ratio being no greater than 2.75; and,

(ii)	The net worth of the Company may not be less than US$900 million.
The senior unsecured debt ranks pari passu with any other senior unsecured debt.

The Company was in compliance with all debt covenants as at December 31, 2009 and 2008.
(21)	Other Financial Liabilities

The other financial liabilities as at December 31, 2009, 2008 and January 1, 2008 consist in the following:

	2009	2008	Jan 1, 2008
	ThUS$	ThUS$	ThUS$
Current
At fair value
Commodity contracts	94,708	738,559	60,899
Other derivative contracts	2,228	(1,431)	38,311

Total current	96,936	737,128	99,210

Non-current
At fair value
Commodity contracts	2,457	92,533	6,874

Total non-current	2,457	92,533	6,874

Other financial liabilities balances are related to quotational period hedging program and the balances at mark to market at December 31, 2009, 2008 and January 1, 2008 as commodity contracts. Other derivative contracts are related to certain sales contracts associated to refining treatment price participation.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(22)	Provisions

The provisions as at December 31, 2009, 2008 and January 1, 2008 consist in the following:

	2009	2008	Jan 1, 2008
	ThUS$	ThUS$	ThUS$
Current
Severance (a)	85,905	61,326	63,800
Other employee benefits	70,393	47,571	47,131
Maritime insurance provision	2,399	2,342	1,910

Total current provision	158,697	111,239	112,841

Non-current
Restoration and rehabilitation (b)	143,313	130,676	127,423
Other provisions	1,713	591	5,365

Total non-current provisions	145,026	131,267	132,788

(a)	Severance as at December 31, 2009, 2008 and January 1, 2008, consist of the following:

			Jan 1,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Opening balance	61,326	63,800	39,932
Increase	14,759	16,858	17,639
Payments	(3,636)	(11,567)	(4,331)
Currency exchange	13,456	(7,765)	10,560

Total severance and other provisions	85,905	61,326	63,800

(b)	Restoration and rehabilitation as at December 31, 2009, 2008 and January 1, 2008 consist of the following:

	2009	2008	Jan 1, 2008
	ThUS$	ThUS$	ThUS$
Opening balance	130,676	127,423	88,043
Increases (i)	12,637	3,253	40,769
Payments	—	—	(1,389)

Total restoration and rehabilitation	143,313	130,676	127,423

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(22)	Provisions, Continued
(i)	Increase as at December 31, 2009, 2008 and January 1, 2008 consists of the following:

			Jan 1,
	2009	2008	2008
	ThUS$	ThUS$	ThUS$
Discount unwind	4,600	3,253	3,501
Increases	8,037	—	37,268

Total increase	12,637	3,253	40,769

The estimated undiscounted value of the restoration and rehabilitation provision is ThUS$377,590 and ThUS$367,435 as at December 31, 2009 and 2008, respectively. The discount rate applied to the cash flows is 3.5% in both years and it is not expected to require significant payments in the next five years.

The provision for restoration and rehabilitation includes the dismantling of all the mine site facilities including Los Colorados and Laguna Seca plants, the Cathode Oxide plant, Cathode Sulphide Leach plant, a portion of the Coloso port facilities and the rehabilitation of the Salar de Punta Negra environment.
(23)	Paid-in Capital

Paid-in capital has been contributed as follows:

ThUS$
Initial capital (*)	65,727
Capitalization of retained earnings by public deed dated:
July 27, 1988	1,497
October 7, 1988	22,877
February 6, 1989	6,110
April 7, 1989	6,013
March 30, 2001	161,000
December 21, 2001	196,700
December 19, 2002	54,578
December 30, 2003	16,700
December 30, 2004	16,700
December 30, 2005	50,000
December 30, 2006	50,000
December 30, 2009	83,340

Capital as at December 31, 2009:	731,242

(*)	The Company’s initial capital, of ThUS$65,727 was contributed by the former partners of Minera Utah de Chile Inc. and Getty Mining (Chile) Inc., and relates to property, plant and equipment, cash advances and exploration expenses

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(23)	Paid-in Capital, Continued

According to the Foreign Investment Contract between the state of Chile and the Escondida’s owners, the financial debt / equity ratio must not be higher than 75% and lower than 25% by the end of each calendar year. The compliance by the foreign investors with the referred percentage is verified by the Executive Vice Presidency of the Chile Foreign Investment Committee as of December 31 of each year. To comply with this legal requirement, the Company has capitalized the retained earnings disclosed above.

The breakdown of the dividends distributed during 2009, 2008 and January 1, 2008, is the following:

	Ownership			Jan 1,
	Share	2009	2008	2008
Owners	%	ThUS$	ThUS$	ThUS$
BHP Escondida Inc.	57.5	460,000	2,487,556	3,087,750
Rio Tinto Escondida Limited	30.0	240,000	1,297,856	1,611,000
JECO Corporation	10.0	80,000	432,619	537,000
International Finance Corporation	2.5	20,000	108,154	134,250

Total dividends:	100.0	800,000	4,326,185	5,370,000

(24)	Revenue

The Company generates revenue from production and sales of the following products: copper concentrate and copper cathode.

The copper concentrate also contains gold and silver quantities traded. These represent 6% in 2009 and 2% in 2008, of total copper concentrate revenue.

Revenue for the years ended December 31, 2009 and 2008 consists of the following:

	2009
	Copper	Copper
	concentrate	cathodes	Total
	ThUS$	ThUS$	ThUS$
Sales of Company production	5,200,581	1,377,531	6,578,112
Sales of third party product	—	101,177	101,177
Intercompany sales	—	391,760	391,760

Total revenue	5,200,581	1,870,468	7,071,049

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(24) Revenue, Continued

	2008
	Copper	Copper
	concentrate	cathodes	Total
	ThUS$	ThUS$	ThUS$
Sales of Company production	6,393,543	1,399,358	7,792,901
Sales of third party product	—	251,115	251,115
Intercompany sales	—	275,859	275,859

Total revenue	6,393,543	1,926,332	8,319,875

(25) Other Income
The other income for the years ended December 31, 2009 and 2008 consists of the following:

	2009	2008
	ThUS$	ThUS$
Income on sundry operations	13,374	11,196
Other income	822	885

Total other income	14,196	12,081

Income on sundry operations consist sales of scrap, obsolescence and other sales.
(26) Cost of Sales
Cost of sales for the years ended December 31, 2009 and 2008 consists of the following:

		2009	2008
	Note	ThUS$	ThUS$
Contractors		844,136	833,962
Raw materials and consumables used		711,690	825,868
Fuel and energy		522,834	720,246
Depreciation expense	14	336,374	320,807
Personal remuneration and benefits	27	413,213	280,027
Assets written off	14	76,317	38,696
Changes in inventories of finished goods and work in progress		(383,814)	(433,633)

Total cost of sales		2,520,750	2,585,973

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(27) Personnel Remuneration and Benefits
Personnel remuneration and benefits included in cost of sales, consists in the following:

	2009	2008
	ThUS$	ThUS$
Remunerations	197,887	183,788
Severance	14,759	16,858
Labour negotiation	131,538	12,227
Other benefits	69,029	67,154

Total personnel remuneration and benefits	413,213	280,027

Compensation for key management personnel
For these purposes, Escondida has considered key personnel, those with authority and responsibility to plan, direct and control the activities of the Company, including the President of the Company and the Vice-presidents, who comprise the Company’s senior management.
The Company’s senior management included 12 senior executives in 2009 and 11 during 2008. These professionals received remunerations and other benefits during FY2009 and FY2008, as follows:

	2009	2008
	ThUS$	ThUS$
Fixed monthly salaries and benefits	4,269	4,573
Bonuses subject to performance	1,154	1,236
Other benefits	161	172

Total remuneration and benefits of key personnel:	5,584	5,981

(28) Other Income (Expense)
The breakdown of other income (expense) as at December 31, 2009 and 2008 is the following:

		2009	2008
	Note	ThUS$	ThUS$
Finance expense	29	(67,214)	(75,062)
Fair value change on derivatives	33	142,222	(704,499)
Finance revenue		637	3,601

Other income (expense)		75,645	(775,960)

Financial revenues are related to time deposit investments.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(29) Finance Expense
The finance expense for the years ended December 31, 2009 and 2008, include the following:

	2009	2008
	ThUS$	ThUS$
Bank loan interest *	48,862	52,685
Subordinated loan interest	14,032	15,012
Restoration and rehabilitation	4,730	4,470
Other interest	(410)	2,895

Total financial expense:	67,214	75,062

*	Related to unsecured bank loans.
(30) Contingencies
As at December 31, 2009 and 2008, Escondida does not have any material contingent liability.
(31) Commitments
As at December 31, 2009 and 2008, Escondida has commitments according to the following breakdown:

	2009	2008
	ThUS$	ThUS$
Expense commitments (includes the delivery of supplies and services)
Maturities during the following 12 months:	30,801	31,318
Maturities over 1 year and under 2 years	68,874	45,315
Maturities over 2 year and under 3 years	45,414	47,156
Maturities over 3 year and under 4 years	37,844	49,552
Maturities over 4year and under 5 years	32,192	34,153
Maturities over 5years	450,896	497,175

Total commitments	660,021	704,669

These commitments are mainly associated to long-term contracts for the supply of energy and mine area contractors.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(32) Exploration and Evaluation Expenses
The Company classifies as expense the amounts spent for exploration and evaluation incurred prior to the project’s technical and economic feasibility.
During the years ended December 31, 2009 and 2008, Escondida made disbursements for explorations that have impacted the profit for each period, according to the following:

	2009	2008
	ThUS$	ThUS$
Mineral exploration	104,380	54,926
Other studies	5,066	6,089

Total exploration and evaluation expense	109,446	61,015

(33) Fair Value Change on Derivatives
The changes in derivatives, as at December 31, 2009 and 2008, is the following:

	2009	2008
	ThUS$	ThUS$
Realized loss	(407,427)	(160,395)
Unrealized gains/(loss)	549,649	(544,104)

Total fair value change on derivatives	142,222	(704,499)

(34) Leased Assets
(a)	Lease

The Company as at December 31, 2009 and 2008 does not maintain any assets under a financial leasing system.

(b)	Operating leases

Those assets under operative leasing are not capitalized and their lease payments are included in the profit and loss on a straight-line base throughout the leasing period. For the years 2009 and 2008, the total operating leases expense amounted to ThUS$44,621 and ThUS$27,646, respectively.

MINERA ESCONDIDA LIMITADA
Notes to the Financial Statements
December 31, 2009 and 2008
(34) Leased Assets, Continued
As at December 31, 2009 and 2008, Escondida maintains operative leasing contracts, according to the following:

Operative leasing contract	2009	2008
	ThUS$	ThUS$
Maturities during the following 12 months:	88,431	44,621
Maturities over 1 year and under 2 years	44,900	75,238
Maturities over 2 year and under 3 years	43,758	38,442
Maturities over 3 year and under 4 years	28,441	37,532
Maturities over 4year and under 5 years	3,281	25,328
Maturities over 5years	—	3,281

Total operating leasing:	208,811	224,442

(35) Subsequent Events
As at the date of issuance of the present financial statements, there have been no significant events that might affect the figures and/or their disclosure.
Regarding the earthquake that affected Chile on February 27, 2010, neither the Company ´s mine site nor its premises or facilities have suffered any significant impact attributable to this event.