Form 20-F/A
period 2009-12-31
RIO TINTO PLC; RIO TINTO LTD
filed 2010-10-27
CIK 863064, 887028

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F/A
Amendment No. 1
(Mark One)

☐	Registration statement pursuant to Section 12 (b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the financial year ended: 31 December 2009
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from: _____________ to _____________
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of event requiring this shell company report _____________

Commission file number: 1-10533	Commission file number: 0-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

England and Wales	Victoria, Australia
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

2 Eastbourne Terrace	Level 33, 120 Collins Street
London, W2 6LG, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Julie Parent, T: 514-848-8519, E: julie.parent@riotinto.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

	Name of each exchange	Name of each exchange
Title of each class	on which registered	on which registered	Title of each class
American Depositary Shares*	New York Stock Exchange
Ordinary Shares of 10p each**	New York Stock Exchange
7.125% Notes due 2013	New York Stock Exchange	New York Stock Exchange	7.125% Notes due 2013
5.875% Notes due 2013	New York Stock Exchange	New York Stock Exchange	5.875% Notes due 2013
6.500% Notes due 2018	New York Stock Exchange	New York Stock Exchange	6.500% Notes due 2018
7.125% Notes due 2028	New York Stock Exchange	New York Stock Exchange	7.125% Notes due 2028
8.950% Notes due 2014	New York Stock Exchange	New York Stock Exchange	8.950% Notes due 2014
9.000% Notes due 2019	New York Stock Exchange	New York Stock Exchange	9.000% Notes due 2019
*	Evidenced by American Depositary Receipts. Each American Depositary Share Represents one Rio Tinto plc Ordinary Shares of 10p each.

**	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Title of each class
None	Shares
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None	None
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of each class	Number	Number	Title of each class
Ordinary Shares of 10p each	1,529,003,871	606,831,240	Shares
DLC Dividend Share of 10p	1	1	DLC Dividend Share
Special Voting Share of 10p	1	1	Special Voting Share
Indicate by check mark if the registrants are well-known seasoned issuers, as defined in rule 405 of the Securities Act.
Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrants are not required to file reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
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
Yes ☑ No ☐
          Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).* Yes ☑ No ☐
*	This requirement does not apply to the registrant until its fiscal year ending December 31, 2011.
Indicate by check mark whether the registrants are large accelerated filers, accelerated filers, or non-accelerated filers. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
     Indicate by check mark which basis of accounting the registrants have used to prepare the financial statements included in this filing:
     US GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☑ Other ☐
If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrants have elected to follow:
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

Explanatory Note
This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”) filed by Rio Tinto plc and Rio Tinto Limited with the Securities and Exchange Commission on 27 May, 2010, and is being filed solely to amend the Report of Independent Registered Public Accounting Firm (the “Audit Report”) contained in Item 18 of the Form 20-F to correct a typographical error in the date of the Audit Report from 15 April 2010 to 27 May 2010.
Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, we have repeated the entire text of Item 18 of the Form 20-F in this Amendment. However, there have been no changes to the text of such item other than the change stated in the immediately preceding paragraph.
This Amendment includes a new Consent of Independent Registered Public Accounting Firm as Exhibit 15.1 and a new Consent of Independent Auditors as Exhibit 15.2 hereto and new certifications by our Principal Executive Officer and Principal Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 12.1 and 13.1 hereto.
Except as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F or reflect any events or transactions that have occurred after the filing of the original Form 20-F. Please refer to our Current Reports on Form 6-K dated 18 October 2010 and 19 October 2010 for descriptions of such subsequent events or transactions.

RIO TINTO
PART III
Item 18. Financial Statements
The 2009 Financial statements of the Rio Tinto Group and the separate 2009 Financial statements of Minera Escondida Limitada (Rio Tinto: 30 per cent), which exceeded certain tests of significance under Rule 3-09 of Regulation S-X, are included as the “A” pages in this Annual report on Form 20-F.
Item 19. Exhibits
Exhibits marked “***” have been filed as exhibits to this amendment to the Annual report on Form 20-F/A and other exhibits have been filed previously or incorporated by reference as indicated.
INDEX

Exhibit
Number	Description
1.1*	Articles of Association of Rio Tinto plc (adopted by special resolution passed on 20 April 2009 and amended on 1 October 2009)

1.2*	Constitution of Rio Tinto Limited (ACN 004 458 404) (as adopted by special resolution passed on 24 May 2000 and amended by special resolution on 18 April 2002, 29 April 2005, 27 April 2007, 24 April 2008 and 20 April 2009)

2.1	Facility Agreement, dated 12 July 2007, among Rio Tinto, Credit Suisse, Deutsche Bank AG, London Branch, The Royal Bank of Scotland plc, and Societe Generale (incorporated by reference to Exhibit (b)(1) to the Schedule TO-T filed by Rio Tinto plc and Rio Tinto Canada Holding Inc. on 24 July 2007, File No. 1-10533)

3.1	DLC Merger Implementation Agreement, dated 3 November 1995 between CRA Limited and The RTZ Corporation PLC relating to the implementation of the DLC merger (incorporated by reference to Exhibit 2.1 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533)

3.2*	DLC Merger Sharing Agreement, dated 21 December 1995 and amended on 14 April 2005, 29 April 2005 and 18 December 2009 between CRA Limited and The RTZ Corporation PLC relating to the ongoing relationship between CRA and RTZ following the DLC merger

3.3*	RTZ Shareholder Voting Agreement, dated 21 December 1995 and amended on 18 January 2010 between The RTZ Corporation PLC, RTZ Shareholder SVC Pty. Limited, CRA Limited, R.T.Z. Australian Holdings Limited and The Law Debenture Trust Corporation p.l.c

3.4*	CRA Shareholder Voting Agreement, dated 21 December 1995 and amended 18 January 2010 between CRA Limited, CRA Shareholder SVC Limited, The RTZ Corporation PLC and The Law Debenture Trust Corporation p.l.c., relating to the RTZ Special Voting Share

4.01	Service Agreement dated 4 May 2007 between Mr T Albanese and Rio Tinto London Limited (incorporated by reference to Exhibit 4.01 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2007, File No. 1-10533)

4.02	Memorandum effective 1 March 2008 to Service Agreement dated 12 April 2006 between Mr T Albanese and Rio Tinto London Limited (incorporated by reference to Exhibit 4.02 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2007, File No. 1-10533)

4.03	Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto London Limited (incorporated by

Exhibit
Number	Description
reference to Exhibit 4.31 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2002, File No. 1-10533)

4.04	Memorandum effective 1 March 2008 to Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto London Limited (incorporated by reference to Exhibit 4.01 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2007, File No. 1-10533)

4.05	Rio Tinto plc — Share Option Plan 2004 (incorporated by reference to Exhibit 4.3 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)

4.06	Rio Tinto plc — Mining Companies Comparative Plan 2004 (incorporated by reference to Exhibit 4.4 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)

4.07	Rio Tinto Limited — Share Option Plan 2004 (incorporated by reference to Exhibit 4.6 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)

4.08	Rio Tinto Limited — Mining Companies Comparative Plan 2004 (incorporated by reference to Exhibit 4.7 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)

4.09	Medical expenses plan (incorporated by reference to Exhibit 4.67 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)

4.10	Pension plan (incorporated by reference to Exhibit 4.68 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)

4.11	Rules of The Rio Tinto plc 2008 Bonus Deferral Plan (incorporated by reference to Exhibit 4.15 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2008, File No. 1-10533)

4.12	US Annex to the Rules of the Rio Tinto plc 2008 Bonus Deferral Plan (incorporated by reference to Exhibit 4.16 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2008, File No. 1-10533)

4.13	Rules of The Rio Tinto Limited 2008 Bonus Deferral Plan (incorporated by reference to Exhibit 4.17 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2008, File No. 1-10533)

4.14	US Annex to the Rules of the Rio Tinto Limited 2008 Bonus Deferral Plan (incorporated by reference to Exhibit 4.18 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2008, File No. 1-10533)

4.15* **	Implementation Agreement between Rio Tinto Limited, Rio Tinto plc, BHP Billiton Limited and BHP Billiton plc dated 5 December 2009 (including the schedules).

8.1*	List of subsidiary companies.

12.1***	Certifications pursuant to Rule 13a-14(a) of the Exchange Act.

13.1***	Certifications furnished pursuant to Rule 13a-14(b) of the Exchange Act (such certifications are not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference in any filing under the Securities Act).

15.1***	Consent of Independent Registered Public Accounting Firm to the incorporation of the audit report relating to the Rio Tinto Group and effectiveness of internal control over financial reporting of the Rio Tinto Group by reference in registration statements on Form F-3 and Form S-8.

15.2***	Consent of Independent Auditors to the incorporation of the audit report relating to the Minera Escondida Limitada by reference in registration statements on Form F-3 and Form S-8.

*	Previously filed as an exhibit to the Annual Report on Form 20-F for the year ended 31 December 2009.

**	Pursuant to a request for confidential treatment filed with the Securities and Exchange, the confidential portions of this exhibit have been omitted and filed seperately with the Securities and Exchange Commission.

***	Filed herewith.

Signature
The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F/A and that they have duly caused and authorised the undersigned to sign this Amendment No. 1 to the Annual Report on their behalf.

Rio Tinto plc	Rio Tinto Limited
(Registrant)	(Registrant)

/s/ Tom Albanese	/s/ Tom Albanese
Name: Tom Albanese	Name: Tom Albanese
Title: Chief Executive Officer	Title: Chief Executive Officer

Date: 27 October 2010	Date: 27 October 2010

2009 Financial statements

Group income statement
Years ended 31 December

		2009		2008		2007
	Note	US$m		US$m		US$m

Continuing operations
Consolidated sales revenue		41,825		54,264		29,700
Net operating costs (excluding items shown separately)	3	(33,818)		(37,641)		(20,752)
Impairment charges	5	(1,573)		(8,015)		(58)
Profits on disposal of interests in businesses	41	692		2,231		2
Exploration and evaluation costs	12	(514)		(1,134)		(574)
Profits on disposal of interests in undeveloped projects (b)	12	894		489		253

Operating profit		7,506		10,194		8,571
Share of profit after tax of equity accounted units	6	786		1,039		1,584

Profit before finance items and taxation		8,292		11,233		10,155
Finance items
Net exchange gains/(losses) on external debt and intragroup balances	24	365		(176)		194
Net gains/(losses) on derivatives not qualifying for hedge accounting		261		(173)		57
Interest receivable and similar income	7	120		204		134
Interest payable and similar charges	7	(929)		(1,618)		(538)
Amortisation of discount		(249)		(292)		(166)

		(432)		(2,055)		(319)

Profit before taxation		7,860		9,178		9,836

Taxation	8	(2,076)		(3,742)		(2,090)

Profit from continuing operations		5,784		5,436		7,746
Discontinued operations
Loss after tax from discontinued operations	19	(449)		(827)		—

Profit for the year		5,335		4,609		7,746
- attributable to outside equity shareholders		463		933		434
- attributable to equity shareholders of Rio Tinto (Net earnings)		4,872		3,676		7,312

Basic earnings/(loss) per share (c) (2008 and 2007 restated)
Profit from continuing operations	9	301.7	c	286.8	c	464.9	c
Loss from discontinued operations	9	(25.5	)c	(52.7	)c	—

Profit for the year	9	276.2	c	234.1	c	464.9	c

Diluted earnings/(loss) per share (c) (2008 and 2007 restated)
Profit from continuing operations	9	300.7	c	285.5	c	462.9	c
Loss from discontinued operations	9	(25.4	)c	(52.4	)c	—

Profit for the year	9	275.3	c	233.1	c	462.9	c

(a)	Consolidated revenue includes subsidiary sales to equity accounted units.

(b)	Profits arising on the disposal of interests in undeveloped projects are stated net of charges of nil (2008: US$156 million; 2007: nil), related to such projects.

c)	The rights issues were at a discount to the then market price. Accordingly, earnings per share for all periods up to the date on which the shares were issued have been adjusted for the bonus element of the issues. The 2008 comparatives have been restated accordingly. See note 46 for other information relating to the rights issues.

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

PricewaterhouseCoopers LLP	PricewaterhouseCoopers
London, United Kingdom	Brisbane, Australia
27 May 2010	27 May 2010
In respect of the Board of Directors and	In respect of the Board of Directors and
Shareholders of Rio Tinto plc	Shareholders of Rio Tinto Limited

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