Form 20-F/A
period 2009-12-31
RIO TINTO PLC; RIO TINTO LTD
filed 2010-11-19
CIK 863064, 887028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 2
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
Yes ☐ No ☑
     Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
Yes ☐ No ☑

EXPLANATORY NOTE
     This Amendment No. 2 to Form 20-F is filed solely to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed jointly by Rio Tinto plc and Rio Tinto Limited on May 27, 2010, as amended by Amendment No. 1 to form 20-F filed on October 27, 2010 (the “Form 20-F”) in order to refile Exhibit 4.15. Exhibit 4.15 is an Implementation Agreement which had been entered into by Rio Tinto Limited, Rio Tinto plc, BHP Billiton Limited and BHP Billiton plc dated 5 December 2009 (including the schedules) (collectively the “Implementation Agreement”). As announced in the report on Form 6-K filed with the Securities and Exchange Commission by Rio Tinto plc and Rio Tinto Limited on October 18, 2010, the plans for a joint venture between the parties have ended and the Implementation Agreement has been terminated.
     Portions of Exhibit 4.15 were redacted and filed separately with the Securities Exchange Commission pursuant to a request for confidential treatment. The purpose of this Amendment No. 2 to Form 20-F is to replace Exhibit 4.15 with a new version which includes (a) the execution date of the Implementation Agreement and (b) the names of the signatories to the Implementation Agreement. Exhibit 4.15 to this Amendment No. 2 to Form 20-F supersedes and replaces the corresponding exhibit originally filed with the Form 20-F. Certain other portions of this new version of Exhibit 4.15 will continue to be redacted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.
     This Amendment No. 2 to Form 20-F, including revised Exhibit 4.15, speaks as of the date of the initial filing of the Form 20-F. Other than as described above, this Amendment No. 2 to Form 20-F does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

INDEX
Signature
EX-4.15
EX-12.1

     Exhibits marked “****” have been filed as exhibits to this Amendment No. 2 to Form 20-F and other exhibits have been incorporated by reference as indicated.
     INDEX

Exhibit
Number	Description

1.1*	Articles of Association of Rio Tinto plc (adopted by special resolution passed on 20 April 2009 and amended on 1 October 2009)

1.2*	Constitution of Rio Tinto Limited (ACN 004 458 404) (as adopted by special resolution passed on 24 May 2000 and amended by special resolution on 18 April 2002, 29 April 2005, 27 April 2007, 24 April 2008 and 20 April 2009)

2.1	Facility Agreement, dated 12 July 2007, among Rio Tinto, Credit Suisse, Deutsche Bank AG, London Branch, The Royal Bank of Scotland plc, and Societe Generale (incorporated by reference to Exhibit (b)(1) to the Schedule TO-T filed by Rio Tinto plc and Rio Tinto Canada Holding Inc. on 24 July 2007, File No. 1-10533)

3.1	DLC Merger Implementation Agreement, dated 3 November 1995 between CRA Limited and The RTZ Corporation PLC relating to the implementation of the DLC merger (incorporated by reference to Exhibit 2.1 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533)

3.2*	DLC Merger Sharing Agreement, dated 21 December 1995 and amended on 14 April 2005, 29 April 2005 and 18 December 2009 between CRA Limited and The RTZ Corporation PLC relating to the ongoing relationship between CRA and RTZ following the DLC merger

3.3*	RTZ Shareholder Voting Agreement, dated 21 December 1995 and amended on 18 January 2010 between The RTZ Corporation PLC, RTZ Shareholder SVC Pty. Limited, CRA Limited, R.T.Z. Australian Holdings Limited and The Law Debenture Trust Corporation p.l.c

3.4*	CRA Shareholder Voting Agreement, dated 21 December 1995 and amended 18 January 2010 between CRA Limited, CRA Shareholder SVC Limited, The RTZ Corporation PLC and The Law Debenture Trust Corporation p.l.c., relating to the RTZ Special Voting Share

4.01	Service Agreement dated 4 May 2007 between Mr T Albanese and Rio Tinto London Limited (incorporated by reference to Exhibit 4.01 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2007, File No. 1-10533)

4.02	Memorandum effective 1 March 2008 to Service Agreement dated 12 April 2006 between Mr T Albanese and Rio Tinto London Limited (incorporated by reference to Exhibit 4.02 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2007, File No. 1-10533)

4.03	Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto London Limited (incorporated by reference to Exhibit 4.31 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2002, File No. 1-10533)

4.04	Memorandum effective 1 March 2008 to Service Agreement dated 19 June 2002 between Mr G R Elliott and Rio Tinto London Limited (incorporated by reference to Exhibit 4.01 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2007, File No. 1-10533)

4.05	Rio Tinto plc — Share Option Plan 2004 (incorporated by reference to Exhibit 4.3 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)

4.06	Rio Tinto plc — Mining Companies Comparative Plan 2004 (incorporated by reference to Exhibit 4.4 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)

4.07	Rio Tinto Limited — Share Option Plan 2004 (incorporated by reference to Exhibit 4.6 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)

4.08	Rio Tinto Limited — Mining Companies Comparative Plan 2004 (incorporated by reference to Exhibit 4.7 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)

4.09	Medical expenses plan (incorporated by reference to Exhibit 4.67 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)

4.10	Pension plan (incorporated by reference to Exhibit 4.68 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2000, File No. 1-10533)

4.11	Rules of The Rio Tinto plc 2008 Bonus Deferral Plan (incorporated by reference to Exhibit 4.15 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2008, File No. 1-10533)

4.12	US Annex to the Rules of the Rio Tinto plc 2008 Bonus Deferral Plan (incorporated by reference to Exhibit 4.16 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2008, File No. 1-10533)

4.13	Rules of The Rio Tinto Limited 2008 Bonus Deferral Plan (incorporated by reference to Exhibit 4.17 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2008, File No. 1-10533)

4.14	US Annex to the Rules of the Rio Tinto Limited 2008 Bonus Deferral Plan (incorporated by reference to Exhibit 4.18 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 2008, File No. 1-10533)

4.15**	Implementation Agreement between Rio Tinto Limited, Rio Tinto plc, BHP Billiton Limited and BHP Billiton plc dated 5
****	December 2009 (including the schedules).

8.1*	List of subsidiary companies.

12.1****	Certifications pursuant to Rule 13a-14(a) of the Exchange Act.

13.1***	Certifications furnished pursuant to Rule 13a-14(b) of the Exchange Act (such certifications are not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference in any filing under the Securities Act).

15.1***	Consent of Independent Accountants to the incorporation of the audit report relating to the Rio Tinto Group and effectiveness of internal control over financial reporting of the Rio Tinto Group by reference in registration statements on Form F-3 and Form
S-8

Exhibit
Number	Description

15.2***	Consent of Independent Accountants to the incorporation of the audit report relating to Minera Escondida Limitada by reference in registration statements on Form F-3 and Form S-8.

*	Previously filed as an exhibit to the Annual Report on Form 20-F for the year ended 31 December 2009.

**	Pursuant to a request for confidential treatment filed with the Securities and Exchange, the confidential portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission.

***	Previously filed as an exhibit to Amendment No. 1 to the Annual Report on Form 20-F.

****	Filed herewith.

Signature
The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F/A and that they have duly caused and authorised the undersigned to sign this Amendment No. 2 to the Annual Report on their behalf.

Rio Tinto plc	Rio Tinto Limited
(Registrant)	(Registrant)

/s/ Ben Mathews	/s/ Ben Mathews
Name: Ben Mathews	Name: Ben Mathews
Title: Secretary	Title: Assistant Secretary

Date: November 19, 2010	Date: November 19, 2010