Form 20-F
period 2012-12-31
RIO TINTO PLC; RIO TINTO LTD
filed 2013-03-15
CIK 863064, 887028

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 31 December 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from:             to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 1-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited ABN 96 004 458 404
(Exact Name of Registrant as Specified in Its Charter)	(Exact Name of Registrant as Specified in Its Charter)

England and Wales	Victoria, Australia
(Jurisdiction of Incorporation or Organisation)	(Jurisdiction of Incorporation or Organisation)

2 Eastbourne Terrace	Level 33, 120 Collins Street
London, W2 6LG, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of Principal Executive Offices)	(Address of Principal Executive Offices)

Julie Parent, T: 514-848-8519, E: julie.parent@riotinto.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered	Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares*	New York Stock Exchange
Ordinary Shares of 10p each**	New York Stock Exchange
6.500% Notes due 2018	New York Stock Exchange	6.500% Notes due 2018	New York Stock Exchange
7.125% Notes due 2028	New York Stock Exchange	7.125% Notes due 2028	New York Stock Exchange
1.875% Notes due 2015	New York Stock Exchange	1.875% Notes due 2015	New York Stock Exchange
3.500% Notes due 2020	New York Stock Exchange	3.500% Notes due 2020	New York Stock Exchange
5.200% Notes due 2040	New York Stock Exchange	5.200% Notes due 2040	New York Stock Exchange
8.950% Notes due 2014	New York Stock Exchange	8.950% Notes due 2014	New York Stock Exchange
9.000% Notes due 2019	New York Stock Exchange	9.000% Notes due 2019	New York Stock Exchange
2.500% Notes due 2016	New York Stock Exchange	2.500% Notes due 2016	New York Stock Exchange
4.125% Notes due 2021	New York Stock Exchange	4.125% Notes due 2021	New York Stock Exchange
1.125% Notes due 2015	New York Stock Exchange	1.125% Notes due 2015	New York Stock Exchange
2.000% Notes due 2017	New York Stock Exchange	2.000% Notes due 2017	New York Stock Exchange
3.500% Notes due 2022	New York Stock Exchange	3.500% Notes due 2022	New York Stock Exchange
4.750% Notes due 2042	New York Stock Exchange	4.750% Notes due 2042	New York Stock Exchange
1.625% Notes due 2017	New York Stock Exchange	1.625% Notes due 2017	New York Stock Exchange
2.875% Notes due 2022	New York Stock Exchange	2.875% Notes due 2022	New York Stock Exchange
4.125% Notes due 2042	New York Stock Exchange	4.125% Notes due 2042	New York Stock Exchange
2.250% Notes due 2016	New York Stock Exchange	2.250% Notes due 2042	New York Stock Exchange
3.750% Notes due 2021	New York Stock Exchange	3.750% Notes due 2042	New York Stock Exchange

*	Evidenced by American Depositary Receipts. Each American Depositary Share Represents one Rio Tinto plc Ordinary Share of 10p each.
**	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Class	Title of Class Shares
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of each class	Number	Number	Title of each class
Ordinary Shares of 10p each	1,425,375,466	435,758,720	Shares
DLC Dividend Share of 10p	1	1	DLC Dividend Share
Special Voting Share of 10p	1	1	Special Voting Share

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

*	This requirement does not apply to the registrant until its fiscal year ending December 31, 2012.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrants have elected to follow:  Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐  No  ☒

This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended December 31, 2012 of Rio Tinto plc and Rio Tinto Limited (the 2012 Form 20-F). Reference is made to the cross reference to Form 20-F table on pages i to iii hereof (the Form 20-F Cross reference table). Only (i) the information in this document that is referenced in the Form 20-F Cross reference table, (ii) the cautionary statement concerning forward-looking statements on page v and (iii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statement on Form F-3 File No. 333-175037, and Registration Statements on Form S-8 File Nos. 333-184397, 33-46865, 333-8270, 33-64380, 333-7328, 333-10156, 333-13988, 333-147914 and 333-156093 and any other documents, including documents filed by Rio Tinto plc and Rio Tinto Limited pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2012 Form 20-F. Any information herein which is not referenced in the Form 20-F Cross reference table, or the Exhibits themselves, shall not be deemed to be so incorporated by reference.

Form 20-F Cross Reference Table

Item Number	Number Description	Report section reference
1.	Identity of directors, senior management and advisors	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key Information
A	Selected financial information	Performance highlights	v
		Five Year review	42
		Dual listed companies structure	127
		Dividend rights	127
		Exchange rates	132
B	Capitalisation and indebtedness	Not applicable
C	Reasons for the offer and use of proceeds	Not applicable
D	Risk factors	Risk factors	10-12
4.	Information on the company
A	History and development of the company	Shareholder information
		Organisational structure	127
		Nomenclature and financial data	127
		History	127
		Registered offices	232
		Acquisition and divestments	43
		Capital projects	44-45
B	Business overview	Strategic context	5
		Group strategy and business model	6-7
		Group overview	2-3
		Key performance indicators	8-9
		Financial review
		Iron Ore	37
		Aluminium	37
		Copper	37
		Energy	38
		Diamonds & Minerals	38
		Corporate governance
		Governmental regulations	90
C	Organisational structure	Financial statements
		Notes 34-37	197-199
D	Property, plant and equipment	Metals and minerals production	47-50
		Ore reserves	51-60
		Mines and production facilities	62-69
		Financial statements
		Note 14- property, plant and equipment	174
4A.	Unresolved staff comments	None
5.	Operating and financial review and prospects
A	Operating results	Aluminium	22-23
		Copper	24-25
		Diamond & Minerals	26-27
		Energy	28-29
		Iron Ore	30-31
		Sustainable development	14
B	Liquidity and capital resources	Financial review
		Cash Flow	38-39
		Statement of financial position	39
		Financial instrument and risk management	39
		Capital and liquidity risk management	39
		Treasury management and financial
		instruments	40
		Financial statements
		Note 31- financial risk management	186-194

i

Item Number	Number Description	Report section reference
C	Research and development, patents and licenses	Business support & operations
		Exploration	32
		Technology & Innovation	33
D	Trend information	Group overview	2-3
		Chairman’s letter	1
		Chief executive’s statement	4
E	Off-balance sheet arrangements	See item 5.A
		Financial review
		Off balance sheet arrangements and contractual commitments	41
		Financial statements
		Note 32- contingent liabilities and commitments	195
F	Tabular disclosure of contractual obligations	Financial review
		Off balance sheet arrangements and contractual commitments	41
6.	Directors, senior management and employees
A	Directors and senior management	Board of directors	83-85
		Executive committee	86
B	Compensation	Remuneration report	92-126
		Remuneration report tables	114 -125
C	Board practices	Board of directors	83-85
		Executive committee	86
		Corporate governance	72-82
D	Employees	Financial statements
		Note 5- employment costs	165
		Note 33- average number of employees	196
E	Share ownership	Remuneration report tables
		Table 3	118
7.	Major shareholders and related party transactions
A	Major shareholders	Shareholder information
		Substantial shareholders	130
		Analysis of ordinary shareholders	130
		Twenty largest registered shareholders	131
B	Related party transactions	Financial statements
		Note 41- related party transactions	206
C	Interests of experts and counsel	Not applicable
8.	Financial Information
A	Consolidated statements and other
	Financial information	See Item 18 below
		Financial statements
		Note 32- contingent liabilities and commitments	195
		Shareholder information
		Dividends	131-132
B	Significant changes	Financial statements
		Note 44- events after the statement of financial position date	206
9.	The offer and listing
A	Offer and listing details	Shareholder information
		Markets	129
		Share price information	132
B	Plan of distribution	Not applicable
C	Markets	Shareholder information
		Markets	129
D	Selling shareholders	Not applicable
E	Dilution	Not applicable
F	Expenses of the issue	Not applicable

Item Number	Number Description	Report section reference
10.	Additional Information
A	Share capital	Not applicable
B	Memorandum and articles of association	Shareholder information
		Material contracts	133-134
		Dual listed companies structure	127-128
C	Material contracts	Shareholder information
		Material contracts	133-134
D	Exchange controls	Shareholder information
		Exchange controls and foreign investment	134
E	Taxation	Shareholder information
		Taxation	135-137
F	Dividends and paying agents	Not applicable
G	Statement by experts	Not applicable
H	Documents on display	Shareholder information
		Document on display	137
I	Subsidiary information	Not applicable
11.	Quantitative and qualitative disclosures about market risk	Financial review	34-41
Cautionary statement about
		forward looking statements	v
12.	Description of securities other than equity securities	Shareholder information
		Markets	129-130
13.	Defaults, dividend arrearages and delinquencies	Not applicable
14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
15.	Controls and procedures	Corporate governance
		Financial reporting	81-82
16.
A	Audit committee financial expert	Corporate governance
		Audit committee	75-76
B	Code of ethics	Corporate governance
		Global code of conduct	80
C	Principal Accountant fees and services	Director’s report
		Fees for audit and non-audit services	91
Corporate governance
		Governance process	75-76
		Auditors	91
Financial statements
		Note 40- Auditors remuneration	205
D	Exemptions from the listing standards for audit committees	Not applicable
E	Purchases of equity securities by the issuer and
	affiliated purchasers	Directors’ report
		Share capital	88
		Purchases	89
F	Change in Registrant’s Certifying Accountant	Not applicable
G	Corporate Governance	Corporate governance
		Statement of compliance with governance codes and standards in 2012	72
H	Mine safety disclosure	Exhibit 99.1	14
17.	Financial statements	Not applicable
18.	Financial statements	Report of independent registered public accounting firms	226
		Consolidated financial statements	138-223
19.	Exhibits

2012 Annual report

Overview

Performance

Production, reserves and operations

Metals and minerals production	47
Ore reserves	51
Mines and production facilities	62

Governance

Financial statements

Additional information

Financial calendar	231
Useful information	232

2012 Annual report

This report forms part of our

2012 corporate reporting suite.

You can view our Annual report,

Annual review and Sustainable

development report online at:

riotinto.com/reportingcentre2012

Annual review: Highlights from

around our business, including a

summary of our 2012 performance

Sustainable development report:

Our sustainable development

strategy and performance,

and our approach in action

Scan this code to view the reporting

centre on your mobile or tablet

Performance highlights

2012 financial results

Our underlying financial results reflect record iron ore production and shipments and a second half recovery in copper volumes. This was in the context of lower average market prices in 2012 which reduced underlying earnings by US$5.3 billion compared with 2011:

•      Underlying earnings[1] of US$9.3 billion.

•      Net loss of US$3.0 billion after impairments of US$14.4 billion, primarily relating to aluminium businesses as well as coal assets in Mozambique.

•      15 per cent increase in full year dividend to 167 US cents per share.

12 months to 31 December (All amounts are US$ millions unless otherwise stated)	2012	2011	Change
Underlying earnings[1]	9,303	15,549	-40%
Net (loss)/earnings[1]	(2,990)	5,826	-151%
Cash flows from operations	16,450	27,388	-40%
Capital expenditure	17,418	12,298	+42%
Underlying earnings per share – US cents	503.1	808.5	-38%
Basic (loss)/earnings per share from continuing operations – US cents	(161.3)	303.5	-153%
Ordinary dividends per share – US cents	167.0	145.0	+15%

The financial results are prepared in accordance with IFRS.

1.   Underlying earnings is the key financial performance indicator which management uses internally to assess performance. It is presented here to provide greater understanding of the underlying business performance of the Group’s operations attributable to the owners of Rio Tinto. Net earnings and underlying earnings relate to profit attributable to owners of Rio Tinto. Underlying earnings is defined and reconciled to net earnings in note 2 on page 162.

This Annual report complies with Australian and UK reporting requirements.

Copies of Rio Tinto’s shareholder documents are available on the website at riotinto.com. They can also be obtained free of charge from the Company. Some shareholders may prefer to receive the Annual review which contains summary financial statements for 2012, although shareholders should note that it does not allow as full an understanding of the Group as the Annual report.

Cautionary statement about forward-looking statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. These statements are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, and Section 21E of the US Securities Exchange Act of 1934. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, or similar expressions, commonly identify such forward-looking statements.

Examples of forward-looking statements in this Annual report include those regarding estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this document that are beyond the Group’s control. For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for our products, changes to the assumptions regarding the recoverable value of our tangible and intangible assets, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty.

In light of these risks, uncertainties and assumptions, actual results could be materially different from projected future results expressed or implied by these forward-looking statements which speak only as to the date of this Annual report. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward-looking statements will not differ materially from actual results.

v

Chairman’s letter

Our business performed well in 2012, generating strong cash flows and underlying earnings of US$9.3 billion. Although lower than last year, principally due to lower commodity prices and higher costs, these results demonstrate the quality of our assets and the sustainable cash-generating abilities of our underlying businesses.

However, as foreshadowed at the beginning of the year, we recorded impairments of US$14.4 billion, resulting in the Group reporting a net loss of US$3 billion for 2012. These write-downs are deeply disappointing. In particular the substantial impairment of our Mozambique coal business is unacceptable.

Following these impairments, Tom Albanese stood down from the board by mutual agreement, recognising his accountability as chief executive for these impairments. On behalf of the board, I would like to acknowledge Tom’s contribution and dedication to the company over his 30 years of service.

The board’s objective is to ensure that the business delivers sustainable growth in value to you, our shareholders. Your directors are confident that Sam Walsh, who succeeded Tom Albanese as chief executive, will lead a renewed and focused organisation to do just this and we are working closely together with this objective in mind.

Disciplined capital management

Your board aims to unlock greater value for our shareholders through investing in the best opportunities to deliver attractive returns that are well above our cost of capital.

Recent events demonstrate that there is a need for greater discipline across our business, particularly in the way we manage and allocate capital. Under Sam’s leadership, we will be simplifying and strengthening our systems in this area, and seeking greater accountability for decision-making across the organisation.

Your board regularly evaluates opportunities put forward by the business against all competing uses for cash, striving to achieve the right balance between disciplined investment, strengthening our balance sheet and returning cash to investors.

Our commitment to a strong balance sheet, ensures discipline and flexibility in our investment approach, helping us to build a robust and strongly performing business over the long term.

Our confidence is reflected in the 15 per cent increase in our annual dividend in 2012. Our cash returns to shareholders totalled US$4.5 billion in 2012, including completion of the Group’s US$7 billion share buy-back programme as well as the ordinary dividend payment.

Focus of the board

One of the primary roles of Rio Tinto’s board is to provide oversight of strategy development and delivery, while maintaining the highest standards of corporate governance.

The board conducted its annual strategy review with the executive team in September, reaffirming our commitment to invest in and operate large, long-term, expandable, low-cost mines and businesses. The board also took the opportunity in 2012 to visit a number of the Group’s operations in Australia and Southern Africa to gain a deeper understanding of the strategic issues at play.

Amidst continuing volatility in the global economy and major structural shifts affecting the sector, improvements need to be made in how we execute this strategy. The board has tasked Sam Walsh and his executive team with ensuring we improve capital allocation, deliver our growth projects and improve productivity at all of our sites, while building on our industry leading capabilities in areas such as stakeholder engagement and sustainable development.

As geopolitical risks continue, we have continued to look for new ways to form more effective relationships and partnerships around the world. Rio Tinto has always taken its role as a responsible business very seriously.

We believe earning the trust of our host communities and governments is vital in creating sustainable shareholder value. As the company enters its 140th year of operation this year, we recognise we wouldn’t still be in business without the support of our many stakeholders.

In 2012, considerable time was spent engaging with investors on issues ranging from our capital allocation methodology to executive remuneration. More recently, we undertook an assessment of board effectiveness and, for the first time, the board’s annual evaluation was conducted by an independent expert. Considerable attention will be given to the outcomes of our shareholder engagement and this evaluation exercise in the year to come.

In my letter last year, I commented on the importance of succession planning. My goal is to make sure the board combines a broad set of skills and international experience. Rio Tinto’s board should be diverse in the widest sense with the best blend of appropriately skilled and experienced people from our industry, but also outside of it.

We announced last year that Guy Elliott will step down from the board at the end of 2013. I would like to thank Guy for his invaluable contribution over 33 years with the company. Chris Lynch, who joined the board as a non-executive director in 2011, will formally succeed Guy as chief financial officer on 18 April at the conclusion of the Rio Tinto plc annual general meeting. We are fortunate to have appointed someone so well-qualified to take over from Guy.

As well as succession planning, the board committees have always played an important oversight role, freeing the board to focus on strategic matters. All of our committees have been very active this year and have dealt with a number of challenges. I would like to record my personal appreciation to all of the directors who have been unstinting in their considerable support in a challenging year.

Our Remuneration Committee has taken a fresh look at our reward structures to ensure we recruit, motivate and retain the best talent, but not at any cost. I believe our approach to rewarding our people must balance the company’s priorities of driving financial performance, meeting our expectations as a corporate citizen and creating greater value for our shareholders.

Looking ahead

The wider world did not stand still in 2012. The macroeconomic environment remained volatile, and prices for our products were generally lower than the year before. However, the global economy ended the year in a healthier state than forecast, with a recovery in China, and greater confidence in a recovery in the Organisation for Economic Co-operation and Development (OECD) countries.

We remain very positive about the long-term future of our business. As billions of people move from rural to urban areas over the coming decades, there will be increased demand for the metals and minerals we produce.

This is a great company, pursuing a consistent strategy with a renewed executive team and excellent people. I thank you and all of our employees for your continued support. When I report back to you on Rio Tinto’s progress at this point next year, I am sure I will be reporting on an even stronger and safer organisation focused on delivering value for each of you, our shareholders.

Jan du Plessis

Chairman

6 March 2013

riotinto.com    1

Group overview

Introduction to Rio Tinto

Rio Tinto is a leading international mining group that focuses on finding, mining and processing the Earth’s mineral resources in order to maximise shareholder value. We have a diverse portfolio and a global presence: our 71,000 people work in more than 40 countries.

To deliver superior returns to shareholders over time, we take a long-term and responsible approach to our activities. This means concentrating on developing first-class orebodies into large, long-life and efficient low-cost operations, capable of providing competitive returns through business cycles.

Sustainable development is integrated into everything we do. Our operations give us the opportunity to bring long-lasting positive change to the communities, regions and countries in which we work, and our metals and minerals are transformed into end products that contribute to higher living standards.

Our responsible approach to mineral development ensures we gain and maintain our licence to operate. It means we provide confidence to our stakeholders, and improve our access to the mineral resources, people and capital we need. Our five product groups summarised below are supported by our Exploration and Technology & Innovation groups (also see pages 22 to 31).

Aluminium product group

Building on more than a century of experience and expertise, Rio Tinto Alcan is a global leader in the aluminium industry. Our fully-integrated facilities include high-quality bauxite mines, large-scale alumina refineries, and some of the world’s lowest-cost, most technologically-advanced primary aluminium smelters.

Bauxite production (2012 vs 2011)

+11%

Products

Bauxite

Bauxite is the natural ore used to make aluminium. It is refined into alumina which is smelted into aluminium metal. Our wholly-owned and joint venture bauxite mines are located in Australia, Brazil and Guinea.

Alumina

Alumina (aluminium oxide) is extracted from bauxite via a refining process. Approximately four tonnes of bauxite are required to produce two tonnes of alumina, which in turn makes one tonne of aluminium metal. Our wholly-owned and joint venture alumina refineries are located in Australia, Brazil and Canada.

Aluminium

Aluminium is a unique and versatile modern metal. Light, strong, flexible, non-corrosive and infinitely recyclable, aluminium is one of the most widely-used metals. Its largest markets are transportation, machinery and construction. Our smelters are mainly concentrated in Canada. We also have plants in France, Cameroon, Iceland, Norway, the UK and the Middle East.

Key strengths

•	Access to the largest and best-quality bauxite reserves in the industry.

•	Industry-benchmark smelting technology.

•	Enviable hydropower position, which delivers significant cost and other advantages in today’s carbon-constrained world.

•	Industry-leading cost position for aluminium smelting, and moving into the second quartile of the cost curve for alumina refining.

•	Lowest-cost quartile for bauxite production.

Key production locations	Key sales destinations

• Canada	• Asia

• Europe	• Americas

• Australia	• Europe

Full operating review on page 22.

Copper product group

Rio Tinto’s Copper group has a global presence and holdings in some of the world’s largest copper mines. We are among the world’s largest producers of copper, gold and molybdenum, and are uniquely positioned to deliver exceptional long-term value due to our high-quality assets, leading technology and a keen focus on managing costs and improving efficiency.

Mined copper production (2012 vs 2011)

+6%

Products

Copper

The world uses more than 19 million tonnes of copper every year. Copper’s malleability, strength and conductivity make it useful in a broad range of building, construction and electrical applications. Copper is found in nearly every home and vehicle and is a critical element of today’s industrialised world.

Gold

Gold’s conductivity and non-corrosive properties make it a vital fabrication material in technology, electronics, jewellery, space exploration and dentistry. Rio Tinto is currently one of the top 15 gold producers in the world, and the largest among the diversified miners. We have interests in two of the largest gold resources, at Oyu Tolgoi and Grasberg. The latter contains the largest gold reserves in the world.

Silver

Silver has very good electrical and thermal properties. It is used in many electrical and electronic applications, such as photovoltaic cells, and is the principal ingredient of x-ray film. Silver is also regarded as a precious metal used as an investment and to make jewellery.

Molybdenum

Molybdenum is a metallic element frequently used to produce stainless steel and other metal alloys. It enhances the metal’s toughness, high temperature strength and corrosion resistance.

Key strengths

•	Participation in and ownership of high-quality, low-cost assets with meaningful opportunities for expansion and efficiencies.

•	Management of the Oyu Tolgoi project, scheduled to be a top five copper producer and a significant gold producer.

•	Investment in substantial growth projects.

•	Industry-leading technology and innovation.

Key production locations	Key sales destinations

• US	• US

• Chile	• China

• Mongolia	• Japan

Full operating review on page 24.

2    Rio Tinto 2012 Annual report

Diamonds & Minerals product group

The Diamonds & Minerals group comprises mining, refining and marketing operations across four sectors. Rio Tinto Diamonds is one of the world’s leading diamond producers, active in mining, sales and marketing. Rio Tinto Minerals is a world leader in borates, with mines, processing plants, commercial and research facilities. Dampier Salt is one of the world’s largest producers of seaborne salt. Rio Tinto Iron & Titanium is an industry leader in high grade titanium dioxide feedstocks. The Diamonds & Minerals group also includes the Simandou iron ore project in Guinea.

Titanium dioxide production (2012 vs 2011)

+11%

Products

Diamonds

Diamonds share a role with gold as an important component in jewellery that ranges from top-end jewellery through to more affordable diamond jewellery accessories. Rio Tinto is able to service both established and emerging markets as it produces the full range of diamonds in terms of size, quality and colour distribution.

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

Other products include high purity iron, metal powders, zircon and rutile.

Key strengths

•	Poised to benefit from late-cycle demand growth.

•	Substantial brownfield and greenfield development pipeline including the Simandou project in Guinea.

Key production locations	Key sales destinations

• North America	• North America

• Australia	• China

• South Africa	• Japan

Full operating review on page 26.

Energy product group

We are a leading seaborne supplier of thermal and coking coal to Asian customers and are one of the world’s largest uranium producers, serving electric power utilities worldwide. The Rio Tinto Energy product group has operations, exploration and development projects in Australia, southern Africa and Canada.

Thermal coal production (2012 vs 2011)

+16%

Products

Coal

Coal is abundant, relatively inexpensive and safe and easy to transport. We are a large supplier to the export thermal coal market. Thermal coal is used for electricity generation in power stations. We also produce higher-value coking, or metallurgical, coal which, when mixed in furnaces with iron ore, produces steel.

Uranium

Uranium is one of the most powerful natural energy sources known, used in the production of clean, stable, base-load electricity. After uranium ore is mined, it is milled into uranium oxide – the mine product that is sold for processing into fuel rods for use in nuclear power stations.

Key strengths

•	Strong customer relationships and high-quality assets located in close proximity to growing Asian markets.

•	Success in operating long-life, cost-competitive mines and businesses.

•	World-class growth opportunities including brownfield expansions at our existing coal operations in Australia and greenfield uranium exploration opportunities in the Athabasca Basin in Canada.

•	Strong product stewardship strategy including investment in technologies to reduce emissions from our products.

Key production locations	Key sales destinations

• Australia	• Japan

• Namibia	• South Korea

• Mozambique	• Europe

Full operating review on page 28.

Iron Ore product group

We are the second-largest producer supplying the global seaborne iron ore trade. After a decade of rapid expansion in Australia, and more recent growth in Canada, we are well positioned to benefit from the continuing strong demand in China and other Asian markets. We are driving performance through effective project management and value-adding operational efficiencies.

Iron ore production (2012 vs 2011)

+4%

Products

Iron ore

Iron is the key ingredient in the production of steel, one of the most fundamental and durable products for modern-day living, with uses from railways to paperclips. Our iron ore mines are located in Australia and Canada.

Key strengths

•	Proximity of the expanded Pilbara operations in Australia to the world’s largest and fastest growing markets.

•	Success in increasing operational efficiency and controlling costs.

•	Vast potential of brownfield developments near existing infrastructure.

•	Proven success in implementing large-scale and complex, value-generating major projects on time and budget without significant impact on operational efficiency.

Key production locations	Key sales destinations

• Australia	• China

• Canada	• Japan

• South Korea

Full operating review on page 30.

riotinto.com    3

Chief executive’s statement

I am proud to be leading your company and am committed to building a stronger business focused on pursuing greater value for you, our shareholders.

My more than 20 years’ experience with Rio Tinto, including as a member of the board for the past four years, has shown me that we have great assets, outstanding people and the right strategy. We will now have a single-minded focus on how we deliver this strategy in every market in which we operate, everywhere around the world.

I place the highest importance on upholding our values and ensuring safety is paramount in everything we do.

In 2012, while we did experience safety improvements, there were two fatalities at our managed operations and, earlier this year, a fatality at our La Granja project in Peru. I will never let up in my constant efforts to improve safety, to reinforce our strong safety culture, and to ensure that every employee and contractor plays their part in making our workplaces safer.

Highlights of 2012

The pattern of market uncertainty and volatility we have seen since the global financial crisis continued in 2012. Yet despite this, our underlying financial results were solid, indicating the fundamental strength of our businesses.

This was mainly driven by a strong operational performance from some of our businesses. Our iron ore business delivered record production and shipments, and our copper business showed a second half recovery in copper volumes.

We also experienced production increases in bauxite, alumina, thermal coal and titanium dioxide feedstock.

The mining sector has experienced unacceptable levels of cost increases over the past five years. During 2012 all of our management teams were focused on improving productivity to ensure our assets are at the lower end of the total cost curve.

We are continuing to see the benefits of cost savings from our aluminium transformation programme and through the review of support and service costs across the business – but clearly much more remains to be done.

We are taking a more aggressive approach to assets in our portfolio that no longer fit our strategy. We achieved further cash proceeds from our divestment programme in 2012, with the sale of several non-core businesses including Lynemouth Power Station, the North American and Chinese portions of the Alcan Cable business, our Specialty Alumina division, and we secured a binding agreement to sell our interest in Palabora. We also made good progress on exploring options for our Pacific Aluminium and Diamonds businesses. This focus will continue in 2013.

Growth programme

Our total capital expenditure for 2012 was US$17.4 billion, reflecting investment in the high value growth of our business, in particular our world-leading iron ore operations in the Pilbara and the greenfield copper-gold project, Oyu Tolgoi, in Mongolia.

We also continued to invest in a number of other growth projects throughout 2012, such as our iron ore project in Guinea, our aluminium smelting project in Kitimat, and a project to extend the life of the Group’s Kennecott Utah Copper mine.

2012 was our peak capital expenditure year and, given our commitment to greater capital discipline, we are reviewing all capital commitments in 2013.

Delivering our strategy

Under my watch, our strategy will not change – but how we deliver it will. We will consistently execute our strategy in all of our markets with a focus in three key areas in 2013:

1.	Strengthen capital allocation and discipline.

Prioritise our capital expenditure on the highest quality projects and improve the way we manage capital. In addition, we are taking a more aggressive portfolio approach to divest assets that no longer fit our strategy.

2.	Reduce costs and improve performance at our existing operations.

Our immediate priority is to improve performance at our existing businesses by unlocking productivity improvements, aggressively reducing operating and support costs, controlling sustaining capital spend and leveraging our expertise across all stages of our operations. We are targeting cumulative cash cost savings of over US$5 billion over the next two years, which will see an annual run rate improvement of US$3 billion by the end of 2014.

3.	Deliver our approved growth projects.

During 2013, we continue to focus on delivering our two significant growth projects – our Iron Ore business in Australia and our Oyu Tolgoi copper-gold project in Mongolia – in a risk-managed, value-enhancing manner. See page 6 for more detail on what you can expect from us in 2013. In my drive to increase accountability, I have made some changes to my executive team. I welcome two new members – Jean-Sébastien Jacques and Chris Lynch – and congratulate Andrew Harding on his move to head our iron ore business. I have also announced some further streamlining of my executive team, reducing my direct reports from 11 to nine.

Ongoing commitment

We expect market uncertainty and price volatility to persist in 2013, but there are positive signs emerging. In China specifically, momentum is growing under its new leadership, and we expect to see Chinese GDP growth above eight per cent in 2013.

China will remain important to us, but I also expect to see strong demand growth from India, Indonesia and other South East Asian countries as they also urbanise and industrialise. It is this outlook that gives us confidence to invest in high-value growth projects, and underpins our expectation of strong future cash generation.

The company has a renewed and strong leadership team, supported by outstanding people. I would like to thank our 71,000 employees around the world for their dedication and resilience. In many parts of our operations we faced some testing times and there will be more to come.

I remain fully confident in the long-term prospects of the business. We have the right strategy to deliver sustainable growth over the long term to meet the world’s resourcing needs. In the short term, I am certain of what needs to be done and we are taking decisive steps with a clear plan to build a stronger, more accountable business.

Finally, I would like to thank you, our shareholders, for your continued support. I am committed to making a real difference – building on Rio Tinto’s strong foundations to put us firmly on the path of delivering greater shareholder value.

Sam Walsh

Chief executive

6 March 2013

4    Rio Tinto 2012 Annual report

Strategic context

Global economy

The global economy continues to deal with the aftermath of the global financial crisis (GFC) and associated volatility. European policymakers held successive summits during 2012 to tackle tensions from excessive sovereign debt levels in the eurozone, and debate the balance between austerity and growth policies.

In the US, employment remained below 2008 levels, forcing the Federal Reserve to launch a third round of quantitative easing to further stimulate a recovery.

In contrast, the Chinese government maintained policies to control inflation and other effects from the 2009 stimulus and excess liquidity. This led to a sharper slowdown than expected during the third quarter of 2012 in China, contributing to fears that the global economy was heading for a new recession.

Political leadership transition in China added to the perception of uncertainty in 2012, forcing markets towards greater risk aversion. This was felt strongly in commodity markets, with prices for some metals and minerals experiencing large fluctuations during the year. On average, prices for most commodities were ten to 20 per cent lower than in 2011, although they remained at high levels in the longer historical context. Cost escalations, project delays and other supply constraints continued, in many cases, to offset a weaker and more uncertain demand growth environment.

Towards the end of 2012, several encouraging developments started to emerge. In Europe, action from the European Central Bank, combined with the release of bailout funds for Greece, reduced the likelihood of a Greek departure from the eurozone in 2013. It also provided European governments with more time to work towards further integration and greater resilience.

Economic activity started to pick-up again in China in the final quarter of 2012, alleviating fears of a hard-landing. Although liquidity controls in China are expected to remain in place, we would expect positive momentum to be carried into 2013, with Chinese GDP growth for the year moving back to just above eight per cent.

There remain many risks that could derail a stabilisation and improvement in global activity, including continued tensions in the Middle East. We expect volatility to remain a feature of our markets in 2013.

Our belief in the underlying and longer-term trend of rising prosperity in Asia remains unchanged. This will ultimately contribute to support and sustain an elevated level of global economic growth over the next couple of decades. While recognising that the commodity-intensive growth in China is maturing, the industrialisation and urbanisation forces associated with the economic development of emerging countries will continue to support demand for commodities.

Commodity markets

Commodity markets started 2012 relatively positively, with prices for most metals and minerals making a continued recovery from the declines experienced in the second half of 2011. However, prices largely peaked during the first quarter of 2012, sliding downwards throughout the rest of the year, with a sharp correction in the third quarter in the iron ore market. The price trends and volatility reflected the OECD macro-uncertainties described above and concerns from the market that China’s slowdown was signalling the end of investment-led, steel-intensive growth.

China is entering an important and necessary transition phase to rebalance its economy towards consumption-led growth. The near-term reform agenda remains unclear and is likely to generate volatility and uncertainty. Reforms and a rebalancing of the economy will ultimately be a positive development for the sustainability of growth in China. Overall, we expect a falling level of demand intensity for early development phase commodities, but absolute demand growth should remain strong over the next two decades and new opportunities will arise for late-cycle commodities such as titanium dioxide and other industrial minerals. Our view remains that China’s steel demand will peak at around one billion tonnes per annum towards 2030. Over this timeframe, India and countries in South East Asia are expected to become increasingly important sources of demand for commodities, including steel.

Increasing capital intensity for mining projects was a persistent trend in 2012. This was a reflection of continued real labour cost escalation, declining resource grades and increased mining projects complexity. Through 2012 the mining industry also continued to face increased stakeholder pressures, highlighting the importance of proactive stakeholder engagement and good track records in sustainable development. Nevertheless, rising threats of resource nationalism, greater rent extraction by governments, or simply increased uncertainty, have implications for the economics and feasibility of projects across the industry.

Combined with significant price volatility and stronger calls from investors for near-term returns over long-dated options, these supply challenges are resulting in further investment delays and deferrals. Iron ore and copper projects are being particularly impacted.

Largely due to the supply-side challenges, copper prices remained at levels equivalent to pre-GFC prices throughout 2012. This is in sharp contrast with the aluminium market, where capacity and production in China continue to match the rapid pace of demand. Even so, physical market premia for aluminium reached new records in 2012. The availability of profitable financing deals continued to lock in access to surplus metal. Thermal coal was another market with less favourable supply and demand dynamics in 2012. Prices came under constant pressure throughout the first half of the year. Finally, following continued strong upward momentum at the start of 2012, rutile and zircon prices faced heavy downward pressures during the second half of the year from reduced Chinese buying.

Lower prices and continued cost escalations have put increasing pressure on margins across the mining industry. This is particularly true in Australia where the dollar has remained resilient to falling commodity prices. The country has attracted money-flows from investors reallocating funds away from Europe. The industry in general is starting to respond to the squeeze on margins through a renewed focus on productivity.

Outlook

As the world economy returns to the trend rate of growth, rising incomes and increased prosperity in developing countries – with associated industrialisation and urbanisation – will continue to drive demand for commodities. Looking to the future, our view remains that there will be high average demand growth in our markets while cost escalations and stakeholder pressures remain key challenges to grow future supply.

riotinto.com    5

Group strategy and business model

Pursuing greater value for shareholders

The global economic outlook remains uncertain and volatile. This requires us to have a clear and consistent strategy designed to support a single commitment: the pursuit of greater value for our shareholders. To achieve this we are building an even stronger, more focused, and more accountable organisation.

Objective	Strategy
Maximising total shareholder return by sustainably finding, developing, mining and processing natural resources.	Investing in and operating large, long-term, expandable, low-cost mines and businesses, driven by the quality of each opportunity in the most attractive industry sectors.

Shared value

Pursuing greater value for our shareholders means delivering superior returns for the people who own and invest in our company. We will do this while maintaining a focus on safety and by staying true to our core values, wherever we operate.

Delivering superior shareholder value brings with it the opportunity to share our success with many of our other stakeholders. For host governments and communities, it means ensuring widespread and lasting economic benefits. For our customers, it means delivering what they need to be successful. And for our employees, it means creating opportunities to learn and grow in a world-class business.

A consistent strategy

As we continue to face short-term uncertainty and pricing volatility in many of our markets, our strategy remains the right one: to invest in and operate large, long-term, expandable, low-cost mines and businesses. This strategy has served us well over many years and we have full confidence that it will continue to do so in the future.

The opportunities we pursue are driven by quality and will be in the most attractive industry sectors. We are convinced of the benefits of owning a diversified asset portfolio, provided this is achieved in a way that maximises value for our shareholders. We look for high-quality assets in the right industry sectors that provide superior returns throughout the economic cycle – with options for growth when the time is right. And we will realise value by divesting businesses that are no longer in line with our strategy.

We will apply a disciplined and rigorous investment process to ensure that capital is invested only in assets that, after prudent assessment, offer attractive returns, well above our cost of capital. Our approach balances investment to grow the value of the business and returns to shareholders, while aiming to maintain a strong balance sheet.

Our strategy is underpinned by our leading capabilities across the value chain and we intend to deepen our expertise and leadership in these areas.

Industry-leading capabilities

We have been in business for 140 years. During this time, we have built a deep understanding and expertise in industry-leading capabilities such as sustainable development, technology and innovation, exploration, marketing and operational excellence. We believe these capabilities will support us in our renewed focus on delivering greater value for our shareholders.

We have world-class businesses, such as our industry-leading iron ore operations in Australia, and we are developers and owners of what will be a top-five copper and gold mine in the Gobi desert of Mongolia.

We have pioneered several world-leading mining and processing technologies. We are the owner of the world’s largest fleet of driverless trucks, which are operated from a control centre some 1,500km away. We are using our expertise in technology and innovation to drive safety and productivity improvements across all of our businesses.

Business model

We create and preserve value through investing in and operating large-scale, long-term, low-cost mines and businesses. The nature of our business means that the life of an orebody may span many decades. Throughout the life of a business, from initial exploration to final closure and restoration, we commit to the highest standards of sustainable development

6    Rio Tinto 2012 Annual report

We also have long experience of building and maintaining relationships wherever we operate. The success of our business is underpinned by doing things the right way and by staying true to our values. Our outstanding people live these values day in and day out wherever we operate around the world.

Even so, we know there is more we can do and we will be reinforcing discipline and accountability throughout the organisation. Simply put, our leaders and employees will have clear targets and be held accountable for their individual performance, which will be rewarded with career growth and development opportunities. Our people must run the business as owners, not managers.

In parallel, we will also strengthen our management and approval systems – bringing greater rigour to investment decisions, and implementing effective checks and balances with clearer lines of sight to critical business issues.

What you can expect from us this year

Consistent execution of our strategy in every market, in all of our businesses, is how we will deliver value this year. In 2013, we will reduce costs, deliver our approved growth projects, reshape the portfolio, and build a more accountable business.

This year, our efforts will be focused in three key areas:

1.	Reinforcing capital allocation and discipline.

2.	Reducing costs and improving performance at our existing operations.

3.	Delivering our approved growth projects.

Reinforcing capital allocation and discipline

We will prioritise our capital expenditure on the highest-quality projects and improve the way we manage capital. In addition, we are taking a more aggressive portfolio approach to assets that no longer fit our strategy. We will:

•	Simplify and strengthen our process for allocating capital.

•	Review capital expenditure plans across all of our businesses, as we do every year.

•	Streamline our portfolio through divestments – targeting significant cash proceeds in 2013.
•	Invest only in new projects that provide attractive returns, well above cost of capital, and which compare favourably to other uses of capital.

Reducing costs and improving performance in our businesses

Our immediate priority is to improve performance at our existing businesses by unlocking productivity improvements, aggressively reducing operating and support costs, controlling sustaining capital spend and leveraging our expertise across all stages of our operations. We will:

•	Improve our safety performance in 2013.

•	Deliver our cumulative US$5 billion cash cost-reduction target by the end of 2014.

•	Reduce exploration and evaluation spending by US$750 million (pre-tax) in 2013 compared with 2012.

•	Achieve targeted reductions of US$1 billion in our sustaining capital expenditure compared with 2012.

Delivering approved growth projects

During 2013, we are committed to delivering our two significant growth projects: in our Iron Ore business in Australia and in our copper-gold project in Mongolia – in a risk-managed, value-enhancing manner. We will draw upon our leadership capability in stakeholder engagement to help us build enduring relationships with our host governments and communities.

•	Pilbara 290 first production accelerated to the third quarter of 2013.

•	Oyu Tolgoi scheduled for first production in 2013. Discussions with the Government of Mongolia regarding the continuing implementation of the Investment Agreement are ongoing.

Achievement of our strategy is measured by a mixture of financial and non-financial performance indicators, some of which we link to executive remuneration. See page 8.

Explore and evaluate

Our experienced, in-house exploration team has a proven track record of discovering large, long-life orebodies. The team creates further value from its identification of opportunities for the brownfield expansion of our existing assets. Our orebody knowledge allows us to innovate value-enhancing approaches to developing, operating and expanding our resources and positioning our products in the market.

Develop

We develop orebodies with long-term value delivery in mind. We allocate investment only to assets that, after prudent assessment, offer attractive returns that are well above our cost of capital. During this phase, we plan the optimal configuration for developing the orebody and for getting our products to market. We work closely with our customers to create demand in the market for the grade of product that enables us to maximise the value of the orebody over its lifecycle. Once the value of the resource is confirmed, and internal and external approvals are received, the project moves into implementation and construction.

Mine and process

We create value by safely and efficiently operating assets that fit with our Group strategy. Our global presence and management structure allow us to implement standard operating and maintenance practices across the Group. This reduces our use of consumables, increases the life of our equipment and optimises the extraction of ore. In turn, we enjoy higher production, reduced costs and value maximisation. We use world-class technologies during mining and processing to increase our efficiency and productivity, and to produce material that is tailored to our customers’ needs.

Market and deliver

The majority of our customers are industrial companies that further process our products to supply numerous industries – construction and infrastructure, automotive, industrial machinery and equipment, energy and consumer goods markets. We invest in long-term partnerships and innovate and improve our products and services to maximise product value to customers. We are constantly adding to our significant knowledge of our markets and value chain, allowing us to improve our investment decision-making process. In many cases, we are responsible for delivering product to our customers. We do this in a variety of ways, but always efficiently, reliably and cost-effectively.

Close down and rehabilitate

We integrate closure planning throughout an asset’s lifecycle, from the earliest stages of project development. When a resource reaches the end of its life, we are committed to high standards of close-down and reclamation. This helps us to maintain a positive reputation for sustainable development and ensures we meet the expectations of our current and future stakeholders.

riotinto.com    7

Key performance indicators

Our key performance indicators (KPIs) give us a means by which to measure our financial and sustainable development performance. Their relevance to our strategy, and our performance against these measures in 2012, are explained below.

Indicator	All injury frequency rate (AIFR)	Underlying earnings(a)(b)	Operating cash flow(a)
	Per 200,000 hours worked	US$ millions	US$ millions Dividends from equity accounted units Cash flow from consolidated operations
Relevance to strategy	Safety is one of our core priorities. We have a relentless focus on pursuing zero harm, reinforcing our strong safety culture, and improving safety leadership. The AIFR is a leading indicator of management performance.	This is the key financial performance indicator used across the Group. It gives insight to cost management, production growth and performance efficiency. We are focused on aggressively reducing our costs and increasing productivity to improve earnings and deliver greater value for shareholders.	Operating cash flow is a complementary measure to underlying earnings. It also provides insight to how we are managing costs and increasing efficiency and productivity across the business.

Performance	Our AIFR has improved 29 per cent over the last five years. We have maintained our AIFR of 0.67 for 2012.	Underlying earnings have fallen by US$6,246 million compared with 2011. This reflects lower average market prices for the Group’s commodities during the year, an overall fall in volumes sold, and industry-wide cost inflation pressures.	Operating cash flows of US$16,450 million, which include US$522 million of dividends from equity accounted units, are 40 per cent lower than in 2011, primarily as the result of lower prices.
Definition	AIFR is calculated based on the number of injuries per 200,000 hours worked. This includes medical treatment cases, restricted work-day and lost-day injuries for employees and contractors.	Items excluded from net earnings to arrive at underlying earnings are explained in note 2 of the 2012 financial statements.	Operating cash flow represents the cash generated by the Group’s consolidated operations, before payment of interest, taxes, capital expenditure and cash flows relating to financing activities. From 2011, product group operating cash flows on pages 22 to 30 have been adjusted to exclude funding of defined benefit pension deficits; comparative figures have been modified accordingly.
More information	page 14	page 219	page 141

Notes

(a)	The accounting information in these charts is drawn up in accordance with IFRS.
(b)	Underlying earnings is the key financial performance indicator which management uses internally to assess performance. It is presented here as a measure of earnings to provide greater understanding of the underlying business performance of the Group’s operations. Items excluded from net earnings to arrive at underlying earnings are explained in note 2 to the 2012 financial statements. Both net earnings and underlying earnings deal with amounts attributable to the owners of Rio Tinto. However, IFRS requires that the profit for the year reported in the income statement should also include earnings attributable to non-controlling interests in subsidiaries.
(c)	Amounts include 100 per cent of subsidiaries’ capital expenditures.

8    Rio Tinto 2012 Annual report

KPI trend data

The Group’s performance against each KPI is covered in more detail in later sections of this Annual report. Explanations of the actions taken by management to maintain and improve performance against each KPI support the data.

Some KPIs are used as a measure in the long-term incentive arrangements for remuneration of executives. These are identified with this symbol:

See the Remuneration report on page 92

Total shareholder return (TSR) %	Net debt(a) US$ millions	Capital expenditure(a)(c) US$ millions	Greenhouse gas (GHG) emissions intensity Indexed relative to 2008
Our strategy is to maximise total shareholder return. This KPI measures performance in terms of shareholder wealth generation. We also monitor our relative TSR performance against peers.	Net debt is a measure of how we are managing our balance sheet and capital structure. We constantly evaluate and balance the alternative uses for our cash between disciplined investment, strengthening our balance sheet, and returning cash to investors.	We are prioritising investment in the highest returning projects in the most attractive sectors. We are committed to a disciplined and rigorous investment process – investing capital only in assets that, after prudent assessment, offer attractive returns that are well above our cost of capital.	Our GHG performance is important in upholding and extending our licence to operate. We are focusing on reducing the energy intensity of our operations as well as the carbon intensity of our energy, including through the development and implementation of innovative technologies.

Rio Tinto’s TSR performance over the five-year period from 2008 to 2012 was driven by increasing volatility in world stock markets and commodity prices. Total dividends paid during 2012 were 163.5 US cents per share, an increase of 40 per cent over 2011. Investor sentiment improved in the fourth quarter of 2012 with the share price ending 2012 closer to its highs for the year. This resulted in a positive TSR of 14.7 per cent for 2012.	Net debt increased from US$8,451 million at 31 December 2011 to US$19,261 million at 31 December 2012 as operating cash inflows were offset by outflows relating to capital expenditure, acquisitions, an increase in the dividend payment, and the share buy-back programme.	Capital expenditure of US$17,418 million has risen by US$5,120 million compared with 2011. This is due mainly to continued expansion and construction across the Group, including Pilbara Iron Ore mines, Oyu Tolgoi mine and concentrator, Kitimat aluminium smelter, Kestrel coking coal underground mine, and the Argyle underground diamond mine.	We have reduced our total GHG emissions intensity by 5.1 per cent between 2008 and 2012. This is largely a result of the Ningxia aluminium smelter divestment in 2009 and the closure of the Lynemouth smelter in 2012.
TSR combines share price appreciation and dividends paid to show the total return to the shareholder.	Net debt is calculated as: the net borrowings after adjusting for amounts due to equity accounted units originally funded by Rio Tinto, cash and cash equivalents, other liquid resources and derivatives related to net debt. This is further explained in note 25 “Consolidated net debt” of the 2012 financial statements.	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets.	Our GHG emissions intensity measure is the change in total GHG emissions per unit of commodity production relative to a base year. Total GHG emissions are direct emissions plus emissions from imports of electricity and steam minus electricity and steam exports and net carbon credits purchased from, or sold to, recognised sources.
page 112	page 181	page 221	page 14

riotinto.com    9

Risk factors

Principal risks and uncertainties

Rio Tinto’s business units and functions assess the potential economic and non-economic consequences of their respective risks using the framework defined by the Group’s Risk policy and standard. Principal risks and uncertainties are identified when the Risk Management Committee, business unit or function determines that the potential consequences are material at a Group level or where the risk is connected and may trigger a succession of events that, in aggregate, become material to the Group. Once identified, each principal risk or uncertainty is reviewed by the relevant internal experts and by the Risk Management Committee.

The following describes all known principal risks and uncertainties that could materially affect Rio Tinto. There may be additional risks unknown to Rio Tinto and other risks, currently believed to be immaterial, which could turn out to be material. The risk factors outlined below omit the management detail on how each is managed and mitigated.

For further information about our approach to risk management, please see page 80. Risks may materialise individually, simultaneously or in combination and could significantly affect the Group’s:

•	short, medium and long-term business and prospects;

•	earnings, cash flow and financial position;

•	overall financial results and product demand;

•	current asset values;

•	future asset values and growth potential;

•	safety record and the long, medium and short-term health of its employees;

•	environmental effects; or

•	Group or business unit reputation.

The principal risks and uncertainties should be considered in connection with any forward-looking statements in this document and the cautionary statement on the inside front cover.

External risks

Factor	Nature
Commodity prices and global demand for the Group’s products are expected to remain uncertain.	Commodity prices and demand are volatile and strongly influenced by world economic conditions. The Group’s normal policy is to sell its products at prevailing market prices and not to enter into price hedging arrangements. Recent volatility in commodity prices and demand may continue, which could adversely affect the Group’s earnings, cash flow and reserves.
Past strong demand for the Group’s products in China could be affected by future developments in that country.	The Group is heavily reliant on the Chinese market and if China experiences an economic downturn, or if Chinese customers source products from elsewhere, this could adversely affect demand and pricing for the Group’s products. Furthermore, the basis on which the Group prices iron ore in Asia is evolving and to the extent this results in prices or pricing mechanisms that are less favourable to the Group, its earnings and cash flow could be adversely affected.
Rio Tinto is exposed to fluctuations in exchange rates.	The great majority of the Group’s sales are denominated in US dollars, which is also the currency used for holding surplus cash, financing operations, and presenting external and internal results. Although many costs are incurred in US dollars, a significant portion is influenced by the local currencies of the countries where the Group operates, principally the Australian dollar and Canadian dollar. The Group’s normal policy is to avoid hedging of foreign exchange rates and so the Group may be adversely affected by appreciation in the value of other currencies against the US dollar, or to prolonged periods of exchange rate volatility. These fluctuations may negatively impact the Group’s profitability.
Political, legal and commercial changes in the places where the Group operates.

The Group has operations in jurisdictions where governments and communities are seeking a greater share of mineral wealth. In some jurisdictions commercial instability can arise from a culture of bribery and corruption. Some operations are conducted under specific agreements with respective governments and associated acts of relevant legislative bodies. In several countries, land title and rights to land and resources (including Indigenous title) may be unclear. Political and administrative change, policy reform, and changes in law or government regulation can result in expropriation, or nationalisation of the Group’s rights or assets.

In its operations and development projects, Rio Tinto is exposed to:

•   renegotiation, unilateral variation or nullification of existing agreements, leases and permits;

•   changes in government ownership of operations;

•   significant restoration and environmental clean-up costs;

•   currency and foreign investment restrictions;

•   changes in taxation rates, regimes or international tax agreements;

•   limitations to power, water, energy and infrastructure access; and

•   general increases in regulation, including compliance costs.

Political instability and uncertainty or government changes to terms applicable to the Group’s operations may result in increased costs for the Group, may curtail or negatively impact existing operations and prevent the Group from making future investments.

Community disputes in the countries and territories in which the Group operates.	Some of the Group’s current and potential operations are located in or near communities that may regard these operations as being detrimental to them. Community expectations are typically complex with the potential for multiple inconsistent stakeholder views that may be difficult to resolve. Stakeholder opinion and community acceptance can be subject to many influences, for example, related industries, operations of other groups, or local, regional or national events in other places where we operate. These disputes can disrupt our operations and may increase our costs, thereby potentially impacting our revenue and profitability. In the extreme, our operations may be a focus for civil unrest or criminal activity, which can impact our operational and financial performance, as well as our reputation.

10    Rio Tinto 2012 Annual report

Factor	Nature
Increased regulation of greenhouse gas emissions could adversely affect the Group’s cost of operations.	Rio Tinto’s operations are energy-intensive and depend on fossil fuels. Worldwide, there is increasing regulation of greenhouse gas emissions, tighter emission reduction targets and progressive introduction of carbon pricing mechanisms. These are likely to raise significantly worldwide energy, production and transport costs over the medium to long terms, which will increase the Group’s cost base and, potentially, negatively impact the Group’s profitability.
Regulations, standards and stakeholder expectations regarding health, safety, environment and community evolve over time and unforeseen changes could have an adverse effect on the Group’s business and reputation.	The resources sector is subject to extensive health, safety and environmental laws, regulations and standards alongside community and stakeholder expectations. Evolving regulation, standards and stakeholder expectations could result in increased costs, litigation or, in extreme cases, threaten the viability of an operation.

Strategic risks
The Group’s exploration and development of new projects might be unsuccessful, expenditures may not be fully recovered and depleted ore reserves may not be replaced.	Rio Tinto identifies new orebodies and mining properties through its exploration programme, and develops or expands other operations as a means of generating shareholder value. Exploration is not always successful and there is a high degree of competition to develop world-class orebodies. The Group may also not be able to source or maintain adequate project financing, or may be unable to find willing and suitable joint venture partners to share the cost of developing large projects.
Rio Tinto may fail to make or successfully integrate acquisitions, or to complete divestment agreements.	Business combinations entail a number of risks including the cost of effectively integrating acquisitions to realise synergies, significant write-offs or restructuring charges, and unanticipated costs and liabilities. The Group may also be liable for the past acts, omissions or liabilities it has acquired that are unforeseen or greater than anticipated. The Group may also retain unforeseen liabilities for divested entities if the buyer fails to honour all commitments or the Group agrees to retain certain liabilities.

Financial risks
The Group’s reported results could be adversely affected by the impairment of assets and goodwill.	The Group may be required to record impairment charges as a result of adverse developments in the recoverable values of its assets (including goodwill). Significant assumptions in the determination of recoverable value include, but are not limited to: pricing of the Group’s commodities and products, reserves and mineralised material, infrastructure availability, discount and exchange rates, operating cost projections, and timing of expenditure on major projects. In addition, the occurrence of unexpected events or events beyond the Group’s control that adversely impact its business may have an impact on the assumptions underlying the recoverable value of its assets. The foregoing items are not exhaustive and impairments may be caused by factors currently unknown to the Group. To the extent that the recoverable value of an asset is impaired, such impairment may negatively impact the Group’s profitability during the relevant period.
The Group’s liquidity and cash flow expectations may not be realised, inhibiting planned expenditure.	The Group’s ability to fund planned expenditure such as capital growth, mergers and acquisitions, innovation and other obligations may falter if its cash position proves inadequate. Our ability to weather a major economic shock – for example, in the eurozone – could be compromised by insufficient cash reserves, a reduction in the value of existing reserves, or restricted access to these and other sources of cash, including the international capital markets.
General cost inflation in the resources sector is affecting both operations and projects, resulting in significant pressure on capital and operating costs.	Input costs in the resources sector have risen at a disproportionate rate, adversely affecting the economics of current operations and increasing the cost of our capital expansion projects. Many of these input costs are linked to commodity prices and in the case of capital expansion projects the time lag between incurring project costs and receiving revenue can result in additional exposure to commodity markets. Failure to contain costs may have an adverse impact on our operating margins and the viability of our capital expansion projects.

Operational risks
Estimates of ore reserves are based on uncertain assumptions that, if changed, could result in the need to restate ore reserves.	There are numerous uncertainties inherent in estimating ore reserves, including subjective judgments and determinations that are based on available geological, technical, contract and economic information. Previously valid assumptions may change significantly with new information, which may result in changes to the economic viability of some reserves and the need for them to be restated.
Labour disputes could lead to lost production and/or increased costs.	Some of the Group’s employees, including employees in non-managed operations, are represented by labour unions under various collective labour agreements. The Group may not be able satisfactorily to renegotiate agreements when they expire and may face difficult negotiations or higher wage demands. In addition, labour agreements may not prevent a strike or work stoppage.

riotinto.com    11

Risk factors continued

Operational risks continued

Factor	Nature
Some of the Group’s technologies are unproven and failures could adversely impact costs and/or productivity.	The Group has invested in and implemented new technologies in both information systems and operational initiatives, some of which are unproven and their eventual viability cannot be assessed with certainty. The actual benefits of these technologies may differ materially from expectations.
The Group may be exposed to major failures in the supply chain for specialist equipment and materials.	Rio Tinto operates within a complex supply chain depending on suppliers of materials, services, equipment, and infrastructure, and on providers of logistics. Supply chain failures, or significantly increased costs within the supply chain, for whatever reason, could have an adverse effect on the Group’s business.
Joint ventures, strategic partnerships or non-managed operations may not be successful and may not comply with the Group’s standards.	The Group participates in several joint venture and partnership arrangements, and it may enter into others, all of which necessarily involve risk. Whether or not the Group holds majority interests or maintains operational control in its joint ventures, its partners may:
• have economic or business interests or goals that are inconsistent with, or opposed to, those of the Group;

• exercise veto rights to block actions that the Group believes are in its or the joint venture’s best interests; or

• be unable or unwilling to fulfil their obligations under the joint venture or other agreements, such as contributing capital to expansion or maintenance projects.

Where these joint ventures are controlled and managed by others, the Group may provide expertise and advice but has limited control over compliance with its standards and objectives, such that partners may take action contrary to the Group’s interests or policies with respect to its investment.
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

3. Information technology and cyber security
The Group relies heavily on information technology and process control systems to support our business. In common with most large, global companies, the Group has experienced cyber attacks and is faced with ongoing threats to the confidentiality, integrity and availability of such systems. Whilst no material losses related to cyber security breaches have been discovered, given the increasing sophistication and evolving nature of this threat, we cannot rule out the possibility of them occurring in the future. An extended failure of critical system components, caused by accidental, or malicious actions, including those resulting from a cyber security attack, could result in a significant environmental incident, commercial loss or interruption to operations.

4. Major operational failure
The Group’s operations involve chemicals and other substances stored under high temperature and pressure, with the potential for fire, explosion or other loss of control of the process, leading to a release of hazardous materials. This could occur by accident or a breach of operating standards, and could result in a significant incident.

The Group’s insurance does not cover every potential loss associated with its operations and adequate coverage at reasonable rates is not always obtainable. In addition, insurance provision may not fully cover its liability or the consequences of any business interruption. Any occurrence not fully covered by insurance could have an adverse effect on the Group’s business.
The Group depends on the continued services of key personnel.	The Group’s ability to maintain its competitive position is dependent on the services of a wide range of highly skilled and experienced personnel available in the locations where they are needed. Failure to recruit and retain key staff, and the inability to deploy staff worldwide, where they are most needed, could affect the Group’s business. Similar constraints may be felt by the Group’s key consultants, contractors and suppliers, thereby impacting the Group’s expansion plans.
The Group’s costs of close-down, reclamation, and rehabilitation could be higher than expected.	Close-down and reclamation works to return operating sites to the community can be extensive and costly. Estimated costs are provided for, and updated annually, over the life of each operation but the provisions might prove to be inadequate due to changes in legislation, standards and the emergence of new reclamation techniques. In addition, the expected timing of expenditure could change significantly due to changes in the business environment that might vary the life of an operation.

12    Rio Tinto 2012 Annual report

Performance

*	Detailed financial information on the product groups can be found within the Financial review on pages 34 to 41.

riotinto.com    13

Sustainable development

Performance data

Our sustainable development performance data are reported for calendar years and, unless stated otherwise, represent 100 per cent of the parameters at each managed operation, even though Rio Tinto may have only partial ownership.

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

Safety

We are committed to achieving our goal of zero harm. This is supported by our management system which provides the framework for incorporating hazard identification, risk assessment and risk management into all aspects of the operations. Safe operations that protect our people are a priority and we work systematically to mitigate risks that are critical to operating safely.

Regrettably, two people lost their lives due to safety incidents while working at Rio Tinto managed operations in 2012. The events were a rail incident at Rio Tinto Alcan Roberval-Saguenay in Canada and an incident during maintenance work on a crusher at Palabora in South Africa. We provided support and counselling to the families and colleagues affected by these events. We conducted in-depth investigations of the causes of these incidents and ensured that the conclusions were communicated across the Group. We are determined to learn from all incidents to prevent similar events from recurring in the future.

We measure progress toward our goal of zero harm through the all injury frequency rate (AIFR), which includes data for employees and contractors. At the end of 2012, our AIFR was 0.67. Over the last five years we have reduced our AIFR by 29 per cent.

The Group-wide safety risk management programme focuses equally on personal and process safety, and material safety hazards. The identification of higher-consequence, lower-probability safety risks are managed through targeted process safety management and the use of a Semi Quantitative Risk Assessment (SQRATM) process. Risk reduction resulting from the SQRATM process, along with critical risk controls, is used as a Group-wide leading indicator for safety performance.

We focus on building a sustainable safety culture at our operations, based around strong leadership and workforce engagement. We recognise that a slightly different approach is needed at projects where activity and thus risk levels change rapidly. We have benchmarked our approach externally, and we are piloting new methodologies that focus particularly on improving contractor alignment to our approach, and the quality of frontline leadership.

Rio Tinto has required disclosures relating to mine safety violations or other regulatory matters in accordance with Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act that are included in Exhibit 99.1 to this filing.

Greenhouse gas emissions

Rio Tinto recognises the reality and scale of the challenges posed by increasing demand for reliable and secure forms of energy, coupled with the need for urgent action to reduce global emissions of greenhouse gases (GHGs). We believe global energy and climate challenges are best met by companies, governments and society working together on a global solution. Until that is in place we recognise that it will be important for individual jurisdictions to take action.

As a capital-intensive business, changing our emissions profile and the transition to low-carbon assets and products is a long-term challenge. We are seeking a substantial decarbonisation of the business by 2050. Following the creation of Pacific Aluminium, the majority of the energy used in Rio Tinto Alcan’s smelters is from low-carbon sources.

We have reduced our total greenhouse gas emissions intensity by 5.1 per cent between 2008 and 2012. Our total GHG emissions were 41 million tonnes of carbon dioxide equivalent (CO2-e) in 2012, 2.2 million tonnes lower than in 2011.

The majority of Rio Tinto’s GHG emissions are generated as a result of energy use (electricity, fuel and anodes and reductants) during mining, milling and smelting activities at our sites.

We recognise that there are also significant GHG emissions associated with the transportation, processing and use of our products. In 2012, the three most significant sources of indirect emissions associated with our products were:

•	Approximately 5.4 million tonnes of CO2-e associated with third-party transport of our products and raw materials.

•	An estimated 141 million tonnes of CO2-e associated with customers using our coal in electricity generation and steel production.

•	Approximately 374 million tonnes of CO2-e associated with customers using our iron ore to produce steel (these emissions are not in addition to the coal-use emissions above, as some customers use both our iron ore and our coal to produce steel).

We face costs associated with greenhouse gas emissions in Europe, Australia, New Zealand, various US states and Canadian provinces. As a result, over two thirds of emissions from our operations are covered by market-based carbon regulation.

14    Rio Tinto 2012 Annual report

Aluminium

Financial performance

	2012 US$ million	2011 US$ million
Revenue	10,105	12,159
Operating cash flow	522	1,216
Underlying earnings	3	442
Capital expenditure	2,550	1,957
Net operating assets	19,606	26,204

Figures above exclude aluminium assets identified for divestment or closure and that are now managed by the Business Support & Operations group.

Strategy and strategic priorities

The aluminium industry is likely to continue facing challenging market conditions for some years, as a structural shift has occurred, driven by the decoupling of the supply chain for bauxite, alumina and aluminium and the continued growth of the Chinese smelting industry. Against this backdrop, Rio Tinto Alcan is focused on a transformation strategy to improve the performance of the product group. This strategy has delivered improvements, but much more needs to be done in this market environment of depressed prices. Further action will be required to reduce costs, improve the productivity of the assets, and the returns that are generated on capital invested.

Rio Tinto Alcan is committed to achieving further significant performance improvements by delivering over US$1.6 billion of EBITDA improvement by the end of 2015 – from both strategic investments and business improvement initiatives. This will incorporate the Aluminium group’s contribution to Rio Tinto’s sustainable cost reduction targets by 2014. The annual run rate from sustainable business improvement initiatives is now exceeding US$460 million, with US$250 million delivered in 2012, as planned. Key elements of this ongoing second phase of Rio Tinto Alcan’s transformation include:

•	Widespread business improvement initiatives, including accelerated cost reduction and productivity enhancement efforts designed to provide a leaner and more efficient structure.

•	Stringent focus on high-return production creep and modernisation projects.

•	Optimisation of the product mix.

•	Disciplined portfolio management, including the divestment of assets no longer aligned with the product group’s core strategy.

•	Maximising the benefit of industry-leading positions in bauxite and energy.

•	Modernising and expanding long-life Tier 1 assets.

•	Strictly limiting growth in line with market conditions.

Safety

In 2012, the Aluminium product group’s all injury frequency rate deteriorated to 0.72, from 0.58 in 2011. Regrettably, in January there was one fatality, which resulted from an incident on the Roberval-Saguenay railway in Quebec, Canada. The product group’s ongoing priority is to implement the Zero Harm by Choice programme, as well as to continue deploying Rio Tinto HSE performance standards and risk management practices, to reach Rio Tinto Alcan’s ultimate goal of zero incidents. Process safety management has made significant progress, with reporting, investigation and analysis of significant potential incidents and completion of corrective actions as a main focus.

The Grande-Baie aluminium smelter in Quebec jointly won the 2012 Chief Executive Safety Award. Three Aluminium sites were recognised in other categories:

•	Most Improved Site: Yarwun, Queensland, Australia

•	Best Project: Shipshaw, Quebec, Canada

•	Small Business: Anglesey, Wales, UK

Greenhouse gas emissions

Rio Tinto Alcan accounted for 20 per cent of Rio Tinto’s total greenhouse gas emissions (GHG) in 2012, compared to 19 per cent in 2011. At year end, total GHG intensity was 24 per cent lower than 2008 baseline performance. The realised reductions made a significant contribution to the Rio Tinto Group’s overall total GHG intensity improvements. This sizeable reduction in emissions over the past several years is mainly related to the divestment or closure of non-core assets, as well as ongoing operational improvements that have combined to give Rio Tinto Alcan the lowest carbon footprint in the aluminium industry. Taking into account recent portfolio changes, 96 per cent of Rio Tinto Alcan’s power supply is carbon-free and falls into the lowest-cost quartile for energy. Aluminium produced using hydroelectricity – which currently represents some 83 per cent of the Aluminium product group’s power supply – has the lowest footprint with respect to primary energy consumption and climate change in lifecycle analysis studies.

Rio Tinto Alcan works closely with stakeholders to address sustainability concerns and help identify ways to foster greater transparency and sustainability throughout the aluminium industry.

During 2012, the Aluminium product group played a lead role as a co-founder of the Aluminium Stewardship Initiative (ASI), along with the International Union for Conservation of Nature and several other founding members. The mission of ASI is to define and deliver the first comprehensive global standard for the responsible production, use and re-use of aluminium. Rio Tinto Alcan also agreed to participate in Empreinte Carbone Québec, a pilot project launched by Quebec’s Ministry of Economic Development, Innovation and Export to develop a method for calculating carbon footprint.

Review of operations

Rio Tinto Alcan’s underlying earnings of US$3 million were US$439 million lower than in 2011, primarily from a significant deterioration in market conditions and the impact of the lock-out at the Alma smelter in Quebec. The combined impact of movements in prices and exchange rates, inflation and increasing prices for coke, pitch and caustic reduced underlying earnings by US$569 million year-on-year and lowered EBITDA margins by 11 per cent. This market impact was partially offset by controllable cash cost improvement initiatives which had a net positive impact of nearly four per cent on margins. The absence of the abnormal weather events that occurred in 2011 was outweighed by the impact of reduced operations from the lock-out at Alma.

Further deterioration in aluminium market conditions in 2012, together with strong currencies in certain regions and higher raw material costs, has had a negative impact on current market values in the aluminium industry. The annual impairment review for Rio Tinto Alcan and other aluminium businesses (including Pacific Aluminium)(a) resulted in a post-tax impairment charge of US$11.0 billion, which includes goodwill impairment of US$6.0 billion.

The average aluminium market price in 2012 was US$2,018 per tonne, a decrease of 16 per cent from 2011. Rio Tinto Alcan’s average realised price for primary metal products in 2012 was US$2,383 per tonne, 12 per cent lower than US$2,715 in 2011.

Gross sales revenue for Rio Tinto Alcan decreased by 17 per cent compared with 2011. This was due to the combined effects of lower market prices across the product range and reduced production at Alma, offset by the Yarwun refinery expansion in Queensland, Australia.

Aluminium production decreased by nine per cent to 2.2 million tonnes in 2012. This was partly due to the lock-out at Alma – resolved through the signing of a new labour agreement. Two thirds of the smelter’s capacity was curtailed throughout the first half of the year. Alma was progressively returned to full production by January 2013. The new organisational design implemented after the negotiated labour agreement will enable productivity improvements and lower total operating costs. This new organisational design is now being deployed in other facilities and will contribute to further cost reductions in 2013.

(a)	In 2011, Pacific Aluminium and certain of the Aluminium operations were transferred to the Business Support & Operations group.

22    Rio Tinto 2012 Annual report

Rio Tinto Alcan’s bauxite production was 31.4 million tonnes in 2012, 11 per cent higher than in 2011. Record production levels were achieved at Weipa in Queensland, Australia, as well as in Guinea. The increase in output was driven by production creep initiatives to supply requirements from the expanded Yarwun refinery, and increased third-party demand.

Alumina production increased 19 per cent to 7.0 million tonnes during 2012, as expanded refining capacity at Yarwun came on line. First bauxite was injected into the expanded Yarwun plant in July 2012. By September, the expanded refinery was operating at 90 per cent of its nameplate capacity of 3.4 million tonnes per annum. The ramp-up is on schedule to reach full capacity by the third quarter of 2013. Yarwun is moving the product group’s alumina production into the second quartile of the industry cost curve.

Development projects

Rio Tinto Alcan’s development pipeline is focused on developing its long-life Tier 1 assets, while strictly limiting growth in line with market conditions. Project characteristics include a low carbon footprint, low operating costs and attractive forecast returns on capital.

Feasibility and environmental impact studies are currently being completed for the South of Embley project. This would extend the life of the Weipa bauxite mine in Queensland, Australia by approximately 40 years, depending on production rates. The expansion would facilitate staged increases in production of up to 36 million dry product tonnes a year, from the current level of 23 million tonnes. It would enable the continuity of supply to Rio Tinto Alcan’s two Gladstone alumina refineries and capitalise on the rapidly-growing third-party market for seaborne bauxite.

Two major smelting projects under way in Canada are designed to leverage Rio Tinto Alcan’s clean, self-generated hydroelectricity and generate advantages from the latest AP™ smelting technology. In Quebec, the construction of the AP60 smelter is complete and is now in the commissioning phase. This 60,000 tonne plant is the first commercial-scale implementation of Rio Tinto Alcan’s newest smelting technology platform. Operating at an unprecedented 600 kiloamperes, the energy-efficient AP60 is designed to deliver a US$60 to US$90 per tonne full economic cost advantage over the existing benchmark. First metal at the AP60 smelter is expected in the first half 2013. Subsequent phases will be delayed until the aluminium market shows clear signs of recovery.

The Kitimat Modernisation Project in British Columbia will increase the smelter’s current production capacity by more than 49 per cent, to approximately 420,000 tonnes per year. The modernised aluminium smelter will be powered by self-generated hydroelectricity and use advanced AP40 technology to cut GHG emissions intensity by more than 50 per cent. Once completed at the end of 2014, Kitimat will be one of the lowest-cost smelters in the world, strategically located to supply key emerging markets in the Pacific Rim.

The modernisation of the ISAL aluminium smelter in Iceland is expected to increase production from 190,000 tonnes to 230,000 tonnes and includes a leading-edge casting facility to produce value-added billet. The new casting facility produced its first billet in the second quarter of 2012.

Outlook

Macroeconomic sentiment remains uncertain and continues to impact the group’s product prices – particularly for aluminium.

With a number of regional economies expected to improve, total primary demand for aluminium is forecast to increase by nearly six per cent in 2013. However, inventories are still high and warehousing transactions, driven by forward pricing estimates and low interest rates, remain attractive. Medium-term supply growth is currently forecast to match or exceed demand growth, resulting in a global market surplus for the industry in the near term.

Smelter grade alumina demand is underpinned by aluminium production, so alumina demand over the long term is directly tied to aluminium demand estimates.

Of Rio Tinto Alcan’s three core commodities, bauxite presents the best opportunities for attractive returns in the near term, given strong Chinese demand and supply uncertainty. The current focus of the traded bauxite market is on China’s sharply increased demand for imported product. Although shipments from a traditional key supplier in Indonesia have been recovering in the wake of bauxite export restrictions introduced in May 2012, the fundamentals for traded bauxite continue to look strong going forward.

On balance, while higher regional market premiums have helped partially offset prevailing low aluminium prices, the short-term outlook for aluminium markets remains challenging, with lingering economic uncertainty and continuing price volatility. This underscores the importance of the ongoing drive to transform Rio Tinto Alcan into a leaner, highly-efficient aluminium producer capable of generating solid returns throughout the economic cycle.

The longer-term outlook for aluminium remains robust and Rio Tinto Alcan believes strong returns will be available in the future for the well-positioned, low-cost operator.

Rio Tinto Alcan anticipates strong future demand in key sectors like transportation, infrastructure and consumer goods, spurred by the continued move to urbanisation and the growth of megacities, particularly in China and other emerging Asia-Pacific economies. A measure of the enormous potential is that per capita consumption of aluminium is currently just one kilogram in India and five kilograms in Brazil, well below the average of more than 20 kilograms per capita in industrialised countries.

Mature markets will also require significantly increased volumes of aluminium. A good example is the automotive industry, currently among the top-performing sectors in the economies of both the US and Germany.

The global demand picture outlined above would translate into a need for around 40 million tonnes of modernised aluminium production (net of inventory reductions) between now and 2025, along with 75 million additional tonnes of alumina and, very importantly, around 230 million additional tonnes of bauxite. Despite this positive outlook for demand, it is ultimately supply growth that will determine whether, or when, the aluminium industry returns to a more balanced market in the long term.

riotinto.com     23

Copper

Financial performance

	2012 US$ million	2011 US$ million
Revenue	6,661	7,634
Operating cash flow	492	3,136
Underlying earnings	1,092	1,932
Capital expenditure	4,347	3,784
Net operating assets	12,682	12,094

Strategy and strategic priorities

The Copper product group’s strategy is to maximise shareholder returns by delivering superior margins and growth from high-quality assets. This strategy will be realised by:

•	Continuing progress toward zero harm and risk mitigation across the business.

•	Prioritising investment and retaining development optionality on high-quality assets.

•	Optimising current assets through operational performance and disciplined cost management.

•	Delivering a notable reduction in overhead costs and maintaining strong EBITDA margins.

•	Developing a strong pipeline of value-generating greenfield projects.

•	Using technological innovations such as processing and rapid underground development to deliver operational efficiency and reduce costs.

•	Collaborating with local governments and communities to contribute to sustainable development.

•	Developing leadership and managing talent to deliver our business strategy.

Safety

In 2012, the Copper product group’s all injury frequency rate was 0.50, compared to 0.56 in 2011. The Copper product group regrettably suffered a fatality at its Palabora operation in South Africa and two industrial fatalities occurred at the non-managed Grasberg mine in Indonesia.

The Copper product group is committed to managing the risks inherent in its business and providing a workplace where there is a culture of zero harm. To that end, the group is developing enhanced programmes and procedures to manage process safety, underground safety and contractor management activities. In addition, the group is embedding the need for all leaders and employees to focus on personal safety and work collaboratively toward the goal of zero harm.

Greenhouse gas emissions

The Copper product group’s 2012 greenhouse gas (GHG) emissions were 10.66 tonnes of carbon dioxide equivalent per tonne of copper cathode produced, compared with 8.15 tonnes in 2011. The decline in efficiency resulted from the smelter shutdown at Kennecott Utah Copper and decreased production at Palabora. The Copper product group represented 6.8 per cent of Rio Tinto’s total emissions.

Review of operations

The Copper product group portfolio is made up of large, long-life, low-cost operations that present meaningful opportunities to grow and improve productivity. In 2012, the group produced 549 thousand tonnes of mined copper (Rio Tinto share), making Rio Tinto the world’s sixth largest supplier. The product group also produced 294 thousand ounces of mined gold, 3,657 thousand ounces of mined silver and 9.4 thousand tonnes of molybdenum as by-products of its copper operations.

Kennecott Utah Copper (Rio Tinto: 100 per cent)

Kennecott Utah Copper, adjacent to Salt Lake City, produces about 17 per cent of US copper supply. In 2012, Kennecott produced 163 thousand tonnes of refined copper, 279 thousand ounces of refined gold, and 9.4 thousand tonnes of molybdenum. Refined metal production was higher during the second half of the year due to improved mine production and processing of inventories built up during a maintenance shutdown of the smelter in the second quarter, which was planned to coincide with the period of lower grades.

Escondida (Rio Tinto: 30 per cent)

Operated by BHP Billiton, Escondida is the world’s largest copper mine. Located in Chile’s Atacama Desert, it represents five per cent of global production and 16 per cent of all copper production from Chile. In 2012, Escondida produced 1,047 thousand tonnes of copper (100 per cent basis). Production was higher than 2011 due to higher grades and an increase in ore delivered to the concentrator owing to improved material handling.

Grasberg (a joint venture that gives Rio Tinto a 40 per cent share of production above specified levels until the end of 2021 and 40 per cent of all production after 2021)

Grasberg is owned and operated by PT Freeport Indonesia, a subsidiary of US-based Freeport-McMoRan Copper & Gold Inc. Located in the province of Papua in Indonesia, it is one of the world’s largest copper mines. Production in 2012 did not reach the specified level, so Rio Tinto did not receive a share of production for the year.

Northparkes (Rio Tinto: 80 per cent)

Located in New South Wales, Australia, Northparkes is a joint venture with the Sumitomo Group. Northparkes produced 53.8 thousand tonnes of copper and 72 thousand ounces of gold in 2012 (100 per cent basis). The mine is the site of an innovative tunnel boring trial that has the potential to increase the rate of tunnel development underground. The site is also home to a state-of-the-art underground training facility.

Palabora (Rio Tinto: 57.7 per cent)

Palabora Mining Company is a South African company listed on the Johannesburg Stock Exchange. The mine produced 40.9 thousand tonnes of refined copper in 2012 (100 per cent basis). In December 2012, Rio Tinto announced an agreement to sell its interest in Palabora for consideration totalling US$373 million. While South Africa remains an important and prospective region for Rio Tinto, and Palabora is a good business, it is no longer a natural fit within Rio Tinto’s portfolio.

Development projects

Extending mine life

The Copper product group is pursuing several promising projects to extend the life of existing operations in its portfolio.

In June 2012, Rio Tinto approved a US$660 million investment to extend the life of Kennecott Utah Copper’s Bingham Canyon mine from 2018 to 2029. The project, known as Cornerstone, involves pushing back the south wall of Bingham Canyon to gain access to 515 million tonnes of 0.79 per cent copper equivalent ore. Work continues on evaluating projects to expand and upgrade the power plant to natural gas and expand the tailings impoundment.

At Escondida in northern Chile, the Ore Access and Laguna Seca Debottlenecking projects were completed in the second half of 2012, with significant production improvements already realised, in particular with the material handling process.

Escondida’s Organic Growth project costing US$3.8 billion (Rio Tinto share: US$1.2 billion) was 26 per cent complete at year end. This project involves constructing a new, 152,000 tonnes per day concentrator to replace the Los Colorados concentrator and allow access to high-grade ore located under the existing facilities. The additional Oxide Leach Area project will cost US$721 million (Rio Tinto share: US$216 million) and involves the construction of a new dynamic leach pad that will maintain current levels of oxide leaching after the existing heap leach has been fully exhausted. Construction of the project is expected to be completed in 2014.

In Indonesia, the Grasberg mine is continuing its transition from primarily an open pit to a fully underground operation. The Grasberg underground

24    Rio Tinto 2012 Annual report

block cave project will come on line in 2017, when the current open pit mine will be depleted, and is expected to ramp up to full capacity by 2022, reaching 160,000 tonnes of ore produced per day. In addition, Grasberg has begun construction on the Deep Mill Level Zone block cave mine, which will produce an additional 80,000 tonnes of ore per day at full capacity, expected in 2021. Together, these two projects will supply ore to the mill at 240,000 tonnes per day by 2022.

Technological innovations

Technology continues to be a primary lever to improve productivity and cost performance by increasing recoveries, enabling the processing of low-grade material, as well as optimising underground and capital development.

In 2014, Kennecott will commission its Moly Autoclave Process (MAP), which will process lower grade molybdenum concentrate more efficiently than conventional roasters and will improve recovery rates by eight per cent.

Kennecott has also completed construction and commissioning of a pilot ore sorting facility. The new technology, Copper NuWaveTM, has the potential to upgrade marginal ore and waste material by rejecting barren material from the mill pebble recycle stream.

Northparkes began commissioning of a new tunnel boring technology in October 2012. This technology is one pathway to reduce up-front capital costs and decrease construction time for underground operations. Initial tests have demonstrated a 40 per cent increase in the speed at which tunnelling occurs. Additionally, in August 2012, the Rio Tinto Block Cave Knowledge Centre officially opened at the Northparkes mine, providing employees from across the Group with the highest standard of technical and safety training for underground block caving operations.

Greenfield projects

Rio Tinto is focused on developing greenfield projects that can deliver the highest potential returns. The Group approaches each project with world-class environmental standards, and with a goal of creating sustainable economic benefits for all stakeholders.

Oyu Tolgoi (Rio Tinto: 51 per cent interest in Turquoise Hill Resources)

In a span of 34 months, the Oyu Tolgoi copper and gold mine in Mongolia has gone from the planning stage to near completion as a world-class operation and is the flagship of the Copper product group’s growth portfolio. At the end of 2012, the project was 99 per cent complete for the open pit, and the group has signed a binding agreement with a Chinese power company for the supply of electricity.

Commercial production of copper concentrate is expected in 2013, and Oyu Tolgoi is set to be a top five copper producer once fully developed. Over its life, it will deliver an average annual production of 425,000 tonnes of copper and 460,000 ounces of gold, and will have net unit cash costs in the first quartile of the industry cost curve.

Oyu Tolgoi contains a 1.5 billion tonne reserve and substantial additional copper mineralisation. The deposit provides opportunities for further expansions that could see production continuing for more than 50 years. In addition, Oyu Tolgoi is in a highly prospective region with further exploration potential.

La Granja (Rio Tinto: 100 per cent)

The La Granja project in northern Peru has the potential to be one of the Group’s highest value opportunities. La Granja could be the largest undeveloped greenfield copper project in Latin America, and has the potential to be a very large, long-life operation.

In 2012, Rio Tinto launched a prefeasibility study to mine copper from an open pit, with low technical risk, and using a leaching process to maximise recovery of copper. To date, 168,000 metres of drilling has been completed and further drilling will be ongoing during 2013.

The current plan is to develop the project using a staged, three-phase approach, in which the group will develop an initial leach operation, expand the operation and then construct a concentrator on site. Employing this phased approach will defer significant capital investment until after production begins, with operating cash flows supporting further expansions. Rio Tinto’s knowledge of La Granja’s orebody – and of the broader region – continues to evolve. Developing La Granja will provide access to an attractive orebody and will allow the Group to establish a positive presence in a part of the world with significant mineral potential.

Eagle (Rio Tinto: 100 per cent)

Located in Michigan, US, the Eagle copper/nickel mine is scheduled to begin operation in 2014. The mine will produce an average of 16 thousand tonnes and 13 thousand tonnes per year of nickel and copper metal respectively over seven years. Eagle Mine is also located in a highly prospective region where Rio Tinto currently holds significant tenements.

Resolution Copper (Rio Tinto: 55 per cent)

The Resolution Copper project, located in Arizona, US, is ranked among the top ten undeveloped copper assets in the world, and is expected to be a major underground block cave operation.

Resolution Copper has mining tenements covering the identified orebody. However, to realise the full potential of the project, Resolution Copper requires access to public land where mining is currently prohibited. Resolution Copper continues to seek legislative approval in the US Congress to acquire full legal title to all needed land including the adjacent public land. In exchange for that title, the project would give the public more than 2,400 hectares of high-quality Arizona conservation lands. Permitting of the project will start in 2013 with submission of the General Plan of Operations (GPoO) to the United States Forest Service, a Federal Government agency. Submission of the GPoO will initiate the process of assessing the project’s environmental impacts and applying appropriate mitigation. This will be done through the generation of an Environmental Impact Statement (EIS), written by the Federal Government, per the National Environmental Policy Act (NEPA). In parallel, work continues on the prefeasibility study, with a timeline that has been extended to allow for a more complete evaluation of mining and processing options and to determine the optimal path forward.

Outlook

Rio Tinto is confident in the fundamentals of the industry and the long-term future of the copper market. While the Group expects continued volatility in the short term, the copper market’s robust long-term fundamentals remain intact.

With roughly 60 per cent of copper used as an electrical conductor, the electrification and urbanisation of emerging markets, primarily China, followed by India and South East Asia, will drive copper demand growth through the next several decades. While new mine supply is due to come on line in 2013 as a result of higher prices in the past few years, Rio Tinto has exceptional copper assets and is well positioned to make the most of these market conditions.

The Copper product group is keenly focused on managing costs across its business, and maximising the technological innovations that can lower the cost of developing new mines and improving the productivity of existing operations.

Through a strategic approach of carefully prioritising work and organising key projects into phases, the Copper product group will continue to be flexible and focused on making investments that create the most value.

riotinto.com    25

Diamonds & Minerals

Financial performance

	2012 US$ million	2011 US$ million
Revenue	4,056	3,654
Operating cash flow	238	4
Underlying earnings/(loss)	119	(162)
Underlying earnings excluding Simandou	381	251
Capital expenditure	1,785	1,392
Net operating assets	8,049	5,407

Following changes to Rio Tinto’s management announced in July 2012, the Simandou iron ore project is now reported within Diamonds & Minerals to reflect management responsibility. Prior year comparatives have been restated.

Strategy and strategic priorities

Demand growth for diamonds and industrial minerals typically follows peak requirements for commodities such as iron ore and copper. The Diamonds & Minerals product group intends to capitalise on this trend by strengthening its portfolio and securing opportunities for valuable growth. The product group strategy is to:

•	Improve its existing businesses’ operational and commercial performance.

•	Build value by executing growth projects within its existing asset base.

•	Grow its portfolio through value accretive exploration and acquisitions in existing and complementary sectors.

Safety

The product group continues to focus on fostering a culture of accountability and awareness among employees and improving contractor safety. The product group’s all injury frequency rate (AIFR) increased slightly to 0.57 in 2012 from 0.55 in 2011.

The product group faces some unique challenges in health and safety. The workforce spans multiple nationalities, ethnicities, languages and cultures in developing countries. In response, management is employing innovative strategies and visible safety leadership to educate the workforce. The product group is committed to eliminating risks of fatalities and permanent injuries, particularly in the large development projects under way. At Diavik, where the transition to underground mining was recently completed, the mine rescue team came third at the 8th International Mine Rescue Competition held in Donetsk, Ukraine, a significant achievement at the highest possible skill level.

Greenhouse gas emissions

Overall greenhouse gas (GHG) emission intensity improved across the product group due to higher production levels and the implementation of more efficient equipment and technology. GHG emissions per tonne of product were marginally higher at Rio Tinto Minerals in 2012 as a result of lower production, and intensity decreased by 8.4 per cent across Rio Tinto Iron & Titanium’s operations, reflecting efficiencies associated with higher production levels and new technology. GHG emission intensities improved across all Rio Tinto Diamonds operations. In 2012 Diavik commissioned its wind farm which will reduce diesel consumption by approximately ten per cent and lower greenhouse gas emissions by approximately six per cent. The Diavik wind farm is the largest wind diesel hybrid system in the world and the first wind generation facility for Rio Tinto.

Review of operations

Diamonds & Minerals’ underlying earnings of US$119 million include evaluation costs in respect of Simandou of US$262 million. Excluding Simandou expenditure, underlying earnings of US$381 million were 52 per cent higher than in 2011. The group benefited from higher prices for titanium dioxide feedstocks and borates. The acquisition of BHP Billiton’s interests in Richards Bay Minerals also contributed to the increase in earnings. This was offset by lower prices for diamonds and higher depreciation at Diavik following an impairment reversal in 2011.

Rio Tinto Minerals (RTM)

RTM (100 per cent interest) supplies over 30 per cent of the world’s refined borates from its world-class deposit in Boron, California. RTM also has borates refineries and shipping facilities in China, France, Malaysia, the Netherlands, Spain and the US.

Borates production of 463,000 tonnes boric oxide equivalent was eight per cent lower than in 2011, reflecting current global economic market conditions. The sale of Borax Argentina which historically contributed around four per cent of RTM’s borates production completed in August 2012. Despite a weakening in demand during the year, RTM achieved a one per cent improvement in refined borates revenues. Earnings of US$140 million were six per cent higher than 2011, excluding the contribution from talc in the prior period.

Rio Tinto Iron & Titanium (RTIT)

RTIT is the largest producer of titanium dioxide feedstocks. RTIT mines ilmenite at its wholly-owned Rio Tinto Fer et Titane (RTFT) operation in Quebec; its managed operation Richards Bay Minerals (RBM) in South Africa (74 per cent interest); and its QIT Madagascar Minerals (QMM) operation (80 per cent interest). RTIT produces high-quality titanium dioxide feedstocks at its world-class metallurgical complexes as well as co-products including high purity iron, steel, metallic powders, zircon and rutile.

In September 2012, Rio Tinto doubled its holding in Richards Bay Minerals to 74 per cent following the acquisition of BHP Billiton’s entire interests. The purchase price paid by Rio Tinto on completion was US$1.7 billion. The acquisition was triggered in February 2012 by BHP Billiton exercising a put option agreed with Rio Tinto as part of RBM’s restructuring in 2009. The price was determined through a previously-agreed expert valuation process.

In 2012, titanium dioxide feedstock production increased by 11 per cent year-on-year to 1.6 million tonnes. This reflects higher production at RTFT which completed a furnace rebuild in 2011 and an increase in attributable volumes at RBM resulting from Rio Tinto doubling its stake in September. Production was negatively impacted by the furnace rebuild at RBM that commenced in May 2012.

RTIT increased its revenues by 41 per cent due to higher prices for titanium dioxide feedstocks and the RBM transaction. RTIT continued to replace its multi-year sales contracts with alternative pricing mechanisms, increasing the exposure to current market prices. The impact of improved pricing more than offset increased input costs resulting in a 163 per cent increase in year-on-year earnings to US$397 million, including the higher contribution from RBM.

Rio Tinto Diamonds (RTD)

RTD is a leading producer of rough diamonds with a product portfolio that provides a presence in all major markets. Rio Tinto’s diamond assets currently comprise the Argyle Diamond Mine in Australia (Rio Tinto: 100 per cent), the Diavik Diamond Mine in Canada (60 per cent), Murowa Diamonds in Zimbabwe (78 per cent) and the Bunder diamond project in India (100 per cent). RTD sells its share of production through its centralised marketing office in Belgium and has a niche cutting and polishing factory in Australia, where it cuts and polishes the high-end pink diamonds from the Argyle mine, and sells them to an international customer base.

26    Rio Tinto 2012 Annual report

In March 2012, Rio Tinto announced a strategic review of its diamond business that includes exploring a range of options for the potential divestment of its diamonds interests.

RTD produced 13.1 million carats in 2012, a 12 per cent increase from 2011 that reflected increased grades, higher ore throughput and the absence of adverse weather interruptions which impacted 2011. Revenue in 2012 was two per cent higher than in 2011, as the effect of higher volumes was largely offset by lower prices. RTD reported a loss of US$43 million in 2012, compared to earnings of US$10 million in 2011, reflecting lower prices and higher depreciation.

A post-tax impairment of US$460 million was recognised relating to the Argyle diamond mine. An impairment review of Argyle was triggered by the announcement of the Diamonds strategic review as well as changes to the forecast ramp-up date for the underground mine. This is not included in underlying earnings.

Construction of the Argyle underground mine is proceeding and production is scheduled to commence in the first half of 2013, with ramp up to full operation to be completed by 2015, extending the life of mine until at least 2020. Production from Diavik’s underground mine commenced in early 2010 in parallel with open pit operations. The transition to a fully underground operation was completed in 2012 and will sustain Diavik production well past 2020.

Dampier Salt (DSL)

Dampier Salt Limited, the world’s largest salt exporter, produces industrial salt by solar evaporation of sea water at Dampier and Port Hedland, and from underground brine at Lake MacLeod, all in Western Australia. Salt is sold principally to the base chemical industry markets in Asia. During the year, DSL moved within the Diamonds & Minerals organisational structure. Salt production of 6.8 million tonnes (Rio Tinto share) increased three per cent year-on-year.

Development projects

In 2011, Diamonds & Minerals re-entered the potash business through an exploration joint venture with North Atlantic Potash Inc. a subsidiary of JSC Acron. Acron is a world leader in fertiliser production and holds multiple potash exploration permits in Saskatchewan, Canada, home to about half the world’s potash reserves. Drilling results indicate encouraging potash grade and thickness. Higher nutritional standards, population growth and limited arable land make potash a critical factor in maintaining global food security, and a natural complement to RTM’s existing borate fertiliser business.

Large diameter drilling was conducted and resource assessment and planning also progressed at the group’s Jadar lithium-borate deposit in Serbia. If developed, the deposit has the potential to supply more than 20 per cent of global lithium demand. Lithium carbonate’s fastest-growing application is in batteries that provide clean power to industrial systems and electric and hybrid cars.

Good progress was made on RTIT’s TIO4 project aimed at expanding its mining and smelting capabilities in Canada and Africa. However, in January 2013, against a backdrop of weaker market conditions for its products and the need to manage and reduce its costs, RTIT has reviewed the economic viability of the project and suspended prefeasibility studies in Canada and Madagascar. The Zulti South mine expansion at RBM and exploration programme in Mozambique continue.

Following the announcement in 2011 of TiO2050 – a proposed investment of C$800 million over five years to enhance mining and processing operations – RTFT commenced investment in 2012 to upgrade its water filtration system at its steel plant, acquire a new crusher at its mining operation and begin a furnace rebuild.

The Bunder diamond project is currently more than halfway through its prefeasibility studies, which began in July 2010. These studies have confirmed the economic potential of the orebody and work is well under way to define the best development option. In January 2012, Rio Tinto received a Letter of Intent from the Government of Madhya Pradesh to issue the mining lease for Bunder, following approval in principle from the Government of India.

During 2012, the Simandou iron ore project in Guinea also moved within Diamonds & Minerals, as it remains the responsibility of the group’s new chief executive, Alan Davies, appointed in September. Simandou is a key pillar in Rio Tinto’s long-term growth strategy, involving one of the largest known undeveloped iron ore resources in the world. The concession will enable the development of the largest mine and infrastructure project ever undertaken in Africa. This will include the progressive development of a 95 million tonne per annum mine, a 650-kilometre trans-Guinean railway and a new deep-water port.

The project is adopting a “stage gate” approval process allowing for studies to be finalised in parallel with early works, and for investment to be made in line with Government of Guinea approvals and financing processes.

The year saw significant progress, with Rio Tinto and Chinalco’s listed subsidiary, Chalco, completing the formation of the Simandou Joint Venture for the development and operation of the project. In June, the project committed a further investment of US$1 billion (Rio Tinto share: US$501 million) for detailed design studies, and early works and long-lead items, primarily for developing the rail and port infrastructure.

Rio Tinto, with the support of Soguipami, the State Mining Company, submitted the Social and Environmental Impact Assessment to the Government of Guinea for review and approval. The Republic of Guinea also issued a presidential decree declaring the Simandou infrastructure a “Project of National Interest” (PIN) in October 2012, protecting the area of land needed to develop the rail and port infrastructure from any acquisition or development by third parties.

Outlook

Diamonds & Minerals businesses serve a range of different industries, but are linked through their track record of creating and defining new and profitable markets for their products. Demand softened in these markets in 2012 in response to broader economic trends, and the outlook for 2013 remains uncertain. However, the medium- to long-term outlook continues to be positive across all products as urbanisation and rising standards of living drive higher levels of demand.

In the borates marketplace, RTM will seek to capture profitable growth in emerging economies and maintain its position in its established markets. Planned supply chain improvements will facilitate speed and flexibility in shifting supply to promising sectors and regions. RTM will focus on increasing refined borates capacity to meet higher than GDP demand growth while achieving world-class safety performance and improving its cost position.

Demand for titanium dioxide feedstock is expected to continue to grow in the medium- to long-term, in line with improving global economic conditions, urbanisation and demand growth in emerging markets. In response to current weak demand and in order to reduce operating costs, RTIT is taking action at a number of its operations. RBM will place its zircon and rutile processing operations on care and maintenance, while maintaining production at the core ilmenite mining and smelting operations. RTFT is taking its upgraded slag (UGS) production facility temporarily offline.

The medium- to long-term fundamentals for the diamond industry are positive and expected to support sustainable future price growth. The global mineral reserve base is steadily declining, compounded by limited exploration investment and success, and expected reductions in supply over the medium to longer-term. Demand in India and China is expected to continue to grow, and to represent nearly 50 per cent of global diamond consumption by 2020. Demand in mature markets is expected to grow in line with GDP.

riotinto.com    27

Energy

Financial performance

	2012 US$ million	2011 US$ million
Revenue	5,783	7,003
Operating cash flow	724	2,019
Underlying earnings	283	1,074
Capital expenditure	1,819	1,327
Net operating assets	6,996	8,164

Strategy and strategic priorities

The Energy product group has a mix of assets in its portfolio and remains focused on safely supplying the world’s growing energy needs through the sustainable development and operation of large-scale, long-life, low-cost mines.

In light of market conditions for coal and uranium, the high-cost operating environment in eastern Australia and infrastructure constraints in Mozambique, the Energy group is undertaking a review of the optimal growth profile for all its business units.

The Energy product group is focused on:

•	Remaining flexible to respond to the impacts of external factors such as global economic volatility and commodity price fluctuations.

•	Increasing productivity and operational performance in all business units, as well as reducing costs, to increase profitability in the near-term, while positioning the group to meet forecast long-term demand for coal and uranium.

•	Maintaining strong relations with customers in expanding energy export markets, particularly in Asia.

Safety

The Energy product group aims to achieve the goal of zero harm by fostering a culture where employees and contractors have the knowledge, skills and desire to work safely at all times. In 2012, this commitment was demonstrated with Mount Thorley Warkworth named joint winner of the Rio Tinto Chief Executive Safety Award. Mount Thorley Warkworth was recognised for the passion of its senior leaders to build a safe and highly engaged workforce – including seamless inclusion of contractors within the site’s safety culture – and the rigour with which Rio Tinto’s safety systems and standards are applied. In 2012, Energy’s all injury frequency rate was 0.66 compared with 0.80 in 2011, which was reflective of lower injury rates across all its business units. In addition, core fatality prevention processes – including thorough investigation of significant potential incidents and active management of critical operational risks – were further entrenched in the way the group works.

Greenhouse gas emissions

To date, Rio Tinto has spent more than US$100 million on research and development into technologies that will reduce emissions from coal-fired industries. This investment is necessary because all forecasts point to coal continuing to play a significant role in the global energy mix, but in an increasingly carbon-constrained environment. In 2012, the Energy group launched a three-year, A$6 million sponsorship of The Otway Project in Victoria, Australia’s first industrial-scale demonstration of geological carbon dioxide storage and research. Combined with work at the University of Melbourne, the Energy group is helping to create a world-class hub for research into this important technology. In 2012, Energy’s Australian coal operations implemented a new industry methodology at its New South Wales mines to more accurately estimate fugitive emissions from coal extraction, instead of using the default emission factor. In 2012, greenhouse gas emissions for the Energy group remained steady at approximately 4.3 million tonnes of carbon dioxide equivalent.

Review of operations

After a period of robust earnings following the global financial crisis, the performance of the Energy product group declined in 2012 due to lower prices for coal and uranium, a strong Australian dollar and escalating input costs.

All Energy businesses reacted swiftly to this challenging economic environment by implementing plans to address declining productivity and the sharp rise in operational costs. An impairment charge of US$2.86 billion post-tax was also recognised relating to Energy’s coal business in Mozambique (refer to next page for explanation).

Rio Tinto Coal Australia (Rio Tinto: 100 per cent)

Rio Tinto Coal Australia (RTCA) manages the group’s Australian coal interests. These include the Blair Athol (Rio Tinto: 71.2 per cent), Clermont (Rio Tinto: 50.1 per cent), Hail Creek (Rio Tinto: 82 per cent) and Kestrel (Rio Tinto: 80 per cent) coal mines in Queensland. RTCA also manages the Energy product group’s coal mines in New South Wales, which are Hunter Valley Operations (Rio Tinto: 80 per cent), Bengalla (Rio Tinto: 32 per cent), Mount Thorley (Rio Tinto: 64 per cent) and Warkworth (Rio Tinto: 44.5 per cent).

Coal & Allied is 80 per cent owned by the Rio Tinto Group and 20 per cent owned by Mitsubishi Development. Coal & Allied also has a 36.5 per cent interest in Port Waratah Coal Services which operates the Kooragang and Carrington coal port terminals.

Australian coal production increased by eight per cent in 2012 compared to 2011 due to the completion of brownfield expansions in the Hunter Valley and the continued ramp-up of the Clermont Mine in Queensland. This was achieved despite the impacts of wet weather in eastern Australia in the first half of 2012, and carry-over effects from a shortage of explosives in New South Wales in the fourth quarter of 2011. Net earnings of US$402 million represent a 68 per cent decrease from 2011, due largely to lower prices for all coal types, the continuing strength of the Australian dollar, and higher input costs.

Coal production is forecast to increase again in 2013 through the realisation of benefits from the business-wide debottlenecking and asset management programme, the ongoing ramp-up of the Clermont Mine and first coal from the Kestrel Mine Extension. The production increase through these activities is forecast to more than offset the impact of closure of the Blair Athol Mine in central Queensland which produced its last coal in November 2012. Over nearly three decades, Blair Athol Mine produced close to 250 million tonnes of thermal coal, and at its peak was Australia’s largest exporter of thermal coal. Its infrastructure facilities are now being used by the nearby RTCA-managed Clermont Mine, which opened in 2010.

In response to increased community concern regarding impacts from mining in the Hunter Valley, RTCA has made significant improvements to both operational and rehabilitation practices. Key initiatives include purchasing noise-attenuated heavy mobile equipment and retrofitting existing fleet, and the use of real-time monitoring to modify operations in response to environmental conditions.

Energy Resources of Australia (Rio Tinto: 68.39 per cent)

Energy Resources of Australia (ERA) is a publicly listed company. Since 1981, ERA has mined ore and produced uranium oxide at its Ranger open pit mine, 260km east of Darwin in the Northern Territory.

ERA also holds title to the adjacent Jabiluka mineral lease, which is under a long-term care and maintenance agreement. Ranger and Jabiluka are surrounded by, but remain separate from, the World Heritage listed Kakadu National Park. ERA’s operations are subject to stringent environmental requirements and governmental oversight.

28    Rio Tinto 2012 Annual report

Ranger mine finished open-cut mining in December 2012 after 31 years. Uranium production will continue by processing previously stockpiled lower grade material while studies proceed to assess the feasibility of underground operations at Ranger.

In January 2013, a suite of agreements covering the Ranger Project Area were executed by ERA, the Mirarr Traditional Owners, the Northern Land Council and the Commonwealth Government.

Key features of the agreements include the Mirarr Traditional Owners receiving an increased share of the financial benefits from the Ranger mine, the creation of a regional Sustainability Trust which will deliver social initiatives in the local region, and an agreed approach to increasing opportunities for local Aboriginal participation in business development, training and employment.

The finalisation of these agreements is a significant achievement and reflects a strengthening in the relationship between ERA and the Gundjeihmi Aboriginal Corporation representing the Mirarr Traditional Owners.

Rio Tinto Coal Mozambique (Rio Tinto: 100 per cent)

Rio Tinto Coal Mozambique (RTCM) manages the Zambeze Project (100 per cent); Tete East Project (100 per cent); Benga Mine (65 per cent); and the Zululand Anthracite Colliery (74 per cent).

RTCM holds mining and exploration licences in the Moatize Basin in the Tete province of Mozambique. The Benga Mine was officially opened in May 2012 with first coal exported in June 2012. An impairment charge of US$2.86 billion post-tax was recognised relating to Energy’s coal business in Mozambique. The development of infrastructure in Mozambique to support the undeveloped coal asset is more challenging than initially anticipated which, combined with a downward revision to estimates of recoverable coking coal volumes, has led to a reassessment of the overall scale and ramp up schedule of RTCM and consequently to the assessment of its fair value less costs to sell (FVLCS).

Benga Mine commercial production in 2012 was 460 thousand tonnes. Near-term sales volumes will reflect the availability of rail and port capacity.

Rössing Uranium (Rio Tinto: 68.58 per cent)

Rössing Mine is located near Arandis in Namibia’s Erongo Region. Improving costs and efficiencies continued to be a focus at Rössing in 2012. Benefits from the business improvement strategies that were initiated in 2011 are now being realised and this work will continue in 2013. Rössing is evaluating options to expand operations and extend the mine life beyond 2023.

Rio Tinto acquired its interest in Namibia-based Rössing Uranium Limited (Rössing) in 1970. The Iranian Foreign Investments Company (IFIC) acquired its original minority shareholding in Rössing in 1975. IFIC’s interest predates the establishment of the Islamic Republic of Iran and the U.S. economic sanctions targeting Iran’s nuclear, energy and ballistic missile programs. IFIC acquired and continues to own a minority shareholding in Rössing in accordance with Namibian law.

Rössing is neither a business partnership nor joint venture between Rio Tinto and IFIC. Rössing is a Namibian limited liability company with a large number of shareholders, including Rio Tinto with 68.7 per cent, IFIC with 15.3 per cent, the Industrial Development Corporation of South Africa with 10 per cent, local individual shareholders with a combined interest of 3 per cent and the Government of the Republic of Namibia with 3 per cent but with an additional 51 per cent vote at a general meeting of Rössing on matters of national interest.

As a shareholder in Rössing, Rio Tinto has no power or authority to divest IFIC’s holding in Rössing. However, Rössing and the Namibian Government have taken several recent steps to limit IFIC’s future involvement in Rössing.

On 1 October 2010, Namibia reported to the United Nations, pursuant to Article 31 of the United Nations Security Council Resolution 1929 (UN SCR 1929), that it had reached an agreement with the Islamic Republic of Iran that IFIC will not participate in any future investments nor will it acquire any further shares in Rössing. It was also agreed that the Government of Iran will not acquire interests in any commercial activity in Namibia involving uranium mining, production, or use of nuclear materials and technology, as required under UN SCR1929, until such time as the United Nations Security Council determines that the objectives of the Resolution have been met.

The Rössing board also took steps in 2012 to terminate IFIC’s involvement in the governance of Rössing. As a shareholder in Rössing, IFIC was entitled under Namibian law to attend general meetings of Rössing. IFIC was previously represented on the board of Rössing by two directors. While this level of board representation did not provide IFIC with the ability to influence the conduct of Rössing’s business on its own, the Rössing board nonetheless determined that, in light of international economic sanctions, it would be in the best interest of Rössing to terminate IFIC’s involvement in board activity. Therefore, on 4 June 2012, at the annual general meeting of Rössing, the shareholders of the company, including Rio Tinto, voted not to re-elect the two IFIC board members. This ended IFIC’s participation in Rössing board activities. IFIC accordingly is not represented on the Rössing board, nor does it have the right to attend board meetings or receive any board information

Dividends:

While IFIC is entitled to its pro rata share of any dividend that the majority of the board may declare for all shareholders in Rössing, IFIC has not received such monies since early 2008. Simply by maintaining its own shareholding in Rössing, Rio Tinto is not engaging in any activity intended or designed to confer any direct or indirect financial support for IFIC. Further, the Rössing board determined no dividends will be paid for the year 2012.

Uranium off-take and technology:

Rössing is the world’s third largest uranium mine. It sells approximately 40 percent of its uranium to U.S. power companies and most of the remainder to Canada and other key U.S. trading partners in Europe and Asia. As a minority shareholder, IFIC has no uranium product off-take rights. Neither IFIC nor other Government of Iran entities have any supply contracts in place with Rössing and receive no uranium from Rössing. IFIC also does not have access to any technology through its investment in Rössing or rights to such technology.

While Rio Tinto does not view itself as actively transacting or entering into business dealings with an instrumentality of the Government of Iran, this information has been provided to ensure transparency regarding the passive, minority shareholding in Rössing currently held by the IFIC. Rio Tinto has disclosed the IFIC shareholding matter to the United States Government and has periodically updated the U.S. Department of State as to the same.

Development projects

Rio Tinto completed the acquisition of Hathor Exploration, a junior Canadian uranium exploration company with assets in the Athabasca Basin region of Saskatchewan, in January 2012. The new entity was renamed Rio Tinto Canada Uranium (RTCU).

Its assets give the Energy product group access to a significant high-grade uranium deposit and further highly prospective exploration tenements in an area of Canada that currently supplies approximately 20 per cent of global uranium. RTCU’s Roughrider Project is located in an area that hosts all of Canada’s producing uranium mines.

Rio Tinto has commenced an environmental baseline programme for the Roughrider Project and engagement with local communities and stakeholders is also well under way. Rio Tinto is continuing to work with the governments of Saskatchewan and Canada to promote the growth of the uranium mining industry.

In Queensland, RTCA’s Kestrel Mine Extension project is well advanced and scheduled to start production in mid-2013. The project will incrementally increase production by one million tonnes per annum, extend the life of the current mine to 2032 and reduce unit operating costs.

In Mozambique, work to refresh the development strategy is being expedited in light of the non-cash impairments announced in January 2013. The Energy product group continues to engage with the Government of Mozambique on a range of transport infrastructure options, the success of which remains the key to unlocking the full value of coal tenements in the Moatize Basin.

At ERA, the Ranger 3 Deeps orebody contains an estimated 34,000 tonnes of uranium oxide making it one of the most significant recent uranium discoveries anywhere in the world. Construction of a A$120 million exploration decline started in May 2012 with exploration drilling expected to commence in Q2 2013.

Following a successful exploration programme, Rössing Uranium is considering mining the Z20 orebody. In order to access the orebody, an infrastructure corridor would need to be established linking Z20 to the existing Rössing mine.

Outlook

With European and American economies continuing to experience low-growth conditions, subdued prices for coal and uranium are expected to continue in the short to medium term. Notwithstanding the near-term outlook, long-term demand for coal and uranium is expected to remain strong.

Under even the most ambitious climate change policy scenarios, Rio Tinto expects demand for energy to increase significantly with future global growth dominated by Asia. The International Energy Agency’s most recent scenario shows China alone representing 43 per cent of global energy growth over the period 2010 to 2020. In the same scenario in the period 2010 to 2035, Asia accounts for 67 per cent of global growth, with India and other countries accelerating as China’s growth profile starts to flatten.

Many countries seek a diversified energy mix to safeguard energy security, while looking to minimise costs and manage the various environmental impacts of energy use including carbon emissions. This challenging three-way balance means that coal will continue to be an important baseload fuel for decades to come and nuclear power will provide additional energy security with low emissions. Similarly, global steel demand is expected to grow at two per cent per annum to 2050, underpinning the demand for high-quality metallurgical coal.

riotinto.com    29

Iron Ore

Financial performance

	2012 US$ million	2011 US$ million
Revenue	24,279	29,475
Operating cash flow	15,827	21,778
Underlying earnings	9,242	13,267
Capital expenditure	7,149	4,004
Net operating assets	21,068	12,531

Strategy and strategic priorities

The Iron Ore product group’s strategy is to:

•	Create and protect shareholder value by maximising the return from existing assets and building value through appropriate project developments.

•	Implement value-generating major expansion programmes while maintaining production at nameplate capacity.

•	Maintain close control of capital and operating costs to protect margins, achieving savings through more efficient processes and reducing support and services costs.

•	Continue to develop, and benefit from, technology and innovation to deliver supply chain efficiencies, reduce or maintain costs, and maximise underlying profit.

•	Capitalise on its position as the leading iron ore supplier close to the world’s largest, fastest-growing markets.

•	Maximise shareholder returns by applying a “value-in-use” focus to its portfolio marketing strategy across its suite of products.

Safety

Following the three fatalities that regrettably occurred in 2011, a comprehensive examination of Iron Ore’s approach to safety was launched. This resulted in key safety improvement initiatives that were implemented in 2012. Integral to improved performance will be the strong commitment to safety improvement at all levels of the organisation and a focus on critical risk management, safety leadership, employee development, hazard awareness and safety systems simplification.

Critical risk monitoring programmes continue to be enhanced, and include increasing leadership capability and accountability. Initiatives designed to comprehensively reduce Iron Ore’s overall risk profile included the phased introduction of a safer 5-star ANCAP

(Australasian New Car Assessment Program) rated light vehicle fleet and the implementation of the Nine Lifesaving Commitments hazard awareness programme.

Iron Ore maintained a major focus on health issues, particularly emerging issues impacting on the mental health of its workforce. This included embedding a mental health strategy with a focus on depression.

In 2012, the Iron Ore group’s all injury frequency rate was 0.74, compared with 0.65 in 2011. Several significant potential incidents were also recorded in 2012. These shortcomings highlighted the need to embed better safety programmes and improvement initiatives throughout 2013.

Greenhouse gas emissions

A number of measures were implemented during the year to ensure that Rio Tinto’s iron ore business applied best practice to its environmental performance. From a regulatory perspective, several programmes produced greenhouse gas (GHG) improvements. All federal government requirements for the National Greenhouse and Energy Reporting System and Energy Efficiency Opportunities Act were met. Pilbara operations also produced savings of 479 TJoules (1.4 per cent of the total energy footprint for the iron ore business). The Iron Ore group’s total greenhouse gas emission intensity has improved 4.1 per cent from 2008.

Review of operations

Iron Ore achieved its stated production target of 250 million tonnes in 2012, overcoming volatile weather and market challenges along with a fast-tracked expansion schedule to increase overall group production to 253 million tonnes. Rio Tinto’s share of production was 198.9 million tonnes, a 3.7 per cent increase over the previous year.

This evidenced a great recovery from what was a particularly difficult first quarter, when the seasonal weather conditions in the Pilbara produced three tropical cyclones. However, satisfactory operating performance was maintained, with inland mining and in-load facilities continuing to operate in a limited but functional capacity throughout the events.

The second half in particular demonstrated the integrated Pilbara system’s enhanced operational efficiency, with operational capacity re-rated at 237 million tonnes per year (Mt/a) in November with minimal capital investment. The business set, and met, the challenge of reaching a 260Mt/a run-rate towards the end of the year.

As in 2011, a volatile iron ore market produced wide and rapid swings in spot prices, across which most contract prices were based, highlighting the sales and marketing team’s sustained achievement in placing tonnes to the best effect. Relevant index prices reached higher than US$150 per tonne and as low as around US$80 per tonne, before settling in the US$120-130 range through the fourth quarter as demand recovered and stabilised. The dynamic nature of the market was highlighted with broad variations in customers’ responses to peaks and lows in demand, resulting in fragmented price referencing models across major markets.

Marketing strategy remained focused on achieving high recognition for the superior value-in-use of Rio Tinto’s iron ore products, matching them with particular markets where optimal value could be realised. Despite the volatile conditions, sales increased each quarter through the year.

Operational improvement throughout the year was directed to achieving productivity gains, particularly through minimising or eliminating bottlenecks across the Pilbara rail network. Additional sidings were constructed to reduce delays.

A US$518 million investment (Rio Tinto share US$478 million) was announced to reinstate Iron Ore’s AutoHaul™ automated train programme. Scheduled for completion in 2015, this will result in the world’s first automated long-distance heavy-haul rail network. AutoHaul™ will enable Rio Tinto to expand capacity without making a substantial investment in additional trains. The programme involves a number of safety initiatives to ensure current safety levels are not compromised.

The year’s operational efficiency gains often involved small but valuable improvements in asset deployment. For example, two additional ore cars were added to all 234-car trains, increasing annual ore throughput capacity by approximately 500,000 tonnes.

Rio Tinto’s longstanding commitment to the Mine of the Future™ programme was reflected in a number of decisions, leading towards the first fully autonomous large-scale mining operation in the Pilbara. The Operations Centre (OC) in Perth has become the nerve centre for the Pilbara business. Most management and oversight functions formerly based in the Pilbara have been brought into the OC. Construction began on Stage 3 of the OC, which will enable more roles and responsibilities to be based there in 2013.

The five original Autonomous Haulage System (AHS) driverless trucks were transferred from West Angelas mine to Yandicoogina, where they were joined by five new autonomous trucks. They now comprise the entire fleet in the Junction South East pit, hauling about 30 million tonnes of high-grade ore a year. They will be progressively joined by 150 more AHS trucks over the next three to four years, to be initially deployed at the expanded Nammuldi mine and the new Hope Downs 4 mine.

The 40-year-old Cape Lambert power station was decommissioned during 2012 and dismantling commenced. The HIsmelt® plant in Kwinana has also been decommissioned and preparation for dismantling and potential sale of some equipment has begun.

30    Rio Tinto 2012 Annual report

The ongoing challenge to recruit the workforce of the future was met with a number of activities including commencement and consolidation of regional fly-in fly-out (FIFO) hubs, introduction of the national FIFO programme, recruitment of record numbers of apprentices and graduates, utilisation of five dedicated regional training facilities, and the funding of 43 mining-related scholarships to the University of Western Australia.

Negotiations for participation agreements with Traditional Owners continued, augmenting the five agreements reached in 2011. This featured a strong commitment to finalising regional standards, incorporating mutual obligations to deliver commitments on employment, financial compensation, education and training, heritage surveys and practices, environmental care and land use.

Aboriginal employment remained a key priority of the Pilbara business, and the year saw a steady improvement in workforce numbers, boosted by the significant addition of contractors associated with the expansion programme. At the end of the year, total Aboriginal employment in the Western Australian iron ore business stood at more than 1,660 workers. The commitment to fostering Aboriginal business produced outstanding achievements. In the last three years more than A$1.6 billion in Pilbara contracts has been awarded to Aboriginal joint venture and direct contracts.

A number of regulatory and administrative arrangements were also resolved including the government approval of stage two for the Wickham residential sub-division supporting the Cape Lambert expansion.

Brockman 4 phase 2 expansion was successfully commissioned, lifting mine annual capacity to 40 million tonnes, as was the Hamersley Agricultural Project, using surplus water from the Marandoo mine extension to develop a year-round crop-growing capability.

In September, the High Court of Australia overturned earlier decisions by the Federal Court not to declare the Hamersley and Robe rail lines open for third-party access. The Australian Competition Tribunal reconsidered the matter, and, in February 2013, ruled that the lines not be opened up for other users.

The Iron Ore Company of Canada (IOC, Rio Tinto share 58.7 per cent) enjoyed a solid year, recovering from a difficult first few months to produce 9.7 million tonnes of pellets and 4.4 million tonnes of concentrate for sale. Sales were 9.9 million and 4.2 million tonnes respectively. During the year a number of improvements helped achieve efficiency gains, notably in the mobile equipment and operations sectors. A number of challenges remain as a result of the Concentrate Expansion Project (CEP) first stage, still in commissioning, which impacted concentrate production. Pellet production was stable through the year.

In March, IOC successfully secured a six-year labour contract with its unions without disruption. This agreement will enable IOC to be competitive, attract the necessary skills, and reward, attract and retain the right people to generate greater value.

During the year, the Dampier Salt business moved within the Diamonds & Minerals organisational structure, and is reported on page 27.

Development projects

A number of incremental improvements to the Pilbara integrated network, largely involving debottlenecking, resulted in a re-rating of the system’s current annual capacity in November 2012 to 237 million tonnes with minimal capital investment.

The expansion of Pilbara annual capacity to the revised target of 360 million tonnes remained on track in 2012, following a two-staged investment process and a successful year of project execution. All approvals for the expansion to 290 million tonnes capacity are in place, and all rail and port approvals for the 360 million tonne stage are completed except for immediate rail links to new mine developments still in study phase.

In February, a US$3.4 billion (Rio Tinto share US$2.9 billion) investment was approved, comprising US$2.2 billion to extend the life of the Nammuldi iron ore mine by 14 years and US$1.2 billion for early works at Cape Lambert port and rail expansions. These early works include replacing an ageing car dumper with a new dual car dumper, increasing the port’s annual capacity by 20 million tonnes by 2015, and aligning in-loading capacity with current ship-loading capacity.

This was followed in June with a US$3.5 billion investment (Rio Tinto share US$2.0 billion), providing for an additional two berths and significantly increased rail capacity to support it.

Investment of US$570 million was allocated to construct a new energy-efficient gas-fired power station at Cape Lambert, producing significantly lower carbon emissions than its decommissioned predecessor.

A further US$1.7 billion (Rio Tinto share 100 per cent) of largely sustaining capital expenditure was approved to extend the life of the Yandicoogina mine to 2021 and boost nameplate capacity from 53Mt/a to 56Mt/a. A wet processing plant will also be added in order to maintain product specification levels and provide a platform for future potential expansion.

This is the largest integrated mining project in Australian history, and is on track to complete the announced schedule:

1.	225Mt/a by Q1 2011 – Dampier port debottlenecking (complete)
2.	230Mt/a by end Q1 2012 – Dampier port incremental (complete, re-rated to 237Mt/a in November 2012)
3.	290Mt/a by Q3 2013 – Cape Lambert 53Mt/a increment (in implementation)
4.	360Mt/a in H1 2015 – Cape Lambert 50Mt/a increment and car dumper replacement 20Mt/a increment (infrastructure approved)

The milestone of 290Mt/a capacity was brought forward to Q3 2013, delivering greater shareholder value more quickly.

The planned installation of a wet plant at Brockman 4 was removed, saving US$1 billion in capital expenditure. Through such measures, capital intensity has been kept at the mid-US$150s per tonne, despite rising costs and currency movements.

In response to the increased demand for iron ore from traditional and new markets, IOC re-launched the CEP that will increase capacity from 18 million tonnes of iron ore concentrate per year to 23 million tonnes. The first stage of the CEP, comprising the construction of a new primary ore crusher, a 6km overland conveyor and a fourth autogenous grinding line to increase primary processing capacity, is being commissioned and will ramp up towards full production in 2013.

The second stage involves the addition of two new spiral lines to the gravity separation circuit which was being delivered to operations from late 2012. This is planned to be followed by the installation of a new magnetite grinding and processing circuit scheduled for commissioning by the end of 2013.

Further proposed expansions are being progressed through study stages.

During 2012, the Simandou iron ore project in Guinea (covered on page 27) moved within Diamonds & Minerals, as it remains the responsibility of that group’s chief executive, Alan Davies, appointed in September.

Outlook

Market softening since 2011 was a result of destocking following lower than expected Chinese steel demand, which in turn led to the final quarter rebound to levels above US$120 per tonne, moving higher into the new year. With European and American economies still suffering poor growth conditions, the market will continue to show volatility in the short to medium term.

Notwithstanding this volatility, Rio Tinto is confident of the strength of the long-term demand outlook for iron ore. Increasing global wealth is leading to billions of people moving through steel intensive phases of development. Global steel demand is expected to grow at two per cent per annum to 2050, driven by China out to 2030, with India and other South East Asian countries offsetting a potential flattening in Chinese demand growth thereafter.

riotinto.com 31

Business Support & Operations

At the end of 2012*, the Business Support & Operations (BS&O) group comprised Rio Tinto’s Exploration business (see below), as well as Business Evaluation, Economics & Markets, Group Risk, Global Business Services (Information Systems & Technology, Procurement, Shared Services and Group Property), Rio Tinto Japan and Rio Tinto Singapore Holdings. From an administrative point of view, the Group Audit & Assurance function sat within BS&O, but operates independently of management under a mandate approved by the Audit and Sustainability committees. (see pages 75 and 77).

Pacific Aluminium and Other Aluminium were also part of BS&O; these comprise non-core bauxite, alumina and aluminium assets that, in 2011, Rio Tinto announced its intention to divest or close. In March 2012, the Lynemouth aluminium smelter in the UK was closed and is currently being decommissioned. In December, Lynemouth Power Station was sold to German energy company RWE. During 2012, Rio Tinto sold the Specialty Alumina business (four plants in France and Germany) to funds affiliated to H.I.G., and Alcan Cable – which has operations in North America and China – to General Cable.

In 2012, BS&O contributed 41 per cent of Rio Tinto’s total greenhouse gas (GHG) emissions, compared with 44 per cent in 2011. Pacific Aluminium accounted for 29 per cent of the Group’s total GHG emissions in 2012, and Other Aluminium accounted for 11 per cent. BS&O’s all injury frequency rate improved to 0.60 in 2012, from 0.69 in 2011.

Exploration

The Group has had a sustained commitment to exploration since 1946 and considers exploration to be one of its leading capabilities. Fundamental to the exploration strategy is a focus on Tier 1 resources: the largest, lowest-cost resources that are profitable at all parts of the commodity cycle. Established Group operations, such as Weipa, the Pilbara and Rössing, were Tier 1 greenfield discoveries by Rio Tinto where value is still being realised after more than 40 years of production.

The Exploration group conducts both greenfield and brownfield exploration programmes and also supports business development groups in evaluating merger and acquisition opportunities. Greenfield exploration aims to establish new operating business units, involving geographic or commodity diversification away from existing Group operations. Brownfield exploration is directed at sustaining or growing existing Group businesses.

This table shows Exploration’s Tier 1 discoveries since 2002:

Year	Discovery	Commodity	Location
2002	Resolution	Copper	US
2004	Simandou	Iron ore	Guinea
2005	La Granja	Copper	Peru
2005	Caliwingina	Iron ore	Australia
2008	Sulawesi	Nickel	Indonesia
2008	Mutamba	Titanium	Mozambique
2009	Jadar	Lithium/ borates	Serbia
2011	Amargosa	Bauxite	Brazil

At the end of 2012, the Exploration group was active in 20 countries and assessing opportunities in several others for a range of commodities including iron ore, copper, bauxite, coking coal, nickel, potash, uranium and mineral sands. Exploration activities in China were conducted through CRTX, a newly established joint venture between Chinalco and Rio Tinto. Responsibility for diamond exploration projects in Africa, Canada and India was handed over to the Diamonds & Minerals group late in 2012.

Strategy and strategic priorities

The goal of Exploration is to create value for Rio Tinto through the discovery or acquisition of Tier 1 resources that can increase future value. To pass modern community, sustainability and investment hurdles, the exploration process can take ten to 20 years from target generation to development decisions. Exploration programmes are therefore prioritised on a global basis so that only the most attractive opportunities are pursued. Priorities are determined in consultation with the product groups, with decisions driven not by location or choice of commodity but by the quality of each opportunity.

The Exploration group is organised geographically into regional multi-commodity teams, with head offices in London, Salt Lake City, Brisbane, Beijing and Singapore. This structure provides a global reach and a local presence that allows for effective community engagement and development of Rio Tinto’s social licence to operate.

Safety

The Exploration group’s all injury frequency rate improved from 1.52 at the end of 2011 to 1.41 at the end of 2012. Work to improve safety performance includes an ongoing safety diagnostic process to drive operational performance improvements through 2013.

Performance

An Order of Magnitude resource study programme over the Saskatchewan potash project in Canada (a joint venture with North Atlantic Potash Inc., a subsidiary of JSC Acron) neared completion. This phase of the resource study programme will be finalised during 2013, and accountability for the project will be handed over to the Diamonds & Minerals product group.

In the US an extensive drilling programme at Tamarack, Minnesota, has indicated potential for a major nickel-copper-precious metal resource. This will advance to an Order of Magnitude study in 2013.

Drilling at the Roughrider uranium project in Saskatchewan, Canada, has outlined extensions to the known mineralisation at the Far East Resource and ongoing exploration has identified new targets for follow-up.

In the brownfield environment, Exploration is close to completing Order of Magnitude studies over coking coal projects at Mt Robert, Elphinstone and Valeria in the Bowen Basin, Australia. Drilling at Goethite Bay and Carol Lake in the orbit of the Iron Ore Company of Canada identified potentially significant iron ore mineralisation with favourable metallurgical characteristics. In Namibia, a uranium mineralisation has been identified at Z20 on the Rössing mine lease and is being drilled out in greater detail.

Progress continued on the development of the VK1 airborne gravity gradiometer, with further test flying undertaken in 2012.

Gross cash expenditure on exploration and evaluation across all of Rio Tinto in 2012 was US$1,970 million, representing a US$533 million increase over 2011 gross expenditure of US$1,437 million (due to an increased share of evaluation costs at Oyu Tolgoi and ramp-up of a number of other evaluation projects). Gross expenditure was offset by US$494 million (pre-tax) proceeds from divestment of unrequired exploration assets. Of the 2012 total spend, US$234 million related to global Exploration group activity covering nine commodities across a range of greenfield and brownfield environments.

Outlook

In 2013, the Exploration group will be active in at least 20 countries exploring for a range of commodities in a variety of greenfield and brownfield environments. Maintaining a robust exploration pipeline by identifying and securing access to the best-quality opportunities will be a key enabler of long-term success and there will be particular focus on project generation in a number of key environments.

For 2013 the list of projects moving towards potential discovery includes:

Project	Commodity	Country	Stage
Bowen Basin	Coking coal	Australia	Order of Magnitude
Saskatchewan	Potash	Canada	Order of Magnitude
Amargosa orbit	Bauxite	Brazil	Project of Merit
Sanxai	Bauxite	Laos	Project of Merit
Tamarack	Nickel	US	Order of Magnitude

*	As at 1 March 2013, BS&O was restructured, and its constituent businesses and functions now report into the chief financial officer, and the Organisational Resources and Legal, External & Regulatory Affairs functions.

32    Rio Tinto 2012 Annual report

Technology & Innovation

Rio Tinto’s Technology & Innovation group (T&I) collectively seeks to maximise total shareholder value by partnering with the business to provide technical insights in operational improvements, technical assurance, project delivery, and innovation. T&I’s focus is on creating sustainable value by embedding fundamental changes in the way Rio Tinto operates.

T&I’s gross cost in 2012 was US$415 million, compared with US$343 million in 2011 and US$213 million in 2010.

The total number of employees in T&I increased from 925 at year end 2011 to 1,031 at year end 2012.

Strategy and strategic priorities

T&I’s strategy is to:

•	Maintain and promote a safe working environment.

•	Continue to embed operational improvements in business units.

•	Maximise the contribution of technology to the Group’s strategy of maximising shareholder value.

•	Deploy technology solutions that increase value.

•	Design and build valuable new investment projects.

•	Position the Group to unlock orebodies that require innovative mining solutions.

Safety

T&I is committed to the safe operation of its facilities and to employee safety. The all injury frequency rate for T&I in 2012 was 1.57 compared to 2.57 in 2011. The improvement in the rate was primarily attributed to improvements in existing safety efforts as well as the addition of the Rio Tinto Alcan Major Projects group to T&I Project Development and Implementation.

Performance

Innovation

Innovation is the research and development group within T&I. Its focus is on developing radically innovative technologies that can address the significant challenges facing the mining industry and drive increased production, efficiency and safety.

While Rio Tinto as a whole looks at continuous improvement, Innovation is focused on step-change technologies, including the Mine of the FutureTM programme. The Mine of the FutureTM programme is not a single mine site; it is an approach used across Rio Tinto to find advanced ways to find, extract, and process minerals from deep within the Earth while reducing environmental impacts and further improving safety.

The wealth of technical and project expertise within Innovation is leveraged through a network of key partnerships with organisations and institutions around the world – providing a vast and interconnected group of world-class experts to generate solutions.

The output of this work is protected by an intense focus on competitive advantage and developing tailored intellectual property protection strategies for each programme of work.

Mineral Technology Services

Mineral Technology Services (MTS) comprises a team of technology professionals based in seven offices in North America, Australia, South Africa and the UK, who partner with Rio Tinto’s business units in the delivery of large, measureable increases in earnings and value. MTS provides technical service in the areas of geology, mining, mineral processing, geotechnics, hydrometallurgy, process control and environmental management.

A key area of focus for MTS continues to be the Improving Performance Together programme launched in 2005. In 2012 the focus was aligning the work in processing, asset management and mining to provide support across the entire value chain with a focus on targeting the highest priorities for throughput, recovery and operating performance.

Mining and Asset Management Centre

The Asset Management Centre provides strategic direction on the effective selection and utilisation of the Group’s equipment for mining and processing. Working with businesses, the centre supports asset improvement initiatives through the use of global metrics and benchmarking, standards and guidelines. The work also includes developing capability through competency frameworks and formal training to support sustainable improvement and standard business processes with fit-for-purpose technical operating systems.

The focus of the Surface Mining team is to establish leading practice and develop, share and implement Group-wide solutions in core mining production processes. Other Surface Mining initiatives include payload management, load and haul efficiency improvements, increased orebody recovery, improved stockpile management, drill and blast, and off-road tyre demand reduction.

Mining Technology also includes a Strategic Production Planning (SPP) team that works with business units to develop comprehensive plans and valuations of strategic development options. Results from SPP provide a logical resource development framework for more detailed studies and investment decision-making.

Project Development & Implementation

Project Development & Implementation (PDI) is responsible for the implementation and delivery of major capital projects. PDI is made up of a centralised Project Management Office (PMO) and Project Delivery Hubs which are aligned by geographic location or commodity. The PMO is responsible for developing, promoting and supporting the implementation of the processes, standards and tools to achieve repeatable project success. The hubs are responsible for the delivery of major capital projects in partnership with product groups and business units.

PDI is delivering a significant proportion of Rio Tinto’s major projects within a newly developed Capital Projects Framework which is shaped around four key elements – project portfolio planning and reporting, project governance, practices, and people.

Technical Evaluation Group

The Technical Evaluation Group (TEG) is a team of internal professionals responsible for rigorously reviewing all major project proposals to ensure Rio Tinto’s Investment Committee is provided with independent technical assessments to support its decision-making.

Underground Technology Centre

The objective of the Underground Technology Centre is to create and develop a world-class team in technical aspects of underground mining that will provide Rio Tinto with a competitive advantage. The centre partners with the product groups on the technical aspects of design, construction and operation, including the delivery of fit-for-purpose technology.

Outlook

T&I will continue to maintain a culture that makes safety and safety improvements the highest priority. To support the business where technical expertise and external networks will have the largest benefit to Rio Tinto and its shareholders, T&I’s focus in 2013 will be on four main areas: partnering with product groups and functions on operational improvement, the safe and efficient development and implementation of projects, the pursuit of the Mine of the FutureTM programme and the development of innovative alliances and relationships, and technical assurance – all of which will create competitive advantage for the Group. T&I is reviewing the Group’s approach to due diligence and technical assurance processes.

riotinto.com    33

Financial review

2012 financial performance compared with 2011

In order to provide additional insight into the performance of our business, Rio Tinto presents underlying earnings.

2012 underlying earnings of US$9,303 million and net loss of US$2,990 million were US$6,246 million below and US$8,816 million below the comparable measures for 2011. The principal factors explaining the movements are set out in the table below.

Changes from 2011 to 2012	US$m	Underlying earnings US$m	Net earnings US$m
2011		15,549	5,826
Prices	(5,315)
Exchange rates	154
Volume increases	634
Volume declines	(943)
General inflation and energy	(270)
Other cash costs	(304)
Exploration and evaluation costs (including disposals of undeveloped projects)	80
Non cash/interest/tax/other	(282)
Total changes in underlying earnings(a)		(6,246)	(6,246)
Increase in impairment charges			(5,070)
Movement in gains and losses on consolidation and disposal of interests in businesses			660
Movement in exchange differences and gains on derivatives			610
Recognition of deferred tax asset following introduction of MRRT			1,130
Other movements			100
2012		9,303	(2,990)

(a)	See note 2 on page 160 of the 2012 financial statements for a reconciliation of underlying earnings to net earnings.

Prices

The effect of price movements on all major commodities in 2012 was to decrease underlying earnings by US$5,315 million compared with 2011. Average prices declined from record highs experienced in 2011 for nearly all of Rio Tinto’s major commodities, with the exception of gold which was up six per cent on 2011, and minerals (mainly borates and titanium dioxide feedstocks).

The average Platts price for 62 per cent Pilbara fines declined by 24 per cent compared with 2011. Copper prices were down ten per cent, aluminium prices averaged 16 per cent lower and molybdenum was 17 per cent lower.

Commodity prices and other drivers of sales revenue of individual product groups are discussed further in the section on pages 37 to 38.

Exchange rates

Compared with 2011, on average, the US dollar depreciated by one per cent against the Australian dollar but strengthened by one per cent against the Canadian dollar, by seven per cent against the euro and by 14 per cent against the South African Rand. The effect of all currency movements was to increase underlying earnings relative to 2011 by US$154 million.

Volumes

Volume increases enhanced earnings by US$634 million compared with 2011. These were achieved primarily in iron ore, where sales volumes rose three per cent due to increased capacity at the Pilbara ports, and at Escondida in line with higher ore grades. Volume declines lowered earnings by US$943 million compared with 2011, reflecting lower mill throughput and gold grades at Kennecott Utah Copper and no metal share from Grasberg.

Energy, other cash costs and exploration

Industry-wide cost pressures continued during 2012, in particular at some of the mining hotspots where Rio Tinto has significant operations, such as New South Wales, Queensland and the Pilbara region of Western Australia. Rio Tinto has a clear focus on cost control and is targeting more than US$5 billion of cumulative cash cost savings over the next two years.

Higher energy costs across the Group lowered underlying earnings by US$23 million compared with 2011. In 2012, many operations were impacted by higher fuel, diesel and power rates.

Higher other cash costs during 2012 decreased underlying earnings by US$304 million compared with 2011 due to a combination of fixed production cost inefficiencies associated with lower volumes due to grade, higher maintenance costs and, costs associated with operational readiness for the Pilbara expansion of iron ore production.

In 2012, evaluation work progressed at many of the Group’s projects including the Resolution and La Granja copper projects and the Simandou iron ore project. Development costs relating to Simandou have been capitalised from 1 April 2012. During 2012, Rio Tinto divested various exploration properties, including interests in Extract Resources and Kalahari Minerals, resulting in net gains after tax on disposal of US$342 million for the Group. The impact from movements in exploration and evaluation expenditure net of gains realised from divestments was to increase underlying earnings by US$80 million compared with 2011.

Finance costs, tax, other

The effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 30 per cent, unchanged from 2011. As in 2011, the effective corporate tax on net earnings, excluding equity accounted units, is significantly impacted by the impairment of goodwill, which is non-deductible for tax purposes.

Group net finance charges were US$124 million lower than in 2011, mainly reflecting an increase in capitalised interest.

34    Rio Tinto 2012 Annual report

2011 financial performance compared with 2010

2011 underlying earnings of US$15,549 million and net earnings of US$5,826 million were US$1,562 million above and US$8,412 million below the comparable measures for 2010. The principal factors explaining the movements are set out in the table below.

Changes from 2010 to 2011	US$m	Underlying earnings US$m	Net earnings US$m
2010		13,987	14,238
Prices	6,675
Exchange rates	(998)
Volumes	(502)
General inflation	(376)
Energy	(249)
Other cash costs	(2,096)
Exploration and evaluation costs (including disposals of undeveloped projects)	(796)
Non cash/interest/tax/other	(96)
Total changes in underlying earnings(a)		1,562	1,562
Increase in impairment charges			(8,551)
Absence of gain on consolidation of Oyu Tolgoi LLC			(445)
Lower profits on disposal of interests in businesses			(7)
Lower loss after tax from discontinued operations			87
Deferred tax asset write-off			(342)
Movements in exchange differences and gain on derivatives			(486)
Other movements			(230)
2011		15,549	5,826

(a)	See note 2 on page 160 of the 2012 financial statements for a reconciliation of underlying earnings to net earnings.

Prices

The effect of price movements on all major commodities in 2011 was to increase underlying earnings by US$6,675 million compared with 2010. Prices improved for nearly all of Rio Tinto’s major commodities: copper prices were up 18 per cent and gold prices were up 29 per cent. Although aluminium prices averaged ten per cent higher than 2010 they fell back sharply in the last quarter of the year. Spot iron ore prices traded 15 per cent above 2010 levels but ended the year 25 per cent below where they started, given price weakness in the fourth quarter driven by Chinese destocking.

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

Energy, other cash costs and exploration

Higher energy costs across the Group reduced underlying earnings by US$249 million compared with 2010. 2011 was impacted by the higher fuel, diesel and power rates affecting most operations. In 2010, Aluminium operations in the Saguenay were impacted by low snow and rainfall leading to reduced power generation and the need to purchase additional power from the provincial utility.

Higher other cash costs during 2011 decreased underlying earnings by US$2,096 million compared with 2010 due to a combination of higher input prices, fixed production cost inefficiencies associated with lower volumes due to weather events and grade, higher maintenance costs and costs associated with operational readiness.

Rising raw material and input prices decreased underlying earnings by US$514 million compared with 2010, particularly relating to coke, pitch and caustic prices in the aluminium businesses. In addition, underlying earnings were impacted by unit cost increases due to lower volumes caused by severe weather conditions (US$261 million) and lower grades (US$445 million), notably in the copper business. Additional costs of US$546 million were associated with a full year of operations at new mines and operational readiness preparations particularly in the Pilbara and Coal Australia. Other production and one-off costs lowered earnings by a further US$330 million.

In 2011, evaluation work progressed at many of the Group’s projects, including the Resolution and La Granja copper projects and the Simandou iron ore project. Two undeveloped coal properties were divested in 2010 resulting in a US$229 million gain on disposal. The impact from higher exploration and evaluation expenditure combined with lower gains realised from divestments was to lower underlying earnings by US$796 million compared with 2010.

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

Exclusions from underlying earnings 2010-2012

Earnings contributions from Group businesses and business segments are based on underlying earnings. Amounts excluded from net earnings in arriving at underlying earnings are summarised in the discussion of year-on-year results below.

	2012 US$m	2011 US$m	2010 US$m
Impairment charges net of reversal	(14,360)	(9,290)	(739)
Gains and losses on consolidation and disposal of interests in businesses	827	167	619
Loss after tax from discontinued operations	(7)	(10)	(97)
Exchange differences and gains/
(losses) on derivatives	553	(57)	429
Deferred tax asset write-off	(134)	(342)	–
MRRT	1,130	–	–
Other exclusions	(302)	(191)	39
Total excluded in arriving at underlying earnings	(12,293)	(9,723)	251

riotinto.com    35

Financial review continued

2012

A pre-tax impairment charge of US$17,194 million, US$14,360 million post-tax, was recognised in 2012, of which US$12,643 million pre-tax, US$11,000 million post-tax, related to the Group’s aluminium businesses (including Pacific Aluminium). The valuation of Rio Tinto’s aluminium businesses for impairment testing is based on the Group’s assessment of fair value less costs to sell (FVLCS). During 2012, aluminium prices deteriorated further with strong Australian and Canadian currencies, high energy and raw material costs, and high volumes of London Metal Exchange (LME) inventory continuing to exert pressure on current market values in the industry. As in 2011, given the prevailing conditions in the aluminium market, FVLCS does not include the full value of the Group’s planned improvements in cash margins from its value enhancement programmes.

A post-tax impairment charge of US$2,860 million was also recognised relating to Rio Tinto Coal Mozambique (RTCM). The development of infrastructure in Mozambique to support the undeveloped coal asset is more challenging than initially anticipated which, combined with a downward revision to estimates of recoverable coking coal volumes, has led to a reassessment of the overall scale and ramp-up schedule of RTCM and consequently to the assessment of its FVLCS.

In addition, there were net post-tax impairments of US$460 million relating to the Group’s Argyle diamond mine and US$40 million in other net impairments. An impairment review of Argyle was triggered by the announcement during the year of the Diamonds strategic review as well as changes to the forecast ramp-up date for the underground mine.

Movements in gains and losses on consolidation and disposal of interests in businesses relate primarily to a gain of US$965 million arising on consolidation of Richards Bay Minerals (RBM) and a US$167 million loss on consolidation of Turquoise Hill Resources Ltd.

A deferred tax asset of US$1,043 million was recognised in the first half of 2012 following introduction of the Minerals Resource Rent Tax (MRRT) on 1 July 2012. At 31 December 2012, this amount was US$1,130 million. The legislation, which applies to companies with iron ore and coal operations in Australia, allows a deduction against future MRRT liability based on the market value of past investments in these mining assets as at 1 May 2010. Accordingly, a deferred tax asset has been recognised to reflect the deductibility for MRRT purposes of the market value of these mining assets to the extent recovery is probable.

2011

A post-tax impairment charge of US$9,290 million was recognised in 2011, of which US$8,855 million related to the Group’s aluminium businesses. Valuation of Rio Tinto’s aluminium businesses for impairment testing was based on an assessment of FVLCS derived from discounted future cash flows. The impairment was largely a result of the economic environment and related market volatility in aluminium prices in the second half of 2011 leading to declines in market values for aluminium assets.

In addition, there were net post-tax impairments of US$344 million relating to the Group’s diamond business and US$91 million in other net impairments.

Profits on the disposal of businesses in 2011 related principally to the sale of the Group’s talc business and Colowyo mine.

The deferred tax asset write-off in 2011 of US$342 million followed a change in French legislation which restricted the utilisation of tax losses.

2010

Rio Tinto consolidated Oyu Tolgoi LLC on 15 December 2010 following the signing of a new agreement with Ivanhoe Mines. The US$445 million gain arising on consolidation represented the excess of the fair value ascribed to the Group’s indirect share of the assets and liabilities of Oyu Tolgoi LLC over the historic cost of acquiring that share through its investment in Ivanhoe Mines.

The 2010 post-tax impairment charge of US$739 million related mainly to the Alcan Engineered Products businesses. The Group completed the divestment of 61 per cent of Alcan Engineered Products to Apollo Global Management, LLC and the Fonds Stratégique d’Investissement on 4 January 2011.

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

Net earnings and underlying earnings

Both net earnings and underlying earnings deal with amounts attributable to the owners of Rio Tinto. However, IFRS requires that the profit for the period reported in the income statement should also include earnings attributable to non-controlling interests in subsidiaries. The profit for the period is reconciled to net earnings and to underlying earnings as follows:

	2012 US$m	2011 US$m	2010 US$m
(Loss)/profit from continuing operations	(2,997)	6,775	15,195
Loss after tax from discontinued operations	(7)	(10)	(97)
(Loss)/profit for the year	(3,004)	6,765	15,098
Attributable to non-controlling interests	14	(939)	(860)
Attributable to owners of
Rio Tinto (net (loss)/earnings)	(2,990)	5,826	14,238
Exclusions from underlying earnings	12,293	9,723	(251)
Underlying earnings attributable to owners of Rio Tinto	9,303	15,549	13,987

36    Rio Tinto 2012 Annual report

Group financial results by product group 2012-2010

	2012 US$m	Restated 2011 US$m (a)	Restated 2010 US$m (a)
Iron Ore	9,242	13,267	10,313
Aluminium	3	442	611
Copper	1,092	1,932	2,530
Energy	283	1,074	1,187
Diamonds & Minerals	119	(162)	204
Other operations	(528)	(120)	237
Inter-segment transactions	(8)	40	(15)
Other items	(698)	(593)	(554)
Exploration and evaluation	(97)	(102)	(52)
Net interest	(105)	(229)	(474)
Group underlying earnings	9,303	15,549	13,987
Exclusions from underlying earnings	(12,293)	(9,723)	251
Net (loss)/earnings	(2,990)	5,826	14,238

(a)	Following changes to Rio Tinto’s management announced in July 2012, the Simandou iron ore project and Dampier Salt operations, previously reported within Iron Ore, are now reported within Diamonds & Minerals to reflect management responsibility. Amounts in prior periods have been reclassified accordingly.

Sales revenue

Prices

Commodity	Source	Unit	2012 US$	2011 US$	2010 US$
Average prices
Iron ore 62%	Platts/Baltic
Fines FOB	Exchange
	Freight Rate	dmtu(a)	1.96	2.57	2.18
Aluminium	LME(b)	Tonne	2,018	2,395	2,173
Copper	LME	Pound	3.61	4.00	3.40
Gold	LBMA	Ounce	1,669	1,571	1,222
Molybdenum	Metals Week:
	quote for dealer oxide
	price	Pound	14	16	16
Closing prices (quoted commodities only)
Aluminium		Tonne	2,041	1,970	2,459
Copper		Pound	3.65	3.43	4.44
Gold		Ounce	1,675	1,575	1,410
Molybdenum		Pound	13	16	16

(a)	Dry metric tonne unit.
(b)	LME cash price.

The above table shows published prices for Rio Tinto’s commodities for the last three years where these are publicly available, and where there is a reasonable degree of correlation between the published prices and Rio Tinto’s realised prices. The prices set out in the table are the averages for each of the calendar years 2010, 2011 and 2012.

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

Iron Ore

2012 sales revenue compared with 2011

Gross sales revenue for the Iron Ore group decreased by 18 per cent in 2012 compared with 2011 reflecting lower iron ore prices partly offset by higher volumes. Sales increased quarter-on-quarter throughout 2012, resulting in record annual sales volumes despite significant volatility in the marketplace.

In 2012, the Group continued to transition its sales portfolio to pricing periods that more closely reflect the market at the time of shipment. Approximately 30 per cent of sales were priced with reference to a quarterly average index set at the prior quarter’s average lagged by one month. The remainder was sold via pricing mechanisms priced closer to the index price at the time of shipment such as current quarter average, current month average or spot index prices. Index prices are adjusted for product characteristics and iron and moisture content.

2011 sales revenue compared with 2010

Gross sales revenue for the Iron Ore group increased by 25 per cent in 2011 compared with 2010, reflecting higher prices and increased volumes. In 2011, Rio Tinto’s Pilbara ports operated at above annualised capacity rates and shipped record volumes of 225 million tonnes for the full year.

For the first three quarters of 2011, Rio Tinto priced its iron ore contracts on a quarterly basis with a four-month lag. From 1 October 2011, the Group transitioned to a more diversified sales contract portfolio. In the fourth quarter, approximately 40 per cent of sales were priced with a four-month lag. The remainder was sold on a shorter-term price basis. Index prices are adjusted for product characteristics and iron and moisture content.

Aluminium

2012 sales revenue compared with 2011

The Aluminium group’s sales revenues are from aluminium and related products such as alumina and bauxite. Gross sales revenue for Rio Tinto Alcan decreased by 17 per cent compared with 2011, due to the combined effects of lower market prices and reduced production at Alma, offset by the Yarwun refinery expansion.

The 2012 cash LME aluminium price averaged US$2,018 per tonne, a decrease of 16 per cent on 2011. The impact of lower prices on Group sales revenue is partially offset by higher market premia as a significant portion of aluminium inventories remain locked in financing deals and are therefore unavailable for physical delivery. As a result, regional premia for physical delivery of aluminium were at record levels and on average higher than in 2011.

2011 sales revenue compared with 2010

Gross sales revenue in 2011 for the group increased by seven per cent compared with 2010, driven by higher exchange-traded aluminium prices offset by the effects of adverse weather conditions in the early part of 2011, mainly in Queensland, Australia.

The 2011 average aluminium price was US$2,395 per tonne, an increase of ten per cent on 2010. In the second half, macroeconomic concerns took hold, particularly the unfolding debt crisis in Europe, thereby reducing prices to below US$2,000 per tonne towards the end of 2011.

Copper

2012 sales revenue compared with 2011

Gross sales revenue for the Copper group decreased by 13 per cent in 2012 compared with 2011. This reflected the impact of lower prices and decreased volumes following lower mill throughput and an anticipated period of lower gold grades at Kennecott Utah Copper, and no metal share from Grasberg.

This was partly offset by increasing volumes from Escondida due to higher grades and improvements to the crushing and conveying circuit, and from Northparkes in line with a recovery in ore grades.

riotinto.com    37

Financial review continued

The Copper group also produces gold, silver and molybdenum as significant by-products. The average copper price in 2012 declined ten per cent compared with 2011 to 361 US cents per pound, gold increased six per cent to US$1,669 per ounce and molybdenum declined 17 per cent to US$13.60 per pound.

At 31 December 2012, the Group had an estimated 249 million pounds of copper sales that were provisionally priced at 360 US cents per pound. The final price of these sales will be determined during the first half of 2013.

2011 sales revenue compared with 2010

Gross sales revenue for the Copper group decreased by two per cent in 2011 compared with 2010. This was a reflection of reduced volumes due to lower grades at Kennecott Utah Copper, Escondida and Grasberg. A work stoppage which halted operations for 15 days at Escondida and industrial action at Grasberg also impacted 2011 production levels.

The average copper price increased 18 per cent to 400 US cents per pound, gold increased 29 per cent to US$1,571 per ounce and molybdenum was flat year-on-year.

At the end of 2011, the Group had an estimated 181 million pounds of copper sales that were provisionally priced at 344 US cents per pound.

Energy

2012 sales revenue compared with 2011

Gross sales revenue in 2012 for the Energy group decreased by 17 per cent compared with 2011 as a result of lower prices.

2012 was a difficult year in coal and uranium markets as supply and demand fundamentals struggled to balance in the face of global economic uncertainty, with prices declining across most of the year. The coking coal spot price reached a low of US$140 per tonne in the third quarter of 2012 after peaking at US$366 per tonne in early 2011. Similarly, the thermal coal spot price reached a low of US$80 per tonne in the third quarter of 2012 after peaking at US$130 per tonne in early 2011. The uranium spot price reached a low of US$42 per pound in October 2012, down US$10 from the same time in 2011.

A significant proportion of Rio Tinto’s coal production is sold under long-term contracts. In Australia, the prices applying to sales under the long-term contracts are generally renegotiated annually for thermal coal; but prices are fixed at different times of the year and on a variety of bases. Coking coal prices for 2012 have been negotiated on a quarterly basis. For these reasons, average realised prices will not necessarily reflect the movements in any of the publicly-quoted prices. Moreover, there are significant product specification differences between mines. Sales volumes will vary during the year and the timing of shipments will also result in differences between average realised prices and published prices.

2011 sales revenue compared with 2010

Gross sales revenue in 2011 for the Energy group increased by 30 per cent compared with 2010 as a result of an improved global pricing environment, partially offset by lower volumes following adverse weather conditions in the first half of 2011.

After achieving near-record prices for thermal coal in January 2011, following Indonesian and Australian supply side disruptions, global markets for thermal and coking coal experienced broad price declines throughout the remainder of 2011. This decline reflected weaker global economic activity and strong supply growth. However, prices remained well supported.

Uranium declined 38 per cent year-on-year with substantially lower production at both Energy Resources of Australia and Rössing Uranium in Namibia.

Diamonds & Minerals

2012 sales revenue compared with 2011

Gross sales revenue increased by 11 per cent in 2012 compared with 2011. This reflects higher prices for titanium dioxide feedstocks and the increase in ownership of RBM, partially offset by the divestment of the talc business on 1 August 2011.

Revenues for Rio Tinto Iron & Titanium (RTIT) increased 41 per cent year-on-year due to higher prices for titanium dioxide feedstocks and the RBM transaction in September 2012. The market for both titanium dioxide and zircon started the year strongly, although demand subsequently softened in the second half. RTIT continued to replace its multi-year sales contracts with alternative pricing mechanisms in 2012, increasing the exposure to market prices.

Despite weakening demand during the year, Rio Tinto Minerals achieved a one per cent improvement in refined borates revenues. In 2011, talc revenues of US$250 million were included in Rio Tinto Minerals.

Diamonds revenue was two per cent higher than 2011, as the effect of higher volumes was largely offset by lower prices.

Diamond prices realised by Rio Tinto depend on the size and quality of diamonds in the product mix.

2011 sales revenue compared with 2010

Gross sales revenue increased by five per cent in 2011 compared with 2010. The group benefited from higher prices due to improved market conditions across all products. This was offset by lower volumes primarily in the diamond business, following the transition to underground mining at Argyle and severe weather conditions.

Revenues for RTIT increased by 19 per cent compared with 2010 due to increasing titanium dioxide feedstock, zircon and metallic co-product prices and demand growth associated with urbanisation trends.

Rio Tinto Minerals achieved a five per cent improvement in refined borate revenues in 2011 through strong prices, product mix and steady Asian demand growth.

Rough diamond prices improved strongly in the first eight months of 2011 due to restocking in the US and continued growth in Chinese and Indian consumer markets. Despite some softening towards the end of the year, global rough diamond prices improved 24 per cent year-on-year, as a result of which Rio Tinto Diamonds revenue increased by seven per cent year-on-year, notwithstanding the impact of lower production volumes.

Cash flow

2012 compared with 2011

A full consolidated cash flow statement is contained in the 2012 financial statements.

Cash flows from operations, including dividends from equity accounted units, were US$16.5 billion, 40 per cent lower than 2011, primarily as a consequence of lower prices.

Purchase of property, plant and equipment and intangible assets rose to US$17.4 billion, an increase of US$5.1 billion from 2011. This included the continued expansion of the Pilbara iron ore mines and infrastructure to 290Mt/a in Western Australia, the construction of the Oyu Tolgoi copper-gold mine and concentrator in Mongolia, the modernisation of the Kitimat aluminium smelter in British Columbia, the extension and expansion of the Kestrel coking coal mine in Queensland and the continued underground development of the Argyle diamond mine in Western Australia.

Capital expenditure in 2012 included the impact of financial accounting reclassification for a number of items at Oyu Tolgoi from operating to capital expenditure. This had no impact on the overall project cost, which remains on target at US$6.2 billion. In addition, some spend in the Pilbara was brought forward, enabling the acceleration of first production from the expansion to the third quarter of 2013, without any increase to the overall project spend.

During 2012, the Group doubled its holding in RBM to 74 per cent through the acquisition of BHP Billiton’s entire interests for US$1.7 billion.

38    Rio Tinto 2012 Annual report

The Group received US$1.35 billion following completion of the agreement with Chalco to develop and operate the Simandou iron ore project in Guinea and US$0.9 billion from the Turquoise Hill Resources rights offering. These amounts have been recognised as proceeds from issue of equity to non-controlling interests in the cash flow statement.

Cash returns to shareholders totalled US$4.5 billion in 2012, comprising US$1.5 billion in share buy-backs with the completion of the Group’s US$7 billion share buy-back programme in March 2012, and dividends of US$3.0 billion.

Dividend payments were US$0.8 billion higher than in 2011, reflecting a 34 per cent increase in the 2011 total dividend.

2011 compared with 2010

Cash flows from operations, including dividends from equity accounted units, were US$27.4 billion, 16 per cent higher than 2010, primarily as a consequence of higher prices. Tax paid in 2011 increased by 51 per cent to US$6.2 billion in line with higher taxable profits.

Purchase of property, plant and equipment and intangible assets accelerated in 2011 to US$12.3 billion, an increase of US$7.7 billion from 2010. This included the continued expansion of the Pilbara iron ore mines, development of the Oyu Tolgoi copper-gold project in Mongolia, expansion of the Yarwun alumina refinery in Queensland, extension and expansion of the Kestrel coking coal mine in Queensland, and the underground development of the Argyle diamond mine in Western Australia. A US$700 million payment to the Government of Guinea following signing of the agreement for the Simandou iron ore project was recognised as capital expenditure.

In addition, the Group invested a total of US$6.4 billion (net of cash acquired) in acquiring and increasing interests in businesses. The Group completed the acquisition of a 100 per cent interest in Riversdale Mining Limited for a total of US$3.7 billion and, in 2011, paid US$0.5 billion to acquire an 88 per cent interest in Hathor Exploration Limited. Rio Tinto increased its interest in Ivanhoe Mines from 40.3 per cent to 49 per cent and participated in Ivanhoe’s rights offering for a total consideration of US$1.9 billion.

During 2011, the Group bought back 91 million Rio Tinto plc shares at a total cost of US$5.5 billion.

Dividends paid in 2011 of US$2.2 billion were 27 per cent higher than 2010 reflecting the increase in the 2010 final dividend and the subsequent 2011 interim dividend.

Statement of financial position

Net debt increased from US$8.5 billion at 31 December 2011 to US$19.3 billion at 31 December 2012 as operating cash inflows were offset by outflows relating to capital expenditure, acquisitions, the increase in the dividend and the share buy-back programme. Net debt to total capital was 25 per cent at 31 December 2012 (2011: 12 per cent) and interest cover was 13 times (2011: 27 times).

Adjusted total borrowings at 31 December 2012 were US$26.3 billion. The weighted average maturity of total borrowings was around nine years with the maximum nominal amount maturing in any one calendar year currently US$2.7 billion. At 31 December 2012, approximately two thirds of Rio Tinto’s adjusted total borrowings were at fixed interest rates. In 2012, Rio Tinto issued US$7.9 billion of fixed rate bonds in US dollars, euros and sterling, with maturities ranging from three to 30 years, a weighted average USD fixed rate equivalent coupon of approximately 3.6 per cent and a weighted average maturity of around 12 years. Cash and cash equivalents at 31 December 2012 were US$7.1 billion.

Group net debt is stated net of the impact of certain funding arrangements relating to equity accounted units (EAU) and partially-owned subsidiaries (EAU funded balances). This avoids showing borrowings twice in the net debt disclosure, where funding has been provided to an EAU by the Group and subsequently loaned by the EAU to a consolidated Group subsidiary.

Total provisions have decreased by US$2.6 billion; this is largely the result of a Group-wide review of estimated liabilities for close down, restoration and environmental remediation. The review included a re-evaluation of the methodology for estimating risk free discount rates in light of the impact of fiscal intervention and, where appropriate, probability weighting for the different remediation or closure outcomes which could realistically arise. Net pension provisions have increased by approximately US$244 million compared to 2011.

Financial instruments and risk management

The Group’s policies with regard to financial instruments and risk management are clearly defined and consistently applied. They are a fundamental part of the Group’s long-term strategy covering areas such as foreign exchange risk, interest rate risk, commodity price risk, credit risk, liquidity risk and capital management. Further details of our financial instruments and risk management are disclosed in note 31 “Financial instruments and risk management” to the 2012 financial statements.

The Group’s 2012 Annual report and financial statements show the full extent of its financial commitments, including debt. The risk factor to which the Group is subject are summarised on pages 10 to 12. The effectiveness of internal control procedures continues to be a high priority in the Rio Tinto Group. The board’s statement on internal control is set out in the Risk management section.

Dividend

The 2012 interim dividend was 72.50 US cents (2011: 54.00 US cents) and the final dividend is determined as 94.50 US cents (2011: 91.00 US cents). Dividends paid on Rio Tinto plc and Rio Tinto Limited shares are equalised on a net cash basis; that is without taking into account any associated tax credits. Dividends are determined in US dollars. Rio Tinto plc dividends are paid and declared in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates on 12 February 2013. Details relating to the dividend policy, determination and payment of dividends in sterling, Australian dollars and other currencies and on the payment of dividends to holders of American Depositary Receipts (ADRs) are included in the Shareholder information section.

Capital and liquidity risk management

The Group’s total capital is defined as equity attributable to owners of Rio Tinto plus equity attributable to non-controlling interests and net debt, as shown below:

Total capital

	2012 US$m	2011 US$m
Equity attributable to owners of Rio Tinto	46,865	52,539
Equity attributable to non-controlling interests	11,156	6,669
Net debt (note 25)	19,261	8,451
Total capital	77,282	67,659

The board’s overriding objective when managing capital is to safeguard the business as a going concern whilst maximising returns for the Group’s shareholders. In practice, this involves regular reviews by the board and senior management. These reviews take into account the Group’s strategic priorities, economic and business conditions and opportunities that are identified to invest across all points of the commodities cycle, and the focus on its progressive dividend policy. The resulting capital structure provides the Group with a high degree of financial flexibility at a low cost of capital.

The Group’s major capital and evaluation projects are listed in the Capital projects section on page 44.

Net debt at 31 December 2012 was made up principally from adjusted total borrowings of US$26.3 billion, offset by US$7.1 billion in cash and cash equivalents. As part of the Group’s capital management programme, a share buy-back of US$7 billion was completed by 31 March 2012.

riotinto.com    39

Financial review continued

We expect that contractual commitments for expenditure, together with other expenditure and liquidity requirements will be met from internal cash flow and, to the extent necessary, from the existing facilities described in note 31 “Financial instruments and risk management”, part (v) to the 2012 financial statements. This note also provides further details of our liquidity and capital risk management.

Treasury management and financial instruments

Details of our Treasury management and financial instruments are contained within the introductory paragraphs of note 31 “Financial instruments and risk management”, to the 2012 financial statements.

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

Earnings sensitivities – exchange rates

	Average exchange rate for 2012 US cents	Effect on net and underlying earnings of 10% change in full year average +/- US$m
Australian dollar	104	892
Canadian dollar	100	272
Euro	129	17
Chilean peso	US$1= 486 pesos	27
New Zealand dollar	81	27
South African rand	12	78
UK sterling	158	–

The exchange rate sensitivities quoted above include the effect on net operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency financial assets and liabilities. They should therefore be used with caution.

Further details of our exposure to foreign currency fluctuations and currency derivatives, and our approach to currency hedging, are contained within note 31 “Financial risk management”, part A(b)(i), to the 2012 financial statements.

Interest rates

Details of our exposure to interest rate fluctuations are contained within note 31 “Financial risk management”, to the 2012 financial statements.

Commodity prices

The approximate effect on the Group’s underlying and net earnings of a ten per cent change from the full year average market price in 2012 for the following products would be:

Earnings sensitivities – commodity prices

	Unit	Average market price for 2012 US$	Effect on underlying and net earnings of 10% change in full year average +/- US$m
Iron ore	dmtu	–	1,573
Aluminium(a)(b)	Tonne	2,018	384
Copper(a)	Pound	3.61	270
Gold	Ounce	1,669	42
Molybdenum	Pound	14	36
Coal	Tonne	–	59

(a)	Excludes the impact of commodity derivatives.

(b)	Excludes any impact on the non-core aluminium assets included in Other operations.

The sensitivities give the estimated impact on net earnings of changes in prices assuming that all other variables remain constant. These should be used with caution. As noted previously, the relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.

Further details of our exposure to commodity price fluctuations are contained within note 31 “Financial instruments and risk management”, to the 2012 financial statements.

Credit risks

Details of our exposure to credit risks relating to receivables, financial instruments and cash deposits, are contained within note 31 “Financial instruments and risk management”, to the 2012 financial statements.

Disposals and acquisitions

Information regarding disposals and acquisitions is provided in note 38 “Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses”, to the 2012 financial statements.

Critical accounting policies and estimates

Many of the amounts included in the financial statements involve the use of judgments and/or estimates. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the financial statements.

Information about such judgments and estimates is contained in note 1 “Principal accounting policies” to the 2012 financial statements, and/or the other notes to the 2012 financial statements. The key areas are listed below.

•	Dual listed company reporting

•	Asset carrying values and the recoverability of goodwill

•	Asset lives

•	Ore reserve estimates

•	Close-down, restoration and clean-up obligations

•	Overburden removal costs

•	Deferred tax on fair value adjustments

•	Capitalisation of exploration and evaluation costs

•	Functional currency

•	Post-retirement benefits

•	Recoverability of potential deferred tax assets

•	Contingencies

•	Basis of consolidation

40    Rio Tinto 2012 Annual report

Off balance sheet arrangements and contractual commitments

The table above presents information in relation to our material off balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and other expenditure, and commitments under operating leases at 31 December 2012. Information regarding the Group’s pension commitments and funding arrangements is provided in note 46 ‘Post retirement benefits’ to the 2012 financial statements. Information regarding the Group’s close-down and restoration obligations is provided in note 27 ‘Provisions including post retirement benefits’ to the 2012 financial statements.

We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from the existing facilities.

At 31 December 2012	< 1 yr US$m	1-3 yrs US$m	3-5 yrs US$m	> 5 yrs US$m	Total US$m
Expenditure commitments in relation to:
Operating leases	415	690	555	852	2,512
Other (capital commitments)	11,487	1,399	127	38	13,051
	11,902	2,089	682	890	15,563
Long-term debt and other financial obligations:
Debt	2,199	4,425	3,396	16,328	26,348
Interest payments	1,072	1,848	1,668	6,891	11,479
Unconditional purchase obligations	2,700	4,749	4,279	12,822	24,550
Other	40	103	(8)	(62)	73
	6,011	11,125	9,335	35,979	62,450
Total	17,913	13,214	10,017	36,869	78,013

riotinto.com    41

Five year review

Selected financial data

The selected consolidated financial information below has been derived from the historical audited consolidated financial statements of the Rio Tinto Group. The selected consolidated financial data should be read in conjunction with, and qualified in their entirety by reference to, the 2012 financial statements and notes thereto. The financial statements as included on pages 139 to 223 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and conform to IFRS as adopted by the EU (EU IFRS).

Rio Tinto Group

Income Statement Data For the years ending 31 December Amounts in accordance with IFRS	2012 US$m	2011 US$m	2010 US$m	2009 US$m	2008 US$m
Consolidated sales revenue	50,967	60,537	55,171	40,262	52,861
Group operating (loss)/profit(a)	(1,153)	13,940	19,608	7,506	10,194

(Loss)/profit for the year from continuing operations	(2,997)	6,775	15,195	5,784	5,436
Loss after tax from discontinued operations	(7)	(10)	(97)	(449)	(827)
(Loss)/profit for the year	(3,004)	6,765	15,098	5,335	4,609

Basic (losses)/earnings per share(b)
(Loss)/profit from continuing operations (US cents)	(161.3)	303.5	731.0	301.7	286.8
Loss after tax from discontinued operations (US cents)	(0.4)	(0.5)	(4.9)	(25.5)	(52.7)
(Loss)/profit for the year per share (US cents)	(161.7)	303.0	726.1	276.2	234.1

Diluted (losses)/earnings per share(b)
(Loss)/profit from continuing operations (US cents)	(161.3)	301.5	726.7	300.7	285.5
Loss after tax from discontinued operations (US cents)	(0.4)	(0.5)	(4.9)	(25.4)	(52.4)
(Loss)/profit for the year per share (US cents)	(161.7)	301.0	721.8	275.3	233.1

Dividends per share	2012	2011	2010	2009	2008
Dividends declared during the year(b)
US cents
– interim	72.5	54.0	45.0	–	55.6
– final	94.5	91.0	63.0	45.0	55.6
UK pence
– interim	46.4	33.1	28.2	–	29.6
– final	60.3	57.3	39.1	28.8	37.9
Australian cents
– interim	68.5	49.8	49.3	–	63.3
– final	91.7	84.2	61.9	51.6	83.0

Dividends paid during the year (US cents)(b)
– ordinary	163.5	117.0	90.0	55.6	124.3

Weighted average number of shares – basic (millions)(b)	1,849.1	1,923.1	1,961.0	1,763.6	1,570.1
Weighted average number of shares – diluted (millions)(b)	1,849.1	1,935.5	1,972.6	1,769.6	1,577.3

Statement of financial position data at 31 December Amounts in accordance with IFRS	2012 US$m	2011 US$m	2010 US$m	2009 US$m	2008 US$m
Total assets	117,573	119,545	112,773	97,236	89,616
Share capital/premium	10,189	10,024	10,105	9,344	5,826
Total equity/Net assets	58,021	59,208	64,512	45,925	22,461
Equity attributable to owners of Rio Tinto	46,865	52,539	58,247	43,831	20,638

Notes

(a)	Group operating loss or profit under IFRS includes the effects of charges and reversals resulting from impairments (other than impairments of equity accounted units) and profit and loss on disposals of interests in businesses. Group operating loss or profit amounts shown above exclude equity accounted operations, finance items, tax and discontinued operations.

(b)	The rights issues completed in July 2009 were at a discount to the then market price. Accordingly, earnings per share and dividends per share for all periods up to the date on which the shares were issued were adjusted for the bonus element of the issue. The bonus factor for Rio Tinto plc was 1.2105 and for Rio Tinto Limited was 1.2679. In accordance with IAS 33 2 “Earnings per share”, the effects of anti-dilutive potential have not been included when calculating diluted loss per share for the year ended 31 December 2012.

42    Rio Tinto 2012 Annual report

Acquisitions and divestments

Acquisitions

Asset	Cost US$m	Status
Acquired in 2012
Copper – Turquoise Hill Resources Ltd (formerly Ivanhoe Mines Limited)	307	Purchase of additional shares increasing the Group’s holdings to 51 per cent.
Minerals– Richards Bay Minerals	1,700	Acquisition of BHP Billiton’s entire interests in Richards Bay Minerals, doubling the Group’s holding to 74 per cent.
Acquired in 2011
Copper – Ivanhoe Mines	1,860	Participation in the strategic rights offering, exercise of outstanding share warrants, exercise of subscription rights granted in 2010 and purchase of additional shares, in aggregate increasing the Group’s holding to 49 per cent.
Energy – Riversdale	4,168	Staged acquisition of shares in Riversdale Mining Limited; acquisition of a controlling interest of 52.6 per cent on 8 April 2011, increasing to 100 per cent by 1 August 2011, and renamed as Rio Tinto Coal Mozambique
Energy – Hathor	550	Purchase of shares in Hathor Exploration resulting in an aggregate of a 70.2 per cent controlling interest being reached on 30 November 2011, increasing to 88 per cent by 31 December 2011 and completed on 12 January 2012.
Acquired in 2010
Copper – Ivanhoe Mines	1,590	Purchases of additional shares, maturing of convertible debt facility and exercise of Series A and B warrants increasing the Group’s holding to 40.3 per cent as at 31 December 2010. Rio Tinto consolidated Oyu Tolgoi LLC on 15 December 2010 following the signing of a new agreement with Ivanhoe Mines.
Divestments
Asset	Proceeds US$m	Status
Divested in 2012
Alcan Cable	229	Sold to General Cable Corporation
Specialty Alumina businesses	Undisclosed	Sold to H.I.G.
Lynemouth Power Station	Undisclosed	Sold to RWE
Energy – Extract Resources Ltd/ Kalahari Minerals plc	429	Equity investment sold to Taurus Mineral Limited
Divested in 2011
Alcan Engineered Products	Undisclosed	Sold 61 per cent to investment funds affiliated with Apollo Global Management, LLC (Apollo) and the Fonds Stratégique d’Investissement (FSI)
Minerals – talc	340(a)	Sold to Imerys SA
Energy – Colowyo	Undisclosed	Sold to Western Fuels-Colorado LLC
Exploration – sundry assets	52	Sale of projects including Altai Nuurs coking coal deposit and Sari Gunay gold deposit
Divested in 2010
Energy – Cloud Peak	573	Secondary public offering
Alcan Packaging – Beauty	Undisclosed	Sold to Sun European Partners LLP
Alcan Packaging – Medical Flexibles	66	Sold to Amcor
Alcan Packaging – Food Americas	1,200	Sold to Bemis Company Inc.
Energy – Maules Creek (Rio Tinto: 75.7%)	427	Sold to Aston Resources
Energy – Vickery (Rio Tinto: 75.7%)	28	Sold to Whitehaven Coal
Alcan Packaging – global Pharmaceuticals, global Tobacco, Food Europe and Food Asia	1,948	Sold to Amcor
Sundry asset sales	57	Sale of assets including Ghana Bauxite Company, Brockville Specialty Alumina Plant and Rawhide Mine

(a)	Enterprise value

riotinto.com    43

Capital projects

Project (Rio Tinto 100% owned unless otherwise stated)	Total approved capital cost (100%) US$	Status/milestones
Completed in 2012
Iron ore – second debottlenecking of Dampier port to expand the Pilbara capacity by 5 million tonnes to 230Mt/a. Pilbara capacity was re-rated to 237Mt/a in November 2012.	$0.3bn	The project was completed on budget and commissioning commenced on time by the end of the first quarter of 2012.
Iron ore – two-phased expansion of Iron Ore Company of Canada (IOC) (Rio Tinto 58.7%) from 18 to 22Mt/a and then to 23.3Mt/a.	$0.8bn	Phase one commissioning is now complete. Phase two is progressing with first production expected in the first quarter of 2013.
Alumina – expansion of the Yarwun refinery in Queensland, Australia from 1.4 to 3.4Mt/a.	$2.3bn	Approved in July 2007, commissioning is proceeding on schedule with first bauxite processed on 5 July 2012. The refinery is expected to reach full production capacity in the third quarter of 2013.
Aluminium – construction of a new 225MW turbine at the Shipshaw power station in Quebec, Canada.	$0.3bn	The power station was completed on time and was commissioned in October 2012.
Thermal coal – 6Mt/a expansion of Hunter Valley Operations (Rio Tinto 80%) and Mount Thorley Warkworth mine (Rio Tinto 51%) and 2 million tonne expansion at Bengalla (Rio Tinto 32%), New South Wales, Australia.	$0.5bn	The three thermal coal expansions were completed in the first half of 2012 and are currently ramping up.
Coking and thermal coal – development of the greenfield Benga mine in Mozambique (Rio Tinto 65%).	$0.6bn	First production was processed through the wash plant in February 2012 with the first shipment of premium hard coking coal in June 2012.

Ongoing and approved
Iron Ore
Expansion of the Pilbara mines, ports and railways from 237Mt/a to 290Mt/a. Rio Tinto’s share of total approved capex is $8.4 bn.	$9.8bn	Completion of the phase one expansion to 290Mt/a has been brought forward to the third quarter of 2013. Dredging and piling at Cape Lambert is complete.
Expansion of the Pilbara port and rail capacity to 360Mt/a. Rio Tinto’s share of total approved capex is $3.5 bn.	$5.9bn	The phase two expansion to 360Mt/a is expected to come onstream in the first half of 2015. This includes the port and rail elements which are now fully approved and an investment in autonomous trains. The key component of the project still requiring approval is further mine production capacity.
Development of Hope Downs 4 mine in the Pilbara (Rio Tinto 50%) to sustain production at 237Mt/a.	$2.1bn	Approved in August 2010, first production is expected in 2013. The new mine is anticipated to have a capacity of 15Mt/a and a capital cost of $1.6 billion (Rio Tinto share $0.8 billion). Rio Tinto is funding the $0.5 billion for the rail spur, rolling stock and power infrastructure.
Phase two of the Marandoo mine expansion in the Pilbara to sustain production at 237Mt/a.	$1.1bn	Approved in February 2011, the mine will extend Marandoo at 15Mt/a by 16 years to 2030.
Investment to extend the life of the Yandicoogina mine in the Pilbara to 2021 and expand its nameplate capacity from 52Mt/a to 56Mt/a.	$1.7bn	Approved in June 2012, the investment includes a wet processing plant to maintain product specification levels and provide a platform for future potential expansion.
Aluminium
Modernisation of ISAL aluminium smelter in Iceland.	$0.5bn	Approved in September 2010, the project is expected to increase production from 190kt to 230kt and includes a leading-edge casting facility to produce value-added billet. The new casting facility produced its first billet in the second quarter of 2012. Project costs and completion schedules are under review.
AP60 plant (60kt per annum) in Quebec, Canada.	$1.1bn	Approved in December 2010, first hot metal is expected in the first half of 2013.
Modernisation and expansion of Kitimat smelter in British Columbia, Canada.	$3.3bn	Approved in December 2011, the modernisation will increase capacity from 280ktpa to 420ktpa. The pace of the project has been slowed in response to increasingly challenging market conditions. First production is now expected at the end of 2014.

44    Rio Tinto 2012 Annual report

Project (Rio Tinto 100% owned unless otherwise stated)	Total approved capital cost (100%) US$	Status/milestones
Copper
Investment in the Moly Autoclave Process (MAP) in Utah, US to enable lower-grade molybdenum concentrate to be processed more efficiently than conventional roasters and allow improved recoveries.	$0.6bn	The facility is due to come onstream by mid-2014 followed by a 12 month period to reach full capacity.
Construction of the Eagle nickel and copper mine in Michigan, US.	$0.5bn	Approved in June 2010, first production is expected in 2014. The mine will produce an average of 16kt and 13kt per year of nickel and copper metal respectively over seven years.
Development of Organic Growth Project 1 (OGP1) and the Oxide Leach Area Project (OLAP) at Escondida (Rio Tinto 30%), Chile.	$1.4bn (Rio Tinto share)	Approved in February 2012, OGP1 primarily relates to replacing the Los Colorados concentrator with a new 152kt per day plant, allowing access to high grade ore. Initial production is expected in the first half of 2015. OLAP maintains oxide leaching capacity.
Construction of phase one of Oyu Tolgoi copper and gold mine in Mongolia.	$6.2bn	Commissioning of the ore-processing equipment commenced in mid- November 2012 with first copper-gold concentrate produced in January 2013. Commercial production is scheduled for June 2013.
Grasberg project funding for 2012 to 2016.	$0.9bn (Rio Tinto share)	Investment to continue the pre-production construction of the Grasberg Block Cave, the Deep Mill Level Zone underground mines, and the associated common infrastructure. Rio Tinto’s final share of capital expenditure will in part be influenced by its share of production over the 2012 to 2016 period.
Investment over next seven years to extend mine life at Kennecott Utah Copper, US from 2018 to 2029.	$0.7bn	The project was approved in June 2012. Ore from the south wall push back will be processed through existing mill facilities. The investment will enable production at an average of 180kt of copper, 185koz of gold and 13.8kt of molybdenum a year from 2019 through 2029.
Energy
20-year extension and expansion from 4.3Mt/a to 5.7Mt/a at Kestrel (Rio Tinto 80%), Queensland, Australia.	$2.0bn	The investment will extend the life of the mine to 2032 and is expected to come on-stream in the second quarter of 2013 with full production in 2014.
Diamonds & Minerals
Argyle Diamond mine underground project, extending the mine life to at least 2020. (Originally approved in 2005, the project was slowed in 2009 and restarted in September 2010.)	$2.2bn	Production is expected to commence in the first half of 2013 with ramp up to full capacity by 2015.
Investment in detailed design studies, early works and long-lead items at the Simandou iron ore project in Guinea, West Africa. Rio Tinto’s share of total approved capex is $501m.	$1.0bn	Approved in June 2012, the investment is primarily for rail and port infrastructure. Timing of the ramp up and first commercial production is dependent on receiving necessary approvals from the Government of Guinea and on the Government of Guinea progressing and finalising its financing strategy.

riotinto.com    45

Production, reserves and operations

46    Rio Tinto 2012 Annual report

Metals & minerals production

		2012 Production		2011 Production		2010 Production
	Rio Tinto % share(a)	Total	Rio Tinto share	Total	Rio Tinto share	Total	Rio Tinto share
ALUMINA (’000 tonnes)
Rio Tinto Alcan
Jonquière (Vaudreuil) (Canada)(b)	100.0	1,397	1,397	1,363	1,363	1,301	1,301
Queensland Alumina (Australia)	80.0	3,693	2,954	3,360	2,688	3,821	3,057
São Luis (Alumar) (Brazil)	10.0	3,409	341	3,385	339	2,507	251
Yarwun (Australia)	100.0	2,175	2,175	1,349	1,349	1,377	1,377
Specialty plants (Canada)(c)	100.0	101	101	108	108	123	123
			6,968		5,846		6,109
Pacific Aluminium
Gove (Australia)	100.0	2,742	2,742	2,549	2,549	2,473	2,473
Other Aluminium
Specialty plants (France/Germany)(d)	–	331	331	552	552	507	507
Rio Tinto total			10,041		8,947		9,089
ALUMINIUM (’000 tonnes)
Rio Tinto Alcan
Alma (Canada)	100.0	208	208	434	434	434	434
Alouette (Sept-Îles) (Canada)	40.0	593	237	582	233	569	228
Alucam (Edéa) (Cameroon)	46.7	52	24	69	32	76	35
Arvida (Canada)	100.0	177	177	176	176	174	174
Bécancour (Canada)	25.1	429	107	414	104	417	104
Dunkerque (France)	100.0	256	256	235	235	260	260
Grande-Baie (Canada)	100.0	223	223	223	223	218	218
ISAL (Reykjavik) (Iceland)	100.0	190	190	185	185	190	190
Kitimat (Canada)	100.0	182	182	168	168	184	184
Laterrière (Canada)	100.0	233	233	234	234	212	212
Lochaber (UK)	100.0	45	45	45	45	41	41
Saint-Jean-de-Maurienne (France)	100.0	93	93	99	99	96	96
Shawinigan (Canada)	100.0	81	81	97	97	100	100
Sohar (Oman)	20.0	360	72	373	75	367	73
SØRAL (Husnes) (Norway)	50.0	92	46	89	45	88	44
			2,174		2,386		2,395
Pacific Aluminium
Bell Bay (Australia)	100.0	185	185	181	181	177	177
Boyne Island (Australia)	59.4	569	338	558	331	558	332
Tiwai Point (New Zealand)	79.4	325	258	357	283	344	273
Tomago (Australia)	51.6	546	281	539	278	528	272
			1,063		1,073		1,054
Other Aluminium
Lynemouth (UK)(e)	100.0	15	15	168	168	145	145
Sebree (US)	100.0	205	205	197	197	196	196
			220		365		341
Rio Tinto total			3,456		3,824		3,790

See notes on page 50

riotinto.com    47

Metals & minerals production continued

			2012 Production		2011 Production		2010 Production
	Rio Tinto % share(a)		Total	Rio Tinto share	Total	Rio Tinto share	Total	Rio Tinto share
BAUXITE (’000 tonnes)
Rio Tinto Alcan
Awaso (Ghana)(f)	–		–	–	–	–	39	31
Porto Trombetas (MRN) (Brazil)	12.0		15,512	1,861	15,224	1,827	15,435	1,852
Sangaredi (Guinea)	(g	)	14,001	6,301	12,517	5,633	12,041	5,418
Weipa (Australia)	100.0		23,257	23,257	20,732	20,732	18,591	18,591
				31,419		28,192		25,892
Pacific Aluminium
Gove (Australia)	100.0		7,944	7,944	7,246	7,246	7,190	7,190
Rio Tinto total				39,363		35,437		33,082
BORATES (’000 tonnes)(h)
Rio Tinto Minerals – Boron (US)	100.0		453	453	486	486	483	483
Rio Tinto Minerals – Tincalayu (Argentina)(i)	–		9	9	18	18	18	18
Rio Tinto total				463		504		500
COAL (hard coking) (’000 tonnes)
Rio Tinto Coal Australia
Hail Creek Coal (Australia)	82.0		7,174	5,882	7,291	5,979	7,183	5,890
Kestrel Coal (Australia)	80.0		2,468	1,974	3,545	2,836	3,846	3,076
Total Australian hard coking coal				7,857		8,815		8,967
Rio Tinto Coal Mozambique
Benga(j)	65.0		289	188	–	–	–	–
Rio Tinto total hard coking coal				8,044		8,815		8,967
COAL (semi-soft coking) (’000 tonnes)
Rio Tinto Coal Australia
Hunter Valley (Australia)(k)	80.0		2,119	1,695	1,906	1,450	2,469	1,869
Mount Thorley (Australia)(k)	64.0		1,584	1,014	1,922	1,159	1,460	884
Warkworth (Australia)(k)	44.5		1,296	576	594	250	764	321
Rio Tinto total semi-soft coking coal				3,286		2,859		3,075
COAL (thermal) (’000 tonnes)
Rio Tinto Coal Australia
Bengalla (Australia)(k)	32.0		7,026	2,248	5,368	1,629	5,477	1,659
Blair Athol (Australia)	71.2		2,587	1,843	2,885	2,055	6,803	4,846
Clermont (Australia)(l)	50.1		8,189	4,103	5,790	2,901	3,770	1,889
Hunter Valley (Australia)(k)	80.0		9,836	7,869	10,332	7,839	8,442	6,391
Kestrel Coal (Australia)	80.0		350	280	326	261	713	571
Mount Thorley (Australia)(k)	64.0		2,497	1,598	1,319	801	1,518	920
Warkworth (Australia)(k)	44.5		5,477	2,435	5,454	2,304	5,120	2,154
Total Australian thermal coal				20,376		17,791		18,430
Rio Tinto Coal Mozambique
Benga(j)	65.0		419	272	–	–	–	–
US Coal
Antelope (US)(m)	–		–	–	–	–	31,156	15,043
Colowyo (US)(n)	–		–	–	1,939	1,939	2,371	2,371
Cordero Rojo (US)(m)	–		–	–	–	–	33,518	16,184
Decker (US)(m)	–		–	–	–	–	2,521	609
Spring Creek (US)(m)	–		–	–	–	–	16,726	8,076
Total US thermal coal				–		1,939		42,283
Rio Tinto total thermal coal				20,648		19,729		60,713

See notes on page 50

48    Rio Tinto 2012 Annual report

			2012 Production		2011 Production		2010 Production
	Rio Tinto % share(a)		Total	Rio Tinto share	Total	Rio Tinto share	Total	Rio Tinto share
COPPER (mined) (’000 tonnes)
Bingham Canyon (US)	100.0		163.2	163.2	195.0	195.0	249.8	249.8
Escondida (Chile)	30.0		1,047.4	314.2	759.1	227.7	1,011.0	303.3
Grasberg – Joint Venture (Indonesia)(o)	40.0		0.0	0.0	42.1	16.9	126.8	50.7
Northparkes (Australia)	80.0		53.8	43.1	50.4	40.3	39.0	31.2
Palabora (South Africa)(p)	57.7		49.1	28.3	69.1	39.9	74.6	43.0
Rio Tinto total				548.8		519.7		678.1
COPPER (refined) (’000 tonnes)
Escondida (Chile)	30.0		310.3	93.1	283.5	85.0	300.1	90.0
Kennecott Utah Copper (US)	100.0		162.7	162.7	215.3	215.3	269.3	269.3
Palabora (South Africa)(p)	57.7		40.9	23.6	59.0	34.0	58.0	33.4
Rio Tinto total				279.4		334.4		392.8
DIAMONDS (’000 carats)
Argyle (Australia)	100.0		8,471	8,471	7,441	7,441	9,804	9,804
Diavik (Canada)	60.0		7,230	4,338	6,677	4,006	6,500	3,900
Murowa (Zimbabwe)	77.8		403	313	367	285	178	139
Rio Tinto total				13,122		11,733		13,843
GOLD (mined) (’000 ounces)
Barneys Canyon (US)	100.0		1	1	2	2	2	2
Bingham Canyon (US)	100.0		200	200	384	384	466	466
Escondida (Chile)	30.0		98	29	122	37	174	52
Grasberg – Joint Venture (Indonesia)(o)	40.0		0	0	444	178	458	183
Northparkes (Australia)	80.0		72	58	76	61	65	52
Palabora (South Africa)(p)	57.7		11	6	13	8	13	7
Rawhide (US)(q)	–		–	–	–	–	9	9
Rio Tinto total				294		669		772
GOLD (refined) (’000 ounces)
Kennecott Utah Copper (US)	100.0		279	279	379	379	596	596
IRON ORE (’000 tonnes)
Hamersley Iron – six wholly owned mines (Australia)	100.0		126,630	126,630	121,525	121,525	112,706	112,706
Hamersley – Channar (Australia)	60.0		10,947	6,568	11,015	6,609	11,016	6,610
Hamersley – Eastern Range (Australia)	(r	)	9,303	9,303	9,385	9,385	9,206	9,206
Hope Downs (Australia)	50.0		30,793	15,396	31,740	15,870	31,720	15,860
Iron Ore Company of Canada (Canada)	58.7		14,079	8,267	13,457	7,902	14,710	8,638
Robe River (Australia)	53.0		61,707	32,705	57,502	30,476	59,641	31,610
Rio Tinto total				198,869		191,767		184,629
MOLYBDENUM (’000 tonnes)
Bingham Canyon (US)	100.0		9.4	9.4	13.6	13.6	12.9	12.9
SALT (‘000 tonnes)
Dampier Salt (Australia)	68.4		9,996	6,833	9,666	6,608	7,589	5,188
SILVER (mined) (’000 ounces)
Bingham Canyon (US)	100.0		2,086	2,086	2,976	2,976	3,754	3,754
Escondida (Chile)	30.0		3,501	1,050	4,327	1,298	6,140	1,842
Grasberg – Joint Venture (Indonesia)(o)	40.0		0	0	208	83	1,721	688
Others	–		685	521	766	566	752	577
Rio Tinto total				3,657		4,924		6,862

See notes on page 50

riotinto.com    49

Metals & minerals production continued

		2012 Production		2011 Production		2010 Production
	Rio Tinto % share(a)	Total	Rio Tinto share	Total	Rio Tinto share	Total	Rio Tinto share
SILVER (refined) (’000 ounces)
Kennecott Utah Copper (US)	100.0	2,451	2,451	3,189	3,189	4,732	4,732
TALC (’000 tonnes)
Rio Tinto Minerals
– talc (Australia/Europe/North America)(s)	–	–	–	592	592	1,000	1,000
TITANIUM DIOXIDE FEEDSTOCK (’000 tonnes)
Rio Tinto Iron & Titanium
(Canada/South Africa)(t)(u)	100.0	1,594	1,594	1,443	1,443	1,392	1,392
URANIUM (’000 lbs U3O8)
Energy Resources of Australia (Australia)	68.4	8,304	5,679	5,571	3,810	8,614	5,891
Rössing (Namibia)	68.6	5,950	4,081	4,736	3,248	7,999	5,485
Rio Tinto total			9,760		7,058		11,377

Production data notes:

Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore.

(a)	Rio Tinto percentage share, shown above, is as at the end of 2012. Where this shareholding has changed over the period 2010-2012, the weighted average ownership has been used. The footnotes below include all ownership changes over the three years. The Rio Tinto share varies at individual mines and refineries in the “others” category and thus no value is shown.

(b)	Jonquiěre’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.

(c)	Rio Tinto sold its 100 per cent interest in the Brockville specialty alumina plant with an effective date of 20 September 2010. Production data are shown up to that date. Production continues from the Jonquière specialty alumina plant.

(d)	Rio Tinto sold its interest in these specialty alumina assets with an effective date of 1 August 2012. Production is shown up to that date.

(e)	Rio Tinto closed the Lynemouth aluminium smelter on 29 March 2012.

(f)	Rio Tinto Alcan had an 80 per cent interest in the Awaso mine but purchased the additional 20 per cent of production. Rio Tinto Alcan sold its interest in Ghana Bauxite Company, owner of the Awaso mine, with an effective date of 1 February 2010.

(g)	Rio Tinto has a 22.95 per cent shareholding in the Sangaredi mine but benefits from 45 per cent of production.

(h)	Borate quantities are expressed as B2O3.

(i)	Rio Tinto sold its interest in Borax Argentina with an effective date of 21 August 2012. Production is included up to that date.

(j)	Benga moved to commercial production during the third quarter of 2012.

(k)	Rio Tinto’s interest in these mines is held through Coal & Allied Industries Ltd; Rio Tinto increased its interest in Coal & Allied from 75.7 per cent to 80.0 per cent with effect from 16 December 2011. Production data reflect the increased shareholding from that date.
(l)	Production commenced at Clermont in the second quarter of 2010.

(m)	As a result of the initial public offering of Cloud Peak Energy Inc. on 20 November 2009, Rio Tinto held a 48.3 per cent interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1 per cent interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America but are now managed by Cloud Peak Energy. Following a secondary public offering in December 2010, Rio Tinto completed the divestment of its entire interest in Cloud Peak Energy Inc. with an effective date of 15 December 2010. Production data are shown up to that date.

(n)	Rio Tinto sold its 100 per cent interest in Colowyo with an effective date of 1 December 2011. Production data are shown up to that date.

(o)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Total production reflects the quantities attributable to the joint venture. The 2012 production from Grasberg did not exceed the metal attributable to PT Freeport Indonesia per the joint venture agreement for the year. Accordingly, Rio Tinto’s share of joint venture production was zero for the year 2012.

(p)	In December 2012, Rio Tinto announced that it had signed a binding agreement to sell its 57.7 per cent effective interest in the Palabora Mining Company.

(q)	Rio Tinto sold its 100 per cent interest in the Rawhide mine with an effective date of 25 June 2010. Production data are shown up to that date.

(r)	Rio Tinto’s share of production includes 100 per cent of the production from the Eastern Range mine. Under the terms of the joint venture agreement (Rio Tinto 54 per cent), Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(s)	Rio Tinto sold its 100 per cent interest in the talc business with an effective date of 1 August 2011. Production data are shown up to that date.

(t)	On 7 September 2012, Rio Tinto increased its stake in Richards Bay Minerals (RBM) from 37 per cent to 74 per cent through the acquisition of BHP Billiton’s interest in RBM.

(u)	Quantities comprise 100 per cent of Rio Tinto Fer et Titane and Rio Tinto’s share of Richards Bay Minerals’ production. Ilmenite mined in Madagascar is being processed in Canada.

Production figures are sometimes more precise than the rounded numbers shown, hence an apparent small difference may result where the Rio Tinto share is totalled.

50    Rio Tinto 2012 Annual report

Ore reserves (under industry guide 7)

For the purposes of this combined Annual report on Form 20-F estimates of ore reserves have been prepared in accordance with the SEC’s Industry Guide 7 under the United States Securities Act of 1933 and the following definitions:

•	An ‘Ore Reserve’ means that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserves determination. To establish this, studies appropriate to the type of mineral deposit involved have been carried out to estimate the quantity, grade and value of the ore mineral(s) present. In addition, technical studies have been completed to determine realistic assumptions for the extraction of the minerals including estimates of mining, processing, economic, marketing, legal, environmental, social and governmental factors. The degree of these studies is sufficient to demonstrate the technical and economic feasibility of the project and depends on whether or not the project is an extension of an existing project or operation. The estimates of minerals to be produced include allowances for ore losses and the treatment of unmineralised materials which may occur as part of the mining and processing activities. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proven Ore Reserves as defined below.

•	The term “economically”, as used in the definition of reserves, implies that profitable extraction or production under defined investment assumptions has been established through the creation of a mining plan, processing plan and cash flow model. The assumptions made must be reasonable, including costs and operating conditions that will prevail during the life of the project.

•	Ore reserves presented in accordance with SEC Industry Guide 7 do not exceed the quantities that, it is estimated, could be extracted economically if future prices were to be in line with the average of historical prices for the three years to 30 June 2012, or contracted prices where applicable. For this purpose, contracted prices are applied only to future sales volumes for which the price is predetermined by an existing contract; and the average of historical prices is applied to expected sales volumes in excess of such amounts. Moreover, reported ore reserve estimates have not been increased above the levels expected to be economic based on Rio Tinto’s own long term price assumptions.

•	The term “legally”, as used in the definition of reserves, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for reserves to exist, there is reasonable assurance of the issuance of these permits or resolution of legal issues. Reasonable assurance means that, based on applicable laws and regulations, the issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with the Company’s current mine plans.

•	The term “proven reserves” means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established. Proven reserves represent that part of an orebody for which there exists the highest level of confidence in data regarding its geology, physical characteristics, chemical composition and probable processing requirements.

•	The term “probable reserves” means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. This means that probable reserves generally have a wider drill hole spacing than for proven reserves.

•	The amount of proven and probable reserves shown below does not necessarily represent the amount of material currently scheduled for extraction, because the amount scheduled for extraction may be derived from a life of mine plan predicated on prices and other assumptions which are different to those used in the life of mine plan prepared in accordance with Industry Guide 7.

•	The estimated ore reserve figures in the following tables are as of 31 December 2012. Metric units are used throughout. The figures used to calculate Rio Tinto’s share of reserves are often more precise than the rounded numbers shown in the tables, hence small differences might result if the calculations are repeated using the tabulated figures. Commodity price information is given in footnote (a).

•	Where operations are not managed by Rio Tinto the reserves are published as received from the managing company.

riotinto.com    51

Ore reserves (under industry guide 7) continued

	Type		Total ore reserves at end 2012
	of mine (b)		Tonnage	Grade			Rio Tinto share
						Interest %	Recoverable mineral
BAUXITE (c)			millions of tonnes	% Al2O3			millions of tonnes
Reserves at operating mines
Rio Tinto Alcan
Porto Trombetas (MRN) (Brazil) (d)	O/P		63	50.9		12.0	8
Sangaredi (Guinea) (e)	O/P		320	49.6		23.0	73
Weipa (Australia)	O/P		1,533	52.8		100.0	1,533
Pacific Aluminium
Gove (Australia)	O/P		155	49.5		100.0	155
Rio Tinto total							1,769

							Recoverable mineral
BORATES (f)			millions of tonnes				millions of tonnes
Reserves at operating mine
Rio Tinto Minerals – Boron (US)
– mine	O/P		22			100.0	22
– stockpiles (g)			3.1			100.0	3
Rio Tinto total							26

		Coal type (i)	Marketable reserves	Marketable coal quality (j)
			millions of tonnes	Calorific value	Sulphur content	Interest %	Marketable reserves
COAL (h)				MJ/kg	%		millions of tonnes
Reserves at operating mines
Rio Tinto Coal Australia
Bengalla	O/C	SC	128	27.86	0.48	32.0	41
Clermont	O/C	SC	165	27.90	0.33	50.1	82
Hail Creek	O/C	MC	66	32.20	0.35	82.0	54
Hunter Valley Operations	O/C	SC + MC	217	28.99	0.58	80.0	173
Kestrel Coal	U/G	MC	116	31.60	0.59	80.0	93
Mouth Thorley Operations	O/C	SC + MC	25	29.80	0.45	64.0	16
Warkworth	O/C	SC + MC	242	29.80	0.45	44.5	108
Rio Tinto total reserves at Australian operating mines							567
Rio Tinto Coal Mozambique
Benga (k)	O/C	SC + MC	119	26.40	0.89	65.0	77
Rio Tinto total reserves at operating mines							644
Undeveloped reserves (l)
Rio Tinto Coal Australia
Mount Pleasant	O/C	SC	326	26.92	0.48	80.0	261

52    Rio Tinto 2012 Annual report

	Type	Total ore reserves at end 2012
	of mine (b)	Tonnage	Grade			Rio Tinto share
				Average mill recovery %	Interest %	Recoverable metal
COPPER		millions of tonnes	% Cu			millions of tonnes
Reserves at operating mines
Bingham Canyon (US)
– mine (m)	O/P	704	0.49	85	100.0	2.940
– stockpiles (g) (n)		80	0.28	85	100.0	0.191
Escondida (Chile)
– sulphide mine (o)	O/P	4,883	0.70	84	30.0	8.669
– sulphide leach mine (p)	O/P	1,888	0.46	36	30.0	0.936
– oxide mine	O/P	73	1.03	69	30.0	0.156
– sulphide stockpiles (g)		1.2	1.21	75	30.0	0.003
– sulphide leach stockpiles (g)		37	0.63	25	30.0	0.018
– oxide stockpiles (g) (q)		18	0.49	65	30.0	0.017
Grasberg (Indonesia)	O/P + U/G	2,424	1.00	89	(r)	6.905
Northparkes (Australia)
– mine	U/G	66	0.80	89	80.0	0.377
– stockpiles (g)		8.2	0.40	86	80.0	0.022
Oyu Tolgoi (Mongolia)
– South Oyu mine (s)	O/P	1,040	0.46	82	33.5	1.304
– South Oyu stockpiles (g) (t)		9.0	0.44	85	33.5	0.011
Palabora (South Africa) (u)	U/G	35	0.54	84	57.7	0.093
Rio Tinto total reserves at operating mines						21.642
Undeveloped reserves (l)
Eagle (US) (v)	U/G	5.2	2.49	97	100.0	0.126
Oyu Tolgoi (Mongolia)
– Hugo Dummett North (w)	U/G	460	1.80	92	33.5	2.550
– Hugo Dummett North Extension (x)	U/G	31	1.73	92	30.5	0.151
Rio Tinto total undeveloped reserves						2.826
						Recoverable diamonds
DIAMONDS (c)		millions of tonnes	carats per tonne			millions of carats
Reserves at operating mines
Argyle (Australia)
– AK1 pipe mine	O/P + U/G	66	2.1		100.0	139.4
– AK1 pipe stockpiles (g)		0.5	1.0		100.0	0.5
Diavik (Canada)
– mine	U/G	18	2.9		60.0	31.5
– stockpiles (g)		0.3	2.9		60.0	0.6
Rio Tinto total						172.0
						Recoverable metal
GOLD		millions of tonnes	grammes per tonne			millions of ounces
Reserves at operating mines
Bingham Canyon (US)
– mine (m)	O/P	704	0.20	64	100.0	2.875
– stockpiles (g)		80	0.14	64	100.0	0.232
Grasberg (Indonesia)	O/P + U/G	2,424	0.83	68	(r)	12.227
Northparkes (Australia)
– mine	U/G	66	0.28	68	80.0	0.328
– stockpiles (g)		8.2	0.24	67	80.0	0.035
Oyu Tolgoi (Mongolia)
– South Oyu mine (s) (y)	O/P	1,040	0.31	74	33.5	2.581
– South Oyu stockpiles (g) (t)		9.0	0.33	74	33.5	0.024
Rio Tinto total reserves at operating mines						18.301
Undeveloped reserves (l)
Eagle (US) (v)	U/G	5.2	0.25	55	100.0	0.023
Oyu Tolgoi (Mongolia)
– Hugo Dummett North (w)	U/G	460	0.37	83	33.5	1.544
– Hugo Dummett North Extension (x)	U/G	31	0.62	83	30.5	0.159
Rio Tinto total undeveloped reserves						1.726

riotinto.com    53

Ore reserves (under industry guide 7) continued

	Type	Total ore reserves at end 2012
	of mine (b)	Tonnage	Grade			Rio Tinto share
				Average mill recovery %	Interest %	Marketable product
IRON ORE (c) (z)		millions of tonnes	% Fe			millions of tonnes
Reserves at operating mines
Hamersley Iron (Australia)
– Brockman 2 (Brockman ore) (aa)	O/P	44	62.0		100.0	44
– Brockman 4 (Brockman ore)	O/P	561	62.0		100.0	561
– Marandoo (Marra Mamba ore)	O/P	211	63.2		100.0	211
– Mt Tom Price (Brockman ore)
– mine (bb)	O/P	52	63.7		100.0	52
– stockpiles (g)		8	62.4		100.0	8
– Mt Tom Price (Marra Mamba ore) (cc)	O/P	11	60.9		100.0	11
– Nammuldi (Marra Mamba ore)	O/P	166	62.6		100.0	166
– Paraburdoo (Brockman ore) (dd)	O/P	13	63.4		100.0	13
– Western Turner Syncline (Brockman ore)
– mine (ee)	O/P	331	62.1		100.0	331
– stockpiles (g)		5	58.9		100.0	5
– Yandicoogina (Pisolite ore HG)
– mine	O/P	209	58.6		100.0	209
– stockpiles (g)		0.4	56.9		100.0
– Yandicoogina (Process Product) (ff)	O/P	115	58.6		100.0	115
Channar JV (Australia)
– Brockman ore (gg)	O/P	42	62.9		60.0	25
Eastern Range JV (Australia)
– Brockman ore (hh)	O/P	49	62.7		54.0	27
Hope Downs JV
– Hope Downs 1 (Marra Mamba ore) (ii)	O/P	250	61.6		50.0	125
– Hope Downs 4 (Brockman ore)	O/P	130	63.1		50.0	65
Iron Ore Company of Canada (Canada) (jj)	O/P	555	65.0		58.7	326
Palabora (South Africa) (u)	U/G	7.4	55.1		57.7	4
Robe River JV (Australia)
– Pannawonica (Pisolite ore)
– mine	O/P	266	57.2		53.0	141
– stockpiles (g)		8	56.4		53.0	4
– West Angelas (Marra Mamba ore)
– mine (kk)	O/P	226	61.8		53.0	120
– stockpiles (g)		2	61.2		53.0	1
Rio Tinto total reserves at operating mines						2,563
Undeveloped reserves (l)
Silvergrass East (Marra Mamba ore) (ll)	O/P	99	62.1		100.0	99
Simandou (Guinea) (mm)	O/P	1,844	65.5		50.4	928
Turee Central (Brockman ore)	O/P	78	61.9		100.0	78
Rio Tinto total undeveloped reserves						1,106
						Recoverable metal
MOLYBDENUM		millions of tonnes	% Mo			millions of tonnes
Reserves at operating mines
Bingham Canyon (US)
– mine (nn) (m)	O/P	704	0.046	69	100.0	0.224
– stockpiles (nn) (g)		80	0.029	69	100.0	0.016
Rio Tinto total						0.240
						Recoverable metal
NICKEL		millions of tonnes	% Ni			millions of tonnes
Undeveloped reserves (l)
Eagle (US) (v)	U/G	5.2	2.93	84	100.0	0.128

54    Rio Tinto 2012 Annual report

	Type	Total ore reserves at end 2012
	of mine (b)	Tonnage	Grade			Rio Tinto share
				Average mill recovery %	Interest %	Recoverable metal
SILVER		millions of tonnes	grammes per tonne			millions of ounces
Reserves at operating mines
Bingham Canyon (US)
– mine (m)	O/P	704	2.14	65	100.0	31.304
– stockpiles (g)		80	1.84	65	100.0	3.071
Grasberg (Indonesia)	O/P + U/G	2,424	4.24	70	(r)	78.650
Rio Tinto total						113.024
						Recoverable metal
URANIUM		millions of tonnes	% U3O8			millions of tonnes
Reserves at operating mines
Energy Resources of Australia (Australia)
– Ranger #3 stockpiles (oo) (g)		7.3	0.132	86	68.4	0.006
Rössing (Namibia)
– mine (pp)	O/P	127	0.035	84	68.6	0.025
– stockpiles (g)		3.8	0.019	82	68.6	0.0004
Rio Tinto total						0.032

riotinto.com    55

Ore reserves (under industry guide 7) continued

	Type		Proven ore reserves at end 2012			Probable ore reserves at end 2012
	of mine (b)	Tonnage	Grade	Drill hole spacing (qq)	Tonnage	Grade	Drill hole spacing (qq)
BAUXITE (c)		millions of tonnes	% Al2O3		millions of tonnes	% Al2O3
Reserves at operating mines
Rio Tinto Alcan
Porto Trombetas (Brazil) (d)	O/P	47	51.0	200m × 200m	16	50.5	400m × 400m
Sangaredi (Guinea) (e)	O/P	135	50.7	38m × 38m	185	48.9	75m × 75m
Weipa (Australia)	O/P	524	52.5	150m × 150m	1,010	53.0	300m × 300m
Pacific Aluminium
Gove (Australia)	O/P	142	49.5	50-100m × 50-100m	13	49.4	200-400m × 200-400m
BORATES (f)		millions of tonnes			millions of tonnes
Reserves at operating mine
Rio Tinto Minerals – Boron (US)
– mine	O/P	13		0-130m × 0-130m	9.0		130-488m × 130-488m
– stockpiles (g)					3.1
				Marketable reserves
COAL (h)	Type of mine (b)	Recoverable reserves total	% Yield to give marketable reserves	Proven	Drill hole spacing (qq)	Probable	Drill hole spacing (qq)
		millions of tonnes		millions of tonnes		millions of tonnes
Reserves at operating mines
Rio Tinto Coal Australia
Bengalla	O/C	171	75	121	100-450m × 100-450m	7.2	300-1000m × 300-1000m
Clermont	O/C	172	96	160	300m × 300m	4.2	600m × 600m
Hail Creek	O/C	128	52	43	100-500m × 100-500m	23	200-1000m × 200-1000m
Hunter Valley Operations	O/C	317	68	184	125-500m × 125-500m	33	400-1000m × 400-1000m
Kestrel	U/G	140	83	37	500m × 500m	79	1000m × 1000m
Mount Thorley Operations	O/C	38	66	20	125-500m × 125-500m	4.7	400-1000m × 400-1000m
Warkworth	O/C	372	65	141	125-500m × 125-500m	101	400-1000m × 400-1000m
Rio Tinto Coal Mozambique
Benga (k)	O/C	277	46	64	0-500m × 0-500m	55	500-1000m × 500-1000m
Undeveloped reserves (l)
Rio Tinto Coal Australia
Mount Pleasant	O/C	399	82			326	350-1000m × 350-1000m

56    Rio Tinto 2012 Annual report

	Type		Proven ore reserves at end 2012			Probable ore reserves at end 2012
	of mine (b)	Tonnage	Grade	Drill hole spacing (qq)	Tonnage	Grade	Drill hole spacing (qq)
COPPER		millions of tonnes	% Cu		millions of tonnes	% Cu
Reserves at operating mines
Bingham Canyon (US)
– mine (m)	O/P	417	0.53	85m x 85m	287	0.44	131m x 131m
– stockpiles (g)		40	0.22		41	0.34
Escondida (Chile)
– sulphide mine (o)	O/P	2,738	0.79	50m x 50m	2,145	0.59	90m x 90m
– sulphide leach mine (p)	O/P	1,066	0.49	60m x 60m	822	0.44	115m x 115m
– oxide mine (q)	O/P	35	1.19	35m x 35m	38	0.88	45m x 45m
– sulphide stockpiles (g)		1.2	1.21
– sulphide leach stockpiles (g)		37	0.63
– oxide stockpiles (g)		18	0.49
Grasberg (Indonesia)	O/P + U/G	800	1.15	0-60m x 0-60m	1,624	0.93	7-358m x 7-358m
Northparkes (Australia)
– mine	U/G				66	0.80	30-50m x 30-50m
– stockpiles (g)		8.2	0.40
Oyu Tolgoi (Mongolia)
– South Oyu mine (s)	O/P	426	0.54	30m x 50m	614	0.40	70m x 70m
– South Oyu stockpiles (g) (t)		9.0	0.44
Palabora (South Africa) (u)	U/G				35	0.54	76m x 76m
Undeveloped reserves
Eagle (US) (v)	U/G				5.2	2.49	1-25m x 1-25m
Oyu Tolgoi (Mongolia)
– Hugo Dummett North (w)	U/G				460	1.80	50-70m x 100-125m
– Hugo Dummett North Extension (x)	U/G				31	1.73	50-70m x 100-125m
DIAMONDS (c)		millions of tonnes	carats per tonne		millions of tonnes	carats per tonne
Reserves at operating mines
Argyle (Australia)
– AK1 pipe mine	O/P + U/G	3.7	1.1	0-50m x 0-50m	63	2.2	50m x 50m
– AK1 pipe stockpiles (g)		0.3	1.0		0.2	0.9
Diavik (Canada)
– mine	U/G	10	3.2	2-39m x 2-62m	7.7	2.6	8-63m x 5-74m
– stockpiles (g)		0.3	2.9
GOLD		millions of tonnes	grammes per tonne		millions of tonnes	grammes per tonne
Reserves at operating mines
Bingham Canyon (US)
– mine (m)	O/P	417	0.21	85m x 85m	287	0.18	131m x 131m
– stockpiles (g)		40	0.14		41	0.14
Grasberg (Indonesia)	O/P + U/G	800	1.03	1-60m x 1-60m	1,624	0.74	7-358m x 7-358m
Northparkes (Australia)
– mine	U/G				66	0.28	30-50m x 30-50m
– stockpiles (g)		8.2	0.24
Oyu Tolgoi (Mongolia)
– South Oyu mine (s)	O/P	426	0.42	30m x 50m	614	0.24	70m x 70m
– South Oyu stockpiles (g) (t)		9.0	0.33
Undeveloped reserves (l)
Eagle (US) (v)	U/G				5.2	0.25	1-25m x 1-25m
Oyu Tolgoi (Mongolia)
– Hugo Dummett North (w)	U/G				460	0.37	50-70m x 100-125m
– Hugo Dummett North Extension (x)	U/G				31	0.62	50-70m x 100-125m

riotinto.com    57

Ore reserves (under industry guide 7) continued

	Type	Proven ore reserves at end 2012			Probable ore reserves at end 2012
	of mine (b)	Tonnage	Grade	Drill hole spacing (qq)	Tonnage	Grade	Drill hole spacing (qq)
IRON ORE (c) (z)		millions of tonnes	% Fe		millions of tonnes	% Fe
Reserves at operating mines
Hamersley Iron (Australia)
– Brockman 2 (Brockman ore) (aa)	O/P	18	62.9	50m x 50m	26	61.4	50m x 50m
– Brockman 4 (Brockman ore)	O/P	422	62.3	50m x 50m	139	61.3	50–100m x 50m
– Marandoo (Marra Mamba ore)	O/P	188	63.5	75m x 75m	23	61.2	75m x 75m
– Mt Tom Price (Brockman ore)
– mine (bb)	O/P	16	64.0	30-120m x 30-60m	37	63.6	30-120m x 30-60m
– stockpiles (g)					8	62.4
– Mt Tom Price (Marra Mamba ore) (cc)	O/P	10	61.1	60m x 30m	0.7	59.0	60m x 30m
– Nammuldi (Marra Mamba ore)	O/P	74	62.8	25-50m x 25-50m	92	62.4	25-200m x 25-50m
– Paraburdoo (Brockman ore) (dd)	O/P	6	62.9	30-60m x 30-60m	7	63.9	30-60m x 30-60m
– Western Turner Syncline (Brockman ore)
– mine (ee)	O/P	262	62.3	60m x 60m	69	61.1	60m x 60m
– stockpiles (g)					5	58.9
– Yandicoogina (Pisolite ore HG)
– mine	O/P	209	58.6	100m x 50m
– stockpiles (g)					0.4	56.9
– Yandicoogina (Process product) (ff)	O/P	115	58.6	100m x 50m
Channar JV (Australia)
– Brockman ore (gg)	O/P	24	63.1	30-60m x 30-60m	18	62.7	30-120m x 30-120m
Eastern Range JV (Australia)
– Brockman ore (hh)	O/P	40	62.7	30-60m x 30-60m	9	62.7	30-120m x 30-120m
Hope Downs JV (Australia)
– Hope Downs 1 (Marra Mamba ore) (ii)	O/P	9	61.3	25-50m x 50m	241	61.6	25-100m x 50m
– Hope Downs 4 (Brockman ore)	O/P	76	62.9	63-125m x 50-100m	55	63.3	63-125m x 50-100m
Iron Ore Company of Canada (Canada) (jj)	O/P	320	65.0	61-122m x 30-61m	235	65.0	122m x 61-122m
Palabora (South Africa) (u)	U/G				7.4	55.1	76m x 76m
Robe River JV (Australia)
– Pannawonica (Pisolite ore)
– mine	O/P	174	57.3	50-70m x 50-70m	92	57.1	50-100m x 50-100m
– stockpiles (g)		1	56.8		7	56.3
– West Angelas (Marra Mamba ore)
– mine (kk)	O/P	160	62.2	25-100m x 25-50m	66	60.9	50-200m x 25-50m
– stockpiles (g)		1	62.6		1	59.9
Undeveloped reserves (l)
Silvergrass East (Marra Mamba ore) (ll)	O/P	61	62.7	50m x 50m	38	61.3	200m x 100m
Simandou (Guinea) (mm)	O/P				1,844	65.5	30-125m x 30-125m
Turee Central (Brockman ore)	O/P	72	62.0	60-120m x 60-120m	6.1	61.4	60-120m x 60-120m
MOLYBDENUM		millions of tonnes	% Mo		millions of tonnes	% Mo
Reserves at operating mine
Bingham Canyon (US)
– mine (nn) (m)	O/P	417	0.046	85m x 85m	287	0.046	131m x 131m
– stockpiles (nn) (g)		40	0.044		41	0.015
NICKEL		millions of tonnes	% Ni		millions of tonnes	% Ni
Undeveloped reserves
Eagle (US) (v)	U/G				5.2	2.93	1-25m x 1-25m

58    Rio Tinto 2012 Annual report

	Type	Proven ore reserves at end 2012				Probable ore reserves at end 2012
	of mine (b)	Tonnage	Grade	Drill hole spacing (qq)	Tonnage	Grade	Drill hole spacing (qq)
SILVER		millions of tonnes	grammes per tonne		millions of tonnes	grammes per tonne
Reserves at operating mines
Bingham Canyon (US)
– mine (m)	O/P	417	2.22	85m x 85m	287	2.01	131m x 131m
– stockpiles (g)		40	1.74		41	1.94
Grasberg (Indonesia)	O/P + U/G	800	4.43	0-60m x 0-60m	1,624	4.14	7-358m x 7-358m
URANIUM		millions of tonnes	% U3O8		millions of tonnes	% U3O8
Reserves at operating mines
Energy Resources of Australia
(Australia)
– Ranger #3 stockpiles (oo) (g)					7.3	0.132
Rössing (Namibia)
– mine (pp)	O/P	25	0.033	4-7m x 4-9m	102	0.035	20-120m x 20-120m
– stockpiles (g)		3.8	0.019

riotinto.com    59

Ore reserves (under industry guide 7) continued

Notes

(a)	Commodity prices (based on a three year average historical price to 30 June, 2012) used to test whether the reported reserve estimates could be economically extracted, include the following benchmark prices :

Ore reserve	Unit		US$
Aluminium	pound		0.99
Copper	pound		3.56
Gold	ounce		1,378
Iron ore
Australian benchmark (fines – fob)	dmtu	**	133.10
Molybdenum	pound		14.80
Nickel	pound		945.00
Silver	ounce		26.20

** dry metric tonne unit

(b)	Type of mine: O/P = open pit, O/C = open cut, U/G = underground
(c)	Reserves of iron ore, bauxite and diamonds are shown as recoverable reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
(d)	Reserves at Trombetas (MRN) decreased following production.
(e)	The reserves increased at Sangaredi following continued exploration, technical and economic studies supporting a reduced cut-off grade.
(f)	Reserves of industrial minerals are expressed in terms of marketable product, ie after all mining and processing losses. In the case of borates, the marketable product is B2O3 .
(g)	Stockpile components of reserves are shown for all operations at the relevant mine.
(h)	For coal, the yield factors shown reflect the impact of further processing, where necessary, to provide marketable coal.
(i)	Coal type: SC: steam/thermal coal, MC: metallurgical/coking coal.
(j)	Coals from Australia have been analysed on an “Air Dried” moisture basis in accordance with Australian Standards. Marketable reserve tonnages are reported at product moisture.
(k)	Benga reserves are reported under operating mines for the first time following commencement of mining. The decrease in reserve tonnes is a result of production and technical studies.
(l)	The term “undeveloped reserves” is used here to describe material that is economically viable on the basis of technical and economic studies but for which mining and processing permits may have yet to be requested or obtained. There is a reasonable, but not absolute, certainty that the necessary permits will be issued and that mining can proceed when required.
(m)	Bingham Canyon open pit reserve tonnes decreased after updated technical studies including re-assessment of geotechnical and processing parameters.
(n)	Bingham Canyon stockpile reserve grades increased following re-assessment of processing options.
(o)	Escondida sulphide reserve tonnes increased and grade decreased following economic studies and improved metallurgical recoveries.
(p)	Escondida sulphide leach reserve tonnes decreased following economic studies and re-allocation of tonnes to the mill.
(q)	The Escondida oxide stockpile reserve tonnes decrease follows processing of stockpiled ore.
(r)	Under the terms of a joint venture agreement between Rio Tinto and FCX, Rio Tinto is entitled to a direct 40 per cent share in reserves discovered after 31 December 1994 and it is this entitlement that is shown.
(s)	South Oyu reserves are reported under operating mines for the first time following commencement of mining. Rio Tinto increased its interest in South Oyu from 32.3 per cent to 33.5 per cent during 2012.
(t)	South Oyu stockpiles reserves are reported for the first time following commencement of mining.
(u)	In December 2012, Rio Tinto announced that it has signed a binding agreement to sell its 57.7 per cent effective interest in the Palabora Mining Company. The decrease in reported tonnage reflects production as well as anticipated metal recovery rates based on reconciliation results.
(v)	Eagle reserve tonnes increased after additional drilling and some stope redesign.
(w)	Hugo Dummett North reserves increased following updated economic studies. Rio Tinto increased its interest in Hugo Dummett North from 32.3 per cent to 33.5 per cent during 2012.
(x)	Hugo Dummett North Extension reserve tonnes increased and gold grade decreased following technical and economic studies. Rio Tinto increased its interest in Hugo Dummett North Extension from 29.5 per cent to 30.5 per cent during 2012.
(y)	Updated technical studies have resulted in a decrease in South Oyu open pit reserve gold grade.
(z)	All Pilbara Iron reserves tonnes reported below are on a dry weight basis.
(aa)	The Brockman 2 (Brockman ore) reserves increase follows technical and economic studies.
(bb)	The decrease in Mt Tom Price (Brockman ore) reserves results from production and technical and economic studies.
(cc)	The decrease in Mt Tom Price (Marra Mamba ore) reserves reflects production and technical and economic studies.
(dd)	The increase in Paraburdoo (Brockman ore) reserves follows technical and economic studies.
(ee)	Western Turner Syncline (Brockman ore) reserves increased after updating technical and economic studies.
(ff)	The Yandicoogina (Process Product) reserves decrease reflects production and updated technical and economic studies.
(gg)	The Hamersley Channar (Brockman ore) reserves decrease reflects production and updated technical and economic studies.
(hh)	The Hamersley Eastern Range (Brockman ore) reserves increase follows technical and economic studies.
(ii)	Hope Downs 1 (Marra Mamba ore) reserves reduction reflects production and updated technical studies.
(jj)	Reserves at Iron Ore Company of Canada are reported as marketable product (55 per cent pellets and 45 per cent concentrate for sale), at a natural moisture content of two per cent using process upgrade factors derived from current IOC concentrating and pellet operations. The marketable product is obtained from mined material comprising 763 million dry tonnes at 37.9 per cent iron (proven) and 557 million dry tonnes at 37.5 per cent iron (probable).
(kk)	West Angelas (Marra Mamba) reserve tonnes reduced following production and updated technical and economic studies.
(ll)	Silvergrass East (Marra Mamba ore) reserves are reported for the first time as a result of technical and economic studies.
(mm)	Rio Tinto’s interest in the Simandou joint venture (JV) has reduced from 95 per cent to 50.35 per cent . The remaining JV share is Chalco with 44.65 per cent and the IFC with 5 per cent. Arrangements entered into between the JV and the Government of Guinea (the Settlement Agreement) provide for the Government of Guinea to acquire an interest in the JV. The JV has completed a Definitive Engineering Study that supports the first publication of Ore Reserves for the Simandou Project. Ore Reserves cut-offs are Fe>=58 per cent and Al2O3<3 per cent for reporting.
(nn)	Molybdenum grades interpolated from exploration drilling assays have been factored based on a long reconciliation history to blasthole and mill samples.
(oo)	Following completion of open cut mining, Ranger #3 reserves are reported as stockpiles only with reduced tonnes and grade.
(pp)	Rössing reserve tonnes reduced following production and an updated block model.
(qq)	Drill hole spacings are either average distances, a specified grid distance (a regular pattern of drill holes - the distance between the drill holes along the two axes of the grid will be aligned to test the size, shape and continuity of the mineral deposit; as such there may be different distances between the drill holes along the two axes of a grid) or the maximum drill hole spacing that is sufficient to determine the reserve category for a particular deposit. As the continuity of mineralisation varies from deposit to deposit, the drill hole spacing required to categorise a reserve varies between and within deposit types.

60    Rio Tinto 2012 Annual report

Mines and production facilities

Group mines as at 31 December 2012

(Rio Tinto’s interest 100 per cent unless otherwise shown)

Mine	Location	Access	Title/lease
Bauxite
Rio Tinto Alcan
CBG Sangaredi (22.95%)	Kamsar, Guinea	Road, air and port	Lease expires in 2038.
MRN Porto Trombetas (12%)	Porto Trombetas, Para, Brazil	Air or port	Mineral rights granted for undetermined period.
Weipa/Ely	Weipa, Queensland, Australia	Road, air and port	The Queensland Government Comalco (ML704) lease expires in 2041 with an option of a 21-year extension, then two years’ notice of termination; the Ely Alcan Queensland Pty. Limited Agreement Act 1965 (ML7301) expires in 2048 with a 21-year right of renewal with a two-year notice period.
Pacific Aluminium
Gove	Gove, Northern Territory, Australia	Road, air and port	All leases were renewed in 2011 for a further period of 42 years. The residue disposal area is leased from the Arnhem Land Aboriginal Land Trust. The Northern Territory government is the lessor of the balance of the leases; however, on expiry of the 42-year renewed term, the land subject of the balances of the leases will all vest to the Arnhem Land Aboriginal Land Trust.
Copper
Escondida (30%)	Atacama Desert, Chile	Pipeline and road to deep sea port at Coloso; road and rail	Rights conferred by Government under Chilean Mining Code.
Grasberg joint venture (40% of production)	Papua, Indonesia	Pipeline, road and port	Indonesian Government Contracts of Work expire in 2021 with option of two ten-year extensions.
Kennecott Utah Copper Bingham Canyon	Near Salt Lake City, Utah, US	Pipeline, road and rail	Owned
Northparkes (80%)	Goonumbla, New South Wales, Australia	Road and rail	Hold three State Government mining leases of which two are pending renewal after lodgement in 2011 and remain in effect until renewal approval as per relevant legislation. Third lease expires 2031. Development consent approved in 2009 for extension of mine life to 2025.
Oyu Tolgoi (51% of Turquoise Hill Resources which owns 66% of Oyu Tolgoi)	Gobi Desert, Mongolia	Air and road	Three mining licences are held by Oyu Tolgoi LLC and two further licences are held in joint venture with Entrée Gold LLC. The licence term under the Minerals Law of Mongolia is 30 years with two 20-year extensions. First renewals are due in 2033 and 2039 for the Oyu Tolgoi and Entrée Gold licences respectively.
Palabora (57.7%)	Phalaborwa, Limpopo Province, South Africa	Rail and road	Lease from South African Government until deposits depleted. Base metal claims owned by Palabora.
Diamonds & Minerals
Diamonds
Argyle Diamonds	Kimberley Ranges, Western Australia	Road and air	Mining tenement held under Diamond (Argyle Diamond Mines Joint Venture) Agreement Act 1981-1983; lease extended for 21 years from 2004.
Diavik (60%)	Northwest Territories, Canada	Air, ice road in winter	Mining leases from Canadian Federal Government expiring in 2017 and 2018 with options to renew.
Murowa (77.8%)	Zvishavane, Zimbabwe	Road and air	Claims and mining leases
Industrial minerals
Dampier Salt (68.4%)	Dampier, Lake MacLeod and Port Hedland, Western Australia	Road and port	State agreements (mining leases) expiring in 2013 at Dampier, 2018 at Port Hedland and 2021 at Lake MacLeod with options to renew in each case.
Rio Tinto Minerals – Boron	California, US	Road and rail	Owned
Rio Tinto Fer et Titane Lac Tio	Havre-Saint-Pierre, Quebec, Canada	Rail and port (St Lawrence River)	Mining covered by two concessions granted by State in 1949 and 1951 which, subject to certain Mining Act restrictions, confer rights and obligations of an owner.

62    Rio Tinto 2012 Annual report

History	Type of mine	Power source
Bauxite mining commenced in 1973. Shareholders are 51% Halco and 49% Government of Guinea. Rio Tinto Alcan has held 45% of Halco since 2004. Current annual capacity is 13.6 million tonnes. Rio Tinto Alcan has a 45 per cent interest in the mine’s production.	Open cut	On-site generation (fuel oil)
Mineral extraction commenced in April 1979. Initial production capacity 3.4 million tonnes annually. From October 2003, production capacity up to 16.3 million tonnes per year on a dry basis. Capital structure currently: Vale (40%), BHP Billiton (14.8%), Rio Tinto Alcan (12%), CBA (10%), Alcoa/Abalco (18.2%) and Norsk Hydro (5%).	Open cut	On-site generation (heavy oil, diesel)
Bauxite mining commenced in 1961 at Weipa. Major upgrade completed at Weipa in 1998. Rio Tinto interest increased from 72.4% to 100% in 2000. In 1997, Ely Bauxite Mining Project Agreement signed with local Aboriginal land owners. Bauxite Mining and Exchange Agreement signed in 1998 with Comalco to allow for extraction of ore at Ely. The Western Cape Communities Co-Existence Agreement, an Indigenous Land Use Agreement, was signed in 2001. In 2004 a mine expansion was completed at Weipa that lifted annual capacity to 21.5 million tonnes. Mining commenced on the adjacent Ely mining lease in 2006, in accordance with the 1998 agreement with Alcan (first ore extracted at Ely in 2007). A second shiploader that increases the shipping capability was commissioned in 2006 at Weipa.	Open cut	On-site generation; new power station commissioned in 2006
Bauxite mining commenced in 1970 feeding both the Gove refinery and export market capped at two million tonnes per annum. Bauxite export ceased in 2006 with feed intended for the expanded Gove refinery. Bauxite exports recommenced in 2008. Current production capacity about ten million tonnes per annum with mine life estimated to 2030.	Open cut	Central power station located at the Gove refinery
Production started in 1990 and expanded in phases to 2002 when the new concentrator was completed; production from Norte started in 2005 and the sulphide leach produced the first cathode during 2006.	Open pit	Supplied from SING grid under various contracts with local generating companies
Joint venture interest acquired 1995. Capacity expanded to over 200,000 tonnes of ore per day in 1998. Addition of underground production of more than 35,000 tonnes per day in 2003. Expansion to 50,000 tonnes per day in mid-2007 and to 80,000 tonnes in 2010.	Open pit and underground	Long-term contract with US-Indonesian consortium operated purpose-built coal- fired generating station
Interest acquired in 1989. Modernisation includes smelter complex and expanded tailings dam.	Open pit	On-site generation supplemented by long-term contracts with Rocky Mountain Power
Production started in 1995; interest acquired in 2000.	Open pit and underground	Supplied from State grid
Oyu Tolgoi was first discovered in 1996. Construction began in late 2009 and in early 2011 a new zone of shallow copper-molybdenum-gold mineralisation was discovered in southern Mongolia. The discovery, known as Ulaan Khud North, extends the known strike length of the Oyu Tolgoi mineralised system by an additional three kilometres to the north, to more than 23 kilometres.	Open pit and underground	On site diesel generation in addition to grid power from China
Development of 20-year underground mine commenced in 1996 with open pit closure in 2003.	Underground	Supplied by ESKOM via grid network
Interest increased from 59.7% following purchase of Ashton Mining in 2000. Underground mine project approved in 2005 to extend mine life to 2020.	Open pit to underground in future	Long-term contract with Ord Hydro Consortium and on-site generation
Deposits discovered 1994-1995. Construction approved 2000. Diamond production started 2003. Second dike closed off in 2005 for mining of additional orebody. The underground mine started production in 2010, ramping up to full production in 2013.	Open pit to underground in future	On-site diesel generators; installed capacity 44MW and 9.2MW of wind capacity
Discovered in 1997. Small-scale production started in 2004.	Open pit	Supplied by ZESA with diesel generator back-up
Construction of the Dampier field started in 1969; first shipment in 1972. Lake MacLeod was acquired in 1978 as an operating field. Port Hedland was acquired in 2001 as an operating field.	Solar evaporation of seawater (Dampier and Port Hedland) and underground brine (Lake MacLeod); dredging of gypsum from surface of Lake MacLeod	Dampier supply from Hamersley Iron Pty Ltd; Lake MacLeod from Western Power and on-site generation units; Port Hedland from Western Power
Deposit discovered in 1925 and acquired by Rio Tinto in 1967.	Open pit	On-site co-generation units and local power grid
Production started 1950; interest acquired in 1989.	Open pit	Long-term contract with Hydro-Québec

riotinto.com    63

Mines and production facilities continued

Group mines as at 31 December 2012 continued (Rio Tinto’s interest 100 per cent unless otherwise shown)

Mine	Location	Access	Title/lease
Industrial minerals continued
QIT Madagascar Minerals (80%)	Fort-Dauphin, Madagascar	Road and port	Mining lease granted by central government.
Richards Bay Minerals (74%)	Richards Bay, KwaZulu-Natal, South Africa	Rail, road and port	Mineral rights for Reserve 4 and Reserve 10 issued by state and converted to new order mining rights on 7 May 2012. Mining rights run until 8 May 2041 for both lease areas.
Energy
Energy Resources of Australia (68.4%) Ranger	Northern Territory, Australia	Road	Mining tenure granted by Federal Government.
Rio Tinto Coal Australia* Bengalla (32%) Clermont Mine (50.1%) Hail Creek (82%) Hunter Valley Operations (80%) Kestrel (80%) Mount Thorley Operations (64%) Warkworth (44.46%)	New South Wales and Queensland, Australia	Road, rail, conveyor and port	Leases granted by state.
Rio Tinto Coal Mozambique Benga (65%)	Tete, Mozambique	Road and rail	Mining concession granted by state.
Rössing Uranium (68.6%)	Namib Desert, Namibia	Rail, road and port	National government grant.
Iron Ore
Hamersley Iron Brockman 2 Brockman 4 Marandoo Mount Tom Price Nammuldi Paraburdoo Western Turner Syncline Yandicoogina Channar (60%) Eastern Range (54%)	Hamersley Ranges, Western Australia	Railway and port (owned by Hamersley Iron and operated by Pilbara Iron)	Agreements for life of mine with Government of Western Australia.
Hope Downs 1 (50% mine, 100% infrastructure)	Pilbara region, Western Australia	Railway owned and operated by Rio Tinto	Agreements for life of mine with Government of Western Australia.
Iron Ore Company of Canada (IOC) (58.7%)	Labrador City, Province of Labrador and Newfoundland	Railway and port facilities in Sept-Îles, Quebec (owned and operated by IOC)	Sublease with the Labrador Iron Ore Royalty Corporation which has lease agreements with the Government of Newfoundland and Labrador that are due to be renewed in 2020 and 2022.
Robe River Iron Associates (53%) Mesa J Mesa A West Angelas	Pilbara region, Western Australia	Railway and port (owned by Robe River and operated by Pilbara Iron)	Agreements for life of mine with Government of Western Australia.

64    Rio Tinto 2012 Annual report

History	Type of mine	Power source
Exploration project started in 1986; construction approved 2005. Ilmenite and zirsil production started at the end of 2008. QMM intends to extract ilmenite and zirsil from heavy mineral sands over an area of about 6,000 hectares along the coast over the next 40 years.	Mineral sand dredging	On-site diesel generators
Production started 1977; initial interest acquired 1989. Fifth mining plant commissioned in 2000. One mining plant decommissioned in 2008. In September 2012, Rio Tinto doubled its holding in Richards Bay Minerals to 74 per cent following the acquisition of BHP Billiton’s entire interests.	Dune sand dredging	Contract with ESKOM
Mining commenced 1981. Interest acquired through acquisition of North 2000. Open pit mining ended December 2012.	Stockpile	On-site diesel/steam power generation
Kestrel was acquired and recommissioned in 1999. Hail Creek started in 2003. Clermont Mine commenced production in 2010. Rio Tinto completed the privatisation of Coal & Allied during 2011, which is now owned 80/20 with Mitsubishi Development, and which Rio Tinto continues to manage. Successive acquisitions of surrounding assets results in the current portfolio. Blair Athol Mine ceased operations in 2012.	Open cut and underground (Kestrel)	State-owned grid
Interest acquired in 2011. Production began in 2012.	Open pit	Mozambican national grid and diesel generators
Production began in 1976.	Open pit	Supplied by NamPower via grid network
Annual capacity increased to 68 million tonnes during 1990s. Yandicoogina first ore shipped in 1999 and port capacity increased. Eastern Range started 2004.	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron
Joint venture between Rio Tinto and Hancock Prospecting. Construction of Stage 1 to 22 million tonnes per annum commenced April 2006 and first production occurred November 2007. Stage 2 to 30 million tonnes per annum completed 2009.	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron
Interest acquired in 2000 through North. Current operation began in 1962 and has processed over one billion tonnes of crude ore since. Annual capacity 17.5 million tonnes of concentrate of which 13.5 million tonnes can be pelletised.	Open pit	Supplied by Newfoundland Hydro under long-term contract
First shipment in 1972. Annual sales reached 30 million tonnes in late 1990s. Interest acquired in 2000 through North. West Angelas first ore shipped in 2002 and mine expanded in 2005. Current capacity approximately 50 million tonnes per year.	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

riotinto.com    65

Mines and production facilities continued

Group smelters and refineries

(Rio Tinto’s interest 100 per cent unless otherwise shown)

Smelter/refinery	Location	Title/lease	Plant type/product	Capacity as of 31 December 2012 (based on 100% ownership)
Aluminium Rio Tinto Alcan
Alma	Alma, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium rod, t-foundry, molten metal, high purity, remelt, busbars	438,000 tonnes per year aluminium
Alouette (40%)	Sept-Îles, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium high purity, remelt	597,000 tonnes per year aluminium
Alucam (46.7%)	Edéa, Cameroon	100% freehold	Aluminium smelter producing aluminium slab, remelt	100,000 tonnes per year aluminium
Arvida	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium billet, molten metal, remelt	176,000 tonnes per year aluminium
Bécancour (25.1%)	Bécancour, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium slab, billet, t-foundry, remelt, molten metal	433,000 tonnes per year aluminium
Dunkerque	Dunkerque, France	100% freehold	Aluminium smelter producing aluminium slab, small form foundry, remelt	262,000 tonnes per year aluminium
Grande-Baie	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium slab, molten metal, high purity, remelt	224,000 tonnes per year aluminium
ISAL	Reykjavik, Iceland	100% freehold	Aluminium smelter producing aluminium slab, remelt, billet	191,000 tonnes per year aluminium
Jonquière (Vaudreuil)	Jonquière, Quebec, Canada	100% freehold	Refinery producing specialty aluminas and smelter grade aluminas	1,500,000 tonnes per year alumina
Kitimat(a)	Kitimat, British Columbia, Canada	100% freehold	Aluminium smelter producing aluminium billet, slab, remelt	187,000 tonnes per year aluminium
Laterrière	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium slab, remelt, molten metal	239,000 tonnes per year aluminium
Lochaber	Fort William, Scotland, UK	100% freehold	Aluminium smelter producing aluminium slab, remelt	47,000 tonnes per year aluminium
Queensland Alumina (80%)	Gladstone, Queensland, Australia	73.3% freehold; 26.7% leasehold (of which more than 80% expires in 2026 and after)	Refinery producing alumina	3,950,000 tonnes per year alumina
Saint-Jean-de-Maurienne	Saint-Jean-de-Maurienne, France	100% freehold	Aluminium smelter producing aluminium rod, remelt	142,000 tonnes per year aluminium
São Luis (Alumar) (10%)	São Luis, Maranhão, Brazil	100% freehold	Refinery producing alumina	3,500,000 tonnes per year alumina
Shawinigan	Shawinigan, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium billet, remelt	102,000 tonnes per year aluminium
Sohar (20%)	Sohar, Oman	100% leasehold (expiring 2039)	Aluminium smelter producing aluminium, high purity, remelt	372,000 tonnes per year aluminium
SØRAL (50%)	Husnes, Norway	100% freehold	Aluminium smelter producing aluminium billet, remelt	184,000 tonnes per year aluminium
Yarwun	Gladstone, Queensland, Australia	97% freehold. 3% leasehold (expiring 2101 and after)	Refinery producing alumina	3,400,000 tonnes per year alumina
Pacific Aluminium
Bell Bay	Bell Bay, Northern Tasmania, Australia	100% freehold	Aluminium smelter producing aluminium slab, molten metal, small form and t-foundry, remelt	180,000 tonnes per year aluminium
Boyne Smelters (59.4%)	Boyne Island, Queensland, Australia	100% freehold	Aluminium smelter producing aluminium billet, EC grade, small form and t-foundry, remelt	560,000 tonnes per year aluminium
Gove	Gove, Northern Territory, Australia	100% leasehold. All leases were renewed in 2011 for a further period of 42 years. The residue disposal area is leased from the Arnhem Land Aboriginal Land Trust. The Northern Territory government is the lessor of the balance of the leases; however, on expiry of the 42-year renewed term, the land subject of the balances of the leases will all vest to the Arnhem Land Aboriginal Land Trust.	Refinery producing alumina	2,650,000 tonnes per year alumina
Tiwai Point (New Zealand Aluminium Smelters) (79.4%)	Invercargill, Southland, New Zealand	19.6% freehold; 80.4% leasehold (expiring in 2029 and use of certain Crown land)	Aluminium smelter producing aluminium billet, slab, small form foundry, high purity, remelt	350,000 tonnes per year aluminium
Tomago (51.6%)	Tomago, New South Wales, Australia	100% freehold	Aluminium smelter producing aluminium billet, slab, remelt	530,000 tonnes per year aluminium

66    Rio Tinto 2012 Annual report

Smelter/refinery	Location	Title/lease	Plant type/product	Capacity as of 31 December 2012 (based on 100% ownership)
Other Aluminium
Sebree	Robards, Kentucky, US	100% freehold	Aluminium smelter producing aluminium billet, t-foundry, remelt	200,000 tonnes per year aluminium
Copper
Kennecott Utah Copper	Magna, Salt Lake City, Utah, US	100% freehold	Flash smelting furnace/Flash convertor furnace copper refinery	335,000 tonnes per year refined copper
Palabora (57.7%)	Phalaborwa, South Africa	100% freehold	Reverberatory Pierce Smith copper refinery	90,000 tonnes per year refined copper
Diamonds & Minerals
Boron	California, US	100% freehold	Borates refinery	576,000 tonnes per year boric oxide
Rio Tinto Fer et Titane Sorel Plant	Sorel-Tracy, Quebec, Canada	100% freehold	Ilmenite smelter	1,300,000 tonnes per year titanium dioxide slag, 1,000,000 tonnes per year iron
Richards Bay Minerals (74%)	Richards Bay, South Africa	100% freehold	Ilmenite smelter	1,030,000 tonnes per year titanium dioxide slag, 550,000 tonnes per year iron
Iron Ore
IOC Pellet Plant (59%)	Labrador City, Newfoundland and Labrador, Canada	100% leaseholds (expiring in 2020, 2022 and 2025 with rights of renewal for further terms of 30 years)	Pellet induration furnaces producing multiple iron ore pellet types	13,500,000 tonnes per year pellet

Notes:

(a) Capacity as at 31 December 2012 reflects the closures of two potlines in preparation for the Kitimat modernisation project. The nameplate capacity of the Kitimat smelter remains at 282,000 tonnes per year.

riotinto.com    67

Mines and production facilities continued

Information on Group power plants

(Rio Tinto’s interest 100 per cent unless otherwise shown)

Power plant	Location	Title/lease	Plant type/product	Capacity as of 31 December 2012 (based on 100% ownership)
Aluminium
Rio Tinto Alcan
Highlands power stations	Lochaber, Kinlochleven, UK	100% freehold	Hydroelectric power	109MW
Kemano power station	Kemano, British Columbia, Canada	100% freehold	Hydroelectric power	896MW
Quebec power stations	Saguenay, Quebec, Canada (Chute-à-Caron, Chute-à-la-Savane, Chutes-des-Passes, Chute-du-Diable, Isle-Maligne, Shipshaw)	100% freehold (except Péribonka lease to 2058)	Hydroelectric power	3,147MW
Vigelands power station	Nr Kristiansand, Norway	100% freehold	Hydroelectric power	26MW
Yarwun alumina refinery co-generation plant	Gladstone, Queensland, Australia	100% freehold	Gas turbine and heat recovery steam generator	160MW
Weipa power stations	Lorim Point, Andoom, Queensland, Australia	100% leasehold	On-site generation (diesel)	36MW
Pacific Aluminium
Gladstone power station (42%)	Gladstone, Queensland, Australia	100% freehold	Thermal power station	1,680MW
Gove power station	Nhulunbuy, Northern Territory, Australia	100% leasehold	Heavy oil fired thermal power station	180MW
Copper
Phalaborwa power station (57.7%)	Phalaborwa, Limpopo Province, South Africa	100% freehold	Steam turbine running off waste heat boilers at the copper smelter	9.27MW
Puncakjaya Power (22.12%)	Grasberg, Papua, Indonesia	Lease	Diesel power plant Thermal power plant	193MW
Kennecott Utah Copper Power Stations	Salt Lake City, Utah, US	100% freehold	Thermal power station Steam turbine running off waste heat boilers at the copper smelter Combined heat and power plant supplying steam to the copper refinery	175MW 31.8MW 6.2MW

68    Rio Tinto 2012 Annual report

Power plant	Location	Title/lease	Plant type/product	Capacity as of 31 December 2012 (based on 100% ownership)
Diamonds & Minerals
Boron co-generation plant	Boron, California, US	100% freehold	Co-generation uses natural gas to generate steam and electricity, used to run Boron’s refining operations	48MW
Energy
Energy Resources of Australia (Rio Tinto: 68.4%)	Ranger mine, Jabiru, Northern Territory, Australia	Lease	Five diesel generator sets rated at 5.1MW; 1 diesel generator rated at 1.9MW	27.4MW
Iron Ore
IOC power station	Sept Îles, Quebec, Canada	100% freehold	Hydroelectric power	22MW
Paraburdoo power station	Paraburdoo, Western Australia, Australia	Lease	LM6000 PC gas fired turbines	153MW
Yurralyi Maya power station (Rio Tinto: 58%)	Dampier, Western Australia, Australia	Lease	LM6000 PD gas fired turbines	180MW

riotinto.com    69

Governance

70    Rio Tinto 2012 Annual report

Letter from the chairman

Dear Shareholder,

In our pursuit of greater shareholder value, we must maintain the highest standards of corporate governance. In the section that follows, we focus on our corporate governance framework and practice, provide you with further details about the board and explain how it carries out its responsibilities to safeguard the Group’s assets. We acknowledge that the level of write-downs across our coal and aluminium businesses is deeply disappointing. Under Sam Walsh’s leadership, there is greater focus, discipline and accountability throughout the organisation. This is underpinned by your board’s oversight of the robust corporate governance framework to support our business and strategic delivery.

Strategy and risk management

My role as chairman is to lead the board and to ensure it is focused on its oversight of management and the delivery of our strategy. Sam Walsh’s role as chief executive is to focus on sustained operational excellence and growth of the business – and to do so with safety as the utmost priority. Our roles are complementary but distinct. The separation of executive and non-executive accountabilities is essential to good governance: the executives, under Sam’s leadership, have an operational role, whereas the non-executives have an oversight role, ensuring accountability and exercising strong and deliberate challenge through the board decision-making process to ensure appropriate control mechanisms are in place to safely implement our strategy and plans.

Your board devotes much of its time to reviewing, debating and challenging proposals for investment from management, as well as dealing with a wide range of other issues including safety and the Group’s strategic direction, monitoring business performance, optimising capital allocation and expenditure whilst carefully evaluating the wide range of risks facing the business.

Board composition

The board places great emphasis on succession planning, both non-executive and executive. Even though we were successful in bringing forward new talent to the executive team in 2012, the impairments which we booked in early 2013 led to the departure of Tom Albanese and Doug Ritchie. The board is grateful to Tom and Doug for their significant contributions to Rio Tinto over their many years with the Group, and was pleased to appoint Sam Walsh as chief executive. Sam’s many years of experience with the Company will ensure a rapid and effective transition towards building a stronger business. The board has also appointed Chris Lynch as chief financial officer-designate. He has a wealth of experience, both within and outside the sector, and will be a great asset to the Executive Committee. The board was also pleased to announce the promotion of Jean-Sébastien Jacques as chief executive, Copper, following Andrew Harding’s move to lead the Iron Ore group.

Our efforts continue to focus on ensuring that the profile, skill sets, diversity and individual qualities of our executives and non-executives can serve the current and future needs of the business and the ever-changing environment in which we operate.

We are a balanced and diverse board, comprising myself as chairman, three executive directors and eight independent non-executive directors, all of whom meet strict independence criteria. The directors bring with them truly international experience from a wide range of professional, business and public office backgrounds. For Rio Tinto, diversity embraces a range of different measures, including, of course, gender diversity. We have adopted a diversity and inclusion policy and set measurable objectives for achieving diversity across the Company, including on the board.

We provide new board members with a detailed induction programme and extensive ongoing training, including site visits. In 2012, we visited our mineral sand and coal operations in Southern Africa. We also visited our alumina refineries in Queensland and our underground copper mine in Northparkes, New South Wales, Australia.

Board evaluation

For the first time in 2012, the board’s annual performance evaluation was facilitated by an independent external expert, and the board will devote considerable attention to the outcomes of this exercise, when the outcomes are shared in the first half of 2013. I remain happy with the overall effectiveness of the board and the contribution each member of the board is making, while recognising the need for continuous improvement and a focus on accountability, values, strong governance and prudent management of risk in the delivery of our strategy.

We want to ensure we have people on your board for whom corporate governance is not simply a set of rules: we need those who embrace it and appreciate that we want to manage the Group in the interests of all our stakeholders. Good governance is at the heart of everything we do. As you will read in the sections that follow, the board committees, under the effective leadership of their respective chairs, carry out important and demanding roles on the board’s behalf and facilitate the embedding of effective governance across the organisation.

Yours sincerely,

Jan du Plessis

Chairman

riotinto.com    71

Corporate governance

Rio Tinto takes a unified approach to corporate governance to comply with the regulatory obligations associated with its three principal stock exchange listings in the UK, Australia and the US.

Statement of compliance with governance codes and standards in 2012

In compiling this report, the directors have referred to the June 2010 edition of the UK Corporate Governance Code (the Code), the Australian Securities Exchange (ASX) Corporate Governance Principles and Recommendations (the ASX Principles), and the New York Stock Exchange (NYSE) Corporate Governance Standards (the NYSE Standards).

Throughout 2012, and at the date of this report, the Group applied the principles of, and was compliant with the provisions of, the Code and with the ASX Principles.

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

Rio Tinto has a Nominations Committee, information about which is set out on page 77. This committee does not develop corporate governance principles for the board’s approval. The board itself performs this task and approves the Group’s overall system of governance and internal controls.

Further information about the corporate governance framework is available in the “Shareholders” section of Rio Tinto’s website.

The board

Rio Tinto plc and Rio Tinto Limited have a common board of directors. The directors are responsible for the success of the Group and, through the independent oversight of management, are accountable to shareholders for the performance of the business.

Role and responsibilities

The principal role of the board is to set the Group’s strategy and to regularly review its strategic direction. In doing this, the board also has responsibility for corporate governance and oversees management’s control and accountability framework.

A formal schedule of matters reserved by the board has been established by the directors. This covers areas such as the Group’s strategy, major investments, acquisitions and divestments and oversight of risk. It is available on the website.

Responsibility for day-to-day management of the business is delegated to the chief executive and the Executive Committee. In turn, authorities are also delegated to individual members of the Executive Committee, all within an agreed financial control framework. As part of the annual financial planning process, the board sets annual performance targets, which include personal and business performance measures, under the Group’s short-term incentive plan (detailed on page 97). These performance targets are determined by the Remuneration Committee on behalf of the board for the chief executive based upon his proposals and objectives for the year. The chief executive establishes targets for the other members of his Executive Committee which are then cascaded throughout management teams. Further details of the performance evaluation of the executive directors and other senior executives is discussed in the Remuneration report.

Board balance and independence

Board composition

The names, skills and experience of each director together with their terms in office are shown in the biographical details on pages 83 to 85. Details of changes to the board during 2012 and in the year to date are set out in the Directors’ report on page 89.

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

Among the key criteria of the independence policy are independence from management and the absence of any business relationship which could materially interfere with the director’s independence of judgment and ability to provide a strong, valuable contribution to the board’s deliberations, or which could interfere with the director’s ability to act in the best interests of the Group. Where contracts in the ordinary course of business exist between Rio Tinto and a company in which a director has declared an interest, these are reviewed for materiality to both the Group, and the other party to the contract. “Material” is defined in the policy as being where the relationship accounts for more than two per cent of either party’s consolidated gross revenue per annum, although the test also takes other circumstances into account. The chairman was considered independent upon his appointment under the Code, and in the board’s view he continues to satisfy the tests for independence under the ASX Principles and the NYSE Standards.

72    Rio Tinto 2012 Annual report

Executive directors’ other directorships

Executive directors may be invited to become non-executive directors of other companies. The Nominations Committee, on behalf of the board operates a procedure under which approval may be given to accept such invitations recognising the benefit to be derived to the individual and to Rio Tinto from such appointments. For further information see page 101.

Election and re-election

The directors may appoint additional members to join the board during the year. Directors appointed in this way will be subject to election by shareholders at the first annual general meetings after their appointment. In subsequent years, the directors are expected to submit themselves for re-election at the annual general meetings each year.

Non-executive directors are normally expected to serve at least six years and, except in special circumstances, would not normally serve more than nine years.

Lord Kerr has been a non-executive director since 2003 and has therefore already served for nine years.

Given the recent executive changes, he has agreed to stand for re-election to the boards at the AGMs. The board considers that Lord Kerr will provide continuity given his significant knowledge of the business and has confirmed that he continues to be independent in carrying out his role.

Governance processes

In 2012, there were eight scheduled board meetings and one board meeting convened and held at short notice. Details of the directors’ attendance at all of the board and committee meetings held in 2012 are set out on the following page.

The board has regular discussions with the executives on the Group’s strategy. These discussions will typically include strategy presentations that are given by product group chief executives, or other members of management. An annual two-day strategy-setting meeting with the Executive Committee is held which includes broader, detailed review sessions on the Group’s strategic direction. The outputs from this event help underpin the board’s annual financial planning exercise and provide strategic direction and focus to the executive team through effective allocation of the Group’s resources.

Directors receive timely, regular and appropriate information to enable them to fulfil their duties. They also have direct access to the advice and services of the company secretaries. The directors are also able to obtain independent professional advice at the Group’s expense.

In addition, the directors are in regular informal communication with members of the Executive Committee and other members of management. This helps to foster an open and regular exchange of knowledge and experience.

All new non-executive directors undertake a formal induction programme. In addition, they are routinely provided with training and development opportunities. The directors are also encouraged to participate in site visits to the Group’s operations around the world and to meet with local employees. In 2012, the board visited our bauxite and alumina operations in Gladstone, Queensland, our copper mine at Northparkes, New South Wales, our mineral sand operations in Richards Bay, South Africa and our coal business in Mozambique.

Board performance evaluation

An annual exercise is undertaken to evaluate the effectiveness of the board, board committees and individual directors.

For 2012, the board evaluation process was facilitated by Independent Board Evaluation, an independent external consultancy with no other connection with the Company, engaged by the chairman and co-ordinated by the company secretary.

A comprehensive brief was provided to Independent Board Evaluation. The evaluation process involved the consultant attending board and committee meetings in an “observer” capacity. This was supported by detailed interviews conducted with every board member and members of the Executive Committee and the company secretary.

Based on these interviews, the senior independent non-executive director received a report on the chairman, and feedback on his performance has been provided to him.

The chairman appraised the performance of non-executive directors and provided feedback on each individual’s performance and contribution.

A similar process was followed for the board committees. Independent Board Evaluation provided feedback to each of the committee chairs on the performance of each committee. In turn, this will be discussed and any actions agreed by each committee later this year.

Following the conclusion of this evaluation exercise, the board plans to hold a dedicated session at one of its scheduled meetings to discuss the output from the performance evaluation and to consider what actions to put into effect during the remainder of 2013.

riotinto.com    73

Corporate governance continued

Directors’ membership of and attendance at board and Committee meetings during 2012

	Board scheduled(f)	Board short notice(f)	Audit Committee(f)	Remuneration Committee(f)	Sustainability Committee(f)	Nominations Committee(f)	Chairman’s Committee(f)
Jan du Plessi(a)	7/8	1/1	–	7/7	–	4/4	19/19

Tom Albanese(b)	8/8	1/1	–	–	–	–	18/19

Guy Elliott	8/8	1/1	–	–	–	–	16/19

Sam Walsh(c)	8/8	1/1	–	–	–	–	–

Robert Brown	8/8	1/1	–	–	5/5	4/4	–

Vivienne Cox	8/8	1/1	–	–	5/5	4/4	–

Michael Fitzpatrick	8/8	1/1	6/6	9/9	–	4/4	–

Ann Godbehere	8/8	1/1	6/6	–	–	4/4	–

Richard Goodmanson	8/8	1/1	–	9/9	5/5	4/4	–

Andrew Gould(d)	2/3	1/1	–	3/4	–	1/2	–

Lord Kerr	8/8	1/1	6/6	–	5/5	4/4	–

Chris Lynch(e)	8/8	1/1	4/4	–	–	4/4	–

Paul Tellier	8/8	1/1	6/6	9/9	–	4/4	–

John Varley	7/8	1/1	–	9/9	–	4/4	–

(a)	Appointed to the Remuneration Committee on 7 February 2012
(b)	Stood down from the board on 17 January 2013
(c)	Appointed chief executive on 17 January 2013
(d)	Retired from the board on 10 May 2012
(e)	Appointed to the Audit Committee 1 June 2012. Appointed chief financial officer-designate on 1 March 2013, at which time Chris Lynch resigned from the Committee.
(f)	Number of meetings attended/maximum the director could have attended

Governance structure

The board has established formal committees which are responsible for audit, remuneration, sustainability and matters relating to executive and non-executive succession. In addition, a Chairman’s Committee operates under delegated authority between scheduled board meetings. These support the board in ensuring that high standards of corporate governance are maintained across the Group.

The committees are governed by terms of reference, set and approved by the board, which are reviewed annually and can be viewed on the “corporate governance” section of the website.

The chief executive is assisted by the Executive Committee in monitoring performance and delivering Rio Tinto’s strategy.

74    Rio Tinto 2012 Annual report

Progress against our priorities

What we said

•	Review financial and non-financial performance metrics to retain a strong balance sheet;

•	Review executive succession planning under the leadership of the Nominations Committee; and

•	Deliver year-on-year improvement in safety performance.

What we have achieved

•	Carried out the annual strategy session at which we reconfirmed through optimising our asset allocation strategy to balance capital management/dividend versus growth focus on the pursuit of greater shareholder value;

•	Continued focus on succession planning, including changes to the Executive Committee implemented in September 2012 and February 2013;

•	Hosted two governance round-table meetings with key Australian and UK investors covering the role and accountabilities of the board and committees; and

•	Continued focus on safety improvement and simplifying performance assessment so as to be based upon safety measures rather than programmes to drive performance.

What are our priorities

Strategy

•	We invest in and operate large, long-life, low-cost mines and businesses in the most favourable industry sectors.

•	We pursue greater value for shareholders and optimise future capital allocation by prioritising and investing in only the highest returning projects.

•	We continue to focus on retaining a strong balance sheet.

Succession and diversity

•	Maintain a focus on executive and non-executive succession planning, taking into account the Group’s diversity and inclusion policy.

Performance

•	Delivering on existing commitments and growth projects.

•	Enhance performance at existing businesses by unlocking substantial productivity improvements, aggressively reducing costs and improved management of our sustaining capital.

•	Target cumulative cash cost savings of over US$5 billion by the end of 2014.

•	Strengthen existing management systems; instilling greater rigour to internal review processes; introducing greater clarity and accountability to decision-making; and clearer line of sight to critical business issues.

•	Continue focus on improved safety performance.

Board committees

Audit Committee

Members of the Committee are Ann Godbehere (chair), Mike Fitzpatrick, John Kerr and Paul Tellier. Chris Lynch was appointed to the Committee on 1 June 2012 and stood down upon his appointment as chief financial officer-designate on 1 March 2013.

Key responsibilities

The primary function of the Audit Committee is to assist the board in fulfilling its responsibilities by monitoring the integrity of financial reporting, internal control, risk management and compliance systems.

The Audit Committee’s main responsibilities include the review of accounting principles, policies and practices adopted in the preparation of public financial information, review with management of procedures relating to financial controls, including internal audit plans and reports, review with external auditors of the scope and results of their audit, review and approval of the auditors’ fees, the nomination of auditors for appointment by shareholders, and the review of and recommendation to the board for approval of risk management policies and processes. It also oversees the whistleblowing programme.

In carrying out its responsibilities the Committee has full authority to investigate all matters that fall within its terms of reference. Accordingly, the Committee may:

•	obtain independent professional advice in the satisfaction of its duties at the cost of the Group; and

•	have direct access to the resources of the Group as it may reasonably require including the external and internal auditors.

Governance processes

The Committee met six times in 2012. The chairman, chief executive, chief financial officer, other senior management and external and internal auditors regularly attend its meetings.

The members of the Committee are independent and free of any relationship that would affect their impartiality in carrying out their responsibilities. The members meet the independence requirements of the Code, the ASX Principles and the NYSE Standards. The Committee meets the composition, operation and responsibility requirements of the ASX Principles.

The Committee is also bound by SEC requirements for audit committees’ financial experts and the Code and ASX Principles requirement that at least one Committee member should have recent and relevant financial qualifications and experience. Ann Godbehere, chairman of the Committee, is considered by the board to have recent and relevant financial experience, and financial qualifications, and has been designated the Committee’s financial expert. All other members of the Committee are, in the opinion of the Committee, deemed to be financially literate by virtue of their business experience.

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

The Committee considered reports from PwC and Group Audit & Assurance on the activities undertaken in reviewing and auditing the control environment in order to assess the quality and effectiveness of the internal control system. This included an evaluation of the effectiveness of the Group’s internal controls over financial reporting and the Group’s disclosure controls and procedures in accordance with sections 404 and 302 of the Sarbanes Oxley Act 2002. A review of the scope and the outputs from the annual Internal Control Questionnaire, a key element of Rio Tinto’s internal control framework, was also evaluated.

riotinto.com    75

Corporate governance continued

The external auditor attended all six Committee meetings during the year. In advance of the Committee meetings, the audit partners brief the chairman on key matters. Private sessions are routinely held with members of the external audit team to discuss the status of the audit and nature of interaction with management.

During the year, the Committee reviewed the effectiveness of PwC for Group audit and local statutory audit work. The evaluation, managed by the Group’s financial controllers, took the form of a survey comprising a range of questions covering objectivity, quality, and efficiency, and was completed by individual Rio Tinto business units. The results of this survey were presented to the Committee which concluded that PwC continued to provide a high-quality audit and an effective and independent challenge to management. The Committee was satisfied with the external audit process and that the independence of the external auditors was in no way compromised.

PwC has been the external auditor since the formation of the dual listed company structure in 1995. The Committee does not consider it necessary at the present time to undertake a tender process for the Group’s external auditors. Since 2002, PwC has followed the requirements of the Sarbanes-Oxley Act 2002 and APB Ethical Standards and rotated both the lead UK and Australian audit partners at least every five years. This continued refreshing of the team brings new perspectives to the audit and promotes healthy debate between auditors and management as well as the Committee. The current UK audit engagement partner, Richard Hughes, was appointed for the 2011 year end and therefore 2015 will be his last year of involvement before transition to a new engagement partner. The Australian audit engagement partner, Paul Bendall, was appointed for the 2012 year end and therefore 2016 will be his last year.

What we did in 2012

•	Established dedicated induction, training and development programme for all committee members;

•	Reviewed Internal Audit Strategy for 2013/14;

•	Monitored effectiveness of the Group’s risk management process;

•	Oversight of transition of Australian external audit partner;

•	Appointment of new head of Group Audit & Assurance;

•	Engaged with European Commission over EU audit reform proposals; and

•	Focused on impairment, acquisitions and the Annual report.

What we are doing in 2013

•	In compliance with the revised Code, reviewing the Committee’s scope and accountabilities to ensure that, if requested by the board, it can monitor the effectiveness of the Group’s reporting processes and provide advice on whether the annual report and accounts, taken as a whole, is fair, balanced and understandable;

•	Reviewing and, as appropriate, enhancing the Committee’s disclosures regarding its activities during the year, including discussion of significant issues it has considered, and a discussion of the processes and checks carried out to ensure the effectiveness and independence of the external auditors;

•	Reviewing and reinforcing the existing process and control environment;

•	Monitoring and evaluating the effectiveness of the Group’s risk management processes and controls;

•	Overseeing the 2014 Group Audit & Assurance planning process and, specifically, the 2014 Internal Audit plan;

•	Continuing the focus on dedicated training and development sessions for Committee members on a range of technical accounting subjects. Subjects earmarked for 2013 include accounting for asset retirement obligations; and accounting for exploration, evaluation and capital projects.

 Ann Godbehere

 Chairman

76    Rio Tinto 2012 Annual report

Nominations Committee

Members of the Committee comprise Jan du Plessis (chair) and all of the serving non-executive directors.

Key responsibilities

The Committee is responsible, on behalf of the board, for regularly assessing the balance of executive and non-executive directors and the composition of the board in terms of the diversity and capacity required to oversee the delivery of the Rio Tinto strategy.

The Committee develops and agrees in advance the desired profiles of potential candidates for board membership. It oversees the recruitment process and engages external search consultants to manage searches on its behalf, including constructing shortlists comprising candidates from diverse backgrounds. Following a final review of shortlisted candidates, the Committee will make a recommendation for new board members to the board for approval.

On behalf of the board, the Committee also reviews proposals for senior executive appointments, monitors executive succession planning and oversees the board’s policy on external appointments of Executive Committee members.

Governance processes

In 2012, the Committee met four times.

The members of the Committee are independent in accordance with the independence policy adopted by the board.

What we did in 2012

•	Undertook regular executive succession planning reviews, particularly in relation to the chief executive and the chief financial officer, and the appointment of a new member to the Executive Committee;

•	Continued the search for new, suitably diverse directors with good understanding and experience of the world’s emerging economies; and

•	Further developed the quality and depth of senior management.

What we are doing in 2013

•	Continue regular executive succession planning reviews taking into account the Group’s Diversity and Inclusion policy;

•	Focus on the addition of new, suitably qualified and diverse directors; and

•	Review the output from a diversity review in order to gauge progress against the aspiration for the right mix of skills and diversity on the board.

Jan du Plessis

Chairman

Sustainability Committee

Members of the Committee are Richard Goodmanson (chair), Robert Brown, Vivienne Cox and John Kerr.

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

Governance processes

In 2012, the Committee met five times. The chairman, chief executive, and other senior management regularly attend its meetings.

The members of the Committee are all independent.

What we did in 2012

•	Reviewed reputational risks around non-managed operations within the wider context of identified risks within the Committee’s remit;

•	Undertook “deep dives” on key risks associated with underground mining, and management’s plans for tackling them; and

•	Undertook locally-focused sustainable development reviews with management during site visits to Richards Bay Minerals, and Gladstone, Queensland.

What we are doing in 2013

•	Review key risks, associated with mine closure and legacy matters, communities and social performance, and energy, environment and climate change and management’s plans for tackling them;

•	Review work plans formulated for health, safety, environment, communities and employment practices; and

•	Undertake “deep dives” around major risk areas, including through site visits.

Richard Goodmanson

Chairman

Remuneration Committee

Members of the Committee are John Varley (chair), Jan du Plessis (appointed to the Committee on 7 February 2012), Mike Fitzpatrick, Richard Goodmanson, and Paul Tellier. Andrew Gould was a member of the Committee until his retirement on 10 May 2012.

Key responsibilities

The Remuneration Committee assists the board to fulfil its oversight responsibility to shareholders to ensure that remuneration policy and practices reward fairly and responsibly and with a clear link to corporate and individual performance.

The report of the Remuneration Committee on pages 92 to 125 has been recommended by the Committee for approval by the board.

riotinto.com    77

Corporate governance continued

Chairman’s Committee

Members of the Committee are Jan du Plessis (chair), Guy Elliott, Chris Lynch, further to his recent appointment as chief financial officer-designate, and Sam Walsh.

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

Diversity and inclusion

Our commitment to diversity and inclusion

We are a global company and, wherever we operate and across every part of our business, we strive to create an inclusive culture in which difference is recognised and valued. By bringing together men and women from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives, we believe that we are able to develop the best solutions to challenges and deliver sustainable value for Rio Tinto and its stakeholders.

What diversity and inclusion means for Rio Tinto

•	Embracing workforce diversity – age, gender, race, national or ethnic origin, religion, language, political beliefs, sexual orientation, and physical ability.

•	Valuing diversity of perspective – leveraging the diverse thinking, skills, experience and working styles of our employees and other stakeholders.

•	Building a flexible organisation – providing opportunities for work arrangements that accommodate the diverse needs of individuals at different career and life stages.

•	Respecting stakeholder diversity – developing strong and sustainable relationships with diverse shareholders, communities, employees, governments, customers and suppliers.

How we support diversity and inclusion

We use the following to drive action and build awareness about diversity and inclusion:

•	Governance models

•	Policies, practices and targets

•	Leadership and cultural competence

•	Stakeholder relationships

•	Education and communication

We prioritise long and short-term programmes based on need and impact.

Read a summary of our Diversity and Inclusion Policy in the “corporate governance” section of our website.

Our current focus

Our goal is to have a workforce that is representative of the countries and communities in which we operate. Currently, our focus is to improve the representation of women and of people from nationalities which are under-represented in our workforce and continue to build an inclusive culture in which all talent can thrive.

Some of the activities and initiatives relating to diversity that we undertook during the year are:

•	The development of executive-sponsored diversity and inclusion plans within the product groups and geographies in alignment with business goals and the Group Diversity and Inclusion strategy aimed at increasing the diversity in our workforce at all levels and building a more inclusive culture. Progress will be evaluated each year by the Executive Committee and Group Diversity Council beginning in 2013.

•	The design of a diversity and inclusion scorecard to accompany the above plans with metrics in three areas: 1) Who we are (demographics); 2) How we behave (performance and development); and 3) What we stand for (values), to be applied across Rio Tinto to help baseline, trend and track progress as well as to address areas where we may be underperforming.

•	The active involvement with Women in Mining groups, professional women’s associations and other targeted recruiting efforts to raise awareness about Rio Tinto and to increase the attraction, development and retention of talented women wherever we operate.

78    Rio Tinto 2012 Annual report

•	The publication of a resource and training manual to accompany our Why gender matters guide to further integrate gender, diversity and human rights considerations into the management and planning of all Communities and Social Performance (CSP) work across all sections of our business.

•	The launch of easily-accessible language learning applications with access to over 23 languages to encourage employees to improve existing foreign language skills as well as to learn new languages.

•	Expansion of our diversity champions network group to include additional geographies and operations and the establishment of several new business unit diversity councils and committees across Rio Tinto increasing leadership engagement, cross-company collaboration, and the sharing and replication of best practices.

•	The expansion of training programmes aimed at countering unconscious bias-targeting senior leaders, hiring managers and recruiters to help minimise the impact of bias in recruitment and development practices as well as to improve cross-cultural interactions and relationship building needed to globalise our business.

•	The continuation of a three-year commitment by the chairman to mentoring high-potential female board candidates through the FTSE100 Cross-company Mentoring Programme.

Proportion of women employees and board members

In 2012, the proportion of women on the board was 14 per cent, in senior management 15 per cent and in the overall workforce 18 per cent.

Measurable objectives and progress

We established the following five-year measurable objectives for workforce diversity at the start of 2011.

Measurable objective	Progress during 2012
Women to represent 20 per cent of our senior management by 2015.	Women represented 15 per cent of our senior management in 2012.
Women to represent 40 per cent of our 2015 graduate intake.	Women represented 30 per cent of our 2012 graduate intake.
15 per cent of our 2015 graduate intake to be nationals from regions where we are developing new businesses.	24 per cent of our 2012 graduate intake were nationals from regions where we are developing new businesses.

Two further objectives relating to diversity of the board were established for 2012:

•	The Nominations Committee will undertake a review of board diversity.

•	For each director selection and appointment process, the external search firm supporting the Nominations Committee will put forward at least one credible and suitably experienced female candidate.

An assessment of board diversity was completed in 2012 with the support of an external consultancy, Independent Board Evaluation. The output from that assessment will be reviewed in the context of the board’s succession plans during 2013.

The search firm was instructed to put forward at least one credible and suitably experienced female candidate for the searches undertaken during 2012. Their details were included in submissions made to the Nominations Committee. No appointment of a non-executive director was made in 2012. Accordingly, this objective remains in place for 2013.

The board has decided to adopt an additional measurable objective directed at gender diversity to undertake specialist training aimed at countering unconscious bias, designed to influence the mindsets that hinder the progress of women and minority groups within the Group.

The board will assess progress against these objectives annually.

Board diversity

More information about the board’s process for the selection, appointment and election of directors is available in the “corporate governance” section of the website.

The Nominations Committee regularly reviews the structure, size and composition of the board. As a consequence of this review in 2012, the board confirmed the following statement as to the mix of skills and diversity it is looking to achieve in membership of the board.

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

riotinto.com    79

Corporate governance continued

Other disclosures

Global code of conduct

Rio Tinto’s commitment to integrity and compliance is set out in The way we work. This contains principles and standards of conduct which reaffirm the Group’s commitment to integrity and compliance. It is inspired by our four core values: accountability, respect, teamwork and integrity.

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

Each policy is supported by standards and guidance, expanding on the minimum expectations on topics such as antitrust, continuous disclosure, anti-bribery, compliance, cultural heritage and health, safety and the environment. These policies and standards apply to all Rio Tinto managed businesses. Where the Group does not have operating responsibility for a business, Rio Tinto’s policies are communicated to its business partners and they are encouraged to adopt similar policies of their own. Rio Tinto employees are required to undertake training about the requirements of The way we work and other core policies.

“Whistleblowing” programme

The board has adopted a confidential and independently operated whistleblowing programme called Speak-OUT. This offers an avenue where concerns can be reported anonymously if employees so choose, subject to local law. This can include any significant concerns about the business, or behaviour of individuals, including suspicion of violations of financial reporting, safety or environmental procedures or business integrity issues generally. During 2012, enhanced features were introduced to the programme, including improved web submission, a new case management tool to better manage cases, and a reporting tool to allow for improved analysis of case statistics and reporting. Rio Tinto is also looking at ways to increase the positive awareness of Speak-OUT among employees.

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

The annual general meetings present an opportunity to provide a summary business presentation, to inform shareholders of recent developments and to give them the opportunity to ask questions. Generally, the chairs of all board committees will be available to answer questions raised by shareholders and all directors are expected to attend where possible. In 2012 all of the directors attended the annual general meetings. Rio Tinto’s external auditor, PricewaterhouseCoopers, attends the annual general meetings and is available to answer questions about the conduct of the external audit and the preparation and content of the independent auditors’ report. Any questions received and answers provided ahead of the annual general meetings are made available to shareholders, who also have the opportunity to meet informally with directors after the meetings.

The main channels of communication with the investment community are through the chairman, chief executive and chief financial officer, who have regular meetings with the Companies’ major shareholders. The senior independent director, other board committee chairs, and non-executive directors are also available on request. The senior independent director has a specific responsibility to be available to shareholders who have concerns, and where contact with the chairman, chief executive or chief financial officer has failed to resolve their concerns, or for whom such contact is inappropriate.

During 2012, these meetings with the investment community focused on the issues of strategy, board succession, corporate governance, executive remuneration, and the operational and financial performance of the Group. Regular investor seminars provide a two-way communication opportunity with investors and analysts, whilst in 2012, corporate governance round tables were hosted to provide investors with an opportunity to engage with non-executive directors. Feedback from such engagement is routinely communicated to the board. Surveys of major shareholders’ opinions are presented to the board by the Group’s investor relations advisers on a regular basis.

Risk management

Risk management

Rio Tinto’s overriding objective is to generate attractive sustainable returns to shareholders through a strategy of investing in large, long-term, low-cost mines and businesses. The directors recognise that creating shareholder return is the reward for taking and accepting risk. The risks facing shareholders are, to some extent, managed by the Group’s diversified portfolio of assets spread across multiple geographies, currencies and commodities.

A description of the risk factors that could affect Rio Tinto are found on pages 10 to 12.

Risk policy and standard

The board recognises that risk is an integral component of the business, and that it is characterised by both threat and opportunity. The Group fosters a risk aware corporate culture in all decision-making, and is committed to managing all risk in a proactive and effective manner through competent risk management. To support this commitment, risk is analysed in order to inform the management decisions taken at all levels within the organisation. The principles of the risk analysis and management process are set out in the Risk policy and standard which is on the website.

80    Rio Tinto 2012 Annual report

Risk approach

The Risk policy and standard is supported by an integrated framework of risk governance and reporting specifying how the Group organises the handling of risk. Together with the policy, the framework provides an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. Clear accountability for risk management is defined throughout the Group and is a key performance area of line managers. The process has been in place for 2012 and up to the date of the report.

To support risk understanding and management at all levels, the Group Risk function provides the necessary infrastructure, information collation for the senior executive, and co-ordination between other risk-focused functions. Group Risk reports into the Risk Management Committee.

Internal controls

The directors are responsible for the Group’s system of internal controls and for reviewing annually its effectiveness in providing shareholders with a return on their investments that is consistent with a responsible assessment and management of risks. This includes reviewing financial, operational and compliance controls and risk management procedures and their effectiveness. The directors have completed their annual review and assessment for 2012. Whilst the Audit Committee is responsible for oversight of the effectiveness of the risk management process, accountability for identifying and managing risks rests with the chief executive and is cascaded throughout the Group through the Executive Committee.

Internal risk control systems

Two of the Group’s management committees, the Executive Committee and the Disclosure and Procedures Committee, regularly review reports related to the Group’s control framework in order to satisfy the internal control requirements of the Code, the ASX Principles, the NYSE Standards and section 404 of the Sarbanes-Oxley Act 2002. Each year, the leaders of the Group’s businesses and functions complete an Internal Control Questionnaire that seeks to confirm that adequate internal controls are in place, are operating effectively and are designed to capture and evaluate failings and weaknesses, if any exist, and that action is taken promptly, as appropriate. The results of the internal control evaluation are presented to the Audit Committee in support of their review of the Group’s internal controls. The Group Audit & Assurance function performs reviews of the integrity and effectiveness of control activities and provides regular reports to the Audit Committee, Sustainability Committee and other management committees.

In 2012, information was reported by management to the Audit Committee to enable it to assess the effectiveness of the internal controls and the management of material business risks. In addition, as part of their role, the board and its committees routinely monitor the Group’s material business risks.

Due to the limitations inherent in any risk management system, the process for identifying, evaluating and managing the material business risks is designed to manage, rather than eliminate, risk and to provide reasonable, but not absolute assurance, against material misstatement or loss. Certain risks, for example natural disasters, cannot be managed to an acceptable degree using internal controls. Such major risks are transferred to third parties in the international insurance markets, to the extent considered appropriate. The Group has material investments in a number of jointly controlled entities and associates. Where Rio Tinto does not have managerial control, it cannot guarantee that local management of mining and related assets will comply with Rio Tinto standards or objectives. The review of their internal controls is less comprehensive than that of the Group’s managed operations.

Auditors and internal assurance

As indicated in the report of the Audit Committee on page 75,

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

At half year and year end, the chief financial officer and the external auditors submit to the Audit Committee a schedule of the types of services that were performed during the period. The Audit Committee may impose a financial limit on the total value of other permitted services that can be provided. Any non-audit service provided by the external auditors, where the expected fee exceeds a pre-determined level, must be subject to the Group’s normal tender procedures.

In exceptional circumstances, the chief financial officer is authorised to engage the external auditors to provide such services without going to tender, but if the fees are expected to exceed certain pre-determined limits then the chairman of the Audit Committee must give prior approval of the engagement.

Further information on audit and non-audit fees of the Group’s external auditors as well as remuneration payable to other accounting firms, is set out in note 40 to the financial statements and in the Directors’ report.

Group Audit & Assurance

Group Audit & Assurance is an internal function which provides independent and objective assurance on the adequacy and effectiveness of the Group’s systems for risk management, internal control and governance together with recommendations to improve the efficiency and effectiveness of the relevant systems and processes. The function has adopted international auditing standards set by the Institute of Internal Auditors (IIA).

The function operates independently of management, under a mandate approved by the Audit Committee and the Sustainability Committee and has full access to all functions, records, property and personnel of the Group. The head of Group Audit & Assurance reports functionally to both the Audit Committee and Sustainability Committee, providing each Committee with information relevant to their specific terms of reference.

A risk-based approach is used to focus assurance activities on high-risk areas and audit plans are presented annually to the Audit Committee and Sustainability Committee for approval.

In respect of its internal audit function, Rio Tinto utilises the services of external service providers. The Audit Committee has a policy which addresses conflicts of interest in relation to management requested engagements of the service provider. The policy complies with the IIA’s standards on independence. Certain services are pre-approved under the policy as they would not be in conflict with the internal auditor’s role. There is a list of prohibited services which may not be undertaken without approval of the head of Group Audit & Assurance, and guidance on the consideration of services which may give rise to a conflict of interest.

Financial reporting

Financial statements

The directors are required to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group as at the end of the financial period, and the profit or loss and cash flows for that period. This includes preparing financial statements in accordance with UK company law which give a true and fair view of the state of the Company’s affairs, and preparing a Remuneration report which includes the information required by Regulation 11, Schedule 8 of the Large and Medium Sized Companies and Groups (Accounts and Reports) Regulations 2008 and the Australian Corporations Act 2001.

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

riotinto.com    81

Corporate governance continued

other jurisdictions. The work carried out by the auditors does not involve consideration of such developments and, accordingly, the external auditors accept no responsibility for any changes, should any be made, to the financial statements after they are made available on the website.

The directors, senior executives, senior financial managers and other members of staff who are required to exercise judgment in the course of the preparation of the financial statements are required to conduct themselves with integrity and honesty and in accordance with the ethical standards of their profession and/or the business.

The directors consider that the 2012 Annual report presents a true and fair view and has been prepared in accordance with applicable accounting standards, using the most appropriate accounting policies for Rio Tinto’s business and supported by reasonable judgments and estimates. The accounting policies have been consistently applied. The directors have received a written statement from the chief executive and the chief financial officer to this effect. In accordance with the internal control requirements of the Code and the ASX Principles Recommendation 7.3, this written statement relies on a sound system of risk management and internal controls and confirms that the system is operating effectively in all material respects in relation to financial reporting risks.

Disclosure controls and procedures

The Group maintains disclosure controls and procedures as such term is defined in US Exchange Act Rule 13a-15(e). Management, with the participation of the chief executive and chief financial officer, has evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report and has concluded that these disclosure controls and procedures were effective at a reasonable assurance level.

Management’s report on internal control over financial reporting

The management of Rio Tinto plc and Rio Tinto Limited is responsible for establishing and maintaining adequate internal control over financial reporting. The Companies’ internal control over financial reporting is a process designed under the supervision of their common chief executive and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the Group’s published financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS).

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

Management conducted an assessment of the effectiveness of internal control over financial reporting as of 31 December 2012, based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and concluded that it was effective.

PricewaterhouseCoopers LLP and PricewaterhouseCoopers, the auditors of Rio Tinto plc and Rio Tinto Limited respectively, audited the Financial statements included in this Form 20-F and audited the effectiveness of internal controls over financial reporting as of 31 December 2012. Their audit report is included on page 226 of this Annual Report on Form 20-F.

There were no changes in the internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting of each of Rio Tinto plc and Rio Tinto Limited.

82    Rio Tinto 2012 Annual report

Board of directors

Key for committee memberships:

(A) Audit Committee

(R) Remuneration Committee

(N) Nominations Committee

(S) Sustainability Committee

(C) Chairman’s Committee

(I) Independent

Jan du Plessis (R, N and C)

Chairman, BCom, LLB, CA(SA), age 59

Appointment: Director of Rio Tinto since 2008. He was appointed chairman in April 2009. He is the chairman of the Nominations Committee.

Skills and experience: Jan, a South African and British citizen, worked in various management positions in the South African Rembrandt Group from 1981 and in 1988 became group finance director of Compagnie Financière Richemont, the Swiss luxury goods group, before being appointed chairman of British American Tobacco plc (BAT) in 2004, a position which he held until 2009. Jan has been based in Europe for most of his career.

External appointments (current and recent): Non-executive director and senior independent non-executive director of Marks and Spencer Group plc since 2008 and March 2012, respectively, non-executive director of BAT from 1999 until 2009 and chairman of the board from 2004 until 2009, non-executive director and chairman of the audit committee of Lloyds Banking Group plc from 2005 and 2008, respectively, until 2009.

Sam Walsh AO (C)

Chief executive, BCom (Melbourne), age 63

Appointment: Director of Rio Tinto since 2009. He was appointed chief executive in January 2013.

Skills and experience: Sam, an Australian citizen, joined Rio Tinto in 1991, following 20 years in the automotive industry at General Motors and Nissan Australia. He has held a number of management positions during his career at Rio Tinto including chief executive of the Aluminium group from 2001 to 2004, chief executive of the Iron Ore group from 2004 to 2009 and chief executive Iron Ore and Australia from 2009 to January 2013. Sam is a Fellow of the Australian Institute of Management, the Australasian Institute of Mining and Metallurgy, the Chartered Institute of Purchasing and Supply Management, the Australian Institute of Company Directors and the Australian Academy of Technical Science and Engineering. In June 2010, he was appointed an Officer in the General Division of the Order of Australia.

External appointments (current and recent): Director of Seven West Media Limited, Australia’s largest diversified media business, from 2008 until January 2013.

Robert Brown (N, S and I)

Non-executive director, BSc, age 68

Appointment: Director of Rio Tinto since 2010.

Skills and experience: Bob is a Canadian citizen and contributes his considerable experience in large, high-profile Canadian companies. He is chairman of Aimia Inc., a customer loyalty management provider, and serves on the board of BCE Inc. (Bell Canada Enterprises), Canada’s largest communications company. He was previously president and chief executive officer of CAE Inc., a world leader in flight simulation and training. Before that he spent 16 years at Bombardier Inc., the aerospace and transportation company, where he was first head of the Aerospace Group and then president and chief executive officer. He has also served as chairman of Air Canada and of the Aerospace Industries Association of Canada. Bob was inducted to the Order of Canada as well as l’Ordre National du Québec. He has been awarded honorary doctorates from five Canadian universities.

External appointments (current and recent): Non-executive director and chairman of Aimia Inc. since 2005 and 2008, respectively and, non-executive director of BCE Inc. and Bell Canada since 2009. He is also non-executive director of Fier CPVC Montreal L.P., a venture capital firm, since 2005, president and chief executive officer of CAE Inc. from 2004 until 2009, and non-executive director of Ace Aviation Holdings Inc. from 2004 to 2009.

Vivienne Cox (N, S and I)

Non-executive director, MA (Oxon), MBA (INSEAD), age 53

Appointment: Director of Rio Tinto since 2005.

Skills and experience: Vivienne is a British citizen. She was executive vice president of Gas, Power and Renewables at BP and former chief executive of BP Alternative Energy. During her career at BP she served in a variety of positions ranging from supply and trading, to commercial, finance and exploration and renewable energy. Vivienne holds degrees in chemistry from Oxford University and in business administration from INSEAD.

External appointments (current and recent): Non-executive director of BG Group plc, the exploration arm of British Gas, since February 2012; non-executive director and senior independent non-executive director of Pearson plc since January 2012 and January 2013 respectively; non-executive director of the UK Department for International Development since 2010; non-executive director of The Climate Change Organisation since 2010; non-executive director and non-executive chairman of Climate Change Capital Limited from 2008 and 2009 respectively until March 2012; member of the supervisory board of Vallourec, a steel tube maker, since 2010; member of the offshore advisory committee of Mainstream Renewable Power from 2010 until December 2012; and a member of the board of INSEAD business school since 2009.

Guy Elliott (C)

Chief financial officer, MA (Oxon), MBA (INSEAD), age 57

Appointment: Director and chief financial officer of Rio Tinto since 2002, Guy will retire at the end of 2013. He remains on the boards until then and has been appointed senior executive director. He will continue in his role as chief financial officer until 18 April 2013 when he will step down as chief financial officer.

Skills and experience: Guy, a British citizen, has been with Rio Tinto for more than 30 years. He joined the Group in 1980 in the uranium marketing division having previously been in investment banking. He subsequently held a variety of commercial and management positions, including head of Business Evaluation and president of Rio Tinto Brasil, before becoming chief financial officer.

External appointments (current and recent): Non-executive director and chairman of the audit committee of Royal Dutch Shell plc since 2010 and 2011 respectively, a member of the Takeover Panel since 2012 and non-executive director and senior independent director of Cadbury plc from 2007 and 2008, respectively, until 2010.

Chris Lynch (A, N and I until 1 March 2013)

Executive director, BComm, MBA, age 59

Appointment: Director of Rio Tinto since 2011. He was appointed as an executive director and chief financial officer-designate in March 2013.

Skills and experience: Chris, an Australian citizen, has nearly 30 years’ experience in the mining and metals industry and is also a leading figure in the Australian business community. His directorship reflects the significance of Australia to Rio Tinto’s global operations. He was chief executive officer of the Transurban Group, an international toll road developer and manager with interests in Australia and North America, until July 2012. His career has included seven years at BHP Billiton, where he was chief financial officer and then executive director and group president – Carbon Steel Materials. Prior to this Chris spent 20 years with Alcoa Inc. where he was vice-president and chief information officer based in Pittsburgh and chief financial officer Alcoa Europe in Switzerland. He was also managing director of KAAL Australia Limited, a joint venture company formed by Alcoa and Kobe Steel.

External appointments (current and recent): Chief executive officer of the Transurban Group Limited from 2008 until July 2012; non-executive director of AMT Management Limited; Citylink Melbourne Limited, Sydney Roads Limited and The Hills Motorway Limited during 2008; and commissioner of the Australian Football League since 2008.

riotinto.com    83

Board of directors continued

Ann Godbehere (A, N and I)

Non-executive director, FCGA, age 57

Appointment: Director of Rio Tinto and chairman of the Audit Committee since 2010.

Skills and experience: Ann, a Canadian and British citizen, has more than 25 years’ experience in the financial services industry. She spent ten years at Swiss Re, a global reinsurer, latterly as chief financial officer from 2003 until 2007. She was interim chief financial officer and executive director of Northern Rock bank after its nationalisation. Ann is a qualified accountant.

External appointments (current and recent): Non-executive director of British American Tobacco plc since 2011; non-executive director of UBS AG since 2009; non-executive director of Atrium Underwriting Group Limited and Arden Holdings Limited since 2007; non-executive director and chairman of the audit committee of Prudential Public Limited Company since 2007 and 2009, respectively; chief financial officer and executive director of Northern Rock (Asset Management) plc from 2008 to 2009.

Richard Goodmanson (R, N, S and I)

Non-executive director, MBA, BEc and BCom, BEng (Civil), age 65 Appointment: Director of Rio Tinto since 2004 and chairman of the Sustainability Committee.

Skills and experience: Richard, a US citizen, was executive vice president and chief operating officer of DuPont until 2009. Prior to this he was president and chief executive officer of America West Airlines and senior vice president of operations for Frito-Lay, Inc., a North American division of PepsiCo. Richard has worked at senior levels for McKinsey & Co, where he led client service teams on major programmes of strategy development. He spent ten years in heavy civil engineering project management, principally in Southeast Asia, including the construction of the Hong Kong Subway System.

External appointments (current and recent): Non-executive director of Qantas Airways Limited since 2008; economic adviser to the governor of Guangdong Province, China from 2003 to 2009; executive vice president and chief operating officer of E.I. du Pont de Nemours and Company Limited from 1999 until 2009; and director of the United Way of Delaware, a charitable organisation, between 2002 and 2009.

Lord Kerr of Kinlochard (A, N, S and I)

Non-executive director, GCMG, MA (Oxon), age 71

Appointment: Director of Rio Tinto since 2003.

Skills and experience: John, a British citizen, was a member of the UK Diplomatic Service for 36 years and headed it from 1997 to 2002 as permanent under secretary at the Foreign Office. He previously served in HM Treasury and in the former Soviet Union and Pakistan, and was ambassador to the European Union and the US. He has been an Independent member of the House of Lords since 2004.

External appointments (current and recent): Advisory board member of Edinburgh Partners Limited since January 2012; director and vice chairman of Scottish Power Limited since 2009 and April 2012 respectively; chairman of the Centre for European Reform (London) since 2008; vice president of the European Policy Centre (Brussels) since 2007; trustee of the Carnegie Trust for the Universities of Scotland since 2005; director of The Scottish American Investment Company plc since 2002; deputy chairman of Royal Dutch Shell plc from 2005 to May 2012; chairman of the Court and Council of Imperial College London from 2005 to 2011; advisory board member of BAE Systems from 2008 to 2011; advisory board member of Scottish Power (Iberdrola) from 2007 to 2009; trustee of the National Gallery in London from 2002 to 2010; trustee of the Rhodes Trust from 1997 to 2010; and a Fulbright Commissioner from 2004 to 2009.

Michael Fitzpatrick (A, R, N and I)

Non-executive director, BEng, BA (Oxon), age 60

Appointment: Director of Rio Tinto since 2006.

Skills and experience: Michael, an Australian citizen, contributes wide-ranging investment and local knowledge of Australian business. He is chairman of Treasury Group Limited, a Sydney-based incubator of fund management companies, chairman of the Australian Football League and a former chairman of the Australian Sports Commission. After leaving professional football in 1983 and working for the Treasury of the State of Victoria and with investment banks in New York, Michael founded the pioneering infrastructure asset management company Hastings Funds Management Limited in 1994. He was a Rhodes Scholar in 1975.

External appointments (current and recent): Non-executive director of Carnegie Wave Energy Limited since November 2012, chairman of Infrastructure Capital Group Limited since 2009, chairman of the Treasury Group Limited since 2005, commissioner and chairman of the Australian Football League since 2003 and 2007 respectively, director of the Walter & Eliza Hall Institute of Medical Research since 2001 and chairman of the Victorian Funds Management Corporation from 2006 to 2008.

Hon. Paul Tellier (A, R, N and I)

Non-executive director, LLL, BLitt (Oxon), LL.D, C.C. age 73

Appointment: Director of Rio Tinto since 2007.

Skills and experience: Paul, a Canadian citizen, entered the civil service in the 1970s. He was clerk of the Privy Council Office and secretary to the Cabinet of the Government of Canada from 1985 to 1992. He became president and chief executive officer of the Canadian National Railway Company from 1992 to 2002. Until 2004, he was president and chief executive officer of Bombardier Inc., the aerospace and transportation company.

External appointments (current and recent): Chairman of Global Container Terminals Inc. since 2007; director of McCain Foods Limited since 1996; trustee of the International Accounting Standards Foundation since 2007; co-chair of the Prime Minister of Canada’s Advisory Committee on the Renewal of the Public Service since 2006; strategic adviser to Société Générale (Canada) since 2005; member of the advisory board of General Motors of Canada since 2005; director of Bell Canada from 1996 to 2010; and director of BCE Inc. (Bell Canada Enterprises) from 1999 to 2010.

John Varley (R, N and I)

Non-executive director, BA, MA (Oxon), age 56

Appointment: Director of Rio Tinto and chairman of the Remuneration Committee since 2011 and senior independent non-executive director since May 2012.

Skills and experience: John, a British citizen, joined Barclays PLC in 1982 after working as a solicitor. He was chief executive of Barclays from 2004 until 2010. During a 28-year career with the bank he held several senior positions, including chairman of the Asset Management division, group finance director and deputy chief executive.

External appointments (current and recent): Director of Barclays PLC and Barclays Bank PLC from 1998 until 2010; Non-executive director of BlackRock Inc., an asset management firm, since 2009; non-executive director of AstraZeneca plc since 2006; chairman of Marie Curie Cancer Care since 2011; chairman of Business Action on Homelessness since 2006; and president of the Business Disability Forum since 2005.

84    Rio Tinto 2012 Annual report

Directors who left the Board

Tom Albanese

Chief executive, BS (Mineral Economics), MS (Mining Engineering), age 55 Appointment: Director of Rio Tinto from 2006 and chief executive from 2007 until January 2013.

Skills and experience: Tom, a US citizen, joined Rio Tinto in 1993 on Rio Tinto’s acquisition of Nerco Minerals, a US energy company, where he was chief operating officer. His first position with Rio Tinto was general manager of the Greens Creek mine in Alaska. He then held a series of management positions, including overseeing the integration of North Limited into Rio Tinto operations on North’s acquisition in 2000. He was appointed chief executive of the Industrial Minerals group in 2000, and chief executive of the Copper group and head of Exploration in 2004.

External appointments (current and recent): Director of the International Council on Mining and Metals since 2007; and member of the board of visitors, Duke University, Fuqua School of Business from 2009.

Andrew Gould

Non-executive director, BA, FCA, age 66

Appointment: Director of Rio Tinto from 2002 and senior independent non-executive director from 2008 to May 2012.

Skills and experience: Andrew, a British citizen, was chairman of Schlumberger Limited, where he held a succession of financial and operational management positions, including that of executive vice president of Schlumberger Oilfield Services and chief executive officer of Schlumberger Limited.

External appointments (current and recent): Chairman of Schlumberger Limited from 2003 to April 2012; chief executive officer of Schlumberger Limited from 2003 to 2011; non-executive director of BG Group plc since 2011; member of the board of trustees of King Abdullah University of Science and Technology in Jeddah, Saudi Arabia since 2008; and a member of the advisory board of the King Fahd University of Petroleum and Minerals in Dhahran, Saudi Arabia since 2007.

Company secretaries

Ben Mathews

BA (Hons), FCIS, age 46

Skills and experience: Ben joined the Group as company secretary of Rio Tinto in 2007. Prior to this, he spent five years with BG Group plc, an oil and gas company, as company secretary. He has previously worked for National Grid plc, British American Tobacco plc and PricewaterhouseCoopers LLP. Ben is a fellow of the Institute of Chartered Secretaries and Administrators and has a joint honours degree in French and European Studies.

External appointments (current and recent): He has no external appointments.

Tim Paine

BEc, LLB, age 49

Skills and experience: Tim joined the Group as joint company secretary of Rio Tinto Limited in January 2013 and has over 20 years’ experience in corporate counsel and company secretary roles, including at ANZ Bank, Mayne Group, Symbion Health and Skilled Group. Tim commenced his career as a solicitor in private practice and has also managed his own consulting company.

External appointments (current and recent): He has no external appointments.

Stephen Consedine

BBus, CPA, age 51

Skills and experience: Stephen joined Rio Tinto Limited in 1983 and held various positions in Accounting, Treasury, and Employee Services and was company secretary of Rio Tinto Limited from 2002 until January 2013. He holds a business degree and is a certified practising accountant.

External appointments (current and recent): He has no external appointments.

riotinto.com    85

Executive Committee

Hugo Bague

MA (Linguistics), age 52

Hugo Bague was appointed Group executive, Organisational Resources in 2009 after joining Rio Tinto as global head of Human Resources in 2007. Previously he worked for Hewlett-Packard where he was the global vice president, Human Resources for the Technology Solutions Group, based in the US. Prior to this he worked for Compaq Computers, Nortel Networks and Abbott Laboratories based in Switzerland, France and Germany.

He has been a non-executive director and member of the nominating and governance committee, and the compensation committee of Jones Lang LaSalle Incorporated, a global real estate services firm, since 2011.

Preston Chiaro

BSc (Hons) (Environmental Engineering), MEng (Environmental Engineering), age 59

Preston was appointed Group executive, Technology & Innovation in 2009. He joined the Group in 1991 at Kennecott Utah Copper’s Bingham Canyon mine as vice president, Technical Services. In 1995 he became vice president and general manager of the Boron Operations in California and was chief executive of Rio Tinto Borax from 1999 to 2003. Preston then became chief executive of the Energy group and in 2007, upon a management reorganisation, he also assumed responsibility for the Industrial Minerals group.

Preston was a director of Cloud Peak Energy Inc. from 2008 to 2011, director of Rössing Uranium Limited from 2004 to 2009, and director of the World Coal Institute between 2003 and 2009, serving as chairman from 2006 to 2008. Since 2006 he has been a board member of Resources for the Future, an environmental and natural resources policymaking body.

Jacynthe Côté

BChem, age 54

Jacynthe became chief executive, Rio Tinto Alcan in 2009. She joined Alcan in 1988 and has significant operational and international experience in the aluminium industry. She was chief executive officer, Primary Metal, Rio Tinto Alcan, where she was responsible for all primary metal facilities and power generation installations worldwide. Her previous roles in Alcan include president and chief executive officer, Bauxite & Alumina business group and senior management roles in business planning, human resources and environment, health and safety. Jacynthe has a degree in chemistry from Laval University in Quebec and was awarded an honorary doctorate from Université du Québec à Chicoutimi in 2011.

Jacynthe has been a member of the Advisory Board of the Montreal Neurological Institute since July 2010, member of the Hautes Études Commerciales Board since 2009, member of the Canadian Council of Chief Executives since 2009, and a member of the International Aluminium Institute since 2009.

Alan Davies

BBus (Acctcy) LLB, LLM, FCA, age 42

Alan was appointed chief executive, Diamonds & Minerals in September 2012. He joined the Group in 1997 and has held management positions in Australia, London and the US for the Iron Ore and Energy businesses. Prior to his current role, Alan was president, international operations for Rio Tinto’s Iron Ore business with global accountability for operations and projects in Canada, India and Guinea. Alan is a Fellow of the Institute of Chartered Accountants in Australia.

He was a director of the Art Gallery of Western Australia from 2010 to April 2012.

Andrew Harding

BEng (Mining Engineering), MBA, age 46

Andrew Harding was appointed chief executive, Iron Ore in February 2013. Prior to his current role, Andrew spent three years as chief executive, Copper, where he was responsible for a range of mines and projects including the development of the world-class Oyu Tolgoi copper-gold mine in Mongolia. Andrew joined Rio Tinto in 1992 and spent seven years in Rio Tinto Iron Ore. He has also held a range of positions in Technology & Innovation, Energy and Aluminium and was president and chief executive officer of Kennecott Utah Copper.

He was a director of Turquoise Hill Resources Ltd (formerly Ivanhoe Mines Ltd) between 2009 and July 2010; and between 2011 and February 2013.

Jean-Sébastien Jacques

MSc age 41

Jean-Sébastien was appointed chief executive, Copper in February 2013. He joined Rio Tinto in October 2011 as president, International Operations – Copper, where he led a senior team and oversaw Rio Tinto’s interests in the Palabora Mining Company in South Africa, Northparkes Mines in Australia, Kennecott Eagle Minerals, the Pebble Mine in the US and Sulawesi in Indonesia. Prior to joining Rio Tinto, Jean-Sébastien spent more than 15 years working across Europe, South East Asia, India and the US in operational and strategy roles in the aluminium, bauxite and steel industries. He served as group director, Strategy and was on the executive committee at Tata Steel Group from 2007 to 2011.

He became a director of Turquoise Hill Resources Ltd in February 2013.

Harry Kenyon-Slaney

BSc (Hons) (Geology), age 52

Harry was appointed chief executive, Energy in September 2012. He joined the Group in 1990 from Anglo American Corporation and has held management positions in South Africa, Australia and the UK. Harry spent his early career at Rio Tinto in marketing and operational roles in the uranium, copper and industrial minerals businesses. In 2004, he was appointed chief executive of Energy Resources of Australia and in 2007, managing director of Rio Tinto Iron & Titanium. Prior to his current role, he was chief executive of Rio Tinto’s Diamonds & Minerals product group.

He became a director of the World Coal Association in October 2012.

Debra Valentine

BA (History), JD, age 59

Debra was appointed Group executive, Legal, External & Regulatory Affairs in 2009 having joined Rio Tinto as global head of Legal in 2008. She previously worked at United Technologies Corporation in the US where she was vice president, deputy general counsel and corporate secretary. Before then, she was a partner with the law firm O’Melveny & Myers, in Washington DC. Debra served as general counsel at the US Federal Trade Commission from 1997 to 2001.

She has been a member of the US-based Council on Foreign Relations since 1993, and the American Law Institute since 1991. She is on the board of the Extractive Industries Transparency Initiative and the North America Advisory Council at Chatham House.

Tom Albanese, Guy Elliott and Sam Walsh were also members of the Executive Committee in 2012 through their positions as chief executive, chief financial officer and chief executive of Iron Ore and Australia respectively. Their biographies are shown on pages 83 and 85.

86    Rio Tinto 2012 Annual report

Directors’ report

The directors present their report and audited financial statements for the year ended 31 December 2012.

Dual listed structure and constitutional documents

An explanation of the dual listed companies structure (DLC) of Rio Tinto plc and Rio Tinto Limited, and of the Companies’ constitutional documents can be found on pages 127 to 137. This section also provides a description of voting rights restrictions which may apply in respect of the shares of either Company under specified circumstances.

Activities and business review

Rio Tinto’s principal activities during 2012 were minerals exploration, development, production and processing.

The business review set out on pages 1 to 45 provides a comprehensive review of the development and performance of Rio Tinto’s operations for the year ended 31 December 2012 and the likely future developments and expected results of those operations. The information set out in the business review is incorporated by reference into this report and is deemed to form part of this report.

The subsidiary and associated undertakings principally affecting the profits or net assets of the Group in the year are listed in notes 34 to 37 to the financial statements.

Significant changes and events affecting the Group during 2012 and until the date of this report have been:

•	On 12 January 2012, Rio Tinto announced the completion of the acquisition of 100 per cent of the issued and outstanding shares of Hathor Exploration Limited for a price of C$4.70 per share.

•	On 24 January 2012, Rio Tinto announced that it had taken a majority stake in Turquoise Hill Resources Limited (Turquoise Hill), (formerly Ivanhoe Mines Ltd) having purchased shares that took its interest to 51 per cent. On 30 July 2012, Rio Tinto announced the purchase of further shares under Turquoise Hill’s rights offering at a total cost of US$934,998,344, representing approximately 51 per cent of the shares offered under the rights offering. Upon completion of the rights offering, Rio Tinto owned 510,968,850 shares representing an interest of approximately 51 per cent.

•	On 1 February 2012, following BHP Billiton’s decision to exercise a put option agreed between Rio Tinto and BHP Billiton as part of Richards Bay Minerals’ (RBM) restructuring in 2009, the Group announced its intention to increase its stake in RBM to 74 per cent through the acquisition of BHP Billiton’s 37 per cent interest.

•	On 8 February 2012, the Group announced the commitment of a further US$3.4 billion (Rio Tinto share US$2.9 billion) to the expansion of its Pilbara iron ore operations, comprising US$2.2 billion to extend the life of the Nammuldi iron ore mine and US$1.2 billion for early infrastructure works for the proposed capacity expansion to 353 million tonnes per year. On 20 February 2012, the Group announced a US$518 million investment in autonomous trains for the Pilbara iron ore rail network.

•	On 14 February 2012, the Group announced that it had approved US$1.4 billion investment in two projects to support higher production at the Escondida copper mine in Chile in which Rio Tinto holds a 30 per cent interest.

•	On 20 March 2012, Rio Tinto announced that it had priced US$2.5 billion of fixed rate bonds, comprising US$500 million of three-year, US$500 million of five-year, US$1 billion of 10-year and US$500 million of 30-year SEC-registered debt securities.

•	On 26 March 2012, the Group completed the US$5 billion Rio Tinto buy-back programme announced in February 2011 and subsequently increased to US$7 billion in August 2011.
•	On 27 March 2012, Rio Tinto announced that it had begun a strategic review of its diamond business that would include exploring a range of options for potential divestment of its interests.

•	On 28 March 2012, Rio Tinto announced that it had received a binding offer for its specialty aluminas business from H.I.G. The transaction completed on 1 August 2012.

•	On 18 April 2012, Rio Tinto announced that it had signed an agreement with Turquoise Hill under which Rio Tinto agreed to support and provide certain elements of a comprehensive funding package for Turquoise Hill to underpin the development of the Oyu Tolgoi copper-gold mine in Mongolia. The parties also agreed that Rio Tinto, which owned 51 per cent of Turquoise Hill, would replace a number of the directors on the Turquoise Hill board with Rio Tinto-nominated directors and also nominate a new management team. On 23 May 2012, Rio Tinto announced it had agreed to amend certain terms of the agreement announced on 18 April 2012 to address conditions of regulatory approval and more closely align the terms of the proposed Turquoise Hill rights offering with current market conditions.

•	On 25 April 2012, Rio Tinto and Chinalco’s listed subsidiary, Chalco, announced completion of the agreement to develop and operate the Simandou iron ore project in Guinea, following the completion of all Chinese regulatory approvals. As a result, a consortium led by Chalco made an earn-in payment of US$1.35 billion, in line with an agreement reached with Rio Tinto in March 2010, giving Chalco a 47 per cent interest.

•	On 9 May 2012, Rio Tinto announced that Chris Lynch had been appointed a member of the Audit Committee with effect from 1 June 2012.

•	On 21 May 2012, Rio Tinto announced that it had reached an agreement to sell Alcan Cable to General Cable Corporation for US$185 million.

•	On 19 June 2012, the Group announced its intention to invest US$660 million over the next seven years to extend the life of its Kennecott Utah Copper Bingham Canyon mine in Salt Lake City from 2018 to 2029. The investment will enable production at an average of 180 thousand tonnes of copper, 185 thousand ounces of gold and 13.8 thousand tonnes of molybdenum a year from 2019 to 2029.

•	On 20 June 2012, Rio Tinto announced the next steps in its phased investment programme, committing US$4.2 billion (100 per cent basis US$6.2 billion) to develop its Tier 1 iron ore business. The investment covers US$3.7 billion (100 per cent basis US$5.2 billion) for expansion of the industry-leading Pilbara iron ore operations in Western Australia and US$501 million (100 per cent basis US$1.0 billion) for further infrastructure development at the Simandou iron ore project in Guinea.

•	On 8 August 2012, Rio Tinto announced that Blair Athol mine, in Queensland, Australia, would cease mining operations later in the year.

•	On 17 August 2012, the Group announced that it had priced US$1.25 billion of 5-year, US$1.0 billion of 10-year and US$750 million of 30-year SEC-registered debt securities.

•	On 5 September 2012, the Group announced that it had completed the sale of the North American portion of its Alcan Cable business to General Cable Corporation for US$151 million in cash, subject to customary adjustments. The Group further announced that it expected the sale of the Alcan Cable Tianjin operation to close later in the year, for US$34 million in cash subject to customary adjustments. The final consideration amounts received following adjustments were $171 million and $58 million respectively.

•	On 7 September 2012, Rio Tinto announced that it had completed the acquisition of BHP Billiton’s interest in Richards Bay Minerals for a purchase price of US$1.7 billion.

riotinto.com    87

Directors’ report continued

•	On 14 September 2012, the Group announced that the High Court of Australia had overturned earlier decisions by the Federal Court not to declare the Hamersley and Robe rail lines open for third party access. On 11 February 2013, the Group announced that the Tribunal had reconsidered the matter and had ruled that the lines should not be opened up for other users.

•	On 5 November 2012, the Group announced that Oyu Tolgoi had signed a binding agreement with a Chinese power company for the supply of electricity to its mine in Mongolia.

•	On 4 December 2012, Rio Tinto announced that it had priced EUR 1.25 billion and GBP 500 million of fixed rate notes under its European Debt Issuance Programme.

•	On 11 December 2012, the Group announced it had reached a binding agreement to sell its 57.7 per cent effective interest in Palabora Mining Company Limited for US$373 million. The purchaser is a consortium comprising the following South African and Chinese entities (respective interests in brackets): (i) The Industrial Development Corporation of South Africa Limited (20 per cent), (ii) Hebei Iron & Steel Group (35 per cent), (iii) Tewoo Group Co., Ltd (20 per cent) and (iv) General Nice Development Ltd (25 per cent). The sale is subject to customary regulatory approvals in South Africa and China.

•	On 14 January 2013, Rio Tinto entered into an agreement with Chinalco Mining Corporation International Limited (CMCI), a subsidiary of Chinalco, to participate as a cornerstone investor in CMCI’s initial public offering (IPO) in Hong Kong on 31 January 2013. Pursuant to the agreement, Rio Tinto acquired approximately one per cent of CMCI’s issued share capital post IPO for a total consideration of US$30 million.The shares are subject to a six-month lock-up period.

•	On 17 January 2013, the Group announced that it expected to recognise a non-cash impairment charge of approximately US$14 billion (post tax) in its 2012 full year results. These impairments included an amount of approximately US$3 billion relating to Rio Tinto Coal Mozambique, as well as reductions in the carrying values of Rio Tinto’s aluminium assets in the range of US$10-11 billion. The Group expected to report a number of smaller asset write-downs in the order of US$500 million. The Group also announced that Tom Albanese had stepped down as chief executive and that Iron Ore chief executive Sam Walsh had been appointed as his successor. Doug Ritchie, who led the acquisition and integration of the Mozambique coal assets in his previous role as Energy chief executive, had also stepped down.

•	On 13 February 2013, Rio Tinto announced that Pacific Aluminium’s Gove alumina refinery in Nhulunbuy will continue to operate as planning, approvals and delivery of the gas to Gove project progresses.

•	On 14 February 2013, the Group announced the appointment of Andrew Harding and Jean-Sébastien Jacques as chief executive, Iron Ore and chief executive, Copper, respectively.

•	On 28 February, Rio Tinto announced the appointment of Chris Lynch as chief financial officer to succeed Guy Elliott, with effect from 18 April 2013. The Group also announced that Bret Clayton’s role of Group executive, Business Support & Operations, will be restructured and its responsibilities will be transferred to other Executive Committee members from 1 March 2013.

Details of events after the statement of financial position date are further described in note 44 to the financial statements.

As permitted by sections 299(3) and 299A(3) of the Australian Corporations Act 2001, information which is likely to result in unreasonable prejudice, regarding likely future developments in, and the expected results of the operations of the Group or its strategies and prospects, has been omitted.

Risk identification, assessment and management

The Group’s risk factors are set out on pages 10 to 12.

Share capital

Details of the Group’s share capital as at 31 December 2012 can be found at notes 28 and 29 to the financial statements. Details of the rights and obligations attached to each class of shares can be found on page 127 under the heading “Voting rights”. The voting rights of shares held beneficially by a third party in line with an employee share plan are set out on page 127.

Details of certain agreements triggered on a change of control can be found on page 127 under the heading “Dual listed companies structure”.

Details of certain restrictions on holding shares in Rio Tinto are described on page 128 under the heading “Limitations on ownership of shares and merger obligations”. There are no other restrictions on the transfer of ordinary shares in Rio Tinto plc save for:

•	restrictions that may from time to time be imposed by laws and regulations (for example, those relating to market abuse and insider dealing);

•	restrictions that may be imposed pursuant to the Listing Rules of the UK Financial Services Authority, whereby certain employees of the Group require approval to deal in shares;

•	restrictions on the transfer of shares that may be imposed under Rio Tinto plc’s Articles of Association or under Part 22 of the UK Companies Act 2006, in either case following a failure to supply information required to be disclosed following service of a request under section 793 of the UK Companies Act 2006; and

•	restrictions on the transfer of shares held under certain employee share plans while they remain subject to the plan.

At the annual general meetings held in 2012, shareholders authorised:

•	the purchase by Rio Tinto Limited and its subsidiaries, and the on-market repurchase by Rio Tinto plc of up to 141,685,000 Rio Tinto plc shares (representing approximately ten per cent of Rio Tinto plc’s issued share capital at that time);

•	the off-market purchase by Rio Tinto plc of up to 141,685,000 Rio Tinto plc shares acquired by Rio Tinto Limited or its subsidiaries under the above authority; and

•	the off-market or on-market buy-back by Rio Tinto Limited of up to 43.5 million Rio Tinto Limited shares (representing approximately ten per cent of Rio Tinto Limited’s issued share capital at the time).

88    Rio Tinto 2012 Annual report

Purchases

	Rio Tinto plc					Rio Tinto Limited
	Total number(a) of shares purchased		Average price(b) paid per share US$	Total number of(c) shares purchased as part of publicly announced plans or programmes		Total number(a) of shares purchased	Average price(b) paid per share US$	Total number of(c) shares purchased as part of publicly announced plans or programmes	Rio Tinto Group Approximate dollar value of shares that may yet be purchased under the plans or programmes US$
2012

1 Jan to 31 Jan	10,318,021		56.29	10,318,021		437,142	67.91	–	914,440,144
1 Feb to 29 Feb	9,181,889		59.35	9,181,889		295,919	74.38	–	369,498,379
1 Mar to 31 Mar	6,724,000		54.95	6,724,000		140,463	68.05	–	–
1 Apr to 30 Apr	695,918		54.96	–		715,527	66.84	–	–
1 May to 31 May	–		–	–		27,521	59.87	–	–
1 Jun to 30 Jun	–		–	–		10,532	55.85	–	–
1 Jul to 31 Jul	–		–	–		34,182	57.65	–	–
1 Aug to 31 Aug	–		–	–		20,151	57.04	–	–
1 Sep to 30 Sep	829,467		49.19	–		672,063	57.83	–	–
1 Oct to 31 Oct	–		–	–		25,082	58.75	–	–
1 Nov to 30 Nov	–		–	–		15,869	60.25	–	–
1 Dec to 31 Dec	727,080		58.01	–		24,167	65.33	–	–
Total	28,476,375	(d)		26,223,910	(e)	2,418,618	65.04	–	–
2013

1 Jan to 31 Jan	–		–	–		506,239	70.29	–	–
1 Feb to 19 Feb	–		–	–		82,581	70.89	–	–

Notes

(a)	Rio Tinto plc ordinary shares of 10p each; Rio Tinto Limited shares.

(b)	The average prices paid have been translated into US dollars at the exchange rate on the day of settlement.

(c)	Shares purchased by the Companies’ registrars in connection with the dividend reinvestment plans and employee share plans are not deemed to form part of any publicly announced plan or programme. (d) This figure represents 2.00 per cent of Rio Tinto plc issued share capital at 31 December 2012.

(e)	This figure represents 1.84 per cent of Rio Tinto plc issued share capital at 31 December 2012.

During 2012, in order to satisfy obligations under employee share plans, Rio Tinto plc issued 939,423 shares from treasury. Rio Tinto plc’s registrar purchased on market 727,080 shares and delivered an additional 1,272,405 shares to plan participants. Rio Tinto Limited’s registrar purchased on market and delivered 1,098,185 shares to plan participants.

Also during the year, the Companies’ registrar purchased on market 1,525,385 Rio Tinto plc shares and 1,320,433 Rio Tinto Limited shares to satisfy obligations to shareholders under the dividend reinvestment plans.

On 4 August 2011, Rio Tinto announced an increase in the share buy-back programme by US$2 billion to US$7 billion, subject to market conditions. The programme was completed on 26 March 2012. In total, 116,862,405 Rio Tinto plc shares were repurchased under the programme since February 2011 for a total aggregate consideration of US$7 billion.

For the period 1 January 2013 to 19 February 2013, Rio Tinto plc issued 606,918 shares from treasury in connection with employee share plans and Rio Tinto Limited’s registrar purchased on market and delivered 623,699 shares to plan participants.

Awards over 1,858,662 Rio Tinto plc shares and 1,268,990 Rio Tinto Limited shares were granted under employee share plans during 2012. As at 19 February 2013, awards were outstanding over 7,793,460 Rio Tinto plc shares and 5,096,778 Rio Tinto Limited shares. Upon vesting, awards may be satisfied by the issue of new shares, the purchase of shares on market, or, in the case of Rio Tinto plc, by issuing treasury shares.

Dividends

Details of dividends paid and the dividend policy can be found on page 131.

Directors

The names of the directors who served during the year, together with their biographical details and other information, are shown on pages 83 to 85. Andrew Gould retired at the conclusion of the Rio Tinto Limited annual general meeting held on 10 May 2012.

All directors will stand for re-election at the 2013 annual general meetings.

A table of directors’ attendance at board and committee meetings during 2012 is on page 74.

Secretaries

Details of the company secretary of each of Rio Tinto plc and Rio Tinto Limited together with their qualifications and experience are set out on page 85.

Corporate governance

A full report on corporate governance can be found on pages 71 to 82 and forms part of this Directors’ report.

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

riotinto.com    89

Directors’ report continued

The Group has purchased directors’ and officers’ insurance during the year. In broad terms, the insurance cover indemnifies individual directors’ and officers’ personal legal liability and legal defence costs for claims arising out of actions taken in connection with Group business. It is a condition of the insurance policy that detailed terms and premiums paid cannot be disclosed.

Employment policies and communication

Information about the Group’s employment policies and our employees is available on page 17.

Donations

No donations were made during 2012 for political purposes in the EU, Australia or elsewhere, as defined by the UK Companies Act 2006. During 2012, the Group spent US$292 million on community assistance programmes and payments into benefit receiving trusts set up in directly negotiated community impact benefit agreements.

Charitable donations in the UK during 2012 amounted to £0.3 million.

Government regulations

Rio Tinto is subject to extensive government regulations affecting all aspects of its operations and consistently seeks to apply best practice in all of its activities. Rio Tinto’s product diversity and geographical spread help to mitigate the likelihood that any single government regulation could have a material effect on the Group’s business.

Rio Tinto’s operations globally are subject to various applicable local, state, provincial and federal regulations governing mining and processing, land tenure and use, environmental requirements, workplace health and safety, data privacy, trade and export, corporations, competition, intellectual property, access to infrastructure, foreign investment, securities and taxation. Some operations are conducted under specific agreements with the respective governments and associated acts of parliament.

In relation to hydroelectric power generation in Canada, water rights, as well as power sales and purchases, are regulated by the Quebec and British Columbia provincial agencies.

In addition, Rio Tinto’s uranium operations in Northern Territory, Australia and Namibia are subject to specific regulation in relation to mining and the export of uranium.

Rio Tinto’s South African-based operations are also subject to black economic empowerment legislation which includes the requirement to transfer (for fair value) 26 per cent of the Group’s South African mining assets to historically disadvantaged South Africans by 2014.

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

In 2012, there were seven environmental incidents rated high consequence at Rio Tinto managed operations (2011: 11).

These incidents were of a nature to impact the environment or potentially concern local communities. Of these, three resulted from water discharge, three were spills and one related to air emissions. The incidents included:

•	A spill of alumina during unloading of a ship at a port in Cameroon.

•	Permit conditions related to water discharge being exceeded on a number of occasions at a smelter in France.

•	An off-site release of water in breach of permit conditions at a coal mine in Queensland, Australia.

•	Excessive dust being generated from a coal mine in the Hunter Valley, Australia.

•	A spill of diesel from storage tanks at a mine site in Mongolia.

During 2012, six operations incurred fines amounting to US$47,102 (2011: US$236,416).

Australian corporations that exceed specified thresholds are required under the Australian National Greenhouse and Energy Reporting Act 2007 to register and report on greenhouse gas emissions and energy use and production. Three Rio Tinto entities, Rio Tinto Limited, Alcan Gove Pty Limited and Pechiney Consolidated Australia Limited, are separately covered by the Act. All three companies submitted their reports by the required 31 October 2012 deadline.

The same three Rio Tinto entities have obligations under the Australian Energy Efficiency Opportunities Act 2006 (EEO). All three completed the required public reporting in 2012. Six assessments for the second five year assessment cycle (one from Alcan Gove Pty Limited and five from Rio Tinto Limited) were completed in 2012. Pechiney Consolidated Australia Limited is scheduled to complete its assessment in 2013.

Further information on the Group’s environmental performance is included in the sustainable development section of this Annual report, on pages 14 to 21 and on the website.

Legal proceedings

Neither Rio Tinto plc nor Rio Tinto Limited nor any of their subsidiaries is a defendant in any proceedings which the directors believe will have a material effect on either Company’s financial position or profitability. Contingencies are disclosed in note 32 to the financial statements.

Exploration, research and development

The Group carries out exploration as well as research and development in support of its activities as described more fully under Exploration and Technology & Innovation on pages 32 to 33. Amounts charged for the year, net of any gains on disposal, generated a net loss for Exploration and evaluation of US$1,476 million (2011: US$1,348 million). Research and development costs were US$129 million (2011: US$148 million).

90    Rio Tinto 2012 Annual report

Auditors

PricewaterhouseCoopers LLP and PricewaterhouseCoopers (together PwC) are the auditors of Rio Tinto plc and Rio Tinto Limited respectively. PricewaterhouseCoopers LLP have indicated their willingness to continue in office as auditors of Rio Tinto plc and a resolution to reappoint them as auditors of Rio Tinto plc will be proposed at the 2013 annual general meetings. A separate resolution will seek authority for the Audit Committee to determine their remuneration. PricewaterhouseCoopers will continue in office as auditors of Rio Tinto Limited.

A copy of the declaration given by PricewaterhouseCoopers as the Group’s external auditors to the directors in relation to the auditors’ compliance with the independence requirements of the Australian Corporations Act 2001 and the professional code of conduct for external auditors is set out on page 225 in the financial statements.

No person who was an officer of Rio Tinto during 2012 was a director or partner of the auditors at a time when they conducted an audit of the Group.

Each person who held the office of director at the date the board resolved to approve this report makes the following statements:

•	so far as the directors are aware, there is no relevant audit information of which the auditor is unaware; and

•	each director has taken all steps that he or she ought to have taken as a director to make him or herself aware of any relevant audit information and to establish that the auditor is aware of that information.

Fees for audit and non-audit services

The amounts payable to the Group’s auditors, PwC, were:

	2012 US$m	2011 US$m
Audit fees(a)	17.2	14.4
Assurance services(b)	5.3	4.4
Taxation services	0.7	1.5
All other fees(c)	1.4	3.6
	24.6	23.9

(a)	Audit fees relating to statutory audits.

(b)	Assurance services are mainly related to half year review procedures, carve-out financial statements, sustainability assurance and limited assurance over the “Taxes paid in 2012” report.

(c)	All other fees include services in connection with the divestment programme and similar corporate projects.

Further information on audit and non-audit fees is set out in note 40 to the financial statements.

During the year, the Audit Committee reviewed the effectiveness of PwC for Group audit and local, statutory audit work. The evaluation took the form of a survey comprising a range of questions covering objectivity and quality and efficiency and was completed by individual Rio Tinto business units. The results of this survey were presented to the Audit Committee which concluded that PwC continued to provide a high-quality audit and an effective and independent challenge to management. The Audit Committee was satisfied with the external audit process and the independence of the external auditors.

PwC has been the external auditor since the formation of the dual listed company structure in 1995. The Audit Committee does not consider it necessary at the present time to undertake a tender process for the Group’s external auditors. Since 2002, PwC has followed the requirements of the Sarbanes-Oxley Act 2002 and APB Ethical Standards and rotated both the lead UK and Australian audit partners at least every five years. This continued refreshing of the team brings new perspectives to the audit and promotes healthy debate between auditors and management as well as the Committee.

Based on advice provided by the Audit Committee as set out in the Report of the Audit Committee on page 75, the directors are satisfied that the provision of non-audit services by PwC is compatible with the general standard of independence for auditors and the standards imposed by the Australian Corporations Act 2001 and US legislation.

Financial instruments

Details of the Group’s financial risk management objectives and policies and exposure to risk are described in note 31 to the 2012 financial statements.

Value of land

Most of the Group’s interests in mining properties and leases, and in other land and buildings, have been included in the financial statements at cost in accordance with its accounting policies. It is not possible to estimate the market value of such interests in land as this will depend on product prices over the long term which will vary with market conditions.

Creditor payments

It is the Group’s policy to agree terms of payments with suppliers when entering into contracts and to meet its obligations accordingly. The Group does not follow any specific published code or standard on payment practice.

At 31 December 2012, there were 25 days’ (2011 restated: 33 days) purchases outstanding in respect of the Group based on the total invoiced by suppliers during the year.

riotinto.com    91

Letter from the Remuneration Committee chairman

Dear Shareholder

On behalf of the board, I am pleased to introduce our 2012 Remuneration Report, for which we seek your support at our annual general meetings in London in April, and in Sydney in May.

The report is designed to provide you with the necessary information to demonstrate the link between our Group’s strategy, its performance, and the remuneration outcomes for its executives.

Incentive plans

As we mentioned last year, a key priority in 2012 was to review the future structure of our incentive plans. Our current long-term incentive plans (LTIPs), which were approved by shareholders in 2004, are due to expire in 2014. Accordingly, we have undertaken a wide-ranging review of our LTIP arrangements to ensure that they continue to incentivise management to deliver our long-term strategy.

Based upon the views expressed by shareholders during our extensive consultations, the Committee is recommending amendments to the Group’s LTIPs for approval by shareholders at the 2013 annual general meetings. The new plans incorporate the views and feedback from many major shareholders; the Committee is grateful for the time shareholders took to meet with us and was encouraged by the overall level of support we received.

The main principles of and changes to our LTIP structure, all within the context of no increased overall reward opportunity, are:

•	The simplification of our LTIP arrangements by reducing the number of plans from two to a single Performance Share Plan (PSP).

•	The addition of a new performance measure (the improvement in our earnings before interest and tax (EBIT) margin relative to the EBIT margin improvement achieved by our major competitors) to complement the existing Total Shareholder Return (TSR) measures. This measure provides a good line of sight to executives; and, with TSR, incentivises management to deliver long-term shareholder value while maximising operational performance in the medium term. We believe that this EBIT margin performance measure will provide an appropriate means of gauging the sustained operational performance of our business and encouraging the cost-competitive operation of our mining assets, a core part of our strategy.

•	The extension of the vesting and performance period for awards under the PSP from four years to five. We consider that this duration more appropriately recognises the timeframes over which our business operates, reflecting the long-term nature of our sector, and enhances the alignment of our remuneration structure with our Company strategy.

•	The simplification of the PSP award structure by consolidating the current potential for 1.5 times vesting of awards for outstanding performance within the maximum face value of awards of 438 per cent of base salary (i.e. the previous face value of 292 per cent with the potential for 1.5 times vesting).

•	Strengthening the alignment of executives’ interests with those of shareholders by increasing the executive shareholding guidelines from two to four times base salary for the chief executive; and from two to three times base salary for the other executives.

•	The introduction of malus and claw back provisions to provide the Committee with the ability to reduce or cancel unvested LTIP awards and to recover vested LTIP awards in certain circumstances.

In order to implement these changes, a resolution to approve the rules of the new PSP is being submitted to shareholders for approval at the 2013 annual general meetings. Further detailed information about the proposed new PSP is provided in the notices of meeting for the 2013 annual general meetings.

The Committee fully intends to keep the Group’s long-term incentive arrangements under review, taking into account the practices of our key international competitors. This review will include the percentage of an award under the new PSP that vests for threshold performance, recognising that this is an important issue for some of the shareholders with whom we consulted.

The Committee recognises the importance of ensuring that the outcomes of the Group’s executive pay arrangements described in the Policy Report that follows properly reflect the Group’s overall performance and the experience of its shareholders over the performance period. It will exercise the discretions reserved to it accordingly.

92    Rio Tinto 2012 Annual report

The Committee has also approved some changes to the way we measure health and safety performance in our short-term incentive plan (STIP) from 2013. These changes incorporate feedback from shareholders during our consultations in 2012. The weighting of the safety component will be increased from 17.5 per cent to 20 per cent of the overall STIP. Since 2007, the safety component has been increasingly based on leading indicators to drive safety performance. From 2013, in order to simplify further the STIP, performance for executives will be judged on safety outcomes rather than programmes to drive future performance. Further details of the changes are provided on page 97.

2012 performance and remuneration

The financial performance of the business generally exceeded targets set by the board at the beginning of 2012. The board was, however, deeply disappointed by the US$14.4 billion write-downs that we have taken in 2012, primarily in our aluminium and energy businesses. The individual STIP outcomes for 2012 are a direct reflection of these features, as detailed more fully in the report that follows.

The Committee has reviewed the base salary levels for Executive Committee members and, consistent with our stated policy, it has made adjustments taking into account the Group’s and individual performance, as well as other factors that it considers relevant such as base salary budgets applying to the broader employee population.

The Committee has considered the Group’s overall performance in the context of the LTIP awards that vested at the end of 2012 and has concluded that the vesting of awards based upon the achievement of TSR measures is justified.

2013 decisions

We announced in January that Tom Albanese and Doug Ritchie had stepped down by mutual agreement from their respective roles following the asset write-downs. The Committee determined that their performance in 2012 did not justify them receiving any STIP award. For other members of the Executive Committee, individual performance in 2012 as well as association with the asset write-downs were taken into account. Different levels of STIP award resulted from this, as detailed more fully in the report that follows.

The Committee reviewed in detail each component of the proposed remuneration package for the new chief executive, Sam Walsh, to ensure that an appropriate offer was made to him, focusing on aligning his potential reward with the aim of pursuing greater value for shareholders and increased discipline and accountability throughout the organisation. This approach was reflected in the remuneration packages determined by the Committee for Andrew Harding upon his promotion to become chief executive of the Iron Ore Group in Perth, and for Jean-Sébastien Jacques upon his promotion to the Executive Committee as chief executive of the Copper Group. Most recently, the Committee reviewed and determined each component of the remuneration package for Chris Lynch upon his appointment as chief financial officer, and for Hugo Bague upon his appointment as Group executive, Organisational Resources.

The Committee is mindful of the Group’s renewed focus and discipline in delivering its strategy under Sam Walsh’s new leadership and will be taking this into account in shaping the future direction and focus of its short and long-term incentive arrangements for management.

Governance

We continue to ensure that the Company meets regulatory and legislative remuneration requirements specified by Australian and UK regulation and, as part of this, we held extensive meetings with shareholders and proxy advisory bodies in Australia and the UK during the year to describe and explain our remuneration policies and practices.

There have been major initiatives by both the UK and Australian governments to strengthen the role of owners in the determination of pay policy and practice. The new UK regulations are expected to be finalised in the first half of 2013. While the final shape of many of these proposals is yet to be definitively determined, the format of this report has been restructured in an attempt to capture the spirit of the UK Government’s thinking, particularly with regard to the presentation of a separate Policy Report and an Implementation Report. As we said last year, our endeavour here is to explain what we pay our senior executives and why. Our remuneration structures – fixed, short-term and long-term – are described in the first section of the pages that follow (the Policy Report). The application of the policy described in the Policy Report to pay decisions during 2012 and 2013 is then described in the Implementation Report.

I am all too conscious of the fact that this report runs to 34 pages. We try to balance the need for a simple narrative of the year’s remuneration events with the appetite of many of our shareholders and our regulators for more detail. So, where we can, we use appendices for some of that detail so that the big picture can be observed without too much clutter. But, as always, we welcome your feedback on our report.

Yours sincerely,

John Varley

Remuneration Committee chairman

riotinto.com    93

Remuneration Report

Remuneration Committee responsibilities

The Committee’s responsibilities are set out in its terms of reference which are available in the corporate governance section of the Rio Tinto website. The responsibilities of the Committee include:

•	determining the remuneration structure and policies, and assessing their cost, including pension and superannuation arrangements for executives;

•	determining the use of short and long-term incentive plans (LTIP) for executives;

•	overseeing the operation of the Group’s short and long-term incentive plans as they relate to executives, including the approval of awards, setting of performance criteria, where applicable, and determination of any vesting;

•	determining contractual notice periods and termination commitments and setting any retention and termination arrangements for executives;

•	determining awards under the Group’s all-employee share plans; and

•	determining the terms of service upon appointment and any subsequent changes for the chairman, executives and the company secretary of Rio Tinto plc.

The Committee considers the level of pay and conditions throughout the Group when determining executive remuneration and ensures that the same principles are used when designing the broader employee remuneration policies. The Committee is committed to ensuring that remuneration policy and practices reflect, to the extent practicable, corporate governance guidance on executive remuneration.

The members of the Committee are John Varley (chair), Jan du Plessis (appointed to the Committee on 7 February 2012), Mike Fitzpatrick, Richard Goodmanson and Paul Tellier.

The membership and meeting attendances are detailed in the corporate governance section on page 74. The Committee is supported by executives and members of senior management who regularly attend meetings to provide information as requested by the Committee. These included the chief executive, Hugo Bague (Group executive, Organisational Resources), John Beadle (global practice leader, Performance and Reward) and Ben Mathews (company secretary). None of the attendees mentioned above were present when matters associated with their own remuneration were considered.

How the Committee spent its time in 2012

During 2012, the Committee met nine times. It fulfilled its responsibilities as set out in its terms of reference. In particular, its work has included:

•	reviewing and determining base salary increases for the executives;

•	reviewing and determining threshold and outstanding performance targets used in the 2012 STIP and so far in 2013, reviewing actual performance against these targets as well as establishing the 2013 STIP financial and safety targets;

•	reviewing and determining LTIP grants for the executives and deciding vesting outcomes;

•	a detailed review of the proposed changes to the LTIPs;

•	extensive consultation with leading shareholders and proxy advisers in Australia and the UK in shaping the LTIPs;

•	reviewing and approving the new global employee share plan;

•	reviewing and determining the appointment packages for Harry Kenyon-Slaney and Alan Davies as chief executive Energy and chief executive Diamonds and Minerals respectively; and

•	a review of remuneration practices against our comparator groups.

Most recently in 2013, the Committee reviewed and determined the terms of departure of Tom Albanese as chief executive and Doug Ritchie.

The Committee reviewed and determined the terms of appointment for Sam Walsh, as our new chief executive and for Andrew Harding and Jean-Sébastien Jacques as our new chief executives for Iron Ore and Copper respectively. In addition, the Committee reviewed and determined the terms of appointment for Chris Lynch as our new chief financial officer and for Hugo Bague upon his appointment as Group executive, Organisational Resources.

Independent advisers

The independent advisers engaged by and reporting to the Committee during 2012 were Deloitte LLP. During 2012 Deloitte LLP provided general and technical executive remuneration services. These services included benchmarking data, and advice about remuneration of employees other than key management personnel across the Group. Deloitte LLP was paid US$357,130 for these services.

As part of this engagement, Deloitte LLP provided “remuneration recommendations” to the Committee during 2012 (being advice relating to the elements of remuneration for the key management personnel, as defined under the Australian Corporations Act), including Committee meeting attendance, advice in relation to the proposed changes to the LTIPs and advice in relation to management proposals. Deloitte LLP was paid US$133,072 for these services.

To ensure that “remuneration recommendations” were made free from undue influence by key management personnel to whom they may relate, the Committee has established a Protocol for the engagement of and interaction with remuneration consultants and has monitored compliance with its requirements throughout 2012. Each “remuneration recommendation” was accompanied by a declaration from Deloitte LLP that the recommendation was made free from undue influence of key management personnel to whom it related. The board has received assurance from the Committee and is therefore satisfied that the “remuneration recommendations” received from Deloitte LLP were made free from undue influence by key management personnel to whom any of the “remuneration recommendations” related.

Deloitte LLP is a member of the Remuneration Consultants’ Group and, as such, voluntarily operates under the Code of Conduct in relation to executive remuneration consulting in the UK. The Code is based upon principles of transparency, integrity, objectivity, competence, due care and confidentiality by executive remuneration consultants. Deloitte LLP has confirmed that it adhered to the Code throughout 2012 for all remuneration services provided to Rio Tinto. It is available at www.remunerationconsultantsgroup.com.

The Committee is comfortable that Deloitte LLP, in providing remuneration advice to the Committee, does not have any connections with Rio Tinto that may impair its independence.

Deloitte LLP also provided various non-audit services to the Group during 2012 (including advice in relation to taxation, project management and consulting and advisory services), and was paid a total of US$33.9 million for these services.

Deloitte LLP is the only remuneration consultant which provided “remuneration recommendations” to the Committee during 2012. Other services and publications were received from a range of advisers, including Towers Watson and Mercer in relation to remuneration data and external validation of Total Shareholder Return (TSR) performance.

94    Rio Tinto 2012 Annual report

Remuneration Policy Report

About this Policy Report

Draft legislation was published by the UK Government during 2012, setting out the Government’s proposals for reforming the reporting of, and voting on, executive remuneration by listed companies. The regulations are expected to be finalised in the first half of 2013, and Rio Tinto will be required to comply with these regulations in its 2013 annual report. If approved by the UK Parliament, the regulations require the directors to present to shareholders a Remuneration policy statement that is subject to a binding vote for the first time at the 2014 AGMs and at least every three years thereafter. This section of the report aims to align our communication with shareholders closer to the spirit of the draft proposals, and provides the essential narrative of our remuneration policy. The structure of the report will change next year to reflect the final regulations.

This report has been prepared in accordance with applicable legislation and corporate governance guidance in the UK and Australia. Australian legislation requires disclosures in respect of “key management personnel”, being those persons having authority and responsibility for planning, directing and controlling the activities of the Group. So the key management personnel are, in addition to the directors, the Executive Committee members. The Executive Committee comprises the executive directors, product group chief executive officers (PGCEOs) and Group executives. Throughout this report, the members of the Executive Committee are collectively referred to as “executives”. They are listed on page 100 which also shows the positions held during the year and dates of appointment.

In addition to executive remuneration, this report covers the remuneration of the chairman and the non-executive directors on page 113.

Our remuneration policies, principles and practices

Our first objective is to spend remuneration resource wisely in pursuit of the implementation of the Group’s strategy. We want our pay policies to be regarded as fair by shareholders and employees alike. Although we have appropriate remuneration structures, the Committee preserves considerable discretions, enabling it, if it thinks fit, to override mechanistic outcomes.

Rio Tinto operates in global and local markets where it competes for a limited pool of talented executives. High-quality people, who are capable of achieving stretching performance targets, are essential to generating superior returns for the Group. Our compensation strategies aim to provide this support by enabling the Group to attract and retain people whose contribution will increase shareholder value.

We aim to engage our people over the long-term by fostering diversity, providing challenging work and development opportunities, and encouraging strong delivery by performance. This people strategy is underpinned by our values of respect, integrity, accountability and teamwork and our commitment to provide sustainable growth and development for both Rio Tinto and our employees.

Our remuneration policy is based on the principles of aligning remuneration outcomes with our strategy, and of encouraging strong delivery by employees by differentiating top performers, while achieving simplicity and transparency in the design and communication of remuneration arrangements. The remuneration strategy and the policies which support it, together with a description of how we believe they will help Rio Tinto achieve its vision, are set out below and in the executive remuneration structure table on pages 96 to 99.

Competitive, performance-related remuneration

We aim to provide competitive rewards that attract, retain and motivate executives of the high-calibre required to lead the Group while ensuring rewards remain appropriate and proportionate, both when compared to market practice and to remuneration arrangements for other employees in the Group.

•	The majority of remuneration is linked to demanding performance targets over both the short and long-term to ensure that executive rewards are aligned with performance delivered for shareholders.
•	For the purposes of assessing the appropriate level of executive remuneration, the Committee refers to the FTSE30 (excluding financial services companies) as the initial comparator group. The FTSE30 is considered the most relevant comparator group as it comprises organisations broadly comparable to the Group in terms of global reach, revenue, market capitalisation and complexity. References are also made to other relevant supplementary comparator groups, including a cross-section of comparable international industrial organisations and other international mining companies.

•	Typically we aim to position base salaries at the median of these comparator groups, while our incentive plans are designed with the potential to deliver total remuneration outcomes across the full market range according to business and individual performance.

•	Benchmarking is undertaken periodically but not annually, and our intention is to apply judgment in evaluating market data.

Health and safety

We have a strong focus on health and safety in the STIP targets.

•	As an organisation, we strive for superior long-term shareholder value creation in a healthy, safe and environmentally appropriate way. These are key elements of our licence to operate.

•	Health and safety key performance indicators currently comprise 17.5 per cent of the STIP for executives. From 2013, this component will be increased to 20 per cent and the measures for executives will be split equally between lost time injury frequency rate (LTIFR) and AIFR. We believe, based upon empirical evidence, that these lagging measures provide a stronger link to actual safety performance.

•	The extent of the impact of a fatality on the STIP score for executives is based on an assessment by the Committee of the impact of leadership, individual behaviour and systems in the incident. Further details on the approach to fatalities are provided on page 97.

•	For some executives, where relevant, an additional proportion of their individual objectives under the STIP, which comprise 30 per cent of the total STIP opportunity, is linked to safety objectives.

Long-term focus

Consistent with our strategy of investing in and operating large, long-term, low-cost mines and businesses, we seek to provide incentive plans that focus on longer-term performance.

•	Our incentive plans are designed to promote and reward decision-making with a positive long-term impact while avoiding excessive risks.

•	Half of the STIP for executives is deferred into shares which vest after three years.

•	The performance-based options and shares awarded prior to 2013 have a three and four-year time horizon, respectively. The proposed time horizon for performance shares under the new Performance Share Plan is five years. As a transitional measure, it is proposed that any awards granted in 2013 under this plan will vest 50 per cent after four years and 50 per cent after five years.

•	Options will no longer be granted under the new compensation regime, but existing options which vest may be exercised, as now, up to ten years after the grant.

•	The Committee fully intends to keep the Group’s long-term incentive arrangements under review, taking into account the practices of our key international competitors. This review will include the percentage of an award under the new Performance Share Plan that vests for threshold performance, recognising that this is an important issue for some of the shareholders with whom we consulted.

riotinto.com 95

Remuneration Policy Report continued

Shareholder alignment

We reward executives for delivering shareholder value by using relative TSR as the measure for our LTIP.

•	For LTIP awards to be granted from 2013 under the new Performance Share Plan, the Committee is proposing a new relative EBIT margin improvement measure to complement the current relative TSR measures and to incentivise executives to deliver long-term shareholder value while maximising operational performance in the medium term. This measure will comprise one third of the total value of the LTIP awards.

•	The reward opportunity under the remaining portion of the LTIP awards will be delivered based on relative TSR performance against both the HSBC Global Mining Index and the broader market of large global companies as measured through the Morgan Stanley Capital World Index (MSCI).
•	TSR is considered an appropriate performance measure for the LTIPs as it captures objectively the return Rio Tinto delivers to its shareholders over the long term and rewards executives based on the Group’s TSR performance against its comparators.

•	The choice of both the HSBC Global Mining Index and MSCI reflects the fact that Rio Tinto competes in a global market for investors as well as within the mining sector and is consistent with rewarding executives for providing stable returns over the long term relative to the broader market and the mining sector.

When remuneration is delivered

The following chart provides a timeline of when total remuneration is delivered, using 2012 as an example.

Executive remuneration structure

The Committee seeks to achieve a remuneration mix which best reflects the long-term nature of the business. The total remuneration package is therefore designed to provide an appropriate balance between fixed and variable components with a focus on long-term variable pay. The remuneration structure for executives, including the relationship between each element of remuneration and Group performance, is summarised below. Further details on the key performance indicators used to assess Group performance are provided on page 8.

	Link to Group performance		Remuneration arrangements
Fixed
Base salary	•	Provides the fixed element of the remuneration package. Reflects an employee’s sustained contribution to the organisation.	•	Base salaries are reviewed annually effective 1 March.
	•		•	Any increases are determined with reference to underlying Group and individual performance, global economic conditions, role responsibilities, an assessment against relevant comparator groups, internal relativities and base salary budgets applying to the broader employee population.
			•	Benchmarking is undertaken periodically but not annually, and our intention is to apply judgment in evaluating market data.
			•	Base salaries for 2013 are included in the Implementation Report.
Benefits	•	Provide locally competitive post- employment and other benefits in a cost-efficient manner.	•	Post-employment benefit arrangements include pension or superannuation and post-retirement medical benefits, where applicable.
			•	Other benefits include healthcare, accident insurance, provision of company-provided transport, professional advice and secondment and relocation payments made to and on behalf of executives living outside their home country.

96    Rio Tinto 2012 Annual report

Performance-related (At risk)
Short Term Incentive Plan (STIP)

•     Focuses participants on achieving demanding annual performance goals, which are based on the Group’s key performance indicators (KPIs), to create sustainable shareholder value.

•     We demand that sustainable business practices are adhered to, particularly in the context of safety.

•     The maximum annual bonus opportunity for outstanding performance under the STIP for executives is 200 per cent of base salary (if target performance is achieved, the bonus opportunity is up to 120 per cent of base salary for executive directors and up to 100 per cent of base salary for other executives).

•     50 per cent of the STIP is delivered in cash and 50 per cent is delivered in deferred shares under the Bonus Deferral Plan (BDP).

•     Threshold, target and outstanding performance levels are established for all STIP measures in order to drive high levels of business and individual performance. The STIP awards for achieving these performance levels are 50 per cent, 100 per cent and 200 per cent of the target STIP opportunity respectively. There is no award for below threshold performance.

•     The financial performance targets for the measures identified below are established through an annual planning process, where the product group and Group plans are reviewed and ultimately determined by the board. The central case or “base” plan delivers what the board considers to be target performance. Target performance is intended to be stretching. Probability factors are then applied based upon a range of potential operating and cost scenarios to establish the threshold and outstanding performance levels. These threshold (below target) and outstanding (above target) levels are determined by the Committee at the beginning of each performance year.

•     The following measures and weightings were used to determine STIP payments for executives in 2012:

Business measures	Weighting for executive directors and Group executives %	Weighting for PGCEOs(a) %
Rio Tinto Group
Underlying earnings – flexed and unflexed	26.25	10.50
Cash flow – flexed and unflexed	26.25	10.50
Product group
Underlying earnings – flexed and unflexed	–	15.75
Cash flow – flexed and unflexed	–	15.75
Total financial measures	52.50	52.50
Health and safety	17.50	17.50
Total business measures	70.00	70.00
Individual measures, e.g. cost management, achievement of strategic initiatives	30.00	30.00
Total	100.00	100.00

(a) For 2012 Sam Walsh was considered a PGCEO with regard to STIP performance measures.

•     From 2013, the health and safety component of the STIP will be increased to 20 per cent and the financial measures will be reduced to 50 per cent.

•     The health and safety score for executives is capped at 100 per cent (out of a maximum of 200 per cent) if there is a fatality in their area of accountability. The extent of the final impact of any fatalities on the STIP score for executives is based on a judgment process that assesses the impact of leadership, individual behaviour and systems in the incident. An additional adjustment may also be made to the STIP score for executives for severe permanent disability injuries.

•     The Committee selected the financial measures because they are KPIs used in managing the business. In measuring performance against the annual plan, the original plan is “flexed” to exclude the impact of uncontrollable fluctuations in exchange rates, quoted metal prices and other prices. Earnings and cash flow results are therefore compared against equally weighted flexed and unflexed targets.

•     In 2013, there will be a specific focus for executives on management of our cost base within our STIP.

Bonus Deferral Plan (BDP)	• Ensure ongoing alignment between executives and shareholders through deferral of STIP into Rio Tinto shares.

•     50 per cent of the STIP is delivered in cash and 50 per cent delivered in deferred shares under the BDP.

•     The BDP vests in the December of the third year after the end of performance year to which they relate.

Performance Share Plan (PSP) (2013 onwards)

•     Simple structure to align executive reward with shareholders returns and operational performance over a truly long-term horizon.

•     Award levels are set to incentivise executives to meet the long-term strategic goals of the Group, to provide retention for the executive team and to contribute towards the competitiveness of the overall remuneration package.

•     TSR rewards the deliver of superior returns to shareholders over the long term.

•     A resolution to approve the rules of the new PSP is being submitted to shareholders for approval at the 2013 annual general meetings. Further detailed information about the new PSP is provided in the notices of the 2013 annual general meetings. In the event of any variation between the summary below and the new PSP rules, the PSP rules will apply.

•     As discussed with shareholders during the consultation process, awards under the new PSP will have a maximum face value of 438 per cent of base salary, which is unchanged from the maximum value available under the current PSP framework.

•     The awards have been calculated independently by our consultants (Towers Watson and Deloitte LLP) to have an expected value of approximately 50 per cent of the face value. This compares with an expected value of approximately 65 per cent of the face value under the current PSP. Expected value is face value, adjusted for the probability of the performance target being met.

riotinto.com    97

Remuneration Policy Report continued

Performance-related (At risk)

Performance Share Plan (PSP) (2013 onwards) continued

•	EBIT margin improvement rewards gauging the sustained operational performance of our business and the cost-competitive operation of our mining assets, a core part of our strategy.
•	How performance is generated is as important as what level of performance is delivered. Before vesting, the Committee must satisfy itself that relative TSR and EBIT margin performance are an appropriate reflection of the underlying performance of the business and can adjust vesting accordingly.
•	Awards will normally have a five-year performance period to provide long- term alignment with shareholders. As a transitional measure, awards granted in 2013 will vest 50 per cent after four years and 50 per cent after five years.
•	This means that the maximum expected value that could be awarded under the new PSP is 219 per cent of base salary (ie 438 per cent x 50 per cent).
•	Actual award levels proposed for 2013 vary by executive and are included in the Implementation Report on pages 102, 104 and page 106. In all cases, the maximum face value of PSP awards granted to Executive Committee members in 2013 will be lower than the maximum value granted to participants under the current PSP in 2012 of 438 per cent of base salary.
•	Conditional share awards vest subject to the achievement of stretching performance conditions, comparing Rio Tinto’s performance against:
–	One third: TSR relative to the HSBC Global Mining Index;
–	One third: TSR relative to the Morgan Stanley Capital World Index (MSCI); and
–	One third: Improvement in EBIT margin relative to the following ten global mining comparators (for 2013 awards): Alcoa, Antofagasta, Anglo American, Barrick Gold, BHP Billiton, Freeport McMoRan, Peabody, Teck Resources, Vale and Xstrata
•	Each component of the award will be assessed independently. For the TSR components, the award will vest as follows:

Outperformance of the index by 6 per cent per annum	1.0x award vests
Performance between equal to the index and 6 per cent outperformance	Proportionate vesting between 0.225x and 1.0x vesting
Performance equal to the index	0.225x award vests
Performance less than the index	Nil vesting

•	For the EBIT margin measure, change in the EBIT margin of Rio Tinto and each of the comparator companies (measured on a “point to point” basis using the last financial year in the performance period and the financial year prior to the start of the performance period) will be calculated using independent third-party data. Vesting will be subject to Rio Tinto’s ranked position using the following schedule:

Equal or greater to 2nd ranked company	1.0x award vests
Between the 5th and 2nd ranked companies	Proportionate vesting between 0.225x and 1.0x vesting
Above the 6th ranked company	0.225x award vests
Equal to the 6th ranked company or below	Nil vesting

•	With respect to the EBIT margin measure, the Committee will consider, on a discretionary basis, any specific, significant below the line items (e.g. impairments) reported by Rio Tinto or its peers during the performance period when determining any level of vesting indicated by third-party data.
•	The outperformance required for maximum vesting under all components of the award is considered by the Committee to be stretching.
•	If, but only if, vesting is achieved, participants in the PSP shall be entitled to receive a number of additional shares whose market value reflects the aggregate cash amount of dividends that would have been received had the number of shares which have vested at the end of the performance period been held throughout the period.

Previous long-term incentive structure

Subject to approval from shareholders at the annual general meetings, from 2013 onwards, long-term incentive awards will be made solely under the proposed PSP as set out in the table above.

In 2012 and prior years, awards were made in the form of options under the Share Option Plan (SOP) and/or performance shares under the PSP. This section summarises the key features of the awards which were made in 2012.

Executives were able to express a preference regarding the “mix” of their long-term incentive opportunity.

•	They could choose either a mix of performance shares and share options (with a maximum face value performance share award of 200 per cent of base salary, and a performance “kicker” leading to a vesting up to 1.5 times for exceptional performance), together with a maximum share option award of 300 per cent of base salary.

•	Or alternatively, they could choose to receive the full award in performance shares (with a maximum face value performance share award of 292 per cent of base salary, and a performance kicker leading to a vesting up to 1.5 times for exceptional performance).
•	The maximum value of award from selecting the full award in performance shares was therefore 438 per cent of base salary (292 per cent x 150 per cent).

•	It is assumed that for 2012 executives selected the full award in performance shares for ease of comparison to grants under the new plan.

•	The total expected value of awards made under either preference was the same, at 190 per cent of base salary.

•	Both awards were based solely on relative TSR performance to reward executives for increasing the share price and delivering superior TSR performance against other companies over a long-term timeframe.

Before awards vest, the Committee must also satisfy itself that TSR performance is an appropriate reflection of the underlying performance of the business and/or the health of the Group. The Committee may therefore adjust vesting accordingly.

98    Rio Tinto 2012 Annual report

Performance-related (At risk)
Share Option Plan (SOP) (pre-2013)	•	Three-year performance period.
	•	Awards have a maximum face value of 300 per cent of base salary.
	•	Options vest subject to the achievement of a stretching TSR performance condition, comparing Rio Tinto’s TSR performance to that of the HSBC Global Mining Index.
	•	Vesting of awards made in 2012 is as follows:

Outperformance of the index by 5 per cent per annum	Awards vest in full
Performance between index and 5 per cent outperformance	Proportionate vesting of residual award for performance between index and 5 per cent outperformance of the index
Performance equal to index	Awards of up to 20,000 options or one-third of the award (whichever is higher)
Performance less than index	Nil vesting

	•	The SOP will cease operation from 2013. No further awards of share options will be made.
Performance Share Plan (PSP) (pre-2013)	•	Four-year performance period.
	•	Subject to the “mix” chosen (see above) awards have a maximum face value of 292 per cent of base salary with the potential for 1.5 times of this value, ie 438 per cent of base salary, for outstanding performance. The expected value of awards is 190 per cent of base salary.
	•	For 2012 awards, conditional share awards vest subject to the achievement of a stretching TSR performance condition, comparing Rio Tinto’s TSR performance against:
– 50 per cent: the HSBC Global Mining Index
– 50 per cent: the Morgan Stanley Capital World Index (MSCI)
	•	Vesting of awards made in 2012 is as follows:

Outperformance of the index by 8 per cent per annum	1.5x award vests
Performance between index and 8 per cent out-performance	Proportionate vesting for performance between index and 8 per cent outperformance of the index.
Outperformance of the index by approximately 5 per cent per annum	1.0x award vests
Performance equal to index	0.35x award vests
Performance less than index	Nil vesting

•	If, but only if, vesting is achieved, a cash payment will be paid equal to the dividends that would have been received had the number of shares which have vested at the end of the performance period been held throughout the performance period.

Performance evaluation process for executives

Rio Tinto conducts an annual performance evaluation process for all of its executives. In the case of members of the Executive Committee, the chief executive conducts the review. In the case of the chief executive, a performance review is conducted by the chairman of the board who makes recommendations for decision by the Remuneration Committee.

The key objectives of the performance evaluation process are to:

•	improve organisational effectiveness by creating alignment between the executive’s individual objectives and Rio Tinto’s strategy, and

•	provide a consistent, transparent and balanced approach to measure, recognise and reward executive performance.

Individual objectives for members of the Executive Committee are proposed by the chief executive and reported to the Remuneration Committee at the beginning of the year. Annual performance reviews are completed early in the following year. Performance evaluations for each executive took place in accordance with the process described. Individual objectives and awards for 2012 for executives are set out in the tables on pages 102, 107 and 108.

Discretion

The Committee recognises the importance of ensuring that the outcomes of the Group’s executive pay arrangements described in this Policy Report properly reflect the Group’s overall performance and the experience of its shareholders over the performance period.

The Committee undertakes to its owners that it will exercise discretion diligently and in a manner that is aligned with our strategy to create long-term shareholder value. Accordingly, when reviewing the operation of short and long-term incentive plans and the outcome of awards made under these plans, the Committee will, when evaluating safety, financial, Group and individual performance, consider the overall shareholder experience during the performance period in question. It is the Committee’s intention that the mechanistic outcome of performance conditions relating to awards made under such plans will routinely be subject to review to avoid outcomes which could be seen as contrary to shareholders’ expectations. However, such discretion should not operate as an automatic override, and it must be exercised judiciously so as not to reduce the motivation of key executives.

To the extent that discretion is applied in any year, the Committee undertakes that this will be clearly explained and disclosed to shareholders. The discretion exercised in relation to 2012 remuneration is described in the Implementation Report.

riotinto.com    99

Remuneration Policy Report continued

Executives’ service contracts

The executive directors have service contracts that can be terminated by either party with 12 months’ notice in writing, or immediately by paying the base salary only in lieu of any unexpired notice. The other executives have service contracts which can be terminated by the company with 12 months’ notice in writing and by the employee with six months’ notice in writing, or immediately by paying the base salary only in lieu of any unexpired notice. For Jacynthe Côté, the 12 months’ notice includes salary and target STIP opportunity, in line with typical market practice in Canada and her former Alcan Inc. contract.

Sam Walsh’s employment concludes, without the need for either party to give notice, on 31 December 2015. The Company may also terminate his employment for any reason on 31 December 2014, provided it gives notice of this decision by 31 October 2014. Chris Lynch’s employment concludes, without the need for either party to give notice, on 28 February 2017. The Company may also terminate Chris Lynch’s employment for any reason on 29 February 2016, provided it gives notice of this decision by 31 December 2015.

In the case of dismissal for cause, the Company can terminate employment without notice and without payment of any salary or compensation in lieu of notice. Deferred bonus shares and outstanding awards under the LTIP are forfeited in these circumstances.

If termination is a result of redundancy, the terms of the relevant policy may apply in the same way as for other local employees. In the case of involuntary termination, Jacynthe Côté may be eligible to receive 24 months’ salary and target STIP opportunity inclusive of notice in line with entitlements under her Alcan Inc. contract.

Name	Position(s) held during 2012	Date of appointment to position
Executive directors
Tom Albanese(a)	Chief executive	1 May 2007
Guy Elliott(b)	Chief financial officer	19 June 2002
Sam Walsh(c)	Chief executive, Iron Ore and Australia	5 June 2009
Other executives
Hugo Bague	Group executive, People & Organisation	1 August 2007
Preston Chiaro	Group executive, Technology & Innovation	1 November 2009
Bret Clayton	Group executive, Business Support & Operations	1 November 2009
Jacynthe Côté	Chief executive, Rio Tinto Alcan	1 February 2009
Alan Davies	Chief executive, Diamonds & Minerals	1 September 2012
Andrew Harding(d)	Chief executive, Copper	1 November 2009
Harry Kenyon-Slaney	Chief executive, Energy Diamonds & Minerals	1 September 2012 1 November 2009
Doug Ritchie(e)	Chief executive, Energy	1 November 2009
Debra Valentine	Group executive, Legal & External Affairs	15 January 2008

(a)	Mr Albanese held the role of chief executive until 17 January 2013, and will leave the Group on 16 July 2013.
(b)	Mr Elliott will retire from the Group on 31 December 2013.
(c)	Mr Walsh held the role of chief executive Iron Ore and Australia until 16 January 2013, and was appointed chief executive on 17 January 2013.
(d)	Mr Harding was appointed chief executive Iron Ore on 14 February 2013.
(e)	Mr Ritchie held the role of chief executive Energy until 31 August 2012 and took long service leave from 1 September 2012 until 31 December 2012. He will leave the Group on 16 July 2013. Mr Ritchie’s 2012 base salary of A$967,000 remains unchanged.

The treatment of leavers, and the consequences of a change of control

The share plan rules govern entitlements that executive participants may have upon termination of employment.

Performance Share Plan (2013 onwards)

For grants made under the new PSP, awards will continue to the normal vesting date and remain subject to the performance conditions. If the executive leaves during the first 36 months from the date of grant, the award will be reduced pro rata to reflect the number of days worked, up to and including the date of termination, as a proportion of the first 36 months from the date of grant. In circumstances where the executive resigns or is dismissed for misconduct, or for any other reason that the Committee decides, the award will lapse.

Malus and clawback

The Committee has authority under the proposed PSP to reduce or cancel PSP awards in the event of gross misconduct, a materially adverse error in the Company’s or a product group’s financial statements, or exceptional events that have a materially detrimental impact on the value of any Group company. These are termed “malus” provisions, The Committee has also proposed “clawback” provisions, authorising it to recover the value of any shares which have vested under the new PSP (or a cash equivalent) on an individual basis, in the case of deliberate misconduct by a participant which has a material impact on the value or reputation of a Group company, or for any other reason that the directors decide in a particular case.

Share Option Plan (SOP)

If an executive leaves, awards will lapse unless he is an eligible leaver, being an executive who leaves the Group, in general, by reason of ill-health, injury, disability, agreed retirement, redundancy, transfer of the undertaking in which the executive works, change of control of the executive’s employing company, or death. In addition, the Committee retains discretion to determine whether an executive is an eligible leaver.

If the executive is an eligible leaver, vested awards will lapse one year from the termination date and unvested awards will lapse one year from the vesting date. Unvested awards remain subject to the satisfaction of performance conditions. For awards made in 2012, if an executive leaves within 24 months of the date of grant, the award will be reduced pro-rata to reflect the number of months worked, as a proportion of the first 24 months from the date of grant.

Performance Share Plan (pre-2013)

If an executive leaves, awards will lapse unless he is an eligible leaver. If the executive is an eligible leaver, awards will continue to the normal vesting date and remain subject to the satisfaction of performance conditions. For awards made in 2012, if an executive leaves within 24 months of the date of grant, the award will be reduced pro-rata to reflect the number of months worked, as a proportion of the first 24 months from the date of grant.

Bonus Deferral Plan (BDP)

If an executive leaves, awards will lapse unless he is an eligible leaver. If the executive is an eligible leaver, awards will vest on the normal vesting date. Any dividend equivalent shares will be calculated on the vested shares.

Management Share Plan (MSP)

If an executive leaves, the awards will lapse unless he is an eligible leaver. If the executive is an eligible leaver, awards will vest on the termination date, unless the Committee decides that the awards will vest on the normal vesting date. The awards will be reduced pro-rata to reflect the proportion of the period between the date of grant and the normal vesting date which has not elapsed. Any dividend equivalent shares will be calculated on the vested shares.

100    Rio Tinto 2012 Annual report

Shareholding policy for executives

The Group recognises the importance of aligning executives’ interests with those of shareholders and they are therefore expected to build up a meaningful shareholding. The Committee intends that executives should aim to reach, within five years of appointment, a holding equivalent in value to:

•	four times base salary for the chief executive; and

•	three times base salary for other executives.

These were increased from the previous level of two times base salary as part of the changes to the Group’s long-term incentive arrangements from 2013. The Committee expects that this shareholding will be built up by holding shares that vest under the LTIPs. Details of executives’ share interests in the Group are set out in Table 3 on page 118.

Complementary shareholding requirements will be introduced for senior management below the Executive Committee in 2013.

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

Executives and employee insiders are prohibited from engaging in hedging arrangements, dealing in derivatives or entering into other arrangements, including borrowing against share and performance share holdings which limit the economic risk related to Rio Tinto securities, including in relation to securities awarded under LTIPs.

Executives’ external and other appointments

Executives may be invited to become non-executive directors of other companies. It is Rio Tinto’s policy that such appointments can broaden the experience and knowledge of executives, to the benefit of the Group. This policy limits each executive’s external appointment to one FTSE100 company directorship or equivalent. Consequently, where there is no likelihood that such an appointment will give rise to a conflict of interest, the board will normally provide consent to the appointment. The executive is permitted to retain any fees earned.

In 2012, the following executive directors received fees from external appointments: Guy Elliott received US$212,147 (2011: US$219,918) and Sam Walsh received A$161,000 (2011: A$137,084).

Details of all board members’ and executives’ external appointments can be found on pages 83 to 84.

Company secretary remuneration

The executive remuneration policy applies to the company secretary of both Rio Tinto plc and Rio Tinto Limited. They may participate in the Group’s incentive arrangements. The individual performance measures for the company secretaries’ STIP comprise Group and individual objectives. Their personal measures reflect the key responsibilities of the company secretarial role and include ensuring compliance with regulatory requirements, continual improvement of corporate governance practice and measures related to the provision of corporate secretarial services to the Group.

Chairman and non-executive directors’ remuneration

Chairman

The Committee determines the terms of service, including remuneration, of the chairman. It is Rio Tinto’s policy that the chairman should be remunerated on a competitive basis and at a level which reflects his contribution to the Group, as assessed by the board. The chairman is not present at any discussion regarding his own remuneration.

The chairman receives a fixed annual fee and does not receive any additional fee or allowance either for committee membership or for overseas travel. He is provided with a car and driver for business purposes, and private healthcare. He is also covered under the Group’s accident policy. These are disclosed as benefits in Table 1b on page 116. He does not participate in the Group’s incentive plans or pension arrangements.

Non-executive directors

Fees paid to non-executive directors reflect their respective duties and responsibilities and the time required to be spent by them so as to make a meaningful and effective contribution to the affairs of Rio Tinto. Non-executive directors receive a fixed annual fee comprising a base fee, committee membership or committee chairmanship fees, as applicable, and allowances for attending meetings which involve medium or long distance air travel. Rio Tinto does not pay retirement or post-employment benefits to non-executive directors; neither do any of them participate in any of the Group’s incentive plans. Where the payment of statutory minimum superannuation contributions for Australian non-executive directors is required by Australian superannuation law, these contributions are deducted from the director’s overall fee entitlements. Non-executive directors are also covered under the Group’s accident policy.

The fees payable to non-executive directors are subject to review by the Chairman’s Committee. During 2011, the review took into account market and related developments. In light of Rio Tinto’s size, the complexity of its dual listed company structure and the resulting demands on directors as well as market developments, the base fee for non-executive directors was increased to £85,000 from 1 January 2012. Other fees were also increased, as indicated in the table on page 113, with effect from 1 January 2012, including allowances for overseas meetings involving long and medium distance flights. There have been no changes to the fees or allowances since that time.

Shareholding policy for non-executive directors

The board has adopted a policy whereby non-executive directors are encouraged to build up a shareholding within three years of their appointment equal in value to one year’s base fee. To help facilitate this, a non-executive directors’ share purchase plan has been established under which non-executive directors may elect to invest a proportion of their fees net of tax on a regular basis to acquire shares on the open market. Details of non-executive directors’ share interests in the Group are set out in Table 3 on page 118.

Letters of appointment

The chairman’s letter of appointment stipulates his duties as chairman of the Group. His appointment may be terminated without liability on the part of Rio Tinto in accordance with the Group’s constitutional documents dealing with retirement, disqualification from office or other vacation from office. Otherwise, his appointment may be terminated by giving 12 months’ notice. There are no provisions for compensation payable on termination of his appointment, other than if his appointment as chairman is terminated by reason of his removal as a director pursuant to a resolution of shareholders in general meeting.

Non-executive directors have formal letters of appointment setting out their duties and responsibilities. These letters are available for inspection at Rio Tinto plc’s registered office, and at its annual general meeting. Each non-executive director is appointed by the board subject to their election and annual re-election by shareholders as detailed on page 73. Non-executive directors’ appointments may be terminated by giving three months’ notice. There are no provisions for compensation payable on termination of their appointment.

riotinto.com    101

Remuneration Implementation Report

About this Remuneration Implementation Report

If the draft legislation published by the UK Government in 2012 is approved, an Implementation Report will be presented to shareholders for approval for the first time in 2014. This report aims to bring our disclosure closer to the spirit of the draft proposals by outlining how our remuneration policy was implemented in 2012 and how it is intended to be operated in 2013. For example, we have used the actual value of LTIP awards that vested in the remuneration tables that follow. We have also referred to the face value of awards proposed to be made in 2013 and the maximum potential value of PSP awards granted in 2012. This disclosure is provided in detail for each executive. However, the structure of the report will change next year to reflect the final regulations.

All remuneration numbers are shown gross of tax and in the relevant currency.

Sam Walsh (executive director and chief executive Iron Ore and Australia)

Base salary

The Committee has increased Sam’s base salary by 14.9 per cent with effect from 17 January 2013 to reflect Sam’s appointment as chief executive.

	2013	2012	% change
Base salary (stated in A$’000)	1,900	1,654	14.9

Salaries are normally reviewed on 1 March.

STIP objectives for 2012

In addition to the health, safety and financial measures summarised in the executive remuneration structure table on page 97, the following individual objectives were set for 2012:

•	Delivery of the Pilbara 290Mt project portfolio and the 360Mt study projects together with expansion options beyond 360Mt.

•	Delivery of expansion initiatives at IOC, progress the Simandou Joint Venture and project studies and formation of the Orissa Joint Venture.

•	Implementation of improvements arising from the safety diagnostic and construction and contractor safety work undertaken in the Pilbara in 2011.

•	Provide leadership to the business in Australia.

•	Support our people strategy by building capability, diversity, engagement and leadership.

STIP outcomes for 2012

The following table summarises the outcomes for each objective.

Measures	Weight (%)	Score (out of 200%)	Weighted score (out of 200%)
Group financial	21.0	85	17.8
PG financial	31.5	100	31.5
PG health and safety	17.5	97	17.0
Individual	30.0	140	42.0
Total	100.0	–	108.3

•	The Group’s performance against the financial targets was 85 per cent.

•	The Iron Ore group achieved strong earnings and cash flow results for 2012 and the performance against the financial targets was 100 per cent.

•	The total safety score for the Iron Ore group was close to target and resulted in a score of 97 per cent (out of a maximum of 200 per cent).

The Committee, with input from the chairman of the board, assessed Sam’s performance against his individual objectives as 140 per cent (out of 200 per cent) for his individual contribution to the business during the year.

As a result, Sam received a STIP award of 108.3 per cent of target, equivalent to 130 per cent of base salary, 50 per cent to be delivered in cash in March 2013, and the remainder to be delivered in deferred shares, vesting in December 2015.

LTIP award granted in 2012

As reported last year, the maximum potential value of the award is 438 per cent of base salary. The eventual value of the award will depend on the Group’s relative TSR performance during the years 2012-2015.

LTIP award for 2013

Subject to shareholder approval of the proposed new PSP, Sam’s PSP award in 2013 will have a face value of 420 per cent of base salary. Half of the award may vest after four years in 2017, and half the award may vest after five years in 2018, subject to the Group’s performance against its relative TSR and the relative EBIT margin measures.

LTIP outcome for the period ended 31 December 2012

The performance shares under the PSP awarded in 2009 had a four-year performance period that ended on 31 December 2012. This award partially vested at 92.5 per cent (61.7 per cent of maximum) and Sam received 29,861 shares on 20 February 2013. He also received a cash payment of A$109,079 equal to the aggregate net dividends that would have been paid on the vested shares. No dividends are paid on the shares that lapsed.

Share options under the SOP granted in 2010 had a performance period that ended on 31 December 2012. This award has vested in full. Sam has an option over 83,763 shares at a price of A$76.15 per share. The market price of Rio Tinto Limited shares at 19 February 2013, being the latest practicable date before the date of publication of this report, was A$70.51. These options can be exercised from 22 March 2013. Further details of the awards vesting in 2013 and in prior years are provided on pages 111 and 120.

Shareholding

At 19 February 2013, the value of Sam’s shareholding was 1.74 times his current base salary.

Superannuation

Sam’s target defined benefit superannuation at age 62 was a lump sum multiple of 4.05 times final basic salary, being 20 per cent for each year and proportionate month of service with the Company, provided through an employer funded superannuation plan as provided to other Australian based employees. In line with other Australian based employees with defined benefit provision who remain in service beyond age 62, Sam’s benefit will be calculated as the greater of:

(a)	20 per cent of basic salary, averaged progressively over the three years to age 65, for each year of service and proportionate month with the Company to date of retirement; or

(b) (i)	his accrued benefit at age 62 of 4.05 times final basic salary; plus

(ii)	Company contributions at the Superannuation Guarantee rate, currently nine per cent of basic salary, less tax; plus

(iii)	investment earnings at the rate the trustee of the superannuation fund may determine from time to time for the period from age 62 to the date of retirement.

In line with typical market practice in Australia, Sam receives an additional Company contribution on a defined contribution basis of 20 per cent of the lesser of:

(a)	50 per cent of the annual STIP award; or

(b)	20 per cent of base salary.

The accrued lump sum benefit as at 31 December 2012 was A$6,836,000 (31 December 2011: A$6,245,000). The additional Company contribution for 2012 was A$64,000 (2011: A$59,000). Further details are set out in table 2 on page 117.

102    Rio Tinto 2012 Annual report

Sam will receive relocation costs between Perth and London. He is also eligible for a housing allowance during his secondment.

Sam will be eligible to receive the value of unused annual leave and long service leave at the conclusion of his employment in accordance with applicable Australian legislation; the value of this leave as at 17 January 2013 was A$1,231,318 and A$1,513,967 respectively.

Total remuneration

The table below provides a summary of actual remuneration in respect of 2010, 2011 and 2012 stated in Australian dollars, prior to Sam’s appointment as chief executive. This is in addition to statutory disclosure requirements set out in Table 1a on page 114. The purpose of this table is to enable shareholders better to understand the actual remuneration received and to provide an overview of the actual outcomes of the Group’s remuneration arrangements. The remuneration details set out in table 1a on pages 114 and 115, include theoretical accounting values relating to various parts of the remuneration packages, most notably LTIP arrangements. Accordingly, the numbers below are not directly comparable with those in table 1a on page 114.

(stated in A$’000)	2012	2011	2010
Base salary paid(a)	1,643	1,571	1,475
STIP payment – cash	1,075	1,196	1,416
STIP payment – deferred shares(b)	1,075	1,196	1,416
Total short-term pay	3,793	3,963	4,307
Value of LTIP awards vesting(c)	2,225	1,383	1,016
Superannuation(d)	410	372	377
Other benefits(e)	231	92	100
Total remuneration	6,659	5,810	5,800
Percentage change in total remuneration (2012 versus 2011; 2011 versus 2010)	14.6%	0.2%	–
Percentage of total remuneration provided as performance related pay (STIP and LTIP)	65.7%	65.0%	66.3%
Percentage of total remuneration provided as non-performance related pay (Base salary, Pension & Other benefits)	34.3%	35.0%	33.7%
Percentage of maximum STIP awarded(f)	65.0%	75.2%	96.0%
Percentage of maximum STIP forfeited	35.0%	24.8%	4.0%
Percentage of target STIP awarded	108.3%	125.4%	160.0%

(a)	Salary paid in the financial year to 31 December. Salaries are reviewed with effect from 1 March. (b) Value of STIP deferred under the BDP.

(c)	2012 figures are based on the estimated value of the LTIP awards which vested in respect of the performance period that ended 31 December 2012.

(d)	Superannuation represents the value of one year’s superannuation accrual calculated using an IAS19 methodology and assumptions on rates of investment return, inflation and salary increases and is sensitive to changes to those assumptions.

(e)	Includes healthcare, car allowance, activities in relation to Rio Tinto’s sponsorship of the medals for the 2012 London Olympics and other contractual payments.

(f)	The maximum potential STIP award is 200 per cent of base salary.

The graphs below show the potential value of the 2013 remuneration package at below threshold, threshold, target and outstanding performance levels together with the proportion of the package delivered through fixed and variable remuneration. The values have been calculated based on the proposed amendments to the LTIP in 2013.

The PSP, STIP-deferred shares and STIP-cash are all performance-related remuneration.

Potential value of 2013 remuneration package

Proportion of the 2013 remuneration package value delivered through fixed and variable remuneration

Guy Elliott (chief financial officer)

Base salary

	2013	2012	% change
Base salary (stated in £’000)	738	738	0.0

Salaries are normally reviewed on 1 March.

STIP outcomes for 2012

The Committee has determined that Guy would not receive a STIP award for 2012 in light of the impairment charges to the Group.

LTIP award granted in 2012

As reported last year, the maximum potential value of the award is 438 per cent of base salary. The eventual value of the award will depend on the Group’s relative TSR performance during the years 2012-2015.

LTIP award for 2013

The Committee has determined that no LTIP award will be granted to Guy for 2013 in light of his forthcoming retirement.

LTIP outcomes for the period ended 31 December 2012.

The performance shares under the PSP awarded in 2009 had a four-year performance period that ended on 31 December 2012. This award partially vested at 92.5 per cent (61.7 per cent of maximum) and Guy is eligible to receive 33,062 shares from 18 February 2013. He also received a cash payment of £77,064, equal to the aggregate net dividends that would have been paid on the vested shares. No dividends are paid on the shares that lapsed.

riotinto.com    103

Remuneration Implementation Report continued

Share options under the SOP granted in 2010 had a performance period that ended on 31 December 2012. This award has vested in full. Guy has an option over 88,749 shares at a price of £37.05 per share. The market price of Rio Tinto plc shares at 19 February 2013 being the latest practicable date before the date of publication of this report was £37.14. These options can be exercised from 22 March 2013. Further details of the awards vesting in 2013 and in prior years are provided on pages 111 and 120.

Shareholding

At 19 February 2013, the value of Guy’s shareholding was 5.2 times his current base salary.

Pension

Guy’s target defined benefit pension is equal to 2.3 per cent of basic salary for each year of service with the Company to age 60, through funded and unfunded arrangements as provided to other UK based employees. The accrued pension as at 31 December 2012 was £547,000 per annum, (31 December 2011: £514,000 per annum). Further details are set out in table 2 on page 117.

Total remuneration

The table below provides a summary of actual remuneration in respect of 2010, 2011 and 2012 stated in pounds sterling. This is in addition to statutory disclosure requirements set out in Table 1a on page 114. The purpose of this table is to enable shareholders better to understand the actual remuneration received and to provide an overview of the actual outcomes of the Group’s remuneration arrangements. The remuneration details, set out in table 1a on pages 114 and 115, include theoretical accounting values relating to various parts of the remuneration packages, most notably LTIP arrangements. Accordingly, the numbers below are not directly comparable with those in table 1a on page 114.

(stated in £’000)	2012	2011		2010
Base salary paid(a)	735	713		675
STIP payment – cash	0	0		632
STIP payment – deferred shares(b)	0	0		632
Total short-term pay	735	713		1,939
Value of LTIP awards vesting(c)	1,311	1,100		563
Pension(d)	382	351		331
Other benefits(e)	149	210		173
Total remuneration	2,577	2,374		3,006
Percentage change in total remuneration (2012 versus 2011; 2011 versus 2010)	8.6%	(21.0%	)	–
Percentage of total remuneration provided as performance related pay (STIP and LTIP)	50.9%	46.3%		60.8%
Percentage of total remuneration provided as non-performance related pay (Base salary, Pension & Other benefits)	49.1%	53.7%		39.2%
Percentage of maximum STIP awarded(f)	0%	0.0%		93.6%
Percentage of maximum STIP forfeited	100%	100.0%		6.4%
Percentage of target STIP awarded	0%	0.0%		155.9%

(a)	Salary paid in the financial year to 31 December. Salaries are reviewed with effect from 1 March.

(b)	Value of STIP deferred under the BDP.

(c)	2012 figures are based on the estimated value of the LTIP awards which vested in respect of the performance period that ended 31 December 2012.

(d)	Pension represents the value of one year’s pension accrual calculated using an IAS19 methodology and assumptions on rates of investment return, inflation and salary increases and is sensitive to changes to those assumptions.

(e)	Includes healthcare, provision of a car and driver, activities in relation to Rio Tinto’s sponsorship of the medals for the 2012 London Olympics and other contractual payments.

(f)	The maximum potential STIP award is 200 per cent of base salary.

The graphs below show the potential value of the 2013 remuneration package at below threshold, threshold, target and outstanding performance levels together with the proportion of the package delivered through fixed and variable remuneration.

The STIP-cash is performance related remuneration.

Potential value of 2013 remuneration package

Proportion of the 2013 remuneration package value delivered through fixed and variable remuneration

Retirement

Guy will retire on 31 December 2013.

During 2013, he will receive his contractual remuneration, including base pay, eligibility for STIP, benefits and pension contributions, until his retirement date. Any 2013 STIP award will be made in cash and paid in March 2014. Upon his retirement, good leaver treatment and pro-rating will apply to any outstanding LTIP awards in accordance with the Plan rules. In accordance with his contractual commitments, he will also be eligible for post-retirement medical insurance under the Rio Tinto Medical Expenses Plan, subject to the rules of the Plan.

Chris Lynch (chief financial officer-designate)

Chris Lynch will be on a standard Rio Tinto plc contract which includes a 12-month notice period. He will receive a remuneration package comprising a base salary of £800,000, target annual bonus opportunity of 120 per cent of base salary and a PSP award with a face value of 420 per cent of base salary in 2013. He will receive benefits including pension, medical insurance, relocation costs from Melbourne to London and transitional housing support.

104    Rio Tinto 2012 Annual report

Tom Albanese (former chief executive)

Base salary

	2013	2012	% change
Base salary (stated in £’000)	1,056	1,056	0.0

Salaries are normally reviewed on 1 March.

STIP outcomes for 2012

The Committee has determined that Tom will receive no STIP award for 2012. He will not receive a STIP award for 2013.

LTIP award granted in 2012

This award will lapse when Tom leaves the Group.

LTIP award for 2013

The Committee has determined that no LTIP award will be granted to Tom for 2013.

LTIP outcome for the period ended 31 December 2012

The performance shares under the PSP awarded in 2009 had a four-year performance period that ended on 31 December 2012. This award partially vested at 92.5 per cent (61.7 per cent of maximum) and Tom received 44,417 shares on 19 February 2013. He also received a cash payment of £103,531, equal to the aggregate net dividends that would have been paid on the vested shares. No dividends are paid on the shares that lapsed.

Share options under the SOP granted in 2010 had a performance period that ended on 31 December 2012. This award has vested in full. Tom has an option over 119,230 shares at a price of £37.05 per share. The market price of Rio Tinto plc shares at 19 February 2013, being the latest practicable date before the date of publication of this report, was £37.14. These options can be exercised from 22 March 2013. Further details of the awards vesting in 2013 and in prior years are provided on pages 111 and 120.

All further outstanding, unvested LTIP awards will lapse when Tom leaves the Group.

Pension

Tom’s target defined benefit pension is equal to two-thirds of basic salary at age 60, through funded and unfunded arrangements as provided to other UK-based employees. This is inclusive of benefits accrued in the US. The accrued pension as at 31 December 2012 was £552,000 per annum, (31 December 2011: £476,000 per annum). Further details are set out in table 2 on page 117.

Total remuneration

The table below provides a summary of actual remuneration in respect of 2010, 2011 and 2012 stated in pounds sterling. This is in addition to statutory disclosure requirements set out in Table 1a on page 114. The purpose of this table is to enable shareholders better to understand the actual remuneration received and to provide an overview of the actual outcomes of the Group’s remuneration arrangements. The remuneration details set out in table 1a on pages 114 and 115 include theoretical accounting values relating to various parts of the remuneration packages, most notably LTIP arrangements. Accordingly, the numbers below are not directly comparable with those in table 1a on page 114.

(stated in £’000)	2012	2011	2010
Base salary paid(a)	1,052	1,010	907
STIP payment – cash	0	0	797
STIP payment – deferred shares(b)	0	0	797
Total short-term pay	1,052	1,010	2,501
Value of LTIP awards vesting(c)	1,762	1,478	873
Pension(d)	1,360	1,230	1,105
Other benefits(e)	195	269	208
Total remuneration	4,369	3,987	4,687
Percentage change in total remuneration (2012 versus 2011; 2011 versus 2010)	9.6%	(14.9%)	–
Percentage of total remuneration provided as performance related pay (STIP and LTIP)	40.3%	37.1%	52.6%
Percentage of total remuneration provided as non-performance related pay (Base salary, Pension & Other benefits)	59.7%	62.9%	47.4%
Percentage of maximum STIP awarded(f)	0%	0.0%	87.8%
Percentage of maximum STIP forfeited	100%	100.0%	12.2%
Percentage of target STIP awarded	0%	0.0%	146.4%

(a)	Salary paid in the financial year to 31 December. Salaries are reviewed with effect from 1 March.

(b)	Value of STIP deferred under the BDP.

(c)	2012 figures are based on the estimated value of the LTIP awards which vested in respect of the performance period that ended 31 December 2012.

(d)	Pension represents the value of one year’s pension accrual calculated using an IAS19 methodology and assumptions on rates of investment return, inflation and salary increases and is sensitive to changes to those assumptions.

(e)	Includes healthcare, provision of a car and driver, activities in relation to Rio Tinto’s sponsorship of the medals for the 2012 London Olympics and other contractual payments.

(f)	The maximum potential STIP award is 200 per cent of base salary.

Termination

Tom leaves the Group on 16 July 2013. Until this date, he will receive his base salary, benefits and pension contributions. Tom will return to the US prior to his termination date, and be eligible to receive post-retirement medical coverage in the US for himself and his spouse, in line with contractual commitments.

He received his 2009 performance share and the 2010 share option awards, both of which vested prior to his termination date in accordance with the plan rules, as indicated in this report. He will also be able to exercise any vested but unexercised share options up to his termination date.

Tom will not receive a STIP award for either 2012 or 2013, nor an LTIP award in 2013. When he leaves the Group, all outstanding but unvested LTIP and BDP awards earned in previous years will lapse and be forfeited.

No termination payments will be made to Tom Albanese.

riotinto.com    105

Remuneration Implementation Report continued

What we paid our other Executive Committee members and why

Base salary

The base salary increase for Debra Valentine was in line with the 2013 salary budgets applying to the broader Rio Tinto employee population in the UK and US. The increases for Andrew Harding and Hugo Bague reflect their appointments as chief executive Iron Ore and Group executive, Organisational Resources respectively.

Stated in ‘000	2013	2012	% change
Hugo Bague(a)	£472.5	£429.5	10.0
Preston Chiaro	US$789.0	US$789.0	0.0
Jacynthe Côté(b)	C$930.0	C$930.0	0.0
Alan Davies(c)	A$771.3	A$748.8	3.0
Andrew Harding(d)	£546.0	£436.0	25.2
Jean-Sébastien Jacques(e)	£436.0	–	–
Harry Kenyon-Slaney(f)	£512.3	£512.3	0.0
Debra Valentine	US$671.6	US$652.0	3.0

(a)	Hugo Bague’s base salary increase of 10.0 per cent reflects his appointment as Group executive, Organisational Resources effective 1 March 2013.

(b)	Jacynthe Côté’s base salary was converted to Canadian dollars from March 2012 to align earnings currency with home base expenditures.

(c)	Alan Davies was appointed to his current role effective 1 September 2012.

(d)	Andrew Harding’s base salary increase of 25.2 per cent reflects his appointment as chief executive, Iron Ore and the additional scope and responsibilities of his role, effective from 14 February 2013.

(e)	Jean-Sébastien Jacques’ base salary upon his appointment as chief executive, Copper on 14 February 2013.

(f)	Harry Kenyon-Slaney received a base salary increase of 17.5 per cent from £436,000 to £512,300, effective from 1 September 2012, upon appointment to his new role.

(g)	Bret Clayton stepped down from the Executive Committee on 1 March 2013 and therefore is not shown in the 2013 salary or any other forward looking tables relating to 2013.

STIP objectives and outcomes for 2012

A summary of the assessed score against achievement of financial, health and safety and individual objectives by executive is set out in the table on pages 107 and 108.

These assessments were undertaken against specific individual targets (for the Group or a product group, as appropriate), set at the start of the year. The Committee also exercised discretion to reduce some payouts from a purely formulaic assessment, in order to appropriately reflect overall performance in the year, as indicated in the table. As a result, 2012 STIP payouts for the executives range from 0 per cent to 113.9 per cent of target. Half of the bonus is delivered in cash and half in the form of deferred shares.

LTIP awards granted in 2012

The maximum potential value of PSP awards granted in 2012 is 438 per cent of base salary. The eventual value of the award will depend on the Group’s relative TSR performance during the years 2012-2015.

LTIP awards for 2013

Subject to shareholder approval of the proposed new PSP, the Committee has decided that the PSP awards in 2013 will have a face value of awards as shown in the table opposite. Half of the award will vest after four years in 2017, and half the award will vest after five years in 2018, subject to the Group’s performance against its relative TSR and the relative EBIT margin measures.

The average face value of awards made to Executive Committee members is 380 per cent of base salary.

Note that in all cases, this maximum value available to Executive Committee members is lower than the maximum value available through grants made under the current PSP in 2012, of 438 per cent of base salary.

Maximum value
(Percentage of 1 March base salary)	2013
Hugo Bague	400
Preston Chiaro	300
Jacynthe Côté	300
Alan Davies	420
Andrew Harding	420
Jean-Sébastien Jacques	380
Harry Kenyon-Slaney	420
Debra Valentine	400

LTIP outcomes for the period ended 31 December 2012

The performance shares under the PSP awarded in 2009 had a four-year performance period that ended on 31 December 2012. These awards partially vested at 92.5 per cent (61.7 per cent of maximum).

PSP awards were only made to employees who were executive directors or PGCEOs in 2009 (Tom Albanese, Preston Chiaro, Bret Clayton, Jacynthe Côté, Guy Elliott and Sam Walsh). Other executives were awarded only Management Share Plan (MSP) and SOP grants in 2009.

Share options under the SOP granted in 2010 had a performance period that ended on 31 December 2012. These awards vested in full. Options can be exercised from 22 March 2013.

Further details of the LTIP outcomes for the period ended 31 December 2012 and in prior years are provided on pages 111 and 120.

Post-employment benefits

Executives may participate in pension, superannuation and post-employment medical benefits offered to the broader employee population in similar locations.

Termination

Doug Ritchie leaves the Company on 16 July 2013. Until this date he will receive base pay, benefits and superannuation contributions. He will not receive an increase on his base salary of A$967,000 for 2013. Neither will he receive a STIP award either for 2012 or 2013, nor an LTIP award for 2013.

He received his 2010 SOP award, which vested prior to his termination date in accordance with the SOP rules. He will also be able to exercise any vested but unexercised SOP awards up to his termination date. When he leaves the Group, all outstanding unvested LTIP and BDP awards earned in previous years will lapse and be forfeited. Save for the statutory payment of outstanding annual leave and long service leave, no termination payments will be made to Doug Ritchie.

106    Rio Tinto 2012 Annual report

Measures	Weight (%)	Score (out of 200%)	Weighted score (%)	Summary of 2012 individual objectives
Hugo Bague

•     Develop a human capital planning framework that enables greater flexibility for developing talent across all levels of the organisation and enables each business to focus human capital investments where they matter the most

•     Demonstrate progress against Group diversity targets

•     Improve employee engagement though delivering on agreed actions

•     Support leadership development in emerging regions and executive succession planning and development

Group financial	52.5	85	44.6
Group health and safety(a)	17.5	100	17.5
Individual	30.0	133	39.9
Total (% of salary out of 200%)	100.0	–	102.0
(a) The health and safety score was reduced from 120 to 100 per cent of target due to fatalities.

Preston Chiaro

•     Increase the effectiveness of project development and implementation capabilities

•     Delivery of new technologies to the product groups at commercial scale

•     Implement changes resulting from a review of the T&I organisation and improve engagement and partner relations

•     Support our people strategy by building capability, diversity, engagement and leadership

Group financial	52.5	85	44.6
T&I health and safety	17.5	115	20.2
Individual	30.0	115	34.5
Sub total(a)	100.0	–	99.3
Discretionary adjustment		–	(49.7)
Total (% of salary out of 200%)	–	–	49.6
(a) The Committee decided that the STIP outcome be reduced by 50 per cent in light of the impairment in the Coal business resulting in a final weighted score of 49.6 per cent of base salary.
Bret Clayton
The Committee decided that Bret Clayton will not receive a STIP award for 2012 in light of the impairment in the Coal business.
Jacynthe Côté

•     Continue to drive sustainable cost reductions, EBITDA margins through business improvement, asset sales and closures where appropriate

•     Continue to reduce carbon footprint

•     Delivery of projects, particularly Yarwun 2 commissioning, according to targets

•     Protect the pipeline of growth projects while maintaining flexibility with timelines

•     Support our people strategy by building capability, diversity, engagement and leadership

Group financial	21.0	85	17.8
PG financial	31.5	91	28.7
PG health and safety(a)	17.5	75	13.1
Individual	30.0	89	26.7
Sub total(b)	100.0	–	86.3
Discretionary adjustment	–	–	(64.7)
Total (% of salary out of 200%)	–	–	21.6

(a) The health and safety score was reduced from 112 to 75 per cent of target due to a fatality.

(b) The Committee decided that the STIP outcome be reduced by 75 per cent in light of the impairment in the Aluminium business resulting in a final award of 21.6 per cent of base salary.

Alan Davies(a)

•     Deliver business value and engage people through implementation of the business improvement programme based on lean principles

•     Communicate the Diamonds & Minerals business strategy and engage people though the development and delivery of the product group identity and culture

•     Progress portfolio of major growth projects in a safe, timely and cost-effective manner while identifying and progressing M&A opportunities

•     Support our people strategy by building capability, diversity, engagement and leadership

•     Outline initial thoughts on a strategy to address current critical issues across Diamonds & Minerals

•     Demonstrate leadership and build credibility within Diamonds & Minerals, gearing for long-term success in the role

Group financial	21.0	85	17.8
PG financial	31.5	76	23.9
PG health and safety	17.5	98	17.2
Individual	30.0	120	36.0
Total (% of salary out of 200%)	100.0	–	94.9
(a) Scores relate to the period 1 September 2012 – 31 December 2012.

Andrew Harding

•     Ensure appropriate resources, structure and support to deliver sustainable value in key strategic locations

•     Provide the leadership, resources and support to deliver Oyu Tolgoi to first ore, transition to operations and preparedness for first commercial production

•     Continue to pursue growth opportunities and meet studies targets for La Granja and Resolution

•     Deliver sustainable improvement in safety and productivity and provide focused leadership in process safety and underground safety for the Group

•     Support our people strategy by building capability, diversity, engagement and leadership

Group financial	21.0	85	17.8
PG financial	31.5	116	36.6
PG health and safety(a)	17.5	100	17.5
Individual	30.0	140	42.0
Total (% of salary out of 200%)	100.0	–	113.9
(a) The health and safety score was reduced from 133 to 100 per cent of target due to a fatality.

riotinto.com    107

Remuneration Implementation Report continued

Measures	Weight (%)	Score (out of 200%)	Weighted score (%)	Summary of 2012 individual objectives
Harry Kenyon-Slaney

•   Deliver business value and engage people through implementation of the business improvement programme based on lean principles

•   Communicate the Diamonds & Minerals business strategy and engage people though the development and delivery of the product group identity and culture

•   Progress portfolio of major growth projects in a safe, timely and cost-effective manner while identifying and progressing M&A opportunities

•   Support our people strategy by building capability, diversity, engagement and leadership

•   Outline initial thoughts on a strategy to address current critical issues across Energy

•   Demonstrate leadership and build credibility within Energy, gearing for long-term success in the role

Group financial	21.0	85	17.8
PG financial(a)	31.5	72	22.6
PG health and safety(a)	17.5	113	19.8
Individual(a)	30.0	133	39.9
Total (% of salary out of 200%)	100.0	–	100.1

(a) Scores are pro-rated for the period while chief executive Diamonds & Minerals (1 January 2012 – 31 August 2012) and for the period while chief executive Energy (1 September 2012 – 31 December 2012).

Debra Valentine

•   Improve operational efficiency of the Legal and External Affairs function in accordance with support strategy review targets

•   Establish new Human Rights framework to link existing initiatives and internal controls

•   Provide support on key strategic projects and investment opportunities

•   Continue focus on developing relationships with key external stakeholders across key countries

•   Implement cyber security strategy to protect high-value technology, assets and information and protect the value of technology projects through patents and licences where appropriate

•   Support our people strategy by building capability, diversity, engagement and leadership

Group financial	52.5	85	44.6
Group health and safety	17.5	120	21.0
Individual	30.0	131	39.3
Total (% of salary out of 200%)	100.0	–	104.9

Total remuneration

The tables below provide a summary of actual remuneration in respect of 2011 and 2012 stated in the currency of payment. This is in addition to statutory disclosure requirements set out in Table 1a on page 114. The purpose of this table is to enable shareholders to better understand the actual remuneration received by executives and to provide an overview of the actual outcomes of the Group’s remuneration arrangements. The remuneration details, set out in table 1a on pages 114 and 115, include theoretical accounting values relating to various parts of the remuneration packages, most notably LTIP arrangements.

	Hugo Bague		Preston Chiaro		Bret Clayton
(stated in ‘000)	2012	2011	2012	2011	2012	2011
Base salary paid(a)	£427	£406	US$786	US$763	US$760	US$738
STIP payment – cash	£219	£248	US$196	US$389	US$0	US$476
STIP payment – deferred shares(b)	£219	£249	US$196	US$390	US$0	US$476
Total short-term pay	£865	£903	US$1,178	US$1,542	US$760	US$1,690
Value of LTIP awards vesting(c)	£4	£1,123	US$1,217	US$1,032	US$1,174	US$996
Pension or superannuation(d)	£27	£27	US$383	US$256	US$342	US$236
Other benefits(e)	£220	£281	US$101	US$209	US$1,156	US$1,070
Total remuneration	£1,116	£2,334	US$2,879	US$3,039	US$3,432	US$3,992
Percentage change in total remuneration (2012 versus 2011)	(52.2%)		(5.3%)		(14.0%)
Percentage of total remuneration provided as performance related pay (STIP and LTIP)	39.6%	69.4%	55.9%	59.6%	34.2%	48.8%
Percentage of total remuneration provided as non-performance related pay (Base salary, Pension & Other benefits)	60.4%	30.6%	44.1%	40.4%	65.8%	51.2%
Percentage of maximum STIP awarded(f)	51.0%	59.9%	24.8%	50.6%	0.0%	63.9%
Percentage of maximum STIP forfeited	49.0%	40.1%	75.2%	49.4%	100.0%	36.1%
Percentage of target STIP awarded	102.0%	119.9%	49.6%	101.2%	0.0%	127.8%

108    Rio Tinto 2012 Annual report

	Jacynthe Côté(g)		Alan Davies(h)		Andrew Harding
(stated in ‘000)	2012	2011	2012	2011	2012	2011
Base salary paid(a)	C$921	C$864	A$250	–	£433	£410
STIP payment – cash	C$100	C$475	A$118	–	£248	£249
STIP payment – deferred shares(b)	C$101	C$475	A$119	–	£249	£250
Total short-term pay	C$1,122	C$1,814	A$487	–	£930	£909
Value of LTIP awards vesting(c)	C$1,380	C$1,969	A$378	–	£0	£728
Pension or superannuation(d)	C$474	C$432	A$3	–	£27	£27
Other benefits(e)	C$139	C$42	A$204	–	£484	£507
Total remuneration	C$3,115	C$4,257	A$1,072	–	£1,441	£2,171
Percentage change in total remuneration (2012 versus 2011)	(26.8%)		–		(33.6%)
Percentage of total remuneration provided as performance related pay (STIP and LTIP)	50.8%	68.6%	57.4%	–	34.5%	56.5%
Percentage of total remuneration provided as non-performance related pay (Base salary, Pension & Other benefits)	49.2%	31.4%	42.6%	–	65.5%	43.5%
Percentage of maximum STIP awarded(f)	10.8%	54.2%	47.5%	–	57.0%	59.4%
Percentage of maximum STIP forfeited	89.2%	45.8%	52.5%	–	43.0%	40.6%
Percentage of target STIP awarded	21.6%	108.5%	94.9%	–	113.9%	118.9%

	Harry Kenyon-Slaney		Doug Ritchie(i)		Debra Valentine
(stated in ‘000)	2012	2011	2012	2011	2012	2011
Base salary paid(a)	£459	£410	A$961	A$917	US$648	US$620
STIP payment – cash	£256	£236	A$0	A$467	US$342	US$399
STIP payment – deferred shares(b)	£257	£237	A$0	A$467	US$342	US$400
Total short-term pay	£972	£883	A$961	A$1,851	US$1,332	US$1,419
Value of LTIP awards vesting(c)	£4	£514	A$0	A$1,954	US$381	US$2,291
Pension or superannuation(d)	£94	£87	A$270	A$245	US$219	US$213
Other benefits(e)	£219	£127	A$167	A$73	US$1,510	US$816
Total remuneration	£1,289	£1,611	A$1,398	A$4,123	US$3,442	US$4,739
Percentage change in total remuneration (2012 versus 2011)	(20.0%)		(66.1%)		(27.4%)
Percentage of total remuneration provided as performance related pay (STIP and LTIP)	40.1%	61.3%	0.0%	70.0%	30.9%	65.2%
Percentage of total remuneration provided as non-performance related pay (Base salary, Pension & Other)	59.9%	38.7%	100.0%	30.0%	69.1%	34.8%
Percentage of maximum STIP awarded(f)	50.1%	56.3%	0.0%	50.2%	52.5%	63.4%
Percentage of maximum STIP forfeited	49.9%	43.7%	100.0%	49.8%	47.5%	36.6%
Percentage of target STIP awarded	100.1%	112.7%	0.0%	100.5%	104.9%	126.8%

(a)	Salary paid in the financial year to 31 December. Salaries are reviewed with effect from 1 March.

(b)	Value of STIP deferred under the BDP.

(c)	2012 figures are based on the estimated value of the LTIP awards which vested in respect of the performance period that ended 31 December 2012.

(d)	Pension or superannuation represents the value of one year’s pension or superannuation accrual calculated using an IAS19 methodology and assumptions on rates of investment return, inflation and salary increases and is sensitive to changes to those assumptions. For Bret Clayton and Debra Valentine the 2011 the “Other post employment benefits” component has been restated as an incorrect methodology was used to value them. The figures previous disclosed in 2011 were US$235,000 for Bret Clayton and US$215,000 for Debra Valentine.

(e)	Includes healthcare, tax advice, car allowance or car and activities in relation to Rio Tinto’s sponsorship of the medals for the 2012 London Olympics. Will include active or legacy expatriate related benefits, as relevant.

(f)	The maximum potential STIP award is 200 per cent of base salary.

(g)	All 2011 amounts have been converted from US$ to C$ at the 2011 average exchange rate.

(h)	Remuneration details reflect remuneration received for the period 1 September 2012 – 31 December 2012.

(i)	Outstanding LTIP awards will lapse upon leaving the Group.

riotinto.com    109

Remuneration Implementation Report continued

Potential value of 2013 remuneration package

The table below shows the potential minimum and maximum value of the 2013 remuneration package and the threshold, target and maximum value of the 2013 STIP and LTIP awards. The values have been calculated based on the proposed amendments to the LTIP in 2013.

Stated in ‘000	Currency	Minimum potential remuneration(a)	Threshold value of STIP and LTIP awards(b)	Target value of STIP and LTIP awards(c)	Maximum value of STIP and LTIP awards(d)	Maximum potential remuneration
Hugo Bague	£	£441	£618	£1,324	£2,648	£3,089
Preston Chiaro	US$	US$789	US$927	US$1,973	US$3,945	US$4,734
Jacynthe Côté	C$	C$930	C$1,093	C$2,325	C$4,650	C$5,580
Alan Davies	A$	A$771	A$1,115	A$2,391	A$4,782	A$5,553
Andrew Harding	£	£546	£789	£1,693	£3,385	£3,931
Jean-Sébastien Jacques	£	£436	£591	£1,264	£2,529	£2,965
Harry Kenyon-Slaney	£	£512	£740	£1,588	£3,176	£3,688
Debra Valentine	US$	US$672	US$940	US$2,015	US$4,030	US$4,702

(a)	Base salary is the minimum potential remuneration.

(b)	Calculated based on threshold performance under the STIP and threshold PSP vesting.

(c)	Calculated based on target performance under the STIP and target PSP vesting.

(d)	Calculated based on outstanding performance under the STIP and maximum PSP vesting.

Remuneration mix

The graphs below show the proportion of the package delivered through fixed and variable remuneration. The values have been calculated based on the proposed amendments to the LTIP in 2013. The PSP, STIP deferred shares and STIP cash are all performance related remuneration.

Proportion of the 2013 remuneration package value delivered through fixed and variable remuneration

110    Rio Tinto 2012 Annual report

Remuneration Report appendix

Long-term incentives – vesting outcomes for the period ended 31 December 2012

2009 PSP awards (four-year performance period)

A group of eight comparator companies was used to assess Rio Tinto’s relative TSR performance, which is the performance measure used to determine the vesting of awards made under the 2009 PSP. For PSP awards made from and including 2010, two indices are used for assessing Rio Tinto’s relative TSR performance as detailed in the table on page 112. The Committee is recommending the inclusion of a relative EBIT margin measure for awards to be granted from 2013 representing one-third of the total potential value of the overall award.

PSP awards were only made to executive directors and PGCEOs in 2009 (Tom Albanese, Preston Chiaro, Bret Clayton, Jacynthe Côté, Guy Elliott and Sam Walsh). Other executives were awarded only MSP and SOP grants in 2009 which vested respectively in January 2012 and March 2012.

PSP performance period that ended on 31 December 2012
Comparator	Alcoa, Anglo American, Barrick Gold, BHP
companies(a)	Billiton, Freeport-McMoRan, Newmont Mining, Vale, Xstrata

Performance period (4 years)	1 January 2009 – 31 December 2012
Performance condition	Rio Tinto must achieve a ranking of 5th (median of the comparator group) for threshold vesting at 35 per cent. The maximum vesting is 1.5 times the award with equal steps between 5th and 1st rank. No awards vest below the threshold levels.
TSR Ranking	3rd (108.2 per cent TSR)
% of shares vested	92.5 per cent (61.7 per cent of maximum)

% of shares forfeited	7.5 per cent (38.3 per cent of maximum)

(a)	The comparator companies were selected at the start of the performance period.

The 2008 average share price was abnormally inflated by the BHP Billiton bid. The Committee at that time used the average of the Rio Tinto share price over the three-month period commencing 12 February 2009 (as opposed to a 12-month period commencing 1 January 2008) for the purpose of calculating the opening share price for TSR performance over the performance period. It used the same period in relation to the PSP comparator companies. However, the usual 12-month methodology was used to calculate the ending share prices for TSR comparison purposes, for Rio Tinto and comparator companies. The usual conventions were also applied to set the levels of award based upon the prior year average share price which resulted in a significant reduction in shares awarded compared to the prior year. This approach was consistently adopted by the Committee for the 2009 SOP awards which vested in 2012.

The table below summarises the average vesting of performance shares for executive directors and PGCEOs over the five-year period 2009-2013.

Performance period	Vesting year	% of shares vested	% of maximum shares vested
2005-2008	2009	92.5	62
2006-2009	2010	39.6	26
2007-2010	2011	36.4	24
2008-2011	2012	0.0	0
2009-2012	2013	92.5	62
Average vesting	–	52.2	35

riotinto.com    111

Remuneration Report appendix continued

2010 SOP awards (three-year performance period)

The HSBC Global Mining Index is used to assess Rio Tinto’s relative TSR performance which is the performance measure used to determine the vesting of awards made under the SOP.

SOP performance period that ended on 31 December 2012

Comparator group	HSBC Global Mining Index
Performance period (3 years)	1 January 2010-31 December 2012
Rio Tinto outperformance	26.0%
Outperformance required for full vesting	15.8%
% of options vested	100%
% of options forfeited	–

The methodology used to calculate the starting share prices for TSR comparison purposes, for Rio Tinto and the index, was the 12-month average prior to the commencement of the performance period. The methodology used to calculate the ending share prices for TSR comparison purposes, for Rio Tinto and the index, was the last 12 months in the performance period. The usual conventions were also applied to set the number of options awarded, based upon the prior year average share price.

The table below summarises the average vesting of share options for executive directors and PGCEOs over the five-year period 2009-2013.

Performance period	Vesting year	% of options
vested
2006-2008	2009	100
2007-2009	2010	0
2008-2010	2011	0
2009-2011	2012	100
2010-2012	2013	100
Average vesting	–	60

MSP awards

Although executives are not eligible to receive awards under the MSP, Alan Davies received grants prior to his appointment as PGCEO.

Plan period	Plan period that ended 31 December 2012
Vesting period	22 March 2010-31 December 2012
% of shares vested	100
% of shares forfeited	–

Debra Valentine received an MSP award when she joined the Group in 2008 which vested in January 2012.

Five-year TSR and relevant index TSR

Relative TSR is the single performance measure used to determine the vesting of awards made under the PSP and SOP prior to 2013. Rio Tinto’s TSR relative to the relevant index, or the comparator group in the case of the PSP, over the performance period has a direct impact on the levels of LTIP vesting.

The effect of this performance on shareholder wealth, as measured by TSR delivered during the relevant calendar year, is detailed in the table.

	Dividends paid during the year	Share price – Rio Tinto plc pence		Share price – Rio Tinto Limited A$		Total shareholder return (TSR)
Year	US cents per share	1 Jan	31 Dec	1 Jan	31 Dec	Group %
2012	163.5	3,125	3,512	60.30	66.01	14.7
2011	117.0	4,487	3,125	85.47	60.30	(31.1)
2010	90.0	3,390	4,487	74.89	85.47	31.3
2009	68.0	1,231	3,390	29.97	74.89	171.5
2008	152.0	4,392	1,231	105.65	29.97	(71.4)

The graph below illustrates the TSR performance of the Group against the HSBC Global Mining Index and the MSCI over the past five years. These two indices are used to assess Rio Tinto’s relative TSR performance for awards made under the PSP from and including 2010. The HSBC Global Mining Index alone is used to determine the vesting of awards made under the SOP. The graph has been prepared in accordance with the requirements of Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and is not an indication of the likely vesting of awards granted under the PSP and SOP. The remuneration structure table on pages 97 to 99 provides further details of the performance conditions for the PSP and SOP.

112    Rio Tinto 2012 Annual report

What we paid our non-executive directors

Fees

The table below sets out the annual fees payable to the chairman and the non-executive directors.

	2013	2012	2011
Director fees
Chairman’s fee	£700,000	£700,000	£700,000
Non-executive director base fee	£85,000	£85,000	£80,000
Senior independent director	£40,000	£40,000	£35,000
Committee fees
Audit Committee chairman	£35,000	£35,000	£35,000
Audit Committee member	£20,000	£20,000	£15,000
Remuneration Committee chairman	£30,000	£30,000	£30,000
Remuneration Committee member	£15,000	£15,000	£10,000
Sustainability Committee chairman	£30,000	£30,000	£25,000
Sustainability Committee member	£15,000	£15,000	£10,000
Nominations Committee member	£7,500	£7,500	£7,500
Overseas meeting allowances
Long distance (flights over 10 hours per journey)	£10,000	£10,000	£7,500
Medium distance (flights of 5-10 hours per journey)	£5,000	£5,000	£3,500

Details of each element of remuneration paid to the chairman and non-executive directors during 2012 are set out in Table 1b. No post-employment, long-term or termination payments were paid and no share-based payments were made. The total payments made to the chairman and non-executive directors in 2012 are within the maximum aggregate annual amount of £3 million set out in the Group’s constitutional documents approved by shareholders at the 2009 annual general meetings.

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

All employee share plans

Executives may participate in broad-based share and share option plans which are available to Group employees generally and for which performance conditions do not apply. These plans form part of standard remuneration practice whereby employees are offered participation in plans to encourage alignment with the long-term performance of the Group.

New global employee share plan

The Committee believes that all employees should be given the opportunity to become shareholders in our business. Following the approval received by shareholders in 2012 at the annual general meetings, the Committee implemented a new global employee share purchase plan in 2012. The new plan has been offered to all eligible employees across the world save for any local jurisdictional restrictions. Under the plan employees may acquire shares up to the value of US$5,000 per year, capped at ten per cent of base salary. Each share purchased will be matched by the Company providing the participant holds the shares, and remains employed, at the end of the three-year vesting period. The Committee believes the new plan will serve to engage, retain and motivate employees over the long term.

The participation rate following the initial launch of the Plan was approximately 25 per cent of the eligible employee population.

Dilution

Awards under the SOP, PSP and all employee Plans may be satisfied by treasury shares, the issue of new shares or the purchase of shares in the market. Currently, Rio Tinto plc satisfies these awards by the issue of new shares or the transfer of shares from treasury. Rio Tinto Limited satisfies these awards by the market purchase and delivery of shares to plan participants. Rio Tinto plc complies with applicable corporate governance guidelines in relation to the issue of new shares. All other share awards are satisfied by the use of shares which are purchased in the market. Further information in respect of the number of shares issued under plan arrangements can be found in note 45 to the financial statements.

Shareholder voting

The table below sets out the results of the resolutions to approve the Group’s 2011 remuneration report at the 2012 AGMs.

Total votes cast	Votes for	Votes against	Votes withheld*
1,210,514,384	1,145,753,353	64,761,031	19,698,032

*	a vote “withheld” is not a vote in law, and is not counted in the calculation of the proportion of votes for and against the resolution.

riotinto.com    113

Remuneration Report appendix continued

Table 1a – Executives’ remuneration

		Short-term benefits					Long-term benefits Value of share based awards(f)
Stated in US$’000(a)		Base salary	Cash bonus(b)	Other cash based benefits(c)	Non monetary benefits(d)	Total short- term benefits(e)	Other long- term benefits	BDP(g)	CCA(h)	PSP
Executive directors
Tom Albanese	2012	1,667	–	3	306	1,976	–	338	–	2,675
	2011	1,619	–	3	429	2,051	–	535	–	2,384
Guy Elliott	2012	1,165	–	24	213	1,402	–	268	–	1,924
	2011	1,143	–	24	312	1,479	–	396	–	1,650
Sam Walsh	2012	1,702	1,115	93	146	3,056	–	964	–	3,152
.	2011	1,622	1,211	93	2	2,928	–	922	–	2,390
Other key management personnel
Hugo Bague	2012	677	354	139	208	1,378	–	290	–	852
	2011	651	388	131	320	1,490	–	210	27	654
Preston Chiaro	2012	786	196	–	101	1,083	–	294	–	1,284
	2011	762	389	–	209	1,360	–	376	–	1,118
Bret Clayton	2012	760	–	3	1,153	1,916	–	247	–	1,241
	2011	738	476	–	1,070	2,284	–	270	–	1,076
Jacynthe Côté	2012	921	101	12	128	1,162	–	320	–	1,467
	2011	916	480	7	35	1,438	–	300	44	1,199
Alan Davies	2012	258	123	59	152	592	–	265	–	105
Andrew Harding	2012	687	401	125	642	1,855	–	319	–	1,018
	2011	658	389	114	680	1,841	–	226	27	779
Harry Kenyon-Slaney	2012	727	415	144	203	1,489	–	318	–	995
	2011	658	369	132	72	1,231	–	224	19	694
Doug Ritchie	2012	995	–	8	164	1,167	–	289	–	1,221
	2011	947	473	–	75	1,495	–	287	33	912
Debra Valentine	2012	648	342	26	1,483	2,499	–	376	–	845
	2011	620	399	26	790	1,835	–	226	30	642

Notes to Table 1a – Executives’ remuneration

(a)	The total remuneration is reported in US dollars. The amounts have been converted using the relevant 2012 average exchange rates of £1=US$1.5848, A$1=US$1.0357, and C$1=US$1.0006. The annual cash bonus payable under the STIP has been converted using the relevant 2012 year end exchange rates of £1=US$1.6171, A$1=US$1.0375 and 1C$=US$1.0037.

(b)	“Cash bonus” relates to the cash portion of the 2012 STIP to be paid in March 2013.

(c)	“Other cash based benefits” include cash in lieu of a car and fuel. For Hugo Bague, Harry Kenyon-Slaney and Andrew Harding, it includes a cash supplement equal to 20 per cent of the amount by which their “Contributory Salary” exceeds the “Earning Cap” as defined in the Rio Tinto Pension Fund. For Alan Davies, it includes the difference between the Company superannuation contributions and the minimum level allowed in Australia under the Superannuation Guarantee legislation or the concessional contributions limits, which can be paid as a taxable cash allowance. For Jacynthe Côté, it includes a residual amount paid out in 2012 for her 2011 flexible perquisites and a residual amount to be paid out in 2013 for her 2012 flexible perquisites.

(d)	“Non monetary benefits” for executives include healthcare, provision of a car, professional advice, flexible perquisites, activities in relation to Rio Tinto’s sponsorship of the medals for the 2012 London Olympics and secondment costs comprising housing, education, tax equalisation and relocation payments made to and on behalf of executives living outside their home country. For Tom Albanese and Guy Elliott, it includes the value of company provided transport. Rio Tinto provides accident cover for employee members of the Rio Tinto Pension Fund. Some of the executives are members of the Rio Tinto Pension Fund; the total premium paid in 2012 was US$8,433.

(e)	“Total short-term benefits” represents the disclosure of total emoluments and compensation required under the UK Companies Act 2006 (UK) and total remuneration under the Australian Corporations Act 2001 and applicable accounting standards.

(f)	The value of share based awards has been determined in accordance with the recognition and measurement requirements of IFRS 2 “Share-based Payment”. The fair value of awards granted under the Share Option Plan (SOP), the Management Share Plan (MSP), the Bonus Deferral Plan (BDP), the Performance Share Plan (PSP) and the Share Savings Plan (SSP) have been calculated at their dates of grant using valuation models provided by external consultants, Lane Clark and Peacock LLP, including an independent lattice-based option valuation model and a Monte Carlo valuation model which take into account the constraints on vesting and exercise attached to these awards. Further details of the valuation methods and assumptions used for these awards are included in note 45 (Share Based Payments) in the 2012 full financial statements. The fair value of other share based awards is measured at the purchase cost of the shares from the market. The non-executive directors do not participate in the long-term incentive share schemes.

(g)	“BDP (Bonus Deferral Plan)” represents the deferral of the 2010, 2011 and 2012 bonus under STIP into Rio Tinto Shares.

(h)	“CCA (Company Contributed Awards)” represents the shares provided to employees below the executive directors and PGCEO level under the 2008 BDP to provide and enhance retention.

114    Rio Tinto 2012 Annual report

		Long-term benefits Value of share based awards(f)			Post-employment benefits(j)
Stated in US$’000(a)		MSP	SOP	Others(i)	Pension and superannuation	Other post- employment benefits(k)	Termination benefits	Total remuneration	Currency of actual payment (l)
Executive directors
Tom Albanese	2012	–	1,951	6	2,156	–	–	9,102	£
	2011	–	1,668	8	1,974	–	–	8,620	£
Guy Elliott	2012	–	1,407	7	605	–	–	5,613	£
	2011	–	1,189	7	563	–	–	5,284	£
Sam Walsh	2012	–	817	3	424	–	–	8,416	A$
	2011	–	1,047	3	384	–	–	7,674	A$
Other key management personnel
Hugo Bague	2012	–	793	6	43	–	–	3,362	£
	2011	182	579	6	43	–	–	3,190	£
Preston Chiaro	2012	–	975	2	383	–	–	4,021	US$
	2011	–	818	1	256	–	–	3,929	US$
Bret Clayton	2012	–	944	–	339	3	–	4,690	US$
	2011	–	791	–	234	2	–	4,657	US$
Jacynthe Côté	2012	–	1,114	–	474	–	–	4,537	US$/C$
	2011	8	860	–	436	1	–	4,286	US$/C$
Alan Davies	2012	121	0	1	3	–	–	1,087	A$
Andrew Harding	2012	0	881	8	43	–	–	4,124	£
	2011	173	644	8	43	–	–	3,741	£
Harry Kenyon-Slaney	2012	–	523	8	149	–	–	3,482	£
	2011	80	376	9	139	–	–	2,772	£
Doug Ritchie	2012	–	1,009	2	280	–	–	3,968	A$
	2011	454	714	2	253	–	–	4,150	A$
Debra Valentine	2012	6	785	1	214	5	–	4,731	US$
	2011	339	573	1	208	5	–	3,859	US$

(i)	“Others” include the Share Savings Plan and Share Ownership Plan as described in the Remuneration Report on page 113.

(j)	The costs shown for defined benefit pension plans and post retirement medical benefits are the service costs attributable to the individual, calculated in accordance with IAS19. The cost for defined contribution plans is the amount contributed in the year by the Company.

(k)	For Bret Clayton and Debra Valentine, the 2011 Other post employment benefits have been restated as an incorrect methodology was used to value them. The figures previous disclosed in 2011 were US$1,000 for Bret Clayton and US$7,000 for Debra Valentine.

(l)	Jacynthe Côté’s remuneration was stated in US dollars until 29 February 2012 using a fixed exchange rate of US$1=C$0.987167. Effective 1 March 2012, her salary and all other short-term benefits received are paid in Canadian dollars.

riotinto.com    115

Remuneration Report appendix continued

Table 1b – Non-executive directors’ remuneration

		Short-term benefits
Stated in US$’000(a)		Fees	Other cash based benefits(b)	Non-monetary benefits(c)	Total remuneration(d)	Currency of actual payment
Chairman
Jan du Plessis	2012	1,109	–	225	1,334	£
	2011	1,123	–	333	1,456	£
Non-executive directors
Robert Brown	2012	170	87	119	376	£
	2011	156	46	55	257	£
Vivienne Cox	2012	170	48	100	318	£
	2011	175	18	22	215	£
Sir Rod Eddington	2011	51	22	7	80	A$
Michael Fitzpatrick	2012	186	58	122	366	A$
	2011	166	55	–	221	A$
Yves Fortier	2011	55	29	18	102	£
Ann Godbehere	2012	202	32	100	334	£
	2011	196	18	25	239	£
Richard Goodmanson	2012	218	95	137	450	£
	2011	196	48	17	261	£
Andrew Gould(e)	2012	85	–	8	93	£
	2011	238	12	–	250	£
Lord Kerr	2012	202	48	83	333	£
	2011	180	12	19	211	£
Christopher Lynch(f)	2012	152	89	145	386	A$
	2011	43	22	–	65	A$
Paul Tellier	2012	202	87	115	404	£
	2011	180	46	38	264	£
John Varley	2012	235	95	–	330	£
	2011	59	–	–	59	£

Notes to Table 1b – Non-executive directors’ remuneration

(a)	The total remuneration is reported in US dollars. The amounts have been converted using the relevant 2012 average exchange rates of £1 =US$1.5848, A$1= US$1.0357.

(b)	“Other cash based benefits” for non-executive directors comprise overseas meeting allowances.

(c)	“Non monetary benefits” include for Jan du Plessis the value of company provided transport, medical insurance premiums and activities in relation to Rio Tinto’s sponsorship of the medals for the 2012 London Olympics. For Robert Brown, Vivienne Cox, Michael Fitzpatrick, Ann Godbehere, Richard Goodmanson, Lord Kerr, Christopher Lynch and Paul Tellier, it includes the value of activities in relation to Rio Tinto’s sponsorship of the medals for the 2012 London Olympics. For Andrew Gould, it includes the value of a retirement gift. Rio Tinto plc provides accident cover for non-executive directors; the total premium paid in 2012 was US$5,465.

(d)	Represents disclosure of short-term benefits total emoluments and compensation required under the UK Companies Act 2006 and total remuneration under the Australian Corporations Act 2001 and applicable accounting standards.

(e)	Andrew Gould retired from the boards in May 2012.

(f)	Christopher Lynch’s fees (other than statutory superannuation contributions) were paid to the Transurban Group until July 2012.

116    Rio Tinto 2012 Annual report

Table 2 – Directors’ pension entitlements (as at 31 December 2012)

Defined benefit pensions

				Accrued benefits				Transfer values
	Age	Years of service completed	At 31 Dec 2011	At 31 Dec 2012	Change in accrued benefits during the year ended 31 Dec 2012	Change in accrued benefit net of inflation(a)	At 31 Dec 2011	At 31 Dec 2012	Change, net of personal contributions(f)	Transfer value of change in accrued benefit net of inflation
			£’000 pa pension	£’000 pa pension	£’000 pa pension	£’000 pa pension	£’000	£’000	£’000	£’000
UK directors
Tom Albanese (b) (c) (d) (e)	55	31	476	522	46	33	8,485	10,192	1,707	751
Guy Elliott (c) (e)	57	32	514	547	33	17	11,937	12,925	988	402
			A$’000 lump sum	A$’000 lump sum	A$’000 lump sum	A$’000 lump sum	A$’000	A$’000	A$’000	A$’000
Australian director
Sam Walsh	63	21	6,245	6,836	591	466	6,245	6,836	591	466

Defined contribution pensions

		Company contributions
	Age	Years of service completed	Year to 31 Dec 2011 A$’000	Year to 31 Dec 2012 A$’000
Australian director
Sam Walsh	63	21	59	64

Notes to Table 2

(a)	Price inflation is calculated as the increase in the relevant retail or consumer price index over the year to 31 December 2012, except for Australia where a September to September change is used.

(b)	Tom Albanese accrued pension benefits in the US plans for service up to 30 June 2006 and is accruing benefits in the UK plans for subsequent service.

(c)	The transfer value of benefits in the UK plans is calculated in accordance with regulations 7 to 7E of the Occupational Pension Schemes (Transfer Values) Regulations 1996.

(d)	The transfer value of benefits in the US plans is represented by the Accumulated Benefit Obligation calculated on the accounting assumptions used for the Group’s post-retirement benefits disclosures.

(e)	Tom Albanese and Guy Elliott have benefits provided through a combination of funded and unfunded arrangements. The pension and transfer values shown are in respect of their total benefits.

(f)	Member contributions relating to Sam Walsh’s defined benefit pension have been classified as employer contributions rather than personal contributions. This is a different treatment to that used in prior years to better reflect his benefits, and ensure consistency with the figures in Table 1a. The overall transfer value and the accrued benefits are unaffected.

riotinto.com    117

Remuneration Report appendix continued

Table 3 – Directors’ and executives’ beneficial interests in Rio Tinto shares

	Rio Tinto plc			Rio Tinto Limited			Movements
	1 Jan 2012(a)	31 Dec 2012(b)	19 Feb 2013(b)	1 Jan 2012(a)	31 Dec 2012(b)	19 Feb 2013(b)	Exercise of options(c)	Compensation(d)	Other(e)
Directors
Tom Albanese	251,328	253,042	253,042	–	–	–	957	85	672
Robert Brown	2,200	2,200	4,200	–	–	–	–	–	2,000
Vivienne Cox	2,912	2,912	2,912	–	–	–	–	–	–
Jan du Plessis	30,000	30,000	30,000	–	–	–	–	–	–
Guy Elliott	103,078	103,272	103,278	–	–	–	112,423	185	(112,408)
Michael Fitzpatrick	–	–	–	6,252	6,252	6,252	–	–	–
Ann Godbehere	1,046	2,111	2,981	–	–	–	–	–	1,935
Richard Goodmanson	9,287	12,465	12,465	–	–	–	–	–	3,178
Andrew Gould	2,642	2,642	2,642	–	–	–	–	–	–
Lord Kerr	12,000	15,000	15,000	–	–	–	–	–	3,000
Chris Lynch	2,070	2,070	2,070	5,121	6,890	6,890	–	–	1,769
Paul Tellier	13,852	16,039	16,039	–	–	–	–	–	2,187
John Varley	2,985	2,985	2,985	–	–	–	–	–	–
Sam Walsh	–	–	–	46,950	46,950	46,950	–	–	–
Executives
Hugo Bague	24,216	34,910	34,910	–	–	–	288	22,035	(11,629)
Preston Chiaro	99,182	99,373	99,412	–	–	–	–	–	230
Bret Clayton	28,280	28,616	28,621	–	–	–	–	18,668	(18,327)
Jacynthe Côté	18,266	22,636	22,636	–	–	–	–	7,425	(3,055)
Alan Davies	–	–	–	7,821	7,821	7,821	–	–
Andrew Harding	69	154	154	15,737	24,684	24,684	–	13,281	(4,249)
Jean-Sébastien Jacques(f)	–	–	–	–	–	–	–	–	–
Harry Kenyon-Slaney	21,831	27,815	27,815	–	–	–	–	10,206	(4,222)
Doug Ritchie	–	–	–	29,955	42,399	42,399	–	24,360	(11,916)
Debra Valentine	12,240	29,852	30,032	–	–	–	180	30,783	(13,171)

Notes to Table 3

(a)	Or date of appointment, if later.

(b)	Or date of retirement, if earlier.

(c)	Shares obtained through the exercise of options under the Rio Tinto Share Savings Plan or the SOP. The number of shares retained may differ from the number of options exercised.

(d)	Shares obtained through the Rio Tinto Share Ownership Plan and/or vesting of awards under the PSP, MSP and BDP.

(e)	Share movements due to sale or purchase of shares, shares received under the Dividend Reinvestment Plan, shares purchased/sold through the Rio Tinto America Savings Plan or non-executive directors’ Share Purchase Plan.

(f)	Appointed 14 February 2013.

(g)	Interests in outstanding awards under LTIPs and option schemes are set out in Tables 4 and 5.

118    Rio Tinto 2012 Annual report

Table 4 – Executives with awards under long-term incentive plans 2012

	Conditional award granted	Market price at award	1 Jan 2012(a)	Awarded	Lapsed/ cancelled	Dividend shares	Vested	31 Dec 2012	Performance period concludes	Date of election	Market price at election	Monetary value of vested award US$’000
Bonus Deferral Plan
Tom Albanese	21-Mar-11	£40.58	20,127	–	–	–	–	20,127	01-Dec-13	–	–	–
Hugo Bague	21-Mar-11	£40.58	6,380	–	–	–	–	6,380	01-Dec-13	–	–	–
	19-Mar-12	£36.15	–	7,069	–	–	–	7,069	01-Dec-14	–	–	–
Preston Chiaro	21-Mar-11	£40.58	8,837	–	–	–	–	8,837	01-Dec-13	–	–	–
	19-Mar-12	£36.15	–	7,062	–	–	–	7,062	01-Dec-14	–	–	–
Bret Clayton	21-Mar-11	£40.58	7,472	–	–	–	–	7,472	01-Dec-13	–	–	–
	19-Mar-12	£36.15	–	8,636	–	–	–	8,636	01-Dec-14	–	–	–
Jacynthe Côté	21-Mar-11	£40.58	9,979	–	–	–	–	9,979	01-Dec-13	–	–	–
	19-Mar-12	£36.15	–	9,096	–	–	–	9,096	01-Dec-14	–	–	–
Alan Davies(b)	21-Mar-11	A$81.00	823	–	–	–	–	823	01-Dec-13	–	–	–
	19-Mar-12	A$65.85	2,315	–	–	–	–	2,315	01-Dec-14	–	–	–
Guy Elliott	21-Mar-11	£40.58	15,956	–	–	–	–	15,956	01-Dec-13	–	–	–
Andrew Harding	21-Mar-11	£40.58	7,465	–	–	–	–	7,465	01-Dec-13	–	–	–
	19-Mar-12	£36.15	–	7,096	–	–	–	7,096	01-Dec-14	–	–	–
Harry Kenyon-Slaney	21-Mar-11	£40.58	7,521	–	–	–	–	7,521	01-Dec-13	–	–	–
	19-Mar-12	£36.15	–	6,729	–	–	–	6,729	01-Dec-14	–	–	–
Doug Ritchie	21-Mar-11	A$81.00	7,639	–	–	–	–	7,639	01-Dec-13	–	–	–
	19-Mar-12	A$65.85	–	7,221	–	–	–	7,221	01-Dec-14	–	–	–
Debra Valentine	21-Mar-11	£40.58	6,802	–	–	–	–	6,802	01-Dec-13	–	–	–
	19-Mar-12	£36.15	–	7,244	–	–	–	7,244	01-Dec-14	–	–	–
Sam Walsh	21-Mar-11	A$81.00	17,914	–	–	–	–	17,914	01-Dec-13	–	–	–
	19-Mar-12	A$65.85	–	18,490	–	–	–	18,490	01-Dec-14	–	–	–

riotinto.com    119

Remuneration Report appendix continued

Table 4 – Executives with awards under long-term incentive plans 2012 continued

	Conditional award granted	Market price at award	1 Jan 2012(a)	Awarded	Lapsed/ cancelled	Dividend shares	Vested	31 Dec 2012	Performance period concludes	Date of election	Market price at election		Monetary value of vested award US$’000
Performance Share Plan
Tom Albanese	10-Mar-08	£52.58	59,362	–	59,362	–	–	–	31-Dec-11	–		–	–
	17-Mar-09	£19.82	48,019	–	–	–	–	48,019	31-Dec-12	–		–	–
	22-Mar-10	£37.30	79,486	–	–	–	–	79,486	31-Dec-13	–		–	–
	06-May-11	£41.51	56,943	–	–	–	–	56,943	31-Dec-14	–		–	–
	19-Mar-12	£36.15	–	54,230	–	–	–	54,230	31-Dec-15	–		–	–
Hugo Bague	10-Mar-08	£52.58	14,128	–	9,424	–	4,704	–	31-Dec-11	16-Feb-12		£36.34	271
	22-Mar-10	£37.30	31,531	–	–	–	–	31,531	31-Dec-13	–		–	–
	06-May-11	£41.51	22,943	–	–	–	–	22,943	31-Dec-14	–		–	–
	19-Mar-12	£36.15	–	22,056	–	–	–	22,056	31-Dec-15	–		–	–
Preston Chiaro	10-Mar-08	£52.58	23,688	–	23,688	–	–	–	31-Dec-11	–		–	–
	17-Mar-09	£19.82	20,904	–	–	–	–	20,904	31-Dec-12	–		–	–
	22-Mar-10	£37.30	40,559	–	–	–	–	40,559	31-Dec-13	–		–	–
	06-May-11	£41.51	27,565	–	–	–	–	27,565	31-Dec-14	–		–	–
	19-Mar-12	£36.15	–	25,724	–	–	–	25,724	31-Dec-15	–		–	–
Bret Clayton	10-Mar-08	£52.58	22,871	–	22,871	–	–	–	31-Dec-11	–		–	–
	17-Mar-09	£19.82	20,182	–	–	–	–	20,182	31-Dec-12	–		–	–
	22-Mar-10	£37.30	39,160	–	–	–	–	39,160	31-Dec-13	–		–	–
	06-May-11	£41.51	26,670	–	–	–	–	26,670	31-Dec-14	–		–	–
	19-Mar-12	£36.15	–	24,893	–	–	–	24,893	31-Dec-15	–		–	–
Jacynthe Côté	10-Mar-08	£52.58	22,299	–	14,874	–	7,425	–	31-Dec-11	15-Feb-12		£36.83	433
	17-Mar-09	£19.82	23,787	–	–	–	–	23,787	31-Dec-12	–		–	–
	22-Mar-10	£37.30	46,153	–	–	–	–	46,153	31-Dec-13	–		–	–
	06-May-11	£41.51	31,682	–	–	–	–	31,682	31-Dec-14	–		–	–
	19-Mar-12	£36.15	–	30,056	–	–	–	30,056	31-Dec-15	–		–	–
Alan Davies(b)	22-Mar-10	A$75.03	9,750	–	–	–	–	9,750	31-Dec-13	–		–	–
	21-Mar-11	A$81.00	6,228	–	–	–	–	6,228	31-Dec-14	–		–	–
	19-Mar-12	A$65.85	6,663	–	–	–	–	6,663	31-Dec-15	–		–	–
Guy Elliott	10-Mar-08	£52.58	30,930	–	30,930	–	–	–	31-Dec-11	–		–	–
	17-Mar-09	£19.82	35,743	–	–	–	–	35,743	31-Dec-12	–		–	–
	22-Mar-10	£37.30	59,166	–	–	–	–	59,166	31-Dec-13	–		–	–
	06-May-11	£41.51	39,805	–	–	–	–	39,805	31-Dec-14	–		–	–
	19-Mar-12	£36.15	–	37,899	–	–	–	37,899	31-Dec-15	–		–	–
Andrew Harding	10-Mar-08	A$126.48	6,485	–	4,326	–	2,159	–	31-Dec-11	14-Feb-12	A$	69.28	155
	09-Jul-09	A$47.60	1,365	–	911	–	454	–	31-Dec-11	14-Feb-12	A$	69.28	33
	22-Mar-10	A$75.03	31,064	–	–	–	–	31,064	31-Dec-13	–		–	–
	06-May-11	£41.51	23,219	–	–	–	–	23,219	31-Dec-14	–		–	–
	19-Mar-12	£36.15	–	22,390	–	–	–	22,390	31-Dec-15	–		–	–
Harry Kenyon-Slaney	10-Mar-08	£52.58	7,210	–	4,810	–	2,400	–	31-Dec-11	27-Feb-12		£37.02	141
	22-Mar-10	£37.30	31,531	–	–	–	–	31,531	31-Dec-13	–		–	–
	06-May-11	£41.51	33,936	–	–	–	–	33,936	31-Dec-14	–		–	–
	19-Mar-12	£36.15	–	22,390	–	–	–	22,390	31-Dec-15	–		–	–

120    Rio Tinto 2012 Annual report

	Conditional award granted	Market price at award	1 Jan 2012(a)	Awarded	Lapsed/ cancelled	Dividend shares	Vested	31 Dec 2012	Performance period concludes	Date of election	Market price at election	Monetary value of vested award US$’000
Performance Share Plan continued
Doug Ritchie	10-Mar-08	A$126.48	8,691	–	5,797	–	2,894	–	31-Dec-11	22-Feb-12	A$68.53	205
	09-Jul-09	A$47.60	1,829	–	1,220	–	609	–	31-Dec-11	22-Feb-12	A$68.53	43
	22-Mar-10	A$75.03	32,180	–	–	–	–	32,180	31-Dec-13	–	–	–
	06-May-11	A$79.57	24,713	–	–	–	–	24,713	31-Dec-14	–	–	–
	19-Mar-12	A$65.85	–	25,417	–	–	–	25,417	31-Dec-15	–	–	–
Debra Valentine	10-Mar-08	£52.58	13,967	–	9,316	–	4,651	–	31-Dec-11	27-Feb-12	£37.02	273
	22-Mar-10	£37.30	31,887	–	–	–	–	31,887	31-Dec-13	–	–	–
	06-May-11	£41.51	22,553	–	–	–	–	22,553	31-Dec-14	–	–	–
	19-Mar-12	£36.15	–	21,257	–	–	–	21,257	31-Dec-15	–	–	–
Sam Walsh	10-Mar-08	A$126.48	21,366	–	21,366	–	–	–	31-Dec-11	–	–	–
	09-Jul-09	A$47.60	4,497	–	4,497	–	–	–	31-Dec-11	–	–	–
	17-Mar-09	A$52.01	26,670	–	–	–	–	26,670	31-Dec-12	–	–	–
	09-Jul-09	A$47.60	5,614	–	–	–	–	5,614	31-Dec-12	–	–	–
	22-Mar-10	A$75.03	55,842	–	–	–	–	55,842	31-Dec-13	–	–	–
	06-May-11	A$79.57	61,752	–	–	–	–	61,752	31-Dec-14	–	–	–
	19-Mar-12	A$65.85	–	63,540	–	–	–	63,540	31-Dec-15	–	–	–
Management Share Plan
Hugo Bague	17-Mar-09	£19.82	16,769	–	–	562	17,331	–	31-Dec-11	16-Feb-12	£36.34	998
Alan Davies(b)	22-Mar-10	A$75.03	5,118	–	–	–	–	5,118	31-Dec-12	–	–	–
	21-Mar-11	A$81.00	3,487	–	–	–	–	3,487	31-Dec-13	–	–	–
	19-Mar-12	A$65.85	3,997	–	–	–	–	3,997	31-Dec-14	–	–	–
Andrew Harding	17-Mar-09	A$52.01	8,490	–	–	253	8,743	–	31-Dec-11	14-Feb-12	A$69.28	627
	09-Jul-09	A$47.60	1,787	–	–	53	1,840	–	31-Dec-11	14-Feb-12	A$69.28	132
Harry Kenyon-Slaney	17-Mar-09	£19.82	7,403	–	–	248	7,651	–	31-Dec-11	27-Feb-12	£37.02	449
Doug Ritchie	17-Mar-09	A$52.01	8,572	–	–	255	8,827	–	31-Dec-11	22-Feb-12	A$68.53	608
	09-Jul-09	A$47.60	1,804	–	–	53	1,857	–	31-Dec-11	22-Feb-12	A$68.53	128
	14-Sep-09	A$58.05	9,879	–	–	294	10,173	–	31-Dec-11	22-Feb-12	A$68.53	701
Debra Valentine	10-Mar-08	£52.58	6,053	–	–	332	6,385	–	15-Jan-12	27-Feb-12	£37.02	375
	17-Mar-09	£19.82	19,107	–	–	640	19,747	–	31-Dec-11	27-Feb-12	£37.02	1,159

Notes to Table 4

(a)	Or date of appointment.

(b)	Alan Davies was appointed on 1 September 2012.

(c)	Awards denominated in pounds sterling were for Rio Tinto plc ordinary shares of 10p each and awards denominated in Australian dollars were for Rio Tinto Limited shares.

(d)	The weighted fair value per share of conditional awards granted under the BDP was £35.77 for Rio Tinto plc and A$64.98 for Rio Tinto Limited and for PSP was £26.27 for Rio Tinto plc and A$47.99 for Rio Tinto Limited and for MSP was A$64.96 for Rio Tinto Limited.

(e)	Conditional awards are awarded at no cost to the recipient and no amount remains unpaid on any shares granted.

(f)	The amount in US dollars has been converted from sterling at the rate of £1 = US$1.58475 and Australian dollars at the rate of A$1 = US$1.03565, being the average exchange rates for 2012.

(g)	Details of performance conditions for the PSP are provided below.

•	Four-year performance period.

•	Subject to the “mix” chosen (see above) awards have a maximum face value of 292 per cent of base salary with the potential for 1.5 times of this value, ie 438 per cent of base salary, for outstanding performance. The expected value of awards is 190 per cent of base salary.

•	For 2012 awards, conditional share awards vest subject to the achievement of a stretching TSR performance condition, comparing Rio Tinto’s TSR performance against:

–	50 per cent: the HSBC Global Mining Index

–	50 per cent: the Morgan Stanley Capital World Index (MSCI)

•	Vesting of awards made in 2012 is as follows:

Outperformance of the index by 8 per cent per annum	1.5x award vests
Performance between index and 8 per cent out-performance	Proportionate vesting for performance between index and 8 per cent outperformance of the index.
Outperformance of the index by approximately 5 per cent per annum	1.0x award vests
Performance equal to index	0.35x award vests
Performance less than index	Nil vesting

•	If, but only if, vesting is achieved, a cash payment will be paid equal to the dividends that would have been received had the number of shares which have vested at the end of the performance period been held throughout the performance period.

(h)	As of 19 February 2013, the executives in the table above had 1,537,797 shares awarded and not vested under long-term incentive plans.

(i)	The 2009 PSP awards granted on 17 March and 9 July 2009 and with a performance period that concluded 31 December 2012 vested at 92.5 per cent.

(j)	Details of performance conditions for BDP are provided below.

•	50 per cent of the STIP is delivered in cash and 50 per cent delivered in deferred shares under the BDP.

•	The BDP vests in the December of the third year after the end of performance year to which they relate.

riotinto.com    121

Remuneration Report appendix continued

Table 5 – Executives holding options to acquire Rio Tinto plc and Rio Tinto Limited shares 2012

	Date of grant	1 Jan 12(a)	Granted	Vested during 2012	Exercised	Lapsed/ cancelled
Share Savings Plan
Tom Albanese	06-Oct-06	957	–	957	957	–
	04-Oct-11	531	–	–	–	–
Hugo Bague	17-Oct-08	288	–	288	288	–
	20-Oct-09	84	–	–	–	–
	04-Oct-11	425	–	–	–	–
Preston Chiaro	05-Oct-10	189	–	–	–	–
	04-Oct-11	243	–	–	–	–
Alan Davies	05-Oct-10	323	–	–	–	–
Guy Elliott	17-Oct-08	629	–	–	–	–
Andrew Harding	20-Oct-09	723	–	–	–	–
Harry Kenyon-Slaney	05-Oct-07	280	–	–	–	–
	20-Oct-09	434	–	–	–	–
Doug Ritchie	20-Oct-09	422	–	–	–	–
Debra Valentine	05-Oct-10	189	–	–	–	–
Sam Walsh	20-Oct-09	125	–	–	–	–
	05-Oct-10	457	–	–	–	–
Share Option Plan
Tom Albanese	07-Mar-03	168,459	–	–	–	–
	22-Apr-04	101,706	–	–	–	–
	09-Mar-05	101,592	–	–	–	–
	07-Mar-06	81,722	–	–	–	–
	17-Mar-09	72,029	–	72,029	–	–
	22-Mar-10	119,230	–	–	–	–
	06-May-11	85,415	–	–	–	–
	19-Mar-12	–	81,345	–	–	–
Hugo Bague	17-Mar-09	15,714	–	15,714	–	–
	22-Mar-10	47,297	–	–	–	–
	06-May-11	34,415	–	–	–	–
	19-Mar-12	–	33,085	–	–	–
Preston Chiaro	07-Mar-06	62,067	–	–	–	–
	17-Mar-09	31,355	–	31,355	–	–
	22-Mar-10	60,838	–	–	–	–
	06-May-11	41,348	–	–	–	–
	19-Mar-12	–	38,586	–	–	–
Bret Clayton	07-Mar-06	13,033	–	–	–	–
	17-Mar-09	30,274	–	30,274	–	–
	22-Mar-10	58,740	–	–	–	–
	06-May-11	40,005	–	–	–	–
	19-Mar-12	–	37,339	–	–	–
Jacynthe Côté	17-Mar-09	35,680	–	35,680	–	–
	22-Mar-10	69,230	–	–	–	–
	06-May-11	47,523	–	–	–	–
	19-Mar-12	–	45,084	–	–	–
Alan Davies	07-Mar-06	3,151	–	–	–	–
	17-Mar-09	6,279	–	6,279	–	–

122    Rio Tinto 2012 Annual report

	Vested and exercisable on 31 Dec 12	31 Dec 12	Exercise price	Value of options exercised during 2012	Market price on date of exercise	Date from which first exercisable	Expiry date
Share Savings Plan
Tom Albanese	–	–	£17.084	£18,896.92	£36.83	01-Jan-12	01-Jul-12
	–	531	£28.630	–	–	01-Jan-17	01-Jul-17
Hugo Bague	–	–	£26.576	£479.23	£28.24	01-Jan-12	01-Jul-12
	–	84	£21.480	–	–	01-Jan-13	01-Jul-13
	–	425	£28.630	–	–	01-Jan-17	01-Jul-17
Preston Chiaro	–	189	£31.660	–	–	01-Jan-13	06-Jan-13
	–	243	£24.580	–	–	01-Jan-14	05-Jan-14
Alan Davies	–	323	A$59.26	–	–	01-Jan-14	01-Jul-14
Guy Elliott	–	629	£26.576	–	–	01-Jan-14	01-Jul-14
Andrew Harding	–	723	A$48.73	–	–	01-Jan-15	01-Jul-15
Harry Kenyon-Slaney	–	280	£23.850	–	–	01-Jan-13	01-Jul-13
	–	434	£21.480	–	–	01-Jan-15	01-Jul-15
Doug Ritchie	–	422	A$48.73	–	–	01-Jan-15	01-Jul-15
Debra Valentine	–	189	£31.660	–	–	01-Jan-13	06-Jan-13
Sam Walsh	–	125	A$48.73	–	–	01-Jan-15	01-Jul-15
	–	457	A$59.26	–	–	01-Jan-16	01-Jul-16
Share Option Plan
Tom Albanese	168,459	168,459	£10.434	–	–	07-Mar-06	07-Mar-13
	101,706	101,706	£10.979	–	–	22-Apr-09	22-Apr-14
	101,592	101,592	£15.086	–	–	09-Mar-08	09-Mar-15
	81,722	81,722	£22.397	–	–	07-Mar-09	07-Mar-16
	72,029	72,029	£16.530	–	–	17-Mar-12	17-Mar-19
	–	119,230	£37.050	–	–	22-Mar-13	22-Mar-20
	–	85,415	£42.450	–	–	06-May-14	06-May-21
	–	81,345	£35.179	–	–	19-Mar-15	19-Mar-22
Hugo Bague	15,714	15,714	£16.530	–	–	17-Mar-12	17-Mar-19
	–	47,297	£37.050	–	–	22-Mar-13	22-Mar-20
	–	34,415	£42.450	–	–	06-May-14	06-May-21
	–	33,085	£35.179	–	–	19-Mar-15	19-Mar-22
Preston Chiaro	62,067	62,067	£22.397	–	–	07-Mar-09	07-Mar-16
	31,355	31,355	£16.530	–	–	17-Mar-12	17-Mar-19
	–	60,838	£37.050	–	–	22-Mar-13	22-Mar-20
	–	41,348	£42.450	–	–	06-May-14	06-May-21
	–	38,586	£35.179	–	–	19-Mar-15	19-Mar-22
Bret Clayton	13,033	13,033	£22.397	–	–	07-Mar-09	07-Mar-16
	30,274	30,274	£16.530	–	–	17-Mar-12	17-Mar-19
	–	58,740	£37.050	–	–	22-Mar-13	22-Mar-20
	–	40,005	£42.450	–	–	06-May-14	06-May-21
	–	37,339	£35.179	–	–	19-Mar-15	19-Mar-22
Jacynthe Côté	35,680	35,680	£16.530	–	–	17-Mar-12	17-Mar-19
	–	69,230	£37.050	–	–	22-Mar-13	22-Mar-20
	–	47,523	£42.450	–	–	06-May-14	06-May-21
	–	45,084	£35.179	–	–	19-Mar-15	19-Mar-22
Alan Davies	3,151	3,151	A$54.951	–	–	07-Mar-09	07-Mar-16
	6,279	6,279	A$33.450	–	–	17-Mar-12	17-Mar-19

riotinto.com    123

Remuneration Report appendix continued

Table 5 – Executives holding options to acquire Rio Tinto plc and Rio Tinto Limited shares 2012 continued

	Date of grant	1 Jan 12(a)	Granted	Vested during 2012	Exercised	Lapsed/ cancelled
Share Option Plan
Guy Elliott	13-Mar-02	41,691	–	–	41,691	–
	07-Mar-03	117,886	–	–	–	–
	22-Apr-04	89,213	–	–	–	–
	09-Mar-05	88,332	–	–	–	–
	07-Mar-06	70,330	–	–	–	–
	17-Mar-09	53,615	–	53,615	–	–
	22-Mar-10	88,749	–	–	–	–
	06-May-11	59,708	–	–	–	–
	19-Mar-12	–	56,849	–	–	–
Andrew Harding	17-Mar-09	6,268	–	6,268	–	–
	22-Mar-10	46,597	–	–	–	–
	06-May-11	34,829	–	–	–	–
	19-Mar-12	–	33,585	–	–	–
Harry Kenyon-Slaney	17-Mar-09	6,938	–	6,938	–	–
	22-Mar-10	47,297	–	–	–	–
	19-Mar-12	–	33,585	–	–	–
Doug Ritchie	07-Mar-06	7,308	–	–	–	–
	17-Mar-09	8,230	–	8,230	–	–
	22-Mar-10	48,270	–	–	–	–
	06-May-11	37,070	–	–	–	–
	19-Mar-12	–	38,126	–	–	–
Debra Valentine	17-Mar-09	13,558	–	13,558	–	–
	22-Mar-10	47,831	–	–	–	–
	06-May-11	33,830	–	–	–	–
	19-Mar-12	–	31,886	–	–	–
Sam Walsh	07-Mar-06	48,079	–	–	–	–
	17-Mar-09	40,005	–	40,005	–	–
	22-Mar-10	83,763	–	–	–	–

Notes to Table 5

(a)	Or date of appointment.

(b)	All options granted over ordinary shares. Rio Tinto plc – ordinary shares of 10p each stated in sterling. Rio Tinto Limited – ordinary shares stated in Australian dollars. Each option is granted over one share at no cost to participants. Details of the performance conditions for the SOP are provided in the Executive remuneration structure table on page 99.

(c)	The closing price of Rio Tinto plc ordinary shares at 31 December 2012 was £35.115 and of Rio Tinto Limited ordinary shares at 31 December 2012 was A$66.01. The high and low prices during 2012 of Rio Tinto plc and Rio Tinto Limited shares were £39.88 and £27.155 and A$72.30 and A$48.63 respectively.

(d)	The exercise price represents the price payable on the options.

(e)	The weighted fair value per option during 2012, at date of grant, was as follows: Rio Tinto plc SOP was £11.85; Rio Tinto Limited SOP was A$19.69.

(f)	Details of the performance condition for the SOP are provided below.

•	Three-year performance period.

•	Awards have a maximum face value of 300 per cent of base salary.

•	Options vest subject to the achievement of a stretching TSR performance condition, comparing Rio Tinto’s TSR performance to that of the HSBC Global Mining Index.

•	Vesting of awards made in 2012 is as follows:

Outperformance of the index by 5 per cent per annum	Awards vest in full
Performance between index and 5 per cent outperformance	Proportionate vesting of residual award for performance between index and 5 per cent outperformance of the index
Performance equal to index	Awards of up to 20,000 options or one-third of the award (whichever is higher)
Performance less than index	Nil vesting

•	The SOP will cease operation from 2013. No further awards of share options will be made.

(g)	As of 19 February 2013, the executives held 2,599,763 options to acquire Rio Tinto plc and Rio Tinto Limited shares.

(h)	Between 31 December 2012 and 19 February 2013 no options were granted to the executives.

124    Rio Tinto 2012 Annual report

	Vested and exercisable on 31 Dec 12	31 Dec 12	Exercise price	Value of options exercised during 2012	Market price on date of exercise	Date from which first exercisable	Expiry date
Share Option Plan
Guy Elliott	–	–	£12.050	£1,052,697.75	£37.30	13-Mar-05	13-Mar-12
	117,886	117,886	£10.434	–	–	07-Mar-06	07-Mar-13
	89,213	89,213	£10.979	–	–	22-Apr-09	22-Apr-14
	88,332	88,332	£15.086	–	–	09-Mar-08	09-Mar-15
	70,330	70,330	£22.397	–	–	07-Mar-09	07-Mar-16
	53,615	53,615	£16.530	–	–	17-Mar-12	17-Mar-19
	–	88,749	£37.050	–	–	22-Mar-13	22-Mar-20
	–	59,708	£42.450	–	–	06-May-14	06-May-21
	–	56,849	£35.179	–	–	19-Mar-15	19-Mar-22
Andrew Harding	6,268	6,268	A$33.450	–	–	17-Mar-12	17-Mar-19
	–	46,597	A$76.150	–	–	22-Mar-13	22-Mar-20
	–	34,829	£42.450	–	–	06-May-14	06-May-21
	–	33,585	£35.179	–	–	19-Mar-15	19-Mar-22
Harry Kenyon-Slaney	6,938	6,938	£16.530	–	–	17-Mar-12	17-Mar-19
	–	47,297	£37.050	–	–	22-Mar-13	22-Mar-20
	–	33,585	£35.179	–	–	19-Mar-15	19-Mar-22
Doug Ritchie	7,308	7,308	A$54.951	–	–	07-Mar-09	07-Mar-16
	8,230	8,230	A$33.450	–	–	17-Mar-12	17-Mar-19
	–	48,270	A$76.150	–	–	22-Mar-13	22-Mar-20
	–	37,070	A$81.800	–	–	06-May-14	06-May-21
	–	38,126	A$64.688	–	–	19-Mar-15	19-Mar-22
Debra Valentine	13,558	13,558	£16.530	–	–	17-Mar-12	17-Mar-19
	–	47,831	£37.050	–	–	22-Mar-13	22-Mar-20
	–	33,830	£42.450	–	–	06-May-14	06-May-21
	–	31,886	£35.179	–	–	19-Mar-15	19-Mar-22
Sam Walsh	48,079	48,079	A$54.951	–	–	07-Mar-09	07-Mar-16
	–	40,005	A$33.450	–	–	17-Mar-12	17-Mar-19
	–	83,763	A$76.150	–	–	22-Mar-13	22-Mar-20

	Value of options granted in 2012 US$000’s	% of 2012 total remuneration that consists of options
Executive directors
Tom Albanese	393	4.3
Guy Elliott	276	4.9
Sam Walsh	–	–
Other Executive Committee members
Hugo Bague	165	4.9
Preston Chiaro	191	4.8
Bret Clayton	185	3.9
Jacynthe Côté	222	4.9
Alan Davies	–	–
Andrew Harding	168	4.1
Harry Kenyon-Slaney	168	4.8
Doug Ritchie	204	5.1
Debra Valentine	159	3.4

riotinto.com    125

Directors’ report continued

Audited information

Under Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the information included in respect of the non-executive directors and the directors’ short-term employee benefits and termination benefits in Tables 1a and 1b, and the information included in respect of the directors’ accrued benefits, transfer values and defined contribution pension in Table 2, Table 4 and Table 5 are all auditable. The Australian Securities and Investments Commission issued an order dated 22 December 2010 (as amended on 17 February 2012) under which the Remuneration report must be prepared and audited in accordance with the requirements of the Corporations Act 2001 applied on the basis of certain modifications set out in the order (as detailed on page 223). The information provided in this Remuneration report has been audited as required by section 308(3C) of the Corporations Act.

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

Annual general meetings

The 2013 annual general meetings will be held on 18 April in London and 9 May in Sydney. Separate notices of the 2013 annual general meetings are produced for the shareholders of each Company. The Directors’ report is made in accordance with a resolution of the board.

Jan du Plessis

Chairman

6 March 2013

126    Rio Tinto 2012 Annual report

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

“Limited”, “plc”, “Pty”, “Inc.”, “Limitada”, “L.L.C.”, “A.S.” or “SA” have generally been omitted from Group company names, except to distinguish between Rio Tinto plc and Rio Tinto Limited. Financial data in US dollars (US$) is derived from, and should be read in conjunction with, the 2012 financial statements. In general, financial data in pounds sterling (£) and Australian dollars (A$) have been translated from the consolidated financial statements and have been provided solely for convenience; exceptions arise where data can be extracted directly from source records. Certain key information has been provided in all three currencies in the 2012 financial statements.

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

riotinto.com    127

Shareholder information continued

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

128    Rio Tinto 2012 Annual report

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

As at 19 February 2013, there were 45,666 holders of record of Rio Tinto plc’s shares. Of these holders, 364 had registered addresses in the US and held a total of 494,542 Rio Tinto plc shares, representing 0.03 per cent of the total number of Rio Tinto plc shares issued and outstanding as at such date. In addition, 110,519,168 Rio Tinto plc shares were registered in the name of a custodian account in London which represented 7.75 per cent of Rio Tinto plc shares issued and outstanding. These shares were represented by 110,519,168 Rio Tinto plc ADRs held of record by 400 ADR holders. In addition, certain accounts of record with registered addresses other than in the US hold shares, in whole or in part, beneficially for US persons.

Rio Tinto Limited

Rio Tinto Limited shares are listed on the Australian Securities Exchange (ASX). The ASX is the principal trading market for Rio Tinto Limited shares. The ASX is a national stock exchange with an automated trading system.

As at 19 February 2013, there were 207,950 holders of record of Rio Tinto Limited shares. Of these holders, 302 had registered addresses in the US, representing approximately 0.04 per cent of the total number of Rio Tinto Limited shares issued and outstanding as of such date. In addition, nominee accounts of record with registered addresses other than in the US may hold Rio Tinto Limited shares, in whole or in part, beneficially for US persons.

Category	Depositary actions		Associated fee
Depositing or substituting the underlying shares	Issuance of ADSs against the deposit of shares, including deposits and issuance in respect of:		US$5.00 per 100 ADSs (or portion thereof) evidenced by the new ADSs delivered
	•	Share distributions, stock split, rights, merger
	•	Exchange of securities or other transactions
	•	Other events or distributions affecting the ADSs or the deposited securities
Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities		US$5.00 for each 100 ADSs (or portion thereof)
Withdrawing an underlying share	Acceptance of ADSs surrendered for withdrawal of deposited securities		US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered
Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts		US$2.50 per ADS
General depositary services, particularly those charged on an annual basis	•	Other services performed by the depositary in administering the ADRs	US$0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing holders or deducting such charge from one or more cash dividends or other cash distributions
	•	Provide information about the depositary’s right, if any, to collect fees and charges by offsetting them against dividends received and deposited securities
Expenses of the depositary	Expenses incurred on behalf of holders in connection with:		Expenses payable at the sole discretion of the depositary by billing holders or by deducting charges from one or more cash dividends or other cash distributions
	•	Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment
	•	The depositary’s or its custodian’s compliance with applicable law, rule or regulation
	•	Stock transfer or other taxes and other governmental charges
	•	Cable, telex, facsimile and electronic transmission/delivery
	•	Expenses of the depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)
	•	Any other charge payable by the depositary or its agents

riotinto.com    129

Shareholder information continued

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

Fees and charges payable by a holder of ADSs

In accordance with the terms of the Deposit Agreement, JPMorgan may charge holders of Rio Tinto ADSs, either directly or indirectly, fees or charges up to the amounts described in the table on the previous page.

Fees and payments made by the depositary to the issuer

JPMorgan has agreed to reimburse certain company expenses related to the Rio Tinto plc ADR programme and incurred by the Group in connection with the programme. The Group is entitled to receive US$1.05 million in respect of expenses incurred by the Group in connection with the ADR programme for the year ended 31 December 2012. JPMorgan did not pay any amount on the Group’s behalf to third parties. JPMorgan also waived certain of its standard fees and expenses associated with the administration of the programme relating to routine programme maintenance, reporting, distribution of cash dividends, annual meeting services and report mailing services.

Under certain circumstances, including removal of JPMorgan as depositary or termination of the ADR programme by the Company, the Company is required to repay JPMorgan any amounts of administrative fees and expenses waived during the 12-month period prior to notice of removal or termination.

Share ownership

Substantial shareholders

Under the UK Disclosure and Transparency Rules and the Australian Corporations Act, any shareholder of Rio Tinto plc with voting rights of three per cent or more, or any person with voting power of five per cent or more in Rio Tinto Limited, is required to provide the Companies with notice.

The shareholders who have provided such, or an equivalent, notice are:

Rio Tinto plc	Date of notice	Number of shares	Percentage of issued share capital
The Capital Group Companies, Inc	13 Jun 2006	41,031,494	3.90
AXA S.A.	29 Jan 2008	48,493,873	4.86
Capital Research and Management Company	2 Jul 2009	75,461,183	4.95
BlackRock Inc.	4 Dec 2009	127,744,871	8.38
Shining Prospect Pte. Ltd	13 Mar 2012	182,550,329	12.7

Rio Tinto Limited
BlackRock Group	1 Feb 2013	21,861,589	5.02
Shining Prospect Pte. Ltd(a)	4 Feb 2008	–	–

(a)	Shining Prospect Pte. Ltd, a Singapore-based entity owned by Chinalco (Aluminum Corporation of China) holds 182,550,329 Rio Tinto plc shares. Through the operation of Australian Corporations Act as modified, this interest gives these entities and their associates voting power of 9.8 per cent in the Rio Tinto Group on a Joint Decision matter, making them substantial shareholders of Rio Tinto Limited, as well as of Rio Tinto plc.

As far as is known, Rio Tinto plc and Rio Tinto Limited are not directly or indirectly owned or controlled by another corporation or by any government or natural person. Rio Tinto is not aware of any arrangement which may result in a change in control. No shareholder possesses voting rights that differ from those attaching to Rio Tinto plc’s and Rio Tinto Limited’s securities.

As of 19 February 2013, the total amount of the Group’s voting securities owned by the directors in Rio Tinto plc was 191,930 ordinary shares of 10p each and in Rio Tinto Limited was 60,092 ordinary shares, in aggregate representing less than one per cent of the Group’s total number of shares in issue.

Analysis of ordinary shareholders

	Rio Tinto plc					Rio Tinto Limited
As at 19 February 2013	No of accounts	%	Shares		%	No of accounts	%	Shares		%
1 to 1,000 shares	34,225	74.95	11,294,638		0.80	174,667	83.99	51,961,217		11.93
1,001 to 5,000 shares	8,961	19.62	17,898,941		1.27	29,833	14.35	59,229,868		13.59
5,001 to 10,000 shares	820	1.80	5,647,088		0.40	2,319	1.11	16,081,332		3.69
10,001 to 25,000 shares	481	1.05	7,599,590		0.54	846	0.41	12,327,112		2.83
25,001 to 125,000 shares	562	1.23	33,514,308		2.37	225	0.11	10,371,598		2.38
125,001 to 250,000 shares	193	0.42	35,114,046		2.49	14	0.01	2,588,813		0.59
250,001 to 1,250,000 shares	282	0.62	158,847,183		11.25	32	0.02	14,949,453		3.43
1,250,001 to 2,500,000 shares	66	0.14	110,312,166		7.81	4	0.00	8,186,930		1.88
2,500,001 shares and over	76	0.17	1,031,656,726	(a)	73.07	10	0.00	260,062,397		59.68
			1,425,496,959	(b)	100.00			435,758,720	(c)	100.00

Number of holdings less than marketable parcel of A$500						3,593

(a)	This includes 110,519,168 shares held in the name of a nominee on the share register. The shares are listed on the NYSE in the form of American Depositary Receipts (“ADRs”).

(b)	The total issued share capital is made up of 1,411,884,686 publicly held shares; 13,612,273 shares held in Treasury.

(c)	Publicly held shares in Rio Tinto Limited.

130    Rio Tinto 2012 Annual report

Twenty largest registered shareholders

In accordance with the ASX Listing Rules, below are the names of the 20 largest registered holders of Rio Tinto Limited shares and the number of shares and the percentage of issued capital each holds:

Rio Tinto Limited	Number of shares	Percentage of issued share capital
HSBC Custody Nominees (Australia) Limited	89,470,664	20.53
J.P. Morgan Nominees Australia Limited	60,892,759	13.97
National Nominees Limited	51,569,088	11.83
Citicorp Nominees Pty Limited	17,336,936	3.98
BNP Paribas Noms Pty Ltd (DRP)	10,965,711	2.52
Citicorp Nominees Pty Limited (Colonial First State Inv a/c)	9,498,938	2.18
J.P. Morgan Nominees Australia Limited (Cash Income a/c)	8,492,224	1.95
AMP Life Limited (BSP a/c)	4,278,397	0.98
UBS Wealth Management Australia Nominees Pty Ltd	3,957,974	0.91
Australian Foundation Investment Company Limited	3,599,706	0.83
Argo Investments Limited	2,456,539	0.56
HSBC Custody Nominees (Australia) Limited (NT – Comnwlth Super Corp a/c)	2,333,748	0.54
Perpetual Trustee Company Limited	1,885,764	0.43
BNP Paribas Nominees Pty Ltd (Agency Lending DRP a/c)	1,510,879	0.35
Navigator Australia Ltd (MLC Investment Sett a/c)	944,886	0.22
UBS Nominees Pty Ltd	908,850	0.21
Woodross Nominees Pty Ltd	825,181	0.19
Australian United Investment Company Limited	815,000	0.19
UBS Nominees Pty Ltd	665,000	0.15
QIC Limited	623,000	0.14
	273,031,244	62.66

Large registered shareholders are nominees who hold securities on behalf of beneficial shareholders.

Dividends

Both Companies have paid dividends on their shares every year since incorporation in 1962. The rights of Rio Tinto shareholders to receive dividends are explained under the description of the Dual listed companies’ structure on page 127.

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

2012 dividends

The 2012 interim and final dividends were determined at 72.5 US cents and at 94.5 US cents per share respectively and the applicable conversion rates for the interim and final dividend were US$1.56160 and US$1.56610 to the pound sterling and US$1.05825 and US$1.03090 to the Australian dollar respectively. For those Rio Tinto plc shareholders who elected to receive their interim dividend in Australian dollars the applicable conversion rate was A$1.54975 and for Rio Tinto Limited shareholders who elected to receive their dividend in sterling the applicable conversion rate was £0.64527.

Final dividends of 60.34 pence or 91.67 Australian cents per share will be paid on 11 April 2013. For those Rio Tinto plc shareholders requesting the 2012 final dividend be paid in Australian dollars, those holders of Rio Tinto plc ADRs (each representing one share) and those Rio Tinto Limited shareholders requesting the 2012 final dividend be paid in pounds sterling, the applicable conversion rates will be announced on 4 April 2013.

The charts on the next page set out the amounts of interim and final dividends paid or payable on each share or ADR in respect of each financial year, but before deduction of any withholding tax.

These have been restated for the impact of the 2009 rights issues and the ADR ratio change.

riotinto.com    131

Shareholder information continued

	2012	2011	2010	2009	2008 restated
Rio Tinto Group – US cents per share
Interim	72.50	54.00	45.00	–	55.61
Final	94.50	91.00	63.00	45.00	55.61
Total	167.00	145.00	108.00	45.00	111.22
Rio Tinto plc – UK pence per share
Interim	46.43	33.14	28.21	–	29.64
Final	60.34	57.33	39.14	28.84	37.85
Total	106.77	90.47	67.35	28.84	67.49
Rio Tinto Limited – Australian cents per share
Interim	68.51	49.81	49.27	–	63.25
Final	91.67	84.20	61.94	51.56	82.97
Total	160.18	134.01	111.21	51.56	146.22
Rio Tinto plc – US cents per ADR
Interim	73.99	53.55	43.45	–	55.61
Final (a)	–	91.56	63.25	45.00	55.61
Total (a)	–	145.11	106.70	45.00	111.22

(a)	The final dividend payable to holders of ADRs for the 2012 financial year will be announced on 4 April 2013 when the GBP:USD currency conversion rate is determined. The ADR dividend for 2010 is re-stated from the 2010 Annual report and reflects the dividend after currency conversion.

Dividend reinvestment plan (DRP)

Rio Tinto offers a DRP to registered shareholders, which provides the opportunity to use cash dividends to purchase Rio Tinto shares in the market. Due to local legislation the DRP cannot be extended to shareholders in the US, Canada and certain other countries.

Exchange rates

The following tables show, for the periods and dates indicated, certain information regarding the exchange rates for the pound sterling and Australian dollar, based on the Noon Buying Rates for pounds sterling and Australian dollars expressed in US dollars per £1.00 and per A$1.00.

Pounds sterling

Year ended 31 December(c)	Period end	Average rate	High	Low
Jan 2013	1.59	1.60	1.63	1.57
Dec 2012	1.55	1.56	1.57	1.54
Nov 2012	1.56	1.58	1.60	1.55
Oct 2012	1.61	1.61	1.62	1.60
Sep 2012	1.62	1.61	1.63	1.59
Aug 2012	1.58	1.57	1.59	1.56
2012	1.63	1.59	1.63	1.53
2011	1.55	1.60	1.67	1.67
2010	1.56	1.55	1.64	1.43
2009	1.62	1.57	1.70	1.35
2008	1.44	1.86	2.03	1.44

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

	Pence per Rio Tinto plc share		US$ per Rio Tinto plc ADS(a)		A$ per Rio Tinto Limited share
	High	Low	High	Low	High	Low
2008(b)	7,078	1,049	118.03	12.50	156.10	32.00
2009(b)	3,420	1,140	55.93	19.63	74.89	29.38
2010	4,584	2,812	72.65	39.30	87.94	61.70
2011	4,712	2,713	76.67	40.50	88.68	59.00
2012	3,988	2,716	62.70	42.32	72.30	48.63
Aug 2012	3,200	2,716	50.70	43.00	56.86	48.63
Sep 2012	3,282	2,718	53.18	43.16	57.80	49.34
Oct 2012	3,260	2,915	52.09	46.81	59.15	53.36
Nov 2012	3,214	2,935	51.31	47.20	60.00	56.25
Dec 2012	3,568	3,120	58.22	49.71	66.53	58.41
Jan 2013	3,691	3,440	59.92	54.82	69.25	64.60
2011
First quarter	4,712	3,874	76.67	61.07	88.68	77.41
Second quarter	4,528	4,033	74.99	64.79	88.30	77.30
Third quarter	4,595	2,889	74.00	44.08	84.35	60.20
Fourth quarter	3,620	2,713	58.94	40.50	70.75	59.00
2012
First quarter	3,988	3,331	62.70	51.24	72.30	61.40
Second quarter	3,556	2,772	57.25	42.32	66.79	52.90
Third quarter	3,282	2,716	53.18	43.00	58.97	48.63
Fourth quarter	3,568	2,915	58.22	46.81	66.53	53.36

(a)	On 12 April 2010, Rio Tinto announced a ratio change for the Rio Tinto plc ADR programme. With effect from 30 April 2010, one ADR represents one ordinary share of 10p in Rio Tinto plc. Prior to this date one ADR represented four ordinary shares of 10p. To effect this change ADR holders received three additional ADRs for every one ADR held as of 22 April 2010, the ADR record date. Prior year comparatives have been restated for the impact of the ratio change.

(b)	None of these prices have been restated to take account of the rights issues undertaken in 2009.

132    Rio Tinto 2012 Annual report

Australian dollars

Year ended 31 December(c)	Period end	Average rate	High	Low
Jan 2013	1.04	1.05	1.06	1.04
Dec 2012	1.04	1.05	1.06	1.04
Nov 2012	1.04	1.04	1.05	1.03
Oct 2012	1.04	1.03	1.04	1.02
Sep 2012	1.04	1.04	1.06	1.02
Aug 2012	1.03	1.05	1.06	1.03
2012	1.04	1.04	1.08	0.97
2011	1.02	1.03	1.10	0.94
2010	1.02	0.92	1.02	0.81
2009	0.890	0.790	0.940	0.620
2008	0.698	0.852	0.983	0.607

(c)	The Noon Buying Rate on such dates differed slightly from the rates used in the preparation of Rio Tinto’s financial statements as of such date. No representation is made that pound sterling and Australian dollar amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on such dates or at any other dates.

Material contracts

Articles of Association and Constitution

As explained on pages 127 to 128, under the terms of the DLC structure the shareholders of Rio Tinto plc and of Rio Tinto Limited entered into certain contractual arrangements which are designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single entity which owned all of the assets of both Companies. Please refer to the section on Guarantees on page 129 for further information. Generally and as far as is permitted by the UK Companies Act and the Australian Corporations Act and ASX Listing Rules this principle is reflected in the Articles of Association of Rio Tinto plc and in the Constitution of Rio Tinto Limited. The summaries below include descriptions of material rights of the shareholders of both Rio Tinto plc and Rio Tinto Limited.

Objects

At the 2009 annual general meetings, shareholders of Rio Tinto plc and Rio Tinto Limited approved amendments to the constitutional documents whereby the object clauses were removed to allow the Companies to have the widest possible scope of activities.

Directors

Under Rio Tinto plc’s Articles of Association a director may not vote in respect of any proposal in which he or any other person connected with him has any material interest other than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company, except where resolutions:

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

Directors are not required to hold any shares of either Company by way of qualification. The Remuneration report on pages 100 to 101 provides information on shareholding policies relating to executive and non-executive directors. Please refer to Corporate Governance page 73 for information on appointment of directors.

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

riotinto.com    133

Shareholder information continued

Matters are transacted at general meetings by the proposing and passing of resolutions:

•	ordinary resolutions, which require the affirmative vote of a majority of the votes of those persons voting at a meeting at which there is a quorum, for example the election of directors; and

•	special resolutions, which require the affirmative vote of not less than three fourths of the persons voting at a meeting at which there is a quorum, for example amending the Articles of Association of Rio Tinto plc or the Constitution of Rio Tinto Limited.

The DLC Merger Sharing Agreement further classifies resolutions as “Joint Decisions” and “Class Rights Actions” as explained under Voting rights on page 133.

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

Rights in a winding-up

Except as the shareholders have agreed or may otherwise agree, upon a winding-up, the balance of assets available for distribution:

•	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

•	subject to any special rights attaching to any class of shares is to be distributed among the holders of ordinary shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of a special resolution of the shareholders, divide among the shareholders the whole or any part of the assets in kind.

The DLC Merger Sharing Agreement further sets out the rights of ordinary shareholders in a liquidation as explained on page 128.

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

At 31 December 2012, the facility was undrawn. Further details of the Group’s credit facilities are set out in note 23 of the 2012 financial statements.

During the last quarter of 2012, the Group entered into bi-lateral bank facility agreements amounting to US$2 billion in aggregate. The facilities are denominated in US dollars and for a term of one year and extendable at the Group’s option by a further 364 days. At 31 December 2012 the facility was undrawn. Any borrowings under each facility are at prevailing LIBOR rates plus an agreed margin dependent on the amount of drawdown and the credit rating of the group. The facility is not subject to financial covenants.

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

134    Rio Tinto 2012 Annual report

Taxation

UK resident individuals’ shareholdings in Rio Tinto plc

Taxation of dividends

Dividends carry a tax credit equal to one ninth of the dividend. Individuals who are liable to income tax at the basic rate will have no further tax to pay. Higher rate tax payers are liable to tax on UK dividends at 32.5 per cent, which after taking account of the tax credit produces an effective tax liability of 25 per cent of the dividend received. Additional rate tax payers are liable to tax on UK dividends at 42.5 per cent until 5 April 2013 and 37.5 per cent thereafter, which after taking account of the tax credit produces an effective tax liability of 36.1 per cent of any dividend received up to 5 April 2013 and 30.5 per cent thereafter.

Dividend reinvestment plan (DRP)

The taxation effect of participation in the DRP will depend on individual circumstances. Shareholders will generally be liable to tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should, therefore, be included in the annual tax return.

The shares acquired should be added to shareholdings at the date and at the net cost shown on the share purchase advice. The actual cost of the shares for Rio Tinto plc shareholders, including the stamp duty/stamp duty reserve tax and broker’s commission, will form the base cost for capital gains tax purposes.

Capital gains tax

Shareholders who have any queries on capital gains tax issues are advised to consult their financial adviser.

Details of relevant events since 31 March 1982 and adjusted values for Rio Tinto plc securities as at that date are available on the Group’s website.

Australian resident individuals’ shareholdings in Rio Tinto Limited

Taxation of dividends

The basis of the Australian dividend imputation system is that when Australian resident shareholders receive dividends from Rio Tinto Limited they may be entitled to a credit for the Australian tax paid by the Group in respect of that income, depending on the tax status of the shareholder.

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

You are a US holder if you are a beneficial owner of the Group’s ADSs and shares and you are: a citizen or resident of the US; a domestic corporation; an estate whose income is subject to US federal income tax regardless of its source; or a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

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

riotinto.com    135

Shareholder information continued

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

If you are a non-corporate US holder, dividends paid to you in taxable years beginning after 31 December 2012 will be taxed at ordinary income rates on dividends.

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

Subject to certain limitations, any Australian tax withheld in accordance with the Australia/United States Tax Treaty and paid over to Australia will be creditable or deductible against your US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 20 per cent tax rate beginning after 31 December 2012.

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

136    Rio Tinto 2012 Annual report

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

Documents on display

Rio Tinto is subject to the Securities and Exchange Commission reporting requirements for foreign companies. A Form 20-F, which corresponds with the Form 10-K for US public companies, was filed with the SEC on 15 March 2013. Rio Tinto’s Form 20-F and other filings can be viewed on the Rio Tinto website as well as the SEC website at www.sec.gov. ADR holders may also read without charge and copy at prescribed rates any document filed at the public reference facilities of the SEC’s principal office at 100 F Street NE, Washington, DC 20549, US. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

riotinto.com    137

2012 Financial statements

138    Rio Tinto 2012 Annual report

Group income statement

Years ended 31 December

	Note	2012 US$m	2011 US$m	2010 US$m
Continuing operations
Consolidated sales revenue	2	50,967	60,537	55,171
Net operating costs (excluding items shown separately)	4	(37,536)	(36,260)	(35,262)
Impairment charges less reversals	6	(13,953)	(9,174)	(982)
Gains and losses on consolidation and disposal of interests in businesses	2, 38	845	185	753
Exploration and evaluation costs	13	(1,970)	(1,437)	(594)
Profits on disposal of interests in undeveloped projects	13	494	89	522
Operating (loss)/profit		(1,153)	13,940	19,608
Share of profit after tax of equity accounted units	7	1,034	704	1,101
Impairment after tax of investments in equity accounted units	6	(2,457)	(592)	–
(Loss)/profit before finance items and taxation		(2,576)	14,052	20,709

Finance items
Net exchange gains/(losses) on external debt and intragroup balances	25	497	(154)	529
Net gains on derivatives not qualifying for hedge accounting		87	51	162
Finance income	8	116	115	163
Finance costs	8	(276)	(497)	(778)
Amortisation of discount		(416)	(353)	(294)
		8	(838)	(218)
(Loss)/profit before taxation		(2,568)	13,214	20,491
Taxation	9	(429)	(6,439)	(5,296)
(Loss)/profit from continuing operations		(2,997)	6,775	15,195
Discontinued operations
Loss after tax from discontinued operations	2	(7)	(10)	(97)
(Loss)/profit for the year		(3,004)	6,765	15,098
– attributable to non-controlling interests		(14)	939	860
– attributable to owners of Rio Tinto (net (losses)/earnings)		(2,990)	5,826	14,238

Basic (loss)/earnings per share
(Loss)/profit from continuing operations	10	(161.3c )	303.5c	731.0c
Loss from discontinued operations	10	(0.4c )	(0.5c )	(4.9c )
(Loss)/profit for the year	10	(161.7c )	303.0c	726.1c
Diluted (loss)/earnings per share
(Loss)/profit from continuing operations	10	(161.3c )	301.5c	726.7c
Loss from discontinued operations	10	(0.4c )	(0.5c )	(4.9c )
(Loss)/profit for the year	10	(161.7c )	301.0c	721.8c

The notes on pages 146 to 215 are an integral part of these consolidated financial statements.

riotinto.com    139

Group statement of comprehensive income

Years ended 31 December

	Note	2012 US$m	2011 US$m	2010 US$m
(Loss)/profit after tax for the year		(3,004)	6,765	15,098
Other comprehensive income:
Currency translation adjustment		674	(974)	1,504
Currency translation, on companies disposed of, transferred to the income statement		(3)	46	6
Cash flow hedge fair value (losses)/gains		(67)	82	(93)
Cash flow hedge losses transferred to the income statement		99	141	95
Gains/(losses) on revaluation of available for sale securities		34	(236)	215
Gains on revaluation of available for sale securities transferred to the income statement		(355)	(19)	(10)
Actuarial losses on post retirement benefit plans	46	(420)	(1,956)	(782)
Share of other comprehensive (loss)/income of equity accounted units, net of tax		(108)	48	206
Tax relating to components of other comprehensive income	9	84	468	253
Other comprehensive (loss)/income for the year, net of tax		(62)	(2,400)	1,394
Total comprehensive (loss)/income for the year		(3,066)	4,365	16,492
– attributable to owners of Rio Tinto		(3,192)	3,504	15,350
– attributable to non-controlling interests		126	861	1,142

The notes on pages 146 to 215 are an integral part of these consolidated financial statements.

140    Rio Tinto 2012 Annual report

Group cash flow statement

Years ended 31 December

	Note	2012 US$m	2011 US$m	2010 US$m
Cash flow from consolidated operations(a)		15,928	26,589	22,126
Dividends from equity accounted units		522	799	1,404
Cash flows from operations		16,450	27,388	23,530

Net interest paid		(837)	(613)	(696)
Dividends paid to holders of non-controlling interests in subsidiaries		(422)	(548)	(457)
Tax paid		(5,823)	(6,197)	(4,100)
Net cash generated from operating activities		9,368	20,030	18,277

Cash flow from investing activities
Acquisitions of subsidiaries, joint ventures & associates	38	(1,336)	(4,156)	(907)
Disposals of subsidiaries, joint ventures & associates	38	251	387	604
Purchase of property, plant & equipment and intangible assets	2	(17,458)	(12,335)	(4,591)
Sales of financial assets		693	104	227
Purchases of financial assets		(50)	(146)	(145)
Other funding of equity accounted units		(311)	(745)	(154)
Other investing cash flows (including net proceeds from the disposal of assets held for sale)		37	53	3,255
Cash used in investing activities		(18,174)	(16,838)	(1,711)

Cash flow before financing activities		(8,806)	3,192	16,566

Cash flow from financing activities
Equity dividends paid to owners of Rio Tinto		(3,038)	(2,236)	(1,754)
Own shares purchased from owners of Rio Tinto		(1,471)	(5,504)	–
Proceeds from additional borrowings		8,569	4,704	1,947
Cash movement on equity accounted unit funded balances	25	–	1,683	–
Repayment of borrowings		(681)	(496)	(11,307)
Purchase of non-controlling interests	38	(76)	(2,243)	–
Proceeds from issue of equity to non-controlling interests(b)		2,945	424	250
Other financing cash flows		77	242	254
Net cash flow from financing activities		6,325	(3,426)	(10,610)
Effects of exchange rates on cash and cash equivalents		49	(71)	(139)
Net (decrease)/increase in cash and cash equivalents		(2,432)	(305)	5,817
Opening cash and cash equivalents less overdrafts		9,654	9,959	4,142
Closing cash and cash equivalents less overdrafts	22	7,222	9,654	9,959

(a) Cash flow from consolidated operations
(Loss)/profit from continuing operations		(2,997)	6,775	15,195
Adjustments for:
– Taxation		429	6,439	5,296
– Finance items		(8)	838	218
– Share of profit after tax of equity accounted units		(1,034)	(704)	(1,101)
– Impairment after tax of investments in equity accounted units		2,457	592	–
– Gain on consolidation and on disposal of interests in businesses	38	(845)	(185)	(753)
– Impairment charges less reversals	6	13,953	9,174	982
– Depreciation and amortisation		4,441	3,817	3,437
– Provisions (including exchange differences on provisions)	27	807	961	907
Utilisation of provisions	27	(835)	(627)	(507)
Utilisation of provision for post retirement benefits	27	(670)	(678)	(1,110)
Change in inventories		(432)	(1,000)	(492)
Change in trade and other receivables		465	108	(1,316)
Change in trade and other payables		262	1,239	983
Other items		(65)	(160)	387
		15,928	26,589	22,126

(b)	Cash proceeds from the issue of equity to non-controlling interests include US$1.8 billion from the transfer of a 47 per cent interest in Simfer Jersey Limited, a Rio Tinto subsidiary, to Chalco Iron Ore Holdings Limited, a consortium led by Chalco (and reimbursing Rio Tinto for historic project costs) plus subsequent cash calls to meet project costs, and US$0.9 billion of proceeds from subscription by non-controlling interests in a rights offering by Turquoise Hill Resources Ltd. Refer to the ‘Statement of changes in equity’ on page 143, and to note 38.

The notes on pages 146 to 215 are an integral part of these consolidated financial statements.

riotinto.com    141

Group statement of financial position

At 31 December

	Note	2012 US$m	2011 US$m
Non-current assets
Goodwill	12	2,774	8,187
Intangible assets	13	6,628	7,955
Property, plant and equipment	14	75,131	64,967
Investments in equity accounted units	15	5,312	9,833
Inventories	17	423	381
Trade and other receivables	18	2,603	2,365
Deferred tax assets	19	3,358	1,875
Other financial assets (including tax recoverable and loans to equity accounted units)	21	1,151	1,996
		97,380	97,559
Current assets
Inventories	17	6,136	5,307
Trade and other receivables	18	5,319	6,058
Tax recoverable		153	278
Other financial assets (including loans to equity accounted units)	21	533	585
Cash and cash equivalents	22	7,082	9,670
		19,223	21,898
Assets of disposal groups held for sale	20	970	88
Total assets		117,573	119,545
Current liabilities
Borrowings and other financial liabilities	23	(2,228)	(1,447)
Trade and other payables	26	(9,244)	(9,381)
Tax payable		(827)	(2,651)
Provisions including post retirement benefits	27	(1,522)	(1,487)
		(13,821)	(14,966)
Non-current liabilities
Borrowings and other financial liabilities	23	(24,591)	(20,357)
Trade and other payables	26	(539)	(719)
Tax payable		(383)	(382)
Deferred tax liabilities	19	(4,736)	(6,210)
Provisions including post retirement benefits	27	(15,069)	(17,670)
		(45,318)	(45,338)
Liabilities of disposal groups held for sale	20	(413)	(33)
Total liabilities		(59,552)	(60,337)
Net assets		58,021	59,208
Capital and reserves
Share capital
– Rio Tinto plc	28	230	234
– Rio Tinto Limited	29	5,715	5,582
Share premium account		4,244	4,208
Other reserves	30	14,849	14,731
Retained earnings	30	21,827	27,784
Equity attributable to owners of Rio Tinto		46,865	52,539
Attributable to non-controlling interests		11,156	6,669
Total equity		58,021	59,208

The notes on pages 146 to 214 are an integral part of these consolidated financial statements.

The financial statements on pages 139 to 223 were approved by the directors on 6 March 2013 and signed on their behalf by

Jan du Plessis Chairman	Sam Walsh Chief executive	Guy Elliott Chief financial officer

142    Rio Tinto 2012 Annual report

Group statement of changes in equity

Years ended

31 December 2012	Attributable to owners of Rio Tinto
	Share capital (notes 28 and 29) US$m	Share premium US$m	Other reserves (note 30) US$m	Retained earnings (note 30) US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	5,816	4,208	14,731	27,784	52,539	6,669	59,208
Total comprehensive loss for the year(a)	–	–	98	(3,290)	(3,192)	126	(3,066)
Currency translation arising on Rio Tinto Limited’s share capital(b)	133	–	–	–	133	–	133
Dividends	–	–	–	(3,038)	(3,038)	(422)	(3,460)
Share buyback schemes	(4)	–	4	(764)	(764)	–	(764)
Own shares purchased/treasury shares reissued for share options and other items	–	–	(62)	(41)	(103)	–	(103)
Treasury shares reissued and other movements	–	36	–	3	39	–	39
Newly consolidated operations(c)(d)	–	–	–	–	–	2,902	2,902
Change in equity held by Rio Tinto(e)	–	–	–	1,128	1,128	166	1,294
Equity issued to holders of non-controlling interests(f)	–	–	–	–	–	1,595	1,595
Employee share options and other IFRS 2 charges taken to the income statement	–	–	78	45	123	120	243
Closing balance	5,945	4,244	14,849	21,827	46,865	11,156	58,021

31 December 2011	Attributable to owners of Rio Tinto
	Share capital (notes 28 and 29) US$m	Share premium US$m	Other reserves (note 30) US$m	Retained earnings (note 30) US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	5,847	4,258	15,643	32,499	58,247	6,265	64,512
Total comprehensive income for the year(a)	–	–	(924)	4,428	3,504	861	4,365
Currency translation arising on Rio Tinto Limited’s share capital(b)	(19)	–	–	–	(19)	–	(19)
Dividends	–	–	–	(2,236)	(2,236)	(548)	(2,784)
Share buyback schemes	(12)	–	12	(6,210)	(6,210)	–	(6,210)
Own shares purchased/treasury shares reissued for share options and other items	–	(50)	(71)	10	(111)	–	(111)
Newly consolidated operations(g)	–	–	–	–	–	1,555	1,555
Change in equity held by Rio Tinto(g)(h)(i)	–	–	–	(793)	(793)	(1,882)	(2,675)
Equity issued to holders of non-controlling interests	–	–	–	–	–	424	424
Company no longer consolidated	–	–	–	–	–	(6)	(6)
Employee share options	–	–	71	86	157	–	157
Closing balance	5,816	4,208	14,731	27,784	52,539	6,669	59,208

riotinto.com    143

Group statement of changes in equity continued

31 December 2010	Attributable to owners of Rio Tinto
	Share capital (notes 28 and 29) US$m	Share premium US$m	Other reserves (note 30) US$m	Retained earnings (note 30) US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	5,170	4,174	14,010	20,477	43,831	2,094	45,925
Total comprehensive income for the year(a)	–	–	1,645	13,705	15,350	1,142	16,492
Currency translation arising on Rio Tinto Limited’s share capital(b)	677	–	–	–	677	–	677
Dividends	–	–	–	(1,754)	(1,754)	(457)	(2,211)
Own shares purchased/treasury shares reissued for share options and other items	–	84	(84)	(31)	(31)	–	(31)
Consolidation of Oyu Tolgoi(j)	–	–	–	–	–	3,236	3,236
Equity issued to holders of non-controlling interests	–	–	–	–	–	250	250
Employee share options	–	–	48	69	117	–	117
Cash settled share options reclassified as equity settled	–	–	24	33	57	–	57
Closing balance	5,847	4,258	15,643	32,499	58,247	6,265	64,512

(a)	Refer to Statement of comprehensive income for further details.

(b)	Refer to note 1 (d)

(c)	Rio Tinto gained control of the non Oyu Tolgoi LLC (OT) assets of Ivanhoe Mines Limited (Ivanhoe) on 24 January 2012 when its share reached 51 per cent. The Group had gained control of OT in December 2010 by virtue of contractual rights which permit the exercise of control over certain policies and activities of OT. On 2 August 2012, Ivanhoe was renamed Turquoise Hill Resources Ltd. (Turquoise Hill). Within newly consolidated operations, US$2,678 million represents non-controlling interests in the non OT assets, of which US$1,439 million relates to the 49 per cent non-controlling interests’ portion of net loans receivable from Rio Tinto Group companies. Refer to note 38.

(d)	Rio Tinto acquired a controlling interest in Richards Bay Minerals (RBM), with consolidation effective from 3 September 2012 (the acquisition date). US$224 million within newly consolidated operations relates to the provisional fair value of non-controlling interests at acquisition date. Refer to note 38.

(e)	The majority of the adjustments to equity held by Rio Tinto arise from Chalco’s acquisitions of shares in Simfer Jersey Limited, a Rio Tinto subsidiary, as set out in the Simandou Joint Development Agreement (SJDA). The Chalco consortium made a payment of US$1.35 billion on 24 April 2012 in exchange for an equity interest of 47 per cent in Simfer Jersey Limited, reimbursing Rio Tinto for historic project costs. The transfer on 24 April 2012 resulted in an adjustment to retained earnings attributable to owners of Rio Tinto of US$1.05 billion, relating to the amount received over the carrying value of Rio Tinto’s interest transferred.

(f)	Equity issued to holders of non-controlling interests include US$0.9 billion of proceeds from a rights offering by Turquoise Hill, and cash calls of US$480 million following the transfer described in (e), which resulted in the Chalco consortium being issued with additional equity interest in proportion to its interest.

(g)	The purchase of Rio Tinto Coal Mozambique (RTCM, formerly Riversdale Mining Limited (Riversdale)), in 2011 was treated as a step acquisition. Non-controlling interests of US$1,498 million arose at the acquisition date, when Rio Tinto’s share in Riversdale reached 52.6 per cent. These non-controlling interests reversed as Rio Tinto increased its interests in Riversdale to 100 per cent. An amount of US$479 million has been recognised directly in equity in relation to Rio Tinto’s interests purchased after the acquisition date, representing the excess of consideration paid to acquire these additional shareholdings, over non-controlling interests acquired. Refer to note 38.

(h)	A reduction of US$339 million in non-controlling interests arose as Rio Tinto increased its economic share in OT through the acquisition of additional interests in Ivanhoe. Adjustments to retained earnings attributable to owners of Rio Tinto of US$129 million related to the aggregate excess of consideration paid for the additional investments in Ivanhoe, over the value of the additional economic share acquired in OT. Refer to note 38.

(i)	In relation to the Group’s purchase of an additional stake in Coal & Allied, adjustments to retained earnings of US$185 million were made for the excess of consideration paid to acquire shareholdings of US$45 million from non-controlling interests.

(j)	Rio Tinto consolidated Oyu Tolgoi LLC on 15 December 2010 following the signing of a new agreement with Turquoise Hill (formerly Ivanhoe Mines Limited).

144    Rio Tinto 2012 Annual report

Reconciliation with Australian Accounting Standards

The Group’s financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and conform to IFRS as adopted by the European Union (EU IFRS), which differ in certain respects from the version of IFRS that is applicable in Australia referred to as Australian Accounting Standards (AAS).

Prior to 1 January 2004, the Group’s financial statements were prepared in accordance with UK GAAP. Under IFRS goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group’s UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to IFRS set out in IFRS 1.The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders’ funds under AAS include the residue of such goodwill, which amounted to US$535 million at 31 December 2012 (2011: US$537 million; 2010: US$584 million). Save for the exception described above, the Group’s financial statements drawn up in accordance with IFRS are consistent with the requirements of AAS.

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

As a result, Rio Tinto plc and Rio Tinto Limited and their respective groups operate together as a single economic enterprise, with neither assuming a dominant role. In particular, the arrangements:

•	confer upon the shareholders of Rio Tinto plc and Rio Tinto Limited a common economic interest in both groups;

•	provide for common boards of directors and a unified management structure;

•	provide for equalised dividends and capital distributions; and

•	provide for the shareholders of Rio Tinto plc and Rio Tinto Limited to take key decisions, including the election of directors through an electoral procedure in which the public shareholders of the two companies effectively vote on a joint basis.

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

Australian Corporations Act

The financial statements are drawn up in accordance with an order, under section 340 of the Australian Corporations Act 2001, issued by the Australian Securities and Investments Commission (ASIC) on 22 December 2010 (as amended on 17 February 2012). The main provisions of the order are that the financial statements are prepared in accordance with IFRS and include a reconciliation from IFRS to the Australian equivalents of IFRS (see above).

For further details of the ASIC Class Order relief see page 223.

riotinto.com    145

Notes to the 2012 financial statements

1    Principal accounting policies

Corporate information

The financial statements of the Group were authorised for issue in accordance with a directors’ resolution on 6 March 2013. Rio Tinto plc and Rio Tinto Limited are listed and incorporated respectively on Stock Exchanges in the United Kingdom and Australia. Rio Tinto plc’s registered office is at 2 Eastbourne Terrace, London W2 6LG, United Kingdom. Rio Tinto Limited’s registered office is at 120 Collins Street, Melbourne, Australia, 3000.

Rio Tinto’s business is finding, mining and processing mineral resources. Major products are iron ore, aluminium, copper, diamonds, coal, uranium, gold and industrial minerals (borax, titanium dioxide and salt). Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and Africa.

Basis of preparation

The basis of preparation and the accounting policies used in preparing the financial statements for the year ended 31 December 2012 are set out below.

The financial statements for the year ended 31 December 2012 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and conform to IFRS as adopted by the EU (“EU IFRS”) and interpretations issued from time to time by the IFRS Interpretations Committee (“IFRIC”) and adopted by the EU that are mandatory for the year ended 31 December 2012, the Companies Act 2006 applicable to companies reporting under IFRS and in accordance with applicable United Kingdom law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 22 December 2010 (as amended on 17 February 2012) and Article 4 of the European Union IAS regulation. The financial statements are prepared on a going concern basis (page 126).

The IFRS financial information has been drawn up on the basis of accounting policies consistent with those applied in the financial statements for the year to 31 December 2011, except for the following:

•	Amendment to IFRS 7, “Financial Instruments: Disclosures – Transfers of Financial Assets”. This amends required disclosures to help users of financial statements evaluate the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position. The amendment relates to disclosure only and has no impact on Group earnings or shareholders’ funds in the current or prior year.

The Group has not applied the following pronouncements which are not mandatory for 2012:

Mandatory for 2013

•	Amendment to IAS 1, ‘Presentation of Financial Statements – Presentation of items of other comprehensive income’.

•	IAS 19 (revised 2011), ‘Employee Benefits’.

•	IAS 28 (revised 2011), ‘Investments in Associates and Joint Ventures’.

•	Amendments to IFRS 7, ‘Financial instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities’.

•	IFRS 10, ‘Consolidated Financial Statements’.

•	IFRS 11, ‘Joint Arrangements’.

IFRS 10 and 11 are mandatory for 2013 under IFRS.

•	IFRS 12, ‘Disclosures of Interests in Other Entities’.

•	IFRS 13, ‘Fair Value Measurement’.

•	Annual improvements 2011

•	IFRIC 20, ‘Stripping Costs in the Production Phase of a Surface Mine’.

Mandatory for 2014

•	Amendments to IAS 32 ‘Financial instruments: Presentation – Offsetting Financial Assets and Financial Liabilities’

Mandatory for 2015

•	IFRS 9, ‘Financial instruments’

In relation to those pronouncements which are mandatory for 2013:

The amendment to IAS 19 only allows the expected return on assets to assume returns in line with the discount rate applied to the calculation of the pension liability whereas the current standard allows a higher assumed rate based on the assets actually held. The Group expects the annual pre-tax pension expense to be permanently higher under the revised standard by some US$100 to US$200 million, with the precise amount depending on the value of assets in the pension plans and the asset classes in which they are invested. The higher expense will be matched by lower actuarial gains and losses and there is therefore no impact on the statement of financial position.

IFRS 10 replaces the guidance on control and consolidation in IAS 27 ‘Consolidated and Separate Financial Statements’, and SIC 12 ‘Consolidation – Special Purpose Entities’; it provides a revised definition of control and establishes that as the basis for determining which entities are consolidated in the financial statements.

All entities within the Group have been reviewed to assess the impact of IFRS 10; there have not been any material reclassifications to or from controlled entities.

IFRS 11 replaces IAS 31 ‘Interests in Joint Ventures’. The classification and subsequent accounting for joint arrangements now depends on whether parties that share joint control of an arrangement have rights to the assets and obligations for the liabilities of the arrangement, in which case it is a Joint Operation, or rights to the net assets of the arrangement, in which case it is a Joint Venture.

For Joint Operations the Group will account for its share of the assets, liabilities, revenues and expenses relating to its interest in the Joint Operation in accordance with applicable IFRSs. Joint Ventures will be accounted for using the equity accounting method.

146    Rio Tinto 2012 Annual report

All arrangements within the Group have been reviewed to assess the impact of IFRS 11. It has been concluded that certain of the Group’s operations (including Queensland Alumina Limited, New Zealand Aluminium Smelters Limited, and Pechiney Reynolds Quebec Inc.) that were previously equity accounted will now be accounted for as Joint Operations. As a result the Group will no longer recognise ‘Investments in equity accounted units’ or ‘Share of profit/(loss) after tax of equity accounted units’ for these arrangements, but will instead consolidate its share of their assets and liabilities (including its share of any assets held and liabilities incurred jointly), revenue from the sale of its share of the output arising from the joint operation, its share of the revenue from the sale of the output by the joint operation and its expenses (including its share of any expenses incurred jointly) on a line by line basis. The Group understands that practice is still developing in relation to the specific facts and circumstances which apply to some of the Group’s other operations and is therefore currently considering the impact of adoption of IFRS 11 on these operations.

IFRS 13 is prospective in application. It establishes a single source of guidance for all fair value measurements. The standard provides guidance on how to measure fair value when fair value is required or permitted under other standards. It does not change when an entity is required to use fair value. The Group is currently assessing the impact of IFRS 13 but, based on preliminary analysis, it is not expected to be material.

IFRIC 20 specifies the accounting for post-production stripping costs. As explained in note (h) below the Group currently defers stripping costs incurred during the production stage of its operations, for those operations where this is the most appropriate basis for matching the costs against the related economic benefits and the effect is material. At 1 January 2011, which will be the earliest period presented in the Group’s 2013 financial statements, the net book value carried forward in property, plant and equipment and in investments in jointly controlled entities and associates was US$1.3 billion (pre tax). Under the interpretation this balance can only be carried forward if it can be identified with a remaining component of the orebody. The Group is currently finalising its analysis but expects that approximately US$0.7 billion of that balance will be written off at 1 January 2011 (approximately US$0.4 billion net of taxation and non-controlling interests). The impact on 2011 and 2012 is not currently expected to exceed US$0.2 billion net of tax and non–controlling interests.

The other standards which are mandatory for 2013 either relate to disclosure only or are not expected to be material to the Group’s earnings or shareholders’ funds. The Group is currently evaluating the impact of those pronouncements which are mandatory beyond 2013.

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

Areas of judgment that have the most significant effect on the amounts recognised in the financial statements are:

•	Merger accounting for the 1995 merger of the economic interests of Rio Tinto plc and Rio Tinto Limited into the dual listed companies (DLC) structure (see Dual listed companies structure);

•	Review of asset carrying values, impairment charges and reversals and the recoverability of goodwill – note 1(e) and (i), note 6 and note 12;

•	Estimation of asset lives – note 1(e) and (i);

•	Determination of ore reserve estimates – note 1(j);

•	Close down restoration and clean up obligations – note 1(k);

•	Deferral of stripping costs – note 1(h);

•	Recognition of deferred tax on mining rights recognised in acquisitions – note 1(m);

•	Recoverability of potential deferred tax assets – note 19 (d) and (f);

•	Capitalisation of exploration and evaluation costs – note 1(f);

•	Identification of functional currencies – note 1(d);

•	Basis of consolidation – note 1(b) Acquisitions; and

•	Post retirement cost assumptions – note 1(n).

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:

•	Review of asset carrying values, impairment charges and reversals and the recoverability of goodwill – note 1(e) and (i), note 6 and note 12;

•	Estimation of close down restoration and clean-up costs and the timing of expenditure – note 1(k) and note 27;

•	Estimation of liabilities for post retirement costs – note 46;

•	Recoverability of potential deferred tax assets – note 19 (d) and (f);

•	Capitalisation of exploration and evaluation costs – note 1(f); and

•	Contingencies – note 32.

These areas of judgment and estimation are discussed further in critical accounting policies and estimates on page 156.

(a) Accounting convention

The financial information included in the financial statements for the year ended 31 December 2012, and for the related comparative periods, has been prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts, financial assets and the accounting for post retirement assets and liabilities. The Group’s policy in respect of these items is set out in the notes below.

riotinto.com    147

Notes to the 2012 financial statements continued

1    Principal accounting policies continued

(b) Basis of consolidation

The financial statements consist of the consolidation of the accounts of Rio Tinto plc and Rio Tinto Limited (together ‘the Companies’) and their respective subsidiaries (together ‘the Group’) together with the Group’s share of joint ventures and associates accounted for as described below.

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

Associates: An associate is an entity that is neither a subsidiary nor a joint venture, over which the Group has significant influence. Significant influence is presumed to exist where the Group has between 20 per cent and 50 per cent of the voting rights, unless it can be clearly demonstrated that this is not the case. Significant influence can also arise where the Group holds less than 20 per cent if it has the power to participate in the financial and operating policy decisions affecting the entity.

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

The Group uses the term “Equity accounted units” to refer to associates and JCEs collectively. For all equity accounted units the carrying value will include any long term debt interests that in substance form part of the Group’s net investment.

Where necessary, adjustments are made to the assets, liabilities and results of subsidiaries, joint ventures and associates to bring their accounting policies into line with those used by the Group.

Acquisitions

The ‘acquisition’ method of accounting is used for acquisitions. This means that the purchase consideration is allocated to the identifiable assets acquired and liabilities assumed (the identifiable net assets) on the basis of fair value at the date of acquisition which is the date on which control is obtained. Provisional fair values allocated at a reporting date are finalised within 12 months of the acquisition date.

Costs related to the acquisition of a subsidiary are expensed as incurred.

On an acquisition by acquisition basis, the Group recognises any non-controlling interest in the acquiree either at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets or at fair value. Where required by accounting standards non-controlling interests are treated as equity options and valued on that basis. Goodwill (see note (e)) and amounts attributable to non-controlling interests will differ depending on the basis used.

Where the Group has a previously held non-controlling interest in the acquiree, this is remeasured to fair value at the acquisition date with any gain or loss being recognised in the income statement. The cash cost of such a purchase is included in Investing activities in the cash flow statement.

For purchases from non-controlling interests, the difference between the purchase price and the relevant carrying value of the share of net assets acquired is recorded in equity. The cash cost of such purchases is included in Financing activities in the cash flow statement.

The results of businesses acquired during the year are included in the consolidated financial statements from the date on which control, joint control or significant influence commences.

Disposals

Individual non-current assets or ‘disposal groups’ (i.e. groups of assets and liabilities) to be disposed of, by sale or otherwise in a single transaction, are classified as “held for sale” if the following criteria are met at the period end:

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

148    Rio Tinto 2012 Annual report

On classification as held for sale, the assets are no longer depreciated.

The results of businesses disposed of are taken out of the financial statements from the date on which control, joint control or significant influence ceases. The cash proceeds of such disposals are included in Investing activities in the cash flow statement. At this point any interest in the entity retained by the Group is remeasured to its fair value and the change in carrying amount is recognised in the income statement. This fair value is the initial carrying amount for any retained interest which may be subsequently accounted for as an associate, joint venture or financial asset depending on the facts. Any amounts previously recognised in other comprehensive income in respect of the entity disposed of, or for which control, joint control or significant influence has ceased, are accounted for as if the Group had directly disposed of the related assets or liabilities.

Gains or losses on disposals to non-controlling interests where control is retained are recorded in equity. The cash proceeds of such disposals are included in Financing activities in the cash flow statement.

(c) Sales revenue

Sales revenue comprises sales to third parties at invoiced amounts. Most sales are priced ex works, free on board (fob) or cost, insurance and freight (cif). Amounts billed to customers in respect of shipping and handling are classified as sales revenue where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognised as operating costs. If the Group is acting solely as an agent, amounts billed to customers are offset against the relevant costs. Revenue from services is recognised as services are rendered and accepted by the customer.

Sales revenue excludes any applicable sales taxes. Mining royalties are presented as an operating cost or, where they are in substance a profit based tax, within taxes.

Revenues from the sale of significant by-products such as gold are included in sales revenue. Sundry revenue incidental to the main revenue generating activities of the operations and which is a consequence of producing and selling the main products is treated as a credit to operating costs.

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

The majority of the Group’s products are sold to customers under contracts, which vary in tenure and pricing mechanisms, with some volumes sold in the spot market.

Certain of the Group’s products, such as iron ore, were previously sold under long term contracts at an annual benchmark price. Since 2010 pricing for all iron ore customers has changed to a quarterly basis reflecting the structural shift away from annual benchmark pricing. A proportion of iron ore volumes continued to be sold on the spot market in 2012. Substantially all iron ore sales are reflected at final prices in the results for the period, based on the best available information at the period end.

Sales revenue is commonly subject to adjustment based on an inspection of the product by the customer. In such cases, sales revenue is initially recognised on a provisional basis using the Group’s best estimate of contained metal, and adjusted subsequently.

Certain products are “provisionally priced”, i.e. the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer. The final price is based on the market price at the relevant quotation point stipulated in the contract.

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

(d) Currency translation

The functional currency for each entity in the Group, and for JCEs and associates, is the currency of the primary economic environment in which that entity operates. For many entities, this is the currency of the country in which they are located. Transactions denominated in other currencies are converted to the functional currency at the exchange rate ruling at the date of the transaction. The accounting for hedged transactions is discussed in note (p) below. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates.

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

riotinto.com    149

Notes to the 2012 financial statements continued

1     Principal accounting policies continued

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

Goodwill is not amortised; it is tested annually for impairment. Investments in equity accounted units (‘EAUs’) including any goodwill are tested for impairment as a single asset when a trigger for impairment has been identified. The Group’s impairment policy is explained in note 1(i).

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

The Group considers that intangible assets have indefinite lives when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate cash flows for the Group. The factors considered in making this determination include the existence of contractual rights for unlimited terms; or evidence that renewal of the contractual rights without significant incremental cost can be expected for indefinite future periods in view of the Group’s investment intentions. The life cycles of the products and processes that depend on the asset are also considered.

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

The carrying values of capitalised evaluation expenditure are reviewed for impairment twice a year by management. In the case of undeveloped mining projects (projects for which the decision to mine has not yet been approved at the appropriate authorisation level within the Group) which have arisen through acquisition, there may be only mineralised material to form a basis for that review. The review is based on a status report summarising the Group’s intentions for development. In some cases, the undeveloped projects are regarded as successors to orebodies, smelters or refineries currently in production. Where this is the case, it is intended that these will be developed and go into production when the current source of ore is exhausted or to replace the reduced output which results when existing smelters and/or refineries are closed. It is often the case that technological and other improvements will allow successor smelters and/or refineries to more than replace the capacity of their predecessors.

(g) Property, plant and equipment

Property, plant and equipment are stated at cost, as defined in IAS 16, less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes the estimated close down and restoration costs associated with the asset. Once an undeveloped mining project has been established as commercially viable, expenditure other than that on land, buildings, plant and equipment is capitalised under “Mining properties and leases” together with any amount transferred from “Exploration and evaluation”. Commercial viability is deemed to be achieved when the Group is confident that the project will provide a satisfactory return relative to its perceived risks and is likely to go ahead. Costs of an undeveloped smelter or refinery project are capitalised under “Capital works in progress” provided that the project is deemed to be commercially viable and likely to go ahead.

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

The Group’s determination of whether multiple pit mines are considered separate or integrated operations depends on each mine’s specific circumstances. The following factors would point towards the stripping costs for the individual pits being accounted for separately:

150    Rio Tinto 2012 Annual report

•	If mining of the second and subsequent pits is conducted consecutively with that of the first pit, rather than concurrently.

•	If separate investment decisions are made to develop each pit, rather than a single investment decision being made at the outset.

•	If the pits are operated as separate units in terms of mine planning and the sequencing of overburden removal and ore mining, rather than as an integrated unit.

•	If expenditures for additional infrastructure to support the second and subsequent pits are relatively large.

•	If the pits extract ore from separate and distinct orebodies, rather than from a single orebody.

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

The Group defers stripping costs incurred during the production stage of its operations where this is the most appropriate basis for matching the costs against the related economic benefits and the effect is material. This is generally the case where there are fluctuations in stripping costs over the life of the mine (or pit). The amount of stripping costs deferred is based on the ratio (‘Ratio’) obtained by dividing the tonnage of waste mined either by the quantity of ore mined or by the quantity of minerals contained in the ore. In some operations, the quantity of ore is a more practical basis for matching costs with the related economic benefits where there are important co-products or where the grade of the ore is relatively stable from year to year. Stripping costs incurred in the period are deferred to the extent that the current period Ratio exceeds the life of mine (or pit) Ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the current period Ratio falls short of the life of mine (or pit) Ratio.

The life of mine (or pit) Ratio is based on proven and probable reserves of the mine (or pit); it is a function of the mine (or pit) design(s) and therefore changes to that design will generally result in changes to the Ratio. Changes in other technical or economic parameters that impact on reserves will also have an impact on the life of mine (or pit) Ratio even if they do not affect the mine (or) pit design(s). Changes to the life of mine (or pit) Ratio are accounted for prospectively.

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

The useful lives of the major assets of a cash-generating unit are often dependent on the life of the orebody to which they relate. Where this is the case, the lives of mining properties, and their associated refineries, concentrators and other long lived processing equipment generally relate to the expected life of the orebody. The life of the orebody, in turn, is estimated on the basis of the life-of-mine plan. Where the major assets of a cash-generating unit are not dependent on the life of a related orebody, management applies judgment in estimating the remaining service potential of long lived assets. In the case of smelters, factors affecting the remaining service potential include smelter technology and electricity purchase contracts when the power is not sourced from the company’s or certain local government’s own electricity generating capacity.

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

Impairment of non-current assets

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment if there is an indication that the carrying amount may not be recoverable. All goodwill and intangible assets that are not yet ready for use or have an indefinite life are tested annually for impairment regardless of whether there has been any change in events or circumstances.

Impairment is assessed at the level of cash-generating units which, in accordance with IAS 36 ‘Impairment of Assets’, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets.

riotinto.com    151

Notes to the 2012 financial statements continued

1     Principal accounting policies continued

In some cases, the business units within product groups consist of several operations with independent cash generating streams, which constitute separate cash-generating units.

Goodwill acquired through business combinations is allocated to the cash-generating unit, or groups of cash-generating units if that is the lowest level within the Group at which goodwill is monitored for internal management purposes, that is expected to benefit from the related business combination.

When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use (being the net present value of expected future cash flows of the relevant cash-generating unit in its current condition) and fair value less costs to sell (FVLCS). The best evidence of FVLCS is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCS is based on the best information available to reflect the amount the Group could receive for the cash generating unit in an arm’s length transaction. This is often estimated using discounted cash flow techniques.

Where recoverable amount is assessed using FVLCS based on discounted cash flow techniques, the resulting estimates are based on detailed “life of mine” and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36.

The cash flow forecasts for FVLCS purposes are based on management’s best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, closure, restoration and environmental clean-up. For the purposes of determining FVLCS from a market participant’s perspective, the cash flows incorporate management’s price and cost assumptions in the short and medium term. In the longer term, operating margins are assumed to remain constant where appropriate, as it is considered unlikely that a market participant would prepare detailed forecasts over a longer term period. The cash flow forecasts may include net cash flows expected to be realised from extraction, processing and sale of mineralised material that does not currently qualify for inclusion in proven or probable ore reserves. Such non-reserve material is only included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralisation that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.

As noted above, cost levels incorporated in the cash flow forecasts for fair value purposes are based on the current life-of-mine plan or long term production plan for the cash-generating unit. Because future cash flows are estimates for the asset in its current condition, value in use does not reflect future cash flows associated with improving or enhancing an asset’s performance. Anticipated enhancements to assets may be included in FVLCS calculations.

Where the recoverable amount of a cash-generating unit is dependent on the life of its associated orebody, expected future cash flows reflect long term mine plans, which are based on detailed research, analysis and iterative modelling to optimise the level of return from investment, output and sequence of extraction. The mine plan takes account of all relevant characteristics of the orebody, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used. The life-of-mine plan is therefore the basis for forecasting production output and production costs in each future year.

Forecast cash flows for ore reserve estimation for Joint Ore Reserves Committee (JORC) purposes are generally based on Rio Tinto’s price forecasts of commodity prices, which assume short term market prices will revert to the Group’s assessment of the long term price, generally over a period of three to five years. For most commodities, these forecast commodity prices are derived from a combination of analyses of the marginal costs of the producers and of the incentive price of these commodities. These assessments often differ from current price levels and are updated periodically. For the long run, the Group does not believe that forward prices quoted in the metals markets provide a good indication of future price levels since forward prices tend to be strongly influenced by spot price levels. Rio Tinto’s price forecasts of commodity prices include an element of carbon pricing. These price forecasts are also used for impairment testing unless management deems that in certain economic environments, a market participant would not assign Rio Tinto’s view on prices, in which case management base them upon assumptions which a market participant would be expected to use under these economic conditions.

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

IAS 36 requires that value in use be based on exchange rates current at the time of the assessment.

Non-current assets other than goodwill that have suffered an impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

152    Rio Tinto 2012 Annual report

(j) Determination of ore reserve estimates

The Group estimates its ore reserves and mineralisation based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (“the JORC code”). Reserves and, for certain mines, other mineralisation determined in this way are used in the calculation of depreciation, amortisation and impairment charges, the assessment of life of mine stripping ratios and for forecasting the timing of the payment of close down and restoration costs and clean-up costs.

For the purposes of disclosure with this combined Annual report on Form 20-F estimates of ore reserves have been computed in accordance with the SEC’s Industry Guide 7, rather than in accordance with the JORC code, and are shown on pages 51 to 60. Ore reserves presented in accordance with SEC Industry Guide 7 do not exceed the quantities that, it is estimated, could be extracted economically if future prices were to be in line with the average of historical prices for the three years to 30 June 2012, or contracted prices where applicable. For this purpose, contracted prices are applied only to future sales volumes for which the price is predetermined by an existing contract; and the average of historical prices is applied to expected sales volumes in excess of such amounts. Moreover, reported ore reserve estimates have not been increased above the levels expected to be economic based on Rio Tinto’s own long term price assumptions. Therefore, a reduction in commodity prices from the three year average historical price levels would not necessarily give rise to a reduction in reported ore reserves.

In assessing the life of a mine for accounting purposes, mineralisation is only taken into account where there is a high degree of confidence of economic extraction.

(k) Close down, restoration and clean-up obligations

The Group has provisions for close down and restoration costs which include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas for the mines and certain refineries and smelters.

Close down and restoration costs are a normal consequence of mining or production, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine, refinery or smelter. Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their costs based on feasibility and engineering studies using current restoration standards and techniques.

Close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs with, where appropriate, probability weighting for the different remediation or closure outcomes which could realistically arise. This may occur during development or during the production phase of a facility.

Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure plan, and are updated annually during the life of the operation to reflect known developments, e.g. revisions to cost estimates and to the estimated lives of operations. The estimates are subject to formal review at regular intervals.

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

Clean-up costs result from environmental damage that was not a necessary consequence of operations, and may include remediation, compensation and penalties. Provision is made for the estimated present value of such costs at the statement of financial position date. These costs are charged to the income statement. Movements in these clean up provisions are presented as an operating cost, except for the unwinding of the discount which is shown as a financing cost.

Remediation procedures may commence soon after the time the disturbance, remediation process and estimated remediation costs become known, but can continue for many years depending on the nature of the disturbance and the remediation techniques used.

(l) Inventories

Inventories are valued at the lower of cost and net realisable value, primarily on a weighted average cost basis. Average costs are calculated by reference to the cost levels experienced in the relevant month together with those in opening inventory. Cost for raw materials and stores is the purchase price and for partly processed and saleable products is generally the cost of production. For this purpose the costs of production include:

•	labour costs, materials and contractor expenses which are directly attributable to the extraction and processing of ore and the production of alumina and aluminium;

•	the depreciation of mining properties and leases and of property, plant and equipment used in the extraction and processing of ore and the production of alumina and aluminium; and

•	production overheads.

Work in progress inventory includes ore stockpiles and other partly processed material. Stockpiles represent ore that has been extracted and is available for further processing. If there is significant uncertainty as to when the stockpiled ore will be processed, the ore is expensed as mined. Where the future processing of this ore can be predicted with confidence, e.g. because it exceeds the mine’s cut off grade, it is valued at the lower of cost and net realisable value. If the ore will not be processed within the 12 months after the statement of financial position date it is included within non-current assets and net realisable value is calculated on a discounted cash flow basis. Quantities of stockpiled ore are assessed primarily through surveys and assays.

(m) Taxation

Current tax is the tax expected to be payable on the taxable income for the year calculated using rates that have been enacted or substantively enacted by the statement of financial position date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.

Deferred tax is provided in respect of fair value adjustments on acquisitions. These adjustments may relate to assets such as mining rights that, in general, are not eligible for income tax allowances. Provision for deferred tax is based on the difference between the carrying value of the asset and its income tax base (which may be nil). Even where there is no income tax base, the existence of a tax base for capital gains tax purposes is not taken into account in determining the deferred tax provision for the mining rights because it is expected that the carrying amount will be recovered primarily through use of the rights and not from disposal. Also, the Group is only entitled to a deduction for capital gains tax purposes if the mining rights are sold or formally relinquished.

riotinto.com    153

Notes to the 2012 financial statements continued

1     Principal accounting policies continued

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

The most significant assumptions used in accounting for pension plans are the long term rate of return on plan assets, the discount rate and the mortality assumptions. The long term rate of return on plan assets is used to calculate the expected return on pension assets, which is credited to the Group’s income statement. The discount rate is used to determine the net present value of future liabilities. The discount rate used is the yield on high quality corporate bonds with maturity and terms that match those of the post employment obligations as closely as possible. Where there is no developed corporate bond market in a country, the rate on government bonds is used. Each year, the unwinding of the discount on those liabilities is charged to the Group’s income statement as the interest cost. The mortality assumption is used to project the future stream of benefit payments, which is then discounted to arrive at a net present value of liabilities.

Valuations of liabilities are carried out using the projected unit method which values benefits accrued at the valuation date with allowance where appropriate for future increases to pay and pensions. The long term rate of return on pension plan assets is determined as management’s best estimate of the long term return on the major asset classes, i.e. equity, debt, property and other, weighted by the actual allocation of assets among the categories at the measurement date. The expected rate of return is calculated using geometric averaging.

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

(b) Loans and receivables

Loans and receivables comprise non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, with the exception of items for which the Group may not recover substantially all of its investment for reasons other than credit deterioration, which are classified as available-for-sale. Trade receivables are included within this category; however, trade receivables subject to provisional pricing are valued as explained in note 1 (c) Sales revenue.

(c) Held to maturity

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group has the intention and ability to hold to maturity.

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other categories. They are included in non-current assets unless the Group intends to dispose of the investment within 12 months of the statement of financial position date or the asset matures within less than twelve months.

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

154    Rio Tinto 2012 Annual report

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

Fair value hedges: Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk. Where derivatives are held with different counterparties or with the same counterparty and management has no intention to settle the derivatives and the underlying asset or liability or firm commitment, on a net basis, the fair values of the derivative assets and liabilities and the hedged asset or liability or firm commitment are shown separately in the statement of financial position as there is no legal right of offset.

When a fair value interest rate hedging instrument expires or is sold, or when a fair value interest rate hedge no longer meets the criteria for hedge accounting, the fair value adjustments which have been made to the hedged item are amortised through the income statement over the remaining life of the hedged item or written off immediately where the hedged item is derecognised.

Cash flow hedges: The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled in the income statement in the period when the hedged item affects profit or loss, for example when the forecast sale that is being hedged takes place. When the forecast transaction that is being hedged results in the recognition of a non-financial asset the gains and losses previously deferred in equity are transferred from equity and adjust the cost of the asset. The gains and losses are recognised subsequently in the income statement when the non-financial asset is amortised or sold.

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

(a)	The fair values of cash, short term borrowings and loans to joint ventures and associates approximate to their carrying values, as a result of their short maturity or because they carry floating rates of interest.

(b)	The fair values of medium and long term borrowings are calculated as the present value of the estimated future cash flows using quoted prices in active markets or an appropriate market based yield curve. The carrying value of the borrowings is amortised cost.

(c)	Derivative financial assets and liabilities are carried at fair value based on quoted prices in an active market where available. Where no price information is available from a quoted market source, fair value is estimated based on the Group’s views on relevant future prices using modelling techniques. The fair values of the various derivative instruments used for hedging purposes are disclosed in note 31. Movements on the hedging reserve are disclosed within note 30.

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

(q) Share based payments

The fair value of cash-settled share plans is recognised as a liability over the vesting period of the awards. Movements in that liability between accounting dates are recognised as an expense. The grant date fair value of the awards is determined from the market value of the shares at the date of award and adjusted for any market based vesting conditions attached to the award e.g. relative Total Shareholder Return (‘TSR’) performance. Fair values are subsequently re-measured at the date of the statement of financial position to reflect the market value of shares at the measurement date and, where relevant, the number of awards expected to vest based on the current and anticipated TSR performance. If any awards are ultimately settled in shares, the liability is transferred directly to equity as part of the consideration for the equity instruments issued.

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

If the cost of shares acquired to satisfy the plans exceeds the expense charged, the excess is taken to retained earnings or other reserves as appropriate. The fair value of the share plans is determined at the date of grant, taking into account any market based vesting conditions attached to the award (e.g. TSR).

The Group uses fair values provided by independent actuaries calculated using a lattice based option valuation model.

riotinto.com    155

Notes to the 2012 financial statements continued

1     Principal accounting policies continued

Non-market based vesting conditions (e.g. earnings per share targets) are taken into account in estimating the number of awards likely to vest. The estimate of the number of awards likely to vest is reviewed at each statement of financial position date up to the vesting date, at which point the estimate is adjusted to reflect the actual awards issued. No adjustment is made after the vesting date even if the awards are forfeited or not exercised.

The terms of each plan are considered at the statement of financial position date. If a cash-settled plan changes to become equity-settled then the accumulated liability is transferred directly to equity at the date of change.

Further information about the treatment of individual share based payment plans is provided in note 45.

(r) Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction, net of tax, from the proceeds.

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

The 2012 Annual report satisfies the obligations of Rio Tinto Limited to prepare consolidated accounts under Australian company law, as amended by an order issued by the Australian Securities and Investments Commission on 22 December 2010 (as amended on 17 February 2012). The 2012 financial statements disclose the effect of the adjustments to the Group’s consolidated profit, consolidated total comprehensive income and consolidated shareholders’ funds as prepared under IFRS that would be required under the version of IFRS that is applicable in Australia, referred to as Australian Accounting Standards (AAS).

The US dollar is the presentation currency used in these financial statements, as it most reliably reflects the Group’s global business performance.

(ii) Impairment review of asset carrying values

Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment in a particular year.

Where the recoverable amounts of the Group’s cash generating units are assessed by analyses of discounted cash flows, the resulting valuations are particularly sensitive to changes in estimates of long term commodity prices including any carbon element, exchange rates, operating costs and discount rates.

Note 12 outlines the significant judgments and assumptions made in performing impairment testing of non-current assets.

(iii) Estimation of asset lives and determination of ore reserve estimates

Intangible assets are considered to have indefinite lives when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate cash flows for the Group. The factors considered in making this determination include the existence of contractual rights for unlimited terms; or evidence that renewal of the contractual rights without significant incremental cost can be expected for indefinite periods into the future in view of the Group’s investment intentions.

Rio Tinto estimates its ore reserves and mineralisation based on information compiled by Competent Persons as defined in accordance with the Australasian code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the ‘JORC code’). The amounts presented under IFRS and AAS are based on the reserves, and in some cases mineralised material, determined under the JORC code.

For the purposes of disclosure with this combined Annual report on Form 20-F estimates of ore reserves have been computed in accordance with the SEC’s Industry Guide 7, rather than in accordance with the JORC code, and are shown on pages 51 to 60. Ore reserves presented in accordance with SEC Industry Guide 7 do not exceed the quantities that, it is estimated, could be extracted economically if future prices were to be in line with the average of historical prices for the three years to 30 June 2012, or contracted prices where applicable. For this purpose, contracted prices are applied only to future sales volumes for which the price is predetermined by an existing contract; and the average of historical prices is applied to expected sales volumes in excess of such amounts. Moreover, reported ore reserve estimates have not been increased above the levels expected to be economic based on Rio Tinto’s own long term price assumptions. Therefore, a reduction in commodity prices from the three year average historical price levels would not necessarily give rise to a reduction in reported ore reserves.

The estimation of ore reserves requires judgment to interpret available geological data and then to select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs, recovery rates and discount rates and, in some instances, the renewal of mining licences.

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

(iv) Close down, restoration and clean-up obligations

Provision is made for environmental remediation costs when the related environmental disturbance occurs, based on the net present value of estimated future costs with, where appropriate, probability weighting for the different remediation or closure outcomes which could realistically arise. The ultimate cost of environmental disturbance is uncertain and management uses its judgment and experience to provide for these costs over the life of the operations. Cost estimates can vary in response to many factors including changes to the relevant legal or local/national government ownership requirements, the Group’s environmental policies, the emergence of new restoration techniques, the timing of the expenditures and the effects of inflation. Experience gained at other mine or production sites is also a significant consideration.

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

156    Rio Tinto 2012 Annual report

The expected timing of expenditure included in cost estimates can also change, for example in response to changes in ore reserves, production rates, operating licence or economic conditions. Expenditure may occur before and after closure and can continue for an extended period of time depending on the specific site requirements. Some expenditure can continue into perpetuity.

Cash flows must be discounted if this has a material effect. The selection of appropriate sources on which to base calculation of the risk free discount rate used for this purpose also requires judgment.

As a result of all of the above factors there could be significant adjustments to the provision for close down, restoration and clean-up costs which would affect future financial results.

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

The Group’s determination of whether multiple pit mines are considered separate or integrated operations depends on each mine’s specific circumstances and the analysis requires judgment; another company could make the determination that a mine is separate or integrated differently than the Group, even if the fact pattern appears to be similar. To the extent the determination is different; the resulting accounting would also be different.

During 2012, production stage stripping costs capitalised by subsidiaries and equity accounted operations were US$411 million and the amounts charged against pre-tax profit was US$67 million (2011: production stage costs exceeded the amount charged against pre-tax profit by US$257 million; 2010: production stage costs exceeded the amount charged against pre-tax profit by US$123 million).

There was US$11 million impairment (net of reversals) of deferred stripping costs in both 2012 and 2011. In 2010, there was no impairment of deferred stripping costs.

The net book value of stripping costs in property, plant and equipment and in investments in equity accounted units at 31 December 2012 was US$1.9 billion (2011: US$1.6 billion; 2010: US$1.3 billion).

Information about the stripping ratios of the business units, including equity accounted units, that account for the majority of the deferred stripping costs at 31 December 2012, along with the year in which the deferred stripping costs are expected to be fully amortised, is set out in the following table:

	Actual stripping ratio for year			Life of mine stripping ratio
	2012	2011	2010	2012	2011	2010
Kennecott Utah Copper (2029)(a)(b)	3.31	2.09	2.09	2.07	1.94	1.48
Grasberg Joint Venture (2016)(a)	2.21	3.52	4.15	2.24	2.54	3.13
Diavik (2012)(c)	0.02	0.64	1.21	0.98	0.96	0.95
Escondida (2091)(a)(d)	0.13	0.17	0.13	0.11	0.13	0.14

(a)	Stripping ratios shown are waste to ore for KUC and Grasberg and waste to pounds of copper mined for Escondida.

(b)	KUC’s actual stripping ratio for 2012 increased over the prior year due to waste stripping associated with the Cornerstone pushback in the south wall of the Bingham Canyon mine.

(c)	Diavik’s stripping ratio is disclosed as bench cubic metre per carat. The 2012 actual ratio has reduced because production is now from the bottom of the A418 pit requiring less movement of waste per carat. A418 deferred stripping costs are fully amortised as at 31 December 2012.

(d)	Escondida is an equity accounted unit.

Rio Tinto Borax capitalised stripping costs during the production stage of the mine as part of a distinct period of new development which was completed in 2004. The capitalised costs will be fully amortised in 2042.

As noted in the Basis of preparation, IFRIC 20 will change the accounting for post production stripping costs. Implementation, which is mandatory in 2013, is expected to result in a write off to retained earnings of some US$0.4 billion at 1 January 2011, which is the date of transition.

(vi) Recognition of deferred tax on mining rights recognised in acquisitions

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

Deferred tax is provided in respect of fair value adjustments on acquisitions. These adjustments may relate to assets such as mining rights that, in general, are not eligible for income tax allowances. Provision for deferred tax is based on the difference between the carrying value of the asset and its income tax base (which may be nil). Even where there is no income tax base, the existence of a tax base for capital gains tax purposes is not taken into account in determining the deferred tax provision for the mining rights because it is expected that the carrying amount will be recovered primarily through use of the rights and not from disposal. Also, the Group is only entitled to a deduction for capital gains tax purposes if the mining rights are sold or formally relinquished. For acquisitions after 1 January 2004, provision for deferred tax on acquisition results in a consequential increase in the amounts attributed to goodwill under IFRS. Amounts attributed to goodwill for business combinations in 2011 and 2012 are shown in note 38.

(vii) Capitalisation of exploration and evaluation costs and other costs prior to the decision to mine/construct

Under the Group’s accounting policy, exploration expenditure is not capitalised. Evaluation expenditure is capitalised when there is a high degree of confidence in the project’s viability and it is therefore considered probable that future economic benefits will flow to the Group.

A project’s viability is determined based on whether it will provide a satisfactory return relative to the perceived risks of the project and coincides with the point at which construction of the project/the decision to mine is approved at the appropriate authorisation level within the Group (the Investment

riotinto.com    157

Notes to the 2012 financial statements continued

1     Principal accounting policies continued

Committee; and the Board where appropriate). In determining whether to approve a project, the Investment Committee reviews the ore reserves estimate together with analyses regarding the net present value of the project and sensitivity analyses around key assumptions.

There are occasions when the Group concludes that the asset recognition criteria are met at an earlier stage than approval to construct/mine. In these cases, evaluation expenditure is capitalised if there is a high degree of confidence in the project’s viability. The Group’s view is that a high degree of confidence is greater than more likely than not (that is greater than 50 per cent) and less than virtually certain (that is less than 90 per cent certainty). Determining whether there is a high degree of confidence in an evaluation project’s viability requires a significant degree of judgment and assessment of all relevant factors such as the nature and objective of the project; the project’s current stage; project timeline; current estimates of the project’s net present value including sensitivity analyses around key assumptions; the main risks of the project. Development expenditure incurred prior to the decision to construct/mine is subject to the same criteria for capitalisation, being a high degree of confidence in a project’s viability.

In accordance with IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’, the criteria for the capitalisation of exploration and evaluation costs is applied consistently from period to period.

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any related impairment provisions are written off.

(viii) Identification of functional currencies

The functional currency for each entity in the Group, and for equity accounted units, is the currency of the primary economic environment in which it operates. Determination of functional currency involves significant judgment and other mining companies may make different judgments based on similar facts. For many of Rio Tinto’s entities, their functional currency is the currency of the country in which they operate. The Group reconsiders the functional currency of its entities if there is a change in the underlying transactions, events and conditions which determine their primary economic environment.

The determination of functional currency affects the carrying value of non-current assets included in the statement of financial position and, as a consequence, the amortisation of those assets included in the income statement. It also impacts exchange gains and losses included in the income statement and in equity.

The majority of the ex-Alcan businesses acquired by the Group in 2007 changed from US functional currency to local functional currency for accounting purposes on 1 January 2011. The integration of the ex-Alcan businesses with the existing aluminium business of Rio Tinto changed the economic environment for these ex-Alcan businesses since acquisition in several ways. In particular, the divestment of the majority of the ex-Alcan downstream operations, the legal reorganisations that transferred ownership of certain ex-Alcan companies within the Rio Tinto group and the centralisation of certain functions such as procurement, pensions and shipping brought their business model closer to that for the rest of Rio Tinto’s operations, the majority of which have the local currency as their functional currency. In addition, whilst financing is only a secondary indicator of functional currency, the magnitude of US dollar denominated debt, which had been largely repaid by 1 January 2011, was a factor in the original determination of US functional currency at acquisition.

(ix) Estimation of liabilities for post retirement costs

The value of the Group’s liabilities for post-retirement benefits will ultimately depend upon the amount of benefits paid out. This in turn will depend upon the future pay increases received by members of final pay plans, the level of inflation (for those benefits that are subject to some form of inflation protection), the number of individuals and how long individuals live in retirement.

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

The discount rate used to value post-retirement liabilities is set in accordance with IAS 19 ‘Post retirement benefits’ based upon the yields on high quality corporate bonds in the relevant currency and of a duration consistent with the nature of the liabilities. The discount rate will vary from one period to another in line with movements in corporate bond yields, but at any given measurement date there is relatively little estimation uncertainty.

Details of the key assumptions, how they have moved since the previous statement of financial position date and the sensitivity of the carrying value to changes in the assumptions, are set out in note 46.

For 2012 the charge against income for post retirement benefits net of tax and non-controlling interests was US$535 million. This charge included both pension and post retirement healthcare benefits. The charge is net of the expected return on assets which was US$481 million after tax and non-controlling interests.

The average future increase in compensation levels was assumed to be 3.4 per cent in 2012 and will be 3.4 per cent for 2013. The average discount rate used was 4.3 per cent in 2012 and will be 3.9 per cent in 2013 reflecting the net impact of changes in corporate bond yields in the regions where the Group has pension obligations.

The weighted average expected long term rate of return on assets used to determine the 2012 pension cost was 5.0 per cent. Starting in 2013, the expected rate of return on assets will no longer be used to determine pensions cost, as it is replaced by interest income on assets, calculated using the discount rate, in accordance with the revisions to IAS 19.

Based on the known changes in assumptions noted above and other expected circumstances, and in the absence of the revisions to IAS 19 and IFRS 11, ‘Joint Arrangements’, which are effective on 1 January 2013, the expected impact of post retirement costs on the Group’s IFRS net earnings in 2013 would be US$4 million less than in 2012. The actual charge will be impacted by the revisions to IAS 19 and IFRS 11 and other factors that cannot be predicted, such as the effect of changes in benefits, number of employees and exchange rates.

The revisions to IAS 19 do not have a material impact on the Group’s statement of financial position.

158    Rio Tinto 2012 Annual report

The table below sets out the potential change in the Group’s 2012 net earnings (after tax and non-controlling interests) that would result from hypothetical changes to post retirement assumptions and estimates. The sensitivities are viewed for each assumption in isolation although a change in one assumption is likely to result in some offset elsewhere. The figures in the table only show the impact on underlying and net earnings. Changing the assumptions would also have an impact on the statement of financial position.

US$ million
Sensitivity of Group’s 2012 underlying and net earnings to changes in:
Expected return on assets
increase of 1 percentage point	94
decrease of 1 percentage point	(94)
Discount rate
increase of 0.5 percentage points	(1)
decrease of 0.5 percentage points	4
Inflation
increase of 0.5 percentage points	(33)
decrease of 0.5 percentage points	31
Salary increases
increase of 0.5 percentage points	(8)
decrease of 0.5 percentage points	7
Demographic – allowance for additional future mortality improvements
participants assumed to have the mortality rates of individuals who are one year older	19
participants assumed to have the mortality rates of individuals who are one year younger	(19)

(x) Recoverability of potential deferred tax assets

The Group has tax losses, and other deductible temporary differences, mainly in UK, French, Canadian, US and Australian taxable entities that have the potential to reduce tax payments in future years. Deferred tax assets have been recognised to the extent that their recovery is probable, having regard to the projected future taxable profits of these taxable entities and after taking account of specific risk factors that affect the recovery of these assets.

The “possible tax assets” i.e. the amounts that would be recognised if there were no need to assess recoverability on losses and other temporary differences in these taxable entities, are shown in the table below and totalled US$18,512 million at 31 December 2012 (2011: US$3,834 million). Of these possible tax assets, US$3,358 million have been recognised as deferred tax assets (2011: US$1,875 million), leaving US$15,154 million (2011: US$1,959 million) unrecognised, as recovery is not considered probable.

The recognised amounts do not include deferred tax assets that have been offset against recognised deferred tax liabilities. This is a change in presentation for 2012 and comparatives have been restated accordingly. In previous years, with the exception of capital losses, tax losses have been shown at their full value before offsetting deferred tax liabilities.

US$ million	Recognised		Unrecognised
At 31 December	2012	2011	2012	2011
UK	212	229	235	267
France(a)	499	515	1,034	797
Canada	67	21	136	131
US	365	340	17	20
Australia(b)	2,093	657	12,913	200
Other	122	113	819	544
Total	3,358	1,875	15,154	1,959

(a)	The amount recognised takes account of legislation changes introduced in 2011 and 2012 which restrict the recovery of losses.

(b)	The unrecognised amount includes temporary differences that are deductible for the purposes of Mineral Resources Rent Tax (‘MRRT’).

(xi) Contingencies

Disclosure is made of material contingent liabilities unless the possibility of any loss arising is considered remote. Contingencies are disclosed in note 32.

(xii) Basis of consolidation

In determining whether the Group has control, joint control or significant influence over an entity, the Group considers whether other parties hold veto rights over significant operating and financial policies. In some instances, the Group has control of an entity where other parties own more than one half, or in some cases all, of the voting rights of an entity but the Group can control those voting rights through a contractual arrangement. In such circumstances, the Group considers, in particular, whether it obtains benefits, including non-financial benefits, from its power to govern the financial and operating policies of the entity.

In some cases, the Group makes acquisitions over a period of days, weeks or months. It is a matter of judgment as to whether the payments made during this period form part of one transaction or a number of separate transactions. In the latter case, the transactions will be treated as an acquisition in stages. The effect on the financial statements of treatment as an acquisition in stages is that any excess of consideration over identifiable net assets for transactions after control has been gained will be recorded as a reduction in equity. If the transactions were treated as one acquisition then all such excess consideration would be treated as goodwill. In addition, acquisitions of shares after the date on which control is gained and which are accounted for in stages are shown within Financing activities in the cash flow statement rather than in Investing activities.

Factors which are considered in this judgment are the length of time between the acquisition date and completion of the transaction and whether, at the time of the initial share purchase, it was clear what percentage ownership would ultimately be obtained.

riotinto.com    159

Notes to the 2012 financial statements continued

2    Operating segments

Sales revenue(a)	2012 US$m	Restated(b) 2011 US$m	Restated(b) 2010 US$m
Iron Ore	24,279	29,475	23,582
Aluminium	10,105	12,159	11,313
Copper	6,661	7,634	7,797
Energy	5,783	7,003	5,446
Diamonds & Minerals	4,056	3,654	3,477
Other operations	6,730	8,246	10,151
Reportable segments total	57,614	68,171	61,766
Inter-segment transactions	(2,048)	(2,817)	(2,758)
Product Group Total	55,566	65,354	59,008
Items excluded from Underlying earnings	31	(56)	–
Gross sales revenue	55,597	65,298	59,008
Less share of equity accounted units sales revenue	(4,630)	(4,761)	(3,837)
Consolidated sales revenue	50,967	60,537	55,171

Depreciation and amortisation(c)
Iron Ore	1,488	1,169	960
Aluminium	1,093	1,098	1,062
Copper	634	538	568
Energy	769	520	367
Diamonds & Minerals	444	371	301
Other operations	403	535	587
Reportable segments total	4,831	4,231	3,845
Other items	111	113	114
Less: depreciation and amortisation of equity accounted units	(501)	(527)	(522)
Depreciation and amortisation per note 4	4,441	3,817	3,437

Underlying earnings(d)
Iron Ore	9,242	13,267	10,313
Aluminium	3	442	611
Copper	1,092	1,932	2,530
Energy	283	1,074	1,187
Diamonds & Minerals	119	(162)	204
Other operations	(528)	(120)	237
Reportable segments total	10,211	16,433	15,082
Inter-segment transactions	(8)	40	(15)
Other items	(698)	(593)	(554)
Exploration and evaluation not attributed to product groups	(97)	(102)	(52)
Net finance costs	(105)	(229)	(474)
Underlying earnings	9,303	15,549	13,987
Items excluded from Underlying earnings(e)	(12,293)	(9,723)	251
Net (loss)/earnings attributable to owners of Rio Tinto per income statement	(2,990)	5,826	14,238
Tax charge
Iron Ore	4,271	5,939	4,602
Aluminium	(154)	64	36
Copper	(32)	626	705
Energy	(11)	496	537
Diamonds & Minerals	68	29	(39)
Other operations	(266)	11	(136)
Reportable segments total	3,876	7,165	5,705
Other items	(244)	(370)	(216)
Exploration and evaluation not attributed to product groups	(26)	(28)	1
Net finance costs	(78)	(140)	(152)
	3,528	6,627	5,338
Tax credit excluded from Underlying earnings(e)	(3,099)	(188)	(42)
Tax charge per income statement	429	6,439	5,296

160    Rio Tinto 2012 Annual report

	2012 US$m	Restated(b) 2011 US$m	Restated(b) 2010 US$m
Capital expenditure
Iron Ore	7,149	4,004	1,702
Aluminium	2,550	1,957	963
Copper	4,347	3,784	990
Energy	1,819	1,327	685
Diamonds & Minerals	1,785	1,392	314
Other Operations	637	729	570
Reportable segments total	18,287	13,193	5,224
Other items	159	251	75
Less: capital expenditure of equity accounted units	(1,028)	(1,146)	(746)
Capital expenditure per Financial information by business units	17,418	12,298	4,553
Add: Proceeds from disposal of property, plant and equipment	40	37	38
Capital expenditure per statement of cash flow	17,458	12,335	4,591

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

Generally, business units are allocated to product groups based on their primary product. The Energy product group includes both coal and uranium businesses. The Diamonds & Minerals product group includes businesses with products such as borates, salt and titanium dioxide feedstock together with diamond operations and the Simandou iron ore project, which is the responsibility of the Diamonds & Minerals product group chief executive. The Copper group includes certain gold operations in addition to copper.

The financial information by business unit provided on page 219 of these financial statements provide additional voluntary disclosure which the Group considers is useful to the users of the financial statements.

(a) Sales revenue

Gross sales revenue includes the sales revenue of equity accounted units (after adjusting for sales to subsidiaries) of US$5,068 million (2011: US$5,240 million, 2010: US$4,048 million) in addition to consolidated sales revenue. Consolidated sales revenue includes subsidiary sales of US$438 million (2011: US$479 million, 2010: US$210 million) to equity accounted units which are not included in gross sales revenue.

Intersegment transactions relate to sales between the Aluminium Product Group and Constellium (formerly Alcan Engineered Products) and Other Aluminum operations whose results are reported within Other operations.

(b) Restatements

Dampier Salt and the Simandou iron ore project were transferred from the Iron Ore product group to the Diamonds & Minerals product group following changes to the Group’s management structure, and accordingly information for 2011 and 2010 has been reclassified.

Comparatives for gross revenue for 2011 and 2010 have been restated (2011: US$324 million, 2010: US$206 million) to exclude amounts relating to product sold by the Group to an equity accounted unit and subsequently sold to third parties. The amount was correctly included within consolidated sales revenue which remain unchanged.

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

riotinto.com    161

Notes to the 2012 financial statements continued

2     Operating segments continued

(d) Underlying earnings

Underlying earnings is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations and to enhance comparability of reporting periods.

The measure of Underlying earnings is used by the chief executive of Rio Tinto to assess the performance of the product groups. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. The following items are excluded from Net earnings in arriving at Underlying earnings each period irrespective of materiality:

•	Profits less losses on acquisitions/disposal of interests in businesses.

•	Impairment charges/reversal.

•	Profit/(loss) after tax from discontinued operations.

•	Exchange and derivative gains and losses. This exclusion includes Exchange gains/(losses) on US dollar net debt and intragroup balances, gains and losses on currency interest rate derivatives not qualifying for hedge accounting and gains/(losses) on commodity derivatives not qualifying for hedge accounting.

In addition, there is a final judgemental category which includes, where applicable, other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

Product group earnings include earnings of subsidiaries and equity accounted units stated before finance items but after the amortisation of discount.

Rio Tinto’s share of the Underlying earnings of equity accounted units amount to US$1,008 million in 2012 (2011: US$834 million; 2010: US$1,202 million). This amount is attributable as follows: US$778 million profit to the Copper group and US$230 million profit to other product groups (2011: US$660 million profit attributable to the Copper product group and US$174 million profit to other product groups; 2010: US$1,016 million profit attributable to the Copper product group and US$186 million profit to other product groups). These amounts are included in Underlying earnings of the relevant product groups and include the Underlying earnings of the Group’s tolling entities which process bauxite and alumina. Tolling entities recharge the majority of their costs and generally have minimal earnings.

The Energy product group’s Underlying earnings in 2012 included US$258 million profit after tax in relation to the divestments of equity interest in Extract Resources and Kalahari Minerals. 2010 included US$229 million profit after tax in relation to the divestment of Maules Creek and Vickery coal projects. The Diamonds & Minerals product group’s Underlying earnings in 2009 included US$797 million profit after tax in relation to the divestment of undeveloped potash assets in Argentina and Canada.

(e) Reconciliation of net earnings to Underlying earnings

Exclusions from Underlying earnings	Pre-tax(j) 2012 US$m	Taxation 2012 US$m	Non- controlling interests 2012 US$m	Discontinued operations(j) 2012 US$m	Net amount 2012 US$m	Net amount 2011 US$m	Net amount 2010 US$m
Impairment charges net of reversals (note 6)	(16,410)	2,028	22	–	(14,360)	(9,290)	(739)
Gains and losses on consolidation and disposal of interests in businesses(f)	845	(18)	–	–	827	167	619
Exchange and derivative gains/(losses):
– Exchange gains/(losses) on US dollar net debt and intragroup balances	494	(78)	13	–	429	(147)	434
– Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting	103	(8)	(37)	–	58	(19)	56
– Gains on commodity derivatives not qualifying for hedge accounting	80	(14)	–	–	66	109	(61)
Deferred tax asset write off(g)	–	(134)	–	–	(134)	(342)	–
MRRT(h)	–	1,205	(75)	–	1,130	–	–
Other exclusions(i)	(595)	118	175	(7)	(309)	(201)	(58)
Total excluded from Underlying earnings	(15,483)	3,099	98	(7)	(12,293)	(9,723)	251
Net (loss)/earnings	(2,568)	(429)	14	(7)	(2,990)	5,826	14,238
Underlying earnings	12,915	(3,528)	(84)	–	9,303	15,549	13,987

(f)	Net gains arising on the consolidation and disposal of interests in businesses for the year ended 31 December 2012 relate principally to consolidation of Richards Bay Minerals (RBM) and Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Limited). Refer to note 38.

Gains arising on the disposal of interests in businesses for the year ended 31 December 2011 relate principally to the divestment of the Group’s talc business. Refer to note 38.

Gains arising on the disposal of interests in businesses for the year ended 31 December 2010 relate principally to the sale of the Group’s 48 per cent interest in Cloud Peak Energy Inc.

(g)	Deferred tax assets were written off as a result of restrictions on the utilisation of French losses introduced in 2011 and to eliminate the increase in deferred tax assets following the impairment of French aluminium assets in 2012.

(h)	A deferred tax asset was recognised following the introduction of the Minerals Resource Rent Tax (MRRT) on 1 July 2012.

(i)	In the period following consolidation of RBM, adjustments were made in respect of inventory on hand at the acquisition date which had been recognised at fair value on consolidation. These adjustments, which include amounts relating to inventory sold since 3 September 2012, totalled US$186 million (net of tax) and have been excluded from Underlying earnings.

Other charges excluded from Underlying earnings in 2012 comprise costs relating to acquisitions, potential divestments and similar corporate projects.

(j)	Exclusions from Underlying earnings relating to both equity accounted units (EAUs) and discontinued operations are stated after tax. Exclusions from Underlying earnings relating to EAUs are included in the column ‘Pre-tax’.

Net (loss)/earnings relating to EAUs are included in the column ‘Pre-tax’ and the results of discontinued operations are shown in the column ‘Discontinued operations’.

162    Rio Tinto 2012 Annual report

3	Operating segments – additional information

Sales revenue by destination(a)	2012%	2011%	2010%	2012 US$m	Restated(b) 2011 US$m	Restated 2010 US$m
China	32.3	30.9	28.1	17,948	20,149	16,568
Japan	15.8	16.3	15.8	8,787	10,671	9,301
Other Asia	15.2	15.8	14.4	8,464	10,322	8,523
United States of America	12.7	13.8	15.2	7,085	9,019	8,975
Europe (excluding United Kingdom)	11.5	11.6	14.1	6,380	7,549	8,340
Canada	3.3	2.9	3.3	1,823	1,926	1,925
Australia	2.6	2.5	2.0	1,420	1,643	1,160
United Kingdom	1.2	1.4	2.3	678	922	1,334
Other	5.4	4.8	4.8	3,012	3,097	2,882
Gross sales revenue	100	100	100	55,597	65,298	59,008
Less share of equity accounted units sales revenue				(4,630)	(4,761)	(3,837)
Consolidated sales revenue				50,967	60,537	55,171

(a)	Gross sales revenue by geographical destination are based on the ultimate country of destination of the product, if known. If the eventual destination of the product sold through traders is not known then revenue is allocated to the location of the product at the time when the risks and rewards of ownership are passed. Rio Tinto is domiciled in both the United Kingdom and Australia.

(b)	Comparatives for gross revenue have been restated (2011: US$324 million, 2010: US$206 million) to exclude amounts relating to product sold by the Group to an equity accounted unit and subsequently sold to third parties. The amount was correctly included within consolidated sales revenue which remain unchanged.

Sales revenue by product(c) Gross sales revenues of the Group are derived from the following products sold to external customers:	2012 US$m	Restated 2011 US$m	Restated 2010 US$m
Iron Ore	24,756	29,867	23,834
Aluminium	12,535	14,327	12,721
Coal	5,060	6,026	5,154
Copper	4,749	5,144	5,716
Industrial Minerals	3,460	3,131	2,955
Gold	614	1,012	1,086
Diamonds	754	726	682
Other	3,669	5,065	6,860
Gross sales revenue	55,597	65,298	59,008
Share of equity accounted units sales and intra-subsidiary/equity accounted units sales	(4,630)	(4,761)	(3,837)
Consolidated sales revenue	50,967	60,537	55,171

(c)	Gross sales revenues of the Group are derived from the above products sold to external customers.

riotinto.com    163

Notes to the 2012 financial statements continued

3      Operating segments – additional information continued

Non-current assets other than excluded items

The total of non-current assets other than items excluded is shown by location below. This is allocated based on the location of the business units holding the assets.

Non-current assets other than excluded items(d)	2012 US$m	2011 US$m
Australia	39,789	40,081
Canada	18,216	22,458
Mongolia	14,759	11,195
Africa	4,872	5,685
United States	5,443	5,012
South America	2,875	2,325
United Kingdom	1,016	894
France	590	1,095
Europe (excluding France)	505	1,000
Indonesia	884	770
Other countries	1,719	496
	90,668	91,011

Non-current assets excluded from analysis above:
Deferred tax assets	3,358	1,875
Tax recoverable	86	74
Derivatives and other financial assets	1,048	1,454
Loans to equity accounted units(e)	603	1,695
Accounts receivable	1,617	1,450
Total non-current assets per statement of financial position	97,380	97,559

(d)	Non-current assets by location exclude financial instruments, deferred tax assets, post-employment benefit assets and accounts receivable. Allocation is based on the location of the business units holding the assets, and includes investments in equity accounted units totalling US$4,726 million (2011: US$8,606 million) which represents the Group’s share of net assets excluding quasi equity loans shown separately within ‘Loans to equity accounted units’ above.

(e)	Loans to equity accounted units comprise quasi equity loans of US$586 million (2011: US$1,227 million) included in ‘Investments in equity accounted units’ on the face of the statement of financial position and non-quasi equity loans of US$17 million (2011: US$468 million) shown within “other financial assets”.

4      Net operating costs

	Note	2012 US$m	2011 US$m	2010 US$m
Raw materials and consumables		9,597	10,975	12,004
Amortisation of intangible assets	13	300	314	369
Depreciation of property, plant and equipment	14	4,141	3,503	3,068
Employment costs	5	8,464	6,908	6,406
Repairs and maintenance		2,919	2,533	1,946
Shipping costs		1,896	1,885	1,890
Other freight costs		1,179	959	838
Decrease/(increase) in finished goods and work in progress		212	(31)	(377)
Royalties		2,374	2,790	2,104
Amounts charged by jointly controlled entities(a)		3,445	3,730	2,934
Net foreign exchange (losses)/gains		3	(84)	(4)
Other external costs		3,112	2,901	3,304
Provisions (including exchange differences on provisions)	27	807	961	907
Research and development		129	148	187
Costs included above qualifying for capitalisation		(534)	(836)	(140)
Other operating income		(508)	(396)	(174)
Net operating costs (excluding items shown separately)		37,536	36,260	35,262

(a)	Amounts charged by jointly controlled entities mainly relate to toll processing but also include purchases from jointly controlled entities of bauxite and aluminium which are then processed by the product group or sold to third parties. Generally, purchases are in proportion to the Group’s share of the jointly controlled entity but in 2012, US$690 million (2011: US$849 million; 2010: US$564 million) related to purchases of the other venturer’s share of production.

Information on auditors’ remuneration is included in note 40.

164    Rio Tinto 2012 Annual report

5    Employment costs

			Note	2012 US$m	2011 US$m	2010 US$m
Employment costs
– Wages and salaries				8,149	6,696	6,328
– Social security costs				156	128	98
– Net post retirement cost			46	746	604	573
– Share option charge			45	239	156	124
				9,290	7,584	7,123
Less: charged within provisions				(826)	(676)	(717)
Total employment costs			4	8,464	6,908	6,406

6 Impairment charges
	Pre-tax 2012 US$m	Taxation 2012 US$m	Non- controlling interests 2012 US$m	Net amount 2012 US$m	Net amount 2011 US$m	Net amount 2010 US$m
Aluminium(a)	(12,397)	1,397	–	(11,000)	(8,855)	–
Rio Tinto Coal Mozambique(b)	(3,269)	409	–	(2,860)	–	–
Diamonds(c)	(659)	199	–	(460)	(344)	(115)
Alcan Engineered Products(d)	–	–	–	–	–	(589)
Other	(85)	23	22	(40)	(91)	(35)
Total	(16,410)	2,028	22	(14,360)	(9,290)	(739)

Comprising:
Impairment of consolidated balances(e)	(13,953)	2,028	22	(11,903)	(8,698)	(739)
Impairment of investments in equity accounted units(e)	(3,241)	784	–	(2,457)	(592)	–
Total impairment in the Financial Information by Business Unit (page 220)(e)	(17,194)	2,812	22	(14,360)	(9,290)	(739)
Tax on impairment of investments in equity accounted units	784	(784)	–	–	–	–
Total impairment in the income statement	(16,410)	2,028	22	(14,360)	(9,290)	(739)

(a)	The annual impairment review of the Group’s Aluminium businesses resulted in an impairment of US$6,056 million to goodwill (2011: US$7,405 million, 2010: no impairment charge). The review also resulted in a US$4,430 million pre-tax impairment of property, plant and equipment (2011: US$1,186 million, 2010: no impairment charge) related to Rio Tinto Alcan and Other Aluminium operations, a US$1,310 million post-tax impairment of investments in equity accounted units (2011: US$579 million, 2010: no impairment charge) relating to Rio Tinto Alcan and Other Aluminium operations, a US$407 million pre-tax impairment to intangible assets (2011 and 2010: no impairment charge), and a pre-tax adjustment of US$194 million to other assets and liabilities. Details of the 2012 impairment review relating to the Group’s aluminium businesses are set out in note 12.

(b)	The annual impairment review of Rio Tinto Coal Mozambique resulted in an impairment of US$541 million to goodwill. The review also resulted in a US$1,581 million pre-tax impairment to exploration and evaluation assets held within intangible assets and a US$1,147 million post-tax impairment of investments in equity accounted units. Details of the 2012 impairment review relating to Rio Tinto Coal Mozambique are set out in note 12.

(c)	Of the net impairment to the Group’s diamond business during 2012, 2011 and 2010, US$659 million pre-tax (2011: US$643 million pre-tax; 2010: US$381 million pre-tax) relates to Argyle and was triggered by the announcement during the year of the Diamonds strategic review, as well as a change to the forecast ramp-up date for the underground project. In 2012, the estimate of value in use was based on the policy in note 1(i). In 2011 and 2010, recovery in prices resulted in a reversal of impairment relating to Diavik of US$176 million pre-tax and US$247 million pre-tax in 2011 and 2010 respectively.

(d)	Impairment to the Alcan Engineered Product businesses arose following finalisation of the proceeds and terms of the proposed sales transaction, which affected the assessment of fair value less costs to sell. The estimated proceeds were assessed in line with the policy in note 1(i).

(e)	In 2011, charges of US$9,290 million (2010: US$739 million) are reduced by net credits for tax of US$476 million (2010: US$243 million) and US$349 million (2010: nil) relating to impairment of consolidated balances and investments in equity accounted units respectively.

riotinto.com    165

Notes to the 2012 financial statements continued

7	Share of profit after tax of equity accounted units

	2012 US$m	2011 US$m	2010 US$m
Sales revenue: Rio Tinto share(a)	5,499	6,099	4,722
Operating costs	(3,781)	(4,872)	(2,818)
Profit before finance items and taxation	1,718	1,227	1,904
Finance items	(103)	(54)	(87)
Share of profit after tax of equity accounted units	47	38	21
Profit before taxation	1,662	1,211	1,838
Taxation	(628)	(507)	(737)
Profit for the year (Rio Tinto share)	1,034	704	1,101

(a)	Sales revenue of equity accounted units excludes charges by equity accounted units to Group subsidiaries.

8	Finance income and finance costs

	Note	2012 US$m	2011 US$m	2010 US$m
Finance income from equity accounted units		14	35	33
Other finance income (including bank deposits and other financial assets)		102	80	130
Total finance income		116	115	163

Interest payable and similar charges(a)		(1,043)	(990)	(853)
Charges related to refinancing		–	–	(107)
Amounts capitalised	14	767	493	182
Total finance costs		(276)	(497)	(778)

(a)	Interest payable and similar charges relate to interest on bank loans and other borrowings. This includes a fair value loss on interest rate swaps designated as hedges of US$25 million (2011: US$311 million gain; 2010: US$186 million loss) and a fair value loss on bonds and notes attributable to interest rate risk of US$13 million (2011: US$308 million loss; 2010: US$196 million loss).

166    Rio Tinto 2012 Annual report

9	Taxation

	Note	2012 US$m	2011 US$m	2010 US$m
Taxation charge
– Current		3,876	6,131	5,026
– Deferred	19	(3,447)	308	270
		429	6,439	5,296

Prima facie tax reconciliation	2012 US$m	2011 US$m	2010 US$m
(Loss)/profit before taxation	(2,568)	13,214	20,491
Deduct: share of profit after tax of equity accounted units	(1,034)	(704)	(1,101)
Add: impairment after tax of investments in equity accounted units(a)	2,457	592	–
Parent companies’ and subsidiaries’ (loss)/profit before tax	(1,145)	13,102	19,390

Prima facie tax payable at UK rate of 24% (2011: 26%; 2010: 28%)	(275)	3,407	5,429
Higher rate of taxation on Australian earnings at 30%	845	759	295
Items excluded in arriving at Underlying earnings:
– Impairment charges	1,321	1,909	(23)
– Gains on disposal of businesses and on newly consolidated operations	(185)	(30)	(77)
– Foreign exchange on excluded finance items	(50)	15	(32)
– Impact of tax law changes on recognition of deferred tax assets(b)	(1,205)	342	–
– Other exclusions	157	(91)	13
Impact of changes in tax rates and laws	(5)	20	(96)
Other tax rates applicable outside the UK and Australia	(71)	112	110
Resource depletion and other depreciation allowances	(121)	(182)	(163)
Research, development and other investment allowances	(57)	(78)	(74)
Recognition of previously unrecognised deferred tax assets	(84)	–	(13)
Unrecognised current year operating losses	202	272	95
Foreign exchange differences	–	(3)	(63)
Withholding taxes	6	27	35
Other items	(49)	(40)	(140)
Total taxation charge(c)	429	6,439	5,296

(a)	Impairment of investments in equity accounted units is net of tax credits of US$784 million (2011: US$349 million).

(b)	Minerals Resource Rent Tax (MRRT) is an additional tax on profits from the mining of iron ore and coal in Australia, which came into effect on 1 July 2012. In computing MRRT liabilities, a deduction is given in respect of the market value of the mining assets as at 1 May 2010. A deferred tax asset has been recognised in 2012 on the temporary difference between the amount that is deductible for tax purposes and the carrying value of the assets in the accounts, to the extent that its recovery is probable. This temporary difference will reverse over the life of the mines.

(c)	This tax reconciliation relates to the Group’s parent companies, subsidiaries and proportionally consolidated units.

The tax credit/(charge) relating to components of other comprehensive income is as follows:

	2012 Total US$m	2011 Total US$m	2010 Total US$m
Tax on exchange adjustments	(1)	13	27
Cash flow hedge fair value losses/(gains):
– Cash flow hedge fair value losses/(gains)	26	(24)	24
– Cash flow hedge losses transferred to the income statement	(50)	(52)	(34)
Losses/(gains) on revaluation of available for sale securities	6	21	(25)
Gains on revaluation of available for sale securities transferred to the income statement	1	1	1
Currency translation reclassified	–	(3)	–
Actuarial losses on post retirement benefit plans	110	567	216
Deferred tax on share options	(8)	(55)	47
	84	468	256
Share of tax on other comprehensive expense of equity accounted units	–	(3)	(3)
Tax relating to components of other comprehensive income/(expense) for the year(a)	84	465	253

(a)	This comprises deferred tax credits of US$81 million (2011: US$511 million; 2010: US$226 million) and current tax credits of US$3 million (2011: charge of US$43 million 2010 credit of: US$30 million), plus share of tax on other comprehensive income of equity accounted units shown separately. See note 19.

riotinto.com    167

Notes to the 2012 financial statements continued

10	(Loss)/earnings per ordinary share

	2012 Earnings US$m	2012 Weighted average number of shares (millions)	2012 Per share amount (cents)	2011 Earnings US$m	2011 Weighted average number of shares (millions)	2011 Per share amount (cents)
Basic (loss)/earnings per share attributable to ordinary shareholders of Rio Tinto – continuing operations	(2,983)	1,849.1	(161.3)	5,836	1,923.1	303.5
Basic loss per share attributable to ordinary shareholders of Rio Tinto – discontinued operations	(7)	1,849.1	(0.4)	(10)	1,923.1	(0.5)
Total basic (loss)/earnings per share – profit for the year(a)	(2,990)	1,849.1	(161.7)	5,826	1,923.1	303.0
Diluted (loss)/earnings per share attributable to ordinary shareholders of Rio Tinto – continuing operations	(2,983)	1,849.1	(161.3)	5,836	1,935.5	301.5
Diluted loss per share attributable to ordinary shareholders of Rio Tinto – discontinued operations	(7)	1,849.1	(0.4)	(10)	1,935.5	(0.5)
Total diluted (loss)/earnings per share – profit for the year(b)	(2,990)	1,849.1	(161.7)	5,826	1,935.5	301.0

	2010 Earnings US$m	2010 Weighted average number of shares (millions)	2010 Per share amount (cents)
Basic earnings per share attributable to ordinary shareholders of Rio Tinto – continuing operations	14,335	1,961.0	731.0
Basic loss per share attributable to ordinary shareholders of Rio Tinto – discontinued operations	(97)	1,961.0	(4.9)
Total basic earnings per share – profit for the year(a)	14,238	1,961.0	726.1
Diluted earnings per share attributable to ordinary shareholders of Rio Tinto – continuing operations	14,335	1,972.6	726.7
Diluted loss per share attributable to ordinary shareholders of Rio Tinto – discontinued operations	(97)	1,972.6	(4.9)
Total diluted earnings per share – profit for the year	14,238	1,972.6	721.8

(a)	The weighted average number of shares is calculated as the average number of Rio Tinto plc shares outstanding not held as treasury shares of 1,413.4 million (2011: 1,487.3 million; 2010: 1,525.2 million) plus the average number of Rio Tinto Limited shares outstanding of 435.8 million (2011: 435.8 million; 2010: 435.8 million). No Rio Tinto Limited shares were held by Rio Tinto plc in any of the periods presented.

(b)	In accordance with IAS 33 ‘Earnings per share’, the effects of anti-dilutive potential have not been included when calculating diluted loss per share for the year ended 31 December 2012. For the purposes of calculating diluted earnings per share, the effect of dilutive securities of 12.4 million shares in 2011 (2010: 11.6 million shares) is added to the weighted average number of shares described in (a) above. This effect is calculated under the treasury stock method. The Group’s only potential dilutive ordinary shares are share options for which terms and conditions are described in note 45.

168    Rio Tinto 2012 Annual report

11     Dividends

	2012 US$m	2011 US$m	2010 US$m
Rio Tinto plc previous year final dividend paid	1,295	955	686
Rio Tinto plc Interim dividend paid	1,054	778	664
Rio Tinto Limited previous year final dividend paid	380	279	206
Rio Tinto Limited Interim dividend paid	309	224	198
Dividends paid during the year	3,038	2,236	1,754

Dividends per share: paid during the year	163.5c	117.0c	90.0c
Dividends per share: proposed in the announcement of the results for the year	94.5c	91.0c	63.0c

	Dividends per share 2012	Dividends per share 2011	Dividends per share 2010
Rio Tinto plc previous year final (pence)	57.33p	39.14p	28.84p
Rio Tinto plc Interim (pence)	46.43p	33.14p	28.21p
Rio Tinto Limited previous year final – fully franked at 30% (Australian cents)	84.20c	61.94c	51.56c
Rio Tinto Limited Interim – fully franked at 30% (Australian cents)	68.51c	49.81c	49.27c

	Number of shares 2012 (millions)	Number of shares 2011 (millions)	Number of shares 2010 (millions)
Rio Tinto plc previous year Final	1,416.7	1,522.6	1,524.8
Rio Tinto plc Interim	1,410.9	1,479.5	1,526.0
Rio Tinto Limited previous year Final	435.8	435.8	435.8
Rio Tinto Limited Interim	435.8	435.8	435.8

The dividends paid in 2012 are based on the following US cents per share amounts: 2011 final – 91.0 cents, 2012 interim – 72.5 cents (2011 dividends paid: 2010 final – 63.0 cents, 2011 interim – 54.0 cents; 2010 dividends paid: 2009 final – 45.0 cents, 2010 interim – 45.0 cents).

The number of shares on which Rio Tinto plc dividends are based excludes those held as treasury shares. 2012, 2011 and 2010, no Rio Tinto Limited shares were held by Rio Tinto plc.

In addition, the directors of Rio Tinto announced a final dividend of 94.5 cents per share on 14 February 2013. This is expected to result in payments of US$1,745 million (Rio Tinto plc: US$1,333 million, Rio Tinto Limited: US$412 million). The dividends will be paid on 11 April 2013 to Rio Tinto plc shareholders on the register at the close of business on 8 March 2013 and to Rio Tinto Limited shareholders on the register at the close of business on 13 March 2013.

The proposed Rio Tinto Limited dividends will be franked out of existing franking credits or out of franking credits arising from the payment of income tax during 2013.

The approximate amount of the Rio Tinto Limited consolidated tax group’s retained profits and reserves that could be distributed as dividends and franked out of credits, that arose from net payments of income tax in respect of periods up to 31 December 2012 (after deducting franking credits expected to be utilised on the 2012 final dividend declared), is US$18,041 million.

riotinto.com    169

Notes to the 2012 financial statements continued

12	Goodwill

	2012 US$m	2011 US$m
Net book value
At 1 January	8,187	15,316
Adjustment on currency translation	207	(404)
Newly consolidated operations	977	680
Impairment charges	(6,597)	(7,405)
At 31 December	2,774	8,187
– cost	23,033	22,125
– accumulated impairment	(20,259)	(13,938)

At 1 January
– cost	22,125	21,906
– accumulated impairment	(13,938)	(6,590)

At 31 December 2012, goodwill has been allocated as follows:

	2012 US$m	2011 US$m
Net book value
Copper – Oyu Tolgoi (note 38)	1,149	983
Richards Bay Minerals	806	–
Aluminium	–	5,864
Rio Tinto Coal Mozambique (note 38)	–	530
Other	819	810
	2,774	8,187

Impairment tests for goodwill

Post-tax discount rates

In arriving at fair value less costs to sell for each operation, a base post-tax discount rate of 6.9 per cent (2011: 6.6 per cent) has been applied to the post-tax cash flows expressed in real terms. The base discount rate used has been increased by a premium of between one and four per cent for operations in countries with a higher risk profile and has been decreased by up to 0.5 per cent for assets relating to commodities with a lower risk profile.

Aluminium

The annual impairment review of the Group’s Aluminium businesses resulted in an impairment to the remaining goodwill relating to the former Alcan businesses of US$6,056 million (2011: US$7,405 million; 2010: no impairment charge). The recoverable amount has been assessed by reference to fair value less costs to sell, using discounted cash flows, in line with the policy set out in note 1(i).

Fair value less costs to sell (FVLCS) was determined by estimating discounted cash flows until the end of the life of each site based on long-term production plans, including closure restoration and environmental clean-up costs. Aluminium benefits from a global marketplace with substantial barriers to entry and there are a limited number of competitors who are able to access effectively the key resources necessary to make aluminium. In addition, continued global industrialisation is expected to support demand for aluminium in the long term. The industry has however been running with surpluses in production over the past several years. Limited constraints on the ability of Chinese production to meet domestic demand and London Metal Exchange (LME) inventories at all time high levels have both had a negative impact on the price outlook. The further deterioration in aluminium market conditions in the second half of 2012, together with strong currencies in certain regions and high raw material costs, has had a negative impact on the current market values of the aluminium industry. A current market participant’s view of fair value might not include the full value of the Group’s planned improvements in cash margins from existing operations and from the successful implementation of growth projects; however the Group’s view is that a market participant would ascribe some value to these aspects of the business.

The key assumptions to which the calculation of FVLCS for the Aluminium businesses is most sensitive are the aluminium price; the Canadian dollar and Australian dollar exchange rates against the US dollar; operating costs; and discount rates. Aluminium prices and operating costs have been estimated in line with the policy in note 1(i).

Key assumptions

Aluminium prices

Short term prices are consistent with market observable prices, thereafter they are transitioned to a long-term price based on detailed analysis of market fundamentals.

Both prices and margins are kept constant in real terms from 2022 onwards. Alumina and bauxite prices are not considered a key assumption as they are typically priced as a percentage of aluminium prices. For the purposes of sensitivities any reasonable possible changes consider movements in both aluminium and alumina as a result of this relationship.

The long-term aluminium price for impairment testing purposes decreased by three per cent in real terms compared to prior year, marginally above the mid-point of the range published by market commentators of US$1,984 and US$2,932 per tonne, with an average of US$2,419 per tonne.

170    Rio Tinto 2012 Annual report

Foreign exchange rates

In the determination of FVLCS, the Group uses the 30-day moving average spot exchange rates, kept constant in real terms, as a proxy for long-term future exchanges rates. For those currencies that show a strong correlation with world commodity prices, specifically the Australian and Canadian dollar, the spot exchange rate is adjusted to ensure consistency with the Group’s view of long-term commodity prices. In 2013 and 2014, the 30 day moving average spot exchange rate is used and a linear annual increase or decrease is assumed over the period from 2014 to 2017. These long run exchange rate assumptions are applied from 2017. To determine the long run exchange rates used for the impairment assessment, an adjustment is made to account for the difference between internal commodity price forecasts and the market’s expectation of commodity prices.

Operating costs

Operating costs are based on long-term production plans and known cost improvement strategies, both of which market participants are aware of. Underlying input cost assumptions are consistent with related output price assumptions. As noted above, margins are assumed to remain constant from 2022 onwards.

Goodwill sensitivity analysis

Since all of the goodwill within subsidiary companies relating to aluminium businesses has been impaired, an adverse change to any of the key assumptions would lead to a reassessment of impairment indicators which could lead to a further impairment to intangible assets, property, plant and equipment and investments in equity accounted units. It is estimated that adverse changes in key assumptions would lead to the following decreases in FVLCS which may lead to a further impairment within the Aluminium cash-generating units:

US$ billion
0.5% increase in discount rate applied to post-tax cash flows	1.8
5% decrease in aluminium and alumina prices	4.0
5% strengthening of local currencies	2.0
5% increase in operating costs	3.1

Each of the sensitivities above has been determined by assuming that the relevant key assumption moves in isolation, except where modifying the aluminium price directly affects the price assumption for certain input costs and further assumes that there is no mitigating action by management.

Oyu Tolgoi

Goodwill of US$983 million arose following consolidation on 15 December 2010 of Oyu Tolgoi LLC, of which US$881 million was calculated in accordance with the requirement in IFRS to recognise a deferred tax asset or liability on the difference between the fair value of newly consolidated assets and liabilities and their tax base. Subsequent to this date, a further US$166 million of goodwill was allocated to the Oyu Tolgoi cash-generating unit on consolidation of the remaining Turquoise Hill Resources Ltd. assets on 24 January 2012. Accordingly, US$1,149 million goodwill was tested for impairment within the Oyu Tolgoi cash-generating unit.

Oyu Tolgoi’s annual impairment review did not result in an impairment charge for 2012 (2011 and 2010: no impairment charge). The recoverable amount has been assessed by reference to FVLCS, in line with the policy set out in note 1(i). FVLCS was determined by estimating cash flows until the end of the life of mine plan.

The key assumptions to which the calculation of FVLCS for Oyu Tolgoi is most sensitive are the long-term copper prices; discount rates; operating costs; and the timing of the underground project. Other assumptions include the long-term gold price, Mongolian Tugrik and Chinese Yuan exchange rates against the US dollar. Future selling prices and operating costs have been estimated in line with the policy set out in note 1(i). Based on the assessment of FVLCS, the recoverable amount exceeds the carrying value of all assets by approximately 10.0 per cent.

A five per cent decrease in the long-term copper price, in isolation, would lead to a decrease in the FVLCS and lead to it being equal to its carrying amount. A 0.5 per cent increase in the discount rate, in isolation, would lead to a decrease in the FVLCS and also lead to it being equal to its carrying amount. A five per cent increase in operating costs, in isolation, would lead to a US$437 million decrease in the FVLCS which reduces the headroom to 3.7 per cent.

If the timing of the underground project is delayed, this could have an adverse impact upon the recoverable amount due to the delay in commencing full production. A twelve month delay would eliminate the excess above carrying value and result in an estimated US$150 million impairment to goodwill.

Richards Bay Minerals

The Group consolidated Richards Bay Minerals on 3 September 2012. The majority of goodwill of US$811 million arose in accordance with the requirement in IFRS to recognise a deferred tax asset or liability on the difference between the provisional fair value of newly consolidated assets and liabilities and their tax base. The recognition of Richards Bay Minerals’ identifiable assets and liabilities in the statement of financial position was based on fair values at the acquisition date determined with the assistance of an independent third party valuer. These fair values are provisional and will be finalised within one year of the acquisition.

Richards Bay Minerals’ annual impairment review resulted in no impairment charge for 2012 (2011 and 2010: no impairment charge). The recoverable amount has been assessed by reference to FVLCS, in line with the policy set out in note 1(i). FVLCS was determined by estimating cash flows until the end of the life of mine plan.

The key assumptions to which the calculation of FVLCS for Richards Bay Minerals is most sensitive are the long-term titanium slag prices and discount rates. Other assumptions include the long-term pig iron and zircon prices, the South African Rand exchange rate against the US dollar and operating costs. Future selling prices and operating costs have been estimated in line with the policy set out in note 1(i).

A five per cent decrease in the long-term titanium slag price, in isolation, would lead to a US$208 million decrease in the FVLCS which would still result in an excess of the recoverable amount over the carrying value of assets. A 0.5 per cent increase in the discount rate, in isolation, would lead to a US$167 million decrease in the FVLCS which would also result in an excess of the recoverable amount over the carrying value of assets.

Refer to note 38 for further information relating to the consolidation of Richards Bay Minerals.

riotinto.com    171

Notes to the 2012 financial statements continued

12     Goodwill continued

Rio Tinto Coal Mozambique (formerly Riversdale Mining Limited)

The Group acquired a controlling interest in Riversdale Mining Limited on 8 April 2011. Goodwill of US$530 million arose in accordance with the requirement in IFRS to recognise a deferred tax asset or liability on the difference between the fair value of newly consolidated assets and liabilities and their tax base. The acquisition was based on a multi-mine development which assumed a low cost barging solution as a primary means to transport coal to export markets. The acquisition was predicated on the development of three mines, namely Benga, Zambeze and Tete East that would support an eventual annual production level of 29 million tonnes per annum.

The annual impairment review for Rio Tinto Coal Mozambique (RTCM) resulted in a full impairment of the goodwill of $541 million in 2012 (2011: no impairment charge). The recoverable amount has been assessed by reference to FVLCS, in line with the policy set out in note 1(i).

FVLCS was determined by estimating discounted cash flows until the end of the assets’ life based on long term production plans, including closure restoration and environmental clean-up costs. In Mozambique, the development of infrastructure to support the coal asset is more challenging than initially anticipated. The Group originally sought to transport coal by barge along the Zambeze River, however this option did not receive government approval. These infrastructure constraints combined with a downward revision to estimates of recoverable coking coal volumes on the RTCM tenements have caused a reduction to the overall scale and ramp up schedule of RTCM and consequently a downward revision of its FVLCS.

The key assumptions to which the calculation of FVLCS for RTCM is most sensitive are the thermal coal and hard coking coal price; operating costs; discount rates; and infrastructure assumptions. Coal prices and operating costs have been estimated in line with the policy set out in note 1(i).

Key assumptions

Coal prices

Short term prices are consistent with market observable prices, thereafter they are transitioned to a long-term price based on detailed analysis of market fundamentals.

For the purpose of sensitivity analyses any reasonable possible change considers movements in both long-term thermal coal and hard coking coal prices.

The long-term thermal coal price for impairment testing purposes was within the range published by market commentators of US$70 and US$112 per tonne, with an average of US$92 per tonne, albeit at the upper end of this range. While the long-term price assumption was near the top end of the range, the market commentator prices exclude the impact of carbon pricing, whereas the long-term prices used include an element of carbon pricing (see note 1(i)). The price used for impairment testing purposes is based on an assessment of future climate policy evolution and the range of carbon prices that could result from this process.

The long-term hard coking coal price for impairment testing purposes was marginally above the range published by market commentators of US$132 and US$203 per tonne. The market commentators’ price does not typically look beyond a five year period; whilst the Group believe that a willing market participant would consider long-term prices, with the long-term price increase resulting from the high level of uncertainty surrounding the hard coking coal supply availability, with the operating and incentive curve volumes insufficient to satisfy demand regardless of the price. If the long term (plus five years) price of US$203 per tonne published by market commentators was used to derive the FVLCS, then the recoverable amount would be lower by an amount estimated to be up to US$100 million.

Operating costs

Operating costs are based on long term production plans which a market participant would be aware of. Underlying input cost assumptions are consistent with related output price assumptions.

Infrastructure assumptions

The FVLCS is based upon RTCM reaching a total output of some 11.5 million tonnes per annum using the existing Sena-Beira railway network and that the current railway network is expanded to an overall capacity of 20 million tonnes per annum by the network owner. The FVLCS also assumes a constant user charge for the railway network which is based upon the best, currently available information. If the timing of the expansion to the network is delayed or does not occur, the annual production would be restricted to just the Benga asset which would lead to a decrease in the recoverable amount estimated to be up to US$300 million.

Goodwill sensitivity analysis

Since all of the goodwill related to RTCM has been impaired, an adverse change to any of the key assumptions would lead to a reassessment of impairment indicators which could lead to a further impairment to property, plant and equipment and investments in equity accounted units. It is estimated that adverse changes in key assumptions would lead to the following decreases in FVLCS which may lead to a further impairment within the RTCM cash generating unit:

US$ million
0.5% increase in discount rate applied to post-tax cash flows	143
5% decrease in long-term thermal coal and hard coking coal prices	258
5% increase in operating costs	250
Infrastructure restriction (as described above)	311

Each of the sensitivities above was determined assuming the relevant key assumption moved in isolation.

Other

Other goodwill includes US$518 million (2011: US$506 million) relating to Australian Iron Ore which comprises the business units located in the Pilbara region of Western Australia that mine iron ore, namely Robe River and Hamersley Iron. The recoverability of the Other goodwill has been assessed by reference to FVLCS using discounted cash flows, which is in line with the policy set out in note 1(i). The recoverable amounts were determined to be in excess of carrying value, and there are no reasonably possible changes in key assumptions that would cause the remaining goodwill to be impaired by a significant amount.

172    Rio Tinto 2012 Annual report

13	Intangible assets

Year ended 31 December 2012	Exploration and evaluation(a) US$m	Trademarks, patented and non patented technology US$m	Contract based intangible assets(b) US$m	Other intangible assets US$m	Total(d) US$m
Net book value
At 1 January 2012	2,857	228	4,335	535	7,955
Adjustment on currency translation	22	4	107	15	148
Expenditure during the year	923	1	–	84	1,008
Amortisation for the year(c)	–	(20)	(127)	(153)	(300)
Impairment charges, net of reversals	(1,581)	5	(412)	(7)	(1,995)
Disposals, transfers and other movements	(168)	(6)	(18)	4	(188)
At 31 December 2012	2,053	212	3,885	478	6,628
– cost	3,634	322	5,165	1,248	10,369
– accumulated amortisation and impairment	(1,581)	(110)	(1,280)	(770)	(3,741)

Year ended 31 December 2011	Exploration and evaluation(a) US$m	Trademarks, patented and non patented technology US$m	Contract based intangible assets(b) US$m	Other intangible assets US$m	Total(d) US$m
Net book value
At 1 January 2011	307	259	4,537	597	5,700
Adjustment on currency translation	14	(6)	(79)	(4)	(75)
Expenditure during the year	248	–	–	161	409
Amortisation for the year(c)	–	(24)	(123)	(167)	(314)
Impairment charges	–	(1)	–	(11)	(12)
Newly consolidated operations	2,425	–	–	–	2,425
Disposals, transfers and other movements	(137)	–	–	(41)	(178)
At 31 December 2011	2,857	228	4,335	535	7,955
– cost	2,857	361	5,436	1,106	9,760
– accumulated amortisation and impairment	–	(133)	(1,101)	(571)	(1,805)

(a)	Exploration and evaluation assets useful life is not determined until transferred to property, plant & equipment. The impairment charge in 2012 of US$1,581 million (2011:nil) related to exploration and evaluation assets within Rio Tinto Coal Mozambique (RTCM) (see note 6).

(b)	The Group benefits from certain intangible assets acquired with Alcan including power supply contracts, customer contracts and water rights. The water rights are expected to contribute to the efficiency and cost effectiveness of operations for the foreseeable future: accordingly, these rights are considered to have indefinite lives and are not subject to amortisation. These water rights constitute the majority of the ‘Contract based intangible assets’. The water rights have been allocated to cash generating units within Aluminium.

In 2012, the recoverable amount of these cash-generating units was determined based on fair value less costs to sell (FVLCS), using a methodology and assumptions consistent with those described in note 1(i) and note 12. Refer to note 12 for assumptions and sensitivities relating to the estimates of FVLCS for the Group’s Aluminium businesses.

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

(d)	There are no intangible assets either pledged as security or held under restriction of title.

Exploration and evaluation expenditure

The charge for the year and the net amount of intangible assets capitalised during the year are as follows:

	2012 US$m	2011 US$m	2010 US$m
Net expenditure in the year (net of proceeds of US$217 million (2011: US$52 million; 2010: US$568 million) on disposal of undeveloped projects)	(2,608)	(1,604)	(135)
Changes in accruals (including impairment of undeveloped projects of US$nil (2011: US$37 million; 2010: nil) and non-cash proceeds on disposal of undeveloped projects)	209	8	(80)
Amount capitalised during the year	923	248	143
Net charge for the year	(1,476)	(1,348)	(72)
Reconciliation to income statement
Exploration and evaluation costs	(1,970)	(1,437)	(594)
Profit on disposal of interests in undeveloped projects	494	89	522
Net charge for the year	(1,476)	(1,348)	(72)

riotinto.com    173

Notes to the 2012 financial statements continued

14    Property, plant and equipment

Year ended 31 December 2012	Mining properties and leases(a) US$m	Land and buildings(b) US$m	Plant and equipment US$m	Capital works in progress US$m	Total US$m
Net book value
At 1 January 2012	16,475	6,135	27,132	15,225	64,967
Adjustment on currency translation	227	101	561	251	1,140
Adjustments to capitalised closure costs (note 27)	(2,943)	–	–	–	(2,943)
Interest capitalised(c) (note 8)	–	–	1	766	767
Additions	210	172	1,062	15,718	17,162
Depreciation for the year(a)(d)	(860)	(351)	(2,930)	–	(4,141)
Impairment charges, net of reversals(e)	(136)	(340)	(3,330)	(1,366)	(5,172)
Disposals	(2)	(8)	(89)	(11)	(110)
Newly consolidated operations (note 38)	2,525	277	735	241	3,778
Subsidiaries no longer consolidated	(3)	(37)	(44)	(21)	(105)
Transfers and other movements(f)	1,484	1,086	6,938	(9,720)	(212)
At 31 December 2012	16,977	7,035	30,036	21,083	75,131
– cost	23,557	10,805	56,052	23,797	114,211
– accumulated depreciation and impairment	(6,580)	(3,770)	(26,016)	(2,714)	(39,080)

Non-current assets held under finance leases(g)	–	16	29	–	45
Other non-current assets pledged as security(h)	1,877	226	2,023	158	4,284

Year ended 31 December 2011	Mining properties and leases(a) US$m	Land and buildings(b) US$m	Plant and equipment US$m	Capital works in progress US$m	Total US$m
Net book value
At 1 January 2011	14,029	6,299	28,615	7,081	56,024
Adjustment on currency translation	(96)	(88)	(354)	(189)	(727)
Adjustments to capitalised closure costs (note 27)	2,835	–	–	–	2,835
Interest capitalised(c) (note 8)	–	–	–	493	493
Additions	178	114	981	10,652	11,925
Depreciation for the year(a)(d)	(672)	(321)	(2,510)	–	(3,503)
Impairment charges, net of reversals(e)	(142)	(91)	(956)	(568)	(1,757)
Disposals	–	(12)	(66)	(33)	(111)
Newly consolidated operations (note 38)	–	–	19	–	19
Subsidiaries no longer consolidated	(90)	(68)	(118)	(6)	(282)
Transfers and other movements(f)	433	302	1,521	(2,205)	51
At 31 December 2011	16,475	6,135	27,132	15,225	64,967
– cost	22,186	9,327	48,080	16,558	96,151
– accumulated depreciation and impairment	(5,711)	(3,192)	(20,948)	(1,333)	(31,184)

Non-current assets held under finance leases(g)	–	18	24	–	42
Other non-current assets pledged as security(h)	13	29	1,674	977	2,693

(a)	Mining properties include deferred stripping costs of US$1,431 million (2011: US$1,119 million). Amortisation of deferred stripping costs of US$67 million (2011: US$50 million; 2010: US$11 million) is included within ‘Depreciation for the year’. Impairment of deferred stripping costs of US$11 million is charged to the income statement in 2012 (2011: US$11 million; 2010: nil).

(b)	At 31 December 2012, the net book value amount for land and buildings includes freehold US$6,919 million (2011: US$6,004 million); long leasehold US$93 million (2011: US$75 million); and short leasehold US$23 million (2011: US$56 million).

(c)	Interest is capitalised at a rate based on the Group’s cost of borrowing or at the rate on project specific debt, where applicable. The Group’s average borrowing rate used for capitalisation of interest is 4.6 per cent (2011: 4.8 per cent; 2010: 5.0 per cent).

(d)	Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis as follows:

Land and Buildings
Land: Not depreciated
Buildings: 5 to 50 years

Plant and equipment
Other plant and equipment: 3 to 35 years
Power assets: 25 to 100 years
Capital work in progress: Not depreciated

(e)	During 2012, impairment charges primarily relate to the impairment of Alcan and other aluminium businesses and Argyle. During 2011 the impairment charge primarily relates to Alcan. Refer to note 6 for details.

(f)	‘Transfers and other movements’ includes reclassifications between categories.

(g)	The finance leases under which these assets are held are disclosed in note 24.

(h)	Excludes assets held under finance leases. Non-current assets pledged as security represent amounts pledged as collateral against US$588 million (2011: US$202 million) of loans, which are included in note 23.

174    Rio Tinto 2012 Annual report

15	Investments in equity accounted units

Summary statement of financial position (Rio Tinto share)	2012 US$m	Restated(c) 2011 US$m
Rio Tinto’s share of assets
– Non-current assets	8,787	13,374
– Current assets	2,356	3,048
	11,143	16,422
Rio Tinto’s share of liabilities
– Current liabilities	(1,593)	(2,084)
– Non-current liabilities	(4,238)	(4,505)
	(5,831)	(6,589)
Rio Tinto’s share of net assets(a)(b)	5,312	9,833

(a)	Further details of investments in jointly controlled entities and associates are set out in notes 35 and 36.

(b)	The impact of impairment charges on the Group’s investments in equity accounted units is summarised in note 6. At 31 December 2012, the Group had no investment in associates with shares listed on recognised stock exchanges (2011: the quoted value of such associates was US$6,412 million).

(c)	For 2011, loan receivable balances of US$1,176 million due from Rio Tinto Group companies, previously netted within non-current liabilities, have been reclassified to Rio Tinto’s share of non-current assets. Rio Tinto’s share of net assets remain unchanged as a result of the reclassification.

16	Net debt of equity accounted units (excluding amounts due to Rio Tinto)

	Group interest 2012%	Rio Tinto share of net debt/ (funds) 2012 US$m	Group interest 2011%	Rio Tinto share of net debt/ (funds) 2011 US$m
Jointly controlled entities
Sohar Aluminium Company LLC	20.0	367	20.0	393
Minera Escondida Limitada	30.0	47	30.0	142
Richards Bay Minerals(d)	–	–	37.0	46

Associates
Turquoise Hill Resources Ltd(d)	–	–	49.0	(278)
Port Waratah Coal Services	29.2	410	29.2	362
Mineração Rio do Norte S.A.	12.0	29	12.0	25

Other equity accounted units	–	(72)	–	(141)
		781		549

(a)	In accordance with IAS 28 and IAS 31, the Group includes its net investment in equity accounted units in the consolidated statement of financial position. This investment is net of the Group’s share of the net debt of such units, which is set out above. Further details of investments in jointly controlled entities and associates are set out in notes 35 and 36.

(b)	Some of the debt of equity accounted units is subject to financial and general covenants.

(c)	As 31 December 2012, US$15 million of the debt shown above is with recourse to Rio Tinto, with a maximum exposure of US$4m (2011: US$15 million with maximum exposure of US$5m).

(d)	Richards Bay Minerals (RBM) and Turquoise Hill Resources Ltd. (Turquoise Hill, formerly Ivanhoe Mines Limited) were classified as subsidiaries at 31 December 2012. Net surplus of Turquoise Hill in 2011 excluded its share of the net debt of Oyu Tolgoi LLC. Refer to note 38 for further information relating to the consolidation of Turquoise Hill and RBM in 2012.

17	Inventories

	2012 US$m	2011 US$m
Raw materials and purchased components	1,310	1,292
Consumable stores	1,774	1,385
Work in progress	1,958	1,814
Finished goods and goods for resale	1,517	1,197
	6,559	5,688
Comprising:
Expected to be used within one year	6,136	5,307
Expected to be used after more than one year	423	381
	6,559	5,688

Inventory write downs, net of reversals, amounting to US$208 million (2011: US$184 million; 2010: US$115 million) were recognised during the year.

riotinto.com    175

Notes to the 2012 financial statements continued

18	Trade and other receivables

	Non current 2012 US$m	Current 2012 US$m	Non current 2011 US$m	Current 2011 US$m
Trade receivables	–	3,218	11	3,721
Provision for doubtful debts(a)	–	(23)	–	(35)
Trade receivables – net	–	3,195	11	3,686
Amounts due from equity accounted units	317	321	318	422
Other receivables(b)	1,140	1,470	1,025	1,368
Pension surpluses (note 46)	154	–	88	–
Prepayment of tolling charges to jointly controlled entities(c)	755	–	634	–
Other prepayments	237	333	289	582
	2,603	5,319	2,365	6,058

(a)	At 31 December 2012, trade and other receivables of US$23 million (2011: US$35 million) were impaired. The majority of these receivables were more than 90 days overdue.

(b)	Non-current receivables at 31 December 2012 and 31 December 2011 included a US$700 million prepayment for an intangible asset, following signing of the agreement for the Simandou iron ore project. The prepayment is shown as a purchase of intangible assets in the cash flow statement for 2011.

(c)	Rio Tinto Aluminium has made certain prepayments to jointly controlled entities for toll processing of bauxite and alumina. These prepayments will be charged to Group operating costs as processing takes place.

There is no material element of trade and other receivables that is interest bearing.

Due to their comparatively short term maturities, the fair value of current trade and other receivables including the majority of amounts classified as non-current assets, approximates their carrying value.

As of 31 December 2012, trade and other receivables of US$190 million (2011: US$159 million) were past due but not impaired. The ageing of these receivables is as follows:

	2012 US$m	2011 US$m
less than 30 days overdue	117	104
between 30 and 60 days overdue	22	29
between 60 and 90 days overdue	19	22
more than 90 days overdue	32	4
	190	159

These relate to a number of customers for whom there is no recent history of default or other indicators of impairment.

With respect to trade and other receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

19	Deferred taxation

	2012 US$m	2011 US$m
At 1 January	4,335	3,359
Adjustment on currency translation	56	(13)
(Credited)/charged to the income statement	(3,447)	308
Credited to statement of comprehensive income(a)	(81)	(511)
Newly consolidated operations (note 38)(b)	1,027	1,187
Transfer to asset held for sale (note 20)	(93)	–
Other movements(c)	(419)	5
At 31 December	1,378	4,335

Comprising:
– deferred tax liabilities(d)(e)	4,736	6,210
– deferred tax assets(d)(f)(g)	(3,358)	(1,875)

176    Rio Tinto 2012 Annual report

Deferred tax balances for which there is a right of offset within the same jurisdiction are presented net on the face of the statement of financial position as permitted by IAS 12. The closing deferred tax liabilities and assets, prior to this offsetting of balances, are shown below.

	Total 2012 US$m	Total 2011 US$m
Deferred tax liabilities arising from:
Accelerated capital allowances	7,300	8,424
Unrealised exchange gains	738	681
Capitalised interest	683	457
Unremitted earnings	536	480
Other temporary differences	930	844
	10,187	10,886

Deferred tax assets arising from:
Capital allowances(h)	(2,539)	(502)
Tax losses	(2,107)	(1,454)
Post retirement benefits	(1,791)	(1,738)
Provisions	(1,674)	(2,057)
Unrealised exchange losses	(246)	(241)
Other temporary differences	(452)	(559)
	(8,809)	(6,551)

(Credited)/charged to the income statement
Decelerated capital allowances	(3,270)	(172)
Tax losses	(432)	66
Provisions	(45)	(16)
Tax on unremitted earnings	(26)	39
Unrealised exchange losses	58	299
Post retirement benefits	85	117
Other temporary differences	183	(25)
	(3,447)	308

(a)	The amounts credited directly to the Statement of comprehensive income relate to tax relief on share options, provisions for tax on exchange differences on intragroup loans qualifying for reporting as part of the net investment in subsidiaries, on cash flow hedges and on actuarial gains and losses on pension schemes and post retirement healthcare plans.

(b)	Deferred tax relating to newly consolidated operations is principally due to deferred tax liabilities arising on the difference between the fair value and the tax base of the assets of Richards Bay Minerals and Turquoise Hill Resources Ltd. in 2012 and Rio Tinto Coal Mozambique in 2011. Refer to note 38.

(c)	‘Other movements’ include deferred tax relating to tax payable recognised by subsidiary holding companies on the profits of the equity accounted units to which it relates.

(d)	The deferred tax liability of US$4,736 million (2011: US$6,210 million) includes US$4,771 million (2011: US$6,036 million) due in more than one year. The deferred tax asset of US$3,358 million (2011: US$1,875 million) includes US$3,212 million (2011: US$1,767 million) receivable in more than one year.

(e)	Deferred tax is not recognised on the unremitted earnings of subsidiaries and jointly controlled entities where the Group is able to control the timing of the remittance and it is probable that there will be no remittance in the foreseeable future. If these earnings were remitted, tax of US$198 million (2011: US$187 million) would be payable.

(f)	US$15,154 million (2011: US$1,959 million) of potential deferred tax assets have not been recognised as assets in these financial statements. US$12,631 million (2011: $nil) of the potential assets relate to temporary differences that are deductible for the purposes of Minerals Resource Rent Tax (MRRT). US$1,034 million (2011: US$797 million) of the potential assets relate to trading losses in France, which were acquired as part of the Alcan acquisition. US$447 million (2011: US$595 million) of the potential assets relate to realised or unrealised capital losses, recovery of which depends on the existence of capital gains in future years. There is a time limit, the shortest of which is 2 years, for the recovery of US$116 million of these potential assets (2011: US$45 million).

(g)	There is a limited time period, the shortest of which is 4 years, for the recovery of US$1,017 million (2011: US$896 million) of tax losses and other tax assets which have been recognised as deferred tax assets in the financial statements.

(h)	Deferred tax assets arising from capital allowances include amounts arising following the introduction of the Minerals Resource Rent Tax (MRRT) on 1 July 2012. Refer to note 9.

20    Assets and liabilities held for sale

At 31 December 2012 assets and liabilities held for sale comprise Palabora Mining Company Limited and Zululand Anthracite Colliery, which was acquired with Riversdale Mining Limited. On 11 December 2012, Rio Tinto announced that it had reached a binding agreement to sell its 57.7 per cent effective interest in Palabora for $373 million. The purchaser is a consortium comprising South African and Chinese entities led by the Industrial Development Corporation of South Africa Limited and Hebei Iron & Steel Group. The sale is subject to customary regulatory approvals in South Africa and China which are expected to take four to six months.

In relation to Palabora, assets held for sale include: plant, property and equipment: $299 million, cash and other financial asset: $306 million and other assets: $275 million; liabilities held for sale include: provisions: $116 million, other financial liabilities: $100 million and other liabilities: $153 million. Other assets and liabilities held for sale relate to ZAC, which was classified as held for sale on acquisition.

At 31 December 2011 assets and liabilities held for sale comprise Zululand Anthracite Colliery, which was acquired with Riversdale Mining Limited.

riotinto.com    177

Notes to the 2012 financial statements continued

21    Other financial assets

	Non-current 2012 US$m	Current 2012 US$m	Total 2012 US$m	Non-current 2011 US$m	Current 2011 US$m	Total 2011 US$m
Loans to equity accounted units	17	270	287	468	121	589
Derivative financial instruments	378	25	403	358	120	478
Equity shares and quoted funds	405	71	476	549	153	702
Other investments, including loans	265	167	432	547	191	738
Tax recoverable (non-current)	86	–	86	74	–	74
	1,151	533	1,684	1,996	585	2,581

Detailed information relating to other financial assets is given in note 31.

22    Cash and cash equivalents

	Note	2012 US$m	2011 US$m
Cash at bank and in hand		1,267	2,167
Other short term deposits		5,815	7,503
Balance per Group statement of financial position		7,082	9,670
Bank overdrafts repayable on demand (unsecured)	23	(94)	(16)
Cash and cash equivalents included in Assets held for sale		234	–
Balance per Group cash flow statement		7,222	9,654

Cash and cash equivalents include US$108 million (2011: US$305 million) for which there are restrictions on remittances. Other short term borrowings principally earn interest at a floating rate based on Libor plus a fixed spread.

178    Rio Tinto 2012 Annual report

23    Borrowings and other financial liabilities

Borrowings at 31 December	Note	Non-current 2012 US$m	Current 2012 US$m	Total 2012 US$m	Non-current 2011 US$m	Current 2011 US$m	Total 2011 US$m
USD Commercial Paper		–	200	200	–	–	–
Alcan Inc. Global Notes 4.875% due 2012(b)		–	–	–	–	498	498
Alcan Inc. Global Notes 4.50% due 2013(a)(b)		–	498	498	489	–	489
Rio Tinto Finance (USA) Limited Bonds 5.875% 2013(a)(b)		–	595	595	610	–	610
Rio Tinto Finance (USA) Limited Bonds 7.125% 2013(a)(b)		–	100	100	100	–	100
Alcan Inc. Global Notes 5.20% due 2014(a)(b)		498	–	498	488	–	488
Rio Tinto Finance (USA) Limited Bonds 8.95% 2014(a)(b)		1,935	–	1,935	1,957	–	1,957
Rio Tinto Finance (USA) plc Bonds 1.125% 2015		498	–	498	–	–	–
Alcan Inc. Global Notes 5.00% due 2015(a)(b)		501	–	501	475	–	475
Rio Tinto Finance (USA) Limited Bonds 1.875% 2015		500	–	500	500	–	500
Rio Tinto Finance (USA) Limited Bonds 2.500% 2016		696	–	696	695	–	695
Rio Tinto Finance (USA) Limited Bonds 2.250% 2016		497	–	497	496	–	496
Rio Tinto Finance (USA) plc Bonds 2.0% 2017		499	–	499	–	–	–
Rio Tinto Finance (USA) plc Bonds 1.625% 2017		1,241	–	1,241	–	–	–
Rio Tinto Finance (USA) Limited Bonds 6.5% 2018(a)(b)		2,059	–	2,059	2,066	–	2,066
Rio Tinto Finance (USA) Limited Bonds 9.0% 2019(a)(b)		1,456	–	1,456	1,451	–	1,451
Rio Tinto Finance Plc Euro Bonds 2.0% due 2020(a)(c)		971	–	971	–	–	–
Rio Tinto Finance (USA) Limited Bonds 3.5% 2020		994	–	994	993	–	993
Rio Tinto Finance (USA) Limited Bonds 4.125% 2021		997	–	997	996	–	996
Rio Tinto Finance (USA) Limited Bonds 3.750% 2021		1,143	–	1,143	1,143	–	1,143
Rio Tinto Finance (USA) plc Bonds 3.5% 2022		992	–	992	–	–	–
Rio Tinto Finance (USA) plc Bonds 2.875% 2022		984	–	984	–	–	–
Rio Tinto Finance Plc Euro Bonds 2.875% due 2024(a)(c)		636	–	636	–	–	–
Rio Tinto Finance (USA) Limited Bonds 7.125% 2028(a)(b)		1,053	–	1,053	1,048	–	1,048
Alcan Inc. Debentures 7.25% due 2028		107	–	107	107	–	107
Rio Tinto Finance Plc Sterling Bonds 4.0% due 2029(a)(c)		804	–	804	–	–	–
Alcan Inc. Debentures 7.25% due 2031		432	–	432	433	–	433
Alcan Inc. Global Notes 6.125% due 2033		738	–	738	737	–	737
Alcan Inc. Global Notes 5.75% due 2035		283	–	283	282	–	282
Rio Tinto Finance (USA) Limited Bonds 5.20% 2040		1,146	–	1,146	1,147	–	1,147
Rio Tinto Finance (USA) plc Bonds 4.75% 2042		489	–	489	–	–	–
Rio Tinto Finance (USA) plc Bonds 4.125% 2042		725	–	725	–	–	–
Loans from equity accounting units(e)		111	72	183	3,171	301	3,472
Other secured loans		918	78	996	388	64	452
Other unsecured loans		519	556	1,075	379	349	728
Finance leases	24	41	12	53	34	35	69
Bank overdrafts	22	–	94	94	–	16	16
Total borrowings including overdrafts(d)		24,463	2,205	26,668	20,185	1,263	21,448

riotinto.com    179

Notes to the 2012 financial statements continued

23    Borrowings and other financial liabilities continued

Other financial liabilities

	Non-current 2012 US$m	Current 2012 US$m	Total 2012 US$m	Non-current 2011 US$m	Current 2011 US$m	Total 2011 US$m
Derivative financial instruments	70	23	93	115	184	299
Other financial liabilities	58	–	58	57	–	57
Total other financial liabilities	128	23	151	172	184	356

Total borrowings and other financial liabilities	24,591	2,228	26,819	20,357	1,447	21,804

Detailed information relating to other financial liabilities is given in note 31.

(a)	As at 31 December 2012, US$5.4 billion US dollar notional of the fixed rate US dollar borrowings were swapped to floating US dollar rates, US$1.6 billion US dollar notional equivalent of Euro borrowings were fully swapped to floating US dollar rates and US$0.8 billion US dollar notional equivalent of Pound Sterling borrowings were fully swapped to fixed US dollar rates. The Rio Tinto Finance Plc Sterling Bonds 4.0% due 2029 has been designated as a cash flow hedge. Other borrowings have been swapped to floating rates and fair value hedge accounting has been applied except for US$100 million of the Rio Tinto Finance (USA) Limited Bonds 7.125% due 2013 which is swapped but not in a fair value hedge; US$87 million of the Rio Tinto Finance (USA) Limited Bonds 5.875% due 2013 which is swapped but not in a fair value hedge; US$250 million of the Rio Tinto Finance (USA) Limited Bonds 8.95% due 2014; US$750 million of the Rio Tinto Finance (USA) Limited Bonds 6.5% due 2018; US$75 million of the Rio Tinto Finance (USA) Limited Bonds 7.125% due 2028; and US$200 million of the Alcan Inc. Global Notes 5.20% due 2014. The fair value of interest rate and cross currency interest rate swap assets and liabilities at 31 December 2012 was US$347 million and US$44 million, respectively. These are included in ‘other financial assets’ and ‘other financial liabilities’ in the statement of financial position. Details of the major interest rate and cross currency interest rate swaps are shown in note 31. US$0.8 billion of borrowings were subject to financial covenants.
(b)	As at 31 December 2011, US$6.1 billion notional of the fixed rate borrowings were fully swapped to floating rates and US$0.3 billion notional of the Rio Tinto Finance (USA) Limited 9.0% due 2019 was swapped for the first two years to floating rates. Fair value hedge accounting has been applied to the entire amounts borrowed except for US$500 million of the Alcan Inc. Global Notes 4.875%due 2012, US$87 million of the Rio Tinto Finance (USA) Limited bonds 5.875% due 2013, US$250 million of the Rio Tinto Finance (USA) Limited Bonds 8.95% due 2014, US$750 million of the Rio Tinto Finance (USA) Limited Bonds 6.5% due 2018, US$75 million of the Rio Tinto Finance (USA) Limited Bonds 7.125% 2028 and the Rio Tinto Finance (USA) Limited 9.0% due 2019. The fair value of interest rate swap assets and liabilities at 31 December 2011 was US$347 million and US$2 million, respectively. These are included in ‘other financial assets’ and ‘other financial liabilities’ in the statement of financial position. Details of the major interest rate swaps are shown in note 31.
(c)	Rio Tinto has a US$10 billion (2011: US$10 billion) European Debt Issuance Programme (EDIP) against which the cumulative amount utilised was US$2.4 billion equivalent at 31 December 2012 (2011:US$ nil). The carrying value of these bonds after hedge accounting adjustments amounted to US$2.4 billion (2011: US$ nil) in aggregate.
(d)	The Group’s borrowings of US$26.7 billion (2011: US$21.4 billion) include some US$4.1 billion (2011: US$7.0 billion) which relates to subsidiary entity borrowings that are without recourse to the Group, some of which are subject to various financial and general covenants with which the respective borrowers were in compliance as at 31 December 2012.
(e)	At 31 December 2011 US$3.4 billion of unsecured US dollar loans from equity accounted units which incurred interest at a rate of LIBOR plus 6.5% (LIBOR plus 6.5% from February 2011; 9.9% in prior periods), were denominated in US dollars and repayable out of future profits. There were no such loans at 31 December 2012. Balances at 31 December 2011 included amounts due from Oyu Tolgoi LLC to Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Limited) which eliminated on consolidation of Turquoise Hill Resources Ltd. in 2012, refer to note 38.

24    Capitalised finance leases

	Note	2012 US$m	2011 US$m
Present value of minimum lease payments
Total minimum lease payments		55	70
Effect of discounting		(2)	(1)
	14	53	69

Payments under capitalised finance leases
Due within one year		12	35
Between 1 and 3 years		–	15
Between 3 and 5 years		20	10
More than 5 years		21	9
	14	53	69

180    Rio Tinto 2012 Annual report

25    Consolidated net debt

	2012 US$m	2011 US$m
Analysis of changes in consolidated net debt
Opening balance	(8,451)	(4,071)
Adjustment on currency translation	(383)	(39)
Exchange gains/(losses) credited/(charged) to the income statement(a)	422	(85)
Cash movements excluding exchange movements	(10,405)	(4,498)
Debt of acquired companies(b)	(540)	–
Other movements	96	242
Closing balance	(19,261)	(8,451)

Total borrowings in statement of financial position (note 23)	(26,668)	(21,448)
Derivatives related to net debt (note 31)	294	345
EAU funded balances excluded from net debt(c)	31	2,982
Adjusted total borrowings	(26,343)	(18,121)
Cash and cash equivalents (note 22)	7,082	9,670
Consolidated net debt	(19,261)	(8,451)

	2012 US$m	2011 US$m	2010 US$m
Exchange gains/(losses) on US dollar net debt and intragroup balances excluded from Underlying earnings
Exchange gains/(losses) on US dollar net debt	421	(175)	1,119
Exchange gains/(losses) on intragroup balances	54	36	(589)
Exchange gains on loans from equity accounted units	4	1	20
Exchange gains/(losses) on settlement of dividend	18	(16)	(21)
Credited/(charged) to income statement	497	(154)	529

(a)	Exchange gains taken to the income statement include amounts excluded from Underlying earnings.
(b)	Relates to the consolidation of Turquoise Hill Resources Ltd. (Turquoise Hill) on 24 January 2012 and of Richards Bay Minerals on 3 September 2012. Refer to note 38.
(c)	Consolidated net debt is stated net of the impact of certain funding arrangements relating to EAUs and partially owned subsidiaries (EAU funded balances). This adjustment is required in order to avoid showing borrowings twice in the net debt disclosure, where funding has been provided to an EAU by the Group and subsequently on lent by the EAU to a consolidated Group subsidiary. Following consolidation of Turquoise Hill on 24 January 2012, EAU funded balances in respect of Turquoise Hill and Oyu Tolgoi LLC (‘OT’) at 31 December 2011 have been eliminated.

Further information relating to the currency and interest rate exposures arising from net debt and related derivatives is given in note 31.

26    Trade and other payables

	Non current 2012 US$m	Current 2012 US$m	Non current 2011 US$m	Current 2011 US$m
Trade payables	–	3,214	–	3,288
Amounts owed to equity accounted units	106	408	346	243
Other payables(a)	83	1,082	107	1,852
Employee entitlements	55	860	–	766
Royalties and mining taxes	–	539	–	653
Accruals and deferred income	167	3,136	126	2,572
Government grants deferred	128	5	140	7
	539	9,244	719	9,381

(a)	“Other payables” include deferred consideration of US$82 million (2011: US$94 million) relating to certain assets acquired. All other accounts payable and accruals are non interest bearing.

Due to their short term maturities, the fair value of trade and other payables approximates their carrying value.

riotinto.com    181

Notes to the 2012 financial statements continued

27    Provisions (including post retirement benefits)

	Pensions and post retirement healthcare(a) US$m	Other employee entitlements(b) US$m	Close down and restoration/ environmental(c)(d)(e)(f) US$m	Other US$m	Total 2012 US$m	Total 2011 US$m
At 1 January	5,955	871	11,654	677	19,157	14,484
Adjustment on currency translation	107	20	218	10	355	(236)
Adjustments to mining properties (note14)(f)
– changes in estimate	–	–	(1,854)	–	(1,854)	2,022
– change in discount rate	–	–	(1,089)	–	(1,089)	813
Charged/(credited) to profit:
– increases to existing provisions	380	225	107	5	717	655
– new provisions	–	241	37	61	339	285
– change in discount rate	–	–	(130)	–	(130)	96
– unused amounts reversed	(2)	(16)	(90)	(6)	(114)	(82)
– exchange (gains)/losses on provisions	–	–	(6)	1	(5)	7
– amortisation of discount	–	1	431	–	432	365
Utilised in year	(670)	(399)	(306)	(130)	(1,505)	(1,305)
Actuarial losses recognised in equity	466	–	–	–	466	1,925
Newly consolidated operations (note 38)	26	–	61	–	87	–
Subsidiaries no longer consolidated	–	(3)	(90)	–	(93)	(125)
Transfers (to)/from assets held for sale	(52)	–	(83)	–	(135)	128
Transfers and other movements	(11)	(89)	30	33	(37)	125
At 31 December	6,199	851	8,890	651	16,591	19,157
Statement of financial position analysis:
Current	135	601	410	376	1,522	1,487
Non-current	6,064	250	8,480	275	15,069	17,670
Total	6,199	851	8,890	651	16,591	19,157

(a)	The main assumptions used to determine the provision for pensions and post retirement healthcare, and other information, including the expected level of future funding payments in respect of those arrangements, are given in note 46.
(b)	The provision for other employee entitlements includes a provision for long service leave of US$325 million (2011: US$313 million), based on the relevant entitlements in certain Group operations and includes US$77 million (2011: US$71 million) of provision for redundancy and severance payments.
(c)	The Group’s policy on close down and restoration costs is described in note 1(k) and 1(s)(iv), ‘critical accounting policies and estimates’. Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the relevant operation. Remaining lives of mines and infrastructure range from one to over 50 years with an average, weighted by closure provision, of around 21 years (2011: 19 years). Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques. Provisions of US$8,890 million (2011: US$11,654 million) for close down and restoration costs and environmental clean up obligations include estimates of the effect of future inflation and have been adjusted to reflect risk. These estimates have been discounted to their present value at an average nominal rate of approximately four per cent per annum, based on an estimate of the long term, risk free, pre-tax cost of borrowing. Excluding the effects of future inflation and before discounting, this provision is equivalent to some US$13.0 billion (2011: US$14.8 billion).
(d)	Non-current provisions for close down and restoration/environmental expenditure include amounts relating to environmental clean up of US$507 million (2011: US$327 million) expected to take place between one and five years from the statement of financial position date, and US$793 million (2011: US$1,028 million) expected to take place later than five years after the statement of financial position date.
(e)	Close down and restoration/environmental liabilities at 31 December 2012 have not been adjusted for amounts of US$198 million relating to insurance recoveries and other financial assets held for the purposes of meeting these obligations.
(f)	Close down and restoration/environmental remediation provisions decreased during the year following a Group wide review of estimated liabilities. The review included a re-evaluation of the methodology for estimating risk free discount rates in light of the impact of fiscal interventions and, where appropriate, probability weighting for the different remediation or closure outcomes which could realistically arise.

182    Rio Tinto 2012 Annual report

28    Share capital – Rio Tinto plc

	2012 Number (million)	2011 Number (million)	2010 Number (million)	2012 US$m	2011 US$m	2010 US$m
Issued and fully paid up share capital of 10p each
At 1 January	1,453.400	1,529.004	1,529.004	234	246	246
Ordinary shares purchased but uncancelled on 1 January(b)	(1.800)	–	–	–	–	–
Own shares purchased and cancelled(b)	(26.224)	(75.604)	–	(4)	(12)	–
At 31 December	1,425.376	1,453.400	1,529.004	230	234	246

Shares held by public
At 1 January	1,436.542	1,526.305	1,523.969
Shares reissued from treasury(a)	0.939	0.875	2.336
Shares purchased and cancelled(b)	(26.224)	(75.604)	–
Shares purchased and held in treasury(c)	–	(13.234)	–
Shares purchased and awaiting cancellation(b)	–	(1.800)	–
At 31 December	1,411.257	1,436.542	1,526.305

Shares repurchased and held in treasury(b)	14.119	15.058	2.699
Shares repurchased and awaiting cancellation(b)	–	1.800	–
Shares held by public	1,411.257	1,436.542	1,526.305
Total share capital	1,425.376	1,453.400	1,529.004

Other share classes
Special Voting Share of 10p each(d)	1 only	1 only	1 only
DLC Dividend Share of 10p each(d)	1 only	1 only	1 only
Equalisation Share of 10p each(d)	1 only	1 only	1 only

(a)	No new Ordinary shares were issued in 2012. 939,423 Ordinary shares were reissued from treasury during the year resulting from the exercise of options under Rio Tinto plc employee share based payment plans, with exercise prices between £10.43p and £39.46p per share (2011: no new ordinary shares were issued, and 875,057 Ordinary shares reissued from treasury with exercise prices between £10.43p and £47.12p per share; 2010: no new ordinary shares issued and 2,336,005 Ordinary shares reissued from treasury with exercise prices between £7.98p and £40.07p per share).
(b)	The authority for the Company to buy back its Ordinary shares was renewed at the 2012 annual general meeting. From February to April 2011, 14,371,550 shares were bought back and held in treasury of which 1,137,550 were cancelled. From April to December 2011 76,266,945 shares were bought back of which 74,466,945 were cancelled in 2011. From January to March 2012 26,223,910 shares were bought back and cancelled and 1,800,000 shares purchased and awaiting cancellation at 31 December 2011 were cancelled.
(c)	The aggregate consideration received for treasury shares reissued was US$39 million (2011: US$48 million; 2010: US$92 million). No new shares were issued as a result of the exercise of options under Rio Tinto plc employee share based payment plans in 2012, 2011 and 2010.
(d)	The ‘Special Voting Share’ was issued to facilitate the joint voting by shareholders of Rio Tinto plc and Rio Tinto Limited on Joint Decisions, following the DLC merger. Directors have the ability to issue an Equalisation Share if that is required under the terms of the DLC Merger Sharing Agreement. The ‘DLC Dividend Share’ was issued to facilitate the efficient management of funds within the DLC structure.

During 2012, US$41 million of shares (2011: US$86 million of shares; 2010: US$39 million of shares) were purchased by the Employee Share Ownership Trust on behalf of Rio Tinto plc to satisfy future share options and awards as they vest.

Information relating to share options and other share based incentive schemes is given in note 45 on share based payments.

riotinto.com    183

Notes to the 2012 financial statements continued

29    Share capital – Rio Tinto Limited

	2012 Number (million)	2011 Number (million)	2010 Number (million)	2012 US$m	2011 US$m	2010 US$m
Issued and fully paid up share capital (no par value)
At 1 January	435.76	435.76	435.76	5,582	5,601	4,924
Adjustment on currency translation	–	–	–	133	(19)	677
At 31 December	435.76	435.76	435.76	5,715	5,582	5,601
– Special Voting Share(a)	1 only	1 only	1 only
– DLC Dividend Share(a)	1 only	1 only	1 only
Total share capital	435.76	435.76	435.76

(a)	The ‘Special Voting Share’ was issued to facilitate the joint voting by shareholders of Rio Tinto Limited and Rio Tinto plc on Joint Decisions following the DLC merger. Directors have the ability to issue an Equalisation Share if that is required under the terms of the DLC Merger Sharing Agreement. The ‘DLC Dividend Share’ was issued to facilitate the efficient management of funds within the DLC structure. No shares were bought back during 2012 and 2011. During the year ended 31 December 2010, Rio Tinto Limited purchased and cancelled 171,072,520 ordinary shares off-market, which were held by Tinto Holdings Australia Pty Limited (a wholly owned subsidiary of Rio Tinto plc). The selective buyback and cancellation were approved by shareholders at the 2010 Rio Tinto Limited annual general meeting. As a result of these transactions, no ordinary shares in Rio Tinto Limited are held by the above subsidiary of Rio Tinto plc.

Share options exercised during the year to 31 December 2012 under various Rio Tinto Limited employee share option schemes were satisfied by the on-market purchase of Rio Tinto Limited shares by a third party on the Group’s behalf.

Information relating to share options and other share based incentive schemes is given in note 45 on share based payments.

30    Other reserves and retained earnings

	2012 US$m	2011 US$m	2010 US$m
Capital redemption reserve(a)
At 1 January	24	12	12
Own shares purchased and cancelled	4	12	–
At 31 December	28	24	12

Hedging reserves(b)
At 1 January	(44)	(155)	(128)
Parent and subsidiaries’ net cash flow hedge fair value (losses)/gains	(60)	84	(72)
Parent and subsidiaries’ net cash flow hedge losses transferred to the income statement	46	81	47
Net movement on equity accounted units cash flow hedges	–	2	(1)
Tax on the above	(11)	(56)	(1)
At 31 December	(69)	(44)	(155)

Available for sale revaluation reserves(c)
At 1 January	193	427	247
(Losses)/gains on available for sale securities	(25)	(238)	213
Gains on available for sale securities transferred to the income statement	(355)	(19)	(10)
Tax on the above	8	23	(23)
At 31 December	(179)	193	427

Other reserves(d)
At 1 January	11,765	11,785	11,776
Own shares purchased from Rio Tinto Limited shareholders to satisfy share options	(62)	(71)	(84)
Employee share options: value of services	78	71	48
Deferred tax on share options	(3)	(20)	21
Cash settled share options reclassified as equity settled	–	–	24
At 31 December	11,778	11,765	11,785

Foreign currency translation reserve(e)
At 1 January	2,793	3,574	2,103
Parent and subsidiaries currency translation and exchange adjustments	610	(891)	1,230
Equity accounted units currency translation adjustments	(108)	54	208
Currency translation reclassified on disposal	(3)	46	6
Tax on the above	(1)	10	27
At 31 December	3,291	2,793	3,574

Total other reserves per statement of financial position	14,849	14,731	15,643

184    Rio Tinto 2012 Annual report

	2012 US$m	2011 US$m	2010 US$m
Retained earnings(f)
At 1 January	27,784	32,499	20,477
Parent and subsidiaries’ (loss)/profit for the year	(3,528)	5,720	14,229
Equity accounted units’ retained profit for the year	538	106	9
Actuarial losses(g)	(398)	(1,911)	(769)
Tax relating to components of other comprehensive income	98	513	236
Total comprehensive (loss)/income for the year	(3,290)	4,428	13,705
Share buyback scheme	(764)	(6,210)	–
Dividends paid	(3,038)	(2,236)	(1,754)
Change in equity interest held by Rio Tinto	1,128	(793)	–
Own shares purchased/treasury shares reissued for share options and other items(h)	(38)	10	(31)
Employee share options and other IFRS 2 charges taken to the income statement	45	86	69
Cash settled share options reclassified as equity settled	–	–	33
At 31 December	21,827	27,784	32,499

(a)	The capital redemption reserve was set up to comply with section 733 of the Companies Act 2006 (previously 170 of the Companies Act 1985) when shares of a company are redeemed or purchased wholly out of the company’s profits. The amount at 31 December 2012 and 31 December 2011 reflects the amount by which the Company’s issued share capital is diminished in accordance with this section.
(b)	The hedging reserve records gains or losses on cash flow hedges that are recognised initially in equity, as described in note 1 (p) (iii).
(c)	The available for sale revaluation reserves record fair value gains or losses relating to available for sale securities, as described in note 1 (p) (i) (d).
(d)	Other reserves record the cumulative amount recognised under IFRS 2 in respect of options granted but not exercised to acquire shares in Rio Tinto Limited, less, where applicable, the cost of shares purchased to satisfy share options exercised. The cumulative amount recognised under IFRS 2 in respect of options granted but not exercised to acquire shares in Rio Tinto plc is recorded in retained earnings.
(e)	Exchange differences arising on the translation of the Group’s net investment in foreign controlled companies are taken to the foreign currency translation reserve, as described in note 1(d). The cumulative differences relating to an investment are transferred to the income statement when the investment is disposed of.
(f)	Retained profit and movements in reserves of subsidiaries include those arising from the Group’s share of proportionally consolidated units.
(g)	There were no actuarial losses relating to equity accounted units during the year (2011: US$5 million; 2010: US$4 million).
(h)	In 2011, this is stated net of a US$95 million reclassification between share premium and retained earnings, relating to the weighted average cost of shares held that was applied to the sale of shares in Rio Tinto plc to Rio Tinto Limited, and for the satisfaction of share options, in prior periods.

riotinto.com    185

Notes to the 2012 financial statements continued

31    Financial instruments and risk management

Except, where stated, the information given below relates to the financial instruments of the parent companies and their subsidiaries and proportionally consolidated units, and excludes those of equity accounted units. The information is grouped in the following sections:

A – Financial assets and liabilities by categories

B – Derivatives and financial instruments

C – Fair values

A (a) Financial assets and liabilities by categories

At 31 December 2012	Note	Total US$m	Loans and receivables US$m	Available for sale securities US$m	Held at fair value US$m	Held to maturity assets/other financial liabilities US$m
Financial assets
Cash and cash equivalents	22	7,082	7,082	–	–	–
Trade and other receivables(a)	18	6,338	6,338	–	–	–
Equity shares and quoted funds	21	476	–	476	–	–
Other investments, including loans	21	432	172	–	260	–
Currency and commodity contracts: designated as hedges(c)	21	10	–	–	10	–
Derivatives and embedded derivatives not related to net debt: not designated as hedges(c)	21	46	–	–	46	–
Derivatives related to net debt(c)	21,23,25	347	–	–	347	–
Loans to equity accounted units including quasi equity loans		873	873	–	–	–
Total financial assets		15,604	14,465	476	663	–

Financial liabilities
Trade and other payables(b)	26	(7,759)	–	–	–	(7,759)
Short term borrowings and bank overdrafts	23	(2,205)	–	–	–	(2,205)
Medium and long term borrowings	23	(24,463)	–	–	–	(24,463)
Deferred consideration	26	(82)	–	–	–	(82)
Forward commodity contracts: designated as hedges(c)	23	–	–	–	–	–
Derivatives related to net debt(c)	23,25	(53)	–	–	(53)	–
Other derivatives and embedded derivatives not designated ashedges(c)	23	(40)	–	–	(40)	–
Other financial liabilities	23	(58)	–	–	–	(58)
Total financial liabilities		(34,660)	–	–	(93)	(34,567)

186    Rio Tinto 2012 Annual report

At 31 December 2011	Note	Total US$m	Loans and receivables US$m	Available for sale securities US$m	Held at fair value US$m	Held to maturity assets/other financial liabilities US$m
Financial assets
Cash and cash equivalents	22	9,670	9,670	–	–	–
Trade and other receivables(a)	18	6,738	6,738	–	–	–
Equity shares and quoted funds	21	702	–	702	–	–
Other investments, including loans	21	738	140	–	338	260
Currency and commodity contracts: designated as hedges(c)	21	86	–	–	86	–
Derivatives and embedded derivatives not related to net debt: not designated as hedges(c)	21	45	–	–	45	–
Derivatives related to net debt(c)	21,23,25	347	–	–	347	–
Loans to equity accounted units including quasi equity loans		1,816	1,816	–	–	–
Total financial assets		20,142	18,364	702	816	260

Financial liabilities
Trade and other payables(b)	26	(8,121)	–	–	–	(8,121)
Short term borrowings and bank overdrafts	23	(1,263)	–	–	–	(1,263)
Medium and long term borrowings	23	(20,185)	–	–	–	(20,185)
Deferred consideration	26	(94)	–	–	–	(94)
Forward commodity contracts: designated as hedges(c)	23	(210)	–	–	(210)	–
Derivatives related to net debt(c)	23,25	(2)	–	–	(2)	–
Other derivatives and embedded derivatives not designated as hedges(c)	23	(87)	–	–	(87)	–
Other financial liabilities	23	(57)	–	–	–	(57)
Total financial liabilities		(30,019)	–	–	(299)	(29,720)

(a)	This excludes pension surpluses, prepayment of tolling charges to jointly controlled entities, other prepayments and specific balances within other receivables.
(b)	Trade and other payables includes trade payables, amounts owed to equity accounted units, other payables excluding deferred consideration disclosed separately and accruals.
(c)	These financial assets and liabilities in aggregate agree to total derivative financial instruments disclosed in notes 21 (‘Other financial assets’) and 23 (‘Borrowings and other financial liabilities’).

A (b) Financial risk management

Funding and exposure management

The Group’s policies on financial risk management are clearly defined and consistently applied. They are a fundamental part of the Group’s long term strategy covering areas such as foreign exchange risk, interest rate risk, commodity price risk, credit risk, liquidity risk and capital management.

The Group mainly sells commodities it has produced and also enters into third party transactions and physical swaps on alumina to balance the regional positions and to balance the loading on production facilities.

The Group has a diverse portfolio of commodities and operates in a number of markets, which have varying responses to the economic cycle. The relationship between commodity prices and the currencies of most of the countries in which the Group operates provides further natural protection in the long term. Production of minerals, aluminium and alumina is an important contributor to the Gross Domestic Products of Australia and Canada, countries in which the Group has a large presence. As a consequence, the Australian and Canadian currencies have historically tended to strengthen when commodity prices are high. In addition, US dollar floating interest rates have historically also tended to be high when commodity prices are high, and vice versa, and hence the Group’s interest rate policy is to generally borrow and invest, after the impact of hedging, at floating interest rates. However, in some circumstances, the Group reserves the right to maintain a higher proportion of fixed rate funding. These natural hedges significantly reduce the necessity for using derivatives or other forms of synthetic hedging. Such hedging is therefore undertaken to a strictly limited degree, as described below.

Treasury operations

Treasury operates as a service to the business of the Rio Tinto Group and not as a profit centre. Strict limits on the size and type of transactions permitted are laid down by the Rio Tinto board and are subject to rigorous internal controls. Senior management is advised of corporate cash and debt positions, as well as commodity, currency interest rate and interest rate derivatives through a monthly reporting framework.

Treasury policy

Rio Tinto does not acquire or issue derivative financial instruments for trading or speculative purposes; nor does it believe that it has material exposure to such trading or speculative holdings through its investments in joint ventures and associates. Derivatives are used to separate funding and cash management decisions from currency exposure and interest rate management. Bank counterparty exposures are managed within allocated credit limits. Investment, funding and cash management activities are managed and co-ordinated by Treasury.

riotinto.com    187

Notes to the 2012 financial statements continued

31    Financial instruments and risk management continued

(i) Foreign exchange risk

MANAGEMENT POLICY

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

Certain US dollar debt and other financial assets and liabilities, including intragroup balances, are not held in the functional currency of the relevant subsidiary. This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that holds those assets and liabilities. These exchange gains and losses are recorded in the Group’s income statement except to the extent that they can be taken to equity under the Group’s accounting policy which is explained in note 1(d). Gains and losses on US dollar net debt and on intragroup balances are excluded from Underlying earnings. Other exchange gains and losses are included in Underlying earnings.

See section B for the details of cross currency interest rate and interest rate swaps relating to borrowings.

After taking into account relevant swap instruments, almost all of the Group’s net debt is denominated in US dollars. The table below summarises, by currency, the net debt, after taking into account relevant currency swaps:

Net (debt)/funds by currency	Cash and cash equivalents US$m	Total borrowings in statement of financial position US$m	Derivatives related to net debt US$m	EAU funded balances excluded from net debt US$m	Net debt 2012 US$m	Net debt 2011 US$m
United States dollar	5,993	(24,991)	294	–	(18,704)	(8,701)
Australian dollar	676	(908)	–	31	(201)	(124)
South African rand	90	(348)	–	–	(258)	104
UK sterling	100	–	–	–	100	322
Euro	43	(220)	–	–	(177)	(133)
Canadian dollar	36	(195)	–	–	(159)	(81)
Other	144	(6)	–	–	138	162
Total	7,082	(26,668)	294	31	(19,261)	(8,451)

HEDGING STRATEGY

Under normal market conditions, the Group does not generally believe that active currency hedging of transactions would provide long term benefits to shareholders. The Group reviews its exposure on a regular basis and reserves the right to enter into hedges to maintain financial stability. Currency protection measures may be deemed appropriate in specific commercial circumstances, typically hedging of capital expenditures and other significant financial items such as acquisitions, disposals, tax and dividends, and are subject to strict limits laid down by the Rio Tinto board. A monthly treasury report is provided to senior management which summarises corporate debt exposed to currency risks after the impact of derivatives. Refer to section B for the details of currency forward, cross currency interest rate and option contracts used to manage the currency risk exposures of the Group at 31 December 2012.

SENSITIVITIES

The sensitivities below give the estimated effect of a ten per cent strengthening in the closing exchange rate of the US dollar against significant currencies on the value of financial instruments. The sensitivity associated with a ten per cent weakening of a particular currency would be equal and opposite to the figures presented. The impact is expressed in terms of the effect on net earnings, Underlying earnings and equity, assuming that each exchange rate moves in isolation. The sensitivities are based on financial assets and financial liabilities held at 31 December 2012, where balances are not denominated in the functional currency of the subsidiary, and exclude financial assets and liabilities held by equity accounted units. These balances will not remain constant throughout 2013, and therefore the sensitivities should be used with care.

At 31 December 2012

Gains/(losses) associated with 10% strengthening of the US dollar

Currency Exposure	Closing exchange rate US cents	Effect on net earnings US$m	Of which amount impacting Underlying earnings US$m	Impact directly on equity US$m
Australian dollar	104	(823)	83	1
Canadian dollar	100	(1,441)	32	1
South African rand	12	3	1	–
Euro	132	27	(31)	–
New Zealand dollar	82	53	–	–

188    Rio Tinto 2012 Annual report

At 31 December 2011

Gains/(losses) associated with 10% strengthening of the US dollar

Currency Exposure	Closing exchange rate US cents	Effect on net earnings US$m	Of which amount impacting Underlying earnings US$m	Impact directly on equity US$m
Australian dollar	101	(536)	78	(1)
Canadian dollar	98	(1,190)	41	–
South African rand	12	(4)	(5)	–
Euro	130	239	(22)	(1)
New Zealand dollar	77	52	4	–

(ii) Interest rate risk

MANAGEMENT POLICY

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

HEDGING STRATEGY

As noted above, Rio Tinto hedges its interest rate risk by entering into interest rate derivatives to achieve its policies. The market value of such instruments moves in alignment with the market and at times can act as an alternative source of funding. The Group reviews the positions on a regular basis and may act to monetise in-the-money instruments either to take advantage of favourable market conditions or manage counterparty credit risk. During 2012, the Group closed out interest rate swaps with a notional principal of US$200 million (2011: US$1,325 million) giving rise to a net cash inflow of US$3 million (2011: US$96 million) including accrued interest of US$3 million (2011: US$15 million). The interest rate swaps were in fair value hedge relationships prior to close out. See section B for the details of currency and interest rate swaps relating to borrowings.

At the end of 2012, US$17.7 billion (2011: US$10.8 billion) of the Group’s adjusted total borrowings was at fixed rates after taking into account interest and currency interest rate swaps, resulting in a fixed to floating debt ratio of 67 per cent fixed to 33 per cent floating (2011: 60 per cent fixed to 40 per cent floating). On a net debt basis, the fixed to floating debt ratio was 91 per cent fixed to 9 per cent floating (2011: 128 per cent fixed to (28) per cent floating). The weighted average effective interest rate on total adjusted borrowings as at 31 December 2012 was 4% (2011: 5%) and the weighted average maturity was around 9 years (2011: around 10 years).

The weighted average effective interest rate is based on interest rates and carrying value of gross borrowings at the year end. Interest rates, as at 31 December, are applied for debt at floating rates.

The net debt ratio at the end of 2012 and 2011 reflects the high level of cash, cash equivalents and other liquid resources held by the Group and the impact of borrowings held at fixed rates.

See note 23 – Borrowings for the details of debt outstanding at 31 December 2012.

SENSITIVITIES

Based on the Group’s net debt (refer to note 25) and other floating rate financial instruments outstanding as at 31 December 2012, the effect on net earnings of a half percentage point increase in US dollar LIBOR interest rates, with all other variables held constant, would be a decrease of US$9 million (2011: increase of US$8 million) reflecting the high level of cash at period end. The Group has an exposure to interest rate volatility within shareholders’ equity arising from fair value movements on derivatives in the cash flow reserve. The derivatives have an underlying exposure to Pound Sterling and US Dollar rates. With all factors remaining constant and based on the composition of derivatives impacting the cash flow reserve at 31 December 2012, the sensitivity of a 100 basis point increase in interest rates in each of the currencies in isolation would impact equity, before tax, by US$126 million charge (2011: US$nil) for Pound Sterling and US$125 million credit (2011: US$nil) for US Dollar. A 100 basis point decrease would have broadly the same impact in the opposite direction. These balances will not remain constant throughout 2013, and therefore the sensitivities should be used with care.

(iii) Commodity price risk

MANAGEMENT POLICY

The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits laid down by the Rio Tinto board and to rigid internal controls.

Metals such as copper and aluminium are generally sold under contracts which vary in tenure and pricing mechanisms, with some volumes sold in the spot market. The prices are determined by reference to prevailing market prices on terminal markets, such as the London Metal Exchange (LME) and COMEX in New York. Prices fluctuate widely in response to changing levels of supply and demand but, in the long run, prices are related to the marginal cost of supply. Gold is also priced in an active market in which prices respond to daily changes in quantities offered and sought. Newly mined gold is only one source of supply; investment and disinvestment can be important elements of supply and demand. Contract prices for many other natural resource products including coal are generally agreed quarterly or for longer periods with customers, although volume commitments vary by product.

Certain products, predominantly copper concentrate are ‘provisionally priced’, i.e. the selling price is determined normally 30 to 180 days after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Revenue recognised on provisionally priced sales is based on estimates of fair value of the consideration receivable which is based on forward market prices. At each reporting date provisionally priced metal sales are marked to market based on the forward selling price for the period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper for which an active and freely traded commodity market exists such as the LME and the value of product sold by the Group is directly linked to the form in which it is traded on that market.

riotinto.com    189

Notes to the 2012 financial statements continued

31    Financial instruments and risk management continued

The marking to market of provisionally priced sales contracts is recorded as an adjustment to sales revenue.

At the end of 2012, the Group had 249 million pounds of copper sales (2011: 181 million pounds) that were provisionally priced at US 360 cents per pound (2011: US 344 cents per pound). The final price of these sales will be determined during the first half of 2013. A ten per cent change in the price of copper realised on the provisionally priced sales would increase or reduce net earnings by US$56 million (2011: US$41 million).

HEDGING STRATEGY

Rio Tinto’s exposure to commodity prices is diversified by virtue of its broad commodity base and the Group does not generally believe commodity price hedging would provide a long term benefit to shareholders. The Group may hedge certain commitments with some of its customers or suppliers. Details of commodity derivatives held at 31 December 2012 are set out in section B.

SENSITIVITIES

The Group’s commodity derivatives are impacted by changes in market prices and include those aluminium forward and option contracts embedded in electricity purchase contracts outstanding at 31 December 2012. The Group’s sensitivity to changes in market prices, based on the assumption that the market price increases by ten per cent with all other variables held constant, would not be significant in terms of the resulting change in the Group’s net earnings for the year or, where applicable, the change in equity. The Group’s “own use contracts” are excluded from the sensitivity analysis as they are outside the scope of IAS 39. Such contracts to buy or sell non financial items can be net settled but were entered into and continue to be held for the purpose of the receipt or delivery of the non financial item in accordance with the business unit’s expected purchase, sale or usage requirements. The sensitivity does not include the impact arising from derivatives held by equity accounted units. Including equity accounted units primarily impacts the sensitivity to a 10% increase in aluminium prices and would result in a US$37 million reduction in net earnings (2011: US$85 million).

(iv) Credit risk

TREASURY MANAGEMENT POLICY

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily from customer receivables) and from its financing activities, including investments in government securities, deposits with banks and financial institutions, other short term investments, interest rate and currency derivative contracts and other financial instruments.

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

At 31 December 2012, the Group had approximately 80 customers (2011: 108 customers) that owed the Group more than US$5 million each and these balances accounted for approximately 68 per cent (2011: 76 per cent) of all receivables owing. There were 25 customers (2011:46 customers) with balances greater than US$20 million accounting for just over 48 per cent (2011: just over 55 per cent) of total amounts receivable. Note 18 provides details of trade and other receivables past due but not impaired.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets (refer to table of financial assets and liabilities reported above). The Group does not hold collateral as security for any trade receivables.

CREDIT RISK RELATED TO FINANCIAL INSTRUMENTS AND CASH DEPOSITS

Credit risk from investments in government securities (primarily US Government treasuries and funds) or AAA rated money market funds and balances with banks and financial institutions is managed by Group Treasury in accordance with a Board approved policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty mainly based upon specific assessment criteria. Counterparty credit limits are reviewed by the Rio Tinto Board at least annually. The limits are set to minimise the concentration of credit risk and therefore mitigate the potential for financial loss through counterparty failure.

The maximum credit risk exposure of the Group’s financial assets at the balance sheet date is as follows:

		2012	2011
	Note	US$m	US$m
Cash and cash equivalents	22	7,082	9,670
Trade and other receivables	18	6,338	6,738
Investments	21	432	738
Derivative assets	21	403	478
Total		14,255	17,624

(v) Liquidity and Capital risk management

Management policy

The Group’s overriding objective when managing capital is to safeguard the business as a going concern whilst maximising returns for the companies’ shareholders. In practice, this involves regular reviews by the Board and senior management. These reviews take into account the Group’s strategic priorities, economic and business conditions and opportunities that are identified to invest across all points of the commodities cycle, and the focus on the progressive dividend policy, whilst also striving to maintain the Group’s overall credit rating. The resulting capital structure provides the Group with a high degree of financial flexibility at a low cost of capital.

To maintain an overall credit rating, the Group considers various financial metrics including the overall level of borrowings and their maturity profile, liquidity levels, total capital, cash flow, EBITDA and interest cover ratios either on a statutory reported basis or as expected to be adjusted by the credit rating agencies.

190    Rio Tinto 2012 Annual report

The Group’s total capital, which is defined as equity attributable to owners of Rio Tinto plus equity attributable to non-controlling interests plus net debt, amounted to US$77 billion at 31 December 2012 (2011: US$68 billion).

	2012	2011
Total capital	US$m	US$m
Equity attributable to owners of Rio Tinto (see Group statement of financial position)	46,865	52,539
Equity attributable to non-controlling interests (see Group statement of financial position)	11,156	6,669
Net debt (note 25)	19,261	8,451
Total capital	77,282	67,659

Net debt is a measure used by management and the Board of Directors to manage the Group’s capital structure and liquidity risks and therefore is linked to the Group’s financial and operational excellence strategic driver. It is also used to manage the Group’s interest rate risks and foreign exchange risks on borrowings and cash. Net debt is disclosed and defined in note 25. Net debt increased from US$8.5 billion at 31 December 2011 to US$19.3 billion at 31 December 2012 as operating cash inflows were offset by outflows relating to capital expenditure, acquisitions, the increase in the dividend and the share buy-back programme. Net debt to total capital was 25 per cent at 31 December 2012 (2011: 12 per cent) and interest cover was 13 times (2011: 27 times).

The unified credit status of the Group is maintained through cross guarantees whereby contractual obligations of Rio Tinto plc and Rio Tinto Limited are automatically guaranteed by the other.

The Group has access to various forms of financing including its US Shelf Programme, European Debt Issuance Programme, Commercial Paper and credit facilities. In March 2012, under its US Shelf Programme, the Group issued four Rio Tinto Finance (USA) Plc bonds amounting to a US$500 million 1.125% bond due 2015, a US$500 million 2.0% bond due 2017, a US$1,000 million 3.5% bond due 2022 and a US$500 million 4.75% bond due 2042. In August 2012, the Group issued three Rio Tinto Finance (USA) plc bonds amounting to a US$1,250 million 1.625% bond due 2017, a US$1,000 million 2.875% bond due 2022 and a US$750 million 4.125% bond due 2042. In December 2012, under its European Debt Issuance Programme, the Group issued three Rio Tinto Finance plc bonds amounting to a EUR750 million 2.0% bond due 2020, a EUR500 million 2.875% bond due 2024 and a GBP500 million 4.0% bond due 2029. The Euro denominated bonds were swapped using cross currency interest rate swaps to US dollar floating rate bonds and the GBP bond was swapped to a US dollar fixed rate bond.

In May 2011, the Group issued three Rio Tinto Finance (USA) Limited bonds amounting to a US$700 million 2.5% bond due 2016, a US$1,000 million 4.125% bond due 2021 and a US$300m 5.2% bond due 2040. This was followed by the issuance of three further Rio Tinto Finance (USA) Limited bonds in September 2011 amounting to a US$500 million 2.25% bond due 2016, a US$1,150 million 3.75% bond due 2021 and a US$350 million 5.2% bond due 2040.

During the last quarter of 2012, the Group entered into bi-lateral bank facility agreements amounting to US$2 billion in aggregate. The facilities are denominated in US dollars and have a term of one year that is extendable, at the Group’s option, by a further 364 days. At 31 December, the facilities were undrawn. Any borrowings under each facility are at prevailing LIBOR rates plus an agreed margin dependent on the amount of drawdown and the credit rating of the Group. The facilities are not subject to financial covenants.

In November 2010, the Group entered into a US$6 billion multi-currency committed revolving credit facility maturing in November 2015 with its relationship banks. At 31 December 2012, the facility was undrawn. Any borrowings under this facility are at prevailing LIBOR rates plus an agreed margin dependent on the amount of drawdown and the credit rating of the Group. The facility is not subject to any financial covenants. The overall agreement also enables same day access to a US$ swing-line facility. The funds available under the facility agreement may be used for general corporate purposes of the Group.

In February 2011, the Group commenced a US$5 billion share buy-back programme which, subject to market conditions, was intended to be completed by the end of 2012. In August 2011, the share buy-back programme was increased by US$2 billion to US$7 billion and the completion date accelerated to March 2012. At 31 December 2011, 91 million Rio Tinto plc shares had been bought back at a total cost of US$5.5 billion. During 2012 a further 26 million Rio Tinto plc shares were bought back at a total cost of US$1.5 billion.

In 2011, Oyu Tolgoi LLC (OT) received additional funding through shareholder loans from wholly owned subsidiaries of Turquoise Hill Resources Ltd. (Turquoise Hill, formerly Ivanhoe Mines Limited, an EAU in 2011) which amounted to US$2.2 billion. Of this funding, Turquoise Hill (an EAU in 2011) was funded US$1.7 billion by Rio Tinto. Turquoise Hill became a subsidiary during 2012. For further details, refer to note 38 ‘Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses’.

riotinto.com    191

Notes to the 2012 financial statements continued

31    Financial instruments and risk management continued

A (c) Financial liability analysis

The table below analyses the Group’s financial liabilities by relevant maturity groupings based on the remaining period from the statement of financial position date to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances will not necessarily agree with the amounts disclosed in the statement of financial position.

At 31 December 2012

(Outflows)/Inflows	Within 1 year or on demand US$m	Between 1 and 2 years US$m	Between 2 and 3 years US$m	Between 3 and 4 years US$m	Between 4 and 5 years US$m	After 5 years US$m	Total US$m
Non-derivative financial liabilities
Trade and other payables	(7,612)	(147)	–	–	–	–	(7,759)
Borrowings before swaps	(2,199)	(2,627)	(1,798)	(1,342)	(2,054)	(16,328)	(26,348)
Expected future interest payments(a)	(1,072)	(970)	(878)	(847)	(821)	(6,891)	(11,479)
Other financial liabilities	(49)	(90)	(31)	(5)	(5)	–	(180)
Derivative financial liabilities(c)
Derivatives related to net debt – net settled(a)	–	–	–	–	–	–	–
Derivatives related to net debt – gross settled(a):
– gross inflows	80	80	80	80	80	1,359	1,759
– gross outflows	(71)	(71)	(71)	(71)	(71)	(1,297)	(1,652)
Total	(10,923)	(3,825)	(2,698)	(2,185)	(2,871)	(23,157)	(45,659)

At 31 December 2011

(Outflows)/Inflows	Within 1 year or on demand US$m	Between 1 and 2 years US$m	Between 2 and 3 years US$m	Between 3 and 4 years US$m	Between 4 and 5 years US$m	After 5 years US$m	Total US$m
Non-derivative financial liabilities
Trade and other payables	(7,724)	(397)	–	–	–	–	(8,121)
Borrowings before swaps	(1,264)	(1,226)	(2,696)	(1,056)	(1,233)	(13,492)	(20,967)
Expected future interest payments(a)	(1,093)	(830)	(713)	(630)	(606)	(4,794)	(8,666)
Other financial liabilities	(246)	(255)	(27)	(15)	(16)	(4)	(563)
Derivative financial liabilities(c)
Derivatives related to net debt – net settled(a,b)	(1,400)	(1)	–	–	–	–	(1,401)
Derivatives related to net debt – gross settled(a):
– gross inflows	–	–	–	–	–	–	–
– gross outflows	–	–	–	–	–	–	–
Total	(11,727)	(2,709)	(3,436)	(1,701)	(1,855)	(18,290)	(39,718)

(a)	Interest payments have been projected using interest rates applicable at 31 December. Where debt is subject to variable interest rates, future interest payments are subject to change in line with market rates.
(b)	In 2011, Turquoise Hill (formerly Ivanhoe Mines Limited) was treated as an EAU. In this financial year, the Group agreed to provide Turquoise Hill with an interim loan facility of US$1,800 million while Rio Tinto and Turquoise Hill work together to complete project financing for the development of the Oyu Tolgoi copper-gold project. At 31 December 2011, US$1,399 million of the facility remained undrawn and was reflected in amounts due within 1 year or on demand. During 2012, the company became a subsidiary and the facility is now reported as an intragroup borrowing.
(c)	The maturity grouping is based on the earliest payment date.
(d)	The maximum carrying value of borrowings repayable, after the impact of swaps, in any financial year is US$2.7 billion (2011: US$2.7 billion).

192    Rio Tinto 2012 Annual report

B Derivative financial instruments

The Group’s derivatives, including embedded derivatives, as at 31 December 2012, are summarised below:

	Total fair Value
Derivatives designated as hedges	2012 Asset US$m	Liability US$m	2011 Asset US$m	Liability US$m
Copper forward contracts(a)	–	–	–	(210)
Aluminium forward contracts(b)	–	–	72	–
Aluminium forward contracts embedded in electricity purchase contracts(c)	10	–	14	–
Interest rate swaps(d)	346	–	341	(1)
Cross currency interest rate swaps(e)	–	(44)	–	–
Total derivatives designated as hedges	356	(44)	427	(211)

Derivatives not designated as hedges	US$m	US$m	US$m	US$m
Currency forward contracts and swaps	4	(4)	22	(6)
Aluminium forward contracts(b)	17	(10)	19	(34)
Aluminium options embedded in electricity purchase contracts(c)	25	(15)	1	(15)
Aluminium forward contracts embedded in electricity purchase contracts(c)	–	–	3	–
Other embedded derivatives	–	(11)	–	(32)
Interest rate swaps(d)	1	–	6	(1)
Currency options embedded in borrowing contracts	–	(9)	–	–
Total derivatives not designated as hedges	47	(49)	51	(88)

Total derivative instruments	403	(93)	478	(299)

Analysed by maturity:
Less than 1 year	25	(23)	120	(184)
Between 1 and 5 years	73	(17)	104	(115)
More than 5 years	305	(53)	254	–
Total	403	(93)	478	(299)
Total net derivative instruments	310		179

Reconciliation to statement of financial position	2012 US$m	2011 US$m
– non-current assets (note 21)	378	358
– current assets (note 21)	25	120
– current liabilities (note 23)	(23)	(184)
– non-current liabilities (note 23)	(70)	(115)
Total net derivatives instruments, detailed above	310	179

(a)	The copper forward contracts were entered into as a condition of the refinancing of Palabora in 2005, and to reduce the Group’s exposure to movements in the copper price. The balance at 31 December 2012 is included within assets held for sale (see note 20).
(b)	The aluminium forward contracts were entered into to convert aluminium sales made at a fixed price to LME cash and to hedge the sales from high cost smelters.
The ineffective portion arising from cash flow hedges recognised in the income statement was a gain of US$6 million pre tax.
The aluminium forward contracts which were taken out to convert aluminium sales made as a fixed price to LME cash are not designated as hedges as they largely offset.
(c)	Aluminium embedded derivatives (forward contracts and options) are contained within certain aluminium smelter electricity purchase contracts. These contracts reduce the Group’s exposure to movements in the aluminium price.
(d)	The interest rate swaps are used to convert certain fixed rate borrowings to a floating rate. For further details, see note 23 ‘Borrowings and other financial liabilities’.
(e)	The cross currency interest rate swaps are used to convert non US dollar denominated borrowings to either fixed or floating US dollar borrowings. For further details see note 23 ‘Borrowings and other financial liabilities’.

riotinto.com    193

Notes to the 2012 financial statements continued

31    Financial instruments and risk management continued

C Fair values

The carrying amounts and fair values of all of the Group’s financial instruments which are not carried at an amount which approximates their fair value at 31 December are shown in the following table. The fair values of the Group’s cash, short term borrowings and loans to equity accounted units approximate their carrying values as a result of their short maturity or because they carry floating rates of interest (see note 1(p)).

	31 December 2012		31 December 2011
	Carrying value US$m	Fair value US$m	Carrying value US$m	Fair value US$m
Short term borrowings (note 23)	(2,205)	(2,224)	(1,263)	(1,265)
Medium and long term borrowings (note 23)	(24,463)	(27,260)	(20,185)	(21,863)

C (a) Valuation hierarchy

The table below shows the financial instruments carried at fair value by valuation method at 31 December 2012:

	Total	Level 1(a)	Level 2(b)	Level 3(c)	Not held at fair value
Assets
Equity shares and quoted funds (note 21)	476	300	16	160	–
Other investments, including loans (note 21)	432	136	6	118	172
	908	436	22	278	172
Derivatives(d)
Forward contracts: designated as hedges (Section B)	10	–	–	10	–
Forward contracts and option contracts, not designated as hedges
(Section B)	6	–	4	2	–
Derivatives related to net debt (Section B)	294	–	294	–	–
	1,218	436	320	290	172

The table below shows the financial instruments carried at fair value by valuation method at 31 December 2011:

	Total	Level 1(a)	Level 2(b)	Level 3(c)	Not held at fair value
Assets
Equity shares and quoted funds (note 21)	702	643	14	45	–
Other investments, including loans (note 21)	738	145	–	193	400
	1,440	788	14	238	400
Derivatives(d)
Forward contracts: designated as hedges (Section B)	(124)	–	(138)	14	–
Forward contracts and option contracts, not designated as hedges
(Section B)	(42)	1	(32)	(11)	–
Derivatives related to net debt (Section B)	345	–	345	–	–
	1,619	789	189	241	400

(a)	Valuation is based on unadjusted quoted prices in active markets for identical financial instruments. This category includes listed equity shares and other quoted funds.
(b)	Valuation is based on inputs that are observable for the financial instruments which includes quoted prices for similar instruments or identical instruments in markets which are not considered to be active or either directly or indirectly based on observable market data.
(c)	Valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).
(d)	The net asset or liability derivative balance for the three different categories reconcile to the net asset and liability balances presented in B.

C (b) Level 3 Financial assets and Financial liabilities

The table below shows the summary of changes in the fair value of the Group’s level 3 financial assets and financial liabilities for the year ended 31 December 2012 and 31 December 2011.

	31 December 2012 Level 3 financial assets and financial liabilities	31 December 2011 Level 3 financial assets and financial liabilities
Opening balance	241	185
Currency translation adjustments	2	(2)
Realised gains to income statement	17	17
Unrealised losses to income statement	(1)	30
Unrealised losses to comprehensive income	(18)	14
Additions	17	6
Disposals	(75)	(9)
Closing balance	183	241
Total losses for the year included in the income statement for assets and liabilities held at year end	17	26

194    Rio Tinto 2012 Annual report

32    Contingent liabilities and commitments

	2012	2011
	US$m	US$m
Capital commitments (including those related to joint ventures and associates)(a)
Within 1 year	11,487	9,700
Between 1 and 3 years	1,399	3,300
Between 3 and 5 years	127	41
After 5 years	38	–
Total	13,051	13,041

(a)	Capital commitments incurred by the Group relating to joint ventures and associates amount to US$1,180 million (2011: US$215 million). Capital commitments incurred jointly with other venturers (Rio Tinto share) relating to joint ventures amount to US$208 million (2011: US$1,260 million).

Operating leases

The aggregate amount of minimum lease payments under non cancellable operating leases are as follows:

	2012	2011
	US$m	US$m
Within 1 year	415	523
Between 1 and 3 years	690	766
Between 3 and 5 years	555	564
After 5 years	852	1,052
	2,512	2,905

Unconditional purchase obligations

The aggregate amount of future payment commitments for the next 5 years under unconditional purchase obligations outstanding at 31 December was:

	2012	2011
	US$m	US$m
Within 1 year	2,700	2,578
Between 1 and 2 years	2,321	2,080
Between 2 and 3 years	2,428	1,748
Between 3 and 4 years	2,239	1,631
Between 4 and 5 years	2,040	1,580
After 5 years	12,822	12,303
	24,550	21,920

Unconditional purchase obligations relate to commitments to make payments in the future for fixed or minimum quantities of goods or services at fixed or minimum prices. The future payment commitments set out above have not been discounted and mainly relate to commitments under ‘take or pay’ power and freight contracts. They exclude unconditional purchase obligations of jointly controlled entities, apart from those relating to the Group’s tolling arrangements.

	2012	2011
	US$m	US$m
Contingent liabilities (excluding those relating to joint ventures and associates)
Indemnities and other performance guarantees(a)	766	706
Contingent liabilities relating to joint ventures and associates(b)
Share of contingent liabilities of joint ventures and associates	225	–
Incurred in relation to interests in joint ventures	309	147
Incurred in relation to other venturers’ contingent liabilities	64	78

(a)	Indemnities and performance guarantees represent the potential outflow of funds from the group for the satisfaction of obligations under contractual arrangements (for example undertakings related to rehabilitation activities and supplier agreements) not provided for in the statement of financial position, where the likelihood of the guarantees or indemnities being called is assessed as possible rather than probable or remote.
(b)	Amounts disclosed include those arising as a result of the Group’s investments in both jointly controlled assets and jointly controlled entities.

There are a number of legal claims currently outstanding against the Group. No material loss to the Group is expected to result from these claims.

riotinto.com    195

Notes to the 2012 financial statements continued

33    Average number of employees

	Subsidiaries and proportionally consolidated units			Equity accounted units (Rio Tinto share)(a)			Group Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
The principal locations of employment were:
Australia and New Zealand	23,767	20,875	18,772	2,342	2,544	2,428	26,109	23,419	21,200
Canada	13,410	13,689	13,418	278	295	295	13,688	13,984	13,713
Europe	5,760	6,601	15,205	3,184	3,377	223	8,944	9,978	15,428
Africa	7,055	6,107	5,451	2,226	2,328	2,204	9,281	8,435	7,655
United States	4,564	4,995	6,416	375	406	721	4,939	5,401	7,137
Mongolia	2,904	1,131	–	–	358	490	2,904	1,489	490
Indonesia	2,467	2,325	2,261	–	–	13	2,467	2,325	2,274
South America	235	347	430	1,307	1,221	1,175	1,542	1,568	1,605
Other countries	1,143	895	869	202	436	343	1,345	1,331	1,212
Discontinued operations	–	–	6,180	–	–	–	–	–	6,180
	61,305	56,965	69,002	9,914	10,965	7,892	71,219	67,930	76,894

(a)	Employee numbers, which represent the average for the year, include 100 per cent of employees of subsidiary companies. Employee numbers for proportionally consolidated and equity accounted units are proportional to the Group’s interest. Average employee numbers include a part year effect for companies acquired or disposed of during the year.
Part time employees are included on a full time equivalent basis. Temporary employees are included in employee numbers.
People employed by contractors are not included.

196    Rio Tinto 2012 Annual report

34 Principal subsidiaries and consolidated operations

At 31 December 2012

Company and country of incorporation/operation	Principal activities	Class of shares held	Proportion of class held (%)		Group interest (%)
Australia
Argyle Diamond Limited	Mining and processing of diamonds	Ordinary	100		100
Coal & Allied Industries Limited(a)	Coal mining	Ordinary	80		80
Dampier Salt Limited	Salt production	Ordinary	68.40		68.40
Energy Resources of Australia Limited	Uranium mining	Class A	68.39		68.39
Hamersley Iron Pty Limited	Iron ore mining	Ordinary	100		100
Queensland Coal Pty Limited(b)	Coal mining	Ordinary	100		100
Rio Tinto Aluminium (Holdings) Limited	Bauxite mining; alumina production; primary aluminium smelting	Ordinary	100		100
Canada
Rio Tinto Canada Uranium Corporation	Uranium projects	Common shares	100		100
Iron Ore Company of Canada Inc.(c)	Iron ore mining; iron ore pellets	Common shares	58.72		58.72
QIT-Fer et Titane Inc.	Titanium dioxide feedstock;	Common shares	100		100
	high purity iron and steel	Class B preference	100		100
		shares
		CAD 0.01 preferred shares	100		100
Rio Tinto Alcan Inc.	Bauxite mining; alumina refining; production of specialty alumina; aluminium smelting; engineered products	Common shares	100		100
Turquoise Hill Resources Ltd(d)	Copper and gold mining	Common	50.82		50.82
Guinea
Simfer S.A.	Iron ore project	Common	95		50.35
Madagascar
QIT Madagascar Minerals SA(e)	Ilmenite mining		80		85
Mongolia
Oyu Tolgoi LLC	Copper and gold mining (in development)	(f)	–		33.54
Mozambique
Riversdale Mining Limited(g)	Coal mining (in development) and exploration	Common shares	100		100
Namibia
Rössing Uranium Limited(h)	Uranium mining	B N$1	71.16	}	68.58
		C N10c	70.59
South Africa
Palabora Mining Company Limited	Copper mining, smelting and refining	Ordinary R1	72.90		57.70
Richards Bay Titanium (Proprietary) Limited(i)	Titanium dioxide/high purity iron production	B Ordinary	100	}
		B preference	100		74
		BHP Billiton preference	100
Richards Bay Mining (Proprietary) Limited(i)	Ilmenite, rutile and zircon mining	B Ordinary	100	}
		B Preference	100		74
		BHP Billiton preference	100
United States of America
Kennecott Holdings Corporation (including Kennecott Utah Copper, Kennecott Land and Kennecott Exploration)	Copper and gold mining, smelting and refining, land development and exploration activities	Common US$0.01	100		100
U.S. Borax Inc.	Mining, refining and marketing of borates	Common US$0.10	100		100

The Group comprises a large number of companies and it is not practical to include all of them in this list. The list therefore only includes those companies that have a more significant impact on the profit or assets of the Group. The Group’s principal subsidiaries are mostly held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

(a)	Of the Group’s 80 per cent interest in Coal & Allied Industries Limited, an indirect share of 4.29 per cent, purchased during 2011, is held through its investment in an equity accounted unit.
(b)	Queensland Coal Pty Limited is the main legal entity that owns the shares shown in note 37 of Hail Creek, Blair Athol, Clermont and Kestrel.
(c)	This entity is incorporated in the United States of America but operates in Canada.
(d)	The Group obtained a controlling 51 per cent stake in Ivanhoe Mines Limited (‘Ivanhoe’) on 24 January 2012. Ivanhoe was renamed Turquoise Hill Resources Ltd. (‘Turquoise Hill’) on 2 August 2012. Refer to note 38 for further details relating to the consolidation of Turquoise Hill.
(e)	The Group’s shareholding in QIT Madagascar Minerals SA carries 80 per cent of the total voting rights through common shares. The Group owns 85 per cent of the capital of QIT Madagascar Minerals SA through common shares and investment certificates (“certificats d’investissement”).
(f)	The Group holds no direct equity interest in Oyu Tolgoi LLC (OT). This entity is consolidated by virtue of contractual rights which permit the exercise of control over certain policies and activities of OT. The Group interest of 33.54 per cent arises through its 51 per cent investment in Turquoise Hill; Turquoise Hill owns 66 per cent of OT.
(g)	This entity is incorporated in Australia but operates in Mozambique.
(h)	The Group’s shareholding in Rössing Uranium Limited carries 35.54 per cent of the total voting rights. Rössing is consolidated by virtue of Board control.
(i)	Additional classes of shares issued by Richards Bay Titanium (Proprietary) Limited and Richards Bay Mining (Proprietary) Limited representing non-controlling interests are not shown. The Group’s total legal and beneficial interest in Richards Bay Titanium (Proprietary) Limited and Richards Bay Mining (Proprietary) Limited is 74 per cent.

riotinto.com    197

Notes to the 2012 financial statements continued

35     Principal jointly controlled entities

At 31 December 2012

Company and country of incorporation/operation	Principal activities	Number of shares held	Class of shares held	Proportion of class held (%)		Group interest (%)
Australia
Boyne Smelters Limited(a)	Aluminium smelting	153,679,560	Ordinary	59.4		59.4
Queensland Alumina Limited(a)	Alumina production	1,769,600	Ordinary	80		80
Chile
Minera Escondida Limitada(b)	Copper mining and refining			30		30
Mozambique
Rio Tinto Benga (Mauritius) Limited(a)(c)	Coal mining (in development) and exploration	474,591,847	Class A	65		65
		65	Management	65		65
New Zealand
New Zealand Aluminium Smelters Limited(a)	Aluminium smelting	24,998,400	Ordinary	79.4		79.4
Norway
Sor-Norge Aluminium A.S.	Aluminium smelting	500,000	Ordinary B	50		50
Oman
Sohar Aluminium Company L.L.C.	Aluminium smelting/power generation	37,500	Ordinary	20		20
United States of America
Halco (Mining) Inc.	(d)	4,500	Common	45		45
Pechiney Reynolds Quebec Inc.	(e)	100	Common	50	}	50.3
		1	Preferred	100

The Group has joint control of the above operations which are independent legal entities and therefore includes them in the financial statements using the equity accounting method.

The Group comprises a large number of operations and it is not practical to include all of them in this list. The list therefore only includes those jointly controlled entities that have a more significant impact on the profit or operating assets of the Group.

The Group’s principal jointly controlled entities are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

With the exception of footnotes (c) to (e), all jointly controlled entities operate mainly in the countries in which they are incorporated.

(a)	While the Group holds more than a 50 per cent interest in these entities, other participants have veto rights over operating, financing and strategic decision making. Accordingly, the Group does not have the ability to unilaterally control, and therefore does not consolidate these entities.
(b)	The year end of Minera Escondida Limitada is 30 June. However, the amounts included in the consolidated financial statements of Rio Tinto are based on accounts of Minera Escondida Limitada that are coterminous with those of the Group.
(c)	This entity is incorporated in Mauritius but operates mainly in Mozambique, where it has a 100% interest in Riversdale Mozambique Limitada, a coal mine located in Tete, Mozambique.
(d)	Halco has a 51 per cent indirect interest in Compagnie des Bauxites de Guinée, a bauxite mine, the core assets of which are located in Guinea.
(e)	Pechiney Reynolds Quebec has a 50.1 per cent interest in the Aluminerie de Becancour aluminium smelter, which is located in Canada.

36     Principal associates

At 31 December 2012

Company and country of incorporation/operation	Principal activities	Number of shares held	Class of shares held	Proportion of class held (%)		Group interest (%)
Brazil
Mineração Rio do Norte S.A.(a)	Bauxite mining	25,000,000	Ordinary	12.5	}	12
		47,000,000	Preferred	11.8
Cameroon
Compagnie Camerounaise de l’Aluminum	Aluminium smelting	1,623,127	Ordinary	46.7		46.7

The Group’s principal associates are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

The Group comprises a large number of operations and it is not practical to include all of them in this list. The list therefore only includes those associates that have a more significant impact on the profit or operating assets of the Group.

(a)	Mineração Rio do Norte S.A. is accounted for as an associated company because the Group has significant influence through representation on its Board of Directors.

198    Rio Tinto 2012 Annual report

37     Principal jointly controlled assets and other proportionally consolidated units

At 31 December 2012

Name and country of operation	Principal activities	Group interest (%)
Australia
Tomago Aluminium Joint Venture	Aluminium smelting	51.6
Bengalla(a)	Coal mining	32
Blair Athol Coal(b)	Coal mining	71.2
Clermont Coal	Coal mining	50.1
Hail Creek	Coal mining	82
Kestrel	Coal mining	80
Mount Thorley(c)	Coal mining	64
Warkworth(d)	Coal mining	44.5
Northparkes Mine	Copper/gold mining and processing	80
Gladstone Power Station	Power generation	42.1
Robe River Iron Associates(e)	Iron ore mining	53
Hope Downs Joint Venture	Iron ore mining	50
Brazil
Consórcio de Alumínio Maranhão	Alumina production	10
Canada
Alouette	Aluminium production	40
Diavik	Mining and processing of diamonds	60
Indonesia
Grasberg expansion	Copper and gold mining	40

The Group comprises a large number of operations, and it is not practical to include all of them in this list. The list therefore only includes those proportionally consolidated units that have a more significant impact on the profit or operating assets of the Group.

The Group’s proportionally consolidated units are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

(a)	The Group owns a 40 per cent interest in Bengalla through its 80 per cent investment in Coal and Allied, giving a beneficial interest to the Group of 32 per cent.
(b)	The Group has a direct interest of 57.2 per cent in Blair Athol Coal, and an additional 14 per cent interest through its investment in an equity accounted unit.
(c)	The Group owns an 80 per cent interest in Mount Thorley through its 80 per cent investment in Coal and Allied, giving a beneficial interest to the Group of 64 per cent.
(d)	The Group owns an 55.6 per cent interest in Warkworth through its 80 per cent investment in Coal and Allied, giving a beneficial interest to the Group of 44.5 per cent.
(e)	The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group’s net beneficial interest is therefore, 53 per cent, net of amounts attributable to outside equity shareholders.

38     Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses

2012 Acquisitions

Consolidation of Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Limited) excluding Oyu Tolgoi LLC

On 17 January 2012, Rio Tinto exercised its subscription right for anti-dilution. The subscription right entitled Rio Tinto to be issued 439,216 new shares in Ivanhoe Mines Limited (Ivanhoe) at a price of approximately US$19.38 per share, for total consideration of US$8 million, increasing the Group’s share in Ivanhoe to 48.97 per cent (from the 48.94 per cent ownership at 31 December 2011) after dilutive activity.

On 24 January 2012 (the acquisition date), Rio Tinto purchased 15,100,000 shares of Ivanhoe from the market, (two sellers in a privately negotiated share purchase transaction), to increase its holding in Ivanhoe from 48.97 per cent to 51.01 per cent. The shares were purchased for an aggregate of US$299 million (C$302 million) at a price per share of US$19.79 (C$20.00). After completion of the share purchase, Rio Tinto owned 377,397,658 common shares in Ivanhoe.

The 24 January 2012 acquisition gave Rio Tinto control of the assets in Ivanhoe other than those relating to Oyu Tolgoi LLC (OT) (the non OT assets). The non OT assets are primarily copper, gold and coal mining properties along with other exploration properties. The Group had previously gained control of OT in December 2010 by virtue of its contractual rights which permit it to exercise control over certain policies and activities of OT.

Rio Tinto’s move to a majority stake in Ivanhoe reinforced its commitment to developing OT as a low cost, long life asset in a sustainable and mutually beneficial manner with the Government and people of Mongolia. On 2 August 2012, Ivanhoe was renamed Turquoise Hill Resources Ltd. (Turquoise Hill).

100 per cent of the identifiable assets and liabilities of Ivanhoe not related to OT were consolidated from 24 January 2012.

riotinto.com    199

Notes to the 2012 financial statements continued

38	Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses continued

Provisional fair values on consolidation disclosed at 30 June 2012 have been revised to reflect new information that existed at the date of acquisition. This has reduced Rio Tinto’s share of net assets by US$136 million with the corresponding entry being mainly represented by a US$129 million increase in the loss on consolidation. Final fair values are disclosed below.

US$m
Property, plant & equipment	1,115
Cash	693
Debt including embedded derivatives related to debt	(377)
Other assets and liabilities	481
Non-controlling interests	(1,239)
Goodwill	166
Net attributable assets including goodwill at the acquisition date	839

Total consideration:
Fair value of the Group’s previous interest in Turquoise Hill (excluding OT)	678
Cash price for additional two per cent interest	299
Less: cash price attributed to OT	(78)
Less: cash price attributed to loans receivable from less payable to Rio Tinto Group companies	(60)
Total	839

Reconciliation of loss on consolidation
Fair value of the Group’s previous interest in Turquoise Hill (excluding OT)	678
Book value of the Group’s previous interest in Turquoise Hill (excluding OT)	(845)
Loss on consolidation	(167)

Reconciliation of amount included in the cash flow statement
Cash price paid for additional two per cent interest	299
Less: Cash acquired on acquisition	(693)
Net cash inflow included in the acquisition of subsidiaries line in the cash flow statement	(394)

As required by IFRS 3, the identifiable assets and liabilities exclude balances receivable by Turquoise Hill from OT and balances payable to Rio Tinto by Turquoise Hill. Under IFRS 3, such balances are deemed to be ‘settled’ at acquisition as they eliminate on consolidation. There was, however, no actual settlement of the balances and they remain due and payable. The element of the US$299 million cost of the additional two per cent interest in Turquoise Hill acquired which is deemed to relate to these balances is included in the US$394 million cash inflow on the acquisition of subsidiaries line of the cash flow statement. Shareholder loans of US$3.3 billion due from OT to Ivanhoe were included in the Group’s external borrowings at 31 December 2011 and there were other less material balances between the non OT assets and Rio Tinto subsidiaries which were included in the Group’s receivables and payables at 31 December 2011. At the date of gaining control these amounts totalled US$2.9 billion and eliminated with the newly consolidated balances of Turquoise Hill. Where applicable, the interest rate payable on these balances was determined to be a market rate and there was therefore no gain or loss on deemed settlement.

Non-controlling interests arise from the 49 per cent of the non OT assets of Turquoise Hill not owned by Rio Tinto and from the portions of the assets and liabilities of Turquoise Hill subsidiaries not owned 100 per cent by Turquoise Hill. Non-controlling interests are recognised at their proportionate share of the fair value of the identifiable assets and liabilities of the companies in which they hold an interest.

Goodwill arising on consolidation of US$166 million comprises control premium of US$129 million and US$37 million calculated in accordance with the requirement in IFRS to recognise a deferred tax liability on the difference between the fair value of newly consolidated assets and liabilities and their tax base. This goodwill is not deductible for tax purposes.

For the period since consolidation of Ivanhoe (excluding OT) on 24 January 2012, sales revenue and results for the non OT assets were not material to the consolidated income statement. The impact of consolidating the non OT assets on 1 January 2012 rather than 24 January 2012 would also not have been material.

Consolidation of Richards Bay Minerals

On 7 September 2012, Rio Tinto increased its holding in Richards Bay Minerals (RBM) to 74 per cent with consolidation effective from 3 September 2012, following the completion of its acquisition of BHP Billiton’s entire interests in RBM including BHP Billiton’s 37 per cent indirect equity voting interests in the RBM operating companies. The purchase price paid by Rio Tinto on completion was US$1.7 billion.

The acquisition price was US$1.9 billion before contractual adjustments for cash payments made by RBM to BHP Billiton since the acquisition trigger date of 1 February 2012. This price includes US$0.6 billion for BHP Billiton’s 37 per cent indirect equity interest in the RBM operating companies, US$1.0 billion for a 50 per cent interest in outstanding RBM shareholder financing arrangements and US$0.3 billion for a royalty stream.

The acquisition was the result of BHP Billiton exercising a put option as at 1 February 2012, previously agreed with Rio Tinto as part of RBM’s restructuring in 2009.

RBM is a South African mineral sands mining and processing operation located in Kwa-Zulu Natal. It is one of the world’s lowest cost producers of titanium dioxide feedstock and has mineralisation to support 20 years of production. Rio Tinto manages the RBM business and markets all of its products.

200    Rio Tinto 2012 Annual report

The remaining 26 per cent of RBM is owned by a consortium of local communities and businesses (24 per cent) and RBM employees (two per cent), in line with South Africa’s Broad Based Black Economic Empowerment (BBBEE) legislation.

Fair values on consolidation are provisional and will be subject to further review during the 12 months from 3 September 2012, being the effective date of consolidation.

Provisional fair value US$m
Property, plant & equipment	2,663
Inventory	792
Deferred tax liabilities	(957)
Borrowings	(163)
Cash less overdrafts	(7)
Other assets and liabilities	22
Non-controlling interests	(224)
Goodwill	811
Net attributable assets including goodwill at the acquisition date	2,937

Total consideration:
Provisional fair value of the Group’s previous interest in RBM	1,237
Option price	1,700
Total	2,937

Reconciliation of gain on consolidation
Provisional fair value of the Group’s previous interest in RBM	1,237
Book value of the Group’s previous interest in RBM	(258)
Recycled currency translation	(14)
Gain on consolidation	965

Reconciliation of amount included in the Group cash flow statement
Cash price paid under option	1,700
Add: Net overdrafts acquired on acquisition	7
Net cash outflow included in the acquisition of subsidiaries line in the Group cash flow statement	1,707

The majority of the goodwill arising on consolidation represents the amount calculated in accordance with the requirement in IFRS 3 to recognise a deferred tax liability on the difference between the provisional fair value of newly consolidated assets and liabilities and their tax base. This goodwill is not deductible for tax purposes.

For accounting purposes, the BBBEE shareholders’ interest in RBM is treated as an equity option and has been included in the table of provisional fair values on that basis within the non-controlling interests line.

Sales revenue of US$372 million and loss after tax of US$134 million is included in the 2012 income statement from 3 September 2012. In the period following consolidation of RBM, adjustments were made in respect of inventory on hand at the acquisition date which had been recognised at fair value on consolidation. These adjustments, which included amounts relating to inventory sold since 3 September 2012, totalled a charge of US$186 million (net of tax) and have been excluded from Underlying earnings. The pro forma consolidated results of the Group, if control had been gained on 1 January 2012, would have been US$51.9 billion sales revenue and the loss after tax would have been US$2.9 billion. In preparing the pro forma results, revenue and costs have been included from 1 January 2012 and intragroup transactions have been eliminated. A full year of depreciation has been charged on the provisional fair values determined at 3 September 2012. The actual RBM inventory write down included in the Group’s 2012 results has not been adjusted. A full year of interest charge has been assumed on the acquisition cost. Tax charge/relief has been assumed where relevant.

riotinto.com    201

Notes to the 2012 financial statements continued

38   Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses continued

2011 and 2010 Acquisitions

Rio Tinto Coal Mozambique (formerly Riversdale Mining Limited)

On 8 April 2011 (the acquisition date), Rio Tinto acquired a controlling 52.6 per cent interest in Riversdale Mining Limited (Riversdale) for US$1,713 million net of cash acquired. Subsequent to the acquisition date, Rio Tinto continued to increase its interest in Riversdale and on 7 July 2011, its interest increased to 100 per cent; consideration paid for the remaining 47.4 per cent was US$1,977 million. Riversdale was delisted on 7 July 2011 and subsequently renamed Rio Tinto Coal Mozambique (RTCM). Due to the mutual proximity of the dates of individual increases in Rio Tinto’s shareholding prior to the acquisition date, the transactions were accounted for as an acquisition taking place in only two stages, first the acquisition of a controlling interest on 8 April 2011, and second the purchase of additional interests after the acquisition date.

Provisional fair values on consolidation were determined for RTCM at 30 June 2011. The fair values were finalised by 8 April 2012, 12 months after the acquisition date. No adjustments were made.

Cash flows relating to the Group’s purchase of its interest in RTCM during 2011 were allocated between investing and financing activities in accordance with the presentation requirements for staged acquisitions under IAS 7, ‘Cash flow statements’.

Hathor Exploration Limited

During 2011, between April and October, Rio Tinto built up a 5.8 per cent interest in Hathor Exploration Limited (Hathor), an uranium exploration company listed on the Toronto Stock Exchange. In October, an all cash offer was made for the remaining shares. On 30 November 2011 the conditions of the offer were satisfied and Rio Tinto acquired a controlling interest of 70.2 per cent of Hathor. By 31 December 2011 the Group’s ownership had reached 88.0 per cent; by 12 January 2012 the remaining 12.0 per cent was acquired and Hathor has since been delisted from the Toronto Stock Exchange. Due to the mutual proximity of the dates of individual increases in Rio Tinto’s shareholding subsequent to the acquisition date, and before the end of the year, these transactions were accounted for as taking place in one stage, at 30 November (‘the acquisition date’), resulting in an ownership interest of 88 per cent being recognised.

Fair values recognised on acquisition were finalised by 30 November 2012, 12 months after the acquisition date. No adjustments were made.

Goodwill arising on acquisition comprised US$150 million, being Rio Tinto’s 88 per cent share of the amount calculated in accordance with IFRS to recognise a deferred tax liability on the difference between the provisional fair value of newly consolidated assets and liabilities with their tax base.

Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Limited)

During the year ended 31 December 2011, Rio Tinto increased its ownership of shares in Ivanhoe Mines Limited by 132.7 million (2010: 145.6 million), for aggregate consideration of US$1,860 million (2010: US$1,189 million), increasing its ownership from 40.3 per cent to 49.0 per cent (2010: from 19.7 per cent to 40.3 per cent).

Consolidation of Oyu Tolgoi

On 15 December 2010, Rio Tinto consolidated provisional fair values relating to OT, following the signing of a new agreement with Ivanhoe, under which Rio Tinto obtained contractual control over certain policies and activities of OT. No direct equity interest was acquired under the agreement and the existing equity arrangements were not changed as a result of the agreement. OT is owned 66 per cent by Ivanhoe and 34 per cent by the Government of Mongolia. The signing of the agreement did not affect the Government of Mongolia’s economic interest in OT.

The fair values were finalised by 15 December 2011, 12 months after the effective date of the agreement with Ivanhoe. During the course of the year ended 31 December 2011, certain reallocations between balance sheet categories were identified as additional information became available. An amount of US$1,087 million was reclassified to loans and borrowings, with corresponding adjustments of US$676 million to non-controlling interests and US$352 million to Investments in Equity Accounted Units.

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

Ivanhoe Mines Ltd

In addition to the agreement described above, during the year ended 31 December 2010 Rio Tinto also entered into the transactions described below, in relation to its investment in Ivanhoe Mines Ltd (Ivanhoe).

					Ownership after transaction
Date	Description	Shares acquired (million)	Price per Share C$	Aggregate consideration US$ million	Shares (million)%
1 March 2010	Share purchase	15.0	16.31	241	98.6	22.4
30 June 2010	Warrant exercise	46.1	US$8.54	393	144.7	29.6
13 September 2010	Debt facility conversion	40.1	US$10.00	(a)	184.8	34.9
13 September 2010	Anti-dilution warrants	0.6	3.15	2	185.4	34.9
15 December 2010	Series B warrants (partial)	33.8	US$8.88	300	219.2	38.6
15 December 2010	Share purchase from Robert Friedland	10.0	(b)	253	229.2	40.3
Total		145.6		1,189

(a)	On 13 September 2010, Rio Tinto increased its ownership to 34.9 per cent following automatic conversion of the US$350 million convertible debt facility Rio Tinto made available to Ivanhoe in 2007, which was fully drawn down by mid 2008. The outstanding principal and accrued interest (US$400 million) under the credit facility automatically converted on maturity into common shares at a price of US$10 per share.
(b)	The Robert Friedland share purchase has a price equal to the simple average of the closing price of Ivanhoe shares in the NYSE on the 20 days preceding 8 December 2010.

202    Rio Tinto 2012 Annual report

2012 Disposals

Alcan Cable

On 21 May 2012, Rio Tinto reached an agreement to sell Alcan Cable to General Cable Corporation. Divestment of the North American portion was completed on 5 September 2012 for US$171 million, with divestment of the Tianjin, China operation completing on 3 December 2012 for US$58 million. Disposal proceeds include initial working capital adjustments. Finalisation of working capital adjustment will take place in 2013.

Chalco Joint Venture and Settlement Agreement with Government of Guinea for the Simandou Iron Ore Project

On 24 April 2012, Rio Tinto and Chinalco’s listed subsidiary, Chalco, completed the formation of their joint venture (the JV) to develop and operate the Simandou iron ore project in Guinea, following the completion of all Chinese regulatory approvals. To complete their earn in, a consortium led by Chalco made a payment of US$1.35 billion, in line with an agreement reached with Rio Tinto on 29 July 2010.

Rio Tinto and the Chalco consortium now hold a 53 per cent and 47 per cent interest respectively in the JV through their investment in Simfer Jersey Ltd., a Rio Tinto subsidiary; this translates into a 50.35 per cent and 44.65 per cent interest in the Simandou project, through the JV’s 95 per cent interest in Simfer S.A. (Simfer), the Rio Tinto subsidiary which currently undertakes the various aspects of the Simandou project. The remaining five per cent is held by the International Finance Corporation, part of the World Bank.

Under the Settlement Agreement signed by Rio Tinto and the Government of Guinea (‘GoG’) on 22 April 2011, the Government has an option to take an interest of up to 35 per cent in Simfer, which will undertake the mining portion of the Simandou project in stages over a 20 year period.

The Settlement Agreement also provides for the transfer of ownership of railway and port infrastructure from Simfer to a newly formed Infrastructure SPV (InfraCo), with GoG entitled to take a 51 per cent interest in InfraCo. The other Simfer participants will take up an interest in the remaining portion of InfraCo equity in proportion to their relative interests in Simfer.

The infrastructure will be transferred to GoG ownership after 25 to 30 years. Simfer will retain its status as a foundation customer.

Certain provisions of the Settlement Agreement, including the GoG participation regime changes, require amendment to Simfer’s current mining convention (Mining Convention), requires legislative ratification in order for these provisions to have full effect.

Both prior to and post participation by Chalco and GoG, Rio Tinto will retain control of Simfer and, therefore, the mining portion of the Simandou project. As such, Rio Tinto will continue to consolidate its interest in Simfer as a subsidiary. Contributions to funding made by Chalco to acquire its interest in the JV by purchasing a 47 per cent interest in Simfer Jersey Ltd during 2012, were credited to equity and included within financing cash flows in the Group cash flow statement. The effect on the Group of the options granted to GoG will be recognised upon legislative ratification of the amendments to the Mining Convention discussed above.

The eventual basis of consolidation of InfraCo remains to be determined pending finalisation of the detailed infrastructure agreements.

Other disposals

On 1 August 2012, Rio Tinto completed divestment of its Specialty Alumina businesses to H.I.G., and on 19 December 2012, sold the Lynemouth Power Station in the UK to RWE. The terms of these transactions are confidential. Together these disposals resulted in a post tax profit of US$16 million.

2011 Disposals

Constellium (formerly Alcan Engineered Products)

On 4 January 2011, Rio Tinto completed the divestment of 61 per cent of Alcan Engineered Products (AEP) to certain investment funds affiliated with Apollo Global Management, LLC (Apollo) and the Fonds Strategique d’Investissement (FSI). The terms of the transaction are confidential. AEP was rebranded as Constellium on 3 May 2011.

Apollo is now the majority shareholder in Constellium (formerly AEP) with a 51 per cent stake in a new holding company for AEP, with the FSI holding 10 per cent. Rio Tinto holds a 36 per cent stake and accounts for its interest in Constellium as an equity accounted unit.

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

Rio Tinto’s 75.7 per cent owned subsidiary Coal & Allied sold the Maules Creek project to Aston Resources, a private Australian company, for A$480 million (US$427 million).

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

riotinto.com    203

Notes to the 2012 financial statements continued

39    Directors’ and key management remuneration

Aggregate remuneration, calculated in accordance with the Companies Act 2006, of the directors of the parent companies was as follows:

	2012 US$’000	2011 US$’000	2010 US$’000
Emoluments	11,165	10,145	11,384
Long term incentive plans	–	3,215	3,334
	11,165	13,360	14,718
Pension contributions: defined contribution plans	66	61	54
Gains made on exercise of share options	1,668	–	17,265

The Group defines key management personnel as the directors and members of the Executive Committee. The Executive Committee comprises the executive directors, product group chief executive officers (PGCEOs) and Group executives.

The aggregate remuneration incurred by Rio Tinto plc in respect of its directors was US$7,357,000 (2011: US$9,059,000; 2010: US$10,510,000). The aggregate pension contribution to defined contribution plans was nil (2011: nil, 2010: nil). The aggregate remuneration, including pension contributions and other retirement benefits, incurred by Rio Tinto Limited in respect of its directors was US$3,874,000 (2011: US$4,362,000; 2010: US$4,262,000). The aggregate pension contribution to defined contribution plans was US$66,000 (2011: US$61,000; 2010: US$54,000).

During 2012, three directors (2011: three; 2010: three) accrued retirement benefits under defined benefit arrangements, and one director (2011: one; 2010: one) accrued retirement benefits under defined contribution arrangements.

Emoluments included in the table above have been translated from local currency at the average rate for the year with the exception of bonus payments which, together with amounts payable under long term incentive plans, have been translated at the year end rate.

Detailed information concerning directors’ remuneration, shareholdings and options is shown in the Remuneration report, including Tables 1 to 5, on pages 92 to 125 of the 2012 Annual report.

Aggregate compensation, representing the expense recognised under IFRS, of the Group’s key management, including directors, was as follows:

	2012 US$’000	2011 US$’000	2010 US$’000
Short term employee benefits and costs	27,164	25,122	28,487
– Post employment benefits	5,121	4,542	3,984
– Share based payments	32,435	28,190	20,822
	64,720	57,854	53,293

The figures shown above include employment costs which comprise social security and accident premiums in the UK and US and payroll taxes in Australia paid by the employer as a direct additional cost of hire. In total, they amount to US$2,863,000 (2011: US$2,010,000; 2010: US$2,020,000) and although disclosed here, are not included in Table 1 of the Remuneration report.

Alan Davies received an interest free advance of A$55,600 (net) for home sale assistance in accordance with the terms and conditions of his international secondment, prior to his appointment to the Executive Committee. This advance is reimbursable to Rio Tinto if Mr Davies has not sold his home by 30 August 2014.

More detailed information concerning the remuneration of key management is shown in the Remuneration report, including Tables 1 to 5 on pages 114 to 125 of the 2012 Annual report.

204    Rio Tinto 2012 Annual report

40    Auditors’ remuneration

	2012 US$m	Restated(f) 2011 US$m	Restated(f) 2010 US$m
Group Auditors’ remuneration(a)
Audit of the company	3.1	2.8	2.7
Audit of subsidiaries	14.1	11.6	13.0
Total audit	17.2	14.4	15.7
Audit related assurance services	1.5	1.1	1.0
Other assurance services(b)	3.8	3.3	9.9
Total assurance services	5.3	4.4	10.9
Tax compliance(c)	0.3	0.3	0.1
Tax advisory services(c)	0.4	1.2	0.4
Services related to corporate finance transactions not covered above
– services in connection with bond issues/capital raising	0.6	0.5	0.3
– services in connection with divestment programme	0.3	2.0	5.0
Other non-audit services not covered above	0.5	1.1	0.9
Total non-audit services	2.1	5.1	6.7
	24.6	23.9	33.3
Remuneration payable to other accounting firms(d)
Audit of the accounts of the Group’s subsidiaries	2.9	2.6	2.6
Taxation services(c)	9.8	12.0	6.6
Financial systems design and implementation	0.5	0.8	–
Internal audit	9.5	10.5	6.5
Litigation services	0.1	0.3	0.4
Other services(e)	58.1	37.6	18.6
	80.9	63.8	34.7
Fees in respect of pension scheme audits	0.1	0.1	–
	81.0	63.9	34.7

(a)	The remuneration payable to PricewaterhouseCoopers, the Group Auditors, is approved by the Audit committee. The committee sets the policy for the award of non audit work to the auditors and approves the nature and extent of such work, and the amount of the related fees, to ensure that independence is maintained. The fees disclosed above consolidate all payments made to member firms of PricewaterhouseCoopers by the Companies and their subsidiaries, together with the Group’s share of the payments made by proportionally consolidated units. Non-audit services arise largely from assurance and/or regulation related work.
(b)	Other assurance services are mainly related to carve-out financial statements, sustainability assurance and limited assurance over the “Taxes paid” report.
(c)	“Taxation services” includes tax compliance and advisory services. Tax compliance involves the preparation or review of returns for corporation, income, sales and excise taxes. Tax advisory services includes advice on non recurring acquisitions and disposals, advice on transfer pricing and advice on employee global mobility.
(d)	‘Remuneration payable to other accounting firms’ does not include fees for similar services payable to suppliers of consultancy services other than accountancy firms.
(e)	‘Other services’ in 2012, 2011 and 2010 in respect of other accounting firms includes costs relating to capital raising, divestments and similar corporate services, pension fund and payroll administration, advice on accounting matters, secondments of accounting firms’ staff, forensic audit and other consultancy.
(f)	Comparatives have been restated to include payments to accounting firms for global expatriate tax services which are recharged to the Group by our relocation consultants.

riotinto.com    205

Notes to the 2012 financial statements continued

41    Related party transactions

Information about material related party transactions of the Rio Tinto Group is set out below:

Subsidiary companies and proportionally consolidated units

Details of investments in principal subsidiary companies are disclosed in note 34. Information relating to proportionally consolidated units can be found in note 37.

Equity accounted units

Transactions and balances with equity accounted units are summarised below. Purchases, trade and other receivables, and trade and other payables relate largely to amounts charged by jointly controlled entities for toll processing of bauxite and alumina. Sales relate largely to charges for supply of coal to jointly controlled marketing entities for onward sale to third party customers.

Income statement items	2012 US$m	2011 US$m	2010 US$m

Purchases from equity accounted units	(3,687)	(4,211)	(3,009)
Sales to equity accounted units	3,454	4,079	3,038

Cash flow statement items	US$m	US$m	US$m
Cash movement on EAU funded balances (note 25)	–	1,683	–
Net funding of equity accounted units	(311)	(745)	(154)

Statement of financial position items	US$m	US$m
Investments in equity accounted units (note 15)(a)	5,312	9,833
Loans to equity accounted units	287	589
Loans from equity accounted units	(183)	(3,472)
Trade and other receivables: amounts due from equity accounted units (note 18)	1,393	1,374
Trade and other payables: amounts due to equity accounted units (note 26)	(514)	(589)

(a)	Further information about investments in equity accounted units is set out in notes 35 and 36.

Pension funds

Information relating to pension fund arrangements is disclosed in note 46.

Directors and key management

Details of directors’ and key management remuneration are set out in note 39 and in the Remuneration report on pages 92 to 125.

42    Exchange rates in US$

The principal exchange rates used in the preparation of the 2012 financial statements are:

	Annual average			Year end
	2012	2011	2010	2012	2011	2010
Sterling	1.58	1.60	1.55	1.62	1.54	1.55
Australian dollar	1.04	1.03	0.92	1.04	1.01	1.02
Canadian dollar	1.00	1.01	0.97	1.00	0.98	1.00
South African rand	0.12	0.14	0.14	0.12	0.12	0.15
Euro	1.29	1.39	1.33	1.32	1.30	1.33

43    Bougainville Copper Limited (BCL)

Mining has been suspended at the Panguna mine since 1989. Safe mine access by company employees has not been possible since that time and an accurate assessment of the condition of the assets cannot therefore be made. Considerable funding would be required to recommence operations to the level which applied at the time of the mine’s closure in 1989. An Order of Magnitude study undertaken in 2008 indicates that costs in a range of US$2 billion to US$4 billion would be required to reopen the mine assuming all site infrastructure is replaced. The directors consider that the Group does not currently realise a benefit from its interest in BCL and therefore BCL information continues to be excluded from the financial statements. BCL reported a net loss of US$2 million for the financial year (2011: net loss of US$2 million). This is based upon actual transactions for the financial year. The aggregate amount of capital and reserves reported by BCL as at 31 December 2012 was US$137 million (2011: US$139 million). The Group owns 215,920,089 shares in BCL, representing 53.8 per cent of the issued share capital. The investment of US$195 million was fully provided against in 1991. At 31 December 2012, the number of shares in BCL held by the Group, multiplied by the share price as quoted in the Australian Securities Exchange, resulted in an amount of US$111 million (2011: US$164 million).

44    Events after the statement of financial position date

On 13 February 2013, Turquoise Hill Resources Ltd. (Turquoise Hill) signed a binding agreement with Sumeru Gold BV for the sale of its 50 per cent interest in Altynalmas Gold Ltd (‘Altynalmas’), which was acquired with Turquoise Hill on 24 January 2012, for a total cash consideration of US$300 million. Completion of the transaction is subject to customary closing conditions, including regulatory approvals from the Republic of Kazakhstan’s competent authorities. Altynalmas owns the Kyzyl Gold Project in north eastern Kazakhstan. The transaction is expected to close in the second quarter of 2013.

Other than the items above, no events were identified after the statement of financial position date which could be expected to have a material impact on the consolidated financial statements.

206    Rio Tinto 2012 Annual report

45    Share-based payments

Rio Tinto plc and Rio Tinto Limited (‘the Companies’) have a number of share based payment plans, which are described in detail in the Remuneration report. These plans have been accounted for in accordance with the fair value recognition provisions of ‘IFRS 2 Share-based Payment’.

The charge/(credit) that has been recognised in the income statement for Rio Tinto’s share-based compensation plans, and the related liability (for cash-settled plans), is set out in the table below.

	Charge/(credit) recognised for the year			Liability at the end of the year
	2012	2011	2010	2012	2011
	US$m	US$m	US$m	US$m	US$m
Equity-settled plans	242	157	119	–	–
Cash-settled plans	(3)	(1)	5	2	2
Total	239	156	124	2	2

As noted in note 38, the Group gained control of Turquoise Hill Resources Ltd. (Turquoise Hill), which is a publicly quoted company, from 24 January 2012. Turquoise Hill has its own share based payment plans. Turquoise Hill also has two publicly quoted subsidiaries, Ivanhoe Australia Limited and South Gobi Resources Limited which have their own share based payment plans. The share based payment charge for all of these plans under Rio Tinto accounting policies and adjusted for acquisition accounting was US$76 million. The 2012 charge reflected costs associated with management changes at Turquoise Hill in the first half of the year. Such costs are not expected to recur. The plans are not material to the Group’s income statement or statement of financial position. Turquoise Hill plans were not replaced with Rio Tinto plans on acquisition and as such their historical plans still apply.

The main Rio Tinto plc and Rio Tinto Limited plans are as follows:

Share Savings Plans

Awards under these plans are settled in equity and accounted for accordingly. The fair value of each award on the day of grant was estimated using a lattice-based option valuation model, including allowance for the exercise price being at a discount to market price.

No awards were granted under the Share Savings Plans in 2012 as these plans have been replaced by the Global Employee Share Plan.

Share Option Plan (SOP)

The Group has a policy of settling awards made under the SOP in equity, although the directors at their discretion can offer a cash alternative. The awards are accounted for in accordance with the requirements applying to equity-settled, share based payment transactions. The performance conditions in relation to Total Shareholder Return (TSR) have been incorporated in the measurement of fair value for these awards by modelling the correlation between Rio Tinto’s TSR and that of the index. The relationship between Rio Tinto’s TSR and the index was simulated many thousands of times to derive a distribution which, in conjunction with the lattice-based option valuation model, was used to determine the fair value of the options.

Share Ownership Plan

The fair values of awards of Matching and Free Shares made by Rio Tinto are taken to be the market value of the shares on the date of purchase. These awards are settled in equity. The total fair value of shares awarded during the year was US$3 million (2011: US$3 million).

Performance Share Plan

Participants are assigned shares in settlement of their awards and therefore the Plan is accounted for in accordance with the requirements applying to equity-settled share-based payment transactions. The fair value of the awards was calculated using a Monte Carlo simulation model taking into account the TSR performance conditions. In each case fair values were adjusted for non receipt of dividends between grant date and date of vesting (excluding awards for executive directors and product group CEOs). Forfeitures are assumed prior to vesting at three per cent per annum of outstanding awards (except for the 2009 awards which applied to senior executives only with no allowance for forfeitures).

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

Bonus Deferral Plan

The Bonus Deferral Plan was originally introduced during 2009 for the mandatory deferral of the 2008 bonuses for executive directors, product group executives and for other executives. Additional Bonus Deferral Awards were made in 2010 and 2011 for the mandatory deferral of 50 per cent of the bonuses for executive directors and product group executives and 10 per cent of the bonuses for other executives.

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

riotinto.com    207

Notes to the 2012 financial statements continued

45    Share-based payments continued

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

The key assumptions used in the valuations are noted in the table below:

Awards made in 2012	Risk-free interest rate %	Expected volatility %	Dividend yield %	Forfeiture rates %	Implied lifetime Years
Share Option Plan
– Rio Tinto plc	1.2	46.0	2.6	–	4.7
– Rio Tinto Limited	4.0	37.0	2.1	–	5.4

Summary of options outstanding

A summary of the status of the Companies’ equity-settled share option plans at 31 December 2012 is presented below.

Options outstanding at 31 December 2012	Number	Weighted average exercise price per option £/A$	Weighted average remaining contractual life Years	Aggregate intrinsic value 2012 US$m
Rio Tinto plc Share Savings Plan (£21 – £32)	1,046,692	26.19	1.7	15
Rio Tinto Limited Share Savings Plan (A$48 – A$67)	1,770,782	53.65	2.0	24
Rio Tinto plc Share Option Plan (£10 – £ 43)	3,306,883	24.47	5.3	63
Rio Tinto Limited Share Option Plan (A$17 – A$82)	918,458	47.49	5.1	20
	7,042,815			122

As at 31 December 2011 there were 8,475,949 options outstanding with an aggregate intrinsic value of US$117 million.

Options exercisable at 31 December 2012
Rio Tinto plc Share Option Plan (£10 – £23)	1,999,254	15.59	3.4	63
Rio Tinto Limited Share Option Plan (A$17–A$55)	664,632	36.89	4.1	21
	2,663,886			84

As at 31 December 2012, there were no options (2011: no options) exercisable under either the Rio Tinto plc or the Rio Tinto Limited Share Savings Plans.

The Management Share Plan, Performance Share Plan and Bonus Deferral Plan together represent 83% of the total IFRS 2 charge for Rio Tinto plc and Rio Tinto Limited plans.

A summary of the status of these plans at 31 December is presented overleaf.

208    Rio Tinto 2012 Annual report

Performance Share Plan

	Rio Tinto plc Awards				Rio Tinto Ltd Awards
	2012 Number	Weighted average fair value at grant date 2012 £	2011 Number	Weighted average fair value at grant date 2011 £	2012 Number	Weighted average fair value at grant date 2012 A$	2011 Number	Weighted average fair value at grant date 2011 A$
Non-vested shares at 1 January	2,473,203	33.67	2,475,349	27.37	1,204,561	71.24	1,289,576	57.09
Awarded	711,701	24.67	782,919	31.28	531,937	44.79	466,965	62.26
Forfeited	(44,625)	29.88	(36,018)	32.37	(24,794)	60.49	(24,040)	69.76
Failed performance conditions	(358,026)	40.69	(366,574)	10.49	(126,498)	89.65	(254,234)	28.96
Vested	(76,708)	35.08	(382,473)	10.35	(43,430)	82.61	(273,706)	28.64
Non-vested shares at 31 December	2,705,545	30.40	2,473,203	33.67	1,541,776	60.46	1,204,561	71.24

	2012 Number	Weighted average share price 2012 £	2011 Number	Weighted average share price 2011 £	2012 Number	Weighted average share price 2012 A$	2011 Number	Weighted average share price 2011 A$
Shares issued in respect of vested awards during the year	76,708	36.40	382,473	43.27	43,430	67.01	273,706	87.81

In addition to the equity-settled awards shown above, there were 2,405 Rio Tinto plc cash-settled awards outstanding at 31 December 2012. The total liability for these awards at 31 December 2012 was less than US$1 million (2011: less than US$1 million).

Management Share Plan and Bonus Deferral Plan

	Rio Tinto plc Awards				Rio Tinto Ltd Awards
	2012 Number	Weighted average fair value at grant date 2012 £	2011 Number	Weighted average fair value at grant date 2011 £	2012 Number	Weighted average fair value at grant date 2012 A$	2011 Number	Weighted average fair value at grant date 2011 A$
Non-vested awards at 1 January	2,565,372	30.05	2,758,763	27.58	1,574,088	65.23	1,475,544	62.46
Awarded	819,564	35.48	828,730	39.83	749,616	64.16	544,812	79.60
Forfeited	(135,133)	37.68	(179,131)	30.92	(62,583)	71.73	(67,699)	61.31
Expired	(3,411)	17.32	(382)	46.13	(4,032)	48.32	–	–
Vested	(1,173,263)	20.34	(842,608)	31.39	(682,936)	48.60	(378,569)	75.81
Non-vested awards at 31 December	2,073,129	37.21	2,565,372	30.05	1,574,153	71.73	1,574,088	65.23
Comprising of
– Management Share Plan	1,838,633	37.12	2,446,784	29.56	1,409,513	71.96	1,521,599	64.29
– Bonus Deferral Plan	234,496	37.90	118,588	40.13	164,640	69.74	52,489	80.36

	2012 Number	Weighted average share price 2012 £	2011 Number	Weighted average share price 2011 £	2012 Number	Weighted average share price 2012 A$	2011 Number	Weighted average share price 2011 A$
Shares issued in respect of vested awards during the year (including dividend shares applied on vesting)
– Management Share Plan	1,251,063	35.63	599,902	42.88	697,695	65.30	176,881	80.28
– Bonus Deferral Plan	7,533	33.87	245,928	32.65	372	69.74	117,160	65.66

In addition to the equity-settled awards shown above, there were 5,680 Rio Tinto plc cash-settled awards and 966 Rio Tinto Limited cash settled awards outstanding at 31 December 2012. The total liability for the Rio Tinto plc awards at 31 December 2012 was less than US$1 million (2011: less than US$1 million) and for Rio Tinto Limited awards was less than US$1million (2011: less than US$1million).

riotinto.com    209

Notes to the 2012 financial statements continued

46    Post retirement benefits

Description of plans

The Group operates a number of pension and post retirement healthcare plans around the world. Some of these plans are defined contribution and some are defined benefit, with assets held in separate trusts, foundations and similar entities. Valuations of these plans are produced and updated annually to 31 December by qualified actuaries.

Pension plans

The majority of the Group’s pension obligations are in Canada, the UK, the US, Switzerland and the Eurozone. There are some defined benefit obligations in Australia but the retirement arrangements there are predominantly defined contribution. In general the Group has a policy of moving towards defined contribution plans.

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

Plan assets

The proportions of the total fair value of assets in the pension plans for each asset class at the statement of financial position date were:

	2012	2011
Equities	49.1%	47.9%
Bonds	37.8%	39.5%
Property	8.0%	8.1%
Other	5.1%	4.5%
	100.0%	100.0%

The assets of the plans are generally managed on a day-to-day basis by external specialist fund managers. These managers may invest in the Group’s securities subject to limits imposed by the relevant fiduciary committees and local legislation. The approximate total holding of Group securities within the plans is US$47 million (2011: US$22 million).

210    Rio Tinto 2012 Annual report

Main assumptions (rates per annum)

The main assumptions for the valuations of the plans under IAS 19 are set out below. Information on the sensitivity of the results to the main assumptions is set out in the sensitivity section on page 214.

	UK	Australia(a)	US	Canada	Eurozone	Switzerland	Other (mainly Africa)(b)
At 31 December 2012
Rate of increase in salaries	4.5%	3.9%	3.9%	3.3%	2.7%	2.3%	8.7%
Rate of increase in pensions	2.4%	2.2%	–	0.8%	1.5%	–	6.7%
Discount rate	4.3%	2.9%	4.0%	3.9%	3.1%	1.7%	8.3%
Inflation(c)	2.9%	2.2%	2.4%	2.0%	2.1%	1.3%	6.7%

At 31 December 2011
Rate of increase in salaries	4.4%	3.8%	3.7%	3.3%	2.4%	2.4%	4.9%
Rate of increase in pensions	2.5%	2.1%	–	0.8%	1.5%	–	2.9%
Discount rate	4.7%	3.2%	4.3%	4.5%	4.2%	2.0%	5.4%
Inflation(c)	3.0%	2.1%	2.2%	2.0%	2.0%	1.4%	2.9%

(a)	The discount rate shown for Australia is after tax.

(b)	The assumptions vary by location for the ‘Other’ plans. Assumptions shown are for Southern Africa.

(c)	The inflation assumption shown for the UK is for the Retail Price Index. The assumption for the Consumer Price Index at 31 December 2012 was 2.2 per cent (2011: 2.0 per cent).

The main financial assumptions used for the healthcare plans, which are predominantly in the US and Canada, were: discount rate: 4.0 per cent (2011: 4.3 per cent), medical trend rate: 6.7 per cent reducing to 5.1 per cent by the year 2018 broadly on a straight line basis (2011: 6.7 per cent, reducing to 5.0 per cent by the year 2017), claims costs based on individual company experience.

For both the pension and healthcare arrangements the post retirement mortality assumptions allow for future improvements in longevity. The mortality tables used imply that a man aged 60 at the Statement of financial position date has a weighted average expected future lifetime of 25 years (2011: 25 years) and that a man aged 60 in 2032 would have a weighted average expected future lifetime of 27 years (2011: 27 years).

	UK	Australia	US	Canada	Eurozone	Switzerland	Other (mainly Africa)(a)
Long term rate of return expected at 1 January 2012
Equities	6.9%	7.2%	7.2%	6.7%	7.1%	5.4%	9.5%
Bonds	3.3%	3.5%	3.7%	3.3%	3.6%	1.9%	5.2%
Property	4.8%	5.0%	5.0%	4.5%	4.9%	3.2%	7.3%
Other	2.8%	2.2%	2.8%	2.4%	2.7%	1.1%	3.7%
Long term rate of return expected at 1 January 2011
Equities	7.6%	8.4%	7.8%	7.2%	7.0%	5.7%	8.6%
Bonds	4.4%	4.9%	4.6%	4.2%	4.4%	2.5%	4.8%
Property	5.8%	6.3%	5.9%	5.3%	5.2%	3.8%	6.7%
Other	3.5%	2.7%	3.1%	3.2%	2.8%	1.9%	3.1%

(a)	The assumptions vary by location for the ‘Other’ plans. Assumptions shown are for Southern Africa.

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

Based on the assumptions made and the distribution of assets the weighted average expected return on assets as at 1 January 2012 was 5.0 per cent (2011: 5.9 per cent). Under the revised IAS 19 this assumption will not be needed for 2013.

The sources used to determine management’s best estimate of long term returns are numerous and include country-specific bond yields, which may be derived from the market using local bond indices or by analysis of the local bond market, and country-specific inflation and investment market expectations derived from market data and analysts’ or governments’ expectations as applicable.

riotinto.com    211

Notes to the 2012 financial statements continued

46    Post retirement benefits continued

Total expense recognised in the income statement

	Pension benefits	Other benefits	2012 Total US$m	2011 Total US$m	2010 Total US$m
Current employer service cost for defined benefit plans	(255)	(14)	(269)	(250)	(233)
Interest cost	(773)	(46)	(819)	(910)	(974)
Expected return on assets	664	–	664	783	777
Past service cost	(3)	(2)	(5)	(2)	(29)
Gains on curtailment and settlement	28	6	34	61	111
Total defined benefit expense	(339)	(56)	(395)	(318)	(348)
Current employer service cost for defined contribution and industry-wide plans	(349)	(2)	(351)	(286)	(225)
Total expense recognised in the income statement	(688)	(58)	(746)	(604)	(573)

The above expense amounts are included as an employee cost within net operating costs. In 2012, US$34 million (pre-tax) of curtailment and settlement gains relating to the sale of businesses have been excluded from Underlying earnings (2011: US$21 million, 2010: US$88 million).

Total amount recognised in other comprehensive income before tax

	2012	2011	2010
	US$m	US$m	US$m
Actuarial losses	(433)	(1,948)	(719)
(Loss) on currency translation on plans using US dollar functional currency	–	–	(67)
Gain/(loss) on application of asset limit	13	(13)	–
Total loss recognised in other comprehensive income(a)	(420)	(1,961)	(786)
Cumulative amount recognised in Other Comprehensive Income at 31 December	(4,967)	(4,547)	(2,586)

(a)	There was no loss related to equity accounted units in 2012 (2011: US$5 million loss; 2010: US$4 million loss).

(Deficits)/surpluses in the plans

The following amounts were measured in accordance with IAS 19 at 31 December:

	Pension benefits	Other benefits	2012 Total US$m	2011 Total US$m	2010 Total US$m	2009 Total US$m	2008 Total US$m
Total fair value of plan assets	14,599	–	14,599	13,075	13,144	12,407	9,306

Present value of obligations – funded	(18,340)	–	(18,340)	(16,798)	(15,507)	(15,148)	(11,044)
Present value of obligations – unfunded	(1,056)	(1,250)	(2,306)	(2,135)	(2,002)	(2,385)	(1,784)
Present value of obligations – total	(19,396)	(1,250)	(20,646)	(18,933)	(17,509)	(17,533)	(12,828)
Unrecognised past service cost	5	(3)	2	4	3	(7)	(12)
Effect of asset limit	–	–	–	(13)	–	–	(19)
Aggregate (deficit) to be shown in the statement of financial position	(4,792)	(1,253)	(6,045)	(5,867)	(4,362)	(5,133)	(3,553)
Comprising:
– Deficits	(4,946)	(1,253)	(6,199)	(5,955)	(4,472)	(5,150)	(3,713)
– Surpluses	154	–	154	88	110	17	160
Net (deficits) on pension plans	(4,792)	–	(4,792)	(4,660)	(3,238)	(3,803)	(2,648)
Unfunded post retirement healthcare obligation	–	(1,253)	(1,253)	(1,207)	(1,124)	(1,330)	(905)

The surplus amounts shown above are included in the statement of financial position as Trade and other receivables. See note 18. Deficits are shown in the Statement of financial position as Post retirement benefits. See note 27.

212    Rio Tinto 2012 Annual report

Contributions to plans

Contributions to defined benefit pension plans during 2012 totalled US$658 million (2011: US$610 million; 2010: US$1,036 million). Contributions of US$329 million (2011: US$269 million; 2010: US$212 million) were made to defined contribution arrangements and US$20 million (2011: US$16 million; 2010: US$12 million) to industry-wide plans; these are charged against profits and are included in the figures for defined contribution current employer service costs shown on the previous page.

Contributions for other benefits totalled US$62 million (2011: US$72 million; 2010: US$79 million).

Contributions to defined benefit pension plans for 2013 are estimated to be around US$143 million more than for 2012. This is kept under regular review and actual contributions will be determined in line with the Group’s wider financing strategy. Healthcare plans are generally unfunded and contributions for future years will be equal to benefit payments and therefore cannot be predetermined.

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

		Pension benefits	Other benefits	2012 Total US$m	2011 Total US$m
Change in present value of obligation:
Present value of obligation at start of the year		(17,730)	(1,203)	(18,933)	(17,509)
Current employer service cost		(255)	(14)	(269)	(250)
Interest cost		(773)	(46)	(819)	(910)
Contributions by plan participants		(40)	(3)	(43)	(47)
Experience gain		34	55	89	33
Changes in actuarial assumptions (loss)		(1,243)	(111)	(1,354)	(1,674)
Benefits paid		1,019	63	1,082	1,048
Arrangements divested		41	29	70	19
Inclusion of arrangements		–	(16)	(16)	(2)
Past service cost		(1)	(3)	(4)	(3)
Curtailments		28	6	34	61
Settlements		6	–	6	1
Currency exchange rate (loss)/gain		(482)	(7)	(489)	300
Present value of obligation at end of the year		(19,396)	(1,250)	(20,646)	(18,933)

Gains and losses on obligations	2012	2011	2010	2009	2008
Experience gains/(losses): (i.e. variances between the estimate of obligations and the subsequent outcome)	89	33	146	(139)	(37)
As a percentage of the present value of the year end obligations	0%	0%	1%	(1% )	0%
Change in assumptions (loss)/gain (US$m)	(1,354)	(1,674)	(1,207)	(1,671)	1,684

		Pension benefits	Other benefits	2012 Total US$m	2011 Total US$m
Change in plan assets:
Fair value of plan assets at the start of the year		13,075	–	13,075	13,144
Expected return on plan assets		664	–	664	783
Actuarial gain/(loss) on plan assets		832	–	832	(320)
Contributions by plan participants		40	3	43	47
Contributions by employer		666	60	726	695
Benefits paid		(1,019)	(63)	(1,082)	(1,048)
Arrangements divested		(13)	–	(13)	(5)
Settlements		(6)	–	(6)	(1)
Currency exchange rate gain/(loss)		360	–	360	(220)
Fair value of plan assets at the end of the year		14,599	–	14,599	13,075

Actual return on plan assets				1,496	463

riotinto.com    213

Notes to the 2012 financial statements continued

46    Post retirement benefits continued

	2012	2011		2010	2009	2008
Difference between the expected and actual return on plan assets:
Gain/(loss) (US$m)	832	(320)		346	891	(3,308)
As a percentage of year end plan assets	6%	(2%	)	3%	7%	(36%	)

Sensitivity

The values reported for the defined benefit pension obligations are sensitive to the actuarial assumptions used for projecting future benefit payments and discounting those payments. The approximate sensitivities to the principal assumptions used to measure the obligations are:

		Approximate (increase)/ decrease in obligations
Assumption	Change in assumption	Pensions US$m	Other US$m
Discount rate	increase of 0.5 percentage points	1,276	79
	decrease of 0.5 percentage points	(1,367)	(85)
Inflation	increase of 0.5 percentage points	(682)	(38)
	decrease of 0.5 percentage points	651	35
Salary increases	increase of 0.5 percentage points	(139)	(4)
	decrease of 0.5 percentage points	135	4
Demographic – allowance for future improvements in longevity	participants assumed to have the mortality rates of individuals who are one year older	504	25
	participants assumed to have the mortality rates of individuals who are one year younger	(504)	(25)

Post-retirement healthcare – sensitivity to changes in assumptions

An increase of one per cent in the assumed medical cost trend rates would increase the aggregate of the current service cost and interest cost components of the post retirement healthcare expense by US$4 million (2011: US$5 million; 2010: US$7 million), and increase the benefit obligation for these plans by US$74 million (2011: US$71 million; 2010: US$72 million). A decrease of one per cent in the assumed medical cost trend rates would decrease the aggregate of the current service cost and interest cost components of the post retirement healthcare expense by US$4 million (2011: US$4 million; 2010: US$6 million), and decrease the benefit obligation for these plans by US$67 million (2011: US$60 million; 2010: US$62 million).

214    Rio Tinto 2012 Annual report

Rio Tinto financial information by business unit

Twelve months ended 31 December

		Sales revenue(a)			EBITDA(b)			Net earnings(c)
	Rio Tinto interest %	2012 US$m	2011 US$m	2010 US$m	2012 US$m	2011 US$m	2010 US$m	2012 US$m	2011 US$m	2010 US$m
Iron Ore
Hamersley	100.0	17,832	21,626	16,746	11,989	15,942	11,841	7,588	10,621	7,924
Robe River(d)	53.0	4,353	5,229	4,322	3,150	4,084	3,328	1,549	2,172	1,771
Iron Ore Company of Canada	58.7	1,972	2,471	2,447	665	1,329	1,379	230	491	491
Product group operations		24,157	29,326	23,515	15,804	21,355	16,548	9,367	13,284	10,186
Evaluation projects/other		122	149	67	(129)	(22)	129	(125)	(17)	127
		24,279	29,475	23,582	15,675	21,333	16,677	9,242	13,267	10,313

Aluminium	(e)
Bauxite & Alumina		3,038	2,834	2,490	146	360	321	(197)	(12)	(32)
Primary Metal		5,624	6,985	6,415	805	1,385	1,354	69	450	496
Other Integrated Operations		35	46	46	(55)	(142)	(14)	(24)	(128)	(42)
Intersegment		(1,401)	(1,786)	(1,422)	3	2	(10)	3	3	(6)
Integrated Operations		7,296	8,079	7,529	899	1,605	1,651	(149)	313	416
Other Product Group Items		2,650	3,923	3,592	124	127	190	92	95	129
Product group operations		9,946	12,002	11,121	1,023	1,732	1,841	(57)	408	545
Evaluation projects/other		159	157	192	62	31	47	60	34	66
		10,105	12,159	11,313	1,085	1,763	1,888	3	442	611

Copper
Kennecott Utah Copper	100.0	2,412	3,470	3,342	1,004	1,944	2,174	567	1,224	1,338
Escondida	30.0	2,566	2,167	2,699	1,466	1,203	1,806	814	659	1,013
Grasberg joint venture	(f)	17	406	611	2	262	403	(17)	129	206
Palabora	57.7	1,072	1,110	837	64	346	205	3	100	52
Northparkes	80.0	453	402	308	247	212	193	144	127	112
Product group operations		6,520	7,555	7,797	2,783	3,967	4,781	1,511	2,239	2,721
Evaluation projects/other		141	79	–	(1,047)	(573)	(282)	(419)	(307)	(191)
		6,661	7,634	7,797	1,736	3,394	4,499	1,092	1,932	2,530

Energy
Rio Tinto Coal Australia	(g)	4,998	5,872	4,397	1,030	2,318	1,731	402	1,240	940
Rio Tinto Coal Mozambique	(h)	10	–	–	(64)	(8)	–	(92)	(7)	–
Rössing	68.6	352	450	493	(56)	(83)	23	(47)	(48)	(3)
Energy Resources of Australia	68.4	416	675	533	65	77	118	(131)	(53)	22
Product group operations		5,776	6,997	5,423	975	2,304	1,872	132	1,132	959
Evaluation projects/other		7	6	23	218	(72)	427	151	(58)	228
		5,783	7,003	5,446	1,193	2,232	2,299	283	1,074	1,187

Diamonds & Minerals
Diamonds	(i)	741	727	682	103	180	157	(43)	10	69
RTIT	(j)	2,232	1,580	1,331	774	345	255	397	151	74
Rio Tinto Minerals	(k)	656	901	1,015	215	239	209	140	144	199
Dampier Salt	68.4	416	434	442	23	23	79	(4)	(1)	29
Product group operations		4,045	3,642	3,470	1,115	787	700	490	304	371
Simandou iron ore project	(l)	–	–	–	(328)	(426)	(151)	(262)	(413)	(153)
Evaluation projects/other		11	12	7	(129)	(61)	(15)	(109)	(53)	(14)
		4,056	3,654	3,477	658	300	534	119	(162)	204

riotinto.com    219

Rio Tinto financial information by business unit continued

		Sales revenue(a)			EBITDA(b)			Net earnings(c)
	Rio Tinto interest %	2012 US$m	2011 US$m	2010 US$m	2012 US$m	2011 US$m	2010 US$m	2012 US$m	2011 US$m	2010 US$m
Other Operations	(m)	6,730	8,246	10,151	(242)	411	757	(528)	(120)	237
Intersegment transactions		(2,048)	(2,817)	(2,758)	(10)	58	(34)	(8)	40	(15)
Product Group Total		55,566	65,354	59,008	20,095	29,491	26,620	10,203	16,473	15,067

Other items					(852)	(843)	(594)	(698)	(593)	(554)
Exploration and evaluation					(118)	(127)	(48)	(97)	(102)	(52)
Net interest					–	–	–	(105)	(229)	(474)
Underlying earnings					19,125	28,521	25,978	9,303	15,549	13,987
Share of equity accounted unit sales and intra-subsidiary/equity accounted units sales		(4,630)	(4,761)	(3,837)
Items excluded from Underlying earnings		31	(56)	–	286	115	575	(12,293)	(9,723)	251
Consolidated sales revenue/EBITDA/net earnings		50,967	60,537	55,171	19,411	28,636	26,553	(2,990)	5,826	14,238
Depreciation & amortisation in subsidiaries excluding capitalised depreciation					(4,380)	(3,817)	(3,437)
Impairment charges(r)					(17,194)	(10,115)	(982)
Depreciation & amortisation in equity accounted units					(501)	(527)	(522)
Taxation and finance items in equity accounted units(r)					88	(125)	(903)
(Loss)/profit on ordinary activities before finance items and tax					(2,576)	14,052	20,709

Refer to notes (a) to (r) on page 222.

220    Rio Tinto 2012 Annual report

			Capital expenditure(o)			Depreciation & amortisation			Operating assets(p)			Employees
	Rio Tinto interest %		for the year to 31 December			for the year to 31 December			as at 31 December			as at 31 December
			2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
			US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	Number	Number	Number
Iron Ore
Hamersley	100.0		4,828	2,328	1,227	1,051	810	630	14,647	8,415	7,974	9,129	8,010	7,497
Robe River(d)	53.0		1,579	1,023	222	308	249	222	4,731	2,935	2,612	1,784	1,557	1,489
Iron Ore Company of Canada	58.7		742	653	253	129	110	108	1,674	1,177	847	2,591	2,361	2,179
Other			–	–	–	–	–	–	16	4	41	18	19	28
			7,149	4,004	1,702	1,488	1,169	960	21,068	12,531	11,474	13,522	11,947	11,193

Aluminium	(e	)
Bauxite & Alumina			550	665	428	358	351	324	6,008	9,504	8,249	4,570	4,649	4,335
Primary Metal			1,975	1,211	531	708	725	716	12,275	15,726	21,525	10,471	11,075	11,464
Other Integrated Operations			25	81	4	27	22	22	1,323	974	1,041	1,008	1,128	1,133
Integrated Operations			2,550	1,957	963	1,093	1,098	1,062	19,606	26,204	30,815	16,049	16,852	16,932

Copper
Kennecott Utah Copper	100.0		926	561	259	237	227	296	2,677	2,025	1,870	2,438	2,291	2,014
Escondida	30.0		634	481	206	152	135	119	2,028	1,548	1,468	1,151	1,077	1,033
Grasberg joint venture	(f	)	136	161	102	31	37	49	679	596	540	2,463	2,312	2,258
Palabora	57.7		45	64	33	71	86	69	(q )	3	–	2,290	2,292	2,158
Northparkes	80.0		61	56	53	44	32	32	405	406	403	373	257	226
Oyu Tolgoi	(n	)	2,264	2,225	290	67	3	–	8,023	5,049	2,489	2,431	1,131	273
Other			281	236	47	32	18	3	(1,130)	2,467	948	1,230	852	606
			4,347	3,784	990	634	538	568	12,682	12,094	7,718	12,376	10,212	8,568

Energy
Rio Tinto Coal Australia	(g	)	1,527	1,016	609	432	349	266	5,630	3,993	3,145	3,954	3,874	3,186
Rio Tinto Coal Mozambique	(h	)	109	172	–	29	–	–	556	3,363	–	312	137	–
Rössing	68.6		17	39	35	29	28	31	85	153	201	1,528	1,637	1,592
Energy Resources of Australia	68.4		166	100	41	279	143	70	129	137	348	624	547	523
Other			–	–	–	–	–	–	596	518	–	19	14	–
			1,819	1,327	685	769	520	367	6,996	8,164	3,694	6,437	6,209	5,301

Diamonds & Minerals
Diamonds	(i	)	680	445	186	168	146	70	1,307	1,170	1,185	1,622	1,218	1,064
RTIT	(j	)	245	144	91	204	155	145	5,288	2,930	2,708	4,426	3,804	3,528
Rio Tinto Minerals	(k	)	97	50	23	31	36	53	593	465	682	1,246	1,796	2,340
Dampier Salt	68.4		46	53	14	30	25	23	291	249	196	497	510	439
Simandou iron ore project	(l	)	717	700	–	10	9	10	567	588	(42)	977	1,172	767
Other			–	–	–	1	–	–	3	5	5	88	73	30
			1,785	1,392	314	444	371	301	8,049	5,407	4,734	8,856	8,573	8,168

Other Operations	(m	)	637	729	570	403	535	587	1,967	3,830	7,160	9,924	9,953	16,913
Product Group Total			18,287	13,193	5,224	4,831	4,231	3,845	70,368	68,230	65,595	67,164	63,746	67,075

Intersegment transactions									213	79	221

Net assets of disposal groups held for sale	(q	)	–	–	–	–	–	–	351	55	(101)	–	–	6,180
Other items			159	251	75	111	113	114	(4,775)	(4,392)	(2,097)	4,055	4,184	3,639
Less: jointly controlled entities and associates			(1,028)	(1,146)	(746)	(501)	(527)	(522)
Total			17,418	12,298	4,553	4,441	3,817	3,437	66,157	63,972	63,618	71,219	67,930	76,894
Add back: Proceeds from sale of fixed assets			40	37	38
Total capital expenditure (excluding proceeds)			17,458	12,335	4,591
Less: Net debt									(19,261)	(8,451)	(4,071)
Less: EAU funded balances excluded from net debt									(31)	(2,982)	(1,300)
Equity attributable to Rio Tinto shareholders									46,865	52,539	58,247

Refer to notes (a) to (r) on page 222.

riotinto.com    221

Rio Tinto financial information by business unit continued

Business units have been classified according to the Group’s management structure. Generally, business units are allocated to product groups based on their primary product. The Aluminium group excludes Pacific Aluminium, Other Aluminium and Constellium (formerly Alcan Engineered Products excluding Cable) which are included in ‘Other Operations’. Comparative amounts for 2011 and 2010 have been restated to be consistent with the 2012 presentation.

(a)	Gross sales revenue includes 100 per cent of subsidiaries’ sales revenue and the Group’s share of the sales revenue of equity accounted units (after adjusting for sales to subsidiaries).

(b)	EBITDA of subsidiaries and the Group’s share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation. Underlying EBITDA excludes the same items that are excluded from Underlying earnings.

(c)	Net earnings represent profit after tax for the period attributable to the owners of the Rio Tinto Group. Earnings of subsidiaries and equity accounted units are stated before finance items but after the amortisation of discount related to provisions. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings.

(d)	The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group’s net beneficial interest is, therefore, 53 per cent, net of amounts attributable to outside equity shareholders.

(e)	Aluminium is presented on an integrated operations basis splitting activities between Bauxite and Alumina, Primary Metal and Other integrated operations (which in total reflect the results of the integrated production of aluminium) and Other product group items which relate to other commercial activities.

(f)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(g)	Includes Rio Tinto’s 80 per cent interest in Coal and Allied (prior to 16 December 2011 Rio Tinto’s interest was 75.7%) which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto. Coal and Allied owns a 40 per cent interest in Bengalla, an 80 per cent interest in Mount Thorley and a 55.6 per cent interest in Warkworth, giving the Group a beneficial interest at 31 December of 32 per cent, 64 per cent and 44.5 per cent respectively.

(h)	Rio Tinto Coal Mozambique (RTCM) owns and operates a number of exploration and early development stage projects, specialising in coal opportunities in southern Africa. Its principal interests are the Benga project, a 65:35 joint venture with Tata Steel Limited, which is equity accounted, and the wholly owned Zambeze coal project. These projects are located contiguously in the Tete and Moatize provinces of Mozambique. RTCM also has several prospective exploration tenements in the region.

(i)	Diamonds includes Rio Tinto’s interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).

(j)	Includes Rio Tinto’s interests in Rio Tinto Fer et Titane (RTFT) (100 per cent), QMM (80 per cent) and Richards Bay Minerals (RBM) (attributable interest of 74 per cent). During the year, the Group completed the acquisition of BHP Billiton’s entire interests in RBM, increasing its stake from 37 per cent to 74 per cent. Operating assets at 31 December 2011 have been adjusted for amounts reclassified from Other items in respect of shareholder loans at RBM (refer to note 38).

(k)	Includes Rio Tinto’s interests in Rio Tinto Borax (100 per cent). Rio Tinto completed the sale of its 100 per cent interests in its talc operations on 1 August 2011.

(l)	Following finalisation of the Simandou Joint Development Agreement, and subsequent earn-in by Chalco on 24 April 2012, Rio Tinto’s interest in the Simandou Iron Ore project reduced from 95 per cent to 50.35 per cent (Refer to note 38). Following changes to Rio Tinto’s management announced in July 2012, the Simandou iron ore project is now reported within Diamonds & Minerals.

(m)	Other operations include Rio Tinto’s 100 per cent interests in Pacific Aluminium, Other Aluminium, Rio Tinto Marine and its 36.33 per cent interest in Constellium (formerly Alcan Engineered Products excluding the Cable division). During the year, the Group completed the sale of Alcan Cable, with divestment of the North American portion completed on 5 September 2012 and the Tianjin, China operation on 3 December 2012. Rio Tinto completed the sale of its Colowyo coal mine on 1 December 2011.

(n)	Rio Tinto’s interest in Oyu Tolgoi LLC (OT) is held indirectly through its investment in Turquoise Hill Resources Ltd. (Turquoise Hill). The Group’s remaining interests in the assets of Turquoise Hill, unrelated to OT, are reported in the Copper group within ‘Other’. On 24 January 2012, the Group took a majority stake in Turquoise Hill and has consolidated Turquoise Hill from 1 January 2012 (refer to note 38).

(o)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted and proceeds from disposals are added before arriving at total capital expenditure reported in the Group cash flow statement.

(p)	Operating assets of subsidiaries comprise net assets excluding post retirement assets and liabilities, net of tax, and are before deducting net debt. Operating assets are stated after deduction of non-controlling interests, which are calculated by reference to the net assets of the relevant companies (i.e. inclusive of such companies’ debt and amounts due to or from Rio Tinto Group companies).

(q)	Net assets of disposal groups held for sale at 31 December 2012 comprise Palabora Mining Company Ltd., following the reaching of a binding agreement to sell on 11 December 2012, and the Riversdale’s Zululand Anthracite Colliery (ZAC) which was acquired with a view to resale. Net assets held for sale at 31 December 2011 related to ZAC.

Net assets of disposal groups held for sale in the Financial Information by Business Unit are presented after deducting amounts attributable to holders of non-controlling interests, including the non-controlling interests’ share of third party net debt and balances owed to/from Rio Tinto Group subsidiaries.

(r)	Impairment charges in the reconciliation of EBITDA to (loss)/profit on ordinary activities are stated before tax credits of US$784 million (2011: US$349 million) on impairment of investments in equity accounted units, which is presented net of tax on the face of the Group Income Statement. Comparative amounts for 2011, previously presented net of tax, have been adjusted accordingly.

222    Rio Tinto 2012 Annual report

Australian Corporations Act – summary of ASIC relief

Pursuant to section 340 of the Corporations Act 2001 (‘Corporations Act’), the Australian Securities and Investments Commission issued an order dated 22 December 2010 (as amended on 17 February 2012) that granted relief to Rio Tinto Limited from certain requirements of the Corporations Act in relation to the Company’s financial statements and associated reports. The order essentially continues the relief that has applied to Rio Tinto Limited since the formation of the Group’s Dual Listed Companies (‘DLC’) structure in 1995. The order applies to Rio Tinto Limited’s financial reporting obligations for financial years and half-years ending between 31 December 2010 and 30 June 2014 (inclusive).

In essence, instead of being required under the Corporations Act to prepare consolidated financial statements covering only itself and its controlled entities, the order allows Rio Tinto Limited to prepare consolidated financial statements in which it, Rio Tinto plc and their respective controlled entities are treated as a single economic entity. In addition, those consolidated financial statements are to be prepared:

•	in accordance with the principles and requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and conforming to IFRS as adopted by the European Union (‘EU IFRS’) rather than the Australian Accounting Standards (‘AAS’) (except for one limited instance in the case of any concise report), and in accordance with United Kingdom financial reporting obligations generally;

•	on the basis that the transitional provisions of International Financial Reporting Standard 1 First-time Adoption of International Financial Reporting Standards should be applied using the combined financial statements previously prepared for Rio Tinto Limited, Rio Tinto plc and their respective controlled entities under Generally Accepted Accounting Principles in the United Kingdom, under which the DLC merger between Rio Tinto Limited and Rio Tinto plc was accounted for using ‘merger’, rather than ‘acquisition’, accounting (reflecting that neither Rio Tinto Limited nor Rio Tinto plc was acquired by, or is controlled by, the other, and meaning that the existing carrying amounts, rather than fair values, of assets and liabilities at the time of the DLC merger were used to measure those assets and liabilities at formation);

•	on the basis that Rio Tinto Limited and Rio Tinto plc are a single company (with their respective shareholders being the shareholders in that single company); and

•	with a reconciliation, from EU IFRS to AAS, of the following amounts: consolidated profit for the financial year, total consolidated income for the financial year and total consolidated equity at the end of the financial year (see page 145).

Those consolidated financial statements must also be audited in accordance with relevant Australian and United Kingdom requirements. Rio Tinto Limited must also prepare a Directors’ report which satisfies the content requirements of the Corporations Act (applied on the basis that for these purposes the consolidated entity is the Group, and the consolidated financial statements cover the Group. This includes a Remuneration report (see pages 92 to 125) prepared in accordance with requirements of the Corporations Act.

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

However, Rio Tinto Limited must in accordance with the Corporations Act include in the consolidated financial statements for the Group, as a note, various parent entity information regarding Rio Tinto Limited (including in relation to assets, liabilities, shareholders’ equity, profit and loss, income, guarantees, contingent liabilities, and contractual commitments) prepared in accordance with AAS.

riotinto.com    223

Report of Independent Registered Public Accounting Firms

To the Board of Directors and Shareholders of Rio Tinto plc and Rio Tinto Limited

In our opinion, the accompanying Group statement of financial position and the related Group income statement, the Group statement of comprehensive income, the Group cash flow statement, the Group statement of changes in equity, present fairly, in all material respects, the financial position of the Rio Tinto Group at 31 December 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2012 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Rio Tinto Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s report on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Rio Tinto Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP

London, United Kingdom

14 March 2013

In respect of the Board of Directors and

Shareholders of Rio Tinto plc

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Melbourne, Australia

14 March 2013

In respect of the Board of Directors and

Shareholders of Rio Tinto Limited

226    Rio Tinto 2012 Annual report

Financial calendar

2013
15 January	Fourth quarter 2012 operations review
14 February	Announcement of results for 2012
6 March	Rio Tinto plc and Rio Tinto Limited shares and Rio Tinto plc ADRs quoted “ex-dividend” for 2012 final dividend
8 March	Record date for 2012 final dividend for Rio Tinto plc shares and ADRs
13 March	Record date for 2012 final dividend for Rio Tinto Limited shares
15 March	Publication of 2012 Annual report, 20-F, Annual review and Notices of annual general meetings
19 March	Plan notice date for election under the dividend reinvestment plan and date for electing dividends paid in alternate currency for the 2012 final dividend
4 April	Dividend currency conversion date (Rio Tinto plc holders electing to receive Australian dollars and Rio Tinto Limited holders electing to receive pounds sterling)
11 April	Payment date for 2012 final dividend to holders of ordinary shares and ADRs
16 April	First quarter 2013 operations review
18 April	Annual general meeting for Rio Tinto plc
9 May	Annual general meeting for Rio Tinto Limited
16 July	Second quarter 2013 operations review
8 August	Announcement of half year results for 2013
14 August	Rio Tinto plc and Rio Tinto Limited shares and Rio Tinto plc ADRs quoted “ex-dividend” for 2013 interim dividend
16 August	Record date for 2013 interim dividend for Rio Tinto plc shares and ADRs
20 August	Record date for 2013 interim dividend for Rio Tinto Limited shares
21 August	Plan notice date for election under the dividend reinvestment plan and date for electing dividends paid in alternate currency for the 2013 interim dividend for Rio Tinto plc
22 August	Plan notice date for election under the dividend reinvestment plan and date for electing dividends paid in alternate currency for the 2013 interim dividend for Rio Tinto Limited
5 September	Dividend currency conversion date (Rio Tinto plc holders electing to receive Australian dollars and Rio Tinto Limited holders electing to receive pounds sterling)
12 September	Payment date for 2013 interim dividend to holders of ordinary shares and ADRs
15 October	Third quarter 2013 operations review

2014
January	Fourth quarter 2013 operations review
February	Announcement of results for 2013

riotinto.com    231

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

Rio Tinto plc shareholders

www.investorcentre.co.uk/riotinto

Rio Tinto Limited shareholders

www.investorcentre.com

232    Rio Tinto 2012 Annual report

Get more information online

Visit our reporting centre at riotinto.com/reportingcentre2012

•	Find out more about our business and performance

•	View our full 2012 Annual review

•	View our full 2012 Sustainable development report

233

This document is printed on Soporset Premium Offset, a paper containing 100% virgin fibre sourced from well managed, sustainable, FSC® certified forests. The pulp used in this product is bleached using an elemental chlorine free (ECF) process. 100% of the inks used are vegetable oil based, 95% of press chemicals are recycled for further use and, on average 99% of any waste associated with this production will be recycled.

Printed by Park Communications. Park is an EMAS certified CarbonNeutral® Company and its Environmental Management System is certified to ISO14001.

Design and production by Black Sun Plc

www.blacksunplc.com

Item 19.     Exhibits

Exhibits marked “*” have been filed as exhibits to this Annual report on Form 20-F and other exhibits have been incorporated by reference as indicated.

INDEX

Exhibit Number	Description

1.1	Articles of Association of Rio Tinto plc (adopted by special resolution passed on 20 April 2009 and amended on 1 October 2009) (incorporated by reference to Exhibit 1.1 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

1.2	Constitution of Rio Tinto Limited (ACN 004 458 404) (as adopted by special resolution passed on 24 May 2000 and amended by special resolution on 18 April 2002, 29 April 2005, 27 April 2007, 24 April 2008 and 20 April 2009) (incorporated by reference to Exhibit 1.2 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

3.1	DLC Merger Implementation Agreement, dated 3 November 1995 between CRA Limited and The RTZ Corporation PLC relating to the implementation of the DLC merger (incorporated by reference to Exhibit 2.1 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533)

3.2	DLC Merger Sharing Agreement, dated 21 December 1995 and amended on 14 April 2005, 29 April 2005 and 18 December 2009 between CRA Limited and The RTZ Corporation PLC relating to the ongoing relationship between CRA and RTZ following the DLC merger (incorporated by reference to Exhibit 3.2 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

3.3	RTZ Shareholder Voting Agreement, dated 21 December 1995 and amended on 18 January 2010 between The RTZ Corporation PLC, RTZ Shareholder SVC Pty. Limited, CRA Limited, R.T.Z. Australian Holdings Limited and The Law Debenture Trust Corporation p.l.c (incorporated by reference to Exhibit 3.3 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

3.4	CRA Shareholder Voting Agreement, dated 21 December 1995 and amended 18 January 2010 between CRA Limited, CRA Shareholder SVC Limited, The RTZ Corporation PLC and The Law Debenture Trust Corporation p.l.c., relating to the RTZ Special Voting Share (incorporated by reference to Exhibit 3.4 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

4.01	Rio Tinto plc - Share Option Plan 2004 (incorporated by reference to Exhibit 4.3 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)

4.02	Rio Tinto Limited - Share Option Plan 2004 (incorporated by reference to Exhibit 4.6 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)

4.03	Rules of the Rio Tinto plc Performance Share Plan 2004 (formerly known as the Rio Tinto plc - Mining Companies Comparative Plan 2004) (incorporated by reference to Exhibit 4.03 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2011, File No. 1-10533)

4.04	Rules of the Rio Tinto Limited Performance Share Plan 2004 (formerly known as the Rio Tinto Limited - Mining Companies Comparative Plan 2004) (incorporated by reference to Exhibit 4.04 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2011, File No. 1-10533)

8.1*	List of subsidiary companies.

12.1*	Certifications pursuant to Rule 13a-14(a) of the Exchange Act.

13.1*	Certifications furnished pursuant to Rule 13a-14(b) of the Exchange Act (such certifications are not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference in any filing under the Securities Act).

15.1*	Consent of Independent Accountants to the incorporation of the audit report relating to the Rio Tinto Group and effectiveness of internal control over financial reporting of the Rio Tinto Group by reference in registration statements on Form F-3 and Form S-8.

99.1*	Mine safety and health administration safety data.

*	Filed herewith.

Signature

The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this Annual Report on their behalf.

Rio Tinto plc (Registrant)	Rio Tinto Limited (Registrant)

/s/ Ben Mathews	/s/ Ben Mathews
Name: Ben Mathews	Name: Ben Mathews
Title: Secretary	Title: Joint Secretary

Date: 14 March 2013	Date: 14 March 2013