Form 20-F
period 2014-12-31
RIO TINTO PLC; RIO TINTO LTD
filed 2015-03-06
CIK 863064, 887028

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 31 December 2014

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of each class	Rio Tinto plc – Number	Rio Tinto Limited – Number	Title of each class
Ordinary Shares of 10p each	1,425,377,388	435,758,720	Shares
DLC Dividend Share of 10p	1	1	DLC Dividend Share
Special Voting Share of 10p	1	1	Special Voting Share

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrants have elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended December 31, 2014 of Rio Tinto plc and Rio Tinto Limited (“2014 Form 20-F”). Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2014 Form 20-F of Rio Tinto set out below is being incorporated by reference from the “Rio Tinto Annual Report 2014” included as exhibit 15.2 to this 2014 Form 20-F (“Rio Tinto Annual Report 2014”).

Only (i) the information set out below with the reference to specific pages of the Rio Tinto Annual Report 2014, including any page references incorporated in the incorporated material unless specifically noted otherwise (ii) the cautionary statement concerning forward-looking statements on the inside cover, and (iii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statement on Form F-3 File No. 333-196694, and Registration Statements on Form S-8 File Nos. 333-184397, 333-147914, 333-156093 and 333-198655 and any other documents, including documents filed by Rio Tinto plc and Rio Tinto Limited pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2014 Form 20-F. Any information herein which is not referenced in the 2014 Form 20-F or the Exhibits themselves, shall not be deemed to be so incorporated by reference. The Rio Tinto Annual Report 2014 contains references to our website. Information on our website or any other website in the Rio Tinto Annual Report 2014 is not incorporated into this document and should not be considered part of this document. We have included any website as an inactive textual reference only.

All reference in the 2014 Form 20-F to “we”, “our”, the “company” or the “Group” mean Rio Tinto plc and Rio Tinto Limited.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected financial data

The information set forth under the headings:

•	“Performance highlights” on page 1;

•	“Five year review” on page 41;

•	“Shareholder information-Dual listed companies structure” on page 220; and

•	“Shareholder information-Dividend rights” on page 220

of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

Exchange rates

The following tables show, for the periods and dates indicated, certain information regarding the exchange rates for the pound sterling and Australian dollar, based on the Noon Buying Rates for pounds sterling and Australian dollars expressed in US dollars per £1.00 and per A$1.00.

Pounds sterling

Year ended 31 December(a)	Period end	Average rate	High	Low
Jan 2015	1.51	1.51	1.54	1.50
Dec 2014	1.56	1.56	1.57	1.55
Nov 2014	1.57	1.58	1.60	1.56
Oct 2014	1.60	1.61	1.62	1.59
Sep 2014	1.62	1.63	1.66	1.61
Aug 2014	1.66	1.67	1.69	1.66
2014	1.56	1.65	1.72	1.55
2013	1.63	1.56	1.63	1.51
2012	1.63	1.59	1.63	1.53
2011	1.55	1.60	1.67	1.67
2010	1.56	1.55	1.64	1.43

(a)	The Noon Buying Rate on such dates differed slightly from the rates used in the preparation of Rio Tinto’s financial statements as of such date. No representation is made that pound sterling and Australian dollar amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on such dates or at any other dates.

As at 16 February 2015, the Noon Buying Rate was 1.54.

Australian dollars

Year ended 31 December(a)	Period end	Average rate	High	Low
Jan 2015	0.78	0.81	0.82	0.78
Dec 2014	0.82	0.82	0.85	0.81
Nov 2014	0.85	0.86	0.87	0.85
Oct 2014	0.88	0.88	0.89	0.87
Sep 2014	0.87	0.91	0.94	0.87
Aug 2014	0.93	0.93	0.93	0.93
2014	0.82	0.90	0.95	0.81
2013	0.90	0.98	1.05	0.90
2012	1.04	1.04	1.08	0.97
2011	1.02	1.03	1.10	0.94
2010	1.02	0.92	1.02	0.81

(a)	The Noon Buying Rate on such dates differed slightly from the rates used in the preparation of Rio Tinto’s financial statements as of such date. No representation is made that pound sterling and Australian dollar amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on such dates or at any other dates.

As at 16 February 2015, the Noon Buying Rate was 0.78.

2014 dividends

The following chart sets out the amounts of interim and final dividends paid or payable on each share or American Depositary Shares (ADS) in respect of each financial year, but before deduction of any withholding tax.

	2014	2013	2012	2011	2010
Rio Tinto Group – US cents per share
Interim	96.00	83.50	72.50	54.00	45.00
Final	119.00	108.50	94.50	91.00	63.00
Total	215.00	192.00	167.00	145.00	108.00

Rio Tinto plc – UK pence per share
Interim	56.90	54.28	46.43	33.14	28.21
Final	77.98	65.82	60.34	57.33	39.14
Total	134.88	120.10	106.77	90.47	67.35

Rio Tinto Limited – Australian cents per share
Interim	103.09	93.00	68.51	49.81	49.27
Final	152.98	120.14	91.67	84.20	61.94
Total	256.07	213.14	160.18	134.01	111.21

Rio Tinto plc – US cents per ADS
Interim	93.30	84.62	73.99	53.55	43.45
Final(a)	—	109.18	91.60	91.56	63.25
Total(a)	—	193.80	165.59	145.11	106.70

(a)	The final dividend payable to holders of ADSs for the 2014 financial year will be announced on 31 March 2015 when the GBP:USD currency conversion rate is determined. The ADS dividend for 2010 is restated from the 2010 Annual report and reflects the dividend after currency conversion.

3.B Capitalization and indebtedness

Not applicable.

3.C Reasons for the offer and use of proceeds

Not applicable.

3.D Risk factors

The information set forth under the heading “Risk factors” on pages 14 to 17 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and development of the company

The information set forth under the headings:

•	“Shareholder information-Organisational structure” on page 220;

•	“Shareholder information-History” on page 220;

•	“Shareholder information-Nomenclature and financial data” on page 220;

•	“Contact details-Registered offices” on page 228;

•	“Product groups-Aluminium” on pages 28 and 29;

•	“Product groups-Copper” on pages 30 and 31;

•	“Product groups-Diamonds & Minerals” on pages 32 and 33;

•	“Product groups-Energy” on pages 34 and 35;

•	“Product groups-Iron Ore” on pages 36 and 37;

•	“Directors’ report-Operating and financial review” on pages 44 and 45;

•	“Capital allocation-Divestments and acquisitions” on page 19;

•	“Capital allocation-Major capital projects (>US$1bn)” on page 18;

•	“Key performance indicators” on pages 12 and 13;

•	“Rio Tinto financial information by business unit” on pages 178 to 181; and

•	“Financial statements Note 2-Operating segments” on pages 123 to 125 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

4.B Business overview

The information set forth under the headings:

•	“Strategic context” on page 7;

•	“Group strategy” on pages 8 to 10;

•	“Business model” on page 11;

•	“Group overview” on pages 2 and 3;

•	“Key performance indicators” on pages 12 and 13;

•	“Financial statements Note 3-Operating segments-additional information” on pages 125 and 126;

•	“Directors’ report-Government regulations” on page 47; and

•	“Directors’ report-Environmental regulations” on page 47

of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

See below Item 5.A, “Additional financial information-Sales revenue” (Iron Ore, Aluminium, Copper, Diamonds & Minerals, Energy).

4.C Organizational structure

The information set forth under the headings:

•	“Financial statements Note 33-Principal subsidiaries” on pages 157 to 159;

•	“Financial statements Note 34-Principal joint operations” on page 159;

•	“Financial statements Note 35-Principal joint ventures” on pages 160 to 161; and

•	“Financial statements Note 36-Principal associates” on pages 161 to 162 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

4.D Property, plant and equipment

The information set forth under the headings:

•	“Metal and minerals production” on pages 195 to 198;

•	“Ore reserves” on pages 199 to 208;

•	“Mines and production facilities” on pages 212 to 219;

•	“Product groups-Aluminium” on pages 28 and 29;

•	“Product groups-Copper” on pages 30 and 31;

•	“Product groups-Diamonds & Minerals” on pages 32 and 33;

•	“Product groups-Energy” on pages 34 and 35;

•	“Product groups-Iron Ore” on pages 36 and 37; and

•	“Financial statements Note 14-Property, plant and equipment” on pages 135 and 136 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As far as the Company is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before March 5, 2015.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating results

The information set forth under the headings:

•	“Product groups-Aluminium” on pages 28 and 29;

•	“Product groups-Copper” on pages 30 and 31;

•	“Product groups-Diamonds & Minerals” on pages 32 and 33;

•	“Product groups-Energy” on pages 34 and 35;

•	“Product groups-Iron Ore” on pages 36 and 37;

•	“Sustainable development” on pages 20 to 26;

•	“Directors’ report-Government regulations” on page 47; and

•	“Directors’ report-Environmental regulations” on page 47

of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

5A Operating results continued

Additional Financial Information

Financial Review

2014 financial performance compared with 2013

In order to provide additional insight into the performance of our business, Rio Tinto presents underlying earnings, which is defined in note 2 “Operating segments” on pages 123 to 125 of the Rio Tinto Annual Report 2014.

2014 underlying earnings of US$9,305 million (2013: US$10,217 million) and net earnings of US$6,527 million (2013: US$3,665 million) were US$912 million below (2013: US$948 million above) and US$2,862 million above (2013: US$6,693 million above) the comparable measures for the previous year respectively. Both net earnings and underlying earnings represent amounts attributable to the owners of Rio Tinto. IFRS requires that the profit for the period reported in the income statement should also include earnings attributable to non-controlling interests in subsidiaries. Underlying earnings is reconciled to net earnings in the table below, which also lists the principal factors driving the movement in underlying earnings between periods.

	2014 vs 2013
	US$m	US$m
2013 Net earnings	3,665
Items excluded from underlying earnings(a)	6,552

2013 Underlying earnings		10,217
Prices	(4,146)
Exchange rates	691
Volumes	1,431
General inflation and energy	(251)
Other cash costs	958
Exploration and evaluation costs	217
Disposal/write-down of exploration properties	101
Non-cash/interest/tax/other	87

Total changes in underlying earnings(a)		(912)
2014 Underlying earnings		9,305
Impairment charges net of reversals	(138)
Net gains and losses on consolidation and disposal of interests in businesses	(349)
Exchange differences and movements on derivatives	(1,850)
Restructuring costs from global headcount reductions	(82)
Write-off of deferred tax asset following the MRRT repeal	(362)
Gain on disposal of the Group’s St James’s Square properties	356
Simandou IFRS 2 charge	(116)
Other exclusions	(237)

Total excluded in arriving at underlying earnings		(2,778)

2014 Net earnings		6,527

- Attributable to non-controlling interests		(28)

Profit for the year		6,499

(a)	Earnings contributions from Group businesses and business segments are based on underlying earnings. Amounts excluded from net earnings in arriving at underlying earnings are described in note 2 “Operating segments” (c) and (d) on pages 124 to 125 of the Rio Tinto Annual Report 2014.

Prices

The effect of price movements on all major commodities in 2014 was to decrease underlying earnings by US$4,146 million compared with 2013. The average Platts price for 62 per cent iron Pilbara fines was 30 per cent lower on average compared with 2013, and hard coking coal benchmark prices 21 per cent lower, and thermal coal spot prices 17 per cent lower. Average copper and gold prices were down seven and ten per cent respectively, whilst London Metal Exchange (LME) aluminium prices averaged one per cent higher.

Exchange rates

Compared with 2013, the US dollar, on average, strengthened by seven per cent against both the Australian and Canadian dollars and by 12 per cent against the South African rand. The effect of all currency movements was to increase underlying earnings relative to 2013 by US$691 million.

Volumes

Volumes enhanced earnings by US$1,431 million compared with 2013. These were achieved primarily in Iron Ore, where, for a second consecutive year, a new annual sales volume record was achieved following the increase in capacity at the Pilbara ports and mines, combined with productivity improvements. Volumes also rose in Copper, following the recovery at Kennecott Utah Copper from the pit wall slide, in addition to higher ore grades and increased throughput, and at Oyu Tolgoi as shipments outpaced production.

Cash costs, exploration and evaluation

Rio Tinto made further strong progress on its cost reduction programme and has now achieved US$4.8 billion pre-tax (US$3.3 billion post-tax) in total operating cash cost improvements and reductions in exploration and evaluation expenditure compared with the 2012 base.

In 2014, the Group realised US$1.2 billion post-tax in operating cash cost savings and reductions in exploration and evaluation spend. This was in addition to the US$2.1 billion post-tax achieved in 2013.

Non-cash/interest/tax/other

The 2014 effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 28 per cent compared with 35 per cent in 2013. The decreased rate was primarily attributable to the repeal of MRRT in the second half of 2014 and the absence of prior year tax provisions.

The Group interest charge was US$81 million lower than in 2013, mainly reflecting the reduction in net debt during 2014.

In 2013 there was a US$128 million charge to earnings from an iron ore royalty payable to joint venture partners following a court decision. There was no such charge in 2014.

2013 financial performance compared with 2012

	2013 vs 2012
	US$m	US$m
2012 Net loss		(3,028)
Items excluded from underlying earnings(a)		12,297
2012 Underlying earnings		9,269
Prices	(1,289)
Exchange rates	1,008
Volumes	538
General inflation and energy	(368)
Other cash costs	1,559
Exploration and evaluation costs	557
Disposal/write-down of exploration properties	(477)
Non-cash/interest/tax/other	(580)

Total changes in underlying earnings(a)		948
2013 Underlying earnings		10,217
Impairment charges net of reversal	(3,428)
Net gains and losses on consolidation and disposal of interests in businesses	847
Exchange differences and movements on derivatives	(2,731)
Restructuring costs from global headcount reductions	(367)
Impact of pit wall slide at Kennecott Utah Copper	(283)
Adjustments to Clermont/Blair Athol on reclassification to disposal groups held for sale	(173)
Deferred tax asset write-off	(114)
Other exclusions	(303)

Total excluded in arriving at underlying earnings		(6,552)

2013 Net earnings		3,665

- Attributable to non-controlling interests		(2,586)

Profit for the year		1,079

(a)	Earnings contributions from Group businesses and business segments are based on underlying earnings. Amounts excluded from net earnings in arriving at underlying earnings are described in note 2 “Operating segments” (c) and (d) on pages 124 to 125 of the Rio Tinto Annual Report 2014.

Prices

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

Exchange rates

The US dollar strengthened during 2013, in particular in the second half of the year. Compared with 2012, the US dollar, on average, rose by six per cent against the Australian dollar, by three per cent against the Canadian dollar, and by 15 per cent against the South African rand. The effect of all currency movements was to increase underlying earnings relative to 2012 by US$1,008 million.

Volumes

Volume increases enhanced earnings by US$538 million compared with 2012. These were achieved primarily in Iron Ore, where a new annual sales volume record was achieved, due to increased capacity at the Pilbara ports, and productivity improvements. Volumes also rose in Copper, mainly from Escondida in line with higher ore grades and increased throughput, in bauxite from higher production volumes across all mines, and in aluminium following the return of the Alma smelter to full production. These additional tonnes more than offset the impact of lower gold production at Kennecott Utah Copper and lower demand for titanium dioxide feedstocks.

Cash costs, exploration and evaluation

Rio Tinto made strong progress on its cost reduction programme and exceeded its 2013 targets. In 2013, the Group realised US$2,279 million pre-tax (US$1,559 million post-tax) in operating cash cost savings which exceeded the target of US$2 billion.

Exploration and evaluation spend was reduced by US$1,023 million (on a consolidated, pre-tax basis) which exceeded the target reduction of US$750 million. Evaluation spend has been prioritised on those projects with the greatest potential to deliver value in the medium term, with spend on certain longer-dated options reduced. On a net earnings basis this resulted in an improvement of US$557 million. These are offset by the absence of a gain on disposal, and the write-down of certain exploration properties in 2013. The Group wrote down its investment in Northern Dynasty Minerals, which owns 100 per cent of the Pebble Project in Alaska, by US$131 million following the announcement of a strategic review. In 2012, Rio Tinto reported net gains of US$346 million on divestment of various exploration properties, including its interests in Extract Resources and Kalahari Minerals.

In 2013, the Group reduced headcount by 4,000, net of new roles in the Iron Ore group to support the Pilbara 290 expansion. A further 3,300 roles left the Group through divested assets.

Non-cash/interest/tax/other

The effective corporate income tax rate on underlying earnings, excluding equity accounted units was 35 per cent compared with 30 per cent in 2012. The increased charge was primarily attributable to utilisation of the MRRT deferred tax asset. As in 2012, the effective corporate tax on net earnings, excluding equity accounted units, is significantly impacted by the impairment of goodwill, which is non-deductible for tax purposes.

The Group net interest charge was US$130 million higher than in 2012, mainly reflecting higher average net debt in 2013 (2012: mainly reflecting an increase in capitalised interest).

Exclusions from underlying earnings 2012-2014

Earnings contributions from Group businesses and business segments are based on underlying earnings. Amounts excluded from net earnings in arriving at underlying earnings are summarised in the discussion of year-on-year results below.

	2014	2013	2012
	US$m	US$m	US$m
Impairment charges	(1,187)	(3,428)	(14,360)
Impairment reversals	1,049	—	—
Gains and losses on consolidation and disposal of interests in businesses	(349)	847	827
Exchange differences and derivative movements	(1,850)	(2,731)	550
Write-off of deferred tax asset following the MRRT appeal	(362)	—	—
Gain on sale of the Group’s properties at St James’s Square	356	—	—
Simandou IFRS 2 charge	(116)	—	—
Restructuring costs including global headcount reductions	(82)	(367)	(77)
Impact of pit wall slide at Kennecott Utah Copper	—	(283)	—
Adjustments to Clermont/Blair Athol on reclassification to disposal groups held for sale	—	(173)	—
Deferred tax asset write-off	—	(114)	(134)
Recognition of deferred tax asset following introduction of MRRT in 2012	—	—	1,130
Other exclusions	(237)	(303)	(233)

Total excluded in arriving at underlying earnings	(2,778)	(6,552)	(12,297)

2014

An impairment charge of US$1,187 million (net of tax and non-controlling interests) was recognised in 2014 and related to the Group’s aluminium business, US$840 million, and the Group’s copper businesses, US$347 million

The Group’s copper business impairment charge resulted from a review of the investment case for the Molybdenum Autoclave Process project in Utah, USA which concluded that the project, which has been on care and maintenance since early 2013, will be terminated. The recoverable amount has been determined based on anticipated net disposal proceeds. As a result, a post-tax impairment charge of US$347 million has been recorded against property, plant and equipment.

During the first half of 2014, further revisions to future capital required to complete the modernisation project at Kitimat in British Columbia, and related impacts on the project, led to a reduction in the recoverable value of the Kitimat cash-generating unit. Additional capital of US$1.5 billion was approved by the Board in August 2014, taking the total approved capital cost of the project to US$4.8 billion. The reduction in the recoverable amount resulted in a post-tax impairment charge of US$800 million to property, plant and equipment. Other post-tax impairment charges during 2014, related to the Group’s aluminium business, were US$40 million.

The above impairment charges were offset by reversal of previously booked impairments on other non-current assets in the Group’s aluminium business, due to significant cost improvements and high regional and product premiums, resulting in a post-tax impairment reversal of US$460 million recorded against the property, plant and equipment of Tomago, Bell Bay and Gladstone Power Station and a post-tax impairment reversal of US$589 million relating to Boyne Smelters recorded against investments in equity accounted units. The recoverable amount of the assets is greater than the amount at which these assets would have been carried, net of depreciation, had no impairment loss been recognised in prior periods and therefore the impairment reversal is based on the latter amount.

Net losses on disposal and consolidation of interests in businesses during 2014 mainly relate to the Group’s divestment of Rio Tinto Coal Mozambique, the Clermont Joint Venture and the transfer of Alucam to the Government of Cameroon.

Non-cash exchange and derivative losses of US$1,850 million arose primarily on US dollar debt in non-US dollar functional currency companies, and on intragroup balances.

The remaining Mineral Resources Rent Tax starting base deferred tax asset was derecognised on repeal of the tax in Australia, effective 30 September 2014.

A gain of US$356 million net of tax was recognised on the disposal of the Group’s St James’s Square properties in London, UK.

2013

Total impairment charges of US$3,428 million (net of tax and non-controlling interests) were recognised in 2013, of which US$1,655 million related to the Group’s copper businesses. This included a charge of US$1,565 million related to the impairment of certain assets of Turquoise Hill (including Oyu Tolgoi). On 29 July 2013, Rio Tinto announced that funding and work on the underground development would be delayed pending resolution of outstanding shareholder issues, including finalising project finance. The consequent impact of updates to timing of revenues and expenditure resulted in the carrying value being higher than fair value less costs of disposal (FVLCD).

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

In addition, there was a post-tax impairment of US$1,293 million relating to the Group’s aluminium businesses. This included US$555 million for the Gove refinery, following an announcement on 29 November 2013 to suspend alumina production and focus on the bauxite operation. As a result of this decision, the timing and scope of site restoration and environmental rehabilitation cash flows have been revised, together with the write-off of operating assets not fully depreciated. The remaining post-tax charge of US$738 million related to the Group’s Canadian aluminium operations, primarily at Kitimat in British Columbia, resulting from a change in assumptions about future capital required to complete the modernisation project, which diminished the value of the associated intangible assets, and another site closure within the Aluminium portfolio.

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

Kennecott Utah Copper’s Bingham Canyon mine experienced a slide along a geological fault line of its north-eastern wall in April 2013. Charges relating to the slide, which have been excluded from underlying earnings, primarily comprised the write-off of certain deferred stripping assets and damaged equipment. Adjustments for settlement of insurance claims have been made to the amount excluded from underlying earnings, and will continue as insurance claims are settled.

Adjustments in relation to Clermont and Blair Athol arose following reclassification to disposal groups held for sale, and reflect contractual obligations for product sales and funding of closure activities, which will remain with the Group following completion of the divestments.

2012

A post-tax impairment charge of US$14,360 million was recognised in 2012, of which US$11,000 million related to the Group’s aluminium businesses. During 2012, aluminium prices deteriorated further with strong Australian and Canadian currencies, high energy and raw material costs, and high volumes of LME inventory continuing to exert pressure on market values in the industry.

A post-tax impairment charge of US$2,860 million was also recognised relating to RTCM. The development of infrastructure in Mozambique to support the undeveloped coal asset was found to be more challenging than initially anticipated which, combined with a downward revision to estimates of recoverable coking coal volumes, led to a reassessment of the overall scale and ramp-up schedule of RTCM and consequently to the assessment of its FVLCD.

In addition, there were net post-tax impairments of US$460 million relating to the Group’s Argyle diamond mine and US$40 million in other net impairments. An impairment review of Argyle was triggered by the announcement during 2012 of the Diamonds strategic review, as well as changes to the forecast ramp-up date for the underground mine.

Gains and losses on consolidation and disposal of interests in businesses relate primarily to a gain of US$965 million arising on consolidation of Richards Bay Minerals in September 2012 and a US$167 million loss on consolidation of Turquoise Hill Resources.

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

Group financial results by product group 2012-2014

	2014	2013	2012
	US$m	US$m	US$m
Iron Ore	8,107	9,858	9,247
Aluminium	1,248	557	54
Copper	912	821	1,059
Diamonds & Minerals(a)	401	350	149
Energy	(210)	33	309
Other operations	(243)	(281)	(582)
Inter-segment transactions	—	(4)	(8)
Other items	(593)	(730)	(750)
Exploration and evaluation	(156)	(145)	(97)
Net interest	(161)	(242)	(112)

Group underlying earnings	9,305	10,217	9,269
Exclusions from underlying earnings	(2,778)	(6,552)	(12,297)

Net earnings/(loss)	6,527	3,665	(3,028)

(a)	Includes the Simandou iron ore project in Guinea, which is the responsibility of the Diamonds & Minerals product group chief executive.

Sales Revenue

Prices

				2014	2013	2012
Commodity	Source	Unit		US$	US$	US$
Average prices
Iron ore 62% Fe Fines FOB	Platts Index less Baltic Exchange Freight Rate	dmt	(a)	88	126	122
Aluminium	LME(b)	Tonne		1,867	1,845	2,018
Copper	LME	Pound		3.10	3.33	3.61
Gold	LBMA	Ounce		1,266	1,410	1,669

Closing prices (quoted commodities only)
Aluminium		Tonne		1,825	1,755	2,041
Copper		Pound		2.89	3.35	3.65
Gold		Ounce		1,184	1,208	1,675

(a)	Dry metric tonne
(b)	LME cash price

The above table shows published prices for Rio Tinto’s commodities for the last three years where these are publicly available, and where there is a reasonable degree of correlation between the published prices and Rio Tinto’s realised prices.

Group sales revenue will not necessarily move in line with these published prices for a number of reasons which are discussed below.

The discussion of revenues below relates to the Group’s gross revenue from sale of commodities, as included in the financial information by business unit on page 178 to 182 of the Rio Tinto Annual Report 2014.

Iron Ore

2014 sales revenue compared with 2013

Record sales volumes in the Pilbara for a second year partially mitigated the impact of lower iron ore prices, down 30 per cent on average year on year. In 2014, approximately 25 per cent of sales were priced with reference to a quarterly average index set at the prior quarter’s average lagged by one month. The remainder was sold via pricing mechanisms priced closer to the index price at the time of shipment, such as current quarter average, current month average or spot index prices. Index prices are adjusted for product characteristics and iron and moisture content.

2013 sales revenue compared with 2012

Gross sales revenue for the Iron Ore group increased by seven per cent compared with 2012, attributable to record sales volumes in the Pilbara and marginally higher prices. Sales volumes increased by five per cent across the product group. In 2013, approximately 30 per cent of sales were priced with reference to a quarterly average index set at the prior quarter’s average lagged by one month. The remainder was sold via pricing mechanisms priced closer to the index price at the time of shipment, such as current quarter average, current month average or spot index prices. Index prices are adjusted for product characteristics and iron and moisture content.

Aluminium

2014 sales revenue compared with 2013

The Aluminium group’s sales revenues are from aluminium and related products such as alumina and bauxite.

A one per cent increase in LME prices and stronger regional and product premiums, were not sufficient to offset the impact of reduced sales volumes of bauxite and aluminium compared with 2013, resulting in a three percent reduction in sales revenue. The reduction in aluminium sales volumes was mainly due to the closure of the Shawinigan smelter in December 2013, and the divestment of the Søral and Alucam smelters during 2014.

2013 sales revenue compared with 2012

Sales revenue increased by two per cent, reflecting increasing volumes across all products, and a rise in regional market premiums more than offsetting a nine per cent decline in LME prices over the period. Regional market premiums on aluminium shipments continued to perform strongly in 2013, supported by balanced physical supply/demand, despite significant LME inventories, much of which remains tied up in financing deals due to higher forward prices and low interest rates.

Copper

2014 sales revenue compared with 2013

Gross sales revenue increased by six per cent in 2014 compared with 2013. Increased sales volumes, primarily attributable to a full year of production at Oyu Tolgoi, were partially offset by a seven per cent decline in average copper prices and a 11 per cent decline in the average gold price during the period.

At 31 December 2014, the Group had an estimated 331 million pounds of copper sales (2013: 254 million pounds) that were provisionally priced at 288 US cents per pound (2013: 333 US cents per pound). The final price of these sales will be determined during the first half of 2015.

2013 sales revenue compared with 2012

Gross sales revenue for the Copper group decreased by 11 per cent in 2013 compared with 2012. This reflected an eight per cent decline in the copper price during the period, and a 16 per cent decline in the gold price, together with divestment of the Palabora and Northparkes operations during 2013.

Diamonds & Minerals

2014 sales revenue compared with 2013

Diamond prices realised by Rio Tinto depend on the size and quality of diamonds in the product mix.

Gross sales revenues decreased by one per cent, mainly driven by lower prices for titanium dioxide feedstocks, borates and zircon, and a decline in volume of diamond sales which were partially offset by higher realised prices on diamonds, and higher sales volumes of titanium dioxide feedstocks, borates and zircon.

2013 sales revenue compared with 2012

Gross sales revenue increased by three per cent, largely as the result of consolidating a full year of sales at Richards Bay Minerals which offset the impact of lower prices for zircon, titanium dioxide feedstocks, borates and metallics and lower sales volumes of titanium dioxide feedstocks due to challenging market conditions. Markets for titanium dioxide and zircon have softened further over the course of the year as the industry continues to work through high levels of inventories.

Diamonds revenue was 15 per cent above 2012 due to higher volumes and increased prices; polished diamond prices were relatively stable throughout 2013 whilst slightly greater volatility was experienced in prices for rough diamonds.

Energy

2014 sales revenue compared with 2013

The decline in gross sales revenue of 21 per cent was predominantly attributable to lower prices with 21 per cent and 17 per cent reductions in the average coking coal benchmark and thermal coal prices respectively. Price reductions were partially offset by higher sales volumes at Kestrel and Hail Creek, offset by the loss of tonnes from Clermont with the divestment completed on 29 May 2014. The uranium spot price index ended the year three per cent above 2013 at US$35.50 per pound while the long-term price indicators lost one per cent to end the year at US$49.50 per pound.

A significant proportion of Rio Tinto’s coal production is sold under long-term contracts. In Australia, the prices applying to sales under the long-term contracts are generally renegotiated annually for thermal coal, but prices are fixed at different times of the year and on a variety of bases. Coking coal prices for 2014 have been negotiated on a quarterly basis. For these reasons, average realised prices will not necessarily reflect the movements in any of the publicly quoted prices. Rio Tinto Uranium also sells predominantly on a longer-term contract basis. Moreover, there are significant product specification differences between mines. Sales volumes of all products will vary during the year and the timing of shipments will also result in differences between average realised prices and published prices.

2013 sales revenue compared with 2012

Gross sales revenue in 2013 for the Energy group decreased by ten per cent compared with 2012 as a result of significantly lower prices. Global thermal coal prices continued the weaker trend of the past two years, and excess supply continues to impact the coking coal market with nearly all major exporting countries increasing output in 2013. Excess supply and enduring closure of Japan’s nuclear industry continued to adversely impact the uranium market in 2013. The uranium spot price index ended the year 20 per cent below 2012 at US$34.50 per pound, while the long-term price indicator lost 12 per cent to end the year at US$50 per pound.

Cash flow

2014 compared with 2013

A full consolidated cash flow statement is contained in the financial statements on page 105 of the 2014 Rio Tinto Annual Report.

Net cash generated from operating activities was US$14.3 billion, five per cent lower than 2013, reflecting the negative impact of lower prices partially offset by the positive impact of higher volumes, cash costs improvements and favourable current trade working capital movements.

Purchase of property, plant and equipment and intangible assets declined by US$4.8 billion or 37 per cent to US$8.2 billion in 2014. This was driven by the completion of five major capital projects during 2013 and continued capital discipline.

Net proceeds from disposals of subsidiaries, joint ventures and associates totaled US$0.9 billion in 2014, primarily reflecting the sale of the Group’s interests in the Clermont Joint Venture and Rio Tinto Coal Mozambique.

Other investing cash flows resulted in an improvement of US$647 million mainly due to the disposal of the Group’s properties at St James’s Square.

Dividends paid in 2014 of US$3.7 billion reflect the 12 per cent increase to the 2013 dividends paid.

Repayments of borrowings increased from US$1.8 billion to US$3.5 billion during 2014.

2013 compared with 2012

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

Purchase of property, plant and equipment and intangible assets declined by US$4.6 billion or 26 per cent to US$13.0 billion in 2013. Five major capital projects were completed during the year: the Pilbara iron ore mines and infrastructure expansion to 290Mt/a in Western Australia, the Oyu Tolgoi copper-gold mine and concentrator in Mongolia, the Kestrel coking coal mine extension and expansion in Queensland, the Argyle diamond underground mine in Western Australia and the AP60 aluminium smelter in Quebec. Ongoing capital projects include the second phase expansion of the Pilbara iron ore infrastructure to 360Mt/a, due to come on stream at the end of the first half of 2015, and the modernisation of the Kitimat aluminium smelter in British Columbia.

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

Dividends paid in 2013 of US$3.3 billion reflected a 15 per cent increase in the 2012 final dividends paid.

Balance sheet at 31 December 2014

Net debt decreased from US$18.1 billion to US$12.5 billion at 31 December 2014 as operating cash inflows and divestment proceeds fully offset the outflows relating to capital expenditure and the increase in the dividend. Net debt at 31 December 2014 was made up principally from adjusted total borrowings (as defined in note 24 “Consolidated net debt” to the financial statements) of US$24.9 billion, offset by US$12.4 billion in cash and cash equivalents. The proportion of net debt to total capital stood at 19 per cent at 31 December 2014, an improvement of seven per cent from the prior year.

Total borrowings at 31 December 2014 were US$25.1 billion. The weighted average cost of total borrowings was approximately four per cent and the weighted average maturity of total borrowings was around eight years with the maximum nominal amount maturing in any one calendar year currently US$3.3 billion. At 31 December 2014, approximately 71 per cent of Rio Tinto’s adjusted total borrowings were at fixed interest rates.

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

The Rio Tinto Annual Report 2014 shows the full extent of the Group’s financial commitments, including debt. The risk factors to which the Group is subject are summarised on pages 14 to17 of the Rio Tinto Annual Report 2014.

The effectiveness of internal control procedures continues to be a high priority in the Rio Tinto Group. The board’s statement on internal control is set out in the Risk management section.

Dividend

The 2014 interim dividend was 96.0 US cents (2013: 83.5 US cents) and the final dividend is determined as 119.0 US cents (2013: 108.5 US cents). Dividends paid on Rio Tinto plc and Rio Tinto Limited shares are equalised on a net cash basis; that is, without taking into account any associated tax credits. Dividends are determined in US dollars. Rio Tinto plc dividends are paid and declared in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates on 10 February 2015. Details relating to the dividend policy, determination and payment of dividends in sterling, Australian dollars and other currencies and on the payment of dividends to holders of American Depositary Receipts (ADRs) are included in the Shareholder information section.

Capital and liquidity risk management

The Group’s total capital is defined as equity attributable to owners of Rio Tinto plus equity attributable to non-controlling interests and net debt, as shown below:

Total capital

	2014 US$m	2013 US$m
Equity attributable to owners of Rio Tinto	46,285	45,886
Equity attributable to non-controlling interests	8,309	7,616
Net debt (note 24 of the Rio Tinto Annual Report 2014)	12,495	18,055

Total capital	67,089	71,557

The Group’s major capital and evaluation projects are listed in the Capital allocation section on pages 18 and 19 of the Rio Tinto Annual Report 2014.

We expect that contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from the existing facilities described in note 30 “Financial instruments and risk management”, part (v) to the Rio Tinto Annual Report 2014. This note also provides further details of our liquidity and capital risk management.

Treasury management and financial instruments

Details of our Treasury management and financial instruments are contained within the introductory paragraphs of note 30 “Financial instruments and risk management” to the Rio Tinto Annual Report 2014.

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

Earnings sensitivities – Exchange rate

	Average exchange rate for 2014 US cents	Effect on underlying earnings of 10% change in full year average +/- $USm
Australian dollar	90	753
Canadian dollar	91	251
Euro	133	29
Chilean peso	US$1 = 569	29
New Zealand dollar	83	24
South African rand	US$1 = 10.84	26
UK sterling	165	—

The exchange rate sensitivities quoted above include the effect on net operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency financial assets and liabilities. They should therefore be used with caution. Further details of our exposure to foreign currency fluctuations and currency derivatives, and our approach to currency hedging, are contained within note 30 “Financial instruments and risk management”, part A(b)(i), of the Rio Tinto Annual Report 2014.

Interest rates

Details of our exposure to interest rate fluctuations are contained within note 30 “Financial instruments and risk management” of the Rio Tinto Annual Report 2014.

Commodity prices

The approximate effect on the Group’s underlying and net earnings of a ten per cent change from the full year average market price in 2014 for the following products would be:

Commodity	Unit	Average market price for 2014 US$	Effect on underlying earnings of 10% change in full year average +/- US$m
Iron ore 62% Fe Fines FOB	dmt	88	1,303
Aluminium(a)	Tonne	1,867	462
Copper(a)	Pound	3.10	340
Gold	Ounce	1,266	46

(a)	Excludes the impact of commodity derivatives.

The sensitivities give the estimated impact on net earnings of changes in prices assuming that all other variables remain constant. These should be used with caution. As noted previously, the relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.

Further details of our exposure to commodity price fluctuations are contained within note 30 “Financial instruments and risk management” of the Rio Tinto Annual Report 2014.

Credit risks

Details of our exposure to credit risks relating to receivables, financial instruments and cash deposits, are contained within note 30 “Financial instruments and risk management” of the Rio Tinto Annual Report 2014.

Disposals and acquisitions

Information regarding disposals and acquisitions is provided in note 37 “Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses” of the Rio Tinto Annual Report 2014.

Critical accounting policies and estimates

Many of the amounts included in the financial statements involve the use of judgment and/or estimates. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the financial statements.

Information about such judgments and estimation is contained under “Judgments in applying accounting policies and key sources of estimation uncertainty” in note 1 “Principal accounting policies” on pages 110 and 111 of the Rio Tinto Annual Report 2014.

Off balance sheet arrangements and contractual commitments

The table below presents information in relation to our material off balance sheet arrangements and contractual commitments. Information regarding the Group’s post retirement commitments and funding arrangements is provided in note 45 “Post retirement benefits” to the Rio Tinto Annual Report 2014. Information regarding the Group’s close-down and restoration obligations is provided in note 26 “Provisions (including post-retirement benefits)” to the Rio Tinto Annual Report 2014.

We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from the existing facilities.

At 31 December 2014	<1 yr US$m	1-3 yrs US$m	3-5 yrs US$m	> 5 yrs US$m	Total US$m
Expenditure commitments in relation to:
Operating leases	429	690	460	766	2,345
Other (capital commitments)	2,620	427	23	30	3,100

	3,049	1,117	483	796	5,445

Long-term debt and other financial obligations:
Debt	2,664	4,841	4,663	12,535	24,703
Interest payments	927	1,721	1,424	5,492	9,564
Purchase obligations	2,912	4,460	3,139	19,572	30,083
Other	49	70	1	—	120

	6,552	11,092	9,227	37,599	64,470

Total	9,601	12,209	9,710	38,395	69,915

There are no material legal or economic restrictions on the ability of our subsidiaries to transfer funds to the company in the form of cash dividends, loans, or advances.

5.B Liquidity and capital resources

The information set forth under the headings:

•	“Capital allocation-Major capital projects (>US$1bn)” on page 18;

•	“Financial statements Note 30-Financial instruments and risk management” on pages 146 to 155; and

•	“Financial statements Note 22-Borrowings and other financial liabilities” on pages 140 and 141 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

See above Item 5.A, “Additional financial information-Balance sheet” (Cash flow, Financial instruments and risk management, Capital and liquidity risk management).

5.C Research and development, patents and licenses

The information set forth under the headings:

•	“Exploration” on page 38;

•	“Technology & Innovation” on page 39; and

•	“Financial statements Note 4-Net operating costs” on page 127 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

5.D Trend information

The information set forth under the headings:

•	“Strategic context” on page 7;

•	“Group overview” on pages 2 and 3;

•	“Chairman’s letter” on page 4;

•	“Chief executive’s statement” on pages 5 and 6;

•	“Product groups-Aluminium” on pages 28 and 29;

•	“Product groups-Copper” on pages 30 and 31;

•	“Product groups-Diamonds & Minerals” on pages 32 and 33;

•	“Product groups-Energy” on pages 34 and 35; and

•	“Product groups-Iron Ore” on pages 36 and 37

of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

5.E Off-balance sheet arrangements

The information set forth under the heading “Financial statements Note 31-Contingencies and commitments” on pages 155 and 156 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

See above Item 5.A, “Additional financial information-Balance sheet” (Off balance sheet arrangements and contractual commitments).

5.F Tabular disclosure of contractual obligations

See above Item 5.A, “Additional financial information-Balance sheet” (Off balance sheet arrangements and contractual commitments).

5.G Safe harbour

The information set forth under the heading “Cautionary statement about forward-looking statements” on the inside front cover of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The information set forth under the headings:

•	“Board of directors” on pages 49 to 51; and

•	“Executive committee” on page 52

of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

6.B Compensation

The information set forth under the headings:

•	“Remuneration report” on pages 64 to 100;

•	“Remuneration report tables” on pages 92 to 100; and

•	“Financial statements Note 26-Provisions (including post retirement benefits)” on page 142 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

6.C Board practices

The information set forth under the headings:

•	“Board of directors” on pages 49 to 51;

•	“Executive committee” on page 52;

•	“Corporate governance” on pages 53 to 63;

•	“Remuneration report-Executives’ service contracts and termination” on pages 71 and 72; and

•	“Remuneration report-Treatment of STIP and LTIP on termination” on pages 72 and 73 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

6.D Employees

The information set forth under the headings:

•	“Financial statements Note 5-Employment costs” on page 127;

•	“Financial statements Note 32-Average number of employees” on page 156; and

•	“Director’s report-Employment policies and communication” on page 47 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

Rio Tinto focuses on working with our employees and their unions in good faith, seeking fair solutions while maintaining the competitiveness of each of our operations. At present we do not anticipate any union activity which would have a material adverse effect on the Group’s operations as a whole.

6.E Share ownership

The information set forth under the headings:

•	“Remuneration report tables-table 2, 3” on pages 95 to 100;

•	“Shareholder information-Substantial shareholders” on page 222;

•	“Remuneration report-Global employee share plan” on page 91; and

•	“Financial statements Note 44-Share based payments” on pages 166 to 168 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

The information set forth under the headings:

•	“Shareholder information-Substantial shareholders” on page 222;

•	“Shareholder information-Analysis of ordinary shareholders” on page 223; and

•	“Shareholder information-Twenty largest registered shareholders” on page 223 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

Share ownership

Rio Tinto plc

As at 16 February 2015, there were 44,274 holders of record of Rio Tinto plc’s shares. Of these holders, 400 had registered addresses in the US and held a total of 596,388 Rio Tinto plc shares, representing 0.04 per cent of the total number of Rio Tinto plc shares issued and outstanding as at such date. In addition, 117,166,113 Rio Tinto plc shares were registered in the name of a custodian account in London which represented 8.22 per cent of Rio Tinto plc shares issued and outstanding. These shares were represented by 117,166,113 Rio Tinto plc ADRs held of record by 386 ADR holders. In addition, certain accounts of record with registered addresses other than in the US hold shares, in whole or in part, beneficially for US persons.

Rio Tinto Limited

As at 16 February 2015, there were 200,032 holders of record of Rio Tinto Limited shares. Of these holders, 301 had registered addresses in the US, representing approximately 0.15 per cent of the total number of Rio Tinto Limited shares issued and outstanding as of such date. In addition, nominee accounts of record with registered addresses other than in the US may hold Rio Tinto Limited shares, in whole or in part, beneficially for US persons.

7.B Related party transactions

The information set forth under the heading “Financial statements Note 40-Related party transactions” on page 165 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

7.C Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

See below Item 18.

In addition, the information set forth under the headings:

•	“Financial statements Note 31-Contingencies and commitments” on pages 155 and 156; and

•	“Shareholder information-Dividends” on page 224

of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

See above Item 3.A “2014 dividends”.

8.B Significant changes

The information set forth under the heading “Financial statements Note 43-Events after the balance sheet date” on page 165 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

9.A Offer and listing details

The information set forth under the heading “Shareholder information-Markets” on page 222 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

Share price information

The following table shows share prices for the period indicated, the reported high and low middle market quotations, which represent an average of bid and asked prices, for Rio Tinto plc’s shares on the London Stock Exchange based on the Daily Official List, the high and low sale prices of the Rio Tinto plc ADSs as reported on the NYSE composite tape and the high and low closing sale prices of Rio Tinto Limited shares based upon information provided by the ASX. There is no established trading market in the US for Rio Tinto Limited’s shares.

		Pence per Rio Tinto plc share		US$ per Rio Tinto plc ADS(a)		A$ per Rio Tinto Limited share
		High	Low	High	Low	High	Low
2010		4,584	2,812	72.65	39.30	87.94	61.70
2011		4,712	2,713	76.67	40.50	88.68	59.00
2012		3,988	2,716	62.70	42.32	72.30	48.63
2013		3,757	2,583	59.92	39.90	72.07	50.24
2014		3,627	2,616	59.93	40.70	70.88	52.65
Aug 2014		3,515	3,209	59.18	53.69	67.82	62.63
Sep 2014		3,255	3,031	53.74	49.18	63.03	59.21
Oct 2014		3,163	2,946	51.47	47.17	61.21	57.26
Nov 2014		3,058	2,865	48.37	45.31	61.24	56.41
Dec 2014		3,011	2,616	47.25	40.70	59.18	52.65
Jan 2015		3,027	2,804	59.40	53.69	46.06	42.95
2013	– First quarter	3,757	3,070	59.92	46.68	72.07	46.68
	– Second quarter	3,140	2,582	48.60	40.34	58.90	50.24
	– Third quarter	3,263	2,636	51.89	39.90	64.20	51.50
	– Fourth quarter	3,410	2,958	56.43	47.49	68.18	60.00
2014	– First quarter	3,627	3,115	59.93	51.18	70.88	60.80
	– Second quarter	3,426	3,017	57.33	51.30	65.14	57.45
	– Third quarter	3,515	3,031	59.18	49.18	67.82	59.21
	– Fourth quarter	3,163	2,616	51.47	40.70	61.24	52.65

(a)	On 12 April 2010, Rio Tinto announced a ratio change for the Rio Tinto plc ADR programme. With effect from 30 April 2010, one ADR represents one ordinary share of 10p in Rio Tinto plc. Prior to this date one ADR represented four ordinary shares of 10p. To effect this change ADR holders received three additional ADRs for every one ADR held as of 22 April 2010, the ADR record date.

9.B Plan of distribution

Not applicable.

9.C Markets

The information set forth under the heading “Shareholder information-Markets” on page 222 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

9.D Selling shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A Share capital

Not applicable.

10.B Memorandum and articles of association

The information set forth under the headings:

•	“Shareholder information-Material contracts” on pages 224 and 225;

•	“Shareholder information-Dividends” on page 224;

•	“Shareholder information-Dual listed companies structure” on pages 220 to 222; and

•	“Shareholder information-Exchange controls and foreign investment” on page 225 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

10.C Material contracts

The information set forth under the headings:

•	“Shareholder information-Material contracts” on pages 224 and 225; and

•	“Financial statements Note 30-Financial instruments and risk management” on pages 146 to 155 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

10.D Exchange controls

The information set forth under the heading “Shareholder information-Exchange controls and foreign investment” on page 225 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

10.E Taxation

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

This section applies to US holders only if shares or ADSs are held as capital assets for tax purposes. This section does not apply to shareholders who are members of a special class of holders subject to special rules, including a dealer in securities, a trader in securities who elects to use a mark-to-market method of accounting for securities holdings, a tax exempt organisation, a life insurance company, a person liable for alternative minimum tax or net investment income tax, a person that actually or constructively owns five per cent or more of Rio Tinto’s voting stock, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, persons that have ceased to be US citizens or lawful permanent residents of the United States, investors holding shares or ADSs in connection with a trade or business conducted outside of the United States, US expatriates or a person whose functional currency is not the US dollar.

This section is based on the US Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing and proposed regulations, published rulings and court decisions, and on the convention between the US and UK, and the convention between the US and Australia (together, the Conventions) which may affect the tax consequences of the ownership of the Group’s ADSs and shares. These laws and conventions are subject to change, possibly on a retroactive basis.

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

Rio Tinto plc dividends paid to a non-corporate US holder generally will be taxable at the reduced rate normally applicable to long-term capital gains provided certain requirements are met. Rio Tinto Limited dividends paid to a non-corporate US holder generally will be taxable at the reduced rate normally applicable to long-term capital gains provided that Rio Tinto Limited qualifies for the benefits of the convention between the US and Australia, which Rio Tinto Limited believes it does, and certain other requirements are met. A US holder will be eligible for this reduced rate only if it has held the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution that you must include in your income as a US holder will be the US dollar value of the non-US dollar payments made, determined at the spot UK pound/US dollar rate (in the case of Rio Tinto plc) or the spot Australian dollar/US dollar rate (in the case of Rio Tinto Limited) on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the reduced tax rate normally applicable to capital gains. The gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, any Australian tax withheld in accordance with the convention between the US and Australia and paid over to Australia will be creditable or deductible against your US federal income tax liability.

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

Passive Foreign Investment Company Rules

We believe that the Group’s shares or ADSs should not be treated as stock of PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless the shares or ADSs are “marketable stock” and a US holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain. Instead, if you are a US holder, you would be treated as if you had realised such gain and certain “excess distributions” rateably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that you receive from us will not be eligible for the reduced tax rates normally applicable to capital gains if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

10.F Dividends and paying agents

Not applicable.

10.G Statement by experts

Not applicable.

10.H Documents on display

Rio Tinto is subject to the Securities and Exchange Commission reporting requirements for foreign companies. A Form 20-F, which corresponds with the Form 10-K for US public companies, was filed with the SEC on 6 March 2015. Rio Tinto’s Form 20-F and other filings can be viewed on the Rio Tinto website as well as the SEC website at www.sec.gov. ADR holders may also read without charge and copy at prescribed rates any document filed at the public reference facilities of the SEC’s principal office at 100 F Street NE, Washington, DC 20549, US. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

10.I Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings:

•	“Financial overview” on page 40;

•	“Financial statements Note 30-Financial instruments and risk management” on pages 146 to 155; and

•	“Cautionary statement about forward-looking statements” on the inside front cover of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

See above Item 5.A, “Additional financial information”.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.D American Depositary Shares

American depositary receipts (ADRs)

Rio Tinto plc has a sponsored ADR facility with JPMorgan Chase Bank NA (JPMorgan) under a Deposit Agreement, dated 13 July 1988, as amended on 11 June 1990, as further amended and restated on 15 February 1999, 18 February 2005 (when JPMorgan became Rio Tinto plc’s depositary) and on 29 April 2010. The ADRs evidence Rio Tinto plc ADSs, each representing one ordinary share. The shares are registered with the US Securities and Exchange Commission (SEC), are listed on the NYSE and are traded under the symbol RIO.

Fees and charges payable by a holder of ADSs

In accordance with the terms of the Deposit Agreement, JPMorgan may charge holders of Rio Tinto ADSs, either directly or indirectly, fees or charges up to the amounts described in the table below.

Category	Depositary actions	Associated fee
Depositing or substituting the underlying shares

Issuance of ADSs against the deposit of shares, including deposits and issuance in respect of:

Share distributions, stock split, rights, merger

Exchange of securities or other transactions

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

Expenses incurred on behalf of holders in connection with:

Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

The depositary’s or its custodian’s compliance with applicable law, rule or regulation

Stock transfer or other taxes and other governmental charges

Cable, telex, facsimile and electronic transmission/delivery

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

JPMorgan has agreed to reimburse certain company expenses related to the Rio Tinto plc ADR programme and incurred by the Group in connection with the programme. The Group received US$1.05 million in respect of expenses incurred by the Group in connection with the ADR programme for the year ended 31 December 2014. JPMorgan did not pay any amount on the Group’s behalf to third parties. JPMorgan also waived certain of its standard fees and expenses associated with the administration of the programme relating to routine programme maintenance, reporting, distribution of cash dividends, annual meeting services and report mailing services.

Under certain circumstances, including removal of JPMorgan as depositary or termination of the ADR programme by the Company, the Company is required to repay JPMorgan any amounts of administrative fees and expenses waived during the 12-month period prior to notice of removal or termination.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the heading on “Corporate governance-Financial reporting” on page 63 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

PricewaterhouseCoopers LLP and PricewaterhouseCoopers, the auditors of Rio Tinto plc and Rio Tinto Limited respectively, audited the financial statements included in this Form 20-F and audited the effectiveness of internal controls over financial reporting as of 31 December 2014. Their audit report is included below.

See below Item 18 “Report of Independent Registered Public Accounting Firm”.

ITEM 16

16.A Audit committee financial expert

The information set forth under the heading “Corporate governance-Audit committee” on pages 57 to 59 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

16.B Code of ethics

The information set forth under the heading “Corporate governance-Other disclosures” on page 61 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

16.C Principal accountant fees and services

The information set forth under the headings:

•	“Directors’ report-Fees for audit and non-audit services” on page 48;

•	“Corporate governance-Governance processes” on page 58;

•	“Directors’ report-Auditors” on page 48; and

•	“Financial statements Note 39-Auditors’ remuneration” on page 164 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

16.D Exemptions from the listing standards for audit committees

Not applicable.

16.E Purchases of equity securities by the issuer and affiliated purchasers

The information set forth under the headings:

•	“Directors’ report-Share capital” on page 45; and

•	“Directors’ report-Purchases” on page 46

of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

16.F Change in registrant’s certifying accountant

Not applicable.

16.G Corporate governance

The information set forth under the heading “Corporate governance-Statement of compliance with governance codes and standards in 2014” on page 53 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

16.H Mine safety disclosure

The information set forth in Exhibit 16.1 is incorporated herein by reference.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial information concerning the Company set forth under the headings “Consolidated financial statements” on pages 102 to 173 and pages 178 to 183 of the Rio Tinto Annual Report 2014 is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Boards of Directors and Shareholders of Rio Tinto plc and Rio Tinto Limited

In our opinion, the accompanying Group balance sheet and the related Group income statement, the Group statement of comprehensive income, the Group cash flow statement, the Group statement of changes in equity, present fairly, in all material respects, the financial position of the Rio Tinto Group at 31 December 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Rio Tinto Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Rio Tinto Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s report on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Rio Tinto Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP	/s/ PricewaterhouseCoopers
PricewaterhouseCoopers LLP	PricewaterhouseCoopers
London, United Kingdom	Melbourne, Australia
5 March 2015	5 March 2015
In respect of the Board of Directors and Shareholders of Rio Tinto plc	In respect of the Board of Directors and Shareholders of Rio Tinto Limited

ITEM 19. EXHIBITS

Exhibits marked “*” have been filed as exhibits to this Annual report on Form 20-F and other exhibits have been incorporated by reference as indicated.

INDEX

Exhibit Number	Description

1.1	Articles of Association of Rio Tinto plc (adopted by special resolution passed on 20 April 2009 and amended on 1 October 2009) (incorporated by reference to Exhibit 1.1 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

1.2	Constitution of Rio Tinto Limited (ACN 004 458 404) (as adopted by special resolution passed on 24 May 2000 and amended by special resolution on 18 April 2002, 29 April 2005, 27 April 2007, 24 April 2008 and 20 April 2009) (incorporated by reference to Exhibit 1.2 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

3.1	DLC Merger Implementation Agreement, dated 3 November 1995 between CRA Limited and The RTZ Corporation PLC relating to the implementation of the DLC merger (incorporated by reference to Exhibit 2.1 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533)

3.2	DLC Merger Sharing Agreement, dated 21 December 1995 and amended on 14 April 2005, 29 April 2005 and 18 December 2009 between CRA Limited and The RTZ Corporation PLC relating to the ongoing relationship between CRA and RTZ following the DLC merger (incorporated by reference to Exhibit 3.2 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

3.3	RTZ Shareholder Voting Agreement, dated 21 December 1995 and amended on 18 January 2010 between The RTZ Corporation PLC, RTZ Shareholder SVC Pty. Limited, CRA Limited, R.T.Z. Australian Holdings Limited and The Law Debenture Trust Corporation p.l.c (incorporated by reference to Exhibit 3.3 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

3.4	CRA Shareholder Voting Agreement, dated 21 December 1995 and amended 18 January 2010 between CRA Limited, CRA Shareholder SVC Limited, The RTZ Corporation PLC and The Law Debenture Trust Corporation p.l.c., relating to the RTZ Special Voting Share (incorporated by reference to Exhibit 3.4 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

4.01	Rio Tinto plc - Share Option Plan 2004 (incorporated by reference to Exhibit 4.3 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)

4.02	Rio Tinto Limited - Share Option Plan 2004 (incorporated by reference to Exhibit 4.6 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)

4.03	Rules of the Rio Tinto plc Performance Share Plan 2004 (formerly known as the Rio Tinto plc - Mining Companies Comparative Plan 2004) (incorporated by reference to Exhibit 4.03 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2011, File No. 1-10533)

4.04	Rules of the Rio Tinto Limited Performance Share Plan 2004 (formerly known as the Rio Tinto Limited - Mining Companies Comparative Plan 2004) (incorporated by reference to Exhibit 4.04 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2011, File No. 1-10533)

4.05	Rules of the Rio Tinto plc Performance Share Plan 2013 (incorporated by reference to Exhibit 4.05 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2013, File No. 1-10533)

4.06	Rules of the Rio Tinto Limited Performance Share Plan 2013 (incorporated by reference to Exhibit 4.06 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2013, File No. 1-10533)

8.1*	List of subsidiary companies.

12.1*	Certifications pursuant to Rule 13a-14(a) of the Exchange Act.

13.1*	Certifications furnished pursuant to Rule 13a-14(b) of the Exchange Act (such certifications are not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference in any filing under the Securities Act).

15.1*	Consent of Independent Accountants to the incorporation of the audit report relating to the Rio Tinto Group and effectiveness of internal control over financial reporting of the Rio Tinto Group by reference in registration statements on Form F-3 and Form S-8.

15.2*	Rio Tinto Annual Report 2014†

16.1*	Mine safety and health administration safety data.

*	Filed herewith.
†	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Rio Tinto Annual Report 2014 is not deemed to be filed as part of this Form 20-F.

Signature

The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this Annual Report on their behalf.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

/s/ Eleanor Evans		/s/ Eleanor Evans
Name:	Eleanor Evans	Name:	Eleanor Evans
Title:	Company Secretary	Title:	Joint Company Secretary

Date:	5 March 2015	Date:	5 March 2015