Form 20-F
period 2015-12-31
RIO TINTO PLC; RIO TINTO LTD
filed 2016-03-03
CIK 863064, 887028

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 31 December 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from:                      to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited ABN 96 004 458 404
(Exact Name of Registrant as Specified in Its Charter)	(Exact Name of Registrant as Specified in Its Charter)

England and Wales	Victoria, Australia
(Jurisdiction of Incorporation or Organisation)	(Jurisdiction of Incorporation or Organisation)

6 St. James’s Square London, SW1Y 4AD, United Kingdom	Level 33, 120 Collins Street Melbourne, Victoria 3000, Australia
(Address of Principal Executive Offices)	(Address of Principal Executive Offices)

Julie Parent, T: 514-848-8519, E: julie.parent@riotinto.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered	Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares*	New York Stock Exchange
Ordinary Shares of 10p each**	New York Stock Exchange
1.375% Notes due 2016	New York Stock Exchange	1.375% Notes due 2016	New York Stock Exchange
2.000% Notes due 2017	New York Stock Exchange	2.000% Notes due 2017	New York Stock Exchange
1.625% Notes due 2017	New York Stock Exchange	1.625% Notes due 2017	New York Stock Exchange
6.500% Notes due 2018	New York Stock Exchange	6.500% Notes due 2018	New York Stock Exchange
2.250% Notes due 2018	New York Stock Exchange	2.250% Notes due 2018	New York Stock Exchange
9.000% Notes due 2019	New York Stock Exchange	9.000% Notes due 2019	New York Stock Exchange
3.500% Notes due 2020	New York Stock Exchange	3.500% Notes due 2020	New York Stock Exchange
4.125% Notes due 2021	New York Stock Exchange	4.125% Notes due 2021	New York Stock Exchange
3.750% Notes due 2021	New York Stock Exchange	3.750% Notes due 2021	New York Stock Exchange
3.500% Notes due 2022	New York Stock Exchange	3.500% Notes due 2022	New York Stock Exchange
2.875% Notes due 2022	New York Stock Exchange	2.875% Notes due 2022	New York Stock Exchange
3.750% Notes due 2025	New York Stock Exchange	3.750% Notes due 2025	New York Stock Exchange
7.125% Notes due 2028	New York Stock Exchange	7.125% Notes due 2028	New York Stock Exchange
5.200% Notes due 2040	New York Stock Exchange	5.200% Notes due 2040	New York Stock Exchange
4.750% Notes due 2042	New York Stock Exchange	4.750% Notes due 2042	New York Stock Exchange
4.125% Notes due 2042	New York Stock Exchange	4.125% Notes due 2042	New York Stock Exchange
Floating Rate Notes due 2016	New York Stock Exchange	Floating Rate Notes due 2016	New York Stock Exchange

*	Evidenced by American Depositary Receipts. Each American Depositary Share Represents one Rio Tinto plc Ordinary Shares of 10p each.
**	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Class	Title of Class Shares
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of each class	Rio Tinto plc – Number	Rio Tinto Limited – Number	Title of each class
Ordinary Shares of 10p each	1,384,486,216	424,192,412	Shares
DLC Dividend Share of 10p	1	1	DLC Dividend Share
Special Voting Share of 10p	1	1	Special Voting Share

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

Indicate by check mark whether the registrants: (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports), and (2) have been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrants are large accelerated filers, accelerated filers, or non-accelerated filers. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☒                Accelerated Filer ☐                Non-Accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrants have used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrants have elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended December 31, 2015 of Rio Tinto plc and Rio Tinto Limited (“2015 Form 20-F”). Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2015 Form 20-F of Rio Tinto set out below is being incorporated by reference from the “Annual Report 2015” included as exhibit 15.2 to this 2015 Form 20-F (“Annual Report 2015”).

Only (i) the information set out below with the reference to specific pages of the Annual Report 2015, including any page references incorporated in the incorporated material unless specifically noted otherwise (ii) the cautionary statement concerning forward-looking statements on the inside cover, and (iii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statement on Form F-3 File No. 333-196694, and Registration Statements on Form S-8 File Nos. 333-184397, 333-147914, 333-156093, 333-198655, 333-202546 and 333-202547 and any other documents, including documents filed by Rio Tinto plc and Rio Tinto Limited pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2015 Form 20-F. Any information herein which is not referenced in the 2015 Form 20-F or the Exhibits themselves, shall not be deemed to be so incorporated by reference. The Annual Report 2015 contains references to our website. Information on our website or any other website in the Annual Report 2015 is not incorporated into this document and should not be considered part of this document. We have included any website as an inactive textual reference only.

All reference in the 2015 Form 20-F to “we”, “our”, the “company” or the “Group” mean Rio Tinto plc and Rio Tinto Limited.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected financial data

The information set forth under the headings:

•	“Performance highlights” on page 1;

•	“Five year review” on page 43;

•	“Shareholder information-Dual listed companies structure” on page 236; and

•	“Shareholder information-Dividend arrangements” on page 236

of the Annual Report 2015 is incorporated herein by reference.

Exchange rates

The following tables show, for the periods and dates indicated, certain information regarding the exchange rates for the pound sterling and Australian dollar, based on the Noon Buying Rates for pounds sterling and Australian dollars expressed in US dollars per £1.00 and per A$1.00.

Pounds sterling

Year ended 31 December(a)	Period end	Average rate	High	Low
Feb 2016 (through 15 Feb)	1.45	1.45	1.46	1.43
Jan 2016	1.43	1.44	1.48	1.41
Dec 2015	1.48	1.50	1.52	1.48
Nov 2015	1.50	1.52	1.55	1.50
Oct 2015	1.53	1.53	1.55	1.51
Sep 2015	1.52	1.53	1.56	1.52
Aug 2015	1.54	1.56	1.58	1.54
2015	1.48	1.53	1.59	1.46
2014	1.56	1.65	1.72	1.55
2013	1.63	1.56	1.63	1.51
2012	1.63	1.59	1.63	1.53
2011	1.55	1.60	1.67	1.67

(a)	The Noon Buying Rate on such dates differed slightly from the rates used in the preparation of Rio Tinto’s financial statements on the relevant date. No representation is made that pound sterling and Australian dollar amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on such dates or at any other dates.

As at 15 February 2016, the Noon Buying Rate was 1.45 per £1.00.

Australian dollars

Year ended 31 December(a)	Period end	Average rate	High	Low
Feb 2016 (through 15 Feb)	0.72	0.71	0.72	0.70
Jan 2016	0.71	0.70	0.72	0.69
Dec 2015	0.73	0.72	0.73	0.71
Nov 2015	0.72	0.72	0.73	0.71
Oct 2015	0.71	0.72	0.74	0.70
Sep 2015	0.70	0.71	0.73	0.69
Aug 2015	0.71	0.73	0.74	0.71
2015	0.73	0.75	0.82	0.69
2014	0.82	0.90	0.95	0.81
2013	0.90	0.98	1.05	0.90
2012	1.04	1.04	1.08	0.97
2011	1.02	1.03	1.10	0.94

(a)	The Noon Buying Rate on such dates differed slightly from the rates used in the preparation of Rio Tinto’s financial statements on the relevant date. No representation is made that pound sterling and Australian dollar amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on such dates or at any other dates.

As at 15 February 2016, the Noon Buying Rate was 0.72 per A$1.00.

2015 dividends

The following chart sets out the amounts of interim and final dividends paid or payable on each share or American Depositary Shares (ADS) in respect of each financial year, but before deduction of any withholding tax.

	2015	2014	2013	2012	2011
Rio Tinto Group – US cents per share
Interim	107.50	96.00	83.50	72.50	54.00
Final	107.50	119.00	108.50	94.50	91.00
Total	215.00	215.00	192.00	167.00	145.00

Rio Tinto plc – UK pence per share
Interim	68.92	56.90	54.28	46.43	33.14
Final	74.21	77.98	65.82	60.34	57.33
Total	143.13	134.88	120.10	106.77	90.47

Rio Tinto Limited – Australian cents per share
Interim	144.91	103.09	93.00	68.51	49.81
Final	151.89	152.98	120.14	91.67	84.20
Total	296.80	256.07	213.14	160.18	134.01

Rio Tinto plc – US cents per ADS
Interim	104.94	93.30	84.62	73.99	53.55
Final(a)	—	115.76	109.18	91.60	91.56
Total(a)	—	209.06	193.80	165.59	145.11

(a)	The final dividend payable to holders of ADSs for the 2015 financial year will be announced on 31 March 2016 when the pounds sterling to US dollar currency conversion rate is determined. The ADS dividend for 2010 is restated from the 2010 Annual report and reflects the dividend after currency conversion.

3.B Capitalization and indebtedness

Not applicable.

3.C Reasons for the offer and use of proceeds

Not applicable.

3.D Risk factors

Risk management

Rio Tinto is exposed to a variety of risks that can have financial, operational and compliance impacts on our business performance, reputation and licence to operate. The board recognises that creating shareholder returns is the reward for taking and accepting risk. The effective management of risk is therefore critical to supporting the delivery of the Group’s strategic objectives.

Risk management framework

Rio Tinto’s risk management framework reflects our belief that managing risk effectively is an integral part of how the Group creates value, and fundamental to the Group’s business success. The responsibility for identifying and managing risks lies with all of Rio Tinto’s managers and business leaders. They operate within the Group-wide framework to manage risks within understood thresholds.

The framework includes clearly defined oversight responsibilities for the board and the Executive Committee, who are supported by the Risk Management Committee (an executive management committee chaired by the chief executive) and central support functions including Group Risk and Group Audit & Assurance, to enable effective risk identification, evaluation and management across Rio Tinto.

This approach reflects a “three lines of defence” model for the management of risks and controls:

–	First line of defence: ownership of risk by the operations.

–	Second line of defence: control of risk by central support functions and the Risk Management Committee.

–	Third line of defence: assurance of systems of internal control by Group Audit & Assurance.

The key risk management responsibilities throughout the Group are outlined below.

Approach

The Group’s approach to risk management, underpinned by the Risk policy and standard, is aimed at embedding a risk-aware culture in all decision-making, and a commitment to managing risk in a proactive and effective manner. This includes the early identification and evaluation of risks, the management and mitigation of risks before they materialise, and dealing with them effectively in the event they do materialise. Accountability for risk management is clear throughout the Group and is a key performance area of line managers.

To support risk understanding and management at all levels, the Group Risk function provides the necessary infrastructure to support the management and reporting of material risks within the Group, and escalates key issues through the management team and ultimately to the board where appropriate. Group Risk also supports the Risk Management Committee in its review of risk.

Risk management framework
Board

–  Determine the nature and extent of risk that is acceptable in pursuit of strategic objectives

–  Confirm that management’s risk thresholds reflect the level of risk the board is willing to accept in pursuit of strategic objectives

–  Provide oversight across the risk management process

Board committees

–  The Audit Committee monitors and reviews at least annually the maturity and effectiveness of management processes and controls designed to identify, assess, monitor and manage risk

–  The Audit and Sustainability Committees review periodic reports from management: identifying the Group’s material business risks within the committees’ scope; and the risk management strategies and controls applied

Group Audit & Assurance	– Provide reasonable assurance that the systems of risk management, internal control and governance are adequate and effective
Executive Committee	– Set risk strategy and assess risks inherent in key investments and in strategic, business or annual plans
Risk Management Committee	– Oversee the risk management framework to facilitate the identification of significant risks to Group-level objectives and ensure effective risk management processes are in place
Group Risk

–  Provide co-ordination and support of Group-level risk management activity and reporting

–  Embed risk management into core business processes, such as planning and capital allocation

–  Build risk management capability and a risk culture throughout the Group

Other central support functions and management committees

–  Provide targeted expertise and support to risk owners

–  Develop and maintain specific controls, including policies, standards and procedures, to support the effective management of material Group-level risk within the agreed thresholds

–  Assure first line of defence compliance with controls

Product groups and central functions, executive / audit forums

–  Monitor material risks and track activities to manage risk within their business activities, and escalate where appropriate

–  Consider risk and uncertainty in strategic and business planning and capital allocation proposals

Product groups and business units	– Identify, assess and manage risks in operations and projects, utilising risk registers and our Group-wide risk data system: RioRisk
Risk managers and Risk Forum

–  Provide technical expertise and risk management for line leaders and the product group executive management teams

–  The Risk Forum (risk managers across the Group) supports alignment, consistency and continuous improvement of risk management

The process for identifying, evaluating and managing the material business risks is designed to manage, rather than eliminate, risk and where appropriate accept risk to generate returns. Certain risks, for example natural disasters, cannot be managed using internal controls. Such major risks are transferred to third parties in the international insurance markets, to the extent considered appropriate or possible.

The Group has material investments in a number of jointly controlled entities. Where Rio Tinto does not have managerial control, it is not always able to ensure that management will comply with Rio Tinto standards.

Principal risks and uncertainties

The principal risks and uncertainties outlined in this section reflect the risks that could materially affect Rio Tinto or its ability to meet its strategic objectives, either directly or by triggering a succession of events that in aggregate become material to the Group. Rio Tinto’s business units and functions assess the potential economic and non-economic consequences of their respective risks using the framework defined by the Group’s Risk policy and standard. Once identified, each principal risk or uncertainty is reviewed and monitored by the relevant internal experts and by the Risk Management Committee, the relevant board committees and the board.

There may be additional risks unknown to Rio Tinto and other risks currently not believed to be material which could turn out to be material. In previous years the Group has reported risks related to climate change, community disputes, discount rates, short-term cash generation initiatives, technology and innovation, supply chain and third party exposure, industrial relations, availability of skilled resources, and closure. The Group remains exposed to these risks but does not consider them to be principal risks currently (as defined below). Therefore they are not discussed in detail in this section. A number of them are, however, referred to in the sustainable development section of the Annual Report 2015 on pages 22 to 28.

The principal risks and uncertainties listed in this section may materialise individually, simultaneously or in combination and could significantly threaten the Group in the following respects:

Business model

The basis on which the Group generates or preserves value over the longer term, given its market positioning as a global diversified mining and processing business.

Future performance

The Group’s ability to deliver its financial plan in the short to medium term.

Solvency

The Group’s ability to maintain an appropriate capital structure and to meet its financial liabilities in full.

Liquidity

The Group’s ability to meet its financial liabilities as they fall due.

Health, safety, environment and communities (HSEC)

The Group’s ability to send our employees and contractors home safe and healthy every day and work with our communities and partners to achieve our sustainable development goals.

Group reputation

The Group’s ability to maintain investor confidence and our social licence to operate.

Principal risks and uncertainties at a glance (2015 trend)
	External	Internal	Internal and external
Increasing risk	Commodity prices China development pathway	None	None
No change in risk	Strategic partnerships Jurisdictional risk	Execution of acquisitions and divestments Capital project development HSEC Business misconduct	Liquidity Exploration and resources Business interruption
Decreasing risk	None	None	None

Principal risks and uncertainties

The principal risks and uncertainties in this section have been categorised into Financial risks (Market, Financial and Strategic); Operational risks (HSEC, Resources, Operations, Projects and People); and Compliance risks (Stakeholder, Governance).

The principal risks and uncertainties should be considered in connection with any forward-looking statements in the Annual Report 2015 and the cautionary statement on the inside front cover of the Annual Report 2015.

Financial risks
Inherent risk and uncertainty	Potential downside impact (threats)
Market risks:

Commodity prices, driven by demand and supply for the Group’s products, vary outside of expectations over time.

Exchange rate variations and geopolitical issues may offset or exacerbate this risk.

External risk

Falling commodity prices, or adverse exchange rate movements, reduce cash flow, limiting profitability and dividend payments. These may trigger impairments and/or impact rating agency metrics. Extended subdued prices may reflect a longer-term fall in demand for the Group’s products, and consequent reduced revenue streams may limit investment opportunities.

China’s development pathway could impact demand for the Group’s products outside of expectations. External risk	An economic slowdown in China, and/or a material change in policy, results in a slowdown in demand and reduced investment opportunities.
Financial risks:
External events and internal discipline may impact Group liquidity. External risk Internal risk

The Group’s ability to raise sufficient funds for planned expenditure, such as capital growth and/ or mergers and acquisitions, as well as the ability to weather a major economic downturn could be compromised by a weak balance sheet and/or inadequate access to liquidity.

Strategic risks:
Rio Tinto’s ability to secure planned value by successfully executing divestments and acquisitions may vary. Internal risk

Divestment and acquisition activity incurs transaction costs that cannot be recouped, or result in value destruction by realising less than planned value for divestments or paying more than fair value for acquisitions. This could result in unforeseen pressure on the Group’s cash position or reduce the Group’s ability to expand operations. The Group may also be liable for the past acts, omissions or liabilities of assets it has acquired that were unforeseen or greater than anticipated at the time of acquisition. The Group may also face liabilities for divested entities if the buyer fails to honour commitments or the Group agrees to retain certain liabilities.

The Group’s ability to develop new projects successfully may vary. Internal risk	A delay or overrun in the project schedule could negatively impact the Group’s profitability, cash flows, asset carrying values, growth aspirations and relationships with key stakeholders.

Operational risks
Inherent risk and uncertainty	Potential downside impact (threats)
HSEC risks:
Our operations and projects are inherently hazardous with the potential to cause illness or injury, damage to the environment, disruption to a community or a threat to personal security. Internal risk

Failure to manage our health, safety, environment or community risks, could result in a catastrophic event or other long-term damage which could in turn harm the Group’s social licence to operate.

Recognised hazards include, among others, underground operations, aviation, pit slope instability, tailings facilities, vector-borne and pandemic disease, chemicals, gases, vehicles and machinery, extreme natural environments, endangered flora or fauna, areas of cultural heritage significance, water supply stress and climate change.

Resources risks:

The success of the Group’s exploration activity may vary. In addition, estimates of ore reserves are based on uncertain assumptions that, if changed, could result in the need to restate ore reserves.

External risk

Internal risk

A failure to discover new orebodies could undermine future growth prospects.

The risk that new information comes to light or operating conditions change means that the economic viability of some ore reserves can change and thus the reserves need to be restated downwards. As a result, projects may be less successful and of shorter duration than initially anticipated, and/or the asset value may be impaired.

Operations, projects and people risks:
Commercial excellence is derived from high operational and human productivity. Productivity is driven by optimization of the balance of people, process and systems. External risk Internal risk

Decreased productivity or business interruption may arise from a number of circumstances, including:

–  Operational difficulties such as extended industrial dispute, delayed development, bottlenecks or interruptions to infrastructure for power, water and transportation throughout the value chain.

–  Operational failure such as a process safety incident, major pit slope, dump or tailings/water impoundment failure, underground incident.

–  Cyber breach/incident such as accidental or malicious actions.

–  Natural disasters such as earthquakes, subsidence, drought, flood, fire, storm and climate change can impact mines, smelters, refineries and infrastructure installations.

Any of these events could result in a significant HSEC incident, an interruption to operations, or the inability to deliver products and a commercial loss.

Compliance risks
Inherent risk and uncertainty	Potential downside impact (threats)
Stakeholder risks:
Strategic partnerships and third parties influence the Group’s supply, operations and reputation. The Group’s ability to control the actions of these parties varies. External risk

Joint venture partners may hinder growth by not agreeing to support investment decisions. For non-managed operations, controlling partners may take action contrary to the Group’s interests or standards and policies, resulting in adverse impact to health and safety, performance, reputation or legal liability.

The Group’s operations are located across a number of jurisdictions, which exposes the Group to a wide range of economic, political and regulatory risks. External risk

Adverse actions by governments and others can result in operational/project delays or loss of licence to operate. Other potential consequences can include expropriation, nationalisation, changes in taxation, as well as currency and foreign investment restrictions. Legal frameworks with respect to policies such as energy, climate change, mineral law and taxation may also change in a way that increases costs.

Governance risks:
The Group’s reputation and regulatory licences are dependent upon appropriate business conduct and are threatened by a public allegation or regulatory investigation. External risk Internal risk

Fines may be imposed against Group companies for breaching antitrust rules, anti-corruption legislation, sanctions or human rights violations or other inappropriate business conduct.

A serious allegation or formal investigation by regulatory authorities (regardless of ultimate decision) could result in a loss in share price value, and/or loss of business. Other consequences could include the criminal prosecution of individuals, imprisonment and/or personal fines, and reputational damage to the Group. There may also be considerable cost and disruption in responding to allegations or investigations and taking remedial action.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and development of the company

The information set forth under the headings:

•	“Shareholder information-Organisational structure” on page 236;

•	“Shareholder information-History” on page 236;

•	“Shareholder information-Nomenclature and financial data” on pages 236;

•	“Shareholder information-Dual listed companies structure” on pages 236 and 237;

•	“Contact details-Registered offices” on page 244;

•	“Product groups-Aluminium” on pages 32 and 33;

•	“Product groups-Copper & Coal” on pages 34 and 35;

•	“Product groups-Diamonds & Minerals” on pages 36 and 37;

•	“Product groups-Iron Ore” on pages 38 and 39;

•	“Directors’ report-Operating and financial review” on page 46;

•	“Capital allocation-Acquisitions and divestments” on page 31;

•	“Capital allocation-Major capital projects (>US$1bn)” on page 30;

•	“Key performance indicators” on pages 8 and 9;

•	“Rio Tinto financial information by business unit” on pages 194 to 198;

•	“Financial statements Note 2-Operating segments” on pages 125 to 127;

•	“Financial statements Note 37-Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses” on page 164; and

•	“Financial statements Note 43-Events after the balance sheet date” on page 167 of the Annual Report 2015 is incorporated herein by reference.

In 2015 and 2014, the Group did not receive any public takeover offers by third parties in respect of Rio Tinto plc shares or Rio Tinto Limited shares or make any public takeover offers in respect of other companies’ shares.

4.B Business overview

The information set forth under the headings:

•	“Strategic context” on page 7;

•	“Group strategy” on pages 10 and 11;

•	“Business model” on pages 12 and 13;

•	“Group overview” on pages 2 and 3;

•	“Key performance indicators” on pages 8 and 9;

•	“Financial statements Note 3-Operating segments-additional information” on page 128;

•	“Directors’ report-Government regulations” on page 49; and

•	“Directors’ report-Environmental regulations” on page 49

of the Annual Report 2015 is incorporated herein by reference.

See below Item 5.A, “Additional financial information-Sales revenue” (Iron Ore, Aluminium, Copper & Coal, Diamonds & Minerals).

4.C Organizational structure

The information set forth under the headings:

•	“Financial statements Note 33-Principal subsidiaries” on pages 159 to 161;

•	“Financial statements Note 34-Principal joint operations” on page 161;

•	“Financial statements Note 35-Principal joint ventures” on pages 162 and 163; and

•	“Financial statements Note 36-Principal associates” on pages 163 and 164 of the Annual Report 2015 is incorporated herein by reference.

4.D Property, plant and equipment

The information set forth under the headings:

•	“Capital allocation-Major capital projects (>US$1bn)” on page 30;

•	“Sustainable development” on pages 22 to 28 ;

•	“Product groups-Aluminium” on pages 32 and 33;

•	“Product groups-Copper & Coal” on pages 34 and 35;

•	“Product groups-Diamonds & Minerals” on pages 36 and 37;

•	“Product groups-Iron Ore” on pages 38 and 39;

•	“Directors’ report-Environmental regulations” on page 49;

•	“Directors’ report-Greenhouse gas emissions” on page 50;

•	“Metals and minerals production” on pages 213 to 216;

•	“Ore reserves” on pages 217 to 226;

•	“Mines and production facilities” on pages 228 to 235; and

•	“Financial statements Note 14-Property, plant and equipment” on pages 137 and 138 of the Annual Report 2015 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As far as the Group is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before 31 December 2015.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating results

The information set forth under the headings:

•	“Product groups-Aluminium” on pages 32 and 33;

•	“Product groups-Copper & Coal” on pages 34 and 35;

•	“Product groups-Diamonds & Minerals” on pages 36 and 37;

•	“Product groups-Iron Ore” on pages 38 and 39;

•	“Sustainable development” on pages 22 to 28;

•	“Financial overview” on page 42;

•	“Directors’ report-Government regulations” on page 49;

•	“Directors’ report-Environmental regulations” on page 49; and

•	“Financial statements Note 30-Financial instruments and risk management” on pages 147 to 156 of the Annual Report 2015 is incorporated herein by reference.

5A Operating results continued

Additional Financial Information

2015 financial performance compared with 2014

In order to provide additional insight into the performance of our business, Rio Tinto presents underlying earnings, which is defined in financial statements Note 2 “Operating segments” on pages 125 to 127 of the Annual Report 2015.

2015 underlying earnings of US$4,540 million and net losses of US$866 million were US$4,765 million below and US$7,393 million below the comparable measures for the previous year respectively (2014 underlying earnings of US$9,305 million and net earnings of US$6,527 million were US$912 million below and US$2,862 million above the comparable measures for the previous year respectively). Both net earnings and underlying earnings represent amounts attributable to owners of Rio Tinto. International Financial Reporting Standards (IFRS) requires that the (loss)/profit for the period reported in the income statement should also include (losses)/earnings attributable to non-controlling interests in subsidiaries. Underlying earnings is reconciled to net (losses)/earnings in the table below, which also lists the principal factors driving the movement in underlying earnings between periods.

	2015 vs 2014
	US$m	US$m
2014 Net earnings	6,527
Items excluded from underlying earnings(a)	2,778

2014 Underlying earnings		9,305
Prices	(7,695)
Exchange rates	2,007
Volumes	132
General inflation	(185)
Energy	359
Lower cash costs	833
Lower exploration and evaluation costs	120
Tax / non-cash / interest / other	(336)

Total changes in underlying earnings(a)		(4,765)

2015 Underlying earnings		4,540
Impairment charges	(1,802)
Net gains and loss on consolidation and disposal of interests in businesses	48
Exchange differences and movements on derivatives	(3,282)
Restructuring costs from global headcount reductions	(258)
Increased closure provision for legacy operations	(233)
Recognition of deferred tax assets relating to planned divestments	234
Impact of pit wall slide at Rio Tinto Kennecott	18
QMM IFRS 2 charge	(11)
Other exclusions	(120)

Total excluded in arriving at underlying earnings		(5,406)

2015 net loss		(866)
Loss attributable to non-controlling interests		(853)

Loss for the year		(1,719)

(a)	Earnings contributions from Group businesses and business segments are based on underlying earnings. Amounts excluded from net earnings in arriving at underlying earnings are described in financial statements Note 2 “Operating segments”(c) and (d) on pages 126 and 127 of the Annual Report 2015.

Prices

The effect of price movements on all major commodities in 2015 was to decrease underlying earnings by US$7,695 million compared with 2014. The Platts price for 62 per cent iron Pilbara fines was 43 per cent lower on average compared with 2014 while hard coking coal benchmark prices were 19 per cent lower on average and thermal coal spot prices averaged 16 per cent lower. Average copper and gold prices were down 20 and eight per cent respectively, while London Metal Exchange (LME) aluminium prices averaged 11 per cent lower.

Exchange rates

Compared with 2014, the US dollar, on average in 2015, was stronger by 14 per cent against the Canadian dollar and South African rand and by 16 per cent against the Australian dollar. The effect of all currency movements was to increase underlying earnings relative to 2014 by US$2,007 million.

Volumes

Volumes improved earnings by US$132 million compared with 2014. Increased volumes were achieved primarily in iron ore, following the increase in capacity at the Pilbara ports and mines, and in bauxite, from record production at Weipa and the ramp-up at Gove. These offset volume declines in copper, mainly at Rio Tinto Kennecott where the focus on de-weighting and de-watering the east wall of Bingham Canyon continued, and in titanium dioxide feedstocks, where production was aligned with market demand.

Energy

Lower input energy prices during the period improved underlying earnings by US$359 million compared with 2014 mainly related to oil, where the price fell approximately 50 per cent year on year to an average US$52 per barrel during 2015.

Cash costs, exploration and evaluation

Rio Tinto made further strong progress on its cost reduction programme and had, as of 31 December 2015, achieved US$6.2 billion pre-tax (US$4.3 billion post-tax) in total operating cash cost improvements and reductions in exploration and evaluation expenditure compared with the 2012 base.

In 2015, the Group realised US$1.3 billion pre-tax (US$1.0 billion post-tax) in operating cash cost savings and reductions in exploration and evaluation expenditure. This was in addition to the US$4.8 billion pre-tax (US$3.3 billion post-tax) achieved in aggregate in 2013 and 2014.

The Group continued to refine its exploration and evaluation expenditure, building on the savings achieved in 2014 whilst progressing the highest priority projects. In 2015, approximately six per cent of this expenditure was incurred by Iron Ore, two per cent by Aluminium, 38 per US cent by Copper & Coal, 23 per cent by Diamonds & Minerals and the remainder by central exploration on greenfield programmes.

Tax / non-cash / interest / other

The 2015 effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 27 per cent compared with 28 per cent in 2014. The decreased rate was principally attributable to the absence of the Australian Minerals Resource Rent Tax (MRRT) which was repealed in the second half of 2014.

The Group interest charge (net of tax) of US$389 million increased by US$228 million compared with 2014, following completion of some major capital projects in the first half of 2015. Interest is capitalised during the construction period. In 2015, US$254 million of interest was capitalised, compared with US$470 million in 2014.

2014 financial performance compared with 2013

	2014 vs 2013
	US$m	US$m
2013 Net earnings	3,665
Items excluded from underlying earnings(a)	6,552

2013 Underlying earnings		10,217
Prices	(4,146)
Exchange rates	691
Volumes	1,431
General inflation and energy	(251)
Other cash costs	958
Exploration and evaluation costs	217
Disposal/write-down of exploration properties	101
Tax / non-cash / interest/tax / other	87

Total changes in underlying earnings(a)		(912)

2014 Underlying earnings		9,305
Impairment charges net of reversal	(138)
Net gains and losses on consolidation and disposal of interests in businesses	(349)
Exchange differences and movements on derivatives	(1,850)
Restructuring costs from global headcount reductions	(82)
Mineral Resources Rent Tax (MRRT) repeal	(362)
Gain on disposal of the Group’s St James’s Square properties	356
Simandou IFRS 2 charge	(116)
Other exclusions	(237)

Total excluded in arriving at underlying earnings		(2,778)

2014 Net earnings		6,527
- Attributable to non-controlling interests		(28)

Profit for the year		6,499

(a)	Earnings contributions from Group businesses and business segments are based on underlying earnings. Amounts excluded from net earnings in arriving at underlying earnings are described in financial statements Note 2 “Operating segments”(c) and (d) on pages 126 and 127 of the Annual Report 2015.

Prices

The effect of price movements on all major commodities in 2014 was to decrease underlying earnings by US$4,146 million compared with 2013. The average Platts price for 62 per cent iron Pilbara fines was 31 per cent lower compared with 2013, and hard coking coal benchmark prices 21 per cent lower, and thermal coal spot prices 17 per cent lower. Average copper and gold prices were down six and ten per cent respectively, whilst London Metal Exchange (LME) aluminium prices averaged one per cent higher.

Exchange rates

Compared with 2013, the US dollar, on average in 2014, was stronger by seven per cent against both the Australian and Canadian dollars and by 13 per cent against the South African rand. The effect of all currency movements was to increase underlying earnings relative to 2013 by US$691 million.

Volumes

Volumes enhanced earnings by US$1,431 million compared with 2013. These were achieved primarily in iron ore, where, for a second consecutive year, a new annual sales volume record was achieved following the increase in capacity at the Pilbara ports and mines, combined with productivity improvements. Volumes also rose in copper, following the recovery at Rio Tinto Kennecott from the Bingham Canyon pit wall slide, in addition to higher ore grades and increased throughput, and at Oyu Tolgoi as shipments outpaced production.

Cash costs, exploration and evaluation

Rio Tinto made further strong progress on its cost reduction programme and had, as at 31 December 2014, achieved US$4.8 billion pre-tax (US$3.3 billion post-tax) in total operating cash cost improvements and reductions in exploration and evaluation expenditure compared with the 2012 base.

In 2014, the Group realised US$1.2 billion post tax in operating cash cost savings and reductions in exploration and evaluation spend. This was in addition to the US$2.1 billion post-tax achieved in 2013.

Tax / non-cash / interest / other

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

In 2013, there was a US$128 million charge to earnings from an iron ore royalty payable to joint venture partners following a court decision. There was no such charge in 2014.

Exclusions from underlying earnings 2013-2015

Earnings contributions from Group businesses and business segments are based on underlying earnings. Amounts excluded from net earnings in arriving at underlying earnings are summarised in the discussion of year-on-year results below.

	2015	2014	2013
	US$m	US$m	US$m
Impairment charges	(1,802)	(1,187)	(3,428)
Impairment reversals	—	1,049	—
Gains and losses on consolidation and disposal of interests in businesses	48	(349)	847
Exchange differences and movements on derivatives	(3,282)	(1,850)	(2,731)
Restructuring costs including global headcount reductions	(258)	(82)	(367)
Increased closure provision for legacy operations	(233)	—	—
Recognition of deferred tax assets relating to planned divestments	234	—	—
Mineral Resources Rent Tax repeal	—	(362)	—
Gain on sale of the Group’s properties at St James’s Square	—	356	—
Impact of pit wall slide at Rio Tinto Kennecott	18	—	(283)
Adjustments to Clermont/Blair Athol on reclassification to disposal groups held for sale	—	—	(173)
Deferred tax asset write-off	—	—	(114)
Simandou and QMM IFRS 2 charge	(11)	(116)	—
Other exclusions	(120)	(237)	(303)

Total excluded in arriving at underlying earnings	(5,406)	(2,778)	(6,552)

2015

Total impairment charges of US$1,802 million (post-tax) were recognised in 2015. On 26 May 2014, Rio Tinto and its Simandou project partners signed an Investment Framework with the Government of Guinea which provided the legal and commercial foundation for the project and formally separated the infrastructure and mine development plan. The Simandou project partners are currently finalising an integrated Bankable Feasibility Study (BFS) for the mine, port and infrastructure elements of the project, which is scheduled to be submitted to the Government of Guinea in May 2016. As a result of current market conditions and uncertainty over infrastructure ownership and funding, the Group has determined that it would be appropriate to record a non-cash impairment charge of US$1,118 million (net of non-controlling interests and tax).

On 11 June 2015, Rio Tinto announced that it supported Energy Resources of Australia Ltd’s (ERA) decision not to proceed with the final Feasibility Study of the Ranger 3 Deeps project. Rio Tinto also determined it did not support any further study or future development of Ranger 3 Deeps due to the project’s economic challenges. This resulted in a write down to property, plant and equipment, intangible assets and deferred tax assets to fully write off these long-term assets. Total impairment charge recognised was a non-cash charge of US$262 million (net of non-controlling interest and tax).

In late 2015, Rio Tinto completed an Order of Magnitude study on the Roughrider uranium project in Canada. This led to the Group recognising a post-tax impairment charge of US$199 million relating to goodwill and intangible assets.

Other impairment charges during the year reflect challenging economic conditions at business units in the Group’s Aluminium and Copper & Coal product groups.

Non-cash exchange and derivative losses of US$3,282 million (post-tax) arose primarily on US dollar debt in non-US dollar functional currency Group companies, intragroup balances, and on the revaluation of certain derivatives which do not qualify for hedge accounting.

During 2015, the Group incurred US$258 million (post-tax) of restructuring costs associated with its ongoing costs reduction programme.

A post-tax charge of US$233 million has been recognised for the remediation of legacy properties, including the Holden Mine in Washington State.

2014

Impairment charges of US$1,187 million (net of tax and non-controlling interests) were recognised in 2014 and related to the Group’s aluminium business, US$840 million, and the Group’s copper businesses, US$347 million.

The Group’s copper business impairment charge resulted from a review of the investment case for the Molybdenum Autoclave Process project in Utah, USA which concluded that the project, which had been on care and maintenance since early 2013, would be terminated. The recoverable amount was determined based on anticipated net disposal proceeds. As a result, a post-tax impairment charge of US$347 million was recorded against property, plant and equipment.

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

The above impairment charges were largely offset by the reversal of previously booked impairments on other non-current assets in the Group’s aluminium business, due to significant cost improvements and high regional and product premiums. This resulted in a post-tax impairment reversal of US$460 million recorded against the property, plant and equipment of Tomago, Bell Bay and Gladstone Power Station and a post-tax impairment reversal of US$589 million relating to Boyne Smelters recorded against investments in equity accounted units. The recoverable amount of the assets is greater than the amount at which these assets would have been carried, net of depreciation, had no impairment loss been recognised in prior periods and therefore the impairment reversal is based on the latter amount.

Net losses on disposal and consolidation of interests in businesses during 2014 mainly related to the Group’s divestment of Rio Tinto Coal Mozambique, the Clermont Joint Venture and the transfer of Alucam to the Government of Cameroon.

Non-cash exchange and derivative losses of US$1,850 million arose primarily on US dollar debt in non-US dollar functional currency Group companies, and on intragroup balances.

The remaining MRRT starting base deferred tax asset was derecognised on repeal of the tax in Australia, effective 30 September 2014.

A gain of US$356 million net of tax was recognised on the disposal of the Group’s St James’s Square properties in London, UK.

2013

Total impairment charges of US$3,428 million (net of tax and non-controlling interests) were recognised in 2013, of which US$2,125 million related to the Group’s copper and coal businesses. This included a charge of US$1,565 million related to the impairment of certain assets of Turquoise Hill (including Oyu Tolgoi). On 29 July 2013, Rio Tinto announced that funding and work on the underground development would be delayed pending resolution of outstanding shareholder issues, including finalising project finance. The consequent impact of updates to timing of revenues and expenditure resulted in the carrying value being higher than fair value less costs of disposal (FVLCD).

Impairments to the Group’s copper businesses also included adjustments to reduce the carrying value of the Eagle nickel-copper project to FVLCD prior to divestment on 17 July 2013.

A post-tax impairment charge of US$470 million relating to Rio Tinto Coal Mozambique (RTCM) was recognised. An assessment of FVLCD derived from future cash flows, which included a reassessment of the development plan and review of the discount rate and associated country risk premium, resulted in the recoverable value being below carrying value. Other impairments included the impact of medium and long-term coking and thermal coal prices on non-cash fair value acquisition adjustments to undeveloped projects at SouthGobi Resources, and adjustment to the carrying value of Inova Resources, which was sold on 1 November 2013.

In addition, there was a post-tax impairment of US$1,293 million relating to the Group’s aluminium businesses. This included US$555 million for the Gove refinery, following an announcement on 29 November 2013 to suspend alumina production and focus on the bauxite operation. As a result of this decision, the timing and scope of site restoration and environmental rehabilitation cash flows were revised, together with the write-off of operating assets not fully depreciated. The remaining post-tax charge of US$738 million related to the Group’s Canadian aluminium operations, primarily at Kitimat in British Columbia, resulting from a change in assumptions about future capital required to complete the modernisation project, which diminished the value of the associated intangible assets, and another site closure within the Aluminium portfolio.

Net gains on disposal of interests in businesses during 2013 mainly related to the Group’s divestment of its remaining interest in Constellium (formerly Alcan Engineered Products) and the Northparkes mine.

Non-cash exchange and derivative losses of US$2,731 million arose primarily on US dollar debt in non-US dollar functional currency Group companies, and on intragroup balances.

Rio Tinto Kennecott’s Bingham Canyon mine experienced a slide along a geological fault line of its north-eastern wall in April 2013. Charges relating to the slide, which were excluded from underlying earnings, primarily comprised the write-off of certain deferred stripping assets and damaged equipment. Adjustments for settlement of insurance claims were made to the amount excluded from underlying earnings, and were forecast to continue as insurance claims settled.

Adjustments in relation to Clermont and Blair Athol arose following reclassification to disposal groups held for sale, and reflected contractual obligations for product sales and funding of closure activities, which would remain with the Group following completion of the divestments.

Group financial results by product group 2013-2015

	2015	2014	2013
	US$m	US$m	US$m
Iron Ore	3,952	8,107	9,858
Aluminium	1,118	1,248	557
Copper & Coal	274	831	965
Diamonds & Minerals(a)	189	269	237
Other operations	(88)	(240)	(279)
Inter-segment transactions	—	—	(4)
Other items	(375)	(593)	(730)
Exploration and evaluation	(141)	(156)	(145)
Net interest	(389)	(161)	(242)

Group underlying earnings	4,540	9,305	10,217
Exclusions from underlying earnings	(5,406)	(2,778)	(6,552)

Net (loss)/earnings	(866)	6,527	3,665

(a)	Includes the Simandou iron ore project in Guinea, which is the responsibility of the Diamonds & Minerals product group chief executive.

Sales Revenue

Prices

				2015	2014	2013
Commodity	Source	Unit		US$	US$	US$
Average prices
Iron ore 62% Fe Fines FOB	Platts Index less Baltic Exchange Freight Rate	dmt	(a)	56	88	126
Aluminium	LME(b)	Tonne		1,661	1,867	1,845
Copper	LME	Pound		2.49	3.10	3.33
Gold	LBMA	Ounce		1,160	1,266	1,410

Closing prices (quoted commodities only)
Aluminium		Tonne		1,500	1,825	1,755
Copper		Pound		2.13	2.89	3.35
Gold		Ounce		1,061	1,184	1,208

(a)	Dry metric tonne
(b)	LME cash price

The above table shows published prices for Rio Tinto’s commodities for the last three years where these are publicly available, and where there is a reasonable degree of correlation between the published prices and Rio Tinto’s realised prices.

Group sales revenue will not necessarily move in line with these published prices for a number of reasons which are discussed below.

The discussion of revenues below relates to the Group’s gross revenue from sale of commodities, as included in the financial information by business unit on pages 194 to 198 of the Annual Report 2015.

Iron Ore

2015 sales revenue compared with 2014

Higher sales volumes (approximately 11 per cent) in the Pilbara partially mitigated the impact of lower iron ore prices, down 43 per cent on average year on year. In 2015, approximately 22 per cent of sales were priced with reference to a quarterly average index set at the prior quarter’s average lagged by one month. The remainder was sold via pricing mechanisms priced closer to the index price at the time of shipment, such as current quarter average, current month average or spot index prices. Index prices are adjusted for product characteristics and iron and moisture content.

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

Aluminium

2015 sales revenue compared with 2014

The Aluminium product group’s sales revenues are from aluminium and related products such as alumina and bauxite.

The decline in prices was the main driver of the 17 per cent drop in revenues compared with 2014. The 2015 cash LME aluminium price averaged US$1,661 per tonne, a decrease of 11 per cent on 2014. Market premia across all regions fell an average of 36 per cent in 2015, down from US$404 per tonne in 2014 to US$257 per tonne in 2015.

Bauxite prices were stable in 2015, underpinned by growing import demand from China. Rio Tinto’s share of third party bauxite sales increased by 14 per cent in 2015 compared with 2014.

2014 sales revenue compared with 2013

A one per cent increase in LME prices and stronger regional and product premia were not sufficient to offset the impact of reduced sales volumes of bauxite and aluminium compared with 2013, resulting in a three percent reduction in sales revenue. The reduction in aluminium sales volumes was mainly due to the closure of the Shawinigan smelter in December 2013 and the divestment of the Søral and Alucam smelters during 2014.

Copper & Coal

2015 sales revenue compared with 2014

Gross sales revenue decreased by 23 per cent in 2015 compared with 2014. Average prices in 2015 were lower than 2014 for the Copper & Coal product group commodities.

Copper price declined 20 per cent to 249 US cents per pound and gold decreased 8 per cent to US$1,160 per ounce, which were the main drivers for the decline in gross sales revenue from copper operations (down 22 per cent compared with 2014).

At 31 December 2015, the Group had an estimated 252 million pounds of copper sales (2014: 331 million pounds) that were provisionally priced at 217 US cents per pound (2014: 288 US cents per pound). The final price of these sales will be determined during the first half of 2016.

There was a decline in gross sales revenue from coal operations of 24 per cent compared with 2014. Thermal and coking coal prices declined further in 2015, averaging US$62 and US$102 per tonne respectively. In addition to lower thermal and coking coal prices, there was also a decline in sales volumes mainly due to the divestment of the Clermont mine in May 2014.

A significant proportion of Rio Tinto’s coal production is sold under long-term contracts. In Australia, the prices applying to sales under the long-term contracts are generally renegotiated annually for thermal coal, but prices are fixed at different times of the year and on a variety of bases. Coking coal prices for 2015 have been negotiated on a quarterly basis consistent with 2014. For these reasons, average realised prices will not necessarily reflect the movements in any of the publicly available prices.

2014 sales revenue compared with 2013

Gross sales revenue decreased by five per cent in 2014 compared with 2013, as a result of the increase in copper operations (six percent increase year-on-year) offset by reductions from coal operations (18.5 per cent year-on-year).

The six per cent increase in copper operations gross sales revenue compared with 2013 arose from increased sales volumes, primarily attributable to a full year of production at Oyu Tolgoi, which was partially offset by a seven per cent decline in average copper prices and an 11 per cent decline in the average gold price during the period.

The 18.5 per cent decline in coal operations gross sales revenue was predominantly attributable to lower prices, with 21 per cent and 17 per cent reductions in the average coking coal benchmark and thermal coal prices respectively. Price reductions were partially offset by higher sales volumes at Kestrel and Hail Creek, offset by the loss of tonnes from Clermont with the divestment completed on 29 May 2014.

Diamonds & Minerals

2015 sales revenue compared with 2014

Gross sales revenues decreased by 23 per cent compared with 2014, with lower revenues driven by lower prices and a reduction in sales volumes. Sales volumes were lower across most products, including the impact of softer markets, most notably in titanium dioxide feedstocks. In addition, prices for Rio Tinto Iron & Titanium’s metallic co-products fell in response to market trends and titanium dioxide feedstock prices remained under pressure as the industry continued to absorb inventories.

Sales volumes of diamonds were higher due to the ramp up of the Argyle underground mine, but industry rough diamond prices were weaker, driven by lower demand from India and China, higher rough diamond and polished diamond inventory and lower trade manufacturer margins. Diamond prices realised by Rio Tinto depend on the size and quality of diamonds in the product mix.

The uranium spot price index ended the year 4 per cent below 2014 at US$34.23 per pound, while the long-term price indicators lost 11 per cent to end the year at US$44.00 per pound. Rio Tinto Uranium also sells predominantly on a longer-term contract basis.

Sales volumes of all products will vary during the year and the timing of shipments will also result in differences between average realised prices and published prices.

2014 sales revenue compared with 2013

Gross sales revenues decreased by seven per cent compared with 2013. Excluding the impact of Uranium, gross sales revenues decreased by one per cent, mainly driven by lower prices for titanium dioxide feedstocks, borates and zircon, and a decline in volume of diamond sales which were partially offset by higher realised prices on diamonds, and higher sales volumes of titanium dioxide feedstocks, borates and zircon.

Diamond prices realised by Rio Tinto depend on the size and quality of diamonds in the product mix. Gross sales revenues from Uranium declined 32 per cent compared with 2013. The uranium spot price index ended the year three per cent above 2013 at US$35.50 per pound, while the long-term price indicators lost one per cent to end the year at US$49.50 per pound.

Cash flow

2015 compared with 2014

A full consolidated cash flow statement is contained in the financial statements on page 109 of the Annual Report 2015.

Net cash generated from operating activities of US$9.4 billion was 34 per cent lower than 2014, mainly due to the impact of lower prices, reflecting cash cost improvements and lower tax payments in line with lower profits.

Total working capital cash inflows of US$1.5 billion in 2015 arose from continued efforts to reduce inventories and receivables, which were partly offset by a reduction in payables, mostly from actions taken to reduce capital and operating expenditures during the year.

Purchases of property, plant and equipment and intangible assets declined by US$3.5 billion or 43 per cent to US$4.7 billion in 2015. Major capital projects included the completion of the expansion of the Pilbara iron ore infrastructure and the modernisation and expansion of the Kitimat aluminium smelter in British Columbia, where first metal was poured in June 2015.

Dividends paid in 2015 of US$4.1 billion reflected the increase in the final 2014 dividend paid in April 2015 and the 2015 interim dividend paid in September 2015. Share repurchases totalled US$2.0 billion in 2015.

2014 compared with 2013

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

Net proceeds from disposals of subsidiaries, joint ventures and associates totalled US$0.9 billion in 2014, primarily reflecting the sale of the Group’s interests in the Clermont Joint Venture and Rio Tinto Coal Mozambique.

Other investing cash flows resulted in an improvement of US$647 million, mainly due to the disposal of the Group’s properties at St James’s Square.

Dividends paid in 2014 of US$3.7 billion reflect the 12 per cent increase to the 2013 dividends paid.

Repayments of borrowings increased from US$1.8 billion to US$3.5 billion during 2014.

Balance sheet at 31 December 2015

Net debt increased from US$12.5 billion at 31 December 2014 to US$13.8 billion at 31 December 2015, with free cash flow partly funding the US$2.0 billion share buy-back. Net debt as at 31 December 2015 was made up principally from adjusted total borrowing (as defined in financial statements Note 24 “Consolidated net debt” of the Annual Report 2015) of US$23.1 billion, offset by US$9.4 billion in cash and cash equivalents. Net debt to total capital (gearing ratio) was 24 per cent at 31 December 2015 (31 December 2014: 19 per cent). The increase in the gearing ratio was mainly driven by the US$10.5 billion decline in shareholders’ equity from 31 December 2014 to 31 December 2015, which was largely attributable to weaker Australian and Canadian currencies along with the share buy-back and dividend payments.

Adjusted total borrowings at 31 December 2015 were US$23.1 billion. The weighted average cost of total borrowings was approximately 3.5 per cent and the weighted average maturity was around eight years. The maximum nominal amount, within non-current borrowings, maturing in any one calendar year was US$3.3 billion, which matures in 2018. At 31 December 2015, approximately half of Rio Tinto’s total borrowings were at fixed interest rates.

Financial instruments and risk management

The Group’s policies with regard to financial instruments and risk management are clearly defined and consistently applied. They are a fundamental part of the Group’s long-term strategy covering areas such as foreign exchange risk, interest rate risk, commodity price risk, credit risk, and liquidity risk and capital management. Further details of our Financial instruments and risk management are disclosed in financial statements Note 30 “Financial instruments and risk management” of the Annual Report 2015.

The Annual Report 2015 shows the full extent of the Group’s financial commitments, including debt. The risk factors to which the Group is subject are summarised above in Item 3.D, “Risk factors”.

The effectiveness of internal controls continues to be a high priority in the Rio Tinto Group. The board’s statement on internal control is set out in the Risk management section.

Dividend

The 2015 interim dividend was 107.5 US cents (2014: 96.0 US cents) and the final dividend was determined as 107.5 US cents (2014: 119.0 US cents). Dividends paid on Rio Tinto plc and Rio Tinto Limited shares are equalised on a net cash basis; that is, without taking into account any associated tax credits. Dividends are determined in US dollars. Rio Tinto plc dividends are paid and declared in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates on 9 February 2016. Details relating to the dividend policy, determination and payment of dividends in sterling, Australian dollars and other currencies and on the payment of dividends to holders of American Depositary Receipts (ADRs) are included in the Shareholder information section on page 240 of the Annual Report 2015.

Capital and liquidity risk management

The Group’s total capital is defined as equity attributable to owners of Rio Tinto plus equity attributable to non-controlling interests and net debt, as shown below:

Total capital

	2015 US$m	2014 US$m
Equity attributable to owners of Rio Tinto	37,349	46,285
Equity attributable to non-controlling interests	6,779	8,309
Net debt (financial statements Note 24 of the Annual Report 2015)	13,783	12,495

Total capital	57,911	67,089

The Group’s major capital and evaluation projects are listed in the Capital allocation section on pages 30 and 31 of the Annual Report 2015.

We expect that contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from the existing facilities described in financial statements Note 30 “Financial instruments and risk management”, part (v) of the Annual Report 2015. This Note also provides further details of our liquidity and capital risk management.

Treasury management and financial instruments

Details of our Treasury management and financial instruments are contained within the introductory paragraphs of financial statements Note 30 “Financial instruments and risk management” of the Annual Report 2015.

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

Earnings sensitivities – Exchange rate

	Average exchange rate for 2015 US cents	Effect on underlying earnings of 10% change in full year average +/- US$m
Australian dollar	75	651
Canadian dollar	78	211
Euro	111	18
Chilean peso	US$1 = 654	25
New Zealand dollar	70	19
South African rand	US$1 = 12.68	23
UK sterling	153	—

The exchange rate sensitivities quoted above include the effect on net operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency financial assets and liabilities. They should therefore be used with caution. Further details of our exposure to foreign currency fluctuations and currency derivatives, and our approach to currency hedging, are contained within financial statements Note 30 “Financial instruments and risk management”, part A(b)(i), of the Annual Report 2015.

Interest rates

Details of our exposure to interest rate fluctuations are contained within financial statements Note 30 “Financial instruments and risk management” of the Annual Report 2015.

Commodity prices

The approximate effect on the Group’s underlying and net earnings of a ten per cent change from the full year average market price in 2015 for the following products would be:

Commodity	Unit	Average market price for 2015 US$	Effect on underlying earnings of 10% change in full year average +/- US$m
Iron ore 62% Fe Fines FOB	dmt	50	843
Aluminium(a)	Tonne	1,661	416
Copper(a)	Pound	2.49	213
Gold	Ounce	1,160	39

(a)	Excludes the impact of commodity derivatives.

The sensitivities give the estimated impact on net earnings of changes in prices assuming that all other variables remain constant. These should be used with caution. As noted previously, the relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.

Further details of our exposure to commodity price fluctuations are contained within financial statements Note 30 “Financial instruments and risk management” of the Annual Report 2015.

Credit risks

Details of our exposure to credit risks relating to receivables, financial instruments and cash deposits, are contained within financial statements Note 30 “Financial instruments and risk management” of the Annual Report 2015.

Disposals and acquisitions

Information regarding disposals and acquisitions is provided in financial statements Note 37 “Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses” of the Annual Report 2015.

Critical accounting policies and estimates

Many of the amounts included in the financial statements involve the use of judgment and/or estimates. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the financial statements.

Information about such judgments and estimation is contained under “Judgments in applying accounting policies and key sources of estimation uncertainty” in financial statements Note 1 “Principal accounting policies” on pages 113 and 114 of the Annual Report 2015.

Off balance sheet arrangements and contractual commitments

The table below presents information in relation to our material off balance sheet arrangements and contractual commitments. Information regarding the Group’s post retirement commitments and funding arrangements is provided in financial statements Note 45 “Post-retirement benefits” of the Annual Report 2015. Information regarding the Group’s close-down and restoration obligations is provided in financial statements Note 26 “Provisions (including post-retirement benefits)” of the Annual Report 2015. In addition financial statements Note 31 “Commitments and contingencies” of the Annual Report 2015, provides further information regarding contingent liabilities, guarantees and commitments.

We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from the existing facilities.

At 31 December 2015	<1 yr US$m	1-3 yrs US$m	3-5 yrs US$m	> 5 yrs US$m	Total US$m
Expenditure commitments in relation to:
Operating leases	400	590	443	745	2,178
Other (capital commitments)	1,010	155	2	24	1,191

	1,410	745	445	769	3,369

Long-term debt and other financial obligations:
Debt	2,266	5,351	3,483	12,318	23,418
Interest payments	884	1,704	1,189	4,4789	8,566
Purchase obligations	2,677	4,125	2,865	12,945	22,612
Other	192	(43)	111	181	441

	6,019	11,137	7,648	30,233	55,037

Total	7,429	11,882	8,093	31,002	58,406

Except as disclosed in financial statements Note 21 “Cash and cash equivalents” of the Annual Report 2015, there are no material legal or economic restrictions on the ability of our subsidiaries to transfer funds to the company in the form of cash dividends, loans, or advances.

5.B Liquidity and capital resources

The information set forth under the headings:

•	“Capital allocation-Major capital projects (>US$1bn)” on page 30;

•	“Financial statements Note 22-Borrowings and other financial liabilities” on pages 142 and 143; and

•	“Financial statements Note 30-Financial instruments and risk management” on pages 147 to 156 of the Annual Report 2015 is incorporated herein by reference.

See above Item 5.A, “Additional financial information-Cash flow” to “Additional Information-Off balance sheet arrangements and contractual commitments”.

5.C Research and development, patents and licenses

The information set forth under the headings:

•	“Exploration” on page 40;

•	“Technology & Innovation” on page 41; and

•	“Financial statements Note 4-Net operating costs” on page 129 of the Annual Report 2015 is incorporated herein by reference.

5.D Trend information

The information set forth under the headings:

•	“Strategic context” on page 7;

•	“Group overview” on pages 2 and 3;

•	“Group strategy-Challenging market conditions” on page 10;

•	“Chairman’s letter” on page 4;

•	“Chief executive’s statement” on pages 5 and 6;

•	“Product groups-Aluminium” on pages 32 and 33;

•	“Product groups-Copper & Coal” on pages 34 and 35;

•	“Product groups-Diamonds & Minerals” on pages 36 and 37; and

•	“Product groups-Iron Ore” on pages 38 and 39

of the Annual Report 2015 is incorporated herein by reference.

5.E Off-balance sheet arrangements

The information set forth under the heading “Financial statements Note 31-Contingencies and commitments” on pages 156 and 157 of the Annual Report 2015 is incorporated herein by reference.

See above Item 5.A, “Additional financial information-Off balance sheet arrangements and contractual commitments”.

5.F Tabular disclosure of contractual obligations

See above Item 5.A, “Additional financial information-Off balance sheet arrangements and contractual commitments”.

5.G Safe harbour

The information set forth under the heading “Cautionary statement about forward-looking statements” on the inside front cover of the Annual Report 2015 is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The information set forth under the headings:

•	“Board of directors” on pages 51 to 53; and

•	“Executive committee” on page 54

of the Annual Report 2015 is incorporated herein by reference.

There are no family relationships between any of our directors or executive committee members. None of our directors or executive committee members are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.

6.B Compensation

The information set forth under the headings:

•	“Remuneration report” on pages 67 to 104;

•	“Remuneration report tables” on pages 96 to 104;

•	“Financial statements Note 26-Provisions (including post-retirement benefits)” on page 144; and

•	“Financial statements Note 45-Post-retirement benefits” on pages 170 to 175 of the Annual Report 2015 is incorporated herein by reference.

6.C Board practices

The information set forth under the headings:

•	“Board of directors” on pages 51 to 53;

•	“Executive committee” on page 54;

•	“Corporate governance” on pages 55 to 66;

•	“Remuneration report-Executives’ service contracts and termination” on pages 75 and 76;

•	“Remuneration report-Chairman and non-executive directors’ remuneration” on page 77;

•	“Remuneration report-Treatment of STIP and LTIP on termination” on pages 76 and 77; and

•	“Remuneration report-Positions held and date of appointment to position” on page 88 of the Annual Report 2015 is incorporated herein by reference.

6.D Employees

The information set forth under the headings:

•	“Financial statements Note 5-Employment costs” on page 129;

•	“Financial statements Note 32-Average number of employees” on page 158; and

•	“Director’s report-Employment policies and communication” on page 49 of the Annual Report 2015 is incorporated herein by reference.

Rio Tinto focuses on working with our employees and their unions in good faith, seeking fair solutions while maintaining the competitiveness of each of our operations. At present we do not anticipate any union activity which would have a material adverse effect on the Group’s operations as a whole.

6.E Share ownership

The information set forth under the headings:

•	“Remuneration report tables-table 2 and 3” on pages 99 to 104;

•	“Shareholder information-Substantial shareholders” on page 238;

•	“Remuneration report-Employee share plans” on page 94;

•	“Remuneration report-All employee share plans” on page 94

•	“Remuneration report-Global employee share plan” on page 94; and

•	“Financial statements Note 44-Share based payments” on pages 167 to 170 of the Annual Report 2015 is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

The information set forth under the headings:

•	“Shareholder information-Substantial shareholders” on page 238;

•	“Shareholder information-Analysis of ordinary shareholders” on page 239; and

•	“Shareholder information-Twenty largest registered shareholders” on page 239 of the Annual Report 2015 is incorporated herein by reference.

Share ownership

Rio Tinto plc

As at 15 February 2016, there were 42,580 holders of record of Rio Tinto plc’s shares. Of these holders, 405 had registered addresses in the US and held a total of 536,299 Rio Tinto plc shares, representing 0.03 per cent of the total number of Rio Tinto plc shares issued and outstanding as at such date. In addition, 116,136,119 Rio Tinto plc shares were registered in the name of a custodian account in London which represented 8.39 per cent of Rio Tinto plc shares issued and outstanding. These shares were represented by 116,136,119 Rio Tinto plc ADRs held of record by 386 ADR holders. In addition, certain accounts of record with registered addresses other than in the US hold shares, in whole or in part, beneficially for US persons.

Rio Tinto Limited

As at 15 February 2016, there were 191,910 holders of record of Rio Tinto Limited shares. Of these holders, 293 had registered addresses in the US, representing approximately 0.15 per cent of the total number of Rio Tinto Limited shares issued and outstanding as of such date. In addition, nominee accounts of record with registered addresses other than in the US may hold Rio Tinto Limited shares, in whole or in part, beneficially for US persons.

7.B Related party transactions

The information set forth under the heading “Financial statements Note 40-Related-party transactions” on pages 166 and 167 of the Annual Report 2015 is incorporated herein by reference.

7.C Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

See below Item 18.

In addition, the information set forth under the headings:

•	“Financial statements Note 31-Contingencies and commitments” on pages 156 and 157; and

•	“Shareholder information-Dividends” on page 240

of the Annual Report 2015 is incorporated herein by reference.

See above Item 3.A “2015 dividends”.

8.B Significant changes

The information set forth under the heading “Financial statements Note 43-Events after the balance sheet date” on page 167 of the Annual Report 2015 is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

9.A Offer and listing details

The information set forth under the heading “Shareholder information-Markets” on page 238 of the Annual Report 2015 is incorporated herein by reference.

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

		Pence per Rio Tinto plc share		US$ per Rio Tinto plc ADS(a)		A$ per Rio Tinto Limited share
		High	Low	High	Low	High	Low
2011		4,712	2,713	76.67	40.50	88.68	59.00
2012		3,988	2,716	62.70	42.32	72.30	48.63
2013		3,757	2,583	59.92	39.90	72.07	50.24
2014		3,627	2,616	59.93	40.70	70.88	52.65
2015		3,238	1,848	49.94	27.38	65.60	41.76
Aug 2015		2,635	2,154	41.60	34.14	54.60	46.97
Sep 2015		2,398	2,111	37.44	32.06	52.01	46.52
Oct 2015		2,600	2,220	39.74	33.76	55.18	48.73
Nov 2015		2,371	2,199	36.41	33.08	50.85	45.91
Dec 2015		2,215	1,848	33.40	27.38	46.92	41.76
Jan 2016		1,940	1,578	28.65	22.70	44.63	37.75
Feb 2016 (through 15 Feb)		1,858	1,618	26.96	23.25	42.53	37.03
2014	– First quarter	3,627	3,115	59.93	51.18	70.88	60.80
	– Second quarter	3,426	3,017	57.33	51.30	65.14	57.45
	– Third quarter	3,515	3,031	59.18	49.18	67.82	59.21
	– Fourth quarter	3,163	2,616	51.47	40.70	61.24	52.65
2015	– First quarter	3,238	2,772	49.94	41.40	65.60	53.69
	– Second quarter	3,030	2,614	46.88	40.96	59.90	53.29
	– Third quarter	2,635	2,111	41.60	32.06	54.60	46.52
	– Fourth quarter	2,600	1,848	39.74	27.38	55.18	41.76

(a)	One ADR represents one ordinary share of 10p in Rio Tinto plc.

9.B Plan of distribution

Not applicable.

9.C Markets

The information set forth under the heading “Shareholder information-Markets” on page 238 of the Annual Report 2015 is incorporated herein by reference.

9.D Selling shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A Share capital

Not applicable.

10.B Memorandum and articles of association

The information set forth under the headings:

•	“Corporate governance-The board-Board balance and independence-Election and re-election” on pages 55 and 56;

•	“Shareholder information-Material contracts” on pages 240 and 241;

•	“Shareholder information-Dividends” on page 240;

•	“Shareholder information-Dual listed companies structure” on pages 236 and 237; and

•	“Shareholder information-Exchange controls and foreign investment” on pages 241 and 242 of the Annual Report 2015 is incorporated herein by reference.

10.C Material contracts

The information set forth under the headings:

•	“Shareholder information-Material contracts” on pages 240 and 241; and

•	“Financial statements Note 30-Financial instruments and risk management” on pages 147 to 156 of the Annual Report 2015 is incorporated herein by reference.

10.D Exchange controls

The information set forth under the heading “Shareholder information-Exchange controls and foreign investment” on pages 241 and 242 of the Annual Report 2015 is incorporated herein by reference.

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

This section is based on the US Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing and proposed regulations, published rulings and court decisions, UK and Australian tax law and practice and on the convention between the US and UK, and the convention between the US and Australia (together, the Conventions) which may affect the tax consequences of the ownership of the Group’s ADSs and shares. These laws and conventions are subject to change, possibly on a retroactive basis.

For the purposes of the Conventions and of the Code, US holders of ADSs are treated as the owners of the underlying shares.

The summary describes the treatment applicable under the conventions in force at the date of this report.

UK taxation of shareholdings in Rio Tinto plc

Taxation of dividends

US holders are not liable to UK withholding tax on dividends paid by Rio Tinto plc. Under current UK tax legislation, dividends paid by Rio Tinto plc carry a tax credit equal to one-ninth of the net dividend, or ten per cent of the net dividend plus the tax credit. US holders are not generally liable to UK tax on dividends by direct assessment (unless such US holder holds the shares or ADSs in connection with a branch, agency or permanent establishment in the UK) and the tax credit is not repayable to US holders.

Note that the UK dividend taxation rules are being reformed with effect from 6 April 2016. Assuming the legislation is enacted as drafted; UK dividends will no longer carry a tax credit and will instead be subject to UK tax at special rates. However, there will be no change for US holders and no additional UK income tax liability will be due on dividends paid by Rio Tinto plc.

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

Passive Foreign Investment Company Rules

We believe that the Group’s shares or ADSs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless the shares or ADSs are “marketable stock” and a US holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain. Instead, if you are a US holder, you would be treated as if you had realised such gain and certain “excess distributions” rateably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that you receive from us will not be eligible for the reduced tax rates normally applicable to capital gains if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

10.F Dividends and paying agents

Not applicable.

10.G Statement by experts

Not applicable.

10.H Documents on display

Rio Tinto is subject to the Securities and Exchange Commission reporting requirements for foreign companies. This Form 20-F, which corresponds with the Form 10-K for US public companies, was filed with the SEC on 3 March 2016. Rio Tinto’s Form 20-F and other filings can be viewed on the Rio Tinto website as well as the SEC website at www.sec.gov. ADR holders may also read without charge and copy at prescribed rates any document filed at the public reference facilities of the SEC’s principal office at 100 F Street NE, Washington, DC 20549, US. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

10.I Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings:

•	“Financial statements Note 30-Financial instruments and risk management” on pages 147 to 156; and

•	“Cautionary statement about forward-looking statements” on the inside front cover of the Annual Report 2015 is incorporated herein by reference.

See above Item 5.A, “Additional financial information-Treasury management and financial instruments”.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.D American Depositary Shares

American depositary receipts (ADRs)

Rio Tinto plc has a sponsored ADR facility with JPMorgan Chase Bank NA (JPMorgan) under a Deposit Agreement, dated 13 July 1988, as amended on 11 June 1990, as further amended and restated on 15 February 1999, 18 February 2005 (when JPMorgan became Rio Tinto plc’s depositary), 29 April 2010 and on 19 February 2016. The ADRs evidence Rio Tinto plc ADSs, each representing one ordinary share. The shares are registered with the US Securities and Exchange Commission (SEC), are listed on the NYSE and are traded under the symbol RIO.

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
Depositing or substituting the underlying shares

Issuance of ADSs against the deposit of shares, including deposits and issuance in respect of:

Share distributions, stock split, rights, merger

Exchange of securities or other transactions

Other events or distributions affecting the ADSs or the deposited securities

US$5.00 per 100 ADSs (or portion thereof) evidenced by the new ADSs delivered

Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	US$5.00 for each 100 ADSs (or portion thereof)

Withdrawing an underlying share	Acceptance of ADSs surrendered for withdrawal of deposited securities	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered

Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	US$1.50 per ADS

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

JPMorgan has agreed to reimburse certain company expenses related to the Rio Tinto plc ADR programme and incurred by the Group in connection with the programme. The Group received US$ 1.05 million in respect of expenses incurred by the Group in connection with the ADR programme for the year ended 31 December 2015. JPMorgan did not pay any amount on the Group’s behalf to third parties. JPMorgan also waived certain of its standard fees and expenses associated with the administration of the programme relating to routine programme maintenance, reporting, distribution of cash dividends, annual meeting services and report mailing services.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the heading on “Corporate governance-Financial reporting” on page 66 of the Annual Report 2015 is incorporated herein by reference.

PricewaterhouseCoopers LLP and PricewaterhouseCoopers, the auditors of Rio Tinto plc and Rio Tinto

Limited respectively, audited the financial statements included in this Form 20-F and audited the effectiveness of internal controls over financial reporting as of 31 December 2015. Their audit report and attestation on management’s assessment of the issuer’s internal control over financial reporting is included below under Item 18 “Report of Independent Registered Public Accounting Firm”.

ITEM 16

16.A Audit committee financial expert

The information set forth under the heading “Corporate governance-Audit Committee report” on pages 58 to 60 of the Annual Report 2015 is incorporated herein by reference.

16.B Code of ethics

The information set forth under the heading “Corporate governance-Other disclosures” on page 63 of the Annual Report 2015 is incorporated herein by reference.

The way we work applies to the Group’s employees including the Chief executive and Chief financial officer and is available on our website at www.riotinto.com. A new edition of The way we work was published in 2015. However, no substantive amendments to a provision of The way we work were made during 2015 and no waivers were granted.

16.C Principal accountant fees and services

The information set forth under the headings:

•	“Directors’ report-Fees for audit and non-audit services” on page 50;

•	“Corporate governance-Governance processes” on page 60;

•	“Directors’ report-Auditors” on page 50; and

•	“Financial statements Note 39-Auditors’ remuneration” on page 166 of the Annual Report 2015 is incorporated herein by reference.

16.D Exemptions from the listing standards for audit committees

Not applicable.

16.E Purchases of equity securities by the issuer and affiliated purchasers

The information set forth under the headings:

•	“Directors’ report-Share capital” on page 47; and

•	“Directors’ report-Purchases” on page 48

of the Annual Report 2015 is incorporated herein by reference.

16.F Change in registrant’s certifying accountant

Not applicable.

16.G Corporate governance

The information set forth under the heading “Corporate governance-Statement of compliance with governance codes and standards in 2015” on page 55 of the Annual Report 2015 is incorporated herein by reference.

16.H Mine safety disclosure

The information set forth in Exhibit 16.1 is incorporated herein by reference.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial information concerning the Company set forth under the headings “2015 Financial statements”, “Primary financial statements” and notes 1 to 45 on pages 106 to 175 and pages 194 to 199 of the Annual Report 2015 is incorporated herein by reference.

Report of Independent Registered Public Accounting Firms

To the Boards of Directors and Shareholders of Rio Tinto plc and Rio Tinto Limited

In our opinion, the accompanying Group balance sheet and the related Group income statement, the Group statement of comprehensive income, the Group cash flow statement, the Group statement of changes in equity, present fairly, in all material respects, the financial position of the Rio Tinto Group at 31 December 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Rio Tinto Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Rio Tinto Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s report on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Rio Tinto Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP	/s/ PricewaterhouseCoopers
PricewaterhouseCoopers LLP	PricewaterhouseCoopers
London, United Kingdom	Melbourne, Australia
2 March 2016	2 March 2016
In respect of the Board of Directors and Shareholders of Rio Tinto plc	In respect of the Board of Directors and Shareholders of Rio Tinto Limited

ITEM 19. EXHIBITS

Exhibits marked “*” have been filed as exhibits to this Annual report on Form 20-F and other exhibits have been incorporated by reference as indicated.

INDEX

Exhibit Number	Description

1.1	Articles of Association of Rio Tinto plc (adopted by special resolution passed on 20 April 2009 and amended on 1 October 2009) (incorporated by reference to Exhibit 1.1 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

1.2	Constitution of Rio Tinto Limited (ACN 004 458 404) (as adopted by special resolution passed on 24 May 2000 and amended by special resolution on 18 April 2002, 29 April 2005, 27 April 2007, 24 April 2008 and 20 April 2009) (incorporated by reference to Exhibit 1.2 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

3.1	DLC Merger Implementation Agreement, dated 3 November 1995 between CRA Limited and The RTZ Corporation PLC relating to the implementation of the DLC merger (incorporated by reference to Exhibit 2.1 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533)

3.2	DLC Merger Sharing Agreement, dated 21 December 1995 and amended on 14 April 2005, 29 April 2005 and 18 December 2009 between CRA Limited and The RTZ Corporation PLC relating to the ongoing relationship between CRA and RTZ following the DLC merger (incorporated by reference to Exhibit 3.2 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

3.3	RTZ Shareholder Voting Agreement, dated 21 December 1995 and amended on 18 January 2010 between The RTZ Corporation PLC, RTZ Shareholder SVC Pty. Limited, CRA Limited, R.T.Z. Australian Holdings Limited and The Law Debenture Trust Corporation p.l.c (incorporated by reference to Exhibit 3.3 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

3.4	CRA Shareholder Voting Agreement, dated 21 December 1995 and amended 18 January 2010 between CRA Limited, CRA Shareholder SVC Limited, The RTZ Corporation PLC and The Law Debenture Trust Corporation p.l.c., relating to the RTZ Special Voting Share (incorporated by reference to Exhibit 3.4 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

4.01	Rio Tinto plc - Share Option Plan 2004 (incorporated by reference to Exhibit 4.3 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)

4.02	Rio Tinto Limited - Share Option Plan 2004 (incorporated by reference to Exhibit 4.6 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)

4.03	Rules of the Rio Tinto plc Performance Share Plan 2004 (formerly known as the Rio Tinto plc - Mining Companies Comparative Plan 2004) (incorporated by reference to Exhibit 4.03 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2011, File No. 1-10533)

4.04	Rules of the Rio Tinto Limited Performance Share Plan 2004 (formerly known as the Rio Tinto Limited - Mining Companies Comparative Plan 2004) (incorporated by reference to Exhibit 4.04 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2011, File No. 1-10533)

4.05	Rules of the Rio Tinto plc Performance Share Plan 2013 (incorporated by reference to Exhibit 4.05 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2013, File No. 1-10533)

4.06	Rules of the Rio Tinto Limited Performance Share Plan 2013 (incorporated by reference to Exhibit 4.06 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2013, File No. 1-10533)

4.07	Rules of the Rio Tinto plc Bonus Deferral Plan (incorporated by reference to Exhibit 4.4 of Rio Tinto’s Registration statement on Form S-8, File No. 333-202547)

4.08	Rules of the Rio Tinto Limited Bonus Deferral Plan (incorporated by reference to Exhibit 4.6 of Rio Tinto’s Registration statement on Form S-8, No. 333-202547)

8.1*	List of subsidiary companies

12.1*	Certifications pursuant to Rule 13a-14(a) of the Exchange Act

13.1*	Certifications furnished pursuant to Rule 13a-14(b) of the Exchange Act (such certifications are not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference in any filing under the Securities Act)

15.1*	Consent of Independent Registered Public Accounting Firms to the incorporation of the audit report relating to the Rio Tinto Group and effectiveness of internal control over financial reporting of the Rio Tinto Group by reference in registration statements on Form F-3 and Form S-8

15.2*	Rio Tinto Annual Report 2015†

16.1*	Mine safety and health administration safety data

*	Filed herewith
†	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report 2015 is not deemed to be filed as part of this Form 20-F.

Signature

The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this Annual Report on their behalf.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

/s/ Eleanor Evans		/s/ Eleanor Evans
Name:	Eleanor Evans	Name:	Eleanor Evans
Title:	Company Secretary	Title:	Joint Company Secretary

Date:	2 March 2016	Date:	2 March 2016