Form 20-F
period 2016-12-31
RIO TINTO PLC; RIO TINTO LTD
filed 2017-03-02
CIK 863064, 887028

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 31 December 2016

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

Ordinary Shares of 10p each**

9.000% Notes due 2019

3.500% Notes due 2020

4.125% Notes due 2021

3.750% Notes due 2021

3.500% Notes due 2022

2.875% Notes due 2022

3.750% Notes due 2025

7.125% Notes due 2028

5.200% Notes due 2040

4.750% Notes due 2042

4.125% Notes due 2042

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

9.000% Notes due 2019

3.500% Notes due 2020

4.125% Notes due 2021

3.750% Notes due 2021

3.500% Notes due 2022

2.875% Notes due 2022

3.750% Notes due 2025

7.125% Notes due 2028

5.200% Notes due 2040

4.750% Notes due 2042

4.125% Notes due 2042

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

New York Stock Exchange

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of each class	Rio Tinto plc -Number	Rio Tinto Limited - Number	Title of each class
Ordinary Shares of 10p each	1,384,519,426	424,192,412	Shares
DLC Dividend Share of 10p	1	1	DLC Dividend Share
Special Voting Share of 10p	1	1	Special Voting Share

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrants have elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended December 31, 2016 of Rio Tinto plc and Rio Tinto Limited (“2016 Form 20-F”). Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2016 Form 20-F of Rio Tinto set out below is being incorporated by reference from the “Annual Report 2016” included as exhibit 15.2 to this 2016 Form 20-F (“Annual Report 2016”).

Only (i) the information set out below with the reference to specific pages of the Annual Report 2016, including any page references incorporated in the incorporated material unless specifically noted otherwise (ii) the cautionary statement concerning forward-looking statements on the inside cover, and (iii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statement on Form F-3 File No. 333-196694, and Registration Statements on Form S-8 File Nos. 333-184397, 333-147914, 333-156093, 333-198655, 333-202546 and 333-202547 and any other documents, including documents filed by Rio Tinto plc and Rio Tinto Limited pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2016 Form 20-F. Any information herein which is not referenced in the 2016 Form 20-F or the Exhibits themselves, shall not be deemed to be so incorporated by reference. The Annual Report 2016 contains references to our website. Information on our website or any other website in the Annual Report 2016 is not incorporated into this document and should not be considered part of this document. We have included any website as an inactive textual reference only.

All reference in the 2016 Form 20-F to “we”, “our”, the “company” or the “Group” mean Rio Tinto plc and Rio Tinto Limited.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected financial data

The information set forth under the headings:

•	“Performance highlights” on page 1;

•	“Five year review” on page 42;

•	“Shareholder information-Dual listed companies structure” on page 244; and

•	“Shareholder information-Dividend arrangements” on page 244

of the Annual Report 2016 is incorporated herein by reference.

Exchange rates

The following tables show, for the periods and dates indicated, certain information regarding the exchange rates for the pound sterling and Australian dollar, based on the Noon Buying Rates for pounds sterling and Australian dollars expressed in US dollars per £1.00 and per A$1.00.

Pounds sterling

Year ended 31 December(a)	Period end	Average rate	High	Low
Feb 2017 (through 17 Feb)	1.24	1.25	1.26	1.24
Jan 2017	1.24	1.23	1.26	1.21
Dec 2016	1.23	1.25	1.28	1.22
Nov 2016	1.25	1.24	1.26	1.22
Oct 2016	1.22	1.23	1.29	1.21
Sep 2016	1.30	1.32	1.34	1.29
Aug 2016	1.31	1.31	1.34	1.29
2016	1.23	1.36	1.49	1.21
2015	1.48	1.53	1.59	1.46
2014	1.56	1.65	1.72	1.55
2013	1.63	1.56	1.63	1.51
2012	1.63	1.59	1.63	1.53

(a)	The Noon Buying Rate on such dates differed slightly from the rates used in the preparation of Rio Tinto’s financial statements on the relevant date. No representation is made that pound sterling and Australian dollar amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on such dates or at any other dates.

As at 17 February 2017, the Noon Buying Rate was 1.24 per £1.00.

Australian dollars

Year ended 31 December(a)	Period end	Average rate	High	Low
Feb 2017 (through 17 Feb)	0.77	0.77	0.77	0.76
Jan 2017	0.72	0.74	0.78	0.68
Dec 2016	0.72	0.73	0.75	0.72
Nov 2016	0.75	0.75	0.77	0.74
Oct 2016	0.76	0.76	0.77	0.75
Sep 2016	0.76	0.76	0.77	0.75
Aug 2016	0.75	0.76	0.77	0.75
2016	0.72	0.74	0.78	0.69
2015	0.73	0.75	0.82	0.69
2014	0.82	0.90	0.95	0.81
2013	0.90	0.98	1.05	0.90
2012	1.04	1.04	1.08	0.97

(a)	The Noon Buying Rate on such dates differed slightly from the rates used in the preparation of Rio Tinto’s financial statements on the relevant date. No representation is made that pound sterling and Australian dollar amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on such dates or at any other dates.

As at 17 February 2017, the Noon Buying Rate was 0.77 per A$1.00.

2016 dividends

The following chart sets out the amounts of interim and final dividends paid or payable on each share or American Depositary Shares (ADS) in respect of each financial year, but before deduction of any withholding tax.

	2016	2015	2014	2013	2012
Rio Tinto Group – US cents per share
Interim	45.00	107.50	96.00	83.50	72.50
Final	125.00	107.50	119.00	108.50	94.50
Total	170.00	215.00	215.00	192.00	167.00

Rio Tinto plc – UK pence per share
Interim	33.80	68.92	56.90	54.28	46.43
Final	100.56	74.21	77.98	65.82	60.34
Total	134.36	143.13	134.88	120.10	106.77

Rio Tinto Limited – Australian cents per share
Interim	59.13	144.91	103.09	93.00	68.51
Final	163.62	151.89	152.98	120.14	91.67
Total	222.75	296.80	256.07	213.14	160.18

Rio Tinto plc – US cents per ADS
Interim	44.59	104.94	93.30	84.62	73.99
Final(a)	__	106.66	115.76	109.18	91.60
Total(a)	__	211.60	209.06	193.80	165.59

(a)	The final dividend payable to holders of ADSs for the 2016 financial year will be announced on 30 March 2017 when the pounds sterling to US dollar currency conversion rate is determined.

3.B Capitalization and indebtedness

Not applicable.

3.C Reasons for the offer and use of proceeds

Not applicable.

3.D Risk factors

Risk management

Rio Tinto is exposed to a variety of risks that can have financial, operational and compliance impacts on our business performance, reputation and licence to operate. The board recognises that creating shareholder value is the reward for taking and accepting risk. The effective management of risk is therefore critical to supporting the delivery of the Group’s strategic objectives.

Risk management framework

Rio Tinto’s risk management framework reflects our belief that managing risk effectively is an integral part of how the Group creates value, and fundamental to the Group’s business success. The responsibility for identifying and managing risks lies with all of Rio Tinto’s employees and business leaders. They operate within the Group-wide framework to manage risks within approved limits.

The framework includes clearly defined oversight responsibilities for the board and the Executive Committee, who are supported by the Risk Management Committee and central support functions including Group Risk and Group Internal Audit, to enable effective risk identification, evaluation and management across Rio Tinto.

This approach reflects a “three lines of defence” model for the management of risks and controls:

–	First line of defence: ownership of risk by employees and business leaders.

–	Second line of defence: control of risk framework by central support functions and the Risk Management Committee.

–	Third line of defence: assurance of systems of internal control by Group Internal Audit.

The key risk management responsibilities throughout the Group are outlined below.

Risk management framework
Board

–  Determine the nature and extent of risk that is acceptable in pursuit of strategic objectives

–  Confirm that management’s risk limits reflect the level of risk the board is willing to accept in pursuit of strategic objectives

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

Group Internal Audit	– Provide reasonable assurance that the systems of internal controls are adequate and effective
Executive Committee	– Set risk strategy and assess risks inherent in key investments and in strategic, business or annual plans
Risk Management Committee	– Oversee the risk management framework to facilitate the identification of significant risks to Group-level objectives and ensure effective risk management processes are in place
Group Risk

–  Provide co-ordination and support of Group-level risk management activity and reporting

–  Embed risk management into core business processes, such as planning and capital allocation

–  Build risk management capability and a risk culture throughout the Group

Other central support functions and management committees

–  Provide targeted expertise and support to risk owners

–  Develop and maintain specific controls, including policies, standards and procedures, to support the effective management of material Group-level risk within the agreed limits

–  Assure first line of defence compliance with controls

Product groups and central functions, executive/audit forums

–  Monitor material risks and track activities to manage risk within their business activities, and escalate where appropriate

–  Consider risk and uncertainty in strategic and business planning and capital allocation proposals

Product groups and business units	– Identify, assess and manage risks in operations, functions and projects, utilising risk registers and our Group-wide risk data system: RioRisk
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

The process for identifying, evaluating and managing material business risks is designed to manage, rather than eliminate, risk and where appropriate accept risk to generate returns. Certain risks, for example natural disasters, cannot be managed using internal controls. Such major risks are transferred to third parties in the international insurance markets, to the extent considered appropriate or possible.

The Group has material investments in a number of jointly controlled entities. Where Rio Tinto does not have managerial control, it is not always able to ensure that management will comply with Rio Tinto standards.

Principal risks and uncertainties

The principal risks and uncertainties outlined in this section reflect the inherent risks that could materially affect Rio Tinto or its ability to meet its strategic objectives, either directly or by triggering a succession of events that in aggregate become material to the Group.

Effects on the Group in the following respects may be positive or negative:

Business model

The basis on which the Group generates or preserves value over the longer term, given its market positioning as a global diversified mining and processing business.

Future performance

The Group’s ability to deliver its financial plan in the short to medium term.

Solvency

The Group’s ability to maintain an appropriate capital structure to meet its financial liabilities in full.

Liquidity

The Group’s ability to meet its financial liabilities as they fall due.

Health, safety, environment and communities (HSEC)

The Group’s ability to send our employees and contractors home safe and healthy every day and to work with our communities and partners to achieve our sustainable development goals.

Group reputation

The Group’s ability to maintain investor confidence and licence to operate.

Rio Tinto’s business units and functions assess the potential economic and non-economic consequences of their respective risks using the framework defined by the Group’s Risk standard. Once identified, each principal risk or uncertainty is reviewed and monitored by the relevant internal experts and by the Risk Management Committee, the relevant board committees and the board.

There may be additional risks unknown to Rio Tinto and other risks currently not believed to be material which could turn out to be material. A number of them, particularly those with longer-term potential impacts, are referred to in the sustainable development section of the Annual Report 2016 on pages 24 to 30.

2016 movements

As illustrated in the summary table below, the Group’s exposure to a number of principal risks and uncertainties has changed through 2016. Market uncertainties were greater than planned, with greater upside movement in commodity prices and demand than forecast. With greater than planned cash flow, our balance sheet strengthened, decreasing our liquidity risk. Geopolitical uncertainty increased, as did the threat of greater rent-seeking and resource nationalism. Uncertainty regarding the performance and outlook of our joint venture operations also increased. Further detail on movements and monitoring of these exposures is provided in the relevant section of the Strategic report, including the Market environment, Group strategy, product group overviews, the Directors’ report and the Notes to the 2016 financial statements.

Principal risks and uncertainties exposure at a glance (2016 trend)
	External	Internal	Internal and external
Increasing risk or uncertainty	Commodity prices China development pathway Strategic partnerships Jurisdictional risk		Regulation and regulatory intervention
No change in risk or uncertainty		Attracting and retaining talent Execution of acquisitions and divestments Capital project development HSEC	Exploration and resources Operational excellence
Decreasing risk or uncertainty			Liquidity

Principal risks and uncertainties

The principal risks and uncertainties in this section have been categorised into Financial risks (Market, Financial and Strategic); Operational risks (HSEC, Resources, Operations, Projects and People); and Compliance risks (Stakeholder, Governance).

The principal risks and uncertainties should be considered in connection with any forward-looking statements in the Annual Report 2016 and the cautionary statement on the inside front cover.

Financial risks
Inherent risk and uncertainty	Potential downside impact (threats)
Market risks

Commodity prices, driven by demand and supply for the Group’s products, vary outside of expectations over time. Exchange rate variations and geopolitical issues may offset or exacerbate this risk.

Anticipating and responding to market movements (“commercial excellence”) is inherently uncertain and outcomes may vary.

Falling commodity prices, or adverse exchange rate movements, reduce cash flow, limiting profitability and dividend payments. These may trigger impairments and/or impact rating agency metrics. Extended subdued prices may reflect a longer-term fall in demand for the Group’s products, and consequent reduced revenue streams may limit investment opportunities.

Failure to deliver planned returns from commercial excellence activities would negatively impact cash flows for the Group.

China’s development pathway could impact demand for the Group’s products outside of expectations.	An economic slowdown in China, and/or a material change in policy, results in a slowdown in demand and reduced investment opportunities.
Financial risks

External events and internal discipline may impact Group liquidity.

The Group’s ability to raise sufficient funds for planned expenditure, such as capital growth and/or mergers and acquisitions, as well as the ability to weather a major economic downturn could be compromised by a weak balance sheet and/or inadequate access to liquidity.

Financial risks continued

Inherent risk and uncertainty	Potential downside impact (threats)
Strategic risks

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
HSEC risks

Our operations and projects are inherently hazardous with the potential to cause illness or injury, damage to the environment, disruption to a community or a threat to personal security.

Failure to manage our health, safety, environment or community risks, could result in a catastrophic event or other long-term damage which could in turn harm the Group’s financial performance and licence to operate.

Recognised hazards include, among others, underground operations, aviation, pit slope instability, tailings facilities, vector-borne and pandemic disease, chemicals, gases, vehicles and machinery, extreme natural environments, endangered flora or fauna, areas of cultural heritage significance, water supply stress and climate change.

Resources risks

The success of the Group’s exploration activity may vary. In addition, estimates of ore reserves are based on uncertain assumptions that, if changed, could result in the need to restate ore reserves and mine plans.

A failure to discover new viable orebodies could undermine future growth prospects.

The risk that new information comes to light or operating conditions change means that the economic viability of some ore reserves and mine plans can be restated downwards. As a result, projects may be less successful and of shorter duration than initially anticipated, and/or the asset value may be impaired.

Operational risks continued
Inherent risk and uncertainty	Potential downside impact (threats)
Operations, projects and people risks

Operational excellence is derived from high operational and human productivity. Productivity which is driven by optimisation of the balance of people, process and systems may vary.

Business interruption may arise from a number of circumstances, including:

–  Operational difficulties such as extended industrial dispute, delayed development, bottlenecks or interruptions to infrastructure for power, water and transportation, throughout the value chain.

–  Operational failure such as a process safety incident, major pit slope, dump or tailings/water impoundment failure, underground incident.

–  Cyber breach/incident.

–  Natural disasters such as earthquakes, subsidence, drought, flood, fire, storm and climate change can impact mines, smelters, refineries and infrastructure installations.

Any of these events could result in a significant HSEC incident, an interruption to operations, or the inability to deliver products and a commercial loss.

Attracting and retaining talent as the company and industry evolves presents a constant challenge.	The inability to attract or retain key talent will constrain the Group’s ability to reach its goals within planned timeframes.
Compliance risks
Inherent risk and uncertainty	Potential downside impact (threats)
Stakeholder risks

Strategic partnerships and third parties influence the Group’s supply, operations and reputation. The Group’s ability to control the actions of these parties varies.

Joint venture partners may hinder growth by not agreeing to support investment decisions. For non-managed operations, controlling partners may take action contrary to the Group’s interests or standards and policies, resulting in adverse impact to health and safety, performance, cyber integrity, reputation or legal liability.

The Group’s operations are located across a number of jurisdictions, which exposes the Group to a wide range of economic, political, societal and regulatory environments.

Adverse actions by governments and others can result in operational/project delays or loss of licence to operate. Other potential actions can include expropriation, changes in taxation, and export or foreign investment restrictions, which may threaten the investment proposition. Legal frameworks with respect to policies such as energy, climate change and mineral law may also change in a way that increases costs.

Governance risks

The Group’s reputation and regulatory licences are dependent upon appropriate business conduct and are threatened by a public allegation or regulatory investigation.

Fines may be imposed against Group companies for breaching antitrust rules, anti-corruption legislation, sanctions or human rights violations or other inappropriate business conduct.

A serious allegation or formal investigation by increasingly connected regulatory authorities (regardless of ultimate decision) could result in a loss in share price value, and/or loss of business. Other consequences could include the criminal prosecution of individuals, imprisonment and/or personal fines, and reputational damage to the Group. There may also be considerable cost and disruption in responding to allegations or investigations and taking remedial action.

ITEM 4.	INFORMATION ON THE COMPANY

4.A History and development of the company

The information set forth under the headings:

•	“Shareholder information-Organisational structure” on page 244;

•	“Shareholder information-History” on page 244;

•	“Shareholder information-Nomenclature and financial data” on page 244;

•	“Shareholder information-Dual listed companies structure” on pages 244 to 246;

•	“Contact details-Registered offices” on page 252;

•	“Product groups-Iron Ore” on pages 32 and 33;

•	“Product groups-Aluminium” on pages 34 and 35;

•	“Product groups-Copper & Diamonds” on pages 36 and 37;

•	“Product groups-Energy & Minerals” on pages 38 and 39;

•	“Growth & Innovation” on pages 40 and 41;

•	“Directors’ report-Operating and financial review” on page 45;

•	“Sustainable development” on pages 24 to 30;

•	“Portfolio management-Material acquisitions and divestments” on page 23;

•	“Portfolio management-Major capital projects” on page 22 and 23;

•	“Key performance indicators” on pages 12 and 13;

•	“Rio Tinto financial information by business unit” on pages 199 to 203;

•	“Financial statements Note 2-Operating segments” on pages 128 to 130;

•	“Financial statements Note 37-Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses” on page 165; and

•	“Financial statements Note 43-Events after the balance sheet date” on page 167 of the Annual Report 2016 is incorporated herein by reference.

In 2016 and 2015, the Group did not receive any public takeover offers by third parties in respect of Rio Tinto plc shares or Rio Tinto Limited shares or make any public takeover offers in respect of other companies’ shares.

4.B Business overview

The information set forth under the headings:

•	“Market environment” on page 7;

•	“Group strategy” on pages 8 and 9;

•	“Business model” on pages 10 and 11;

•	“Group overview” on pages 2 and 3;

•	“Key performance indicators” on pages 12 and 13;

•	“Product groups-Iron Ore” on pages 32 and 33;

•	“Product groups-Aluminium” on pages 34 and 35;

•	“Product groups-Copper & Diamonds” on pages 36 and 37;

•	“Product groups-Energy & Minerals” on pages 38 and 39;

•	“Growth & Innovation” on pages 40 and 41;

•	“Financial statements Note 3-Operating segments-additional information” on page 131;

•	“Directors’ report-Government regulations” on page 48; and

•	“Directors’ report-Environmental regulations” on page 48

of the Annual Report 2016 is incorporated herein by reference.

Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934

Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires an issuer to disclose in its annual reports, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran during the period covered by the report. Disclosure is required even where the activities, transactions or dealings are conducted outside the United States by non-U.S. persons in compliance with applicable law, and whether or not the activities are sanctionable under US law. Pursuant to Section 13(r) of the Exchange Act, the company notes the following in relation to activities that took place in 2016, or in relation to activities the company became aware of in 2016 relating to disclosable activities prior to the reporting period.

The company routinely takes action to protect its intellectual property rights in many countries throughout the world, including Iran. In connection with such protection efforts, the company has used, directly or indirectly, patent agent firms with an agent or branch office in Iran to assist with the filing of patent and trade-mark applications, prosecution activities and maintenance in Iran. Contact with the firms has been minimal and solely limited to these activities. Certain transactions related to patents, trademarks and copyright are authorised activities under U.S sanctions against Iran (including the filing of an application to obtain a patent or trade-mark in Iran), and although the company is not a U.S person, it believes its limited activities in this regard are consistent with this authorisation.

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

Rössing is neither a business partnership nor joint venture between Rio Tinto and IFIC. Rössing is a Namibian limited liability company with a large number of shareholders, including Rio Tinto with 68.62 per cent, IFIC with 15.29 per cent, the Industrial Development Corporation of South Africa with 10.22 per cent, local individual shareholders with a combined interest of 2.45 per cent and the Government of the Republic of Namibia with 3.42 per cent but with an additional 50.07 per cent vote at a general meeting of Rössing on matters of national interest.

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

The Rössing board also took steps in 2012 to terminate IFIC’s involvement in the governance of Rössing. As a shareholder in Rössing, IFIC was entitled under Namibian law to attend annual general meetings of Rössing, which they do attend. IFIC was previously represented on the board of Rössing by two directors. While this level of board representation did not provide IFIC with the ability to influence the conduct of Rössing’s business on its own, the Rössing board nonetheless determined that, in light of international economic sanctions, it would be in the best interest of Rössing to terminate IFIC’s involvement in board activity. Therefore, on 4 June 2012, at the annual general meeting of Rössing, the shareholders of the company, including Rio Tinto, voted not to re-elect the two IFIC board members. This ended IFIC’s participation in Rössing board activities. IFIC accordingly is not represented on the Rössing board, nor does it have the right to attend board meetings or receive any board information

While IFIC is entitled to its pro rata share of any dividend that the majority of the board may declare for all shareholders in Rössing, IFIC has not received such monies since early 2008. Simply by maintaining its own shareholding in Rössing, Rio Tinto is not engaging in any activity intended or designed to confer any direct or indirect financial support for IFIC. A dividend was declared for 2015 in March 2016 and an interim 2016 dividend declared in August 2016 with amounts payable to Skeleton Coast Diamonds Limited on 31 March 2016 and 15 September 2016 respectively. On 16 January 2016 the International Atomic Energy Authority (IAEA) confirmed that Iran has carried out its commitments under the Joint Comprehensive Plan of Action (JCPOA, also called the “Iran Deal”) limiting its nuclear program. This date is called “Implementation Day” under the JCPOA and renders effective (i) the relevant EU regulations terminating Iranian sanctions measures; and (ii) U.S. waivers of certain statutory sanctions provisions applicable to non-US persons. As a result, US$18.8 million of previously withheld dividends were paid to IFIC during 2016.

Rössing is one of the world’s largest and longest-operating uranium mines. All of the uranium produced by Rössing is sold to Rio Tinto Marketing Pte. Ltd, (doing business as Rio Tinto Uranium), which re-sells this product to electric utilities in North America, Asia and Europe. As a minority shareholder, IFIC has no uranium product off-take rights. Neither IFIC nor other Government of Iran entities have any supply contracts in place with Rössing and nor receive any uranium from Rössing. IFIC also does not have access to any technology through its investment in Rössing or rights to such technology.

While Rio Tinto does not view itself as actively transacting or entering into business dealings with an instrumentality of the Government of Iran, this information has been provided to ensure transparency regarding the passive, minority shareholding in Rössing currently held by IFIC. Rio Tinto has disclosed the IFIC shareholding matter to the United States Government and has periodically updated the U.S. Department of State as to the same.

See below Item 5.A, “Additional financial information-Sales revenue” (Iron Ore, Aluminium, Copper & Diamonds, Energy & Minerals).

4.C Organizational structure

The information set forth under the headings:

•	“Shareholder information-Organisational structure” on page 244;

•	“Financial statements Note 33-Principal subsidiaries” on page 160 to 162;

•	“Financial statements Note 34-Principal joint operations” on page 162;

•	“Financial statements Note 35-Principal joint ventures” on page 163;

•	“Financial statements Note 36-Principal associates” on page 164; and

•	“Financial statements Note 47-Related undertakings” on pages 177 to 194 of the Annual Report 2016 is incorporated herein by reference.

4.D Property, plant and equipment

The information set forth under the headings:

•	“Portfolio management-Major capital projects” on page 22 and 23;

•	“Sustainable development” on pages 24 to 30;

•	“Key performance indicators” on pages 12 and 13;

•	“Product groups-Iron Ore” on pages 32 and 33;

•	“Product groups-Aluminium” on pages 34 and 35;

•	“Product groups-Copper & Diamonds” on pages 36 and 37;

•	“Product groups-Energy & Minerals” on pages 38 and 39;

•	“Growth & Innovation” on pages 40 and 41;

•	“Directors’ report-Environmental regulations” on page 48;

•	“Directors’ report-Greenhouse gas emissions” on page 48;

•	“Metals and minerals production” on pages 219 to 222;

•	“Ore reserves” on pages 223 to 232;

•	“Mines and production facilities” on pages 236 to 243; and

•	“Financial statements Note 14-Property, plant and equipment” on pages 139 and 140 of the Annual Report 2016 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As far as the Group is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before 31 December 2016.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating results

The information set forth under the headings:

•	“Product groups-Iron Ore” on pages 32 and 33;

•	“Product groups-Aluminium” on pages 34 and 35;

•	“Product groups-Copper & Diamonds” on pages 36 and 37;

•	“Product groups-Energy & Minerals” on pages 38 and 39;

•	“Sustainable development” on pages 24 to 30;

•	“Directors’ report-Government regulations” on page 48;

•	“Directors’ report-Environmental regulations” on page 48; and

•	“Financial statements Note 30-Financial instruments and risk management” on pages 149 to 157 of the Annual Report 2016 is incorporated herein by reference.

5.A Operating results continued

Additional Financial Information

2016 financial performance compared with 2015

In order to provide additional insight into the performance of our business, Rio Tinto presents underlying earnings, which is defined in “Financial statements Note 2-Operating segments” on pages 128 to 130 of the Annual Report 2016.

2016 underlying earnings of US$5,100 million and net earnings of US$4,617 million were US$560 million above and US$5,483 million above the comparable measures for the previous year respectively (2015 underlying earnings of US$4,540 million and net losses of US$866 million were US$4,765 million below and US$7,393 million below the comparable measures for the previous year respectively). Both net earnings and underlying earnings represent amounts attributable to owners of Rio Tinto. International Financial Reporting Standards (IFRS) requires that the profit/(loss) for the period reported in the income statement should also include earnings/(losses) attributable to non-controlling interests in subsidiaries. Underlying earnings is reconciled to net earnings/(losses) in the table below, which also lists the principal factors driving the movement in underlying earnings between periods.

	2016 vs 2015
	US$m	US$m
2015 Net loss	(866)
Items excluded from underlying earnings(a)	5,406

2015 Underlying earnings		4,540
Prices	(460)
Exchange rates	49
Volumes	19
General cost inflation	(158)
Energy	25
Lower cash costs	1,124
Lower exploration and evaluation costs	97
Tax / non-cash / interest / other	(136)

Total changes in underlying earnings(a)		(560)

2016 Underlying earnings		5,100
Impairment charges	(183)
Net gains and loss on disposal of interests in businesses	382
Exchange differences and movements on derivatives	536
Restructuring costs from global headcount reductions	(177)
Onerous port and rail contracts	(329)
Tax provision	(380)
Increased closure provision for legacy operations	(282)
Other exclusions	(50)

Total excluded in arriving at underlying earnings		(483)

2016 net earnings		4,617
Profit attributable to non-controlling interests		159

Profit for the year		4,776

(a)	Earnings contributions from Group businesses and business segments are based on underlying earnings. Amounts excluded from net earnings in arriving at underlying earnings are described in “Financial statements Note 2-Operating segments”(a) on page 130 of the Annual Report 2016.

Prices

Most commodity prices increased for the first time in a number years in the second half of 2016, despite numerous political and macro shocks to the global economy. However, the effect of all price movements on the Group’s commodities in 2016 was to decrease underlying earnings by US$460 million compared with 2015.

Major positive price variances were seen in iron ore (US$185 million), coal (US$121 million) and gold (US$32 million).

Iron ore prices started 2016 at US$43 per dry metric tonne cost and freight (CFR) and ended the year around US$80 per tonne. The average realised price for iron ore was up approximately 2% to US$49.3 per wet metric tonne (FOB), from US$48.4 per wet metric tonne (FOB) in 2015.

Hard coking coal benchmark prices were 12 per cent higher on average compared with 2015 and thermal coal spot prices averaged seven per cent higher. Hard coking coal prices almost quadrupled to US$310 per tonne from January to November 2016. The thermal coal market was also affected, with prices doubling to US$110 per tonne FOB Newcastle. Prices have since moderated.

These commodity price gains were more than offset by lower average prices for copper and aluminium which were down 11 and three per cent respectively year-on-year, and a significant drop in market premia for aluminium in all regions, which fell from their record highs in early 2015.

Aluminium had a negative price variance of US$507 million. Average London Metal Exchange (LME) prices decreased three per cent year on year, and lower market and product premia resulted in the average realised price per tonne decreasing from US$2,058 in 2015 to US$1,849 in 2016.

Copper contributed US$105 million to the negative price variance. Additionally lower prices across industrial mineral and Molybdenum contributed US$128 million to the negative price variance.

Exchange rates

Compared with 2015, the US dollar, on average, strengthened by three per cent against the Canadian dollar, by one per cent against the Australian dollar and by 14 per cent against the South African rand. The effect of all currency movements was to increase underlying earnings relative to 2015 by US$49 million.

Volumes

Movements in sales volumes increased earnings by US$19 million compared with 2015. There were volume gains in iron ore, following the increase in capacity at the Pilbara ports and mines, in bauxite, from increased production at all four mines, and in aluminium following record production at ten smelters. These were mostly outweighed by lower sales volumes in copper, gold and molybdenum.

Energy

Lower input energy prices during the year improved underlying earnings by US$25 million compared with 2015 in part related to oil, where the price fell approximately 16 per cent year-on-year, averaging US$44 per barrel during 2016.

Cash costs, exploration and evaluation

Rio Tinto continued to realise considerable savings from its cost reduction programme, delivering US$1.6 billion pre-tax (US$1.2 billion post tax) in operating cash cost savings and reductions in exploration and evaluation expenditure in 2016.

The Group continued to optimise its expenditure on exploration and evaluation, progressing the highest value projects. In 2016, approximately 41 per cent of this expenditure was incurred by central exploration, 25 per cent by Copper & Diamonds, 25 per cent by Energy & Minerals and the remainder by Aluminium and Iron Ore.

Tax / non-cash / interest / other

The 2016 effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 22 per cent compared with 27 per cent in 2015. The lower effective tax rate in 2016 was largely due to the recognition of a deferred tax asset in Mongolia. Excluding this item, the effective tax rate in 2016 was 26 per cent. The effective tax rate in Australia remained at 30 per cent.

The Group interest charge (net of tax) of US$576 million increased by US$187 million compared with 2015, following completion of some major capital projects in 2015 (interest is capitalised during the construction period of a project) and US$237 million of early redemption costs from bond repurchases in 2016. In 2016, US$111 million of interest was capitalised, compared with US$254 million in 2015.

2015 financial performance compared with 2014

2015 underlying earnings of US$4,540 million and net losses of US$866 million were US$4,765 million below and US$7,393 million below the comparable measures for the previous year respectively (2014 underlying earnings of US$9,305 million and net earnings of US$6,527 million were US$912 million below and US$2,862 million above the comparable measures for the previous year respectively). Both net earnings and underlying earnings represent amounts attributable to owners of Rio Tinto. International IFRS requires that the (loss)/profit for the period reported in the income statement should also include (losses)/earnings attributable to non-controlling interests in subsidiaries. Underlying earnings is reconciled to net (losses)/earnings in the table below, which also lists the principal factors driving the movement in underlying earnings between periods.

	2015 vs 2014
	US$m	US$m
2014 Net earnings	6,527
Items excluded from underlying earnings	2,778

2014 Underlying earnings		9,305
Prices	(7,695)
Exchange rates	2,007
Volumes	132
General cost inflation	(185)
Energy	359
Lower cash costs	833
Lower exploration and evaluation costs	120
Tax / non-cash / interest / other	(336)

Total changes in underlying earnings		(4,765)

2015 Underlying earnings		4,540
Impairment charges	(1,802)
Net gains and loss on disposal of interests in businesses	48
Exchange differences and movements on derivatives	(3,282)
Restructuring costs from global headcount reductions	(258)
Increased closure provision for legacy operations	(233)
Recognition of deferred tax assets relating to planned divestments	234
Other exclusions	(113)

Total excluded in arriving at underlying earnings		(5,406)

2015 net loss		(866)
Loss attributable to non-controlling interests		(853)

Loss for the year		(1,719)

Prices

The effect of price movements on all major commodities in 2015 was to decrease underlying earnings by US$7,695 million compared with 2014. The average realised price for iron ore was approximately 43 per cent lower than 2014, down from US$84.3 per wet metric tonne (FOB) to US$48.4 per wet metric tonne (FOB). In addition, hard coking coal benchmark prices were 19 per cent lower on average at US$102 per tonne (FOB) compared with US$126 per tonne (FOB) in 2014 and thermal coal spot prices averaged 16 per cent lower, US$53 per tonne (FOB) compared with US$63 per tonne (FOB) in the prior year.

Average copper and gold prices were down 20 and eight per cent respectively, with benchmark prices averaging US$2.49 per pound for copper and US$1,160 per ounce for gold. The LME aluminium prices averaged 11 per cent lower at US$1,663 per tonne.

Exchange rates

Compared with 2014, the US dollar, on average in 2015, was stronger by 14 per cent against the Canadian dollar and South African rand and by 16 per cent against the Australian dollar. The effect of all currency movements was to increase underlying earnings relative to 2014 by US$2,007 million.

Volumes

Volumes improved earnings by US$132 million compared with 2014. Increased volumes were achieved primarily in iron ore, following the increase in capacity at the Pilbara ports and mines (favourable US$398 million) and in bauxite, from record production at Weipa and the ramp-up at Gove. These offset volume declines in copper (unfavourable US$276 million), mainly at Rio Tinto Kennecott where the focus on de-weighting and de-watering the east wall of Bingham Canyon continued, and in titanium dioxide feedstocks, where production was aligned with market demand.

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

The Group continued to refine its exploration and evaluation expenditure, building on the savings achieved in 2014 whilst progressing the highest priority projects. In 2015, approximately six per cent of this expenditure was incurred by Iron Ore, two per cent by Aluminium, 38 per cent by Copper & Diamonds, 24 per cent by Energy & Minerals and the remainder by central exploration on greenfield programmes.

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

Exclusions from underlying earnings 2014-2016

Earnings contributions from Group businesses and business segments are based on underlying earnings. Amounts excluded from net earnings in arriving at underlying earnings are summarised in the discussion of year-on-year results below.

	2016	2015	2014
	US$m	US$m	US$m
Impairment charges	(183)	(1,802)	(1,187)
Impairment reversals	—	—	1,049
Gains/(losses) on disposal of interests in businesses	382	48	(349)
Exchange differences and movements on derivatives	536	(3,282)	(1,850)
Restructuring costs including global headcount reductions	(177)	(258)	(82)
Increased closure provision for non-operational and legacy operations	(282)	(233)	—
Onerous port and rail contracts	(329)	—	—
Tax provision	(380)	—	—
Recognition of deferred tax assets relating to planned divestments	—	234	—
Mineral Resources Rent Tax (MRRT) repeal	—	—	(362)
Gain on sale of the Group’s properties at St James’s Square	—	—	356
Impact of pit wall slide at Rio Tinto Kennecott	—	18	—
Simandou and QMM IFRS 2 charge	—	(11)	(116)
Other exclusions	(50)	(120)	(237)

Total excluded in arriving at underlying earnings	(483)	(5,406)	(2,778)

2016

Impairment charges during the year ended 31 December 2016 primarily relate to the Argyle diamond mine in Western Australia. An impairment trigger assessment at the Argyle diamond mine cash-generating unit resulted in the identification of impairment indicators as a result of lower production volumes compared with forecast and the lower prices achieved for bulk diamonds. The reduction in the recoverable amount resulted in a pre-tax impairment charge of US$241 million to property, plant and equipment and intangible assets.

Net gains on disposal of interests in businesses in 2016 related mainly to the sale of Rio Tinto’s 40 per cent interest in the Bengalla Joint Venture on 1 March 2016 and the sale of the Lochaber assets in Scotland on 23 November 2016. This was partially offset by a loss on disposal of the 100 per cent interest in Carbone Savoie on 31 March 2016.

Net exchange gains in 2016 comprise post-tax foreign exchange gains of US$123 million principally on external US dollar denominated net debt in non-US dollar functional currency companies (on borrowings of approximately US$17.6 billion), and US$393 million of gains on intragroup balances mainly as the Canadian dollar strengthened against the US dollar compared to 31 December 2015. The Group took further steps during 2016 to reduce the income statement exposure on retranslation of intragroup balances. The remaining US$20 million related to valuation changes on commodity, currency and interest rate derivatives which are ineligible for hedge accounting.

A review of the infrastructure capacity requirements in Queensland, Australia, has confirmed that it is no longer likely that Rio Tinto will utilise the Abbot Point Coal Terminal and associated rail infrastructure capacity contracted under take or pay arrangements. On 31 October 2016, an agreement was reached with Adani, the owner of the port, to relinquish that capacity. Accordingly, an onerous contract provision has been recognised based on the net present value of expected future cash flows for the port and rail capacity discounted at a post-tax real rate of two per cent, resulting in a post-tax onerous contract charge of US$329 million.

Tax provision includes amounts provided for specific tax matters for which the timing of resolution and potential economic outflow are uncertain. In particular, the Group is currently in discussions with the Australian Taxation Office (ATO) in relation to the transfer pricing of certain transactions between Rio Tinto entities based in Australia and the Group’s commercial centre in Singapore for the period since 2009. These matters were raised by Rio Tinto with the ATO through advance ruling requests or are under discussions pursuant to our co-operative compliance agreement.

The increase in closure provision (non-operating sites) relates to the Gove alumina refinery in Northern Territory, Australia where operations have been curtailed since May 2014. The provision has been updated based on the current cost estimates from the studies which are expected to be finalised mid-2017. Future revisions to the closure cost estimate during the study periods (including the next stage of feasibility study) are expected to be excluded from underlying earnings as the site operating assets have been fully impaired.

2015

Total impairment charges of US$1,802 million (post-tax) were recognised in 2015. On 26 May 2014, Rio Tinto and its Simandou project partners signed an Investment Framework with the Government of Guinea which provided the legal and commercial foundation for the project and formally separated the infrastructure and mine development plan. The Simandou project partners were finalising an integrated Bankable Feasibility Study (BFS) for the mine, port and infrastructure elements of the project, which was scheduled to be submitted to the Government of Guinea in May 2016. As a result of market conditions and uncertainty over infrastructure ownership and funding at that time, the Group determined that it was appropriate to record a non-cash impairment charge of US$1,118 million (net of non-controlling interests and tax).

On 11 June 2015, Rio Tinto announced that it supported Energy Resources of Australia Ltd’s (ERA) decision not to proceed with the final Feasibility Study of the Ranger 3 Deeps project. Rio Tinto also determined it did not support any further study or future development of Ranger 3 Deeps due to the project’s economic challenges. This resulted in a write down to property, plant and equipment, intangible assets and deferred tax assets to fully write off these long-term assets. The total impairment charge recognised was a non-cash charge of US$262 million (net of non-controlling interests and tax).

In late 2015, Rio Tinto completed an Order of Magnitude study on the Roughrider uranium project in Canada. This led to the Group recognising a post-tax impairment charge of US$199 million relating to goodwill and intangible assets.

Other impairment charges during the year reflect challenging economic conditions at business units in the Group’s Aluminium and Copper & Diamonds product groups.

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

The Group’s Copper business impairment charge resulted from a review of the investment case for the Molybdenum Autoclave Process project in Utah which concluded that the project, which had been on care and maintenance since early 2013, would be terminated. The recoverable amount was determined based on anticipated net disposal proceeds. As a result, a post-tax impairment charge of US$347 million was recorded against property, plant and equipment.

During the first half of 2014, further revisions to future capital required to complete the modernisation and expansion of the Kitimat aluminium smelter in British Columbia, and related impacts on the project, led to a reduction in the recoverable value of the Kitimat cash-generating unit. Additional capital of US$1.5 billion was approved by the Board in August 2014, taking the total approved capital cost of the project to US$4.8 billion. The reduction in the recoverable amount resulted in a post-tax impairment charge of US$800 million to property, plant and equipment. Other post-tax impairment charges during 2014, related to the Group’s Aluminium business, were US$40 million.

The above impairment charges were largely offset by the reversal of previously booked impairments on other non-current assets in the Group’s Aluminium business, due to significant cost improvements and high regional and product premia. This resulted in a post-tax impairment reversal of US$460 million recorded against the property, plant and equipment of Tomago, Bell Bay and Gladstone Power Station and a post-tax impairment reversal of US$589 million relating to Boyne Smelters recorded against investments in equity accounted units. The recoverable amount of the assets is greater than the amount at which these assets would have been carried, net of depreciation, had no impairment loss been recognised in prior periods and therefore the impairment reversal is based on the latter amount.

Net losses on disposal of interests in businesses during 2014 mainly related to the Group’s divestment of Rio Tinto Coal Mozambique, the Clermont Joint Venture and the transfer of Alucam to the Government of Cameroon.

Non-cash exchange and derivative losses of US$1,850 million arose primarily on US dollar debt in non-US dollar functional currency Group companies, and on intragroup balances.

The remaining MRRT starting base deferred tax asset was derecognised on repeal of the tax in Australia, effective 30 September 2014.

A gain of US$356 million net of tax was recognised on the disposal of the Group’s St James’s Square properties in London, UK.

Group financial results by product group 2014-2016

	2016	2015	2014
	US$m	US$m	US$m
Iron Ore	4,611	3,940	7,963
Aluminium	947	1,118	1,248
Copper & Diamonds	(18)	370	1,118
Energy & Minerals(a)	610	175	232
Other operations	(86)	(88)	(240)
Other items	(241)	(375)	(593)
Exploration and evaluation	(147)	(211)	(262)
Net interest	(576)	(389)	(161)

Group underlying earnings	5,100	4,540	9,305
Exclusions from underlying earnings	(483)	(5,406)	(2,778)

Net earnings/(loss)	4,617	(866)	6,527

(a)	Includes the Simandou iron ore project in Guinea and Iron Ore Company of Canada.

Sales Revenue

Prices

				2016	2015	2014
Commodity	Source	Unit		US$	US$	US$
Average prices
Iron ore 62% Fe Fines FOB	Platts Index less Baltic Exchange Freight Rate	dmt	(a)	54	56	88
Aluminium	LME(b)	Tonne		1,605	1,661	1,867
Copper	LME	Pound		2.21	2.49	3.10
Gold	London Bullion Market (LBMA)	Ounce		1,250	1,160	1,266

Closing prices (quoted commodities only)
Aluminium		Tonne		1,704	1,500	1,825
Copper		Pound		2.51	2.13	2.89
Gold		Ounce		1,148	1,061	1,184

(a)	Dry metric tonne
(b)	LME cash price

The above table shows published prices for Rio Tinto’s commodities for the last three years where these are publicly available, and where there is a reasonable degree of correlation between the published prices and Rio Tinto’s realised prices.

Group sales revenue will not necessarily move in line with these published prices for a number of reasons which are discussed below.

The discussion of revenues below relates to the Group’s gross revenue from sale of commodities, as included in the “Financial information by business unit” on pages 199 to 203 of the Annual Report 2016.

Iron Ore

2016 sales revenue compared with 2015

Gross sales revenue increased by US$653 million (approximately five percent) to US$14,605 million. Sales volumes were three per cent higher in 2016, attributable to the newly expanded infrastructure and minimal disruption from weather events. The average realised price for iron ore was also up approximately 2% to US$49.3 per wet metric tonne (FOB), from US$48.4 per wet metric tonne (FOB) in 2015.

Approximately 20 per cent of sales in 2016 were priced with reference to the prior quarter’s average index lagged by one month. The remainder was sold either on current quarter average, current month average or on the spot market. Index prices are adjusted for product characteristics and iron and moisture content.

2015 sales revenue compared with 2014

Higher sales volumes (approximately 11 per cent) in the Pilbara partially mitigated the impact of lower iron ore prices. The average realised price was down 43 per cent on average, from US$84.3 per wet metric tonne (FOB) to US$48.4 per wet metric tonne.

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

Aluminium

2016 sales revenue compared with 2015

Aluminium’s sales revenues are from aluminium and related products such as alumina and bauxite.

There was an overall decrease in gross sales revenue of US$659 million (approximately seven per cent) to US$9,458 million in 2016. Average LME prices decreased three per cent year on year, and lower market and product premia resulted in the average realised price per tonne decreasing from US$2,058 in 2015 to US$1,849 in 2016. This realised price included premia for value-added products (VAP), which generated attractive product premia averaging US$223 per tonne of VAP sold (2015: US$251 per tonne) on top of the physical market premia. In the US, the Mid-West market premium averaged US$162 per tonne in 2016, compared with an average US$271 per tonne in 2015, a 40 per cent decrease.

Gross sales revenues for bauxite in 2016 decreased seven per cent to US$1,913 million. Declines in bauxite pricing compared with 2015 were partially offset by continued increase in third party bauxite sales. There was a ten per cent increase in third party bauxite shipments.

2015 sales revenue compared with 2014

The decline in prices in 2015 was the main driver of the 17 per cent drop in revenues compared with 2014. The 2015 cash LME aluminium price averaged US$1,661 per tonne, a decrease of 11 per cent on 2014. Market premia across all regions fell an average of 36 per cent in 2015, down from US$404 per tonne in 2014 to US$257 per tonne in 2015.

Bauxite prices were stable in 2015, underpinned by growing import demand from China. Rio Tinto’s share of third party bauxite sales increased by 14 per cent in 2015 compared with 2014.

Copper & Diamonds

2016 sales revenue compared with 2015

Overall gross sales revenue declined by 19 per cent to US$4,524 million in 2016.

Copper sales revenue was lower than 2015 as a result of lower sales volumes along with an 11 per cent decline in prices to 221 US cents per pound in 2016. Gold revenue was lower than 2015 due mainly to lower grade and volumes. This was partially offset by an eight per cent increase in the gold price to US$1,250 per ounce.

At 31 December 2016, the Group had an estimated 235 million pounds of unsettled copper sales (2015: 252 million pounds) that were provisionally priced at 250 US cents per pound (2015: 217 US cents per pound). The final price of these sales will be determined during the first half of 2017.

The overall decline in diamonds revenue was attributable to lower sales volumes. Diamond prices realised by Rio Tinto depend on the size and quality of diamonds in the product mix.

2015 sales revenue compared with 2014

Gross sales revenue decreased by 22 per cent in 2015 compared with 2014.

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

Energy & Minerals

2016 sales revenue compared with 2015

Gross sales revenues decreased by six per cent compared with 2015, down US$406 million to US$6,734 million.

An increase in iron ore sales volumes from Iron Ore Company of Canada (IOC) of two per cent and stronger realised prices had a favourable impact on sales revenues. This was offset by the impact of lower freight revenue.

Hard coking coal benchmark prices were 12 per cent higher on average compared with 2015 and thermal coal spot prices averaged seven per cent higher. The favourable impact of price changes was offset by the impact of the Coal & Allied restructure and the divestment of Bengalla.

A significant proportion of Rio Tinto’s coal production is sold under long-term contracts. In Australia, the prices applying to sales under the long-term contracts are generally renegotiated annually for thermal coal, but prices are fixed at different times of the year and on a variety of bases. Coking coal prices for 2016 have been negotiated on a quarterly basis consistent with 2015. For these reasons, average realised prices will not necessarily reflect the movements in any of the publicly available prices.

Titanium dioxide feedstock demand remained subdued throughout 2016 as the industry continued to absorb excess inventories, resulting in continued price pressure, although there are signs of underlying demand improvement for both sulphate and chloride feedstock. The market for zircon has recently stabilised following an initial period of weak demand in China. Demand for borates has remained stable globally, with robust demand in the Americas and India partly offset by weaker growth in China and weather-related demand constraints in south-east Asia.

Uranium prices fell through the latter half of 2016, due to lacklustre demand growth and oversupply. The uranium spot price index ended the year 41 per cent below 2015 at US$20.25 per pound, while the long-term price indicators lost 32 per cent to end the year at US$30.00 per pound. Rio Tinto Uranium also sells predominantly on a longer-term contract basis.

2015 sales revenue compared with 2014

Gross sales revenues decreased by 23 per cent compared with 2014, with lower revenues driven by lower prices and a reduction in sales volumes.

A significant year over year reduction in iron ore prices negatively impacted IOC’s sales revenue. This was partially offset by a 26 per cent increase in sales volume.

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

The uranium spot price index ended the year four per cent below 2014 at US$34.23 per pound, while the long-term price indicators lost 11 per cent to end the year at US$44.00 per pound. Rio Tinto Uranium also sells predominantly on a longer-term contract basis.

Sales volumes were lower across the minerals businesses, including the impact of softer markets, most notably in titanium dioxide feedstocks. In addition, prices for Rio Tinto Iron & Titanium’s metallic co-products fell in response to market trends and titanium dioxide feedstock prices remained under pressure as the industry continued to absorb inventories.

Sales volumes of all products will vary during the year and the timing of shipments will also result in differences between average realised prices and published prices.

Cash flow

2016 compared with 2015

A full consolidated cash flow statement is contained in the financial statements on page 112 of the Annual Report 2016.

Net cash generated from operating activities of US$8.5 billion was ten per cent lower than 2015. 2015 cash flows benefited from a significant working capital reduction. 2016 saw a rebound in receivables, driven by higher year-end prices. In addition, there was an increase in interest paid to US$1.3 billion, of which US$0.5 billion related to early redemption costs associated with the bond repurchase programmes. These were partly offset by cash cost improvements and lower tax payments, in line with lower underlying profits.

Purchases of property, plant and equipment and intangible assets were US$3.0 billion in 2016, a decline of 36 per cent compared with 2015. Some major capital projects were completed in 2015, including expansion of the Pilbara iron ore infrastructure and the modernisation and expansion of the Kitimat aluminium smelter. Major capital projects in 2016 included the development of the Oyu Tolgoi copper/gold underground mine in Mongolia, construction of key infrastructure at the Amrun bauxite project in Queensland and development of the Silvergrass iron ore mine in the Pilbara.

Dividends paid in 2016 of US$2.7 billion reflected the final 2015 dividend paid in April 2016 and the 2016 interim dividend paid in September 2016.

In 2016, net proceeds from the disposal of subsidiaries, joint ventures and associates of US$0.8 billion related primarily to amounts received following the disposal of the Group’s 40 per cent interest in the Bengalla Joint Venture and the first tranche from the sale of the Lochaber aluminium assets. In addition, the Group realised US$0.4 billion from the sale of property, plant and equipment and intangibles, which included the Mount Pleasant thermal coal assets in New South Wales, undeveloped land in Utah and some office buildings in North America.

2015 compared with 2014

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

Balance sheet at 31 December 2016

Net debt decreased from US$13.8 billion at 31 December 2015 to US$9.6 billion at 31 December 2016. Net debt to total capital (gearing ratio) declined to 17 per cent at 31 December 2016 (31 December 2015: 24 per cent) and interest cover was seven times, unchanged from 2015.

Adjusted total borrowings at 31 December 2016 were US$18.0 billion. At 31 December 2016, approximately 80 per cent of Rio Tinto’s total borrowings were at floating interest rates, the weighted average cost of total borrowings was approximately 4.0 per cent and the weighted average maturity was around ten years. The maximum amount, within non-current borrowings, maturing in any one calendar year was US$1.7 billion, which matures in 2025.

In 2016, the Group repaid US$9.4 billion of borrowings, including US$9.0 billion of bonds, and drew down US$4.4 billion of funds, mainly from the Oyu Tolgoi project financing. Cash and cash equivalents plus other short-term cash investments at 31 December 2016 were US$8.5 billion (31 December 2015: US$9.4 billion).

Financial instruments and risk management

The Group’s policies with regard to financial instruments and risk management are clearly defined and consistently applied. They are a fundamental part of the Group’s long-term strategy covering areas such as foreign exchange risk, interest rate risk, commodity price risk, credit risk, liquidity risk and capital management. Further details of our Financial instruments and risk management are disclosed in “Financial statements Note 30-Financial instruments and risk management” on pages 149 to 157 of the Annual Report 2016.

The Annual Report 2016 shows the full extent of the Group’s financial commitments, including debt. The risk factors to which the Group is subject are summarised above in Item 3.D, “Risk factors”.

The effectiveness of internal controls continues to be a high priority in the Rio Tinto Group. The board’s statement on internal control is set out in the Risk management section.

Dividend

The 2016 interim dividend was 45.0 US cents (2015: 107.5 US cents) and the final dividend was determined as 125.0 US cents (2015: 107.5 US cents). Dividends paid on Rio Tinto plc and Rio Tinto Limited shares are equalised on a net cash basis; that is, without taking into account any associated tax credits. Dividends are determined in US dollars. Rio Tinto plc dividends are paid and declared in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates on 7 February 2017. Details relating to the dividend policy, determination and payment of dividends in sterling, Australian dollars and other currencies and on the payment of dividends to holders of American Depositary Receipts (ADRs) are included in the “Shareholder information” section on page 248 of the Annual Report 2016.

Capital and liquidity risk management

The Group’s total capital is defined as equity attributable to owners of Rio Tinto plus equity attributable to non-controlling interests and net debt, as shown below:

Total capital

	2016	2015
	US$m	US$m
Equity attributable to owners of Rio Tinto	39,290	37,349
Equity attributable to non-controlling interests	6,440	6,779
Net debt (financial statements Note 24 of the Annual Report 2016)	9,587	13,783

Total capital	55,317	57,911

The Group’s major capital and evaluation projects are listed in the “Portfolio management” section on pages 22 and 23 of the Annual Report 2016.

We expect that contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from the existing facilities described in “Financial statements Note 30-Financial instruments and risk management”, part A(b)(v) on pages 152 and 153 of the Annual Report 2016. This Note also provides further details of our liquidity and capital risk management.

Treasury management and financial instruments

Details of our Treasury management and financial instruments are disclosed in “Financial statements Note 30-Financial instruments and risk management” on pages 149 to 157 of the Annual Report 2016.

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

Earnings sensitivities – Exchange rate

	Average exchange rate for 2016		Effect on underlying earnings of 10% change in full year average
	US cents		+/- US$m
Australian dollar		74	604
Canadian dollar		76	229
Euro		111	22
New Zealand dollar		70	19
South African rand	US$	1 = 14.65	30

The exchange rate sensitivities quoted above include the effect on net operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency financial assets and liabilities. They should therefore be used with caution. Further details of our exposure to foreign currency fluctuations and currency derivatives, and our approach to currency hedging, are contained within “Financial statements Note 30-Financial instruments and risk management”, part A(b)(i), on pages 150 and 151 of the Annual Report 2016.

Interest rates

Details of our exposure to interest rate fluctuations are contained within “Financial statements Note 30-Financial instruments and risk management”, part A(b)(ii), on page 151 of the Annual Report 2016.

Commodity prices

The approximate effect on the Group’s underlying and net earnings of a ten per cent change from the full year average market price in 2016 for the following products would be:

Commodity	Unit	Average market price for 2016 US$	Effect on underlying earnings of 10% change in full year average +/- US$m
Iron ore 62% Fe Fines FOB	dmt	53	879
Aluminium(a)	Tonne	1,605	469
Copper(a)	Pound	2.21	238
Gold	Ounce	1,250	36

(a)	Excludes the impact of commodity derivatives.

The sensitivities give the estimated impact on net earnings of changes in prices assuming that all other variables remain constant. These should be used with caution. As noted previously, the relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.

Further details of our exposure to commodity price fluctuations are contained within “Financial statements Note 30-Financial instruments and risk management”, on part A(b)(iii), on pages 151 and 152 of the Annual Report 2016.

Credit risks

Details of our exposure to credit risks relating to receivables, financial instruments and cash deposits, are contained within “Financial statements Note 30-Financial instruments and risk management”, part A(b)(iv), on pages 152 and 153 of the Annual Report 2016.

Disposals and acquisitions

Information regarding disposals and acquisitions is provided in “Financial statements Note 37-Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses” on page 165 of the Annual Report 2016.

Critical accounting policies and estimates

Many of the amounts included in the financial statements involve the use of judgment and/or estimates. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the financial statements.

Information about such judgments and estimation is contained under “Judgments in applying accounting policies and key sources of estimation uncertainty” in “Financial statements Note 1-Principal accounting policies” on page 117 of the Annual Report 2016.

Off balance sheet arrangements and contractual commitments

The table below presents information in relation to our material off balance sheet arrangements and contractual commitments. Information regarding the Group’s post retirement commitments and funding arrangements is provided in “Financial statements Note 45-Post-retirement benefits” on pages 170 to 175 of the Annual Report 2016. Information regarding the Group’s close-down and restoration obligations is provided in “Financial statements Note 26-Provisions (including post-retirement benefits)” on page 146 of the Annual Report 2016. In addition “Financial statements Note 31-Contingencies and commitments” on pages 157 to 159 of the Annual Report 2016, provides further information regarding contingent liabilities, guarantees and commitments.

We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from the existing facilities.

	<1 yr	1-3 yrs	3-5 yrs	> 5 yrs	Total
At 31 December 2016	US$m	US$m	US$m	US$m	US$m
Expenditure commitments in relation to:
Operating leases	353	495	385	612	1,845
Other (capital commitments)	1,701	433	194	15	2,343

	2,054	928	579	627	4,188

Long-term debt and other financial obligations:
Debt	704	1,521	2,664	12,806	17,695
Interest payments	783	1,501	1,287	5,056	8,627
Purchase obligations	2,631	2,951	2,165	11,334	19,081
Other	190	21	166	383	760

	4,308	5,994	6,282	29,579	46,163

Total	6,362	6,922	6,861	30,206	50,351

Except as disclosed in “Financial statements Note 21-Cash and cash equivalents” on page 143 of the Annual Report 2016, there are no material legal or economic restrictions on the ability of our subsidiaries to transfer funds to the company in the form of cash dividends, loans, or advances.

5.B Liquidity and capital resources

The information set forth under the headings:

•	“Portfolio management-Major capital projects” on pages 22 and 23;

•	“Product groups-Iron Ore-Development projects” on page 33;

•	“Product groups-Aluminium-Development projects” on page 35;

•	“Product groups-Copper & Diamonds-Development projects” on page 37;

•	“Product groups-Energy & Minerals-Development projects” on page 39;

•	“Growth & Innovation” on page 41;

•	“Financial statements Note 22-Borrowings and other financial liabilities” on pages 144 and 145; and

•	“Financial statements Note 30-Financial instruments and risk management” on pages 149 to 157 of the Annual Report 2016 is incorporated herein by reference.

See above Item 5.A, “Additional financial information-Cash flow” to “Additional Information-Off balance sheet arrangements and contractual commitments”.

5.C Research and development, patents and licenses

The information set forth under the headings:

•	“Growth & Innovation” on pages 40 and 41;

•	“Director’s report-Exploration, research and development” on page 48 and

•	“Financial statements Note 4-Net operating costs (excluding items shown separately)” on page 132 of the Annual Report 2016 is incorporated herein by reference.

5.D Trend information

The information set forth under the headings:

•	“Market environment” on page 7;

•	“Group overview” on pages 2 and 3;

•	“Group strategy-Improved market conditions, but uncertainty remains” on page 8;

•	“Chairman’s letter” on page 4;

•	“Chief executive’s statement” on pages 5 and 6;

•	“Product groups-Iron Ore” on pages 32 and 33;

•	“Product groups-Aluminium” on pages 34 and 35;

•	“Product groups-Copper & Diamonds” on pages 36 and 37;

•	“Product groups-Energy & Minerals” on pages 38 and 39;

•	“Growth & Innovation” on pages 40 and 41

of the Annual Report 2016 is incorporated herein by reference.

5.E Off-balance sheet arrangements

The information set forth under the heading “Financial statements Note 31-Contingencies and commitments” on pages 157 to 159 of the Annual Report 2016 is incorporated herein by reference.

See above Item 5.A, “Additional financial information-Off balance sheet arrangements and contractual commitments”.

5.F Tabular disclosure of contractual obligations

See above Item 5.A, “Additional financial information-Off balance sheet arrangements and contractual commitments”.

5.G Safe harbour

The information set forth under the heading “Cautionary statement about forward-looking statements” on the inside front cover of the Annual Report 2016 is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The information set forth under the headings:

•	“Board of directors” on pages 50 to 52; and

•	“Executive committee” on pages 53 and 54

of the Annual Report 2016 is incorporated herein by reference.

There are no family relationships between any of our directors or executive committee members. None of our directors or executive committee members are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.

6.B Compensation

The information set forth under the headings:

•	“Remuneration report” on pages 67 to 97;

•	“Remuneration report tables” on pages 98 to 107;

•	“Financial statements Note 26-Provisions (including post-retirement benefits)” on page 146; and

•	“Financial statements Note 45-Post-retirement benefits” on pages 170 to 175 of the Annual Report 2016 is incorporated herein by reference.

6.C Board practices

The information set forth under the headings:

•	“Board of directors” on pages 50 to 52;

•	“Executive committee” on pages 53 and 54;

•	“Corporate governance” on pages 55 to 66;

•	“Remuneration report-Executives’ service contracts and termination” on pages 75 and 76;

•	“Remuneration report-Chairman and non-executive directors’ remuneration” on page 77;

•	“Remuneration report-Treatment of STIP and LTIP on termination” on pages 76 and 77; and

•	“Remuneration report-Positions held and date of appointment to position” on page 90 of the Annual Report 2016 is incorporated herein by reference.

6.D Employees

The information set forth under the headings:

•	“Sustainable development-Performance data 2012-2016” on page 26;

•	“Sustainable development-Our people” on pages 26 and 27;

•	“Financial statements Note 5-Employment costs” on page 132;

•	“Financial statements Note 32-Average number of employees” on page 159; and

•	“Directors’ report-Employment policies and communication” on page 48 of the Annual Report 2016 is incorporated herein by reference.

Rio Tinto focuses on working with our employees and their unions in good faith, seeking fair solutions while maintaining the competitiveness of each of our managed operations. At present we do not anticipate any union activity which would have a material adverse effect on the Group’s managed operations as a whole.

6.E Share ownership

The information set forth under the headings:

•	“Remuneration report tables-table 2 and 3” on pages 101 to 107;

•	“Shareholder information-Substantial shareholders” on page 246;

•	“Remuneration report-Employee share plans” on page 96;

•	“Remuneration report-All employee share plans” on page 96;

•	“Remuneration report-Global employee share plan” on page 96; and

•	“Financial statements Note 44-Share-based payments” on pages 168 to 170 of the Annual Report 2016 is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

The information set forth under the headings:

•	“Shareholder information-Substantial shareholders” on page 246;

•	“Shareholder information-Analysis of ordinary shareholders” on page 247; and

•	“Shareholder information-Twenty largest registered shareholders” on page 247 of the Annual Report 2016 is incorporated herein by reference.

Share ownership

Rio Tinto plc

As at 17 February 2017, there were 35,102 holders of record of Rio Tinto plc’s shares. Of these holders, 398 had registered addresses in the US and held a total of 436,773 Rio Tinto plc shares, representing 0.03 per cent of the total number of Rio Tinto plc shares issued and outstanding as at such date. In addition, 117,122,918 Rio Tinto plc shares were registered in the name of a custodian account in London which represented 8.46 per cent of Rio Tinto plc shares issued and outstanding. These shares were represented by 117,122,918 Rio Tinto plc ADRs held of record by 396 ADR holders. In addition, certain accounts of record with registered addresses other than in the US hold shares, in whole or in part, beneficially for US persons.

Rio Tinto Limited

As at 17 February 2017, there were 170,433 holders of record of Rio Tinto Limited shares. Of these holders, 286 had registered addresses in the US, representing approximately 0.17 per cent of the total number of Rio Tinto Limited shares issued and outstanding as of such date. In addition, nominee accounts of record with registered addresses other than in the US may hold Rio Tinto Limited shares, in whole or in part, beneficially for US persons.

7.B Related party transactions

The information set forth under the heading “Financial statements Note 40-Related-party transactions” on page 167 of the Annual Report 2016 is incorporated herein by reference.

7.C Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

See below Item 18.

In addition, the information set forth under the headings:

•	“Chairman’s letter” on page 4;

•	“Financial statements Note 31-Contingencies and commitments” on pages 157 to 159; and

•	“Shareholder information-Dividends” on page 248

of the Annual Report 2016 is incorporated herein by reference.

See above Item 3.A “2016 dividends”.

8.B Significant changes

The information set forth under the heading “Financial statements Note 43-Events after the balance sheet date” on page 167 of the Annual Report 2016 is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

9.A Offer and listing details

The information set forth under the heading “Shareholder information-Markets” on page 246 of the Annual Report 2016 is incorporated herein by reference.

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

		Pence per Rio Tinto plc share		US$ per Rio Tinto plc ADS(a)		A$ per Rio Tinto Limited share
		High	Low	High	Low	High	Low
2012		3,988	2,716	62.70	42.32	72.30	48.63
2013		3,757	2,583	59.92	39.90	72.07	50.24
2014		3,627	2,616	59.93	40.70	70.88	52.65
2015		3,238	1,848	49.94	27.38	65.60	41.76
2016		3,294	1,578	42.12	22.70	62.79	37.03
Aug 2016		2,526	2,301	33.27	30.17	50.90	47.60
Sep 2016		2,634	2,257	33.74	29.80	51.85	46.53
Oct 2016		2,840	2,576	34.85	31.77	54.18	50.61
Nov 2016		3,148	2,728	39.65	33.93	61.76	53.31
Dec 2016		3,294	3,006	42.12	38.12	62.79	58.04
Jan 2017		3,615	3,095	45.96	38.36	67.85	59.35
Feb 2017 (through 17 Feb)		3,680	3,378	46.65	42.67	69.27	64.53
2015	– First quarter	3,238	2,772	49.94	41.40	65.60	53.69
	– Second quarter	3,030	2,614	46.88	40.96	59.90	53.29
	– Third quarter	2,635	2,111	41.60	32.06	54.60	46.52
	– Fourth quarter	2,600	1,848	39.74	27.38	55.18	41.76
2016	– First quarter	2,237	1,578	31.95	22.70	46.47	37.03
	– Second quarter	2,424	1,866	35.42	26.93	52.55	41.96
	– Third quarter	2,634	2,257	33.74	29.80	51.85	46.07
	– Fourth quarter	3,294	2,576	42.12	31.77	62.79	50.61

(a)	One ADR represents one ordinary share of 10p in Rio Tinto plc.

9.B Plan of distribution

Not applicable.

9.C Markets

The information set forth under the heading “Shareholder information-Markets” on page 246 of the Annual Report 2016 is incorporated herein by reference.

9.D Selling shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A Share capital

Not applicable.

10.B Memorandum and articles of association

The information set forth under the headings:

•	“Corporate governance-The board and management-Board balance and independence-Election and re-election” on page 56;

•	“Shareholder information-Material contracts” on pages 248 and 249;

•	“Shareholder information-Dividends” on page 248;

•	“Shareholder information-Dual listed companies structure” on pages 244 to 246; and

•	“Shareholder information-Exchange controls and foreign investment” on pages 249 and 250 of the Annual Report 2016 is incorporated herein by reference.

10.C Material contracts

The information set forth under the headings:

•	“Shareholder information-Material contracts” on pages 248 and 249; and

•	“Financial statements Note 30-Financial instruments and risk management” on pages 149 to 157 of the Annual Report 2016 is incorporated herein by reference.

10.D Exchange controls

The information set forth under the heading “Shareholder information-Exchange controls and foreign investment” on pages 249 and 250 of the Annual Report 2016 is incorporated herein by reference.

10.E Taxation

US residents

The following is a summary of the principal UK tax, Australian tax and US Federal income tax consequences of the ownership of Rio Tinto plc ADSs, Rio Tinto plc shares and Rio Tinto Limited shares, “the Group’s ADSs and shares”, by a US holder as defined below. It is not intended to be a comprehensive description of all the tax considerations that are relevant to all classes of taxpayer. This summary does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership, or disposal of the Group’s ADSs and shares by particular investors (including the alternative minimum tax or net investment income tax). Future changes in legislation may affect the tax consequences of the ownership of the Group’s ADSs and shares.

This summary is based in part on representations by the Group’s depositary bank as depositary for the ADRs evidencing the ADSs and assumes that each obligation in the deposit agreements will be performed in accordance with its terms.

You are a US holder if you are a beneficial owner of the Group’s ADSs and shares and you are for US federal income tax purposes: a citizen or resident of the US; a domestic corporation; an estate whose income is subject to US federal income tax regardless of its source; or a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

This section applies to US holders only if shares or ADSs are held as capital assets for tax purposes. This section does not apply to shareholders who are members of a special class of holders subject to special rules, including a dealer in securities, a trader in securities who elects to use a mark-to-market method of accounting for securities holdings, a tax exempt organisation, a life insurance company, a person that actually or constructively owns five per cent or more of Rio Tinto’s voting stock, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, persons that have ceased to be US citizens or lawful permanent residents of the United States, investors holding shares or ADSs in connection with a trade or business conducted outside of the United States, US expatriates or a person whose functional currency is not the US dollar.

This section is based on the US Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing and proposed regulations, published rulings and court decisions, UK and Australian tax law and practice and on the convention between the US and UK, and the convention between the US and Australia (together, the Conventions) which may affect the tax consequences of the ownership of the Group’s ADSs and shares, all as of the date hereof. These laws and conventions are subject to change, possibly on a retroactive basis.

For the purposes of the Conventions and of the Code, US holders of ADSs are treated as the owners of the underlying shares.

The summary describes the treatment applicable under the conventions in force at the date of this report.

UK taxation of shareholdings in Rio Tinto plc

Taxation of dividends

Under current UK tax legislation, no withholding tax is required to be withheld from dividends paid by Rio Tinto plc. A US holder who is not resident in the UK is not generally liable to UK tax on dividends unless the share or ADS is held in connection with a branch, agency or permanent establishment in the UK.

Capital gains

A US holder, who has at no time been resident in the UK, will not normally be liable to UK tax on capital gains realised on the disposition of a Rio Tinto plc ADS or share unless the holder carries on a trade, profession or vocation in the UK through a branch, agency or permanent establishment in the UK and the ADS or share has been used for the purposes of the trade, profession or vocation or is acquired, held or used for the purposes of such a branch, agency or permanent establishment.

Inheritance tax

Under the UK/US Estate Tax Treaty, a US holder, who is domiciled in the US and is not a national of the UK, will not (provided any US federal or estate gift tax chargeable has been paid) be subject to UK inheritance tax upon the holder’s death or on a transfer during the holder’s lifetime, unless the ADS or share (i) forms part of the business property of a permanent establishment in the UK, (ii) pertains to a fixed base situated in the UK used in the performance of independent personal services, or (iii) is comprised in a settlement (unless, at the time the settlement was made, the settlor was domiciled in the US and was not a national of the UK). Where an ADSs or share is subject to both UK inheritance tax and US Federal gift or estate tax, tax payments are relieved in accordance with the priority rules set out in the Treaty.

Stamp duty and stamp duty reserve tax

UK stamp duty should not be required to be paid in respect of a transfer of Rio Tinto plc ADSs provided that the transfer instrument is not executed in, and at all times remains outside, the UK and does not relate to any property situate or to any matter or thing to be done in the UK. Electronic “paperless” purchases of Rio Tinto plc shares are subject to stamp duty reserve tax (SDRT) at a rate of 0.5%. Purchases of Rio Tinto plc shares using a stock transfer form are subject to Stamp Duty at a rate of 0.5% on transactions over £1,000 (rounded up to the nearest £5). Conversions of Rio Tinto plc shares into Rio Tinto plc ADSs will be subject to additional stamp duty or SDRT at a rate of 1.5% on all transfers to the depositary or its nominee.

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

Taxation of dividends

Under the US federal income tax laws, and subject to the Passive Foreign Investment Company (PFIC) Rules discussed below, if you are a US holder, the gross amount of any distribution the Group pays out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) is subject to US federal income taxation as dividend income. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. Rio Tinto does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US holders should therefore assume that any distributions the Group pays with respect to ADSs or Shares will be reported as ordinary dividend income.

Dividends paid to a non-corporate US holder generally may be taxable at the reduced rate normally applicable to long-term capital gains provided the shares are readily tradable on an established securities market in the United States or the company qualifies for the benefits of an income tax treaty between the United States and the relevant jurisdiction and certain other requirements are met. Rio Tinto plc ADSs are traded on the NYSE. Rio Tinto Limited believes it qualifies for the benefits of the convention between the US and Australia. A US holder may be eligible for this reduced rate only if it has held the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

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

You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. Subject to certain limitations, any Australian tax withheld in accordance with the convention between the US and Australia and paid over to Australia will be creditable or deductible against your US federal income tax liability. For foreign tax credit purposes, dividends will generally be income from sources outside the US and will, depending on your circumstances, generally be either “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. The rules regarding foreign tax credits are complex and US holders should consult their own tax advisors regarding the outstanding and calculation of foreign tax credits and the application of the foreign tax credit rules to their particular situation.

Taxation of capital gains

Subject to the PFIC Rules discussed below, if you are a US holder and you sell or otherwise dispose of the Group’s ADSs or shares, you will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that you realise and your tax basis, determined in US dollars, in your shares or ADSs. The capital gain of a non-corporate US holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

We believe that the Group’s shares or ADSs should not be treated as stock of a PFIC for US federal income tax purposes for the 2016 taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, US holders generally would be required (i) to pay a special addition to US tax on certain distributions and gains on sale of shares or ADSs, and (ii) to pay tax on any gain from the sale of shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends that you receive from us will not be eligible for the reduced rate of tax described above under “Taxation of dividends.” US holders should consult their own tax advisors regarding the potential application of the PFIC rules.

Backup Withholding and Information Reporting

The proceeds of a sale or other disposition, as well as dividends and other proceeds, with respect to shares or ADSs by a US paying agent or other US intermediary will be reported to the IRS and to the US holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain US holders are not subject to backup withholding. US holders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of shares or ADSs, including requirements related to the holding of certain foreign financial assets.

10.F Dividends and paying agents

Not applicable.

10.G Statement by experts

Not applicable.

10.H Documents on display

Rio Tinto is subject to the Securities and Exchange Commission reporting requirements for foreign companies. This Form 20-F, which corresponds with the Form 10-K for US public companies, was filed with the SEC on 2 March 2017. Rio Tinto’s Form 20-F and other filings can be viewed on the Rio Tinto website as well as the SEC website at www.sec.gov. ADR holders may also read without charge and copy at prescribed rates any document filed at the public reference facilities of the SEC’s principal office at 100 F Street NE, Washington, DC 20549, US. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

10.I Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings:

•	“Financial statements Note 30-Financial instruments and risk management” on pages 149 to 157; and

•	“Cautionary statement about forward-looking statements” on the inside front cover of the Annual Report 2016 is incorporated herein by reference.

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

JPMorgan has agreed to reimburse certain company expenses related to the Rio Tinto plc ADR programme and incurred by the Group in connection with the programme. JP Morgan did not pay any amount in respect of expenses incurred by the Group in connection with the ADR programme for the year ended 31 December 2016. JPMorgan did not pay any amount on the Group’s behalf to third parties. JPMorgan also waived certain of its standard fees and expenses associated with the administration of the programme relating to routine programme maintenance, reporting, distribution of cash dividends, annual meeting services and report mailing services.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the heading on “Corporate governance-Financial reporting” on page 66 of the Annual Report 2016 is incorporated herein by reference.

PricewaterhouseCoopers LLP and PricewaterhouseCoopers, the auditors of Rio Tinto plc and Rio Tinto Limited respectively, audited the financial statements included in this Form 20-F and audited the effectiveness of internal controls over financial reporting as of 31 December 2016. Their audit report and attestation on management’s assessment of the issuer’s internal control over financial reporting is included below under Item  18 “Report of Independent Registered Public Accounting Firm”.

ITEM 16

16.A Audit committee financial expert

The information set forth under the heading “Corporate governance-Audit Committee report” on pages 58 to 60 of the Annual Report 2016 is incorporated herein by reference.

16.B Code of ethics

The information set forth under the heading “Corporate governance-The way we work” on pages 63 and 64 of the Annual Report 2016 is incorporated herein by reference.

The way we work applies to employees including the Group’s Chief executive and Chief financial officer and is available on our website at www.riotinto.com. No substantive amendments to a provision of The way we work were made during 2016 and no waivers were granted.

16.C Principal accountant fees and services

The information set forth under the headings:

•	“Directors’ report-Fees for audit and non-audit services” on page 49;

•	“Corporate governance-Governance processes” on page 56;

•	“Directors’ report-Auditors” on page 48; and

•	“Financial statements Note 39-Auditors’ remuneration” on page 166 of the Annual Report 2016 is incorporated herein by reference.

16.D Exemptions from the listing standards for audit committees

Not applicable.

16.E Purchases of equity securities by the issuer and affiliated purchasers

The information set forth under the headings:

•	“Directors’ report-Share capital” on page 46; and

•	“Directors’ report-Purchases” on pages 46 and 47

of the Annual Report 2016 is incorporated herein by reference.

16.F Change in registrant’s certifying accountant

Not applicable.

16.G Corporate governance

The information set forth under the heading “Corporate governance-Statement of compliance with governance codes and standards in 2016” on page 55 of the Annual Report 2016 is incorporated herein by reference.

16.H Mine safety disclosure

The information set forth in Exhibit 16.1 is incorporated herein by reference.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial information concerning the Company set forth under the headings “2016 Financial statements”, “Primary financial statements” on pages 110 to 114 and Notes 1 to 45 on pages 116 to 175, Note 47 on pages 177 to 194, and pages 199 to 203 of the Annual Report 2016 is incorporated herein by reference.

Report of Independent Registered Public Accounting Firms

To the Boards of Directors and Shareholders of Rio Tinto plc and Rio Tinto Limited

In our opinion, the accompanying group balance sheet and the related group income statement, the group statement of comprehensive income, the group cash flow statement, and the group statement of changes in equity, present fairly, in all material respects, the financial position of the Rio Tinto Group (comprising Rio Tinto plc and Rio Tinto Limited and their respective subsidiaries) at 31 December 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Rio Tinto Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Rio Tinto Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Rio Tinto Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP	/s/ PricewaterhouseCoopers
PricewaterhouseCoopers LLP	PricewaterhouseCoopers
London, United Kingdom	Melbourne, Australia
1 March 2017	1 March 2017
In respect of the Board of Directors and Shareholders of Rio Tinto plc	In respect of the Board of Directors and Shareholders of Rio Tinto Limited

ITEM 19. EXHIBITS

Exhibits marked “*” have been filed as exhibits to this Annual report on Form 20-F and other exhibits have been incorporated by reference as indicated.

INDEX

Exhibit Number	Description

1.1	Articles of Association of Rio Tinto plc (adopted by special resolution passed on 20 April 2009 and amended on 1 October 2009) (incorporated by reference to Exhibit 1.1 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

1.2	Constitution of Rio Tinto Limited (CAN 004 458 404) (as adopted by special resolution passed on 24 May 2000 and amended by special resolution on 18 April 2002, 29 April 2005, 27 April 2007, 24 April 2008 and 20 April 2009) (incorporated by reference to Exhibit 1.2 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

3.1	DLC Merger Implementation Agreement, dated 3 November 1995 between CRA Limited and The RTZ Corporation PLC relating to the implementation of the DLC merger (incorporated by reference to Exhibit 2.1 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533)

3.2	DLC Merger Sharing Agreement, dated 21 December 1995 and amended on 14 April 2005, 29 April 2005 and 18 December 2009 between CRA Limited and The RTZ Corporation PLC relating to the ongoing relationship between CRA and RTZ following the DLC merger (incorporated by reference to Exhibit 3.2 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

3.3	RTZ Shareholder Voting Agreement, dated 21 December 1995 and amended on 18 January 2010 between The RTZ Corporation PLC, RTZ Shareholder SVC Pty. Limited, CRA Limited, R.T.Z. Australian Holdings Limited and The Law Debenture Trust Corporation p.l.c (incorporated by reference to Exhibit 3.3 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

3.4	CRA Shareholder Voting Agreement, dated 21 December 1995 and amended 18 January 2010 between CRA Limited, CRA Shareholder SVC Limited, The RTZ Corporation PLC and The Law Debenture Trust Corporation p.l.c., relating to the RTZ Special Voting Share (incorporated by reference to Exhibit 3.4 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

4.01	Rio Tinto plc - Share Option Plan 2004 (incorporated by reference to Exhibit 4.3 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)

4.02	Rio Tinto Limited - Share Option Plan 2004 (incorporated by reference to Exhibit 4.6 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)

4.03	Rules of the Rio Tinto plc Performance Share Plan 2004 (formerly known as the Rio Tinto plc - Mining Companies Comparative Plan 2004) (incorporated by reference to Exhibit 4.03 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2011, File No. 1-10533)

4.04	Rules of the Rio Tinto Limited Performance Share Plan 2004 (formerly known as the Rio Tinto Limited - Mining Companies Comparative Plan 2004) (incorporated by reference to Exhibit 4.04 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2011, File No. 1-10533)

4.05	Rules of the Rio Tinto plc Performance Share Plan 2013 (incorporated by reference to Exhibit 4.05 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2013, File No. 1-10533)

4.06	Rules of the Rio Tinto Limited Performance Share Plan 2013 (incorporated by reference to Exhibit 4.06 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2013, File No. 1-10533)

4.07	Rules of the Rio Tinto plc Bonus Deferral Plan (incorporated by reference to Exhibit 4.4 of Rio Tinto’s Registration statement on Form S-8, File No. 333-202547)

4.08	Rules of the Rio Tinto Limited Bonus Deferral Plan (incorporated by reference to Exhibit 4.6 of Rio Tinto’s Registration statement on Form S-8, No. 333-202547)

8.1*	List of subsidiary companies

12.1*	Certifications pursuant to Rule 13a-14(a) of the Exchange Act

13.1*	Certifications furnished pursuant to Rule 13a-14(b) of the Exchange Act (such certifications are not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference in any filing under the Securities Act)

15.1*	Consent of Independent Registered Public Accounting Firms to the incorporation of the audit report relating to the Rio Tinto Group and effectiveness of internal control over financial reporting of the Rio Tinto Group by reference in registration statements on Form F-3 and Form S-8

15.2*	Rio Tinto Annual Report 2016†

16.1*	Mine safety and health administration safety data

*	Filed herewith
†	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report 2016 is not deemed to be filed as part of this Form 20-F.

Signature

The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this Annual Report on their behalf.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

/s/ Steve Allen		/s/ Steve Allen
Name:	Steve Allen	Name:	Steve Allen
Title:	Company Secretary	Title:	Joint Company Secretary

Date:	1 March 2017	Date:	1 March 2017