Form 20-F
period 2017-12-31
RIO TINTO PLC; RIO TINTO LTD
filed 2018-03-01
CIK 863064, 887028

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 31 December 2017

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from:                      to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Exact Name of Registrant as Specified in Its Charter)	(Exact Name of Registrant as Specified in Its Charter)

England and Wales	Victoria, Australia
(Jurisdiction of Incorporation or Organisation)	(Jurisdiction of Incorporation or Organisation)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of Principal Executive Offices)	(Address of Principal Executive Offices)

Julie Parent,  T: 514-848-8519,  E: julie.parent@riotinto.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered	Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares*	New York Stock Exchange

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of each class	Rio Tinto plc - Number	Rio Tinto Limited - Number	Title of each class
Ordinary Shares of 10p each	1,351,608,558	412,414,348	Shares
DLC Dividend Share of 10p	1	1	DLC Dividend Share
Special Voting Share of 10p	1	1	Special Voting Share

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

    Yes  ☐    No  ☒

This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended 31 December 2017 of Rio Tinto plc and Rio Tinto Limited (“2017 Form 20-F”). Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2017 Form 20-F of Rio Tinto set out below is being incorporated by reference from the “Annual Report 2017” included as exhibit 15.2 to this 2017 Form 20-F (“Annual Report 2017”).

Only (i) the information set out below with the reference to specific pages of the Annual Report 2017, including any page references incorporated in the incorporated material unless specifically noted otherwise (ii) the cautionary statement concerning forward-looking statements on the inside cover, and (iii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statement on Form F-3 File No. 333-217778, and Registration Statements on Form S-8 File Nos. 333-184397, 333-147914, 333-156093, 333-198655, 333-202546 and 333-202547 and any other documents, including documents filed by Rio Tinto plc and Rio Tinto Limited pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2017 Form 20-F. Any information herein which is not referenced in the 2017 Form 20-F or the Exhibits themselves, shall not be deemed to be so incorporated by reference.  The Annual Report 2017 contains references to our website. Information on our website or any other website in the Annual Report 2017 is not incorporated into this document and should not be considered part of this document. We have included any website as an inactive textual reference only.

All reference in the 2017 Form 20-F to “we”, “our”, the “company” or the “Group” mean Rio Tinto plc and Rio Tinto Limited.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected financial data

The information set forth under the headings:

•	“Performance highlights” on page 1;
•	“Five year review” on page 48;
•	“Shareholder information-Dual listed companies structure” on page 250; and
•	“Shareholder information-2017 dividends” on page 254

of the Annual Report 2017 is incorporated herein by reference.

Exchange rates

The following tables show, for the periods and dates indicated, certain information regarding the exchange rates for the pound sterling and Australian dollar, based on the Noon Buying Rates for pounds sterling and Australian dollars expressed in US dollars per £1.00 and per A$1.00.

Pounds sterling

Year ended 31 December(a)	Period end	Average rate	High	Low
Feb 2018 (through 16 Feb)	1.41	1.40	1.42	1.38
Jan 2018	1.42	1.38	1.43	1.35
Dec 2017	1.35	1.34	1.35	1.33
Nov 2017	1.35	1.32	1.35	1.31
Oct 2017	1.32	1.32	1.33	1.31
Sep 2017	1.34	1.33	1.36	1.29
Aug 2017	1.29	1.30	1.32	1.28
2017	1.35	1.29	1.36	1.21
2016	1.23	1.36	1.49	1.21
2015	1.48	1.53	1.59	1.46
2014	1.56	1.65	1.72	1.55
2013	1.63	1.56	1.63	1.51
(a)

The Noon Buying Rate on such dates differed slightly from the rates used in the preparation of Rio Tinto’s financial statements on the relevant date. No representation is made that pound sterling and Australian dollar amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on such dates or at any other dates.

As at 16 February 2018, the Noon Buying Rate was 1.41 per £1.00.

Australian dollars

Year ended 31 December(a)	Period end	Average rate	High	Low
Feb 2018 (through 16 Feb)	0.80	0.79	0.80	0.78
Jan 2018	0.81	0.80	0.81	0.78
Dec 2017	0.78	0.76	0.78	0.75
Nov 2017	0.76	0.76	0.77	0.75
Oct 2017	0.77	0.78	0.79	0.76
Sep 2017	0.78	0.80	0.81	0.78
Aug 2017	0.79	0.79	0.80	0.78
2017	0.78	0.77	0.81	0.72
2016	0.72	0.74	0.78	0.69
2015	0.73	0.75	0.82	0.69
2014	0.82	0.90	0.95	0.81
2013	0.90	0.98	1.05	0.90
(a)

The Noon Buying Rate on such dates differed slightly from the rates used in the preparation of Rio Tinto’s financial statements on the relevant date. No representation is made that pound sterling and Australian dollar amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on such dates or at any other dates.

As at 16 February 2018, the Noon Buying Rate was 0.80 per A$1.00.

2017 dividends

The following chart sets out the amounts of interim and final dividends paid or payable on each share or American Depositary Shares (ADS) in respect of each financial year, but before deduction of any withholding tax.

	2017	2016	2015	2014	2013
Rio Tinto Group – US cents per share
Interim	110.00	45.00	107.50	96.00	83.50
Final	180.00	125.00	107.50	119.00	108.50
Total	290.00	170.00	215.00	215.00	192.00
Rio Tinto plc – UK pence per share
Interim	83.13	33.80	68.92	56.90	54.28
Final	129.43	100.56	74.21	77.98	65.82
Total	212.56	134.36	143.13	134.88	120.10
Rio Tinto Limited – Australian cents per share
Interim	137.72	59.13	144.91	103.09	93.00
Final	228.53	163.62	151.89	152.98	120.14
Total	366.25	222.75	296.80	256.07	213.14
Rio Tinto plc – US cents per ADS
Interim	110.99	44.59	104.94	93.30	84.62
Final(a)	--	125.62	106.66	115.76	109.18
Total(a)	--	170.21	211.60	209.06	193.80
(a)	The final dividend payable to holders of ADSs for the 2017 financial year will be announced on 5 April 2018 when the pounds sterling to US dollar currency conversion rate is determined.

3.B Capitalization and indebtedness

Not applicable.

3.C Reasons for the offer and use of proceeds

Not applicable.

3.D Risk factors

Risk management

The risk management environment

2017 was a year where external uncertainty continued and internal risks required constant vigilance.

The geopolitical context for global trade remained unsettled. However, markets in general continued to grow. This combination drove a focus on external factors and the continuation of productivity initiatives in the Group to deliver our value-over-volume strategy. Enhancements to controls for managing operational risks (particularly cyber security and major hazards) sought to maintain and build resilience.

As stronger prices flowed through and supply was delivered in line with expectations, Rio Tinto retained its strong capital allocation discipline, returning cash to shareholders, further strengthening the balance sheet and investing in high quality long term green and brownfield projects.

Principal joint operations, managed and non-managed, and particularly those in jurisdictions with higher sovereign risk, continue to require close monitoring and active management.

Changes to the risk profile of the Group during 2017 are illustrated in the summary table below. Further detail on movements and monitoring of these exposures is provided in the relevant section of the Strategic report, including Market environment, Group strategy, product group overviews, the Directors’ report and the Notes to financial statements of the Annual Report 2017.

Emerging risks

Looking ahead, the external risk landscape continues to evolve. In the relatively near term, increased protectionism and geopolitical uncertainty present risk and uncertainty to the operating environment. In the medium term, technological disruption – from increased automation in mining and processing to greater use of cognitive learning and artificial intelligence – provides both threats and opportunities as companies seek to secure competitive advantage. In the longer term, the societal imperative to manage areas of environmental risk is expected to increase at the macro level, as concern about the ineffective management of “global commons” – the oceans, atmosphere and climate system – drives a search for sustainable solutions.

Internally, the strengthening of the commercial capability of the Group, through the appointment of a chief commercial officer and the development of a strong governance and risk framework to support co-located commercial operations in Singapore, will ensure appropriately rigorous management of this increasingly important part of the business. In addition, the establishment of a dedicated closure team will provide stronger planning and oversight of the growing activities associated with responsible future mine closure.

Looking forward, managed and non-managed joint ventures as well as partnerships are likely to play a still larger role in the Group’s portfolio. These mechanisms provide growth opportunities for the Group but will also require the further development of the Group’s capability and capacity to manage and participate in these arrangements effectively.

Principal risks and uncertainties exposure at a glance – 2017 trend
		External	Internal	Internal and external
Increasing risk or uncertainty	▲	– Sovereign risk(a)		– Attracting and retaining talent
No change in risk or uncertainty	▬	– Strategic partnerships – Commodity prices – China growth pathway	– Execution of acquisitions and divestments – Capital project development – HSEC	– Exploration and resources – Operational excellence – Regulation and regulatory intervention
Decreasing risk or uncertainty	▼			– Liquidity

(a)	Sovereign risk includes both direct risk from nation states and geopolitical uncertainty more broadly, and presents across all jurisdictions to which the Group has exposure.

Risk management framework

Rio Tinto is exposed to a variety of risks (both threats and opportunities) that can have financial, operational and compliance impacts on our business performance, reputation and licence to operate. The board recognises that creating shareholder value is the reward for taking and accepting risk. The effective management of risk is therefore critical to supporting the delivery of the Group’s strategic objectives.

Rio Tinto’s risk management framework reflects this. The responsibility for identifying and managing risks lies with all of Rio Tinto’s employees and business leaders. They operate within the Group-wide framework to manage risks within approved limits.

The framework includes clearly defined oversight responsibilities for the board and the Executive Committee, who are supported by the Risk Management Committee and central support functions including Group Risk and Group Internal Audit, to enable effective risk identification, evaluation and management across Rio Tinto.

This approach reflects a “three lines of defence” model for the management of risks and controls:

–	First line of defence: ownership of risk by employees and business leaders.
–	Second line of defence: control of risk framework and systems of internal control by central support functions and the Risk Management Committee.
–	Third line of defence: assurance of systems of internal control by Group Internal Audit.

The key risk management responsibilities throughout the Group are outlined below.

Approach

The Group’s approach to risk management and internal control, underpinned by the Risk policy and standards, is aimed at embedding a risk-aware culture in all decision-making, and a commitment to managing risk in a proactive and effective manner. This includes the:

–	early identification and evaluation of threats and opportunities;
–	management and mitigation of threats before they materialise and effective response if they do materialise; and
–	active pursuit of opportunities to capture value, within agreed risk tolerances.

Accountability for risk management is clear throughout the Group and is a key performance area for line managers.

To support risk understanding and management at all levels, the Group Risk function provides the necessary infrastructure to support the management and reporting of material risks within the Group, and escalates key issues through the Executive Committee and ultimately to the board, where appropriate.

Group Risk also supports the Risk Management Committee in its review of risk.

The process for identifying, evaluating and managing material business risks is designed to manage, rather than eliminate, threats and where appropriate accept risk to generate returns. Certain threats, for example natural disasters, cannot be managed using internal controls. Such major threats are transferred to third parties in the international insurance markets, to the extent considered appropriate or possible.

The Group has material investments in a number of jointly controlled entities. Where Rio Tinto does not have managerial control, it is usually unable to ensure that management will comply with all Rio Tinto policies and standards.

Board

–  Determine the nature and extent of risk that is acceptable in pursuit of strategic objectives

–  Confirm that management’s risk limits reflect the level of risk the board is willing to accept in pursuit of strategic objectives

–  Provide oversight across the risk management process

Oversight	Board committees

–  The Audit Committee monitors and reviews at least annually the maturity and effectiveness of management processes and controls designed to identify, assess, monitor and manage risk

–  The Audit and Sustainability Committees review periodic reports from management: identifying the Group's material business risks within the committees' scope; and the risk management strategies and controls applied

Third line	Group Internal Audit	– Provide independent and objective assurance that the systems of internal controls are adequate and effective
	Executive Committee	– Set risk strategy and assess risks inherent in key investments and in strategic, business or annual plans
	Risk Management Committee	– Oversee the risk management framework to facilitate the identification of significant risks to Group-level objectives and ensure effective risk management processes are in place
Second line	Group Risk

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

–  Assure first line of defence compliance with controls

First line	Product groups and central functions, executive/audit forums

–  Monitor material risks and track activities to manage risk within their business activities, and escalate where appropriate

–  Consider risk and uncertainty in strategic and business planning and capital allocation proposals

	Product groups and business units	– Identify, assess and manage risks in operations, functions and projects, utilising risk registers and our Group-wide risk data system (Archer)
	Risk managers and Risk Forum	– The Risk Forum (risk managers across the Group) supports alignment, consistency and continuous improvement of risk management

Principal risks and uncertainties

The principal risks and uncertainties outlined in this section reflect the inherent risks that could materially affect Rio Tinto or its ability to meet its strategic objectives, either directly or by triggering a succession of events that in aggregate become material to the Group.

Rio Tinto’s business units and functions assess the potential economic and non-economic consequences of their respective risks using the framework defined by the Group’s Risk standard. Once identified, each principal risk or uncertainty is reviewed and monitored by the relevant internal experts and by the Risk Management Committee, and as appropriate, by the relevant board committees and the board.

There may be additional risks unknown to Rio Tinto and other risks currently not believed to be material which could turn out to be material. A number of them, particularly those with longer-term potential impacts, are referred to in the sustainable development section of the Annual Report 2017 on pages 28 to 37.

The principal risks and uncertainties should be considered in connection with any forward-looking statements in the Annual Report 2017 and the cautionary statement on the inside front cover.

Inherent risk and Uncertainty	Potential downside impact (threats)
Market risks
Rio Tinto operates in global markets and accepts the impact of exchange rate movements and market-driven prices for our commodities, seeking premiums where possible.

Commodity prices, driven by demand and supply for the Group’s products, vary outside of expectations over time.

Exchange rate variations and geopolitical issues may offset or exacerbate this risk.

Anticipating and responding to market movements is inherently uncertain and outcomes may vary.

Falling commodity prices, or adverse exchange rate movements, reduce cash flow, limiting profitability and shareholder returns. These may trigger impairments and/or impact rating agency metrics. Extended subdued prices may reflect a longer-term fall in demand for the Group’s products, and consequent reduced revenue streams may limit investment and/or growth opportunities.

Failure to deliver planned returns from commercial insights would negatively impact cash flows for the Group.

China’s growth pathway could impact demand for the Group’s products outside of expectations.

China is the largest market for our products by a long way, and Chinese demand is a strong driver, at times the dominant one, of the market price of the commodities we produce. An economic slowdown in China, and/or a material change in policy, could result in a slowdown in demand for our products and reduced revenues for the Group.

Financial risks
Rio Tinto maintains a strong balance sheet and liquidity position to preserve financial flexibility through the cycle.
External events and internal discipline may impact Group liquidity.

The Group’s ability to raise sufficient funds for planned expenditure, such as capital growth and/or mergers and acquisitions, as well as the ability to weather a major economic downturn, could be compromised by a weak balance sheet and/or inadequate access to liquidity.

Inherent risk and uncertainty	Potential downside impact (threats)
Strategic risks
Rio Tinto enforces disciplined capital allocation to the best returning opportunities (organic and inorganic growth projects or returns to shareholders).
Rio Tinto’s ability to secure planned value by successfully executing divestments and acquisitions may vary.

Divestment and acquisition activity incurs transaction costs that cannot be recouped, or may result in value destruction by realising less than fair value for divestments or paying more than fair value for acquisitions. This could result in unforeseen pressure on the Group’s cash position or reduce the Group’s ability to expand operations. The Group may also be liable for the past acts or omissions of assets it has acquired that were unforeseen or greater than anticipated at the time of acquisition. The Group may also face liabilities for divested entities if the buyer fails to honour commitments or the Group agrees to retain certain liabilities.

The Group’s ability to deliver projects successfully may vary.

A delay or overrun in the project schedule could negatively impact the Group’s profitability, cash flows, ability to repay project-specific indebtedness, asset carrying values, growth aspirations and relationships with key stakeholders.

Strategic partnerships play a material role in delivering the Group’s production, cash and market positioning, and these may not always develop as planned.

Joint venture partners may hinder growth by not agreeing to support investment decisions. For non-managed operations, the decisions of the controlling partners may cause adverse impacts to the value of the Group’s interest in the operation or to its reputation and may expose it to unexpected financial liability.

Health, Safety, Environment and Community (HSEC) risks
Rio Tinto’s operations are inherently hazardous. We lead responsibly to preserve our licence to operate and ensure our employees and contractors go home safe and healthy.
Our operations and projects are inherently hazardous with the potential to cause illness or injury, damage to the environment, disruption to a community or a threat to personal security.

Failure to manage our health, safety, environment or community risks could result in a catastrophic event or other long-term damage which could in turn harm the Group’s financial performance and licence to operate.

Recognised hazards and threats include, among others, underground operations, aviation, pit slope instability, tailings facilities, process safety, infrastructure, vector-borne and pandemic disease, chemicals, gases, vehicles and machinery, extreme natural environments, endangered flora or fauna, areas of cultural heritage significance, water supply stress and climate change.

Resources risks
Rio Tinto invests materially to accurately identify new deposits and develop orebody knowledge, underpinning our operations and projects.

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
Operations, projects and people risks
Rio Tinto seeks to achieve operational and commercial excellence, and to attract and retain the best people in the industry.
Operational excellence is derived from high operational and human productivity, which requires quality people, processes and systems.

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

–  Cyber breach/incident of commercial and operational systems.

–  Natural disasters such as earthquakes, subsidence, drought, flood, fire and storm can impact mines, smelters, refineries and infrastructure installations. Some of these risks are likely to increase through the impact of climate change.

Any of these events could result in a significant HSEC incident, an interruption to operations, or the inability to deliver products and a commercial loss.

Attracting and retaining talent as the company and industry evolves presents a constant challenge.	The inability to attract or retain key talent will constrain the Group’s ability to reach its goals within planned timeframes.
Stakeholder risks
Rio Tinto recognises positive engagement with a range of stakeholders, and seeks to develop collaborative and mutually beneficial partnerships though our “partner to operate” strategy.
The Group’s operations are located across a number of jurisdictions, which exposes the Group to a wide range of economic, political, societal and regulatory environments.

Adverse actions by governments and others can result in operational/project delays or loss of licence to operate. Other potential actions can include expropriation, changes in taxation, and export or foreign investment restrictions, which may threaten the investment proposition, title, or carrying value of assets. Legal frameworks with respect to policies such as energy, climate change and mineral law may also change in a way that increases costs.

Governance risks
Rio Tinto employees operate in compliance with The way we work – our global code of business conduct, the Group delegation of authorities and all Group policies, standards and procedures.
The Group’s reputation and regulatory licences are dependent upon appropriate business conduct and are threatened by a public allegation of potential misbehaviour or by regulatory investigation.

Fines may be imposed against Group companies for breaching antitrust rules, anti-corruption legislation, sanctions or human rights violations or for other inappropriate business conduct.

A serious allegation or formal investigation by increasingly connected regulatory authorities (regardless of ultimate finding) could result in a loss in share price value, and/or loss of business. Other consequences could include the criminal prosecution of individuals, imprisonment and/or personal fines, and fines, legal liabilities and reputational damage to the Group. There may also be considerable cost and disruption in responding to allegations or investigations and related litigation, and in taking remedial action.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and development of the company

The information set forth under the headings:

•	“Shareholder information-Organisational structure” on page 250;
•	“Shareholder information-History” on page 250;
•	“Shareholder information-Nomenclature and financial data” on page 250;
•	“Shareholder information-Dual listed companies structure” on pages 250 and 251;
•	“Contact details-Registered offices” on page 258;
•	“Product groups-Iron Ore” on pages 38 and 39;
•	“Product groups-Aluminium” on pages 40 and 41;
•	“Product groups-Copper & Diamonds” on pages 42 and 43;
•	“Product groups-Energy & Minerals” on pages 44 and 45;
•	“Growth & Innovation” on pages 46 and 47;
•	“Directors’ report-Operating and financial review” on pages 106 and 107;
•	“Sustainable development” on pages 28 to 34 and pages 36 and 37;
•	“Portfolio management-Material acquisitions and divestments” on page 27;
•	“Portfolio management-Material capital projects” on pages 26 and 27;
•	“Key performance indicators” on pages 14 and 17;
•	“Rio Tinto financial information by business unit” on pages 206 to 208;
•	“Financial statements Note 2-Operating segments” on pages 131 to 133;
•	“Financial statements Note 37-Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses” on page 171; and
•	“Financial statements Note 42-Events after the balance sheet date” on page 173 of the Annual Report 2017 is incorporated herein by reference.

In 2017 and 2016, the Group did not receive any public takeover offers by third parties in respect of Rio Tinto plc shares or Rio Tinto Limited shares or make any public takeover offers in respect of other companies’ shares.

4.B Business overview

The information set forth under the headings:

•	“Group overview” on pages 2 and 3;
•	“Market environment” on page 7;
•	“Group strategy” on pages 8 and 11;
•	“Business model” on pages 12 and 13;
•	“Key performance indicators” on pages 14 and 17;
•	“Product groups-Iron Ore” on pages 38 and 39;
•	“Product groups-Aluminium” on pages 40 and 41;
•	“Product groups-Copper & Diamonds” on pages 42 and 43;
•	“Product groups-Energy & Minerals” on pages 44 and 45;

•	“Growth & Innovation” on pages 46 and 47;
•	“Financial statements Note 3-Operating segments-additional information” on page 134;
•	“Directors’ report-Government regulations” on page 109; and
•	“Directors’ report-Environmental regulations” on page 109

of the Annual Report 2017 is incorporated herein by reference.

Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934

Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires an issuer to disclose in its annual reports, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran during the period covered by the report. Disclosure is required even where the activities, transactions or dealings are conducted outside the United States by non-U.S. persons in compliance with applicable law, and whether or not the activities are sanctionable under US law. Pursuant to Section 13(r) of the Exchange Act, the company notes the following in relation to activities that took place in 2017, or in relation to activities the company became aware of in 2017 relating to disclosable activities prior to the reporting period.

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

The Rössing board also took steps in 2012 to terminate IFIC’s involvement in the governance of Rössing. As a shareholder in Rössing, IFIC was entitled under Namibian law to attend annual general meetings of Rössing, which they do attend. IFIC was previously represented on the board of Rössing by two directors. While this level of board representation did not provide IFIC with the ability to influence the conduct of Rössing’s business on its own, the Rössing board nonetheless determined that, in light of international economic sanctions, it would be in the best interest of Rössing to terminate IFIC’s involvement in board activity. Therefore, on 4 June 2012, at the annual general meeting of Rössing, the shareholders of the company, including Rio Tinto, voted not to re-elect the two IFIC board members. This ended IFIC’s participation in Rössing board activities. IFIC accordingly is not represented on the Rössing board, nor does it have the right to attend board meetings or receive any board information.

While IFIC is entitled to its pro rata share of any dividend that the majority of the board may declare for all shareholders in Rössing, IFIC has not received such monies since early 2008. Simply by maintaining its own shareholding in Rössing, Rio Tinto is not engaging in any activity intended or designed to confer any direct or indirect financial support for IFIC. A dividend was declared for 2015 in March 2016 and an interim 2016 dividend declared in August 2016 with approximately US$13.6 million (representing IFC’s portion of the dividends declared in 2016) deposited into a restricted bank account in Namibia held in favour of IFIC since 2008.

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

See below Item 5.A, “Additional financial information-Sales revenue” (Iron Ore, Aluminium, Copper & Diamonds, Energy & Minerals).

4.C Organizational structure

The information set forth under the headings:

•	“Shareholder information-Organisational structure” on page 250;
•	“Financial statements Note 33-Principal subsidiaries” on pages 166 to 168;
•	“Financial statements Note 34-Principal joint operations” on page 168;
•	“Financial statements Note 35-Principal joint ventures” on page 169;
•	“Financial statements Note 36-Principal associates” on page 170; and
•	“Financial statements Note 46-Related undertakings” on pages 183 to 201 of the Annual Report 2017 is incorporated herein by reference.

4.D Property, plant and equipment

The information set forth under the headings:

•	“Portfolio management-Material capital projects” on page 26 and 27;
•	“Sustainable development” on pages 28 to 34 and pages 36 and 37;
•	“Key performance indicators” on pages 14 and 17;
•	“Product groups-Iron Ore” on pages 38 and 39;
•	“Product groups-Aluminium” on pages 40 and 41;
•	“Product groups-Copper & Diamonds” on pages 42 and 43;
•	“Product groups-Energy & Minerals” on pages 44 and 45;
•	“Growth & Innovation” on pages 46 and 47;

•	“Directors’ report-Environmental regulations” on page 109;
•	“Directors’ report-Greenhouse gas emissions” on page 109;
•	“Metals and minerals production” on pages 224 to 227;
•	“Ore reserves” on pages 228 to 237 and page 239;
•	“Mines and production facilities” on pages 242 to 249; and
•	“Financial statements Note 14-Property, plant and equipment” on page 143 of the Annual Report 2017 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As far as the Group is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before 31 December 2017.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating results

The information set forth under the headings:

•	“Product groups-Iron Ore” on pages 38 and 39;
•	“Product groups-Aluminium” on pages 40 and 41;
•	“Product groups-Copper & Diamonds” on pages 42 and 43;
•	“Product groups-Energy & Minerals” on pages 44 and 45;
•	“Sustainable development” on pages 28 to 34 and pages 36 and 37;
•	“Directors’ report-Government regulations” on page 109;
•	“Directors’ report-Environmental regulations” on page 109; and
•	“Financial statements Note 30-Financial instruments and risk management” on pages 153 to 162 of the Annual Report 2017 is incorporated herein by reference.

5.A Operating results continued

Additional Financial Information

2017 financial performance compared with 2016

In order to provide additional insight into the performance of our business, Rio Tinto presents underlying earnings, which is defined in “Financial statements Note 2 - Operating segments” on pages 131 to 133 of the Annual Report 2017.

2017 underlying earnings of US$8.6 billion and net earnings of US$8.8 billion were US$3.5 billion above and US$4.1 billion above the comparable measures for the previous year respectively (2016 underlying earnings of US$5.1 billion and net earnings of US$4.6 billion were US$0.6 billion above and US$5.5 billion above the comparable measures for the previous year respectively). Both net earnings and underlying earnings represent amounts attributable to owners of Rio Tinto.  International Financial Reporting Standards (IFRS) requires that the profit/(loss) for the period reported in the income statement should also include earnings/(losses) attributable to non-controlling interests in subsidiaries. Underlying earnings is reconciled to net earnings/(losses) in the table below, which also lists the principal factors driving the movement in underlying earnings between periods.

	2017 vs 2016
	US$m	US$m
2016 Net earnings	4,617
Items excluded from underlying earnings(a)	483
2016 Underlying earnings		5,100
Prices	4,107
Exchange rates	(294)
Volumes	114
General cost inflation	(240)
Energy	(125)
Operating cash cost improvements	373
One-off items	(257)
Tax / non-cash / interest / other	(151)
Total changes in underlying earnings(a)		3,527
2017 Underlying earnings		8,627
Impairment charges	(481)
Gains/ losses on consolidation and disposal of interests in businesses	2,022
Exchange differences and movements on derivatives	(810)
Changes in corporate tax rates in the US and France	(439)
Receipt of Rio Tinto Kennecott insurance claim	45
Adjustment to deferred tax relating to expected divestments	(202)
Total excluded in arriving at underlying earnings		135
2017 net earnings		8,762
Profit attributable to non-controlling interests		89
Profit for the year		8,851

(a)

Earnings contributions from Group businesses and business segments are based on underlying earnings. Amounts excluded from net earnings in arriving at underlying earnings are described in “Financial statements Note 2 - Operating segments” on page 131 of the Annual Report 2017.

Prices

The effect of price movements on the Group’s commodities in 2017 was to increase underlying earnings by US$4.1 billion compared with 2016.

The largest contributors to this increase were: iron ore (US$1.9 billion), aluminium including related products (US$1.0 billion), copper (US$0.5 billion), Coking coal (US$0.3 billion) and other coal products including thermal coal (US$0.3 billion).

The Platts price for 62 per cent iron Pilbara fines was 20 per cent higher on average compared with 2016. Achieved average pricing in 2017 was US$59.6 per wet metric tonne on an FOB basis (2016: US$49.3 per wet metric tonne). This equates to US$64.8 per dry metric tonne (2016: US$53.6 per dry metric tonne), which compares with the average FOB Platts price of US$64.1 per dry metric tonne for 62 per cent iron Pilbara fines (2016: US$53.6 per dry metric tonne).

For Aluminium, the Group achieved an average realised aluminium price of US$2,231 per tonne in 2017 (2016: US$1,849 per tonne). This included premia for value-added products (VAP), which represented 57 per cent of primary metal sold in 2017 (2016: 54 per cent) and generated attractive product premia averaging US$221 per tonne of VAP sold (2016: US$223 per tonne) on top of the physical market premia.

The average price of copper increased from 221 US cents per pound to 281 US cents per pound.

Realised hard coking coal prices were 42 per cent higher on average compared with 2016 and realised thermal coal prices averaged 32 per cent higher.

Exchange rates

Compared with 2016, the US dollar, on average, weakened by one per cent against the Canadian dollar, weakened by four per cent against the Australian dollar and by ten per cent against the South African rand. The effect of all currency movements was to decrease underlying earnings relative to 2016 by US$0.3 billion.

Volumes

Movements in sales volumes increased earnings by US$0.1 billion compared with 2016. The main contributors were higher iron ore shipments from the Pilbara, a 20 per cent increase in titanium dioxide slag feedstock sales volumes and a six per cent rise in bauxite sales.

Energy

Higher input energy prices during the year reduced underlying earnings by US$0.1 billion compared with 2016 in part related to oil, where the average price rose approximately 23 per cent, averaging US$54 per barrel during 2017.

Cash costs, exploration and evaluation

Rio Tinto continued to realise considerable savings from its cost reduction programme, delivering US$0.6 billion pre-tax (underlying earnings impact of US$0.4 billion) comprised of operating cash cost improvements* (US$0.5 billion pre-tax) and reductions in exploration and evaluation cash expenditure (US$48 million pre-tax) in 2017, meeting its US$2.0 billion target over 2016 and 2017 six months earlier than scheduled. The Group has now achieved US$8.3 billion pre-tax (US$5.9 billion post-tax) in total operating cash cost improvements and reductions in exploration and evaluation expenditure compared with the 2012 base. These savings were achieved against a backdrop of rising raw materials costs, in particular for the Aluminium industry.

The Group continued to optimise its expenditure on exploration and evaluation, progressing the highest value projects.

* Operating cash cost improvements represent the difference between the current and prior year full cash cost of sales per unit based on the prior year volume sold. This financial performance indicator is used by management internally to assess performance and therefore is considered relevant to users of the accounts.

One off items

Group one-off items of US$0.3 billion included in underlying earnings primarily relate to the impact of the strike at Escondida in the first half of 2017 which resulted in lower volumes and higher unit costs compared with 2016. In addition there was a deferred tax asset write-down at Grasberg. These were partly offset by receipt of the final insurance settlement relating to the Manefay slide at Kennecott in 2013.

Tax / non-cash / interest / other

The 2017 effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 28 per cent compared with 22 per cent in 2016. The higher tax rate in 2017 primarily reflected increased profit in Australia and the impact of a deferred tax asset write-down relating to Grasberg while the lower rate in 2016 was due to the recognition of a deferred tax asset in Mongolia. The effective tax rate on underlying earnings in Australia remained at 30 per cent. The Group expects an effective tax rate on underlying earnings of approximately 30 per cent in 2018.

The Group interest charge (net of tax and non-controlling interests) of US$0.4 billion was US$0.2 billion lower than 2016 due to the lower level of net debt and an increase in capitalised interest. The interest charge included US$0.2 billion of early redemption costs from bond repurchases in 2017 when the Group successfully completed a US$2.5 billion bond tender and redemption exercise which reduced gross debt. In 2016, similar exercises reduced gross debt by US$7.5 billion, with early redemption costs of US$0.2 billion. Since the start of 2016, the Group has reduced the nominal value of outstanding bonds from approximately US$21 billion to around US$9.5 billion.

2016 financial performance compared with 2015

2016 underlying earnings of US$5.1 billion and net earnings of US$4.6 billion were US$0.6 billion above and US$5.5 billion above the comparable measures for the previous year respectively (2015 underlying earnings of US$4.5 billion and net losses of US$0.9 billion were US$4.8 billion below and US$7.4 billion below the comparable measures for the previous year respectively). Both net earnings and underlying earnings represent amounts attributable to owners of Rio Tinto.  International Financial Reporting Standards (IFRS) requires that the profit/(loss) for the period reported in the income statement should also include earnings/(losses) attributable to non-controlling interests in subsidiaries. Underlying earnings is reconciled to net earnings/(losses) in the table below, which also lists the principal factors driving the movement in underlying earnings between periods.

	2016 vs 2015
	US$m	US$m
2015 Net loss	(866)
Items excluded from underlying earnings	5,406
2015 Underlying earnings		4,540
Prices	(460)
Exchange rates	49
Volumes	19
General cost inflation	(158)
Energy	25
Lower cash costs	1,124
Lower exploration and evaluation costs	97
Tax / non-cash / interest / other	(136)
Total changes in underlying earnings		(560)
2016 Underlying earnings		5,100
Impairment charges	(183)
Net gains and loss on disposal of interests in businesses	382
Exchange differences and movements on derivatives	536
Restructuring costs from global headcount reductions	(177)
Onerous port and rail contracts	(329)
Tax provision	(380)
Increased closure provision for legacy operations	(282)
Other exclusions	(50)
Total excluded in arriving at underlying earnings		(483)
2016 net earnings		4,617
Profit attributable to non-controlling interests		159
Profit for the year		4,776

Prices

Most commodity prices increased for the first time in a number years in the second half of 2016, despite numerous political and macro shocks to the global economy.  However, the effect of all price movements on the Group’s commodities in 2016 was to decrease underlying earnings by US$0.5 billion compared with 2015.

Major positive price variances were seen in iron ore (US$0.2 billion), coal (US$0.1 billion) and gold (US$32 million).

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

Aluminium had a negative price variance of US$0.5 billion. Average London Metal Exchange (LME) prices decreased three per cent year on year, and lower market and product premia resulted in the average realised price per tonne decreasing from US$2,058 in 2015 to US$1,849 in 2016.

Copper contributed US$0.1 billion to the negative price variance. Additionally lower prices across industrial mineral and Molybdenum contributed US$0.1 billion to the negative price variance.

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

The Group interest charge (net of tax) of US$0.6 billion increased by US$0.2 billion compared with 2015, following completion of some major capital projects in 2015 (interest is capitalised during the construction period of a project) and US$0.2 billion of early redemption costs from bond repurchases in 2016. In 2016, US$0.1 billion of interest was capitalised, compared with US$0.3 billion in 2015.

Exclusions from underlying earnings 2015-2017

Earnings contributions from Group businesses and business segments are based on underlying earnings.  Amounts excluded from net earnings in arriving at underlying earnings are summarised in the discussion of year-on-year results below.

	2017	2016	2015
	US$m	US$m	US$m
Impairment charges	(481)	(183)	(1,802)
Gains/(losses) on disposal of interests in businesses	2,022	382	48
Exchange differences and movements on derivatives	(810)	536	(3,282)
Changes in corporate tax rates in the US and France	(439)	-	-
Rio Tinto Kennecott insurance settlement	45	-	18
Adjustment to deferred tax assets relating to expected divestments	(202)	-	-
Restructuring costs including global headcount reductions	-	(177)	(258)
Increased closure provision for non-operational and legacy operations	-	(282)	(233)
Onerous port and rail contracts	-	(329)	-
Tax provision	-	(380)	-
Recognition of deferred tax assets relating to planned divestments	-	-	234
Simandou and QIT Madagascan Minerals IFRS 2 charge	-	-	(11)
Other exclusions	-	(50)	(120)
Total excluded in arriving at underlying earnings	135	(483)	(5,406)

2017

Impairment charges of US$481 million (post-tax) were recognised in 2017, relating primarily to the carrying values of the Roughrider uranium deposit in Canada, the Rössing uranium mine in Namibia and the Argyle diamond mine in Australia. Roughrider’s recoverable amount was determined to be nil following a decision in the first half of 2017 to cease further expenditure on the project. Rössing was impaired due to oversupply in the uranium market resulting in structural changes to forecast prices, while the impairment at Argyle was attributable to lower production volumes, a smaller than expected contribution from productivity improvements and lower realised prices.

Net gains on disposal of interests in businesses of US$2,022 million primarily related to the sale of the Coal & Allied thermal coal business which completed on 1 September 2017.

Non-cash exchange and derivative losses in 2017 of US$810 million arose primarily on US dollar debt in non-US dollar functional currency Group companies, intragroup balances, and on the revaluation of certain derivatives which do not qualify for hedge accounting. These exchange losses were in contrast to net exchange and derivative gains in 2016 of US$536 million, giving rise to a negative period-on-period movement of US$1,346 million. The exchange losses are largely offset by currency translation gains recognised in equity and the quantum of US dollar debt, which will be repaid from US dollar sales receipts and US dollar divestment proceeds, is therefore largely unaffected.

Deferred tax assets have been remeasured to reflect lower corporate income tax rates in the US and France as a results of tax legislation changes. Deferred tax assets have also been derecognised as a result of revised profit forecasts in France due to expected divestments.

In 2017, the Group received the final settlement on the insurance claims related to the 2013 pit-wall slide at Rio Tinto Kennecott of US$233 million pre-tax (US$146 million post-tax). Part of the settlement, US$73 million pre-tax (US$45 million post-tax), has been excluded from underlying earnings in line with the treatment of associated costs incurred from 2013 to 2015.

2016

Impairment charges during the year ended 31 December 2016 primarily related to the Argyle diamond mine in Western Australia. An impairment trigger assessment at the Argyle diamond mine cash-generating unit resulted in the identification of impairment indicators as a result of lower production volumes compared with forecast and the lower prices achieved for bulk diamonds.  The reduction in the recoverable amount resulted in a pre-tax impairment charge of US$241 million to property, plant and equipment and intangible assets.

Net gains on disposal of interests in businesses in 2016 related mainly to the sale of Rio Tinto’s 40 per cent interest in the Bengalla Joint Venture on 1 March 2016 and the sale of the Lochaber assets in Scotland on 23 November 2016.  This was partially offset by a loss on disposal of the 100 per cent interest in Carbone Savoie on 31 March 2016.

Net exchange gains in 2016 comprised post-tax foreign exchange gains of US$123 million principally on external US dollar denominated net debt in non-US dollar functional currency companies (on borrowings of approximately US$17.6 billion), and US$393 million of gains on intragroup balances mainly as the Canadian dollar  strengthened against the US dollar compared to 31 December 2015.  The Group took further steps during 2016 to reduce the income statement exposure on retranslation of intragroup balances.  The remaining US$20 million related to valuation changes on commodity, currency and interest rate derivatives which are ineligible for hedge accounting.

A review of the infrastructure capacity requirements in Queensland, Australia, confirmed that it was no longer likely that Rio Tinto would utilise the Abbot Point Coal Terminal and associated rail infrastructure capacity contracted under take or pay arrangements. On 31 October 2016, an agreement was reached with Adani, the owner of the port, to relinquish that capacity. Accordingly, an onerous contract provision was recognised based on the net present value of expected future cash flows for the port and rail capacity discounted at a post-tax real rate of two per cent, resulting in a post-tax onerous contract charge of US$329 million.

Tax provision includes amounts provided for specific tax matters for which the timing of resolution and potential economic outflow are uncertain. During 2016 a provision was made in relation to matters under discussion with the Australian Taxation Office (ATO) relating to the transfer pricing of certain transactions between Rio Tinto entities based in Australia and the Group’s commercial centre in Singapore for the period since 2009.

The increase in closure provision (non-operating sites) related to the Gove alumina refinery in Northern Territory, Australia where operations have been curtailed since May 2014.  The provision was updated based on the current cost estimates from the studies.  Future revisions to the closure cost estimate during the study periods (including the next stage of feasibility study) will continue to be excluded from underlying earnings as the site operating assets have been fully impaired.

2015

Total impairment charges of US$1,802 million (post-tax) were recognised in 2015. On 26 May 2014, Rio Tinto and its Simandou iron ore project partners signed an Investment Framework with the Government of Guinea which provided the legal and commercial foundation for the project and formally separated the infrastructure and mine development plan.  The Simandou project partners were finalising an integrated Bankable Feasibility Study (BFS) for the mine, port and infrastructure elements of the project, which was scheduled to be submitted to the Government of Guinea in May 2016. As a result of current market conditions and uncertainty over infrastructure ownership and funding at that time, the Group determined that it was appropriate to record a non-cash impairment charge of US$1,118 million (net of non-controlling interests and tax).

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

During 2015, the Group incurred US$258 million (post-tax) of restructuring costs associated with its ongoing costs reduction programme.

A post-tax charge of US$233 million was recognised for the remediation of legacy properties, including the Holden Mine in the US.

Group financial results by product group 2015-2017

	2017	2016	2015
	US$m	US$m	US$m
Iron Ore	6,692	4,611	3,940
Aluminium	1,583	947	1,118
Copper & Diamonds	263	(18)	370
Energy & Minerals(a)	1,242	612	177
Other operations	(138)	(88)	(90)
Other items	(483)	(241)	(375)
Exploration and evaluation	(178)	(147)	(211)
Net interest	(354)	(576)	(389)
Group underlying earnings	8,627	5,100	4,540
Exclusions from underlying earnings	135	(483)	(5,406)
Net earnings/(loss)	8,762	4,617	(866)
(a)	Includes the Simandou iron ore project in Guinea and Iron Ore Company of Canada.

Sales Revenue

Consolidated sales revenue for 2017 of US$40.0 billion was US$6.2 billion or 18% higher than the prior period. Gross sales revenue (including the sales revenue of equity accounted units on a proportionately consolidated basis, after adjusting for sales to subsidiaries) increased from US$35.3 billion to US$41.9 billion. Rio Tinto’s sales revenue continues to be predominantly attributable to iron ore and Aluminium.

Prices

			2017	2016	2015
Commodity	Source	Unit	US$	US$	US$
Average prices
Iron ore 62% Fe Fines FOB	Platts Index less Baltic Exchange Freight Rate	dmt(a)	64.1	54	56
Aluminium	LME(b)	Tonne	1,969	1,605	1,661
Copper	LME	Pound	2.81	2.21	2.49
Gold	London Bullion Market (LBMA)	Ounce	1,257	1,250	1,160
Closing prices (quoted commodities only)
Aluminium		Tonne	2,256	1,704	1,500
Copper		Pound	3.27	2.51	2.13
Gold		Ounce	1,153	1,148	1,061
(a)	Dry metric tonne
(b)	LME cash price

The above table shows published prices for Rio Tinto’s commodities for the last three years where these are publicly available, and where there is a reasonable degree of correlation between the published prices and Rio Tinto’s realised prices.

Group sales revenue will not necessarily move in line with these published prices for a number of reasons which are discussed below.

The discussion of revenues below relates to the Group’s gross revenue from sale of commodities, as included in the “Financial information by business unit” on pages 206 to 208 of the Annual Report 2017.

Iron Ore

2017 sales revenue compared with 2016

Gross sales revenue increased by US$3.6 billion (25%) to US$18.3 billion.

Sales volumes were one per cent higher than 2016 sales, reflecting ongoing productivity improvements being made to the rail network, along with increased flexibility across the infrastructure system. Achieved average pricing was also higher in 2017, US$59.6 per wet metric tonne on an FOB basis compared with US$49.3 per wet metric tonne in 2016.

Approximately 67 per cent of sales in 2017 were priced with reference to the current month average, 17 per cent with reference to the prior quarter’s average index lagged by one month, five per cent with reference to the current quarter average and 11 per cent were sold on fixed terms on the spot market. Index prices are adjusted for product characteristics and iron and moisture content.

2016 sales revenue compared with 2015

Gross sales revenue increased by US$0.7 billion (approximately five percent) to US$14.6 billion.  Sales volumes were three per cent higher in 2016, attributable to the newly expanded infrastructure and minimal disruption from weather events.  The average realised price for iron ore was also up approximately 2% to US$49.3 per wet metric tonne (FOB), from US$48.4 per wet metric tonne (FOB) in 2015.

Approximately 20 per cent of sales in 2016 were priced with reference to the previous quarter’s average index lagged by one month. The remainder was sold either on current quarter average, current month average or on the spot market.

Aluminium

2017 sales revenue compared with 2016

Aluminium’s sales revenues are from aluminium and related products such as alumina and bauxite.

Gross sales revenue increased by 16% to US$11.0 billion in 2017. The 2017 cash LME aluminium price averaged US$1,969 per tonne, an increase of 23 per cent on 2016, however this was partially offset by lower sales volumes due to operational issues at Sohar and curtailment at the Boyne Smelter.

Strong bauxite production performance, combined with robust demand from China, enabled the Group to increase its share of third party bauxite shipments by ten per cent to 32.3 million tonnes (2016: 29.3 million tonnes).

2016 sales revenue compared with 2015

There was an overall decrease in gross sales revenue of US$0.7 billion (approximately seven per cent) to US$9.5 billion in 2016.  Average LME prices decreased three per cent year on year, and lower market and product premia resulted in the average realised price per tonne decreasing from US$2,058 in 2015 to US$1,849 in 2016.  This realised price included premia for value-added products (VAP), which generated attractive product premia averaging US$223 per tonne of VAP sold (2015: US$251 per tonne) on top of the physical market premia.  In the US, the Mid-West market premium averaged US$162 per tonne in 2016, compared with an average US$271 per tonne in 2015, a 40 per cent decrease.

Gross sales revenue for bauxite in 2016 decreased seven per cent to US$1.9 billion. Declines in bauxite pricing compared with 2015 were partially offset by continued increase in third party bauxite sales. There was a ten per cent increase in third party bauxite shipments.

Copper & Diamonds

2017 sales revenue compared with 2016

Gross sales revenue increased by 7 per cent in 2017 compared with 2016.

Copper sales revenue was higher than in 2016 as the average LME copper price increased by 27 per cent to 281 US cents per pound and the gold price increased by one per cent to US$1,257 per ounce. This was partially offset by the impact of lower sales volumes (13% lower than 2016), mainly due to the impact of a strike at Escondida in the first quarter of 2017.

Diamonds revenue increased 15 per cent to US$0.7 billion in 2017, reflecting higher sales volumes, including the effect of factories in India increasing manufacturing capacity as the market normalised following Indian banknote reform in 2016, and the outlook in key emerging markets improved. This resulted in sustained re-stocking activity throughout the pipeline for most of the year.

At 31 December 2017, the Group had an estimated 250 million pounds of copper sales that were provisionally priced at 304 US cents per pound. The final price of these sales will be determined during the first half of 2018. This compares with 235 million pounds of open shipments at 31 December 2016, provisionally priced at 250 cents per pound.

2016 sales revenue compared with 2015

Overall gross sales revenue declined by 19 per cent to US$4.5 billion in 2016.

Copper sales revenue was lower than 2015 as a result of lower sales volumes along with an 11 per cent decline in prices to 221 US cents per pound in 2016.  Gold revenue was lower than 2015 due mainly to lower grade and volumes. This was partially offset by an eight per cent increase in the gold price to US$1,250 per ounce.

At 31 December 2016, the Group had an estimated 235 million pounds of unsettled copper sales (2015: 252 million pounds) that were provisionally priced at 250 US cents per pound (2015: 217 US cents per pound). The final price of these sales was determined during the first half of 2017.

The overall decline in diamonds revenue was attributable to lower sales volumes. Diamond prices realised by Rio Tinto depend on the size and quality of diamonds in the product mix.

Energy & Minerals

2017 sales revenue compared with 2016

Gross sales revenue for the product group in 2017 of US$7.8 billion was 15 per cent higher than 2016 as a result of higher prices and higher sales volumes across most products.

Gross sales revenue for Rio Tinto Coal Australia of US$2.8 billion in 2017 was seven per cent higher than 2016, despite the impact of the sale of Coal & Allied Industries Limited in September 2017. The Group achieved hard coking coal prices of US$169 per tonne, on average, in 2017 on an FOB basis (2016: US$119 per tonne). Average prices realised for thermal coal were US$78 per tonne on an FOB basis in 2017 (2016: US$60 per tonne).

Gross sales revenue at Iron Ore Company or Canada (IOC) of US$1.9 billion was 41 per cent higher than 2016, driven by higher prices and a five per cent increase in production.

Market conditions for titanium dioxide continued to improve in 2017, with strengthening pigment prices supported by low inventory and tight supply. Consequently, feedstock demand has improved year-on-year. Improved conditions have also been evident in the zircon market.

Borates demand growth was primarily driven by the agriculture and construction sectors in 2017. Offtake across most regions held firm, although borates demand in China was impacted by environmental-related shutdowns during the third quarter.

The uranium market remained oversupplied in 2017, with many market players along the value chain reporting excess inventories. The spot price fell from US$26 per pound in the first quarter to below US$21 per pound for much of the year until capacity curtailment announcements boosted spot prices as the year drew to a close. Adverse policy shifts in South Korea and Japan, as well as an increasingly competitive energy market in the US, have dampened the expected demand growth in these markets.

2016 sales revenue compared with 2015

Gross sales revenues decreased by six per cent compared with 2015, down US$0.4 billion to US$6.7 billion.

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

Cash flow

2017 compared with 2016

A full consolidated cash flow statement is contained in the Financial Statements on page 114 of the Annual Report 2017.

Net cash generated from operating activities of US$13.9 billion was 64 per cent higher than 2016 driven by higher commodity prices and cash cost improvements, partly offset by higher tax payments from increased underlying profits.

Purchases of property, plant and equipment and intangible assets were US$4.5 billion in 2017, a rise of 49 per cent compared with 2016. Major capital projects in 2017 included the development of the Oyu Tolgoi underground copper mine in Mongolia, construction of key infrastructure at the Amrun bauxite project in Queensland and completion of the Silvergrass iron ore mine in the Pilbara.

In 2017, the Group generated US$9.5 billion of free cash flow, 64 per cent higher than 2017. This included US$0.4 billion of productivity gains from the mine-to-market productivity programme which was implemented in 2017, targeting the delivery of US$5.0 billion of additional free cash flow from 2017 to 2021.

Dividends paid in 2017 of US$4.2 billion reflected the 2016 final dividend paid in April 2017, and the 2017 interim dividend paid in September 2017. Share repurchases totalled US$2.1 billion comprised of the US$1.5 billion on-market buy-back in Rio Tinto plc shares and the US$0.6 billion (AUD$0.8 billion) off-market buy-back in Rio Tinto Limited shares.

In 2017, disposals of subsidiaries, joint ventures and associates mainly related to the cash proceeds received to date for the sale of Coal & Allied Industries Limited of US$2.54 billion (net of working capital adjustments and cash transferred on disposal) and also included receipts of the second and final instalment of funds for Rio Tinto’s disposal of its 100 percent interest in Lochaber, which was completed in November 2016.

Rio Tinto completed a US$2.5 billion (nominal value) bond buy-back programme in June 2017. Net interest paid included US$0.3 billion being the payment of the premiums and the accelerated interest associated with the bond redemption. In addition, US$7 million was paid relating to the close out of interest rate swaps and was recognised in other financing cash flows.

2016 compared with 2015

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

Purchases of property, plant and equipment and intangible assets were US$3.0 billion in 2016, a decline of 36 per cent compared with 2015. Some major capital projects were completed in 2015, including expansion of the Pilbara iron ore infrastructure and the modernisation and expansion of the Kitimat aluminium smelter. Major capital projects in 2016 included the development of the Oyu Tolgoi underground copper mine in Mongolia, construction of key infrastructure at the Amrun bauxite project in Queensland and completion of the Silvergrass iron ore mine in the Pilbara.

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

Balance sheet at 31 December 2017

Net debt reduced to US$3.8 billion at 31 December 2017, a decrease of US$5.8 billion.

Net debt to EBITDA improved from 0.7 times at 31 December 2016 to 0.2 times at 31 December 2017. Net debt to total capital (net gearing ratio) declined to seven per cent at 31 December 2017 (31 December 2016: 17 per cent) and interest cover was 14 times (2016: seven times).

Total financing liabilities at 31 December 2017 were US$15.4 billion. At 31 December 2017, approximately 80 per cent of Rio Tinto’s total borrowings were at floating interest rates, the weighted average cost of total borrowings was approximately 4.2 per cent and the weighted average maturity was around ten years. The maximum amount, within non-current borrowings, maturing in any one calendar year was US$1.7 billion which matures in 2025.

In 2017, the Group repaid US$2.8 billion of borrowings, including successfully completing a US$2.5 billion (nominal value) bond tender and redemption exercise which reduced overall gross debt. Cash and cash equivalents plus other short-term cash investments at 31 December 2017 were US$11.5 billion (31 December 2016: US$8.4 billion).

Financial instruments and risk management

The Group’s policies with regard to financial instruments and risk management are clearly defined and consistently applied. They are a fundamental part of the Group’s long-term strategy covering areas such as foreign exchange risk, interest rate risk, commodity price risk, credit risk, liquidity risk and capital management. Further details of our Financial instruments and risk management are disclosed in “Financial statements Note 30-Financial instruments and risk management” on pages 153 to 162 of the Annual Report 2017.

The Annual Report 2017 shows the full extent of the Group’s financial commitments, including debt. The risk factors to which the Group is subject are summarised above in Item 3.D, “Risk factors”.

The effectiveness of internal controls continues to be a high priority in the Rio Tinto Group.

Dividend

The 2017 interim dividend was 110.0 US cents (2016: 45.0 US cents) and the final dividend was determined as 180.0 US cents (2016: 125.0 US cents). Dividends paid on Rio Tinto plc and Rio Tinto Limited shares are equalised on a net cash basis; that is, without taking into account any associated tax credits.

Dividends are determined in US dollars. Rio Tinto plc dividends are paid and declared in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates on 6 February 2018. Details relating to the dividend policy, determination and payment of dividends in sterling, Australian dollars and other currencies and on the payment of dividends to holders of American Depositary Receipts (ADRs) are included under the heading “Shareholder information-2017 dividends” on page 254 of the Annual Report 2017 and above in Item 3.A, “Selected financial data”.

Capital and liquidity risk management

The Group’s total capital is defined as equity attributable to owners of Rio Tinto plus equity attributable to non-controlling interests and net debt, as shown below:

Total capital

	2017	2016
	US$m	US$m
Equity attributable to owners of Rio Tinto	44,711	39,290
Equity attributable to non-controlling interests	6,404	6,440
Net debt (Financial Statements Note 24 of the Annual Report 2017)	3,845	9,587
Total capital	54,960	55,317

The Group’s material capital and evaluation projects are listed under the heading “Portfolio management” on pages 26 and 27 of the Annual Report 2017.

We expect that contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from the existing facilities described in “Financial statements Note 30-Financial instruments and risk management”, part A(b)(i) on pages 154 and 155 of the Annual Report 2017. This note also provides further details of our liquidity and capital risk management.

Treasury management and financial instruments

Details of our Treasury management and financial instruments are disclosed in “Financial statements Note 30-Financial instruments and risk management” on pages 153 to 162 of the Annual Report 2017.

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

Earnings sensitivities – Exchange rate

	Average exchange rate for 2017	Effect on underlying earnings of 10% change in full year average
	US cents	+/- US$m
Australian dollar	77	674
Canadian dollar	77	160
Euro	113	5
South African rand	US$1 = 13.30	25

The exchange rate sensitivities quoted above include the effect on net operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency financial assets and liabilities. They should therefore be used with caution. Further details of our exposure to foreign currency fluctuations and currency derivatives, and our approach to currency hedging, are contained within “Financial statements Note 30-Financial instruments and risk management”, part A(b)(iv), on pages 157 and 158 of the Annual Report 2017.

Interest rates

Details of our exposure to interest rate fluctuations are contained within “Financial statements Note 30-Financial instruments and risk management”, part A(b)(v), on page 158 of the Annual Report 2017.

Commodity prices

The approximate effect on the Group’s underlying and net earnings of a ten per cent change from the full year average market price in 2017 for the following products would be:

		Average market price for 2017	Effect on underlying earnings of 10% change in full year average
Commodity	Unit	US$	+/- US$m
Iron ore 62% Fe Fines FOB	dmt	64.1	1,037
Aluminium(a)	Tonne	1,969	592
Copper(a)	Pound	2.81	242
Gold	Ounce	1,257	30
(a)	Excludes the impact of commodity derivatives.

The sensitivities give the estimated impact on net earnings of changes in prices assuming that all other variables remain constant. These should be used with caution. As noted previously, the relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.

Further details of our exposure to commodity price fluctuations are contained within “Financial statements Note 30-Financial instruments and risk management”, on part A(b)(ii), on pages 155 and 156 of the Annual Report 2017.

Credit risks

Details of our exposure to credit risks relating to receivables, financial instruments and cash deposits, are contained within “Financial statements Note 30-Financial instruments and risk management”, part A(b)(iii), on page 156 of the Annual Report 2017.

Disposals and acquisitions

Information regarding disposals and acquisitions is provided in “Financial statements Note 37-Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses” on page 171 of the Annual Report 2017.

Critical accounting policies and estimates

Many of the amounts included in the financial statements involve the use of judgment and/or estimates. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the financial statements.

Information about such judgments and estimation is contained under “Judgments in applying accounting policies and key sources of estimation uncertainty” in “Financial statements Note 1-Principal accounting policies” on page 120 of the Annual Report 2017.

Off balance sheet arrangements and contractual commitments

The table below presents information in relation to our material off balance sheet arrangements and contractual commitments. Information regarding the Group’s post retirement commitments and funding arrangements is provided in “Financial statements Note 44-Post-retirement benefits” on pages 176 to 181 of the Annual Report 2017. Information regarding the Group’s close-down and restoration obligations is provided in “Financial statements Note 26-Provisions (including post-retirement benefits)” on page 150 of the Annual Report 2017. In addition “Financial statements Note 31-Contingencies and commitments” on pages 162 to 164 of the Annual Report 2017, provides further information regarding contingent liabilities, guarantees and commitments.

We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from existing facilities.

	<1 yr	1-3 yrs	3-5 yrs	> 5 yrs	Total
At 31 December 2017	US$m	US$m	US$m	US$m	US$m
Expenditure commitments in relation to:
Operating leases	397	542	313	593	1,845
Other (capital commitments)	2,081	531	58	-	2,670
	2,478	1,073	371	593	4,515
Long-term debt and other financial obligations*:
Debt	552	1,159	2,199	11,387	15,297
Interest payments	679	1,343	1,244	4,553	7,819
Asset retirement obligations	361	492	639	11,406	12,898
Purchase obligations	2,818	3,097	2,380	11,494	19,789
Other	362	201	49	350	962
	4,772	6,292	6,511	39,190	56,765
Total	7,250	7,365	6,882	39,783	61,280

*Other contractual commitments that the Group has where the maturity profile is unknown include pension obligations of US$3.4 billion and taxes payable of US$2.3 billion. Taxes payable include balances that relate to uncertain tax positions. This may mean the commitment is greater or less than that disclosed.

Except as disclosed in “Financial statements Note 21-Cash and cash equivalents” on page 147 of the Annual Report 2017, there are no material legal or economic restrictions on the ability of our subsidiaries to transfer funds to the company in the form of cash dividends, loans, or advances.

5.B Liquidity and capital resources

The information set forth under the headings:

•	“Portfolio management-Material capital projects” on pages 26 and 27;
•	“Product groups-Iron Ore-Development projects” on page 39;
•	“Product groups-Aluminium-Development projects” on page 41;
•	“Product groups-Copper & Diamonds-Development projects” on page 43;
•	“Product groups-Energy & Minerals-Development projects” on page 45;
•	“Growth & Innovation” on page 47;
•	“Financial statements Note 22-Borrowings and other financial liabilities” on page 148; and
•	“Financial statements Note 30-Financial instruments and risk management” on pages 153 to 162 of the Annual Report 2017 is incorporated herein by reference.

See above Item 5.A, “Additional financial information-Cash flow” to “Additional Information-Off balance sheet arrangements and contractual commitments”.

5.C Research and development, patents and licenses

The information set forth under the headings:

•	“Growth & Innovation” on pages 46 and 47;
•	“Director’s report-Exploration, research and development” on page 109 and
•	“Financial statements Note 4-Net operating costs (excluding items shown separately)” on page 135 of the Annual Report 2017 is incorporated herein by reference.

5.D Trend information

The information set forth under the headings:

•	“Market environment” on page 7;
•	“Group overview” on pages 2 and 3;
•	“Group strategy-Supportive market conditions and strong value focus” on page 8;
•	“Chairman’s letter” on page 4;
•	“Chief executive’s statement” on pages 5 and 6;
•	“Product groups-Iron Ore” on pages 38 and 39;
•	“Product groups-Aluminium” on pages 40 and 41;
•	“Product groups-Copper & Diamonds” on pages 42 and 43;
•	“Product groups-Energy & Minerals” on pages 44 and 45;
•	“Growth & Innovation” on pages 46 and 47

of the Annual Report 2017 is incorporated herein by reference.

5.E Off-balance sheet arrangements

The information set forth under the heading “Financial statements Note 31-Contingencies and commitments” on pages 162 to 164 of the Annual Report 2017 is incorporated herein by reference.

See above Item 5.A, “Additional financial information-Off balance sheet arrangements and contractual commitments”.

5.F Tabular disclosure of contractual obligations

See above Item 5.A, “Additional financial information-Off balance sheet arrangements and contractual commitments”.

5.G Safe harbour

The information set forth under the heading “Cautionary statement about forward-looking statements” on the inside front cover of the Annual Report 2017 is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The information set forth under the headings:

•	“Board of directors” on pages 52 to 54; and
•	“Executive committee” on page 55

of the Annual Report 2017 is incorporated herein by reference.

There are no family relationships between any of our directors or executive committee members. None of our directors or executive committee members are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.

6.B Compensation

The information set forth under the headings:

•	“Remuneration report” on pages 70 to 105;
•	“Remuneration report tables” on pages 97 to 105;
•	“Financial statements Note 26-Provisions (including post-retirement benefits)” on page 150; and
•	“Financial statements Note 44-Post-retirement benefits” on pages 176 to 181 of the Annual Report 2017 is incorporated herein by reference.

6.C Board practices

The information set forth under the headings:

•	“Board of directors” on pages 52 to 54;
•	“Executive committee” on page 55;
•	“Chairman’s governance review” on pages 50 and 51;
•	“Governance report” on pages 56 to 69;
•	“Remuneration report-Executives’ service contracts and termination” on page 78;
•	“Remuneration report-Chairman and non-executive directors’ remuneration” on page 79;
•	“Remuneration report-Treatment of STIP and LTIP on termination” on pages 78 and 79; and
•	“Remuneration report-Positions held and date of appointment to position” on page 85 of the Annual Report 2017 is incorporated herein by reference.

6.D Employees

The information set forth under the headings:

•	“Sustainable development-Performance data 2013-2017” on page 30;
•	“Sustainable development-Our people” on pages 30 and 31;
•	“Financial statements Note 5-Employment costs” on page 135;
•	“Financial statements Note 32-Average number of employees” on page 165; and
•	“Relations with stakeholders-Employment policies” on page 69 of the Annual Report 2017 is incorporated herein by reference.

Rio Tinto focuses on working with our employees and their unions in good faith, seeking fair solutions while maintaining the competitiveness of each of our managed operations. At present we do not anticipate any union activity which would have a material adverse effect on the Group’s managed operations as a whole.

6.E Share ownership

The information set forth under the headings:

•	“Remuneration report tables-table 2 and 3” on pages 100 to 105;
•	“Shareholder information-Substantial shareholders” on page 252;
•	“Remuneration report-Employee share plans” on page 96;
•	“Remuneration report-All employee share plans” on page 96;
•	“Remuneration report-Global employee share plan” on page 96; and
•	“Financial statements Note 43-Share-based payments” on pages 174 to 176 of the Annual Report 2017 is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

The information set forth under the headings:

•	“Shareholder information-Substantial shareholders” on page 252;
•	“Shareholder information-Analysis of ordinary shareholders” on page 253; and
•	“Shareholder information-Twenty largest registered shareholders” on page 253 of the Annual Report 2017 is incorporated herein by reference.

Share ownership

Rio Tinto plc

As at 16 February 2018, there were 34,362 holders of record of Rio Tinto plc’s shares. Of these holders, 388 had registered addresses in the US and held a total of 342,306 Rio Tinto plc shares, representing 0.03 per cent of the total number of Rio Tinto plc shares issued and outstanding as at such date. In addition, 118,080,965 Rio Tinto plc shares were registered in the name of a custodian account in London which represented 8.77 per cent of Rio Tinto plc shares issued and outstanding. These shares were represented by 118,080,965 Rio Tinto plc ADRs held of record by 367 ADR holders. In addition, certain accounts of record with registered addresses other than in the US hold shares, in whole or in part, beneficially for US persons.

Rio Tinto Limited

As at 16 February 2018, there were 162,617 holders of record of Rio Tinto Limited shares. Of these holders, 290 had registered addresses in the US, representing approximately 0.04 per cent of the total number of Rio Tinto Limited shares issued and outstanding as of such date. In addition, nominee accounts of record with registered addresses other than in the US may hold Rio Tinto Limited shares, in whole or in part, beneficially for US persons.

7.B Related party transactions

The information set forth under the heading “Financial statements Note 40-Related-party transactions” on page 173 of the Annual Report 2017 is incorporated herein by reference.

7.C Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

See below Item 18.

In addition, the information set forth under the headings:

•	“Chairman’s governance review” on pages 50 and 51;
•	“Financial statements Note 31-Contingencies and commitments” on pages 162 to 164; and
•	“Shareholder information-Dividends” on page 254

of the Annual Report 2017 is incorporated herein by reference.

See above Item 3.A “2017 dividends”.

8.B Significant changes

The information set forth under the heading “Financial statements Note 42-Events after the balance sheet date” on page 173 of the Annual Report 2017 is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

9.A Offer and listing details

The information set forth under the heading “Shareholder information-Markets” on page 252 of the Annual Report 2017 is incorporated herein by reference.

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

		Pence per Rio Tinto plc share		US$ per Rio Tinto plc ADS(a)		A$ per Rio Tinto Limited share
		High	Low	High	Low	High	Low
2013		3,757	2,583	59.92	39.90	72.07	50.24
2014		3,627	2,616	59.93	40.70	70.88	52.65
2015		3,238	1,848	49.94	27.38	65.60	41.76
2016		3,294	1,578	42.12	22.70	62.79	37.03
2017		3,942	2,910	52.93	38.00	75.81	57.15
Aug 2017		3,747	3,370	49.08	44.21	67.84	62.75
Sep 2017		3,760	3,417	49.66	46.61	69.53	65.47
Oct 2017		3,718	3,497	50.02	47.10	71.46	67.43
Nov 2017		3,774	3,502	50.50	47.56	74.74	70.01
Dec 2017		3,942	3,441	52.93	47.06	75.81	68.83
Jan 2018		4,173	3,919	57.67	52.93	81.80	75.81
Feb 2018 (through 16 Feb)		4,126	3,757	58.90	52.27	82.48	75.43
2016	– First quarter	2,237	1,578	31.95	22.70	46.47	37.03
	– Second quarter	2,424	1,866	35.42	26.93	52.55	41.96
	– Third quarter	2,634	2,257	33.74	29.80	51.85	46.07
	– Fourth quarter	3,294	2,576	42.12	31.77	62.79	50.61
2017	– First quarter	3,680	3,095	46.65	38.36	69.38	58.97
	– Second quarter	3,276	2,910	42.31	38.00	65.20	57.15
	– Third quarter	3,760	3,324	49.66	43.14	69.53	62.62
	– Fourth quarter	3,942	3,441	52.93	47.06	75.81	67.43
(a)	One ADR represents one ordinary share of 10p in Rio Tinto plc.

9.B Plan of distribution

Not applicable.

9.C Markets

The information set forth under the heading “Shareholder information-Markets” on page 252 of the Annual Report 2017 is incorporated herein by reference.

9.D Selling shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A Share capital

Not applicable.

10.B Memorandum and articles of association

The information set forth under the headings:

•	“Governance report-Independence” on page 62;
•	“Governance report-Board re-election and board composition” on page 62;
•	“Shareholder information-Material contracts” on pages 254 and 255;
•	“Shareholder information-Dividends” on page 254;
•	“Shareholder information-Dual listed companies structure” on pages 250 and 251; and
•	“Shareholder information-Exchange controls and foreign investment” on pages 255 and 256 of the Annual Report 2017 is incorporated herein by reference.

10.C Material contracts

The information set forth under the headings:

•	“Shareholder information-Material contracts” on pages 254 and 255; and
•	“Financial statements Note 30-Financial instruments and risk management” on pages 153 to 162 of the Annual Report 2017 is incorporated herein by reference.

10.D Exchange controls

The information set forth under the heading “Shareholder information-Exchange controls and foreign investment” on pages 255 and 256 of the Annual Report 2017 is incorporated herein by reference.

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

This section applies to US holders only if shares or ADSs are held as capital assets for tax purposes. This section does not address tax considerations applicable to investors that own (directly, indirectly, or by attribution) 5% or more of the stock of the Company (by vote or value) and does not apply to shareholders who are members of a special class of holders subject to special rules, including a dealer in securities, a trader in securities who elects to use a mark-to-market method of accounting for securities holdings, a tax exempt organisation, a life insurance company, a person that actually or constructively owns five per cent or more of Rio Tinto’s voting stock, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, persons that have ceased to be US citizens or lawful permanent residents of the United States, investors holding shares or ADSs in connection with a trade or business conducted outside of the United States, US expatriates or a person whose functional currency is not the US dollar.

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

UK taxation of shareholdings in Rio Tinto plc

Taxation of dividends

Under current UK tax legislation, no withholding tax is required to be withheld from dividends paid by Rio Tinto plc. Where dividends are paid by Rio Tinto plc to a US holder who is not resident in the UK and who does not hold the shares or ADSs in connection with a branch, agency or permanent establishment in the UK, no liability to UK tax will generally arise to the US holder in respect of such dividends.

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

Inheritance tax

Under the UK/US Estate Tax Treaty, a US holder, who is domiciled in the US and is not a national of the UK, will not (provided any US federal or estate gift tax chargeable has been paid) be subject to UK inheritance tax upon the holder’s death or on a transfer during the holder’s lifetime, unless the ADS or share (i) forms part of the business property of a permanent establishment in the UK, (ii) pertains to a fixed base situated in the UK used in the performance of independent personal services, or (iii) is comprised in a settlement (unless, at the time the settlement was made, the settlor was domiciled in the US and was not a national of the UK). Where an ADS or share is subject to both UK inheritance tax and US Federal gift or estate tax, tax payments are relieved in accordance with the priority rules set out in the Treaty.

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

Passive Foreign Investment Company Rules

We believe that the Group’s shares or ADSs should not be treated as stock of a PFIC for US federal income tax purposes for the 2017 taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, US holders generally would be required (i) to pay a special addition to US tax on certain distributions and gains on sale of shares or ADSs, and (ii) to pay tax on any gain from the sale of shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends that you receive from us will not be eligible for the reduced rate of tax described above under “Taxation of dividends.” US holders should consult their own tax advisors regarding the potential application of the PFIC rules.

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

10.F Dividends and paying agents

Not applicable.

10.G Statement by experts

Not applicable.

10.H Documents on display

Rio Tinto is subject to the Securities and Exchange Commission reporting requirements for foreign companies. This Form 20-F, which corresponds with the Form 10-K for US public companies, was filed with the SEC on 1 March 2018. Rio Tinto’s Form 20-F and other filings can be viewed on the Rio Tinto website as well as the SEC website at www.sec.gov. ADR holders may also read without charge and copy at prescribed rates any document filed at the public reference facilities of the SEC’s principal office at 100 F Street NE, Washington, DC 20549, US. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

10.I Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings:

•	“Financial statements Note 30-Financial instruments and risk management” on pages 153 to 162; and
•	“Cautionary statement about forward-looking statements” on the inside front cover of the Annual Report 2017 is incorporated herein by reference.

See above Item 3.D, “Principal risks and uncertainties” and Item 5.A, “Additional financial information-Treasury management and financial instruments”.

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

JPMorgan has agreed to reimburse certain company expenses related to the Rio Tinto plc ADR programme and incurred by the Group in connection with the programme. JPMorgan did not pay any amount in respect of expenses incurred by the Group in connection with the ADR programme for the year ended 31 December 2017. JPMorgan did not pay any amount on the Group’s behalf to third parties. JPMorgan also waived certain of its standard fees and expenses associated with the administration of the programme relating to routine programme maintenance, reporting, distribution of cash dividends, annual meeting services and report mailing services.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the heading on “Directors’ report-Financial reporting” on pages 109 and 110 of the Annual Report 2017 is incorporated herein by reference.

PricewaterhouseCoopers LLP and PricewaterhouseCoopers, the auditors of Rio Tinto plc and Rio Tinto Limited respectively, audited the financial statements included in this Form 20-F and audited the effectiveness of internal controls over financial reporting as of 31 December 2017. Their audit report and attestation on the issuer’s internal control over financial reporting is included below under Item 18 “Report of Independent Registered Public Accounting Firm”.

ITEM 16

16.A Audit committee financial expert

The information set forth under the heading “Governance report-Audit Committee report” on pages 63 to 67 of the Annual Report 2017 is incorporated herein by reference.

16.B Code of ethics

The information set forth under the heading “Relations with stakeholders-The way we work” on page 69 of the Annual Report 2017 is incorporated herein by reference.

The way we work applies to employees including the Group’s Chief executive and Chief financial officer and is available on our website at www.riotinto.com. No substantive amendments to a provision of The way we work were made during 2017 and no waivers were granted.

16.C Principal accountant fees and services

The information set forth under the headings:

•	“Audit Committee report-Fees for audit and non-audit services” on page 65;
•	“Audit Committee report-Relationship with external auditors” on pages 65 and 66; and
•	“Financial statements Note 39-Auditors’ remuneration” on page 172 of the Annual Report 2017 is incorporated herein by reference.

16.D Exemptions from the listing standards for audit committees

Not applicable.

16.E Purchases of equity securities by the issuer and affiliated purchasers

The information set forth under the headings:

•	“Directors’ report-Share capital” on page 107; and
•	“Directors’ report-Purchases” on page 108 and

of the Annual Report 2017 is incorporated herein by reference.

16.F Change in registrant’s certifying accountant

Not applicable.

16.G Corporate governance

The information set forth under the heading “Chairman’s governance review-Statement of compliance with governance codes and standards in 2017” on page 51 of the Annual Report 2017 is incorporated herein by reference.

16.H Mine safety disclosure

The information set forth in Exhibit 16.1 is incorporated herein by reference.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial information concerning the Company set forth under the headings “2017 Financial statements”, “Primary financial statements” on pages 112 to 116 and Notes 1 to 44 on pages 118 to 181, Note 46 on pages 183 to 201, and pages 206 to 208 of the Annual Report 2017 is incorporated herein by reference.

Report of Independent Registered Public Accounting Firms

To the Boards of Directors and Shareholders of Rio Tinto plc and Rio Tinto Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of the Rio Tinto Group (comprising Rio Tinto plc and Rio Tinto Limited and their respective subsidiaries) as of 31 December 2017 and 2016, and the related Group income statement, the Group statement of comprehensive income, the Group cash flow statement and the Group statement of changes in equity for each of the three years in the period ended 31 December 2017, including the related notes  (collectively referred to as the “consolidated financial statements”).  We also have audited the Group’s internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.  Also in our opinion, the Rio Tinto Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Rio Tinto Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Rio Tinto Group's internal control over financial reporting based on our audits.  We are public accounting firms registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers LLP	/s/ PricewaterhouseCoopers
PricewaterhouseCoopers LLP	PricewaterhouseCoopers
London, United Kingdom	Brisbane, Australia
28 February 2018	28 February 2018
In respect of the Board of Directors and	In respect of the Board of Directors and
Shareholders of Rio Tinto plc	Shareholders of Rio Tinto Limited

PricewaterhouseCoopers LLP and PricewaterhouseCoopers have acted as auditors of Rio Tinto since its formation under a dual listed company structure in 1995.

A predecessor firm of PricewaterhouseCoopers LLP have served as the auditor of a predecessor company of Rio Tinto plc since 1958 and a predecessor firm of PricewaterhouseCoopers have served as the auditor of a predecessor company of Rio Tinto Limited since 1959.

ITEM 19. EXHIBITS

Exhibits marked “*” have been filed as exhibits to this Annual report on Form 20-F and other exhibits have been incorporated by reference as indicated.

INDEX

Exhibit Number	Description
1.1

Articles of Association of Rio Tinto plc (adopted by special resolution passed on 20 April 2009 and amended on 1 October 2009) (incorporated by reference to Exhibit 1.1 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1‑10533)

1.2

Constitution of Rio Tinto Limited (CAN 004 458 404) (as adopted by special resolution passed on 24 May 2000 and amended by special resolution on 18 April 2002, 29 April 2005, 27 April 2007, 24 April 2008 and 20 April 2009) (incorporated by reference to Exhibit 1.2 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1‑10533)

3.1*

DLC Merger Implementation Agreement, dated 3 November 1995 between CRA Limited and The RTZ Corporation PLC relating to the implementation of the DLC merger (incorporated by reference to Exhibit 2.1 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1‑10533)

3.2

DLC Merger Sharing Agreement, dated 21 December 1995 and amended on 14 April 2005, 29 April 2005 and 18 December 2009 between CRA Limited and The RTZ Corporation PLC relating to the ongoing relationship between CRA and RTZ following the DLC merger (incorporated by reference to Exhibit 3.2 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1‑10533)

3.3

RTZ Shareholder Voting Agreement, dated 21 December 1995 and amended on 18 January 2010 between The RTZ Corporation PLC, RTZ Shareholder SVC Pty. Limited, CRA Limited, R.T.Z. Australian Holdings Limited and The Law Debenture Trust Corporation p.l.c (incorporated by reference to Exhibit 3.3 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1‑10533)

3.4

CRA Shareholder Voting Agreement, dated 21 December 1995 and amended 18 January 2010 between CRA Limited, CRA Shareholder SVC Limited, The RTZ Corporation PLC and The Law Debenture Trust Corporation p.l.c., relating to the RTZ Special Voting Share (incorporated by reference to Exhibit 3.4 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1‑10533)

4.01	Rio Tinto plc - Share Option Plan 2004 (incorporated by reference to Exhibit 4.3 of Rio Tinto’s Registration statement on Form S-8, File No. 333‑147914)

4.02	Rio Tinto Limited - Share Option Plan 2004 (incorporated by reference to Exhibit 4.6 of Rio Tinto’s Registration statement on Form S-8, File No. 333‑147914)

4.03

Rules of the Rio Tinto plc Performance Share Plan 2004 (formerly known as the Rio Tinto plc - Mining Companies Comparative Plan 2004) (incorporated by reference to Exhibit 4.03 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2011, File No. 1‑10533)

4.04

Rules of the Rio Tinto Limited Performance Share Plan 2004 (formerly known as the Rio Tinto Limited - Mining Companies Comparative Plan 2004) (incorporated by reference to Exhibit 4.04 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2011, File No. 1‑10533)

4.05

Rules of the Rio Tinto plc Performance Share Plan 2013 (incorporated by reference to Exhibit 4.05 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2013, File No. 1‑10533)

4.06

Rules of the Rio Tinto Limited Performance Share Plan 2013 (incorporated by reference to Exhibit 4.06 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2013, File No. 1‑10533)

4.07	Rules of the Rio Tinto plc Bonus Deferral Plan (incorporated by reference to Exhibit 4.4 of Rio Tinto’s Registration statement on Form S-8, File No. 333‑202547)

4.08	Rules of the Rio Tinto Limited Bonus Deferral Plan (incorporated by reference to Exhibit 4.6 of Rio Tinto’s Registration statement on Form S-8, No. 333‑202547)

8.1**	List of subsidiary companies

12.1**	Certifications pursuant to Rule 13a‑14(a) of the Exchange Act

13.1**

Certifications furnished pursuant to Rule 13a‑14(b) of the Exchange Act (such certifications are not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference in any filing under the Securities Act)

15.1**

Consent of Independent Registered Public Accounting Firms to the incorporation of the audit report relating to the Rio Tinto Group and effectiveness of internal control over financial reporting of the Rio Tinto Group by reference in registration statements on Form F-3 and Form S-8

15.2**	Rio Tinto Annual Report 2017†

16.1**	Mine safety and health administration safety data
*	Paper filing in 1995
**	Filed herewith
†

Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b‑23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Report 2017 is not deemed to be filed as part of this Form 20-F.

Signature

The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this Annual Report on their behalf.

Rio Tinto plc	Rio Tinto Limited
(Registrant)	(Registrant)
/s/ Steve Allen	/s/ Steve Allen
Name: Steve Allen	Name: Steve Allen
Title: Company Secretary	Title: Joint Company Secretary

Date: 28 February 2018	Date: 28 February 2018