Form 20-F/A
period 2017-12-31
RIO TINTO PLC; RIO TINTO LTD
filed 2018-03-29
CIK 863064, 887028

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No. 1)

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

    Yes  ☒    No  ☐

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

    Yes  ☐    No  ☒

Explanatory Note

This Amendment No. 1 to Form 20-F (“Form 20-F/A” or Amendment No. 1”) amends the annual report for the year ended 31 December 2017 of Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”), which was filed with the Securities and Exchange Commission on 1 March 2018 (the “Original  2017 Form 20-F”). Rio Tinto is filing this Amendment No. 1 solely to furnish Exhibit 101, which was not included in the Original 2017 Form 20-F. Exhibit 101 includes information in eXtensible Business Reporting Language (XBRL).

Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 2017 Form 20-F, and Rio Tinto has not updated disclosures included therein to reflect any events that occurred subsequent to 1 March 2018.

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and are otherwise not subject to liability under those sections.

PART III

Item 19.  Exhibits.

Exhibit Number	Description of Exhibit
101

(1) Consolidated Balance Sheets as of 31 December 2017 and 2016;

(2) Consolidated Statements of Income for the years ended 31 December 2017, 2016 and 2015;

(3) Consolidated Statements of Cash Flows for the years ended 31 December 2017, 2016 and 2015;

(4) Consolidated Statements of Equity for the years ended 31 December 2017, 2016 and 2015; and

(5) Notes to Consolidated Financial Statements.

Signature

The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F/A and that they have duly caused and authorised the undersigned to sign this Amendment No. 1 to the Annual Report on their behalf.

Rio Tinto plc	Rio Tinto Limited
(Registrant) /s/ Steve Allen	(Registrant) /s/ Steve Allen
Name: Steve Allen	Name: Steve Allen
Title: Company Secretary	Title: Joint Company Secretary

Date: 29 March 2018	Date: 29 March 2018