Form 20-F
period 2018-12-31
RIO TINTO PLC; RIO TINTO LTD
filed 2019-03-04
CIK 863064, 887028

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: 31 December 2018

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from: to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404

(Exact Name of Registrant as Specified in Its Charter)	(Exact Name of Registrant as Specified in Its Charter)

England and Wales	Victoria, Australia
(Jurisdiction of Incorporation or Organisation)	(Jurisdiction of Incorporation or Organisation)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of Principal Executive Offices)	(Address of Principal Executive Offices)

Julie Parent, T: 514-848-8519, E: julie.parent@riotinto.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered	Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares*	New York Stock Exchange
Ordinary Shares of 10p each** 3.750% Notes due 2025 7.125% Notes due 2028 5.200% Notes due 2040 4.750% Notes due 2042 4.125% Notes due 2042	New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange	3.750% Notes due 2025 7.125% Notes due 2028 5.200% Notes due 2040 4.750% Notes due 2042 4.125% Notes due 2042	New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange

*	Evidenced by American Depositary Receipts. Each American Depositary Share Represents one Rio Tinto plc Ordinary Shares of 10p each.
**	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Class	Title of Class Shares
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of each class	Rio Tinto plc - Number	Rio Tinto Limited - Number	Title of each class
Ordinary Shares of 10p each	1,287,659,651	371,216,214	Shares
DLC Dividend Share of 10p	1	1	DLC Dividend Share
Special Voting Share of 10p	1	1	Special Voting Share

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

Yes   ☒    No   ☐

Indicate by check mark whether the registrant has submitted electronically every

Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Yes  ☐    No   ☒

This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended 31 December 2018 of Rio Tinto plc and Rio Tinto Limited (“2018 Form 20-F”). Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2018 Form 20-F of Rio Tinto set out below is being incorporated by reference from the “Annual report 2018” included as exhibit 15.2 to this 2018 Form 20-F (“Annual report 2018”).

Only (i) the information set out below with the reference to specific pages of the Annual report 2018, including any page references incorporated in the incorporated material unless specifically noted otherwise (ii) the cautionary statement concerning forward-looking statements on page 300 of the Annual report 2018, and (iii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statement on Form F-3 File No. 333-217778, and Registration Statements on Form S-8 File Nos. 333-184397, 333-147914, 333-156093, 333-202546, 333-202547 and 333-224907 and any other documents, including documents filed by Rio Tinto plc and Rio Tinto Limited pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2018 Form 20-F. Any information herein which is not referenced in the 2018 Form 20-F or the Exhibits themselves, shall not be deemed to be so incorporated by reference. The Annual report 2018 contains references to our website. Information on our website or any other website in the Annual report 2018 is not incorporated into this document and should not be considered part of this document. We have included any website as an inactive textual reference only.

All reference in the 2018 Form 20-F to “we”, “our”, the “company” or the “Group” mean Rio Tinto plc and Rio Tinto Limited.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected financial data

The information set forth under the headings:

●	“2018 at a glance” on pages 4 and 5;

●	“Financial review” on pages 26 to 31;

●	“Five-year review” on page 73; and

●	“Shareholder information-Dual listed companies structure” on pages 292 and 293;

of the Annual report 2018 is incorporated herein by reference.

2018 dividends

The following chart sets out the amounts of interim and final dividends paid or payable on each share or American Depositary Shares (ADS) in respect of each financial year, but before deduction of any withholding tax.

	2018	2017	2016	2015	2014
Rio Tinto Group – US cents per share

Interim	127.00	110.00	45.00	107.50	96.00

Special	243.00	--	--	--	--

Final	180.00	180.00	125.00	107.50	119.00
Total	550.00	290.00	170.00	215.00	215.00
Rio Tinto plc – UK pence per share

Interim	96.82	83.13	33.80	68.92	56.90

Special	183.55	--	--	--	--

Final	135.96	129.43	100.56	74.21	77.98
Total	416.33	212.56	134.36	143.13	134.88
Rio Tinto Limited – Australian cents per share

Interim	170.84	137.72	59.13	144.91	103.09

Special	338.70	--	--	--	--

Final	250.89	228.53	163.62	151.89	152.98
Total	760.43	366.25	222.75	296.80	256.07
Rio Tinto plc – US cents per ADS

Interim	126.79	110.99	44.59	104.94	93.30

Special(a)	--	--	--	--	--

Final(a)	--	181.15	125.62	106.66	115.76
Total(a)	--	292.14	170.21	211.60	209.06

(a)	The special and final dividend payable to holders of ADSs for the 2018 financial year will be announced on 11 April 2019 when the pounds sterling to US dollar currency conversion rate is determined.

3.B Capitalisation and indebtedness

Not applicable.

3.C Reasons for the offer and use of proceeds

Not applicable.

3.D Risk factors

Risk management

We are exposed to a variety of risks that can affect our business performance, reputation and licence to operate – financially, operationally and in terms of compliance. Creating shareholder value is the reward for taking and accepting risk. Effective management of risk is therefore critical to whether we can achieve our strategic objectives.

The risk landscape in 2018

The geopolitical context remained unsettled during 2018, with rising trade tensions creating increased market volatility. We have, however, generally experienced a favourable market and pricing environment. While there have been inflationary cost pressures affecting the industry, we have focused on delivering continued operational efficiencies through our mine-to-market productivity programme to defend our margins. Our solid cash flows, underpinned by strong prices and cash from divestments, have further strengthened our balance sheet and decreased our liquidity risk. We have also maintained a strong discipline around capital allocation: returning cash to shareholders and investing in high-quality long-term greenfield and brownfield projects.

In 2018, we continued to enhance our controls for managing operational risks. In particular, we are strengthening how we manage the risks of major hazards through a Group-wide improvement programme, and are applying more rigorous cyber-security controls to deal with the evolving and growing threat of cyber attacks and security exposures.

Our trading and sales and marketing teams have continued to develop a more sophisticated market interface with the ongoing expansion of our Commercial division in Singapore. We are building a robust governance, risk and controls framework to support the Commercial team and to manage the strategic, financial and operational risks to which they are exposed.

We also continue to focus on managing risks relating to our relationships with governments, communities and key customers and suppliers. Our partner-to-operate strategy supports the creation and maintenance of mutually beneficial partnerships with key stakeholders, particularly host governments.

Our managed and non-managed joint ventures, particularly operations in places with higher sovereign risk, continue to need close monitoring and active management. Our non-managed joint-venture portfolio is now better aligned with our strategic priorities and appetite for risk, after the sale of our interest in the Grasberg mine in Indonesia. And we are continuing to refine our portfolio for a future carbon-constrained world, with the sale of our Australian coal assets.

You can see changes to our risk profile during 2018 on the following pages. For more detail on movements and the monitoring of these exposures, see pages 34-51 (Business reviews), 76-141 (the Directors’ report) and the Notes to the financial statements on page 150 of the Annual report 2018.

Emerging risks

In the near term, we expect to face continued macroeconomic and geopolitical uncertainty. The global economic cycle is expected to weaken due to monetary policy normalisation, the fading impacts of the US stimulus and weakening demand in China. We see the most significant short-term risks to be the impact on market sentiment of continuing global trade tensions, the potential for a sharp and prolonged downward correction in global equities, and a worse-than-expected slowdown in the Chinese economy.

We are also mindful of the ongoing rise of populism in many of the markets in which we operate. This is likely to lead to increasing resource nationalism and pressure from governments, communities and customers for a greater share of the wealth that our business creates. Related to this, we also see a tightening of scrutiny around foreign investments.

In the medium term, we see both threats and opportunities in technological disruption – from mining and processing automation to machine learning and artificial intelligence. We aim to use these technologies to improve productivity in increasingly sophisticated markets, while managing the social implications of automation in partnership with our host governments.

In the longer term, we predict increasing demand for sustainable working practices and a growing need to manage environmental and other risks to our licence to operate, such as land reform. Climate change represents perhaps the greatest long-term threat to our business, but also brings opportunities. We will need to show resilience to the risks it poses – physical, regulatory and market. A low-carbon economy may lead to structural shifts such as a step-change in recycling, but it will also fuel higher demand for commodities like copper and raw materials for batteries.

Already, societal expectations around water and closure management are changing. We have considerably enhanced our framework for managing water risk, developing a comprehensive Water Risk Profile, Group-wide water metric and

Group water target. We have also created a centrally coordinated closure strategy and a dedicated Closure team to provide strong lifecycle planning and to oversee our growing activities related to closing and repurposing our sites.

  Principal risks and uncertainties exposure at a glance – 2018 trend

	External	Internal	Internal and external

Increasing risk or uncertainty	- Sovereign risk - China development pathway - Commodity prices		- Attracting and retaining talent

No change in risk or uncertainty	- Strategic partnership	- Execution of acquisitions and divestments - Capital project development - Health, safety, environment and communities	- Exploration and resources - Operational excellence - Regulation and regulatory intervention

Decreasing risk or uncertainty			- Liquidity

How we manage risk

Underpinned by our risk policy and standards, our approach to risk management and internal control is aimed at embedding risk awareness in all decision-making, and a commitment to managing risk proactively and effectively. This includes:

-	Identifying and evaluating threats and opportunities early.
-	Managing and preventing threats before they materialise, and responding effectively if they do.
-	Actively pursuing opportunities to capture value within agreed risk tolerances.

We make accountability for risk management very clear in our business – this is a key performance area for line managers.

Our Risk team supports the understanding and management of risk at all levels of the business. They provide a framework for managing and reporting material risks, escalating key issues to the Executive Committee and ultimately to the board, if appropriate. They also support the Risk Management Committee.

Our process for identifying, evaluating and managing material business risks is designed to manage rather than eliminate threats – where appropriate, accepting a degree of risk to generate returns. Certain threats, such as natural disasters, cannot be managed using internal controls, and there is limited capacity in the international insurance markets to transfer such risks.

We have material investments in a number of jointly controlled entities. Where we do not have managerial control, we may be unable to ensure that management will comply with our policies and standards, but we use what influence we have.

Our risk management framework

The responsibility for identifying, evaluating and managing risks lies with all our employees and business leaders. They operate within the Group-wide framework to manage risks within approved limits.

The framework also defines the oversight responsibilities of the board and the Executive Committee. Both are supported by our Risk Management Committee and central support functions, such as Risk and Group Internal Audit, to enable the effective identification, evaluation and management of risk across our business.

Our framework lays out a three lines of defence approach to managing risks and controls:

First line: employees and business leaders own risks.

Second line: our central support functions and Risk Management Committee control our risk framework and internal control systems.

Third line: Group Internal Audit assures our internal control systems.

The key risk management responsibilities throughout the Group are outlined below.

Our risk management framework

Oversight	Board

-  Determines the nature and extent of acceptable risk as we pursue our strategic objectives.

-  Confirms that management’s risk limits reflect the level of risk the board is willing to accept to achieve our strategic objectives.

-  Oversees the risk management process.

Board committees

-  At least once a year, the Audit Committee monitors and reviews the maturity and effectiveness of our risk management and internal control systems.

-  The Audit and Sustainability Committees review regular reports from management on the strategies and controls applied to any material business risks identified within the Committees’ scope.

Third line	Group Internal Audit	- Provides independent and objective assurance that our risk management and internal control systems are adequate and effective.
Second line	Executive Committee	- Sets our risk strategy and assesses the risks inherent in key investments and in strategic, business or annual plans.
	Risk Management Committee	- Oversees our risk management framework to help identify significant risks to Group-level objectives and to make sure we have effective risk management processes.
Risk function

-  Coordinates and supports Group-level risk management activity and reporting.

-  Embeds risk management into core business processes, such as planning and capital allocation.

-  Builds risk management capability and a risk-aware culture throughout the Group.

Other central support functions and management committees

-  Provide targeted expertise and support to risk, action and control owners.

-  Develop and maintain specific controls, including policies, standards and procedures, to support the effective management of material Group-level risk within the agreed limits.

-  Assure first line of defence compliance with controls.

First line	Product groups and central functions, executive/audit forums

-  Monitor material risks and track activities to manage risk within their own business activities, escalating when appropriate.

-  Consider risk and uncertainty in strategic and business planning and capital allocation proposals.

	Product groups and business units	- Identify, assess and manage risks in operations, functions and projects.
	Risk Community of Practice	- Supports alignment, consistency and continuous improvement of risk management.

Principal risks and uncertainties

The principal risks and uncertainties outlined in this section reflect the inherent risks that could materially affect Rio Tinto or its ability to meet its strategic objectives, either directly or by triggering a succession of events that in aggregate become material to the Group.

Rio Tinto’s business units and functions assess the potential economic and non-economic consequences of their respective risks using the framework defined by the Group’s Risk standard. Once identified, each principal risk or uncertainty is reviewed and monitored by the relevant internal experts and by the Risk Management Committee and, as appropriate, by the relevant board committees and the board.

There may be additional risks unknown to Rio Tinto and other risks currently not believed to be material which could turn out to be material. A number of them, particularly those with longer-term potential impacts, are referred to in the sustainable development section on pages 52 to 63 of the Annual report 2018.

The principal risks and uncertainties should be considered in connection with any forward-looking statements in the Annual report 2018 and the cautionary statement on page 300 of the Annual report 2018.

Market risks Rio Tinto operates in global markets and accepts the impact of exchange rate movements and market-driven prices for our commodities, seeking premiums where possible.

Commodity prices: inherent risk and uncertainty

Commodity prices, driven by demand and supply for the Group’s products, vary outside of expectations over time.

Exchange rate variations and geopolitical issues may offset or exacerbate this risk.

Anticipating and responding to market movements is inherently uncertain and outcomes may vary.

Threats

Falling commodity prices, or adverse exchange rate movements, reduce cash flow, limiting profitability and shareholder returns. These may trigger impairments and/or impact rating agency metrics. Extended subdued prices may reflect a longer-term fall in demand for the Group’s products, and the reduced earnings and cash flow streams resulting from this may limit investment and/or growth opportunities.

Failure to deliver planned returns from commercial insights would negatively impact cash flows for the Group.

China development pathway: inherent risk and uncertainty China’s growth pathway could impact demand for the Group’s products outside of expectations.

Threats

China is the largest market for our products, and Chinese demand is a strong driver, at times the dominant one, of the market price of the commodities we produce. An economic slowdown in China, and/or a material change in policy, could result in a slowdown in demand for our products and reduced earnings and cash flow for the Group.

Strategic risks Rio Tinto enforces disciplined capital allocation to the best returning opportunities (organic and inorganic growth projects) or returns to shareholders.
Execution of acquisitions and divestments: inherent risk and uncertainty Rio Tinto’s ability to secure planned value by successfully executing divestments and acquisitions may vary.

Threats

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

Capital project development: inherent risk and uncertainty The Group’s ability to deliver projects successfully may vary.

Threats

A delay or overrun in a project schedule could negatively impact the Group’s profitability, cash flows, ability to repay project-specific indebtedness, asset carrying values, growth aspirations and relationships with key stakeholders.

Strategic partnerships: inherent risk and uncertainty

Strategic partnerships play a material role in delivering the Group’s production, cash and market positioning, and these may not always develop as planned.

Threats

Joint-venture partners may hinder growth by not agreeing to support investment decisions. For non-managed operations, the decisions of the controlling partners may cause adverse impacts to the value of the Group’s interest in the operation or to its reputation and may expose it to unexpected financial liability.

Financial risk Rio Tinto maintains a strong balance sheet and liquidity position to preserve financial flexibility through the cycle.
Liquidity: inherent risk and uncertainty External events and internal capital discipline may impact Group liquidity.

Threats

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

Exploration and resources: inherent risk and uncertainty

The success of the Group’s exploration activity may vary. In addition, estimates of ore reserves are based on uncertain assumptions that, if changed, could result in the need to restate ore reserves and mine plans.

Threats

A failure to discover new viable orebodies could undermine future growth prospects.

The risk that new information comes to light or that operating conditions change means that the economic viability of some ore reserves and mine plans can be restated downwards. As a result, projects may be less successful and of shorter duration than initially anticipated, and/or the asset value may be impaired.

Health, safety, environment and community (HSE&C) risks

Rio Tinto’s operations are inherently hazardous. We manage responsibly to preserve our licence to operate and ensure our employees and contractors go home safe and healthy.

HSE&C: inherent risk and uncertainty

Our operations and projects are inherently hazardous with the potential to cause illness or injury, damage to the environment, disruption to a community or a threat to personal security.

Threats

Failure to manage our health, safety, environment or community risks could result in a catastrophic event or other long-term damage which could in turn harm the Group’s financial performance and licence to operate.

Recognised hazards and threats include, among others, underground operations, pit slope instability, tailings facilities, process safety, infrastructure, vector-borne and pandemic disease, chemicals, gases, vehicles and machinery, aviation, extreme natural environments, endangered flora or fauna, areas of cultural heritage significance, water supply stress and climate change.

Stakeholder risks

Rio Tinto recognises the value of positive engagement with a range of stakeholders, and seeks to develop collaborative and mutually beneficial partnerships though our partner-to-operate strategy.

Sovereign risk: inherent risk and uncertainty

The Group’s operations are located across a number of jurisdictions, which exposes the Group to a wide range of economic, political, societal and regulatory environments.

Threats

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

Regulation and regulatory intervention: inherent risk and uncertainty

The Group’s reputation and regulatory licences are dependent upon appropriate business conduct and are threatened by actual or perceived breaches of law, reputation or our code of conduct.

Threats

Fines may be imposed against Group companies for breaching anti-trust rules, anti-corruption legislation, sanctions or human rights violations or for other inappropriate business conduct.

A serious allegation or formal investigation by increasingly connected regulatory authorities (regardless of ultimate finding) could result in a loss in share price value and/or assets or loss of business. Other consequences could include the criminal prosecution of individuals and/or Group companies, imprisonment, fines, legal liabilities and reputational damage to the Group. There may also be considerable cost and disruption in responding to allegations or investigations and related litigation, and in taking remedial action.

Operations, projects and people risks Rio Tinto seeks to achieve operational and commercial excellence, and to attract and retain the best people in the industry.

Operational excellence: inherent risk and uncertainty

Excellence at our operations and projects is derived from high operational and human productivity and innovation, which requires quality people, processes and systems.

Threats

Business interruption may arise from a number of circumstances, including:

-  Operational difficulties throughout the value chain, such as extended industrial dispute, delayed development, bottlenecks or interruptions to infrastructure for power, water and transportation.

-  Operational failure such as a process safety incident, major pit slope, dump or tailings/water impoundment failure or underground incident.

-  Cyber breach/incident affecting commercial and operational systems.

-  Natural disasters such as earthquakes, subsidence, drought, flood, fire and storm can impact mines, smelters, refineries and infrastructure installations. Some of these risks are likely to increase through the impact of climate change.

Any of these events could result in a significant HSE&C incident, an interruption to operations, the inability to deliver products or a commercial loss.

Attracting and retaining talent: inherent risk and uncertainty Attracting and retaining talent as the company and industry evolves presents a constant challenge.	Threats The inability to attract or retain key talent will constrain the Group’s ability to reach its goals within planned timeframes.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and development of the company

The information set forth under the headings:

●	“Shareholder information-Organisational structure” on page 292;

●	“Shareholder information-History” on page 292;

●	“Shareholder information-Nomenclature and financial data” on page 292;

●	“Shareholder information-Dual listed companies structure” on pages 292 and 293;

●	“Contact details-Registered offices” on page 299;

●	“Business reviews-Iron Ore” on pages 34 to 37;

●	“Business reviews-Aluminium” on pages 38 to 41;

●	“Business reviews-Copper & Diamonds” on pages 42 to 45;

●	“Business reviews-Energy & Minerals” on pages 46 to 49;

●	“Business reviews-Commercial” on page 51;

●	“Directors’ report-Additional statutory disclosure-Operating and financial review-Transactions” on page 137;

●	“Sustainable development” on pages 52 to 63;

●	“Portfolio management-Material acquisitions and divestments” on page 33;

●	“Portfolio management-Capital projects” on pages 32 and 33;

●	“Key performance indicators” on pages 20 to 23;

●	“Rio Tinto financial information by business unit” on pages 249 to 251;

●	“Financial statements Note 2-Operating segments” on pages 165 to 168;

●	“Financial statements Note 37-Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses” on pages 208 and 209; and

●	“Financial statements Note 42-Events after the balance sheet date” on page 211 of the Annual report 2018 is incorporated herein by reference.

In 2018 and 2017, the Group did not receive any public takeover offers by third parties in respect of Rio Tinto plc shares or Rio Tinto Limited shares or make any public takeover offers in respect of other companies’ shares.

Rio Tinto’s Form 20-F and other filings can be viewed on the Rio Tinto website at www.riotinto.com as well as the SEC website at www.sec.gov.

4.B Business overview

The information set forth under the headings:

●	“2018 at a glance” on pages 4 and 5;

●	“Market context: our business in a transforming world” on pages 10 to 11;

●	“Market context: strategic realities” on pages 12 and 13;

●	“Business model and strategy: the way we work” on pages 14 to 17;

●	“Business model and strategy: our strategy in action” on pages 18 and 19;

●	“Key performance indicators” on pages 20 to 23;

●	“Financial review” on pages 26 to 31;

●	“Business reviews-Iron Ore” on pages 34 to 37;

●	“Business reviews-Aluminium” on pages 38 to 41;

●	“Business reviews-Copper & Diamonds” on pages 42 to 45;

●	“Business reviews-Energy & Minerals” on pages 46 to 49;

●	“Business reviews-Growth & Innovation” on page 50;

●	“Business reviews-Commercial” on page 51;

●	“Financial statements Note 3-Operating segments-additional information” on pages 169 and 170;

●	“Directors’ report-Additional statutory disclosure-Government regulations” on page 140; and

●	“Directors’ report-Additional statutory disclosure-Environmental regulations” on page 140 of the Annual report 2018 is incorporated herein by reference.

Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934

Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires an issuer to disclose in its annual reports, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran during the period covered by the report. Disclosure is required even where the activities, transactions or dealings are conducted outside the United States by non-U.S. persons in compliance with applicable law, and whether or not the activities are sanctionable under US law. Pursuant to Section 13(r) of the Exchange Act, the company notes the following in relation to activities that took place in 2018, or in relation to activities the company became aware of in 2018 relating to disclosable activities prior to the reporting period.

The company routinely takes action to protect its intellectual property rights in many countries throughout the world, including Iran. In connection with such protection efforts, the company has used, directly or indirectly, Intellectual Property firms with an agent or branch office in Iran to assist with the filing of patent and trade-mark applications, prosecution activities and maintenance in Iran. Contact with the firms has been minimal and solely limited to these activities. Certain transactions related to patents, trademarks and copyright are authorised activities under U.S sanctions against Iran (including the filing of an application to obtain a patent or trade-mark in Iran), and although the company is not a U.S person, it believes its limited activities in this regard are consistent with this authorisation.

Rio Tinto acquired its interest in Namibia-based Rössing Uranium Limited (Rössing) in 1970. The Iran Foreign Investments Company (IFIC) acquired its original minority shareholding in Rössing in 1975. IFIC’s interest predates the establishment of the Islamic Republic of Iran and the U.S. economic sanctions targeting Iran’s nuclear, energy and ballistic missile programs. IFIC acquired and continues to own a minority shareholding in Rössing in accordance with Namibian law. The Treasury Department’s Office of Foreign Assets Control designated IFIC as a Specially Designated National on 5 November 2018.

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

As a shareholder in Rössing, Rio Tinto has no power or authority to divest IFIC’s holding in Rössing. However, Rössing has taken several recent steps to limit IFIC’s future involvement in Rössing.

The Rössing board took steps in 2012 to terminate IFIC’s involvement in the governance of Rössing. As a shareholder in Rössing, IFIC was entitled under Namibian law to attend annual general meetings of Rössing, which they do attend. IFIC was previously represented on the board of Rössing by two directors. While this level of board representation did not provide IFIC with the ability to influence the conduct of Rössing’s business on its own, the Rössing board nonetheless determined that, in light of international economic sanctions, it would be in the best interest of Rössing to terminate IFIC’s involvement in board activity. Therefore, on 4 June 2012, at the annual general meeting of Rössing, the shareholders of the company, including Rio Tinto, voted not to re-elect the two IFIC board members. This ended

IFIC’s participation in Rössing board activities. IFIC accordingly is not represented on the Rössing board, nor does it have the right to attend board meetings or receive any board information.

While IFIC is entitled to its pro rata share of any dividend that the majority of the board may declare for all shareholders in Rössing, IFIC has not received such monies since early 2008. Simply by maintaining its own shareholding in Rössing, Rio Tinto is not engaging in any activity intended or designed to confer any direct or indirect financial support for IFIC. A dividend was declared for 2015 in March 2016 and an interim 2016 dividend declared in August 2016 with approximately US$13.6 million (representing IFIC’s portion of the dividends declared in 2016) deposited into a restricted bank account in Namibia held in favour of IFIC since 2008. Rössing has not declared any dividends since August 2016.

Rössing is one of the world’s largest and longest-operating uranium mines. All of the uranium produced by Rössing is sold to Rio Tinto Marketing Pte. Ltd, (doing business as Rio Tinto Uranium), which re-sells this product to electric utilities in North America, Asia and Europe. As a minority shareholder, IFIC has no uranium product off-take rights. Neither IFIC nor other Government of Iran entities have any supply contracts in place with Rössing and none receive any uranium from Rössing. IFIC also does not have access to any technology through its investment in Rössing or rights to such technology.

On 26 November 2018, Rio Tinto has entered into a binding agreement with China National Uranium Corporation Limited (“CNUC”) for the sale of its entire 68.62 per cent stake in Rössing. The total consideration comprises an initial cash payment of US$6.5 million, payable at completion, and a contingent payment of up to US$100 million following completion. The contingent payment is linked to uranium spot prices and Rössing’s net income during the next seven calendar years. In addition, Rio Tinto will receive a cash payment if CNUC sells the Zelda 20 Mineral Deposit during a restricted period following completion. The total consideration is subject to a maximum cap of US$106.5 million. The transaction is subject to certain conditions precedent, including merger approval from the Namibian Competition Commission. Subject to these conditions being met, the transaction is expected to complete in the first half of 2019. Following completion of the divestment, Rio Tinto Marketing Pte Ltd will continue to purchase a quantity of uranium produce by Rössing, in order to satisfy existing contractual commitments with customers.

While Rio Tinto does not view itself as actively transacting or entering into business dealings with an instrumentality of the Government of Iran or a Specially Designated National, this information has been provided to ensure transparency regarding the passive, minority shareholding in Rössing currently held by IFIC. Rio Tinto has disclosed the IFIC shareholding matter to the United States Government and has periodically updated the U.S. Department of State as to the same.

See below Item 5.A, “Additional financial information-Sales revenue” (Iron Ore, Aluminium, Copper & Diamonds, Energy & Minerals).

4.C Organizational structure

The information set forth under the headings:

●	“Shareholder information-Organisational structure” on page 292;

●	“Financial statements Note 33-Principal subsidiaries” on pages 203 to 205;

●	“Financial statements Note 34-Principal joint operations” on page 205;

●	“Financial statements Note 35-Principal joint ventures” on page 206; and

●	“Financial statements Note 36-Principal associates” on pages 207 and 208 of the Annual report 2018 is incorporated herein by reference.

4.D Property, plant and equipment

The information set forth under the headings:

●	“Portfolio management-Capital projects” on page 32 and 33;

●	“Sustainable development” on pages 52 to 63;

●	“Key performance indicators” on pages 20 to 23;

●	“Business reviews-Iron Ore” on pages 34 to 37;

●	“Business reviews-Aluminium” on pages 38 to 41;

●	“Business reviews-Copper & Diamonds” on pages 42 to 45;

●	“Business reviews-Energy & Minerals” on pages 46 to 49;

●	“Directors’ report-Additional statutory disclosure-Environmental regulations” on page 140;

●	“Directors’ report-Additional statutory disclosure-Greenhouse gas emissions” on page 140;

●	“Metals and minerals production” on pages 268 to 270;

●	“Ore reserves” on pages 271 to 277 and page 279;

●	“Mines and production facilities” on pages 282 to 287; and

●	“Financial statements Note 14-Property, plant and equipment” on pages 178 and 179 of the Annual report 2018 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As far as the Group is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before 31 December 2018.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating results

The information set forth under the headings:

●	“Financial review” on pages 26 to 31;

●	“Business reviews-Iron Ore” on pages 34 to 37;

●	“Business reviews-Aluminium” on pages 38 to 41;

●	“Business reviews-Copper & Diamonds” on pages 42 to 45;

●	“Business reviews-Energy & Minerals” on pages 46 to 49;

●	“Sustainable development” on pages 52 to 63;

●	“Directors’ report-Additional statutory disclosure-Government regulations” on page 140;

●	“Directors’ report-Additional statutory disclosure-Environmental regulations” on page 140; and

●	“Financial statements Note 30-Financial instruments and risk management” on pages 189 to 199 of the Annual report 2018 is incorporated herein by reference.

5.A Operating results continued

Additional Financial Information

To provide additional insight into the performance of our business, we report underlying EBITDA and underlying earnings, which are defined in “Financial statements Note 2 - Operating segments” on pages 165 to 168 of the Annual report 2018.

2018 net earnings of US$13.6 billion were US$4.8 billion above the 2017 net earnings of US$8.8 billion. Net earnings represent amounts attributable to owners of Rio Tinto. International Financial Reporting Standards (IFRS) requires that the profit/(loss) for the period reported in the income statement should also include earnings/(losses) attributable to non-controlling interests in subsidiaries. The table below lists the principal factors driving the movement in net earnings between periods and reconciles to profit for the year.

	2018 vs 2017
	US$m	US$m
2017 Net earnings		8,762
Prices(a)	277
Exchange rates(a)	286
Volume and mix(a)	863
General inflation(a)	(301)
Energy(a)	(436)
Operating cash cost movements (a)	(750)
Higher exploration and evaluation spend(a)	(43)
One-off items (a)	(23)
Non-cash / other(a)	(317)
Total changes in underlying EBITDA	(444)
Decrease in depreciation and amortisation (pre-tax) in underlying earnings	391
Decrease in interest and finance items (pre-tax) in underlying earnings	385
Increase in tax on underlying earnings	(149)
Increase in underlying earnings attributable to outside interests	(2)
Total change in underlying earnings(b)		181
Decrease in net impairment charges	377
Increase in gains on consolidation and gains on disposals	1,974
Movement in exchange differences and gains/losses on debt	1,514
Other	830
Total changes in exclusions from underlying earnings		4,695
2018 net earnings		13,638
Profit attributable to non-controlling interests		287
Profit for the year		13,925

(a)	These variances represent the impact on EBITDA.
(b)

Earnings contributions from Group businesses and business segments are based on underlying earnings. Amounts excluded from net earnings in arriving at underlying earnings are described in “Financial statements Note 2 - Operating segments” on page 167 of the Annual report 2018.

Prices

Commodity price movements in 2018 increased underlying EBITDA by US$277 million compared with 2017.

The FOB (free on board) Platts index for 62% iron Pilbara fines was 4% lower on average compared with 2017. Average LME prices for copper and aluminium were up 6% and 7% respectively, compared with 2017. We also benefitted from higher market premiums for aluminium, in particular the mid-west premium in the US which averaged US$419 per tonne in 2018 – a 111% rise on 2017’s US$199 per tonne.

On 1 March 2018, the US government announced a 10% tariff on US imports of aluminium from Canada, which it implemented on 1 June 2018. We do not expect this to have a significant financial impact on our business in the near term.

Exchange rates

Compared with 2017, on average the US dollar strengthened by 3% against the Australian dollar, stayed flat against the Canadian dollar and weakened by 1% against the South African rand. Currency movements increased underlying EBITDA by US$286 million relative to 2017.

Volumes

Higher sales volumes increased underlying EBITDA by US$863 million compared with 2017, mainly in iron ore and copper/gold. Our Pilbara iron ore shipments rose as we debottlenecked our rail network following full implementation of AutoHaul™ autonomous trains and ramped up production from our new Silvergrass mine. In copper, we benefitted from better operating performance at Escondida including the absence of the labour disruption in 2017, as well as higher copper grades at Rio Tinto Kennecott and higher gold grades at Oyu Tolgoi.

Energy

Higher energy prices compared with 2017 reduced our underlying EBITDA by US$436 million. This was mainly due to the average price of oil rising by roughly 31% in 2018 to US$71 per barrel. Our Pacific Aluminium smelters were also affected by higher coal prices and a new power contract.

Operating cash cost movements*

Our cash operating costs rose by US$750 million compared with 2017. The considerable efficiencies we continue to see from our mine-to-market productivity programme were offset by the increasing costs of raw materials – in particular caustic soda, petroleum coke and tar pitch for Aluminium.

Exploration and evaluation spend

We spent US$43 million more on exploration and evaluation compared with last year. This went to our highest-value projects, particularly the Resolution copper project in Arizona.

One off items

One-off items were US$23 million more than in 2017. At Iron Ore Company of Canada, we suspended operations for two months in 2018 (US$236 million impact) before reaching a new labour agreement. At Iron & Titanium, production was suspended after a fatality at our Sorel-Tracy plant and labour disruptions at Richards Bay Minerals (US$132 million impact). In 2017, our most significant one-off item was the strike action at Escondida, which led to lower volumes and higher unit costs with a US$316 million impact.

Non-cash costs/other

The movements in our non-cash costs and other items lowered EBITDA by US$317 million compared with 2017. We had US$717 million less in underlying EBITDA following the sale of our coal businesses in 2017 and 2018. This was partly offset by the US$278 million gain on sale of the Winchester South and Valeria coal development projects and a US$167 million revaluation of a royalty receivable arising from the disposal of the Mount Pleasant coal project in 2016. Our restructuring costs were US$95 million higher as we continued our reorganization around four operating and commercial hubs.

Depreciation and amortisation, net interest and tax

Our depreciation and amortisation charge was US$391 million lower than in 2017, driven by the sale of the thermal coal assets in 2017 and a lower charge at Oyu Tolgoi due to some assets being fully depreciated. Interest and finance items (pre-tax) were US$385 million lower than 2017. This was due to a lower level of net debt, lower early redemption costs from bond purchases and an increase in capitalised interest. In 2018, we completed a bond tender, reducing our gross debt by a further US$1.94 billion equivalent. We also incurred US$94 million in early redemption costs from the bond tender, compared with US$256 million in 2017. Since the start of 2016, we have reduced the nominal value of outstanding bonds from approximately US$21 billion to around US$7.8 billion equivalent, with an average weighted interest rate on the outstanding bonds of around 5%.

* Operating cash cost improvements represent the difference between the current and prior year full cash cost of sales per unit based on the prior year volume sold. This financial performance indicator is used by management internally to assess performance and therefore is considered relevant to users of the accounts.

The 2018 effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 29%, compared with 28% in 2017. The effective tax rate on underlying earnings in Australia in both years was just over 30%. We anticipate an effective tax rate on underlying earnings of approximately 30% in 2019. We expect to make a tax payment of A$1.8 billion (equivalent to US$1.3 billion) in the first half of 2019, relating to our 2018 profits and profit from the sale of our Queensland coking coal assets.

Items excluded from underlying earnings

Refer to page 20 below for a detailed reconciliation between underlying earnings and net earnings.

Profit

Net earnings and underlying earnings refer to amounts attributable to the owners of Rio Tinto. The net profit attributable to the owners of Rio Tinto in 2018 totalled US$13.6 billion (2017: US$8.8 billion). We recorded a profit in 2018 of US$13.9 billion (2017: US$8.9 billion) of which a profit of US$287 million (2017: US$89 million) was attributable to non-controlling interests.

2017 financial performance compared with 2016

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

The Platts price for 62 per cent iron Pilbara fines was 20 per cent higher on average compared with 2016. Achieved average pricing in 2017 was US$59.6 per wet metric tonne on an FOB basis (2016: US$49.3 per wet metric tonne). This equated to US$64.8 per dry metric tonne (2016: US$53.6 per dry metric tonne), which compared with the average FOB Platts price of US$64.1 per dry metric tonne for 62 per cent iron Pilbara fines (2016: US$53.6 per dry metric tonne).

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

Cash costs, exploration and evaluation

Rio Tinto continued to realise considerable savings from its cost reduction programme, delivering US$0.6 billion pre-tax (underlying earnings impact of US$0.4 billion) comprised of operating cash cost improvements* (US$0.5 billion pre-tax) and reductions in exploration and evaluation cash expenditure (US$48 million pre-tax) in 2017, meeting its US$2.0 billion target over 2016 and 2017 six months earlier than scheduled. The Group achieved US$8.3 billion pre-tax (US$5.9 billion post-tax) in total operating cash cost improvements and reductions in exploration and evaluation expenditure compared with the 2012 base. These savings were achieved against a backdrop of rising raw materials costs, in particular for the Aluminium industry.

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

One off items

Group one-off items of US$0.3 billion included in underlying earnings primarily related to the impact of the strike at Escondida in the first half of 2017 which resulted in lower volumes and higher unit costs compared with 2016. In addition there was a deferred tax asset write-down at Grasberg. These were partly offset by receipt of the final insurance settlement relating to the Manefay slide at Kennecott in 2013.

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

Exclusions from underlying earnings 2016-2018

Earnings contributions from Group businesses and business segments are based on underlying earnings. Amounts excluded from net earnings in arriving at underlying earnings are summarised in the discussion of year-on-year results below.

	2018 US$m	2017 US$m	2016 US$m

Impairment charges	(104)	(481)	(183)
Net gains on consolidation and disposal of interests in businesses	3,996	2,022	382
Foreign exchange and derivative gains / (losses) on US dollar net debt and intragroup balances and derivatives not qualifying for hedge accounting	704	(810)	536
Gain on sale of wharf and land in Kitimat, Canada	569	-	-
Changes in closure estimates (non-operating and fully impaired sites)	(335)	-	(282)
Changes in corporate tax rates	-	(439)	-
Rio Tinto Kennecott insurance settlement	-	45	-
Adjustment to deferred tax assets relating to expected divestments	-	(202)	-
Restructuring costs including global headcount reductions	-	-	(177)
Onerous port and rail contracts	-	-	(329)
Tax provision	-	-	(380)
Other exclusions	-	-	(50)

Total excluded in arriving at underlying earnings	4,830	135	(483)

Net earnings	13,638	8,762	4,617

Underlying earnings	8,808	8,627	5,100

2018

In 2018, we recognised US$104 million of post-tax impairment charges, mainly relating to the carrying value of the ISAL aluminium smelter in Iceland following its reclassification to assets held for sale. In 2017, we recognised US$481 million (post-tax) of impairment charges, relating primarily to the carrying values of the Roughrider uranium deposit in Canada, the Rössing Uranium mine in Namibia and the Argyle diamond mine in Australia.

2018 net gains on consolidation and disposal of interests in businesses of US$4.0 billion (post-tax) include the sale of our Hail Creek and Kestrel coking coal businesses in Australia, the sale of our interest in Grasberg in Indonesia and the formation of the Elysis joint venture in Canada. We created this joint venture in May with Alcoa to develop and commercialise a carbon-free aluminium smelting process and recognised a gain of US$141 million (post-tax) for the fair value uplift on forming the joint venture. In 2017, we realised net gains on disposal of interests in businesses of US$2.0 billion from the sale of the Coal & Allied thermal coal business in Australia.

Amounts relating to the undeveloped coal properties, Winchester South and Valeria, are included within underlying earnings.

In 2018, we recognised non-cash exchange and derivative gains of US$0.7 billion. This was mainly on US dollar debt in non-US dollar functional currency Group companies, intragroup balances, and on the revaluation of certain derivatives which do not qualify for hedge accounting. The exchange gains are largely offset by currency translation losses recognised in equity. The quantum of US dollar debt is largely unaffected. We will repay it from US dollar sales receipts and US dollar divestment proceeds.

Other exclusions of US$0.2 billion include gains on the sale of surplus land at Kitimat in Canada (US$0.6 billion), partially offset by charges recognised to increase closure provisions at ERA and Argyle in Australia (US$0.3 billion).

2017

Impairment charges of US$481 million (post-tax) were recognised in 2017. This related primarily to the carrying values of the Roughrider uranium deposit in Canada, the Rössing uranium mine in Namibia and the Argyle diamond mine in Australia. Roughrider’s recoverable amount was determined to be nil following a decision in the first half of 2017 to cease further expenditure on the project. Rössing was impaired due to oversupply in the uranium market resulting in structural changes to forecast prices, while the impairment at Argyle was attributable to lower production volumes, a smaller than expected contribution from productivity improvements and lower realised prices.

Net gains on disposal of interests in businesses of US$2,022 million primarily related to the sale of the Coal & Allied thermal coal business which completed on 1 September 2017.

Non-cash exchange and derivative losses in 2017 of US$810 million arose primarily on US dollar debt in non-US dollar functional currency Group companies, intragroup balances, and on the revaluation of certain derivatives which do not qualify for hedge accounting.The exchange losses were largely offset by currency translation gains recognised in equity and the quantum of US dollar debt, which will be repaid from US dollar sales receipts and US dollar divestment proceeds, is therefore largely unaffected.

Deferred tax assets were remeasured to reflect lower corporate income tax rates in the US and France as a result of tax legislation changes. Deferred tax assets were also derecognised as a result of revised profit forecasts in France due to expected divestments.

In 2017, the Group received the final settlement on the insurance claims related to the 2013 pit-wall slide at Rio Tinto Kennecott of US$233 million pre-tax (US$146 million post-tax). Part of the settlement, US$73 million pre-tax (US$45 million post-tax), was excluded from underlying earnings in line with the treatment of associated costs incurred from 2013 to 2015.

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

Net exchange gains in 2016 comprised post-tax foreign exchange gains of US$123 million principally on external US dollar denominated net debt in non-US dollar functional currency companies (on borrowings of approximately US$17.6 billion), and US$393 million of gains on intragroup balances mainly as the Canadian dollar strengthened against the US dollar compared with 31 December 2015. The Group took further steps during 2016 to reduce the income statement exposure on retranslation of intragroup balances. The remaining US$20 million related to valuation changes on commodity, currency and interest rate derivatives which are ineligible for hedge accounting.

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

Group financial results by product group 2016-2018	2018	2017	2016
	US$m	US$m	US$m
Iron Ore	6,514	6,692	4,611
Aluminium	1,347	1,583	947
Copper & Diamonds	1,054	263	(18)
Energy & Minerals(a)	1,012	1,242	612
Other operations	(102)	(138)	(88)
Other items	(690)	(483)	(241)
Exploration and evaluation	(193)	(178)	(147)
Net interest	(134)	(354)	(576)
Group underlying earnings	8,808	8,627	5,100
Exclusions	4,830	135	(483)
Net Earnings	13,638	8,762	4,617
(a)	Includes the Simandou iron ore project in Guinea and Iron Ore Company of Canada.

Sales Revenue

Consolidated sales revenue for 2018 of US$40.5 billion was US$0.5 billion or 1% higher than the prior period. Gross sales revenue (including the sales revenue of equity accounted units on a proportionately consolidated basis, after adjusting for sales to subsidiaries) increased from US$41.9 billion to US$42.8 billion. Rio Tinto’s sales revenue continues to be predominantly attributable to iron ore and aluminium.

Prices

			2018	2017	2016
Commodity	Source	Unit	US$	US$	US$
Average prices
Iron ore 62% Fe Fines FOB	Platts Index less Baltic Exchange Freight Rate	dmt(a)	61.8	64.1	54.0
Aluminium	LME(b)	Tonne	2,110	1,969	1,605
Copper	LME(b)	Pound	2.97	2.81	2.21
Gold	London Bullion Market (LBMA)	Ounce	1,269	1,257	1,250
Year end spot price
Aluminium		Tonne	1,863	2,256	1,704
Copper		Pound	2.70	3.27	2.51
Gold		Ounce	1,282	1,306	1,148
(a)	Dry metric tonne
(b)	LME cash price

The above table shows published prices for Rio Tinto’s commodities for the last three years where these are publicly available, and where there is a reasonable degree of correlation between the published prices and Rio Tinto’s realised prices.

Group sales revenue will not necessarily move in line with these published prices for a number of reasons which are discussed below.

The discussion of revenues below relates to the Group’s gross revenue from sale of commodities, as included in the “Financial information by business unit” on pages 249 to 251 of the Annual report 2018.

Iron Ore

2018 sales revenue compared with 2017

Gross sales revenue increased by US$0.2 billion (1%) to US$18.5 billion. This included freight revenue of US$1.69 billion compared with US$1.46 billion.

The small increase was primarily driven by increasing shipments by 2% to 338 million tonnes which was offset by lower prices. The average FOB Platts index for 62% Pilbara fines dropped by 4%.

In 2018, we priced approximately 68% of our sales with reference to the current month average index; 17% with reference to the prior quarter’s average index lagged by one month; 5% with reference to the current quarter average; and 10% on the spot market. Approximately 32% of our sales were made on an FOB basis with the remainder sold including freight.

In 2018, we achieved an average iron ore price of US$57.8 per wet metric tonne on an FOB basis (2017: US$59.6 per wet metric tonne). This equates to US$62.8 per dry metric tonne (2017: US$64.8 per dry metric tonne), which compares with the average FOB Platts index of US$61.8 per dry metric tonne for the 62% iron Pilbara fines product (2017: US$64.1 per dry metric tonne).

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

Aluminium

2018 sales revenue compared with 2017

Aluminium’s sales revenues are from aluminium and related products such as alumina and bauxite. Gross sales revenue increased by 11% to US$12.2 billion in 2018.

This reflected the stronger pricing environment, in particular for primary metal in the first half of the year. This was however offset by lower volumes. The lower volumes were primarily due to labour disruptions at the non-managed Becancour smelter in Canada and a power interruption at the Dunkerque smelter in France.

In 2018, we achieved an average realised aluminium price of US$2,470 per tonne (2017: US$2,231 per tonne). This comprised the LME price, a market premium and a value-added product (VAP) premium. The cash LME price averaged US$2,110 per tonne, 7% higher than 2017. Market premiums increased in all regions. In our key US market, the mid-West premium rose 111% to US$419 per tonne (2017: US$199 per tonne), driven by the 10% US tariff implemented on 1 June which is included in our operating costs. VAP represented 57% of the primary metal we sold (2017: 57%) and generated attractive product premiums averaging $224 per tonne of VAP sold (2017: US$221 per tonne).

2017 sales revenue compared with 2016

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

Copper & Diamonds

2018 sales revenue compared with 2017

Gross sales revenue of US$6.5 billion was 34% higher than 2017. This reflected increased copper and gold volumes which were driven by higher grades. The rise is also connected to productivity improvements and increased plant throughput at Rio Tinto Kennecott, a return to capacity at Escondida, higher gold grades at Oyu Tolgoi, and a greater metal share at Grasberg.

Average LME copper prices increased 6% to 297 US cents per pound, and the average gold price rose 1% to $1,269 per ounce compared with 2017. These price rises were more than offset by provisional pricing movements.

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

Energy & Minerals

2018 sales revenue compared with 2017

Gross sales revenue for the product group in 2018 fell by 27% to US$5.7 billion. Coal revenue was US$1.8 billion lower due to the sale of Coal & Allied Industries Limited in 2017 and the sale of the remaining coking coal assets in the current year.

Excluding the entire contribution from coal in both years, 2018 revenue of US$4.7 billion was 5% lower than the 2017 comparative of US$4.9 billion. This reflected lower volumes in iron ore and titanium dioxide feedstocks, partly offset by higher prices.

IOC production and sales in 2018 were affected by a two-month strike at the mine in the second quarter. Pellet production of 8.5 million tonnes (our share 5.0 million tonnes) was 18% lower than 2017, while concentrate production for sale of 6.7 million tonnes (our share 3.9 million tonnes) was 22% lower. Total sales of pellets and concentrates in 2018 were 15.0 million tonnes (our share 8.8 million tonnes), 21% lower than 2017.

Titanium dioxide feedstock production was 15% lower in 2018 compared with 2017 although the resulting impact on revenue was offset by higher prices due to stronger demand and tight supply.

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

Gross sales revenue at Iron Ore Company of Canada (IOC) of US$1.9 billion was 41 per cent higher than 2016, driven by higher prices and a five per cent increase in production.

Market conditions for titanium dioxide continued to improve in 2017, with strengthening pigment prices supported by low inventory and tight supply. Consequently, feedstock demand improved year-on-year. Improved conditions were also evident in the zircon market.

Borates demand growth was primarily driven by the agriculture and construction sectors in 2017. Offtake across most regions held firm, although borates demand in China was impacted by environmental-related shutdowns during the third quarter.

The uranium market remained oversupplied in 2017, with many market players along the value chain reporting excess inventories. The spot price fell from US$26 per pound in the first quarter to below US$21 per pound for much of the year until capacity curtailment announcements boosted spot prices as the year drew to a close. Adverse policy shifts in South Korea and Japan, as well as an increasingly competitive energy market in the US, dampened the expected demand growth in these markets.

Cash flow

2018 cash flow compared with 2017

A full consolidated cash flow statement is contained in the Financial Statements on page 146 of the Annual report 2018.

We generated US$11.8 billion in net cash from our operating activities, 15% lower than in 2017. This reduction was primarily driven by higher tax payments related to our 2017 profits and adverse working capital movements. We invested US$5.4 billion in capital expenditure, 21% more than in 2017 as our major projects ramped up. These included our Oyu Tolgoi underground copper mine in Mongolia, the completion of our Amrun bauxite project in Queensland and the full implementation of AutoHaul™, the automation of our Pilbara train system.

We generated US$7.0 billion of free cash flow (refer to page 27 of the Annual Report 2018), 27% lower than 2017, in line with our lower operating cash flow and higher capital expenditure. This was partly offset by proceeds from the sale of property, plant and equipment including US$0.5 billion received from the sale of surplus land at Kitimat. In 2018, our mine-to-market productivity programme exit rate was $0.4 billion which was impacted by US$0.3 billion of raw material cost headwinds. We are on track to be generating US$1.5 billion per year in free cash flow from this programme from 2021.

We paid US$5.4 billion in dividends to our shareholders. We also repurchased US$5.4 billion of our shares: US$2.1 billion of these were bought off-market in Australia and US$3.3 billion on-market in the UK in 2018 as part of our ongoing programme.

2017 compared with 2016

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

Balance sheet at 31 December 2018

Our net debt (refer to page 27 of the Annual Report 2018) declined by US$4.1 billion, giving rise to net cash of US$0.3 billion. This reflects our 2018 operating cash flows and divestment proceeds, offset by the increase in capital expenditure, payment of the final dividend and the ongoing share buy-back.

Our net gearing ratio (net debt to total capital refer to page 27 of the Annual Report 2018) decreased to -1% at 31 December 2018 (31 December 2017: 7%).

Total financing liabilities at 31 December 2018 were US$13.0 billion and the weighted average maturity was around 11 years. At 31 December 2018, approximately 79% of Rio Tinto’s total borrowings were at floating interest rates. The maximum amount, within non-current borrowings, maturing in any one calendar year was US$1.7 billion, which matures in 2025. These amounts are subject to revision following the implementation of IFRS16 on 1 January 2019.

In 2018, we repaid US$2.3 billion of borrowings, mainly through the early redemption of bonds. Cash and cash equivalents plus other short-term cash investments at 31 December 2018 were US$13.3 billion (31 December 2017: US$11.5 billion).

Financial instruments and risk management

The Group’s policies with regard to financial instruments and risk management are clearly defined and consistently applied. They are a fundamental part of the Group’s long-term strategy covering areas such as foreign exchange risk, interest rate risk, commodity price risk, credit risk, and liquidity risk and capital management. Further details of our Financial instruments and risk management are disclosed in “Financial statements Note 30 – “Financial instruments and risk management” on pages 189 to 199 of the Annual report 2018.

The Annual report 2018 shows the full extent of the Group’s financial commitments, including debt. The risk factors to which the Group is subject are summarised above in Item 3.D, “Risk factors”.

The effectiveness of internal controls continues to be a high priority in the Rio Tinto Group.

Dividend

The 2018 interim dividend was 127.0 US cents (2017: 110.0 US cents) and the final dividend was determined as 180.0 US cents (2017: 180.0 US cents). In addition, the directors of Rio Tinto announced a special dividend of 243.0 US cents per share. Dividends paid on Rio Tinto plc and Rio Tinto Limited shares are equalised on a net cash basis; that is, without taking into account any associated tax credits.

Dividends are determined in US dollars. Rio Tinto plc dividends are paid and declared in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates on 26 February 2019. Details relating to the dividend policy, determination and payment of dividends in sterling, Australian dollars and other currencies and on the payment of dividends to holders of American Depositary Receipts (ADRs) are included under the heading “Shareholder information” on page 292 of the Annual report 2018 and above in Item 3.A, “Selected financial data”.

Capital and liquidity risk management

The Group’s total capital is defined as equity attributable to owners of Rio Tinto plus equity attributable to non-controlling interests and net debt, as shown below:

Total capital

	2018	2017
	US$m	US$m
Equity attributable to owners of Rio Tinto	43,686	44,711
Equity attributable to non-controlling interests	6,137	6,404
Net debt (Financial Statements Note 24 of the Annual report 2018)	(255)	3,845
Total capital	49,568	54,960

The Group’s material capital and evaluation projects are listed under the heading “Portfolio management” on pages 32 and 33 and in “Growth & Innovation” on page 50 respectively of the Annual report 2018.

We expect that contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from the existing facilities described in “Financial statements Note 30 - “Financial instruments and risk management”, part A(b)(i) on pages 190 to 192 of the Annual report 2018. This note also provides further details of our liquidity and capital risk management.

Treasury management and financial instruments

Details of our Treasury management and financial instruments are disclosed in “Financial statements Note 30-Financial instruments and risk management” on pages 189 to 199 of the Annual report 2018.

Foreign exchange

The following sensitivities give the estimated effect on underlying earnings assuming that each exchange rate moves in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. Where the functional currency of an operation is that of a country for which production of commodities is an important feature of the economy, such as the Australian dollar, there is a certain degree of natural protection against cyclical fluctuations, in that the currency tends to be weak, reducing costs in US dollar terms, when commodity prices are low, and vice versa.

Earnings sensitivities – Exchange rate

	Average exchange rate for 2018	Effect on underlying EBITDA of 10% change in full year average
	US cents	+/- US$m
Australian dollar	75	721
Canadian dollar	77	354

The exchange rate sensitivities quoted above include the effect on net operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency financial assets and liabilities. They should therefore be used with caution. Further details of our exposure to foreign currency fluctuations and currency derivatives, and our approach to currency hedging, are contained within “Financial statements Note 30-Financial instruments and risk management”, part A(b)(iv), on pages 195 and 196 of the Annual report 2018.

Interest rates

Details of our exposure to interest rate fluctuations are contained within “Financial statements Note 30-Financial instruments and risk management”, part A(b)(v), on page 196 of the Annual report 2018.

Commodity prices

The approximate effect on the Group’s underlying EBITDA of a ten per cent change from the full year average market price in 2018 for the following products would be:

		Average market price for 2018	Effect on underlying EBITDA of 10% change in full year average
Commodity	Unit	US$	+/- US$m
Iron ore 62% Fe Fines FOB	dmt	61.8	1,566
Aluminium	Tonne	2,110	612
Copper	Pound	2.97	388
Gold	Ounce	1,269	46

The sensitivities give the estimated impact on net EBITDA of changes in prices assuming that all other variables remain constant. These should be used with caution. As noted previously, the relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.

Further details of our exposure to commodity price fluctuations are contained within “Financial statements Note 30-Financial instruments and risk management”, part A(b)(ii), on pages 192 to 194 of the Annual report 2018.

Credit risks

Details of our exposure to credit risks relating to financial receivables, financial instruments and cash deposits, are contained within “Financial statements Note 30-Financial instruments and risk management”, part A(b)(iii), on pages 194 and 195 of the Annual report 2018.

Disposals and acquisitions

Information regarding disposals and acquisitions is provided in “Financial statements Note 37 Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses” on pages 208 and 209 of the Annual report 2018.

Critical accounting policies and estimates

Many of the amounts included in the financial statements involve the use of judgment and/or estimates. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the financial statements.

Information about such judgments and estimation is contained under “Judgments in applying accounting policies and key sources of estimation uncertainty” in “Financial statements Note 1-Principal accounting policies” on page 152 of the Annual report 2018.

Off balance sheet arrangements and contractual commitments

The table below presents information in relation to our material off balance sheet arrangements and contractual commitments. Information regarding the Group’s post retirement commitments and funding arrangements is provided in “Financial statements Note 44-Post-retirement benefits” on pages 214 to 219 of the Annual report 2018. Information regarding the Group’s close-down and restoration obligations is provided in “Financial statements Note 26-Provisions (including post-retirement benefits)” on page 186 of the Annual report 2018. In addition “Financial statements Note 31-Contingencies and commitments” on pages 199 to 201 of the Annual report 2018, provides further information regarding contingent liabilities, guarantees and commitments.

We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flows and, to the extent necessary, from existing facilities.

	<1 yr	1-3 yrs	3-5 yrs	> 5 yrs	Total
At 31 December 2018	US$m	US$m	US$m	US$m	US$m
Expenditure commitments in relation to:
Operating leases	475	587	270	385	1,717
Other (capital commitments)	1,742	439	66	36	2,283
	2,217	1,026	336	421	4,000
Long-term debt and other financial obligations*:

Debt	312	728	1,401	10,476	12,917
Interest payments	651	1,289	1,216	4,082	7,238
Asset retirement obligations	468	801	1,056	11,602	13,927
Purchase obligations	2,804	2,909	1,979	9,358	17,050
Other	829	196	80	339	1,444
	5,064	5,923	5,732	35,857	52,576
Total	7,281	6,949	6,068	36,278	56,576

*Other contractual commitments that the Group has where the maturity profile is unknown include pension obligations of US$2,486 million, taxes payable of US$2,190 million and guarantees of US$317 million. Taxes payable include balances that relate to uncertain tax positions. This may mean the commitment is greater or less than that disclosed.

Except as disclosed in “Financial statements Note 21-Cash and cash equivalents” on page 183 of the Annual report 2018, there are no material legal or economic restrictions on the ability of our subsidiaries to transfer funds to the company in the form of cash dividends, loans, or advances.

5.B Liquidity and capital resources

The information set forth under the headings:

●	“Portfolio management-Capital projects” on pages 32 and 33;

●	“Business reviews-Iron Ore-New projects and growth options” on page 37;

●	“Business reviews-Aluminium-New projects and growth options” on page 41;

●	“Business reviews-Copper & Diamonds-New projects and growth options” on page 45;

●	“Business reviews-Energy & Minerals-New projects and growth options” on page 49;

●	“Financial statements Note 22-Borrowings and other financial liabilities” on pages 184 and 185; and

●	“Financial statements Note 30-Financial instruments and risk management” on pages 189 to 199 of the Annual report 2018 is incorporated herein by reference.

See above Item 5.A, “Additional financial information-Cash flow” to “Additional Information-Off balance sheet arrangements and contractual commitments”.

5.C Research and development, patents and licenses

The information set forth under the headings:

●	“Business reviews-Growth & Innovation” on page 50;

●	“Directors’ report-Additional statutory disclosure-Exploration, research and development” on page 140 and

●	“Financial statements Note 4-Net operating costs (excluding items shown separately)” on page 170 of the Annual report 2018 is incorporated herein by reference.

5.D Trend information

The information set forth under the headings:

●	“Market context: our business in a transforming world” on pages 10 and 11;

●	“Market context: strategic realities” on pages 12 and 13;

●	“Business model and strategy: the way we work” on pages 14 to 17;

●	“Business model and strategy: our strategy in action” on pages 18 and 19;

●	“Chairman’s statement” on pages 6 and 7;

●	“Chief executive’s statement” on pages 8 and 9;

●	“Chief financial officer’s statement” on pages 24 and 25;

●	“Financial review” on pages 26 to 31;

●	“Business reviews-Iron Ore” on pages 34 to 37;

●	“Business reviews-Aluminium” on pages 38 to 41;

●	“Business reviews-Copper & Diamonds” on pages 42 to 45;

●	“Business reviews-Energy & Minerals” on pages 46 to 49;

●	“Business reviews-Growth & Innovation” on page 50;

●	“Business reviews-Commercial” on page 51

of the Annual report 2018 is incorporated herein by reference.

5.E Off-balance sheet arrangements

The information set forth under the heading “Financial statements Note 31-Contingencies and commitments” on pages 199 to 201 of the Annual report 2018 is incorporated herein by reference.

See above Item 5.A, “Additional financial information-Off balance sheet arrangements and contractual commitments”.

5.F Tabular disclosure of contractual obligations

See above Item 5.A, “Additional financial information-Off balance sheet arrangements and contractual commitments”.

5.G Safe harbour

The information set forth under the heading “Cautionary statement about forward-looking statements” on page 300 of the Annual report 2018 is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The information set forth under the headings:

●	“Directors’ report-Governance-Board of directors” on pages 76 and 77; and

●	“Directors’ report-Governance-Executive committee” on pages 78 and 79 of the Annual report 2018 is incorporated herein by reference.

There are no family relationships between any of our directors or executive committee members. None of our directors or executive committee members are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.

6.B Compensation

The information set forth under the headings:

●	“Directors’ report-Remuneration report” on pages 101 to 136;

●	“Directors’ report-Remuneration report tables” on pages 130 to 136;

●	“Financial statements Note 26-Provisions (including post-retirement benefits)” on page 186; and

●	“Financial statements Note 44-Post-retirement benefits” on pages 214 to 219 of the Annual report 2018 is incorporated herein by reference.

6.C Board practices

The information set forth under the headings:

●	“Directors’ report-Governance-Board of directors” on pages 76 and 77;

●	“Directors’ report-Governance-Executive committee” on pages 78 and 79;

●	“Directors’ report-Governance-Chairman’s governance review” on pages 80 and 81;

●	“Directors’ report-Governance” on pages 82 to 96;

●	“Directors’ report-Governance-Compliance with governance codes and standards” on pages 97 to 100;

●	“Directors’ report-Remuneration report-Executives’ service contracts and termination” on pages 110 and 111;

●	“Directors’ report-Remuneration report-Chairman and non-executive directors’ remuneration” on page 112;

●	“Directors’ report-Remuneration report-Treatment of STIP and LTIP on termination” on pages 111 and 112;

●	“Directors’ report-Remuneration report-Positions held and date of appointment to position” on page 118; and

●	“Shareholder information-Directors-Appointment and removal of directors” on page 297 of the Annual report 2018 is incorporated herein by reference.

6.D Employees

The information set forth under the headings:

●	“Business model and strategy: our strategy in action-Employees” on page 19;

●	“Sustainable development-Safety and health performance 2014-2018” on page 55;

●	“Financial statements Note 5-Employment costs” on page 171;

●	“Financial statements Note 32-Average number of employees” on page 202; and

of the Annual report 2018 is incorporated herein by reference.

Rio Tinto focuses on working with our employees and their unions in good faith, seeking fair solutions while maintaining the competitiveness of each of our managed operations. At present we do not anticipate any union activity which would have a material adverse effect on the Group’s managed operations as a whole.

6.E Share ownership

The information set forth under the headings:

●	“Remuneration report tables-table 2 and 3” on pages 133 to 136;

●	“Shareholder information-Substantial shareholders” on page 294;

●	“Remuneration report-Employee share plans” on page 129; and

●	“Financial statements Note 43-Share-based payments” on pages 211 to 213 of the Annual report 2018 is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

The information set forth under the headings:

●	“Shareholder information-Substantial shareholders” on page 294;

●	“Shareholder information-Analysis of ordinary shareholders” on page 295; and

●	“Shareholder information-Twenty largest registered shareholders” on page 295 of the Annual report 2018 is incorporated herein by reference.

Share ownership

Rio Tinto plc

As at 15 February 2019, there were 32,989 holders of record of Rio Tinto plc’s shares. Of these holders, 401 had registered addresses in the US and held a total of 358,058 Rio Tinto plc shares, representing 0.02 per cent of the total number of Rio Tinto plc shares issued and outstanding as at such date. In addition, 119,178,675 Rio Tinto plc shares were registered in the name of a custodian account in London which represented 9.32 per cent of Rio Tinto plc shares issued and outstanding. These shares were represented by 119,178,675 Rio Tinto plc ADRs held of record by 350 ADR holders. In addition, certain accounts of record with registered addresses other than in the US hold shares, in whole or in part, beneficially for US persons.

Rio Tinto Limited

As at 15 February 2019, there were 158,725 holders of record of Rio Tinto Limited shares. Of these holders, 275 had registered addresses in the US, representing approximately 0.05 per cent of the total number of Rio Tinto Limited shares issued and outstanding as of such date. In addition, nominee accounts of record with registered addresses other than in the US may hold Rio Tinto Limited shares, in whole or in part, beneficially for US persons.

7.B Related party transactions

The information set forth under the heading “Financial statements Note 40-Related-party transactions” on pages 210 and 211 of the Annual report 2018 is incorporated herein by reference.

7.C Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

See below Item 18.

In addition, the information set forth under the headings:

●	“Chairman’s statement” on pages 6 and 7;

●	“Sustainable development-Ethics and integrity” on page 58;

●	“Financial statements Note 31-Contingencies and commitments” on pages 199 to 201; and

●	“Financial review-Our shareholder returns policy” on page 31 of the Annual report 2018 is incorporated herein by reference.

See above Item 3.A “2018 dividends”.

8.B Significant changes

The information set forth under the heading “Financial statements Note 42-Events after the balance sheet date” on page 211 of the Annual report 2018 is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

9.A Offer and listing details

The information set forth under the heading “Shareholder information-Markets” on page 294 of the Annual report 2018 is incorporated herein by reference.

9.B Plan of distribution

Not applicable.

9.C Markets

The information set forth under the heading “Shareholder information-Markets” on page 294 of the Annual report 2018 is incorporated herein by reference.

9.D Selling shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A Share capital

Not applicable.

10.B Memorandum and articles of association

The information set forth under the headings:

●	“Directors’ report-Governance-Compliance with governance codes and standards” on pages 97 to 100;

●	“Shareholder information-Material contracts” on pages 296 and 297;

●	“Financial review-Our shareholder returns policy” on page 31;

●	“Shareholder information-Dual listed companies structure” on pages 292 and 293; and

●	“Shareholder information-Exchange controls and foreign investment” on page 297 of the Annual report 2018 is incorporated herein by reference.

10.C Material contracts

The information set forth under the headings:

●	“Shareholder information-Material contracts” on pages 296 and 297; and

●	“Financial statements Note 30-Financial instruments and risk management” on pages 189 to 199 of the Annual report 2018 is incorporated herein by reference.

10.D Exchange controls

The information set forth under the heading “Shareholder information-Exchange controls and foreign investment” on page 297 of the Annual report 2018 is incorporated herein by reference.

10.E Taxation

US residents

The following is a summary of the principal UK tax, Australian tax and US Federal income tax consequences of the ownership of Rio Tinto plc ADSs, Rio Tinto plc shares and Rio Tinto Limited shares, “the Group’s ADSs and shares”, by a US holder (as defined below). It is not intended to be a comprehensive description of all the tax considerations that are relevant to all classes of taxpayer. This summary does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership, or disposal of the Group’s ADSs and shares by particular investors (including the alternative minimum tax or net investment income tax). Future changes in legislation may affect the tax consequences of the ownership of the Group’s ADSs and shares.

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

This section applies to US holders only if shares or ADSs are held as capital assets for tax purposes. This section does not address tax considerations applicable to investors that own (directly, indirectly, or by attribution) 5% or more of the stock of the company (by vote or value) and does not apply to shareholders who are members of a special class of holders subject to special rules, including a dealer in securities, a trader in securities who elects to use a mark-to-market method of accounting for securities holdings, a tax exempt organisation, a life insurance company, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, persons that have ceased to be US citizens or lawful permanent residents of the United States, investors holding shares or ADSs in connection with a trade or business conducted outside of the United States, US expatriates or a person whose functional currency is not the US dollar.

This section is based on the US Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing and proposed regulations, published rulings and court decisions, Australian tax law and practice, UK tax law as applied in England and Wales and HM Revenue & Customs published practice (which may not be binding on HM Revenue & Customs) and on the convention between the US and UK, and the convention between the US and Australia (together, the Conventions) which may affect the tax consequences of the ownership of the Group’s ADSs and shares, all as of the date hereof. These laws and conventions are subject to change, possibly on a retroactive basis.

The summary describes the treatment applicable under the conventions in force at the date of this report.

UK taxation of shareholdings in Rio Tinto plc

This section is based on the assumption that for UK tax purposes a US holder who holds ADRs evidencing ADSs will be treated as the owner of the underlying shares represented by the ADSs. Case law in the UK has cast doubt on this view; however HM Revenue & Customs have stated that they will continue to apply their practice of regarding the holder of an ADR as having a beneficial interest in the underlying shares.

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

Stamp duty and stamp duty reserve tax

UK stamp duty should not be required to be paid in respect of a transfer of Rio Tinto plc ADSs provided that the transfer instrument is not executed in, and at all times remains outside, the UK and does not relate to any property situate or to any matter or thing to be done in the UK. Electronic “paperless” purchases of Rio Tinto plc shares are subject to stamp duty reserve tax (SDRT) at a rate of 0.5% of the amount or value of the consideration payable for the transfer. Purchases of Rio Tinto plc shares using a stock transfer form are subject to stamp duty at a rate of 0.5% of the consideration on transactions over £1,000 (rounded up to the nearest £5). Conversions of Rio Tinto plc shares into Rio Tinto plc ADSs will be subject to additional stamp duty or SDRT at a rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the shares, on all transfers to the depositary or its nominee.

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

Taxation of dividends

Under the US federal income tax laws, and subject to the Passive Foreign Investment Company (PFIC) rules discussed below, if you are a US holder, the gross amount of any distribution a company pays out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) is subject to US federal income taxation as dividend income. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from certain other corporations. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. The Group does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US holders should therefore assume that any distributions that a Group member pays with respect to ADSs or Shares will be reported as ordinary dividend income.

Dividends paid to a non-corporate US holder generally may be taxable at the reduced rate normally applicable to long-term capital gains provided the shares are readily tradable on an established securities market in the United States or the company paying the dividend qualifies for the benefits of an income tax treaty between the United States and the relevant jurisdiction and certain other requirements are met (including certain holding period requirements). Rio Tinto plc ADSs are traded on the NYSE. Rio Tinto Limited believes it qualifies for the benefits of the convention between the US and Australia.

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

Taxation of capital gains

Subject to the PFIC rules discussed below, if you are a US holder and you sell or otherwise dispose of the Group’s ADSs or shares, you will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that you realise and your tax basis, determined in US dollars, in your shares or ADSs. The capital gain of a non-corporate US holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. US holders should consult their own tax advisers about how to account for proceeds received on the sale or other disposition of shares that are not paid in US dollars.

Passive Foreign Investment Company Rules

We believe that the Group’s shares or ADSs should not be treated as stock of a PFIC for US federal income tax purposes for the 2018 taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, US holders generally would be required (i) to pay a special addition to US tax on certain distributions and gains on sale of shares or ADSs, and (ii) to pay tax on any gain from the sale of shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends that you receive from us will not be eligible for the reduced rate of tax described above under “Taxation of dividends.” US holders should consult their own tax advisors regarding the potential application of the PFIC rules.

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

10.F Dividends and paying agents

Not applicable.

10.G Statement by experts

Not applicable.

10.H Documents on display

Rio Tinto is subject to the Securities and Exchange Commission reporting requirements for foreign companies. This Form 20-F, which corresponds with the Form 10-K for US public companies, was filed with the SEC on 4 March 2019. Rio Tinto’s Form 20-F and other filings can be viewed on the Rio Tinto website as well as the SEC website at www.sec.gov.

10.I Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings:

●	“Financial statements Note 30-Financial instruments and risk management” on pages 189 to 199; and

●	“Cautionary statement about forward-looking statements” on page 300 of the Annual report 2018 is incorporated herein by reference.

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

JPMorgan has agreed to reimburse certain company expenses related to the Rio Tinto plc ADR programme and incurred by the Group in connection with the programme. The Group received US $1 million in respect of expenses incurred by the Group in connection with the ADR programme for the year ended 31 December 2018. JPMorgan did not pay any amount on the Group’s behalf to third parties. JPMorgan also waived certain of its standard fees and expenses associated with the administration of the programme relating to routine programme maintenance, reporting, distribution of cash dividends, annual meeting services and report mailing services.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the heading on “Directors’ report-Additional statutory disclosure-Financial reporting” on pages 140 and 141 of the Annual report 2018 is incorporated herein by reference.

PricewaterhouseCoopers LLP and PricewaterhouseCoopers, the auditors of Rio Tinto plc and Rio Tinto Limited respectively, audited the financial statements included in this Form 20-F and audited the effectiveness of internal controls over financial reporting as of 31 December 2018. Their audit report and attestation on the issuer’s internal control over financial reporting is included below under Item 18 “Report of Independent Registered Public Accounting Firms”.

ITEM 16

16.A Audit committee financial expert

The information set forth under the heading “Directors’ report-Governance-Audit Committee report” on pages 90 to 94 of the Annual report 2018 is incorporated herein by reference.

16.B Code of ethics

The information set forth under the headings:

●	“Directors’ report-Governance-Audit Committee report-Ethics, integrity and whistleblowing programme” on page 94; and

●	“Business model and strategy: the way we work” on page 17

of the Annual report 2018 is incorporated herein by reference.

The way we work applies to employees including the Group’s Chief executive and Chief financial officer and is available on our website at www.riotinto.com. No substantive amendments to a provision of The way we work were made during 2018 and no waivers were granted.

16.C Principal accountant fees and services

The information set forth under the headings:

●	“Directors’ report-Governance-Audit Committee report-Fees for audit and non-audit services” on page 93;

●	“Directors’ report-Governance-Audit Committee report-External auditors” on pages 92 and 93; and

●	“Financial statements Note 39-Auditors’ remuneration” on page 210 of the Annual report 2018 is incorporated herein by reference.

16.D Exemptions from the listing standards for audit committees

Not applicable.

16.E Purchases of equity securities by the issuer and affiliated purchasers

The information set forth under the headings:

●	“Directors’ report-Additional statutory disclosure-Share capital” on page 138; and

●	“Directors’ report-Additional statutory disclosure-Purchases” on page 139 of the Annual report 2018 is incorporated herein by reference.

16.F Change in registrant’s certifying accountant

On 12 June 2018, the company announced a proposal to appoint KPMG LLP and KPMG (together, “KPMG”) as external auditor for the financial year ending 31 December 2020, subject to shareholder approval. PricewaterhouseCoopers LLP and PricewaterhouseCoopers (together, “PricewaterhouseCoopers”), Rio Tinto’s current auditor, has been the Group’s auditor since 1995. PricewaterhouseCoopers will remain Rio Tinto’s external auditor, and will undertake the audit of Rio Tinto for the financial year ending 31 December 2019, subject to reappointment by shareholders at the 2019 annual general meetings. Such dismissal of PricewaterhouseCoopers will become effective upon completion of its procedures on the financial statements for the financial year ending 31 December 2019 and the filing of the related Form 20-F.

The proposed change of auditor followed a recommendation by the Audit Committee based on a formal tender process. Shareholder approval to confirm the appointment of KPMG will be sought at Rio Tinto’s annual general meetings in 2020.

During the two years prior to 31 December 2018, (1) PricewaterhouseCoopers has not issued any reports on the financial statements of Rio Tinto that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of PricewaterhouseCoopers qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to PricewaterhouseCoopers’ satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditor’s reports for such years, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Rio Tinto has provided PricewaterhouseCoopers with a copy of the foregoing disclosure and has requested that they furnish Rio Tinto with a letter addressed to the SEC stating whether or not they agree with the above statements. A copy of such letter, dated 4 March 2019, in which PricewaterhouseCoopers state that they agree with such disclosure, is filed as Exhibit 15.3 to this 2018 Form 20-F.

16.G Corporate governance

The information set forth under the heading “Directors’ report-Compliance with governance codes and standards” on pages 97 to 100 of the Annual report 2018 is incorporated herein by reference.

16.H Mine safety disclosure

The information set forth in Exhibit 16.1 is incorporated herein by reference.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial information concerning the Company set forth under the headings “2018 Financial statements”, “Primary financial statements” on pages 144 to 148 and Notes 1 to 45 on pages 150 to 223, and pages 249 to 251 of the Annual report 2018 is incorporated herein by reference.

Report of Independent Registered Public Accounting Firms

To the Boards of Directors and Shareholders of Rio Tinto plc and Rio Tinto Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of the Rio Tinto Group (comprising Rio Tinto plc and Rio Tinto Limited and their respective subsidiaries) as of 31 December 2018 and 2017, and the related Group income statement, the Group statement of comprehensive income, the Group cash flow statement and the Group statement of changes in equity for each of the three years in the period ended 31 December 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Rio Tinto Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Rio Tinto Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Rio Tinto Group’s internal control over financial reporting based on our audits. We are public accounting firms registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PricewaterhouseCoopers LLP PricewaterhouseCoopers LLP London, United Kingdom 4 March 2019 In respect of the Board of Directors and Shareholders of Rio Tinto plc	/s/ PricewaterhouseCoopers PricewaterhouseCoopers Brisbane, Australia 4 March 2019 In respect of the Board of Directors and Shareholders of Rio Tinto Limited

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

INDEX

Exhibit Number	Description
1.1	Articles of Association of Rio Tinto plc (adopted by special resolution passed on 20 April 2009 and amended on 1 October 2009) (incorporated by reference to Exhibit 1.1 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

1.2	Constitution of Rio Tinto Limited (CAN 004 458 404) (as adopted by special resolution passed on 24 May 2000 and amended by special resolution on 18 April 2002, 29 April 2005, 27 April 2007, 24 April 2008 and 20 April 2009) (incorporated by reference to Exhibit 1.2 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

3.1*	DLC Merger Implementation Agreement, dated 3 November 1995 between CRA Limited and The RTZ Corporation PLC relating to the implementation of the DLC merger (incorporated by reference to Exhibit 2.1 of Rio Tinto plc’s Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1-10533)

3.2	DLC Merger Sharing Agreement, dated 21 December 1995 and amended on 14 April 2005, 29 April 2005 and 18 December 2009 between CRA Limited and The RTZ Corporation PLC relating to the ongoing relationship between CRA and RTZ following the DLC merger (incorporated by reference to Exhibit 3.2 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

3.3	RTZ Shareholder Voting Agreement, dated 21 December 1995 and amended on 18 January 2010 between The RTZ Corporation PLC, RTZ Shareholder SVC Pty. Limited, CRA Limited, R.T.Z. Australian Holdings Limited and The Law Debenture Trust Corporation p.l.c (incorporated by reference to Exhibit 3.3 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

3.4	CRA Shareholder Voting Agreement, dated 21 December 1995 and amended 18 January 2010 between CRA Limited, CRA Shareholder SVC Limited, The RTZ Corporation PLC and The Law Debenture Trust Corporation p.l.c., relating to the RTZ Special Voting Share (incorporated by reference to Exhibit 3.4 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1-10533)

4.01	Rio Tinto plc - Share Option Plan 2004 (incorporated by reference to Exhibit 4.3 of Rio Tinto’s Registration statement on Form S-8, File No. 333-147914)

4.02	Rules of the Rio Tinto plc Performance Share Plan 2013 (incorporated by reference to Exhibit 4.05 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2013, File No. 1-10533)

4.03	Rules of the Rio Tinto Limited Performance Share Plan 2013 (incorporated by reference to Exhibit 4.06 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2013, File No. 1-10533)

4.04	Rules of the Rio Tinto plc Bonus Deferral Plan (incorporated by reference to Exhibit 4.4 of Rio Tinto’s Registration statement on Form S-8, File No. 333-202547)

4.05	Rules of the Rio Tinto Limited Bonus Deferral Plan (incorporated by reference to Exhibit 4.6 of Rio Tinto’s Registration statement on Form S-8, No. 333-202547)

4.06	Rules of the Rio Tinto plc Equity Incentive Plan 2018 (incorporated by reference to Exhibit 4.3 of Rio Tinto’s Registration statement on Form S-8, File No. 333-224907)

4.07	Rules of the Rio Tinto Limited Equity Incentive Plan 2018 (incorporated by reference to Exhibit 4.4 of Rio Tinto’s Registration statement on Form S-8, File No. 333-224907)

8.1**	List of subsidiary companies

12.1**	Certifications pursuant to Rule 13a-14(a) of the Exchange Act

13.1**	Certifications furnished pursuant to Rule 13a-14(b) of the Exchange Act (such certifications are not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference in any filing under the Securities Act)

15.1**	Consent of Independent Registered Public Accounting Firms to the incorporation of the audit report relating to the Rio Tinto Group and effectiveness of internal control over financial reporting of the Rio Tinto Group by reference in registration statements on Form F-3 and Form S-8

15.2**	Rio Tinto Annual report 2018†

15.3**	Letter from PwC to the SEC

16.1**	Mine safety and health administration safety data

101**	Interactive data files

*	Paper filing in 1995
**	Filed herewith
†

Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual report 2018 is not deemed to be filed as part of this Form 20-F.

Signature

The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this Annual Report on their behalf.

Rio Tinto plc	Rio Tinto Limited
(Registrant)	(Registrant)

/s/ Steve Allen	/s/ Steve Allen
Name: Steve Allen	Name: Steve Allen
Title: Company Secretary	Title: Joint Company Secretary

Date: 4 March 2019	Date: 4 March 2019