Form 20-F
period 2019-12-31
RIO TINTO PLC; RIO TINTO LTD
filed 2020-02-28
CIK 863064, 887028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: 31 December 2019
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from: to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited ABN 96 004 458 404
(Exact Name of Registrant as Specified in Its Charter)	(Exact Name of Registrant as Specified in Its Charter)

England and Wales (Jurisdiction of Incorporation or Organisation)	Victoria, Australia (Jurisdiction of Incorporation or Organisation)

6 St. James's Square London, SW1Y 4AD, United Kingdom (Address of Principal Executive Offices)	Level 7, 360 Collins Street Melbourne, Victoria 3000, Australia (Address of Principal Executive Offices)
Julie Parent, T: 514-848-8519, E: julie.parent@riotinto.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered	Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American Depositary Shares* Ordinary Shares of 10p each** 3.750% Notes due 2025 7.125% Notes due 2028 5.200% Notes due 2040 4.750% Notes due 2042 4.125% Notes due 2042	RIO	New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange	3.750% Notes due 2025 7.125% Notes due 2028 5.200% Notes due 2040 4.750% Notes due 2042 4.125% Notes due 2042	__	New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange

*	Evidenced by American Depositary Receipts. Each American Depositary Share Represents one Rio Tinto plc Ordinary Shares of 10p each.
**	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Class	Title of Class Shares
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None	None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of each class	Rio Tinto plc - Number	Rio Tinto Limited - Number	Title of each class
Ordinary Shares of 10p each	1,259,344,591	371,216,214	Shares
DLC Dividend Share of 10p	1	1	DLC Dividend Share
Special Voting Share of 10p	1	1	Special Voting Share
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
    Yes  ☐    No  ☒

TABLE OF CONTENTS

This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended 31 December 2019 of Rio Tinto plc and Rio Tinto Limited (“2019 Form 20-F”). Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2019 Form 20-F of Rio Tinto set out below is being incorporated by reference from the “Annual report 2019” included as exhibit 15.2 to this 2019 Form 20-F (“Annual report 2019”).
Only (i) the information set out below with the reference to specific pages of the Annual report 2019, including any page references incorporated in the incorporated material unless specifically noted otherwise (ii) the cautionary statement concerning forward-looking statements on the inside cover, and (iii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statement on Form F-3 File No. 333-217778, and Registration Statements on Form S-8 File Nos. 333-184397, 333-147914, 333-156093, 333-202546, 333-202547 and 333-224907 and any other documents, including documents filed by Rio Tinto plc and Rio Tinto Limited pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2019 Form 20-F. Any information herein which is not referenced in the 2019 Form 20-F or the Exhibits themselves, shall not be deemed to be so incorporated by reference. The Annual report 2019 contains references to our website. Information on our website or any other website referenced in the Annual report 2019 is not incorporated into this document and should not be considered part of this document. We have included any website as an inactive textual reference only.
All reference in the 2019 Form 20-F to “we”, “our”, the “company” or the “Group” mean Rio Tinto plc and Rio Tinto Limited. We report in US dollars unless otherwise stated.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
3.A Selected financial data
The information set forth under the headings:

•	“Financial review” on pages 29 to 37;

•	“Five year review” on page 81; and

•	“Shareholder information-Dual listed companies structure” on pages 292 and 293 of the Annual report 2019 is incorporated herein by reference.
2019 dividends
The following chart sets out the amounts of interim and final dividends paid or payable on each share or American Depositary Shares (ADS) in respect of each financial year, but before deduction of any withholding tax.

	2019	2018	2017	2016	2015
Rio Tinto Group - US cents per share
Interim	151.00	127.00	110.00	45.00	107.50
Special	61.00	243.00	—	—	—
Final	231.00	180.00	180.00	125.00	107.50
Total	443.00	550.00	290.00	170.00	215.00
Rio Tinto plc - UK pence per share
Interim	123.32	96.82	83.13	33.80	68.92
Special	49.82	183.55	—	—	—
Final	177.47	135.96	129.43	100.56	74.21
Total	350.61	416.33	212.56	134.36	143.13
Rio Tinto Limited - Australian cents per share
Interim	219.08	170.84	137.72	59.13	144.91
Special	88.50	338.70	—	—	—
Final	349.74	250.89	228.53	163.62	151.89
Total	657.32	760.43	366.25	222.75	296.80
Rio Tinto plc - US cents per ADS
Interim	151.00	126.79	110.99	44.59	104.94
Special	61.00	243.00	—	—	—
Final	231.00	180.00	181.15	125.62	106.66
Total	443.00	549.79	292.14	170.21	211.60

3.B Capitalisation and indebtedness
Not applicable.
3.C Reasons for the offer and use of proceeds
Not applicable.
3.D Risk factors
Risk management
Effective management of risk provides confidence to all our stakeholders in the Group’s ability to meet strategic objectives in alignment with our values - Safety, Teamwork, Respect, Integrity and Excellence.
Emerging risks
As we enter a new era of complexity, we expect to experience increasing uncertainty from the interplay of three global forces; geopolitics, technology and society.

There remain significant implications for the Group that arise from ever-growing geopolitical tensions impacting market sentiment. Rising trade tensions between global centres of demand and supply, geopolitical frictions such as the Hong Kong crisis, and deteriorating corporate balance sheets have the potential to slow global growth and impact demand for our products. This in turn could affect Group earnings. Additionally, as not all societies have benefited equally from globalisation, there is an increasing focus on resource nationalism. Global economic conditions remained uncertain throughout 2019 due to escalated trade tensions and heightened geopolitical instability. This combination created market volatility.

Advances in technology bring both opportunities and threats in the medium term. Digital connectivity, and intelligent systems supported by advanced analytics and artificial intelligence, are expected to drive the fourth stage of industrialisation. We are acutely aware that with increasing reliance on technology comes a necessity to continue to enhance our cyber security.

In the longer term, we see societal expectations around the impact of our business on the local economy, communities and environment continuing to rise. There has also been an increase in focus by investment firms on environmental, social and governance (ESG) issues when considering their investment criteria. Climate change constitutes an important part of the ESG framework. Climate risks and opportunities have formed part of our strategic thinking and investment decisions for over two decades. Our climate change report explains our approach to governance and risk management in this area and sets out our 2030 targets and our ambition to reach net zero emissions by 2050 across our operations.

There remain certain threats, such as natural disasters and pandemics where there is limited capacity in the international insurance markets to transfer such risks.  We monitor closely such threats, and develop business resilience plans. We are currently closely monitoring the potential short and medium-term impacts of the Covid-19 virus, including for example supply-chain, mobility, workforce, market and trade flow impacts, as well as the resilience of global financial markets to support recovery. Any longer term impacts will also be considered and monitored, as appropriate.
How we manage risk
Our risk policy and standards commit us to manage risks in a proactive and effective manner. At Rio Tinto, effective risk management requires:

•	Identifying and evaluating risks that matter most in achieving strategic objectives, so resources can be prioritised in the most efficient and effective way

•	Effective communication of risk management information to decision makers across the Group, so we can respond at the right level of the organisation

•	Embedding risk awareness into all decision-making processes to support leaders in managing risks proactively and effectively to improve business performance by either creating or protecting value
•Clearly defined roles and responsibilities for risk management.
Our process for identifying, evaluating, planning, communicating, and managing material business risks is designed to manage uncertainty and, where appropriate, to accept a degree of risk to generate returns. We have an enterprise-wide risk management information system where all material risks, controls and actions are documented and kept current for managing and reporting purposes.

All of our employees and business leaders are responsible for identifying, evaluating and managing risks. Risk management is a key accountability and performance area for our leaders. Our Risk team supports the understanding and management of risks, at all levels of the business. They provide a framework for managing and reporting material risks and support the Risk Management Committee in escalating key issues to the Executive Committee or to the Board, if appropriate.

Roles and responsibilities for risk management in Rio Tinto
Oversight	Board
•
Determines the nature and extent of risks that the organisation is willing to take in order to meet our strategic objectives.
•
Oversees the risk management process and confirms that management’s strategies are within the Board’s risk appetite and tolerances.

Board committees
•
Monitor and review the maturity and effectiveness of our risk management framework.
•
Review management reports on the strategies and controls applied to any material business risks identified within the committees’ scope.

Third line	Group Internal Audit	• Provides independent and objective assurance of the effectiveness of the risk management framework.
Second line (Group level)	Executive Committee
•
Sets and reviews risk management strategies for risks to the Group’s business strategy, planning and investment decisions.
•
Defines the Group’s risk tolerances around key business objectives and seeks Board endorsement of those tolerances.
•
Reviews the Group-level risks at least three times per year and approves material provided to the Board and its committees.
•
Approves new or revised Group-level controls (policies, standards and procedures) that support the management of material risks.

Risk Management Committee
•
Monitors and reviews the effectiveness of the risk management framework across the Group’s operations and functions on behalf of the Executive Committee and Board.
•
Provides oversight for the management of material Group-level risks and associated management responses.

Risk function
•
Coordinates and supports Group-level risk management activity and reporting.
•
Embeds risk management into core business processes, such as planning and capital allocation.
•
Builds risk management capability and a risk-aware culture throughout the Group.

Group’s standard-setters
•
Develop, maintain and communicate Group-level controls, including policies, standards and procedures.
•
Assure management’s (product groups and Group functions) compliance to Group-level controls and the control effectiveness in managing risk.

First line (Operational level)	Senior leadership in product groups and functions
•
Manage material risks and critical controls within their business activities, escalating when appropriate.
•
Embed risk analysis and management into their business strategy, planning and investment decisions.
•
Provide oversight of performance in their area of accountability through Risk, Assurance and Compliance forums.

Operational management
•
Identifies, assesses and manages risks in areas in which management is accountable.
•
Executes line and functional management responsibilities for implementing and monitoring performance of actions and controls.

	Risk community of practice	• Supports alignment, consistency and continuous improvement of risk management.

Our risk management framework sets out the organisational foundations for designing, implementing, monitoring, reviewing and continually improving risk management throughout the organisation.
A key element of this framework is our Risk Management Standard. Together with the Group’s Risk Policy, the standard outlines the expected outcomes from risk management, the roles and responsibilities associated with implementing risk analysis and management effectively, and the minimum requirements that must be met.

The framework also defines the oversight responsibilities of the Board and the Executive Committee, supported by Group Internal Audit, the Risk Management Committee and central support functions across our business.
The risk management framework lays out a three tier approach to managing risks and controls:

•
First line assurance is the role of risk owners and business leaders. Oversight by senior leadership teams through the Risk, Assurance and Compliance forums chaired by product group chief executives and heads of functions.

•
Second line assurance is provided by our central support functions and technical Centre of Excellence teams eg Underground Mining. As our Group standard-setters, their assurance activities are planned and managed by the Integrated Assurance Office (IAO). Management oversight of this assurance over material Group-level risks is supported by a quarterly Risk Management Committee meeting chaired by the Rio Tinto Group Chief Executive.

•	Third line assurance is conducted by Group Internal Audit (GIA) to provide independent assurance that the risk management and internal controls are effective to the Board and its sub-committees.

Principal risks and uncertainties
The principal risks and uncertainties outlined in this section reflect the risks that could materially affect Rio Tinto or its ability to meet its strategic objectives, either directly or by triggering a succession of events that in aggregate become material to the Group.
Our business units and functions assess the potential economic and non-economic consequences of their respective risks using the framework defined by the Group’s Risk Management Standard. Once identified, each principal risk is reviewed and monitored by the relevant internal experts and by the Risk Management Committee and, as appropriate, by the relevant Board committees and the Board.
We deliver our strategy through The way we work which focuses on the "4Ps": portfolio, people, performance and partners. The principal risks, uncertainties and trends outlined in this report, should be considered as forward-looking statements and are made subject to the cautionary statement on page 300 of the Annual Report 2019.
Risk impact and trend assessment

Market risks
Commodity prices: risk and uncertainty
Commodity prices, driven by demand for and supply of the Group’s products, vary and may not be as expected over time. Exchange rate variations and geopolitical issues may offset or exacerbate this risk.

Strategic delivery:
Portfolio People

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

China development pathway: risk and uncertainty
China’s growth pathway could impact demand for the Group’s products outside of expectations. China is the largest market for our products.

Strategic delivery:
Portfolio People
Threats An economic slowdown in China, and/or a material change in policy, could result in a slowdown in demand for our products and reduced earnings and cash flow for the Group.

Strategic risks
Execution of acquisitions and divestments: risk and uncertainty
Our ability to secure planned value by successfully executing divestments and acquisitions may vary.

Strategic delivery:
Portfolio People Partners

Threats
Divestment and acquisition activity incurs transaction costs that cannot be recouped. They may result in value destruction by realising less than fair value for divestments, or paying more than fair value or failing to integrate successfully acquisitions. The Group may also be liable for the past acts or omissions of assets it has acquired that were unforeseen or greater than anticipated at the time of acquisition. The Group may also face liabilities for divested entities if the buyer fails to honour commitments or the Group agrees to retain certain liabilities.

Capital project development: risk and uncertainty
Large capital investments require multi-year execution plans and are complex. The Group’s ability to deliver projects to baseline plan, principally in terms of safety, cost and schedule, may vary due to changes in technical requirements, law and regulation, government or community expectations, or through commercial or economic assumptions proving inaccurate through the execution phase.

Strategic delivery:
Portfolio Performance

Threats
A delay or overrun in a project schedule and/or a significant safety or process safety incident could negatively impact the Group’s profitability, cash flows, ability to repay project-specific debt, asset carrying values, growth aspirations and relationships with key stakeholders.

Strategic partnerships: risk and uncertainty
Strategic partnerships play a material role in delivering the Group’s growth, production, cash and market positioning, and these may not always develop as planned.

Strategic delivery:
Portfolio Performance Partners

Threats
The capacity or financial circumstance or business disposition of our joint venture partners may present barriers to investment decisions and/or to the realisation of full value for the joint venture(s). For non-managed operations, the decisions of the controlling partners may cause adverse impacts to the value of the Group’s interest in the operation, or to its reputation, and may expose it to unexpected financial liability.

Financial risk
Liquidity: risk and uncertainty External events and internal capital discipline may impact Group liquidity. Strategic delivery: Performance
Threats
The Group’s ability to raise sufficient funds for planned expenditure, such as capital growth and/or mergers and acquisitions, as well as the ability to weather a major economic downturn, could be compromised by a weak balance sheet and/or inadequate access to liquidity.

Resources risks
Exploration and resources: risk and uncertainty The success of the Group’s exploration activity and estimates of Ore reserves and resources may vary. Strategic delivery: Portfolio Performance
Threats
A failure to discover new viable orebodies could undermine future growth prospects.

If new information comes to light, or operating conditions change, the economic viability of some Ore reserves and mine plans can be restated downwards. As a result, projects may be less successful and of shorter duration than initially anticipated, and/or the asset value may be impaired.

Health, safety, environment and security risks
Health, safety, environment and security: risk and uncertainty
Our operations and projects are inherently hazardous, with the potential to cause illness or injury, damage to the environment, disruption to a community or a threat to personal security.

Strategic delivery:
Portfolio People Performance Partners

Threats
Failure to manage our health, safety, environment or community risks could result in a catastrophic event or other long-term damage that could in turn harm the Group’s financial performance and licence to operate.

Climate change
Climate change: risk and uncertainty
Climate change is a systemic challenge and will require coordinated actions between nations, between industries and by society at large. It requires a long-term perspective to address both physical climate change and low-carbon transition risks and uncertainties.

Strategic delivery:
Portfolio Partners

Threats
Current and emerging climate regulations have the potential to result in increased costs, change supply and demand dynamics for our products and create legal compliance issues and litigation, all of which could impact the Group’s financial performance and reputation. Our operations also face risk due to physical impacts of climate change, including extreme weather.

Communities and other key stakeholder risks
Sovereign: risk and uncertainty
The Group’s operations are located across a number of jurisdictions, which exposes the Group to a wide range of economic, political, societal and regulatory environments.

Strategic delivery:
Portfolio Performance Partners

Threats
Adverse actions by governments and other stakeholders can result in operational/project delays or loss of licence to operate. Other potential actions can include expropriation, changes in taxation, and export or foreign investment restrictions, which may threaten the investment proposition, title, or carrying value of assets. Legal frameworks with respect to policies such as energy, climate change and mineral law may also change in a way that increases costs.

Closure, reclamation and rehabilitation: risk and uncertainty
Planning for the future of our sites after they cease their operating life is a core business function governed by our Closure Steering Committee. Estimated costs and liabilities are provided for, and updated annually, over the life of each operation. However, estimates may vary due to a number of factors that either create opportunities or challenges.

Strategic delivery:
Portfolio Performance Partners

Threats
Plans and provisions for closure, reclamation and rehabilitation may vary over time due to changes in stakeholders’ expectations, legislation, standards, technical understanding and techniques. In addition, the expected timing of expenditure could change significantly due to changes in the business environment and orebody knowledge that might vary the life of an operation.

Governance risks
Regulation and regulatory intervention: risk and uncertainty
The Group’s reputation and regulatory licences are dependent upon appropriate business conduct and are threatened by actual or perceived breaches of law, reputation and our code of conduct.

Strategic delivery:
People Partners

Threats
Fines may be imposed on Group companies for breaching anti-trust rules, anti-corruption legislation, or sanctions or for human rights violations, or for other inappropriate business conduct.

A serious allegation or formal investigation by regulatory authorities (regardless of ultimate finding) could result in a loss in share price value and/or assets or loss of business. Other consequences could include the criminal prosecution of individuals and/or Group companies, imprisonment, fines, legal liabilities and reputational damage to the Group.

Operational and people risks
Operational and commercial excellence: risk and uncertainty
Accessing, developing and retaining talent as Rio Tinto and our industry evolves presents a constant challenge. The Group’s ability to maintain its competitive position is dependent on the services of a wide range of internal and external skilled and experienced personnel and contracting partners.

Strategic delivery:
People Performance

Threats
Business interruption or underperformance may arise from a lack of capability in people, standards, processes or systems to prevent, mitigate or recover from an interruption (for example, a significant weather event), which results in a material loss to the Group.

ITEM 4. INFORMATION ON THE COMPANY
4.A History and development of the company
The information set forth under the headings:

•	“Our Strategy” on pages 20 and 21;

•	“Key performance indicators” on pages 22 to 26;

•	“Chief Financial Officer’s statement” on pages 27 and 28;

•	“Portfolio management-Capital projects” on page 38;

•	“Portfolio management-Material acquisitions and divestments” on page 39;

•	“Business reviews-Iron Ore” on pages 40 to 43;

•	“Business reviews-Aluminium” on pages 44 to 47;

•	“Business reviews-Copper and Diamonds” on pages 48 to 51;

•	“Business reviews-Energy and Minerals” on pages 52 to 55;

•	“Business reviews-Growth and Innovation” on pages 56 and 57;

•	“Business reviews-Commercial” on pages 58 and 59;

•	“Sustainability” on pages 60 to 70;

•	“Governance-Additional statutory disclosure-Operating and financial review” on page 139;

•	“Financial statements Note 2-Operating segments” on pages 167 to 170; and

•	“Financial statements Note 37-Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses” on page 212;

•	“Rio Tinto financial information by business unit” on pages 252 to 254;

•	“Shareholder information-Organisational structure” on page 292;

•	“Shareholder information-History” on page 292;

•	“Shareholder information-Nomenclature and financial data” on page 292;

•	“Shareholder information-Dual listed companies structure” on page 292; and

•	“Contact details-Registered offices” on page 299
of the Annual report 2019 is incorporated herein by reference.
See above Item 3.D, “Principal risks and uncertainties-Strategic Risks”.
In 2019 and 2018, the Group did not receive any public takeover offers by third parties in respect of Rio Tinto plc shares or Rio Tinto Limited shares or make any public takeover offers in respect of other companies’ shares.
Rio Tinto’s Form 20-F and other filings can be viewed on the Rio Tinto website at www.riotinto.com as well as the SEC website at www.sec.gov.
4.B Business overview
The information set forth under the headings:
•“Chairman’s statement” on pages 6 to 9;

•	“Chief Executive’s statement” on pages 10 to 13;

•	“Our business model” on page 14;

•	“Our values” on page 15;

•	“Strategic context” on pages 16 and 17;

•	“Our stakeholders” on pages 18 and 19;

•	“Our strategy” on pages 20 and 21;

•	“Key performance indicators” on pages 22 to 26;

•	“Chief Financial Officer’s statement” on pages 27 and 28;

•	“Financial review” on pages 29 to 37;

•	“Business reviews-Iron Ore” on pages 40 to 43;

•	“Business reviews-Aluminium” on pages 44 to 47;

•	“Business reviews-Copper and Diamonds” on pages 48 to 51;

•	“Business reviews-Energy and Minerals” on pages 52 to 55;

•	“Business reviews-Growth and Innovation” on pages 56 and 57;

•	“Business reviews-Commercial” on pages 58 and 59;

•	“Sustainability” report on pages 60 to 70;

•	“Governance-Additional statutory disclosure-Government regulations” on page 142;

•	“Governance-Additional statutory disclosure-Environmental regulations” on page 142;

•	“Financial statements Note 3-Operating segments-additional information” on pages 171 and 172;

•	“Metals and minerals production” on pages 270 to 272;

•	“Ore reserves” on pages 273 to 280; and

•	“Mines and production facilities” on pages 282 to 287
of the Annual report 2019 is incorporated herein by reference.
See above Item 3.D, “Principal risks and uncertainties-Strategic Risks” and below Item 5.A, “Additional financial information-Sales revenue” (Iron Ore, Aluminium, Copper and Diamonds, Energy and Minerals).
Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Securities Exchange Act of 1934 (the “Exchange Act”). Section 13(r) to the Exchange Act requires an issuer to disclose in its annual reports whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran during the period covered by the report. The Company notes the following in relation to activities that took place in 2019, or in relation to activities the Company became aware of in 2019 relating to disclosable activities prior to the reporting period.
The Company routinely takes action to protect its intellectual property rights in many countries throughout the world, including Iran. In connection with such protection efforts, the Company has used, directly or indirectly, intellectual property firms with an agent or branch office in Iran to assist with the filing of patent and trade-mark applications, prosecution activities and maintenance in Iran. Contact with the firms has been minimal and solely limited to these activities. Certain transactions related to patents, trademarks and copyright are authorised activities under US sanctions and regulations against Iran (including the filing of an application to obtain a patent or trade-mark in Iran) and the Company believes its limited activities in this regard are consistent with this authorisation.
Rio Tinto acquired its interest in Namibia-based Rössing Uranium Limited (“Rössing”) in 1970. The Iran Foreign Investments Company (“IFIC”) acquired its original minority shareholding in Rössing in 1975. IFIC’s interest predates the establishment of the Islamic Republic of Iran and the U.S. economic sanctions targeting Iran’s nuclear, energy and ballistic missile programs. IFIC acquired a minority shareholding in Rössing in accordance with Namibian law. The Treasury Department’s Office of Foreign Assets Control designated IFIC as a Specially Designated National on 5 November 2018.
On 16 July 2019, the Company completed the sale of its entire interest 68.62 per cent stake in Rössing to China National Uranium Corporation Limited (“CNUC”) for an initial cash payment of $6.5 million and a contingent payment of up to $100 million. The contingent payment is linked to uranium spot prices and Rössing's net income during the next seven calendar years. In addition, the Company will receive a cash payment if CNUC sells the Zelda 20 Mineral Deposit during a restricted period following completion. The total consideration is subject to a maximum cap of $106.5 million. Rio Tinto Marketing Pte Ltd will continue to purchase a quantity of uranium produced by Rössing, in order to satisfy existing contractual commitments with customers.
Rössing was neither a business partnership nor joint venture between the Company and IFIC. Rössing is a Namibian limited liability company with a number of shareholders which included Rio Tinto.
When the Company was a shareholder, IFIC had no uranium product off-take rights. Neither IFIC nor other Government of Iran entities had any supply contracts in place with Rössing and none received any uranium from Rössing. IFIC also did not have access to any technology through its investment in Rössing or rights to such technology.
Rio Tinto had no power or authority to divest IFIC’s holding in Rössing. The Rössing board took steps in 2012 to terminate IFIC’s involvement in the governance of Rössing. When Rio Tinto was a shareholder in Rössing, IFIC was entitled under Namibian law to attend annual general meetings of Rössing, which they did attend. IFIC was represented on the board of Rössing by two directors. While this level of board representation did not provide IFIC with the ability to influence the conduct of Rössing’s business on its own, the Rössing board nonetheless determined that, in light of international economic sanctions, it would be in the best interest of Rössing to terminate IFIC’s involvement in board activity. Therefore, on 4 June 2012, at the annual general meeting of Rössing, the shareholders, including the Company, voted not to re-elect the two IFIC board members. This ended IFIC’s participation in Rössing board activities.

While IFIC was entitled to its pro rata share of any dividend that the majority of the board declared for all shareholders in Rössing, IFIC had not received such monies since early 2008. Simply by maintaining its own shareholding in Rössing, the Company was not engaging in any activity intended or designed to confer any direct or indirect financial support for IFIC.
While the Company did not view itself as actively transacting or entering into business dealings with an instrumentality of the Government of Iran or a Specially Designated National, this information has been provided to ensure transparency regarding the passive, minority shareholding in Rössing held by IFIC while the Company was a shareholder.
4.C Organisational structure
The information set forth under the headings:

•	“Financial statements Note 33-Principal subsidiaries” on pages 207 to 209;

•	“Financial statements Note 34-Principal joint operations” on page 209;

•	“Financial statements Note 35-Principal joint ventures” on page 210;

•	“Financial statements Note 36-Principal associates” on pages 211 and 212; and

•	“Shareholder information-Organisational structure” on page 292 of the Annual report 2019 is incorporated herein by reference.
4.D Property, plant and equipment
The information set forth under the headings:

•	“Key performance indicators” on pages 22 to 26;

•	“Portfolio management-Capital projects” on page 38;

•	“Business reviews-Iron Ore” on pages 40 to 43;

•	“Business reviews-Aluminium” on pages 44 to 47;

•	“Business reviews-Copper and Diamonds” on pages 48 to 51;

•	“Business reviews-Energy and Minerals” on pages 52 to 55;

•	“Business reviews-Growth and Innovation” on pages 56 and 57;

•	“Business reviews-Commercial” on pages 58 and 59;

•	“Sustainability” on pages 60 to 70;

•	“Governance-Additional statutory disclosure-Environmental regulations” on page 142;

•	“Governance-Additional statutory disclosure-Greenhouse gas emissions” on page 142;

•	“Financial statements Note 14-Property, plant and equipment” on pages 180 to 182;

•	“Metals and minerals production” on pages 270 to 272;

•	“Ore reserves” on pages 273 to 280; and

•	“Mines and production facilities” on pages 282 to 287
of the Annual report 2019 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS
As far as the Group is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before 31 December 2019.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A Operating results
The information set forth under the headings:

•	“Financial review” on pages 29 to 37;

•	“Business reviews-Iron Ore” on pages 40 to 43;

•	“Business reviews-Aluminium” on pages 44 to 47;

•	“Business reviews-Copper and Diamonds” on pages 48 to 51;

•	“Business reviews-Energy and Minerals” on pages 52 to 55;

•	“Business reviews-Growth and Innovation” on pages 56 and 57;

•	“Business reviews-Commercial” on pages 58 and 59;

•	“Sustainability” on pages 60 to 70;

•	“Governance-Additional statutory disclosure-Government regulations” on page 142;

•	“Governance-Additional statutory disclosure-Environmental regulations” on page 142; and

•	“Financial statements Note 30-Financial instruments and risk management” on pages 193 to 203 of the Annual report 2019 is incorporated herein by reference.
Additional Financial Information
To provide additional insight into the performance of our business, we report underlying EBITDA and underlying earnings, which are defined in “Financial statements Note 2-Operating segments” on pages 167 to 170 of the Annual report 2019.
2019 net earnings of $8.0 billion were $5.6 billion lower than 2018 net earnings of $13.6 billion. Net earnings represent amounts attributable to owners of Rio Tinto. International Financial Reporting Standards (IFRS) requires that the profit/(loss) for the period reported in the income statement should also include earnings/(losses) attributable to non-controlling interests in subsidiaries. The table below lists the principal factors driving the movement in net earnings between periods and reconciles to profit for the year.

Financial performance of 2019 compared to 2018
	2019 vs 2018
	$m	$m
2018 Net earnings		13,638
Prices(a)	4,382
Exchange rates(a)	529
Volume and mix(a)	(20)
General inflation(a)	(303)
Energy(a)	75
Operating cash cost movements(a)	(523)
Higher exploration and evaluation spend(a)	(136)
One-off items(a)	(16)
Absence of underlying EBITDA from assets divested in 2018, including coking coal(a)	(1,246)
Non-cash / other(a)	319
Total changes in underlying EBITDA	3,061
Decrease in depreciation and amortisation (pre-tax) in underlying earnings	(366)
Decrease in interest and finance items (pre-tax) in underlying earnings	32
Increase in tax on underlying earnings	(1,011)
Increase in underlying earnings attributable to outside interests	(151)
Total change in underlying earnings(b)		1,565
Increase in net impairment charges	(1,554)
Decrease in gains on consolidation and gains on disposals	(4,287)
Movement in exchange differences and gains/losses on derivatives	(904)
Other	(448)
Total changes in exclusions from underlying earnings		(7,193)
2019 net earnings		8,010
Profit attributable to non-controlling interests		(1,038)
Profit for the year		6,972

(a)	These variances represent the impact on underlying EBITDA.

(b)
Earnings contributions from Group businesses and business segments are based on underlying earnings. Amounts excluded from net earnings in arriving at underlying earnings are described in “Financial statements Note 2-Operating segments” on page 170 of the Annual report 2019.

Prices
Commodity price movements in 2019 increased underlying EBITDA by $4,382 million compared with 2018. This was primarily driven by the strength in the iron ore price and was partly offset by lower prices for copper and aluminium.
The Platts index for 62% iron fines was 39% higher on average compared with 2018 on a free on board (FOB) basis, driven by supply disruptions in the seaborne market and strong demand following record Chinese steel output.
Average London Metal Exchange (LME) prices for copper and aluminium were 8% and 15% lower, respectively, compared with 2018, as global manufacturing activity slowed. The gold price was 10% higher.
The 10% tariff on US imports of aluminium from Canada, in place from 1 June 2018, was removed on 19 May 2019, following agreement between the US and Canadian governments. The midwest premium for aluminium in the US averaged $320 per tonne - 24% lower than in 2018.

Exchange rates
Compared with 2018, on average the US dollar strengthened by 7% against the Australian dollar, by 3% against the Canadian dollar and by 9% against the South African rand. Currency movements increased underlying EBITDA by $529 million relative to 2018.
Volumes
Underlying EBITDA decreased by $20 million compared with 2018 from movements in sales volumes and changes in product mix. A 3% decline in iron ore shipments from the Pilbara, where we experienced weather disruptions and operational challenges at some of our mines in the first half of 2019, were mostly offset by increased bauxite shipments, improved aluminium product mix and higher by-product volumes (gold and molybdenum) from Rio Tinto Kennecott and Oyu Tolgoi.
Energy
Average movements in energy prices compared with 2018 improved underlying EBITDA by $75 million, mainly due to lower diesel prices.
Operating cash cost movements*
Our cash operating costs rose by $523 million compared with 2018 (on a unit cost basis), primarily reflecting an increase in iron ore unit costs, driven by the first half challenges. There was some respite on cost inflation for certain raw materials for Aluminium, in particular caustic soda and petroleum coke. However, this was partly offset by inflationary pressures on other costs.
* Operating cash cost improvements represent the difference between the current and prior year full cash cost of sales per unit based on the prior year volume sold. This financial performance indicator is used by management internally to assess performance and therefore is considered relevant to users of the accounts.
Exploration and evaluation spend
We spent $136 million, or 28%, more on exploration and evaluation compared with last year. This went to our highest value projects, particularly on evaluating the Resolution copper project in Arizona, advancing our Winu copper/gold deposit in Australia and progressing our Falcon diamond project in Canada.
One off items
One-off items netted out to be $16 million less than in 2018. 2019 underlying EBITDA includes the impact of a $199 million charge at Escondida to reflect the cancellation of existing coal power contracts, a $68 million impact from the curtailment of operations at Richards Bay Minerals (RBM) and $68 million for operational challenges faced at our ISAL and Kitimat aluminium smelters.
In 2018 we suspended operations for two months at Iron Ore Company of Canada before reaching a new labour agreement ($236 million impact). We also suspended production at Rio Tinto Iron & Titanium, following a fatality at our Sorel-Tracy plant and labour disruptions at RBM ($132 million impact).
Non-cash costs/other
The movements in our non-cash costs and other items, which lowered underlying EBITDA by $319 million compared with 2018, reflected significant divestments in 2018 which generated $1,246 million of underlying EBITDA in 2018, primarily the coking coal business and the Grasberg copper mine. Following implementation of IFRS 16 "Leases" on 1 January 2019, a large proportion of our lease expense comprises charges for depreciation and interest and is not included in cash operating costs.  In 2019, there was a consequent benefit to underlying EBITDA of approximately $320 million from this change in treatment.
Depreciation and amortisation, net interest and tax
Our depreciation and amortisation charge was $366 million higher than 2018. This was primarily due to the inclusion of depreciation on leases brought on to the balance sheet on adoption of IFRS 16 and completion of the Amrun bauxite mine. The increase was partly offset by the impact of the weaker Australian and Canadian dollars against the US dollar, along with assets divested in 2018.
Interest and finance items (pre-tax) were broadly in line with 2018. This was mainly due to the bond tender we completed in 2018, which reduced our gross debt by $1.9 billion equivalent and incurred $94 million in early redemption costs in 2018. In 2019, there was also a lower level of average net debt and an increase in capitalised interest. This was offset by the inclusion of interest expense on leases following adoption of IFRS 16 "Leases" in 2019.

The 2019 effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 30%, compared with 29% in 2018. The effective tax rate on underlying earnings in Australia was 31% in 2019 compared with 30% in 2018. We anticipate an effective tax rate on underlying earnings of approximately 30% in 2020.
Items excluded from underlying earnings
Refer to page 20 below for a detailed reconciliation between underlying earnings and net earnings.
Profit
Net earnings and underlying earnings refer to amounts attributable to the owners of Rio Tinto. The net profit attributable to the owners of Rio Tinto in 2019 was $8.0 billion (2018: $13.6 billion). We recorded a profit after tax in 2019 of $7.0 billion (2018: $13.9 billion) of which a loss of $1.0 billion (2018 profit: $0.3 billion) was attributable to non-controlling interests.
Financial performance of 2018 compared to 2017
2018 net earnings of $13.6 billion were $4.8 billion above the 2017 net earnings of $8.8 billion. The table below lists the principal factors driving the movement in net earnings between periods and reconciles to profit for the year.

	2018 vs 2017
	$m	$m
2017 Net earnings		8,762
Prices(a)	277
Exchange rates(a)	286
Volume and mix(a)	863
General inflation(a)	(301)
Energy(a)	(436)
Operating cash cost movements (a)	(750)
Higher exploration and evaluation spend(a)	(43)
One-off items (a)	(23)
Non-cash / other(a)	(317)
Total changes in underlying EBITDA	(444)
Decrease in depreciation and amortisation (pre-tax) in underlying earnings	391
Decrease in interest and finance items (pre-tax) in underlying earnings	385
Increase in tax on underlying earnings	(149)
Increase in underlying earnings attributable to outside interests	(2)
Total change in underlying earnings(b)		181
Decrease in net impairment charges	377
Increase in gains on consolidation and gains on disposals	1,974
Movement in exchange differences and gains/losses on debt	1,514
Other	830
Total changes in exclusions from underlying earnings		4,695
2018 net earnings		13,638
Profit attributable to non-controlling interests		287
Profit for the year		13,925

(a)	These variances represent the impact on EBITDA.

(b)	Earnings contributions from Group businesses and business segments are based on underlying earnings.
Amounts excluded from net earnings in arriving at underlying earnings are described in “Financial statements Note 2-Operating segments” on page 170 of the Annual report 2019.
Prices
Commodity price movements in 2018 increased underlying EBITDA by $277 million compared with 2017. The FOB (free on board) Platts index for 62% iron Pilbara fines was 4% lower on average compared with 2017. Average LME prices for copper and aluminium were up 6% and 7% respectively, compared with 2017. We also benefitted from higher market premiums for aluminium, in particular the mid-west premium in the US which averaged $419 per tonne in 2018, a 111% rise on 2017’s $199 per tonne.
On 1 March 2018, the US government announced a 10% tariff on US imports of aluminium from Canada, which it implemented on 1 June 2018. We do not expect this to have a significant financial impact on our business in the near term.
Exchange rates
Compared with 2017, on average the US dollar strengthened by 3% against the Australian dollar, stayed flat against the Canadian dollar and weakened by 1% against the South African rand. Currency movements increased underlying EBITDA by $286 million relative to 2017.
Volumes
Higher sales volumes increased underlying EBITDA by $863 million compared with 2017, mainly in iron ore and copper/gold. Our Pilbara iron ore shipments rose as we debottlenecked our rail network following full implementation of AutoHaul™ autonomous trains and ramped up production from our new Silvergrass mine. In copper, we benefitted from better operating performance at Escondida including the absence of the labour disruption in 2017, as well as higher copper grades at Rio Tinto Kennecott and higher gold grades at Oyu Tolgoi.
Energy
Higher energy prices compared with 2017 reduced our underlying EBITDA by $436 million. This was mainly due to the average price of oil rising by roughly 31% in 2018 to $71 per barrel. Our Pacific Aluminium smelters were also affected by higher coal prices and a new power contract.
Operating cash cost movements*
Our cash operating costs rose by $750 million compared with 2017. The considerable efficiencies we continue to see from our mine-to-market productivity programme were offset by the increasing costs of raw materials – in particular caustic soda, petroleum coke and tar pitch for Aluminium.

* Operating cash cost improvements represent the difference between the current and prior year full cash cost of sales per unit based on the prior year volume sold. This financial performance indicator is used by management internally to assess performance and therefore is considered relevant to users of the accounts.
Exploration and evaluation spend
We spent $43 million more on exploration and evaluation compared with last year. This went to our highest-value projects, particularly the Resolution copper project in Arizona.
One off items
One-off items were $23 million more than in 2017. At Iron Ore Company of Canada, we suspended operations for two months in 2018 ($236 million impact) before reaching a new labour agreement. At Iron & Titanium, production was suspended after a fatality at our Sorel-Tracy plant and labour disruptions at Richards Bay Minerals ($132 million impact). In 2017, our most significant one-off item was the strike action at Escondida, which led to lower volumes and higher unit costs with a $316 million impact.
Non-cash costs/other
The movements in our non-cash costs and other items lowered EBITDA by $317 million compared with 2017. We had $717 million less in underlying EBITDA following the sale of our coal businesses in 2017 and 2018. This was partly offset by the $278 million gain on sale of the Winchester South and Valeria coal development projects and a $167 million revaluation of a royalty receivable arising from the disposal of the Mount Pleasant coal project in 2016.
Our restructuring costs were $95 million higher as we continued our reorganisation around four operating and commercial hubs.

Depreciation and amortisation, net interest and tax
Our depreciation and amortisation charge was $391 million lower than in 2017, driven by the sale of the thermal coal assets in 2017 and a lower charge at Oyu Tolgoi due to some assets being fully depreciated. Interest and finance items (pre-tax) were $385 million lower than 2017. This was due to a lower level of net debt, lower early redemption costs from bond purchases and an increase in capitalised interest. In 2018, we completed a bond tender, reducing our gross debt by a further $1.94 billion equivalent. We also incurred $94 million in early redemption costs from the bond tender, compared with $256 million in 2017. Since the start of 2016, we have reduced the nominal value of outstanding bonds from approximately $21 billion to around $7.8 billion equivalent, with an average weighted interest rate on the outstanding bonds of around 5%.
The 2018 effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 29%, compared with 28% in 2017. The effective tax rate on underlying earnings in Australia in both years was just over 30%.
Items excluded from underlying earnings
Refer below for a detailed reconciliation between underlying earnings and net earnings.
Profit
The net profit attributable to the owners of Rio Tinto in 2018 totalled $13.6 billion (2017: $8.8 billion). We recorded a profit in 2018 of $13.9 billion (2017: $8.9 billion) of which a profit of $287 million (2017: $89 million) was attributable to non-controlling interests.
Exclusions from underlying earnings 2017-2019
Earnings contributions from Group businesses and business segments are based on underlying earnings. Amounts excluded from net earnings in arriving at underlying earnings are summarised in the discussion of year-on-year results below.

	2019	2018	2017
	$m	$m	$m
Impairment charges	(1,658)	(104)	(481)
Net (losses)/gains on consolidation and disposal of interests in businesses	(291)	3,996	2,022
Foreign exchange and derivative gains / (losses) on US dollar net debt and intragroup balances and derivatives not qualifying for hedge accounting	(200)	704	(810)
Gain on sale of wharf and land in Kitimat, Canada	—	569	—
Changes in closure estimates (non-operating and fully impaired sites)	—	(335)	—
Changes in corporate tax rates	—	—	(439)
Rio Tinto Kennecott insurance settlement	—	—	45
Adjustment to deferred tax assets relating to expected divestments	—	—	(202)
Other exclusions	(214)	—	—
Total excluded in arriving at underlying earnings	(2,363)	4,830	135
Net earnings	8,010	13,638	8,762
Underlying earnings	10,373	8,808	8,627
2019
Net impairment charges increased by $1.6 billion compared with 2018, primarily related to the Oyu Tolgoi underground project in Mongolia and the Yarwun alumina refinery in Queensland, Australia. We recognised an impairment charge of $0.8 billion (after tax and non-controlling interests) on the Oyu Tolgoi project, reflecting forecast delays to first production and increased capital spend on the development. We also recognised a $0.8 billion post-tax impairment charge on the Yarwun alumina refinery following ramp-up of the Amrun expansion at Weipa, which resulted in a reassessment of our cash generating units. Weipa is now considered to generate cash inflows largely independent from the downstream alumina operations with which it was previously aggregated for accounting purposes.
In 2018, we recognised $0.1 billion of after tax charges, mainly relating to the carrying value of the ISAL aluminium smelter in Iceland following its reclassification to assets held for sale. In 2019, we recognised a further $0.1 billion post-tax charge as these assets were reclassified back out of assets held for sale.

Gains on disposals were $4.3 billion lower than 2018. In 2019, we recognised a $0.3 billion loss (after tax) from the sale of Rössing Uranium, including a non-cash adjustment for historical foreign exchange losses. In 2018, we realised net gains of $4.0 billion (after tax), primarily from the sale of our Hail Creek and Kestrel coking coal businesses in Australia, the sale of our interest in the Grasberg copper mine in Indonesia and the formation of the ELYSIS joint venture in Canada.
Exchange differences and gains/losses on derivatives were $0.9 billion lower than 2018. In 2019, these gave rise to a $0.2 billion after tax loss. This compared with gains of $0.7 billion in 2018 - mainly on US dollar debt in non-US dollar functional currency Group companies, intragroup balances and on the revaluation of certain derivatives which do not qualify for hedge accounting. These exchange gains are largely offset by currency translation losses recognised in equity. The quantum of US dollar debt is largely unaffected and we will repay it from US dollar sales receipts.
There were $0.4 billion in other changes in items excluded from underlying earnings. In 2019, we recognised a $0.2 billion loss (after tax) related to provisions for obligations in respect of legacy operations. In 2018, we recognised a $0.6 billion gain on sale of surplus land at Kitimat and a $0.3 billion increase in the closure provision at the Argyle diamond mine.
2018
In 2018, we recognised $104 million of post-tax impairment charges, mainly relating to the carrying value of the ISAL aluminium smelter in Iceland following its reclassification to assets held for sale. In 2017, we recognised $481 million (post-tax) of impairment charges, relating primarily to the carrying values of the Roughrider uranium deposit in Canada, the Rössing Uranium mine in Namibia and the Argyle diamond mine in Australia.
2018 net gains on consolidation and disposal of interests in businesses of $4.0 billion (post-tax) included the sale of our Hail Creek and Kestrel coking coal businesses in Australia, the sale of our interest in Grasberg in Indonesia and the formation of the ELYSIS joint venture in Canada. We created this joint venture in May with Alcoa to develop a carbon-free aluminium smelting process and recognised a gain of $141 million (post-tax) for the fair value uplift on forming the joint venture. In 2017, we realised net gains on disposal of interests in businesses of $2.0 billion from the sale of the Coal & Allied thermal coal business in Australia.
Amounts relating to the undeveloped coal properties, Winchester South and Valeria, were included within underlying earnings.
In 2018, we recognised non-cash exchange and derivative gains of $0.7 billion. This was mainly on US dollar debt in non-US dollar functional currency Group companies, intragroup balances, and on the revaluation of certain derivatives which did not qualify for hedge accounting. The exchange gains were largely offset by currency translation losses recognised in equity. The quantum of US dollar debt was largely unaffected.
Other exclusions of $0.2 billion included gains on the sale of surplus land at Kitimat in Canada ($0.6 billion), partially offset by charges recognised to increase closure provisions at ERA and Argyle in Australia ($0.3 billion).
2017
Impairment charges of $481 million (post-tax) were recognised in 2017. This related primarily to the carrying values of the Roughrider uranium deposit in Canada, the Rössing uranium mine in Namibia and the Argyle diamond mine in Australia. Roughrider’s recoverable amount was determined to be $nil following a decision in the first half of 2017 to cease further expenditure on the project. Rössing was impaired due to oversupply in the uranium market resulting in structural changes to forecast prices, while the impairment at Argyle was attributable to lower production volumes, a smaller than expected contribution from productivity improvements and lower realised prices.
Net gains on disposal of interests in businesses of $2,022 million primarily related to the sale of the Coal & Allied thermal coal business which completed on 1 September 2017.
Non-cash exchange and derivative losses in 2017 of $810 million arose primarily on US dollar debt in non-US dollar functional currency Group companies, intragroup balances, and on the revaluation of certain derivatives which do not qualify for hedge accounting. The exchange losses were largely offset by currency translation gains recognised in equity and the quantum of US dollar debt, which will be repaid from US dollar sales receipts and US dollar divestment proceeds, is therefore largely unaffected.
Deferred tax assets were remeasured to reflect lower corporate income tax rates in the US and France as a result of tax legislation changes. Deferred tax assets were also derecognised as a result of revised profit forecasts in France due to expected divestments.

In 2017, the Group received the final settlement on the insurance claims related to the 2013 pit-wall slide at Rio Tinto Kennecott of $233 million pre-tax ($146 million post-tax). Part of the settlement, $73 million pre-tax ($45 million post-tax), was excluded from underlying earnings in line with the treatment of associated costs incurred from 2013 to 2015.

Underlying Earnings by product group 2017-2019	2019	2018	2017
	$m	$m	$m
Iron Ore(a)	9,638	6,531	6,695
Aluminium	599	1,347	1,583
Copper & Diamonds	554	1,054	263
Energy & Minerals(a)(b)	611	995	1,239
Other operations	(89)	(102)	(138)
Other items/Intrasegment eliminations	(587)	(690)	(483)
Exploration and evaluation	(231)	(193)	(178)
Net interest	(122)	(134)	(354)
Group underlying earnings	10,373	8,808	8,627
Exclusions	(2,363)	4,830	135
Net Earnings	8,010	13,638	8,762

(a)
2018 and 2017 underlying earnings has been restated for Iron Ore and Energy & Minerals to adjust for the move of Dampier Salt from the Energy & Minerals product group to the Iron Ore product group in the first half of 2019.

(b)	Includes the Simandou iron ore project in Guinea and Iron Ore Company of Canada.
Sales Revenue

(a)
Consolidated sales revenue for 2019 of $43.2 billion was $2.6 billion or 7% higher than the prior period. Gross sales revenue (including the sales revenue of equity accounted units on a proportionately consolidated basis, after adjusting for sales to subsidiaries) increased from $42.8 billion to $45.4 billion. Rio Tinto’s sales revenue continues to be predominantly attributable to iron ore and aluminium.

Prices

			2019	2018	2017
Commodity	Source	Unit	$	$	$
Average prices
Iron ore 62% Fe Fines FOB	Platts Index less Baltic Exchange Freight Rate	dmt(a)	85.0	61.8	64.1
Aluminium	LME(b)	Tonne	1,791	2,110	1,969
Copper	LME(b)	Pound	2.73	2.97	2.81
Gold	London Bullion Market (LBMA)	Ounce	1,393	1,269	1,257
Year end spot price
Aluminium		Tonne	1,523	1,863	2,256
Copper		Pound	2.79	2.70	3.27
Gold		Ounce	1,523	1,282	1,306

(a)	Dry metric tonne

(b)	LME cash price
The above table shows published prices for Rio Tinto’s commodities for the last three years where these are publicly available, and where there is a reasonable degree of correlation between the published prices and Rio Tinto’s realised prices.
Group sales revenue will not necessarily move in line with these published prices for a number of reasons which are discussed below.

The discussion of revenues below relates to the Group’s gross revenue from sale of commodities, as included in the “Financial information by business unit” on pages 252 to 254 of the Annual report 2019.
Iron Ore
2019 sales revenue compared with 2018
Gross sales revenue increased by $5.4 billion (29%) to $24.1 billion in 2019. The gross sales revenue for our Pilbara operations included freight revenue of $1.7 billion (2018: $1.7 billion).
The significant increase is attributable to higher prices as the Platts index for 62% iron fines was 39% higher on average compared with 2018 on a free on board (FOB) basis. This was partly offset by the effect of lower shipments from the Pilbara, which decreased 3% from the previous period to 327 million tonnes.
In 2019, we priced approximately 76% of our sales with reference to the average index price for the month of shipment and 16% with reference to the prior quarter’s average index lagged by one month, with the remainder sold either on current quarter average, current month average or on the spot market. We made approximately 68% of sales including freight and 32% on an FOB basis.
In 2019, we achieved an average iron ore price of $79.0 per wet metric tonne on an FOB basis (2018: $57.8 per wet metric tonne). This equates to $85.9 per dry metric tonne (2018: $62.8 per dry metric tonne).
2018 sales revenue compared with 2017
Gross sales revenue increased by $0.3 billion (1%) to $18.7 billion in 2018 (2018 revenue numbers have been adjusted to take into account Dampier salt being reclassified under the Iron Ore product group in 2019). This included freight revenue for the Pilbara operations of $1.7 billion compared with $1.5 billion.
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
In 2018, we achieved an average iron ore price of $57.8 per wet metric tonne on an FOB basis (2017: $59.6 per wet metric tonne). This equates to $62.8 per dry metric tonne (2017: $64.8 per dry metric tonne), which compares with the average FOB Platts index of $61.8 per dry metric tonne for the 62% iron Pilbara fines product (2017: $64.1 per dry metric tonne).
Aluminium
2019 sales revenue compared with 2018
Aluminium’s sales revenues are from aluminium and related products such as alumina and bauxite.
Gross sales revenue decreased by 15% to $10.3 billion in 2019. This reflects the significant price declines in alumina and aluminium metal offset by increases in third-party bauxite sales.
In 2019 we achieved an average realised aluminium price of $2,132 per tonne (2018: $2,470 per tonne). This comprised the LME price, a market premium and a value-added product (VAP) premium. The cash LME price averaged $1,791 per tonne, 15% lower than 2018. In our key US market, the midwest premium dropped 24% to $320 per tonne on average in 2019. VAP represented 51% of the primary metal we sold (2018: 54%, excluding the Dunkerque smelter which we sold in 2018) and generated attractive product premiums averaging $234 per tonne of VAP sold (2018: $227 per tonne). We paid a 10% tariff on our Canadian aluminium exports to the United States under Section 232 until the tariff was removed on 19 May 2019.
2018 sales revenue compared with 2017
Gross sales revenue increased by 11% to $12.2 billion in 2018. This reflected the stronger pricing environment, in particular for primary metal in the first half of the year. This was however offset by lower volumes. The lower volumes were primarily due to labour disruptions at the non-managed Becancour smelter in Canada and a power interruption at the Dunkerque smelter in France.
In 2018, we achieved an average realised aluminium price of $2,470 per tonne (2017: $2,231 per tonne). This comprised the LME price, a market premium and a value-added product (VAP) premium. The cash LME price averaged $2,110 per tonne, 7% higher than 2017. Market premiums increased in all regions. In our key US market, the mid-West premium rose 111% to $419 per tonne (2017: $199 per tonne), driven by the 10% US tariff implemented on 1 June which is included in our operating costs. VAP represented 57% of the primary metal we sold (2017: 57%) and generated attractive product premiums averaging $227 per tonne of VAP sold (2017: $221 per tonne).
Copper and Diamonds
2019 sales revenue compared with 2018
Gross sales revenue of $5.8 billion was 10% lower than 2018. This reflected lower average realised copper prices and lower grades at all our operations, resulting in lower mined and refined copper production volumes. The impact was partly offset by higher throughput from Escondida, productivity improvements at Oyu Tolgoi and improvements in ore processed at Kennecott.
Our average realised copper price decreased by 7% to 275 US cents per pound, which was comparable with an 8% decline in the LME price to 273 US cents per pound.
2018 sales revenue compared with 2017
Gross sales revenue of $6.5 billion was 34% higher than 2017. This reflected increased copper and gold volumes which were driven by higher grades. The rise is also connected to productivity improvements and increased plant throughput at Rio Tinto Kennecott, a return to capacity at Escondida, higher gold grades at Oyu Tolgoi, and a greater metal share at Grasberg.
Average LME copper prices increased 6% to 297 US cents per pound, and the average gold price rose 1% to $1,269 per ounce compared with 2017. These price rises were more than offset by provisional pricing movements.
Energy and Minerals
2019 sales revenue compared with 2018
Gross sales revenues for the product group in 2019 fell by 6% to $5.2 billion.
Excluding the contribution from the divested coal business in 2018, 2019 revenue of $5.2 billion was 15% higher than 2018. The increase reflects the recovery in volumes at Rio Tinto Iron & Titanium and Iron Ore Company of Canada and higher prices for iron ore pellets and concentrate and titanium dioxide feedstocks.
IOC production was 18% higher than 2018, when operations were impacted by a two-month strike.
Titanium dioxide feedstock production was 8% higher than 2018, reflecting improved operational performance and the restart of furnaces.
2018 sales revenue compared with 2017
Gross sales revenue for the product group in 2018 fell by 28% to $5.5 billion (2018 revenue numbers have been adjusted to take into account Dampier salt being reclassified under the Iron Ore product group in 2019). Coal revenue was $1.8 billion lower due to the sale of Coal & Allied Industries Limited in 2017 and the sale of the remaining coking coal assets in the current year.
Excluding the entire contribution from coal in both years, 2018 revenue of $4.5 billion was 5% lower than the 2017 comparative of $4.7 billion (both amounts have been adjusted to take into account Dampier salt being reclassified under the Iron Ore product group in 2019). This reflected lower volumes in iron ore and titanium dioxide feedstocks, partly offset by higher prices.
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

Cash flow
2019 cash flow compared with 2018
We generated $14.9 billion in net cash from our operating activities, 26% higher than 2018. This increase was driven primarily by higher underlying EBITDA from higher iron ore prices and the ongoing management of working capital. We invested $5.5 billion in capital expenditure in 2019 which remains at the same level as 2018. Key projects included the Koodaideri iron ore mine and the completion of the primary production shaft at Oyu Tolgoi, along with sustaining capital spend.
We generated $9.2 billion of free cash flow, 31% higher than 2018, reflecting our higher operating cash flow and consistent capital expenditure. Free cash flow now includes an adjustment to include lease principal repayments of $315 million following adoption in 2019 of IFRS 16 "Leases".
Free cash flow is calculated using the following GAAP measures:

For year ended 31 December	2019 $m	2018 $m
Net cash generated from operating activities	14,912	11,821
Purchases of property, plant and equipment and intangible assets	(5,488)	(5,430)
Sales of property, plant and equipment and intangible assets	49	586
Lease principal payments	(315)	—
Free cash flow	9,158	6,977
We paid $10.3 billion in dividends to our shareholders. We also repurchased $1.6 billion of our shares, all of which were bought from the market in the UK in 2019.
A full consolidated cash flow statement is contained in the Financial Statements on page 148 of the Annual report 2019.
2018 cash flow compared with 2017
We generated $11.8 billion in net cash from our operating activities, 15% lower than in 2017. This reduction was primarily driven by higher tax payments related to our 2017 profits and adverse working capital movements. We invested $5.4 billion in capital expenditure, 21% more than in 2017 as our major projects ramped up. These included our Oyu Tolgoi underground copper mine in Mongolia, the completion of our Amrun bauxite project in Queensland and the full implementation of AutoHaul™, the automation of our Pilbara train system.
We generated $7.0 billion of free cash flow, 27% lower than 2017, in line with our lower operating cash flow and higher capital expenditure. This was partly offset by proceeds from the sale of property, plant and equipment including $0.5 billion received from the sale of surplus land at Kitimat. In 2018, our mine-to-market productivity programme exit rate was impacted by $0.3 billion of raw material cost headwinds. We are on track to be generating $1.5 billion per year in free cash flow from this programme from 2021.
We paid $5.4 billion in dividends to our shareholders. We also repurchased $5.4 billion of our shares: $2.1 billion of these were bought off-market in Australia and $3.3 billion on-market in the UK in 2018 as part of our ongoing programme.
Balance sheet at 31 December 2019
Our net debt, reconciled to GAAP measures in the “Financial statements Note 24-Net debt” on page 188, of $3.7 billion increased by $3.9 billion in 2019, reflecting final, interim and special dividend payments of $10.3 billion and $1.6 billion of share buy-backs, partly offset by our strong free cash flow. It also reflects a non-cash increase of $1.2 billion following the implementation of IFRS 16 "Leases" from 1 January 2019.
Our net gearing ratio increased to 7% at 31 December 2019 (31 December 2018: -1%). Refer to page 36 of the Annual report 2019.
Total financing liabilities at 31 December 2019 were $14.3 billion and the weighted average maturity was around 10 years. At 31 December 2019, approximately 76% of Rio Tinto’s total borrowings were at floating interest rates. The maximum amount within non-current borrowings maturing in any one calendar year was $1.8 billion, which matures in 2025. These amounts incorporate $1.3 billion lease liabilities recognised at 31 December 2019 following the transition to IFRS 16 "Leases" from 1 January 2019.

Cash and cash equivalents plus other short-term cash investments at 31 December 2019 were $10.6 billion (31 December 2018: $13.3 billion).
Financial instruments and risk management
The Group’s policies with regard to financial instruments and risk management are clearly defined and consistently applied. They are a fundamental part of the Group’s long-term strategy covering areas such as foreign exchange risk, interest rate risk, commodity price risk, credit risk, liquidity risk and capital management. Further details of our Financial instruments and risk management are disclosed in “Financial statements Note 30-Financial instruments and risk management” on pages 193 to 203 of the Annual report 2019.
The Annual report 2019 shows the full extent of the Group’s financial commitments, including debt. The risk factors to which the Group is subject are summarised above in Item 3.D, “Risk factors”.
The effectiveness of internal controls continues to be a high priority in the Rio Tinto Group.
Dividend
The 2019 interim dividend was 151.0 US cents (2018: 127.0 US cents) and the final dividend was determined as 231.0 US cents (2018: 180.0 US cents). In addition, the directors of Rio Tinto announced and paid an interim special dividend in 2019 of 61.0 US cents per share (2018: 243.0 US cents). Dividends paid on Rio Tinto plc and Rio Tinto Limited shares are equalised on a net cash basis; that is, without taking into account any associated tax credits.
Dividends are determined in US dollars. Rio Tinto plc dividends are paid and declared in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates on 26 February 2020. Details relating to the dividend policy, determination and payment of dividends in sterling, Australian dollars and other currencies and on the payment of dividends to holders of American Depositary Receipts (ADRs) are included under the heading “Shareholder information-Markets” on page 294 of the Annual report 2019 and above in Item 3.A, “Selected financial data”.
Capital and liquidity risk management
The Group’s total capital is defined as equity attributable to owners of Rio Tinto plus equity attributable to non-controlling interests and net debt, as shown below:
Total capital

	2019	2018
	$m	$m
Equity attributable to owners of Rio Tinto	40,532	43,686
Equity attributable to non-controlling interests	4,710	6,137
Net debt/(cash) (Financial Statements Note 24 of the Annual report 2019)	3,651	(255)
Total capital	48,893	49,568
The Group’s material capital and evaluation projects are listed under the heading “Portfolio management” on page 38 and in “Business reviews-Growth and Innovation” on pages 56 and 57 respectively of the Annual report 2019.
We expect that contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from the existing facilities described in “Financial statements Note 30-Financial instruments and risk management”, part A(b)(i) on pages 194 and 195 of the Annual report 2019. This note also provides further details of our liquidity and capital risk management.
Treasury management and financial instruments
Details of our Treasury management and financial instruments are disclosed in “Financial statements Note 30-Financial instruments and risk management” on pages 193 to 203 of the Annual report 2019.

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
Earnings sensitivities – Exchange rate

	Average exchange rate for 2019	Effect on underlying EBITDA of 10% change in full year average
	US cents	+/- $m
Australian dollar	0.70	(529)
Canadian dollar	0.75	(199)
The exchange rate sensitivities quoted above include the effect on net operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency financial assets and liabilities. They should therefore be used with caution. Further details of our exposure to foreign currency fluctuations and currency derivatives, and our approach to currency hedging, are contained within “Financial statements Note 30-Financial instruments and risk management”, part A(b)(iv), on pages 198 and 199 of the Annual report 2019.
Interest rates
Details of our exposure to interest rate fluctuations are contained within “Financial statements Note 30-Financial instruments and risk management”, part A(b)(v), on pages 199 and 200 of the Annual report 2019.
Commodity prices
The approximate effect on the Group’s underlying EBITDA of a ten per cent change from the full year average market price in 2019 for the following products would be:

		Average market price for 2019	Effect on underlying EBITDA of 10% change in full year average
Commodity	Unit	$	+/- $m
Iron ore 62% Fe Fines FOB	dmt	85.0	2,061
Aluminium	Tonne	1,791	482
Copper	Pound	2.73	350
Gold	Ounce	1,393	54
The sensitivities give the estimated impact on net EBITDA of changes in prices assuming that all other variables remain constant. These should be used with caution. As noted previously, the relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.
Further details of our exposure to commodity price fluctuations are contained within “Financial statements Note 30-Financial instruments and risk management”, on part A(b)(ii), on pages 195 to 197 of the Annual report 2019.
Credit risks
Details of our exposure to credit risks relating to financial receivables, financial instruments and cash deposits, are contained within “Financial statements Note 30-Financial instruments and risk management”, part A(b)(iii), on pages 197 and 198 of the Annual report 2019.

Disposals and acquisitions
Information regarding disposals and acquisitions is provided in “Financial statements Note 37-Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses” on page 212 of the Annual report 2019.
Critical accounting policies and estimates
Many of the amounts included in the financial statements involve the use of judgment and/or estimates. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the financial statements.
Information about such judgments and estimation is contained under “Judgments in applying accounting policies and key sources of estimation uncertainty” in “Financial statements Note 1-Principal accounting policies” on page 153 of the Annual report 2019.
5.B Liquidity and capital resources
The information set forth under the headings:

•	“Portfolio management-Capital projects” on page 38;

•	“Business reviews-Iron Ore-New projects and growth options” on page 43;

•	“Business reviews-Aluminium-New projects and growth options” on page 47;

•	“Business reviews-Copper and Diamonds-Other new projects and growth options” on page 51;

•	“Business reviews-Energy and Minerals-New projects and growth options” on page 55;

•	“Financial statements Note 22-Borrowings and other financial liabilities” on page 187; and

•	“Financial statements Note 30-Financial instruments and risk management” on pages 193 to 203 of the Annual report 2019 is incorporated herein by reference.
See Item 5.E. and 5F. below which presents information in relation to our material off balance sheet arrangements and contractual commitments.

5.C Research and development, patents and licenses
The information set forth under the headings:

•	“Business reviews-Growth and Innovation” on pages 56 and 57;

•	“Governance-Additional statutory disclosure-Exploration, research and development” on page 142; and

•	“Financial statements Note 4-Net operating costs (excluding items shown separately)” on page 172 of the Annual report 2019 is incorporated herein by reference.
5.D Trend information
The information set forth under the headings:

•	“Chairman’s statement” on pages 6 to 9;

•	“Chief Executive’s statement” on pages 10 to 13;

•	“Our business model” on page 14;

•	“Our values” on page 15;

•	“Strategic context” on pages 16 and 17;

•	“Our stakeholders” on pages 18 and 19;

•	“Our strategy” on pages 20 and 21;

•	“Chief Financial Officer’s statement” on pages 27 and 28;

•	“Financial review” on pages 29 to 37;

•	“Business reviews-Iron Ore” on pages 40 to 43;

•	“Business reviews-Aluminium” on pages 44 to 47;

•	“Business reviews-Copper and Diamonds” on pages 48 to 51;

•	“Business reviews-Energy and Minerals” on pages 52 to 55;

•	“Business reviews-Growth and Innovation” on pages 56 and 57; and

•	“Business reviews-Commercial” on pages 58 and 59
of the Annual report 2019 is incorporated herein by reference.
5.E Off-balance sheet arrangements
Off balance sheet arrangements and contractual commitments
Information regarding the Group’s off balance sheet arrangements and contractual commitments can be found below:

–	Post retirement commitments and funding arrangements is provided in “Financial statements Note 44-Post-retirement benefits” on pages 218 to 223 of the Annual report 2019.

–
Information regarding the Group’s close-down and restoration obligations is provided in “Financial statements Note 26-Provisions (including post-retirement benefits)” on page 189 of the Annual report 2019.

–	Information regarding contingent liabilities, guarantees and commitments is provided in “Financial statements Note 31-Contingencies and commitments” on pages 203 to 205 of the Annual report 2019.

–	Information on the Group's commitments relating to leases is provided in “Financial statements Note 23-Leases” on pages 187 and 188 of the Annual report 2019.

–
Information regarding the Group's obligation to its financial liabilities is provided in “Financial statements Note 30-Financial instruments and risk management” on pages 193 to 203 of the Annual report 2019.

–
Information regarding taxes payable obligations is provided on the Group's balance sheet. Taxes payable include balances that relate to uncertain tax positions. This may mean the commitment is greater or less than that provided.

We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flows and, to the extent necessary, from existing facilities.
Except as disclosed in “Financial statements Note 21-Cash and cash equivalents” on page 186 of the Annual report 2019, there are no material legal or economic restrictions on the ability of our subsidiaries to transfer funds to the company in the form of cash dividends, loans, or advances.

5.F Tabular disclosure of contractual obligations
The table below presents information in relation to our material off balance sheet arrangements and contractual commitments described in Item 5.E.

	<1 yr	1-3 yrs	3-5 yrs	> 5 yrs	Total
At 31 December 2019	$m	$m	$m	$m	$m
Expenditure commitments in relation to:
Other (capital commitments)	(3,069)	(851)	(133)	—	(4,053)
	(3,069)	(851)	(133)	—	(4,053)
Long-term debt and other financial obligations*:
Trade and other financial payables	(4,841)	(57)	(29)	(380)	(5,307)
Borrowings before Swaps	(723)	(836)	(1,950)	(9,320)	(12,829)
Lease liability payments	(349)	(424)	(226)	(671)	(1,670)
Expected Future Interest payments	(607)	(1,184)	(1,065)	(3,518)	(6,374)
Asset retirement obligations	(541)	(955)	(1,100)	(13,470)	(16,066)
Purchase obligations	(2,920)	(3,136)	(2,166)	(8,697)	(16,919)
Other	(391)	(58)	(105)	(209)	(763)
	(10,372)	(6,650)	(6,641)	(36,265)	(59,928)
Total	(13,441)	(7,501)	(6,774)	(36,265)	(63,981)
*Other contractual commitments that the Group has where the maturity profile is unknown include pension obligations of $2,714 million, taxes payable of $2,250 million and guarantees of $204 million. Taxes payable include balances that relate to uncertain tax positions. This may mean the commitment is greater or less than that provided.
The Group also has short term lease commitments of $108 million and leases committed but not yet commenced of $119 million which have not been disclosed in the table above.
5.G Safe harbor
The information set forth under the heading “Cautionary statement about forward-looking statements” on page 300 of the Annual report 2019 is incorporated herein by reference.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A Directors and senior management
The information set forth under the headings:

•	“Governance-Board of directors” on pages 84 and 85; and

•	“Governance-Executive committee” on pages 86 and 87
of the Annual report 2019 is incorporated herein by reference.
There are no family relationships between any of our directors or executive committee members. None of our directors or executive committee members are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.
6.B Compensation
The information set forth under the headings:

•	“Governance-Remuneration report” on pages 110 to 138;

•	“Governance-Remuneration report tables” on pages 130 to 137;

•	“Financial statements Note 26-Provisions (including post-retirement benefits)” on page 189; and

•	“Financial statements Note 44-Post-retirement benefits” on pages 218 to 223 of the Annual report 2019 is incorporated herein by reference.
6.C Board practices
The information set forth under the headings:

•	“Governance-Board of directors” on pages 84 and 85;

•	“Governance-Executive committee” on pages 86 and 87;

•	“Governance-Chairman’s governance review” on pages 88 and 89;

•	“Governance” on pages 84 to 105;

•	“Governance-Compliance with governance codes and standards” on pages 106 to 109;

•	“Governance-Remuneration report-Termination policy” on page 114;

•	“Governance-Remuneration report-Service contracts” on page 123; and

•	“Shareholder information-Directors-Appointment and removal of directors” on page 297 of the Annual report 2019 is incorporated herein by reference.
6.D Employees
The information set forth under the headings:

•	“Our stakeholders-Employees” on page 19;

•	“Sustainability-Safety and health performance 2015-2019” on page 63;

•	“Financial statements Note 5-Employment costs” on page 173; and

•	“Financial statements Note 32-Average number of employees” on page 206 of the Annual report 2019 is incorporated herein by reference.
Rio Tinto focuses on working with our employees and their unions in good faith, seeking fair solutions while maintaining the competitiveness of each of our managed operations. At present we do not anticipate any union activity which would have a material adverse effect on the Group’s managed operations as a whole.
6.E Share ownership
The information set forth under the headings:

•	“Governance-Remuneration report-Other share plans” on page 128;

•	“Governance-Remuneration report tables-table 2, 3 and 3a” on pages 133 to 137;

•	“Financial statements Note 43-Share-based payments” on pages 215 to 217; and

•	“Shareholder information-Substantial shareholders” on page 294 of the Annual report 2019 is incorporated herein by reference.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A Major shareholders
The information set forth under the headings:

•	“Shareholder information-Substantial shareholders” on page 294;

•	“Shareholder information-Analysis of ordinary shareholders” on page 295; and

•	“Shareholder information-Twenty largest registered shareholders” on page 295 of the Annual report 2019 is incorporated herein by reference.

Share ownership
Rio Tinto plc
As at 14 February 2020, there were 32,087 holders of record of Rio Tinto plc’s shares. Of these holders, 379 had registered addresses in the US and held a total of 335,826 Rio Tinto plc shares, representing 0.02 per cent of the total number of Rio Tinto plc shares issued and outstanding as at such date. In addition, 119,778,256 Rio Tinto plc shares were registered in the name of a custodian account in London which represented 9.53 per cent of Rio Tinto plc shares issued and outstanding. These shares were represented by 119,778,256 Rio Tinto plc ADRs held of record by 353 ADR holders. In addition, certain accounts of record with registered addresses other than in the US hold shares, in whole or in part, beneficially for US persons.
Rio Tinto Limited
As at 14 February 2020, there were 156,277 holders of record of Rio Tinto Limited shares. Of these holders, 260 had registered addresses in the US, representing approximately 0.04 per cent of the total number of Rio Tinto Limited shares issued and outstanding as of such date. In addition, nominee accounts of record with registered addresses other than in the US may hold Rio Tinto Limited shares, in whole or in part, beneficially for US persons.
7.B Related party transactions
The information set forth under the heading “Financial statements Note 40-Related-party transactions” on page 214 and “Financial Review” on pages 29 and 37 of the Annual report 2019 is incorporated herein by reference.
7.C Interests of experts and counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
8.A Consolidated statements and other financial information
See below Item 18.
In addition, the information set forth under the headings:

•	“Financial review-Our shareholder returns policy” on page 36;

•	“Sustainability-Ethics and integrity” on pages 68 and 69; and

•	“Financial statements Note 31-Contingencies and commitments” on pages 203 to 205 of the Annual report 2019 is incorporated herein by reference.
See above Item 3.A, “2019 dividends”.
8.B Significant changes
The information set forth under the heading “Financial statements Note 42-Events after the balance sheet date” on page 215 of the Annual report 2019 is incorporated herein by reference.
ITEM 9. THE OFFER AND LISTING
9.A Offer and listing details
The information set forth under the heading “Shareholder information-Markets” on page 294 of the Annual report 2019 is incorporated herein by reference.
9.B Plan of distribution
Not applicable.

9.C Markets
The information set forth under the heading “Shareholder information-Markets” on page 294 of the Annual report 2019 is incorporated herein by reference. For additional information, see also “Description of Securities” under Exhibit 2.1.
9.D Selling shareholders
Not applicable.
9.E Dilution
Not applicable.
9.F Expenses of the issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10.A Share capital
Not applicable.
10.B Memorandum and articles of association
The information set forth under the headings:

•	“Financial review-Our shareholder returns policy” on page 36;

•	“Governance-Compliance with governance codes and standards” on pages 106 to 109;

•	“Shareholder information-Material contracts” on pages 296 and 297;

•	“Shareholder information-Dual listed companies structure” on pages 292 and 293; and

•	“Shareholder information-Exchange controls and foreign investment” on page 297 of the Annual report 2019 is incorporated herein by reference.
10.C Material contracts
The information set forth under the headings:

•	“Financial statements Note 30-Financial instruments and risk management” on pages 193 to 203; and

•	“Shareholder information-Material contracts” on pages 296 and 297 of the Annual report 2019 is incorporated herein by reference.
10.D Exchange controls
The information set forth under the heading “Shareholder information-Exchange controls and foreign investment” on page 297 of the Annual report 2019 is incorporated herein by reference.

10.E Taxation
US residents
The following is a summary of the principal UK tax, Australian tax and US federal income tax consequences of the ownership of Rio Tinto plc ADSs, Rio Tinto plc shares and Rio Tinto Limited shares, “the Group’s ADSs and shares”, by a US holder (as defined below). It is not intended to be a comprehensive description of all the tax considerations that are relevant to all classes of taxpayer. This summary does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership, or disposal of the Group’s ADSs and shares by particular investors (including the alternative minimum tax or net investment income tax). Future changes in legislation may affect the tax consequences of the acquisition, ownership or disposal of the Group’s ADSs and shares.
This summary is based in part on representations by the Group’s depositary bank as depositary for the ADRs evidencing the ADSs and assumes that each obligation in the deposit agreements will be performed in accordance with its terms.
You are a US holder if you are a beneficial owner of the Group’s ADSs and shares and you are for US federal income tax purposes: a citizen or resident of the US; a corporation created or organised under the laws of the United States, any state thereof or the District of Columbia; an estate whose income is subject to US federal income tax regardless of its source; or a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.
This section applies to US holders only if the Group’s ADSs or shares are held as capital assets for US federal income tax purposes. This section does not address tax considerations applicable to investors that own (directly, indirectly, or by attribution) 5% or more of the stock of the company (by vote or value) and does not apply to shareholders who are members of a special class of holders subject to special rules, including a dealer in securities, a trader in securities who elects to use a mark-to-market method of accounting for securities holdings, a tax exempt organisation, a life insurance company, a person that holds the Group ADSs or shares as part of a straddle or a hedging or conversion transaction, persons that have ceased to be US citizens or lawful permanent residents of the United States, investors holding the Group ADSs or shares in connection with a trade or business conducted outside of the United States, US expatriates or a person whose functional currency is not the US dollar.
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

Taxation of dividends
Under the US federal income tax laws, and subject to the Passive Foreign Investment Company (PFIC) rules discussed below, if you are a US holder, the gross amount of any distribution a company pays out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) is subject to US federal income taxation as dividend income. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from certain other corporations. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your tax basis in the Group’s ADSs or shares and thereafter as capital gain. The Group does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US holders should therefore assume that any distributions that a Group member pays with respect to the Group’s ADSs or Shares will be reported as ordinary dividend income.
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
Taxation of capital gains
Subject to the PFIC rules discussed below, if you are a US holder and you sell or otherwise dispose of the Group’s ADSs or shares, you will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that you realise and your tax basis, determined in US dollars, in your shares or ADSs. The capital gain of a non-corporate US holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. US holders should consult their own tax advisers about how to account for proceeds received on the sale or other disposition of the Group’s ADSs or shares that are not paid in US dollars.
Passive Foreign Investment Company Rules
We believe that the Group’s ADSs or shares should not be treated as stock of a PFIC for US federal income tax purposes for the 2019 taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, US holders generally would be required (i) to pay a special addition to US tax on certain distributions and gains on sale of the Group’s ADSs or shares, and (ii) to pay tax on any gain from the sale of the Group’s ADSs or shares at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends that you receive from us will not be eligible for the reduced rate of tax described above under “Taxation of dividends.” US holders should consult their own tax advisors regarding the potential application of the PFIC rules.

Backup Withholding and Information Reporting
The proceeds of a sale or other disposition, as well as dividends and other proceeds, with respect to the Group’s ADSs or shares by a US paying agent or other US intermediary will be reported to the US Internal Revenue Service and to the US holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain US holders are not subject to backup withholding. US holders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of the Group’s ADSs or shares, including requirements related to the holding of certain foreign financial assets.
10.F Dividends and paying agents
Not applicable.
10.G Statement by experts
Not applicable.
10.H Documents on display
Rio Tinto is subject to the Securities and Exchange Commission reporting requirements for foreign companies. This Form 20-F, which corresponds with the Form 10-K for US public companies, was filed with the SEC on 28 February 2020. Rio Tinto’s Form 20-F and other filings can be viewed on the Rio Tinto website as well as the SEC website at www.sec.gov.
10.I Subsidiary information
Not applicable
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The information set forth under the headings:

•	“Financial statements Note 30-Financial instruments and risk management” on pages 193 to 203; and

•	“Cautionary statement about forward-looking statements” on page 300 of the Annual report 2019 is incorporated herein by reference.
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
–
Share distributions, stock split, rights, merger
–
Exchange of securities or other transactions
–
Other events or distributions affecting the ADSs or the deposited securities
$5.00 per 100 ADSs (or portion thereof) evidenced by the new ADSs delivered
Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 for each 100 ADSs (or portion thereof)
Withdrawing an underlying share	Acceptance of ADSs surrendered for withdrawal of deposited securities	$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered
Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	$1.50 per ADS
General depositary services, particularly those charged on an annual basis
Other services performed by the depositary in administering the ADRs
Provide information about the depositary’s right, if any, to collect fees and charges by offsetting them against dividends received and deposited securities

$0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing holders or deducting such charge from one or more cash dividends or other cash distributions

Expenses of the depositary
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
–
Cable, telex, facsimile and electronic transmission/delivery
–
Expenses of the depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)
–
Any other charge payable by the depositary or its agents
Expenses payable at the sole discretion of the depositary by billing holders or by deducting charges from one or more cash dividends or other cash distributions
Fees and payments made by the depositary to the issuer
JPMorgan has agreed to reimburse certain company expenses related to the Rio Tinto plc ADR programme and incurred by the Group in connection with the programme. The Group received US $457,869 in respect of expenses incurred by the Group in connection with the ADR programme for the year ended 31 December 2019. JPMorgan did not pay any amount on the Group’s behalf to third parties. JPMorgan also waived certain of its standard fees and expenses associated with the administration of the programme relating to routine programme maintenance, reporting, distribution of cash dividends, annual meeting services and report mailing services.
Under certain circumstances, including removal of JPMorgan as depositary or termination of the ADR programme by the Company, the Company is required to repay JPMorgan any amounts of administrative fees and expenses waived during the 12-month period prior to notice of removal or termination.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable
ITEM 15. CONTROLS AND PROCEDURES
The information set forth under the heading on “Governance-Additional statutory disclosure-Financial reporting” on pages 142 and 143 of the Annual report 2019 is incorporated herein by reference.
PricewaterhouseCoopers LLP and PricewaterhouseCoopers, the auditors of Rio Tinto plc and Rio Tinto Limited respectively, audited the financial statements included in this Form 20-F and audited the effectiveness of internal controls over financial reporting as of 31 December 2019. Their audit report and attestation on the issuer’s internal control over financial reporting is included below under Item 18 “Report of Independent Registered Public Accounting Firms”.
ITEM 16
16.A Audit committee financial expert
The information set forth under the heading “Governance-Audit Committee report” on pages 100 to 103 of the Annual report 2019 is incorporated herein by reference.
16.B Code of ethics
The information set forth under the headings:

•	“Sustainability-Ethics and Integrity” on pages 68 and 69; and

•	“Governance-Audit Committee report-Ethics, integrity and the whistleblowing programme” on page 103 of the Annual report 2019 is incorporated herein by reference.
The way we work applies to employees including the Group’s Chief Executive and Chief Financial Officer and is available on our website at www.riotinto.com. No substantive amendments to a provision of The way we work were made during 2019 and no waivers were granted.
16.C Principal accountant fees and services
The information set forth under the headings:

•	“Governance-Audit Committee report-Fees for audit and non-audit services” on page 102;

•	“Governance-Audit Committee report-External auditors” on page 102; and

•	“Financial statements Note 39-Auditors’ remuneration” on page 214 of the Annual report 2019 is incorporated herein by reference.
16.D Exemptions from the listing standards for audit committees
Not applicable.
16.E Purchases of equity securities by the issuer and affiliated purchasers
The information set forth under the headings:

•	“Governance-Additional statutory disclosure-Share capital” on pages 139 and 140;

•	“Governance-Additional statutory disclosure-Purchases” on page 141;

•	“Financial statements Note 27- Share Capital Rio Tinto plc” on page 190; and

•	“Financial statements Note 28- Share Capital Rio Tinto Limited” on page 190 of the Annual report 2019 is incorporated herein by reference.
16.F Change in registrant’s certifying accountant
On 12 June 2018, the company announced a proposal to appoint KPMG LLP and KPMG (together, “KPMG”) as external auditor for the financial year ending 31 December 2020, subject to shareholder approval.
PricewaterhouseCoopers LLP and PricewaterhouseCoopers (together, “PricewaterhouseCoopers”), Rio Tinto’s current auditor, has been the Group’s auditor since its formation under a dual listed company structure in 1995. The proposed change of auditor followed a recommendation by the Audit Committee based on a formal tender process.  PwC will hold office until the filing of the Form 20-F. KPMG will become the Group’s auditor subject to approval by the shareholders at Rio Tinto’s annual general meetings in 2020.

During the two years prior to 31 December 2019 and the subsequent interim period through the date of this filing (1) PricewaterhouseCoopers has not issued any reports on the financial statements of Rio Tinto that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of PricewaterhouseCoopers qualified or modified as to uncertainty, audit scope, or accounting principles, and (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to PricewaterhouseCoopers’ satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditor’s reports for such years, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.
Rio Tinto has provided PricewaterhouseCoopers with a copy of the foregoing disclosure and has requested that they furnish Rio Tinto with a letter addressed to the SEC stating whether or not they agree with the above statements. A copy of such letter, dated 28 February 2020, in which PricewaterhouseCoopers state that they agree with such disclosure, is filed as Exhibit 15.3 to this 2019 Form 20-F.
16.G Corporate governance
The information set forth under the heading “Governance-Compliance with governance codes and standards” on pages 106 to 109 of the Annual report 2019 is incorporated herein by reference.
16.H Mine safety disclosure
The information set forth in Exhibit 16.1 is incorporated herein by reference.
PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
The financial information concerning the Company set forth under the headings “2019 Financial statements”, “Group income statement” on page 146, "Group statement of comprehensive income" on page 147, "Group cash flow statement" on page 148, "Group balance sheet" on page 149, "Group statement of changes in equity" on page 150 and Notes 1 to 45 on pages 152 to 225, and pages 252 to 254 of the Annual report 2019 is incorporated herein by reference.

Report of Independent Registered Public Accounting Firms

To the Boards of Directors and Shareholders of Rio Tinto plc and Rio Tinto Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of the Rio Tinto Group (comprising Rio Tinto plc and Rio Tinto Limited and their respective subsidiaries) as of 31 December 2019 and 2018, and the related Group income statement, the Group statement of comprehensive income, the Group cash flow statement and the Group statement of changes in equity for each of the three years in the period ended 31 December 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Rio Tinto Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (i) relate to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved especially challenging, subjective, or complex judgements by us. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the recoverable amount of the Oyu Tolgoi and Yarwun cash-generating units

As described in Notes 1 and 6 to the consolidated financial statements, management identified impairment triggers at each of its Oyu Tolgoi and Yarwun cash-generating units (“CGUs”). Following assessment of recoverable amount based on a fair value less costs of disposal (“FVLCD”) methodology, it identified that pre-tax impairment losses had been incurred of $2,240m at Oyu Tolgoi and $1,138m at Yarwun. The determination of recoverable amount required judgement and estimation on the part of management. For Oyu Tolgoi, the critical assumptions include development capital, scheduling, production, discount rate and commodity price assumptions. For Yarwun, the critical assumptions are the alumina price and the discount rate.

The principal considerations for our determination that performing procedures relating to the assessment of the recoverable amounts of these CGUs is a critical audit matter are the significant judgement and estimation required by management in making these assessments and the complexity of the valuations, which in turn led to a high degree of subjectivity and effort in performing procedures relating to the critical assumptions used. In addition, the audit effort involved the use of professionals with specialised skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to impairment, specifically controls in relation to the identification of impairment triggers and determination of recoverable amount, and over key assumptions in valuation models such as commodity prices and discount rates. These procedures included, among others, (i) testing management’s process for developing the recoverable amount estimate; (ii) evaluating the appropriateness of the FVLCD methodology; (iii) testing the completeness, accuracy and relevance of underlying data used in the estimate; and (iv) evaluating the significant assumptions used by management, including development capital, scheduling, production, discount rate and commodity price assumptions. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering; (i) the current and past performance of the CGUs; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialised skill and knowledge were used to assist in the evaluation of the Group’s FVLCD model and certain significant assumptions, including the discount rate.

Provisions for close-down, restoration and environmental obligations at Rio Tinto Kennecott

As described in Notes 1 and 26 to the consolidated financial statements, there has been an increase in closure and environmental liabilities at Rio Tinto Kennecott of $444m. The most significant component of the increase in this provision is an increased expected cost of closure, identified by management in preparing its closure study, which is ongoing. The estimate required significant judgement in relation to the closure timeframe, the length of any post-closure monitoring period and the discount rate.

The principal considerations for our determination that performing procedures relating to provisions for close-down, restoration and environmental obligations at Rio Tinto Kennecott is a critical audit matter are the significant judgement applied by management in relation to the closure timeframe, the length of any post-closure monitoring period and the discount rate. This in turn led to a high degree of subjectivity and judgement in applying audit procedures to the matter and the audit effort involved the use of professionals with specialised skill and knowledge to assist in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation of the closure provision, including controls over the calculation of the provision. These procedures also included, among others; (i) testing the existence of legal and/or constructive obligations with respect to the closure provision and considering the intended method of restoration and rehabilitation and associated cost estimate; (ii) testing the cost estimates prepared by management; (iii) testing the mathematical accuracy of management’s calculations and assessing the appropriateness of the discount rate; (iv) reading minutes of the meetings of management’s Investment Committee and the latest available papers detailing findings from the closure study as presented to that Committee; and (v) considering whether the updates in the provision reflected changes to previous estimates or the correction of prior period errors. Professionals with specialised skill and knowledge were used to assist in the evaluation of the cost estimate and the discount rate.

Provisions for uncertain tax positions associated with transfer pricing of certain transactions with the Group’s commercial centre in Singapore

As described in Notes 1 and 9 to the consolidated financial statements, the Group establishes provisions based on its interpretation of tax law and its assessment of the weighted average or most likely amount of the liability, as appropriate. The assessment associated with the provision related to transfer pricing of certain transactions with the Group’s commercial centre in Singapore is subjective and required judgement in determining the possible outcomes, their relative likelihoods, and the quantum of the liability in each of those scenarios.

The principal considerations for our determination that performing procedures relating to provisions for uncertain tax positions associated with transfer pricing of certain transactions with the Group’s commercial centre in Singapore is a critical audit matter are that there was significant judgement by management when determining uncertain tax positions, including a high degree of estimation uncertainty. This in turn led to a high degree of auditor judgement, effort, and subjectivity in performing procedures to evaluate the accurate measurement of uncertain tax positions. Also, the evaluation of audit evidence available to support the tax liabilities for uncertain tax positions is complex as the nature of the evidence is often highly subjective, and the audit effort involved the use of professionals with specialised skill and knowledge to assist in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the completeness and accuracy of the provision to be recorded for uncertain tax positions. These procedures also included, among others; (i) evaluating the latest available correspondence between management and the relevant tax authorities to assess the appropriateness of the assumptions used by management in calculating the provisions; (ii) testing the mathematical accuracy of management’s provision calculations and agreeing relevant input data to supporting records; and (iii) involving professionals with specialised skill and knowledge to assist in evaluating the assumptions and calculations on which the provision has been determined.

/s/ PricewaterhouseCoopers LLP PricewaterhouseCoopers LLP London, United Kingdom 28 February 2020 In respect of the Board of Directors and Shareholders of Rio Tinto plc	/s/ PricewaterhouseCoopers PricewaterhouseCoopers Brisbane, Australia 28 February 2020 In respect of the Board of Directors and Shareholders of Rio Tinto Limited

PricewaterhouseCoopers LLP and PricewaterhouseCoopers have served as auditors of Rio Tinto since its formation under a dual listed company structure in 1995.

A predecessor firm of PricewaterhouseCoopers LLP has served as the auditor of a predecessor company of Rio Tinto plc since 1958 and a predecessor firm of PricewaterhouseCoopers has served as the auditor of a predecessor company of Rio Tinto Limited since 1959.

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

2.1*	Description of securities
3.1**
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

4.04	Rules of the Rio Tinto plc Bonus Deferral Plan (incorporated by reference to Exhibit 4.4 of Rio Tinto’s Registration statement on Form S-8, File No. 333‑202547)
4.05	Rules of the Rio Tinto Limited Bonus Deferral Plan (incorporated by reference to Exhibit 4.6 of Rio Tinto’s Registration statement on Form S-8, No. 333‑202547)
4.06	Rules of the Rio Tinto plc Equity Incentive Plan 2018 (incorporated by reference to Exhibit 4.3 of Rio Tinto’s Registration statement on Form S-8, File No. 333-224907)
4.07	Rules of the Rio Tinto Limited Equity Incentive Plan 2018 (incorporated by reference to Exhibit 4.3 of Rio Tinto’s Registration statement on Form S-8, File No. 333-224907)
8.1*	List of subsidiary companies
12.1*	Certifications pursuant to Rule 13a‑14(a) of the Exchange Act
13.1*
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

15.2*	Rio Tinto Annual report 2019†
15.3*	Letter from PwC to the SEC
16.1*	Mine safety and health administration safety data
101*	Interactive data files

*	Filed herewith

**	Paper filing in 1995

†
Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b‑23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual report 2019 is not deemed to be filed as part of this Form 20-F.

Signature
The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this Annual Report on their behalf.

Rio Tinto plc	Rio Tinto Limited
(Registrant)	(Registrant)
/s/ Steve Allen	/s/ Steve Allen
Name: Steve Allen	Name: Steve Allen
Title: Company Secretary	Title: Joint Company Secretary

Date: 28 February 2020	Date: 28 February 2020