Form 20-F
period 2020-12-31
RIO TINTO PLC; RIO TINTO LTD
filed 2021-03-02
CIK 863064, 887028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: 31 December 2020
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from: to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited ABN 96 004 458 404
(Exact Name of Registrant as Specified in Its Charter)	(Exact Name of Registrant as Specified in Its Charter)

England and Wales (Jurisdiction of Incorporation or Organization)	Victoria, Australia (Jurisdiction of Incorporation or Organization)

6 St. James's Square London, SW1Y 4AD, United Kingdom (Address of Principal Executive Offices)	Level 7, 360 Collins Street Melbourne, Victoria 3000, Australia (Address of Principal Executive Offices)
Julie Parent, T: 514-848-8519, E: julie.parent@riotinto.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered	Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American Depositary Shares* Ordinary Shares of 10p each** 3.750% Notes due 2025 7.125% Notes due 2028 5.200% Notes due 2040 4.750% Notes due 2042 4.125% Notes due 2042	RIO	New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange	3.750% Notes due 2025 7.125% Notes due 2028 5.200% Notes due 2040 4.750% Notes due 2042 4.125% Notes due 2042	__	New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange

*	Evidenced by American Depositary Receipts. Each American Depositary Share Represents one Rio Tinto plc Ordinary Shares of 10p each.
**	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Class	Title of Class Shares
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None	None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of each class	Rio Tinto plc - Number	Rio Tinto Limited - Number	Title of each class
Ordinary Shares of 10p each	1,255,756,296	371,216,214	Shares
DLC Dividend Share of 10p	1	1	DLC Dividend Share
Special Voting Share of 10p	1	1	Special Voting Share
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

Indicate by check mark whether the registrant has fi led a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.
7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
Indicate by check mark which basis of accounting the registrants have used to prepare the financial statements included in this filing:
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
    Yes  ☐    No  ☒

TABLE OF CONTENTS

This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended 31 December 2020 of Rio Tinto plc and Rio Tinto Limited (“2020 Form 20-F”). Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2020 Form 20-F of Rio Tinto set out below is being incorporated by reference from the “Annual report 2020” included as exhibit 15.1 to this 2020 Form 20-F (“Annual report 2020”).
Only (i) the information set out below with the reference to specific pages of the Annual report 2020, including any page references incorporated in the incorporated material unless specifically noted otherwise (ii) the cautionary statement concerning forward-looking statements on the inside cover, and (iii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statement on Form F-3 File No. 333-238553, and Registration Statements on Form S-8 File Nos. 333-184397, 333-202547 and 333-224907 and any other documents, including documents filed by Rio Tinto plc and Rio Tinto Limited pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2020 Form 20-F. Any information herein which is not referenced in the 2020 Form 20-F or the Exhibits themselves, shall not be deemed to be so incorporated by reference. The Annual report 2020 contains references to our website. Information on our website or any other website referenced in the Annual report 2020 is not incorporated into this document and should not be considered part of this document. We have included any website as an inactive textual reference only.
All reference in the 2020 Form 20-F to “we”, “our”, the “company”, the “Group” or “Rio Tinto” mean Rio Tinto plc and Rio Tinto Limited. We report in US dollars unless otherwise stated.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3. KEY INFORMATION
3.A Selected financial data
The information set forth under the headings:
•“Financial Review” on pages 31 to 38;
•“Five-year Review” on page 109; and
•“Shareholder Information-Dual listed companies structure” on pages 375 and 376 of the Annual report 2020 is incorporated herein by reference.
2020 dividends
The following chart sets out the amounts of interim and final dividends paid or payable on each share or American Depositary Shares (ADS) in respect of each financial year, but before deduction of any withholding tax.

	2020	2019	2018	2017	2016
Rio Tinto Group - US cents per share
Interim	155.00	151.00	127.00	110.00	45.00
Special	93.00	61.00	243.00	—	—
Final	309.00	231.00	180.00	180.00	125.00
Total	557.00	443.00	550.00	290.00	170.00
Rio Tinto plc - UK pence per share
Interim	119.74	123.32	96.82	83.13	33.80
Special	66.77	49.82	183.55	—	—
Final	221.86	177.47	135.96	129.43	100.56
Total	408.37	350.61	416.33	212.56	134.36
Rio Tinto Limited - Australian cents per share
Interim	216.47	219.08	170.84	137.72	59.13
Special	119.63	88.50	338.70	—	—
Final	397.48	349.74	250.89	228.53	163.62
Total	733.58	657.32	760.43	366.25	222.75
Rio Tinto plc - US cents per ADS
Interim	155.00	151.00	126.79	110.99	44.59
Special	93.00	61.00	243.00	—	—
Final	309.00	231.00	180.00	181.15	125.62
Total	557.00	443.00	549.79	292.14	170.21
3.B Capitalisation and indebtedness
Not applicable.
3.C Reasons for the offer and use of proceeds
Not applicable.

3.D Risk factors

Emerging risks

As a company, we are inherently exposed to long-term risks because of our long-life operations and growth pipeline. We track leading indicators of emerging risks and their likely impact on our long-term prospects. We proactively analyse the impact of these risks on our business model through plausible scenarios of the interplay between geopolitics, societal expectations and technology advancement.

The COVID-19 pandemic has brought additional uncertainty globally and the recovery pathway remains unclear. Since early 2020, we have activated business resilience teams across our global operations, introduced strict health measures to protect our employees and communities, and adapted our systems to support a significant number of employees working from home. We continue to closely monitor the potential short-to-long-term impacts on our business. This includes impacts on our employees, supply chain, market demand and trade, as well as the resilience of global financial markets to support an economy recovery.

Emerging risks by nature are highly uncertain, with scope for rapid or non-linear evolution. The main categories of emerging risks, that we monitor continuously, and that could potentially have an impact (positive or negative) on the group are described below:

Trade tensions: Trade is an essential part of our business, and the mining sector in general, as the majority of our products cross national borders. Throughout the year, we have seen the dynamics of geopolitics causing volatile market conditions including the introduction of tariffs on various goods between China and the US, tariffs on Canadian aluminium imports to the US, a targeted reduction on imports from Australia by China and tightening of foreign investment laws in Australia and Canada. Although we have not been significantly affected by these dynamics to date, we monitor these trends closely, and in particular the evolution of the relationship between Australia and China.

Increasing societal and investor expectations: In 2020, we continued to see increasing expectations and focus on social equality, fairness and sustainability – and how companies address these issues. Financial institutions are also placing greater emphasis on environmental, social and governance (ESG) considerations when making investment decisions. The increasing focus on ESG has the potential to shape the future of the mining industry, supply cost structures, demand for global commodities and capital markets. It has the potential to impact how we operate.

Host communities and cultural heritage: We are committed to strengthening our relationships with host communities, including Traditional Owners and First Nations.

Resource depletion: The continual replenishment of economically viable resources is essential for our future growth. Our past divestments, planned closures and uncertainty over resource assumptions – without reciprocal resource replenishment through exploration or acquisitions – could impact our growth options. Additionally, our ability to access resources could potentially be impacted as regulations evolve.

Transition to a low-carbon future: Climate change constitutes an important part of our sustainability approach. Climate change risks have formed part of our strategic thinking and investment decisions for over two decades. The transition to a low-carbon future presents challenges for our portfolio over the short to long-term. Key areas of uncertainty include future climate change regulation and policies, the development of low-carbon technology solutions and the decarbonisation pathways across the steel sector.

We are targeting a 15% reduction in absolute emissions from 2018 levels by 2030, with an ambition to reach net zero emissions by 2050 across our operations. Overall, our growth between now and 2030 will be carbon neutral. Please refer to our climate change report, available on our website, for further details.

Structural change across commodity markets: The increasing focus on ESG investors and the developments of current geopolitical tensions, coupled with the transition to a low-carbon future, have the potential to structurally change the supply and demand of global commodities. Demand for our commodities could shift to 'greener' alternatives, with a higher dependence on recycling, ie secondary supply. Alternatively, an increased focus on ensuring supply security could see large volumes of supply enter the market, potentially impacting future margins.

Technology advancement: Cyber attacks are becoming more prevalent and we have had to invest significantly in technology to enhance our cyber security.

Principal Risks and Uncertainties

We examine our principal risks and uncertainties to our business objectives within the strategic context of our geopolitical, societal and technological landscape. A principal risk is one or a combination of risks that can manifest externally or internally, be of any nature, and escalate from any area of the business. As such, we set expectations that all our leaders and team members understand their risks, assess them in line with Group policies and procedures, and respond. Where risks are material to the Group, they are escalated to the Executive Risk Management Committee and, as appropriate, to the Board or its committees. This requires a strong risk culture that we continue to develop and foster.

The principal risks, uncertainties and trends outlined in this report should be considered as forward-looking statements and are made subject to the cautionary statement on page 384 of the Annual report 2020. We regularly assess the potential impact and likelihood of our principal risks to support the prioritisation of our efforts and resources. The assessment of these principal risks and the effectiveness of our associated controls reflect management’s current expectations, forecasts and assumptions and, by definition, involve subjective judgments and are subject to changes in our internal and external environments. The following describes both the inherent risks to our business and certain other threats, such as natural disasters and pandemics.

In 2020, the on-going management and monitoring of these risks, controls and response plans has continued to be the responsibility of the Group’s Executive Risk Management Committee (RMC) and where required, a dedicated management committee chaired by an Executive member to oversee a specific principal risk. This year, we are providing greater transparency to our shareholders in disclosing where in our business (resources, assets or relationships) the risk exists. Additionally, we identify the interconnectivity of our Strategic1, Economic2 and Operational3 principal risks within our investors’ Environment4, Social5 and Governance6 (ESG) approach.

Footnotes:
1.Strategic – risks arising from uncertainties that may impact our ability to achieve our strategic objectives.
2. Economic – risks that directly impact financial performance and realisation of future economic benefits.
3. Operational – risks arising from our business that has potential to impact people, environment, community and operational performance including our supply chain. HSE risks are specific operational risks.
4. Environment – risks arising from business that have potential to impact on air, land, water, ecosystems and human health.
5. Social – risks arising from our business that have potential to impact on society, including health & safety.
6. Governance – risks arising from our workplace culture, business conduct and governance.

1. Living our corporate values
Strategic and ESG Risk

Living our values (Safety, Teamwork, Respect, Integrity and Excellence) goes to the heart of our Group’s performance, future prospects and reputation. Sharing and demonstrating our values through our behaviours together unlocks opportunities for high performance in all that we do.
Threats
COVID-19 travel restrictions have reduced the ability to have face-to-face cultural and leadership development programmes. Hence, we are finding new ways to engage, induct and develop our people through use of virtual and online programmes.

Trend

2. Geopolitics impacting trade and/or investment
Strategic Risk

International geopolitics may impact our ability to operate effectively and/or invest.
Threats Increased trade tensions may undermine rules-based trading system and lead to trade actions (increased tariffs and retaliation), potentially impacting key markets for our products.
Trend

3. Transition to a low-carbon future
Strategic and ESG Risk

Climate change is a systemic challenge and will require co-ordinated actions between nations, industries and society. Our risk is that we do not adapt competitively to the requirements of a low-carbon future, including expectations of Scope 3 commitments in the products we produce and the way we operate our business, resulting in reputation damage with key stakeholders eroding investor confidence, market value and business resilience.
Threats
Current and emerging climate regulations have the potential to result in increased costs, change supply and demand dynamics for our products and create compliance risks, all of which could impact our financial performance and reputation.

Trend

4. Execution of acquisitions and divestments
Strategic Risk

Acquisitions’ (or divestments’) actual realised value may vary materially from original business case.
Threats Value is not realised from divestment or acquisition through changing or incorrect assumptions, unanticipated liabilities or integration costs.
Trend

5. New ore resources
Strategic and ESG Risk

The success of our exploration programmes and/or acquisitions may be insufficient to offset depletion.
Threats
Recent assessment indicates a net decrease in our resources and reserves across all commodities. New large, long-life deposits are increasingly scarce and those that are known require advances in processing technology and/or significant capital investment in infrastructure.

Trend

6. Strategic partnerships
Strategic and ESG Risk

Strategic partnerships play a material role in delivering our growth, production, cash or market positioning, and these may not always develop as planned. Strategic partnerships include our Traditional Owners, customers, joint ventures partners (managed and non-managed), governments and our suppliers.
Threats
Disruption to our partnerships may limit the expected benefits received by participants and lead to interruptions to our operations, development projects and exploration activities. For non-managed operations, the decisions of the controlling partners may cause adverse impacts to the value of our interest in the operation, or to our reputation, and may expose us to unexpected liabilities.

Trend

7. Relationships with communities
Strategic and ESG Risk

We may not be viewed as a trusted partner by society and governments, affecting our ability to operate and grow through collaborative and mutually beneficial partnerships.
Threats
Access to land and resources may be impacted if we are not considered a trusted partner in certain regions. Other potential actions can include litigation exportation, export or foreign investment restrictions, increased government regulation and delays in approvals, which may threaten the investment proposition, title or carrying value of assets.

Trend

8. Attract and retain requisite skilled people
Strategic and ESG Risk

Our ability to maintain our competitive position is dependent on attracting, developing and retaining services of a wide range of internal and external skilled and experienced personnel and contracting partners.
Threats
Business interruption or underperformance may arise from a lack of capability in people, standards, processes or systems to prevent, mitigate or recover from an interruption which results in a material loss to the Group.

Trend

9. Commodity economics
Economic Risk

Commodity prices, driven by demand for and supply of our products, vary and may not be as expected over time. China is the largest market for our products and its growth pathway could affect demand for our products.
Threats
Falling commodity prices or adverse exchange rate movements reduce cash flow, limiting profitability and shareholder returns. These may trigger impairments and/or impact our credit ratings. Extended subdued prices may reflect a longer-term fall in demand for our products, and the reduced earnings and cash flow streams resulting from this may limit investment and/or growth opportunities. Unfavourable changes in the cost of production can arise, such as increased fuel prices.

Trend

10. Access to capital through economic cycles
Economic Risk

External events and financial discipline may impact our ability to access capital and support our strategy.
Threats Our ability to raise sufficient funds for capital investments during a major economic downturn.
Trend

11. Resources to reserves
Economic Risk

Our estimates of ore resources and reserves may vary. The volume of material reported in Resource and Reserve is based on the geological, commercial and technical information available at the date of the report and is, by its nature, incomplete. As new information comes to light, the economic viability of some Ore Reserves and mine plans may be reassessed with material impacts (positive or negative).
Threats
Inadequate knowledge of our Resources and Reserves increases production costs and ore loss within our production systems. Failure to capture the benefits of new technologies may reduce our volume of available Reserves.

Trend

12. Capital project delivery
Economic Risk

Large capital investments require multi-year execution plans and are complex. Our ability to deliver projects to baseline plan – principally in terms of safety, cost and schedule – may vary due to changes in technical requirements (eg geotechnical), law and regulation, government or community expectations, or through commercial or economic assumptions proving inaccurate through the execution phase.
Threats
A delay or overrun in a project schedule and/or a significant safety or process safety incident could negatively impact our profitability, cash flow, ability to repay project-specific debt, asset carrying values, growth aspirations and relationships with key stakeholders. A failure to secure the required approvals (regulatory and from partners) may cause delays in project delivery with a corresponding increase in costs. In 2020, COVID-19 has affected the delivery of major projects due to restrictions on travel and supply chains, though some mitigation activities have reduced these impacts.

Trend

13. Change in tax regulations
Economic Risk

The international tax policy landscape is becoming increasingly contentious with discussion related to digital taxes raising threats of trade wars and providing the impetus to implement significant changes to the global tax framework.
Threats
Tax revenues play an important role in assisting governments to provide essential services and provide an opportunity for companies to contribute to the communities in which they operate. Tax policy settings are a relevant factor in investment decisions, particularly for industries that require significant upfront investment. Changes to the global tax framework must provide appropriate outcomes in the allocation of taxing rights between countries and provide certainty for companies seeking to invest. The potential for policy design that does not consider the features relevant to capital intensive industries or the adoption of unilateral approaches risks uncertainty, complexity and double taxation, which may adversely impact future investment decisions.

Trend

14. Safety incident or major hazard event
Operational and ESG Risk

Our operations and projects are inherently hazardous, with the potential to cause illness or injury, damage to the environment, and disruption to communities. Major hazards include process safety, underground mining, surface mining and tailings and water storage.
Threats
Failure to manage our health, safety, environment or community risks could result in a catastrophic event or other long-term damage that could harm our financial performance and licence to operate.

Trend

15. Cyber breach
Operational Risk

Cyber risk may disrupt our operations, affect how our employees work and/or breach data privacy and other sensitive information related to customers, contractors and suppliers. Cyber breaches can arrive from malicious external or internal attacks, but also inadvertently through human error.
Threats The growing volume and sophistication of cyber threats is increasing the likelihood of compromise, offset by significant improvements in the effectiveness of control measures.
Trend

16. Physical impacts from climate change
Operational and ESG Risk

Our operating sites may be vulnerable to the physical impacts of climate change including extreme weather events, rising sea levels or extreme temperature impacts on operating environments.
Threats
Climate change has the potential to significantly reduce rainfall in areas where we operate which may lead to water shortages. Conversely, an extension of the tropical cyclone season in the Pilbara, Western Australia, would impact our iron ore operations. A significant warming trend, particularly influencing maximum temperatures, would also impact the way we operate.

Trend

17. Water scarcity and management
Operational and ESG Risk

Water is a key part of our operational environmental footprint and a critical, shared resource for people, the environment and economic prosperity. In some regions where we work water scarcity is an inherent risk, like the Gobi Desert in Mongolia. In others, rainfall can vary greatly from year to year, such as Weipa in Queensland, Australia. Many of our sites are also experiencing changes in rainfall and water availability due to climate change.
Threats
Our water management causes unacceptable operational, environmental or community impacts. Sources of this risk exposure are diverse across geographies and commodities, with both financial and non-financial implications without proactive management in new asset developments, operations and closures.

Trend

18. Natural disaster exposure
Operational and ESG Risk

A natural disaster occurs with significant operational interruption or damage to our assets and/or communities.
Threats
This primarily includes major impacts to our Pilbara iron ore operations due to Category 5 cyclone storm surges hitting coastal operations and nearby communities, causing significant operational interruption or damage to mines, rail, port and/or other infrastructure. Non-financial impacts may include multiple fatalities or severe permanent impairment to multiple people. Other natural disasters that can affect our operations, depending on their location, include bush fire, drought, earthquakes and tsunami. In 2020, our Kennecott copper operation in Utah, US, was impacted by an earthquake.

Trend

19. Closure, reclamation and rehabilitation
Operational and ESG Risk

Planning for the future of our sites after they cease operating is a core business function governed by our Closure Steering Committee. Estimated costs and liabilities are provided for, and updated annually, over the life of each operation. However, estimates may vary due to a number of factors that create either opportunities or challenges.
Threats
Plans and provisions for closure, reclamation and rehabilitation may vary over time due to changes in stakeholders’ expectations, legislation, standards, technical understanding and techniques. In addition, the expected timing of expenditure could change significantly due to changes in the business environment and orebody knowledge which might vary the life of an operation.

Trend

20. Civil unrest
Operational and ESG Risk

Civil unrest may expose our employees and/or operations to significant threats or impact our key markets and customers, potentially resulting in compromised employee safety, and damage to or loss of assets.
Threats
Where there is potential for civil unrest, our access or operational continuity may be disrupted. Our African and South American operations and exploration sites have the most exposure to this risk.

Trend

21. COVID-19
Operational and ESG Risk

The potential for transmission across our teams, communities and supply chains continues to be a threat that requires proactive management to guard against business impacts.
Threats
COVID-19 transmission has the potential to compromise the health of employees, partners, communities and, in particular, vulnerable populations (eg elderly, First Nations, immuno-compromised people). A large-scale outbreak could lead to the complete shutdown of operations, affecting on the flow of products to customers.

Trend

22. Breach of our policies, standards and procedures, laws or regulations
Operational and ESG Risk

This risk may greatly impact our reputation, licence to operate, and potentially exposes us financially. It is important that we foster a culture aligned with our values, provide education and guidance to employees, and implement proactive compliance monitoring.
Threats
Investigations by regulatory authorities and litigation (regardless of the ultimate finding) may have a serious impact on our reputation. Fines may be imposed for breaching laws and/or regulations or for other inappropriate business conduct, as well as resulting in a loss in share price value and/or assets or loss of business. Other consequences could include the criminal prosecution of individuals and/or Group companies, imprisonment, and reputational damage to the Group.

Trend

ITEM 4. INFORMATION ON THE COMPANY
4.A History and development of the company
The information set forth under the headings:
•“Chairman’s Statement” on pages 7 to 9;
•“Juukan Gorge” on pages 10 and 11;
•“Our Strategy” on pages 22 and 23;
•“Chief Financial Officer’s Statement” on pages 29 and 30;
•“Financial Review” on pages 31 to 38;
•“Portfolio Management-Projects” on page 39;
•“Portfolio Management-Material acquisitions and divestments” on page 39;
•“Business Reviews-Business Development” on pages 40 and 41;
•“Business Reviews-Iron Ore” on pages 43 to 45;
•“Business Reviews-Aluminium” on pages 47 to 49;
•“Business Reviews-Copper & Diamonds” on pages 51 to 53;
•“Business Reviews-Energy & Minerals” on pages 55 to 57;
•“Business Reviews-Innovation” on pages 58 and 59;
•“Business Reviews-Commercial” on pages 60 and 61;
•“Sustainability” on pages 62 to 91;
•“Governance-Additional Statutory Disclosure-Operating and financial review” on pages 186 and 187;
•“Financial Statements Note 2-Operating segments” on pages 223 to 226; and
•“Financial Statements Note 36-Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses” on page 268;
•“Rio Tinto Financial Information by Business Unit” on pages 306 to 309;
•“Shareholder Information-Organisational structure” on page 375;
•“Shareholder Information-History” on page 375;
•“Shareholder Information-Nomenclature and financial data” on page 375;
•“Shareholder Information-Dual listed companies structure” on pages 375 and 376; and
•“Additional Information-Registered offices” on page 383
of the Annual report 2020 is incorporated herein by reference.
In 2020 and 2019, the Group did not receive any public takeover offers by third parties in respect of Rio Tinto plc shares or Rio Tinto Limited shares or make any public takeover offers in respect of other companies’ shares.
Rio Tinto’s Form 20-F and other filings can be viewed on the Rio Tinto website at www.riotinto.com as well as the SEC website at www.sec.gov.
4.B Business overview
The information set forth under the headings:
•“2020 at a Glance” on pages 2 and 3;
•“Chairman’s Statement” on pages 7 to 9;
•“Juukan Gorge” on pages 10 and 11;
•“Chief Executive’s Statement” on pages 13 to 15;
•“Our Business Model” on page 16;
•“Our Stakeholders” on pages 18 and 19;
•“Strategic Context” on pages 20 and 21;
•“Our Strategy” on pages 22 and 23;

•“Key Performance Indicators” on pages 24 to 28;
•“Chief Financial Officer’s Statement” on pages 29 and 30;
•“Financial Review” on pages 31 to 38;
•“Business Reviews-Business Development” on pages 40 and 41;
•“Business Reviews-Iron Ore” on pages 43 to 45;
•“Business Reviews-Aluminium” on pages 47 to 49;
•“Business Reviews-Copper & Diamonds” on pages 51 to 53;
•“Business Reviews-Energy & Minerals” on pages 55 to 57;
•“Business Reviews-Innovation” on pages 58 and 59;
•“Business Reviews-Commercial” on pages 60 and 61;
•“Sustainability” on pages 62 to 91;
•“Governance-Additional Statutory Disclosure-Government regulations” on page 189;
•“Governance-Additional Statutory Disclosure-Environmental regulations” on page 189;
•“Financial Statements Note 3-Operating segments-additional information” on pages 227 and 228;
•“Metals and Minerals Production” on pages 339 and 340;
•“Ore Reserves” on pages 341 to 347 and page 349; and
•“Mines and Production Facilities” on pages 352 to 369
of the Annual report 2020 is incorporated herein by reference.
See above Item 3.D, “Principal Risks and Uncertainties-22. Breach of our policies, standards and procedures, obligations or regulations” and below Item 5.A, “Additional financial information-Sales revenue” (Iron Ore, Aluminium, Copper & Diamonds, Energy & Minerals).
Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Securities Exchange Act of 1934 (the “Exchange Act”). Section 13(r) to the Exchange Act requires an issuer to disclose in its annual reports whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran during the period covered by the report. The Company notes the following in relation to activities that took place in 2020, or in relation to activities the Company became aware of in 2020 relating to disclosable activities prior to the reporting period.
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

On 16 July 2019, the Company completed the sale of its entire interest 68.62 per cent stake in Rössing to China National Uranium Corporation Limited (“CNUC”) for an initial cash payment of $6.5 million and a contingent payment of up to $100 million. The contingent payment is linked to uranium spot prices and Rössing's net income until calendar year 2026. In addition, the Company will receive a cash payment if CNUC sells the Zelda 20 Mineral Deposit during a restricted period following completion. The total consideration is subject to a maximum cap of $106.5 million. Since the sale, Rio Tinto Marketing Pte Ltd has continued to purchase a quantity of uranium produced by Rössing pursuant to an ongoing marketing arrangement which will cease on 26 December 2026, in order to satisfy existing contractual commitments with customers.
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
While the Company does not view itself as actively transacting or entering into business dealings with an instrumentality of the Government of Iran or a Specially Designated National, this information has been provided to ensure transparency regarding the passive, minority shareholding in Rössing held by IFIC while the Company was a shareholder.
4.C Organisational structure
The information set forth under the headings:
•“Financial Statements Note 32-Principal subsidiaries” on pages 263 to 265;
•“Financial Statements Note 33-Principal joint operations” on page 265;
•“Financial Statements Note 34-Principal joint ventures” on page 266;
•“Financial Statements Note 35-Principal associates” on pages 267 and 268;
•“Shareholder Information-Organisational structure” on page 375; and
•“Shareholder Information-Dual listed company structure” on pages 375 and 376 of the Annual report 2020 is incorporated herein by reference.
4.D Property, plant and equipment
The information set forth under the headings:
•“Key Performance Indicators” on pages 24 to 28;
•“Portfolio Management-Projects” on page 39;
•“Business Reviews-Iron Ore” on pages 43 to 45;
•“Business Reviews-Aluminium” on pages 47 to 49;
•“Business Reviews-Copper & Diamonds” on pages 51 to 53;
•“Business Reviews-Energy & Minerals” on pages 55 to 57;
•“Sustainability” on pages 62 to 91;
•“Governance-Additional Statutory Disclosure-Environmental regulations” on page 189;
•“Governance-Additional Statutory Disclosure-Greenhouse gas emissions” on page 189;
•“Financial Statements Note 14-Property, plant and equipment” on pages 236 to 238;
•“Metals and Minerals Production” on pages 339 and 340;
•“Ore Reserves” on pages 341 to 347 and page 349; and
•“Mines and Production Facilities” on pages 352 to 369
of the Annual report 2020 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS
As far as the Group is aware, there are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before 31 December 2020.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A Operating results
The information set forth under the headings:
•“Chairman’s Statement” on pages 7 to 9;
•“Financial Review” on pages 31 to 38;
•“Business Reviews-Iron Ore” on pages 43 to 45;
•“Business Reviews-Aluminium” on pages 47 to 49;
•“Business Reviews-Copper & Diamonds” on pages 51 to 53;
•“Business Reviews-Energy & Minerals” on pages 55 to 57
•“Business Reviews-Innovation” on pages 58 and 59;
•“Business Reviews-Commercial” on pages 60 and 61;
•“Sustainability” on pages 62 to 91;
•“Governance-Additional Statutory Disclosure-Operating and financial review” on pages 186 and 187;
•“Governance-Additional Statutory Disclosure-Government regulations” on page 189;
•“Governance-Additional Statutory Disclosure-Environmental regulations” on page 189; and
•“Financial Statements Note 29-Financial instruments and risk management” on pages 249 to 259 of the Annual report 2020 is incorporated herein by reference.
Additional Financial Information

2020 net earnings of $9.8 billion were $1.8 billion higher than 2019 net earnings of $8.0 billion. Net earnings represent amounts attributable to owners of Rio Tinto. International Financial Reporting Standards (IFRS) requires that the profit/(loss) for the period reported in the income statement should also include earnings/(losses) attributable to non-controlling interests in subsidiaries. The table below lists the principal factors driving the movement in net earnings between periods and reconciles to profit for the year.

To provide additional insight into the performance of our business, we report underlying EBITDA and underlying earnings, which are defined in “Financial Statements Note 2-Operating segments” on pages 223 to 226 of the Annual report 2020.

Financial performance of 2020 compared to 2019
	2020 vs 2019
	$m	$m
2019 net earnings		8,010
Prices(a)	3,407
Exchange rates(a)	(103)
Volume and mix(a)	(452)
General inflation(a)	(251)
Energy(a)	461
Operating cash cost movements(a)	(450)
One-off items(a)	153
Non-cash / other(a)	(60)
Total changes in underlying EBITDA	2,705
Decrease in depreciation and amortisation (pre-tax) in underlying earnings	275
Decrease in interest and finance items (pre-tax) in underlying earnings	143
Increase in tax on underlying earnings	(839)
Increase in underlying earnings attributable to outside interests	(209)
Total change in underlying earnings(b)		2,075
Decrease in net impairment charges	543
Decrease in losses on consolidation and disposal of interest in businesses	291
Movement in exchange differences and gains/losses on debt	(1,064)
Other	(86)
Total changes in exclusions from underlying earnings		(316)
2020 net earnings		9,769
Profit attributable to non-controlling interests		631
Profit for the year		10,400
(a)These variances represent the impact on underlying EBITDA.
(b)Earnings contributions from Group businesses and business segments are based on underlying earnings. Amounts excluded from net earnings in arriving at underlying earnings are described in “Financial Statements Note 2-Operating segments” on page 226 of the Annual report 2020.
Prices
Commodity price movements in 2020 increased underlying EBITDA by $3,407 million compared with 2019. This was primarily driven by the strength in pricing for iron ore (+$3,262 million) and copper (+$405 million) and was partly offset by lower prices for aluminium, alumina and bauxite (-$314 million).
The 2020 monthly average Platts index for 62% iron fines adjusted to an FOB basis was 19% higher on average compared with 2019, driven by continued supply disruptions in the seaborne market and strong demand following record Chinese steel output.
The average London Metal Exchange (LME) price for copper was 3% higher, while the LME aluminium price was 5% lower, compared with 2019. The gold price rose 27%.
The midwest premium for aluminium in the US averaged $313 per tonne, 2% lower than in 2019.

Exchange rates
Compared with 2019, on average, the US dollar was broadly flat against the Australian and Canadian dollars but strengthened by 12% against the South African rand. Currency movements, which lowered underlying EBITDA by $103 million relative to 2019, mainly related to exchange rate losses on receivables following the significant strengthening of the Australian dollar at 2020 year-end.
Volumes and product mix
Underlying EBITDA was $452 million lower than 2019 from movements in sales volumes and changes in product mix across the portfolio. Although iron ore shipments from the Pilbara rose by 1%, the year-on-year gains are mostly included in Other, reflecting recovery from the fire at Cape Lambert A port in 2019. Other key variances included lower gold volumes following a reduction in grades at Oyu Tolgoi and Kennecott, lower titanium dioxide feedstock volumes and lower sales of value added products in our aluminium business in line with market demand.
Energy
Average movements in energy prices compared with 2019 improved underlying EBITDA by $461 million, mainly due to lower diesel prices and reduced coal prices for two of our Pacific Aluminium smelters.
Operating cash cost movements*
The impact of higher cash operating costs, which we reflect on a unit cost basis, reduced underlying EBITDA by $450 million compared with 2019. There was continued respite on cost inflation for certain raw materials for Aluminium, in particular caustic soda, pitch, petroleum coke and alloys. However, this was outweighed by other cost pressures, notably fixed cost inefficiencies at Kennecott, due to the lower grades and the extended smelter maintenance, and higher unit cash costs at Oyu Tolgoi in line with lower output.
* Operating cash cost improvements are derived from the difference between the current and prior year full cash cost of sales per unit multiplied by prior year volume sold. This financial performance indicator is used by management internally to assess performance and therefore is considered relevant to users of the accounts.
Exploration and evaluation spend
Our exploration and evaluation spend was largely unchanged at $625 million. This went to our greenfield programmes and highest value projects, particularly on evaluating the Resolution copper project in Arizona, advancing our Winu copper/gold deposit in Australia and progressing our Jadar lithium-borate project in Serbia. In addition, $82 million for iron ore feasibility studies in the Pilbara was recognised as capital expenditure.
One off items
One-off items aggregated to be $153 million less than in 2019. 2020 one-offs primarily reflected earlier than planned pot-lining replacement at the Kitimat aluminium smelter ($51 million) and an increased impact from curtailment of operations at RBM ($23 million). These were offset by the non-recurrence of 2019 events, including the $199 million charge at Escondida to reflect cancellation of existing coal powered energy contracts following a switch to renewables and $68 million for challenges faced at our ISAL and Kitimat aluminium smelters.
Non-cash costs/other
Movements in non-cash costs and other items, which lowered underlying EBITDA by $60 million compared with 2019, mainly reflected additional costs ($333 million) incurred from COVID-19 across the Group such as screening, equipment hire, roster changes, temporary relocation and hygiene. This was offset by recovery from the fire at the Cape Lambert A port in the Pilbara in 2019 ($184 million) and lower provisions in respect of legacy operations ($23 million).
Depreciation and amortisation, net interest and tax
The depreciation and amortisation charge was $275 million lower than 2019, mainly due to a lower asset base following impairments in 2019 and in the first half of 2020, together with accelerated depreciation in 2019 following the pot failures at Kitimat.
Lower interest and finance items (pre-tax) were reflective of a lower level of net debt on average during the year, in part due to repayment of $526 million of Euro Bonds, which matured in May 2020. It also reflected more of our debt being at floating interest rates.

The 2020 effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 29.5%, in line with 2019. The effective tax rate on underlying earnings in Australia was 32% in 2020 compared with 31% in 2019. We anticipate an effective tax rate on underlying earnings of approximately 30% in 2021. Further details of the taxation charge and tax reconciliation are disclosed in “Financial Statements Note 9-Taxation” on page 232 of the Annual report 2020.
Items excluded from underlying earnings
Refer to page 22 below for a detailed reconciliation between underlying earnings and net earnings.
Profit
Net earnings and underlying earnings refer to amounts attributable to the owners of Rio Tinto. The net profit attributable to the owners of Rio Tinto in 2020 was $9.8 billion (2019: $8.0 billion). We recorded a profit after tax in 2020 of $10.4 billion (2019: $7.0 billion) of which a profit of $0.6 billion (2019 loss: $1.0 billion) was attributable to non-controlling interests.
Financial performance of 2019 compared to 2018
2019 net earnings of $8.0 billion were $5.6 billion lower than 2018 net earnings of $13.6 billion. The table below lists the principal factors driving the movement in net earnings between periods and reconciles to profit for the year.

	2019 vs 2018
	$m	$m
2018 net earnings		13,638
Prices(a)	4,382
Exchange rates(a)	529
Volume and mix(a)	(20)
General inflation(a)	(303)
Energy(a)	75
Operating cash cost movements (a)	(523)
Higher exploration and evaluation spend(a)	(136)
One-off items (a)	(16)
Absence of underlying EBITDA from assets divested in 2018, including coking coal(a)	(1,246)
Non-cash / other(a)	319
Total changes in underlying EBITDA	3,061
Decrease in depreciation and amortisation (pre-tax) in underlying earnings	(366)
Decrease in interest and finance items (pre-tax) in underlying earnings	32
Increase in tax on underlying earnings	(1,011)
Increase in underlying earnings attributable to outside interests	(151)
Total change in underlying earnings(b)		1,565
Increase in net impairment charges	(1,554)
Decrease in gains on consolidation and gains on disposals	(4,287)
Movement in exchange differences and gains/losses on derivatives	(904)
Other	(448)
Total changes in exclusions from underlying earnings		(7,193)
2019 net earnings		8,010
Profit attributable to non-controlling interests		(1,038)
Profit for the year		6,972
(a)These variances represent the impact on underlying EBITDA.

(b)Earnings contributions from Group businesses and business segments are based on underlying earnings.
Amounts excluded from net earnings in arriving at underlying earnings are described in “Financial Statements Note 2-Operating segments” on page 226 of the Annual report 2020.
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

* Operating cash cost improvements are derived from the difference between the current and prior year full cash cost of sales per unit multiplied by prior year volume sold. This financial performance indicator is used by management internally to assess performance and therefore is considered relevant to users of the accounts.
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

Absence of underlying EBITDA from assets divested in 2018, including coking coal
In 2019 underlying EBITDA decreased by $1,246 million due to significant divestments in 2018 primarily the coking coal business and the Grasberg copper mine.
Non-cash costs/other
Following implementation of IFRS 16 "Leases" on 1 January 2019, a large proportion of our lease expense comprises charges for depreciation and interest and is not included in cash operating costs. There was a consequent benefit to underlying EBITDA of $319 million from this change in treatment.
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
Exclusions from underlying earnings 2018-2020
Earnings contributions from Group businesses and business segments are based on underlying earnings. Amounts excluded from net earnings in arriving at underlying earnings are summarised in the discussion of year-on-year results below.

	2020	2019	2018
	$m	$m	$m
Underlying earnings	12,448	10,373	8,808
Items excluded from underlying earnings
Impairment charges	(1,115)	(1,658)	(104)
Net (losses)/gains on consolidation and disposal of interests in businesses	—	(291)	3,996
Foreign exchange and derivative (losses)/gains on US dollar net debt and intragroup balances and derivatives not qualifying for hedge accounting	(1,264)	(200)	704
Gain on sale of wharf and land in Kitimat, Canada	—	—	569
Net losses from movements to closure estimates (non-operating and fully impaired sites)	(300)	—	(335)
Other exclusions	—	(214)	—
Net earnings	9,769	8,010	13,638
2020
Net impairment charges decreased by $543 million compared with 2019. We recognised $1,115 million of impairment charges in 2020, comprised of $472 million related to three of our Pacific Aluminium smelters (NZAS, Bell Bay and Boyne), $131 million related to the ISAL smelter in Iceland, $220 million for the Sohar smelter in Oman and $292 million related to our interest in the Diavik diamond mine.

In 2020, we recognised non-cash exchange and derivative losses of $1,264 million. This was mainly on US dollar debt in non-US dollar functional currency Group companies, intragroup balances, and on the revaluation of certain derivatives which do not qualify for hedge accounting. These losses compared with a 2019 loss of $200 million, giving rise to a negative year-on-year movement of $1,064 million. The exchange losses are largely offset by currency translation gains recognised in equity. The quantum of US dollar debt is largely unaffected and we will repay it from US dollar sales receipts.
In 2020, we excluded net additional closure costs of $300 million from underlying earnings principally relating to a non-operating site (Gove), a fully impaired site (Argyle) and the net earnings impact in respect of increases to closure provisions following a reduction to the closure discount rate. These are included in other exclusions.
2019
Net impairment charges increased by $1.6 billion compared with 2018, primarily related to the Oyu Tolgoi underground project in Mongolia and the Yarwun alumina refinery in Queensland, Australia. We recognised an impairment charge of $0.8 billion (after tax and non-controlling interests) on the Oyu Tolgoi project, reflecting forecast delays to first production and increased capital spend on the development. We also recognised a $0.8 billion post-tax impairment charge on the Yarwun alumina refinery following ramp-up of the Amrun expansion at Weipa, which resulted in a reassessment of our cash generating units. Weipa is now considered to generate cash inflows largely independent from the downstream alumina operations with which, until 2019, it was aggregated for accounting purposes.
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

Underlying Earnings by product group 2018-2020	2020	2019	2018
	$m	$m	$m
Iron Ore	11,398	9,638	6,531
Aluminium	471	599	1,347
Copper & Diamonds	763	554	1,054
Energy & Minerals(a)	577	611	995
Other operations	(54)	(89)	(102)
Other items/Intrasegment eliminations	(477)	(587)	(690)
Exploration and evaluation	(216)	(231)	(193)
Net interest	(14)	(122)	(134)
Group underlying earnings	12,448	10,373	8,808
Exclusions	(2,679)	(2,363)	4,830
Net Earnings	9,769	8,010	13,638
(a)Includes the Simandou iron ore project in Guinea and Iron Ore Company of Canada.
Sales Revenue
Consolidated sales revenue for 2020 of $44.6 billion was $1.4 billion or 3% higher than the prior period. Gross product sales (including the sales revenue of equity accounted units on a proportionately consolidated basis, after adjusting for sales to subsidiaries) increased from $45.4 billion to $47.0 billion. Rio Tinto’s sales revenue continues to be predominantly attributable to iron ore and aluminium.
Prices

			2020	2019	2018
Commodity	Source	Unit	$	$	$
Average prices
Iron ore 62% Fe Fines FOB	Platts Index less Baltic Exchange Freight Rate	dmt(a)	101.3	85.0	61.8
Aluminium	LME(b)	Tonne	1,702	1,791	2,110
Copper	LME(b)	Pound	2.81	2.73	2.97
Gold	London Bullion Market (LBMA)	Ounce	1,770	1,393	1,269
Year end spot price
Aluminium		Tonne	1,978	1,523	1,863
Copper		Pound	3.51	2.79	2.70
Gold		Ounce	1,888	1,523	1,282
(a)Dry metric tonne
(b)LME cash price
The above table shows published prices for Rio Tinto’s commodities for the last three years where these are publicly available, and where there is a reasonable degree of correlation between the published prices and Rio Tinto’s realised prices.
Group sales revenue will not necessarily move in line with these published prices for a number of reasons which are discussed below.
The discussion of revenues below relates to the Group’s gross product sales from sale of commodities, as included in the “Financial Statements Note 2-Operating segments” on pages 223 to 226 of the Annual report 2020.

Iron Ore
2020 gross product sales compared with 2019
Gross product sales increased by $3.4 billion (14%) to $27.5 billion in 2020. Gross product sales for our Pilbara operations included freight revenue of $1.5 billion (2019: $1.7 billion).
The increase is attributable to the 2020 monthly average Platts index for 62% iron fines adjusted to an FOB basis was 19% higher on average compared with 2019, driven by continued supply disruptions in the seaborne market and strong demand following record Chinese steel output. We increased our iron ore shipments by 1% and production by 2% compared with 2019, whilst implementing strict measures to manage COVID-19.
In 2020, we priced approximately 13% of sales by reference to the prior quarter’s average index lagged by one month with the remainder sold either on current quarter average, current month average or on the spot market. We made approximately 70% of sales including freight and 30% on an FOB basis.
In 2020, we achieved an average iron ore price of $91.0 per wet metric tonne on an FOB basis (2019: $79.0 per wet metric tonne) across our product suite. This equates to $98.9 per dry metric tonne, assuming 8% moisture (2019: $85.9 per dry metric tonne), which compares with the monthly average Platts index for 62% iron fines converted to an FOB basis of $101.3 per dry metric tonne (2019: $84.9 per dry metric tonne). The slightly lower realised price compared to the Platts index was due to lower market premiums for lump and the effect of the sales priced by reference to the prior quarter’s average index lagged by one month in a rising price environment throughout 2020.

2019 gross product sales compared with 2018
Gross product sales increased by $5.4 billion (29%) to $24.1 billion in 2019. The gross product sales for our Pilbara operations included freight revenue of $1.7 billion (2018: $1.7 billion).
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

Aluminium
2020 gross product sales compared with 2019
Aluminium’s gross product sales are from aluminium and related products such as alumina and bauxite.
Gross product sales decreased by 10% to $9.3 billion in 2020. This reflects the price declines in alumina and aluminium metal and reduced demand for value-added product (VAP), driven by market conditions from the impact of COVID-19.
In 2020, we achieved an average realised aluminium price of $1,946 per tonne, 9% lower than 2019 ($2,132 per tonne). This comprised the LME price, a market premium and a product (VAP) premium. The cash LME price averaged $1,702 per tonne, 5% lower than 2019, even after a sharp recovery in the second half of 2020. In our key US market, the midwest premium dropped 2% to $313 per tonne on average in 2020. VAP represented 43% of the primary metal we sold, in line with market demand (2019: 51%), and generated product premiums averaging $213 per tonne of VAP sold (2019: $234 per tonne). Market demand for VAP rebounded in the fourth quarter of 2020, returning to normal levels.

2019 gross product sales compared with 2018
Aluminium’s gross product sales are from aluminium and related products such as alumina and bauxite.
Gross product sales decreased by 15% to $10.3 billion in 2019. This reflects the significant price declines in alumina and aluminium metal offset by increases in third-party bauxite sales.
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

Copper & Diamonds
2020 gross product sales compared with 2019
Gross product sales of $5.4 billion was 7% lower than 2019. This reflected weak market conditions in the first half, COVID-19 restrictions and a 5.7 magnitude earthquake in Utah in March. In addition, delays in restarting the Kennecott smelter, following a planned shutdown, and a temporary reduction in copper and gold grades reduced sales volumes.
Our average realised copper price increased by 3% to 283 US cents per pound, recovering in the second half from first half lows.

2019 gross product sales compared with 2018
Gross product sales of $5.8 billion was 10% lower than 2018. This reflected lower average realised copper prices and lower grades at all our operations, resulting in lower mined and refined copper production volumes. The impact was partly offset by higher throughput from Escondida, productivity improvements at Oyu Tolgoi and improvements in ore processed at Kennecott.
Our average realised copper price decreased by 7% to 275 US cents per pound, which was comparable with an 8% decline in the LME price to 273 US cents per pound.

Energy & Minerals
2020 gross product sales compared with 2019
Gross product sales for the product group in 2020 fell by 3% to $5.0 billion.
This reflected the impact of COVID-19 restrictions and weaker market conditions in Minerals (titanium dioxide feedstocks and borates), partially offset by IOC shipping 8% higher volumes and benefiting from stronger pricing.

2019 gross product sales compared with 2018
Gross product sales for the product group in 2019 fell by 6% to $5.2 billion.
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

Cash flow
2020 cash flow compared with 2019
We generated $15.9 billion in net cash from our operating activities, 6% higher than 2019. This increase was driven primarily by higher underlying EBITDA from higher iron ore prices, net of an increase in tax paid in line with profits, a modest rise in working capital (primarily higher prices in receivables), increased dividends paid to joint venture partners and lower dividends received from equity accounted units. We invested $6.2 billion in capital expenditure in 2020 which we funded from operating activities. We expect to continue funding our capital programme from internal sources, except for the Oyu Tolgoi underground development, which is project-financed.
We generated $9.4 billion of free cash flow, 3% higher than 2019, reflecting our higher operating cash flow and consistent capital expenditure.
Free cash flow is calculated using the following IFRS measures:

For year ended 31 December	2020 $m	2019 $m
Net cash generated from operating activities	15,875	14,912
Purchases of property, plant and equipment and intangible assets	(6,189)	(5,488)
Sales of property, plant and equipment and intangible assets	45	49
Lease principal payments	(324)	(315)
Free cash flow	9,407	9,158
We paid $6.1 billion in dividends to our shareholders. We also repurchased $0.2 billion of our shares, all of which were bought from the market in the UK in 2020.
A full consolidated cash flow statement is contained in the Financial Statements on page 202 of the Annual report 2020.
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
Balance sheet at 31 December 2020
Our net debt, reconciled to IFRS measures in the Financial Statements Note 23 - Consolidated net (debt)/cash on page 243 of the Annual report 2020, of $0.7 billion decreased by $3.0 billion in 2020, reflecting dividend payments of $6.1 billion and $0.2 billion of share buy-backs, more than offset by our strong free cash flow.
Our net gearing ratio (net debt to total capital) declined to 1% at 31 December 2020 (31 December 2019: 7%). Refer to page 36 of the Annual report 2020.
Our total financing liabilities at 31 December 2020 were US$13.8 billion (31 December 2019: $14.3 billion) and the weighted average maturity was around nine years. At 31 December 2020, approximately 86% of these liabilities were at floating interest rates (94% excluding leases). The maximum amount within non-current borrowings maturing in any one calendar year was $1.8 billion, which matures in 2025.
We had $12.9 billion in cash and cash equivalents plus other short-term cash investments at 31 December 2020 (31 December 2019: $10.6 billion) and we have $7.5 billion of fully committed Revolving Credit Facilities, which remained undrawn throughout the period, and mature in November 2023.

Provision for closure costs
This year we have enhanced our disclosure on Provisions for close-down and restoration costs and environmental clean-up obligations, which at 31 December 2020, were $13.3 billion (31 December 2019: $11.1 billion). The principal movements during the year were currency appreciation ($0.7 billion), reduction in discount rate ($1.0 billion), changes to existing and new provisions ($0.6 billion) and drawdowns in the provision through spend ($0.4 billion). Of the $13.3 billion in provisions, $10.7 billion relates to operating sites and $2.6 billion is for legacy sites. Remaining lives of operations and infrastructure range from one to over 50 years with an average for all sites, weighted by present closure obligation, of around 17 years (2019: 18 years).
The provisions are based on risk-adjusted cash flows. In September 2020, we completed a review of the discount rate used to present value the obligations and updated it to a real-rate of 1.5% (previously 2.0%), applied prospectively from that date.
Financial instruments and risk management
The Group’s policies with regard to financial instruments and risk management are clearly defined and consistently applied. They are a fundamental part of the Group’s long-term strategy covering areas such as foreign exchange risk, interest rate risk, commodity price risk, credit risk, liquidity risk and capital management. Further details of our Financial instruments and risk management are disclosed in “Financial Statements Note 29-Financial instruments and risk management” on pages 249 to 259 of the Annual report 2020.
The Annual report 2020 shows the full extent of the Group’s financial commitments, including debt. The risk factors to which the Group is subject are summarised above in Item 3.D, “Risk factors”.
Dividend
The 2020 interim dividend was 155.0 cents (2019: 151.0 US cents) and the final dividend was determined as 309.0 US cents (2019: 231.0 US cents) and a special dividend of 93.0 US cents per share. In addition, the directors of Rio Tinto announced and paid an interim special dividend in 2019 of 61.0 US cents per share. Dividends paid on Rio Tinto plc and Rio Tinto Limited shares are equalised on a net cash basis; that is, without taking into account any associated tax credits.
Dividends are determined in US dollars. Rio Tinto plc dividends are paid and declared in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates on 17 February 2021. Details relating to the dividend policy, determination and payment of dividends in sterling, Australian dollars and other currencies and on the payment of dividends to holders of American Depositary Receipts (ADRs) are included under the heading “Shareholder information-Markets” on page 377 of the Annual report 2020 and above in Item 3.A, “Selected financial data”.
Capital and liquidity risk management
The Group’s total capital is defined as equity attributable to owners of Rio Tinto plus equity attributable to non-controlling interests and net debt, as shown below:
Total capital

	2020	2019
	$m	$m
Equity attributable to owners of Rio Tinto	47,054	40,532
Equity attributable to non-controlling interests	4,849	4,710
Net debt (Financial Statements Note 23 of the Annual report 2020)	664	3,651
Total capital	52,567	48,893
The Group’s material capital and evaluation projects are listed under the heading “Portfolio management” on page 39 of the Annual report 2020.
We expect that contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from the existing facilities described in “Financial Statements Note 29-Financial instruments and risk management”, part A(b)(i) on pages 250 and 251 of the Annual report 2020. This note also provides further details of our liquidity and capital risk management.

Treasury management and financial instruments
Details of our Treasury management and financial instruments are disclosed in “Financial Statements Note 29-Financial instruments and risk management” on pages 249 to 259 of the Annual report 2020.
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
Earnings sensitivities – Exchange rate

	Average exchange rate for 2020	Effect on underlying EBITDA of 10% change in full year average
	US cents	+/- $m
Australian dollar	0.69	617
Canadian dollar	0.75	201
The exchange rate sensitivities quoted above include the effect on net operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency financial assets and liabilities. They should therefore be used with caution. Further details of our exposure to foreign currency fluctuations and currency derivatives, and our approach to currency hedging, are contained within “Financial Statements Note 29-Financial instruments and risk management”, part A(b)(iv), on pages 254 to 255 of the Annual report 2020.
Interest rates
Details of our exposure to interest rate fluctuations are contained within “Financial Statements Note 29-Financial instruments and risk management”, part A(b)(v), on pages 255 to 256 of the Annual report 2020.
Commodity prices
The approximate effect on the Group’s underlying EBITDA of a ten per cent change from the full year average market price in 2020 for the following products would be:

		Average market price for 2020	Effect on underlying EBITDA of 10% change in full year average
Commodity	Unit	$	+/- $m
Iron ore 62% Fe Fines FOB	dmt	101.3	2,318
Aluminium	Tonne	1,702	577
Copper	Pound	2.81	370
Gold	Ounce	1,770	62
The sensitivities give the estimated impact on net EBITDA of changes in prices assuming that all other variables remain constant. These should be used with caution. As noted previously, the relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.
Further details of our exposure to commodity price fluctuations are contained within “Financial Statements Note 29-Financial instruments and risk management”, on part A(b)(ii), on pages 251 to 253 of the Annual report 2020.
Credit risks
Details of our exposure to credit risks relating to financial receivables, financial instruments and cash deposits, are contained within “Financial Statements Note 29-Financial instruments and risk management”, part A(b)(iii), on pages 253 to 254 of the Annual report 2020.

Disposals and acquisitions
Information regarding disposals and acquisitions is provided in “Financial Statements Note 36-Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses” on page 268 of the Annual report 2020.
Critical accounting policies and estimates
Many of the amounts included in the financial statements involve the use of judgment and/or estimates. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the financial statements.
Information about such judgments and estimation is contained under “Judgments in applying accounting policies and key sources of estimation uncertainty” in “Financial Statements Note 1-Principal accounting policies” on page 208 of the Annual report 2020.
5.B Liquidity and capital resources
The information set forth under the headings:
•“Portfolio Management-Projects” on page 39;
•“Business Reviews-Iron Ore-New projects and growth options” on page 45;
•“Business Reviews-Aluminium-New projects and growth options” on page 49;
•“Business Reviews-Copper & Diamonds-Other new projects and growth options” on page 53;
•“Business Reviews-Energy & Minerals-New projects and growth options” on page 57;
•“Financial Statements Note 21-Borrowings and other financial liabilities” on page 242; and
•“Financial Statements Note 29-Financial instruments and risk management” on pages 249 to 259 of the Annual report 2020 is incorporated herein by reference.
See Item 5.A, “Additional financial information-Financial instruments and risk management” and “Additional financial information-Capital and liquidity risk management” above.
See Item 5.E and 5.F below which presents information in relation to our material off balance sheet arrangements and contractual commitments.
5.C Research and development, patents and licenses
The information set forth under the headings:
•“Business Reviews-Business Development” on pages 40 and 41;
•“Business Reviews-Innovation” on pages 58 and 59;
•“Governance-Additional Statutory Disclosure-Exploration, research and development” on page 189; and
•“Financial Statements Note 4-Net operating costs (excluding items shown separately)” on page 228 of the Annual report 2020 is incorporated herein by reference.

5.D Trend information
The information set forth under the headings:
•“2020 at a Glance” on pages 2 and 3;
•“Chairman’s Statement” on pages 7 to 9;
•“Juukan Gorge” on pages 10 and 11;
•“Chief Executive’s Statement” on pages 13 to 15;
•“Our Business Model” on page 16;

•“Our Values” on page 17;
•“Our Stakeholders” on pages 18 and 19;
•“Strategic Context” on pages 20 and 21;
•“Our Strategy” on pages 22 and 23;
•“Key Performance Indicators” on pages 24 to 28;
•“Chief Financial Officer’s Statement” on pages 29 and 30;
•“Financial Review” on pages 31 to 38;
•“Business Reviews-Business Development” on pages 40 and 41;
•“Business Reviews-Iron Ore” on pages 43 to 45;
•“Business Reviews-Aluminium” on pages 47 to 49;
•“Business Reviews-Copper & Diamonds” on pages 51 to 53;
•“Business Reviews-Energy & Minerals” on pages 55 to 57;
•“Business Reviews-Innovation” on pages 58 and 59; and
•“Business Reviews-Commercial” on pages 60 and 61
of the Annual report 2020 is incorporated herein by reference.

5.E Off-balance sheet arrangements
Off balance sheet arrangements and contractual commitments
Information regarding the Group’s off balance sheet arrangements and contractual commitments can be found below:
–Post retirement commitments and funding arrangements is provided in “Financial Statements Note 42-Post-retirement benefits” on pages 274 to 279 of the Annual report 2020.
–Information regarding the Group’s close-down and restoration obligations is provided in “Financial Statements Note 25-Provisions (including post-retirement benefits)” on page 244 and 245 of the Annual report 2020.
–Information regarding contingent liabilities, guarantees and commitments is provided in “Financial Statements Note 30-Contingencies and commitments” on pages 259 to 261 of the Annual report 2020.
–Information on the Group's commitments relating to leases is provided in “Financial Statements Note 22-Leases” on pages 242 and 243 of the Annual report 2020.
–Information regarding the Group's obligation to its financial liabilities is provided in “Financial Statements Note 29-Financial instruments and risk management” on pages 249 to 259 of the Annual report 2020.
–Information regarding taxes payable obligations is provided on the Group's balance sheet. Taxes payable include balances that relate to uncertain tax positions. This may mean the commitment is greater or less than that provided.
We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flows and, to the extent necessary, from existing facilities.
Except as disclosed in “Financial Statements Note 20-Cash and cash equivalents” on page 241 of the Annual report 2020, there are no material legal or economic restrictions on the ability of our subsidiaries to transfer funds to the company in the form of cash dividends, loans, or advances.

5.F Tabular disclosure of contractual obligations
The table below presents information in relation to our material off balance sheet arrangements and contractual commitments described in Item 5.E.

	<1 yr	1-3 yrs	3-5 yrs	> 5 yrs	Total
At 31 December 2020	$m	$m	$m	$m	$m
Expenditure commitments in relation to:
Other (capital commitments)	(3,021)	(97)	0	(34)	(3,152)
	(3,021)	(97)	0	(34)	(3,152)
Long-term debt and other financial obligations*:
Trade and other financial payables	(5,251)	(68)	(53)	(394)	(5,766)
Borrowings before Swaps	(351)	(1,410)	(3,148)	(7,477)	(12,386)
Lease liability payments	(271)	(386)	(185)	(724)	(1,566)
Expected Future Interest payments	(525)	(1,017)	(896)	(2,999)	(5,437)
Asset retirement obligations	(776)	(1,203)	(1,433)	(13,988)	(17,400)
Purchase obligations	(3,100)	(3,006)	(2,090)	(8,437)	(16,633)
Other	(28)	(23)	(18)	(162)	(231)
	(10,302)	(7,113)	(7,823)	(34,181)	(59,419)
Total	(13,323)	(7,210)	(7,823)	(34,215)	(62,571)
*Other contractual commitments that the Group has where the maturity profile is unknown include pension obligations of $3,055 million, taxes payable of $2,327 million and guarantees of $146 million. Taxes payable include balances that relate to uncertain tax positions. This may mean the commitment is greater or less than that provided.
The Group also has short term lease commitments of $155 million and leases committed but not yet commenced of $125 million which have not been disclosed in the table above.
5.G Safe harbor
The information set forth under the heading “Forward-looking statements” on page 384 of the Annual report 2020 is incorporated herein by reference.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A Directors and senior management
The information set forth under the headings:
•“Governance-Board of Directors” on pages 116 and 117; and
•“Governance-Executive Committee” on pages 118 and 119
of the Annual report 2020 is incorporated herein by reference.
There are no family relationships between any of our directors or executive committee members. None of our directors or executive committee members are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.
6.B Compensation
The information set forth under the headings:
•“Governance-Remuneration at a Glance” on pages 144 to 150;
•“Governance-Implementation Report” on pages 159 to 175;
•“Governance-Implementation Report tables” on pages 176 to 184;
•“Financial Statements Note 25-Provisions (including post-retirement benefits)” on pages 244 and 245 ; and

•“Financial Statements Note 42-Post-retirement benefits” on pages 274 to 279 of the Annual report 2020 is incorporated herein by reference.
6.C Board practices
The information set forth under the headings:
•“Governance” on pages 113 to 195;
•“Governance-Board of Directors” on pages 116 and 117;
•“Governance-Executive Committee” on pages 118 and 119;
•“Governance-Audit Committee Report” on pages 131 to 135;
•“Governance-Remuneration Policy-Executives’ service contracts and termination” on page 156;
•“Governance-Compliance with Governance Codes and Standards” on pages 191 to 195; and
•“Shareholder Information-Directors-Appointment and removal of directors” on page 381 of the Annual report 2020 is incorporated herein by reference.
6.D Employees
The information set forth under the headings:
•“Our Stakeholders-Employees” on page 18;
•“Business Reviews-Iron Ore” on page 43;
•“Business Reviews-Aluminium” on page 47;
•“Business Reviews-Copper & Diamonds” on page 51;
•“Business Reviews-Energy & Minerals” on page 55;
•“Sustainability-Safety and health performance 2016-2020” on page 68;
•“Financial Statements Note 5-Employment costs” on page 229;
•“Financial Statements Note 31-Average number of employees” on page 262; and
•“Rio Tinto Financial Information by Business Unit” on pages 306 and 309 of the Annual report 2020 is incorporated herein by reference.
Rio Tinto focuses on working with our employees and their unions in good faith, seeking fair solutions while maintaining the competitiveness of each of our managed operations. At present we do not anticipate any union activity which would have a material adverse effect on the Group’s managed operations as a whole.
6.E Share ownership
The information set forth under the headings:
•“Governance-Implementation Report-Other share plans” on page 175;
•“Governance-Implementation Report tables-table 2, 3 and 3a” on pages 179 to 184;
•“Financial Statements Note 41-Share-based payments” on pages 271 to 273; and
•“Shareholder Information-Substantial shareholders” on page 377 of the Annual report 2020 is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A Major shareholders
The information set forth under the headings:
•“Shareholder Information-Substantial shareholders” on page 377;
•“Shareholder Information-Analysis of ordinary shareholders” on page 378; and
•“Shareholder Information-Twenty largest registered shareholders” on page 378 of the Annual report 2020 is incorporated herein by reference.
Share ownership
Rio Tinto plc
As at 5 February 2021, there were 31,405 holders of record of Rio Tinto plc’s shares. Of these holders, 388 had registered addresses in the US and held a total of 304,666 Rio Tinto plc shares, representing 0.02 per cent of the total number of Rio Tinto plc shares issued and outstanding as at such date. In addition, 115,544,129 Rio Tinto plc shares were registered in the name of a custodian account in London which represented 9.20 per cent of Rio Tinto plc shares issued and outstanding. These shares were represented by 115,544,129 Rio Tinto plc ADRs held of record by 349 ADR holders. In addition, certain accounts of record with registered addresses other than in the US hold shares, in whole or in part, beneficially for US persons.
Rio Tinto Limited
As at 5 February 2021, there were 159,692 holders of record of Rio Tinto Limited shares. Of these holders, 265 had registered addresses in the US, representing approximately 0.17 per cent of the total number of Rio Tinto Limited shares issued and outstanding as of such date. In addition, nominee accounts of record with registered addresses other than in the US may hold Rio Tinto Limited shares, in whole or in part, beneficially for US persons.
7.B Related party transactions
See Item 7.A, “Major shareholders” above.
The information set forth under the heading “Financial Statements Note 39-Related-party transactions” on page 270 and “Financial Review” on pages 31 to 38 of the Annual report 2020 is incorporated herein by reference.
7.C Interests of experts and counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
8.A Consolidated statements and other financial information
See below Item 18.
In addition, the information set forth under the headings:
•“Financial Review-Our shareholder returns policy” on page 37; and
•“Financial Statements Note 30-Contingencies and commitments” on pages 259 to 261 of the Annual report 2020 is incorporated herein by reference.
See above Item 3.A, “2020 dividends”.
8.B Significant changes
The information set forth under the heading “Financial Statements Note 45-Events after the balance sheet date” on page 300 of the Annual report 2020 is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING
9.A Offer and listing details
The information set forth under the heading “Shareholder Information-Markets” on page 377 of the Annual report 2020 is incorporated herein by reference. No significant trading suspensions have occurred during the three years prior to 31 December 2020 and the subsequent interim period through the date of this filing.
9.B Plan of distribution
Not applicable.
9.C Markets
The information set forth under the heading “Shareholder Information-Markets” on page 377 of the Annual report 2020 is incorporated herein by reference. For additional information, see also “Description of Securities” under Exhibit 2.1.
9.D Selling shareholders
Not applicable.
9.E Dilution
Not applicable.
9.F Expenses of the issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10.A Share capital
Not applicable.
10.B Memorandum and articles of association
The information set forth under the headings:
•“Financial Review-Our shareholder returns policy” on page 37;
•“Governance-Compliance with Governance Codes and Standards” on pages 191 to 195;
•“Shareholder Information-Material contracts” on pages 379 and 380;
•“Shareholder Information-Dual listed companies structure” on pages 375 and 376; and
•“Shareholder Information-Exchange controls and foreign investment” on page 380;
•“Shareholder Information-Directors” on page 381
of the Annual report 2020 is incorporated herein by reference.
See also “Description of Securities” under Exhibit 2.1.
10.C Material contracts
The information set forth under the headings:
•“Financial Statements Note 29-Financial instruments and risk management” on pages 249 to 259; and
•“Shareholder Information-Material contracts” on pages 379 and 380 of the Annual report 2020 is incorporated herein by reference.

10.D Exchange controls
The information set forth under the heading “Shareholder Information-Exchange controls and foreign investment” on page 380 of the Annual report 2020 is incorporated herein by reference.
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
10.F Dividends and paying agents
Not applicable.
10.G Statement by experts
Not applicable.
10.H Documents on display
Rio Tinto is subject to the Securities and Exchange Commission reporting requirements for foreign companies. This Form 20-F, which corresponds with the Form 10-K for US public companies, was filed with the SEC on 2 March 2021. Rio Tinto’s Form 20-F and other filings can be viewed on the Rio Tinto website as well as the SEC website at www.sec.gov.
10.I Subsidiary information
Not applicable
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The information set forth under the headings:
•“Financial Statements Note 29-Financial instruments and risk management” on pages 249 to 259; and
•“Cautionary statement about forward-looking statements” on page 384 of the Annual report 2020 is incorporated herein by reference.
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

Issuance of ADSs against the deposit of shares, including deposits and issuance in respect of:
–Share distributions, stock split, rights, merger
–Exchange of securities or other transactions
–Other events or distributions affecting the ADSs or the deposited securities
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
Expenses incurred on behalf of holders in connection with:
–Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment
–The depositary’s or its custodian’s compliance with applicable law, rule or regulation
–Stock transfer or other taxes and other governmental charges
–Cable, telex, facsimile and electronic transmission/delivery
–Expenses of the depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)
–Any other charge payable by the depositary or its agents
Expenses payable at the sole discretion of the depositary by billing holders or by deducting charges from one or more cash dividends or other cash distributions
Fees and payments made by the depositary to the issuer
JPMorgan has agreed to reimburse certain company expenses related to the Rio Tinto plc ADR programme and incurred by the Group in connection with the programme. The Group received US $42,130.67 in respect of expenses incurred by the Group in connection with the ADR programme for the year ended 31 December 2020. JPMorgan did not pay any amount on the Group’s behalf to third parties. JPMorgan also waived certain of its standard fees and expenses associated with the administration of the programme relating to routine programme maintenance, reporting, distribution of cash dividends, annual meeting services and report mailing services.
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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable
ITEM 15. CONTROLS AND PROCEDURES
The information set forth under the heading “Governance-Additional Statutory Disclosure-Financial reporting” on pages 189 and 190 of the Annual report 2020 is incorporated herein by reference.

Disclosure controls and procedures
The Group maintains disclosure controls and procedures, as defined in US Exchange Act Rule 13a-15(e). Management, with the participation of the Chief Executive and Interim Chief Financial Officer, has evaluated the effectiveness of the Group’s disclosure controls and procedures in relation to US Exchange Act Rule 13a-15(b), as of the end of the period covered by this report, and has concluded that the Group’s disclosure controls and procedures were effective at a reasonable assurance level.

Management’s report on internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal controls over financial reporting. These controls, designed under the supervision of the Chief Executive and Interim Chief Financial Officer, provide reasonable assurance regarding the reliability of the Group’s financial reporting and the preparation and presentation of financial statements for external reporting purposes, in accordance with International Financial Reporting Standards (IFRS) as defined on page 206 of the Annual report 2020.

The Group’s internal controls over financial reporting include policies and procedures designed to ensure the maintenance of records that:

•accurately and fairly reflect transactions and dispositions of assets;
•provide reasonable assurances that transactions are recorded as necessary, enabling the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are made with the
•provide reasonable assurance regarding the prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on its financial statements.

Due to inherent limitations, internal controls over financial reporting cannot provide absolute assurance. Similarly, these controls may not prevent or detect all misstatements, whether caused by error or fraud, within each of Rio Tinto plc and Rio Tinto Limited.

There were no changes to internal controls over financial reporting during the relevant period that have materially affected, or are reasonably likely to materially affect, the financial reporting of Rio Tinto plc and Rio Tinto Limited.

Management’s evaluation of the effectiveness of the company’s internal controls over financial reporting was based on criteria established in the Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organisations of the Treadway Commission. Following this evaluation, management concluded that our internal controls over financial reporting were effective as at 31 December 2020.

KPMG LLP and KPMG, the auditors of Rio Tinto plc and Rio Tinto Limited respectively, audited the financial statements included in this Form 20-F and audited the effectiveness of internal controls over financial reporting as of 31 December 2020. Their audit report and attestation on the issuer’s internal control over financial reporting is included below under Item 18 “Report of Independent Registered Public Accounting Firms”.

ITEM 16
16.A Audit committee financial expert
The information set forth under the headings:
•“Governance-Audit Committee Report” on pages 131 to 135 ; and
•“Governance-Compliance with Governance Codes and Standards” on pages 191 to 195 of the Annual report 2020 is incorporated herein by reference.
16.B Code of ethics
The information set forth under the headings:
•“Sustainability-Ethics and Compliance” on pages 87 and 88; and
•“Governance-Audit Committee Report-Ethics, integrity and the whistleblowing programme” on page 135 of the Annual report 2020 is incorporated herein by reference.
Rio Tinto’s code of conduct (“The way we work”) applies to all employees and is available on our website at www.riotinto.com. No substantive amendments to provisions of The way we work were made during 2020.
16.C Principal accountant fees and services
The information set forth under the headings:
•“Governance-Audit Committee Report-Fees for audit and non-audit services” on page 134;
•“Governance-Audit Committee Report-External auditors” on pages 133 and 134; and
•“Financial Statements Note 38-Auditors’ remuneration” on page 270 of the Annual report 2020 is incorporated herein by reference.
16.D Exemptions from the listing standards for audit committees
Not applicable.
16.E Purchases of equity securities by the issuer and affiliated purchasers
The information set forth under the headings:
•“Governance-Additional Statutory Disclosure-Purchases” on page 188;
•“Financial Statements Note 26-Share Capital-Rio Tinto plc” on page 246; and
•“Financial Statements Note 27-Share Capital-Rio Tinto Limited” on page 246 of the Annual report 2020 is incorporated herein by reference.

16.F Change in registrant’s certifying accountant

On 12 June 2018, the company announced a proposal to appoint KPMG LLP and KPMG (together, “KPMG”) as external auditor for the financial year ending 31 December 2020, subject to shareholder approval. KPMG became the Group’s auditor following the approval by the shareholders at Rio Tinto’s annual general meetings in 2020.

PricewaterhouseCoopers LLP and PricewaterhouseCoopers (together, “PricewaterhouseCoopers”) had been the Group’s auditor since its formation under a dual listed company structure in 1995. The change of auditor followed a recommendation by the Audit Committee based on a formal tender process. PwC held office until the completion of its procedures on the financial statements for the financial year ending 31 December 2019 and the filing of the related Form 20-F.

During the two years prior to 31 December 2019 (1) PricewaterhouseCoopers has not issued any reports on the financial statements of Rio Tinto that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of PricewaterhouseCoopers qualified or modified as to uncertainty, audit scope, or accounting principles, and

(2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to PricewaterhouseCoopers’ satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditor’s reports for such years, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Rio Tinto has provided PricewaterhouseCoopers with a copy of the foregoing disclosure and has requested that they furnish Rio Tinto with a letter addressed to the SEC stating whether or not they agree with the above statements. A copy of such letter, dated 2 March 2021, in which PricewaterhouseCoopers state that they agree with such disclosure, is filed as Exhibit 15.4 to this 2020 Form 20-F.
16.G Corporate governance
The information set forth under the heading “Governance-Compliance with Governance Codes and Standards” on pages 190 to 195 of the Annual report 2020 is incorporated herein by reference.
16.H Mine safety disclosure
The information set forth in Exhibit 16.1 is incorporated herein by reference.
PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
The financial information concerning the Company set forth under the headings “2020 Financial statements”, “Group income statement” on page 200, “Group statement of comprehensive income” on page 201, “Group cash flow statement” on page 202, “Group balance sheet” on page 203, “Group statement of changes in equity” on page 204, Notes 1 to 42 on pages 206 to 279 and Note 45 on pages 300 of the Annual report 2020 is incorporated herein by reference.

Report of Independent Registered Public Accounting Firms

To the Boards of Directors and Shareholders of Rio Tinto plc and Rio Tinto Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying Group balance sheet of the Rio Tinto Group (comprising Rio Tinto plc and Rio Tinto Limited, together with their subsidiaries) as of December 31, 2020, the related Group income statement, Group statement of comprehensive income, Group cash flow statement and Group statement of changes in equity for the year ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). We also have audited the Rio Tinto Group’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Rio Tinto Group as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

Rio Tinto Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Rio Tinto Group’s consolidated financial statements and an opinion on the Rio Tinto Group’s internal control over financial reporting based on our audits. We are public accounting firms registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Rio Tinto Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of indicators of impairment or impairment reversal of intangible assets and property plant and equipment in specific cash generating units

As discussed in Note 14 to the consolidated financial statements, the Group has $62,882 million of property, plant and equipment and $2,755 million of intangible assets as at 31 December 2020, a portion of which relates to the Oyu Tolgoi copper-gold mine, Yarwun alumina refinery and Kitimat aluminium smelter cash generating units (CGUs). As discussed in Note 1, external and internal factors are monitored for indicators of impairment or impairment reversal and judgment is required to determine whether the impact of certain of these factors is significant.

We identified the evaluation of indicators of impairment or impairment reversal of property plant and equipment related to the Oyu Tolgoi copper-gold mine, Yarwun alumina refinery and Kitimat aluminium smelter as a critical audit matter. Significant auditor judgment was required to assess the Group’s determination of whether various internal and external factors, including the impact of changes in commodity prices as well as internal factors such as changes to estimated future operating or capital costs, result in indicators of impairment or impairment reversal.

In relation to the Oyu Tolgoi CGU the finalisation of the Definitive Estimate in December 2020 and the status of discussions with the Mongolian government were particular matters that required judgment to determine if they represented indicators of impairment or impairment reversal.

The following are the primary procedures we performed to address this critical audit matter.

We evaluated the design and tested the operating effectiveness of certain internal controls related to the impairment process, including controls over the assessment of indicators of impairment or impairment reversals. We assessed the specific CGUs noted above for potential indicators of impairment or impairment reversals by:

•comparing operational and financial performance in the period to approved budgets;
•assessing changes in external market conditions that could impact operating costs; and
•comparing forecast commodity prices used in the Group’s assessment to market consensus forecasts.

In addition for the Oyu Tolgoi CGU we:

•evaluated the impact of the Definitive Estimate on mine plan assumptions, including remaining capital expenditure and date of first production, to assess if the Definitive Estimate represented an indicator of impairment or impairment reversal; and
•inspected correspondence and interviewed management to understand the status of discussions, with the Government of Mongolia, to assess the basis for management’s conclusion that this is not an impairment indicator

Evaluation of provisions for close-down, restoration and environmental obligations

As discussed in Note 1 and Note 25 to the consolidated financial statements, the Group has a provision for close-down, restoration and environmental obligations of $13,335 million as at 31 December 2020, a portion of which related to Rio Tinto Iron ore (Pilbara), Rio Tinto Kennecott and Gove refinery. Significant judgement was required by the Group to determine the amount of the provision, specifically in relation to key assumptions, including closure timeframes, forecast closure costs, and discount rate. In 2020, the Group reduced the discount rate used to value future closure obligations which resulted in an increase to the close-down, restoration and environmental provisions of US$954 million.

We identified the evaluation of provisions for close-down, restoration and environmental obligations relating to Rio Tinto Iron Ore (Pilbara), Rio Tinto Kennecott and Gove refinery as a critical audit matter. Significant judgment and specialised skills and knowledge were required in assessing the key inputs referred to above, which were used by the Group to determine the provision.

The following are the primary procedures we performed to address this critical audit matter.

For the Pilbara, Kennecott and Gove refinery closure provisions, we performed the following procedures to challenge managements assumptions regarding closure timeframes and forecast closure costs:

•we performed a retrospective review of the key cost assumptions to evaluate the accuracy of the Group’s forecasting.
•we examined the most recent closure studies and other technical material prepared by the Group relating to changes in the closure provision to assess the nature and scope of work undertaken.
•we compared forecast closure costs included in the studies with those used in the calculation of the provision.
•we assessed the sensitivity of closure provision calculations to changes in key assumptions, and evaluated the assumptions with the greatest impact on the provision for each site by comparing them to independent sources of data or considering the approach undertaken by the Group to determine them where external comparable data was not available.

For Pilbara and the Gove refinery we involved environmental professionals with specialised skills and knowledge who assisted in assessing:

•the scope, competency and objectivity of the Group’s experts, both internal and external to the Group, who produce the cost estimates by examining the work they were engaged to perform, their professional qualifications and experience;
•certain assumptions regarding the closure timeframe and forecast closure costs of closure activities based on their experience and familiarity with applicable regulations and industry practice, the Group’s closure commitments and the forecast life of the operation; and
•the consistency of closure activities reflected in the Group’s models used to determine the provision by comparing it to the relevant closure plan.

We involved valuations professionals with specialised skills and knowledge who assisted in evaluating the discount rate applied by the Group to calculate the net present value of these provisions by evaluating it against external data including yields on long-term government bonds and external market research.

Evaluation of provisions for specific uncertain tax positions

As discussed in Note 1 to the consolidated financial statements, the Group operates across multiple tax jurisdictions and is subject to periodic challenges by local tax authorities on a range of tax matters including transfer pricing and transaction related issues. As at 31 December 2020, the Group has total tax payable of $2,327 million, a portion of which related to provisions for uncertain tax positions.

We identified the evaluation of provisions, or lack thereof, for specific uncertain tax positions as a critical audit matter, including disputes with the Australian Taxation Office (ATO) and tax assessments received from the Mongolian Tax Authority. A high degree of subjective auditor judgment and specialized skills and knowledge was required in assessing the Group’s judgments and estimates relating to interpretation and application of tax law and settlement negotiations.

The following are the primary procedures we performed to address this critical audit matter.

We evaluated the design and tested the operating effectiveness of certain internal controls related to the tax process, including controls over the assessment of provisions for uncertain tax positions.

We involved tax professionals with specialised skills and knowledge, who assisted in:

•assessing the implications of results of historical tax audits, and outcomes from comparable situations for the positions taken by the Group; and
•inspecting internally and externally prepared documentation, including correspondence with tax authorities, transfer pricing documentation and third-party tax advice received by the Group, to evaluate current disputes and uncertain tax positions.

We have served as the Rio Tinto Group’s auditors since 2020.

/s/ KPMG LLP KPMG LLP London, United Kingdom 2 March 2021 In respect of the Board of Directors and Shareholders of Rio Tinto plc	/s/ KPMG KPMG Perth, Australia 2 March 2021 In respect of the Board of Directors and Shareholders of Rio Tinto Limited

Report of Independent Registered Public Accounting Firms

To the Boards of Directors and Shareholders of Rio Tinto plc and Rio Tinto Limited

Opinions on the Financial Statements

We have audited the consolidated balance sheet of the Rio Tinto Group (comprising Rio Tinto plc and Rio Tinto Limited and their respective subsidiaries) (the “Group”) as of 31 December 2019, and the related Group income statement, the Group statement of comprehensive income, the Group cash flow statement and the Group statement of changes in equity for each of the two years in the period ended 31 December 2019, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2019, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2019 i) in accordance with International Accounting Standards in conformity with the requirements of the Companies Act 2006, ii) as prepared in accordance with International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, and iii) as prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinions

These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP	/s/ PricewaterhouseCoopers
PricewaterhouseCoopers LLP London, United Kingdom 28 February 2020 (In respect of Rio Tinto plc)	PricewaterhouseCoopers Brisbane, Australia 28 February 2020 (In respect of Rio Tinto Limited)

PricewaterhouseCoopers LLP and PricewaterhouseCoopers served as auditors of Rio Tinto from its formation under a dual listed company structure in 1995, to 2019.

A predecessor firm of PricewaterhouseCoopers LLP served as the auditor of a predecessor company of Rio Tinto plc since 1958 and a predecessor firm of PricewaterhouseCoopers served as the auditor of a predecessor company of Rio Tinto Limited since 1959.

ITEM 19. EXHIBITS
Exhibits marked “*” have been filed as exhibits to this Annual report on Form 20-F and other exhibits have been incorporated by reference as indicated.
INDEX

Exhibit Number	Description
1.1*	Articles of Association of Rio Tinto plc (adopted by special resolution passed on 20 April 2009 and amended on 1 October 2009 and 8 April 2020)
1.2*
Constitution of Rio Tinto Limited (CAN 004 458 404) (as adopted by special resolution passed on 24 May 2000 and amended by special resolution on 18 April 2002, 29 April 2005, 27 April 2007, 24 April 2008, 20 April 2009 and 7 May 2020)

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

4.1*	Rules of the Rio Tinto plc Performance Share Plan 2013, approved on 18 April 2013 and amended on 12 February 2019
4.2*	Rules of the Rio Tinto Limited Performance Share Plan 2013, approved on 9 May 2013 and amended on 12 February 2019
4.3*	Rules of the Rio Tinto plc Equity Incentive Plan 2018, approved on 11 April 2018 and amended on 12 February 2019
4.4*	Rules of the Rio Tinto Limited Equity Incentive Plan 2018, approved on 2 May 2018 and amended on 12 February 2019
8.1*	List of subsidiary companies
12.1*	Certifications pursuant to Rule 13a‑14(a) of the Exchange Act
13.1*
Certifications furnished pursuant to Rule 13a‑14(b) of the Exchange Act (such certifications are not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference in any filing under the Securities Act)

15.1*	Rio Tinto Annual report 2020†
15.2*	Consent of KPMG LLP and KPMG, independent registered public accounting firms
15.3*	Consent of PricewaterhouseCoopers LLP and PricewaterhouseCoopers, independent registered public accounting firms
15.4*	Letter from PwC to the SEC
16.1*	Mine safety and health administration safety data
17.1*	Guarantors and Issuers of Guaranteed Securities
101*	Interactive data files

*    Filed herewith
**    Paper filing in 1995
†    Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b‑23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual report 2020 is not deemed to be filed as part of this Form 20-F.

Signature
The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this Annual Report on their behalf.

Rio Tinto plc	Rio Tinto Limited
(Registrant)	(Registrant)
/s/ Steve Allen	/s/ Steve Allen
Name: Steve Allen	Name: Steve Allen
Title: Company Secretary	Title: Joint Company Secretary

Date: 2 March 2021	Date: 2 March 2021