Form 20-F/A
period 2021-12-31
RIO TINTO PLC; RIO TINTO LTD
filed 2023-03-30
CIK 863064, 887028

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
7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrants included in the filing reflect the correction of an error to previously issued financial statements.
Yes ☐ No ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrants’ executive officers during the relevant recovery period pursuant to §240.10D-1(b).
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

Explanatory Note Rio Tinto plc and Rio Tinto Limited (together, “Rio Tinto”) filed their Annual Report on Form 20-F for the fiscal year ended December 31, 2021 with the U.S. Securities and Exchange Commission (“SEC”) on February 25, 2022 (the “Original 2021 20-F”). This Amendment No. 1 on Form 20-F (this “Amendment” or “Form 20-F/A”) is being filed in order to (i) remove or revise certain information in relation to the Escondida mine in compliance with the requirements of Subpart 1300 of Regulation S-K and (ii) revise the disclosure under “Governance-Disclosure controls and procedures” in relation to Rio Tinto’s disclosure controls and procedures, including management’s conclusion as to the effectiveness thereof. In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, new certifications by Rio Tinto’s Chief Executive and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits hereto. The changes described in (i) above include revising the last paragraph under “Mineral Resources and Mineral Reserves”, removing Escondida reserves from the “Table for proven mineral reserves, probable mineral reserves and total mineral reserves as at December 31, 2021 and total mineral reserves as at 2020”, revising the Escondida related individual property disclosure in the first two paragraphs under the heading “Individual property disclosure pursuant to Item 1304 of Regulation S-K under Securities Act of 1933–Escondida”, and removing “Individual property disclosure pursuant to Item 1304 of Regulation S-K under Securities Act of 1933–Escondida–Mineral Resources” and “Individual property disclosure pursuant to Item 1304 of Regulation S-K under Securities Act of 1933–Escondida– Mineral Reserves”. This Form 20-F/A is filed in its entirety. Except as set forth above, other disclosures in this Form 20-F/A have not been updated from the Original 2021 20-F. Therefore, except for the changes expressly described above, this Form 20-F/A continues to present information as of the date of the Original 2021 20-F and does not amend, supplement, update or restate any other information or disclosure contained in the Original 2021 20-F and does not reflect any events that have occurred after the date of the Original 2021 20-F. Accordingly, this Form 20-F/A should be read in conjunction with Rio Tinto’s reports filed and furnished with the SEC subsequent to the date of the Original 2021 20- F. The filing of this Form 20-F/A should not be understood to mean that any other statements or disclosure contained in the Original 2021 20-F are true and complete as of any date subsequent to the date of the Original 2021 20-F, except as expressly noted above. Background to these Amendments In the Original 2021 20-F, Rio Tinto disclosed certain reserve information for the Escondida property but did not file a technical report summary for Escondida as the information required to produce the report was not available to it. Rio Tinto is filing this Amendment to remove the Escondida reserve information because a technical report summary is required to support all reserve disclosure under Item 1302 of Regulation S-K and Rio Tinto was at the time of the Original Filing and is at the date of this Amendment unable to provide such a report as at December 31, 2021. Rio Tinto is also filing this Amendment to revise other information in relation to Escondida in compliance with Item 1304 of Regulation S-K. This Amendment does not include certain Item 1304 disclosures or an Item 1302-compliant technical report summary on Escondida in reliance on Rule 12b-21 under the Securities Exchange Act of 1934 (“Rule 12b-21”), which states that information need only be given insofar as it is known or reasonably available to the registrant. Rio Tinto was at the time of the Original Filing and is at the date of this Amendment unable to obtain the information required to prepare Item 1304 disclosure or a technical report summary as at December 31, 2021 without unreasonable effort or expense due to informational and operational constraints related to its involvement in the Escondida property. Furthermore, the information is controlled by a person that is not affiliated with Rio Tinto which has denied Rio Tinto access to a technical report summary dated as at December 31, 2021, upon the company’s requests.

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

Sustainability is core to our business. Our strategy, objectives and values guide our approach to sustainability. Our approach to sustainability Decarbonisation is an urgent priority for us and the world. Our strategy sets a new direction for us to decarbonise our assets and our products, and grow by investing in those materials that are essential to a low-carbon future. To deliver the strategy, we are focused on four key objectives, including our drive for impeccable ESG credentials and maintaining our social licence to operate. We must ensure all our stakeholders benefit from the success of Rio Tinto. To do this, our business priorities and performance must align with society’s expectations, which are constantly evolving. Robust and trusting relationships with our stakeholders are essential to secure a strong future for our business while ensuring we make meaningful contributions to our host communities and help address the world’s most urgent challenges. Our sustainability framework describes how we manage issues important to us and to our stakeholders and how we contribute to the United Nations Sustainable Development Goals (UN SDGs). Sustainability framework Sy st em s im pa ct Fo un da tio ns Planet People and society System s im pact Foundations Low-intensity Materials Economic Opportunity & Just Transition Scope 1 & 2 Reduction Community Engagement & Social Investment Environmental Stewardship Health, Safety & Wellbeing Mining & Metal Practices Talent, Diversity & Inclusion Heritage, Culture and Indigenous Peoples Human Rights Transparent, values-based, ethical business operations SDG 17 Supplying Low-intensity Materials Decarbonising our value chains (Scope 3) and maximising the full value of our resources (Critical Minerals & Circularity). Caring for our Planet Being a trusted steward of resources. Minimising environmental and heritage impacts and managing the interrelationship between water, biodiversity and our resilience to a changing environment. Supporting Economic Opportunity Catalysing improved economic outcomes in host communities and regions and playing our role to advance a fair and socially inclusive energy transition. Caring for People & Communities Being a socially responsible business partner Building a healthy, diverse and inclusive workforce, supporting local communities to achieve their goals and aspirations and delivering enduring positive social outcomes Supporti ng S DG 3 4 5 1 0 1 5 Lead SDG 12 Lead SDG 8 S up p orting SD G 6 9 13 15 Our sustainability framework We are entrusted with accessing the world’s essential materials and making them available for society’s use. These resources are finite, and we recognise our responsibility to extract the full value from the minerals and materials we produce while avoiding harm and mitigating impacts to people and the planet. Excellence in managing the fundamentals of our business gives us the opportunity to make more substantial and meaningful contributions to society. We are working in partnership with others to support fairer, more sustainable and inclusive communities where we operate. It has been a transitional year at Rio Tinto and in 2022, we will further define ambitions for each of our objectives, in line with our goal to achieve impeccable ESG credentials. Annual Report on Form 20-F 2021 | riotinto.com74

SDG 8 speaks directly to our values and commitments to creating a safe and inclusive working environment, as well as promoting education and training partnerships that support social and economic development, and help develop skills for the future. We are committed to ensuring Traditional Owners and Indigenous peoples have a stronger voice in the decisions that affect their lands. Alignment with this goal also requires us to think carefully about how the decisions we make today will impact communities in the future. To further this goal in 2021, we: – Expanded our target of a 2% increase in the number of women in leadership roles, to a 2% increase in women in all roles across our business. We did not meet the target. On a broader level, we increased the representation of women in our workforce by 1.5%. – Committed $50 million in Indigenous leadership development in Australia over five years. In 2021, the number of Australian Indigenous leaders in our business increased fivefold. – Continued our commitment to source and hire locally, wherever possible, through asset-based employment and local procurement targets. For example, in Mongolia more than 96.5% of Oyu Tolgoi’s workforce is Mongolian, of which 22% are from the neighbouring communities in our host Umnugovi province. In 2021, 71% of our total operational procurement was spent in-country. – Developed partnerships and contributed $72 million to community programmes covering the health, education, environmental protection, housing, agricultural and business development sectors. Some initiatives included: – A partnership with the Mongolian University of Science and Technology to build the capability of geotechnical and mining professionals in Mongolia. – A partnership with Universit&eacute; du Qu&eacute;bec &agrave; Chicoutimi (UQAC) for an institutional research structure dedicated to the indigenisation of higher education focused on training the next generation of Indigenous scientists. SDG 12 relates to how we mine, process and produce materials and contribute to ethical global supply chains, including trusted lifecycle assessments. This SDG builds on our existing health, safety, environment and community performance standards and our membership of responsible production and product stewardship programmes. It extends our thinking into how we can, in partnership, accelerate efforts to decarbonise our own operations, and those of our customers, and extract the most value from the materials we produce. To further this goal in 2021, we: – Announced new climate targets, including new commitments to reduce Scope 1 and 2 emissions by 50% by 2030. We also intend to invest an estimated $7.5 billion in climate abatement projects until 2030, including the installation of one gigawatt of solar and wind power in the Pilbara. – Recovered critical mineral by-products from waste across several sites, including tellurium, a critical mineral used in solar panels, from Kennecott, lithium from our Borates business in the US, scandium oxide at Rio Tinto Fer et Titane and monazite at QIT Madagascar Minerals (QMM). – Launched START, the first sustainability label for aluminium using blockchain technology, setting a new standard in transparency and traceability for the industry. – Achieved industry and commodity accreditations and certifications, including the Aluminium Stewardship Initiative, the Copper Mark, the Responsible Jewellery Council, and the Mining Association of Canada’s Towards Sustainable Mining standard to independently verify our ESG performance. – Signed two memoranda of understanding (MoU) with POSCO and BlueScope to investigate options to decarbonise the steel value chain. – Developed a business model and signed an MoU with our partner RESOLVE to form Regeneration Enterprises, a for-purpose and for-profit company that will combine the re-mining and processing of waste with site closure and rehabilitation, with the ambition to create full restoration outcomes. Our approach to the United Nations Sustainable Development Goals In 2021, we refreshed the way we think about sustainability and more clearly articulated how we are supporting our priority United Nations Sustainable Development Goals (UN SDGs). Our sustainability framework reflects our focus on the two lead goals – SDG 12 (responsible consumption and production) and SDG 8 (decent work and economic growth) – that we feel are most relevant to operating our business responsibly, and where we can have the most significant impact. Our business operations also contribute to eight supporting SDGs (3, 4, 5, 6, 9, 10, 13, 15) while SDG 17 (partnerships for goals) reflects our approach to achieving our sustainability objectives. 75Annual Report on Form 20-F 2021 | riotinto.com

Our approach to sustainability continued What is important now We found that our top four priority issues were clearly aligned with those of our external stakeholders. Climate change clearly stood out as the most important issue for all of us. Concerns about climate change extended beyond emissions reduction to the need to consider our impact on nature more holistically, for example, on water and biodiversity, and how resilient the natural environment is to climate-induced change. Respecting human rights, cultural and heritage site management, and health, safety and wellbeing, were the next most significant topics for both internal and external stakeholders. The safety and wellbeing of our people remains our highest priority and we have, over a number of years, made significant progress in ensuring our people return home safely. Business integrity and governance, and local community relations, remain important topics as we continue to rebuild trust with our stakeholders. We complete a sustainability materiality assessment every year to ensure we understand what issues matter to our stakeholders and our business. We expanded our approach in 20211 to gather information from external stakeholders and a cross-section of employees via interviews, surveys, and reviews of publicly available materials. We asked participants what was important to them now, and what they think will be important in five to ten years. 1. Note: Based on 60 internal and 68 external stakeholders (note: some interviewees chose not to answer one or more questions). The score represents an average of all respondents in each stakeholder group. Source: Primary interviews and surveys. Reporting what matters Materiality to Rio Tinto M at er ia lit y to s ta ke ho ld er s Impact of technology Responsible tax & royalty payments Risk management & cyber security End-to-end materials management Supply chain transparency Future-proof assets Employment & talent retention Business performance Tailings & mineral waste management ESG transparency & disclosure Inclusion, diversity & equality Water management Pandemic response & public health Industrial environment impacts Closure, post-mining & land rehabilitation Biodiversity & ecosystems Business integrity & governance Local community relations Lower materiality Medium materiality Higher materiality Respecting human rights Climate change Cultural & heritage site management Health, safety & wellbeing Annual Report on Form 20-F 2021 | riotinto.com76

What will be important in the future Our internal and external stakeholders feel that climate change will only continue to increase in importance over the next decade, as will geopolitical uncertainty, the impact of technology, and end-to-end materials management. Other emerging topics include water management due to the reliance of local communities and mining operations on an increasingly scarce resource, and biodiversity due to the increasing impacts of climate change. Human rights will also continue to be of high importance – it is a critical foundation of our social licence to operate. It is also clear that supply chain accountability and ESG transparency are becoming increasingly important to customers, consumers, investors and financial markets, including our insurance providers. As we produce more critical minerals for batteries, electric vehicles and renewable energy technology, there will be a higher burden of proof in value chain provenance. Reporting our performance Our sustainability materiality assessment records the threshold at which an issue or topic becomes important enough to be reported on externally. Not all sustainability-related topics have the same risk profile. A sustainability materiality assessment differs from financial materiality, which may use financial metrics or other quantitative analyses to determine what would be considered a significant or material impact. As a member of the International Council on Mining and Metals (ICMM), we commit to reporting on our sustainability performance against Global Reporting Initiative (GRI) standards (Core option). The majority of our sustainability reporting is incorporated into our Annual Report and supplemented by our full Sustainability Fact Book containing current and historical data on topics, including health, safety, environment, climate, communities, human rights, responsible sourcing and transparency. Additional information is available at riotinto.com. Governance and assurance The Sustainability Committee oversees strategies to manage social and environmental risks, including management processes and standards. The Committee reviews the effectiveness of management policies and procedures relating to safety, health, employment practices (apart from remuneration, which is the responsibility of the Remuneration Committee), relationships with neighbouring communities, environment, security and human rights, land access, political involvement and sustainable development. Given its strategic significance, climate change is overseen directly by the Board. See the Governance section (pages 156-158) for more information about the Sustainability Committee. This year, KPMG, the Group’s auditor, was again engaged to provide the Directors of Rio Tinto with assurance on selected sustainability subject matters. KPMG’s limited assurance statement satisfies the requirements of subject matters 1 to 4 of the ICMM assurance procedure. See pages 153-154 in the Governance section for more information about our external auditors and internal assurance. Non-financial information statement This section provides information as required by regulation in relation to: – Environmental matters - pages 72-89 – Our employees - pages 101-103 – Social matters - pages 90-95 – Human rights - page 104 – Corruption and bribery - pages 107-108 Other related information can be found as follows: – Our business model – page 23 – Principal risks and how they are managed – pages 117-125 – Non-financial key performance indicators – pages 24-28 Notes on data The data summarised in this sustainability section relates to calendar years. Unless stated otherwise, parameters are reported for all managed operations without adjustment for equity interests. Where possible, we include data for operations acquired before 1 October of the reporting period. Divested operations are included in data-collection processes up until the transfer of management control. We report against the GRI standards and the requirements of other select reporting frameworks, and we reflect the ten principles of the ICMM and the mandatory requirements in the ICMM position statements within our policies, standards and procedures. Visit riotinto.com/policies for more information. 77Annual Report on Form 20-F 2021 | riotinto.com Strategic report

2021 performance against targets Targets Performance To reach zero fatalities, and to eliminate workplace injuries and catastrophic events. – Zero fatalities at managed operations. – All-injury frequency rate (AIFR) at 0.40 (target: 0.33). – 1.3 million critical risk management (CRM) verifications. To have all of our businesses identify at least one critical health hazard material to their business, and demonstrate a year-on-year reduction of exposure to that hazard. – In 2021, 13 of our assets across Rio Tinto achieved an exposure reduction to known health risks (airborne contaminants and noise); these exposure reduction projects positively impacted over 6,500 employees and contractors. To reduce the rate of new occupational illnesses each year. – 28% decrease in the rate of new occupational illnesses since 20201 To reduce our absolute Scope 1 and 2 emissions by 15% and our emissions intensity by 30% by 2030 (relative to our 2018 equity baseline). These targets were updated on 20 October 2021. Our new targets are to reduce our absolute Scope 1 and 2 emissions by 15% by 2025 and by 50% by 2030. – The 2021 Scope 1 and 2 emissions were 31.1Mt CO2e – a reduction of 1.4Mt CO2e (4.3%) relative to our 2018 baseline. To disclose for all managed operations by 2023, their permitted surface water allocation volumes, annual allocation usage and the estimated surface water allocation catchment runoff from average annual rainfall. To achieve local water stewardship targets for selected sites by 2023. The water stewardship targets have progressed well with the Group target, with 4 of the 6 asset level targets remaining on track. Kennecott and Ranger site-based targets are at risk, but both are considered recoverable with additional focus. For further details on our water performance, see pages 83-86. To demonstrate local economic benefits from employment and procurement of goods and services by reporting yearly against a locally defined target. To capture and manage community complaints effectively and reduce repeat and significant complaints each year. These targets will be updated for 2022-2026. – 95% (20 out of 21 asset groupings2) have met their 2021 repeat complaints target. – 90% (19 out of 21 asset groupings2) have met their 2021 significant complaints target. – 81% (17 out of 21 asset groupings2) have met their locally set procurement target. – 53% (10 out of 19 asset groupings2) have met their locally set employment target3. To improve diversity in our business by: – Increasing women in the business (including in senior leadership) by 2% each year. – Aiming for 50% women in our graduate intake, and 30% from places where we are developing new businesses. – 25% of our Executive Committee were women, up 2% from 2020. – 27.4% of senior leadership4 were women, up 1.3% from 2020. – 21.6% of our workforce were women, up 1.5% from 20205. – 58% of our graduate intake were women, down 2% from 2020. – 36.4% of Board roles were held by women, up 3.1% from 2020. – 35% of our graduate intake was from places where we are developing new businesses6, up 9% from 2020. Improving our employee engagement and satisfaction. – 2-point decrease in our employee satisfaction score (eSAT7) from 2020. 1. Fewer health assessments were completed in 2021 due to COVID-19 restrictions, which may have impacted the frequency of new cases of occupational illnesses. 2. Refer to the Sustainability Fact Book on riotinto.com/sustainabilityreport for details on the asset groupings. 3. COVID-19 restrictions, workforce supply constraints and organisational restructures are the primary drivers which have impacted asset achievement of locally set employment targets. Two asset groupings are not reporting against the employment target in 2021. Further explanatory notes for each asset are provided in the Sustainability Fact Book. 4. We define senior leadership as General Managers, Group Advisers and Chief Advisers as well as employees in leadership roles who report directly to Executive Committee members. 5. From 2021, the definition used to calculate diversity was changed to include people not available for work, and contractors (those engaged on temporary contracts to provide services under the direction of Rio Tinto leaders), excluding project contractors. 6. Identifying with a nationality is not mandatory. More than 48% of our graduates have not formally reported a nationality. 7. eSAT (employee satisfaction) is a measure of how happy an employee is to work at Rio Tinto. It is calculated by averaging the responses on a 1-7 scale and expressing this out of 100. Our approach to sustainability continued Annual Report on Form 20-F 2021 | riotinto.com78

Caring for the planet Solar power plant, Weipa. Queensland, Australia. Producing the materials the world needs means we have an impact on the environment. We work in remote locations and sensitive environments, our activities have the potential to cause harm through pollution, and we have a significant carbon footprint. We recognise the responsibility we are entrusted with and see ourselves as long-term stewards of natural resources, including land and water, and the ecosystems they support. Our commitment to understanding and mitigating the risks and impacts of our operations extends from the very beginning of an operation’s life to beyond closure. More immediately, we are accelerating action to reduce our carbon emissions and investing to help reduce emissions generated by the use of our products. We have an important role to play. 79Annual Report on Form 20-F 2021 | riotinto.com

Caring for the planet continued Climate change The transition to a net zero carbon emissions world will create additional demand for our commodities. Copper, lithium, aluminium and other minerals are essential to increase renewables capacity and for electric vehicles. Steel is an irreplaceable material in many applications, and iron ore is an essential ingredient for the new technologies required to produce green steel. We have an important role to play in supporting and enabling the transition to net zero emissions. We will do this by producing materials that are essential to the energy transition, decarbonising our own assets, and partnering to develop the technologies and products that will enable our customers to decarbonise their own processes. Most of our assets sit in the low end of their commodity carbon intensity curves and 75% of the electricity used at our managed operations is from renewable sources. Our absolute Scope 1 and 2 emissions in 2021 were 31.1Mt CO2e (2020: 31.5Mt CO2e), 4.3% below our 2018 equity emissions baseline. The reductions achieved since 2018 are primarily the result of switching to renewable electricity contracts at Kennecott in the US and the Escondida mine in Chile (managed by BHP; Rio Tinto owns 30%), and also relate to unplanned operational disruptions in 2021 at Richards Bay Minerals in South Africa and the Kitimat aluminium smelter in Canada. Decarbonising our operations In the lead up to the UN Climate Change Summit in Glasgow, we announced that we will accelerate actions to decarbonise our assets in the short term and aim for a 15% reduction in emissions by 2025 – five years earlier than originally planned. We increased our 2030 target to a 50% reduction in our Scope 1 and 2 emissions and remain committed to reaching net zero by 2050. To achieve this, we aim to: – Develop renewable power in the Pilbara. The 34MW solar plant at Gudai-Darri and the 45MW battery system at Tom Price that we approved in 2020 are expected to come online in 2022. We are now targeting the rapid deployment of one gigawatt of wind and solar power. This will replace gas power and meet demand from our fixed plants and infrastructure, as well as support the early electrification and decarbonisation of our mobile fleet. – Work with state and federal governments, power companies and renewable developers to dramatically increase the availability of renewables in eastern Australia, and aim to develop green repowering solutions for the Boyne Island and Tomago smelters. – Advance the projects in our Marginal Abatement Cost Curve such as the deployment of zero-emission trucks and the use of hydrogen at our alumina refineries. – Use a $75/t CO2e internal carbon price to incentivise energy- efficiency investments and identify new mitigation projects. – Scale up the ELYSISTM technology with the goal to have it available for installation from 2024. Construction of the first commercial-scale prototype cells of the inert anode technology has begun at our Alma smelter in Saguenay–Lac-Saint-Jean, Quebec. We estimate that we will invest approximately $7.5 billion in capital between 2022 and 2030 to deliver our decarbonisation strategy (approximately $1.5 billion over the period 2022 to 2024). There will also be incremental operating expenditure on building new capabilities, energy efficiency initiatives, and research and development of approximately $200 million per year to 2030. Alignment with 1.5°C We conclude that our Scope 1 and 2 targets for 2030 and our commitment to reach net zero emissions by 2050 are aligned with efforts to limit warming to 1.5°C, which is aligned with the stretch goal of the Paris Agreement. While there is no universal standard for assessing the alignment of targets with the Paris Agreement goals, the basis for our conclusion is provided in the 2021 Climate Change Report. KPMG has provided limited assurance over our Scope 1 and 2 target information presented in the 2021 Climate Change Report, including the process to set the target, the alignment with 1.5°C and the roadmap to achieving the target. Partnerships across our value chains We operate in energy- and carbon-intensive value chains – particularly steel and aluminium production – and recognise that we have a role to play in addressing the resulting emissions. We have updated our approach to calculating Scope 3 emissions to use regional factors rather than a global average. Our estimated Scope 3 emissions in 2021 were 553.5Mt CO2e, and around 95% is from the processing of iron ore, bauxite and other products by our customers. Aside from the revision to the reporting methodology, the change from 2020 is primarily due to changes in production of iron ore and bauxite. 94% of these processing emissions take place at our customer facilities in China, South Korea, Japan and other countries that have pledged to be carbon neutral by around mid-century. Our approach to addressing Scope 3 emissions is to engage with our customers on climate change, to share information on respective goals and targets, and work with them to develop the technologies to decarbonise steel and aluminium production. We will continue to report on progress each year. Steel value chain Steel is a vital material for low-carbon infrastructure and, with limits to recycling, our iron ore products have an important future role to play. The future trajectory of our Scope 3 emissions is dependent on our customers’ decarbonisation roadmaps, which in turn will be guided by technology development and government policies, including carbon pricing. The Net-Zero Steel Initiative (NZSI) is an industry platform, part of the Mission Possible Partnership, that brings together stakeholders across the whole steel supply chain to help put the sector on a path to net zero emissions by mid-century. The NZSI considers 20 technology archetypes and the decision-making process to deploy these at individual steel plants based on lowest total cost of ownership. Should the industry follow the NZSI Tech Moratorium scenario, we estimate that Rio Tinto’s iron ore-related Scope 3 emissions would fall by 23% by 2035 and 42% by 2040, relative to our 2020 emissions. About 28% of our iron ore sales are directly to steel producers that have already set public targets for their Scope 1 and 2 emissions (our Scope 3), and have ambitions to reach net zero by around mid-century. In 2022, we commit to engage with all our direct iron ore customers (representing approximately 75% of our iron ore sales and related Scope 3 emissions) to share information on our respective climate change goals and roadmaps, and actively seek areas of mutual collaboration on pathways to net zero, such as those highlighted in our iron and steel decarbonisation goals. Annual Report on Form 20-F 2021 | riotinto.com80

Revolutionising aluminium production The ELYSISTM technology will reduce the carbon footprint and operating costs of aluminium smelters while increasing production capacity. In Canada alone, the ELYSISTM technology has the potential to reduce greenhouse gas emissions by 7 million tonnes. Learn more about ELYSISTM at riotinto.com/stories. Our approach is to pursue and support a range of decarbonisation options aligned with the technology pathways highlighted by the NZSI analysis, through proactive partnerships with our customers, including China Baowu, Nippon Steel Corporation, POSCO and BlueScope, as well as technology providers, universities and research institutes. This is consolidated under the following focus areas: – Support our customers’ blast furnace optimisation, with potential carbon emission reductions of up to 30%; – Explore future carbon-neutral pathways for our Pilbara iron ores through: existing and new technologies to beneficiate Pilbara ores; a proprietary low-carbon research project using microwave energy and sustainable biomass as a reductant; and assessing a mid-grade direct reduced iron (DRI) produced with green hydrogen and processed in an electric melter; – Pursue a project to produce hot briquetted iron (HBI) with high-grade iron ore and hydro-based green hydrogen in Canada; – Find a pathway to develop Simandou to meet the future demand of high-quality iron ore for low-carbon steelmaking technologies. Aluminium value chain As a leading producer of low-carbon aluminium, we are actively involved in the decarbonisation of the value chain from bauxite to alumina and primary metal production, and we are committed to support the industry’s transition. About 74% of our Scope 3 emissions related to the downstream processing of bauxite and alumina sold to our customers is from the use of electricity, predominantly in China. The remainder is from the energy used for process heat at the alumina refineries of our bauxite customers and from the use of carbon anodes in aluminium smelting. Our plan is to address these through: – A commitment to engage with all our bauxite customers to seek areas of mutual collaboration in alumina decarbonisation projects, leveraging existing technical support relationships; – The continued development of the ELYSISTM inert anode technology, with the goal to have it available for installation at our smelters from 2024, following the construction of large-scale commercial prototype cells at our Alma smelter in the Saguenay by 2023; – Leveraging START, a new standard we launched in 2021 for transparency and traceability across the aluminium value chain, to support customer and consumer demand for sustainable products. Shipping We have an ambition to reach net zero emissions from the shipping of our products by 2050 and expect to meet the International Maritime Organisation (IMO) decarbonisation goal of 40% reduction in shipping emissions intensity by 2025, five years ahead of the IMO deadline. We expect to introduce net-zero emission vessels into our portfolio by 2030. Enhancing our resilience to physical climate risk Our assets, infrastructure, communities and broader value chains are exposed to chronic and acute climate change risks, such as the impacts of extreme weather events. Managing physical climate change risk through risk-based adaptation practices is essential to enhance the resilience of assets and communities, and it is the fourth pillar of our approach to climate change. Following a Group-wide exposure assessment, the next stage has been to conduct asset-level risk assessments to confirm the effectiveness of our controls. This work was paused in 2020 due to the prioritisation of the COVID-19 response and restrictions on travel to our sites. In 2021, the Energy and Climate Change Centre of Excellence and Risk Area of Expertise have been preparing to engage the product groups for detailed physical risk assessments in 2022. Disclosures consistent with the TCFD recommendations Climate-related disclosures on governance, strategy, risk management, as well as metrics and targets, are integrated into this Form 20-F in the following sections: Strategic Context, Key Performance Indicators, Innovation, Risk Management, Risk factors, Governance, the Sustainability Committee report, the Remuneration Committee report and in the notes to the accounts. Given space constraints in the Form 20-F, other reports supplement the disclosures on climate-related governance, strategy, risk management and metrics and targets that are made in this report. These are available at riotinto.com/reports. Our 2021 Climate Change Report provides further detail on our approach including our Climate Action Plan, the way we evaluate and manage climate-related risks, progress towards our targets and our value chain partnerships. Our 2021 Sustainability Fact Book provides a full list of the 11 main TCFD recommendations alongside references to our disclosure against them. Our 2020 Climate Change Report includes further detail on our approach to scenario analysis, including our consideration of 1.5°C scenarios. These disclosures together meet all of the disclosures required under the TCFD Recommendations and Recommended Disclosures. 81Annual Report on Form 20-F 2021 | riotinto.com Strategic report

Greenhouse gas emissions Scope 1 and 2 emissions - equity basis Equity greenhouse gas emissions - million tonnes carbon dioxide equivalent (Mt CO2e) 2021 2020 2019 2018 Total Scope 1 & 2 GHG emissions 31.1 31.5 31.5 34 Scope 1 emissions 22.7 22.8 23.1 24.7 Scope 2 emissions 8.4 8.7 8.3 9.3 2018 GHG emissions target baseline (adjusted for acquisitions & divestments) 32.5 Scope 3 emissions 553.5 5701 – – Operational greenhouse gas emissions intensity (t CO2e / t Cu-eq) (equity)2 6.4 6.2 6.1 6.2 2021 equity greenhouse gas emissions by product group & source (Mt CO2e) Electricity3 Anodes & Reductants Process Heat3 Mobile Diesel3 Other 2021 Total emissions (Mt CO2e) Aluminium 10.4 5.2 4.9 0.3 1.1 21.9 Aluminium (Pacific) 8.1 1.7 0.2 – 0.2 10.2 Aluminium (Atlantic) 0.6 3.5 0.5 – 0.6 5.2 Bauxite & Alumina 1.6 – 4.3 0.3 0.3 6.5 Minerals 1.4 1.2 0.5 0.3 0.1 3.4 Iron Ore 0.8 – 0.1 2.1 – 3.0 Copper 1.3 – 0.2 0.8 – 2.2 Other (includes Shipping and corporate functions) 0.1 – – 0.5 – 0.6 Total 14.0 6.4 5.6 4.0 1.1 31.1 2021 equity greenhouse gas emissions by location (Mt CO2e) Scope 1 emissions (Mt CO2e) Scope 2 emissions (Mt CO2e) Total emissions (Mt CO2e) Australia 12.8 6.0 18.8 Canada 6.0 0.0 6.0 South Africa 0.3 1.1 1.4 US 1.0 0.0 1.0 Other: Rest of Africa 0.2 0.0 0.2 Other: Europe 0.4 0.0 0.4 Other: Asia, New Zealand, Central America, South America 2.0 1.3 3.3 Total 22.7 8.4 31.1 Scope 3 emissions - equity basis Total equity Scope 3 greenhouse gas emissions (Mt CO2e) 2021 2020 Upstream 27.5 23.7 Processing of goods sold Iron Ore 364.6 376.4 Bauxite & Alumina 144.5 152 Other goods sold 14.2 14.4 Other Downstream 2.7 3.0 Total – 2021 reporting method 553.5 570 1. 2020 Scope 3 emissions have been re-estimated using the 2021 methodology (using the 2020 methodology our total Scope 3 emissions were reported as 519.4Mt CO2e). Please see our 2021 Scope 1, 2 and 3 Emissions Calculation Methodology report at riotinto.com/climatereport. 2. Historical information for copper equivalent intensity has been restated in line with the 2021 review of commodity pricing to allow comparability over time. 3. Electricity includes imported power and own generation; process heat includes diesel consumption from stationary sources such as pumps; mobile diesel sources are haul trucks, locomotives and other mining fleet. Caring for the planet continued Annual Report on Form 20-F 2021 | riotinto.com82

Environment In 2021, we improved our ability to manage environmental impacts consistently across the business. We increased our internal technical expertise and capability by recruiting subject matter experts in a number of disciplines to support practitioners at the asset level. We reviewed our control framework across all Environment disciplines and identified critical controls at a Group level to better manage risks across the portfolio. We also worked on our data collection and monitoring processes to improve data access and analysis to allow better data-driven decision-making and management practices, more transparency and improved environmental outcomes. Water Increasingly disrupted weather patterns and more extreme weather events due to climate change, and a growing world population, mean efficiently managing our water impacts is more important than ever. Water is a shared resource critical to sustaining biodiversity, people and their economic prosperity. The way we think about water, and manage the risks, reflects the diversity of our operations and geographic locations. Water scarcity is an issue for some of our assets operating in desert locations, while others must remove excess water to allow safe mining operations. Some of our assets are powered by water via hydroelectricity and, in all locations, we carefully manage our use and reuse of water, and consider the potential long-term impacts on water sources. This complexity means we are developing a catchment-level approach to water management and manage our impacts, risks and potential solutions within our operations with the understanding that we share water with surrounding communities and nature. We understand this responsibility extends beyond the life of our operations. We aim to avoid permanent impacts to water resources by carefully managing the quality and quantity of the water we use and return to the environment. We work to balance our operational needs with those of local communities and ecosystems, and factor in the impact of climate change, which is already affecting rainfall and water security at many of our sites. We use baseline water stress as determined by the World Resource Institute to identify operational catchments of most concern. Visit riotinto.com/water for more information. Protecting a national treasure Iron Ore’s Water Resource Evaluation team is helping us meet the water target for our Pilbara operations. Learn more about their work and the importance of water in the region at riotinto.com/stories. 83Annual Report on Form 20-F 2021 | riotinto.com Strategic report

1. Queensland Alumina Limited is a non-managed operation, but is part of our water stewardship target programme. Low Moderate High Very high Not applicable Caring for the planet continued Group water risk profile (% of managed operations)1 Water resource Is there enough water available for both environment and community needs, and our operational use? Dewatering Does the removal of water from the operational areas of our sites impact regional aquifers or our mine plans? Water quality/quantity Does the way we manage water on site, or discharge excess water, cause environmental impacts or operational constraints? Long-term obligations Do our operational activities generate long-term or ongoing obligations related to water? The water resource risk at Oyu Tolgoi in Mongolia is assessed as moderate, even though it is located in the Gobi Desert. Oyu Tolgoi sources its water requirements from a deep water supply, the Gunii Hooloi aquifer, a 150-metre deep resource holding around 6.8 billion cubic metres of non-drinkable saline water. Oyu Tolgoi uses this water source efficiently with water recycling and conservation practices implemented across the operation. For more information see riotinto.com/water. Our QIT Madagascar Minerals (QMM) operation in Madagascar operates in a highly sensitive area from a water, broader environment and community perspective. The discharges from our operation have the potential to impact receiving water quality and, therefore, the water quality risk is assessed as high. We are working to improve management activities on site, including our ability to more accurately measure our water discharge quality, and the deployment of a dedicated water treatment plant to adjust the discharge pH. For more information see riotinto.com/water. Impacts associated with dewatering and water supply activities in the Pilbara are recognised as a very high risk for our business. Returning water to the aquifers impacted by our mining activities in a controlled manner is the focus of a number of studies. More information on our current programme of managed aquifer recharge trials in the Pilbara is available on riotinto.com/water. We may sometimes generate impacts that we are required to manage over the long term. Whether they are associated with the management of post-closure pit lakes formed in our mining pits in the Pilbara, or the ongoing management of potential seepage from our waste rock or tailings facilities in our aluminium and copper facilities, our systems and standards aim to ensure that the risk is identified early and managed appropriately and responsibly throughout the asset lifecycle. 57% 9% 11% 22% 28% 33% 37% 2% 43% 26% 17% 9% 6% 22% 31% 11% 20%15% To manage our water impacts well, we first need to understand the specific risks at more than 50 operating sites, as well as our overall Group impacts. To do this, we think about water issues in four ways: 1. Water resource 2. Quality and quantity 3. Dewatering 4. Long-term obligations We use this framework to identify, assess and manage water risks. This comprehensive approach extends beyond our mandatory reporting obligations and allows us to have relevant conversations about water risks internally and with stakeholders in the communities where we operate. Our Group water risk profile (below) shows the level of exposure against each of the four themes, or risks. Most of our water risks sit in the “low” to “moderate” range. There are some in “very high” and “high” categories for each. Regardless of the level of risk, we apply rigorous standards and processes to manage them. Annual Report on Form 20-F 2021 | riotinto.com84

Total discharges 661 GL Total consumption 598 GL Entrained in ore 52 GL Groundwater 193 GL Surface water 340 GL Water use on site Change in storage during year +5.5 GL Recycled water 310 GL Marine 435 GL Third Party & Municipal 59 GL Other managed water (surface & groundwater) 185 GL Our water balance The Group water balance for 2021 (below) provides a simplified visual summary of where water was withdrawn from, discharged to, recycled/reused and consumed at our operations. With regard to operational withdrawal water quality, 439 GL1 or 40% of overall 2021 withdrawals were of freshwater, or category 1, quality. This compares against our 2020 freshwater breakdown of 35%. Freshwater, or category 1 quality, is water that is generally suitable for consumption with minimal treatment required. Where possible, we aim to minimise our extractions from water sources of this quality. The reported categories correlate with reporting requirements for the International Council on Mining and Metals (ICMM), Minerals Council of Australia (MCA) and Global Reporting Initiatives (GRI). See the Sustainability Fact Book for more detailed water balance information. 1. A gigalitre (GL) is 1,000 megalitres, or 1,000,000,000 litres. 439 GL is the category 1 quality water withdrawn, out of a total 1080 GL of operational water withdrawals. Please refer to the Sustainability Fact Book for additional detail. 85Annual Report on Form 20-F 2021 | riotinto.com Strategic report

Progress against our targets Group target Water risk theme Status Commentary Rio Tinto Group (Tier 1) By 2023, we will disclose – for all managed operations – permitted surface water allocation volumes, annual allocation usage and the associated surface water allocation catchment rainfall-runoff volume estimate. Water resource On track Progress remains on track against target schedule. Additional specialist water expertise added to central team during 2021. Site-based target Water risk theme Status Commentary Pilbara operations, Iron Ore (Tier 1) Our Iron Ore product group will complete six managed aquifer recharge investigations by 2023. Dewatering (aquifer reinjection) On track Successful completion of three of the proposed six managed aquifer recharge investigations. Oyu Tolgoi, Copper (Tier 1) Oyu Tolgoi will maintain average annual water use efficiency at 550 L/tonne of ore to concentrator from 2019-23. Water resource (intensity and efficiency) Achieved for 2019-21 Average annual water use efficiency maintained below 550 L/ tonne for 2019-21 period. Kennecott Utah Copper, Copper (Tier 1) Kennecott will reduce average annual imported water per tonne of ore milled by 5% over the 2014-18 baseline of 393 gal/tonne (1,487L/tonne) at the Copperton Concentrator by 2023. Water resource (import reduction) At risk, recoverable Kennecott has allocated additional budget in 2022 to prioritise the understanding of the conditions that influence water import demands at the concentrator and to determine solutions to mitigate and lower these demands. Ranger Mine1, Energy Resources of Australia Limited (ERA), Closure (Tier 1) ERA will achieve the planned total process water inventory treatment volume by 2023, as assumed in the Ranger water model. Quantity/quality (inventory reduction) At risk Following the ASX announcement on 19 November 2021, work is continuing on the reforecast of both cost and schedule in relation to the calculation of the rehabilitation provision and timing for completion of the Ranger project area. Given this, the ERA target remains at risk subject to the reforecast of target treatment volumes as part of the Ranger water model update. QIT Madagascar Minerals (QMM), Minerals (Tier 2) QMM will develop and implement an improved integrated site water management approach by 2023. Quantity/quality (discharge quality) On track Progress remains on track against target schedule. Completed development of the integrated site water management approach and implementation of identified site improvements is under way. Queensland Alumina Limited (QAL), Aluminium (non-managed joint venture) (Tier 2) QAL will complete the following four water-related improvement projects from the QAL five-year Environment Strategy by 2023: – Project L1 – integrity of bunds and drains – Project W3 – caustic pipe and wasteline 4 integrity – Project W6 – residue disposal area surface/ground water impacts – Project W7 – residue disposal area release to receiving environment Quality/quantity (discharge quality) Joint venture performance improvement On track Progress of nominated water-related improvement projects is aligned with current project schedules. Tier 1 water targets form part of the Rio Tinto external limited assurance programme. Tier 2 water targets do not form part of the Rio Tinto external limited assurance programme. More detailed information about our progress against our site-based water targets is available at riotinto.com/water. 1. Ranger Mine is owned and operated by ERA; Rio Tinto is a 86.3% shareholder in ERA. Our 2019–2023 water targets Our five-year water targets allow us to be more transparent about our water usage, risk profile, management and specific challenges. These targets, and the data required to measure progress against them, are helping us become better water stewards. Our water targets were set in 2019 and consist of one Group target and six site-based targets, again reflecting our catchment-based approach and recognising that we manage vastly different water- related risks across our business. The site-based targets were chosen based on their water risk profile, our International Council on Mining and Metals (ICMM) commitments, and local community and environmental interdependencies. We continued to make progress against our Group target in 2021 and remain on track to meet it by 2023. We collected water allocation volume data for all sites and estimated surface water catchment rainfall-runoff volumes for our managed operations. We also implemented the last component of the framework – the Group water control library – which describes all controls identified to manage our water risks. In 2022, we will continue embedding our water risk framework and associated controls across our product groups and focus on delivering our site-based targets. Caring for the planet continued Annual Report on Form 20-F 2021 | riotinto.com86

Biodiversity The associated impacts of climate change and biodiversity loss pose significant risks to people and the environment on which we all rely. We recognise our responsibility to effectively mitigate the impact of our operations on nature – and we are mindful of our own dependence on healthy ecosystems to run a successful business. Healthy natural environments with relatively intact ecosystems are key to climate resilience. They also provide important services to the communities where we operate and our business. We are committed to protecting biodiversity with the ambition of achieving no net loss. This means striking a balance between negative impacts on biodiversity and positive outcomes achieved through mitigation. In 2020, we reported on the biodiversity sensitivity of our assets using a database developed by the UN Environment Programme World Conservation Monitoring Centre (UNEP WCMC) methodology that combined global datasets of threatened species and conservation and protected areas. Building on this, in 2021 we worked with Birdlife International to understand how our biodiversity programmes might also contribute to carbon sequestration and began to understand how we might apply nature-based solutions within our landholdings. This work will continue to mature in 2022. As a founding partner of UNEP WCMC’s 19-year-old Proteus Partnership, we committed to the next five-year phase of this cross- sectoral association. Through this partnership, and as part of our drive to build our internal capability, we have delivered biodiversity training to more than 200 employees across the business in 2021. We were unable to complete an independent review of the monitoring programmes of our high-priority biodiversity sites in 2021 due to pandemic-related restrictions. However, we had independent assessments completed for five of eight sites and completed an internal assessment of all plans. We aim to complete this work in 2022 to ensure that management plans and actions adequately address risks to nature. Land stewardship In 2021, our land footprint – total disturbed area – was 3,734 square kilometres, an increase of 105 square kilometres compared to 2020. This includes all disturbance of our operating assets and activities, such as exploration activities, smelters, mines and supporting infrastructure. We are temporary custodians of the land on which we operate, and our aim is to rehabilitate the land as soon as it becomes available. In 2021, we rehabilitated 20 square kilometres of land, mostly at our bauxite mines in Australia, mineral sands mines in South Africa and Madagascar, and exploration areas in the Pilbara, Western Australia. Our rehabilitation teams work in partnership with research centres and universities to refine rehabilitation approaches and improve outcomes. In 2021, as a member of the Cooperative Research Centre for Transformations in Mining Economies, we participated in foundational projects intended to identify gaps affecting rehabilitation, closure and post-closure outcomes to guide upcoming research that will assist our Australian operations. In another example, through a partnership with the company Virotec, we are reprocessing a by-product from bauxite refining (red mud) into a commercial product that can be used in the treatment and regeneration of soils. In addition, 22 of our operations completed rehabilitation trials to improve outcomes relating to seed germination, erosion and topsoil quality. Contributing to a resilient environment Our environment technical experts work with our process safety and operational engineers to ensure our operating systems and processes are managed to prevent harmful discharges or releases to the environment. At a minimum, we comply with national and local environmental regulations related to waste management, water discharge and air emissions. We also apply our own standards, which set the minimum requirements to define, monitor and manage emissions at all our managed operations to prevent harm to people and the environment. These standards require us to set performance requirements for resource efficiency, particularly relating to mineral and non-mineral waste management. We contribute to sustainability initiatives across the value chain through our work with peers, industry associations, and customers. And we continually improve our due-diligence mechanisms and assess the environmental performance of new suppliers and customers. Managing waste Waste and residues from our operational activities are a key area of environmental risk management for us. In 2021, we renewed our focus on managing potential contamination from these sources. We conducted a detailed analysis of hazardous materials and non-mineral waste to assess and prioritise our contamination risks. To reduce further contamination risks, we are banning the use of PFAS (perfluoroalkyl and polyfluoroalkyl substances) in fire-suppression systems at our sites by the end of 2022. At some of our long-life assets, waste management practices of the past have led to a need for remediation in the present. For example, at New Zealand’s Aluminium Smelter (NZAS), which has operated for more than 50 years, a detailed site investigation was completed in 2021 to guide remediation work. The study identified localised areas of contamination confined to the smelter footprint, informing a targeted rehabilitation strategy for the site. NZAS has committed to removing all Spent Cell Lining waste generated in the process of relining reduction cells with refractory materials, managing waste and remediating the site. 87Annual Report on Form 20-F 2021 | riotinto.com Strategic report

Protecting air quality Clean air is critical for the health of our host communities and of the surrounding ecosystems. Across the business, we continue to pursue improvements to air quality management, focusing on emissions of greenhouse gases and particulate matter and gases emitted by our operational activities, including mining, materials handling, processing and transportation. The potentially hazardous emissions we monitor at operations are: – Sulphur oxides (SOx), mainly at our aluminium and copper smelters – Nitrogen oxides (NOx), mainly from burning fossil fuels – Gaseous fluoride emissions from aluminium smelters – Respirable particulate emissions (PM10 and PM2.5), very fine particles from mining and processing operations, and from burning fossil fuels Our emphasis is on prevention, managing air quality through operational discipline and process improvement. Many of our assets have multi-year air quality improvement projects in place. For example, at the Iron Ore Company of Canada (IOC), plans are under way to reduce emissions with additional dust collection and to reconfigure the stacks to improve dispersion in the atmosphere. At our Atlantic aluminium smelting operations in Canada, enhanced monitoring for key air pollutants that links emissions and operational data has reduced response times for upset conditions. Phase 1 of this project has reduced, by 90%, the amount of time stack emissions exceed recommended particulate concentrations. In some instances, we did not comply with permissible emission limits. For example, our Kennecott smelter experienced temporary equipment failures that, for safety reasons, required us to vent gases containing sulphur oxides directly to the stack. This resulted in short-term non-compliance but we remained compliant with our daily and annual limits and our continuous monitoring system indicated there was no adverse impact on ambient air quality. Topsoil-free rehabilitation With topsoil in short supply at our Gove bauxite mine in the Northern Territory, Australia, we have been working on a new topsoil-free rehabilitation approach to reduce reliance on topsoil in the future while minimising environmental impacts and cost. Learn more about our rehabilitation work at riotinto.com/stories. Operational environment overview (2017-2021) 2021 2020 2019 2018 2017 Significant environmental incidents 3 0 0 0 0 Fines and prosecutions – environment ($’000)4 7.4 27.4 19.0 284.7 89.5 Land footprint – disturbed (square kilometres) 3,734 3,629 3,626 3,595 3,616 Land footprint – rehabilitated (square kilometres) 495 491 490 485 497 Mineral waste disposed or stored (million tonnes) 1,005 9873 905 886 1,188 Non-mineral waste disposed or stored (million tonnes) 0.65 0.473 0.28 0.27 0.33 SOx emissions (thousand tonnes) 70.2 75.73 79.0 84.2 86.9 NOx emissions (thousand tonnes)1 88.5 85.6 64.3 62.0 65.8 Fluoride emissions (thousand tonnes) 2.36 2.273 2.34 2.61 2.49 Particulate (PM10) emissions (thousand tonnes)2 139.6 143.23 131.53 136.23 112.43 1. The increase of NOx emissions from 2019 to 2020 is due to a change in the calculation method from emissions factors to direct measurement using stack sampling data. 2. PM10 emissions have increased due to a change in calculation methodology, figures for 2017 to 2020 have been restated. 3. Numbers restated from those originally published to ensure comparability over time. 4. In 2021, we paid environmental fines totalling $7,414 resulting from non-compliance for snow management at Alma, Canada; the death of a goitered gazelle in Mongolia; and the violation of Eastern Kern Air Pollution Control District Rules and Regulations at Boron Operations, US. Please refer to the Sustainability Fact Book at riotinto.com/sustainabilityreport for more details. Caring for the planet continued Annual Report on Form 20-F 2021 | riotinto.com88

Tailings Responsibly managing waste from mining operations is essential, as is being transparent with our stakeholders about our tailings storage facilities and how we manage them. We engage with stakeholders throughout the lifecycle of our tailings storage facilities, from design to closure. We manage 106 tailings storage facilities (TSFs) across our global assets. There are a further 41 non-managed TSFs. Altogether, there are 65 active TSFs, 36 are inactive and 46 are closed. There have been no external wall failures at any of our TSFs for more than 20 years. We work through technical committees and joint venture relationships to support leading practice in tailings management. Our full tailings disclosure is available at riotinto.com/tailings and we periodically update the list of TSFs to reflect operational and ownership changes, including changes due to the transition of closure or remediation obligations for legacy assets and reclassification of facilities. Our list of TSFs also includes those managed by our joint venture partners. In May 2021, we updated previously disclosed information on each of our global TSFs. All facilities were assigned a consequence classification in accordance with the regulatory or industry body that oversees tailings in each region or jurisdiction. Additional technical data from updated downstream impact assessments, required under the Global Industry Standard on Tailings Management (GISTM) and Rio Tinto’s internal standard for tailings and water storage facilities, resulted in a modification to hazard classifications of some facilities. Consequence classifications are not ratings of the condition of a facility or the likelihood of failure; instead, they rate the potential consequence if they were to fail. Our facilities are regulated, permitted and have been managed for many years to comply with local laws, regulations, permits, licences and other requirements. Tailings management has been included in the Group risk register since 2010, and our Group safety standard for tailings and water storage facilities has been in place since 2015. Our internal assurance processes verify that our managed TSFs operate in accordance with this standard, which we updated in 2020. Our operational TSFs have emergency response plans – tested through training exercises in collaboration with stakeholders such as local emergency services – and follow strict business resilience and communications protocols. Since the launch of GISTM in August 2020, we have continued work on our implementation plan. We completed a gap analysis against our internal tailings management, environment, and communities and social performance standards, and developed improvement plans to close identified gaps. While COVID-19 restrictions delayed a few items, we plan to complete all outstanding actions as quickly as possible, while adhering to restrictions in each jurisdiction. We are on track to have all TSFs with a potential consequence rated “extreme” or “very high” in conformance with GISTM by August 2023, with all remaining facilities in conformance by August 2025. We played an active role in the International Council on Mining and Metals (ICMM) tailings working group in 2021, which focused on the development of the GISTM conformance protocol as well as a tailings good practice guide designed to help support industry-wide adoption. This year, we also: – Appointed Accountable Executives for tailings and established the Tailings Management Committee, which provides governance of tailings management practices across the Group to ensure we meet the GISTM and the relevant Rio Tinto standard requirements. – Updated our tailings disclosure information and released our updated D5 Standard for the management of tailings and water storage facilities on our website in May 2021. – Published our Tailings Policy on our website in August 2021. – Consolidated our Group-wide controls for tailings management in our centralised risk management system so that, no matter where in the world our people are, controls relating to tailings can be consistently applied and verified. – Continued to support the Future Tails partnership, a collaboration between Rio Tinto, BHP and the University of Western Australia (UWA), launched the first micro-credentials, and enrolled the first cohort of more than 90 students for the Graduate Certificate in Tailings Management at UWA. 89Annual Report on Form 20-F 2021 | riotinto.com Strategic report

Caring for society and people We know our operations have a far-reaching impact on society. Our longevity and success depend on the enduring relationships and strong partnerships we develop with our people, our host communities, governments and broader society. The ability to work together to deliver positive outcomes is increasingly important as society comes together to address global challenges like climate change. We are engaging with our people and our stakeholders to learn how we can play our role. Seeds collected by Traditional Owners as part of the Community Collection programme for Weipa Operations. These seeds will be used for rehabilitation in areas post-mining, providing the opportunity for Indigenous peoples to participate economically in the area. Weipa, Australia. Annual Report on Form 20-F 2021 | riotinto.com90

Communities The communities where we live and work are fundamental to our business. They include Indigenous peoples, landowners, governments, business partners, neighbours and our colleagues – without their support, we cannot operate. We aim to contribute to a shared future and positive legacy by developing lasting relationships with people, learning about and supporting their goals and aspirations, avoiding or mitigating adverse impacts, and respecting connections to lands and waters. The destruction of the rock shelters at Juukan Gorge in May 2020 was a clear breach of our values and the trust placed in us by the Indigenous peoples to respect the lands on which we operate. It was a tragedy that prompted us to review our mindset and practices and commit to improve. In May 2021, we recognised a year since the destruction of the Juukan Gorge rock shelters by reflecting on the loss and hurt that we caused and renewing our commitment to learn the lessons from Juukan Gorge. How we work with communities Mining and processing, by its very nature, disturbs the environment and can impact surrounding communities. It also delivers significant economic and social benefits, including the production of essential materials, employment, small business development, tax and royalty streams, training and skills development, and socioeconomic programmes. We recognise that while many of the benefits of our activities are widespread, many of the negative impacts are localised. Our teams work in partnership with communities to understand how our activities impact their lives, culture and heritage. Through meaningful engagement, we can respond to community concerns, optimise socioeconomic benefits and mitigate negative impacts. Engaging with communities on a low-carbon future We believe we have an important role to play in ensuring that the green energy transition is progressed in a fair and socially inclusive way. This will be a key focus for our Communities and Social Performance teams from 2022 and will include active community engagement, managing potential adverse social and human rights impacts, and exploring and enabling ways for host communities to share in economic opportunities. In 2021, QIT Madagascar Minerals (QMM) and its partners laid the foundation stone for a new solar and wind energy plant. This, in addition to allowing Rio Tinto’s operations in Madagascar to reach carbon neutrality by 2023, will replace the majority of the electricity it currently supplies to the town of Fort Dauphin and its 80,000 community members with clean energy. QMM and its partners are working with local authorities to develop manufacturing capacity to produce equipment for the renewable industry locally. Strengthening social performance We have strengthened our social performance structure, governance approach and processes. In September 2021, we released our Communities and Social Performance Commitments Disclosure Interim Report, our first report dedicated to sharing the progress on the actions from the 2020 Board Review of cultural heritage management. Read more about progress on our commitments on pages 94-95. Working with First Nations, Canada In Canada, we continue to work with Indigenous peoples on the implementation of agreements signed with communities, and we are progressing discussions on four new agreements with Indigenous communities in Quebec, Saskatchewan and British Columbia. To advance reconciliation efforts in 2021, we focused on strengthening our employees’ cultural awareness. In June, our business celebrated National Indigenous History Month by supporting a series of events across the country, including a fireside chat between Former National Chief Phil Fontaine and our Aluminium Chief Executive, Ivan Vella. In September, we commemorated National Truth and Reconciliation Day by hosting an awareness session which provided employees with information on the residential schools in Canada, including a first-hand account from a survivor. Resolution Copper project, Arizona, US At our Resolution Copper project in Arizona, we continue to build relationships with impacted communities and Native American tribes. We recognise the enduring historical connection Native American tribes have with the land at, or near, the proposed mine. We are committed to ongoing consultation with Native American tribes and working together in a manner consistent with the International Council on Mining and Metals (ICMM) Statement on Indigenous Peoples and Mining. We are progressing partnerships with over half of these tribes and our aim is to have a mutual dialogue with all tribes. Since 2013, the US Forest Service (USFS) has led a rigorous review of the project, including consulting 11 Native American tribes with historic connections to the land around Resolution Copper. This dialogue has led to changes in the project design and the implementation of other measures to address stakeholder concerns. While the USFS published the Final Environmental Impact Statement in January 2021, the US Department of Agriculture directed the USFS to review and engage further with consulting Native American tribes. We support the National Environmental Policy Act process and continue to engage with local communities and Native American tribes to further shape the Resolution Copper project. Richards Bay Minerals (RBM), South Africa We are committed to fostering broad-based development of the four local communities that host our RBM mine in the province of KwaZulu-Natal. However, following a series of business disruptions that put the safety of our employees at risk, we declared force majeure at the operation in June 2021. Significant work has been done to improve the situation, including reaching milestone agreements with traditional leaders, local youth and business forums. In August 2021, RBM and representatives of all four communities reached an agreement to release 130 million rand from the community trusts. These funds will be channelled towards local economic development initiatives. The agreement also aims to secure improved community trust governance. Simandou project, Guinea At our Simandou iron ore project in Guinea, we continue to engage with stakeholders and local communities to deliver a range of economic development and community health initiatives, including COVID-19 and Ebola response programmes. We are working with communities to help them prepare for future operations, identify and manage our impacts, and design and deliver regional and local economic development programmes. We engaged with other mining projects in Guinea to discuss the potential for enhancing offset options, as well as supporting the Centre Forestier N’Z&eacute;r&eacute;kor&eacute; and Pic de Fon Classified Forest management committee. 91Annual Report on Form 20-F 2021 | riotinto.com Strategic report

Oyu Tolgoi, Mongolia Oyu Tolgoi supports economic opportunities through livelihood and economic diversification initiatives for communities in Umnugovi aimag. We support herders’ cooperatives and work with local subject matter experts to improve livestock health services, increase the productivity of livestock, encourage vegetable and dairy production, and foster new business development through capacity building, strengthening market linkages and nurturing entrepreneurial mindsets amongst local communities. Our Oyu Tolgoi South Gobi Development Strategy will expand on this work over the next five years to boost local procurement and employment above their current levels of 24.5% and 24.8%, respectively. Jadar lithium-borates project, Serbia In 2021, we committed $2.4 billion to the Jadar lithium-borates project in Serbia, one of the world’s largest greenfield lithium projects. In January 2022, the Government of Serbia cancelled the Spatial Plan for the Jadar project and required all related permits to be revoked. We remain committed to exploring all options and are reviewing the implications for our activities and our people in Serbia. We acknowledge the concerns from local communities and are committed to meaningful engagement to explore ways to address these concerns. Panguna mine, Bougainville, Papua New Guinea The Panguna mine was operated by Bougainville Copper Limited (BCL), majority-owned by Rio Tinto, for 17 years from 1972 until 1989, when operations were suspended due to an uprising against the mine and a civil war. Rio Tinto has not had access to the mine for over 30 years. In 2016, Rio Tinto transferred its 53.83% majority shareholding in BCL to the Autonomous Bougainville Government (ABG) and the Papua New Guinea (PNG) Government for no consideration, enabling the ABG and PNG to hold an equal share in BCL of 36.4% each. In September 2020, the Human Rights Law Centre (HRLC) filed a complaint against Rio Tinto on behalf of 156 Bougainville residents with the Australian National Contact Point (AusNCP) regarding the Panguna site. The complaint alleges that we are accountable for significant breaches of the OECD Guidelines for Multinational Enterprises relating to past and ongoing environmental and human rights impacts arising from the Panguna mine. In July 2021, following months of constructive discussions facilitated by the AusNCP, Rio Tinto and Bougainville community members, represented by the HRLC, announced an agreement to identify and assess the legacy impacts of the mine. A joint committee of stakeholders, the Panguna Mine Legacy Impact Assessment Committee, has been formed to oversee a detailed independent assessment of the Panguna mine to identify and better understand the environmental and human rights impacts of the mine. The Committee was established by the ABG and the parties to the AusNCP process (Rio Tinto, the HRLC and the community members the HRLC represents). It is chaired by an independent facilitator with representatives from the Independent State of PNG and BCL, as well as other clan landowners and community representatives. The first meeting of the Committee was held on 30 November 2021. This was a constructive and important first step towards resolving the highly complex legacy of the Panguna mine. Compagnie des Bauxites de Guin&eacute;e SA (CBG), Guinea CBG is a bauxite operation in Guinea owned by Halco Mining Inc. (51%) and the Guinean Government (49%). Halco is a consortium comprised of Rio Tinto (45%), Alcoa (45%) and Dadco Investments (10%). We participate on the boards of Halco and CBG, with representation on various shareholder oversight committees. Through our board and committee roles, we have been proactively monitoring CBG’s approach to environmental protection, community issues and human rights. We are aware of the concerns regarding access to land and water, the pace of livelihood restoration programmes as well as aspects of CBG’s stakeholder engagement. In 2021, sustainability advisory committees were created at Halco and CBG levels, strengthening our oversight and providing support to CBG for the improvement of its social and environmental practices, including their response to a complaint made to the International Finance Corporation’s (IFC) Office of the Compliance Advisor Ombudsman (CAO). The mediation process facilitated by the CAO reached an important milestone in 2021 with an agreement to adjust the mitigation measures related to blasting. Halco continues to participate in the mediation process as an observer, alongside the IFC. Socioeconomic contribution In 2021, our direct economic contribution was $66.6 billion, including the total value of operating costs, employee wages and benefits, payments to providers of capital, payments to governments, development contributions, payments to landowners and community investments. Catalysing economic opportunities for our host communities and regions continues to be a priority. We strive to employ local people, buy local products and engage local services. For example, we awarded contracts valued at over A$500 million to local Western Australian and Pilbara Aboriginal businesses for the Greater Tom Price operations. Through social investment, we seek to deliver positive, measurable social outcomes and support communities to achieve their goals and aspirations. Our total voluntary global social investments amounted to $72 million, covering health, education, environment, agricultural and business development programmes. This is an increase of approximately 53% on our 2020 voluntary social investment spend. This increase is associated with the completion of the $25 million COVID-19 pledge, a review of social investment strategies across product groups, and the launch of a number of significant multi-year partnerships, particularly through Rio Tinto Iron Ore. Caring for society and people continued Annual Report on Form 20-F 2021 | riotinto.com92

Economic contributions ($ million) (2021) 2021 2020 2019 2018 2017 Gross product sales 66,568 47,018 45,367 42,835 41,867 Net cash generated from operating activities1 25,345 15,875 14,912 11,821 13,884 Underlying earnings 21,380 12,448 10,373 8,808 8,627 Underlying earnings per share (US cents) 1,321 770 636 512 483 Profit/(loss) after tax for the year 22,575 10,400 6,972 13,925 8,851 Net cash/(debt) 1,576 (664) (3,651) 255 (3,845) Capital expenditure2 (7,384) (6,189) (5,488) (5,430) (4,482) Employment costs (5,513) (4,770) (4,522) (4,728) (4,765) Payables to governments3 (12,789) (8,224) (7,175) (7,217) (6,637) Amounts paid by Rio Tinto n/a4 (8,404) (7,635) (6,575) (5,138) Amounts paid by Rio Tinto on behalf of its employees n/a4 (1,353) (1,284) (1,342) (1,402) 1. Data includes dividends from equity accounted units, and is after payments of interest, taxes and dividends to non-controlling interests in subsidiaries. 2. Capital expenditure is presented gross before taking into account any disposals of property, plant and equipment. 3. Total payables to governments includes corporate taxes, government royalties and employer payroll taxes. 4. Our Taxes Paid Report will be published later this year on riotinto.com. 2021 2020 2019 Community investment (discretionary)5 (72.1)8 (47) (36.4) Development contributions (non-discretionary)6 (19.1) (12.8) (12)9 Payment to landowners (non-discretionary)7 (222.9) (165.9) (147) 5. Community investments are voluntary financial commitments, including in-kind donations of assets and employee time, made by Rio Tinto managed operations to third parties to address identified community needs or social risks. 6. Development contributions are defined as non-discretionary financial commitments, including in-kind donations of assets and employee time, made by Rio Tinto to a third party to deliver social, economic and/or environmental benefits for a community, which Rio Tinto is mandated to make under a legally binding agreement, by a regulatory authority or otherwise by law. 7. Payment to landowners are non-discretionary compensation payments made by Rio Tinto to third parties under land access, mine development, native title, impact benefit and other legally binding compensation agreements. 8. The notable increase in community investment is associated with the completion of the $25 million COVID-19 pledge, a review of social investment strategies across product groups and the launch of a number of significant multi-year partnerships, particularly through Rio Tinto Iron Ore and Rio Tinto corporate teams. 9. In 2019, $13 million was reported for development contributions. This has been revised down to $12 million due to an error noted in reporting. – Delivering life opportunities to young Indigenous peoples through a A$1.265 million Indigenous Advancement partnership with the Western Australia Football Commission. – Investing A$12 million over three years to improve the health and wellbeing of children in Western Australia and supporting further research into mental health and juvenile diabetes with the Telethon Institute. – Providing 1,800 community members with access to Computerised Tomography (CT) services in Weipa, North Queensland, through the provision of a CT scanner. The A$1.15 million partnership between Rio Tinto and Old Mapoon Aboriginal Corporation to leverage a A$1.35 million contribution from the Queensland Government. – Supporting charities through the RioGivers programme, enabling our employees to make donations to selected charities and have these matched by Rio Tinto on a dollar-for-dollar basis. In 2021, A$222,000 was matched through the RioGivers Australia programme, and C$660,000 through the Canada Employee Giving programme. – Investing in future Canadian leaders through C$1 million in Let’s Talk Science experiential STEM-learning programmes over the next four years. – Renewing our partnership with the Breakfast Club of Canada with C$750,000 over three years to provide nutritious meals to over 4,000 students in 18 Indigenous schools in British Columbia and Quebec. – Establishing an institutional research structure dedicated to the indigenisation of higher education through a C$1.5 million partnership with Universit&eacute; du Qu&eacute;bec &agrave; Chicoutimi (UQAC). The structure will be established in collaboration with several Indigenous communities and will focus, among other things, on training the next generation of Indigenous scientists. – Supporting STEM and robotics programmes in local schools in Superior, Arizona, US through a $1.2 million partnership with the Superior Unified School District. – Building the capability of geotechnical and mining professionals in Mongolia through a $2.75 million partnership with the Mongolian University of Science and Technology. – Supporting increased COVID-19 testing capacity through a $1.66 million partnership with the Regional Public Health Directorate in Fort Dauphin, Madagascar. Social investment highlights (in figures) In 2021, some of our social investment activities included: 93Annual Report on Form 20-F 2021 | riotinto.com

Progress on our communities and social performance commitments Following the destruction of the rock shelters at Juukan Gorge in May 2020, we have strengthened our approach to managing Indigenous cultural heritage. We are determined to build more meaningful and genuine relationships with Indigenous peoples and host communities around the globe. As part of our efforts to improve transparency, we have committed to providing updates on the work we are undertaking to enhance our communities and social performance practices. In September 2021, we released our first Communities and Social Performance Commitments Disclosure Interim Report. On 18 October 2021, the Joint Standing Committee for Northern Australia (JSCNA) released its final report. JSCNA restated the recommendations made in the December 2020 interim report and focused on the legislative frameworks governing the protection of cultural heritage. Recognising that there is still much work ahead, we are learning from the outcomes of the review and our ongoing dialogue with stakeholders as we continue to deliver on our commitments to ensure a tragic incident like Juukan Gorge never happens again. An update on our commitments is provided below. 1. Remedying and rebuilding our relationship with the PKKP people We are working under the direct guidance of the Puutu Kunti Kurrama and Pinikura (PKKP) people to remediate Country. Throughout our journey with the PKKP people, they have graciously shared their knowledge to ensure our remediation efforts deliver the best possible outcomes. During this time, we have been reminded of the importance of trusted relationships and valued partnerships through listening and continuously demonstrating mutual respect. We continue to work in partnership with the PKKP people to finalise co-management principles under which we can work together to enhance protection of heritage and achieve better outcomes. The new model will involve earlier and more detailed consultation, increased sharing of information and greater involvement of PKKP representatives in Rio Tinto’s decision making throughout the lifecycle of the mine. 2. Partnering with Pilbara Traditional Owners in modernising and improving agreements During the year, we continued to actively engage with Traditional Owners in Western Australia to better understand existing and historic issues and define ways we can jointly deliver more effective outcomes. We have developed a set of principles to guide the agreement modernisation process which seeks to address areas where current agreements have not met the Traditional Owners’ aspirations of partnership. It is our intention that revised agreements will seek to agree on a clear pathway for resolution of any differences of views that may emerge. We will also continue to work with Traditional Owners and local communities to build sustainable business development and employment participation opportunities. In Canada, we currently have 11 active long-term Life of Mine agreements and are engaging on four new agreements with Indigenous communities in Quebec, Saskatchewan and British Columbia. 3. Establishing the new Communities and Social Performance model In 2021, we established our new Communities and Social Performance (CSP) model to increase our social performance capacity and capability across the business. We now have more than 400 technical CSP professionals working on 60 sites in 35 countries (compared with 250 professionals in 2020). A central CSP Area of Expertise complements our asset-based teams by monitoring external societal trends, developing and reviewing standards, systems and risk and assurance processes, building capability, and providing strategic regional and technical advice to our businesses. 4. Building local capability and capacity to support the site General Manager Operational leaders play a critical role alongside our CSP teams in our social performance. Product group Chief Executives have overall accountability for relationships with Indigenous peoples, supported by line managers who have direct responsibility for maintaining relationships with host communities, including Indigenous peoples. 5. Improving our governance, planning and systems where it relates to communities In 2021, we designed a new social performance strategy and set CSP targets for 2022 to 2026 to support its achievement. We also strengthened our governance including a review of our global CSP Standard and Cultural Heritage Group Procedure for Australian businesses, and improved assurance and risk management processes. As part of our global Risk Control Framework, we created a standardised library of cultural heritage controls across the Group. This will enhance control effectiveness across our business. A substantive independent review of our cultural heritage performance is currently under way at all our businesses, to redefine best practice for cultural heritage management in our organisation. Phase one of the review focuses on Australian assets, in consultation with a number of Indigenous groups, and is being led by the sustainability consultancy Environmental Resources Management. Phase two is due to be awarded at the end of the first quarter, with completion planned for the end of 2022. We have also established an internal global Indigenous Coordination Committee which meets monthly to ensure cross- functional alignment on Indigenous strategy and activities. Caring for society and people continued Annual Report on Form 20-F 2021 | riotinto.com94

6. Reducing barriers to, and increasing, Indigenous employment We know that a diverse workforce is an important factor in business performance, and we are committed to Indigenous peoples having a stronger voice. In Australia, we have committed $50 million over five years to attract, retain and grow Indigenous leaders, and we have increased the number of Australian Indigenous leaders in our business fivefold since November 2020. We are partnering with Traditional Owners and local stakeholders to deliver initiatives that contribute to improving the pathways to employment for Indigenous peoples, increasing the number of employment opportunities and providing positive experiences for current and future employees. In 2021, 76 Indigenous employees paired with senior leaders participated in our two-way mentoring programme across our Australia business to deepen cross-cultural understanding and responsiveness. In Western Australia, we have launched an Indigenous participation strategy which seeks to improve the opportunities for Indigenous peoples to participate in employment. 7. Increasing Indigenous leadership and developing cultural competency within Rio Tinto The Indigenous leadership commitment is designed to fast-track Indigenous Australians into professional and leadership roles. During the year, 126 Indigenous employees earned promotions across Australia. In Australia, 80% of our senior leaders completed our Cultural Connection programme in 2021. We also launched a digital cultural onboarding platform to enhance and support cultural safety and understanding. In the second half of 2021, 65 employees and new starters completed the experience with their leaders. A component of our 2021 ESG short-term incentive was linked to an increase in cultural awareness training. The target was risk-based, by identifying cohorts of employees and contractors whose roles interface with cultural heritage. Business units and product groups identified their training cohorts, and training programmes were designed to reflect the local context. The length of programmes varied according to context and risk profile. In our Iron Ore group, our immersive virtual reality cultural awareness training was rolled out in 2021 and is now part of our onboarding process. We are also implementing regionally specific, Traditional Owner-led cultural awareness training. In North America, two virtual cultural awareness sessions were facilitated by an Indigenous-owned business, and numerous site-based sessions were held in 2021, including at our IOC operations, which have introduced mandatory cultural awareness for employees and contractors and achieved full compliance in 2021. We have also launched online cultural awareness training on Canadian Indigenous peoples’ history, culture and industry interaction. 8. Establishing a process to redefine and improve cultural heritage management standards In Iron Ore, our Integrated Heritage Management Process (IHMP) ensures heritage considerations are embedded throughout the mine development process, from early resource planning and studies through to closure. By the end of 2021, we had reviewed over 2,200 heritage sites in the Pilbara, adding further protection controls. Through ongoing consultation with Traditional Owners, we have removed 100 million dry tonnes of iron ore from reserves in 2020 and 2021 through this process. The core principles from IHMP have informed the Cultural Heritage Group Procedure update and our cultural heritage global control library, and we continue to explore opportunities to embed these across the business. 9. Establishing an Australian Advisory Group We have established an Australian Advisory Group (AAG) to provide guidance on current and emerging issues, and better manage policies and positions that are important to both Australian communities and our broader business. We have confirmed the inaugural Chairperson as Professor Peter Yu, and other members include Michelle Deshong, Nyadol Nyuon, Yarlalu Thomas, Djawa Yunupingu, Cris Parker, and Shona Reid. The first AAG meeting will be held in the first quarter of 2022. 10. Elevating external consultation In 2021, we established the Chief Executive Australia role to focus on rebuilding trust and strengthening external relationships across Australia, and a Chief Adviser Civil Society and Outreach role to expand our capacity to engage on key matters globally. We continue to increase our dialogue with government, civil society organisations, Indigenous leaders, Traditional Owners and other stakeholders at all levels of our organisation, and will explore further opportunities to engage in 2022. 11. Elevating employee engagement We are focused on keeping our people informed of our commitments and achievements, through the implementation of new communications tools, channels and platforms. And through training, networking opportunities and cultural competency programmes, we are increasing cultural awareness at every level of our business. Progress on best practice cultural heritage management We remain committed to achieving best practice cultural heritage management. We will continue to work with Indigenous peoples and communities to ensure we better understand their priorities and concerns, minimise our impacts, and responsibly manage Indigenous cultural heritage within our operations. We support the strengthening of cultural heritage legislation and advocate for more meaningful engagement, the protection of heritage values, strengthened agreement-making, and certainty for all stakeholders. More information is available in our Communities and Social Performance Commitments Disclosure Interim Report. Our next dedicated report is due to be released in the third quarter of 2022. 95Annual Report on Form 20-F 2021 | riotinto.com Strategic report

Closure We aspire to leave a positive legacy for future generations. We do this in partnership with our stakeholders, embedding closure considerations throughout the entire lifespan of our assets – in the way we design, build, run, close and transition them. Although mining and processing activities extend over decades, we recognise they are temporary and that other activities and land use will follow. To mitigate the impacts of a shift to a new use, we engage our stakeholders early and transparently, to contribute to a shared vision for the future of the land and associated communities. We balance environmental and social considerations with costs and look for opportunities associated with progressive closure, remediation and repurposing, and where appropriate, long-term monitoring and maintenance. Closure execution In 2021, we progressed closure execution work at a number of assets, including the Gove refinery and the Argyle diamond mine, and our subsidiary Energy Resources of Australia Ltd (ERA) continues to progress the closure of the Ranger uranium mine. Argyle diamond mine Our Argyle diamond mine, in Western Australia, ceased production in 2020. We are in the first year of a four-year plan to dismantle the operational infrastructure, reshape the land and undertake revegetation activities to enable the re-establishment of a natural ecosystem. Once completed, as agreed with the Traditional Owners and the Western Australian Government, we will release our landholding and support the land being returned to the Traditional Owners for activities such as cattle grazing, Indigenous cultural tourism, cultural use and possibly small-scale agriculture and native food production alongside longer-term monitoring activities. We are committed to support the development of long-term sustainable local businesses and local employment. In 2021, we spent 14% of our annual closure budget with Traditional Owner business. Gove refinery and residue disposal areas While mining continues at our Gove bauxite operations in the Northern Territory, we are implementing progressive closure activities, including the decommissioning and demolition of the refinery and progressive capping of the red mud ponds. The refinery demolition is one of the largest in Australia. The Gove closure execution programme will take approximately ten years to complete followed by ongoing monitoring, with mining operations expected to cease no later than 2030. This year’s work saw the commencement of the capping of pond 5 within the Residue Disposal Area; the completion of the feasibility study of the refinery complex; and optimisation of our waste liquor treatment plant performance. Our Closure team is working with the Gove operations team, Traditional Owners, local business, and the Northern Territory Government, to contribute to the Traditional Owners’ future vision for the Gove Peninsula, with the intention to maximise commercial opportunities that Rio Tinto has available through to closure. As agreed with stakeholders, the refinery will be demolished and the underlying land will be remediated. It can then be used for industrial purposes with the intent that certain assets, such as the light fuel farm, cargo wharf, warehouses and administration buildings may be retained for future use by Traditional Owners. Ranger uranium mine The Ranger uranium mine in the Northern Territory is owned and operated by ERA. ERA’s shares are publicly held and traded on the Australian Securities Exchange, with Rio Tinto holding 86.3% of ERA's shares. In accordance with the Ranger s41 Authority, production at the Ranger uranium mine ceased in January 2021. On 2 February 2022, ERA released the preliminary findings from its reforecast of the cost and schedule for the Ranger rehabilitation project, which had been subject to an independent review. Rio Tinto is reviewing the preliminary findings of this reforecast and have advised ERA that we are committed to working with the company to ensure the rehabilitation of the Ranger Project Area is successfully achieved to a standard that will establish an environment similar to the adjacent Kakadu National Park. Legacy sites We also manage a number of historic sites – known as legacy sites – some we did not operate but acquired through corporate acquisitions after they were closed. Where required, we rehabilitate these sites and, where and when we can, transfer them to local authorities or third parties for future land use. In North America, we are progressing the remediation of a number of sites. We have settled our obligations at the Vernon, a former aluminium cast plate facility in California, and are undertaking seven studies at other sites to develop a path to divest our landholdings or optimise ongoing monitoring and maintenance. In Europe, we are remediating the historic white and red mud deposits at Salindres, France, and have commissioned a soil treatment plant at Dammarie to enable the site to be repurposed in the future. In the UK, we continue to optimise our long-term treatment of water at Whinnyhall, a historic bauxite residue disposal site. At the end of 2021, closure provisions on our balance sheet totalled $14.5 billion (compared with $13.3 billion in 2020). We continue to optimise closure costs through sharing good practice with product groups, finding more efficient closure execution methods, building synergies through sequential closures, and targeting research and development opportunities (including water and waste treatment, material movement, community engagement methodologies and partnering). Caring for society and people continued Annual Report on Form 20-F 2021 | riotinto.com96

Strengthening our approach Successful closure needs to meet our host communities and long-term stewards’ expectations. To achieve this, we are working with host communities, including Indigenous partners, on rehabilitation, revegetation and long-term monitoring of the land at many sites. In 2021, the first Argyle Rangers completed their Conservation and Land Management traineeship and joined our team full-time. The programme was developed to upskill Traditional Owners on various land management, community and cultural activities that will be undertaken during the closure execution phase, and post-closure monitoring and maintenance phase. Our focus is to support Traditional Owners to ultimately lead the important environmental monitoring and maintenance work required on site until approximately 2035. In some locations, our landholdings are a significant contributor to land, water and biodiversity value. We have earmarked land for transfer to national parks and support a number of protected forests and parks across our portfolio. We are exploring options to repurpose several legacy sites for renewable energy, such as our pilot photovoltaic cell facility at Marignac, France, a former ferroalloy plant. We have expanded our partnerships with universities and other organisations to find opportunities to repurpose and reprocess waste, improve water and waste treatment, and explore the social aspects of mine closure. For example: – Together, with our partner RESOLVE, we developed a business model and signed a memorandum of understanding to form Regeneration Enterprises, a for-purpose and for-profit company that will combine the re-mining and processing of waste with site closure and rehabilitation, with the ambition to create full restoration outcomes. – As part of RemovAL, a European Commission H2020-funded Innovation Action, we continue to work with ZaaK Technologies to demonstrate at pilot scale the upcycling of bauxite residue into Smart Spheres® – an engineered lightweight aggregate that can be used in a range of civil engineering applications. – We are a partner in the ReActiv project, which looks at new uses for bauxite residue produced during alumina refining in cement production. – We are a member of the Social Aspects of Mine Closure Research Consortium, an initiative of the University of Queensland’s Centre for Social Responsibility in Mining. The consortium was established in 2019 and is a multi-party, industry-university research collaboration to conduct research that challenges industry norms and practices, and places people at the centre of mine closure activities. To realise these opportunities, we must have the basics in place. All our operating assets have closure plans aligned with our closure framework. We regularly update these plans to ensure they reflect stakeholder expectations and build on experience from closure practices as we learn from them. We have an internal assurance programme, and closure plans are audited every five years against our internal requirements. At operations with joint ownership structures, we work in partnership with the asset owners to embed closure into asset design, planning and operations. In 2021, we completed asset closure strategies covering another six of our operating assets. These strategies are now in place for 42 assets, contributing to host communities’ vision for future land use after our operations cease and ensuring closure is considered throughout the asset lifecycle to identify opportunities while in operation. This year, to enhance our internal governance processes, we updated our Closure Standard that outlines our minimum closure requirements to mitigate risks associated with the permanent cessation of exploration, mining, processing, and logistics operations. We also updated the internal procedure for how we estimate and report on closure costs. More information on closure provisions and financial statements can be found on pages 229-230 of this report. Holden mine remediation leads to land conservation In 2021, we contributed to the Chelan-Douglas Land Trust’s establishment of the Chelan Coulees Reserve for permanent conservation as part of an environmental offset for work on the Holden remediation project. The long-term conservation will support native species and habitats unique to the Chelan area and provide benefits for generations to come. Learn more about our remediation work at riotinto.com/stories. 97Annual Report on Form 20-F 2021 | riotinto.com Strategic report

Health, safety and wellbeing Caring for one another is one of our values – it is part of who we are and the way we work, every shift, every day. Nothing is more important than the safety and wellbeing of our employees, contractors and communities. We believe all incidents and injuries are preventable, so our focus is on identifying, managing and, where possible, eliminating risks. In 2021, for the third year in a row, we had zero fatalities. While we recognise the commitment made by all our employees and contractors to achieve this milestone, we know we can always do better. Although we have had no fatalities on our managed sites in 2021, we are saddened by the loss of life at our suppliers and non-managed operations this year. Two people tragically drowned when a marine vessel delivering materials sank while en route to our Kemano operations in British Columbia, Canada. Three mariners also lost their lives in incidents on chartered vessels. At one of our non-managed joint-ventures, the Compagnie des Bauxites de Guin&eacute;e SA (CBG), three workers lost their lives in three separate workplace incidents. We are working closely with our partners to understand what happened in each of these events. We will work with our contractor partners and joint venture owners to support the implementation of actions to make these facilities and operations safer and eliminate fatalities in our industry. We also felt immense sadness this year when one of our colleagues from Richards Bay Minerals (RBM) lost his life tragically to violence on his way to work. Safety and health performance1 2017-2021 2021 2020 2019 2018 2017 Fatalities at managed operations 0 0 0 3 1 All-injury frequency rate (per 200,000 hours worked) 0.40 0.37 0.42 0.44 0.42 Number of lost-time injuries 218 1872 2292 226 199 Lost-time injury frequency rate (per 200,000 hours worked) 0.25 0.22 0.27 0.27 0.25 Safety maturity model (SMM) score3 5.7 5.4 4.5 – – New cases of occupational illness (per 10,000 employees) 12.15 16.92 21.32 29.6 24.6 Number of employees4 49,000 47,500 46,000 47,500 47,000 Fines and prosecutions – safety (US$'000) 646.26 25.4 40.77 59 29 Fines and prosecutions – health (US$'000)8 58 0 1.4 0 7.1 1. Data relating to fatalities, all-injury frequency rate and lost-time injury frequency rate includes all employee and contractor exposure hours and incidents at managed operations. New cases of occupational illness are reported for employees only. 2. Numbers adjusted from previous years to ensure comparability over time. 3. Figures in the table represent the Rio Tinto Group average SMM score at the end of each year. Each year, assets are added or removed from the SMM programme based on Project and Closure cycles. New assets to the programme are baselined in the first quarter of each year and added to the Group average at the end of the year. 4. Includes our share of joint ventures and associates (rounded) and excludes contractors. 5. Fewer health assessments were completed in 2021 due to COVID-19 restrictions, which may have impacted the frequency of new cases of occupational illness. 6. In 2021, we have incurred safety violations fines whilst MSHA inspections at our Boron Operations, California, USA; Kennecott Copper and Bingham Canyon mines, Utah, USA. Our Kitimat smelter, Canada, received a fine from WorkSafe BC regarding implementation of exposure control plan for process dust. 7. Safety fines and prosecution amount for year 2019 is restated as WorkSafe BC has reversed the penalty at Kitimat in entirety in 2021. 8. In 2021, we have incurred a fine from the Department of Environmental Quality for misplacing a radioactive gauge at our Kennecott Copper mine, Utah, USA. Contributing causes for newly reported illness cases (2021) 2021 Noise-induced hearing loss 14 (27%) Musculoskeletal disorders 27 (53%) Mental stress 1 (2%) Other 9 (18%) Note: There can be one or more illnesses reported for each employee/contractor. We still see some serious incidents at our own operations. A significant risk at our sites is falling objects, accounting for 38% of our potentially fatal incidents (PFIs). Focused improvements are under way to manage this critical risk. In the second half of the year, three people fell from significant heights in three separate events causing serious injury that could have resulted in a fatality. These incidents are stark reminders that we must continue to share the learnings across our business, both among our employees and our contractor partners. Over the last year, we have included contractors more in our safety efforts and are taking action across our product groups to support greater consistency in the application of our safety systems. We had another challenging year managing the pandemic and we saw a small increase in the number of people hurt on the job. Our all-injury frequency rate (AIFR) in 2021 was 0.40 compared to 0.37 in 2020. While we continue to build our safety maturity, we are seeing the impacts of COVID-19 restrictions on our operations, with fatigue across the organisation and, in some areas, tightness in the labour pool. In 2021, we launched our Health, Safety, Environment and Security (HSES) Transformation programme, a three-year programme to transform the way we access and use our health, safety and environment data, improving our data collection processes and, ultimately, our strategic decision making. Caring for society and people continued Annual Report on Form 20-F 2021 | riotinto.com98

Mental health and wellbeing Mental health is a core part of our safety culture. We have continued to support several initiatives, including flexible work schedules, greater access to health and medical resources, improved benefits for better access to mental health specialists and virtual care packs, to help our people manage the impacts of COVID-19 on their mental health and wellbeing. In 2021, we progressed the implementation of our mental health framework to raise awareness of mental wellbeing, reduce stigma and increase the capacity of our leaders to recognise and support individuals experiencing mental illness. We have used this framework in our product groups to better understand the current state of our employees’ mental health, and to put in place control measures for mental wellbeing based on ease of implementation and breadth of impact. To support the proactive management of mental wellbeing and to give our employees the tools and skills they need to build resilience and positive mental health, we continue to provide and promote the Employee Assistance Programme (EAP), our mental health toolkit and our Peer Support Programme, which has expanded globally to now include 1,200 peer supporters worldwide. In October 2021, we held our mental health week, with the aim of increasing mental wellbeing in the communities where we operate and encouraging our people to support and look out for one another. We also continue to support global mental health campaigns, including World Mental Health Day and R U OK? Day. In 2021, we continued the rollout of our domestic violence support programmes, which now cover 100% of our employees. Our mental health strategy has moved us from an individual wellbeing mindset to a psychological health and safety risk management focus. We plan to progress our efforts in 2022 by addressing psychosocial hazards in the workplace using a risk management approach to further support better workplace mental health. Occupational health In 2021, we recorded fewer occupational health illnesses compared to the previous year, with 51 (2020: 68). However, we conducted fewer health assessments due to COVID-19 restrictions. We completed more than 366,000 health control verifications, of which 221,000 were COVID-19 control verifications, to assess the efficiency of our health controls, such as physical distancing and hygiene controls. This year, we were able to return most of our operations to their routine hygiene-sampling activities to gather data on exposures to noise, dust and other contaminants, to evaluate the risk to people and determine control effectiveness and compliance. We reinstated health surveillance activities for those with exposures in the workplace, including fitness assessments as well as hearing and blood tests. We have not yet universally returned to lung-function testing due to difficulties with COVID-19 controls, but we are looking at strategies to reinstate this activity as soon as it can be safely conducted. Strengthening our safety performance Eliminating fatalities requires a strong safety culture and systems designed to mitigate risk and continually improve the safety of our work. Much of the success of our safety culture is a result of the work accomplished through the implementation of our safety maturity model (SMM), now in its third year. The SMM provides a roadmap for leaders to advance the foundations of safety without being overly prescriptive. These foundations include leadership and engagement, learning and improvement, risk management, and work planning and execution. We assess our assets’ progress annually against each of these elements. In 2021, we undertook an extensive review of the model and committed to introducing some enhancements from 2022 onwards, addressing areas where we can improve, including bridging the disparity in safety performance between employees and contractors and assessing the maturity of core systems, symbols and behaviours that drive safe operations. We will also place a greater emphasis on our people and their mindsets to build psychologically safe operations and extend our leadership maturity approach to environment and health management. Our critical risk management (CRM) system, a tool used to verify controls to prevent fatalities are in place before starting each task, is fundamental. In 2020, we expanded CRM to include COVID-19 critical controls and, in 2021, we further strengthened the system with improvements to the existing set of control verification checklists, in consultation with frontline leaders, and the addition of new checklists to address emerging risks such as the use of autonomous equipment. We have also identified opportunities to improve safety in our Marine business and have embarked on a multi-year programme to improve all aspects of safety, health and the wellbeing of seafarers. A key focus will be the increased data collection of safety incidents and sharing learnings through training and coaching to avoid repeat incidents. Our goal is to drive visibility and accountability by engaging and partnering with other organisations to foster a safer future for the industry. Rio Tinto is required to disclose mine safety violations or other regulatory matters in accordance with Sections 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protections Act, which are included in Exhibit 16.1 to this filing. Transforming our HSES systems The three-year HSES Transformation Programme was established in 2021 to simplify our health, safety, environment and security processes and technology systems into a handful of integrated tools. This will free up our leaders’ time, and make our data more reliable and our business safer. This year’s focus has been on the global design process, building and testing the processes and technology, and planning for rollout during 2022 and 2023. Safety standards Our standards (available at riotinto.com) and procedures provide a consistent approach to managing hazards across our managed operations. We audit managed operations against our standards and require our businesses to meet their health and safety performance requirements and targets. In 2021, we reviewed our underground control framework, updating the underground safety standard and adding 13 new Group procedures to support our understanding of our critical controls. We trained our underground leaders and implemented improved assurance activities to ensure our underground operations and projects have the technical capability to manage major hazards. We are now applying new technology underground to support geotechnical monitoring at Oyu Tolgoi, and in 2022, we will trial Battery Electric Vehicles (BEV) at our underground project at Kennecott. 99Annual Report on Form 20-F 2021 | riotinto.com Strategic report

COVID-19 When COVID-19 emerged as a global pandemic, we put strict protocols in place in line with government directives, many of which still remain. In 2021, we focused our efforts on the pathway out of the pandemic. We helped governments boost vaccination rates by opening our own vaccination hubs and encouraged our communities to get vaccinated to protect their loved ones. Building on measures introduced in 2020, all our operations and offices adopted screening measures, such as health questionnaires and temperature checks and, in most locations, virus screening. We track the situation in every region where we operate, and adapt control measures as needed, in line with government directives. Our specialist in-house team follows the latest health research and advice, and monitors new variants. Their expertise also helps to inform our policies and control measures. The pandemic is ongoing and is continuing to present new challenges for our operations and supply chains. We are constantly evaluating the situation and addressing emerging issues as they arise. Supporting our communities With COVID-19, none of us will be safe until everyone is safe. While we saw hope in some parts of the world, in other parts, there was an alarming resurgence of the virus. As the pandemic continues to evolve with the appearance of variants such as Delta and Omicron, our Business Resilience teams throughout the world, together with Group Services, Global Procurement and our Global Health teams worked to safeguard the health and safety of our people by securing medical services and equipment. We also worked with our partners to extend our care to vulnerable people in the communities. COVID-19 vaccination support Now that vaccines are available, we have supported government vaccination campaigns and set up vaccination clinics near our operations in several locations across the US, Mongolia, South Africa, Madagascar, Canada and Australia – for our employees, contractors, their families, and community members. Position statement on COVID-19 vaccination In line with our commitment to the safety, health and wellbeing of our employees, contractors, their families, and the communities where we operate, we have updated our position statement regarding COVID-19 vaccinations. It reflects our commitment to ensuring our people are vaccinated against COVID-19, based on key principles, including regional risk assessments to determine whether certain roles, locations or tasks require individuals to be vaccinated. Our approach is guided by our commitment to respect human rights. Any vaccination requirements will be closely managed with care and will consider those who are unable to be fully vaccinated. Iron Ore Company of Canada (IOC), operations. Caring for society and people continued Annual Report on Form 20-F 2021 | riotinto.com100

People Empowered and engaged colleagues are key to our success, but we recognise that the work culture in some parts of our business has not always supported this. As a result, we have launched a number of initiatives to evolve our culture, so our people feel safe, respected and included, and they are supported to use their knowledge and experience, drive improvements, and deliver transformation and growth. 2021 was a challenging year with COVID-19 continuing to impact our ways of working and our lives at home. Our new leadership team focused on building trust and listening to our people. With the safety and wellbeing of our 49,000 employees top of mind, we have taken steps to shift our mindsets and simplify our processes. Evolving our culture In 2021, we launched our new strategy as well as our new values of care, courage and curiosity, which will reinforce the culture change that we are driving and enable greater performance. We recognise that embedding our values and evolving our culture will take time, but we are making important progress. Within the mining industry, and across society as a whole, we see unacceptable behaviours such as bullying, sexual harassment, racism. To address this proactively within our own company, we commissioned expert and former Australian Sex Discrimination Commissioner, Elizabeth Broderick*, to conduct an independent review of our workplace culture, as part of our Everyday Respect task force. More than 10,000 people shared their experiences and suggestions, through listening sessions, surveys and written submissions. The Board and Executive Committee fully endorse the recommendations set out in the report, which focus on a framework for prevention and response via three key areas: – Leadership and behavioural change: A commitment from the company’s leadership to create safe, respectful and inclusive working environments to prevent harmful behaviours and better support people in vulnerable situations. This includes increasing diversity within the company. – Safe and inclusive facilities: Ensuring the company’s camp and village facilities are safe and inclusive. This includes applying the same safety and risk processes that Rio Tinto uses to prevent harm in operations to create a safe environment for all employees and contractors. – Caring response: Making it as easy and safe as possible for all people to call out unacceptable behaviours, highlight issues when they happen and receive support. This includes introducing early intervention options and improving how the company responds to formal complaints in the workplace. In 2021, we also took part in the Western Australian Parliamentary Inquiry into sexual harassment of women in the fly-in, fly-out (FIFO) mining industry. We made our submission to the Inquiry in August and are absolutely committed to eradicating all forms of sexual harassment, racism and bullying in our workplace, wherever we operate globally. Everyone deserves to feel physically and psychologically safe at work, without exception. This is core to our values and what we stand for as a company. This year, we also updated our confidential reporting programme, myVoice, with a number of enhancements designed to make it easier for our people to voice concerns when something at work does not feel right. The myVoice programme will continue to evolve to reflect the feedback received through the independent review. More information is available on page 107. We know that addressing these issues will, over time, contribute to a safer, more inclusive and respectful work environment. It will help improve wellbeing, increase collaboration, and help to attract and retain diverse people. Continuing to focus on our culture will remain a key priority for all leaders in 2022. To help catalyse change, we rolled out a major leadership development programme to our top 115 leaders. Over the next two years, a further 400 of our senior leaders will go through the same programme. We are also investing in developing our frontline colleagues, and we are focusing on more delegation and empowerment, as well as simplifying our governance processes. In 2022, we will also review our incentives and rewards to ensure they support and align with our desired culture, values and strategy. In 2021, we also undertook two Group-wide employee engagement surveys to help us understand how our people feel about the company and our direction. In our latest survey in October, close to 27,000 employees completed the survey and provided over 62,000 comments. Results show that the new strategy was well-received, and our new values resonated for many who felt they have a stronger human connection and reflect what we want to be as a company. However, our employee satisfaction (eSAT) score, which measures how happy people are working at Rio Tinto, has gone down from 73 to 71. This is the first decline since 2017, and is seen across most levels, geographies and parts of the business. This is consistent with what Glint, our survey provider and expert in engagement, is seeing across organisations. After a broad increase in eSAT during the first year of the pandemic, there has been a general decline across many industries and organisations as fatigue increases. This is a combination of increasing workload to cover absenteeism, additional pandemic- related work and the isolation for those working from home leading to higher levels of employee burnout. Building a workforce that reflects the diversity of our community In 2021, our workforce grew by 3,001 and we hired 7,895 people, of which 3,098 were contractors who became permanent Rio Tinto employees. We continue to focus on the representation of women across all levels. This year, we expanded our gender diversity targets beyond women in senior leadership to women at all levels and increased the representation of women in our workforce by 1.5%. Overall, we increased female representation from 20.1% to 21.6%, hiring 2,524 women, 32% of all new hires. Gender diversity also improved among our senior leadership, up 1.3% to 27.4%. Also, for the first time in five years, our frontline operator female representation grew by 0.9%, from 14.2% to 15.1%. Initiatives to increase the representation of women include the Women in Mining Forum at our Richards Bay Minerals (RBM) operations in South Africa, sponsored by the site leadership team. Discussion forums were held between senior management and female employees at the site to foster dialogue and identify areas for improvement to break down gender bias and inequality. Our Gladstone leadership development pilot programme is another example from this year where we focused on building career pathways to develop the capability of our female talent in frontline leader roles. The programme was rolled out across the Boyne Smelters, Queensland Alumina and our Yarwun refinery, and our plan is to deploy this programme across our Pacific Operations. * Elizabeth Broderick AO, Principal, Elizabeth Broderick & Co. Elizabeth was formerly Australia’s longest-serving Sex Discrimination Commissioner, and is Founder and Convenor of the Champions of Change Coalition, Adjunct Professor at The University of Sydney, and an Independent Expert to the UN Working Group on Discrimination against Women and Girls. 101Annual Report on Form 20-F 2021 | riotinto.com Strategic report

Our graduate programme is one avenue where we can make sure our leaders of tomorrow reflect the diversity of our community. For our 2021 intake, 58% of the graduates are female and 35% from nationalities where we are building new businesses. In Australia, 10% of the graduate intake and 15% of our vacation student programme are Indigenous, both up from 8% in 2020. We are also investing in the development of our graduates through our new graduate development programme. Due to COVID-19, this programme is now a two-year virtual journey that ensures that all graduates, regardless of where they are located, have access to the same curriculum. It prepares graduates to be future leaders with experiences including the future of work and our role in society. In 2021, the programme received an innovation award through the Human Resources Canada Awards. We know that having an inclusive and diverse workforce improves performance, and we are committed to Indigenous peoples having a stronger voice across our business. We are one of the largest employers of Indigenous Australians, with almost 1,500 Indigenous employees and contractors working across our Australian business, but we recognise that we have more work to do to increase representation in professional and leadership roles. We have committed $50 million over five years to attract, retain and grow Indigenous professionals and leaders in Australia, and we have increased the number of Australian Indigenous leaders in our business fivefold since November 2020. We have also developed a national cultural competence programme which was launched in 2021 and will continue to be delivered to our leaders across our business in 2022. Ensuring equality through pay equity Equity is intrinsically linked to our commitment to inclusion and diversity. Ensuring that employees with similar skills, knowledge, qualifications, experience and performance are paid equally for the same or comparable work remains a core focus. Our gender pay gap reporting consists of two metrics: – Our equal pay gap, the primary lens we use when assessing gender pay, measures the extent to which women and men employed by our company in the same location and performing work of equal value receive the same pay. In 2021, we further reduced our gender pay gap compared to 2020, which is less than 1.5% in favour of men. – Gender pay is a measure of the difference between the average earnings of women and men across the Group (excluding incentive pay), regardless of role, expressed as a percentage of men’s earnings. In 2021, our gender pay gap is unchanged with just over 1% in favour of women. Multiple factors impact this more high-level indicator, including our approach to promoting equity, reflecting higher increases in average earnings for women and an increase in the number of women in higher-paying roles. During the year, we increased our headcount by around 7%. This included a significant proportion of male hires in lower paying roles within the operational workforce, which contributed to the overall outcome. More information on our commitment to pay equity can be found at riotinto.com/payequity. Other activities in 2021: – Launched the development of the Rio Tinto Safe Production System (RTSPS) to support our ambition of becoming the best operator. RTSPS empowers our frontline employees, simplifies what we do, frees our people to innovate and brings consistency to our operations. We began testing the model at five sites in 2021: at our copper concentrator at Kennecott, Yandicoogina Fixed Plant, and drill and blast at West Angelas in the Pilbara, the casthouse system at Grande-Baie in the Saguenay, and the concentrator at the Iron Ore Company of Canada (IOC). – Launched a programme to streamline processes and remove bureaucracy to further empower our people. As an example, we are ensuring authority is delegated to the appropriate level and have completed improvements to our workflows, representing approximately 16,750 approvals per year and returning almost 2,800 hours annually to our leaders. – Expanded our technical expertise through the RioExcel programme with 36 people formally recognised as technical RioExperts, bringing our total number to 109. Of these, 18% are women and our total RioExpert population represents 14 technical disciplines across six countries. – Partnered with Mindgym to conduct 15 virtual learning sessions for over 500 people globally (in English and French) about inclusion, being a better ally and creating a sense of belonging. – Continued to encourage skills development through LinkedIn Learning. Since its launch in May 2020, more than 17,000 of our colleagues have registered for the platform and completed more than 16,200 courses and 24,500 hours of learning. – Increased the employee contribution caps in our Global Employee Share Plan, myShare, further increasing the attractiveness of the programme. The number of employees who hold Rio Tinto shares through myShare increased by 14% this year – to more than 25,000 employees. – Researched our global mobile talent to understand the impact of the pandemic on how people view international assignments and what support they need to thrive. Outcomes from this research will inform the shape of the mobility programme to ensure we provide the right support and growth opportunities. – Established a partnership with the Australian Graduate School of Management (AGSM) at the University of New South Wales to deliver the Rio Tinto Emerging Indigenous Executive Leaders Programme (EIELP) to 20 Indigenous leaders. This programme focuses on developing executive-ready Indigenous future leaders who will have an influential role in shaping the future of our business. – Completed the first round of the Indigenous two-way mentoring programme. We matched 31 of our Indigenous employees with senior leaders across our Australia businesses. We have now launched round two of this programme, with 45 Indigenous employees participating. Caring for society and people continued Annual Report on Form 20-F 2021 | riotinto.com102

Supporting a career path for our technical experts In many organisations, career progression means taking on responsibility for leading teams. But through our RioExcel programme, we offer our technical specialists an alternative career path – one where they can focus on building and sharing their expertise. Our RioExperts are selected by a panel of senior technical leaders and must prove they are at the forefront of their domain to share their knowledge. Learn more about our RioExcel programme at riotinto.com/people. Employee hiring and turnover rates1, 2, 3 (2021) Gender4 Age group Region Total Female Male Under 30 30-39 40-49 Over 50 Africa Americas Asia Australia/ New Zealand Europe Employee hiring rate5, 6 18.8% 32.0% 68.0% 38.7% 32.2% 18.8% 10.2% 1.5% 27.2% 7.4% 60.3% 3.6% Employee turnover rate7 8.7% 8.6% 8.8% 11.7% 8.3% 6.7% 10.5% 5.7% 6.7% 4.9% 11.3% 7.6% 1. Includes our total workforce based on managed operations (excludes the Group’s share of non-managed operations and joint ventures) as at 31 December 2021. 2. Excludes Non-Executive Directors and contractors. 3. Rates have been calculated over average monthly headcount in the year per category. 4. Less than 1% of the workforce gender is undeclared. 5. Total hiring rate is calculated as total employee hires over average employee headcount for the year. 6. Hiring rate includes total employee hires per category over total hires for the year. 7. Turnover rate excludes temporary workers and the reduction of employees due to business divestment. Turnover rate includes total terminations per category over average monthly headcount in the year per category. Employees by employment type8, 9 (2021) Category Gender10 Female (count) Male (count) Female % Male % Senior leaders 147 390 27.4% 72.6% Managers 1,119 2,389 31.9% 68.1% Supervisory and professional 4,729 11,597 29.0% 71.0% Operations and general support 4,051 22,695 15.1% 84.9% Graduates 178 119 59.9% 40.1% Total 10,224 37,190 21.6% 78.4% 8. Includes our total workforce based on managed operations (excludes the Group’s share of non-managed operations and joint ventures) as at 31 December 2021. 9. Excludes Non-Executive Directors, Executive Committee, contractors and people not available for work. From 2021, the definition used to calculate diversity was changed to include people not available for work and contractors (those engaged on temporary contracts to provide services under the direction of Rio Tinto leaders) excluding project contractors. 10. Less than 1% of the workforce gender is undeclared. Workforce data by region11, 12 Region Average employee headcount13 Headcount distribution % Absenteeism14 Average contractor headcount15 Headcount distribution % Africa 2,360 5.6% 2.8% 69 1.3% Americas 14,289 33.9% 1.6% 689 13.2% Asia 4,144 9.8% 2.0% 430 8.2% Australia/New Zealand 20,288 48.3% 4.2% 4,000 76.6% Europe 1,018 2.4% 0.9% 36 0.7% Total16 42,099 100.0% 3.0% 5,223 100.0% 11. Includes our total workforce based on managed operations (excludes the Group’s share of non-managed operations and joint ventures) as at 31 December 2021. 12. Rates have been calculated over average monthly headcount in the year. 13. Employee headcount excludes Non-Executive Directors, contractors and people not available for work. 14. Absenteeism includes unplanned leave (sick leave, disability, parental and other unpaid leave) for populations on global, centralised HR systems. Excludes Non-Executive Directors and contractors. 15. Contractors include those engaged on temporary contracts to provide services under the direction of Rio Tinto leaders. 16. The sum of the categories may be slightly different to the Rio Tinto total due to rounding. 103Annual Report on Form 20-F 2021 | riotinto.com

Human rights Our commitment to human rights is core to our values. It is fundamentally about treating people with dignity and respect – our employees and contractors, workers in our value chain, communities and others with whom we interact. Our Board Sustainability Committee oversees our approach, as we work to improve our human rights performance. This includes strengthening our processes to prevent any involvement in adverse human rights impacts and, importantly, to provide for, or co-operate in, remediation when we identify that we have caused, or contributed to, human rights harm. Our salient human rights issues are those where we could have the most severe impacts on people through our own activities or business relationships. Taking into account our operational footprint, value chain and external contexts, we updated our salient human rights issues in 2021 to include land access and use; Indigenous peoples’ rights; security; inclusion and diversity; community health, safety and wellbeing; workplace health and safety; labour rights; and climate change and just transition (respecting human rights while transitioning to a low-carbon economy). We recognise the importance of acting on any involvement we might have in human rights harm through our business relationships with our suppliers, customers and joint venture partners, in line with the UN Guiding Principles on Business and Human Rights and international standards. We look for ways to work with our business partners to advance respect for human rights in line with international standards and our values. Using a risk-based approach, we pre-screen potential business partners on human rights and require suppliers (including subcontractors) to adhere to our Supplier Code of Conduct, which requires respect for human rights. Our standard global supply contract and purchase order terms and conditions, as well as our Marine chartering contracts, include modern slavery provisions. We build our employees’ understanding through general and targeted human rights training. Commitment to international standards We are committed to respecting all internationally recognised human rights, as set out in the Universal Declaration of Human Rights, and implementing the UN Guiding Principles on Business and Human Rights (UNGPs). We voluntarily uphold a range of other international standards, including the Voluntary Principles on Security and Human Rights (VPSHR), the OECD Guidelines for Multinational Enterprises (OECD Guidelines) and the UN Global Compact’s Ten Principles. Consistent with the UN Declaration on the Rights of Indigenous Peoples, we are committed to acknowledging and respecting Indigenous peoples’ connections to lands and waters and strengthening the application of the principles of Free, Prior and Informed Consent of affected Indigenous communities in line with the International Council on Mining and Metals Position Statement on Indigenous Peoples and Mining. We acknowledge that the destruction of the rock shelters at Juukan Gorge was a breach of our values, standards and procedures, including those that help us respect human rights. This year, we progressed a remedy process with the Puutu Kunti Kurrama and Pinikura (PKKP) people. We continue to engage with Traditional Owners, Indigenous groups, civil society organisations and other stakeholders, to inform our approach to the management and protection of cultural heritage. Key actions during 2021 Governance – Revised our salient human rights issues. – Consulted on an updated human rights policy to be published in 2022. – Started development of a responsible sourcing labour rights action plan to evolve our approach on labour rights risk management across Rio Tinto Procurement managed suppliers. – Completed an external audit of our community complaints, disputes and grievance mechanisms for alignment with the UNGPs’ criteria for effective non-judicial grievance mechanisms. – Integrated human rights considerations into our refreshed marine safety and crew welfare strategy. Training and awareness-raising – Delivered mandatory human rights training for Rio Tinto Procurement and Logistics. – Provided targeted human rights training for our Sales and Marketing, Ethics and Compliance, Legal, Communities and Social Performance, and Marine teams, including our ship managers for our Rio Tinto owned fleet. – Refreshed our VPSHR training for security personnel. Stakeholder engagement and reporting – Published our fourth VPSHR Implementation Report and our fifth Modern Slavery Statement in compliance with the Australian and UK Modern Slavery Acts. – Engaged with the Australian National Contact Point responsible for promoting the OECD Guidelines, the Human Rights Law Centre and community representatives regarding the former Panguna copper mine in Bougainville. More information can be found on page 92. – Provided support to the Compagnie des Bauxites de Guin&eacute;e SA, in its discussions with the International Finance Corporation’s Office of the Compliance Advisor Ombudsman and community complainants regarding the Sangaredi mine in Guinea. – Engaged with human rights-related shipping initiatives, including in relation to the risks faced by seafarers during the COVID-19 pandemic. – Hosted more than 40 civil society organisations in three environmental, social and governance roundtables with Board and Executive Committee members in North America, Europe and the UK, and Australia which included discussions about human rights. Caring for society and people continued Annual Report on Form 20-F 2021 | riotinto.com104

Transparent and responsible business The way we do business is increasingly important to our stakeholders who want assurance that we not only conduct ourselves responsibly, but also that suppliers and customers across our value chain do so as well. We look for opportunities to improve transparency about our business practices and work to ensure our people understand and fulfil their obligations. We participate in assessment and accreditation programmes to verify our performance and identify opportunities for improvement so our stakeholders can have confidence in the way we work. Cape Lambert ship loading operations. The Pilbara, Australia. 105Annual Report on Form 20-F 2021 | riotinto.com

Value chain As consumers become more mindful of the sustainability of the products they choose, they want reassurance that the materials consumed reflect responsible practices throughout the value chain. Materials used in products today may not be the preferred choice in the future if they cannot establish their environmental, social and governance (ESG) credentials or develop strong circular solutions. This starts with transparency and includes our suppliers, operations and customers. We are part of a huge ecosystem that includes 37,000 suppliers and 2,000 customers across multiple industries and countries. More than 230 marine vessels transport our products. We are improving our knowledge of suppliers through enhanced due diligence and ongoing monitoring. Our Supplier Code of Conduct lays out our expectations on human and labour rights, safety and environment. Our global supply contract outlines our expectations for how our suppliers should manage modern slavery risks. In our operations, we are providing our customers with assurance that our value chain is responsible through independent industry stewardship programmes. Our Kennecott and Oyu Tolgoi copper operations have been awarded the Copper Mark, the copper industry’s independently assessed responsible production programme. In 2021, our ISAL smelter in Iceland was certified under the Aluminium Stewardship Initiative, joining other aluminium assets in Canada, Australia and New Zealand. Our three Canadian mines – Diavik Diamond Mine, Iron Ore Company of Canada, and Rio Tinto Fer et Titane – are assured under the Towards Sustainable Mining programme. See the 2021 Sustainability Fact Book for more information. We also have a product stewardship strategy and programmes that guide our approach to managing regulatory and sustainability risks and opportunities in delivering our product to market. Our programmes address the regulatory requirements of both our host countries and end markets, as well as those that apply during transport. Transparent and responsible business continued – Studying ammonia as a zero-carbon marine fuel with ITOCHU – Building a fleet of liquefied natural gas (LNG) dual-fuel vessels – Transitioning to a low- carbon emission steel value chain with POSCO – Exploring low-carbon steelmaking using Pilbara iron ores with BlueScope – Researching low-carbon ironmaking, combining raw, sustainable biomass with microwaves – Extracting high-purity scandium oxide from waste streams of titanium dioxide production – Recovering tellurium as a by-product of copper smelting – Melting scrap to make alloys with recycled content for aluminium customers with Shawinigan Aluminium Inc. – Launching Regeneration Enterprises to re-mine and process waste from legacy mine sites with the ambition to create full restoration outcomes – Transforming iron ore pellets into hot briquetted iron using green hydrogen and hydro-electricity – Producing low-carbon aluminium at the ELYSIS Industrial Research and Development Centre – Developing a new steel powder and aluminium- scandium alloy for 3D printing applications using materials extracted from waste – Assessing the use of hydrogen in alumina refining processes with ARENA – Electrifying mine trucks through the Charge On Innovation Challenge – Zero-emission autonomous mining haulage with Caterpillar and Komatsu – Trialling our first renewable diesel-powered haul truck using organic biomass at Boron in the US – Additional solar generation capacity at Weipa in Australia – Renewable energy for QMM in Madagascar End of life Distribution and customer use Processing and production Mining Lifecycle – Exploring a lithium battery lifecycle initiative with InoBat – Joined Japan’s Green Value Chain Platform Network to lead transparent decarbonisation efforts – Launched START, an aluminium traceability and transparency initiative Working across our value chain We progressed a number of activities to reduce our impacts in 2021. Annual Report on Form 20-F 2021 | riotinto.com106

Ethics and Compliance We expect our people to uphold the highest standard of integrity and to act ethically. Sometimes this requires courage, which is one of our values. This expectation extends to our partners, that they behave and operate in a way that aligns with our values and priorities. Business integrity Our code of conduct is clear that we do not offer, pay or accept bribes, no matter where we operate, what the amount, what the situation, and who is involved. Our code of conduct applies to all our people and is available to our external partners and stakeholders at riotinto.com/ethics. In 2021, we updated the code of conduct to reflect our new values of care, courage and curiosity and the new name of our confidential reporting programme, myVoice. Our Business Integrity Standard and Procedure require our employees, core contractors and any third parties acting for, or on behalf of, the company to not commit, authorise or be involved in bribery, corruption, fraud or other economic crimes. We also have clear rules regarding third-party benefits, managing conflicts of interest, facilitation payments, sponsorships, donations and community support, mergers, acquisitions and joint ventures, and engaging third parties. Our Ethics and Compliance team helps our people navigate any grey areas. This year, we updated our Business Integrity Standard and Procedure to simplify and optimise the efficiency of our processes and better guide our people on how to make the right decisions and demonstrate ethical behaviours. In 2021, we updated the New Country Entry Procedure outlining steps to assess the potential risks (including corruption risks), and internal approvals process, for us to enter a new country. This year, we also established the Export Controls Procedure setting out the requirements for compliance with export control laws. We have further enhanced our Risk Monitoring Review Forum to regularly review Group-level business integrity risks, and to identify and mitigate new and existing business integrity risks across our operations. In 2021, we established the Group Ethics & Compliance Committee, a sub-committee of the Executive Committee, to provide strategic oversight and input on compliance matters. The Committee provides a formal, structured forum for senior leaders to discuss compliance risks, and ensure the compliance programme is working effectively in practice. In addition, the Board oversees ethics and compliance matters, including myVoice, our confidential reporting programme. We encourage and equip our people to do the right thing. Our employees are required to complete annual online compliance training, tailored to suit the risks they are most likely to encounter in their specific role and team. We are also continuing our ethics ambassador programme to extend the sharing and reach of integrity initiatives and champion an integrity-driven culture across the business. In 2022, we will update our code of conduct to align with our new strategy and values. We will also ensure it reflects our increased focus on supporting a culture where everyone feels safe to challenge and speak up freely when something does not feel right. Working with third parties Understanding the beneficial ownership and activities of the parties with whom we transact business is an important part of living our values and maintaining impeccable environmental, social and governance (ESG) credentials. In 2021, we amalgamated the Know Your Supplier and Know Your Customer Procedures into a single Know Your Third Party Procedure. This simplified document aligns risk criteria and clearly articulates the due-diligence requirements for all types of third parties. We have also included additional risk criteria to address human rights, labour rights, and modern slavery risk. We also implemented a new Sanctions Standard in March 2021, setting out the requirements and framework for compliance with applicable economic sanctions laws and regulations in the jurisdictions where we operate, and all our third parties are screened for sanctions. EY completed an external review of our due diligence process. This work will help guide us to streamline and automate processes and better align the level of due diligence with the assessed third party's inherent risk. myVoice, confidential reporting programme In 2021, we launched our enhanced confidential reporting programme, myVoice, designed to help our people voice concerns about potential misconduct or improper behaviour. We have increased the independence and effectiveness of the programme through organisational changes and clearly defined governance, responsibilities and accountabilities. The programme is managed by a dedicated Business Conduct Office (BCO) reporting to the Chief Legal Officer & External Affairs. The BCO and the Investigations team report regularly to the Group Ethics & Compliance Committee. Our employees’ response has been positive, and we are seeing an increase in reporting and believe this means that more people are feeling comfortable to share their concerns. In 2021, for the period from 1 January to 31 December, we received 1,246 reports through the myVoice programme channels. Of these cases, 51% were substantiated including 18 cases which were reports received in 2020. The substantiation rate increase in 2021 reflects a single substantiated incident where 139 reports were received. myVoice – confidential reporting programme myVoice1 case activity 2021 2020 2019 2018 2017 Number of reports 1246  748 805 679 712 Number of reports per 1,000 employees 26.0  16.3 17.9 14.3 15.1 Substantiated claims (%) 51%  42% 34% 34% 33% 1. In March 2021, Rio Tinto launched its new confidential reporting programme called myVoice. myVoice replaces the programme formerly known as Talk to Peggy or Speak-OUT. 107Annual Report on Form 20-F 2021 | riotinto.com Strategic report

Partnering to strengthen business ethics in Mongolia In partnership with the Mongolian National Chamber of Commerce and Industry (MNCCI), and Transparency International Mongolia, we launched a new Business Integrity Centre in 2021 to help support the country’s efforts to promote transparency, business ethics, and corporate governance. Learn more at riotinto.com/ethics. Transparency Being open and transparent about our tax payments, mineral development contracts, beneficial ownership and our stance on a range of other sustainability issues – like climate change – allows us to enter into open, fact-based conversations with our stakeholders in detail, and provides a better understanding of everyone’s roles and responsibilities. We are recognised as a leader in transparent tax reporting: we were the first in our industry to disclose our payments to governments in detail, and we have been reporting on our taxes and royalties paid, and our economic contribution, in increasing detail since 2010. We are a founding member of the Extractive Industry Transparency Initiative (EITI) and have actively supported EITI’s principles and global transparency and accountability standards since 2003. In 2018, we became a signatory to the B Team Responsible Tax Principles. In 2021, we reinforced our commitment to transparency over tax reporting by being one of the first companies to fully implement the disclosure requirements under the Global Reporting Initiative Tax standard GRI 207. In 2021, we joined other leading extractive-sector companies in confirming our commitment to support beneficial ownership transparency, including through the disclosure of ownership information, and in using ownership information in undertaking due diligence on partners and suppliers. Political integrity We do not favour any political party, group or individual, or involve ourselves in party political matters. We prohibit the use of funds to support political candidates or parties. Our business integrity procedure includes strict guidelines for dealing with current and former government officials and politicians, and they cannot be appointed to senior employee positions or engaged as consultants, in certain circumstances, without the approval of executive management and our Chief Ethics & Compliance Officer. We regularly engage with governments and share information and our experiences on issues that affect our operations and our industry. We join industry associations where membership provides value to our business, investors and other stakeholders. At riotinto.com/industryassociations, we outline the principles that guide our participation, the way we engage, as well as a list of the top five associations by membership fees paid. We also track and disclose how we engage on climate policy issues, disclosing when the policies and advocacy positions adopted by industry associations differ materially from ours. This year, we have further strengthened our approach and disclosures on industry associations. Training In total, 4,307 employees and contractors in 18 countries had face-to- face training, and over 23,000 had online training in recognising and managing business integrity dilemmas. Transparent and responsible business continued Value chain 2021 Due-diligence checks on third parties 4,754 Due-diligence checks on third parties – baseline screening only 8,040 Centrally monitored third parties1 44,495 1. Once third parties are screened, they then form part of ongoing monitoring. We have applied the reporting principles of GRI 101: Foundation 2016 Standard in this report. Annual Report on Form 20-F 2021 | riotinto.com108

Voluntary commitments, accreditations and memberships We take part in a number of global, national and regional organisations and initiatives that inform our sustainability approach and standards, which in turn allows us to better manage our risks. External organisations and initiatives assess and recognise our performance, and we participate in industry accreditation programmes for some of our products. These organisations and initiatives include the following: Aluminium Stewardship Initiative (ASI) The ASI aims to create sustainability and transparency throughout the aluminium industry. It has developed the world’s first global Responsible Aluminium Standard, used to assess environmental, social and governance practices across the aluminium supply chain for responsible sourcing. We were the first company in the world to receive certification under the ASI. Blue Green Alliance (BGA) The BGA aims to solve environmental challenges in ways that create and maintain quality jobs and build a stronger, fairer economy. We are on the Advisory Board of the BGA. Business for Social Responsibility (BSR) BSR is a global non-profit organisation that works with its network of more than 250 member companies and other partners to build a just and sustainable world. As a member, we share information on sustainable practices. Extractive Industries Transparency Initiative (EITI) We are a founding member of the EITI and have played an active role in this global standard since 2003. The EITI promotes open and accountable management of natural resources to make sure our activities benefit the many, not the few. We are transparent about the taxes and royalties we pay – publishing an annual Taxes Paid Report since 2010. Global Reporting Initiative (GRI) GRI is an international independent organisation with an international framework and standards for sustainability reporting. Our Group-level sustainability reporting is informed by the GRI Sustainability Reporting Standards (Core option) and the GRI Mining and Metals Sector Supplement. International Council on Mining and Metals (ICMM) As a member, we commit to implementing and reporting on ICMM’s Ten Principles for Sustainable Development. These cover corporate governance, environmental stewardship and community engagement. Our Chief Executive is a member of the ICMM Council, and we participate actively in various working groups, such as the climate change and energy working group. In 2021, our Chief Executive signed the ICMM Climate Change statement, committing Rio Tinto and other member companies to a goal of net zero by 2050 or sooner. We are also committed to implementing the ICMM Performance Expectations (PEs). The ICMM Mining Principles framework focuses on the implementation of systems and practices related to a broad range of sustainability areas. Eleven Rio Tinto managed assets completed self-assessments in 2021. These assets met the requirements in the areas of ethical business practice, decision making, health and safety, social performance, and stakeholder engagement. Our teams identified opportunities to improve our performance in human rights, risk management, environmental performance, conservation of biodiversity, and responsible production. 90% 4%6% -ICMM performance expectations self-assessment outcomes Meet Partially meets Does not meet Not applicable Kimberley Process (KP) We participate in the Kimberley Process through our involvement with the World Diamond Council (WDC). The KP is a joint initiative between governments, diamond industry bodies and civil society organisations, mandated by the United Nations and the World Trade Organization, to stem the flow of “conflict diamonds”. London Bullion Market Association (LBMA) The LBMA has renewed Rio Tinto Kennecott's responsible gold and silver certificate, which guarantees that the precious metals produced from Kennecott's refinery are accepted and traded globally. The certificate is one of the requirements for precious metal refineries to be placed on the LBMA's Good Delivery List (GDL), an internationally recognised standard for quality and responsible production. Many precious metal exchanges will accept gold and silver bars only from refiners that appear on the GDL. 109Annual Report on Form 20-F 2021 | riotinto.com Strategic report

Transparent and responsible business continued Natural Diamond Council We are a founding member of the Natural Diamond Council whose mission is to advance the integrity of the diamond and jewellery industry to inspire, educate and protect the consumer. OECD Guidelines for Multinational Enterprises The OECD Guidelines for Multinational Enterprises are recommendations by governments to multinational enterprises operating in or from adhering countries. They include non-binding principles and standards for responsible business conduct in a global context consistent with applicable laws and internationally recognised standards. These guidelines are a multilaterally agreed and comprehensive code of responsible business conduct that governments have committed to promoting. Proteus Partnership The Proteus Partnership was formed in 2003 as a collaborative effort between leading extractive companies and the United Nations Environment Programme World Conservation Monitoring Centre (UNEP-WCMC) to improve accessibility to biodiversity data for better decision making and support the development of global biodiversity resources. As a Proteus Partner, we have access to the UNEP-WCMC online biodiversity assessment tool, which allows us to scan for potential sensitive areas in places where we are seeking tenure before major investments are made. Responsible Jewellery Council (RJC) The RJC is an international non-profit organisation that promotes transparent and responsible ethical, human rights, social and environmental practices throughout the jewellery industry – from mine to retail. We are a founding member and were the first mining company to be certified in 2012. Since then, we have continued to uphold the ESG standards and maintained RJC certification, which needs to be renewed every three years. We were re-certified in 2021 against the RJC Code of Practice Standards. RJC certification covers operations or activities of our businesses that produce diamonds, gold or gold in concentrates that contribute to the jewellery supply chain. This includes our Diavik Diamond Mine in Canada and our Kennecott copper mine in Utah for gold. The B Team Responsible Tax Principles We are a signatory to The B Team Responsible Tax Principles, developed by a group of cross-sector, cross-regional companies to define what leadership in responsible tax looks like. The disclosures in our Taxes Paid Report, available at riotinto.com/taxespaidreport, demonstrate our approach to The B Team’s seven Responsible Tax Principles. The Copper Mark Developed by the International Copper Association – with input from a range of stakeholders, including customers, NGOs and producers – The Copper Mark is a comprehensive assurance framework to demonstrate the copper industry’s responsible production practices and contribution to the United Nations Sustainable Development Goals. Our Kennecott mine, in Utah, US, and Oyu Tolgoi, in Mongolia, were the first producers to be awarded the Copper Mark – verifying our copper as responsibly produced. Towards Sustainable Mining (TSM) We participate in the TSM programme through our membership of the Mining Association of Canada (MAC). TSM is a sustainability certification that applies to members of MAC operating in Canada. United Nations Global Compact (UNGC) The UNGC is a voluntary initiative based on CEO commitments to implement universal sustainability principles and to take steps to support UN goals. As members, we incorporate the Ten Principles of the UN Global Compact into our strategies, policies and procedures. United Nations Guiding Principles on Business and Human Rights (UNGPs) The UNGPs are a global reference point for preventing and addressing the risk of adverse impacts on human rights linked to business. We seek to operate in a manner consistent with the UNGPs. United Nations Sustainable Development Goals (SDGs) The SDGs are a set of 17 goals and 169 targets endorsed by the UN in 2015. These present a broad sustainability agenda focused on the need to end poverty, fight inequality and injustice, and respond to climate change by 2030. Please see page 75 for more on our approach to the SDGs. United Nations Universal Declaration of Human Rights (UDHR) The UDHR is a milestone document in the history of human rights, which sets out, for the first time, fundamental human rights to be respected. We respect and support all internationally recognised human rights consistent with the UDHR. Voluntary Principles on Security and Human Rights (VPSHR) The VPSHR guides extractives companies on how to maintain the safety and security of their operations in line with respect for human rights. Participants, including governments, companies and non- governmental organisations, agree to proactively implement or support the implementation of the VPSHR. We published our VPSHR Report for the first time in 2018 (previously only provided to other participants) and have committed to doing this each year. World Economic Forum (WEF) WEF brings together the foremost political, business, cultural and other leaders of society to shape global, regional and industry agendas. It is independent, impartial and not tied to any special interests. The Forum strives to demonstrate entrepreneurship in the global public interest while upholding the highest standards of governance. Annual Report on Form 20-F 2021 | riotinto.com110

External assessment External assessment of our activities and performance, and associated ratings, provides important inputs that help us better understand stakeholder expectations, drives transparency and helps us improve. Indices and ratings Sustainability indices Maximum rating 2021 2020 2019 2018 2017 Dow Jones Sustainability Index (DJSI) 100 76 68 66 67 67 FTSE4 Good 5 4.0 4.3 4.3 4.3 4.2 Rating providers Maximum rating 2021 2020 2019 2018 2017 CDP A B B C C B EcoVadis 100 55 50 53 47 45 ISS OEKOM A+ C+ C+ C C – ISS Corporate Solutions Environment 1 1 1 1 3 2 Social 1 1 1 1 1 Governance 6 2 3 3 1 MSCI AAA A A A BBB BBB RMI (Responsible Mining Index) 6 3 – – – – Economic development 6 3 1.43 – 1.20 – Business conduct 3 3.08 – 2.69 – Lifecycle management 3 2.01 – 1.13 – Community wellbeing 3 1.49 – 0.83 – Working conditions 3 2.26 – 2.13 – Environmental responsibility 3 2.17 – 2.06 – Sustainalytics Risk rating – Low High High Medium High – Environment 1001 – – – – 56 Social – – – – 60 Governance – – – – 98 Disclosure – – – – 97 Vigeo Eiris 100 53 53 54 Responded – Other initiatives Maximum rating 2021 2020 2019 2018 2017 Corporate Human Rights Benchmark 100, 26 (2020) – 23.5 76 76.3 63 Transition Pathway Initiative Level 4 Level 4 Level 4 Level 4 Level 4 Level 4 Workforce Disclosure Initiative (WDI) Responded Responded Responded Responded – – 1. From 2018, ranking and metrics were changed from numerical to risk rating. 2. From 2019, the maximum scoring was against 6 compared to earlier which was 1. 3. 2021 rating pending at time of publication. 111Annual Report on Form 20-F 2021 | riotinto.com Strategic report

Our risk appetite Our commitment to position our business for the transition to a low-carbon economy is reflected in our strategic priorities, with high-risk appetite for growth and innovation. Risk management Taking and managing risk responsibly is essential to operating and growing our business safely, effectively and sustainably. Accelerate the decarbonisation of our assets We support the global effort to address climate change and we are committed to taking action. We are accelerating the decarbonisation of our assets and will seek to meet our Scope 1 and 2 targets, reaching a 15% reduction by 2025 and a 50% reduction by 2030 (over 2018 levels). We intend to invest an estimated $7.5 billion in capital expenditure between 2022 and 2030 (inclusive) in green energy and carbon abatement projects. We will apply an internal price of $75 per tonne of CO2 to incentivise energy efficiencies and carbon abatement projects – prioritised in our planning process. Develop products and technologies to support our customers’ decarbonisation Our products enable the energy transition, giving us comfort in the level of transition risk facing our business. Some of our value chains, in particular steel and aluminium, are energy intensive and need to decarbonise. To thrive in the long term we need to be part of net zero value chains. We are partnering with our customers, competitors, suppliers and technology developers as well as governments and universities, to find solutions. We are increasing our investments in research and development, developing new products and breakthrough technologies that will enable our customers to decarbonise in line with our Scope 3 emission goals. Grow in materials that enable the energy transition We are focused on excelling in development in commodities that are essential for the drive to net zero. We have increased our appetite for higher-risk jurisdictions and broadened our target commodities. Our ambition is to increase our investment in growth capital expenditure up to $3 billion per year and will maintain capital discipline in pursuit of value-accretive opportunities. Our 2021 Climate Change Report provides further details on our analysis of transition risks to our portfolio and the decarbonisation roadmaps to meet our Scope 1 and 2 targets, as well as our approach to and goals for Scope 3 emissions. Our determination to be the best operator and have impeccable environmental, social and governance (ESG) credentials is underpinned by our zero tolerance for non-compliance with our operational procedures, laws and our obligations. These expectations are outlined in our Group policies, standards and procedures, published on our website at riotinto.com/policies. Details of our management of principal risks to our performance, future prospects and reputation can be found in the risk factors section of this report. 112 Annual Report on Form 20-F 2021 | riotinto.com

Three lines of defence Responsibilities Accountability 1st – All operational leaders Identification, management, verification, and monitoring of risks and controls Management 2nd – Centre of Excellence, Areas of Expertise and Group functions Oversight of risks and control effectiveness, design of Group controls, advice on capabilities and objective assurance of compliance with the Group’s policies, standards and procedures Management 3rd – Group Internal Audit Independent objective assurance to evaluate the effectiveness of risk management, internal controls and governance Board and Board committees Our approach to risk management Our Group’s strategy, values and risk appetite inform and shape our risk management and internal controls framework. We embed risk management at every level of the organisation to effectively manage threats and opportunities to our business and host communities, and our impact on the environment. The Board and the Executive Committee provide oversight of our principal risks, and the Audit Committee monitors the overall effectiveness of our risk management processes and internal controls. All employees are required and empowered to identify and manage the risks that arise within their area of responsibility. Our management system consists of six core elements (see page 114) that we continuously monitor and improve to ensure that we are effectively managing current risks and identifying emerging risks. The risk management framework sets out clear roles and responsibilities, standards and practices. The overall effectiveness of the risk management framework requires clear expectations and consistency in the application of internal controls across the Group. To enable this, we have begun the journey to digitalise our control requirements in line with our standards and procedures, within our enterprise risk management platform. The tragic events at Juukan Gorge in May 2020, highlighted the importance of having a strong risk culture as well as robust risk management practices and systems, to ensure a resilient organisation. To achieve this, we have enhanced our internal training and guidance materials for leaders and risk owners on risk management responsibilities and practices, including the disclosure and escalation of risk information to ensure management response is at the right level of the organisation. We will continue to invest in ways to support and coach our leaders and teams in risk management, ensuring alignment with our risk appetite and code of conduct. Our three lines of defence provide assurance that risks are effectively managed in line with our policies, standards and procedures. You can view our risk management policy and standard at riotinto.com/policies. Managing our risks effectively ensures we deliver our strategic priorities and strengthens our social licence. 113Annual Report on Form 20-F 2021 | riotinto.com Strategic Report

Initiate the risk process Identify the risk Evaluate the risk Plan and implement risk response Communicate risk information Maintain and update risk information Risk managementRisk analysis Capability and culture Risk capability is built through coaching and training for leaders and teams across our business. A risk culture of actively managing risks is embedded into how we run our business. A risk culture fosters the collective ability to identify, understand, escalate and then openly discuss and respond to current and future risks. Risk analysis and management Risks are measured, monitored and managed, which requires critical controls performance to also be measured, monitored and managed. Risks and their control information are current, transparent and connected. The analysis and management are led by leaders. Systems, technology and data analytics We leverage systems and data analytics to support risk and control analysis, management and oversight. Reporting and insights Oversight is supported by proactive and regular reporting to relevant Executive and Board committees. Decision making is supported by connected and insightful risk and control analysis. Risk assurance We ensure that risks and critical controls are being implemented and managed effectively. Risk management framework Group roles and responsibilities, standards, procedures and guiding principles for effective, consistent and integrated risk management. Risk management effectiveness Assurance (over control performance) 114 Annual Report on Form 20-F 2021 | riotinto.com Risk management continued

Emerging risks COVID-19 continued to be prevalent in regions where we have assets and offices, including Mongolia, India, the Americas and South Africa. As the pandemic is now becoming more endemic with varying pathways to recovery across countries, the longer-term impact of how we adapt to this new normal is still uncertain. This includes the productivity of a hybrid workforce environment, the impacts of tighter labour markets, and supply chain disruptions. The recent disruptions caused by the post-pandemic demand surge and the inability of supply chains to keep up, have highlighted the complexity and vulnerability of the global supply chain infrastructure. Supply chain disruptions can also be caused by a number of principal risk events – as described in our risk factors section – such as natural disasters and geopolitical tensions. Inflationary pressures may also affect the competitiveness of suppliers, leading to supplier market contraction further impacting supply chain resilience. Severe supply chain disruptions have the potential to impact not only inbound and outbound flows of our feedstock, services and products, but also the delivery of our sustaining and growth projects. In the longer term, as the world transitions to a low-carbon future and consumer demand for sustainable goods flows through the value chain, the supply-demand dynamics of commodities are expected to shift. This will lead to increasing demand for sources and solutions with low CO2 emissions, and a lower social and environmental footprint, in addition to a growing demand for transparent, sustainable and circular value chains. While the commodities within our portfolio are needed in a decarbonising world, this shift will shape the future of the mining industry, impacting supply cost structures, and demand for global commodities, and increasing the focus on the non-financial performance measures. Our future reserves are increasingly overlapping with sensitive social and ecological regions, requiring new extraction and technology advancements to minimise our impact when exploring, mining and processing. Technology advancement will not only be a key enabler for us to reach our net-zero emissions ambition, but it will also play a key role in how we achieve impeccable ESG credentials. Our 2021 Climate Change Report explains in detail our current and future initiatives and partnerships, and how they will help us meet our Scope 1 and 2 targets. Longer-term viability statement Business planning process Our long-term planning reflects our business model of running our business in a way that is safer, smarter and more sustainable. To ensure we remain resilient in the long term, our business model is continuously stress tested against the key uncertainties within the emerging risks areas with recommended actions to mitigate the potential downside. These are presented to the Board annually as part of the Group strategy discussions. We then develop our strategy and make capital investment decisions based on this assessment. We also regularly assess our financial capacity to ensure our capital commitments can be funded in line with our disciplined approach to capital allocation. Our business planning processes include preparing a one-year detailed financial plan and a longer-term life-of-asset outlook. This planning process includes modelling a series of macroeconomic scenarios and using a range of assumptions that consider both internal and external factors. As part of our robust risk management framework, we closely track, monitor and mitigate principal risks to our business plan and model. The main assumptions underpinning our long-term plan include: – long-term economic growth and commodity demand in major markets, such as China; – continued access to, and economic viability of, resources and reserves to support organic and inorganic growth programmes; – pathways to reduce our carbon footprint; – sensitivities to potentially disruptive technologies and productivity improvements; – no operational risks materially impacting the long-term plan; and – continued access to capital markets. Viability assessment process and key assumptions The assumptions underlying our business plan and macroeconomic forecast have the greatest level of certainty for the first three years. However, like last year, our longer-term viability assessment examines the first five years (2022-2026) of the business plan. This enables a detailed analysis of the potential impact of risks materialising in quick succession in the first three years, and to further stress test the business plan for risk materialising towards the end of the time period, although with less certainty. This allows Directors to assess Rio Tinto’s capacity to exercise financial and other levers available in both the three-year and five-year timeframes to maintain the Group’s viability. Our principal risks, as outlined in the following section, are risks that could materially affect our performance, future prospects or reputation. For the viability assessment, we have considered principal risks that could have a severe impact on the Group’s liquidity and solvency in addition to non-financial consequences. 115Annual Report on Form 20-F 2021 | riotinto.com Stratgic Report

Assessment of viability The principal risks and assumptions considered in our longer-term viability assessment are as follows: – Commodity economic risk (economic-focused risk): A global financial crisis is triggered as the COVID-19 pandemic persists and global tensions intensify, resulting in positive but low growth in China and an economic downturn in the rest of the world. Large negative pricing shocks are assumed in 2022, sustained through 2023 and followed by slow growth rates. There continues to be great uncertainty on the recovery pathway from the COVID-19 pandemic as the situation evolves with new variants and varying actions by governments. To mitigate some of this uncertainty, and to give a greater level of confidence to the Directors in assessing our long-term viability, we have assumed a cautious recovery pathway in our scenario. – Major hazards risks (operationally focused risk): Occurrence of a singular catastrophic event resulting from a major operational failure, such as a tailings and water storage facility failure, an extreme weather event, or an underground or geotechnical event resulting in multiple fatalities and/or the cessation of operations incurring significant financial impacts. We have assumed that two such events occur within the assessment period ie in 2022 and 2025. – ESG-focused risk: Materialisation of an ESG-focused risk, impacting how we operate and our ability to access current and future resources. This could include a severe deterioration in our relationship with Indigenous peoples or communities where we operate, new prohibitive laws or regulations, or water scarcity. We have assumed an impact on our current development pipeline and considered available alternatives. The financial impact assumed here is in addition to any non-financial impact, such as reputational damage to the Group or the disruption to the culture and way of life of the communities where we operate. We quantify the expected financial impact of each risk based on internal macroeconomic and business analysis, as well as internal and external benchmarking on similar risks. We apply a probabilistic approach to quantify risks and impacts where relevant. The first five years of the Group’s business plan were stress tested for each risk to assess the impact on the Group’s longer-term viability, including whether additional financing facilities would be required. In addition to liquidity and solvency, the assessment also considered other financial performance metrics as well as dividend payments. These metrics are subject to robust stress tests and reverse stress tests. The most severe scenario considers the financial impact of all three risks materialising at the start of the assessment period, followed by a second operational risk occurring towards the end of the five-year time period. Without management action, this scenario would create both an immediate and prolonged severe impact, resulting in the Group’s free cash flow performance over the assessment period being an estimated negative $20 billion in aggregate. The Group has a suite of management actions available to preserve resilience through the period of assessment, including accessing lines of credit, reducing organic and inorganic growth capital expenditure, and raising capital. Our financial flexibility could potentially be limited during the peak of the crisis, but the longer-term viability of the Group under all the scenarios tested remains sound. We have also conducted reverse stress testing by assessing the impact of reducing price levels, on a synchronised basis, and concluded that the Group remains viable in a very low probability event of prolonged price declines across all commodities. The resilience of the Group’s business model is largely underpinned by four factors: – The competitive position and diversification of our commodities portfolio. – The disciplined capital allocation framework and commitment to prudent financial policy. – The payout shareholder return policy based on earnings, and accordingly more sustainable. – The objective to achieve impeccable ESG performance and, therefore, strengthening our social licence and allowing for growth and maintaining access to debt capital and bank loan markets. Taking into account the Group’s current position and the robust assessment of our principal risks, the Directors have assessed the prospects of the Group over the next five years (until 31 December 2026) and have a reasonable expectation that we will be able to continue to operate and meet our liabilities as they fall due over that period. The following principal risks, which have longer-dated consequences or continue to evolve, could potentially have a material impact on our business beyond the viability assessment period. Please refer to the Emerging risks and Risk factors sections for further details and current management responses. – Developing products and technologies that enable our customers to decarbonise As the global effort to tackle climate change continues, consumer demand for sustainable goods is expected to flow through the value chain. If our customers do not reduce Scope 3 emissions, demand for our products may decline as lower-carbon alternatives are developed and adopted. – Our ability to replenish or convert resources to reserves in a timely manner As market dynamics, regulations, cultural and environmental assessments, and societal expectations change, key assumptions underlying our ore resources and reserves and project development plans could change with material impact to the Group (positive or negative). This is addressed in our principal risks “Growing in materials essential for energy transition” and “Resources to reserves conversion of our existing assets”. – Closure, reclamation, rehabilitation and legacies Plans and provisions for closure, reclamation and rehabilitation at our operational and legacy sites could be impacted by changes in stakeholders’ expectations, legislation, standards, technical understanding and techniques. 116 Annual Report on Form 20-F 2021 | riotinto.com Risk management continued

Our principal risks, in the table below, note the interconnectivity of our Strategic1, Economic2 and Operational3 risks within an Environmental4, Social5 and Governance6 (ESG) framework. The timeframe of principal risks is within five years, unless explicitly stated otherwise. The principal risks, uncertainties and trends outlined in this report should be considered as forward-looking statements and are subject to the cautionary statement on page 432. A principal risk is one or a combination of risks that emerge due to external and internal factors, it could be of any nature and manifest and escalate from any part of the business, as an opportunity or a threat. Where risks are material to the Group, they are escalated to the Executive Risk Management Committee and, as appropriate, to the Board or its committees. This requires a strong risk culture, which we continue to develop and foster. We regularly assess the potential impact and likelihood of our principal risks to support the prioritisation of our efforts and resources. The assessment of these principal risks, and the effectiveness of our associated controls, reflect management’s current expectations, forecasts and assumptions, and by definition, involve subjective judgments and are subject to changes in our internal and external environments. The following describes the inherent risks to our business. Certain threats remain, such as natural disasters, where there is limited capacity in the international insurance markets to transfer such risks. Risk factors The risks outlined in this section reflect the risks that could materially affect (negatively or positively) our performance, future prospects or reputation. Current assessment of principal risks As of February 2022 Principal risk Focus 1 Living our corporate values Strategic, ESG 2 Attracting, developing and retaining talent Strategic, ESG 3 Decarbonising our business competitively Strategic, ESG 4 Developing products and technologies that enable our customers to decarbonise Strategic, ESG 5 Growing in materials essential for energy transition through excelling in development Strategic, ESG 6 Building trusted relationships with Indigenous peoples Strategic, ESG 7 Building trusted relationships with communities Strategic, ESG 8 Maintaining our competitiveness through economic cycles Economic 9 Resources to reserves conversion of our existing assets Economic 10 Geopolitics impact on our trade or investments Economic 11 Global and domestic tax policy and administration instability Economic, ESG 12 Breach of our policies, standards and procedures, obligations or regulations Operational, ESG 13 Major hazard or safety event Operational, ESG 14 Physical resilience to natural disasters and extreme weather Operational, ESG 15 Significant biodiversity-related ecological impact Operational, ESG 16 Water scarcity and management Operational, ESG 17 Closure, reclamation, rehabilitation and legacies Operational, ESG 18 Cyber breach Operational, ESG 19 Pandemic prolonged Operational, ESG 1. Strategic – risks arising from uncertainties that may impact our ability to achieve our strategic objectives. 2. Economic – risks that directly impact financial performance and realisation of future economic benefits. 3. Operational – risks arising from our business that have the potential to impact people, environment, community and operational performance, including our supply chain. Health, Safety, Environment and Security (HSES) risks are specific operational risks. 4. Environment – risks arising from our business that have the potential to impact air, land, water, ecosystems and human health. 5. Social – risks arising from our business that have the potential to impact society, including health and safety. 6. Governance – risks arising from our workplace culture, business conduct and governance. Very Low Low Moderate Increasing nancial and non-nancial consequences High Very High Ra re U nl ik el y Po ss ib le Li ke ly A lm os t C er ta in In cr ea si ng li ke lih oo d 1 4 5 6 122 17 7 9 11 3 8 10 14 13 15 16 18 19 117Annual Report on Form 20-F 2021 | riotinto.com Strategic Report

1. Living our corporate values Living our values (care, courage and curiosity) goes to the heart of our Group’s performance, prospects and reputation. Sharing and demonstrating our values unlocks opportunities in all that we do, every day. We are focused on building a culture where all our people are trusted and empowered to be their best selves and help drive change. This begins with a workplace where everyone feels safe, respected and included. Strategic | ESG Potential impact – Group reputation – Licence to operate – Future financial and operational performance – Attraction, engagement and retention of our people Risks (Threats) Greater transparency is expected of organisations on how they are preventing and addressing behaviours not consistent with their values. Risks to our strategic priorities and excelling in development 2. Attracting, developing and retaining requisite skilled people Our ability to achieve our business strategy depends on attracting, developing and retaining a wide range of internal and external skilled and experienced people. Strategic | ESG Potential impact – Access to skilled labour – Future financial and operational performance – Communities and social performance – Group reputation Risks (Threats) Business interruption or underperformance may arise from a lack of access to capability. Tight labour markets are leading to heightened competition for diverse talent and critical skills, such as digital, climate and energy. Changing societal expectations are placing pressure on our corporate and employer brand – who we are and what we stand for. 3. Decarbonising our business competitively Ensuring our ability to deliver longer-term strategic objectives and our Scope 1 and 2 targets within the required timeframe, while balancing the need to invest for growth, deliver superior shareholder returns and remain competitive. Strategic | ESG Potential impact – Business model and value – Future financial and operational performance – Group reputation – Partner to operate – Litigation – Social and human rights impacts Risks (Threats) Any delay in priority initiatives threatens our Scope 1 and 2 target delivery and ability to respond proactively and competitively. The pace of electricity grid decarbonisation plays an important part in our plans for our aluminium smelters in Australia and is a key uncertainty. Successful research and development investment is a critical enabler. Failure to follow our social and human rights standards during implementation of the decarbonisation project could adversely impact people, relationships and our capacity to meet our targets. 118 Annual Report on Form 20-F 2021 | riotinto.com Risk factors continued

4. Developing products and technologies that enable our customers to decarbonise Our opportunity to decarbonise our value chain (Scope 3) by partnering with suppliers and innovating with our customers. Strategic | ESG Potential impact – Business model and value – Future financial and operational performance – Group reputation Risks (Threats) If our customers do not reduce Scope 3 emissions, demand for our products may decline as alternate lower-carbon alternatives are developed and adopted. Exposure: Iron ore sales contributed approximately 60% of revenue in 2020 and our customers’ processing of that iron ore contributed 73% of our overall Scope 3 emissions of 519Mt CO2e. Processing of bauxite and alumina contributed 22% of Scope 3 emissions. 5. Growing in materials essential for energy transition through excelling in development Our ability to deliver our growth strategy lies in the success of our exploration and/or acquisition activities, and our ability to develop these resources faster and more competitively than others. Developing these projects organically or inorganically requires complex multi-year study and execution plans and carries significant delivery risk. Strategic | ESG Potential impact – Valuation – Future financial and operational performance – Group reputation – Ability to attract and retain key talent Risks (Threats) Our Scope 1 and 2 targets may limit the target pool for M&A activity. New high-quality deposits are increasingly scarce and may require advances in processing technology and/or significant capital investment in infrastructure. As studies and projects progress, they are susceptible to changes in technical requirements, approvals, societal expectations or changes in underlying commercial or economic assumptions. Current material threats include the delivery of our large underground projects, ie Oyu Tolgoi underground expansion, Resolution and Jadar. In the short term, project delivery remains susceptible to COVID-related supply chain disruptions and travel restrictions. 119Annual Report on Form 20-F 2021 | riotinto.com Strategic Report

6. Building trusted relationships with Indigenous peoples Our partnerships with Indigenous peoples play a material role in delivering on our operational and strategic goals, and a loss of trust may impact current and future partnerships and our ability to operate. Our partnership approach is with a view to the long-term development of trusted relationships with Indigenous peoples. Strategic | ESG Potential impact – Future financial and operational performance – Withdrawal of social licence to operate restricting access to orebodies – Valuation – Group reputation Risks (Threats) Mining activities may strain relationships with Indigenous peoples, particularly where actual or perceived damage (cumulative and/or acute) of significant cultural value occurs without consent. This may result in loss of trust between Indigenous peoples and our company, impacting our ESG credentials or ability to excel in development. Exposure: Resolution, modernisation of agreements in the Pilbara, British Columbia 7. Building trusted relationships with communities Rio Tinto may not be viewed as a trusted partner by communities and broader society, impacting our performance, future prospects and reputation. Strategic | ESG Potential impact – Group reputation – Future financial and operational performance – Growth projects – Communities and social performance – Safety and security of employees and communities Risks (Threats) Access to land and resources may be impacted if we are not considered a trusted partner that respects people’s rights, manages adverse social and environmental impacts and sustainably improves the social and economic outcomes in existing or potential host communities. Other potential actions can include operational disruption, security incidents, expropriation, export or foreign investment restrictions, increased government regulation and delays in approvals, which may threaten the investment proposition, title, or carrying value of assets. Exposure: RBM, CBG, Resolution, QMM, Jadar and Simandou. 120 Annual Report on Form 20-F 2021 | riotinto.com Risk factors continued

8. Maintaining our competitiveness through economic cycles The viability of our business is most sensitive to commodity economics. Our cost-competitive, diversified commodities portfolio, strong balance sheet, prudent financial policies and our decarbonisation efforts/targets help preserve the Group’s resilience, including maintaining access to debt capital and bank loan markets. Economic Potential impact – Future financial performance – Liquidity – Group reputation – Credit risk/rating – Financial flexibility Risks (Threats) Falling commodity prices reduce cash flow, limiting profitability and shareholder returns. These may trigger impairments and/or impact our credit rating. Extended subdued prices impact cash flow streams and our ability to raise sufficient funds for investment and/or growth opportunities. Unfavourable changes in the cost of production can arise, such as increased labour or freight cost. 9. Resources to reserves conversion of our existing assets Our estimates of mineral resources and ore reserves are based on an assessment of geological, social, environmental, economic, commercial and technical information available at the time of reporting. As new information becomes known, the economic viability of some ore reserves, production plans, the timing of approvals and developments can be restated with material impacts (positive or negative). Economic Potential impact – Future financial performance – Valuation Risks (Threats) Failure to secure mining approvals or capture the benefits of new technologies, geotechnical variation or changes in product demand/specifications may reduce the economies of reserves or future conversion of resources to reserves in the required timeframe. Exposure: Pilbara, Resolution. Risks to financial strength 10. Geopolitics impact on our trade or investments Geopolitical tensions have the potential to impact our key markets, operations and investments. Economic Potential impact – Future financial and operational performance – Communities and social performance – Group reputation Risks (Threats) Increased trade tensions may undermine rule-based trading systems and lead to trade actions (increased tariffs, retaliations, and sanctions) potentially impacting our key markets, operations or investments. Current material threats include the Russian invasion of Ukraine, and tensions between the US and China. 121Annual Report on Form 20-F 2021 | riotinto.com Strategic Report

11. Global and domestic tax policy and administration instability Instability in tax policy and administration may result in significant impact to business value and/or reputation. COVID-19 recovery, resource nationalism and the recent G20 and Inclusive Framework consensus on the OECD digital global tax framework, are creating a time of unprecedented change in global and domestic tax policies. Economic Potential impact – Future financial performance – Valuations – Stakeholder relations – Licence to operate Risks (Threats) Political imperatives driving tax policy may result in aggressive proposals. Implementation of these proposals poses the threat of contagion across other jurisdictions. The OECD digital reforms may incentivise additional domestic proposals, raising the risk of double taxation and/or bi-lateral and multi-lateral disputes. The translation of the new global tax framework into domestic law poses significant uncertainty and potential for double taxation/ disputes. Increasing pressure on stabilisation/investment agreements is expected. Exposure: The potential financial consequences of these risks are significant given the political dynamic and the COVID-19 economic recovery effort. Domestic resource tax proposals in countries like Chile would have a material impact on business value and pose contagion threat across that region. The OECD digital proposals are expected to result in material additional taxation and will place additional strain on stabilisation arrangements. 122 Annual Report on Form 20-F 2021 | riotinto.com Risk factors continued

12. Breach of our policies, standards and procedures, obligations or regulations This risk can materialise through the illegal actions of just one employee through inappropriate conduct or through a lack of competency or governance, but can greatly impact our reputation and licence to operate. We need to foster a culture aligned with our values, provide regular education and guidance and proactive compliance monitoring to maintain the highest standards in the way we conduct our business. Operational | ESG Potential impact – Group reputation – Licence to operate – Future financial and operational performance – HSES & communities Risks (Threats) A serious breach in our operations or in our value chain of anti-trust rules, anti-corruption legislation or sanctions, human rights or inappropriate business conduct, could result in serious harm to people and significant reputational and financial damage. 13. Major hazard or safety event Our operations and projects are inherently hazardous, with the potential to cause illness or injury, damage to the environment, and disruption to communities. Major hazards include process safety, underground mining, slope geotechnical and tailings management. Operational | ESG Potential impact – Multiple fatalities – Operations disruption – Communities and social performance – Group reputation – Financial loss Risks (Threats) Failure to manage our major hazards or mass passenger transport, could result in a catastrophic event or other long-term damage. Exposure: mass passenger transport; tailings facility; underground operations; open pit walls or dumps; processing facilities. Risks to our best operator and ESG credentials 14. Physical resilience to natural disaster or extreme weather Our operating sites may be vulnerable to natural disasters or extreme weather events. Climate change may increase the frequency and severity of these events including rising sea levels, floods, droughts, bushfires or extreme temperature impacts on operating environments. Operational | ESG Potential impact – Multiple fatalities – Operations disruption – Financial loss Risks (Threats) Natural disasters or extreme weather events can endanger our workforce and communities, damage our assets or cause significant operational interruption. Exposure: An extension of the tropical cyclone season in the Pilbara would impact our Iron Ore operations and surrounding communities. A significant warming trend, particularly influencing maximum temperatures, may impact the way we operate, including the impacts on employee health and assets operating outside optimal conditions. Physical resilience of our supply chain also requires monitoring. 123Annual Report on Form 20-F 2021 | riotinto.com Strategic Report

17. Closure, reclamation, rehabilitation and legacies Our closure, reclamation, rehabilitation and legacy plans, assumptions and expectations may change, impacting financial outcomes and reputation. Operational | ESG Potential impact – Valuation – Future financial and operational performance – Group reputation – Communities and social performance Risks (Threats) Plans and provisions for closure, reclamation and rehabilitation may vary over time due to changes in stakeholders’ expectations, legislation, standards, technical understanding and techniques. In addition, the expected timing of expenditure could change significantly due to changes in the business environment and orebody knowledge that might vary the life of an operation. Exposure: Pilbara operations and near-term closure including Channar, NZAS, Argyle, Diavik and ERA. 16. Water scarcity and management Across geographies and commodities, proactive water management is required in new asset developments, existing operations and closures. In some regions where we work, water scarcity is an inherent risk. Many other sites also experience variations in rainfall and water availability due to climate change. Operational | ESG Potential impact – Financial – Valuations – Production and growth constraints – Reputational impact – Ecosystem impacts – Stakeholder relationships Risks (Threats) Our water management may cause unacceptable operational, environmental, cultural heritage or community impacts. Exposure: Gobi Desert, Pilbara, Northern Queensland. 15. Significant biodiversity-related ecological impact Our operations and projects are inherently hazardous, requiring proactive management to minimise potential biodiversity loss or ecosystems degradation. Operational | ESG Potential impact – Group reputation – Environment – Communities Risks (Threats) A number of our operations and future development opportunities exist within, or close to, sensitive biodiverse regions. Our licence to operate and develop requires us to demonstrate our capability to protect ecosystems through improved practices and technological solutions. Exposure: QMM, Simandou, RBM, Weipa, non-managed operations. 124 Annual Report on Form 20-F 2021 | riotinto.com Risk factors continued

19. Pandemic recovery prolonged The potential for transmission across our teams, communities and supply chains continues to be a threat that requires proactive management. The pathways and speed of recovery remain variable across our markets, operations, communities and supply chains. Operational | ESG Potential impact – Heath, safety and security – Future financial and operational performance – Group reputation Risks (Threats) While COVID-19 continues to circulate, the chance of further variants developing remains. A new variant could lead to further health impacts to our workforce and disruption to our operations and/or supply chain. Global supply chain disruptions and reduced freight capacity could continue if further outbreaks occur, impacting the inbound and outbound flow of our feedstock and products, eg recent disruptions have increased the risks of stock shortages for alumina and aluminium at our North American operations. In Mongolia, the situation continues to be challenging, with high case rates in Ulaanbaatar. 18. Cyber breach Cyber risk, if materialised, may disrupt our operations, affect how our employees work and/or breach data privacy and other sensitive information related to customers, contractors and suppliers. Operational | ESG Potential impact – Operational disruption and/or breach of operational integrity – Breach of data privacy or commercially sensitive data – Group reputation – Financial loss Risks (Threats) Cyber breaches can come from malicious external or internal attacks, but also inadvertently through human error. In addition, Rio Tinto data may reside on service provider systems and rely on the effectiveness of controls on those networks. 125Annual Report on Form 20-F 2021 | riotinto.com Strategic Report

Pages 126 to 130 have been intentionally omitted.

Selected financial data The selected consolidated financial information below has been derived from the historical audited consolidated financial statements of the Rio Tinto Group. The selected consolidated financial data should be read in conjunction with, and qualified in their entirety by reference to, the 2021 financial statements and notes thereto. The financial statements as included on pages 212-311 have been prepared in accordance with IFRS as defined in note 1. Rio Tinto Group Income statement data For the years ending 31 December Amounts in accordance with IFRS 2021 $m 2020 $m 2019 $m 2018 $m 2017 $m Consolidated sales revenue 63,495 44,611 43,165 40,522 40,030 Group operating profit1 29,817 16,829 11,466 17,687 14,135 Profit for the year 22,575 10,400 6,972 13,925 8,851 Basic earnings for the year per share (US cents) 1,303.4 604.0 491.4 793.2 490.4 Diluted earnings for the year per share (US cents) 1,295.0 599.8 487.8 787.6 486.9 Dividends per share Dividends declared during the year US cents – interim 376.0 155.0 151.0 127.0 110.0 – interim special 185.0 – 61.0 – final 417.0 309.0 231.0 180.0 180.0 – special 62.0 93.0 243.0 UK pence – interim 270.84 119.74 123.32 96.82 83.13 – interim special 133.26 – 49.82 – final 306.72 221.86 177.47 135.96 129.43 – special 45.60 66.77 183.55 Australian cents – interim 509.42 216.47 219.08 – interim special 250.64 – 88.50 170.84 137.7 – final 577.04 397.48 349.74 250.89 228.5 – special 85.80 119.63 338.70 Dividends paid during the year (US cents) – ordinary 685.0 386.0 331.0 307.0 235 – special 278.0 – 304.0 – – Weighted average number of shares basic (millions) 1,618.4 1,617.4 1,630.1 1,719.3 1,786.7 Weighted average number of shares diluted (millions) 1,628.9 1,628.6 1,642.1 1,731.7 1,799.5 Share buy-back ($ million) – 208 1,552 5,386 2,083 Balance sheet data Total assets 102,896 97,390 87,802 90,949 95,726 Share capital/premium 8,097 8,302 7,968 8,000 8,666 Total equity/Net assets 56,590 51,903 45,242 49,823 51,115 Equity attributable to owners of Rio Tinto 51,432 47,054 40,532 43,686 44,711 1. Group operating profit or loss includes the effects of charges and reversals resulting from impairments (other than impairments of equity accounted units) and profit and loss on disposals of interests in businesses. Group operating profit or loss amounts shown above excludes equity accounted operations, finance items, tax and discontinued operations. Directors’ approval statement This Strategic report is delivered in accordance with a resolution of the Board, and has been signed on behalf of the Board by: Simon Thompson Chairman 23 February 2022 Five-year review 131Annual Report on Form 20-F 2021 | riotinto.com Strategic Report

Directors’ report The future success of Rio Tinto will be secured through effective and responsive corporate governance. This section outlines how the Board and its committees have sought to fulfil this objective in 2021. Directors’ report Governance Chairman’s introduction 133 Board of Directors 134 Executive Committee 136 Board insights 138 Our stakeholders – our section 172(1) statement 140 Matters discussed in 2021 143 Governance framework 145 Evaluating our performance 146 Nominations Committee report 148 Audit Committee report 151 Sustainability Committee report 156 Remuneration report Annual statement by the Remuneration Committee Chair 160 Response to 2021 AGMs voting outcomes 163 Remuneration at a glance 165 Implementation report 171 Additional statutory disclosure 199 Compliance with governance codes and standards 205 Annual Report on Form 20-F 2021 | riotinto.com132

As expectations about the role of business in society evolve, we must adapt and continuously improve our corporate governance processes to ensure that they remain fit for purpose in a rapidly changing internal and external environment. The matters on which the Board and its committees focused in 2021 evolved in line with developments in the external environment, the unprecedented senior management changes that took place at the start of the year, the approval of our new strategy and values, and the need to ensure that the lessons learned from the tragic events at Juukan Gorge in May 2020 are fully embedded in our management processes and culture. Culture and values As Rio Tinto resets its strategy and priorities under the new leadership team, culture and values will play a critical role in meeting the company’s aspiration to become the best operator, to excel in development and to achieve impeccable ESG credentials, while strengthening our social licence to operate. Among the many lessons from Juukan Gorge was the recognition that any risk management system will fail unless we create a work culture where everyone considers the impact of our individual and collective actions on other people and the environment, actively listens and questions how we can do things better, and feels empowered to speak up when something is wrong. These lessons were reinforced by the findings and recommendations outlined in the Everyday Respect report, which we commissioned to better understand and improve our work culture. This year we introduced our new values of care, courage and curiosity. These values will guide how we work and how we treat each other, drive better decision-making, strengthen relationships and enable us to deliver superior performance by unlocking the knowledge and insights of the entire workforce. Feedback from our employee engagement survey, conducted in late 2021, suggests that the new values resonate well with our workforce. But actions speak louder than words and it will take time and consistent commitment by leaders throughout the organisation to embed the changes we are seeking. Workforce engagement The Board has long recognised the importance of understanding the views of our workforce to ensure they are considered in Board discussions and decision making. In 2021, we took a further step to enhance this approach with the appointment of Simon McKeon as the designated Non-Executive Director for workforce engagement. In this role, Simon oversees the annual programme of engagements and regularly reports back to the Board on the insights gained, to ensure our people’s voices are heard and acted upon in the boardroom. Board changes and succession planning We welcomed Ben Wyatt as a Non-Executive Director this year. Together with the three Non-Executive Director appointments in 2020, these new voices in the boardroom have challenged and tested our thinking in a very positive way and brought fresh and diverse perspectives to our discussions. This continual refreshment of Board composition will receive further impetus in 2022 under Dominic Barton’s leadership, with mining experience a key focus. The other matters we discussed in 2021 are detailed on the following pages. This work has taken place within the context of continuing COVID-19 restrictions, largely preventing meetings in person and Board visits to operations. While there is no substitute for face-to-face meetings, I am grateful to my colleagues for the commitment and flexibility they have shown to enable our programme of work to be completed so effectively via virtual Board meetings. Simon Thompson Chairman 23 February 2022 Chairman’s introduction Effective corporate governance is a continuous process of prioritisation and improvement, and we must adapt our processes and activities to be relevant to the evolving external and internal landscapes. 133Annual Report on Form 20-F 2021 | riotinto.com

Rio Tinto plc and Rio Tinto Limited have a common Board of Directors. The Directors are collectively responsible for the stewardship and long- term sustainable success of the Group. Board of Directors Simon Thompson Chairman MA, PhD. Age 62. Appointed April 2014; Chairman from March 2018. Skills and experience: Simon has significant global experience in mining and metals, finance, and corporate governance. Simon was an Executive Director of Anglo American plc, where he held a number of senior roles, including Chairman and Chief Executive of the Base Metals Division and Chairman of Tarmac. Earlier in his career, he held various investment banking positions at S. G. Warburg and N M Rothschild. Simon has chaired 3i Group plc, from 2015 to 2021, and Tullow Oil plc and has served as a Non-Executive Director on the boards of AngloGold Ashanti Limited and Newmont Mining Corporation. Simon is also a Commissioner at the Energy Transitions Commission. Simon will step down from the Board at the 2022 annual general meetings. Current external appointments: None. Hinda Gharbi Independent Non-Executive Director BSc, MSc. Age 51. Appointed March 2020. Skills and experience: Hinda is Executive Vice President of Services & Equipment at Schlumberger Limited, based in the UK. With Schlumberger for some 26 years, her previous roles include Executive Vice President of Reservoir & Infrastructure, Vice President of Human Resources for Schlumberger Limited, President of the Reservoir Characterization Group, President of Wireline, President of Schlumberger Asia, and Vice President of Health, Safety & Environment. Hinda has held technical and management positions in operations, product development, and human resources in France, Thailand, the UK and the US. She began with Schlumberger in 1996 as a Wireline Field Engineer in Nigeria. On 25 February 2022, Rio Tinto announced that Hinda will step down from the Board at the conclusion of the Rio Tinto plc annual general meeting on 8 April 2022. Current external appointments: None. Jakob Stausholm Chief Executive Ms Economics. Age 53. Appointed Chief Financial Officer September 2018; Chief Executive from January 2021. Skills and experience: As Chief Executive, Jakob brings strategic and commercial expertise, and governance experience, and a strong focus on sustainability, particularly climate change, and a continued focus on capital allocation and delivering returns to shareholders. He is committed to rebuilding trust with communities, Traditional Owners and stakeholders globally, embedding improved operational performance and creating growth options for the Group. Jakob has over 20 years’ experience, primarily in senior finance roles, at Maersk Group and Royal Dutch Shell plc including in capital-intensive, long-cycle businesses, as well as in innovative technology and supply chain optimisation. He was also a Non-Executive Director of Woodside Petroleum and Statoil (now Equinor). Current external appointments: None. Dominic Barton BMM Chair-designate BA (Hons), M.Phil. Age 59. Appointment from April 2022; Chair from May 2022. Skills and experience: Dominic spent over 30 years at McKinsey & Company, including nine years as the Global Managing Partner. Most recently, he served as Canada’s Ambassador to China. Dominic brings a wealth of global business experience, as well as a deep insight of geopolitics, corporate sustainability and governance. Dominic was previously Chair of Teck Resources, from 2018 to 2019, and, in 2019, served as a Non-Executive Director at Singtel Group and Investor AB. Current external appointments: Chancellor of the University of Waterloo. BA (Hons), Chartered Accountant (England and Wales). Age 55. Appointed Interim Chief Financial Officer January 2021; Chief Financial Officer from June 2021. Skills and experience: As Chief Financial Officer, Peter brings extensive commercial expertise from working across the Group in various geographies. He is strongly focused on the decarbonisation of our assets, investing in the commodities essential for the energy transition and delivering attractive returns to shareholders while maintaining financial discipline. After nearly three decades with Rio Tinto, Peter has held a number of senior leadership roles, including Group Controller, Chief Financial Officer – Organisational Resources, Global Head of Health, Safety, Environment & Communities, Head of Energy and Climate Strategy, and Head of Investor Relations. Current external appointments: None. Peter Cunningham Chief Financial Officer Megan Clark AC Independent Non-Executive Director BSc, PhD. Age 63. Appointed November 2014. Skills and experience: Megan’s experience in the mining and metals industry and in science, research and technology brings valuable insights on sustainable development and innovation to the Board. Previously, she was Head of the Australian Space Agency and Chief Executive of the Commonwealth Scientific and Industrial Research Organisation (CSIRO). Following mining and exploration roles with Western Mining Corporation, Megan was a Director at N M Rothschild and a Vice President Technology at BHP. Megan received the Australian Academy of Science Medal in 2019. Current external appointments: Non-Executive Director of CSL Limited since 2016 and Chair of the Advisory Board of the Australian Space Agency. Simon Henry Independent Non-Executive Director MA, FCMA. Age 60. Appointed April 2017. Skills and experience: Simon has significant experience in global finance, corporate governance, mergers and acquisitions, international relations, and strategy. He draws on over 30 years’ experience at Royal Dutch Shell plc, where he was Chief Financial Officer between 2009 and 2017. Current external appointments: Independent Director of PetroChina Company Limited since June 2017, Senior Independent Director of Harbour Energy plc since March 2021, member of UK Defence Board, member of the Advisory Board of the Centre for European Reform, and member of the Advisory Panel of the Chartered Institute of Management Accountants (CIMA). Sam Laidlaw Independent Non-Executive Director MA, MBA. Age 66. Appointed February 2017; Senior Independent Director from May 2019. Skills and experience: Sam has more than 30 years’ experience of long-cycle, capital-intensive industries in which safety, the low-carbon transition and stakeholder management are critical. Sam has held a number of senior roles in the energy industry, including as CEO of both Enterprise Oil plc and Centrica plc. He was also a member of the UK Prime Minister’s Business Advisory Group. Current external appointments: Chairman of Neptune Energy Group Holdings Ltd, Chairman of the National Centre of Universities & Business, board member of Oxford Sa&iuml;d Business School, and advisory board member of the Smith School of Enterprise and Environment. Annual Report on Form 20-F 2021 | riotinto.com134

Jennifer Nason Independent Non-Executive Director BA, BCom (Hons). Age 61. Appointed March 2020. Skills and experience: Jennifer has over 35 years’ experience in corporate finance and capital markets. She is a Global Chairman of Investment Banking at JP Morgan, based in the US, and for the past 20 years, she has led the Technology, Media and Telecommunications global client practice. During her time at JP Morgan, she has also worked in the metals and mining sector team in Australia and co-founded and chaired the Investment Banking Women’s Network. She currently sits on JP Morgan’s Executive Committee of Global Chairs of Investment Banking. Current external appointments: Board member of the American Australian Association. Ben Wyatt Independent Non-Executive Director LLB, MSc. Age 47. Appointed September 2021. Skills and experience: Ben had a prolific career in the Western Australian Parliament, before retiring in March 2021. He held a number of ministerial positions and became the first Indigenous treasurer of an Australian parliament. His extensive knowledge of public policy, finance, international trade and Indigenous affairs brings valuable insight and adds to the depth of knowledge on the Board. Ben was previously an officer in the Australian army and went on to have a career in the legal profession, as a barrister and solicitor. Current external appointments: Non-Executive Director of Woodside Petroleum Ltd from June 2021. Simon McKeon AO Independent Non-Executive Director BCom, LLB, FAICD. Age 66. Appointed January 2019; Senior Independent Director, Rio Tinto Limited from September 2020. Skills and experience: Simon brings insights into sectors including financial services, the law, government and charities. He practised as a solicitor before working at Macquarie Group for 30 years, including as Executive Chairman of its business in Victoria, Australia. Simon served as Chairman of AMP Limited, MYOB Limited, and the Commonwealth Scientific and Industrial Research Organisation (CSIRO) and was the first President of the Australian Takeovers Panel. Current external appointments: Chancellor of Monash University, Chairman of the Australian Industry Energy Transitions Initiative Steering Group, and Non-Executive Director of National Australia Bank Limited since February 2020. Simon is the designated Non-Executive Director for workforce engagement. Ngaire Woods CBE Independent Non-Executive Director BA/LLB, D.Phil. Age 59. Appointed September 2020. Skills and experience: Ngaire is the founding Dean of the Blavatnik School of Government, Professor of Global Economic Governance and the Founder of the Global Economic Governance Programme at Oxford University. As a recognised expert in public policy, international development and governance, she has served as an adviser to the African Development Bank, the Asian Infrastructure Investment Bank, the Center for Global Development, the International Monetary Fund, and the European Union. Current external appointments: Vice-Chair of the Governing Council of the Alfred Landecker Foundation and board member of the Mo Ibrahim Foundation, the Van Leer Foundation, and the Schwarzman Education Foundation. Steve Allen Group Company Secretary BA, Solicitor (England and Wales). Age 50. Appointed January 2017. Skills and experience: Steve is Company Secretary of Rio Tinto plc and Joint Company Secretary of Rio Tinto Limited. Before joining Rio Tinto, Steve worked at BG Group plc, where he held a number of senior legal roles, including Deputy General Counsel, Company Secretary and Chief Counsel, Corporate. Before joining BG Group, Steve was a corporate lawyer for Herbert Smith LLP in London. Current external appointments: Vice-Chair of the Association of General Counsel and Company Secretaries working in FTSE-100 companies, a member of the Corporate Governance Council and Industry Champion (Securities Sector) for the Dormant Assets Expansion Board. Tim Paine Joint Company Secretary, Rio Tinto Limited BEc, LLB, FGIA, FCIS. Age 58. Appointed January 2013. Skills and experience: Tim joined Rio Tinto in 2012 and became Joint Company Secretary of Rio Tinto Limited in January 2013. He has over 25 years’ experience in corporate counsel and company secretary roles, including as General Counsel and Company Secretary at Mayne Group, Symbion Health and Skilled Group. Tim also spent 12 years at ANZ Bank, including as Acting General Counsel and Company Secretary. Current external appointments: Company secretary for the Foundation for Australia-Japan Studies and member of the Governance Institute of Australia’s Legislation Review Committee. Former Directors Michael L’Estrange stepped down from the Board on 6 May 2021. Past external appointments over the last three years For details of each Director’s previous directorships of other listed companies, see the Directors’ report on page 200. Board committee membership key Committee Chair Audit Committee Remuneration Committee Nominations Committee Sustainability Committee 135Annual Report on Form 20-F 2021 | riotinto.com Governance

Day-to-day management of the business is delegated by the Board to the Chief Executive and, through him, to other members of the Executive Committee and to certain management committees. Executive Committee Jakob Stausholm Chief Executive Biography can be found on page 134. Bold Baatar Chief Executive, Rio Tinto Copper Bold was appointed Chief Executive, Copper in February 2021. Prior to this, he led the Energy & Minerals product group, a position he had held since 2016. Since joining Rio Tinto in 2013, he has held a number of leadership positions across operations, marine, iron ore sales and marketing, and Copper. Bold brings to the role deep experience across geographies, commodities and markets. A passionate advocate for the integration of ESG into decision making across the business landscape, he combines strong commercial and business development expertise with a focus on developing markets and partnerships with our host communities and nations. Mark Davies Chief Technical Officer Mark was appointed to the Executive Committee in 2020 and became Chief Technical Officer in October 2021. Mark joined Rio Tinto in 1995 as a Senior Mechanical Engineer and has worked in operational and functional leadership roles, including in our Iron and Titanium business unit, Group Risk, and Global Procurement. Mark is responsible for our development teams including Exploration and Major Capital Construction, Renewable Energy Projects, and Closure teams working to rehabilitate and repurpose mines and facilities at the end of the development cycle. Mark’s remit also includes our technical centres of excellence as well as the Office of the Chief Scientist, which drives our global research and development activities. Isabelle Deschamps Chief Legal Officer & External Affairs Isabelle joined Rio Tinto in November 2021. She has extensive international experience and is admitted to the England and Wales Law Society and to the Quebec (Canada) Bar. Most recently, Isabelle was General Counsel of the AkzoNobel Group and a member of its executive committee. Prior to this, Isabelle worked at Unilever. Alongside leading our global Legal, Communication, and External Affairs teams, Isabelle oversees a range of governance functions, including Company Secretariat, Ethics & Compliance, and the Technical Evaluation group. Isabelle is a pragmatic, transparent leader with a passion for equal opportunities, inclusion and diversity, continuous learning, and driving a culture of integrity. Peter Cunningham Chief Financial Officer Biography can be found on page 134. Alf Barrios Chief Commercial Officer Alf was appointed Chief Commercial Officer and Chairman for China and Japan in 2021. He joined Rio Tinto in 2014 as Chief Executive, Aluminium. Alf has 30 years’ global experience in the resources sector across operations, marketing, trading and business development. Commercial is accountable for the Group’s sales and marketing business, procurement, marine, and logistics activities. Alf and the team drive commercial value and growth across Rio Tinto by working closely with our assets, customers and suppliers. Alf is focused on building industry- leading customer and supplier partnerships to deliver innovation and ESG leadership, and create future value for the company. Sinead Kaufman Chief Executive, Rio Tinto Minerals Since Sinead joined Rio Tinto in 1997 as a geologist, she has held senior leadership and operational roles across Aluminium, Copper & Diamonds, Energy & Minerals, and Iron Ore. Most recently, she was Managing Director, Operations, at Copper & Diamonds. Sinead brings to her current role strong operational expertise combined with a track record of delivering future-focused sustainability outcomes. Since joining the Executive Committee in early 2021, Sinead has led the commitment of funding to our Jadar lithium-borates project in Serbia and the signing of a binding agreement to acquire the Rincon lithium project in Argentina, in support of our battery materials strategy, as well as other sustainability initiatives to help us reach our decarbonisation ambition. Annual Report on Form 20-F 2021 | riotinto.com136

Arnaud Soirat Chief Operating Officer Arnaud joined in 2010 and was previously Chief Executive, Copper & Diamonds from 2016 to 2020. Prior to this, he had 20 years’ experience in commercial and operations roles in the metals and mining industry, including at Alcoa and Pechiney. As Chief Operating Officer, Arnaud uses his extensive operational and leadership experience to drive company-wide, sustainable improvements in our production system with deployments under way at every product group. From his previous roles, Arnaud brings significant experience in safety and operational excellence, improving business profitability and competitiveness, and deploying lean manufacturing to help achieve stable and optimised operations through stronger employee engagement. James Martin Chief People Officer Prior to becoming our Chief People Officer in 2021, James was at Egon Zehnder for 21 years. He led a range of global practices and specialised in coaching, talent management and leadership development. Prior to this, he worked in equity research and began his career as an air force pilot. James has been supporting our culture evolution, from building a new leadership programme, to paving the way to a more inclusive work environment and helping create our new values. His vision is to help unlock more of our potential and to inspire even more of our colleagues to feel the pride in Rio Tinto that many already do. Kellie Parker Chief Executive, Australia Prior to being appointed Chief Executive, Australia in 2021, Kellie was Managing Director, Pacific Operations, Aluminium. She joined in 2001 and has held a number of safety, operational and leadership roles across both the Iron Ore and Aluminium businesses. Kellie represents our Australian interests with all stakeholders and brings her operational experience and community values to listen, respond and set the direction for the business. Kellie also leads our Health, Safety, Environment & Security (HSES) and Communities & Social Performance (CSP) areas of expertise. She has a people-centric approach, with a strong commercial background and she is an advocate for Indigenous Australians. Simon Trott Chief Executive, Rio Tinto Iron Ore Simon has been with our company for over 20 years and has held a variety of operating, commercial and business development roles across a number of commodities. Prior to his current role, Simon was Chief Commercial Officer from 2018 to 2021. He has also served as Managing Director of the salt, uranium and borates division, overseeing operations in Australia, Namibia and the US. Simon knows Western Australia well and has a deep understanding of the iron ore business and customers globally. He is focused on transforming Rio Tinto Iron Ore’s safe operational performance while building the business we need for the future. Ivan Vella Chief Executive, Rio Tinto Aluminium Ivan was appointed Chief Executive, Aluminium in March 2021 and has held senior leadership positions across the Iron Ore, Copper and Coal product groups. He brings deep operational experience and critical understanding of end-to-end value chain processes to our Aluminium business. Under Ivan’s leadership, in 2021 we launched partnerships with Carbfix to capture carbon at our ISAL smelter in Iceland and with the Government of Queensland to drive the state’s clean energy future. He also continues to focus on building capability in Rio Tinto to enhance the long-term positive role mining can have when partnering with First Nations and Indigenous peoples, along with the host communities we operate in. Former Executive Committee members who served during the year Vera Kirikova Vera stepped down as Chief People Officer on 5 April 2021. Peter Toth Peter stepped down as Group Executive, Strategy and Development on 18 October 2021. Barbara Levi Barbara stepped down as Chief Legal Officer & External Affairs on 20 October 2021. 137Annual Report on Form 20-F 2021 | riotinto.com Governance

Board insights How the Board considered our new values and culture Lessons learned from Juukan Gorge In 2021, the Board conducted a joint exercise with the Executive Committee to learn the lessons from the destruction of the rock shelters at Juukan Gorge, and the Group’s response to the tragic events. In addition to strengthening crisis management and communications, the key learnings which the Board and Executive team are committed to addressing are: (i) promoting an inclusive, open and transparent culture that empowers people to raise and escalate concerns on operational and ethical issues; and (ii) applying a more values-driven approach to guide decision making. Our new values of care, courage and curiosity, support these desired behaviours. Employee survey The Board received and considered reports and updates from the Chief People Officer on the results of our twice-yearly employee engagement survey in July and December, which provided useful insights into themes arising from the rollout of the Group’s new strategy and values. In considering the reports, the Board made a number of recommendations aimed at improving: (i) communications from senior leadership to the wider workforce; (ii) opportunities for career growth and learning; and (iii) psychological safety to embed the desired leadership ethos in the organisation and support and incentivise the desired behaviours and values. Employee engagement sessions As part of the Board’s ongoing commitment to engage with our people, a number of interactive employee sessions were held during the year. The first session was with Simon Thompson, Simon McKeon, Simon Henry, Ngaire Woods, Hinda Gharbi and some of our RioExperts (employee representatives from RioExcel, a Technical Excellence initiative designed to grow technical expertise and capability by creating a technical career pathway for recognised experts). At the session, the group discussed our new values and how to embed them, the importance of research and development, and enabling employees to be innovative. The second session was attended by Megan Clark, Jennifer Nason, Ben Wyatt, Sam Laidlaw and a group of employees from our graduate development programme. The discussions focused on leadership, our culture, and our values, including why they have evolved and how to embed and measure them. We also held employee town halls in Melbourne, London and Serbia. In Melbourne, Simon McKeon spoke about a range of issues, including: his role as Senior Independent Director; the appointment of Dominic Barton as Chair-designate; Juukan Gorge; climate change; and cultural heritage. He took questions on our reputation, risk management, and the challenges we might face in the future. At the town hall in London, Simon Thompson shared his reflections on the year, including on Board changes, our new priorities, values and strategy, our safety performance, and the challenges of COVID-19. He took questions from our people covering topics including why our values have evolved, growth opportunities for the Group, embedding our new strategy and values, and how to maintain employee wellbeing. Employee dashboard The Board received a quarterly “employee dashboard” which provides insights into how management is progressing with employee-related initiatives, key employee metrics, a summary of employees’ concerns and interests, and people-focused activities that will be undertaken in the following quarter. The dashboard covers the following people metrics: progress with female representation; fatigue management and annual leave usage; reports received via myVoice (our enhanced confidential reporting programme); Employee Assistance Programme usage; and employee turnover and absenteeism. In the fourth quarter of 2021, the following topics were top of mind for employees: our Everyday Respect initiative; COVID-19 and vaccines; fatigue and mental wellbeing; and our new strategy and values. Ben Wyatt visits the Ranger Mine In September, Ben Wyatt, Non-Executive Director, visited the Ranger Mine near the town of Jabiru in the Northern Territory, Australia. During the visit, Ben met with the Chief Executive, Australia, the General Manager, Communities and Social Performance, and representatives of Energy Resources of Australia (ERA) to discuss the asset. ERA employees gave Ben a tour of Jabiru. He also met with the CEO of Gundjeihmi Aboriginal Corporation (GAC), the Senior Adviser to GAC, and a group of Traditional Owners. Ben also visited the Ranger site and the Traditional Owners took him to Madjedbebe, a very significant heritage site that confirms human occupation of the area going back more than 50,000 years. This is on the edge of the Jabiluka mineral lease and has very high concentrations of rock art and a significant burial ground. Simon Thompson and Megan Clark visit Karratha In 2021, Chairman Simon Thompson and Independent Director Megan Clark visited the Pilbara to engage first-hand with stakeholders, including representatives of a Pilbara Aboriginal Corporation. Simon and Megan spent time listening and hearing stories to understand the deeply felt experience stakeholders have with Rio Tinto and how changes to the way we manage cultural heritage within our operations are being received. Annual Report on Form 20-F 2021 | riotinto.com138

China Advisory Panel At the China Advisory Panel in December 2021, members of the Board and Executive Committee heard from a diverse group of external experts, and discussed the potential impacts of domestic and international China-related developments for the Group. The topics discussed included: China’s national climate change policy and the implications for the mining industry and metal sectors The discussion on this topic focused on the challenge of balancing economic development with carbon reduction, the future development of the aluminium industry in China, and on the policy framework to be applied to energy and carbon-intensive industries, and the need for technological innovation. China’s 14th Five-Year Plan and implications for China’s domestic social and economic development pathways The policies were expected to serve the interest of healthier, environmentally friendly, and fairer growth in the long term, and ensure more resilient and sustainable economic and political development. Recent Chinese Government policymaking and the potential impact on foreign investment. The attendees recognised the key dynamics influencing international political and economic relations, and the role of trade and investment for long-term sustainable growth and best practice sharing. The Sustainability Committee: site visits Members of the Sustainability Committee participated in several site visits during 2021. COVID-19 travel restrictions required in-person site visits to be undertaken by individual committee members. Committee members visited the Brockman mine and the Winu project in Western Australia, the Resolution Copper project in Arizona, US, and Energy Resources Australia in the Northern Territory, Australia. At these site visits, Sustainability Committee members received briefings on Health, Safety, Environment and Security (HSES) and Community and Social Performance (CSP) matters and the management of material HSES and CSP risks, and met with key personnel. These visits gave the Directors a chance to observe the culture and leadership, consider the CSP frameworks and management systems, and see the daily cadence of risk management with a diverse cross-section of the workforce from frontline to leaders, partners and contractors. These visits provide a valuable opportunity to assess whether we are meeting the expectations of Traditional Owners, First Nations peoples, and local communities. Winu project site, and Brockman 4 mine, Western Australia Megan Clark visited the Winu project in the Paterson region of Western Australia and received briefings on engagement with Traditional Owners, the Nyangumarta Warrarn and Martu, drilling results, health and safety systems and risk management. Daily pre-start meetings showed our safety maturity model in action. She also visited Brockman 4 operations and reviewed the progress of the Juukan Gorge remediation programme with the Puutu Kunti Kurrama Elders. While on site, the front line leaders also shared real life examples of the Integrated Heritage Management Process, including the new heritage checklist for blasting activities and their approach to water management. Employees at the Winu copper-gold project, Western Australia. 139Annual Report on Form 20-F 2021 | riotinto.com Governance

Our stakeholders - Section 172(1) statement On pages 20-22 of this report, we have set out why the interests of these stakeholders are of strategic importance to Rio Tinto. In the section below, we provide more information on how the Board engages and communicates with stakeholders, and how it takes account of their interests in its decision making. This section, together with the information on pages 20-22, constitutes our section 172(1) statement. Our workforce How we engage and communicate We engage with our workforce regularly and through a wide variety of channels. In 2021, these channels included twice-yearly engagement surveys and more regular, local surveys to gauge concerns around COVID-19, as well as email and video updates on subjects such as people changes, safety shares and Group news, including video interviews with the Chief Executive and Chairman during COP26. In addition, we held focus groups with members of the Board, town halls with the Chief Executive, Chairman, Executive Committee members and our local Business Resilience Teams, and shared these events more widely via our intranet, Element, and employee app, RT Connect. During the year, we also launched a series of podcasts entitled “Conversations with the Board”. In the first of these, Ben Wyatt and Ngaire Woods spoke about their thoughts on the company’s key priorities, its values, what attracted them to join Rio Tinto, and their first impressions of the Board and the Group. The second podcast featured Jennifer Nason and Simon McKeon who reflected on how the Group has evolved since they joined the Board, how they see their role in supporting our new strategy, with the low-carbon transition at its heart, and what they took away from their engagement sessions with some of our RioExperts and employees from our graduate development programme. In March, we launched a new, enhanced confidential reporting programme – myVoice. It is designed to help our people voice concerns when something at work does not feel right. To date, we have seen a noticeable increase in reporting, which we believe indicates that more people are feeling comfortable to share concerns and more confident that they will be addressed. In response to employee focus groups held in 2020 and new research into workplace culture, the Everyday Respect task force was launched in March 2021 to improve how we prevent and respond to bullying, sexual harassment, racism and other forms of discrimination at work. The work of the task force has been shaped by our people, combined with the support of independent, external subject matter experts and well-founded research. The first step was to listen to our people. We held 109 group listening sessions and had more than 10,000 survey responses, and over 3,000 frontline insights were shared. More information about Everyday Respect can be found on page 101. How the Board has taken account of these interests At the beginning of 2021, we appointed Simon McKeon as our designated Non-Executive Director for workforce engagement. In this role, Simon has overseen the development of the programme of workforce engagement events (including the town halls, podcasts, videos and site visits described above) and reports back to the Board twice-yearly on feedback received via these engagements. These reports are supplemented by a newly developed quarterly “employee dashboard” which provides insights into our people’s interests and concerns. See page 138 for more details on the employee dashboard. The results and reflections of our twice-yearly People Survey are also considered by the Board, together with proposed actions and improvement ideas. As part of our commitment to ensure sustained cultural change across our global operations, we commissioned a comprehensive review of our workplace culture by Elizabeth Broderick & Co. The review identified disturbing findings of bullying, sexual harassment, racism and other forms of discrimination throughout the Group. The Board reviewed a draft of the report as part of the work being undertaken by our Everyday Respect task force. The Board fully endorsed management’s recommendation to publish the findings of the review in full as part of the Group’s commitment to creating a safer, more respectful and more inclusive workplace. It also fully supports the recommendations of the report and will monitor the progress of their implementation. In recognition of the findings in the Everyday Respect report, the management team recommended that a downward adjustment be made to the 2021 STIP payments. The Remuneration Committee concluded that a reduction of 5% should be applied to the total STIP payment for current Executive Committee members and an equivalent adjustment be made to the 2020 unvested Bonus Deferral Awards (BDA) held by former Executive Committee members. The STIP for 2022 will also include objectives linked to the recommendations arising in the report. Communities How we engage and communicate We have made numerous improvements to the way we connect with communities and Traditional Owners. Accountability for Traditional Owner and community relationships has been reallocated to sit clearly with the site General Manager. This means that Traditional Owners and those in the community now have direct access to the site team and are able to resolve issues much more quickly. Board members have met many Traditional Owners and communities at site visits, four of which took place during the year. More information on the site visits can be found on pages 138-139. How the Board has taken account of these interests In response to the Board Review following the tragic destruction of the rock shelters at Juukan Gorge, a Communities and Social Performance (CSP) Area of Expertise (AoE) was established, reporting to Kellie Parker, our Chief Executive, Australia who is based in Brisbane and is a member of our Executive Committee. The CSP AoE ensures The Board is required by the UK Companies Act 2006 to promote the success of the Company for the benefit of our shareholders, and in doing so, to take into account the interests of our wider stakeholders. Our key stakeholders are our workforce, the communities in which we operate, civil society organisations, governments, our investors, our customers, and our suppliers. Annual Report on Form 20-F 2021 | riotinto.com140

conformance with Group policies, standards and procedures, including the Integrated Heritage Management Process, and shares best practice worldwide. The CSP AoE sits alongside the existing Health, Safety, Environment and Security (HSES) function. This helps to ensure that communities and heritage risk processes are aligned with our existing robust health, safety and environmental systems. The CSP AoE also oversees internal assessments and reviews, including deep dives and operational reviews in conjunction with experts from our Group Risk function. The framework includes a rigorous annual self-assessment and certification of impacts and risks. Internal Audit provides a third line of defence. In September 2021, we published our first Communities and Social Performance Commitments Disclosure Interim Report. We are committed to ensuring that the Traditional Owners of the lands on which we operate contribute to and shape how we report. During July and August 2021, we sought feedback from Traditional Owner groups in the Pilbara on our progress regarding some of the commitments made as part of the Board’s review of our management of cultural heritage. We have established an Australian Advisory Group (AAG) which brings together an eminent group of independent advisers to provide guidance on current and emerging issues, and better manage policies and positions that are important to both Australian communities and our broader business. This is one of the 11 commitments we made as part of our action to strengthen our processes and approach to cultural heritage, following the destruction of the rock shelters at Juukan Gorge in May 2020. Advising the Chief Executive, Australia, the AAG will comprise a minimum of 60% Aboriginal or Torres Strait Islander membership, with an Indigenous Australian Chairperson. The Sustainability Committee will engage with the AAG to share experiences in the Australian context. The group has not yet met, with the first AAG meeting to be held in late March, 2022. Recognising that trust still needs to be earned, the inaugural meeting will explore how the group will work together with Rio Tinto leaders. This will include setting of expectations and co-designing protocols for the group’s governance. More information can be found on page 95. Civil society organisations How we engage and communicate We use different methods to engage with civil society organisations and tailor those methods to the needs of each group. We have established channels of dialogue with community organisations at our sites and projects, and since 2018 have held annual regional roundtable discussions involving civil society organisations, members of the Board, Executive Committee members and senior leaders. By highlighting concerns about environmental, social and governance issues, and advising us on how we can improve, civil society organisations can be an important advocate for change. We believe that significant progress in preventing and addressing complex ESG challenges will only be achieved through genuine dialogue and engagement between governments, business, investors, consumers and civil society organisations. The challenges include climate change, water management, biodiversity, human rights violations, and bribery and corruption. In order to build trust and sustain public support, we also recognise that it is vital that all parties adopt high standards of integrity, transparency and accountability in their work in these areas and that civil society organisations maintain their independence from party politics. How the Board has taken account of these interests In November 2021, the Board held three roundtables in Australia, northern America and Europe. A diverse group of civil society organisations was represented. The agendas were tailored for each region and informed by preparatory conversations with the participants. Topics discussed were wide ranging and included our new strategy, our new climate change targets, nature, Juukan Gorge, QIT Madagascar Minerals (QMM), human rights, and our key projects. A number of agreements were reached regarding information sharing, follow-up meetings were arranged, and actions were agreed by members of the Board, Executive Committee and senior leaders in response to the issues raised by the civil society organisations that attended. We also sought feedback on the sessions from the attendees via a survey and some direct messages. In general, participants felt the roundtables provided a valuable opportunity to engage with senior leaders and welcomed the tone and openness to listening to their perspectives. The members of the Board who did not join the meetings received and noted a paper which summarised the discussions and outcomes. Representatives of civil society organisations are periodically invited to engage directly with the Board to inform decision making on critical areas of policy or strategy development. In 2021, the Board received a presentation from the World Benchmarking Alliance, which represents organisations working at global, regional and local levels to shape the private sector’s contributions to achieving the United Nations Sustainable Development Goals (UN SDGs). See page 75 for information on our approach to the UN SDGs. Governments How we engage and communicate We engage with governments at all levels on issues that affect, or could affect, the Group. We do this via direct engagement and indirectly through our trade association partners and international forums, such as the Extractive Industries Transparency Initiative and the International Council on Mining and Metals. We contribute relevant evidence and information, and share experiences and expertise that help to inform the development of robust public policy and regulation. In 2021, we engaged with the Australian Government regarding our senior leadership changes, heritage issues, our investment strategy, energy and decarbonisation. With support from the Governments of Canada and Quebec, we continue to progress ELYSIS, our project with Alcoa that aims to eliminate direct greenhouse gases from the aluminium smelting process. We continue to work with the Government of Guinea to explore ways to optimise, develop and fund the world- class Simandou iron ore deposit. We regularly contribute to EU public policy development on issues such as critical minerals strategy, battery legislation, green mining principles and due diligence legislation. We work closely with the Government of South Africa to support the operational stability at Richards Bay Minerals. In the US, we advocate on public policy related to the North American supply chain and, specifically, alignment on climate change, critical minerals and materials, renewable energy, and trade. How the Board has taken account of these interests The Board receives regular updates and papers regarding all of these projects and in doing so oversees engagement with governments and considers their interests. Members of the Board also engaged directly with representatives of the Governments of Australia, Guinea, Serbia, Mongolia, Canada and the UK and discussed a wide range of issues including: – Heritage issues, investment and decarbonisation, in Australia. – The Jadar project, the development of battery and electric vehicle value chains in Serbia and Europe. – The development of the Oyu Tolgoi underground project. – Decarbonisation opportunities in Canada. – The UK Government’s critical minerals strategy. 141Annual Report on Form 20-F 2021 | riotinto.com Governance

Our stakeholders continued Investors How we engage and communicate We hold two annual general meetings (AGMs) each year, one in Australia and one in the UK. Due to COVID-19-related restrictions, our UK AGM was an online event for the second consecutive year. However, we were able to host a hybrid AGM in Perth, Western Australia. Institutional and retail investors were able to engage directly with the Board and management at and around the AGMs. We also maintain a programme of engagement with investors and analysts to ensure both current and potential new investors have the opportunity to hear from executives, the Chairman and subject matter experts from across the business. We held an online Communities and Social Performance seminar in March in which the Chair of our Sustainability Committee, our Chief Executive, our Chief Executive, Australia, our Chief Technical Officer and other experts from across the Group provided investors and analysts with an update on our approach to cultural heritage, which also included case studies from some of our operations in Canada and the Northern Territory of Australia. Every two years, we update financial markets on our strategy. In October, we held an in-person Investor Seminar in London, hosted by our Chief Executive and the entire Executive Committee, which included presentations from Perth, Brisbane and Singapore. The focus of the event was to outline the actions being taken to strengthen the business and improve performance. At the event, we also unveiled our longer- term strategy to ensure we thrive in a decarbonising world and continue to deliver attractive shareholder returns, in line with our policy. How the Board has taken account of these interests In responding to feedback from investors, the Board has continued to deliver a strategy of maximising shareholder returns while allocating capital with discipline for future growth and sustained operational performance through the macroeconomic and commodity cycles. Given investor interest in ESG issues, including climate change and our work with communities around the world, the Board considers these issues during its strategy sessions when assessing our portfolio positions. The Chairman engaged extensively with investors across multiple markets in advance of our AGMs to understand their perspectives. He also led twice-yearly meetings with the Climate Action 100+ (CA100+) investor groups in Europe and Asia, to convey how our new strategy integrates the net zero transition into our business, including our portfolio, capital investment decisions, and business planning. The discussions focused on the key indicators in the CA100+ Net Zero Company Benchmark. In particular, our Scope 1 and 2 targets, the approach to Scope 3 emissions, capital allocation alignment, governance, and our climate policy engagement. These engagements with CA100+ provide us with a valuable sounding board as we implement our strategy, respond to requisitioned resolutions and develop our reporting. At the 2021 AGMs, we received strong shareholder support for our new Remuneration Policy which included the introduction of ESG metrics into our incentives. At the same AGMs, shareholders also registered a vote against our Remuneration report, specifically in response to the treatment of departing executives in the light of Juukan Gorge. The Committee engaged extensively with shareholders and proxies before and after the AGMs on remuneration-related matters. The feedback received contributed to the establishment of the Consequence Management Framework that provides a set of guardrails to guide the Remuneration Committee in the exercise of discretion and application of malus and clawback. In addition, we updated the Long term incentive plan leaver provisions to further strengthen the Committee’s ability to apply discretion so as to ensure that incentive pay outcomes are fair, appropriate and defensible. Customers How we engage and communicate Throughout 2021, we have expanded our commercial activities into new areas to meet customer needs. This includes the expansion of our portside sales presence to 15 ports in China, meeting demand from more than 80 iron ore customers, and the expansion into bonded warehouse sales for our aluminium business. Following a successful rollout in other products, including iron ore, we expanded our WeChat presence to the boron agriculture market in China. This new channel provides a simple way for customers to interact with our local team. Climate change is one of the biggest challenges facing our customers and our supply chains, and it will take a coordinated effort to make meaningful progress. We continue to focus on innovative partnerships with customers to meet their needs and help produce sustainable products. This includes partnering to develop new products such as with AB InBev to produce beverage cans made from low-carbon aluminium that meets industry- leading sustainability standards. We are also partnering with Shawinigan Aluminium, to create custom alloys containing our lowest carbon metal with our customers’ scrap. In addition, we are partnering with our customers to support the decarbonisation of their processes to reduce Scope 3 emissions. More information can be found on page 71. For the past three years, we have sought feedback annually via our customer survey, the results of which are shared with the Board by the Chief Executive and allow us to continue to shape these important relationships. How the Board has taken account of these interests In response to customer requirements for greater transparency on ESG standards throughout the value chain, we have set a new standard in traceability for the aluminium industry with START, a “nutritional label” for responsible aluminium. Through blockchain technology, START helps customers meet the demand from consumers for transparency on where and how the products they purchase are made and aims to empower end-users to make informed choices about the products they buy. We continue to work closely with our customers to manage the pressures placed on the supply chain as a result of COVID-19. Suppliers How we engage and communicate Our suppliers are critical to the development and safe running of our global operations and we are committed to continuing to build strong relationships with them. We engage regularly with our supplier partners. Throughout the COVID-19 pandemic our relationships with our suppliers have deepened. We have partnered with key suppliers, Komatsu and Caterpillar, to develop zero-emissions technologies and applications for mine-haulage systems. For the past two years, we have sought our suppliers’ feedback annually via our supplier survey, the results of which are shared with the Board by the Chief Executive. The survey results allow us to continue to shape these important relationships, building on general satisfaction and areas for improvement. The Board began tracking the progress of supplier satisfaction from the baseline developed in the 2020 survey. How the Board has taken account of these interests We fully recognise the importance of paying suppliers promptly, in particular in the case of smaller companies. In 2021, we introduced faster payments for small suppliers across much of the world. We also reduced payment terms for regional and Indigenous suppliers in Australia. For more information on our work with our suppliers, including our partnerships to reduce emissions and decarbonise, and our work with local suppliers, see pages 66-67 and 70-71. Annual Report on Form 20-F 2021 | riotinto.com142

The Board had seven scheduled meetings in 2021 and three additional meetings were held to discuss matters outside the Board’s regular agenda items. Set out below are some of the matters which the Board has considered during the year. Matters discussed in 2021 At every Board meeting, the Chief Executive and Chief Financial Officer report on the safety, operating and business performance of the Group against our key performance indicators, as well as how certain material stakeholder issues are being managed. The Board also received detailed reports from the management team relating to progress on major growth projects and updates on operations. In addition, the Board invites external subject matter experts to present on issues relevant to major strategic or operational matters. Examples in 2021 included: Growth projects – In April, the Board considered and approved a proposal to enter into binding heads of agreement with Turquoise Hill Resources for an updated funding plan for the completion of the Oyu Tolgoi underground project in Mongolia. – In July, the Board considered and approved a request for development capital of $2.4 billion for the Jadar lithium-borates project in Serbia. This project remains subject to receiving all relevant approvals, permits and licences. – In December, the Board considered and approved a request to acquire the Rincon lithium project in Argentina. – In December, the Board also noted an update regarding our capital projects, including Resolution Copper and Simandou. Operational – In February, the Board received an update on the Resolution Copper project. The project had achieved a critical permitting milestone with the publication of the Final Environmental Impact Statement under the United States National Environmental Policy Act. – In July, the Board received an update on Energy Resources of Australia (ERA) and the transfer of tenure for the town of Jabiru. The Board agreed to include ERA as a regular item on the Sustainability Committee’s agenda as part of that Committee’s responsibility in monitoring progress on cultural heritage management issues across the Group. – In July, the Board also received an update on challenges at Richards Bay Minerals. The Board considered the security situation and endorsed the management team’s proposal that operations would not be restarted until the community-related issues were resolved satisfactorily. The Board acknowledged that the priority was to understand and resolve the root causes of the community issues. – In December, the Board discussed and approved the Group’s IS&T strategy and the Group’s risks and controls relating to cyber security. – In December, the Board reviewed an evaluation of the status of the Group’s ore reserves and mineral resources. ESG The Board has ultimate oversight of environmental, social and governance matters, but has delegated responsibility for certain matters to the Sustainability Committee. During the year, the Board reviewed its forward agenda of matters to be discussed, considered its constitution, composition and performance, and reviewed any new or amended Group policies. In addition, it considered the following governance matters: – In February, the Board received and noted a paper regarding the Board and committee evaluation plan. – In April, the Board was updated on the steps being taken to rebuild stakeholder relations in Australia following the tragic events at Juukan Gorge in May 2020. During the update, the Board noted that listening to our stakeholders and ensuring that we meet their expectations will be critical to regain their trust. The need to focus on improving and consistently demonstrating our ESG credentials was also recognised. The management team continued to work on defining initiatives to rebuild trust with each stakeholder group. – In July, the Board received an update regarding a number of initiatives to continue to strengthen and improve our approach to cultural heritage and community relations. In particular, the Board considered progress with the Australian Advisory Group and our approach to the modernisation of our Rio Tinto Iron Ore agreements. – In September, the Board and Executive Committee participated in a joint review of the events surrounding the destruction of the Juukan Gorge rock shelters. The aim was to analyse our response to the crisis, share and understand each other’s experiences and perceptions during the crisis, reach a common understanding of lessons learned, reset and strengthen the relationship between the Board and the new Executive Committee, and improve our collective response to any future crisis. – In December, the Board considered and endorsed the 2022 annual plan and received and noted an update on ethics and compliance. – In December, the Board noted a paper regarding the draft “say on climate” resolution to be proposed at the 2022 AGMs. 143Annual Report on Form 20-F 2021 | riotinto.com Governance

People The Board receives regular updates on our people-related initiatives to attract, develop and retain the best people, which is crucial to our success. Some of the topics covered in 2021 are below: – In April, the Board discussed and approved the composition of the new Executive Committee. The Board noted that the transition was progressing as planned and that attention had turned to establishing the teams and structures below the Executive Committee. – In July and December, the Board received papers on the Group’s twice-yearly people engagement survey results and noted the initiatives being pursued in response to the findings. – In December, the Board received an update on the Everyday Respect task force, including an overview of the discovery phase findings, recommendations and plan. (See page 101 for more details.) Strategy and risk In 2021, the management team carried out a comprehensive review of the Group’s strategy and presented strategic topics and analysis to the Board in two separate meetings in May and September. The Board considered options presented by the management team and approved the new integrated Group strategy in September. (See pages 14-17 for full details of our strategy.) The topics discussed included: May – Industry trends and strategic context for the business – Climate change and sustainability – The energy transition and green steel – Advancement of the Rio Tinto Safe Production System September – Culture, enablers and Group values – Green energy and the decarbonisation of our assets and value chain – Battery minerals and copper growth opportunities – Approach to our “excel in development” objective – New integrated strategy and financial implications In-depth reviews In addition, the Board received deep dives in October and December on key areas of the business including: October – Commercial update – Risk management and assurance (three lines of defence) – Review of our Iron Ore business December – An assessment of the Group’s principal risks and associated controls – An update on the aluminium market and trends and our strategy in response – The China Advisory Panel provided perspectives on China domestic policy priorities, implications of current reforms for doing business in China and with Chinese business internationally, and China-relevant geopolitical tends. The Panel provided the opportunity for the Board to ask questions and test assumptions with a well-rounded group of external experts. Matters discussed in 2021 continued Oyu Tolgoi copper and gold mine. South Gobi Desert, Mongolia. Annual Report on Form 20-F 2021 | riotinto.com144

Governance framework Good governance is about considering the right things, at the right time, with the right people and insights. We have tried to structure the way the Board works to support that objective, to strengthen our strategic focus, and to improve both the challenge and the support that the Board provides to the executive team. Here is a summary of the framework: Board Charter See the Board Charter for more information on the role of the Board and the delegation to management. Available at riotinto.com Board of Directors Rio Tinto produces minerals and metals essential to human progress. By doing so efficiently, effectively and sustainably, we aim to create long-term value for all stakeholders. Our purpose is supported by three core values - care, courage and curiosity. The Board is collectively responsible for pursuing this purpose and approves the strategy, budget and plans proposed by the Chief Executive to achieve this objective. Audit Committee Helps the Board to monitor decisions and processes designed to ensure the integrity of financial reporting, the independence and effectiveness of the external auditors, and robust systems of internal control and risk management. Nominations Committee Helps the Board determine its composition, and that of its committees. They are regularly reviewed and refreshed, so they are able to operate effectively and have the right mixture of skills, experience and background. Remuneration Committee Helps the Board ensure that remuneration policy and practices reward employees and executives fairly and responsibly, with a clear link to corporate and individual performance. Sustainability Committee Helps the Board oversee the Group’s integrated approach to sustainability and strategies designed to manage health and safety and social and environmental risks, including management processes and standards. Chairman’s Committee Supports the functioning of the Board and will consider urgent matters between Board meetings. Chief Executive Has delegated responsibility for the executive management of Rio Tinto, consistent with the Group’s purpose and strategy, and subject to matters reserved for the Board, as set out in the Schedule of Matters Reserved for the Board (available at riotinto. com), and in accordance with the Group’s delegation of authority framework. Investment Committee Reviews proposals on investments, acquisitions and disposals. Approves capital decisions within delegated authority limits, and otherwise recommends matters for approval to the Board, where appropriate. Risk Management Committee Oversees the management and mitigation of the principal risks that could materially impact the Group’s business objectives and exceed its risk tolerances. Ore Reserves Steering Committee Responsible for standards and control procedures in the ore reserves estimation and disclosure process. Ensures that these are effective in meeting internal objectives and regulatory requirements. Closure Steering Committee Oversees the process and controls designed to manage the material risks related to rehabilitation, closure and legacy operations. Disclosure Committee Reviews and approves the release of all significant public disclosures on behalf of the Group. Oversees the Group’s compliance with its disclosure obligations in accordance with all relevant legal and regulatory requirements, including processes to ensure such disclosures are accurate and timely. Executive Committee The Executive Committee supports the Chief Executive in the delivery of strategy, annual plans and commercial objectives, and managing the financial and operational performance of the Group. The following management committees support the Chief Executive in the performance of his duties. See page 151 See page 156See page 160See page 148 Australia Forum Advises the Board and Executive Committee on political, economic and social developments in Australia and how they could affect the business. China Advisory Panel Provides context and analysis to the Board and Executive Committee on political, commercial and policy developments relevant to our operations in China and with Chinese partners. 145Annual Report on Form 20-F 2021 | riotinto.com Governance

Evaluating our performance The Board recognises the benefit of an evaluation exercise that provides meaningful insight to Board and committee members on how they can improve their individual and collective contribution to the leadership and effectiveness of the Group. The evaluation also provides an important opportunity to agree on priorities for the coming year and develop an appropriate Board agenda. The Board undertakes an evaluation on an annual basis. This year, we undertook an internal evaluation which was facilitated by the Group Company Secretary and Lintstock, who consolidated responses to the questionnaires. The evaluations of the Board and committees were based on questionnaires distributed to all Directors. The views of Directors were consolidated into formal reports which were discussed by the Chairman with individual Directors and then in a plenary session by the Board and the relevant committees. A questionnaire was also sent to members of the Executive Committee and the Group Company Secretary to obtain their perspectives on the effectiveness of the Board and its committees. Every third year, we engage a professional external adviser to carry out the Board review to obtain an independent evaluation. The next external review will take place in 2022. Board and committee composition While the size of the Board and the level of diversity amongst Directors received high ratings, the range of skills and geographic representation were identified as an area for further focus. It was agreed that the key changes that should be made to the Board’s profile over the next three to five years might include (i) greater mining expertise, (ii) China experience, (iii) North America, particularly Canadian experience, and (iv) stronger ESG/decarbonisation expertise. It was also agreed that the Board should at least maintain the level of Australian representation. Actions: – Reinstate face-to-face meetings and site visits as soon as possible. – Add one additional member to the Audit Committee with recent and relevant financial experience. – Review the size and composition of the Sustainability Committee. – Review Board composition after appointment of the new Chair to ensure appropriate geographical representation and mining expertise. Stakeholder oversight The Board’s understanding of investors received a high rating, while the knowledge of other key external stakeholders received positive ratings overall. The value of the Board engaging with external stakeholders directly was highlighted by a number of respondents, for example through site and community visits, and the importance of maintaining a balanced understanding of stakeholder relationships was stressed. A few respondents indicated that there was scope to improve the understanding of communities and civil society organisations in particular. The importance of the monitoring of employee sentiment and culture was highlighted, acknowledging the COVID-19 constraints as in 2020. The decision to appoint a designated Non-Executive Director for employee engagement was supported. Actions: – Make greater use of the China Advisory Panel and other outside speakers. – Schedule talent pipeline and succession planning for the Executive Committee, including diversity. – Promote culture and values. – Enhance oversight of community management outside Australia and environmental management (particularly water and biodiversity). Board dynamics It was noted that relationships are developing well with the new Executive Committee, and that these benefited from the reset as part of the lessons learned from Juukan Gorge. The importance of the Board meeting face-to-face and resuming in-person site visits, when possible, was emphasised. Management and focus of meetings The management of Board meetings received high ratings. Actions: – Increase regularity of updates on major projects, with emphasis on what has changed since the last review. – Increase focus on operational delivery, through individual product group presentations. An effective Board depends on the personal development of individual Directors and continuous improvement in the operation of the Board as a whole. Annual Report on Form 20-F 2021 | riotinto.com146

Directors’ attendance at scheduled Board and committee meetings during 20211 Committee appointments Board Audit Nominations Remuneration Sustainability Chairman and Executive Directors Simon Thompson 7/7 6/6 6/6 7/7 Jakob Stausholm 7/7 Peter Cunningham – joined 17 June 2021 4/4 Non-Executive Directors Megan Clark 7/7 6/6 6/6 7/7 Hinda Gharbi2 7/7 6/6 5/6 7/7 Simon Henry 7/7 6/6 6/6 7/7 Sam Laidlaw 7/7 6/6 6/6 7/7 Michael L'Estrange – retired 6 May 20213 2/3 3/3 2/2 Simon McKeon 7/7 6/6 6/6 6/6 Jennifer Nason4 7/7 6/6 5/6 6/7 Ngaire Woods 7/7 6/6 6/6 7/7 Ben Wyatt – joined 1 September 2021 3/3 2/2 2/2 1. Outside of the scheduled meetings of the Board and committees for 2021, numerous ad hoc meetings took place to consider more urgent matters, including one Audit Committee meeting, six Board meetings, four Nominations Committee meetings and four Remuneration Committee meetings. 2. Hinda Gharbi was unable to attend a Nominations Committee meeting in December due to a prior conflicting commitment. 3. Michael L’Estrange was unable to attend a Board meeting in February for personal reasons. 4. Jennifer Nason was unable to attend meetings of the Sustainability Committee in October and the Remuneration Committee in December due to COVID-19 restrictions. Board support The Board packs were positively rated, although scope remained to make some papers shorter, with greater use of summaries. A few respondents identified scope to further improve the induction of new Directors. Response to Juukan Gorge Respondents provided positive feedback on the extensive discussions held in September 2021 in relation to the lessons learned following the destruction of the Juukan Gorge rock shelters, and the benefit that these sessions had in building cohesion within the Board, as well as with the Executive Committee. Strategy The recent Board strategy session received high ratings, but the importance of engaging on sustainability considerations more proactively, rather than reactively, was stressed. A few respondents indicated that gaining additional external perspectives on the company would be useful. The importance of the Board devoting more time to the understanding of new technologies and digitalisation, in terms of the opportunities and threats they represent for the business, was stressed. Actions: – Improve benchmarking against competitors. – Arrange presentations from each product group to provide the link between strategy and execution. – Continue to focus on China and technology/digital. Risk oversight Some respondents indicated that the Board should devote more time to risk, and in supporting the Executive Committee in continuing to enhance risk management processes. The importance of ensuring balanced consideration of both financial and non-financial risks was stressed. There was a range of additional recommendations made for further enhancing the oversight of risk, which the Audit Committee will follow up on in 2022. Action: – Enhance risk management oversight and processes (with Audit and Sustainability Committees). Board committee membership key Committee Chair Audit Committee Remuneration Committee Nominations Committee Sustainability Committee 147Annual Report on Form 20-F 2021 | riotinto.com Governance

The Nominations Committee seeks to ensure that the Board has the requisite mixture of skills, knowledge and expertise to provide robust oversight, and to identify and respond effectively to current and future opportunities and challenges. In our approach to succession planning and appointments, we are committed to building an effective, diverse, knowledgeable, collegiate Board that provides robust oversight, encourages differing perspectives, promotes collaboration and inclusion, and convenes outside expertise effectively to help it navigate the increasingly complex opportunities and threats facing the Group. The Nominations Committee was busy throughout the year, including overseeing the appointments of our new Chief Financial Officer, Peter Cunningham; a new Non-Executive Director, Ben Wyatt; and the new Chair-designate, Dominic Barton. In his first few months as Chief Executive, Jakob’s priorities included the appointment of his new Executive Committee and a review of their development needs. The Committee supported Jakob in this process. In addition to the appointments of Peter as Chief Financial Officer, nine other members of the Executive Committee took up new roles during 2021. Following the departure in October 2021 of our Group Executive – Strategy & Development, the Committee agreed with the recommendation of management that the role should cease as an Executive Committee position and endorsed a reallocation of the responsibilities, including: – Business Development, Mergers and Acquisition (M&A) and Strategy now report to the Chief Financial Officer. – Closure, Exploration and Energy & Climate Change report to the Chief Technical Officer. Nominations Committee report Chair succession On 19 December 2021, the Board announced that it had selected Dominic Barton to succeed Simon Thompson as Rio Tinto’s new Chair. Dominic will join the Board with effect from 4 April 2022 and be appointed to the role of Chair at the conclusion of the Rio Tinto Limited annual general meeting on 5 May 2022. Simon Thompson will step down as a Non-Executive Director of Rio Tinto and as Chairman at the same time on 5 May 2022, having served as Chairman for four years and as a Non-Executive Director since 2014. A Ugandan-born Canadian, Dominic spent over 30 years at McKinsey & Company, including nine as the Global Managing Partner and six as Asia Chairman. Most recently, he has been Canada’s Ambassador to China since 2019. He brings a wealth of global business experience having advised clients in a range of industries, including banking, consumer goods, high tech and industrials, as well as a deep insight of geopolitics, corporate sustainability and governance. Dominic’s previous corporate governance work includes being Chair of Teck Resources, a Non-Executive Director at the Singtel Group in Singapore and a Non-Executive Director at Investor AB in Sweden. He has held various public sector leadership positions, including Chair of Canada’s Advisory Council for Economic Growth and Chair of the International Advisory Committee to the President of South Korea on National Future and Vision. His business acumen and public sector insights position him to provide critical guidance and oversight to Rio Tinto’s leadership team. The Board is delighted to have appointed such an outstanding individual and is confident Dominic will lead the Rio Tinto Board with distinction. He has an impressive track record, with extensive and broad business and international relations knowledge, particularly in Asia, and a deep understanding of the link between business, governments and society. – Health, Safety, Environment & Security (HSES), Communities & Social Performance (CSP) and Energy Resources of Australia report to the Chief Executive, Australia. – Brand and Reputation, Communications and Media report to the Chief Legal Officer & External Affairs. Following this period of unprecedented management change, during 2022 the Committee, and the Board, will refocus on broader talent management and succession planning. Following the appointment of Dominic Barton as our new Chair, the Committee will also review the composition of the Board to ensure, amongst other things, that it has adequate mining expertise. Simon Thompson Nominations Committee Chairman 23 February 2022 Annual Report on Form 20-F 2021 | riotinto.com148

Nominations Committee members Simon Thompson (Chairman) Michael L’Estrange1 Megan Clark Simon McKeon Hinda Gharbi Jennifer Nason Simon Henry Ngaire Woods Sam Laidlaw Ben Wyatt 1. A member during 2021, stood down at the Rio Tinto Limited AGM in May 2021. Appointments to the Board – our policy We base our appointments to the Board on merit, and on objective selection criteria, with the aim of bringing a range of skills, knowledge and experience to Rio Tinto. This involves a formal and rigorous process to source strong candidates from diverse backgrounds and conducting appropriate background and reference checks on the shortlisted candidates. We aim to appoint people who will help us address the operational and strategic challenges and opportunities facing the company and ensure that our Board is diverse in terms of gender, nationality, social background and cognitive style. As such, we only engage recruitment agencies that are signed up to the Voluntary Code of Conduct on diversity best practice. When recruiting government or former government officials to join the Rio Tinto Board, we comply with any restrictions and obligations existing pursuant to relevant laws and regulations, including with respect to confidentiality, lobbying and conflicts of interest. For example, the timing and terms of the recent appointments of Ben Wyatt and Dominic Barton complied with all relevant restrictions and obligations. In Mr Wyatt’s case, there was no requirement for any “cooling off” period between Mr Wyatt ceasing to serve as a government official and joining the Rio Tinto Board as a Non-Executive Director. However, as a matter of good practice, a six-month “cooling off” period after leaving office was mutually agreed by both parties. We believe that an effective Board combines a range of perspectives with strong oversight, combining the experience of Directors who have developed a deep understanding of our business over several years with the fresh insights of newer appointees. We aim for our Board composition to reflect the global nature of our business. We currently have four different nationalities (including dual nationalities) on a Board of 11. The Committee engaged Spencer Stuart to support the search for a new Chair. The recruitment of Ben Wyatt as a Non-Executive Director was not supported by an external agency. The Committee is satisfied that Spencer Stuart does not have any connections with the company or individual Directors that may impair their independence. The key skills and experience of our Board are set out in the table at the end of this report. Our diversity and inclusion policy sets out our expectations around the behaviours needed for an inclusive and diverse workplace. The policy is co-owned and supported by the Board and Executive Committee. At a Group level, we report against gender diversity targets (see page 28) and achievement of these targets contributes to the variable remuneration of senior executives. In addition, each of our operations has locally-set employment targets. Their performance against these targets can be found in our 2021 Sustainability Fact Book. Read our full policy on our website – riotinto.com/sustainability/policies. Our key responsibilities The purpose of the Nominations Committee is to review the composition of the Board. The Committee leads the process for appointments, making recommendations to the Board as part of succession planning for both Non-Executive and Executive Directors. It also approves proposals for appointments to the Executive Committee and monitors the succession planning and development of a diverse talent pipeline for Executive Committee members and their direct reports. Membership of the Committee All Non-Executive Directors are members of the Nominations Committee. The Chief Executive and the Chief People Officer are invited to attend all or part of meetings, as appropriate. The Committee is chaired by the Chairman of the Board, unless the matter under consideration relates to the role of the Chairman. During 2021, the Chairman did not attend meetings where his succession was discussed. The Committee had six meetings in 2021. Attendance at these meetings is included in the table on page 147. Gender diversity The Board recognises that it has a critical role to play in creating an environment in which all contributions are valued, different perspectives are embraced, and biases are acknowledged and overcome. The Board shares ownership with the Executive Committee of the Group’s inclusion and diversity policy, which can be found at riotinto.com. We also discuss diversity and inclusion in the Sustainability section of this Form 20-F. The proportion of women on the Board is 36.4% (four women and seven men). The Group has continued to set measurable gender diversity objectives for the composition of senior leadership and graduate intake. Progress on diversity is shown in the Sustainability section on pages 101-102, where we show a breakdown by seniority. Length of tenure of Non-Executive Directors 2 5 4 0 – 3 years +3 – 6 years +6 – 9 years 149Annual Report on Form 20-F 2021 | riotinto.com Governance

Nominations Committee report continued Define Review Identify Assessment Appointment Induction An executive search agency was appointed to manage the process, working with the Senior Independent Directors, Sam Laidlaw (UK) and Simon McKeon (Australia) and the Group Company Secretary. A candidate specification was prepared and agreed with the Committee. The finalisation of the specification also included discussions with a cross-section of our shareholders in relation to the attributes, experience and skills they expected in the new Chair. These included proven experience of managing highly complex, cross-border relationships across multiple stakeholders, a strong track record of working in Asia and emerging markets, a commitment to the highest ESG standards, and a proven ability to lead a Board and act as a mentor to the Executive team. The executive search agency, Spencer Stuart, identified potential candidates to create a longlist and presented this to the Committee for consideration. The Board agreed the most suitable potential candidates from the longlist and instructed the executive search agency to approach them for interview and assessment. The shortlisted candidates were invited for initial assessment and interview, initially by the executive search agency and then by the full Board. The successful candidate was recommended for appointment to the Board. The Chair appointment and induction process Skills and experience of the Chairman and Non-Executive Directors Area of expertise No. of Directors Business leadership Board level experience in a major corporation. 7 Capital projects Experience of developing large-scale, long-cycle capital projects. 5 Financial Proficiency in financial accounting and reporting, corporate finance, internal controls, treasury and associated risk management. 5 Mergers and acquisitions Experience of mergers, acquisitions, disposals and joint ventures. 5 Global experience Work experience in multiple global locations, exposed to a range of political, cultural, regulatory and business environments. 8 Corporate governance Experience on the board of a major corporation subject to rigorous corporate governance standards. 6 Government and international relations Interaction with governments and regulators or involvement in public policy development and implementation. 4 HSES/ESG Familiarity with issues associated with workplace health and safety, asset integrity, environment and social responsibility, and communities. 6 Climate change Knowledge and experience of climate-related threats and opportunities including climate science, low-carbon transition and public policy. 6 Communities and social performance Experience of working with communities to optimise the benefits and minimise negative impacts of business activities. 6 Marketing Senior executive experience in marketing, and the development of product and/or customer management strategies. 2 Mining Senior executive experience in a large, global mining organisation involved in the discovery, development, operation and closure of mines. 2 HR/remuneration Experience of talent recruitment, retention, development and incentives. 4 Technology/digital Experience of managing research, development and innovation, including digital technology. 2 The Group Company Secretary has arranged a comprehensive induction programme for the Chair-designate. It includes meetings with each Board member, the members of the Executive Committee and the senior leadership team. The overall programme is designed to ensure that Dominic will gain a thorough understanding of our: 1. Purpose, strategy and values. 2. Culture and people, including visits to our major sites and projects, with opportunities to meet with the local management teams and workforce. 3. Business and operations, through a series of tailored teach-ins, training programmes and site visits. 4. ESG agenda and what we are targeting to build our impeccable credentials. 5. Investors, including a detailed engagement plan with institutional and retail investors. 6. Key stakeholders, including host governments, communities, customers and suppliers. 7. Governance and regulatory framework, both in the UK and in Australia, and our capital and financing structure. Annual Report on Form 20-F 2021 | riotinto.com150

I am pleased to report on the work of the Audit Committee in 2021. This is set out in detail over the following pages, but in this introduction I would just like to highlight a few aspects of the year. As usual, a significant proportion of the Committee’s time has been spent considering the significant issues of judgment relating to the financial statements. In 2021, these included impairment charges/ reversals, exclusions, closure provisions, climate change, tax, litigation and, for the first time, potential provisions for liabilities associated with Traditional Owners of land on which we operate. Our primary focus has been on potential impairments of assets and future closure liabilities. In each case, our work is focused on ensuring issues are identified early, the correct accounting judgments are made and that these matters are appropriately disclosed in our financial reporting. Further detail on these issues is provided on page 153. In 2021 the Board has seen a further intensification of the focus on climate change. The Audit Committee has focused on the potential implications for the financial statements, in particular on price scenarios, asset valuations, lifetime of resources and future costs of closure. These matters contain significant uncertainties and complexity from an accounting perspective, and the Committee has carefully considered the accounting judgments involved and appropriate disclosures in our financial reporting. Further information on climate change-related financial reporting is provided on page 155 of the Audit Committee report. We closely monitor developing regulatory requirements in the three jurisdictions in which we are listed, and have contributed fully to the likely 2022 release of new requirements in the UK. Our intent is to be a valued contributor to positive developments in corporate governance, and to adopt new requirements in a timely way. In addition, it is clear that regulator and societal expectations are increasing within existing requirements, and we have worked with our external auditors to ensure that our risk, control and assurance frameworks are developing at pace in line with best practice. In 2021, together with the Sustainability Committee, the Audit Committee has taken a particular interest in the effective development and operation of the “three lines of defence” assurance model. The Company’s Internal Audit function has played a major role here, overseen by the Committee. Lastly, I would like to express my thanks to my fellow Committee members and to others who support the work of the Committee. Sadly, 2021 has seen the continuation of the COVID-19 pandemic, and the travel restrictions associated with it have meant it has remained largely impossible for us to meet in person. That the Committee has managed to complete its full programme of work despite this challenge is testament to the skill and commitment of all involved. I hope that readers will find the information set out on the following pages interesting and informative. Simon Henry Audit Committee Chair 23 February 2022 Audit Committee report Audit Committee members Simon Henry (Chair) Hinda Gharbi Simon McKeon Membership The members of the Committee are all independent Non-Executive Directors, and their biographies can be found on pages 134-135. The Chairman of the Board is not a member of the Committee. As Rio Tinto’s securities are listed in Australia, the UK and the US, we follow the regulatory requirements and best practice governance recommendations for audit committees in each of these markets. Australian listing requirements In Australia, the members, and the Committee as a whole, meet the independence requirements of the ASX Principles. Specifically, the Committee members between them have the accounting and financial expertise and a sufficient understanding of the industry in which the company operates to be able to discharge the Committee’s mandate effectively. UK listing requirements In the UK, the members meet the requirements of the FCA’s Disclosure Guidance and Transparency Rules, and the provisions of the UK Corporate Governance Code relating to audit committee composition. Simon Henry, the Chair of the Committee, is considered by the Board to have recent and relevant financial experience. Simon Henry and Hinda Gharbi both have extensive prior experience of the natural resources sector. Simon McKeon has gained experience of the mining sector by serving on the Board and on the Committee, and through regular site visits, reports and presentations. The Committee as a whole has competence relevant to the sector in which the company operates. US listing requirements In the US, the requirements for the Committee’s composition and role are set out in SEC and NYSE rules. The Board has designated Simon Henry as an “audit committee financial expert”. The Board also believes that the other members of the Committee are financially literate by virtue of their wide business experience. 151Annual Report on Form 20-F 2021 | riotinto.com

Committee remit The Committee’s objectives and responsibilities are set out in our terms of reference (see riotinto.com). These follow the relevant best practice recommendations in Australia, the UK and the US. Our main duties are: Financial reporting – we review the key judgments needed to apply accounting standards and to prepare the Group’s financial statements. We also review the narrative reporting that goes with these, with the aim of maintaining integrity in the Group’s financial reporting. Finally, we monitor any exclusions made in deriving alternative (non-GAAP) performance measures such as underlying earnings. External audit – we oversee the relationship with the external auditors and review all the non-audit services they provide, and the fees for these, to safeguard the auditors’ independence and objectivity. We also assess the effectiveness of the external audit and, when necessary, carry out a formal tender process to select new auditors. Framework for internal control and risk management – we monitor the effectiveness of the Group’s internal controls, including those over financial reporting. We also oversee the Group’s risk management framework. Group Internal Audit (GIA) – we oversee the work of GIA, and its head, who reports functionally to our Committee Chair. Mineral resources and ore reserves – we oversee the reporting and assurance of mineral resources, and consider the impact on financial reporting. Distributable reserves – we provide assurance to the Board that distributable reserves are sufficient, and in the correct corporate entities, to support any dividend proposals. These duties feed into an annual work plan that ensures we consider issues on a timely basis. The Committee has authority to investigate any matters within its remit. We have the power to use any Group resources we may reasonably require, and we have direct access to the external auditors. We can also obtain independent professional advice at the Group’s expense, where we deem necessary. No such advice was required during 2021. The Committee Chair reports to the Board after each meeting on the main items discussed, and the minutes of our meetings are circulated to the Board. We had six Committee meetings in 2021. Attendance at these meetings is included in the table on page 147. The Committee has met three times to date in 2022. The Chairman of the Board, the Chief Financial Officer, the Group Financial Controller and the heads of GIA and Risk regularly attend our meetings, as do the Chief Legal Officer & External Affairs, and the Group Company Secretary. We invite other senior executives and subject-matter experts as needed. The external auditors were present at all of the Committee meetings during the year. The auditors review all materials on accounting or tax matters in advance of each meeting, and their comments are included in the papers circulated to Committee members. The audit partners also meet with our Committee Chair ahead of each meeting to discuss key issues and raise any concerns. The Committee meets regularly in private sessions. We also hold regular private discussions with the external auditors. Management do not attend these sessions. The Committee Chair also has regular contact and discussions with these stakeholders outside the formal meetings. Audit Committee report continued Other focus areas in 2021 In addition to our scheduled workload, the Committee also considered: – An annual review and benchmarking of Rio Tinto’s accounting policies and an overview of newly issued International Financial Reporting Standards (IFRS) standards and interpretations. – A summary of the key financial measures relating to the Group’s pension plans and the factors affecting those figures. – Possible enhancements to the Group’s long-term viability statement, and the scenario modelling that underpins it, based on the recommendation in the Brydon Report. – After a robust process, in early 2022 the Committee recommended to the Board that the draft 2021 Annual Report is, taken as a whole, fair, balanced and understandable. We also reviewed the quality and effectiveness of the Group’s internal control and risk management systems in a joint session with the Sustainability Committee, which oversees a number of key corporate risks. This review included the effectiveness of the Group’s internal controls over financial reporting, and the Group’s disclosure controls and procedures in accordance with sections 404 and 302 of the US Sarbanes-Oxley Act 2002. The Committee also considered reports from GIA and KPMG on their work in reviewing and auditing the control environment. Contact with regulators During the year, the Company received a letter from the FRC’s Corporate Reporting Review team requesting information in relation to their review of the 2020 financial statements. The principal areas where they required further information related to: Funding of Oyu Tolgoi, Alternative Performance Measures and deferred tax assets. Management’s response was reviewed by the Committee Chair and discussed with the external auditors and additional disclosure has been incorporated in the 2021 financial statements in relation to these areas. The FRC Review team was satisfied with the response from the company and the proposed enhancements to disclosures. The scope of the review by the FRC was limited to reviewing the 2020 Annual Report and correspondence with management and does not provide assurance that the report and accounts are correct in all material respects. Use of Committee meeting time in 2021 Financial reporting 40% External audit 20% Internal control and risk management 20% Internal audit 15% Governance 5% Annual Report on Form 20-F 2021 | riotinto.com152

Significant issues relating to the financial statements There were six significant issues considered by the Committee in relation to the financial statements: Matters considered Conclusion Review of carrying value of cash- generating units and impairment charges/reversals The Committee assessed management’s determination of cash-generating units, review of impairment triggers and consideration of potential impairment charges and reversals over the course of the year. Impairment triggers were identified at the Oyu Tolgoi and Kitimat cash-generating units. The Committee considered the key judgments made by management in relation to discount rates, forecast commodity prices and sensitivities in relation to climate change. Specifically with respect to Oyu Tolgoi the Committee received an update on the status of negotiations with the Government of Mongolia, technical readiness for the undercut and mine design. The Committee reviewed disclosures related to impairment reviews in note 6 and the impairment charges of $0.3 billion. Application of the policy for items excluded from underlying earnings The Committee reviewed the Group’s policy for exclusion of certain items from underlying earnings and confirmed the consistent application of this policy year on year. The items excluded from underlying earnings comprised a net expense of $0.3 billion. A reconciliation of underlying earnings to net earnings is presented in note 2. Estimate of provision for closure, restoration and environmental obligations The Committee reviewed the significant changes in the estimated provision for closure, restoration and environmental obligations by product group and legacy management. The Committee received updates on closure studies completed in the period and discussed with management the accounting policy for legacy sites. The Committee noted the steps undertaken by management to review the preliminary information available from the reforecast of the closure costs for the Ranger Rehabilitation area at the Ranger Uranium mine and related controls undertaken as a result of the limited time available to reassess the provision. At 31 December 2021, the Group’s balance sheet included a provision for close-down, restoration and environmental obligations of $14.5 billion. Climate change The Committee received an overview of the work management is undertaking in relation to climate change and the potential financial reporting implications thereof. The Committee reviewed the climate change summary provided in note 1 and discussed with management the three strategic scenarios, the portfolio strategy, and the linkage to accounting judgments. The Committee was pleased to see the enhanced voluntary disclosure of carrying value and useful economic lives of power generating assets in note 14. The Group’s tax exposures The Committee considered management’s assessment of the Group’s tax exposures, including the recoverability of deferred tax assets which are uncertain due to the timing of expiry of tax loss carry-forwards in certain jurisdictions. The Committee received updates on the status of ongoing discussions with the Australian Tax Office relating to the transfer pricing of certain transactions with the Group’s commercial centre in Singapore and considered the appropriateness of provisions for uncertain tax positions. Litigation and disputes The Committee considered any current or projected litigation and considered management’s assessment of any financial provisions or contingent liabilities. This included discussion of the process to modernise agreements with Traditional Owners. Provisions are regularly updated, reviewed with the potential exposure and compared with the track record of settled outcomes. External auditors Engagement of the external auditors For the 2021 financial year, KPMG are serving as our auditors. The UK entity of KPMG audits Rio Tinto plc, and the Australian entity audits Rio Tinto Limited. The UK audit engagement partner, Jonathan Downer, was appointed in March 2021 and the Australian partner, Trevor Hart, was appointed in 2020. We agreed the scope of the auditors’ review of the half-year accounts, and of their audit of the full-year accounts taking into consideration the key risks and areas of material judgment for the Group. We also approved the fees for this work and the engagement letters for the auditors. Safeguarding independence and objectivity, and maintaining effectiveness In our relationship with the external auditors we need to ensure that they retain their independence and objectivity, and are effective in performing the external audits. Use of the external auditors for non-audit services The external auditors have significant knowledge of our business and of how we apply our accounting policies. That means it is sometimes cost-efficient for them to provide non-audit services. There may also be confidentiality reasons that make the external auditors the preferred choice for a particular task. However, safeguarding the external auditors’ objectivity and independence is an overriding priority. For this reason, and in line with the FRC’s Ethical Standard and SEC Independence rules, the Committee ensures that the external auditors do not perform any functions of management, undertake any work which they may later need to audit or rely upon in the audit, or serve in an advocacy role for the Group. 153Annual Report on Form 20-F 2021 | riotinto.com Governance

We have a policy governing the use of the auditors to provide non-audit services. The cap on the total fees that may be paid to the external auditors for non-audit services in any given year is 70% of the average of the audit fees for the preceding three years. This is in line with the FRC’s Ethical Standard. Non-audit assignments fall into two broad categories: – Audit, audit-related or other “pre-approved” services where we believe there is no threat to auditors’ independence and objectivity, other than through the fees payable. – Other services approved under delegated authority. We apply different approval regimes to these areas of work. Approval of “pre-approved” services is as follows: – Up to $50,000 – subject to prior notification to management, this work can be awarded. – From $50,001 to $100,000 – requires the Chief Financial Officer’s approval. – Over $100,000 and with a tender process – if the external auditors are successful in the tender, the appointment requires the Chief Financial Officer’s approval. – From $100,001 to $250,000 without a tender process – requires the Chief Financial Officer’s approval. – Over $250,000, without a tender process – requires the Committee’s or Committee Chair’s approval. In each case, the nature of the assignment and the fees payable are reported to the Committee. The Chief Financial Officer can approve other services up to the value of $50,000 and an aggregate value of no more than $100,000. Fees exceeding $100,000 in aggregate require approval from the Committee or the Committee Chair. At the half-year and year-ends, the Chief Financial Officer and the external auditors report to the Committee on non-audit services performed and the fees payable. Individual services are also reported to the Committee at each meeting that have either been approved since the previous meeting, or that require approval for commencement following the meeting. All of the non-audit services provided by KPMG in 2021 were either within the predetermined approval levels or approved by the Committee. We are satisfied that the provision of non-audit services by KPMG in accordance with this procedure is compatible with the general standard of independence for auditors and the other requirements of the relevant Australian, UK and US regulations. Fees for audit and non-audit services The amounts payable to the external auditors, in each of the past two years, were: 2021 $m 2020 $m Audit fees 21.2 17.3 Non-audit service fees: Assurance services 3.7 2.2 Taxation services 0.0 0.0 All other fees 0.2 0.1 Total non-audit service fees 3.9 2.3 Non-audit: audit fees (in-year) 18% 13% For further analysis of these fees, please see note 38. Under SEC regulations, the remuneration to KPMG firms and associates of $25.1 million (2020: $19.6 Million) is required to be presented as follows: audit fees $22.6 million (2020: $18 Million), audit-related fees $2.3 million (2020: $1.6 Million), Tax fees – Nil (2020: Nil) And all other fees $0.2 million (2020: Nil) None of the individual non-audit assignments was significant, either in terms of the work done or the fees payable. We have reviewed the non-audit work in aggregate. We are satisfied that neither the work done, nor the fees payable, compromised the independence or objectivity of KPMG as our external auditors. Independence of the external auditors KPMG are required to provide a declaration to the Directors in relation to their compliance with the independence requirements of the Australian Corporations Act 2001 and the professional code of conduct for external auditors. No person who served as an officer of Rio Tinto during 2021 was a director or partner of KPMG at a time when they conducted an audit of the Group. Effectiveness of the external auditors We review the effectiveness of the external auditors annually. We consider the results of a survey containing questions on the auditors’ objectivity, quality and efficiency. The survey, conducted in May 2021, is completed by a range of operational and corporate executives across the business, and by Committee members. In addition, the 2020 audit was the subject of an inspection by the Audit Quality Review team of the FRC with no significant findings. We are satisfied with the quality and objectivity of KPMG’s 2020 audit. 2020 represented KPMG’s first year as external auditor and, unsurprisingly, some transition challenges were encountered which were exacerbated by COVID-19-related restrictions impacting the efficiency of the audit. We have seen improvement on this through 2021 as audit routines and testing programmes continue to embed across our Group functions and businesses. Appointment of the auditors The Committee has reviewed the independence, objectivity and effectiveness of KPMG as external auditors in 2021 and in the year to date. We have recommended to the Board that KPMG should be retained in this role for 2022, which the Board supports. KPMG have indicated that they are willing to continue as auditors of Rio Tinto. A resolution to reappoint them as auditors of Rio Tinto plc will therefore be proposed as a joint resolution at the 2022 AGMs, together with a separate resolution seeking authority for the Committee to determine the external auditors’ remuneration. Subject to the approval of the above resolution, KPMG will continue in office as auditors of Rio Tinto Limited. Risk management and internal controls We review Rio Tinto’s internal control systems and the risk management framework. We also monitor risks falling within our remit, especially those relating to the integrity of financial reporting. A summary of the business’s internal control and risk management systems, and of the risk factors we face, is in the strategic report on pages 117-125. Importantly, responsibility for operating and maintaining the internal control environment and risk management systems sits at asset level. Leaders of our businesses and functions are required to confirm annually: that adequate internal controls are in place; that these are operating effectively and are designed to identify any failings and weaknesses that may exist; and that any required actions are taken promptly. Audit Committee report continued Annual Report on Form 20-F 2021 | riotinto.com154

Two management committees, the Executive Committee and the Disclosure Committee, review reports on the Group’s control framework. The work they do satisfies the relevant requirements of the Code, the ASX Principles, the NYSE Standards and section 404 of the US Sarbanes-Oxley Act 2002. The Audit Committee also regularly monitors our risk management and internal control systems (including internal financial controls). We aim to have appropriate policies, standards and procedures in place, and ensure that they operate effectively. As part of considering the risk management framework, the Committee receives regular reports from the Group Financial Controller, the Chief Legal Officer & External Affairs, and the Head of Tax on material developments in the legal, regulatory and fiscal landscape in which the Group operates. The Board, supported by the Audit Committee, has completed its formal annual review of the effectiveness of our risk management and internal control systems. This review included consideration of our material financial, operational and compliance controls. The Board concluded that the Group has an effective system of risk management and internal control. Internal control over financial reporting The main features of our internal control and risk management systems in relation to financial reporting are explained on page 204. Internal audit programme structure GIA provides independent and objective assurance of the adequacy and effectiveness of risk management and internal control systems. It also may recommend improvements. While the head of GIA reports administratively to the Chief Financial Officer, appointment to, or removal from, this role requires the consent of the Audit Committee Chair. The head of GIA is accountable to the chairs of both the Audit and the Sustainability Committees, communicates regularly with both, and attends all regular committee meetings. Our GIA team therefore operates independently of management. Its mandate is set out in a written charter, approved by the Audit Committee. GIA uses a formal internal audit methodology, which is consistent with the Institute of Internal Auditors’ (IIA’s) internationally recognised standards. When needed, the team brings in external partners to help achieve its goals. There is a clear policy to address any conflicts of interest, which complies with the IIA’s standards on independence. This policy identifies a list of services which need prior approval from the head of GIA. Governance of the annual plan Each year’s internal audit plan is approved by the Audit Committee and the Sustainability Committee. The plan is focused on higher-risk areas and any specific areas or processes chosen by the committees. It is also aligned with any risks identified by the external auditors. Both committees are given regular updates on progress, including any material findings, and can refine the plans as needed. Effectiveness of the internal audit programme The Audit Committee monitors the effectiveness of the GIA function throughout the year, with updates on performance at every meeting. We are satisfied that the quality, experience and expertise of GIA are appropriate for the business and that GIA was objective and performed its role effectively. We also monitored management’s response to internal audits during the year. We are satisfied that improvements are being implemented promptly in response to GIA findings, and believe that management supports the effective working of the GIA function. Committee effectiveness The Committee reviews its effectiveness annually. In 2021, this was accomplished through an internally facilitated evaluation of the Board and its committees. The performance of the Audit Committee was highly rated, with no areas of concern raised and no significant changes recommended. In terms of improvements, it was suggested that a further in-depth session on risk management/risk tolerance would be useful, together with the resumption of themed teach-ins (assuming a return to physical meetings in 2022). Climate change-related financial reporting The Directors have considered the relevance of the risks of climate change and transition risks associated with achieving the goals of the Paris Agreement when preparing and signing off the company’s accounts. The narrative reporting on climate-related matters is consistent with the accounting assumptions and judgments made in this report. The Audit Committee reviews and approves all material accounting estimates and judgments relating to financial reporting, including those where climate issues are relevant. In developing its commodity price forecasts, the Group considers three strategic scenarios with differing underlying assumptions about geopolitics, technology and society. As existing climate policies in many countries are not aligned with achieving the Paris Agreement, only one of the three strategic scenarios assumes a temperature increase of well below 2°C. The three scenarios include differing assumptions on carbon pricing and result in differing commodity price forecasts. Our central case commodity price forecasts represent a blend of the three scenarios. As a consequence, our central case is not aligned with the goals of the Paris Agreement. These central case commodity price forecasts are used pervasively in our financial processes including impairment testing, estimating remaining economic life, and discounting closure and rehabilitation provisions. We have disclosed sensitivity information based on cash flows flexed for the carbon and commodity price forecasts generated by the one scenario that we believe is consistent with achieving the goals of the Paris Agreement. These sensitivities indicate that, in relation to impairment testing for example, higher recoverable amounts would have been determined had we applied commodity price forecasts aligned with the Paris Agreement. In addition to commodity price forecasts, given the significant investment we are making to abate our carbon emissions, we have also considered the potential for asset obsolescence, with a particular focus on our investments in the Pilbara, but no material changes to accounting estimates have been necessary. The closure date and cost of closure is also sensitive to climate assumptions, but no material changes have been made in the year specific to climate change. 155Annual Report on Form 20-F 2021 | riotinto.com Governance

Sustainability Committee report Caring for our people and our communities, and helping to solve the world’s biggest environmental challenges, sits at the heart of Rio Tinto’s approach to sustainable development. The purpose of the Sustainability Committee is to enhance Rio Tinto’s social licence to operate by supporting and monitoring the sustainable development of Rio Tinto’s businesses. This includes our work to support the health and safety of our people, the many ways we help our local communities, and our partnerships with Traditional Owners and First Nations peoples. The Sustainability Committee oversees Rio Tinto’s frameworks, management systems, and processes for ensuring the health and safety of our employees and contractors; monitors our key environmental risks such as water, tailings management and biodiversity; and supports the Group’s contribution to the sustainable development of the communities in which we operate. In 2021, the Committee also monitored climate risk, and our progress against our climate change strategy. The Committee has overseen a focus on the UN Sustainable Development Goals (UN SDGs) within the business, and the new sustainability framework reflects our focus on two lead goals – SDG12 (responsible consumption and production) and SDG8 (decent work and economic growth), which are most relevant to our business, and where we can have the most significant impact. In 2021, progress on SDG12 was made through a focus on recovery of critical minerals from waste, sustainability transparency and traceability in the aluminium value chain through START; and on SDG8 through increased investment in Indigenous leadership development, leading to a fivefold increase in Indigenous leaders in Australia, and an increase of approximately 53% on our 2020 voluntary social investment spend globally. For the third year running, we experienced zero fatalities at our managed operations. While this is heartening, our people are still suffering injuries at our assets and we saw a small increase in our all-injury frequency rate in 2021. We believe all injuries are preventable and the Committee reviewed selected potentially fatal incidents with business leaders during the year to ensure that important lessons are learned from these incidents and communicated. Core to our ongoing improvement in safety performance is the safety maturity model, which focuses on leadership behaviours in the field and critical risk management. In 2021, the Committee reviewed contractor safety action plans developed by management for each product group. We will further integrate contractors into the safety maturity model from 2022, to close the disparity in safety performance between employees and contractors. Our safety maturity model will also assess mindsets and behaviours to help create a safe work environment and support the work needed on the Everyday Respect initiative to ensure our workplaces are free from bullying, sexual harassment, racism and other forms of discrimination. Tragically, there were eight fatalities across our non-managed operations and contracted marine transportation operations during 2021. We continue to work with our joint venture partners and shipping industry peers and counterparties to improve safety performance at those operations. We continue to work on rebuilding respectful relationships with the Traditional Owners in the lands on which we operate following the tragic destruction of the rock shelters at Juukan Gorge in May 2020. The Committee reviewed actions to strengthen our approach and processes for managing cultural heritage – both within our Iron Ore business, and across our operations globally. On 30 September 2021, to ensure transparency of the work we are undertaking in this area, we released our first report on the progress we are making. The report includes an update on our progress against the recommendations of the interim report from the inquiry into Juukan Gorge by the Australian Government’s Joint Standing Committee on Northern Australia. It also includes feedback from Traditional Owner groups in the Pilbara on our progress on some of the key commitments made as part of the Rio Tinto Board’s 2020 review of our cultural heritage management. The full report is available at riotinto.com and an update on our progress is available on pages 94-95 of this report. This year, our Chief Executive outlined a revised strategy that will see the company accelerate its decarbonisation by switching to renewable power, electrifying processing, and running electric mobile fleets. An increased research and development spend on technologies will enable our customers to decarbonise and we will prioritise growth capital in commodities that are essential to build a clean energy future. In 2021, the Group continued to navigate the significant challenges to resourcing our operations presented by the COVID-19 pandemic. Our leadership team is to be commended for the measures adopted to keep our people healthy, and for keeping our operations running safely and smoothly. We have developed a position supporting vaccination of our people in line with the latest scientific knowledge, industry best practice and local regulatory requirements, and we have stepped up our support for employees in areas such as mental health, managing fatigue, and adjusting to working from home. Annual Report on Form 20-F 2021 | riotinto.com156

Other key areas of focus for the Committee in 2021 included: – Major hazards: conducting deep dives on the major hazard risks and their control frameworks in our business. – Water: overseeing our approach to water management and monitoring our progress against our water stewardship targets. – Tailings: continuing to oversee the review of our control framework for tailings dams and water storage, and monitoring our implementation of the new Global Industry Standard for Tailings Management. – ESG goals: establishing specific environmental, social and governance metrics to constitute one half of the individual component of the 2021 short-term incentive plan for our senior executives. – Governance: reviewing our processes for oversight of key sustainability risks, particularly in relation to communities and social performance. – Sustainability trends: reviewing emerging global sustainability trends including external briefings on nature-based solutions for climate change and growing the circular economy. Site visits are an important element of the work of the Committee, and this year, despite COVID-19 restrictions, our Committee members made individual visits to our Iron Ore operations at Brockman in the Pilbara, Western Australia; our bauxite operations at Gove, Northern Territory; Energy Resources of Australia’s operations in the Northern Territory; Kennecott’s operations in Salt Lake, Utah; our Resolution Copper joint venture project in Arizona; and our lithium project at Jadar in Serbia. In 2022, the Committee will oversee further definition of our sustainability ambitions and the introduction of additional ESG targets across the business. By supporting and monitoring the broad range of sustainability issues facing our business, the Committee seeks to enhance Rio Tinto’s social licence to operate for the benefit of our shareholders, employees and contractors, the communities in which we operate, and the world in which we live. Megan Clark Sustainability Committee Chair 23 February 2022 Sustainability Committee members Megan Clark (Chair) Jennifer Nason Hinda Gharbi Simon Thompson Simon Henry Ngaire Woods Sam Laidlaw Ben Wyatt (from 1 September 2021) Michael L’Estrange (until retirement from the Board on 6 May 2021) The role of the Committee The Committee’s scope and responsibilities are set out in its terms of reference which can be found at riotinto.com. Activities in 2021 The Committee met seven times in 2021, and focused on: Health and safety – Group performance across key health and safety metrics. – Potentially fatal incidents (PFIs) occurring across the Group. – Analysis of PFIs between 2017 and 2021 relating to falling objects and strategies to reduce the risk of injuries and fatalities caused by falling objects. – Management actions to develop targeted contractor safety action plans for each product group. – Group COVID-19 response, including developing a position on vaccination. – Group strategic health priorities for 2021 to 2024, and strategies to meet the business’s evolving requirements to protect our employees’ health and wellbeing. – Deep dives into key safety risks and controls, including: – mass passenger transport incident risk – process safety risk – functional safety systems risk Environment, including climate change – Group performance across key environmental metrics. – Group environment risks, and progress in addressing those risks in line with our strategic vision and priorities. – Progress against our climate change targets and related projects and partnerships. – Assessment of the physical risk impacts from climate change, and the steps taken to mitigate and develop resilience to those risks. – Progress against the Group’s 2019 to 2023 water stewardship targets. – An in-depth review of the Group’s water management framework, risk profiles and controls. – Implementation of an improved integrated site water management approach at QIT Madagascar Minerals (QMM). – Group implementation of the Global Industry Standard for Tailings Management, and engagement with Accountable Executives in line with the Standard’s requirements, and a review of tailings storage facilities at the non-managed bauxite joint venture Minera&ccedil;&atilde;o Rio do Norte S.A. in Brazil. Communities and Social Performance – The Communities and Social Performance (CSP) function’s annual plan and priorities for 2021. – Group-wide review of CSP risks, and work to strengthen our control framework around CSP risks in line with our CSP standard, our Cultural Heritage Group Procedure and other CSP guidance documents. 157Annual Report on Form 20-F 2021 | riotinto.com Governance

Sustainability Committee report continued – water management control frameworks for the boron and Pilbara operations – key global sustainability trends associated with the circular economy, and nature-based solutions – Group risk management and internal controls systems to support the Board’s risk disclosures in the Annual Report, in a joint session with the Audit Committee Other (including closure & remediation, and security) – Our current and emerging closure portfolio, including progress against the Group’s closure plan. – Closure and remediation process for Energy Resources of Australia’s Ranger uranium mine. – Group security issues and key insights on risk assessments and controls. The chart below represents the allocation of the Committee’s meeting time during 2021: – Iron Ore product group response to the findings of the Board review and the parliamentary inquiry preliminary report into the destruction of the rock shelters at Juukan Gorge, with particular focus on engagements with the Puutu Kunti Kurrama and Pinikura (PKKP) people, the agreement modernisation process, and the Integrated Heritage Management Process. – Engagement with Native American tribes and the operation of our Integrated Heritage Management Process at our Resolution Copper joint venture project in Arizona. – CSP targets for 2022-2026. Governance, executive incentive metrics and disclosure – Processes for oversight of key sustainability risks, particularly in relation to CSP. – Group’s 2020 short-term incentive plan in relation to safety, and the metrics for the 2021 targets. – ESG metrics which now constitute one half of the individual component of the short-term incentive plan for our senior executives. – Recommendations to the Remuneration Committee for the Group Safety and ESG metrics for the 2022 short-term incentive plan. – Reviewed reporting materials including: – 2020 Climate Change Report published in February 2021, our third report – Group 2020 Sustainability reporting materials, including the Sustainable development sections of the 2020 Annual Report – Group 2020 Statement on Modern Slavery, ahead of its approval by the Board – Communities and Social Performance Commitments Disclosure Interim Report – Assessment of the Group’s most material sustainability topics to be reported on in the 2021 Annual Report, combining feedback from internal leaders and subject-matter experts, and considering stakeholder expectations as well as an analysis of the external environment. – Statutory due diligence obligations applicable to Directors and officers under applicable workplace health and safety laws in the key jurisdictions in which Rio Tinto operates. – Sustainability Committee’s scope and responsibilities as reflected in its terms of reference. Risk management & assurance, and global sustainability trends – External assurance programme of the Group’s sustainability reporting, and safety performance data supporting the safety performance outcomes under the short-term incentive plan. – Key sustainability risks for each product group and for the Group’s marine operations as presented by product group heads. – Reviews undertaken by the Group Internal Audit function relating to matters within the Committee’s scope, including: – mine planning processes, particularly processes for obtaining cultural and environmental approvals – the CSP function’s Assurance Programme for Cultural Heritage 17% 4% 21% 19% 21% 18% Health and safety Environment, including climate change Risk management & assurance, and global sustainability trends Governance, executive incentive metrics, and disclosure Communities and Social Performance Other (including closure & remediation, and security) The Committee Chair reports to the Board after each meeting, and our minutes are tabled before the Board. All Directors have access to the Committee’s papers. Sustainability disclosures Our sustainability framework and performance are described in detail on pages 74 to 78 of this report. Further information in relation to Rio Tinto’s approach to sustainability can be found on our website at riotinto.com/sustainability. Our Climate Change Report can be found on our website at riotinto.com/climatereport. Our Communities and Social Performance Commitments Disclosure Interim Report can be found on our website at riotinto.com/communities. Our 2020 Statement on Modern Slavery can be found on our website at riotinto.com/modernslavery. Annual Report on Form 20-F 2021 | riotinto.com158

By supporting and monitoring the broad range of sustainability issues facing our business, the Sustainability Committee seeks to enhance Rio Tinto’s social licence to operate. 159Annual Report on Form 20-F 2021 | riotinto.com

Annual statement by the Remuneration Committee Chair On behalf of the Board, I am pleased to introduce our 2021 Directors’ Remuneration report. Strategy and business performance This was the first year under the leadership of our new Chief Executive with a new management team. The Board approved four objectives – to become the best operator; achieve impeccable Environment, Social and Governance (ESG) credentials; excel in development; and secure a strong licence to operate – and a new strategy, including more ambitious targets to tackle climate change. We have accelerated our target reduction of 15% in our absolute Scope 1 and 2 carbon emissions from 2030 to 2025, and established a new target to achieve a 50% reduction by 2030, more than tripling our previous target. Despite operational challenges, Rio Tinto delivered record financial results and returns to shareholders of US$15.4 billion during 2021. In support of our battery materials strategy, we committed to fund the high-quality Jadar lithium project, subject to receiving all relevant approvals, permits and licences, and the announcement of a binding agreement to acquire the Rincon lithium project. We continue to make progress, identifying opportunities for operational improvement, and advancing our ambitious ESG agenda. 2021 AGMs voting outcome Although our Remuneration Policy received strong support (96.8%), shareholders registered significant concerns about the treatment of departing executives in light of the Juukan Gorge tragedy, with a significant vote against the Remuneration report. The Committee acknowledges that our pay policies, and the constraints they imposed on our ability to exercise discretion, were found to be insufficient in the unforeseen circumstances of the Juukan Gorge tragedy. Responding to this, the new Policy approved in 2021, includes an expanded scope for the application of malus and clawback to cover events that impact on our social licence to operate. It also incorporates ESG targets in the short-term incentive plan (STIP) that are meaningful, transparent and quantifiable, and in 2021 specifically recognised the importance of communities and social performance, including heritage. Over the past 12 months, I have engaged with shareholders and proxy advisers to explain the rationale for the decisions reached in 2021 and, most of all, to listen. The Committee revisited the questions as to whether greater sanctions could be applied. The legal advice remains that, following the agreements reached with the relevant departing executives, greater sanctions are not possible absent any new material information coming to light. However, the Committee has responded to the concerns expressed by shareholders by introducing two significant changes to our Policy. The Committee’s overarching purpose is to ensure the remuneration structure and policies reward fairly and responsibly. Annual statement by the Remuneration Committee Chair 160 Response to 2021 AGMs voting outcomes 163 Remuneration at a glance 165 Implementation report 171 Remuneration report Annual Report on Form 20-F 2021 | riotinto.com160

Consequence Management Framework We have established a clear Consequence Management Framework to provide guidelines as to how the Committee’s discretion to apply malus and clawback will be exercised in the future. The framework underpins the exercise of discretion in our incentive plan rules, the scope of those discretions and their practical application across a range of circumstances. This has been informed by insight from remuneration consultants and external legal counsel, our own experience, as well as the Juukan Gorge tragedy. We fully recognise that this framework can only ever be a guide and should avoid being overly prescriptive. Otherwise, it would deliver formulaic outcomes that fail to take account of all relevant and prevailing circumstances at any given point of time. We consider the framework to be a critical and practical reference point for future decision making in ensuring that our incentive pay is fair, transparent, appropriate, proportionate and supportable. The Committee recognises that voting outcomes on future Remuneration reports will continue to be impacted by the actual decisions made by the Committee, and we will provide a transparent rationale for such decisions. Equity Incentive Plan leaver provisions We have also changed the structure of the leaver provisions in our Equity Incentive Plan 2018 (EIP) rules that will apply to prospective long-term awards. Prior to this change, the presumption is that long-term awards vest except in bad (ineligible) leaver circumstances. Going forward, awards will only vest if the Committee is satisfied the individual is an eligible leaver. This meaningfully strengthens the Committee’s hand in the instances where it is appropriate, proportionate and fair to lapse all or part of unvested awards. Pages 163-164 expand further on the Consequence Management Framework and leaver provisions on a forward-looking basis, and detail specific responses to investor feedback received during 2021. Chief Financial Officer succession The Committee also determined the remuneration of Peter Cunningham in his new role as Chief Financial Officer, following Jakob Stausholm’s appointment as Chief Executive on 1 January 2021. All terms are consistent with the shareholder approved Remuneration Policy. Further details are outlined on page 185. Short-term incentive plan Safety performance Rio Tinto has now achieved three consecutive years fatality free. This is a significant milestone given that 2019 was the first time in 147 years we were fatality free. The company had another challenging year managing the pandemic and regrettably we saw a small increase in the number of people hurt on the job. The all-injury frequency rate in 2021 was 0.40 compared to 0.37 in 2020. There were no permanent disabling injuries (PDI) recorded across the Group in 2021. The safety maturity model (SMM) was introduced to the business in 2019 and is now in its third year of implementation. Once again, most sites showed improvement from their baseline score. There is an increase across the Group from a combined average baseline of 5.0 (evolving) to an average maturity of 5.7 (evolving). Overall, the Group’s safety performance is 66% of maximum. Financial performance As a reminder, in comparing financial performance against the annual plan, we measure half against the original plan; the other half is “flexed” to exclude the impact of variations during the year associated with quoted metal and other prices along with foreign exchange rates, which are outside management’s control. When commodity prices rise, or the variation in exchange rates results in a favourable impact to the financial results, we protect shareholder returns by ensuring that 50% of the STIP opportunity (as relates to financial performance) is denied the benefit of that rise. When the reverse happens, and commodity prices fall or there is a negative impact of exchange rates, the STIP opportunity is safeguarded (by 50%) against the fall. Our view is that this approach maintains appropriate incentive for executives, even in times of significant market volatility. In 2021, Rio Tinto benefited from attractive trading conditions and the company was able to achieve record financial results. However, certain elements of operating performance were behind expectation. The ongoing impacts from COVID-19 caused significant headwinds which resulted in labour constraints, supply chain disruptions and project delays. The Group’s unadjusted financial result of 60% of maximum is underpinned by the high pricing environment experienced in 2021, driving strong financial results on an unflexed basis (the earnings result exceeded the outstanding range while the cash flow result was just below outstanding). However, the challenging operating environment during the year resulted in the financial targets being towards the lower end of the range on a flexed basis. The Committee considered whether any adjustments were warranted to ensure the outcome was a fair reflection of underlying performance. The adjustments made related to tax prepayments and the buyout of the French pension plan which did not reflect current year performance. Accordingly, the adjusted Group performance against the financial targets is 63% of maximum. ESG performance As part of the new Policy, we introduced an ESG component into the STIP scorecard in 2021 to complement the long-standing safety component. Overall, good progress was made against the different dimensions comprised in this component with an overall performance outcome of 52.3% of maximum. For the Environment component, important steps were taken in 2021 to advance towards the company’s ambitious climate change targets by approving abatement projects and the delivery of goals to progress our Scope 3 partnership strategy. For the Social component, Rio Tinto’s aspiration is to foster an environment where all aspects of diversity are represented, included and respected. Representation of women in the company’s workforce increased by 1.5%, which was the highest increase in the last five years. However, the target of 2% was not achieved. Finally, for the Governance component, following the Juukan Gorge tragedy, efforts were focused on strengthening the frameworks and processes by delivering the Group communities and social performance (CSP) improvements, developing and delivering locally and regionally relevant cultural awareness training to employees globally, as well as improving the Group’s assurance and risk management. Further details on our performance against the 2021 STIP measures are set out on pages 175-177. 161Annual Report on Form 20-F 2021 | riotinto.com Governance

Everyday Respect In March 2021, we launched our Everyday Respect task force to better understand, prevent and respond to harmful behaviours in the workplace, specifically bullying, sexual harassment, racism and other forms of discrimination. To support the work of the task force, we engaged Elizabeth Broderick & Co. to conduct an independent review and to make recommendations to strengthen our culture and ensure sustained change. The report was published on 1 February 2022 and the findings shared are upsetting and confronting. We are committed to making the changes required to create a safe, respectful and inclusive workplace for our people. Our new values of care, courage and curiosity reflect who we aspire to be. They guide the Committee in its decision making and are foundational to our remuneration-related policies, principles and practices. In recognition of the findings in the Everyday Respect report, the management team recommended that a downward adjustment be made to the 2021 STIP payments. The Committee concluded that a reduction of 5% should be applied to the total STIP payment for current Executive Committee members and an equivalent adjustment be made to the 2020 unvested Bonus Deferral Awards (BDA) held by former Executive Committee members. The STIP for 2022 will also include objectives linked to the recommendations arising in the report. 2021 short-term incentive plan awards The adjusted 2021 STIP award for the Chief Executive is 61.3% of maximum, and for the Chief Financial Officer is 57% of maximum. This includes a personal performance score in which the Committee considered their achievements against personal objectives. The Committee considered the Chief Executive’s performance against his individual objectives, which included redefining and restructuring the Executive Committee, articulating the new strategy including the four objectives, resetting the culture and launching the company’s new values, further development of the projects portfolio, and making good progress in restoring our reputation and licence to operate. For the Chief Financial Officer, this included strengthening the balance sheet through disciplined focus on cost management, being a key contributor in the evaluation and approval of key growth projects and capital improvement programmes, and leading our investor relations strategies across key markets. The Committee determined the Chief Executive’s performance to be 80% of maximum and the Chief Financial Officer’s performance to be 50% of maximum. Refer to pages 178-179 for further detail. Long-term incentive plan The estimated vesting for the 2017 Performance Share Award (PSA), combining the two TSR and EBIT margin portions, is two-thirds of maximum. In determining the estimated vesting of the 2017 PSA, the Committee considered the Consequence Management Framework principles to ensure the vesting outcome was fair and representative of the shareholder experience. The portion of the award relating to TSR vests on 24 February 2022. The Committee will make a final determination of the relative improvement in the EBIT margin measure when the final EBIT margin performance of the comparator group companies becomes available in May 2022. If applicable, this portion of the award will vest on 31 May 2022. Annual statement by the Remuneration Committee Chair continued Pay in the broader context The Board continued to engage with employees through the year, as detailed on page 140. These engagements enable the Board to hear directly the views of our people on pay. The Committee remains cognisant of executive pay in the broader context of a post COVID-19 world, ensuring our Policy is implemented with the desired attributes of fairness, transparency, simplicity, proportionality, and alignment to broader organisational culture and societal expectations. The median Chief Executive pay ratio of 32:1 is materially lower than last year, primarily because Jakob joined the Group after the award of the 2017 LTIP that vests in 2022. His first LTIP award is to be performance tested at the end of 2022. Our focus on pay equity is evident in our gender pay metrics on which we continue to make progress. Pay equity is a key pillar of our annual remuneration approach. Gender diversity in senior management roles also remains a key aspect of our broader agenda on diversity and inclusion. Further details on both equal pay and the gender pay gap, together with a wider discussion on diversity and inclusion, are provided in the Sustainability section of this report on pages 101-103. As always, I welcome shareholder feedback and comments on our 2021 Directors’ Remuneration report. Yours sincerely, Sam Laidlaw Remuneration Committee Chair 23 February 2022 Annual Report on Form 20-F 2021 | riotinto.com162

Response to 2021 AGMs voting outcomes The table below sets out the actions we have taken in response to feedback from shareholders and proxy advisers on the treatment of incentives for departing executives. Our actions have focused on how the Remuneration Policy is implemented. It is noted that the Remuneration Policy received support of 96.8% at the 2021 AGMs. Changes approved at the 2021 AGMs – Malus and clawback under incentive plans have been expanded to specifically include any future events that materially impact our social licence to operate. – ESG measures have been introduced into the STIP and the implementation of these in 2021 meaningfully aligns with our climate change ambition, our commitment to diversity and inclusion, our external partnerships and the communities which we operate in, as well as the governance of our cultural heritage management. Changes post the 2021 AGMs  – The establishment of a Consequence Management Framework to further underpin the exercise of discretion in the incentive plan rules. The framework comprises a series of questions across a number of dimensions (including individual demeanour, leadership standards and alignment to company values) to be considered by the Committee in the context of exercising its discretion on future malus and clawback adjustments to variable pay outcomes. Further details are set out below. – The leaver provisions in the EIP rules made a presumption that eligible leaver treatment applied to all leavers, except those leaving by reason of resignation, dismissal for cause or for any other reason as the Committee decided. For future awards, the rules have been amended to presume that EIP awards lapse, unless the Committee determines that eligible leaver status should apply. Consequence Management Framework The Consequence Management Framework tests the extent that incentive pay is fair, appropriate and defendable. In instances where this is not the case, including scenarios where behavioural and leadership standards are not met, discretion would be exercised to adjust the outcome. The key elements of the framework are set out below. Proportionate in factoring the appropriate levels of responsibility, accountability and materiality Defendable against external scrutiny, while considered fair and justifiable to the executive Contextualised where possible, learn from the past and take any relevant precedents (internal and external) into account Non-arbitrary and evidence-based with a clear rationale for decisions made on executive pay Framework guidelines Discretion assessment – Shareholder experience – Other relevant factors and dimensions – Exceptional events Determining incident severity – Severity of incident’s impact – Extent of accountability/responsibility – Individual demeanour and leadership Nature and scope of adjustment – Determine nature of adjustment (malus, clawback, or suspension) – Determine element(s) of variable remuneration impacted – Determine magnitude of adjustment 163Annual Report on Form 20-F 2021 | riotinto.com Governance

Consequence Management Framework: Application in practice Step 1: Determine if the exercise of discretion is warranted Consider the relevant factors including corporate reputation and the extent of accountability in evaluating whether the application of discretion is warranted. This is a broad discretion that would apply as an overlay to the more formulaic calculation of the outturn on the performance metrics based on defined calculation criteria and frameworks. Step 2: Consider the type of remedial action to be taken, and the form and magnitude of any adjustment to variable remuneration In circumstances where the Committee determines that the application of malus, clawback and/or suspension is warranted under Step 1, Step 2 guides the Committee in determining the appropriate type and extent of adjustment by considering the nature and severity of incidents both within the company and more broadly, underpinned by a consistency check against other incidents. Step 2 will also include consideration of the time horizon within which the issue arose to assist the Committee in determining which awards should be subject to adjustments. Importantly, the Committee will consider the nature, immediacy and extent of remedial actions, if any, that have been undertaken, and outstanding remediation that needs to be undertaken. Step 3: Consideration of the nature and severity of the incident In the first instance, careful consideration of the incident against the backdrop of our values including codes of conduct (codified and implied) and behavioural standards needs to occur to guide the nature and direction of the remedial action(s). In addition, the Committee will need to consider, where relevant, the period of time it might take for the full extent of certain issues to emerge to enable a fulsome assessment of the severity and impact. In certain instances, it may be appropriate to suspend or make an initial adjustment to demonstrate timely action, position this accordingly and retain flexibility to revise it when the full impact of the incident is known. Step 4: Types of incentives and level of malus/clawback Once the Committee has formed a view on the severity of the incident and determined that an adjustment to pay outcomes is a component of the remedial action, the variable compensation element(s) in scope, whether short-term, long-term or both, and the magnitude of the adjustment will need to be considered. Step 5: Consistency check and communication to executive(s) Once the Committee has come to a provisional determination in relation to the remedial action(s) and adjustment to be made to the relevant executive’s variable remuneration, a ‘consistency’ check will be carried out. Whilst it is acknowledged that expectations and standards evolve and the past should not automatically guide the future, it provides a useful additional lens and perspective which should ensure that: i. (if applicable) the proposed method and quantum of malus/clawback is consistent between different employees involved in a similar incident or event; ii. the determination is appropriate and proportionate when compared to previous unrelated malus/ clawback determinations made by the Committee pursuant to the framework; and iii. if necessary, reassess precedent and establish a new standard. Annual Report on Form 20-F 2021 | riotinto.com164

Remuneration at a glance Our Remuneration Policy applies to our Executive and Non-Executive Directors and to the Chair. In accordance with Australian law, it also sets out the broad policy principles that apply to members of the Executive Committee who are not directors. Our Remuneration Policy as approved at our 2021 AGMs can be found at: riotinto.com/annualreport. The Remuneration Policy applicable to our executives is summarised in the table below. Element Purpose Operation and opportunity Base salary Competitive salaries are paid to hire, motivate and retain high calibre global talent. – Base salaries are set to reflect broad alignment with comparable roles in the global external market and the executive’s qualifications, responsibilities and experience. – Base salaries are reviewed annually by the Committee and any increase is normally aligned with the wider workforce, with a maximum individual annual increase of 5% plus CPI. – An individual increase may be higher in specific circumstances such as promotion, increased responsibilities or market competitiveness. Pension or superannuation Competitive post-employment benefits are provided in order to hire and retain. – Rio Tinto may choose to offer participation in a pension plan, superannuation fund, or a cash allowance in lieu. – The maximum annual benefit is set to reflect the pension arrangements for the wider employee population and is currently capped at 14% of base salary. Other benefits Competitive benefits are provided in order to hire and retain. – Executives are eligible to receive benefits which may include private healthcare cover, life and accident insurances, professional advice, and other minor benefits. – Secondment, relocation and localisation benefits may also be made to and on behalf of executives living outside their home country. Short-term incentive plan (STIP) STIP focuses participants on achieving demanding annual performance goals, which are based on the Group’s objectives, in pursuit of the creation of sustainable value for our stakeholders. – Measures and the relative weightings for the scorecard are selected by the Committee that are priorities for the financial year in question, including the achievement of financial, safety, ESG and other individual business outcomes. At least 50% of the measures will relate to financial performance and a significant component will relate to safety performance. – For financial performance, threshold performance results in a nil award and outstanding award results in 100%. The award is normally pro-rated on a straight-line basis between threshold and outstanding. – Maximum opportunity is capped at 200% of base salary for each executive. – Normally, 50% of the STIP is delivered in cash and the balance is delivered in shares that are deferred for three years as a BDA. – Dividends (or equivalents) are not paid on unvested BDA. Dividends (or equivalents) may accrue in respect of any BDA that vest. – The Committee retains the right to exercise discretion to ensure that the level of award payable is appropriate. – Malus, clawback and suspension provisions apply to the STIP and BDA. Long-term incentive plan (LTIP) Performance Share Awards (PSA) under the LTIP are designed to provide a simple and transparent mechanism to align executives’ rewards with the delivery and execution of Rio Tinto’s long-term strategy and ambitions which delivers superior long-term shareholder returns. – Award levels are set to incentivise long-term strategic performance and to contribute towards the competitiveness of the overall remuneration package. – Performance is measured against TSR relative to the EMIX Global Mining Index and to the MSCI World Index. – The Committee will set performance conditions aligned with the Group’s long-term strategic objectives for each PSA grant. Relative TSR has been chosen as the predominant measure of long-term performance. The Committee retains the discretion to adjust the performance measures and weightings as appropriate. – Awards have a maximum face value of 400% of base salary and threshold performance would result in the vesting of up to 22.5% of the face value of an award. – The awards have an expected value of approximately 50% of face value. – Dividends (or equivalents) are not paid on unvested LTIP. Dividends (or equivalents) may accrue in respect of any PSA that vest. – The Committee retains the right to exercise discretion and seeks to ensure that outcomes are fair and reflective of the overall performance of the company during the performance period. – Malus, clawback and suspension provisions apply to LTIP awards. Shareholding requirements Aligning executives’ interests with shareholders through the requirement to build up and maintain a material shareholding in the company. – Over a five-year period, executives should reach a share ownership in Rio Tinto shares equivalent in value to: – Chief Executive: four times base salary – Other executives: three times base salary – Longer periods may be accepted for new appointments. – Executive Directors are required to retain a holding for two years after leaving the Group in line with the shareholding requirements. 165Annual Report on Form 20-F 2021 | riotinto.com Governance

Element Purpose Operation and opportunity Recruitment policy Recruit high calibre global talent. – No form of “golden hello” will be provided upon recruitment. In the case of internal appointments, existing commitments will be honoured. – Our approach with respect to “buy-outs” is to determine a reasonable level of award, on a like-for-like basis, consisting primarily of share-based awards, but also potentially cash, taking into consideration the quantum of forfeited awards, their performance conditions and vesting schedules. – Other elements of remuneration are to be consistent with the Policy applicable to other executives. Termination policy Appropriately reward eligible and ineligible leavers. – An Executive Director’s notice period is normally 12 months, during which they will receive their base salary and other benefits. – Ineligible leavers forfeit their unvested LTIP and STIP entitlement. – An eligible leaver may receive the following: – A discretionary STIP award on a pro rata basis, payable on the normal STIP payment date in cash. – Any unvested BDA from prior year awards will normally vest on the scheduled vesting date. – Unvested LTIPs will normally be retained and vest on the scheduled vesting date, subject to performance conditions where applicable. – PSA and Management Share Awards (MSA), where applicable, will be reduced where the executive leaves within 36 months of grant. – STIP and LTIP awards are subject to malus, clawback and suspension following termination. Malus, clawback and suspension Enables the Committee to use its discretion to reduce incentive awards in the event of exceptional circumstances. – Under both the malus and clawback provisions, where the Committee determines that an exceptional circumstance has occurred, it may at its discretion, reduce the STIP award or the number of shares to be received on vesting of an award, or, for a period of two years after the vesting of an award, the Committee can clawback value from a participant. – The Committee will apply the Consequence Management Framework and the circumstances under which the Committee exercises such discretion may include, inter alia: – fraud, misconduct or an exceptional event which has had, or may have, a material effect on the value or reputation or social licence of any member of the Group; – an error in the Group’s financial statements which requires a material downward restatement; – personal performance and leadership behaviour of a participant, of their product group or of the Group does not justify vesting or where the participant’s conduct or performance has been in breach of their employment contract, any laws, rules or codes of conduct applicable to them or the standards or demeanour reasonably expected of a person in their position; – misstatement or misrepresentation of performance; – where any team, business area, member of the Group or profit centre in which the participant works or worked has been found guilty in connection with any regulatory investigation or has been in breach of any laws, rules or codes of conduct applicable to it or the standards, leadership behaviour or demeanour reasonably expected of it; – where the Committee determines that there has been material damage to the Group’s social licence to operate; or – a catastrophic safety or environmental event. – Under the suspension provisions, the Committee may suspend the vesting of an award for up to five years until the outcome of any internal or external investigation is concluded and may then reduce or lapse the participant’s award based on the outcome of that investigation. Where suspension applies, the 24-month clawback period will not extend beyond the period commencing from the original vesting date. Discretion Ensures pay outcomes reflect the Group’s overall performance and risk appetite. – The Committee reserves the right to review all remuneration outcomes arising from mechanistic application of performance conditions and to exercise discretion to make adjustments where such outcomes do not properly reflect underlying performance or the experience of shareholders or other stakeholders. – The Committee may at its discretion adjust and/or set different performance measures if events occur which cause the Committee to determine that the measures are no longer appropriate or in the best interests of shareholders or other stakeholders, and that amendment is required so that the measures, as far as possible, achieve their original purpose. Such discretion will be exercised judiciously and clearly disclosed and explained in the Implementation report. When developing the Remuneration Policy, the Committee considered the pay arrangements from the perspective of clarity, simplicity, risk, predictability, proportionality and alignment to culture. Further detail is set out on page 151 of the 2020 Annual Report. Remuneration at a glance continued Annual Report on Form 20-F 2021 | riotinto.com166

50% deferred shares (BDA)50% cash 5-year performance period. Vests in February 2026. Benefits, pension, etc. 2021 performance year Salary Incentives and link to strategy Our new strategy reinforces our priority on ESG with decarbonisation at the centre of our focus to future proof our business. Metrics / Group objectives Best operator Impeccable ESG credentials Excel in development STIP ESG &#61692; &#61692; Cash flow &#61692; Earnings &#61692; LTIP TSR &#61692; &#61692; &#61692; Decarbonisation ambition Link to remuneration Accelerating decarbonisation Accelerate our own decarbonisation, switching to renewable power, electrifying processing and running electric mobile fleets. Bringing forward our 2030 target of reducing our Scope 1 and 2 emissions by 15% to 2025. More than tripling our 2030 target, increasing it to a 50% reduction in our Scope 1 and 2 emissions. Investment in research and development to speed up the development of technologies that will enable our customers to decarbonise. Investing an estimated US$7.5 billion in decarbonisation from 2022 to 2030. ESG metrics in STIP include progress of Scope 1 and 2 abatement projects and the delivery of Scope 3 target milestones. Long-term shareholder value creation and the delivery of the strategic ambition is measured through TSR and incentivised in the LTIP. Invest in a low-carbon future Prioritise growth capital in commodities that are essential for the drive to net zero. Increasing our investment in growth capital expenditure with an ambition to increase growth capital by up to US$3 billion annually. March – PSA grant Performance period starts Performance period ends March – STIP cash + BDA grant December – BDA vest February – PSA vest When remuneration is delivered The following chart provides a timeline of when remuneration is delivered, using 2021 as an example. Year 1 2021 Year 2 2022 Year 3 2023 Year 4 2024 Year 5 2025 Year 6 2026 Base salary Benefits STIP LTIP (PSA) 167Annual Report on Form 20-F 2021 | riotinto.com Governance

Remuneration at a glance continued Executive Director remuneration (£’000) The charts below set out the maximum and actual executive remuneration, as calculated under the UK regulations. As explained on page 171, there are differences in both reporting and methodology for measuring remuneration under the Australian regulations. £2,788 £1,953 £3,678 £1,378 61%100% £1,378 100% £1,378 £1,410 25% £575 £2,300 100%100% STIP LTIPFixed Chief Executive Jakob Stausholm 2021 Actual remuneration (percentage of maximum) 2021 Threshold remuneration (percentage of maximum) 2021 Maximum remuneration LTIP £1,787 £953 £2,555 £463 57% 67%100% £463 22.5%25%100% £463 £433 £891 £301£189 £756 £1,337 100%100%100% STIPFixed Chief Financial Officer Peter Cunningham 2021 Actual remuneration (percentage of maximum) 2021 Threshold remuneration (percentage of maximum) 2021 Maximum remuneration 2021 remuneration outcomes 2021 short-term incentive plan Financial performance In 2021, the Group financial STIP outcome was above target at 63% of maximum. 12.2 21.2 Unexed Flexed Unexed Flexed17.8 30.7 Actual: 21.3 13.3 23.2 19.8 34.6 Actual: 23.0 Target: 23.7 Target: 26.5 Target: 16.3 Target: 17.8 Underlying earnings target range (threshold to outstanding) – US$(bn) STIP free cash flow target range (threshold to outstanding) – US$(bn) Safety performance ESG performance In 2021, the Group ESG outcome was above target at 52.3% of maximum. In 2021, the Group safety performance was above target at 66% of maximum. Group safety Group nancial Group ESG Individual 13.2% 20% Performance Weighting 31.5% 50% Performance Weighting 7.9% 15% Performance Weighting see page 177 15% Performance Weighting Binary fatality measure 100% All-injury frequency rate (AIFR) 25% Implementation of safety maturity model (SMM) 52.5% Environment 57% Social 0% Governance 100% Negative discretion applied to overall outcome – see page 177. Annual Report on Form 20-F 2021 | riotinto.com168

2017 – 2021 LTIP LTIP Performance for the 2017 grant was based on TSR relative to the EMIX Global Mining Index (one third) and the MSCI World Index (one-third), and improvement in EBIT margin relative to global mining comparators (one-third). Rio Tinto outperformed against the EMIX Global Mining Index and the MSCI World Index, resulting in maximum vesting of two-thirds of awards. It is currently estimated that for EBIT margin improvement Rio Tinto is ranked sixth against a comparator group of 10, which would result in a vesting of nil out of a maximum one-third of the award for this measure. The final performance and vesting outcome will be finalised in May 2022. Share ownership requirements Jakob Stausholm Appointed January 2021 Following appointment to role in 2021, Jakob Stausholm and Peter Cunningham are in the process of building up their interest in Rio Tinto shares. Both are considered to be on target to reach their share ownership requirement of four and three times base salary respectively. 100 150 200 250 300 350 400 202120202019201820172016 Rio Tinto EMIX Global Mining MSCI World Total shareholder return (five years) (a) TSR for the MSCI and EMIX indices has been calculated using 12-month average Return Index data for the year sourced from DataStream. (b) Rio Tinto’s Group TSR has been calculated using a weighted average for Rio Tinto plc and Rio Tinto Limited. The weighting is based on the free-float market capitalisation of each entity as at the start of the period. Relative nancial performance – EBIT margin improvement versus sector peers (forecast) TSR relative to MSCI World Index TSR relative to EMIX Global Mining Index 33.3% 33.3% Performance Weighting Nil 33.3% Performance Weighting 33.3% 33.3% Performance Weighting x gross base salary 2021 shareholding Target 4.0x 1.9x Peter Cunningham Appointed June 2021 In addition, all past directors continue to meet their post-employment shareholding requirements. x gross base salary 2021 shareholding Target 3.0x 2.6x 169Annual Report on Form 20-F 2021 | riotinto.com Governance

How is the Policy applied to the wider employee population? The remuneration standard applied to the wider employee population is inspired by and consistent with the Policy applicable to the executives. This allows the total reward offering to employees to be competitive and strongly linked to performance whilst maintaining alignment with the company culture. Retain talent Fairness Facilitating the achievement of equal pay for equivalent roles, contribution and performance. Pay equity is closely scrutinised and monitored through different lenses: – In-depth pay equity analysis in the remuneration review process. Feeds into managing pay gaps from multiple perspectives including gender. – Minimum global standards implemented across all countries to ensure the foundations of our total reward offerings meet levels determined by the Group irrespective of local market practices. Examples include global standards for parental leave and life assurance. &lt;1.5% Equal pay gap in favour of men Consistency – Consistency in implementation of the Remuneration Policy allows for more uniform approaches to remuneration across the Group. – A good example is the incentive plans applicable to executives that are cascaded down to the broader employee population. Wellbeing – Leading benefits programmes across multiple industries, focused on holistic and integrated support for physical, mental and financial wellbeing. – Providing flexible benefits that can be tailored to suit different needs and life stages, including employee assistance, minimum standard for life, accident and disability insurances, medical plans and virtual care, health screening and prevention, and subsidised health and wellbeing services. – Understanding life is about more than work: family-friendly leave provisions and 100% employee coverage for our Family and Domestic Violence programme. 21,000 STIP participants 1,800 LTIP participants Ownership – Promoting material participation in all-employee share plan (myShare) to give employees a sense of ownership and alignment with shareholders. – As at 31 December 2021, approximately 25,000 (2020: 22,000) of our employees across more than 30 countries are shareholders in the company. – Employees invest approximately US$16m (2020: US$14m) in Rio Tinto shares every quarter through the myShare plan. – Employees eligible for LTIP awards receive these as either MSA, vesting over three years and not subject to performance conditions, and/or PSA which are performance tested over five years. 25,000 employee shareholders Security – Reward principles that protect employee purchasing power globally. – Accurate and timely payment of remuneration. – Appropriate balance between fixed and variable pay at all levels. Remuneration principles Reward performance Recognise potential Focus on wellbeing Competitive reward Remuneration at a glance continued Annual Report on Form 20-F 2021 | riotinto.com170

Implementation report This Implementation report is presented to shareholders for approval at our AGMs. It outlines how our Policy was implemented in 2021, and the intended operation for 2022. About our reporting As our shares are listed on both the Australian and London Stock Exchanges, the information provided within our Remuneration report must comply with the reporting requirements of both countries. Our regulatory responsibilities impact the volume of information we provide, as well as the complexity. In Australia, we need to report on a wider group of executives, as described in the following paragraph. In addition, as set out in the summary table below, the two reporting regimes follow different methodologies for calculating remuneration. In the UK, disclosure is required for the Board, including the Executive Directors. The Australian legislation requires disclosures in respect of “key management personnel” (KMP), being those persons having authority and responsibility for planning, directing and controlling the activities of the Group. Accordingly, our key management personnel comprise the Board, all product group Chief Executives, the Chief Commercial Officer, and until 18 October 2021, the Group Executive Strategy & Development. Throughout this Remuneration report, KMP are collectively referred to as “executives”. They are listed on page 186, with details of the positions held during the year and dates of appointment to those roles. The single total figure of remuneration table on page 174 shows remuneration for our Executive Directors, gross of tax and in the relevant currency of award or payment. In table 1a on pages 191-192, we report information regarding executives in accordance with Australian statutory disclosure requirements. The information is shown gross of tax and in US dollars. The remuneration details in table 1a include accounting values relating to various parts of the remuneration package, most notably LTIP awards, and require a different methodology for calculating the pension value. The figures in the single total figure of remuneration table are therefore not directly comparable with those in table 1a. Where applicable, amounts have been converted using the relevant average exchange rates included in the notes to table 1a. In table 1b on page 193, we report the remuneration of the Chairman and the Non-Executive Directors. Certain information contained within the Remuneration report is audited, as outlined on page 198. Shareholder voting The Implementation report, together with the annual statement by the Remuneration Committee Chair, is subject to an advisory vote each year as required by UK legislation. Under Australian legislation, the Remuneration report as a whole is subject to an advisory vote. All remuneration-related resolutions will be voted on at the AGMs as Joint Decision Matters by Rio Tinto plc and Rio Tinto Limited shareholders. The differing approaches explained As well as the difference in methodology for measuring remuneration, there are also key differences in how remuneration is reported in the UK and Australia. UK – For reporting purposes, remuneration is divided into fixed and variable elements. – We report remuneration in the currency it is paid, for example, where a UK executive is paid in pounds sterling, remuneration is reported in pounds sterling. Australia – For reporting purposes, remuneration is divided into short and long-term elements. – All remuneration is reported in US dollars, so using the previous example, the UK executives’ remuneration would be converted to US dollars using the average exchange rate for the financial year (except STIP, which is converted at the year-end exchange rate). The table below summarises the elements of each component of remuneration, as well as the significant differences in the approaches to measurement. UK Australia Fixed Base salary Short-term Base salary Benefits STIP – cash element Pension The value of the pension contribution and payment in lieu of pension paid during the year. Cash benefits Non-monetary benefits Variable STIP – cash element Long-term STIP – deferred share element Based on the amortised IFRS fair value of deferred shares at the time of grant. STIP – deferred share element LTIP Measured at point of vesting. LTIP Based on the amortised IFRS fair value of the award at time of grant. Pension and superannuation Accounting basis. Total remuneration 171Annual Report on Form 20-F 2021 | riotinto.com

Implementation report continued Remuneration Committee responsibilities The Committee’s responsibilities are set out in our terms of reference, which we review each year, and are published in the corporate governance section of riotinto.com. Our responsibilities include: – Determining the Group’s remuneration structure and policies, and assessing their cost, including pension and superannuation arrangements for executives. – Determining the mix and use of short and long-term incentive plans for executives and ensuring alignment with the company’s strategic objectives. – Overseeing the operation of the Group’s short and long-term incentive plans for executives, including approving awards, setting performance criteria, and determining any vesting, and where necessary applying the Consequence Management Framework to current and prior awards. – Determining contractual notice periods and termination commitments, and setting retention and termination arrangements for executives. – Determining awards under the Group’s all-employee share plan. – Monitoring gender pay. – Determining the terms of service upon appointment for the Chair and executives, and any subsequent changes. We consider the level of pay and conditions for all employees across the Group when determining executive remuneration. Committee membership The members of the Committee during the year and to the date of this report were: Sam Laidlaw (Committee Chair) Megan Clark Simon McKeon Jennifer Nason Simon Thompson Ngaire Woods How we work The Group Company Secretary (or their delegate) attends meetings as secretary to the Committee. The Chief Executive, Chief People Officer and Head of Reward attend appropriate parts of the meetings at the invitation of the Committee Chair. No individual is in attendance during discussions about their own remuneration. Independent advisers The Committee has a protocol for engaging and working with remuneration consultants to ensure that “remuneration recommendations” (being advice relating to the elements of remuneration for KMP, as defined under the Australian Corporations Act) are made free from undue influence by key management personnel to whom they may relate. We monitored compliance with these requirements throughout 2021. Deloitte, the appointed advisers to the Committee, gave declarations to the effect that any remuneration recommendations were made free from undue influence by KMP to whom they related, and the Board has received assurance from the Committee and is satisfied that this was the case. Deloitte are members of the Remuneration Consultants’ Group, and voluntarily operate under its Code of Conduct (the Code) in relation to executive remuneration consulting in the UK. The Code is based upon principles of transparency, integrity, objectivity, competence, due care and confidentiality. Deloitte has confirmed that they adhered to the Code throughout 2021 for all remuneration services provided to Rio Tinto. The Code is available online at remunerationconsultantsgroup.com. The Committee is satisfied that the Deloitte engagement partners and advisory teams that provided remuneration advice to the Committee do not have any connections with the company or individual directors that may impair their independence. During 2021, Deloitte’s services also included attending Committee meetings, support on the new Policy and giving advice in relation to management proposals and shareholder consultations. Deloitte was paid US$365,777 (2020: US$268,394) for these services. Fees were charged on the basis of time and expenses incurred. Willis Towers Watson provided general and technical executive remuneration services. These services predominantly related to remuneration of employees other than KMP. We received other services and publications relating to remuneration data from a range of sources. During the year, Deloitte also provided internal audit, tax compliance and other non-audit advisory services. These services were provided under separate engagement terms and the Committee is satisfied that there were no conflicts of interest. Annual Report on Form 20-F 2021 | riotinto.com172

How the Committee spent its time in 2021 During 2021, the Committee met ten times. We fulfilled our responsibilities as set out in our terms of reference. Our work in 2021 included: Performance review process for executives Rio Tinto conducts annual performance reviews for all its executives. Our key objectives for the performance review process are to: – Improve organisational effectiveness by creating alignment between the executive’s objectives, Rio Tinto’s strategy, the individual’s leadership behaviours and the Company’s values. – Provide a consistent, transparent and balanced approach to measure, recognise and reward executive performance. The Chief Executive conducts the review for members of the Executive Committee and recommends the performance outcomes to the Committee. The Chief Executive’s performance is assessed by the Chair of the Board and discussed and debated with the Committee and the full Board. Performance reviews for all executives took place in 2021 or early 2022. January 2021 – Reviewing and determining any base salary adjustments and LTIP grants for executives. – Approving appointment terms for the new Executive Committee members. December 2021 – Preparing the Remuneration report (including this Implementation report). November 2021 – Further consultations with shareholders on specific proposals in relation to the Consequence Management Framework and leaver positions in the EIP rules. October 2021 – Discussion and further refinement of the Consequence Management Framework and leaver provisions in the EIP rules to discuss with shareholders. – Reviewing executives’ progress towards the Group’s share ownership requirements. – Reviewing the strategy and annual reports on the Group’s global benefit plans. August/September 2021 – Consultation with shareholders and proxy advisers to obtain feedback on specific proposals in relation to the Consequence Management Framework and leaver provisions in the EIP rules. July 2021 – Completing scenario testing and further refinement of the Consequence Management Framework and leaver provisions in the EIP rules to discuss with shareholders. June 2021 – Determining the terms of appointment for the new Chief Financial Officer. – Development of the Consequence Management Framework and revision to the leaver provisions in the EIP rules. May 2021 – Reviewing and determining the final EBIT margin outcome for PSA with a performance period ending 31 December 2020. – Considering shareholder feedback on the remuneration-related resolutions for the 2021 AGMs, including the company’s response to the voting outcomes. – Acting in accordance with the terms of the deferral agreement for the former Chief Executive, Sam Walsh. February 2021 – Reviewing and determining “threshold”, “target” and “outstanding” targets for the safety, financial and ESG components of the 2021 STIP. – Reviewing actual performance against the targets for the 2020 STIP and assessing applicable adjustments. 173Annual Report on Form 20-F 2021 | riotinto.com Governance

Executive Directors Single total figure of remuneration (£’000) Bonus – STIP payment Value of LTIP awards vesting(a) Executive Director (£’000) Year Base salary Benefits Pension Total fixed Cash Deferred shares Face value Share price appreciation Other Total variable Single total figure Jakob Stausholm (Chief Executive) 2021 1,150 67 161 1,378 705 705 – – – 1,410 2,788 Peter Cunningham (Chief Financial Officer)(b) 2021 377 33 53 463 216 217 441 450 – 1,324 1,787 Jakob Stausholm (Chief Financial Officer) 2020 789 83 174 1,046 564 565 – – 1,129 2,175 (a) Dividend equivalent shares are valued at the grant price for the LTIP award and included in the face value figure, with the impact of share price change included under share price appreciation. (b) The details for Peter Cunningham reflect remuneration from his appointment as Chief Financial Officer and Executive Director on 17 June 2021 to 31 December 2021. The LTIP granted in 2017 was in relation to his previous role. At the end of the performance period, LTIP values are based on estimates of both the number of shares that will ultimately vest and the share price. These estimates are restated in the following year, once actual values are known. Refer to page 181 for further detail. Fixed remuneration Base salary (2021) Consistent with prior practice, annual base salary increases for executives are generally in line with the base salary increases applying to the broader employee population. Base salaries are reviewed with a 1 March effective date. Executive Director Annual base salary at appointment 1 January 2021 £’000 Annual base salary at appointment 17 June 2021 £’000 Total base salary paid in 2021 £’000 Annual base salary at 1 March 2022 £’000 % change Jakob Stausholm 1,150 – 1,150 1,182 2.8% Peter Cunningham – 700 377 700 Nil Benefits (2021) Includes healthcare, allowance for professional tax compliance services, and non-performance based awards under the all-employee share plans. Pension (2021) Pension benefits can either be paid as contributions to Rio Tinto’s company pension fund or as a cash allowance. Executive Director Pension contributions paid to the Rio Tinto pension fund £’000 Cash in lieu of pension contributions paid £’000 Total £’000 Pension provision as percentage of base salary Jakob Stausholm 4 157 161 14% Peter Cunningham 3 50 53 14% Peter Cunningham opted out of future accruals in the defined benefit plan following his appointment as Chief Financial Officer. Implementation report continued Annual Report on Form 20-F 2021 | riotinto.com174

STIP (2021) 2021 Outcome For an executive’s STIP outcome, the weighted safety, financial, ESG and individual STIP results are added to determine the total result. The resultant STIP is delivered equally in cash and deferred shares. Executive Director Weighted result Total STIP (% of base salary) Base salary £’000 STIP £’000 Discretion (% of total STIP)(b) Adjusted STIP £’000 Delivered in: Percentage of: Safety (20%) Financial (50%) ESG (15%) Individual (15%) Total Cash £’000 Deferred shares £’000 Max awarded Max forfeited Target awarded Jakob Stausholm 13.2 31.5 7.9 12 64.6 129.1 1,150 1,485 (5) 1,410 705 705 61.3% 38.7% 122.6% Peter Cunningham(a) 13.2 31.5 7.9 7.5 60.1 120.1 700 456 (5) 433 216 217 57.0% 43.0% 114.1% (a) Values for Peter Cunningham only represent his time served as CFO from 17 June 2021 to 31 December 2021. (b) Downward discretion of 5% applied to total STIP in relation to the findings of the Everyday Respect report. Maximum STIP is capped at 200% of base salary with awards of: – 50% of maximum for target – 100% of maximum for outstanding performance Half of the STIP award will be paid in cash in March 2022, and the remainder will be delivered in deferred shares as a BDA, vesting in December 2024. On cessation of employment, any unvested deferred shares will lapse unless the Committee decides the executive is an eligible leaver. 2021 STIP measures Performance categories Weighting Commentary Safety 20% Our goal is zero harm, including, above all, the elimination of workplace fatalities, and we consider safety as a key performance measure. Safety measures for all executives in 2021 included a standalone binary fatality measure (40%), with the remainder split between all-injury frequency rate (AIFR) (20%) and measures relating to our SMM (40%). Financial 50% Our current financial measures are based on two KPIs that are used in managing the business. The first, underlying earnings, gives insight to cost management, production and performance efficiency. A reconciliation of underlying earnings to net earnings is provided in note 2 (Operating segments) on page 240. The second, STIP free cash flow, is also an important measure to the business. It demonstrates how we convert underlying earnings to cash, and provides further insight into how we are managing costs, efficiency and productivity. STIP free cash flow comprises free cash flow (as reported on page 346), adjusted to exclude dividends paid to holders of non-controlling interests in subsidiaries (US$1.1 billion) and development capital expenditure (US$3.9 billion). This adjusted metric excludes the impact of those components of free cash flow which are not directly related to performance in the year and therefore better represents underlying business performance. In 2021, this measure was reduced by US$0.2 billion to include capital expenditure originally included in the STIP target as sustaining capital, but later classified as development capital in the Group’s 2021 financial results. When we measure financial performance against the annual plan, half is measured against the original plan, and half is “flexed” to exclude factors that are outside management’s control, such as the impact of fluctuations in exchange rates, or quoted metal and other prices. “Flexed” financial targets are typically higher than the “unflexed” targets set by the Board when commodity prices rise and lower when commodity prices fall. Actual underlying earnings and STIP free cash flow results are compared against equally weighted “flexed” and “unflexed” targets. ESG 15% A strong focus on ESG is critical to the success of our strategy. 2021 is the first year in which ESG measures have been introduced for all executives and included Environmental measures (5%), Social measures (5%) and Governance measures (5%). Individual 15% An assessment of individual performance against key priorities and objectives for the year. The STIP measures for product group Chief Executive Officers (PGCEOs) include product group financial and safety measures in addition to Group financial measures. 175Annual Report on Form 20-F 2021 | riotinto.com Governance

Calculation of 2021 STIP award The following tables summarise the calculation of STIP award for the Executive Directors. Below threshold payout is nil on the Group safety and financial measures. Group safety measures Weighting (out of 100%) 2021 performance Result (% of maximum) Weighted result (out of 100%) Commentary on safety measures Binary fatality 8% No fatality 100% 8% For a third consecutive year in 2021, we achieved zero fatalities. Performance against the binary fatality measure was therefore maximum for all executives. There was a regression in the all-injury frequency rate (AIFR) of 0.40 in 2021 (2020: 0.37) following a strong performance in the previous year. There were no PDI recorded across the Group. The 2020 end of year SMM scores formed the baseline (threshold) for the 2021 assessments. The 2020 Group baseline score was 5.4. In H1 2021, nine assets were added and five removed which resulted in an adjusted 2020 Group baseline score of 5.0. The 2021 average Group SMM achievement was 5.7. The Group SMM STIP result is the average of the SMM STIP scores achieved by the individual assets included in the programme. The Group performance against the safety targets is 66% of maximum. Threshold Target Maximum All-injury frequency rate 4% 25% 1% Safety maturity model 8% 52.5% 4.3% Total Group safety 20% 66% 13.2% Group financial measures Weighting (out of 100%) 2021 performance (US$bn) Result (% of maximum) Weighted result (out of 100%) Commentary on financial measures Threshold Target Maximum The Group’s unadjusted financial result is 60% (of maximum 100%). The Committee considered whether any adjustments were warranted to ensure the outcome was a fair reflection of underlying performance. The adjustments approved related to tax prepayments and the buyout of the French pension plan which did not reflect current year performance. On its review of the adjustments, the Committee was mindful of the change to the payout slope approved as part of the remuneration policy, which resulted in a minimal number of adjustments approved. Accordingly, the adjusted Group performance against the financial targets is 63% of maximum. Underlying earnings 12.5% 100% 12.5% Underlying earnings – flexed 12.5% 30% 3.8% STIP free cash flow 12.5% 98% 12.3% STIP free cash flow – flexed 12.5% 24% 3% Total Group financial 50% 63% 31.5% 0.33 Actual: 0.4 0.4 0.3 6.55.7 Actual: 5.7 5 6.7 16.3 Actual: 21.3 12.2 21.2 23.7 Actual: 21.3 17.8 30.7 17.813.3 23.2 Actual: 23 26.519.8 34.6 Actual: 23 Implementation report continued Annual Report on Form 20-F 2021 | riotinto.com176

Group ESG measures Target Outstanding Result Weighting (out of 100%) Result (% of maximum) Weighted result (out of 100%) Environment Approve 0.22Mt CO2e of abatement projects 0.22Mt CO2e 0.37Mt CO2e 0.262Mt CO2e 2.5% 64% 1.6% Delivery of goals to progress Scope 3 partnership strategy 3 out of 4 4 out of 4 3 of 4 2.5% 50% 1.3% Social Percentage point increase of women in the overall workforce against 2020 baseline 2% 3% 1.5% 5% 0% 0% Governance Support delivery of Group CSP improvements and cultural awareness training See footnote(a) See footnote(a) 3 of 3 2.5% 100% 2.5% Improved assurance and risk management processes See footnote(a) See footnote(a) Stretch achieved 2.5% 100% 2.5% Total Group ESG 15% 52.3% 7.9% (a) The performance for each metric was verified against detailed deliverables, evaluation criteria and evidence requirements by the CSP Area of Expertise and independently assured. The key performance criteria were based on actions developed through the Trusted Partnership Program (TPP). The TPP was established in response to the Board’s Review of Cultural Heritage Management which identified priority actions for the Iron Ore product group, Australia and the overall Group. Progress on TPP was reported to the Board’s Sustainability Committee on a regular basis during 2021. The 2021 objectives under the Governance component contributed to the achievement of a number of the priorities identified in the Board review in the Group wide topic areas of social performance, assurance and organisation alignment. Commentary on ESG measures Impeccable ESG credentials is one of our four objectives. As part of the policy review, we introduced an ESG component into our STIP scorecard in 2021 to complement our long-standing safety component. Overall, we made good progress against the three dimensions of this component with an outcome of just above target. On the environment, we took important foundational steps to advance towards our ambitious climate change targets by approving abatement projects and progress our Scope 3 partnership strategy. On social, our aspiration is to foster an environment where all aspects of diversity are represented, included, and respected. The target related to improving female representation in the workforce by at least 2%. We achieved 1.5% which was the highest increase in the last five years but fell short of target. In March 2021, we commissioned an independent review into sexual harassment, racism and bullying the findings of which were published 1 February 2022. The findings are deeply disturbing and are a source of enormous regret to have learnt the extent to which bullying, racism and sexual harassment are happening at Rio Tinto. This is not the kind of company we aspire to be. In recognition of the gravity of the findings, the management team recommended that a downward adjustment be made to the individual STIP payments to Executive Committee members. The Committee concluded, after applying the Consequence Management Framework, that a reduction of 5% should be applied to the total STIP payment for current Executive Committee members and an equivalent adjustment be made to the 2020 unvested BDA held by former Executive Committee members. On governance, our efforts in 2021 were focused on strengthening our CSP frameworks, processes and risk management. This included important work on our Standard and Cultural Heritage Group Procedure for external engagement, the development and delivery of locally and/or regionally appropriate cultural awareness training to the majority of local risk owners and asset/project owners and the development of measurable outcomes-based asset-level CSP metrics and targets across the Group up to 2026. Individual performance Weighting (out of 100%) Result (% of maximum) Weighted result (out of 100%) Commentary on individual measures Jakob Stausholm 15% 80% 12% Refer to page 178 Peter Cunningham 15% 50% 7.5% Refer to page 179 177Annual Report on Form 20-F 2021 | riotinto.com Governance

Jakob Stausholm Priorities Objectives Achievements Performance Safety, operational and commercial excellence drive superior margins and returns Refocus organisation to become best operator – Third successive fatality free year, with greater focus on non-managed operations and supply chain partners in 2022. – Launch of the Rio Tinto Safe Production System, designed to improve operational performance, which was deployed to the first sites in 2021 and will be significantly ramped up in in 2022. – Achieving record financial results with free cash flow of $17.7 billion and underlying earnings of $21.4 billion, after taxes and government royalties of $13 billion. This enables us to pay our highest total dividend ever of 1,040 US cents per share, including a 247 US cents per share special dividend, representing a 79% payout. However, underlying operational performance and project delivery in 2021 was behind expectation partly due to COVID-19 and other impacts. – Record annual average share price. Portfolio Low-cost, long-life assets that deliver attractive returns Develop growth pipeline for future optionality – Setting the Group’s objectives: to become the best operator; achieve impeccable ESG credentials; excel in development; and secure a strong licence to operate. – Launch of a new strategy, accelerating the decarbonisation of our assets through a 15% reduction in emissions by 2025 – five years earlier than originally planned. – Further development of the project portfolio, with commitment to Jadar project and Rincon acquisition as part of the Battery Minerals strategy. – Significant engagement with technical teams and external partners on key growth projects, Simandou, Resolution and Oyu Tolgoi (OT). People Building capability to drive performance Re-set company leadership, culture and values – Appointment of a new Executive Committee team and intensively working on developing teamwork. – Successful roll-out of new Group values of care, courage and curiosity. – Launch of Voyager, a company-wide leadership programme, focused on development of the extended leadership team. – Transparent disclosure of an external review of workplace culture (Everyday Respect report published in February 2022). Partners Working with others for future success Re-build trust with stakeholders Prioritise impeccable ESG credentials – Good progress in restoring reputation in Australia, particularly with Traditional Owners in the Pilbara and with government and other external stakeholders. – Focus and engagement on the world’s transition to a low carbon economy as Chair of the ICMM climate sub-group and through attendance at Cop26 in Glasgow. – Publication of an interim report on the Group's CSP commitments. – Re-setting of relations with the Government of Mongolia (leading in early 2022 to the comprehensive agreement on how to take the OT project forward and commencement of underground operations). Implementation report continued Annual Report on Form 20-F 2021 | riotinto.com178

Peter Cunningham Priorities Objectives Achievements Performance Safety, operational and commercial excellence drive superior margins and returns Drive cash performance and functional performance – Strengthened the balance sheet, including through disciplined focus on cost management in Annual Planning and Budget discussions. – Delivery of key Treasury activity (bond issuance and new revolving credit facility). – Design and implementation of rigorous monthly performance reviews, including quarterly deep-dives on critical topics. Portfolio Low-cost, long-life assets that deliver attractive returns Contribute to the growth pipeline – Key contribution in formulating and communicating the new strategy. – Successful re-set of new strategic direction for the Finance leadership team and the Information Systems & Technology (IS&T) function. – Implementation of key organisational changes (Business Development and Strategy teams). – Integral to the evaluating and approval of key growth projects, capital improvement programmes and inorganic growth opportunities through role as Chair of the Evaluation Committee and key member of the Investment Committee. People Building capability to drive performance Build a capable and engaged function – Continued to upgrade the capability across the Finance function through several strategic talent appointments and planning the succession pipeline. – Key contribution in successful roll-out of new Group values: care, courage and curiosity. – Strong leadership and commitment to ‘The Way We Work’ and our ethics and integrity priorities. Partners Working with others for future success Re-build trust with key stakeholders – Continued to strengthen relationships with shareholders. – Led our investor relations engagement strategies to reinforce our presence in key markets. 179Annual Report on Form 20-F 2021 | riotinto.com Governance

2022 STIP This section outlines the operation of the 2022 STIP which is broadly unchanged from 2021 with the safety measures now included within the ESG scorecard. 2022 STIP measures, weightings and targets Group STIP metrics Weighting out of 100% Financial: Underlying earnings 25% Financial: Free cash flow 25% ESG scorecard (including safety, climate change, diversity and governance) 35% Individual 15% The financial and individual targets that have been set for 2022 are considered by the Board to be commercially sensitive. As such, the specific targets for these measures, and the performance against them, are expected to be described retrospectively in the 2022 Implementation report. 2022 ESG measures, weightings and targets As safety is clearly linked to sustainability, we have decided to simplify the STIP in 2022 to combine all ESG measures (including safety) into an ESG scorecard. The weighting for safety and other ESG metrics will remain consistent with 2021, however we have updated the ESG metrics to continue to stretch our performance and drive towards achieving impeccable ESG credentials. As expectations evolve and we improve across the three ESG pillars, we may replace or amend ESG metrics and targets included in the STIP in future years. Other ESG-related objectives outside the STIP will continue to be actively managed and may form part of the executives’ individual performance objectives. In selecting the focus areas and metrics for the ESG component, we have been conscious and mindful of the need to set credible stretch targets aligned to our strategic agenda that are transparent and measurable whilst recognising some inevitable limitations of what is possible. The ESG metrics and targets for 2022 set out below were considered and approved by the Board. Threshold Target Outstanding Weighting (out of 100%) Safety – Fatality prevention (Binary) n/a n/a No fatality 8% Safety – AIFR 0.44 0.38 0.30 + 0 PDI 4% Safety – SMM (basic and evolving assets)(a) Rebased end of 2021 score Improvement of 0.7 or achieve a total score of 6.0, whichever is less Improvement of 1.5 or achieve a total score of 7.3, whichever is less 8% Safety – SMM (advanced assets)(a) Rebased end of 2021 score Improvement of 0.5 Improvement of 1.5 or achieve a total score of 7.3, whichever is less Progress of Scope 1 and 2 abatement projects: projects &gt;5kt CO2 approved and delivered in 2022 that reduce 2025 emissions(b)(d) 0.8Mt CO2 reduction 1.65Mt CO2 reduction 2.5% Deliver Scope 3 milestones for our highest emission areas: steel decarbonisation, zero-carbon aluminium and shipping(d) 3 of 4 achieved 4 of 4 achieved 2.5% Improve female representation in workforce(d) 2% 3% 2.5% Implement actions from Everyday Respect report(d) See footnote(c) See footnote(c) 2.5% Complete actions from the Juukan Senate Inquiry Report and 2020 Board report(d) 90% actions complete 100% actions complete 2.5% Critical elements of the 2022 plan to implement the Global Industry Standard on Tailings Management(d) All asset gap analyses complete and no tailings incidents with off-lease impacts 80% completion of asset work plans to close gaps for “very high” and “extreme” consequence facilities 2.5% Total Group ESG 35.0% (a) The SMM is now in the third consecutive year of implementation and it will be enhanced in 2022 to support the business through the next phase of safety improvement. The 2022 enhancements to the SMM criteria require a reset of the baseline from the 2021 end of year assessment scores. In Q4 2021, a set of sample assessments was completed across the Group comparing score outcomes against the existing and the enhanced models. The outcomes from these sample assessments have been used to set the criteria for determining 2022 baseline scores. Using the criteria on the site end of year assessments conducted in Q4 2021, the 2022 baseline score is determined to be 4.4. During the course of the year, sites will be added or removed in line with business reorganisations and the project and closure cycles, in which the 2022 baseline score will be updated. Changes will be fully disclosed in the 2022 Director’s Remuneration report. Please refer to page 99 for more details of the 2022 enhancements. (b) Projects that individually reduce 2025 emissions by 5kt CO2 which may include approved renewable energy, abatement and energy efficiency projects. (c) There are two equal components to measure the implementation of actions from the Everyday Respect report. The first component is to have all leaders (approximately 6,000 individuals) trained on responsibilities, prevention and response management of harmful behaviours in the workplace. The target and outstanding achievement is to have 80% and 100% of leaders complete the training respectively. The second component is to have safe and inclusive facilities at our workplaces. The target achievement is to complete a facilities review through inclusive on the ground engagement and implement safety critical upgrades of all facilities. The outstanding achievement is to implement all improvements of facilities that address inclusion and respect for all employees and contractors. (d) No payout below target. With the exception of the binary approach to fatality prevention, payout of 50% of maximum for achieving target, going up in a straight line to outstanding. Implementation report continued Annual Report on Form 20-F 2021 | riotinto.com180

LTIP PSAs granted in 2017 were based on three performance conditions, all measured over a five-year performance period: – TSR relative to the EMIX Global Mining Index – one-third. – TSR relative to the MSCI World Index – one-third. – Improvements in EBIT margin relative to global mining comparators – one-third. Performance against the improvement in the EBIT margin measure cannot be finalised until May in the year following the end of the five-year performance period. This is due to the reporting timeframes for companies in the EBIT margin comparator group and the time taken for the external source (currently S&P Capital IQ) to report the relevant data. The EBIT margin comparator group includes Alcoa, Anglo American, Antofagasta, Barrick Gold, BHP, Fortescue, Freeport, Glencore, Teck Resources and Vale. Accordingly, the value of the shares vesting included in the single total figure of remuneration table for 2021 is an estimate, which is finalised once the actual figures are known. The original estimate is based on: – The TSR portion of the award (with estimated associated dividend equivalent shares) which vest in February following the end of the five-year performance period. – An estimate of vesting of the EBIT margin portion of the award (with estimated associated dividend equivalent shares) based on the analysis of the latest available EBIT margin ranking prior to publication of this report. – The average share prices for Rio Tinto plc and Rio Tinto Limited over the last quarter of the relevant year, as the share price on the date on which all shares vest is not ascertainable by the date on which the Remuneration report is approved by the Board. The actual values associated with the PSA vesting are determined following the vesting of the EBIT margin portion of the award at the end of the following May, based on the actual share prices on the date of vesting. The estimated LTIP values are then restated, if applicable, in the following Remuneration report. Calculation of 2017 PSA vesting Our remuneration consultants, Deloitte, calculated performance against the TSR measures. The dual TSR measures recognise that the company competes in the global market for investors as well as within the mining sector, and rewards executives for returns over the long term that outperform both the broader market and the mining sector. Performance Vesting Weighting Weighted achievement TSR relative to EMIX Global Mining Index Threshold Equal to index 22.5% One-third Maximum Outperformance of the index by 6% per annum 100% Actual 16.7% per annum 100% One-third TSR relative to MSCI World Index Threshold Equal to index 22.5% One-third Maximum Outperformance of the index by 6% per annum 100% Actual 21.2% per annum 100% One-third Improvement in EBIT margin Threshold Above the sixth ranked company 22.5% One-third Maximum Rank of 1st or 2nd 100% Estimate 6th 0% Nil Overall vesting Two-thirds Executive Director Estimated Actual Year included in single figure Award EBIT margin rank out of 11 Overall vesting % Dividend equivalents (% of face value) Shares (including dividend equivalents) Share price PSA outcome (£’000) EBIT margin rank out of 11 Overall vesting % Share price PSA outcome (£’000) 5,200 Peter Cunningham 2021 2017 PSA 6th rank 66.7% (38%) 18,892 £47.18 891 Will be determined in May 2022 The TSR component of the 2016 PSA vested in full on 18 February 2021 with Rio Tinto plc and Rio Tinto Limited share prices of £62.35 and A$127.47 respectively. Final rank for the EBIT margin component was 6th which resulted in vesting of nil. Overall vesting outcome for the 2016 PSA was therefore 66.7%. Dividend equivalents were equal to 20% of the vested awards. Jakob Stausholm’s first LTIP award was granted in September 2018, with a performance period ending 31 December 2022. 181Annual Report on Form 20-F 2021 | riotinto.com Governance

LTIP awards granted in 2021 These awards are subject to TSR performance relative to the EMIX Global Mining Index and MSCI World Index (equal weighting). Targets for threshold and maximum performance are unchanged from prior years. Executive Director Type of award Grant date Face value of award (% of base salary) Face value of award (£’000) % of vesting at threshold performance Grant price(a) Conditional shares awarded Vesting month End of the period over which the performance conditions have to be fulfilled Jakob Stausholm PSA 18 March 2021 400% 4,600 22.5% £44.44 103,510 Feb 2026 31 Dec 2025 Peter Cunningham’s 2021 LTIP grant detailed in Table 3 (page 195) was granted prior to his appointment as Chief Financial Officer. No top-up grant was made in 2021 following his appointment. LTIP to be granted in March 2022 Executive Director Type of award Face value of award (% of base salary) Face value of award (£’000) % of vesting at threshold performance Grant price(a) Conditional shares awarded Vesting month End of the period over which the performance conditions have to be fulfilled Jakob Stausholm PSA 400% 4,728 22.5% £55.55 85,126 Feb 2027 31 Dec 2026 Peter Cunningham PSA 400% 2,800 22.5% £55.55 50,405 Feb 2027 31 Dec 2026 (a) In line with Policy, the grant price for PSA is determined by reference to the average share price for the calendar year prior to year of grant. Performance measures Performance measure (weighting) Vesting schedule Weighting TSR vs EMIX Global Mining Targets for threshold and maximum performance are unchanged from prior years. 50% TSR vs MSCI World Index Targets for threshold and maximum performance are unchanged from prior years. 50% Implementation report continued Annual Report on Form 20-F 2021 | riotinto.com182

Executive Directors’ shareholding In line with our share ownership policy, Executive Directors’ shareholdings are calculated using the closing price of Rio Tinto shares on 31 December 2021. Executive Director Multiple of base salary Holding of ordinary shares 31 December 2021 Guidelines Year requirement needs to be met 31 December 2021 31 December 2020 Jakob Stausholm 1.9 4.0 2024 33,832 30,280 Peter Cunningham 2.6 3.0 2026 35,631 – The multiple of base salary shown above includes the value of 50% unvested BDA held. All past directors subject to post-employment shareholding requirements continue to meet their requirements. Service contracts Executive Director Position held during 2021 Date of appointment to position Notice period Jakob Stausholm Chief Executive 1 January 2021 12 months Peter Cunningham Chief Financial Officer 17 June 2021 12 months Either party can terminate their contract with notice in writing, or immediately by the company by paying the base salary only in lieu of any unexpired notice. Executives’ external and other appointments Neither of the Executive Directors currently has an external directorship. Chief Executive’s remuneration over time: summary Year Chief Executive Single total figure of remuneration (’000) Annual STIP award against maximum opportunity Long-term incentive vesting against maximum opportunity (SOP)(a) Long-term incentive vesting against maximum opportunity (PSA)(a) 2012 Tom Albanese £4,040 0.0% 100.0% 61.7% 2013 Tom Albanese £53 0.0% - Sam Walsh A$9,993 72.1% 50.0% 2014 Sam Walsh A$10,476 88.4% 49.0% 2015 Sam Walsh A$9,141 81.9% 43.6% 2016 Sam Walsh(b) A$5,772 68.2% 50.5% Jean-S&eacute;bastien Jacques £3,116 82.4% 50.5% 2017 Jean-S&eacute;bastien Jacques £3,821 73.4% 66.7% 2018 Jean-S&eacute;bastien Jacques £4,551 70.1% 43.0% 2019 Jean-S&eacute;bastien Jacques £5,999 74.8% 76.0% 2020 Jean-S&eacute;bastien Jacques(c) £8,670 0.0% 66.7% 2021 Jakob Stausholm(d) £2,788 61.3% - (a) All outstanding but unvested LTIP awards earned in previous years lapsed and were forfeited when Tom Albanese left the Group. No LTIP award is due to vest for Jakob Stausholm until the end of 2022, subject to the respective performance conditions being satisfied. (b) STIP award and PSA vesting percentages restated following release from the deed of deferral. (c) The 2020 single total figure of remuneration for Jean-S&eacute;bastien Jacques reported is based on the estimated vesting of the 2016 PSA of 66.7%. The 2020 single total figure of remuneration for Jean-S&eacute;bastien Jacques reported in the 2020 Annual Report was £7,224 based on the estimated and final vesting of the 2016 PSA of 66.7%. The restated 2020 single total figure of remuneration is £8,670 based on the actual vesting share price of £62.35. (d) Jakob Stausholm joined Rio Tinto in September 2018 and became CEO on 1 January 2021. He therefore did not participate in the 2017 LTIP. 183Annual Report on Form 20-F 2021 | riotinto.com Governance

TSR We use relative TSR against the EMIX Global Mining Index and the MSCI World Index as two-thirds of our performance measures when we determine the vesting of PSA granted in 2017. The remaining third is based on the improvement in EBIT margin relative to the comparator group. The graph below shows Rio Tinto’s TSR performance for the 2017 PSA. It uses the same methodology as that used to calculate the vesting for the PSA granted in 2017 with a performance period that ended on 31 December 2021. Rio Tinto EMIX Global Mining MSCI World Total shareholder return 0 50 100 150 200 250 300 350 400 202120202019201820172016 (a) TSR for the MSCI and EMIX indices has been calculated using 12-month average Return Index data for the year sourced from DataStream. (b) Rio Tinto’s Group TSR has been calculated using a weighted average for Rio Tinto plc and Rio Tinto Limited. The weighting is based on the free-float market capitalisation of each entity as at the start of the period. The following graph illustrates the TSR performance of the Group against the EMIX Global Mining Index and the MSCI World Index over the ten years to the end of 2021. The graph meets the requirements of Schedule 8 of the UK Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended) and is not an indication of the likely vesting of PSA granted in 2017. Total shareholder return 0 50 100 150 200 250 300 350 400 20212020201920182017201620152014201320122011 Rio Tinto EMIX Global Mining MSCI World (a) TSR has been calculated using spot return index data as at the last trading day for the year sourced from DataStream. The indices chosen are those used for measuring PSA performance. (b) Rio Tinto’s Group TSR has been calculated using a weighted average for Rio Tinto plc and Rio Tinto Limited. The weighting is based on the free-float market capitalisation of each entity as at the start of the period. Implementation report continued Annual Report on Form 20-F 2021 | riotinto.com184

Incoming director remuneration Peter Cunningham was appointed as interim Chief Financial Officer effective 1 January 2021, and subsequently, Chief Financial Officer effective 17 June 2021. The remuneration package offered to the new Chief Financial Officer is aligned with our Remuneration Policy and is comprised of base salary of £700,000; target STIP opportunity of 100% of base salary (with a maximum opportunity of 200% of base salary); an LTIP award of up to 400% of base salary; a company pension contribution of 14% of base salary; and other benefits such as company provided healthcare coverage, and continued eligibility to participate in the all-employee share plans. A minimum shareholding requirement of 300% of base salary (including a two-year post-employment holding requirement) applies to his appointment. Past-director payments As previously disclosed, in light of the decision taken under the binding dispute resolution, combined with no further material information having emerged, the Board concluded that Sam Walsh should receive the third and final stage of the deferral, together with associated dividends and interest. Accordingly, he received a final payment of A$1,446,136, less statutory deductions, on 31 May 2021. For payments to past directors that have not been previously disclosed the Remuneration Committee has adopted a de-minimis threshold of £15,000 under UK requirements. Discretion In response to the findings of the Everyday Respect report, the Committee will apply discretion to reduce the number of shares that are due to vest on 1 December 2022 for former Executive Director Jean-S&eacute;bastien Jacques in respect of his 2020 BDA award by 2,623 Rio Tinto plc shares. Other executive KMP This section sets out remuneration information pertaining to KMP excluding the Chief Executive and Chief Financial Officer. The Remuneration Policy applicable to the Executive Directors is also applicable to the other executive KMP with variances specified in this section. The remuneration mix for other executive KMP under this Policy is set out in the chart below. Remuneration mix Maximum Target 29% 12% 12% 47% 17% 14% 14% 55% Fixed pay STIP – Cash STIP – BDA LTIP Assumptions The value of benefits is estimated at 11% of base salary. Performance-related (At risk) Target STIP and LTIP performance – STIP award of 50% of the maximum award (equates to 100% of base salary) – PSA expected value of 50% of face value, calculated as 200% of base salary Maximum STIP and LTIP performance – A maximum STIP award of 200% of base salary – Maximum PSA face value of 400% of base salary No assumption has been made for growth in share price and payment of dividends. 185Annual Report on Form 20-F 2021 | riotinto.com Governance

Implementation report continued The table below outlines the positions held by the other executive KMP and the respective dates of appointment: Name Position(s) held during 2021 Date of appointment to position Other executives Bold Baatar Chief Executive Energy & Minerals 1 December 2016 Bold Baatar Chief Executive Copper 1 February 2021 Alfredo Barrios Chief Executive Aluminium 1 June 2014 Alfredo Barrios Chief Commercial Officer 1 March 2021 Sinead Kaufman Chief Executive Minerals 1 March 2021 Arnaud Soirat(a) Chief Executive Copper & Diamonds 2 July 2016 Peter Toth(b) Group Executive Strategy & Development 1 October 2020 Simon Trott Chief Commercial Officer 1 January 2018 Simon Trott Chief Executive Iron Ore 1 March 2021 Ivan Vella Interim Chief Executive Iron Ore 15 September 2020 Ivan Vella Chief Executive Aluminium 1 March 2021 (a) Arnaud Soirat ceased to be a KMP on 1 February 2021 following his appointment as Chief Operating Officer. (b) Peter Toth stepped down from the Executive Committee on 18 October 2021. STIP Overview of 2021 STIP weightings and measures The following table shows the measures and weightings used to determine STIP awards for executives in 2021. Weighting for Executive Directors and Group executives Weighting for PGCEOs Safety – split between standalone binary measure for fatality, AIFR and SMM 20% 20% Financial measures split equally between underlying earnings and STIP free cash flow for the Group 50% 20% Financial measures split equally between underlying earnings and STIP free cash flow for the relevant product group 0% 30% ESG 15% 15% Individual measures based on key strategic initiatives of each role and contribution to overall company performance 15% 15% The 2021 STIP awards are detailed in the table below. (000’s) Percentage of: 2021 STIP award (% of salary) Adjusted 2021 STIP award (% of salary)(a) 2021 STIP award (’000) Maximum STIP awarded Maximum STIP forfeited Bold Baatar 132.9% 126.3% £754 63.1% 36.9% Alfredo Barrios 119.4% 113.4% S$1,248 56.7% 43.3% Peter Cunningham(b) 120.1% 114.1% £694 57.0% 43.0% Sinead Kaufman(c) 123.1% 116.9% A$980 58.5% 41.5% Arnaud Soirat(d) 130.5% 124.0% £59 62.0% 38.0% Peter Toth(e) 60.1% 57.0% £200 28.5% 71.5% Simon Trott 120.5% 114.5% A$1,198 57.3% 42.7% Ivan Vella(f) 117.1% 111.2% C$1,004 55.6% 44.4% (a) Awards incorporating a downward discretion of 5% in relation to the findings of the Everyday Respect report. The values also represent the percentage of Target STIP awarded. (b) STIP award pro-rated for the period of Interim Chief Financial Officer from 1 January to 16 June 2021 and Chief Financial Officer from 17 June to 31 December 2021. This full year amount is therefore different to the Chief Financial Officer disclosure in the single total figure of remuneration. (c) STIP award for the period 1 March to 31 December 2021. (d) STIP award for the period 1 January to 31 January 2021. (e) STIP award for the period 1 January to 18 October 2021. (f) STIP award pro-rated for the period of Interim Chief Executive Iron Ore from 1 January to 28 February 2021 and Chief Executive Aluminium from 1 March to 31 December 2021. Annual Report on Form 20-F 2021 | riotinto.com186

Share ownership The following table shows the share ownership level for other KMP as a multiple of base salary. Share ownership level at 31 December 2021 as a multiple of base salary Bold Baatar 3.1 Alfredo Barrios 3.6 Sinead Kaufman 2.3 Simon Trott 3.7 Ivan Vella 1.1 Share ownership level is calculated using the market price of Rio Tinto shares on 31 December 2021, and we define “share ownership” in our Remuneration Policy. Service contracts All executives have service contracts which can be terminated by the company with 12 months’ notice in writing, or by the employee with six months’ notice in writing, or immediately by the company by paying base salary only in lieu of any unexpired notice. Other KMP appointments All newly appointed executives have received a remuneration package that is aligned with our Remuneration Policy and is comprised of base salary in line with market benchmarks; target STIP opportunities of 100% of base salary (with maximum opportunities of 200% of base salary); LTIP awards of up to 400% of base salary; company pension contributions of 14% of base salary; and other benefits such as company-provided healthcare coverage, and continued eligibility to participate in the all-employee share plans. A minimum shareholding requirement of 300% of base salary applies on appointment. Departures from the Executive Committee Peter Toth Peter Toth resigned and stepped down from the Executive Committee on 18 October 2021. He remained in an advisory role until the end of 2021. He will continue to receive his normal base salary and other contractual benefits until 5 April 2022. He remained eligible to receive 50% of the STIP award for the period 1 January 2021 to 31 December 2021, which will be calculated on actual business and individual performance and will be paid in cash in March 2022. The remaining 50% deferred into the BDA will be forfeited. Outstanding LTIP awards were lapsed from resignation. Unused and accrued vacation amounting to £24,251 will be paid at his termination date in line with UK policy. Broader employee disclosures Chief Executive pay ratio The ratio of the single total figure of remuneration for the Chief Executive to the lower quartile, median and upper quartile Rio Tinto Australian employee population for 2021 is set out in the table below. Lower quartile Median Upper quartile 2021 49 32 26 2020(a) 131 94 77 (a) 2020 pay ratio data has been restated based on actual pay outcomes for the CEO in 2020. The median CEO pay ratio of 32:1 is materially lower than last year, primarily because Jakob joined the Group after the award of the 2017 LTIP that vested this year. The first LTIP award for which he was eligible is due to vest at the end of the 2022 performance year. The Committee continues to be mindful of the relationship between executive remuneration and that of our broader workforce. The Committee’s decision making will continue to be supported by regular and detailed reporting on these matters. As the company employs fewer than 250 employees in the UK, this analysis has been provided on a voluntary basis. Relative spend on remuneration The table below shows our relative spend on remuneration across our global employee population and distributions to shareholders in the year. We have also shown other significant disbursements of the company’s funds for comparison. Stated in US$m 2021 2020 Difference in spend Remuneration paid(a) 5,513 4,770 743 Distributions to shareholders(b) 15,385 6,340 9,045 Purchase of property, plant and equipment and intangible assets(c) 7,384 6,189 1,195 Corporate income tax paid(c) 8,494 5,289 3,205 (a) Total employment costs for the financial year as per note 5 to the financial statements. (b) Distributions to shareholders include equity dividends paid to owners of Rio Tinto and own shares purchased from owners of Rio Tinto as per the Group cash flow statement. (c) Purchase of property, plant and equipment and intangible assets, and corporate income tax paid during the financial year are as per the Group cash flow statement and are calculated as per note 1 to the financial statements. 187Annual Report on Form 20-F 2021 | riotinto.com Governance

Change in director and employee pay In the table below, we compare the changes annual from in salary, benefits and annual incentives of the Directors for the past two years, to that of the Australian employee population. The 2021 changes for Jakob Stausholm reflect his promotion to Chief Executive Officer at the start of the year. 2019 to 2020 2020 to 2021 Percentage change in salary/ fees paid(a) Percentage change in other benefits paid Percentage change in annual incentive Percentage change in salary/ fees paid(a) Percentage change in other benefits paid(b) Percentage change in annual incentive(c) Executive Directors Jakob Stausholm 2% 34% 29% 46% (19%) 25% Peter Cunningham(d) – – – – – – Non-Executive Directors Simon Thompson 0% 3% – 0% 260% – Megan Clark 1% (54%) – (3%) (93%) – Hinda Gharbi – – – 0% 174% – Simon Henry 3% (88%) – 0% 64% – Sam Laidlaw 8% (87%) – 0% (51%) – Michael L’Estrange(e) 46% (71%) – (33%) (88%) – Simon McKeon 9% (72%) – 15% (91%) – Jennifer Nason(e) – – – 0% – – Ngaire Woods(e) – – – 0% – – Ben Wyatt(d) – – – – – – Australian workforce(f) 4% 5% 19 4% 0% (18%) (a) Change in salary and fees compared on an annualised basis to smooth the impact of part year appointments. (b) There was no change in the benefit entitlement for directors in the year. Percentage changes are reflective of year on year variability in benefits for travel or tax support. (c) The percentage change in annual incentive compares the incentive outcomes for the 2020 performance year to those for the 2021 performance year. (d) No prior year data as appointed as a director in 2021. (e) Fees compared on an annualised basis. (f) Since Rio Tinto plc, the statutory entity for which this disclosure is required, does not have any employees, we have included voluntary disclosure of the change in employee pay for our Australian employees who make up more than 40% of our employee population. ’–’ in the table signifies no reported change as a result of the absence of comparable data. Non-Executive Directors What we paid our Chairman and Non-Executive Directors Positions held We list the Non-Executive Directors who held office during 2021 below. Each held office for the whole of 2021 unless otherwise indicated. Their years of appointment are reported in “Board of Directors” on pages 134-135. Name Title Simon Thompson Chairman Megan Clark Non-Executive Director Hinda Gharbi Non-Executive Director Simon Henry Non-Executive Director Sam Laidlaw Non-Executive Director Michael L’Estrange Non-Executive Director (to 6 May 2021) Simon McKeon Non-Executive Director Jennifer Nason Non-Executive Director Ngaire Woods Non-Executive Director Ben Wyatt Non-Executive Director (from 1 September 2021) Service contracts The Chair and Non-Executive Directors' letters of appointment from the company stipulate their terms of appointment, including their duties and responsibilities as directors. Each Non-Executive Director is appointed subject to their election and annual re-election by shareholders. The Chair's appointment may be terminated by either party giving 12 months' notice and Non-Executive Directors' appointments may be terminated by either party giving three months' notice. Implementation report continued Annual Report on Form 20-F 2021 | riotinto.com188

Annual fees payable The table below shows the annual fees paid in 2021 and payable in 2022, to the Chair and Non-Executive Directors. 2022 2021 Director fees Chair’s fee £730,000 £730,000 Non-Executive Director base fee £95,000 £95,000 Non-Executive Director base fee for Australian residents £105,000 £105,000 Senior Independent Director £45,000 £45,000 Committee fees Audit Committee Chair £40,000 £40,000 Audit Committee member £25,000 £25,000 Remuneration Committee Chair £35,000 £35,000 Remuneration Committee member £20,000 £20,000 Sustainability Committee Chair £35,000 £35,000 Sustainability Committee member £20,000 £20,000 Nominations Committee member £7,500 £7,500 Meeting allowances Long distance (flights over 10 hours per journey) £10,000 £10,000 Medium distance (flights of 5-10 hours per journey) £5,000 £5,000 The Chair’s fee is determined by the Committee and was last increased on 1 July 2013. All other fees are subject to review by the Board on the recommendation of the Chair’s Committee. The Chair’s Committee conducted a review of Non-Executive Director fees in November 2021. Following this review, it was determined that all fees and travel allowances should remain unchanged. The additional £10,000 allowance for eligible Australian directors is to compensate them for additional UK National Insurance contributions which, unlike directors based in other jurisdictions, they are not able to offset against their local tax payments. We set out details of each element of remuneration, and the single total figure of remuneration, paid to the Chairman and Non-Executive Directors during 2021 and 2020 in US dollars in table 1b on page 193. No post-employment, termination or share-based payments were made. Statutory minimum superannuation contributions for Non-Executive Directors are deducted from the director’s overall fee entitlements when these are required by Australian superannuation law. The total fee and allowance payments made to the Chairman and Non-Executive Directors in 2021 are within the maximum aggregate annual amount of £3 million set out in the Group’s constitutional documents, approved by shareholders at the 2009 AGMs. Terms of appointment of the incoming Chair Dominic Barton will join the Board with effect from 4 April 2022 and be appointed to the role of Chair at the conclusion of the Rio Tinto Limited annual general meeting on 5 May 2022. On his appointment to Chair, he will receive the same base fee as his predecessor, Simon Thompson. Relocation benefits will be provided in accordance with our Policy to include flights, shipping, short-term accommodation, tax filing and immigration support. Share ownership policy for Non-Executive Directors Rio Tinto has a policy that encourages Non-Executive Directors to build up a shareholding equal in value to one year’s base fee within three years of their appointment. Details of Non-Executive Directors’ share interests in the Group, including total holdings, are set out in table 2 on page 194. Non-Executive Directors’ share ownership The Non-Executive Directors’ shareholdings are calculated using the market price of Rio Tinto shares on 31 December 2021: Director Share ownership level at 31 December 2021 as a multiple of base fee (or Chair’s fee)(a) Share ownership level at 31 December 2020 as a multiple of base fee (or Chair’s fee) Simon Thompson 3.8 (0.5) 4.4 (0.6) Megan Clark 3.3 3.9 Hinda Gharbi 0.7 0.9 Simon Henry 0.8 0.9 Sam Laidlaw 3.9 4.4 Simon McKeon 5.2 6.1 Jennifer Nason 0.9 1.1 Ben Wyatt(b) – – Ngaire Woods 0.3 – (a) The fee multiple as at 31 December 2021 is lower than the multiple reported as at 31 December 2020 as a result of lower share prices. (b) Ben Wyatt joined the Board on 1 September 2021. 189Annual Report on Form 20-F 2021 | riotinto.com Governance

Other statutory disclosures Other share plans All-employee share plans The Committee believes that all employees should be given the opportunity to become shareholders in our business, and that share plans help engage, retain and motivate employees over the long term. Rio Tinto’s share plans are therefore part of its standard remuneration practice, to encourage employee share ownership and create alignment with the shareholder experience. Executives may participate in broad-based share plans that are available to Group employees generally and to which performance conditions do not apply. A global employee share purchase plan is normally offered to all eligible employees unless there are local jurisdictional restrictions. Under the plan, employees may acquire shares up to the value of US$5,250 (or equivalent in other currencies) per year, or capped at 15% of their base salary if lower. Each share purchased will be matched by the company, providing the participant holds the shares, and is still employed, at the end of the three-year vesting period. Over 25,000 (54%) of our employees are shareholders as a result of participating in these plans. In the UK, these arrangements are partially delivered through the UK Share Plan which is a UK tax approved arrangement. Under this plan, eligible participants may also receive an annual award of Free Shares up to the limits prescribed under UK tax legislation. Management Share Awards (MSA) The MSA are designed to help the Group attract the best staff in a competitive labour market, and to retain key individuals as we deliver our long-term strategy. MSA are conditional awards that are not subject to a performance condition. They vest at the end of three years subject to continued employment. Shares to satisfy the awards are bought in the market or re-issued from treasury. Executive Committee members are not eligible for the MSA after appointment. Shareholder voting In the table below, we set out the results of the remuneration-related resolutions voted on at the Group’s 2021 AGMs. Our meetings with shareholders in 2021 provided an opportunity for the Committee Chair to consult with shareholders on the voting outcomes and next steps. Resolution Votes for Votes against Votes withheld(a) Approval of the Directors’ Remuneration report: Implementation report 38.4% 61.6% 16,456,963 Approval of the Remuneration Policy 96.8% 3.2% 22,272,424 Approval of the Directors’ Remuneration report 39.2% 60.8% 16,222,350 (a) A vote “withheld” is not a vote in law and is not counted in the calculation of the proportion of votes for and against the resolution. Implementation report continued Annual Report on Form 20-F 2021 | riotinto.com190

Table 1a – Executives’ remuneration Stated in US$‘000(a) Short-term benefits Base salary Cash bonus(b) Other cash-based benefits(c) Non- monetary benefits(d)(e) Total short-term benefits Executive Directors Jakob Stausholm 2021 1,582 952 216 84 2,834 2020 1,012 768 235 79 2,094 Peter Cunningham(f) 2021 711 557 239 41 1,548 Other executives Bold Baatar 2021 821 509 139 22 1,491 2020 719 522 162 36 1,439 Alfredo Barrios 2021 822 462 819 189 2,292 2020 777 601 249 106 1,733 Sinead Kaufman(g) 2021 626 356 92 28 1,102 Arnaud Soirat(h) 2021 65 40 12 1 118 2020 719 553 162 60 1,494 Peter Toth(i) 2021 483 270 81 22 856 2020 141 103 17 7 268 Simon Trott 2021 781 434 78 108 1,401 2020 704 525 26 53 1,308 Ivan Vella 2021 719 411 806 278 2,214 2020 117 129 49 12 307 Notes to table 1a – Executives’ remuneration (a) “Table 1a – Executives’ remuneration” is reported in US$ using A$1 = US$0.75153; £1 = US$1.37580; C$1 = US$0.79781; S$1 = US$0.74430 (2021 average rates), except for cash bonuses which use A$1 = US$0.72535; £1 = US$1.34965; C$1 = US$0.78201; S$1 = US$0.73954 (2021 year-end rates). (b) “Cash bonus” relates to the cash portion of the 2021 STIP award to be paid in March 2022. (c) “Other cash-based benefits” typically includes cash in lieu of company pension or superannuation contributions. (d) “Non-monetary benefits” for executives include healthcare coverage, professional tax compliance services/advice and flexible perquisites. (e) “Non-monetary benefits” for executives living outside their home country include international assignment benefits comprising, where applicable, housing, relocation expenses, tax equalisation and related compliance services, assignee and family home leave trips and international assignment payments made to and on their behalf. (f) The details for 2021 reflect remuneration for the period 1 January to 31 December 2021 which includes both KMP roles as Acting Chief Financial Officer and Chief Financial Officer. (g) The details for 2021 reflect remuneration for the period 1 March to 31 December 2021. (h) The details for 2021 reflect remuneration for the period 1 January to 31 January 2021. (i) The details for 2021 reflect remuneration for the period 1 January to 18 October 2021. 191Annual Report on Form 20-F 2021 | riotinto.com Governance

Stated in US$’000(a) Long-term benefits: Value of shared-based awards(j) Post-employment benefits(m) BDA(k) PSA MSA Others(l) Pension and superannuation Other post- employment benefits Termination benefits Total remuneration(n) Currency of actual payment Executive Directors Jakob Stausholm 2021 606 1,551 – 5 5 – – 5,001 £ 2020 362 808 – 3 7 – – 3,274 £ Peter Cunningham 2021 158 205 335 5 101 – – 2,352 £ Other executives Bold Baatar 2021 428 1,556 – 7 5 – – 3,487 £ 2020 396 1,549 – 4 7 – – 3,395 £ Alfredo Barrios 2021 449 1,475 – 4 54 – – 4,274 C$ & S$ 2020 466 2,209 – 3 21 – – 4,432 C$ Sinead Kaufman(o) 2021 155 410 262 3 15 – – 1,947 A$ Arnaud Soirat(h) 2021 39 193 – – – – – 350 £ 2020 457 1,597 – 1 7 – – 3,556 £ Peter Toth 2021 – – – 7 4 – – 867 £ 2020 42 105 51 1 1 – – 468 £ Simon Trott 2021 424 1,247 – 2 80 – – 3,154 S$ & A$ 2020 328 969 6 3 168 – – 2,782 S$ Ivan Vella 2021 153 494 126 3 36 – – 3,026 A$ & C$ 2020 26 79 50 1 4 – – 467 A$ (j) The value of share-based awards has been determined in accordance with the recognition and measurement requirements of IFRS 2 “Share-based Payment”. The fair value of awards granted as MSA, BDA and PSA have been calculated at their dates of grant using valuation models provided by external consultants, Lane Clark and Peacock LLP, including an independent lattice-based option valuation model and a Monte Carlo valuation model which take into account the constraints on vesting attached to these awards. Further details of the valuation methods and assumptions used for these awards are included in note 41 (Share-based Payments) in the financial statements. The fair value of other share-based awards is measured at the purchase cost of the shares from the market. The share based values disclosed in this table do not reflect amounts actually paid in 2021 or the value of shares that will ultimately vest. (k) “BDA” represents the portion of the 2018 – 2021 STIP awards deferred into Rio Tinto shares. (l) “Others” includes the Global Employee Share Plan (myShare) and the UK Share Plan. (m) The costs shown for defined benefit pension plans and post-retirement medical benefits are the service costs attributable to the individual, calculated in accordance with IAS 19. The cost for defined contribution plans is the amount contributed in the year by the company. (n) “Total remuneration” represents the disclosure of total emoluments and compensation required under the Australian Corporations Act 2001 and applicable accounting standards. (o) Sinead Kaufman’s total remuneration for the year ending 31 December 2021 including the period 1 January to 28 February prior to appointment as KMP was US$2,245,000. Further details in relation to aggregate compensation for executives, including directors, are included in note 37 (Directors’ and key management remuneration). Implementation report continued Annual Report on Form 20-F 2021 | riotinto.com192

Table 1b – Non-Executive Directors’ remuneration Stated in US$’000(a) Fees and allowances(b) Non-monetary benefits(c) Post- employment benefits Single total figure of remuneration(d) Currency of actual payment Chairman Simon Thompson 2021 1,010 9 – 1,019 £ 2020 937 2 – 939 £ Non-Executive Directors Megan Clark 2021 211 2 21 234 A$ 2020 210 10 20 240 A$ Hinda Gharbi 2021 204 15 – 219 £ 2020 157 5 – 162 £ Simon Henry 2021 225 8 – 233 £ 2020 209 5 – 214 £ Sam Laidlaw 2021 280 2 – 282 £ 2020 260 4 – 264 £ Michael L’Estrange(e) 2021 56 3 5 64 A$ 2020 208 4 15 227 A$ Simon McKeon 2021 276 2 4 282 A$ 2020 233 5 1 239 A$ Jennifer Nason 2021 204 15 – 219 £ 2020 152 1 – 153 £ Ngaire Woods 2021 197 4 – 201 £ 2020 60 – – 60 £ Ben Wyatt(f) 2021 56 1 6 63 A$ (a) The remuneration is reported in US$. The amounts have been converted using the relevant 2020 average exchange rates of £1 = US$1.38361 and A$1 = US$0.75734 (1 January to 31 December 2021 average). (b) “Fees and allowances” comprises the total fees for the Chairman and all Non-Executive Directors, and travel allowances for the Non-Executive Directors (other than the Chairman). The payment of statutory minimum superannuation contributions for Australian Non-Executive Directors is required by Australian superannuation law. These contributions are included in the “Fees and allowances” amount disclosed for Australian Non-Executive Directors. (c) “Non-monetary benefits” include, as in previous years, amounts which are deemed by the UK tax authorities to be benefits in kind relating largely to the costs of Non-Executive Directors’ expenses in attending Board meetings held at the company’s UK registered office (including associated hotel and subsistence expenses) and professional tax compliance services/advice. Given these expenses are incurred by directors in the fulfilment of their duties, the company pays the tax on them. (d) Represents disclosure of the single total figure of remuneration under Schedule 8 of the Large- and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended) and total remuneration under the Australian Corporations Act 2001 and applicable accounting standards. (e) The amounts reported for Michael L’Estrange reflect the period of active Board membership from 1 January 2021 to 5 May 2021. (f) The amounts reported for Ben Wyatt reflect the period of active Board membership from 1 September 2021 to 31 December 2021. Further details in relation to aggregate compensation for executives, including directors, are included in note 37 (Directors’ and key management remuneration). 193Annual Report on Form 20-F 2021 | riotinto.com Governance

Table 2 – Directors’ and executives’ beneficial interests in Rio Tinto shares Rio Tinto plc(a) Rio Tinto Limited Movements 1 Jan 2021(b) 31 Dec 2021(c) 8 Feb 2022(d) 1 Jan 2021(b) 31 Dec 2021(c) 8 Feb 2022(d) Compensation(e) Other(f) Directors Megan Clark – – – 6,370 6,370 6,370 – – Peter Cunningham 23,648 35,631 35,645 – – – 18,293 (6,296) Hinda Gharbi 1,400 1,400 1,400 – – – – – Simon Henry 1,500 1,500 1,500 – – – – – Sam Laidlaw 7,500 7,500 7,500 – – – – – Michael L’Estrange(g) – – 3,103 3,103 – – Simon McKeon – – – 10,000 10,000 10,000 – – Jennifer Nason 1,765 1,765 1,765 – – – – – Jakob Stausholm 30,280 33,832 33,853 – – – 3,937 (364) Simon Thompson 7,458 7,458 7,458 – – – – – Ngaire Woods – 572 572 – – – – 572 Ben Wyatt(g) – – – – – – – – Executives Bold Baatar 34,096 30,507 30,542 – – – 20,626 (24,180) Alfredo Barrios 78,137 36,171 36,204 – – – 67,202 (109,135) Sinead Kaufman – – – 15,563 20,963 20,997 3,506 1,928 Arnaud Soirat 6,798 6,816 14,875 14,875 18 – Peter Toth 21,624 27,620 – – 16,586 (10,590) Simon Trott 1,731 7,973 7,998 24,730 24,864 24,864 15,248 (8,847) Ivan Vella – 24 38 5,222 9,847 9,857 7,646 (2,973) (a) Rio Tinto plc ordinary shares or American Depositary Receipts. (b) Or date of appointment, if later. (c) Or date of retirement/date stepped down from the Executive Committee, if earlier. (d) Latest practicable date prior to the publication of the 2021 Annual Report, in accordance with LR 9.8.6 R(1). (e) Shares obtained through awards under the Rio Tinto UK Share Plan, the Global Employee Share Plan and/or vesting of the PSA, MSA and BDA granted under the Group’s LTIP arrangements. (f) Share movements due to the sale or purchase of shares, or shares received under dividend reinvestment plans. (g) Peter Cunningham was appointed as an Executive Director on 17 June 2021 and Ben Wyatt joined as Non-Executive Director on 1 September 2021. Michael L'Estrange retired as a Non-Executive Director on 6 May 2021. Arnaud Soirat and Peter Toth were no longer considered persons discharging managerial responsibilities (PDMR) on 31 January 2021 and 18 October 2021 respectively. Sinead Kaufman joined the Executive Committee on 1 March 2021. Interests in outstanding BDA, MSA and PSA are set out in table 3 (see pages 195-197). Implementation report continued Annual Report on Form 20-F 2021 | riotinto.com194

Table 3 – Plan interests (awards of shares under long-term incentive plans) Name Award/grant date Market price at award(a)(b) 1 January 2021 Awarded Lapsed/ cancelled Dividend units Vested 31 December 2021 8 February 2022 Vesting period concludes Date of release Market price at release Market value of award at release US$(c) Bold Baatar Bonus Deferral Awards 18 Mar 2019 £42.67 5,205 – – 1,306 6,511 – – 1 Dec 2021 1 Dec 2021 £46.67 418,062 16 Mar 2020 £33.58 9,329 – – – – 9,329 9,329 1 Dec 2022 – – – 18 Mar 2021 £55.58 – 6,583 – – – 6,583 6,583 1 Dec 2023 – – – Performance Share Awards(d) 11 Mar 2016 £20.00 17,270 – (5,756) 2,326 13,840 – – 31 Dec 2020 18 Feb 2021 £62.61 1,192,161 9 Mar 2017 £32.03 85,174 – – – – 85,174 85,174 31 Dec 2021 – – – 15 May 2018 £42.30 63,039 – – – – 63,039 63,039 31 Dec 2022 – – – 18 Mar 2019 £42.67 51,752 – – – – 51,752 51,752 31 Dec 2023 – – – 16 Mar 2020 £33.58 53,272 – – – – 53,272 53,272 31 Dec 2024 – – – 18 Mar 2021 £55.58 – 54,005 – – – 54,005 54,005 31 Dec 2025 – – – Alfredo Barrios Bonus Deferral Awards 18 Mar 2019 £42.67 6,715 – – 1,685 8,400 – – 1 Dec 2021 1 Dec 2021 £46.67 539,352 16 Mar 2020 £33.58 8,724 – – – – 8,724 8,724 1 Dec 2022 – – – 18 Mar 2021 £55.58 – 7,497 – – – 7,497 7,497 1 Dec 2023 – – – Performance Share Awards(d) 11 Mar 2016 £20.00 73,140 – (24,379) 9,852 58,613 – 31 Dec 2020 18 Feb 2021 £62.61 5,048,855 9 Mar 2017 £32.03 91,721 – – – – 91,721 91,721 31 Dec 2021 – – – 15 May 2018 £42.30 66,050 – – – – 66,050 66,050 31 Dec 2022 – – – 18 Mar 2019 £42.67 57,011 – – – – 57,011 57,011 31 Dec 2023 – – – 16 Mar 2020 £33.58 53,236 – – – – 53,236 53,236 31 Dec 2024 – – – 18 Mar 2021 £55.58 – 54,652 – – – 54,652 54,652 31 Dec 2025 – – – Peter Cunningham Bonus Deferral Awards 18 Mar 2019 £42.67 1,447 – – 363 1,810 – – 1 Dec 2021 1 Dec 2021 £46.67 116,218 16 Mar 2020 £33.58 1,802 – – – – 1,802 1,802 1 Dec 2022 – – – 18 Mar 2021 £55.58 – 1,402 – – – 1,402 1,402 1 Dec 2023 – – – Management Share Awards 15 May 2018 £42.30 3,614 – – 524 4,138 – – 15 Feb 2021 18 Feb 2021 £62.61 356,442 18 Mar 2019 £42.67 3,244 – – – – 3,244 3,244 21 Feb 2022 – – – 16 Mar 2020 £33.58 3,713 – – – – 3,713 3,713 20 Feb 2023 – – – 29 Oct 2020 £43.34 1,325 – – 195 1,520 – – 29 Oct 2021 29 Oct 2021 £45.96 96,112 29 Oct 2020 £43.34 1,325 – – – – 1,325 1,325 16 May 2022 – – – 18 Mar 2021 £55.58 – 4,781 – – – 4,781 4,781 19 Feb 2024 – – – Performance Share Awards(d) 11 Mar 2016 £20.00 13,320 – (4,439) 1,794 10,675 – – 31 Dec 2020 18 Feb 2021 £62.61 919,532 9 Mar 2017 £32.03 20,538 – – – – 20,538 20,538 31 Dec 2021 – – – 15 May 2018 £42.30 7,229 – – – – 7,229 7,229 31 Dec 2022 – – – 18 Mar 2019 £42.67 6,489 – – – – 6,489 6,489 31 Dec 2023 – – – 16 Mar 2020 £33.58 7,426 – – – – 7,426 7,426 31 Dec 2024 – – – 18 Mar 2021 £55.58 – 9,564 – – – 9,564 9,564 31 Dec 2025 – – – 195Annual Report on Form 20-F 2021 | riotinto.com Governance

Name Award/grant date Market price at award(a)(b) 1 January 2021 Awarded Lapsed/ cancelled Dividend units Vested 31 December 2021 8 February 2022 Vesting period concludes Date of release Market price at release Market value of award at release US$(c) Sinead Kaufman Bonus Deferral Awards 18 Mar 2019 A$93.17 1,519 – – 343 1,862 – – 1 Dec 2021 1 Dec 2021 A$95.81 134,072 16 Mar 2020 A$77.65 1,645 – – – – 1,645 1,645 1 Dec 2022 – – – 18 Mar 2021 A$110.80 – 1,408 – – – 1,408 1,408 1 Dec 2023 – – – Management Share Awards 15 May 2018 A$83.61 2,107 – – 284 2,391 – – 15 Feb 2021 18 Feb 2021 A$127.40 228,926 18 Mar 2019 A$93.17 3,145 – – – – 3,145 3,145 21 Feb 2022 – – – 16 Mar 2020 A$77.65 4,289 – – – – 4,289 4,289 20 Feb 2023 – – – 29 Oct 2020 A$90.96 1,330 – – 179 1,509 – – 29 Oct 2021 29 Oct 2021 A$92.76 105,195 29 Oct 2020 A$90.96 1,330 – – – – 1,330 1,330 16 May 2022 – – – Performance Share Awards(d) 11 Mar 2016 A$44.57 4,124 – (1,374) 504 3,254 – – 31 Dec 2020 18 Feb 2021 A$127.40 311,554 9 Mar 2017 A$60.14 10,989 – – – – 10,989 10,989 31 Dec 2021 – – – 15 May 2018 A$83.61 4,848 – – – – 4,848 4,848 31 Dec 2021 – – – 15 May 2018 A$83.61 6,322 – – – – 6,322 6,322 31 Dec 2022 – – – 18 Mar 2019 A$93.17 6,291 – – – – 6,291 6,291 31 Dec 2023 – – – 16 Mar 2020 A$77.65 8,579 – – – – 8,579 8,579 31 Dec 2024 – – – 18 Mar 2021 A$110.80 – 41,207 – – – 41,207 41,207 31 Dec 2025 – – – Arnaud Soirat Bonus Deferral Awards 18 Mar 2019 £42.67 8,913 – – 2,237 11,150 – – 1 Dec 2021 1 Dec 2021 £46.67 715,926 16 Mar 2020 £33.58 10,920 – – – – 10,920 10,920 1 Dec 2022 – – – 18 Mar 2021 £55.58 – 6,979 – – – 6,979 6,979 1 Dec 2023 – – – Performance Share Awards(d) 11 Mar 2016 A$44.57 20,230 – (6,743) 2,473 15,960 – – 31 Dec 2020 18 Feb 2021 A$127.40 1,528,088 9 Mar 2017 £32.03 85,174 – – – – 85,174 85,174 31 Dec 2021 – – – 15 May 2018 £42.30 57,657 – – – – 57,657 57,657 31 Dec 2022 – – – 18 Mar 2019 £42.67 56,582 – – – – 56,582 56,582 31 Dec 2023 – – – 16 Mar 2020 £33.58 53,272 – – – – 53,272 53,272 31 Dec 2024 – – – 18 Mar 2021 £55.58 – 51,602 – – – 51,602 51,602 31 Dec 2025 – – – Jakob Stausholm Bonus Deferral Awards 18 Mar 2019 £42.67 3,022 – – 758 3,780 – – 1 Dec 2021 1 Dec 2021 £46.67 242,708 16 Mar 2020 £33.58 13,454 – – – – 13,454 13,454 1 Dec 2022 – – – 18 Mar 2021 £55.58 – 9,680 – – – 9,680 9,680 1 Dec 2023 – – – Performance Share Awards(d) 10 Sep 2018 £35.16 29,886 – – – – 29,886 29,886 31 Dec 2022 – – – 18 Mar 2019 £42.67 79,609 – – – – 79,609 79,609 31 Dec 2023 – – – 16 Mar 2020 £33.58 74,711 – – – – 74,711 74,711 31 Dec 2024 – – – 18 Mar 2021 £55.58 – 103,510 – – – 103,510 103,510 31 Dec 2025 – – – Implementation report continued Annual Report on Form 20-F 2021 | riotinto.com196

Name Award/grant date Market price at award(a)(b) 1 January 2021 Awarded Lapsed/ cancelled Dividend units Vested 31 December 2021 8 February 2022 Vesting period concludes Date of release Market price at release Market value of award at release US$(c) Peter Toth Bonus Deferral Awards 18 Mar 2019 £42.67 1,759 – (1,759) – – – – 1 Dec 2021 – – – 16 Mar 2020 £33.58 2,096 – (2,096) – – – – 1 Dec 2022 – – – 18 Mar 2021 £55.58 – 2,412 (2,412) – – – – 1 Dec 2023 – – – Management Share Awards 15 May 2018 £42.30 3,991 – – 579 4,570 – 15 Feb 2021 18 Feb 2021 £62.61 393,654 18 Mar 2019 £42.67 3,582 – (3,582) – – – – 21 Feb 2022 – – – 16 Mar 2020 £33.58 4,099 – (4,099) – – – – 20 Feb 2023 – – – Performance Share Awards(d) 11 Mar 2016 £20.00 14,808 – (4,935) 1,994 11,867 – – 31 Dec 2020 18 Feb 2021 £62.61 1,022,209 9 Mar 2017 £32.03 22,677 – (22,677) – – – – 31 Dec 2021 – – – 15 May 2018 £42.30 7,982 – (7,982) – – – – 31 Dec 2022 – – – 18 Mar 2019 £42.67 10,747 – (10,747) – – – – 31 Dec 2023 – – – 16 Mar 2020 £33.58 8,199 – (8,199) – – – – 31 Dec 2024 – – – 18 Mar 2021 £55.58 – 39,603 (39,603) – – – – 31 Dec 2025 – – – Simon Trott Bonus Deferral Awards 18 Mar 2019 £42.67 6,140 – – 1,541 7,681 – – 1 Dec 2021 1 Dec 2021 £46.67 493,186 16 Mar 2020 £33.58 9,615 – – – – 9,615 9,615 1 Dec 2022 – – – 18 Mar 2021 £55.58 – 6,392 – – – 6,392 6,392 1 Dec 2023 – – – Performance Share Awards(d) 11 Mar 2016 A$44.57 9,412 – (3,137) 1,150 7,425 – – 31 Dec 2020 18 Feb 2021 A$127.40 710,905 9 Mar 2017 A$60.14 8,085 – – – – 8,085 8,085 31 Dec 2021 – – – 15 May 2018 £42.30 57,188 – – – – 57,188 57,188 31 Dec 2022 – – – 18 Mar 2019 £42.67 50,598 – – – – 50,598 50,598 31 Dec 2023 – – – 16 Mar 2020 £33.58 52,838 – – – – 52,838 52,838 31 Dec 2024 – – – 18 Mar 2021 £55.58 – 49,571 – – – 49,571 49,571 31 Dec 2025 – – – Ivan Vella Bonus Deferral Awards 18 Mar 2019 A$93.17 1,046 – – 236 1,282 – – 1 Dec 2021 1 Dec 2021 A$95.81 92,309 16 Mar 2020 A$77.65 1,201 – – – – 1,201 1,201 1 Dec 2022 – – – 18 Mar 2021 £55.58 – 1,525 – – – 1,525 1,525 1 Dec 2023 – – – Management Share Awards 15 May 2018 A$83.61 3,344 – – 450 3,794 – 15 Feb 2021 18 Feb 2021 A$127.40 363,256 18 Mar 2019 A$93.17 2,856 – – – – 2,856 2,856 21 Feb 2022 – – – 16 Mar 2020 A$77.65 1,931 – – – – 1,931 1,931 20 Feb 2023 – – – Performance Share Awards(d) 11 Mar 2016 A$44.57 3,072 – (1,023) 375 2,424 – – 31 Dec 2020 18 Feb 2021 A$127.40 232,085 9 Mar 2017 A$60.14 8,149 – – – – 8,149 8,149 31 Dec 2021 – – – 15 May 2018 A$83.61 13,376 – – – – 13,376 13,376 31 Dec 2022 – – – 18 Mar 2019 A$93.17 8,570 – – – – 8,570 8,570 31 Dec 2023 – – – 16 Mar 2020 A$77.65 3,862 – – – – 3,862 3,862 31 Dec 2024 – – – 18 Mar 2021 £55.58 – 51,025 – – – 51,025 51,025 31 Dec 2025 – – – (a) Awards denominated in pounds sterling were for Rio Tinto plc ordinary shares of 10 pence each and awards denominated in Australian dollars were for Rio Tinto Limited shares. All awards are granted over ordinary shares. (b) The weighted fair value per share of BDA and MSA granted in March 2021 was £54.60 for Rio Tinto plc and A$111.79 for Rio Tinto Limited and for PSA was £29.62 for Rio Tinto plc and A$60.68 for Rio Tinto Limited. Conditional awards are awarded at no cost to the recipient and no amount remains unpaid on any shares awarded. (c) The amount in US dollars has been converted at the rate of US$1.3758 = £1 and US$0.75153 = A$1, being the average exchange rates for 2021. (d) For the PSA granted on 9 March 2017 with a performance period that concluded on 31 December 2021, 100% of the award vested in relation to the TSR portion of the award. The remaining performance condition of relative EBIT margin will be assessed later in 2022. (e) The closing price at 31 December 2021 was £48.92 for Rio Tinto plc ordinary shares and was A$100.11 for Rio Tinto Limited ordinary shares. The high and low prices during 2021 of Rio Tinto plc and Rio Tinto Limited shares were £67.88 and £43.54 and A$137.33 and A$87.28 respectively. (f) As of 8 February 2022, the above members of the Executive Committee held 1,779,429 shares awarded and not vested under long-term incentive plans. No Executive Committee member held any options. 197Annual Report on Form 20-F 2021 | riotinto.com Governance

Table 3a – Plan interests (award of shares under all-employee share arrangements) myShare UK Share Plan Total activity in 2021 Plan interests at 1 January 2021(a) Value of Matching shares awarded in year(b) (‘000) Value of Matching shares vested in year(c) (‘000) Value of Matching shares awarded in year(b) (‘000) Value of Matching shares vested in year(c) (‘000) Value of Free shares awarded in year(d) (‘000) Value of Free shares vested in year(d) (‘000) Grants in year (‘000) Vesting in year (‘000) Plan interests at 31 December 2021(a) Bold Baatar 472.90 2 7 2 0 5 8 9 15 416.65 Alfredo Barrios 212.15 4 7 0 0 0 0 4 7 191.37 Peter Cunningham 366.71 2 4 0 0 5 8 7 12 322.79 Sinead Kaufman 188.76 4 7 0 0 0 0 4 7 166.08 Arnaud Soirat 350.36 2 0 2 0 5 8 9 8 371.76 Jakob Stausholm 217.50 2 0 2 0 5 0 9 0 327.89 Peter Toth 473.71 2 4 2 3 5 8 9 15 324.00 Simon Trott 173.27 0 9 0 0 0 0 0 9 82.86 Ivan Vella 162.02 3 6 0 0 0 0 3 6 141.74 (a) All shares shown are Rio Tinto plc shares except in the cases of Sinead Kaufman and Ivan Vella which are Rio Tinto Limited shares. Simon Trott holds a combination of Rio Tinto plc and Rio Tinto Limited shares. (b) myShare and UK Share Plan Matching share awards are granted on a quarterly basis (January, April, July and October) throughout the year. (c) The vesting of a Matching share is dependent on continued employment with Rio Tinto and the retention of the associated Investment share purchased by the participant for three years. (d) UK Share Plan Free shares vest after three years. (e) UK Share Plan awards shown above and the vested Matching shares under myShare are included, where relevant, in the executive’s share interests in table 2. (f) All currency figures are shown in US$ and rounded. Audited information Under Schedule 8 of the Large- and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended), the following information is auditable: – The 2021 performance for the purposes of the STIP on pages 175-177. – The single total figure of remuneration for each director, as set out on page 174 and table 1b on page 193. – Details of the directors’ total pension entitlements, as set out on page 174. – Details of taxable benefits on page 174. – Details of scheme interests awarded to the directors during the financial year, as set out on page 182 and table 3 and 3a on pages 195-198. – Details of payments to past directors as set out on page 185. – Details of shareholding ownership policy and directors’ share ownership on pages 183 and 189. – Statement of the directors’ shareholdings and share interests, as set out in tables 2, 3 and 3a on pages 194-198 of the Implementation report. – STIP objectives and outcomes for 2021 as set out on pages 175-177 and LTIP outcome and award granted for 2021 as set out on pages 181-182. The Australian Securities and Investments Commission issued an order dated 16 July 2021, under which the Remuneration report must be prepared and audited in accordance with the requirements of the Australian Corporations Act 2001 applied on the basis of certain modifications set out in the order. The information provided in the Remuneration report has been audited as required by section 308 (3C) of the Australian Corporations Act 2001. Directors’ approval statement This Directors’ Remuneration report is delivered in accordance with a resolution of the Board, and has been signed on behalf of the Board by: Sam Laidlaw Remuneration Committee Chair 23 February 2022 Implementation report continued Annual Report on Form 20-F 2021 | riotinto.com198

Additional statutory disclosure The Directors present their report and audited consolidated financial statements for the year ended 31 December 2021. Scope of this report For the purposes of UK company law and the Australian Corporations Act 2001: – the additional disclosures under the heading ‘Shareholder information’ on pages 410-417 are hereby incorporated by reference to, and form part of, this Directors’ report; – the Strategic report on pages 3-131 provides a comprehensive review of Rio Tinto’s operations, its financial position and its business strategies and prospects, and is incorporated by reference into, and forms part of this Directors’ report; – certain items that would ordinarily need to be included in this Directors’ report (including an indication of likely future developments in the business of the company and the Group) have, as permitted, instead been discussed in the Strategic report, while details of the Group’s policy on addressing financial risks and details about financial instruments are shown in note 29 to the Group financial statements; and – taken together, the Strategic report and this Directors’ report are intended to provide a fair, balanced and understandable assessment of: the development and performance of the Group’s business during the year and its position at the end of the year; its strategy; likely developments; and any principal or emerging risks and uncertainties associated with the Group’s business. For the purposes of compliance with DTR 4.1.5R(2) and DTR 4.1.8R, the required content of the ‘Management report’ can be found in the Strategic report or this Directors’ report, including the material incorporated by reference. A full report on Director and executive remuneration and shareholdings can be found in the Remuneration report on pages 160-198, which, for the purposes of the Australian Corporations Act 2001, forms part of this Directors’ report. Dual listed structure and constitutional documents The dual listed companies (DLC) structure of Rio Tinto plc and Rio Tinto Limited, and their constitutional provisions and voting arrangements – including restrictions that may apply to the shares of either company under specified circumstances – are described on pages 410-417. Operating and financial review Rio Tinto’s principal activities during 2021 were mining minerals and metals throughout the lifecycle from exploration, development, mining and processing, marketing and repurposing and renewing our assets to create a positive legacy. Subsidiary and associated undertakings, principally affecting the profits or net assets of the Group in the year, are listed in notes 32-35 to the financial statements. The following significant changes and events affected the Group during 2021 and up to the date of this report: – In January 2021, we announced that the Board had agreed a change to the classification of executives designated as Key Management Personnel (KMP) under the Australian corporations legislation. – In January 2021, we announced that we had reached an agreement on a new electricity agreement with Meridian Energy that allows New Zealand’s Aluminium Smelter (NZAS) to continue operating the Tiwai Point aluminium smelter until 31 December 2024. – In January 2021, we unveiled a new Executive team. – In February 2021, we announced the release of ‘Our Approach to Climate Change 2020’. – In February 2021, we announced changes to the estimates of Mineral Resources and Ore Reserves at our iron ore operations in the Pilbara, our aluminium operations at Weipa and Gove and our Kennecott Copper operation in Utah. – In March 2021, we announced that The Australian Taxation Office (ATO) had issued Rio Tinto Limited with amended assessments of A$359.4million ($279.8million) primary tax and A$47.1million ($36.7million) of interest. The assessments relate to the denial of interest deductions on an isolated borrowing used to pay an intragroup dividend in 2015. – In March 2021, we announced that Simon Thompson would not seek re-election at the 2022 annual general meetings (AGMs) of Rio Tinto plc and Rio Tinto Limited. In addition, it was announced that Michael L’Estrange, a Non-Executive Director, would retire from the Board at the conclusion of the 2021 AGMs. – In March 2021, we announced how we were working in partnership with Traditional Owners, host communities and independent groups to strengthen and improve our approach to cultural heritage and community relations. – In April 2021, we announced that we had entered into a binding Heads of Agreement (HoA) with Turquoise Hill Resources (TRQ) for an updated funding plan for the completion of the Oyu Tolgoi (OT) Underground Project in Mongolia. – In April 2021, we announced that Barbara Levi, Chief Legal Officer & External Affairs, had accepted the position of Group General Counsel at UBS and would leave Rio Tinto by the end of October 2021. – In May 2021, we announced that we had published our report on payments to governments made by Rio Tinto plc and its subsidiary undertakings for the year ended 31 December 2020 as required under the UK’s Report on Payments to Governments Regulations 2014 (as amended in December 2015). We paid $8.4 billion of taxes and royalties and a further $1.4 billion on behalf of our employees during 2020. – In June 2021, we announced that we had appointed Ben Wyatt as a Non-Executive Director. Mr Wyatt, an Australian citizen, joined the Board on 1 September 2021. – In June 2021, we announced that we had appointed Peter Cunningham as Chief Financial Officer with immediate effect. – In June 2021, we declared force majeure on customer contracts at Richards Bay Minerals (RBM) in South Africa due to an escalation in the security situation at the operations. – In June 2021, we announced that we had appointed Isabelle Deschamps to succeed Barbara Levi as Chief Legal Officer & External Affairs. – In July 2021, we announced that we had reached an agreement to identify and assess legacy impacts of the former Panguna copper mine in Bougainville with the Bougainville community members, represented by the Human Rights Law Centre. – In July 2021, we announced that the Richards Bay Minerals (RBM) operation in South Africa would shut one of its four furnaces due to the depletion of available feedstock at the plant. This was the result of mining operations being halted following an escalation in the security situation at the operations which significantly hampered the mine’s ability to operate safely. – In July 2021, we announced that we had committed $2.4 billion to the Jadar lithium-borates project in Serbia, one of the world’s largest greenfield lithium projects. This project remains subject to receiving all relevant approvals, permits and licences. – In August 2021, we announced that we had commenced the process of restarting operations at Richards Bay Minerals (RBM) in South Africa. 199Annual Report on Form 20-F 2021 | riotinto.com Governance

Additional statutory disclosure continued – In September 2021, we announced that the Australian Taxation Office (ATO) had issued further assessments in relation to the denial of interest deductions on an isolated borrowing used to pay an intragroup dividend in 2015, levying penalties of A$352 million ($257.9 million) and reducing the original interest assessment from A$47 million to A$27 million ($19.8 million). – In September 2021 we announced that we had published our first report on progress in improving Communities and Social Performance (CSP) practices, as the company works to rebuild trust and relationships with Traditional Owners following the destruction of the Juukan Gorge rock shelters in Western Australia. – In October 2021 we announced that Peter Toth, Group executive, Strategy and Development, had accepted a new position outside Rio Tinto. – In October 2021 we announced our new strategy to strengthen performance, decarbonise and grow. – In December 2021 we announced that the Board had selected Dominic Barton to succeed Simon Thompson as the company’s new Chair. – In December 2021 we announced that we had entered into a binding agreement to acquire the Rincon lithium project in Argentina from Rincon mining, a company owned by funds managed by the private equity group Sentient Equity Partners, for $825 million. – In January 2022, the Government of Serbia cancelled the Spatial Plan for the Jadar project and required all related permits to be revoked. We remain committed to exploring all options and are reviewing the legal basis of the decision and the implications for our activities and people in Serbia. – In January 2022 we announced that we had reached an agreement with Turquoise Hill Resources and the Government of Mongolia that would move the Oyu Tolgoi project forward, resetting the relationship between the partners and increasing the value the project delivers for Mongolia. – In February 2022 we announced that we were reviewing the preliminary findings that Energy Resources of Australia Ltd released from its forecast of the cost and schedule for the Ranger rehabilitation project in Australia’s Northern Territory, which have been subject to independent review. In 2021 and 2020, the Group did not receive any public takeover offers by third parties in respect of Rio Tinto plc shares or Rio Tinto Limited shares or make any public takeover offers in respect of other companies’ shares. No significant trading suspensions have occurred during the three years prior to 31 December 2021 and the subsequent interim period through the date of this filing. Details of events that took place after the balance sheet date are further described in note 45 to the financial statements. Risk identification, assessment and management The Group’s risk factors are listed on pages 117-125. The Group’s approach to risk management is discussed on pages 112-116. Share capital Details of the Group’s share capital as at 31 December 2021 are described in notes 26 and 27 to the financial statements. Details of the rights and obligations attached to each class of shares are covered on page 411, under the heading ‘Voting arrangements’. In situations where an employee share plan is operated by the company and plan participants are the beneficial owners of shares but not the registered owners, voting rights are normally exercised by the registered owner at the direction of the participant. Details of certain restrictions on holding shares in Rio Tinto and certain consequences triggered by a change of control are described on page 412 under the heading ‘Limitations on ownership of shares and merger obligations’. There are no other restrictions on the transfer of ordinary Rio Tinto shares save for: – restrictions that may from time to time be imposed by laws, regulations or Rio Tinto policy (for example relating to market abuse, insider dealing, share trading or an Australian foreign investment); – restrictions on the transfer of shares that may be imposed following a failure to supply information required to be disclosed, or where registration of the transfer may breach a court order or a law, or in relation to unmarketable parcels of shares; and – restrictions on the transfer of shares held under certain employee share plans while they remain subject to the plan. At the AGMs held in 2021, shareholders authorised: – the on-market purchase by Rio Tinto plc or Rio Tinto Limited or its subsidiaries, of up to 124,768,190 Rio Tinto plc shares (representing approximately 10% of Rio Tinto plc’s issued share capital, excluding Rio Tinto plc shares held in Treasury at that time); – the off-market purchase by Rio Tinto plc of up to 124,768,190 Rio Tinto plc shares acquired by Rio Tinto Limited or its subsidiaries under the above authority; and – the off-market and/or on-market buy-back by Rio Tinto Limited of up to 55.6 million Rio Tinto Limited shares (representing approximately 15% of Rio Tinto Limited’s issued share capital at that time). Substantial shareholders Details of substantial shareholders are included on page 413. Dividends Details of dividends paid and declared for payment, together with the company’s shareholder returns policy, can be found on page 38. Directors and executives The names of Directors and their periods of appointment are listed on pages 134-135, together with details of each Director’s qualifications, experience and responsibilities, and current directorships. There are no family relationships between any of our Directors or executives. None of our Directors or Executive Committee members are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise. A table of Directors’ attendance at Board and committee meetings during 2021 is on page 147. Simon Thompson is the only Director who will not stand for re-election at the 2022 AGMs.1 Previous listed directorships Details of each Director’s previous directorships of other listed companies (where relevant) held in the past three years are set out below: – Simon Henry: Lloyds Banking Group plc (June 2014 to September 2020). Directors’ and executives’ beneficial interests A table of Directors’ and executives’ beneficial interests in Rio Tinto shares is on page 194. 1. On 25 February 2022, Rio Tinto announced that Hinda will step down from the Board at the conclusion of the Rio Tinto plc annual general meeting on 8 April 2022. Annual Report on Form 20-F 2021 | riotinto.com200

Secretaries Steve Allen is Company Secretary of Rio Tinto plc and Joint Company Secretary, together with Tim Paine, of Rio Tinto Limited. Steve’s and Tim’s qualifications and experience are described on page 135. Indemnities and insurance The Articles of Association of Rio Tinto plc and the Constitution of Rio Tinto Limited provide for them to indemnify, to the extent permitted by law, Directors and officers of the companies, including officers of certain subsidiaries, against liabilities arising from the conduct of the Group’s business. The Directors, Group company secretary and joint company secretary of Rio Tinto Limited, together with employees serving as Directors of eligible subsidiaries at the Group’s request, have also received similar direct indemnities. Former Directors also received indemnities for the period in which they were Directors. These are qualifying third-party indemnity provisions for the purposes of the UK Companies Act 2006, in force during the financial year ended 31 December 2021 and up to the date of this report. During 2021, Rio Tinto paid legal costs under the terms of those indemnities for certain former Directors and officers totalling $9,032,915. Qualifying pension scheme indemnity provisions (as defined by section 235 of the UK Companies Act 2006) were in force during the course of the financial year ended 31 December 2021 and up to the date of this Directors’ report, for the benefit of trustees of the Rio Tinto Group pension and superannuation funds across various jurisdictions. No amount has been paid under any of these indemnities during the year. The Group purchased Directors’ and officers’ insurance during the year. In broad terms, this cover indemnifies individual Directors and officers against certain personal legal liability and legal defence costs for claims arising out of actions connected with Group business. During 2021, the Group paid premiums totalling $39,819,792 net of statutory taxes and other local charges for this Directors’ and officers’ insurance. Employment of people with a disability We acknowledge the systemic barriers facing people with disabilities in attaining meaningful employment. We further acknowledge the efforts necessary to fully support people who acquire a disability and we seek to implement the accommodations they need to fulfil their role, or an alternative role if required. Our inclusion & diversity policy sets out our expectations around the behaviours needed for an inclusive and diverse workplace, where we embrace different perspectives, valuing diversity as a strength. Our employment policy outlines how we are committed to preventing discrimination and that we consider applications based on the job requirements without discriminating on grounds of disability. It also explains how we ensure our people are trained to perform their role. More information can be found on our website riotinto.com. In 2021, we joined the IncludeAbility Employer network, which was set up by the Australian Human Rights Commission and aims to increase access to meaningful employment opportunities for people with a disability. We will continue to seek opportunities to improve how we provide meaningful opportunities for people with a disability. Engagement with UK employees Our statement on engagement with UK employees is on page 140. Engagement with suppliers, customers and others in a business relationship with the company Our statement on engagement with suppliers, customers and others in a business relationship with the company is on page 142. Statutory Audit Services Order The Group has fully complied with the Statutory Audit Services Order. Purchases Rio Tinto plc shares of 10p each and Rio Tinto plc American Depositary Receipts (ADRs) Total number of shares purchased1 Average price per share $2 Total number of shares purchased to satisfy company dividend reinvestment plans Total number of shares purchased to satisfy employee share plans Total number of shares purchased as part of publicly announced plans or programmes3 Maximum number of shares that may be purchased under plans or programmes 2021 1 to 31 Jan 0 0 0 0 0 124,667,6225 1 to 28 Feb 0 0 0 0 0 124,667,6225 1 to 31 Mar 0 0 0 0 0 124,667,6225 1 to 30 Apr 952,879 83.58 675,423 277,456 0 124,768,1906 1 to 31 May 0 0 0 0 0 124,768,1906 1 to 30 Jun 12,845 85.37 0 12,845 0 124,768,1906 1 to 31 Jul 0 0 0 0 0 124,768,1906 1 to 31 Aug 0 0 0 0 0 124,768,1906 1 to 30 Sep 1,341,952 66.57 891,934 450,018 0 124,768,1906 1 to 31 Oct 0 0 0 0 0 124,768,1906 1 to 30 Nov 15,711 62.63 0 15,711 0 124,768,1906 1 to 31 Dec 146,617 65.84 0 146,617 0 124,768,1906 Total 2,470,0044 73.16 1,567,357 902,647 0 – 2022 1 to 31 Jan 0 0 0 0 0 124,768,1906 1 to 04 Feb 0 0 0 0 0 124,768,1906 201Annual Report on Form 20-F 2021 | riotinto.com Governance

Additional statutory disclosure continued Rio Tinto Limited shares Total number of shares purchased1 Average price per share $2 Total number of shares purchased to satisfy company dividend reinvestment plans Total number of shares purchased to satisfy employee share plans7 Total number of shares purchased as part of publicly announced plans or programmes3 Maximum number of shares that may be purchased under plans or programmes 2021 1 to 31 Jan 0 0 0 0 0 55,600,0008 1 to 28 Feb 0 0 0 0 0 55,600,0008 1 to 31 Mar 0 0 0 0 0 55,600,0008 1 to 30 Apr 1,626,660 92.19 1,398,026 228,634 0 55,600,0008 1 to 31 May 0 0 0 0 0 55,600,0009 1 to 30 Jun 87,000 93.71 0 87,000 0 55,600,0009 1 to 31 Jul 0 0 0 0 0 55,600,0009 1 to 31 Aug 0 0 0 0 0 55,600,0009 1 to 30 Sep 2,853,399 71.50 2,341,500 511,899 0 55,600,0009 1 to 31 Oct 0 0 0 0 0 55,600,0009 1 to 30 Nov 14,417 67.97 0 14,417 0 55,600,0009 1 to 31 Dec 896,338 72.92 0 896,338 0 55,600,0009 Total 5,477,814 78.22 3,739,526 1,738,288 0 – 2022 1 to 31 Jan 0 0 0 0 0 55,600,0009 1 to 04 Feb 0 0 0 0 0 55,600,0009 1. Monthly totals of purchases are based on the settlement date. 2. The shares were purchased in the currency of the stock exchange on which the purchases took place and the sale price has been converted into US dollars at the exchange rate on the date of settlement. 3. Shares purchased in connection with the dividend reinvestment plans and employee share plans are not deemed to form any part of any publicly announced plan or programme. 4. This figure represents 0.197% of Rio Tinto plc issued share capital at 31 December 2021. 5. At the Rio Tinto plc AGM held in 2020, shareholders authorised the on-market purchase by Rio Tinto plc, and Rio Tinto Limited and its subsidiaries of up to 124,667,622 Rio Tinto plc shares. This authorisation expired at the 2021 AGM on 9 April 2021. 6. At the Rio Tinto plc AGM held in 2021, shareholders authorised the on-market purchase by Rio Tinto plc, and Rio Tinto Limited and its subsidiaries of up to 124,768,190 Rio Tinto plc shares. This authorisation will expire on the later of 8 July 2022 or the date of the 2022 AGM. 7. The average price of shares purchased on-market by the trustee of Rio Tinto Limited’s employee share trust during 2021 was $75.86. 8. At the Rio Tinto Limited AGM held in 2020 shareholders authorised the off-market and/or on-market buy-back of up to 55.6 million Rio Tinto Limited shares. 9. At the Rio Tinto Limited AGM held in 2021 shareholders authorised the off-market and/or on-market buy-back of up to 55.6 million Rio Tinto Limited shares. Political donations Rio Tinto prohibits the use of its funds to support political candidates or parties. No political donations were made by the Group for political purposes during the year. In the US, in accordance with the United States Federal Election Campaign Act, we provide administrative support for the Rio Tinto America Political Action Committee (PAC), which was created in 1990 and encourages voluntary employee participation in the political process. All Rio Tinto America PAC employee contributions are reviewed for compliance with federal and state law and are publicly reported in accordance with US election laws. The PAC is controlled by neither Rio Tinto nor any of its subsidiaries, but instead by a governing board of five employee members on a voluntary basis. In 2021, contributions to Rio Tinto America PAC by 11 employees amounted to $8,310.60, and Rio Tinto America PAC donated $37,000 in political contributions in 2021. Government regulations Our operations around the world are subject to extensive laws and regulations imposed by local, state, provincial and federal governments. These regulations govern many aspects of our work – from how we explore, mine and process ore, to conditions of land tenure and health, safety and environmental requirements. They also govern how we operate as a company in relation to securities, taxation, intellectual property, competition and foreign investment, provisions to protect data privacy, conditions of trade and export and infrastructure access. In addition to these laws, several of our operations are governed by specific agreements made with governments, some of which are enshrined in legislation. The geographic and product diversity of our operations reduces the likelihood of any single law or government regulation having a material effect on the Group’s business as a whole. Environmental regulations Rio Tinto is subject to various environmental laws and regulations in the countries where it has operations. Rio Tinto measures its performance against environmental regulation by tracking and rating incidents according to their actual environmental and compliance impacts using five severity categories (minor, medium, serious, major or catastrophic). Incidents with a consequence rating of major or catastrophic are of a severity that require notification to the relevant product group Chief Executive and the Rio Tinto Chief Executive immediately after the incident occurring. In 2021, there were three environmental incidents at managed operations with a major impact. There were no environmental incidents with catastrophic impact. During 2021, three managed operations incurred fines amounting to $7,414 (2020: $27,387). Details of these fines are reported in the Sustainability section of this report on page 88. Australian corporations that exceed specific greenhouse gas emissions or energy use thresholds have obligations under the Australian National Greenhouse and Energy Reporting Act 2007 (NGER). All Rio Tinto entities covered under this Act have submitted their annual NGER reports by the required 31 October 2021 deadline. Further information on the Group’s environmental performance is included in the Sustainability section of this Form 20-F, on pages 72-97, and at riotinto.com. Annual Report on Form 20-F 2021 | riotinto.com202

Energy efficiency action Details of the measures taken to increase the company’s energy efficiency are reported on pages 78, 80-81 and 119 of this report. Energy consumption1, 2, 3 Energy consumption in GWh 2021 2020 From activities including the combustion of fuel and the operation of facilities 80,016 86,389 From the purchase of electricity, heat, steam or cooling 22,121 22,778 Total energy consumed4 102,137 111,667 1. Rio Tinto does not report on the proportion of energy consumption associated with the UK and offshore area since it has no producing assets in the UK, only offices, and consequently falls below Rio Tinto’s threshold level of reporting. 2. Our approach and methodology used for the determination of measuring energy consumption is available at: riotinto.com. 3. Data reported is for all managed operations, without adjustment for equity interest. 4. Rio Tinto exports electricity and steam to others. Greenhouse gas emissions (in million tCO2e)5, 6, 7 2021 2020 Scope 18 16.9 17.1 Scope 29 9.3 9.5 Net greenhouse gas emissions10 25.9 26.311 Ratios Greenhouse gas emissions intensity (tCO2e/t of product) 0.062 0.060 5. Rio Tinto’s greenhouse gas emissions for managed operations are reported in accordance with the requirements under Part 7 of the UK Companies Act 2006 (Strategic report and Directors’ report) Regulations 2013. Our approach and methodology used for the determination of these emissions are available at riotinto.com. 6. Rio Tinto’s greenhouse gas emissions inventory is based on definitions provided by The World Resource Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol: A Carbon Reporting and Accounting Standard, March 2004. 7. Rio Tinto does not report on the proportion of CO2 emissions associated with the UK and offshore area since it has no producing assets in the UK, only offices, and consequently falls below Rio Tinto’s threshold level of reporting. 8. Scope 1 emissions include emissions from combustion of fuel and operation of managed facilities. These include emissions from land management and livestock management at those facilities. 9. Scope 2 emissions include emissions from the purchase of electricity, heat, steam or cooling. 10. Total emissions is the sum of Scope 1 and Scope 2 emissions, minus emissions that are associated with the generation of electricity, heat, steam or cooling supplied to others. These emissions exclude indirect emissions associated with transportation and use of our products reported at riotinto.com. Exploration, research and development The Group carries out exploration, research and development, described in the Innovation section on pages 70-71. Exploration and evaluation costs, net of any gains and losses on disposal, generated a net loss before tax of $719 million (2020: $624 million). Research and development costs were $65 million (2020: $45 million). Financial instruments Details of the Group’s financial risk management objectives and policies, and exposure to risk, are described in note 29 to the financial statements. Dealing in Rio Tinto securities Rio Tinto securities dealing policy restricts dealing in Rio Tinto securities by Directors and employees who may be in possession of inside information. These individuals must seek clearance before any proposed dealing takes place. Our policy also prohibits such persons from engaging in hedging or other arrangements which limit the economic risk in connection to Rio Tinto securities issued, or otherwise allocated, as remuneration that are either unvested, or that have vested, but remain subject to a holding period. We also impose restrictions on a broader group of employees, requiring them to seek clearance before engaging in similar arrangements over any Rio Tinto securities. Financial reporting Financial statements The Directors are required to prepare financial statements for each financial period that give a true and fair view of the state of the Group at the end of the financial period, together with profit or loss and cash flows for that period. This includes preparing financial statements in accordance with UK company law and preparing a Remuneration report that includes the information required by Regulation 11, Schedule 8 of the Large- and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended) and the Australian Corporations Act 2001. In addition, the UK Corporate Governance Code recommends that the Board provides a fair, balanced and understandable assessment of the company’s position and prospects in its external reporting. Rio Tinto’s management conducts extensive review and challenge in support of the Board’s obligations, aiming to strike a balance between positive and negative statements and provide good linkages throughout the Annual Report. The Directors were responsible for the preparation and approval of the Annual Report for the year ended 31 December 2021. They consider the Annual Report, taken as a whole, to be fair, balanced and understandable, and that it provides the information necessary for shareholders to assess the Group’s position, performance, business model and strategy. The Directors are responsible for maintaining proper accounting records, in accordance with UK and Australian legislation. They have a general responsibility to safeguard the assets of the Group, and to prevent and detect fraud and other irregularities. The Directors are also responsible for ensuring that appropriate systems are in place to maintain and preserve the integrity of the Group’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from current and future legislation in other jurisdictions. The work carried out by the Group’s external auditors does not take into account such legislation and, accordingly, the external auditors accept no responsibility for any changes to the financial statements after they are made available on the Group’s website. The Directors, senior executives, senior financial managers and other members of staff who are required to exercise judgement while preparing the Group’s financial statements, are required to conduct themselves with integrity and honesty and in accordance with the highest ethical standards, as are all Group employees. 203Annual Report on Form 20-F 2021 | riotinto.com Governance

Additional statutory disclosure continued The Directors consider that the 2021 Annual Report presents a true and fair view and has been prepared in accordance with applicable accounting standards, using the most appropriate accounting policies for Rio Tinto’s business, and supported by reasonable judgements and estimates. The accounting policies have been consistently applied as described on pages 218-237, and Directors have received a written statement from the Chief Executive and the Chief Financial Officer to this effect. In accordance with the internal control requirements of the Code and the ASX Principles, this written statement confirms that the declarations in the statement are founded on a sound system of risk management and internal controls, and that the system is operating effectively in all material respects in relation to financial reporting risks. Further information on Directors’ responsibilities is included on page 322. Disclosure controls and procedures The Group maintains disclosure controls and procedures, as defined in US Exchange Act Rule 13a-15(e). Management, with the participation of the Chief Executive and Chief Financial Officer, has evaluated the effectiveness of the Group’s disclosure controls and procedures in relation to US Exchange Act Rule 13a-15(b), as of the end of the period covered by this annual report on Form 20-F, and has concluded that the Group’s disclosure controls and procedures were effective at a reasonable assurance level as at December 31, 2021. However, solely as a result of the requirement that we remove the reserve disclosure with respect to the Escondida property due to our inability to provide a technical report summary for such property and that we revise the Escondida individual property disclosure as necessary to comply with the requirements of Item 1304 of Regulation S-K (as discussed in the explanatory note to this filing), our management re-evaluated, with the participation of our Chief Executive and our Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2021, and have concluded that such disclosure controls and procedures were not effective as at December 31, 2021. This does not affect our conclusion that our disclosure controls and procedures as at December 31, 2022, were effective as set forth in our annual report on Form 20-F that was filed on February 24, 2023. This does not affect our conclusion that our internal controls over financial reporting as at December 31, 2021, were effective as set forth in our annual report on Form 20-F that was filed on February 25, 2022. Management’s report on internal control over financial reporting Management is responsible for establishing and maintaining adequate internal controls over financial reporting. These controls, designed under the supervision of the Chief Executive and Chief Financial Officer, provide reasonable assurance regarding the reliability of the Group’s financial reporting and the preparation and presentation of financial statements for external reporting purposes, in accordance with International Financial Reporting Standards (IFRS) as defined on page 218. The Group’s internal controls over financial reporting include policies and procedures designed to ensure the maintenance of records that: – accurately and fairly reflect transactions and dispositions of assets; – provide reasonable assurances that transactions are recorded as necessary, enabling the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are made with the authorisation of management and Directors of each of the companies; and – provide reasonable assurance regarding the prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on its financial statements. Due to inherent limitations, internal controls over financial reporting cannot provide absolute assurance. Similarly, these controls may not prevent or detect all misstatements, whether caused by error or fraud, within each of Rio Tinto plc and Rio Tinto Limited. There were no changes to internal controls over financial reporting during the relevant period that have materially affected, or were reasonably likely to materially affect, the internal control over financial reporting of Rio Tinto plc and Rio Tinto Limited. Management’s evaluation of the effectiveness of the company’s internal controls over financial reporting was based on criteria established in the Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organisations of the Treadway Commission. Following this evaluation, management concluded that our internal controls over financial reporting were effective as at 31 December 2021. Directors’ declaration The Directors’ statement of responsibilities in relation to the Group’s financial statements is set out on page 322. Non-audit services and auditor independence Details of the non-audit services and a statement of independence regarding the provision of non-audit services undertaken by our external auditor, including the amounts paid for non-audit services, are set out on page 154 of the Directors’ report. Going concern The Directors, having made appropriate enquiries, have satisfied themselves that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements. Additionally, the Directors have considered longer-term viability, as described in their statement on pages 115-116. 2022 AGMs The 2022 AGMs will be held on 8 April in London, UK and 5 May in Melbourne, Australia. Separate notices of the 2022 AGMs will be produced for the shareholders of each company. Directors’ approval statement The Directors’ report is delivered in accordance with a resolution of the Board. Simon Thompson Chairman 23 February 2022 Annual Report on Form 20-F 2021 | riotinto.com204

Application of and compliance with governance codes and standards This section sets out our compliance with the applicable governance codes and standards. As our shares are listed on both the Australian Securities Exchange and the London Stock Exchange, we set out how we have complied with the codes and standards of those bodies on the following pages: – London Stock Exchange – UK Corporate Governance Code (2018 version) (the UK Code), see pages 205-207. – Australian Securities Exchange – ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (4th edition) (the ASX Principles), see pages 208-210. In addition, as explained below, as a foreign private issuer (FPI) with American Depository Receipts (ADRs) listed on the New York Stock Exchange (NYSE), we need to report any significant corporate governance differences from the NYSE listing standards (NYSE Standards) followed by US companies. Statement of compliance with the Code and ASX Principles Throughout 2021 and as at the date of this report, the Group has applied the Principles of the UK Code and the ASX Principles. The UK Code is available at www.frc.org.uk, and the ASX Principles at www. asx.com/au. For the purposes of ASX Listing Rule 4.10.3 and the ASX Principles, pages 133-159 of this report form our ‘Corporate Governance Statement’. This statement is current as at 23 February 2022, unless otherwise indicated, and has been approved by the Board. Corporate governance documents and policies referenced can be found at riotinto.com/invest/corporate-governance. We have complied with all relevant provisions of the UK Code throughout 2021. Difference from NYSE Standards We have reviewed the NYSE Standards and consider that our practices are broadly consistent with them, with the following exceptions where the literal requirements of the NYSE Standards are not met due to differences in corporate governance between the US, UK and Australia: – The NYSE Standards state that US companies must have a nominating/corporate governance committee which, in addition to identifying individuals qualified to become board members, develops and recommends to the board a set of corporate governance principles applicable to the company. Our Nominations Committee does not develop corporate governance principles for the Board’s approval. The Board itself develops such principles. – Under US securities law and the NYSE Standards, the company is required to have an audit committee that is directly responsible for the appointment, compensation, retention and oversight of the work of external auditors. While our Audit Committee makes recommendations to the Board on these matters, and is subject to legal and regulatory requirements on oversight of audit tenders, the ultimate responsibility for the appointment and retention of the external auditors of Rio Tinto rests with the shareholders. Compliance with governance codes and standards – Under US securities law and the NYSE Standards, an audit committee is required to establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and audit matters. The whistleblowing programme (myVoice) enables employees to raise any concerns confidentially or anonymously. The Board has responsibility to ensure that the programme is in place and to review the reports arising from its operations. The UK Code Board leadership and company purpose A. Making the board effective Our Board provides effective and entrepreneurial leadership. It is collectively responsible for the stewardship and long-term success of the Group. There is a framework of prudent and effective controls that enable risk to be assessed and managed. The Sustainability section on pages 72-111 sets out how we assess our impact on wider society. See pages 143-144 for the key activities undertaken by the Board during the year and the factors that were considered when making decisions. In 2021, the Board undertook an internally facilitated effectiveness review and details of this are provided on page 146 of the Governance section. B. The company’s purpose, values and strategy and alignment with culture Through our The Way We Work framework, the Board sets the company’s purpose, values, and standards for the Group’s employees. In 2021, the Board approved a new set of values, set out on pages 18-19. The Board is committed to acting in accordance with these values, championing and embedding these in the organisation. The Board also seeks to ensure that the culture of the company is aligned with these values and standards. C. Company performance and risk management The Board leads the development of long-term investment plans for the company. It aims to make good quality decisions at the right time, to achieve the company’s objectives, in alignment with our purpose, values and strategy. The role of the Board in establishing and monitoring the internal control environment is set out in the Audit Committee report on pages 151-155. The way in which the company manages risk is set out on pages 112-130. For information on the delegation of business to management please refer to pages 136-137. The formal schedule of matters reserved for the Board’s decision, available at riotinto.com, covers areas including: setting the Group’s purpose and strategic vision; monitoring performance of the delivery of the approved strategy; approving major investments, acquisitions and divestments; the oversight of risk and the setting of the Group’s risk appetite; and reviewing the Group’s governance framework. D. Stakeholder engagement The Chairman undertakes regular engagement with our major shareholders, in addition to that carried out by the Chief Executive, the Chief Financial Officer and the investor relations team. The committee chairs also engage with their relevant stakeholders and details of this engagement is provided in each of the committee reports. We have mapped our key stakeholders and continually work to understand their views and we take account of our responsibilities to our stakeholders when making business decisions. We explain more about this in our section 172 (1) statement, set out on pages 140-142. We also discuss stakeholders in the Strategic report on pages 20-22 and in the Sustainability section. 205Annual Report on Form 20-F 2021 | riotinto.com Governance

Compliance with governance codes and standards continued The Chairman is supported by the Senior Independent Directors, the Group Company Secretary and the Chief Executive. In line with the UK Code the Senior Independent Director, Rio Tinto plc is responsible for acting as a sounding board for the Chairman and engages with shareholders to develop a balanced understanding of their interests and concerns. For further details, please see our Board Charter on riotinto.com, which sets out the role, responsibilities, structure, compositions and conduct of the Board, as well as the role of the Chairman, the Senior Independent Director, Rio Tinto plc and the Senior Independent Director, Rio Tinto Limited. G. Composition of the board As at the date of this report, the Board comprises 11 members: 8 independent Non-Executive Directors, the Chairman, the Chief Executive, and the Chief Financial Officer. As detailed in the Nominations Committee report, we engaged Spencer Stuart to support the search for a new Chair and the Committee is satisfied that Spencer Stuart does not have any connections with the company or individual Directors that may impair their independence. The recruitment of Ben Wyatt as a Non-Executive Director was not supported by an external agency. The Board is satisfied that it has the appropriate balance of skills, experience, independence, and knowledge of the company to enable its members to discharge their respective duties and responsibilities effectively, and that no individual or group can dominate the Board’s decision making. There is a clear division of responsibilities between the leadership of the Board and the executive leadership of our business. The Chief Executive is responsible for the day-to-day management of the business and, under a Group delegation of authority framework, delegates to other members of the Executive Committee. H. Role of Non-Executive Directors We list all of the Non-Executive Directors that we consider to be independent on pages 134-135 of this report. Over 50% of the Board (excluding the Chairman) are Non-Executive Directors. The Non- Executive Directors constructively challenge and help develop proposals on strategy. They are also responsible for scrutinising management performance and ensuring that financial information, risks and controls, and systems of risk management are robust. In order to enhance Board engagement in Australia, the role of Senior Independent Director Rio Tinto Limited was established in 2021. Simon McKeon was appointed to this position and the terms of this appointment were agreed by the Board. The Board held an internally facilitated Board evaluation this year and as part of this process, the Board met without the Chairman present and a full assessment of the Chairman’s capability was carried out. Details of this review are on pages 146-147. Each Director has undertaken to allocate sufficient time to the Group in order to discharge their responsibilities effectively, and this is kept under review by the Nominations Committee. The Directors’ other appointments are listed on pages 134-135. I. Board processes and role of the Company Secretary The governance framework on page 145 explains the governance structure of the Board and sets out the relationship with the Chief Executive. The roles and responsibilities of each committee are explained. The Board insights section provides some examples of the decision-making process of the Board and the steps it takes to function effectively, including how it considers stakeholders in this process. In January 2021, the Board appointed Simon McKeon as the designated Non-Executive Director for workforce engagement. An overview of workforce engagement during 2021 is set out on page 140. At Rio Tinto plc’s AGM on 9 April 2021, Resolution 21 (‘Authority to purchase Rio Tinto plc shares’) was passed with less than 80% of votes in favour and Shining Prospect (a subsidiary of the Aluminium Corporation of China (‘Chinalco’)) voted against. Chinalco has not sold any Rio Tinto plc shares and now has a holding of over 14% given its non-participation in Rio Tinto’s significant share buy-back programmes over the last four years. This places Chinalco close to the 14.99% threshold agreed with the Australian Government at the time of Chinalco’s original investment in 2008. Following the AGMs of Rio Tinto plc and Rio Tinto Limited, on 9 April 2021 and 6 May 2021 respectively, the advisory vote on Resolution 3 (‘Approval of the Directors’ Remuneration report: Implementation report’) and Resolution 4 (‘Approval of the Directors’ Remuneration report’) were not passed as ordinary resolutions. Page 163 of the Remuneration report set out the actions taken by the Remuneration Committee to engage with shareholders on this matter during 2021. Resolution 5 (‘Re-election of Dr Megan Clark AC’) was passed with less than 80% of votes in favour. Rio Tinto acknowledges that the reduced vote for Dr Clark’s re-election compared to previous years reflected the fact that, as Chair of the Sustainability Committee at the time that the rock shelters at Juukan Gorge were destroyed, Dr Clark shares accountability for the failings in the areas of communities and social performance that led to those events occurring. In light of the support provided by almost 75% of shareholders, Dr Clark and the Board carefully weighed the need for accountability for the events at Juukan Gorge against the significant contribution, experience and continuity that Dr Clark brings to the Board and the Group’s relationship with Traditional Owners, and concluded that she should remain on the Board in order to provide stability at this important time for Rio Tinto. Dr Clark plays an active and important role on behalf of the Board in engaging with the Traditional Owners of the lands where the company operates in Western Australia, including attending engagements with stakeholders. E. Our workforce policies and practices Group workforce policies are approved by the Board. All the policies relating to our workforce take account of the global nature of our company. Our whistleblowing process is overseen by the Board and every member of the workforce has access to the whistleblower programme (myVoice) and details of this programme are on page 107. Division of responsibilities F. The role of the Chairman The Chairman leads the Board and is responsible for its overall effectiveness. He was independent on the date of his appointment and we consider he remains independent for the purposes of the Code. This is also the case for the Chair-designate, Dominic Barton, who will be appointed with effect from 5 May 2022. The Chairman recognises the importance of creating a boardroom culture which encourages openness and debate and ensures constructive relations between executive and Non-Executive Directors. The Chairman is responsible for: the management of the Board and its committees; Director performance; induction; training and development; succession planning; engagement with external stakeholders; and attendance by the Board at shareholder meetings. Annual Report on Form 20-F 2021 | riotinto.com206

The Group Company Secretary is the trusted interlocutor within the Board and its committees, and between senior leadership and the Non-Executive Directors. He is responsible for advising the Board, through the Chairman, on all governance matters. He supports the Chairman in ensuring that the information provided to the Board is of sufficient quality and appropriate detail in order for the Board to function effectively and efficiently. Composition, succession and evaluation J. Appointments to the board The Nominations Committee ensures a formal, rigorous and transparent procedure for the appointment of new Directors. It is also responsible for Board succession planning, regularly assessing the balance of skills, experience, diversity and capacity required to oversee the delivery of Rio Tinto’s strategy. It reviews proposals for appointments to the Executive Committee, and monitors executive succession planning. This year the Nominations Committee oversaw the succession of the Chairman and Chief Financial Officer and details of this process are provided in the Nominations Committee report on pages 148-150. All Non-Executive Directors are members of the Nominations Committee. The committee is chaired by the Chairman, apart from when the committee is dealing with the appointment of his or her successor. Only the Chairman and committee members have the right to attend the meetings of the Nominations Committee; attendance by all other individuals is by invitation only. The Nominations Committee report sets out the Board’s approach to succession planning and how this supports the development of a diverse pipeline, at all levels. All Directors are subject to annual re-election at the AGMs. Details of external search consultancies used for Board appointments can be found in the Nominations Committee report. K. Skills, experience and knowledge of the board and its committees In our succession planning, we aim to bring a diverse and complementary range of skills, knowledge and experience to the Board, so that we are equipped to navigate the operational, social, regulatory and geopolitical complexity in which our business operates. Achieving the right blend of skills and diversity to support effective decision making is a continuing process. Further details on tenure and experience of the Board are set out in the Nominations Committee report on page 149. The Board biographies set out the specific skills and experience which each Director brings to the Board (pages 134-135). L. Board evaluation A Board and committee effectiveness evaluation is carried out each year. The evaluation considers (but is not limited to): the balance of Board members’ skills and experience; independence; diversity; the running of the Board; and Directors’ knowledge of the company. Every third year, the Board evaluation is externally facilitated. An internally facilitated Board and committee evaluation was carried out in 2021. The terms of reference for this review and the outcomes are discussed on pages 146-147. An externally facilitated Board and committee evaluation will be carried out in 2022. Audit, risk and internal control M. Internal and external audit The Audit Committee monitors the independence and effectiveness of the Internal Audit function and external auditors. The Audit Committee is responsible for reviewing key judgments within the Group’s financial statements and narrative reporting, with the aim of maintaining the integrity of the Group’s financial reporting. For further detail, please refer to the Audit Committee report on pages 151-155. The appointment of KPMG as external auditor for the 2021 financial year was approved by shareholders at our AGMs in 2021. N. Fair, balanced and understandable assessment The Board is responsible for the presentation of a fair, balanced and understandable assessment of the company’s position and prospects, not only in the Annual Report. We have a robust process in place including through the Disclosure Committee, to ensure that this is the case. O. Risk management and internal control framework The Board is ultimately responsible for aligning our long-term strategic objectives with the risk appetite of the company, taking into account the principal and emerging risks faced by the company. Please refer to pages 112-130 for further details on our business planning cycle and risk management framework and how these support our longer-term viability statement. For further details on our approach to risk, please refer to the risk section on page 112. Remuneration P. Remuneration policies and practices The Remuneration Committee supports the Board by setting our Remuneration Policy. Through long-term and short-term incentives, our Remuneration Policy is designed to help drive a performance culture which incentivises executives to deliver the Group’s long-term strategy and create superior shareholder value over the short, medium and long term. The overarching aim is to ensure our remuneration structure and policies reward fairly and responsibly with a clear link to corporate and individual performance, and to the company’s long-term strategy and values. We have worked to ensure that we have a clear policy that can be understood by shareholders and stakeholders. Q. Procedure for developing remuneration policy We have a formal and transparent procedure for developing our Remuneration Policy, and no Director is involved in deciding their own remuneration. Executive remuneration is set with regard to the wider workforce and through market benchmarking. For further detail, please refer to the Remuneration Committee report on pages 160-198. The Remuneration Committee is supported by remuneration consultant Deloitte. The Board received assurance from the Remuneration Committee and from Deloitte that Deloitte did not have any connections with Rio Tinto or the Board that would have impaired its independence. Please refer to page 172 of this Form 20-F for further detail. R. Exercising independent judgement The Remuneration Committee comprises 6 Non-Executive Directors to ensure independent judgment with regard to remuneration outcomes. The Remuneration Committee considers remuneration on an annual basis and determines outcomes by assessing executive performance against performance criteria, details of which can be found in the Remuneration Committee report on pages 160-198 of this Form 20-F. This states how our Remuneration Policy has been applied and sets out details of any adjustments made or discretions exercised. 207Annual Report on Form 20-F 2021 | riotinto.com Governance

Compliance with governance codes and standards continued ASX Principles Principle 1: Lay solid foundations for management and oversight Recommendation 1.1 Rio Tinto plc and Rio Tinto Limited have a common Board of Directors. The principal role of the Board is to set the Group’s strategy and to review its strategic direction regularly. The Board also has responsibility for corporate governance. A Board Charter setting out the role of the Board and management and matters reserved for the Board is available at riotinto.com. The Board delegates responsibility for day-to-day management of the business to the Chief Executive and other members of the Executive Committee. A number of management committees support the Chief Executive and the Executive Committee. The structure of these committees is set out on page 145. Recommendation 1.2 The Nominations Committee, on behalf of the Board, ensures a formal, rigorous and transparent procedure for the appointment of new Directors. A similar process is followed with the Executive Committee and senior executive appointments, including a formal and rigorous process to source strong candidates from diverse backgrounds and conducting appropriate background and reference checks on the shortlisted candidates. This year the Nominations Committee oversaw the succession of the Chairman and Chief Financial Officer and details of these processes are provided in the Nominations Committee report on pages 148-150. The notice of annual general meeting provides all material information in Rio Tinto’s possession relevant to decisions on election and re-election of Directors, including a statement from the Board that it considers all Directors continue to perform effectively and demonstrate appropriate levels of commitment. It also provides reasons why each Director is recommended for re-election, highlighting their relevant skills and experience. Further information on the skills and experience of each Director is set out on pages 134-135 of the Form 20-F. Recommendation 1.3 The company has written agreements setting out the terms of appointment for each Director and senior executive. Non-Executive Directors are appointed by letters of appointment. Executive Directors and other senior executives are employed through employment service contracts. Further information is set out on pages 187-188 in the Remuneration report. Recommendation 1.4 The Group Company Secretary is accountable to the Board and advises the Chairman, and, through the Chairman, the Board on all governance matters. The appointment and removal of the Group Company Secretary is a matter reserved for the Board. Recommendation 1.5 Rio Tinto has a Group-wide, Board-endorsed inclusion and diversity policy. The policy is available at riotinto.com. The Board sets objectives for achieving diversity for the Board, senior executives and the workforce, and annually reviews the Group’s performance against them. Page 78 of the Form 20-F sets out the measurable objectives and our performance against them. The respective proportions of men and women on the Board, in senior executive positions and across the whole organisation, are reported on pages 78 and 149 of the Form 20-F. Recommendation 1.6 The performance of the Board, and of each of its committees and individual Directors, was reviewed in 2021, as it is each year. Detailed information on the Board and committee evaluation and the evaluation of the Chairman and the Non-Executive Directors is set out on page 146 of the Form 20-F. Recommendation 1.7 The performance of Executive Committee members, including Directors, is continually evaluated as part of the Group’s performance evaluation cycle. Further details are set out in the Remuneration report on pages 160-198. Principle 2: Structure the board to be effective and add value Recommendation 2.1 The Nominations Committee includes all Non-Executive Directors and is chaired by the Chairman of the Board. The Board is satisfied that all Non-Executive Directors, including the Chairman, continue to meet the test for independence under the ASX Principles. The Nominations Committee’s terms of reference are available at riotinto.com. The Nominations Committee report on pages 148-150 provides further details on its role and responsibilities. Details on membership, the number of times the Committee met, and the attendance of members are set out on page 147. Recommendation 2.2 A Board skills matrix showing key attributes in terms of skills, experience and diversity that are relevant to the Board is set out on page 150 of the Form 20-F. Recommendations 2.3, 2.4, 2.5 The Nominations Committee is responsible for assessing the independence of each Non-Executive Director against an independence framework which combines the requirements of the Code, the ASX Principles and the NYSE Standards. The Nominations Committee reviews and approves this framework each year. The Board is satisfied that all of its Non-Executive Directors are independent in character and judgment and are free from any relationships (material or otherwise) or circumstances that could create a conflict of interest. The Chairman was considered independent upon his appointment and, in the Board’s view, he continues to satisfy the tests for independence under the ASX Principles and the NYSE Standards. The name, skills and experience of each Director, together with their terms in office, are shown in the biographical details on pages 134-135. Recommendation 2.6 On joining Rio Tinto, all Directors receive a full, formal induction programme. It is delivered over a number of months, and tailored to their specific requirements, taking into account their prospective committee responsibilities. Details of the induction programme for the Chair-designate are set out on page 150 of the Form 20-F. The annual Board evaluation process identifies training and development needs for the Board and individual Directors. All Directors are expected to commit to continuing their development during their tenure. This is supported through a combination of: site visits, teach-ins, deep dives and internal business and operational briefings provided in or around scheduled Board and committee meetings. In addition, the Group Company Secretary provides regular updates on corporate governance developments in the UK, Australia and the US. Further details are set out on pages 146-147 of the Form 20-F. Annual Report on Form 20-F 2021 | riotinto.com208

Principle 3: Instil a culture of acting lawfully, ethically and responsibly Recommendations 3.1, 3.2, 3.3, 3.4 Through our The Way We Work framework, the Board sets the company’s purpose, values, and standards for the Group’s employees. In 2021, the Board approved a new set of values as set out on page 18. The Board is committed to acting in accordance with these values, championing, and embedding these in the organisation. The Way We Work is available at riotinto.com/ethics. Rio Tinto’s confidential and independently operated whistleblowing programme (myVoice) offers an avenue through which our employees, contractors, suppliers and customers can report concerns anonymously, subject to local law. These may include concerns about the business, or behaviour of individuals, including suspicion of violations of financial reporting, safety or environmental procedures or other business integrity issues. The programme features telephone and web submissions, a case management tool, and a reporting tool to allow for improved analysis of case statistics. The myVoice procedure explains how concerns regarding matters relating to Rio Tinto, its business and its people can be raised, in confidence and without fear of retaliation. The procedure also sets out who can make a report and what they can expect from Rio Tinto if they do report a concern. The procedure is available at riotinto.com. Further details on myVoice are set out on page 107. Rio Tinto’s business integrity standard sets out the Group’s position on issues relating to bribery and corruption. This is available at riotinto.com. Further information is set out on page 107. Oversight of the Group’s ethics, integrity and compliance programme now falls within the remit of the Board. Principle 4: Safeguard integrity in corporate reports Recommendation 4.1 The Audit Committee report on pages 151-155 provides details of the role and responsibilities of the Committee. The Audit Committee’s terms of reference are available at riotinto.com. Further details on membership, the number of times the Committee met during 2021 and the attendance of members are set out on pages 134-135 and 147. Recommendation 4.2 Details on compliance with the financial reporting requirements contemplated under this recommendation are set out on pages 203-204 of the Form 20-F. Recommendation 4.3 We have a thorough and rigorous review process in place to ensure integrity of the periodic reports we release to the market. Rio Tinto communicates with the market through accurate, clear, concise and effective reporting, and contents of periodic reports are verified by the subject matter experts and reviewed by the relevant Group functions. Such reports are then reviewed and considered by the Group Disclosure Committee for release to the market. Principle 5: Make timely and balanced disclosure Recommendation 5.1 Rio Tinto recognises the importance of effective and timely communication with shareholders and the wider investment community. It is our policy to make sure that all information disclosed or released by the Group is accurate, complete and timely and complies with all continuous and other disclosure obligations under applicable listing rules and other relevant legislation. To ensure that trading in our securities takes place in an informed and orderly market, we have established a Disclosure Committee to oversee compliance with our continuous disclosure obligations. The Group disclosure and communications policy, and the terms of reference of our Disclosure Committee, together with our adopted procedures in relation to disclosure and management of relevant information, support compliance with our disclosure obligations. A copy of the Group disclosure and communications policy is available at riotinto.com. The Group’s Disclosure Committee is responsible for determining whether information relating to Rio Tinto may require disclosure to the markets under the continuous disclosure requirements in the jurisdictions in which Rio Tinto is listed. In accordance with its terms of reference, the specific focus of the Disclosure Committee is to consider and determine on a timely basis whether information would, to the extent that the information is not public and relates directly or indirectly to Rio Tinto, be likely to have a material effect on the price of Rio Tinto securities if that information was generally available. The members of the Committee are the Chief Executive; the Chief Financial Officer; the Group Company Secretary; the Chief Legal Officer & External Affairs; the Head of Investor Relations; and the Chief Executive Australia. Recommendation 5.2 Consistent with the Group’s disclosure protocols, the Board is provided with copies of all material market announcements promptly after their being released to the market. Recommendation 5.3 As a matter of practice, all our new or substantive investor presentations are released to the market via ASX and LSE market announcement platforms. Principle 6: Respect the rights of security holders Recommendation 6.1 Riotinto.com includes pages dedicated to corporate governance, providing information on compliance with governance codes and standards (the Code, the ASX Principles and the NYSE Standards); the terms of reference of the committees; risk management and financial reporting; and Board governance including selection, appointment and re-election of Directors, Directors’ independence and Board performance evaluation. All information released to the markets is posted in the media section of riotinto.com. Riotinto.com also provides general investor information. Annual and half-year results, as well as any major presentations, are webcast and the materials are available at riotinto.com, which also contains presentation material from investor seminars. 209Annual Report on Form 20-F 2021 | riotinto.com Governance

Recommendation 6.2 Our main channels of communication with the investment community are through the Chairman, Chief Executive and Chief Financial Officer, who have regular meetings with the Group’s major shareholders. The Senior Independent Director, Rio Tinto plc, and the Senior Independent Director, Rio Tinto Limited, have a specific responsibility under the UK Code and the Board Charter to be available to shareholders who have concerns which have not been resolved through contact with the Chairman, Chief Executive or Chief Financial Officer, or for whom such contact is inappropriate. We have a number of processes and initiatives to ensure that members of the Board understand the views of major shareholders. The Chief Financial Officer reports to the Board at each meeting, and provides regular investor updates. In addition, the Head of Investor Relations reports regularly to the Board, and an annual survey of major shareholders’ opinions is presented to the Board by the Group’s investor relations advisers. Further information on engagement with shareholders and investors during 2021 is set out on page 142 of the Form 20-F. Recommendations 6.3, 6.4 The AGMs present an opportunity to provide a summary business presentation, to inform shareholders of recent developments, and to give them the opportunity to ask questions. Generally, the chairs of all Board committees are available to answer questions raised by shareholders, and all Directors are expected to attend where possible. The AGMs are generally webcast and transcripts of the Chairman’s and Chief Executive’s speeches are made available at riotinto.com. A summary of the proceedings at the meetings, and the results of voting on resolutions, are made available as soon as practicable after the meetings. At Rio Tinto AGMs, all resolutions are decided by poll and not by show of hands. In 2021, due to the pandemic, the Rio Tinto Limited AGM was held in Perth as a hybrid meeting. With the use of technology, shareholders who could not attend in person were offered the opportunity to virtually participate at the AGM, ask questions and vote on the resolutions. Recommendation 6.5 Shareholders can choose to communicate electronically with the companies and the share registrars. The contact details for the registrars is set out on page 419 and at riotinto.com. Principle 7: Recognise and manage risk Recommendations 7.1, 7.2 The Board is ultimately responsible for risk management and internal controls and for ensuring that the systems in place are robust and take into account the principal risks faced by the Group. The Board delegates certain matters relating to the Group’s risk management framework to the Audit Committee, and the Audit Committee provides updates to the Board on matters discussed at each meeting. The Sustainability Committee advises the Board on risk appetite tolerance and strategy with respect to sustainable development risks. Further information about the Sustainability Committee is set out on pages 156-158 of the Form 20-F. Terms of reference for the Sustainability Committee are available at riotinto.com. Further details on the Group’s governance framework for risk management and internal control are set out on pages 112-116, 152 and 154-155 of the Form 20-F. Recommendation 7.3 Further information on Rio Tinto’s Group Internal Audit function is set out on page 155 of the Form 20-F. Recommendation 7.4 A description of the risk factors that could affect Rio Tinto (including economic, environmental and social sustainability risks), and of the Group’s governance framework for risk management and internal control, is set on pages 117-125 of the Form 20-F. Further information on sustainability is available on pages 72-111 of the Form 20-F. Principle 8: Remunerate fairly and responsibly Recommendation 8.1 The Remuneration report on pages 160-198 provides details on the role and responsibilities of the Committee. The Remuneration Committee’s terms of reference are available at riotinto.com. Further details on membership, the number of times the Committee met during 2021, and the attendance of members are set out on pages 134-135 and 147. Recommendation 8.2 Rio Tinto’s policies and practices regarding remuneration of Non-Executive Directors, Directors and senior executives are set out on pages 160-198 in the Remuneration report. Recommendation 8.3 Rio Tinto’s approach on participating in equity-based remuneration schemes is set out on page 203 of the Form 20-F. This is also addressed in the Rio Tinto securities dealing policy which is available at riotinto.com. Compliance with governance codes and standards continued Annual Report on Form 20-F 2021 | riotinto.com210

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
Amendments to IAS 1 “Presentation of Financial Statements” on classification of liabilities” (mandatory in 2024 and not yet endorsed by the UK)
These narrow-scope amendments to IAS 1 set out specific guidance for determining the classification of liabilities as current or non-current, based on whether an entity has a substantive right to payment deferral at the reporting date. The Group continues to evaluate the impact of this amendment, which has been tentatively deferred to no earlier than 1 January 2024.###
Judgments in applying accounting policies and key sources of estimation uncertainty
The preparation of the financial statements requires management to use judgment in applying accounting policies and in making critical accounting estimates.
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
(a)Gross product sales includes the Group’s proportionate share of product sales by equity accounted units (after adjusting for sales to subsidiaries) of US$3,117 million (2020: US$2,441 million; 2019: US$2,234 million) which are not included in consolidated sales revenue. Consolidated sales revenue includes subsidiary sales of US$44 million (2020: US$34 million; 2019: US$32 million) to equity accounted units which are not included in gross product sales.
(b)Underlying EBITDA represents profit before tax, net finance items, depreciation and amortisation excluding the EBITDA impact of the same items that are excluded in arriving at underlying earnings (as defined below). The reconciliation of underlying EBITDA to profit before taxation can be found on page 240.
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
(d)Capital expenditure for reportable segments comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100% of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of joint operations and equity accounted units.
(e)Product group depreciation and amortisation for reportable segments include 100% of subsidiaries’ depreciation and amortisation and Rio Tinto’s share of the depreciation and amortisation of equity accounted units. Rio Tinto’s share of the depreciation and amortisation charge of equity accounted units is deducted to arrive at depreciation and amortisation as shown in the cash flow statement. These figures do not include impairment charges and reversals, which are excluded from underlying earnings.
(f)Capital expenditure and Depreciation and amortisation as reported in the cash flow statement.
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
a.Amounts charged by equity accounted units relate to toll processing and also include purchases from equity accounted units of bauxite and aluminium which are then processed by the product group or sold to third parties. Generally, purchases are in proportion to the Group’s share of the equity accounted unit but in 2021, US$121 million (2020: US$129 million; 2019: US$291 million) related to purchases of the other investors’ share of production.
b.In 2021, other external costs include US$502 million (2020: US$314 million, 2019: US$327 million) of short-term lease costs and US$34 million (2020: US$30 million, 2019 US$15 million) of variable lease costs recognised in the income statement in accordance with IFRS 16 “Leases”. Refer to note 22.
c.On 3 December 2021 we recognised a new wharf at Kitimat, Canada within Property, plant and equipment that was built and paid for by LNG Canada. The gain on recognition has been excluded from underlying earnings, refer to note 2 and note 6.
d.In 2021, US$445 million (2020: US$537 million; 2019: US$469 million) of operating costs were capitalised and US$201 million (2020: US$171 million; 2019: US$182 million) of costs were shown separately within “Exploration and evaluation costs” in the Group income statement.
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

Production, Mineral Reserves, Mineral Resources and Operations Metals and Minerals Production 351 Mineral Resources and Mineral Reserves 353 Competent Persons 378 Mines and Production Facilities 380 Annual Report on Form 20-F 2021 | riotinto.com350

Metals and minerals production 2021 Production 2020 Production 2019 Production Rio Tinto % share(a) Total Rio Tinto share Total Rio Tinto share Total Rio Tinto share ALUMINA ('000 tonnes) Jonqui&egrave;re (Vaudreuil) (Canada)(b) 100.0% 1,364 1,364 1,424 1,424 1,413 1,413 Jonqui&egrave;re (Vaudreuil) specialty plant (Canada) 100.0% 107 107 94 94 109 109 Queensland Alumina (Australia) 80.0% 3,705 2,964 3,701 2,961 3,454 2,763 S&atilde;o Luis (Alumar) (Brazil) 10.0% 3,662 366 3,848 385 3,679 368 Yarwun (Australia) 100.0% 3,093 3,093 3,175 3,175 3,091 3,091 Rio Tinto total 7,894 8,039 7,744 ALUMINIUM ('000 tonnes) Alma (Canada) 100.0% 471 471 473 473 472 472 Alouette (Sept-&Icirc;les) (Canada) 40.0% 629 251 623 249 602 241 Arvida (Canada) 100.0% 168 168 169 169 175 175 Arvida AP60 (Canada) 100.0% 60 60 60 60 60 60 B&eacute;cancour (Canada) 25.1% 463 116 393 98 77 19 Bell Bay (Australia) 100.0% 189 189 192 192 189 189 Boyne Island (Australia) 59.4% 502 298 510 303 499 296 Grande-Baie (Canada) 100.0% 230 230 225 225 233 233 ISAL (Reykjavik) (Iceland) 100.0% 203 203 183 183 184 184 Kitimat (Canada) 100.0% 263 263 329 329 385 385 Laterri&egrave;re (Canada) 100.0% 252 252 250 250 257 257 Sohar (Oman) 20.0% 395 79 397 79 391 78 Tiwai Point (New Zealand) 79.4% 333 264 333 265 351 279 Tomago (Australia) 51.6% 592 305 592 305 588 303 Rio Tinto total 3,151 3,180 3,171 BAUXITE ('000 tonnes) Gove (Australia) 100.0% 11,763 11,763 12,299 12,299 12,201 12,201 Porto Trombetas (MRN) (Brazil) 12.0% 11,383 1,366 11,629 1,395 11,060 1,327 Sangaredi (Guinea) 23.0%(c) 15,797 7,109 16,506 7,428 13,701 6,165 Weipa (Australia) 100.0% 34,088 34,088 35,009 35,009 35,411 35,411 Rio Tinto total 54,326 56,131 55,105 BORATES (‘000 tonnes)(d) Rio Tinto Borates – Boron (US) 100.0% 488 488 480 480 520 520 COPPER (mined) ('000 tonnes) Bingham Canyon (US) 100.0% 159.4 159.4 140.0 140.0 186.8 186.8 Escondida (Chile) 30.0% 931.8 279.5 1,125.9 337.8 1,138.6 341.6 Oyu Tolgoi (Mongolia)(e) 33.5% 163.0 54.6 149.6 50.2 146.3 49.1 Rio Tinto total 493.5 527.9 577.4 COPPER (refined) ('000 tonnes) Escondida (Chile) 30.0% 195.3 58.6 233.9 70.2 250.2 75.0 Kennecott (US) 100.0% 143.3 143.3 84.8 84.8 184.6 184.6 Rio Tinto total 201.9 155.0 259.6 DIAMONDS (‘000 carats) Argyle (Australia)(f) 100.0% – – 10,945 10,945 12,999 12,999 Diavik (Canada)(g) 100.0% 5,843 3,847 6,218 3,731 6,719 4,031 Rio Tinto total 3,847 14,676 17,030 GOLD (mined) (‘000 ounces) Bingham Canyon (US) 100.0% 139.5 139.5 171.2 171.2 234.7 234.7 Escondida (Chile) 30.0% 161.7 48.5 169.5 50.9 246.7 74.0 Oyu Tolgoi (Mongolia)(e) 33.5% 468.1 156.9 181.9 61.0 241.8 81.1 Rio Tinto total 344.9 283.0 389.7 GOLD (refined) (‘000 ounces) Kennecott (US) 100.0% 176.4 176.4 117.5 117.5 218.7 218.7 IRON ORE (‘000 tonnes) Hamersley mines (Australia) (h) 199,699 199,699 210,682 210,682 209,392 209,392 Hamersley – Channar (Australia)(i) 100.0% 10,630 10,630 9,175 6,139 7,970 4,782 Hope Downs (Australia) 50.0% 49,284 24,642 49,045 24,522 48,264 24,132 Iron Ore Company of Canada (Canada) 58.7% 16,564 9,727 17,715 10,402 17,943 10,536 Robe River - Robe Valley (Australia) 53.0% 25,497 13,514 30,295 16,056 26,951 14,284 Robe River - West Angelas (Australia) 53.0% 34,613 18,345 34,209 18,131 34,086 18,066 Rio Tinto total 276,557 285,932 281,192 351Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

2021 Production 2020 Production 2019 Production Rio Tinto % share(a) Total Rio Tinto share Total Rio Tinto share Total Rio Tinto share MOLYBDENUM (‘000 tonnes) Bingham Canyon (US) 100% 7.6 7.6 20.4 20.4 11.2 11.2 SALT (‘000 tonnes) Dampier Salt (Australia) 68.4% 8,555 5,848 7,111 4,861 7,931 5,422 SILVER (mined) (‘000 ounces) Bingham Canyon (US) 100.0% 2,228 2,228 2,205 2,205 2,815 2,815 Escondida (Chile) 30.0% 5,305 1,591 6,196 1,859 7,687 2,306 Oyu Tolgoi (Mongolia)(e) 33.5% 977 328 876 293 867 290 Rio Tinto total 4,148 4,357 5,412 SILVER (refined) (‘000 ounces) Kennecott (US) 100.0% 2,671 2,671 1,363 1,363 2,853 2,853 TITANIUM DIOXIDE SLAG (‘000 tonnes) Rio Tinto Iron & Titanium (Canada/South Africa)(j) 100.0% 1,014 1,014 1,120 1,120 1,206 1,206 URANIUM (‘000 lbs U3O8) Energy Resources of Australia (Australia)(k) 86.3% 75 65 3,471 2,870 3,860 2,640 R&ouml;ssing (Namibia)(l) – – – – – 3,080 2,114 Rio Tinto total 65 2,870 4,754 Production data notes: Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or dor&eacute; bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which can represent production of marketable quantities of ore plus concentrates and pellets. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result from calculation of Rio Tinto share of production. (a) Rio Tinto percentage share, shown above, is as at the end of 2021. The footnotes below include all ownership changes over the three years. (b) Jonqui&egrave;re’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina. (c) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production. (d) Borate quantities are expressed as B2O3. (e) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources Ltd. (f) The Argyle diamonds mine closed on 3 November 2020. Production is reported up to that date. (g) On 17 November 2021, Rio Tinto’s ownership interest in Diavik increased from 60% to 100%. Production is reported including this change from 1 November 2021. (h) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi, Silvergrass and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production. (i) Rio Tinto’s ownership interest in Channar mine increased from 60% to 100%, following conclusion of its joint venture with Sinosteel Corporation upon reaching planned 290 million tonnes production on 22 October 2020. Production is reported at 100% from this date onward. Historic data is unchanged. (j) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto’s 74% share of Richards Bay Minerals’ production. Ilmenite mined in Madagascar is being processed in Canada. (k) ERA report drummed U3O8. ERA ceased processing operations on 8 January 2021, as required by the Ranger Authority. In February 2020, our interest in Energy Resources of Australia (ERA) increased from 68.4% to 86.3% as a result of new ERA shares issued to Rio Tinto under the Entitlement Offer and Underwriting Agreement to raise funds for the rehabilitation of the Ranger Project Area. Production is reported including this change from 1 March 2020. (l) R&ouml;ssing report drummed U3O8. On 16 July 2019, Rio Tinto completed the sale of its entire interest in the R&ouml;ssing uranium mine in Namibia to China National Uranium Corporation Limited. Metals and minerals production continued Annual Report on Form 20-F 2021 | riotinto.com352

Mineral Resources and Mineral Reserves for Rio Tinto managed operations are reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves, December 2012 (the JORC Code) as required by the Australian Securities Exchange (ASX). Rio Tinto also files this Form 20-F with the SEC and prepares for the Form 20-F the Mineral Resources and Mineral Reserves in accordance with subpart 1300 of Regulation S-K (Regulation S-K). Some variations may occur between the reporting in accordance with the JORC Code and Regulation S-K. A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade (or quality), and quantity that there are reasonable prospects for eventual economic extraction. Estimates of such material are based largely on geological information with only preliminary consideration of mining, economic and other factors. While in the judgment of the Competent Person there are realistic expectations that all or part of the Mineral Resources will eventually become Proven or Probable Mineral Reserves, there is no guarantee that this will occur as the result depends on further technical and economic studies and prevailing economic conditions in the future. A Mineral Reserve is (or Ore Reserve as defined by the JORC Code) the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted. It is defined by studies at Pre-Feasibility or Feasibility level as appropriate, with the application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction can reasonably be justified. Rio Tinto’s Mineral Resources are reported as additional (exclusive) to the reported Mineral Reserves. For Mineral Resource and Mineral Reserve reporting, the JORC Code envisages the use of reasonable investment assumptions to test the economic viability of the Mienral Reserves and the reasonable prospects of eventual economic extraction for the Mineral Resources. To achieve this, Rio Tinto uses internally generated projected long-term commodity prices. Regulation S-K requires the use of a justifiable commodity price to test the economic viability of the Mineral Reserves and the reasonable prospects of economic extraction for the Mineral Resources, and prices used in calculating the estimates must be disclosed. As a result of the commercial sensitivity of Rio Tinto’s long-term commodity prices, Rio Tinto uses commercially available consensus pricing or historical pricing for SEC reporting. For this reason and others, some Mineral Resources and Mineral Reserves reported to the SEC in this Form 20-F may differ from those Mineral Resources and Mineral Reserves reported in the Annual Report. Mineral Resource and Mineral Reserve information in the tables below is based on information compiled by Competent Persons (as defined by the JORC Code), most of whom are full time employees of Rio Tinto or related companies. Each has had a minimum of five years’ relevant experience and is a member of a recognised professional body whose members are bound by a professional code of ethics; being members of The Australasian Institute of Mining and Metallurgy (the AusIMM), Australian Institute of Geoscientists (AIG) or recognised professional organisations (RPOs). Each Competent Person consents to the inclusion in this Form 20-F of information they have provided in the form and context in which it appears. Competent Persons responsible for the estimates are listed on pages 378-379, by operation, along with their professional affiliation, employer, and accountability for Mineral Resources and/or Mineral Reserves. Mineral Resources and Mineral reserves from externally managed operations, in which Rio Tinto holds a minority share, are reported as received from the managing entity and inaccordance with the JORC Code. Figures from our managed operations are the responsibility of the managing directors of the business units and estimates are carried out by the Competent Persons. The Mineral Resource and Mineral Reserve figures in the following tables are as of 31 December 2021. Summary data for year end 2020 are shown for comparison. Metric units are used throughout. The figures used to calculate Rio Tinto’s Mineral Resources and Mineral Reserves are more precise than the rounded numbers shown in the tables, hence small differences might result if the calculations are repeated using the tabulated figures. In accordance with Regulation S-K, Mineral Resources and Mineral Reserves presented are based on Rio Tinto’s ownership. Rio Tinto’s interest % is presented in the tables for additional clarity. During 2021, Rio Tinto carried out a periodic review of its Mineral Resource and Mineral Reserve reporting including a review of the materiality of various deleterious elements and the level of breakdown provided for each operation or project. As a result of this review, the following changes have been implemented for 2021 annual reporting: – Iron Ore – Pilbara operations: Silica, alumina, phosphorous and loss on ignition (LOI) are now reported for the Pilbara operations. Previously, deleterious elements were not considered material for Pilbara operations due to the integrated nature and blending practices. As such, providing these details at the deposit level had the potential to mislead as ore from individual deposits is blended to create a saleable product. With the changing market conditions, Rio Tinto considers that these deleterious elements are becoming more relevant to pricing outcomes and is implementing this revised reporting to provide additional transparency. As the information may still be misleading at a deposit level due to the integration and blending practices, Rio Tinto has moved to reporting the Pilbara as a single integrated property, with breakdown by material type, inclusive of deleterious elements at the material type level. – Iron Ore – Simandou: Reporting of silica, alumina, phosphorous and LOI has been implemented to align with the Pilbara operations reporting. – Iron Ore – Iron Ore Company of Canada (IOC): Reporting of silica, alumina and phosphorous has been implemented where possible to align with the Pilbara operations reporting. However, Mineral Reserves are reported as saleable product (pellets and concentrate) and no meaningful relationship has been established between the product and feed grades of alumina and phosphorus, so these grades cannot be reported for Mineral Reserves. Saleable product is produced to meet silica grade specifications, so the Mineral Reserve silica grade is the targeted silica grade for the currently anticipated long-term product mix. LOI is not determined for resource drilling samples, so no estimate of LOI is available for Mineral Reserves or Mineral Resources. – Bauxite: Total silica is now being reported for all Rio Tinto Aluminium operations. In the past, this was not considered material as the majority of the bauxite sales were part of an integrated business. Over time, more bauxite has been sold externally and hence silica reporting is now considered to be more material. This is also better aligned with current industry practice. With the change in reporting practices outlined above, Rio Tinto has also redesigned the Mineral Resource and Mineral Reserve tables to report all variables by operation and project rather than the previous practice of reporting each economic variable separately. The 2020 Mineral Resource and Mineral Reserve numbers are also shown in the revised format for ease of reconciliation. JORC Table 1 reports for new or materially upgraded significant deposits are released to the market; they are also available on the Group’s website. JORC Table 1, SEC Technical Report Summaries and NI 43-101 technical reports generated by non-managed units or joint venture partners are referenced within the reporting footnotes with the location and initial reporting date identified. For SEC reporting purposes, the Pilbara operations and Escondida are considered material to the Group and hence require submission of a Technical Report Summary; however, as described in the section titled “Individual property disclosure pursuant to Item 1304 of Regulation S-K under Securities Act of 1933–Escondida”, Rio Tinto was not able to obtain resource or reserve information or a Technical Report Summary for Escondida compliant with Subpart

1300 of Regulation S-K under the Securities Act of 1933 (“Regulation S-K”) because such information was unknown and not reasonably available to Rio Tinto. Therefore, this report does not include resource or reserve information or a Technical Report Summary for Escondida. Mineral Resources and Mineral Reserves 353Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Type of mine(a) Proven mineral reserves as at 31 December 2021 Probable mineral reserves as at 31 December 2021 Total mineral reserves as at 31 December 2021 Rio Tinto Interest Rio Tinto share Recoverable mineral Total mineral reserves as at 31 December 2020 Tonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Bauxite (b) Mt % Al2O3 % SiO2 Mt % Al2O3 % SiO2 Mt % Al2O3 % SiO2 % Mt Mt % Al2O3 % SiO2 Rio Tinto Aluminium (Australia)(c) – Amrun(d) O/P 258 54.2 9.2 568 54.9 9.1 826 54.7 9.1 100.0 826 1,044 54.0 9.1 – East Weipa and Andoom(d) O/P 77 51.7 7.4 1 52.5 9.2 78 51.7 7.4 100.0 78 100 51.4 7.5 – Gove(e) O/P 64 50.6 5.8 0.4 50.0 5.9 64 50.6 5.8 100.0 64 80 50.4 5.6 Total (Australia) 398 53.1 8.3 570 54.9 9.0 968 54.2 8.7 968 1,225 53.5 8.8 Porto Trombetas (MRN) (Brazil)(f)(g) O/P 5 48.7 4.7 1 48.9 4.7 7 48.8 4.7 12.0 7 3 48.2 5.6 Sangaredi (Guinea)(h) O/P 83 47.0 1.9 4 49.5 2.5 87 47.2 1.9 23.0 87 91 47.2 2.1 Total Bauxite 486 52.1 7.2 576 54.8 9.0 1,061 53.6 8.2 1,061 1,318 53.1 8.3 (a) Type of mine: O/P = open pit/surface, U/G = underground. (b) Bauxite Reserves are stated as recoverable Reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown. (c) Australian bauxite Reserves are stated as dry tonnes and total alumina and silica grade. Valuations of the Rio Tinto Aluminium bauxite Reserves are based on specific product pricing based on a long term price of US $ 44.30 /t CFR China. This price is sourced from leading industry analyst CRU. (d) Amrun and East Weipa and Andoom Reserve tonnes decreased following updated economic assumptions, updated orebody knowledge and mining depletion. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of the Annual Report and can be viewed at riotinto.com/invest/financial-news-performance/resources-and-reserves. (f) Porto Trombetas (MRN) Reserves are stated as dry tonnes, available alumina grade and reactive silica grade. Porto Trombetas (MRN) Reserve valuations are based on specific product pricing based on a three-year trailing average price of US $ 29.74 /t FOB as supplied by the JV partner. (g) Porto Trombetas (MRN) Reserve tonnes increased following conversion of Cip&oacute; and Te&oacute;filo Plateaus Resources to Reserves. (h) Sangaredi Reserve tonnes are reported on a 3% moisture basis and total alumina and silica grade. Sangredi Reserve valuations are based on specific product pricing based on a long term price of US $ 34.00 /t FOB as supplied by the JV partner. Mineral Reserves Canada Gove Port Gunyangara Nhulunbuy Yirrkala Gove Mine Airport Legend Power Station Port Mine Town Airport Road Overland Conveyor 100 km0 136&ordm;38'E 136&ordm;44'E 136&ordm;50'E 136&ordm;56'E 12 &ordm;1 2' S 12 &ordm;1 6' S 12 &ordm;2 0' S 136&ordm;38'E 136&ordm;44'E 136&ordm;50'E 136&ordm;56'E 12 &ordm;1 2' S 12 &ordm;1 6' S 12 &ordm;2 0' S Gove operations – Australia Annual Report on Form 20-F 2021 | riotinto.com354

Type of mine(a) Proven mineral reserves as at 31 December 2021 Probable mineral reserves as at 31 December 2021 Total mineral reserves as at 31 December 2021 Rio Tinto Interest Rio Tinto share Recoverable mineral Total mineral reserves as at 31 December 2020 Tonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Bauxite (b) Mt % Al2O3 % SiO2 Mt % Al2O3 % SiO2 Mt % Al2O3 % SiO2 % Mt Mt % Al2O3 % SiO2 Rio Tinto Aluminium (Australia)(c) – Amrun(d) O/P 258 54.2 9.2 568 54.9 9.1 826 54.7 9.1 100.0 826 1,044 54.0 9.1 – East Weipa and Andoom(d) O/P 77 51.7 7.4 1 52.5 9.2 78 51.7 7.4 100.0 78 100 51.4 7.5 – Gove(e) O/P 64 50.6 5.8 0.4 50.0 5.9 64 50.6 5.8 100.0 64 80 50.4 5.6 Total (Australia) 398 53.1 8.3 570 54.9 9.0 968 54.2 8.7 968 1,225 53.5 8.8 Porto Trombetas (MRN) (Brazil)(f)(g) O/P 5 48.7 4.7 1 48.9 4.7 7 48.8 4.7 12.0 7 3 48.2 5.6 Sangaredi (Guinea)(h) O/P 83 47.0 1.9 4 49.5 2.5 87 47.2 1.9 23.0 87 91 47.2 2.1 Total Bauxite 486 52.1 7.2 576 54.8 9.0 1,061 53.6 8.2 1,061 1,318 53.1 8.3 Napranum East Weipa Evans Landing Port Andoom Mine Amrun Mine Amrun Camp Amrun Port East Weipa Mine Legend Power Station Port Mine Town Other Locations of Interest Railway Road Ferry 20 km0 141&ordm;30'E 141&ordm;40'E 141&ordm;50'E 141&ordm;60'E 141&ordm;70'E 12 &ordm;3 0' S 12 &ordm;4 0' S 12 &ordm;5 0' S 141&ordm;30'E 141&ordm;40'E 141&ordm;50'E 141&ordm;60'E 141&ordm;70'E 12 &ordm;3 0' S 12 &ordm;4 0' S 12 &ordm;5 0' S Weipa operations – Australia 355Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Type of mine(a) Proven mineral reserves as at 31 December 2021 Probable mineral reserves as at 31 December 2021 Total mineral reserves as at 31 December 2021 Rio Tinto Interest Rio Tinto share Marketable product Total mineral reserves as at 31 December 2020 Tonnage Grade Tonnage Grade Tonnage Grade Iron Ore(b) Mt % Fe % SiO2 % Al2O3 % P % LOI Mt % Fe % SiO2 % Al2O3 % P % LOI Mt % Fe % SiO2 % Al2O3 % P % LOI % Mt Mt % Fe % SiO2 % Al2O3 % P % LOI Australia(c)(d) – Brockman Ore(e)(f) O/P 699 62.3 3.2 1.9 0.13 5.2 597 61.6 3.8 2.0 0.12 5.5 1,296 62.0 3.5 1.9 0.13 5.3 96.4 1,296 1,424 62.0 3.5 1.9 0.13 5.3 – Marra Mamba Ore(g) O/P 346 62.8 2.6 1.5 0.06 5.4 189 61.1 3.7 2.3 0.06 6.0 534 62.2 3.0 1.8 0.06 5.6 82.3 534 629 62.0 3.2 1.8 0.06 5.7 – Pisolite (Channel Iron) Ore(h) O/P 500 58.0 4.6 1.8 0.05 10.3 53 56.3 5.2 2.5 0.04 11.2 553 57.8 4.7 1.8 0.05 10.4 81.3 553 632 57.7 4.8 1.9 0.05 10.3 Total (Australia) 1,545 61.0 3.5 1.8 0.09 6.9 839 61.1 3.8 2.1 0.10 6.0 2,384 61.1 3.6 1.9 0.10 6.5 2,384 2,686 61.0 3.7 1.9 0.09 6.6 Iron Ore Company of Canada (Canada)(i)(j) O/P 173 65.0 3.2 – – – 111 65.0 3.2 – – – 284 65.0 3.2 – – – 58.7 284 299 65.0 3.2 – – – Total Iron Ore 1,717 61.4 3.5 1.6 0.08 6.2 950 61.6 3.8 1.9 0.09 5.3 2,667 61.5 3.6 1.7 0.09 5.8 2,667 2,985 61.4 3.7 1.7 0.1 5.9 (a) Type of mine: O/P = open pit/surface, U/G = underground. (b) Reserves of iron ore are shown as recoverable Reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown. (c) Australian iron ore Reserve tonnes are reported on a dry weight basis. Australian iron ore Reserve valuations are based on specific product pricing determined from a base 62% Fines CFR consensus price of US c 97.87 /dmtu. This price is sourced from the average of forecasts from nine brokers/banks (BoAML, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan, Macquarie, Morgan Stanley and UBS) and two analysts (CRU and Woodmac). (d) The updated assessment of Reserves reflects measures Rio Tinto has put in place following the events in the Juukan Gorge on 24 May 2020. These measures are intended to protect a number of sites, and to mitigate impacts to sites where there are existing heritage approvals authorising mining impacts, or a decision has been made not to seek regulatory approval to conduct mining activities, given the heritage considerations identified by Traditional Owners. As a result, in 2021, Rio Tinto has removed 46 Mt from Reserves, primarily from Gudai- Darri. Rio Tinto’s approach to cultural heritage management generally will continue to evolve in response to changes in agreements with Traditional Owners, further engagement with Traditional Owners and changing heritage legislation. Any material changes to Reserves resulting from further refinement of Rio Tinto’s approach will be disclosed at the appropriate time. (e) Reserves of Brockman Ore decreased following mining depletions and updated pit designs. (f) Joint venture discussions with China Baowu Group covering the Western Range Project (Brockman Ore) are continuing. (g) Reserves of Marra Mamba Ore decreased following mining depletion, updated geological models and pit designs. (h) Reserves of Pisolite Ore decreased following mining depletion and an updated geological model. (i) Reserves at Iron Ore Company of Canada are reported as marketable product (57% pellets and 43% concentrate for sale) at a natural moisture content of 2%. The marketable product is derived from mined material comprising 409 million dry tonnes at 38.6% iron, 36.6% silica, 0.18% alumina, 0.023% phosphorus (Proven) and 263 million dry tonnes at 37.9% iron, 36.8% silica, 0.22% alumina, 0.024% phosphorus (Probable) using process recovery factors derived from current IOC concentrating and pellet operations. (j) Iron Ore Company of Canada Reserve valuations are based on product pricing of US c 133.25 /dmtu for 65% Fe Concentrate for Sinter (CFS), US c 187.27 /dmtu for 65% Fe blast furnace (BF) grade pellet and US c 203.27 /dmtu for 67.5% Fe direct reduced (DR) pellets, all CFR China. The 65% Fe fines consensus price used for IOC concentrate fines is sourced from an average of forecasts from Citigroup, Credit Suisse banks and Woodmac. The BF pellet premium is sourced from an average of forecasts from Woodmac, CRU and JP Morgan. This is added to the 65% Fe fines consensus. The DR pellet premium consensus comes from an average of forecasts from Woodmac and CRU. This is added to the 65% Fe fines consensus. Mineral Reserves continued Canada USA SM2 Dam IOC Ren&eacute;-Levasseur Island QUEBEC NEWFOUNDLAND AND LABRADOR Sept-&icirc;les Labrador City Legend Power Station Port Mine Town Powerline Railway Road 100 km500 70&ordm;W 68&ordm;W 66&ordm;W 64&ordm;W 51 &ordm;N 52 &ordm;N 53 &ordm;N 66&ordm;W 64&ordm;W68&ordm;W70&ordm;W 51 &ordm;N 52 &ordm;N 53 &ordm;N Iron Ore Company of Canada operations – Canada Annual Report on Form 20-F 2021 | riotinto.com356

Type of mine(a) Proven mineral reserves as at 31 December 2021 Probable mineral reserves as at 31 December 2021 Total mineral reserves as at 31 December 2021 Rio Tinto Interest Rio Tinto share Marketable product Total mineral reserves as at 31 December 2020 Tonnage Grade Tonnage Grade Tonnage Grade Iron Ore(b) Mt % Fe % SiO2 % Al2O3 % P % LOI Mt % Fe % SiO2 % Al2O3 % P % LOI Mt % Fe % SiO2 % Al2O3 % P % LOI % Mt Mt % Fe % SiO2 % Al2O3 % P % LOI Australia(c)(d) – Brockman Ore(e)(f) O/P 699 62.3 3.2 1.9 0.13 5.2 597 61.6 3.8 2.0 0.12 5.5 1,296 62.0 3.5 1.9 0.13 5.3 96.4 1,296 1,424 62.0 3.5 1.9 0.13 5.3 – Marra Mamba Ore(g) O/P 346 62.8 2.6 1.5 0.06 5.4 189 61.1 3.7 2.3 0.06 6.0 534 62.2 3.0 1.8 0.06 5.6 82.3 534 629 62.0 3.2 1.8 0.06 5.7 – Pisolite (Channel Iron) Ore(h) O/P 500 58.0 4.6 1.8 0.05 10.3 53 56.3 5.2 2.5 0.04 11.2 553 57.8 4.7 1.8 0.05 10.4 81.3 553 632 57.7 4.8 1.9 0.05 10.3 Total (Australia) 1,545 61.0 3.5 1.8 0.09 6.9 839 61.1 3.8 2.1 0.10 6.0 2,384 61.1 3.6 1.9 0.10 6.5 2,384 2,686 61.0 3.7 1.9 0.09 6.6 Iron Ore Company of Canada (Canada)(i)(j) O/P 173 65.0 3.2 – – – 111 65.0 3.2 – – – 284 65.0 3.2 – – – 58.7 284 299 65.0 3.2 – – – Total Iron Ore 1,717 61.4 3.5 1.6 0.08 6.2 950 61.6 3.8 1.9 0.09 5.3 2,667 61.5 3.6 1.7 0.09 5.8 2,667 2,985 61.4 3.7 1.7 0.1 5.9 Parker Point & EII Cape Lambert Marandoo Gudai-Darri Yandicoogina Hope Downs 1 Hope Downs 4 West Angelas Mount Tom Price Western Turner Syncline Mesa J Mesa A Silvergrass Brockman 2 Nammuldi Brockman 4 Paraburdoo ChannarEastern Range Yurralyi Maya Port Hedland Karratha Dampier Roebourne Wickham Pannawonica Tom Price Paraburdoo Town Onslow Newman Nullagine Marble Bar Legend Power Station Port Mine Town Powerline (132-220kV) Railway Road 60 km 116&ordm;E 117&ordm;E 118&ordm;E 119&ordm;E 120&ordm;E 21 &ordm;S 22 &ordm;S 23 &ordm;S 21 &ordm;S 22 &ordm;S 23 &ordm;S 116&ordm;E 117&ordm;E 118&ordm;E 119&ordm;E 120&ordm;E Iron Ore operations – Australia 357Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Type of mine(a) Proven mineral reserves as at 31 December 2021 Probable mineral reserves as at 31 December 2021 Total mineral reserves as at 31 December 2021 Average mill recovery % Rio Tinto Interest Rio Tinto share Recoverable Metal Total mineral reserves as at 31 December 2020 Tonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Copper(b) Mt % Cu g/t Au g/t Ag % Mo Mt % Cu g/t Au g/t Ag % Mo Mt % Cu g/t Au g/t Ag % Mo Cu Au Ag Mo % Mt Cu Moz Au Moz Ag Mt Mo Mt % Cu g/t Au g/t Ag % Mo Bingham Canyon (US)(c)(d) O/P 341 0.44 0.17 2.06 0.034 199 0.44 0.19 2.50 0.019 541 0.44 0.17 2.22 0.029 89 69 74 57 100 2.117 2.095 28.525 0.089 552 0.44 0.16 2.11 0.031 Oyu Tolgoi (Mongolia)(c) – Hugo Dummett North(e) U/G – – – – – 138 1.55 0.30 3.19 – 138 1.55 0.30 3.19 – 92 79 81 – 33.5 1.971 1.060 11.411 – 137 1.51 0.29 3.12 – – Hugo Dummett North Extension U/G – – – – – 12 1.55 0.54 3.68 – 12 1.55 0.54 3.68 – 92 81 83 – 29.4 0.166 0.162 1.134 – 11 1.56 0.54 3.69 – – Oyut open pit O/P 88 0.52 0.37 1.30 – 151 0.40 0.24 1.13 – 238 0.44 0.29 1.19 – 78 66 53 – 33.5 0.815 1.462 4.816 – 241 0.45 0.31 1.21 – – Oyut stockpiles S/P – – – – – 17 0.31 0.13 0.96 – 17 0.31 0.13 0.96 – 70 53 51 – 33.5 0.038 0.039 0.273 – 19 0.32 0.13 0.93 – Total (Mongolia) 88 0.52 0.37 1.30 – 317 0.93 0.27 2.11 – 405 0.84 0.29 1.93 – 2.990 2.722 17.634 – 408 0.83 0.30 1.91 – Total Copper 429 0.46 0.21 1.90 0.027 516 0.74 0.24 2.26 0.007 946 0.61 0.22 2.10 0.017 5.107 4.817 46.159 0.089 960 0.61 0.22 2.03 0.018 (a) Type of mine: O/P = open pit/surface, U/G = underground, S/P = stockpile. (b) Copper Reserves are reported as dry mill feed tonnes. (c) Bingham Canyon and Oyu Tolgoi Reserve valuations are based on commodity prices of US c 328.50 /lb for copper, US$ 1,441.39 /oz for gold, US$ 19.30 /oz for silver and US$ 9.29/lb for Molybdenum. These prices are sourced from the average of forecasts from ten brokers/banks (Barclays, BoAML, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan, Macquarie, Morgan Stanley and UBS) and two analysts (CRU and Woodmac). (d) Bingham Canyon Reserve molybdenum grades interpolated from exploration drilling assays have been factored based on a long reconciliation history to blast hole and mill samples. (e) The Hugo Dummett North underground mine is currently under construction. Mineral Reserves continued Annual Report on Form 20-F 2021 | riotinto.com358

Type of mine(a) Proven mineral reserves as at 31 December 2021 Probable mineral reserves as at 31 December 2021 Total mineral reserves as at 31 December 2021 Average mill recovery % Rio Tinto Interest Rio Tinto share Recoverable Metal Total mineral reserves as at 31 December 2020 Tonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Copper(b) Mt % Cu g/t Au g/t Ag % Mo Mt % Cu g/t Au g/t Ag % Mo Mt % Cu g/t Au g/t Ag % Mo Cu Au Ag Mo % Mt Cu Moz Au Moz Ag Mt Mo Mt % Cu g/t Au g/t Ag % Mo Bingham Canyon (US)(c)(d) O/P 341 0.44 0.17 2.06 0.034 199 0.44 0.19 2.50 0.019 541 0.44 0.17 2.22 0.029 89 69 74 57 100 2.117 2.095 28.525 0.089 552 0.44 0.16 2.11 0.031 Oyu Tolgoi (Mongolia)(c) – Hugo Dummett North(e) U/G – – – – – 138 1.55 0.30 3.19 – 138 1.55 0.30 3.19 – 92 79 81 – 33.5 1.971 1.060 11.411 – 137 1.51 0.29 3.12 – – Hugo Dummett North Extension U/G – – – – – 12 1.55 0.54 3.68 – 12 1.55 0.54 3.68 – 92 81 83 – 29.4 0.166 0.162 1.134 – 11 1.56 0.54 3.69 – – Oyut open pit O/P 88 0.52 0.37 1.30 – 151 0.40 0.24 1.13 – 238 0.44 0.29 1.19 – 78 66 53 – 33.5 0.815 1.462 4.816 – 241 0.45 0.31 1.21 – – Oyut stockpiles S/P – – – – – 17 0.31 0.13 0.96 – 17 0.31 0.13 0.96 – 70 53 51 – 33.5 0.038 0.039 0.273 – 19 0.32 0.13 0.93 – Total (Mongolia) 88 0.52 0.37 1.30 – 317 0.93 0.27 2.11 – 405 0.84 0.29 1.93 – 2.990 2.722 17.634 – 408 0.83 0.30 1.91 – Total Copper 429 0.46 0.21 1.90 0.027 516 0.74 0.24 2.26 0.007 946 0.61 0.22 2.10 0.017 5.107 4.817 46.159 0.089 960 0.61 0.22 2.03 0.018 359Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

China Mongolia Vuyan Baotou Bayan Ovoo Khanbogd Sainshand Oyu Tolgoi TavantolgoiDalanzadgad MONGOLIA CHINA Legend Border Port Mine Town Railway Road 200 km1000 105 &ordm;E 110&ordm;E 42 &ordm;N 45 &ordm;N 105&ordm;E 110&ordm;E 42 &ordm;N 45 &ordm;N Oyu Tolgoi operations – Mongolia Nullagine Marble Bar Pardoo Station Eighty Mile Beach Caravan Park Sandre Port Hedland Winu Legend Project Town Other Locations of Interest Railway Road 50 km0 118&ordm;E 119&ordm;E 120&ordm;E 121&ordm;E 122&ordm;E 20 &ordm;S 21 &ordm;S 22 &ordm;S 118&ordm;E 119&ordm;E 120&ordm;E 121&ordm;E 122&ordm;E 20 &ordm;S 21 &ordm;S 22 &ordm;S Winu project – Australia Mineral Reserves continued Annual Report on Form 20-F 2021 | riotinto.com360

CHICLAYO PROVINCE Morrope Lambayeque Chiclayo San Miguel Province LAMBAYEQUE PROVINCE Chongoyape Los Pircos Llama Incahuasi CURERVO PROVINCE La Granja Project Canariaco Cerro Cushuro La Zanja El Rosal SANTA CRUZ PROVINCE FERRENAFE PROVINCVE CHOTA PROVINCE Legend Mine Project Town Road 10 km0 79°W79°10'W79°20'W79°30'W79°40'W79°50'W80'W80°10'W 60 °2 0' S 60 °3 0' S 60 °4 0' S 60 °5 0' S 80°10'W 80'W 79°50'W 79°40'W 79°30'W 79°20'W 79°10'W 79°W 60 °4 0' S 60 °3 0' S 60 °2 0' S 60 °5 0' S La Granja project – Peru Canada USA Apache Junction Superior Mesa Glensdale Scottsdale Tempe Chandler Phoenix Gilbert Winkelman Resolution Copper Mine Marana Casa Grande Eloy Legend Project Town Railway Road 40 km200 112&ordm;W 111&ordm;30'W 111&ordm;W 110&ordm;30'W 110&ordm;W 33 &ordm;1 5' N 33 &ordm;N 32 &ordm;4 5' N 32 &ordm;3 0' N 112&ordm;W 111&ordm;30'W 111&ordm;W 110&ordm;30'W 110&ordm;W 33 &ordm;1 5' N 33 &ordm;N 32 &ordm;4 5' N 32 &ordm;3 0' N Resolution project – United States of America 361Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Type of mine(a) Proven mineral reserves as at 31 December 2021 Probable mineral reserves as at 31 December 2021 Total mineral reserves as at 31 December 2021 Rio Tinto Interest Rio Tinto share Marketable product Total mineral reserves as at 31 December 2020 Tonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Titanium Dioxide Feedstock(b) Mt % Ti Minerals % Zircon Mt % Ti Minerals % Zircon Mt % Ti Minerals % Zircon % Mt Titanium Dioxide Feedstock Mt Zircon Mt % Ti Minerals % Zircon QMM (Madagascar)(c) O/P 196 3.7 0.2 51 3.4 0.2 247 3.7 0.2 80.0 4.4 0.3 287 3.5 0.2 RBM (South Africa) O/P 682 2.2 0.3 349 2.5 0.3 1,031 2.3 0.3 74.0 10.8 2.6 1,055 2.4 0.3 RTFT (Canada) O/P - - - 153 80.0 - 153 80.0 - 100.0 48.5 - 152 80.1 - Total Titanium Dioxide Feedstock 878 2.6 0.3 553 24.1 0.2 1,431 10.9 0.3 63.7 2.9 1,493 10.5 0.3 (a) Type of mine: O/P = open pit/surface, U/G = underground. (b) The marketable product (zircon at RBM and zirsil at QMM) is shown after all mining and processing losses. Titanium Dioxide Feedstock Reserves are expressed as dry in situ tonnes. (c) QMM and RBM Reserve valuations are based on commodity prices of US$ 202.72 /t for 53% TiO2 product and US$ 1,302.00 /t for 65.5% Zircon oxide adjusted for specific products produced. RTFT Reserve valuations are based a commodity price of US$ 202.72 /t for 53% TiO2 product adjusted for specific products produced. These prices are sourced from TZMI. (d) QMM Reserve tonnes decreased as a result of an updated geological model and mining depletion. Petriky Ehoala Fort Dauphin QMM Station Ste Luce Mandena Legend Power Station Port Mine Project Town Road 50 km250 46&ordm;50'E 47&ordm;E 47&ordm;10'E 47&ordm;20'E 24 &ordm;5 0' S 24 &ordm;5 5' S 25 &ordm;S 46&ordm;50'E 47&ordm;E 47&ordm;10'E 47&ordm;20'E 24 &ordm;5 0' S 24 &ordm;5 5' S 25 &ordm;S QIT Madagascar Minerals operations – Madagascar Mineral Reserves continued Annual Report on Form 20-F 2021 | riotinto.com362

Type of mine(a) Proven mineral reserves as at 31 December 2021 Probable mineral reserves as at 31 December 2021 Total mineral reserves as at 31 December 2021 Rio Tinto Interest Rio Tinto share Marketable product Total mineral reserves as at 31 December 2020 Tonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Titanium Dioxide Feedstock(b) Mt % Ti Minerals % Zircon Mt % Ti Minerals % Zircon Mt % Ti Minerals % Zircon % Mt Titanium Dioxide Feedstock Mt Zircon Mt % Ti Minerals % Zircon QMM (Madagascar)(c) O/P 196 3.7 0.2 51 3.4 0.2 247 3.7 0.2 80.0 4.4 0.3 287 3.5 0.2 RBM (South Africa) O/P 682 2.2 0.3 349 2.5 0.3 1,031 2.3 0.3 74.0 10.8 2.6 1,055 2.4 0.3 RTFT (Canada) O/P - - - 153 80.0 - 153 80.0 - 100.0 48.5 - 152 80.1 - Total Titanium Dioxide Feedstock 878 2.6 0.3 553 24.1 0.2 1,431 10.9 0.3 63.7 2.9 1,493 10.5 0.3 South Africa Zulti South Richards Bay Zulti North RBM Smelter Legend Port Plant Mine Project Town Railway Road 10 km 32&ordm;30'E32&ordm;10'E 32&ordm;20'E32&ordm;E31&ordm;50'E 28 &ordm;4 0' S 28 &ordm;5 0' S 32&ordm;E31&ordm;50'E 32&ordm;20'E32&ordm;10'E 32&ordm;30'E 28 &ordm;5 0' S 28 &ordm;4 0' S Richards Bay Minerals operations – South Africa 363Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Type of mine(a) Proven mineral reserves as at 31 December 2021 Probable mineral reserves as at 31 December 2021 Total mineral reserves as at 31 December 2021 Rio Tinto Interest Rio Tinto share Marketable product Total mineral reserves as at 31 December 2020 Tonnage Tonnage Tonnage Tonnage Borates(b) Mt Mt Mt % Mt Mt Boron (US) O/P 9 5 14 100.0 14 15 Total Borates 9 5 14 14 15 Type of mine(a) Proven mineral reserves as at 31 December 2021 Probable mineral reserves as at 31 December 2021 Total mineral reserves as at 31 December 2021 Rio Tinto Interest Rio Tinto share Recoverable diamonds Total mineral reserves as at 31 December 2020 Tonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Diamonds(d) Mt Carats per tonne Mt Carats per tonne Mt Carats per tonne % M carats Mt Carats per tonne Diavik (Canada)(e)(f) U/G 3.8 2.1 1.6 2.2 5.4 2.2 100.0 11.7 5.4 2.1 (a) Type of mine: O/P = open pit/surface, U/G = underground. (b) Reserves of borates are expressed in terms of marketable product (B2O3) tonnes after all mining and processing losses. (c) Boron Reserve valuations are based on a three-year trailing weighted average prices of US$ 1,020 /t for Sodium Borates Products and US$ 1,499 /t for Boric Acid Products. (d) Reserves of diamonds are shown as recoverable Reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown. (e) Diavik Reserves valuations are based on a three-year trailing average price of US$ 103.10 /ct. (f) Diavik Reserves are based on a nominal 1 millimetre lower cut-off size and a final re-crushing size of 6 millimetres. Diavik Reserve tonnes decreased following mining depletion. Reported to the market on 18 November 2021, Rio Tinto has obtained a 100% interest in Diavik. The 2020 Reserve figure is reported based on the previous 60% ownership. Mineral Reserves continued Canada USA Yellowknife Wekwe&egrave;t&igrave; Behchok&ograve; What&igrave; Gam&egrave;t&igrave; Diavik Legend Power Station Mine Town Road 200 km1000 116&ordm;W 114&ordm;W 112&ordm;W 110&ordm;W 108&ordm;W 64 &ordm;N 63 &ordm;N 62 &ordm;N 62 &ordm;N 64 &ordm;N 63 &ordm;N 116&ordm;W 114&ordm;W 112&ordm;W 110&ordm;W 108&ordm;W Diavik operations – Canada Annual Report on Form 20-F 2021 | riotinto.com364

Type of mine(a) Proven mineral reserves as at 31 December 2021 Probable mineral reserves as at 31 December 2021 Total mineral reserves as at 31 December 2021 Rio Tinto Interest Rio Tinto share Marketable product Total mineral reserves as at 31 December 2020 Tonnage Tonnage Tonnage Tonnage Borates(b) Mt Mt Mt % Mt Mt Boron (US) O/P 9 5 14 100.0 14 15 Total Borates 9 5 14 14 15 Type of mine(a) Proven mineral reserves as at 31 December 2021 Probable mineral reserves as at 31 December 2021 Total mineral reserves as at 31 December 2021 Rio Tinto Interest Rio Tinto share Recoverable diamonds Total mineral reserves as at 31 December 2020 Tonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Diamonds(d) Mt Carats per tonne Mt Carats per tonne Mt Carats per tonne % M carats Mt Carats per tonne Diavik (Canada)(e)(f) U/G 3.8 2.1 1.6 2.2 5.4 2.2 100.0 11.7 5.4 2.1 Canada USA Victorville Palmdale Boron Barstow Los Angeles RTB Wilmington Terminal Legend Port Mine Town Road Railway 50 km250 119&ordm;W 118&ordm;30'W 118&ordm;W 117&ordm;30'W 117&ordm;W 35 &ordm;N 34 &ordm;N 35 &ordm;3 0' N 119&ordm;W 118&ordm;30'W 117&ordm;30'W118&ordm;W 117&ordm;W 34 &ordm;N 35 &ordm;N 35 &ordm;3 0' N Boron operations – United States of America 365Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Likely mining method(a) Measured resources as at 31 December 2021 Indicated resources as at 31 December 2021 Total Measured and Indicated resources as at 31 December 2021 Inferred resources as at 31 December 2021 Total mineral resources as at 31 December 2021 Rio Tinto InterestTonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Bauxite Mt % Al2O3 % SiO2 Mt % Al2O3 % SiO2 Mt % Al2O3 % SiO2 Mt % Al2O3 % SiO2 Mt % Al2O3 % SiO2 % Rio Tinto Aluminium (Australia)(b)(c) – Amrun O/P 100 49.5 11.6 488 50.2 11.8 589 50.1 11.7 262 51.7 12.1 850 50.6 11.8 100.0 – East Weipa and Andoom O/P 63 49.5 8.4 - - - 63 49.5 8.4 - - - 63 49.5 8.4 100.0 – Gove O/P 28 49.0 6.8 5 49.0 6.6 33 49.0 6.8 0.6 49.1 6.8 34 49.0 6.8 100.0 – North of Weipa O/P - - - - - - - - - 1,330 52.0 11.6 1,330 52.0 11.6 100.0 Total (Australia) 191 49.4 9.9 494 50.2 11.7 684 50.0 11.2 1,592 51.9 11.6 2,276 51.3 11.5 Porto Trombetas (MRN) (Brazil)(d)(e) O/P 30 49.6 4.4 4.0 48.5 5.2 34 49.5 4.5 16.0 49.9 3.7 50 49.6 4.2 12.0 Sangaredi (Guinea)(f)(g) O/P - - - 1,351 46.6 2.3 1,351 46.6 2.3 168 45.8 2.4 1,519 46.5 2.3 23.0 Total Bauxite 221 49.5 9.1 1,848 47.6 4.8 2,069 47.8 5.3 1,776 51.3 10.7 3,845 49.4 7.8 (a) Likely mining method: O/P = open pit/surface; U/G = underground. (b) Rio Tinto Aluminium bauxite Resources are stated as dry product tonnes and total alumina and silica grades. (c) Valuations of the Rio Tinto Aluminium bauxite Resources are based on specific product pricing based on a long term price of US $ 44.30 /t CFR China. This price is sourced from leading industry analyst CRU. (d) Porto Trombetas (MRN) Resources are stated as dry in situ tonnes, available alumina grade and total silica grade. (e) Porto Trombetas (MRN) Resource valuations are based on a three-year trailing average price of US $ 29.74 /t FOB as supplied by the JV partner. (f) Sangaredi Resource tonnes are reported on a 3% moisture basis and total alumina and silica grades. (g) Sangaredi Resource evaluations are based on specific product pricing based on a long term price of US $ 34.00 /t FOB as supplied by the JV partner. Mineral Resources Teresina Sao Luis Parnaiba Macapa Porto Trombetas Amazon River Manaus Lethem Boa Vista Cayenne Paramaribo Belem Santaren Itaituba Maraba Georgetown TRINIDAD AND TOBAGO GUYANA SURINAME FRENCH GUIANA (FR.) Legend Mine Town Road 100 km500 52&ordm;W60&ordm;W 44&ordm;W 36&ordm;W 3&ordm; S 3&ordm; N 9&ordm; N 60&ordm;W 52&ordm;W 44&ordm;W 36&ordm;W 3&ordm; N 3&ordm; S 9&ordm; N Porto Trombetas operations – Brazil Annual Report on Form 20-F 2021 | riotinto.com366

Likely mining method(a) Measured resources as at 31 December 2021 Indicated resources as at 31 December 2021 Total Measured and Indicated resources as at 31 December 2021 Inferred resources as at 31 December 2021 Total mineral resources as at 31 December 2021 Rio Tinto InterestTonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Bauxite Mt % Al2O3 % SiO2 Mt % Al2O3 % SiO2 Mt % Al2O3 % SiO2 Mt % Al2O3 % SiO2 Mt % Al2O3 % SiO2 % Rio Tinto Aluminium (Australia)(b)(c) – Amrun O/P 100 49.5 11.6 488 50.2 11.8 589 50.1 11.7 262 51.7 12.1 850 50.6 11.8 100.0 – East Weipa and Andoom O/P 63 49.5 8.4 - - - 63 49.5 8.4 - - - 63 49.5 8.4 100.0 – Gove O/P 28 49.0 6.8 5 49.0 6.6 33 49.0 6.8 0.6 49.1 6.8 34 49.0 6.8 100.0 – North of Weipa O/P - - - - - - - - - 1,330 52.0 11.6 1,330 52.0 11.6 100.0 Total (Australia) 191 49.4 9.9 494 50.2 11.7 684 50.0 11.2 1,592 51.9 11.6 2,276 51.3 11.5 Porto Trombetas (MRN) (Brazil)(d)(e) O/P 30 49.6 4.4 4.0 48.5 5.2 34 49.5 4.5 16.0 49.9 3.7 50 49.6 4.2 12.0 Sangaredi (Guinea)(f)(g) O/P - - - 1,351 46.6 2.3 1,351 46.6 2.3 168 45.8 2.4 1,519 46.5 2.3 23.0 Total Bauxite 221 49.5 9.1 1,848 47.6 4.8 2,069 47.8 5.3 1,776 51.3 10.7 3,845 49.4 7.8 Kankan Lab&eacute; Pita Kissidougou K&eacute;ounae Gu&eacute;ck&eacute;dou Macenta Mandiana Faranah Kouroussa Dabola Dinguiraye Tougue Boffa Coyah For&eacute;cariah Mamou Dalaba T&eacute;lim&eacute;l&eacute; Gaoual Koundara Niagassola Bok&eacute; Koumba R. Tinkisso R. Konkour&eacute; R. Kogon R. Niger R. Siguiri Kamsar Beyla Lola Nzerekore Dubreka Fria Kindia Conakry Sangaredi GUINEA SIERRA LEONE LIBERIA SENEGAL GUINEA-BISSAU MALI C&Ocirc;TE D’IVOIRE Simandou Legend Port Airport Mine Project Town Railway Road 100 km500 14°W 12°W 10°W 8°W 6°W 10 °N 12 °N 8° N 14°W 12°W 10°W 8°W 6°W 12 °N 10 °N 8° N Simandou project and Sangaredi operations – Guinea 367Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

(a) Likely mining method: O/P = open pit/surface; U/G = underground. (b) Iron ore Resources are stated on a dry in situ weight basis. (c) Australian iron ore Resource valuations are based on specific product pricing determined from a base 62% Fines CFR consensus price of US c 97.87 /dmtu. This price is sourced from the average of forecasts from nine brokers/banks (BoAML, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan, Macquarie, Morgan Stanley and UBS) and two analysts (CRU and Woodmac). (d) Iron Ore Company of Canada Resources are stated as in situ material on a dry basis. This in situ material has the potential to produce marketable product (57% pellets and 43% concentrate for sale at a natural moisture content of 2%) comprising 39 million tonnes at 65% iron 3.2% silica (Measured), 155 million tonnes at 65% iron 3.2% silica (Indicated) and 217 million tonnes at 65% iron 3.2% silica (Inferred) using process recovery factors derived from current IOC concentrating and pellet operations. (e) Iron Ore Company of Canada Resource valuations are based on product pricing of US c 133.25 /dmtu for 65% Fe Concentrate for Sinter (CFS), US c 187.27 /dmtu for 65% Fe blast furnace (BF) grade pellet and US c 203.27 /dmtu for 67.5% Fe direct reduced (DR) pellets, all CFR China. The 65% Fe fines consensus price is used for IOC concentrate fines and is sourced from an average of forecasts from Citigroup, Credit Suisse banks and Woodmac. The BF pellet premium is sourced from an average of forecasts from Woodmac, CRU and JP Morgan. This is added to the 65% Fe fines consensus. The DR pellet premium consensus comes from an average of forecasts from Woodmac and CRU. This is added to the 65% Fe fines consensus. (f) Rio Tinto and Chinalco, who respectively own 45.05% and 39.95% of Simandou Blocks 3 and 4, are working with the government of Guinea to realise value from the world-class iron ore deposit. The government of Guinea owns a 15% stake in the project. (g) Simandou Resource valuations are based on specific product pricing determined from a 65% Fe Fines price of US c 133.25 / dmtu CFR China. This price is sourced from an average of forecasts from Citigroup, Credit Suisse banks and Woodmac. Mineral Resources continued Likely mining method(a) Measured resources as at 31 December 2021 Indicated resources as at 31 December 2021 Total Measured and Indicated resources as at 31 December 2021 Inferred resources as at 31 December 2021 Total mineral resources as at 31 December 2021 Rio Tinto InterestTonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Grade Tonnage Iron Ore(b) Mt % Fe % SiO2 % Al2O3 % P % LOI Mt % Fe % SiO2 % Al2O3 % P % LOI Mt % Fe % SiO2 % Al2O3 % P % LOI Mt % Fe % SiO2 % Al2O3 % P % LOI Mt % Fe % SiO2 % Al2O3 % P % LOI % Australia(c) – Boolgeeda O/P – – – – – – – – – – – – – – – – – – 532 57.9 4.8 3.9 0.17 7.6 532 57.9 4.8 3.9 0.17 7.6 100.0 – Brockman O/P 476 62.4 3.3 1.9 0.13 5.1 1,047 62.8 3.2 1.8 0.12 4.5 1,522 62.7 3.2 1.8 0.13 4.6 3,915 62.2 3.3 1.9 0.14 5.4 5,437 62.3 3.3 1.9 0.13 5.2 74.3 – Brockman Process Ore O/P 261 57.2 6.4 4.0 0.16 6.9 438 57.0 6.2 4.1 0.15 7.2 700 57.0 6.2 4.1 0.15 7.1 1,444 57.0 5.9 4.1 0.17 7.6 2,143 57.0 6.0 4.1 0.16 7.5 70.5 – Channel Iron Deposit O/P 637 56.7 5.7 2.4 0.06 10.2 1,069 58.2 4.7 2.5 0.07 9.0 1,706 57.6 5.1 2.5 0.07 9.4 3,330 56.3 6.0 3.0 0.08 9.8 5,036 56.8 5.7 2.8 0.08 9.6 70.1 – Detrital O/P 0.5 61.2 4.5 2.8 0.06 4.5 73 60.9 4.9 3.7 0.06 3.5 73 60.9 4.9 3.7 0.06 3.5 1,042 61.0 4.0 3.5 0.07 4.2 1,116 61.0 4.0 3.6 0.06 4.2 74.2 – Marra Mamba O/P 272 62.3 2.8 1.6 0.06 6.0 449 61.8 3.3 1.8 0.06 5.9 721 62.0 3.1 1.7 0.06 5.9 2,688 61.7 3.1 1.7 0.07 6.4 3,410 61.7 3.1 1.7 0.06 6.3 64.5 Total (Australia) 1,647 59.3 4.6 2.3 0.10 7.5 3,076 60.2 4.2 2.4 0.10 6.6 4,723 59.9 4.4 2.4 0.10 6.9 12,951 59.7 4.3 2.6 0.11 7.0 17,674 59.8 4.4 2.5 0.10 7.0 Iron Ore Company of Canada (Canada)(d)(e) O/P 93 40.8 36.3 0.2 0.02 – 369 38.6 37.2 0.2 0.03 – 462 39.0 37.1 0.2 0.03 – 525 38.3 37.8 0.2 0.03 – 987 38.6 37.5 0.2 0.03 – 58.7 Simandou (Guinea)(f)(g) O/P 187 66.8 1.2 1.1 0.06 1.9 741 65.2 2.2 1.3 0.08 2.9 928 65.5 2.0 1.3 0.07 2.7 365 65.3 2.8 1.1 0.06 2.5 1,294 65.5 2.3 1.2 0.07 2.6 45.1 Total Iron Ore 1,927 59.2 5.8 2.1 0.09 6.6 4,186 59.2 6.8 2.0 0.09 5.4 6,113 59.2 6.5 2.1 0.09 5.8 13,842 59.1 5.6 2.5 0.10 6.6 19,955 59.1 5.9 2.3 0.10 6.3 Annual Report on Form 20-F 2021 | riotinto.com368

Likely mining method(a) Measured resources as at 31 December 2021 Indicated resources as at 31 December 2021 Total Measured and Indicated resources as at 31 December 2021 Inferred resources as at 31 December 2021 Total mineral resources as at 31 December 2021 Rio Tinto InterestTonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Grade Tonnage Iron Ore(b) Mt % Fe % SiO2 % Al2O3 % P % LOI Mt % Fe % SiO2 % Al2O3 % P % LOI Mt % Fe % SiO2 % Al2O3 % P % LOI Mt % Fe % SiO2 % Al2O3 % P % LOI Mt % Fe % SiO2 % Al2O3 % P % LOI % Australia(c) – Boolgeeda O/P – – – – – – – – – – – – – – – – – – 532 57.9 4.8 3.9 0.17 7.6 532 57.9 4.8 3.9 0.17 7.6 100.0 – Brockman O/P 476 62.4 3.3 1.9 0.13 5.1 1,047 62.8 3.2 1.8 0.12 4.5 1,522 62.7 3.2 1.8 0.13 4.6 3,915 62.2 3.3 1.9 0.14 5.4 5,437 62.3 3.3 1.9 0.13 5.2 74.3 – Brockman Process Ore O/P 261 57.2 6.4 4.0 0.16 6.9 438 57.0 6.2 4.1 0.15 7.2 700 57.0 6.2 4.1 0.15 7.1 1,444 57.0 5.9 4.1 0.17 7.6 2,143 57.0 6.0 4.1 0.16 7.5 70.5 – Channel Iron Deposit O/P 637 56.7 5.7 2.4 0.06 10.2 1,069 58.2 4.7 2.5 0.07 9.0 1,706 57.6 5.1 2.5 0.07 9.4 3,330 56.3 6.0 3.0 0.08 9.8 5,036 56.8 5.7 2.8 0.08 9.6 70.1 – Detrital O/P 0.5 61.2 4.5 2.8 0.06 4.5 73 60.9 4.9 3.7 0.06 3.5 73 60.9 4.9 3.7 0.06 3.5 1,042 61.0 4.0 3.5 0.07 4.2 1,116 61.0 4.0 3.6 0.06 4.2 74.2 – Marra Mamba O/P 272 62.3 2.8 1.6 0.06 6.0 449 61.8 3.3 1.8 0.06 5.9 721 62.0 3.1 1.7 0.06 5.9 2,688 61.7 3.1 1.7 0.07 6.4 3,410 61.7 3.1 1.7 0.06 6.3 64.5 Total (Australia) 1,647 59.3 4.6 2.3 0.10 7.5 3,076 60.2 4.2 2.4 0.10 6.6 4,723 59.9 4.4 2.4 0.10 6.9 12,951 59.7 4.3 2.6 0.11 7.0 17,674 59.8 4.4 2.5 0.10 7.0 Iron Ore Company of Canada (Canada)(d)(e) O/P 93 40.8 36.3 0.2 0.02 – 369 38.6 37.2 0.2 0.03 – 462 39.0 37.1 0.2 0.03 – 525 38.3 37.8 0.2 0.03 – 987 38.6 37.5 0.2 0.03 – 58.7 Simandou (Guinea)(f)(g) O/P 187 66.8 1.2 1.1 0.06 1.9 741 65.2 2.2 1.3 0.08 2.9 928 65.5 2.0 1.3 0.07 2.7 365 65.3 2.8 1.1 0.06 2.5 1,294 65.5 2.3 1.2 0.07 2.6 45.1 Total Iron Ore 1,927 59.2 5.8 2.1 0.09 6.6 4,186 59.2 6.8 2.0 0.09 5.4 6,113 59.2 6.5 2.1 0.09 5.8 13,842 59.1 5.6 2.5 0.10 6.6 19,955 59.1 5.9 2.3 0.10 6.3 369Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Likely mining method(a) Measured resources as at 31 December 2021 Indicated resources as at 31 December 2021 Total Measured and Indicated resources as at 31 December 2021 Inferred resources as at 31 December 2021 Total mineral resources as at 31 December 2021 Rio Tinto InterestTonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Copper(b)(c) Mt % Cu g/t Au g/t Ag % Mo Mt % Cu g/t Au g/t Ag % Mo Mt % Cu g/t Au g/t Ag % Mo Mt % Cu g/t Au g/t Ag % Mo Mt % Cu g/t Au g/t Ag % Mo % Winu (Australia) O/P – – – – – 249 0.45 0.33 2.72 – 249 0.45 0.33 2.72 – 358 0.37 0.28 1.95 – 608 0.40 0.30 2.26 – 100.0 Bingham Canyon (US) – Bingham Open Pit(d) O/P 121 0.46 0.24 2.14 0.019 129 0.32 0.16 1.40 0.016 250 0.39 0.20 1.76 0.017 6 0.29 0.14 1.19 0.003 256 0.39 0.20 1.75 0.017 100.0 – North Rim Skarn U/G 1 3.50 2.10 20.00 – 9 3.60 1.70 21.00 – 10 3.59 1.74 20.90 – 10 3.70 1.50 21.00 – 20 3.65 1.62 20.95 – 100.0 Resolution (US) U/G – – – – – 292 1.92 – – 0.039 292 1.92 – – 0.039 691 1.36 – – 0.035 983 1.53 – – 0.036 55.0 Total (US) 122 0.49 0.26 2.29 0.018 430 1.47 0.08 0.86 0.031 552 1.26 0.12 1.18 0.029 707 1.38 0.02 0.31 0.034 1,259 1.33 0.07 0.69 0.032 La Granja (Peru) O/P – – – – – 130 0.85 – – – 130 0.85 – – – 4,190 0.50 – – – 4,320 0.51 – – – 100.0 Oyu Tolgoi (Mongolia) – Heruga ETG U/G – – – – – – – – – – – – – – – 442 0.41 0.40 1.44 0.012 442 0.41 0.40 1.44 0.012 29.4 – Heruga OT U/G – – – – – – – – – – – – – – – 36 0.42 0.30 1.58 0.011 36 0.42 0.30 1.58 0.011 33.5 – Hugo Dummett North(e) U/G 19 1.89 0.49 4.24 – 128 1.37 0.35 3.20 – 147 1.44 0.37 3.34 – 241 0.83 0.29 2.47 – 388 1.06 0.32 2.80 – 33.5 – Hugo Dummett North Extension U/G – – – – – 25 1.62 0.55 4.20 – 25 1.62 0.55 4.20 – 47 1.05 0.37 2.85 – 72 1.24 0.43 3.31 – 29.4 – Hugo Dummett South U/G – – – – – – – – – – – – – – – 245 0.83 0.07 1.87 – 245 0.83 0.07 1.87 – 33.5 – Oyut Open Pit O/P 6 0.41 0.38 1.10 – 31 0.33 0.30 1.13 – 36 0.34 0.31 1.12 – 113 0.29 0.19 1.03 – 149 0.30 0.22 1.05 – 33.5 – Oyut Underground U/G 3 0.48 0.91 1.31 – 17 0.38 0.61 1.18 – 20 0.40 0.66 1.20 – 48 0.41 0.42 1.25 – 68 0.40 0.49 1.23 – 33.5 Total (Mongolia) 27 1.42 0.52 3.27 – 201 1.16 0.39 2.84 – 228 1.19 0.40 2.89 – 1,172 0.60 0.28 1.75 0.005 1,401 0.69 0.30 1.94 0.004 Total Copper 150 0.66 0.31 2.47 0.015 1,010 1.08 0.19 1.60 0.013 1,160 1.02 0.21 1.71 0.014 6,428 0.61 0.07 0.46 0.005 7,587 0.67 0.09 0.65 0.006 (a) Likely mining method: O/P = open pit/surface; U/G = underground. (b) Copper Resources are stated on an in situ dry weight basis. (c) Copper Resource valuations are based on commodity prices of US c 328.50 /lb for copper, US$ 1,441.39 /oz for gold, US$ 19.30 /oz for silver and US$ 9.29 /lb for molybdenum. These prices are sourced from the average of forecasts from ten brokers/banks (Barclays, BoAML, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan, Macquarie, Morgan Stanley and UBS) and two analysts (CRU and Woodmac). (d) Bingham Canyon Open Pit molybdenum grades interpolated from exploration drilling assays have been factored based on a long reconciliation history to blast hole and mill samples. (e) The Hugo Dummett North Resources include approximately 1.3 million tonnes of stockpiled material at a grade of 0.35% copper, 0.11 g/t gold and 0.85 g/t silver. The Hugo Dummett North underground mine is currently under construction. Mineral Resources continued Annual Report on Form 20-F 2021 | riotinto.com370

Likely mining method(a) Measured resources as at 31 December 2021 Indicated resources as at 31 December 2021 Total Measured and Indicated resources as at 31 December 2021 Inferred resources as at 31 December 2021 Total mineral resources as at 31 December 2021 Rio Tinto InterestTonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Copper(b)(c) Mt % Cu g/t Au g/t Ag % Mo Mt % Cu g/t Au g/t Ag % Mo Mt % Cu g/t Au g/t Ag % Mo Mt % Cu g/t Au g/t Ag % Mo Mt % Cu g/t Au g/t Ag % Mo % Winu (Australia) O/P – – – – – 249 0.45 0.33 2.72 – 249 0.45 0.33 2.72 – 358 0.37 0.28 1.95 – 608 0.40 0.30 2.26 – 100.0 Bingham Canyon (US) – Bingham Open Pit(d) O/P 121 0.46 0.24 2.14 0.019 129 0.32 0.16 1.40 0.016 250 0.39 0.20 1.76 0.017 6 0.29 0.14 1.19 0.003 256 0.39 0.20 1.75 0.017 100.0 – North Rim Skarn U/G 1 3.50 2.10 20.00 – 9 3.60 1.70 21.00 – 10 3.59 1.74 20.90 – 10 3.70 1.50 21.00 – 20 3.65 1.62 20.95 – 100.0 Resolution (US) U/G – – – – – 292 1.92 – – 0.039 292 1.92 – – 0.039 691 1.36 – – 0.035 983 1.53 – – 0.036 55.0 Total (US) 122 0.49 0.26 2.29 0.018 430 1.47 0.08 0.86 0.031 552 1.26 0.12 1.18 0.029 707 1.38 0.02 0.31 0.034 1,259 1.33 0.07 0.69 0.032 La Granja (Peru) O/P – – – – – 130 0.85 – – – 130 0.85 – – – 4,190 0.50 – – – 4,320 0.51 – – – 100.0 Oyu Tolgoi (Mongolia) – Heruga ETG U/G – – – – – – – – – – – – – – – 442 0.41 0.40 1.44 0.012 442 0.41 0.40 1.44 0.012 29.4 – Heruga OT U/G – – – – – – – – – – – – – – – 36 0.42 0.30 1.58 0.011 36 0.42 0.30 1.58 0.011 33.5 – Hugo Dummett North(e) U/G 19 1.89 0.49 4.24 – 128 1.37 0.35 3.20 – 147 1.44 0.37 3.34 – 241 0.83 0.29 2.47 – 388 1.06 0.32 2.80 – 33.5 – Hugo Dummett North Extension U/G – – – – – 25 1.62 0.55 4.20 – 25 1.62 0.55 4.20 – 47 1.05 0.37 2.85 – 72 1.24 0.43 3.31 – 29.4 – Hugo Dummett South U/G – – – – – – – – – – – – – – – 245 0.83 0.07 1.87 – 245 0.83 0.07 1.87 – 33.5 – Oyut Open Pit O/P 6 0.41 0.38 1.10 – 31 0.33 0.30 1.13 – 36 0.34 0.31 1.12 – 113 0.29 0.19 1.03 – 149 0.30 0.22 1.05 – 33.5 – Oyut Underground U/G 3 0.48 0.91 1.31 – 17 0.38 0.61 1.18 – 20 0.40 0.66 1.20 – 48 0.41 0.42 1.25 – 68 0.40 0.49 1.23 – 33.5 Total (Mongolia) 27 1.42 0.52 3.27 – 201 1.16 0.39 2.84 – 228 1.19 0.40 2.89 – 1,172 0.60 0.28 1.75 0.005 1,401 0.69 0.30 1.94 0.004 Total Copper 150 0.66 0.31 2.47 0.015 1,010 1.08 0.19 1.60 0.013 1,160 1.02 0.21 1.71 0.014 6,428 0.61 0.07 0.46 0.005 7,587 0.67 0.09 0.65 0.006 371Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

(a) Likely mining method: O/P = open pit/surface; U/G = underground. (b) Titanium dioxide feedstock Resources are stated as dry in situ tonnes. (c) QMM and RBM Resource valuations are based on commodity prices of US$ 202.72 /t for 53% TiO2 product and US$ 1,302.00 /t for 65.5% Zircon oxide adjusted for specific products produced. RTFT Resource valuations are based a commodity price of US$ 202.72 /t for 53% TiO2 product adjusted for specific products produced. These prices are sourced from TZMI. Likely mining method(a) Measured resources as at 31 December 2021 Indicated resources as at 31 December 2021 Total Measured and Indicated resources as at 31 December 2021 Inferred resources as at 31 December 2021 Total mineral resources as at 31 December 2021 Rio Tinto InterestTonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Titanium Dioxide Feedstock(b)(c) Mt % Ti Minerals % Zircon Mt % Ti Minerals % Zircon Mt % Ti Minerals % Zircon Mt % Ti Minerals % Zircon Mt % Ti Minerals % Zircon % QMM (Madagascar) O/P 365 4.2 0.2 688 4.3 0.2 1,053 4.3 0.2 123 3.1 0.2 1,176 4.1 0.2 80.0 RBM (South Africa) O/P – – – 7 9.5 7.8 7 9.5 7.8 – – – 7 9.5 7.8 74.0 RTFT (Canada) O/P – – – 11 84.9 – 11 84.9 – 16 79.2 – 27 81.6 100.0 Total Titanium Dioxide Feedstock 365 4.2 0.2 706 5.6 8.0 1,071 5.1 5.4 139 11.7 0.2 1,210 5.9 4.8 Canada Sorel Smelter RTFT Tio USA Beaver Grader Havre-Saint-Pierre Tio Legend Port Mine Project Town Railway Road 20 km100 64&ordm;W 63&ordm;40'W 63&ordm;20'W 63&ordm;W 50 &ordm;2 0' N 50 &ordm;3 0' N 50 &ordm;4 0' N 63&ordm;W63&ordm;20'W63&ordm;40'W64&ordm;W 50 &ordm;2 0' N 50 &ordm;4 0' N 50 &ordm;3 0' N Rio Tinto Fer et Titane operations – Canada Mineral Resources continued Annual Report on Form 20-F 2021 | riotinto.com372

Likely mining method(a) Measured resources as at 31 December 2021 Indicated resources as at 31 December 2021 Total Measured and Indicated resources as at 31 December 2021 Inferred resources as at 31 December 2021 Total mineral resources as at 31 December 2021 Rio Tinto InterestTonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Titanium Dioxide Feedstock(b)(c) Mt % Ti Minerals % Zircon Mt % Ti Minerals % Zircon Mt % Ti Minerals % Zircon Mt % Ti Minerals % Zircon Mt % Ti Minerals % Zircon % QMM (Madagascar) O/P 365 4.2 0.2 688 4.3 0.2 1,053 4.3 0.2 123 3.1 0.2 1,176 4.1 0.2 80.0 RBM (South Africa) O/P – – – 7 9.5 7.8 7 9.5 7.8 – – – 7 9.5 7.8 74.0 RTFT (Canada) O/P – – – 11 84.9 – 11 84.9 – 16 79.2 – 27 81.6 100.0 Total Titanium Dioxide Feedstock 365 4.2 0.2 706 5.6 8.0 1,071 5.1 5.4 139 11.7 0.2 1,210 5.9 4.8 373Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

(a) Likely mining method: O/P = open pit/surface; U/G = underground. (b) Borates Resources are stated as dry in situ B2O3, rather than marketable product as in Reserves. (c) Jadar equivalent dry in situ Resource is 85 million tonnes at 16.1% B2O3 (Indicated) and 58.0 million tonnes at 12.0% B2O3 (Inferred). d) Jadar Resource valuations are based on commodity prices of US$ 8,750 /t for lithium carbonate and US$ 1,100 /t for boric acid. These prices were sourced from CRU. (e) Diamond Resources are stated as dry in situ tonnes. (f) Diavik Resource valuations are based on a three-year trailing average price of US$ 103.10 /ct. (g) Reported to the market on 18 November 2021, Rio Tinto has obtained a 100% interest in Diavik. (h) Lithium Resources are stated as dry in situ tonnes. (i) Uranium Resources are stated as dry in situ tonnes. Rio Tinto acknowledge that they will not develop the Jabiluka mine without the approval of the traditional owners. (j) Jabiluka Resource valuations are based on a commodity price of $US 54.60 /lb as supplied by the JV partner, which was sourced from specialised market research companies UxC and TradeTech. Likely mining method(a) Measured resources as at 31 December 2021 Indicated resources as at 31 December 2021 Total Measured and Indicated resources as at 31 December 2021 Inferred resources as at 31 December 2021 Total mineral resources as at 31 December 2021 Rio Tinto InterestTonnage Tonnage Tonnage Tonnage Tonnage Borates(b) Mt Mt Mt Mt Mt % Jadar (Serbia)(c)(d) U/G - 14 14 7 21 100.0 Likely mining method(a) Measured resources as at 31 December 2021 Indicated resources as at 31 December 2021 Total Measured and Indicated resources as at 31 December 2021 Inferred resources as at 31 December 2021 Total mineral resources as at 31 December 2021 Rio Tinto InterestTonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Diamonds(e) Mt Carats per tonne Mt Carats per tonne Mt Carats per tonne Mt Carats per tonne Mt Carats per tonne % Diavik (Canada)(f)(g) U/G 1.2 2.2 0.9 2.9 2.1 2.5 0.6 1.9 2.7 2.4 100.0 Likely mining method(a) Measured resources as at 31 December 2021 Indicated resources as at 31 December 2021 Total Measured and Indicated resources as at 31 December 2021 Inferred resources as at 31 December 2021 Total resources as at 31 December 2021 Rio Tinto InterestTonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Lithium(h) Mt % Li2O Mt % Li2O Mt % Li2O Mt % Li2O Mt % Li2O % Jadar (Serbia)(d) U/G - - 85 1.76 85 1.76 58 1.87 144 1.80 100.0 Likely mining method(a) Measured resources as at 31 December 2021 Indicated resources as at31 December 2021 Total Measured and Indicated resources as at 31 December 2021 Inferred resources as at 31 December 2021 Total mineral resources as at 31 December 2021 Rio Tinto InterestTonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Uranium(i) Mt % U3O8 Mt % U3O8 Mt % U3O8 Mt % U3O8 Mt % U3O8 % Jabiluka (Energy Resources of Australia) (Australia)(j) U/G 1 0.887 12 0.520 13 0.549 9 0.545 22 0.547 86.3 Darwin Jabiluka Jabiluka Ranger Mine (closed) Legend Port Mine Project Town Road 50 km250 131&ordm;E 131&ordm;30'E 132&ordm;30'E132&ordm;E 133&ordm;E 13 &ordm;S 12 &ordm;S 12 &ordm;3 0' S 131&ordm;E 131&ordm;30'E 132&ordm;30'E132&ordm;E 133&ordm;E 13 &ordm;S 12 &ordm;S 12 &ordm;3 0' S Jabiluka Project – Australia Mineral Resources continued Annual Report on Form 20-F 2021 | riotinto.com374

Likely mining method(a) Measured resources as at 31 December 2021 Indicated resources as at 31 December 2021 Total Measured and Indicated resources as at 31 December 2021 Inferred resources as at 31 December 2021 Total mineral resources as at 31 December 2021 Rio Tinto InterestTonnage Tonnage Tonnage Tonnage Tonnage Borates(b) Mt Mt Mt Mt Mt % Jadar (Serbia)(c)(d) U/G - 14 14 7 21 100.0 Likely mining method(a) Measured resources as at 31 December 2021 Indicated resources as at 31 December 2021 Total Measured and Indicated resources as at 31 December 2021 Inferred resources as at 31 December 2021 Total mineral resources as at 31 December 2021 Rio Tinto InterestTonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Diamonds(e) Mt Carats per tonne Mt Carats per tonne Mt Carats per tonne Mt Carats per tonne Mt Carats per tonne % Diavik (Canada)(f)(g) U/G 1.2 2.2 0.9 2.9 2.1 2.5 0.6 1.9 2.7 2.4 100.0 Likely mining method(a) Measured resources as at 31 December 2021 Indicated resources as at 31 December 2021 Total Measured and Indicated resources as at 31 December 2021 Inferred resources as at 31 December 2021 Total resources as at 31 December 2021 Rio Tinto InterestTonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Lithium(h) Mt % Li2O Mt % Li2O Mt % Li2O Mt % Li2O Mt % Li2O % Jadar (Serbia)(d) U/G - - 85 1.76 85 1.76 58 1.87 144 1.80 100.0 Likely mining method(a) Measured resources as at 31 December 2021 Indicated resources as at31 December 2021 Total Measured and Indicated resources as at 31 December 2021 Inferred resources as at 31 December 2021 Total mineral resources as at 31 December 2021 Rio Tinto InterestTonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Tonnage Grade Uranium(i) Mt % U3O8 Mt % U3O8 Mt % U3O8 Mt % U3O8 Mt % U3O8 % Jabiluka (Energy Resources of Australia) (Australia)(j) U/G 1 0.887 12 0.520 13 0.549 9 0.545 22 0.547 86.3 Serbia Jadar Belgrade SERBIA BOSNIA AND HERZEGOVINA Loznica Sabac Legend Project Town Railway Road 20 km 20&ordm;30'E20&ordm;E19&ordm;30'E19&ordm;E 45 &ordm;N 45 &ordm;N 44 &ordm;3 0' N 19&ordm;30'E19&ordm;E 20&ordm;E 20&ordm;30'E 44 &ordm;3 0' N Jadar project – Serbia 375Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Rio Tinto has well-established governance processes and internal controls to support the generation and publication of Mineral Resources and Mineral Reserves (or Ore Reserves as defined in the JORC Code) Ore Reserves, including a series of business unit and product group structures and processes independent of operational reporting. Audit Committee The Audit Committee’s remit includes the governance of Mineral Resources and Ore Reserves. This includes an annual review of Mineral Resources and Ore Reserves at a Group level, as well as a review of findings and progress from the Group Internal Audit programme. Ore Reserves Steering Committee The Ore Reserves Steering Committee (ORSC), chaired by the Chief Technical Officer, Development & Technology, meets at least quarterly. The ORSC comprises senior representatives across our technical, financial, governance and business groups and oversees the appointment of Competent Persons nominated by the business units, reviews Exploration Results, Mineral Resource or Ore Reserve data prior to public reporting and oversees the development of the Group Mineral Resource and Ore Reserve standards and guidance. Orebody Knowledge Centre of Excellence The Orebody Knowledge Centre of Excellence contains a dedicated Orebody Knowledge Technical Assurance team. Orebody Knowledge Technical Assurance, in conjunction with the ORSC, is the guardian and author of Group Mineral Resource and Ore Reserve standards and guidance and is responsible for the governance and compilation of Group Mineral Resource, Ore Reserve and reconciliation reporting. The Technical Assurance team also monitors the external reporting environment, facilitates internal audits, and monitors actions with Group Internal Audit. Group Internal Audit Mineral Resource and Ore Reserve internal audits are conducted by independent external consulting personnel in a programme managed by Group Internal Audit with the assistance of the Orebody Knowledge Centre of Excellence and the ORSC. During 2021, due to COVID restrictions, two internal Mineral Resource and Ore Reserve audits were completed remotely. Material findings are reported outside of the product group reporting line to the Audit Committee, and all reports and action plans are reviewed by the ORSC for alignment to internal and external reporting standards. Mineral Resources and Ore Reserves governance and internal controls Annual Report on Form 20-F 2021 | riotinto.com376

Geoscientific information management and assurance Rio Tinto employs industry standard drilling, sampling, assaying and quality assurance/quality control (QA/QC) practices supported by formally documented procedures. Diamond core and reverse circulation are the primary drilling methods employed, with other methods such as sonic and air core utilised if appropriate for the style of deposit. Drill hole locations are typically confirmed by high-precision differential Global Positioning System (GPS) and down-hole trace positioning is primarily achieved by gyroscopic survey. Drill sample recovery is typically recorded, and all geological data is collected by qualified geoscientific professionals. Geological logging consistency is secured via formal logging procedures and training, reference materials, application of geological code libraries and digital logging directly to the geological database. On-site or commercial laboratories provide appropriate analytical (assaying) techniques according to the commodity and style of deposit. Reliability of assay data is maintained via QA/QC procedures which monitor assay accuracy and precision through the analysis of blanks, sample duplicates and matrix matched certified reference materials. The Rio Tinto standard for geoscientific information management is the industry-leading acQuire&#61668; system and strict QA/QC criteria is employed to ensure only high-quality assay data is uploaded to a project’s database. Mineral Resource and Ore Reserve risk management Risks to Rio Tinto’s Mineral Resource and Ore Reserve estimates are managed through comprehensive risk assessments undertaken in support of the annual reporting cycle. Risks are identified and managed by verifying controls, determining and undertaking suitable actions to remove or reduce the risk, conducting reviews and maintaining compliance with standards and procedures. Risks are managed through a commercial risk management solution. At the end of each reporting cycle, analysis of the Mineral Resource and Ore Reserve risks across all business units is undertaken to ensure both consistency of reporting and to determine if any Group-wide risks to the various processes exist. See also Risk factors section on page 120. 377Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Association(a) Employer Accountability Deposits Bauxite A McIntyre AusIMM Rio Tinto Resources Gove, East Weipa and Andoom, North of Weipa, Amrun W Saba AusIMM Reserves Gove, East Weipa and Andoom, Amrun M A Diallo EFG Compagnie des Bauxites de Guin&eacute;e Resources Sangaredi M Keersemaker AusIMM Reserves J P M Franco AusIMM Minera&ccedil;&atilde;o Rio do Norte Reserves Trombetas M A H Monteiro AusIMM Resources and Reserves Borates B Griffiths SME Rio Tinto Resources and Reserves Boron Copper H Martin AusIMM Rio Tinto Resources Resolution(c) A Schwarz AusIMM Resources M Bixley AusIMM Rio Tinto Reserves Oyu Tolgoi(b) (c) (d)O Dendev AusIMM Resources F Prince AusIMM Reserves R Hayes AusIMM Rio Tinto Resources Bingham Canyon(b) (c) (d) E Mader AusIMM Reserves P Rodriguez AusIMM Resources K Schroeder AusIMM Resources J Vickery AusIMM Resources and Reserves F Barrera AusIMM Reserves Escondida R Maureira AusIMM Minera Escondida Ltda. Resources Escondida, Escondida – Chimborazo – sulphide, Pampa Escondida – sulphide(b), Pinta Verde J Marshall AusIMM Rio Tinto Resources La Granja J Pocoe AusIMM Rio Tinto Resources Winu(b) (d) Competent Persons Annual Report on Form 20-F 2021 | riotinto.com378

Association(a) Employer Accountability Deposits Diamonds C Auld NAPEG Rio Tinto Reserves DiavikM Kontzamanis NAPEG Reserves K Pollock NAPEG Resources and Reserves Iron ore K Tindale AusIMM Rio Tinto Resources Simandou M McDonald PEGNL Rio Tinto Resources Iron Ore Company of Canada B Power PEGNL Resources S Roche AusIMM Reserves R Way PEGNL Resources R Williams PEGNL Reserves P Ziemendorf AusIMM Reserves N Brajkovich AusIMM Rio Tinto Resources Rio Tinto Iron Ore – Boolgeeda, Brockman, Brockman Process Ore, Channel Iron Deposit, Detrital, Marra Mamba P Savory AusIMM Resources C Kyngdon AusIMM Resources L Vilela Couto AusIMM Reserves Rio Tinto Iron Ore – Brockman Ore, Marra Mamba Ore, Pisolite (Channel Iron) Ore C Gagne AusIMM Reserves A Menaria AusIMM Reserves R Sarin AusIMM Reserves Lithium G Davis AusIMM Rio Tinto Reserves Jadar(e) A Earl AusIMM Consultant – Snowden Group Reserves J Garcia EFG Rio Tinto Resources M Sweeney AusIMM Resources Titanium dioxide feedstock J Dumouchel OGQ Rio Tinto Resources Rio Tinto Fer et Titane (RTFT)C Ferland OIQ Resources D Gallant OIQ Reserves T Daling SAIMM Rio Tinto Reserves Richards Bay Minerals (RBM)(f)A Louw SACNASP Resources S Mnunu SACNASP Resources P Kluge SAIMM Rio Tinto Reserves QMM Madagascar Minerals(f) F Hees AusIMM Resources Uranium S Pevely AusIMM Rio Tinto Resources and Reserves Energy Resources of Australia - Jabiluka (a) AusIMM: Australasian Institute of Mining and Metallurgy EFG: European Federation of Geologists NAPEG: Association of Professional Engineers; Geologists and Geophysicists of the Northwest Territories OGQ: L’Ordre des G&eacute;ologues du Qu&eacute;bec OIQ: L’Ordre des Ing&eacute;nieurs du Qu&eacute;bec PEGNL: Professional Engineers and Geoscientists Newfoundland and Labrador SACNASP: South African Council for Natural Scientific Professions SAIMM: Southern African Institute of Mining and Metallurgy SME: Society of Mining, Metallurgy and Exploration (b) Includes gold (c) Includes molybdenum (d) Includes silver (e) Includes borates (f) Includes zircon 379Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Mines and production facilities Group mines as at 31 December 2021 Iron Ore Production properties Property Mine Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source Australian Pilbara Operations Hamersley Iron: Brockman 2 Brockman 4 Channar Gudai-Darri Marandoo Mount Tom Price Nammuldi Paraburdoo Silvergrass Western Turner Syncline Yandicoogina 100% Rio Tinto Channar was previously 60% owned by Rio Tinto (through Channar Mining Pty Ltd) and 40% by Sinosteel Corporation (Sinosteel Channar Pty Ltd). Ownership transferred to 100% Rio Tinto following completion of the Channar Mining Joint Venture arrangement during 2020. Rio Tinto Pilbara region, Western Australia Access and infrastructure within the property includes: – a network of sealed and unsealed roads connecting to public roads and highways; – public and Rio Tinto-operated airports; – a Hamersley and Robe owned integrated heavy haulage rail network, operated by Pilbara Iron comprising in excess of 1,890km of rail, multiple rail cars and locomotives; – four shipping terminals, located at Dampier and Cape Lambert and managed as a single port system; – water piping networks for both abstracted water and supply of fresh water to sites; – managed accommodation villages for FIFO sites; – a housing portfolio managing properties in the towns of Dampier, Wickham, Karratha, Pannawonica, Paraburdoo and Tom Price; – tailings storage facilities at several mine sites. All assets are subject to routine inspections and ongoing investment and maintenance programmes to ensure these remain fit-for-purpose. Agreements for life of mine with Government of Western Australia, save for the Yandicoogina mining lease, which expires in 2039 with an option to extend for 21 years. Mount Tom Price, Marandoo, Brockman 2, Brockman 4, Nammuldi and Western Turner Syncline Mineral and Mining Leases held under Iron Ore (Hamersley Range) Agreement Act 1963. Area of ML4SA subject to current mining operations approx 13,862 ha. Area of M272SA subject to current mining operations approx 2,154 ha. Gudai-Darri Mineral Lease held under Iron Ore (Mount Bruce) Agreement Act 1972. Area of ML252SA subject to current mining operations approx 1,954 ha. Paraburdoo and Eastern Range Mineral Lease held under Iron Ore (Hamersley Range) Agreement Act 1968. Area of ML246SA subject to current mining operations approx 1,990 ha Channar Mining Lease held under Iron Ore (Channar Joint Venture) Agreement Act 1987. Mining lease expires in 2028 with an option to extend by up to five years. Area of M265SA subject to current mining operations approx 1,955 ha. Yandicoogina Mining Lease held under Iron Ore (Yandicoogina) Agreement Act 1996. Area of M274SA subject to current mining operations approx 4,723 ha. State Agreement conditions are set by the Western Australian Government and broadly comprise environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community initiatives/ investment requirements; and payment of taxes and government royalties. The current business also operates under an Indigenous Land Use Agreement (ILUA) which includes commitments for payments made to trust accounts; indigenous employment and business opportunities; and heritage and cultural protections. Mount Tom Price began operations in 1966, followed by Paraburdoo in 1974. During the 1990s, Channar (1990), Brockman 2 (1992), Marandoo (1994) and Yandicoogina (1998) achieved first ore. Nammuldi achieved first ore in 2006 followed by Brockman 4 (2010), Western Turner Syncline (2011) and Silvergrass (2017).The latest addition to the network of Hamersley Iron mines will be Gudai-Darri, where first ore is now expected in the second quarter of 2022, subject to the continuing impacts of COVID-19. All mines operated by Rio Tinto within the property are open pit mines. The mining method employed uses conventional surface mining, whereby shovels and loaders are used to load drilled and blasted material into trucks for removal to waste dumps or feed to process plants. In addition to mining activities, Rio Tinto conducts both exploration and development drilling across the property. Brockman 2, Brockman 4, Channar, Gudai-Darri, Tom Price, Paraburdoo and Western Turner Syncline: mineralisation is haematite/ goethite mineralisation hosted within the banded iron formations of the Brockman Formation. Detrital deposits also occur at these sites. At Tom Price and Western Turner Syncline, some goethite/ haematite mineralisation hosted within the Marra Mamba Formation also occurs. Marandoo and Silvergrass: mineralisation occurs as goethite/ haematite within the banded iron formations of the Marra Mamba Formation. Some detrital mineralisation also occurs. Yandicoogina: goethite mineralisation occurs as pisolite ores within the paleo-channel of a channel iron formation. At Brockman 2, Brockman 4, the Nammuldi dry plant and Gudai-Darri, dry crushing and screening is used to produce lump and fines iron ore products. Ore from the Silvergrass and Nammuldi mines is blended and processed through a wet scrubbing and screening plant, ahead of desliming of the fines product using hydrocyclones. At Marandoo, wet scrubbing and screening is used to produce lump and fines iron ore products, prior to desliming of fines products using hydrocyclones. Ore from the Channar and Paraburdoo mines is crushed and then processed through a central tertiary crushing and dry screening plant to produce a dry lump product, with further wet processing of the fines using hydrocyclones to remove slimes. Ore from the Tom Price and Western Turner Syncline mines is directed to either the high grade plant for dry crushing and screening to dry lump and fines products, or to the low grade plant for beneficiation. Heavy media separation is used to beneficiate low grade lump, and a combination of heavy media hydrocyclones and spirals is used to beneficiate the low grade fines. At Yandi, ore is crushed to fines product only through a combination of dry crushing and screening, or crushing and wet processing of ore using classification to remove finer particles. The processing plants within the Hamersley Iron network vary considerably in age, and many plants have been subject to brownfields development since original construction. All plants are subject to an ongoing regime of sustaining capital investment and maintenance, underpinned by asset integrity audits, engineering inspections, engineering life cycles for key equipment and safety inspections and audits. Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron. Annual Report on Form 20-F 2021 | riotinto.com380

Group mines as at 31 December 2021 Iron Ore Production properties Property Mine Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source Australian Pilbara Operations Hamersley Iron: Brockman 2 Brockman 4 Channar Gudai-Darri Marandoo Mount Tom Price Nammuldi Paraburdoo Silvergrass Western Turner Syncline Yandicoogina 100% Rio Tinto Channar was previously 60% owned by Rio Tinto (through Channar Mining Pty Ltd) and 40% by Sinosteel Corporation (Sinosteel Channar Pty Ltd). Ownership transferred to 100% Rio Tinto following completion of the Channar Mining Joint Venture arrangement during 2020. Rio Tinto Pilbara region, Western Australia Access and infrastructure within the property includes: – a network of sealed and unsealed roads connecting to public roads and highways; – public and Rio Tinto-operated airports; – a Hamersley and Robe owned integrated heavy haulage rail network, operated by Pilbara Iron comprising in excess of 1,890km of rail, multiple rail cars and locomotives; – four shipping terminals, located at Dampier and Cape Lambert and managed as a single port system; – water piping networks for both abstracted water and supply of fresh water to sites; – managed accommodation villages for FIFO sites; – a housing portfolio managing properties in the towns of Dampier, Wickham, Karratha, Pannawonica, Paraburdoo and Tom Price; – tailings storage facilities at several mine sites. All assets are subject to routine inspections and ongoing investment and maintenance programmes to ensure these remain fit-for-purpose. Agreements for life of mine with Government of Western Australia, save for the Yandicoogina mining lease, which expires in 2039 with an option to extend for 21 years. Mount Tom Price, Marandoo, Brockman 2, Brockman 4, Nammuldi and Western Turner Syncline Mineral and Mining Leases held under Iron Ore (Hamersley Range) Agreement Act 1963. Area of ML4SA subject to current mining operations approx 13,862 ha. Area of M272SA subject to current mining operations approx 2,154 ha. Gudai-Darri Mineral Lease held under Iron Ore (Mount Bruce) Agreement Act 1972. Area of ML252SA subject to current mining operations approx 1,954 ha. Paraburdoo and Eastern Range Mineral Lease held under Iron Ore (Hamersley Range) Agreement Act 1968. Area of ML246SA subject to current mining operations approx 1,990 ha Channar Mining Lease held under Iron Ore (Channar Joint Venture) Agreement Act 1987. Mining lease expires in 2028 with an option to extend by up to five years. Area of M265SA subject to current mining operations approx 1,955 ha. Yandicoogina Mining Lease held under Iron Ore (Yandicoogina) Agreement Act 1996. Area of M274SA subject to current mining operations approx 4,723 ha. State Agreement conditions are set by the Western Australian Government and broadly comprise environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community initiatives/ investment requirements; and payment of taxes and government royalties. The current business also operates under an Indigenous Land Use Agreement (ILUA) which includes commitments for payments made to trust accounts; indigenous employment and business opportunities; and heritage and cultural protections. Mount Tom Price began operations in 1966, followed by Paraburdoo in 1974. During the 1990s, Channar (1990), Brockman 2 (1992), Marandoo (1994) and Yandicoogina (1998) achieved first ore. Nammuldi achieved first ore in 2006 followed by Brockman 4 (2010), Western Turner Syncline (2011) and Silvergrass (2017).The latest addition to the network of Hamersley Iron mines will be Gudai-Darri, where first ore is now expected in the second quarter of 2022, subject to the continuing impacts of COVID-19. All mines operated by Rio Tinto within the property are open pit mines. The mining method employed uses conventional surface mining, whereby shovels and loaders are used to load drilled and blasted material into trucks for removal to waste dumps or feed to process plants. In addition to mining activities, Rio Tinto conducts both exploration and development drilling across the property. Brockman 2, Brockman 4, Channar, Gudai-Darri, Tom Price, Paraburdoo and Western Turner Syncline: mineralisation is haematite/ goethite mineralisation hosted within the banded iron formations of the Brockman Formation. Detrital deposits also occur at these sites. At Tom Price and Western Turner Syncline, some goethite/ haematite mineralisation hosted within the Marra Mamba Formation also occurs. Marandoo and Silvergrass: mineralisation occurs as goethite/ haematite within the banded iron formations of the Marra Mamba Formation. Some detrital mineralisation also occurs. Yandicoogina: goethite mineralisation occurs as pisolite ores within the paleo-channel of a channel iron formation. At Brockman 2, Brockman 4, the Nammuldi dry plant and Gudai-Darri, dry crushing and screening is used to produce lump and fines iron ore products. Ore from the Silvergrass and Nammuldi mines is blended and processed through a wet scrubbing and screening plant, ahead of desliming of the fines product using hydrocyclones. At Marandoo, wet scrubbing and screening is used to produce lump and fines iron ore products, prior to desliming of fines products using hydrocyclones. Ore from the Channar and Paraburdoo mines is crushed and then processed through a central tertiary crushing and dry screening plant to produce a dry lump product, with further wet processing of the fines using hydrocyclones to remove slimes. Ore from the Tom Price and Western Turner Syncline mines is directed to either the high grade plant for dry crushing and screening to dry lump and fines products, or to the low grade plant for beneficiation. Heavy media separation is used to beneficiate low grade lump, and a combination of heavy media hydrocyclones and spirals is used to beneficiate the low grade fines. At Yandi, ore is crushed to fines product only through a combination of dry crushing and screening, or crushing and wet processing of ore using classification to remove finer particles. The processing plants within the Hamersley Iron network vary considerably in age, and many plants have been subject to brownfields development since original construction. All plants are subject to an ongoing regime of sustaining capital investment and maintenance, underpinned by asset integrity audits, engineering inspections, engineering life cycles for key equipment and safety inspections and audits. Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron. 381Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Group mines as at 31 December 2021 Iron Ore continued Property Mine Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source Eastern Range 54% Rio Tinto. Rio Tinto owns 54% of the Bao-Hi joint venture with the remaining 46% held by China Baowu Rio Tinto Pilbara region, Western Australia Access and infrastructure within the property includes: – a network of sealed and unsealed roads connecting to public roads and highways; – public and Rio Tinto-operated airports; – a Hamersley and Robe owned integrated heavy haulage rail network, operated by Pilbara Iron comprising in excess of 1,890km of rail, multiple rail cars and locomotives; – four shipping terminals, located at Dampier and Cape Lambert and managed as a single port system; – water piping networks for both abstracted water and supply of fresh water to sites; – managed accommodation villages for FIFO sites; – a housing portfolio managing properties in the towns of Dampier, Wickham, Karratha, Pannawonica, Paraburdoo and Tom Price; – tailings storage facilities at several mine sites. All assets are subject to routine inspections and ongoing investment and maintenance programmes to ensure these remain fit-for-purpose. Mineral lease expires in 2028 with successive options to extend by 21 years. Mineral lease held under Iron Ore (Hamersley Range) Agreement Act 1968. Area of ML4SA subject to current mining operations approx 1,048 ha. State Agreement conditions are set by the Western Australian Government and broadly comprise environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community initiatives/investment requirements; and payment of taxes and government royalties. The current business also operates under an Indigenous Land Use Agreement (ILUA) which includes commitments for payments made to trust accounts; indigenous employment and business opportunities; and heritage and cultural protections. The Bao-Hi joint venture was established in 2002 and has delivered sales of more than 200 million tonnes of iron ore to China. First ore from Eastern Range was delivered in 2004. All mines operated by Rio Tinto within the property are open pit mines. The mining method employed uses conventional surface mining, whereby shovels and loaders are used to load drilled and blasted material into trucks for removal to waste dumps or feed to process plants. In addition to mining activities, Rio Tinto conducts both exploration and development drilling across the property. Mineralisation at Eastern Range occurs as haematite/goethite mineralisation hosted within the banded iron formations of the Brockman Formation. Ore from the Eastern Range mine is crushed and then processed through the central Paraburdoo tertiary crushing and dry screening plant to produce a dry lump product, with further wet processing of the fines product using hydrocyclones to remove slimes. The processing plants within the Hamersley Iron network vary considerably in age, and many plants have been subject to brownfields development since original construction. All plants are subject to an ongoing regime of sustaining capital investment and maintenance, underpinned by asset integrity audits, engineering inspections, engineering life cycles for key equipment and safety inspections and audits. Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron. Hope Downs 1 50% Rio Tinto. 50% Hancock Prospecting Pty Ltd Rio Tinto Pilbara region, Western Australia Access and infrastructure within the property includes: – a network of sealed and unsealed roads connecting to public roads and highways; – public and Rio Tinto-operated airports; – a Hamersley and Robe owned integrated heavy haulage rail network, operated by Pilbara Iron comprising in excess of 1,890km of rail, multiple rail cars and locomotives; – four shipping terminals, located at Dampier and Cape Lambert and managed as a single port system; – water piping networks for both abstracted water and supply of fresh water to sites; – managed accommodation villages for FIFO sites; – a housing portfolio managing properties in the towns of Dampier, Wickham, Karratha, Pannawonica, Paraburdoo and Tom Price; – tailings storage facilities at several mine sites. All assets are subject to routine inspections and ongoing investment and maintenance programmes to ensure these remain fit-for-purpose. Mining lease expires in 2027 with two options to extend of 21 years each. Mining lease held under Iron Ore (Hope Downs) Agreement Act 1992. Area of M282SA subject to current mining operations approx 4,079 ha. State Agreement conditions are set by the Western Australian Government and broadly comprise environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community initiatives/investment requirements; and payment of taxes and government royalties. The current business also operates under an Indigenous Land Use Agreement (ILUA) which includes commitments for payments made to trust accounts; indigenous employment and business opportunities; and heritage and cultural protections. Joint venture between Rio Tinto and Hancock Prospecting. Construction of Stage 1 to 22 million tonnes per annum commenced 2006 and first production occurred 2007. Stage 2 to 30 million tonnes per annum completed 2009. All mines operated by Rio Tinto within the property are open pit mines. The mining method employed uses conventional surface mining, whereby shovels and loaders are used to load drilled and blasted material into trucks for removal to waste dumps or feed to process plants. In addition to mining activities, Rio Tinto conducts both exploration and development drilling across the property. Mineralisation at Hope Downs 1 occurs as goethite/ haematite within the banded iron formations of the Marra Mamba Formation. Some detrital mineralisation also occurs. Ore from Hope Downs 1 is processed through the Hope Downs 1 processing plant, which utilises dry crushing and screening to produce lump and fines iron ore products. The processing plants within the Hamersley Iron network vary considerably in age, and many plants have been subject to brownfields development since original construction. All plants are subject to an ongoing regime of sustaining capital investment and maintenance, underpinned by asset integrity audits, engineering inspections, engineering life cycles for key equipment and safety inspections and audits. Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron Mines and production facilities continued Annual Report on Form 20-F 2021 | riotinto.com382

Group mines as at 31 December 2021 Iron Ore continued Property Mine Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source Eastern Range 54% Rio Tinto. Rio Tinto owns 54% of the Bao-Hi joint venture with the remaining 46% held by China Baowu Rio Tinto Pilbara region, Western Australia Access and infrastructure within the property includes: – a network of sealed and unsealed roads connecting to public roads and highways; – public and Rio Tinto-operated airports; – a Hamersley and Robe owned integrated heavy haulage rail network, operated by Pilbara Iron comprising in excess of 1,890km of rail, multiple rail cars and locomotives; – four shipping terminals, located at Dampier and Cape Lambert and managed as a single port system; – water piping networks for both abstracted water and supply of fresh water to sites; – managed accommodation villages for FIFO sites; – a housing portfolio managing properties in the towns of Dampier, Wickham, Karratha, Pannawonica, Paraburdoo and Tom Price; – tailings storage facilities at several mine sites. All assets are subject to routine inspections and ongoing investment and maintenance programmes to ensure these remain fit-for-purpose. Mineral lease expires in 2028 with successive options to extend by 21 years. Mineral lease held under Iron Ore (Hamersley Range) Agreement Act 1968. Area of ML4SA subject to current mining operations approx 1,048 ha. State Agreement conditions are set by the Western Australian Government and broadly comprise environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community initiatives/investment requirements; and payment of taxes and government royalties. The current business also operates under an Indigenous Land Use Agreement (ILUA) which includes commitments for payments made to trust accounts; indigenous employment and business opportunities; and heritage and cultural protections. The Bao-Hi joint venture was established in 2002 and has delivered sales of more than 200 million tonnes of iron ore to China. First ore from Eastern Range was delivered in 2004. All mines operated by Rio Tinto within the property are open pit mines. The mining method employed uses conventional surface mining, whereby shovels and loaders are used to load drilled and blasted material into trucks for removal to waste dumps or feed to process plants. In addition to mining activities, Rio Tinto conducts both exploration and development drilling across the property. Mineralisation at Eastern Range occurs as haematite/goethite mineralisation hosted within the banded iron formations of the Brockman Formation. Ore from the Eastern Range mine is crushed and then processed through the central Paraburdoo tertiary crushing and dry screening plant to produce a dry lump product, with further wet processing of the fines product using hydrocyclones to remove slimes. The processing plants within the Hamersley Iron network vary considerably in age, and many plants have been subject to brownfields development since original construction. All plants are subject to an ongoing regime of sustaining capital investment and maintenance, underpinned by asset integrity audits, engineering inspections, engineering life cycles for key equipment and safety inspections and audits. Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron. Hope Downs 1 50% Rio Tinto. 50% Hancock Prospecting Pty Ltd Rio Tinto Pilbara region, Western Australia Access and infrastructure within the property includes: – a network of sealed and unsealed roads connecting to public roads and highways; – public and Rio Tinto-operated airports; – a Hamersley and Robe owned integrated heavy haulage rail network, operated by Pilbara Iron comprising in excess of 1,890km of rail, multiple rail cars and locomotives; – four shipping terminals, located at Dampier and Cape Lambert and managed as a single port system; – water piping networks for both abstracted water and supply of fresh water to sites; – managed accommodation villages for FIFO sites; – a housing portfolio managing properties in the towns of Dampier, Wickham, Karratha, Pannawonica, Paraburdoo and Tom Price; – tailings storage facilities at several mine sites. All assets are subject to routine inspections and ongoing investment and maintenance programmes to ensure these remain fit-for-purpose. Mining lease expires in 2027 with two options to extend of 21 years each. Mining lease held under Iron Ore (Hope Downs) Agreement Act 1992. Area of M282SA subject to current mining operations approx 4,079 ha. State Agreement conditions are set by the Western Australian Government and broadly comprise environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community initiatives/investment requirements; and payment of taxes and government royalties. The current business also operates under an Indigenous Land Use Agreement (ILUA) which includes commitments for payments made to trust accounts; indigenous employment and business opportunities; and heritage and cultural protections. Joint venture between Rio Tinto and Hancock Prospecting. Construction of Stage 1 to 22 million tonnes per annum commenced 2006 and first production occurred 2007. Stage 2 to 30 million tonnes per annum completed 2009. All mines operated by Rio Tinto within the property are open pit mines. The mining method employed uses conventional surface mining, whereby shovels and loaders are used to load drilled and blasted material into trucks for removal to waste dumps or feed to process plants. In addition to mining activities, Rio Tinto conducts both exploration and development drilling across the property. Mineralisation at Hope Downs 1 occurs as goethite/ haematite within the banded iron formations of the Marra Mamba Formation. Some detrital mineralisation also occurs. Ore from Hope Downs 1 is processed through the Hope Downs 1 processing plant, which utilises dry crushing and screening to produce lump and fines iron ore products. The processing plants within the Hamersley Iron network vary considerably in age, and many plants have been subject to brownfields development since original construction. All plants are subject to an ongoing regime of sustaining capital investment and maintenance, underpinned by asset integrity audits, engineering inspections, engineering life cycles for key equipment and safety inspections and audits. Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron 383Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Group mines as at 31 December 2021 Iron Ore continued Property Mine Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source Hope Downs 4 50% Rio Tinto. 50% Hancock Prospecting Pty Ltd Rio Tinto Pilbara region, Western Australia Access and infrastructure within the property includes: – a network of sealed and unsealed roads connecting to public roads and highways; – public and Rio Tinto-operated airports; – a Hamersley and Robe owned integrated heavy haulage rail network, operated by Pilbara Iron comprising in excess of 1,890km of rail, multiple rail cars and locomotives; – four shipping terminals, located at Dampier and Cape Lambert and managed as a single port system; – water piping networks for both abstracted water and supply of fresh water to sites; – managed accommodation villages for FIFO sites; – a housing portfolio managing properties in the towns of Dampier, Wickham, Karratha, Pannawonica, Paraburdoo and Tom Price; – tailings storage facilities at several mine sites. All assets are subject to routine inspections and ongoing investment and maintenance programmes to ensure these remain fit-for-purpose. Mining lease expires in 2027 with two options to extend of 21 years each. Mining lease held under Iron Ore (Hope Downs) Agreement Act 1992. Area of M282SA subject to current mining operations approx 3,254 ha. State Agreement conditions are set by the Western Australian Government and broadly comprise environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community initiatives/investment requirements; and payment of taxes and government royalties. The current business also operates under an Indigenous Land Use Agreement (ILUA) which includes commitments for payments made to trust accounts; indigenous employment and business opportunities; and heritage and cultural protections. Joint venture between Rio Tinto and Hancock Prospecting. Construction of wet plant processing to 15 million tonnes per annum commenced 2011 and first production occurred 2013. All mines operated by Rio Tinto within the property are open pit mines. The mining method employed uses conventional surface mining, whereby shovels and loaders are used to load drilled and blasted material into trucks for removal to waste dumps or feed to process plants. In addition to mining activities, Rio Tinto conducts both exploration and development activities across the property. Mineralisation at Hope Downs 4 occurs as haematite/goethite mineralisation hosted within the banded iron formations of the Brockman Formation. Ore from Hope Downs 4 is processed through the Hope Downs 4 processing plant. Wet scrubbing and screening are used to separate lump and fines products, prior to desliming of fines product using hydrocyclones. The processing plants within the Hamersley Iron network vary considerably in age, and many plants have been subject to brownfields development since original construction. All plants are subject to an ongoing regime of sustaining capital investment and maintenance, underpinned by asset integrity audits, engineering inspections, engineering life cycles for key equipment and safety inspections and audits. Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron. Mines and production facilities continued Annual Report on Form 20-F 2021 | riotinto.com384

Group mines as at 31 December 2021 Iron Ore continued Property Mine Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source Hope Downs 4 50% Rio Tinto. 50% Hancock Prospecting Pty Ltd Rio Tinto Pilbara region, Western Australia Access and infrastructure within the property includes: – a network of sealed and unsealed roads connecting to public roads and highways; – public and Rio Tinto-operated airports; – a Hamersley and Robe owned integrated heavy haulage rail network, operated by Pilbara Iron comprising in excess of 1,890km of rail, multiple rail cars and locomotives; – four shipping terminals, located at Dampier and Cape Lambert and managed as a single port system; – water piping networks for both abstracted water and supply of fresh water to sites; – managed accommodation villages for FIFO sites; – a housing portfolio managing properties in the towns of Dampier, Wickham, Karratha, Pannawonica, Paraburdoo and Tom Price; – tailings storage facilities at several mine sites. All assets are subject to routine inspections and ongoing investment and maintenance programmes to ensure these remain fit-for-purpose. Mining lease expires in 2027 with two options to extend of 21 years each. Mining lease held under Iron Ore (Hope Downs) Agreement Act 1992. Area of M282SA subject to current mining operations approx 3,254 ha. State Agreement conditions are set by the Western Australian Government and broadly comprise environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community initiatives/investment requirements; and payment of taxes and government royalties. The current business also operates under an Indigenous Land Use Agreement (ILUA) which includes commitments for payments made to trust accounts; indigenous employment and business opportunities; and heritage and cultural protections. Joint venture between Rio Tinto and Hancock Prospecting. Construction of wet plant processing to 15 million tonnes per annum commenced 2011 and first production occurred 2013. All mines operated by Rio Tinto within the property are open pit mines. The mining method employed uses conventional surface mining, whereby shovels and loaders are used to load drilled and blasted material into trucks for removal to waste dumps or feed to process plants. In addition to mining activities, Rio Tinto conducts both exploration and development activities across the property. Mineralisation at Hope Downs 4 occurs as haematite/goethite mineralisation hosted within the banded iron formations of the Brockman Formation. Ore from Hope Downs 4 is processed through the Hope Downs 4 processing plant. Wet scrubbing and screening are used to separate lump and fines products, prior to desliming of fines product using hydrocyclones. The processing plants within the Hamersley Iron network vary considerably in age, and many plants have been subject to brownfields development since original construction. All plants are subject to an ongoing regime of sustaining capital investment and maintenance, underpinned by asset integrity audits, engineering inspections, engineering life cycles for key equipment and safety inspections and audits. Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron. 385Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Group mines as at 31 December 2021 Iron Ore continued Property Mine Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source Robe River Iron Associates: Robe Valley mines: – Mesa A – Mesa J West Angelas 53% Rio Tinto. Robe River is a joint venture between Rio Tinto (53%), Mitsui Iron Ore Development (33%), and Nippon Steel Corporation (14%) Rio Tinto Pilbara region, Western Australia Access and infrastructure within the property includes: – a network of sealed and unsealed roads connecting to public roads and highways; – public and Rio Tinto-operated airports; – a Hamersley and Robe owned integrated heavy haulage rail network, operated by Pilbara Iron comprising in excess of 1,890km of rail, multiple rail cars and locomotives; – four shipping terminals, located at Dampier and Cape Lambert and managed as a single port system; – water piping networks for both abstracted water and supply of fresh water to sites; – managed accommodation villages for FIFO sites; – a housing portfolio managing properties in the towns of Dampier, Wickham, Karratha, Pannawonica, Paraburdoo and Tom Price; – tailings storage facilities at several mine sites. All assets are subject to routine inspections and ongoing investment and maintenance programmes to ensure these remain fit-for-purpose. Agreements for life of mine with Government of Western Australia. Mineral lease held under Iron Ore (Robe River) Agreement Act 1964. Area of ML248SA subject to current mining operations approx 11,563 ha. State Agreement conditions are set by the Western Australian Government and broadly comprise environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community initiatives/investment requirements; and payment of taxes and government royalties. The current business also operates under an Indigenous Land Use Agreement (ILUA) which includes commitments for payments made to trust accounts; indigenous employment and business opportunities; and heritage and cultural protections. First shipment in 1972 from Robe Valley. Interest acquired in 2000 through North Limited acquisition. First ore was shipped from West Angelas in 2002. All mines operated by Rio Tinto within the property are open pit mines. The mining method employed uses conventional surface mining, whereby shovels and loaders are used to load drilled and blasted material into trucks for removal to waste dumps or feed to process plants. In addition to mining activities, Rio Tinto conducts both exploration and development drilling across the property. Robe Valley deposits: goethite mineralisation occurs as pisolite ores within the paleo-channel of a channel iron formation. Mineralisation at West Angelas occurs as goethite/ haematite within the banded iron formations of the Marra Mamba Formation. Some detrital mineralisation also occurs. Ore from the Robe Valley mines of Mesa A and Mesa J is processed through either dry crushing and screening plants or through wet processing plants using scrubbing and screening to remove finer particles. Crushed and deslimed ore from the Robe Valley mines is railed to Cape Lambert, where further dry crushing and screening through a dedicated processing plant produces lump and fines iron ore products. At West Angelas mine, dry crushing and screening is used to produce lump and fines iron ore products. The processing plants within the Hamersley Iron network vary considerably in age, and many plants have been subject to brownfields development since original construction. All plants are subject to an ongoing regime of sustaining capital investment and maintenance, underpinned by asset integrity audits, engineering inspections, engineering life cycles for key equipment and safety inspections and audits. Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron. Dampier Salt Port Hedland, Dampier and Lake Macleod 68.4% Rio Tinto. Dampier Salt is a joint venture between Rio Tinto (68%), Marubeni Corporation (22%) and Sojitz (10%) Rio Tinto (Dampier Salt Limited) Gascoyne and Pilbara regions, Western Australia Road and port Mining and mineral leases expiring in 2034 at Dampier, 2029 at Port Hedland and 2031 at Lake MacLeod. Mineral leases are held under Dampier Solar Salt Industry Agreement Act 1967, Leslie Solar Salt Industry Agreement Act 1966 and Evaporites (Lake MacLeod) Agreement Act 1967 respectively. State Agreement conditions are set by the Western Australian Government and broadly comprise environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community initiatives/investment requirements; and payment of taxes and government royalties. Construction of the Dampier field started in 1969; first shipment in 1972. Lake MacLeod was acquired in 1978 as an operating field. Port Hedland was acquired in 2001 as an operating field. Solar evaporation of seawater at Dampier and Port Hedland; underground brine at Lake MacLeod; extraction of gypsum at Lake MacLeod. Salt is grown every year through solar evaporation in permanent crystallising pans. Gypsum is present in the top layer covering most of the Lake Macleod. Salt is processed through a washing plant, consisting of screening washbelts at Lake MacLeod, Screwbowl classifiers and static screens at Port Hedland and sizing screens, counter-current classifiers with dewatering screens and centrifuges at Dampier. Dampier produces shipping-ready product for immediate shiploading. Washed salt at Lake MacLeod and Port Hedland is dewatered on stockpiles. Lake Macleod also mines and processes gypsum in leaching heaps. Long-term contracts with Hamersley Iron and Horizon Power and on-site generation. Mines and production facilities continued Annual Report on Form 20-F 2021 | riotinto.com386

Group mines as at 31 December 2021 Iron Ore continued Property Mine Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source Robe River Iron Associates: Robe Valley mines: – Mesa A – Mesa J West Angelas 53% Rio Tinto. Robe River is a joint venture between Rio Tinto (53%), Mitsui Iron Ore Development (33%), and Nippon Steel Corporation (14%) Rio Tinto Pilbara region, Western Australia Access and infrastructure within the property includes: – a network of sealed and unsealed roads connecting to public roads and highways; – public and Rio Tinto-operated airports; – a Hamersley and Robe owned integrated heavy haulage rail network, operated by Pilbara Iron comprising in excess of 1,890km of rail, multiple rail cars and locomotives; – four shipping terminals, located at Dampier and Cape Lambert and managed as a single port system; – water piping networks for both abstracted water and supply of fresh water to sites; – managed accommodation villages for FIFO sites; – a housing portfolio managing properties in the towns of Dampier, Wickham, Karratha, Pannawonica, Paraburdoo and Tom Price; – tailings storage facilities at several mine sites. All assets are subject to routine inspections and ongoing investment and maintenance programmes to ensure these remain fit-for-purpose. Agreements for life of mine with Government of Western Australia. Mineral lease held under Iron Ore (Robe River) Agreement Act 1964. Area of ML248SA subject to current mining operations approx 11,563 ha. State Agreement conditions are set by the Western Australian Government and broadly comprise environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community initiatives/investment requirements; and payment of taxes and government royalties. The current business also operates under an Indigenous Land Use Agreement (ILUA) which includes commitments for payments made to trust accounts; indigenous employment and business opportunities; and heritage and cultural protections. First shipment in 1972 from Robe Valley. Interest acquired in 2000 through North Limited acquisition. First ore was shipped from West Angelas in 2002. All mines operated by Rio Tinto within the property are open pit mines. The mining method employed uses conventional surface mining, whereby shovels and loaders are used to load drilled and blasted material into trucks for removal to waste dumps or feed to process plants. In addition to mining activities, Rio Tinto conducts both exploration and development drilling across the property. Robe Valley deposits: goethite mineralisation occurs as pisolite ores within the paleo-channel of a channel iron formation. Mineralisation at West Angelas occurs as goethite/ haematite within the banded iron formations of the Marra Mamba Formation. Some detrital mineralisation also occurs. Ore from the Robe Valley mines of Mesa A and Mesa J is processed through either dry crushing and screening plants or through wet processing plants using scrubbing and screening to remove finer particles. Crushed and deslimed ore from the Robe Valley mines is railed to Cape Lambert, where further dry crushing and screening through a dedicated processing plant produces lump and fines iron ore products. At West Angelas mine, dry crushing and screening is used to produce lump and fines iron ore products. The processing plants within the Hamersley Iron network vary considerably in age, and many plants have been subject to brownfields development since original construction. All plants are subject to an ongoing regime of sustaining capital investment and maintenance, underpinned by asset integrity audits, engineering inspections, engineering life cycles for key equipment and safety inspections and audits. Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron. Dampier Salt Port Hedland, Dampier and Lake Macleod 68.4% Rio Tinto. Dampier Salt is a joint venture between Rio Tinto (68%), Marubeni Corporation (22%) and Sojitz (10%) Rio Tinto (Dampier Salt Limited) Gascoyne and Pilbara regions, Western Australia Road and port Mining and mineral leases expiring in 2034 at Dampier, 2029 at Port Hedland and 2031 at Lake MacLeod. Mineral leases are held under Dampier Solar Salt Industry Agreement Act 1967, Leslie Solar Salt Industry Agreement Act 1966 and Evaporites (Lake MacLeod) Agreement Act 1967 respectively. State Agreement conditions are set by the Western Australian Government and broadly comprise environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community initiatives/investment requirements; and payment of taxes and government royalties. Construction of the Dampier field started in 1969; first shipment in 1972. Lake MacLeod was acquired in 1978 as an operating field. Port Hedland was acquired in 2001 as an operating field. Solar evaporation of seawater at Dampier and Port Hedland; underground brine at Lake MacLeod; extraction of gypsum at Lake MacLeod. Salt is grown every year through solar evaporation in permanent crystallising pans. Gypsum is present in the top layer covering most of the Lake Macleod. Salt is processed through a washing plant, consisting of screening washbelts at Lake MacLeod, Screwbowl classifiers and static screens at Port Hedland and sizing screens, counter-current classifiers with dewatering screens and centrifuges at Dampier. Dampier produces shipping-ready product for immediate shiploading. Washed salt at Lake MacLeod and Port Hedland is dewatered on stockpiles. Lake Macleod also mines and processes gypsum in leaching heaps. Long-term contracts with Hamersley Iron and Horizon Power and on-site generation. 387Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Group mines as at 31 December 2021 Copper Production properties Property Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source Escondida 30% Rio Tinto – 57.5% BHP, 10% JECO Corporation consortium comprising Mitsubishi, JX Nippon Mining and Metals (10%), 2.5% JECO 2 Ltd BHP Atacama Desert, Chile Pipeline and road to deep sea port at Coloso; road and rail 2 concentrate pipelines from mine site to port facility at Coloso, 2 desalinisation plants at Coloso port along with water treatment plant for concentrate filtrate, 2 water pipelines and 4 pump stations for freshwater supply to site, Roadway to site, rail line for supplies and cathode transport, power transport facilities to tie site to power grid, Site offices, housing, and cafeteria facilities to support employees and contractors on site, warehouse buildings and laydown facilities to support operations and projects on site Rights conferred by Government under Chilean Mining Code. Thirteen mineral rights leases with a total of 57,047 hectares. Annual tenement payments (during March per year) Production started in 1990 and since then capacity has been expanded numerous times. In 1998 first cathode was produced from the oxide leach plant, and during 2006 the sulphide leach plant was inaugurated, a year after the start of Escondida Norte pit production. During 2016, the third concentrator plant was commissioned. Two active surface open pit mines in production, Escondida and Escondida Norte with ore being processed via 3 processing options, Oxide leach, Sulfide RoM leach, or conventional flotation concentrators. Consists of a series of porphyry deposits containing copper, gold, silver, and molybdenum. Los Colorados, Laguna Seca Line 1, and Laguna Seca Line 2 Concentrators. OLAP – oxide leach facility, SL Rom leach facility and SX/EW facility. Supplied from grid under various contracts with local generating companies. Rio Tinto Kennecott Bingham Canyon 100% Rio Tinto Rio Tinto Kennecott Copper Near Salt Lake City, Utah, US Pipeline, road and rail Wholly owned – approximately 95,000 acres in total. Permit conditions are established by Utah and US Government agencies and comprise: – Environmental compliance and reporting – Closure and reclamation requirements Interest acquired in 1989. In 2012, the pushback of the south wall commenced, extending the mine life from 2018 to 2032 Open pit Porphyry and associated skarn deposits containing copper, gold, silver, and molybdenum. Copperton concentrator, Garfield smelter, refinery, and precious metals plant, assay lab and tailings storage facilities. Supply contract with Rocky Mountain Power. Oyu Tolgoi Oyu Tolgoi is TRQ’s principal and only material mineral resource property and is held through a 66% interest in Oyu Tolgoi LLC; the remaining 34% interest is held by the Government of Mongolia through Erdenes Oyu Tolgoi LLC. Rio Tinto, with other Rio Tinto affiliates, holds a 50.8% majority interest in TRQ, and is responsible for the day-to-day operational management and development of the project. Rio Tinto Khanbogd soum, Umnugovi province, Mongolia Air and road Three mining licences are 100% held by Oyu Tolgoi LLC: MV-006708 (the Manakht licence: 4,533 ha), MV-006709 (the Oyu Tolgoi licence: 8,490 ha), and MV-006710 (the Khukh Khad licence: 1,763 ha). Two further licences are held in joint venture with Entr&eacute;e Gold LLCMV-015226 (the Shivee Tolgoi Licence) and MV-015225 (the Javkhlant Licence). The licence term under the Minerals Law of Mongolia is 30 years with two 20-year extensions. First renewals are due in 2033 and 2039 for the Oyu Tolgoi and Entr&eacute;e Gold licences respectively. Investment Agreement dated 6 October 2009, between the Government of Mongolia, Oyu Tolgoi LLC, TRQ, and Rio Tinto in respect of Oyu Tolgoi (Investment Agreement). Amended and Restated Shareholders Agreement dated 8 June 2011 among Oyu Tolgoi LLC, THR Oyu Tolgoi Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.), Oyu Tolgoi Netherlands B.V. and Erdenes MGL LLC (ARSHA). Erdenes MGL LLC since transferred its shares in Oyu Tolgoi LLC and its rights and obligations under the ARSHA to its subsidiary, Erdenes Oyu Tolgoi LLC. Underground Mine Development and Financing Plan (Underground Development Plan) dated 18 May 2015, between TRQ, the Government of Mongolia, Erdenes Oyu Tolgoi LLC, THR Oyu Tolgoi Ltd., Oyu Tolgoi Netherlands B.V., Rio Tinto and Oyu Tolgoi LLC. Power Source Framework Agreement dated 31 December 2018, between the Government of Mongolia and Oyu Tolgoi LLC, including the amendment to the PSFA dated 26 June 2020. Electricity Supply Agreement dated 26 January 2022, between Southern Region Electricity Distribution Network SOSC, National Power Transmission Grid SOSC, National Dispatching Center LLC and Oyu Tolgoi LLC. In terms of key government permits, Oyu Tolgoi LLC secured a land use permit until 2035 and water use permit until 2039 as well as the mineral rights. Oyu Tolgoi was first discovered in 1996. Construction began in late 2009 after signing of an Investment Agreement with the Government of Mongolia, and first concentrate was produced in 2012. First sales of concentrate were made to Chinese customers in 2013. In 2015, Underground Development Plan was signed with Government of Mongolia. Rio Tinto continues to work with the Government of Mongolia and TRQ to finalise formal termination of the Underground Development Plan. Ore Reserves have been reported at the Oyut and Hugo North Deposits. The Oyut deposit is currently mined as an open pit using a conventional drill, blast, load, and haul method. The Hugo North deposit is currently being developed as an underground mine. Consists of a series of porphyry deposits containing copper, gold, silver, and molybdenum. One copper concentrator with a nominal feed capacity of 100ktpd currently comprising 2 SAG mills, 4 ball mills, rougher and cleaner flotation circuits and up to 1Mtpa copper concentrate capacity. Other major facilities that support the isolated operations include Maintenance workshops, heating plant, sealed airstrip and terminal, and camp facilities with up to 6,000 person capacity to accommodate current operations and the UG construction project. UG infrastructure in place includes several shafts for ore haulage, man haulage and ventilation plus a conveyor decline to surface and associated surface infrastructure. Currently sources its power under an agreement with the Inner Mongolia Power International Cooperation Company Ltd. (IMPIC), via the Mongolian National Power Transmission Grid (NPTG) authority, with Grid power from China and supplementary diesel power generation at site. Signed Tavan Tolgoi Power Plant Power Source Framework agreement in December 2018. Mines and production facilities continued Annual Report on Form 20-F 2021 | riotinto.com388

Group mines as at 31 December 2021 Copper Production properties Property Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source Escondida 30% Rio Tinto – 57.5% BHP, 10% JECO Corporation consortium comprising Mitsubishi, JX Nippon Mining and Metals (10%), 2.5% JECO 2 Ltd BHP Atacama Desert, Chile Pipeline and road to deep sea port at Coloso; road and rail 2 concentrate pipelines from mine site to port facility at Coloso, 2 desalinisation plants at Coloso port along with water treatment plant for concentrate filtrate, 2 water pipelines and 4 pump stations for freshwater supply to site, Roadway to site, rail line for supplies and cathode transport, power transport facilities to tie site to power grid, Site offices, housing, and cafeteria facilities to support employees and contractors on site, warehouse buildings and laydown facilities to support operations and projects on site Rights conferred by Government under Chilean Mining Code. Thirteen mineral rights leases with a total of 57,047 hectares. Annual tenement payments (during March per year) Production started in 1990 and since then capacity has been expanded numerous times. In 1998 first cathode was produced from the oxide leach plant, and during 2006 the sulphide leach plant was inaugurated, a year after the start of Escondida Norte pit production. During 2016, the third concentrator plant was commissioned. Two active surface open pit mines in production, Escondida and Escondida Norte with ore being processed via 3 processing options, Oxide leach, Sulfide RoM leach, or conventional flotation concentrators. Consists of a series of porphyry deposits containing copper, gold, silver, and molybdenum. Los Colorados, Laguna Seca Line 1, and Laguna Seca Line 2 Concentrators. OLAP – oxide leach facility, SL Rom leach facility and SX/EW facility. Supplied from grid under various contracts with local generating companies. Rio Tinto Kennecott Bingham Canyon 100% Rio Tinto Rio Tinto Kennecott Copper Near Salt Lake City, Utah, US Pipeline, road and rail Wholly owned – approximately 95,000 acres in total. Permit conditions are established by Utah and US Government agencies and comprise: – Environmental compliance and reporting – Closure and reclamation requirements Interest acquired in 1989. In 2012, the pushback of the south wall commenced, extending the mine life from 2018 to 2032 Open pit Porphyry and associated skarn deposits containing copper, gold, silver, and molybdenum. Copperton concentrator, Garfield smelter, refinery, and precious metals plant, assay lab and tailings storage facilities. Supply contract with Rocky Mountain Power. Oyu Tolgoi Oyu Tolgoi is TRQ’s principal and only material mineral resource property and is held through a 66% interest in Oyu Tolgoi LLC; the remaining 34% interest is held by the Government of Mongolia through Erdenes Oyu Tolgoi LLC. Rio Tinto, with other Rio Tinto affiliates, holds a 50.8% majority interest in TRQ, and is responsible for the day-to-day operational management and development of the project. Rio Tinto Khanbogd soum, Umnugovi province, Mongolia Air and road Three mining licences are 100% held by Oyu Tolgoi LLC: MV-006708 (the Manakht licence: 4,533 ha), MV-006709 (the Oyu Tolgoi licence: 8,490 ha), and MV-006710 (the Khukh Khad licence: 1,763 ha). Two further licences are held in joint venture with Entr&eacute;e Gold LLCMV-015226 (the Shivee Tolgoi Licence) and MV-015225 (the Javkhlant Licence). The licence term under the Minerals Law of Mongolia is 30 years with two 20-year extensions. First renewals are due in 2033 and 2039 for the Oyu Tolgoi and Entr&eacute;e Gold licences respectively. Investment Agreement dated 6 October 2009, between the Government of Mongolia, Oyu Tolgoi LLC, TRQ, and Rio Tinto in respect of Oyu Tolgoi (Investment Agreement). Amended and Restated Shareholders Agreement dated 8 June 2011 among Oyu Tolgoi LLC, THR Oyu Tolgoi Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.), Oyu Tolgoi Netherlands B.V. and Erdenes MGL LLC (ARSHA). Erdenes MGL LLC since transferred its shares in Oyu Tolgoi LLC and its rights and obligations under the ARSHA to its subsidiary, Erdenes Oyu Tolgoi LLC. Underground Mine Development and Financing Plan (Underground Development Plan) dated 18 May 2015, between TRQ, the Government of Mongolia, Erdenes Oyu Tolgoi LLC, THR Oyu Tolgoi Ltd., Oyu Tolgoi Netherlands B.V., Rio Tinto and Oyu Tolgoi LLC. Power Source Framework Agreement dated 31 December 2018, between the Government of Mongolia and Oyu Tolgoi LLC, including the amendment to the PSFA dated 26 June 2020. Electricity Supply Agreement dated 26 January 2022, between Southern Region Electricity Distribution Network SOSC, National Power Transmission Grid SOSC, National Dispatching Center LLC and Oyu Tolgoi LLC. In terms of key government permits, Oyu Tolgoi LLC secured a land use permit until 2035 and water use permit until 2039 as well as the mineral rights. Oyu Tolgoi was first discovered in 1996. Construction began in late 2009 after signing of an Investment Agreement with the Government of Mongolia, and first concentrate was produced in 2012. First sales of concentrate were made to Chinese customers in 2013. In 2015, Underground Development Plan was signed with Government of Mongolia. Rio Tinto continues to work with the Government of Mongolia and TRQ to finalise formal termination of the Underground Development Plan. Ore Reserves have been reported at the Oyut and Hugo North Deposits. The Oyut deposit is currently mined as an open pit using a conventional drill, blast, load, and haul method. The Hugo North deposit is currently being developed as an underground mine. Consists of a series of porphyry deposits containing copper, gold, silver, and molybdenum. One copper concentrator with a nominal feed capacity of 100ktpd currently comprising 2 SAG mills, 4 ball mills, rougher and cleaner flotation circuits and up to 1Mtpa copper concentrate capacity. Other major facilities that support the isolated operations include Maintenance workshops, heating plant, sealed airstrip and terminal, and camp facilities with up to 6,000 person capacity to accommodate current operations and the UG construction project. UG infrastructure in place includes several shafts for ore haulage, man haulage and ventilation plus a conveyor decline to surface and associated surface infrastructure. Currently sources its power under an agreement with the Inner Mongolia Power International Cooperation Company Ltd. (IMPIC), via the Mongolian National Power Transmission Grid (NPTG) authority, with Grid power from China and supplementary diesel power generation at site. Signed Tavan Tolgoi Power Plant Power Source Framework agreement in December 2018. 389Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Group mines as at 31 December 2021 Copper continued Projects Property Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source Resolution 55% Rio Tinto, 45% BHP Rio Tinto Superior, Arizona, Pinal County, US Road, rail and water pipeline from Superior to Florence, AZ Unpatented Mining Claims: Total of unpatented claims: 2,249 Total acres: 46,390 acres To hold the unpatented lode/placer mining claims we file annually with the Bureau of Land Management , a 'Notice of Intent to Hold' and a Maintenance Fee of $165.00 for each claim for the BLM. We then record the claims in the Arizona counties of Pinal and Gila at a rate of $30.00 each. Arizona State Land Department Exploration Permits: RCML have a total of 15 exploration permits with a total acreage of 4,162.89 acres. They have to be renewed once a year at a cost of either $10.00 or $20.00 per acre currently. Once we have the permits for 5 years a new permit will be applied for the acreage for that section of land. Exploration permits are only good for 5 years. Permitting: Resolution is in the permitting and study stage of the project. It is currently at the end of a multi-year process to complete its Environmental Impact Statement under the National Environmental Protection Act. Future permits will be required for operations such as air quality permits and aquifer protection permits. The Magma Vein (formerly Silver Queen) was discovered in the 1870s and underground mining continued at the Magma Mine until 1998. In 1996, the Resolution deposit was discovered via an underground drillhole directed south from the Magma Mine workings. Kennecott Exploration (Rio Tinto) entered the project in 2001 and through an exploration “earn-in” agreement became operator in 2004. Underground Porphyry copper and molybdenum deposit. Water treatment and reverse osmosis plant, historic tailings impoundments from the Magma Mine. 115kV power lines to Eat and West Plant sites with supply contract with SRP. Winu 100% Rio Tinto Rio Tinto Great Sandy Desert, Western Australia, Australia Road Exploration Licence E45/4833 hosts the deposit. Several Miscellaneous Licences cover the road access route, associated roads and the emergency-use airstrip. A Mining Lease Application (M45/1288; 7,500ha) has been surveyed and is awaiting formal approval. Annual exploration licence rental payments (annually in October). The exploration licence was granted to Rio Tinto in October 2017 and Winu was discovered in December 2017. Exploration programmes have evolved into resource definition studies since that time. The initial Inferred Mineral Resource was announced in July 2020. Winu is currently in the advanced stages of exploration and resource development. An open pit operation is planned following the receipt of full approvals for the mining operation. Primary mineralisation is copper-gold-silver mineralisation hosted within sulphide breccias and quartz veins. A supergene enrichment profile caps most of the primary mineralisation. Winu comprises a mobile exploration camp for up to 190 people, unimproved access roads and trails, and an emergency-use only gravel airstrip. Power is provided by diesel generators. La Granja 100% Rio Tinto RTX Cajamarca, Northern Peru Mountain road access only, 6hrs+ by 4x4 The present La Granja Mining Concession grants its titleholders the right to explore and exploit all existing mineral resources within the 3,900 hectares it covers. As mining operations have not yet started, a full EIA has not been required. Because of special status due to acquisition through privatisation, as well as the annual fee ($10m per year split 50:50 between federal government fees and the establishment of a social fund), RTMP’s title on it is subject to completion and delivery of a Feasibility Study, and implementation of a mine of approval of the Feasibility Study by the Peruvian Government. The agreement is scheduled to expire (delivery of FS) in 2025, however, RTMP is seeking to implement a 3 year extension to January 2028. Rio Tinto received the Mining Concession in 2005, after BHP and Cambior had returned the leases to the Peruvian Government. Numerous studies up to PFS occurred between 2005-2015. In 2015 the project was handed over to RTX and returned to Conceptual Study status. In 2017 the project was placed on care and maintenance whilst commercial options and closure and exit were evaluated by Rio Tinto. This is an exploration site. Open pit is envisaged for exploitation if the business case is positive. Porphyry and associated skarn deposits with high grade breccias. Copper with minor silver, and molybdenum. A Pre-Feasibility Study (PFS) for a Starter Case mining 15 Mt of ore per annum, with dump leach processing only, and an Order of Magnitude (OoM) study for Large Case of approximately 160 Mt of ore per annum, with mill and concentrator as well as dump leaching was completed in 2013. Currently on local grid for exploration activities (incl camp) with back up generators. An upgraded power link would be required for development of the asset. Mines and production facilities continued Annual Report on Form 20-F 2021 | riotinto.com390

Group mines as at 31 December 2021 Copper continued Projects Property Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source Resolution 55% Rio Tinto, 45% BHP Rio Tinto Superior, Arizona, Pinal County, US Road, rail and water pipeline from Superior to Florence, AZ Unpatented Mining Claims: Total of unpatented claims: 2,249 Total acres: 46,390 acres To hold the unpatented lode/placer mining claims we file annually with the Bureau of Land Management , a 'Notice of Intent to Hold' and a Maintenance Fee of $165.00 for each claim for the BLM. We then record the claims in the Arizona counties of Pinal and Gila at a rate of $30.00 each. Arizona State Land Department Exploration Permits: RCML have a total of 15 exploration permits with a total acreage of 4,162.89 acres. They have to be renewed once a year at a cost of either $10.00 or $20.00 per acre currently. Once we have the permits for 5 years a new permit will be applied for the acreage for that section of land. Exploration permits are only good for 5 years. Permitting: Resolution is in the permitting and study stage of the project. It is currently at the end of a multi-year process to complete its Environmental Impact Statement under the National Environmental Protection Act. Future permits will be required for operations such as air quality permits and aquifer protection permits. The Magma Vein (formerly Silver Queen) was discovered in the 1870s and underground mining continued at the Magma Mine until 1998. In 1996, the Resolution deposit was discovered via an underground drillhole directed south from the Magma Mine workings. Kennecott Exploration (Rio Tinto) entered the project in 2001 and through an exploration “earn-in” agreement became operator in 2004. Underground Porphyry copper and molybdenum deposit. Water treatment and reverse osmosis plant, historic tailings impoundments from the Magma Mine. 115kV power lines to Eat and West Plant sites with supply contract with SRP. Winu 100% Rio Tinto Rio Tinto Great Sandy Desert, Western Australia, Australia Road Exploration Licence E45/4833 hosts the deposit. Several Miscellaneous Licences cover the road access route, associated roads and the emergency-use airstrip. A Mining Lease Application (M45/1288; 7,500ha) has been surveyed and is awaiting formal approval. Annual exploration licence rental payments (annually in October). The exploration licence was granted to Rio Tinto in October 2017 and Winu was discovered in December 2017. Exploration programmes have evolved into resource definition studies since that time. The initial Inferred Mineral Resource was announced in July 2020. Winu is currently in the advanced stages of exploration and resource development. An open pit operation is planned following the receipt of full approvals for the mining operation. Primary mineralisation is copper-gold-silver mineralisation hosted within sulphide breccias and quartz veins. A supergene enrichment profile caps most of the primary mineralisation. Winu comprises a mobile exploration camp for up to 190 people, unimproved access roads and trails, and an emergency-use only gravel airstrip. Power is provided by diesel generators. La Granja 100% Rio Tinto RTX Cajamarca, Northern Peru Mountain road access only, 6hrs+ by 4x4 The present La Granja Mining Concession grants its titleholders the right to explore and exploit all existing mineral resources within the 3,900 hectares it covers. As mining operations have not yet started, a full EIA has not been required. Because of special status due to acquisition through privatisation, as well as the annual fee ($10m per year split 50:50 between federal government fees and the establishment of a social fund), RTMP’s title on it is subject to completion and delivery of a Feasibility Study, and implementation of a mine of approval of the Feasibility Study by the Peruvian Government. The agreement is scheduled to expire (delivery of FS) in 2025, however, RTMP is seeking to implement a 3 year extension to January 2028. Rio Tinto received the Mining Concession in 2005, after BHP and Cambior had returned the leases to the Peruvian Government. Numerous studies up to PFS occurred between 2005-2015. In 2015 the project was handed over to RTX and returned to Conceptual Study status. In 2017 the project was placed on care and maintenance whilst commercial options and closure and exit were evaluated by Rio Tinto. This is an exploration site. Open pit is envisaged for exploitation if the business case is positive. Porphyry and associated skarn deposits with high grade breccias. Copper with minor silver, and molybdenum. A Pre-Feasibility Study (PFS) for a Starter Case mining 15 Mt of ore per annum, with dump leach processing only, and an Order of Magnitude (OoM) study for Large Case of approximately 160 Mt of ore per annum, with mill and concentrator as well as dump leaching was completed in 2013. Currently on local grid for exploration activities (incl camp) with back up generators. An upgraded power link would be required for development of the asset. 391Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Group mines as at 31 December 2021 Copper continued Property Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source Simandou 45.05% Rio Tinto; 39.95% CIOH (Chinalco, Baowu, CCC Group, CRC Group);15% GoG Rio Tinto The Simandou South Mining Concession is located ~550km east-south- east of Conakry in the Republic of Guinea Approximately 850km of sealed and unsealed roads; charter flights from Conakry to Beyla airstrip well maintained, unsealed road 40km to site. Simandou South Mining Concession was ratified by the Guinea Government on 26 May 2014. The Concession duration is 25 years, renewed automatically for a further period of 25 years followed by further 10 year periods in accordance with the Guinean Mining Code. 369 km2 area. The Concession duration is 25 years, renewed automatically for a further period of 25 years followed by further 10 year periods in accordance with the Guinean Mining Code, provided Simfer has complied with its obligations under the Amended and Consolidated Basic Convention entered into with the Republic of Guinea, dated 26 May 2014. The Amended and Consolidated Basic Convention (ACdB) is still valid and provides surety of tenure. In 2012 the SEIA for the project was approved by the Republic of Guinea. A process is in place to ensure this approval is maintained. The Certificate of Compliance for the Simandou Mine SEIA is renewable on an annual basis and is currently valid until 28 January 2022. No production Open pit Supergene-enriched itabirite hosted iron ore deposits. The deposits are part of a supracrustal belt with the BIF proto-ore likely deposited in a shallow marine setting within a forearc basin. The age of deposition is considered to be between 2.7 Ga and 2.2 Ga. Run-of-mine ore is coarsely crushed at the mine site to P100 of – 80 mm through two identical primary and secondary crushing stations in a stacked arrangement. The coarsely crushed ore is then conveyed to the mine stockyard. The ore is reclaimed from the stockpiles and conveyed to the train load-out facility for loading into trains which transport materials to the port facility where it is shipped by bulk carrier to several ports in China. There it is further crushed, blended and in some instances ground to the required final product size for fines pellet feed. Other major facilities that support the isolated operations include power generation, explosives facilities, fuel and lubricants facilities, administration buildings, workshops, permanent village, etc. Current designs contemplate that power for the mine site and other areas will be supplied by a diesel- powered fuel station. However, there is a plan to connect the facility to the power grid from local operator Electricite de Guinee as well. This will require an approx. 20 km connection line to the main grid once it is available and would substantially reduce energy costs and fuel consumption. Minerals Production properties Property Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source Rio Tinto Borates – Boron 100% Rio Tinto Rio Tinto Boron, California, Kern County, United States Road and rail Land holdings include 13,493 acres (owned including mineral rights) for the mining operation, plant infrastructure, and tailings storage facility. Boron Operation currently has all State and Federal environmental and operational permits in place to continue the mining and processing operation. Regular updates to permits are ongoing. Deposit discovered in 1906, underground mining operations began in 1925, 3 underground mining operations were consolidated and the mining method switched to open pit mining in 1956. Assets were acquired by Rio Tinto in 1967. Open pit Sedimentary sequence of tincal and kernite containing interbedded claystone enveloped by facies consisting of ulexite and colemanite bearing claystone, and barren claystone. Boron Operation consists of the open pit mine, an ore crushing and conveying system, 2 process plants (Primary Process and Boric Acid Plant), Shipping facility, and tailings storage facilities. On-site co- generation units and local power grid. Rio Tinto Fer et Titane Lac Tio 100% Rio Tinto Rio Tinto Havre-Saint-Pierre, Province of Quebec, Canada Rail, road and port (St Lawrence River) A total of 6,534 hectares of licences including two mining concessions of total 609ha, granted by Province of Quebec in 1949 and 1951 which, subject to certain Mining Act restrictions, confer rights and obligations of an owner. The property is held under Quebec provincial government mining concession permits (Concession mini&egrave;re No 368 and 381). Each is of one year duration renewable as long as the mine is in operation. RTFT has also a number of claims (exclusive exploration permits) covering ilmenite occurrences in the region of the mine. These claims are renewable every 2 years. Production started 1950; interest acquired in 1989. Open pit Magmatic intrusion. Lac Tio has a crushing facility, dedicated railway, stockpile at the train terminal, ship loader, office buildings at the mine and at the terminal and waste dumps. Supplied by Hydro Quebec at regulated tariff. QIT Madagascar Minerals (80%) QIT Madagascar Minerals is 80% owned by Rio Tinto and 20% owned by the Government of Madagascar. Rio Tinto Fort-Dauphin, Madagascar Road and port Mining lease covering 56,200 hectares, granted by central government. The permit has a validity of 30 years as of 12 December 1996. Additional renewal for 10-years each period are granted at QMM’s request. An annual fee is payable to government authorities following notification at the beginning of January. Exploration project started in 1986; construction approved 2005. Ilmenite and zirsil production started 2008. QMM intends to extract ilmenite and zirsil from heavy mineral sands over an area of about 6,000 hectares along the coast over the next 40 years. Mineral sand dredging Coastal mineralised sands. QMM has an operating Dredge, Dry Mine Unit, Heavy Mineral Concentrator, Mineral Separation Plant, Port and bulk loading facilities. On-site heavy fuel oil generators; wind and solar project agreements with IPP are expected to take the asset to 50% RE by 2024. Mines and production facilities continued Annual Report on Form 20-F 2021 | riotinto.com392

Group mines as at 31 December 2021 Copper continued Property Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source Simandou 45.05% Rio Tinto; 39.95% CIOH (Chinalco, Baowu, CCC Group, CRC Group);15% GoG Rio Tinto The Simandou South Mining Concession is located ~550km east-south- east of Conakry in the Republic of Guinea Approximately 850km of sealed and unsealed roads; charter flights from Conakry to Beyla airstrip well maintained, unsealed road 40km to site. Simandou South Mining Concession was ratified by the Guinea Government on 26 May 2014. The Concession duration is 25 years, renewed automatically for a further period of 25 years followed by further 10 year periods in accordance with the Guinean Mining Code. 369 km2 area. The Concession duration is 25 years, renewed automatically for a further period of 25 years followed by further 10 year periods in accordance with the Guinean Mining Code, provided Simfer has complied with its obligations under the Amended and Consolidated Basic Convention entered into with the Republic of Guinea, dated 26 May 2014. The Amended and Consolidated Basic Convention (ACdB) is still valid and provides surety of tenure. In 2012 the SEIA for the project was approved by the Republic of Guinea. A process is in place to ensure this approval is maintained. The Certificate of Compliance for the Simandou Mine SEIA is renewable on an annual basis and is currently valid until 28 January 2022. No production Open pit Supergene-enriched itabirite hosted iron ore deposits. The deposits are part of a supracrustal belt with the BIF proto-ore likely deposited in a shallow marine setting within a forearc basin. The age of deposition is considered to be between 2.7 Ga and 2.2 Ga. Run-of-mine ore is coarsely crushed at the mine site to P100 of – 80 mm through two identical primary and secondary crushing stations in a stacked arrangement. The coarsely crushed ore is then conveyed to the mine stockyard. The ore is reclaimed from the stockpiles and conveyed to the train load-out facility for loading into trains which transport materials to the port facility where it is shipped by bulk carrier to several ports in China. There it is further crushed, blended and in some instances ground to the required final product size for fines pellet feed. Other major facilities that support the isolated operations include power generation, explosives facilities, fuel and lubricants facilities, administration buildings, workshops, permanent village, etc. Current designs contemplate that power for the mine site and other areas will be supplied by a diesel- powered fuel station. However, there is a plan to connect the facility to the power grid from local operator Electricite de Guinee as well. This will require an approx. 20 km connection line to the main grid once it is available and would substantially reduce energy costs and fuel consumption. Minerals Production properties Property Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source Rio Tinto Borates – Boron 100% Rio Tinto Rio Tinto Boron, California, Kern County, United States Road and rail Land holdings include 13,493 acres (owned including mineral rights) for the mining operation, plant infrastructure, and tailings storage facility. Boron Operation currently has all State and Federal environmental and operational permits in place to continue the mining and processing operation. Regular updates to permits are ongoing. Deposit discovered in 1906, underground mining operations began in 1925, 3 underground mining operations were consolidated and the mining method switched to open pit mining in 1956. Assets were acquired by Rio Tinto in 1967. Open pit Sedimentary sequence of tincal and kernite containing interbedded claystone enveloped by facies consisting of ulexite and colemanite bearing claystone, and barren claystone. Boron Operation consists of the open pit mine, an ore crushing and conveying system, 2 process plants (Primary Process and Boric Acid Plant), Shipping facility, and tailings storage facilities. On-site co- generation units and local power grid. Rio Tinto Fer et Titane Lac Tio 100% Rio Tinto Rio Tinto Havre-Saint-Pierre, Province of Quebec, Canada Rail, road and port (St Lawrence River) A total of 6,534 hectares of licences including two mining concessions of total 609ha, granted by Province of Quebec in 1949 and 1951 which, subject to certain Mining Act restrictions, confer rights and obligations of an owner. The property is held under Quebec provincial government mining concession permits (Concession mini&egrave;re No 368 and 381). Each is of one year duration renewable as long as the mine is in operation. RTFT has also a number of claims (exclusive exploration permits) covering ilmenite occurrences in the region of the mine. These claims are renewable every 2 years. Production started 1950; interest acquired in 1989. Open pit Magmatic intrusion. Lac Tio has a crushing facility, dedicated railway, stockpile at the train terminal, ship loader, office buildings at the mine and at the terminal and waste dumps. Supplied by Hydro Quebec at regulated tariff. QIT Madagascar Minerals (80%) QIT Madagascar Minerals is 80% owned by Rio Tinto and 20% owned by the Government of Madagascar. Rio Tinto Fort-Dauphin, Madagascar Road and port Mining lease covering 56,200 hectares, granted by central government. The permit has a validity of 30 years as of 12 December 1996. Additional renewal for 10-years each period are granted at QMM’s request. An annual fee is payable to government authorities following notification at the beginning of January. Exploration project started in 1986; construction approved 2005. Ilmenite and zirsil production started 2008. QMM intends to extract ilmenite and zirsil from heavy mineral sands over an area of about 6,000 hectares along the coast over the next 40 years. Mineral sand dredging Coastal mineralised sands. QMM has an operating Dredge, Dry Mine Unit, Heavy Mineral Concentrator, Mineral Separation Plant, Port and bulk loading facilities. On-site heavy fuel oil generators; wind and solar project agreements with IPP are expected to take the asset to 50% RE by 2024. 393Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Group mines as at 31 December 2021 Minerals continued Property Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source Richards Bay Minerals RBM is a joint venture between Rio Tinto (74%) and Blue Horizon – a consortium of investors and our Host Communities Mbonambi, Sokhulu, Mkhwanazi and Dube – which own 24%. The remaining shares are held in an employee trust. Rio Tinto Richards Bay, KwaZulu-Natal, South Africa Rail, road and port Mineral rights for Reserve 4 and Reserve 10 issued by South African State and converted to new order mining rights from 9 May 2012. Mining rights run until 8 May 2041 and covers 11,645 hectares including mined Tisand area. RBM operates in three lease areas, Tisand, Zulti North and Zulti South, by means of a notarial deed. Tisand (which contains the stockpiled tails) and Zulti North leases are held by Tisand (Pty) Ltd. In September 2012, Rio Tinto completed the acquisition of BHP Billiton’s entire interests in RBM. The acquisition resulted in Rio Tinto effectively doubling its holding (74%) in RBM. The remaining 26% of RBM is owned by a consortium of local communities and businesses (24%) and RBM employees (2%), in line with South Africa’s Broad-Based Black Economic Empowerment legislation. Production started 1977; initial interest acquired 1989. Fifth mining plant commissioned in 2000. One mining plant decommissioned in 2008. In September 2012, Rio Tinto doubled its holding in Richards Bay Minerals to 74% following the acquisition of BHP Billiton’s entire interests. Dune sand dredging Coastal mineralised sands RBM manages and operates several dredges, dry mining units, heavy mineral concentrators and a mineral separation plant. RBM also has a smelter with furnaces to produce titania slag, pig iron in addition to rutile and zircon. Contract with ESKOM. Iron Ore Company of Canada (IOC) IOC is a joint venture between Rio Tinto (58.7%), Mitsubishi (26.2%) and the Labrador Iron Ore Royalty Income Corporation (15.1%). Rio Tinto Labrador City, Province of Newfoundland and Labrador, Canada Railway and port facilities in Sept-&Icirc;les, Quebec (owned and operated by IOC) Public highway Airport Mining leases, surface rights and a tailings disposal licence are held by the Labrador Iron Ore Royalty Company (LIORC) under the Labrador Mining and Exploration Act. LIORC subleases these rights to IOC. The mining leases cover 10,356 hectares, the surface rights cover 8,805 hectares and the tailings licence covers 2,784 hectares. These subleased rights are valid until 2050. IOC also directly holds three small mining leases, but none produce saleable products. In addition to the above rights, IOC also holds a number of mineral licences, either directly or under sublease from LIORC. Several existing and valid Newfoundland and Labrador permits such as TMP Release, Tailings Disposal Licence, Approval for Asbestos Disposal Site at Main landfill Facility, Mill licence, PCB Storage Facility, Landfill, Water withdrawal and use of bodies of water, Dewatering & Excavation of Maggie Lake, Infilling of Carol Lake Lagoon and unnamed water body, Sewage System/Water Supply for Crusher Building. IOC holds also Federal Permits (Fish Habitat Compensation Agreement, Tailings Management Plan and dewatering). Interest acquired in 2000 through acquisition of North Ltd. Current operation began in 1962 and has processed over one billion tonnes of crude ore. Annual capacity 23 million tonnes of concentrate of which 12 to 13 million tonnes can be pelletised. Open pit Oxide iron (specular hematite and magnetite) Concentrator (gravity and magnetic separation circuits), Pellet plant, Warehouses, Workshops, Heating plant, Ore delivery system (crusher/conveyor and automated train system) Explosives plant, Train loadout facilities, Rail line (Labrador City to Sept-&Icirc;les), Stockyards, Shiploaders Supplied by Newfoundland and Labrador Hydro. Diavik 100% owned by Diavik Diamond Mines (2012) Inc. Diavik Diamond Mines (2012) Inc. is a Yellowknife-based Canadian subsidiary of Rio Tinto plc in London, UK Northwest Territories (NWT), Canada Air, ice road in winter Three mineral rights leases with a total acreage of 8,016 (3,244 ha). Mining leases are issued by the NWT Government. One lease was renewed in 2017 and two leases were renewed in February 2018. The new leases will expire after 21 years. Our key permit conditions are local employment, procurement and benefit sharing commitments; environmental compliance and reporting; environmental security and closure and rehabilitation planning; and payment of taxes and government royalties. Deposits discovered in 1994-95. Construction approved in 2000. Diamond production started in 2003. Fourth pipe commenced production in 2018. Mine life through 2023-25. In November 2021, Rio Tinto became the sole owner of Diavik Diamond Mine. This followed the completion of a transaction for Rio Tinto’s acquisition of the 40% share held by Dominion Diamond Mines in Diavik, following the Court of Queen’s Bench of Alberta’s approval. Open pit and underground operations (Blast-hole stoping and Sub-level Cave methods). Diamondiferous kimberlite deposit Includes processing plant and accommodation facilities onsite. On-site diesel generators; installed capacity 44MW and 9.2MW of wind capacity. Mines and production facilities continued Annual Report on Form 20-F 2021 | riotinto.com394

Group mines as at 31 December 2021 Minerals continued Property Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source Richards Bay Minerals RBM is a joint venture between Rio Tinto (74%) and Blue Horizon – a consortium of investors and our Host Communities Mbonambi, Sokhulu, Mkhwanazi and Dube – which own 24%. The remaining shares are held in an employee trust. Rio Tinto Richards Bay, KwaZulu-Natal, South Africa Rail, road and port Mineral rights for Reserve 4 and Reserve 10 issued by South African State and converted to new order mining rights from 9 May 2012. Mining rights run until 8 May 2041 and covers 11,645 hectares including mined Tisand area. RBM operates in three lease areas, Tisand, Zulti North and Zulti South, by means of a notarial deed. Tisand (which contains the stockpiled tails) and Zulti North leases are held by Tisand (Pty) Ltd. In September 2012, Rio Tinto completed the acquisition of BHP Billiton’s entire interests in RBM. The acquisition resulted in Rio Tinto effectively doubling its holding (74%) in RBM. The remaining 26% of RBM is owned by a consortium of local communities and businesses (24%) and RBM employees (2%), in line with South Africa’s Broad-Based Black Economic Empowerment legislation. Production started 1977; initial interest acquired 1989. Fifth mining plant commissioned in 2000. One mining plant decommissioned in 2008. In September 2012, Rio Tinto doubled its holding in Richards Bay Minerals to 74% following the acquisition of BHP Billiton’s entire interests. Dune sand dredging Coastal mineralised sands RBM manages and operates several dredges, dry mining units, heavy mineral concentrators and a mineral separation plant. RBM also has a smelter with furnaces to produce titania slag, pig iron in addition to rutile and zircon. Contract with ESKOM. Iron Ore Company of Canada (IOC) IOC is a joint venture between Rio Tinto (58.7%), Mitsubishi (26.2%) and the Labrador Iron Ore Royalty Income Corporation (15.1%). Rio Tinto Labrador City, Province of Newfoundland and Labrador, Canada Railway and port facilities in Sept-&Icirc;les, Quebec (owned and operated by IOC) Public highway Airport Mining leases, surface rights and a tailings disposal licence are held by the Labrador Iron Ore Royalty Company (LIORC) under the Labrador Mining and Exploration Act. LIORC subleases these rights to IOC. The mining leases cover 10,356 hectares, the surface rights cover 8,805 hectares and the tailings licence covers 2,784 hectares. These subleased rights are valid until 2050. IOC also directly holds three small mining leases, but none produce saleable products. In addition to the above rights, IOC also holds a number of mineral licences, either directly or under sublease from LIORC. Several existing and valid Newfoundland and Labrador permits such as TMP Release, Tailings Disposal Licence, Approval for Asbestos Disposal Site at Main landfill Facility, Mill licence, PCB Storage Facility, Landfill, Water withdrawal and use of bodies of water, Dewatering & Excavation of Maggie Lake, Infilling of Carol Lake Lagoon and unnamed water body, Sewage System/Water Supply for Crusher Building. IOC holds also Federal Permits (Fish Habitat Compensation Agreement, Tailings Management Plan and dewatering). Interest acquired in 2000 through acquisition of North Ltd. Current operation began in 1962 and has processed over one billion tonnes of crude ore. Annual capacity 23 million tonnes of concentrate of which 12 to 13 million tonnes can be pelletised. Open pit Oxide iron (specular hematite and magnetite) Concentrator (gravity and magnetic separation circuits), Pellet plant, Warehouses, Workshops, Heating plant, Ore delivery system (crusher/conveyor and automated train system) Explosives plant, Train loadout facilities, Rail line (Labrador City to Sept-&Icirc;les), Stockyards, Shiploaders Supplied by Newfoundland and Labrador Hydro. Diavik 100% owned by Diavik Diamond Mines (2012) Inc. Diavik Diamond Mines (2012) Inc. is a Yellowknife-based Canadian subsidiary of Rio Tinto plc in London, UK Northwest Territories (NWT), Canada Air, ice road in winter Three mineral rights leases with a total acreage of 8,016 (3,244 ha). Mining leases are issued by the NWT Government. One lease was renewed in 2017 and two leases were renewed in February 2018. The new leases will expire after 21 years. Our key permit conditions are local employment, procurement and benefit sharing commitments; environmental compliance and reporting; environmental security and closure and rehabilitation planning; and payment of taxes and government royalties. Deposits discovered in 1994-95. Construction approved in 2000. Diamond production started in 2003. Fourth pipe commenced production in 2018. Mine life through 2023-25. In November 2021, Rio Tinto became the sole owner of Diavik Diamond Mine. This followed the completion of a transaction for Rio Tinto’s acquisition of the 40% share held by Dominion Diamond Mines in Diavik, following the Court of Queen’s Bench of Alberta’s approval. Open pit and underground operations (Blast-hole stoping and Sub-level Cave methods). Diamondiferous kimberlite deposit Includes processing plant and accommodation facilities onsite. On-site diesel generators; installed capacity 44MW and 9.2MW of wind capacity. 395Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Group mines as at 31 December 2021 Minerals continued Projects Property Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source Jadar 100% Rio Tinto Rio Tinto Loznica town, Serbia Road and rail The last extension of the Jadar exploration licence expired on 14 February 2020, with no legal basis for further extension of its term. During the Feasibility Study the Project has completed the Elaborate on Resources and Reserves (declaration based on Serbian law), obtained the Certificate on Resources and Reserves on 6th January 2021 and has submitted the request for exploitation field licence (with Serbian Feasibility Study being one of the supporting documents to this request). In January 2022, the Government of Serbia cancelled the Spatial Plan for the Jadar project and required all related permits to be revoked. We remain committed to exploring all options and are reviewing the legal basis of the decision and the implications for our activities and people in Serbia. The project is governed by two main pieces of Serbian legislation: Mining Law is administered by the Ministry of Mining and Energy (MME) and Planning and Construction Law is administered by the Ministry of Construction, Transportation and Infrastructure (MCTI). The permitting process base case foresees the following: – Mine, beneficiation plant and mine surface facilities are subject to the permitting procedure of MME. – Processing plant, industrial waste landfill and infrastructure (rail, roads, power and water pipelines) are subject to the unified permitting procedure under MCTI. The Jadar deposit was discovered in 2004 by Rio Tinto Exploration geologists during a regional exploration program for borates in the Balkans. The deposit is in its majority composed of a mineral new to science named Jadarite with high concentrations of lithium and boron. Resource definition and processing workflow development and testing were conducted for over a decade. The Pre-feasibility Study (PFS) completed in July 2020 has shown that the Jadar project has the potential to produce both battery grade lithium carbonate and boric acid. Based on current estimates and subject to receiving all relevant approvals, permits and licences, first saleable production is expected to be no earlier than 2027 (previously 2026). In January 2022, the Government of Serbia cancelled the Spatial Plan for the Jadar project and required all related permits to be revoked. We remain committed to exploring all options and are reviewing the legal basis of the decision and the implications for our activities and people in Serbia. Underground mine Jadarite mineralisation is present in three broad zones containing stratiform lenses of variable thickness. These units are hosted in a much thicker gently dipping sequence mainly composed of fine-grained sediments affected by syn and post depositional faulting. The planned site layout includes a concentrator to beneficiate the primary ore, a chemical plant to produce boric acid and lithium carbonate, paste plant, water and waste treatment plants, surface waste storage (dry stack), railroad spur and warehouses for product storage and loading / unloading, and office buildings. Connected to the national electric grid. Electricity planned to be sourced from nearby hydroelectrical power plant. Energy Resources of Australia – Ranger 86.3% Rio Tinto with the remaining 13.7% held by minority shareholders Energy Resources of Australia Northern Territory, Australia Road, rail and port ERA Mining Tenure comprises two leases: the Ranger Project Area (RPA, 79 km2) which hosts the now mined out Ranger 1 and 3 and undeveloped R3 Deeps uranium deposits, and MLN1 (73 km2), which hosts the undeveloped Tier 1 Jabiluka uranium deposit. Mining tenure granted by Federal Government as per Section 41 of the Atomic Energy Act. The Authority to mine and process at Ranger is due to expire on 8 January 2021, when “ERA shall cease or suspend, as the case may be, all mining operations permitted under this Authority by 8 January 2021”. RPA – Granted under s41 of the Atomic Energy Act – Authority to process uranium expires 8 Jan 2021. Lease expires 8 Jan 2026, allowing for 5 years of rehabilitation and closure activities. MLN1 – Northern Territory Mineral Lease granted in 1982 under the NT Mining Act for an initial period of 42 years – Expires in 2024, which can be renewed by the Minister for a further period not exceeding 10 years provided ERA has complied with the NT Mining Act and the conditions of MLN1 Mining commenced 1981. Interest acquired through acquisition of North 2000. Open pit mining ended 2012, since then ERA has been processing ore stockpiles. Processing of uranium ore finished on 8 January 2021 with the expiry of the RPA authority to mine and process uranium ore. Remaining reserves and resources within the RPA (including the Ranger 3 Deeps) were extinguished in accordance with JORC RPEEE guidelines, leaving only the Jabiluka resource as ERA's remaining asset. Activities are now focused on Closure and Rehabilitation of the Ranger minesite. Since commencing processing in 1982, Ranger mine has produced over 132,000 tonnes of uranium oxide. Hard rock Open cut/ Stockpile Paleo-Proterozoic, structurally-hosted “unconformity- type” uraninite. Crushing (primary, secondary and tertiary crushing circuits); Grinding plant; Leaching circuit; Counter Current Decant circuit; solvent extraction circuit; precipitation, drying and packing circuit; Neutralisation and tailings disposal system. On-site diesel generation. Mines and production facilities continued Annual Report on Form 20-F 2021 | riotinto.com396

Group mines as at 31 December 2021 Minerals continued Projects Property Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source Jadar 100% Rio Tinto Rio Tinto Loznica town, Serbia Road and rail The last extension of the Jadar exploration licence expired on 14 February 2020, with no legal basis for further extension of its term. During the Feasibility Study the Project has completed the Elaborate on Resources and Reserves (declaration based on Serbian law), obtained the Certificate on Resources and Reserves on 6th January 2021 and has submitted the request for exploitation field licence (with Serbian Feasibility Study being one of the supporting documents to this request). In January 2022, the Government of Serbia cancelled the Spatial Plan for the Jadar project and required all related permits to be revoked. We remain committed to exploring all options and are reviewing the legal basis of the decision and the implications for our activities and people in Serbia. The project is governed by two main pieces of Serbian legislation: Mining Law is administered by the Ministry of Mining and Energy (MME) and Planning and Construction Law is administered by the Ministry of Construction, Transportation and Infrastructure (MCTI). The permitting process base case foresees the following: – Mine, beneficiation plant and mine surface facilities are subject to the permitting procedure of MME. – Processing plant, industrial waste landfill and infrastructure (rail, roads, power and water pipelines) are subject to the unified permitting procedure under MCTI. The Jadar deposit was discovered in 2004 by Rio Tinto Exploration geologists during a regional exploration program for borates in the Balkans. The deposit is in its majority composed of a mineral new to science named Jadarite with high concentrations of lithium and boron. Resource definition and processing workflow development and testing were conducted for over a decade. The Pre-feasibility Study (PFS) completed in July 2020 has shown that the Jadar project has the potential to produce both battery grade lithium carbonate and boric acid. Based on current estimates and subject to receiving all relevant approvals, permits and licences, first saleable production is expected to be no earlier than 2027 (previously 2026). In January 2022, the Government of Serbia cancelled the Spatial Plan for the Jadar project and required all related permits to be revoked. We remain committed to exploring all options and are reviewing the legal basis of the decision and the implications for our activities and people in Serbia. Underground mine Jadarite mineralisation is present in three broad zones containing stratiform lenses of variable thickness. These units are hosted in a much thicker gently dipping sequence mainly composed of fine-grained sediments affected by syn and post depositional faulting. The planned site layout includes a concentrator to beneficiate the primary ore, a chemical plant to produce boric acid and lithium carbonate, paste plant, water and waste treatment plants, surface waste storage (dry stack), railroad spur and warehouses for product storage and loading / unloading, and office buildings. Connected to the national electric grid. Electricity planned to be sourced from nearby hydroelectrical power plant. Energy Resources of Australia – Ranger 86.3% Rio Tinto with the remaining 13.7% held by minority shareholders Energy Resources of Australia Northern Territory, Australia Road, rail and port ERA Mining Tenure comprises two leases: the Ranger Project Area (RPA, 79 km2) which hosts the now mined out Ranger 1 and 3 and undeveloped R3 Deeps uranium deposits, and MLN1 (73 km2), which hosts the undeveloped Tier 1 Jabiluka uranium deposit. Mining tenure granted by Federal Government as per Section 41 of the Atomic Energy Act. The Authority to mine and process at Ranger is due to expire on 8 January 2021, when “ERA shall cease or suspend, as the case may be, all mining operations permitted under this Authority by 8 January 2021”. RPA – Granted under s41 of the Atomic Energy Act – Authority to process uranium expires 8 Jan 2021. Lease expires 8 Jan 2026, allowing for 5 years of rehabilitation and closure activities. MLN1 – Northern Territory Mineral Lease granted in 1982 under the NT Mining Act for an initial period of 42 years – Expires in 2024, which can be renewed by the Minister for a further period not exceeding 10 years provided ERA has complied with the NT Mining Act and the conditions of MLN1 Mining commenced 1981. Interest acquired through acquisition of North 2000. Open pit mining ended 2012, since then ERA has been processing ore stockpiles. Processing of uranium ore finished on 8 January 2021 with the expiry of the RPA authority to mine and process uranium ore. Remaining reserves and resources within the RPA (including the Ranger 3 Deeps) were extinguished in accordance with JORC RPEEE guidelines, leaving only the Jabiluka resource as ERA's remaining asset. Activities are now focused on Closure and Rehabilitation of the Ranger minesite. Since commencing processing in 1982, Ranger mine has produced over 132,000 tonnes of uranium oxide. Hard rock Open cut/ Stockpile Paleo-Proterozoic, structurally-hosted “unconformity- type” uraninite. Crushing (primary, secondary and tertiary crushing circuits); Grinding plant; Leaching circuit; Counter Current Decant circuit; solvent extraction circuit; precipitation, drying and packing circuit; Neutralisation and tailings disposal system. On-site diesel generation. 397Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Group mines as at 31 December 2021 Aluminium Production properties Property Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source CBG Sangaredi Rio Tinto Group 22.95%, Guinean Government 49%, Alcoa 22.95%, Dadco Investments Limited 5.1% La Compagnie des Bauxites de Guin&eacute;e Sangaredi, Guinea Road, air and port. Sangaredi-Kamsar railway (leasing rail infrastructure from ANAIM, wholly-owned by Government of Guinea). Mining concession expires in 2040. Leases comprise 2,939 km2. The obligations of CBG relative to health and safety of workers and to the environment and to the rehabilitation of mined out areas are subject to the Mining Code (2011) and Environmental Code of the Republic of Guinea. CBG is a JV created in 1963 and is registered in US (Delaware). Bauxite mining commenced in 1973. Shareholders are 51% Halco and 49% Government of Guinea. Rio Tinto holds a 45% interest in Halco. Expansion of the CBG bauxite mine, processing plant, port facility and associated infrastructure is currently near completion with ramp up to 18.5 million tonnes per annum underway. In 2015, CBG entered into an agreement to share the rail infrastructure in Multi-User Operation Agreement (MUOA) with other bauxite companies, GAC (EGA) and COBAD (RUSAL). Open cut Bauxite The Sangaredi site is an open cut mine including the following operations: stripping, drilling, blasting, loading, hauling. Then, the bauxite is transported by railway cars approximately 135 km away from Sangaredi to Kamsar. In Kamsar, the installations include the following assets: locomotive repair shop, railway cars unloader, primary crusher, secondary crusher, scrubbers, conveyors, stacker, reclaimer, bauxite dryers, dry bauxite storage, bauxite sampling tower, power house, wharf, ship loader, etc. The crushing plant is used only to reduce oversize material – no screening required. Four bauxite dryers are installed in order to reduce the moisture content of the bauxite before shipping. On-site generation (fuel oil). Gove 100% Rio Tinto Rio Tinto through Rio Tinto Alumina Gove P/L Gove, Northern Territory, Australia Road, air and port All leases were renewed in 2011 for a further period of 42 years. The residue disposal area is leased from the Arnhem Land Aboriginal Land Trust. The Northern Territory government is the lessor of the balance of the leases; however, on expiry of the 42-year renewed term, the land subject to the balances of the leases will all vest to the Arnhem Land Aboriginal Land Trust. Leases comprise 233.5 km2. Key permit conditions are prescribed by the Northern Territory Government in the form of a Mine Management Plan (MMP). The current MMP runs for a period of 12 years, until 2031, and authorises all activities at the operation. Lease payments are prescribed by the terms of the relevant leases. Bauxite mining commenced in 1970, feeding both the Gove refinery and export market, capped at two million tonnes per annum. Bauxite export ceased in 2006 with feed intended for the expanded Gove refinery. Bauxite exports recommenced in 2008 and will increase in the coming years following the curtailment of the refinery production in 2014 and permanent shut decision made by the Board of Rio Tinto in October 2017. Current annual production capacity is 12.5 million tonnes on a dry basis Open cut Bauxite Crushing plant only to reduce oversize material – no screening required. On-site diesel fired power station. Mines and production facilities continued Annual Report on Form 20-F 2021 | riotinto.com398

Group mines as at 31 December 2021 Aluminium Production properties Property Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source CBG Sangaredi Rio Tinto Group 22.95%, Guinean Government 49%, Alcoa 22.95%, Dadco Investments Limited 5.1% La Compagnie des Bauxites de Guin&eacute;e Sangaredi, Guinea Road, air and port. Sangaredi-Kamsar railway (leasing rail infrastructure from ANAIM, wholly-owned by Government of Guinea). Mining concession expires in 2040. Leases comprise 2,939 km2. The obligations of CBG relative to health and safety of workers and to the environment and to the rehabilitation of mined out areas are subject to the Mining Code (2011) and Environmental Code of the Republic of Guinea. CBG is a JV created in 1963 and is registered in US (Delaware). Bauxite mining commenced in 1973. Shareholders are 51% Halco and 49% Government of Guinea. Rio Tinto holds a 45% interest in Halco. Expansion of the CBG bauxite mine, processing plant, port facility and associated infrastructure is currently near completion with ramp up to 18.5 million tonnes per annum underway. In 2015, CBG entered into an agreement to share the rail infrastructure in Multi-User Operation Agreement (MUOA) with other bauxite companies, GAC (EGA) and COBAD (RUSAL). Open cut Bauxite The Sangaredi site is an open cut mine including the following operations: stripping, drilling, blasting, loading, hauling. Then, the bauxite is transported by railway cars approximately 135 km away from Sangaredi to Kamsar. In Kamsar, the installations include the following assets: locomotive repair shop, railway cars unloader, primary crusher, secondary crusher, scrubbers, conveyors, stacker, reclaimer, bauxite dryers, dry bauxite storage, bauxite sampling tower, power house, wharf, ship loader, etc. The crushing plant is used only to reduce oversize material – no screening required. Four bauxite dryers are installed in order to reduce the moisture content of the bauxite before shipping. On-site generation (fuel oil). Gove 100% Rio Tinto Rio Tinto through Rio Tinto Alumina Gove P/L Gove, Northern Territory, Australia Road, air and port All leases were renewed in 2011 for a further period of 42 years. The residue disposal area is leased from the Arnhem Land Aboriginal Land Trust. The Northern Territory government is the lessor of the balance of the leases; however, on expiry of the 42-year renewed term, the land subject to the balances of the leases will all vest to the Arnhem Land Aboriginal Land Trust. Leases comprise 233.5 km2. Key permit conditions are prescribed by the Northern Territory Government in the form of a Mine Management Plan (MMP). The current MMP runs for a period of 12 years, until 2031, and authorises all activities at the operation. Lease payments are prescribed by the terms of the relevant leases. Bauxite mining commenced in 1970, feeding both the Gove refinery and export market, capped at two million tonnes per annum. Bauxite export ceased in 2006 with feed intended for the expanded Gove refinery. Bauxite exports recommenced in 2008 and will increase in the coming years following the curtailment of the refinery production in 2014 and permanent shut decision made by the Board of Rio Tinto in October 2017. Current annual production capacity is 12.5 million tonnes on a dry basis Open cut Bauxite Crushing plant only to reduce oversize material – no screening required. On-site diesel fired power station. 399Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Group mines as at 31 December 2021 Aluminium continued Property Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source MRN Porto Trombetas MRN’s shareholders are: Rio Tinto (12%), Vale (40%), Hydro (5%), South 32 (14.8%), CBA (Companhia Brasileira de Alum&iacute;nio 10%) and Alcoa (18.2%). *Alcoa’s 18.2% is comprised of Alcoa Alum&iacute;nio (8.58%), AWA Brasil (4.62%) and AWA LLC (5%), each a subsidiary of Alcoa (10%). MRN is a non-managed JV. All decisions are approved by shareholders BoD Porto Trombetas, Para, Brazil Air or port Mining concession granted by Brazilian Mining Agency (ANM), following the Brazilian mining code with no expiration date. The current 44 MRN mining leases cover 22 major plateaus, which spread across 143,000 hectares and all of them have the status of a mining concession. With the exception of concessions from Amazonas State, the MRN mining leases are within the Sarac&aacute;-Taquera National Forest, a preservation environmental area. However, the right of mining is preserved initially by the Federal law which created the National Forest (that is subsequent to mining concessions), as well by the management plan, which acknowledges a formal mining zone within the confines of the National Forest. Environmental licensing is granted by Brazilian Environmental Agency (IBAMA) up to 2026 for East Zone. For West Zone it will require new licensing from 2027 to 2048. Mineral extraction commenced in 1979. Initial production capacity 3.4 million tonnes annually. From 2003, production capacity up to 16.3 million tonnes per year on a dry basis. Due to market and tailings facilities restrictions, the planned production 12.5Mtpa on dry basis (up to 2038). The planned production from 2039 to 2048 is 15Mtpa. Open cut Consists of a series of bauxite tabular deposits with 2 mining plan sequencing: East Zone (1979 – 2026) and West Zone (2027-2048) The beneficiation process is formed by a primary crusher, conveyors, scrubbers, secondary crushers, screenings, hydrocyclones and vacuum filters. The superfines tailings are pumped to a tailing system facility. On-site generation fuel oil + diesel). Weipa/Ely 100% Rio Tinto Rio Tinto through Rio Tinto Alumina Weipa P/L Weipa, Queensland, Australia Road, air and port The Queensland Government Comalco (ML7024) lease expires in 2042 with an option of a 21-year extension, then two years’ notice of termination; the Queensland Government Alcan lease (ML7031) expires in 2048 with a 21-year right of renewal with a two-year notice period. Leases comprise 2,716.9 km2 ML7024 = 1340.8 km2; ML7031 = 1376.1 km2. This property with the associated 2 leases, includes the deposits known as Andoom, East Weipa, Amrun, Norman Creek and North of Weipa. The respective leases are subject to the Comalco Agreement Act (Comalco Agreement) and Alcan Agreement Act (Alcan Agreement); the relevant State Agreements for the Weipa operations. Key permit conditions are prescribed by the Queensland Government in the relevant Environmental Authority applicable to each lease (ML7024 and ML7031, respectively). Lease payments are subject to the terms of the leases and the respective State Agreements. Bauxite mining commenced in 1961 at Weipa. Major upgrade completed in 1998. Rio Tinto interest increased from 72.4% to 100% in 2000. In 1997, Ely Bauxite Mining Project Agreement signed with local Aboriginal land owners. Bauxite Mining and Exchange Agreement signed in 1998 with Comalco to allow for extraction of ore at Ely. The Western Cape Communities Co-Existence Agreement, an Indigenous Land Use Agreement, was signed in 2001. Following the ramp up to full production of Amrun the current annual production of the Weipa mine is 35.5 million tonnes. Open cut Bauxite Andoom, East Weipa and Amrun – wet crushing and screening plants to remove ultra fine proportion. On-site generation (diesel) supplemented by a solar generation facility. Mines and production facilities continued Annual Report on Form 20-F 2021 | riotinto.com400

Group mines as at 31 December 2021 Aluminium continued Property Ownership Operator Location Access and Infrastructure Title/lease/acreage Key permit conditions History Property description / type of mine Type of mineralisation Processing plants and other available facilities Power source MRN Porto Trombetas MRN’s shareholders are: Rio Tinto (12%), Vale (40%), Hydro (5%), South 32 (14.8%), CBA (Companhia Brasileira de Alum&iacute;nio 10%) and Alcoa (18.2%). *Alcoa’s 18.2% is comprised of Alcoa Alum&iacute;nio (8.58%), AWA Brasil (4.62%) and AWA LLC (5%), each a subsidiary of Alcoa (10%). MRN is a non-managed JV. All decisions are approved by shareholders BoD Porto Trombetas, Para, Brazil Air or port Mining concession granted by Brazilian Mining Agency (ANM), following the Brazilian mining code with no expiration date. The current 44 MRN mining leases cover 22 major plateaus, which spread across 143,000 hectares and all of them have the status of a mining concession. With the exception of concessions from Amazonas State, the MRN mining leases are within the Sarac&aacute;-Taquera National Forest, a preservation environmental area. However, the right of mining is preserved initially by the Federal law which created the National Forest (that is subsequent to mining concessions), as well by the management plan, which acknowledges a formal mining zone within the confines of the National Forest. Environmental licensing is granted by Brazilian Environmental Agency (IBAMA) up to 2026 for East Zone. For West Zone it will require new licensing from 2027 to 2048. Mineral extraction commenced in 1979. Initial production capacity 3.4 million tonnes annually. From 2003, production capacity up to 16.3 million tonnes per year on a dry basis. Due to market and tailings facilities restrictions, the planned production 12.5Mtpa on dry basis (up to 2038). The planned production from 2039 to 2048 is 15Mtpa. Open cut Consists of a series of bauxite tabular deposits with 2 mining plan sequencing: East Zone (1979 – 2026) and West Zone (2027-2048) The beneficiation process is formed by a primary crusher, conveyors, scrubbers, secondary crushers, screenings, hydrocyclones and vacuum filters. The superfines tailings are pumped to a tailing system facility. On-site generation fuel oil + diesel). Weipa/Ely 100% Rio Tinto Rio Tinto through Rio Tinto Alumina Weipa P/L Weipa, Queensland, Australia Road, air and port The Queensland Government Comalco (ML7024) lease expires in 2042 with an option of a 21-year extension, then two years’ notice of termination; the Queensland Government Alcan lease (ML7031) expires in 2048 with a 21-year right of renewal with a two-year notice period. Leases comprise 2,716.9 km2 ML7024 = 1340.8 km2; ML7031 = 1376.1 km2. This property with the associated 2 leases, includes the deposits known as Andoom, East Weipa, Amrun, Norman Creek and North of Weipa. The respective leases are subject to the Comalco Agreement Act (Comalco Agreement) and Alcan Agreement Act (Alcan Agreement); the relevant State Agreements for the Weipa operations. Key permit conditions are prescribed by the Queensland Government in the relevant Environmental Authority applicable to each lease (ML7024 and ML7031, respectively). Lease payments are subject to the terms of the leases and the respective State Agreements. Bauxite mining commenced in 1961 at Weipa. Major upgrade completed in 1998. Rio Tinto interest increased from 72.4% to 100% in 2000. In 1997, Ely Bauxite Mining Project Agreement signed with local Aboriginal land owners. Bauxite Mining and Exchange Agreement signed in 1998 with Comalco to allow for extraction of ore at Ely. The Western Cape Communities Co-Existence Agreement, an Indigenous Land Use Agreement, was signed in 2001. Following the ramp up to full production of Amrun the current annual production of the Weipa mine is 35.5 million tonnes. Open cut Bauxite Andoom, East Weipa and Amrun – wet crushing and screening plants to remove ultra fine proportion. On-site generation (diesel) supplemented by a solar generation facility. 401Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Group smelters and refineries (Rio Tinto’s interest 100% unless otherwise shown) Smelter/refinery Location Title/lease Plant type / Product Capacity (based on 100% ownership) Aluminium Alma Alma, Quebec, Canada 100% freehold Aluminium smelter producing aluminium rod, t-foundry, molten metal, high purity, remelt 473,000 tonnes per year aluminium Alouette (40%) Sept-&Icirc;les, Quebec, Canada 100% freehold Aluminium smelter producing aluminium high purity, remelt 622,000 tonnes per year aluminium Arvida Saguenay, Quebec, Canada 100% freehold Aluminium smelter producing aluminium billet, molten metal, remelt 174,000 tonnes per year aluminium Arvida AP60 Saguenay, Quebec, Canada 100% freehold Aluminium smelter producing aluminium high purity, remelt 60,000 tonnes per year aluminium B&eacute;cancour (25.1%) B&eacute;cancour, Quebec, Canada 100% freehold Aluminium smelter producing aluminium slab, billet, t-foundry, remelt, molten metal 454,000 tonnes per year aluminium Bell Bay Bell Bay, Northern Tasmania, Australia 100% freehold Aluminium smelter producing aluminium slab, molten metal, small form and t-foundry, remelt 195,000 tonnes per year aluminium Boyne Smelters (59.4%) Boyne Island, Queensland, Australia 100% freehold Aluminium smelter producing aluminium billet, EC grade, small form and t-foundry, remelt 584,000 tonnes per year aluminium ELYSIS (48.24%) Saguenay, Quebec, Canada 100% freehold Aluminium zero-carbon smelting pilot cell producing aluminium high purity 275 tonnes per year aluminium Grande-Baie Saguenay, Quebec, Canada 100% freehold Aluminium smelter producing aluminium slab, molten metal, high purity, remelt 233,000 tonnes per year aluminium ISAL Reykjavik, Iceland 100% freehold Aluminium smelter producing aluminium remelt, billet 212,000 tonnes per year aluminium Jonqui&egrave;re (Vaudreuil) Jonqui&egrave;re, Quebec, Canada 100% freehold Smelter grade alumina 1,560,000 tonnes per year alumina Kitimat Kitimat, British Columbia, Canada 100% freehold Aluminium smelter producing aluminium slab, remelt, high purity 432,000 tonnes per year aluminium Laterri&egrave;re Saguenay, Quebec, Canada 100% freehold Aluminium smelter producing aluminium slab, remelt, molten metal 257,000 tonnes per year aluminium Queensland Alumina (80%) Gladstone, Queensland, Australia 73.3% freehold; 26.7% leasehold (of which more than 80% expires in 2026 and after) Refinery producing alumina 3,950,000 tonnes per year alumina S&atilde;o Luis (Alumar) (10%) S&atilde;o Luis, Maranh&atilde;o, Brazil 100% freehold Refinery producing alumina 3,830,000 tonnes per year alumina Sohar (20%) Sohar, Oman 100% leasehold (expiring 2039) Aluminium smelter producing aluminium, high purity, remelt 395,000 tonnes per year aluminium Tiwai Point (New Zealand Aluminium Smelters) (79.4%) Invercargill, Southland, New Zealand 19.6% freehold; 80.4% leasehold (expiring in 2029 and use of certain Crown land) Aluminium smelter producing aluminium billet, slab, small form foundry, high purity, remelt 373,000 tonnes per year aluminium Tomago (51.6%) Tomago, New South Wales, Australia 100% freehold Aluminium smelter producing aluminium billet, slab, remelt 590,000 tonnes per year aluminium Yarwun Gladstone, Queensland, Australia 97% freehold; 3% leasehold (expiring 2101 and after) Refinery producing alumina 3,250,000 tonnes per year alumina Copper Rio Tinto Kennecott Magna, Salt Lake City, Utah, US 100% freehold Flash smelting furnace/Flash convertor furnace copper refinery and precious metals plant 335,000 tonnes per year refined copper Mines and production facilities continued Annual Report on Form 20-F 2021 | riotinto.com402

Group smelters and refineries (Rio Tinto’s interest 100% unless otherwise shown) Smelter/refinery Location Title/lease Plant type / Product Capacity (based on 100% ownership) Minerals Boron California, United States 100% freehold Borates refinery 576,000 tonnes per year boric oxide IOC Pellet plant (58.7%) Labrador City, Province of Newfoundland and Labrador, Canada 100% freehold (asset), 100% freehold (land) under sublease from Labrador Iron Ore Royalty Corporation for life of mine. Pellet induration furnaces producing multiple iron ore pellet types 13.5 million tonnes per year pellet Richards Bay Minerals (74%) Richards Bay, South Africa 100% freehold Ilmenite smelter 1,050,000 tonnes per year titanium dioxide slag, 565,000 tonnes per year iron Rio Tinto Fer et Titane Sorel Plant Sorel-Tracy, Quebec, Canada 100% freehold Ilmenite smelter 1,300,000 tonnes per year titanium dioxide slag, 1,000,000 tonnes per year iron 403Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Group power plants (Rio Tinto’s interest 100% unless otherwise shown) Power plant Location Title/lease Plant type / Product Capacity (based on 100% ownership) Iron Ore Cape Lambert power station (67%) Cape Lambert, Western Australia, Australia Lease Two LM6000PS gas-fired turbines 80MW Paraburdoo power station Paraburdoo, Western Australia, Australia Lease Three LM6000PC gas-fired turbines 120MW West Angelas power station (67%) West Angelas, Western Australia, Australia Miscellaneous licence Two LM6000PF dual-fuel turbines 80MW Yurralyi Maya power station (84.2%) Dampier, Western Australia, Australia Miscellaneous licence Four LM6000PD gas-fired turbines One LM6000PF gas-fired turbine (dual-fuel potential) 200MW Aluminium Amrun power station Amrun, Australia 100% leasehold Diesel generation 24MW Gladstone power station (42%) Gladstone, Queensland, Australia 100% freehold Thermal power station 1,680MW Gove power station Nhulunbuy, Northern Territory, Australia 100% leasehold Diesel generation 24MW Kemano power station Kemano, British Columbia, Canada 100% freehold Hydroelectric power 896MW Quebec power stations Saguenay, Quebec, Canada (Chute-&agrave;-Caron, Chute-&agrave;-la- Savane, Chute-des-Passes, Chute-du-Diable, Isle- Maligne, Shipshaw) 100% freehold (certain facilities leased from Quebec Government until 2058 pursuant to Peribonka Lease) Hydroelectric power 3,147MW Weipa power stations and solar generation facility Lorim Point, Andoom, and Weipa, Australia 100% leasehold Diesel generation supplemented by solar generation facility 38MW Yarwun alumina refinery co-generation plant Gladstone, Queensland, Australia 100% freehold Gas turbine and heat recovery steam generator 160MW Mines and production facilities continued Annual Report on Form 20-F 2021 | riotinto.com404

Group power plants (Rio Tinto’s interest 100% unless otherwise shown) Power plant Location Title/lease Plant type / Product Capacity (based on 100% ownership) Copper Rio Tinto Kennecott power stations Salt Lake City, Utah, US 100% freehold Thermal power station 75MW Steam turbine running off waste heat boilers at the copper smelter 31.8MW Combined heat and power plant supplying steam to the copper refinery 6.2MW Minerals Boron co-generation plant Boron, California, US 100% freehold Co-generation uses natural gas to generate steam and electricity, used to run Boron’s refining operations 48MW Energy Resources of Australia (Rio Tinto: 86.3%) Ranger Mine, Jabiru, Northern Territory, Australia Lease Five diesel generator sets rated at 5.17MW; one diesel generator set rated at 2MW; four additional diesel generator sets rated at 2MW 35.8MW IOC power station Sept-&Icirc;les, Quebec, Canada Statutory grant Hydroelectric power 22MW QMM power plant Fort Dauphin, Madagascar 100% freehold Diesel generation 24MW 405Annual Report on Form 20-F 2021 | riotinto.com Production, Mineral Reserves, Mineral Resources and Operations

Additional information Independent limited assurance report 407 Shareholder information 410 US disclosure 418 Metal prices and exchange rates 430 Contact details 431 Cautionary statement about forward-looking statements 432 Annual Report on Form 20-F 2021 | riotinto.com406

©2022 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation Independent Reasonable and Limited Assurance Report of KPMG (KPMG Australia) to the Directors of Rio Tinto plc and Rio Tinto Limited Assured Sustainability Information and GHG Emissions data The Assured Sustainability Information is summarised below: &#61607; Rio Tinto’s assertion that it has incorporated the requirements of the International Council on Mining and Metals (ICMM) 10 Principles for sustainable development, and the mandatory requirements set out in the ICMM Position Statements, into its own policies, strategies and standards. &#61607; Rio Tinto’s assertions regarding the approach it has adopted to identify and prioritise its material sustainable development risks and opportunities set out in the Sustainability sections of the Rio Tinto Annual Report 2021, the Rio Tinto Strategic Report 2021 and the Rio Tinto Sustainability Fact Book 2021. &#61607; Rio Tinto’s assertions regarding the existence and status of implementation of systems and approaches used to manage the following selected sustainable development risk areas: - Health, safety and wellbeing - Business integrity and governance - Climate change - Local community relations - Cultural and heritage site management - Water management &#61607; The following Rio Tinto performance data related to the selected sustainable development risk areas: - Fatalities at managed operations - All injury frequency rate (AIFR) - Lost time injury frequency rate (LTIFR) - Number of lost time injuries (LTIs) - New cases of occupational illness - Number of cases reported to the Business Conduct Office - GHG emissions intensity (equity basis) - Total energy (100% managed basis) - Total Scope 3 emissions (equity basis) - Community contributions - Cultural heritage disclosures - Tier 1 Water Target performance data and assertions The GHG Emissions data is Rio Tinto’s total GHG emissions (equity basis) disclosed in the Sustainability sections of the Rio Tinto Annual Report 2021, the Rio Tinto Strategic Report 2021 and the Rio Tinto Sustainability Fact Book 2021. Our assurance does not extend to information in respect of earlier periods or to any other information included in the Sustainability sections of the Rio Tinto Annual Report 2021, the Rio Tinto Strategic Report 2021 and the Rio Tinto Sustainability Fact Book 2021 for the year ended 31 December 2021. Reporting Criteria The Reporting Criteria used for the reporting of the Assured Sustainability Information and GHG Emissions data are the ICMM Sustainable Development Framework: ICMM Principles (Revised 2015) and the definitions and approaches within the basis of reporting glossary presented on Rio Tinto’s website at riotinto.com/reports. CONCLUSION a) Assured Sustainability Information – Limited assurance Based on the evidence we obtained from the procedures performed, we are not aware of any material misstatements in the Assured Sustainability Information presented in the Sustainability sections of the Rio Tinto Annual Report 2021, the Rio Tinto Strategic Report 2021 and the Rio Tinto Sustainability Fact Book 2021 for the year ended 31 December 2021, which has been prepared by Rio Tinto plc and Rio Tinto Limited (together Rio Tinto) in accordance with the Reporting Criteria. b) GHG Emissions – Reasonable assurance In our opinion, in all material respects, Rio Tinto’s total Greenhouse Gas (GHG) emissions (equity basis) of 31.1 MtCO2-e (Scope 1 and 2) presented in the Sustainability sections of the Rio Tinto Annual Report 2021, the Rio Tinto Strategic Report 2021 and the Rio Tinto Sustainability Fact Book 2021 for the year ended 31 December 2021, has been prepared by Rio Tinto in accordance with the Reporting Criteria. 407Annual Report on Form 20-F 2021 | riotinto.com

©2022 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation Independent Reasonable and Limited Assurance Report of KPMG (KPMG Australia) to the Directors of Rio Tinto plc and Rio Tinto Limited Basis for Conclusion We conducted our work in accordance with International Standard on Assurance Engagements ISAE 3000 (Revised) Assurance Engagements other than Audits and Reviews of Historical Financial Information and in respect of greenhouse gas emissions, International Standard on Assurance Engagements ISAE 3410 Assurance Engagements on Greenhouse Gas Statements issued by the International Auditing and Assurance Standards Board (Standards). In gathering evidence for our conclusions, our assurance procedures comprised: &#61607; enquiries with relevant Rio Tinto personnel to understand and evaluate the design and implementation of the key systems, processes and internal controls relevant to the Assured Sustainability Information and GHG Emissions data; &#61607; analytical procedures over the Assured Sustainability Information and GHG Emissions data; &#61607; risk analysis to validate the completeness of Rio Tinto’s materiality assessment; &#61607; substantively tested performance data within the Assured Sustainability Information, on a sample basis at corporate and operational level, which included testing a selection of six operations including Oyu Tolgoi Operations, Oyu Tolgoi Underground Project, Tom Price and Marandoo, Boyne Smelters Limited, Quebec Operations (Grande Baie and Laterriere), and Rio Tinto Fer et Titane; &#61607; substantively tested the GHG Emissions data, on a sample basis at corporate and operational level, which included testing a selection of eleven operations including Boyne Smelters Limited, Quebec Operations (Grande Baie, Laterriere, AP40, Avida, AP60 and Strathcona), Gladstone Power Station, Queensland Alumina Limited, Tomago, Yarwun, Bell Bay, Kitimat and Kemano, New Zealand Aluminium Smelters, Escondida, and Richards Bay Minerals; &#61607; evaluated the design and effectiveness of controls implemented by the Rio Tinto Health, Safety and Environment (HSE) Services reporting function over the Assured Sustainability Information and GHG Emissions data; &#61607; assessed Rio Tinto’s incorporation of the requirements of the ICMM 10 Principles for sustainable development, and the mandatory requirements set out in the ICMM Position Statements, into its own policies, strategies and standards; and &#61607; reviewed the Rio Tinto Annual Report 2021, the Rio Tinto Strategic Report 2021 and the Rio Tinto Sustainability Fact Book 2021 in its entirety to ensure they are consistent with our overall knowledge of Rio Tinto. In accordance with the Standards we have: &#61607; used our professional judgement to plan and perform the engagement to obtain limited assurance that we are not aware of any material misstatements in the Assured Sustainability Information, whether due to fraud or error; &#61607; used our professional judgement to plan and perform the engagement to obtain reasonable assurance that we are not aware of any material misstatements in the GHG Emissions data, whether due to fraud or error; &#61607; considered relevant internal controls when designing our assurance procedures, however we do not express a conclusion on their effectiveness; and &#61607; ensured that the engagement team possess the appropriate knowledge, skills and professional competencies. How the Standard Defines Reasonable Assurance, Limited Assurance and Material Misstatement The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Reasonable assurance is a high level of assurance, but is not a guarantee that it will always detect a material misstatement when it exists. Misstatements, including omissions, are considered material if, individually or in the aggregate, they could reasonably be expected to influence relevant decisions of the Directors of Rio Tinto. Use of this Assurance Report This report has been prepared for the Directors of Rio Tinto for the purpose of providing an assurance conclusion on the Assured Sustainability Information and GHG Emissions data and may not be suitable for another purpose. We disclaim any assumption of responsibility for any reliance on this report, to any person other than the Directors of Rio Tinto, or for any other purpose than that for which it was prepared. Annual Report on Form 20-F 2021 | riotinto.com408

©2022 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation. Liability limited by a scheme approved under Professional Standards Legislation Independent Reasonable and Limited Assurance Report of KPMG (KPMG Australia) to the Directors of Rio Tinto plc and Rio Tinto Limited Management’s responsibility Management are responsible for: &#61607; determining that the Reporting Criteria is appropriate to meet their needs; &#61607; preparing and presenting the Assured Sustainability Information and GHG Emissions data in accordance with the Reporting Criteria; &#61607; establishing internal controls that enable the preparation and presentation of the Assured Sustainability Information and GHG Emissions data that is free from material misstatement, whether due to fraud or error; &#61607; ensuring the basis of preparation in accordance with which the Assured Sustainability Information and GHG Emissions data has been determined and compiled is clearly and unambiguously set out in the Rio Tinto Annual Report 2021, the Rio Tinto Strategic Report 2021 and the Rio Tinto Sustainability Fact Book 2021; and &#61607; telling us of any known and/or contentious issues relating to the Assured Sustainability Information and GHG Emissions data. Our Responsibility Our responsibility is to perform a limited assurance engagement in relation to the Assured Sustainability Information and reasonable assurance in respect of the GHG Emissions data for 31 December 2021, and to issue an assurance report that includes our conclusions. Our Independence and Quality Control We have complied with our independence and other relevant ethical requirements of the Code of Ethics for Professional Accountants (including Independence Standards) issued by the IFAC Ethical Standards Board, and complied with the applicable requirements of International Standard on Quality Control 1 to maintain a comprehensive system of quality control. [signature] KPMG 23 February 2022 [signature] Adrian King Partner Melbourne, Australia 409Annual Report on Form 20-F 2021 | riotinto.com

Shareholder information Organisational structure The Rio Tinto Group consists of Rio Tinto plc (registered in England and Wales as company number 719885 under the UK Companies Act 2006 and listed on the London Stock Exchange), and Rio Tinto Limited (registered in Australia as ABN 96 004 458 404 under the Australian Corporations Act 2001 and listed on the Australian Securities Exchange). Rio Tinto is headquartered in London with a corporate office in Melbourne. Rio Tinto plc has a sponsored American Depositary Receipts (ADR) facility, with underlying shares registered with the SEC and listed on the New York Stock Exchange. The London Stock Exchange ticker for Rio Tinto plc is RIO.L, the Australian Securities Exchange ticker for Rio Tinto Limited is RIO. AX and the New York Stock Exchange ticker for the ADR is RIO.N. Nomenclature and financial data Rio Tinto plc and Rio Tinto Limited operate together and are referred to in this report as Rio Tinto, the Rio Tinto Group or the Group. These expressions are used for convenience, since both companies, and other companies in which they directly or indirectly own investments, are separate and distinct legal entities. Likewise, the words “we”, “us”, “our” and “ourselves” are used in some places to refer to the companies of the Rio Tinto Group in general. These expressions are also used where no useful purpose is served by identifying any particular company or companies. We usually omit “Limited”, “plc”, “Pty”, “Inc.”, “Limitada”, “L.L.C.”, “A.S.” or “SA” from Group company names, except to distinguish between Rio Tinto plc and Rio Tinto Limited. Financial data in US dollars ($) is derived from, and should be read in conjunction with, the 2021 financial statements. In general, where we have provided financial data in pounds sterling (£) and Australian dollars (A$), it has been translated from the consolidated financial statements, and is provided solely for convenience; exceptions arise where data has been extracted directly from source records. Certain key information has been provided in US dollars, pounds sterling and Australian dollars in the 2021 financial statements. History Rio Tinto plc was incorporated on 30 March 1962 (then called The Rio Tinto-Zinc Corporation Limited (RTZ)) and was formed by the merger of The Rio Tinto Company Limited and The Consolidated Zinc Corporation Limited. The Rio Tinto Company was incorporated in 1873 to reopen ancient copper workings in Spain. The Consolidated Zinc Corporation Limited began operations in the early twentieth century as part of the Australian mining industry. Based at Broken Hill in New South Wales, it began mining silver, lead and zinc deposits and later expanded into lead and zinc smelting. Rio Tinto Limited was incorporated on 17 December 1959 (then called The Rio Tinto Mining Company of Australia Pty Limited). In 1962 the Australian interests of The Consolidated Zinc Corporation Limited and The Rio Tinto Company Limited were merged to form Conzinc Riotinto of Australia Limited, a limited liability company under the laws of the State of Victoria, Australia. In 1980, Conzinc Riotinto of Australia Limited changed its name to CRA Limited. Between 1962 and 1995, both RTZ and CRA discovered important mineral deposits, developed major mining projects and grew through acquisition. RTZ and CRA began operating in 1995 through a dual listed companies structure. In 1997, RTZ became Rio Tinto plc and CRA became Rio Tinto Limited. Dual listed companies structure In 1995, Rio Tinto shareholders approved the terms of the dual listed companies’ merger (the DLC structure). The aim was to put shareholders of both companies in substantially the same position they would be in if they held shares in a single entity owning all assets of both companies. Following the approval of the DLC structure, both companies entered into a DLC Merger Sharing Agreement (the Sharing Agreement). As part of this both companies agreed to be managed in a unified way, to share the same Board of Directors, and to put in place arrangements to provide shareholders of both companies with a common economic interest in the DLC structure. To achieve this third objective, the Sharing Agreement fixed the ratio of dividend, voting and capital distribution rights attached to each Rio Tinto plc share and each Rio Tinto Limited share at an Equalisation Ratio of 1:1. This has remained unchanged ever since, although the Sharing Agreement makes clear this can be revised in special circumstances, for example where certain modifications are made to the share capital of one company (such as rights issues, bonus issues, share splits and share consolidations) but not to the other. Outside the circumstances specified in the Sharing Agreement, the Equalisation Ratio can only be altered with the approval of shareholders under the class rights action approval procedure, described in the Voting arrangements section below. Any adjustments must be confirmed by the Group’s external auditors. Consistent with the DLC structure, the directors of both companies aim to act in the best interests of Rio Tinto as a whole. The class rights action approval procedure exists to deal with instances where there may be a conflict of interest between the shareholders of the two companies. To ensure that the Boards of both companies are identical, resolutions to appoint or remove directors must be put to shareholders of both companies as Joint Decisions, described in the Voting arrangements section below. The Articles of Association of Rio Tinto plc and the Constitution of Rio Tinto Limited make clear that a person can only be a director of one company if he or she is also a director of the other. This means that if a person were removed as a director of Rio Tinto plc, he or she would also cease to be a director of Rio Tinto Limited. One consequence of the DLC merger is that Rio Tinto is subject to a wide range of laws, rules and regulatory reviews across multiple jurisdictions. Where these rules differ, Rio Tinto will comply with the requirements in each jurisdiction at a minimum. Annual Report on Form 20-F 2021 | riotinto.com410

Dividend arrangements The Sharing Agreement ensures that dividends paid on Rio Tinto plc and Rio Tinto Limited shares are equalised on a net cash basis without taking into account any associated tax credits. Dividends are determined in US dollars (with the exception of ADR holders, paid in sterling and Australian dollars) and both companies are required to announce and pay dividends and other distributions at the same time or as close to this as possible. The payment of dividends between companies and their subsidiaries, including the payment of dividends on the DLC dividend shares, provides the Group with flexibility to manage internal funds and distributable reserves to enable the payment of equalised dividend or equalised capital distributions. If the payment of an equalised dividend would contravene the law applicable to one of the companies, they can depart from the Equalisation Ratio. In that situation, the relevant company must put aside reserves for payment on the relevant shares at a later date. Rio Tinto shareholders have no direct rights to enforce the dividend equalisation provisions of the Sharing Agreement. Voting arrangements In principle, the Sharing Agreement enables the shareholders of Rio Tinto plc and Rio Tinto Limited to vote as a joint electorate on any matters that affect them in similar ways. These are referred to as Joint Decisions, and include the creation of new classes of share capital, the appointment or removal of directors and auditors, and the receiving of annual financial statements. All shareholder resolutions that include Joint Decisions are voted on a poll. The Sharing Agreement also protects shareholders of both companies by requiring joint approval for decisions that do not affect the shareholders of both companies equally. These are known as class rights actions, and are voted on a poll. For example, fundamental elements of the DLC structure cannot be changed unless approved separately by the shareholders of both companies. Exceptions to these principles can arise in situations such as where legislation requires the separate approval of a decision by the appropriate majority of shareholders in one company, and where approval of the matter by shareholders of the other company is not required. Where a matter has been expressly categorised as either a Joint Decision or a class rights action, the directors cannot change that categorisation. If a matter falls within both categories, it is treated as a class rights action. In addition, if an issue is not expressly listed in either category, directors can decide how it should be put to shareholders for approval. To support joint voting arrangements, both companies have entered into shareholder voting agreements, where a Special Voting Share is issued to a special purpose company (SVC) and held in trust for shareholders by a common trustee. Rio Tinto plc (RTP) has issued its Special Voting Share (RTP Special Voting Share) to Rio Tinto Limited (RTL) Shareholder SVC, while Rio Tinto Limited has issued its Special Voting Share (RTL Special Voting Share) to RTP Shareholder SVC. The total number of votes cast on Joint Decisions by the shareholders of one company are decided at a parallel meeting of the other company. The exact role of these SVCs is described below. In exceptional circumstances, certain shareholders can be excluded from voting at their respective company’s general meetings. For example, they may have acquired shares in the other company in excess of a given threshold without making an offer for all the shares in the other company. In this situation, votes cast by these excluded shareholders are disregarded. Following the companies’ general meetings, the overall results of the voting are announced to relevant stock exchanges and the media, and published at riotinto.com. At a Rio Tinto plc shareholders’ meeting during which a Joint Decision is considered, each Rio Tinto plc share carries one vote. The holder of the Special Voting Share has one vote for each vote cast by the public shareholders of Rio Tinto Limited in their parallel meeting. The holder of the Special Voting Share must vote in accordance with the votes cast by public shareholders for and against the equivalent resolution at the parallel Rio Tinto Limited shareholders’ meeting. The holders of Rio Tinto Limited ordinary shares do not hold voting shares in Rio Tinto plc by virtue of their holding in Rio Tinto Limited, and cannot enforce the voting arrangements relating to the Special Voting Share. Similarly, at a Rio Tinto Limited shareholders’ meeting during which a Joint Decision is considered, each Rio Tinto Limited share carries one vote and the holder of its Special Voting Share will have one vote for each vote cast by the public shareholders of Rio Tinto plc in their parallel meeting. The holder of the Special Voting Share must vote in accordance with the votes cast for and against the equivalent resolution at the parallel Rio Tinto plc shareholders’ meeting. The holders of Rio Tinto plc ordinary shares do not hold any voting shares in Rio Tinto Limited by virtue of their holding in Rio Tinto plc, and cannot enforce the voting arrangements relating to the Special Voting Share. Capital distribution arrangements If either company goes into liquidation, the Sharing Agreement ensures a valuation is made of the surplus assets of both companies. If the surplus assets available for distribution by one company on each of the shares held by its shareholders exceed the surplus assets available for distribution by the other company on each of the shares held by its shareholders, then an equalising payment must be made – to the extent permitted by applicable law – such that the amount available for distribution on each share held by shareholders of both companies reflects the Equalisation Ratio. The aim is to ensure the shareholders of both companies have equivalent entitlements to the assets of the combined Group on a per share basis, taking account of the equalisation ratio. The Sharing Agreement does not grant any enforceable rights to the shareholders of either company upon liquidation of either company. 411Annual Report on Form 20-F 2021 | riotinto.com Additional information

Limitations on ownership of shares and merger obligations The laws and regulations of the UK and Australia impose restrictions and obligations on persons who control interests in publicly listed companies in excess of defined thresholds. These can include an obligation to make a public offer for all outstanding issued shares of the relevant company. The threshold applicable to Rio Tinto plc under UK law and regulations is 30% and to Rio Tinto Limited under Australian law and regulations is 20% on both a standalone and a Joint Decision basis. As part of the DLC merger, the Articles of Association of Rio Tinto plc and the Constitution of Rio Tinto Limited were amended with the aim of extending these laws and regulations to the combined enterprise. This amendment also ensures that a person cannot exercise control over one company without having made offers to the public shareholders of both companies. This guarantees the equal treatment of both sets of shareholders, and that the two companies are considered as a single economic entity. The Articles of Association of Rio Tinto plc and the Constitution of Rio Tinto Limited impose restrictions on any person who controls, directly or indirectly, 20% or more of the votes on a Joint Decision. If, however, such a person has an interest in either Rio Tinto Limited or Rio Tinto plc only, then the restrictions only apply if they control, directly or indirectly, 30% or more of the votes at that company’s general meetings. If one of these thresholds is exceeded, the person cannot attend or vote at general meetings of the relevant company, cannot receive dividends or other distributions from the relevant company, and may be divested of their interest by the directors of the relevant company (subject to certain limited exceptions and notification by the relevant company). These restrictions continue to apply until that person has either made a public offer for all the publicly held shares of the other company, has reduced their controlling interest below the thresholds specified, or has acquired through a permitted means at least 50% of the publicly held shares of each company. This arrangement ensures that offers for the publicly held shares of both companies would be required to avoid the restrictions set out above, even if the interests which breach the thresholds are held in just one of the companies. The directors do not have the discretion to exempt a person from the operation of these rules. Under the Sharing Agreement, the companies agree to co-operate to enforce the above restrictions contained in their Articles of Association and Constitution. Guarantees In 1995, each company entered into a deed poll guarantee in favour of creditors of the other company. In addition, each company guaranteed the contractual obligations of the other and the obligations of other persons guaranteed by the other company, subject to certain limited exceptions. Beneficiaries under deed poll guarantees can make demands on the relevant guarantor without first having recourse to the company or persons whose obligations are being guaranteed. The obligations of the guarantor under each deed poll guarantee expire upon termination of the Sharing Agreement and under other limited circumstances, but only in respect of obligations arising after such termination and, in the case of other limited circumstances, the publication and expiry of due notice. Markets Rio Tinto plc The principal market for Rio Tinto plc shares is the London Stock Exchange, with shares trading through the Stock Exchange Electronic Trading Service (SETS) system. Rio Tinto plc American Depositary Receipts (ADRs) are listed on the New York Stock Exchange. Rio Tinto Limited Rio Tinto Limited shares are listed on the Australian Securities Exchange (ASX). The ASX is the principal trading market for Rio Tinto Limited shares. The ASX is a national stock exchange with an automated trading system. Shareholder information continued Annual Report on Form 20-F 2021 | riotinto.com412

Share ownership Substantial shareholders in Rio Tinto plc The following table shows holdings of 3% or more of voting rights in Rio Tinto plc’s ordinary shares as per the most recent notification of each respective holder to Rio Tinto plc under the UK Disclosure and Transparency Rule 5. The percentage of voting rights detailed below was calculated as at the date of the relevant disclosures. The shareholders who have provided this notice or an equivalent as of 4 February are: Rio Tinto Plc Date of notice Number of shares Percentage of capital BlackRock, Inc.1 4 Dec 2009 127,744,871 8.38 Shining Prospect Pte. Ltd 7 Dec 2018 182,550,329 14.022 The Capital Group Companies, Inc. 26 Nov 2021 62,266,422 4.99 1. On 7 February 2022, BlackRock, Inc. filed an Amendment to Schedule 13G with the SEC and disclosed beneficial ownership of 108,907,723 ordinary shares in Rio Tinto plc as of 31 December 2021, representing 8.7% of that class of shares. 2. In its notification of major holdings filed on 7 December 2018, Shining Prospect Pte. Ltd, a Singapore-based entity owned by Chinalco (Aluminium Corporation of China), disclosed that its percentage of voting rights in Rio Tinto plc had increased to 14.02% on 18 October 2018. This was due to the on-market share buy-back programme of Rio Tinto plc shares and the number of shares held by Shining Prospect Pte. Ltd has remained unchanged. Substantial shareholders in Rio Tinto Limited Under the Australian Corporations Act 2001, any person with 5% or more voting power in Rio Tinto Limited is required to provide the Company with notice. The following table shows shareholders who have provided this notice or an equivalent as of 4 February 2022: Rio Tinto Limited Date of notice Number of shares Percentage of capital3 BlackRock, Inc. 5 Jul 2021 See footnote4 See footnote4 BlackRock, Inc.5 14 Dec 2021 26,708,061 7.19 Shining Prospect Pte. Ltd 9 Feb 2018 See footnote6 See footnote6 State Street Corporation 8 Nov 2021 19,832,353 5.34 3. The percentage of voting rights detailed was as disclosed in the notice received by the company, calculated at the time of the relevant disclosure. 4. In its substantial holding notice filed on 5 July 2021, BlackRock, Inc. and its associates disclosed a holding of 116,075,672 shares in Rio Tinto plc and 25,292,271 shares in Rio Tinto Limited, which gave BlackRock, Inc. and its associates voting power of 8.73% in the Rio Tinto Group on a Joint Decision Matter. Accordingly, in addition to being substantial shareholders of Rio Tinto Limited by virtue of interests held in Rio Tinto Limited’s shares, through the operation of the Australian Corporations Act 2001 as modified to apply to the DLC structure, these entities disclosed voting power of 8.73% in Rio Tinto Limited. 5. On 1 February 2022, BlackRock, Inc. filed an Amendment to Schedule 13G with the SEC and disclosed beneficial ownership of 24,143,271 ordinary shares in Rio Tinto Limited as of 31 December 2021, representing 6.5% of that class of shares. 6. In its substantial holding notice filed on 9 February 2018 Shining Prospect Pte. Ltd disclosed that its holding of 182,550,329 Rio Tinto plc shares gave Shining Prospect Pte and its associates voting power of 10.32% in the Rio Tinto Group on a Joint Decision Matter. Accordingly, through the operation of the Australian Corporations Act 2001 as modified to apply to the DLC structure, these disclosed voting power of 10.32% in Rio Tinto Limited. As far as is known, Rio Tinto plc and Rio Tinto Limited are not directly or indirectly owned or controlled by another corporation or by any government or natural person. Rio Tinto is not aware of any arrangement that may result in a change in control of Rio Tinto plc or Rio Tinto Limited. No shareholder possesses voting rights that differ from those attaching to Rio Tinto plc’s and Rio Tinto Limited’s securities. As of 4 February 2022 the total amount of the Group’s voting securities owned by the directors and executives in Rio Tinto plc was 164,486 ordinary shares of 10p each or ADRs. There were 29,570 holders of record of Rio Tinto plc’s shares. Of these holders, 362 had registered addresses in the US and held a total of 299,086 Rio Tinto plc shares, representing 0.02% of the total number of Rio Tinto plc shares issued and outstanding as at such date. In addition, 141,020,443 Rio Tinto plc shares were registered in the name of a custodian account in London which represented 11.23% of Rio Tinto plc shares issued and outstanding. These shares were represented by 141,020,443 Rio Tinto plc ADRs held of record by 379 ADR holders. In addition, certain accounts of record with registered addresses other than in the US hold shares, in whole or in part, beneficially for US persons. As of 4 February 2022 the total amount of the Group’s voting securities owned by directors and executives in Rio Tinto Limited was 72,088 ordinary shares, in aggregate representing less than 1% of the Group’s total number of ordinary shares in issue. There were 175,409 holders of record of Rio Tinto Limited shares. Of these holders, 260 had registered addresses in the US, representing approximately 0.04% of the total number of Rio Tinto Limited shares issued and outstanding as of such date. In addition, nominee accounts of record with registered addresses other than in the US may hold Rio Tinto Limited shares, in whole or in part, beneficially for US persons. Unquoted equity securities in Rio Tinto Limited As at 4 February 2022, there were Rio Tinto Limited unquoted equity securities on issue, comprising 63,146 unvested Bonus Deferral Awards held by 35 holders, 1,184,980 unvested Management Share Awards held by 908 holders and 1,304,170 unvested Performance Share Awards held by 190 holders, all of which were granted under the Rio Tinto Limited Equity Incentive Plan, and 993,886 unvested matching share rights were granted under the Rio Tinto Limited Global Employee Share Plan held by 12,089 holders. This information is provided in compliance with ASX Listing Rule 4.10.16. 413Annual Report on Form 20-F 2021 | riotinto.com Additional information

Analysis of ordinary shareholders As at 4 February 2022 Rio Tinto plc Rio Tinto Limited No. of accounts % Shares % No. of accounts % Shares % 1 to 1,000 shares 22,325 75.50 6,863,956 0.55 151,046 86.11 39,242,167 10.57 1,001 to 5,000 shares 5,182 17.53 10,450,365 0.83 21,852 12.46 43,299,861 11.66 5,001 to 10,000 shares 561 1.90 3,947,759 0.31 1,749 1.00 11,954,629 3.23 10,001 to 25,000 shares 406 1.37 6,455,464 0.52 592 0.34 8,662,183 2.33 25,001 to 125,000 shares 574 1.94 33,744,184 2.69 123 0.07 5,427,581 1.46 125,001 to 250,000 shares 170 0.57 30,366,127 2.42 11 0.01 2,030,329 0.55 250,001 to 1,250,000 shares 229 0.77 121,545,672 9.68 23 0.01 11,370,649 3.06 1,250,001 to 2,500,000 shares 53 0.18 93,237,330 7.42 5 0.00 9,494,678 2.56 2,500,001 shares and over1 70 0.24 949,194,8292 75.58 8 0.00 239,734,137 64.58 1,255,805,6863 100.00 371,216,2144 100.00 Number of holdings less than marketable parcel of A$500 2,583 1. Excludes shares held in Treasury. 2. This includes 141,020,443 shares held in the name of a nominee on the share register. The shares are listed on the NYSE in the form of American Depositary Receipts (ADRs). 3. The total issued share capital is made up of 1,248,222,187 publicly held shares: 7,583,499 shares held in Treasury. 4. Publicly held shares in Rio Tinto Limited. Twenty largest registered shareholders The following table lists the 20 largest registered holders of Rio Tinto Limited shares in accordance with the ASX listing rules, together with the number of shares and the percentage of issued capital each holds, as of 4 February 2022. Rio Tinto Limited Number of shares Percentage of issued share capital HSBC Custody Nominees (Australia) Limited 115,099,599 31.01 J. P. Morgan Nominees Australia Limited 57,866,242 15.59 Citicorp Nominees Pty Ltd 38,626,119 10.41 National Nominees Limited 9,310,478 2.51 BNP Paribas Nominees Pty Ltd (Agency Lending DRP A/C) 7,645,695 2.06 BNP Paribas Noms Pty Ltd (DRP) 6,083,391 1.64 BNP Paribas Nominees Pty Ltd (Six Sis Ltd DRP A/C) 3,562,553 0.96 Citicorp Nominees Pty Limited (Colonial First State Inv A/C) 2,693,057 0.73 Argo Investments Limited 2,097,139 0.56 BNP Paribas Noms Pty Ltd (Global Markets DRP) 2,004,544 0.54 HSBC Custody Nominees (Australia) Limited (NT-Comnwlth Super Corp A/C) 1,987,024 0.54 Australian Foundation Investment Company Limited 1,921,031 0.52 BNP Paribas Nominees Pty Ltd (ACF Clearstream) 1,543,955 0.42 Custodial Services Limited 1,163,335 0.31 Netwealth Investments Limited &lt;WRAP Services A/C) 1,004,873 0.27 BNP Paribas Nominees Pty Ltd (Hub24 Custodial Serv Ltd DRP) 807,338 0.22 CGU Insurance 726,663 0.20 Milton Corporation Limited 669,120 0.18 Merrill Lynch (Australia) Nominees Pty Limited 630,787 0.17 Diversified United Investment Ltd 465,126 0.13 Shareholder information continued Annual Report on Form 20-F 2021 | riotinto.com414

Material contracts Articles of Association, Constitution, and DLC Sharing Agreement As explained on page 410, under the terms of the DLC structure shareholders of Rio Tinto plc and of Rio Tinto Limited entered into certain contractual arrangements designed to place the shareholders of both companies in substantially the same position as if they held shares in a single entity which owned all the assets of both companies. As far as is permitted by the UK Companies Act 2006, the Australian Corporations Act 2001 and ASX Listing Rules, this principle is reflected in the Articles of Association of Rio Tinto plc and in the Constitution of Rio Tinto Limited. The following summaries describe the material rights of shareholders of both Rio Tinto plc and Rio Tinto Limited. Objects At the 2009 AGMs, shareholders of Rio Tinto plc and Rio Tinto Limited approved amendments to their Articles of Association and Constitution whereby the object clauses were removed to allow the companies to have the widest possible scope of activities. Directors’ interests Under Rio Tinto plc’s Articles of Association, a director may not vote in respect of any proposal in which he or she, or any other person connected with him or her, has any interest, other than by virtue of his or her interests in shares or debentures or other securities of, in or through the company, except in certain circumstances, including in respect of resolutions: – Indemnifying him or her or a third party in respect of obligations incurred by the director on behalf of, or for the benefit of, the company, or in respect of obligations of the company, for which the director has assumed responsibility under an indemnity, security or guarantee. – Relating to an offer of securities in which he or she may be interested as a holder of securities or as an underwriter. – Concerning another body corporate in which the director is beneficially interested in less than 1% of the issued shares of any class of shares of such a body corporate. – Relating to an employee benefit in which the director will share equally with other employees. – Relating to liability insurance that the company is empowered to purchase for the benefit of directors of the company in respect of actions undertaken as directors (or officers) of the company. – Concerning the giving of indemnities in favour of directors or the funding of expenditure by directors to defend criminal, civil or regulatory proceedings or actions against a director. Under Rio Tinto Limited’s Constitution, a director may be present at a meeting of the Board while a matter in which the director has a material personal interest is being considered and may vote in respect of that matter, except where a director is constrained by Australian law. The directors are empowered to exercise all the powers of the companies to borrow money, to charge any property or business of the companies or all, or any, of their uncalled capital, and to issue debentures or give any other security for a debt, liability or obligation of the companies or of any other person. The directors shall restrict the borrowings of Rio Tinto plc to the limitation that the aggregate amount of all monies borrowed by the company and its subsidiaries shall not exceed an amount equal to 1&frac12; times the companies’ share capital plus aggregate reserves unless sanctioned by an ordinary resolution of the company. Directors are not required to hold any shares of either company by way of qualification. The Remuneration Report on pages 160-198 provides information on shareholding policies relating to executive and Non-Executive Directors. Please refer to the Directors’ Report for information on the appointment of directors. Rights attaching to shares Under UK law, dividends on shares may only be paid out of profits available for distribution, as determined in accordance with generally accepted accounting principles and by the relevant law. Shareholders are entitled to receive such dividends as may be declared by the directors. Directors may also pay interim dividends to shareholders as justified by the financial position of the Group. Under the Australian Corporations Act 2001, dividends on shares may only be paid if the company’s assets exceed its liabilities immediately before the dividend is declared, the excess is sufficient for the payment of the dividend, the payment is fair and reasonable to the company’s shareholders as a whole, and the payment does not materially prejudice the company’s ability to pay its creditors. Any Rio Tinto plc dividend unclaimed after 12 years from the date the dividend was declared, or became due for payment, will be forfeited and returned to the company. Any Rio Tinto Limited dividend unclaimed may be invested or otherwise used by the Board for the benefit of the company until claimed or otherwise disposed of according to Australian law. Rio Tinto Limited is governed by the State of Victoria’s unclaimed monies legislation, which requires the company to pay to the state revenue office any unclaimed dividend payments of A$20 or more that on 1 March each year have remained unclaimed for over 12 months. 415Annual Report on Form 20-F 2021 | riotinto.com Additional information

Voting Voting at any general meeting of shareholders on a resolution on which the holder of the Special Voting Share is entitled to vote shall be decided by a poll, and any other resolution shall be decided by a show of hands unless a poll has been duly demanded. On a show of hands, every shareholder who is present in person or by proxy (or other duly authorised representative) and is entitled to vote, has one vote regardless of the number of shares held. The holder of the Special Voting Share is not entitled to vote in a show of hands. On a poll, every shareholder who is present in person or by proxy (or other duly authorised representative) and is entitled to vote, has one vote for every ordinary share for which he or she is the holder. In the case of Joint Decisions, the holder of the Special Voting Share has one vote for each vote cast in respect of the publicly held shares of the other company. A poll may be demanded by any of the following: – The chairman of the meeting. – At least five shareholders entitled to vote on the resolution. – Any shareholder(s) representing in the aggregate not less than one tenth (Rio Tinto plc) or one 20th (Rio Tinto Limited) of the total voting rights of all shareholders entitled to vote on the resolution. – Any shareholder(s) holding Rio Tinto plc shares conferring a right to vote at the meeting on which there have been paid-up sums in the aggregate equal to not less than one tenth of the total sum paid up on all the shares conferring that right. – The holder of the Special Voting Share of either company. A proxy form gives the proxy the authority to demand a poll, or to join others in demanding one. The necessary quorum for a Rio Tinto plc general meeting is three members present (in person or by proxy or other duly authorised representative) and entitled to vote. For a Rio Tinto Limited general meeting it is two members present (in person or by proxy or other duly authorised representative). Matters are transacted at general meetings by the proposing and passing of resolutions as: – Ordinary resolutions (for example the election of directors), which require the affirmative vote of a majority of persons voting at a meeting for which there is a quorum. – Special resolutions (for example amending the Articles of Association of Rio Tinto plc or the Constitution of Rio Tinto Limited), which require the affirmative vote of not less than three-quarters of the persons voting at a meeting at which there is a quorum. The Sharing Agreement further classifies resolutions as Joint Decisions and class rights actions as explained on page 410. Annual general meetings must be convened with 21 days’ written notice for Rio Tinto plc and with 28 days’ notice for Rio Tinto Limited. In accordance with the authority granted by shareholders at the Rio Tinto plc AGM in 2021, other meetings of Rio Tinto plc may be convened with 14 days’ written notice for the passing of a special resolution, and with 14 days’ notice for any other resolution, depending on the nature of the business to be transacted. All meetings of Rio Tinto Limited require 28 days’ notice. In calculating the period of notice, any time taken to deliver the notice and the day of the meeting itself are not included. The notice must specify the nature of the business to be transacted. Variation of rights If, at any time, the share capital is divided into different classes of shares, the rights attached to each class may be varied, subject to the provisions of the relevant legislation, the written consent of holders of three-quarters in value of the shares of that class, or upon the adoption of a special resolution passed at a separate meeting of the holders of the shares of that class. At every such meeting, all of the provisions of the Articles of Association and Constitution relating to proceedings at a general meeting apply, except that the quorum for Rio Tinto plc should be two or more persons who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class. Rights upon a winding-up Except as the shareholders have agreed or may otherwise agree, upon a winding-up, the balance of assets available for distribution after the payment of all creditors (including certain preferential creditors, whether statutorily preferred creditors or normal creditors) and subject to any special rights attaching to any class of shares, is to be distributed among the holders of ordinary shares according to the amounts paid-up on the shares held by them. This distribution should generally be made in cash. A liquidator may, however, upon the adoption of a special resolution of the shareholders, divide among the shareholders the whole or any part of the assets in specie or kind. The Sharing Agreement describes the distribution of assets of each of the companies in the event of a liquidation, as explained on page 410. Facility agreement Details of the Group’s $7.5 billion multi-currency committed revolving credit facilities are set out in note 29 to the 2021 financial statements. Exchange controls and foreign investment Rio Tinto plc There are no UK foreign exchange controls or other restrictions on the import or export of capital by, or on the payment of dividends to, non-resident holders of Rio Tinto plc shares, or that materially affect the conduct of Rio Tinto plc’s operations. It should be noted, however, that various sanctions, laws, regulations or conventions may restrict the import or export of capital by, or the payment of dividends to, non-resident holders of Rio Tinto plc shares. There are no restrictions under Rio Tinto plc’s Articles of Association or under UK law that specifically limit the right of non-resident owners to hold or vote Rio Tinto plc shares. However, certain of the provisions of the Australian Foreign Acquisitions and Takeovers Act 1975 (the Takeovers Act) described below also apply to the acquisition by non-Australian persons of interests in securities of Rio Tinto plc. Shareholder information continued Annual Report on Form 20-F 2021 | riotinto.com416

Rio Tinto Limited Under current Australian legislation, Australia does not impose general exchange or foreign currency controls. Subject to some specific requirements and restrictions, Australian and foreign currency may be freely brought into and sent out of Australia. There are requirements to report cash transfers in or out of Australia of A$10,000 or more. There is a prohibition on (or in some cases the specific prior approval of the Department of Foreign Affairs and Trade or Minister for Foreign Affairs must be obtained for) certain payments or other dealings connected with countries or parties identified with terrorism, or to whom United Nations or autonomous Australian sanctions apply. Sanction, anti-money laundering and counterterrorism laws may restrict or prohibit payments, transactions and dealings or require reporting of certain transactions. Rio Tinto Limited may be required to deduct withholding tax from foreign remittances of dividends, to the extent that they are unfranked, and from payments of interest. Acquisitions of interests in shares, and certain other equity instruments in Australian companies by non-Australian (“foreign”) persons are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act. In broad terms, the Takeovers Act applies to acquisitions of interests in securities in an Australian entity by a foreign person where, as a result, a single foreign person (and any associate) would control 20% or more of the voting power or potential voting power in the entity. The potential voting power in an entity is determined having regard to the voting shares in the entity that would be issued if all rights (whether or not presently exercisable) in the entity were exercised. The Takeovers Act also applies to direct investments by foreign government investors, in certain circumstances regardless of the size of the investment. Persons who are proposing relevant acquisitions or transactions may be required to provide notice to the Treasurer before proceeding with the acquisition or transaction. The Treasurer has the power to order divestment in cases where relevant acquisitions or transactions have already occurred, including where prior notice to the Treasurer was not required. The Takeovers Act does not affect the rights of owners whose interests are held in compliance with the legislation. Limitations on voting and shareholding Except for the provisions of the Takeovers Act, there are no limitations imposed by law, Rio Tinto plc’s Articles of Association or Rio Tinto Limited’s Constitution, on the rights of non-residents or foreigners to hold the Group’s ordinary shares or ADRs, or to vote that would not apply generally to all shareholders. Directors Appointment and removal of directors The appointment and replacement of directors is governed by Rio Tinto plc’s Articles of Association and Rio Tinto Limited’s Constitution, relevant UK and Australian legislation, and the UK Corporate Governance Code. The Board may appoint a director either to fill a casual vacancy or as an addition to the Board, so long as the total number of directors does not exceed the limit prescribed in these constitutional documents. An appointed director must retire and seek election to office at the next AGM of each company. In addition to any powers of removal conferred by the UK Companies Act 2006 and the Australian Corporations Act 2001, the company may by ordinary resolution remove any director before the expiry of his or her period of office and may, subject to these constitutional documents, by ordinary resolution appoint another person who is willing to act as a director in their place. In line with the UK Corporate Governance Code, all directors are required to stand for re-election at each AGM. Directors’ powers The Board manages the business of Rio Tinto under the powers set out in these constitutional documents. These powers include the directors’ ability to issue or buy back shares. Shareholders’ authority to empower the directors to purchase its own ordinary shares is sought at the AGM each year. The constitutional documents can only be amended, or replaced, by a special resolution passed in general meeting by at least 75% of the votes cast. UK listing rules cross reference table The following table contains only those sections of UK listing rule 9.8.4 C which are relevant. The remaining sections of listing rule 9.8.4 C are not applicable. Listing rule Description of listing rule Reference in report 9.8.4 (1) A statement of any interest capitalised by the Group during the year Note 8 Finance income and finance costs and note 17 Deferred taxation 9.8.4 (12) Details of any arrangement under which a shareholder has waived or agreed to waive any dividends Note 11 Dividends Shareholder security Shareholders tell us that they sometimes receive unsolicited approaches, usually by telephone, inviting them to undertake a transaction in shares they own. If a shareholder does not know the source of the call, they should check the details against the Financial Conduct Authority (FCA) website below and, if they have specific information, report it to the FCA using the consumer helpline or the online reporting form. If a shareholder is worried that he or she is a victim of fraud and is resident in the UK, they should report the facts immediately using the Action Fraud helpline on 0300 123 2040. More information about potential scams and other investment-based fraud can be found at actionfraud.police.uk or fca.org.uk/scamsmart. 417Annual Report on Form 20-F 2021 | riotinto.com Additional information

US disclosure Disclosure pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934 Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Securities Exchange Act of 1934 (Exchange Act). Section 13(r) to the Exchange Act requires an issuer to disclose in its Form 20-F whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran during the period covered by the report. The Company notes the following in relation to activities that took place in 2021, or in relation to activities the Company became aware of in 2021 relating to disclosable activities prior to the reporting period. The Company routinely takes action to protect its intellectual property rights in many countries throughout the world, including Iran. In connection with such protection efforts, the Company has used, directly or indirectly, intellectual property firms with an agent or branch office in Iran to assist with the filing of patent and trade-mark applications, prosecution activities and maintenance in Iran. Contact with the firms has been minimal and solely limited to these activities. Certain transactions related to patents, trademarks and copyright are authorised activities under US sanctions and regulations against Iran (including the filing of an application to obtain a patent or trademark in Iran) and the Company believes its limited activities in this regard are consistent with this authorisation. Rio Tinto acquired its interest in Namibia-based R&ouml;ssing Uranium Limited (R&ouml;ssing) in 1970. The Iran Foreign Investments Company (IFIC) acquired its original minority shareholding in R&ouml;ssing in 1975. IFIC’s interest predates the establishment of the Islamic Republic of Iran and the U.S. economic sanctions targeting Iran’s nuclear, energy and ballistic missile programs. IFIC acquired a minority shareholding in R&ouml;ssing in accordance with Namibian law. The Treasury Department’s Office of Foreign Assets Control designated IFIC as a Specially Designated National on 5 November 2018. On 16 July 2019, the Company completed the sale of its entire interest 68.62 per cent stake in R&ouml;ssing to China National Uranium Corporation Limited (CNUC) for an initial cash payment of $6.5 million and a contingent payment of up to $100 million. The contingent payment is linked to uranium spot prices and R&ouml;ssing’s net income until calendar year 2026. In addition, the Company will receive a cash payment if CNUC sells the Zelda 20 Mineral Deposit during a restricted period following completion. The total consideration is subject to a maximum cap of $106.5 million. Since the sale, Rio Tinto Marketing Pte Ltd has continued to purchase a quantity of uranium produced by R&ouml;ssing pursuant to an ongoing marketing arrangement which will cease on 26 December 2026, in order to satisfy existing contractual commitments with customers. R&ouml;ssing was neither a business partnership nor joint venture between the Company and IFIC. R&ouml;ssing is a Namibian limited liability company with a number of shareholders which included Rio Tinto. When the Company was a shareholder, IFIC had no uranium product off-take rights. Neither IFIC nor other Government of Iran entities had any supply contracts in place with R&ouml;ssing and none received any uranium from R&ouml;ssing. IFIC also did not have access to any technology through its investment in R&ouml;ssing or rights to such technology. Rio Tinto had no power or authority to divest IFIC’s holding in R&ouml;ssing. The R&ouml;ssing board took steps in 2012 to terminate IFIC’s involvement in the governance of R&ouml;ssing. When Rio Tinto was a shareholder in R&ouml;ssing, IFIC was entitled under Namibian law to attend annual general meetings of R&ouml;ssing, which they did attend. IFIC was represented on the board of R&ouml;ssing by two directors. While this level of board representation did not provide IFIC with the ability to influence the conduct of R&ouml;ssing’s business on its own, the R&ouml;ssing board nonetheless determined that, in light of international economic sanctions, it would be in the best interest of R&ouml;ssing to terminate IFIC’s involvement in board activity. Therefore, on 4 June 2012, at the annual general meeting of R&ouml;ssing, the shareholders, including the Company, voted not to re-elect the two IFIC board members. This ended IFIC’s participation in R&ouml;ssing board activities. While IFIC was entitled to its pro rata share of any dividend that the majority of the board declared for all shareholders in R&ouml;ssing, IFIC had not received such monies since early 2008. Simply by maintaining its own shareholding in R&ouml;ssing, the Company was not engaging in any activity intended or designed to confer any direct or indirect financial support for IFIC. While the Company does not view itself as actively transacting or entering into business dealings with an instrumentality of the Government of Iran or a Specially Designated National, this information has been provided to ensure transparency regarding the passive, minority shareholding in R&ouml;ssing held by IFIC while the Company was a shareholder. Taxation US residents The following is a summary of the principal UK tax, Australian tax and US federal income tax consequences of the ownership of Rio Tinto plc ADSs, Rio Tinto plc shares and Rio Tinto Limited shares, “the Group’s ADSs and shares”, by a US holder (as defined below). It is not intended to be a comprehensive description of all the tax considerations that are relevant to all classes of taxpayer. This summary does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership, or disposal of the Group’s ADSs and shares by particular investors (including the alternative minimum tax or net investment income tax). Future changes in legislation may affect the tax consequences of the acquisition, ownership or disposal of the Group’s ADSs and shares. This summary is based in part on representations by the Group’s depositary bank as depositary for the ADRs evidencing the ADSs and assumes that each obligation in the deposit agreements will be performed in accordance with its terms. You are a US holder if you are a beneficial owner of the Group’s ADSs and shares and you are for US federal income tax purposes: a citizen or resident of the US; a corporation created or organised under the laws of the United States, any state thereof or the District of Columbia; an estate whose income is subject to US federal income tax regardless of its source; or a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust. This section applies to US holders only if the Group’s ADSs or shares are held as capital assets for US federal income tax purposes. This section does not address tax considerations applicable to investors that own (directly, indirectly, or by attribution) 5% or more of the stock of the company (by vote or value) and does not apply to shareholders who are members of a special class of holders subject to special rules, including a dealer in securities, a trader in securities who elects to use a mark-to-market method of accounting for securities holdings, a tax exempt organisation, a life insurance company, a person that holds the Group ADSs or shares as part of a straddle or a hedging or conversion transaction, persons that have ceased to be US citizens or lawful permanent residents of the United States, investors holding the Group ADSs or shares in connection with a trade or business conducted outside of the United States, US expatriates or a person whose functional currency is not the US dollar. Annual Report on Form 20-F 2021 | riotinto.com418

This section is based on the US Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing and proposed regulations, published rulings and court decisions, Australian tax law and practice, UK tax law as applied in England and Wales and HM Revenue & Customs published practice (which may not be binding on HM Revenue & Customs) and on the convention between the US and UK, and the convention between the US and Australia (together, the Conventions) which may affect the tax consequences of the ownership of the Group’s ADSs and shares, all as of the date hereof. These laws and conventions are subject to change, possibly on a retroactive basis. The summary describes the treatment applicable under the conventions in force at the date of this report. UK taxation of shareholdings in Rio Tinto plc This section is based on the assumption that for UK tax purposes a US holder who holds ADRs evidencing ADSs will be treated as the owner of the underlying shares represented by the ADSs. Case law in the UK has cast doubt on this view; however HM Revenue & Customs have stated that they will continue to apply their practice of regarding the holder of an ADR as having a beneficial interest in the underlying shares. Taxation of dividends Under current UK tax legislation, no withholding tax is required to be withheld from dividends paid by Rio Tinto plc. Where dividends are paid by Rio Tinto plc to a US holder who is not resident in the UK and who does not hold the shares or ADSs in connection with a branch, agency or permanent establishment in the UK, no liability to UK tax will generally arise to the US holder in respect of such dividends. Capital gains A US holder, who has at no time been resident in the UK, will not normally be liable to UK tax on capital gains realised on the disposition of a Rio Tinto plc ADS or share unless the holder carries on a trade, profession or vocation in the UK through a branch, agency or permanent establishment in the UK and the ADS or share ha been used for the purposes of the trade, profession or vocation or is acquired, held or used for the purposes of such a branch, agency or permanent establishment. Inheritance tax Under the UK/US Estate Tax Treaty, a US holder, who is domiciled in the US and is not a national of the UK, will not (provided any US federal or estate gift tax chargeable has been paid) be subject to UK inheritance tax upon the holder’s death or on a transfer during the holder’s lifetime, unless the ADS or share (i) forms part of the business property of a permanent establishment in the UK, (ii) pertains to a fixed base situated in the UK used in the performance of independent personal services, or (iii) is comprised in a settlement (unless, at the time the settlement was made, the settlor was domiciled in the US and was not a national of the UK). Where an ADS or share is subject to both UK inheritance tax and US Federal gift or estate tax, tax payments are relieved in accordance with the priority rules set out in the Treaty. Stamp duty and stamp duty reserve tax UK stamp duty should not be required to be paid in respect of a transfer of Rio Tinto plc ADSs provided that the transfer instrument is not executed in, and at all times remains outside, the UK and does not relate to any property situate or to any matter or thing to be done in the UK. Electronic “paperless” purchases of Rio Tinto plc shares are subject to stamp duty reserve tax (SDRT) at a rate of 0.5% of the amount or value of the consideration payable for the transfer. Purchases of Rio Tinto plc shares using a stock transfer form are subject to stamp duty at a rate of 0.5% of the consideration on transactions over £1,000 (rounded up to the nearest £5). Conversions of Rio Tinto plc shares into Rio Tinto plc ADSs will be subject to additional stamp duty or SDRT at a rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the shares, on all transfers to the depositary or its nominee. Australian taxation of shareholdings in Rio Tinto Limited Taxation of dividends US holders are not normally liable to Australian withholding tax on dividends paid by Rio Tinto Limited because such dividends are normally fully franked under the Australian dividend imputation system, meaning that they are paid out of income that has borne Australian income tax. Any unfranked dividends would suffer Australian withholding tax which under the Australian income tax convention is limited to 15 per cent of the gross dividend. Capital gains US holders are not normally subject to any Australian tax on the disposal of Rio Tinto Limited ADSs or shares unless they have been used in carrying on a trade or business wholly or partly through a permanent establishment in Australia, or the gain is in the nature of income sourced in Australia. Gift, estate and inheritance tax Australia does not impose any gift, estate or inheritance taxes in relation to gifts of shares or upon the death of a shareholder. Stamp duty An issue or transfer of Rio Tinto Limited shares does not require the payment of Australian stamp duty. US federal income tax In general, taking into account the earlier assumptions that each obligation of the Deposit Agreement and any related agreement will be performed according to its terms, for US federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to US federal income tax. Taxation of dividends Under the US federal income tax laws, and subject to the Passive Foreign Investment Company (PFIC) rules discussed below, if you are a US holder, the gross amount of any distribution a company pays out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) is subject to US federal income taxation as dividend income. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from certain other corporations. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your tax basis in the Group’s ADSs or shares and thereafter as capital gain. The Group does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US holders should therefore assume that any distributions that a Group member pays with respect to the Group’s ADSs or Shares will be reported as ordinary dividend income. 419Annual Report on Form 20-F 2021 | riotinto.com Additional information

Dividends paid to a non-corporate US holder generally may be taxable at the reduced rate normally applicable to long-term capital gains provided the shares are readily tradable on an established securities market in the United States or the company paying the dividend qualifies for the benefits of an income tax treaty between the United States and the relevant jurisdiction and certain other requirements are met (including certain holding period requirements). Rio Tinto plc ADSs are traded on the NYSE. Rio Tinto Limited believes it qualifies for the benefits of the convention between the US and Australia. The dividend is taxable to you when you, in the case of shares or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The amount of the dividend distribution that you must include in your income as a US holder will be the US dollar value of the non-US dollar payments made, determined at the spot UK pound/US dollar rate (in the case of Rio Tinto plc) or the spot Australian dollar/US dollar rate (in the case of Rio Tinto Limited) on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the reduced tax rate normally applicable to capital gains. The gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. Subject to certain limitations, any Australian tax withheld in accordance with the convention between the US and Australia and paid over to Australia will be creditable or deductible against your US federal income tax liability. For foreign tax credit purposes, dividends will generally be income from sources outside the US and will, depending on your circumstances, generally be either “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. The rules regarding foreign tax credits are complex and US holders should consult their own tax advisors regarding the outstanding and calculation of foreign tax credits and the application of the foreign tax credit rules to their particular situation. Taxation of capital gains Subject to the PFIC rules discussed below, if you are a US holder and you sell or otherwise dispose of the Group’s ADSs or shares, you will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that you realise and your tax basis, determined in US dollars, in your shares or ADSs. The capital gain of a non-corporate US holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. US holders should consult their own tax advisers about how to account for proceeds received on the sale or other disposition of the Group’s ADSs or shares that are not paid in US dollars. Passive Foreign Investment Company rules We believe that the Group’s ADSs or shares should not be treated as stock of a PFIC for US federal income tax purposes for the 2019 taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, US holders generally would be taxed under one of three recognition provisions which can be elected by the US taxpayer that holds a PFIC interest. The available PFIC recognition regimes include 1) a mark to market regime, 2) an excess distribution regime, or 3) a qualified electing fund regime. These alternative regimes can require the US taxpayer to accelerate the recognition of income, to pay an interest charge on certain tax liabilities and to change the character of the gain recognition from capital gains to ordinary income. As a result, if we were to be treated as a PFIC, dividends that you receive from us will not be eligible for the reduced rate of tax described above under “Taxation of dividends.” US holders should consult their own tax advisors regarding the potential application of the PFIC rules. Backup withholding and information reporting The proceeds of a sale or other disposition, as well as dividends and other proceeds, with respect to the Group’s ADSs or shares by a US paying agent or other US intermediary will be reported to the US Internal Revenue Service and to the US holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain US holders are not subject to backup withholding. US holders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of the Group’s ADSs or shares, including requirements related to the holding of certain foreign financial assets. American Depositary Shares American depositary receipts (ADRs) Rio Tinto plc has a sponsored ADR facility with JPMorgan Chase Bank NA (JPMorgan) under a Deposit Agreement, dated 13 July 1988, as amended on 11 June 1990, as further amended and restated on 15 February 1999, 18 February 2005 (when JPMorgan became Rio Tinto plc’s depositary), 29 April 2010, 19 February 2016 and 17 June 2021. The ADRs evidence Rio Tinto plc ADSs, each representing one ordinary share. The shares are registered with the US Securities and Exchange Commission (SEC), are listed on the NYSE and are traded under the symbol RIO. Fees and charges payable by a holder of ADSs In accordance with the terms of the Deposit Agreement, JPMorgan may charge holders of Rio Tinto ADSs, either directly or indirectly, fees or charges up to the amounts described in the following table. US disclosure continued Annual Report on Form 20-F 2021 | riotinto.com420

Category Depositary actions Associated fee Issuance of ADSs against the deposit of shares, including deposits and issuance in respect of: – Share distributions, stock split, rights, merger – Exchange of securities or other transactions Other events or distributions affecting the ADSs or the deposited securities $5.00 or less per 100 ADSs (or portion thereof) evidenced by the new ADSs delivered Selling or exercising rights Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities $5.00 or less for each 100 ADSs Distributing dividends Distribution of cash or other dividends $0.02 or less per ADS Withdrawing an underlying share Acceptance of ADSs surrendered for withdrawal of deposited securities $5.00 or less for each 100 ADSs evidenced by the ADSs surrendered Transferring, splitting or grouping receipts Transfers, combining or grouping of depositary receipts $1.50 per ADS General depositary services, particularly those charged on an annual basis Other services performed by the depositary in administering the ADRs Provide information about the depositary’s right, if any, to collect fees and charges by offsetting them against dividends received and deposited securities $0.02 or less per ADS not more than once each calendar year and payable at the sole discretion of the depositary by billing holders or deducting such charge from one or more cash dividends or other cash distributions Expenses of the depositary Expenses incurred on behalf of holders in connection with: – Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment – The depositary’s or its custodian’s compliance with applicable law, rule or regulation – Stock transfer or other taxes and other governmental charges – Cable, telex, facsimile and electronic transmission/delivery – Expenses of the depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency) Expenses payable at the sole discretion of the depositary by billing holders or by deducting charges from one or more cash dividends or other cash distributions Fees and payments made by the depositary to the issuer JPMorgan has agreed to reimburse certain company expenses related to the Rio Tinto plc ADR programme and incurred by the Group in connection with the programme. The Group received US $60,066.66 in respect of expenses incurred by the Group in connection with the ADR programme for the year ended 31 December 2021. JPMorgan did not pay any amount on the Group’s behalf to third parties. JPMorgan also waived certain of its standard fees and expenses associated with the administration of the programme relating to routine programme maintenance, reporting, distribution of cash dividends, annual meeting services and report mailing services. Under certain circumstances, including removal of JPMorgan as depositary or termination of the ADR programme by the Company, the Company is required to repay JPMorgan any amounts of administrative fees and expenses waived during the 12-month period prior to notice of removal or termination. Document on display Rio Tinto is subject to the Securities and Exchange Commission reporting requirements for foreign companies. This Form 20-F, which corresponds with the Form 10-K for US public companies, was files filed with the SEC on 25 February 2022. Rio Tinto’s Form 20-F and other filings can be viewed on the Rio Tinto website as well as the SEC website at www.sec.gov. 421Annual Report on Form 20-F 2021 | riotinto.com Additional information

Summary disclosure of operations pursuant to Item 1303 of Regulation S-K under Securities Act of 1933 Overview of operations Rio Tinto is a mining and metals company with approximately 49,000 employees and operations and projects in 35 countries across six continents, including in Australia, North and South America, Europe, Asia and Africa. Rio Tinto owns and operates open pit and underground mines, mills, refineries, smelters, power stations and research and service facilities to produce iron ore, copper, aluminium, diamonds, gold, industrial minerals and uranium products, which it delivers to customers using its own railways, ports and ships. The map below sets out the locations of Rio Tinto’s operations and assets globally. For additional details regarding the location of each of Rio Tinto’s mining properties, see Mineral Reserves and Mineral Resources on pages 353-375, of this Form 20-F. See also Mines and Production Facilities on pages 380-405 of the Form 20-F for a summary of the ownership interests, operators, titles and leases (including acreage involved), stages of the properties, key permit conditions, mine types and mineralization styles and processing plants related to Rio Tinto’s operations. Further, information regarding the aggregate production for Rio Tinto’s operations for the last three fiscal years can be found on pages 351-352 of the Form 20-F. Summary of Mineral Resources and Mineral Reserves For a summary of the amount and grade of Rio Tinto’s Measured, Indicated and Inferred Mineral Resources by type and geographic area, as determined by a Qualified Person as of 31 December 2021, see Mineral Resources on pages 366-375 of the Form 20-F. For a summary of the amount and grade of Rio Tinto’s Proven and Probable Mineral Reserves by type and geographic area, as determined by a qualified person as of 31 December 2021, see Mineral Reserves on pages 354-365 of the Form 20-F. Internal controls disclosure pursuant to Item 1305 of Regulation S-K under Securities Act of 1933 For a description of the internal controls that Rio Tinto uses in its exploration and Mineral Resource and Mineral Reserve estimation efforts, quality control and quality assurance programmes, verification of analytical procedures and a discussion of the risk management related to these estimates, see Mineral Resources and Mineral Reserves Governance and Internal Controls on pages 376-377 of the Form 20-F. See also Risk factors section on page 120. Individual property disclosure pursuant to Item 1304 of Regulation S-K under Securities Act of 1933 Rio Tinto tested each of its properties to determine which are material to the Group based on the previous financial year reporting as follows: – A property contributing &gt;10% earnings. – A property with &gt;10% of the Group Mineral Reserves. – Any property considered material from a qualitative aspect. Based on these tests, the Pilbara Operations (&gt;10% earnings and &gt;10% Mineral Reserves) and Escondida (&gt;10% Mineral Reserves) are considered material to the Group and hence require submission of a Technical Report Summary. Aluminium Mines and mining projects Key Copper Smelters, refineries, power facilities and processing plants remote from mine Minerals Iron ore Non-managed operations Managed and non-managed emissions US disclosure continued Annual Report on Form 20-F 2021 | riotinto.com422

The following disclosure provides a brief description of the individual properties which Rio Tinto considers material to its business and financial condition. Pilbara operations Property overview Rio Tinto owns and operates an integrated portfolio of iron ore assets in the Pilbara region of Western Australia comprising a network of 17 iron ore mines, four port terminals, an 1,890 kilometre (km) rail network and other infrastructure (the Property). The Property includes Mineral Resources and Mineral Reserves which are dispersed across the Pilbara region over an area of approximately 70,000 square km across the Hamersley Province of Western Australia, located on the southern margin of the Pilbara Craton. The Property lies within the volcanic and sedimentary rock sequence of the Mount Bruce Supergroup, which contains the 2,500 metre (m) thick Hamersley Group, the main host to iron ore deposits, characterised by around 1,000 m of laterally extensive Banded Iron Formation (BIF). Mineralisation at the Property may be grouped into three categories by genesis. BIF Derived Iron Deposits (BIDs) (Boolgeeda, Brockman, and Marra Mamba), Channel Iron Deposits (CIDs), and Detrital Iron Deposits (DIDs). The five ore type categories defined for reporting Mineral Resources are Boolgeeda, Brockman, Marra Mamba, CID, and DID. All mines operated by Rio Tinto at the Property are open pit mines. The mining method employed uses conventional surface mining, whereby shovels and loaders are used to load drilled and blasted material into trucks for removal to waste dumps or feed process plants. For SEC reporting purposes the Pilbara operations are considered a production stage property. In addition to mining activities, Rio Tinto conducts both exploration and development activities across the property. History Rio Tinto commenced exploration in the Hamersley Ranges in 1962 through its subsidiary Conzinc Riotinto of Australia (CRA) following the easing of the Australian Government’s iron ore export embargo in November 1960 and the subsequent issue of exploration permits, which laid the foundation for the development and growth of the iron ore industry in the Pilbara region. Rio Tinto’s initial first full calendar year of production commenced by Hamersley Iron in 1967, mining 6.2 Mt and shipping 3.6 Mt of iron ore, supported by a workforce of some 4,500 employees. As of 31 December 2021, the Property had over 15,000 employees and contractors operating a total of 17 mines. For a full description of the history of the previous operations (including identities of the previous operators) of each of the mines which makeup Pilbara, see Mines and Production Facilities on pages 380-405 of the Form 20-F. Infrastructure Roads Rio Tinto operates and maintains 9,365 km of roads and tracks at the Property. Approximately 358 km are sealed roads located within mine sites or between mine sites and public roads. The remaining 9,007 km are unsealed with 7,489 km classified as tracks and 1,518 km classified as roads. Rail Rio Tinto’s railway at Pilbara is the largest privately owned, operated, and maintained railway in the world. Approximately 1,890 km of track infrastructure, connects the 17 mine sites to two ports. The track includes an integrated control signalling system and is further supported by the Pilbara communication, train control and AutoHaul® systems. The Rio Tinto railway at the Property operates and complies under the requirements set by the Office of the National Rail Safety Regulator in Australia. Parker Point & EII Cape Lambert Marandoo Gudai-Darri Yandicoogina Hope Downs 1 Hope Downs 4 West Angelas Mount Tom Price Western Turner Syncline Mesa J Mesa A Silvergrass Brockman 2 Nammuldi Brockman 4 Paraburdoo ChannarEastern Range Yurralyi Maya Port Hedland Karratha Dampier Roebourne Wickham Pannawonica Tom Price Paraburdoo Town Onslow Newman Nullagine Marble Bar Legend Power Station Port Mine Town Powerline (132-220kV) Railway Road 60 km 116&ordm;E 117&ordm;E 118&ordm;E 119&ordm;E 120&ordm;E 21 &ordm;S 22 &ordm;S 23 &ordm;S 21 &ordm;S 22 &ordm;S 23 &ordm;S 116&ordm;E 117&ordm;E 118&ordm;E 119&ordm;E 120&ordm;E Iron Ore operations – Australia 423Annual Report on Form 20-F 2021 | riotinto.com Additional information

The rail network is made up of 54 rail bridges, 1,188 cuttings and embankments, three road bridges, 53 active level crossings, 5,400 culverts, 644 turnouts and over 2,000 km of sealed and unsealed access roads. The track maintenance machine fleet includes four mainline grinders, three switch grinders, eight tampers, six regulators, seven mobile flash butt welders, a RM900 ballast cleaner and several earth-moving assets. Rio Tinto’s railway at the Property operates and complies under the requirements set by the Office of the National Rail Safety Regulator in Australia. Port facilities The Property’s mining assets are facilitated by port facilities in Dampier and Cape Lambert in North-Western Australia. These facilities include car dumping, conveying, stacking, reclaiming, screening and ship loading assets. One facility includes crushing and assets to handle crushed and deslimed ore from the Robe Valley operations. Stockyards allow for product management and blending to obtain the requisite specification requirement. There are seven operational wharf facilities with a total of 14 marine berths protected by berthing dolphins. Cape Lambert marine berths are capable of berthing vessels up to 280,000 deadweight tonnage. Further, Rio Tinto owns 11 tugs for the management of vessels during arrival and departure from the wharfs for the Property. Potable water and wastewater Water supply for the towns, mines, rail, ports, and camps at the Property is provided by production and dewatering bores at the Property, and from the Water Corporation of Western Australia. Water supply systems at the Property incorporate drinking water source protection plans, bores, pipelines, pumps and storage tanks and water treatment and disinfection assets. Wastewater from towns, mines, rail, ports and camps at the Property is collected by the Rio Tinto managed sewerage systems and treated by onsite wastewater treatment facilities. Water supply and wastewater systems are regulated by Australian regulators (the Economic Regulation Authority, the Department of Water and Environmental Regulation and the Department of Mines, Industry Regulation and Safety). Power supply Rio Tinto operates and maintains the power generation and transmission network within the Property. There are four power stations operating twelve gas turbine generators located at Karratha (five gas turbine generators), Cape Lambert (two gas turbine generators), Paraburdoo (three gas turbine generators) and West Angelas (two gas turbine generators). The network load varies seasonally between 200-300 megawatts with gas provided by the Dampier to Bunbury Nature Gas Pipeline and the Goldfields Gas Pipeline. The transmission network is predominantly 220 kilovolts (kV) with 790 km of overhead transmission line and a 132kV transmission line between Cape Lambert and Pannawonica totalling 175 km. There are three 220kV switching stations and twelve bulk terminal substations located near the port and mine operations where the transmission voltage is stepped down to 33kV for distribution within the facilities. Rio Tinto is also the network operator for the towns of Tom Price, Paraburdoo, Wickham, Dampier, and Pannawonica. Personnel Personnel are engaged on either a residential or fly-in-fly-out basis, sourced from capital and regional centres in Western Australia. Age, modernisation and condition of the equipment and facilities The infrastructure, equipment and facilities within the Property vary considerably in age, and many have been subject to brownfields development since original construction. All infrastructure, equipment and facilities within the Property are subject to an ongoing regime of sustaining capital investment and maintenance, underpinned by asset integrity audits, engineering inspections, engineering life cycles for key equipment and safety inspections and audits. Book value For the book value for the Property, see Rio Tinto Financial Information by Business Unit on pages 318-320 of the Form 20-F. Titles, rights and permits Title details In Western Australia, all minerals are the property of the Crown with few exceptions. A mining title must be obtained before any prospecting, exploration or mining activities can be carried out. In Western Australia, the Mining Act 1978, Mining Act 1904, Mining Regulations 1981 and various State Agreements provide the framework of rights and obligations which govern most of Rio Tinto’s exploration and mining activities. Conditions on the grant of mining tenements include the requirements to meet specific reporting and expenditure commitments, which have been met as of the date of this Form 20-F filing. Mineral rights The Property Mineral Resources and Mineral Reserves are held under a combination of State Agreement mining and mineral leases, exploration licences and mining leases under the Mining Act 1978 and temporary reserves held under the Mining Act 1904. State Agreement mining and mineral leases and mining leases under the Mining Act are granted for a period of 21 years and are typically renewable for further periods of 21 years. Exploration licences applied for prior to 10 February 2006 are initially for a five year term and are renewable for two periods of either one or two years and are then renewable for periods of one year. Exploration licences applied for after 10 February 2006 are initially for a five year term and are renewable for an additional five year term and then periods of two years. Renewal of exploration licences is subject to satisfying prescribed criteria. Temporary reserves are renewed for a one year term. The renewal of all tenure at the Property is maintained by the tenure and geographical information systems team. Further, a tenement database provides reminder notices of pending renewals and renewal procedures are adhered to in accordance with established guidelines. US disclosure continued Annual Report on Form 20-F 2021 | riotinto.com424

The following table lists the Rio Tinto mining leases containing the Property Mineral Reserves. This is a subset of the 114 tenements held across the Property, covering approximately 409,000 Ha. Lease Holder Type Area (Ha) ML4SA Hamersley Iron Pty. Limited SA Mineral Lease 79,329 M272SA Hamersley Iron Pty. Limited SA Mineral Lease 14,136 ML252SA Mount Bruce Mining Pty Limited SA Mineral Lease 47,406 ML246SA Hamersley Iron Pty. Limited SA Mineral Lease 12,950 M265SA Channar JV SA Mineral Lease 5,956 M274SA Hamersley Iron - Yandi Pty Limited SA Mineral Lease 30,550 M282SA Hope Downs JV SA Mineral Lease 57,222 ML248SA Robe River Ltd SA Mineral Lease 79,600 Permitting requirements Rio Tinto conducts various environmental studies as needed to support operations and for compliance with regulatory obligations. Baseline studies are undertaken to inform formal impact assessment processes in accordance with provisions under the Environmental Protection Act 1986, and where relevant, the Environment Protection and Biodiversity Conservation Act 1999. Mining related activities require additional approvals under the Mining Act 1978. A significant proportion of the Property’s Mineral Reserve estimate is located within existing permitted operating mining areas with two pending proposals covering deposits included in the estimate, Greater Paraburdoo (pending approval) and Brockman Syncline (referred for assessment). Both projects are in advanced stages of study. The Property also operates under several Indigenous Land Use Agreements and other agreements with traditional owner groups, which include matters such as, but not limited to, commitments for payments made to trust accounts, indigenous employment and business opportunities and heritage and cultural protections. Encumbrances There are no known significant encumbrances to the Property’s Mineral Resources or Mineral Reserves. For further details regarding the titles, leases and rights for each of the mines in the Property, see Mines and Production Facilities–Pilbara on pages 380-387 of the Form 20-F. Mineral Resources The table on pages 368-369 of the Form 20-F sets out the amount and grade, of the Property’s Measured, Indicated and Inferred Mineral Resources for the year ended 31 December 2021. Mineral Resources are reported as in situ estimates. There is no material change in Mineral Resources compared to 2020. The Mineral Resource estimate is based on the following assumptions: – Exclusive of Mineral Reserves – Mineral Rresources are reported exclusive of Mineral Reserves. – Moisture – All Mineral Resource tonnages are estimated and reported on a dry basis. – Mining Factors or Assumptions – It is assumed that standard open pit load and haul mining operations used by Rio Tinto will be applicable for the mining of Mineral Resource ore. – Cut-off – Currently, Rio Tinto reports Mineral Resources by deposit type (BID further sub-divided by geological formation, CID and DID). In addition to this, Rio Tinto sub-divides iron mineralisation for reporting Mineral Resources typically using the following criteria: – High-grade Brockman Ore using a iron (Fe) cut-off grade (≥ 60% Fe). – Brockman Process Ore is reported as ≥ 50% Fe &lt;60% and ≥ 3% alumina (Al2O3) &lt; 6% where geology is coded as Joffre Member, Dales Gorge Member or Footwall Zone. – High-grade Marra Mamba Ore is reported ≥ 58% Fe where geology is coded as Newman Member, MacLeod Member, or Nammuldi Member. – Boolgeeda Ore is reported as High Grade ≥ 60% Fe and Blending Aluminous as ≥ 55% Fe &lt; 60% and ≥ 3% Al2O3 &lt; 6.5%. – Detrital ores are reported in relation to their Bedded Ore origins; ≥ 58% Fe for Marra Mamba detritals, ≥ 60% Fe for Brockman detritals or Boolgeeda detrital ores are reported as High Grade ≥ 60% Fe and Blending Aluminous as ≥ 55% Fe &lt; 60% and ≥ 3% Al2O3 &lt; 6.5%. CIDs are reported primarily based on strand (geological subdivision), but with some exceptions where a cut-off grade is applied based on metallurgical processing recovery assumptions. In addition, Mineral Resources are reported for major strands only. – Metallurgical Factors or Assumptions – It is assumed that crushing, screening and beneficiation processes used by Rio Tinto will be applicable for the processing of reported Mineral Resources. Predicted yield and upgrade are deposit specific and are based on metallurgical test work conducted on representative samples collected from those deposits or adjacent analogous deposits. – Environmental Factors or Assumptions – Extensive environmental surveys and studies will be completed during the project study phases to determine if the project requires formal State and Commonwealth environmental assessment and approval. Mapping of oxidised shales, black carbonaceous shales, lignite, and the location of the water table, is used to predict and manage potential environmental impacts. – Heritage Factors or Assumptions – Extensive cultural heritage studies, surveys and engagement with traditional owners will be completed during project study phases to determine if projects require additional assessment, monitoring, or exclusion areas to be maintained during mining, to manage potential impacts to sites and cultural values. For more information regarding the material assumptions for the Mineral Resource estimates, see Section 11 of the Pilbara Operations Technical Report Summary filed herewith this Form 20-F as exhibit 96.1. 425Annual Report on Form 20-F 2021 | riotinto.com Additional information

Mineral Reserves The table on pages 356-357 of the Form 20-F sets out the amount and grade of the Property’s Proven and Probable Mineral Reserves for the year ended 31 December 2021. From 2020, the Mineral Reserve estimate decreased by approximately 11%. The majority of this change (approximately 8%) was due to mining depletion. Other minor changes are attributed to updated geology models and changes to pit designs due to protection of cultural heritage. The Mineral Reserves estimates are based on the following assumptions: – Geological model – orebody block models (OBMs) are developed for Mineral Resource reporting within each mining area and form the basis of the Mineral Reserve estimates. – Moisture – Geology models contain tonnage estimates on a dry in situ basis. During generation of the OBMs, the estimated water content (moisture) for each block model block is added. The moisture estimate includes consideration of material physical properties and hydrogeology. By including both dry tonnes and water content in the block models, estimates for dry and wet tonnages can be determined from the block models as required for planning, reporting or any other purpose. Metallurgical regressions are applied to dry material. From this, expected water content is predicted for each product, allowing reporting of wet product tonnes by combining the dry tonnes and moisture content. – Metallurgical and processing recoveries – Metallurgical and processing recovery estimates are applied to crusher feed tonnages based on the processing plant type. Dry crushing and screening plants achieve a recovery of 100%. Wet plants achieve typical recoveries of 85 to 92% (dry basis) for the Marra Mamba and Brockman ores. Processing of pisolite ores results in recoveries ranging from 50% to 90% due to the relatively higher and more variable clay content. The beneficiation plant yield is approximately 60% to 70%. – Cut-off - The key determinant for the classification of material into ore and waste is the target product specification of the various iron ore products. Whether a particular parcel of material has economic value or not does not depend on the characteristics of the parcel itself, but on its potential contribution to a material blend. Target product specifications determine the quantity of saleable ore that can be economically extracted from the orebodies, and thus the reported Mineral Reserve. The cut-off grade for the reported Mineral Reserve is not based on calculation of a break-even content of a payable mineral, or similar economic break-even analysis. The primary parameter for determining if material is ore or waste is iron content. Deleterious elements such as phosphorous or alumina can also influence the ore-waste determination. Iron cut-off grade ranges for the different material types can be seen below: Ore Type Cut-off Range (Fe%) Yandicoogina Pisolite 55% Robe Valley Pisolite 53-55% Pilbara Blend Brockman 57-60% Pilbara Blend Marra Mamba 56-58% – Methodology – A mining schedule that fully consumes the scheduling inventory for Pilbara is developed from the prepared OBMs. To demonstrate economic viability of the Mineral Reserves, economic modelling is completed. Material is only reported as Mineral Reserve if the level of geological certainty is sufficient to allow a Qualified Person to apply the modifying factors in sufficient detail to support detailed mine planning and economic viability of the deposit. For more information regarding the material assumptions for the Mineral Reserve estimates, see Section 12 of the Pilbara Operations Technical Report Summary filed herewith this Form 20-F as exhibit 96.1. Exploration The following information can be found in Section 7 of the Pilbara Operations Technical Report Summary filed herewith this Form 20-F as exhibit 96.1. Rio Tinto has an ongoing, active programme of exploration over various parts of the Property. During 2021, 767,000 m of drilling was completed on programmes that are aimed at discovery and development of Rio Tinto’s iron ore deposits in the Property. Surface exploration activities are also undertaken as part of geological mapping programmes over areas where there are no or limited mining activities. A small number of grab samples (1-3 kg) are collected when required. The following table provides a summary of the exploration drilling across the Property. Exploration / Mining Area Number of drill holes by drill type Total drill metres by drill type P/A/V RC DD U P/A/V RC DD U Greater Brockman 2,600 35,628 1,778 81 147,700 2,550,556 149,199 2,383 Greater Tom Price 8,267 10,179 1,237 61 493,017 796,386 113,718 2,958 Greater Paraburdoo 6,950 9,407 815 29 501,178 654,644 86,738 2,947 Robe Valley 1,457 20,934 8,039 3,467 34,517 743,969 405,415 91,953 West Pilbara 584 4,961 250 146 26,567 314,139 10,686 5,061 Greater West Angelas 615 25,117 1,611 3,291 20,647 1,908,997 139,410 221,291 Gudai-Darri 774 14,244 507 17 40,734 893,661 33,214 252 Greater Hope Downs 173 18,177 1,036 160 5,154 1,406,870 106,648 7,685 Yandicoogina 211 3,851 5,635 25 9,722 239,602 307,162 1,385 East Pilbara 1,816 7,312 275 26 136,305 707,246 31,316 2,360 Notes: DD = Diamond, RC = Reverse Circulation, P/A/V = Percussion, Aircore, Vacuum. U = Unknown. US disclosure continued Annual Report on Form 20-F 2021 | riotinto.com426

Current drilling techniques at the Property are reverse circulation (RC) drilling and diamond drilling (DD). RC holes are sampled in 2 m composites and collected in alpha-numerically numbered calico bags. Due to potential fibre mineral intersections, water injection has been used throughout the programmes since 2014. ‘A’ and ‘B’ splits are collected and always taken from the same respective chute of the splitter, keeping any possible biases constant. Regular cleaning of the splitter and cyclone is undertaken to avoid smearing and contamination across intervals. Respective splits are laid out in separate rows on the ground adjacent to bulk reject samples, avoiding mixing of bags and ensuring only ‘A’ sample splits are collected and sent to the laboratory. The particle size of RC chips is around 6 mm and the primary sample collected post splitting is between 5 and 8 kg, depending on the density of the material. Each diamond hole is sampled in 1 m composites using a ‘crushing sheet’ created by a geologist and collected in alpha-numerically numbered calico bags (the ‘crushing sheet’ allocated bag numbers to each metre drilled and showed where check standards are to be inserted). Field check standards are inserted selectively by the rig/logging geologist at a rate of one in every 30 samples in mineralised zones and one in every 60 samples in waste with a minimum of one per drill hole. All check standards contained a trace of strontium carbonate that is added at the time of preparation. These standards are used to check sample preparation and analytical precision and accuracy at the laboratory. No direct recovery measurements of RC samples are performed. Sample weights are recorded at the laboratory upon receipt and are qualitatively estimated for loss per drilling interval at the rig. Diamond core recovery is maximised via the use of triple-tube sampling and additive drilling muds. Diamond core recovery is recorded using rock quality designation measurements with all cavities and core loss recorded. Sample recovery in some friable mineralisation may be reduced however it is unlikely to have a material impact on the reported assays for these intervals. There were no other factors that materially affected the accuracy or reliability of the results recorded. Geological logging is performed on 2 m intervals for all RC drilling and either 1 m or 2 m intervals for diamond holes, depending on the level of detail required. Magnetic susceptibility readings are recorded for each interval. All diamond drill core is photographed. Since 2001, all drill holes have been logged geo-physically for gamma trace, calliper, gamma density, resistivity and magnetic susceptibility. Open-hole acoustic and optical televiewer image data is collected in specific RC and diamond holes throughout the deposit for structural analyses. 427Annual Report on Form 20-F 2021 | riotinto.com Additional information

Escondida As the operator of the operations at the Escondida mines (Escondida), BHP is in sole possession of certain information which is required to be disclosed pursuant to Item 1304 under Regulation S-K and necessary to produce a Technical Report Summary compliant with Item 1302 under Regulation S-K. Rio Tinto is not able to obtain the information required to prepare the disclosures and report pursuant to Item 1304 and Item 1302 of Regulation S-K, respectively, as at December 31, 2021, without unreasonable effort or expense due to informational and operational constraints related to its involvement in the Escondida property. Furthermore, Rio Tinto requested and was denied access to a Technical Report Summary dated as at December 31, 2021. This disclosure is based on the information that Rio Tinto possess or has been able to acquire as it relates to the year ended December 31, 2021 without incurring an unreasonable burden or expense as of the date of this Form 20-F submission. Property Overview Escondida is a leading producer of copper concentrate and cathodes located in the Atacama Desert in northern Chile, 170 km southeast of Antofagasta, Chile. Escondida mineral rights leases cover a total of 57,047 Ha. For SEC reporting purposes Escondida is considered a production stage property. The following map sets out the location of Escondida. Escondida is a non-managed joint venture which is 30% owned by Rio Tinto, 57.5% by BHP, 10% by the JECO Corporation Consortium (comprised of Mitsubishi and JX Nippon Mining and Metals) and 2.5% JECO 2 Ltd. Escondida consists of a series of porphyry deposits containing copper, gold, silver and molybdenum and includes two active surface open pit mines in production (Escondida and Escondida Norte) with ore being processed through three processing options (oxide leach, sulfide un of mine leach and conventional flotation concentrators). The processing plants at Escondida include the Los Colorados, Laguna Seca Line 1 and Laguna Seca Line 2 concentrators. Escondida also includes the oxide leach facility, SL run of mine leach facility and SX/EW facility. History Production at Escondida started in 1990 and capacity has since expanded. The first cathode was produced in 1998 from the oxide leach plant, and in 2006 the sulphide leach plant was inaugurated, one year after the start of production at the Escondida Norte pit. The third concentrator plant was commissioned in 2016. US disclosure continued Annual Report on Form 20-F 2021 | riotinto.com428

Infrastructure The infrastructure at Escondida includes private roadways to the mine site that are accessible to the public, a privately owned rail line to transport supplies and cathode from the mine site to ports at Antofagasta and Mejillones, Chile, privately owned pipelines to transport copper concentrate from the mine site to the deep sea port facility at Coloso, Chile, two desalinisation plants and a water treatment plant for concentrate filtrate at the port in Coloso, Chile, two water pipelines and four pump stations for the supply of fresh water to the mine site and power transport facilities to tie the mine site to the power grid. Escondida also includes offices, housing and cafeteria facilities to support the employees and contractors on the mine site and warehouse buildings and laydown facilities to support the operations and projects. Power for Escondida is supplied from the grid under various contracts with local generating companies in Chile. Titles, leases and permits Escondida includes thirteen mineral rights leases. The mining concession for Escondida has been conferred by the Government of Chile under the Chilean Mining Code, which is valid indefinitely, subject to an annual tenement payment (during March each year). 429Annual Report on Form 20-F 2021 | riotinto.com Additional information

Metal prices and exchange rates Metal prices – average for the year 2021 2020 Increase/ (decrease) Copper – US cents/lb 422 281 50% Aluminium – $/tonne 2480 1,702 46% Gold – $/troy oz 1799 1,770 2% Average exchange rates against the US dollar Sterling 1.38 1.28 7% Australian dollar 0.75 0.69 9% Canadian dollar 0.80 0.75 6% Euro 1.18 1.14 4% South African rand 0.068 0.061 11% Year-end exchange rates against the US dollar Sterling 1.35 1.36 -1% Australian dollar 0.73 0.77 -6% Canadian dollar 0.78 0.78 - % Euro 1.13 1.23 -8% South African rand 0.063 0.068 -7% Financial calendar 2022 18 January Fourth quarter 2021 operations review 23 February Announcement of results for 2021 10 March Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs quoted “ex-dividend” for the 2021 final dividend 11 March Record date for the 2021 final dividend for Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs 29 March Final date for elections under the Rio Tinto plc and Rio Tinto Limited dividend reinvestment plans and under facilities for dividends to be paid in alternative currency for the 2021 final dividend 8 April Annual general meeting for Rio Tinto plc, UK 12 April Dividend currency conversion date (Rio Tinto plc holders electing to receive Australian dollars and Rio Tinto Limited holders electing to receive pounds sterling) 20 April First quarter 2022 operations review 21 April Payment date for the 2021 final dividend to holders of ordinary shares and ADRs 5 May Annual general meeting for Rio Tinto Limited, Australia 15 July Second quarter operations review 2022 27 July Announcement of half-year results for 2022 11 August Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs quoted “ex-dividend” for the 2022 interim dividend 12 August Record date for the 2022 interim dividend for Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs 1 September Final date for elections under the Rio Tinto plc and Rio Tinto Limited dividend reinvestment plans and under facilities for dividends to be paid in alternative currency for the 2022 interim dividend 15 September Dividend currency conversion date (Rio Tinto plc holders electing to receive Australian dollars and Rio Tinto Limited holders electing to receive pounds sterling) 22 September Payment date for the 2022 interim dividend to holders of ordinary shares and ADRs 18 October Third quarter 2022 operations review Annual Report on Form 20-F 2021 | riotinto.com430

Registered offices Rio Tinto plc 6 St James’s Square London UK SW1Y 4AD Registered in England No. 719885 Telephone: +44 (0)20 7781 2000 Website: riotinto.com Rio Tinto Limited Level 7 360 Collins Street Melbourne Victoria 3000 Australia ABN 96 004 458 404 Telephone: +61 (0) 3 9283 3333 Website: riotinto.com Rio Tinto’s agent in the US is Cheree Finan, who may be contacted at Rio Tinto Services Inc. 80 State Street Albany NY 12207-2543 US Shareholders Please refer queries about shareholdings to the investor centre of the respective registrar. Rio Tinto plc Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ UK Telephone: +44 (0)370 702 0003 Fax: +44 (0)370 703 6101 UK residents only Website: computershare.com Holders of Rio Tinto American Depositary Receipts (ADRs) Please contact the ADR administrator if you have any queries about your ADRs. ADR administrator J.P. Morgan Chase Bank N.A. Shareowner Services PO Box 64504 St. Paul MN 55164-0504 US residents only, toll free general: +1(800) 990 1135 Telephone from outside the US: +1 (651) 453 2128 US residents only, toll free Global invest direct: +1 (800) 428 4237 Website: adr.com Email: https://www.shareowneronline.com/ informational/contact-us/ Rio Tinto Limited Computershare Investor Services Pty Limited GPO Box 2975 Melbourne Victoria 3001 Australia Telephone: +61 (0) 3 9415 4030 Australian residents only, toll free: 1800 813 292 New Zealand residents only, toll free: 0800 450 740 Website: computershare.com Former Alcan Inc. shareholders Computershare Investor Services Inc. 8th Floor 100 University Avenue Toronto, ON Canada M5J 2Y1 Telephone: +1 514-982-7555 North American residents only, toll free: +1 (800) 564-6253 Website: computershare.com Investor Centre Investor Centre is Computershare’s free, secure, self-service website, where shareholders can manage their holdings online. The website enables shareholders to: – View share balances – Change address details – View payment and tax information – Update payment instructions In addition, shareholders who register their email address can be notified electronically of events such as annual general meetings, and can receive shareholder communications such as the Annual Report or notice of meeting electronically online. Rio Tinto plc shareholders Website: www.investorcentre.co.uk Rio Tinto Limited shareholders Website: www-au.computershare.com/Investor 431Annual Report on Form 20-F 2021 | riotinto.com Additional information

Forward-looking statements This report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low-carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; the impacts of the COVID-19 pandemic; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks identified in Rio Tinto’s most recent Annual Report and Accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this report should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Annual Report on Form 20-F 2021 | riotinto.com432

Printed by Park Communications on FSC® certified paper. Park works to the EMAS standard and its Environmental Management System is certified to ISO 14001. This publication has been manufactured using 100% offshore wind electricity sourced from UK wind. 100% of the inks used are vegetable oil based, 95% of press chemicals are recycled for further use and, on average 99% of any waste associated with this production will be recycled and the remaining 1% used to generate energy. This document is printed on Splendorgel Extra White and GalerieArt Matt, both papers are made of material from well-managed, FSC®-certified forests and other controlled sources. riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom Rio Tinto Limited Level 7, 360 Collins Street Melbourne VIC 3000 Australia

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
3.2
DLC Merger Sharing Agreement, dated 21 December 1995 and amended on 14 April 2005, 29 April 2005 and 18 December 2009 between CRA Limited and The RTZ Corporation PLC relating to the ongoing relationship between CRA and RTZ following the DLC merger (incorporated by reference to Exhibit 3.2 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1‑10533)

3.3
RTZ Shareholder Voting Agreement, dated 21 December 1995 and amended on 18 January 2010 between The RTZ Corporation PLC, RTZ Shareholder SVC Pty. Limited, CRA Limited, R.T.Z. Australian Holdings Limited and The Law Debenture Trust Corporation p.l.c (incorporated by reference to Exhibit 3.3 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1‑10533)

3.4
CRA Shareholder Voting Agreement, dated 21 December 1995 and amended 18 January 2010 between CRA Limited, CRA Shareholder SVC Limited, The RTZ Corporation PLC and The Law Debenture Trust Corporation p.l.c., relating to the RTZ Special Voting Share (incorporated by reference to Exhibit 3.4 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2009, File No. 1‑10533)

4.1
Rules of the Rio Tinto plc Performance Share Plan 2013, approved on 18 April 2013 and amended on 12 February 2019 (incorporated by reference to Exhibit 4.1 of Rio Tinto plc Annual Report on Form 20-F for fiscal year ended 31 December 2020, File No. 1-10533)

4.2
Rules of the Rio Tinto Limited Performance Share Plan 2013, approved on 9 May 2013 and amended on 12 February 2019 (incorporated by reference to Exhibit 4.2 of Rio Tinto plc Annual Report on Form 20-F for fiscal year ended 31 December 2020, File No. 1-10533)

4.3
Rules of the Rio Tinto plc Equity Incentive Plan 2018, approved on 11 April 2018 and amended on 12 February 2019, 4 March 2021 and 28 June 2021 (incorporated by reference to Exhibit 4.3 of Rio Tinto plc Annual Report on Form 20-F for fiscal year ended 31 December 2021, File No. 1-10533)

4.4
Rules of the Rio Tinto Limited Equity Incentive Plan 2018, approved on 2 May 2018 and amended on 12 February 2019, 4 March 2021 and 28 June 2021 (incorporated by reference to Exhibit 4.4 of Rio Tinto plc Annual Report on Form 20-F for fiscal year ended 31 December 2021, File No. 1-10533)

8.1	List of subsidiary companies (incorporated by reference to Exhibit 8.1 of Rio Tinto plc Annual Report on Form 20-F for fiscal year ended 31 December 2021, File No. 1-10533)
12.1*	Certifications pursuant to Rule 13a‑14(a) of the Exchange Act
13.1*
Certifications furnished pursuant to Rule 13a‑14(b) of the Exchange Act (such certifications are not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference in any filing under the Securities Act)

15.1
Consent of KPMG LLP and KPMG, independent registered public accounting firms (incorporated by reference to Exhibit 15.1 of Rio Tinto plc Annual Reporton Form 20-F for fiscal year ended 31 December 2021, File No. 1-10533)

15.2
Consent of PricewaterhouseCoopers LLP and PricewaterhouseCoopers, independent registered public accounting firms (incorporated by reference to Exhibit 15.2 of Rio Tinto plc Annual Report on Form 20-F for fiscal year ended 31 December 2021, File No. 1-10533)

16.1	Mine safety and health administration safety data (incorporated by reference to Exhibit 16.1 of Rio Tinto plc Annual Report on Form 20-F for fiscal year ended 31 December 2021, File No. 1-10533)
17.1	Guarantors and Issuers of Guaranteed Securities (incorporated by reference to Exhibit 17.1 of Rio Tinto plc Annual Report on Form 20-F for fiscal year ended 31 December 2021, File No. 1-10533)
96.1	Technical Report Summary Pilbara Operations (incorporated by reference to Exhibit 96.1 of Rio Tinto plc Annual Report on Form 20-F for fiscal year ended 31 December 2021, File No. 1-10533)
101*	Interactive data files
*    Filed herewith
**    Paper filing in 1995

Signature
The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this Amendment No. 1 to the Annual Report for the fiscal year ended 31 December 2021 on their behalf.

Rio Tinto plc	Rio Tinto Limited
(Registrant)	(Registrant)
/s/ Steve Allen	/s/ Steve Allen
Name: Steve Allen	Name: Steve Allen
Title: Company Secretary	Title: Joint Company Secretary

Date: 30 March 2023	Date: 30 March 2023