Form 20-F
period 2023-12-31
RIO TINTO PLC; RIO TINTO LTD
filed 2024-02-23
CIK 863064, 887028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2023
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from: to

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited ABN 96 004 458 404
(Exact Name of Registrant as Specified in Its Charter)	(Exact Name of Registrant as Specified in Its Charter)

England and Wales (Jurisdiction of Incorporation or Organization)	Victoria, Australia (Jurisdiction of Incorporation or Organization)

6 St. James's Square London, SW1Y 4AD, United Kingdom (Address of Principal Executive Offices)	Level 43, 120 Collins Street Melbourne, Victoria 3000, Australia (Address of Principal Executive Offices)
Julie Parent, T: 514-848-8519, E: julie.parent@riotinto.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American Depositary Shares*
Ordinary Shares of 10p each**
7.125% Notes due 2028
5.000% Notes due 2033
5.200% Notes due 2040
4.750% Notes due 2042
4.125% Notes due 2042
2.750% Notes due 2051
5.125% Notes due 2053
RIO
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange

*	Evidenced by American Depositary Receipts. Each American Depositary Share Represents one Rio Tinto plc Ordinary Shares of 10p each.
**	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Class	Title of Class Shares
None	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of Class	Title of Class of Shares
None	None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of each class	Rio Tinto plc - Number	Rio Tinto Limited - Number	Title of each class
Ordinary Shares of 10p each	1,255,892,098	371,216,214	Shares
DLC Dividend Share of 10p	1	1	DLC Dividend Share
Special Voting Share of 10p	1	1	Special Voting Share
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
Yes  ☐    No  ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrants' executive officers during the relevant recovery period pursuant to §240.10D-1(b).
Yes  ☐    No  ☒
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
Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrants are shell companies (as defined in Rule 12b-2 of the Exchange
Act).
    Yes  ☐    No  ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrants have filed all documents and reports required to be filed by Sections 12, 13 or
15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐ No ☐

Auditor Name	Auditor Location	Auditor Firm ID
KPMG LLP	London, United Kingdom	1118
KPMG	Perth, Australia	1020

Item	Form 20-F Caption	Location in this document	Page
1	Identity of directors, senior management and advisers	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information
	3.A - [Reserved]	Not applicable	–
	3.B – Capitalisation and indebtedness	Not applicable	–
	3.C – Reasons for the offer and use of proceeds	Not applicable	–
	3.D – Risk factors	Risk factors
4	Information on the company
	4.A – History and development of the company	Contents	Cover
		At a glance	2-3
		Chair’s statement	4-5
		Chief Executive’s Q&A	6-7
		Our purpose in action	10-11
		Our stakeholders	12-13
		Strategic context	14-15
		Progressing our strategy	17
		Progressing our four objectives	18-19
		Key performance indicators	20-22
		Chief Financial Officer’s statement	23
		Financial review	24-29
		Portfolio management	30-31
		Iron Ore	32-33
		Aluminium	34-35
		Copper	36-37
		Minerals	38-39
		Our approach to ESG	40-77
		Governance – Additional statutory disclosure – Operating and financial review	146-147
		Financial statements – Note 1 – Our financial performance by segment – Note 5 – Acquisitions and disposals	173-175 181-182
		Rio Tinto Financial Information by Business Unit	286-288
		Shareholder Information – Organisational structure – Nomenclature and financial data – History – Dual-listed companies structure	347 347 347 347
		Additional information – US disclosure – Document on display – Registered offices	357 382
Form 20-F cross-reference guide

Annual Report on Form 20-F 2023 | riotinto.com	i

Item	Form 20-F Caption	Location in this document	Page
	4.B – Business overview	At a glance	2-3
		Chair’s statement	4-5
		Chief Executive’s Q&A	6-7
		Creating value by living our purpose	8-9
		Our purpose in action	10-11
		Our stakeholders	12-13
		Strategic context	14-15
		Our strategy	16
		Progressing our strategy	17
		Progressing our four objectives	18-19
		Key performance indicators	20-22
		Chief Financial Officer’s statement	23
		Financial review	24-29
		Iron Ore	32-33
		Aluminium	34-35
		Copper	36-37
		Minerals	38-39
		Our approach to ESG	40-77
		Governance – Additional statutory disclosure – Government regulations – Environmental regulations	150 150
		Financial statements Note 6 – Revenue by destination and product	182-183
		Metals and minerals production	297-298
		Mineral Resources and Mineral Reserves	299-322
		Qualified Persons	323
		Mines and production facilities	324-342
		Additional information – US disclosure – Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934	354
	4.C Organisational structure	Financial statements – Note 30 – Principal subsidiaries – Note 31 – Principal joint operations – Note 32 – Principal joint ventures and associates	226-228 228-229 229-231
		Shareholder Information – Organisational structure – Dual-listed companies structure	347 347
	4.D – Property, plants and equipment	Key performance indicators	20-22
		Portfolio management	30-31
		Iron Ore	32-33
		Aluminium	34-35
		Copper	36-37
		Minerals	38-39
		Our approach to ESG	40-77
		Governance – Additional statutory disclosure – Environmental regulations – Energy efficiency action	150 150
		Financial statements Note 13 – Property, plant and equipment	191-195
		Metals and minerals production	297-298
		Mineral Resources and Mineral Reserves	299-322
		Qualified persons	323
		Mines and production facilities	324-342
		Additional information – US disclosure – Summary disclosure of operations pursuant to Item 1303 of SK-1300 under Securities Act of 1933	363
		Additional information – US disclosure – Individual property disclosure pursuant to Item 1304 of SK-1300 under Securities Act of 1933	363-380
		Additional information – US disclosure – Internal controls disclosure pursuant to Item 1305 of SK-1300 under Securities Act of 1933	380
		See Exhibit 96.4	–

ii	Annual Report on Form 20-F 2023 | riotinto.com

Item	Form 20-F Caption	Location in this document	Page
4A	Unresolved staff comments	None	–
5	Operating and financial review and prospects
	5.A – Operating results	Chair’s statement	4-5
		Financial review	24-29
		Iron Ore	32-33
		Aluminium	34-35
		Copper	36-37
		Minerals	38-39
		Our approach to ESG	40-77
		Governance – Additional statutory disclosure – Operating and financial review – Government regulations – Environmental regulations	146-147 150 150
		Financial statements –h. Impact of Climate Change on the Group –Note 24 – Financial instruments and risk management	162-165 209-214
		Rio Tinto Financial Information by Business Unit	286-288
		Alternative Performance Measures	289-294
	5.B – Liquidity and capital resources	Portfolio management	30-31
		Copper – Oyu Tolgoi underground project	37

Financial statements
– Note 14 – Close-down and restoration provisions
– Our capital and liquidity
– Note 19 -  Net debt
– Note 20 – Borrowings
– Note 21 – Leases
– Note 22 – Cash and cash equivalents
– Note 23 – Other financial assets and liabilities
– Note 24 – Financial instruments and risk management
– Note 28 – Post-retirement benefits
– Note 36 – Other provisions
– Note 37 – Contingencies and commitments
196-200 204 205 206-207 207-208 208 209 209-214 218-224 234 234-236
	5.C – Research and development, patents and licenses, etc.	Our strategy	16
		Progressing our strategy	17
		Progressing our four objectives	18-19
		Our approach to ESG - Environmental performance	44-65
		Governance – Additional statutory disclosure – Exploration, research and development	150

Financial statements
– Note 7 – Net operating costs (excluding items disclosed separately)
– Note 13 - Property, plant and equipment
-Impact of climate change on our business - Useful economic lives of our power generating assets
184 191-195 195
	5.D – Trend information	At a glance	2-3
		Chair’s statement	4-5
		Chief Executive's Q&A	6-7
		Creating value by living our purpose	8-9
		Our purpose in action	10-11
		Our stakeholders	12-13
		Strategic context	14-15
		Our strategy	16
		Progressing our strategy	17
		Progressing our four objectives	18-19
		Key performance indicators	20-22
		Chief Financial Officer’s statement	23
		Financial review	24-29
		Iron Ore	32-33
		Aluminium	34-35
		Copper	36-37
		Minerals	38-39
	5.E – Critical accounting estimates	Not Applicable	–
6	Directors, senior management and employees

Annual Report on Form 20-F 2023 | riotinto.com	iii

Item	Form 20-F Caption	Location in this document	Page
	6.A – Directors and senior management	Governance – Board of Directors – Executive Committee	92-93 94-95
		Additional statutory disclosure – Directors and executives	147
	6.B – Compensation	Governance – Remuneration at a glance - Policy changes – Remuneration Policy – Implementation report – Implementation report tables	115-117 119-126 127-140 141-145
		Financial statements – Note 26 – Employment costs and provisions – Note 27 – Share-based payments – Note 28 – Post-retirement benefits	215 216-218 218-224
	6.C – Board practices	Governance	90-156
		Governance – Board of Directors – Executive Committee – Audit & Risk Committee report – Remuneration Policy – Executives’ service contracts and termination – Compliance with governance codes and standards	92-93 94-95 107-110 124-125 152-156
		Shareholder information – Directors – Appointment and removal of Directors	352
	6.D – Employees	Our stakeholders – Workforce	12
		Our approach to ESG – Talent, diversity and inclusion	73
		Financial statements – Note 25 – Average number of employees – Note 26 – Employment costs and provisions	215 215
		Rio Tinto financial Information by Business Unit	286-288
	6.E – Share ownership	Governance – Implementation report – Executive Directors’ shareholding – Non-Executive Directors’ share ownership – Other share plans	136 140 140
		Financial statements - Note 27 – Share-based payments	216-218
	6.F – Disclosure of a registrant’s action to recover erroneously awarded compensation	Governance – Remuneration policy – Executive remuneration structure - Policy table See Exhibit 96.5	120-122
7	Major shareholders and related party transactions
	7.A – Major shareholders	Shareholder information - Shareownership – Substantial shareholders in Rio Tinto plc – Substantial shareholders in Rio Tinto Limited – Analysis of ordinary shareholders – Twenty largest registered shareholders	349 349 350 350
	7.B – Related party transactions	Financial review	24-29
		Financial statements Note 33 – Related-party transactions	231
	7.C – Interests of experts and counsel	Not applicable	–

iv	Annual Report on Form 20-F 2023 | riotinto.com

Item	Form 20-F Caption	Location in this document	Page
8	Financial Information
	8.A – Consolidated statements and other financial information	Financial review – Our shareholder returns policy	29
		Additional statutory disclosure - Operating and Financial Review	146-147
		Financial statements Note 37 – Contingencies and commitments	234-236
		See Item 18	–
	8.B – Significant changes	Financial statements Note 39 – Events after the balance sheet date	237
9	The offer and listing
	9.A – Offer and listing details	Additional statutory disclosure – Operating and financial review	146-147
		Shareholder information – Organisational structure – Markets	347 348
	9.B – Plan of distribution	Not applicable	–
	9.C – Markets	Shareholder information – Markets	348
		See Exhibit 2.1	–
	9.D – Selling shareholders	Not applicable	–
	9.E – Dilution	Not applicable	–
	9.F – Expenses of the issue	Not applicable	–
10	Additional information
	10.A – Share capital	Not applicable	–
	10.B – Memorandum and articles of association	Financial review – Our shareholder returns policy	28
		Governance – Compliance with governance codes and standards	152-156
		Shareholder information – Dual-listed companies structures – Material contracts – Exchange controls and foreign investment – Directors	347-348 351-352 352 352-353
		See Exhibit 2.1	–
	10.C – Material contracts	Financial statements – Our capital and liquidity
		Shareholder information – Material contracts	351-352
	10.D – Exchange controls	Shareholder information – Exchange controls and foreign investment	352
	10.E – Taxation	Additional information – US disclosure – Taxation	354-356
	10.F – Dividends and paying agents	Not applicable	–
	10.G – Statement by experts	Not applicable	–
	10.H – Documents on display	Additional information – US disclosure – Document on display	357
	10.I – Subsidiary information	Not applicable	–
	10.J – Annual report to security holders	Additional information – US disclosure – Document on display	357
11	Quantitative and qualitative disclosure about market risk	Risk factors	81-88
		Financial statements Note 24 – Financial instruments and risk management	209-214
		Cautionary statement about forward-looking statements	383
12	Description of securities other than equity securities
	12.A – Debt securities	Not applicable	–
	12.B – Warrants and rights	Not applicable	–
	12.C – Other securities	Not applicable	–
	12.D – American depositary shares	Additional information – US disclosure – American Depositary Shares - American depositary receipts (ADRs)	356-357
13	Defaults, dividend arrearages and delinquencies	Not applicable	–

Annual Report on Form 20-F 2023 | riotinto.com	v

Item	Form 20-F Caption	Location in this document	Page
14	Material modifications to the rights of security holders and use of proceeds	Not applicable
15	Controls and Procedures	Governance – Additional statutory disclosure – Disclosure controls and procedures – Management’s report on internal control over financial reporting	151 151
		See Item 18 for the Report of the Independent Registered Public Accounting Firm	–
16	[Reserved]	Not applicable	–
16A	Audit committee financial expert	Governance – Audit & Risk Committee report – US listing requirements – Compliance with governance codes and standards	107 152-156
16B	Code of ethics	Our approach to ESG – Governance performance	76-77
16C	Principal accountant fees and services	Governance – Audit & Risk Committee report – External auditors	109-110
		Financial statements – Note 38 – Auditors’ remuneration	237
16D	Exemptions from the listing standards for audit committees	Not applicable	–
16E	Purchase of equity securities by the issuer and affiliated purchasers	Governance – Additional statutory disclosure – Purchases	149
		Financial statements – Note 34 – Share capital	232
16F	Change in registrant’s certifying accountant	Not applicable	–
16G	Corporate Governance	Governance – Compliance with governance codes and standards	152-156
16H	Mine safety disclosure	See Exhibit 16.1	–
16I	Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable	–
16J	Insider trading policies	Not applicable	–
16K	Cybersecurity	Our approach to risk management	79-80
Risk factors – Preventing material business disruption and data breaches due to cyber events
		Additional information – US disclosure – Cybersecurity	358-362
17	Financial statements	Not applicable	–
18	Financial statements	About Rio Tinto	158
		About the presentation of our financial statements	158-167
		Group Income Statement	168
		Group Statement of Comprehensive Income	169
		Group Cash Flow Statement	170
		Group Balance Sheet	171
		Group Statement of Changes in Equity	172
		Financial statements – Notes 1 to 40	173-237
		Report of Independent Registered Public Accounting Firms	267-269
19	Exhibits	See Exhibit List at the end of this document
Other information contained within Rio Tinto’s Annual Report on Form 20-F 2023 (Form 20-F) is not included in this Form 20-F unless specifically identified above and is furnished to the SEC for information only.

vi	Annual Report on Form 20-F 2023 | riotinto.com
Contents

Strategic report
2023 year in review	1
At a glance	2
Chair's statement	4
From the Chief Executive	6
Creating value by living our purpose	8
Finding better waysTM in 2023	10
Our stakeholders	12
Strategic context	14
Our strategy	16
Progressing our strategy	17
Progressing our four objectives	18
Key performance indicators	20
Chief Financial Officer's statement	23
Financial review	24
Portfolio management	30
Iron Ore	32
Aluminium	34
Copper	36
Minerals	38
Our approach to ESG	40
Environmental performance	44
Social performance	66
Governance performance	76
Our approach to risk	78
Our approach to risk management	79
Risk factors	81
Five-year review	89
Directors’ report
Governance	90
Chair's introduction	91
Board of Directors	92
Executive Committee	94
Our stakeholders - Section 172(1) statement	96
How the Board monitors culture	101
Board activities in 2023	102
Governance framework	103
Evaluating our performance	104
Nominations Committee report	105
Audit & Risk Committee report	107
Sustainability Committee report	111

Remuneration report
Annual statement by the People & Remuneration Committee Chair	113
Remuneration Policy	119
Implementation report	127
Additional statutory disclosure	146
Compliance with governance codes and standards	152
Financial statements
About Rio Tinto	158
About the presentation of our financial results	158
Group primary statements	168
Notes to the 2023 financial statements	173
Other information
Report of independent registered public accounting firms	267
Financial information by business unit	286
Alternative Performance Measures	289
Production, Reserves, Resources and Operations
Metals and minerals production	297
Mineral Resources and Mineral Reserves	299
Qualified Persons	323
Mines and production facilities	324
Additional information
Independent limited assurance report	344
Shareholder information	347
US disclosure	354
Contact details	382
Cautionary statement about forward-looking statements	383
References to information on websites in the Form 20-F
are included as an aid to their location and such
information is not incorporated in, and does not form part
of, this Form 20-F. We have included any website as an
inactive textual reference only.
References to KPMG's limited assurance report related to
sustainability are not incorporated in, and do not form
part of, this Form 20-F.
Our operations are located on land and waters that have belonged to Indigenous
Peoples for thousands of years. We respect their ongoing deep connection to, and their vast knowledge of, the land, water and environment. We pay respects to Elders, both past and present, and acknowledge the important role Indigenous Peoples play within our business and the communities where we live and work.
Cover | The BlueSmelting™ project in Sorel-Tracy, Canada. BlueSmelting™ involves a completely new ilmenite reduction technology that could generate 95% less greenhouse gas emissions than the current reduction process, enabling the production of titanium dioxide, steel and metal powders with a significantly lower-carbon footprint.

2023 year
in review
We are finding better waysTM to provide
the materials the world needs. In 2023,
our teams around the world sought
opportunities to reduce our carbon footprint,
to partner to develop technologies to
decarbonise steel and aluminium
production, to find more efficient ways to
supply copper and critical minerals essential
for the energy transition, and to create new
products from waste. We explore, we mine,
we process, and our ambition continues
to be a business with a commodity mix
aligned with evolving customer demand
in a decarbonising world. But we cannot
do it on our own. So we strive to create
partnerships that solve problems
and create solutions with lower
societal and environmental impact.
The approach applies as much to
large-scale, transformational innovation
as it does to incremental everyday progress,
such as our safety and operational
performance.
All-injury frequency rate	Consolidated sales revenue
0.37	$54.0bn
(2022: 0.40)	(2022: $55.6bn)
Women in our workforce	Profit after tax attributable to owners of Rio Tinto
24.3%	$10.1bn
(2022: 22.9%)	(net earnings) (2022: $12.4bn)[1]
Scope 1 and 2 greenhouse gas emissions	Net cash generated from operating activities
32.6Mt	$15.2bn
(equity CO2e) (2022: 32.7Mt)[2]	(2022: $16.1bn)
Increase in spend with Indigenous businesses in Australia	Underlying EBITDA[3]
28%	$23.9bn
(2023 A$725 million increased from A$565 million in 2022)	(2022: $26.3bn)
Completion rate of “Building Everyday Respect” employee learning module	Total dividend per share
83.5%	435 cents
(2022 comparative dataset is not available due to new program)	(2022: 492 cents)

For more information about our environmental, social and governance (ESG) performance see page 43.	For more information about our financial review see page 24.

1.Comparative information has been restated to reflect the adoption of narrow scope amendments to IAS12 “Income Taxes”. Refer to page 166 for details.
2.In 2023, we improved our carbon emissions reporting and now use the market-based method as our primary measure for assessing performance against our targets. We have restated prior year numbers and our 2018 baseline accordingly. We exclude reductions achieved by divesting assets and increases associated with acquisitions from our target and so also adjust our 2018 baseline to take this into account. For comparison purposes, we have disclosed our 2022 emissions on the same basis. Our adjusted 2022 figures are 32.7Mt CO2e and our actual 2022 emissions (unadjusted for acquisitions) are 32.3Mt CO2e.
3.Underlying EBITDA is a non-IFRS measure. A definition of underlying EBITDA and a reconciliation to its closest IFRS measure is presented in note 1 (pages 174-175).

Our 2023 reporting suite
Our Annual Report is part of our broader 2023 reporting suite. You can find this report and others, including our 2023 Climate Change Report,
Sustainability Fact Book, 2023 Addendum - Scope 1, 2 and 3 Emissions Calculation Methodology and Industry Association Disclosure, on our
website. Some of our reports are published on our website later in the year, including our 2023 Taxes Paid Report, Country-by-Country Report,
Modern Slavery Statement, and our Voluntary Principles on Security and Human Rights report.

To view and download these documents see riotinto.com/reports.

2023 Annual Report	2023 Climate Change Report	2023 Sustainability Fact Book	2023 Addendum - Scope 1, 2 and 3 Emissions Calculation Methodology	2023 Industry Association Disclosure
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	1

Our business
We operate in 35[1] countries where our 57,000 employees[2] are working to find better ways to provide the materials the world needs. Our portfolio includes iron ore, copper, aluminium and a range of other minerals and materials needed for people, communities and nations to grow and prosper, and for the world to cut carbon emissions to net zero. We continuously search for new projects that can support the energy transition, currently exploring for eight commodities in 18 countries.
We have more than 150 years of mining and processing experience guiding our work. Today, our business relies on technology such as automation and artificial intelligence to help us run safer, more efficient operations and leave a lighter footprint.

Iron Ore			Aluminium

Segmental revenue $32.2bn (2022: $30.9bn)	Underlying EBITDAn $20.0bn (2022: $18.6bn)	Production (100% basis) 331.5Mt Pilbara iron ore (2022: 324.1Mt)	Segmental revenue $12.3bn (2022: $14.1bn)	Underlying EBITDA $2.3bn (2022: $3.7bn)	Production (our share) 54.6Mt bauxite (2022: 54.6Mt) 3,272kt aluminium (2022: 3,009kt)

Employees[2] 16,000 (2022: 15,000)			Employees[2] 15,000 (2022: 15,000)
Our products Our portfolio includes iron ore, aluminium, bauxite, alumina, copper, diamonds, titanium dioxide, lithium, salt and borates.

For more information see pages 32-39.
Operations and projects3

Iron Ore
Aluminium
Copper
Minerals
Mines
Projects
Smelters, refineries, processing plants and
power and shipping facilities remote from mine
Non-managed operations

1.Includes our mines and production facilities, main exploration activities and countries where we have a significant presence through activities including research and development, commercial, sales, and corporate functions.
2.This represents the average number of employees for the year, including the Group's share of non-managed operations and joint ventures. Refer to page 215 for more information.
3.The map indicates the location of our global operations and projects, however it does not identify all individual facilities included in an operation. It does not include our offices, research and development centres and some processing and shipping facilities.
Operations and projects are indicated according to their product group. The Iron Ore Company of Canada is an iron ore operation but is reported under Minerals due to the management structure. The dots on the map are indicative and in some locations we have more assets than visually represented due to the size of the map.
4.2022 underlying EBITDA for Copper has been adjusted to reflect a change in management responsibility for the Simandou iron ore project from Copper to the Chief Technical Officer. As a result, we have moved Simandou outside of reportable segments and accordingly adjusted prior period comparatives.

At a glance

2	Annual Report on Form 20-F 2023 | riotinto.com

Outlook
We have a strong portfolio of assets across six continents. Our focus is on growing our business while decarbonising, providing products to our customers that support the transition to a low-carbon economy, and delivering attractive returns to our shareholders.
Many of our products are essential for the energy transition: we expect this new source of demand, combined with traditional sources, to drive significant volume growth in our products over the coming decades. In developed markets, customer demand for low-carbon and recycled materials is growing with supply security top of mind.
In developing economies, reliable access to raw materials for domestic processing is critical. We have the people, orebodies, technology, processing capabilities, access to capital and relationships to meet these diversifying needs.

Copper			Minerals

Segmental revenue $6.7bn (2022: $6.7bn)	Underlying EBITDA $1.9bn (2022: $2.6bn)[4]	Production (consolidated basis) 620kt mined copper (2022: 607kt)	Segmental revenue $5.9bn (2022: $6.8bn)	Underlying EBITDA $1.4bn (2022: $2.4bn)	Production (our share) 1,111kt titanium dioxide slag (2022: 1,200kt) 9.7Mt iron ore pellets and concentrate (2022: 10.3Mt)

Employees[2] 8,000 (2022: 8,000)			Employees[2] 10,000 (2022: 9,500)
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	3
Very sadly, I must begin by acknowledging the tragic deaths of our four
Diavik colleagues and two airline crew members in a plane crash near Fort
Smith, in the Northwest Territories, Canada, on 23 January 2024. They will all be dearly missed, and our thoughts are very much with their loved ones, everyone in Fort Smith, and our team at Diavik.
Our focus in 2023, and as we move into 2024,
has been on embedding an empowering
culture and on delivering consistent
operational performance to progress our four
key strategic objectives.
We recognise that creating and maintaining a
culture where everyone can be at their best
requires constant effort but, two years since we
started learning from the findings of the
Everyday Respect Report, there is positive
momentum. Our executive team is driving this
change, with the full support of the Board,
reinforcing the importance of mindsets
and behaviours that ensure everyone,
everywhere in our operations feels safe, valued
and empowered.
The Group has also made progress on our
four key objectives of becoming best operator,
excelling in development, having impeccable
environmental, social and governance (ESG)
credentials and strengthening Rio Tinto’s
social licence. There have been real
improvements in our Pilbara iron ore
operations; we are ramping up underground
copper production at Oyu Tolgoi; we are
significantly closer to unlocking the Simandou
project; and we have made strategic and
exciting investments in our aluminium
business, such as the Matalco recycling joint
venture.
Our strong results in 2023 demonstrate our
continued progress towards our four
objectives, with a continued focus on financial
discipline. This discipline has enabled us to
invest in the future health of our business
while at the same time delivering attractive
returns to investors, with the Board
recommending a final dividend of 258 US
cents, taking total dividends declared to $7.1
billion.
Growing and deepening connections
We are committed to deepening connections
with our stakeholders to earn trust, resolve
conflicts, and strengthen our social licence.
This is constant work in progress, but there
were many bright spots in the way our
relationships with governments, communities
and Indigenous Peoples evolved in 2023.
Our partnership with the Mongolian
Government highlights the mutual benefits
when we get this right. We are now deepening
our connection to Mongolia, most recently
forming a partnership with UNESCO to
support its sustainable development. In
Canada, we are growing our aluminium
business, including expanding the use of
AP60 low-carbon smelting technology, with
the continued support of the national and local
governments.
More broadly, we are embedding and
replicating the learnings from a shift to co-
management and co-development at our
operations, such as working closely with the
Nyiyaparli and Ngarlawangga people as we
progress the Rhodes Ridge project in the
Pilbara. As we get closer to unlocking
Simandou in Guinea, we are doing so in close
partnership with communities, in a way that
will support further economic development
beyond the mine.
This commitment to ESG and a stronger
social licence does not end with the life of a
mine. At Le Thoronet in south-east France, a
rehabilitated former bauxite mine we have
handed back to the French authorities, I saw
evidence of how we are thinking about the full
lifecycle of our assets, beyond our time as their
custodians.
An important part of our engagement is with
non-governmental organisations (NGOs).
Taking part in our civil society roundtables in
the US, UK and Australia provided opportunities
to listen to the concerns of leading civil society
voices, what we can learn to do better, and
understand how we can better work with these
groups. They encouraged us to forge ahead on
establishing nature and biodiversity targets and
helped me understand further how we can better
engage with our communities.
Since becoming Chair almost two years ago, I
have been fortunate to spend a lot of time with
our talented people across the organisation.
In our 150th anniversary year, we reflected
together on how we can reinvigorate the core
parts of our DNA and be successful in the 150
years to come. With every person I meet and
every site I visit, I grow in confidence that we
are heading in the right direction. This was
clearly illustrated when the Board saw our four
objectives in action at Oyu Tolgoi. We were
deeply impressed by the productivity, the use
of cutting-edge technology and the connection
to the community; a blueprint for what we can
achieve everywhere.
Meetings with stakeholders have also
reinforced the important societal role we have
to play. As a Board, we spent time in China
with our customers, partners, and government
to better understand how combining our
knowledge and technology can create win-win
opportunities and help address the climate
challenge. Similarly, in conversations with
officials in Washington D.C., Canberra,
Ottawa, London, Brussels, Ulaanbaatar and
more, we have discussed the critical role of
mining for energy security, in addition to
providing the basis for resurgent
manufacturing.
What is very clear to me, is Rio Tinto’s
strategic importance in helping societies
resolve their most urgent challenges. Rio
Tinto can be fundamental to the energy
transition. Our industry has been and will
continue to be relied upon to provide the vast
quantities of metals and minerals needed to
build the infrastructure for the generation,
transmission, and storage of renewable
power. The need to repower our own assets
with renewable power can also support
investment in renewables – our Gladstone
aluminium operations being a recent example
of this.
Chair’s statement

4	Annual Report on Form 20-F 2023 | riotinto.com

Innovation and growth
Innovation and technology are key to driving
our progress, while helping us to simplify and
automate for safer and more efficient
operations. There is real momentum in our
project pipeline and our Chief Scientist’s office
is steering us towards more breakthroughs in
sustainable mining and processing, including
BlueSmeltingTM, ELYSISTM and BioIronTM.
We are also working towards our ambitious
targets of a 50% reduction in Scope 1 and 2
emissions by 2030 and achieving net zero
by 2050. This is a physically challenging
task that will require great imagination,
collaboration, and technological advances that
do not yet exist. However, we have
now progressed to a disciplined and
detailed roll-out program, providing greater
definition to what an economical pathway
to decarbonisation looks like. At the
same time, we are exploring more ways
to help our customers accelerate
their own decarbonisation to tackle
our Scope 3 emissions.
We are also seeking to further embed these
targets by introducing a decarbonisation
scorecard into our long-term incentive plan as
part of our 2024 Remuneration Policy
proposals. More detail on these proposals is
set out on page 135.
Our partnerships are key to how we are
developing the technologies to grow and
reduce emissions. Highlights include working
with China Baowu to explore projects to
decarbonise the steel value chain, a multi-
year supply agreement between Iron Ore
Company of Canada and H2 Green Steel in
Sweden, and teaming up with Sumitomo at
our Aluminium Pacific Operations to build a
first-of-a-kind hydrogen plant in Gladstone to
trial lower-carbon alumina refining, with
support from the Australian Government.
Board changes
In the summer of 2022, we evaluated the mix
of skills and experience on the Board and
concluded that we needed to refresh our
composition, with a particular focus on
deepening our mining, operations and
projects experience, as well as our renewable
energy and sustainability capabilities. We also
needed to prepare for future transitions in our
Audit and Risk Committee. I am pleased that
we have made significant progress in this,
with the announcement of six new Non-
Executive Directors.
Dean Dalla Valle, who joined the Board in
June, has vast operational and technical
expertise, and wide experience developing
complex mining projects. Susan Lloyd-
Hurwitz, who also joined in June, is a highly
respected leader and brings deep CEO
experience across large projects, cultural
change, diversity and inclusion, and
sustainability. Joc O’Rourke joined the
Board in October and brings 25 years of
mining industry experience and a passion
for improving operational performance.
In December, we announced the
appointments of Martina Merz, who joined the
Board on 1 February 2024, and Sharon
Thorne, who will join the Board in July 2024.
Both are exceptional leaders, Martina with
deep CEO experience in handling cyclical
businesses, research and development
and decarbonisation initiatives, and Sharon
with deep industry knowledge gained over
30 years of auditing and advising multinational
companies.
As part of that phased transition, Simon
McKeon has agreed to step down as a
Director at the conclusion of our annual
general meetings in 2024, and will not
therefore seek re-election by shareholders.
I am extremely grateful to Simon for his
invaluable contribution. Having regard for his
roles as Rio Tinto Limited's Senior
Independent Director and the Designated
Director for workforce engagement, Simon
has taken a particular interest in Rio Tinto's
revitalised approach to engagement with the
broader Australian community as well as the
company's cultural reset. On behalf of the
Board, I wish him well for the future.
In December, we also said goodbye to a
colleague who will be greatly missed.
Dr Megan Clark stepped down after 9 years
on the Board. Her experience and wise
counsel were invaluable, and we wish her
well for the future.
I am excited to lead a Board with such depth
and breadth of insight, who I know share a
commitment to help Rio Tinto capture
opportunities and achieve its full potential. For
more information on the Board, please see
the Directors’ report on pages 90 to 145.
Looking ahead
There is no doubt we are living through
turbulent times. Politics is becoming
increasingly polarised, the geopolitical
landscape has become more complex
and volatile, and the economic backdrop
remains challenging.
Nevertheless, our purpose, “Finding better ways
to provide the materials the world needs”, drives
everything your company does.
I look to the future with optimism - there has
never been greater demand for what we do, and
the capability of our people, and the quality of our
partnerships, assets, technology, and innovation
give me great confidence we can deliver for all of
our stakeholders.
Once again, I want to thank the leadership
team and the thousands of employees,
contractors and partners around the world
who are bringing Rio Tinto’s purpose and
values to life.
Dominic Barton
Chair
21 February 2024
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	5
Q&A with Jakob Stausholm
2023 highlights
0.37
All-injury frequency rate
(2022: 0.40)
$15.2bn
net cash generated from operating
activities
(2022: $16.1bn)
$10.1bn
profit after tax attributable to owners of
Rio Tinto
(2022: $12.4bn)
$7.1bn
total dividend declared
(2022: $8bn)
What are your reflections on 2023?
We approached the year with confidence in
our strategy, a deep commitment to safety and
financial discipline, and a continuous
improvement mindset. By continuing to focus
on our four objectives, we have put Rio Tinto
in a stronger position to capture traditional
and emerging opportunities. In 2023, we
returned to investing in profitable growth with
an eye to the future. Of course, we have a lot
more to do. But that is the best part; there is
so much ahead of us.
While we had zero fatalities at our managed
operations in 2023, four team members from
our Diavik Diamond Mine in the Northwest
Territories in Canada and two crew members
lost their lives when a charter flight crashed
on its way to the mine in January 2024.
We are devastated by this tragic incident
and are working with the authorities to
understand the full facts of what happened.
Nothing is more important than the safety of
our employees, contractors and communities
and we remain committed to evolving our
culture and processes to ensure everyone
goes home safely every day.
We made encouraging progress improving our
operations, including the Pilbara, where we
achieved guidance for iron ore shipments. We
also hit project milestones including first
underground copper production at Oyu Tolgoi in
Mongolia. Despite continued uncertainty in the
operating environment, we delivered another set
of robust financial results. We generated
underlying earnings of $11.8 billion (2022:
$13.4 billion) and net cash generated from
operating activities of $15.2 billion (2022:
$16.1 billion). Profit after tax attributable to
owners of Rio Tinto was $10.1 billion (2022:
$12.4 billion) and our balance sheet remains
strong with net debt of $4.2 billion (2022: net
debt of $4.2 billion). As a result, the Board has
recommended a final ordinary dividend of 258
US cents per share, resulting in total shareholder
returns declared this year of $7.1 billion. This
represents a pay-out ratio of 60%, in line with our
policy.
2023 was another year of extreme weather and
broken temperature records. In December, I
attended the UN climate summit (COP28) and
came away concerned the world is not on track
with the Paris Agreement goal to limit warming to
1.5°C by 2100. National targets are not in line
with the overall goal, and current climate policies
in many countries are not yet aligned with their
stated ambitions.
Many 1.5°C scenarios now overshoot the long
term temperature goal and rely on significant
deployment of carbon dioxide removals to get
to net zero that may not be plausible. No
single company or country can halt the course
of climate change alone, so partnering to
reduce emissions is vital. This is why we put
the low-carbon transition at the heart of our
business strategy and are working with
governments, customers, communities and
others to decarbonise our operations and
value chains.
Rio celebrated its 150th anniversary in
2023. What did reaching this milestone
mean to you?
Rio Tinto’s strength is built upon its rich
history, and it has been important to explore
our past in our anniversary year to inform our
future. Our story is full of achievements and
failures we must learn from, but there is one
consistent theme: the spirit of innovation and
continuous improvement. This is what our
purpose – finding better ways to provide the
materials the world needs – is all about.
Our people have been doing this from the
beginning, and reaching this milestone has
reinvigorated our commitment to our purpose.
It has also been a reminder that we are a
long-term business. We are laying the
groundwork to ensure Rio Tinto is successful
not just today but for another 150 years.
We remained focused on our four
objectives in 2023. How are we doing
on our journey to best operator?
We need to be in the best shape possible to
capture the opportunities ahead of us, which
is why we are investing in the long-term health
of our people, assets, and ore bodies. By
prioritising these areas, we are creating the
conditions for consistent operational and
financial performance.
Evolving our culture is fundamental to how we
unlock performance. We have continued to
implement the 26 recommendations
of the Everyday Respect Report, and we are
embedding best practices and empowering
our people by deepening the rollout of
the Safe Production System (SPS). This is a
multi-year process, but it is already having a
profound impact. SPS has delivered real
improvements in our Pilbara iron ore
operations, realising a 5 million tonne
production uplift in 2023 and on target to
deliver another 5 million tonnes in 2024. At the
same time, Oyu Tolgoi is an example
of what becoming best operator looks like.
Less than a year since we started
underground production, we are well on track
to ramp up to 500,000 tonnes of copper per
annum, from 2028 to 2036 from this world-
class operation.
From the Chief Executive

6	Annual Report on Form 20-F 2023 | riotinto.com

“Nothing is more important than the safety of our employees, contractors and communities. We remain committed to evolving our culture and processes to ensure everyone goes home safely every day.”
Our Chief Operating Officer Arnaud Soirat was
instrumental to the success of SPS and Oyu
Tolgoi. Arnaud stepped down at the end of
January 2024 ahead of his retirement,
and I want to thank him for his incredible
contribution and dedication to Rio Tinto for
more than a decade.
How is striving for impeccable ESG
helping us meet customer
expectations?
Our customers increasingly tell us they
want sustainable, traceable, and transparent
low-carbon materials, as well as help
decarbonising their own value chains.
Our strategy and commitment to the highest
environmental, societal and governance
standards positions us to meet these aims.
Our Boron operation became the first open pit
mine to fully transition its heavy machinery to
renewable diesel, and we had breakthroughs
including piloting our BlueSmeltingTM technology,
which reduces emissions from processing
ilmenite into titanium dioxide.
More broadly, our approach to environmental,
social and governance (ESG) is informing our
decision-making as we develop projects
including Oyu Tolgoi and Simandou. We are
working closely with communities in areas such
as biodiversity and water management, and to
help realise the full opportunities for economic
development at a national and local level. By
working to the highest ESG standards and
utilising our STARTTM blockchain technology, we
are providing customers with the sustainable and
traceable products they expect.
How is progress on excelling in
development positioning the business
for the future?
Excelling in development is all about shaping our
portfolio for the future. We have an attractive
pipeline and considerable momentum to grow in
the materials essential for the energy transition.
We are further strengthening our Iron Ore
business with key projects in the Pilbara, and in
Guinea we hit major milestones to help us unlock
Simandou, the world’s largest known untapped
source of high-grade iron ore. I visited Guinea in
October and was impressed by how quickly early
works are progressing as we move closer to full
sanction.
In our Aluminium business, we announced an
investment of $1.1 billion to expand our state-
of-the-art AP60 smelter, replacing the Arvida
smelter. We also launched into the rapidly
growing North American market for recycled
aluminium with Matalco, a joint venture that
develops our position further along the
value chain. We remain on track to deliver
1 million tonnes of copper per annum by
the end of the decade, with considerable
progress at Oyu Tolgoi underground,
expansion pathways at Kennecott, the
continued development of Resolution, and
further options with La Granja and Winu.
Further down the pipeline, we have finalised
Nuevo Cobre, a joint venture with Codelco, to
actively explore for copper in Chile.
Critical minerals are vital to achieving a net
zero future, and we continue to explore
opportunities in this area. Highlights from
2023 include steadily advancing the Rincon
lithium project in Argentina, and the
acquisition of the BurraTM Scandium Project in
New South Wales, Australia, a high-grade
scalable resource that could produce up to 40
tonnes per annum of scandium oxide.
How have we strengthened our social
licence this year?
Our social licence underpins all our objectives –
we cannot function as a business without it and
our understanding of this is deepening across
our teams. My conversations with stakeholders
this year suggest we have come a long way to
rebuild trust. However, this is an ongoing journey,
and it is ultimately up to others to judge how we
are performing. We need to continue to listen to
voices from the communities where we operate
and engage with civil society organisations to
understand what we can do better.
Part of this development is having greater
transparency. In March we published an
independent report based on an audit of our
Cultural Heritage Management performance.
The report helped us identify target areas
for improvement, such as a sustained focus
on community engagement throughout
the life of our operations. We have started
taking a more community-led approach,
with co-management and co-development
of sites becoming an embedded part of our
process from the beginning.
We continued to work closely with Indigenous
Peoples this year to ensure better outcomes for
all stakeholders. This has involved partnering for
economic prosperity, such as increasing
opportunities for Pilbara Aboriginal Businesses
as construction progresses at Western Range.
Other highlights include working with the
Yindjibarndi Energy Corporation to explore
opportunities for renewable energy projects and
signing the Aganow agreement to enable greater
participation by the Naskapi Nation of
Kawawachikamach in Iron Ore Company of
Canada activities.
What are your main focus areas
for 2024?
Rio Tinto is at the heart of the energy transition
and facing an opportunity-rich world. At the same
time, we are still seeing powerful traditional
drivers of demand and our core markets are
growing. Global trends such as re-
industrialisation and a renewed emphasis on
supply-chain security are presenting even more
opportunities. As both a mining company and a
processing company with a global footprint and a
portfolio built for the future, we are well-
positioned to capture these over the long-term.
Our focus will remain on securing the
enduring health and success of the business,
with an emphasis on disciplined growth,
improving operational performance, exploring
options along the value chain, and investing in
the technologies that will allow us to reach our
decarbonisation targets.
We’ll continue our journey of culture change,
building an environment of trust where
everyone feels safe, respected and
empowered to deliver results. This is what will
drive our performance and enable us to keep
delivering for all our stakeholders in 2024.
Jakob Stausholm
Chief Executive
21 February 2024
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	7

Social licence
Social licence
Best operator
Impeccable ESG
Excel in development
Social licence

Creating value by living our purpose
Our purpose is at the core of everything we do. It inspires our efforts and guides our decisions.
Finding better ways™
to provide the materials the world needs.
Our strategy will move our business, customers, partners and the world forward.

Grow in materials essential for the energy transition Aim to grow in commodities such as copper, aluminium, high-grade iron ore, lithium and other critical minerals.	Accelerate the decarbonisation of our assets Switch to renewable power, electrifying processing and running electric mobile fleets.	Develop products and technologies that help our customers decarbonise Partner with customers and suppliers and invest in R&D to reduce emissions across our value chains.

Our objectives guide our everyday work to achieve our strategy and drive progress.

Become the best operator Expand our capabilities and empower our people to improve our operational performance.	Achieve impeccable ESG Align our priorities with community expectations and consider sustainability in all decisions.

Excel in development Grow and develop our pipeline of opportunities, and build our capabilities and partnerships for capital-efficient delivery.	Strengthen our social licence Earn trust by building meaningful relationships and partnerships, continuing to listen and learn.

Our people, culture and values create an environment where everyone feels safe, respected and empowered, so we can continue to find better ways together.

Care about the safety of ourselves and others, creating an environment of trust, and the impact we have on our colleagues and others, communities and the environment.	Courage to show vulnerability, speak up and challenge when we can do better, and take ownership of our actions and outcomes to drive performance.	Curiosity to learn and grow in our fields of expertise, look for opportunities to solve problems with everyday innovation, and be open to different perspectives.

8	Annual Report on Form 20-F 2023 | riotinto.com

How we deliver value
People
1.5m hours
developing our people
Communities
$84m
in voluntary social investment
Environment
$32.6Mt\ CO_2e$
Scope 1 and 2 GHG emissions
Government
$4.6bn
in corporate tax paid
Investors
435 cents
in total dividends declared to shareholders
Customers
1,900
across multiple industries
Suppliers
$20.8bn
spent with suppliers
1
2
3
4
5

Our business model helps us deliver value that matters to our stakeholders.

Most importantly, effective and responsive corporate governance manages our performance.
Tracked and measured
We measure our strategic progress through a
mix of financial and non-financial key
performance indicators (KPIs) that align with our
purpose and strategy. In addition to key financial,
operational and safety performance metrics, we
track progress across ESG themes including
gender diversity and greenhouse gas (GHG)
emissions.
Overseen by our Board
Our success depends on effective and
responsive corporate governance. Our Board
oversees how we deliver on our purpose and
strategy and monitors our culture to make sure
it aligns with our values. The Board
also oversees how we manage social and
environmental risks and monitors our
performance to ensure we generate value
for shareholders while our business
contributes to wider society.
Reflected in remuneration
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

For more information about our business model see riotinto.com/ourbusiness.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	9
Repurpose & renew
We design and operate our assets
to leave a positive legacy when
operations cease. We engage our
stakeholders in rehabilitation
planning and we review each
site’s plans annually.
Explore & evaluate
We use new and advanced
technologies to explore,
discover and deliver attractive
growth opportunities, focusing
on materials essential for the
energy transition.
Market & deliver
We market our products to meet
the diverse needs of our
customers and maximise value
for our business, delivering
them safely, reliably and
efficiently through our global
logistics network.
Develop & innovate
We are an industry leader in
research and development
and partner with customers,
technology providers, academia
and local communities to
develop new projects and more
efficient, safer and sustainable
production pathways.
Mine & process
We own and operate mining and
processing operations spanning
a range of countries and
commodities. We are a global
industry leader, focused on safe,
productive and environmentally
responsible performance.
Finding better ways™ in 2023
Our purpose in action

Continuous improvement and innovation are part of our DNA. Right across the business, we are finding better ways to provide the materials the world needs while reducing our carbon footprint, developing technologies needed to make net zero a reality, and continuing to support our people and the communities where we live and work.

For more highlights from 2023 see our end-of-year video at riotinto.com/ annualreport.

BioIronTM – pioneering breakthrough technologies	Connecting with Country	Accelerating innovation: bringing the outside world in
In 2023, we continued developing BioIronTM,
which has the potential to reduce CO2
emissions by more than 95% during
steelmaking.
BioIronTM uses raw biomass produced from
agricultural by-products (instead of
metallurgical coal) and microwave energy, to
convert Pilbara iron ore to metallic iron
during steel making. It also uses
approximately 65% less electricity during
steel making when compared to other green
hydrogen[1] technologies.
We have proved BioIronTM works on a small
scale through a successful collaboration with
the University of Nottingham and Metso
Corporation. Now we have secured a site to
continue testing on a larger scale, and are
progressing regulatory approvals for the
BioIronTM Continuous Pilot Plant which will
have the capacity of one tonne per hour.

In 2023, we commenced cultural immersion
secondments with JawunTM, a non-profit
partnership program with Indigenous
organisations and communities
across Australia.
Every year, 24 of our people will contribute
their skills to support Aboriginal economic
development as part of the program, while
also learning about Aboriginal culture and
history. This two-way learning opportunity
has already deepened our cultural
understanding and contributes to a more
culturally aware workplace.
“You have an opportunity to provide back to
an Indigenous organisation, and in return
you get to explore this beautiful Country and
learn a lot of things from the local Indigenous
Peoples.” Travis Creed, Superintendent
Capability Development.

In 2023, we established an Innovation
Advisory Committee, bringing together
experts in innovation and research
and development.
The Committee is helping us accelerate our
innovation portfolio and offers guidance on
emerging technologies in areas such as
health and safety, environmental, social and
governance, growth, carbon abatement
and productivity.
To help us find innovative ways to provide
the materials the world needs for the energy
transition, we have also committed $150
million over ten years to create a Centre for
Future Materials led by Imperial College
London.

1.Green hydrogen is produced using renewable energy.

For more information about BioIronTM see riotinto.com/bioiron.

10	Annual Report on Form 20-F 2023 | riotinto.com
Becoming best operator with our Safe Production System
We are implementing lessons from our own pockets of excellence. We continue to see improved production efficiency, safety and engagement at the sites where we have deployed our Safe Production System (SPS).

Global 25% improvement in AIFR[1] in the second half of 2023 at SPS sites, when compared to the first half	Iron Ore 5Mt year-on-year production uplift at Pilbara iron ore sites, attributable to SPS	Copper 90% record performance of concentrator effective utilisation at Kennecott across Q3 and Q4
Aluminium 8% year-on-year increase in casting operating time at Grande Baie (excluding shutdowns)	Iron Ore 34% decreased variability in processing operating time year-on-year at Hope Downs	Minerals 32% year-on-year improvement in AIFR[1] at Iron Ore Company of Canada

1.All-injury frequency rate.	For more information about SPS see riotinto.com/innovation.

First open pit mine in the world to move to renewable diesel	Investing in recycled aluminium
Our Boron operation in California has fully
transitioned their heavy machinery from
fossil diesel to renewable diesel.
We expect this to reduce our CO2 equivalent
by up to 45,000 tonnes per year, similar to
eliminating the emissions of 9,600 cars.
In the first quarter of 2024, we will begin to
replace our entire fossil diesel consumption
with renewable diesel at our Kennecott
copper operation in Utah. It will reduce
emissions by around 495,000 tonnes of CO2
equivalent per year, similar to eliminating the
emissions of more than 107,000 cars.
Note: emissions-to-cars conversion source -
Greenhouse Gas Equivalencies Calculator | US EPA.

We have formed a joint venture with
Giampaolo Group to purchase a 50% stake
in Matalco.
Aluminium is an essential metal needed to
decarbonise, but its production requires vast
amounts of electricity and accounts for about
3% of the world’s CO2.
The partnership will help us provide a
broader range of high-quality and low-
carbon, primary, recycled, and blended
aluminium products, at a time when
customers are looking for solutions to lower
their carbon footprint.
This move follows other recent investments in
our aluminium business in North America,
including $1.1 billion to expand AP60 smelter
equipped with low-carbon technology at
Complexe Jonquière in Canada, and $107
million to install a new alumina conveyor at
Kitimat.

Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	11
Our stakeholders
Through partnerships and
collaboration, we gain the
benefit from the expertise
and insight of others.
Our stakeholders give us
a competitive edge and
encourage us to work more
thoughtfully and responsibly.
By engaging with them and
listening to their views, we
can make a more meaningful
contribution to society
while becoming a more
sustainable company.
Section 172(1) statement
This stakeholder section, together
with our stakeholder pages in the
Governance section (pages 96-100),
explains how the Board takes
account of stakeholder interests.
These comprise our “Section 172(1)
statement”.
Workforce
We are creating an environment of trust,
where our people feel safe, respected and
empowered to be their best, to help us attract,
retain and grow great talent and deliver results.
In 2023, we focused on initiatives to help our
people better align with our strategy and culture
journey; we updated our incentive and
performance management framework,
refreshed our Code of Conduct and continued
to develop our leaders.
Our people survey is one of the tools that helps
us understand how our employees experience
working for us. In our most recent survey
conducted in October 2023, our employee
satisfaction rating (eSAT) increased by 1 point
(73 to 74).
55,000¹
Employees across six continents
(2022: 52,000)
74
Employee satisfaction score
(eSAT)
(2022: 73)

Civil society organisations
One way we can help address the world’s
many complex environmental, social and
governance challenges, such as climate
change, human rights violations, bribery and
corruption, is through collaboration with civil
society organisations (CSOs) and other
stakeholders. Our senior leaders regularly
engage with CSOs, and although our opinions
may differ from time to time, we respect their
views and value the challenges they set for us
to improve performance across our business.
We hold yearly roundtable discussions with
CSOs in Australia, Europe and North America.
28
Organisations participated in our 2023 CSO
roundtable discussions in person
3
Roundtables held in Washington D.C.,
London and Sydney in 2023. A wide range
of topics was discussed, including nature
targets; free, prior and informed consent
(FPIC); community support; our operations
in Madagascar; and Resolution Copper.
Communities
Communities are the places and the people
who make up where we live, work and call
home – from the Gobi Desert in Mongolia, to
KwaZulu-Natal, South Africa, and Saguenay–
Lac-Saint-Jean, Quebec, Canada. We strive to
partner consistently and honestly with
communities on a range of issues, such as
jobs and local procurement, as well as the
impact of our operations on the local
environment. Over the past few years, we
have focused on our own standards of open
and transparent engagement. We are
targeting for all sites to co-manage cultural
heritage with communities and the knowledge
holders, by 2026.
$84.0m
Voluntary social investment in 2023
(2022: $62.6m)
A$725m
Spent with Indigenous businesses in
Australia in 2023
(2022: A$565m)

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
$76bn
Paid in taxes and royalties globally over the
past ten years
$4.6bn²
Corporate tax paid in 2023
(2022: $6.9bn)
$4.1bn²
Corporate tax paid in Australia in 2023
(2022: $6.1bn)

1.Includes our total workforce based on managed operations (excludes the Group’s share of non-managed operations and joint ventures) as of 31 December 2023 rounded to nearest 1,000.
2.When combined with royalties and other taxes, and with our share of taxes and royalties paid by equity accounted units, this resulted in payments to governments of around $8.5 billion (2022: $10.8 billion), including around $6.5 billion paid in Australia
(2022: $8.5 billion).

12	Annual Report on Form 20-F 2023 | riotinto.com
Investors
Our investors include pension funds,
global fund managers, bondholders,
and tens of thousands of individuals
around the world, including approximately
34,000 Rio Tinto employees.
It is important that we understand our investors’
needs and their vision for the company. We
therefore communicate and engage extensively
with them throughout the year, both in person
and through virtual forums across multiple
jurisdictions. In addition to our annual general
meetings in the UK and Australia, we also held
our 2023 Investor Seminar in Sydney, where
our Executive Committee provided an update
on our progress against our strategy, our
Simandou project and how we are advancing
our decarbonisation program.
$7.1bn
Total dividends declared to shareholders
(2022: $8.0bn)
34,000
Rio Tinto employees own shares
in the company1
(2022: 30,000)
Customers
Our customers’ needs are central to our
operational decision making. Using the insights
generated from everything we buy, sell and
move around the world, our Commercial team
works closely with customers to ensure we
deliver products that meet their specific
requirements. Periodically, we ask our
customers for their feedback via a survey and
the insights help us deliver new and better
products and services. Where possible, we
partner to co-develop solutions that support our
environmental, social and governance
commitments. For example,
in 2023 we significantly expanded our
low-carbon portfolio by forming the Matalco
joint venture to produce and market recycled
aluminium in North America.
1,900
Customers across multiple industries
and countries
$54.0bn
Consolidated sales revenue in 2023
(2022: $55.6bn)
543Mt CO2e
Scope 3 emissions from the processing
of our products
(2022: 549Mt CO2e)
Suppliers
Engaging with suppliers is an important way in
which we can have a positive impact on
communities. We partner with, and help
develop, local businesses where we operate,
so they can share in our success. Having
good relationships with our suppliers also
helps us take part in technological and market
developments, and we continually strive to
improve our supplier experiences. As with our
customers, we periodically ask our suppliers to
share their feedback in a  survey to better
understand how we can develop our
collaboration. We work closely with our
suppliers to create innovative partnerships,
such as our partnership with Neste and Rolls-
Royce that resulted in our Boron site in
California becoming the first open pit mine to
operate heavy machinery running entirely on
renewable diesel.
$20.8bn
Spent with suppliers globally in 2023
(2022: $22.5bn)
26Mt CO2e
Scope 3 emissions from all procurement
(2022: 26Mt CO2e)
1.Shareholders, primarily through myShare, our global employee share plan.
Western Range spends
A$1 billion with WA
businesses
We spend billions of dollars with local
suppliers across Western Australia and the
Pilbara every year, helping support thriving
communities across the State by providing
local jobs for local people.
Western Australian businesses have so far
been awarded contracts totalling A$1 billion as
construction progresses at our Western Range
mine in the Pilbara, a joint venture together
with China Baowu Steel Group.
Construction at Western Range, which will
help sustain production from our existing
Paraburdoo mining hub, started in 2023 and is
expected to support around 1,600 jobs.

For more information about our local procurement strategy see riotinto.com/sustainableprocurement.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	13
Strategic context
Our strategy is informed by a deep analysis of the interplay of global megatrends, explored through the lens of plausible scenarios. These set the context for our industry and underpin our portfolio choices and how we operate. Our success relies on our ability to strengthen our resilience while building partnerships and capabilities that enable us to grow profitably.

Our scenario approach
We use global scenarios in our strategy
and capital allocation processes to stress
test our portfolio and investment
decisions under alternative
macroeconomic settings. Our scenario
framework focuses on two prevailing
forces: the speed of global economic
growth and the trajectory of climate
action, each heavily influenced by global
geopolitics and governance.
Our central reference case commodity
forecasts and valuations are informed by a
blend of our two core scenarios
(Competitive Leadership and Fragmented
Leadership). These are used to derive
critical accounting estimates and are
included as inputs for impairment testing;
estimating remaining economic life for
units of production, depreciation and
discounting; and closure and rehabilitation
provisions. Further detail is provided in the
“Impact of climate change on the Group”
section to the financial statements on
pages 162-165.
We use additional scenarios (including
our Aspirational Leadership scenario,
which provides our view of a pathway
aligned with 1.5°C by 2100) to further
stress test decisions and assess potential
risks to our portfolio.
Our two core scenarios
Competitive Leadership reflects a world
of high growth and stronger climate
action, particularly after 2030, with
change driven by policy and competitive
innovation. A proactive reform
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

For more information about our scenarios, methodology and portfolio implications see pages 47-48.

New industrial policies and
regional competition
In the last two years, we have entered a new
era of industrial policies characterised by
increasing government intervention in the
market and unprecedented levels of subsidies
and policy support, specifically tailored
towards de-risking supply chains and
supporting the energy transition.
Faced with inflationary pressures and
macroeconomic uncertainty, regional and
national governments are attempting to
balance different societal choices, from
accelerating decarbonisation to strengthening
local manufacturing and enhancing supply
security. This has created an increasingly
fragmented and competitive industrial and
climate policy landscape.

Oyu Tolgoi copper-gold mine, Mongolia.
Industrial policies are becoming an
increasingly important determinant of
commodity prices, regional premiums and
project economics.
Policies designed to accelerate the energy
transition are bolstering demand growth for
essential materials such as aluminium, copper
and lithium. To mitigate supply bottleneck risks
and support reindustrialisation, governments
are also promoting the development of new
mining and processing (smelting and refining)
projects via financing or regulatory support.
While this is creating new growth opportunities
for existing producers, it is also incentivising
competition and could result in increasing
risks, such as tighter trade barriers and
resource nationalisation, as value chains
reconfigure.

14	Annual Report on Form 20-F 2023 | riotinto.com
Energy transition and climate
action
While global efforts to tackle climate change
have continued, the long-term pledges made
by governments and companies still fall short
of what is required to reach net zero emissions
by 2050, to limit the global temperature rise to
1.5°C above pre-industrial levels.
In response, new government policies
and initiatives, such as the US’s Inflation
Reduction Act (IRA), the EU’s Carbon Border
Adjustment Mechanism (CBAM) and Australia’s
Safeguard Mechanism, have been implemented
to support decarbonisation and tackle climate
change.
While these policies are helping accelerate
regional deployment of renewables and
fossil fuel alternatives, several industries still
face significant technology and capital
constraints. This is particularly apparent for
continuous, energy-intensive processes
requiring both large-scale renewables and
grid-scale firming solutions.
As the energy transition progresses,
long-standing materials supply chains will be
reconfigured, creating opportunities and risks
for metals and mining participants. Given
current technology and regulatory hurdles,
processes requiring firm power, such as
aluminium and steel production, will prize
access to hydroelectricity or continue to rely
on nuclear or fossil fuel-based electricity to
offset variability in wind and solar energy.
Existing operations with access to hydropower
could see significant cost advantages,
particularly if carbon penalties increase. By
contrast, industries that can use intermittent
power or green hydrogen1 will have an
advantage in areas rich in solar and wind
resources.
ESG priorities and evolving
customer needs
Consumers are becoming more
ESG-conscious in their purchasing
behaviours, taking into consideration a
range of themes beyond carbon, including
biodiversity, water, supplier ethics and
integrity, transparency and impacts of
operations and broader value chains on
local communities and society.
With the technology challenges and long
development timelines associated with
decarbonising large-scale processes,
customers in developed markets are
increasingly focusing on securing recycled
materials as they look to reduce their
value chain emissions as well as their
environmental and social footprints.

Community engagement, Simandou, Guinea.
This trend is being further supported by new
industrial policies that have set recycled
content targets and ESG performance hurdles
to access government support.
While recycling presents a direct risk to
primary metal demand growth, it also offers
unique growth and commercial opportunities
for mining companies that have downstream
processing capabilities. These companies can
meet customers’ diverse needs by providing
both high-quality primary products (essential
for some applications) and recycled products
with reduced footprints.
1.Green hydrogen is produced using renewable energy.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	15
Our strategy
Climate change and the low-carbon transition are at the heart of our strategy. We aim to strengthen our resilience to the physical effects of climate change and secure new opportunities and partnerships created by changing market fundamentals. Our strategy is designed to deliver strong returns and growth options while reducing the environmental and social impacts of our business and broader value chains.
Our strategy has three pillars
Grow in materials essential for the
energy transition
The energy transition will create significant
additional demand for copper, aluminium,
lithium and a range of other critical minerals.
We aim to grow in these commodities as well
as in the supply of high-grade, high-quality
iron ore, essential for low-carbon
steel production.
Accelerate the decarbonisation
of our assets
Due to the scale of our mining and processing
activities, we have significant Scope 1 and 2
emissions (32.6Mt CO2e). We are working
with stakeholders to find commercial and
technological solutions to reduce these by
50% (relative to 2018 levels) by 2030. We
anticipate a total capital spend on
decarbonisation of $5-6 billion by 20301.
Develop products and technologies
that help our customers decarbonise
Our Scope 3 emissions were 578Mt CO2e
in 2023, over 94% of which was from the
downstream processing of our products. We are
partnering with our customers and suppliers and
investing in research and development to
decarbonise our broader value chains and bring
forward their targets, to achieve net zero
processing emissions by 2050.
1.Excluding the purchase of offsets.
Our four objectives
Our strategy is centred around our four objectives: to be the best operator, to achieve impeccable ESG credentials, to excel in development and to strengthen our social licence. These essential components will help improve our productivity, reduce capital intensity and assist us in becoming a partner of choice for a range of stakeholders globally.
Our culture is a key enabler of our strategic
ambitions. It guides us on the journey to
best operator, makes us a better partner and
helps us solve problems as we work towards
net zero.
By building an environment of trust
where everyone feels safe, respected and
empowered, we can attract and retain curious
people who care about their work and
colleagues and are courageous about finding
better ways to do things. This is how
we will deliver on our purpose.
Best operator
We aim to improve our operational
performance by identifying and replicating best
practices across our portfolio and empowering
our people to make positive changes.
Impeccable ESG
We will strive to align our business priorities
with society’s expectations and ensure
sustainability considerations are at the
core of every decision we make.
Excel in development
We will expand and progress our pipeline
of growth opportunities and build capabilities
and partnerships to execute projects
and establish a strong track record of capital-
efficient delivery.
Social licence
We will build meaningful and enduring
relationships and partnerships with our
stakeholders by listening, learning and
respecting diverse perspectives.

16	Annual Report on Form 20-F 2023 | riotinto.com
Progressing our strategy

Grow in materials essential for the energy transition
High-grade iron ore
–Progressed the Simandou high-grade iron ore project in Guinea with our partners. We announced plans to invest $6.2 billion[1] (Rio Tinto share) on mine, port and rail infrastructure development. Production is expected to ramp up over 30 months from 2025 to a capacity of 60 million dry tonnes[2] annually (27 million dry tonnes Rio Tinto share).
–Approved $77 million for a pre-feasibility study to progress the development of the Rhodes Ridge project in the East Pilbara in
Western Australia, one of the world’s most attractive undeveloped iron ore deposits.
Aluminium
–Acquired a 50% equity stake in Matalco from Giampaolo Group for
$738 million. The Matalco joint venture combines the strengths of
North America's largest primary and secondary aluminium producers to meet growing demand for low-carbon products.
–Announced we will invest $1.1 billion to expand our AP60 aluminium smelter equipped with low-carbon technology at the Complexe Jonquière with financial support from the Quebec government.

Copper
–Started production from the Oyu Tolgoi underground mine in
Mongolia, which will make Oyu Tolgoi one of the most important producers of copper in the world.
–Approved investment to significantly increase production from underground mining at Kennecott. Production is expected to deliver around 250 thousand tonnes[3] of additional mined copper over the next ten years (2023-2033).
–Formed a joint venture with First Quantum Minerals to unlock the development of the La Granja project in Peru, one of the largest undeveloped copper deposits in the world.
Minerals
–Progressed development of a three thousand tonne per annum
lithium carbonate starter plant at the Rincon lithium project with production expected by the end of 2024.
–Acquired the high-grade BurraTM Scandium Project in New South
Wales, Australia. The project could produce up to 40 tonnes of scandium oxide per year.

Accelerate the decarbonisation of our assets
Decarbonisation spend
–Spent a total of $425 million on decarbonisation in 2023 (2022: $299 million). We estimate a total capital spend of $5-6 billion over the period 2022-2030, including $1.5 billion cumulative spend over the period 2024-2026.
Pacific Operations repowering
–Signed a power purchase agreement (PPA) to buy 1.1GW of
renewable energy from the Upper Calliope Solar Farm project which could provide part of a solution to repower our three Gladstone production assets.
Renewable energy
–Constructed a 5MW solar plant pilot project at Kennecott Copper.
–Approved, subject to regulatory approvals, a 12.4MW solar
photovoltaic system and a 2.1Mwh battery storage system via long-
term PPA for Amrun operations.
–Signed a memorandum of understanding (MoU) with the Yindjibarndi
Energy Corporation (YEC) to explore opportunities to collaborate on renewable energy projects on Yindjibarndi Country in the Pilbara.

Diesel transition
–Advanced our diesel transition at Boron and Kennecott. Boron became the world’s first open-cut mine to fully transition 100% of its heavy machinery to renewable diesel.
Alumina processing
–Approved the Yarwun Hydrogen Calcination Pilot Demonstration
Program.
–Progressed a double digestion pre-feasibility study at Queensland
Alumina Limited (QAL).
Minerals processing
–Commissioned the BlueSmeltingTM demonstration plant at Rio Tinto
Iron and Titanium Quebec Operations, with the first tonne of pre-reduced ore produced. The project is part of a partnership with the Government of Canada.
Nature-based solutions
–Continued to develop pilot projects in Madagascar and progressed pre-feasibility and feasibility work for opportunities in South Africa,
Guinea, US and Argentina.

Develop products and technologies that help our customers decarbonise
Steel value chain decarbonisation
–Progressed partnerships on various low-carbon pathways, including our collaboration with the world’s largest steel producer – Baowu.
–Completed a feasibility study for the BioIronTM Continuous Pilot Plant and secured a location, completed an Electric Smelting Furnace concept study with BlueScope, and progressed design of the Baowu Meishan microwave lump drying pilot plant.
Shipping decarbonisation
–Lowered shipping emissions intensity by 37% (relative to 2008 baseline) and introduced five liquified natural gas vessels into the fleet in 2023.
–Completed a 12-month biofuel trial.

Aluminium value chain decarbonisation
–ELYSIS started commissioning activities following completion of construction work and expects to start the first 450kA cell in 2024.
–Defined potential areas of collaboration to help decarbonise alumina refining with customers, representing 47% of global bauxite sales.
Procurement
–Completed a study to understand the sources of our procurement-
related emissions.

1.Subject to the remaining conditions being met including receipt of regulatory approvals.
2.The estimated annualised capacity of approximately 60 million dry tonnes per annum iron ore for the Simandou life of mine schedule was previously reported in a release to the Australian
Securities Exchange (ASX) dated 6 December 2023 titled “Investor Seminar 2023”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed.
3.The production target of around 250 thousand tonnes of additional mined copper over the next ten years (2023 to 2033) at Kennecott was previously reported in a release to the Australian
Securities Exchange (ASX) dated 20 June 2023 titled “Rio Tinto invests to strengthen copper supply in US”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed.

For more information about our projects see the Portfolio management section on pages 30-31.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	17
Progressing our four objectives
Best operator
Focus
Safety and operational performance.
Progress in 2023
Safety
Safety is our top priority. Our focus is on eliminating
fatalities, preventing catastrophic events and
reducing injuries. While we had zero fatalities at our
managed operations in 2023, tragically four
colleagues died in a plane crash while travelling to
our Diavik mine in January 2024. Our all-injury
frequency rate (AIFR) was 0.37 in 2023
(compared to 0.40 in 2022). We are strengthening
our safety maturity model (SMM) by including
health and environment risks, and we are gaining
greater insight into the culture at each site so we
can take actions to improve.
Operational performance
We continued rolling out the Safe Production
System (SPS) across our assets, engaging our
people to identify issues and improvement
opportunities and develop and share best
practices across the Group.
We have deployed SPS at ~60% of our sites to
date, with implementation at various stages of
maturity. Key performance highlights include a 5
million tonne uplift in iron ore production and a 25%
improvement in AIFR globally in the second half of
2023 (when compared to the first half), at sites
where SPS has been deployed.
In 2023, we announced plans to increase
annual iron ore capacity at Gudai-Darri in
Australia by seven million tonnes to 50 million
tonnes at a cost of $70 million through
incremental productivity gains.
We also initiated a number of projects designed
to improve the Group’s asset management
performance. These included building up
capabilities in our Asset Management Centre of
Excellence, improving critical risk maintenance
plans and spare parts programs and bolstering
shutdown support.
Future priorities
Safety
In 2024, we will strengthen the way we manage
our critical risks, our primary fatality elimination
tool which helps ensure that controls are in place
and working where there is a fatal risk. We will
continue to enhance the understanding and
impact of critical risk management by focusing on
quality conversations and verifications at our
global operations.
We have strong standards and processes to
approve air operators, including regular audits
and engagements to make sure aviation safety
systems match our expectations of safety and
care for our people. In 2024, we will continue
to work with all our sites to actively review
compliance with aviation safety tools and controls
to provide further assurance on top
of our existing processes.
We will also evolve SMM and evaluate its impact
on individuals’ mindsets, rather than simply
verifying safety systems and processes. This will
be strengthened through assessor training, and
how we perform SMM assessments at our sites.
Operational performance
The rollout of the SPS will continue in 2024.
Our focus will be on working with our product
groups to double down on impacts at existing
high-value sites, rather than new deployment
launches. We will also work on significant
maturity uplift of best practices, specifically
problem solving, and completion of site-wide
deployment and end-to-end systems. We will
continue to work with asset management to
integrate efforts to rapidly bring assets back to
health so they can deliver industry-best
performance.

Relevant KPIs
All-injury frequency rate
Underlying earnings & underlying EBITDA
Net cash generated from operating activities
Underlying return on capital employed
Free cash flow
Net (debt)/cash
Scope 1 and 2 greenhouse gas emissions
Gender diversity
Total shareholder return

Impeccable ESG
Focus
Decarbonisation, nature, water and waste
management, closure, communities, workforce
diversity, culture and leadership.
Progress in 2023
Environment
We continued to progress our six large carbon
abatement programs focused on repowering
our Pacific Aluminium operations, renewables,
ELYSISTM, alumina process heat, minerals
processing and diesel transition. We also
formed new partnerships with our customers
to reduce value chain emissions.
We also identified several opportunities for
investment in large-scale nature-based solutions
with the potential to halt and reverse nature loss,
support positive, sustainable change for
communities and address climate change.
In 2023, we progressed a number of
innovative projects designed to reduce our
environmental footprint and create new
revenue streams through the adoption of more
circular practices. These spanned the
extraction of by-products, recycling and finding
new life for our closure sites.
Social
Our work in 2023 focused on delivering our new
communities and social performance strategy,
underpinned by updated standards, targets and
vision for the business. We continued to work on
improving our approach to engage and partner
with our host communities and better manage
cultural heritage. In 2023, we completed an
independent Cultural Heritage Audit, providing a
systematic review of all the heritage sites that we
manage worldwide.
Governance
In 2023, we continued to drive leadership,
management and ethics and compliance
improvements, with a focus on building a
thriving culture, implementing the learnings
from the Everyday Respect Report, and
improving our transparency and practices.
In 2023, the Business Conduct Office (BCO)
launched Care Hub, an independent care unit
providing support, care and resolution options
to anyone affected by harmful behaviours.
Care Hub currently supports matters reported
through myVoice.
72% of senior leaders have now completed
Voyager, our senior leadership program. We
also increased the offering of the Leading
Sustainable Corporations and Leader as
Coach programs to further support
development and our cultural journey.
Future priorities
Environment
We will define our next round of climate and
nature targets in 2024, drawing on knowledge
and experience from across the business and
from our external partners, to develop more
holistic commitments across these key areas.
We will continue to progress our emissions
reduction targets to build upon those currently in
place, considering learnings from the approach
we have taken with our water targets.
Social
Guided by our 2026 Communities and Social
Performance Targets, a core 2024 focus is for
our people in high human rights risk roles to
complete job-specific and general human
rights training. We will also continue to work
together with communities to manage and
protect heritage and find ways to deepen the
impact of our social investment through
strategic, outcomes-focused partnerships.
Governance
We will continue our cultural journey towards an
inclusive and diverse workplace led by our values
of care, courage and curiosity focusing in
particular on safety, leadership and employee
listening. In 2024, we will be working to clarify our
measures to demonstrate progress.

For more information about our ESG progress see pages 40-77.

Relevant KPIs
All-injury frequency rate
Total shareholder return
Scope 1 and 2 greenhouse gas emissions
Gender diversity

18	Annual Report on Form 20-F 2023 | riotinto.com
Excel in development
Focus
Project development, future options (pipeline
projects, exploration and M&A), technology
development and deployment.
Progress in 2023
Project development
We have continued to advance a number of
projects across the business (see page 17),
including making significant progress at the
Simandou iron ore project in Guinea in
collaboration with our joint venture partners.
In our iron ore business, Gudai-Darri reached
nameplate capacity in the second quarter with
the current wave of replacement mines like
Robe Valley in production and Western Range
commencing construction.
In our aluminium business, we announced
investment in a significant AP60 expansion.
We also acquired a 50% equity stake
in Matalco from Giampaolo Group for
$738 million to become a leader in recycled
aluminium supply in North America.
In our copper business, we achieved first
sustainable production from the Oyu Tolgoi
underground mine with associated
infrastructure ramping up on schedule. Work
has also progressed to expand underground
operations at Kennecott.
Pipeline projects
We advanced studies and permitting at a
range of greenfield projects including
Resolution and Winu, and formed a joint
venture with First Quantum to help unlock the
La Granja copper project.
Exploration
We also continued to fill and progress our
pipeline of exploration opportunities. We
entered a joint venture (Nuevo Cobre) with
Corporación Nacional del Cobre de Chile
(Codelco) to explore and potentially develop
copper assets in Chile’s prospective
Atacama region.
Technology
We continued to progress our technology
roadmap while building our technical
capabilities and partnership networks. In 2023,
we progressed 130 priority research and
development projects, including 32 growth-
focused projects on discovering new ore
bodies, reducing capital intensity and
unlocking new revenue streams.
Future priorities
We will continue to explore new approaches,
technologies and partnership opportunities to
discover, progress and develop projects to
support future growth in close consultation
with communities.
We will manage our pipeline of opportunities
to deliver high-quality growth options, with a
strong focus on materials needed in a
decarbonising world.
Future priorities include development of the
mine, rail and port infrastructure for Simandou
in Guinea in collaboration with our partners,
construction of the Rincon lithium starter plant
in Argentina, management of key closure
projects at Argyle and Gove and optimisation
of the next tranche of replacement mines in
the Pilbara.
We will continue to explore and evaluate new
mining, processing, technology and renewable
energy opportunities to ensure we maintain a
high-quality portfolio of short-, medium- and
long-term growth options that can deliver
strong and resilient cash flows throughout the
cycle.

For more information about our capital projects and future options see pages 30-31.

Relevant KPIs
Total shareholder return
Underlying return on capital employed
Free cash flow
Net (debt)/cash
Scope 1 and 2 greenhouse gas emissions

Social licence
Focus
Adopting a multi-stakeholder approach for
external engagements to deepen connections
and build mutually beneficial partnerships.
Building cultural capability and competency
across the Group to ensure we fully understand,
value and partner with our host communities.
Progress in 2023
Communities and partners
In 2023, we piloted a Group-wide approach to
community perception monitoring that brings
the voices of communities into the business,
supporting deeper, more effective and data-
driven social performance.
We also signed an MoU with the YEC to
explore opportunities to collaborate on
renewable energy projects on Yindjibarndi
Country in the Pilbara region of Western
Australia.
The Iron Ore Company of Canada (IOC) and
the Naskapi Nation of Kawawachikamach
signed an agreement to establish a mutually
beneficial relationship based on dialogue,
collaboration and trust over the coming
decades. This socio-economic agreement
aims to create opportunities for greater
participation by the Naskapi People in IOC’s
activities through training and development,
employment, collaboration on environmental
projects, and procurement.
Future priorities
Communities and partners
Our future priorities are informed by our 2026
Communities and Social Performance (CSP)
targets which help us monitor progress toward
the core objectives of our CSP strategy. Our
targets guide progress across the business as
well as for individual assets, which will
continue to maintain local targets and metrics,
developed in consultation with local
communities.
In 2024, a core focus is on ensuring all
employees in high human rights risk roles
complete job-specific and general human rights
training. We will also continue to progress longer
term targets including by 2026 for:
–all sites to co-manage cultural heritage with
communities and knowledge holders
–70% of total community investment to be
through strategic, outcomes-focused
partnerships.
Understanding and acting on the perceptions of
communities who host our operations is
essential. We will roll out our new community
perception monitoring program that we piloted in
2023 to all our assets throughout 2024 and 2025.
We continue to find better ways to work
with communities and Indigenous Peoples,
particularly in how we protect heritage.
Our approach aims to enhance our
understanding and appreciation of cultural
heritage and ensure the voices of communities
inform our planning and decision making.

For more information about our community engagement see pages 66-70.

Relevant KPIs
Total shareholder return
Scope 1 and 2 greenhouse gas emissions
Gender diversity
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	19
Key performance indicators
We use a range of financial and non-financial metrics to measure Group performance against our four objectives: to be best operator; to achieve impeccable environmental, social and governance (ESG)
credentials; to excel in development; and to strengthen our social licence.
Alignment to our four objectives and associated risks key

●	Best operator	●	Impeccable ESG	●	Excel in development	●	Social licence
All-injury frequency rate
(AIFR)
per 200,000 hours worked
Alignment to our four objectives and associated
risks
●●
Definition
We define AIFR as the number of injuries per
200,000 hours worked by employees and
contractors at the operations that we manage.
It includes medical treatment cases, restricted
workday and lost-day injuries.
Relevance to strategy
The safety and wellbeing of our employees
and contractors is our number one priority.
We are committed to having a safe work
environment and our focus is on eliminating
fatalities, preventing catastrophic events and
reducing injuries. We continue to implement
our safety maturity model (SMM). By
implementing our systems, including SMM,
critical risk management (CRM) and the Safe
Production System (SPS), we are ensuring we
advance our safety culture and foster both
physical and psychological safety.
We continue to share learnings and
strengthen our partnerships with industry and
associated committees (such as the
International Council on Mining and Metals),
contracting partners and local communities
to improve health, safety and wellbeing
outcomes.
Link to executive remuneration
AIFR and SMM are included as performance
metrics in the safety component of the short-term
incentive plan (STIP) (see page 130-133).
Our performance in 2023 and
forward plan
Our AIFR was 0.37 in 2023, an improvement
from 2022 (2022: 0.40). While we had no
fatalities at managed operations in 2023,
tragically four colleagues died in a plane crash
travelling to our Diavik mine in January 2024.
We will renew focus on our critical risk
management program. We will also work on
embedding enhancements to the SMM.
Total shareholder return
(TSR)¹
measured over the preceding five years
(using annual average share price)
Alignment to our four objectives and associated
risks
●●●●
Definition
TSR is a combination of share price
appreciation (using annual average share
price) and dividends paid and reinvested to
show the total return to the shareholder over
the preceding five years.
Relevance to strategy
Our strategy aims to maximise shareholder
returns through the commodity cycle, and TSR
is a direct measure of that.
Link to executive remuneration
TSR is reflected in the long-term incentive
plan (LTIP), measured equally against a
mining based index (the EMIX Global Mining
Index historically and from 1 August 2023
the S&P Global Mining Index) and a broader-
based index of large global corporates
(the MSCI World Index) (see page 134-135).
Our performance in 2023 and
forward plan
TSR performance over the five-year period
was driven principally by movements in
commodity prices and changes in the global
macro environment. Rio Tinto significantly
outperformed both the EMIX Global Mining
Index and the MSCI World Index over the five-
year period.
We will continue to focus on generating free
cash flow from our operations. This allows us
to return cash to shareholders (short-term
returns) while investing in the business
(long-term returns).
Underlying return on capital
employed (ROCE)
%
Alignment to our four objectives and associated
risks
●●
Definition
Underlying ROCE is a non-IFRS measure
defined as underlying earnings excluding net
interest divided by average capital employed
(operating assets). For more information and a
reconciliation of underlying ROCE to the
nearest comparable IFRS measure, see
Alternative Performance Measures (pages
289-294).
Relevance to strategy
Our portfolio of low-cost, long-life assets
delivers attractive returns throughout the cycle
and has been reshaped significantly in recent
years. Underlying ROCE measures how
efficiently we generate profits from investment
in our portfolio of assets.
Link to executive remuneration
Underlying earnings, as a component of
underlying ROCE, is included in the STIP.
In the longer term, underlying ROCE also
influences TSR, which is included in the LTIP
(see pages 134-135).
Our performance in 2023 and
forward plan
Underlying ROCE decreased five percentage
points to 20% in 2023, reflecting the decrease
in underlying earnings driven by lower
commodity prices, and an increase in capital
employed due to capital expenditure and
acquisitions.
We will continue to focus on maximising
returns from our assets over the short,
medium and long term. We will invest with
discipline to strengthen our operations while
delivering growth in a decarbonising world.
1.The TSR calculation for each period is based on the change in the calendar-year average share prices for Rio Tinto plc and Rio Tinto Limited over the preceding five years. This is consistent with the methodology used for calculating the vesting outcomes for Performance Share Awards (PSA). The data presented in this chart accounts for the dual corporate structure of Rio Tinto.

20	Annual Report on Form 20-F 2023 | riotinto.com
Underlying earnings¹ and
underlying EBITDA
$ millions

Underlying earnings

Underlying EBITDA

Alignment to our four objectives and associated
risks
●
Definition
Underlying earnings and underlying EBITDA
are non-IFRS measures.
Underlying earnings represents net earnings
attributable to the owners of Rio Tinto,
adjusted to exclude items that do not reflect
the underlying performance of the Group’s
operations. For more information on these
exclusions and a reconciliation to the nearest
IFRS measures refer to Alternative
Performance Measures (pages 289-294).
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
Link to executive remuneration
Underlying earnings are reflected in the STIP.
In the longer term, both measures influence
TSR, which is the primary measure for the
LTIP (see pages 134-135).
Our performance in 2023 and
forward plan
Underlying earnings of $11.8 billion were
$1.6 billion lower than in 2022. Underlying
EBITDA of $23.9 billion was $2.4 billion lower
than in 2022. The 9% decrease in underlying
EBITDA resulted from lower commodity prices
and higher operating unit costs partially offset
by improvements in sales volumes across our
portfolio.
We remain focused on cost control, in
particular maintaining discipline over fixed
costs to drive attractive margins and returns
across our portfolio.
1.Comparative information for year 2021 and 2022 has been
restated to reflect the adoption of narrow scope
amendments to IAS12 “Income Taxes”; refer to page 166
for details.
Net cash generated from
operating activities
$ millions
Alignment to our four objectives and associated
risks
●
Definition
This KPI refers to cash generated by our
operations after tax and interest, including
dividends received from equity accounted
units and dividends paid to non-controlling
interests in subsidiaries.
Relevance to strategy
This KPI measures our ability to convert
underlying earnings into cash.
Link to executive remuneration
Net cash generated from operating activities is
included in the STIP. In the longer term, the
measure influences TSR, which is included in
the LTIP (see pages 134-135).
Our performance in 2023 and
forward plan
Net cash generated from operating activities of
$15.2 billion was 6% lower than 2022. This
was primarily driven by price movements for
our major commodities and a modest rise in
working capital.
We continue to focus on effectively delivering
strong and stable cash flows while optimising
the health and performance of our  assets.
Free cash flow
$ millions
Alignment to our four objectives and associated
risks
●●
Definition
Free cash flow is a non-IFRS measure defined
as net cash generated from operating
activities minus purchases of property, plant
and equipment, intangibles, and payments of
lease principal, plus proceeds from the sale of
property, plant and equipment, and intangible
assets. For more information and a
reconciliation of free cash flow to the nearest
comparable IFRS measure see Alternative
Performance Measures (pages 289-294).
Relevance to strategy
This KPI measures the net cash returned by
the business after the expenditure of
sustaining and growth capital. This cash can
be used for shareholder returns, reducing debt
and other investment.
Link to executive remuneration
Free cash flow is included in the STIP. In the
longer term, the measure influences TSR,
which is included in the LTIP (see pages
134-135).
Our performance in 2023 and
forward plan
Free cash flow decreased by $1.3 billion to
$7.7 billion in 2023, primarily due to the
decrease in net cash generated from
operating activities and increases in sustaining
and growth capital expenditure.
We continue to focus on effectively delivering
strong and stable cash flows while optimising
the health and performance of our  assets.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	21
Net (debt)/cash
$ millions
Alignment to our four objectives and associated
risks
●●
Definition
Net (debt)/cash is a non-IFRS measure
defined as total borrowings plus lease
liabilities less cash and cash equivalents
and other liquid investments, adjusted for
derivatives related to net (debt)/cash (see note
19 of the financial statements). For more
information and a reconciliation of net (debt)/
cash to the nearest comparable IFRS
measure, see Alternative Performance
Measures (pages 289-294).
Relevance to strategy
This KPI measures how we are managing
our balance sheet and capital structure.
A strong balance sheet is essential for
giving us the flexibility to take advantage
of opportunities as they arise, and for returning
cash to shareholders.
Link to executive remuneration
Net (debt)/cash is, in part, an outcome of free
cash flow, which itself is reflected in the STIP.
In the longer term, net (debt)/cash influences
TSR, which is reflected in the LTIP (see pages
134-135).
Our performance in 2023 and
forward plan
Net debt remained stable at $4.2 billion.
This included free cash flow of $7.7 billion,
offset by dividends of $6.5 billion and the
$0.7 billion acquisition of Matalco1.
We continue to focus on effectively delivering
strong and stable cash flows while optimising
the health and performance of our  assets.
Scope 1 and 2² greenhouse
gas emissions
(equity Mt CO2e)
Alignment to our four objectives and associated
risks
●●●●
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
Link to executive remuneration
Climate change is included in our ESG metrics
for executive remuneration with a weighting of
10% of the STIP (see page 130). The carbon
abatement target set for 2023 was 10Mt CO2e.
A total of 29 projects progressed though a
development stage during the year, leading to
an above target performance of 12Mt CO2e
abatement expected by 2030. We have put
forward proposals to incorporate
decarbonisation related performance
measures into our LTIP as part of our 2024
Remuneration Policy. See page 134-135 for
further information.
Our performance in 2023 and
forward plan
Our Scope 1 and 2 emissions were 32.6Mt
CO2e in 2023. This is 6% below our adjusted
2018 baseline of 34.5Mt CO2e and slightly
below our 2022 adjusted emissions of 32.7Mt
CO2e (adjusted for acquisitions). Abatement
delivered by our projects in 2023 exceeded
emissions growth from higher production
giving a slight reduction in emissions on a like
for like basis. Our 2023 emissions were
slightly higher than our actual 2022 emissions
total of 32.3Mt CO2e due to the recent
acquisitions of additional equity in OT and
MRN. By 2025, we expect to have made
financial commitments to abatement projects
that will achieve more than 15% of Group
emissions. However, it is expected our actual
emissions abatement will lag this.
A summary of our Climate Action Plan can be
found on pages 52-55 of this Annual Report as
well as in our 2023 Climate Change Report.
Gender diversity
representation of women within our workforce
Alignment to our four objectives and associated
risks
●●●
Definition
Includes our total workforce based on
managed operations (excludes the Group’s
share of non-managed operations and
joint ventures)4.
Relevance to strategy
Inclusion and diversity are imperative for
the sustainable success of the business.
Our sustained performance and growth rely on
having workforce diversity that is
representative of the communities in which we
operate and having a workplace where people
are valued for who they are and encouraged
to contribute to their full potential.
Link to executive remuneration
In 2023, our aspiration was to increase the
proportion of women in our workforce by two
percentage points. This aspiration was
included in our strategic scorecard for
executive remuneration, with a 5% weighting
of the STIP. For more information
see pages 130-131.
Our performance in 2023 and
forward plan
In this first year of the target, our
representation of women at Rio Tinto
increased from 22.9% to 24.3%, a 1.4
percentage point increase. We saw
improvements across all levels of the
organisation with senior leaders increasing
from 28.3% to 30.1%, and operations and
general support increasing from 16.2%
to 17.7%.
Our target to increase the proportion of
women in our workforce year-on-year creates
an important focus.
We are focused on implementing the
recommendations from the Everyday Respect
Report and we are confident that this will
improve both the attraction and retention of
women and other diverse
groups to Rio Tinto. For more information
about the Everyday Respect initiative see
riotinto.com/everydayrespect.
1.Subject to usual closing adjustments.
2.In 2023, we improved our carbon emissions reporting and now use the market-based method as our primary measure for assessing performance against our emissions targets. Further detail on this change in reporting and the implications for our emissions baseline is available in our 2023 Addendum - Scope 1, 2 and 3 Emissions Calculation Methodology. Our adjusted scope 1 and 2 emissions (adjusted for acquisitions) have been disclosed for 2022.
3.In 2020, we updated our definition of our total workforce to include those employees who were unavailable for work (eg on parental leave) and temporary contractors. Note: less than 1% of the workforce gender is undeclared.
4.Baseline reset with definition for 2020 to 2023 gender diversity.
Key performance indicators continued

22	Annual Report on Form 20-F 2023 | riotinto.com

Chief Financial
Officer’s statement
"In 2023, our financial results were resilient,
driven by an improvement in our operational
performance. As we shape our portfolio for the
future, we will continue to allocate capital with
discipline."
Uplift in operational performance
drives resilient financial results
In 2023, the Group’s total copper equivalent
production increased by just over 3% from
2022. This reflected the Gudai-Darri mine in
the Pilbara reaching its nameplate capacity
and deployment of our Safe Production
System. In addition, we benefited from our
increased ownership in Oyu Tolgoi as the
underground ramps up and the Kitimat
aluminium smelter returned to full capacity. In
a year in which average commodity prices
declined compared to the prior period, we
maintained our discipline on cost and capital,
leading to net cash generated from operating
activities of $15.2 billion, underlying earnings
of $11.8 billion and profit after tax attributable
to owners of Rio Tinto of $10.1 billion.
We maintained our financial strength, ending
the year with net debt of $4.2 billion, just 1%
higher than the position at the start of the year.
Our balance sheet strength enables us to run
our business consistently and maintain
investment, regardless of where we are in the
cycle. We have chosen not to have a net debt
target, but have a principles-based approach
to anchor the balance sheet around a single A
credit rating.
Consistent capital allocation,
balancing essential capex with
shareholder returns and growth
We will continue to allocate the capital
generated by our operations with discipline
and remain committed to attractive
shareholder returns. We have consistently
applied our financial framework, which has
been in place for more than a decade. It is
straightforward and serves us well,
underpinned by our three priorities. Essential
capex remains the first priority - sustaining
capex to ensure the integrity of our assets,
high-returning replacement projects and
investment for decarbonisation. The second
priority is the ordinary dividend within our well-
established returns policy, where we now have
an eight-year track record of paying out at
60% of underlying earnings. The third involves
testing investment in compelling growth
against debt management and further cash
returns to shareholders.
In 2023, capital expenditure rose by 5% to
$7.1 billion, reflecting the impact of inflation, in
particular on our sustaining capital. We
foresee a disciplined increase in capital
expenditure over the coming years as our
growth projects accelerate and
decarbonisation advances. This is critical to
ensure we have the right portfolio to keep
creating value for decades to come, so we can
benefit from increased demand from both
traditional sources and from the energy
transition. And we have more to come:
exploration and evaluation spend increased to
$1.2 billion, with greenfield spend mainly
focused on copper and lithium, while
evaluation prioritised projects with near-term
investment decisions, including the Simandou
iron ore project in Guinea. We expect
Simandou to become our largest capital
project over the coming years. It will be
constructed and funded by a co-development
partnership that will share the risk and deliver
higher returns than our cost of capital. We
believe that Simandou's high grade, high
quality product will position us well for the
decarbonisation of the steel industry.
Our financial strength means that we can
reinvest for growth, accelerate our
decarbonisation and continue to pay attractive
dividends through the cycle. For 2023, we are
returning 60% of underlying earnings to
shareholders, which equates to a full-year
ordinary dividend of 435 US cents per share,
or $7.1 billion.
Outlook underpins a strong Rio
Tinto for the long term
We are well positioned in an opportunity-rich
world where there has never been greater
demand for what we do, from mining to
processing. The work we are doing today is
creating a stronger Rio Tinto for years to
come.
Net cash generated from operating activities
$15.2 billion
(2022: $16.1 billion)
Profit after tax attributable to owners of Rio
Tinto (net earnings)
$10.1 billion
(2022: $12.4 billion)
Underlying earnings
$11.8 billion
(2022: $13.4 billion)

This is why our strategy is about growing in
the materials the world needs. A strategy that
will ensure Rio Tinto remains strong in the
short, medium and long term with the ability to
invest while always paying attractive returns.
Peter Cunningham
Chief Financial Officer
21 February 2024
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	23
Financial review
The Financial review and Business review for the year ended 31 December 2021 can be found on pages 32 to 39 and pages 42 to 71, respectively, of our Form 20-F filed with the United States Securities and Exchange Commission on 25 February 2022.
Key financial highlights

At year end	2023	2022	Change
Net cash generated from operating activities (US$ millions)	15,160	16,134	(6)%
Purchases of property, plant and equipment and intangible assets (US$ millions)	7,086	6,750	5%
Free cash flow¹ (US$ millions)	7,657	9,010	(15)%
Consolidated sales revenue (US$ millions)	54,041	55,554	(3)%
Underlying EBITDA¹ (US$ millions)	23,892	26,272	(9)%
Profit after tax attributable to owners of Rio Tinto (net earnings)² (US$ millions)	10,058	12,392	(19)%
Underlying earnings per share (EPS)¹, ² (US cents)	725.0	824.7	(12)%
Ordinary dividend per share (US cents)	435.0	492.0	(12)%
Underlying return on capital employed (ROCE)¹, ²	20%	25%
Net debt¹ (US$ millions)	4,231	4,188	1%
1.This financial performance indicator is a non-IFRS (as defined below) measure which is reconciled to directly comparable IFRS financial measures (non-IFRS measures). It is used internally by management to assess the performance of the business and is therefore considered relevant to readers of this document. It is presented here to give more clarity around the underlying business performance of the Group’s operations. For more information on our use of non-IFRS financial measures in this report, see the section entitled “Alternative performance measures” (APMs) and the detailed reconciliations on pages 289 to 294. Our financial results are prepared in accordance with IFRS — see page 158 for further information.
2.Comparative information has been restated to reflect the adoption of narrow scope amendments to IAS12 'Income Taxes'.
Financial performance
Income Statement
Underlying EBITDA
To provide additional insight into the performance of our business, we report underlying EBITDA and underlying earnings. Underlying EBITDA and underlying earnings are non-IFRS measures. For definitions and a detailed reconciliation of underlying EBITDA and underlying earnings to the nearest IFRS measures, see pages 289 to 291, respectively.
The principal factors explaining the movements in underlying EBITDA are set out in this table.

US$bn
2022 underlying EBITDA	26.3
Prices	(1.5)
Exchange rates	0.6
Volumes and mix	0.4
General inflation	(0.4)
Energy	0.4
Operating cash unit costs	(1.4)
Higher exploration and evaluation expenditure (net of profit from disposal of interests in undeveloped projects)	(0.3)
Non-cash costs/other	(0.2)
Change in underlying EBITDA	(2.4)
2023 underlying EBITDA	23.9
Resilient financial results, primarily impacted by
commodity price movements
In general, we saw lower prices for our commodities, as supply improved, outpacing modest demand growth.
Movements in commodity prices resulted in a $1.5 billion decline in underlying EBITDA overall compared with 2022. This was primarily from lower pricing for our Aluminium business, driven by London Metal
Exchange (LME) prices, lower premiums and lower alumina pricing.
Higher realised pricing in our Iron Ore business was offset by lower pricing for copper, diamonds and industrial minerals.
The monthly average Platts index for 62% iron fines converted to a Free on Board (FOB) basis was 0.5% higher, on average, compared with
2022.
The average LME price for copper was 3% lower, the average LME aluminium price was 17% lower while the gold price was 8% higher compared with 2022.
The Midwest premium duty paid for aluminium in the US averaged $512 per tonne, 22% lower than in 2022.

24	Annual Report on Form 20-F 2023 | riotinto.com
Benefit from weaker local currencies in 2023
Compared with 2022, on average, the US dollar strengthened by 4%
against the Australian dollar and by 4% against the Canadian dollar.
Currency movements increased underlying EBITDA by $0.6 billion relative to 2022.
Improvement in sales volumes but weaker mix
Higher sales volumes across the portfolio increased underlying EBITDA by $0.7 billion compared to 2022. This was mostly attributable to a 3%
increase in Pilbara iron ore shipments, with the Gudai-Darri mine reaching full capacity, partly offset by lower portside sales volumes
(down 4%). Higher copper sales were driven by the ramp-up of the Oyu
Tolgoi underground mine. This was partly offset by lower margins achieved due to our product mix (-$0.3 billion) mainly associated with a reduced proportion of Aluminium VAP sales and following high quality diamond sales in 2022.
Impact of inflation offset by lower energy prices
We saw a $0.4 billion benefit to underlying EBITDA on the easing of energy prices compared to 2022, mainly related to lower diesel prices at our Pilbara iron ore operations, lower energy prices at our alumina refineries and aluminium smelters, along with lower fuel prices in our
Marine business. General price inflation across our global operations resulted in a net $0.4 billion reduction in underlying EBITDA, which includes a $0.2 billion year-on-year benefit from the impact of inflation on closure provisions.
Unit cost pressures persist due to temporary
operational factors and weaker markets: some easing
of market-linked raw material prices in second half
We remain focused on cost control, in particular maintaining discipline on fixed costs, which are expected to be broadly flat in 2024. While inflation has eased, we continued to see lag effects in its impact on our third party costs, such as contractor rates, consumables and some raw materials; we expect this to stabilise in 2024.
In the second half of 2023, we started to see some easing of market-
linked prices for key raw materials such as caustic, coke and pitch:
these benefited underlying EBITDA by $0.2 billion.
Temporary operational issues reduced underlying EBITDA by $0.6 billion. We saw a 20% rise in Copper C1 unit costs, primarily driven by lower refined volumes at Kennecott following the planned rebuild of the smelter and refinery. In Minerals, fixed unit cash costs increased at Iron
Ore Company of Canada (IOC), driven by lower production following the wildfires in Northern Quebec in June as well as extended plant downtime and conveyor belt failures in the third quarter.
Other cost pressures and weaker market demand lowered underlying
EBITDA by $1.0 billion. In Minerals, we experienced market weakness for many of our products, in particular for TiO2 feedstock, which gave rise to lower volumes and resulting higher unit costs. In the Pilbara, a higher mine work index and investment in mine maintenance and system health were in part offset by cost efficiencies on delivering increased volumes. In Aluminium, we invested in improving the integrity across our integrated operations.
Overall, we continue to experience tightness in our key labour markets, in Western Australia, Quebec and Utah, which raised costs above general inflation. We also entered into a new collective bargaining agreement at IOC and applied the new labour law in Mongolia.
We have also increased our investment in decarbonisation, research &
development, technology, along with communities and social investment to deliver on our four objectives.
Increasing our global exploration and evaluation
activity
Our ongoing exploration and evaluation expenditure in 2023 was $0.9 billion, compared with guidance of $1.0 billion and $0.7 billion in 2022.
The increase was mainly attributable to increased activity at the Rincon lithium project in Argentina and across the other product group projects.
We also expensed costs associated with the Simandou iron ore project in Guinea (included in underlying EBITDA on a 100% basis): these increased from $0.2 billion to $0.5 billion, with qualifying Simandou costs being capitalised from the fourth quarter of 2023. These expenditures were partly offset by a $0.2 billion gain on disposal of 55%
of our interest in the La Granja copper project in Peru to First Quantum
Minerals in 2023, leading to a net charge to the Income Statement of
$1.2 billion (2022: $0.9 billion).
Net earnings
The principal factors explaining the movements in underlying earnings and net earnings are set out below.

US$bn
2022 net earnings	12.4
Changes in underlying EBITDA (see above)	(2.4)
Increase in depreciation and amortisation (pre-tax) in underlying earnings	(0.1)
Decrease in interest and finance items (pre-tax) in underlying earnings	0.2
Increase in tax on underlying earnings	(0.2)
Decrease in underlying earnings attributable to outside interests	0.8
Total changes in underlying earnings	(1.6)
Changes in items excluded from underlying earnings (see below)	(0.7)
2023 net earnings	10.1
Financial figures are rounded to the nearest million, hence small differences may result in the totals. Comparative information has been restated to reflect the adoption of narrow scope amendments to IAS12 'Income Taxes'.
Increase in tax on underlying earnings
The effective tax rate on underlying earnings in 2023 was 30%
compared with 26% in 2022. Consequently the tax on underlying earnings increased by $0.2 billion despite a decrease in underlying
EBITDA. The rate in 2023 was in line with guidance, whereas the 2022 rate was lower due to the recognition of additional deferred tax assets in respect of Oyu Tolgoi and adjustments in respect of prior periods.
Decrease in underlying earnings attributable to
outside interests
We completed the acquisition of Turquoise Hill Resources' non-
controlling interests in December 2022, which resulted in a reduction of
Oyu Tolgoi's earnings being attributable to outside interests and therefore a higher share of income being attributable to Rio Tinto. The ramp-up of exploration and evaluation spend at Simandou resulted in greater charges attributable to outside interests given our 45.05%
effective interest in the project.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	25
Items excluded from underlying earnings
The differences between underlying earnings and net earnings are set out in this table (all numbers are after tax and exclude amounts attributable to non-controlling interests).

	2023	2022
Year ended 31 December	US$bn	US$bn
Underlying earnings	11.8	13.4
Items excluded from underlying earnings
Net impairment charges	(0.7)	(0.1)
Change in closure estimates (non-operating and fully impaired sites)	(1.1)	(0.2)
Foreign exchange and derivative gains on net debt and intragroup balances and derivatives not qualifying for hedge accounting	(0.3)	(0.1)
Deferred tax arising on internal sale of assets in Canadian operations	0.4	–
Gains recognised by Kitimat relating to LNG Canada's project	–	0.1
Loss on disposal of interest in subsidiary	–	(0.1)
Gain on sale of Cortez royalty	–	0.3
Write-off of Federal deferred tax assets in the United States	–	(0.9)
Total items excluded from underlying earnings	(1.7)	(1.0)
Net earnings	10.1	12.4
Financial figures are rounded to the nearest million, hence small differences may result in the totals. Comparative information has been restated to reflect the adoption of narrow scope amendments to IAS12 'Income Taxes'.
On pages 290 to 291 there is a detailed reconciliation from net earnings to underlying earnings, including pre-tax amounts and additional explanatory notes. The differences between profit after tax and underlying EBITDA are set out in the table on page 175.
We recognised net impairment charges of $0.7 billion (after tax), mainly related to our alumina refineries in Queensland, taken in the first half of
2023. This was triggered by the challenging market conditions facing these assets, together with our improved understanding of the capital requirements for decarbonisation and the recently legislated cost escalation for carbon emissions. For a detailed explanation of the impairment process, refer to note 4 to the Financial Statements in the 2023 Annual Report. The signing of key agreements with the Government of Guinea and other joint venture partners for co-development of the infrastructure for the Simandou iron ore project gave rise to an impairment reversal trigger, for amounts which had been fully impaired in 2015. Previously capitalised exploration and evaluation costs associated with the mine and retained items of property, plant and equipment totalling $0.2 billion (after tax and outside interests) have therefore been reversed.
We excluded $1.1 billion of closure cost charges from underlying earnings, of which $850 million related to the closure update announced by Energy
Resources of Australia (ERA) on 12 December 2023. This was considered material and was therefore aggregated with other closure study updates in the second half of 2023 which were similar in nature. These other updates were at legacy sites and at the Yarwun alumina refinery, which was expensed due to the impairment earlier in the year.
We recognised an exchange and derivative loss of $0.3 billion (2022: loss of $0.1 billion). The exchange losses are largely offset by currency translation gains recognised in equity. The quantum of US dollar debt is largely unaffected and we will repay it from US dollar sales receipts.
Our Canadian aluminium business completed an internal sale of assets. This resulted in the utilisation of previously unrecognised capital losses and an uplift in the tax depreciable value of assets on which a deferred tax asset of $0.4 billion has been recognised.
Net earnings and underlying earnings refer to amounts attributable to the owners of Rio Tinto. The net profit attributable to the owners of Rio Tinto in
2023 was $10.1 billion (2022: $12.4 billion). We recorded a profit after tax in 2023 of $10.0 billion (2022: $13.0 billion) of which a loss of $0.1 billion was attributable to non-controlling interests (2022 profit: $0.7 billion).
Underlying EBITDA and underlying earnings by product group

	Underlying EBITDA			Underlying earnings
	2023	2022	Change	2023	2022	Change
Year ended 31 December	US$bn	US$bn	%	US$bn	US$bn	%
Iron Ore	20.0	18.6	7%	11.9	11.2	6%
Aluminium	2.3	3.7	(38)%	0.5	1.5	(64)%
Copper	1.9	2.6	(26)%	0.1	0.7	(81)%
Minerals	1.4	2.4	(42)%	0.3	0.9	(63)%
Reportable segment total	25.6	27.3	(6)%	12.9	14.3	(10)%
Simandou iron ore project	(0.5)	(0.2)	185%	(0.2)	(0.1)	10%
Other operations	–	–	—%	(0.3)	(0.3)	(28)%
Central pension costs, share-based payments, insurance and derivatives	0.2	0.4	(55)%	–	0.4	(87)%
Restructuring, project and one-off costs	(0.2)	(0.2)	10%	(0.1)	(0.1)	32%
Other central costs	(1.0)	(0.8)	29%	(0.9)	(0.7)	29%
Central exploration and evaluation	(0.1)	(0.3)	(60)%	(0.1)	(0.2)	(71)%
Net interest				0.3	0.1	130%
Total	23.9	26.3	(9)%	11.8	13.4	(12)%
Financial figures are rounded to the nearest million, hence small differences may result in the totals and period-on-period change. Underlying EBITDA and underlying earnings are non-IFRS measures used by management to assess the performance of the business and provide additional information which investors may find useful. For more information on our use of non-IFRS financial measures in this report, see the section entitled "Alternative performance measures" (APMs) and the detailed reconciliations on pages 289 to 294.
Financial review continued

26	Annual Report on Form 20-F 2023 | riotinto.com
Simandou iron ore project
Costs attributable to the Simandou project in Guinea increased from
$0.2 billion to $0.5 billion (100% basis at underlying EBITDA level) on ramp-up of project activity in 2023. We commenced capitalising qualifying spend on Simandou from the fourth quarter of 2023, with $0.3 billion included in capital expenditure (100% basis).
Central and other costs
Pre-tax central pension costs, share-based payments, insurance and derivatives were a $0.2 billion credit compared with a $0.4 billion credit in 2022, reflecting movement on derivatives in the two years.
On a pre-tax basis, restructuring, project and one-off central costs were mainly associated with corporate projects and were comparable to 2022.
Other central costs of $1.0 billion were 29% higher than 2022, reflecting increased investment in decarbonisation, research & development and technology. Our core central costs increased in line with inflation.
On an underlying earnings basis, net interest was a credit of $0.3 billion
(2022: credit of $0.1 billion), reflecting Rio Tinto's increased interest in
Oyu Tolgoi and the related financing items following the acquisition of
Turquoise Hill minorities in 2022.
Continuing to invest in greenfield exploration
We have a strong portfolio of greenfield exploration projects in early exploration and studies stages, with activity in 18 countries across eight commodities. This is reflected in our pre-tax central spend of
$0.3 billion. The bulk of this expenditure in 2023 focused on copper in
Australia, Chile, Colombia, Namibia, the United States and Zambia;
diamonds in Canada; nickel in Brazil, Canada and Peru; heavy mineral sands in South Africa; and potash in Canada. We recently partnered with Codelco on the Nuevo Cobre copper project in the prospective
Atacama region in Chile and with Charger Metals on the Lake Johnston lithium project in the Yilgarn, Western Australia. This spend is offset by the gain recognised on disposal of 55% of our interest in the La Granja copper project ($0.2 billion, pre-tax).
Cash flow

	2023	2022
Year ended 31 December	US$bn	US$bn
Net cash generated from operating activities	15.2	16.1
Purchases of property, plant and equipment and intangible assets	(7.1)	(6.8)
Lease principal payments	(0.4)	(0.4)
Free cash flow¹	7.7	9.0
Dividends paid to equity shareholders	(6.5)	(11.7)
Acquisitions	(0.8)	(0.9)
Purchase of the minority interest in Turquoise Hill Resources Ltd	–	(3.0)
Disposals	–	0.1
Cash receipt from sale of Cortez royalty	–	0.5
Other	(0.4)	0.2
Movement in net debt/cash¹	–	(5.8)
Financial figures are rounded to the nearest million, hence small differences may result in the totals.
1.This financial performance indicator is a non-IFRS (as defined below) measure which is reconciled to directly comparable IFRS financial measures (non-IFRS measures). It is used internally by management to assess the performance of the business and is therefore considered relevant to readers of this document. It is presented here to give more clarity around the underlying business performance of the Group’s operations. For more information on our use of non-IFRS financial measures in this report, see the section entitled “Alternative performance measures” (APMs) and the detailed reconciliations on pages 289 to 294. Our financial results are prepared in accordance with IFRS — see page 158 for further information.
–$15.2 billion in net cash generated from operating activities, 6% lower than 2022, primarily driven by price movements for our major commodities and a $0.9 billion rise in working capital, partly offset by lower taxes paid. The cash outflow from the working capital increase was driven by healthy stocks in the Pilbara, still elevated in-process inventory at Kennecott following the extended smelter rebuild and higher working capital at Iron & Titanium, reflective of weaker market conditions. Receivables also reflected a 20% higher iron ore price at
2023 year end (vs 2022) that will be monetised in 2024. Operating cash flow was also impacted by lower dividends, primarily from
Escondida ($0.6 billion in 2023; $0.9 billion in 2022).
–Taking into account the timing of payments in Australia, taxes paid of
$4.6 billion in 2023 were at a similar level to 2022, which included around $1.5 billion of payments related to prior years.
–Our capital expenditure of $7.1 billion was comprised of $1.0 billion of growth ($0.9 billion on a Rio Tinto share basis), $1.6 billion of replacement, $4.3 billion of sustaining and $0.2 billion of
decarbonisation capital (in addition to $0.2 billion of decarbonisation spend in operating costs). We expect to spend around $4.0 billion each year on sustaining capital; spend in 2023 included the smelter and refinery rebuild at Kennecott ($0.3 billion) and targeted investment in asset health in Iron Ore and Aluminium. We funded our capital expenditure from operating activities and generally expect to continue funding our capital program from internal sources.
–$6.5 billion of dividends paid in 2023, being the 2022 final ordinary and the 2023 interim ordinary dividends.
–$0.8 billion of acquisitions related to the Matalco recycling joint venture and the Nuevo Cobre exploration joint venture with Codelco.
–The above movements, together with $0.4 billion of other
movements, resulted in net debt1 remaining stable year-on-year at
$4.2 billion at 31 December 2023.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	27
Balance sheet
Net debt1 of $4.2 billion was unchanged at 31 December 2023
compared to the prior year end.
Our net gearing ratio1 (net debt/(cash) to total capital) was 7% at
31 December 2023 (31 December 2022: 7%). See page 294.
Our total financing liabilities excluding net debt derivatives at
31 December 2023 (see page 205) were $14.4 billion (31 December
2022: $12.3 billion) and the weighted average maturity was around 12 years. At 31 December 2023, approximately 68% of these liabilities were at floating interest rates (75% excluding leases). The maximum amount within non-current borrowings maturing in any one calendar year is $1.65 billion, which matures in 2033.
On 7 March 2023, we priced $650 million of 10-year fixed rate SEC-
registered debt securities and $1.1 billion of 30-year fixed rate SEC-
registered debt securities. The 10-year notes will pay a coupon of 5.000 per cent and will mature 9 March 2033 and the 30-year notes will pay a coupon of 5.125 per cent and will mature 9 March 2053.
We had $10.5 billion in cash and cash equivalents plus other short-term cash investments at 31 December 2023 (31 December 2022:
$8.8 billion).
Provision for closure costs
At 31 December 2023, provisions for close-down and restoration costs and environmental clean-up obligations were $17.2 billion
(31 December 2022: $15.8 billion). The increase was largely due to revised closure estimates following new studies at certain operations and legacy sites, including ERA, together with the amortisation of discount ($1.0 billion), which includes the effect of elevated inflation for the year. This was partly offset by a revision of the closure discount rate to 2.0% (from 1.5%), reflecting expectations of higher yields from long-
dated bonds, which resulted in a $1.1 billion decrease in the provision.
$0.8 billion of the provision was also utilised through spend in 2023.
1.This financial performance indicator is a non-IFRS (as defined below) measure which is reconciled to directly comparable IFRS financial measures (non-IFRS measures). It is used internally by management to assess the performance of the business and is therefore considered relevant to readers of this document. It is presented here to give more clarity around the underlying business performance of the Group’s operations. For more information on our use of non-IFRS financial measures in this report, see the section entitled “Alternative performance measures” (APMs) and the detailed reconciliations on pages 289 to 294.
Financial review continued

28	Annual Report on Form 20-F 2023 | riotinto.com
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
The Board expects total cash returns to shareholders over the longer term to be in a range of 40% to 60% of underlying earnings in aggregate through the cycle. Acknowledging the cyclical nature of the industry, it is the Board’s intention to supplement the ordinary dividend with additional returns to shareholders in periods of strong earnings and cash generation.
60% payout ratio on the ordinary dividend delivers an eight-year track record

	2023 US$bn	2022 US$bn
Ordinary dividend
Interim[1]	2.9	4.3
Final[1]	4.2	3.7
Full-year ordinary dividend	7.1	8.0
Payout ratio on ordinary dividend	60%	60%
1.Based on weighted average number of shares and declared dividends per share for the respective periods and excluding foreign exchange impacts on payment.
We determine dividends in US dollars. We declare and pay Rio Tinto plc dividends in pounds sterling and Rio Tinto Limited dividends in Australian dollars. The 2023 final dividend has been converted at exchange rates applicable on 20 February 2024 (the latest practicable date before the dividend was declared). American Depositary Receipt (ADR) holders receive dividends at the declared rate in US dollars.

Ordinary dividend per share declared	2023	2022
Rio Tinto Group
Interim (US cents)	177.00	267.00
Final (US cents)	258.00	225.00
Full-year (US cents)	435.00	492.00
Rio Tinto plc
Interim (UK pence)	137.67	221.63
Final (UK pence)	203.77	185.35
Full-year (UK pence)	341.44	406.98
Rio Tinto Limited
Interim (Australian cents)	260.89	383.70
Final (Australian cents)	392.78	326.49
Full-year (Australian cents)	653.67	710.19
The 2023 final ordinary dividend to be paid to our Rio Tinto Limited shareholders will be fully franked. The Board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the foreseeable future.
On 18 April 2024, we will pay the 2023 final ordinary dividend to holders of ordinary shares and holders of ADRs on the register at the close of business on 8 March 2024 (record date). The ex-dividend date is 7 March 2024.
Rio Tinto plc shareholders may choose to receive their dividend in Australian dollars or New Zealand dollars, and Rio Tinto Limited shareholders may choose to receive theirs in pounds sterling or New Zealand dollars. Currency conversions will be based on the pound sterling, Australian dollar and New Zealand dollar exchange rates five business days before the dividend payment date. Rio Tinto plc and Rio Tinto Limited shareholders must register their currency elections by 26 March 2024.
We will operate our Dividend Reinvestment Plans for the 2023 final dividend (visit riotinto.com for details). Rio Tinto plc and Rio Tinto Limited shareholders’ election notice for the Dividend Reinvestment Plans must be received by 26 March 2024. Purchases under the Dividend
Reinvestment Plan are made on or as soon as practicable after the dividend payment date and at prevailing market prices. There is no discount available.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	29
Portfolio management
Capital projects

Project (Rio Tinto 100% owned unless otherwise stated)	Total capital cost (100% unless otherwise stated)	Status/Milestones
Ongoing
Iron ore
Investment in the Western Range iron ore project, a joint
venture between Rio Tinto (54%) and China Baowu Steel
Group Co. Ltd (46%) in the Pilbara to sustain production of
the Pilbara BlendTM from Rio Tinto's existing Paraburdoo
hub. First production is anticipated in 2025.
$1.3bn (Rio Tinto share)[1]
Approved in September 2022, the mine will have a capacity of 25 million tonnes per year. The project includes construction of a primary crusher and an 18 kilometre conveyor connection to the Paraburdoo processing plant. Construction is currently on schedule with civil work well advanced, while we continue to progress primary crusher works, bulk earthworks and mine pre-strip.

Investment in the Simandou iron ore project in Guinea in
partnership with CIOH, a Chinalco-led consortium (the
Simfer joint venture) and co-development of the rail and port infrastructure with Winning Consortium Simandou[2] (WCS),
Baowu and the Republic of Guinea (the partners). Overall,
the co-developed infrastructure represents more than 600
kilometres of new multi-user (including passenger and
general freight services) rail together with port facilities to be co-developed by the partners to allow the export of up to
120 million tonnes per year of iron ore mined by Simfer's
and WCS's respective mining concessions.[3]
$6.2bn4 (estimated Rio Tinto share)
Announced in December 2023, the Simfer joint venture[5] will develop, own and operate a 60 million tonne per year[6] mine in blocks 3 & 4. First production at the mine is expected in 2025, ramping up over 30 months to an annualised capacity of 60 million tonnes per year (27 million tonnes Rio Tinto share). WCS will construct the project's ~536 kilometre dual track main line as well as the WCS barge port, while Simfer will construct the ~70 kilometre spur line, connecting its mining concession to the main rail line. Pending completion and commissioning of its 60 million tonne per year transhipment vessel port, Simfer will be able to export its ore using WCS's barge port.
The Rio Tinto Board has approved the project, subject to the remaining conditions being met, including joint venture partner approvals and regulatory approvals[7] from China and Guinea.

Aluminium
Investment to expand the low-carbon AP60 aluminium smelter at the Complexe Jonquière in Quebec. The investment includes up to $113 million of financial support from the Quebec government.	$1.1bn
Approved in June 2023, the investment will add 96 AP60 pots, representing
160,000 tonnes of primary aluminium per year, replacing the Arvida smelter which is set to gradually close from 2024. We continued early works for the expansion of the AP60 smelter. Commissioning is expected in the first half of 2026, with the smelter fully ramped up by the end of that year. Once completed, it is expected to be in the first quartile of the industry operating cost curve.

Copper
Phase two of the south wall pushback to extend mine life at Kennecott in Utah by a further six years.	$1.8bn
Approved in December 2019, the investment will further extend strip waste rock mining and support additional infrastructure development. This will allow mining to continue into a new area of the orebody between 2026 and 2032. In March
2023, a further $0.3 billion was approved to primarily mitigate the risk of failure in an area of geotechnical instability known as Revere, necessary to both protect open pit value and enable underground development.

Investment in the Kennecott underground development of the North Rim Skarn (NRS) area.	$0.5bn
Approved in June 2023, production from NRS[8] will commence in the first quarter of 2025 (previously 2024) and is expected to ramp up over two years, to deliver around 250,000 tonnes of additional mined copper over the next 10 years[9]
alongside open cut operations.

Development of the Oyu Tolgoi underground copper-gold
mine in Mongolia (Rio Tinto 66%), which is expected to
produce (from the open pit and underground) an average of
~500,000 tonnes[10] of copper per year from 2028 to 2036.
$7.06bn
We delivered first sustainable underground production from Panel 0 in March 2023.
The commissioning of infrastructure for ramp-up to full capacity remains on target: we expect shafts 3 and 4 and the conveyor to surface in the second half of
2024, while the concentrator conversion is expected to be progressively completed from the fourth quarter of 2024 through to the second quarter of 2025.
Construction of primary crusher 2 commenced in December 2023 and is due to be complete by the end of 2025.

1.Rio Tinto share of the Western Range capital cost includes 100% of funding costs for Paraburdoo plant upgrades.
2.WCS is currently a consortium of Singaporean company, Winning International Group (50%), Weiqiao Aluminium (part of the China Hongqiao Group) (50%) and United Mining Supply Group
(nominal shareholding). WCS is the holder of Simandou North Blocks 1 & 2 (with the Government of Guinea holding a 15% interest in the mining vehicle and WCS holding 85%) and associated infrastructure. Baowu Resources has entered into an agreement to acquire a 49% share of WCS mine and infrastructure projects through a Baowu-led consortium, subject to conditions including regulatory approvals. In the case of the mine, Baowu has an option to increase to 51% during operations.
3.WCS holds the mining concession for Blocks 1 and 2, while Simfer SA holds the mining concession for blocks 3 and 4. Simfer and WCS will independently develop their mines.
4.Estimated numbers, subject to approval by the Simfer board and government authorities. Spend incurred on the project in 2023 was $0.9 billion of which $539 million was charged to the Income
Statement and $330 million was capitalised ($266 million on a cash basis). All qualifying costs are being capitalised from the fourth quarter of 2023.
5.Simfer Jersey Limited is a joint venture between the Rio Tinto Group (53%) and Chalco Iron Ore Holdings Ltd (CIOH) (47%),a Chinalco-led joint venture of leading Chinese SOEs (Chinalco
(75%), Baowu (20%), China Rail Construction Corporation (2.5%) and China Harbour Engineering Company (2.5%)). Simfer S.A. is the holder of the mining concession covering Simandou
Blocks 3 & 4, and is owned by the Guinean State (15%) and Simfer Jersey Limited (85%). Simfer Infraco Guinée S.A.U. will deliver Simfer’s scope of the co-developed rail and port infrastructure, and is, on the date of this notice, a wholly-owned subsidiary of Simfer Jersey Limited, but will be co-owned by the Guinean State (15%) after closing of the co-development arrangements.
6.The estimated annualised capacity of approximately 60 million dry tonnes per annum iron ore for the Simandou life of mine schedule was previously reported in a release to the Australian
Securities Exchange (ASX) dated 6 December 2023 titled “Investor Seminar 2023”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed.
7.Co-development of the rail and port infrastructure remains subject to a number of conditions, including regulatory approvals in Guinea and China, the entry into a number of legal agreements, ratification of the investment framework for co-development by the Republic of Guinea, and agreement between Simfer, WCS and the Republic of Guinea regarding the budget for the rail and port infrastructure.
8.The NRS Mineral Resources and Ore Reserves, together with the Lower Commercial Skarn (LCS) Mineral Resources and Ore Reserves, form the Underground Skarns Mineral Resources and
Ore Reserves.
9.The 250 thousand tonne copper production target for the Kennecott underground mines over the years 2023 to 2033 was previously reported in a release to the Australian Securities Exchange
(ASX) dated 20 June 2023 "Rio Tinto invests to strengthen copper supply in US”. All material assumptions underpinning that production target continue to apply and have not materially changed.
10.The 500 thousand tonne per year copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the Australian Securities Exchange (ASX) dated 11 July 2023 “Investor site visit to Oyu Tolgoi copper mine, Mongolia”. All material assumptions underpinning that production target continue to apply and have not materially changed.

30	Annual Report on Form 20-F 2023 | riotinto.com
Future options

Status
Iron Ore: Pilbara brownfields
Over the medium term, our Pilbara system capacity remains between 345 and 360 million tonnes per year. Meeting this range, and the planned product mix, will require the approval and delivery of the next tranche of replacement mines over the next five years.

In addition to Western Range (Greater Paraburdoo), which is under construction, we continue to progress studies for Hope Downs 1 (Hope Downs 2 and Bedded Hilltop),
Brockman 4 (Brockman Syncline 1), Greater Nammuldi and West Angelas. We
continue to work closely with local communities, Traditional Owners and governments to progress approvals for these new mining projects.

Iron Ore: Rhodes Ridge
In October 2022, Rio Tinto (50%) and Wright Prospecting Pty Ltd (50%)
agreed to modernise the joint venture covering the Rhodes Ridge project in the Eastern Pilbara, providing a pathway for development utilising Rio
Tinto’s rail, port and power infrastructure.

A resource-drilling program is currently underway to support future project studies. In
December 2023, we announced approval of a $77 million pre-feasibility study (PFS).
This follows completion of an Order of Magnitude study that considered development of an operation with initial capacity of up to 40 million tonnes per year, subject to relevant approvals. Completion of the PFS is expected by the end of 2025 and will be followed by a feasibility study, with first ore expected by the end of the decade. Longer term, the resource could support a world-class mining hub with a potential capacity of more than 100 million tonnes of high-quality iron ore a year.

Lithium: Jadar
Development of the greenfield Jadar lithium-borates project in Serbia will include an underground mine with associated infrastructure and equipment, including electric haul trucks, as well as a beneficiation chemical processing plant.

The Board committed funding in July 2021, subject to receiving all relevant approvals, permits and licences. We are focused on consultation with all stakeholders to explore all options following the Government of Serbia's cancellation of the Spatial Plan in
January 2022.

Lithium: Rincon
We completed the acquisition of the Rincon Lithium project in Salta province, Argentina in March 2022. Development of a 3,000 tonne per year battery-grade lithium carbonate starter plant is ongoing with first saleable production expected at the end of 2024.
Studies are continuing on the full-scale plant, which will have benefits of economies of scale, with the capital intensity, based on current stage of studies, forecast to be in line with regional lithium industry benchmarks.

In July 2022, we approved $140 million of investment and $54 million for early works to support a full-scale operation. To date, the majority of costs have been expensed through exploration and evaluation expenditure. In July 2023, we approved a further
$195 million to complete the starter plant: the increase was driven by the project now being fully defined (previously conceptual), scope adjustments to design (including column performance improvements and changes to waste and spent brine disposal facilities), rising capital costs across the lithium industry, particularly for processing equipment and from broad cost escalation in Argentina.

Mineral Sands: Zulti South
Development of the Zulti South project at Richards Bay Minerals (RBM) in South Africa (Rio Tinto 74%).	Approved in April 2019 to underpin RBM’s supply of zircon and ilmenite over the life of the mine. The project remains on full suspension.
Copper: Resolution
The Resolution Copper project is a proposed underground copper mine in the Copper Triangle, in Arizona, US (Rio Tinto 55%). It has the potential to supply up to 25% of US copper demand.
The United States Forest Service (USFS) continued work to progress the Final
Environmental Impact Statement and complete actions necessary for the land exchange. We continued to advance partnership discussions with several federally-
recognised Native American Tribes who are part of the formal consultation process. We are also monitoring the Apache Stronghold versus USFS case held in the US Ninth
Circuit Court of Appeals. While there is significant local support for the project, we respect the views of groups who oppose it and will continue our efforts to address and mitigate these concerns.

Copper: Winu
In late 2017, we discovered copper-gold mineralisation at the Winu project in the Paterson Province in Western Australia. In 2021, we reported our first Indicated Mineral Resource. The pathway remains subject to regulatory and other required approvals.
In parallel, we continue to explore options aimed at enhancing project value, including further optimisation of the current pathway and alternative development models and partnerships.

In 2023, Project Planning Agreements were executed with the Nyangumarta and Martu groups, the Traditional Owners of the land on which the proposed Winu mine and airstrip will be located. Study activities, drilling and fieldwork progressed sufficiently to commence Winu’s formal Western Australian Environmental Protection Authority approval process. The environmental approval deliverables and Project Agreement negotiations with both Traditional Owner groups remain the priority.

Copper: La Granja
In August 2023, we completed a transaction to form a joint venture with
First Quantum Minerals that will work to unlock the development of the La
Granja project in Peru, one of the largest undeveloped copper deposits in the world, with potential to be a large, long-life operation.

First Quantum Minerals acquired a 55% stake in the project for $105 million and will invest up to a further $546 million into the joint venture to sole fund capital and operational costs to take the project through a feasibility study and toward development. All subsequent expenditures will be applied on a pro-rata basis in line with shared ownership.

Aluminium: ELYSIS
ELYSIS, our joint venture with Alcoa, supported by Apple, the Government of Canada and the Government of Quebec, is developing a breakthrough inert anode technology that eliminates all direct greenhouse gases from the aluminium smelting process.
ELYSIS has started commissioning activities following completion of the construction of the first commercial-scale prototype cells. ELYSIS expects to start the first 450kA cell in 2024.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	31

Iron Ore
We are one of the world’s leading producers of iron ore, the primary raw material in steelmaking. In the Pilbara region of
Western Australia, we operate a network of 17 iron ore mines, four port terminals and a rail network spanning 1,900 kilometres. Steel remains essential for ongoing urbanisation and will support the global shift to decarbonise.

Snapshot of the year
	0.61 AIFR (2022: 0.68)	69% Pilbara underlying FOB EBITDA margin (2022: 68%)	$20.0bn Underlying EBITDA (2022: $18.6bn)	$32.2bn Segmental revenue (2022: $30.9bn)
	$2.6bn Capital expenditure (2022: $2.9bn)	$14.0bn Net cash generated from operating activities (2022: $14.0bn)	3.2Mt Scope 1 and 2 GHG emissions (equity Mt CO2e) (2022: 3.1Mt)	16,000 Employee numbers[1] (2022: 15,000)
Safety
The number of potentially fatal incidents (PFIs)
in Iron Ore decreased 48% to 13 with falling
objects and vehicle collisions/rollovers
accounting for the majority of these incidents.
Our all-injury frequency rate (AIFR) decreased
10% to 0.61, compared to 0.68 in 2022.
These improvements are the result of
consistently using the safety maturity model
(SMM) for the past four years across our
operations. SMM encourages best practices
across our business in leadership, team
engagement and learning to improve our
safety culture. We also re-engaged our
workforce on critical risk management (CRM),
a safety program that makes sure frontline
workers are focused on the critical safety risks
in their work.
We continued our journey to mature our
workplace safety culture and create an
environment where our people are both
physically and psychologically healthy and
safe. We completed the first year in our five-
year Mentally Healthy Iron Ore Strategy, with a
focus on building capability in our leaders to
manage psychosocial risks in the workplace.
Our focus remains on creating a safe,
respectful and inclusive workplace where our
people can bring their whole selves to work.

For more information about our global health and safety initiatives see pages 71-72.
In April 2023 the Radiological Council, an
independent statutory authority, found Rio
Tinto did not breach the Radiation Safety Act
in relation to the loss of a radioactive capsule
while in transit from our Gudai-Darri mine site.
We also conducted a thorough review and
identified opportunities to further improve the
selection of radiation gauges, and how the
items are packaged and transported.
Market Insights
Iron ore market fundamentals were well-
supported in 2023. Steelmakers in China
maintained elevated operating rates as
domestic demand rose 1.5% year-on-year.
Infrastructure and other government-backed
construction surpassed residential property as
the largest steel consuming sectors, while
manufacturing continued to contribute
substantial volumes of demand.
A 47% increase in net steel exports further
supported China’s crude steel production which
exceeded one billion tonnes for the fourth
consecutive year. China’s steel exports also
resulted in higher contestable iron ore demand
globally since they in part displaced steel,
which would have been produced in other
regions using captive iron ore or higher scrap
rates. This resulted in a 6.6% year-on-year
increase in China’s iron ore imports, reaching
a record 1.18 billion tonnes, which helped
absorb the 5% year-on-year increase in
seaborne supply (to 1.5 billion tonnes). At the
same time, China’s port inventories declined
to a three-year low.
Enabling the low-carbon transition
In 2023, our Iron Ore business’s absolute
greenhouse gas (GHG) emissions were
3.2Mt CO2e (on an equity basis), an increase
of 0.57Mt CO2e compared to the 2018
emissions baseline (2.64Mt CO2e). This was
driven by an increase in production.
Approximately one-quarter of Iron Ore emissions
are from the gas used to generate power. To reduce
our reliance on gas we are progressing
development of 600 to 700MW of renewable energy
capacity and preparing for early fleet electrification
from 2030. We continue to progress the potential
development of a Pilbara coastal solar farm and are
partnering with the Yindjibarndi Energy Corporation
to explore opportunities to collaborate on renewable
energy projects.

For more information about our decarbonisation efforts in the Iron Ore product group, see our 2023 Climate Change Report at riotinto.com/ climatereport.

From customer to
strategic partner
In 2023, we extended a key climate
partnership with our largest customer,
China Baowu, to accelerate efforts
to decarbonise the steel value chain
and reduce our Scope 3 emissions.
This is the result of a coordinated
approach across our sales, marketing,
and research and development teams
based on decades of deep relationship
building with the world’s biggest
steelmaker, who is also a joint venture
partner in the Western Range and
Simandou projects.

For more information see riotinto.com/baowu.

1.This represents the average number of employees for the year, including the Group's share of non-managed operations and joint ventures. Refer to page 215 for more information.

32	Annual Report on Form 20-F 2023 | riotinto.com
Iron Ore

Year ended 31 December	2023	2022	Change
Pilbara production (million tonnes — 100%)	331.5	324.1	2%
Pilbara shipments (million tonnes — 100%)	331.8	321.6	3%
Salt production (million tonnes — Rio Tinto share)¹	6.0	5.8	4%
Segmental revenue (US$ millions)	32,249	30,906	4%
Average realised price (US$ per dry metric tonne, FOB basis)	108.4	106.1	2%
Underlying EBITDA (US$ millions)	19,974	18,612	7%
Pilbara underlying FOB EBITDA margin²	69%	68%
Underlying earnings (US$ millions)³	11,882	11,213	6%
Net cash generated from operating activities (US$ millions)	14,045	14,005	–%
Capital expenditure (US$ millions)⁴	(2,588)	(2,940)	(12%)
Free cash flow (US$ millions)	11,374	11,033	3%
Underlying return on capital employed³, ⁵	64%	61%
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result in the year on year change.
1.Dampier Salt is reported within Iron Ore, reflecting management responsibility. Iron Ore Company of Canada continues to be reported within Minerals. The Simandou iron ore project in Guinea reports to the Chief Technical Officer and is reported outside the Reportable segments.
2.The Pilbara underlying free on board (FOB) EBITDA margin is defined as Pilbara underlying EBITDA divided by Pilbara segmental revenue, excluding freight revenue.
3.Comparative information has been restated to reflect the adoption of narrow scope amendments to IAS12 'Income Taxes'.
4.Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment; capitalised evaluation costs; and purchases less sales of other intangible assets.
5.Underlying return on capital employed (ROCE) is defined as underlying earnings excluding net interest divided by average capital employed.
Financial performance
Underlying EBITDA of $20.0 billion was 7%
higher than 2022, with a 2% improvement in
realised prices ($0.8 billion) and higher
volumes, following the ramp-up of Gudai-Darri.
Unit costs of $21.5 per tonne were $0.2 per
tonne lower than 2022. Cost escalation from
inflation was offset by a weaker Australian
dollar and gains on derivative contracts.
Higher iron ore volumes offset a higher mine
work index and mine maintenance costs.
Our Pilbara operations delivered an underlying
FOB EBITDA margin of 69%, compared with
68% in 2022, largely due to the iron ore price.
We price the majority of our iron ore sales
(79%) by reference to the average index price
for the month of shipment. In 2023, we priced
approximately 10% of sales with reference to
the prior quarter’s average index lagged by
one month with the remainder sold either on
current quarter average, on the spot market or
other mechanisms. We made approximately
74% of sales including freight and 26% on an
FOB basis.
We achieved an average iron ore price
of $99.7 per wet metric tonne on an FOB basis
(2022: $97.6 per wet metric tonne) across our
product suite. This equates to $108.4 per dry
metric tonne, assuming 8% moisture (2022:
$106.1 per dry metric tonne), which compares
with the monthly average Platts index for 62%
iron fines converted to an FOB basis of $110.3
per dry metric tonne (2022: $109.8 per dry
metric tonne). The 2% lower realised price
compared to the Platts index was mainly due
to the lower average grades of our portfolio
compared to the 62% index.
Segmental revenue for our Pilbara operations
included freight revenue of $2.1 billion (2022:
$2.2 billion).
Net cash generated from operating activities
of $14.0 billion was on a par with 2022.
Benefits from higher realised prices and higher
volumes offset a build in working capital to
ensure healthy stocks across the system and
an increased receivables balance due to
strong iron ore prices at year end. Free cash
flow of $11.4 billion was $0.3 billion higher
than 2022, mostly driven by a $0.4 billion
reduction in capital expenditure to $2.6 billion
due to lower spend on replacement capital.
Review of operations
Pilbara operations produced 331.5 million
tonnes (100% basis) of iron ore, 2% higher
than 2022. Shipments, on a 100% basis, were
3% higher (+10 million tonnes) than in 2022,
making 2023 the second highest shipment
year on record. Improved system performance
supported by a 5 million tonne uplift from
implementation of the Safe Production
System, and ramp-up of Gudai-Darri to its 43
million tonne nameplate capacity, offset mine
depletion. SP10 volumes accounted for 47.5
million tonnes of 2023 shipments (or 14%).
We continue to see strong demand for our
portside product in China, with sales totalling
23.3 million tonnes in 2023 (2022: 24.3 million
tonnes). At the end of 2023, inventory levels
were 6.4 million tonnes, including 3.9 million
tonnes of Pilbara product. In 2023,
approximately 86% of our portside sales were
either screened or blended in Chinese ports.
In January 2024, Dampier Salt Limited entered
into a sales agreement for the Lake MacLeod
salt and gypsum operation in Carnarvon,
Western Australia with privately-owned salt
company Leichhardt Industrials Group for
$251 million (A$375 million). Completion of the
sale is subject to certain commercial and
regulatory conditions being satisfied. The
transaction is subject to capital gains tax.

For more information about our capital projects and future growth options, see pages 30-31.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	33

Aluminium
As a global leader in low-carbon aluminium, we are
uniquely positioned to further decarbonise our business
and support the world’s transition towards a lower-carbon
footprint. A critical material – lightweight and highly
recyclable – aluminium is found in diverse products
ranging from solar panels and transmission lines to
jet engines, electric vehicles and smartphones.

Snapshot of the year
	0.33 AIFR (2022: 0.35)	21% Underlying EBITDA margin (integrated operations) (2022: 29%)	$2.3bn Underlying EBITDA (2022: $3.7bn)	$12.3bn Segmental revenue (2022: $14.1bn)
	$1.3bn Capital expenditure (2022: $1.4bn)	$2.0bn Net cash generated from operating activities (2022: $3.1bn)	24.2Mt Scope 1 and 2 GHG emissions (equity Mt CO2e) (2022: 23.3Mt)	15,000 Employee numbers[1] (2022: 15,000)
Safety
In 2023, we continued to focus on building
resilience within our safety systems and
processes. We implemented actions to
improve our safety culture for our employees
and our contractors, by identifying areas of
organisational improvement, strengthening our
control environment, and leveraging our safety
maturity model to analyse and address the
root causes of all our potentially fatal incidents
(PFIs).
The improvement in our safety maturity
translated into a decrease of almost 6% in our
all-injury frequency rate (AIFR) from 0.35 in
2022 to 0.33 in 2023. Increased incident
identification and proactive PFI2 reporting
have been key elements in enhancing our
safety culture. However, despite this
improvement, five workers were injured in PFI
incidents in 2023; three of these injuries
occurred in vehicle-related incidents. We
continue to progress our program to reduce
vehicle-pedestrian risks, focusing on fatigue
and work scheduling as primary factors
contributing to this trend. Ongoing work will be
needed in 2024 to help re-emphasise the
importance of working together to build and
sustain a strong safety culture.

For more information about our global health and safety initiatives, see pages 71-72.
Market Insights
Aluminium prices came under pressure in
2023, mainly driven by weaker demand
outside of China. This impact on operating
margins was partly offset by lower operating
costs. Supply was volatile, with hydropower-
integrated smelters in China only able to fully
resume production in the third quarter
following low precipitation in the first half, yet
production was curtailed once again in the
fourth quarter due to the oncoming dry
season. Global demand was similarly uneven
through the year.
While China’s electric vehicle and solar panel
manufacturers significantly increased their
consumption, the US, Europe and Japan
recorded historically low levels of aluminium
semi-fabricated orders and shipments.
Primary aluminium inventory remained
low in China due to strong demand and
seasonal disruptions to domestic production,
which required high levels of aluminium
primary imports, mainly from Russia.
Meanwhile, aluminium inventories
outside the Chinese market remain
below average historical levels.
Enabling the low-carbon transition
In 2023, our Aluminium business’s absolute
greenhouse gas emissions (24.2Mt CO2e)
were 1.4% lower than the 2018 equity
baseline (24.5Mt CO2e). This reduction
includes improvements in processing
efficiency, increased use of hydroelectric
boilers in refining instead of natural gas
boilers, and reduced aluminium production at
the Kitimat smelter. Following a strike in 2021,
the Kitimat smelter resumed its operations and
reached full operating capacity in September
2023.
The 2023 emissions intensity of our
managed Canadian smelters, powered by
hydroelectricity, was 2.28Mt CO2e per tonne of
aluminium. Our Vaudreuil alumina refinery
continues to have one of the lowest carbon
footprints of any metallurgical alumina refinery
in the world today.

For more information about our decarbonisation efforts in the Aluminium product group, see our 2023 Climate Change Report at riotinto.com/ climatereport.
1.This represents the average number of employees for the year, including the Group's share of non-managed operations and joint ventures. Refer to page 215 for more information.
2.A proactive PFI is one where there was neither injury nor property damage.  Proactive PFIs are leading indicators of safety performance and offer the opportunity to learn from near miss incidents.
They reflect a psychologically safe culture.

34	Annual Report on Form 20-F 2023 | riotinto.com
Aluminium

Year ended 31 December	2023	2022	Change
Bauxite production ('000 tonnes — Rio Tinto share)	54,619	54,618	—%
Alumina production ('000 tonnes — Rio Tinto share)	7,537	7,544	—%
Aluminium production ('000 tonnes — Rio Tinto share)	3,272	3,009	9%
Segmental revenue (US$ millions)	12,285	14,109	(13%)
Average realised aluminium price (US$ per tonne)	2,738	3,330	(18%)
Underlying EBITDA (US$ millions)	2,282	3,672	(38%)
Underlying EBITDA margin (integrated operations)	21%	29%
Underlying earnings (US$ millions)¹	538	1,504	(64%)
Net cash generated from operating activities (US$ millions)	1,980	3,055	(35%)
Capital expenditure — excluding EAUs (US$ millions)²	(1,331)	(1,377)	(3%)
Free cash flow (US$ millions)	619	1,652	(63%)
Underlying return on capital employed¹, ³	3%	10%
1.Comparative information has been restated to reflect the adoption of narrow scope amendments to IAS12 'Income Taxes'.
2.Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment; capitalised evaluation costs; and purchases less sales of other intangible assets. It excludes equity accounted units (EAUs).
3.Underlying return on capital employed (ROCE) is defined as underlying earnings excluding net interest divided by average capital employed.
Financial performance
Although global primary aluminium demand
rose by ~1% in 2023, falling costs and an
increase in global supply led to a 17%
reduction in the LME price and lower market
and product premiums. Market-related costs
for key materials such as caustic, coke and
pitch moderated with some of this benefitting
underlying EBITDA in the second half.
Operating costs particularly in our mines and
refineries increased year on year with a focus
on improved operational stability and asset
health. Overall there was significant margin
compression for our Aluminium business with
a 38% decrease in underlying EBITDA to $2.3
billion. Underlying EBITDA margin fell eight
percentage points to 21%.
We achieved an average realised aluminium
price of $2,738 per tonne, 18% lower than
2022.
Average realised aluminium prices comprise
the LME price, a market premium and a value-
added product (VAP) premium. The cash LME
price averaged $2,250 per tonne, 17% lower
than 2022, while in our key US market, the
Midwest premium duty paid, which is 57% of
our total volumes (2022: 57%), decreased by
22% to $512 per tonne (2022: $655 per
tonne). Our VAP sales represented 46% of the
primary metal we sold (2022: 50%) and
generated product premiums averaging $354
per tonne of VAP sold (2022: $431 per tonne).
Our conversion of underlying EBITDA to cash
remained relatively strong, with net cash
generated from operating activities of $2.0
billion. Free cash flow of $0.6 billion reflected
investment in the business of $1.3 billion.
Review of operations
Bauxite production of 54.6 million tonnes was
unchanged from 2022. Operations saw a
continued improvement in the fourth quarter,
following the challenges of higher-than-
average rainfall at Weipa in the first quarter
and equipment downtime at both Weipa and
Gove in the first half.
We shipped 37.3 million tonnes of bauxite to
third parties, 2% lower than 2022. Segmental
revenue for bauxite was also unchanged at
$2.4 billion. This includes freight revenue of
$0.5 billion (2022: $0.6 billion).
Alumina production of 7.5 million tonnes was
unchanged from 2022, with the Yarwun and
Queensland Alumina Limited (QAL) refineries
showing improved operational stability.
For the 2023 calendar year, as the result of
QAL's activation of a step-in process following
sanction measures enacted by the Australian
Government in 2022, we continued to take on
100% of capacity for as long as the step-in
continues. We have used Rusal’s 20% share
of capacity under the tolling arrangement with
QAL. This additional output is excluded from
our production results as QAL remains 80%
owned by Rio Tinto and 20% owned by Rusal.
On 1 February 2024, the Federal Court of
Australia rendered its decision in the litigation
initiated by Rusal against Rio Tinto and QAL,
dismissing Rusal’s case. Rio Tinto and QAL
are working to understand the impacts of the
decision.
Aluminium production of 3.3 million tonnes
was 9% higher than 2022, after we returned to
full capacity at the Kitimat smelter and
completed cell recovery efforts at Boyne
during the third quarter. All other smelters
continued to demonstrate stable performance.

For more information about our capital projects and future growth options, see pages 30-31.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	35

Copper

Copper is essential to creating a sustainable, low-carbon world.
Rapid electrification across all aspects of daily life is set to drive long-term demand for copper. With assets spanning the globe
and an evolving suite of technologies to enable low-carbon
production, we are accelerating growth and decarbonisation by producing the materials that enable a cleaner future.

Snapshot of the year
	0 . X X A I F R ( 2 0 2 2 : 0 . 2 2 )	0.35 AIFR (2022: 0.22)	42% Underlying EBITDA margin (product group operations) (2022: 49%)	$1.9bn Underlying EBITDA (2022: $2.6bn)[1]	$6.7bn Segmental revenue (2022: $6.7bn)
	$ X . X b n C a p i t a l e x p e n d i t u r e ( 2 0 2 2 : $ 1 . 6 b n )	$2.0bn Capital expenditure (2022: $1.6bn)	$0.5bn Net cash generated from operating activities (2022: $1.5bn)[1]	1.0Mt Scope 1 and 2 GHG emissions (equity Mt CO2e) (2022: 1.7Mt)	8,000 Employee numbers[2] (2022: 8,000)
Safety
We experienced an increase in the number of
injuries and Potentially Fatal Incidents (PFIs)
across our copper assets. There were 22 PFIs
in 2023 compared to 18 in the previous year.
We had an overall all-injury frequency rate
(AIFR) of 0.35 compared to 0.22 in 2022, an
increase of 59%, with an employee AIFR of
0.31 and a contractor AIFR of 0.38.
Unfortunately, in 2023, we also experienced
two permanent damage injuries at our
Simandou project and Kennecott Underground
project, and a Process Safety Tier I event at
our Kennecott smelter. Extensive action plans
are being executed to ensure our people and
their safety remains at the centre of everything
we do, and through our critical risk
management we are focusing on fatality
prevention across our sites. Underpinning our
strategy, we continue our journey to embed
our enhanced safety maturity model to help us
improve and sustain exceptional safety
performance. Copper assets continue to focus
on understanding and reducing their most
significant health risks exposures, including
heat stress, diesel particulate matter and SO2
exposure through the Kennecott smelter
rebuild. First line assurance for catastrophic
risk prevention is well embedded at Oyu Tolgoi
and is beginning to develop at our other
assets. This will provide greater certainty on
our risk control effectiveness for major hazard
and process safety risks going forward.

For more information about our global health and safety initiatives, see pages 71-72.
Market Insights
London Metal Exchange copper prices were
supported by expectations that China’s
demand would recover substantially as
COVID-19 restrictions were lifted at the
beginning of 2023. Disruptions to mine supply
in major mining countries further tightened
market fundamentals in the first quarter,
before loosening later in the year with the
commissioning of new mining projects in
South America and Africa.
Concerns about the US and China’s economic
growth towards the middle of the year
undermined sentiment. That was followed by a
stabilisation in China after pro-growth
measures were stepped up in the third quarter.
Overall, China’s demand was resilient, lending
support to copper prices together with
inflationary pressure, although price gains
were capped by US dollar appreciation. In the
final months of 2023, there were several
disruptions to mine supply in Latin America
that resulted in a notably tighter copper
concentrates market.
Enabling the low-carbon transition
In 2023, our Copper business’s absolute
greenhouse gas emissions (1.0Mt CO2e) were
65.5% lower than the 2018 equity baseline
(3.04Mt CO2e). The decrease in emissions
was mainly driven by decarbonising power
and commercial transactions in renewable
energy. Rio Tinto Kennecott is fully
transitioning to renewable diesel after a
successful seven month trial. Kennecott’s fleet
of 90 haul trucks and all heavy machinery will
begin to transition to renewable diesel in the
first quarter of 2024, along with consumption
from the concentrator, smelter, and refinery.
The transition will reduce Kennecott’s carbon
emissions by approximately 495,000 tonnes of
CO2 equivalent per annum, comparable to
eliminating the annual emissions of more than
107,000 cars3.
NutonTM, our bioleaching technology venture,
has the potential to deliver game changing
ESG performance. Compared to conventional
concentrating and smelting and based on our
comparative environmental benchmark study
with the University of Technology, Sydney,
NutonTM is projected to have a carbon intensity
up to 60% lower than a global average of 5.2
tonnes per tonne of copper. Combined with
opportunities for renewable energy that can
further reduce emissions from NutonTM, we’re
excited about the incredible outcome NutonTM
could bring.

For more information about our decarbonisation efforts in the Copper product group, see our 2023 Climate Change Report at riotinto.com/ climatereport.
1.2022 has been adjusted to reflect a change in management responsibility for the Simandou iron ore project from Copper to the Chief Technical Officer. As a result, we have moved Simandou outside of reportable segments and accordingly adjusted prior period comparatives.
2.This represents the average number of employees for the year, including the Group's share of non-managed operations and joint ventures. Refer to page 215 for more information.
3.Comparison calculation used US EPA Greenhouse gas equivalencies calculator (https://www.epa.gov/energy/greenhouse-gas-equivalencies-calculator).

36	Annual Report on Form 20-F 2023 | riotinto.com
Copper

Year ended 31 December	2023	2022	Change
Mined copper production ('000 tonnes — consolidated basis)	620	607	2%
Refined copper production ('000 tonnes — Rio Tinto share)	175	209	(16%)
Segmental revenue (US$ millions)	6,678	6,699	–%
Average realised copper price (US cents per pound)¹	390	403	(3%)
Underlying EBITDA (US$ millions)	1,904	2,565	(26%)
Underlying EBITDA margin (product group operations)	42%	49%
Underlying earnings (US$ millions)	133	687	(81%)
Net cash generated from operating activities (US$ millions)²	545	1,523	(64%)
Capital expenditure — excluding EAUs³ (US$ millions)	(1,976)	(1,622)	22%
Free cash flow (US$ millions)	(1,438)	(116)
Underlying return on capital employed (product group operations)⁴	3%	6%
2022 has been restated following the transfer of the Simandou iron ore project to outside the Reporting segments, as it now reports to the Chief Technical Officer, and to reflect the adoption of narrow scope amendments to IAS12 'Income Taxes'.
1.Average realised price for all units sold. Realised price does not include the impact of the provisional pricing adjustments, which positively impacted revenues by $2 million (2022: $175 million negative).
2.Net cash generated from operating activities excludes the operating cash flows of equity accounted units (EAUs) but includes dividends from EAUs (Escondida).
3.Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment, capitalised evaluation costs and purchases less sales of other intangible assets. It excludes
EAUs.
4.Underlying return on capital employed (ROCE) is defined as underlying earnings (product group operations) excluding net interest divided by average capital employed.
5.Mine design and plans will be reviewed by regulatory bodies as part of the OTFS23 process.
6.The 500 thousand tonne per year copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the Australian Securities Exchange (ASX) dated 11 July 2023 “Investor site visit to Oyu Tolgoi copper mine, Mongolia”. All material assumptions underpinning that production target continue to apply and have not materially changed.
Financial performance
We delivered first sustainable production from
the underground mine at Oyu Tolgoi, where
we doubled our interest to 66% following the
acquisition of Turquoise Hill Resources at the
end of 2022. However, lower refined copper
volumes and higher unit costs, primarily driven
by the planned smelter and refinery rebuild at
Kennecott, in addition to higher energy prices
and an increase in exploration and evaluation
expenditure, led to underlying EBITDA being
down 26% to $1.9 billion. Underlying EBITDA
margin remained relatively strong at 42%.
Our copper unit costs, at 195 cents per pound,
increased by 32 cents, or 20%, as a result of
the lower shipment volumes of refined copper
following the planned rebuild at Kennecott and
higher input costs.
We generated $0.5 billion in net cash from
operating activities, a 64% decrease on 2022,
from the same drivers as underlying EBITDA,
together with $0.3 billion lower dividends from
Escondida.
Negative free cash flow of $1.4 billion reflected
the above movements and significant
investment of $2.0 billion in sustaining capital
and our growth projects. This mainly related to
the ongoing development of the Oyu Tolgoi
underground, the projects at Kennecott and
evaluation costs at Resolution and Winu.
Review of operations
Mined copper production, at 620 thousand
tonnes, was 2% higher than 2022, reflecting
first sustainable production from Oyu Tolgoi
underground in the first quarter. This offset
challenges at Kennecott following a conveyor
failure in March, with the concentrator not
returning to full capacity until the third quarter.
Our share of mined copper production from
Escondida was flat at 300 thousand tonnes.
Refined copper production decreased by 16%
to 175 thousand tonnes as we undertook the
largest rebuild of the smelter and refinery in
Kennecott’s history across the second and
third quarters. The smelter rebuild was
successfully completed in the fourth quarter of
2023 and the ramp-up is progressing.
Oyu Tolgoi underground project
During 2023, Rio Tinto, Oyu Tolgoi and the
Government of Mongolia continued to work
together towards the implementation of
Mongolian Parliamentary Resolution 103.
We continue to see strong performance from
the underground mine, with a total of 86
drawbells opened from Panel 0, including 67
drawbells in 2023.
By the end of 2023, shafts 3 and 4 sinking had
reached 923 metres and 1,013 metres below
ground level, respectively. Final depths
required for shafts 3 and 4 are 1,130 and
1,176 metres, respectively. Both shafts are
expected to be commissioned in the second
half of 2024.
Construction of the conveyor to surface works
continued to plan and was 88% complete at
the end of 2023. Commissioning remains on
track for the second half of 2024.
Construction of primary crusher 2 commenced
in December 2023 and is due to be complete
by the end of 2025.
Construction works for the concentrator
conversion remains on schedule.
Commissioning is expected to be
progressively completed from the fourth
quarter of 2024 through to the second quarter
of 2025. Technical studies for mine design and
schedule optimisation for Panels 1 and 2 were
completed during the second quarter5. The
operation remains on track to ramp up to
deliver average mined copper production of
~500 thousand tonnes per year (100% basis)
between 2028 and 20366.

For more information about our capital projects and future growth options, see pages 30-31.

Nuevo Cobre exploration joint
venture agreement
We have entered into a joint venture with
Corporación Nacional del Cobre de Chile
(Codelco) following the acquisition of
PanAmerican Silver’s 57.74% stake in
Agua de la Falda S.A. The new joint
venture, known as Nuevo Cobre (New
Copper), will allow us to explore and
potentially develop Nuevo Cobre’s assets
in partnership with Codelco in Chile’s
prospective Atacama region.
Chile has the largest copper reserves in
the world, and currently is the leading
copper producer. Chile is also a leader in
other critical minerals that the world
needs for the energy transition and to
achieve net zero carbon emissions.
The partnership builds on a collaboration
agreement with Codelco, which first
commenced in 2007, that encourages
best practices, innovation, and
technology to improve safety and
productivity in underground mining.

Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	37

Minerals

Our Minerals portfolio includes a global suite of businesses producing materials essential to a low-carbon future and projects well-positioned to meet the growing demand for electric vehicles.
We produce high-grade, low-impurity iron ore pellets and
concentrate, titanium dioxide, diamonds and borates from our operations in Canada, Madagascar, South Africa and the US.

Snapshot of the year
	0 . X X A I F R ( 2 0 2 2 : 0 . 3 8 )	0.24 AIFR (2022: 0.38)	30% Underlying EBITDA margin (product group operations) (2022: 40%)	$1.4bn Underlying EBITDA (2022: $2.4bn)	$5.9bn Segmental revenue (2022: $6.8bn)
	$ X . X b n C a p i t a l e x p e n d i t u r e ( 2 0 2 2 : $ 0 . 7 b n )	$0.7bn Capital expenditure (2022: $0.7bn)	$0.5bn Net cash generated from operating activities (2022: $1.5bn)	3.7Mt Scope 1 and 2 GHG emissions (equity Mt CO2e) (2022: 4.0Mt)	10,000 Employee numbers[1] (2022: 9,500)
Safety
While we recorded zero fatalities at managed
operations in 2023, tragically four colleagues
died in a plane crash while travelling to our
Diavik diamond mine in January 2024.
We are working closely with the authorities
to support their efforts to understand the
full facts of what happened.
Unfortunately, in 2023, we also experienced a
permanent damage injury at our Diavik mine.
The number of potentially fatal incidents (PFIs)
increased to 27, with vehicle collision and
rollover, contact with electricity and lifting
operations accounting for the highest number
of PFIs. Two of these PFIs were also
significant process safety incidents at our
RTIT Quebec Operations site in Sorel-Tracy,
which did not result in injuries. We have
heightened our focus on managing these risks
and have implemented measures in response
to the investigation.
Our all-injury frequency rate (AIFR) decreased
to 0.24, compared to 0.38 in 2022, as we
recorded fewer employee and contractor
injuries. The rate of injuries in our contractor
workforce reduced significantly, going from
0.42 in 2022 to 0.20 in 2023.
In 2024, we will continue our journey of
improvement, enabled by the safety maturity
model. Additionally, we will intensify our focus
on health, environment, and security to
achieve our objectives of creating a safe and
productive workplace for our employees and
contractor partners.

For more information about our global health and safety initiatives, see pages 71-72.
Market Insights
The titanium dioxide (TiO2) market saw a
downturn in demand in developed regions,
although there was a small improvement
towards the fourth quarter. Elevated feedstock
inventory also hampered TiO2 purchases,
leading to production cuts by major producers.
Borates prices also came under pressure as
weak construction markets globally impacted
underlying demand. Higher supply from
leading producers accumulated into inventory
as downstream demand underperformed.
The demand for IOC pellets in the European,
Japanese, and Korean markets was stable in
2023 despite weaker steel production amid
inflationary pressures. Following tentative
signs of stabilisation in the European steel
market in the middle of the year, pellet
demand and premiums came under downward
pressure by the end of the third quarter, and
headwinds in the Atlantic Basin persisted
through to the end of the year. Nevertheless,
the demand for Direct Reduction pellets
remained resilient in the Middle East and
North Africa on the back of firm steel
production in that region.
Downward pressure on lithium carbonate
prices emanated from the deceleration in
electric vehicle (EV) output growth and
inventory accumulation along the supply
chain. Supply from non-traditional regions
(Africa) entered the market, incentivised by
two years of elevated prices. Longer term,
lithium market fundamentals remain strong as
EV adoption continues to accelerate on
supportive government policies and supply
shortfalls requiring further investment.
Enabling the low-carbon transition
In 2023, our Minerals product group’s absolute
greenhouse gas (GHG) emissions were 3.7Mt
CO2e, a 6.7% decrease from 2022 levels and
0.1% lower than the 2018 equity baseline
(3.7Mt CO2e). We started the BlueSmeltingTM
demonstration plant at our RTIT Quebec
Operations, a new ilmenite smelting
technology that, if fully implemented, has the
potential to reduce the site’s overall GHG
emissions by up to 70%.
We announced we would build the largest
solar power plant across Canada’s territories
at Diavik Diamond Mine, featuring over 6,600
solar panels. It is expected to be fully
operational in the first half of 2024. In Boron,
California, we became the first open pit mine
in the world to fully transition our heavy
machinery from fossil to renewable diesel,
which brings an anticipated CO2e reduction of
up to 45,000 tonnes per year. At QIT
Madagascar Minerals, we commissioned the
8MW solar plant and 8.25 MWh lithium-ion
battery energy storage system, and we started
the construction of the 16MW wind project,
scheduled for completion by 2025.
We have also opened a new battery
manufacturing and testing research laboratory
within our Bundoora Technical Development
Centre in Melbourne, Australia, to test how our
minerals and other products will perform in
real-world applications, such as in EV
batteries.

For more information about our decarbonisation efforts in the Minerals product group, see our 2023 Climate Change Report at riotinto.com/ climatereport.
1.This represents the average number of employees for the year, including the Group's share of non-managed operations and joint ventures. Refer to page 215 for more information.
Strategic report

38	Annual Report on Form 20-F 2023 | riotinto.com
Minerals

Year ended 31 December	2023	2022	Change
Iron ore pellets and concentrates production¹ (million tonnes — Rio Tinto share)	9.7	10.3	(6%)
Titanium dioxide slag production ('000 tonnes — Rio Tinto share)	1,111	1,200	(7%)
Borates production ('000 tonnes — Rio Tinto share)	495	532	(7%)
Diamonds production ('000 carats — Rio Tinto share)	3,340	4,651	(28%)
Segmental revenue (US$ millions)	5,934	6,754	(12%)
Underlying EBITDA (US$ millions)	1,414	2,419	(42%)
Underlying EBITDA margin (product group operations)	30%	40%
Underlying earnings (US$ millions)²	312	854	(63%)
Net cash generated from operating activities (US$ millions)	548	1,522	(64%)
Capital expenditure (US$ millions)³	(746)	(679)	10%
Free cash flow (US$ millions)	(229)	814	(128%)
Underlying return on capital employed (product group operations)[2,4]	13%	22%
1.Iron Ore Company of Canada (IOC) continues to be reported within Minerals.
2.Comparative information has been restated to reflect the adoption of narrow scope amendments to IAS12 'Income Taxes'.
3.Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment; capitalised evaluation costs; and purchases less sales of other intangible assets.
4.Underlying return on capital employed (ROCE) is defined as underlying earnings (product group operations) excluding net interest divided by average capital employed.
Financial performance
Underlying EBITDA of $1.4 billion was 42%
lower than 2022, primarily due to lower prices
and higher costs. We experienced market
weakness for many of our products, in
particular for TiO2 feedstock, where underlying
demand for pigment was subdued on weak
real estate activity in the Americas, Europe
and China. This gave rise to lower sales
volumes and, in combination with the two
furnace failures at our RTIT Quebec
operations, resulted in higher unit costs.
Net cash generated from operating activities of
$0.5 billion was 64% lower than 2022, while
negative free cash flow of $0.2 billion reflected
the lower underlying EBITDA, higher working
capital due to market conditions and a modest
rise in capital expenditure.
Review of operations
Production of iron ore pellets and concentrate
at IOC of 9.7 million tonnes was 6% lower
than 2022 with challenges due to the wildfires
in Northern Quebec in the second quarter, as
well as extended plant downtime and
conveyor belt failures in the third quarter.
TiO2 slag production of 1,111 thousand tonnes
was 7% lower than 2022. Two furnaces at our
RTIT Quebec Operations remain offline
following process safety incidents in June and
July. In the fourth quarter, we decommissioned
an additional furnace, which is due for
reconstruction in 2024. As a result, we entered
2024 with six out of nine furnaces operating at
our RTIT Quebec Operations and three out of
four online at Richards Bay Minerals (RBM).
Borates production was 7% lower than 2022,
as we adjusted for decreased customer
demand, despite improved equipment
reliability.
Our share of carats recovered was 28% lower
than 2022, due to depleting one of three
underground pipes and reaching the end of life
for open pit mining.

For more information about our capital projects and future growth options, see pages 30-31.

Breakthrough technology:
Scandium, a case in point
Scandium is a critical mineral in
increasing demand for the energy
transition and modern technologies
such as aerospace, lasers and
microelectronics due to its alloying and
emerging high-tech properties. We are
combining scandium with our low-
carbon aluminium to produce an alloy
that is stronger, more flexible and more
resistant to heat and corrosion.
Today, our commercial scale
demonstration plant in Quebec uses an
innovative process to extract and
produce high-purity scandium oxide
from the waste streams of the existing
TiO2 production, without any additional
mining.
This will make Rio Tinto one of the
largest producers of scandium in the
Western world. In two years, we have
gone from testing the extraction
process in a laboratory, to being able to
supply a large share of the global
scandium market.
In 2023, we acquired a high-grade
scandium resource in New South
Wales, Australia. The BurraTM
Scandium Project is a small, high-value
physical scandium asset, with a small
environmental footprint. When
operational, Burra will significantly
increase, and geographically and
operationally diversify, our annual
scandium production.
Scandium is emblematic of Rio Tinto’s
transformation in terms of what we
mine and how we mine.

Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	39
Our approach
to ESG
As temporary custodians of the
land where we operate, we are
entrusted with accessing the
world’s essential materials and
making them available for
society’s use.
These resources are finite, and we have a
responsibility to find better ways to extract the
full value from them in the safest and most
sustainable way possible.
We know that responsibly managing our
business impacts is fundamental if we want to
continue to grow and deliver on our strategy.
Two of our core objectives are to strengthen
our social licence and achieve impeccable
environmental, social and governance (ESG)
credentials. As part of these commitments, we
align our business priorities with society’s
expectations and ensure sustainability
considerations are at the core of every
decision we make.
Our shareholders, employees and host
governments expect us to find better ways to
lower our impact, decarbonise our operations
and increase circularity, while contributing to a
positive legacy for the host communities and
countries where we operate.
And we have a big role to play in the world’s
transition to a low-carbon future. The materials
we produce are essential in many low-carbon
technologies. It also means we must deliver
our own decarbonisation, alongside investing
in research and development that enables our
customers to decarbonise more quickly.
To meet our goals, we are focusing on
developing the right mindset and culture,
encouraging our people to work together to
find new solutions and building partnerships
with those who share our ambition for a more
sustainable future.

Solar panel plant at Gudai-Darri, the Pilbara, Western Australia. See our 2023 Climate Change Report for further information about this project.
40	Annual Report on Form 20-F 2023 | riotinto.com
Our ESG
framework
We want to ensure all our
stakeholders benefit from the
success of our business. To do this,
our priorities and performance must
align with society’s expectations,
which are constantly evolving.
Each year we complete a materiality
assessment to understand what ESG issues
and topics matter most to, and have the
greatest impact on, our stakeholders and our
business. We gather information from internal
and external stakeholders via interviews,
surveys and reviews of publicly available
information. We ask them what is important
now and what they think will be important in five
to ten years. Some issues are identified as
higher materiality than others. Our ESG
framework describes how we manage and
report externally on these issues and how we
contribute to the United Nations Sustainable
Development Goals (UN SDGs).
The insights we gather through this process
guide our work towards achieving impeccable
ESG credentials and strengthening our social
licence. This includes providing people and
communities with economic opportunities;
safeguarding and promoting the health, wellbeing
and human rights of people and communities;
combating climate change; and being excellent
stewards of the natural resources entrusted to
us. Our commitment to running a transparent,
values-based, ethical business underpins all
our work.

Environment			Social					Governance

Low intensity materials	Environmental stewardship	Mining & metals practices	Heritage, culture & Indigenous Peoples	Human rights	Talent, diversity & inclusion	Health, safety & wellbeing	Supporting social & economic opportunity	Transparent, values-based ethical business

Climate change	Water management	Tailings & mineral waste management	Cultural & heritage site management	Respecting human rights	Inclusion, diversity & equity	Health, safety & wellbeing	Local community relations	Business integrity & governance

End-to-end materials management	Biodiversity & ecosystems	Closure, post- mining & land rehabilitation			Employment & talent retention	Pandemic response & public health	Impact of technology	ESG transparency & disclosure

Future-proof assets	Industrial environment impacts							Business performance

Key ● Higher materiality ● Medium materiality ● Lower materiality								Risk management & cybersecurity

Responsible tax & royalty payments

Supply chain transparency
Each material topic above appears under either the environment, social or governance theme to which it primarily relates. However, there is crossover among
ESG themes, meaning some material topics can be relevant to two or even all three themes. Accordingly, we work with themes and topics holistically, not in silos.

To achieve impeccable ESG credentials,
we aim to:
–Provide people and communities with social
and economic opportunities so they can live
and grow sustainably.
–Play our role to advance a fair and socially
inclusive energy transition.
–Build a healthy, diverse and inclusive
workforce, support local communities to
achieve their goals and aspirations, and
deliver positive social outcomes.
–Decarbonise our operations (Scope 1
and 2) and our value chains (Scope 3) and
maximise the full value of our resources.
–Encourage circularity and provide critical
minerals that the world needs to advance.
–Minimise environmental and heritage
impacts and act as a responsible steward of
water and biodiversity, to strengthen our
resilience to a changing environment.
The UN SDGs
Our approach to ESG aligns with the UN SDGs,
which are recognised as the global blueprint for a
sustainable future. The SDGs are a useful
reference point to ensure we direct our efforts
where they can deliver the most impact and our
focus areas reflect society’s expectations. We
focus on goals that we feel are most relevant to
operating our business responsibly and where
we can have the biggest impact. Our two lead
goals are SDG 12 (responsible consumption and
production) and SDG 8 (decent work and
economic growth).
Our operations also contribute to eight
supporting SDGs (3, 4, 5, 6, 9, 10, 13 and 15),
while SDG 17 (partnerships for the goals)
reflects our approach to sustainability and is
fundamental to the way we run our business.

For more information about our approach to the UN SDGs see riotinto.com/sustainabilityapproach.
What is important now
Our internal and external stakeholders are
broadly aligned on the four highly material ESG
topics. Climate change is the most important
topic and includes greenhouse gas emissions
reduction, climate resilience and adaptation, and
just transition. Respecting human rights; cultural
and heritage site management; and health,
safety and wellbeing are the other three highly
material topics.
For our business, the safety and wellbeing of our
people remains our highest priority. Biodiversity
and ecosystems; business integrity and
governance; ESG transparency and disclosure;
inclusion, diversity and equity; local community
relations, tailings and mineral waste
management; and water management are also
material topics as we strive to build a sustainable
business.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	41
What will be important in the future
Our internal and external stakeholders feel that
climate change will only continue to increase in
importance over the next decade. Biodiversity
and ecosystems; the impact of technology;
respecting human rights; risk management and
cybersecurity; business integrity and
governance; supply chain transparency; and
end-to-end materials management will also
increase in importance.
Water management will continue to be an
extremely important topic in the future due to
the reliance of local communities and our
mining operations on this increasingly scarce
resource. Managing all these ESG topics well
will be integral to our social licence to operate
and the success of our business.
Reporting our performance
Our materiality assessment records the
threshold at which an issue or topic becomes
important enough for us to report on
externally. The importance of a topic is
based on the significance of its impact on
stakeholders. An ESG materiality assessment
differs from financial materiality, which may
use financial metrics or other quantitative
analyses to determine what would be
considered a significant or material impact.
As a member of ICMM, we commit to reporting
on our ESG performance against the Global
Reporting Initiative (GRI) standards and
implementing the ICMM Performance
Expectations (PEs). The ICMM Mining
Principles framework focuses on
the implementation of systems and practices
related to a broad range of ESG areas.
In 2022, all 29 Rio Tinto managed
operating and refining assets completed
a self-assessment against the ICMM PEs.
A self-assessment was also completed
for Rio Tinto Corporate. The criteria for
prioritising 26 of our 29 operating assets
for validation, within the three year cycle
(2023-2025), was also disclosed at this time.
In 2023, on-site third-party validations were
completed for 12 of our priority operating and
refining assets. The validation reports received
to date demonstrate a high level of alignment
between the self-assessment and validation
outcomes, with identification of relevant areas
for improvement. Information on the 2022 self-
assessment or 2023 validation results are
presented in the ICMM PE Summary tab in the
2023 Sustainability Fact Book. We have
continued to improve our reporting to meet
additional disclosure requirements, including
the ICMM Social and Economic Reporting
Framework (SERF). In 2023 we have
disclosed our performance against most of the
SERF indicators.
The majority of our ESG reporting is
incorporated into this Form 20-F and
supplemented by our 2023 Sustainability Fact
Book containing current and historical data on
topics including health, safety, environment,
climate, communities, human rights,
responsible sourcing, ICMM PEs
and transparency.

For more information see our 2023 Sustainability Fact Book at riotinto.com/sustainabilityreporting.
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
the Board.

For more information about our Sustainability Committee see pages 111-112.
This year, the Group’s auditor KPMG was
again engaged to provide the Directors of
Rio Tinto with assurance on selected
sustainability subject matters. KPMG’s limited
assurance statement satisfies the
requirements of subject matters 1 to 4 of the
ICMM assurance procedure.

For more information about our external auditors and internal assurance see page 109.
Non-financial and sustainability
information statement
The ESG section includes information required
by regulation in relation to:
–Environmental and climate matters,
including Task Force on Climate-related
Financial Disclosure (TCFD) disclosures
(pages 44-58).
–Our employees (pages 71-74).
–Social matters (pages 66-75).
–Human rights (page 75).
–Corruption and bribery (pages 76-77).
Other related information can be found here:
–Our business model (page 9).
–Material risks and how they are managed
(pages 80-88).
–Non-financial key performance indicators
(page 43).
Notes on data
The data summarised in this ESG section
relates to calendar years. Unless stated
otherwise, parameters are reported for all
managed operations without adjustment
for equity interests. Where possible, we
include data for operations acquired
before 1 October of the reporting period.
Divested operations are included in data
collection processes up until the transfer
of management control.
How we report

	Annual Report	Climate change reports[1]	Tax reports[2]	Human rights reports[3]	Sustainability Fact Book
Linking sustainability to purpose and strategy	●	●
Materiality and material topics	●
Climate change	●	●			●
Economic contribution	●		●		●
Human rights	●			●	●
Indigenous Peoples	●				●
Memberships and certifications					●
Sustainability data and trends					●
1.Includes our Climate Change Report and 2023 Addendum - Scope 1, 2 and 3 Emissions Calculation Methodology.
2.Includes our Taxes Paid Report and Country-by-Country Report.
3.Includes our Modern Slavery Statement and our Voluntary Principles on Security and Human Rights Report.

For more information see riotinto.com/sustainabilityreporting.
Our ESG framework continued

42	Annual Report on Form 20-F 2023 | riotinto.com
2023 performance against ESG targets

Targets	2023 performance
Reach zero fatalities and eliminate workplace injuries and catastrophic events.
Zero fatalities at managed operations
(2022: 0 fatalities).
–All-injury frequency rate (AIFR) at 0.37 (target: 0.40). (2022: 0.40).
–1.53 million critical risk management (CRM) verifications. (2022: 1.37 million).

Have all of our businesses identify at least one critical health hazard material to their business and demonstrate a year-on-year reduction of exposure to that hazard.	6 assets achieved an exposure reduction to known health risks (airborne contaminants and noise). (2022: 9 assets).
Reduce the rate of new occupational illnesses each year.	27.15% increase in the rate of new occupational illnesses since 2022
Reduce our absolute Scope 1 and 2 greenhouse gas emissions by 15% by 2025 and by 50% by 2030 (when compared to 2018 levels), and achieve net zero emissions from our operations by 2050.[1]	5.5% reduction in Scope 1 and 2 greenhouse gas emissions below our 2018 baseline (2022: 5.2%).
Disclose permitted surface water allocation volumes,
annual allocation usage and the estimated surface
water allocation catchment runoff from average annual
rainfall for all managed operations by 2023.
Achieve local water stewardship targets for selected
sites by 2023.
5 of the 7 water stewardship targets attained by 2023 (2022: 5 of 7). For more information about individual water target performance in 2023, see pages 60-61.
Achieve our global Communities and Social
Performance (CSP) targets by 2026:
–Year-on-year increase in contestable spend sourced
from suppliers local² to our operations.
–All sites to co-manage cultural heritage with
communities and knowledge holders by 2026.
–70% of total social investment to be made through
strategic, outcomes-focused partnerships by 2026.
–All employees in high risk human rights roles to
complete job-specific human rights training by 2024.
–All employees to complete general human rights
training by 2026.

–We sourced 16.8% of contestable spend from suppliers local to our operations.
This was a 2.3% increase from 2022. Progress for each product group is included in the 2023 Sustainability Fact Book.
–We independently assessed 25 assets against the cultural heritage co-
management maturity framework with 8 assets performing at level 4 (integrated),
7 at level 3 (defined), 9 at level 2 (emerging) and 1 at level 1 (learning)[3].
–Outcome indicator framework and strategic partnering principles were developed and endorsed in 2023 with self-assessment and baseline data to be collected in
2024.
–Our human rights team delivered 35 tailored training sessions, targeting 11 assets and 12 functional teams globally. We recorded 2,441 completions of our modern slavery e-learning module, representing 66% of employees and contractors[4] in modern slavery high-risk roles.

Improve diversity[5] in our business by:
–Increasing women in the business (including in senior
leadership6) each year.
–Aiming for 50% women in our graduate intake.
–Aiming for 30% of our graduate intake to be from
places where we are developing new businesses.

–24.3% of our workforce were women, up 1.4% from 2022.
–25% of executive leaders were women, no change from 2022.
–30.1% of senior leadership were women, up 1.8% from 2022.
–30.8% of Board roles were held by women, up 0.8% from 2022.
–51.6% of our graduate intake were women, down 1.6% from 2022.
–37.6% of our graduate intake were from places where we are developing new businesses[7], up 1.6% from 2022.

Improve our employee engagement and satisfaction.	1 point increase in our employee satisfaction score (eSAT8) since 2022 (from 73 to 74) (2022: 2 point increase).
1.While we expect to have made financial commitments to abatement projects totalling more than 15% of our emissions by 2025, achieved emissions reductions will lag this.
2.We take a “site-centric” view of the definition of local, which allows operations to establish their own definition, based on a set of common principles. These principles require that each operation, in defining “local” takes into consideration its geographic, social and economic area of impact as well as ownership. For example, suppliers located within the Pilbara region of Western Australia are defined as “local” for Rio Tinto Iron Ore’s Pilbara Operations. This approach is consistent with international best practice and aligns with the ICMM Social and Economic Reporting Framework guidance.
3.The cultural heritage co-management maturity framework sets out a maturity model consisting of five levels of maturity – from "learning the practice" to "leading practice". There are six categories against which a site will be evaluated to determine its level of maturity, covering various aspects of cultural heritage management.
4.Contractors refers to category 1, 2 and 3 contractors.
5.From 2021, the definition used to calculate diversity was changed to include people not available for work, and contractors (those engaged on temporary contracts to provide services under the direction of Rio Tinto leaders), excluding project contractors.
6.We define senior leadership as Managing Directors, General Managers, Group Advisers and Chief Advisors.
7.Identifying with a nationality is not mandatory. More than 48% of our graduates have not formally reported a nationality.
8.eSAT (Employee Satisfaction) is a measure of “how happy an employee is to work at Rio Tinto”. It is calculated by averaging the responses on a 1-7 scale and expressing this out of 100.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	43

Environmental performance
Our purpose is to find better ways to provide the materials the world needs.
The low-carbon transition is at the heart of our business strategy: we are focusing on growing production of the materials essential for the energy transition; decarbonising our operations; and partnering with our customers and suppliers to decarbonise our value chains.

Climate change
Our operational emissions targets are
ambitious - to reduce emissions by 15% by
2025 and 50% by 2030 relative to 2018 levels,
reaching net zero by 2050. Our targets cover
more than 95% of our reported Scope 1 and 2
emissions and are aligned with 1.5°C
pathways. We adjust our baseline to exclude
reductions achieved by divesting assets and
to account for acquisitions.
Our definition of net zero applies to our
operational (Scope 1 and 2) emissions on an
equity basis. To reach net zero we will need to
decarbonise our operations as far as
technically and commercially practical, and
address all the remaining emissions with
carbon dioxide removals from the atmosphere
and long-term storage.
To tackle our Scope 3 emissions across our
value chains we are committed to helping our
customers and suppliers achieve their targets
a decade earlier - reaching net zero by 2050.
In particular, we continue to work with our
customers to develop and scale up the
technologies to decarbonise steel and
aluminium production.
In this section, we comply with the
requirements of Listing Rule 9.8.6(8)R by
including climate-related financial disclosures
consistent with the Task Force on Climate-
related Financial Disclosures (TCFD)
recommendations and recommended
disclosures.
In determining our compliance with all
11 of the TCFD recommendations and
recommended disclosures, we have
considered both Section C of the TCFD Annex
entitled “Guidance for All Sectors”
and Section E of the TCFD Annex entitled
“Supplemental Guidance for Non-Financial
Groups”. The climate-related financial
disclosures made within this section
also comply with the requirements of
the Companies Act 2006 as amended
by the Companies (Strategic Report) (Climate-
related Financial Disclosure)
Regulations 2022.
Climate change matters are also integrated
into other parts of this report, such as the key
performance indicators (KPIs), material risks,
and notes to the financial statements.
Progress on our Climate Action Plan (CAP) is
material to the successful implementation of
our Group strategy. This is summarised in the
metrics and targets area of this climate
change section. For supplementary
information, please see our 2023 Climate
Change Report and 2023 Sustainability Fact
Book. We will continually enhance our climate
reporting in response to emerging standards
and requirements set by the International
Sustainability Standards Board and
national regulators.
“Many 1.5°C climate change
scenarios rely on significant
deployment of carbon
dioxide removals to get to
net zero, which may not be
realistic. No single company
or country can halt the
course of climate change
alone, so partnering to
reduce emissions is vital.”
Jakob Stausholm
Chief Executive

Environmental monitoring. Kennecott, US
44	Annual Report on Form 20-F 2023 | riotinto.com

Climate-related governance A)Describe the board’s oversight of climate-related risks and opportunities B)Describe management’s role in assessing and managing climate-related risks and opportunities

Board, committee and management structure related to climate change		Summary of 2023 activities
The Board
Direct and monitor
Climate change is a material and strategic topic for our business and is part of ongoing discussion and analysis at the most senior levels of management and the Board. It is also an important topic when the Board and Executive Committee engage with investors and civil society organisations.
The Board approves our overall strategy, policy positions and climate disclosures within this report and the Climate Change Report. The Board set the 2025, 2030 and 2050 emissions targets, and monitors performance against targets and operational resilience. The Chair of the Board is responsible for our overall approach to climate change. The Board delegates specific responsibilities to Board committees and the Chief Executive. Climate change and the low-carbon transition are routinely on the Board’s agenda, including as part of strategy discussions, risk management, financial reporting and executive remuneration.
The Board considers climate-related matters as we develop and implement our strategy and make investment decisions. The low-carbon transition is at the heart of our business strategy and aligned with our four objectives. For additional information, see our Strategic context and
Our strategy sections on pages 14-16.

–Held dedicated meetings to focus on
decarbonisation including large-scale
renewable projects and repowering our
Pacific Aluminium Operations.
–Reaffirmed our strategy and engaged with
investors and civil society organisations
following the publication of our 2022
Climate Change Report.
–Approved the 2022 Climate Change
Report and climate-related disclosures in
the 2022 Annual Report notes to the
financial statements.

For more information on the Board, their activities, and composition see pages 92-104.

Sustainability Committee
The Sustainability Committee maintains oversight of key sustainability areas that may be impacted by climate change, such as biodiversity and water. This includes assessing the effectiveness of associated controls and ensuring the operational-level resilience of the Group.

–Received and discussed the following
reports: Physical resilience to climate
change, Boron water control framework
follow-up, Environment performance and
maturity update, and Proposed approach
to nature commitments.

For more information see pages 111-112.
Inform and report
Audit & Risk Committee
The Audit & Risk Committee addresses how climate issues (such as climate policy and our scenarios) impact the financial statements. The committee review all material accounting estimates and judgements relating to financial reporting, including those where climate issues are relevant and also appoint the external auditors, who assure greenhouse gas (GHG)
emissions and ensure the effectiveness of the risk management framework.

–Reviewed and approved material climate-
related accounting estimates and
judgements relating to financial reporting.
–Considered the relevance of climate-
related risks when preparing and
approving the Group’s Annual Report.

For more information see page 107-110.
People & Remuneration Committee
The People & Remuneration Committee ensures the Group’s remuneration structure and policies include climate-related performance metrics and reward individual executives fairly and responsibly.
–Assessed the annual executive performance against climate metrics and approved incentives and remuneration revisions related to the way climate change is incorporated into incentives.
For more information see page 113-145.
Management role
Investment Committee
The Investment Committee reviews and approves the Group’s capital expenditure in relation to abatement projects and climate change research and development.
Decarbonisation investment decisions are made under a dedicated evaluation framework which considers the value of the investment and impact on cost base, the level of abatement, the maturity of the technology, the competitiveness of the asset and its policy context and alternative options on the pathway to net zero. Projects are also assessed against our approach to a just transition, with consideration to the impact on employees, local communities and industry.

Chief Executive and Executive Committee
The Chief Executive is responsible for delivering the CAP, as approved by the Board, with the Executive Committee supporting this role. Risk management, portfolio reviews, capital investments, annual financial planning and our approach to government engagement integrate our approach to climate change and emissions targets. The annual plan process focuses on the short-term (up to two years). The new growth and decarbonisation strategy is part of the medium term planning process. The Chief Executive leads the strategy process with the Executive Committee each year and, in 2023, reaffirmed the decision to put the low-carbon transition at the heart of our business strategy.
Remuneration: Our Chief Executive’s performance objectives in the short-term incentive plan (STIP) includes delivery of the Group’s strategy on climate change. These are cascaded down into the annual objectives of relevant members of the Executive Committee, including the Chief Technical Officer, and other members of senior management. Decarbonisation is also included as a performance measure in the long-term incentive plan (LTIP). See pages
119-141 for our Remuneration Policy, 2023 outcomes, and the incorporation of climate-related measures in the LTIP and STIP.

Energy and Climate Team
In 2022, we established a central team, Rio Tinto Energy and Climate (RTEC), to deliver progress on our CAP. This is led by the Chief Decarbonisation
Officer, who reports to the Chief Technical Officer and is accountable for all aspects of the CAP. The RTEC team is structured according to the 6+1 programs that drive decarbonisation across our operations.
Two additional teams complete the RTEC organisation: a Decarbonisation Office that monitors and forecasts GHG emissions, tracks investment decisions and coordinates our approach to physical climate risks; and a Climate Policy and Advocacy team. Rio Tinto Commercial drives the approach to Scope 3 emissions, given its responsibility for procurement, shipping and sales to our customers. The Decarbonisation Office prepares a quarterly progress report for the Executive Committee, which includes operational emissions and progress on abatement projects across the 6+1 programs and other areas of our CAP.

Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	45
Climate-related strategy and risk management

Strategy
A)Describe the climate-related risks*
and opportunities the organisation
has identified over the short,
medium, and long term.
B)Describe the impact of climate-
related risks and opportunities on
the organisation’s businesses,
strategy and financial planning.
C)Describe the resilience of the
organisation’s strategy, taking into
consideration different climate-
related scenarios, including a 2°C
or lower scenario.
Risk management
A)Describe the organisation’s
processes for identifying and
assessing climate-related risks.
B)Describe the organisation’s
processes for managing climate-
related risks.
C)Describe how processes for
identifying, assessing, and
managing climate-related risks are
integrated into the organisation’s
overall risk management.
*We typically refer to risks as both threats and
opportunities, but follow TCFD wording in
this section.

Our quantification and assessment of climate-
related risks and opportunities is embedded
within our Group risk management framework.
This includes six core elements that are
continually reviewed to ensure that we are
effectively managing current risks and preparing
for emerging risks.
In 2022, we launched the physical resilience
program which included a climate risk and
resilience assessment methodology. This
guideline provides our assets and product
groups with a bottom-up assessment
framework to quantify physical climate risk and
focuses on the following:
–Climate modelling assumptions: to guide
the selection of future emission scenarios
and time horizons to support bottom-up risk
assessment and analyses.
–A risk assessment process: to identify and
evaluate climate-related risks and
opportunities.
–A risk management framework: to plan and
implement risk responses, communicate
risks with stakeholders and maintain and
update risk information.
Our three lines of defence provide assurance
that risks are effectively managed in line with
our policies, standards and procedures. While
risk management is the accountability of our
leaders, all employees are empowered to
identify and manage risks at the point that they
arise in their business. For further detail
regarding the Group risk management
process, the risk factors of the Group and how
ESG has been incorporated into these, see
pages 78-88.
We use scenarios to identify and assess the
climate-related risks and opportunities impacting
our business in the, medium and long term. We
use market analysis for our short-term outlook
rather than the scenarios which provide a longer
term view out to 2050. For climate change
planning purposes, we define short term as up to
two years, medium term as two to ten years and
long term as beyond ten years.
Our short-term time frame aligns with our annual
planning process. The medium-term time frame
aligns to extended planning horizons that align
with our growth projects and emissions
abatement projects. Our long-term time frame
considers the full lifespan of our mining assets
and infrastructure, the long-term extent of our
operations, and the continued impact climate
risks and opportunities are expected to have on
the business.
Low-carbon transition
strategy and risk
management
Through our Group risk assessment process
and climate scenario analysis, it is evident that
the low-carbon transition poses numerous
transitional risks and opportunities for
our business.
Based on our analysis of these risks and
opportunities, their impact on the Group, and the
role played in the transition, we have identified
numerous transition-related material risks and
associated opportunities that have been
incorporated into our Group risk strategy.
The materiality, and subsequent prioritisation, of
each risk has been calculated through assessing
the likelihood of an impact occurring as well as
the effect this would have on the Group’s free
cash flow or business value.
The Group’s climate change and the low-carbon
transition uncertainties, based on our risk
management process, have been assessed
through the following material risks:
2.Preparing our Iron Ore business to meet the
demand for green steel.
3.Building trusted relationships
with communities.
4.Minimising our impact on the environments
we work in and building resilience to
changes in those environments, including
climate change and natural disasters.
7.Delivering on our growth projects.
8.Achieving our decarbonisation targets
competitively.
9.Conducting our business with integrity,
complying with all laws, regulations,
and obligations.
See pages 82-88 where we have highlighted
the key regions impacted by these risks, our
risk management responses, and the relevant
groups with oversight of each process.
The numerous risks and opportunities
resulting from the low-carbon transition affect
our portfolio in a variety of ways. The table on
page 48 provides an overview of the varying
impacts that the low-carbon transition has on
our overall portfolio.

For more information on financial reporting considerations and sensitivities related to climate change and the low-carbon transition, see the notes to our financial statements on pages 162-165.
Capital allocation and
investment framework
Decarbonisation investment is derived from
the Group’s capital allocation framework and
aligned to our 2025 and 2030 Scope 1 and 2
emissions targets.
Our target to reduce emissions by 50% by 2030
relative to 2018 levels remains unchanged.
However, we now believe that achieving this will
require less capital investment and more
operating expenditure. We originally estimated
that approximately 3GW of renewable power
would be needed to decarbonise our operations
in the Pilbara - 1GW to replace gas-fired power
generation and 2GW to decarbonise our diesel-
based fleets. Carbon reduction from economically
viable, large-scale fleet electrification has always
been expected post-2030, however delays in the
availability of this technology mean that we now
do not expect to invest in the same scale of
Pilbara renewables pre-2030. We remain
committed to developing 1GW of renewable
energy capacity in the Pilbara, however, we now
estimate that 600 to 700MW capacity is required
by 2030.
To accelerate our emissions abatement, we will
take advantage of commercial solutions that can
be ready in the market this decade and avoid
lengthy project development schedules.
Therefore, although our 2030 emissions target
remains unchanged, we now believe that this can
be met with $5bn-$6bn of capital investment,
down from previous guidance of $7.5bn. This
excludes capitalised RECs, voluntary offsets and
compliance offset costs.
The table below shows capital and operational
expenditure on decarbonisation. Group figures
have been disclosed on page 173-174 and 184.
Decarbonisation expenditure
Capital expenditure on abatement projects
$94m
(2022: $86m)
Carbon credits and renewable energy
certificates (RECs) (intangible assets)
$61m
(2022: $33m)
Operational expenditure
$234m
(2022: $138m)
Investments
$36m
(2022: $42m)1

1.Our 2022 figures have been restated to include Office of
Chief Scientist and battery material investments.
Environment continued

46	Annual Report on Form 20-F 2023 | riotinto.com
Climate change scenarios
Our scenario approach is reviewed every year
as part of our Group strategy engagement with
the Board. We have not fundamentally
changed the scenarios presented in 2022 or
the analysis undertaken in early 2023 to
evaluate the resilience of our business under
different transition-related scenarios. Our
scenario framework focuses on two prevailing
macro-level business concerns: the rate of
global economic growth and the pace of
climate action, each heavily influenced by
global geopolitics and governance. Our two
core scenarios (Competitive Leadership and
Fragmented Leadership) are used to generate
a central reference case for commodity
forecasts and valuations. Additional scenarios
(including our Aspirational Leadership
scenario) are used to further evaluate the
positive and negative effects of the energy
transition across our portfolio and stress test
investment decisions. We have designed our
Aspirational Leadership scenario with the aim
or reaching net zero by 2050, to help us better
understand the world on a 1.5°C pathway and
what this would mean for our business.
We do not undertake climate modelling
ourselves, but determine the approximate
temperature outcomes in 2100 by comparing
the emissions pathways to 2050 in each of our
scenarios with the Shared Socio-economic
Pathways (SSP) set out in the
Intergovernmental Panel on Climate Change
(IPCC) Sixth Assessment Report. We also
consider the carbon budgets associated with
different temperature outcomes. The
emissions pathway of Aspirational Leadership
is most closely aligned with the IPCC’s shared
socio-economic pathway 1 (SSP1-1.9) with
emissions reaching net zero by 2050, which
limits warming to 1.5°C. The emissions
pathway in Competitive Leadership limits the
global temperature increase to 1.6-2.0°C
(SSP1-2.6). Fragmented Leadership’s
emissions pathway is between SSP1-2.6 and
SSP2-4.5, so the global temperature increase
is less than 2.5°C by 2100. For physical risk,
we also use the IPCC’s highest emissions
scenario (SSP5-8.5) in our bottom-up asset-
level physical risk and resilience assessments
and other scenarios for our financial risk
modelling (see page 163 for more
information). So, when assessing risks and
opportunities to the business we use a 1.5°C-
aligned scenario to assess a fast low-carbon
transition and we use the highest emissions
and high temperature outcome scenario
(SSP5-8.5) to assess physical climate risks.
While there are many uncertainties about how
a changing climate may negatively affect
gross domestic product (GDP) growth,
physical impacts of climate change are
integrated into the GDP growth assumptions in
our three scenarios. These are most
significant in Fragmented Leadership and
least significant in Aspirational Leadership.

Aspirational Leadership	Competitive Leadership	Fragmented Leadership
Aspirational Leadership reflects our view of a
world of high growth, significant social change
and accelerated climate action with all
countries setting new Nationally Determined
Contributions (NDCs) that collectively achieve
net zero emissions by mid-century. We believe
that despite geopolitical differences, major
economies tend to work together through
multilateral frameworks and proactively work
towards limiting temperature change to 1.5°C
by 2100. While there may be temperature
overshoot in many 1.5°C scenarios, there is
limited risk of this in Aspirational Leadership.
Although Aspirational and Competitive
Leadership share similar GDP growth, higher
carbon prices under Aspirational Leadership
result in lower global emissions.

Competitive Leadership reflects a world of high
growth and strong climate action post-2030,
with change driven by policy and competitive
innovation. A proactive reform environment
encourages stronger business innovation,
higher investment and improved productivity.
This allows global GDP to continue growing at
close to recent historical levels with a growing
contribution from India and other developing
countries. Carbon emissions are slightly higher
than those in Fragmented Leadership by 2030
due to increased GDP growth. However, these
decline over time as carbon prices continue to
rise post-2030. Nations drive toward achieving
their Glasgow Climate Pact commitments,
resulting in global GHG emissions falling from
54Gt CO2e today to 21Gt in 2050.

Fragmented Leadership is characterised by
limited progress on policy reform with volatile
low growth. The business environment is
defined by weak final demand and greater
uncertainty, and requires close ties with
governments to manage risk. It is a world
defined by geopolitical and domestic tensions,
spurred by populist agendas that offer leaders
little opportunity to build consensus around
reform and environmental agendas. Nations
eventually achieve their 2030 NDCs as agreed
in Paris in 2015, but abandon further progress
resulting in flat global emissions post-2030.
Carbon prices track alongside Competitive
Leadership levels until 2030, but remain
constant subsequent to this, resulting in
increased global emissions.

Key scenario metrics[1]	Aspirational Leadership		Competitive Leadership		Fragmented Leadership
Global temperature outcome in 2100	1.5°C		1.6-2.0°C		2.1-2.5°C
	2030 Outcome	2021-2050 CAGR	2030 Outcome	2021-2050 CAGR	2030 Outcome	2021-2050 CAGR
Global average carbon prices in 2030, (2021 US$/t CO2e)	59	9%	42	8%	42	3%
Global emissions, Gt CO2e	40	-11%[2]	50	-4%	50	-1%
Global energy demand, mtoe	10,500	0.3%	11,000	1%	10,300	0.2%
Global GDP growth (PPP), %	4%	4%	4%	4%	3%	2%
Energy intensity of global GDP, toe/$1,000 2015 PPP	0.1	-3%	0.1	-3%	0.1	-2%
Carbon intensity of total energy, gCO2/MJ	40	-13%	45	-5%	45	-2%
Global energy from electricity, mtoe	2,900	4%	2,900	4%	2,700	2%
Global wind and solar capacity, GW	9,800	11%	7,500	10%	5,700	7%
EV penetration by 2030 (%)[3]	70	11%	60	10%	40	10%
Finished steel demand (relative to 2021)	>110	1%	>110	1%	<100	–%
Aluminium demand (relative to 2021)	>130	2%	>130	2%	>120	1%
Copper demand (relative to 2021)	>150	3%	>150	3%	>130	2%
1.These metrics have been extracted from our scenarios modelling and have been rounded to avoid the impression that they are precise predictions. Mtoe = Million tonnes of oil equivalent, PPP =
purchasing power parity.
2.11% p.a. decline in CO2 emissions based on 2021-49 period in net zero pathway (by 2050), emissions in 2030 are highest in Competitive Leadership due to high GDP growth.
3.2021-50 compound annual growth rate (CAGR) based on global electric vehicle (EV) sales.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	47
Our overall portfolio risks and opportunities in the low-carbon transition
Key

	Aspirational Leadership	Competitive Leadership	Fragmented Leadership
Iron Ore
Short term: There is limited transition risk or opportunity to the Iron Ore business in the short term as the impacts of carbon pricing regulation is relatively low. Slow transition in the steel sector towards low-carbon technology limits risk to Pilbara operations. GDP growth has a stronger influence on iron ore price than climate change policy

	Lower medium-term demand versus Competitive Leadership due to higher scrap-use affecting Pilbara products (recovers post 2040)	Strong global GDP growth and continued urbanisation support iron ore demand including for Pilbara products	Slowdown in China and global GDP growth erode demand, creating margin pressure across the portfolio
	Large increases in carbon pricing and penalties drive demand for high-grade iron ore supporting Simandou and Iron Ore Company of Canada (IOC)	Stronger customer preference for Simandou and IOC ores for lower-carbon traditional and emerging steelmaking	Smaller regional increases in carbon prices relative to the other scenarios help preserve longer-term margins for low-cost, Tier 1 Pilbara ores
Aluminium
Short term: Current carbon pricing regulation raises operational costs for carbon intensive assets, notably our refineries and smelters in Eastern
Australia. Limited transition related short-term demand growth for aluminium

	Higher carbon penalties put pressure on emissions intensive refining and smelting operations	Competition to secure large-scale firmed renewable electricity to repower coal- based Pacific Aluminium Operations	China slowdown and production cap on primary aluminium reduce demand for seaborne bauxite
	Strong GDP growth and EV penetration support demand with value upside for hydro-based smelters (more pronounced in Aspirational Leadership)		Slowing demand and low-carbon penalties greatly reduce value upside of ELYSISTM and hydro-based smelters
Higher carbon penalties support ELYSIS™, hydro-based smelting assets in Quebec and repowering projects in Australia
Copper
Short term: limited risk of carbon pricing regulation on copper operations given their location in the US, Mongolia and Chile. Some transition related short-term demand growth for copper given increasing electrification energy system

	Strong GDP growth and accelerated EV penetration and global electrification (backed by renewable electricity) support demand growth and margins across the portfolio		Lower demand growth and poor carbon policy reduce margins and upside for low- carbon smelting and refining (Kennecott and Escondida)
Pressure to meet rapid demand growth supports growth projects (and NutonTM) if they satisfy environmental and social requirements
	Environmental and social approval hurdles for new projects including Resolution Copper and La Granja		Geopolitical tensions could reduce joint venture partnership opportunities and create potential engineering, procurement and construction and logistical issues
Minerals
Short term: Potential for carbon penalties to raise operational costs for emissions intensive minerals operations in Canada and South Africa.
Some transition-related short-term demand growth for minerals that support electrification

	Accelerated uptake of EVs and battery storage solutions supports growth projects (Rincon and Tamarack joint venture)	Strong outlook for battery materials but international competition for greenfield and mergers and acquisitions opportunities limit growth options	Reduced battery material growth opportunities but resilience from operating high-grade TiO2 assets
	Increasing ESG scrutiny of new projects and more stringent regulations		Supply disruption risks and volatility bolster demand for precious metal and critical mineral by-products
Potential for carbon penalties to raise operational costs for emissions intensive downstream processing of TiO2 and battery materials
Our approach: decarbonisation
and producing materials needed
for the low-carbon transition
The energy transition is a key driver of
commodity demand today and will continue to be
so over the next two decades. This will come on
top of the demand growth from continued
urbanisation and industrialisation (particularly in
emerging economies) and it will trigger a new
phase of demand growth in developed
economies, which have faced saturating demand
over the past two decades.
While the low-carbon transition is expected to
create additional demand for our commodities
(and therefore an opportunity to provide transition
materials), the outlook for demand varies
significantly between our scenarios as a function
of GDP growth, technology uptake, and scrap
supply and use. Different demand trajectories,
combined with industry supply responses and
global carbon policy evolution, determine the
market prices for our three major commodities
and implications for our Group-level and asset
valuations.
We aim to invest in quality assets that give
robust returns under our scenarios, creating a
resilient portfolio with a significant upside to
the energy transition. We have continued to
invest in our copper portfolio through
traditional assets such as Oyu Tolgoi and
Kennecott, as well as early-stage application
of our NutonTM copper leaching technology.
In aluminium, we continue to develop
emissions-free smelting technology with
ELYSIS™ trials. Significant further research
and development is needed, including to scale
up the technology towards larger commercial-
sized cells, before the broader implementation
of ELYSIS™ is possible. For this reason, we
do not expect this new technology to achieve
emissions abatement across our smelters
before 2030.
We believe that global iron ore demand will
remain strong with a premium on higher grade
ore needed for the production of green steel in
Direct Reduction Iron-Electric Arc Furnace
(DRI-EAF) steel processing. This includes the
higher grade ores from the IOC and our
Simandou project. Demand for these ores
increases in our Aspirational Leadership and
Competitive Leadership scenarios.
In other commodities, we are evaluating a
range of opportunities to produce lithium as
well as making demonstrable progress on
various critical mineral developments that are
essential for the energy transition.
The pace of technological development is
uncertain, which could delay or increase the
cost of our decarbonisation efforts as well as
the ability to fully capitalise on transition
opportunities.
For additional information on the resilience of
our portfolio, see page 163.
Environment continued

48	Annual Report on Form 20-F 2023 | riotinto.com

Short term (less than 2 years)	Medium term (2-10 years)	Medium and long term	Long term (beyond 10 years)	No risk

High opportunity	Moderate opportunity	Moderate risk	High risk
Physical climate risk
and resilience
Our business and wider value chain
experience a range of impacts associated with
extreme weather. As the climate continues to
change, so will the frequency and magnitude
of events and impacts associated with
extreme events. Proactive risk management is
crucial for us to operate safely, productively,
and profitably, well into the future.
Physical climate risk refers to the adverse
impacts that arise from extreme weather
and changes in climatic conditions and are
typically categorised into two main types:
–Acute climate risks involve sudden and
extreme events that can lead to rapid and
severe impacts. Examples include tropical
cyclones, wildfires, heatwaves, extreme
rainfall, flooding and hail. Acute risks can
disrupt operations, damage infrastructure,
impact our people and communities, and
result in production downtime and increased
operational costs.
–Chronic climate risks manifest gradually
over time, encompassing challenges such
as rising sea levels, increasing air
temperatures, and longer-term changes in
precipitation patterns. Chronic risks are
characterised by a slower onset and
progression, requiring longer-term
adaptation strategies and planning. Chronic
risks can result in reduced resource
availability, increased costs (such as water
and energy), impacts on productivity and
health and wellbeing of our workforce, and
can potentially affect supply
chain resilience.
The combination of these two types of climate
risk can lead to a compound extreme (such as
a landfalling tropical cyclone coupled with
higher sea levels) and can accentuate related
impacts.
Building resilience to a changing climate
means having the capacity to anticipate, adapt
to, and recover from the impacts of extreme
weather events, ensuring the long-term
viability of our assets, our people and
communities, and broader value chains.
Our strategy and approach
Taking and managing risk responsibly is
essential to operating and growing our
business safely, effectively, and sustainably.
Enhancing our resilience to physical
climate risk is an important component
of our approach to climate change and
is embedded within our risk management
and internal controls framework. Our approach
to physical climate risk and resilience is
centred around four pillars that guide our risk
management and work on adaptation, and is
summarised below.
Our approach

Weather/climate analytics and insights
–Short (days) and medium (weeks-months) term: weather
forecasting, climate outlooks and natural catastrophe models.
–Long term (decades): downscaled latest-generation global climate models considering a range of future emission scenarios and time horizons.
–Location information: exposure and vulnerability.
Scope (physical and financial)

Physical risk and resilience assessment
–Identify: determine location-specific physical climate risks (threats and opportunities) considering present-day and short, medium and long-
term time horizons and multiple emission scenarios.
–Evaluate: assess identified risks in terms of their potential consequence (financial and non-financial) and likelihood.
–Prioritise: prioritise risks based on materiality.

	Top-down assessment Group-wide	Bottom-up assessment Asset level
Resilience planning and adaptation
–Options: explore and identify the most appropriate resilience and adaptation measures to mitigate risk.
–Consider: cost-benefit, principles of adaptive management, modularity and long-term sustainability.
–Prioritise: critical and high-impact measures for implementation.
–Decide and implement: decide and implement adaptation measures.

Monitoring and evaluation
–Accountability: clearly define roles and responsibilities.
–Metrics: evaluate performance against established metrics and indicators to assess success and impact.
–Review: revisit this approach regularly, or if there is a material change to the economic, social, environmental, or physical context of the subject/risk.
Operations Environment People Community Supply chain
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	49
Weather/climate analytics and insights
We use the latest-generation weather and climate data products to gain quantitative insights into short, medium and long-term weather and climate risks. The strategic implementation of these advanced tools help manage physical climate risks proactively across our geographically diverse sites and supply chains. Across the Group, we utilise the following tools, the combination of which cater for time horizons and weather and climate risks from hours in the future (operational resilience and short-term decision-making) to decades (long-term strategic and scenario planning).

Product	Time horizon	Variables	Detail and use
Weather forecasts	Short term: hours to days	Atmospheric conditions: temperature, precipitation, wind	Weather and severe weather forecasts used at site-level to inform short-term operational planning and trigger emergency response planning.
Severe weather forecasts	Short term: hours to days	Extreme events: storms, tropical cyclones, flash floods, hail, lightning
Climate outlooks	Short term: weeks to months	Atmospheric conditions (rainfall outlooks) and extreme events (tropical cyclone outlooks)	Climate outlooks inform operational mine planning and bolster operational resilience and rainy season preparations across our portfolio.
Catastrophe modelling	Short, medium and long term (years to decades)	Extreme events: tropical cyclone, flood	Modelling to estimate potential financial losses and damages that can result from extreme climate events like tropical cyclones and floods.
Climate change projections	Long term: decades	Atmospheric, climatic, oceanic and extreme events
Long-term projections of how acute and chronic hazards
may change in the future. Projections are used to inform
our asset-level and Global Industry Standard on Tailings
Management (GISTM) physical risk and resilience
assessments, operations, closure planning and execution,
exploration, projects, mine water management, and
Group finance and insurance.

Climate change projections are available
for every site in our portfolio (including
non-managed assets). Downscaled climate
change projections are available for over 60
climate change variables and future emission
scenarios from the IPCC Coupled Model
Intercomparison Project 5 and 6 (CMIP5 and
CMIP6). We have completed flood risk
modelling for 100% of our managed and non-
managed assets considering three future
emission scenarios and time horizons
spanning present-day, medium and
long-term time horizons.
Physical risk and resilience
assessment
Our approach to quantifying and assessing
physical risk (threats) and resilience is both
targeted and systematic, spanning from
individual assets (bottom-up) to the Group
level (top-down). We first identify climate risks
and opportunities across varying and
applicable time horizons (present day/short
term, medium and long term) and emission
scenarios. Next, we evaluate their potential
financial and non-financial consequences and
likelihood and we prioritise these risks by
materiality for effective risk management and
appropriate resource allocation. This process
is integrated within the Rio Tinto Risk
Management Information System. The scope
of our assessments includes our operations
and the environments in which we operate,
our people, the communities that host us, and
our supply chain.
Resilience planning and adaptation
Each site, operating context and location is
unique. Our resilience planning identifies the
most appropriate resilience measures to
manage climate risks and adapt to them.
This can explore multiple options, weighing up
cost-benefit, alongside principles of adaptive
management, modularity and sustainability. An
investment decision is comprehensively
evaluated before funding approval. This
includes prioritising projects and engaging key
stakeholders to seek alignment on the
investment and its implementation.
Monitoring and evaluation
Risks are actively and regularly monitored with
clearly defined roles and responsibilities.
Adaptation is a continuous and evolving
process and we continually evaluate the
latest-generation of climate change data and
emerging technologies to assess the risk
profile of our assets and infrastructure over
time. Where a material change to the
economic, social, environmental or physical
context of the risk has been identified, the
assessment process is revisited.
Physical climate risks and impacts
Combining climate insights with a top-down
assessment, we have identified eight
Group-level material physical climate risks.
Identifying and evaluating our most material
challenges and significant risks empowers us
to implement targeted controls, adaptation
strategies and risk management plans, to
safeguard our business and ensure a safe,
profitable and productive operation in a rapidly
changing climate.
While the emergence of climate-related risks
varies in response to the evolving nature
of the underlying hazards, many of these risks
could manifest today. For example,
an extreme heat event could impact the
health, safety and productivity of our workforce
in the short term. However, increases in future
temperature means that risks may become
more material. The summary table on page 51
takes into account both the short-term risk that
could emerge during current operations as
well as the long-term risk associated with
climate change.
Environment continued

50	Annual Report on Form 20-F 2023 | riotinto.com

Key	●	Short term (0-2 years)	●	Medium term (2-10 years)	●	Long term (10+ years)

Risk, impact and time horizon	Environmental triggers	Risk management
Tailings storage facility (TSF) containment breach/failure due to geotechnical instability or significant erosion event	Extreme rainfall, flooding
Our facilities comply with local laws and regulations and have risk management protocols in place, including a Group safety standard for tailings and water storage facilities. We regularly update this standard and undergo internal and external assurance checks. Our operational TSFs have, or are developing, tailings response plans and follow strict business resilience and communications protocols. In accordance with the relevant climate change requirements from the GISTM, all TSFs will conduct a climate change resilience assessment by August 2025.

Water shortages, supply and availability impacting operations and production, water treatment and environmental compliance, dust control and community relations	Rainfall, temperature
We use a water risk framework to identify, assess and manage water risks across our portfolio of managed operations. For more information on the water risk framework, see page 59. The framework covers four themes, one of which relates to water supply (water resource). The supply theme requires us to consider whether sufficient water is available to supply both our operational demands and the demands of other stakeholders within the broader catchment, under the range of conditions that are likely to occur over the asset's life. We apply rigorous standards and processes to ensure effective controls are in place at all sites. This includes our Group water quality protection and water management standard, and a standardised Group water management control library which describes all controls identified to manage our water risks. Asset-specific climate change risk and resilience assessments further enable continued improvement of water risk management over time.

Damage to critical coastal infrastructure (shipping berths, ship loaders, stackers/reclaimers, conveyors) resulting in operational and supply chain disruption	Tropical cyclone/ storm, wind, storm surge
Our coastal infrastructure is designed to withstand the wind loading and other impacts associated with extreme events, including severe tropical cyclones. Established business resilience management plans offer frameworks for response, continuity, and recovery in the event of a natural catastrophe scenario, aiming to minimise damage and resume operations swiftly. Our engineering risk assessment program, including asset-level critical risk assessments, considers natural catastrophe modelling and associated risks, if appropriate.

Damage and outages of critical electrical (motors, generators, cooling systems) and power (substations, transformers, transmission lines) infrastructure	Tropical cyclone/ storm, extreme rainfall, flooding, extreme temperatures, lightning
Electrical and power infrastructure is designed in accordance with local engineering and design standards and internal electrical safety standards and is considered in our asset-
specific climate change risk and resilience assessments. Flood risk modelling (surface water, riverine and coastal inundation) incorporating future climate change projections has been completed across our portfolio of managed and non-managed operations.

Damage to critical mining and production infrastructure (eg fixed plant, conveyors) resulting in operational disruption	Tropical cyclone/ storm, extreme rainfall and/or flooding
Critical mining and production infrastructure is designed in accordance with local engineering and design standards and are considered in our asset-specific climate change risk and resilience assessments. Assets located in tropical cyclone-affected regions have appropriate controls to minimise damage and operational downtime. Flood risk modelling (surface water, riverine and coastal inundation) incorporating future climate change projections has been completed across our portfolio of managed and non-
managed operations.

Health and safety and productivity of workforce	Extreme heat
Controls are in place to manage the risk of extreme heat for our workforce, including adequate acclimatisation prior to commencing work. Those undertaking high-risk heat tasks are monitored daily for signs or symptoms of heat illness/stress. Operator checklists ensure adequate hydration and work area management. Provision is made for cool rest areas with access to cool drinking water. Our workforce is able to self-pace their workload ensuring regular work/rest breaks.

Disruption to transport routes (maritime, rail, air and road access) and supply chain (supplies and critical spares and access to direct customers)	Tropical cyclone/ storm, extreme heat, extreme rainfall, flooding
We are working to better understand the interdependencies across our entire operation. In
2023, we operationalised analytics that provides real-time natural hazard impacts for over
50% of our tier 1-3 goods suppliers. Being alerted of potential supply disruption in real-
time allows our teams to make informed decisions to reduce supply chain disruption. This work aims to identify critical components of our product group supply chains and manage the potential adverse impacts from physical climate risk.

Acute and chronic climate change impacting closure objectives	Tropical cyclones/ storms, temperature, rainfall, flooding, sea level rise
The physical impacts of climate change are considered when planning and executing closure. Latest-generation climate change projections specific to the site are used to inform appropriate landform design, water management and vegetation selection. This is to support modelling as per local regulatory requirements and internal closure standards. Ongoing and regular monitoring and maintenance of the site is essential to ensure the effectiveness of closure measures, including monitoring water quality, soil erosion, vegetation growth and any potential contamination or instability issues.

Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	51
Climate-related metrics and targets

A)Disclose the metrics used by the
organisation to assess climate-
related risks and opportunities in
line with its strategy and risk
management process.
B)Disclose Scope 1, Scope 2, and,
if appropriate, Scope 3 GHG
emissions, and the related risks.
C)Describe the targets used by the
organisation to manage climate-
related risks and opportunities and
performance against targets.

We have identified various metrics to monitor
our climate-related risks, opportunities and
targets. Our decarbonisation strategy is
monitored by tracking progress on our
abatement projects and reporting Scope 1 and
2 emissions. On Scope 3 emissions, we track
our customer engagement on decarbonisation,
progress on individual projects and
partnerships as well as our emissions.
We provide metrics for transition-related
opportunities (the increased demand for
transition materials) on page 56. Physical risks
metrics include the financial exposure metric
and annualised damage metric on pages
57-58.
We have also disclosed other ESG-related KPIs,
metrics and targets that integrate with our
objective of achieving impeccable ESG
credentials within the respective Environmental,
Social, and Governance performance sections of
this Form 20-F. A summary of these metrics is
found on page 43 with other Group KPIs
highlighted on pages 20-22.
Scope 1 and 2: Operational
emissions targets aligned with
1.5°C
In 2023, we updated our Scope 2 emissions
reporting methodology to align with improved
and evolving global GHG emissions reporting
standards. Our primary metric for Group
emissions is a market-based methodology and
we have restated our baseline and current
emissions. Further detail on this change in
reporting and the implications for our
emissions baseline is available in our 2023
Addendum - Scope 1, 2 and 3 Emissions
Methodology report.
While there is no universal standard for
determining the alignment of targets with the
Paris Agreement goals, we conclude that our
Scope 1 and 2 targets for 2030 are aligned
with efforts to limit warming to 1.5°C. In 2021,
KPMG provided limited assurance over the
alignment of our Scope 1 and 2 targets with
efforts to limit warming to 1.5°C. They also
provided assurance of the roadmap to
delivering those targets (as set out in our 2021
Climate Change Report). KPMG provide
assurance over our 2023 reporting of progress
on our Climate Action Plan (CAP)
commitments as well as on our 2023 Scope 1,
2 and 3 emissions.
Current year progress and update
on 2025 target
Our Scope 1 and 2 emissions were 32.6Mt CO2e
in 2023. This is 6% below our 2018 baseline of
34.5Mt CO2e and slightly below our adjusted
2022 emissions of 32.7Mt CO2e (adjusted for
acquisitions). Abatement delivered by our
projects in 2023 exceeded emissions growth
from higher production giving a slight reduction in
emissions on a like for like basis.
Our 2023 emissions were slightly higher than
our actual 2022 emissions total of 32.3Mt
CO2e due to the recent acquisitions of
additional equity in OT and MRN.
Against a backdrop of rising production, the
emissions reductions achieved since 2018 are
mostly the result of decarbonising power.
These include PPAs at Escondida and the
purchase of renewable energy certificates
(RECs) at our Kennecott and Oyu Tolgoi
copper operations.
The scale of our commitments on abatement
projects has increased rapidly since we reset
our Scope 1 and 2 emissions targets in
October 2021. In 2023, we have made project
commitments which deliver abatement of
around 2Mt CO2e per year, mostly in
renewable energy contracts and certificates,
and biofuels deployment.
By 2025 we expect to have made financial
commitments to abatement projects that will
achieve more than 15% of Group emissions.
However, our actual emissions abatement will
lag this.
These delays are the result of a range
of factors including engineering and
construction timelines, pace of development
related to new technology and energy systems
in the locations we operate, and the need to
carefully integrate our ambitions with the
needs of our local communities and
stakeholder groups. We also need additional
abatement to address underlying emissions
growth as our production plans evolve.
Progress to our 2030 target
Between now and 2030, the most significant
opportunities to reduce our Scope 1 and 2
emissions are to switch the electricity we
generate or purchase to renewables, and to
address process heat emissions from our
alumina refineries.
To reach our 2030 goals, our single largest
lever - accounting for around one-quarter of
our emissions - is to develop a competitive
renewable energy solution for the Boyne and
Tomago aluminium smelters in our Pacific
Aluminium Operations (PacOps). In December
2023, we signed a PPA to buy all the electricity,
and associated green products to be generated
in the future, from the 1.1GW Upper Calliope
Solar Farm project, which if combined with more
renewable power and suitable firming,
transmission and industrial policy, could provide
part of a solution to repower Rio Tinto’s three
Gladstone production assets (Boyne aluminium
smelter, Yarwun alumina refinery and the
Queensland Alumina Limited (QAL) alumina
refinery). Once approved and developed, this
solar project has the potential to reduce operating
carbon emissions by 1.8Mt per year.
We must also execute other key projects in our
pipeline related to renewable electricity contracts
and alumina processing heat reductions to meet
our 2030 target.
We expect to make financial commitments before
the end of the decade that will result in structural
abatement of our portfolio beyond 2030. This
demonstrates our continued commitment
towards our net zero goal.
In 2023, we built a 5MW solar plant pilot
project at Kennecott Copper. We approved,
subject to regulatory approvals, a 12.4MW
solar system and a 2.1MWh battery storage
system via long-term PPAs for Amrun. There
have been continued discussions on the
proposed coastal Pilbara solar photovoltaic
with stakeholders and we progressed studies
for further solar and wind developments.
In alumina processing, we have developed a
decarbonisation energy strategy for Yarwun and
QAL refineries. We have progressed our double
digestion pre-feasibility study at QAL which
includes the construction and commissioning of a
pilot plant to provide technical inputs to support
the study. Electric boiler feasibility studies have
progressed at Vaudreuil and we have also
approved the Yarwun Hydrogen Calcination Pilot
Demonstration Program. .
Voltalia began Phase 1 construction of a
130MW solar farm for Richards Bay Minerals
(via PPA) and construction has also
commenced on the 16MW Phase 2 Wind
project at QIT Madagascar Minerals.
In the Pilbara, we remain committed to
building 1GW of renewable energy capacity.
However, due to the extended timeline for
deployment of battery electric haulage
solutions, we now estimate that 600MW to
700MW capacity is required by 2030.
We have completed the commercial and
technical due diligence of the submissions for
supply of renewable electricity to Gladstone
aluminium assets. In 2024, we aim to progress
renewable energy supply for Boyne Smelter,
launch a Request for Proposal for renewable
energy projects for Tomago, and seek renewable
energy and storage capacity for Tranche 1 of
electrification at the Gladstone alumina refineries.
While prioritising emissions reductions at our
operations, we are also investing in nature-
based solutions (NbS) that can bring benefits
to people, nature and climate. We may retire
high quality carbon credits generated by these
projects towards our 2030 targets. This will
complement our abatement project portfolio –
which aims to reduce operational emissions by
50% by 2030 – and support our compliance
with carbon pricing regulation such as the
Safeguard Mechanism in Australia.
Our emissions reporting will continue to
transparently distinguish between our
underlying operational emissions, the volume
and type of carbon credits retired and net
Group emissions.
In 2023, our net emissions total does not include
86,000 ACCUs retired for compliance with the
Safeguard Mechanism for the period 2021-22.
We expect to include ACCUs in our net
emissions figure from 2024 onwards.
Environment continued

52	Annual Report on Form 20-F 2023 | riotinto.com
Pathway to our 2030 Scope 1 and 2 emissions target
(Mt CO2e, equity basis)1

40
30
20
10
0
-50%
34.5
32.6
1.7
17.3
PacOps Electricity 26%
Other Electricity 15%
Diesel 14%
Min. Proc. 6%
Alumina Process Heat 18%
Aluminium Anodes 21%
Final schedule dependent on competitive solution
Other Elec 11%
Diesel 24%
Min. proc. 12%
Alumina Proc. 15%
Aluminium Anodes 36%
2025 target (15%)
2030 target (50%)
2018 baseline
Net movement
2023 Actuals
2022–2023 commitments under construction/ development
2024–2030 pipeline
PacOps repowering
Other required[2]
Organic growth
2030
Forecast commitments under construction at 2030

Note: small differences in chart attributable to rounding.
1.Restated emissions due to Scope 2 methodology changes. Data represent gross Scope 1 and 2 emissions and direct abatement projects.
2.“Other required” will flex over time based on abatement project delivery, growth, closures and asset changes.
Scope 3: Partnering to reduce the
carbon footprint of our value
chains
In 2023, our Scope 3 emissions were 578.1Mt
CO2e (equity basis), approximately 18 times
higher than our Scope 1 and 2 emissions. Most
of these emissions (94%) stem from customer
processing of our products, particularly iron ore
(69%) and bauxite and alumina (22%).
Scope 3 processing emissions related
to our iron ore rose from 386.6Mt CO2e in
2022 to 399.9Mt CO2e in 2023 primarily
due to an increase in production.
Downstream processing emissions from
bauxite and alumina decreased from 147.3Mt
CO2e in 2022 to 129.8Mt CO2e mostly as a
result of reduced emission intensities related
to aluminium smelting in China.
We have seen a significant increase in the
number of our customers setting public targets
for their Scope 1 and 2 emissions (our Scope
3). About 53% of our total iron ore sales are
now to steel producers with existing public
targets to reach net zero by 2050, up from
about 50% in 2022 and 28% in 2021.
Meanwhile, nearly 40% of our bauxite sales
are to customers with net zero emissions
targets, though only 13% of this is to
companies aiming for net zero by 2050.
As these numbers rise, we expect to enhance
our ability to partner through the value chain to
achieve our common sustainability objectives.
As things stand today, our analysis of our
customers’ targets and their governments’
commitments to reduce their emissions, shows a
trajectory for those processing emissions that
approaches net zero by around 2060.
We are committed to partner with our
customers and suppliers to find better ways to
help them achieve their targets a decade
earlier – reaching net zero by 2050.
To do this, we are investing in the development of
breakthrough technologies aiming to help
decarbonise our value chains and upgrading our
ores to be suitable for these.
As the world’s largest iron ore producer, we have a
key role to play in decarbonising the steel industry.
We are currently working with over 40 partners
across 50 projects in 10 countries. Supported by
research on our ore bodies, our objective is to
unlock the most sustainable and economic
pathways for our iron ores.
To reduce our Scope 3 emissions, we have defined
4+2 focus areas to address our Scope 3 emissions.
These include our four most significant categories
considering the magnitude of emissions and our
ability to drive meaningful incremental impact –
steel, alumina refining, shipping and procurement
decarbonisation. In parallel, we are also working on
two transversal programs aimed at leveraging our
size and scale to support collective industry and
policy action and enhancing emissions transparency
across our value chains.
Steel value chain: We are actively working
with our customers to help reduce their carbon
emissions from the current blast furnace
process. We have progressed the design plan
of the Baowu Meishan microwave lump drying
pilot plant and are also testing increased lump
usage in the blast furnace with POSCO and
Zenith. An economically viable carbon capture
technology with Shougang that could capture
blast furnace gas is also currently in
development.
As part of our focus on emerging pathways,
we aim to utilise our high-grade iron ores to
accelerate the early proliferation of low-carbon
technologies. During the year, we signed a multi-
year agreement to supply high grade direct
reduction iron ore pellets from IOC operations to
H2 Green Steel’s integrated steel plant. We are
also evaluating a portfolio of options in energy-
advantaged regions (Canada, US, Europe,
Australia, and the Middle East) to accelerate the
build-out of natural gas and, eventually, hydrogen
shaft furnace solutions.
Due to the scarce availability of high-grade ore,
the main focus of our research and development
is on a range of new technologies that unlock
competitive low-carbon pathways for low and
medium-grade iron ores.
We are working to solve the key constraints to
this, notably removing impurities found in low-
mid grade iron ores prior to/during iron and
steel making.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	53
We are currently evaluating the extent to which
impurities can be economically removed from our
Pilbara blend ores prior to processing and have
completed mineral resource and inventory
reviews to understand how much of our
future reserves are suitable for upgrading. Our
detailed feasibility study related to BioIron™ has
been completed and we have progressed
research on the pelletisation of Pilbara ores.
In 2023, we spent $28 million on steel
decarbonisation initiatives, and have set
specific action-oriented targets for
steel decarbonisation.
We estimate that we will spend $100 million
on steel decarbonisation in 2024.
Approximately one third of this will be capital
expenditure on BioIron™ (subject to approvals
and technical feasibility), with the remainder
being operational expenditure on our other
partnerships.
Aluminium value chain: The majority of our
product is processed in China using coal-fired
refining and smelting processes, where we
have little influence over the power source for
these electricity grids. Because of this, our
short-to-medium-term focus is to help our
customers improve the alumina refining
process to increase energy efficiency and
optimise the use of our bauxite. This is mostly
via sweetening and improved digestion and
renewable energy for heat source via
hydrogen calcination and electric boilers in the
longer term.
In 2023 we worked with three key customers
representing more than 47% of our bauxite sales,
to shortlist potential areas for future collaboration
and we are now developing action plans to
collaborate in priority ESG areas.
Procurement: Due to the nature of our
businesses, many of our purchased inputs are
from hard-to-abate sectors, such as caustic,
coke, pitch and steel. In 2023 we completed a
study to understand the sources of our
procurement-related emissions. This
enhanced our understanding of the sources
and nature of our procurement-related
emissions, including our highest emitting
categories and suppliers, and potential
abatement solutions.
Shipping: Our Scope 3 emissions from
shipping and logistics are 9.2Mt CO2e. We
have achieved a 37% emissions intensity
reduction relative to 2008 by incorporating
larger, more efficient vessels such as
Newcastlemaxes into our fleet, implementing
various design improvements and technical
modifications, and by ensuring the
implementation of speed and route
optimisation measures.
We continue to explore opportunities for
biofuels and liquid natural gas (LNG) and are
focused on bringing dual fuel, net zero vessels
into our portfolio by 2030.
Although the economics of implementing
these fuels remain challenging, a 12-month
biofuel trial has been completed on our owned
vessels which affirmed the fuel’s technical
viability for existing vessels.
Scope 3 near-term targets
By holding ourselves accountable on real and
measurable commitments in the near term, we
can help to make sure technologies are
developed early enough to accelerate the
transition in the long term.
Therefore, this year we have set specific near-
term targets for steel, alumina refining,
shipping and procurement decarbonisation.
To accelerate steel decarbonisation, we have
set targets to support our customers to reduce
blast furnace emissions by 20-30% by 2035,
halve our Scope 3 emissions from IOC by
20351 relative to 2022 levels, commission the
BioIron™ continuous pilot plant (CPP)1, shaft
furnace (DRI) and Electric Smelting Furnace
pilot plant by 2026 and finalise the Pilbara
beneficiation pilot plant study by 2026.
In alumina decarbonisation, we are committing to
partnerships with the goal of  improving energy
efficiency, specifically via implementing and
validating digestion improvement technology and
developing approaches to control or remove
organic compounds from the refining process.
We are also committing to developing
technologies that reduce moisture in our bauxite.
In relation to shipping emissions, we are
aiming to reach net zero by 2050, have 10% of
our chartered fleet using net zero fuel by 2030
(as per our First Movers Coalition pledge),
achieve a 40% emissions intensity reduction
by 2025 with a 50% reduction by 2030, and
improve emissions reporting accuracy using
actual voyage data in 2024.
To help decarbonise our procurement, starting
in 2024, we will engage with our top 50
suppliers on decarbonisation and incorporate
it as a key criterion for all new sourcing in
high-emission categories.
1.Subject to funding approval and technical feasibility.
2023 Scope 3 emissions by category and source (equity basis)
578.1Mt CO2e (2022: 583.9Mt CO2e)

<1% - DRI-EAF
399.9
129.8
13.6
9.2
25.6
7% - Coke production
9% - Steel convertor
20% - Sinter plant
63% - Blast furnace
68% - Smelting (electricity)
2% - Refining (electricity)
18% - Smelting (anodes and other)
12% - Refining process heat
Other customers
54% - Chartered vessels
32% - Raw materials, explosives, global equipment
Other customers
Marine and logistics
Iron Ore
Bauxite and aluminium
Procurement

Environment continued

54	Annual Report on Form 20-F 2023 | riotinto.com
Scope 1 and 2 greenhouse gas emissions – equity basis (Rio Tinto share1). Performance against target

Equity greenhouse gas emissions (Mt CO2e)	2023	2022	2018
Baseline Scope 1 and 2 emissions	32.6	32.7
Carbon offsets retired	0	0.0
Baseline net Scope 1 and 2 emissions[2]	32.6	32.7
2018 emissions target baseline (adjusted for acquisitions and divestments)			34.5
Our 2030 greenhouse gas emissions targets are to reduce our absolute Scope 1 and 2 emissions by 15% by 2025 and 50% by 2030 compared with our 2018 equity baseline. Please see page 150 of this report and our 2023 Addendum - Scope 1, 2 and 3 Emissions Calculation Methodology report for further detail on our emissions reporting methodology.
Changes to our 2018 baseline include: Scope 2 update to market-based methodology, the additional equity share of the Oyu Tolgoi mine that was purchased in mid-December 2022, and the additional equity share of MRN purchased in 2023 so a like-for-like comparison can be done on progress. We have also adjusted our 2022 emissions total to compare our actual progress on abatement in 2023 relative to other changes at our operations.
The baseline value is based on the current equity in each asset, including zero equity in divested assets.This differs from the "Scope 1, 2 and 3 greenhouse gas emissions - equity basis" table which does not get adjusted with asset or equity changes.
1. Rio Tinto share (equity basis) represents emissions from our benefit or economic interest in the activities resulting in the emissions.
2. Scope 2 emissions in the Baseline are calculated using the market- based method.
Scope 1, 2 and 3 greenhouse gas emissions – equity basis

Equity greenhouse gas emissions (Mt CO2e)	2023	2022	2021	2020	2019
Scope 1 emissions	23.3	22.7	22.9	23	23.1
Scope 2: Market-based emissions[1]	9.3	9.6	10.1	10.4	9.9
Total Scope 1 and 2 emissions	32.6	32.3	33	33.4	33
Carbon offsets retired[2]	0	0	0	0	0
Total net Scope 1 and 2 emissions (with offsets retired)	32.6	32.3	33	33.4	33
Scope 2: Location-based emissions[3]	7.8	8.2	8.5	8.6	8.1
Scope 3 emissions	578.1	583.9	558.3	576.2	—
Operational emissions intensity (tCO2e/t Cu-eq)(equity)[4]	6.8	7	7.2	7	6.8
Direct CO2 emissions from biologically sequested carbon (eg CO2 from burning biofuels/biomass)[5]	0.03	0	0	0	0
Queensland Alumina Limited (QAL) is 80% owned by Rio Tinto and 20% owned by Rusal. However, as a result of QAL's activation of a step-in process following the Australian Government’s sanction measures, Rio Tinto is currently entitled to utilise 100% of the capacity at QAL, but paying 100% of the costs for as long as that step-in continues. Our 2023 equity emissions and our 2018 baseline include QAL emissions on the basis of Rio Tinto’s 80% ownership.  In 2023, the additional emissions associated with the step-in were 0.8Mt. Rusal has commenced proceedings challenging the validity of the step-in and the sanctions regime may change over time, such that the duration of the step-in remains uncertain. Historical Scope 1 and 2 emissions have been restated to reflect improvements in data quality.
1. Scope 2: Market-based emissions reported as zero include Escondida, Resolution Copper, Weipa and Kennecott Copper with surrendered Renewable Energy Certificates (RECs) and Oyu Tolgoi
I-RECs from Inner Mongolia and nearby provinces. QMM has a wind and solar contract with energy attributes.
2. In 2023, we did not reduce our reported net emissions by using any surrendered carbon units as eligible offsets retired. Our net emissions total does not include 86,000 ACCUs retired for compliance with the Safeguard Mechanism for the period 2021-22. We expect to include ACCUs in our net emissions figure from 2024 onwards.
3. Scope 1 and 2 equity emissions total – Location-based: 31.1Mt CO2e.
4. Historical information for copper equivalent intensity has been restated in line with the 2023 review of commodity pricing to allow comparability over time.
5. GHG Protocol Corporate accounting and reporting standard recommends disclosure of CO2 emissions from biologically sequestered carbon for transparency. These are from biofuel use and are not classified as our Scope 1 emissions.

2023 equity greenhouse gas emissions by location (Mt CO2e)	Scope 1 Emissions (Mt CO2e)	Scope 2 Emissions[1] (Mt CO2e)	Total Emissions (Mt CO2e)
Australia	13.0	6.3	19.2
Canada	6.4	0.0	6.4
Africa	0.5	1.3	1.8
US	0.9	0.0	0.9
Europe	0.3	1.7	2.0
South America	0.5	0.0	0.5
Mongolia	0.2	0.0	0.2
New Zealand	0.5	0.0	0.5
Other	0.9	0.1	0.9
Total	23.3	9.3	32.6
1. Scope 2 emissions in this table are calculated using the market-based method.
Note: The sum of the categories may be slightly different to the Rio Tinto total due to rounding.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	55
Transition materials metrics
The following table provides metrics related to the first two pillars of our business strategy (grow in materials essential for the energy transition and accelerate the decarbonisation of our assets).
These metrics are production, revenue, capital expenditure, operating assets and emissions associated with each of our products. These products are classified as key transition materials (KTM) and other transition materials (OTM) aligning with the CA100+ Net Zero Standard for Diversified
Mining Companies. The table also includes iron ore and gold as transition neutral materials (TNM). We divested the last of our coal assets in 2018.

Commodity	Classification	Year ended 31 December	Production[1]	Revenue[2] US$m	Capital expenditure[3] $m	Operating assets[4] $m	Emissions Mt CO2e5,6	2024 Guidance Rio Tinto production share, unless otherwise stated
Lithium	KTM	2023	–	–	27	834	–	–
('000 tonnes)		2022	–	–	15	835	–	–
Copper[7] (Mined)	KTM	2023	562	2023: 6,625 2022: 6,618	2023: 2.474 2022: 1,942	2023: 21.046 2022: 18,463	2023: 1.1 2022: 1.7	Mined copper: 660 to 720kt Refined copper: 230 to 260kt
('000 tonnes)		2022	521
Copper[7] (Refined)	KTM	2023	175
('000 tonnes)		2022	209
Silver (Mined)	OTM	2023	3,811
('000 ounces)		2022	3,940
Silver (Refined)	OTM	2023	1,407
('000 ounces)		2022	1,950
Molybdenum	OTM	2023	2
('000 tonnes)		2022	3
Gold (Mined)	TNM	2023	282
('000 ounces)		2022	235
Gold (Refined)	TNM	2023	74
('000 ounces)		2022	114
Aluminium[8]	OTM	2023	3,272	9,272	906	11,919	17.2	3.2 to 3.4Mt
('000 tonnes)		2022	3,009	10,738	925	10,131	16.5
Alumina[8]	OTM	2023	7,537	1,288	325	1,315	5.9	7.6 to 7.9Mt
('000 tonnes)		2022	7,544	1,636	356	2,400	5.7
Bauxite[8]	OTM	2023	54,619	1,648	226	2,649	0.9	53 to 56Mt
('000 tonnes)		2022	54,618	1,607	204	2,458	0.9
Minerals[9]	OTM/TNM	2023	See footnote 10	3,240	380	4,102	2.8	Titanium dioxide slag: 0.9 to 1.1Mt
(‘000 tonnes/carats)		2022		3,485	332	3,955	3.0
Iron Ore	TNM	2023	290,171	33,772	3,193	20,581	3.7	IOC[11] iron ore pellets and concentrate: 9.8 to 11.5Mt Pilbara iron ore (shipments, 100% basis): 323 to 338Mt
('000 tonnes)		2022	283,247	32,801	3,273	19,525	3.7
Metallurgical Coal	Not applicable	2023	–	–	–	–	–	–
('000 tonnes)		2022	–	–	–	–	–	–
Thermal Coal	Not applicable	2023	–	–	–	–	–	–
('000 tonnes)		2022	–	–	–	–	–	–
Further notes on production and capacity
Mined copper: On track for 1Mt copper production within five years.
Recycled aluminium (Matalco): System capacity of 900kt; production of 582kt in 2023.
Lithium carbonate (Rincon 3000): System capacity of 3,000 tonnes by the end of 2024.
Iron ore (Pilbara System): System capacity of 345-360Mt mid-term.
Iron ore dual fines product of blast furnace and direct reduction fines (Simandou): 60Mtpa production target (Rio Tinto share of 27Mt). The estimated annualised capacity of approximately 60 million dry tonnes per annum iron ore for the Simandou life of mine schedule was previously reported in a release to the ASX dated 6 December 2023 titled “Investor Seminar 2023”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed.
1.Production figures are measured according to Rio Tinto's ownership % share of each site. For further details on the share %, see pages 297 and 298 of this Form 20-F where these have been highlighted.
2.Revenue reflects third party sales by product on a consolidated basis inclusive of our share of equity accounted units.
3.Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment, capitalised evaluation costs and other intangible assets, inclusive of our share of equity accounted units and reported by product.
4.Operating assets by product recorded above are the net assets of subsidiaries, joint operations and the Group’s share relating to equity accounted units adjusted for net (debt)/cash and post-
retirement assets and liabilities, net of tax, after the deduction of non-controlling interests.
5.Scope 1, 2, and 3 emissions are measured on an equity basis and align to the Rio Tinto ownership % share used to record production values. For additional information on our emissions methodology, see our 2023 Sustainability Fact Book at riotinto.com/sustainabilityreporting.
6.The emissions in this table are Scope 1 and 2 GHG emissions for the operating sites producing the commodity listed. The total differs from the full Group share reported numbers as these exclude development, closure sites, marine and corporate emissions.
7.Copper production from Oyu Tolgoi, Kennecott and Escondida has been certified under the Copper Mark system. The Copper Mark certification for Escondida has been obtained via BHP who is the majority partner.
8.For a list of assets certified under the Aluminium Stewardship Initiative, see our 2023 Sustainability Fact Book.
9.Minerals comprise titanium dioxide slag (KTM), borates (TNM), salt (TNM) and diamonds (TNM).
10.2023 Mineral production is as follows:
–Titanium dioxide slag (‘000 tonnes): 1,111 (2022: 1,200)
–Borates (‘000 tonnes): 495 (2022: 532)
–Salt (‘000 tonnes): 5,973 (2022: 5,757)
–Diamonds (‘000 carats): 3,340 (2022: 4,651)
11.Iron Ore Company of Canada continues to be reported at Rio Tinto share.
Environment continued

56	Annual Report on Form 20-F 2023 | riotinto.com
Physical climate risk and resilience
Modelling financial exposure to
physical climate risk
Throughout 2023, we advanced our climate
physical risk modelling, in collaboration with our
climate risk consultants Marsh, and used
modelling from XDI. Our latest analysis estimates
the expected financial losses for individual
assets, considering various time horizons and
emission scenarios caused by discrete physical
climate hazards. This analysis shows the
potential financial losses associated with asset
damage, but excludes the losses associated with
business interruption or productivity loss. The
latter, while considered in the formulation of the
analysis, was excluded due to the complexity of
our value chain and the increased subjectivity of
loss attribution. This aspect may be considered in
future years and requires further analysis to fully
assess financial consequences.
Understanding and quantifying our financial
exposure to these physical climate risks is
important for prioritising our adaptation and
investment decisions, safeguarding our
assets, maintaining operational resilience,
ensuring long-term profitability, and aligning
with the evolving expectations of investors,
regulators and stakeholders.
This modelling process and methodology
considers the following:
1.Asset portfolio: encompasses a significant
breadth of assets, including mining assets
and critical infrastructure components,
which are integral to our operations. Our
modelling has considered over 18,000
individual points, each with unique latitude
and longitude coordinates, representing
assets across 76 sites in 18 countries.
Assets are geolocated, facilitating the
assessment of climate-related risks and
hazards to their specific geographic
location. Each point is assigned one of 28
asset archetypes, representing our diverse
asset base. These archetypes best define
the engineering characteristics and
specifics of that point and determine the
vulnerability to damage by different climate
hazards. Archetypes do not capture unique
design and engineering attributes of each
asset.
Only active industrial and mining facilities
were modelled, including non-managed
operations. Corporate offices and remote
operation centres have been modelled but
are not presented in this analysis. Assets in
our closure portfolio have not been
modelled, but are considered in bottom-up
physical risk and resilience assessments.
2.Climate scenarios, time horizons and
hazards: modelling considers two future
emissions scenarios - Representative
Concentration Pathways (RCPs) - from
the IPCC, including RCP4.5 (intermediate
greenhouse gas emission scenario)
and RCP8.5 (high greenhouse gas
emission scenario).

Emission scenario	Description and outcome
Intermediate emissions scenario IPCC Representative Concentration Pathway 4.5 (RCP4.5)	Emissions peak around 2040, then decline. Relative to the 1986-2005 period, global mean surface temperature changes are likely to be 1.1°C-2.6°C by 2100.
High emissions scenario IPCC Representative Concentration Pathway 8.5 (RCP8.5)
Emissions continue to rise
throughout the 21st century
and is considered a worst-
case climate change
scenario. Relative to the
1986-2005 period, global
mean surface temperature
changes are likely to be
2.6°C-4.8°C by 2100.

Source: The Intergovernmental Panel on Climate Change
Our physical climate risk modelling considers
present day (short term) and future risks.
Multiple future time horizons are modelled,
including 2030 (medium term), 2040 and 2050
(long term). Eight climate hazards are
modelled in this analysis, including flooding
(riverine and surface water), coastal
inundation, including sea level rise, extreme
heat, cyclonic wind, extreme wind, forest fire
and freeze-thaw.
3.Annualised damage (AD): the output of
the modelling is calculated for each asset
under various climate scenarios, time
horizons and hazards. AD, expressed as a
percentage, represents the expected
average annual damage to an asset
attributable to climate-related hazards
relative to a fixed value (eg $1 million). As
such, an AD of 0.5% would mean that for
every $1 million of exposure, $5,000 could
be damaged, on average, in any given year.
Asset-specific outputs have been
aggregated to the site, region and Group
level. Risk categorisation is based on the
AD values, with thresholds set at <0.2% for
low AD risk, 0.2-1% for medium AD risk,
and >1% for high AD risk.
Estimates consider a stationary “do nothing”
approach for our operating assets and does
not consider present or future controls,
adaptation/resilience projects that will likely
materially impact our AD cost.
Annualised damage risk scores
At the Group level, present day AD losses fall
within the initial range of the medium AD risk
category (0.2-1%). Considering projected
future emission scenarios by 2050, increases
in AD are expected. This places the Group’s
AD in the intermediate range of the medium
AD risk category, potentially exceeding a two-
fold rise from present values.
Currently, across nine core climate geographies
where we operate, the risk of AD is low in three
regions, medium in five and high in two. Notably,
sites located in Asia, the Middle East and Guinea
are the primary contributors to the highest risk
classification. In both the intermediate and high
emissions scenarios, by 2050, eastern Australia
and New Zealand are also expected to be
classified as high risk with up to a four-fold
increase in AD. This is principally due to the
potential effects of coastal inundation, surface
water flooding
and cyclonic winds. Other notable increases
in risk are in Europe and the Middle East
(an approximate 60% increase). The risk trend in
Asia is steady through time.
In assessing the risk of various hazards under
different emissions scenarios projected for
2050, there is a notable shift in the risk profile
for various perils across our operating sites.
The number of sites at risk from coastal
inundation, riverine flood and surface water
flood increase under both future emission
scenarios. Of all hazards, riverine flood sees
the largest increase by 2050 under a high
emissions scenario. The number of operating
sites at risk from cyclonic wind, extreme wind,
forest fire, freeze-thaw and soil subsidence
are not expected to materially change with
future emissions scenarios.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	57
Annualised damage risk | Group and regional

		Intermediate emissions scenario			High emissions scenario
	Present	2030	2040	2050	2030	2040	2050

Rio Tinto Group

Africa

Asia

Australia East and New Zealand

Australia West

Canada East

Canada West

Europe and Middle East

South America

US

Low risk (<0.2%)	Medium risk (0.2-1%)	High risk (>1%)

Considerations and limitations
In our 2023 climate physical risk modelling
analysis, we acknowledge several limitations and
uncertainties inherent in the methodology and the
long-term nature of the assessment.
Climate change modelling is subject to inherent
uncertainties stemming from the dynamic nature
of the Earth’s climate system and from the
unpredictability of future GHG emissions. Climate
change scenarios should be regarded as
representations of a plausible future (what may
happen in the future) and not as forecasts or
predictions (what will happen in the future).
These factors contribute to a range of possible
outcomes. However, despite these challenges,
such models are useful for assessing potential
risks and informing strategic decision-making for
climate-resilient infrastructure and adaptation.
Furthermore, the accuracy of our analysis is
contingent upon the quality and completeness
of asset data and asset operating status. We
have assumed there is no change in our
operating assets and their value, not
accounting for potential changes in types of
operations, locations or design standards over
time. Each asset was assigned an appropriate
archetype, which best defines its engineering
characteristics and subsequent vulnerability to
specific hazards. This does not fully capture
the unique design and engineering attributes
of each asset, which may impact the resultant
risk profile.
This analysis represents our initial perspective
and is iterative, evolving with new scientific
insights, climate projections, and
advancements in risk modelling. We plan to
regularly update this analysis to reflect our
dynamic asset base.
The outcomes of this work will inform our
areas of focus and refine our physical
resilience program for 2024.
2023 progress on physical risk
and resilience
Throughout 2023, we made progress on
quantifying, managing and adapting to our
physical climate risks.
–Advancing our bottom-up physical
resilience assessments: progress in the
Pilbara centered on further validation and
quantification of physical climate-related
risks from the 2022 climate change
assessment and progress embedding
physical resilience into business-as-usual
management actions. We also conducted
asset-level resilience assessments across
our Canadian sites, including those in
Saguenay, BC Works and IOC, as well as at
our Simandou Iron Ore Project in Guinea
and at Weipa and Yarwun in Australia. We
have completed flood risk screening for all
of our managed and non-managed assets.
–Quantifying our top-down financial risk
exposure: scenario analysis was
conducted across our global portfolio to
quantify the financial impacts of physical
climate risk.
–Global Industry Standards on Tailings
Management (GISTM): in accordance with
GISTM guidelines, we initiated a climate
resilience assessment process for our
tailings storage facilities (TSFs). The
approach tests the design basis of each
TSF component considering future climate
change. Initially focused on 14 extreme and
high-risk consequence TSFs, which we
completed in 2023. Assessments for all
remaining facilities will be completed by
August 2025.
–Technical adaptation and guidance: in
2023, we developed a new internal leading
practice guideline on how to incorporate
climate change into mine water
management planning. This guidance
provides insights on when and how to
model the impacts of climate change to
inform hydrological design.
–Supply chain: this year, we operationalised
analytics that provide real-time natural hazard
monitoring for 50% of our supply chain (tier 1-3
goods suppliers). Being alerted of potential
supply disruption in real time provides our
teams with the opportunity to make informed
decisions to reduce supply chain disruption.
In 2024, we will progress bottom-up physical
risk and resilience assessments across our
operating sites and across our TSFs, in
accordance with the GISTM. Climate physical
risk modelling completed in 2023 has provided
us with valuable data which will be used to
focus our activities in 2024 and beyond.

For more information on physical risk and resilience see riotinto.com/climaterisk.
Environment continued

58	Annual Report on Form 20-F 2023 | riotinto.com
Environmental stewardship

As environmental stewards, we focus on
responsibly managing shared resources to
protect the health, safety and livelihoods of
local communities. We manage risk to
minimise adverse environmental impacts
from our operations and to sustain our
shared ecosystems, planet and natural
resources for future generations.
2023 progress
In 2023, we continued to strengthen our
approach to environmental risk
management by updating and implementing
a shared language, developing a
standardised set of controls and associated
performance requirements and ensuring we
are assessing the full breadth of potential
environmental impacts in a consistent way
across our business. This is evident in our
Group environmental risk taxonomy and
consequence descriptions for risk and
incidents.
As a forum member of the Taskforce on
Nature-related Financial Disclosures
(TNFD), we have undertaken pilots of the
prototype risk management and opportunity
disclosure framework at our Simandou site
in Guinea and at Greater Hope Downs in
Australia. The final framework was released
in September 2023. Through our
membership with  ICMM, we are engaging
with our industry peers to develop mining
sector-specific guidance for TNFD. We have
also refreshed our approach to managing
nature-related risk and are developing a
pathway to increasing our environment-
related disclosures in line with the
requirements of TNFD. As part of the
Health, Safety, Environment and Security
Transformation Program, we continue to
improve how we manage our environmental
data. Access to trusted and timely
environmental data across all Saguenay–
Lac-St-Jean sites is supporting decision
making, meeting the growing demand for
transparency and enabling us to set
meaningful targets for continuous
improvement in environmental performance.
A project is underway to optimise
environmental data collection across the
business, leveraging existing tools as much
as possible.
We have also worked to build a more
consistent approach to environmental
management and embed it across our
business processes throughout the lifecycle
of our operations. To support our assets in
managing their overall health, safety and
environmental performance, we continue to
evolve our approach. We recently
incorporated environmental and health risk
ownership and performance management
into our safety maturity model (SMM).

Water
Water is a shared resource critical to
sustaining biodiversity, people and
economic prosperity. Increasingly disrupted
weather patterns and more extreme weather
events due to climate change, and a
growing world population, mean efficiently
managing water is more important than
ever.
The way we think about water and manage
associated risks reflects the diversity of our
operations and geographic locations. A
small proportion of our assets operate in
water-scarce regions, while others must
remove excess water to allow safe mining
operations. These are examples of the
many potential risks we manage across the
lifecycle of our diverse operations.

We share water with the communities and
ecosystems surrounding our operations, so
we aim to avoid permanent impacts on
water resources by carefully managing the
quality and quantity of the water we use and
return to the environment. This means
balancing the needs of our operations with
those of the local communities and
ecosystems. We do this while considering
the impact of climate change, already felt in
the level of rainfall and water security at
some of our operations. We understand this
responsibility extends beyond the life of our
operations.
To address this complexity, we adopt a
catchment-level approach to developing
potential solutions and managing our risks
and impacts within our operations. We use
2030 water stress as determined by the
World Resource Institute (WRI) to identify
operational catchments of most concern.

For more information see www.riotinto.com/water.

First major mining company to publish site-by-site water
usage data
In 2023, on World Water Day, we became the first major mining company to release our site-by-site water usage. The interactive online map shows surface water usage across our global network of managed sites in 35 countries.
For each site included, the database shows permitted surface water allocation volumes, annual allocation usage and the associated catchment runoff from average annual rainfall estimates.
These disclosures allow us to engage closer with our stakeholders and be even more transparent, while we continue to focus on becoming better water and land stewards for future generations.

For more information see www.riotinto.com/watermanagement.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	59
Group water risk profile (percentage of
managed operations)
To manage our water impacts, we first need to
understand the specific risks at more than 50
operating sites, as well as our overall Group
impacts. To do this, we have developed a water
risk framework that considers:
–water resource
–quality and quantity
–dewatering
–long-term obligations.
We use this framework to identify, assess and
manage water risks. This comprehensive
approach extends beyond our mandatory
reporting obligations and allows us to have
relevant conversations about water risks
internally and with stakeholders in the
communities where we operate. In 2023, we
continued to embed the Group water control
library, a suite of critical controls and their
associated performance requirements to
manage our water risks.
Our Group water risk profile shows the level of
exposure against each of the four risk
categories. Most of our water risks sit in the
low to moderate range. There are some in
very high and high categories for each.
Regardless of the level of risk, we apply
rigorous standards and processes to
manage them. Below we give examples
of how the risk framework has been
applied across some of our assets with
site-based targets.

Water resource Is there enough water available for both environment needs, community needs and our operational use?
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

2023 progress
Our water balance
Our Group water balance outlines where water
was withdrawn from, discharged to, recycled
or reused and consumed at our operations.
The reported categories correlate with the
requirements of ICMM and global reporting
initiatives.
We also report on our aggregated water
balance for sites in water-stressed areas.
We assess water stress using the WRI’s
Aqueduct Water Risk Atlas mapping tool.

For more information see our 2023 Sustainability Fact Book at riotinto.com/sustainabilityreporting.
Our water numbers
Our total operational withdrawals for 2023
were 1,170GL (2022: 1,173GL.). Freshwater,
or category 1 quality, withdrawals accounted
for 424GL or 36% of this total (2022: 432GL).
Freshwater is generally suitable for
consumption with minimal treatment required.
Where possible, we aim to minimise our
extractions from water sources of this quality.
Total discharges for 2023 were 692GL (2022:
694GL). Total water recycled or reused for
2023 was 303GL (2022: 312GL).
Our 2019–2023 water targets
Our five-year water targets allow us to be
more transparent about our water usage, risk
profile, management and specific challenges.
These targets, and the data required to
measure progress against them, are helping
us become better water stewards.
Our water targets were set in 2019 and
consisted of one Group target and six site-
based targets, reflecting our catchment-based
approach and recognising that we manage
vastly different water-related risks across our
business.
The site-based targets were chosen based on
their water risk profile, our ICMM
commitments, and local community and
environmental interdependencies.
Environment continued

60	Annual Report on Form 20-F 2023 | riotinto.com
We successfully achieved our Group target in
2023. A disclosure platform was developed
and released, making public detailed
information about annual surface water usage
across our global network of managed sites in
35 countries; a first for the mining industry.
We attained four of our six site-based water
targets with improved understanding of our
responsibilities for water stewardship evident
throughout the business. Refer to the table
below for further details.
Throughout 2023, we continued embedding
our water risk framework and associated
controls across our product groups, and
commenced the development and
socialisation of our next round of nature-
related targets. Further details on the new
target program will be released during 2024.
Progress against our targets

Group target	Water risk theme	Status	Commentary
Rio Tinto Group (Tier 11)
By 2023, we will disclose – for all managed
operations – permitted surface water allocation
volumes, annual allocation usage and the associated
surface water allocation catchment rainfall-runoff
volume estimate.
	Water resource	Attained	A disclosure platform was developed and released in 2023, making public detailed information about annual surface water usage across our global network of managed sites in 35 countries.
Site-based target	Water risk theme	Status	Commentary
Pilbara operations, Iron Ore (Tier 1)
Our Iron Ore product group will complete six managed aquifer recharge investigations by 2023.	Dewatering (aquifer reinjection)	Attained	Successful completion of six managed aquifer recharge investigations with another three investigations underway. Two of the investigations resulted in ongoing recharge programs.
Oyu Tolgoi, Copper (Tier 1)
Oyu Tolgoi will maintain average annual water use efficiency at 550L/tonne of ore to concentrator from 2019-23.	Water resource (intensity and efficiency)	Attained	Oyu Tolgoi maintained its average annual water use efficiency below 550L/ tonne for the period 2019-23. Oyu Tolgoi remains one of the most efficient copper operations in the industry.
Kennecott Utah Copper, Copper (Tier 1)
Kennecott will reduce average annual imported water per ton of ore milled by 5% over the 2014-18 baseline of 393 gal/ton (1,487L/ton) at the Copperton Concentrator by 2023.	Water resource (import reduction)	Not attained
With the exception of 2019, annual concentrator water intensity has remained above the 2014-2018 target baseline. Required changes to the concentrator process during 2020 resulted in increased water usage compared to the initial target baseline. Kennecott’s water usage has trended down since the implementation of these changes. Kennecott’s commitment to improve water efficiency through the concentrator successfully reduced intensity in 2022 and 2023 to approximately 10% lower than the period peak recorded in 2021.

Ranger Mine[2], Energy Resources of Australia Limited (ERA), Closure (Tier 1)
ERA will achieve the planned total process water inventory treatment volume by 2023, as assumed in the Ranger water model.	Quantity/quality (inventory reduction)	Not attained
Since the commencement of the Water Target in 2019, ERA has implemented the process water treatment capacity upgrades that were envisaged in the Ranger closure plan of the time, including an upgrade to the capacity of its Brine
Concentrator and the construction and subsequent upgrade of a Brine Squeezer.
Despite these upgrades, process water treatment rates have not met expectations.
Other changes in project schedule mean that the assumptions behind the Ranger water model used to set the Water Target are no longer valid.
A feasibility study refresh completed in 2023 identified that ERA should move to a program management approach to the rehabilitation of Ranger, with additional studies required for the later stages of the project. The outcome of these additional studies will ultimately lead to an updated Ranger water model and a revised plan for process water treatment.

QIT Madagascar Minerals (QMM), Minerals (Tier 23)
QMM will develop and implement an improved integrated site water management approach by 2023.	Quantity/quality (discharge quality)	Attained
Actions committed to and in-progress as part delivery of the site-based water target include:
–updated water management strategy and vision
–host community engagement in water management activities
–establishing a water treatment plant
–improvements in data integrity and capability in testing controls
–improved transparency and disclosure of water information
–improvements in host community access to potable water.

Queensland Alumina Limited (QAL), Aluminium (non-managed joint venture) (Tier 2)
QAL will complete the following four water-related
improvement projects from the QAL five-year
environment strategy by 2023:
–Project L1: integrity of bunds and drains
–Project W3: caustic pipe and wasteline 4 integrity
–Project W6: residue disposal area surface/
ground water impacts
–Project W7: residue disposal area release to
receiving environment.
	Quality/quantity (discharge quality) Joint venture performance improvement	Attained	Progress of nominated water-related improvement projects is aligned with current project schedules. Refer to the 5-Year Environment Strategy on QAL’s website for further details.

For more information about our progress against our site-based water targets see www.riotinto.com/water.
1.Tier 1 water targets form part of the Rio Tinto external limited assurance program.
2.Ranger Mine is owned and operated by ERA. Rio Tinto is a 86.3% shareholder in ERA.
3.Tier 2 water targets do not form part of the Rio Tinto external limited assurance program.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	61
Biodiversity
We are dependent on healthy ecosystems to
run a successful business and we recognise
our responsibility to effectively mitigate the
impact of our operations on nature.
Healthy natural environments with functioning
ecosystems are key to climate resilience. They
also provide important services to the
communities where we operate and our
business. We are committed to protecting
biodiversity, and our ambition is to achieve no
net loss where we operate. This means
striking a balance between negative impacts
on biodiversity and positive outcomes
achieved through mitigation.
2023 progress
We are active members of ICMM and other
industry associations and working groups
seeking to drive improvements for our
industry. Our involvement in the ICMM
Taskforce on Nature-related Financial
Disclosures (TNFD) working group, Global
Reporting Initiative (GRI) Biodiversity
Technical Committee and the ICMM Nature
Working Group have contributed to the
development of important industry resources:
the TNFD framework, the draft GRI
Biodiversity Standard, and ICMM’s Nature
Position Statement.
We continue to assess the sensitivity of our
activities by using global datasets of
threatened species and conservation and
protected areas, developed by the UN
Environment Programme World Conservation
Monitoring Centre (UNEP WCMC). Together
with the UNEP WCMC, we completed an
updated biodiversity sensitivity study in 2023
to inform risk prioritisation across our
activities, including exploration and projects,
and support allocation of resources. Work will
continue in 2024, to be guided by the
recommendations of the TNFD framework.
We continue to innovate to help us become
better environmental stewards. In 2023, in
partnership with the UNEP WCMC, we piloted a
standard method for efficiently identifying
potential actions to deliver conservation value
beyond the management of our direct impacts.
Together with UNEP WCMC, we conducted
TNFD pilots at two sites (Simandou in Guinea
and Greater Hope Downs in Western Australia)
to inform the development of the framework.
This process provides us with a better
understanding of our impacts, dependencies
and importantly, the key environmental
monitoring and management activities that will
underpin future disclosure requirements.
In 2023, we continued the independent review
of monitoring programs at our high-priority
biodiversity sites.
This involved ensuring management plans and
actions adequately address biodiversity risks.
We completed this review at our Richards Bay
Minerals (RBM) site in 2023, with further
efforts planned for 2024.
We also submitted a revised Environmental
and Social Impact Assessment (ESIA) for our
planned mine and rail activities at our
Simandou project in Guinea, drawing on data
collected over the last decade, and have
progressed work to deliver an ESIA in 2024 for
the planned development of the port.
At our Weipa operations, we continue to use
machine-learning solutions to support research
and monitoring of the endangered Palm
Cockatoo and have partnered with the
Australian National University and Australia
Zoo’s Wildlife Warriors to better understand the
challenges faced by this species. This ensures
that leading conservation science informs our
decisions and helps bring balanced
perspectives, innovation and best practice to
responsible environmental stewardship.

For more information about our biodiversity work see riotinto.com/biodiversity.

Land
2023 progress
In 2023, we rehabilitated 22 square kilometres
of land, mostly at our iron ore mines and
exploration areas in the Pilbara, Western
Australia and our mineral sands mines in
South Africa and Madagascar. Of this, we
rehabilitated 4.5 square kilometres of ex-pit
landforms and legacy areas across our Pilbara
mines. This is part of our Iron Ore business’s
plan to increase rehabilitation, in partnership
with Pilbara Aboriginal businesses. Since
2021, we have completed 24 square
kilometres of land rehabilitation across our
Pilbara mine operations.
In Mongolia, we have rehabilitated 4 square
kilometres of abandoned mine workings
based outside our operational footprint, along
valley floors and river beds in the Selenge
province. This is a part of Oyu Tolgoi’s
commitment to the Government of Mongolia’s
national movement to plant one billion trees by
2030.
In 2023, our land footprint – total disturbed
area – was 3,848 square kilometres, an
increase of 38 square kilometres compared to
2022. This includes all disturbances to our
operating assets and activities, such as
exploration activities, smelters, mines and
supporting infrastructure.
Our rehabilitation teams continue to partner
with research centres and universities to refine
our rehabilitation approaches and improve
outcomes.
We continue to support the Australian-led
Cooperative Research Centre for
Transformation in Mining Economies (CRC
TiMe) through research that addresses the
complex challenges underpinning mine
closure and relinquishment. At our bauxite
mines and refineries we have continued trials
focusing on transforming stored tailing
material into soils that will support plant
growth. We also continued trials using
satellite-derived data to test methodologies
aimed at providing insights to support on-
ground monitoring for vegetation and erosion
monitoring of rehabilitation. In addition, 16 of
our operations completed rehabilitation trials
to improve seed germination, erosion and
topsoil quality.

For more information about our closure work see page 64.

Waste
2023 progress
Waste and residues from our operational
activities are key areas of our environmental risk
management. In 2023, we continued to focus on
managing potential contamination from these
sources. This included work to remove all use of
PFAS (perfluoroalkyl and polyfluoroalkyl
substances) in fire-suppression systems at our
sites, which will continue through to 2024 due to
delays in retrofits of equipment and infrastructure
and challenges sourcing alternative fluorine-free
substances for use in fire-suppression systems in
some jurisdictions.
At some of our long-life assets, we continue to
evaluate waste management practices of the
past that have led to a need for remediation in
the present. We focus on finding better ways to
extract maximum value and to transform waste
and by-products from our operations into
materials the world needs. One example is our
work to sustainably extract and produce high-
purity scandium oxide and tellurium from waste
streams.
We also continue to look for opportunities to
repurpose items we purchase at the end of
useful life. For example, in 2023, we partnered
with a local business to trial recycling end-of-life
conveyor belts used to move iron ore across our
Pilbara operations. This trial will continue into
early 2024 and has the potential to divert 10,000
to 15,000 tonnes of waste from landfill every
year.
Some of our assets generate mineral waste with
the potential to be chemically reactive, requiring
careful management to prevent environmental
impacts. We conduct independent reviews every
four years to assess the effectiveness of our risk
management programs and identify areas for
improvement. In 2023, this was done at two sites
– Diavik in Canada and RBM in South Africa. The
review at Diavik revealed long-term progress in
managing and controlling our mineral waste
risks. At RBM there were no risks of critical or
high significance, and the risk posed by reactive
mineral wastes at the asset was low.  Further
opportunities to improve mineral waste
management will continue at both sites in the
short and long term.

For more information about tailings see page 64.
Environment continued

62	Annual Report on Form 20-F 2023 | riotinto.com

Turning slime into solar panels
Tellurium is one of the rarest elements on
Earth, usually found in small, sparse rock
deposits, making it difficult to mine at
scale. But at our Kennecott copper
operations near Salt Lake City, Utah,
we have discovered a way to extract
tellurium from an unlikely source – slime
waste material. And while we know we
have more to do to eliminate waste
completely, Kennecott’s tellurium plant is
the latest example of work we are doing
globally to minimise our waste by finding a
use for every material we dig from the
ground or creating new products from the
waste itself.

For more information about how we extract tellurium from slime see riotinto.com/telluriumfromwaste.

Air quality
Clean air is critical for the health of our host
communities and the surrounding ecosystems.
We are working to improve air quality
management, focusing on emissions of
particulate matter and gases from our
operational activities, including mining,
materials handling, processing and
transportation. The potentially hazardous
emissions we monitor at operations are:
–sulphur oxides (SOx), mainly at our
aluminium and copper smelters
–nitrogen oxides (NOx), mainly from burning
fossil fuels
–gaseous fluoride emissions from aluminium
smelters
–respirable particulate emissions (PM10 and
PM2.5), very fine particles from mining and
processing operations and from burning
fossil fuels.
We focus on reducing emissions at source by
upgrading equipment to use the best available
technologies, adding air pollution control
equipment, implementing mitigation measures
and using renewable energy or alternative
feed material where possible. Our air quality
management programs include monitoring,
sampling at source, incident tracking and risk
assessments.
Many of our assets have multi-year air quality
improvement projects in place. For example, at
Iron Ore Company of Canada (IOC), there is a
multidisciplinary working group focused on
assessing dust abatement options. We are
mitigating dust at the source by introducing new
dust control technology at the induration machine
stacks. The working group is also exploring
biodegradable dust suppressants to limit wind
erosion at IOC's tailings facilities. We have
expanded our air quality monitoring network at
IOC’s mine in Labrador City and  at our Rio Tinto
Iron and Titanium Quebec Operations Sorel-
Tracy plant.
In some instances, we exceeded permissible
dust levels at nearby air quality monitoring
stations. We investigated all high dust
concentration events. Most resulted from
unusual forest fires, such as those close to our
operations in Sept-Îles, Canada, in June,
where exceedances were observed over a
large region. Improving our air quality
monitoring network over the coming years will
help us to prevent dust incidents in the future.
Operational environment overview

	2023	2022	2021	2020	2019
Significant environmental incidents[1]	1	0	3	0	0
Fines and prosecutions – environment ($’000)[2]	987	110	7	27	19
Land footprint – disturbed (cumulative square kilometres)	3,848	3,810	3,735	3,630	3,627
Land footprint – rehabilitated (cumulative square kilometres)	552	522	494	490	489
Mineral waste disposed or stored (million tonnes)	977	978	1,005	987	905
Non-mineral waste disposed or stored (million tonnes)	0.73	0.75	0.65	0.47	0.28
SOx emissions (thousand tonnes)	72.5	66.2	70.2	75.7	76.8
NOx emissions (thousand tonnes)	64.8	64.6	62.3	65.2	63.4
Fluoride emissions (thousand tonnes)	2.61	2.36	2.36	2.27	2.34
Particulate (PM10) emissions (thousand tonnes)	146.0	146.3	142.3	143.2	130.7
1.Significant environmental incident is an incident with an actual consequence rating of high or very high. We measure and rate incidents according to their actual environmental and compliance impacts using five severity categories: very low, low, moderate, high and very high. Very high and high environmental incidents are usually reported to the relevant product group head and the Rio
Tinto Chief Executive as soon as possible. The severity categories were updated for incident reporting in 2023 based on changes to Rio Tinto's risk matrix and associated environment consequence descriptors..
2.In 2023, we paid environmental fines totaling $986,968 resulting from non-compliant storage of residue materials as well as exceedance of the annual mobile fluoride load within the final effluent at Alma, Canada; spillage of an acidic substance at a discharge outfall at Arvida, Canada; exceedance of the annual mobile fluoride load within the final effluent at Laterriere, Canada; removal of an elm tree as well as the drowning of two Goitered Gazelles at the tailings storage facility at Oyu Tolgoi, Mongolia; release of water with a slightly elevated total suspended solids concentration than authorised by the site’s Environmental Authority from Yarwun, Australia; multiple breaches (13) of land clearing conditions relating to iron ore exploration activities within the Pilbara region,
Australia; separate spills  of caustic and acidic materials, as well as a fine for a separate administrative non-compliance issue, at Sorel Tracey, Canada; and failure to immediately notify the regulators of a dangerous substance spill at Havre Saint Pierre, Canada..
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	63
Mining and metals practices
Tailings
We engage with stakeholders throughout the
lifecycle of our tailings storage facilities, from
design to closure. We also collaborate closely
with external bodies to improve the way
tailings are managed across our industry.
We operate 98 tailings storage facilities
(TSFs) across our global assets. Thirty-nine
are active TSFs, 26 are inactive and 33 are
closed. There have been no external wall
failures at any of our TSFs for more than 20
years.
We work through technical committees and
joint venture relationships to support leading
practice in tailings management. Our full
tailings disclosure is available on our website
at riotinto.com/tailings. We periodically update
the list of TSFs to reflect operational and
ownership changes, including changes due to
the transition to closure or remediation
obligations for legacy assets and
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
Our TSFs have emergency response plans –
tested through training exercises in
collaboration with stakeholders such as local
emergency services – and follow strict
business resilience and communication
protocols.
2023 progress
We have continued to progress our
implementation of the Global Industry Standard
on Tailings Management (GISTM), which focuses
on preventing tailings facility failures, reducing
the social and environmental impacts of tailings
facilities, and improving engagement and
transparency on tailings with local communities.
We have also assessed our progress on
implementation through self-assessment and
independent audits using ICMM’s GISTM
Conformance Protocols.
Much of the implementation work is already
complete for the tailings facilities that have a
“very high” or “extreme” consequence
classification, and all these tailings facilities
are nearing conformance with the GISTM.
However, there is still work to do to complete
the implementation and to embed the changes
made.
Implementation work programs are specific to
each tailings facility, and while the timing for
completion of each work program varies, we
anticipate that we will deliver this work
progressively and that all “very high” and
“extreme” consequence classification tailings
facilities will fully meet the requirements of the
GISTM in 2024 (except where longer-term
engineering works are required).
In August 2023, we disclosed detailed
information for the tailings facilities we operate
that are rated “very high” or “extreme” under
the GISTM consequence classification
scheme. We also disclosed information on the
other tailings facilities we operate that have
lower GISTM consequence classifications,
based on the Investor Mining and Tailings
Safety Initiative (IMTSI) request for public
disclosures on tailings.

For more information about our most recent tailings facilities disclosures see our interactive map at riotinto.com/tailings.
In 2023, we:
–Continued to regularly convene the Tailings
Management Committee with our
designated Accountable Executives, which
provides coordinated governance of tailings
management practices across the Group.
–Conducted multi-disciplinary risk
assessments for all our “very high” and
“extreme” consequence facilities.
–Continued to partner with BHP on tailings
filtration solutions at very high throughputs
for copper operations, which supports our
goal of increasing water recovery and
recycling.
–Continued to support the Future Tails
partnership, a collaboration between
Rio Tinto, BHP and the University of
Western Australia (UWA). In 2023, seven
students were awarded a Graduate
Certificate in Tailings Management from
UWA, three of whom are Rio Tinto
employees. This year, the program had 91
students from 15 countries who have
enrolled in 262 micro-credentialled units.
Two PhD candidates also commenced their
research programs in 2023.
–Continued to play an active role in the
ICMM tailings working group, which
provides guidance to support the safe,
responsible management of tailings with the
goal of eliminating fatalities and
catastrophic events.

Closure and repurposing
As we mine and process metals and minerals
we have an environmental and social impact.
Our aspiration is to create a positive legacy,
meeting our commitments to stakeholders and
host communities, and deliver environmental,
social and financial value. The end of an
asset’s life is an opportunity for a new
beginning. We are finding better ways to
repurpose and renew our assets.
2023 progress
Our approach
We recognise we are often a short chapter in the
long history of the land where we operate.
Understanding this, our first step is to work with
stakeholders to develop a shared vision for the
future and a pathway to deliver that together.
Today, we incorporate closure through each
stage of the asset lifecycle, in the way we
design, build and operate. In 2023 we made it
easier for operating assets to fund progressive
closure work to reduce our impact. For more
information on progressive rehabilitation in
2023, see page 65.
We develop asset closure strategies to identify
potential future land uses and focus on
opportunities to reduce closure costs and risks
over the asset lifecycle. We completed eight
additional asset closure strategies in 2023, and
now have these in place for 59%  of our active
operations. All of our operating sites have closure
plans, and we are developing closure plans for
assets that have an indefinite life such as some
port facilities. We review these plans regularly to
align with stakeholder expectations and to
incorporate lessons learned from other closure
projects. At operations with joint ownership
structures, we endeavour to work in partnership
with other asset owners to ensure closure is
considered through asset design, planning and
operations.
To bring greater certainty to our closure plans,
we are undertaking 16 closure studies across
operations and our legacy portfolio.

For more information about our closure risks see page 88.
90+
legacy assets managed within our portfolio
59%
of our active operations have asset closure
strategies in place
$17.2bn
in closure provisions on our balance sheet
at the end of 2023 (2022: $15.8bn)
Environment continued

64	Annual Report on Form 20-F 2023 | riotinto.com
Partnering
We partner to ensure decisions from design
through to operations create social, economic,
and environmental value when mining and
processing ends.
–To build industry capability and share best
practices in closure, we developed the
Leadership in Sustainable Mine Closure
Program in partnership with the University of
British Columbia, Curtin University and Ernst &
Young.
–To reduce our waste inventory, we continue
to explore circular economy options. We
began a trial to recycle end of life tyres and
belts at Argyle and we completed the first
shipments of scrap steel from the Gove
refinery for recycling.
–To identify opportunities to create value, we
consider options for reprocessing.
At Nevada Copper, a former copper site in
McGill, Nevada, US we completed a drilling
program with Regeneration Enterprises.
–To create long-term social and economic
value from the remediation effort at
Beatson, a series of former underground
copper mines on Latouche Island in
Prince William Sound, Alaska we signed a
Memorandum of Understanding with the
Native Village of Chenega, an Alaska Native
tribe, and Chenega Corporation, an Alaska
Native corporation, establishing a
framework for collaboration toward
achieving common goals.
Innovating
We innovate to seek lasting benefits. We
partner with universities, governments and
other organisations to find opportunities to
repurpose and reprocess mineral and
industrial waste, improve treatment and
valorisation of mining-influenced waters, and
explore the social aspects of mine closure.
–Our Mining Influenced Water Challenge was
launched to inspire solutions for sustainable
water treatment through closure. We received
98 submissions from 36 countries. We have
committed to fund $15 million over three years
for the 13 projects selected.
–We launched a crowdsourcing campaign
through the Pioneer Portal to seek partners to
develop a remote sensing solution for
environmental monitoring and mineral waste
characterisation receiving 100 concept papers.
–We continue to progress our partnership with
the Mining Microbiome Analytics Platform to
better understand the data collected about
the microbes we have at our sites and how
they can support rehabilitation and recover
metals from mineral waste at closed sites.
We continue to build our expertise and learn
as we execute closure work and manage our
legacy portfolio.
Argyle diamond mine
We continue to rehabilitate the Argyle diamond
mine on Miriwoong and Gija country in
Western Australia. In 2023, we completed
removal of the processing plant above ground
infrastructure, continued reprofiling of the
alluvial mining and waste rock landforms and
capping of the tailings storage facility. We
have reviewed our contracting strategy to
increase work awarded to Traditional Owner
businesses, increasing our spend to A$33
million in 2023 (2022: A$21 million). We are
engaging with Traditional Owners on how to
best support and expand meaningful
participation.
Gove refinery and residue disposal areas
In 2023, we began the largest demolition project
in the Southern Hemisphere at the Gove refinery
in the Northern Territory, Australia.  While water
treatment and capping of the residue disposal
areas continues, we are working closely with
Gumatj and Rirratjingu Traditional Owners, and
the Northern Territory Government, to plan for the
future of the region beyond mining. In 2023, we
spent A$94 million with Traditional Owner
businesses, a decrease on the previous year due
to lower global fuel prices (2022: A$101 million).
Ranger uranium mine
Energy Resources of Australia (ERA) is
rehabilitating the Ranger uranium mine in the
Northern Territory, Australia. We are committed to
the successful rehabilitation of the Ranger
Project Area to a standard that will establish an
environment similar to the adjacent Kakadu
National Park, a World Heritage site. We
acknowledge the Traditional Owners’, the Mirarr
People, consistent opposition to developing the
Jabiluka uranium deposit and restate our full
support for ERA’s commitment that the deposit
would never be developed without the Mirarr
People’s consent. Our utmost priority and
commitment is to the rehabilitation of the Ranger
Project Area in a way that is consistent with the
wishes of the Mirarr People.
On 4 April 2023, we announced our support
for ERA’s Interim Entitlement Offer (IEO),
which raised approximately A$369 million to
address funding requirements for the Ranger
Rehabilitation Project to the end of the second
quarter of 2024.  Rio Tinto, which owns 86.3%
of ERA's shares, subscribed for its full
entitlements under the terms of the IEO, at a
cost of A$319 million.
In October 2023, ERA announced that the
findings of a 2022 Feasibility Study were
under review. The study was undertaken on a
lower technical risk rehabilitation methodology
and to further refine the Ranger Project Area
rehabilitation execution scope, risks, cost and
schedule. In December 2023, ERA announced
that they expected rehabilitation costs to
materially exceed the previously estimated
range and expected to increase their closure
provision to approximately A$2.3 billion.
Rio Tinto continues to provide project support,
including organisational and technical support,
as requested by ERA. For more information,
please visit ERA’s website.
Legacy assets
We manage over 90 legacy assets in nine
countries and 28 tailings storage facilities, for
more information on tailings management see
page 64.
In 2023, we donated over 28 acres of land to
the Southwestern Oregon Community College
in Brookings, Oregon, US to support the
expansion of their Curry Campus. The
donation triples the size of the Curry Campus
providing additional education opportunities in
the region.
In France we opened an eco-park in
partnership with the French Ministry of
ecological transition at Le Thoronet, a former
bauxite mine. The park features hiking trails
and diverse habitat areas to support
local wildlife.
We completed relinquishments at Lochacker
Schreiber, a former landfill in Switzerland
returning the land to local government for
future use, long-term management
and monitoring.
At Kelian, a former gold mine in Indonesia we
have entered into a post-mining agreement
with the province of East Kalimantan, under
the supervision of the Ministry of Environment
and Forestry to support the long-term
management of the site. We have completed
the restoration of the environment in the
protected forest, which contains a rhinoceros
sanctuary.

For more information about closure provisions and financial statements see page 196.

Building capability in closure
Mine closure is a complex challenge that we face as an
industry. Changing societal expectations mean the
landscape is evolving and we need to develop specialist
skills and capability in closure. We developed the Leadership in Sustainable Mine Closure Program in partnership with the
University of British Columbia, Curtin University and Ernst &
Young to help meet this need and create opportunities to
share best practices and learnings. Learn how some of our
first program participants are finding better ways to
incorporate closure into their work.

For more information see riotinto.com/closure.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	65

Social performance
Our operations can have far-reaching impacts on society. We work hard to avoid or minimise adverse impacts and seek to understand, and invest in, the diverse knowledge, cultures and resources that exist in areas where we operate. Our ambition is to contribute to positive and enduring outcomes for our workforce and the communities and countries where we operate.

Community
engagement and
social investment
The strength of our relationships with the
communities where we operate, and broader
society, is fundamental to our business.
Without the support from host communities we
can not operate successfully.
Through our partnerships, we strive to support
communities in achieving their aspirations and
improve lives by contributing to social and
economic outcomes, all while respecting and
protecting their connection to culture and
nature.
We have evolved our approach to engaging
with communities and Indigenous Peoples
across our business. By listening to
understand, being willing to learn from our
mistakes and genuine partnering, we will
deliver better long-term outcomes for
everyone. It enhances our understanding and
appreciation of the people and diverse
cultures in the geographies where we work.
Our relationships with Indigenous Peoples are
a priority for us and we especially value our
agreements with First Nations People of the
lands on which we operate.
We seek out the voices of communities to
inform our planning and decision making, and
it helps us manage our impacts better,
contribute to social outcomes and preserve
and protect heritage.
Our Communities and Social Performance
(CSP) teams work across our entire business
and include people with a range of expertise,
from archaeologists, anthropologists, social
scientists and economic development experts,
to human rights specialists and operational
leaders. While these teams help to implement
our technical activities, everyone in our
business has a role to play in our social
licence.
Our assets operate in line with our global
Communities and Social Performance
Standard, which was revised and
strengthened in 2022. Our standard provides
clear direction on what success looks like and
the minimum requirements expected across
our global business.
2023 progress
We continue to strengthen our social
performance capacity and capability to be
better operators and partners. Throughout
2023, our CSP practitioners undertook online
learning, communities of practice and face-to-
face cross-functional workshops. We have also
added central roles in key areas such as
heritage, agreements and human rights.
Understanding and acting on the perceptions
of communities who host our operations is
essential. In 2023, we trialled a new program
which will be rolled out across the Group in
2024 and 2025, to help us more effectively
engage and better understand our host
communities’ perceptions, leading to improved
data-driven social performance.
CSP targets
In 2023, we progressed initiatives towards our
2026 CSP targets. We focused on developing
and implementing frameworks and
measurement criteria for both cultural heritage
co-management and social investment
strategic partnerships. Our human rights
training continued throughout the year, with
planning for expanded online learning
programs.

For more information about our CSP targets see page 43.

Yinjaa-Barni Art, Roebourne, Australia
66	Annual Report on Form 20-F 2023 | riotinto.com
Country updates
QIT Madagascar Minerals (QMM), Madagascar
In 2023, QMM faced protests led by
representatives of a local association. The
protests affected the safety and well-being of
employees and people in the communities and in
October 2023, an altercation between protesters
and public security forces escalated into violence.
Public security forces officially reported one
person died, and one person was injured. We are
committed to learning from this tragic event and
will work together with local communities and
other stakeholders through open, meaningful,
and respectful dialogue to seek to prevent such
incidents in the future and find safe, peaceful and
long-term solutions to community concerns.
In 2023, QMM committed to increase its
community and social investment spend
to $4 million per year, on projects to be
co-designed with communities, authorities
and government, and which are consistent
with local, regional and national development
plans. This is part of a range of initiatives aimed
at maintaining trust and collaboration with
local communities. Our commitment to
reforestation also continues through our initiative
to help local communities establish village tree
nurseries.
Resolution Copper project, Arizona, US
At our Resolution Copper project, we are
committed to preserving Native American and
local community cultural heritage and bringing
lasting benefits to the entire region. We
continue to strengthen relationships with local
communities and Native American tribes by
deepening our engagement and partnership
support. In 2023, we signed agreements with
a number of Native American tribes with
ancestral ties to the land, to work together on
youth recreation, cultural preservation and
economic initiatives. We also finalised a
Good Neighbour agreement with the Town
of Superior to define the relationship with
the town and local community groups over the
life of the mine.
Resolution Copper also entered into
several multi-year partnership agreements
with local and national-level Native American
organisations supporting education
and youth recreation, including the
American Indian Science and Engineering
Society (AISES), the Native American
Basketball Invitational (NABI) and the Belvado
Foundation at the San Carlos Apache
community.

For more information visit Resolution Copper’s website resolutioncopper.com/cultural-heritage.
Simandou project, Guinea
At our Simandou iron ore project, we work with
local communities to design and deliver local
social investment programs, regional
economic development programs and
livelihood restoration initiatives to build
community resilience and support the future of
the operation. By raising local capacities,
engaging with local entrepreneurs, and
investing in training and development, we
hope to contribute to a better future for the
local communities.
We also work with our infrastructure and joint
venture partners to ensure a consistent
application of internationally recognised
environmental and social performance
standards across the entire project. And we
are implementing human rights due diligence
processes to understand our potential human
rights impacts and ensure our employees,
contractors and those in the local communities
are treated with dignity and respect.
Oyu Tolgoi, Mongolia
At Oyu Tolgoi, we strive to be a leader in
sustainable social and economic change
through partnerships with local communities
and government. Since 2015, we have made
an annual contribution to the regional
Development Support Fund (DSF) –
administered jointly by Oyu Tolgoi and the
community – for community initiatives in the
Umnugovi aimag. In 2023, the fund provided
$6.2 million to help complete a local school,
kindergarten and health care centre and
construct sewage pipelines, pasture irrigation,
waste plant and rare animal protection
projects. This has improved accessibility and
provided a better standard of living for
community members.
The Future Generation Special Fund makes up
5% of the annual DSF investment and provides
development opportunities for youth. In 2023,
114 local students were awarded the Goviin Oyu
scholarship to study in specialist fields. Since
2015, 519  students have received scholarships,
and of these, 70% have been hired for jobs in
their local communities.
Employment from the local communities at Oyu
Tolgoi increased by 10% in 2023 due to a
comprehensive recruitment process and local
talent development. There is also a focus on
strengthening the local and national supply chain
with local spending increasing from $261 million
in 2022 to $272 million in 2023.
In 2023, Oyu Tolgoi committed $50 million
over five years to support the Khanbogd Soum
town development by 2040. Some
infrastructure projects are already underway,
including the construction of a road, a public
square, a recreational sport centre and the
renovation of the local hospital.
Oyu Tolgoi also continues to work with
herders, local communities and the
government to improve water accessibility and
address the increased demand for water.
Panguna mine, Bougainville,
Papua New Guinea
The Panguna mine was operated by Bougainville
Copper Limited (BCL), majority-owned by Rio
Tinto, for 17 years from 1972 until 1989, when
operations were suspended due to a civil war,
which lasted until 1998. In 2016, we transferred
our 53.83% majority shareholding in BCL to the
Autonomous Bougainville Government (ABG)
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
Oversight Committee (Committee), was formed
to oversee a detailed independent assessment of
the Panguna mine. The Panguna Mine Legacy
Impact Assessment (Legacy Impact
Assessment) will cover the environmental
impacts, and directly connected social and
human rights impacts, caused by the Panguna
mine since the cessation of mining. The
Committee is chaired by an independent
facilitator with representatives from the ABG,
the Independent State of PNG, clan leaders
and landowners, local communities, Rio Tinto,
BCL and HRLC. It has met regularly since
its formation.
In 2022, the Committee selected and
endorsed Tetra Tech Coffey to undertake
phase 1 of the Legacy Impact Assessment.
The Legacy Impact Assessment began in
December 2022 and continued throughout
2023 with three field campaigns completed
successfully. The field work in 2023 included
interviews with community members across
the study areas as well as assessing the
stability of aging mine infrastructure and
impacts related to water quality and flooding.
The Legacy Impact Assessment will provide all
parties with a clearer understanding of the
human rights impacts, so we can consider the
best way forward together. Results will be
presented to the Committee when phase 1 is
completed (due 2024).
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	67
Compagnie des Bauxites de Guinée SA (CBG),
Guinea
CBG is a bauxite operation in Guinea owned
by Halco Mining Inc. (51%) and the Guinean
Government (49%). Halco is a consortium
comprised of Rio Tinto (45%), Alcoa (45%)
and Dadco Investments (10%). Rio Tinto
participates on the boards of Halco and CBG,
with representation on various shareholder
oversight committees.
Through our Board and committee roles,
we monitor and support CBG’s approach to
environmental protection, community issues
and human rights. We are aware of the
concerns regarding access to land and water,
and the pace of livelihood restoration
programs as well as concerns regarding
CBG’s stakeholder engagement.
In 2023, sustainability advisory committees
at Halco and CBG levels met regularly,
strengthening our governance oversight and
providing support to CBG for the improvement of
CBG’s social and environmental practices,
including for the development of an ongoing
human rights due diligence process. Both the
Halco and CBG advisory committees are closely
following CBG’s response to a complaint made to
the International Finance Corporation’s (IFC)
Office of the Compliance Advisor Ombudsman
(CAO). The mediation process facilitated by the
CAO has conducted four plenary sessions and
several other bilateral meetings between the
parties in 2023. Through a collaborative
approach, important progress was made with
agreements on CBG’s practices on stakeholder
engagement and management of grievances.
Additionally, the implementation of previous
agreements on blasting and access to water
have progressed, delivering positive outcomes to
local communities. Halco continues to participate
in the mediation process as an observer,
alongside the IFC.
Social investment
We have a long history of partnering to support
the host communities and regions where we
operate. We employ local people, buy local
products, and engage local services. In 2023, our
total voluntary global social investment was $84
million, covering a wide range of social and
economic programs. And we introduced a new
company-wide approach to social investment,
which focuses on working together with
communities to find out what is important to them
so we can make decisions that will deliver
positive and enduring outcomes. This is essential
for our continued social licence in an increasingly
complex world..

For more information about our partnerships and community engagement see riotinto.com/ socialeconomicdevelopment
Update on our
communities and social
performance commitments
This section provides an update on our CSP
commitments  made after the tragic destruction
of the rock shelters at Juukan Gorge in May
2020. This remains an important area of focus,
as we continue to find better ways, recognising
we always have things to learn.
In 2021 and 2022 we asked Traditional Owner
groups in the Pilbara to share feedback on our
progress on some of the commitments we
made as part of the Rio Tinto Board Review in
2020 on cultural heritage management. We
repeated this process in 2023 with six out of
ten Pilbara Traditional Owner entities choosing
to respond. The verbatim feedback is
presented on our website at riotinto.com/
juukangorge as it was provided, with only the
names removed for anonymity. We now have
a three-year longitudinal perspective on our
relationships. We have summarised our
progress under three areas: relationships,
governance and process, and leadership
and inclusion.

For more information see our 2021 and 2022 Communities and Social Performance Commitments Disclosures at riotinto.com/cspreport.
Relationships
We are finding better ways to work with
communities and Indigenous Peoples,
particularly in how we protect heritage.
We are moving to a model of co-management,
working in partnership with Indigenous
Peoples across our operations. Our approach
aims to enhance our understanding and
appreciation of Indigenous cultural heritage
and ensure that Indigenous voices inform our
planning and decision making.
Social, Cultural and Heritage
Management Plans
In 2023, our Iron Ore business advanced five
Social, Cultural, and Heritage Management
Plans for proposed developments, with
positive feedback by Traditional Owners.
It is based on building understanding,
co-designing, partnering, and transparently
sharing information.
Memorandum of understanding with
Yindjibarndi Energy Corporation
We are exploring new economic models to
increase First Nations participation in our
business. In October 2023, we announced a
memorandum of understanding (MoU) with the
Yindjibarndi Energy Corporation to explore
opportunities to collaborate on renewable
energy projects on Yindjibarndi Country in the
Pilbara region of Western Australia. Together,
we will consider a range of opportunities,
including wind and solar power and battery
energy storage systems.
Nammuldi cultural heritage incident
In August 2023, as part of our cultural heritage
monitoring and management processes, we
identified the fall of a Pilbara scrub tree and a
one cubic metre rock from the overhang of a
rock shelter in an area adjacent to the
Nammuldi mine site. As soon as we identified
this, we paused nearby blasting work
occurring 150 metres away, and notified the
Traditional Owners of the land, the Muntulgura
Guruma People. We have apologised to the
Muntulgura Guruma People, who we deeply
respect, and are continuing to work closely
with them. We’ve completed a detailed review
to understand what happened and how we
can improve.
We are working through the outcomes of the
review with the Muntulgura Guruma People.
We will continue to listen, learn and improve
our ways of working.
Working with Indigenous communities
in Canada
Healthy community relationships are essential to
our operations and future growth. We have 12
active long-term impact benefits/participation
agreements with Indigenous communities in
Canada, supported by proactive site-based and
regional engagements.
Naskapi Nation and Iron Ore Company of
Canada agreement
In February 2023, the Naskapi Nation of
Kawawachikamach and Iron Ore Company of
Canada (IOC) signed an agreement to
establish a mutually beneficial relationship
based on dialogue, collaboration and trust.
This socio-economic agreement aims to
create opportunities for greater participation by
Naskapi People in IOC’s activities through
training and development, employment,
collaboration on environmental projects, and
procurement. It will also protect and
encourage the practice of traditional activities
and provide long-term financial benefits to the
Naskapi Nation.
Cheslatta Carrier Nation visit Australia
We are increasing engagement, participation
and encouraging learning. In 2023, the
Cheslatta Carrier Nation from British Columbia
attended the World Mining Congress in
Brisbane, and visited our Weipa operations in
Queensland where they met with Traditional
Owners.
Governance and process
During 2023, we continued to implement our
Communities and Social Performance
Standard, and revise systems and processes
to help us meet external expectations and
deliver better social and human rights
outcomes. We have strengthened our social
risk framework, and our teams’ understanding
of social and human rights risks.
Australian Advisory Group
We established the Australian Advisory Group
(AAG) in 2022 to provide independent expert
advice to our executives on matters impacting
our operations in Australia, with a priority focus
on First Nations issues and opportunities. The
group met four times in 2023, including site
visits to Weipa and the Pilbara. An
independent review of the AAG was finalised
in October to ensure the AAG continues to
operate in a way that adds genuine value to
our business.
Social continued

68	Annual Report on Form 20-F 2023 | riotinto.com
The Oxford Leading Sustainable Corporations
Programme
A recommendation from the Juukan Gorge
Board review in 2020 was to strengthen our
leaders’ understanding of current and
emerging environmental, social and
governance (ESG) issues to better preserve
cultural heritage. In 2022, we partnered with
Saïd Business School, University of Oxford to
pilot their Leading Sustainable Corporations
Programme. In 2023, 116 leaders completed
the 12-week course. Learning outcomes and
feedback were overwhelmingly positive,
igniting new discussions about sustainability
that will support our decarbonisation
objectives, mutually beneficial sustainability
outcomes for communities and the long-term
success of the business. It will be offered
again in 2024.
Independent Cultural Heritage
Management Audit
In March 2023, we published an independent
report (produced by ERM, a global
sustainability consultancy) on a global audit of
our cultural heritage management
performance.
The audit was completed throughout 2021 and
2022 across 20 assets in Australia and 17
assets in other countries where we operate,
including Canada, South Africa, US and
Mongolia. The audit identified areas where we
are achieving leading cultural heritage
practices but also areas where we need to
improve our performance. Based on the report
recommendations, we are developing a
consolidated action plan and a cultural
heritage maturity model to monitor progress
across the business.

For more information see the results from the Independent Cultural Heritage Management Audit at riotinto/culturalheritage.
Leadership and inclusion
We are fast-tracking Indigenous Australians
into professional and leadership roles to
ensure we have a stronger representation of
diverse voices at our decision-making tables in
Australia. In 2023, we revised our target to
have 100 Indigenous leaders by 2025. Having
true diversity of perspectives, and an
Indigenous lens on decision making, will guide
our company moving forward.
Creating an environment that is safe for
Indigenous employees is a priority. Our
cultural safety initiative “Care for Mob” will be
delivered against a national framework in
partnership with the Everyday Respect
taskforce to ensure all employees feel safe,
supported and respected.
In 2023, we launched the Elevating Voices
Network in Australia. The Network is led by a
small group of Indigenous and non-Indigenous
employee volunteers who come together to
activate events, activities and conversations.
By encouraging connections, building cultural
intelligence, and fostering a more culturally
safe company, the Elevating Voices Network
aims to create stronger links for collaboration,
celebrate representation of our Indigenous
workforce, enhance current and future
initiatives and complement meaningful
workplace opportunities through engagement.
We have also continued our Cultural Connection
program to ensure leaders can navigate and
understand Indigenous culture and build strong
trusted relationships with the Indigenous
community and Indigenous employees in
Australia. In 2023, we introduced this program to
our Communities and External Affairs team in
Mongolia, to uplift their cultural knowledge in
preparation for a cross cultural visit between the
Nyangumarta Traditional Owner group in
Australia, and Mongolian herders and employees
in Mongolia.
Indigenous participation
In 2023 we re-established the Aboriginal
Training and Liaison (ATAL) program through
a co-design process with the Traditional
Owner groups we work with in the Pilbara.
This work-ready program is focused on
empowering participants to develop skills for
ongoing employment in different jobs and
industries across the Pilbara.
Indigenous partnerships
One of our priorities is partnering with local
and national Indigenous organisations to
provide support in key areas such as
economic development, community
empowerment, preserving traditional
knowledge and practices and promoting
sustainable development and social inclusion.
In November 2023, we announced a five-year
partnership with First Nations Media Australia
(FNMA) to help them digitise and preserve at-
risk media (audio and video tapes) from the
1970s to 1990s. The FNMA Archiving Project
will support First Nations media organisations
and other Central Australian-based Aboriginal
media organisations.
The partnership sits within our Living
Languages Living Cultures program, which
has been designed to promote the recognition,
preservation, and revitalisation of Australian
Indigenous languages and cultures for the
benefit of Australian Indigenous communities.
Supporting Indigenous businesses
We support local businesses, employ local
people and buy local products, especially from
Indigenous, small and regional businesses. In
2023, we spent more than A$725 million with
Indigenous businesses across Australia – an
increase of 28% on the year before.
We are also increasing our spend with local and
Indigenous businesses in Canada and the US. In
2023, we spent $190 million with Indigenous
suppliers in North America. We do not always get
it right, but when our local suppliers have
concerns, we listen and learn. In February 2023,
at our Rincon lithium project in Argentina, some
members of local Indigenous suppliers blocked a
road to the site due to concerns about the
procurement process. We met with the
communities, listened to the issues and made
changes to facilitate their ability to access
contracts.
Truth and reconciliation
In 2023, we supported the referendum for an
Aboriginal and Torres Strait Islander Voice in
the Australian Constitution and provided a
corporate donation to the “Yes” campaign.
The “No” outcome does not change our
support for constitutional recognition for
Indigenous Australians. As one of the largest
employers of Indigenous Australians and a
company that operates on the lands of
Indigenous Peoples, we have long supported
constitutional recognition for Indigenous
Australians.
In Canada, we continue to create learning
opportunities for our people to raise
awareness about the history, culture and rights
of Indigenous Peoples. In 2023, we introduced
a new online training on awareness of
Indigenous culture and issues, across all our
Canadian sites. We held a series of
educational events to celebrate National
Indigenous History Month, and to
commemorate Truth and Reconciliation Day.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	69
Economic contributions ($ million)

	2023	2022	2021	2020	2019
Consolidated sales revenue	54,041	55,554	63,495	44,611	43,165
Net cash generated from operating activities[1]	15,160	16,134	25,345	15,875	14,912
Profit after tax for the year[2]	9,953	13,048	22,597	10,400	6,972
Underlying earnings[2]	11,755	13,359	21,401	12,448	10,373
Underlying earnings per share (US cents)[2]	725.0	824.7	1,322.4	769.6	636.3
Net (debt)/cash	(4,231)	(4,188)	1,576	(664)	(3,651)
Capital expenditure[3]	(7,086)	(6,750)	(7,384)	(6,189)	(5,488)
Employment costs	(6,636)	(6,002)	(5,513)	(4,770)	(4,522)
Payables to governments[4]	(7,881)	(9,313)	(12,789)	(8,224)	(7,175)
Amounts paid by Rio Tinto	N/A5	(10,779)	(13,334)	(8,404)	(7,635)
Amounts paid by Rio Tinto on behalf of its employees	N/A5	(1,622)	(1,486)	(1,353)	(1,284)
1.Data includes dividends from equity accounted units, and is after payments of interest, taxes and dividends to non-controlling interests in subsidiaries.
2.Comparative information for 2022 and 2021 has been restated to reflect the adoption of narrow scope amendments to IAS12 Income Taxes.
3.Capital expenditure is presented gross before taking into account any disposals of property, plant and equipment.
4.Payables to governments includes corporate taxes, government royalties and employer payroll taxes.
5.Our Taxes Paid Report will be published later this year on riotinto.com.

	2023	2022	2021	2020	2019
Community investment[1] (discretionary)	84*	62.6	72.1	47.0	36.4
Development contributions[2] (non-discretionary)	17.6	18.2	19.1	12.8	12.0
Payment to landowners[3] (non-discretionary)	231.9	299.0	222.9	165.9	147.0
*Community investment increased in 2023 attributed largely to Oyu Tolgoi and Rio Tinto Iron Ore.
1.Community investments are voluntary financial commitments, including in-kind donations of assets and employee time, made by Rio Tinto managed operations to third parties to address identified community needs or social risks.
2.Development contributions are defined as non-discretionary financial commitments, including in-kind donations of assets and employee time, made by Rio Tinto to a third party to deliver social, economic and/or environmental benefits for a community, which Rio Tinto is mandated to make under a legally binding agreement, by a regulatory authority or otherwise by law.
3.Payment to landowners are non-discretionary compensation payments made by Rio Tinto to third parties under land access, mine development, native title, impact benefit and other legally binding compensation agreements.
Social continued

70	Annual Report on Form 20-F 2023 | riotinto.com
Health, safety and wellbeing
Caring for one another is one of our values –
it is part of who we are and the way we work,
every shift, every day. Nothing is more
important than the health, safety and wellbeing
of our employees, contractors
and communities.
2023 progress
Although there were no fatalities on our
managed sites in 2023, in January 2024,
tragically four team members from our Diavik
mine in Canada lost their lives when a charter
flight crashed on its way to the mine.
In 2023, we also continued to see fatalities
more broadly across our industry, including six
at our non-managed operations. We firmly
believe all fatalities are preventable. Our focus
remains on identifying, managing and, where
possible, eliminating risks to ensure everyone,
including partners and colleagues at our non-
managed operations, goes home safely every
day.
In 2023, we encountered three permanent
damage injuries; two significant hand injuries
at Diavik and Guinea respectively, and another
at Kennecott Integrated Skarns Project, where
one of our colleagues sustained a leg injury
requiring amputation.
We also experienced three significant process
safety events in 2023; two at Sorel-Tracy in
Quebec, and one at Kennecott in Utah. We
are continuing to find better ways to safely run
our operations and prevent these incidents
from occurring. One example is our newly
developed process safety improvement plan
that aims to continually improve the maturity of
our management system and culture. These
will continue to be implemented globally
through until 2025.
Our all-injury frequency rate (AIFR) was 0.37
in 2023, an improvement from 2022 (2022:
0.40). We continue to see a disparity in safety
performance for employees compared to
contractors, so our focus remains on
improving contractor safety by further
integrating contractors into our safety culture.
Across our operations, we continue to see
serious incidents where people are exposed to
potentially fatal events. The main safety risks
relate to falling objects, falling from heights
and vehicle-related incidents. These risk areas
account for 58% of the total potentially fatal
incidents and remain at the forefront of our
safety maturity efforts.
Critical risk management
Critical risk management (CRM) remains our
primary fatality elimination tool, helping to
ensure critical controls are in place and
working where there is a fatal risk. In 2023, we
initiated a project to help our teams reconnect
with why we have CRM, and to enhance the
quality of verifications which check that the
right critical controls are in place for each task.
In 2024, we will leverage the data we collect to
identify trends, which will help us proactively
intervene before incidents occur.
Vehicles and driving
In 2023, we introduced a program to help our
teams learn critical lessons related to vehicles
and driving, including potential gaps in
vehicles and driving critical controls,
and developing effective strategies to
address these.
We also focused on deepening our
understanding of mass transport risks,
facilitating self-assessments at our sites to
identify compliance with our Group procedure.
We will undertake a similar exercise to better
understand our aviation-related risk profile in
2024.
Safety maturity model
We acknowledge the importance of leadership
and strong processes in driving a sustained
improvement to our safety performance and
safety culture. This is evident in the
implementation of our safety maturity model
(SMM). Introduced in 2019, the SMM is our
blueprint for safety, integrating best practices in
leadership, engagement, learning, risk
management and work planning, as well as
operational ownership of health and
environmental risks. In 2023, we continued to
work closely with our assets to evaluate and
evolve their safety maturity, and foster both
physical and psychological safety. Through this
work, we have refined our assessor training
program, placing a higher emphasis on elements
such as mindsets, behaviours and felt
experiences towards our safety maturity efforts.
This supports our belief that all employees and
contractors should feel empowered to work
safely, speak up and make decisions that
prioritise their wellbeing. While we acknowledge
cultural transformation is a long-term journey, we
draw encouragement from the outcomes of the
SMM assessments conducted in 2023. These
have significantly deepened our understanding of
the safety culture at each site and support
actionable insights which will guide us towards
creating an even safer work environment.

Demonstrating leadership of
maritime safety and crew welfare
As the first initiative of its kind for the
dry bulk industry, we launched the
Designated Owners and Operators
Program. It provides us and our
shipping value chain partners, including
shipowners and operators, a structured
platform to work together on improving
maritime safety and crew welfare
standards. Although we have not had
any fatalities across our owned vessels
since the formation of Rio Tinto Marine
in 1989, over the past four years,
seven seafarers have tragically lost
their lives on chartered vessels. As part
of the program, our partners commit to
improving everyday practices to
prevent fatalities and injuries, and
improve crew welfare. So far we have
onboarded 16 owners/operators,
representing around 36% of our
shipped volumes.

Mental health and wellbeing
Mental health is a core part of our safety culture.
We have a responsibility to support the wellbeing
of our people, beyond the traditional areas of
health and safety, and we are committed to
creating a work environment that is free from
psychological harm.
Our employees’ mental health can be impacted
by psychosocial hazards at work, so we continue
to strengthen our psychosocial risk management.
To support an environment where everyone feels
safe, respected and included, we are progressing
all 26 recommendations from the Everyday
Respect Report. This focuses on training leaders
in building psychological safety and becoming
upstanders, rectifying any unsafe facilities and
building plans to make our facilities more
inclusive, and providing a more people-centric
response to support those impacted by harmful
behaviours and disrespect. In 2023, 83.5% of our
employees completed the “Building Everyday
Respect” employee learning module, a critical
step towards changing our culture, building trust
and supporting the psychological safety of our
colleagues.
To better support people impacted by bullying,
harassment, sexual harm, racism and
discrimination, we introduced Care Hub in late
2023. Care Hub facilitates access to a range
of wellbeing pathways and informal non-
investigative resolution options to help people
navigate routes for healing, recovery, support
and resolution, as is aligned to the
recommendations from the Everyday Respect
Report. For more information about Care Hub,
see page 77.
In 2023, we continued our work to help leaders
recognise psychosocial hazards; assess the
risks; and implement, evaluate and monitor
effective controls, just as for any other health or
safety risk. The practices support ISO 45003 and
the World Health Organisation’s mental health
report. We also continued embedding our mental
health framework to raise awareness of mental
wellbeing, reduce stigma and increase the
capacity of our leaders to recognise and support
individuals experiencing mental ill-health.
Aligned with our commitment to provide our
employees the tools and skills they need to
support their mental health, we continue to
provide and promote the employee assistance
program (EAP), our mental health toolkit and our
global Peer Support Program, which includes
more than 1,600 peer supporters globally. We
also support our people through our domestic
violence support programs, which cover 100% of
employees. Importantly, we continued to support
global mental health campaigns such as R U
OK? Day and World Mental Health Day. In
October 2023, we held our mental health week to
support mental wellbeing and encourage our
people to look out for one another. We ran a
program of activities that included a
comprehensive communications toolkit, packed
with vital information and resources for holistic
wellbeing. Our people, from graduates to the
Executive Committee, shared powerful stories
and commitments to mental health in a series of
impactful videos.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	71
We also hosted a number of engaging
regional calls addressing related wellbeing
topics which have contributed to shaping a
culture that prioritises mental wellbeing and
breaking down stigmas.
In 2023, we challenged ourselves on the role
we can play in preventing suicide. This work
involved understanding how we can work
together as a business, improve identification
of those individuals who may be at risk, and
support our people and families impacted by
deaths from suicide.
We continue to be an active member of the
Minerals Council of Australia (MCA)
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
Occupational health
In 2023, we recorded a higher number of new
occupational health illnesses compared to the
previous year, with 98 (2022: 70), in line with
our increased focus on medical assessments.
These assessments are a key requirement in
ensuring and maintaining our employees’
fitness for work, addressing legislative
requirements and managing risk profiles. We
continue to standardise and simplify these
assessments to help improve our health
performance.
We also ran two workshops for our global
health and hygiene practitioners to share
learnings, best practice and recent
technology developments in the Southern and
Northern hemisphere. We completed
occupational and industrial hygiene monitoring
at all of our operational and managed assets.
This included analysis of noise, airborne
particulates, gas and other contaminants that
can lead to adverse health effects for our
employees and contractors. This helped us to
better understand our exposure profile and
prioritise actions to put effective controls in
place.
In 2023, we commenced a project to improve
clarity and accessibility of data collected
through annual surveys. This project will
continue in 2024 and beyond, allowing better
internal reporting of health and industrial
hygiene risks at a Group level, and individually
for each product group. Health monitoring
remains a pivotal focus, involving the redesign
of fit-for-purpose medical assessments.
The data collected over 2023 allowed for
semi-quantitative assessments of risk and
identified areas where we can implement or
enhance control measures. Each product
group worked on identifying projects within
their assets which, with the support of the
Health Area of Expertise, will be designed,
developed and implemented to reduce
exposures for our employees and contractors.
We will continue to track exposure reduction
projects across product groups in 2024.
Recognising the need to improve the
transparency and detail of our health data, we
performed a Group internal audit in 2022. We
are continuing to implement the audit
recommendations by working to improve the
reporting of our data. These recommendations
include reviewing gaps in guidance, updating
our existing guidance to address these gaps,
re-training our health practitioners and
improving the available consolidated reports to
enable further insights.
We also made improvements to our annual
corporate reporting activity to ensure data
collected and reported is relevant to both
internal and external stakeholders.
This transparently shares our health, safety,
environment, security and communities
performance over a longer period of time, and
builds our environmental, social and
governance (ESG) credentials.
Health, safety, environment and
security transformation
The health, safety, environment and security
(HSES) transformation program has simplified
the way we work and provided access to
trusted and timely data, ultimately making our
business safer. Following three successful
pilots in EnablonTM in 2022 - a new digital tool
helping us to integrate HSES data and
processes into a single platform - global
deployment of the core EnablonTM modules
started in 2023. Today, more than 70% of the
business is using EnablonTM, and the final
wave of deployment will be completed in early
2024.
We also deployed 11 EnablonTM environment
modules across all Saguenay–Lac-St-Jean
sites in Quebec, Canada in 2023.
Work continues to expand the capabilities of
EnablonTM to support processes such as
management of change, in-field safety tools
and chemical management, which will drive
simplification and standardisation across
the Group.
Safety and health performance

	2023	2022	2021	2020	2019
Fatalities at managed operations	0	0	0	0	0
All-injury frequency rate (per 200,000 hours worked)	0.37	0.40	0.40	0.37	0.42
Number of lost-time injuries	236	225	216	187	227
Lost-time injury frequency rate (per 200,000 hours worked)	0.23	0.25	0.25	0.22	0.27
Safety maturity model score[1]	5.2	4.7	5.7	5.4	4.5
Rate of new cases of occupational illness (per 10,000 employees)[2]	19.2	15.1	15.2	16.8	20.7
Number of employees[3]	57000	54,000	49,000	47,500	46,000
Fines and prosecutions – safety ($’000)[4]	330.0	339.0	646.2	25.4	40.7
Fines and prosecutions – health ($’000)[5]	0.9	0.0	5.0	0.0	1.4
1.Figures in the table represent the Rio Tinto Group average SMM score at the end of each year. Each year, assets are added or removed from the SMM program based on project and closure cycles. New assets to the program are baselined in the first quarter of each year and added to the Group average at the end of the year.
2.Rate of new cases of occupational illness (NCOI) = number of all new cases of occupational illnesses x 10,000/number of employees (based on average monthly statistics).
3.These figures include the Group’s share of joint ventures and associates (rounded).
4.In 2023, we paid safety fines resulting from non-compliances identified during MSHA inspections at our Boron and Owens Lake operations, California, US, and Kennecott Copper and Bingham
Canyon mines, Utah, US.
5.In 2023, we paid health fines resulting from non-compliances identified during the inspections conducted by the Health Authorities at our Oyu Tolgoi mine in Mongolia.
Contributing causes for newly reported illness cases (employees)

	2023	2022	2021	2020	2019
Noise induced hearing loss	28	20	16	23	34
Musculoskeletal disorders	46	32	32	29	29
Mental stress	4	5	1	2	2
Others	20	13	15	14	16
Note: There can be one or more illness reported for each employee/contractor.
Social continued

72	Annual Report on Form 20-F 2023 | riotinto.com
Talent, diversity and inclusion
We are finding better waysTM to live our values
and build an environment of trust where
everyone feels safe, respected and
empowered. This is how we attract and retain
world-class talent to our operations globally.
Our people have access to outstanding
development opportunities allowing them to
build skills and capabilities to support them in
their role, many that are transferable within
and beyond our industry.
2023 progress
Listening to our people
More than 39,000 employees responded to our
most recent survey in October 2023, and our
employee satisfaction score (eSAT) increased to
74 (from 73 in 2022). Of particular note was the
positive progress we are making on key
indicators aligned with everyday respect:
authenticity (75), belonging (71), inclusion (69)
and speaking up (74). We have more to do and
will continue to focus on accountability and
increasing collaboration inside and outside of our
business.
Supporting an inclusive culture
In 2023, we continued our work to support an
inclusive culture by implementing the
recommendations outlined in the Everyday
Respect Report. Our focus has been on:
–promoting respect
–investing in leadership development
–creating an inclusive workplace
–increasing support for our people
–ensuring equality through pay equity.
In 2024, we will conduct an independent
Everyday Respect progress review. We look
forward to reporting on the results and our
progress.
Promoting respect
The physical and psychological health and
safety of our workforce is a priority. In 2023,
83.5% of our employees completed a learning
module on building psychological safety and
becoming an upstander.
We have also introduced the concept of
“Purple Banners” across the business.
Through these updates, we share case
studies of recent instances of harmful
behaviours and disrespect that has happened
in the business. This encourages deeper
discussions about conduct among our teams
and helps increase transparency.

For more information about our work to support employees’ psychological health and safety see the health, safety and wellbeing section on pages 71-72.
Investing in leadership development
In 2023, we held two leadership conferences
to bring our senior leaders together to reflect
on our past, make further progress against our
strategy and look at ways we can shape the
future of our business for the next 150 years.
The keynotes, leader presentations and
discussions with community groups were
underpinned by our values.
We also continue to offer the Voyager
leadership program to all senior leaders to
help them lead authentically with care,
courage and curiosity. This is an immersive
leadership experience that accelerates
personal growth and deepens self-
understanding. This program has now been
completed by 72% of our senior leaders. In
2023, we continued to support and develop
our leaders through the Leading Sustainable
Corporations Programme in partnership with
Oxford University and focusing on developing
leaders as coaches.
In 2023, we have spent time developing,
testing and launching new leadership
programs that will help our leaders create a
safe environment, empower their teams and
perform together.
We are also committed to increasing cultural
knowledge, advancing Indigenous leadership
in our workforce and creating an environment
where everyone feels safe and respected. In
Australia, our Indigenous leadership program
continues to fast-track Indigenous Australians
into professional and leadership roles, helping
us to ensure that we have a stronger
representation of diverse voices across our
business.

For more information about how we are increasing Indigenous leadership in our business see the CSP commitments section on page 69.
Creating an inclusive workplace
The representation of women across all levels
in our business continues to be an important
focus. In 2023, we saw an increase from
22.9% to 24.3% and further increases across
all levels of the organisation, with senior
leaders increasing from 28.3% to 30.1%, and
operations and general support increasing
from 16.2% to 17.7%.
Implementing the Everyday Respect Report
recommendations remains our priority and we
are confident that this will improve both the
attraction and retention of women and other
diverse groups to our business.

For more information about the Everyday Respect initiative see riotinto.com/everydayrespect.
We continued to evolve our award-winning
graduate program in 2023 and recruited our
biggest cohort yet with 298 graduate roles. Of
these, 51.7% in new graduate roles were
women and 37.6% were from communities
where we are building new businesses. In
Australia, 10.6% of the graduate intake (down
from 15% in 2022) and 13.8% of our vacation
student program (up from 2.2% in 2022) were
Indigenous.
In December 2023, we formalised our
ambitions to increase representation of ethnic
minorities setting a global target of 18% ethnic
minority representation within our senior
leadership population (Executive Committee
direct reports) by the end of 2027.
Collecting and monitoring ethnicity data is
challenging in a global context. We have more
work to do in 2024 to ensure that we have an
accurate understanding of both our baseline
and progress against this target. We will report
on the progress and the key programs and
activities we put in place to increase
representation, to ensure our organisation is
welcoming and built to support all of our
people.
Throughout 2023, we have also made it a priority
to address safety and hygiene risks in our
facilities with improvements to security, lighting
and access to well-maintained restrooms and
change rooms. We are performing audits and
making rectifications across all major sites and
offices. We are committed to investing to ensure
that our facilities are safe and meet the needs of
our diverse workforce. To provide a safe and
constructive way for employees and contractors
to raise concerns and give feedback, we have
created new village councils across managed
villages and camps. We now have over 20 village
councils across our camps, and these principles
are also being adopted in some of our office
locations.
We have also established a global network of
Employee Resource Groups (ERGs) to help us
find better ways to elevate diverse voices. These
employee-led groups, each with an Executive
Committee member as a sponsor, bring people
with a shared identity together with their allies to
offer a diverse lens to business challenges and
projects and offer participants career
development opportunities. We have three ERGs
which are LGBTQ+, neurodiversity and gender
equality. We plan to broaden our scope and
launch additional ERGs in 2024.

55,000¹ people
make up our workforce of employees and contractors, an increase of 5.8% since 2022 (52,000).
9,166 new hires
joined the business in 2023, of which 2,718 were contractors becoming permanent employees. (2022: 11,062 new hires of which 4,317 were contractors).
24.3% women
in our workforce, an increase of 1.4% since 2022 (22.9%). Workforce breakdown: 13,396 women; 41,660 men; 8 undeclared gender.
62% employees
participated in myShare[2], an increase of 3% (2022: 59%).
1.Includes our total workforce based on managed operations
(excludes the Group’s share of non-managed operations
and joint ventures) as of 31 December 2023, rounded to
the nearest 1,000.
2.myShare is our global employee share plan.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	73
Increasing support for our people
In 2023, the Business Conduct Office (BCO)
launched Care Hub, our new independent
care unit providing trauma and people-focused
support, practical care and alternative
resolution options to anyone affected by
harmful behaviours. Care Hub currently
supports matters reported through myVoice,
including matters where reporters are referred
to myVoice by Human Resources, our Health,
Safety, Environment and Security function,
leaders, our Peer Support Network, and has
supported over 276 people since launching.

For more information about the BCO, myVoice and Care Hub see page 77.
Ensuring equality through pay equity
Ensuring that employees with similar skills,
knowledge, qualifications, experience and
performance are paid equally for the same or
comparable work is intrinsically linked to our
commitment to inclusion and diversity. We
remain committed to eliminating any residual
pay inequities based on gender or other non-
legitimate dimensions of difference.
Our equal pay gap, the primary lens we use
when assessing gender pay, measures the
extent to which women and men employed by
our company in the same location and
performing work of equal value receive the
same pay. Our 2023 equal pay gap is less
than 1% in favour of men.
Our gender pay gap is a measure of the
difference between the average earnings of
women and men across the Group (excluding
incentive pay), regardless of role, expressed
as a percentage of men’s earnings. Our 2023
gender pay gap is less than 1% in favour of
women.

For more information about our commitment to pay equity see riotinto.com/payequity.
Workforce data by region(1)(2)

Region	Average employee headcount(3)	Headcount distribution %	Absenteeism(4)	Average contractor headcount(5)	Headcount distribution %
Africa	3,058	6.0%	3.1%	134	2.8%
Americas	16,174	31.9%	0.6%	845	17.7%
Asia	5,834	11.5%	1.2%	137	2.9%
Australia/New Zealand	24,535	48.3%	4.7%	3,594	75.3%
Europe	1,168	2.3%	0.7%	64	1.3%
Total⁶	50,768	100.0%	2.9%	4,773	100.0%
1.Includes our total workforce based on managed operations (excludes the Group's share of non-managed operations and joint ventures) as of 31 December 2023.
2.Rates have been calculated based on average monthly headcount in the year.
3.Employee headcount excludes Non-Executive Directors, contractors and people not available for work.
4.Absenteeism includes unplanned leave (sick leave, disability, parental and other unpaid leave) for populations on global, centralised HR systems. Excludes Non-Executive Directors and contractors.
5.Contractors include those engaged on temporary contracts to provide services under the direction of Rio Tinto leaders.
6.The sum of the categories may be slightly different to the Rio Tinto total shown due to rounding.
Workforce data by category and diversity(1)(2)

Headcount distribution %		Gender(3)					Age Group(4)				Region(4)
		Women (count)	Men (count)	Undeclared (count)	Women %	Men %	Under 30	30-39	40-49	Over 50	Africa	Americas	Asia	Australia /NZ	Europe
Senior leaders	1.1%	175	407	0	30.1%	69.9%	0.2%	6.4%	44.9%	48.5%	4.5%	26.0%	10.6%	43.8%	15.1%
Managers	8.2%	1,526	3,005	2	33.7%	66.3%	0.5%	25.3%	44.2%	30.0%	5.1%	34.1%	11.3%	43.5%	6.0%
Supervisory and professional	37.2%	6,282	14,173	5	30.7%	69.3%	11.7%	36.7%	30.3%	21.3%	6.4%	24.7%	16.9%	50.0%	2.0%
Operations and general support	52.6%	5,138	23,831	1	17.7%	82.3%	17.8%	28.8%	26.6%	26.8%	6.4%	35.5%	9.1%	47.5%	1.5%
Graduates	0.9%	275	244	0	53.0%	47.0%	84.9%	13.3%	1.8%	—%	5.7%	32.4%	14.6%	46.3%	1.0%
Total	100.0%	13,396	41,660	8	24.3%	75.7%	14.5%	31.1%	29.4%	25.0%	6.3%	31.3%	12.2%	48.0%	2.2%
1.Includes our total workforce based on managed operations (excludes the Group's share of non-managed operations and joint ventures) as of 31 December 2023.
2.Excludes Non-Executive Directors, Executive Committee, contractors and people not available for work 2017-2020. From 2021, the definition used to calculate diversity was changed to include people not available for work and contractors (those engaged on temporary contracts to provide services under the direction of Rio Tinto leaders) excluding project contractors.
3.In 2023, eight (8) individuals' gender was undeclared.
4.Representation by Age and Region includes employees only, excludes contractors.
Employee hiring and turnover rates(1)(2)(3)

		Gender(4)		Age group				Region
	Total	Women	Men	Under 30	30-39	40-49	Over 50	Africa	Americas	Asia	Australia /NZ	Europe
Employee hiring rate(5)(6)	17.6%	35.0%	65.0%	42.8%	30.8%	17.8%	8.6%	7.4%	26.2%	14.2%	49.0%	3.2%
Employee turnover rate(7)	8.4%	8.7%	8.3%	11.1%	7.9%	6.8%	9.5%	5.2%	6.0%	3.8%	11.3%	7.9%
1.Includes our total workforce based on managed operations (excludes the Group's share of non-managed operations and joint ventures) as of 31 December 2023.
2.Excludes Non-Executive Directors and contractors.
3.Rates have been calculated based on average monthly headcount in the year per category.
4.In 2023, eight (8) individuals' gender was undeclared.
5.Total hiring rate is calculated as total employee hires over average employee headcount for the year.
6.Hiring rate includes total employee hires per category over total hires for the year.
7.Turnover rate excludes temporary workers and the reduction of employees due to business divestment. Turnover rate includes total terminations per category over average monthly headcount in the year per category.
Social continued

74	Annual Report on Form 20-F 2023 | riotinto.com
Human rights
Our human rights program is core to delivering
on our business strategy and achieving
impeccable environmental, social and
governance (ESG) credentials.
Commitment
We commit to respecting and supporting the
dignity, wellbeing and human rights of
everyone we interact with. Living up to that
commitment relies on embedding rights-
respecting and ethical behaviour throughout our
business, from how we work with local
communities to how we choose our suppliers
and engage with others in the workplace. We
know that our activities, and those of our
partners, can have both a positive and a negative
impact on human rights. Successfully
embedding Group-wide respect for human
rights relies on our:
–business culture (to establish supportive
mindsets and behaviours aligned with
our values)
–processes and systems (to integrate and
operationalise human rights due diligence
into management systems)
–engagement with broader society
(to help address root causes of
human rights harm).

For more information about our human rights commitments see our Human Rights Policy.
Progress in 2023
Governance
We continue to evolve our human rights
performance to help prevent our involvement in
adverse human rights impacts. We regularly
review and update internal standards, systems
and processes to integrate human rights due
diligence and promote more responsible and
ethical ways of working.
As part of ongoing assurance of our human
rights program, the Group Internal Audit team
completed its review of risk assessment and
evaluation processes across the Group’s
identified salient issues. The review found that
while risks impacting human rights are being
identified and captured in risk management
systems, broader Group-wide understanding
of risks and human rights consequences is
needed. To help with this, we continue to
develop our Group-wide human rights
controls, with a focus on modern slavery risk
control management.
Salient human rights issues
Aligned with the United Nations Guiding
Principles (UNGPs) on Business and Human
Rights, we identify the priority human rights
issues that could severely impact people
through our activities or business
relationships. These issues consider our
operational footprint, value chain and external
contexts and include:
–land access and use
–Indigenous Peoples’ rights
–security
–inclusion and diversity
–community health, safety and wellbeing
–workplace health and safety
–labour rights (including modern slavery)
–climate change and just transition.
Assets conduct a range of assessments to
enable a more complete understanding of their
risk context so they can prevent and mitigate
human rights risks. In 2023, Richards Bay
Minerals, ISAL, Kennecott, Rincon, Iron Ore
Company of Canada and all Pacific region
operations undertook risk assessments to
review their salient human rights issues. In
addition, 13 assets completed human rights
and tailings assessments as part of the Global
Standard on Tailings Management review. Our
human rights team supported higher risk
assets as they worked towards conducting
human rights impact assessments, with a
focus on QIT Madagascar Minerals,
Simandou, Rincon and Oyu Tolgoi. For assets
in more complex security contexts that involve
private and public security forces, we
continued to undertake security and human
rights assessments.

For more information about our security and human rights program see our annual VPSHR statement.
Our business relationships
We partner with communities, business
partners and other stakeholders to advance
respect for human rights in line with
international standards and our values.
Our joint venture partners
In 2023, we worked with joint venture partners
to provide human rights technical support and
monitored human rights performance, through
Board and Committee roles for non-managed
operations. Human rights risk assessments
were completed at La Compagnie des
Bauxites de Guinée (CBG) and Sohar
Aluminium, as part of a broader human rights
due diligence program and Aluminium
Stewardship Initiative (ASI) certification. CBG
received its provisional ASI certification in
December 2023.
Suppliers
Using a risk-based approach through our third
party due diligence process, we pre-screen
our potential business partners and complete
desktop human rights reviews. More than
10,000 business partners completed baseline
screening in 2023, and 177 were escalated for
human rights review. We undertook human
rights knowledge shares with 18 strategic
suppliers.
We expect our suppliers (including
subcontractors) to adhere to our Supplier
Code of Conduct, which includes respecting
human rights. In 2023, we reviewed this code
to further clarify our expectations and align
with best practice, and plan to launch the
updated code in 2024.
In 2023, we focused due diligence efforts on
higher risk supplier categories, including
logistics and renewables due to operating
contexts and potentially higher risk
workforces. We started a project to review
non-financial, sustainability and human rights
risks in core procurement categories to
further promote transparency and effective risk
management. We expect this work to be
completed in 2024.

For more information about our human rights and modern slavery approach see our annual Modern Slavery Statement.
Grievance and remedy
Effective grievance management can enable
more trusted relationships. Every asset is
required to have a grievance mechanism. In
2023, we updated guidance and provided
training to help teams better align practice with
the UNGPs effectiveness criteria.
We are committed to providing for, or
cooperating in, remediation when we identify
we have caused or contributed to, human
rights harm. We may also play a role in
remediation where we are directly linked to
harm through our products, services or
operations. Receiving feedback, complaints or
grievances from stakeholders is an important
part of our ongoing human rights due diligence
approach. In 2023 the human rights team
provided counsel and support on a range of
internal investigations.
Capacity building on human rights
Everyone has a role in respecting human
rights; our people are our first line of defence.
Our strategy focuses on demystifying,
integrating, operationalising and personalising
respect for human rights.
In 2023, our human rights team delivered 35
tailored training sessions targeting 11 assets
and 12 functional teams globally. We recorded
2,441 completions of our modern slavery
online learning module. We will launch further
learning initiatives to support our target to train
100% of high-risk human rights roles by the
end of 2024. Our human rights training
records are available in the 2023 Sustainability
Fact Book.
Collaboration
It is crucial that we collaborate with peers, civil
society organisations and others given the
systemic nature of human rights issues. We
identify and embrace initiatives that work to
mitigate the root causes of human rights harm.
We advocate on public policy efforts that help
businesses respect human rights. We
continue to engage with peers, investors, civil
society organisations, workers’ organisations
and business partners on issues relating to
human rights. In 2023 this focus included
multiple industry initiatives including
International Council on Mining and Metals
Human Rights working group, the Human
Rights Resources and Energy Collaborative,
and the Mining Association of Canada’s
International Social Responsibility Committee.
We actively participate in the Voluntary
Principles Initiative and United Nations Global
Compact networks and attend regional
business and human rights forums in Africa,
Asia and Europe.

For more information about how we engaged with our key stakeholders, including civil society organisations see pages 12.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	75

Governance performance
We expect our people and partners to uphold the highest standard of integrity, act ethically and do the right thing. The way we treat our people, our partners, the environment, the communities where we work, and how we conduct business is what makes us a responsible partner of choice.

Transparent,
values-based,
ethical business
2023 progress
Code of Conduct
In early 2023, we launched The Way We Work, our
updated Code of Conduct, which is available at
riotinto.com/ethics. It is designed to help all
employees and contractors live our values of care,
courage and curiosity, and is a a central tool in
reshaping our culture. The values, commitments
and behaviours set out in  our Code of Conduct
provide clarity which allows us to deliver responsibly.
It is broader in scope than the previous version,
reflecting changes in societal expectations. It also
includes our newly developed ethical decision-
making model to help our people reflect on the
potential impacts decisions may have on the
business and others. An interactive, online version of
the Code of Conduct is also available, including
additional related content, real life examples and
associated training.
Compliance program developments
Business integrity is core to how we build trust
with our stakeholders and the foundation of our
ability to run our operations. Our Business
Integrity Compliance Program (BICP) is
continuously evolving to align with leading
industry practice, the regulatory landscape and
specific business integrity risks we face across
the countries where we operate.
During 2023, we delivered several
BICP improvements:
–We set up a new online disclosures system
for gifts and entertainment from and to third
parties, conflicts of interest and sponsorship
and donations. This increases transparency
and allows us to automate approvals and
workflow.
–We are exposed to reputational, financial
and non-financial risk through our third
parties’ actions. We continued to enhance
our Third-Party Risk Management (TPRM)
framework and hired relevant subject matter
experts in areas such as sanctions and
renewables. Our TPRM Committee meets
regularly to set policy and risk appetite
associated with categories of third-party
risk. We have also started to implement a
new TPRM system to increase automation
and improve risk management by
integrating it with other associated business
processes.
–We completed a fraud risk assessment
across the organisation and reviewed our
controls to prevent and detect fraud risk.
This helps us better understand the root
causes of fraud and improve our response.
–We hired more people in country to support
developing businesses in high-risk
jurisdictions, such as Guinea and Argentina.
–We invested in our Sanctions Compliance
Program to enhance our monitoring of trade
sanctions and increase awareness
of trade sanctions compliance.

25,187 employees
undertook compliance training in 2023

Annual training
Our reputation as a business that operates with
high levels of integrity is dependent on the
actions and decisions we make each day. We
empower our people to seek guidance when
faced with ethical or business dilemmas – both
to prevent incidents from occurring, and to
protect them and others from harm. To help
equip our workforce to navigate uncertain areas
and spot ethical and compliance-related risks,
we implemented a new online training course
focused on ethical decision making through
several interactive, real-life scenarios.  25,187
employees completing online compliance
training in 2023.
In addition to online training, the Ethics and
Compliance team delivers tailored risk-based
face-to-face training on anti-bribery and
corruption, data privacy, anti-trust and trade
sanctions. A total of 6,359 employees received
face-to-face training in 2023.  We also provide
business integrity training to our third parties on
a risk basis.

Operations Centre in Perth, Australia
76	Annual Report on Form 20-F 2023 | riotinto.com
myVoice, our confidential
reporting program
We want to create a safe, respectful and
inclusive workplace, with a strong ethical culture,
that reflects our values, and we encourage and
support our people to speak up if they have
concerns about potential misconduct or harmful
behaviour. A strong culture of speaking up, with
protections against reprisal, enables us to identify
and address potential issues early, respond
appropriately, minimise risk and care for our
people and the communities in which
we operate.
The myVoice program enables confidential and
anonymous reporting, including protected
whistleblower disclosures. myVoice is operated
by the Business Conduct Office (BCO), which
reports to our Chief Legal, Governance and
Corporate Affairs Officer, and provides regular
program insights to the Board and the Group
Ethics and Compliance Committee.
In 2023, the BCO continued to enhance the
myVoice program by refining our triage and
investigation processes, including a people-
centric, trauma-informed approach.
Care Hub
In 2023, the BCO launched Care Hub, which
provides additional and more accessible
channels to raise concerns, access wellbeing
support and explore resolution options. Care Hub
provides options to resolve reports of harmful
and disrespectful behaviour via alternative
resolution and early intervention where
appropriate rather than investigation.  Our
support partners facilitate specialised care,
guidance and resolution options for our people
for matters involving racism, sexual harassment
and assault, bullying and harassment or
discrimination. They also support leaders,
Human Resources, respondents and witnesses
to those behaviours. Care Hub is underpinned by
regionally appropriate support services and
resolution options informed by diverse voices
throughout the organisation.
Since launching, Care Hub has supported
over 276 people, and feedback has been
positive;  people feel safe and supported.
We established a BCO reporting and
governance function to help us capture and
communicate early insights. In 2023, we saw
an increase in the number of concerns raised
through myVoice to 1,613 (2022: 1,459).
The rate of reporting per 1,000 employees
was 29.1 in 2023 (2022: 28.1). Anonymous
reporting in 2023 (40%) remained consistent
with trends in previous year (2022: 38%).
Of the cases investigated by the BCO, 61%
were substantiated in 2023 (2022: 65%). Of
the cases closed in 2023 (for both matters
reported into myVoice in 2023 and prior
periods), the average days to close a case
reduced to 38 days from 52 days in 2022.
Upcoming areas of focus:
–Refine and update the myVoice Procedure
to reflect enhancements to our framework
and processes.
–Continue to expand our data analytics
capability and provide the business with
insights that enable our people to strengthen
processes and culture, locally and globally.
–Expand the channels of reporting to services
and support available through Care Hub.
–Continue to identify possible barriers
preventing individuals from speaking up.
–Track the increased awareness and impact
of the BCO’s interventions in more depth
through data analytics.
We know there is more work to do to improve
our organisational culture. Each person's
experience of misconduct is unique. We are
committed to holding ourselves accountable
and having controls in place to identify where
our business processes may have created an
opportunity for misconduct to arise. This is
critical to ensuring our people feel safe and
respected in the workplace.
Transparency
Transparency encourages accountability – ours
as well as others’. Being open and transparent
about our tax payments, mineral development
contracts, beneficial ownership and our stance
on a range of other sustainability issues, such as
climate change, allows us to enter into open, fact-
based conversations with our stakeholders. This
provides a better understanding of everyone’s
roles and responsibilities.
We are recognised as a leader in transparent tax
reporting. We are a founding member of the
Extractive Industry Transparency Initiative (EITI)
and have actively supported EITI’s principles and
global transparency and accountability standards
since 2003. We are also a signatory to the B
Team Responsible Tax Principles.
Political integrity
We do not favour any political party, group or
individual, or involve ourselves in party political
matters. We prohibit the use of funds to support
political candidates or parties. Our business
integrity procedure includes strict guidelines for
dealing with current and former government
officials and politicians. They cannot be
appointed to senior employee positions or
engaged as consultants, in certain
circumstances, without the approval of executive
management and our Chief Ethics and
Compliance Officer. We regularly engage with
governments and share information and our
experiences on issues that affect our operations
and our industry.
We join industry associations where
membership provides value to our business,
investors and other stakeholders. We outline
the principles that guide our participation and
the way we engage, as well as a list of the top
five associations by membership fees paid, on
our website at riotinto.com/
industryassociations. We also track and
disclose how we engage on climate policy
issues, disclosing when the policies and
advocacy positions adopted by industry
associations differ materially from ours. We
continue to strengthen our approach and
disclosures on industry associations.
Voluntary commitments,
accreditations and memberships
We take part in a number of global, national
and regional organisations and initiatives that
inform our sustainability approach and
standards, which in turn allows us to better
manage our risks. These independent
organisations and initiatives assess and
recognise our performance, and we participate
in industry accreditation programs for some of
our products.

For more information about our voluntary commitments, accreditations and memberships see riotinto.com/sustainabilityapproach.
myVoice cases reported by category (% of cases reported)

	2023		2022		2021		2020		2019
Case rate	29.1		28.1		25.7		14.5		15.9
Reports received¹	1,613		1,459		1,246		748		804
	Reports received	Reports substantiated²	Reports received	Reports substantiated	Reports received	Reports substantiated	Reports received	Reports substantiated	Reports received	Reports substantiated
Business integrity	254	48%	211	52%	154	36%	102	51%	134	36%
Personnel	1,196	55%	1,034	65%	819	57%	421	38%	454	31%
Health, safety, environment³	109	61%	120	47%	186	22%	68	35%	52	46%
Communities	4	0%	10	0%	6	0%	25	0%	3	0%
Information security	22	0%	16	67%	18	36%	99	47%	111	81%
Finance	2	50%	1	0%	0	0%	2	68%	5	33%
Other	26	0%	67	33%	63	14%	31	50%	45	0%
1.Includes multiple reports relating to same allegations, where applicable.
2.Based on all cases investigated and closed during 2023, including cases reported in previous years. Where percentages slightly differ from previous annual reports, this can be due to a number of factors including re-opening of cases, internal reviews or quality assurance processes.
3.Contained community concerns pre-2020 are now split into a separate category.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	77

Our approach to risk	Taking risks responsibly is key to delivering our strategy in a way that creates value for our customers, shareholders, employees and partners.
Our risk appetite
Risk appetite is an expression of the acceptable exposure to uncertainties that an organisation is willing to accept in pursuit of its strategic objectives. Energy transition continues to be core to our strategy to strengthen our resilience and pursue new growth opportunities and partnerships.
Partnering to advance
decarbonisation efforts
Our targets are to reduce our absolute Scope
1 and 2 emissions by 15% by 2025 and by
50% by 2030 (when compared to 2018 levels),
and achieve net zero emissions from our
operations by 2050.
We aim to reduce our Scope 3 emissions from
the Iron Ore Company of Canada (IOC) by 50%
by 2035, and increase our marine emissions
intensity reduction target to 50% by 2030.
We expect to invest $5-6 billion in capital to
2030 to deliver our decarbonisation strategy.
Our approach to investment is based on
commercial transactions for available
technologies and attractive economies;
transformational projects that transition
our assets for low carbon; and industry
breakthroughs in hard-to-abate processing.
Developing products and
technologies to create options
for the future
We partner with customers, competitors,
suppliers, technology developers, governments
and universities to tackle the energy transition.
We are committed to support customers with
their intent to reduce carbon emissions from
existing blast furnaces by 20% to 30% by 2035.
We expect to spend around $400 million every
year in research and development on the five
components of our technology road map to
deliver on this: health and safety, lightening our
overall environmental footprint, supporting
growth, decarbonising our business and our
products, and improving productivity.
The full list of climate targets is published in
our Climate Change Report.
Shaping our portfolio to enable the
energy transition
We focus on excelling in development and
being the best operator in commodities
essential for the drive to net zero.
We continue to consider higher-risk
jurisdictions and broadening our
target commodities.
We aim to spend up to $3 billion on growth
capital every year, while maintaining capital
discipline in pursuit of value-accretive
opportunities.
Our determination to be the best operator and
to achieve impeccable environmental, social
and governance (ESG) credentials is
underpinned by our zero tolerance for non-
compliance with our operational procedures,
laws and obligations. These expectations are
outlined in our Group policies, standards and
procedures, which are published on our
website at riotinto.com/policies.

Port Dampier, Australia
78	Annual Report Form 20-F 2023 | riotinto.com
Our approach to risk management
To protect and create value, we
aim to have the right people at
the right level managing risks.
Our strategy, values and risk appetite inform
and shape our risk management framework.
We embed risk management at every level of
the organisation to effectively manage threats
and opportunities to our business and host
communities, and our impact on nature.
Our risk management process can be
described as a Plan-Do-Check-Act cycle.
We monitor how well we manage material
risks to our objectives by checking and
verifying the implementation of our response
plans (actions and controls) and our actual
performance against objectives. We enhance
the check-and-verify step by applying the
three lines of defence approach.
Our risk management process

Set strategy, objectives and risk appetite	Risk analysis Identify and evaluate risks to our strategy and objectives	Risk management Implement controls and actions to manage risks within risk appetite	Assurance Check and verify that controls and actions are effective in managing the risks	Communication Communicate current and emerging risks and escalate as appropriate	Improve & embed Build risk capability and culture so active management is embedded in how we run our business

Plan		Do	Check	Act
Rio Tinto has an enterprise-wide risk management information system (RMIS) which includes a set of integrated tools and applications to capture, manage and communicate material risks to the business. We are currently implementing a program to refresh our three lines of defence as a core part of the risk management framework, enabled by the development and implementation of a Group Control Library to strengthen the first line and optimise the second line.
Governance structure supporting our risk management framework

Board and sub-committees
Full Board	Audit & Risk Committee	Sustainability Committee	People & Remuneration Committee

Executive management committees
Risk Management Committee	Ore Reserves Steering Committee	Evaluation & Investment Committee	Ethics & Compliance Committee	Disclosure Committee
Major Hazards Technical Committee	Closure Steering Committee	Safety & Operations Committee	Cyber Security Steering Committee	Financial Risk Management Committee
Operational management committees
Management steering committees providing oversight of risk management in their areas of responsibility

Strategic and portfolio risks	People, partnerships and operational performance risks		Financial and commercial risks
–Resources to Reserves risks –Capital project risks –Technology risks –Portfolio opportunities –Low-carbon transition risks	–People and culture risks –Major hazards risks –Health, safety, environment and security (HSES) risks –Communities and social performance (CSP) risks –Climate change and natural disaster risks	–Cyber risks –Ethics and compliance risks –Third-party risks –Non-managed asset risks –Managed asset risks –Closure risks	–Liquidity risks –Market risks –Credit risks –Tax risks –Disclosure risks
The Board and the Executive Committee oversee our material risks, and the Audit & Risk Committee monitors the overall effectiveness of our risk management and internal controls framework. In addition, the operational management committees of our product groups
and Group functions also oversee risk management in their area of responsibility, with insights from assurance and compliance activities.
At the front-line operational level, all employees are required and empowered to own and manage the risks that arise within their area of responsibility. This governance structure supports our risk management framework and enables effective management
of material risks.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	79
Emerging risks
Emerging risks are highly uncertain by nature.
Given our diverse portfolio and geographical
footprint, we are exposed to many highly
uncertain, complex and often interrelated
risks. We track leading indicators of emerging
risks and their likely impact on our business,
markets and host communities. Our analysis is
anchored on our global scenarios as outlined
in the Strategy section on page 14.
We have actions in place to minimise the
potential impact of heightened geopolitical
tensions and macroeconomic uncertainty that
could impact our performance. We have put
actions in place to minimise this impact.
This is discussed within material risks 11
and 14 detailed in the following pages.
Governments have been introducing new
policies to support reindustrialisation,
accelerate decarbonisation and meet societal
expectations. While this could support demand
for materials we produce and provide support
for both new and existing operations, it could
also encourage competition.
The rapid proliferation of Artificial Intelligence
(AI) and advancing technologies is an
emerging area of exposure for the business.
We recognise the significant opportunities and
threats presented by the use of AI for us and
the global economy. Our focus is on further
understanding this evolution and ensuring we
have strong risk management and governance
processes to support its use.
Climate change and the low-carbon transition
continue to provide both opportunity and
threats for us. We closely monitor and assess
the impact of climate change through
scenarios; see page 46-47. We address these
and our current actions under our material
risks 2, 4 and 8. Please refer to the climate
change section on pages 44-58 for further
details.
Longer-term
viability statement
Context
To deliver our strategy, which is underpinned
by our business model, we must meet our four
strategic objectives. Our strategy and
business model are outlined on pages 8 and 9
respectively.
Our business planning processes include
modelling a series of macroeconomic
scenarios and using various assumptions that
consider internal and external factors. As part
of our robust risk management framework, we
closely track, monitor and mitigate material
risks to our business plan and model.
Viability assessment process and
key assumptions
The assumptions underlying our business plan
and macroeconomic forecast have the
greatest level of certainty for the first three
years. Our longer-term viability assessment
examines the first five years (2024-28) of the
business plan. This allows for a detailed
analysis of the potential impacts of risks
materialising in the first three years and
enables us to further stress test the business
plan for risks materialising towards the end of
the time period, although with less certainty.
Our Directors are therefore able to assess the
Group’s capacity to exercise financial levers
available in both the three-year and five-year
time frames to maintain our viability.
The risk factors section outlines risks that
could materially affect our performance,
prospects or reputation. For the viability
assessment, we have considered material
risks that could severely impact the Group’s
liquidity and solvency.

Assessment of viability
The material risks and key assumptions
considered in our longer-term viability
assessment are as follows:
Material Risk A
Remaining competitive through economic
cycles or shocks
Scenario assumptions: A global financial
crisis takes place in 2024, akin to the one
that took place in 2008, albeit not as
severe, and extends through to the end of
the assessment period. It assumes
commodity prices experience large
negative pricing shocks in 2024, which is
sustained through 2028.
Material Risk B
Group material major hazard or cyber risk
Scenario assumptions: A singular
catastrophic event occurs, resulting from
a major operational failure or cyber
security breach, such as a tailings and
water storage facility failure, extreme
weather event, or underground or
geotechnical event. It results in multiple
fatalities, cessation of operations and
significant financial impacts. We have
assumed two such events occur within
the assessment period. It relates to
material risks 1 (Preventing fatalities,
permanent disablements, and illness) and
12 (Preventing material business
disruption and data breaches due to cyber
events).
Material Risk C
Delivery of our growth projects
Scenario assumptions: A risk impacting our
ESG credentials materialises (for example,
material risks 6 (Building trusted
relationships with Indigenous Peoples) and
3 (Building trusted relationships with
communities), impacting our ability to deliver
our growth strategy. We have assumed an
impact on our near-term key projects and
considered available alternatives. The
financial impact assumed here is in addition
to any non-financial impact, such as
reputational damage.

We quantify the expected financial impact of
each risk based on internal macroeconomic
and business analysis, as well as internal and
external benchmarking on similar risks. We
apply a probabilistic approach to quantify risks
and impacts where relevant.
The first five years of the Group’s business
plan has been stress tested for each risk to
assess the impact on the Group’s longer-term
viability, including whether additional financing
facilities would be required. In addition to
liquidity and solvency, the assessment also
considered other financial performance
metrics as well as dividend payments. These
metrics are subject to robust stress tests.
The most “severe” scenario, considers the
financial impact of all three risks materialising
at the start of the assessment period, followed
by a second major hazard or cyber event
occurring towards the end of the five-year time
period. Without management action, this
scenario would create both an immediate and
prolonged severe impact, resulting in the
Group’s free cash flow performance over the
assessment period being an estimated outflow
of $6 billion in aggregate.
We have a suite of management actions
available to preserve resilience through the
period of assessment, including accessing
lines of credit, reducing organic and inorganic
growth capital expenditure and raising capital.
Our financial flexibility could  be limited during
the peak of the crisis. The viability of the
Group under all the scenarios tested remained
sound.
The resilience of the Group’s business model
is largely underpinned by four factors:
–the competitive position and diversification
of our commodities portfolio
–the disciplined capital allocation framework
and commitment to prudent financial policy
–the pay-out shareholder return policy being
based on earnings, and is therefore more
sustainable
–the focus on achieving impeccable ESG
credentials and therefore strengthening our
social licence, which allows for growth and
maintained access to debt capital and bank
loan markets.
Therefore, considering the Group’s current
position and the robust assessment of our
emerging and material risks, the Directors
have assessed the prospects of the Group
over the next five years (until 31 December
2028) and have a reasonable expectation that
we will be able to continue to operate and
meet our liabilities as they fall due over that
period.
In the long term, there are four material risks
with long-dated consequences that could
have a material impact on our viability.
–Preparing our Iron Ore business to meet the
demand for green steel1.
–Leaving a positive legacy for future
generations, embedding closure
considerations throughout the lifespan of
our assets.
–Minimising our impact on the environments
we work in and  building physical resilience
to changes in those environments,  including
climate change and natural disasters.
–Delivering our growth projects.
The risk factors section provides further details
including current management responses.
1.Produced through low CO2 technologies.
Risk management continued

80	Annual Report on Form 20-F 2023 | riotinto.com
Risk factors
The risk factors outlined in this section reflect the risks that could materially affect, negatively or positively, our ability to meet our strategic objectives.
A material risk is one or a combination of risks
that emerges due to external or internal
factors. It could be of any nature, and manifest
and escalate from any part of the business as
an opportunity or a threat. Where risks are
material to the Group, they are escalated to
the Risk Management Committee and, as
appropriate, to the Board or its committees.
This requires a strong risk culture, which we
continue to develop and foster.
To ensure we can prioritise our efforts and
resources, we regularly assess our material
risks’ potential consequence and likelihood.
These assessments, and the effectiveness of
our associated controls, reflect management’s
current expectations, forecasts and
assumptions. By definition, they involve
subjective judgements and depend on
changes in our internal and external
environments.
The material risk potential assessments
mapped below are primarily based on our
managed operations. We are exposed to risks
associated with our non-managed joint
ventures which, if they arise, may have
consequences on our reputation or our
financial condition. We seek to bring an equal
level of rigour and discipline to our managed
and non-managed joint ventures as we do to
our wholly-owned assets. We do this through
engagement, embedded representatives and
influence, in line with applicable laws.
The timeframe of our material risks is within
five years unless explicitly stated otherwise.
We frame our material risks in the context of
our overarching strategic objectives: to be the
best operator; to achieve impeccable ESG
credentials; to excel in development; and to
protect our social licence. These are
summarised in the table below in order of
maximum reasonable consequence, likelihood
and change since 2022.
Current assessment of material risks
As of February 2024

Material risk		Key objective		Oversight
1	Preventing fatalities, permanent disablements, and illness from a major hazard or safety event	●	Best operator	Sustainability Committee
2	Preparing our Iron Ore business to meet the demand for green steel	●	Best operator	Board
3	Building trusted relationships with communities	●	Social licence	Sustainability Committee
4	Minimising our impact on the environments we work in and building physical resilience to changes in those environments, including climate change and natural disasters	●	Impeccable ESG	Sustainability Committee
5	Leaving a positive legacy for future generations, embedding closure considerations throughout the lifespan of our assets	●	Social licence	Sustainability Committee
6	Building trusted relationships with Indigenous Peoples	●	Social licence	Sustainability Committee
7	Delivering on our growth projects	●	Excel in development	Board
8	Achieving our decarbonisation targets competitively	●	Impeccable ESG	Board
9	Conducting our business with integrity, complying with all laws, regulations and obligations	●	Impeccable ESG	Board
10	Transforming our culture, enabling us to live our values	●	Best operator	Board
11	Remaining competitive through economic cycles or shocks	●	Best operator	Audit & Risk Committee
12	Preventing material business disruption and data breaches due to cyber events	●	Best operator	Board
13	Attracting, developing and retaining people with the requisite skills	●	Best operator	People & Remuneration Committee
14	Withstanding the impacts of geopolitics on our trade or investments	●	Best operator	Board
1.Free cash flow or business value (NPV)
2.Considering effectiveness of existing controls
Change versus 2022 represents changes in risk evaluation, movements up or down are driven by changes in consequence or likelihood.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	81
Risk to best operator
strategic objective
Preventing fatalities, permanent disablements,
and illness from a major hazard or safety
event
Nothing is more important than the safety and wellbeing
of our employees, contractors and communities where we
operate. The mining industry is inherently hazardous,
with the potential to cause illness or injury, damage to the environment and disruption to communities. Our
objective is first and foremost to have zero fatalities. Our focus is on identifying, managing and, where possible,
eliminating risks.

Strategic alignment		Change vs 2022
●	Best operator	Stable
Risks (Threats)
Major hazards include process safety, underground mining, slope geotechnical and tailings management. Failing to effectively manage these risks could result in a catastrophic event or other long-term damage. Loss of technical capability at complex operations poses a significant risk.
While not considered major hazards, significant risks at our sites include falling objects, fall from height, and vehicles and driving. These are the top three causes of potentially fatal incidents (PFIs) which could result in fatalities in our business.
Key exposures
Our underground operations such as Oyu Tolgoi, Diavik and Kennecott.
Geotechnical risk at our Kennecott and QIT Madagascar Minerals
(QMM) operations. Mass passenger transportation risks (including chartered aviation). Process safety at our smelters and refineries. Our tailings and water storage facilities.
Risk oversight
The Major Hazards Steering Committee, Risk Management Committee
and Sustainability Committee.
Preparing our Iron Ore business to meet the
demand for green steel
Decarbonisation of iron and steel making may affect the
future relative values of our iron ore products. We have
the opportunity to unlock business value through the
optimisation of our iron ore product strategy, partnering
with technology providers and universities, and
innovating with our customers to position ourselves
favourably for the future demand for green steel.

Strategic alignment		Change vs 2022
●	Best operator	Stable
Risks (Threats)
The emerging low-carbon iron and steel making technologies require high grade iron ores, and may not favour low-mid grade ores such as those found in the Pilbara. This could impact the future competitiveness of our iron ore portfolio. Decarbonisation of the steel value chain will require the development and proliferation of economic low-carbon technologies suited to low-mid grade ores.
This material risk is focused on a medium- to longer-term time horizon.
Key exposures
Pilbara low-mid grade ores.
Risk oversight
The Steel Decarbonisation Steering Committee and the Board.
Risk factors continued

82	Annual Report on Form 20-F 2023 | riotinto.com
Transforming our culture, enabling us to live
our values
Living our values goes to the heart of our Group’s
performance, prospects and reputation. Sharing and
demonstrating our values unlocks opportunities in all that
we do, every day. We are focused on building a culture of
trust, where all our people feel safe, respected and
empowered to be their best selves and help drive change.

Strategic alignment		Change vs 2022
●	Best operator	Stable
Risks (Threats)
Not living our values will lead to production over safety. As societal expectations change, it is essential that we focus on our commitment to social licence and our values of care, courage and curiosity. The final report of the Western Australia Parliamentary Inquiry into Sexual
Harassment in the Mining Industry and our release of the Everyday
Respect Report on the findings from an independent review of our workplace culture, both in 2022, highlighted the scale of change required internally and across the resources sector.
Risk oversight
The Board.
Remaining competitive through economic
cycles or shocks
Our business model depends on our ability to convert
existing resources to reserves available for mining when
required. The viability of our orebodies and business is
most sensitive to commodity economics which is greatly
influenced by macroeconomic and geopolitical
developments. We aim to remain competitive, preserve
resilience and maintain access to funding by having cost-
competitive assets, a diversified commodities portfolio, a
strong balance sheet, prudent financial policies and
strong ESG credentials.

Strategic alignment		Change vs 2022
●	Best operator	Stable
Risks (Threats)
Deteriorating economic and political environment leading to
falling commodity prices (reduced cash flow, limiting profitability), trade actions (increased tariffs, retaliations and sanctions), and governments’
efforts to exert more control over their natural resources by changing contractual, regulatory or tax measures. This can impact our key markets, operations or investments and access to funding.
Orebody health remains challenged with Ore Reserve depletion driven by expanded production and ongoing resource development challenges. Failure to secure access and approvals limiting collection of required orebody knowledge or a material reduction in commodity price may reduce the volume of existing reserves and the future conversion of resources to reserves in the required timeframe.
Risk oversight
The Financial Risk Management Committee, the Risk Management
Committee and the Audit & Risk Committee.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	83
Preventing material business disruption and
data breaches due to cyber events
Manage cybersecurity events to ensure there is no
disruption to our operations that could impact how our
employees work, or data privacy or sensitive information
breach related to customers, contractors or suppliers.

Strategic alignment		Change vs 2022
●	Best operator	Stable
Risks (Threats)
Cyber breaches can arise from malicious external or internal attacks, but also inadvertently through human error and the inconsistent application across functions of controls that are not managed by
Information Services and Technology (IS&T). Although the extent and frequency of cybersecurity threats remains in line with growth expectations, attacks have been observed to be more destructive in nature. The ongoing digitisation and transformation of operational technology environments, and the increasing use of AI to inform and automate decisions, amplifies the threat of loss of control systems or hijacking of autonomous functions.
Key exposures
Our greatest exposure continues to be through third parties. There was one notable breach in 2023 with Go Anywhere, a third party,  where sensitive Rio Tinto data was exposed. Additionally, the growing reliance on technology to underpin productivity is increasing the breadth and magnitude of operational disruption exposures.
Risk oversight
The Cyber Security Steering Committee (CSSC) and the Board.
Attracting, developing and retaining people
with the requisite skills
Our ability to achieve our business strategy depends on
attracting, developing and retaining a wide range of
internal and external skilled and experienced people.

Strategic alignment		Change vs 2022
●	Best operator	Stable
Risks (Threats)
Business interruption or underperformance may arise from a lack of access to capability. Tight labour markets and entry into new countries are leading to heightened competition for diverse talent and critical skills, such as climate, energy, decarbonisation, technical mining and processing skills, licence to operate, new commodities and projects.
Changing societal expectations are placing pressure on our corporate and employer brand, that is, who we are and what we stand for. Since the pandemic, people are less inclined to relocate, thus forcing us to rely on local or national recruitment which reduces the market size for sourcing talent.
Key exposures
Safety concerns as turnover rate in Process Safety Management (PSM)
roles continue.
Risk oversight
People & Remuneration Committee.
Risk factors continued

84	Annual Report on Form 20-F 2023 | riotinto.com
Withstanding the impacts of geopolitics on
our trade or investments
Geopolitics has the potential to increase trade tensions,
undermining rule-based trading systems. Trade actions
may impact our key markets, operations or investments,
limiting the benefits of being a multinational company
with a global footprint. We continue to build reliance
through diversification and to identify opportunities for
engagement with governments, civil society, industry
associations and international bodies.

Strategic alignment		Change vs 2022
●	Best operator	Stable
Risks (Threats)
Deteriorating economic and political environment leading to falling commodity prices (reduced cash flow, limiting profitability, reducing reserve inventory), trade actions (increased tariffs, retaliations, and sanctions), and governments’ efforts to exert more control over their natural resources by changing contractual, regulatory or tax measures. This can impact our key markets, operations or investments.
Key exposures
A highly uncertain and unstable global macro environment, including
China-US tensions and the indirect impacts of the war in Ukraine and conflict in the Middle East. The US election in November 2024 may bring multiple geopolitical and economic uncertainties.
Risk oversight
The Financial Risk Management Committee, the Risk Management
Committee and the Audit & Risk Committee.
Risk to impeccable ESG
credentials strategic objective
Minimising our impact on the environments
we work in and building physical resilience
to changes in those environments, including
climate change and natural disasters
Producing the materials the world needs means we have
an impact on the environment. Our operations and
projects are inherently hazardous, requiring proactive
management to minimise potential impact to water
resources, air quality or biodiversity in new asset
developments, existing operations and closures. Our
assets, infrastructure, communities and broader value
chains are exposed to the impacts of extreme weather
events, such as drought, flooding, heat waves and fires.
Climate change is expected to impact the frequency,
intensity and likelihood of extreme events.

Strategic alignment		Change vs 2022
●	Impeccable ESG	Increasing
Risks (Threats)
A number of our operations and future development opportunities exist within, or close to, sensitive biodiverse regions. Our licence to operate and develop requires us to demonstrate our capability to protect ecosystems and community health through improved practices and technological solutions. Natural hazards or extreme weather events can endanger our employees and communities, damage our assets or cause significant operational interruption. Longer-dated exposure to chronic changes in climate is less understood given the inherent uncertainty in future climate projections.
Key exposures
Our operations in the Pilbara and Saguenay–Lac-Saint-Jean region,
Simandou and RBM.
Risk oversight
The Risk Management Committee and the Sustainability Committee.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	85
Achieving our decarbonisation
targets competitively
Ensuring our ability to deliver longer-term strategic
objectives, achieve our Scope 1 and 2 targets between
now and 2050 and deliver on our focus area of
impeccable ESG, while balancing the need to invest for
growth, deliver superior shareholder returns and remain
competitive.

Strategic alignment		Change vs 2022
●	Impeccable ESG	Stable
Risks (Threats)
Delays in priority initiatives will threaten our Scope 1 and 2 target delivery and ability to respond proactively and competitively. A key uncertainty is our ability to successfully engage (and partner where appropriate) with governments and other external parties to progress grid decarbonisation. Furthermore, our 2030 targets include new technology that is dependent on timely and successful investment in research and development; for example, hydrogen calcination and
BlueSmeltingTM.
Following our social and human rights standards during implementation of decarbonisation projects will be critical to avoid adversely impacting people and stakeholder relationships. However, this may limit our available sourcing options and lead to delays in meeting our targets (for example, solar panel sourcing).
Key exposures
Rio Tinto Aluminium Pacific Operations (Pacific Ops) repowering and
Alumina processing.
Risk oversight
The Risk Management Committee and the Board.
Conducting our business with integrity,
complying with all laws, regulations
and obligations
Our determination to be the best operator and have
impeccable ESG credentials is underpinned by our zero
tolerance for non-compliance with our operational
procedures, laws and our obligations. These expectations
are outlined in our Group policies, standards and
procedures, published on our website at riotinto.com/
policies.

Strategic alignment		Change vs 2022
●	Impeccable ESG	Stable
Risks (Threats)
A serious breach in our operations or in our value chain of anti-
corruption legislation or sanctions, human rights, anti-trust rules, or inappropriate business conduct, could result in serious harm to people and significant reputational and financial damage.
Key exposures
Argentina and Guinea.
Risk oversight
The Group Ethics & Compliance Committee and the Board.
Risk factors continued

86	Annual Report on Form 20-F 2023 | riotinto.com
Risk to excel in development
strategic objective
Delivering on our growth projects
Delivering our growth strategy relies on our ability to
develop resources faster and more competitively than
others, while aiming for impeccable ESG credentials, and
on the success of our exploration and acquisition
activities to secure those resources. Developing projects
requires complex multi-year study and execution plans
and carries significant delivery risk.

Strategic alignment		Change vs 2022
●	Excel in development	Stable
Risks (Threats)
New high-quality deposits are increasingly scarce and those that are known require advances in processing technology, significant capital investment or may negatively impact our ESG credentials. Additionally, as studies and projects progress, they are susceptible to changes in approvals, societal expectations or changes in underlying commercial or economic assumptions, which could impact economic viability.
Key exposures
Simandou, Pilbara increasing approval time frames, Oyu Tolgoi underground expansion, Rincon, Resolution and Jadar.
Risk oversight
The Investment Committee, the Ore Reserves Steering Committee and
the Board.
Risk to social license
strategic objective
Building trusted relationships with communities
If we are not viewed as a trusted partner by communities
and broader society, our performance, future prospects
and reputation will be impacted.

Strategic alignment		Change vs 2022
●	Social licence	Increasing
Risks (Threats)
Our access to land and resources could be impacted if we are not considered a trusted partner that respects people’s rights, manages adverse social and environmental impacts and sustainably improves social and economic outcomes in communities that host our operations.
Other potential issues can include operational disruption, security incidents, expropriation, export or foreign investment restrictions, increased government regulation and delays in approvals, which may threaten the investment proposition, title or carrying value of assets.
Key exposures
Simandou, Richards Bay Minerals (RBM), Resolution, QMM, Oyu Tolgoi
and Jadar.
Risk oversight
The Risk Management Committee and the Sustainability Committee.
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	87
Leaving a positive legacy for future
generations, embedding closure
considerations throughout the lifespan
of our assets
We aspire to leave a positive legacy for future
generations. We do this in partnership with our
stakeholders, embedding closure considerations
throughout the entire lifespan of our assets – in the way
we design, build, run, close and transition them.

Strategic alignment		Change vs 2022
●	Social licence	Increasing
Risks (Threats)
Financial obligations for closure may increase over time due to stakeholders’ and community expectations, regulation, standards, technical understanding and techniques.
Exposures at a closed or legacy asset could impact our reputation, our licence to operate globally and the cost of closure. The legacy portfolio continues to retain a level of uncertainty due to the lack of historic information. We are progressively undertaking studies to determine options for future management.
Key exposures
Pilbara near-term closures (including Channar), Gove, Argyle, Energy
Resources Australia (ERA) (non-managed), and the Panguna site in
Bougainville (legacy).
Risk oversight
The Closure Steering Committee and the Sustainability Committee.

Building trusted relationships with
Indigenous Peoples
Our relationships with Indigenous Peoples play a material
role in delivering our operational and strategic goals and
in our ability to operate. A breakdown in these critical
relationships may have a significant impact on our
business. We aim to build respectful and enduring
relationships with Indigenous partners and communities,
enabling them to realise their goals and aspirations, and
to create long term shared benefits.

Strategic alignment		Change vs 2022
●	Social licence	Stable
Risks (Threats)
Mining activities may strain relationships with Indigenous Peoples, particularly where actual or perceived damage of significant cultural values (cumulative or acute) occurs without consultation and consent.
This may result in loss of trust with Indigenous Peoples, impacting our social licence to operate.
Key exposures
Resolution, Pilbara and British Columbia.
Risk oversight
The Risk Management Committee and the Sustainability Committee.
Risk factors continued

88	Annual Report on Form 20-F 2023 | riotinto.com
Five-year review
Selected financial data
The selected consolidated financial information below has been derived from the historical audited consolidated financial statements of the Rio Tinto
Group. The selected consolidated financial data should be read in conjunction with, and qualified in their entirety by reference to, the 2023 financial statements and notes thereto. The financial statements as included on pages 158-237 have been prepared in accordance with International
Financial Reporting Standard (IFRS) as defined in “The basis of preparation” section to the financial statements on page 158.
Rio Tinto Group
Income statement data

For the years ending 31 December Amounts in accordance with IFRS	2023 $m	2022[2] $m	2021[2] $m	2020 $m	2019 $m
Consolidated sales revenue	54,041	55,554	63,495	44,611	43,165
Group operating profit[1]	14,823	19,933	29,817	16,829	11,466
Profit after tax for the year[2]	9,953	13,048	22,597	10,400	6,972
Basic earnings for the year per share (US cents)[2]	620.3	765.0	1,304.7	604.0	491.4
Diluted earnings for the year per share (US cents)[2]	616.5	760.4	1,296.3	599.8	487.8
Dividends per share
Dividends declared during the year
US cents
–interim	177.0	267.0	376.0	155.0	151.0
–interim special	–	–	185.0	–	61.0
–final	258.0	225.0	417.0	309.0	231.0
–special	–	–	62.0	93.0
UK pence
–interim	137.67	221.63	270.84	119.74	123.32
–interim special	–	–	133.26	–	49.82
–final	203.77	185.35	306.72	221.86	177.47
–special	–	–	45.60	66.77
Australian cents
–interim	260.89	383.70	509.42	216.47	219.08
–interim special	—	–	250.64	—	88.50
–final	392.78	326.49	577.04	397.48	349.74
–special	–	–	85.80	119.63
Dividends paid during the year (US cents)
–ordinary	402.0	684.0	685.0	386.0	331.0
–special	–	62.0	278.0	–	304.0
Weighted average number of shares basic (millions)	1,621.4	1,619.8	1,618.4	1,617.4	1,630.1
Weighted average number of shares diluted (millions)	1,631.5	1,629.6	1,628.9	1,628.6	1,642.1
Share buy-back ($ million)		–	–	208	1,552
Balance sheet data
Total assets	103,549	96,744	102,896	97,390	87,802
Share capital/premium	7,908	7,859	8,097	8,302	7,968
Total equity/net assets[2]	56,341	52,741	57,113	51,903	45,242
Equity attributable to owners of Rio Tinto[2]	54,586	50,634	51,947	47,054	40,532
1.Group operating profit or loss includes the effects of charges and reversals resulting from impairments (other than impairments of equity accounted units) and profit and loss on disposals of interests in businesses. Group operating profit or loss amounts shown above exclude equity accounted operations, finance items, tax and discontinued operations.
2.Comparative information has been restated to reflect the adoption of narrow scope amendments to IAS12 “Income Taxes”.
Directors’ approval statement
This Strategic report is delivered in accordance with a resolution of the Board, and has been signed on behalf of the Board by:
Dominic Barton
Chair
21 February 2024
Strategic report

Annual Report on Form 20-F 2023 | riotinto.com	89

Energie
électrique
HUGO MCNICOLL
Energie
Électrique

Directors’ report

Governance
Chair’s introduction	91
Board of Directors	92
Executive Committee	94
Our stakeholders – Section 172(1) statement	96
How the Board has considered stakeholders in their decision-making	100
How the Board monitors culture	101
Board activities in 2023	102
Governance framework	103
Evaluating our performance	104
Nominations Committee report	105
Audit & Risk Committee report	107
Sustainability Committee report	111
Remuneration report
Annual statement by the People & Remuneration Committee Chair	113
Remuneration Policy	119
Implementation report	127
Additional statutory disclosure	146
Compliance with governance codes and standards	152

Alma, Canada
90	Annual Report on Form 20-F 2023 | riotinto.com
Chair’s introduction
Our focus as a Board in 2023 has
been on embedding an empowering
culture and on the delivery of
consistent operational performance
to progress our four key strategic
objectives. Strong corporate
governance is essential to achieving
these goals.
The following pages provide a comprehensive
description of our governance arrangements -
including our overall governance framework, how
we engage with stakeholders, how we
evaluate our own Board effectiveness and
detailed reports on the work of each of
our Board committees. I believe these
arrangements are first class, but we recognise
that effective governance requires constant
adaptation and evolution. We therefore strive
to continuously improve our approach
to optimise how the Board can drive and
support the success of the business, for
the benefit of shareholders and all of our
other stakeholders.
It has been another busy year for the
Board, but in this introduction I would
like to highlight three areas which were an
important part of our focus during 2023,
and into 2024.
Site visits
With the lifting of most remaining COVID-
related travel restrictions in 2023, we were
able to resume Board visits to our operations
and to strategically important countries. Whilst
like many, we adapted well to the pandemic
restrictions with ‘virtual’ Board meetings, there
is simply no substitute for getting on the
ground in person to gain first hand insights
into operations and meet key stakeholders in
person.
In July, we had a remarkable visit to Mongolia.
The Board visited our mining operations at
Oyu Tolgoi and met with employees, partners
and contractors, and members of the local
community. The visit also included important
meetings with our partners in the Mongolian
government and the opportunity to experience
the annual Naadam Festival, showcasing the
nation’s history and cultural roots.
In September, we held our Board meeting in
Washington, D.C. Given the importance of
the Group's North American business and
strategy and the very significant role that
the United States plays in climate, energy
transition, and geopolitics, the trip included
a program of valuable engagements with US
civil society, business and political leaders.
We had a landmark visit in December, where
we held the first Rio Tinto Board meeting in
China. The visit included a series of
engagements to deepen our relationships with
government, customers, partners and
suppliers. We also celebrated key milestones
such as the 40th anniversary of the opening of
our China Office and the 50th anniversary of
the first shipment of iron ore to China.
Board composition
As we reported last year, during 2022 we
evaluated the mix of skills and experience on
the Board and concluded that we needed to
refresh our composition, with a particular focus
on mining, operations and projects
experience, renewables and the energy
transition, finance / accounting, and
knowledge of countries or regions of strategic
relevance to the Group.
Over the course of 2023, I am pleased
that we have made significant progress
in this, with the announcement of six new Non-
Executive Directors representing these
skillsets and experience. We have provided
details on the search process for our new
Non-Executive Directors and how they fulfil
these skills requirements in the Nominations
Committee Report on page 106.
Board evaluation
In the second half of 2023 we had the
three-yearly external, independent evaluation
of Board effectiveness – this is described
further on the following pages.
Overall, the review concluded that the Board
and its Committees were working effectively,
but it also provided some valuable insights on
how we can enhance performance. We
discussed the initial findings in October 2023
and reviewed some detailed suggested
actions in February 2024 that we hope will
help with the ongoing optimisation of our
governance arrangements.
I believe that these activities, and those
described over the following pages, represent
a solid set of corporate governance
arrangements at Rio Tinto, but also
demonstrate our commitment to continuously
improving them.
Dominic Barton
Chair
21 February 2024
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	91
Board of Directors
Rio Tinto plc and Rio Tinto Limited have a common Board of Directors. The Directors are collectively responsible for the stewardship and long-term sustainable success of the Group.

Dominic Barton BBM Chair
BA (Hons), MPhil. Age 61. Appointed April 2022; Chair from May 2022.
Skills and experience:
Dominic spent over 30 years at
McKinsey & Company, including nine
years as the Global Managing Partner,
and has also held a broad range of
public sector leadership positions. He
has served as Canada’s Ambassador
to China, Chair of Canada’s Advisory
Council for Economic Growth, and
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
Rio Tinto’s future success.
Current external appointments:
Chair of LeapFrog Investments and
Chancellor of the University
of Waterloo.

Simon Henry Independent Non-Executive Director
MA, FCMA. Age 62. Appointed April 2017.
Skills and experience:
Simon has significant experience in
global finance, corporate governance,
mergers and acquisitions,
international relations, and strategy.
He draws on over 30 years’
experience at Royal Dutch Shell plc,
where he was Chief Financial Officer
between 2009 and 2017.
Current external appointments:
Senior Independent Director of
Harbour Energy plc, Adviser to the
Board of Oxford Flow Ltd, member of
the Board of the Audit Committee
Chairs’ Independent Forum, member
of the Advisory Board of the Centre
for European Reform and Advisory
Panel of the Chartered Institute of
Management Accountants (CIMA),
and trustee of the Cambridge China
Development Trust.

Jakob Stausholm Chief Executive
Ms Economics. Age 55. Appointed Chief Financial Officer September 2018; Chief Executive from January 2021.
Skills and experience: As Chief
Executive, Jakob brings strategic and
commercial expertise and governance
experience. He is committed to rebuilding
trust with communities, Traditional
Owners and engaging broadly with
stakeholders, including governments,
partners and other business leaders. He
continues to focus on improving
operational performance, including
through the Safe Production System,
creating and progressing value-accretive
growth options while remaining
disciplined on capital allocation and
delivering returns for shareholders. Jakob
joined Rio Tinto in 2018 as Chief
Financial Officer. He has over 20 years’
experience, primarily in senior finance
roles at Maersk Group and Royal Dutch
Shell plc, including in capital-intensive,
long-cycle businesses, as well as in
innovative technology and supply chain
optimisation. He was also a Non-
Executive Director of Woodside
Petroleum and Statoil (now Equinor).
Current external appointments:
None.

Kaisa Hietala Independent Non-Executive Director
MPhil, MS. Age 53. Appointed March 2023.
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
Corporation.
Current external appointments:
Senior Independent Director of Smurfit
Kappa Group plc, Non-Executive
Director of Exxon Mobil Corporation,
Chair of the Board of Tracegrow Ltd
and a member of the Supervisory
Board of Oulu University.

Peter Cunningham Chief Financial Officer
BA (Hons), Chartered Accountant (England and Wales). Age 57. Chief Financial Officer from June 2021.
Skills and experience:
As Chief Financial Officer, Peter
brings extensive commercial
expertise from working across the
Group in various geographies. He is
strongly focused on the
decarbonisation of our assets,
investing in the commodities essential
for the energy transition, and
delivering attractive returns to
shareholders while maintaining
financial discipline.
During almost three decades with
Rio Tinto, Peter has held a number of
senior leadership roles, including
Group Controller, Chief Financial
Officer – Organisational Resources,
Global Head of Health, Safety,
Environment & Communities, Head of
Energy and Climate Strategy, and
Head of Investor Relations.
Current external appointments:
None.

Sam Laidlaw Independent Non-Executive Director
MA, MBA. Age 68. Appointed February 2017; Senior Independent Director from May 2019.
Skills and experience:
Sam has more than 40 years’
experience of long-cycle, capital-
intensive industries in which safety,
the low-carbon transition, and
stakeholder management are critical.
Sam has held a number of senior
roles in the energy industry, including
as CEO of both Enterprise Oil plc and
Centrica plc. He was also a member
of the UK Prime Minister’s Business
Advisory Group.
Current external appointments:
Chair of Neptune Energy Group
Holdings Ltd, Chair of the National
Centre of Universities & Business
and Board member of Oxford Saïd
Business School.

Dean Dalla Valle Independent Non-Executive Director
MBA. Age 64. Appointed June 2023.
Skills and experience:
Dean brings over four decades of
operational and project management
experience in the resources and
infrastructure sectors. He draws on
40 years’ experience at BHP where
he was Chief Commercial Officer,
President of Coal and Uranium,
President and Chief Operating Officer
Olympic Dam, President Cannington,
Vice President Ports Iron Ore and
General Manager Illawarra Coal.
He has had direct operating
responsibility in 11 countries, working
across major mining commodities,
and brings a wealth of experience in
engaging with a broad range of
stakeholders globally, including
governments, investors and
communities. Dean was Chief
Executive Officer of Pacific National
from 2017 to 2021.
Current external appointments:
Chair of Hysata.

Susan Lloyd- Hurwitz Independent Non-Executive Director
BA (Hons), MBA (Dist). Age 56. Appointed June 2023.
Skills and experience:
Susan brings significant experience in the
built environment sector with a global
career spanning over 30 years. Most
recently Susan was Chief Executive
Officer and Managing Director of Mirvac
Group for over a decade. Prior to this,
she was Managing Director at LaSalle
Investment Management, and held
senior executive positions at MGPA,
Macquarie Group and Lendlease
Corporation. Susan is known for her
transformational leadership on cultural
change, gender equity, diversity and
inclusion, and sustainability, while at the
same time delivering financial results.
Current external appointments:
President of Chief Executive Women,
Chair of the Australian National Housing
Supply & Affordability Council, Non-
Executive Director of Macquarie Group,
Member of the Sydney Opera House
Trust, Global Board member at leading
international business school, INSEAD
and Non-Executive Director of
Spacecube.

92	Annual Report on Form 20-F 2023 | riotinto.com

Board and Secretary changes
Megan Clark stepped down from the
Board on 15 December 2023. Steve
Allen stepped down as Group
Company Secretary on 29 August
2023. Sharon Thorne will join the Board
on 1 July 2024.
Past external appointments over the last three years For details of each Director’s previous directorships of other listed companies see the Directors’ report on page 147.	Board committee membership key
		Committee Chair	●	Nominations Committee
	●	Audit & Risk Committee	●	Sustainability Committee
	●	People & Remuneration Committee

Simon McKeon AO Independent Non-Executive Director
BCom, LLB, FAICD. Age 68. Appointed January 2019; Senior Independent Director, Rio Tinto Limited from September 2020. Designated Non-Executive Director for workforce engagement from January 2021.
Skills and experience:
Simon brings insights into sectors,
including financial services, for
purpose, law and government.
He practised as a solicitor before
working at Macquarie Group for 30
years, including as Executive Chair of
its business in Victoria, Australia.
Simon served as Chair of AMP
Limited, MYOB Limited, and the
Commonwealth Scientific and
Industrial Research Organisation
(CSIRO) and was the first President
of the Australian Takeovers Panel.
Current external appointments:
Chancellor of Monash University,
Chair of the Australian Industry
Energy Transitions Initiative Steering
Group, and Non-Executive Director of
National Australia Bank Limited.

Ngaire Woods CBE Independent Non-Executive Director
BA/LLB, DPhil. Age 61. Appointed September 2020.
Skills and experience:
Ngaire is the founding Dean of the
Blavatnik School of Government,
Professor of Global Economic
Governance and the Founder of the
Global Economic Governance
Programme at Oxford University. As a
recognised expert in public policy,
international development and
governance, she has served as an
adviser to the African Development
Bank, the Asian Infrastructure
Investment Bank, the Center for
Global Development, the
International Monetary Fund, and the
European Union.
Current external appointments:
Vice-Chair of the Governing Council
of the Alfred Landecker Foundation
and Board member of the Mo Ibrahim
Foundation, the Van Leer
Foundation, and the Schwarzman
Education Foundation. Member of the
Conseil d’administration of L’Institut
national du service public.

Martina Merz Independent Non-Executive Director
B.Eng. Age 61. Appointed February 2024.
Skills and experience:
Martina brings over 38 years of
extensive leadership and operational
experience, most recently as CEO of
industrial engineering and steel
production conglomerate
ThyssenKrupp AG. She has held
numerous leadership roles, including
at Robert Bosch GmbH and at
Chassis Brakes International. Martina
also has extensive listed company
experience and is known for her
expertise in the areas of strategy, risk
management, legal/compliance and
human resources.
Current external appointments:
Member of the supervisory
board at AB Volvo and Siemens
Aktiengesellschaft and Member of the
Shareholder Council of the
Foundation Carl-Zeiss-Stiftung as the
owner of Zeiss AG and Schott AG.

Ben Wyatt Independent Non-Executive Director
LLB, MSc. Age 49. Appointed September 2021.
Skills and experience:
Ben had a prolific career in the Western
Australian Parliament before retiring in
March 2021. He held a number of
ministerial positions and became the first
Indigenous treasurer of an Australian
parliament. His extensive knowledge of
public policy, finance, international trade
and Indigenous affairs brings valuable
insight and adds to the depth of
knowledge on the Board. Ben was
previously an officer in the Australian
Army Reserves, and went on to have a
career in the legal profession as a
barrister and solicitor.
Current external appointments:
Non-Executive Director of Woodside
Energy Ltd, APM Human Services
International Limited, Telethon Kids
Institute and West Coast Eagles.
Member of the Advisory Committee of
Australian Capital Equity.

Jennifer Nason Independent Non-Executive Director
BA, BCom (Hons). Age 63. Appointed March 2020.
Skills and experience:
Jennifer has over 37 years of
experience in corporate finance and
capital markets. She is the Global
Chair of Investment Banking at
JP Morgan, based in the US,
where she sits on the Investment
Bank’s Executive Committee.
For the past 20 years, she has
led the Technology, Media and
Telecommunications global
client practice. During her time at
JP Morgan, she has also worked
in the metals and mining sector
team in both the US and Australia.
Jennifer co-founded and chaired the
company’s Investment Banking
Women’s Network.
Current external appointments:
Co-Chair of the American Australian
Business Council.

Andy Hodges Group Company Secretary
Associate of the Chartered Governance Institute UK and Ireland; MBA. Age: 56. Appointed August 2023.
Skills and experience:
Andy joined Rio Tinto in 2018 and
became Group Company Secretary
in 2023. Andy brings with him nearly
20 years of experience in senior
company secretarial roles, including
as Head of Secretariat at Centrica,
Deputy Company Secretary at Anglo
American and Assistant Company
Secretary at Aviva.
Current external appointments:
None.

Joc O’Rourke Independent Non- Executive Director
BSc, EMBA. Age 63. Appointed October 2023.
Skills and experience:
Joc has over 35 years of experience
across the mining and minerals
industry.  He was the Chief Executive
Officer of The Mosaic Company, the
world’s leading integrated producer
and marketer of concentrated
phosphate and potash, from 2015 to
December 2023. He also served as
President of Mosaic until recently and
previously held roles there including
Executive Vice President of
Operations and Chief Operating
Officer. Prior to this, he was President
of Australia Pacific at Barrick Gold
Corporation, leading gold and copper
mines in Australia and Papua New
Guinea. Joc is known for his deep
knowledge of the mining industry, and
passion for improving safety and
operational performance.
Current external appointments:
Non-Executive Director at the Toro
Company and The Weyerhaeuser
Company.

Tim Paine Company Secretary, Rio Tinto Limited
BEc, LLB, FGIA, FCIS. Age 60. Appointed January 2013.
Skills and experience:
Tim joined Rio Tinto in 2012 and
became Joint Company Secretary
of Rio Tinto Limited in January
2013. He has over 30 years of
experience in corporate counsel
and company secretary roles,
including as General Counsel and
Company Secretary at Mayne
Group, Symbion Health and Skilled
Group. Tim also spent 12 years at
ANZ Bank, including as Acting
General Counsel and Company
Secretary.
Current external appointments:
Joint Company Secretary for
Australia-Japan Innovation Fund
and member of the Governance
Institute of Australia’s Legislation
Review Committee.

Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	93

Executive Committee
Day-to-day management of the business is delegated by the Board to the Chief Executive and, through him, to other members of the
Executive Committee and to certain management committees.

Jakob Stausholm Chief Executive Biography can be found on page 92.
Peter Cunningham Chief Financial Officer Biography can be found on page 92.

Mark Davies Chief Technical Officer
Mark was appointed to the Executive Committee
in 2020 and became Chief Technical Officer in
October 2021. Mark joined Rio Tinto in 1995 as a
Senior Mechanical Engineer and has worked in
operational and functional leadership roles,
including in our Iron and Titanium business unit,
Group Risk, and Global Procurement.
Mark is responsible for our development teams,
including Exploration, Studies and Major Capital
Construction, Energy, Climate and Closure
teams working to rehabilitate and repurpose
mines and facilities at the end of the
development cycle. Mark’s remit also includes
our technical centres of excellence as well as the
Office of the Chief Scientist, which drives our
global research and development activities. Mark
is our representative on the Champions of
Change Coalition, a group of business and
community leaders working to achieve a
significant and sustainable increase in the
representation of women in leadership.

Bold Baatar Chief Executive, Copper
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

Isabelle Deschamps Chief Legal Officer, Governance & Corporate Affairs
Isabelle joined Rio Tinto in November 2021.
She has extensive international experience,
most recently as General Counsel of the
AkzoNobel Group and a member of its Executive
Committee, with responsibility across Legal,
Strategy and M&A activities. Prior to this, Isabelle
worked at Unilever in the UK and the
Netherlands, holding various legal and
compliance leadership roles.
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

Alf Barrios Chief Commercial Officer
Alf was appointed Chief Commercial Officer,
Chair for China and Chairman for Japan in 2021.
He joined Rio Tinto in 2014 as Chief Executive,
Aluminium. Alf has over 30 years of global
experience in the resources sector across
operations, marketing, trading and business
development.
The Commercial team is accountable for our
sales and marketing, procurement, marine and
logistics activities, and creates value and growth
across Rio Tinto by working closely with our
assets, customers and suppliers. Alf is focused
on building industry-leading customer and
supplier partnerships to deliver innovation and
ESG leadership and create future value for the
company.

Sinead Kaufman Chief Executive, Minerals
Sinead became Chief Executive, Minerals in
March 2021. Since Sinead joined Rio Tinto in
1997 as a geologist, she has held senior
leadership and operational roles across
Aluminium, Copper & Diamonds, Energy &
Minerals, and Iron Ore. She joined the Executive
Committee in early 2021.
Sinead brings strong operational expertise
combined with a track record of delivering future-
focused sustainability outcomes. Sinead has led
the Minerals business to play a central role in
driving growth, for example, through the
acquisition of the Rincon Lithium Project in
Argentina, which supports our battery materials
strategy. She is also playing a leading role in
many sustainability initiatives to help us reach
our decarbonisation ambition.

94	Annual Report on Form 20-F 2023 | riotinto.com

James Martin Chief People Officer
James joined our Executive Committee as
Chief People Officer in April 2021. Prior to this,
James was at Egon Zehnder for 21 years. He led
a range of global practices and specialised in
coaching, talent management and leadership
development. Prior to this, he worked in equity
research after a career as an air force pilot.
James has been supporting our culture
evolution, from building a new leadership
program, to paving the way to a more inclusive
work environment and helping create our new
values. His vision is to help unlock more of our
potential and to inspire even more of our
colleagues to feel the pride in Rio Tinto that
many already do.

Jérôme Pécresse Chief Executive, Aluminium
Jérôme was appointed Chief Executive,
Aluminium in October 2023. Prior to joining Rio
Tinto, Jérôme was President & CEO of General
Electric (GE) Renewable Energy, where he
helped define and implement GE’s strategy to
support the decarbonisation of the energy sector.
He brings a wealth of global experience,
primarily in energy, mining, business
development and strategy from his previous
roles at GE, Alstom and Imerys.
Jérôme is committed to the energy transition and
is focused on decarbonising our operations while
growing our business to support new material
needs for the future. Building a strong work
culture around diversity and entrepreneurship,
and forging partnerships with First Nations and
Indigenous Peoples, communities and
governments is fundamental to his approach.

Kellie Parker Chief Executive, Australia
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

Simon Trott Chief Executive, Iron Ore
As Chief Executive – Iron Ore, Simon leads
the world’s largest and most innovative
integrated bulk commodity producer, achieving
exceptional financial performance by finding
better ways to provide the materials the
world needs.
Drawing on 25 years’ mining industry experience
across operating, commercial and business
development roles, Simon is driving the Iron Ore
business to develop a values-based
performance culture and reach its vision to
become the most valued resource business.
He is focused on building the Iron Ore business
we need for the future, by transforming its safe
operating performance, leading the field in mine
development, building valued partnerships,
respecting, trusting and supporting self-
determined outcomes for Traditional Owners, as
well as positioning for a green future and
decarbonising the Pilbara.

Former Executive
Committee members
Ivan Vella resigned from Rio Tinto in 2023 and
ceased to be a member of the Executive
Committee on 13 June 2023. He continued as
Chief Executive, Aluminium until 23 October
2023, when Jérôme Pécresse succeeded him.
Arnaud Soirat stepped down as Chief Operating
Officer on 31 January 2024, ahead of his
retirement from Rio Tinto.

Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	95

Our stakeholders
This section, together with the information on pages 12-13, constitutes our Section 172(1) statement.
The Board is required by the UK Companies Act 2006 to promote the success of the company for the benefit of our shareholders, and in doing so, take into account the interests of our wider stakeholders.
Our key stakeholders are our workforce, the communities in which we operate, civil society organisations, governments, our investors, our customers, and our suppliers.

How we engage
Workforce Engaged people are key to our success.
–Intranet, emails and newsletter updates on
subjects such as safety and mental health
shares, financial results and Group news.
–Twice-yearly people surveys.
–myVoice, our confidential reporting
program.
–Sessions with members of the Board and
employees.
–In-person and virtual town halls with the
Board and Executive Committee members.

–The Board engaged with our workforce
while visiting several sites and offices
throughout the year, including in Mongolia,
London, France, Perth and China. For
more information about some of these
visits, see page 101.
–In May 2023, members of the Board met
with three employee groups at our Perth
office. Two groups included emerging
talent, while the third was employees from
our Development & Technology team.
These sessions allowed Board members
and our teams to exchange insights and
reflections about the business.

Communities The communities where we live and work are fundamental to our business – without their support, we cannot operate.
We continue to strengthen our social
performance structure, governance approach
and processes. We have increased
engagement between Indigenous Peoples and
our senior operational leaders and teams. Our
engagement activities include:
–Community liaison teams.
–Various meeting formats to reflect local
expectations.
–myVoice, our confidential whistleblower
program, which provides a way for anyone,
internal or external, to raise concerns about
the Group.

–Executive members regularly meet with
Indigenous communities as part of
site visits.
–Since 2021, we have asked Traditional
Owner groups in the Pilbara to share yearly
feedback on our progress on some of the
commitments we made as part of the Rio
Tinto Board Review in 2020 on cultural
heritage management. In 2023, six out of
ten Pilbara Traditional Owner entities chose
to respond. The feedback is presented at
riotinto.com/juukangorge.

Civil society
organisations
Civil society organisations
(CSOs) play an important role
in society. They hold us to
account and help us
understand societal
expectations across ESG
issues, identify risks and
opportunities to collaborate.

–We engage regularly with a wide range of
CSOs to understand and respond to areas
of interest and concern, communicate
progress, share challenges and advance
common goals. In 2023, we expanded our
outreach to CSOs in Argentina, Serbia,
Guinea, the US and Canada.
–We engage locally, nationally and globally
on specific issues related to an operation.
–We attend industry forums where CSOs are
present to understand the latest trends and
expectations on ESG issues.

–Since 2018, we have held annual
roundtables with CSO leaders and
members of the Board and Executive
Committee. The roundtables provide a
dedicated forum for our most senior
leaders to engage directly with CSOs and
discuss strategic issues.
–We continue to have issue-specific
conversations with CSOs to explore issues
in depth and gain detailed insights to inform
our approach to each topic. In 2023, these
included two sessions on decarbonisation
progress, three sessions about the Jadar
project, and two sessions about the
Resolution Copper project.

96	Annual Report on Form 20-F 2023 | riotinto.com

What was important in 2023	How the Board has taken account of these interests
–Company culture and the Everyday Respect report –Training and career opportunities –Compensation and inflation –Health, safety and wellbeing –Business growth and operational performance –Societal issues
–Simon McKeon, our designated Non-Executive Director for workforce engagement, oversees our program of workforce engagement events.
–An engaged and diverse workforce is imperative to the success of the business. The
Board reviews the implementation activities and progress of the 26 recommendations of the Everyday Respect report quarterly. For more information about the Everyday
Respect initiative and how the Board monitors our culture, see pages 100 and 101.
–The health, safety and wellbeing of our people is a key priority for the Board. The Board considers this in all decisions to ensure we continually evolve our assets’ safety maturity and aim to create a physically and psychologically safe workplace.
–The Board considers our workforce when making decisions on new ventures, projects and other growth opportunities, and aims to support job opportunities and fair work.
For more information about how the Board engages with employees to understand their interests and concerns, see page 101.

–Job creation and procurement
opportunities
–Land access
–Socioeconomic development projects
–Environmental management, tailings
storage facilities, operational impacts and
potential site closures
–Security

–The Board oversees and receives regular updates on many projects and the impact they have or will have on communities. Supporting economic opportunities for our host communities and regions is a key priority for us and, in addition to our social investment programs, we strive to employ local people and engage local services.
–We have developed the Western Australian Indigenous Participation Strategy, designed to support a more collaborative approach to attracting and developing Indigenous employees.
–We have undertaken independent cultural management audits to help us improve our cultural heritage management and performance, and our engagement with Indigenous communities.
–The Australian Advisory Group guides us on current and emerging issues, which helps us better manage policies and positions important to Australian communities and our broader business.
For more information about our work with communities, see page 66-70.

–Decarbonisation, offsets and Scope 3
–Water management, biodiversity protection
and nature-based solutions
–Cultural heritage protection, Indigenous
economic advancement, community
consultation, consent and free, prior and
informed consent (FPIC)
–EU due diligence regulation
–Transparency and anti-corruption
–Advocacy on policy

–The Board and its sub-committees consider issues raised by CSOs throughout the year, particularly through the Sustainability Committee. The Board is represented at the CSO roundtables through the Chair and other Directors.
–The Board considers ESG issues and our social licence to operate when making decisions on new ventures, projects and other growth opportunities.
–The Chair and executives engaged extensively with investors on the topic of environment and water. In 2023, we published our transparent water data platform which was well received by CSOs and other stakeholders.

Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	97

How we engage

Governments
Governments – national, state
and provincial, and local – are
important stakeholders for our
business. They provide the
legal and policy framework that
supports our businesses, and
ensures that our communities
and people are protected.

–We provide updates on issues relevant to
our industry, either directly or as part of
industry associations.
–We participate in multi-stakeholder
organisations, initiatives and roundtables, such
as the  Extractive Industry Transparency
Initiative (EITI), and the ICMM.
–We have innovative partnerships with
governments, such as ELYSIS with the
Governments of Canada and Quebec. We
also partner with governments on projects,
such as with the Government of Guinea on
the Simandou iron ore deposit.
–Government representatives regularly visit
our sites.

–In Australia, we engage with governments
on issues such as project approvals and
cultural heritage protection.
–In the US, we advocate on public policy
related to the North American supply chain
and alignment on climate change, critical
minerals and materials, renewable energy,
and trade.
–In China, we partner and engage with a
range of government and state-owned
entities on issues related to climate
change, innovation, training, procurement,
and product supply.
–We contribute to UK and EU public policy
development.

Investors Our strategy and long-term success depend on the support of our investors.
–Regular calls, one-on-one meetings and
group events, roadshows, presentations
and attendance at investor conferences.
–Webinars and online Q&A sessions.
–Our corporate reporting suite and regular
updates on our website and social media.
–We held two annual general meetings
(AGMs), one in Australia and one in the UK,
where institutional and retail investors could
engage directly with the Board and
management, giving them the opportunity to
ask questions and vote on our
Remuneration Report.

–In 2023, our Chair, Dominic Barton,
met with investors from the UK, the US and
Australia to convey how our strategy
integrates the net zero transition into our
business, including our portfolio, capital
investment decisions, and
business planning.

Customers The needs of our customers are central to our operational decision-making.
–Our Commercial team engages with
customers through direct engagements and
via business and industry forums.
–We periodically seek feedback from our
customers through a customer survey,
supplementary to the regular feedback we
receive as part of ongoing customer
interactions. The next customer survey will
be conducted in 2024. Results from these
surveys will be shared with the Board.

–Decarbonisation is one of our customers’
biggest challenges. We partner to find
innovative solutions to help produce
sustainable products that support their net
zero ambitions. For example, in 2023 we
signed a memorandum of understanding with
the BMW Group to deliver low-carbon
aluminium, while also enabling a more
sustainable and traceable supply chain for
aluminium products through our START
blockchain technology.
–In December 2023, the Board visited China
and met with Chinalco, China Baowu and
BYD. Board members visited their
operations, demonstrating our commitment
to continuing to strengthen our partnerships
with China.

Suppliers Our suppliers are critical to our ability to run efficient and safe global operations.
–Our Commercial team manages contracts
and engages with our suppliers in a range
of ways, including regular meetings and site
visits, supplier events, local and host
community procurement forums, annual
awards, and supplier capability
development initiatives.
–We partner with suppliers to co-develop
technologies and applications, such as
renewable diesel with Neste and Rolls-
Royce.

–We periodically seek feedback from our
suppliers through a supplier survey to
improve our engagement and to strengthen
our partnerships. The next supplier survey
will be conducted in 2024. Results from
these surveys are shared with the Board.

Our stakeholders continued

98	Annual Report on Form 20-F 2023 | riotinto.com

What was important in 2023	How the Board has taken account of these interests
–Tax and royalty payments
–Compliance with laws and regulations
–Local employment, procurement, health and safety
–ESG issues, decarbonisation opportunities and
socioeconomic development projects
–Operational environmental management
–Transparency and human rights
–Industrial policy
–New technology
–Security

–We engage with government officials to understand their expectations, concerns, and policies. This helps us align our activities with government interests. The
Board receives regular updates regarding all our projects and, in doing so, oversees our engagement with governments.
–Board meetings were held in Australia, Mongolia, US and China in 2023, with significant engagement with government stakeholders.
–The Board oversees our financial management to ensure we comply with tax obligations and fair contribution to our host country's revenue. We comply with regulations and contribute positively to the economic and social development of the regions where we operate.

–Financial and operational performance.
–Our ESG performance, including the impact of
climate change and how we are decarbonising
our business.
–Compliance with laws and regulations.
–Human rights.
–Remuneration policy.

–With regard to capital allocation and shareholder returns, the Board is committed to maintaining an appropriate balance between cash returns to shareholders and investment in the business, with the intention of maximising long-term shareholder value.
–Given investor interest in ESG issues, including climate change and our work with communities around the world, the Board considers these issues during its yearly strategy sessions when assessing our portfolio positions.
–The Board’s engagement in CSO roundtables and some investor events provides a sounding board as we implement our strategy, respond to requisitioned resolutions and develop our reporting.
–The People & Remuneration Committee Chair consulted extensively with shareholders and proxy advisers in 2023 to update them on proposals for the
Remuneration Policy which is due for renewal at the 2024 AGMs, taking their feedback into consideration.

–Supply security.
–Responsible sourcing and supply.
–Transparency in the supply chain.
–Human rights.
–Compliance with laws and regulations.
–Competitive pricing.
–Product quality.
–Strategic partnerships.
–Evidence of ESG traceability.
–Participation in responsible mining certification
systems.

–The Chief Commercial Officer updates the Board annually on the key priorities and vision for Commercial, its role in supporting the Group strategy, and our customer engagement initiatives.
–The Board approved a $700 million[1] investment to acquire a 50% equity stake in
Giampaolo Group’s wholly-owned Matalco business. For more information on the Board’s decision-making on the investment in Matalco, see page 100.

–Responsible sourcing and supply. –Transparency in the supply chain. –Human rights. –Compliance with laws and regulations. –Competitive pricing. –Performance. –Payment terms. –Strategic partnerships.
–The Chief Commercial Officer provides an annual update to the Board on the
Group’s activities with suppliers, including metrics regarding how the Group has supported initiatives aimed at Indigenous groups.
–With support from the Board, we facilitated a distribution deal between Wuxi
Boton, one of our largest suppliers in China, and the entrepreneurial subsidiary of the Innu communities of Uashat mak Mani-utenam for the resale and after-
sales service of industrial conveyors in Quebec, Canada.

1.Subject to closing adjustments.
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	99

How the Board has considered stakeholders in their decision-making
Our Board believes that we can only achieve long-term sustainable success if we consider relevant stakeholders in our decision-making and ensure that decisions align with our purpose and values. Below are three examples of how our Board has considered stakeholders in 2023.

Matalco joint venture
The Board reviewed and approved the
acquisition of a 50% stake in Giampaolo
Group’s Matalco business for $700 million1.
The Matalco joint venture will manufacture and
market recycled aluminium products.
Stakeholders impacted
–Communities
–Customers
–Governments
–Investors
–Workforce
Relevance to our objectives
●●
Decision
–We are committed to the low-carbon
transition and providing our customers with
materials enabling their energy transition.
As part of this strategy, a range of
aluminium recycling opportunities were
assessed. It was determined that the
Matalco joint venture met our strategic
objectives and criteria.
–After a rigorous internal approvals process,
including endorsement from our Investment
Committee, the proposal was reviewed and
approved by the Board in May 2023.
–The Board agreed that the proposal would
positively impact our stakeholders,
particularly our customers who are looking
to reduce their carbon footprint with low-
carbon aluminium products.
–The Board also considered the impact on
local communities, as part of its review.
–Delivering on our strategic objectives and
the low-carbon transition is also important to
our investors and workforce.
–The Matalco transaction was finalised
in November 2023 after receiving regulatory
approval.
1.Subject to closing adjustments.
Seawater desalination plant
The Board reviewed and approved the $395
million investment in a seawater desalination
plant in the Pilbara, Western Australia to
support water supply for our coastal
operations and local communities.
Stakeholders impacted
–Communities
–CSOs
–Governments
–Investors
–Suppliers
–Workforce
Relevance to our objectives
●●●
Decision
–Ensuring our ports, operations and local
communities have a good water supply is
imperative to our business and license
to operate.
–Ahead of requesting Board approval, the
coastal water supply project went through
formal internal approvals, including
Investment Committee approval. The Board
reviewed and approved the project in May
2023.
–The project's impact on all associated
Traditional Owners and Custodians was top
of mind for the Board.
–The Board were satisfied that the project
benefitted all our stakeholders and achieves
our objective to Excel in Development.
Construction of the plant will create
approximately 300 jobs, and the plant has
the ability for future expansion.
–We continue to work with regulators in
Australia to ensure that all the required
approvals are in place for the project
to proceed.

For more information about how we manage water, see page 59.
Everyday Respect
The Board continued to monitor our progress
against the 26 Everyday Respect
recommendations and our commitment to
strengthen our culture.
Stakeholders impacted
–Communities
–CSOs
–Customers
–Governments
–Investors
–Suppliers
–Workforce
Relevance to our objectives
●●●
Decision
–In 2021, we initiated a comprehensive,
independent review of our workplace culture to
better understand, prevent and respond
to harmful behaviours in the workplace.
The Board and Executive Committee fully
endorsed the recommendations set out in the
report in 2022 and have supported all
initiatives that have been implemented so far
to meet the 26 recommendations.
–During 2023, the Board received quarterly
updates on progress against the Everyday
Respect report recommendations.
–The Board considers our culture in all
conversations with our people during site visits
and when visiting offices.
–The Board considers all our stakeholders
when monitoring the implementation of the
Everyday Respect recommendations and how
we are progressing our broader culture
journey, especially our workforce, communities
and our investors.
–To ensure we continue to progress the
Everyday Respect recommendations, the
Board has requested Elizabeth Broderick to
undertake a final independent progress report
in 2024.

For more information about our progress to implement the recommendations from the Everyday Respect Report see riotinto.com/everydayrespect.
Relevance to our four objectives key

●	Best operator	●	Impeccable ESG	●	Excel in development	●	Social licence
Our stakeholders continued

100	Annual Report on Form 20-F 2023 | riotinto.com
How the Board monitors culture
One of the Board’s focus areas is to
assess and monitor our culture to
make sure that our policies, practices
and behaviours throughout the
business are aligned with our
purpose, values and strategy.
It is important to the Board that they, together
with the leadership team, collectively set the
right tone from the top, and each Director
aspires to lead by example by living our values
of care, courage and curiosity. Our values
guide behaviour and the way we make
decisions, from small everyday choices to big
strategic decisions.
Since we released the Everyday Respect
report in 2022, the Board has supported
management to make targeted systemic
improvements aimed at eradicating harmful
disrespect including sexual harassment,
bullying and racism. We are committed to the
implementation of the 26 recommendations
listed in the report. In addition, Representation
targets, engagement programs and the
creation of Employee Resource Groups are
now in place.
These initiatives as well as systemic changes
to talent, performance and reward are
key enablers in creating an everyday
respect culture.

For more information about Everyday Respect see riotinto.com/ everydayrespect.
The Board monitors and assesses the culture of
the Group by regularly receiving people updates
from the Executive Committee and management
and engaging directly with employees through
site visits. The Board also receives a quarterly
update on how the 26 recommendations from the
Everyday Respect report are progressing. This,
together with data from the myVoice confidential
whistleblower program, a quarterly update on the
culture journey, the employee engagement
survey, and data on retention, provide the Board
with a comprehensive view of how we are
progressing on our culture journey.
Although there is more to do, we believe that our
work to strengthen our culture has already had
an impact, with employee engagement,
retention and productivity improving in recent
years. As we redefined our culture, we have seen
a natural attrition of people with behaviours not
aligned with our values.
The Board places great importance on employee
engagement and regularly reviews its approach
to engaging with the workforce. Simon McKeon,
in his role as our designated Non-Executive
Director for engagement with the workforce, also
facilitates two-way dialogue between the Board
and wider workforce.
Employee engagement survey
The Board received and considered reports and
updates from the Chief People Officer on the
results of our twice-yearly People Survey in July
and December, which provided useful insights
into employee sentiment. In considering the
reports, the Board supported a number
of recommendations aimed at improving
communications from senior leadership to the
wider workforce, increasing opportunities for
career growth and learning, and supporting
psychological health and safety.

Western Australia town hall:
celebrating 150 years
Dominic Barton, Jakob Stausholm,
Peter Cunningham and Kellie Parker,
Chief Executive, Australia, had the
opportunity to celebrate Rio Tinto’s
150 years during a Perth town hall, hosted
by Simon Trott, Chief Executive, Iron Ore.
More than 2,100 of our people attended
the town hall, joining in-person and online.
They had the opportunity to ask questions
and hear the Board and Executive
Committee members’ reflections, who,
in turn, gained insight into what is top of
mind for our people.

Site visits
In addition to the regular program of Board
meetings, the Board also visited several sites
and offices in 2023. These visits allow the Board
to observe the operations in action and deepen
their knowledge, while understanding the culture
of the business and how we are progressing
against our People Strategy.
Jakob Stausholm and Jennifer Nason share the
traditional Mongolian beverage "airag" (fermented
mare’s milk).
Oyu Tolgoi, Mongolia
The Board visited Mongolia in July. The Chair
and several Board members met with Prime
Minister Oyun-Erdene and government ministers
and participated in the Mongolian Economic
Forum in Ulaanbaatar, which focused on future
investment opportunities in Mongolia. While in
Ulaanbaatar, the Board experienced the annual
Naadam Festival, which offered a great
demonstration of the nation’s history and cultural
roots.
The Board visited Oyu Tolgoi and had the
opportunity to see the underground block cave
performing well. They were impressed by the
mine’s productivity and the management of
underground health and safety. They also viewed
trials of underground electric vehicles, which form
part of future plans to help decarbonise the mine.
While in Mongolia, Board members also visited a
herder family in the community, shared a
traditional meal, heard the education plans for
their children, and listened to herders’ concerns
about late seasonal rains to provide feed for their
camels.
The visit offered the Board a chance
to deepen their relationships with the
Mongolian Government, observe the culture
and leadership at our site, meet our frontline
leaders, partners and contractors, and
assess whether the business is meeting the
expectations of traditional herders and local
communities in Mongolia.
Le Thoronet, France
Our Chair, Dominic Barton, visited south east
France in October to see our Closure team in
action. Dominic visited the Gardanne alumina
refinery, the closed bauxite mine of Le Thoronet
and the closed bauxite residue disposal area
at St-Cyr. The former bauxite sites have been
fully rehabilitated and are now used by the
community for recreational activities. The visit
provided an opportunity to learn more about our
closure activities, stakeholder engagement and
how we work towards a shared vision for the
environment and community after mining ends.
The visit illustrated both the scale and the variety
of closure activity. Work to close assets and
remediate and repurpose land is critical
to our social licence and impeccable ESG
credentials objectives.
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	101
Board activities in 2023
The Board had seven scheduled meetings in
2023. At every Board meeting, the Chief
Executive and Chief Financial Officer report on
the safety, operating, and business
performance of the Group and people, culture
and values.
During the year, the Board reviewed its
forward agenda of matters to be discussed,
considered its constitution, composition,
and performance, and reviewed any new or
amended Group policies.
The Board has ultimate oversight of ESG
matters, but has delegated responsibility for
certain matters to the Sustainability Committee.
Set out below are some of the specific matters
that the Board considered during the year.
In February, the Board:
–Reviewed and approved the Group's 2022
full year results and final shareholder
returns, which had been considered by the
Audit & Risk Committee.
–Discussed a paper detailing a suggested
approach to succession planning for
Executive Committee positions.
–Approved the Group’s 2023 Annual Plan.
–Approved the 2022 Climate Change Report
and approach to industry associations.
–Received updates on Business Conduct
Office activities including material
compliance risks, compliance program
developments and effectiveness, and
business integrity myVoice insights.
In April, the Board:
–Received updates on the Group’s 150th
anniversary and associated stakeholder
engagement.
–Discussed a report covering the Group’s
progress on cultural change.
–Discussed Board succession planning.
–Approved two requests for funding to
develop and execute a growth and life
expansion pathway for Kennecott.
–Received an update on progress with the
Oyu Tolgoi project, which included cave
health metrics in relation to panel 0.
–Approved a proposal for the Group
to form a joint venture with Giampaolo
Group, by acquiring a 50% stake in
Giampaolo Group’s Matalco business
for $700 million (subject to
closing adjustments).
In May, the Board:
–Received an in-depth assessment of the
health of the Group’s Ore Reserves and
Mineral Resources, and considered the
trends and emerging risks and opportunities
of our Ore Reserves and Mineral
Resources.
–Reviewed an update on initiatives aimed at
simplifying the business.
–Approved the AP60 96-pot smelter
for expansion for capital expenditure
of $1.1 billion.
–Discussed an update and teach-in on the
Safe Production System deployment
program, reviewing its success, progress,
and impact on the business.
–Reviewed the Jadar project, covering the
country context, resource profile and
mineralogy of the asset, the major elements
of the project scope, and the project
economics and financials.
–Reviewed a technical update regarding the
Kennecott shutdown.
–Considered an update on the Group’s
aluminium business, focusing on progress
on the low-carbon strategy, and potential
opportunities for the business.
–Considered a paper regarding the
Group’s Modern Slavery Statement,
which was approved.
In July, the Board:
–Met in Mongolia and participated in a wide
range of events and engagements with
employees and key stakeholders and
visited the Oyu Tolgoi mine.
–Considered updates on culture, progress on
the Everyday Respect recommendations,
and the second quarter 2023 people survey.
–Reviewed a paper providing an update on
the results of a compliance program
perceptions study, material compliance
issues and risks, and Business Integrity
Compliance Program effectiveness.
–Reviewed and approved the Group’s 2023
half year results statement and interim
shareholder returns, which had been
considered by the Audit & Risk Committee.
–Reviewed and approved funding for the
Rincon lithium project.
In September, the Board:
–Met in Washington D.C. to deepen
understanding of our North American
business and strategy. The trip included a
valuable program of engagements with
stakeholders and business and political
leaders.
–Discussed an update on the status of the
proposed Simandou iron ore project, with
regards to the progress of negotiations, joint
venture partner engagements, and the
status of current capital approvals.
–Approved a request for funding to continue
the feasibility study, progress early works
and long lead procurement for a high-
density ore project at Robe River Iron Ore
Associations Joint Venture’s Cape Lambert.
–Approved a request for funding for
Resolution Copper to advance social
licensing and permitting initiatives,
operations and maintenance, and to close
the feasibility study.
In October, the Board:
–Approved the appointment of Joc O’Rourke
as a Non-Executive Director of Rio Tinto plc
and Rio Tinto Limited.
–Approved funding for sustaining capital for
the Oyu Tolgoi project.
–Reviewed a progress update regarding the
Simandou project.
–Reviewed an update on the Group’s
projects’ performance in 2023, including an
overview of the forward portfolio and
strategic priorities for 2024.
–Considered the Board evaluation results.
–Reviewed the Group’s risk scenarios and
mitigations of those risks.
–Considered and approved the Group’s
Tax Policy.
In December, the Board:
–Met in China, for the first time. This
important visit included a wide range of
engagements with stakeholders, partners
and government, culminating with a
celebratory event for key customers and
suppliers.
–Considered an update on Energy
Resources Australia Ltd’s rehabilitation
of the Ranger Project Area.
–Approved a number of requests for
sustaining capital for projects within
Rio Tinto Iron Ore’s Pilbara operations.
–Reviewed a post divestment review of the
Australian coal business.
–Considered an assessment of the Group’s
material risks, associated controls, and
management responses deployed in 2023.
–Approved the Group’s 2024 Annual Plan.
Strategy and risk
The Board holds dedicated two-day strategy
sessions in May and September each year.
The May discussions concentrate on the
external strategic environment and in
September the focus is on the Group’s
progress and future strategic direction. See
pages 14-19 for details of our strategy.
A high-level summary of the main themes
discussed is below:
May
–The shifting roles and importance of
governments and our customers’ customers
in metals and mining.
–The importance of partnerships.
–How to improve our social licence.
–The need to identify opportunities for the
Group to leverage its expertise in specific
areas of the value chain.
–How to maintain resilience while
creating value.
September
–Decarbonisation of the business.
–Our people, culture, and performance.
–Our portfolio, diversification, and
growth opportunities.

102	Annual Report on Form 20-F 2023 | riotinto.com
Governance framework
Good governance is about considering the right things, at the right time, with the right people and insights. We have structured the way the Board works to support that objective, to strengthen our strategic focus, and to facilitate the support that the Board provides to the executive team. Here is a summary of the framework.

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
For more information see riotinto.com/corporategovernance.

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
the Remuneration Policy
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
Chief Executive
Has delegated
responsibility for the
executive management of
Rio Tinto, consistent with
the Group’s purpose and
strategy, and subject to
matters reserved for the
Board, as set out in the
Schedule of Matters
Reserved for the Board
(available at riotinto.com),
and in accordance with
the Group’s delegation of
authority framework.

See page 107	See page 105	See page 113	See page 111

Executive Committee
The Executive Committee supports the Chief
Executive in the delivery of strategy, annual
plans and commercial objectives, and in
managing the financial and operational
performance of the Group.
The following management committees
support the Chief Executive in the
performance of his duties.
Investment Committee
Reviews proposals on investments,
acquisitions and disposals. Approves capital
decisions within delegated authority limits, and
otherwise recommends matters for approval to
the Board, where appropriate.
Risk Management Committee
Oversees the management and mitigation of
the material risks that could materially impact
the Group’s business objectives and exceed
its risk tolerances.
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
including processes to ensure such
disclosures are accurate and timely.
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	103
Evaluating our performance
We undertake a formal annual
evaluation of the effectiveness
of the Board and, every third
year, we engage a professional
external adviser to carry out an
independent evaluation.
In 2023, we appointed Jan Hall, of business
advisory company No 4, to conduct our
external evaluation. No 4 does not have any
other connection with Rio Tinto, and was
appointed following a formal tender process
overseen by the Chair, Senior Independent
Director, Rio Tinto plc and Group
Company Secretary.
Board review process
The external review comprised observations of
Board and Committee meetings and a series
of interviews with the Board members,
Executive Committee members, the Company
Secretary and certain advisors.
Conclusions of the evaluation
The Directors discussed the initial findings
from the evaluation at the October Board
meeting. The evaluation concluded overall that
the Board and its Committees were working
well, and that the performance of the Chair
and individual directors was effective.
In terms of areas for improvement, it was
agreed to explore ways of creating more time
for in-depth discussion of the most material
matters, to further sharpen the focus on
strategic execution and, to help enable those
improvements, to explore efficiencies related
to the arrangements of the Board including
scheduling, allocation of time and format of the
Board’s materials.
It was agreed that the Chair would lead further
discussion on how to progress these matters
and report back to the Board.
Actions
In February 2024, the Board reviewed a
number of proposed actions to progress
the improvement opportunities identified
by the evaluation. This included a high-level
summary of the most material matters for the
Board to focus on, phased over the short-,
medium- and longer-term of the Group’s
development. This document then informed
the Board forward agenda program,
a schedule of thematic “deep dives” on
material matters, and a revised template
for the Board papers.
The Board recognise that effectiveness
requires continuous improvement, and we
will gather feedback and reiterate these
actions on a regular basis.

Directors’ attendance at scheduled Board and committee meetings during 20231

	Committee Appointments	Board	Audit & Risk	Nominations	People & Remuneration	Sustainability
Chair and Executive Directors
Dominic Barton[2]		7/7		3/3	4/5	4/4
Jakob Stausholm		7/7
Peter Cunningham		7/7
Non-Executive Directors
Megan Clark - retired 15 December 2023[3]		7/7		3/3	5/5	4/4
Dean Dalla Valle - joined 1 June 2023[4]		4/4		2/2	1/1	2/2
Simon Henry[5]		7/7	6/6	2/3
Kaisa Hietala - joined 1 March 2023		6/6		2/2		3/3
Sam Laidlaw[6]		7/7		3/3	5/5	4/4
Susan Lloyd-Hurwitz - joined 1 June 2023		4/4		2/2	3/3
Simon McKeon		7/7	6/6	3/3	5/5
Jennifer Nason		7/7		3/3	5/5
Joc O’Rourke - joined 25 October 2023		2/2
Ngaire Woods		7/7		3/3	5/5	4/4
Ben Wyatt		7/7	6/6	3/3
1.In addition to the scheduled meetings of the Board and Committees for 2023, in order to attend to urgent matters, one ad hoc meeting of the People & Remuneration Committee and one ad hoc
meeting of the Sustainability Committee were convened. Other than as expressly noted below, these meetings were attended by each member of those committees.
2.Dominic Barton was unable to attend a meeting of the People & Remuneration Committee in October due to meetings with key Rio Tinto customers in South Korea.
3.Megan Clark stepped down as Chair of the Sustainability Committee with effect from 1 October 2023.
4.Dean Dalla Valle became a member of the Sustainability Committee and the People & Remuneration Committee with effect from 1 June 2023 and 1 November 2023 respectively, and became
Chair of the Sustainability Committee with effect from 1 October 2023.
5.Simon Henry was unable to attend a meeting of the Nominations Committee in February due to a medical appointment.
6.Sam Laidlaw was unable to attend an ad hoc meeting of the Sustainability Committee due to the meeting having been convened with short notice, clashing with previously-arranged travel commitments.
Board committee membership key

Committee Chair	Audit & Risk Committee
Nominations Committee	People & Remuneration Committee
Sustainability Committee

104	Annual Report on Form 20-F 2023 | riotinto.com
Nominations Committee report
Our main priority as a Committee in 2023 was on refreshing the Board, and I am pleased to report that, over the year, we have announced the appointment of six new Non-Executive Directors.
We welcomed Kaisa Hietala, Susan Lloyd-
Hurwitz, Dean Dalla Valle and Joc O’Rourke to
the Board during the course of 2023 and, in
December, we announced the appointments
of Martina Merz, who joined the Board on
1 February 2024, and Sharon Thorne, who will
join in July 2024.
Megan Clark stepped down as a Non-Executive
Director on 15 December 2023, having served
for nine years on the Board. I would like to
express my sincere thanks to Megan for her
contribution to Rio Tinto. We will greatly miss her
insights and wise counsel.
As we have announced today, Simon McKeon
will step down as a Non-Executive Director
at the conclusion of our annual general
meetings in 2024. I am extremely grateful
to Simon for his invaluable contribution.
On behalf of the Board, I wish him well for
the future.
These changes mark the completion of the latest
phase of refreshing the Board, with the six newly
appointed Non-Executive Directors covering the
key areas of expertise we had identified in our
search criteria.
We have also enhanced the gender diversity of
our Board composition, with four of the six new
Directors being women. Our new Board will
comprise 14 Directors, six of whom (43%) are
women. Our new Board will peak at 14 directors
and then go back to a more optimal size. We
believe it is important to retain the expertise and
experience of our longer-serving Directors during
the transitional period as newer Directors
familiarise themselves with the Group. We also
acknowledge that, for the same reason, we do
not currently comply with the new UK Listing
Rules target that at least one of the senior board
positions (Chair, Chief Executive Officer, Chief
Financial Officer or
Senior Independent Director) should be a
woman. We are committed to achieving that
target and this will be a key consideration for
future appointments to these roles.
Dominic Barton
Nominations Committee Chair
21 February 2024
Refreshing the Board
2023 was a busy and important year in terms
of refreshing the Board. As we set out in the
Annual Report last year, the Nominations
Committee identified a number of areas of
expertise to inform the candidate search and
strengthen the Board’s composition in mining,
operations and projects (preferably former or
current Chief Executives or other senior
leaders), renewables and the energy
transition, financial/accounting, and knowledge
of countries or regions of strategic relevance
to the Group.
During the year, and with the support of
executive search firm, Spencer Stuart, the
Committee oversaw the appointments of six new
Non-Executive Directors who were identified as
providing expertise in these areas.
We continue to work hard to enhance the
diversity of our Board composition. With four
of the six new directors being women, our new
Board will be 43% women (six out of 14
directors). The number of directors from an
ethnic background is one.
The external search diversity of the identified
areas of expertise was as follows:

Mining, operations and projects
38% women	13% ethnic background
Renewables and the energy transition
60% women	9% ethnic background
Finance/accounting
74% women	10% ethnic background
Completed candidate searches within
identified expertise areas, were as follows:
Mining, operations and projects
Dean Dalla Valle and Joc O’Rourke were
appointed to the Board in June 2023
and October 2023, respectively. Dean has four
decades of operational and project
management experience as a senior leader
in the resources and infrastructure sectors and
Joc has more than 25 years’ experience in the
mining and minerals industry, for the last
decade as a Chief Executive. Dean has also
succeeded Megan Clark as Chair of the
Sustainability Committee.
Susan Lloyd-Hurwitz and Martina Merz were
appointed to the Board in June 2023 and
February 2024, respectively. Susan brings
extensive experience in Australia’s built
environment sector, for the last decade as a
Chief Executive. She is known for her
transformational leadership on cultural
change, gender equity, diversity and inclusion,
and sustainability. Martina brings leadership
and operational experience as a former Chief
Executive in industrial engineering and steel
production.
Renewables and the energy transition
Kaisa Hietala was appointed to the board in
March 2023. Kaisa brings a deep understanding
of renewables and sustainability from her
knowledge of the resources industry, as well as
commercial capability.
Finance/accounting
Sharon Thorne will join the Board from
July 2024 and will strengthen the composition
of our Audit & Risk Committee. Sharon is a
Chartered Accountant and spent 36 years with
Deloitte, holding a number of leadership
positions.

For more information about our new Non-Executive Directors, see the Board biographies on pages 92-93.
Nominations Committee members

Dominic Barton (Chair)	Simon McKeon
Megan Clark[1]	Martina Merz[4]
Dean Dalla Valle[2]	Jennifer Nason
Simon Henry	Joc O’Rourke[5]
Kaisa Hietala[3]	Ngaire Woods
Sam Laidlaw	Ben Wyatt
Susan Lloyd-Hurwitz[2]
1.Until retirement from the Board on 15 December 2023.
2.Appointed 1 June 2023.
3.Appointed 1 March 2023.
4.Appointed 1 February 2024.
5.Appointed 25 October 2023.
Length of tenure of
Non-Executive Directors
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	105

Appointments to the Board –
our policy
We base our appointments to the Board on
merit, and on objective selection criteria,
with the aim of bringing a range of skills,
knowledge and experience to Rio Tinto. This
involves a formal and rigorous process to
source strong candidates from diverse
backgrounds and conducting appropriate
background and reference checks on the
shortlisted candidates. We aim to appoint
people who will help us address the
operational and strategic challenges and
opportunities facing the company and
ensure that our Board is diverse in terms
of experience, gender, nationality, social
background and cognitive style. As such, we
engage only recruitment agencies that are
signed up to the Voluntary Code of Conduct
on diversity best practice.
We believe that an effective Board
combines a range of perspectives with
strong oversight, combining the experience
of Directors who have developed a deep
understanding of our business over several
years with the fresh insights of newer
appointees. We aim for the Board’s
composition to reflect the global nature of
our business - we currently have eight
different nationalities (including dual
nationalities) on a Board of 14.
The Committee engaged Spencer Stuart
to support the search for our new Non-
Executive Directors. The Committee is
satisfied that Spencer Stuart does not have
any connections with the company
or individual Directors that may impair
their independence.
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
The Committee leads the process for
appointments, making recommendations to
the Board as part of succession planning for
Non-Executive Directors. It also approves
proposals for appointments to the
Executive Committee.

Membership of the Committee
All Non-Executive Directors are currently
members of the Nominations Committee.
The Chief Executive and the Chief People
Officer are invited to attend all or part of
meetings, as appropriate. The Committee is
chaired by the Chair of the Board, unless
the matter under consideration relates to the
role of the Chair.
The Committee had three formal meetings
in 2023 and received regular and detailed
updates on the status of the various
searches, as required. Attendance at the
formal meetings is included in the table
on page 104.
Diversity
The Board recognises that it has a critical
role to play in creating an environment in
which all contributions are valued, different
perspectives are embraced, and biases are
acknowledged and overcome. The Board
shares ownership with the Executive
Committee of the Group’s Inclusion and
Diversity Policy, which can be found at
riotinto.com/policies.

The proportion of women on the Board is
currently 36% (five women and nine men)
and will be 43% following the
commencement of Sharon Thorne’s
appointment in July 2024.
The Group has continued to set measurable
gender diversity objectives for the
composition of senior leadership and
graduate intake and achievement of these
targets contributes to the variable
remuneration of senior executives. Progress
on diversity is shown in the Our approach to
ESG section on page 43, where we show a
breakdown by seniority.
The number of Directors who identify
themselves as being from an ethnic
background is one (Ben Wyatt).
For further information on the gender and
ethnic diversity of the Board and Executive
Committee please see page 153 of the
Compliance with governance codes and
standards section.

	Progress on diversity is shown in the Talent, diversity and inclusion section on pages 73-74.

Skills and experience of the Chair and Non-Executive Directors
Skills and Experience	Some experience	Extensive experience	Total
Chief Executive experience Chief Executive-level experience of a major corporation.	3	5	8
Chief Financial Officer & audit experience Experience in financial accounting and reporting, corporate finance, internal controls, treasury and associated risk management.	3	2	5
Mining and broader industrial operations Senior executive experience in a large, global mining or industrial organisation.	1	5	6
Major projects Experience in developing large-scale, long-cycle capital projects.	5	5	10
Corporate governance Experience on the Board of a major quoted corporation subject to rigorous corporate governance standards.	1	9	10
Global experience, including multinational and geopolitical experience Experience working in multiple global locations, exposed to a range of cultural, business, regulatory and political environments and/or in-depth understanding of public policy and government relations.	1	9	10
Relevant country/regional expertise Knowledge of countries or regions of strategic relevance to the Group.	7	1	8
Downstream customer markets Understanding of value chain development, including consumers, customers and marketing demand drivers.	5	3	8
ESG Experience of issues associated with environmental and social responsibility, including communities and social performance, government relations, workplace health and safety and stakeholder engagement.	6	6	12
Energy transition Knowledge and experience of managing climate-related threats and opportunities including climate science, the low-carbon transition and public policy.	8	1	9
Industrial technology & innovation Experience of nurturing and harnessing research, development and innovation, including digital technology and cybersecurity.	5	2	7
Mergers and acquisitions & private equity/investing Experience of mergers, acquisitions, disposals, joint ventures, private equity and investing.	7	1	8
Nominations Committee report continued

106	Annual Report on Form 20-F 2023 | riotinto.com
Audit & Risk Committee report
I am pleased to present the Audit & Risk Committee (Committee) report for 2023. During the year, the
Committee continued to oversee the processes in place to monitor the Group’s risk management and financial reporting. This included reviewing and considering the longer-term viability statement (LTVS)
and ensuring this Annual Report is fair, balanced, and understandable.
The Committee spent much of its time
discussing and overseeing the significant
issues of judgement relating to the financial
statements. In particular, this included
consideration of impairment charges and
reversals, exclusions, closure provisions,
climate change, tax and litigation.
We appraised and monitored the status
of the Group’s internal control of financial
reporting for the Sarbanes-Oxley Act
requirements. We have also overseen the
Group’s systems of internal control and
risk management, including the Group Internal
Audit (GIA) function.
This year, the Committee endorsed a GIA
development program to enhance the teams
quality, agility and speed of plan and
assurance delivery. This sees GIA working
more closely with the business to support and
assure critical activities, and ensure a
prioritised approach to managing
recommendations following audits. It will
simplify processes while maintaining strong
assurance activity. We believe this approach is
appropriate and will encourage cultural
change to support the Group’s objectives. We
also monitored and supported developments
in the risk management function and
processes targeted at a clearer articulation of
the three lines of defence model, in particular
the roles and accountabilities of the first and
second lines.
We continue to closely monitor the developing
regulatory requirements in the three
jurisdictions in which we are listed. Throughout
the year the Committee received updates on
the potential for UK corporate governance
reform. We aim to be a valued contributor to
positive developments in corporate
governance, and to adopt new requirements in
a timely way. I have worked with our team and
through the Audit Committee Chairs’
Independent Form (ACCIF) in formulating
responses to the Financial Reporting Council’s
UK Corporate Governance Code consultation.
Although many of the original proposals have
now been withdrawn, we intend to continue
working towards and developing an Audit and
Assurance Policy, which will show how we
receive assurance over the integrity of our
reporting, including both financial statements
and other components of the Annual Report,
and other external reporting requirements. I
also believe our current LTVS already meets
most of the requirements for the proposed
Resilience statement, and that Rio Tinto will
be well positioned to consider the new
requirement for a Board statement on the
effectiveness of internal controls.
In 2023, the Committee, together with the
Sustainability Committee, also closesly
followed the changing landscape of
environmental, social and governance (ESG)
reporting requirements. In the short term
the new climate-related requirements have
been disclosed on a voluntarily basis. The
Committee will continue to monitor ESG
reporting changes and make necessary
preparations to report against them as
required. I remain concerned about the
multiple emerging frameworks here and the
box ticking approach being taken by some
stakeholders, and will continue to contribute
wherever possible to development of common
global standards within the mining sector.
I would like to take this opportunity to thank
my fellow Committee members for their
continuing diligence, insight and challenge, as
well as our colleagues across the business
who support the work of the Committee.
I hope readers find this report of the
Committee’s work in 2023, set out on the
following pages, informative and interesting.
Simon Henry
Audit & Risk Committee Chair
21 February 2024
Audit & Risk Committee members

Simon Henry (Chair)
Simon McKeon
Ben Wyatt
Membership
The members of the Committee are all
independent Non-Executive Directors, and
their biographies can be found on
pages 92-93. The Chair of the Board is not a
member of the Committee.
As Rio Tinto’s securities are listed in Australia,
the UK and the US, we follow the regulatory
requirements and best practice governance
recommendations for audit committees in
each of these markets.
Australian listing requirements
In Australia, the members, and the Committee
as a whole, meet the independence
requirements of the Australian Securities
Exchange (ASX) Principles. Specifically,
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
Simon Henry has extensive experience in the
natural resources sector. Simon McKeon and
Ben Wyatt have gained experience in the
mining sector by serving on the Board and on
the Committee, and through regular site visits,
reports and presentations. The Committee as a
whole has competence relevant to the sector in
which the company operates.
The Committee complies with the Audit
Committees and the External Audit: Minimum
Standard.
US listing requirements
In the US, the requirements for the
Committee’s composition and role are set out
in Securities and Exchange Commission
(SEC) and New York Stock Exchange (NYSE)
rules. The members of the Committee meet
the independence requirements set out under
Rule 10A-3 of the US Exchange Act and under
Section 303A of the NYSE Listed Company
Manual. The Board has designated Simon
Henry as an “audit committee financial expert”.
The Board also believes that the other
members of the Committee are financially
literate by virtue of their wide business
experience.
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	107
Committee remit
The Committee’s objectives and
responsibilities are set out in our Terms of
Reference (see riotinto.com/
corporategovernance). These follow the
relevant best practice recommendations in
Australia, the UK and the US.
Our main duties
Financial reporting – we review the key
judgements needed to apply accounting
standards and to prepare the Group’s financial
statements. We also review the narrative
reporting that goes with them, with the aim of
maintaining integrity in the Group’s financial
reporting. We also monitor exclusions made in
deriving alternative (non-GAAP) (Generally
Accepted Accounting Principles) performance
measures such as underlying earnings.
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
Group Internal Audit (GIA) – we oversee the
work of GIA and its head, who reports
functionally to the Committee Chair.
Mineral Resources and Ore Reserves – we
oversee the reporting and assurance of
Mineral Resources and Ore Reserves, and
consider the impact on financial reporting.
Distributable reserves – we provide assurance
to the Board that distributable reserves are
sufficient, and in the correct corporate entities,
to support any dividend proposals.
These duties feed into an annual work plan
that ensures we consider issues on a timely
basis. The Committee has authority to
investigate any matters within its remit. We
have the power to use any Group resources
we may reasonably require, and we have
direct access to the external auditors. We can
also obtain independent professional advice at
the Group’s expense, where we deem
necessary. No such advice was required
during 2023.
The Committee Chair reports to the Board
after each meeting on the main items
discussed, and the minutes of Committee
meetings are circulated to the Board.
We had six Committee meetings in 2023.
Attendance at these meetings is included in
the table on page 104. The Committee has
met twice to date in 2024.
The Chair of the Board, the Chief Financial
Officer, the Group Financial Controller and the
heads of GIA and Risk regularly attend
Committee meetings, as do the Chief Legal
Officer, Governance & Corporate Affairs, and
the Group Company Secretary. Other senior
executives and subject-matter experts are
invited as needed.
The external auditors were present at all of the
Committee meetings during the year. The
auditors review all materials on accounting or
tax matters in advance of each meeting, and
their comments are included in the papers
circulated to Committee members. The audit
partners also meet with the Committee Chair
ahead of each meeting to discuss key issues
and raise any concerns.
The Committee meets regularly in private
sessions. We also hold regular private
discussions with the external auditors.
Management does not attend these sessions.
The Committee Chair also has regular contact
and discussions with these stakeholders
outside the formal meetings.
Use of Committee meeting time
in 2023

5%
15%
40%
15%
25%
Financial reporting
Internal control and risk management
External audit
Internal audit
Governance

Other focus areas in 2023
In addition to the scheduled workload, the
Committee also:
–Received an update, at a joint session with
the Sustainability Committee, on regulatory
reform including potential changes to UK
corporate governance requirements and the
landscape for ESG reporting.
–Discussed an update on the OECD Pillar
One and Two proposals to implement a new
global tax framework involving a
reallocation of taxing rights to market
jurisdictions and application of a 15% global
minimum tax.
–After a robust process, in early 2024
recommended to the Board that the draft
2023 Annual Report should be taken as
whole, fair, balanced and understandable.
–Reviewed the quality and effectiveness of
the Group’s internal control and risk
management systems. This review included
the effectiveness of the Group’s internal
controls over financial reporting, and the
Group’s disclosure controls and procedures
in accordance with sections 404 and 302 of
the US Sarbanes-Oxley Act 2002. The
Committee also considered reports from
GIA and KPMG on their work in reviewing
and auditing the control environment.
Significant issues relating to financial statements
There were four significant issues considered by the Committee in relation to the financial statements.

Matters considered	Conclusion
Review of carrying value of cash-generating units and impairment charges/reversals
The Committee assessed management’s determination of cash-generating units, review of impairment triggers, and consideration of potential impairment charges and reversals over the course of the year. In the first half of the year impairment triggers were identified at the Gladstone alumina refineries. The Committee considered the key judgements made by management, in particular the valuation sensitivity to the cost of carbon credits. In the second half of the year an impairment reversal trigger was identified at the Simandou iron ore project in Guinea. The key matters discussed with management were the timing of cost capitalisation and the perimeter of previously impaired assets that continue to be relevant to the project development.

Application of the policy for items excluded from underlying EBITDA
The Committee reviewed the Group’s policy for exclusion of certain items from underlying earnings and confirmed the consistent application of this policy year on year. The items excluded from underlying earnings comprised charges of US$2.1 billion and income of
US$0.4 billion. A reconciliation of net earnings to underlying earnings is presented in the Alternative Performance Measures.

Estimate for provision for closure, restoration and environmental obligations
The Committee reviewed the significant changes in the estimated provision for closure, restoration and environmental obligations by product group and Rio Tinto Closure. The Committee received updates on the closure studies completed in the period and the significant reforecast of costs in relation to the Ranger mine by Energy Resources of Australia. The Committee reviewed economic assumptions assessed by management, including inflation during the period and supported changes to the discount rate.

Climate change
The Committee received an overview of the work that management is undertaking in relation to climate change and the potential financial reporting implications thereof. The Committee reviewed the climate change summary in the Financial Statements and the impacts of climate change throughout the notes, with particular emphasis on the impact to impairment charges and the related disclosure of sensitivities.

Audit and Risk Committee report continued

108	Annual Report on Form 20-F 2023 | riotinto.com
Climate change-related
financial reporting
The Directors have considered the relevance
of the risks of climate change and transition
risks associated with achieving the goals of
the Paris Agreement when preparing and
signing off the Company’s accounts.
The narrative reporting on climate-related
matters is consistent with the accounting
assumptions and judgements made in this
report. The Audit & Risk Committee reviews
and approves all material accounting
estimates and judgements relating to financial
reporting, including those where climate
issues are relevant. The Group’s approach to
climate change is supported by strong
governance, processes and capabilities.
Our commodity price forecasts focus on two
core scenarios. They are used to generate a
central reference case for commodity
forecasts and valuations, used pervasively in
our financial processes, including impairment
testing, estimating remaining economic life,
and discounting closure and rehabilitation
provisions, as was the case in the prior year.
There is broad recognition that the pace of
decarbonisation across the global economy is
too slow to limit warming to 1.5°C and that
current climate policies in many countries are
not yet aligned with their stated ambitions.
Consequently, neither of our two core
scenarios, Fragmented Leadership and
Competitive Leadership, is consistent with the
expectation of climate policies required to
accelerate the global transition to meet the
stretch goal of the Paris Agreement. Although
our operational emissions reduction targets
align with the goals of the Paris Agreement,
our two core scenarios do not. Given this, we
also assess our sensitivity, and test the
economic performance of our business
against, the Aspirational Leadership scenario
we have developed that reflects our view of
the global actions required to meet the stretch
goal of the Paris Agreement of limiting
warming to 1.5°C.
Overall, based on our internally developed
pricing outlooks, we do not envisage an
adverse impact of the 1.5°C Paris Agreement-
aligned sensitivity on asset carrying values,
remaining useful life, closure and rehabilitation
provisions for our Group.
During the year, the assessment performed
under the Physical Resilience Programme,
together with our ongoing review processes,
including impairment assessments, did not
identify any material accounting impacts as a
consequence of the physical risks associated
with climate change.
For more information on climate change
impact on our Group, see our 2023 Climate
Change Report and page 44 in this report.
Contact with regulators during
2023
During the year, the Company received
a letter from the SEC regarding the
Production, Mineral Reserves, Mineral
Resources and Operations disclosures
in our 2022 20-F.
External auditors
Engagement of the external auditors
For the 2023 financial year, KPMG are serving
as our auditors. The UK entity of KPMG audits
Rio Tinto plc, and the Australian entity audits
Rio Tinto Limited. The UK audit engagement
partner, Jonathan Downer, was appointed in
March 2021 and the Australian partner, Trevor
Hart, was appointed in 2020.
We agreed on the scope of the auditors’
review of the half-year accounts, and of their
audit of the full-year accounts, taking into
consideration the key risks and areas of
material judgement for the Group. We also
approved the fees for this work and the
engagement letters for the auditors.
The Group has fully complied with the
Statutory Audit Services Order.
Safeguarding independence and objectivity,
and maintaining effectiveness
In our relationship with the external auditors,
we need to ensure that they retain their
independence and objectivity, and are
effective in performing the external audit.
Use of the external auditors for
non-audit services
The external auditors have significant
knowledge of our business and of how we
apply our accounting policies. That means it is
sometimes cost-efficient for them to provide
non-audit services. There may also be
confidentiality reasons that make the external
auditors the preferred choice for a particular
task.
However, safeguarding the external auditors’
objectivity and independence is an overriding
priority. For this reason, and in line with the
Financial Reporting Council’s (FRC) Ethical
Standard and the SEC independence rules,
the Committee ensures that the external
auditors do not perform any functions of
management, undertake any work that they
may later need to audit or rely upon in the
audit, or serve in an advocacy role for
the Group.
We have a policy governing the use of
the auditors to provide non-audit services. The
cap on the total fees that may be paid to the
external auditors for non-audit services in any
given year is 70% of the average of the audit
fees for the preceding three years. This is in
line with the FRC’s Ethical Standard. Non-
audit assignments fall into two
broad categories:
–Audit, audit-related or other
“pre-approved” services where we
believe there is no threat to auditors’
independence and objectivity, other than
through the fees payable.
–Other services approved under
delegated authority.
We apply different approval regimes to these
areas of work. Approval of “pre-approved”
services is as follows:
–Up to $50,000: subject to prior notification to
management, this work can be awarded.
–From $50,001 to $100,000: requires the
Chief Financial Officer’s approval.
–Over $100,000 and with a tender process: if
the external auditors are successful in the
tender, the appointment requires the Chief
Financial Officer’s approval.
–From $100,001 to $250,000 without a
tender process: requires the Chief Financial
Officer’s approval.
–Over $250,000 without a tender process:
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
Non-audit services provided by KPMG in 2023
were either within the predetermined approval
levels or approved by the Committee and were
compatible with the general standard of
independence for auditors and the other
requirements of the relevant regulations in
Australia, the UK and the US regulations.
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	109
Fees for audit and non-audit services
The amounts payable to the external auditors,
in each of the past two years, were:

	2023 $m	2022 $m
Audit fees	26.6	25.7
Non-audit service fees:
Assurance services	4.1	3.3
All other fees	0.1	0.3
Total non-audit service fees	4.2	3.6
Non-audit: audit fees (in-year)	16%	14%
For further analysis of these fees, please see
note 38 on page 237.
None of the individual non-audit assignments
was significant, in terms of either the work
done or the fees payable. We have reviewed
the non-audit work in aggregate. We are
satisfied that neither the work done, nor the
fees payable, compromised the independence
or objectivity of KPMG as our external
auditors.
Independence of the external auditors
No person who served as an officer of
Rio Tinto during 2023 was a Director or
partner of KPMG at a time when they
conducted an audit of the Group.
Effectiveness of the external auditors
We review the effectiveness of the external
auditors annually. We consider the results of a
survey containing questions on the auditors’
objectivity, quality and efficiency. The survey,
conducted in June 2023, was completed by a
range of operational and corporate executives
across the business, and by Committee
members.
We are satisfied with the quality and objectivity
of KPMG’s 2022 audit.
Appointment of the auditors
The Committee has reviewed the
independence, objectivity and effectiveness of
KPMG as external auditors in 2023 and in the
year to date. We have recommended to the
Board that KPMG should be retained in this
role for 2024, which the Board supports.
KPMG have indicated that they are willing to
continue as auditors of Rio Tinto. A resolution
to reappoint them as auditors of Rio Tinto plc
will be proposed as a joint resolution at the
2024 AGMs, together with a separate
resolution seeking authority for the Committee
to determine the external auditors’
remuneration.
Subject to the approval of the above
resolution, KPMG will continue in office as
auditors of Rio Tinto Limited.
Risk management and internal controls
We review Rio Tinto’s internal control systems
and the risk management framework. We also
monitor risks falling within our remit, especially
those relating to the integrity of financial
reporting. A summary of the business’s
internal control and risk management systems,
and of the risk factors we face, is available in
the Strategic report on pages 78-88.
Importantly, responsibility for operating and
maintaining the internal control environment
and risk management systems sits at asset
level. Leaders of our businesses and functions
are required to confirm annually that adequate
internal controls are in place, that these are
operating effectively and are designed to
identify any failings and weaknesses that may
exist, and that any required actions are
taken promptly.
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
Internal control over financial reporting
The main features of our internal control and
risk management systems in relation to
financial reporting are explained on page 151.
Internal audit program structure
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
Our GIA team therefore operates
independently of management. Its mandate is
set out in a written charter, approved by the
Audit & Risk Committee. GIA uses a formal
internal audit methodology that is consistent
with the Institute of Internal Auditors’ (IIA)
internationally recognised standards.
When needed, the team brings in external
partners to help achieve its goals. There is a
clear policy to address any conflicts of interest,
which complies with the IIA’s standards on
independence. This policy identifies a list of
services that need prior approval from the
Head of GIA.
Governance of the annual plan
Each year’s internal audit plan is approved
by the Audit & Risk Committee and the
Sustainability Committee. The plan is focused
on higher-risk areas and any specific areas or
processes chosen by the committees. It is
also aligned with any risks identified by the
external auditors. Both committees are given
regular updates on progress, including any
material findings, and can refine the plans,
as needed.
Effectiveness of the internal audit program
The Audit & Risk Committee monitors the
effectiveness of the GIA function throughout
the year, with updates on performance at
every meeting. In 2022, PwC’s assessment of
GIA provided some useful suggestions for
further improvement to mature GIA to “trusted
adviser” level. These suggested improvements
were actioned during 2023 and while the
transformation is ongoing, it will improve the
function’s effectiveness and speed of delivery,
while maintaining strong assurance activity.
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
Committee effectiveness
The Committee reviews its effectiveness
annually. In 2023, this was accomplished
through an externally-facilitated evaluation of
the Board and its committees.
The performance of the Committee was highly
rated, with no areas of concern raised and no
significant changes recommended.
Audit and Risk Committee report continued

110	Annual Report on Form 20-F 2023 | riotinto.com
Sustainability Committee report
The Sustainability Committee supports the long-term strategy of Rio Tinto’s businesses by caring for our people, overseeing our contribution to the sustainability of the environments and communities in which we operate, and encouraging the business to find better ways to provide the materials that the world needs.
I am pleased to present my first report on the
work of the Sustainability Committee, having
been appointed Chair of the Committee in
October 2023.
The Sustainability Committee’s activities
include overseeing Rio Tinto’s policies,
frameworks, and management systems that are
designed to maintain the health and safety of
our employees and contractors, to manage our
key social and environmental risks, to support
the communities in which we operate, and to
respect human rights in our business and value
chains. By maintaining our focus on these
important areas, we are also supporting Rio
Tinto’s social licence to operate.
While we have now experienced five years without
a fatality at our managed operations, tragically four
team members from our Diavik mine in Canada
lost their lives when a charter flight on its way to
the mine crashed in January 2024. This is a stark
reminder that safety hazards still exist in our
operations, and that we must remain eternally
vigilant and committed to managing them. A
critical item on the Committee’s agenda is tracking
our progress in analysing and learning from
incidents that have the potential to result in
Potential Fatal Incidents (PFIs) to prevent similar
incidents from happening across our operations.
In July, we investigated two process safety
incidents that had occurred within six weeks at Rio
Tinto Iron and Titanium Quebec Operations’
reduction plant in Sorel-Tracy, Canada.  We
looked at the root causes of each of these events,
and the work being done to investigate what
further process controls should be implemented.
In 2023, the Group recorded an all-injury
frequency rate of 0.37 – an improvement on the
rate of 0.40 for the prior year. However, three
permanent damage injuries occurred: an operator
injured their hand at our Diavik diamond mine in
Canada; a driller lost four fingers at the Simandou
iron ore project in Guinea; and at our Kennecott
copper operations in Salt Lake City, Utah a
geotechnical engineer required a leg amputation.
We continue to encourage transparent reporting of
PFIs as they occur, and are focusing on the critical
risk areas indicated by these incidents - and in
particular on falling objects, working at heights,
and vehicles and driving. The overall number of
reported PFIs remained broadly consistent with
the prior year’s levels at 103.
In 2023, the Committee undertook deep dives into
selected key safety risks. This included an
assessment of the mass passenger transport risks
across the Group, during which we examined
compliance with our controls, and opportunities for
strengthening those controls.  Other deep dives in
2023 examined process safety risks, and risks
associated with contact with electricity. The
Committee also reviewed the design of the
governance frameworks for health, safety,
security, environment and communities for our
joint venture arrangements at Simandou.
At our April meeting, the product group Chief
Executives and the Chief Commercial Officer
presented to the Committee on the key ESG and
operational risks and trends for each product
group and for Rio Tinto Marine, and the controls
for managing those risks. The Committee noted
the key sustainability risk themes across the
Group, and commended the collaboration across
the Group for managing these risks.
The Committee continues to review the
progress with our safety maturity model (SMM)
program, a key tool for developing and
enhancing our safety culture. In 2023, the
business incorporated a mid-year self-
assessment process in addition to the end of
year independent assessment, and key insights
were provided to the Committee. While no
material changes were made to the SMM in
2023, the Group’s safety maturity is steadily
advancing with an average score in 2023 of 5.2
(out of a scale of 0 to 9), which is an 11%
improvement on the prior year.
The Committee continued to monitor our progress
towards implementation of the Global Industry
Standard on Tailings Management (GISTM). In
August 2023, in accordance with GISTM Principle
15, we published information on our facilities with
Very High or Extreme consequence
classifications. The Committee also continues to
directly engage with executives having
accountability for the safety of tailings facilities
across the Group, and has received progress
updates from management on the pathway to full
conformance with the GISTM.
The Committee examined the independent
audit of Rio Tinto’s Cultural Heritage
Management program as part of the response
plan to the Rio Tinto Board Review of Cultural
Heritage Management, published August 2020.
It will monitor ongoing actions to advance
Cultural Heritage Management practices
globally.
The Committee reviewed the progress of Rio
Tinto’s program for managing its physical
resilience to climate change, and for the
Group’s compliance with the disclosure
requirements set out by the Task Force on
Climate-Related Financial Disclosure.
Sustainability risks cannot be considered in
isolation. As part of our governance and oversight
of sustainability as an integrated risk for the
business, the Committee receives annual updates
from our product group Chief Executives on their
integrated strategies for managing sustainability
risks and opportunities. The Committee examined
sustainability risk themes and trends identified for
the Group, including the impact of the Group’s
decarbonisation agenda on sustainability risks,
and the need for an interdisciplinary approach for
the management of increasingly interdependent
sustainability risks.
The Group’s Internal Audit (GIA) function
undertakes reviews and reports to the
Sustainability Committee on matters within the
Committee’s scope. In addition, the Group’s
auditors, KPMG, reported to the Committee on
their assurance procedures over our 2022
sustainable development reporting.
Other key areas of focus for the Committee in
2023 included:
–Human Rights: reviewing management of
human rights risks, tracking global trends in
human rights policy and regulation, and
overseeing our modern slavery reporting.
–Environment and biodiversity: received
reports on all areas of environmental risk
management (excluding decarbonisation and
climate change).
–Water: receiving an update on our progress
against our water stewardship targets.
–Health, Safety, Environment and Security
(HSES) performance: receiving regular
updates on HSES performance.
–Communities and Social Performance (CSP):
receiving a progress update on the Group’s
CSP strategy, including key activities
undertaken in 2023 and a forward-looking
view on priorities for 2024, in support of the
group objectives of Impeccable ESG and
Social Licence.
–Major hazards: receiving updates from
management on the implementation of the
GISTM and implementation of the Group’s
Process Safety Improvement plan 2023-25.
Site visits are an important element of the work
of the Committee, and this year in addition to a
full Board site visit to Oyu Tolgoi in Mongolia,
our Committee members made individual visits
to our Iron Ore operations in the Pilbara,
Western Australia; in the US, our operations at
Resolution Copper in Arizona, and our
Kennecott copper operations in Salt Lake City,
Utah; QIT Madagascar Minerals’ facilities in
Madagascar; our RTIT operations in Suzhou,
China; four Rio Tinto Alcan legacy sites at Le
Thoronet, Gardanne, St-Cyr and Montgrand in
France; and to our Technical Development
Centre in Bundoora, Victoria.
Finally, I would like to thank Megan Clark for
her leadership and guidance as Chair of this
Committee for the past seven years, and her
commitment and generosity of time in assisting
my transition into the role of Chair.
Dean Dalla Valle
Sustainability Committee Chair
21 February 2024
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	111
Sustainability Committee members

Dean Dalla Valle (Chair)[1]	Sam Laidlaw
Megan Clark[2]	Ngaire Woods
Dominic Barton	Joc O’Rourke[4]
Kaisa Hietala[3]
1.Member of the Committee from 1 June 2023, Chair of the
Committee from 1 October 2023.
2.Chair of the Committee until 30 September 2023, Member
of the Committee until retirement from the Board on 15
December 2023.
3.Member of the Committee from 1 March 2023.
4.Member of the Committee from 1 January 2024.
The role of the Committee
The Committee’s scope and responsibilities
are set out in its Terms of Reference, which
can be found at riotinto.com/corporate
governance.
Activities in 2023
The Committee met five times in 2023. During
these meetings, the Committee undertook the
following activities:
Health and safety
–Received updates on the Group’s
performance across key health and
safety metrics.
–Conducted regular reviews of PFIs
occurring across the Group.
–Conducted deep dives into key safety risks
and controls, including process safety risk,
mass passenger transport risks, and major
tailings and water storage facility failure.
Environment
–Reviewed the Group’s performance across
key environmental metrics.
–Received an update on progress against
the Group’s 2019 to 2023 water stewardship
targets.
–Conducted a deep dive into the Group’s
physical resilience to climate change and
compliance with the TCFD disclosure
requirements.
–Received updates on the Group’s
implementation of the GISTM, and engaged
with Accountable Executives in line with the
Standard’s requirements.
Communities and social performance
–Received a progress update on the Group’s
CSP strategy.
–Received a report from the Chair of the
Australian Advisory Group, an advisory
forum to provide a broad perspective on
emerging developments and specific
policies or initiatives that could impact our
business in Australia.
–Received a report on an independent audit
of the Group’s cultural heritage
management performance.
–Reviewed progress on development
of the Group’s 2022 Modern Slavery
Statement.
Assurance, risk management
and global sustainability trends
–Approved the external assurance plan for
the Group’s sustainability reporting, and for
the performance data supporting the safety
and environmental, social and governance
(ESG) performance outcomes under the
short-term incentive plan.
–Received presentations on the key
sustainability risks and trends for each
product group and for Rio Tinto Marine.
These were presented by product group
Chief Executives and the Chief Commercial
Officer (for Rio Tinto Marine).
–Received reports from GIA on their audits
relating to matters within the Committee’s
scope, including:
–The Group’s closure control framework.
–The water management control
frameworks at Boron in California, and at
Oyu Tolgoi.
–Progress on implementation of the
recommendations in the Everyday
Respect Report.
–Management of environmental
compliance at Gudai-Darri in the Pilbara.
–Caustic release risk management
processes at the Yarwun Alumina
Refinery in Queensland.
–Rio Tinto Iron Ore’s engagement and
interaction with Traditional Owners.
–Community and government obligations
at Diavik in Canada.
–Major slope geotechnical hazard risks,
including at Iron Ore Company of Canada
and at Kennecott.
–Major underground safety risks, including
at Kennecott and Diavik.
–Mass transportation risks at Winu in
Western Australia and at our Rincon
lithium project in Argentina.
–The design of the health, safety, security,
environment and communities joint
venture governance arrangements
at Simandou.
–Reviewed recommendations for the Group’s
2024 sustainable development internal
assurance plan.
Governance and disclosure
–Reviewed various sustainability disclosure
materials.
–Reviewed an assessment of the Group’s
most material sustainability topics to be
reported on in the 2023 Annual Report.
–Received an update, in a joint session with
the Audit & Risk Committee, on the global
governance and ESG reporting landscape,
Rio Tinto’s proposed approach to meet
relevant evolving requirements, and the
work underway in preparation for doing so.
Other (including closure and security)
–Received an update on the Group’s closure
strategy and work program.
–Received regular updates on security
issues across the Group and key insights
on risk assessments and controls.
The chart below represents the allocation of
the Committee’s meeting time during 2023:

■	Health and safety
■	Environment, including tailings management, water, and biodiversity
■	Assurance, risk management, global sustainability trends
■	Communities and social performance (including cultural heritage and human rights)
■	Governance and disclosure
■	Other (including closure and remediation, and security)
The Committee Chair reports to the Board
after each meeting and our minutes are tabled
before the Board. All Directors have access to
the Committee’s papers.
Sustainability disclosures

Our approach to ESG is described in detail on pages 40-77.
For more information and to access our 2023 Sustainability Fact Book see riotinto.com/sustainability.
Our 2023 Climate Change Report can be found at riotinto.com/climatereport.
Our 2022 Communities and Social Performance Commitments Disclosure can be found at riotinto.com/cspreport.
Our 2022 Modern Slavery Statement can be found at riotinto.com/modernslavery.
Sustainability Committee report continued

112	Annual Report on Form 20-F 2023 | riotinto.com
Remuneration report
Annual statement by the People & Remuneration
Committee Chair
The Committee’s overarching
purpose is to ensure the people,
culture and remuneration policies,
frameworks and practices are aligned
with the Group’s strategy, objectives
and values.
Dear shareholders,
On behalf of the Board, I am pleased to
present our 2023 Directors’
Remuneration report.
Nothing is more important than the health,
safety and wellbeing of our people. While
we had zero fatalities at our managed
operations in 2023, tragically four colleagues
died in a plane crash while travelling to our
Diavik mine in January 2024.
2023 was another year of solid operational
performance. While the external environment
remains volatile and challenging, the
fundamentals of our business enable us to
continue delivering strong financial results. We
have a very resilient business with strong free
cashflows underpinned by the quality of our
assets, our people and strength of our balance
sheet. It allows us to systemically address
short term issues and build sustainable
growth.
Our operational performance has been
accompanied by progress towards our
strategic objectives of “impeccable
environment, social and governance (ESG)”,
“becoming the best operator”, “excelling in
development” and “strengthening our social
licence”. This has seen us accelerate our
decarbonisation strategy, improve our culture,
safely improve and stabilise production, and
diversify in materials enabling the global
energy transition.
The resilience of our business has allowed us
to continue to invest in 2023. We announced
an investment of $1.1 billion to expand our
AP60 aluminium smelter in Canada with low-
carbon technology. We entered into joint
ventures during the year, with First Quantum
Minerals at the La Granja copper project in
Peru, and with the Giampaolo Group through
which Rio Tinto acquired a 50% stake in
Matalco, to recycle aluminium products
throughout the US and Canada. Good
progress was made with our ELYSISTM
technology which has the potential to
transformatively decarbonise the way we
produce aluminium.
We continued to develop our existing portfolio,
particularly at Oyu Tolgoi where we saw the first
underground production in the first quarter of
2023, and at the world-class Simandou iron ore
project in Guinea, where key infrastructure
agreements were concluded during the year.
A pre-feasibility study to progress development of
the Rhodes Ridge project, one of the best
undeveloped iron ore deposits in Western
Australia, was approved at the end of the year.
Overview of performance
and strategic progress in
2023
Short-term incentive plan
In 2023, we implemented our new Short-term
incentive plan (STIP) scorecard which has
collective goals at its core. Half of the
scorecard for 2023 was based on financial
measures of underlying earnings and STIP
free cash flow (flexed and unflexed), with the
flexed outcome measuring our progress
towards “best operator”. Outcomes against the
other half of the scorecard are linked to
strategic goals of “impeccable ESG” covering
safety performance, carbon reduction, and
diversity and inclusion, “progress on excel in
development”, and “strengthening our licence
to operate”. An individual multiplier is in place
to be used sparingly in cases of exceptional or
underperformance. The STIP scorecard
applies consistently across 26,000 eligible
employees including the Executive
Committee.
The Committee has assessed Group
performance against the STIP scorecard
and determined the overall outcome is 56%
of maximum.
For the financial component of the STIP
scorecard, we reported underlying earnings of
$10.9 billion and free cash flow of $10.8
billion. This is against a backdrop of higher
than planned iron ore and copper prices.
Operationally, we achieved slightly lower than
expected production, reflecting equipment
failures, extended downtime and safety-
related disruptions. We also had a build in our
working capital in 2023, impacting our cash
flow performance. Overall, our reported 2023
financial results were above plan, albeit below
target on a flexed basis, resulting in an
outcome of 45% of maximum.
The strategic component of the STIP scorecard
includes four separate measures. Progress has
been made in each area resulting in an overall
outcome of 67% of maximum. The outcome
against our “impeccable ESG” measure, which
includes safety, was above target for the year.
2023 was a fatality-free year, but we regrettably
recorded three permanent damage injuries
(PDIs) at our sites in Diavik, Guinea and
Kennecott. We continue to believe all incidents
and injuries are preventable and we remain
focused on identifying, managing and, where
possible, eliminating risks. As a result of these
PDIs, the result for the all-injury frequency rate
component has been capped at 50%
of maximum.
Progress on decarbonisation and the approval
of specific abatement projects accelerated
over the year as we continued to shape our
roadmap to our 2030 ambition. During the
year, we critically reviewed our project
portfolio, leading to project commitments
equivalent to a 1.9Mt reduction in our
expected 2030 emissions.
Our people and culture measures include a
gender diversity element and while we added
1,456 women to the workforce the outcome
was below the stretching target set for 2023,
with room for improvement in 2024. The
delivery of our everyday respect learning
reached more than 34,000 employees in 2023,
which is above our outstanding range.
Overall performance against the “excel in
development” measure was above target for
the year, reflecting exciting progress in
exploration and studies, and continued strong
delivery across several projects despite some
challenges during the year.
The social licence measure provides an
indication of how we are perceived by our
community of stakeholders. In 2023, our
global reputation score remained broadly
consistent with our 2022 baseline, resulting in
a target outcome.
The Committee did not apply the individual
multiplier for either of the Executive Directors
but it has been selectively applied to some
Executive Committee members. Further
details on each component of the STIP
scorecard outcomes, the individual
performance and STIP outcomes for the
Executive Directors can be found on pages
129-132.
Long-term incentive plan
The performance period for the 2019
Performance Share Award (PSA) concluded in
December 2023 and awards will vest on 22
February 2024. The vesting outcome of the
2019 PSA is 94.1% based on our total
shareholder return (TSR) of 103.4% over this
five-year cycle. This level of TSR performance
compares favourably against our mining peers
and broader global corporates. The Committee
considered the vesting outcome in the context of
underlying business performance and the
consequence management framework, and was
satisfied the outcome was fair and representative
of the shareholder experience.
Remuneration Policy
In accordance with the triennial policy cycle,
we will be submitting our 2024 Remuneration
Policy (the new Policy) to shareholders for
their approval at our 2024 annual general
meetings (AGMs). Changes being made to our
Remuneration Policy (the current Policy) are
summarised on page 115 with a full version of
the new Policy on pages 119-126.
The Committee fully understands stakeholder
expectations that the remuneration of
executives should be linked to balanced
financial and non‑financial performance
outcomes, appropriately governed and aligned
with delivery against our strategy, supported
by sustainable long‑term value creation.
With these elements in mind, the Committee
has undertaken a comprehensive review of
our current Policy with primary considerations
including:
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	113
–Competitive advantage: Responding to
climate change is critical to our long-term
competitive advantage and value creation.
There can be an inherent tension between
decarbonisation goals and short- to
medium-term financial performance. Our
intent is to balance this appropriately in how
we structure our long-term and short-term
incentives. Given the inherent uncertainty,
we believe three-year targets are most
appropriate for measuring progress against
our decarbonisation goals.
–The global talent market: Rio Tinto competes
for the best talent with the world’s largest
companies. We need to be competitive to
retain and secure the talent required to
execute our strategic ambitions.
–Simplify focus for our global team:
Over the last decade, the complexity of our
business has increased, placing greater
demands on our leaders. Clear, collective
targets that build alignment will reinforce the
STIP changes we made last year and help
our leaders maintain focus on the most
critical objectives.
I met with many of our shareholders and the key
UK and Australian advisory bodies to discuss our
proposals. I would like to thank those who took
part in this consultation.
While views inevitably vary across the
stakeholder group, I was pleased to find a
sizeable majority of those we met were broadly
supportive of the key changes. Following this
consultation, the Committee further refined and
adapted the proposals in response to feedback.
The main changes proposed to our current Policy
relate predominantly to the structure of future
long-term incentive plan (LTIP) awards.
As part of the 2021 Policy renewal, the maximum
LTIP award level was reduced
from 438% to 400% of base salary, while the on-
target STIP for the Chief Executive was also
reduced from 120% to 100% of base salary.
These reductions have impacted our market
positioning relative to peers in the talent market.
Given the scale of our strategic ambition and
our important role in global decarbonisation, it
is vital we secure and retain the talent required
to achieve our goals. Our senior executives
remain highly attractive to competitors and
despite this competition for talent, the
Committee is seeking to maintain a measured
approach to pay. US-style pay practices
continue to be materially higher than in other
jurisdictions and we are not seeking to match
these award levels in our new Policy. Instead,
we have focused on ensuring executives are
aligned with similarly sized and globally
complex FTSE 10 companies and mining
peers.
The Committee proposes future LTIP awards
to Executive Directors and other Executive
Committee members are capped at 500% of
base salary. This would position award levels
closer to FTSE 10 peers where the median
LTIP maximum award is in excess of 500% of
salary, yet still materially below US pay levels.
Shareholder alignment will also be enhanced
via increased shareholding requirements.
The additional LTIP increment will be directly
linked to the achievement of our value accretive
climate change strategy. Given the scale and
complexity of Rio Tinto’s emissions portfolio,
our decarbonisation ambitions and the
multi-year timeframe for this transition, we are
proposing a balanced scorecard approach
with four equally weighted elements. This will
include input and outcome metrics that
incentivise long-term value creation and
sustained medium-term performance across
multiple performance cycles. Both the
scorecard and relative TSR will be measured
over three years and awards will be subject to
a further two-year holding period. This means
that executives will continue to only realise
value from awards after five years, consistent
with the previous structure. The application of
leaver and recovery provisions (malus and
clawback) will remain unchanged.  This time
horizon is consistent with mainstream FTSE
practices in the UK, where just under 80% of
the Group’s shares are listed and is also
aligned with the UK Corporate Governance
Code. While practice on the length of
performance periods is more mixed in
Australia, the overall time horizon of five years
remains towards the upper-end of broader
ASX practice.
Ultimately the Committee concluded that a
three-year performance period was more
appropriate as it enables the setting of more
robust and tangible targets for the
decarbonisation scorecard where immediate
action is required but long-term visibility is
limited. It also provides flexibility to cascade
the plan to less senior participants on more
consistent terms. Relative TSR performance
will be measured over the same period for
simplicity.  Extensive modelling demonstrated
that the change in TSR performance did not
create a material difference in outcomes.
Overall we continue to have a remuneration
structure that is more heavily weighted to long-
term incentives than many of our peers.
Further details are set out on pages 134-135.
The Committee recognises the progress of our
decarbonisation strategy will need to be
closely monitored to inform how we set our
targets and assess performance under this
part of the LTIP award. To support this, the
Committee will ensure input is obtained from
subject matter experts within the business and
other Board committees. We also commit to
providing enhanced disclosure and
independent verification so shareholders
can fully understand the basis of any awards
vesting. 80% of our LTIP will be driven
by relative TSR to align with the interests
of shareholders.
The Committee strongly believes our
proposals will ensure our executive
remuneration arrangements incentivise the
delivery of our ambitious strategy with a
balanced focus on the short- and long-term.
This will also align our reward outcomes with
Group performance and shareholder
experience. I will continue to proactively
engage with shareholders on this subject.
Implementation for 2024
During 2023, the Committee considered
extensive benchmarking as part of our new
Policy, which shaped our remuneration decisions
for 2024. In the shareholder consultations we
illustrated material gaps which the Policy
changes are aimed at reducing.
The STIP structure introduced in 2023 will be
broadly maintained for 2024; however the financial
metrics have been refined by replacing earnings
with underlying earnings before interest, taxes,
depreciation, and amortisation (EBITDA). This is a
key measure of our underlying financial
performance and is well understood by both
internal and external stakeholders.
Executive changes
We welcomed Jérôme Pécresse to the role of
Chief Executive Aluminium in October 2023.
Jérôme was appointed on terms consistent
with our current Policy, and details of his terms
are included on page 138.
In June 2023, Ivan Vella resigned from his role as
Chief Executive Aluminium, stepping down from
the Executive Committee. Ivan was due to leave
Rio Tinto in December 2023; however his
employment was terminated on 15 November
2023 for actions that did not follow Rio Tinto’s
requirements for the acceptable management of
confidential information. The Committee is
continuing to review this matter and will apply the
consequence management framework as part of
its review.
People
From 2023, the remit of the Committee increased
to include talent, capability, and diversity and
culture, reflecting the ever-increasing importance
of these areas and our commitment to building a
more inclusive culture.
During the year, we worked with the Executive
Committee to set the direction and tone for a
workplace culture that aligns with our purpose,
reflects our values, and supports the delivery of
our strategy. To that end, we supported the
implementation of a new performance
management framework that places as much
emphasis on how results are delivered as it does
on what is achieved. This further builds on our
decision to change the STIP scorecard to apply
consistently across 26,000 colleagues.
The Committee monitored culture progression
through visits to our sites and offices, operational
deep-dives, and management presentations,
considering trends and findings from our biannual
engagement survey, succession and talent plans
for our most senior roles as well as our ability to
attract and retain a diverse workforce. The overall
representation of women in our business remains
a key aspect of our broader agenda on diversity
and inclusion and will continue to be an area of
focus in 2024.
Pay in the broader context
Our focus on pay equity is evident in our
gender pay metrics. We have made progress
toward eradicating any equal pay and gender
pay gap. Further details on equal pay, gender
pay gap, and a wider discussion on diversity
and inclusion, are provided in the ESG section
of this report on pages 73-74.
As always, I welcome shareholder feedback
and comments on our 2023 Directors’
Remuneration report.
Yours sincerely,
Sam Laidlaw
People & Remuneration Committee Chair
21 February 2024
Remuneration report continued

114	Annual Report on Form 20-F 2023 | riotinto.com
Remuneration at a glance - Policy changes
Our current Policy was approved by shareholders at our 2021 AGMs and has served us well. The changes for the 2024 Policy reflect the need to ensure strategic alignment and remuneration competitiveness.

Element	2021 Policy summary	Proposed changes for 2024 and implementation
Base salary
–Base salaries are set to reflect broad alignment with comparable roles in the global external market and the executive’s qualifications, responsibilities and experience.
–Base salaries are reviewed annually by the Committee, and any increase is normally aligned with the wider workforce, with a maximum individual annual increase of 5% plus Consumer Price Index (CPI).
–An individual increase may be higher in specific circumstances, such as promotion, increased responsibilities or market competitiveness.

–Remove the cap on individual salary increases to
better align with market practice where the use of
salary caps is uncommon and to ensure the Policy
provides sufficient flexibility where appropriate.
–It is intended that salary increases remain in line
with the wider workforce, and for any additional
increases to continue to be in specific
circumstances.
–For 2024, salaries for the Executive Directors will
be increased by 4% which aligns with the increase
for UK employees. Salaries as at 1 March 2024
will be:
–Chief Executive - £1,285k
–Chief Financial Officer - £761k

Pension or superannuation
–Rio Tinto may choose to offer participation in a pension plan, superannuation fund, or a cash allowance in lieu.
–The maximum annual benefit is set to reflect the pension arrangements for the wider employee population and is currently capped at 14% of base salary.
–No change.
Other benefits
–Executives are eligible to receive benefits which may include private healthcare cover, life and accident insurances, professional advice, and other minor benefits.
–Secondment, relocation and localisation benefits may also be made to and on behalf of executives living outside their home country.
–No change.
STIP
–Measures and weightings for the scorecard are selected by the Committee for each financial year. At least 50% of the measures will relate to financial performance, and a significant component will relate to safety. Other strategic, environmental, social and governance (ESG) and individual business outcomes may be included.
–For financial performance, threshold performance results in a nil award (25% of award pays out for threshold performance for non-financial measures) and outstanding performance results in maximum payout. The payout for specific metrics may be varied to reflect the stretch of the underlying target.
–Maximum opportunity is capped at 200% of base salary for each executive.
–Normally, 50% of the STIP is delivered in cash and the balance is delivered in shares that are deferred for three years as a Bonus Deferral Award (BDA).
–Dividends (or equivalents) may accrue in respect of any BDA that vest.
–The Committee retains the right to exercise discretion to ensure that the level of award payable is appropriate.
–Malus, clawback and suspension provisions apply to the STIP and BDA.
–Replace the earnings-based measure with EBITDA, half of which is adjusted for commodity prices in the same way as the current earnings measure.
LTIP
–Performance is measured against TSR relative to the EMIX Global Mining Index and to the MSCI World Index.
–The Committee will set performance conditions aligned with the Group’s long-
term strategic objectives for each PSA grant. Relative TSR has been chosen as the predominant measure of long-term performance. The Committee retains the discretion to adjust the performance measures and weightings as appropriate.
–Awards have a maximum face value of 400% of base salary. Threshold vesting is
22.5% of face value. Target is 50% of face value.
–Dividends (or equivalents) may accrue in respect of any PSA that vest.
–The Committee retains the right to exercise discretion and seeks to ensure that outcomes are fair and reflective of the overall performance of the company during the performance period.
–Malus, clawback and suspension provisions apply to LTIP awards.

–Opportunity increased from 400% to 500% of
base salary with the additional 100% of base
salary linked to tangible decarbonisation targets.
–Performance period reduced from five to three
years, followed by a holding period of two years.
–Following the decommissioning of the EMIX
Global Mining Index in 2023, our TSR will be
measured against the S&P Global Mining Index
and the MSCI World Index.
–Clawback provisions updated to comply with SEC
requirements.

Shareholding requirements
–Over a five-year period, executives should reach a share ownership in Rio Tinto shares equivalent in value to:
–Chief Executive: 400% of base salary.
–Other executives: 300% of base salary.
–Longer periods may be accepted for new appointments.
–Executive Directors are required to retain a holding for two years after leaving the
Group in line with the shareholding requirements.

–Requirement for all executives increased by 100%
of base salary.
–Requirement expressed as a fixed number of Rio
Tinto shares, calibrated based on the existing
requirement after applying the 100% increase of
base salary to shareholding requirements.
–Fixed number of shares subject to review every
two years.

Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	115
When remuneration is delivered under current Policy
The following chart provides a timeline of when remuneration is delivered, using 2023 as an example.

	Year 1 2023	Year 2 2024	Year 3 2025	Year 4 2026	Year 5 2027	Year 6 2028
Base salary	Salary
Benefits	Benefits, pension, etc.
STIP	2023 performance year	50% cash	50% deferred shares (BDA)
LTIP (PSA)	Five-year performance period				Vests February 2028

Performance period starts	March PSA grant	March STIP cash + BDA grant		December BDA vest	December Performance period ends	February PSA vest
When remuneration is delivered under proposed 2024 Policy
The following chart provides a timeline of when remuneration is delivered under the proposed new Policy.

	Year 1 2024	Year 2 2025	Year 3 2026	Year 4 2027	Year 5 2028	Year 6 2029
Base salary	Salary
Benefits	Benefits, pension, etc.
STIP	2024 performance year	50% cash	50% deferred shares (BDA)
LTIP (PSA)	Three-year performance period			Two-year holding period	Released February 2029

Performance period starts	March PSA grant	March STIP cash + BDA grant	December Performance period ends	December BDA vest		February PSA released
How are performance metrics for incentives aligned with the strategy?
In 2022, we moved to a much simpler STIP design, where the approximately 26,000 employees that participate in the STIP have one Group scorecard rather than the diversified scorecards previously used. The metrics in the STIP design were chosen to drive the implementation of our strategy and are based around our areas of focus: our four objectives together with the delivery of strong financial performance and accelerating our culture change.
The PSA is targeted at our most senior leaders, with consistent metrics applied for all participants. The award is intended to capture how we create sustainable value for our shareholders over the longer term.  For many years, LTIP awards have been primarily based on relative TSR performance against both sector peers and the wider market. For 2024, alongside TSR, we are introducing a scorecard linked to the Group’s long-term decarbonisation agenda. We are aware of our responsibility in this area and the positive impact of decarbonisation. Given the scale and complexity of our emissions portfolio, a balanced scorecard approach has been developed that focuses on input and outcome metrics.

	Incentive	Reflection in scorecard
Strategic priorities
People and culture	STIP	Focuses on “how” we do things as well as “what” we achieve as a critical lever of accelerating our culture change and building an inclusive workplace environment.
Excel in development	STIP	Measures progress in relation to exploration, studies and project execution.
Impeccable ESG	STIP / LTIP
Safety in all its aspects remains a key priority alongside progressing the work on our decarbonisation pathways towards achieving our 2030 ambition.
The new decarbonisation scorecard in the LTIP is structured around our multi-year and ambitious decarbonisation strategy, with a focus on a combination of offensive and defensive metrics to incentivise long-term competitive advantage.

Social licence	STIP	Measures our progress in building trust and meaningful relationships with our community of stakeholders.
Best operator – flexed financials	STIP	Focuses on achievement of financial plan commitments.
Shareholder experience
Unflexed financials	STIP	Aligned to market conditions for our commodities.
Total shareholder return	LTIP	Measures performance relative to sector peers and wider market.
Remuneration report continued

116	Annual Report on Form 20-F 2023 | riotinto.com

+
People & Remuneration Committee Chair Q&A

How does the new Policy support Rio Tinto’s strategy?	Have the changes made to STIP last year been effective?
We have a clear strategy to build a stronger business by focusing on four objectives, which will help improve our productivity, reduce capital intensity and assist us in becoming a partner of choice for a range of stakeholders globally.
Although our existing framework remains broadly fit for purpose, the
Committee has identified a number of refinements to better align remuneration with these strategic priorities, including an increased focus on decarbonisation. The Committee is also proposing a range of simplifications to ensure our remuneration arrangements are
appropriate and allow us to be competitive in the global talent market.

In 2022, we undertook a detailed review of incentives which resulted in the introduction of a much simpler STIP design for the approximately
26,000 employees that participate in the STIP, with clearer alignment to our strategy. The STIP targets help to make our goals relevant to day-to-
day actions, and the level of engagement from participants over the past year has been encouraging.
For 2024, we are maintaining this design and are taking the
opportunity to refine the financial metrics by replacing the current earnings measure with EBITDA. This is a key measure of our
underlying financial performance that is less subject to adjustment and well understood by both internal and external stakeholders.

How do incentives support Rio Tinto’s low-carbon transition agenda?	Why aren’t you including Scope 3 emissions?
Climate change and the low-carbon transition are at the heart of our strategy. The Committee recognises the importance of including ESG metrics in our incentives, alongside a continued focus on operational and financial performance to deliver long-term shareholder returns.
Impeccable ESG is a significant part of our STIP scorecard, with an increased focus on achieving our decarbonisation ambitions while maintaining a material focus on continued safety performance.
In recognition of the long-term nature of the carbon journey, the Committee believes now is the right time to introduce decarbonisation metrics into the long-
term incentives, by linking the additional PSA opportunity to the execution of our value accretive climate change strategy.

Measuring and incentivising Scope 3 emissions is inevitably
challenging. These emissions are primarily from our customers in
Asia, processing our iron ore into steel, and bauxite into aluminium, so our level of control is limited. The best way to tackle these emissions is to work in partnerships to develop the technologies needed to produce low-carbon metals and minerals.
While Scope 3 emissions are not within our direct control and are not specifically measured under the incentive schemes, the breadth of the decarbonisation scorecard for the PSA, particularly the focus on transition strategy and R&D, will ensure focus is given to developing new technologies that may support the longer-term reduction of Scope 3 emissions.

What is the rationale for increasing the PSA opportunity?
In recent years we have reduced executive pay. Meanwhile, our UK and
Australian competitors have increased pay for executives. Our target pay is no longer competitive and, after years of good retention, we are starting to lose executives and may be at risk of losing more after having significant invested in their development. Given the scale of our strategic ambition, it is vital that we secure, retain and attract the talent required to achieve our goals. Increasing the PSA opportunity moves us closer to our competitors’ pay levels, in a way that is only realised with sustained long-term performance, enabling a focus on our
decarbonisation strategy for competitive advantage. Further, we are requiring that the increased opportunity be added to mandatory shareholding requirements, increasing it by 100% of base salary for all executives.
CEO total remuneration at target

Why are you moving to a three-year performance period for the PSA?	How do the Policy proposals align executives with the wider workforce?
The use of a three-year performance period aligns our approach with typical market practice in the UK and the US while in Australia this approach is used by around one-third of larger companies. The inclusion of a two-year holding period will mean awards will continue to be released only after five years subject to achievement of the relevant performance conditions. The combined five-year time horizon aligns with UK market practice and is longer than most US and Australian companies. Participants will also continue to be strongly aligned with shareholders via increased share ownership requirements.
The PSA is a critical tool for retaining, incentivising and motivating staff at many levels of management. The Committee believe that a three-
year time horizon will be more tangible to participants below the
Executive Committee and will therefore increase the competitiveness of the package and maximise the effectiveness of the PSA.

The new Policy maintains the strong alignment of the current policy between executive reward and reward in the broader organisation.
The approach to base salary is consistent across the organisation.
No changes are proposed to benefits, keeping executive pensions in line with the broader employee population.
The STIP applies in a consistent manner across a population of
26,000 eligible employees, while the PSA objectives ensure senior leaders are focused on creating sustainable long-term value for our shareholders.

Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	117
2023 remuneration outcomes
Executive Director remuneration (£’000)
The charts below set out the maximum and actual executive
remuneration, as calculated under the UK regulations. As explained on page 127, there are differences in both the reporting and methodology for measuring remuneration under the
Australian regulations.

Chief Executive
Jakob Stausholm
2023 Actual remuneration (percentage of maximum)
100%	56%	94.1%

2023 Threshold remuneration (percentage of maximum)
100%	25%	22.5%

2023 Maximum remuneration
100%	100%	100%

■	Fixed	■	STIP	■	LTIP

Chief Financial Officer
Peter Cunningham
2023 Actual remuneration (percentage of maximum)
100%	56%	94.1%

2023 Threshold remuneration (percentage of maximum)
100%	25%	22.5%

2023 Maximum remuneration
100%	100%	100%

■	Fixed	■	STIP	■	LTIP
2023 short-term incentive plan

Group financial scorecard
■	Weighting	50%
■	Weighted performance	22.4%
Group strategic scorecard
■	Weighting	50%
■	Weighted performance	33.6%

Strategic scorecard performance
In 2023, the Group strategic scorecard outcome was above target at 67.2%
of maximum.
Financial scorecard performance
In 2023, the Group financial STIP outcome was below target at 44.8%
of maximum.
Underlying earnings target range (threshold to outstanding) – US$(bn)
STIP free cash flow target range (threshold to outstanding) – US$(bn)
2019–2023 long-term incentive plan

TSR relative to EMIX/S&P Global Mining Index
■	Weighting	50%
■	Weighted performance	44%
TSR relative to MSCI World Index
■	Weighting	50%
■	Weighted performance	50%
LTIP
We outperformed the EMIX/S&P Global Mining Index by 5.1% per annum resulting in 88% vesting of this component and the MSCI World
Index by 8.6% per annum resulting in maximum vesting of this component. Overall vesting for the 2019 PSA was 94.1%.
Share ownership requirements
Jakob Stausholm
Appointed January 2021 (multiple of gross base salary)
Peter Cunningham
Appointed June 2022 (multiple of gross base salary)
Remuneration report continued

118	Annual Report on Form 20-F 2023 | riotinto.com

Impeccable ESG 20%	69%

Excel in development 10%	75%

People and culture 10%	73%

Social licence 10%	50%
Remuneration Policy
Remuneration Policy introduction
This Policy applies to our Executive and Non-Executive Directors and to the Chair. In accordance with Australian law, it also sets out the broad policy principles that apply to members of the Executive Committee who are not directors.
Our Policy is binding only in so far as it relates to directors. Therefore, implementing this Policy for executives who are not directors may vary from that of the Executive Directors.
In determining the new Policy, the Committee followed a robust process, which included multiple discussions and engagement with investors and proxy advisers regarding the content of the Policy, taking into account the needs of the business and evolving market and best practice. The Committee considered input from both management and our independent advisers while ensuring that conflicts of interest were appropriately managed.
The overall structure of the new Policy remains broadly unchanged from the
Policy previously approved by shareholders in 2021. Updates to the Policy largely reflect strategic focus, evolving corporate governance and market practice, with changes being made to aid the operation of the Policy, including refinements to incentive measures proposed for 2024. The key changes to the Policy include increasing the LTIP maximum award to 500%
of salary (from 400%) to drive the decarbonisation agenda, and increasing share ownership requirements.
Our remuneration policies, principles and practices
Our values of care, courage and curiosity reflect who we are and what we stand for as a business. They guide the Committee in its decision-
making and are foundational to our remuneration-related policies, principles and practices.
Our first priority is to allocate remuneration resources wisely. We want our pay policies to be regarded as fair by employees and shareholders alike to reward both short and long-term performance and to reinforce the values and collective behaviours that drive sustainable
performance. Although we believe that our Policy is fit for purpose, the
Committee retains the discretion to override any unforeseen and inappropriate formulaic outcomes.
People with high quality skillsets, who are capable of managing and growing the business sustainably, are essential to delivering on our strategic objectives. Rio Tinto operates in global markets where it competes for talented executives in a limited pool. Our remuneration strategy is therefore designed to attract and retain the people we need.
We recognise remuneration represents just one of the factors that encourages the attraction and retention of talent. We also seek to engage our employees over the long-term, to foster diversity, to offer a caring and respectful work environment, to provide challenging work as well as opportunities to build capability. Our people strategy is underpinned by our commitment to safety and our core values.
Competitive remuneration linked to performance and
shareholder value creation
We link remuneration to performance targets over both the short- and long-term, to ensure executive rewards align to both short-term priorities and long-term sustainable growth in shareholder value. In order to assess the competitiveness of the packages we offer, we benchmark ourselves against other international mining and natural resources companies, and companies in the FTSE 30 (excluding financial services) and global industrials of comparable size, which typically have similar global reach and complexity.
The outcomes of these benchmarking exercises form just part of our consideration of the appropriate level of remuneration packages.
The actual outcome will depend on both business and individual performance and behaviours.
We take salary increases in the broader employee population into account in determining any change to the base salary of executives and consult with shareholders on the design of our short- and long-term incentive plans to ensure they are aligned with shareholder interests and priorities. We do not formally consult with our employees on the
Policy, but approximately 60% of the workforce are shareholders through participation in our employee share plans and therefore have the right to vote on the Remuneration report. Employees are invited to ask questions or express opinions through our normal employee communication channels. Our employee engagement surveys in 2023 were completed by an average of 38,500 employees.
Performance under the STIP is measured over one year based on a balanced scorecard including strategic and financial metrics. We recognise the importance of ensuring targets are achieved in the right way, aligned to our values and consider this when determining STIP outcomes. 50% of the STIP is normally deferred into shares that vest after three years.
Performance under the LTIP is measured over three years (for PSA awards made from 2024) and awards are typically delivered in shares together with cumulative dividends. Awards with a three-year performance period are also subject to a holding period of a further two years.
Our share ownership policy requires executives to build up and maintain a material shareholding in the company as described in the
Implementation report.

Alignment with the UK Corporate Governance Code The UK Corporate Governance Code principles for developing a remuneration policy have been addressed as follows:
Principle	Focus
Clarity	Our Policy is set out in a fully transparent manner. Communications and engagement with stakeholders promotes clarity around all elements of the Policy.
Simplicity	Our Policy retains key features of transparency, alignment with our strategic objectives and simplicity to aid understanding.
Risk
The incentive arrangements have been structured to support effective risk management. This includes a strong focus on long-term success. Risks include non-financial risk, such as safety, the environment and heritage protection. Malus, clawback and suspension provisions apply to all variable remuneration, which allow for adjustment of rewards in the event of risk management failures.

Predictability
The remuneration outcomes under the different performance scenarios (threshold, target, and outstanding) are clearly set out with an estimate of potential maximum outcome if the share price increased by 50%. See charts on page 123.

Proportionality	The Policy maintains a strong link to strategy and performance. This is set out in the Policy table on page 116. The Committee also has discretion over all variable remuneration outcomes.
Alignment to culture	Our incentive plans are aligned with our strategic focus on long-term sustainable growth and a focus on values and behaviours.

Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	119
Executive remuneration structure – Policy table
The Policy set out on the following pages is designed to provide a total remuneration package that is appropriately balanced between fixed and variable components, with an emphasis on long-term variable pay. The remuneration structure for executives, including the relationship between each element of remuneration and Group performance, is summarised below.
Further details on the key performance indicators (KPIs) used to assess Group performance are provided in the Strategic report on pages 20-22.
Any commitment made before this Policy takes effect or before an executive became or becomes a director will be honoured even if it is not consistent with this or any subsequent Policy.

Remuneration arrangements – Fixed
Base salary
Link to Group performance and strategy
–We pay competitive salaries to hire, motivate and retain highly competent executives from a global talent pool.
Operation
–Base salary is the main fixed element of the remuneration package.
–Base salaries are reviewed annually. We determine any increases based on Group and individual performance, global economic conditions, role responsibilities, an assessment against relevant comparator groups and internal relativities. Any increase is generally aligned with the average base salary increases applying to the broader employee population unless there were significant changes to an individual’s role and/or responsibilities during the year. Such changes may include a promotion or increase in responsibility or where the executive’s base salary is significantly below market positioning.
–Benchmarking is undertaken periodically but not annually, and our intention is to apply judgement in evaluating market data.

Pension or superannuation
Link to Group performance and strategy
–We provide competitive post-employment benefits in a cost-efficient manner in order to hire and retain.
Operation
–Employment benefits typically include participation in a pension plan, superannuation fund, or a cash allowance to contribute to a personal pension or superannuation fund, which are aligned with the arrangements for the broader workforce in the country of employment.
–The maximum annual benefit is currently capped at 14% of base salary but may be adjusted to reflect changes in arrangements for the wider employee population.

Other benefits
Link to Group performance and strategy
–We provide competitive other benefits in a cost-efficient manner in order to hire and retain.
Operation
–Other benefits may include, but are not limited to, private healthcare cover for the executive and their dependants, life insurance, accident insurance, professional advice, participation in local flexible benefit programs and certain other minor benefits (including modest retirement gifts in applicable circumstances, occasional spouse travel in support of the business, any Rio Tinto business expenses which are deemed to be taxable, and any resulting tax on the benefits).
–Secondment, relocation and localisation benefits, including payment of transfer allowances, may also be made to and on behalf of executives living outside their home country.
–Given the nature and variety of the items that make up benefits, there is no formal maximum level of company contribution.

Remuneration arrangements – Short-term performance-related (at risk)
Short-term incentive plan
Link to Group performance and strategy
–STIP focuses participants on achieving demanding annual performance goals, which are based on the Group’s priorities, in pursuit of the creation of sustainable value for our stakeholders.
–We require that sustainable business practices are adhered to, particularly in the context of safety and ESG.
–We consider the individual performance of our executives against our values. The Way We Work outlines how we deliver both our purpose and strategy. It makes clear how all employees are expected to behave, in accordance with our values of care, courage and curiosity.
Operation
–The level of award for threshold performance is normally set at either nil or 25% of maximum, but may be adapted to reflect the stretch of the underlying targets.
–The award is normally pro-rated on a straight-line basis between threshold, target and outstanding points.
–The maximum award is capped at 200% of base salary for all executives. Any outcome from the formulaic STIP calculation is subject to discretion by the Committee.
–A scorecard based on the Group’s priorities is established at the commencement of the financial year. The measures and the relative weightings are selected by the Committee in order to drive business performance for the current year, including the achievement of strategic and financial business outcomes that are priorities for the financial year in question. At least 50% of the measures will relate to financial performance, a significant component will relate to safety performance and any work-related fatality will have a material impact on the STIP result for all executives.
–At the beginning of each year, we expect to disclose the measures and weightings only, with targets deemed commercially sensitive. We intend to disclose these targets and outcomes retrospectively.
–An individual performance multiplier may be applied to the STIP outcome, but the final payout may not exceed 200% of salary.

Remuneration report continued

120	Annual Report on Form 20-F 2023 | riotinto.com

Remuneration arrangements – Short-term performance-related (at risk) continued
Operation continued
–In making its year-end determination of STIP awards, the Committee seeks to ensure that actual performance is directly comparable to the targets set at the beginning of the year. This may result in adjustments to the targets or to the assessed results being made by the Committee
(in particular to take account of events outside management’s control), to ensure a like-for-like comparison. Both upward and downward adjustments can be made, with reference to principles agreed by the Committee, to ensure the outcomes are fair.
–Malus, clawback and suspension provisions apply and are set out later in the Policy.

Bonus deferral
Link to Group performance and strategy
–Provides ongoing alignment between executives and shareholders through deferral of part of the STIP award into Rio Tinto shares.
Operation
–50% of the STIP will normally be delivered in deferred shares (known as Bonus Deferral Awards (BDA)) with the remainder delivered in cash.
–BDA normally vest in the December of the third year after the end of the STIP performance year to which they relate.
–Dividends (or equivalents) may accrue in respect of any BDA that vest.
–Where permitted by the plan rules, and where the Committee so decides, awards may be made or satisfied in cash in lieu of shares. Awards are normally, but not exclusively, granted with an intention to settle in shares.
–BDA vest on a change of control.
–Malus, clawback and suspension provisions apply and are set out later in the Policy.

Remuneration arrangements – Long-term performance-related (at risk)
Performance share awards under the long-term incentive plan
Link to Group performance and strategy
–Performance share awards (PSA) are designed to provide a simple and transparent mechanism for aligning executive reward with the execution of an effective business strategy and delivery of superior long-term shareholder returns.
–Award levels are set to provide substantive focus on and reward long-term performance. PSA are the most significant component within the remuneration package and are calibrated so as to ensure the overall competitiveness of the remuneration package.
Operation
–PSA are conditional share awards (or economic equivalent) that vest subject to the achievement of stretching performance conditions and continued employment.
–The Committee will set performance conditions aligned with the Group’s long-term strategic objectives for each PSA grant.
–For the 2024 awards, relative TSR has been retained as the primary measure as it provides an objective external assessment over a sustained period on a basis that is familiar to shareholders. In addition, metrics linked to decarbonisation have been introduced to reflect the importance of climate change and low-carbon transition to the Group’s strategy.
–While we expect TSR and decarbonisation will remain key performance metrics, the Committee retains the discretion to adjust the performance measures and weightings as appropriate.
–PSA are normally only released five years after grant. From 2024, PSA are subject to a three-year performance period followed by a holding period of two years, with awards usually only released to executives five years after the award was granted.
–Awards have a maximum face value of 500% of base salary when granted which is currently determined using the average share price of the prior financial year. Actual annual award levels may vary for each executive.
–Threshold performance would result in the vesting of up to 22.5% of the award.
–Dividends (or equivalents) may accrue in respect of any PSA that vest.
–Where permitted by the plan rules, and where the Committee so decides, awards may be made or satisfied in cash in lieu of shares. Awards are normally, but not exclusively, granted with an intention to settle in shares.
–Awards and performance conditions may be adjusted to take account of variations of share capital and other transactions. Subject to this Policy, performance conditions may also be amended in other circumstances if the Committee considers that a changed performance condition would be a fairer measure of performance.
–If there is a change of control, awards will vest to the extent performance conditions are then satisfied. Unless the Committee determines otherwise, if the change of control happens prior to the vesting of the award, the number of shares that can vest will be reduced pro rata for the period from grant to change of control relative to the vesting period. The Committee may, alternatively, with agreement of an acquiring company, replace PSA with equivalent new awards over shares in the acquiring company.
–The Committee retains the discretion, where circumstances warrant, to amend performance conditions under the relevant plan rules. The
Committee will seek to ensure that outcomes are fair and that they take account of the overall performance of the company during the performance period.
–Malus, clawback and suspension provisions apply and are set out later in the Policy.

Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	121

Shareholding requirements
Link to Group performance and strategy
–Shareholding requirements align executives’ interests with those of shareholders.
Operation
–The Group understands the importance of and expects executives to build up and maintain a material shareholding in Rio Tinto.
–Executives should aim to reach a share ownership in Rio Tinto shares, which is set as a fixed number of shares with reference to the following levels:
–Chief Executive: 5 x base salary
–Chief Financial Officer: 4 x base salary
–Other executives: 4 x base salary
–From an operational perspective these requirements are converted into a fixed number of shares.  For 2024, the required holdings are as follows:
–Chief Executive: 120,000 Rio Tinto plc shares
–Chief Financial Officer: 60,000 Rio Tinto plc shares
–Other executives (requirement varies by individual): 46,000-54,000 Rio Tinto plc shares or 40,000-46,000 Rio Tinto Limited shares
–The applicable number of shares will be reviewed at least every two years to account for salary and share price movements.
–Executives are expected to build up their shareholding over a five-year period. Longer periods may be accepted for new appointments.
–Shares are treated as “owned” once vested and where beneficial and/or legal ownership of the shares is held by the executive. A beneficial interest includes any shares for which an executive receives the benefit of ownership (such as a right to receive dividends) without directly owning the shares. Given the mandatory nature and absence of performance conditions, 50% of the unvested BDA will be treated as owned accounting for likely effects of taxation.
–Executive Directors are expected to continue to meet the shareholding requirements for two years after ceasing to be an Executive Director (or if the holding requirement is not met at this date, the relevant holding at the time). When considered alongside the existing leaver provisions for share awards, this will ensure that Executive Directors will remain aligned with shareholders for an extended period.
–The Committee retains the discretion to enforce shareholding requirements through the application of malus to unvested share awards and/or scale back of future grants.

Consequence management framework
In 2021, the consequence management framework was introduced as a framework to assist with the application of Committee discretion and the potential recovery of incentives in exceptional circumstances.
Malus, clawback and suspension provisions will apply to all STIP and LTIP awards in cash or shares. Under both the malus and clawback provisions, where the Committee determines that exceptional circumstances exist, the Committee may, at its discretion, reduce the number of shares to be received on vesting of an award, or, for a period of two years after the vesting, the end of any holding period or payment of a share or cash award, the Committee can clawback value from a participant.
The circumstances under which the Committee may exercise such discretion may include, inter alia:
–any fraud or misconduct by a participant or an exceptional event which has had, or may have, a material effect on the value or reputation of any member of the Group (excluding an exceptional event or events which have a material adverse effect on global macroeconomic conditions).
–an error in the Group’s financial statements, which requires a material downward restatement or is otherwise material, or where information has emerged since the award date, which would have affected the size of the award granted or vested.
–where the Committee determines that the personal performance of a participant, of their product group or of the Group does not justify vesting or where the participant’s conduct or performance has been in breach of their employment contract, any laws, rules or codes of conduct applicable to them or the standards reasonably expected of a person in their position.
–the performance of the company, business or undertaking in which a participant worked or works or for which they were or are directly or indirectly responsible for is found to have been misstated or subject to a material misrepresentation. Consequently, the award being granted and/or vesting has resulted in a greater number of shares than would otherwise have been the case.
–where any team, business area, member of the Group or profit centre in which the participant works or worked has been found guilty in connection with any regulatory investigation or has been in breach of any laws, rules or codes of conduct applicable to it or the standards reasonably expected of it.
–where the Committee determines that there has been material damage to the Group’s social licence to operate.
–a catastrophic safety or environmental event or events occurring in any part of the Group.
Under the suspension provisions, the Committee may suspend the vesting or payment of an award (for up to five years) until the outcome of any internal or external investigation is concluded and may then reduce or lapse the participant’s award based on the outcome of that investigation.
Note that where suspension applies, the 24-month clawback period will not extend beyond the period commencing from the original vesting date or end of holding period.
Remuneration delivered under this Policy is also subject to any additional malus and clawback provisions operated by the company, including but not limited to the Incentive-Based Compensation Clawback Policy adopted in compliance with the US SEC legislation requiring the clawback of incentives erroneously awarded as a result of material misstatements for up to three financial years.

Discretion
The Committee recognises the importance of ensuring that the outcomes of the Group’s executive pay arrangements described in this Policy, properly reflect the Group’s overall performance and risk appetite.
The Committee therefore reserves the right to review all remuneration outcomes arising from mechanistic application of performance conditions and to exercise discretion to make adjustments where such outcomes do not properly reflect underlying performance or the experience of shareholders or other stakeholders. The Committee will also be mindful of broader diversity and inclusion ambitions.
The Committee may, at its discretion, adjust and/or set different performance measures if events occur (such as a change in strategy, a material acquisition or divestment, a catastrophic safety or environmental incident, a change in control, or other unexpected event) which cause the
Committee to determine that the measures are no longer appropriate or in the best interests of shareholders or other stakeholders, and that amendment is required so that the measures, as far as possible, achieve their original purpose. Such discretion will be exercised judiciously  and clearly disclosed and explained in the Implementation report.
Any discretionary adjustments for directors will be disclosed in the Implementation report for the relevant financial period.

Remuneration report continued

122	Annual Report on Form 20-F 2023 | riotinto.com
2024 remuneration opportunity
The following charts provide an indication of the minimum, target and maximum total remuneration opportunity, subject to shareholder approval of the Remuneration Policy for the Executive Directors, together with the proportion of the package delivered through fixed and variable remuneration.
The STIP and PSA are both performance-related remuneration.
Chief Executive
(£’000)

■	Fixed pay	■	STIP	■	PSA	■	50% share price growth
Chief Financial Officer
(£’000)

■	Fixed pay	■	STIP	■	PSA	■	50% share price growth
The following table provides the basis for the values included in the charts above:

Fixed pay (stated in £’000)	Base salary[1]	Pension	Benefits[2]	Total
Jakob Stausholm	£1,285	£180	£110	£1,575
Peter Cunningham	£761	£107	£43	£911
1.Base salary is the salary effective 1 March 2024.
2.The value of benefits is as per the 2023 benefits figure in the single total figure of remuneration table, as set out in the Implementation report.

Performance-related pay
Target STIP and LTIP performance	–A STIP award of 50% of the maximum award, equating to 100% of base salary –Expected value of 2024 PSA of 50% of face value, calculated as 250% of base salary
Maximum STIP and LTIP performance	–A maximum STIP award of 200% of base salary –Full vesting of 2024 PSA, calculated as 500% of base salary
–PSAs granted under the LTIP are measured at 2024 face value. This does not constitute an estimate of the value of awards that may potentially vest with respect to year-end 31 December 2026. An assumed 50% growth in share price has been included in the final illustration. No assumption has been made for payment of dividends.
–Further details of the 2024 PSA are disclosed in the Implementation report.
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	123
Minimum
Target
Maximum
Maximum + 50% share price growth

100%

26%	21%	53%

15%	24%	61%

11%	19%	47%	23%
Minimum
Target
Maximum
Maximum + 50% share price growth

100%

26%	21%	53%

15%	24%	61%

11%	19%	47%	23%
Recruitment remuneration
The table below sets out the policy for both internal and external recruitment. No form of “golden hello” will be provided upon recruitment. In the case of internal appointments, commitments preceding appointment will be honoured.

Element	Recruitment policy
Base salary
We aim to position base salary at an appropriate level, taking into consideration a range of factors including the executive’s current remuneration and experience, internal relativities, an assessment against relevant comparator groups and cost. If a new Executive Director is initially appointed at a lower rate, the Committee retains the ability to award larger increases in subsequent years in order to realign the salary over time as the individual develops in the role.

Pension or superannuation	Consistent with Policy table.
Other benefits	Consistent with Policy table.
STIP	Eligible to take part in our STIP with maximum opportunity capped at 200% of base salary.
PSA under LTIP	Maximum face value of 500% of base salary in line with our Policy.
Buy-out awards
Any compensation provided to an executive recruited from outside the Group, for the forfeiture of remuneration arrangements on joining, is considered separately to the establishment of forward-looking annual remuneration arrangements. Our approach with respect to such “buy-outs” is to determine a reasonable level of award, on a like-for-
like basis, consisting primarily of equity-based awards, but also potentially cash, taking into consideration the quantum of forfeited awards, their performance conditions and vesting schedules. The Committee will obtain an independent external assessment of the value of awards proposed to be bought out and retains discretion, subject to the considerations noted
above, to make such compensation arrangements as it deems necessary and appropriate to secure the relevant executive’s employment. The Committee’s intention is that buy-out compensation should include, where appropriate, performance conditions and equivalent timeframes for release.

Relocation-related support
If the Committee concludes that it is necessary and appropriate to secure an appointment, relocation-related support and international mobility benefits may be provided, depending on the circumstances and in line with the Group’s broader approach. Any relocation arrangements will be set out in the Implementation report.

Executives’ service contracts and termination
Under normal circumstances, Executive Directors will be offered service contracts that can be terminated by either party with up to 12 months’ notice in writing. In exceptional circumstances, an initial notice period of up to 24 months during the first two years of employment, reducing to up to 12 months thereafter, may be necessary to secure an external appointment. In some circumstances, it may also be appropriate to use fixed-term contracts for Executive Directors.
Other executives are offered service contracts which can be terminated by the company with up to 12 months’ notice in writing, and by the executive with up to 12 months’ notice in writing.
The contracts for executives include appropriate non-compete and restrictive covenants.
The current contract terms of directors and the other executives are included in the Implementation report. The letters of appointment are available for inspection at Rio Tinto plc’s registered office, and at our AGMs.
Executives may be required to go on “Garden leave” during all or part of their notice period and may receive their base salary, STIP and other benefits during the notice period (or the cash equivalent). Where applicable, tax equalisation and other expatriate benefits will continue in accordance with the executive’s prevailing terms and conditions.
If termination is a result of redundancy, the terms of the relevant local policy or practice will apply in the same way as for other employees hired in the same location.
The STIP and LTIP rules govern the entitlements that executives may have under those plans upon termination of employment, which is dependent on whether they are considered an eligible leaver or not. In general terms, an eligible leaver is an executive who leaves the Group by reason of ill-
health, injury, disability (as determined by the executive’s employer), retirement with company consent, redundancy, transfer of the undertaking in which the executive works, change of control of the executive’s employing company, or death in service. In addition, the plan rules afford discretion to the Committee to award eligible leaver status in other circumstances.
In the case of dismissal for cause, the company can terminate employment without notice and without payment of any salary or compensation in lieu of notice. The Committee will apply the consequence management framework, and outstanding awards under any of the Group’s incentive plans may be forfeited and previous awards clawed back.
Remuneration report continued

124	Annual Report on Form 20-F 2023 | riotinto.com

Element	Termination policy
Base salary, pension and other benefits
Base salary will be paid in lieu of any unexpired notice and may be paid progressively in instalments over the notice period. For Executive Directors the Committee will (to the extent permitted by relevant law) have regard to the Executive
Director’s ability to mitigate their loss in assessing the payment to be made.
Executive Directors and their dependants may also be eligible for post-retirement benefits such as medical and life insurance. The company may also agree to continue certain other benefits for a period following termination where the arrangements are provided under term contracts or in accordance with the terms of the service contract, for example, payment for financial advice, tax advice and preparation of tax returns for a tax year. In some cases, they may receive a modest leaving gift.

Short-term incentive plan (STIP)
If an eligible leaver leaves the Group during a performance year, the Committee may determine in its absolute discretion to award a pro rata portion of the STIP based on the amount of the year served and based on actual assessment of performance against the scorecard targets. Any cash payment will be made at the normal STIP payment date and no portion of the award will be deferred into shares. If an executive provides the company notice of their resignation during the performance year, but does not leave the Group until after the end of the performance year, the Committee may determine in its absolute discretion to make an award under the STIP. In these circumstances, the executive will only be eligible to receive the cash portion of the award and will forfeit any deferred shares portion. Any cash payment will be made at the normal STIP payment date.
No STIP award will be made where an executive who is not an eligible leaver leaves the Group, resigns or is terminated for cause prior to the end of the performance year.

Bonus deferral awards (BDA)	BDA will normally vest on the scheduled vesting date. There will be no pro-rating of BDA. Termination as an ineligible leaver at any point during the vesting period will result in forfeiture of BDA.
Performance share awards (PSA)
PSA will normally vest on the scheduled vesting date, subject to performance conditions. PSA will be reduced pro rata to reflect the period of employment between the date of grant of the award and the normal vesting date (in February following end of the three-year performance period). Leaver provisions apply until the release date of the awards at the end of the holding period. Termination as an ineligible leaver at any point during the five-year time horizon will therefore result in forfeiture of PSA.

Management share awards (MSA)
Any MSA granted prior to appointment will normally be retained, and vest, at the Committee’s discretion, at the scheduled vesting date (although awards for US taxpayers may vest on leaving).
MSA will be reduced pro rata to reflect the period of employment between the date of grant of the award and the normal vesting date. Termination as an ineligible leaver at any point during the vesting period will result in forfeiture of MSA.

All-employee share plans
All-employee share awards will normally vest on or shortly after leaving. There will be no pro rata reduction of awards.
Termination as an ineligible leaver at any point during the vesting period will result in forfeiture of awards.

Dividend shares	Any dividend equivalent shares will be calculated on the vesting of all share awards.
Repatriation
On termination, the company will pay relocation or expatriation benefits as agreed at the time of the original expatriation and/or in accordance with applicable legislation and internal policies on travel and relocation.

Accrued but untaken leave	Accrued but untaken annual leave and any long service leave will be paid out on termination, in accordance with the relevant country legislation and practice applicable to all employees.
Legal expenses	The company may pay reasonable legal and other professional fees (including outplacement support) to, or in respect of, an executive concerning the termination of their employment.
Settlement claims
Subject to the approval of the Committee, the company may pay such amount as it determines is reasonable to settle any claims that an executive may have in connection with the termination of their employment.

Restrictive covenants
While our employment agreements include appropriate restrictive covenants as a matter of practice, the Policy provides additional flexibility to make payments in respect of expanding or enhancing existing covenants to protect Rio Tinto and its shareholders. The amount of such payment will be determined by the Committee based on the content and duration of the covenant.

Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	125
Chair and Non-Executive Directors’ remuneration
The table below summarises how the fees are set and our Policy for the Chair and Non-Executive Directors:

Area	Chair	Non-Executive Directors
Setting of fees	The Committee (excluding the Chair, if they are a member) determines the terms of service and remuneration of the Chair.	The Non-Executive Directors’ fees and other terms are set by the Board upon the recommendation of the Chair’s Committee (which includes the Chair, Chief Executive and Chief Financial Officer).
Fees
It is Rio Tinto’s policy that the Chair should be
remunerated on a competitive basis and at a level
that reflects the complexity of the business and their
contribution to the Group, as assessed by
the Board.
The Chair receives a fixed annual fee and does not
receive any additional fee or allowance either for
committee membership or being a committee chair,
or for travel. The Chair does not participate in the
Group’s incentive plans.

Non-Executive Directors receive a base fee with additional fees paid for further Board responsibilities such as committee
membership, being a committee chair or taking on the senior
independent director role. Allowances may be paid for attending meetings that involve medium or long-distance air travel.
They do not participate in any of the Group’s incentive plans.
Fees paid to Non-Executive Directors reflect their respective duties and responsibilities, and the time required for them to make a meaningful and effective contribution to Rio Tinto affairs.

Pension and superannuation	Rio Tinto does not pay retirement or post- employment benefits to the Chair.
Where the payment of statutory minimum superannuation
contributions for Australian Non-Executive Directors is required by
Australian superannuation law, these contributions are deducted from the director’s overall fee entitlements.

Benefits
The Chair may on occasion receive reimbursement
for costs incurred in relation to the provision of
professional advice.
Other benefits include accident insurance (note this
is neither contractual nor a taxable benefit), other
minor benefits (including modest retirement gifts in
applicable circumstances), occasional spouse travel
in support of the business, any Rio Tinto business-
related expenses that are deemed to be taxable
and any tax the company has paid on their behalf.

Non-Executive Directors may on occasion receive reimbursement for costs incurred in relation to the provision of professional advice.
Other benefits provided include accident insurance (note this is neither contractual nor a taxable benefit), other minor benefits
(including modest retirement gifts in applicable circumstances), occasional spouse travel in support of the business and any Rio
Tinto business-related expenses that are deemed to be taxable and any tax the company has paid on their behalf.

Appointment
The appointment of Non-Executive Directors (including the Chair) is handled through the Nominations Committee and Board processes. The
Chair’s letter of appointment from the company stipulates their duties as
Chair of the Group and appointment may be terminated without liability on the part of Rio Tinto in accordance with the Group’s constitutional documents dealing with retirement, disqualification from office or other vacation from office. Otherwise, their appointment may be terminated by giving 12 months’ notice. Accrued fees will be paid up to the termination date with the exception of dismissal for cause. The Committee has the discretion to make a payment in lieu of notice if the Chair is not required to serve their full 12 months’ notice. Should the Chair’s appointment be terminated by reason of their removal as a director pursuant to a resolution of shareholders at the AGM, the company shall be liable to pay any fees accrued up to the date of any such removal.
The Non-Executive Directors’ letters of appointment from the company stipulate their duties and responsibilities as directors. Each Non-
Executive Director is appointed subject to their election and annual re-
election by shareholders. Non-Executive Directors’ appointments may be terminated by either party giving three months’ notice. There are no provisions for compensation payable on termination of their
appointment. The letters of appointment are available for inspection at
Rio Tinto plc’s registered office and at the AGM.
The current fee levels are set out in the Implementation report.
As provided for in the Rio Tinto plc Articles of Association and Rio Tinto
Limited Constitution, the current maximum aggregate fees payable annually to the Non-Executive Directors (including the Chair) for serving on the Board and any committees is £3 million. This current maximum aggregate amount of £3 million per annum was approved by
shareholders at the 2009 AGMs and it has remained unchanged during the past 15 years, during which time the size of the Board has also increased. An ordinary resolution will be proposed at the 2024 AGMs seeking shareholder approval to increase the maximum aggregate amount to £4 million per annum with effect from 1 March 2024. In the event the resolution is not approved by the shareholders at the 2024
AGMs, the current maximum aggregate amount of £3 million per annum will continue to apply.
Remuneration report continued

126	Annual Report on Form 20-F 2023 | riotinto.com

UK

OIWED

Base salary

+

Benefits

+

Pension

The value of the pension contribution

and payment in lieu of pension paid during the year

Variable

STIP – cash element

+

STIP – deferred share element

+

LTIP

Valued at point of vesting

Australia

Short-term

Base salary

+

STIP – cash element

+

Cash benefits

+

Non-monetary benefits

Long-term

STIP – deferred share element

Based on the amortised IFRS fair value of deferred shares at the time of grant

+

LTIP

Based on the amortised IFRS fair value of the award at time of grant

+

Pension and superannuation Accounting basis

=

Total remuneration

Implementation report
This Implementation report is presented to shareholders
for approval at our AGMs. It outlines how our Policy was
implemented in 2023 and the intended operation in 2024.
About our reporting
As our shares are listed on both the Australian
Securities Exchange and London Stock
Exchange, the information provided within our
Remuneration report must comply with the
reporting requirements of both countries.
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
The Australian legislation requires disclosures
in respect of “key management
personnel” (KMP), being those persons having
authority and responsibility for planning,
directing and controlling the activities of the
Group. Accordingly, our KMP comprise the
Board, all product group Chief Executives and
the Chief Commercial Officer.
Throughout this Remuneration report, KMP
are collectively referred to as “executives”.
They are listed on page 137, with details of the
positions held during the year and dates of
appointment to those roles.
The single total figure of remuneration table on
page 129 shows remuneration for our
Executive Directors, gross of tax and in the
relevant currency of award or payment.
In table 1a on page 141, we report information
regarding executives in accordance with
Australian statutory disclosure requirements.
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
In table 1b on page 142, we report the
remuneration of the Chair and the Non-
Executive Directors.
Shareholder voting
As required under UK legislation, the new
Policy will be subject to a binding vote at our
2024 AGMs. The Implementation report,
together with the annual statement by the
People & Remuneration Committee Chair, is
subject to an advisory vote each year as
required by UK legislation. Under Australian
legislation, the Remuneration report as a
whole is subject to an advisory vote. All
remuneration-related resolutions will be voted
on at the AGMs as Joint Decision Matters by
Rio Tinto plc and Rio Tinto Limited
shareholders. An additional resolution is being
put forward at the AGMs to increase the
annual maximum aggregate fees payable to
Non-Executive Directors from £3 million to
£4 million.
The differing approaches explained
As well as the difference in methodology for
measuring remuneration, there are also key
differences in how remuneration is reported in
the UK and Australia.
UK
–For reporting purposes, remuneration is
divided into fixed and variable elements.
–We report remuneration in the currency it is
paid; for example, where a UK executive is
paid in pounds sterling, remuneration is
reported in pounds sterling.
Australia
–For reporting purposes, remuneration is
divided into short- and long-term elements.
–All remuneration is reported in US dollars,
so using the previous example, the UK
executives’ remuneration would be
converted to US dollars using the average
exchange rate for the financial year (except
STIP, which is converted at the year-end
exchange rate).
The table below summarises the elements of
each component of remuneration, as well as
the significant differences in the approaches to
measurement.
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	127
People & Remuneration
Committee
Responsibilities
The Committee’s responsibilities are
set out in our Terms of Reference, which
is reviewed annually, and published at
riotinto.com/corporategovernance.
Our responsibilities include:
People
–Reviewing strategic workforce planning
including talent, succession and
development planning within the Group.
–Developing leaders’ skills.
–Overseeing and implementing the Board’s
workforce engagement plan and
implementation.
Culture
–Developing strategies to implement the
Group’s values and to progress
implementation of the Everyday Respect
Report recommendations and the
monitoring of broader cultural change.
–Developing strategies, initiatives and
performance measures around
organisational culture and desired
behaviours.
–Assessing the effectiveness of diversity and
inclusion policies.
Remuneration
–Determining the Group’s remuneration
strategy, policy and framework.
–Determining the remuneration of the Chair,
Executive Directors and other members of
the Executive Committee.
–Determining the mix and operation of the
Group’s STIP and LTIP, ensuring alignment
with the company’s strategic objectives.
–Overseeing the operation of the Group’s
STIP and LTIP for executives, including
approving awards, setting performance
criteria, and determining any vesting, and
where necessary applying the consequence
management framework to current and
prior awards.
–Determining contractual notice periods and
termination commitments, and setting
retention and termination arrangements
for executives.
–Overseeing awards under the Group’s
all-employee share plans.
–Responsible for the Annual Remuneration
report, shareholder engagement on the
Remuneration Policy including its
implementation, and other related matters
including gender pay.
–Reviewing workforce remuneration and
related policies and the alignment of
incentives and rewards with culture, taking
these into account when setting the Policy
for Executive Director remuneration.
–Engaging independent external
remuneration advisers.
We consider the level of pay and conditions
for all employees across the Group when
determining executive remuneration.
Committee membership
The members of the Committee during the
year and to the date of this report were:

Sam Laidlaw (Committee Chair)	Dominic Barton
Megan Clark (to 15 December 2023)	Dean Dalla Valle (from 1 November 2023)
Susan Lloyd-Hurwitz (from 1 June 2023)	Simon McKeon
Jennifer Nason	Ngaire Woods
How we work
The Group Company Secretary (or their
delegate) attends meetings as secretary to the
Committee. The Chief Executive, Chief People
Officer, Head of Reward and Head of Talent
attend appropriate parts of the meetings at the
invitation of the Committee Chair. No
individual is in attendance during discussions
about their own remuneration.
Independent advisers
The Committee has a protocol for engaging
and working with remuneration consultants to
ensure that “remuneration
recommendations” (being advice relating to
the elements of remuneration for KMP, as
defined under the Australian Corporations Act
2001) are made free from undue influence by
KMP to whom they may relate. We monitored
compliance with these requirements
throughout 2023. Deloitte, the appointed
advisers to the Committee, gave declarations
to the effect that any remuneration
recommendations were made free from undue
influence by KMP to whom they related, and
the Board has received assurance from the
Committee and is satisfied that this was
the case.
Deloitte are members of the Remuneration
Consultants’ Group, and voluntarily operate
under its Code of Conduct (the Code) in
relation to executive remuneration consulting
in the UK. The Code is based upon principles
of transparency, integrity, objectivity,
competence, due care and confidentiality.
Deloitte has confirmed that they adhered to
the Code throughout 2023 for all remuneration
services provided to Rio Tinto. The Code is
available online at
remunerationconsultantsgroup.com.
The Committee is satisfied that the Deloitte
team is independent. During 2023, Deloitte’s
services also included attending Committee
meetings, providing support on the 2024
Remuneration Policy and giving advice in
relation to management proposals and
shareholder consultations.
Deloitte was paid $504,507 (2022: $545,620)
for these services. Fees were charged on the
basis of time and expenses incurred.
We received other services and publications
relating to remuneration data from a range of
sources. During the year, Deloitte also
provided internal audit, tax compliance and
other non-audit advisory services. These
services were provided under separate
engagement terms and the Committee is
satisfied that there were no conflicts
of interest.
How the Committee spent its time
in 2023
During 2023, the Committee met six times.
We fulfilled our responsibilities as set out in
our terms of reference including the expanded
scope on the broader People agenda.
Our work in 2023 included:
–Reviewing culture maturity metrics.
–Reviewing people development and
talent management.
–Determining any base salary adjustments
and LTIP grants for executives.
–Determining the targets for the 2023 STIP.
–Reviewing performance of the accountable
executives for Global Industry Standard on
Tailings Management (GISTM)
implementation.
–Reviewing performance against the 2022
STIP and 2018 PSA targets, including
assessing applicable adjustments.
–Considering shareholder feedback on the
remuneration-related resolutions for the
2023 AGMs.
–Transitioning from EMIX Global Mining
Index to the S&P Global Mining Index as a
relative performance comparator group
for PSA.
–Considering, reviewing and refining the
alternate structures for the new Policy.
–Consulting with shareholders and proxy
advisers on our new Policy proposals.
–Setting terms of appointment of Jérôme
Pécresse, Chief Executive, Aluminium.
–Terminating the employment of Ivan Vella,
Chief Executive, Aluminium.
–Further refining the consequence
management framework.
–Reviewing executives’ progress towards the
Group’s share ownership requirements.
–Reviewing the strategy and annual reports
on the Group’s global benefit plans.
Performance review process
for executives
We conduct annual performance reviews for
all executives. Our key objectives for the
performance review process are to:
–Improve organisational effectiveness by
creating alignment between the executive’s
objectives, Rio Tinto’s strategy, the
individual’s leadership behaviours and
the company’s values.
–Provide a consistent, transparent and
balanced approach to measure, recognise
and reward executive performance.
The Chief Executive conducts the review for
members of the Executive Committee and
recommends the performance outcomes to
the Committee. The Chief Executive’s
performance is assessed by the Chair of the
Board and it is discussed and considered with
the Committee and the Board. Performance
reviews for all executives took place in 2023
and early 2024.
Remuneration report continued

128	Annual Report on Form 20-F 2023 | riotinto.com
Executive Directors
Single total figure of remuneration (£’000)

						Incentive - STIP payment		Value of LTIP awards vesting[1]
Executive Director	Year	Base salary	Benefits	Pension	Total fixed	Cash	Deferred shares	Face value	Share price appreciation	Total variable	Single total figure
Jakob Stausholm (Chief Executive)	2023	1,227	110	172	1,509	692	692	4,425	1,132	6,941	8,450
Jakob Stausholm (Chief Executive)	2022	1,177	130	165	1,472	575	576	1,360	1,027	3,538	5,010
Peter Cunningham (Chief Financial Officer)	2023	726	43	102	871	409	410	361	92	1,272	2,143
Peter Cunningham (Chief Financial Officer)	2022	700	39	98	837	320	320	333	251	1,224	2,061
1.Dividend equivalent shares are applied on the vesting of the LTIP awards, are valued at the grant price for the LTIP awards and included in the face-value figure. The impact of share price change for LTIP awards vesting is included under share price appreciation. The value of the 2022 LTIP awards vesting is restated to reflect the actual vested value.
The LTIP face value for 2023 is based on the number of PSA shares due to vest for the performance period ending 31 December 2023 (including notional dividends accrued throughout the vesting period), valued at the share price on the grant date. Any impact of share price movement over the vesting period is shown under the share price appreciation column. The increase in values for LTIP award vesting for the Chief Executive reflects a full year grant in 2019 compared to a pro-rated grant in 2018.
The 2023 face value and the share price appreciation figures shown above are estimates of both the number of shares that will ultimately vest and the share price on vesting. Once actual values are known these estimates will be restated in the following year. Refer to page 134 for further detail.
Fixed remuneration
Base salary
Consistent with prior practice, Executive Director base salary increases are in line with that awarded to the wider UK employee population.
The general salary increase for UK employees in 2024 will be 4%. Base salaries are reviewed with a 1 March effective date.

Executive Director	Annual base salary 1 March 2023 £'000	Annual base salary 1 March 2024 £'000	% change
Jakob Stausholm	1,235	1,285	4%
Peter Cunningham	732	761	4%
Benefits (2023)
Includes healthcare, allowance for professional tax compliance services, occasional spouse travel in support of the business which is deemed to be taxable to the individual, and non-performance based awards under the all-employee share plans.
Pension (2023)
Pension benefits can either be paid as contributions to Rio Tinto’s company pension fund and/or as a cash allowance.

Executive Director	Pension contributions paid to the Rio Tinto pension fund £'000	Cash in lieu of pension contributions paid £'000	Total £'000	Pension provision (% of base salary)
Jakob Stausholm	8.4	163.4	172	14%
Peter Cunningham	8.4	93.3	102	14%
Short-term incentive plan (2023)
2023 outcome
For an executive’s STIP outcome, the weighted STIP financial and strategic scorecard results are added to determine the total result.
The resulting STIP is delivered equally in cash and deferred shares.

Executive Director	Weighted result (out of 100%)			Fatality deduction (%)	STIP (% of base salary)	Base salary £’000	STIP outcome £’000	Delivered in:		Percentage of:
	Financial (50%)[1]	Strategic (50%)[2]	Group Scorecard result %					Cash £’000	Deferred shares £’000	Max awarded	Max forfeited	Target awarded
Jakob Stausholm	22.4%	33.6%	56%	—%	112%	1,235	1,384	692	692	56%	44%	112%
Peter Cunningham	22.4%	33.6%	56%	—%	112%	732	819	409	410	56%	44%	112%
1.The Financial scorecard includes flexed financials (underlying earnings and free cash flow), focusing on the achievement of financial plan commitments and unflexed financials (underlying earnings and free cash flow) aligned to market conditions for our commodities.
2.The Strategic scorecard includes Excel in development (exploration progression, studies progression and project execution metrics), impeccable ESG (safety and decarbonisation metrics), people and culture (gender diversity and Everyday respect metrics) and social licence (reputation metric).
Maximum STIP award is capped at 200% of base salary. Target performance represents of 50% of maximum and outstanding performance represents 100% of maximum.
Half of the STIP award will be paid in cash in March 2024, and the remainder will be delivered in deferred shares as a BDA, vesting in
December 2026. On cessation of employment, any unvested deferred shares will lapse unless the Committee decides the executive is an eligible leaver.
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	129
2023 short-term incentive plan measures

Performance categories	Weighting	Commentary
Financial	50%
For 2023, the financial measures were STIP underlying earnings and STIP free cash flow. The first, STIP underlying earnings, gives insight to cost management, production and performance efficiency. This is calculated as underlying earnings of $11.7 billion adjusted for items not reflective of performance in the year as described on page 131.  A reconciliation of underlying earnings to net earnings is provided on pages 290-291.
STIP free cash flow demonstrates how we convert underlying earnings to cash and provides further insight into how we are managing costs, efficiency and productivity. STIP free cash flow comprises free cash flow (as reported on page 293), adjusted to exclude dividends paid to holders of non-controlling interests in subsidiaries ($0.5 billion) and development capital expenditure, to include development capital expenditure on decarbonisation ($2.7 billion). This adjusted metric excludes the impact of those components of free cash flow that are not directly related to performance in the year and therefore better represents underlying business performance.

Strategic	50%
Impeccable ESG (20%) aims to promote safety in all its aspects and progress decarbonisation efforts as we work towards achieving our ambition to reduce Scope 1 and 2 emissions by 2030.
Safety measures a combination of our safety maturity model (SMM) and all injury frequency rate (AIFR). The safety outcome is underpinned by an assessment of conformance with the GISTM for “very high” and “extreme” classification tailings facilities.
Decarbonisation measures progress of carbon abatement projects against incremental stages of development.
People and culture (10%) aims to improve diversity, create an inclusive work environment in which people can thrive, accelerate our culture change, and reinforce our values. It encompasses gender diversity and Everyday Respect metrics. Gender diversity measures the year-on-year increase in representation of women in our organisation.
Everyday Respect reflects the completion rate of the “Building Everyday Respect” employee training program.
Excel in development (10%) aims to incentivise a growth mindset by focusing on exploring new opportunities, prospecting new sites, technology, and innovation. It measures performance in exploration, studies and project execution.
Exploration focuses on the opportunities coming out of the exploration pipeline and moving into formal studies.
Studies assesses the number of studies approved to progress to project execution phase.
Project delivery measures our execution progress in creating growth opportunities and closure projects across the Rio Tinto portfolio.
Social licence (10%) is included as an indicator of our ability to build trust and acceptance of Rio Tinto with our external community of stakeholders. The general public perception in key countries is reflected by a reputation score currently measured via a third-party survey provider, RepTrak.

Calculation of 2023 short-term incentive plan award
The following table summarise the calculation of the 2023 short-term incentive plan (STIP) award for the Executive Directors. Threshold payout is nil on financial measures and social licence and 25% of maximum for other strategic measures. Below threshold payout is nil on all other measures.
Group scorecard outcomes

		Weighting (out of 100%)	2023 performance[1]			Outcome	Result (% of maximum)	Weighted result (out of 100%)
			Threshold	Target	Outstanding
STIP Underlying earnings	Unflexed	12.5%	$6.4 billion	$9.1 billion	$11.9 billion	10.9	83.1%	10.4%
	Flexed	12.5%	$8.4 billion	$12.0 billion	$15.6 billion		34.7%	4.3%
STIP Free cash flow	Unflexed	12.5%	$7.5 billion	$10.7 billion	$14.0 billion	10.8	50.9%	6.4%
	Flexed	12.5%	$9.9 billion	$14.2 billion	$18.4 billion		10.4%	1.3%
Total Financials		50%					44.8%	22.4%
Impeccable ESG	AIFR[2]	3.3%	0.46	0.40	0.32	0.37	50%	1.7%
	SMM[3]	6.7%	4.6	5.1	6.1	5.2	55%	3.7%
	Decarbonisation[4]	10.0%	7Mt CO2e	10Mt CO2e	13Mt CO2e	12	83.5%	8.4%
People and culture	Everyday Respect	5.0%	30% of employees	40% of employees	50% of employees	83.5%	100%	5.0%
	Gender diversity	5.0%	1% improvement	1.5% improvement	2% improvement	1.4%	45%	2.3%
Excel in development	Exploration progression[5]	2.5%	1	2	3	3	100%	2.5%
	Project execution	5.0%	25%	50%	75%	50%	50%	2.5%
	Studies progression	2.5%	1 study	2 studies	3 studies	6	100%	2.5%
Social licence	Reputation	10.0%	55.9 or below	57.9 to 59.9 (inclusive)	60.9 or above	58.8	50%	5.0%
Total Strategic		50%					67.2%	33.6%
Total Group		100%						56%
1.No payout below threshold. Threshold payout is nil for financial measures and social licence and 25% of maximum for the other strategic measures. Payout for achieving target corresponds to
50% of maximum, going up in a straight line to outstanding, which represents 100% of maximum.
2.AIFR assesses the number of injuries per 200,000 hours worked by employees and contractors at managed operations. It includes medical treatment cases, restricted workday and lost-day injuries. AIFR improved from 0.40 in 2022 to 0.37 in 2023, surpassing the target. The AIFR component of the STIP result is however capped at target, which represents 50% of maximum, due to three permanent damage injuries (PDIs). The PDIs occurred at our Diavik Diamond Mine in Canada, in Guinea and at Kennecott Underground, Integrated Skarns Project respectively.
3.The Group SMM STIP result is the average of the SMM scores achieved by the individual assets included in the Safety Maturity program.
4.For Decarbonisation, the progress of carbon abatement projects against incremental stages of development is calculated as the expected 2030 carbon reduction, measured in tonnes of CO2e, contributed by each abatement project that passes a stage-gate during the calendar year. The scope is restricted to direct abatement initiatives under the global “6+1” decarbonisation program, including approved renewable energy, abatement and energy efficiency projects. Nature-based solution (NbS) offset projects are not in scope.
5.Six projects progressed from Projects of Merit (PoM) to Conceptual Study (CS) phase. Each project has been assigned a value of 0.5 points for the PoM to CS transition, resulting in a weighted outcome of 3.
Remuneration report continued

130	Annual Report on Form 20-F 2023 | riotinto.com
Commentary on financial measures
Unflexed performance for our financial
performance is above target at 67%.
Above-plan commodity prices have continued
to provide us with an uplift in financial
performance: the iron ore realised price of
$100 per wet metric tonne (wmt) being 11%
higher than plan; the copper price 4% higher
than plan.
Flexed performance to remove the impact of
commodity prices and foreign exchange rates
gives us an indication of underlying business
performance. Key drivers of flexed
performance are reflected in lower than
planned production volumes as a result of the
overland conveyor belt failure and extended
smelter shut down at Kennecott, the two
furnaces that remain offline following the two
process safety incidents at Rio Tinto Iron and
Titanium Quebec Operations (RTIT) in June
and July, and the disruptions caused from the
forest fires at Iron Ore Company of Canada
(IOC) in June.
Our earnings performance benefited from
a number of one-off events and non-cash
impacts. Conversely, our cash flow performance
was impacted by a build in working capital in
2023 of $0.9 billion which was not in the plan.
This mainly related to a build in inventory at
Kennecott following the extended smelter
rebuild and higher working capital at RTIT,
reflective of weaker market conditions.
Based on these factors, the flexed component
is below target for earnings (at 34.7%) and
cash flow (at 10.4%).
In line with our standard STIP principles, two
downward adjustments were approved by the
Committee to ensure the outcome was a fair
reflection of underlying performance. These
related to benefits to underlying earnings that
were not reflective of performance during the
year. The two adjustments were in connection
with the Group's share of net interest on
shareholder loans following the acquisition of
the minority interest in Turquoise Hill
Resources in 2022 and the update of the
Group's discount rate and inflation
assumptions applied to closure and other
provisions, along with a resulting lower
amortisation charge in the period.
Outcome for financials (unflexed and flexed):
below target (at 44.8%)
Commentary on Strategic measures
Impeccable ESG
Safety is our number one priority, and while we
had zero fatalities at our managed operations
in 2023, tragically four colleagues died in a
plane crash while travelling to our Diavik mine
in January 2024. These fatalities will be
considered further when reviewing 2024
performance. In 2023, we improved our all-
injury frequency rate (AIFR) performance from
0.4 to 0.37, exceeding the annual target of 0.4.
Regrettably, we had three permanent damage
injuries (PDIs) in Canada at Diavik, in Guinea
and in the US at Kennecott. Acknowledging
the PDIs, the result for the AIFR component
has been capped at target.
As part of our continual improvement, we have
also seen an uplift of 0.6 in our safety maturity
model (SMM) assessments score, against a
target improvement of 0.5, resulting in a SMM
global score of 5.2. We have also
exceeded the target for our GISTM
implementation plans for “extreme” and “very
high” consequence tailings facilities in 2023.
We have had no incidents with off-lease
tailings releases at any of our facilities.
Decarbonisation measures the progress
of carbon abatement projects against
incremental stages of development. Climate
change and the low-carbon transition is at the
heart of our strategy. We have set ambitious
commitments to reduce carbon emissions
(CO2e) from our business by 50% relative to
2018 levels in 2030 and achieve net zero
Scope 1 and 2 emissions by 2050.
The carbon abatement target set for 2023 was
10Mt of CO2e. A total of 29 projects
progressed through a development stage
during the year, leading to an above target
performance of 12Mt CO2e abatement
expected by 2030.
Outcome for Impeccable ESG: Above target
Excel in development
Excel in development encompasses goals
focusing on exploration progression, studies
progression and project execution.
Exploration progression develops a dynamic
portfolio of projects that are rigorously
prioritised and rapidly tested. Exploration
progression focuses on the opportunities
coming out of the exploration pipeline and
moving into formal studies, including
Conceptual Studies completed with a decision
to hold, divest or advance to Order of
Magnitude (OoM), studies advancing from
Projects of Merit (PoM) to Conceptual Study
(CS) phase, and studies advancing from
Target Testing (TT) to PoM.
Six projects in the exploration portfolio pipeline
advanced from PoM to CS phase in 2023,
across a large variety of ore deposits. Each
project has been assigned a value of 0.5
points for the PoM to CS transition, resulting in
an outstanding weighted score of three.
Studies progression of six studies, significantly
exceeding the target of two, obtained approval
from the Investment Committee (IC) to
progress from feasibility study to execution
project, including North Rim Skarns Stage 1 at
Kennecott Copper, AP60 smelter expansion at
Aluminium, West Angelas Deposit A-West,
Parker Point Stockyard Sustaining, Hope
Downs 1 Sustaining and Coastal Water
Supply Sustaining at Iron Ore. We have also
made significant progress towards the full
approval of the Simandou project in Guinea.
This is the highest number of studies to
progress to execution in a single year since
2012. This outstanding result provides
diversified growth opportunities across
commodities of Copper, Aluminium and
Iron Ore.
Projects execution refers to the percentage of
in flight and completed projects on track
against the IC plan. Throughout 2023, we
made strong progress on a range of projects.
Four out of eight projects finished the year
within three months of the approved IC
schedule, achieving the “on track” project
target of 50%, including Integrated Skarns
Underground Characterisation, Western
Range, Oyu Tolgoi underground and the Gove
Refinery Closure projects. At the Oyu Tolgoi
copper mine, the construction of the
conveyor to surface works is approaching
90%, with critical path maintained and the
mine schedule optimisation work completed.
Both shafts 3 and 4 are expected to be
commissioned in the second half of 2024.
At Western Range, we made progress on bulk
earthworks and on the primary crusher pad
construction, and the 5-month Coarse Ore
Stockpile shutdown is underway.
Outcome for Excel in development:
Above target
People and culture
Our People and culture scorecard focuses on
building everyday respect and improving
gender diversity.
Building everyday respect progressed in 2023,
with deployment of the Everyday Respect
training program (Building Everyday Respect
through care, courage and curiosity) across
our organisation. The goal of the program is to
set the foundational elements of psychological
safety at a Group level and to emphasise the
role everyone plays in creating a
psychologically safe, respectful, and inclusive
work environment. Over 34,000 of our in-
scope employees completed the program
either through a self-paced module or face-to-
face sessions. Our training completion rate
target has been significantly exceeded,
reaching 83.5%.
Gender diversity in 2023 was focused on both
increasing the number of women and
changing the culture to become more
inclusive, the representation of women across
our business remains a challenge. It will
continue to be an area of high focus in 2024.
The year-on-year average global increase was
1.4 percentage points, landing below our 1.5
percentage points target. The increase is
distributed across all levels of the organisation
with women representation amongst senior
leaders increasing year on year from 28.3% to
30.1%, and representation in operations and
general support functions increasing by 1.5
percentage points, from 16.2% to 17.7%.
Outcome for People and culture: Above target
Social licence
Reputation as the social licence metric
focuses on building trust and acceptance of
Rio Tinto with our community of external
stakeholders. The general public perception in
key countries is reflected by a reputation score
measured by RepTrak. The 2023 result was
58.8, within the target range of 57.9 to 59.9.
This score is a weighted, global aggregate
made up of results from Australia, Canada,
Mongolia, New Zealand, South Africa, United
Kingdom, and the US.
Outcome for Social licence: At target
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	131
Commentary on Individual
performance
Jakob Stausholm
Individual multiplier outcome: Not applied

Strategic objectives	Assessment
Impeccable ESG
–Substantial efforts to progress our decarbonisation commitments, with two sites transitioning to renewable diesel (Boron complete and
Kennecott to commence in early 2024), with continued focus on progressing new technologies including BlueSmelting at Sorel-Tracy, Nuton and
BioIronTM. Key to achieving our 2030 decarbonisation target is the repowering of our Gladstone operations and, with substantial effort made in
2023, this has resulted in driving the development of the largest solar farm in Australia, announced in early 2024.
–Publishing of our Water Data platform, delivering market-leading transparency and disclosure at the asset level. Water discharges are monitored at the vast majority of our operations, with a number of sites already undertaking significant water monitoring programs as part of regulatory processes.
–Progress on safety marred by three permanent damage injuries.

Excel in development
–Significant progress of the Simandou project, to unlock the largest known undeveloped, high-grade iron ore resource globally.
–Successful completion of the Matalco recycling joint venture, strengthening the ability for our North American business to meet the growing demand for low-carbon materials.
–Commenced early works on the $1.1 billion expansion of our AP60 smelter in Quebec.
–Strengthened the future of our Pilbara iron ore portfolio with Western Range construction on schedule, Rhodes Ridge moving to pre-
feasibility phase and productivity improvements at Gudai Darri resulting in an expected uplift in capacity. These steps are pivotal to us meeting our mid-term capacity target of 345–360 million tonnes.
–Development of lithium business behind plan.

People and culture
–Strong leadership continues to develop and is focussed on culture. Employee satisfaction (eSat) and recommend scores exceeded 2022 levels.
–Implementation of the 26 recommendations from the Everyday Respect report remain on track, and, in line with these recommendations, we are completing an independent progress review in 2024.
–Establishment of the global leadership collective for our most senior employees to further drive cultural change.
–Improvement in representation of women at all levels of the organisation, but further work required on gender diversity across the workforce.

Social licence
–The Pilbara renewables MoU was signed with Yindjibarndi Energy, an important step to mark a change from the past in our engagement with Traditional Owners. Co-management of replacement mines in the Pilbara remains a key focus for the Group.
–Iron Ore Company of Canada signed an agreement to establish a mutually beneficial relationship with the Naskapi Nation of
Kawawachikamach.
–Relationships with government and civil society continue to improve and deepen. Regular roundtables with global civil society organisation
(CSO) in each of our key regions continue to improve transparency and trust and our understanding of society’s needs.

Best operator
–The Group’s total copper equivalent production increased by over 3% from 2022 despite extended shutdown at Kennecott.
–Delivered the second highest year of shipments from the Pilbara, driven by the ramp up of Gudai-Darri and the implementation of the Rio
Tinto Safe Production System.
–Achieved first sustainable production at our Oyu Tolgoi underground mine in March 2023, with strong performance throughout the year as the underground mine continues through a ramp up phase.
–Completed the largest rebuild of the smelter and refinery in Kennecott’s history, demonstrating continued investment in our existing assets to enhance resilience.
–Exceeded the deployment targets set for the Safe Production System, driving forward operational improvements across the Group.
–Production volumes impacted by equipment reliability and furnace shutdowns.

Peter Cunningham
Individual multiplier outcome: Not applied

Strategic objectives	Assessment
Impeccable ESG
–Strengthened investment approach to carbon abatement. This led to a significant increase in the number of projects that we were able to progress.
–Supported the simplification of decarbonisation investment pathways resulting in greater use of commercial solutions and partnerships, easing capital expenditure requirements this decade.
–Supported investments in renewable energy (Australia, South Africa), renewables diesel (Kennecott, Boron), research and development investment in hard to abate processing emissions, as well as nature-based solutions partnerships generating high quality carbon credits to complement our decarbonisation efforts.

Excel in development
–Key contributor to the formation of the Matalco recycling joint venture through leadership of the Business Development, Treasury and
Evaluation teams.
–Played a critical role in the execution of strategy and shaping the portfolio, including progressing the high-grade iron ore Simandou project and studies for Pilbara replacement mines, investing in AP60 expansion, partnering to develop the La Granja copper mine, and progressing Kennecott underground.
–Maintained financial strength with consistent capital allocation, balancing essential capital expenditure with shareholder returns and growth.

People and culture
–The performance management framework was improved during the year, with more comprehensive and integrated reporting but further work needed to fully embed across the organisation.
–Has been a strong advocate for simplification and standardisation, as well as removing complexity through rule changes, technology and innovation, system interventions and in-sourcing of some key activities.
–Has promoted an owner’s mindset, with comprehensive communications throughout the year, focused on the performance of our STIP scorecard.

Social licence
–Further developed a comprehensive capital allocation processes to promote investment decisions and further build partnerships and capabilities.
–Supported investment for creating growth options and social licence through targeted exploration and evaluation, communities and social performance (CSP) and social investment, decarbonisation, and research and development.

Best operator
–Led the simplification and continuous improvement with a strong focus on the transformation of business productivity through increased use of digital.
–Continued to streamline the investment approval process to dedicate time to the most complex decisions.
–Supported investments that improved asset discipline and performance management, resulting in 3% copper equivalent production growth at the Group level.

Remuneration report continued

132	Annual Report on Form 20-F 2023 | riotinto.com
2024 short-term incentive plan
This section outlines the operation of the 2024 short-term incentive plan (STIP).
2024 short-term incentive plan measures and weightings

Financial scorecard dimension	Weighting	What does it measure?	Commentary
Underlying EBITDA – Unflexed	12.5%	Underlying EBITDA is a segmental performance measure and represents profit before tax, net finance items, depreciation and amortisation.
Underlying EBITDA is the prominent financial measure of
underlying business performance on an income statement
basis. The core objectives of robust operational
performance and careful cost management are well
reflected in Underlying EBITDA.
The EBITDA target for STIP purposes equates to the
EBITDA of the Group’s annual plan.

Underlying EBITDA – Flexed	12.5%	Underlying EBITDA, adjusted for the impact of commodity prices and foreign exchange rates.
Removing the impact of commodity prices and foreign
exchange rates gives us a stronger indication of the EBITDA
outcome of our underlying business performance, aligned to
the core objective of Best Operator.

STIP free cash flow – Unflexed	12.5%	STIP free cash flow comprises free cash flow adjusted to exclude dividends paid to holders of non-controlling interests in subsidiaries and development capital expenditure.
STIP free cash flow demonstrates how we convert
underlying EBITDA to cash and provides further insight
into how we are managing efficiency and productivity,
including working capital and sustaining capital.
The STIP free cash flow target for STIP purposes equates
to the same measure of the Group’s annual plan.

STIP free cash flow – Flexed	12.5%	STIP free cash flow, adjusted for the impact of commodity prices and foreign exchange rates.
Removing the impact of commodity prices and foreign
exchange rates gives us a stronger indication of the free cash flow outcome of our underlying business performance,
aligned to the core objective of Best Operator.

Total weighting	50%

Strategic scorecard dimension	Weighting	What does it measure?	Commentary
Impeccable ESG
Decarbonisation	10%	Progress of moving carbon abatement projects through the various stages of development all the way to execution to meet our decarbonisation ambition.	Provides focus on progressing at pace and optimising resources deployment of decarbonisation projects.
Safety index	10%	AIFR as a lag indicator and SMM at our assets as a lead indicator, which includes maturity of safety leadership, including psychological safety. Conformance to GISTM is set as an underpin.	Safety is at the heart of everything we do. The safety index provides focus on the importance of continuing to embed and strengthen our safety culture.
People and culture
Diversity	5%	Improving representation of women at Rio Tinto.	The ongoing focus on improving gender representation is an important contributor to advancing our culture change agenda.
Culture	5%	Measuring progress in our culture change journey.	Using trends in responses and scores to our engagement surveys to demonstrate to what extent our culture is changing.
Excel in development
Exploration, studies and project execution	10%	Performance in exploration, studies and project delivery.
Exploration, studies and project execution identifies
opportunities for growth and enhancing orebody reserves
across our portfolio while keeping focus on the importance
of executing to time and budget.

Social licence
Reputation	10%
Indicators of progress made in building acceptance and
trust with our community of external stakeholders,
including but not only communities, governments,
customers, suppliers, and civil society. General public
perception in key countries is measured by a reputation
score.
			Assesses trust and acceptance of us by a broad community of stakeholders. We are developing further tools to assess social licence beyond 2024.
Total weighting	50%
A fatality deduction of 10% will be applied to the overall scorecard outcome in the event of work-related fatalities. This 10% deduction combined with the 10% weighting of the safety index maintains the prominence of safety in the STIP structure.
The specific targets for the 2024 STIP are considered by the Board to be commercially sensitive. These will be disclosed alongside the outturn retrospectively in the 2024 Implementation report.
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	133
Long-term incentive plan
PSAs granted in 2019 were based on two performance conditions, both measured over a five-year performance period:
–TSR relative to the EMIX Global Mining Index – 50%
–TSR relative to the MSCI World Index – 50%
The TSR performance condition against the MSCI World Index has been met in full. The performance outcome against the EMIX Global
Mining Index was 88.2% resulting in an overall vesting of 94.1%.
The value of the shares vesting included in the single total figure of remuneration table for 2023 is an estimate, as the actual value can only be determined once the share price and final application of dividend equivalents on vesting are known.
The disclosed value is based on:
–The approved TSR outcome relative to the EMIX Global Mining Index
(transitioned to S&P Global Mining Index from 1 August 2023
following the decommissioning of the EMIX on 31 July 2023) and
MSCI World Index (with associated dividend equivalent shares)
–The average share prices for Rio Tinto plc and Rio Tinto Limited over the last quarter of the five-year performance period (Q4 2023).
The actual value associated with the 2019 PSA vesting will be disclosed in the 2024 Remuneration report.
Calculation of 2019 PSA vesting
Our independent remuneration consultants, Deloitte, calculated performance against the TSR measures. The dual TSR measures recognise that the company competes in the global market for investors as well as within the mining sector, and rewards executives for returns over the long-
term that outperform both the broader market and the mining sector.

Index	Threshold (22.5% of maximum)	Maximum (100% of maximum)	Actual TSR outperformance	Weighting	Vesting outcome
S&P Global Mining Index[1]	Equal to Index	Index + 6% p.a.	Index + 5.1% p.a.	50%	88.2%
MSCI World Index	Equal to Index	Index + 6% p.a.	Index + 8.6% p.a.	50%	100%
1.The EMIX Global Mining Index was decommissioned on 31 July 2023 and therefore it was necessary to identify a replacement index for the remainder of the performance period. The Committee considered a range of alternative indices and determined that S&P’s replacement index (the S&P Global Mining Index) was the most suitable, given the overlap in constituents and close correlation in performance. TSR performance was calculated by our independent remuneration consultants tracking the EMIX Global Mining Index to 31 July 2023 and the S&P Global Mining
Index thereafter. This methodology will apply to all outstanding PSA.

Executive Director	Year included in single figure	Award	Overall vesting %	Dividend equivalents	Dividend equivalents (% of shares vesting)	Shares (including dividend equivalents)	Share price	PSA outcome (£’000)[1]
Jakob Stausholm	2023	2019 PSA	94.1%	28,796	38%	103,708	£53.59	£5,558
Peter Cunningham	2023	2019 PSA	94.1%	2,347	38%	8,453	£53.59	£453
1.The PSA outcome is an estimate based on the average share price over the last quarter of 2023.
For reference, the 2018 PSA vested in full on 23 February 2023 with Rio Tinto plc and Rio Tinto Limited share prices of £59.83 and A$125.51 respectively (closing share price on the day prior to vesting). Dividend equivalents were equal to 33.5% for Jakob Stausholm and 35.1% for Peter
Cunningham of the vested awards.
Long-term incentive plan awards granted in 2023
These awards are subject to TSR performance relative to the S&P Global Mining Index and MSCI World Index (equal weighting). Targets for threshold and maximum performance are unchanged from prior years.

Executive Director	Type of award	Grant date	Face value of award (% of base salary)	Face value of award (£’000)	% of vesting at threshold performance	Grant price[1]	Conditional shares awarded	End of the period over which the performance conditions have to be fulfilled	Vesting month
Jakob Stausholm	PSA	22 March 2023	400%	4,942	22.5%	£53.07	93,114	31 December 2027	February 2028
Peter Cunningham	PSA	22 March 2023	400%	2,926	22.5%	£53.07	55,134	31 December 2027	February 2028
1.In line with the Policy, the grant price for PSA is determined by reference to the average share price for the calendar year prior to year of grant. The grant price of £53.07 represents the Rio Tinto plc average share price for 2022.
Long-term incentive plan due to be granted in 2024

Executive Director	Type of award	Face value of award (% of base salary)	Face value of award (£’000)	% of vesting at threshold performance	Grant price[1]	Conditional shares to be awarded	End of the period over which the performance conditions have to be fulfilled	End of holding period
Jakob Stausholm	PSA	500%	6,424	22.5%	£53.43	120,232	31 December 2026	February 2029
Peter Cunningham	PSA	500%	3,804	22.5%	£53.43	71,195	31 December 2026	February 2029
1.In line with Policy, the grant price for PSA is determined by reference to the average share price for the calendar year prior to year of grant. The grant price of £53.43 represents the Rio Tinto plc average share price for 2023.
Performance measures
The Committee intends to grant 2024 PSAs with performance metrics, weightings and targets in line with the approach set out in the new Policy.
80% of the award will be based on relative TSR measured on a weighted ranked basis against a sector and a broader market index. For the 2024 award, the weighting has been re-balanced so that two-thirds of the TSR element will be measured relative to sector peers and the remaining one-
third measured against a broader market reference point. The remaining 20% of the award will be based on strategic measures linked to decarbonisation.

Performance measures	Threshold (22.5% of maximum)	Maximum (100% of maximum)	Weighting
Relative TSR vs S&P Global Mining Index	Median	Upper Quartile	53.3%
Relative TSR vs MSCI World Index	Median	Upper Quartile	26.7%
Decarbonisation scorecard	see below	see below	20%
Remuneration report continued

134	Annual Report on Form 20-F 2023 | riotinto.com
Decarbonisation
Given the scale and complexity of our emissions portfolio and our decarbonisation ambitions as well as the multi-year timeframe for this transition, performance and progress will be assessed using a balanced scorecard. The decarbonisation scorecard includes a combination of  metrics that address opportunities and risks from the energy transition to incentivise long-term competitive advantage. The balanced scorecard includes the following four equally weighted elements assessed over the three-year performance period:

Objective	Details
Residual emissions
–This provides a measure of actual reduction in Scope 1 and 2 emissions with targets set taking into account the Group’s stated ambition of a 50% reduction by 2030 (relative to our 2018 baseline). Achieving the maximum outcome would be consistent with the linear trajectory required to achieve the 2030 ambition.
–The Committee will take into account the relative contribution of nature-based offsets directly associated with Rio Tinto landholdings or those of its joint ventures when assessing performance. The contribution will be capped at 10% and for any outcome above target the contribution from offsets will be ignored.

Project delivery
–The successful delivery of abatement projects will be fundamental to achieving our stretching decarbonisation objectives.
–Working with the Decarbonisation Office the Committee have identified a number of priority decarbonisation projects for which investment approval has been granted, or is expected to be granted in 2024. Examples of projects to be included for 2024 - 2026 performance period are the commissioning of a BioIronTM continuous pilot plant and an electric boiler at IOC, both of which have been noted at previous investor seminars and are further defined in our 2023 Climate Change Report. The projects included will be planned for execution within the performance period and will typically have a duration of 1-3 years. These will be physical projects, potentially including renewable energy project delivery, alumina process heat reductions, minerals processing solutions or projects that support our partners with Scope 3 emissions reductions. Commercial solutions such as power purchase agreements or procuring biofuels would not be considered in this metric.
–At the end of the three-year performance period, there will be a qualitative assessment of project delivery measuring conformance to plan for both spend and schedule. Using a pre-determined framework, each project will be assigned a score out of ten and vesting will be determined based on the average score of the projects.

Technology development
–Progressing towards net zero will require technology advancement and research and development breakthroughs that convert into implemented projects.
–This metric assesses Group spend committed to research and development and the successful implementation of projects that have a meaningful impact on the abatement of emissions (including spend associated with reducing Scope 3 emissions).

Transition strategy
–This measure will align decarbonisation activity with our value creation strategy, specifically in building new capabilities or commitments towards new growth assets.
–Three transition strategy outcomes have been identified that are significant to Group value, namely, Pacific Operations (PacOps)
decarbonisation, ELYSISTM implementation, and aluminium and copper recycling. Working with the Chief Scientist, each project has been assigned a bespoke scorecard that enables a qualitative assessment of progress and performance.
–At the end of the three-year performance period, each transition strategy will be assigned a score out of ten using a predetermined framework and vesting will be determined based on the average score of the transition objectives.

While the Committee have spent considerable time ensuring that the targets are robust, challenging and in line with our strategy, it is recognised that this is a complex and evolving area. Assessment of the scorecard will inevitably require a degree of judgement to ensure that outturns are an appropriate reflection of performance. To support the Committee with their assessment, additional processes have been introduced including input from subject matter experts within the business, as well as other Board Committees, and development of a framework to scoring results. The targets under each element of the scorecard are summarised below:

Objective	LTIP weighting	Threshold (22.5% of maximum)	Target (50% of maximum)	Maximum (100% of maximum)
Residual emissions Reduction in residual emissions relative to 2018 baseline	5%	3.6Mt CO2e	5.1Mt CO2e	6.6Mt CO2e
Project delivery Conformance to plan for priority decarbonisation projects	5%	Average score of at least six out of ten being a maximum deviation of 25% from planned cost and schedule	Average score of at least eight out of ten being a maximum deviation of 15% from planned cost and schedule	Average score of at least nine out of ten being less than 10% deviation from planned cost and schedule
Technology development Technology advancements and research and development breakthroughs that convert into implemented projects	5%	0.2% of Group revenue on decarbonisation research and development spend At least one project into implementation totalling 250kt annual abatement	0.4% of Group revenue on decarbonisation research and development spend At least one project into implementation totalling 500kt annual abatement	0.5% of Group revenue on decarbonisation research and development spend At least two projects into implementation totalling 750kt annual abatement
Transition strategy Alignment of decarbonisation activity with value creation	5%	Average score of at least six out of ten representing more limited progress
Average score of at least eight out of
ten representing good progress
towards strategic goals, some areas of
outperformance, substantially achieved
or on track to deliver major objectives,
or progress with no major failures or
impacts on broader performance of the
Group
				Average score of at least nine out of ten representing significant outperformance of expectations, implementation achieved or a major new advancement with scope for material benefits
In disclosing the above information the Committee has sought to provide transparency of the metrics, targets and how different outcomes will be rewarded, noting that certain details within the scorecard, such as those relating to activity addressing project delivery and technology development outcomes, are considered commercially sensitive. However, further detail on the targets and outcomes will be disclosed at vesting. The Committee also recognises that, although long-term in nature, the decarbonisation strategy will inevitably evolve over time and it is in shareholders’ interests for the business to remain suitably agile (eg responding to technological advancements).
In setting the above measures and targets, the Committee has been mindful to use quantitative measures where possible to ensure the targets can be assessed through formulaic vesting outcomes. This approach also provides for straight-line vesting between threshold, target and maximum outcomes, where appropriate. The Committee will retain discretion in determining vesting outcomes and where required will adjust targets or baselines in relation to any material changes to the portfolio, such as following acquisitions, divestments or closure. The use of offsets towards any measure will be limited, and in the case of the residual emissions targets, will be capped and used only towards any outcome up to target.
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	135
Executive Directors’ shareholding
In line with our share ownership policy, Executive Directors’ shareholdings are calculated using the closing price of Rio Tinto shares on
31 December 2023.

Executive Director	Multiple of base salary			Holding of ordinary shares
	31 December 2023	Requirement	Year requirement needs to be met	31 December 2023	31 December 2022
Jakob Stausholm	5.1	4.0	2024	95,363	56,337
Peter Cunningham	5.5	3.0	2026	63,053	52,815
The multiple of base salary shown above includes 50% of the value of unvested BDA.
We operate a post-employment holding requirement for Executive Directors, but no former Executive Directors are currently subject to a holding requirement.
Service contracts

Executive Director	Position held during 2023	Date of appointment to position	Notice period
Jakob Stausholm	Chief Executive	1 January 2021	12 months
Peter Cunningham	Chief Financial Officer	17 June 2021	12 months
Either party can terminate their contract with notice in writing, or immediately by the company by paying the base salary only in lieu of any unexpired notice.
Executives’ external and other appointments
Neither of the Executive Directors currently has an external directorship.
Past director payments
There were no payments to past directors in excess of the de-minimis threshold of £15,000.
Chief Executive’s remuneration over time

Year	Chief Executive	Single total figure of remuneration (’000)	Annual STIP award against maximum opportunity	Long-term incentive vesting against maximum opportunity (PSA)
2014	Sam Walsh	A$10,476	88.4%	49%
2015	Sam Walsh	A$9,141	81.9%	43.6%
2016	Sam Walsh[1]	A$5,772	68.2%	50.5%
2016	Jean-Sébastien Jacques	£3,116	82.4%	50.5%
2017	Jean-Sébastien Jacques	£3,821	73.4%	66.7%
2018	Jean-Sébastien Jacques	£4,551	70.1%	43%
2019	Jean-Sébastien Jacques	£5,999	74.8%	76%
2020	Jean-Sébastien Jacques	£8,670	0%	66.7%
2021	Jakob Stausholm[2]	£2,788	61.3%	–
2022	Jakob Stausholm[3]	£5,010	48.7%	100%
2023	Jakob Stausholm	£8,450	56%	94.1%
1.STIP award and PSA vesting percentages restated following release from the deed of deferral as described in prior Remuneration reports.
2.Jakob Stausholm joined Rio Tinto in September 2018 and became Chief Executive on 1 January 2021. Therefore, he did not participate in the 2017 LTIP which vested at 66.7% of maximum.
3.The 2022 single total figure of remuneration for Jakob Stausholm reported in the 2022 Remuneration report was £4.8 million based on the estimated value of the 2018 PSA which vested at 100%.
The single total figure of remuneration for 2022 shown above is restated and based on the actual vesting share price of £59.83.
The effect of performance on the value of shareholdings, as measured by TSR delivered over the past five years, based on the sum of dividends paid and share price movements during each calendar year, is detailed in the table below.

Year	Underlying earnings	Underlying EBITDA	Dividends paid per share	Share price – Rio Tinto plc pence		Share price – Rio Tinto Limited A$		TSR
	$ millions	$ millions	$ cents	1 Jan	31 Dec	1 Jan	31 Dec	Group %
2019	10,373	21,197	635	3,730	4,503	78.47	100.40	38.7%
2020	12,448	23,902	386	4,503	5,470	100.40	113.83	34.0%
2021	21,401	37,720	963	5,470	4,892	113.83	100.11	(3.8)%
2022	13,359	26,272	746	4,892	5,798	100.11	116.41	18.3%
2023	11,755	23,892	402	5,798	5,842	116.41	135.66	15.8%
The data presented in this table reflects the dual corporate structure of Rio Tinto. We weight the two Rio Tinto listings to produce a Group total shareholder return (TSR) figure in line with the methodology used for the 2019 PSA.
TSR has been calculated using spot Return Index data as at the last trading day for the year sourced from DataStream.
Remuneration report continued

136	Annual Report on Form 20-F 2023 | riotinto.com
Total shareholder return
The vesting of the PSA granted in 2019 was subject to relative TSR against the S&P Global Mining Index (transitioned from the EMIX Global
Mining Index following its decommissioning in July 2023) and the MSCI
World Index.
The graph below shows Rio Tinto’s TSR performance for the 2019 PSA.
It uses the same methodology as that used to calculate the vesting for the PSA granted in 2019 with a performance period that ended on 31
December 2023.
Total shareholder return
1.TSR has been calculated using 12 month average Return Index data for the year sourced from DataStream.
2.TSR for Rio Tinto Group has been calculated using a weighted average for Rio Tinto plc and
Rio Tinto Limited. The weighting is based on the free-float market capitalisation of each entity at the start of the period.
The following graph illustrates the TSR performance of the Group against the S&P Global Mining Index (and for periods to 31 July 2023 against the EMIX Global Mining Index) and the MSCI World Index over the ten years to the end of 2023.
The graph meets the requirements of Schedule 8 of the UK Large and
Medium-sized Companies and Groups (Accounts and Reports)
Regulations 2008 (as amended) and is not an indication of the vesting of PSA granted in 2019.
Total shareholder return
1.TSR has been calculated using spot Return Index data as at the last trading day for the year sourced from DataStream.
2.TSR for Rio Tinto Group has been calculated using a weighted average for Rio Tinto plc and
Rio Tinto Limited. The weighting is based on the free-float market capitalisation of each entity at the start of the period.
Other executive key management personnel
This section sets out remuneration information pertaining to executive key management personnel (KMP) excluding the Chief Executive and the Chief Financial Officer. The Remuneration Policy applicable to the
Executive Directors is also applicable to the other executive KMP with variances specified in this section.
The remuneration mix for other executive KMP under this Policy is set out in the chart below.
2023 Remuneration mix
Maximum
Target

■	Fixed pay	■	STIP – Cash	■	STIP – BDA	■	LTIP
2023 Assumptions
The value of benefits is estimated at 11% of base salary.

Performance-related (at risk)
Target STIP and LTIP performance	–STIP award of 50% of the maximum award (equates to 100% of base salary) –PSA expected value of 50% of face value, calculated as 200% of base salary
Maximum STIP and LTIP performance	–Maximum STIP award of 200% of base salary –Maximum PSA face value of 400% of base salary
No assumption has been made for growth in share price and payment of dividend equivalents.
The table below outlines the positions held by the other executive KMP and the respective dates of appointment:

Name	Position(s) held during 2023	Date of appointment to position
Bold Baatar	Chief Executive Copper	1 February 2021
Alfredo Barrios	Chief Commercial Officer	1 March 2021
Sinead Kaufman	Chief Executive Minerals	1 March 2021
Jérôme Pécresse	Chief Executive Aluminium	23 October 2023
Simon Trott	Chief Executive Iron Ore	1 March 2021
Ivan Vella[1]	Chief Executive Aluminium	1 March 2021
1.Ivan Vella ceased to be a KMP on 23 October 2023 and his employment terminated on 15 November 2023.
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	137
Base salary
Base salaries for Executive Committee members are reviewed annually by the Committee with increases generally aligned with the wider employee population in the relevant jurisdiction. Variations may occur in instances in which an individual has changed position, or the position’s duties and responsibilities have been enlarged, for example as a result of a reorganisation or acquisition, or where an individual’s remuneration has fallen below comparable positions in the market. As disclosed last year, Bold Baatar and Simon Trott received a higher salary increase in 2023 to reflect their market positioning.
Short-term incentive plan
Overview of 2023 short-term incentive plan weightings and measures
The measures and weightings used to determine short-term incentive plan (STIP) awards for executives in 2023 are set out on page 130.
The 2023 STIP awards are detailed in the table below.

			Percentage of:
	2023 STIP award (% of salary)	2023 STIP award ('000)	Maximum STIP awarded	Maximum STIP forfeited
Bold Baatar	140%	£941	70%	30%
Alfredo Barrios	84%	SGD981	42%	58%
Sinead Kaufman	112%	A$1,188	56%	44%
Jérôme Pécresse	112%	C$258	56%	44%
Simon Trott	140%	A$1,650	70%	30%
Share ownership
The following table shows the share ownership level for other KMP as a multiple of base salary.

Share ownership level at 31 December 2023 as a multiple of base salary
Bold Baatar	5.9
Alfredo Barrios	4.5
Sinead Kaufman	6.2
Jérôme Pécresse	0.4
Simon Trott	5.4
Share ownership level is calculated using the market price of Rio Tinto shares on 31 December 2023, and we define “share ownership” in our Policy.
Service contracts
Alongside the new Policy, any newly signed service contracts can be terminated by the company or executive with 12 months’ notice in writing, or immediately by the company by paying base salary only in lieu of any unexpired notice.
Other KMP appointments
All newly appointed executives have received a remuneration package that is aligned with our Policy and is comprised of base salary in line with market benchmarks; target STIP opportunity of 100% of base salary (with maximum opportunity of 200% of base salary); LTIP awards of up to 400% of base salary; company pension contributions of 14% of base salary; and other benefits such as company-provided healthcare coverage, and continued eligibility to participate in the all-employee share plans. A minimum shareholding requirement of 300% of base salary applies on appointment to be built up over subsequent years.
Executive departures
Ivan Vella ceased to be a KMP on 23 October 2023 and his
employment was terminated on 15 November 2023 as an ineligible leaver. All subsisting variable remuneration was therefore lapsed and only statutory payments for accrued leave were made
following termination.
Broader employee disclosures
Chief Executive pay ratio
The ratio of the single total figure of remuneration for the Chief
Executive to the lower quartile, median and upper quartile Rio Tinto
Australian employee population for 2023 is set out in the table below.

	Lower quartile	Median	Upper quartile
2023	116	97	81
2022 [1]	76	52	42
1.The 2022 pay ratio data has been restated based on actual pay outcomes for the Chief
Executive in 2022.
The median CEO pay ratio of 97:1 is higher than last year, primarily due to the vesting of Jakob’s first full LTIP award from 2019 which vested at
94.1% at the end of the 2023 performance year. The Committee continues to be mindful of the relationship between executive remuneration and that of our broader workforce. The Committee’s decision-making will continue to be supported by regular and detailed reporting on these matters.
Relative spend on remuneration
The table below shows our relative spend on remuneration across our global employee population and distributions to shareholders in the year. We have also shown other significant disbursements of the company’s funds for comparison.

Stated in US$m	2023	2022	Difference in spend
Remuneration paid[1]	6,636	6,002	634
Distributions to shareholders[2]	6,470	11,727	(5,257)
Purchase of property, plant and equipment, and intangible assets[3]	7,086	6,750	336
Corporate income tax paid[3]	4,627	6,909	(2,282)
1.Total employment costs for the financial year as per note 26 to the financial statements.
2.Distributions to shareholders include equity dividends paid to owners of Rio Tinto shares as per the Group cash flow statement.
3.Purchase of property, plant and equipment, and intangible assets, and corporate income tax paid during the financial year are as per the Group cash flow statement.
Remuneration report continued

138	Annual Report on Form 20-F 2023 | riotinto.com
Change in director and employee pay
In the table below, we compare the annual changes in salary, benefits and annual incentives of the directors for the past four years, to that of the
Australian employee population. Column ‘a’ represents the percentage change in salary and fees; values in column ‘b’ represent the percentage change in taxable benefits; and values in column ‘c’ represents the percentage change in bonus outcomes for performance periods in respect of each financial year.

	2019 to 2020			2020 to 2021			2021 to 2022			2022 to 2023
	a1	b	c	a1	b	c	a1	b	c	a1	b2	c3
Executive Directors
Jakob Stausholm	2%	34%	29%	46%	(19)%	25%	2%	94%	(18)%	4%	(15)%	20%
Peter Cunningham	–	–	–	–	–	–	–	18%	47%	4%	10%	28%
Non-Executive Directors
Dominic Barton[4]	–	–	–	–	–	–	–	–	–	50%	(84)%	–%
Megan Clark	1%	(54)%	–%	(3)%	(93)%	–%	(1)%	1,651%	–%	(1)%	52%	–%
Simon Henry	3%	(88)%	–%	–%	64%	–%	(6)%	98%	–%	(7)%	189%	–%
Sam Laidlaw	8%	(87)%	–%	–%	(51)%	–%	–%	779%	–%	–%	242%	–%
Simon McKeon	9%	(72)%	–%	15%	(91)%	–%	(6)%	1,487%	–%	6%	78%	–%
Jennifer Nason	–	–	–	–	–	–	(6)%	58%	–%	(8)%	59%	–%
Ngaire Woods	–	–	–	–	–	–	–%	273%	–%	–%	201%	–%
Ben Wyatt	–	–	–	–	–	–	12%	–%	–%	–%	52%	–%
Kaisa Hietala[5]	–	–	–	–	–	–	–	–	–	–	–	–
Susan Lloyd-Hurwitz[5]	–	–	–	–	–	–	–	–	–	–	–	–
Dean Dalla Valle[5]	–	–	–	–	–	–	–	–	–	–	–	–
Joc O’Rourke[5]	–	–	–	–	–	–	–	–	–	–	–	–
Australian workforce[6]	4%	5%	19%	4%	–%	(18)%	7%	6%	15%	8%	(1)%	16%
1.Change in salary and fees compared on an annualised basis to smooth the impact of part-year appointments.
2.Changes in director benefits are primarily driven by variances in business travel during the year.
3.The percentage change in annual incentive compares the incentive outcomes for the 2022 performance year to those for the 2023 performance year.
4.Increase in fees are representative of 2023 being the first full year post appointment in 2022 and reduction in benefits reflective of non-recurring benefits from appointment in 2022.
5.No prior year data as appointed as a Non-Executive Director in 2023.
6.Since Rio Tinto plc, the statutory entity for which this disclosure is required, does not have any employees, we have included voluntary disclosure of the change in employee pay for our Australian employees who make up more than 40% of our employee population.
“–” in the table signifies no reported change as a result of the absence of comparable data.
Non-Executive Directors
What we paid our Chair and Non-Executive Directors
Positions held
We list the Non-Executive Directors who held office during 2023 below.
Each held office for the whole of 2023 unless otherwise indicated.
Their years of appointment are reported in “Board of Directors” on pages 92-93.

Name	Title
Dominic Barton	Chair
Megan Clark	Non-Executive Director (to 15 December 2023)
Dean Dalla Valle	Non-Executive Director (from 1 June 2023)
Simon Henry	Non-Executive Director
Kaisa Hietala	Non-Executive Director (from 1 March 2023)
Sam Laidlaw	Non-Executive Director
Susan Lloyd-Hurwitz	Non-Executive Director (from 1 June 2023)
Simon McKeon	Non-Executive Director
Jennifer Nason	Non-Executive Director
Joc O’Rourke	Non-Executive Director (from 25 October 2023)
Ngaire Woods	Non-Executive Director
Ben Wyatt	Non-Executive Director
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
Annual fees payable
The Chair’s fee is determined by the Committee and was increased in
December 2023 with effect from 1 March 2024. Prior to this increase, the Chair’s fee had remained unchanged since the increase in July 2013.
All other fees are subject to review by the Board on the
recommendation of the Committee.
A review of Non-Executive Director fees was undertaken in 2023.
The review supported an increase in Non-Executive Director fees effective 1 March 2024 reflecting the significant increase in complexity and time commitment of the Non-Executive Director roles, as well as accounting for inflation after a freeze in fees for an extended period of time.
The table below shows the annual fees paid in 2023 and to be paid in
2024 to the Chair and Non-Executive Directors.

	2024	2023
Director fees
Chair’s fee	£800,000	£730,000
Non-Executive Director base fee	£115,000	£95,000
Non-Executive Director base fee for Australian residents	£115,000	£105,000
Senior Independent Director	£45,000	£45,000
Committee fees
Audit & Risk Committee Chair	£50,000	£40,000
Audit & Risk Committee member	£30,000	£25,000
People & Remuneration Committee Chair	£45,000	£35,000
People & Remuneration Committee member	£25,000	£20,000
Sustainability Committee Chair	£45,000	£35,000
Sustainability Committee member	£25,000	£20,000
Nominations Committee member	£8,000	£7,500
Meeting allowances
Long distance (flights over 10 hours per journey)	£10,000	£10,000
Medium distance (flights of 5-10 hours per journey)	£5,000	£5,000
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	139
We set out details of each element of remuneration, and the single total figure of remuneration, paid to the Chair and Non-Executive Directors during 2023 and 2022 in US dollars in table 1b on page 142. No post-
employment, termination or share-based payments were made.
Statutory minimum superannuation contributions for Non-Executive
Directors are deducted from the Director’s overall fee entitlements when these are required by Australian superannuation law.
The total fee and allowance payments made to the Chair and
Non-Executive Directors in 2023 were within the current maximum aggregate annual amount of £3 million set out in the Group’s constitutional documents, approved by shareholders at the 2009 AGMs.
An ordinary resolution will be proposed at the 2024 AGMs seeking shareholder approval to increase the maximum aggregate annual amount to £4 million with effect from 1 March 2024.
Share ownership policy for Non-Executive Directors
Rio Tinto has a policy that encourages Non-Executive Directors to build up a shareholding equal in value to one year’s base fee within three years of their appointment. Details of Non-Executive Directors’ share interests in the Group, including total holdings, are set out in table 2 on page 142.
Non-Executive Directors’ share ownership
The Non-Executive Directors’ shareholdings are calculated using the market price of Rio Tinto shares on 31 December 2023:

Director	Share ownership level at 31 December 2023 as a multiple of base fee	Share ownership level at 31 December 2022 as a multiple of base fee
Dominic Barton	1.2	1.1
Megan Clark[1]	4.4	3.9
Dean Dalla Valle[2]	0.0	N/A
Simon Henry	1.2	0.9
Kaisa Hietala[3]	0.3	N/A
Sam Laidlaw	4.6	4.6
Susan Lloyd-Hurwitz[2]	1.0	N/A
Simon McKeon	7.7	6.8
Jennifer Nason	1.1	1.1
Joc O’Rourke[4]	0.0	N/A
Ben Wyatt	0.3	0.2
Ngaire Woods	0.9	0.3
1.Megan Clark left the Board on 15 December 2023.
2.Dean Dalla Valle and Susan Lloyd-Hurwitz joined the Board on 1 June 2023.
3.Kaisa Hietala joined the Board on 1 March 2023.
4.Joc O’Rourke joined the Board on 25 October 2023.
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
Approximately 34,000 of our employees (63% of those eligible) are shareholders as a result of participating in these plans. In the UK, these arrangements are partially delivered through the UK Share Plan which is a UK tax approved arrangement. Under this plan, eligible participants may also receive an annual award of Free Shares up to the limits prescribed under UK tax legislation.
Management Share Awards
The Management Share Awards (MSA) are designed to help the Group attract the best staff in a competitive labour market, and to retain key individuals as we deliver our long-term strategy. MSA are conditional awards that are not subject to a performance condition. They vest at the end of three years subject to continued employment. Shares to satisfy the awards are bought in the market or reissued from Treasury.
Executive Committee members are not eligible to be granted MSA after appointment.
Shareholder voting
In the table below, we set out the results of the remuneration-related resolutions voted on at the Group’s 2023 AGMs.

Resolution	Votes for	Votes against	Votes withheld[1]
Approval of the Directors Remuneration report: Implementation report	96%	4%	21,075,873
Approval of the Remuneration Policy (2021)	97%	3%	22,272,424
Approval of the Directors’ Remuneration report	96%	4%	21,100,383
1.A vote “withheld” is not a vote in law and is not counted in the calculation of the proportion of votes for and against the resolution.
Remuneration report continued

140	Annual Report on Form 20-F 2023 | riotinto.com
Table 1a – Executives’ remuneration

Stated in US$‘000[1]	Short-term benefits
		Base salary	Cash bonus[2]	Other cash- based benefits[3]	Non-monetary benefits[4]	Total short-term benefits
Executive Directors
Jakob Stausholm	2023	1,525	860	203	129	2,717
	2022	1,456	694	199	153	2,502
Peter Cunningham	2023	903	523	116	47	1,589
	2022	866	386	151	41	1,444
Other executives
Bold Baatar	2023	824	601	105	79	1,609
	2022	760	361	114	34	1,269
Alfredo Barrios	2023	864	373	43	98	1,378
	2022	811	368	47	112	1,338
Sinead Kaufman	2023	700	408	80	91	1,279
	2022	707	340	86	52	1,185
Jérôme Pécresse	2023	170	98	537	6	811
Simon Trott	2023	772	566	90	56	1,484
	2022	749	372	93	106	1,320
Ivan Vella[8]	2023	616	–	70	129	815
	2022	765	286	94	102	1,247

Stated in US$’000[1]		Long-term benefits: Value of shared-based awards[5]				Post-employment benefits[9]
		BDA[6]	PSA	MSA	Others[7]	Pension and superannuation	Other post- employment benefits	Termination benefits	Total remuneration[10]	Currency of actual payment
Executive Directors
Jakob Stausholm	2023	783	2,556	–	8	10	–	–	6,074	£
	2022	701	2,020	–	7	5	–	–	5,235	£
Peter Cunningham	2023	338	691	132	7	10	–	–	2,767	£
	2022	224	342	192	6	5	–	–	2,213	£
Other executives
Bold Baatar	2023	473	1,531	–	8	10	–	–	3,631	£
	2022	419	1,360	–	7	5	–	–	3,060	£
Alfredo Barrios	2023	428	1,578	–	4	43	–	–	3,431	S$
	2022	423	1,404	–	3	97	–	–	3,265	S$
Sinead Kaufman	2023	293	856	13	3	18	–	–	2,462	A$
	2022	227	557	126	3	19	–	–	2,117	A$
Jérôme Pécresse	2023	22	–	–	–	23	–	–	856	C$
Simon Trott	2023	436	1,465	–	–	18	–	–	3,403	A$
	2022	408	1,461	–	1	19	–	–	3,209	A$
Ivan Vella[8]	2023	(323)	(1,003)	6	(1)	23	–	155	(328)	C$
	2022	204	695	52	4	24	–	–	2,226	C$
Notes to table 1a – Executives’ remuneration
1.“Table 1a – Executives’ remuneration” is reported in US$ using A$1 = US$0.66441; £1 = US$1.24329; C$1 = US$0.7410; S$1 = US$0.74464 which are year-to-date average rates, except for cash bonuses which use A$1 = US$0.68605; £1 = US$1.2770; C$1 = US$0.75835; S$1 = US$0.75956 31 December 2023 year-end rates.
2.“Cash bonus” relates to the cash portion of the 2023 STIP award to be paid in March 2024.
3.“Other cash-based benefits” typically include cash in lieu of company pension or superannuation contributions. For Jérôme Pécresse this also includes the international transfer allowance paid as per the company standards upon Jérôme's relocation from France to Canada.
4.“Non-monetary benefits” for executives typically include healthcare coverage, professional tax compliance services/advice, flexible perquisites and, where applicable, leave accruals and mobility related benefits.
5.The “Value of share-based awards” has been determined in accordance with the recognition and measurement requirements of IFRS2 "Share-based Payment". The fair value of awards granted as MSA, BDA and PSA have been calculated at their dates of grant using valuation models provided by external consultants, Lane Clark and Peacock LLP, including an independent Monte Carlo valuation model, which take into account the constraints on vesting attached to these awards. Further details of the valuation methods and assumptions used for these awards are included in note 27 (Share-based Payments) in the financial statements. The fair value of other share-based awards is measured at the purchase cost of the shares from the market. The share-based values disclosed in this table do not reflect amounts actually paid in 2023 or the value of shares that will ultimately vest.
6.“BDA” represents the portion of the 2020–2023 STIP awards deferred into Rio Tinto shares.
7.“Others” includes the Global Employee Share Plan (myShare) and the UK Share Plan.
8.The figures for Ivan Vella reflect his remuneration up until he ceased to be a KMP on 23 October 2023. His total remuneration up until his employment termination date of 15 November 2023 was
($268,000). The negative values for his remuneration reflect the reversal of accounting costs in relation to the lapse of share awards as a result of the termination of his employment.
9.Any costs related to defined benefit pension plans and post-retirement medical benefits are the service costs attributable to the individual, calculated in accordance with IAS 19. The cost for defined contribution pension plans is the amount contributed in the year by the company.
10.“Total remuneration” represents the disclosure of total emoluments and compensation required under the Australian Corporations Act 2001 and applicable accounting standards.
Further details in relation to aggregate compensation for executives, including directors, are included in note 29 (Directors’ and key management remuneration).
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	141
Table 1b – Non-Executive Directors’ remuneration

Stated in US$’000[1]		Fees and allowances[2]	Non-monetary benefits[3]	Post- employment benefits	Single total figure of remuneration[4]	Currency of actual payment
1.Remuneration is reported in US$. The amounts have been
converted using the 2023 annual average exchange rates of
£1 = US$1.24329 and A$1 = US$0.66441.
2.“Fees and allowances” comprises the total fees for the Chair and all Non-Executive Directors (NED), and travel allowances for the NED. The statutory minimum superannuation
contributions required by the Australian superannuation law
and paid for the Australia based NED are included in “Fees
and allowances”.
3.“Non-monetary benefits” include, as in previous years,
amounts that are deemed by the UK tax authorities to be
benefits in kind relating largely to the costs of directors’
expenses in attending Board meetings held at the company’s
UK registered office (including associated accommodation
and subsistence expenses) and professional tax compliance
services/advice. Given these expenses are incurred by
directors in the fulfilment of their duties, the company pays the tax on them.
4.Represents disclosure of the single total figure of
remuneration under Schedule 8 of the Large- and Medium-
sized Companies and Groups (Accounts and Reports)
Regulations 2008 (as amended) and total remuneration
under the Australian Corporations Act 2001 and applicable
accounting standards.
5.The amounts reported for Dean Dalla Valle and Susan Lloyd-
Hurwitz reflect the period of active Board memberships from
1 June 2023 to 31 December 2023.
6.The amounts reported for Kaisa Hietala reflect the period of active Board memberships from 1 March 2023 to 31
December 2023.
7.The amounts reported for Joc O’Rourke reflect the period of active Board memberships from 25 October 2023 to 31
December 2023.

Chair
Dominic Barton	2023	908	30	–	938	£
	2022	600	192		792	£
Non-Executive Directors
Megan Clark	2023	222	8	24	254	A$
	2022	221	2	23	246	A$
Dean Dalla Valle[5]	2023	109	6	10	125	A$
Simon Henry	2023	221	3	–	224	£
	2022	202	4	–	206	£
Kaisa Hietala[6]	2023	163	18	–	181	£
Sam Laidlaw	2023	308	5	–	313	£
	2022	263	5	–	268	£
Susan Lloyd-Hurwitz[5]	2023	114	3	9	126	A$
Simon McKeon	2023	302	7	–	309	A$
	2022	275	3	–	278	A$
Jennifer Nason	2023	202	6	–	208	£
	2022	196	4	–	200	£
Joc O’Rourke[7]	2023	23	–	–	23	£
Ngaire Woods	2023	221	5	–	226	£	For more information further details in relation to aggregate compensation for executives, including directors, are included in note 29 (Directors’ and key management remuneration).
	2022	188	9	–	197	£
Ben Wyatt	2023	220	10	–	230	A$
	2022	203	4	4	211	A$
Table 2 – Directors’ and executives’ beneficial interests in Rio Tinto shares

	Rio Tinto plc[1]			Rio Tinto Limited			Movements
	1 Jan 2023[2]	31 Dec 2023[3]	7 Feb 2024[4]	1 Jan 2023[2]	31 Dec 2023[3]	7 Feb 2024[4]	Compensation[5]	Other[6]
Directors
Dominic Barton	–	–	–	11,900	11,900	11,900	–	–
Megan Clark[7]	–	–	N/A	6,370	6,370	N/A	–	–
Peter Cunningham	52,815	63,053	63,065	–	–	–	16,173	(5,923)
Dean Dalla Valle[8]	–	–	–	–	–	–	–	–
Simon Henry	1,500	2,000	2,000	–	–	–	–	500
Kaisa Hietala[8]	–	500	500	–	–	–	–	500
Sam Laidlaw	7,500	7,500	7,500	–	–	–	–	–
Susan Lloyd-Hurwitz[8]	–	–	–	–	1,380	1,380	–	1,380
Simon McKeon	–	–	–	10,000	10,000	10,000	–	–
Jennifer Nason	1,765	1,765	1,765	–	–	–	–	–
Joc O'Rourke[8]	–	–	–	–	–	–	–	–
Jakob Stausholm	56,337	95,363	95,389	–	–	–	52,047	(12,995)
Ngaire Woods	572	1,482	1,482	–	–	–	–	910
Ben Wyatt	–	–	–	300	400	400	–	100
Executives
Bold Baatar	76,111	61,216	61,242	–	–	–	93,458	(108,327)
Alfredo Barrios	62,392	47,888	47,922	–	–	–	98,601	(113,071)
Sinead Kaufman	–	–	–	39,511	43,633	43,633	15,232	(11,109)
Jérôme Pécresse	–	5,000	5,000	–	–	–	–	5,000
Simon Trott	9,780	19,338	19,338	26,006	26,090	26,090	85,161	(75,519)
Ivan Vella[7]	94	160	N/A	17,569	23,986	N/A	19,997	(13,513)
1.Rio Tinto plc ordinary shares or American depositary receipts.
2.Or date of appointment, if later.
3.Or date of cessation as director or KMP, if earlier.
4.Latest practicable date prior to the publication of the 2023 Annual Report, in accordance with LR 9.8.6 R(1).
5.Shares obtained through awards under the Rio Tinto UK Share Plan, the Global Employee Share Plan and/or vesting of PSA, MSA and BDA granted under the Group’s LTIP and STIP deferral arrangements.
6.Share movements due to the sale or purchase of shares, or shares received under dividend reinvestment plans.
7.Ivan Vella ceased to be a KMP effective 23 October 2023 and Megan Clark ceased to be a Non-Executive Director on 15 December 2023.
8.Kaisa Hietala was appointed Non-Executive Director on 1 March 2023, Dean Dalla Valle and Susan Lloyd-Hurwitz were appointed Non-Executive Director on 1 June 2023 and Joc O’Rourke was
appointed Non-Executive Director on 25 October 2023.
Interests in outstanding BDA, MSA and PSA, and UK Share Plan and the Global Employee Share Plan are set out in table 3 and 3a
(see pages 143-145).
Remuneration report continued

142	Annual Report on Form 20-F 2023 | riotinto.com
Table 3 – Plan interests (awards of shares under long-term incentive plans)

Name	Award/ grant date	Market price at award[1,2]	1 January 2023	Awarded	Lapsed/ cancelled	Dividend units	Vested	31 December 2023	7 February 2024	Vesting period concludes	Date of release	Market price at release	Market value of award at release US$[3]
Bold Baatar
Bonus Deferral Awards	18 Mar 2021	£55.58	6,583	–	–	1,575	(8,158)	–	–	1 Dec 2023	1 Dec 2023	£55.57	563,631
	23 Mar 2022	£58.00	6,956	–	–	–	–	6,956	6,956	1 Dec 2024	–	–	–
	22 Mar 2023	£53.19	–	5,463	–	–	–	5,463	5,463	1 Dec 2025	–	–	–
Performance Share Awards[4]	15 May 2018	£42.30	63,039	–	–	22,104	(85,143)	–	–	31 Dec 2022	23 Feb 2023	£59.22	6,268,859
	18 Mar 2019	£42.67	51,752	–	–	–	–	51,752	51,752	31 Dec 2023	–	–	–
	16 Mar 2020	£33.58	53,272	–	–	–	–	53,272	53,272	31 Dec 2024	–	–	–
	18 Mar 2021	£55.58	54,005	–	–	–	–	54,005	54,005	31 Dec 2025	–	–	–
	23 Mar 2022	£58.00	44,414	–	–	–	–	44,414	44,414	31 Dec 2026	–	–	–
	22 Mar 2023	£53.19	–	50,672	–	–	–	50,672	50,672	31 Dec 2027	–	–	–
Alfredo Barrios
Bonus Deferral Awards	18 Mar 2021	£55.58	7,497	–	–	1,794	(9,291)	–	–	1 Dec 2023	1 Dec 2023	£55.57	641,910
	23 Mar 2022	£58.00	6,466	–	–	–	–	6,466	6,466	1 Dec 2024	–	–	–
	22 Mar 2023	£53.19	–	5,549	–	–	–	5,549	5,549	1 Dec 2025	–	–	–
Performance Share Awards[4]	15 May 2018	£42.30	66,050	–	–	23,159	(89,209)	–	–	31 Dec 2022	23 Feb 2023	£59.22	6,568,228
	18 Mar 2019	£42.67	57,011	–	–	–	–	57,011	57,011	31 Dec 2023	–	–	–
	16 Mar 2020	£33.58	53,236	–	–	–	–	53,236	53,236	31 Dec 2024	–	–	–
	18 Mar 2021	£55.58	54,652	–	–	–	–	54,652	54,652	31 Dec 2025	–	–	–
	23 Mar 2022	£58.00	43,707	–	–	–	–	43,707	43,707	31 Dec 2026	–	–	–
	22 Mar 2023	£53.19	–	51,626	–	–	–	51,626	51,626	31 Dec 2027	–	–	–
Peter Cunningham
Bonus Deferral Awards	18 Mar 2021	£55.58	1,402	–	–	335	(1,737)	–	–	1 Dec 2023	1 Dec 2023	£55.57	120,008
	23 Mar 2022	£58.00	5,203	–	–	–	–	5,203	5,203	1 Dec 2024	–	–	–
	22 Mar 2023	£53.19	–	5,827	–	–	–	5,827	5,827	1 Dec 2025	–	–	–
Management Share Awards	16 Mar 2020	£33.58	3,713	–	–	838	(4,551)	–	–	23 Feb 2023	23 Feb 2023	£59.22	335,078
	18 Mar 2021	£55.58	4,781	–	–	–	–	4,781	4,781	22 Feb 2024	–	–	–
Performance Share Awards[4]	15 May 2018	£42.30	7,229	–	–	2,534	(9,763)	–	–	31 Dec 2022	23 Feb 2023	£59.22	718,824
	18 Mar 2019	£42.67	6,489	–	–	–	–	6,489	6,489	31 Dec 2023	–	–	–
	16 Mar 2020	£33.58	7,426	–	–	–	–	7,426	7,426	31 Dec 2024	–	–	–
	18 Mar 2021	£55.58	9,564	–	–	–	–	9,564	9,564	31 Dec 2025	–	–	–
	23 Mar 2022	£58.00	50,405	–	–	–	–	50,405	50,405	31 Dec 2026	–	–	–
	22 Mar 2023	£53.19	–	55,134	–	–	–	55,134	55,134	31 Dec 2027	–	–	–
Sinead Kaufman
Bonus Deferral Awards	18 Mar 2021	A$110.80	1,408	–	–	269	(1,677)	–	–	1 Dec 2023	1 Dec 2023	A$124.69	138,932
	23 Mar 2022	A$113.68	4,711	–	–	–	–	4,711	4,711	1 Dec 2024	–	–	–
	22 Mar 2023	A$115.45	–	4,278	–	–	–	4,278	4,278	1 Dec 2025	–	–	–
Management Share Awards	16 Mar 2020	A$77.65	4,289	–	–	871	(5,160)	–	–	23 Feb 2023	23 Feb 2023	A$122.58	420,249
Performance Share Awards[4]	15 May 2018	A$83.61	6,322	–	–	2,002	(8,324)	–	–	31 Dec 2022	23 Feb 2023	A$122.58	677,937
	18 Mar 2019	A$93.32	6,291	–	–	–	–	6,291	6,291	31 Dec 2023	–	–	–
	16 Mar 2020	A$77.65	8,579	–	–	–	–	8,579	8,579	31 Dec 2024	–	–	–
	18 Mar 2021	A$110.80	41,207	–	–	–	–	41,207	41,207	31 Dec 2025	–	–	–
	23 Mar 2022	A$113.68	36,042	–	–	–	–	36,042	36,042	31 Dec 2026	–	–	–
	22 Mar 2023	A$115.45	–	40,045	–	–	–	40,045	40,045	31 Dec 2027	–	–	–
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	143

Name	Award/ grant date	Market price at award[1,2]	1 January 2023	Awarded	Lapsed/ cancelled	Dividend units	Vested	31 December 2023	7 February 2024	Vesting period concludes	Date of release	Market price at release	Market value of award at release US$[3]
Jakob Stausholm
Bonus Deferral Awards	18 Mar 2021	£55.58	9,680	–	–	2,316	(11,996)	–	–	1 Dec 2023	1 Dec 2023	£55.57	828,797
	23 Mar 2022	£58.00	13,017	–	–	–	–	13,017	13,017	1 Dec 2024	–	£–	–
	22 Mar 2023	£53.19	–	10,488	–	–	–	10,488	10,488	1 Dec 2025	–	£–	–
Performance Share Awards[4]	10 Sep 2018	£35.16	29,886	–	–	10,008	(39,894)	–	–	31 Dec 2022	23 Feb 2023	£59.22	2,937,292
	18 Mar 2019	£42.67	79,609	–	–	–	–	79,609	79,609	31 Dec 2023	–	–	–
	16 Mar 2020	£33.58	74,711	–	–	–	–	74,711	74,711	31 Dec 2024	–	–	–
	18 Mar 2021	£55.58	103,510	–	–	–	–	103,510	103,510	31 Dec 2025	–	–	–
	23 Mar 2022	£58.00	85,126	–	–	–	–	85,126	85,126	31 Dec 2026	–	–	–
	22 Mar 2023	£53.19	–	93,114	–	–	–	93,114	93,114	31 Dec 2027	–	–	–
Simon Trott
Bonus Deferral Awards	18 Mar 2021	£55.58	6,392	–	–	1,529	(7,921)	–	–	1 Dec 2023	1 Dec 2023	£55.57	547,257
	23 Mar 2022	A$113.68	5,494	–	–	–	–	5,494	5,494	1 Dec 2024	–	–	–
	22 Mar 2023	A$115.45	–	4,683	–	–	–	4,683	4,683	1 Dec 2025	–	–	–
Performance Share Awards[4]	15 May 2018	£42.30	57,188	–	–	20,052	(77,240)	–	–	31 Dec 2022	23 Feb 2023	£59.22	5,686,981
	18 Mar 2019	£42.67	50,598	–	–	–	–	50,598	50,598	31 Dec 2023	–	–	–
	16 Mar 2020	£33.58	52,838	–	–	–	–	52,838	52,838	31 Dec 2024	–	–	–
	18 Mar 2021	£55.58	49,571	–	–	–	–	49,571	49,571	31 Dec 2025	–	–	–
	23 Mar 2022	A$113.68	38,204	–	–	–	–	38,204	38,204	31 Dec 2026	–	–	–
	22 Mar 2023	A$115.45	–	44,488	–	–	–	44,488	44,488	31 Dec 2027	–	–	–
Ivan Vella[5]
Bonus Deferral Awards	18 Mar 2021	£55.58	1,525	–	(1,525)	–	–	–	–	1 Dec 2023	–	–	–
	23 Mar 2022	£58.00	5,288	–	(5,288)	–	–	–	–	1 Dec 2024	–	–	–
	22 Mar 2023	£53.19	–	4,261	(4,261)	–	–	–	–	1 Dec 2025	–	–	–
Management Share Awards	16 Mar 2020	A$77.65	1,931	–	–	392	(2,323)	–	–	23 Feb 2023	23 Feb 2023	A$122.58	189,194
Performance Share Awards[4]	15 May 2018	A$83.61	13,376	–	–	4,237	(17,613)	–	–	31 Dec 2022	23 Feb 2023	A$122.58	1,434,467
	18 Mar 2019	A$93.32	8,570	–	(8,570)	–	–	–	–	31 Dec 2023	–	–	–
	16 Mar 2020	A$77.65	3,862	–	(3,862)	–	–	–	–	31 Dec 2024	–	–	–
	18 Mar 2021	£55.58	51,025	–	(51,025)	–	–	–	–	31 Dec 2025	–	–	–
	23 Mar 2022	£58.00	41,731	–	(41,731)	–	–	–	–	31 Dec 2026	–	–	–
	22 Mar 2023	£53.19	–	48,648	(48,648)	–	–	–	–	31 Dec 2027	–	–	–
1.Awards denominated in pounds sterling were for Rio Tinto plc ordinary shares of 10 pence each and awards denominated in Australian dollars were for Rio Tinto Limited shares. All awards are granted over ordinary shares.
2.The weighted fair value per share of BDA and MSA granted in March 2023 was £52.85 and £52.80 respectively for Rio Tinto plc and A$114.28 and A$114.17 for Rio Tinto Limited and for PSA was
£28.41 for Rio Tinto plc and A$61.66 for Rio Tinto Limited. Conditional awards are awarded at no cost to the recipient and no amount remains unpaid on any shares awarded.
3.The amount in US dollars has been converted at the rate of US$0.80432 = £1 and US$1.50509 = A$1, being the average exchange rates for 2023.
4.For the PSA granted on 18 March 2019 with a performance period that concluded on 31 December 2023, 94.1% of the award vested.
5.Ivan Vella ceased to be a KMP effective 23 October 2023 and his employment with Rio Tinto terminated on 15 November 2023. All unvested awards held were lapsed.
6.The closing price at 31 December 2023 was £58.42 for Rio Tinto plc shares and was A$135.66 for Rio Tinto Limited shares. The high and low prices during 2023 of Rio Tinto plc and Rio Tinto
Limited shares were £64.06 and £45.09 and A$136.65 and A$102.51 respectively.
7.As of 7 February 2024, the above members of the Executive Committee held 1,530,214 shares awarded and not vested under the LTIP and STIP deferral arrangements. No Executive Committee member held any options.
Remuneration report continued

144	Annual Report on Form 20-F 2023 | riotinto.com
Table 3a – Plan interests (award of shares under all-employee share arrangements)

		myShare		UK Share Plan				Total activity in 2023
	Plan interests at 1 January 2023[1]	Value of Matching shares awarded in year[2] (U$‘000)	Value of Matching shares vested in year[3] (U$‘000)	Value of Matching shares awarded in year[2] (U$‘000)	Value of Matching shares vested in year[3] (U$‘000)	Value of Free shares awarded in year[4] (U$‘000)	Value of Free shares vested in year[4] (U$‘000)	Grants in year (U$‘000)	Vesting in year (U$‘000)	Plan interests at 31 December 2023[1]
Bold Baatar	388.5	2	3	2	2	4	6	8	11	357.6
Alfredo Barrios	196.4	5	6	0	0	0	0	5	6	205.4
Peter Cunningham	300.5	2	3	0	0	4	6	6	9	274.6
Sinead Kaufman	158.7	4	6	0	0	0	0	4	6	148.8
Jakob Stausholm	388.5	2	3	2	2	4	6	8	11	357.6
Simon Trott[5]	0	0	0	0	0	0	0	0	0	0.0
Ivan Vella	152.9	4	5	0	0	0	0	4	5	0.0
1.All shares shown are Rio Tinto plc shares except in the case of Sinead Kaufman which are Rio Tinto Limited shares. Ivan Vella held a combination of Rio Tinto plc and Rio Tinto Limited shares.
2.myShare and UK Share Plan Matching share awards are granted on a quarterly basis (in January, April, July and October) throughout the year.
3.The vesting of a Matching share is dependent on continued employment with Rio Tinto and the retention of the associated Investment share purchased by the participant for three years.
4.UK Share Plan Free shares vest after three years.
5.Simon Trott suspended participation in myShare effective October 2019, resulting in no activity during 2023.
6.UK Share Plan awards shown above and the vested Matching shares under myShare are included, where relevant, in the executive’s share interests in table 2.
7.The value of shares is rounded.
Directors’ approval statement
This Directors’ Remuneration report is delivered in accordance with a resolution of the Board, and has been signed on behalf of the Board by:
Sam Laidlaw
People & Remuneration Committee Chair
21 February 2024
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	145
Additional statutory disclosure
The Directors present their report and audited consolidated financial statements for the year ended 31 December 2023.
Scope of this report
For the purposes of UK company law and the
Australian Corporations Act 2001:
–The additional disclosures under the
heading ”Shareholder information” on pages
347-353 are hereby incorporated by
reference to, and form part of, this Directors’
report.
–The Strategic report on pages 1-89 provides
a comprehensive review of Rio Tinto’s
operations, its financial position and its
business strategies and prospects, and is
incorporated by reference into, and forms
part of, this Directors’ report.
–Certain items that would ordinarily need to
be included in this Directors’ report
(including an indication of likely future
developments in the business of the
company and the Group) have, as
permitted, instead been discussed in the
Strategic report, while details of the Group’s
policy on addressing financial risks and
details about financial instruments are
shown in note 24 to the Group financial
statements.
–Taken together, the Strategic report
and this Directors’ report are intended
to provide a fair, balanced and
understandable assessment of the
development and performance of the
Group’s business during the year and its
position at the end of the year; its strategy;
likely developments; and any principal or
emerging risks and uncertainties associated
with the Group’s business.
For the purposes of compliance with DTR
4.1.5R(2) and DTR 4.1.8R, the required
content of the “Management report” can be
found in the Strategic report or this Directors’
report, including the material incorporated by
reference.
A full report on Director and executive
remuneration and shareholdings can be found
in the Remuneration report on pages 113-145,
which, for the purposes of the Australian
Corporations Act 2001, forms part of this
Directors’ report.
Dual-listed structure and
constitutional documents
The dual-listed companies (DLC) structure of
Rio Tinto plc and Rio Tinto Limited, and their
constitutional provisions and voting
arrangements – including restrictions that may
apply to the shares of either company under
specified circumstances – are described on
pages 347-348.
Operating and financial review
Rio Tinto’s principal activities during 2023
were mining minerals and metals throughout
the lifecycle from exploration, development,
mining and processing, marketing, and
repurposing and renewing our assets to create
a positive legacy.
Subsidiaries, joint operations, joint ventures
and associated undertakings, principally
affecting the profits or net assets of the Group
in the year, are listed in notes 30-32 to the
financial statements.
The following significant changes and events
affected the Group during 2023 and up to the
date of this report:
–In February 2023, we released our 2022
Climate Change Report, including our
Climate Action Plan, to the Australian
Securities Exchange.
–In February 2023, we announced changes
to the estimates of MineralReserves at
Rio Tinto Kennecott copper operations’
Bingham Canyon deposit in Utah; Mineral
Resources at Winu copper project in
Western Australia; Mineral Resources at
QIT Madagascar Minerals’ Petriky mineral
sands deposit in Madagascar; and Mineral
Reserves at Richards Bay’s Minerals Zulti
South mineral sands deposit in
South Africa.
–In March 2023, we resolved a previously
self-disclosed investigation by the U.S.
Security Exchange Commission (SEC) into
certain contractual payments made to a
former consultant in 2011, relating to the
Simandou project in the Republic of Guinea.
Without admitting to or denying the SEC's
findings, Rio Tinto paid a $15 million civil
penalty for violations of the books and
records and internal controls provisions of
the US Foreign Corrupt Practices Act. This
payment did not have a significant effect on
Rio Tinto's financial position or profitability.
–In March 2023, we priced US$650 million of
ten-year fixed rate SEC-registered debt
securities and US$1.1 billion of 30-year
fixed rate SEC-registered debt securities.
The bonds were issued by Rio Tinto
Finance (USA) plc and are fully and
unconditionally guaranteed by Rio Tinto plc
and Rio Tinto Limited. The ten-year notes
will pay a coupon of 5.000% and will mature
on 9 March 2033 and the 30-year notes will
pay a coupon of 5.125% and will mature on
9 March 2053.
–In March 2023, we announced the
appointment of Dean Dalla Valle and
Susan Lloyd-Hurwitz to the Board as
Non-Executive Directors. Mr Dalla Valle and
Ms Lloyd-Hurwitz, both Australian citizens,
joined the Board on 1 June 2023.
–In March 2023, we announced that we and
First Quantum Minerals entered into an
agreement to form a joint venture that
will work to unlock the development of
the La Granja copper project in Peru.
The transaction was expected to be
completed by Q3 of 2023.
–In April 2023, we announced we supported
Energy Resources of Australia Ltd's (ERA)
plans for an Interim Entitlement Offer (IEO),
which seeks to raise up to A$369 million to
address funding requirements for the
Ranger Rehabilitation Project in Australia's
Northern Territory to the end of Q2 2024.
Rio Tinto, which owns 86.3% of ERA's
shares, pre-committed to subscribe for its
full entitlements under the terms of the IEO,
at a cost of A$319 million.
–In May 2023, we announced that we had
published our report on payments to
governments made by Rio Tinto plc and its
subsidiary undertakings for the year ended
31 December 2022, as required under the
UK’s Report on Payments to Governments
Regulations 2014 (as amended in
December 2015), and it had been filed at
Companies House. We paid US$10.8 billion
of taxes and royalties and a further
US$1.6 billion on behalf of our employees
during 2022.
–In June 2023, we announced we will invest
$1.1 billion to expand our state-of-the-art
AP60 aluminium smelter equipped with low-
carbon technology at Complexe Jonquière
in Canada. The total investment includes up
to $113 million of financial support from the
Quebec government. This expansion, which
will coincide with the gradual closure of
potrooms at the Arvida smelter on the same
site, will enable Rio Tinto to continue to
meet customers’ demands for low-carbon,
high-quality aluminium for use in
transportation, construction, electrical
and consumer goods.
–In June 2023, we announced that we had
an approved investment of $498 million to
deliver underground development and
infrastructure for an area known as the
North Rim Skarn at our Kennecott operation
in Utah. Production will commence in 2024
and is expected to ramp up over two years,
to deliver around 250 thousand tonnes1 of
additional mined copper over the next ten
years alongside open cut operations. This
investment will strengthen the supply of
copper in the US by increasing production
from underground mining and improving the
health of key assets.
1.The production target of around 250 thousand tonnes of additional mined copper over the next ten years (2023 to 2033) at Kennecott was previously reported in a release to the Australian
Securities Exchange (ASX) dated 20 June 2023 titled “Rio Tinto invests to strengthen copper supply in US”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed.

146	Annual Report on Form 20-F 2023 | riotinto.com
–In July 2023, we announced that we
had entered into an agreement with
Giampaolo Group to form a joint venture to
manufacture and market recycled
aluminium products with Rio Tinto acquiring
a 50% equity stake in Matalco business for
$700 million1.
–In July 2023, we hosted an investor visit to
the Oyu Tolgoi copper mine in Mongolia, set
to be the world’s fourth largest mine
by 2030.
–In August 2023, we announced that we and
the Simfer joint venture had reached an
important milestone by concluding key
agreements with the Republic of Guinea
and Winning Consortium Simandou on the
trans-Guinean infrastructure for the world
class Simandou iron ore project.
–In August 2023, we announced that we and
First Quantum Minerals completed the
transaction to form a joint venture that will
work to unlock the development of the La
Granja project in Peru, one of the largest
undeveloped copper deposits in the world.
First Quantum acquired a 55% stake in the
project for $105 million, and committed to
further invest up to $546 million into the joint
venture to solely fund capital and
operational costs to take the project through
a feasibility study and toward development.
–In October 2023, we hosted an investor tour
to our Pilbara iron ore operations in Western
Australia. We showcased our world class
ports, autonomous rail network and 17
mines, including our newest mine Gudai-
Darri, and the Rhodes Ridge project, one of
the world’s largest and highest quality
undeveloped iron ore deposits.
–In October 2023, we announced the
appointment of Joc O’Rourke to the Board
as Non-Executive Director. Mr O’Rourke, a
dual Canadian/Australian national, joined
the Board on 25 October 2023.
–In November 2023, we reached a court
approved settlement with SEC related to the
disclosure of the impairment of Rio Tinto
Coal Mozambique reflected in the 2012
year-end accounts.
–In December 2023, we announced completion
of the Matalco joint venture, combining the
strengths of North America's largest primary
and secondary aluminium producers to meet
the growing demand from manufacturers for
low carbon materials. Following the receipt of
all regulatory approvals, Rio Tinto has
acquired a 50% equity stake in the Matalco
business from Giampaolo Group for $738
million.
–In December 2023, we provided an update
on the Simandou project, which is being
progressed through the Simfer joint venture
in partnership with Chalco Iron Ore
Holdings (CIOH), a Chinalco-led consortium
and the Republic of Guinea. First production
from the Simfer mine is expected in 2025,
ramping up over three months to an
annualised capacity of 60 million tonnes
per year.2
–In December 2023, we hosted an investor
seminar in Sydney where we gave an
update on progress in our long-term
strategy of investing. Executives also
outlined the progress that was made in
2023, which has been a pivotal year in the
Group’s copper production.
–In December 2023, Megan Clark stepped
down as Non-Executive Director.
–In December 2023, Martina Merz and
Sharon Thorne were appointed as Non-
Executive Directors. Martina Merz joined
the Board on 1 February 2024 and Sharon
Thorne will join on 1 July 2024.
–In December 2023 we published our
Country by Country Report for 2022,
supplementing the comprehensive
disclosures in our 2022 Taxes and Royalties
Paid Report to disclose associated financial
information on a country by country basis
for all countries where we had a taxable
presence in 2022.
For more information visit riotinto.com/invest.
In 2023 and 2022, the Group did not receive
any public takeover offers from third parties in
respect of Rio Tinto plc shares or Rio Tinto
Limited shares. In 2022, Rio Tinto made, had
accepted and completed a takeover offer for
all of the remaining shares of Turquoise Hill
Resources (TRQ) that we did not own.
Details of events that took place after the
balance sheet date are further described in
note 39 to the financial statements.
Risk identification, assessment
and management
The Group’s risk factors are listed on pages
81-88. The Group’s approach to risk
management is discussed on pages 79-80.
Share capital
Details of the Group’s share capital as at
31 December 2023 are described in note 34 to
the financial statements. Details of the rights
and obligations attached to each class of
shares are covered on pages 347-348, under
the heading “Voting arrangements”.
Details of certain restrictions on holding
shares in Rio Tinto and certain consequences
triggered by a change of control are described
on page 348 under the heading “Limitations on
ownership of shares and merger obligations”.
There are no other restrictions on the transfer
of ordinary Rio Tinto shares, save for:
–Restrictions that may from time to time be
imposed by laws, regulations or Rio Tinto
policy (for example, relating to market
abuse, insider dealing, share trading or an
Australian foreign investment).
–Restrictions on the transfer of shares that may
be imposed following a failure to supply
information required to be disclosed, or where
registration of the transfer may breach a court
order or a law, or in relation to unmarketable
parcels of shares.
–Restrictions on the transfer of shares held
under certain employee share plans while
they remain subject to the plan.
At the AGMs held in 2023, shareholders
authorised:
–The on-market purchase by Rio Tinto plc or
Rio Tinto Limited or its subsidiaries of up to
125,083,217 Rio Tinto plc shares
(representing approximately 10% of
Rio Tinto plc’s issued share capital,
excluding Rio Tinto plc shares held in
Treasury at that time).
–The off-market purchase by Rio Tinto plc of
up to 125,083,217 Rio Tinto plc shares
acquired by Rio Tinto Limited or its
subsidiaries under the above authority.
–The off-market and/or on-market
buy-back by Rio Tinto Limited of up
to 55.6 million Rio Tinto Limited shares
(representing approximately 15% of
Rio Tinto Limited’s issued share capital
at that time).
Substantial shareholders
Details of substantial shareholders are
included on page 349.
Dividends
Details of dividends paid and declared for
payment, together with the company’s
shareholder returns policy, can be found on
page 29.
Directors and executives
The names of Directors and their periods of
appointment are listed on pages 92-93,
together with details of each Director’s
qualifications, experience and responsibilities,
and current directorships.
There are no family relationships between any
of our Directors or executives. None of our
Directors or Executive Committee members
are elected or appointed under any
arrangement or understanding with any major
shareholder, customer, supplier or otherwise.
A table of Directors’ attendance at Board
and committee meetings during 2023 is on
page 104.
Previous listed directorships
Details of each Director’s previous
directorships of other listed companies (where
relevant) held in the past three years are set
out below:
Martina Merz: thyssenkrupp AG (February
2019-June 2023)
Directors’ and executives’ beneficial interests
A table of Directors’ and executives’ beneficial
interests in Rio Tinto shares is on page 142.
Secretaries
Andy Hodges is Group Company Secretary
and Company Secretary of Rio Tinto plc. Tim
Paine is the Company Secretary of Rio Tinto
Limited. Andy’s and Tim’s qualifications and
experience are described on page 93.
1.This figure is subject to closing adjustments.
2.The estimated annualised capacity of approximately 60 million dry tonnes per annum iron ore for the Simandou life of mine schedule was previously reported in a release to the Australian
Securities Exchange (ASX) dated 6 December 2023 titled “Investor Seminar 2023”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed.
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	147
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
Former Directors also received indemnities for
the period in which they were Directors. These
are qualifying third-party indemnity provisions
for the purposes of the UK Companies Act
2006, in force during the financial year ended
31 December 2023 and up to the date of this
report. During 2023, Rio Tinto paid legal costs
under the terms of those indemnities for
certain former Directors and officers totalling
$1,878,654.
Qualifying pension scheme indemnity
provisions (as defined by section 235 of the
UK Companies Act 2006 and other applicable
legal jurisdictions) were in force during the
course of the financial year ended 31
December 2023 and up to the date of this
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
Labour relations
We also work together with our employees
and their unions, and we seek constructive
dialogue and fair solutions while maintaining
the competitiveness of our managed
operations. In 2023, we had no union
industrial actions.
Employment of people with a disability
We acknowledge the systemic barriers
facing people with disabilities in attaining
meaningful employment. We further
acknowledge the efforts necessary to
fully support people with disabilities and
we seek to implement the accommodations
they need to fulfil their role, or an alternative
role if required.
Our Inclusion and Diversity Policy sets out our
expectations around the behaviours needed
for an inclusive and diverse workplace, where
we embrace different perspectives, valuing
diversity as a strength.
Our Employment Policy outlines how we
are committed to preventing discrimination
and that we employ on the basis of job
requirements and do not discriminate on
grounds of disability or any other protected
characteristic. It also explains how we ensure
our people are trained to perform their roles.
More information can be found at riotinto.com/
policies.
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
Our statement on engagement with UK
employees is on page 96-97.
Engagement with suppliers, customers
and others in a business relationship with
the company
Our statement on engagement with suppliers,
customers and others in a business
relationship with the company is on
page 98-99.
Waived dividends
The number of shares on which Rio Tinto plc
dividends are based excludes those held as
treasury shares and those held by employee
share trusts that waived the right to dividends.
Employee share trusts waived dividends on
110,774 Rio Tinto plc ordinary shares and
31,831 American depository receipts (ADRs)
for the 2022 final dividend, and on 99,016
Rio Tinto plc ordinary shares and 35,066
ADRs for the 2023 interim dividend. (2021: on
194,321 Rio Tinto plc ordinary shares and
30,162 ADRs for the 2021 final dividend and
on 111,443 Rio Tinto plc ordinary shares and
35,132 ADRs for the 2023 interim dividend;
2021: on 101,752 Rio Tinto plc ordinary
shares and 27,873 ADRs for the 2020 final
dividend and on 91,008 Rio Tinto plc ordinary
shares and 27,501 ADRs for the 2021 interim
dividend). In 2023, 2022 and 2021, no
Rio Tinto Limited shares were held by
Rio Tinto plc.
The number of shares on which Rio Tinto
Limited dividends are based, excludes those
held by shareholders who have waived the
rights to dividends. Employee share trusts
waived dividends on 35,010 Rio Tinto Limited
ordinary shares for the 2022 final dividend and
on 34,607 shares for the 2023 interim dividend
(2022: on 36,517 shares for the 2021 final
dividend and 31,368 shares for the 2022
interim dividend; 2021: on 45,250 shares for
the 2020 final dividend and 33,531 shares for
the 2021 interim dividend).
Additional statutory disclosure continued

148	Annual Report on Form 20-F 2023 | riotinto.com
Purchases
Rio Tinto plc shares of 10p each and Rio Tinto plc American Depositary Receipts (ADRs)

	Total number of shares purchased[1]	Average price per share US$[2]	Total number of shares purchased to satisfy company dividend reinvestment plans	Total number of shares purchased to satisfy employee share plans	Total number of shares purchased as part of publicly announced plans or programs[3]	Maximum number of shares that may be purchased under plans or programs
2023
1 to 31 Jan	–	–	–	–	–	124,921,573[5]
1 to 28 Feb	–	–	–	–	–	124,921,573[5]
1 to 31 Mar	–	–	–	–	–	124,921,573[5]
1 to 30 Apr	586,662	67.61	393,248	193,414	–	125,083,217[6]
1 to 31 May	56,348	61.77	–	56,348	–	125,083,217[6]
1 to 30 Jun	–	–	–	–	–	125,083,217[6]
1 to 31 Jul	–	–	–	–	–	125,083,217[6]
1 to 31 Aug	–	–	–	–	–	125,083,217[6]
1 to 30 Sep	503,079	63.37	342,910	160,169	–	125,083,217[6]
1 to 31 Oct	28,991	61.54	–	28,991	–	125,083,217[6]
1 to 30 Nov	–	–	–	–	–	125,083,217[6]
1 to 31 Dec	–	–	–	–	–	125,083,217[6]
Total	1,175,080[4]	65.36	736,158	438,922	–	–
2024
1 to 31 Jan	–	–	–	–	–	125,083,217[6]
1 to 07 Feb	–	–	–	–	–	125,083,217[6]
Rio Tinto Limited shares

	Total number of shares purchased[1]	Average price per share $[2]	Total number of shares purchased to satisfy company dividend reinvestment plans	Total number of shares purchased to satisfy employee share plans[7]	Total number of shares purchased as part of publicly announced plans or programs[3]	Maximum number of shares that may be purchased under plans or programs
2023
1 to 31 Jan	–	–	–	–	–	55,600,000[8]
1 to 28 Feb	–	–	–	–	–	55,600,000[8]
1 to 31 Mar	–	–	–	–	–	55,600,000[8]
1 to 30 Apr	733,797	77.39	572,918	160,879	–	55,600,000[8]
1 to 31 May	41,021	71.54	–	41,021	–	55,600,000[9]
1 to 30 Jun	–	–	–	–	–	55,600,000[9]
1 to 31 Jul	–	–	–	–	–	55,600,000[9]
1 to 31 Aug	–	–	–	–	–	55,600,000[9]
1 to 30 Sep	595,223	73.31	459,671	135,552	–	55,600,000[9]
1 to 31 Oct	167,043	71.79	–	167,043	–	55,600,000[9]
1 to 30 Nov	–	–	–	–	–	55,600,000[9]
1 to 31 Dec	705,351	90.06	–	705,351	–	55,600,000[9]
Total	2,242,436	79.77	1,032,589	1,209,847	–	–
2024
1 to 31 Jan	–	–	–	–	–	55,600,000[9]
1 to 07 Feb	–	–	–	–	–	55,600,000[9]
1.Monthly totals of purchases are based on the settlement date.
2.The shares were purchased in the currency of the stock exchange on which the purchases took place and the sale price has been converted into US dollars at the exchange rate on the date of settlement.
3.Shares purchased in connection with the dividend reinvestment plans and employee share plans are not deemed to form any part of any publicly announced plan or program.
4.This figure represents 0.0936% of Rio Tinto plc issued share capital at 31 December 2023.
5.At the Rio Tinto plc AGM held in 2022, shareholders authorised the on-market purchase by Rio Tinto plc, and Rio Tinto Limited and its subsidiaries of up to 124,921,573 Rio Tinto plc shares.
This authorisation expired at the 2023 AGM on 6 April 2023.
6.At the Rio Tinto plc AGM held in 2023, shareholders authorised the on-market purchase by Rio Tinto plc, and Rio Tinto Limited and its subsidiaries of up to 125,083,217 Rio Tinto plc shares.
This authorisation will expire on the later of 5 July 2024 or the date of the 2024 AGM.
7.The average price of shares purchased on-market by the trustee of Rio Tinto Limited’s employee share trust during 2023 was $82.77.
8.At the Rio Tinto Limited AGM held in 2022, shareholders authorised the off-market and/or on-market buy-back of up to 55.6 million Rio Tinto Limited shares.
9.At the Rio Tinto Limited AGM held in 2023, shareholders authorised the off-market and/or on-market buy-back of up to 55.6 million Rio Tinto Limited shares.
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	149
Political donations
Rio Tinto prohibits the use of its funds to support
political candidates or parties. No donations were
made by the Group to parties or political
candidates during the year. At Rio Tinto, we
respect every country’s political process and do
not get involved in political matters, nor do we
make any type of payments to political parties or
political candidates. In the US, in accordance
with the Federal Election Campaign Act, we
provide administrative support for the Rio Tinto
America Political Action Committee (PAC), which
was created in 1990 and encourages voluntary
employee participation in the political process. All
Rio Tinto America PAC employee contributions
are reviewed for compliance with federal and
state laws and are publicly reported in
accordance with US election laws. The PAC is
controlled by neither Rio Tinto nor any of its
subsidiaries, but instead by a governing board of
five employee members on a voluntary basis. In
2023, contributions to Rio Tinto America PAC by
12 employees amounted to $10,425 and
Rio Tinto America PAC donated $17,500 in
political contributions in 2023.
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
Environmental regulations
Rio Tinto is subject to various environmental
laws and regulations in the countries where it
has operations. We measure our performance
against environmental regulation by tracking
and rating incidents according to their actual
environmental and compliance impacts using
five severity categories (very low, low,
moderate, high or very high). Incidents with a
consequence rating of high or very high are of
a severity that requires notification to the
relevant product group head and the Rio Tinto
Chief Executive immediately after the incident
occurring. In 2023, there were one
environmental incidents at managed
operations with a high impact.
During 2023, eight managed operations
incurred fines amounting to $986,968 (2022:
$109,782). Details of these fines are reported
in the Our approach to ESG section on
page 63.
Australian corporations that exceed specific
greenhouse gas (GHG) emissions or energy
use thresholds have obligations under the
Australian The National Greenhouse and
Energy Reporting Act 2007 (NGER). All
Rio Tinto entities covered under this Act have
submitted their annual NGER reports by the
required 31 October 2023 deadline.
Further information on the Group’s environmental
performance is included in the Our approach to
ESG section on pages 44-58, and at riotinto.com/
sustainabilityreporting.
Energy efficiency action
Details of the measures taken to increase the
company’s energy efficiency are reported on
pages 45-58.
Energy consumption1, 2, 3

Energy consumption in GWh	2023	2022[5]
From activities including the combustion of fuel and the operation of facilities	85,463	84,619
From the net purchase of electricity, heat, steam or cooling	27,421	25,065
Total energy consumed[4]	112,884	109,684
1.Rio Tinto does not report on the proportion of energy
consumption associated with the UK and offshore area
since it has no producing assets in the UK, only offices,
and consequently falls below Rio Tinto’s threshold level of
reporting.
2.Our approach and methodology used for the determination
of measuring energy consumption is available at
riotinto.com.
3.Data reported is 100% managed basis, without adjustment
for equity interest. Includes total energy less export to
others..
4.Rio Tinto exports electricity and steam to others and
exports are netted from our purchases.
5.Numbers restated from those originally published to
ensure comparability over time.
Greenhouse gas (GHG) emissions
(in million tonnes CO2e)6, 7, 8

	2023	2022[13]
Scope 1[9]	23.3	22.7
Scope 2[10]	9.3	9.6
Net GHG emissions[11]	32.6	32.3[14]
Operational emissions intensity (tCO2e/t Cu-eq)(equity)[12]	6.8	7.0
6.Rio Tinto’s GHG emissions for our operations (RT share:
equity basis) are reported in accordance with the
requirements under Part 7 of the UK Companies Act 2006
(Strategic report and Directors’ report) Regulations 2013.
This GHG data represents Scope 1 and market-based
Scope 2 data on equity basis. Our approach and
methodology used for the determination of these
emissions are available at riotinto.com.
7.Rio Tinto’s GHG emissions inventory is based on
definitions provided by The World Resource Institute/World
Business Council for Sustainable Development
Greenhouse Gas Protocol: A Carbon Reporting and
Accounting Standard (Revised Edition) (2015).
8.Rio Tinto does not report on the proportion of CO2
emissions associated with the UK and offshore area since
it has no producing assets in the UK, only offices, and
consequently falls below Rio Tinto’s threshold level
of reporting.
9.Scope 1 GHG emissions are direct GHG emissions from
facilities fully or partially owned or controlled by Rio Tinto
(equity share basis). They include fuel use, on-site
electricity generation, anode and reductant use, process
emissions, land management and livestock.
10.In 2023, Rio Tinto reviewed all Scope 2 emissions sources and transitioned to a dual Scope 2 reporting method.
Location-based method reflects the emissions grid
intensity of the location which the operation is located and includes the percentage of renewables that make up the
total unadjusted grid intensity. Market-based method
counts commercial decisions to purchase the unique rights
to renewable energy as zero emissions and applies a
residual mix factor (or similar) to the remaining MWh
purchased. The residual mix factor is typically equivalent to the grid intensity with renewable attributes that have been
sold removed from the factor. Scope 2 GHG emissions are
GHG emissions from the electricity, heat or steam brought
in from third parties (indirect emissions). Scope 2 emission factors are consistent with the Australian National
Greenhouse and Energy Reporting Measurement
Determination 2008 for Australian operations location-
based reporting. For non-Australian operations, where
possible, factors are sourced from public grid level data or electricity retailers.  Scope 2 emissions are presented on
equity share basis, for market-based reporting Scope 2
includes the use of renewable electricity certificates.
11.Total emissions are the sum of Scope 1 and Scope 2
emissions. These emissions exclude indirect emissions
associated with transportation and use of our products
reported under Scope 3 emissions at riotinto.com.
12.Historical information for copper equivalent intensity has been restated in line with the 2023 review of commodity
pricing to allow comparability over time.
13.Numbers restated from those originally published to
ensure comparability over time using market-based
method for Scope 2 reporting.
14.Actual 2022 emissions. To evaluate our progress against our targets, we also disclose adjusted 2022 Scope 1 and 2
emissions on a baseline equivalent basis of 32.7Mt CO2e.
Exploration, research and development
The Group carries out exploration, research
and development as described in the product
group pages on pages 32-39. Exploration and
evaluation costs, net of any gains and losses
on disposal, generated a net loss before tax of
$1,230 million (2022: $896 million). Research
and development costs were $245 million
(2022: $76 million).
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
(Corporations Act 2001) as amended by the
ASIC class order and preparing a
Remuneration report that includes the
information required by Regulation 11,
Schedule 8 of the Large and Medium-sized
Companies and Groups (Accounts and
Reports) Regulations 2008 (as amended) and
the Australian Corporations Act 2001.
In addition, the UK Corporate Governance
Code recommends that the Board provide a
fair, balanced and understandable assessment
of the company’s position and prospects in its
external reporting.
Rio Tinto’s management conducts extensive
review and challenge in support of the Board’s
obligations, aiming to strike a balance
between positive and negative statements and
provide good linkages throughout this Form
20-F.
Additional statutory disclosure continued

150	Annual Report on Form 20-F 2023 | riotinto.com
The Directors were responsible for the
preparation and approval of the Annual Report
for the year ended 31 December 2023. They
consider the Annual Report, taken as a whole,
to be fair, balanced and understandable, and
that it provides the information necessary for
shareholders to assess the Group’s position,
performance, business model and strategy.
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
The Directors, senior executives, senior
financial managers and other members of staff
who are required to exercise judgement while
preparing the Group’s financial statements,
are required to conduct themselves with
integrity and honesty, and in accordance with
the highest ethical standards, as are all Group
employees.
The Directors consider that the 2023 Annual
Report presents a true and fair view and has
been prepared in accordance with applicable
accounting standards, using the most
appropriate accounting policies for Rio Tinto’s
business, and supported by reasonable
judgements and estimates. The accounting
policies have been consistently applied as
described on pages 158-167, and Directors
have received a written statement from the
Chief Executive and the Chief Financial Officer
to this effect. In accordance with the internal
control requirements of the Code and the ASX
Principles, this written statement confirms that
the declarations in the statement are founded
on a sound system of risk management and
internal controls, and that the system is
operating effectively in all material respects in
relation to financial reporting risks.
Disclosure controls and procedures
The Group maintains disclosure controls and
procedures, as defined in US Securities
Exchange Act of 1934 (Exchange Act) Rule
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
page 158.
The Group’s internal controls over financial
reporting include policies and procedures
designed to ensure the maintenance of
records that:
–accurately and fairly reflect transactions and
dispositions of assets,
–provide reasonable assurances that
transactions are recorded as necessary,
enabling the preparation of financial
statements in accordance with IFRS, and
that receipts and expenditures are made
with the authorisation of management and
Directors of each of the companies, and
–provide reasonable assurance regarding the
prevention or timely detection of
unauthorised acquisition, use or disposition
of the Group’s assets that could have a
material effect on its financial statements.
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
Management’s evaluation of the effectiveness
of the company’s internal controls over
financial reporting was based on criteria
established in the Internal Control-Integrated
Framework (2013), issued by the Committee
of Sponsoring Organizations of the Treadway
Commission. Following this evaluation,
management concluded that our internal
controls over financial reporting were effective
as at 31 December 2023.
Non-audit services and auditor independence
Details of the non-audit services and a
statement of independence regarding the
provision of non-audit services undertaken by
our external auditor, including the amounts
paid for non-audit services, are set out on
pages 109-110 of the Directors’ report.
Going concern
The Directors, having made appropriate
enquiries, have satisfied themselves that it is
appropriate to adopt the going concern basis
of accounting in preparing the financial
statements. Additionally, the Directors have
considered longer-term viability, as described
in their statement on page 80.
2024 annual general meetings
The 2024 AGMs will be held on 4 April in
London, UK and 2 May in Brisbane, Australia.
Separate notices of the 2024 AGMs will be
produced for the shareholders of
each company.
Directors’ approval statement
The Directors’ report is delivered in
accordance with a resolution of the Board.
Dominic Barton
Chair
21 February 2024
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	151
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
Code), see pages 152-154.
Australian Securities Exchange – ASX
Corporate Governance Council’s Corporate
Governance Principles and Recommendations
(4th edition) (the ASX Principles), see pages
154-156.
In addition, as explained below, as a foreign
private issuer (FPI) with American depositary
receipts (ADRs) listed on the New York Stock
Exchange (NYSE), we need to report any
significant corporate governance differences
from the NYSE listing standards (NYSE
Standards) followed by US companies.
Statement of compliance with the UK
Code and ASX Principles
Throughout 2023 and as at the date of this
report, the Group has complied with all the
Principles of the UK Code and the ASX
Principles, and all the relevant provisions.
The UK Code is available at frc.org.uk, and
the ASX Principles at asx.com.au. For the
purposes of ASX Listing Rule 4.10.3 and the
ASX Principles, pages 91-112 of this report
form our “Corporate Governance Statement”.
This statement is current as at 21 February
2024, unless otherwise indicated, and has
been approved by the Board. Corporate
governance documents and policies
referenced can be found on our website at
riotinto.com/corporategovernance.
Difference from NYSE Standards
We have reviewed the NYSE Standards and
consider that our practices are broadly
consistent with them, with the following
exceptions where the literal requirements of
the NYSE Standards are not met due to
differences in corporate governance between
the US, UK and Australia:
–The NYSE Standards state that US
companies must have a nominating/
corporate governance committee which,
in addition to identifying individuals qualified
to become board members, develops and
recommends to the
Board a set of corporate governance
principles applicable to the company.
Our Nominations Committee does not
develop corporate governance principles for
the Board’s approval. The Board
itself develops such principles.
–Under US securities law and the NYSE
Standards, the company is required
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
the shareholders.
–Under US securities law and the NYSE
Standards, an audit committee is required to
establish procedures for the receipt, retention and
treatment of complaints regarding accounting,
internal accounting controls and audit matters.
The whistleblowing program (myVoice)
enables employees to raise any concerns
confidentially or anonymously. The Board
has responsibility to ensure that the
program is in place and to review the
reports arising from its operations.
The UK Code
Board leadership and company
purpose
A. Making the Board effective
Our Board provides effective and
entrepreneurial leadership. It is collectively
responsible for the stewardship and long-term
success of the Group. There is a framework of
prudent and effective controls that enable risk
to be assessed and managed. In the Our
approach to ESG section on pages 40-77 we
set out how we assess our impact on wider
society. See page 102 for the key activities
undertaken by the Board during the year and
the factors that were considered when making
decisions.
B. The company’s purpose, values and
strategy, and alignment with culture
Through our Code of Conduct – The Way We
Work, the Board sets the company’s purpose,
values, and standards for the Group’s employees.
Our values are set out on page 8. The Board is
committed to acting in accordance with these
values, championing and embedding these in the
organisation. The Board also seeks to ensure that
the culture of the company is aligned with these
values and standards.
C. Company performance and
risk management
The Board leads the development of long-term
investment plans for the company. It aims to
make good quality decisions at the right time, to
achieve the company’s objectives, in alignment
with our purpose, values and strategy. The role of
the Board in establishing and monitoring the
internal control environment is set out in the Audit
& Risk Committee report on pages 107-110. The
way in which the company manages risk is set
out on pages 78-88. For information on the
delegation of business to management, please
refer to pages 94-95.
The formal schedule of matters reserved
for the Board’s decision, available at
riotinto.com/corporategovernance, covers
areas including: setting the Group’s purpose
and strategic vision;
monitoring performance of the delivery of the
approved strategy; approving major
investments, acquisitions and divestments; the
oversight of risk and the setting of the Group’s
risk appetite; and reviewing the Group’s
governance framework.
D. Stakeholder engagement
The Chair undertakes regular engagement with
our major shareholders, in addition to that carried
out by the Chief Executive, the Chief Financial
Officer and the investor relations team. The
committee Chairs also engage with their relevant
stakeholders on any significant matters and
details of any engagement are provided in the
committee reports. We have mapped our key
stakeholders and continually work to understand
their views, and we take account of our
responsibilities to our stakeholders when making
business decisions. We explain more about this
in our section 172(1) statement, set out on pages
96-100. We also discuss stakeholders in the
Strategic report on pages 12-13 and in
Our approach to ESG in this report.
Simon McKeon is the designated Non-Executive
Director for workforce engagement. An overview
of workforce engagement during 2023 is set out
on pages 96-97.
At Rio Tinto plc’s AGM on 6 April 2023,
Resolution 21 (“Authority to purchase
Rio Tinto plc shares”) was passed with less
than 80% of votes in favour, and Shining
Prospect (a subsidiary of the Aluminium
Corporation of China (Chinalco)) voted
against. Chinalco has not sold any Rio Tinto
plc shares and now has a holding of over
14%, given its non-participation in Rio Tinto’s
significant share buyback programs. This
places Chinalco close to the 14.99% holding
threshold agreed with the Australian
Government at the time of Chinalco’s original
investment in 2008.
E. Our workforce policies and practices
Group workforce policies are approved by the
Board. All the policies relating to our workforce take
account of the global nature of our company. Our
whistleblowing process is overseen by the Board.
Every member of the workforce has access to the
whistleblower program (myVoice); details of this
program are on page 77.
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
The Chair is responsible for the management
of the Board and its committees, Director
performance, induction, training and
development, succession planning, engagement
with external stakeholders, and attendance by
the Board at shareholder meetings.

152	Annual Report on Form 20-F 2023 | riotinto.com
The Chair is supported by the Senior
Independent Directors, the Group Company
Secretary and the Chief Executive. In line with
the UK Code, the Senior Independent Director,
Rio Tinto plc is responsible for acting as a
sounding board for the Chair and engages
with shareholders to develop a balanced
understanding of their interests and concerns.
For further details, please see our Board Charter
on our website, which sets out the role,
responsibilities, structure, compositions and
conduct of the Board, as well as the role of the
Chair, the Senior Independent Director, Rio Tinto
plc and the Senior Independent Director,
Rio Tinto Limited.
G. Composition of the Board
As at the date of this report, the Board
comprises 14 members: 11 independent
Non-Executive Directors, the Chair, the Chief
Executive, and the Chief Financial Officer.
As detailed in the Nominations Committee report,
we engaged Spencer Stuart to support the
search for six new Non-Executive Directors as
set out on page 105 of the Nominations
Committee report. The Committee is satisfied
that Spencer Stuart does not have any
connections with the company or individual
Directors that may impair their independence.
The Board is satisfied that it has the appropriate
balance of skills, experience, independence, and
knowledge of the company to enable its
members to discharge their respective duties and
responsibilities effectively, and that no individual
or group can dominate the Board’s decision-
making. There is a clear division of
responsibilities between the leadership of the
Board and the executive leadership of our
business. The Chief Executive is responsible for
the day-to-day management of the business and,
under a Group delegation of authority framework,
delegates to other members of the Executive
Committee.
H. Role of Non-Executive Directors
We list all of the Non-Executive Directors that
we consider to be independent on
pages 92-93. Over 50% of the Board
(excluding the Chair) are Non-Executive
Directors. The Non-Executive Directors
constructively challenge and help develop
proposals on strategy. They are also
responsible for scrutinising management
performance and ensuring that financial
information, risks and controls, and systems of
risk management are robust.
Each Director has undertaken to allocate
sufficient time to the Group in order to
discharge their responsibilities effectively, and
this is kept under review by the Nominations
Committee. The Directors’ other appointments
are listed on pages 92-93.
I. Board processes and role of the
Company Secretary
The governance framework on page 103
explains the governance structure of the Board
and sets out the relationship with the Chief
Executive. The roles and responsibilities of each
committee are explained. On pages 100 and 102
we  provide some examples of the decision-
making process of the Board and the steps it
takes to function effectively, including how it
considers stakeholders in this process.
The Group Company Secretary is the trusted
interlocutor within the Board and its committees,
and between senior leadership and the Non-
Executive Directors. He is responsible for
advising the Board, through the Chair, on all
governance matters. He supports the Chair in
ensuring that the information provided to the
Board is of sufficient quality and appropriate
detail in order for the Board to function effectively
and efficiently.
Composition, succession and
evaluation
J. Appointments to the Board
The Nominations Committee ensures a formal,
rigorous and transparent procedure for the
appointment of new Directors. It is also
responsible for Board succession planning,
regularly assessing the balance of skills,
experience, diversity and capacity required to
oversee the delivery of Rio Tinto’s strategy.
This year, the Nominations Committee
oversaw the appointment of six new Non-
Executive Directors. Details of this process are
provided in the Nominations Committee report
on page 105.
The Nominations Committee also reviews
proposed appointments to the Executive
Committee. The Board has responsibility for the
process and monitoring of Executive Committee
succession planning. The Board
oversees a longer-term succession planning
process for the Executive Committee, including
the roles of the Chief Executive and the Chief
Financial Officer.
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
Details of external search consultancies used
for Board appointments can be found in the
Nominations Committee report on page 105.
K. Skills, experience and knowledge of the
Board and its committees
In our succession planning, we aim to bring a
diverse and complementary range of skills,
knowledge and experience to the Board, so that
we are equipped to navigate the operational,
social, regulatory and geopolitical complexity in
which our business operates. Achieving the right
blend of skills and diversity to support effective
decision-making is a continuing process. Further
details of tenure and experience of the Board are
set out in the Nominations Committee report on
pages 105-106. The Board biographies set out
the specific skills and experience that each
Director brings to the Board (pages 92-93).
L. Board evaluation
The performance of the Board, its committees
and individual Directors is evaluated annually.
In accordance with Code Provision 21, every
third year, an external adviser is engaged to
carry out a formal independent evaluation of
the Board and its committees. In 2023, we
appointed No 4 to conduct our external
evaluation. No 4 is a business advisory
company which does not have any other
connection with Rio Tinto.

For more information see page 104.
Our disclosure on Board and executive management diversity in line with UK Listing Rules (LR9.8.6R(10)) is set out below.
Gender reporting categories as at 31 December 2023

Gender	Number of Board members	% of Board	Number of senior positions on the board (e.g. CEO/CFO, SID & Chair)	Number in executive management	% of executive management
Men	9	69%	4	9	75%
Women	4	31%¹	–	3	25%
Non-binary	–	–	–	–	–
Not specified/prefer not to say	–	–	–	–	–
1.As at 21 February 2024, the percentage of women on the Board is 36% and will be 43% from 1 July 2024.
Ethnicity reporting categories as at 31 December 2023

ONS ethnicity category	Number of Board members	% of Board	Number of senior positions on the board (e.g. CEO/CFO, SID & Chair)	Number in executive management	% of executive management
White British or White Other	12	92%	4	7	58%
Mixed/Multiple Ethnic Groups	–	–	–	1	8%
Asian/Asian British	–	–	–	–	–
Black/African/Caribbean/Black British	–	–	–	–	–
Other Ethnic Group	1	8%	–	–	–
Not specified/prefer not to say	–	–	–	4	33%
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	153
Audit, risk and internal control
M. Internal and external audit
The Audit & Risk Committee monitors the
independence and effectiveness of the Internal
Audit function and external auditors. The
Committee is responsible for reviewing key
judgements within the Group’s financial
statements and narrative reporting, with the aim
of maintaining the integrity of the Group’s
financial reporting. For further detail, please refer
to the Audit & Risk Committee report on pages
107-110.
The appointment of KPMG as external auditor
for the 2023 financial year was approved by
shareholders at our AGMs in 2023.
N. Fair, balanced and
understandable assessment
The Board is responsible for the presentation
of a fair, balanced and understandable
assessment of the company’s position and
prospects, not only in this Form 20-F. We have
a robust process in place, including through
the Disclosure Committee, to ensure that this
is the case.
O. Risk management and internal
control framework
The Board is ultimately responsible for
aligning our long-term strategic objectives with
the risk appetite of the company, taking into
account the principal and emerging risks faced
by the company. Please refer to pages 78-88
for further details of our business planning
cycle and risk management framework and
how these support our longer-term viability
statement.
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
Q. Procedure for developing
remuneration policy
We have a formal and transparent procedure
for developing our Remuneration Policy, and
no Director is involved in deciding their own
remuneration. Executive remuneration is set
with regard to the wider workforce and through
market benchmarking. For further detail,
please refer to the People & Remuneration
Committee report on pages 113-145. The
Committee is supported by remuneration
consultant Deloitte. The Board received
assurance from the Committee and from
Deloitte that Deloitte did not have any
connections with Rio Tinto or the Board that
would have impaired its independence. Please
refer to page 128 for further detail.
R. Exercising independent judgement
The People & Remuneration Committee
comprises seven Non-Executive Directors to
ensure independent judgement with regard to
remuneration outcomes. The Committee
considers remuneration on an annual basis
and determines outcomes by assessing
executive performance against performance
criteria, details of which can be found in the
People & Remuneration Committee report on
pages 113-145. This states how our
Remuneration Policy has been applied and
sets out details of any adjustments made or
discretions exercised.
ASX Principles
Principle 1: Lay solid foundations for
management and oversight
Recommendation 1.1
Rio Tinto plc and Rio Tinto Limited have a
common Board of Directors. The principal role
of the Board is to set the Group’s strategy and
to review its strategic direction regularly. The
Board also has responsibility for corporate
governance. A Board Charter setting out the
role of the Board and management and
matters reserved for the Board is available on
riotinto.com/corporategovernance.
The Board delegates responsibility for
day-to-day management of the business
to the Chief Executive and other members
of the Executive Committee. A number of
management committees support the
Chief Executive and the Executive Committee.
The structure of these committees is set out
on page 103.
Recommendation 1.2
The Nominations Committee, on behalf of
the Board, ensures a formal, rigorous and
transparent procedure for the appointment of
new Directors. A similar process is followed
with the Executive Committee and senior
executive appointments, including a formal
and rigorous process to source strong
candidates from diverse backgrounds and
conducting appropriate background and
reference checks on the shortlisted
candidates. In 2023, the Nominations
Committee oversaw the appointment of six
new Non-Executive Directors, Kaisa Hietala
Dean Dalla Valle, Susan Lloyd-Hurwitz, Joc
O’Rourke, Martina Merz and Sharon Thorne.
Details of this process are provided in the
Nominations Committee report on page 105.
The notice of AGM provides all material
information in Rio Tinto’s possession relevant
to decisions on election and re-election of
Directors, including a statement from the
Board that it considers all Directors continue to
perform effectively and demonstrate
appropriate levels of commitment. It also
provides reasons why each Director is
recommended for re-election, highlighting their
relevant skills and experience. Further
information on the skills and experience of
each Director is set out on pages 92-93.
Recommendation 1.3
The company has written agreements setting
out the terms of appointment for each Director
and senior executive. Non-Executive Directors
are appointed by letters of appointment.
Executive Directors and other senior
executives are employed through employment
service contracts. Further information is set
out on page 124, 136, 138 and 139 in the
Remuneration report.
Recommendation 1.4
The Group Company Secretary is accountable
to the Board and advises the Chair, and,
through the Chair, the Board on all
governance matters. The appointment and
removal of the Group Company Secretary is a
matter reserved for the Board.
Recommendation 1.5
Rio Tinto has a Group-wide, Board-endorsed
Inclusion and Diversity Policy. The policy is
available at riotinto.com/policies. The Board
sets objectives for achieving diversity for the
Board, senior executives and the workforce,
and annually reviews the Group’s performance
against them. Page 43 sets out the
measurable objectives and our performance
against them. The respective proportions of
men and women on the Board, in senior
executive positions and across the whole
organisation, are reported on pages 43, 106
and 153 of this Form 20-F.
Additional statutory disclosure continued

154	Annual Report on Form 20-F 2023 | riotinto.com
Recommendation 1.6
The performance of the Board, its committees
and individual Directors is evaluated annually.
Every third year, an external adviser is
engaged to carry out a formal independent
evaluation of the Board and its committees. In
2023, we appointed No 4 to conduct our
external evaluation. No 4 is an independent
business advisory company which does not
have any other connection with Rio Tinto.
For further information, please refer to
page 104.
Recommendation 1.7
The performance of Executive Committee
members, including Directors, is continually
evaluated as part of the Group’s performance
evaluation cycle. Further details are set out in
the Remuneration report on pages 113-145.
Principle 2: Structure the Board to be
effective and add value
Recommendation 2.1
The Nominations Committee includes all Non-
Executive Directors and is chaired by the
Chair of the Board. The Board is satisfied that
all Non-Executive Directors, including the
Chair, continue to meet the test for
independence under the ASX Principles.
The Nominations Committee’s terms of
reference are available at riotinto.com/
corporategovernance. The Nominations
Committee report on pages 105-106 provides
further details on its role and responsibilities.
Details on membership, the number of times
the Committee met, and the attendance of
members are set out on page 104.
Recommendation 2.2
A Board skills matrix showing key attributes in
terms of skills, experience and diversity that
are relevant to the Board is set out on
page 106.
Recommendations 2.3, 2.4, 2.5
The Nominations Committee is responsible for
assessing the independence of each Non-
Executive Director against an independence
framework that combines the requirements of
the UK Code, the ASX Principles and the
NYSE Standards. The Committee reviews and
approves this framework each year.
The Board is satisfied that all of its
Non-Executive Directors are independent
in character and judgement, and are
free from any relationships (material or
otherwise) or circumstances that could create
a conflict of interest.
The Chair was considered independent upon
his appointment and, in the Board’s view, he
continues to satisfy the tests for independence
under the ASX Principles and the NYSE
Standards.
The name, skills and experience of each
Director, together with their terms in office, are
shown in the biographical details on pages
92-93.
Recommendation 2.6
On joining Rio Tinto, all Directors receive a
full, formal induction program. It is delivered
over a number of months, and tailored to their
specific requirements, taking into account their
respective committee responsibilities.
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
Through our Code of Conduct – The Way We
Work, the Board sets the company’s purpose,
values, and standards for the Group’s
employees. Our values are set out on page 8.
The Board is committed to acting in
accordance with these values, championing,
and embedding them in the organisation.
Our Code of Conduct is available at
riotinto.com/ethics.
Rio Tinto’s confidential and independently
operated whistleblowing program (myVoice)
offers an avenue through which our
employees, contractors, suppliers and
customers can report concerns anonymously,
subject to local law. These may include
concerns about the business, or behaviour of
individuals, including suspicion of violations of
financial reporting, safety or environmental
procedures or other business integrity issues.
The program features telephone and web
submissions, a case management tool, and a
reporting tool to allow for better analysis of
case statistics.
The myVoice procedure explains how
concerns regarding matters relating to
Rio Tinto, its business and its people can be
raised, in confidence and without fear of
retaliation. The procedure also sets out
who can make a report and what they can
expect from us if they do report a concern.
The procedure is available on our website.
Further details on myVoice are set out on
page 77. Rio Tinto’s business integrity
standard sets out the Group’s position on
issues relating to bribery and corruption. This
is also available on our website.
Further information is set out on page 76.
Oversight of the Group’s ethics, integrity and
compliance program now falls within the remit
of the Board.
Principle 4: Safeguard integrity in
corporate reports
Recommendation 4.1
The Audit & Risk Committee report on
pages 107-110 provides details of
the role and responsibilities of the Committee.
The Committee’s terms of reference are
available at riotinto.com/corporategovernance.
Further details on membership, the number of
times the Committee met during 2023 and the
attendance of members are set out on
page 104.
Recommendation 4.2
Details on compliance with the financial
reporting requirements contemplated under
this recommendation are set out on
pages 150-151.
Recommendation 4.3
We have a thorough and rigorous review
process in place to ensure integrity of the
periodic reports we release to the market. We
communicate with the market through
accurate, clear, concise and effective
reporting, and contents of periodic reports are
verified by the subject matter experts and
reviewed by the relevant Group functions.
Such reports are then reviewed and
considered by the Group Disclosure
Committee for release to the market.
Principle 5: Make timely and
balanced disclosure
Recommendation 5.1
We recognise the importance of effective and
timely communication with shareholders and
the wider investment community.
It is our policy to make sure that all information
disclosed or released by the Group is
accurate, complete and timely, and complies
with all continuous and other disclosure
obligations under applicable listing rules and
other relevant legislation.
To ensure that trading in our securities takes
place in an informed and orderly market, we
have established a Disclosure Committee to
oversee compliance with our continuous
disclosure obligations. The Group Disclosure
and Communications Policy, and the terms of
reference of our Disclosure Committee,
together with our adopted procedures in
relation to disclosure and management of
relevant information, support compliance with
our disclosure obligations. A copy of the Group
Disclosure and Communications Policy is
available on the website.
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
Rio Tinto securities if that information was
generally available.
Directors’ report

Annual Report on Form 20-F 2023 | riotinto.com	155
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
Recommendation 5.3
As a matter of practice, all our new or
substantive investor presentations are
released to the market via ASX and LSE
market announcement platforms.
Principle 6: Respect the rights of
security holders
Recommendation 6.1
Our website includes pages dedicated to
corporate governance, providing information
on compliance with governance codes and
standards (the UK Code, the ASX Principles
and the NYSE Standards); the terms of
reference of the committees; risk management
and financial reporting; and Board
governance, including selection, appointment
and re-election of Directors, Directors’
independence, and Board performance
evaluation.
All information released to the markets is
posted in the media section of our website.
Our website also provides general investor
information. Annual and half-year results, as
well as any major presentations, are webcast
and the materials are available at our website,
which also contains presentation material from
investor seminars.
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
Officer, or for whom such contact is
inappropriate. We have a number of
processes and initiatives to ensure that
members of the Board understand the views
of major shareholders. The Chief Financial
Officer reports to the Board at each meeting,
and provides regular investor updates. In
addition, the Head of Strategy & Investor
Relations reports regularly to the Board, and
an annual survey of major shareholders’
opinions is presented to the Board by the
Group’s investor relations advisers. Further
information on engagement with shareholders
and investors during 2023 is set out on pages
98-99.
Recommendations 6.3, 6.4
The AGMs present an opportunity to provide a
summary business presentation, to inform
shareholders of recent developments, and to
give them the opportunity to ask questions.
Generally, the Chairs of all Board committees
are available to answer questions raised by
shareholders, and all Directors are expected
to attend where possible. The AGMs are
generally webcast and transcripts of the
Chair’s and Chief Executive’s speeches are
made available on our website. A summary of
the proceedings at the meetings, and the
results of voting on resolutions, are made
available as soon as practicable after the
meetings. At Rio Tinto AGMs, all resolutions
are decided by poll and not by show of hands.
In 2023, the Rio Tinto Limited AGM was held
in Perth as a hybrid meeting. With the use of
technology, shareholders who could not attend
in person were offered the opportunity to
virtually participate at the AGM, ask questions
and vote on the resolutions.
Recommendation 6.5
Shareholders can choose to communicate
electronically with the companies and the
share registrars. Contact details for the
registrars are set out on page 382 and on our
website.
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
Further information about the Sustainability
Committee is set out on pages 111-112. Terms
of reference for the Sustainability Committee
are available on our website. Further details
on the Group’s governance framework for risk
management and internal control are set out
on pages 78-88 and 110.
Recommendation 7.3
Further information on Rio Tinto’s Group
Internal Audit function is set out on page 110.
Recommendation 7.4
A description of the risk factors that could
affect Rio Tinto (including economic,
environmental and social sustainability risks),
and of the Group’s governance framework for
risk management and internal control, is set
on pages 78-88. Further information on
sustainability is available on pages 40-77.
Principle 8: Remunerate fairly
and responsibly
Recommendation 8.1
The Remuneration report on pages 113-145
provides details on the role and
responsibilities of the People & Remuneration
Committee. The Committee’s terms of
reference are available on our website.
Further details on membership, the number of
times the Committee met during 2023, and the
attendance of members are set out on
pages 92-93 and 104.
Recommendation 8.2
Rio Tinto’s policies and practices regarding
remuneration of Non-Executive Directors,
Directors and senior executives are set out on
pages 113-145 in the Remuneration report.
Recommendation 8.3
Rio Tinto’s approach on participating in equity-
based remuneration schemes is set out on
page 150. This is also addressed in the
Rio Tinto Securities Dealing Policy, which is
available on our website.
Additional statutory disclosure continued

156	Annual Report on Form 20-F 2023 | riotinto.com

2023 Financial Statements

About Rio Tinto	158	Our people
About the presentation of our financial statements	158	Note 25 Average number of employees	215
		Note 26 Employment costs and provisions	215
Group primary statements		Note 27 Share-based payments	216
Group Income Statement	168	Note 28 Post-retirement benefits	218
Group Statement of Comprehensive Income	169	Note 29 Directors’ and key management remuneration	225
Group Cash Flow Statement	170
Group Balance Sheet	171	Our group structure
Group Statement of Changes in Equity	172	Note 30 Principal subsidiaries	226
		Note 31 Principal joint operations	228
Notes to the 2023 financial statements		Note 32 Principal joint ventures and associates	229
Our financial performance		Note 33 Related-party transactions	231
Note 1 Our financial performance by segment	173
Note 2 Earnings per ordinary share	175	Our equity
Note 3 Dividends	176	Note 34 Share capital	232
Note 4 Impairment charges net of reversals	177	Note 35 Other reserves and retained earnings	233
Note 5 Acquisitions and disposals	181
Note 6 Revenue by destination and product	182	Other notes
Note 7 Net operating costs (excluding items disclosed separately)	184	Note 36 Other provisions	234
		Note 37 Contingencies and commitments	234
Note 8 Exploration and evaluation expenditure	184	Note 38 Auditors’ remuneration	237
Note 9 Finance income and finance costs	185	Note 39 Events after the balance sheet date	237
Note 10 Taxation	185	Note 40 New standards issued but not yet effective	237

Our operating assets		Other information outside of the consolidated financial statements
Note 11 Goodwill	188
Note 12 Intangible assets	189	Report of Independent Registered Public Accounting Firms	267
Note 13 Property, plant and equipment	191	Rio Tinto Financial Information by Business Unit	286
Note 14 Close-down and restoration provisions	196	Alternative Performance Measures	289
Note 15 Deferred taxation	200
Note 16 Inventories	202
Note 17 Receivables and other assets	203
Note 18 Trade and other payables	203

Our capital and liquidity
Note 19 Net debt	205
Note 20 Borrowings	206
Note 21 Leases	207
Note 22 Cash and cash equivalents	208
Note 23 Other financial assets and liabilities	209
Note 24 Financial instruments and risk management	209

Simandou iron ore project, Guinea
Annual Report on Form 20-F 2023 | riotinto.com	157
About Rio Tinto
In 1995, Rio Tinto plc, incorporated in the UK and listed on the London and New York Stock Exchanges, and Rio Tinto Limited, incorporated in
Australia and listed on the Australian Securities Exchange, formed a dual-listed companies structure (DLC). Under the DLC, Rio Tinto plc and Rio Tinto Limited are viewed as a single economic enterprise, with common boards of directors, and the shareholders of both companies have a common economic interest in the DLC. International Financial
Reporting Standards (IFRS)-compliant consolidated financial
statements of the Rio Tinto Group are prepared on this basis, with the interests of shareholders of both companies presented as the equity interests of shareholders in the Rio Tinto Group. This is in accordance with the principles and requirements of IFRS.
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
About the presentation of our financial statements
All financial statement values are presented in US dollars and rounded to the nearest million (US$m) unless otherwise stated. Where applicable, comparatives have been adjusted to measure or present them on the same basis as current year figures.
Our financial statements for the year ended 31 December 2023 were authorised for issue in accordance with a Directors’ resolution on
21 February 2024.
a. The basis of preparation
The financial information included in the financial statements for the year ended 31 December 2023, and for the related comparative periods, has been prepared:
–under the historical cost convention, as modified by the revaluation of certain financial instruments, the impact of fair value hedge accounting on the hedged items and the accounting for post-
employment assets and obligations;
–on a going concern basis, management has prepared detailed cash flow forecasts for at least 12 months and has updated life-of-mine plan models with longer-term cash flow projections, which
demonstrate that we will have sufficient cash, other liquid resources and undrawn credit facilities to enable us to meet our obligations as they fall due;
–to meet international accounting standards as issued by the
International Accounting Standards Board (IASB) and
interpretations issued from time to time by the IFRS Interpretations
Committee (IFRS IC), which are mandatory at 31 December 2023.
The above accounting standards and interpretations are collectively referred to as “IFRS” in this report and contain the principles we use to create our accounting policies. Where necessary, adjustments are made to the locally reported assets, liabilities, and results of subsidiaries, joint arrangements and associates to align their accounting policies with ours for consistent reporting.
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
A joint arrangement is an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control such that decisions about the relevant activities of the arrangement (those that significantly affect the companies’ returns)
require the unanimous consent of the parties sharing control. We have two types of joint arrangements: joint operations (JOs) and joint ventures (JVs). A JO is a joint arrangement in which the parties that share joint control have rights to the assets and obligations for the liabilities relating to the arrangement. This includes situations where the parties benefit from the joint activity through a share of the output, rather than by receiving a share of the results of trading. For our JOs, shown in note 31, we recognise: our share of assets and liabilities;
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
We use the term “equity accounted units” (EAUs) to refer to associates and JVs collectively. Under the equity accounting method, the investment is recorded initially at cost to the Group, including any goodwill on acquisition. In subsequent periods, the carrying amount of the investment is adjusted to reflect the Group’s share of the EAUs’
retained post-acquisition profit or loss and other comprehensive income.
Our principal JVs and associates are shown in note 32.
In some cases, we participate in unincorporated arrangements and have rights to our share of the assets and obligations for our share of the liabilities of the arrangement rather than a right to a net return, but we do not share joint control. In such cases, we account for these arrangements in the same way as our joint operations, with all such amounts measured in accordance with the terms of the arrangement, which is usually in proportion to our interest in the arrangement.
All intragroup transactions and balances are eliminated
on consolidation.
Financial statements
Corporate information

158	Annual Report on Form 20-F 2023 | riotinto.com
c.Materiality
Our Directors consider information to be material if correcting a misstatement, omission or obscuring could, in the light of surrounding circumstances, reasonably be expected to change the judgement of a reasonable person relying on the financial statements. The Group considers both quantitative and qualitative factors in determining whether information is material; the concept of materiality is therefore not driven purely by numerical values.
When considering the potential materiality of information, management makes an initial quantitative assessment using thresholds based on estimates of profit before taxation; for the years ended 31 December 2023 and 31 December 2022 the quantitative threshold was US$700 million.
However, other considerations can result in a determination that lower values are material or, occasionally, that higher values are immaterial. These considerations include whether a misstatement, omission or obscuring: masks a change or trend in key performance indicators; causes reported key metrics to change from a positive to a negative value or vice-versa; affects compliance with regulatory requirements or other contractual requirements; could result in an increase to management’s compensation; or might conceal an unlawful transaction.
In assessing materiality, management also applies judgement based on its understanding of the business and its internal and external financial statement users. The assessment will consider user expectations of numerical and narrative reporting. Sources used in making this assessment would include, for example: published analyst consensus measures, experience gained in formal and informal dialogue with users (including regulatory correspondence), and peer group benchmarking.
d.Summary of key judgements or other relevant judgements made in applying the accounting policies
The preparation of the financial statements requires management to use judgement in applying accounting policies and in making critical accounting estimates.
These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Areas of judgement in the application of accounting policies that have the most significant effect on the amounts recognised in the financial statements and key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are noted below. Further information is contained in the notes to the financial statements.
Summarised below are the key judgements that we have taken in the application of the Group’s accounting policies for 2023 and how they compare to the prior year. Taking a different judgement over these matters could lead to a material impact on the 2023 financial statements. More detail on the judgement can be found in the respective notes.

Key judgements	2023	2022	Context
Indicators of impairment and impairment reversals (note 4)	✓	✓
Various cash-generating units of the Group have been impaired in previous years and are, therefore, monitored closely for indicators of further impairment or impairment reversal as such adjustments would likely be material to our results.

Deferral of stripping costs (note 13)	✓	✓
The deferral of stripping costs is a key judgement in open-pit mining operations as it impacts the amortisation base for these costs, calculated on a units of production basis; this involves determining whether multiple pits are considered separate or integrated operations, which in turn influences the classification of stripping activities as pre-production or production phase. This judgement relies on various factors that are based on the unique characteristics and circumstances of each mine.

Estimation of asset lives (note 13)	✓	✓
The useful lives of major assets are often linked to the life of the orebody they relate to, which is in turn based on the life-of-mine plan. Where the major assets are not dependent on the life of a related orebody, management applies judgement in estimating the remaining service potential of long-lived assets. The accuracy of estimating these useful lives is essential for determining the appropriate allocation of costs over time, reflecting the consumption of the asset’s economic benefits.

Close-down, restoration and environmental obligations (note 14)	✓	✓
Significant judgement is required to assess the possible extent of closure rehabilitation work needed to fulfil the Group’s legal, statutory, and constructive obligations, along with other commitments to stakeholders.
This involves leveraging our experience in evaluating available options and techniques to meet these obligations, associated costs and their likely timing and, crucially, determining when that estimate is sufficiently reliable to make or adjust a closure provision.

Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	159
Information on other relevant judgements to help understand the financial statements has been incorporated into the relevant accounting policy sections of each note. We have summarised these judgements below:

Other relevant judgements	2023	2022	Context
Identification of functional currencies (f below)	✓	✓
The determination of functional currency is a relevant judgement as it affects the measurement of non-current assets included in the balance sheet and, as a consequence, the depreciation and amortisation of those assets included in the income statement. It also impacts exchange gains and losses included in the income statement and in equity.

Exclusions from underlying EBITDA (note 1)	✓	✓
Judgement is required in excluding items from profit after tax as they are gains and losses that, individually or in aggregate with similar items, are of a nature and size to require exclusion in order to provide additional insight into the underlying business performance.

Determination of cash-generating units (CGUs) (note 4)	✓	✓	Judgement is applied to identify the Group’s CGUs, particularly when assets belong to integrated operations. Changes in asset allocations to CGUs could impact impairment charges and reversals.
Uncertain tax positions (note 10)	✓	✓
Where the amount of tax payable or recoverable is uncertain in any of the jurisdictions in which the Group operates, whether due to the local tax authority challenge or due to uncertainty regarding the appropriate treatment, judgement is required to assess the probability that the adopted treatment will be accepted.

Assessment of indefinite-lived water rights in Quebec (note 12)	✓	✓
We continue to judge the water rights in Quebec to have an indefinite life because we expect the contractual rights to contribute to the efficiency and cost effectiveness of our operations for the foreseeable future. This determination is a relevant judgement as intangible assets that are deemed to have indefinite lives are not amortised; they are reviewed annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment.

Recoverability of deferred tax assets (note 15)	✓	✓
In considering the recoverability of deferred tax assets, judgement is required regarding the extent to which certain risk factors are likely to affect the recovery of these assets, including future profit forecasts.

Lease assessment (note 21)	✓	0	The Group has entered into renewable energy power purchase agreements that require judgements to assess whether the arrangement contains a lease for the relevant power generating assets.
Accounting for the Pilbara Iron Arrangements (note 31)	✓	✓	In assessing the Pilbara Iron Arrangements, judgement is required in concluding whether they collectively constitute a joint arrangement.
Basis of consolidation of Queensland Alumina Limited (note 31)	0	✓
Judgement is required to assess how we consolidate Queensland Alumina
Limited (QAL). As a result of the Australian government imposing Trade
Sanctions against Russia, QAL is not able to process bauxite on behalf of
Rusal entities. Rio Tinto has contributed additional bauxite tonnes to ensure that 100% of production capacity is maintained. We continue to account for
QAL as a joint operation.

Accounting for Minera Escondida Ltda (note 32)	✓	✓	Judgement is required in our determination that Escondida is a joint venture as this impacts the classification of the entity in the financial statements.
Recognition of contingencies (note 37)	✓	✓
Judgement is required to determine whether disclosure is made for material contingent liabilities depending on whether the possibility of any loss arising is considered remote, and whether these can be reliably estimated in order to be quantified.

Financial statements continued

160	Annual Report on Form 20-F 2023 | riotinto.com
e.Key sources of estimation uncertainty
We define key sources of estimation uncertainty as accounting estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year. We summarise below the most significant items and the rationale for their identification. Relevant sensitivities are included within the indicated financial statement notes.

Key accounting estimates	2023	2022	Context
Estimation of the close-down, restoration and environmental cost obligations (note 14)	✓	✓
Close-down, restoration and environment obligations are based on cash flow projections derived from studies that incorporate planned rehabilitation activities, cost estimates and discounting for the time value. Closure studies are performed to a rolling schedule with increased frequency and engineering accuracy for sites approaching end of life. Information from these studies can result in a material change to the associated provisions. The most significant closure provision update related to the Ranger mine at Energy Resources of Australia.  The provision is based on reforecast cash flows, these are subject to further study which could result in material adjustment in the near term.

Estimation of obligations for post- employment costs (note 28)	✓	✓
The value of the Group’s obligations for post-employment benefits is dependent on the amount of benefits that are expected to be paid out, discounted to the balance sheet date. There is significant estimation uncertainty pertaining to the most significant assumptions used in accounting for pension plans, namely the discount rate, the long-term inflation rate and mortality rates.

f.Currency

Other relevant judgements - identification of functional currency
We present our financial statements in US dollars, as that presentation currency most reliably reflects the global business performance of the
Group as a whole.
The functional currency for each subsidiary, unincorporated arrangement, joint operation and equity accounted unit is the currency of the primary economic environment in which it operates. For businesses that reside in developed economies, the functional currency is generally the currency of the country in which it operates because of the dominance of locally incurred costs. If the business resides in an emerging economy, the US dollar is generally identified to be the functional currency as a higher proportion of costs, particularly imported goods and services, are agreed and paid in US dollars, in common with other international investors. Determination of functional currency involves judgement, and other companies may make different judgements based on similar facts.
The determination of functional currency affects the measurement of non-current assets included in the balance sheet and, as a consequence, the depreciation and amortisation of those assets included in the income statement. It also impacts exchange gains and losses included in the income statement and in equity. We also apply judgement in determining whether settlement of certain intragroup loans is neither planned nor likely in the foreseeable future and, therefore, whether the associated exchange gains and losses can be taken to equity.
During 2023, A$15 billion of intragroup loans continued to meet these criteria; associated exchange gains and losses are taken to equity.

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
The principal exchange rates used in the preparation of the financial statements were:

	Full-year average			Year-end
One unit of local currency buys the following number of US dollars	2023	2022	2021	2023	2022	2021
Pound sterling	1.24	1.24	1.38	1.28	1.21	1.35
Australian dollar	0.66	0.69	0.75	0.69	0.68	0.73
Canadian dollar	0.74	0.77	0.80	0.76	0.74	0.78
Euro	1.08	1.05	1.18	1.11	1.07	1.13
South African rand	0.054	0.061	0.068	0.054	0.059	0.063
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	161
g.Mineral Reserves and Mineral Resources
A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade (or quality), and quantity that there are reasonable prospects for eventual economic extraction. An Mineral Reserve is the economically mineable part of a measured or indicated Mineral Resource.
The estimation of Mineral Reserves and Mineral Resources requires judgement to interpret available geological data and subsequently to select an appropriate mining method and then to establish an extraction schedule. At least annually, the Qualified Persons of the Group
(according to the Australasian Code for Reporting of Exploration
Results, Mineral Resources and Mineral Reserves (the JORC Code)),
estimate Mineral Reserves and Mineral Resources using assumptions such as:
–available geological data;
–expected future commodity prices and demand;
–exchange rates;
–production costs;
–transport costs;
–close-down and restoration costs;
–recovery rates;
–discount rates; and
–renewal of mining licences.
With regard to our future commodity price assumptions, to calculate our
Mineral Reserves and Mineral Resources for our filing on the Australian
Securities Exchange and London Stock Exchange, we use prices generated by our Strategy and Economics team (refer to the Climate change section for further details about our pricing methodology). For this Form 20-F, we use consensus price or historical pricing and comply with subpart 1300 of Regulation S-K (SK-1300), instead of with the
JORC code.
We use judgement as to when to include Mineral Resources in
accounting estimates, for example, the use of Mineral Resources in our depreciation policy as described in note 13 and in the determination of the date of closure as described in note 14.
There are many uncertainties in the estimation process and
assumptions that are valid at the time of estimation may change significantly when new information becomes available. New geological or economic data or unforeseen operational issues may change estimates of Mineral Reserves and Mineral Resources. This could cause material adjustments in our financial statements to:
–depreciation and amortisation rates;
–carrying values of intangible assets and property, plant and equipment;
–deferred stripping costs;
–provisions for close-down and restoration costs; and
–recovery of deferred tax assets.
h.Impact of climate change on the Group
The impacts of climate change and the execution of our climate change strategy on our financial statements are discussed below:
Strategy and approach to climate change
In 2021, we put the low-carbon transition at the heart of our business strategy, setting a clear pathway to deliver long-term value as well as ambitious targets to decarbonise our business.
Our targets are to reduce Scope 1 and 2 emissions by 15% by 2025,
50% by 2030 (both relative to our 2018 equity baseline) and to reach net zero emissions by 2050. These targets are aligned with efforts to limit warming to 1.5°C – the stretch long-term goal of the Paris
Agreement. The pathway to reducing our carbon footprint is organised into six global decarbonisation programs focused on renewables,
Pacific aluminium operations, aluminium anodes including ELYSISTM technology, alumina processing decarbonisation, minerals processing decarbonisation and diesel alternatives. Nature-based solutions (NbS)
and carbon credits complement our decarbonisation programs. By 2025 we expect to have made financial commitments to abatement projects on renewables, diesel replacement and process heat that will achieve more than 15% of Group emissions, however, our actual emissions abatement will lag these. To accelerate these activities, we established the Rio Tinto Energy and Climate Team led by our Chief
Decarbonisation Officer. To deliver our decarbonisation strategy, we estimate that we will invest around US$5 billion to US$6 billion in capital between 2022 to 2030 (revised from US$7.5 billion in prior year, due to the increased role of commercial contracts treated as operating expenditure and our expected timeline of fleet electrification roll out post
2030). This excludes capitalised voluntary and compliance-based offset costs.
Our approach to addressing Scope 3 emissions is to engage with our customers on climate change and work with them to develop and scale up the technologies to decarbonise steel and aluminium production.
Our forecast growth capital expenditure captures new growth
opportunities with a focus on materials that are expected to see strong demand growth from the low carbon transition. This includes our investment in Simandou, completion of the Oyu Tolgoi underground copper-gold mine and investment in new copper and lithium projects.
Our budget for central greenfield exploration mainly focuses on copper with a growing battery materials program.
Decarbonisation investment decisions are made under a dedicated evaluation framework, which includes consideration of the value of the investment and its impact on the cost base, the level of abatement, the maturity of the technology, the competitiveness of the asset and its policy context, and alternative options on the pathway to net zero.
Projects are also assessed against our approach to a just transition, with consideration of the impact on employees, local communities, and industry.
Financial statements continued

162	Annual Report on Form 20-F 2023 | riotinto.com
Climate change scenarios
Our strategy and approach to climate change are informed by our analysis of the interplay of global megatrends, explored through the lens of plausible global scenarios. These set the context for our industry and underpin our commodity price outlooks, portfolio and capital allocation choices and how we operate as a business.  There are many plausible scenarios for global energy transition, all with different impacts on future commodity price outcomes. We did not fundamentally change our scenarios in 2023, but have updated the temperature outcomes in 2100 based on the Sixth Assessment Report of the Intergovernmental Panel
on Climate Change. The following two core scenarios are used to generate a single central reference case for use in commodity price forecasts, valuation models, reserves and resources determination and in determining estimates for assets and liabilities in our financial statements, as was the case in the prior year:
–Competitive Leadership scenario, limiting global warming to between
1.6°C-2°C (previously 2°C) by 2100, reflects a rapidly developing world of high growth and strong climate action post-2030, with change driven by policy and competitive innovation. As a result, we expect that countries achieve their Glasgow Climate Pact
commitments agreed at the UN Climate Summit (COP26). Global
weighted average carbon prices are forecast to rise rapidly at an average of 8% per year over the next three decades, reaching
US$42/tCO2e in 2030, and rising rapidly post-2030 to incentivise significant mitigation in industrial sectors post-2030.
–Fragmented Leadership scenario, with global warming to between
2.1-2.5°C (previously exceeding 2.5°C) by 2100, is characterised by limited progress on policy reform with volatile low growth. We expect that nations eventually achieve their 2030 Nationally Determined
Contributions as agreed in Paris in 2015 but fail to progress towards long-term carbon goals agreed at COP26. Global weighted average carbon prices are forecast to rise slowly, at an average of 2.9% per year over the period to 2050, reaching US$42 in 2030; but remain too low post-2030 to incentivise significant mitigation in industrial sectors resulting in flat global emissions post-2030.
We note with concern that at the UN Climate Summit in late 2023
(COP28), it was evident in the global stock take that progress to decarbonise the global economy is falling short of the goal to limit warming to 1.5°C by 2100 and that current climate policies in many countries are not yet aligned with their stated ambitions. Consequently, neither of our two core scenarios are consistent with the expectation of climate policies required to accelerate the global transition to meet the stretch goal of the Paris Agreement. Although our operational emissions reduction targets align with the goals of the Paris Agreement, our two core scenarios do not. As a result, we also assess our sensitivity and test the economic performance of our business against a scenario we have developed to reflect our view of the global actions required to meet the stretch goal of the Paris Agreement. We refer to this Paris-aligned scenario as the Aspirational Leadership scenario.
The Aspirational Leadership scenario reflects a world of high growth, significant social change and accelerated climate action. Global weighted average carbon prices rise rapidly – at an average of 9.3%
per year over the next three decades – reaching $59/tCO2e in 2030 and incentivise rapid and deep reductions in industrial emissions post-2030.
Despite geopolitical differences, major economies work together through multilateral frameworks and proactively work towards limiting temperature change to 1.5°C by 2100. The Aspirational Leadership scenario is a commodity sales price and carbon tax sensitivity, with all other inputs remaining equal to our Reference Case. It is built by design to reach net zero emissions globally by 2050 and help us better understand the pathways to meet the Paris Agreement goal, and what this could mean for our business. It is used for strategy and risk discussions, including analysis of sensitivity to our view of a Paris-
aligned pathway and comparison of relative economic performance to our core scenarios.
Importantly, none of our three scenarios are considered a definitive representation for our assessment of the future impact of climate change on the Group. Scenario modelling has inherent limitations and, by its nature, allows a range of possible outcomes to be considered where it is impossible to predict which outcome is likely.
We do not publish the commodity price forecasts associated with these scenarios, as to do so would weaken our position in commercial negotiations and might give rise to concerns from other market participants.
Low-carbon transition risks and opportunities, financial
resilience of our portfolio
Through our strategy process, we compare the economic performance of our portfolio under our two core scenarios and the Aspirational
Leadership scenario. This indicates that, overall, the economic performance of our portfolio would be stronger in scenarios with proactive climate action, particularly in relation to aluminium, copper and higher-grade iron ore. This reflects anticipated increased demand for these commodities in the low-carbon transition.
We anticipate that our Group’s overall economic performance will be the strongest under the Competitive Leadership scenario and the weakest under the Fragmented Leadership scenario.  Our Aspirational
Leadership scenario predicts the Group's overall economic performance would fall between the Fragmented Leadership and Competitive
Leadership scenarios. This reflects higher estimated economic performance for our copper and aluminium businesses in the
Aspirational Leadership scenario, based on their higher price profiles, offset by higher expected carbon penalties across our operating jurisdictions, and lower prices for lower grade iron ore products. Refer below for our assessment of the accounting implications of forecast commodity pricing in the Aspirational Leadership scenario.
We carefully monitor and manage transition risks linked to our operational Scope 1 and 2 emissions and value-chain Scope 3
emissions.  In particular, we expect the decarbonisation of our assets to benefit from the implementation of new technologies. The pace of technological development is uncertain, which could delay or increase the cost of our decarbonisation efforts.
Physical risk impacts
In 2022, we launched the Physical Resilience Program across the
Group starting with the asset-level resilience assessment in iron ore operations in the Pilbara and aluminium operations in the Saguenay. In
2023, we continued to make progress in a Group-wide, top-down assessment to further understand the risks and opportunities associated with physical climate change and to quantify any financial impacts, in addition to the site-specific, bottom-up assessments, which will continue in the foreseeable future. Asset-level resilience assessments conducted across our Canadian sites, including
Saguenay, Kitimat, and IOC; our iron ore project at Simandou in
Guinea; at Weipa and Yarwun in Australia as well as our ongoing review processes, including impairment assessments, have not identified any material accounting impacts to date. For example, in 2023, no write-offs were necessary in the Pilbara, where certain infrastructure assets, such as transmission lines, that have reached the end of their natural lives are being replaced with climate resilient infrastructure. In addition, we do not foresee the renewal of our contractual water rights in Canada that have been classified as indefinite-lived intangible assets to be at risk from climate change (note 12). Further, closure planning considers future climate change projections at each step of the process to support safe and appropriate final landform design.
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	163
NbS, carbon credits and renewable energy certificates
(RECs)
While prioritising emissions reductions at our operations, we are also investing in NbS that can bring benefits to people, nature and climate.
We have three pathways to securing carbon credits: investment in
Australian Carbon Credit Units (ACCUs), the development of our own voluntary projects and commercial agreements with voluntary carbon credit developers. We may use high quality carbon credits from these projects towards our 2030 target. This will complement our abatement project portfolio and support our compliance with carbon pricing regulation such as the Safeguard Mechanism in Australia
(approximately half of our Group emissions are subject to carbon pricing regulation in Australia, Canada and elsewhere).
In March 2023, the Australian Parliament legislated to introduce reforms to the Safeguard Mechanism that apply from 1 July 2023. In the short-
to-medium term, we anticipate that a number of our facilities will be above the legislated baseline, requiring us to purchase and surrender
ACCUs. In 2023, we purchased US$61 million (2022: US$33 million) of carbon credits and RECs. They have been acquired for our own use and are accounted for as intangible assets (note 12).
Accounting impacts from executing our strategy
Global decarbonisation and the world’s energy transition continue to evolve, with the potential to materially impact our future financial results as our significant accounting judgements and key estimates are updated to reflect prevailing circumstances. In response, carrying values of assets and liabilities could be materially affected in future periods. Our current strategy and approach to decarbonise our operations and achieve our Scope 1 and 2 emissions targets are considered in our significant judgements and key estimates reflected in these financial results.
Progressing our strategy to grow in materials needed for the low-
carbon transition
As part of our strategy to grow in materials essential for the energy transition we progressed our high-grade iron ore project in Simandou, we continued to invest in our copper portfolio and the Rincon lithium project. These projects follow our existing accounting policies on undeveloped properties and cost capitalisation.
As discussed in note 5, we entered into an agreement with Giampaolo
Group to form the Matalco joint venture for a combined consideration of
US$738 million to meet a growing demand for recycled aluminium solutions. The investment is accounted for under the equity method. In
2023, we also invested US$45 million in a copper project known as
Nuevo Cobre accounted for as an investment in a partially owned subsidiary (note 5).
Decarbonising our portfolio
As part of our decarbonisation programs, we invested US$94 million
(2022: US$86 million) in various decarbonisation projects, all capitalised on balance sheet. Our operating expenditure on Scope 1, 2 and 3 energy efficient initiatives and research and development (R&D) costs, inclusive of our equity share of R&D related to ELYSISTM, was
US$234 million (2022: US$138 million), all recognised in the income statement (note 7). Our capital commitments related to decarbonisation in 2023 totalled US$123 million (2022: US$8 million)and included the
Amrun renewable power purchase agreement (PPA) classifed as a lease not yet commenced (note 37).
In addition, we invested US$36 million (2022: US$42 million) in entities specialising in decarbonisation and related technology, accounted for as financial assets, and Australian Integrated Carbon (AIC), a leading developer of high-quality carbon credits, which is an equity accounted unit.
Given the significant investments we are making to abate our carbon emissions, we have considered the potential for asset obsolescence, with a particular focus on our Pilbara operations where we are building our own renewable assets and are prioritising investment in renewables to switch away from natural gas power generation. No material changes to useful economic lives have been identified in the current year as the assets are expected to be required for the transition (note 13). As the renewable projects progress, it is possible that such adjustments may be identified in the future.
Large scale renewable power off-take arrangements require judgement to determine the appropriate accounting treatment and may result in a lease, a derivative or an executory contract depending on contractual terms (refer to note 21 for further information on significant judgements in lease assessment). The renewable solar PPAs at Richards Bay
Minerals (RBM) will be accounted for on an accrual basis as energy is produced, while the renewable offtake arrangements at QIT
Madagascar Minerals (QMM) and Amrun are leases.
As part of the program to develop renewable energy solutions for our
Queensland aluminium assets, on 22 December 2023 we entered into a long-term renewable 1.1GW PPA at Upper Calliope Solar Farm, to buy renewable electricity and associated green products to be generated in the future. The contract is accounted for as a level 3 financial derivative with a zero fair value at inception and an immaterial value at year end. The derivative will require complex measurement over the contract’s term.
No adjustments to useful lives of the existing fleet have been identified to date as a result of planned fleet electrification in the Pilbara and the purchase of battery-powered locomotives in the prior period. The solutions are still in development or pilot stages and the gradual fleet replacement is intended to be part of the normal lifecycle renewal of trucks. Depending on technological development, which is highly uncertain, this could lead to accelerated depreciation in the future.
Similarly, our target to have net zero vessels in our portfolio by 2030 has not given rise to accounting adjustments to date, as the replacement is planned as part of the lifecycle renewal. The energy efficiency double digestion project at Queensland Alumina refinery does not reduce the economic lives of the underlying alumina assets, but could lower operating costs and improve margins. The expenditure on our own carbon abatement projects and technology advancements follows existing accounting policies on cost capitalisation, research and development costs.
Impairment - sensitivities to climate change
In our impairment review process we consider the risks associated with climate change.
The Gladstone alumina refineries are responsible for more than half of our Scope 1 carbon dioxide emissions in Australia and therefore have been a key focus as we evaluate options to decarbonise our assets.
The legislated Safeguard Mechanism reforms referred to above, difficult trading conditions, together with our improved understanding of the capital requirements for decarbonisation, were identified as impairment triggers and an impairment of US$1,175 million was recognised during the year at the Yarwun alumina refinery and Queensland Alumina
Limited (note 4). The recoverable amount included the benefits of an energy efficiency digestion project at Queensland Alumina refinery. This does not reduce the economic lives of the underlying alumina assets but could lower operating costs and improve margins.
Following the impairment in 2022, we continue to evaluate lower emission power solutions for the Boyne smelter that could extend its life to at least 2040. In such circumstances, the net present value of the forecast future cash flows could support the reversal of past impairments. In note 4 we illustrated the sensitivity of the refineries valuations to the cost of carbon credits.
Under the Aspirational Leadership scenario, which is not used in the preparation of these financial statements, nor for budgeting purposes, the economic performance of copper and aluminium is expected to be stronger under supply and demand forward pricing curves, which we believe will be consistent with the Paris Agreement. It is possible therefore, under certain conditions, that historical impairments associated with these assets could reverse.
In the Aspirational Leadership scenario, the prices for lower-grade iron ore are supported in the medium term by an assumed underlying increase in GDP-driven demand. However, in the longer term, we assume the pricing for lower-grade iron ore to be weaker than in our core scenarios. This will depend on the development of low-carbon steel technology, the pace of which is uncertain, but is expected to be
Financial statements continued

164	Annual Report on Form 20-F 2023 | riotinto.com
offset by higher prices for higher-grade iron ore. Consistent with the prior year, this is very unlikely to give rise to impairment triggers for
2024 or in the short- to medium-term due to the high returns on capital employed in the Pilbara and the slow deployment of low-carbon steel technology.
Use of Paris-aligned accounting
Forecast commodity prices, including carbon prices, incorporated into a blend of our two scenarios are used to inform critical accounting estimates included as inputs to impairment testing, estimation of remaining economic life for units of production depreciation and discounting closure and rehabilitation provisions. These prices represent our best estimate of actual market outcomes based on the range of future economic conditions regarding matters largely outside our control, as required by IFRS. As neither of our core scenarios represents the Group’s view of the goals of the Paris Agreement, our commodity price assumptions used in accounting estimates are not consistent with the expectation of climate policies required to accelerate the global transition to meet the goals of the Paris Agreement. As described above, we use our Aspirational Leadership scenario to understand the sensitivity of these estimates to Paris-aligned assumptions.
We completed the divestments of our coal businesses in 2018 and no longer mine coal, but retained a contingent royalty income from these divestments. Recent favourable coal prices exceeded contractual benchmark levels and resulted in the cash royalty receipt of
US$38 million during 2023. We also carry royalty receivables of
US$214 million on our balance sheet at 31 December 2023, measured at fair value (note 24). The fair value of this balance may be adversely impacted in the future by a faster pace of transition to a low carbon economy, but this impact is not expected to be material.
Closure dates and cost of closure are also sensitive to climate assumptions, including precipitation rates, but no material changes have been identified in the year specific to climate change that would require a material revision to the provisions in 2023. For those commodities with higher forward price curves under the Aspirational
Leadership scenario, it may be economical to mine lower mineral grades, which could result in the conversion of additional Mineral
Resources to Mineral Reserves and therefore longer dated closure.
Overall, based on the Aspirational Leadership scenario pricing outcomes, and with all other assumptions remaining consistent with those applied to our 2023 financial statements, we do not currently envisage a material adverse impact of the 1.5°C Paris-aligned sensitivity on asset carrying values, remaining useful life, or closure and rehabilitation provisions for the Group. It is possible that other factors may arise in the future, which are not known today, that may impact this assessment.
Additional commentary on the impact of climate change on our business is included in the following notes:
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	165
i.New standards issued and effective in the current year
Our financial statements have been prepared on the basis of
accounting policies consistent with those applied in the financial statements for the year ended 31 December 2022, except for the accounting requirements set out below, effective as at 1 January 2023.
Deferred Tax related to Assets and Liabilities arising from a
Single Transaction (Amendments to IAS 12 “Income
Taxes”), mandatory in 2023 and endorsed by the UK)
At 1 January 2023, we adopted narrow-scope amendments to IAS 12 and have restated comparative periods in accordance with the transition arrangements. These amendments introduce an exception to the initial recognition exemption application for transactions giving rise to equal and offsetting taxable and deductible temporary differences.
Under the amendments, separate deferred tax assets and liabilities are calculated and recognised, prior to application of any required recovery testing and permitted offsetting, and subsequent movements in those deferred tax assets and liabilities are recognised in the income statement. Our previous accounting policy stated that “where the recognition of an asset and liability from a single transaction gives rise to equal and offsetting temporary differences, we apply the initial recognition exemption allowed by IAS 12, and consequently recognise neither a deferred tax asset nor a deferred tax liability in respect of these temporary differences”.
The most significant impact of implementing these amendments is from temporary differences related to the Group’s provisions for close-down and restoration, and lease obligations and corresponding capitalised closure costs and right-of-use assets. Adjustments to deferred tax assets and liabilities related to these balances have been recognised as at 1 January
2021, being the beginning of the earliest comparative period to be presented in the financial statements for the year ended 31 December
2023, with the cumulative effect recognised as an adjustment to retained earnings or other components of equity at that date. For other transactions, the impact of which was immaterial, the amendments apply only to those taking place on or after 1 January 2021. The impact on equity attributable to owners of Rio Tinto at 1 January 2023 of implementing the amendments to IAS 12 is as follows:

At 1 January	2023 US$m	2022 US$m	2021 US$m
Equity attributable to owners of Rio Tinto (previously reported)	50,175	51,415	47,054
Impact of IAS 12 amendments(a)	459	515	516
Restated equity attributable to owners of Rio Tinto	50,634	51,930	47,570
(a)Retained earnings adjustments at 1 January 2023 and 2022 include the impact of income statement adjustments for the years ended 31 December 2022 and 2021, respectively.
The restatement of deferred tax balances for the comparative reporting date is as follows:

31 December 2022
US$m
Deferred tax assets (previously reported)	2,766
Impact of IAS 12 amendments	30
Deferred tax assets (restated)	2,796

Deferred tax liabilities (previously reported)	(3,601)
Impact of IAS 12 amendments	437
Deferred tax liabilities (restated)	(3,164)

Net impact of IAS 12 amendments on deferred tax balances	467
Comprising, prior to offsetting of balances:
Deferred tax assets arising from:
- Provisions and other liabilities	1,586
- Capital allowances	(57)
1,529
Deferred tax liabilities arising from Capital allowances	(1,062)
Restatement of pre-offset balances at 31 December 2022 represents additional gross deferred tax liabilities of US$922 million and gross deferred tax assets of US$1,380 million in relation to close-down and restoration obligations and related capitalised closure costs, and additional gross deferred tax liabilities of US$140 million and gross deferred tax assets of US$149 million in relation to lease liabilities and related right-of-use assets.
The impact of restatement on net earnings for the years ended
31 December 2021 and 31 December 2022 were a net credit of
US$22 million and net charge of US$28 million, respectively, related to depreciation of closure and right of use assets and settlement of closure and lease liabilities.
IFRS 17 “Insurance Contracts” and Amendments to IFRS
17 “Insurance Contracts” (mandatory in 2023 and endorsed
by the UK)
We implemented IFRS 17 and related amendments on 1 January 2023, which provides consistent principles for all aspects of accounting for insurance contracts. The standard does not have a material impact on the Group.
Financial statements continued

166	Annual Report on Form 20-F 2023 | riotinto.com
Amendments to IAS 1 “Presentation of Financial
Statements”, IFRS Practice Statement 2 “Making Materiality
Judgements” and Amendments to IAS 8 “Accounting
policies, Changes in Accounting Estimates and Errors”
We adopted Amendments to IAS 1 and IFRS Practice Statement 2, requiring companies to disclose their material accounting policies rather than their significant accounting policies. The amendments do not have a material impact on the Group.
We adopted Amendments to IAS 8 clarifying how companies should distinguish changes in accounting policies generally applied retrospectively, from changes in accounting estimates applied prospectively. The amendments introduce a new definition for accounting estimates clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments do not have a material impact on the Group.
The Organisation for Economic Co-operation and
Development’s (OECD) Pillar Two Rules
We have adopted the amendments to IAS 12 issued in May 2023, which provide a temporary mandatory exception from the requirement to recognise and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules, including tax law that implements qualified domestic minimum top-up taxes described in those rules. Under these amendments, any
Pillar Two taxes incurred by the Group will be accounted for as current taxes from 1 January 2024.
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	167

	Note	2023 US$m	2022 US$m Restated (a)	2021 US$m Restated (a)
Consolidated operations
Consolidated sales revenue	1, 6	54,041	55,554	63,495
Net operating costs (excluding items disclosed separately)	7	(37,052)	(34,770)	(32,690)
Net impairment (charges)/reversals	4	(936)	150	(269)
Loss on disposal of interest in subsidiary	5	—	(105)	—
Exploration and evaluation expenditure (net of profit from disposal of interests in undeveloped projects)	8	(1,230)	(896)	(719)
Operating profit		14,823	19,933	29,817
Share of profit after tax of equity accounted units		675	777	1,042
Impairment of investments in equity accounted units	4	—	(202)	—
Profit before finance items and taxation		15,498	20,508	30,859
Finance items
Net exchange (losses)/gains on external net debt and intragroup balances		(251)	253	802
Losses on derivatives not qualifying for hedge accounting		(54)	(424)	(231)
Finance income	9	536	179	64
Finance costs	9	(967)	(335)	(243)
Amortisation of discount on provisions	14, 36	(977)	(1,519)	(418)
		(1,713)	(1,846)	(26)
Profit before taxation		13,785	18,662	30,833
Taxation	10	(3,832)	(5,614)	(8,236)
Profit after tax for the year		9,953	13,048	22,597
– attributable to owners of Rio Tinto (net earnings)		10,058	12,392	21,115
– attributable to non-controlling interests		(105)	656	1,482

Basic earnings per share	2	620.3c	765.0c	1,304.7c
Diluted earnings per share	2	616.5c	760.4c	1,296.3c
(a)Comparative information has been restated to reflect the adoption of narrow-scope amendments to IAS 12. Refer to page 166 for details.
The notes on pages 158 to 167 and pages 173 to 237 are an integral part of these consolidated financial statements.
Financial statements continued
Group Income Statement
Years ended 31 December

168	Annual Report on Form 20-F 2023 | riotinto.com

	Note	2023 US$m	2022 US$m Restated (a)	2021 US$m Restated (a)
Profit after tax for the year		9,953	13,048	22,597

Other comprehensive income/(loss)
Items that will not be reclassified to the income statement:
Re-measurement (losses)/gains on pension and post-retirement healthcare plans	28	(461)	578	1,026
Changes in the fair value of equity investments held at fair value through other comprehensive income (FVOCI)		(24)	—	5
Tax relating to these components of other comprehensive income	10	152	(123)	(305)
Share of other comprehensive (losses)/income of equity accounted units, net of tax		(3)	5	12
		(336)	460	738

Items that have been/may be subsequently reclassified to the income statement:
Currency translation adjustment(b)		644	(2,399)	(1,865)
Currency translation on subsidiary disposed of, transferred to the income statement		—	105	—
Fair value movements:
– Cash flow hedge gains/(losses)		30	(167)	(211)
– Cash flow hedge (gains)/losses transferred to the income statement		(39)	106	14
Net change in costs of hedging reserve	35	5	4	(18)
Tax relating to these components of other comprehensive loss	10	1	21	62
Share of other comprehensive income/(losses) of equity accounted units, net of tax		14	(27)	(12)
		655	(2,357)	(2,030)
Total other comprehensive income/(loss) for the year, net of tax		319	(1,897)	(1,292)
Total comprehensive income for the year		10,272	11,151	21,305
– attributable to owners of Rio Tinto		10,335	10,649	19,895
– attributable to non-controlling interests		(63)	502	1,410
(a)Comparative information has been restated to reflect the adoption of narrow-scope amendments to IAS 12. Refer to page 166 for details.
(b)Excludes a currency translation gain of US$47 million (2022: charge of US$240 million; 2021: charge of US$211 million) arising on Rio Tinto Limited’s share capital for the year ended
31 December 2023, which is recognised in the Group statement of changes in equity. Refer to the Group statement of changes in equity on page 172.
The notes on pages 158 to 167 and pages 173 to 237 are an integral part of these consolidated financial statements.
Financial statements
Group Statement of Comprehensive Income
Years ended 31 December

Annual Report on Form 20-F 2023 | riotinto.com	169

	Note	2023 US$m	2022 US$m	2021 US$m
Cash flows from consolidated operations(a)		20,251	23,158	33,936
Dividends from equity accounted units		610	879	1,431
Cash flows from operations		20,861	24,037	35,367
Net interest paid		(612)	(573)	(438)
Dividends paid to holders of non-controlling interests in subsidiaries		(462)	(421)	(1,090)
Tax paid		(4,627)	(6,909)	(8,494)
Net cash generated from operating activities		15,160	16,134	25,345
Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	1	(7,086)	(6,750)	(7,384)
Sales of property, plant and equipment and intangible assets		9	—	61
Acquisitions of subsidiaries, joint ventures and associates	5	(834)	(850)	—
Disposals of subsidiaries, joint ventures, joint operations and associates	5	—	80	4
Purchases of financial assets		(39)	(55)	(45)
Sales of financial assets(b)(c)		1,220	892	114
Net (funding of)/receipts from equity accounted units		(144)	(75)	6
Other investing cash flows(d)		(88)	51	85
Net cash used in investing activities		(6,962)	(6,707)	(7,159)
Cash flows before financing activities		8,198	9,427	18,186
Cash flows from financing activities
Equity dividends paid to owners of Rio Tinto	3	(6,470)	(11,727)	(15,357)
Proceeds from additional borrowings(e)	19, 20	1,833	321	1,488
Repayment of borrowings and associated derivatives(e)	19, 20	(310)	(790)	(1,707)
Lease principal payments	19	(426)	(374)	(358)
Proceeds from issue of equity to non-controlling interests		127	86	66
Purchase of non-controlling interest(f)	5, 30	(33)	(2,961)	—
Other financing cash flows		2	(28)	6
Net cash used in financing activities		(5,277)	(15,473)	(15,862)
Effects of exchange rates on cash and cash equivalents		(23)	15	100
Net increase/(decrease) in cash and cash equivalents		2,898	(6,031)	2,424
Opening cash and cash equivalents less overdrafts		6,774	12,805	10,381
Closing cash and cash equivalents less overdrafts	22	9,672	6,774	12,805

Notes to the Group Cash Flow Statement
(a) Cash flows from consolidated operations	Note	2023 US$m	2022 US$m	2021 US$m
Profit after tax for the year (comparative restated)(g)		9,953	13,048	22,597
Adjustments for:
– Taxation (comparative restated)(g)		3,832	5,614	8,236
– Finance items		1,713	1,846	26
– Share of profit after tax of equity accounted units		(675)	(777)	(1,042)
– Loss on disposal of interest in subsidiary	5	—	105	—
– Impairment charges of investments in equity accounted units after tax	4	—	202	—
– Net impairment charges/(reversals)	4	936	(150)	269
– Depreciation and amortisation		5,334	5,010	4,697
– Provisions (including exchange differences on provisions)		1,470	1,006	1,903
– Pension settlement		—	—	(291)
Utilisation of other provisions	36	(104)	(176)	(128)
Utilisation of provisions for close-down and restoration	14	(777)	(609)	(541)
Utilisation of provisions for post-retirement benefits and other employment costs	26	(277)	(254)	(231)
Change in inventories		(422)	(1,185)	(1,397)
Change in receivables and other assets(h)		(418)	20	(367)
Change in trade and other payables		(86)	700	685
Other items(i)		(228)	(1,242)	(480)
		20,251	23,158	33,936
(b)In 2023, we received net proceeds of US$1,157 million (2022: US$352 million and 2021: US$107 million) from our sales and purchases of investments within a separately managed portfolio of fixed income instruments. Refer to note 19 for details. Purchases and sales of these securities are reported on a net cash flow basis within “Sales of financial assets” or “Purchases of financial assets” depending on the overall net position at each reporting date.
(c)In 2022, Sale of financial assets includes US$525 million of cash received from the sale of the gross production royalty at the Cortez Complex in Nevada, USA. Refer to note 1 and note 7.
(d)In 2022, Other investing cash flows includes inflows relating to payments from a trust fund controlled by the Government of Australia to Energy Resources Australia (ERA) for closure activity that has been completed. At 31 December 2023 the total amount held in the trust fund was US$349 million (31 December 2022: US$329 million). In 2021, Other investing cash flows included a net settlement upon completion of a transaction increasing the Group’s 60% share in the Diavik Diamond Mine to sole ownership.
(e)On 7 March 2023, we issued US$650 million 10-year fixed rate, and US$1.1 billion of 30-year fixed rate, SEC-registered bonds. The 10-year notes, which mature on 9 March 2033, have a coupon of
5% and the 30-year notes, which mature on 9 March 2053, have a coupon of 5.125%. The funds were received net of issuance fees and discount. There were no debt securities issued during the year ended 31 December 2022. In 2021, we issued US$1.25 billion 30-years fixed rate SEC-registered debt securities, which expire on 2 November 2051, with a coupon of 2.75%. The funds were received net of issuance fees and discount. We also completed a US$1.2 billion (nominal value) bond buyback program.
(f)On 16 December 2022, we acquired the remaining 49% share of Turquoise Hill Resources for expected consideration of US$3.2 billion inclusive of transaction fees. At 31 December 2022,
US$2,961 million had been paid, including US$33 million of transaction costs. In 2023, further transaction costs of US$33 million were paid, the balance to dissenting shareholders remains unpaid.
(g)Comparative information has been restated to reflect the adoption of narrow-scope amendments to IAS 12. Refer to page 166 for details.
(h)In 2021, the Mongolian Tax Authority required payment by Oyu Tolgoi of US$356 million in relation to disputed tax matters. Oyu Tolgoi continues to dispute the matters and has classified amounts subject to international arbitration as prepayments pending resolution.
(i)Other items includes the recognition of realised losses of US$57 million on currency forwards not designated as hedges (2022: realised losses US$459 million, 2021: realised losses
US$131 million). In 2022, other items also included the deduction of the US$432 million relating to the gain recognised on sale of the Cortez royalty shown in “Sale of financial assets” and in
2021 other items included US$336 million relating to a gain on recognition of a new wharf at Kitimat, Canada with no associated cash flow.
The notes on pages 158 to 167 and pages 173 to 237 are an integral part of these consolidated financial statements.
Financial statements continued
Group Cash Flow Statement
Years ended 31 December

170	Annual Report on Form 20-F 2023 | riotinto.com

	Note	2023 US$m	2022 US$m Restated (a)
Non-current assets
Goodwill	11	797	826
Intangible assets	12	4,389	3,645
Property, plant and equipment	13	66,468	64,734
Investments in equity accounted units		4,407	3,298
Inventories	16	214	203
Deferred tax assets	15	3,624	2,796
Receivables and other assets	17	1,659	1,893
Other financial assets	23	481	406
		82,039	77,801
Current assets
Inventories	16	6,659	6,213
Receivables and other assets	17	3,945	3,478
Tax recoverable		115	347
Other financial assets	23	1,118	2,160
Cash and cash equivalents	22	9,673	6,775
		21,510	18,973
Total assets		103,549	96,774

Current liabilities
Borrowings	20	(824)	(923)
Leases	21	(345)	(292)
Other financial liabilities	23	(273)	(69)
Trade and other payables	18	(8,238)	(8,047)
Tax payable		(542)	(223)
Close-down and restoration provisions	14	(1,523)	(1,142)
Provisions for post-retirement benefits and other employment costs	26	(361)	(353)
Other provisions	36	(637)	(554)
		(12,743)	(11,603)
Non-current liabilities
Borrowings	20	(12,177)	(10,148)
Leases	21	(1,006)	(908)
Other financial liabilities	23	(513)	(904)
Trade and other payables	18	(596)	(604)
Tax payable		(31)	(36)
Deferred tax liabilities	15	(2,584)	(3,164)
Close-down and restoration provisions	14	(15,627)	(14,617)
Provisions for post-retirement benefits and other employment costs	26	(1,197)	(1,305)
Other provisions	36	(734)	(744)
		(34,465)	(32,430)
Total liabilities		(47,208)	(44,033)
Net assets		56,341	52,741

Capital and reserves
Share capital
– Rio Tinto plc	34	207	207
– Rio Tinto Limited	34	3,377	3,330
Share premium account		4,324	4,322
Other reserves	35	8,328	7,755
Retained earnings	35	38,350	35,020
Equity attributable to owners of Rio Tinto		54,586	50,634
Attributable to non-controlling interests		1,755	2,107
Total equity		56,341	52,741
(a)Comparative information has been restated to reflect the adoption of narrow-scope amendments to IAS 12. Refer to page 166 for details.
The notes on pages 158 to 167 and pages 173 to 237 are an integral part of these consolidated financial statements.
The financial statements on pages 158 to 237 were approved by the directors on 21 February 2024 and signed on their behalf by

Dominic Barton Chair	Jakob Stausholm Chief Executive	Peter Cunningham Chief Financial Officer
Financial statements
Group Balance Sheet
At 31 December

Annual Report on Form 20-F 2023 | riotinto.com	171

Year ended 31 December 2023	Attributable to owners of Rio Tinto
	Share capital (note 34) US$m	Share premium account US$m	Other reserves (note 35) US$m	Retained earnings (note 35) US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance as previously reported	3,537	4,322	7,805	34,511	50,175	2,099	52,274
Adjustment for transition to new accounting pronouncements(a)	—	—	(50)	509	459	8	467
Restated opening balance	3,537	4,322	7,755	35,020	50,634	2,107	52,741
Total comprehensive income for the year(b)	—	—	585	9,750	10,335	(63)	10,272
Currency translation arising on Rio Tinto Limited's share capital	47	—	—	—	47	—	47
Dividends (note 3)	—	—	—	(6,466)	(6,466)	(462)	(6,928)
Newly consolidated operation (note 5)	—	—	—	—	—	33	33
Own shares purchased from Rio Tinto shareholders to satisfy share awards to employees(c)	—	—	(78)	(17)	(95)	—	(95)
Change in equity interest held by Rio Tinto (note 30)	—	—	—	(13)	(13)	13	—
Treasury shares reissued and other movements	—	2	—	—	2	—	2
Equity issued to holders of non-controlling interests	—	—	—	—	—	127	127
Employee share awards charged to the income statement	—	—	66	76	142	—	142
Closing balance	3,584	4,324	8,328	38,350	54,586	1,755	56,341

Year ended 31 December 2022	Attributable to owners of Rio Tinto
	Share capital (note 34) US$m	Share premium account US$m	Other reserves (note 35) US$m	Retained earnings (note 35) US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance as previously reported(d)	3,777	4,320	9,998	33,320	51,415	5,158	56,573
Adjustment for transition to new accounting pronouncements(a)	—	—	(22)	537	515	8	523
Restated opening balance	3,777	4,320	9,976	33,857	51,930	5,166	57,096
Total comprehensive income for the year(b)	—	—	(2,193)	12,842	10,649	502	11,151
Currency translation arising on Rio Tinto Limited's share capital	(240)	—	—	—	(240)	—	(240)
Dividends (note 3)	—	—	—	(11,716)	(11,716)	(421)	(12,137)
Own shares purchased from Rio Tinto shareholders to satisfy share awards to employees(c)	—	—	(84)	(16)	(100)	—	(100)
Change in equity interest held by Rio Tinto	—	—	—	701	701	(3,907)	(3,206)
Treasury shares reissued and other movements	—	2	—	—	2	—	2
Equity issued to holders of non-controlling interests	—	—	—	(711)	(711)	797	86
Employee share awards charged to the income statement	—	—	56	63	119	—	119
Transfers and other movements	—	—	—	—	—	(30)	(30)
Closing balance (restated)	3,537	4,322	7,755	35,020	50,634	2,107	52,741

Year ended 31 December 2021	Attributable to owners of Rio Tinto
	Share capital (note 34) US$m	Share premium account US$m	Other reserves (note 35) US$m	Retained earnings (note 35) US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance as previously reported	3,988	4,314	11,960	26,792	47,054	4,849	51,903
Adjustment for transition to new accounting pronouncements(a)	—	—	—	516	516	7	523
Restated opening balance	3,988	4,314	11,960	27,308	47,570	4,856	52,426
Total comprehensive income for the year(b)	—	—	(1,938)	21,833	19,895	1,410	21,305
Currency translation arising on Rio Tinto Limited's share capital	(211)	—	—	—	(211)	—	(211)
Dividends (note 3)	—	—	—	(15,385)	(15,385)	(1,090)	(16,475)
Share buyback	—	—	—	—	—	—	—
Own shares purchased from Rio Tinto shareholders to satisfy share awards to employees(c)	—	—	(95)	(18)	(113)	—	(113)
Change in equity interest held by Rio Tinto	—	—	—	76	76	(76)	—
Treasury shares reissued and other movements	—	6	—	—	6	—	6
Equity issued to holders of non-controlling interests	—	—	—	—	—	66	66
Employee share awards charged to the income statement	—	—	49	60	109	—	109
Closing balance	3,777	4,320	9,976	33,874	51,947	5,166	57,113
(a)The impact of adopting the narrow-scope amendments to IAS 12. Refer to page 166 for details.
(b)Refer to the Group statement of comprehensive income for further details. Adjustments to other reserves include currency translation attributable to owners of Rio Tinto, other than that arising on
Rio Tinto Limited’s share capital.
(c)Net of contributions received from employees for share awards.
(d)In 2022, the opening balance includes a US$17 million adjustment for the prospective adoption of Amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, as reported in the prior year financial statements.
The notes on pages 158 to 167 and pages 173 to 237 are an integral part of these consolidated financial statements.
Financial statements continued
Group Statement of Changes in Equity

172	Annual Report on Form 20-F 2023 | riotinto.com
Our financial performance
We use a number of measures, including segmental revenue, underlying EBITDA, and capital expenditure to provide us with a greater understanding of our operations’ underlying business performance, including revenue generation, productivity and cost management, on a comparable basis between reporting years.
1 Our financial performance by segment
Our management structure is based on product groups (PG) together with global support functions whose leaders make up the Executive
Committee. The Executive Committee members each report directly to our Chief Executive who is the chief operating decision maker (CODM) and is responsible for allocating resources and assessing performance of the operating segments. The CODM’s primary measure of profit is underlying
EBITDA.
The Copper reportable segment has been adjusted to reflect a change in management responsibility for the Simandou iron ore project in Guinea
(Simandou) to the Chief Technical Officer for the build phase of this project. As a result, Simandou is now included in "Other Operations", which is below reportable segments in our segmental analysis. Prior year comparatives have been adjusted accordingly.
Our reportable segments are as follows:

Reportable segment	Principal activities
Iron Ore	Iron ore mining and salt and gypsum production in Western Australia.
Aluminium	Bauxite mining; alumina refining; aluminium smelting.
Copper	Mining and refining of copper, gold, silver, molybdenum, other by-products and exploration activities.
Minerals
Includes mining and processing of borates, titanium dioxide feedstock, and iron concentrate and pellets from the Iron Ore Company of
Canada. Also includes diamond mining, sorting and marketing and development projects for battery materials, such as lithium.

	2023
	Segmental revenue US$m	Underlying EBITDA US$m	Capital expenditure(a) US$m
Iron Ore	32,249	19,974	2,588
Aluminium	12,285	2,282	1,331
Copper	6,678	1,904	1,976
Minerals	5,934	1,414	746
Reportable segments total	57,146	25,574	6,641
Other operations	142	(578)	323
Inter-segment transactions	(231)	8
Share of equity accounted units(b)	(3,016)
Central pension costs, share-based payments, insurance and derivatives		168
Restructuring, project and one-off costs		(190)
Central costs		(990)
Central exploration and evaluation expenditures		(100)
Proceeds from disposal of property, plant and equipment			9
Other items			113
Consolidated sales revenue/Purchases of property, plant and equipment and intangible assets	54,041		7,086
Underlying EBITDA		23,892
(a)Capital expenditure for reportable segments includes the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100% of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of joint operations.
(b)Consolidated sales revenue includes subsidiary sales of US$20 million (2022: US$50 million; 2021: US$44 million) to equity accounted units which are not included in segmental revenue.
Segmental revenue includes the Group’s proportionate share of product sales by equity accounted units (after adjusting for sales to subsidiaries) of US$3,036 million (2022: US$2,900 million;
2021: US$3,117 million) which are not included in consolidated sales revenue.
Financial statements
Notes to the 2023 financial statements

Annual Report on Form 20-F 2023 | riotinto.com	173
1 Our financial performance by segment continued

	2022 Adjusted(a)			2021 Adjusted(a)
	Segmental revenue US$m	Underlying EBITDA US$m	Capital expenditure(b) US$m	Segmental revenue US$m	Underlying EBITDA US$m	Capital expenditure(b) US$m
Iron Ore	30,906	18,612	2,940	39,582	27,592	3,947
Aluminium	14,109	3,672	1,377	12,695	4,382	1,300
Copper	6,699	2,565	1,622	7,827	4,027	1,328
Minerals	6,754	2,419	679	6,481	2,603	644
Reportable segments total	58,468	27,268	6,618	66,585	38,604	7,219
Other operations	192	(205)	53	251	(86)	(13)
Inter-segment transactions	(256)	24		(268)	42
Share of equity accounted units(c)	(2,850)			(3,073)
Central pension costs, share-based payments, insurance and derivatives		377			110
Restructuring, project and one-off costs		(173)			(80)
Central costs		(766)			(613)
Central exploration and evaluation expenditures		(253)			(257)
Proceeds from disposal of property, plant and equipment			—			61
Other items			79			117
Consolidated sales revenue/Purchases of property, plant and equipment and intangible assets	55,554		6,750	63,495		7,384
Underlying EBITDA		26,272			37,720
(a)Comparative information has been adjusted to reflect the movement of the Simandou iron ore project from the "Copper" reportable segment to "Other operations".
(b)Capital expenditure for reportable segments includes the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100% of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of joint operations.
(c)Consolidated sales revenue includes subsidiary sales of US$20 million (2022: US$50 million; 2021: US$44 million) to equity accounted units which are not included in segmental revenue.
Segmental revenue includes the Group’s proportionate share of product sales by equity accounted units (after adjusting for sales to subsidiaries) of US$3,036 million (2022: US$2,900 million;
2021: US$3,117 million) which are not included in consolidated sales revenue.
Segmental revenue
Segmental revenue includes consolidated sales revenue plus the equivalent sales revenue of equity accounted units in proportion to our equity interest (after adjusting for sales to/from subsidiaries).
Segmental revenue measures revenue on a basis that is comparable to our underlying EBITDA metric.
Other segmental reporting
For further information relating to Revenue by destination and product and Non-operating assets by geography, refer to note 6 on page 183 and Our operating assets section on page 187, respectively.
Underlying EBITDA
Underlying EBITDA represents profit before taxation, net finance items, depreciation and amortisation adjusted to exclude the EBITDA impact of items which do not reflect the underlying performance of our reportable segments.

Other relevant judgements - Exclusions from underlying EBITDA
Items excluded from profit after tax are those gains and losses that, individually or in aggregate with similar items, are of a nature and size to require exclusion in order to provide additional insight into the underlying business performance. The following items are excluded from profit after tax in arriving at underlying EBITDA in each year irrespective of materiality:
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
In addition, there is a final judgemental category which includes, where applicable, other credits and charges that, individually or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance. In
2023, this includes all re-estimates of the closure provisions for fully impaired sites identified in the second half of the year due to the materiality of the adjustment in aggregate. In 2022 this category included the gain recognised by Kitimat relating to LNG Canada's project and the gain recognised upon sale of the Cortez royalty. In 2021 the category included the changes in closure estimates at Energy Resources of
Australia and Gove Refinery.

Financial statements continued
Notes to the 2023 financial statements

174	Annual Report on Form 20-F 2023 | riotinto.com

	2023 US$m	2022 US$m Restated(a)	2021 US$m Restated(a)
Profit after tax for the year	9,953	13,048	22,597
Taxation	3,832	5,614	8,236
Profit before taxation	13,785	18,662	30,833
Depreciation and amortisation in subsidiaries excluding capitalised depreciation(b)	4,976	4,871	4,525
Depreciation and amortisation in equity accounted units	484	470	497
Finance items in subsidiaries	1,713	1,846	26
Taxation and finance items in equity accounted units	741	640	759
(Gains)/losses on embedded commodity derivatives not qualifying for hedge accounting (including foreign exchange)	(15)	(6)	51
Impairment charges net of reversals(c)	936	52	269
Gain recognised by Kitimat relating to LNG Canada's project(d)	—	(116)	(336)
Change in closure estimates (non-operating and fully impaired sites)(e)	1,272	180	1,096
Loss on disposal of interests in subsidiary(c)	—	105	—
Gain on sale of the Cortez royalty(f)	—	(432)	—
Underlying EBITDA	23,892	26,272	37,720
(a)Comparative information has been restated to reflect the adoption of narrow-scope amendments to IAS 12. Refer to page 166 for details.
(b)Depreciation and amortisation in subsidiaries for the year ended 31 December 2023 is net of capitalised depreciation of US$358 million (2022: US$139 million; 2021: US$172 million).
(c)Refer to note 4 for details.
(d)During 2022, LNG Canada elected to terminate their option to purchase additional land and facilities for expansion of their operations at Kitimat, Canada. The resulting gain was excluded from underlying EBITDA consistent with prior years as it was part of a series of transactions that together were material. On 3 December 2021 we gained control over a new wharf at Kitimat, Canada that was built and paid for by LNG Canada. The gain on recognition was excluded from underlying EBITDA on the grounds of individual magnitude and consistency with the associated impairment charge in 2021. Refer to note 4 for details.
(e)In 2023 the charge includes US$0.9 billion related to the closure provision update announced by Energy Resources of Australia on 12 December 2023 together with the update included in their half year results for the period ended 30 June 2023, published in August. This update was considered material and therefore it was aggregated with other closure study updates (see note 14)
which were similar in nature and have been excluded from underlying EBITDA. The other closure study updates were at legacy sites managed by our central closure team as well as an update at Yarwun alumina refinery which was expensed due to the impairment earlier in the year. In 2022, the charge related to re-estimates of underlying closure cash flows for legacy sites where the environmental damage preceded ownership by Rio Tinto. In 2021, the closure provision increase excluded from underlying earnings was attributable to study updates at Energy Resources of
Australia, Diavik, Gove refinery, and a number of the Group's legacy sites where the environmental damage preceded ownership by Rio Tinto.
(f)On 2 August 2022, we completed the sale of a gross production royalty which was retained following the disposal of the Cortez Complex in 2008. The gain recognised on sale of the royalty was excluded from underlying EBITDA on the grounds of individual magnitude.
2 Earnings per ordinary share
Basic earnings per share

	2023	2022 Restated(a)	2021 Restated(a)
Net earnings attributable to owners of Rio Tinto (US$ million)	10,058	12,392	21,115
Weighted average number of shares (millions)(b)	1,621.4	1,619.8	1,618.4
Basic earnings per ordinary share (cents)	620.3	765.0	1,304.7
Diluted earnings per share
For the purposes of calculating diluted earnings per share, the effect of dilutive securities of 10.1 million shares in 2023 (2022: 9.8 million; 2021:
10.5 million) is added to the weighted average number of shares described in footnote (b) below. This effect is calculated under the treasury stock method, in accordance with IAS 33 “Earnings per Share”. Our only potential dilutive ordinary shares are share awards for which terms and conditions are described in note 27.

	2023	2022 Restated(a)	2021 Restated(a)
Net earnings attributable to owners of Rio Tinto (US$ million)	10,058	12,392	21,115
Weighted average number of shares (millions)(b)	1,631.5	1,629.6	1,628.9
Diluted earnings per share attributable to ordinary shareholders of Rio Tinto (cents)	616.5	760.4	1,296.3
(a)Comparative information has been restated to reflect the adoption of narrow-scope amendments to IAS 12. Refer to page 166 for details.
(b)The weighted average number of shares is calculated as the average number of Rio Tinto plc shares outstanding not held as treasury shares of 1,250.5 million (2022: 1,248.9 million; 2021:
1,247.4 million) plus the average number of Rio Tinto Limited shares outstanding of 370.9 million (2022: 370.9 million; 2021: 371.0 million) over the relevant period. There were no cross holdings of shares between Rio Tinto Limited and Rio Tinto plc at 31 December 2023 (2022: nil; 2021: nil).
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	175
3 Dividends
Our Directors have announced a final dividend of 258.0 cents per share on 21 February 2024. This is expected to result in payments of
US$4.2 billion. The dividend will be paid on 18 April 2024 to Rio Tinto plc and Rio Tinto Limited shareholders on the register at the close of business on 8 March 2024. Dividends per share announced for the year ended 31 December are as follows:

	2023	2022	2021
Ordinary dividends per share: announced with the results for the year	258.0c	225.0c	417.0c
Special dividends per share: announced with the results for the year(a)	—	—	62.0c
(a)Dividends are determined in US dollars, which is our functional currency, and declared in British pounds for Rio Tinto Plc and Australian dollars for Rio Tinto Limited. The applicable currency exchange rate to convert the US dollar dividend into British pounds and Australian dollars is determined with reference to the WMR 4pm (UK) fixings on the day prior to the announcement of our results for the year. Ordinary shareholders of Rio Tinto Limited and Rio Tinto Plc are paid equal cash dividends on a per share basis in line with the terms of the dual-listed structure.
Total dividends per share paid in the year

	Dividends per share 2023	Dividends per share 2022	Dividends per share 2021
Previous year final - paid during the year (US cents)	225.0c	417.0c	309.0c
Previous year special - paid during the year (US cents)	—	62.0c	93.0c
Interim - paid during the year (US cents)	177.0c	267.0c	376.0c
Interim special - paid during the year (US cents)	—	—	185.0c
Total paid during the year (US cents)	402.0c	746.0c	963.0c

	Dividends per share 2023	Dividends per share 2022	Dividends per share 2021
Rio Tinto plc previous year final (pence)	185.4p	306.7p	221.9p
Rio Tinto plc previous year special (pence)	—	45.6p	66.8p
Rio Tinto plc interim (pence)	137.7p	221.6p	270.8p
Rio Tinto plc interim special (pence)	—	—	133.3p
Total paid during the year (pence)	323.1p	573.9p	692.8p
Rio Tinto Limited previous year final – fully franked at 30% (Australian cents)	326.5c	577.0c	397.5c
Rio Tinto Limited previous year special – fully franked at 30% (Australian cents)	—	85.8c	119.6c
Rio Tinto Limited interim – fully franked at 30% (Australian cents)	260.9c	383.7c	509.4c
Rio Tinto Limited interim special – fully franked at 30% (Australian cents)	—	—	250.6c
Total paid during the year (Australian cents)	587.4c	1,046.5c	1,277.1c
The franking credits available to the Group as at 31 December 2023, after allowing for Australian tax payable in respect of the current and prior reporting period’s profit, are estimated to be US$8,734 million (2022: US$7,246 million; 2021: US$6,611 million).
The proposed Rio Tinto Limited dividend will be fully franked based on a tax rate of 30%, and reduce the franking account balance by
US$410 million.
Reconciliation of dividend declared to dividend paid

	2023 US$m	2022 US$m	2021 US$m
Rio Tinto plc previous year final dividend payable	2,875	5,024	3,809
Rio Tinto plc previous year special dividend payable	—	747	1,146
Rio Tinto plc interim dividend payable	2,147	3,162	4,627
Rio Tinto plc interim special dividend payable	—	—	2,276
Rio Tinto Limited previous year final dividend payable	815	1,597	1,138
Rio Tinto Limited previous year special dividend payable	—	237	343
Rio Tinto Limited interim dividend payable	629	949	1,372
Rio Tinto Limited interim special dividend payable	—	—	674
Dividends payable during the year	6,466	11,716	15,385
Net movement of unclaimed dividends in the year	4	11	(28)
Dividends paid during the year(b)	6,470	11,727	15,357
(b)We economically hedge the dividend cash flows from the announcement date to the payment date in order to reduce our foreign exchange exposure on these cash flows. The realised impact of these hedges is shown within ‘Other items’ in the Cash flows from consolidated operations and is not included in the above.
Financial statements continued
Notes to the 2023 financial statements

176	Annual Report on Form 20-F 2023 | riotinto.com
4 Impairment charges net of reversals
Recognition and measurement
Impairment charges and reversals are assessed at the level of cash-generating units (CGUs) which, in accordance with IAS 36 “Impairment of
Assets”, are identified as the smallest identifiable asset or group of assets that generate cash inflows, which are largely independent of the cash inflows from other assets. Separate cash-generating units are identified where an active market exists for intermediate products, even if the majority of those products are further processed internally. In some cases, individual business units consist of several operations with independent cash-
generating streams which constitute separate CGUs.
Goodwill acquired through business combinations is allocated to the cash-generating unit or groups of cash-generating units that are expected to benefit from the related business combination, and tested for impairment at the lowest level within the Group at which goodwill is monitored for internal management purposes. All cash-generating units containing goodwill (note 11), indefinite-lived intangible assets and intangible assets that are not ready for use (note 12) are tested annually for impairment as at 30 September, regardless of whether there has been an impairment trigger, or more frequently if events or changes in circumstances indicate a potential impairment charge.

Other relevant judgements - determination of CGUs
Judgement is applied to identify the Group’s CGUs, particularly when assets belong to integrated operations, and changes in CGUs could impact impairment charges and reversals. The most relevant judgement continues to relate to the grouping of Rio Tinto Iron and Titanium
Quebec Operations and QIT Madagascar Minerals (QMM) as a single CGU on the basis that they are vertically integrated operations and there is no active market for QMM’s ilmenite.

Property, plant and equipment, including right-of-use assets and intangible assets with finite lives are reviewed for impairment annually or more frequently if there is an indication that the carrying amount may not be recoverable. This review starts with an appraisal of the perimeter of cash-
generating units to consider changes in the business or strategic direction. Following this, an assessment of internal and external indicators is performed. Internal sources of information considered include assessment of the financial performance of the CGU and changes in mine plans.
External sources of information include changes in forecast commodity prices, costs and other market factors.
Non-current assets (excluding goodwill) that have suffered impairment are reviewed using the same basis for valuation as explained below whenever events or changes in circumstances indicate that the impairment loss may no longer exist, or may have decreased. If appropriate, an impairment reversal will be recognised. The carrying amount of the cash-generating unit after reversal must be the lower of (a) the recoverable amount, as calculated above, and (b) the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the cash-generating unit in prior periods.
In 2023, we identified indicators of impairment at the Gladstone alumina refineries in the Aluminium segment and indicators of impairment reversal at the Simandou project. Refer to page 179 for details.

Key judgement - indicators of impairment and impairment reversals
The Oyu Tolgoi and Kitimat cash-generating units have both been impaired in previous years and are therefore monitored closely for indicators of further impairment or impairment reversal as such adjustments would likely be material to our results. At the time of their impairment, the carrying value and fair value for these CGUs were equal, making the CGUs sensitive to changes in economic assumptions, albeit headroom may have subsequently arisen due to the passage of time.
Oyu Tolgoi
We assessed the Oyu Tolgoi CGU for internal sources of information that could indicate impairment or impairment reversal by reference to the operational performance of the mine and development progress for the underground operation. For external sources of information that could indicate impairment or impairment reversal, we considered current and projected commodity prices. We concluded that there were no indicators of impairment or impairment reversal.
Kitimat
The Kitimat smelter was impaired in 2013 and 2014 during the construction phase as cost overruns were not expected to be recovered through economic performance. The plant was further impaired in 2021 (refer to page 180 for details) as operational performance was adversely impacted by a workforce strike in June 2021 that has reduced the capacity over a prolonged period.
In 2023, the operational performance of the plant was considered as part of the assessment of internal sources of information for evidence of impairment or impairment reversal. As highlighted in the climate change section, the economic performance of assets in the aluminium segment has the potential to perform more strongly as the world transitions to a lower carbon future; however, our assessment of external sources of information did not indicate that this had yet been priced into asset valuations. We concluded that there were no indicators of impairment or impairment reversal.

Where indication of impairment or impairment reversal exists, an impairment review is undertaken. The recoverable amount is assessed by reference to the higher of value in use (being the net present value of expected future cash flows of the relevant cash-generating unit in its current condition) and fair value less costs of disposal (FVLCD). When the recoverable amount of the cash-generating unit is measured by reference to
FVLCD, this amount is further classified in accordance with the fair value hierarchy for observable market data that is consistent with the unit of account for the cash-generating unit being tested. The Group considers that the best evidence of FVLCD is the value obtained from an active market or binding sale agreement and, in this case, the recoverable amount is classified in the fair value hierarchy as level 1. When FVLCD is based on quoted prices for equity instruments but adjusted to reflect factors such as a lack of liquidity in the market, the recoverable amount is classified as level 2 in the fair value hierarchy. No cash-generating units are currently assessed for impairment by reference to a recoverable amount based on
FVLCD classified as level 1 or level 2.
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	177
4 Impairment charges net of reversals continued
Where unobservable inputs are material to the measurement of the recoverable amount, FVLCD is based on the best information available to reflect the amount the Group could receive for the cash-generating unit in an orderly transaction between market participants at the measurement date.
This is often estimated using discounted cash flow techniques and is classified as level 3 in the fair value hierarchy.
Where the recoverable amount is assessed using FVLCD based on discounted cash flow techniques, the resulting estimates are based on detailed life-of-mine and long-term production plans. These may include anticipated expansions which are at the evaluation stage of study.
The cash flow forecasts for FVLCD purposes are based on management’s best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, and closure, restoration and environmental costs. For the purposes of determining FVLCD from a market participant’s perspective, the cash flows incorporate management’s price and cost assumptions in the short and medium term. In the longer term, operating margins are assumed to remain constant where appropriate, as it is considered unlikely that a market participant would prepare detailed forecasts over a longer term. The cash flow forecasts may include net cash flows expected to be realised from the extraction, processing and sale of material that does not currently qualify for inclusion in mineral reserves. Such non-reserve material is only included when there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralisation that are contiguous with existing ore reserves. Typically, the additional evaluation required to achieve reserves status for such material has not yet been done because this would involve incurring evaluation costs earlier than is required for the efficient planning and operation of the mine.
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
Where the recoverable amount of a cash-generating unit is dependent on the life of its associated orebody, expected future cash flows reflect the current life of mine and long-term production plans; these are based on detailed research, analysis and iterative modelling to optimise the level of return from investment, output and sequence of extraction. The mine plan takes account of all relevant characteristics of the orebody, including waste-to-ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting process recoveries and capacities of processing equipment that can be used. The life-of-mine plan and long-term production plans are, therefore, the basis for forecasting production output and production costs in each future year.
Forecast cash flows for ore reserve estimation for JORC purposes are generally based on Rio Tinto’s commodity price forecasts, which assume short-term market prices will revert to the Group’s assessment of the long-term price, generally over a period of three to five years. For most commodities, these forecast commodity prices are derived from a combination of analyses of the marginal costs of the producers and the incentive price of these commodities. These assessments often differ from current price levels and are updated periodically. The Group does not believe that published medium- and long-term forward prices necessarily provide a good indication of future levels because they tend to be strongly influenced by spot prices. The price forecasts used for mineral reserve estimation are generally consistent with those used for impairment testing unless management deems that in certain economic environments a market participant would not assume Rio Tinto’s view on prices, in which case in preparing FVLCD impairment calculations management estimates the assumptions that a market participant would be expected to use.
Forecast future cash flows of a cash-generating unit take into account the sales prices under existing sales contracts.
The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market participant would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Group’s weighted average cost of capital is generally used as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual cash-generating units operate. For final feasibility studies and mineral reserve estimation, internal hurdle rates, which are generally higher than the Group’s weighted average cost of capital, are used. For developments funded with project finance, the debt component of the weighted average cost of capital may be calculated by reference to the specific interest rate of the project finance and anticipated leverage of the project.
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
Generally, discounted cash flow models are used to determine the recoverable amount of CGUs. In this case, significant judgement is required to determine the appropriate estimates and assumptions used and there is significant estimation uncertainty. In particular, for fair value less costs of disposal valuations, judgement is required to determine the estimates a market participant would use. The discounted cash flow models are most sensitive to the following estimates: the timing of project expansions; the cost to complete assets under construction; long-term commodity prices;
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
the CGUs.
Financial statements continued
Notes to the 2023 financial statements

178	Annual Report on Form 20-F 2023 | riotinto.com

		2023				2022	2021
	Note	Pre-tax amount US$m	Taxation US$m	Non- controlling interest US$m	Net amount US$m	Pre-tax amount US$m	Pre-tax amount US$m
Aluminium - Alumina refineries		(1,175)	347	—	(828)	—	—
Aluminium – Pacific Aluminium		—	—	—	—	(202)	—
Aluminium - Kitimat		—	—	—	—	—	(269)
Other operations - Simandou		239	152	(215)	176	—	—
Other operations - Roughrider		—	—	—	—	150	—
Total impairment charges net of reversals		(936)	499	(215)	(652)	(52)	(269)

Allocated as:
Intangible assets	12	231				150	—
Property, plant and equipment	13	(1,167)				—	(269)
Investment in equity accounted units (EAUs)		—				(202)	—
Total impairment charges net of reversals		(936)				(52)	(269)

Comprising:
Net impairment (charges)/reversals of consolidated balances					(936)	150	(269)
Impairment (charges) related to EAUs (pre-tax)					—	(202)	—
Total impairment charges net of reversals					(936)	(52)	(269)
Taxation (including related to EAUs)					499	—	72
Non-controlling interests					(215)	—	—
Total impairment charges net of reversals in the income statement					(652)	(52)	(197)
2023
Aluminium - Alumina refineries, Australia
The Gladstone alumina refineries are responsible for more than half of our scope 1 carbon dioxide emissions in Australia and therefore have been a key focus as we evaluate options to decarbonise our assets. In March 2023, the Australian Parliament legislated to introduce a requirement for large heavy industrial carbon emitters to purchase carbon credits based on their scope 1 emissions with a reducing baseline for these emissions. The challenging market conditions facing these assets, together with our improved understanding of the capital requirements for decarbonisation and the now legislated cost escalation for carbon emissions, were identified as impairment triggers during the six months ended 30 June 2023.
Using a fair value less cost of disposal methodology and discounting real-terms post-tax cash flows at 6.6%, we have recognised a pre-tax impairment charge of US$1,175 million (post-tax US$828 million). This represented a full impairment of the property, plant and equipment at the
Yarwun alumina refinery (US$948 million) and an impairment of US$227 million for the property, plant and equipment of Queensland Alumina
Limited (QAL). These impairments reflect market participant assumptions and the difficult trading conditions for these assets which were operating below our planned output.
For QAL, the recoverable amount (net present value of US$325 million) was represented by future cash flows attributable to the double digestion project. This major capital project improves the energy efficiency of the alumina production process and significantly reduces carbon emissions.
These cash flows were risk adjusted to reflect the pre-feasibility study stage of project evaluation. If investment in the double digestion project is not approved, the post-tax impairment charge would be US$325 million greater and result in a full impairment of QAL.

Impact of climate change on our business - Gladstone alumina refineries
We are committed to the decarbonisation of our assets to reduce Scope 1 and 2 emissions by 50% by 2030 and to net zero emissions by
2050 relative to our 2018 equity baseline. We anticipate that further carbon action may be necessary to align with the goals of the Paris agreement to limit temperature increases to 1.5[o]C. To illustrate the sensitivity of the refinery valuations to the cost of carbon credits, we have modelled a 10% increase in those unit costs across all years, before the impact of decarbonisation projects with all other inputs to the 30 June
2023 impairment valuation remaining constant. For QAL, this sensitivity indicated a reduction in the pre-tax value by US$99 million; however this is expected to be largely mitigated by decarbonisation projects, including double digestion. There was no impact at Yarwun as all property, plant and equipment was already fully impaired.

Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	179
4 Impairment charges net of reversals continued
Other operations - Simandou, Guinea
The Simandou project in Guinea was fully impaired in 2015 as uncertainty over infrastructure ownership and funding had resulted in further spend on exploration and evaluation being neither budgeted nor planned. In the second half of 2023, we concluded key agreements with the Republic of
Guinea and Winning Consortium Simandou (WCS) on the trans-Guinean infrastructure for the Simandou project and progressed agreements with our joint venture partners that will enable the development of the Simandou iron-ore mine. We therefore concluded that although development agreements remain subject to regulatory approvals, the key uncertainties that gave rise to the 2015 impairment have reversed and consequently an impairment reversal trigger was identified at 1 October 2023.
Revisions to the Investment Framework and changes to the proposed infrastructure arrangements since 2015 mean that historical costs associated with these items have been superseded and therefore the attributable asset cost and accumulated impairment associated with these items have been permanently derecognised.  Previously capitalised exploration and evaluation costs associated with the mine and retained items of property, plant and equipment that continue to be relevant to the Simandou project development have been assessed for impairment reversal. The recoverable amount of the cash-generating unit measured on a fair value less cost of disposal basis, is significantly greater than the historical cost of the remaining impaired assets and therefore supports a full reversal of their previously recorded impairment charge. The pre-tax impairment reversal of US$239 million is allocated as US$231 million to intangible assets (exploration and evaluation) and US$8 million to property, plant and equipment. A deferred tax asset of US$152 million has been recorded to account for the difference between the asset values included in the Group accounts and the carrying value of in-country depreciable assets. Under our Aspirational Leadership pricing scenario, increases in carbon pricing are expected to drive demand for the higher-grade iron ore at Simandou which would indicate a higher recoverable value. As the previous impairment has been fully reversed, this Paris aligned-sensitivity would not result in a different impairment reversal.
All spend on the Simandou project between the impairment in 2015 and 30 September 2023 was expensed as incurred. With effect from 1 October
2023, qualifying spend is capitalised.
2022
Other operations - Roughrider, Canada
On 17 October 2022, we completed the sale of the Roughrider uranium undeveloped project located in the Athabasca Basin in Saskatchewan,
Canada for US$150 million (US$80 million in cash and US$70 million in shares of Uranium Energy Corp.). The project was fully impaired during the year ended 31 December 2017 due to significant uncertainty over whether commercially viable quantities of mineral resources could be identified at a future date. The sale therefore led to an impairment reversal during the year ended 31 December 2022. It also led to a loss on disposal being recognised of US$105 million arising from the recycling of the currency translation reserve to the income statement.
Aluminium - Pacific Aluminium, Australia and New Zealand
The operating and economic performance of the Boyne Smelter in Queensland, Australia was below our expectations in 2022. The plant operated with reduced capacity and the economic performance suffered due to the high cost of energy from the coal-fired Gladstone Power Station. These conditions were identified as an impairment trigger. We calculated a recoverable amount for the cash-generating unit based on post-tax cash flows, expressed in real terms and discounted using a post-tax rate of 6.6% over the period to 2029. This date was chosen as it coincided with both the remaining term of the Boyne Smelter joint venture agreements and the Group’s Paris-aligned commitment to reduce carbon emissions by 50% by
2030 relative to the 2018 baseline. Despite the implementation of temporary energy price caps by the Australian Government in 2022, this resulted in an impairment charge of US$202 million, representing a full impairment of the carrying value of the Boyne Smelter investment in equity accounted unit.
2021
Aluminium – Kitimat, Canada
On 3 December 2021, we announced completion of the newly-constructed wharf at Kitimat. Construction spend was incurred by LNG Canada and therefore a gain of US$336 million representing the estimated fair value of the cost of construction was recorded and the carrying value of the
Kitimat CGU increased accordingly. Output from the smelter was reduced to 25% as a result of a workforce strike in mid-2021 and ramp-up to full capacity was expected to extend through into 2022. As a previously impaired CGU, and therefore carrying limited headroom, these factors were identified as conditions that could indicate that the uplifted carrying value may not be supportable and therefore the CGU was tested for impairment.
Using the fair value less cost of disposal methodology and discounting real-terms post-tax cash flows at 6.6%, we recognised a post-tax impairment charge of US$197 million (pre-tax US$269 million) representing the difference between the recoverable amount (US$3,126 million) and the carrying value (US$3,323 million).
Financial statements continued
Notes to the 2023 financial statements

180	Annual Report on Form 20-F 2023 | riotinto.com
5 Acquisitions and disposals
Acquisitions
Recognition and measurement
In determining whether a particular set of activities is a business, an acquired arrangement has to have an input and substantive process, which together significantly contribute to the ability to create outputs.
Where an acquisition does not meet the definition of a business as defined by IFRS 3 “Business Combinations” each asset is recognised on the balance sheet at fair value. In the Group cash flow statement we assess, based on the substance of the transaction, whether to allocate the cash consideration for these transactions either to “Purchases of property, plant and equipment, and intangible assets” or to “Acquisitions of subsidiaries, joint ventures and associates” depending on the type of assets purchased.
For undeveloped mining projects that have arisen through acquisition, the allocation of the purchase price consideration may result in undeveloped properties being recognised at an earlier stage of project evaluation compared with projects arising from the Group’s exploration and evaluation program. Subsequent expenditure on acquired
undeveloped projects is only capitalised if it meets the high degree of confidence threshold discussed in note 12.
Where we increase our ownership interest in a subsidiary, the difference between the purchase price and the carrying value of the share of net assets acquired is recorded in equity. The cash cost of such purchases is included within “financing activities” in the cash flow statement.
2023
On 8 November 2023 we acquired Meridian Minera Limitada’s (MML)
57.7% share in Agua de la Falda (ADLF) for US$45 million.
Subsequently, we entered into an agreement with Corporación Nacional del Cobre de Chile (Codelco), a state-owned enterprise, to explore and potentially acquired assets in Chile’s prospective Atacama region - the project will be known as Nuevo Cobre.
The majority ownership of 57.7% equity confers voting rights that will allow Rio Tinto to control the relevant activities of Nuevo Cobre.
Therefore, we have accounted for Nuevo Cobre as an investment in a partially owned subsidiary. There was no goodwill recognised on acquisition as the transaction was not accounted for as a business combination. The difference between the net assets acquired and the purchase consideration has been recognised within Intangible assets as
Exploration and Evaluation assets. The transaction gives rise to the recognition of a non-controlling interest of US$33 million, representing
Codelco’s 42.3% equity stake in Nuevo Cobre.
On 30 November 2023, Rio Tinto and Giampaolo Group completed a transaction to form the Matalco joint venture. We acquired a 50% equity interest in Matalco Canada Inc which owns one Canadian aluminium recycling facility and a 50% equity interest in Matalco USA LLC which owns six aluminium recycling facilities in the USA for combined consideration of US$738 million, inclusive of accrued transaction costs and working capital adjustments.
Rio Tinto has joint control over the Matalco businesses and therefore our investment is accounted for under the equity method.
At 31 December 2023, the fair value of the underlying identifiable assets acquired and liabilities assumed have been provisionally determined and will be finalised within one year of the acquisition date in line with the requirements of IFRS.
2022
Following approval from Australia’s Foreign Investment Review Board
(FIRB), on 29 March 2022 we completed the acquisition of Rincon
Mining Pty Limited, the owner of a lithium project in Argentina. Total cash consideration was US$825 million. In determining whether
Rincon’s set of activities is a business, we assessed whether it had inputs and substantive processes which together significantly contribute to the ability to create outputs. Based on this assessment, we concluded that Rincon did not meet the definition of a business as defined by IFRS 3 "Business Combinations" and therefore no goodwill was recorded. The transaction was therefore treated as an asset purchase with US$822 million of capitalised exploration and evaluation recorded for the principal economic resource. The balance of total consideration was allocated to property, plant and equipment and other assets/liabilities. For the Group cash flow statement we determined that, since Rincon constitutes a group of companies, it was appropriate to present the cash outflow as “Acquisitions of subsidiaries, joint ventures and associates” rather than as separate asset purchases even though it did not meet the definition of a business combination.
On 31 August 2022 we made a US$25 million investment in McEwen
Copper Inc. through our copper leaching technology venture, NutonTM.
We accounted for our holding in McEwen Copper Inc. as an investment in associate, given our representation on their Board.
On 16 December 2022 we acquired the remaining 49% share of
Turquoise Hill Resources for expected consideration of US$3.2 billion, inclusive of transaction costs. This transaction was not classified as a business combination as it related to the purchase of non-controlling interests in an entity already consolidated as a subsidiary. Accordingly, the transaction did not result in the remeasurement of assets or liabilities and has been accounted for in the statement of equity as an adjustment to non-controlling interests and retained earnings.
At 31 December 2022, consideration paid amounted to US$2,961 million, including US$33 million of transaction costs. In 2023, a further $33 million of transaction costs were paid (previously expected to be US$41 million).
Certain shareholders exercised their right to dissent to the transaction. In accordance with the terms of the circular, those dissenting shareholders received initial consideration of C$34.4 per share, with final consideration depending on the outcome and timing of dissent proceedings, which at the end of 2023 remained outstanding. We included within Other provisions (note 36) US$211 million for additional consideration to be paid to the dissenting shareholders representing the difference between their initial consideration and C$43 per share paid to all other shareholders.
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
Disposals
Recognition and measurement
If a group of assets and liabilities (Disposal group) is sold the carrying value of the disposal group is de-recognised with the difference between the carrying amount and the consideration received
recognised in the income statement. Certain amounts previously recognised in other comprehensive income in respect of the entity disposed of may be recycled to the income statement. The cash proceeds of disposals are included within “Investing activities” in the cash flow statement.
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	181
5 Acquisitions and disposals continued
2023
On 28 August 2023, we completed the sale of a 55% interest in the undeveloped La Granja project in Peru for US$105 million to First
Quantum Minerals (FQM). The consideration received is recorded in the cash flow statement for US$104 million (net of US$1 million of cash balance), of which US$16 million relating to sale of land is included within “net cash used in investing activities” and the remaining US$88 million is included within “net cash generated from operating activities”.
As a result of the sale, our retained interest in La Granja represents a
45% owned associate (equity accounted) over which Rio Tinto has significant influence during the evaluation phase.
On initial recognition, the gain on fair valuation of interest retained in the project of US$85 million was recognised to the extent of US$47 million
(relating to the 55% interest sold) within “profit relating to interests in undeveloped projects” and the remaining gain of US$38 million was eliminated against the fair value of the EAU. In total, we recognised a pre-tax gain of US$154 million in the income statement, primarily representing the consideration transferred by First Quantum, plus the fair value of the retained interest in the project.
2022
As summarised in note 4, we sold our shareholding in the Roughrider uranium undeveloped project on 17 October 2022 for consideration of
US$150 million (US$80 million in cash and US$70 million in shares of
Uranium Energy Corp). This transaction was treated as a disposal of a subsidiary as the carrying value was largely represented by assets recorded as a purchase price allocation from the Hathor Exploration business combination in 2012.
2021
There were no material disposals in 2021.
6 Revenue by destination and product
Recognition and measurement
We recognise sales revenue related to the transfer of promised goods or services when control of the goods or services passes to the customer. The amount of revenue recognised reflects the consideration to which the Group is or expects to be entitled in exchange for those goods or services.
Sales revenue is recognised on individual sales when control transfers to the customer. In most instances, control passes and sales revenue is recognised when the product is delivered to the vessel or vehicle on which it will be transported once loaded, the destination port or the customer’s premises. There may be circumstances when judgement is required based on the five indicators of control below:
–The customer has the significant risks and rewards of ownership and has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service.
–The customer has a present obligation to pay in accordance with the terms of the sales contract. For shipments under the Incoterms cost, insurance and freight (CIF)/carriage paid to (CPT)/cost and freight (CFR), this is generally when the ship is loaded, at which time the obligation for payment is for both product and freight.
–The customer has accepted the asset. Sales revenue may be
subject to adjustment if the product specification does not conform to the terms specified in the sales contract but this does not impact the passing of control. Assay and specification adjustments have historically been immaterial.
–The customer has legal title to the asset. The Group usually retains legal title until payment is received for credit risk purposes only.
–The customer has physical possession of the asset. This indicator may be less important as the customer may obtain control of an asset prior to obtaining physical possession, which may be the case for goods in transit.
Revenue is principally derived from sale of commodities. We sell the majority of our products on CFR or CIF Incoterms. This means that the
Group is responsible (acts as principal) for providing shipping services and, in some instances, insurance after the date at which control of goods passes to the customer at the loading port. The Group, therefore, has separate performance obligations for freight and insurance services that are provided solely to facilitate the sale of the products it produces.
Other Incoterms commonly used by the Group are free on board (FOB), where the Group has no responsibility for freight or insurance once control of the goods has passed at the loading port, and delivered at place (DAP), where control of the goods passes when the product is delivered to the agreed destination. For these Incoterms, there is only one performance obligation, being the provision of product at the point where control passes.
Within each sales contract, each unit of product shipped is a separate performance obligation. Revenue is generally recognised at the contracted price as this reflects the standalone selling price. Sales revenue excludes any applicable sales taxes. Sales of copper concentrate are stated net of the treatment and refining charges, which will be required to convert it to an end product.
The Group’s products are sold to customers under contracts that vary in tenure and pricing mechanisms, including some volumes sold on the spot market. Pricing for iron ore is on a range of terms, the majority being either monthly or quarterly average pricing mechanisms, with a smaller proportion of iron ore volumes being sold on the spot market.
Certain of the Group’s products may be provisionally priced at the date revenue is recognised and a provisional invoice issued; however, substantially all iron ore and aluminium sales are reflected at final prices in the results for the period. Provisionally priced receivables are subsequently measured at fair value through the income statement under IFRS 9 “Financial Instruments” as described in note 24. The final selling price for all provisionally priced products is based on the price for the quotational period stipulated in the contract. Final prices for copper concentrate are normally determined between 30 and 120 days after delivery to the customer. The change in value of the provisionally priced receivable is based on relevant forward market prices and is included in sales revenue. Refer to “Other revenue” within the sales by product disclosure below.
Revenues from the sale of significant by-products, such as gold, are included in sales revenue. Third-party commodity swap arrangements principally for delivery and receipt of smelter-grade alumina are offset within operating costs. The sale and purchase of third-party production for own use or to mitigate shortfalls in our production are accounted for on a gross basis with sales presented within revenue from contracts with customers. Other operating income includes revenue incidental to the main revenue-generating activities of the operations and is treated as a credit to operating costs.
Typically, the Group has a right to payment before or at the point that control of the goods passes, including a right, where applicable, to payment for provisionally priced products and unperformed freight and insurance services. Cash received before control passes is recognised as a contract liability. The amount of consideration does not contain a significant financing component as payment terms are less than one year.
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
is not provided externally.
Financial statements continued
Notes to the 2023 financial statements

182	Annual Report on Form 20-F 2023 | riotinto.com
Consolidated sales revenue by destination(a)

	2023%	2022%	2021%	2023 US$m	2022 US$m	2021 US$m
Greater China (includes Taiwan)	59.6	54.3	59.7	32,193	30,172	37,878
United States of America	13.9	15.9	12.6	7,516	8,823	8,012
Asia (excluding Greater China and Japan)	7.2	7.1	6.9	3,881	3,937	4,415
Japan	6.9	7.4	7.9	3,727	4,091	5,012
Europe (excluding UK)	5.3	6.5	5.2	2,859	3,618	3,271
Canada	2.9	3.1	2.6	1,588	1,743	1,677
Australia	1.7	1.9	1.8	923	1,047	1,122
UK	0.1	0.3	0.4	81	182	243
Other countries	2.4	3.5	2.9	1,273	1,941	1,865
Consolidated sales revenue	100	100	100	54,041	55,554	63,495
(a)Consolidated sales revenue by geographical destination is based on the ultimate country of the product's destination, if known. Where the ultimate destination is not known, we have defaulted to the shipping address of the customer. Rio Tinto is domiciled in both the UK and Australia.
Consolidated sales revenue by product
We have sold the following products to external customers during the year:

	2023
	Revenue from contracts with customers US$m	Other revenue(a) US$m	Consolidated sales revenue US$m
Iron ore	33,383	389	33,772
Aluminium, alumina and bauxite	12,039	(63)	11,976
Copper	3,219	(1)	3,218
Industrial minerals (comprising titanium dioxide slag, borates and salt)	2,806	(8)	2,798
Gold	470	6	476
Diamonds	444	—	444
Other products and freight services(b)	1,360	(3)	1,357
Consolidated sales revenue	53,721	320	54,041

	2022			2021
	Revenue from contracts with customers US$m	Other revenue(a) US$m	Consolidated sales revenue US$m	Revenue from contracts with customers US$m	Other revenue(a) US$m	Consolidated sales revenue US$m
Iron ore	33,068	(267)	32,801	42,992	(796)	42,196
Aluminium, alumina and bauxite	13,955	(165)	13,790	12,336	103	12,439
Copper	3,276	(80)	3,196	3,229	96	3,325
Industrial minerals (comprising titanium dioxide slag, borates and salt)	2,685	(16)	2,669	2,114	3	2,117
Gold	564	9	573	1,075	2	1,077
Diamonds	816	—	816	501	—	501
Other products and freight services(b)	1,710	(1)	1,709	1,837	3	1,840
Consolidated sales revenue	56,074	(520)	55,554	64,084	(589)	63,495
(a)Consolidated sales revenue includes both revenue from contracts with customers, accounted for under IFRS 15 “Revenue from Contracts with Customers”, and subsequent movements in provisionally priced receivables, accounted for under IFRS 9, and included in “other revenue” above.
(b)“Other products and freight services” includes metallic co-products, molybdenum, silver and other commodities.
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	183
7 Net operating costs (excluding items disclosed separately)

	Note	2023 US$m	2022 US$m	2021 US$m
Raw materials, consumables, repairs and maintenance		12,019	12,477	9,957
Amortisation of intangible assets	12	124	159	178
Depreciation of property, plant and equipment	13	5,210	4,851	4,519
Employment costs	26	6,636	6,002	5,513
Shipping and other freight costs		2,781	3,146	3,275
Decrease in finished goods and work in progress(a)		1,152	803	29
Royalties		3,135	2,994	3,878
Amounts charged by equity accounted units(b)		1,163	1,429	1,160
Net foreign exchange (gains)/losses		(47)	(42)	14
Gain on sale of the Cortez Royalty(c)		—	(432)	—
Gains recognised by Kitimat relating to LNG Canada’s project(d)		—	(116)	(336)
Provisions (including exchange differences on provisions)		1,491	1,006	1,906
Research and development		245	76	65
Other external costs(e)		5,295	4,161	4,071
Costs included above capitalised or shown on a separate line item(f)		(1,331)	(722)	(646)
Other operating income(g)		(821)	(1,022)	(893)
Net operating costs (excluding items disclosed separately)(h)		37,052	34,770	32,690
(a)Includes purchases of third-party material to satisfy sales contracts.
(b)Amounts charged by equity accounted units relate to toll processing fees and also include purchases from equity accounted units of bauxite, aluminium and copper concentrate which are then processed by the product group or sold to third parties.
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
(e)In 2023, other external costs include US$269 million (2022: US$465 million, 2021: US$502 million) of short-term lease costs and US$40 million (2022: US$50 million, 2021 US$34 million) of variable lease costs recognised in the income statement in accordance with IFRS 16 “Leases”. Refer to note 21.
(f)In 2023, US$1,007 million (2022: US$485 million; 2021: US$445 million) of operating costs were capitalised, US$247 million (2022: US$190 million; 2021: US$154 million) of costs were shown separately within “Exploration and evaluation costs” in the Group income statement, and US$77 million (2022: $47 million; 2021: US$47 million) of costs were shown within operating costs as
“Research and development”.
(g)Other operating income includes sundry revenue incidental to the main revenue-generating activities of the operations.
(h)Operating decarbonisation spend of US$234 million (2022: US$138 million) is allocated as US$182 million (2022: US$88 million)  within ”Net operating costs (excluding items disclosed separately)”, with the remainder included in our share of profit or loss of equity accounted units.
8 Exploration and evaluation expenditure
Exploration and evaluation expenditure includes costs that are directly attributable to:
–researching and analysing existing exploration data;
–conducting geological studies, exploratory drilling and sampling;
–examining and testing extraction and treatment methods;
–compiling various studies (order of magnitude, pre-feasibility and feasibility) and/or
–early works at mine sites prior to full notice to proceed.
Exploration expenditure relates to the initial search for deposits with economic potential. Expenditure on exploration activity undertaken by the
Group is not capitalised.
Evaluation expenditure relates to a detailed assessment of deposits or other projects (including smelter and refinery projects) that have been identified as having economic potential. These costs are also expensed until the business case for the project is sufficiently advanced. For greenfield projects, expensing typically continues to a later phase of study compared with brownfield expansions.
The charge for the year and the net amount of intangible assets capitalised during the year are as follows:

	2023 US$m	2022 US$m	2021 US$m
Expenditure in the year (inclusive of net cash proceeds of US$88 million (2022: US$1 million; 2021: US$7 million) on disposal of undeveloped projects)(a)	(1,684)	(1,097)	(852)
Non-cash movements and non-cash proceeds on disposal of undeveloped projects	(17)	(6)	23
Amount capitalised during the year	471	207	110
Exploration and evaluation expenditure (net of profit from disposal of interests in undeveloped projects) per income statement	(1,230)	(896)	(719)
Comprising:
Exploration and evaluation expenditures	(1,384)	(897)	(726)
Profit from disposal of interests in undeveloped projects(a)	154	1	7
(a)In 2023, net cash proceeds of US$88 million were received in relation to the sale of a 55% interest in the undeveloped La Granja project in Peru, for which we recognised a gain on disposal of
US$154 million. This profit is recorded within underlying EBITDA as it represents recovery of past exploration and evaluation expenditures that were also included within underlying EBITDA.
Refer to note 5 for details of the transaction.
Financial statements continued
Notes to the 2023 financial statements

184	Annual Report on Form 20-F 2023 | riotinto.com
9 Finance income and finance costs

	Note	2023 US$m	2022 US$m	2021 US$m
Finance income from loans to equity accounted units		4	3	2
Other finance income (including bank deposits, net investment in leases, and other financial assets)		532	176	62
Total finance income		536	179	64

Interest on:
– Financial liabilities at amortised cost (excluding lease liabilities) and associated derivatives		(1,209)	(713)	(489)
– Lease liabilities		(50)	(49)	(47)
Fair value movements:
– Bonds designated as hedged items in fair value hedges(a)		(190)	526	246
– Derivatives designated as hedging instruments in fair value hedges(a)		203	(515)	(242)
Loss on early redemption of bonds		—	—	(69)
Amounts capitalised(b)	12, 13	279	416	358
Total finance costs		(967)	(335)	(243)
(a)The main sources of ineffectiveness of the fair value hedges include changes in the timing of the cash flows of the hedging instrument compared to the underlying hedged item, and changes in the credit risk of parties to the hedging relationships.
(b)We capitalise interest based on the Group or relevant subsidiary’s cost of borrowing (refer to note 12 and note 13) or at the rate of project-specific debt (where applicable).
10 Taxation
Recognition and measurement
The taxation charge contains both current and deferred tax.
Current tax is the tax expected to be payable on the taxable income for the year calculated using rates applicable during the year. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods. Where the amount of tax payable or recoverable is uncertain, we establish provisions based on either: the Group’s judgement of the most likely amount of the liability or recovery; or, when there is a wide range of possible outcomes, a probability weighted average approach.
Deferred tax is calculated in accordance with IAS 12 using rates that have been enacted or substantively enacted at the balance sheet date. Where the recognition of an asset and liability from a single transaction gives rise to equal and off-setting temporary differences, we had previously applied the Initial Recognition Exemption allowed by IAS 12, and consequently recognised neither a deferred tax asset nor a deferred tax liability in respect of these timing differences. Under the narrow-scope amendments to IAS 12, deferred tax assets and liabilities are required to be recognised in respect of such temporary differences and prior year results have been restated accordingly (refer to section “New standards issued and effective in the current year” on page 166 for details). Primarily, this applies to lease arrangements and changes in closure estimates which are capitalised.

Other relevant judgements - uncertain tax positions
The Group operates across a large number of jurisdictions and is subject to review and challenge by local tax authorities on a range of tax matters. Where the amount of tax payable or recoverable is uncertain, whether due to local tax authority challenge or due to uncertainty regarding the appropriate treatment, judgement is required to assess the probability that the adopted treatment will be accepted. In accordance with IFRIC 23 “Uncertainty over Income Tax Treatments”, if it is not probable that the treatment will be accepted, the Group accounts for uncertain tax provisions for all matters worldwide based on the Group’s judgement of the most likely amount of the liability or recovery, or, where there is a wide range of possible outcomes, using a probability weighted average approach. Uncertain tax provisions include any related interest and penalties.
The Mongolian Tax Authority has issued a number of tax assessments covering the fiscal years 2013 to 2020, the most recent of which was received in December 2023, which are inconsistent with the Oyu Tolgoi Investment Agreement and Mongolian legislation. We have not booked any uncertain tax provisions for the matters under dispute, which have been referred to international arbitration. As required by
Mongolian law we have paid US$356 million in respect of the assessments, pending resolution of the disputes through the arbitration. These amounts, adjusted for exchange rate movements, are included within our non-current receivables and other assets on the balance sheet. The interpretation of the Investment Agreement and Mongolian legislation has been, and is expected to continue to be, subject to dispute.
Differences in interpretation of the Investment Agreement and Mongolian legislation could have a material impact on the recovery of the amounts paid and of certain deferred tax assets, further details of which are provided in Note 15.

Taxation charge

	Note	2023 US$m	2022 US$m Restated(a)	2021 US$m Restated(a)
– Current		5,092	4,851	8,144
– Deferred	15	(1,260)	763	92
Total taxation charge		3,832	5,614	8,236
(a)Comparative information has been restated to reflect the adoption of narrow-scope amendments to IAS 12. Refer to page 166 for details.
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	185
10 Taxation continued
Prima facie tax reconciliation

	2023 US$m	2022 US$m Restated(a)	2021 US$m Restated(a)
Profit before taxation(b)	13,785	18,662	30,833

Prima facie tax payable at UK rate of 23.5% (2022: 19%; 2021: 19%)(c)	3,239	3,546	5,858
Higher rate of taxation of 30% on Australian earnings (2022: 30%; 2021: 30%)	835	1,550	2,598
Other tax rates applicable outside the UK and Australia	(2)	(17)	103
Tax effect of profit from equity accounted units, related impairments and expenses(b)	(159)	(109)	(198)
Impact of changes in tax rates	(173)	(11)	—
Resource depletion allowances	(11)	(40)	(52)
Recognition of previously unrecognised deferred tax assets(d)	(157)	(261)	(212)
Write-down of previously recognised deferred tax assets(e)	—	932	—
Utilisation of previously unrecognised deferred tax assets(f)	(10)	(37)	(200)
Unrecognised current year operating losses(g)	567	212	107
Deferred tax arising on internal sale of assets in Canadian operations(h)	(364)	—	—
Adjustments in respect of prior periods(i)	31	(222)	40
Other items	36	71	192
Total taxation charge	3,832	5,614	8,236
(a)Comparative information has been restated to reflect the adoption of narrow-scope amendments to IAS 12. Refer to page 166 for details.
(b)The Group profit before tax includes profit after tax of equity accounted units. Consequently, the tax effect on the profit from equity accounted units is included as a separate reconciling item in this prima facie tax reconciliation.
(c)As a UK headquartered and listed Group, the reconciliation of expected tax on accounting profit to tax charge uses the UK corporate tax rate to calculate the prima facie tax payable. Rio Tinto is also listed in Australia, and the reconciliation includes the impact of the higher tax rate in Australia where a significant proportion of the Group's profits are currently earned. The impact of other tax rates applicable outside the UK and Australia is also included. The weighted average statutory corporate tax rate on profit before tax is approximately 31% (2022: 29% 2021: 29%).
(d)The recognition of previously unrecognised deferred tax assets in 2023 and 2022 relates primarily to Oyu Tolgoi where reaching sustainable underground production has reduced the risk of tax losses expiring if not recovered against taxable profits within eight years. In the comparative period to 31 December 2021 the recognition of previously unrecognised deferred tax assets also included the recognition of prior year deferred tax assets in our Australian Aluminium business.
(e)The write-down of previously recognised deferred tax assets in the prior year relates to deferred tax assets of our US businesses. The enactment of the US Inflation Reduction Act of 2022 in
August included a new Corporate Alternative Minimum Tax (CAMT) regime which applies a minimum tax rate of 15% on accounting profits. As a result of the new legislation, which does not give relief for some Federal deferred tax assets, the deferred tax assets previously recognised have been written down. This amount has been restated from US$820 million as previously reported to
US$932 million to reflect the adoption of narrow-scope amendments to IAS 12 referred to in footnote (a).
(f)In 2021, the utilisation of previously unrecognised deferred tax assets arose due to higher than forecast profits in the year at Oyu Tolgoi.
(g)Unrecognised current year operating losses include tax losses around the Group, including increases in closure estimates in 2023, for which no tax benefit is currently recognised due to uncertainty regarding whether suitable taxable profits will be earned in future to obtain value for the tax losses.
(h)During the year the Canadian aluminium business completed an internal sale of assets which resulted in the utilisation of previously unrecognised capital losses and an uplift in the tax depreciable value of assets on which a deferred tax asset of US$364 million is recognised.
(i)In the year to 31 December 2022, adjustments in respect of prior periods includes amounts related to the settlement of all tax disputes with the Australian Tax Office for the years 2010 to 2021.

	2023 US$m	2022 US$m	2021 US$m
Tax on fair value movements:
– Cash flow hedge fair value gains	1	21	62
Tax credit/(charge) on re-measurement gains/(losses) on pension and post-retirement healthcare plans	152	(123)	(305)
Deferred tax relating to components of other comprehensive income for the year (note 15)	153	(102)	(243)
Future tax developments
We continue to monitor and evaluate the domestic implementation by relevant countries of the Organisation for Economic Co-operation and
Development’s (OECD) Pillar Two which seeks to apply a 15% global minimum tax. Pillar Two was substantively enacted by the United Kingdom on
20 June 2023, with application from 1 January 2024. As the Pillar Two legislation was not operative at the reporting date, the Group has no related current tax exposure.
We have adopted the guidance contained in International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12 released on 23 May 2023, which provides a temporary mandatory exception from deferred tax accounting for Pillar Two. We estimate that the exposure to additional taxation in
2024 under Pillar Two is immaterial for the Group.
Financial statements continued
Notes to the 2023 financial statements

186	Annual Report on Form 20-F 2023 | riotinto.com
Our operating assets
We are a diversified mining operation with the majority of our assets being located in OECD countries.
Non-current assets other than excluded items(a)
The total of non-current assets other than excluded items is shown by location below.

	2023 US$m	2022 US$m Restated(b)
Australia	31,419	31,674
Canada	15,362	14,472
Mongolia	14,172	12,872
United States of America	7,171	6,441
Africa	3,412	2,945
South America	3,624	3,317
Europe (excluding UK)	165	245
UK	132	136
Other countries	1,254	1,159
Total non-current assets other than excluded items	76,711	73,261

Non-current assets excluded from analysis above:
Deferred tax assets	3,624	2,796
Other financial assets	481	406
Quasi-equity loans to equity accounted units(a)	14	—
Receivables and other assets	1,209	1,338
Total non-current assets per balance sheet	82,039	77,801
(a)Allocation of non-current assets by country is based on the location of the business units holding the assets. It includes investments in equity accounted units totalling US$4,393 million (2022:
US$3,298 million) which represents the Group’s share of net assets excluding quasi-equity loans shown separately above.
(b)Comparative information has been restated to reflect the adoption of narrow-scope amendments to IAS 12. Refer to page 166 for details.
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	187
11 Goodwill
Recognition and measurement
Goodwill is not amortised; it is tested annually at 30 September for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Refer to note 4 for further information.

	2023 US$m	2022 US$m
Net book value
At 1 January	826	879
Adjustment on currency translation	(29)	(53)
At 31 December	797	826
– cost	16,237	15,974
– accumulated impairment	(15,440)	(15,148)

At 1 January
– cost	15,974	16,987
– accumulated impairment	(15,148)	(16,108)
At 31 December, goodwill has been allocated as follows:

	2023 US$m	2022 US$m
Net book value
Richards Bay Minerals	370	405
Pilbara	342	337
Dampier Salt	85	84
	797	826
Impairment tests for goodwill
Richards Bay Minerals
Richards Bay Minerals’ annual impairment review resulted in no impairment charge for 2023 (2022: no impairment charge). The recoverable amount has been assessed by reference to the CGU’s FVLCD, in line with the policy set out in note 4 and classified as level 3 under the fair value hierarchy.
FVLCD was determined by estimating cash flows until the end of the life-of-mine plan including anticipated expansions. In arriving at FVLCD, a post-
tax discount rate of 8.6% (2022: 8.6%) has been applied to the post-tax cash flows expressed in real terms.
The key assumptions to which the calculation of FVLCD for Richards Bay Minerals is most sensitive and the corresponding change in FVLCD are set out below:

	2023 US$m	2022 US$m
5% increase in the titanium slag price	217	207
1% increase in the discount rate applied to post-tax cash flows	(175)	(140)
10% strengthening of the South African rand	272	263
Future selling prices and operating costs have been estimated in line with the policy set out in note 4. The recoverable amount of the cash-
generating unit (CGU) exceeds the carrying value when each of these sensitivities is applied while keeping all other assumptions constant.
Financial statements continued
Notes to the 2023 financial statements

188	Annual Report on Form 20-F 2023 | riotinto.com
12 Intangible assets
Recognition and measurement
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
The majority of our intangible assets relate to capitalised exploration and evaluation spend on undeveloped properties and contract-based water rights. The water rights were acquired with Alcan in Canada.
The carrying values for undeveloped properties are reviewed at each reporting date in accordance with IFRS 6 “Exploration for and Evaluation of
Mineral Resources”. The indicators of impairment differ from the tests in accordance with IAS 36 in recognition of the subjectivity of estimating future cash flows for mineral interests under evaluation. Potential indicators of impairment include: expiry of the right to explore, substantive expenditure is no longer planned, commercially viable quantities of mineral resources have not been discovered and exploration activities will be discontinued, or sufficient data exists to indicate a future development would be unlikely to recover the carrying amount in full. When such impairment indicators have been identified, the recoverable amount and impairment charge are measured under IAS 36. Impairment reversals for undeveloped properties are not subject to special conditions within IFRS 6 and are therefore subject to the same monitoring for indicators of impairment reversal as other
CGUs.
Exploration and evaluation
Evaluation expenditure relates to a detailed assessment of deposits or other projects (including smelter and refinery projects) that have been identified as having economic potential. Capitalisation of evaluation expenditure commences when there is a high degree of confidence that the
Group will determine that a project is commercially viable; that is, the project will provide a satisfactory return relative to its perceived risks and, therefore, it is considered probable that future economic benefits will flow to the Group. The Group’s view is that a high degree of confidence is greater than “more likely than not” (that is, greater than 50% certainty) and less than “virtually certain” (that is, less than 90% certainty).
Assessing whether there is a high degree of confidence that the Group will ultimately determine that an evaluation project is commercially viable requires judgement and consideration of all relevant factors such as: the nature and objective of the project; the project’s current stage, project timeline, current estimates of the project’s net present value (including sensitivity analyses for the key assumptions), and the main risks of the project. Development expenditure incurred prior to the decision to proceed is subject to the same criteria for capitalisation, being a high degree of confidence that the Group will ultimately determine that a project is commercially viable.
In some cases, undeveloped projects are regarded as successors to ore bodies, smelters or refineries currently in production. Where this is the case, it is intended that these will be developed and go into production when the current source of ore is exhausted or when existing smelters or refineries are closed. Mineral reserves may be declared for an undeveloped mining project before its commercial viability has been fully determined.
Evaluation costs may continue to be capitalised in between declaration of mineral reserves and approval to mine as further work is undertaken in order to refine the development case to maximise the project’s returns.
Carbon credits and Renewable Energy Certificates
Carbon credits and Renewable Energy Certificate (RECs) acquired for our own use are accounted for as intangible assets, initially recorded at cost.
They are amortised through the income statement when surrendered.
Contract-based intangible assets
The majority of the carrying value of our contract-based intangible assets relate to water rights in the Quebec region. These contribute to the efficiency and cost effectiveness of our aluminium operations as they enable us to generate electricity from hydropower stations.

Other relevant judgements - assessment of indefinite-lived water rights in Quebec, Canada
We continue to judge the water rights in Quebec to have an indefinite life because we expect the contractual rights to contribute to the efficiency and cost effectiveness of our operations for the foreseeable future. Accordingly, the rights are not subject to amortisation but are tested annually for impairment. We have no other indefinite-lived assets.
The remaining carrying value of the water rights of US$1,776 million (included in contract-based assets) as at 31 December 2023 (2022:
US$1,693 million) relates wholly to the Quebec smelters CGU. The Quebec smelters CGU was tested for impairment by reference to FVLCD using discounted cash flows. The recoverable amount of the Quebec smelters is classified as level 3 under the fair value hierarchy. In arriving at its FVLCD, post-tax cash flows expressed in real terms have been estimated over the expected useful economic lives of the underlying smelting assets and discounted using a real post-tax discount rate of 6.6% (2022: 6.6%).
The recoverable amounts were determined to be significantly in excess of carrying value, and there are no reasonably possible changes in key assumptions that would cause the remaining water rights to be impaired.

Impact of climate change on our business - water rights
To manage the uncertainties of climate change and our impact on the area, our team of hydrologists in Quebec analyse different weather scenarios on a daily basis. We monitor the water resource available to us along with the impact that our operation is having on the water quality and quantity, and on the environment when we return the water following use. Based on our analysis to date, we do not consider the renewal of our contractual water rights to be at risk from climate change for the foreseeable future.

Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	189
12 Intangible assets continued

	2023
	Exploration and evaluation US$m	Trademarks, patented and non-patented technology US$m	Contract-based intangible assets US$m	Other intangible assets(a) US$m	Total US$m
Net book value
At 1 January 2023	1,368	12	1,875	390	3,645
Adjustment on currency translation	—	1	52	8	61
Additions(b)	471	—	—	121	592
Amortisation for the year	—	(4)	(7)	(113)	(124)
Impairment reversal(c)	231	—	—	—	231
Newly consolidated operations(d)	85	—	—	—	85
Disposals, transfers and other movements	(176)	—	33	42	(101)
At 31 December 2023	1,979	9	1,953	448	4,389
– cost (c)	1,989	222	2,996	1,926	7,133
– accumulated amortisation and impairment (c)	(10)	(213)	(1,043)	(1,478)	(2,744)

	2022
	Exploration and evaluation US$m	Trademarks, patented and non-patented technology US$m	Contract-based intangible assets US$m	Other intangible assets (a) US$m	Total US$m
Net book value
At 1 January 2022	363	22	2,008	439	2,832
Adjustment on currency translation	(22)	(2)	(114)	(24)	(162)
Additions	207	5	—	106	318
Amortisation for the year	—	(13)	(9)	(137)	(159)
Impairment reversal(c)	150	—	—	—	150
Subsidiaries no longer consolidated(c)	(150)	—	—	—	(150)
Newly consolidated operations(d)	822	—	—	—	822
Disposals, transfers and other movements	(2)	—	(10)	6	(6)
At 31 December 2022	1,368	12	1,875	390	3,645
– cost	3,030	211	2,908	1,732	7,881
– accumulated amortisation and impairment	(1,662)	(199)	(1,033)	(1,342)	(4,236)
(a)Carbon abatement spend of US$61 million in 2023 (2022: US$33 million) relates to procurement of carbon units and RECs included within “Other intangible assets” on initial recognition and charged to the income statement when surrendered.
(b)In the current year, additions to exploration and evaluation assets includes US$4 million of interest capitalised. Our average borrowing rate, excluding any project finance, used for capitalisation of interest is 7.50% (2022: 5.60%).
(c)The impairment reversal in the current year relates to the Simandou project, this also impacted cost and accumulated impairment due to derecognition of historical exploration and evaluation costs. In 2022, the impairment reversal and disposal related to our sale of the Roughrider uranium project. Refer to note 4 for details.
(d)In the current year, the acquisition relates to our purchase of Meridian Minera Limitada’s 57.7% share in Agua de la Falda. In 2022, the acquisition related to our purchase of Rincon, a lithium project in Argentina. Refer to note 5 for details.
Where amortisation is calculated on a straight line basis, the following useful lives have been determined:

	Trademarks, patented and non-patented technology		Contract-based intangible assets		Other intangible assets
Type of intangible	Trademarks	Patented and non-patented technology	Power contracts/water rights	Other purchase and customer contracts	Internally generated intangible assets and computer software	Other intangible assets
Amortisation profile	14 to 20 years	10 to 20 years	2 to 45 years	5 to 15 years	2 to 5 years	2 to 20 years
Financial statements continued
Notes to the 2023 financial statements

190	Annual Report on Form 20-F 2023 | riotinto.com
13 Property, plant and equipment
Recognition and measurement
Property, plant and equipment is stated at cost, as defined in IAS 16 “Property, Plant and Equipment”, less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes, where applicable, the estimated close-down and restoration costs associated with the asset.
Property, plant and equipment includes right-of-use assets arising from leasing arrangements, shown separately from owned and leasehold assets.
Once an undeveloped mining project has been determined as commercially viable and approval to mine has been given, further expenditure is capitalised under “capital work in progress” together with any amount transferred from “Exploration and evaluation”. Once the project enters into an operation phase, the amounts capitalised in capital work in progress are reclassified to their respective asset categories.
Costs incurred while commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalised unless associated with pre-production revenue. Development costs incurred after the commencement of production are capitalised to the extent they are expected to give rise to a future economic benefit. Interest on borrowings related to construction or development projects is capitalised, at the rate payable on project-specific debt if applicable or at the Group or subsidiary’s cost of borrowing if not. This is performed until the point when substantially all the activities that are necessary to make the asset ready for its intended use are complete. It may be appropriate to use a subsidiary’s cost of borrowing when the debt was negotiated based on the financing requirements of that subsidiary.
Depreciation of non-current assets
Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine, smelter or refinery if that is shorter and there is no reasonable alternative use for the asset by the Group. Depreciation commences when an asset is available for use and therefore there is no depreciation for capital work in progress.
Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis as follows:

Type of Property, plant and equipment	Land and buildings		Plant and equipment
	Land	Buildings	Power-generating assets	Other plant and equipment
Depreciation profile	Not depreciated	5 to 50 years	See Power note below on page 195	3 to 50 years
The useful lives and residual values for material assets and categories of assets are reviewed annually and changes are reflected prospectively.
Units of production basis
For mining properties and leases and certain mining equipment, consumption of the economic benefits of the asset is linked to production. Except as noted below, these assets are depreciated on the units of production basis.
In applying the units of production method, depreciation is normally calculated based on production in the period as a percentage of total expected production in current and future periods based on mineral reserves and, for some mines, other mineral resources. Other mineral resources may be included in the calculations of total expected production in limited circumstances where there are very large areas of contiguous mineralisation, for which the economic viability is not sensitive to likely variations in grade, as may be the case for certain iron ore, bauxite and industrial mineral deposits, and where there is a high degree of confidence that the other mineral resources can be extracted economically. This would be the case when the other mineral resources do not yet have the status of ore reserves merely because the necessary detailed evaluation work has not yet been performed and the responsible technical personnel agree that inclusion of a proportion of measured and indicated resources in the calculation of total expected production is appropriate based on historical reserve conversion rates.
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
only and does not take into account future development costs for mines which are not yet in production. Measured and indicated resources are currently incorporated into depreciation calculations in the Group’s Australian iron ore business.
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	191
13 Property, plant and equipment continued

Key judgement - estimation of asset lives
The useful lives of the major assets of a cash-generating unit are often dependent on the life of the orebody to which they relate. Where this is the case, the lives of mining properties, and their associated refineries, concentrators and other long-lived processing equipment are generally limited to the expected life of the orebody. The life of the orebody, in turn, is estimated on the basis of the life-of-mine plan. Where the major assets of a cash-generating unit are not dependent on the life of a related orebody, management applies judgement in estimating the remaining service potential of long-lived assets. Factors affecting the remaining service potential of smelters include, for example, smelter technology and electricity purchase contracts when power is not sourced from the Group, or in some cases from local governments permitting electricity generation from hydropower stations.

Impact of climate change on our business - estimation of asset lives
We expect there to be a higher demand for copper, aluminium, lithium and high-grade iron ore in order to meet demand for the minerals required to transition to a low carbon economic environment, consistent with the climate change commitments of the Paris Agreement. We expect this to exceed new supply to the market and therefore increase prices. Under the Aspirational Leadership scenario, the economic cut-
off grade for our Mineral Reserves is expected to be lower; in effect we would mine a greater volume of material before the mines are depleted. We cannot quantify the difference this would make without undue cost as it would require revised mine plans, but for property, plant and equipment this increased volume of material would reduce the depreciation charge during any given period for assets that use the “Units of production” depreciation basis.

Deferred stripping
In open pit mining operations, overburden and other waste materials must be removed to access ore from which minerals can be extracted economically. The process of removing overburden and other waste materials is referred to as stripping. During the development of a mine (or, in some instances, pit; see below), before production commences, stripping costs related to a component of an orebody are capitalised as part of the cost of construction of the mine (or pit). These are then amortised over the life of the mine (or pit) on a units of production basis.
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

Key judgement - deferral of stripping costs
We apply judgement as to whether multiple pits at a mine are considered separate or integrated operations. This determines whether the stripping activities of a pit are classified as pre-production or production phase stripping and, therefore, the amortisation base for those costs.
The analysis depends on each mine’s specific circumstances and requires judgement: another mining company could make a different judgement even when the fact pattern appears to be similar.
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

Financial statements continued
Notes to the 2023 financial statements

192	Annual Report on Form 20-F 2023 | riotinto.com
Recognition and measurement of deferred stripping

Phase	Development Phase	Production Phase
Stripping activity	Overburden and other waste removal during the development of a mine before production commences.	Production phase stripping can give access to two benefits: the extraction of ore in the current period and improved access to ore which will be extracted in future periods.
Period of benefit	After commissioning of the mine.	Future periods after first phase is complete.	Current and future benefit are indistinguishable.
Capitalised to mining properties and leases in property, plant and equipment	During the development of a mine, stripping costs relating to a component of an orebody are capitalised as part of the cost of construction of the mine.
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
The stripping cost is allocated to inventory
based on a relevant production measure
using a life-of-component strip ratio. The
ratio divides the tonnage of waste mined for
the component for the period either by the
quantity of ore mined for the component or
by the quantity of minerals contained in the
ore mined for the component. In some
operations, the quantity of ore is a more
appropriate basis for allocating costs,
particularly when there are significant by-
products.

Component
A “component” is a specific section of the orebody that is made more accessible by the stripping activity. It will typically be a subset of the larger orebody that is distinguished by a separate useful economic life (for example, a pushback).

Life-of-component ratio
The life-of-component ratios are based on the mineral reserves of the mine (and for some mines, other mineral resources) and the annual mine plan; they are a function of the mine design and, therefore, changes to that design will generally result in changes to the ratios.
Changes in other technical or economic parameters that impact the mineral reserves (and for some mines, other mineral resources) may also have an impact on the life-of-component ratios even if they do not affect the mine design. Changes to the ratios are accounted for prospectively.

Depreciation basis	Depreciated on a “units of production” basis based on expected production of either ore or minerals contained in the ore over the life of the component unless another method is more appropriate.
Property, plant and equipment - owned and leased assets

	2023 US$m	2022 US$m
Property, plant and equipment – owned	65,290	63,731
Right-of-use assets – leased	1,178	1,003
Net book value	66,468	64,734
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	193
13 Property, plant and equipment continued
Property, plant and equipment – owned

		2023
	Note	Mining properties and leases(a) US$m	Land and buildings US$m	Plant and equipment US$m	Capital works in progress US$m	Total US$m
Net book value
At 1 January 2023		10,529	6,699	34,407	12,096	63,731
Adjustment on currency translation(b)		14	116	495	54	679
Adjustments to capitalised closure costs	14	(292)	—	—	—	(292)
Interest capitalised(c)	9	—	—	—	275	275
Additions(d)		222	207	1,381	5,110	6,920
Depreciation for the year(a)		(802)	(504)	(3,511)	—	(4,817)
Impairment charges(e)		(92)	(58)	(922)	(87)	(1,159)
Disposals		—	(28)	(73)	(27)	(128)
Transfers and other movements(f)		3,976	1,590	4,568	(10,053)	81
At 31 December 2023		13,555	8,022	36,345	7,368	65,290
Balance sheet analysis
– cost		29,731	14,737	80,993	7,728	133,189
– accumulated depreciation and impairment		(16,176)	(6,715)	(44,648)	(360)	(67,899)
Non-current assets pledged as security(g)		5,307	1,477	6,980	3,715	17,479

		2022
	Note	Mining properties and leases(a) US$m	Land and buildings US$m	Plant and equipment US$m	Capital works in progress US$m	Total US$m
Net book value
At 1 January 2022		10,817	5,995	33,453	13,528	63,793
Adjustment on currency translation(b)		(436)	(344)	(1,870)	(311)	(2,961)
Adjustments to capitalised closure costs	14	520	—	—	—	520
Interest capitalised(c)	9	—	—	—	416	416
Additions(d)		360	304	1,111	4,732	6,507
Depreciation for the year(a)		(891)	(433)	(3,171)	—	(4,495)
Disposals		(3)	(1)	(38)	(4)	(46)
Newly consolidated operations(h)		—	1	—	5	6
Transfers and other movements(f)		162	1,177	4,922	(6,270)	(9)
At 31 December 2022		10,529	6,699	34,407	12,096	63,731
Balance sheet analysis
– cost		25,263	12,805	74,562	13,118	125,748
– accumulated depreciation and impairment		(14,734)	(6,106)	(40,155)	(1,022)	(62,017)
Non-current assets pledged as security(g)		1,602	491	5,113	8,876	16,082
(a)At 31 December 2023, the net book value of capitalised production phase stripping costs totalled US$2,505 million, with US$2,069 million within “Property, plant and equipment” and a further
US$436 million within “Investments in equity accounted units” (2022: total of US$2,497 million, with US$2,038 million in “Property, plant and equipment” and a further US$460 million within
“Investments in equity accounted units”). During the year, capitalisation of US$325 million was partly offset by depreciation of US$324 million, inclusive of amounts recorded within equity accounted units (2022: US$411 million offset by depreciation of US$331 million). Depreciation of deferred stripping costs in respect of subsidiaries of US$216 million (2022: US$246 million;
2021: US$201 million) is included within “Depreciation for the year”.
(b)Adjustment on currency translation represents the impact of exchange differences arising on the translation of the assets of entities with functional currencies other than the US dollar, recognised directly in the currency translation reserve. The adjustment in 2023 arose primarily from the strengthening of the Australian and Canadian dollars against the US dollar.
(c)Our average borrowing rate, excluding any project finance, used for capitalisation of interest is 7.50% (2022: 5.60%).
(d)Additions to “Property, plant and equipment” includes US$94 million of spend on carbon abatement (2022: US$86 million).
(e)In 2023, the impairment charges related primarily to our alumina refineries in the Aluminium segment. Refer to note 4 for details.
(f)“Transfers and other movements” includes reclassification between categories.
(g)Excludes assets held under capitalised lease arrangements. Non-current assets pledged as security represent amounts pledged as collateral against US$3,994 million (2022: US$3,965 million)
of loans, which are included in note 20.
(h)In 2022, the acquisition relates to our purchase of Rincon, a lithium project in Argentina. Refer to note 5 for details.
Financial statements continued
Notes to the 2023 financial statements

194	Annual Report on Form 20-F 2023 | riotinto.com

Impact of climate change on our business - useful economic lives of our power generating assets
The Group has committed to reducing Scope 1 and Scope 2 carbon emissions by 50% relative to our 2018 baseline by 2030 and achieving net zero emission across our operations by 2050. We expect to invest US$5 billion to US$6 billion on carbon abatement projects between
2022 and 2030 (revised from US$7.5 billion in prior year). Transitioning electricity from principally fossil fuel-based power generating assets to principally renewables is critical to achieving that goal. The carrying value of power generating assets is set out in the table below. The weighted average remaining useful economic life of plant and equipment for fossil fuel-based power generating assets is 10 years (2022: 13 years). Given the technical limitations of intermittent renewable energy generation and energy storage systems, and our need for reliable baseload electricity, we expect our current generation assets will be integral to those needs for the foreseeable future. We are investing in research and development and evaluating new market options that may overcome these technical challenges. Should pathways for eliminating fossil fuel power generating assets be identified we may need to accelerate depreciation or impair the assets; however, at this present moment the requirement for fossil fuel powered back-up means that early retirement of the assets is not expected and no change to depreciation rates is required.

	2023		2022
Net book value	Land and buildings US$m	Plant and equipment US$m	Land and buildings US$m	Plant and equipment US$m
Fossil fuels	87	932	25	882
Renewables(a)	201	2,456	198	2,352

(a)The increase of US$104 million in renewables plant & equipment is primarily attributable to the Quebec power stations which are essential to the production of hydroelectricity for the manufacture of low-carbon aluminium in our newly expanded facility at Complexe Jonquière in Saguenay-Lac-Saint-Jean, as well as the Kemano hydropower station which continues to ensure the long-term, sustainable production of low-carbon aluminium at our smelter in Kitimat. Both assets are items of property, plant and equipment which are owned by Rio Tinto.

Right-of-use assets – leased

	2023			2022
	Land and buildings US$m	Plant and equipment US$m	Total US$m	Land and buildings US$m	Plant and equipment US$m	Total US$m
Net book value
At 1 January	515	488	1,003	549	585	1,134
Adjustment on currency translation	11	4	15	(35)	(16)	(51)
Additions	96	420	516	49	254	303
Depreciation for the year	(88)	(305)	(393)	(61)	(295)	(356)
Impairment charges(a)	(1)	(7)	(8)	—	—	—
Disposals	—	(1)	(1)	—	—	—
Transfers and other movements	10	36	46	13	(40)	(27)
At 31 December	543	635	1,178	515	488	1,003
(a)In 2023, the impairment charges related to our alumina refineries in the Aluminium segment. Refer to note 4 for details.
The leased assets of the Group include land and buildings (mainly office buildings) and plant and equipment, the majority of which are marine vessels. Lease terms are negotiated on an individual basis and contain a wide range of terms and conditions. Right-of-use assets are depreciated on a straight line basis over the life of the lease, taking into account any extensions that are likely to be exercised.
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	195
14 Close-down and restoration provisions
Recognition and measurement
The Group has provisions for close-down and restoration costs, which include the dismantling and demolition of infrastructure, the removal of residual materials and the remediation of disturbed areas for mines and certain refineries and smelters. The obligation may occur during development or during the production phase of a facility. These provisions are based on all regulatory requirements and any other commitments made to stakeholders. The provision excludes the impact of future disturbance that is planned to occur during the life of mine, so that it represents only existing disturbance as at the balance sheet date.
Closure provisions are not made for those operations that have no known restrictions on their lives as the closure dates cannot be reliably estimated; instead a contingent liability is disclosed. Refer to note 37 for details. This applies primarily to certain Canadian smelters that have indefinite-lived water rights from local governments permitting electricity generation from hydropower stations and are not tied to a specific orebody.
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
The timing of closure and the rehabilitation plans for the site can be uncertain and dependent upon future capital allocation decisions, which involve estimation of future economic circumstances and business cases. In such circumstances, the closure provision is estimated using probability weighting of the different remediation and closure scenarios.
The initial close-down and restoration provision is capitalised within
“Property, plant and equipment”. Subsequent movements in the close-
down and restoration provisions for ongoing operations are treated as an adjustment to cost within “Property, plant and equipment”. This includes those resulting from new disturbances related to expansions or other activities qualifying for capitalisation; updated cost estimates;
changes to the estimated lives of operations; changes to the timing of closure activities; and revisions to discount rates.
Changes in closure provisions relating to closed and fully impaired operations are charged/credited to “Net operating costs” in the income statement.
Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the estimated outstanding continuous rehabilitation work at each balance sheet date and the cost is charged to the income statement.
The closure provision is represented by forecast future underlying cash flows expressed in real terms at the balance sheet date. These are discounted for the time value of money based on a long-term view of low-risk market yields which includes a review of historic trends plus risks and opportunities for which future cash flows have not been adjusted, namely potential improvements in closure practices between the reporting date and the point at which rehabilitation spend takes place. The real-terms discount rate used is 2.0% (2022: 1.5%) which is applied to all locations since we expect to meet closure cash flows principally from US dollar revenues and financing, with activities co-
ordinated by the Group's central closure team.
To roll forward those real-terms cash flows between periods, we identify local rates of inflation based on Producer Price Inflation (PPI) indices and, together with the real-terms discount rate, unwind the discount through the line “Amortisation of discount on provisions”, shown within
“Finance items” in the income statement. This nominal rate for cost escalation in the current financial year is estimated at the start of each half-year and applied systematically for six months. At the end of each half-year we update the underlying cash flows for the latest estimate of experienced inflation, if it differs materially from our forecast, for the current financial year and record this as “changes to existing provisions”. For operating sites this adjustment usually results in a corresponding adjustment to property, plant and equipment and for closed and fully impaired sites the adjustment is charged or credited to the income statement.
In some cases, our subsidiaries make a contribution to trust funds in order to meet or reimburse future environmental and decommissioning costs. Amounts due for reimbursement from trust funds are not offset against the corresponding closure provision unless payments into the fund have the effect of passing the closure obligation to the trust.
Environmental costs result from environmental damage that was not a necessary consequence of operations, and may include remediation, compensation and penalties. Provision is made for the estimated present value of such costs at the balance sheet date. These costs are charged to “Net operating costs”, except for the unwinding of the discount which is shown within “Amortisation of discount on provisions”.
Remediation procedures may commence soon after the time the
disturbance, remediation process and estimated remediation costs become known, but can continue for many years depending on the nature of the disturbance and the remediation techniques used.
Financial statements continued
Notes to the 2023 financial statements

196	Annual Report on Form 20-F 2023 | riotinto.com

	Note	2023 US$m	2022 US$m
At 1 January		15,759	14,542
Adjustment on currency translation		241	(699)
Adjustments to mining properties/right-of-use assets:	13
– increases to existing and new provisions		629	520
– change in discount rate		(921)	—
Charged/(credited) to profit:
– increases to existing and new provisions(a)		1,654	541
– change in discount rate		(168)	—
– unused amounts reversed		(195)	(72)
– exchange (gains)/losses on provisions		(16)	17
– amortisation of discount		955	1,517
Utilised in year		(777)	(609)
Transfers and other movements		(11)	2
At 31 December(b)		17,150	15,759
Balance sheet analysis:
Current		1,523	1,142
Non-current		15,627	14,617
Total		17,150	15,759
(a)Includes US$1,272 million arising from study updates in the second half of 2023 (2022: US$180 million) which have been excluded from underlying EBITDA. Refer to note 1 for details.
(b)Close-down, restoration and environmental liabilities at 31 December 2023 have not been adjusted for closure-related receivables amounting to US$366 million (2022: US$351 million) due from the ERA trust fund and other financial assets held for the purposes of meeting closure obligations. These are included within “Receivables and other assets” on the balance sheet.

Key judgement - Close-down, restoration and environmental obligations
We use our judgement and experience to determine the potential scope of closure rehabilitation work required to meet the Group’s legal, statutory and constructive obligations, and any other commitments made to stakeholders, and the options and techniques available to meet those obligations in order to estimate the associated costs and the likely timing of those costs. Significant judgement is also required to then determine both the costs associated with that work and the other assumptions used to calculate the provision. External experts support the cost estimation process where appropriate but there remains significant estimation uncertainty.
The key judgement in applying this accounting policy is determining when an estimate is sufficiently reliable to make or adjust a closure provision. Adjustments are made to provisions when the range of possible outcomes becomes sufficiently narrow to permit reliable estimation.
Depending on the materiality of the change, adjustments may require review and endorsement by the Group’s Closure Steering Committee before the provision is updated.
Cost provisions are updated throughout the life of the operation with conceptual study estimates reviewed every five years. Within ten years from the expected closure date, closure cost estimates must comply with the Group’s Capital Project Framework. This means, for example, that where an Order of Magnitude (OoM) study is required for closure, it must be of the same standard as an OoM study for a new mine, smelter or refinery.
In 2023, a reforecast for the Ranger Uranium mine operated by Energy Resources of Australia has resulted in an increase to the closure provision of US$850 million. The increase is principally attributed to closure activities taking longer due to a reassessment of the time taken to achieve Pit 3 consolidation coupled with transition to a lower risk approach which adversely impacts achievement of final landform and the quantity of water to be processed. When operations ceased at the end of 2020, rehabilitation was expected to be complete by 2026; we now expect the final completion will be delayed until 2034, subject to permitting. The majority of the provision increase is attributable to rehabilitation activities post 2027 and is subject to further study which could result in material change to the provision. These activities remain subject to a number of studies and are also potentially sensitive to external events such as rainfall. A previous study was completed in early
2022 and the preliminary information from that study resulted in an increase to closure liabilities of US$510 million in 2021.
In some cases, the closure study may indicate that monitoring and, potentially, remediation will be required indefinitely - for example, ground water treatment. In these cases, the underlying cash flows for the provision may be restricted to a period for which the costs can be reliably estimated, which on average is around 30 years. Where an alternative commercial arrangement to meet our obligations can be predicted with confidence, this period may be shorter.

Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	197
14 Close-down and restoration provisions continued
Analysis of close-down and restoration/environmental clean-up provisions

	2023 US$m	2022 US$m
Undiscounted close-down and environmental restoration obligations	23,372	20,433
Impact of discounting	(6,222)	(4,674)
Present value of close-down and restoration obligations	17,150	15,759
Attributable to:
Operating sites	12,021	11,598
Non-operating sites	5,129	4,161
Total close-down and restoration provisions	17,150	15,759

Closure cost composition as at 31 December	2023 US$m	2022 US$m
Decommissioning, decontamination and demolition	3,591	3,386
Closure and rehabilitation earthworks(a)	4,609	4,760
Long-term water management costs(b)	1,236	1,092
Post closure monitoring and maintenance	1,806	1,846
Indirect costs, owners' costs and contingency(c)	5,908	4,675
Total	17,150	15,759
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
quantitative estimation uncertainties, which are allocated to the underlying cost driver and presented within the respective cost categories above.

Geographic composition as at 31 December	2023 US$m	2022 US$m
Australia	9,187	7,983
USA	4,682	4,680
Canada	1,722	1,730
Other countries	1,559	1,366
Total	17,150	15,759
The geographic composition of the closure provision shows that our closure obligations are largely in countries with established levels of regulation in respect of mine and site closure.
Projected cash flows (undiscounted) for close-down and restoration/environmental clean-up provisions

	<1 year US$m	1-3 years US$m	3-5 years US$m	> 5 years US$m	Total US$m
At 31 December 2023	1,523	2,365	2,005	17,479	23,372
At 31 December 2022	1,142	1,986	1,426	15,879	20,433
Remaining lives of operations and infrastructure range from one to over 50 years with an average for all sites, weighted by present closure obligation, of around 14 years. Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their respective costs based on current restoration standards, techniques and expected climate conditions.
Financial statements continued
Notes to the 2023 financial statements

198	Annual Report on Form 20-F 2023 | riotinto.com

Key accounting estimate - close-down, restoration and environmental obligations
The most significant assumptions and estimates used in calculating the provision are:
–Closure timeframes. The weighted average remaining lives of operations is shown on the previous page. Some expenditure may be incurred before closure while the operation as a whole is in production.
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
–Appropriate sources on which to base the calculation of the discount rate. The discount rate by nature is subjective and therefore sensitivities are shown below for how the provision balance, which at 31 December 2023 was US$17.2 billion, would change if discounted at alternative discount rates.
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
–Change in foreign exchange rates;
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
The expected timing of expenditure can also change for other reasons, for example because of changes to expectations relating to Mineral reserves and mineral resources, production rates, renewal of operating licences or economic conditions.
Changes in closure cost estimates at the Group’s ongoing operations could result in a material adjustment to assets and liabilities in the next
12 months and would also impact the depreciation and the unwinding of discount in future years.
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

Impact of climate change on our business - close-down, restoration and environmental costs
The underlying costs for closure have been estimated with varying degrees of precision based on a function of the age of the underlying asset and proximity to closure. For assets within ten years of closure, closure plans and cost estimates are supported by detailed studies which are refined as the closure date approaches. These closure studies consider climate change and plan for resilience to expected climate conditions with a particular focus on precipitation rates. For new developments, consideration of climate change and ultimate closure conditions are an important part of the approval process. For longer-lived assets, closure provisions are typically based on conceptual level studies that are refreshed at least every five years; these are evolving to incorporate greater consideration of forecast climate conditions at closure.

Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	199
14 Close-down and restoration provisions continued
Sensitivity analysis
Provisions of US$17,150 million (2022: US$15,759 million) for close-down and restoration costs and environmental clean-up obligations are based on risk-adjusted cash flows expressed in real terms. The present volatility in interest rates has resulted in expectations of higher yields from long-
dated bonds, including the 30-year US Treasury Inflation Protected Securities, which is a key input to our closure provision discount rate. On
30 June 2023, we revised the closure discount rate to 2.0% (from 1.5%), applied prospectively from that date. This assumption is based on the currency in which we plan to fund the closures and our expectation of long-term interest rate and exchange rate parity in the locations of our operations.
The impact of discounting on the provision - and the corresponding amount capitalised within “Property, plant and equipment” (for operating sites) or charged/(credited) to the income statement (for non-operating and fully impaired sites) - is illustrated below:

	At 31 December 2023			At 31 December 2022
	Capitalised within “Property, plant and equipment” US$m	Charged/(credited) to the income statement US$m	Total increase/ (decrease) in provision US$m	Capitalised within “Property, plant and equipment” US$m	Charged/(credited) to the income statement US$m	Total increase/ (decrease) in provision US$m
Discount rate decreased to 1.0%	2,300	300	2,600	1,400	100	1,500
Discount rate increased to 3.0%	(1,800)	(300)	(2,100)	(2,700)	(300)	(3,000)
15 Deferred taxation
Recognition and measurement
The Group’s accounting policy in relation to deferred taxation is outlined within note 10.
The movement in deferred tax (liabilities)/assets in the year ended 31 December is as follows:

	2023 US$m	2022 US$m Restated(a)
At 1 January	(368)	395
Adjustment on currency translation	19	96
Credited/(charged) to the income statement	1,260	(763)
Credited/(charged) to statement of comprehensive income(b)	153	(102)
Other movements(c)	(24)	6
At 31 December	1,040	(368)

Comprising:
– deferred tax assets(d)(e)	3,624	2,796
– deferred tax liabilities(f)	(2,584)	(3,164)
(a)Comparative information has been restated to reflect the adoption of narrow-scope amendments to IAS 12. Refer to page 166 for details.
(b)The amounts credited/(charged) directly to the statement of comprehensive income include provisions for tax on cash flow hedges and on re-measurement gains/(losses) on pension schemes and on post-retirement healthcare plans.
(c)“Other movements” include deferred tax relating to tax payable recognised by subsidiary holding companies on the profits of the equity accounted units to which it relates.
(d)Recognised deferred tax assets of US$1,182 million (2022: US$868 million) are subject to expiry if not recovered within certain time limits as specified in local tax legislation and investment agreements. Of those recognised assets US$nil (2022: US$nil) would expire within one year if not used, US$140 million (2022: US$105 million) would expire within one to five years, and
US$1,042 million (2022: US$763 million) would expire in more than five years.
(e)Recognised and unrecognised deferred tax assets are shown in the table on page 202 and totalled US$10,040 million at 31 December 2023 (2022: US$8,089 million). Of this total, US$3,624 million has been recognised as deferred tax assets (2022: US$2,796 million), leaving US$6,416 million (2022: US$5,293 million) unrecognised, as recovery is not considered probable.
(f)Deferred tax liabilities are not recognised on the unremitted earnings of subsidiaries and joint ventures totalling US$2,249 million (2022: US$2,730 million) where the Group is able to control the timing of the remittance and it is probable that there will be no remittance in the foreseeable future. If these earnings were remitted, tax of US$110 million (2022: US$140 million) would be payable.
Financial statements continued
Notes to the 2023 financial statements

200	Annual Report on Form 20-F 2023 | riotinto.com
Analysis of deferred tax
Deferred tax balances for which there is a right of offset within the same tax jurisdiction are presented net on the face of the balance sheet as required by IAS 12. The closing deferred tax assets and liabilities, prior to this offsetting of balances, are shown below.

	2023 US$m	2022 US$m Restated(a)
Deferred tax assets arising from:
Tax losses(b)	1,474	922
Provisions and other liabilities	3,835	3,637
Capital allowances	961	927
Post-retirement benefits	210	179
Unrealised exchange losses	194	189
Other temporary differences(c)	1,433	1,265
Total	8,107	7,119
Deferred tax liabilities arising from:
Capital allowances	(5,407)	(5,935)
Unremitted earnings(d)	(394)	(372)
Capitalised interest	(304)	(330)
Post-retirement benefits	(72)	(149)
Unrealised exchange gains	(15)	(11)
Other temporary differences	(875)	(690)
Total	(7,067)	(7,487)

Credited/(charged) to the income statement
Unrealised exchange losses	(2)	2
Tax losses	531	(525)
Provisions and other liabilities	133	3
Capital allowances	628	48
Tax on unremitted earnings	5	3
Post-retirement benefits	(48)	(59)
Other temporary differences	13	(235)
Total	1,260	(763)
(a)Comparative information has been restated to reflect the adoption of narrow-scope amendments to IAS 12. Refer to page 166 for details.
(b)Recognised deferred tax assets of US$1,182 million (2022: US$868 million) are subject to expiry if not recovered within certain time limits as specified in local tax legislation and investment agreements. Of those recognised assets US$nil (2022: US$nil) would expire within one year if not used, US$140 million (2022: US$105 million) would expire within one to five years, and
US$1,042 million (2022: US$763 million) would expire in more than five years.
(c)Other temporary differences include research and development, investment and other tax credits and allowances of US$583 million (2022: US$491 million).
(d)Deferred tax liabilities are not recognised on the unremitted earnings of subsidiaries and joint ventures totalling US$2,249 million (2022: US$2,730 million) where the Group is able to control the timing of the remittance and it is probable that there will be no remittance in the foreseeable future. If these earnings were remitted, tax of US$110 million (2022: US$140 million) would be payable.

Other relevant judgements - Recoverability of deferred tax assets
In considering the recoverability of deferred tax assets, judgement is required regarding the extent to which certain risk factors are likely to affect the recovery of these assets. These risk factors include the risk of expiry of losses prior to utilisation, the impact of other legislation or tax regimes, such as minimum taxes, and consideration of factors that lead to the generation of losses or other deferred tax assets. IAS 12 requires us to consider whether taxable profits will be available against which deferred tax assets may be utilised.
The Mongolian Tax Authority has issued a number of tax assessments covering the fiscal years 2013 to 2020, the most recent of which was received in December 2023, which are inconsistent with the Oyu Tolgoi Investment Agreement and Mongolian legislation. The interpretation of the Investment Agreement and Mongolian legislation has been, and is expected to continue to be, subject to dispute through international arbitration. Differences in interpretation of the Investment Agreement and Mongolian legislation could have a material impact on the amount and recovery of recognised deferred tax items, including tax losses. The arbitration process on matters of this complexity can typically take over 12 months to conclude.

Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	201
15 Deferred taxation continued
Analysis of deferred tax assets
The recognised amounts in the table below do not include deferred tax assets that have been netted off against deferred tax liabilities.

	Recognised		Unrecognised
At 31 December	2023 US$m	2022 US$m Restated (a)	2023 US$m	2022 US$m Restated (a)
France	—	—	1,320	1,204
Canada	383	482	501	580
US(b)	204	137	977	960
Australia	991	700	842	585
Mongolia(c)	1,530	1,218	235	257
Other countries	516	259	2,541	1,707
Total(d)(e)	3,624	2,796	6,416	5,293
(a)Comparative information has been restated to reflect the adoption of narrow-scope amendments to IAS 12. Refer to page 166 for details.
(b)Although our US group companies expect to generate sufficient taxable profits to utilise existing Federal deferred tax assets, the application of the new Corporate Alternative Minimum Tax rules has resulted in a position where no material future tax benefit will be derived from the utilisation of Federal deferred tax assets and consequently these deferred tax assets are included as
'unrecognised' in this table.
(c)Deferred tax assets in Mongolia include US$310 million (2022: US$73 million) from tax losses that expire if not recovered against taxable profits within eight years. In addition, amounts have been recognised as deferred tax assets relating to anticipated future deductions. Tax losses and other deferred tax assets have been calculated in accordance with the Oyu Tolgoi Investment
Agreement and Mongolian legislation. The interpretation of the Investment Agreement by the Mongolian Tax Authority has been, and is expected to continue to be, subject to dispute. Differences in interpretation of the Investment Agreement and Mongolian legislation could have a material impact on the amount and period of recovery of deferred tax assets.
(d)US$2,455 million (2022: US$1,490 million) of the unrecognised assets relate to realised or unrealised capital losses, the recovery of which depends on the existence of capital gains in future years. There are time limits, the shortest of which is one year, for the recovery of US$543 million of the unrecognised assets (2022: US$473 million).
(e)In addition to the unrecognised deferred tax assets in this table, the Group has accumulated UK foreign tax credits of US$1.3 billion (2022: US$1.3 billion). The credits are not refundable but would be available, if needed, to shelter any UK tax in respect of profits arising in the Escondida business.
16 Inventories
Recognition and measurement
Inventories are measured at the lower of cost and net realisable value, primarily on a weighted average cost basis. Third-party production purchased for our own use that is ordinarily interchangeable in accordance with IAS 2 “Inventories” is valued on the same basis, jointly with our own production.
Average costs are calculated by reference to the cost levels experienced in the relevant month together with those in opening inventory.
The cost of raw materials and purchased components, and consumable stores, is the purchase price. The cost of work in progress and finished goods and goods for resale is generally the cost of production, including directly attributable labour costs, materials and contractor expenses, the depreciation of assets used in production and production overheads.
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
is calculated on a discounted cash flow basis. Quantities of stockpiled ore are assessed primarily through surveys and assays. Certain estimates, including expected metal recoveries, are calculated using available industry, engineering and scientific data, and are periodically reassessed, taking into account technical analysis and historical performance.

	2023 US$m	2022 US$m
Raw materials and purchased components	1,050	1,235
Consumable stores	1,520	1,327
Work in progress	2,467	2,086
Finished goods and goods for resale	1,836	1,768
Total inventories	6,873	6,416
Comprising:
Expected to be used within one year	6,659	6,213
Expected to be used after more than one year	214	203
Total inventories	6,873	6,416
During 2023, the Group recognised a net inventory write-off of US$60 million (2022: US$55 million write-off). This included inventory write-offs of
US$94 million (2022: US$75 million) offset by a write-back of previously written down inventory due to an increase in realisable values amounting to
US$34 million (2022: US$20 million).
At 31 December 2023, US$925 million (2022: US$850 million) of inventories were pledged as security for liabilities.
Financial statements continued
Notes to the 2023 financial statements

202	Annual Report on Form 20-F 2023 | riotinto.com
17 Receivables and other assets
Recognition and measurement
Financial assets (except provisionally priced receivables) which are held under a hold to collect business model and have cash flows that meet the solely payments of principal and interest (‘SPPI’) criteria are recognised at amortised cost. Provisionally priced receivables are measured at fair value through profit or loss with subsequent fair value gains or losses taken to the income statement.
As a part of our working capital management, we offer receivables factoring and letter of credit programs for our customers/receivables. For our receivables under letter of credit programs, the business model of "hold to collect" has not changed and these continue to be recognised at amortised cost as the sale of the letter of credit is made close to maturity of receivables and discounting costs are immaterial. The receivables under our global factoring program do not meet the "hold to collect" model and therefore are recognised at fair value through profit or loss.
US$475 million of receivables (2022: US$457 million) subject to factoring program and US$372 million (2022: US$430 million) of receivables subject to a letter of credit discounting program have been transferred to the participating banks and derecognised at the reporting date.

	2023			2022
	Non-current US$m	Current US$m	Total US$m	Non-current US$m	Current US$m	Total US$m
Trade receivables(a)	—	2,461	2,461	—	2,179	2,179
Other financial receivables(a)	234	548	782	124	462	586
Other receivables(b)	470	347	817	383	382	765
Prepayment of tolling charges to jointly controlled entities(c)	113	—	113	218	—	218
Pension surpluses (note 28)	466	—	466	824	—	824
Other prepayments	376	589	965	344	455	799
Total(d)	1,659	3,945	5,604	1,893	3,478	5,371
(a)At 31 December 2023, trade and other financial receivables are stated net of allowances for expected credit losses of US$82 million (2022: US$59 million). We apply the “simplified approach” to trade receivables and receivables relating to net investment in finance leases and a “general approach” to all other financial assets.
(b)At 31 December 2023, other receivables include US$349 million (2022: US$329 million) related to Energy Resources of Australia Ltd’s (ERA) deposit held in a trust fund which is controlled by the Government of Australia. ERA are entitled to reimbursement from the fund once specific phases of rehabilitation relating to the Ranger Project are completed. The fund is outside the scope of IFRS 9.
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
Credit risk related to receivables
Our Commercial team manages customer credit risk by reference to our established policy, procedures and controls. The team establishes credit limits for all of our customers. Where customers are rated by an independent credit rating agency, these ratings are used as a guide to set credit limits. Where there are no independent credit ratings available, we assess the credit quality of the customer through a credit rating model and assign appropriate credit limits. The Commercial team monitors outstanding customer receivables regularly and highlights any credit concerns to senior management. Receivables to high-risk customers are often secured by letters of credit or other forms of credit enhancement.
The expected credit loss on our trade receivable portfolio is insignificant.
18 Trade and other payables
Recognition and measurement
Trade payables are measured at amortised cost, with the exception of provisionally priced contracts which are held at fair value as per IFRS 9.
The Group participates in supply chain finance arrangements whereby vendors may elect to receive early payment of their invoice from a third-party bank by factoring their receivable from Rio Tinto. These arrangements do not modify the terms of the original liability with respect to either counterparty terms, settlement date or amount due. Use of the early settlement facility is voluntary and at the vendors' discretion on an invoice-by-
invoice basis. Financial liabilities subject to supply chain finance therefore continue to be classified as trade payables with the cash outflows showing in operating cash flows. At 31 December 2023, trade payables included US$821 million (2022: US$819 million) subject to early settlement election by vendors.

	2023			2022
	Non-current US$m	Current US$m	Total US$m	Non-current US$m	Current US$m	Total US$m
Trade payables	—	3,265	3,265	3	3,269	3,272
Other financial payables	238	913	1,151	225	1,083	1,308
Other payables	56	208	264	63	131	194
Deferred income(a)	103	280	383	114	333	447
Accruals	—	1,702	1,702	—	1,611	1,611
Employee entitlements	—	992	992	—	878	878
Royalties and mining taxes	3	868	871	3	644	647
Amounts owed to equity accounted units	196	10	206	196	98	294
Total	596	8,238	8,834	604	8,047	8,651
(a)Deferred income includes contract liabilities of US$275 million (2022: US$345 million).
The fair value of trade payables and financial instruments within other financial payables approximates their carrying value.
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	203
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
We consider various financial metrics when managing our capital structure and liquidity risk, including total capital, net debt, gearing, the overall level of borrowings and their maturity profile, liquidity levels, future cash flows, underlying EBITDA and interest cover ratios.
Our total capital as at 31 December is shown in the table below.

	Note	2023 US$m	2022 US$m
Equity attributable to owners of Rio Tinto (see Group balance sheet)		54,586	50,175
Equity attributable to non-controlling interests (see Group balance sheet)		1,755	2,099
Net debt	19	4,231	4,188
Total capital		60,572	56,462
We have access to various forms of financing including our US Shelf Programme, European Debt Issuance Programme, Commercial Paper and
credit facilities.
In 2023, we exercised our option to extend the maturity of our US$7.5 billion multi-currency revolving credit facility by one year. The facility now matures in November 2028. The facility remained undrawn throughout the year. At 31 December 2023, the Group’s subsidiaries had available in aggregate US$558 million (2022: US$558 million) of committed borrowing facilities; these amounts are available for use by the respective holders of each facility only and are not available for use across the Group.
Our credit ratings as at 31 December, as provided by Standard & Poor’s and Moody’s Investor Services, were:

	2023	2022
Long-term rating	A/A1	A/A2
Short-term rating	A-1/P-1	A-1/P-1
Outlook	Stable/Stable	Stable/Stable
Our unified credit status is maintained through cross guarantees, which mean the contractual obligations of Rio Tinto plc and Rio Tinto Limited are automatically guaranteed by the other.
Financial liability analysis
In the table below, we summarise the maturity profile of our financial liabilities on our balance sheet based on contractual undiscounted payments as at 31 December. When the amount payable is not fixed, the amount disclosed is determined by reference to the conditions existing at the end of the reporting period. This will, therefore, not necessarily agree with the amounts disclosed as the carrying value.

	2023					2022
(Outflows)/Inflows	Within 1 year or on demand US$m	Between 1 and 2 years US$m	Between 2 and 5 years US$m	After 5 years US$m	Total US$m	Within 1 year or on demand US$m	Between 1 and 2 years US$m	Between 2 and 5 years US$m	After 5 years US$m	Total US$m
Non-derivative financial liabilities
Trade and other financial payables(a)	(5,769)	(57)	(68)	(308)	(6,202)	(5,971)	(37)	(57)	(329)	(6,394)
Expected lease liability payments	(385)	(285)	(442)	(574)	(1,686)	(329)	(235)	(344)	(606)	(1,514)
Borrowings before swaps	(845)	(17)	(2,385)	(10,011)	(13,258)	(937)	(1,425)	(1,839)	(7,389)	(11,590)
Expected future interest payments(a)	(803)	(781)	(2,156)	(4,886)	(8,626)	(668)	(603)	(1,468)	(3,141)	(5,880)
Other financial liabilities	(4)	—	—	—	(4)	—	—	—	—	—
Derivative financial liabilities(b)
Derivatives related to net debt – net settled	(161)	(87)	(163)	—	(411)	(92)	(106)	(47)	(8)	(253)
Derivatives related to net debt – gross settled(a)
– gross inflows	502	26	77	664	1,269	37	481	72	651	1,241
– gross outflows	(620)	(34)	(102)	(841)	(1,597)	(69)	(615)	(102)	(875)	(1,661)
Derivatives not related to net debt – net settled	(76)	(54)	(124)	(54)	(308)	(78)	(60)	(129)	(77)	(344)
Derivatives not related to net debt – gross settled
– gross inflows	499	—	—	—	499	71	—	—	—	71
– gross outflows	(501)	—	—	—	(501)	(71)	—	—	—	(71)
Total	(8,163)	(1,289)	(5,363)	(16,010)	(30,825)	(8,107)	(2,600)	(3,914)	(11,774)	(26,395)
(a)The interest payable at the year end is removed from trade and other financial payables and shown within expected future interest payments and derivatives related to net debt. Interest payments have been projected using interest rates applicable at the end of the applicable financial year. Where debt is subject to variable interest rates, future interest payments are subject to change in line with market rates.
(b)The maturity grouping is based on the earliest payment date.
Our weighted average debt maturity including leases and derivatives related to debt was approximately 12 years (2022: 11 years).
Financial statements continued
Notes to the 2023 financial statements

204	Annual Report on Form 20-F 2023 | riotinto.com
19 Net debt
Analysis of changes in net debt

	2023
	Financial liabilities			Other assets
	Borrowings excluding overdrafts (note 20)(a) US$m	Lease liabilities (note 21)(b) US$m	Derivatives related to net debt (note 23)(c) US$m	Cash and cash equivalents including overdrafts (note 22)(a) US$m	Other investments (note 23)(d) US$m	Net debt US$m
At 1 January	(11,070)	(1,200)	(690)	6,774	1,998	(4,188)
Foreign exchange adjustment	(87)	(21)	62	(23)	—	(69)
Cash movements excluding exchange movements	(1,523)	426	(4)	2,921	(1,157)	663
Other non-cash movements	(320)	(556)	203	—	36	(637)
At 31 December	(13,000)	(1,351)	(429)	9,672	877	(4,231)

	2022
	Financial liabilities			Other assets
	Borrowings excluding overdrafts (note 20)(a) US$m	Lease liabilities (note 21)(b) US$m	Derivatives related to net debt (note 23)(c) US$m	Cash and cash equivalents including overdrafts (note 22)(a) US$m	Other investments (note 23)(d) US$m	Net cash/(debt) US$m
At 1 January	(12,166)	(1,363)	(101)	12,805	2,401	1,576
Foreign exchange adjustment	118	69	(92)	15	—	110
Cash movements excluding exchange movements	470	374	(3)	(6,046)	(352)	(5,557)
Other non-cash movements	508	(280)	(494)	—	(51)	(317)
At 31 December	(11,070)	(1,200)	(690)	6,774	1,998	(4,188)
(a)Borrowings excluding overdrafts of US$13,000 million (2022:US$11,070 million) differs from Borrowings on the balance sheet as it excludes bank overdrafts of US$1 million (2022: US$1 million)
which has been included in cash and cash equivalents for the net debt reconciliation.
(b)Other non-cash movements in lease liabilities include the net impact of additions, modifications and terminations during the year.
(c)Included within “Derivatives related to net debt” are interest rate and cross currency interest rate swaps that are in hedge relationships with the Group's debt.
(d)Other investments includes US$877 million (2022: US$1,998 million) of highly liquid financial assets held in a separately managed portfolio of fixed income instruments classified as held for trading.
The table below summarises, by currency, our net debt, after taking into account relevant cross currency interest rate swaps and foreign exchange contracts:

	2023						2022
Net debt by currency	Borrowings excluding overdrafts US$m	Lease liabilities US$m	Derivatives related to net debt US$m	Cash and cash equivalents US$m	Other investments US$m	Net debt US$m	Net debt US$m
US dollar	(12,629)	(511)	(429)	8,659	877	(4,033)	(3,929)
Australian dollar	(200)	(433)	—	447	—	(186)	(455)
Canadian dollar	(168)	(175)	—	96	—	(247)	(158)
South African rand	—	(2)	—	132	—	130	171
Other	(3)	(230)	—	338	—	105	183
Total	(13,000)	(1,351)	(429)	9,672	877	(4,231)	(4,188)
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	205
20 Borrowings
Recognition and measurement
Borrowings are recognised initially at fair value, net of transaction costs incurred, and are subsequently measured at amortised cost. Our policy is to predominantly borrow in US dollars (USD) at floating interest rates, either directly or through the use of derivatives, as:
–the majority of our sales are in USD
–historically a lower cost of borrowing has been observed from maintaining a floating rate exposure
–historically there has been a correlation between interest rates and commodity prices.
For bonds with fixed interest rates, we generally enter into interest rate swaps to convert them to floating rates. The tenor of the interest rate swaps is sometimes shorter than the tenor of the bond which means we remain exposed to long-term fixed-rate funding. As interest rate swaps mature, new medium dated swaps are generally transacted to maintain this floating rate exposure; however, we may elect to maintain a proportion of fixed-
rate funding after considering market conditions, the cost and form of funding and other related factors.
We have designated the swaps to be in fair value hedge relationships with the corresponding period of future interest payments of the respective debt.
Where we borrow non-US denominated debt, we generally enter into cross currency interest rate swaps to convert the principal and fixed interest coupon to a USD notional with a USD interest coupon.
Borrowings at 31 December
The characteristics and carrying value of the Group’s borrowings are summarised below.

	Carrying value 2023 US$m	Carrying value 2022 US$m	Nominal value of hedged item 2023 US$m	Nominal value of hedged item 2022 US$m	Weighted average interest rate after swaps (where applicable)(b)	Swap maturity (where applicable)
Rio Tinto Finance plc Euro Bonds 2.875% due 2024(a)(b)(c)	452	429	463	546	3 month SOFR +1.90%	2024
Rio Tinto Finance (USA) Limited Bonds 7.125% due 2028(a)(b)	804	807	750	750	3 month SOFR +3.54%	2028
Alcan Inc. Debentures 7.25% due 2028(a)	99	97	100	100	3 month SOFR +5.69%	2024
Rio Tinto Finance plc Sterling Bonds 4.0% due 2029(a)(b)(c)(d)	611	553	639	807	3 month SOFR +2.91%	2024
Alcan Inc. Debentures 7.25% due 2031(a)(b)	392	384	400	400	3 month SOFR +5.98%	2025
Rio Tinto Finance (USA) plc Bonds 5.0% due 2033(e)	646	—	—	—
Alcan Inc. Global Notes 6.125% due 2033(a)(b)	699	673	750	750	3 month SOFR +5.93%	2025
Alcan Inc. Global Notes 5.75% due 2035(a)(b)	274	264	300	300	3 month SOFR +5.44%	2025
Rio Tinto Finance (USA) Limited Bonds 5.2% due 2040(a)(b)(f)	1,158	1,144	200	—	6 month SOFR +1.05%	2033
Rio Tinto Finance (USA) plc Bonds 4.75% due 2042(a)(g)	492	488	—	500
Rio Tinto Finance (USA) plc Bonds 4.125% due 2042(a)(h)	731	727	—	750
Rio Tinto Finance (USA) Limited Bonds 2.75% due 2051(a)(b)	1,098	1,065	1,250	1,250	6 month SOFR +1.57%	2028
Rio Tinto Finance (USA) plc Bonds 5.125% due 2053(a)(e)(i)	1,151	—	1,100	—	6 month SOFR +0.76%	2033
Oyu Tolgoi LLC MIGA Insured Loan SOFR plus 2.65% due 2032(j)	602	597	—	—
Oyu Tolgoi LLC Commercial Banks “B Loan” SOFR plus 3.4% due 2032(j)	1,392	1,387	—	—
Oyu Tolgoi LLC Export Credit Agencies Loan 4.72% due 2033(j)	248	237	—	—
Oyu Tolgoi LLC Export Credit Agencies Loan SOFR plus 3.65% due 2034(j)	816	805	—	—
Oyu Tolgoi LLC International Financial Institutions “A Loan” SOFR plus 3.78% due 2035(j)	792	744	—	—
Other secured loans	144	194
Other unsecured loans	399	475
Bank overdrafts	1	1
Total borrowings(k)	13,001	11,071
Current borrowings	824	923
Non-current borrowings	12,177	10,148
Total borrowings(k)	13,001	11,071
(a)The fair value movements of our borrowings and interest rate swaps that are in fair value hedge relationships are summarised in note 9.
(b)The LIBOR reference rates derivatives were transitioned to Secured Overnight Financing Rate (SOFR) with effect from 1 July 2023 in accordance with International Swaps and Derivatives
Association (ISDA) Fallback Protocol. Weighted average interest rate after swaps for 2022 can be found in note 20 to the Financial Statements in our 2022 Annual Report.
(c)Rio Tinto has a US$10.0 billion (2022: US$10.0 billion) European Debt Issuance Program against which the cumulative amount utilised was US$1.1 billion equivalent at 31 December 2023
(2022: US$1.0 billion). The carrying value of these bonds after hedge accounting adjustments amounted to US$1.1 billion (2022: US$1.0 billion) in aggregate.
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
(e)On 7 March 2023, we issued US$650 million ten-year fixed rate and US$1.1 billion of 30-year fixed rate SEC-registered bonds.
(f)In November 2023, we entered into two new interest rate swaps with a notional of US$200 million, to convert our fixed coupon interest payments on this bond to 6 month SOFR +1.05%.
(g)In March 2023, our interest rate swap, which converted our fixed coupon interest payments on this bond to 3 month LIBOR +3.42%, matured.
(h)In February 2023, our interest rate swap which converted our fixed coupon interest payments on this bond to 3 month LIBOR +2.83% matured.
(i)In October 2023, we entered into a new interest rate swap to convert our fixed coupon interest payments on this bond to 6 month SOFR +0.76%.
(j)These borrowings relate to the Oyu Tolgoi LLC project finance facility and the due dates stated represent the final repayment date. The interest rates stated are pre-completion and will increase by 1.2% post-completion, which is expected to happen in 2029 subject to meeting certain conditions. Refer below on the refinancing of the facility made during the year.
(k)The Group’s borrowings of US$13.0 billion (2022: US$11.1 billion) include US$4.0 billion (2022: US$4.0 billion) of subsidiary entity borrowings that are subject to various financial and general covenants with which the respective borrowers were in compliance as at 31 December 2023.
Financial statements continued
Notes to the 2023 financial statements

206	Annual Report on Form 20-F 2023 | riotinto.com
We refinanced the Oyu Tolgoi project finance on 16 February 2023 with a syndicate of international financial institutions, export credit agencies and commercial lenders. The lenders have agreed to a deferral of the principal repayments by three years to June 2026 and to an extension of the final maturity date by five years from 2030 to 2035. As part of refinancing, the debt transitioned to the SOFR benchmark to which we applied the Phase 2
IBOR reform relief under IFRS 9. The refinancing did not result in a derecognition of the drawn down amount; however we recognised an accounting loss on modification of US$123 million related to changes other than the benchmark transition and capitalised transaction costs incurred of US$50 million.
Update on interest rate benchmark reform
We adopted, in prior periods, Interest Rate Benchmark Reform Amendments to IFRS 9 “Financial Instruments”, IFRS 7 “Financial Instruments:
Disclosures”, IFRS 4 “Insurance Contracts” and IFRS 16 “Leases”. The amendments address the financial reporting impact from reform of the
LIBOR and other benchmark interest rates (collectively “IBOR reform”). We have taken relevant practical reliefs from certain requirements relating to changes in the basis for determining contractual cash flows of financial assets, financial liabilities and hedge accounting, described below. On 1 July
2023 we completed the transition of our US LIBOR derivatives to SOFR on cessation of US LIBOR at 30 June 2023. There has been no impact on our hedging arrangements because of the LIBOR reform reliefs we have taken as permitted under IFRS 9.
21 Leases
Recognition and measurement
IFRS 16 applies to the recognition, measurement, presentation and disclosure of leases. Certain leases are exempt from the standard, including leases to explore for or use minerals, oil, natural gas and similar non-regenerative resources. We apply the scope exemptions in paragraphs 3(e)
and 4 of IFRS 16 and do not apply IFRS 16 to leases of any assets which would otherwise fall within the scope of IAS “38 Intangible Assets”.
A significant proportion of our lease arrangements relate to dry bulk vessels and office properties. Other leases include land and non-mining rights, warehouses, ports, equipment and vehicles.
We recognise all lease liabilities and corresponding right-of-use assets on the balance sheet, with the exception of short-term (12 months or fewer)
and low-value leases, where payments are expensed as incurred. Lease liabilities are recorded at the present value of fixed payments; variable lease payments that depend on an index or rate; amounts payable under residual value guarantees; and extension options expected to be exercised. Where a lease contains an extension option that we can exercise without negotiation, lease payments for the extension period are included in the liability if we are reasonably certain that we will exercise the option. Variable lease payments not dependent on an index or rate are excluded from the calculation of lease liabilities at initial recognition. Payments are discounted at the incremental borrowing rate of the lessee, unless the interest rate implicit in the lease can be readily determined. For lease agreements relating to vessels, ports and properties, non-lease components are excluded from the projection of future lease payments and recorded separately within operating costs as services are being provided. The lease liability is measured at amortised cost using the effective interest method. The right-of-use asset arising from a lease arrangement at initial recognition reflects the lease liability, initial direct costs, lease payments made before the commencement date of the lease, and capitalised provision for dismantling and restoration of the underlying asset, less any lease incentives.
We recognise depreciation on right-of-use assets and interest on lease liabilities in the income statement over the lease term. Repayments of lease liabilities are separated into a principal portion (presented within financing activities) and an interest portion (which the Group presents in operating activities) in the cash flow statement. Payments made before the commencement date are included within financing activities unless they in substance represent investing cash flows, for example where pre-commencement cash flows are significant relative to aggregate cash flows of the leasing arrangement.

Other relevant judgements - lease assessment
We have to apply judgement for certain contractual arrangements, such as renewable energy power purchase agreements (PPAs), in evaluating whether we have the right to obtain substantially all of the economic benefits from the use of the renewable energy assets, including the right to obtain physical energy these assets generate. Based on our evaluation, we determine whether an arrangement is a lease, an executory contract or a derivative. An immaterial amount was recognised as a lease at year end for a fixed component of the QMM renewable PPA. Amrun PPA is a lease, which has not yet commenced and is included in capital commitments (note 37).

Lessee arrangements
We have made the following payments during the year associated with leases:

Description of payment	Included within	2023 US$m	2022 US$m
Principal lease payments	Cash flows from financing activities	426	374
Interest payments on leases	Cash flows from operating activities	50	47
Payments for short-term leases	Net operating costs	269	465
Payments for variable lease components	Net operating costs	40	50
Payments for low value leases (>12 months in duration)	Net operating costs	3	1
Total lease payments		788	937
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	207
21 Leases continued
Lease liabilities
The maturity profile of lease liabilities recognised at 31 December is:

	2023 US$m	2022 US$m
Lease liabilities
Due within 1 year	385	329
Between 1 and 3 years	457	388
Between 3 and 5 years	270	191
More than 5 years	574	606
Total undiscounted cash payments expected to be made	1,686	1,514
Effect of discounting	(335)	(314)
Present value of minimum lease payments	1,351	1,200
Comprising:
Current lease liability per the balance sheet	345	292
Non-current lease liability per the balance sheet	1,006	908
Total lease liability	1,351	1,200
At 31 December 2023, commitments for leases not yet commenced were US$308 million (2022: US$481 million); commitments relating to short-
term leases which had already commenced at 31 December 2023 were US$164 million (2022: US$132 million). These commitments are not included in the lease maturity profile table above.
22 Cash and cash equivalents
Recognition and measurement
For the purpose of the balance sheet, cash and cash equivalents covers cash on hand, deposits held with banks, and short-term, highly liquid investments (mainly money market funds and reverse repurchase agreements) that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. Bank overdrafts are shown as current liabilities on the balance sheet. For the purposes of the cash flow statement, cash and cash equivalents are shown net of overdrafts.

	Note	2023 US$m	2022 US$m
Cash at bank and in hand		1,843	1,889
Money market funds, reverse repurchase agreements and other cash equivalents		7,830	4,886
Total cash and cash equivalents per Group balance sheet		9,673	6,775
Bank overdrafts repayable on demand (unsecured)	20	(1)	(1)
Total cash and cash equivalents per Group cash flow statement		9,672	6,774
Restricted cash and cash equivalent analysis
Cash and cash equivalents of US$422 million (2022: US$391 million) are held in countries where there are restrictions on remittances. Of this balance, US$156 million (2022: US$268 million) could be used to repay subsidiaries’ third-party borrowings.
There are also restrictions on a further US$553 million (2022: US$576 million) of cash and cash equivalents, the majority of which is held by partially owned subsidiaries and is not available for use in the wider Group due to legal and contractual restrictions currently in place. Of this balance
US$129 million (2022: US$336 million) could be used to repay these subsidiaries’ third-party borrowings.
Credit risk related to cash and cash equivalents
Our Treasury team manages credit risk from our investing activities in accordance with a credit risk framework which sets the risk appetite. We make investments of surplus funds only with approved investment grade (BBB+ and above) counterparties who have been assigned specific credit limits.
The limits are set to minimise the concentration of credit risk and therefore mitigate the potential for financial loss through counterparty failure.
At 31 December 2023, we held US$2,775 million (2022: US$850 million) of reverse repurchase agreements, measured at amortised cost and reported within cash and cash equivalents as they are highly liquid products maturing within three months. We accepted collateral of investment grade quality in respect of these reverse repurchase agreements, with a fair value of US$2,924 million as at 31 December 2023 (2022:
US$892 million). Collateral is not recognised on our balance sheet and if the counterparty were to default we would be able to sell it.
Financial statements continued
Notes to the 2023 financial statements

208	Annual Report on Form 20-F 2023 | riotinto.com
23 Other financial assets and liabilities
Recognition and measurement
Derivatives are measured at fair value through profit or loss unless they are designated as hedging instruments. For details about our hedging strategy and risks, refer to note 24. The Group has made an irrevocable choice to measure investments in equity shares at fair value through other comprehensive income (FVOCI) except for those held for trading purposes.
Other financial assets

	2023			2022
	Non-current US$m	Current US$m	Total US$m	Non-current US$m	Current US$m	Total US$m
Derivatives not related to net debt	14	40	54	39	28	67
Derivatives related to net debt	87	—	87	2	—	2
Equity shares and quoted funds	163	18	181	154	68	222
Other investments, including loans(a)	217	1,060	1,277	211	2,064	2,275
Total other financial assets	481	1,118	1,599	406	2,160	2,566
(a)Current “Other investments, including loans” includes US$877 million (2022: US$1,998 million) of highly liquid financial assets held in a separately managed portfolio of fixed income instruments classified as held for trading and included within our net debt definition.
Credit risk related to other financial assets
Our Treasury team manages credit risk in relation to applicable other financial assets in accordance with our counterparty credit framework (which is reviewed bi-annually) to minimise our counterparty risk and mitigate financial loss through counterparty failure. Derivatives and investments with any given counterparty are required to be within the credit limit (based on a quantitative credit risk model) for that counterparty as approved by the
Group’s Financial Risk Management Committee. Our investments are dictated by the Group’s investment policy which sets out a number of criteria for eligible investments, including credit quality, duration, maturity and concentration limits.
Other financial liabilities

	2023			2022
	Non-current US$m	Current US$m	Total US$m	Non-current US$m	Current US$m	Total US$m
Derivatives not related to net debt	198	68	266	220	61	281
Derivatives related to net debt	315	201	516	684	8	692
Other financial liabilities	—	4	4	—	—	—
Total other financial liabilities	513	273	786	904	69	973
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
Recognition and initial measurement
At initial recognition, trade receivables that
do not have a significant financing
component are recognised at their
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
recognised in other comprehensive income. Dividends are
recognised in the income statement when the right to receive payment is established.

Derecognition	Any gain or loss on derecognition or modification of a financial asset held at amortised cost is recognised in the income statement.	Not applicable.	When the equity investment is derecognised, there is no recycling of fair value gains or losses previously recognised in other comprehensive income to the income statement.
Borrowings and other financial liabilities (including trade payables but excluding derivative liabilities) are recognised initially at fair value, net of transaction costs incurred, and are subsequently measured at amortised cost.
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	209
24 Financial instruments and risk management continued
Financial risk management objectives
Our financial risk management objectives are:
–to have in place a robust capital structure to manage the organisation through the commodity cycle
–to allow our financial exposures, mainly commodity price, foreign exchange and interest rates to, in general, float with the market.
Our Treasury and Commercial teams manage the following key economic risks generated from our operations:
–capital and liquidity risk
–credit risk
–interest rate risk
–commodity price risk
–foreign exchange risk.
These teams operate under a strong control environment, within approved limits.
(i) Capital and liquidity risk
Our capital and liquidity risk arises from the possibility that we may not be able to settle or meet our obligations as they fall due. Refer to our capital and liquidity section on page 204.
(ii) Credit risk
Credit risk is the risk that our customers, or institutions that we hold investments with, are unable to meet their contractual obligations. We are exposed to credit risk in our operating activities (primarily from customer trade receivables); and from our investing activities that include government securities (primarily US Government), corporate and asset-backed securities, reverse re-purchase agreements, money market funds, and balances with banks and financial institutions. Refer to note 17, note 22 and note 23 for an understanding of the size of, and the credit risk related to, each balance.
(iii) Interest rate risk
Our interest rate management policy is generally to borrow and invest at floating interest rates. However, we may elect to maintain a proportion of fixed-rate funding after considering market conditions, the cost and form of funding and other related factors. After the impact of hedging, 68%
(2022: 77%) of our borrowings (including leases) were at floating rates. To understand how we manage interest rate risk, refer to note 20.
Sensitivity to interest rate changes
Based on our floating rate financial instruments outstanding at 31 December 2023, the effect on our net earnings of a 100 basis point increase in US dollar Secured Overnight Financing Rate (SOFR) interest rates, with all other variables held constant, would be an expense of US$5 million (2022:
US$26 million). This reflects the net debt position in 2023 and 2022.
We are also exposed to interest rate volatility within shareholders’ equity. This is because we have designated some cross currency interest rate swaps to be in a cash flow hedge relationship with our 2029 British pound sterling (GBP) loan. As we receive fixed GBP interest and pay fixed
United States dollar (USD) interest any change in the GBP interest rate or the USD interest rate will have an impact on the fair value of the derivative within shareholders’ equity. With all factors remaining constant, a 100 basis point increase in interest rates in each of the currencies in isolation would impact equity, before tax, by a charge of US$33 million (2022: US$35 million) for GBP and a credit of US$42 million (2022: US$48 million) for USD. A 100 basis point decrease would have broadly the same impact in the opposite direction.
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
At 31 December 2023, we had 92 million pounds of copper sales (31 December 2022: 83 million pounds), that were provisionally priced at US 387 cents per pound (2022: US 380 cents per pound). The final price of these sales will be determined during the first half of 2024. A 10% change in the price of copper realised on the provisionally priced sales, with all other factors held constant, would increase or reduce net earnings by US$22 million (2022: US$19 million).
Power costs represent a significant portion of costs in our aluminium business and, therefore, we are exposed to fluctuations in power prices.
To mitigate our exposure to changes in the relationship between aluminium prices and power prices, we have a number of electricity purchase contracts that are directly linked to the daily official LME cash ask price for high-grade aluminium (LME price) and to the US Midwest Transaction
Premium (Midwest premium).
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
power contracts as well as other relevant contract parameters.
Financial statements continued
Notes to the 2023 financial statements

210	Annual Report on Form 20-F 2023 | riotinto.com
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
Sources of ineffectiveness include differences in the timing of the cash flows between the hedged item and the hedging instrument, non-zero initial fair value of the hedging instrument, the existence of a cap on the Midwest premium in the hedging instrument and counterparty credit risk.
We held the following notional aluminium forward sales contracts embedded in the power contracts as at 31 December:

	2023
	Total	Within 1 year	Between 1 and 5 years	Between 5 and 10 years
Notional amount (in tonnes)	428,686	72,617	289,801	66,268
Notional amount (in US$ millions)	1,050	169	711	170
Average hedged rate (in US$ per tonne)	2,449	2,331	2,452	2,564

	2022
	Total	Within 1 year	Between 1 and 5 years	Between 5 and 10 years
Notional amount (in tonnes)	501,498	72,812	289,868	138,818
Notional amount (in US$ millions)	1,216	166	697	353
Average hedged rate (in US$ per tonne)	2,425	2,282	2,404	2,542
The impact on our financial statements of these hedging instruments and hedging items are:

	Aluminium embedded derivatives separated from the power contract (Hedging instrument)(a)			Highly probable forecast aluminium sales (Hedged item)
	Nominal US$m	Carrying amount US$m	Change in fair value in the period US$m	Cash flow hedge reserve(b) US$m	Change in fair value in the period US$m	Total hedging losses recognised in reserves US$m	Hedge ineffective- ness in the period gains/ (losses)(c) US$m	Losses reclassified from reserves to income statement(d) US$m
2023	1,050	(174)	3	(91)	(16)	(1)	4	(2)
2022	1,216	(189)	(119)	(87)	133	(110)	(9)	34
(a)Aluminium embedded derivatives (forward contracts and options) are contained within certain aluminium smelter electricity purchase contracts. The carrying amount of US$174 million (2022:
US$189 million) is shown within “Other financial assets and liabilities”.
(b)The difference between this amount and the total cash flow hedge reserve of the Group (shown in note 35) relates to our cash flow hedge on the sterling bond (refer to interest rate risk section).
(c)Hedge ineffectiveness is included in “net operating costs” (within “raw materials, consumables, repairs and maintenance” - refer to note 7) in the income statement.
(d)On realisation of the hedge, realised amounts are reclassified from reserves to consolidated sales revenue in the income statement.
There was no cost of hedging recognised in 2023 or 2022 relating to this hedging relationship.
Sensitivity analysis
Our commodity derivatives are impacted by changes in market prices. The table below summarises the impact that changes in aluminium market prices have on aluminium forward and option contracts embedded in power supply agreements outstanding at 31 December 2023. Any change in price will result in an offsetting change in our future earnings.

	Change in market prices	2023 US$m	2022 US$m
Effect on net earnings	+10%	(52)	(57)
	(10)%	67	83
Effect on equity	+10%	(81)	(90)
	(10)%	70	65
We exclude our “own use contracts” from this sensitivity analysis as they are outside the scope of IFRS 9. Our business units continue to hold these types of contracts to satisfy their expected purchase, sale or usage requirements.

Impact of climate change on our business - Upper Calliope Solar Farm power purchase agreement in Queensland
On 22 December 2023, as part of the program to develop renewable energy solutions for our Queensland aluminium assets, we entered into a long-term renewable 1.1GW power purchase agreement to buy renewable electricity and associated green products to be generated in the future from Upper Calliope Solar Farm. The contract is accounted for as a financial derivative with a zero fair value at inception and an immaterial fair value at year-end. It will require complex derivative measurement over the contract’s term categorised under level 3 with significant unobservable inputs related to future energy prices.

Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	211
24 Financial instruments and risk management continued
(v) Foreign exchange risk
The broad geographic spread of our sales and operations means that our earnings, cash flows and shareholders’ equity are influenced by a wide variety of currencies. The majority of our sales are denominated in USD.
Our operating costs are influenced by the currencies of those countries where our mines and processing plants are located, and by those currencies in which we buy imported equipment and services. The USD, the Australian dollar (AUD) and the Canadian dollar (CAD) are the most important currencies influencing our costs. In any particular year, currency fluctuations may have a significant impact on our financial results. A strengthening of the USD against the currencies in which our costs are partly denominated has a positive effect on our net earnings. However, a strengthening of the USD reduces the value of non-USD denominated net assets, and therefore total equity.
In most cases our debt and other financial assets and liabilities, including intragroup balances, are held in the functional currency of the relevant subsidiary. There are instances where these balances are held in currencies other than the functional currency of the relevant subsidiary. This means we recognise exchange gains and losses in our income statement (except where they can be taken to equity) as these balances are translated into the functional currency of the relevant subsidiary. Our income statement also includes exchange gains and losses arising on USD net debt and intragroup balances. On consolidation, these balances are retranslated to our USD presentational currency and there is a corresponding and offsetting exchange difference recognised directly in the currency translation reserve. There is no impact on total equity.
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
Sensitivity analysis
The table below shows the estimated retranslation effect on financial assets and financial liabilities at 31 December, including intragroup balances, of a 10% strengthening in the closing exchange rate of the USD against significant currencies. We deem 10% to be the annual exchange rate movement that is reasonably probable (on an annual basis over the long run) for any of our significant currencies and therefore an appropriate representation for the sensitivity analysis.

	2023			2022
Currency exposure	Closing exchange rate US cents	Effect on net earnings US$m	Impact directly on equity US$m	Closing exchange rate US cents	Effect on net earnings US$m	Impact directly on equity US$m
Australian dollar	69	228	(1,036)	68	(319)	(986)
Canadian dollar	76	(361)	—	74	(219)	—
We calculate sensitivities in relation to the functional currencies of our individual entities. We translate the impact of these on net earnings into USD at the exchange rates on which the sensitivities are based. The impact to net earnings associated with a 10% weakening of a particular currency, shown above, is broadly offset within equity through movements in the currency translation reserve and therefore generally has no impact on our net assets. The offsetting currency translation movement is not shown in the table above. The impact is expressed in terms of the effect on net earnings and equity, assuming that each exchange rate moves in isolation. The sensitivities are based on financial assets and financial liabilities held at
31 December 2023, where balances are not denominated in the functional currency of the subsidiary or joint operation, and exclude financial assets and liabilities held by equity accounted units. These balances will not remain constant throughout 2024 and therefore this illustrative information should be used with caution.
Financial statements continued
Notes to the 2023 financial statements

212	Annual Report on Form 20-F 2023 | riotinto.com
Valuation hierarchy of financial instruments carried at fair value on a recurring basis
The table below shows the classifications of our financial instruments by valuation method in accordance with IFRS 13 “Fair Value Measurement” at
31 December.
All instruments shown as being held at fair value have been classified as fair value through the profit and loss unless specifically footnoted.

		2023					2022
		Held at fair value			Held at amortised cost US$m	Total US$m	Held at fair value			Held at amortised cost US$m	Total US$m
	Note	Level 1(a) US$m	Level 2(b) US$m	Level 3(c) US$m			Level 1(a) US$m	Level 2(b) US$m	Level 3(c) US$m
Assets
Cash and cash equivalents(d)	22	2,722	—	—	6,951	9,673	2,725	—	—	4,050	6,775
Investments in equity shares and funds(e)	23	85	—	96	—	181	147	—	75	—	222
Other investments, including loans(f)	23	896	—	228	153	1,277	2,018	—	229	28	2,275
Trade and other financial receivables(g)	17	9	1,383	—	1,851	3,243	18	1,306	—	1,441	2,765
Forward, option and embedded derivatives contracts, not designated as hedges(h)	23	—	28	26	—	54	—	16	51	—	67
Derivatives related to net debt(i)	23	—	87	—	—	87	—	2	—	—	2

Liabilities
Trade and other financial payables(j)	18	—	(47)	—	(6,277)	(6,324)	—	(30)	—	(6,455)	(6,485)
Forward, option and embedded derivatives contracts, designated as hedges(h)	23	—	—	(174)	—	(174)	—	—	(189)	—	(189)
Forward, option and embedded derivatives contracts, not designated as hedges(h)	23	—	(63)	(29)	—	(92)	—	(57)	(35)	—	(92)
Derivatives related to net debt(i)	23	—	(516)	—	—	(516)	—	(692)	—	—	(692)
(a)Valuation is based on unadjusted quoted prices in active markets for identical financial instruments.
(b) Valuation is based on inputs that are observable for the financial instruments, which include quoted prices for similar instruments or identical instruments in markets which are not considered to be active, or inputs, either directly or indirectly based on observable market data.
(c)Valuation is based on inputs that cannot be observed using market data (unobservable inputs). The change in valuation of our level 3 instruments for the year to 31 December is as follows:

	2023	2022
Level 3 financial assets and liabilities	US$m	US$m
Opening balance	131	177
Currency translation adjustments	(2)	(4)
Total realised gains/(losses) included in:
– consolidated sales revenue	12	16
– net operating costs	(18)	365
Total unrealised gains included in:
– net operating costs	43	124
Total unrealised losses transferred into other comprehensive income through cash flow hedges	(1)	(110)
Additions to financial assets	29	41
Disposals/maturity of financial instruments	(47)	(478)
Closing balance	147	131
Net gains included in the income statement for assets and liabilities held at year end	31	103
(d)Our "cash and cash equivalents" of US$9,673 million (2022: US$6,775 million), includes US$2,722 million (2022: US$2,725 million) relating to money market funds which are treated as fair value through profit or loss (FVPL) under IFRS 9 with the fair value movements going into finance income.
(e)Investments in equity shares and funds include US$157 million (2022: US$153 million) of equity shares, not held for trading, where we have irrevocably elected to present fair value gains and losses on revaluation in other comprehensive income (FVOCI). The election is made at an individual investment level.
(f)Other investments, including loans, covers cash deposits in rehabilitation funds, government bonds, managed investment funds and royalty receivables.
(g)Trade receivables include provisionally priced invoices. The related revenue is initially based on forward market selling prices for the quotation periods stipulated in the contracts with changes between the provisional price and the final price recorded separately within “Other revenue”. The selling price can be measured reliably for the Group's products, as it operates in active and freely traded commodity markets. At 31 December 2023, US$1,362 million (2022: US$1,234 million) of provisionally priced receivables were recognised.
(h)Level 3 derivatives mainly consist of derivatives embedded in electricity purchase contracts linked to the LME, midwest premium and billet premium with terms expiring between 2025 and 2036
(2022: 2025 and 2036).
(i)Net debt derivatives include interest rate swaps and cross-currency swaps. As part of the ISDA Fallbacks Protocol, on 1 July 2023 we completed the transition of our US LIBOR derivatives to
SOFR on cessation of US LIBOR at 30 June 2023. There has been no impact on our hedging arrangements after taking into account the IFRS 9 LIBOR reform reliefs.
(j)Trade and other financial payables comprise trade payables, other financial payables, accruals and amounts due to equity accounted units within note 18.
There were no material transfers between level 1 and level 2, or between level 2 and level 3 in the current or prior year.
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	213
24 Financial instruments and risk management continued
Valuation techniques and inputs
The techniques used to value our more significant fair value assets/(liabilities) categorised under level 2 and level 3 are summarised below:

	2023	2022
Description	Fair value US$m	Fair value US$	Valuation technique	Significant Inputs
Level 2
Interest rate swaps	(163)	(356)	Discounted cash flows	–Applicable market quoted swap yield curves –Credit default spread
Cross currency interest rate swaps	(266)	(334)	Discounted cash flows	–Applicable market quoted swap yield curves –Credit default spread –Market quoted FX rate
Provisionally priced receivables	1,362	1,234	Closely related listed product	–Applicable forward quoted metal price
Level 3
Derivatives embedded in electricity contracts	(186)	(208)	Option pricing model	–LME forward aluminium price –Midwest premium and billet premium
Royalty receivables	214	209	Discounted cash flows	–Forward commodity price –Mine production
Sensitivity analysis in respect of level 3 financial instruments
For assets/(liabilities) classified under level 3, the effect of changing the significant unobservable inputs on carrying value has been calculated using a movement that we deem to be reasonably probable.
To value the long-term aluminium embedded power derivatives, we use unobservable inputs when the term of the derivative extends beyond observable market prices. Changing the level 3 inputs to reasonably possible alternative assumptions does not change the fair value significantly, taking into account the expected remaining term of contracts for either reported period. The fair value of these derivatives is a net liability of US$186 million at 31 December 2023 (2022: US$208 million).

Impact of climate change on our business - coal royalty receivables
At 31 December 2023, royalty receivables include amounts arising from our divested coal businesses with a carrying value of US$214 million
(2022: US$209 million). These are classified as “Other investments, including loans” within note 23. The fair values are determined using level
3 unobservable inputs. These royalty receivables include US$90 million from forecast production beyond 2030. These have not been adjusted for potential changes in production rates that could occur due to climate change targets impacting the operator.
The main unobservable input is the long-term coal price used over the life of these royalty receivables. A 15% increase in the coal spot price would result in a US$64 million increase (2022: US$68 million) in the carrying value. A 15% decrease in the coal spot price would result in a
US$39 million decrease (2022: US$18 million) in the carrying value. We have used a 15% assumption to calculate our exposure as it represents the annual coal price movement that we deem to be reasonably probable (on an annual basis over the long run).

Fair values disclosure of financial instruments
The following table shows the carrying amounts and fair values of our borrowings including those which are not carried at an amount which approximates their fair value at 31 December. The fair values of some of our financial instruments approximate their carrying values because of their short maturity, or because they carry floating rates of interest.

	2023		2022
	Carrying value US$m	Fair value US$m	Carrying value US$m	Fair value US$m
Listed bonds	8,607	8,672	6,631	6,649
Oyu Tolgoi project finance	3,850	4,090	3,770	3,928
Other	544	494	670	615
Total borrowings (including overdrafts)	13,001	13,256	11,071	11,192
Borrowings relating to listed bonds are categorised as level 1 in the fair value hierarchy while those relating to project finance drawn down by Oyu
Tolgoi use a number of level 3 valuation inputs. Our remaining borrowings have a fair value measured by discounting estimated cash flows with an applicable market quoted yield, and are categorised as level 2 in the fair value hierarchy.
Financial statements continued
Notes to the 2023 financial statements

214	Annual Report on Form 20-F 2023 | riotinto.com
Our people
Summarised below are the key financial metrics relating to our people.
25 Average number of employees

	Subsidiaries and joint operations			Equity accounted units (Rio Tinto share)
	2023	2022	2021	2023	2022	2021
Principal locations of employment:
Australia and New Zealand	25,045	23,829	21,861	725	704	648
Canada	13,864	13,344	12,270	5	—	—
UK	323	202	189	—	—	—
Europe	912	994	1,003	25	—	—
Africa	3,180	2,797	2,484	1,176	1,218	1,253
US	3,973	3,655	3,471	58	—	—
Mongolia	4,700	4,175	3,513	—	—	—
South America	389	286	213	1,414	1,383	1,353
India	611	396	354	—	—	—
Singapore	469	454	450	—	—	—
Other countries(a)	305	289	283	—	—	—
Total	53,771	50,421	46,091	3,403	3,305	3,254
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
Part-time employees are included on a full-time-equivalent basis. Temporary employees are included in employee numbers.
People employed by contractors are not included.
26 Employment costs and provisions

	Note	2023 US$m	2022 US$m	2021 US$m
Total employment costs
– Wages and salaries		5,625	5,115	4,699
– Social security costs		470	425	386
– Net post-retirement charge	28	449	559	554
– Share-based payment charge	27	144	122	126
		6,688	6,221	5,765
Less: charged within movement in provisions (see below)		(52)	(219)	(252)
Total employment costs	7	6,636	6,002	5,513

	2023			2022
Employment provisions	Pensions and post-retirement healthcare(a) US$m	Other employee entitlements(b) US$m	Total US$m	Total US$m
At 1 January	1,294	364	1,658	2,492
Adjustment on currency translation	25	7	32	(99)
Charged/(credited) to profit:
– increases to existing and new provisions	—	78	78	231
– unused amounts reversed	(6)	(20)	(26)	(12)
Utilised in year	(216)	(61)	(277)	(254)
Re-measurement losses/(gains) recognised in other comprehensive income	102	—	102	(701)
Transfers and other movements	(10)	1	(9)	1
At 31 December	1,189	369	1,558	1,658
Balance sheet analysis:
Current	68	293	361	353
Non-current	1,121	76	1,197	1,305
Total employment provisions	1,189	369	1,558	1,658
(a)The main assumptions used to determine the provision for pensions and post-retirement healthcare, and other information, including the expected level of future funding payments in respect of those arrangements, are given in note 28.
(b)The provision for other employee entitlements includes a provision for long service leave of US$296 million (2022: US$271 million), based on the relevant entitlements in certain Group operations, and includes US$17 million (2022: US$32 million) of provision for redundancy and severance payments.
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	215
27 Share-based payments
The Rio Tinto plc and Rio Tinto Limited share-based incentive plans are as follows.
UK Share Plan
The fair values of Matching and Free Share awards are the market value of the shares on the date of purchase. The awards are settled in equity.
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
The awards are subject to Total Shareholder Return (TSR) performance conditions. The fair value of the awards is calculated using a Monte
Carlo simulation model taking into account the TSR performance conditions. Forfeitures prior to vesting are assumed at 5% per annum of outstanding awards (2022: 5% per annum).
Management Share Awards
The vesting of these awards is dependent on service conditions being met; no performance conditions apply.
The fair value of each award on the day of grant is based on the share price on the day of grant. Forfeitures prior to vesting are assumed at 7%
per annum of outstanding awards (2022: 7% per annum).
Bonus Deferral Awards
Bonus Deferral Awards provide for the mandatory deferral of 50% of the bonuses for Executive Directors and Executive Committee members.
The vesting of these awards is dependent only on service conditions being met. The fair value of each award on the day of grant is based on the share price on the day of grant. Forfeitures prior to vesting are assumed at 3% per annum of outstanding awards (2022: 3% per
annum).
Global Employee Share Plans
The Global Employee Share Plans were introduced in 2012 and re-
approved by shareholders in 2021. Under these plans, the companies provide a Matching share award for each Investment share purchased by a participant. The vesting of Matching awards is dependent on service conditions being met and the continued holding of Investment shares by the participant until vesting. These awards are settled in equity including the dividends accumulated from date of award to vesting. The fair value of each Matching share on the day of grant is equal to the share price on the date of purchase less a deduction of
15% (5% per annum) for estimated cancellations (caused by employees withdrawing their Investment shares prior to vesting) in addition to a deduction for forfeitures prior to vesting which are assumed at 5% per annum of outstanding awards (2022: 5% per annum).
The PSA, MSA, BDA and awards under the Global Employee Share
Plans and UK Share Plan together represent 100% (2022: 100%) of the total IFRS 2 “Share-based Payment” charge for Rio Tinto plc and Rio
Tinto Limited plans in 2023.
Recognition and measurement
These plans are accounted for in accordance with the fair value recognition provisions of IFRS 2.
The fair value of the Group’s share plans is recognised as an expense over the expected vesting period with an offset to retained earnings for
Rio Tinto plc plans and to other reserves for Rio Tinto Limited plans.
The Group uses fair values provided by independent actuaries calculated using a Monte Carlo simulation model.
The terms of each plan are considered at the balance sheet date to determine whether the plan should be accounted for as equity-settled or cash-settled. The Group does not operate any material plans as cash-
settled although certain awards can be settled in cash at the discretion of the directors or where settling awards in equity is challenging or prohibited by local laws and regulations. The value of these awards is immaterial.
The Group’s equity-settled share plans are settled either by the issuance of shares by the relevant parent company; the purchase of shares on market; or the use of shares held in treasury. If the cost of shares acquired to satisfy the plans differs from the expense charged, the difference is taken to retained earnings or other reserves, as appropriate.
The charge that has been recognised in the income statement for Rio
Tinto’s share-based incentive plans, and the related liability (for cash-
settled awards), is set out in the table below.

	Charge recognised for the year			Liability at the end of the year
	2023 US$m	2022 US$m	2021 US$m	2023 US$m	2022 US$m
Equity-settled awards	140	117	122	—	—
Cash-settled awards	4	5	4	6	7
Total	144	122	126	6	7
Financial statements continued
Notes to the 2023 financial statements

216	Annual Report on Form 20-F 2023 | riotinto.com
Performance Share Awards (granted under either the Performance Share Plans or the Equity Incentive Plans)

	Rio Tinto plc awards				Rio Tinto Limited awards
	2023 number	Weighted average fair value at grant date 2023 £	2022 number	Weighted average fair value at grant date 2022 £	2023 number	Weighted average fair value at grant date 2023 A$	2022 number	Weighted average fair value at grant date 2022 A$
Unvested awards at 1 January	2,903,449	24.36	3,376,072	24.26	1,040,240	52.51	1,276,694	50.46
Awarded	562,747	28.40	518,950	25.60	287,714	61.66	256,508	51.21
Forfeited	(166,376)	27.94	(9,973)	31.68	(28,789)	51.91	(38,733)	51.09
Failed performance conditions	—	—	(326,522)	32.83	—	—	(149,788)	61.40
Vested	(703,009)	26.84	(655,078)	20.49	(287,973)	53.88	(304,441)	38.68
Unvested awards at 31 December	2,596,811	24.34	2,903,449	24.36	1,011,192	54.74	1,040,240	52.51

	Rio Tinto plc awards				Rio Tinto Limited awards
	2023 number	Weighted average share price at vesting 2023 £	2022 number	Weighted average share price at vesting 2022 £	2023 number	Weighted average share price at vesting 2023 A$	2022 number	Weighted average share price at vesting 2022 A$
Vested awards settled in shares during the year (including dividend shares applied on vesting)	767,439	59.21	632,533	54.96	238,405	122.58	247,216	115.25
Vested awards settled in cash during the year (including dividend shares applied on vesting)	181,492	58.36	230,006	54.67	140,690	123.40	140,479	115.35
In addition to the equity-settled awards shown above, there were 24,365 Rio Tinto plc and 19,881 Rio Tinto Limited cash-settled awards outstanding at 31 December 2023 (2022: 26,394 Rio Tinto plc and 23,917 Rio Tinto Limited cash-settled awards outstanding). The total liability for these awards at 31 December 2023 was US$1 million (2022: US$2 million).
Management Share Awards, Bonus Deferral Awards (granted under the Equity Incentive Plans), Global Employee Share
Plans and UK Share Plan (combined)

	Rio Tinto plc awards(a)				Rio Tinto Limited awards
	2023 number	Weighted average fair value at grant date 2023 £	2022 number	Weighted average fair value at grant date 2022 £	2023 number	Weighted average fair value at grant date 2023 A$	2022 number	Weighted average fair value at grant date 2022 A$
Unvested awards at 1 January(b)	2,585,679	47.22	2,493,826	43.55	2,340,705	95.27	2,164,568	92.31
Awarded	1,298,578	49.59	1,187,887	50.37	1,159,498	107.86	1,068,556	95.69
Forfeited	(113,473)	57.02	(146,816)	56.66	(144,531)	102.40	(155,631)	96.46
Cancelled	(71,160)	46.21	(65,267)	44.99	(61,993)	93.15	(46,300)	86.44
Vested	(889,496)	39.59	(883,951)	39.69	(712,686)	86.09	(690,488)	86.96
Unvested awards at 31 December(b)	2,810,128	50.36	2,585,679	47.22	2,580,993	103.11	2,340,705	95.27
Comprising:
– Management Share Awards	1,321,207	54.05	1,220,559	48.82	1,211,757	113.03	1,150,641	103.00
– Bonus Deferral Awards	102,388	55.64	139,782	55.96	56,597	113.90	60,862	113.13
– Global Employee Share Plan	1,350,559	46.22	1,191,738	44.51	1,312,639	93.50	1,129,202	86.43
– UK Share Plan	35,974	54.68	33,600	49.05	—	—	—	—
Unvested awards at 31 December(b)	2,810,128	50.36	2,585,679	47.22	2,580,993	103.11	2,340,705	95.27
(a)Awards of Rio Tinto American Depositary Receipts (ADRs) under the Global Employee Share Plan are included within the totals for Rio Tinto plc awards for the purpose of these tables.
(b)These numbers are presented and calculated in accordance with IFRS 2 and represent awards for which an IFRS 2 charge continues to be accrued for.
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	217
27 Share-based payments continued

	Rio Tinto plc awards(a)				Rio Tinto Limited awards
	2023 number	Weighted average share price at vesting 2023 £	2022 number	Weighted average share price at vesting 2022 £	2023 number	Weighted average share price at vesting 2023 A$	2022 number	Weighted average share price at vesting 2022 A$
Vested awards settled in shares during the year (including dividend shares applied on vesting):
– Management Share Awards	537,748	57.86	529,054	54.59	476,813	121.87	486,587	113.18
– Bonus Deferral Awards	87,475	55.43	136,317	55.11	23,569	123.91	32,080	107.78
– Global Employee Share Plan	493,187	55.05	478,204	51.52	374,232	118.12	337,782	104.82
– UK Share Plan	6,791	53.28	12,176	55.20	—	—	—	—
Vested awards settled in cash during the year (including dividend shares applied on vesting):
– Bonus Deferral Awards	—	—	23,611	55.98	—	—	12,699	113.23
(a)Awards of Rio Tinto American Depositary Receipts (ADRs) under the Global Employee Share Plan are included within the totals for Rio Tinto plc awards for the purpose of these tables.
In addition to the equity-settled awards shown above, there were 90,331 Rio Tinto plc and 7,913 Rio Tinto Limited cash-settled awards outstanding at 31 December 2023 (2022: 90,748 Rio Tinto plc and 9,685 Rio Tinto Limited cash-settled awards outstanding). The total liability for these awards at 31 December 2023 was US$5 million (2022: US$5 million).
28 Post-retirement benefits
Description of plans
The Group operates a number of pension and post-retirement healthcare plans which provide lump sums, pensions, medical benefits and life insurance to retirees. Some of these plans are defined contribution and some are defined benefit, with assets held in separate trusts, foundations and similar entities.
Defined benefit pension and post-retirement healthcare plans expose the Group to a number of risks.

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

For these reasons, the Group has a policy of moving away from defined benefit pension provisions and towards defined contribution arrangements.
The defined benefit pension plans for non-unionised employees are closed to new entrants in all countries. For unionised employees, some plans remain open.
The Group does not usually participate in multi-employer plans in which the risks are shared with other companies using those plans. The Group’s participation in such plans is immaterial and therefore no detailed disclosures are provided in this note.
Financial statements continued
Notes to the 2023 financial statements

218	Annual Report on Form 20-F 2023 | riotinto.com
Pension plans
The majority of the Group’s defined benefit pension obligations are in Canada, the UK, the US and Switzerland. In Australia the main arrangements are principally defined contribution in nature, but there are sections providing defined benefits linked to final pay. The features of the Group’s defined benefit pension obligations are summarised as follows.

	Calculation of benefit	Regulatory requirements	Governing body
Canada	Linked to final average pay for non- unionised employees. For unionised employees linked to final average pay or to a flat monetary amount per year of service.	Regulatory requirements in the relevant provinces and territories (predominantly Quebec).	Pension committee, a number of members are appointed by the sponsor and a number appointed by plan participants. In some cases, independent committee members are also appointed.
UK	Linked to final pay, subject to an earnings cap.	Regulatory requirements that apply to UK pension plans.	Trustee board, a number of directors appointed by the sponsor and a number appointed by plan participants and an independent trustee director.
US	Linked to final average pay for non- unionised employees and to a flat monetary amount per year of service for unionised employees.	US regulations.	Benefit Governance Committee. Members are appointed by the sponsor.
Switzerland	Linked to final average pay.	Swiss regulations.	Trustee board. Members are appointed by the plan sponsor, by employees and by retirees.
Australia	Linked to final pay and typically paid in lump sum form.	Local regulations in Australia.	An independent financial institution. One third of the board positions are nominated by employers. Remaining positions are filled by independent directors and directors nominated by participants.
The Group also operates a number of unfunded defined benefit plans, which are included in the reported defined benefit obligations.
Post-retirement healthcare plans
Certain subsidiaries of the Group, mainly in the US and Canada, provide healthcare and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependants. Eligibility for coverage is dependent upon certain age and service criteria. These arrangements are unfunded, and are included in the reported defined benefit obligations.
Recognition and measurement
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
The current service cost, any past service cost and the effect of any curtailment or settlements and the interest cost less interest income on assets held in the plans are recognised in the income statement. Actuarial gains/(losses) and returns from assets are recognised in other comprehensive income.
The Group’s contributions to defined contribution plans are charged to the income statement in the period to which the contributions relate.
All amounts charged to the income statement in respect of these plans are included within “Net operating costs” or in “Share of profit after tax of equity accounted units”, as appropriate.
Plan assets
The assets of the pension plans are invested predominantly in a diversified range of bonds, equities, property and qualifying insurance policies.
Consequently, the funding level of the pension plans is affected by movements in interest rates and also in the level of equity markets. The Group monitors its exposure to changes in interest rates and equity markets and also measures its balance sheet pension risk using a value at risk approach. These measures are considered when deciding whether significant changes in investment strategy are required.
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
In Canada, the UK and Switzerland, the Group works with the governing bodies to ensure that the investment policy adopted is consistent with the
Group’s tolerance for risk. In the US the Group has direct control over the investment policy, subject to local investment regulations.
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	219
28 Post-retirement benefits continued
The proportions of the total fair value of assets in the pension plans for each asset class at 31 December were as follows.

	2023		2022
Equities	16.6%		18.0%
– Quoted(a)		11.1%		12.3%
– Private(b)		5.5%		5.7%
Bonds(c)	47.4%		58.1%
– Government fixed income		21.6%		24.6%
– Government inflation-linked		1.6%		5.0%
– Corporate and other publicly quoted		16.5%		19.6%
– Private		7.7%		8.9%
Property(d)	8.7%		10.0%
– Quoted property funds		2.5%		2.9%
– Unquoted property funds		6.2%		7.1%
Qualifying insurance policies(e)	24.9%		9.7%
Cash and other(f)(g)	2.4%		4.2%
Total	100.0%		100.0%
(a)The holdings of quoted equities are invested in either pooled funds or segregated accounts held in the name of the relevant pension funds. These equity portfolios are well diversified in terms of the geographic distribution and market sectors.
(b)Investments in private equity, private debt and property are less liquid than the other investment classes listed above and therefore the Group’s investment in those asset classes is restricted to a level that does not endanger the liquidity of the pension plans.
(c)The holdings of government bonds are generally invested in the debt of the country in which a pension plan is situated. Corporate and other quoted bonds are usually of investment grade.
Private debt is mainly held in the North American and UK pension funds and is invested in North American and European companies.
(d)The property funds held by pension plans are invested in a diversified range of properties.
(e)Qualifying insurance policies are held with insurance companies that are regulated by the relevant local authorities. In October 2023, the trustee of the Rio Tinto 2009 Pension Fund purchased a buy-in contract for US$1.7 billion, largely through an in specie transfer of assets. The value of those policies is calculated by the local actuaries using assumptions consistent with those adopted for valuing the insured obligations.
(f)The holdings of cash and other are predominantly cash and short-term money market instruments.
(g)The Group makes limited use of futures, repurchase agreements and other instruments to manage the interest rate risk in some of its plans. Fund managers may also use derivatives to hedge currency movements within their portfolios and, in the case of bond managers, to take positions that could be taken using direct holdings of bonds but more efficiently. Exposure to these instruments is closely monitored and maintained at a level that does not endanger the liquidity of any pension plan.
The assets of the plans are managed on a day-to-day basis by external specialist fund managers. These managers may invest in the Group’s securities subject to limits imposed by the relevant fiduciary committees and local legislation. The approximate total holding of Group securities within the plans is US$2 million (2022: US$2 million).
Financial statements continued
Notes to the 2023 financial statements

220	Annual Report on Form 20-F 2023 | riotinto.com
Maturity of defined benefit obligations
An approximate analysis of the maturity of the obligations is given in the table below.

	Pension benefits	Other benefits	2023 Total	2022 Total	2021 Total
Proportion relating to current employees	17%	15%	17%	18%	20%
Proportion relating to former employees not yet retired	9%	—%	9%	9%	11%
Proportion relating to retirees	74%	85%	74%	73%	69%
Total	100%	100%	100%	100%	100%
Average duration of obligations (years)	10.8	10.8	10.8	11.4	13.8
Most of the Group’s defined benefit pension plans are closed to new entrants, therefore the carrying value of the Group’s post-employment obligations is less sensitive to assumptions about future salary increases than to other assumptions such as future inflation.
Geographical distribution of defined benefit obligations
An approximate analysis of the geographic distribution of the obligations is given in the table below:

	Pension benefits	Other benefits	2023 Total	2022 Total	2021 Total
Canada	58%	50%	57%	58%	55%
UK	26%	1%	25%	24%	28%
US	8%	46%	10%	10%	10%
Switzerland	6%	—%	6%	6%	5%
Other	2%	3%	2%	2%	2%
Total	100%	100%	100%	100%	100%
Total expense recognised in the income statement

	Pension benefits US$m	Other benefits US$m	2023 Total US$m	2022 Total US$m	2021 Total US$m
Current employer service cost for defined benefit plans	(76)	(3)	(79)	(143)	(167)
Past service credit/(cost)	88	(1)	87	—	(2)
Settlement losses	—	—	—	—	(3)
Net interest on net defined benefit liability	13	(34)	(21)	(36)	(52)
Non-investment expenses paid from the plans	(20)	—	(20)	(13)	(15)
Total defined benefit credit/(expense)	5	(38)	(33)	(192)	(239)
Current employer service cost for defined contribution and industry-wide plans	(414)	(2)	(416)	(367)	(315)
Total expense recognised in the income statement	(409)	(40)	(449)	(559)	(554)
These expense amounts are included as an employee cost within net operating costs.
The settlement loss in 2021 resulted from pension obligations in France being transferred to an external insurance company.
Total amount recognised in other comprehensive income before tax

	2023 US$m	2022 US$m	2021 US$m
Actuarial (losses)/gains	(407)	3,410	655
Impact of buy-in(a)	(216)	—	—
Return on assets, net of interest on assets	222	(2,831)	371
Losses on application of asset ceiling	(60)	(1)	—
Re-measurement (losses)/gains on pension and post-retirement healthcare plans	(461)	578	1,026
(a)In October 2023, the trustee of the Rio Tinto 2009 Pension Fund (RT09), a UK based scheme, purchased a bulk annuity contract - buy-in contract - which covers all scheme members. The bulk annuity contract is a Fund asset which provides an income to the RT09 which matches the pension paid out by the Fund. No formal decision to progress to buy-out and winding up of the RT09 can be made until such time as the Company and trustee agree on a number of key areas, including use of any residual surplus. As such, the trustee retains the legal responsibility to make benefit payments and the loss arising on this transaction was charged to Other Comprehensive Income.
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	221
28 Post-retirement benefits continued
Amounts recognised in the balance sheet
The following amounts were measured in accordance with IAS 19 at 31 December.

	2023			2022
	Pension benefits US$m	Other benefits US$m	Total US$m	Total US$m
Total fair value of plan assets	11,138	—	11,138	10,708
Present value of obligations – funded	(10,799)	—	(10,799)	(10,226)
Present value of obligations – unfunded	(368)	(628)	(996)	(951)
Present value of obligations – total	(11,167)	(628)	(11,795)	(11,177)
Effect of asset ceiling	(66)	—	(66)	(1)
Net deficit to be shown in the balance sheet	(95)	(628)	(723)	(470)
Comprising:
– Deficits	(561)	(628)	(1,189)	(1,294)
– Surpluses	466	—	466	824
Net (deficit)/surplus on pension plans	(95)	—	(95)	152
Unfunded post-retirement healthcare obligation	—	(628)	(628)	(622)
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
negotiated with the local trustee in accordance with the funding guidance issued by the local regulators. In deciding whether to provide funding above the minimum level, we consider other possible uses of cash elsewhere, the local sponsoring entity’s tax situation and any strategic advantage we might obtain. The Group does not generally pre-fund post-retirement healthcare arrangements.

	2023			2022	2021
	Pension benefits US$m	Other benefits US$m	Total US$m	Total US$m	Total US$m
Contributions to defined benefit plans	205	32	237	211	464
Contributions to defined contribution plans	408	2	410	363	311
Total	613	34	647	574	775
The level of surplus in the Rio Tinto Pension Fund in the UK is such that it may be used to pay for the employer contributions to the defined contribution section of that Fund, in accordance with the funding arrangements agreed with the Trustee of that Fund. Consequently, the cash paid to defined contribution plans is lower than the defined contribution service cost by US$6 million. Contributions to defined benefit pension plans are kept under regular review and actual contributions will be determined in line with the Group’s wider financing strategy, taking into account relevant minimum funding requirements.
In 2021, additional cash of US$294 million was paid in order to settle pension obligations in France. This amount was paid to an external insurer, along with the transfer of existing pension assets in order to transfer the obligations to that insurer.
As contributions to many plans are reviewed on at least an annual basis, the contributions for 2024 and subsequent years cannot be determined precisely in advance. Most of the Group’s largest pension funds are fully funded on their local funding basis and at present do not require long-term funding commitments. Contributions to defined benefit pension plans for 2024 are estimated to be around US$70 million but may be higher or lower than this depending on the evolution of financial markets and voluntary funding decisions taken by the Group. Contributions for subsequent years are expected to be at similar levels. Healthcare plans are generally unfunded and contributions for future years will be equal to benefit payments net of participant contributions. The Group’s contributions for healthcare plans in 2024 are expected to be similar to the amounts paid in 2023.
Financial statements continued
Notes to the 2023 financial statements

222	Annual Report on Form 20-F 2023 | riotinto.com
Movements in the net defined benefit liability
A summary of the movement in the net defined benefit liability is shown in the first table below. The subsequent tables provide a more detailed analysis of the movements in the present value of the obligations and the fair value of assets.

	2023			2022
	Pension benefits US$m	Other benefits US$m	Total US$m	Total US$m
Change in the net defined benefit liability
Net defined benefit surplus/(liability) at the start of the year	152	(622)	(470)	(1,028)
Amounts recognised in income statement	5	(38)	(33)	(192)
Amounts recognised in other comprehensive income	(468)	7	(461)	578
Employer contributions	205	32	237	211
Assets transferred to defined contribution section	(6)	—	(6)	(4)
Currency exchange rate gains/(losses)	17	(7)	10	(35)
Net defined benefit liability at the end of the year	(95)	(628)	(723)	(470)

	2023			2022
	Pension benefits US$m	Other benefits US$m	Total US$m	Total US$m
Change in present value of obligation
Present value of obligation at the start of the year	(10,555)	(622)	(11,177)	(15,728)
Current employer service costs	(76)	(3)	(79)	(143)
Past service credit/(cost)	88	(1)	87	—
Settlements	4	—	4	—
Interest on obligation	(499)	(34)	(533)	(370)
Contributions by plan participants	(19)	—	(19)	(20)
Benefits paid	716	32	748	783
Experience (losses)/gains	(69)	29	(40)	(170)
Changes in financial assumptions (losses)/gains	(393)	(25)	(418)	3,563
Changes in demographic assumptions gains	48	3	51	17
Currency exchange rate (losses)/gains	(412)	(7)	(419)	891
Present value of obligation at the end of the year	(11,167)	(628)	(11,795)	(11,177)

	2023			2022
	Pension benefits US$m	Other benefits US$m	Total US$m	Total US$m
Change in plan assets
Fair value of plan assets at the start of the year	10,708	—	10,708	14,700
Settlements	(4)	—	(4)	—
Interest on assets	512	—	512	334
Contributions by plan participants	19	—	19	20
Contributions by employer	205	32	237	211
Benefits paid	(716)	(32)	(748)	(783)
Non-investment expenses	(20)	—	(20)	(13)
Return on plan assets, net of interest on assets	222	—	222	(2,831)
Impact of buy-in	(216)	—	(216)	—
Assets transferred to defined contribution section	(6)	—	(6)	(4)
Currency exchange rate gains/(losses)	434	—	434	(926)
Fair value of plan assets at the end of the year	11,138	—	11,138	10,708
The impact of lower interest rates on bonds and qualifying insurance policies explains most of the return on plan assets, net of interest on assets in
2023.
The resulting effect of applying an asset ceiling is a loss of US$60 million and a loss of US$5 million for the change in currency exchange rate during the year. In determining the extent to which the asset ceiling has an effect, the Group considers the funding legislation in each country and the rules specific to each pension plan. The calculation takes into account any minimum funding requirements that may be applicable to the plan, whether any reduction in future Group contributions is available, and whether a refund of surplus may be available. In considering whether any refund of surplus is available, the Group considers the powers of trustee boards and similar bodies to augment benefits or wind up a plan. Where such powers are unilateral, the Group does not consider a refund to be available at the end of the life of a plan. Where the plan rules and legislation both permit the employer to take a refund of surplus, the asset ceiling may have no effect, although it may be the case that a refund will only be available many years in the future.
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	223
28 Post-retirement benefits continued
Main assumptions (rates per annum)

Key estimate - Estimation of obligations for post-employment costs
The value of the Group’s obligations for post-employment benefits is dependent on the amount of benefits that are expected to be paid out, discounted to the balance sheet date. The most significant assumptions used in accounting for pension plans are:
–The discount rate - used to determine the net present value of the obligations, the interest cost on the obligations and the interest income on plan assets. We use the yield from high-quality corporate bonds with maturities and terms that match those of the post-employment obligations as closely as possible. Where there is no developed corporate bond market in a currency, the rate on government bonds is used.
–The long-term inflation rate - used to project increases in future benefit payments for those plans that have benefits linked to inflation. The assumption regarding future inflation is based on market yields on inflation linked instruments, where possible, combined with consensus views.
–The mortality rates - used to project the period over which benefits will be paid, which is then discounted to arrive at the net present value of the obligations. The Group reviews the actual mortality rates of retirees in its major pension plans on a regular basis and uses these rates to set its current mortality assumptions. It also uses its judgement with respect to allowances for future improvements in longevity having regard to standard improvement scales in each relevant country and after taking external actuarial advice.
The weighted-average assumptions used for the valuation at year end are summarised below:

	Canada	UK	US	Switzerland
At 31 December 2023
Discount rate	4.6%	4.5%	4.8%	1.5%
Long-term inflation(a)	1.9%	3.1%	2.2%	1.2%
Rate of increase in pensions	0.2%	2.6%	—%	2.3%

At 31 December 2022
Discount rate	5.0%	4.9%	5.3%	2.3%
Long-term inflation(a)	2.1%	3.3%	2.4%	1.2%
Rate of increase in pensions	0.5%	2.8%	—%	3.4%
(a)The long-term inflation assumption shown for the UK is for the Retail Price Index. The assumption for the Consumer Price Index at 31 December 2023 was 2.5% (2022: 2.7%).

The main financial assumptions used for the healthcare plans, which are predominantly in the US and Canada, were: discount rate: 5.0% (2022:
5.4%); medical trend rate: 8.3% reducing to 4.7% by the year 2032 broadly on a straight line basis (2022: 7.1%, reducing to 4.8% by the year 2031);
claims costs based on individual company experience.
For both the pension and healthcare arrangements, the post-retirement mortality assumptions allow for future improvements in longevity. The mortality tables used imply that a man aged 60 at the balance sheet date has a weighted average expected future lifetime of 27 years (2022: 27 years) and that a man aged 60 in 2041 would have a weighted average expected future lifetime of 28 years (2022: 28 years). The mortality tables are generally based upon the latest standard tables published in each country, adjusted appropriately to reflect the actual mortality experience of the plan participants where credible data is available. Adjustments have been made to some of our plans within the demographic assumptions for the impact of the Covid-19 pandemic.
Sensitivity analysis
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

		2023		2022
		Approximate (increase)/ decrease in obligations		Approximate (increase)/ decrease in obligations
Assumption	Change in assumption	Pensions US$m	Other US$m	Pensions US$m	Other US$m
Discount rate	Increase of 0.5 percentage points	460	31	483	32
	Decrease of 0.5 percentage points	(514)	(33)	(510)	(34)
Long-term inflation	Increase of 0.5 percentage points	(183)	(9)	(174)	(10)
	Decrease of 0.5 percentage points	176	8	168	9
Demographic – allowance for future improvements in longevity	Participants assumed to have the mortality rates of individuals who are one year older	244	7	241	8
	Participants assumed to have the mortality rates of individuals who are one year younger	(244)	(7)	(241)	(8)
Financial statements continued
Notes to the 2023 financial statements

224	Annual Report on Form 20-F 2023 | riotinto.com
29 Directors’ and key management remuneration
Aggregate remuneration, calculated in accordance with the UK Companies Act 2006, of the Directors of the parent companies was as follows.

	2023 US$'000	2022 US$'000	2021 US$'000
Emoluments	7,461	6,726	6,568
Long-term incentive plans	8,746	4,691	1,587
	16,207	11,417	8,155
Pension contributions: defined contribution plans	20	10	9
The Group defines key management personnel as the Directors and certain members of the Executive Committee. The Executive Committee includes the Executive Directors, product group Chief Executive Officers and Group executives.
The aggregate remuneration including pension contributions incurred by Rio Tinto plc in respect of its directors was US$15,184,000 (2022:
US$10,692,000; 2021: US$7,522,000). The aggregate pension contribution to defined contribution plans was US$20,000 (2022: US$10,000; 2021:
US$9,000). The aggregate remuneration, including pension contributions and other retirement benefits, incurred by Rio Tinto Limited in respect of its directors was US$1,043,000 (2022: US$735,000; 2021: US$642,000). The aggregate pension contribution to defined contribution plans was US$nil
(2022: US$nil; 2021: US$nil).
During 2023, no director (2022: nil; 2021: nil) accrued retirement benefits under defined benefit arrangements, and two directors (2022: two; 2021:
two) accrued retirement benefits under defined contribution arrangements.
Emoluments included in the table above have been translated from local currency at the average exchange rate for the year with the exception of bonus payments, which have been translated at the year-end rate.
Aggregate compensation, representing the expense recognised, under IFRS as defined in the “Basis of preparation” section, of the Group’s key management, including directors, was as follows.

	2023 US$'000	2022 US$'000	2021 US$'000
Short-term employee benefits and costs	16,159	14,258	18,184
Post-employment benefits	155	174	300
Employment termination benefits	155	—	—
Share-based payments	10,305	10,846	10,303
Total	26,774	25,278	28,787
The figures shown above include employment costs which cover social security and accident premiums in Canada, the UK and payroll taxes in
Australia paid by the employer as a direct additional cost of hire. In total, they amount to US$1,321,000 (2022: US$1,173,000; 2021: US$1,511,000).
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	225
Our Group structure
The Group’s principal subsidiaries (note 30), joint operations (note 31), joint ventures and associates (note 32) are in most cases held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited. This section of the notes only includes those companies that have a more significant impact on the profit or operating assets of the Group.
30 Principal subsidiaries
The Group’s principal subsidiaries at 31 December 2023 are summarised in the table below.

Company and country of incorporation/operation	Principal activities	Class of shares held	Proportion of class held (%)	Group interest (voting %)	Other interest (voting %)
Australia
Argyle Diamonds Limited	Mining and processing of diamonds (until November 2020)	Class A	100	100	—
		Class B	100
Dampier Salt Limited	Salt and gypsum production	Ordinary	68.36	68.36	31.64
Energy Resources of Australia Ltd	Uranium processing (until January 2021)	Class A	86.33	86.33	13.67
		Ordinary	86.33
Hamersley Iron Pty Limited	Iron ore mining	Ordinary	100	100	—
North Mining Limited(a)	Iron ore mining	Ordinary	100	100	—
		Preference	100
Rio Tinto Aluminium (Holdings) Limited	Bauxite mining, alumina production, primary aluminium smelting	Ordinary	100	100	—

Robe River Mining Co Pty Ltd(a)	Iron ore mining	Class A	40	73.61	26.39
		Class B	76.36

Argentina
Rincon Mining Pty Limited(b)	Exploration and development of lithium asset.	Ordinary	100	100	–

Brazil
Rio Tinto do Brasil Ltda.(c)	Alumina production and bauxite mining	Quota	100	100	—
Canada
Diavik Diamond Mines (2012) Inc.	Diamond mining and processing	Common	100	100	—
Iron Ore Company of Canada(d)	Iron ore mining; iron ore pellets production	Series A	91.41	58.72	41.28
		Series E	100
		Series F	100
Rio Tinto Alcan Inc.	Bauxite mining; alumina refining; aluminium smelting	Common	100	100	—
Rio Tinto Fer et Titane Inc.	Titanium dioxide feedstock; high purity iron and steel production	Common	100	100	—
		Class B preference	100
		Preference	100
Guinea
Simfer Jersey Limited(e)	Iron ore project	Ordinary	53	53	47
Madagascar

QIT Madagascar Minerals SA(f)	Ilmenite mining	Common	84.20	79.98	20.02
		Investment certificates	100

Mongolia
Oyu Tolgoi LLC	Copper and gold mining	Common	66	66	34

Singapore
Rio Tinto Singapore Holdings Pte Ltd	Commercial activities	Ordinary	100	100	–

South Africa

Richards Bay Titanium (Proprietary) Limited(g)	Titanium dioxide, high purity iron production	B Ordinary	100	74	26
		B Preference	100
		Parent Preference	100

Richards Bay Mining (Proprietary) Limited(g)	Ilmenite, rutile and zircon mining	B Ordinary	100	74	26
		B Preference	100
		Parent Preference	100

United States
Kennecott Holdings Corporation (including Kennecott Utah Copper and Kennecott Exploration)	Copper and gold mining, smelting and refining and exploration activities	Common	100	100	—
Nuton LLC	Technology venture including investments and collaborations related to proprietary nature-based copper leach technologies and capabilities	Unit shares	100	100	—
U.S. Borax Inc.	Mining, refining and marketing of borates	Common	100	100	–
Resolution Copper Mining LLC	Exploration and development of copper	-	–	55	45
Financial statements continued
Notes to the 2023 financial statements

226	Annual Report on Form 20-F 2023 | riotinto.com
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
(b)Rincon Mining Pty Limited incorporated in Australia but operates in Argentina.
(c)Rio Tinto do Brasil Ltda holds the Group’s 10% interest in Consórcio de Alumínio do Maranhão, a joint operation in which the Group participates but is not a joint operator. The Group recognises its share of assets, liabilities, revenues and expenses relating to this arrangement.
(d)Iron Ore Company of Canada is incorporated in the US, but operates in Canada.
(e)Rio Tinto Simfer UK Limited (which is wholly owned by the Group) holds a 53% interest in Simfer Jersey Limited (Simfer Jersey), a company incorporated in Jersey. Simfer Jersey, in turn, has an
85% interest in Simfer S.A., the company that operates the Simandou mining project in Guinea. As at 31 December 2023, Simfer Jersey also owns 100% of Simfer InfraCo Guinée S.A., a company incorporated in Guinea, which will deliver Simfer’s scope of the co-developed rail and port infrastructure. The Group therefore has a 45.05% indirect interest in Simfer S.A. and a 53%
indirect interest in Simfer InfraCo Guinée S.A. These entities are consolidated as subsidiaries and together referred to as the Simandou iron ore project.
(f)The Group’s shareholding in QIT Madagascar Minerals SA (QMM) carries an 80% economic interest and 80% of the total voting rights; a further 5% economic interest is held through non-voting investment certificates to give an economic interest of 85%. During the year, a Memorandum of Understanding (MoU) was signed with the Malagasy Government in relation to their fiscal regime for QMM which expired at the end of May 2023. The MoU gives effect to the application of a new fiscal regime for the next 25 years, with terms effective as of 1 July 2023. Terms of the MoU includes the granting of a 15% free-carry equity stake to the Malagasy Government that can no longer be diluted, while maintaining their current 20% of the voting rights. As a result, the
Malagasy Government's non-controlling interest has been recognised for the first time, and QMM's net earnings has been presented net of amounts attributable to non-controlling interests from
1 July 2023. The initial recognition of non-controlling interests, and any subsequent recognition arising from future contributions, gives rise to a charge within equity as the transaction is between
Rio Tinto and the Malagasy Government acting in their capacity as shareholders and there are no changes to the net assets of QMM. As at 31 December 2023, the value of QMM’s non-
controlling interest is US$16 million.
(g)Additional classes of shares issued by Richards Bay Titanium (Proprietary) Limited and Richards Bay Mining (Proprietary) Limited representing non-controlling interests are not shown. The
Group’s total legal and beneficial interest in Richards Bay Titanium (Proprietary) Limited and Richards Bay Mining (Proprietary) Limited is 74%.
Summary financial information for subsidiaries that have non-controlling interests that are material to the Group
This summarised financial information is shown on a 100% basis. It represents the amounts shown in the subsidiaries’ financial statements prepared in accordance with IFRS in line with the Group’s accounting policies, including fair value adjustments, and before intercompany eliminations.

Income statement summary for the year ended 31 December	Iron Ore Company of Canada 2023 US$m	Iron Ore Company of Canada 2022 US$m restated(a)	Oyu Tolgoi LLC (b)(c) 2023 US$m	Oyu Tolgoi LLC (b)(c) 2022 US$m restated(a)
Revenue	2,314	2,634	1,625	1,424
Profit/(loss) after tax	445	756	(1,024)	(224)
– attributable to non-controlling interests	184	312	(352)	(159)
– attributable to Rio Tinto	261	444	(672)	(65)
Other comprehensive income/(loss)	60	(111)	—	—
Total comprehensive income/(loss)	505	645	(1,024)	(224)

Balance sheet summary as at 31 December	2023 US$m	2022 US$m	2023 US$m	2022 US$m
Non-current assets	3,170	2,963	15,335	13,667
Current assets	866	774	511	753
Current liabilities	(519)	(499)	(4,920)	(4,253)
Non-current liabilities	(1,005)	(973)	(12,544)	(10,731)
Net assets	2,512	2,265	(1,618)	(564)
– attributable to non-controlling interests	1,052	946	(558)	(207)
– attributable to Rio Tinto	1,460	1,319	(1,060)	(357)

Cash flow statement summary for the year ended 31 December	2023 US$m	2022 US$m	2023 US$m	2022 US$m
Cash flow from operations	801	1,153	345	406
Dividends paid to non-controlling interests	(103)	(142)	—	—
(a)Comparative information has been restated to reflect the adoption of narrow-scope amendments to IAS 12. Refer to page 166 for details.
(b)On 16 December 2022, we purchased the remaining 49% share of Turquoise Hill Resources Ltd. The Group now holds a 66% direct interest in Oyu Tolgoi LLC. Up until 15 December 2022 the
Group had a 51% interest in Turquoise Hill Resources Ltd, which held a 66% interest in OT and, therefore, had a 34% indirect interest in OT. Refer to note 5 for details.
(c)Under the terms of the project finance facility held by Oyu Tolgoi LLC, there are certain restrictions on the ability of Oyu Tolgoi LLC to make shareholder distributions.
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	227
30 Principal subsidiaries continued

Income statement summary for the year ended 31 December	Robe River Mining Co Pty 2023 US$m	Robe River Mining Co Pty 2022 US$m restated(a)	Other companies and eliminations(b) 2023 US$m	Other companies and eliminations(b) 2022 US$m restated(a)	Robe River 2023 US$m	Robe River 2022 US$m restated(a)
Revenue	1,753	1,703	2,045	1,987	3,798	3,690
Profit after tax	848	814	825	865	1,673	1,679
– attributable to non-controlling interests	339	323	—	—	339	323
– attributable to Rio Tinto	509	491	825	865	1,334	1,356
Other comprehensive loss	40	(206)	36	(112)	76	(318)
Total comprehensive income	888	608	861	753	1,749	1,361

Balance sheet summary as at 31 December	2023 US$m	2022 US$m	2023 US$m	2022 US$m	2023 US$m	2022 US$m
Non-current assets	2,899	2,846	4,026	3,975	6,925	6,821
Current assets	808	756	711	609	1,519	1,365
Current liabilities	(157)	(112)	(358)	(2,724)	(515)	(2,836)
Non-current liabilities	(443)	(410)	(2,554)	(550)	(2,997)	(960)
Net assets	3,107	3,080	1,825	1,310	4,932	4,390
– attributable to non-controlling interests	1,241	1,230	—	—	1,241	1,230
– attributable to Rio Tinto	1,866	1,850	1,825	1,310	3,691	3,160

Cash flow statement summary for the year ended 31 December	2023 US$m	2022 US$m	2023 US$m	2022 US$m	2023 US$m	2022 US$m
Cash flow from operations	1,480	1,435	1,640	1,981	3,120	3,416
Dividends paid to non-controlling interests	(345)	(278)	—	—	(345)	(278)
(a)Comparative information has been restated to reflect the adoption of narrow-scope amendments to IAS 12. Refer to page 166 for details.
(b)“Other companies and eliminations” includes North Mining Limited (a wholly-owned subsidiary of the Group which accounts for its interest in Robe River) and goodwill of US$342 million (2022:
US$337 million) that arose on the Group’s acquisition of its interest in Robe River.
31 Principal joint operations
The Group’s principal joint operations at 31 December 2023 are summarised in the table below.

Company and country of incorporation/operation	Principal activities	Group interest (%)
Australia
Tomago Aluminium Joint Venture	Aluminium smelting	51.6
Gladstone Power Station Joint Venture	Power generation	42.1
Hope Downs Joint Venture	Iron ore mining	50
Western Range Joint Venture(a)	Iron ore mining	54
Queensland Alumina Limited(b)(c)	Alumina production	80
Pilbara Iron Arrangements	Infrastructure, corporate and mining services	See other relevant judgements call out box below
Canada
Aluminerie Alouette Inc.	Aluminium production	40
Pechiney Reynolds Quebec Inc(c)(d)	Aluminium smelting	50.2
New Zealand
New Zealand Aluminium Smelters Limited(b)(c)	Aluminium smelting	79.4
(a)The Group owns a 54% interest in the Western Range Joint Venture (WRJV), an unincorporated arrangement in the Pilbara. The Group recognises its equity share of assets, revenue and expenses relating to this arrangement. Liabilities are recognised at 54% with the exception of the close-down and restoration provision, which is recognised at 100% according to WRJV’s contractual obligations, with a corresponding 46% receivable from China Baowu Group, for the co-owner’s share.
(b)Although the Group has a 79.4% interest in New Zealand Aluminium Smelters Limited and an 80% interest in Queensland Alumina Limited, decisions about activities that significantly affect the returns that are generated require agreement of both parties to the joint arrangement, giving rise to joint control.
(c)Queensland Alumina Limited, New Zealand Aluminium Smelters Limited and Pechiney Reynolds Quebec Inc. are joint arrangements that are primarily designed for the provision of output to the parties sharing joint control. This indicates that the parties have rights to substantially all the economic benefits of the assets. The liabilities of the arrangements are in substance satisfied by cash flows received from the parties. This dependence indicates that the parties in effect have obligations for the liabilities. It is these facts and circumstances that give rise to the classification of these entities as joint operations.
(d)Pechiney Reynolds Quebec Inc., an entity incorporated in the United States, has a 50.1% interest in the Aluminerie de Bécancour, Inc. aluminium smelter, which is located in Canada. As Rio
Tinto owns 50.2% of Pechiney Reynolds Quebec Inc our effective ownership of the Bécancour smelter is 25.2%.
Financial statements continued
Notes to the 2023 financial statements

228	Annual Report on Form 20-F 2023 | riotinto.com

Other relevant judgements - accounting for the Pilbara Iron Arrangements
A number of arrangements are in place amongst the Australian Iron Ore operations, managed by Rio Tinto, which allow their respective assets to be operated as a single integrated network across the Pilbara region. In assessing the Pilbara Iron Arrangements, it has been concluded that they collectively constitute a joint operation on the basis that decisions about relevant activities require unanimous consent. The resulting efficiencies are shared between Rio Tinto and Robe River Iron Associates (Robe River), and the parties fund all of the cash flow requirements of Pilbara Iron (Company) Services Pty Ltd and Pilbara Iron Pty Ltd.
Each of the partners in the joint operation is able to request the other to construct assets on their tenure to increase the capacity of the rail and port infrastructure network. The requesting partner’s (Asset User’s) share of the capacity of the network will increase by the capacity of the newly constructed asset, but generally that capacity may be provided from any of the network assets. The Asset User will pay an annual charge, Committed Use Charge (CUC) over a contractually specified period irrespective of network usage. The constructing partner (Asset
Owner) has an ongoing obligation to make available capacity from those assets and to maintain the assets in good working order as required under relevant State Agreements and associated tenure.  The arrangements are managed through two wholly-owned subsidiaries: Pilbara
Iron (Company) Services Pty Ltd and Pilbara Iron Pty Ltd.
We have also considered whether the CUC arrangements give rise to a lease between the Asset Owner and the Asset User. We have concluded that they do not, as there is no specified asset; rather the Asset User has a first priority right to the capacity in the CUC asset. This treatment was grandfathered on adoption of IFRS 16 on 1 January 2019, following an assessment under the preceding standards IAS 17
“Leases” and IFRIC 4 “Determining whether an arrangement contains a lease”, with no change to the conclusion under IFRS 16 for subsequent expenditure subject to the existing CUC arrangements. Management considers that these arrangements are unique and has used judgement to apply the principles of IFRS to the accounting for the arrangements as described above. The obligation of the Asset Owner to make capacity available is fulfilled over time and not at a point in time. The CUC arrangement is therefore an executory contract as defined under IAS 37, whereby neither party has performed any of its obligations, or both parties have partially performed their obligations to an equal extent, and so the CUC payments are expensed as incurred. An alternative interpretation of the fact pattern could have resulted in a gross presentation in the Group’s balance sheet with an asset and a corresponding liability to reflect the present value of the CUC payments. The
Asset User is a wholly-owned subsidiary of Rio Tinto, whereas the Asset Owner is a joint operation. This impact would be some US$1,009 million (calculated on the basis of grossing up the tax written down value of the CUC assets). Other methods of calculating the gross-up might give rise to different numbers.

32 Principal joint ventures and associates
Principal joint ventures
The Group’s principal joint ventures at 31 December 2023 are summarised in the table below.

Company and country of incorporation/operation	Principal activities	Number of shares held	Class of shares held	Proportion of class held (%)	Group interest (%)
Canada
Matalco Canada Inc.	Aluminium recycling	195,000	Class B Common	100	50
Chile
Minera Escondida Ltda(a)	Copper mining and refining	—	—	—	30
Oman
Sohar Aluminium Co. L.L.C.(b)	Aluminium smelting, power generation	37,500	Ordinary	20	20
United States
Matalco USA, LLC	Aluminium recycling	525,000	Unit shares	50	50
(a)The year-end of Minera Escondida Ltda is 30 June. The amounts included in the consolidated financial statements of Rio Tinto are however, based on financial statements of Minera Escondida
Ltda that are coterminous with those of the Group. The company has no share class.
(b)Although the Group holds a 20% interest in Sohar Aluminium Co. L.L.C, decisions about relevant activities that significantly affect the returns that are generated require agreement of all parties to the arrangement. It is therefore determined that Rio Tinto has joint control.

Other relevant judgements - accounting for Minera Escondida Ltda
Judgement has been applied on the determination that Escondida is a joint venture. We have based this on the nature of significant commercial decisions, including those in relation to capital expenditure, which require approval of both Rio Tinto and its partner BHP (holders of a 57.5% interest). In contrast, our partner has assessed Rio Tinto’s rights as protective and concluded that it controls Escondida through its rights to direct relevant activities. Adoption of the equivalent judgement by the Group would result in reclassification of Escondida from a joint venture to an associate, with no other financial reporting consequence since accounting under the equity method would remain in place.

Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	229
32 Principal joint ventures and associates continued
Summary information for joint ventures that are material to the Group
This summarised financial information is shown on a 100% basis. It represents the amounts shown in the joint ventures’ financial statements prepared in accordance with IFRS under Group accounting policies, including fair value adjustments and amounts due to and from Rio Tinto.

	Minera Escondida Ltda(a) 2023 US$m	Minera Escondida Ltda(a) 2022 US$m
Revenue	9,187	8,760
Depreciation and amortisation	(1,183)	(1,100)
Other operating costs	(3,784)	(3,280)
Operating profit	4,220	4,380
Finance expense	(283)	(207)
Income tax(b)	(1,773)	(1,590)
Profit after tax	2,164	2,583
Other comprehensive (loss)/income	(13)	17
Total comprehensive income	2,151	2,600
Non-current assets	12,480	11,853
Current assets	2,751	2,563
Current liabilities	(1,607)	(1,450)
Non-current liabilities	(5,192)	(5,063)
Net assets	8,432	7,903
Assets and liabilities above include:
– cash and cash equivalents	360	377
– current financial liabilities	(677)	(340)
– non-current financial liabilities	(2,770)	(3,060)
Dividends received from joint venture (Rio Tinto share)	578	813
Reconciliation of the above amounts to the investment recognised in the Group balance sheet

Group interest	30%	30%
Net assets (100%)	8,432	7,903
Group’s ownership interest	2,530	2,371
Carrying value of Group’s interest	2,530	2,371
(a)In addition to its “Investment in equity accounted units”, the Group recognises deferred tax liabilities of US$354 million (2022: US$328 million) relating to tax on unremitted earnings of equity accounted units.
(b)Income tax in 2023 includes a charge of US$252 million for the revaluation of deferred tax balances following the substantive enactment of the Chilean Royalty Bill which, effective from
1 January 2024, will implement a 1 percent royalty on revenues, a margin based tax with rates ranging between 8% and 26%, and a 46% cap to the overall Chilean tax burden of mining companies.
Financial statements continued
Notes to the 2023 financial statements

230	Annual Report on Form 20-F 2023 | riotinto.com
Principal associates
The Group’s principal associates at 31 December 2023 are summarised in the table below.

Company and country of incorporation/operation	Principal activities	Number of shares held	Class of shares held	Proportion of class held (%)	Group interest (%)
Australia
Boyne Smelters Limited(a)	Aluminium smelting	153,679,560	Ordinary	59.4	59.4
Brazil

Mineração Rio do Norte S.A.(b)	Bauxite mining	50,000,000,000	Ordinary	25	22
		82,000,000,000	Preferred	20.5

United States
Halco (Mining) Inc.(c)	Bauxite mining	4,500	Common	45	45
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
(b)On 1 December 2023, we acquired a 10% equity interest (12.5% voting right) in Mineração Rio do Norte S.A. (MRN) from Companhia Brasileira de Aluminio (CBA) for a nominal amount which resulted in an increase of our interest in MRN from 12% to 22% (25% voting right). In prior years, it was determined that we had significant influence through representation on MRN’s board of directors and consequently the ability to participate in financial and operating policy decisions. Therefore, the increase in equity does not change the basis of consolidation and MRN remains treated as an associate.
(c)Halco (Mining) Inc. has a 51% indirect interest in Compagnie des Bauxites de Guinée, a bauxite mine, the core assets of which are located in Guinea.
Summary information for joint ventures and associates that are not individually material to the Group

	2023 US$m	2022 US$m adjusted(a)
Carrying value of Group's interest(b)	1,878	927

Profit after tax	26	2
Other comprehensive income/(loss)	15	(27)
Total comprehensive income/(loss)	41	(25)
(a)Summary information for joint ventures and associates has been adjusted to exclude Sohar Aluminium Co. L.L.C as it is no longer considered individually material to the Group for disclosure.
(b)The increase in carrying value primarily relates to our investment in Matalco Canada Inc and Matalco USA, LLC on 1 December 2023. Refer to note 5 for details.
33 Related-party transactions
Information about material related-party transactions of the Rio Tinto Group is set out below.
Subsidiary companies and joint operations
Details of investments in principal subsidiary companies are disclosed in note 30. Information relating to joint operations can be found in note 31.
Equity accounted units
Transactions and balances with equity accounted units are summarised below. Purchases, trade and other receivables, and trade and other payables, relate largely to amounts charged by equity accounted units for toll processing of alumina and purchasing of bauxite and aluminium. Sales relate largely to sales of alumina to equity accounted units for smelting into aluminium.

	2023 US$m	2022 US$m	2021 US$m
Income statement items
Purchases from equity accounted units	(1,163)	(1,429)	(1,167)
Sales to equity accounted units	349	563	432

Cash flow statement items
Dividends from equity accounted units	610	879	1,431
Net (funding of)/receipts from equity accounted units	(144)	(75)	6

Balance sheet items
Investments in equity accounted units(a)	4,407	3,298	3,504
Loans related to equity accounted units(b)	100	—	—
Trade and other receivables: amounts due from equity accounted units(c)	189	297	251
Trade and other payables: amounts due to equity accounted units	(206)	(294)	(253)
(a)Investments in equity accounted units include quasi-equity loans. Further information about investments in equity accounted units is set out in note 32.
(b)Includes initial funding for Simandou infrastructure, classified as “Other investments, including loans” pending finalisation of the project shareholder agreements.
(c)This includes prepayments of tolling charges.
Pension funds
Information relating to pension fund arrangements is set out in note 28.
Directors and key management
Details of Directors’ and key management’s remuneration are set out in note 29.
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	231
Our equity
34 Share capital
Recognition and measurement
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
owners of Rio Tinto. If purchased Rio Tinto plc shares are cancelled, an amount equal to the nominal value of the cancelled share is credited to the capital redemption reserve.
Rio Tinto plc

	2023 Number (million)	2022 Number (million)	2021 Number (million)	2023 US$m	2022 US$m	2021 US$m
Issued and fully paid up share capital of 10p each
At 1 January	1,255.845	1,255.795	1,255.756	207	207	207
Ordinary shares issued under the Global Employee Share plan (GESP)	0.047	0.050	0.039	—	—	—
Shares purchased and cancelled(a)	—	—	—	—	—	—
At 31 December	1,255.892	1,255.845	1,255.795	207	207	207
Shares held by public
At 1 January	1,249.655	1,248.141	1,246.904
Shares reissued from treasury under the GESP	1.619	1.464	1.198
Ordinary shares issued under the GESP	0.047	0.050	0.039
Shares purchased and cancelled(a)	—	—	—
At 31 December	1,251.321	1,249.655	1,248.141
Shares held in treasury	4.571	6.190	7.654
Shares held by public	1,251.321	1,249.655	1,248.141
Total share capital	1,255.892	1,255.845	1,255.795
Other share classes
Special Voting Share of 10p each(b)	1 only	1 only	1 only
DLC Dividend Share of 10p each(b)	1 only	1 only	1 only
(a)The authority for the company to buy back its ordinary shares was renewed at the 2021 annual general meeting. No shares were bought back and cancelled in 2023, 2022 or 2021 under the on-
market buy-back programme.
(b)The Special Voting Share was issued to facilitate the joint voting by shareholders of Rio Tinto plc and Rio Tinto Limited on Joint Decisions, following the DLC Merger. The DLC Dividend Share was issued to a subsidiary of Rio Tinto Limited to facilitate the efficient management of funds within the DLC structure. In addition, an Equalisation Share is authorised but not issued and is governed by the terms of the DLC Merger Sharing Agreement.
During 2023, US$17 million of shares and ADRs (2022: US$16 million; 2021: US$18 million) were purchased by employee share ownership trusts on behalf of Rio Tinto plc to satisfy employee share awards on vesting. At 31 December 2023, 253,371 shares (2022: 232,621; 2021: 259,583) and
45,694 ADRs (2022: 49,777; 2021: 46,977) shares were held in the employee share ownership trusts on behalf of Rio Tinto plc.
Rio Tinto Limited

	2023 Number (million)	2022 Number (million)	2021 Number (million)	2023 US$m	2022 US$m	2021 US$m
Issued and fully paid up share capital
At 1 January	371.21	371.21	371.21	3,330	3,570	3,781
Adjustment on currency translation				47	(240)	(211)
At 31 December	371.21	371.21	371.21	3,377	3,330	3,570
– Special Voting Share(a)	1 only	1 only	1 only
– DLC Dividend Share(a)	1 only	1 only	1 only
Total share capital	371.21	371.21	371.21
(a)The Special Voting Share was issued to facilitate the joint voting by shareholders of Rio Tinto Limited and Rio Tinto plc on Joint Decisions following the DLC Merger. The DLC Dividend Share was issued to facilitate the efficient management of funds within the DLC structure. Directors have the ability to issue an Equalisation Share if that is required under the terms of the DLC Merger
Sharing Agreement.
During 2023, US$78 million of shares (2022: US$84 million; 2021: US$95 million) were purchased by employee share ownership trusts on behalf of
Rio Tinto Limited to satisfy employee share awards on vesting. At 31 December 2023, 794,282 shares (2022: 979,495; 2021: 995,173) were held in the employee share ownership trusts on behalf of Rio Tinto Limited.
Information relating to share-based incentive schemes is in note 27.
Financial statements continued
Notes to the 2023 financial statements

232	Annual Report on Form 20-F 2023 | riotinto.com
35 Other reserves and retained earnings

	2023 US$m	2022 US$m restated(a)	2021 US$m restated(a)
Capital redemption reserve(b)
At 1 January and 31 December	51	51	51
Cash flow hedge reserve
At 1 January	(51)	(11)	124
Cash flow hedge gains/(losses)	30	(167)	(211)
Cash flow hedge (gains)/losses transferred to the income statement	(39)	106	14
Tax on the above	1	21	62
At 31 December	(59)	(51)	(11)
Fair value through other comprehensive income reserve
At 1 January	2	2	(2)
(Losses)/gains on equity investments	(24)	—	4
At 31 December	(22)	2	2
Cost of hedging reserve
At 1 January	(17)	(21)	(3)
Cost of hedging deferred to reserves during the year	4	4	(18)
Transfer of cost of hedging to the income statement	1	–	–
At 31 December	(12)	(17)	(21)
Other reserves(c)
At 1 January	11,554	11,582	11,628
Own shares purchased from Rio Tinto Limited shareholders to satisfy share awards	(78)	(84)	(95)
Employee share options: value of services	62	56	55
Deferred tax on share options	4	—	(6)
At 31 December	11,542	11,554	11,582
Foreign currency translation reserve(d)
At 1 January	(3,784)	(1,627)	162
Parent and subsidiaries' currency translation and exchange adjustments	598	(2,235)	(1,777)
Equity accounted units currency translation adjustments	14	(27)	(12)
Currency translation reclassified on disposal(e)	—	105	—
At 31 December	(3,172)	(3,784)	(1,627)
Total other reserves per balance sheet	8,328	7,755	9,976

Retained earnings(f)
At 1 January as previously reported(g)	34,511	33,320	26,792
Adjustment for transition to new accounting pronouncements(h)	509	537	516
Revised 1 January	35,020	33,857	27,308
Parent and subsidiaries' profit for the year	9,385	11,817	20,073
Equity accounted units' profit after tax for the year	673	575	1,042
Re-measurement (losses)/gains on pension and post-retirement healthcare plans(i)	(459)	568	1,015
Tax relating to components of other comprehensive income	151	(118)	(297)
Total comprehensive income for the year	9,750	12,842	21,833
Dividends paid	(6,466)	(11,716)	(15,385)
Change in equity interest held by Rio Tinto(j)	(13)	701	76
Own shares purchased/treasury shares reissued for share awards and other movements	(17)	(16)	(18)
Equity issued to holders of non-controlling interests(j)	—	(711)	—
Employee share options and other IFRS 2 charges taken to the income statement	76	63	60
At 31 December	38,350	35,020	33,874
(a)Comparative information has been restated to reflect the adoption of narrow-scope amendments to IAS 12. Refer to page 166 for details.
(b)The capital redemption reserve was set up to comply with section 733 of the UK Companies Act 2006 (previously section 170 of the UK Companies Act 1985) when shares of a company are redeemed or purchased wholly out of the company’s profits. Balances reflect the amount by which the company’s issued share capital is diminished in accordance with this section.
(c)Other reserves includes US$11,936 million which represents the difference between the nominal value and issue price of the shares issued arising from Rio Tinto plc’s rights issue completed in
July 2009. No share premium was recorded in the Rio Tinto plc financial statements through the operation of the merger relief provisions of the UK Companies Act 1985.
Other reserves also include the cumulative amount recognised under IFRS 2 in respect of awards granted but not exercised to acquire shares in Rio Tinto Limited, less, where applicable, the cost of shares purchased to satisfy share awards exercised. The cumulative amount recognised under IFRS 2 in respect of awards granted but not exercised to acquire shares in Rio Tinto plc is recorded in retained earnings.
(d)Exchange differences arising on the translation of the Group’s net investment in foreign controlled companies are taken to the foreign currency translation reserve. The cumulative differences relating to an investment are transferred to the income statement when the investment is disposed of.
(e)The sale of our Roughrider undeveloped project in 2022 led to the recycling of currency translation reserve losses of US$105 million relating to the entity that owns the project.
(f)Retained earnings and movements in reserves of subsidiaries include those arising from the Group’s share of joint operations.
(g)In 2022, the opening balance includes a US$17 million adjustment for the prospective adoption of Amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, as reported in the prior year financial statements.
(h)The impact of adopting the narrow-scope amendments to IAS 12. Refer to page 166 for details.
(i)There were US$3 million re-measurement gains relating to equity accounted units in 2023 (2022: US$5 million gains, 2021: US$12 million gains).
(j)In 2022, the amount relates to forgiveness by Turquoise Hill Resources Ltd of the accrued interest and funding balances from Erdenes Oyu Tolgoi and the purchase of the non-controlling interest of Turquoise Hill Resources Ltd.
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	233
Other notes
36 Other provisions
Recognition and measurement
Other provisions are recognised when it is more likely than not that we will become obliged, legally or constructively, to future expenditure because of a past event. The provision reflects the best estimate of the expenditure needed to settle the obligation which existed at the balance sheet date.
Where there is sufficient objective evidence of reasonably expected future events (such as changes in technology and new legislation) we reflect this in the amounts recognised. Other provisions includes provision for legal claims, residual consideration payable to Turquoise Hill Resources shareholders that dissented to the 2022 transaction, onerous contracts and claims for past royalties.

	2023 US$m	2022 US$m
Opening balance at 1 January as previously reported	1,298	1,019
Adjustment on currency translation	14	(43)
Adjustments to mining properties/right-of-use assets:
– decrease to existing and new provisions	—	4
Charged/(credited) to profit:
– increases to existing and new provisions	214	365
– change in discount rate	(18)	—
– unused amounts reversed	(31)	(66)
– exchange gain on provisions	(1)	—
– amortisation of discount	22	2
Utilised in year	(104)	(176)
Transfers and other movements(a)	(23)	193
Closing balance at 31 December	1,371	1,298
Balance sheet analysis:
Current	637	554
Non-current	734	744
Total	1,371	1,298
(a)In 2022, Transfers and other movements included US$211 million for additional consideration to be paid to the dissenting shareholders of the Turquoise Hill Resources transaction. It represented the difference between the initial consideration of C$34.4 per share paid and C$43 per share paid to all other shareholders, with the final amount and timing to be determined by dissent proceedings. At 31 December 2023 those dissent proceedings remained ongoing and the provision is unchanged.
37 Contingencies and commitments
Recognition and measurement
Contingent liabilities, indemnities and other performance guarantees represent the potential outflow of funds from the Group for the satisfaction of obligations, including those under contractual arrangements (for example, undertakings related to supplier agreements) not provided for on the balance sheet, where the likelihood of the contingent liabilities, guarantees or indemnities being called is assessed as possible rather than probable or remote.

Other relevant judgements - contingencies
Disclosure is made for material contingent liabilities unless the possibility of any loss arising is considered remote based on our judgement and legal advice. These are quantified unless, in our judgement, the amount cannot be reliably estimated. The unit of account for claims is the matter taken as a whole and therefore when a provision has been recorded for the best estimate of the cost to settle the obligation there is no further contingent liability component. This means that when a provision is recognised for the best estimate of the expenditure required to settle the present obligation from a single past event, a further contingent liability is not reported for the maximum potential exposure in excess of that already provided.
We have not established provisions for certain additional legal claims in cases where we have assessed that a payment is either not probable or cannot be reliably estimated. A number of our companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time. As a result, the Group may become subject to substantial liabilities that could affect our business, financial position and reputation. Litigation is inherently unpredictable and large judgements may at times occur. The Group may in the future incur judgements or enter into settlements of claims that could lead to material cash outflows. We do not believe that any of these proceedings will have a materially adverse effect on our financial position.

Contingent liabilities (subsidiaries, joint operations, joint ventures and associates)

	2023 US$m	2022 US$m
Contingent liabilities, indemnities and other performance guarantees(a)	435	498
(a)There were no material contingent liabilities arising in relation to the Group’s joint ventures and associates.
Financial statements continued
Notes to the 2023 financial statements

234	Annual Report on Form 20-F 2023 | riotinto.com
Contingent liabilities - not quantifiable
The current status of contingent liabilities where it is not practicable to provide a reliable estimate of possible financial exposure is:
Litigation disputes

Litigation matter	Latest update
2011 Contractual payments in Guinea
On 6 March 2023, we resolved a previously self-disclosed investigation by the SEC into certain contractual payments totalling US$10.5 million made to a consultant who had provided advisory services in 2011, relating to the Simandou project in the Republic of Guinea. Without admitting to or denying the SEC’s findings, Rio Tinto paid a US$15 million civil penalty for violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. In August
2023, the UK Serious Fraud Office announced that it was not in the public interest to proceed with a prosecution and closed its case. It also announced that the Australian Federal Police maintains a live investigation into the matter. Rio Tinto continues to co-operate fully with relevant authorities in connection with open investigations. In August 2018, the court dismissed a related US class action commenced on behalf of securities holders.
No provision has been recognised for other related investigations.

At 31 December 2023, the outcome of this investigation remains uncertain, but it could ultimately expose the Group to material financial cost. We believe this case is unwarranted and will defend the allegation vigorously. A dedicated Board committee continues to monitor the progress of this matter, as appropriate.
In November 2023, we reached a court approved settlement with the SEC in relation to Rio Tinto’s disclosures and timing of the impairment of Rio
Tinto Coal Mozambique (RTCM), which was reflected in Rio Tinto’s 2012 year-end accounts. This was previously disclosed as a contingent liability -
not quantifiable at 31 December 2022. Without admitting to or denying the SEC’s allegations related to its books, records and reporting requirements, Rio Tinto paid a US$28 million penalty and agreed to retain an independent consultant to advise on its current policies, procedures, and controls related to impairment, disclosures and project risk. Rio Tinto settled claims brought by the Australian Securities and Investment
Commission in 2022 and the United Kingdom's Financial Conduct Authority in 2017 relating to the same RTCM impairment. The U.S. Court who approved the SEC settlement previously dismissed a related private putative securities class action in 2019. An appeals court affirmed the dismissal.
Former Chief Executive Tom Albanese has also reached a settlement with the SEC and will pay a US$50,000 penalty, without admitting to or denying the allegations related to books and records and internal controls.
With this settlement, all investigations of Rio Tinto regarding this matter have been finalised.
Other contingent liabilities
We continue to modernise agreements with Traditional Owner groups in response to the Juukan Gorge incident. We have created provisions, within
“Other provisions”, based on our best estimate of historical claims. However, the process is incomplete and it is possible that further claims could arise relating to past events.
Close-down and restoration provisions are not recognised for those operations that have no known restrictions on their lives as the date of closure cannot be reliably estimated. This applies primarily to our Canadian aluminium smelters, which are not dependent upon a specific orebody and have access to indefinite-lived power from owned hydropower stations with water rights permitted by local governments. In these instances, a closure obligation may exist at the reporting date. However, due to the indefinite nature of asset lives it is not possible to arrive at a sufficiently reliable estimate for the purposes of recognising a provision. Close-down and restoration provisions are recognised at these operations for separately identifiable closure activities which can be reasonably estimated, such as the demolition and removal of fixed structures after a pre-determined period. Any contingent liability for these assets will crystallise into a closure provision if and when a decision is taken to cease operations.
Contingent assets
The Group has, from time to time, various insurance claims outstanding with reinsurers. Recognition of any assets arising takes place once the insurance company has agreed to refund the claims and the amount is quantifiable. This is usually in the same period as payment is received.
Capital commitments
Our capital commitments includes:
–open purchase orders for managed operations and non-managed tolling entities;
–expenditure on major projects already authorised by our Investment Committee for non-managed operations.
On a legally enforceable basis, capital commitments would be approximately US$1.4 billion (2022: US$1.0 billion) as many of the contracts relating to the Group’s projects have various cancellation clauses.
The Group's share of joint venture capital commitments was US$227 million at 31 December 2023 (2022: US$15 million).

Impact of climate change on our business - decarbonisation capital commitments
Capital commitments do not include the estimated incremental capital expenditure relating to decarbonisation projects of US$5 billion to US$6 billion between 2022 and 2030 unless otherwise contractually committed (revised from US$7.5 billion in prior year). Included in capital commitments in 2023 are contractually committed decarbonisation capital commitments of US$123 million (US$8 million in 2022), inclusive of
Amrun power purchase agreement, which is a treated as a lease, which has not yet commenced (disclosed in note 21).

Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	235
37 Contingencies and commitments continued

	2023 US$m	2022 US$m
Capital commitments excluding the Group's share of joint venture capital commitments
Within 1 year	3,662	2,313
Between 1 and 3 years	597	866
Between 3 and 5 years	27	86
After 5 years	99	89
Total	4,385	3,354

Group's share of joint venture capital commitments
Within 1 year	128	15
Between 1 and 3 years	99	—
Total	227	15
Other commitments
The Group has also made other commitments to incur a minimum amount of expenditure on community development initiatives as part of its agreements with various stakeholders. As of 31 December 2023, a total of US$173 million (2022: US$nil) of such expenditure is estimated to be incurred over the next 25 years, out of which US$10 million is expected to be incurred within the next year.
Unrecognised commitments to contribute funding or resources to joint ventures
Along with the other joint venture partners, we have commitments to provide emergency funding (such as funding required to preserve the life or assets of the company or to comply with applicable laws) if required by Sohar Aluminium Company L.L.C., subject to approved thresholds.
At 31 December 2023, Minera Escondida Ltda held an undrawn shareholder line of credit for US$225 million (Rio Tinto share) (2022:
US$225 million). The current facility has been extended during the year and will now mature in September 2024.
Purchase obligations
Purchase obligations are enforceable and legally binding agreements to buy goods or services. They specify all significant terms, including fixed or minimum quantities to be purchased or consumed; fixed, minimum or variable price provisions; and the approximate timing of the transactions.
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
However, purchase obligations exclude contracted purchases of bauxite, alumina and aluminium from joint arrangements and associates and contracted purchases of alumina from third parties. This is because these purchases are made for commercial reasons and the Group is, overall, a net seller of these commodities.
The aggregate amount of future payment commitments under purchase obligations outstanding at 31 December is shown in the table below.

	2023 US$m	2022 US$m
Within 1 year	2,927	3,618
Between 1 and 2 years	1,663	2,091
Between 2 and 3 years	1,496	1,632
Between 3 and 4 years	1,147	1,309
Between 4 and 5 years	948	907
After 5 years	6,365	6,574
Total	14,546	16,131
Guarantees by parent companies
Rio Tinto plc and Rio Tinto Limited have, jointly and severally, fully and unconditionally guaranteed the following securities issued by the following
100% owned finance subsidiaries: US$6.2 billion (2022: US$4.4 billion) Rio Tinto Finance (USA) Limited and Rio Tinto Finance (USA) plc bonds with maturity dates up to 2053; and US$1.1 billion (2022: US$1.0 billion) on the European Debt Issuance Programme. In addition, Rio Tinto Finance plc and Rio Tinto Finance Limited have entered into undrawn facility arrangements for an aggregate amount of US$7.5 billion (2022: US$7.5 billion).
The facilities are guaranteed by Rio Tinto plc and Rio Tinto Limited.
Rio Tinto plc has provided a guarantee, known as the completion support undertaking (CSU), in favour of the Oyu Tolgoi LLC project finance lenders. During the year, a wholly owned subsidiary of Rio Tinto plc became a lender under the project finance facility ranking pari passu with the external lenders.
At 31 December 2023, a total of US$4.7 billion of project finance debt was outstanding under this facility of which US$3.9 billion is owed to external third party lenders (2022: US$3.9 billion). Rio Tinto plc, through its subsidiaries, owns 66% of Oyu Tolgoi LLC, with the remaining share owned by
Erdenes Oyu Tolgoi LLC (34%), which is controlled by the Government of Mongolia. The project finance has been raised for development of the underground mine and the CSU will terminate on the completion of the underground mine according to a set of completion tests set out in the project finance facility. The CSU contains a carve-out for certain political risk events.
Financial statements continued
Notes to the 2023 financial statements

236	Annual Report on Form 20-F 2023 | riotinto.com
38 Auditors’ remuneration
Group auditors’ remuneration(a)

	2023 US$m	2022 US$m	2021 US$m
Audit of the Group	19.1	17.3	13.7
Audit of subsidiaries	7.5	8.4	7.5
Total audit	26.6	25.7	21.2

Audit-related assurance service	1.1	1.0	1.0
Other assurance services(b)	3.0	2.3	2.7
Total assurance services	4.1	3.3	3.7
Tax compliance	—	—	—
Other non-audit services not covered above	0.1	0.3	0.2
Total non-audit services	4.2	3.6	3.9

Total Group auditors’ remuneration	30.8	29.3	25.1

Audit fees payable to other accounting firms
Audit of the financial statements of the Group’s subsidiaries	0.3	0.2	0.3
Fees in respect of pension scheme audits	0.1	0.1	0.1
Total audit fees payable to other accounting firms	0.4	0.3	0.4
(a)The remuneration payable to KPMG, the Group auditors, is approved by the Audit and Risk Committee. The Committee sets the policy for the award of non-audit work to the auditors and approves the nature and extent of such work, and the amount of the related fees, to ensure that independence is maintained. The fees disclosed above consolidate all payments, including overruns, made to member firms of KPMG by the companies and their subsidiaries, along with fees in respect of joint operations paid for by the Group. Non-audit services arise largely from assurance and regulation related work.
(b)Other assurance services relates to the review of non-statutory financial information including sustainability reporting.
Under SEC regulations, the remuneration to KPMG firms and associates of US$30.8 million  (2022: US$29.3 million; 2021: US$25.1 million) is required to be analysed as follows: audit fees US$27.7 million (2022: US$27.0 million; 2021: US$22.6 million), audit-related fees US$3.0 million
(2022: US$2.0 million; 2021: US$2.3 million), Tax fees US$nil (2022: US$nil; 2021: US$nil) and all other fees US$0.1 million (2022: US$0.3 million;
2021: US$0.2 million)
39 Events after the balance sheet date
On 1 February 2024 the Federal Court of Australia dismissed the proceeding filed by Rusal entities in 2022 over access to alumina supply from the
QAL refinery, following the imposition of the Australian sanctions against Russia, and QAL’s actions to invoke step-in rights. The Court upheld that the Australian sanctions restrict Rio Tinto from supplying bauxite to Rusal entities and restrict QAL from processing bauxite for Rusal entities and supplying it with alumina. The Rusal entities can file an appeal of the decision by 29 February 2024.
On 15 January 2024 we announced that Dampier Salt had entered into a sales agreement for the Lake MacLeod salt and gypsum operation in
Carnavon, Western Australia, with privately-owned salt company Leichhardt Industrials Group for A$375 million (US$251 million).
40 New standards issued but not yet effective
We have not early adopted any new accounting standards or amendments that have been issued but are not yet effective. The assessment is ongoing in relation to the amendments listed below, but no material impact has been identified to date:
–Classification of liabilities as current or non-current and non-current liabilities with covenants (Amendments to IAS 1 “Presentation of Financial
Statements”, mandatory in 2024);
–Lease liability in a sale and leaseback (Amendments to IFRS 16 “Leases”, mandatory in 2024);
–Supplier finance arrangements (Amendments to IAS 7 “Cash Flow Statement” and IFRS 7 “Financial Instruments: Disclosures”, mandatory in
2024); and
–Lack of exchangeability (Amendments to IAS 21 “The Effects Of Changes In Foreign Exchange Rates”, mandatory in 2025).
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	237
Pages 238 to 266 have been intentionally omitted.
To the Stockholders and Board of Directors of Rio Tinto plc and Rio Tinto Limited:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying Group Balance Sheet of Rio Tinto Group (‘the Group’), comprising of Rio Tinto plc and Rio Tinto Limited, together with their subsidiaries, as of December 31, 2023 and 2022, the related Group Income
Statement, Group Statement of Comprehensive Income, Group Cash Flow Statement, and Group Statement of
Changes in Equity f or each of the years in the three-year period ended December 31, 2023, and the related notes
(collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial
Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring
Organizations of the Treadway Commission.
Basis for Opinions
The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits. We are public accounting firms registered with the Public Company Accounting
Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and
Exchange Commission and the PCAOB.
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
audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Report of Independent Registered Public Accounting Firms

Annual Report on Form 20-F 2023 | riotinto.com	267
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
Evaluation of Iron Ore (‘Pilbara’) provision for close-down and restoration
As discussed in Note 14 to the consolidated financial statements, the Group has a provision for close-down, restoration and environmental activities (‘closure provisions’) of US$17,150m as of December 31, 2023, a portion of which related to Iron Ore (‘Pilbara’).
We identified the evaluation of provisions for close-down and restoration related to Pilbara as a critical audit matter.
Significant judgement was required to evaluate the Group’s assumptions related to the probability, nature and timing of possible closure and rehabilitation activities, and future close-down and restoration costs including costs associated with post-closure monitoring (‘closure costs’).
The following are the primary procedures we performed to address this critical audit matter.
•We evaluated the design and tested the operating effectiveness of certain internal controls over the Group’s process to estimate provisions for close-down and restoration including the Group’s selection of key assumptions to be used.
•We evaluated the scope and competency of the Group’s experts, both internal and external to the Group, who produce the closure cost estimates, by examining the work they were involved to perform.
•We compared a selection of previous forecast cost assumptions to actual costs to assess the Group’s ability to accurately forecast closure costs.
•We evaluated the completeness of the provisions against the Group’s analysis of where disturbance requires rehabilitation and our understanding of the Pilbara sites, including the probability, nature and timing of possible closure and rehabilitation activities.
•In addition, we involved mine closure professionals with specialised skills and knowledge who assisted in:
■inspecting the most recent closure studies and other technical material prepared by the Group relating to changes in the closure provision to assess the nature and scope of work planned to be undertaken, including challenging assumptions relating to the nature and cost of future rehabilitation activities; and
■evaluating the methodology applied by the Group’s experts and assessing certain assumptions regarding the forecast costs of closure activities based on their experience and familiarity with applicable legislative requirements and industry practice and the Group’s closure commitments.
Report of Independent Registered Public Accounting Firms continued

268	Annual Report on Form 20-F 2023 | riotinto.com
Evaluation of indicators of impairment or impairment reversals of property, plant and equipment for the Oyu Tolgoi copper-gold mine cash generating unit (Oyu Tolgoi CGU)
As discussed, in Note 13 to the consolidated financial statements, as at December 31, 2023, the Group has
US$66,468m of property, plant and equipment, a portion of which relates to the Oyu Tolgoi copper-gold mine
(Oyu Tolgoi CGU). As discussed in Note 4, external and internal factors are monitored for indicators of impairment or impairment reversal and judgment is required to determine whether the impacts of these factors are significant.
We identified the evaluation of indicators of impairment or impairment reversal of property, plant and equipment related to the Oyu Tolgoi CGU as a critical audit matter. Significant auditor judgement was required to assess whether certain internal and external factors impacting the Oyu Tolgoi CGU, including volatility on forecast long-term commodity prices, in addition to the ramp up of underground mine production as a key development and operational milestone for the Oyu Tolgoi CGU, result in indicators of impairment or impairment reversal.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the identification of indicators of impairment or impairment reversal of property, plant and equipment for the Oyu Tolgoi CGU.
We assessed the impact of the underground progress in the period by comparing the Group’s assessment of timing, production ramp up and capital costs with the equivalent assumptions in the 2022 indicators of impairment or impairment reversal assessment. We also inquired of operational management to corroborate certain changes in assumptions.
We also involved valuation professionals with specialised skills and knowledge who assisted in assessing the forecast long-term commodity prices used in the Group’s assessments, by comparing them to, and considering changes in, market observable price forecasts.
We have served as the Company’s auditors since 2020.

/s/ KPMG LLP	/s/ KPMG Perth,
London, United Kingdom	Australia

London, United Kingdom February 23, 2024	Perth, Australia February 23, 2024

In respect of the Board of directors and shareholders for Rio Tinto plc	In respect of the Board of directors and shareholders for Rio Tinto Limited
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	269
Pages 270 to 285 have been intentionally omitted.

		Segmental revenue(c) for the year ended 31 December			Underlying EBITDA(c) for the year ended 31 December			Depreciation and amortisation for the year ended 31 December			Underlying earnings(c) for the year ended 31 December
	Rio Tinto interest %	2023 US$m	2022 US$m Adjusted(a)	2021 US$m Adjusted(a)	2023 US$m	2022 US$m Adjusted(a)	2021 US$m Adjusted(a)	2023 US$m	2022 US$m Adjusted(a)	2021 US$m Adjusted(a)	2023 US$m	2022 US$m Restated(a)(b)	2021 US$m Restated(a)(b)
Iron Ore
Pilbara	(d)	30,867	29,313	39,111	19,828	18,474	27,837	2,128	2,011	2,003	11,945	11,106	17,568
Dampier Salt	68.4	422	352	298	120	56	39	21	19	20	49	19	10
Evaluation projects/other	(e)	2,701	2,711	2,147	57	33	(81)	—	—	—	(89)	53	(79)
Intra-segment	(e)	(1,741)	(1,470)	(1,974)	(31)	49	(203)	—	—	—	(23)	35	(152)
Total Iron Ore Segment		32,249	30,906	39,582	19,974	18,612	27,592	2,149	2,030	2,023	11,882	11,213	17,347

Aluminium
Bauxite		2,390	2,396	2,203	662	618	619	373	361	328	141	101	187
Alumina		2,882	3,215	2,743	136	289	569	170	200	165	(56)	18	307
North American Aluminium (m)		6,581	7,561	6,706	1,480	2,426	2,592	710	704	694	566	1,266	1,454
Pacific Aluminium		2,613	3,102	2,947	169	497	693	165	135	103	18	261	396
Intra-segment and other		(2,953)	(3,138)	(2,718)	(11)	12	14	—	—	(1)	(15)	(8)	192
Integrated operations		11,513	13,136	11,881	2,436	3,842	4,487	1,418	1,400	1,289	654	1,638	2,536
Other product group items		772	973	814	9	25	26	—	—	—	5	15	17
Product group operations		12,285	14,109	12,695	2,445	3,867	4,513	1,418	1,400	1,289	659	1,653	2,553
Evaluation projects/other		—	—	—	(163)	(195)	(131)	—	—	—	(121)	(149)	(101)
Total Aluminium Segment		12,285	14,109	12,695	2,282	3,672	4,382	1,418	1,400	1,289	538	1,504	2,452

Copper
Kennecott	100.0	1,430	1,923	2,528	178	857	1,142	500	624	538	(328)	12	531
Escondida	30.0	2,756	2,628	2,935	1,619	1,641	2,013	355	330	348	684	798	1,003
Oyu Tolgoi	(f)	1,625	1,424	1,971	639	449	1,213	476	194	213	161	130	326
Product group operations		5,811	5,975	7,434	2,436	2,947	4,368	1,331	1,148	1,099	517	940	1,860
Evaluation projects/other(a)		867	724	393	(532)	(382)	(341)	5	5	4	(384)	(253)	(219)
Total Copper Segment		6,678	6,699	7,827	1,904	2,565	4,027	1,336	1,153	1,103	133	687	1,641

Minerals
Iron Ore Company of Canada	58.7	2,500	2,818	3,526	942	1,381	2,026	214	207	197	293	475	734
Rio Tinto Iron & Titanium	(g)	2,172	2,366	1,791	582	799	470	222	224	213	221	374	176
Rio Tinto Borates	100.0	802	742	592	212	155	89	58	54	51	125	80	32
Diamonds	(h)	444	816	501	44	330	180	35	45	12	26	151	99
Product group operations		5,918	6,742	6,410	1,780	2,665	2,765	529	530	473	665	1,080	1,041
Evaluation projects/other		16	12	71	(366)	(246)	(162)	1	1	1	(353)	(226)	(153)
Total Minerals Segment		5,934	6,754	6,481	1,414	2,419	2,603	530	531	474	312	854	888
Reportable segments total		57,146	58,468	66,585	25,574	27,268	38,604	5,433	5,114	4,889	12,865	14,258	22,328

Simandou iron ore project	(i)	—	—	—	(539)	(189)	(58)	—	—	—	(160)	(145)	(43)
Other operations	(j)	142	192	251	(39)	(16)	(28)	290	272	199	(250)	(347)	(88)
Inter-segment transactions		(231)	(256)	(268)	8	24	42				4	26	19
Central pension costs, share-based payments, insurance and derivatives					168	377	110				48	374	133
Restructuring, project and one-off costs					(190)	(173)	(80)				(112)	(85)	(53)
Central costs					(990)	(766)	(613)	95	94	106	(898)	(651)	(585)
Central exploration and evaluation					(100)	(253)	(257)				(60)	(209)	(215)
Net interest											318	138	(95)
Underlying EBITDA/earnings					23,892	26,272	37,720				11,755	13,359	21,401
Items excluded from underlying EBITDA/earnings					(1,257)	269	(811)				(1,697)	(967)	(286)
Reconciliation to Group income statement
Share of equity accounted unit sales and intra- subsidiary/equity accounted unit sales		(3,016)	(2,850)	(3,073)
Impairment charges					(936)	(52)	(269)
Depreciation and amortisation in subsidiaries excluding capitalised depreciation					(4,976)	(4,871)	(4,525)
Depreciation and amortisation in equity accounted units					(484)	(470)	(497)	(484)	(470)	(497)
Taxation and finance items in equity accounted units					(741)	(640)	(759)
Finance items					(1,713)	(1,846)	(26)
Consolidated sales revenue/profit before taxation/depreciation and amortisation/net earnings		54,041	55,554	63,495	13,785	18,662	30,833	5,334	5,010	4,697	10,058	12,392	21,115
Rio Tinto Financial Information by Business Unit
Rio Tinto Financial Information by Business
Unit

286	Annual Report on Form 20-F 2023 | riotinto.com

		Capital expenditure(c)(k) for the year ended 31 December			Operating assets(l) as at 31 December			Employees for the year ended 31 December
	Rio Tinto interest %	2023 US$m	2022 US$m Adjusted(a)	2021 US$m Adjusted(a)	2023 US$m	2022 US$m Restated(a)(b)	2021 US$m Restated(a)(b)	2023	2022 Adjusted(a)	2021 Adjusted(a)
Iron Ore
Pilbara	(d)	2,563	2,906	3,928	17,959	17,785	17,113	15,181	14,319	12,810
Dampier Salt	68.4	25	34	19	146	153	159	430	436	388
Evaluation projects/other	(e)	—	—	—	780	835	1,283	22	20	16
Intra-segment	(e)	—	—	—	(243)	(220)	(255)	—	—	—
Total Iron Ore Segment		2,588	2,940	3,947	18,642	18,553	18,300	15,633	14,775	13,214

Aluminium
Bauxite		159	161	155	2,649	2,458	2,591	3,008	2,966	2,972
Alumina		325	356	362	1,315	2,400	2,287	2,600	2,626	2,463
North American Aluminium (m)		748	752	690	10,582	9,343	9,734	6,886	6,693	6,280
Pacific Aluminium		99	108	93	340	159	218	2,563	2,480	2,450
Intra-segment and other		—	—	—	997	629	839	256	234	185
Total Aluminium Segment		1,331	1,377	1,300	15,883	14,989	15,669	15,313	14,999	14,350

Copper
Kennecott	100.0	735	563	411	2,606	2,027	2,513	2,411	2,176	2,051
Escondida	30.0	—	—	—	2,844	2,792	2,515	1,203	1,205	1,166
Oyu Tolgoi	(f)	1,230	1,056	911	15,334	13,479	9,000	4,515	4,060	3,508
Product group operations		1,965	1,619	1,322	20,784	18,298	14,028	8,129	7,441	6,725
Evaluation projects/other (a)		11	3	6	262	165	210	333	245	228
Total Copper Segment		1,976	1,622	1,328	21,046	18,463	14,238	8,462	7,686	6,953

Minerals
Iron Ore Company of Canada	58.7	364	366	377	1,347	1,147	1,077	3,206	3,075	2,877
Rio Tinto Iron & Titanium	(g)	240	217	184	3,386	3,351	3,367	4,415	4,273	4,129
Rio Tinto Borates	100.0	49	34	43	502	496	491	1,013	1,009	978
Diamonds	(h)	66	48	25	29	(84)	4	871	853	646
Product group operations		719	665	629	5,264	4,910	4,939	9,505	9,210	8,630
Evaluation projects/other		27	14	15	873	874	43	328	224	136
Total Minerals Segment		746	679	644	6,137	5,784	4,982	9,833	9,434	8,766
Reportable segments total		6,641	6,618	7,219	61,708	57,789	53,189	49,241	46,894	43,283

Simandou iron ore project	(i)	266	—	—	738	(22)	13	571	343	101
Other operations	(j)	57	53	(13)	(2,634)	(1,850)	(1,489)	665	630	297
Inter-segment transactions					20	12	(12)
Other items		113	79	117	(1,015)	(1,107)	(1,330)	6,697	5,859	5,664
Total		7,077	6,750	7,323	58,817	54,822	50,371	57,174	53,726	49,345
Add back: Proceeds from disposal of property, plant and equipment		9	—	61
Total purchases of property, plant & equipment and intangibles as per cash flow statement		7,086	6,750	7,384
Add: Net (debt)/cash					(4,231)	(4,188)	1,576
Equity attributable to owners of Rio Tinto					54,586	50,634	51,947
Total employees								57,174	53,726	49,345
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	287
Business units are classified according to the Group’s management structure. Our management structure is based on product groups together with global support functions whose leaders make up the
Executive Committee. The Executive Committee members each report directly to our Chief Executive who is the chief operating decision maker and is responsible for allocating resources and assessing performance of the operating segments. Finance costs and net debt are managed on a Group-wide basis and are therefore excluded from the segmental results.
The disclosures in this note include certain non-IFRS financial measures
(non-IFRS measures). For more information on the non-IFRS measures used by the Group, including definitions and calculations, refer to section entitled alternative performance measures (pages 289 to 294).
(a)The financial information by business unit has been adjusted to reflect a change in management responsibility for the Simandou iron ore project from Copper to the Chief Technical Officer. As a result, we have moved Simandou outside of reportable segments and
accordingly adjusted prior period comparatives.
(b)Underlying earnings for the year ended 31 December 2022 and
2021 and operating assets as at 31 December 2022 and 2021 have been restated for the impact of narrow-scope amendments to IAS
12 Refer to page 166 for details.
(c)Segmental revenue, Underlying EBITDA and Capital expenditure are defined and calculated in note 1 from pages 173 to 175.
Underlying Earnings is defined and calculated within the Alternative performance measures section on pages 290 and 291.
(d)Pilbara represents the Group’s 100% holding in Hamersley, 50%
holding in Hope Downs Joint Venture, 54% holding in Western
Range Joint Venture and 65% holding in Robe River Iron
Associates. The Group’s net beneficial interest in Robe River Iron
Associates is 53%, as 30% is held through a 60% owned subsidiary and 35% is held through a 100% owned subsidiary.
(e)Segmental revenue, Underlying EBITDA, Underlying earnings and
Operating assets within Evaluation projects/other include activities relating to the shipment and blending of Pilbara and Iron Ore
Company of Canada (IOC) iron ore inventories held portside in
China and sold to domestic customers. Transactions between
Pilbara and our portside trading business are eliminated through the
Iron Ore “intra-segment” line and transactions between IOC and the portside trading business are eliminated through “inter-segment transactions”.
(f)Until 16 December 2022, our interest in Oyu Tolgoi was held indirectly through our 50.8% investment in Turquoise Hill Resources
Ltd (TRQ), where TRQ’s principal asset was its 66% investment in
Oyu Tolgoi LLC, which owned the Oyu Tolgoi copper-gold mine.
Following the purchase of TRQ we now directly hold a 66%
investment in Oyu Tolgoi LLC.
(g)Includes our interests in Rio Tinto Iron and Titanium Quebec
Operations (100%), QIT Madagascar Minerals (QMM, 80%) and
Richards Bay Minerals (attributable interest of 74%).
(h)Includes our interests in Argyle (100%) residual operations which relate to the sale of remaining inventory and Diavik. Until 18
November 2021 we recognised our 60% share of assets, revenue and expenses relating to the Diavik joint venture. Liabilities were recognised according to Diavik Diamond Mine Inc’s contractual obligations at 100%, with a corresponding 40% receivable or
contingent asset representing the co-owner’s share where
applicable. Post acquisition, we now consolidate (100%) of the
Diavik.
(i)Rio Tinto Simfer UK Limited (which is wholly owned by the Group)
holds a 53% interest in Simfer Jersey Limited (Simfer Jersey), a company incorporated in Jersey. Simfer Jersey, in turn, has an 85%
interest in Simfer S.A., the company that operates the Simandou mining project in Guinea. As at 31 December 2023, Simfer Jersey also owns 100% of Simfer InfraCo Guinée S.A., a company
incorporated in Guinea, which will deliver Simfer’s scope of the co-
developed rail and port infrastructure. The Group therefore has a
45.05% indirect interest in Simfer S.A. and a 53% indirect interest in
Simfer InfraCo Guinée S.A. These entities are consolidated as subsidiaries and together referred to as the Simandou iron ore project.
(j)Other operations includes our 86% interest in Energy Resources of
Australia, sites being rehabilitated under the management of Rio
Tinto Closure, Rio Tinto Marine, and the remaining legacy liabilities of Rio Tinto Coal Australia. These include provisions for onerous contracts, in relation to rail infrastructure capacity, partly offset by financial assets and receivables relating to contingent royalties and disposal proceeds. From 16 June 2022, Commercial Treasury and related central costs are reported as part of ‘Other operations’
instead of ‘Other items’ in previous periods.
(k)Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment, capitalised evaluation costs and purchases less sales of other intangible assets as derived from the
Group cash flow statement. The details provided include 100% of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of joint operations but exclude equity accounted units.
(l)Operating assets of the Group represents equity attributable to Rio
Tinto adjusted for net (debt)/cash. Operating assets of subsidiaries, joint operations and the Group’s share relating to equity accounted units are made up of net assets adjusted for net (debt)/cash and post-retirement assets and liabilities, net of tax. Operating assets are stated after the deduction of non-controlling interests; these are calculated by reference to the net assets of the relevant companies
(i.e. inclusive of such companies’ debt and amounts due to or from
Rio Tinto Group companies).
(m)North American Aluminium comprises our reporting unit formerly known as Primary Metal and from 1 December 2023 our 50%
interest in Matalco which focuses on recycling of aluminium. The operations are principally located in Canada and USA, however this reporting unit also includes our interests in ISAL (Iceland) and Sohar
(Oman).
Rio Tinto Financial Information by Business Unit continued
Notes to Financial Information by Business
Unit

288	Annual Report on Form 20-F 2023 | riotinto.com
The Group presents certain non-IFRS financial measures (non-IFRS measures) which are reconciled to directly comparable IFRS financial measures below. These non-IFRS measures hereinafter referred to as alternative performance measures (APMs) are used by management to assess the performance of the business and provide additional information, which investors may find useful. APMs are presented in order to give further insight into the underlying business performance of the Group's operations.
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
Reconciliation of APMs to the nearest comparable IFRS financial measures for the year 2020 and 2019 can be found in the section APM of our 2020
Annual Report. Reconciliation of underlying return on capital employed and Net (debt)/cash for the year 2021 can be found in our 2021 Annual
Report.
APMs derived from the income statement
The following income statement measures are used by the Group to provide greater understanding of the underlying business performance of its operations and to enhance comparability of reporting periods. They indicate the underlying commercial and operating performance of our assets including revenue generation, productivity and cost management.
Segmental revenue
Segmental revenue includes consolidated sales revenue plus the equivalent sales revenue of equity accounted units in proportion to our equity interest (after adjusting for sales to/from subsidiaries). The reconciliation can be found in “Our financial performance” on page 173.
Underlying EBITDA
Underlying EBITDA represents profit before taxation, net finance items, depreciation and amortisation adjusted to exclude the EBITDA impact of items that do not reflect the underlying performance of our reportable segments. The reconciliation of profit after tax to underlying EBITDA can be found in “Our financial performance” on page 175.
Underlying EBITDA margin
Underlying EBITDA margin is defined as Group underlying EBITDA divided by the aggregate of consolidated sales revenue and our share of equity account unit sales after eliminations.

	2023 US$m	2022 US$m	2021 US$m
Underlying EBITDA	23,892	26,272	37,720
Consolidated sales revenue	54,041	55,554	63,495
Share of equity accounted unit sales and inter-subsidiary/equity accounted unit sales eliminations	3,016	2,850	3,073
	57,057	58,404	66,568
Underlying EBITDA margin	42%	45%	57%
Pilbara underlying FOB EBITDA margin
The Pilbara underlying free on board (FOB) EBITDA margin is defined as Pilbara underlying EBITDA divided by Pilbara segmental revenue, excluding freight revenue.

	2023 US$m	2022 US$m	2021 US$m
Pilbara
Underlying EBITDA	19,828	18,474	27,837
Pilbara segmental revenue	30,867	29,313	39,111
Less: Freight revenue	(2,098)	(2,206)	(2,707)
Pilbara segmental revenue, excluding freight revenue	28,769	27,107	36,404
Pilbara underlying FOB EBITDA margin	69%	68%	76%
Financial statements
Alternative Performance Measures

Annual Report on Form 20-F 2023 | riotinto.com	289
Underlying EBITDA margin from Aluminium integrated operations
Underlying EBITDA margin from integrated operations is defined as underlying EBITDA divided by segmental revenue.

	2023 US$m	2022 US$m	2021 US$m
Aluminium
Underlying EBITDA - integrated operations	2,436	3,842	4,487
Segmental revenue - integrated operations	11,513	13,136	11,881
Underlying EBITDA margin from integrated operations	21%	29%	38%
Underlying EBITDA margin (product group operations)
Underlying EBITDA margin (product group operations) is defined as underlying EBITDA divided by segmental revenue.

	2023 US$m	2022 US$m	2021 US$m
Copper
Underlying EBITDA - product group operations	2,436	2,947	4,368
Segmental revenue - product group operations	5,811	5,975	7,434
Underlying EBITDA margin - product group operations	42%	49%	59%

	2023 US$m	2022 US$m	2021 US$m
Minerals
Underlying EBITDA - product group operations	1,780	2,665	2,765
Segmental revenue - product group operations	5,918	6,742	6,410
Underlying EBITDA margin - product group operations	30%	40%	43%
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
The following items are excluded from net earnings in arriving at underlying earnings in each year irrespective of materiality:
–net gains/(losses) on disposal of interests in subsidiaries;
–impairment charges and reversals;
–profit/(loss) after tax from discontinued operations;
–exchange and derivative gains and losses. This exclusion includes exchange gains/(losses) on external net debt and intragroup balances, unrealised gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting, unrealised gains/(losses) on certain commodity derivatives not qualifying for hedge accounting, and unrealised gains/(losses) on embedded derivatives not qualifying for hedge accounting; and
–adjustments to closure provisions where the adjustment is associated with an impairment charge, or for legacy sites where the disturbance or environmental contamination relates to the pre-acquisition period.
In addition, there is a final judgemental category which includes, where applicable, other credits and charges that, individually or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.
Exclusions from underlying earnings relating to equity accounted units are stated after tax and included in the column “Pre-tax”.
Alternative Performance Measures continued
Alternative Performance Measures

290	Annual Report on Form 20-F 2023 | riotinto.com

	Pre-tax 2023 US$m	Taxation 2023 US$m	Non- controlling interests 2023 US$m	Net amount 2023 US$m	Net amount 2022 US$m Restated(a)	Net amount 2021 US$m Restated(a)
Net earnings	13,785	(3,832)	105	10,058	12,392	21,115
Items excluded from underlying earnings
Impairment charges net of reversals (note 4)	936	(499)	215	652	52	197
Foreign exchange and derivative (losses)/gains:
– Exchange losses/(gains) on external net debt, intragroup balances and derivatives(b)	253	(12)	2	243	(216)	(726)
– Losses on currency and interest rate derivatives not qualifying for hedge accounting(c)	58	30	(1)	87	373	127
– (Gains)/losses on embedded commodity derivatives not qualifying for hedge accounting(d)	(21)	6	(8)	(23)	(20)	53
Change in closure estimates (non-operating and fully impaired sites)(e)	1,272	(51)	(119)	1,102	178	971
Deferred tax arising on internal sale of assets in Canadian operations(f)	—	(364)	—	(364)	—	—
Gains recognised by Kitimat relating to LNG Canada’s project(g)	—	—	—	—	(106)	(336)
Loss on disposal of interest in subsidiary (note 4)	—	—	—	—	105	—
Gain on sale of the Cortez royalty(h)	—	—	—	—	(331)	—
Write-off of Federal deferred tax assets in the United States(i)	—	—	—	—	932	—
Total excluded from underlying earnings	2,498	(890)	89	1,697	967	286
Underlying earnings	16,283	(4,722)	194	11,755	13,359	21,401
(a)Comparative information has been restated to reflect the adoption of narrow-scope amendments to IAS 12. Refer to page 166 for details.
(b)Exchange losses on external net debt and intragroup balances includes post-tax foreign exchange losses on net debt of US$316 million offset by post-tax gains of US$73 million on intragroup balances, primarily as a result of the Australian dollar strengthening against the US dollar. In 2022, exchange gains on external net debt and intragroup balances included post-tax foreign exchange losses on net debt of US$262 million offset by post-tax gains of US$478 million on intragroup balances, primarily as a result of the Australian dollar weakening against the US dollar during the year. In 2021, exchange gains on external net debt and intragroup balances included post-tax foreign exchange gains on intragroup balances of US$913 million partially offset by post-
tax losses of US$187 million on external net debt, primarily as a result of the weakening Australian dollar against the US dollar.
(c)Valuation changes on currency and interest rate derivatives, which are ineligible for hedge accounting, other than those embedded in commercial contracts, and the currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.
(d)Valuation changes on derivatives, embedded in commercial contracts that are ineligible for hedge accounting but for which there will be an offsetting change in future Group earnings. Mark-to-
market movements on commodity derivatives entered into with the commercial objective of achieving spot pricing for the underlying transaction at the date of settlement are included in underlying earnings.
(e)In 2023, the charge includes US$0.9 billion related to the closure provision update announced by Energy Resources of Australia on 12 December 2023 together with the update included in their half year results for the period ended 30 June 2023, published in August. This update was considered material and therefore it was aggregated with other closure study updates which were similar in nature and have been excluded from underlying earnings. The other closure study updates were at legacy sites managed by our central closure team as well as an update at Yarwun alumina refinery which was expensed due to the impairment earlier in the year. In 2022, the charge related to re-estimates of underlying closure cash flows for legacy sites where the environmental damage preceded ownership by Rio Tinto. In 2021, the closure provision increase excluded from underlying earnings was attributable to study updates at Energy Resources of
Australia, Diavik, Gove refinery, and a number of the Group's legacy sites where the environmental damage preceded ownership by Rio Tinto.
(f)During the year the Canadian aluminium business completed an internal sale of assets which resulted in the utilisation of previously unrecognised capital losses and an uplift in the tax depreciable value of assets on which a deferred tax asset of US$364 million is recognised.
(g)During 2022, LNG Canada elected to terminate their option to purchase additional land and facilities for expansion of their operations at Kitimat, Canada. The resulting gain was excluded from underlying earnings consistent with prior years as it was part of a series of transactions that together were material. On 3 December 2021, we gained control over a new wharf at Kitimat, Canada that was built and paid for by LNG Canada. The gain on recognition was excluded from underlying earnings on the grounds of individual magnitude and consistency with the associated impairment charge. Refer to note 4 for details.
(h)On 2 August 2022, we completed the sale of a gross production royalty which was retained following the disposal of the Cortez Complex in 2008. The gain recognised on sale of the royalty was excluded from underlying earnings on the grounds of individual magnitude.
(i)In 2022, we wrote down our deferred tax assets in the United States following the introduction of the Corporate Alternative Minimum Tax regime. Refer to note 10 for details. The amount has been restated from US$820 million as previously reported to US$932 million to reflect the adoption of narrow-scope amendments to IAS 12 as referred to in footnote (a).
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	291
Basic underlying earnings per share
Basic underlying earnings per share is calculated as underlying earnings divided by the weighted average number of shares outstanding during the year.

	2023 (cents)	2022 (cents) Restated(a)	2021 (cents) Restated(a)
Basic earnings per ordinary share	620.3	765.0	1,304.7
Items excluded from underlying earnings per share(b)	104.7	59.7	17.7
Basic underlying earnings per ordinary share	725.0	824.7	1,322.4
(a)Comparative information has been restated to reflect the adoption of narrow-scope amendments to IAS 12. Refer to page 166 for details.
(b)Calculation of items excluded from underlying earnings per share:

	2023	2022 Restated(a)	2021 Restated(a)
Items excluded from underlying earnings (US$m) (refer to pages 290 and 291)	1,697.0	967.0	286.0
Weighted average number of shares (millions)	1,621.4	1,619.8	1,618.4
Items excluded from underlying earnings per share (cents)	104.7	59.7	17.7
(a)Comparative information has been restated to reflect the adoption of narrow-scope amendments to IAS 12. Refer to page 166 for details.
We have provided basic underlying earnings per share as this allows the comparability of financial performance adjusted to exclude items that do not reflect the underlying performance of the Group's operations.
Interest cover
Interest cover is a financial metric used to monitor our ability to service debt. It represents the number of times finance income and finance costs
(including amounts capitalised) are covered by profit before taxation, before finance income, finance costs, share of profit after tax of equity accounted units and items excluded from underlying earnings, plus dividends from equity accounted units.

	2023 US$m	2022 US$m
Profit before taxation	13,785	18,662
Add back
Finance income	(536)	(179)
Finance costs	967	335
Share of profit after tax of equity accounted units	(675)	(777)
Items excluded from underlying earnings	2,498	(49)
Add: Dividends from equity accounted units	610	879
Calculated earnings	16,649	18,871

Finance income	536	179
Finance costs	(967)	(335)
Add: Amounts capitalised	(279)	(416)
Total net finance costs before capitalisation	(710)	(572)

Interest cover	23	33
Payout ratio
The payout ratio is used by us to guide the dividend policy we implemented in 2016, under which we have sought to return 40-60% of underlying earnings, on average through the cycle, to shareholders as dividends. It is calculated as total equity dividends per share to owners of Rio Tinto declared in respect of the financial year divided by underlying earnings per share (as defined above). Dividends declared usually include an interim dividend paid in the year, and a final dividend paid after the end of the year. Any special dividends declared in respect of the financial year are also included.

	2023 (cents)	2022 (cents) Restated(a)
Interim dividend declared per share	177.0	267.0
Final dividend declared per share	258.0	225.0
Total dividend declared per share for the year	435.0	492.0

Underlying earnings per share	725.0	824.7

Payout ratio	60%	60%
(a)Comparative information has been restated to reflect the adoption of narrow-scope amendments to IAS 12. Refer to page 166 for details.
Alternative Performance Measures continued
Alternative Performance Measures

292	Annual Report on Form 20-F 2023 | riotinto.com
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
Rio Tinto share of capital investment
Rio Tinto’s share of capital investment represents our economic investment in capital projects. This measure was introduced in 2022 to better represent the Group’s share of funding for capital projects which are jointly funded with other shareholders and which may differ from the consolidated basis included in the Capital expenditure APM. This better reflects our approach to capital allocation.
The measure is based upon the Capital expenditure APM, adjusted to deduct equity or shareholder loan financing provided to partially owned subsidiaries by non-controlling interests in respect of major capital projects in the period. In circumstances where the funding to be provided by non-
controlling interests is not received in the same period as the underlying capital investment, this adjustment is applied in the period in which the underlying capital investment is made, not when the funding is received. Where funding which would otherwise be provided directly by shareholders is replaced with project financing, an adjustment is also made to deduct the share of project financing attributable to the non-controlling interest. This adjustment is not made in cases where Rio Tinto has unilaterally guaranteed this project financing. Lastly, funding contributed by the Group to Equity
Accounted Units for its share of investment in their major capital projects is added to the measure. No adjustment is made to the Capital expenditure
APM where capital expenditure is funded from the operating cash flows of the subsidiary or Equity Accounted Unit.

	2023 US$m	2022 US$m	2021 US$m
Purchase of property, plant and equipment and intangible assets	7,086	6,750	7,384
Less: Equity or shareholder loan financing received/due from non-controlling interests	(125)	—	—
Rio Tinto share of capital investment	6,961	6,750	7,384
Free cash flow
Free cash flow is defined as net cash generated from operating activities minus purchases of property, plant and equipment and intangibles and payments of lease principal, plus proceeds from the sale of property, plant and equipment and intangible assets.
This measures the net cash returned by the business after the expenditure of sustaining and development capital. This cash can be used for shareholder returns, reducing debt and other investing/financing activities.

	2023 US$m	2022 US$m	2021 US$m
Net cash generated from operating activities	15,160	16,134	25,345
Less: Purchase of property, plant and equipment and intangible assets	(7,086)	(6,750)	(7,384)
Less: Lease principal payments	(426)	(374)	(358)
Add: Sales of property, plant and equipment and intangible assets	9	—	61
Free cash flow	7,657	9,010	17,664
Financial statements

Annual Report on Form 20-F 2023 | riotinto.com	293
APMs derived from the balance sheet
Net debt
Net debt is total borrowings plus lease liabilities less cash and cash equivalents and other liquid investments, adjusted for derivatives related to net debt.
Net debt measures how we are managing our balance sheet and capital structure. Refer to note 19 on page 205 for the reconciliation.
Net gearing ratio
Net gearing ratio is defined as net debt divided by the sum of net debt and total equity at the end of each year. It demonstrates the degree to which the Group's operations are funded by debt versus equity.

	2023 US$m	2022 US$m Restated(a)
Net debt	(4,231)	(4,188)

Net debt	(4,231)	(4,188)
Total equity	(56,341)	(52,741)
Net debt plus total equity	(60,572)	(56,929)
Net gearing ratio	7%	7%
(a)Comparative information has been restated to reflect the adoption of narrow-scope amendments to IAS 12. Refer to page 166 for details.
Underlying return on capital employed
Underlying return on capital employed (“ROCE”) is defined as underlying earnings excluding net interest divided by average capital employed
(operating assets).
Underlying ROCE measures how efficiently we generate profits from investment in our portfolio of assets.

	2023 US$m	2022 US$m Restated(a)
Profit after tax attributable to owners of Rio Tinto (net earnings)	10,058	12,392
Items added back to derive underlying earnings (refer to pages 290 and 291)	1,697	967
Underlying earnings	11,755	13,359
Add/(deduct):
Finance income per the income statement	(536)	(179)
Finance costs per the income statement	967	335
Tax on finance cost	(373)	(238)
Non-controlling interest share of net finance costs	(429)	(98)
Net interest cost in equity accounted units (Rio Tinto share)	53	42
Net interest	(318)	(138)
Adjusted underlying earnings	11,437	13,221

Equity attributable to owners of Rio Tinto - beginning of the year (restated, refer to page 166)	50,634	51,930
Net debt/(cash) - beginning of the year	4,188	(1,576)
Operating assets - beginning of the year	54,822	50,354
Equity attributable to owners of Rio Tinto - end of the year (restated, refer to page 166)	54,586	50,634
Net debt - end of the year	4,231	4,188
Operating assets - end of the year	58,817	54,822
Average operating assets	56,820	52,588
Underlying return on capital employed	20%	25%
(a)Comparative information has been restated to reflect the adoption of narrow-scope amendments to IAS 12. Refer to page 166 for details.
Alternative Performance Measures continued
Alternative Performance Measures

294	Annual Report on Form 20-F 2023 | riotinto.com
Page 295 has been intentionally omitted.
Production, Mineral Reserves,
Mineral Resources
and Operations

Metals and minerals production	297
Mineral Resources and Mineral Reserves	##289 299
Qualified Persons	323
Mines and production facilities	324

Oyu Tolgoi, Mongolia
296	Annual Report on Form 20-F 2023 | riotinto.com
Metals and minerals production

	Rio Tinto % share[1] at 31 Dec 2023	2023 Production		2022 Production		2021 Production
		Total	Rio Tinto share	Total	Rio Tinto share	Total	Rio Tinto share
ALUMINA (‘000 tonnes)
Jonquière (Vaudreuil) (Canada)[2]	100.0%	1,392	1,392	1,364	1,364	1,364	1,364
Jonquière (Vaudreuil) specialty plant (Canada)	100.0%	109	109	114	114	107	107
Queensland Alumina (Australia)	80.0%	3,366	2,693	3,425	2,740	3,705	2,964
São Luis (Alumar) (Brazil)	10.0%	3,375	338	3,771	377	3,662	366
Yarwun (Australia)	100.0%	3,006	3,006	2,949	2,949	3,093	3,093
Rio Tinto total			7,537		7,544		7,894
ALUMINIUM (‘000 tonnes)
Alma (Canada)	100.0%	484	484	482	482	471	471
Alouette (Sept-Îles) (Canada)	40.0%	634	253	628	251	629	251
Arvida (Canada)	100.0%	172	172	171	171	168	168
Arvida AP60 (Canada)	100.0%	59	59	58	58	60	60
Bécancour (Canada)	25.1%	465	117	459	115	463	116
Bell Bay (Australia)	100.0%	186	186	185	185	189	189
Boyne Island (Australia)	59.4%	496	295	450	267	502	298
Grande-Baie (Canada)	100.0%	229	229	232	232	230	230
ISAL (Reykjavik) (Iceland)	100.0%	209	209	202	202	203	203
Kitimat (Canada)	100.0%	377	377	145	145	263	263
Laterrière (Canada)	100.0%	244	244	253	253	252	252
Sohar (Oman)	20.0%	398	80	395	79	395	79
Tiwai Point (New Zealand)	79.4%	334	265	336	267	333	264
Tomago (Australia)	51.6%	589	304	586	302	592	305
Rio Tinto total			3,272		3,009		3,151
BAUXITE (‘000 tonnes)
Gove (Australia)	100.0%	11,566	11,566	11,510	11,510	11,763	11,763
Porto Trombetas (MRN) (Brazil)[3]	22.0%	11,472	1,502	11,100	1,332	11,383	1,366
Sangarédi (Guinea)[4]	23.0%	14,278	6,425	16,115	7,252	15,797	7,109
Weipa (Australia)	100.0%	35,126	35,126	34,525	34,525	34,088	34,088
Rio Tinto total			54,619		54,618		54,326
BORATES (‘000 tonnes)[5]
Rio Tinto Borates – Boron (US)	100.0%	495	495	532	532	488	488
COPPER (mined) (‘000 tonnes)
Bingham Canyon (US)	100.0%	151.6	151.6	179.2	179.2	159.4	159.4
Escondida (Chile)	30.0%	999.7	299.9	995.3	298.6	931.8	279.5
Oyu Tolgoi (Mongolia)[6]	66.0%	168.1	110.9	129.5	43.4	163.0	54.6
Rio Tinto total			562.4		521.1		493.5
COPPER (refined) (‘000 tonnes)
Escondida (Chile)	30.0%	222.2	66.7	203.1	60.9	195.3	58.6
Kennecott (US)	100.0%	108.6	108.6	148.3	148.3	143.3	143.3
Rio Tinto total			175.2		209.2		201.9
DIAMONDS (‘000 carats)
Diavik (Canada)[7]	100.0%	3,340	3,340	4,651	4,651	5,843	3,847
GOLD (mined) (‘000 ounces)
Bingham Canyon (US)	100.0%	104.8	104.8	122.7	122.7	139.5	139.5
Escondida (Chile)	30.0%	199.2	59.7	168.7	50.6	161.7	48.5
Oyu Tolgoi (Mongolia)[6]	66.0%	177.3	117.0	183.8	61.6	468.1	156.9
Rio Tinto total			281.5		235.0		344.9
See notes on page 298.
Production, Mineral Reserves, Mineral Resources and Operations

Annual Report on Form 20-F 2023 | riotinto.com	297

	Rio Tinto % share[1] at 31 Dec 2023	2023 Production		2022 Production		2021 Production
		Total	Rio Tinto share	Total	Rio Tinto share	Total	Rio Tinto share
GOLD (refined) (‘000 ounces)
Kennecott (US)	100.0%	74.2	74.2	113.9	113.9	176.4	176.4
IRON ORE (‘000 tonnes)
Hamersley mines (Australia)	(see note 8)	225,898	225,898	218,304	218,304	210,329	210,329
Hope Downs (Australia)	50.0%	46,482	23,241	48,850	24,425	49,284	24,642
Robe River – Robe Valley (Australia)	53.0%	29,162	15,456	25,558	13,546	25,497	13,514
Robe River – West Angelas (Australia)	53.0%	29,999	15,899	31,435	16,660	34,613	18,345
Iron Ore Company of Canada (Canada)	58.7%	16,478	9,676	17,562	10,312	16,564	9,727
Rio Tinto total			290,171		283,247		276,557
MOLYBDENUM (‘000 tonnes)
Bingham Canyon (US)	100%	1.8	1.8	3.3	3.3	7.6	7.6
SALT (‘000 tonnes)
Dampier Salt (Australia)	68.4%	8,737	5,973	8,422	5,757	8,555	5,848
SILVER (mined) (‘000 ounces)
Bingham Canyon (US)	100.0%	1,618	1,618	2,057	2,057	2,228	2,228
Escondida (Chile)	30.0%	4,921	1,476	5,301	1,590	5,305	1,591
Oyu Tolgoi (Mongolia)[6]	66.0%	1,086	717	871	292	977	328
Rio Tinto total			3,811		3,940		4,148
SILVER (refined) (‘000 ounces)
Kennecott (US)	100.0%	1,407	1,407	1,950	1,950	2,671	2,671
TITANIUM DIOXIDE SLAG (‘000 tonnes)
Rio Tinto Iron and Titanium
(Canada/South Africa)[9]	100.0%	1,111	1,111	1,200	1,200	1,014	1,014
URANIUM (‘000 lbs U3O8)
Energy Resources of Australia (Australia)[10]	86.3%	–	–	–	–	75	65
Rio Tinto total			–		–		65
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
1.Rio Tinto percentage share, shown above, is as at 31 December 2023. The footnotes below include all ownership changes over the three years.
2.Jonquière’s (Vaudreuil) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.
3.On 30 November 2023, Rio Tinto’s ownership interest in Porto Trombetas increased from 12% to 22%. Production is reported including this change from 1 December 2023.
4.Rio Tinto has a 22.95% shareholding in the Sangarédi mine, but benefits from 45% of production.
5.Borate quantities are expressed as B2O3.
6.On 16 December 2022, Rio Tinto completed the acquisition of 100% of Turquoise Hill Resources Ltd, increasing our ownership in Oyu Tolgoi from 33.52% to 66%. Production is reported including this change from 1 January 2023.
7.On 17 November 2021, our ownership interest in Diavik increased from 60% to 100%. Production from 1 November 2021 is reported including this change.
8.Includes 100% of production from Paraburdoo, Mount Tom Price, Western Turner Syncline, Marandoo, Yandicoogina, Brockman, Nammuldi, Silvergrass, Channar, Gudai-Darri and the Eastern
Range mines. While we own 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and, therefore, all of the production is included in Rio Tinto’s share of production. Our ownership interest in Channar mine increased from 60% to 100%, following conclusion of its joint venture with Sinosteel Corporation upon reaching planned 290 million tonnes production on 22 October 2020.
9.Quantities comprise 100% of Rio Tinto Iron and Titanium Quebec Operations and our 74% share of Richards Bay Minerals’ production. Ilmenite mined in Madagascar is processed in Canada.
10.Energy Resources of Australia (ERA) reports drummed U3O8. ERA ceased processing operations on 8 January 2021, as required by the Ranger Authority. In February 2020, our interest in ERA increased from 68.4% to 86.3% as a result of new ERA shares issued to Rio Tinto under the Entitlement Offer and Underwriting Agreement to raise funds for the rehabilitation of the Ranger
Project Area. Production is reported including this change from 1 March 2020.
Metals and minerals production continued

298	Annual Report on Form 20-F 2023 | riotinto.com
Mineral Resources and Mineral Reserves for
Rio Tinto managed operations are reported in
accordance with the Australasian Code for
Reporting of Exploration Results, Mineral
Resources and Ore Reserves, December
2012 (the JORC Code) as required by the
Australian Securities Exchange (ASX). Rio
Tinto also files this Form 20-F with the SEC
and prepares the Form 20-F Mineral
Resources and Mineral Reserves in
accordance with subpart 1300 of Regulation
S-K (SK-1300). Some variations may occur
between the reporting in accordance with the
JORC Code and SK-1300.
A Mineral Resource is a concentration or
occurrence of solid material of economic
interest in or on the Earth’s crust in such form,
grade (or quality), and quantity that there are
reasonable prospects for eventual economic
extraction. Estimates of such material are
based largely on geological information with
only preliminary consideration of mining,
economic and other factors. While in the
judgement of the Qualified Persons
(Competent Persons as defined by the JORC
Code) there are realistic expectations that all
or part of the Mineral Resources will
eventually become Proven or Probable
Mineral Reserves, there is no guarantee that
this will occur as the result depends on further
technical and economic studies and prevailing
economic conditions in the future.
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
Mineral Reserves.
For Mineral Resources and Mineral Reserves
reporting, the JORC Code envisages the use
of reasonable investment assumptions to test
the economic viability of the Mineral Reserves
and the reasonable prospects of eventual
economic extraction for the Mineral
Resources. To achieve this, Rio Tinto uses
internally generated projected long-term
commodity prices.
SK-1300 requires the use of a justifiable
commodity price to test the economic viability
of the Mineral Reserves and the reasonable
prospects of economic extraction for the
Mineral Resources, and prices used in
calculating the estimates must be disclosed.
As a result of the commercial sensitivity of Rio
Tinto’s long-term commodity prices, we use
commercially available consensus pricing or
historical pricing for SEC reporting. For this
reason and others, some Mineral Resources
and Mineral Reserves reported to the SEC in
this Form 20-F may differ from those Mineral
Resources and Ore Reserves reported in the
Annual Report.
Mineral Resources and Mineral Reserves
information in the tables below is based on
information compiled by Qualified Persons,
most of whom are full time employees of Rio
Tinto or related companies. Each has had a
minimum of five years’ relevant experience
and is a member of a recognised professional
body whose members are bound by a
professional code of ethics. These bodies
include the Australasian Institute of Mining and
Metallurgy (the AusIMM, the Australian
Institute of Geoscientists (AIG) and other
recognised professional organisations (RPOs).
Each Qualified Person consents to the
inclusion in this Form 20-F of information they
have provided in the form and context in which
it appears. Qualified Persons responsible for
the estimates are listed on page 323, by
operation, along with their professional
affiliation, employer, and accountability for
Mineral Resources and/or Mineral Reserves.
Mineral Resources and Mineral Reserves from
externally managed operations, in which Rio
Tinto holds a minority share, are reported as
received from the managing entity and in
accordance with the SK-1300.
Mineral Resources and Mineral Reserves from
our managed operations are the responsibility
of the managing directors of the business units
and estimates are carried out by the Qualified
Persons.
The Mineral Resources and Mineral Reserves
figures in the following tables are as of 31
December 2023.  Metric units are used
throughout. The figures used to calculate Rio
Tinto’s Mineral Resources and Mineral
Reserves are more precise than the rounded
numbers shown in the tables, hence small
differences might result if the calculations are
repeated using the tabulated figures.
JORC Table 1 reports for new or materially
changed significant deposits are released to
the market. They are also available at
riotinto.com/resourcesandreserves. JORC
Table 1, SEC Technical Report Summaries
and NI 43-101 Technical Reports generated by
non-managed units or joint venture partners
are referenced within the reporting footnotes
with the location and initial reporting date
identified.
For SEC reporting purposes, the Pilbara
Operations, Oyu Tolgoi, Escondida and
Simandou are considered material to the
Group and hence require submission of a
Technical Report Summary. The Technical
Report Summary for Simandou has been filed
as exhibit 96.4 to this Form 20-F. The
Technical Report Summaries for Escondida
and Oyu Tolgoi were filed as exhibit 96.2 and
exhibit 96.3, respectively, to the Form 20-F for
the year ended 31 December 2022 and the
Technical Report Summary for the
Pilbara Operations was filed as exhibit 96.1
to the Form 20-F for the year ended
31 December 2021.
Production, Mineral Reserves, Mineral Resources and Operations
Mineral Resources and Mineral Reserves

Annual Report on Form 20-F 2023 | riotinto.com	299

	Type of mine[1]	Proven Mineral Reserves as at 31 December 2023			Probable Mineral Reserves as at 31 December 2023
		Tonnage	Grade		Tonnage	Grade
Bauxite[2]		Mt	% Al2O3	% SiO2	Mt	% Al2O3	% SiO2
Rio Tinto Aluminium (Australia)3 4
– Amrun	O/P	263	53.9	9.2	688	54.5	9.0
– East Weipa and Andoom	O/P	69	50.5	7.9	3	49.5	8.7
– Gove	O/P	57	50.2	6.4	0.7	50.5	5.0
Total (Australia)		388	52.8	8.6	692	54.4	9.0
Porto Trombetas (MRN) (Brazil)5 6	O/P	10	48.9	4.9	0.6	49.0	4.9
Sangarédi (Guinea)7 8	O/P	76	47.0	1.9	4	48.9	2.5
Total bauxite		474	51.8	7.4	696	54.4	9.0
1.Type of mine: O/P = open pit/surface.
2.Bauxite Mineral Reserves are stated as recoverable Mineral Reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
3.Australian bauxite Mineral Reserves are stated as dry tonnes and total alumina and silica grade.
4.Valuations of the Rio Tinto Aluminium bauxite Mineral Reserves are based on specific product pricing based on a long term price of US$ 41.66 /t CFR China for Gove and US$ 33.89 /t CFR China
for Amrun / East Weipa and Andoom .  This price is sourced from leading industry analyst CRU.
5.Porto Trombetas (MRN) Mineral Reserves are stated as dry tonnes, available alumina grade and total reactive silica grade.
6.Porto Trombetas (MRN) Mineral Reserves valuations are based on an average price of US$ 36.30 /t FOB as supplied by the JV partner.
7.Sangarédi Mineral Reserves tonnes are reported on a 3% moisture basis and total alumina and silica grade.
8.Sangarédi Mineral Reserves valuations are based on specific product pricing based on a long term price of US$ 37.10 /t FOB as supplied by the JV partner.

Gove operations – Australia

136°38'E
136°44'E
136°50'E
136°56'E
12°12'S
12°16'S
12°20'S
N
Legend
Power Station
Port
Mine
Town
Airport
Road
Overland Conveyor
Nhulunbuy
Gove Port
Gunyangara
Yirrkala
Airport
Gove Mine
0
100 km

Mineral Reserves
Mineral Reserves

300	Annual Report on Form 20-F 2023 | riotinto.com

Total Mineral Reserves as at 31 December 2023				Rio Tinto share recoverable mineral	Total Mineral Reserves as at 31 December 2022
Tonnage	Grade				Tonnage	Grade
Mt	% Al2O3	% SiO2%		Mt	Mt	% Al2O3	% SiO2

950	54.3	9.1	100.0	950	801	54.6	8.9
72	50.5	8.0	100.0	72	59	51.7	7.1
58	50.2	6.4	100.0	58	56	50.5	5.8
1,080	53.8	8.8		1,080	916	54.2	8.6
10	48.9	4.9	22.0	10	6	48.2	5.1
80	47.1	1.9	23.0	80	83	47.1	1.9
1,170	53.3	8.3		1,170	1,005	53.6	8.0
Rio Tinto Aluminium
Amrun Mineral Reserves tonnes increase is associated with a routine review of price assumptions over the life of the mine, and updated orebody knowledge. A JORC
Table 1 in support of this change will be released to the market contemporaneously with the release of the Annual Report and can be viewed at riotinto.com/resources-
and-reserves.
Andoom and Gove Mineral Reserves tonnes increase is associated with a routine review of price assumptions over the life of the mine.  Cessation of mining at East
Weipa in 2024 will result in no future reporting of Mineral Reserves for that operation.
Porto Trometas (MRN)
On 30 November 2023, Rio Tinto completed an acquisition of Companhia Brasileira de Alumínio’s 10% equity in the Mineracão Rio do Norte bauxite mine (MRN) in
Brazil, raising our stake from 12% to 22%. Total Mineral Reserves as at 31 December 2022 reflect the previous Rio Tinto share.

Weipa operations – Australia

141°30'E
141°40'E
141°50'E
141°60'E
141°70'E
N
12°30'S
12°40'S
12°50'S
Legend
Power Station
Port
Mine
Town
Other locations of interest
Railway
Road
Ferry
Andoom Mine
East Weipa
East Weipa Mine
Evans Landing Port
Napranum
Amrun Camp
Amrun Port
Amrun Mine
0
20 km

Production, Mineral Reserves, Mineral Resources and Operations

Annual Report on Form 20-F 2023 | riotinto.com	301

	Type of mine[1]	Proven Mineral Reserves as at 31 December 2023						Probable Mineral Reserves as at 31 December 2023
		Tonnage	Grade					Tonnage	Grade
Iron ore[2]		Mt	% Fe	% SiO2	% Al2O3	% P	% LOI	Mt	% Fe	% SiO2	% Al2O3	% P	% LOI
Australia3 4
– Brockman Ore	O/P	436	62.1	3.3	1.9	0.14	5.4	815	61.4	3.7	2.0	0.13	5.7
– Marra Mamba Ore	O/P	226	62.8	2.7	1.6	0.06	5.2	330	61.6	3.3	2.1	0.06	5.9
– Pisolite (Channel Iron) Ore	O/P	399	57.7	4.8	1.9	0.06	10.3	55	56.6	5.2	2.3	0.05	11.0
Total (Australia)5 6		1,060	60.6	3.7	1.8	0.09	7.2	1,200	61.3	3.7	2.0	0.10	6.0
Iron Ore Company of Canada (Canada)7 8	O/P	79	65.0	2.8	–	–	–	129	65.0	2.8	–	–	–
Simandou (Guinea)9 10	O/P	123	66.4	1.0	1.2	0.07	2.5	552	65.0	0.9	1.8	0.10	3.9
Total iron ore		1,262	61.4	3.4	1.7	0.08	6.3	1,881	62.6	2.8	1.8	0.10	5.0
1.Type of mine: O/P = open pit/surface.
2.Mineral Reserves of iron ore are shown as recoverable Mineral Reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
3.Australian iron ore Mineral Reserves tonnes are reported on a dry weight basis.
4.Australian iron ore Mineral Reserves are all located on State Agreement mining leases. Prior to mining, state government approvals (including environmental and heritage) are required. Reported
Mineral Reserves include select areas where one or more approvals remain outstanding. In these areas, it is expected that these approvals will be obtained within the time frames required in the current production schedule.
5.Australian iron ore Mineral Reserves valuations are based on specific product pricing determined from a base 62% Fines CFR consensus price of US c 133.69 /dmtu. This price is sourced from the average of forecasts from nine brokers/banks (BoAML, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan, Macquarie, Morgan Stanley and UBS) and two analysts (CRU and Woodmac).
6.Australian iron ore deposits (Total Australia) are the equivalent of the Pilbara Property for this Form 20-F.
7.Iron Ore Company of Canada (IOC) Mineral Reserves are reported as marketable product (57% pellets and 43% concentrate for sale) at a natural moisture content of 2%. The marketable product is derived from mined material comprising 189 million dry tonnes at 38% iron, 36% silica, 0.24% alumina, 0.021% phosphorus (Proven) and 306 million dry tonnes at 38% iron, 35% silica, 0.20%
alumina, 0.024% phosphorus (Probable) using process recovery factors derived from current IOC concentrating and pellet operations. No meaningful relationship has been established between the product and feed grades of alumina and phosphorus, so these grades cannot be reported for Mineral Reserves. Saleable product is produced to meet silica grade specifications, so the
Mineral Reserves silica grade is the targeted silica grade for the currently anticipated long-term product mix. Loss On Ignition (LOI) is not determined for resource drilling samples, so no estimate of % LOI is available for Mineral Reserves.
8.IOC Mineral Reserves valuations are based on product pricing of US c 144.35 /dmtu for 65% Fe Concentrate for Sinter (CFS), US c 216.11 /dmtu for 65% Fe blast furnace (BF) grade pellet and
US c 228.35 /dmtu for 67.5% Fe direct reduced (DR) pellets, all CFR China. The consensus 65% Fe fines price CFR China used for IOC concentrate is sourced from an average of forecasts from
Credit Suisse and Woodmac. The BF and DR pellet premiums are sourced from an average of forecasts from Woodmac and CRU. These premiums are added to the 65% Fe Fines consensus.
9.Simandou Mineral Reserves tonnes are reported on a dry weight basis and Simandou Mineral Reserves relate to the Ouéléba portion only of the Simfer Iron Ore Project.
10.Simandou Mineral Reserves valuations are based on specific product pricing determined from a 65% Fe Fines price of US c 136.10 / dmtu CFR China.  This price is sourced from an average of forecasts from CRU and Woodmac.

Iron Ore Company of Canada operations – Canada

70°W
68°W
66°W
64°W
53°N
52°N
51°N
N
Legend
Power Station
Port
Mine
Town
Powerline
Railway
Road
IOC
Labrador City
NEWFOUNDLAND AND LABRADOR
QUEBEC
René-Levasseur Island
SM2 Dam
Sept-îles
Canada
USA
0
50
100 km

Mineral Reserves continued

302	Annual Report on Form 20-F 2023 | riotinto.com

Total Mineral Reserves as at 31 December 2023						Rio Tinto interest	Rio Tinto share marketable product	Total Mineral Reserves as at 31 December 2022
Tonnage	Grade							Tonnage	Grade
Mt	% Fe	% SiO2	% Al2O3	% P	% LOI	%	Mt	Mt	% Fe	% SiO2	% Al2O3	% P	% LOI

1,251	61.7	3.6	2.0	0.13	5.6	87.7	1,251	1,163	61.8	3.5	2.0	0.13	5.5
555	62.1	3.1	1.9	0.06	5.6	80.9	555	581	62.0	3.1	1.9	0.06	5.7
453	57.6	4.8	1.9	0.05	10.4	80.0	453	498	57.8	4.7	1.9	0.05	10.4
2,260	60.9	3.7	2.0	0.10	6.6		2,260	2,242	60.9	3.7	1.9	0.09	6.6
208	65.0	2.8	–	–	–	58.7	208	266	65.0	3.0	–	–	–
675	65.3	0.9	1.7	0.09	3.6	45.1	675	–	–	–	–	–	–
3,143	62.1	3.0	1.8	0.09	5.5		3,143	2,508	61.4	3.6	1.7	0.08	5.9
Australian Iron Ore
Mineral Reserves updates for Brockman, Marra Mamba and Pisolite Ore include mining depletion, the addition of new deposits (primarily at Brockman 4, West Angelas and Greater Nammuldi) and changes to cut-off grades.
Mineral Reserves classification is determined based on confidence in all the modifying factors. Generally, Proven Mineral Reserves are derived from Measured Mineral
Resources  and Probable Mineral Reserves are derived from Indicated Mineral Resources. In 2023, portions of the Mineral Reserves derived from Measured Mineral
Resources have been classified as Probable Mineral Reserves. This classification primarily represents areas where one or more state government approvals remain outstanding or specific Traditional Owner engagement is required prior to mining.
Iron Ore Company of Canada
Mineral Reserves updates include depletion, plus a change in the methodology for distinguishing between Proven and Probable Mineral Reserves, which has resulted in reclassification of a significant proportion of the Proven Mineral Reserves to Probable Mineral Reserves.  The change is based on the density of geometallurgical data available to estimate iron recovery and ore grind energy in the concentrator.  A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of the Annual Report and can be viewed at riotinto.com/resources-and-reserves.
Simandou
The JORC Table 1 in support of this change was released to the market on 6 December 2023 and can be viewed at riotinto.com/resources-and-reserves.

Iron Ore operations – Australia

116°E
117°E
118°E
119°E
120°E
21°S
22°S
23°S
N
Port Hedland
Dampier
Cape Lambert
Parker Point & EII
Wickham
Yurralyi Maya
Roebourne
Karratha
Legend
Power Station
Port
Mine
Town
Powerline (132-220kV)
Railway
Road
Marble Bar
Pannawonica
Onslow
Mesa A
Mesa J
Nullagine
Silvergrass
Nammuldi
Brockman 2
Brockman 4
Western Turner Syncline
Mount Tom Price
Marandoo
Gudai-Darri
Tom Price
Yandicoogina
Hope Downs 1
Paraburdoo
Eastern Range
Paraburdoo Town
Channar
West Angelas
Hope Downs 4
60 km
Newman

Production, Mineral Reserves, Mineral Resources and Operations

Annual Report on Form 20-F 2023 | riotinto.com	303

	Type of mine[1]	Proven Mineral Reserves as at 31 December 2023					Probable Mineral Reserves as at 31 December 2023
		Tonnage	Grade				Tonnage	Grade
Copper[2]		Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo
Bingham Canyon (US)[3]
– Bingham Open Pit[4]	O/P	470	0.37	0.18	1.98	0.038	360	0.36	0.18	1.98	0.028
– Underground Skarns	U/G	–	–	–	–	–	5	2.22	1.39	15.52	0.022
Total (US)		470	0.37	0.18	1.98	0.038	364	0.38	0.20	2.16	0.028
Escondida (Chile)[5]
– oxide	O/P	30	0.50	–	–	–	10	0.51	–	–	–
– sulphide	O/P	676	0.72	–	–	–	615	0.55	–	–	–
– sulphide leach	O/P	384	0.44	–	–	–	109	0.42	–	–	–
Total (Chile)		1,089	0.61	–	–	–	735	0.53	–	–	–
Oyu Tolgoi (Mongolia)[6]
– Hugo Dummett North[7]	U/G	–	–	–	–	–	265	1.55	0.31	3.21	–
– Hugo Dummett North Extension	U/G	–	–	–	–	–	21	1.60	0.56	3.80	–
– Oyut open pit	O/P	159	0.53	0.39	1.30	–	247	0.41	0.25	1.14	–
– Oyut stockpiles	S/P	–	–	–	–	–	38	0.31	0.12	1.04	–
Total (Mongolia)		159	0.53	0.39	1.30	–	571	0.98	0.28	2.19	–
Total copper		1,717	0.54	0.08	0.66	0.010	1,670	0.65	0.14	1.22	0.006
1.Type of mine: O/P = open pit/surface, S/P = stockpile, U/G = underground.
2.Copper Mineral Reserves are reported as dry mill feed tonnes.
3.Bingham Canyon Mineral Reserves valuations are based on commodity prices of US c
362.42 /lb for copper, US$ 1,535.98 /oz for gold, US$ 20.84 /oz for silver and US$ 13.32/
lb for molybdenum. These prices are sourced from the average of the available forecasts from ten brokers/banks (Barclays, BoAML, Citigroup, Credit Suisse, Deutsche Bank,
Goldman Sachs, JP Morgan, Macquarie, Morgan Stanley and UBS) and two analysts
(CRU and Woodmac).
4.Bingham Open Pit Mineral Reserves molybdenum grades interpolated from exploration drilling assays have been factored based on a long reconciliation history to blast hole and mill samples.
5.Escondida Mineral Reserves valuations are based on a copper price of US c 357 /lb supplied by the JV partner.
6.Oyu Tolgoi Mineral Reserves valuations are based on commodity prices of US c 380.00 /
lb for copper, US$ 1,567.00 /oz for gold and US$ 20.90 /oz for silver. These are based on August 2022 consensus prices sourced from the average of forecasts from ten brokers/banks (Barclays, BoAML, Citigroup, Credit Suisse, Deutsche Bank, Goldman
Sachs, JP Morgan, Macquarie, Morgan Stanley and UBS) and two analysts (CRU and
Woodmac).
7.The Hugo Dummett North Mineral Reserves include approximately 1.5 million tonnes of stockpiled material at a grade of 0.46% copper, 0.14 g/t gold and 1.12 g/t silver.

Bingham Canyon operations – United States

112°10'W
112°W
111°50'W
112°40'W
N
40°45'N
40°40'N
40°35'N
Refinery
Smelter
Salt Lake City
Copperton Concentrator
Bingham Canyon Mine
Legend
Airport
Mine
Other locations of interest
Road
Canada
USA
0
10 km

Mineral Reserves continued

304	Annual Report on Form 20-F 2023 | riotinto.com

Total Mineral Reserves as at 31 December 2023					Average mill recovery %				Rio Tinto interest	Rio Tinto share recoverable metal				Total Mineral Reserves as at 31 December 2022
Tonnage	Grade													Tonnage	Grade
Mt	% Cu	g/t Au	g/t Ag	% Mo	Cu	Au	Ag	Mo	%	Mt Cu	Moz Au	Moz Ag	Mt Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo

829	0.37	0.18	1.98	0.033	89	69	71	63	100.0	2.681	3.257	37.686	0.176	880	0.38	0.18	1.97	0.033
5	2.22	1.39	15.52	0.022	92	70	68	54	100.0	0.096	0.146	1.596	0.001	1.7	1.90	0.71	10.07	0.044
834	0.38	0.19	2.06	0.033						2.777	3.403	39.281	0.176	881	0.38	0.18	1.99	0.033

40	0.51	–	–	–	56	–	–	–	30.0	0.113	–	–	–	52	0.54	–	–	–
1,291	0.64	–	–	–	84	–	–	–	30.0	6.889	–	–	–	1,280	0.65	–	–	–
493	0.43	–	–	–	41	–	–	–	30.0	0.871	–	–	–	489	0.45	–	–	–
1,824	0.58	–	–	–						7.872	–	–	–	1,821	0.59	–	–	–

265	1.55	0.31	3.21	–	92	79	81	–	66.0	3.804	2.068	22.094	–	271	1.54	0.30	3.18	–
21	1.60	0.56	3.80	–	92	81	83	–	56.1	0.312	0.310	2.149	–	21	1.61	0.56	3.82	–
406	0.46	0.30	1.20	–	76	67	55	–	66.0	1.411	2.648	8.576	–	427	0.45	0.30	1.20	–
38	0.31	0.12	1.04	–	71	52	51	–	66.0	0.083	0.079	0.641	–	36	0.32	0.12	1.04	–
730	0.88	0.30	2.00	–						5.611	5.105	33.460	–	755	0.87	0.30	1.98	–
3,387	0.59	0.11	0.94	0.008						16.260	8.508	72.741	0.176	3,457	0.60	0.11	0.94	0.008
Bingham Canyon
Underground Skarns Mineral Reserves comprise the Lower Commercial Skarns (LCS) Mineral Reserves and the North Rim Skarn (NRS) Mineral Reserves. An initial NRS
Probable Mineral Reserve of 3.0 million tonnes at 2.39% copper, 1.77 g/t gold, 18.59 g/t silver, and 0.010% molybdenum (on a 100% basis) was released to the market by Rio
Tinto on 20 June 2023 with a supporting JORC Table 1 and can be viewed at riotinto.com/resources-and-reserves.
It is noted that the Undergrounds Skarns Mineral Reserves are only economically viable while the current open pit is in operation.
Oyu Tolgoi
Production from the Hugo Dummett North L1 underground mine commenced in March 2023.

Escondida operations – Chile

N
72°W
70°W
68°W
66°W
22°S
23°S
24°S
25°S
253°S
Tocopilla
Calama
San Pedro
de Atacama
Mejillones
Antofagasta
Coloso
CHILE
Escondida
ARGENTINA
Tal Tal
Legend
Mine
Town
Port
Road
0
100 km

Production, Mineral Reserves, Mineral Resources and Operations

Annual Report on Form 20-F 2023 | riotinto.com	305

Oyu Tolgoi operations – Mongolia

105 °E
110°E
45°N
42°N
N
Sainshand
Legend
Border Port
Mine
Town
Railway
Road
Dalanzadgad
Tavantolgoi
Khanbogd
Oyu Tolgoi
MONGOLIA
Bayan Ovoo
Mongolia
China
CHINA
Vuyan
Baotou
0
100
200 km
105°E
110°E

Winu project – Australia

118°E
119°E
120°E
121°E
122°E
N
Eighty Mile Beach
Caravan Park
Sandfire
Pardoo
Station
Legend
Project
Town
Other locations of interest
Railway
Road
20°S
Port Hedland
Winu
21°S
Marble Bar
Nullagine
0
50 km
22°S

Mineral Reserves continued

306	Annual Report on Form 20-F 2023 | riotinto.com

Resolution project – United States

112°W
111°30'W
111°W
110°30'W
110°W
33°15'N
33°N
32°45'N
32°30'N
Glendale
Scottsdale
Tempe
Phoenix
Mesa
Apache Junction
Gilbert
Chandler
Resolution Copper Mine
Superior
Winkelman
Casa Grande
Eloy
Marana
N
Legend
Project
Town
Railway
Road
Canada
USA
0
20
40 km

Rio Tinto Iron and Titanium Quebec Operations – Canada

64°W
63°40'W
63°20'W
63°W
50°40'N
50°30'N
50°20'N
N
Legend
Port
Mine
Project
Town
Railway
Road
Beaver
Tio
Grader
Havre-Saint-Pierre
Canada
USA
RTFT Tio
0
10
20 km

Production, Mineral Reserves, Mineral Resources and Operations

Annual Report on Form 20-F 2023 | riotinto.com	307

	Type of mine[1]	Proven Mineral Reserves as at 31 December 2023			Probable Mineral Reserves as at 31 December 2023
		Tonnage	Grade		Tonnage	Grade
Titanium dioxide feedstock 2 3		Mt	% Ti minerals	% Zircon	Mt	% Ti minerals	% Zircon
QIT Madagascar Minerals (QMM) (Madagascar)	O/P	169	3.4	0.2	70	3.0	0.1
Richards Bay Minerals (RBM) (South Africa)	O/P	359	1.5	0.2	520	3.1	0.4
Rio Tinto Iron and Titanium (RTIT) Quebec Operations (Canada)	O/P	–	–	–	151	80.0	–
Total titanium dioxide feedstock		529	2.1	0.2	740	18.8	0.3
1.Type of mine: O/P = open pit/surface.
2.The marketable product (zircon at RBM and zirsil at QMM) is shown after all mining and processing losses. Titanium dioxide feedstock Mineral Reserves are reported as dry in situ tonnes.
3.QMM and RBM Mineral Reserves valuations are based on commodity prices of US$ 233.61 /t for 53% TiO2 product and US$ 1,506.50 /t for 66.5% zircon oxide, adjusted for specific products produced. RTIT Quebec Operations Mineral Reserves valuations are based on a commodity price of US$ 233.61 /t for 53% TiO2 product, adjusted for specific products produced. These prices are sourced from TZMI.

QIT Madagascar Minerals operations – Madagascar

46°50'E
47°E
47°10'E
47°20'E
24°50'S
24°55'S
25°S
N
Sainte-Luce
Legend
Power Station
Port
Mine
Project
Town
Road
Mandena
QMM Station
Fort Dauphin
Petriky
Solar Station
Ehoala
0
25
50 km

Mineral Reserves continued

308	Annual Report on Form 20-F 2023 | riotinto.com

Total Mineral Reserves as at 31 December 2023			Rio Tinto interest	Rio Tinto share marketable product		Total Mineral Reserves as at 31 December 2022
Tonnage	Grade					Tonnage	Grade
Mt	% Ti minerals	% Zircon	%	Mt Titanium dioxide feedstock	Mt Zircon	Mt	% Ti minerals	% Zircon
239	3.3	0.1	80.0	3.6	0.2	266	3.4	0.2
879	2.5	0.3	74.0	9.8	2.3	950	2.4	0.3
151	80.0	–	100.0	47.8	–	152	80.0	–
1,269	11.9	0.3		61.2	2.5	1,368	11.2	0.3
QIT Madagascar Minerals (QMM)
Mineral Reserves tonnes decreased following mining depletion and mine design and schedule changes.

Richards Bay Minerals operations – South Africa

31°50'E
32°E
32°10'E
32°20'E
32°30'E
28°40'S
28°50'S
N
Zulti North
RBM Smelter
Richards Bay
Zulti South
Legend
Port
Plant
Mine
Project
Town
Railway
Road
South Africa
10 km

Production, Mineral Reserves, Mineral Resources and Operations

Annual Report on Form 20-F 2023 | riotinto.com	309

Borates[2]	Type of mine[1]	Proven Mineral Reserves as at 31 December 2023		Probable Mineral Reserves as at 31 December 2023		Total Mineral Reserves as at 31 December 2023
		Tonnage		Tonnage		Tonnage
		Mt		Mt		Mt
Boron (US)[3]	O/P	8		5		13

Diamonds[4]	Type of mine[1]	Proven Mineral Reserves as at 31 December 2023		Probable Mineral Reserves as at 31 December 2023		Total Mineral Reserves as at 31 December 2023
		Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
		Mt	Carats per tonne	Mt	Carats per tonne	Mt	Carats per tonne
Diavik (Canada)5 6	O/P & U/G	1.9	2.1	1.3	2.3	3.1	2.2
1.Type of mine: O/P = open pit/surface, U/G = underground.
2.Mineral Reserves of borates are expressed in terms of marketable product (B2O3) tonnes after all mining and processing losses.
3.Boron Mineral Reserves valuations are based on a three-year trailing weighted average prices of US$ 1,131 /t for Sodium Borates Products and US$ 1,747 /t for Boric Acid Products.
4.Mineral Reserves of diamonds are shown as recoverable Mineral Reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
5.Diavik Mineral Reserves valuations are based on a three-year trailing average price of US$ 128.38 /ct.
6.Diavik Mineral Reserves are based on a nominal 1 millimetre lower cut-off size and a final re-crushing size of 6 millimetres.

Boron operations – United States

N
Legend
Port
Mine
Town
Road
Railway
119°W
118°30'W
118°W
117°30'W
117°W
35°N
35°30'N
34°N
Boron
Barstow
Palmdale
Victorville
Los Angeles
RTB Wilmington Terminal
Canada
USA
0
25
50 km

Mineral Reserves continued

310	Annual Report on Form 20-F 2023 | riotinto.com

Rio Tinto interest	Rio Tinto share marketable product	Total Mineral Reserves as at 31 December 2022
Tonnage
%	Mt	Mt
100.0	13	14

Rio Tinto interest	Rio Tinto share recoverable diamonds	Total Mineral Reserves as at 31 December 2022
		Tonnage	Grade
%	M carats	Mt	Carats per tonne
100.0	7	4.4	2.1
Diavik
Mineral Reserves tonnes decreased following mining depletion.

Diavik operations – Canada

116°W
114°W
112°W
110°W
108°W
N
Diavik
Gamètì
Wekweètì
Whatì
Behchokǫ̀
Yellowknife
64°N
63°N
62°N
Legend
Power Station
Mine
Town
Road
Winter Road (Ice Road)
Canada
USA
0
100
200 km

Production, Mineral Reserves, Mineral Resources and Operations

Annual Report on Form 20-F 2023 | riotinto.com	311

Bauxite	Likely mining method[1]	Measured Mineral Resources as at 31 December 2023			Indicated Mineral Resources as at 31 December 2023
		Tonnage	Grade		Tonnage	Grade
		Mt	% Al2O3	% SiO2	Mt	% Al2O3	% SiO2
Rio Tinto Aluminium (Australia)2 3
– Amrun	O/P	115	49.2	11.7	388	49.7	11.7
– East Weipa and Andoom	O/P	43	49.9	8.8	–	–	–
– Gove	O/P	9	48.1	8.9	0.4	47.8	8.9
– North of Weipa	O/P	–	–	–	202	52.0	11.1
Total (Australia)		167	49.3	10.8	591	50.5	11.5
Porto Trombetas (MRN) (Brazil)4 5	O/P	93	47.3	5.3	0.8	48.9	2.5
Sangarédi (Guinea)6 7	O/P	–	–	–	1,351	46.6	2.3
Total bauxite		260	48.6	8.9	1,943	47.8	5.1
1.Likely mining method: O/P = open pit/surface.
2.Rio Tinto Aluminium bauxite Mineral Resources are stated as dry product tonnes and total alumina and silica grades.
3.Valuations of the Rio Tinto Aluminium bauxite Mineral Reserves are based on specific product pricing based on a long term price of US$ 41.66 /t CFR China for Gove and US$ 33.89 /t CFR China
for Amrun / East Weipa and Andoom and North of Weipa.  This price is sourced from leading industry analyst CRU.
4.Porto Trombetas (MRN) Mineral Resources are stated as dry in situ tonnes, available alumina grade and total silica grade.
5.Porto Trombetas (MRN) Mineral Resources valuations are based on an average price of US$ 36.30 /t FOB as supplied by the JV partner.
6.Sangarédi Mineral Resources tonnes are reported on a 3% moisture basis and total alumina and silica grades.
7.Sangarédi Mineral Resources valuations are based on specific product pricing based on a long term price of US$ 37.10/t FOB as supplied by the JV partner.

Porto Trombetas operations – Brazil

60°W
52°W
44°W
36°W
N
TRINIDAD AND TOBAGO
9°N
Legend
Mine
Town
Road
Georgetown
GUYANA
Paramaribo
Cayenne
SURINAME
FRENCH GUIANA (FR.)
Lethem
Boa Vista
3°N
Macapa
Porto Trombetas
Amazon River
Belem
Sao Luis
Manaus
Santaren
3°S
Parnaiba
Itaituba
Maraba
Teresina
0
50
100 km

Mineral Resources
Mineral Resources

312	Annual Report on Form 20-F 2023 | riotinto.com

Total Measured and Indicated Mineral Resources as at 31 December 2023			Inferred Mineral Resources as at 31 December 2023			Rio Tinto interest
Tonnage	Grade		Tonnage	Grade
Mt	% Al2O3	% SiO2	Mt	% Al2O3	% SiO2%

504	49.6	11.7	285	51.7	12.1	100.0
43	49.9	8.8	–	–	–	100.0
9	48.1	8.9	0.01	46.9	8.1	100.0
202	52.0	11.1	1,248	51.8	11.4	100.0
759	50.2	11.4	1,533	51.8	11.5
94	47.3	5.3	32	49.5	4.0	22.0
1,351	46.6	2.3	168	45.8	2.4	23.0
2,203	47.9	5.5	1,733	51.2	10.5
Rio Tinto Aluminium
Amrun, East Weipa and Andoom and Gove Mineral Resources tonnes decreased following the conversion of Mineral Resources to Mineral Reserves.  North of Weipa
Mineral Resources tonnes increased following a large-scale drilling program, remodelling and updated orebody knowledge.
Porto Trombetas (MRN)
On 30 November 2023, Rio Tinto completed an acquisition of Companhia Brasileira de Alumínio’s 10% equity in the Mineracão Rio do Norte bauxite mine (MRN) in
Brazil, raising our stake from 12% to 22%.

Simandou project and Sangarédi operations – Guinea

SENEGAL
MALI
GUINEA
GUINEA-BISSAU
SIERRA LEONE
LIBERIA
CÔTE D'IVOIRE
N
14°W
12°W
10°W
8°W
6°W
12°N
10°N
8°N
Koundara
Niagassola
Gaoual
Kogon R.
Koumba R.
Tougue
Tinkisso R.
Siguiri
Labé
Dinguiraye
Niger R.
Sangarédi
Pita
Boké
Télimélé
Dabola
Kamsar
Dalaba
Kouroussa
Mandiana
Fria
Konkouré R.
Mamou
Kankan
Boffa
Kindia
Faranah
Dubreka
Coyah
Conakry
Forécariah
Kissidougou
Kérouané
Simandou
Beyla
Guéckédou
Macenta
Lola
Nzerekore
Legend
Port
Airport
Mine
Project
Town
Railway
Road
0
50
100 km

Production, Mineral Reserves, Mineral Resources and Operations

Annual Report on Form 20-F 2023 | riotinto.com	313

Iron ore[2]	Likely mining method[1]	Measured Mineral Resources as at 31 December 2023						Indicated Mineral Resources as at 31 December 2023
		Tonnage	Grade					Tonnage	Grade
		Mt	% Fe	% SiO2	% Al2O3	% P	% LOI	Mt	% Fe	% SiO2	% Al2O3	% P	% LOI
Australia[3]
– Boolgeeda	O/P	–	–	–	–	–	–	–	–	–	–	–	–
– Brockman	O/P	416	62.4	3.4	1.8	0.13	5.0	638	62.5	3.4	1.8	0.13	4.6
– Brockman Process Ore	O/P	209	57.2	6.2	4.0	0.16	7.0	353	56.7	6.3	4.1	0.15	7.4
– Channel Iron Deposit	O/P	627	56.4	5.9	2.5	0.05	10.3	1,267	57.6	5.0	2.7	0.07	9.3
– Detrital	O/P	7	61.9	4.1	3.5	0.06	3.2	62	61.1	4.9	3.5	0.06	3.4
– Marra Mamba	O/P	158	62.4	2.9	1.5	0.07	5.9	421	62.7	2.6	1.5	0.06	5.8
Total (Australia)[4]		1,417	59.0	4.8	2.4	0.09	7.7	2,741	59.5	4.4	2.5	0.09	7.3
Iron Ore Company of Canada (Canada)5 6	O/P	125	40.2	36.1	0.2	0.02	–	283	38.8	37.1	0.2	0.03	–
Simandou (Guinea)[7]	O/P	66	67.1	1.9	1.1	0.04	1.0	198	66.2	1.8	1.5	0.05	1.8
Total iron ore		1,609	57.8	7.2	2.2	0.09	6.9	3,222	58.1	7.1	2.2	0.09	6.3
1.Likely mining method: O/P = open pit/surface.
2.Iron ore Mineral Resources are stated on a dry in situ weight basis.
3.Australian iron ore Mineral Resources valuations are based on specific product pricing determined from a base 62% Fines CFR consensus price of US c 133.69  /dmtu. This price is sourced from the average of forecasts from nine brokers/banks (BoAML, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan, Macquarie, Morgan Stanley and UBS) and two analysts (CRU and Woodmac).
4.Australian iron ore deposits (Total Australia) are the equivalent of the Pilbara Property for SK-1300 reporting.
5.Iron Ore Company of Canada (IOC) Mineral Resources are stated as in situ material on a dry basis. This in situ material has the potential to produce marketable product (57% pellets and 43%
concentrate for sale at a natural moisture content of 2%) comprising 54 million tonnes at 65% iron 2.7% silica (Measured), 119 million tonnes at 65% iron 2.7% silica (Indicated) and 104 million tonnes at 65% iron 2.7% silica (Inferred) using process recovery factors derived from current IOC concentrating and pellet operations. LOI is not determined for resource drilling samples, so no estimate of % LOI is available for Mineral Resources.
6.IOC Mineral Resources valuations are based on product pricing of US c 144.35 /dmtu for 65% Fe Concentrate for Sinter (CFS), US c 216.11 /dmtu for 65% Fe blast furnace (BF) grade pellet and
US c 228.35 /dmtu for 67.5% Fe direct reduced (DR) pellets, all CFR China. The consensus 65% Fe fines price CFR China used for IOC concentrate is sourced from an average of forecasts from
Credit Suisse and Woodmac. The BF and DR pellet premiums are sourced from an average of forecasts from Woodmac and CRU.  These premiums are added to the 65% Fe Fines consensus.
7.Simandou Mineral Resources valuations are based on specific product pricing determined from a 65% Fe Fines price of US c 136.10 /dmtu CFR China.  This price is sourced from an average of forecasts from CRU and Woodmac.
Mineral Resources continued

314	Annual Report on Form 20-F 2023 | riotinto.com

Total Measured and Indicated Mineral Resources as at 31 December 2023						Inferred Mineral Resources as at 31 December 2023						Rio Tinto interest %
Tonnage	Grade					Tonnage	Grade
Mt	% Fe	% SiO2	% Al2O3	% P	% LOI	Mt	% Fe	% SiO2	% Al2O3	% P	% LOI

–	–	–	–	–	–	532	57.9	4.8	3.9	0.17	7.6	100.0
1,054	62.5	3.4	1.8	0.13	4.8	4,425	62.3	3.2	1.8	0.13	5.3	74.6
563	56.9	6.3	4.1	0.15	7.3	1,676	56.9	5.9	4.1	0.16	7.7	66.9
1,894	57.2	5.3	2.6	0.07	9.6	3,421	56.3	6.0	3.1	0.08	9.7	68.6
69	61.2	4.8	3.5	0.06	3.4	1,126	60.7	4.2	3.7	0.06	4.2	72.2
579	62.6	2.6	1.5	0.06	5.9	2,619	61.6	3.1	1.8	0.07	6.4	61.4
4,158	59.3	4.6	2.5	0.09	7.5	13,799	59.7	4.3	2.6	0.11	6.9
408	39.2	36.8	0.2	0.03	–	251	38.8	37.5	0.2	0.03	–	58.7
264	66.5	1.8	1.4	0.05	1.6	340	65.8	1.4	1.4	0.07	2.8	45.1
4,831	58.0	7.1	2.2	0.09	6.5	14,391	59.5	4.8	2.6	0.11	6.7
Iron Ore Australia
Mineral Resources tonnes have increased for Channel Iron Deposit and Brockman Process Ore on the basis of additional drilling and updated resource models.
Simandou
Simandou Mineral Resources tonnes decreased due to conversion to Mineral Reserves following completion of the feasibility study for Ouéléba.  A JORC Table 1 in support of this change was released to the market on 6 December 2023 and can be viewed at riotinto.com/resources-and-reserves.
Production, Mineral Reserves, Mineral Resources and Operations

Annual Report on Form 20-F 2023 | riotinto.com	315

Copper2 3	Likely mining method[1]	Measured Mineral Resources as at 31 December 2023					Indicated Mineral Resources as at 31 December 2023
		Tonnage	Grade				Tonnage	Grade
		Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo
Winu (Australia)	O/P	–	–	–	–	–	222	0.45	0.35	2.73	–
Bingham Canyon (US)[4]
– Bingham Open Pit	O/P	38	0.47	0.15	2.47	0.020	22	0.39	0.16	2.66	0.016
– Underground Skarns	U/G	0.2	2.52	1.27	10.56	0.056	12	2.75	1.17	60.67	0.010
Resolution (US)	U/G	–	–	–	–	–	398	1.89	–	3.70	0.042
Total (US)		38	0.48	0.16	2.50	0.020	432	1.84	0.04	5.23	0.040
Escondida (Chile)[5]
– Escondida - mixed	O/P	4	0.39	–	–	–	6	0.45	–	–	–
– Escondida - oxide	O/P	4	0.32	–	–	–	2	0.58	–	–	–
– Escondida - sulphide	O/P	462	0.57	–	–	–	378	0.50	–	–	–
Total (Chile)		470	0.57	–	–	–	386	0.50	–	–	–
La Granja (Peru)	O/P	–	–	–	–	–	59	0.85	–	–	–
Oyu Tolgoi (Mongolia)[6]
– Heruga ETG	U/G	–	–	–	–	–	–	–	–	–	–
– Heruga OT	U/G	–	–	–	–	–	–	–	–	–	–
– Hugo Dummett North[7]	U/G	38	1.90	0.50	4.30	–	251	1.39	0.35	3.24	–
– Hugo Dummett North Extension	U/G	–	–	–	–	–	48	1.62	0.55	4.21	–
– Hugo Dummett South	U/G	–	–	–	–	–	–	–	–	–	–
– Oyut Open Pit	O/P	11	0.41	0.38	1.10	–	61	0.33	0.30	1.13	–
– Oyut Underground	U/G	6	0.48	0.91	1.31	–	33	0.38	0.61	1.18	–
Total (Mongolia)		55	1.44	0.53	3.33	–	393	1.17	0.39	2.86	–
Total Copper		563	0.65	0.06	0.49	0.001	1,491	1.07	0.17	2.67	0.012
1.Likely mining method: O/P = open pit/surface; U/G = underground.
2.Copper Mineral Resources are stated on an in-situ dry weight basis.
3.Copper Mineral Resources valuations excluding Oyu Tolgoi and Escondida, are based on commodity prices of US c 362.42 /lb for copper, US$ 1,535.98 /oz for gold, US$ 20.84 /oz for silver and
US$ 13.32 /lb for molybdenum. These prices are sourced from the average of the available forecasts from ten brokers/banks (Barclays, BoAML, Citigroup, Credit Suisse, Deutsche Bank,
Goldman Sachs, JP Morgan, Macquarie, Morgan Stanley and UBS) and two analysts (CRU and Woodmac).
4.Bingham Canyon Open Pit molybdenum grades interpolated from exploration drilling assays have been factored based on a long reconciliation history to blast hole and mill samples.
5.Escondida Mineral Resources valuations are based on a copper price of US c 429 /lb supplied by the JV partner.
6.Oyu Tolgoi Mineral Resources valuations are based on commodity prices of US c 380.00 /lb for copper, US$ 1,567.00 /oz for gold, US$ 20.90 /oz for silver and US$ 12.40 /lb for molybdenum.
These are based on August 2022 consensus prices sourced from the average forecasts from ten brokers/banks (Barclays, BoAML, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP
Morgan, Macquarie, Morgan Stanley and UBS) and two analysts (CRU and Woodmac).
7.The Hugo Dummett North Mineral Resources include approximately 0.9 million tonnes of stockpiled material at a grade of 0.35% copper, 0.11 g/t gold and 0.85 g/t silver.
Mineral Resources continued

316	Annual Report on Form 20-F 2023 | riotinto.com

Total Measured and Indicated Mineral Resources as at 31 December 2023					Inferred Mineral Resources as at 31 December 2023					Rio Tinto interest
Tonnage	Grade				Tonnage	Grade
Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo	%
222	0.45	0.35	2.73	–	499	0.38	0.33	1.98	–	100.0

59	0.44	0.15	2.54	0.018	12	0.26	0.20	2.56	0.005	100.0
12	2.75	1.17	60.03	0.011	14	2.51	0.91	15.41	0.008	100.0
398	1.89	–	3.70	0.042	624	1.28	–	2.74	0.031	55.0
470	1.73	0.05	5.01	0.038	650	1.29	0.02	3.01	0.030

10	0.43	–	–	–	7	0.47	–	–	–	30.0
6	0.41	–	–	–	2	0.65	–	–	–	30.0
840	0.54	–	–	–	3,070	0.53	–	–	–	30.0
856	0.54	–	–	–	3,079	0.53	–	–	–
59	0.85	–	–	–	1,886	0.50	–	–	–	45.0

–	–	–	–	–	842	0.41	0.40	1.44	0.012	56.1
–	–	–	–	–	71	0.42	0.30	1.58	0.011	66.0
289	1.46	0.37	3.38	–	474	0.83	0.29	2.47	–	66.0
48	1.62	0.55	4.21	–	90	1.05	0.37	2.85	–	56.1
–	–	–	–	–	483	0.83	0.07	1.87	–	66.0
72	0.34	0.31	1.12	–	210	0.29	0.19	1.01	–	66.0
39	0.40	0.66	1.20	–	95	0.41	0.42	1.25	–	66.0
448	1.20	0.41	2.91	–	2,265	0.60	0.28	1.76	0.005
2,054	0.95	0.14	2.08	0.009	8,379	0.59	0.10	0.83	0.004
Bingham Canyon
Open Pit Mineral Resources tonnes decreased following conversion of Mineral Resources to Mineral Reserves, exclusion of uneconomic material, mining depletion and model updates. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of the Annual Report and can be viewed at
riotinto.com/resources-and-reserves.
Underground Skarns Mineral Resources represent the combined Mineral Resources from the various underground deposits at Bingham Canyon.
La Granja
As reported to the market on 28 August 2023, Rio Tinto and First Quantum Minerals (First Quantum) completed a transaction to form a joint venture that will work to unlock the development of the La Granja project in Peru, with First Quantum acquiring a 55% stake in the project. The reported Mineral Resources and Rio Tinto interest percentage (45%) reflect this change.
Production, Mineral Reserves, Mineral Resources and Operations

Annual Report on Form 20-F 2023 | riotinto.com	317

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2023			Indicated Mineral Resources as at 31 December 2023
		Tonnage	Grade		Tonnage	Grade
Titanium dioxide feedstock2 3		Mt	% Ti minerals	% Zircon	Mt	% Ti minerals	% Zircon
QIT Madagascar Minerals (QMM) (Madagascar)	O/P	356	4.3	0.2	318	4.0	0.2
Richards Bay Minerals (RBM) (South Africa)	O/P	—	—	—	8	12.0	8.1
Rio Tinto Iron and Titanium (RTIT) Quebec Operations (Canada)	O/P	—	—	—	11	84.9	—
Total titanium dioxide feedstock		356	4.3	0.2	337	6.8	8.3
1.Likely mining method: O/P = open pit/surface.
2.Titanium Dioxide Feedstock Mineral Resources are reported as dry in situ tonnes.
3.QMM and RBM Mineral Resources valuations are based on commodity prices of US$ 233.61 /t for 53% TiO2 product and US$ 1,506.50 /t for 66.5% zircon oxide, adjusted for specific products produced. RTIT Quebec Operations Mineral Resources valuations are based on a commodity price of US$ 233.61 /t for 53% TiO2 product adjusted for specific products produced. These prices are sourced from TZMI.

La Granja project – Peru

80°10'W
80'W
79°50'W
79°40'W
79°30'W
79°20'W
79°10'W
79°W
N
Legend
Mine
Project
Town
Road
60°20'S
60°30'S
60°40'S
60°50'S
Canariaco
Incahuasi
CUTERVO PROVINCE
La Granja Project
FERREÑAFE PROVINCE
CHOTA PROVINCE
Llama
LAMBAYEQUE PROVINCE
Mórrope
Los Pircos
El Rosal
Chongoyape
Lambayeque
SANTA CRUZ PROVINCE
CHICLAYO PROVINCE
Chiclayo
La Zanja
Cerro Cushuro
San Miguel Province
0
10 km

Mineral Resources continued

318	Annual Report on Form 20-F 2023 | riotinto.com

Total Measured and Indicated Mineral Resources as at 31 December 2023			Inferred Mineral Resources as at 31 December 2023			Rio Tinto interest
Tonnage	Grade		Tonnage	Grade
Mt	% Ti minerals	% Zircon	Mt	% Ti minerals	% Zircon	%
674	4.2	0.2	477	3.9	0.2	80.0
8	12.0	8.1	–	–	–	74.0
11	84.9	–	16	79.2	–	100.0
693	5.5	4.1	492	6.3	0.2
Richards Bay Mineral (RBM)
Mineral Resources tonnes increased due to the addition of stockpiled material.
Production, Mineral Reserves, Mineral Resources and Operations

Annual Report on Form 20-F 2023 | riotinto.com	319

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2023		Indicated Mineral Resources as at 31 December 2023
		Tonnage		Tonnage
Borates[2]		Mt		Mt
Jadar (Serbia)3 4	U/G	–		14

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2023		Indicated Mineral Resources as at 31 December 2023
		Tonnage	Grade	Tonnage	Grade
Diamonds[5]		Mt	Carats per tonne	Mt	Carats per tonne
Diavik (Canada)[6]	U/G	1.5	2.4	1.2	2.7

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2023		Indicated Mineral Resources as at31 December 2023
		Tonnage	Grade	Tonnage	Grade
Lithium[5]		Mt	% Li2O	Mt	% Li2O
Jadar (Serbia)[4]	U/G	–	–	85	1.76
1.Type of mine: U/G = underground.
2.Borates Mineral Resources are stated as dry in situ B2O3, rather than marketable product as in Mineral Reserves.
3.Jadar equivalent dry in situ Mineral Resources comprise of 85 million tonnes at 16.1% B2O3 (Indicated) and 58.0 million tonnes at 12.0% B2O3 (Inferred).
4.Jadar Mineral Resources valuations are based on commodity prices of US$ 8,750 /t for lithium carbonate and US$ 1,100 /t for boric acid. These prices were sourced from CRU.
5.Diamond and lithium Mineral Resources are stated as dry in situ tonnes.
6.Diavik Mineral Resources valuations are based on a three-year trailing average price of US$ 128.38 /ct.

Jadar project – Serbia

19°E
19°30'E
20°E
20°30'E
N
45°N
44°30'N
BOSNIA AND HERZEGOVINA
SERBIA
Šabac
Belgrade
Loznica
Jadar
Serbia
Legend
Project
Town
Railway
Road
20 km

Mineral Resources continued

320	Annual Report on Form 20-F 2023 | riotinto.com

Total Measured and Indicated Mineral Resources as at 31 December 2023		Inferred Mineral Resources as at 31 December 2023		Rio Tinto interest
Tonnage		Tonnage
Mt		Mt		%
14		7		100.0

Total Measured and Indicated Mineral Resources as at 31 December 2023		Inferred Mineral Resources as at 31 December 2023		Rio Tinto interest
Tonnage	Grade	Tonnage	Grade
Mt	Carats per tonne	Mt	Carats per tonne	%
2.7	2.5	0.3	2.1	100.0

Total Measured and Indicated Mineral Resources as at 31 December 2023		Inferred Mineral Resources as at 31 December 2023		Rio Tinto interest
Tonnage	Grade	Tonnage	Grade
Mt	% Li2O	Mt	% Li2O	%
85	1.76	58	1.87	100.0
Diavik
Mineral Resources tonnes increased based on a review of the material remaining at the end of mine life in combination with unplanned tonnes in the crown and sill pillars.
Production, Mineral Reserves, Mineral Resources and Operations

Annual Report on Form 20-F 2023 | riotinto.com	321
Mineral Resources and Mineral
Reserves governance and internal
controls
Rio Tinto has well-established governance
processes and internal controls to support the
generation and publication of Mineral
Resources and Mineral Reserves, including a
series of business unit and product group
structures and processes independent of
operational reporting.
Audit & Risk Committee
The Audit & Risk Committee’s remit includes
the governance of Mineral Resources and
Mineral Reserves. This includes an annual
review of Mineral Resources and Mineral
Reserves at a Group level, as well as a review
of findings and progress from the Group
Internal Audit program.
Ore Reserves Steering Committee
The Ore Reserves Steering Committee
(ORSC), chaired by the Chief Technical
Officer, Development & Technology, meets at
least quarterly. The ORSC comprises senior
representatives across our technical, financial,
governance and business groups, and
oversees the appointment of Qualified
Persons nominated by the business units;
reviews Exploration Results, Mineral
Resources or Mineral Reserves data prior to
public reporting; and oversees the
development of the Group Mineral Resources
and Mineral Reserves standards and
guidance.
Orebody Knowledge Centre
of Excellence
The Orebody Knowledge Centre of Excellence
contains a dedicated Orebody Knowledge
Technical Assurance team. Orebody
Knowledge Technical Assurance, in
conjunction with the ORSC, is the guardian
and author of Group Mineral Resources and
Mineral Reserves standards and guidance,
and is responsible for the governance and
compilation of Group Mineral Resources,
Mineral Reserves and reconciliation reporting.
The Technical Assurance team also advises
on disclosure obligations, monitors the
external reporting environment and facilitates
internal audits.
Internal Auditing
Mineral Resources and Mineral Reserves
internal audits are conducted by independent
external consulting personnel in a programme
managed by Orebody Knowledge Technical
Assurance. Material findings are reported
outside of the product group reporting line to
the ORSC, and all reports and action plans
are reviewed by the ORSC for alignment to
internal and external reporting standards.
During 2023, two internal Mineral Resources
and Mineral Reserves audits were completed.
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
Mineral Resources and Mineral
Reserves risk management
Risks to our Mineral Resources and
Mineral Reserves estimates are managed
through comprehensive risk assessments
undertaken in support of the annual reporting
cycle. Risks are identified and managed by
verifying controls, determining and
undertaking suitable actions to remove or
reduce the risk, conducting reviews, and
maintaining compliance with standards and
procedures. Risks are managed through a
commercial risk management solution.
At the end of each reporting cycle, we analyse
the Mineral Resources and Mineral Reserves
risks across all business units to ensure both
consistency of reporting and determine any
Group-wide risks to the various processes.
Mineral Resources continued

322	Annual Report on Form 20-F 2023 | riotinto.com
Qualified Persons

	Association(a)	Employer	Accountability	Deposits
Bauxite
A McIntyre	AusIMM	Rio Tinto	Resources	Gove, East Weipa and Andoom, North of Weipa, Amrun
W Saba	AusIMM		Reserves	Gove, East Weipa and Andoom, Amrun
M Alpha DIALLO	EFG	Compagnie des Bauxites de Guinée	Resources	Sangaredi
M Keersemaker	AusIMM	External consultant to Compagnie des Bauxites de Guinée	Reserves
R Aglinskas	AusIMM	External consultants to Mineração Rio do Norte	Resources	Trombetas
L H Costa	AusIMM		Reserves

Borates
B Griffiths	SME	Rio Tinto	Reserves	Boron

Copper
H Martin	AusIMM	Rio Tinto	Resources	Resolution(b)(c)
J Marshall	AusIMM		Resources
A Schwarz	AusIMM		Resources
O Togtokhbayar	AusIMM	Rio Tinto	Resources	Oyu Tolgoi(b) (c) (d)
B Ndlovu	AusIMM		Reserves
N Robinson	AusIMM		Reserves
R Hayes	AusIMM	Rio Tinto	Resources	Bingham Canyon(b) (c) (d)
A Chiquini	AusIMM		Resources
P Rodriguez	AusIMM		Resources
C McArthur	AusIMM		Reserves
B Pett	AusIMM		Reserves
R Maureira	AusIMM	Minera Escondida Ltda.	Resources	Escondida, Escondida – Chimborazo – sulphide, Pampa Escondida – sulphide(d), Pinta Verde
P Castillo	AusIMM		Reserves	Escondida
J Marshall	AusIMM	Rio Tinto	Resources	La Granja
J Pocoe	AusIMM	Rio Tinto	Resources	Winu(b) (d)

Diamonds
K Pollock	NAPEG	Rio Tinto	Resources & Reserves	Diavik
C Auld	NAPEG		Reserves

Iron ore
M Styles	AusIMM	Rio Tinto	Resources	Simandou
M Apfel	AusIMM		Reserves
M McDonald	PEGNL	Rio Tinto	Resources	Iron Ore Company of Canada
B Power	PEGNL		Resources
R Way	PEGNL		Resources
R Williams	PEGNL		Reserves
S Roche	AusIMM		Reserves
N Brajkovich	AusIMM	Rio Tinto	Resources	Rio Tinto Iron Ore – Boolgeeda, Brockman, Brockman Process Ore, Channel Iron Deposit, Detrital, Marra Mamba
M Judge	AusIMM		Resources
E Barron	AusIMM		Resources
AA Latscha	AusIMM		Resources
P Savory	AusIMM		Resources
P Barnes	AusIMM		Reserves	Rio Tinto Iron Ore – Brockman Ore, Marra Mamba Ore, Pisolite (Channel Iron) Ore
R Bleakley	AusIMM		Reserves
B Satria Yudha	AusIMM		Reserves
L Vilela Couto	AusIMM		Reserves

Lithium
I Misailovic	EFG	Rio Tinto	Resources	Jadar(e)
D Tanaskovic	EFG		Resources

Titanium dioxide feedstock
J Dumouchel	OGQ	Rio Tinto	Resources	Rio Tinto Iron and Titanium Quebec Operations (RTIT Quebec Operations)
D Gallant	OIQ		Reserves
A Cawthorn-Blazeby	SACNASP	Rio Tinto	Resources	Richards Bay Minerals (RBM)(f)
S Mnunu	SACNASP		Reserves
A Louw	AusIMM	Rio Tinto	Resources	QIT Madagascar Minerals (QMM)(f)
H Rakotonindrainy	IOM3		Reserves
(a)AusIMM: Australasian Institute of Mining and Metallurgy
EFG: European Federation of Geologists
IOM3: Institute of Materials, Minerals and Mining
NAPEG: Association of Professional Engineers; Geologists and Geophysicists of the Northwest Territories
OGQ: L’Ordre des Géologues du Québec
OIQ: L’Ordre des Ingénieurs du Québec
PEGNL: Professional Engineers and Geoscientists Newfoundland and Labrador
SACNASP: South African Council for Natural Scientific Professions SAIMM: Southern African Institute of Mining and Metallurgy
SME: Society of Mining, Metallurgy and Exploration
(b)Includes silver
(c)Includes molybdenum
(d)Includes gold
(e)Includes borates
(f)Includes zircon

Annual Report on Form 20-F 2023 | riotinto.com	323
Mines and production facilities
Group mines as at 31 December 2023
Iron Ore
Production properties

Property
Australian Pilbara
Operations
Mine
Hamersley Iron:
–Brockman 2
–Brockman 4
–Channar
–Gudai-Darri
–Marandoo
–Mount Tom Price
–Nammuldi
–Paraburdoo
–Silvergrass
–Western Turner
Syncline
–Yandicoogina
Ownership
100% Rio Tinto
Operator
Rio Tinto
Location
Pilbara region,
Western Australia

Access and infrastructure
Access and infrastructure within the property includes:
–a network of sealed and unsealed roads connecting to public roads and highways
–public and Rio Tinto-operated airports
–a Hamersley and Robe owned integrated heavy haulage rail
network, operated by Pilbara Iron comprising in excess of
1,890km of rail, multiple rail cars and locomotives
–four shipping terminals, located at Dampier and Cape
Lambert and managed as a single port system
–water piping networks for both abstracted water and supply of fresh water to sites
–managed accommodation villages for fly-in fly-out (FIFO) sites
–a housing portfolio managing properties in the towns of
Dampier, Wickham, Karratha, Pannawonica, Paraburdoo and
Tom Price
–tailings storage facilities at several mine sites.
All assets are subject to routine inspections and ongoing
investment and maintenance programs to ensure these remain
fit-for-purpose.
Title/lease/acreage
Agreements for life of mine with Government of Western
Australia, save for the Yandicoogina mining lease, which expires in 2039 with an option to extend for 21 years.
Mount Tom Price, Marandoo, Brockman 2, Brockman 4,
Nammuldi and Western Turner Syncline Mineral and Mining
Leases held under Iron Ore (Hamersley Range) Agreement
Act 1963.
Area of ML4SA approximately 79,329 hectares (ha).
Area of M272SA approximately 14,136ha.
Gudai-Darri Mineral Lease held under Iron Ore (Mount Bruce)
Agreement Act 1972.
Area of ML252SA 47,406ha.
Paraburdoo and Eastern Range Mineral Lease held under Iron
Ore (Hamersley Range) Agreement Act 1968.
Area of ML246SA approximately 12,950ha.
Channar Mining Lease held under Iron Ore (Channar Joint
Venture) Agreement Act 1987. Mining lease expires in 2028 with an option to extend by up to five years.
Area of M265SA approximately 5,965ha.
Yandicoogina Mining Lease held under Iron Ore (Yandicoogina)
Agreement Act 1996.
Area of M274SA approximately 30,550ha.
Key permit conditions
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

History
Mount Tom Price began operations in 1966, followed by
Paraburdoo in 1974. During the 1990s, Channar (1990),
Brockman 2 (1992), Marandoo (1994) and Yandicoogina (1998)
achieved first ore. Nammuldi achieved first ore in 2006 followed by Brockman 4 (2010), Western Turner Syncline (2011) and
Silvergrass (2017). The latest addition to the network of
Hamersley Iron mines, Gudai-Darri, had first ore railed in
December 2021, and commissioned its primary crusher in the
second quarter of 2022.
Property description/type of mine
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
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Brockman 2, Brockman 4, Channar, Gudai-Darri, Tom Price,
Paraburdoo and Western Turner Syncline: mineralisation is
haematite/goethite mineralisation hosted within the banded iron formations of the Brockman Formation. Detrital deposits also occur at these sites. At Tom Price and Western Turner Syncline, some goethite/haematite mineralisation hosted within the Marra
Mamba Formation also occurs.
Marandoo, Nammuldi and Silvergrass: mineralisation occurs as goethite/haematite within the banded iron formations of the
Marra Mamba Formation. Some detrital mineralisation also
occurs.
Yandicoogina: goethite mineralisation occurs as pisolite ores within the paleo-channel of a channel iron formation.
Processing plants and other available facilities
At Brockman 2, Brockman 4, the Nammuldi dry plant and Gudai-
Darri, dry crushing and screening is used to produce lump and fines iron ore products. Ore from the Silvergrass and Nammuldi mines is blended and processed through a wet scrubbing and
screening plant, ahead of desliming of the fines product using hydrocyclones. At Marandoo, wet scrubbing and screening is
used to produce lump and fines iron ore products, prior to
desliming of fines products using hydrocyclones. Ore from the
Channar and Paraburdoo mines is crushed and then processed
through a central tertiary crushing and dry screening plant to produce a dry lump product, with further wet processing of the fines using hydrocyclones to remove slimes. Ore from the Tom
Price and Western Turner Syncline mines is directed to either the high-grade plant for dry crushing and screening to dry lump and fines products, or to the low grade plant for beneficiation. Heavy media separation is used to beneficiate low-grade lump, and a combination of heavy media hydrocyclones and spirals is used to beneficiate the low-grade fines. At Yandicoogina, ore is crushed to fines product only through a combination of dry crushing and screening, or crushing and wet processing of ore using
classification to remove finer particles.
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
Power source
Supplied through the integrated Hamersley and Robe power
network operated by Pilbara Iron.

Mines and production facilities continued

324	Annual Report on Form 20-F 2023 | riotinto.com

Property
Australian Pilbara
Operations
Mine
Bao-HI Joint Venture:
–Eastern Range and
Western Range
mines
Ownership
54% Rio Tinto.
Rio Tinto owns 54% of
the Bao-Hi joint venture
with the remaining 46%
held by China Baowu
Group.
Operator
Rio Tinto
Location
Pilbara region,
Western Australia

Access and infrastructure
Access and infrastructure within the property includes:
–a network of sealed and unsealed roads connecting to public roads and highways
–public and Rio Tinto-operated airports
–a Hamersley and Robe owned integrated heavy haulage rail
network, operated by Pilbara Iron comprising in excess of
1,890km of rail, multiple rail cars and locomotives
–four shipping terminals, located at Dampier and Cape
Lambert and managed as a single port system
–water piping networks for both abstracted water and supply of fresh water to sites
–managed accommodation villages for FIFO sites
–a housing portfolio managing properties in the towns of Dampier,
Wickham, Karratha, Pannawonica, Paraburdoo and Tom Price
–tailings storage facilities at several mine sites.
All assets are subject to routine inspections and ongoing
investment and maintenance programs to ensure these remain
fit-for-purpose.
Title/lease/acreage
Paraburdoo and Eastern Range and Western Range Mineral Lease
held under Iron Ore (Hamersley Range) Agreement Act 1968.
Key permit conditions
State Agreement conditions are set by the Western Australian
Government and broadly comprise environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community initiatives/investment requirements;
and payment of taxes and government royalties.
The current business also operates under an ILUA which
includes commitments for payments made to trust accounts;
Indigenous employment and business opportunities; and
heritage and cultural protections.

History
The Bao-HI joint venture was established in 2002 and has
delivered sales of more than 200 million tonnes of iron ore to
China. First ore from Eastern Range was delivered in 2004.
In 2022, the Bao-HI joint venture was extended with a
commitment to deliver 275 million tonnes of sales of iron ore to
China. First ore from Western Range is planned for 2024 utilising existing infrastructure, with a new crusher at Western Range mine planned to be operational in 2025.
Property description/type of mine
All mines operated by Rio Tinto within the property are open pit mines. The mining method employed uses conventional surface
mining, whereby shovels and loaders are used to load drilled and blasted material into trucks for removal to waste dumps or feed to process plants.
In addition to mining activities, Rio Tinto conducts both
exploration and development drilling across the property.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Mineralisation at Eastern Range and Western Range occurs as
haematite/goethite mineralisation hosted within the banded iron formations of the Brockman Formation.
Processing plants and other available facilities
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
Power source
Supplied through the integrated Hamersley and Robe power
network operated by Pilbara Iron.

Property Australian Pilbara Operations Mine Hope Downs 1 Ownership 50% Rio Tinto 50% Hancock Prospecting Pty Ltd Operator Rio Tinto Location Pilbara region, Western Australia
Access and infrastructure
Access and infrastructure within the property includes:
–a network of sealed and unsealed roads connecting to public roads and highways
–public and Rio Tinto-operated airports
–a Hamersley and Robe owned integrated heavy haulage rail
network, operated by Pilbara Iron comprising in excess of
1,890km of rail, multiple rail cars and locomotives
–four shipping terminals, located at Dampier and Cape
Lambert and managed as a single port system
–water piping networks for both abstracted water and supply of fresh water to sites
–managed accommodation villages for FIFO sites
–tailings storage facilities at several mine sites.
All assets are subject to routine inspections and ongoing
investment and maintenance programs to ensure these remain
fit-for-purpose.

Title/lease/acreage
Mining lease expires in 2027 with two options to extend of
21 years each.
Mining lease held under Iron Ore (Hope Downs) Agreement
Act 1992.
Key permit conditions
State Agreement conditions are set by the Western Australian
Government and broadly comprise environmental compliance
and reporting obligations; closure and rehabilitation
considerations; local procurement and community initiatives/
investment requirements; and payment of taxes and government royalties.
The current business also operates under an ILUA which
includes commitments for payments made to trust accounts;
Indigenous employment and business opportunities; and
heritage and cultural protections.
History
Joint venture between Rio Tinto and Hancock Prospecting.
Construction of Stage 1 to 22Mtpa commenced 2006 and
first production occurred 2007. Stage 2 to 30Mtpa
completed 2009.

Production, Mineral Reserves, Mineral Resources and Operations

Annual Report on Form 20-F 2023 | riotinto.com	325
Group mines as at 31 December 2023
Iron Ore continued

Property Australian Pilbara Operations Mine Hope Downs 1 Ownership 50% Rio Tinto 50% Hancock Prospecting Pty Ltd Operator Rio Tinto Location Pilbara region, Western Australia
Property description/type of mine
All mines operated by Rio Tinto within the property are open pit mines. The mining method employed uses conventional surface
mining, whereby shovels and loaders are used to load drilled and blasted material into trucks for removal to waste dumps or feed to process plants.
In addition to mining activities, Rio Tinto conducts both
exploration and development drilling across the property.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Mineralisation at Hope Downs 1 occurs as goethite/haematite
within the banded iron formations of the Marra Mamba and
Brockman Formation. Some detrital mineralisation also occurs.

Processing plants and other available facilities
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
Power source
Supplied through the integrated Hamersley and Robe power
network operated by Pilbara Iron.

Property Australian Pilbara Operations Mine Hope Downs 4 Ownership 50% Rio Tinto 50% Hancock Prospecting Pty Ltd Operator Rio Tinto Location Pilbara region, Western Australia
Access and infrastructure
Access and infrastructure within the property includes:
–a network of sealed and unsealed roads connecting to public roads and highways
–public and Rio Tinto-operated airports
–a Hamersley and Robe owned integrated heavy haulage rail
network, operated by Pilbara Iron comprising in excess of
1,890km of rail, multiple rail cars and locomotives
–four shipping terminals, located at Dampier and Cape
Lambert and managed as a single port system
–water piping networks for both abstracted water and supply of fresh water to sites
–managed accommodation villages for FIFO sites
–tailings storage facilities at several mine sites.
All assets are subject to routine inspections and ongoing
investment and maintenance programs to ensure these remain
fit-for-purpose.
Title/lease/acreage
Mining lease expires in 2027 with two options to extend of
21 years each.
Mining lease held under Iron Ore (Hope Downs) Agreement
Act 1992.
Key permit conditions
State Agreement conditions are set by the Western Australian
Government and broadly comprise environmental compliance
and reporting obligations; closure and rehabilitation
considerations; local procurement and community initiatives/
investment requirements; and payment of taxes and government royalties.
The current business also operates under an ILUA which
includes commitments for payments made to trust accounts;
Indigenous employment and business opportunities; and
heritage and cultural protections.

History
Joint venture between Rio Tinto and Hancock Prospecting.
Construction of wet plant processing to 15Mtpa commenced
2011 and first production occurred 2013.
Property description/type of mine
All mines operated by Rio Tinto within the property are open pit mines. The mining method employed uses conventional surface
mining, whereby shovels and loaders are used to load drilled and blasted material into trucks for removal to waste dumps or feed to process plants.
In addition to mining activities, Rio Tinto conducts both
exploration and development activities across the property.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Mineralisation at Hope Downs 4 occurs as haematite/goethite
mineralisation hosted within the banded iron formations of the
Brockman Formation.
Processing plants and other available facilities
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
Power source
Supplied through the integrated Hamersley and Robe power
network operated by Pilbara Iron.

Mines and production facilities continued

326	Annual Report on Form 20-F 2023 | riotinto.com

Property
Australian Pilbara
Operations
Mine
Robe River Iron
Associates:
Robe Valley mines:
–Mesa A
–Mesa J
–West Angelas
Ownership
53% Rio Tinto
Robe River is a joint
venture between
Rio Tinto (53%), Mitsui
Iron Ore Development
(33%), and Nippon
Steel Corporation
(14%)
Operator
Rio Tinto
Location
Pilbara region,
Western Australia

Access and infrastructure
Access and infrastructure within the property includes:
–a network of sealed and unsealed roads connecting to public roads and highways
–public and Rio Tinto-operated airports
–a Hamersley and Robe owned integrated heavy haulage rail
network, operated by Pilbara Iron comprising in excess of
1,890km of rail, multiple rail cars and locomotives
–four shipping terminals, located at Dampier and Cape
Lambert and managed as a single port system
–water piping networks for both abstracted water and supply of fresh water to sites
–managed accommodation villages for FIFO sites
–a housing portfolio managing properties in the towns of
Dampier, Wickham, Karratha, Pannawonica, Paraburdoo and
Tom Price
–tailings storage facilities at several mine sites.
All assets are subject to routine inspections and ongoing
investment and maintenance programmes to ensure these
remain fit-for-purpose.
Title/lease/acreage
Agreements for life of mine with Government of
Western Australia.
Mineral lease held under Iron Ore (Robe River) Agreement
Act 1964.
Key permit conditions
State Agreement conditions are set by the Western Australian
Government and broadly comprise environmental compliance
and reporting obligations; closure and rehabilitation
considerations; local procurement and community initiatives/
investment requirements; and payment of taxes and government royalties.
The current business also operates under an ILUA which
includes commitments for payments made to trust accounts;
Indigenous employment and business opportunities; and
heritage and cultural protections.

History
The first shipment from Robe Valley was in 1972. Interest
acquired in 2000 through North Limited acquisition. First ore was shipped from West Angelas in 2002.
Property description/type of mine
All mines operated by Rio Tinto within the property are open pit mines. The mining method employed uses conventional surface
mining, whereby shovels and loaders are used to load drilled and blasted material into trucks for removal to waste dumps or feed to process plants.
In addition to mining activities, Rio Tinto conducts both
exploration and development drilling across the property.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Robe Valley deposits: goethite mineralisation occurs as pisolite ores within the paleo-channel of a channel iron formation.
West Angelas deposit: mineralisation occurs as goethite/
haematite within the banded iron formations of the Marra Mamba
Formation. Some detrital mineralisation also occurs.
Processing plants and other available facilities
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
Power source
Supplied through the integrated Hamersley and Robe power
network operated by Pilbara Iron.

Property
Dampier Salt Port
Hedland, Dampier and
Lake Macleod
Mine
–
Ownership
68.4% Rio Tinto
Dampier Salt is a joint
venture between
Rio Tinto (68%),
Marubeni Corporation
(22%) and Sojitz
(10%)
Operator
Rio Tinto (Dampier
Salt Limited)
Location
Gascoyne and Pilbara
regions, Western
Australia

Access and infrastructure
Road and port.
Title/lease/acreage
Mining and mineral leases expiring in 2034 at Dampier, 2029 at
Port Hedland and 2031 at Lake MacLeod.
Mineral leases are held under Dampier Solar Salt Industry
Agreement Act 1967, Leslie Solar Salt Industry Agreement Act
1966 and Evaporites (Lake MacLeod) Agreement Act
1967 respectively.
Key permit conditions
State Agreement conditions are set by the Western Australian
Government and broadly comprise environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community initiatives/investment requirements;
and payment of taxes and government royalties.
History
Construction of the Dampier field started in 1969; first shipment in
1972. Lake MacLeod was acquired in 1978 as an operating field.
Port Hedland was acquired in 2001 as an operating field.
In January 2024, Dampier Salt entered into a sales agreement for
Lake MacLeod with privately owned salt company Leichhardt
Industrials Group. Completion of the sale is conditional on certain commercial and regulatory conditions being satisfied, and this is expected to occur by the end of the year.
Property description/type of mine
Solar evaporation of seawater at Dampier and Port Hedland;
underground brine at Lake MacLeod; extraction of gypsum at
Lake MacLeod.

Type of mineralisation
Salt is grown every year through solar evaporation in permanent crystallising pans.
Gypsum is present in the top layer covering most of Lake
Macleod.
Processing plants and other available facilities
Salt is processed through a washing plant, consisting of
screening washbelts at Lake MacLeod, Screwbowl classifiers
and static screens at Port Hedland and sizing screens, counter-
current classifiers with dewatering screens and centrifuges at
Dampier. Dampier produces shipping-ready product for
immediate shiploading. Washed salt at Lake MacLeod and Port
Hedland is dewatered on stockpiles.
Lake Macleod also mines and processes gypsum in leaching
heaps.
Power source
Long-term contracts with Hamersley Iron and Horizon Power and on-site generation.

Production, Mineral Reserves, Mineral Resources and Operations

Annual Report on Form 20-F 2023 | riotinto.com	327
Group mines as at 31 December 2023
Copper
Production properties

Property Escondida Ownership 30% Rio Tinto – 57.5% BHP, 10% JECO Corporation consortium comprising Mitsubishi, JX Nippon Mining and Metals (10%), 2.5% JECO 2 Ltd Operator BHP Location Atacama Desert, Chile
Access and infrastructure
Road and rail, including a pipeline and road to the deep sea port at Coloso:
–One concentrate pipeline from mine site to port facility at
Coloso
–Two desalinisation plants at Coloso port along with water
treatment plant for concentrate filtrate,
–Two water pipelines and four pump stations for freshwater
supply to site,
–Roadway to site, rail line for supplies and cathode transport, power transport facilities to tie site to power grid,
–Site offices, housing, and cafeteria facilities to support
employees and contractors on site,
–Warehouse buildings and laydown facilities to support
operations and projects on site.
Title/lease/acreage
Rights conferred by Government under Chilean Mining Code.
Eighteen mineral rights leases with a total of 58,934ha.
Key permit conditions
Annual tenement payments (due March each year). The current
business operates under the rights conferred by the Government under Chilean Mining Code and includes key underlying
documents such as the Environmental Impact Assessment
Permit as well as the Closure Plan Permit.
History
Production started in 1990 and since then capacity has been
expanded numerous times. In 1998 first cathode was produced from the oxide leach plant, and during 2006 the sulphide leach plant was inaugurated, a year after the start of Escondida Norte pit production.
In 2016, the third concentrator plant was commissioned.

Property description/type of mine
Two active surface open pit mines in production, Escondida and
Escondida Norte with ore being processed via three processing options, Oxide leach, Sulfide RoM leach, or conventional flotation concentrators.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Consists of a series of porphyry deposits containing copper, minor gold, silver, and molybdenum.
Processing plants and other available facilities
Los Colorados, Laguna Seca Line 1, and Laguna Seca Line 2
Concentrators. Oxide leach facility (OLAP), SL RoM leach facility and SX/EW facility.
Power source
Supplied from grid under various contracts with local generating companies.

Property Rio Tinto Kennecott Ownership 100% Rio Tinto Operator Rio Tinto (Kennecott Utah Copper LLC) Location Near Salt Lake City, Utah, US
Access and infrastructure
Pipeline, road and rail.
Title/lease/acreage
Wholly owned – approximately 95,000 acres in total.
Key permit conditions
Permit conditions are established by Utah and US Government
agencies and comprise:
–environmental compliance and reporting
–closure and reclamation requirements
History
Interest acquired in 1989. In 2012, the pushback of the south wall commenced, extending the mine life from 2018 to 2032.
Approval for underground mining at Lower Commercial Skarn
was obtained in 2022.

Property description/type of mine
Open pit and underground (beginning in 2023).
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Porphyry and associated skarn deposits containing copper, gold, silver, molybdenum and tellurium.
Processing plants and other available facilities
Copperton concentrator, Garfield smelter, refinery, and precious metals plant, assay lab and tailings storage facilities.
Power source
Supply contract with Rocky Mountain Power.

Mines and production facilities continued

328	Annual Report on Form 20-F 2023 | riotinto.com

Property
Oyu Tolgoi
Ownership
Rio Tinto owns a 66%
interest in Oyu Tolgoi
LLC; the remaining
34% interest is held by
the Government of
Mongolia through
Erdenes Oyu Tolgoi
LLC
Rio Tinto is
responsible for the
day-to-day operational
management and
development of the
project
Operator
Rio Tinto
Location
Khanbogd soum,
Umnugovi province,
Mongolia

Access and infrastructure
Air and road.
Title/lease/acreage
Three mining licences are 100% held by Oyu Tolgoi LLC:
MV-006708 (the Manakht licence: 4,533ha), MV-006709 (the
Oyu Tolgoi licence: 8,490ha), and MV-006710 (the Khukh Khad
licence: 1,763ha).
Two further licences are held in joint venture with Entrée Gold
LLCMV-015226 (the Shivee Tolgoi Licence) and MV-015225 (the
Javkhlant Licence).
The licence term under the Minerals Law of Mongolia is 30 years with two 20-year extensions. First renewals are due in 2033 and
2039 for the Oyu Tolgoi and Entrée Gold licences respectively.
Key permit conditions
Investment Agreement dated 6 October 2009, between the
Government of Mongolia, Oyu Tolgoi LLC, Turquoise Hill
Resources (TRQ), and Rio Tinto in respect of Oyu Tolgoi
(Investment Agreement).
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

History
Oyu Tolgoi was first discovered in 1996. Construction began in late
2009 after signing of an Investment Agreement with the Government of Mongolia, and first concentrate was produced in 2012. First sales of concentrate were made to Chinese customers in 2013.
The first drawbell of the Hugo North underground mine was fired in 2022. In December 2022, Rio Tinto acquired 100% ownership of TRQ  Sustainable production from underground commenced
in March 2023.
Property description/type of mine
Ore Reserves have been reported at the Oyut and Hugo North
Deposits. The Oyut deposit is currently mined as an open pit using a conventional drill, blast, load, and haul method. The Hugo North deposit is currently being developed as an underground mine.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Consists of a series of porphyry deposits containing copper, gold, silver, and molybdenum.
Processing plants and other available facilities
One copper concentrator with a nominal feed capacity of 100 ktpd currently comprising two SAG mills, four ball mills, rougher and cleaner flotation circuits and up to 1 Mtpa copper concentrate capacity. Other major facilities that support the isolated operations include maintenance workshops, heating plant, sealed airstrip and terminal, and camp facilities with up to 6,000 person capacity to accommodate current operations and the underground construction project. Underground infrastructure in place includes several shafts for ore haulage, personnel haulage and ventilation plus a conveyor decline to surface and associated surface infrastructure.
Power source
Oyu Tolgoi obtains its electricity from the Western Grid of the
Inner Mongolia Autonomous Region (IMAR) in the People's
Republic of China. This power is delivered through a cross-
border 220kV double-circuit transmission line. The electricity is provided by Inner Mongolia Power International Cooperation Co.,
Ltd (IMPIC), a subsidiary of Inner Mongolia Power (Group) Co.,
Ltd. This company is responsible for the ownership and
operation of IMAR's Western Grid. The current power supply
agreement is a collaborative arrangement involving IMPIC and the National Power Transmission Grid SOSC (NPTG) of
Mongolia, which holds the necessary import license. Additionally,
Oyu Tolgoi maintains an on-site diesel generator that functions as a 24/7 standby emergency power source.

Production, Mineral Reserves, Mineral Resources and Operations

Annual Report on Form 20-F 2023 | riotinto.com	329
Group mines as at 31 December 2023
Copper continued
Projects

Property Resolution Ownership 55% Rio Tinto, 45% BHP Operator Rio Tinto Location Superior, Arizona, Pinal County, US
Access and infrastructure
Road, rail and water pipeline.
Title/lease/acreage
Unpatented mining claims:
–2,242 unpatented claims
–44,840 acres
To hold the unpatented lode/placer mining claims, a ‘Notice of
Intent to Hold’ and a Maintenance Fee is filed annually for each claim with the Bureau of Land Management. These claims are
also recorded in the Arizona counties of Pinal and Gila.
Resolution Copper Mining LLC (RCML) have a total of
55 mineral exploration permits: eight permits with a total 4162.89 acres in exploration areas and 47 permits with a total 23,046.63 acres in tailings, tailings corridor, and tailings buffer areas.
RCML have a total of seven special land use permits with a total of 5840.60 acres in stream monitoring, groundwater monitoring, and tailings surface investigation areas.
Fee simple owned property:
12,631 acres.
Key permit conditions
Resolution is in the permitting and study stage of the project. It is currently at the end of a multi-year process to complete its
Environmental Impact Statement under the National Environmental
Protection Act. Future permits will be required for operations such as air quality permits and aquifer protection permits.

History
The Magma Vein (formerly Silver Queen) was discovered in the
1870s and underground mining continued at the Magma Mine
until 1998. In 1996, the Resolution deposit was discovered via an underground drillhole directed south from the Magma Mine
workings. Kennecott Exploration (Rio Tinto) entered the project in
2001 and through an exploration “earn-in” agreement became
operator in 2004.
Property description/type of mine
Block cave underground mining method.
This Property is considered an exploration stage property for
SK-1300 reporting purposes.
Type of mineralisation
Porphyry copper and molybdenum deposit.
Processing plants and other available facilities
Water treatment and reverse osmosis plant, historic tailings impoundments from the Magma Mine No. 9 and No. 10
ventilation shafts.
Power source
115kV power lines to East and West Plant sites with supply
contract with Salt River Project (SRP).

Property Winu Ownership 100% Rio Tinto Operator Rio Tinto Location Great Sandy Desert, Western Australia, Australia
Access and infrastructure
Road is the primary means of access. Flights are being trialled on the gravel airstrip.
Title/lease/acreage
Exploration Licence E45/4833 hosts the deposit. Several
Miscellaneous Licences cover the road access route, associated roads and the emergency-use airstrip. A Mining Lease
Application (M45/1288; 7,500 hectares) has been made and is
awaiting formal approval.
Key permit conditions
Annual rental payments for licences are required under the Western
Australian Mining Act 1978, along with other standard reporting obligations relating to expenditure and works undertaken on the exploration licence.
History
The exploration licence was granted to Rio Tinto in October 2017 and Winu was discovered in December 2017. The first Inferred
Mineral Resource was announced in July 2020 and updated to
an Indicated and Inferred Mineral Resource in February 2022.

Property description/type of mine
Winu is currently undergoing technical studies and all required stakeholder negotiations and applications to secure the
necessary approvals for a potential open pit mining operation.
This Property is considered an exploration stage property for
SK-1300 reporting purposes.
Type of mineralisation
Copper-gold-silver mineralisation hosted within sulphide breccias and quartz veins. A supergene enrichment profile caps most of the primary mineralisation.
Processing plants and other available facilities
Winu comprises camp facilities for up to 112 people, unimproved access roads and trails, and a gravel airstrip.
Power source
Power is provided by diesel generators.

Mines and production facilities continued

330	Annual Report on Form 20-F 2023 | riotinto.com

Property La Granja Ownership 45% Rio Tinto, 55% First Quantum Minerals Operator First Quantum Minerals Location Cajamarca, Northern Peru
Access and infrastructure
Mountain road access only, six hours from Chiclayo.
Title/lease/acreage
The present La Granja Mining Concession grants its titleholders the right to explore and exploit all existing mineral resources within the 3,900 hectares it covers.
Key permit conditions
The Transfer Agreement (in respect of the acquisition of the La
Granja mineral concession dated 31 January 2006, between La
Granja Limitada S.A.C. (formerly known as Rio Tinto Minera
Peru Limitada S.A.C.) and Activos Mineros S.A.C. requires an annual fee ($5 million per semester split by the Peruvian
Government 50:50 between the special federal government fees and the establishment of a social fund). Title is subject to completion and delivery of a feasibility study (FS), and
implementation of a mine subject to approval of the FS by the
Peruvian Government within the timelines established in the
Transfer Agreement.
The Transfer Agreement was extended in April 2023 and is
scheduled to expire (delivery of FS) in January 2028.
History
Rio Tinto received the Mining Concession in 2006, after
BHP and Cambior had returned the leases to the Peruvian
Government. Numerous studies have been completed by
Rio Tinto, up to pre-feasibility study. In August 2023, Rio Tinto and First Quantum Minerals announced the completion of a
transaction that will work to unlock the development of the
La Granja project. Under the terms of the transaction,
First Quantum Minerals acquired a 55% interest in the
project and became the project operator, assuming all key permit obligations.

Property description/type of mine
La Granja is currently undergoing technical studies and
engagement with host communities, local and national
governments focused on development of a potential open pit
mining operation.
This Property is considered an exploration stage property for
SK-1300 reporting purposes.
Type of mineralisation
Porphyry copper and associated skarn deposits, with high grade breccias with minor silver, and molybdenum.
Processing plants and other available facilities
La Granja comprises an exploration camp and water treatment
infrastructure.
Power source
Currently powered by diesel generators. An upgraded power
supply is required for development of the asset.

Production, Mineral Reserves, Mineral Resources and Operations

Annual Report on Form 20-F 2023 | riotinto.com	331
Group mines as at 31 December 2023
Minerals
Production properties

Property Rio Tinto Borates – Boron Ownership 100% Rio Tinto Operator Rio Tinto Location Boron, California, US
Access and infrastructure
Road and rail.
Title/lease/acreage
Land holdings include 13,493 acres (owned, including mineral rights) for the mining operation, plant infrastructure and tailings storage facility.
Key permit conditions
Boron operations currently have all State and Federal
environmental and operational permits in place to continue the mining and processing operation. Regular updates to permits are ongoing.
History
Deposit discovered in 1906, underground mining operations
began in 1925, three underground mining operations were
consolidated and the mining method switched to open pit mining in 1956. Assets were acquired by Rio Tinto in 1967.

Property description/type of mine
Open pit.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Sedimentary sequence of tincal and kernite containing
interbedded claystone enveloped by facies consisting of ulexite and colemanite bearing claystone, and barren claystone.
Processing plants and other available facilities
Boron operations consists of the open pit mine, an ore crushing and conveying system, two process plants (Primary Process and
Boric Acid Plant), shipping facility and tailings storage facilities.
Power source
On-site co-generation units and local power grid.

Property Rio Tinto Iron and Titanium (RTIT) Quebec Operations – Lac Tio Ownership 100% Rio Tinto Operator Rio Tinto Location Havre-Saint-Pierre, Quebec, Canada
Access and infrastructure
Rail, road and port (St Lawrence River).
Title/lease/acreage
A total of 6,534 hectares of licences including two mining
concessions of total 609ha, granted by Province of Quebec in
1949 and 1951 which, subject to certain Mining Act restrictions, confer rights and obligations of an owner.
Key permit conditions
The property is held under Quebec provincial government mining concession permits (Concession minière No 368 and 381). Each is of one year duration renewable as long as the mine is in
operation. RTIT Quebec Operations – Lac Tio have also a
number of claims (exclusive exploration permits) covering
ilmenite occurrences in the region of the mine. These claims are renewable every two years.

History
Production started 1950; interest acquired in 1989.
Property description/type of mine
Open pit.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Magmatic intrusion.
Processing plants and other available facilities
Lac Tio has a crushing facility, dedicated railway, stockpile at the train terminal, ship loader, office buildings at the mine and at the terminal and waste dumps.
Power source
Supplied by Hydro-Québec at regulated tariff.

Property QIT Madagascar Minerals (QMM) Ownership QIT Madagascar Minerals is 80% owned by Rio Tinto and 20% owned by the Government of Madagascar Operator Rio Tinto Location Fort-Dauphin, Madagascar
Access and infrastructure
Road and port.
Title/lease/acreage
Mining lease covering 56,200ha, granted by central government.
Key permit conditions
The permit has a validity of 30 years as of 12 December 1996.
Additional renewal for 10-years each period are granted at
QMM’s request. An annual fee is payable to government
authorities following notification at the beginning of January.
History
Exploration project started in 1986; construction approved 2005.
Ilmenite and zirsil production started 2008. QMM intends to
extract ilmenite and zirsil from heavy mineral sands over an area of about 6,000 hectares along the coast over the next 40 years.

Property description/type of mine
Mineral sand dredging.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Coastal mineralised sands.
Processing plants and other available facilities
QMM has an operating Dredge, Dry Mine Unit, Heavy Mineral
Concentrator, Mineral Separation Plant, Port and bulk loading facilities.
Power source
On-site heavy fuel oil generators; wind and solar project
agreements with independent power producer Crossboundary
Energy are expected to take the asset to 50% renewable energy by 2024. The 8MW photovoltaic (PV) solar plant and 8.25 MWh
lithium-ion battery energy storage system were successfully
commissioned in 2023, and the mine received its first renewable electricity supply. Construction of the 16MW wind project began in the third quarter of 2023 and is scheduled for completion by
2025.

Mines and production facilities continued

332	Annual Report on Form 20-F 2023 | riotinto.com

Property
Richards Bay Minerals
(RBM)
(Richards Bay Mining
(Pty) Limited and
Richards Bay Titanium
(Pty) Limited)
Ownership
RBM is a joint venture
between Rio Tinto
(74%) and Blue
Horizon – a
consortium of
investors and our host
communities
Mbonambi, Sokhulu,
Mkhwanazi and Dube
(24%). The remaining
shares are held in an
employee trust (2%).
Operator
Rio Tinto
Location
Richards Bay,
KwaZulu-Natal,
South Africa

Access and infrastructure
Rail, road and port.
Title/lease/acreage
Mineral rights for Reserve 4 and Reserve 10 issued by South
African State and converted to new order mining rights from 9
May 2012. Mining rights run until 8 May 2041 and covers
11,645ha, including the mined Tisand area.
Key permit conditions
RBM operates in three lease areas, Tisand, Zulti North and Zulti
South, by means of a notarial deed. Tisand (which contains the stockpiled tails) and Zulti North leases are held by Richards Bay
Mining (Pty) Ltd.
RBM is owned by a consortium of local communities and
businesses in line with South Africa’s Broad-Based Black
Economic Empowerment legislation.
History
Production started 1977; initial interest acquired 1989. Fifth mining plant commissioned in 2000. One mining plant
decommissioned in 2008. In September 2012, Rio Tinto doubled its holding in RBM to 74% following the acquisition of BHP
Billiton’s entire interests.

Property description/type of mine
Mineral sand dredging.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Coastal mineralised sands.
Processing plants and other available facilities
RBM manages and operates several dredges, dry mining units,
heavy mineral concentrators and a mineral separation plant.
RBM also has a smelter with furnaces to produce titania slag, pig iron in addition to rutile and zircon.
Power source
Contract with ESKOM.

Property
Iron Ore Company of
Canada (IOC)
Ownership
IOC is a joint venture
between Rio Tinto
(58.7%), Mitsubishi
Corporation (26.2%)
and the Labrador Iron
Ore Royalty
Corporation (15.1%).
Operator
Rio Tinto
Location
Labrador City,
Newfoundland and
Labrador, Canada

Access and infrastructure
–Railway and port facilities in Sept-Îles, Quebec (owned and operated by IOC).
–Public highway.
–Public airport.
Title/lease/acreage
Mining leases, surface rights and a tailings disposal licence are held by the Labrador Iron Ore Royalty Corporation (LIORC),
under the Labrador Mining and Exploration Act. LIORC
subleases these rights to IOC. The mining leases cover
10,356ha, the surface rights cover 8,805ha and the tailings
licence covers 2,784ha. These sub-leased rights are valid until
2050. IOC also directly holds three small mining leases, but none produce saleable products. In addition to the above rights,
IOC also holds a number of mineral licences, either directly or under sub-lease from LIORC.
Key permit conditions
IOC holds numerous permits with the Federal, provincial and
local governments, covering all aspects of the operation. Key permit conditions include:
–Maintaining effluent quality within MDMER criteria
–Maintaining air quality criteria specified in the certificate of approval (for dust, NOx, SO2, CO)
–Prudent resource management
–Progressive rehabilitation
–Monitoring groundwater quality around permitted landfill
–Restricting tailings discharge to the permitted area.

History
Interest acquired in 2000 through acquisition of North Ltd.
Current operation began in 1962 and has processed over one
billion tonnes of crude ore. Annual capacity 23 Mt of concentrate of which 12-13Mt can be pelletised.
Property description/type of mine
Open pit.
This property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Oxide iron (specular hematite and magnetite).
Processing plants and other available facilities
Concentrator (gravity and magnetic separation circuits), pellet plant, warehouses, workshops, heating plant and ore delivery system (crusher/conveyor and automated train system).
Explosives plant, train loadout facilities, rail line (Labrador City to
Sept-Îles), stockyards and shiploaders.
Power source
Supplied by Newfoundland and Labrador Hydro for the Labrador
City operations and by Hydro-Québec and the IOC owned SM2
power station for the Sept-Îles operations.

Production, Mineral Reserves, Mineral Resources and Operations

Annual Report on Form 20-F 2023 | riotinto.com	333
Group mines as at 31 December 2023
Minerals continued

Property
Diavik
Ownership
100% owned by
Diavik Diamond Mines
(2012) Inc.
Operator
Diavik Diamond Mines
(2012) Inc. is a
Yellowknife-based
Canadian subsidiary
of Rio Tinto plc in
London, UK
Location
Northwest Territories
(NWT), Canada

Access and infrastructure
Airstrip and winter road access.
Title/lease/acreage
Three mineral rights leases with a total acreage of 8,016
(3,244ha). Mining leases are issued by the NWT Government.
One lease was renewed in 2017 and two leases were renewed
in February 2018. The new leases will expire after 21 years.
Key permit conditions
Our key permit conditions are local employment, procurement
and benefit sharing commitments, environmental compliance
and reporting, environmental security and closure and
rehabilitation planning, and payment of taxes and
government royalties.
History
Deposits discovered in 1994-95. Construction approved in 2000.
Diamond production started in 2003. Fourth pipe commenced
production in 2018. Mine life through early 2026. In November
2021, Rio Tinto became the sole owner of Diavik Diamond Mine.
This followed the completion of a transaction for Rio Tinto’s acquisition of the 40% share held by Dominion Diamond Mines
in Diavik, with the Court of Queen’s Bench of Alberta’s approval.

Property description/type of mine
Open pit and underground operations (blast-hole stoping and
sub-level cave methods).
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Diamondiferous kimberlite deposit.
Processing plants and other available facilities
Includes processing plant and accommodation facilities on-site.
Power source
On-site diesel generators; installed capacity 44MW and 9.2MW of wind capacity.

Mines and production facilities continued

334	Annual Report on Form 20-F 2023 | riotinto.com
Minerals
Projects

Property Rincon Ownership 100% Rio Tinto Operator Rio Tinto Location Rincon Salar, Salta, Argentina
Access and infrastructure
Road and air.
Title/lease/acreage
Two separate mineral leases for a total of 82,905ha, the largest one being the Grupo Minero Proyecto Rincon with 80,032ha.
Mining concessions are issued by the Provincial Mining Court and have lifelong exploitation rights.
Key permit conditions
Key permit conditions are environmental compliance and
reporting, including independent authorisations for industrial water and brine extraction, spent brine disposal facilities, processing plant and ancillary infrastructure.
History
Rincon Salar was initially explored by Admiralty Resources NL, who acquired mining leases covering approximately 85% of the
Salar in 2001. Admiralty demerged the project into a separate
Australian Securities Exchange (ASX) listed entity called Rincon
Lithium Ltd in October 2007, and sold the company to the private equity group Sentient Equity Partners in December 2008. The
project was under evaluation by Sentient until the sale of the property to Rio Tinto in March 2022.

Property description/type of mine
Mining will comprise brine extracted from a production wellfield and fed to a central processing facility for lithium recovery.
Type of mineralisation
Lithium mineralisation occurs as a brine within a sedimentary sequence in a mature salar, composed of halite, volcaniclastic sand and variable amounts of clay/sand. The brine is hosted in two separate aquifers: an upper unconfined fractured halitic aquifer and a lower semi-confined aquifer composed mainly of volcaniclastic sand.
Processing plants and other available facilities
The project includes a wellfield for brine extraction and a
chemical plant for the production of lithium carbonate, a spent brine disposal facility, wellfield for the extraction of process water and water pre-treatment equipment, camp and office buildings, warehouses and loading/unloading facilities.
Power source
Connected to the national electric grid with access to power from nearby solar farms. Option for the construction of a solar farm under agreement with a third party on a build/own/operate model under consideration.

Property Jadar Ownership 100% Rio Tinto Operator Rio Tinto Location Loznica town, Serbia
Access and infrastructure
Road and rail.
Title/lease/acreage
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
Key permit conditions
The project is governed by two main pieces of Serbian
legislation: Mining Law is administered by the Ministry of Mining and Energy (MME) and Planning and Construction Law is
administered by the Ministry of Construction, Transportation and
Infrastructure (MCTI).
The permitting process base case foresees the following:
–Mine, beneficiation plant and mine surface facilities are
subject to the permitting procedure of MME
–Processing plant, industrial waste landfill and infrastructure
(rail, roads, power and water pipelines) are subject to the
unified permitting procedure under MCTI.

History
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
Property description/type of mine
Underground mine.
This Property is considered an exploration stage property for
SK-1300 reporting purposes.
Type of mineralisation
Jadarite mineralisation is present in three broad zones
containing stratiform lenses of variable thickness. These units are hosted in a much thicker gently dipping sequence mainly
composed of fine-grained sediments affected by syn and post
depositional faulting.
Processing plants and other available facilities
The planned site layout includes a concentrator to beneficiate the primary ore, a chemical plant to produce boric acid and
lithium carbonate, paste plant, water and waste treatment plants, surface waste storage (dry stack), railroad spur and warehouses for product storage and loading/unloading, and office buildings.
Power source
Connected to the national electric grid. Electricity planned to be sourced from nearby hydroelectrical power plant.

Production, Mineral Reserves, Mineral Resources and Operations

Annual Report on Form 20-F 2023 | riotinto.com	335
Group mines as at 31 December 2023
Aluminium
Production properties

Property CBG Sangaredi Ownership Rio Tinto Group 22.95%, Guinean Government 49%, Alcoa 22.95%, Dadco Investments Limited 5.1% Operator La Compagnie des Bauxites de Guinée (CBG) Location Sangaredi, Guinea
Access and infrastructure
Road, air and port.
Sangaredi-Kamsar railway (leasing rail infrastructure from
ANAIM, wholly-owned by Government of Guinea).
Title/lease/acreage
Mining concession expires in 2040.
Leases comprise 2,939 km2.
Key permit conditions
The obligations of CBG relative to health and safety of workers and to the environment and to the rehabilitation of mined out areas are subject to the Mining Code (2011) and Environmental
Code of the Republic of Guinea.
History
CBG is a joint venture created in 1963 and is registered in US
(Delaware). Bauxite mining commenced in 1973. Shareholders
are 51% Halco and 49% Government of Guinea. Rio Tinto holds
a 45% interest in Halco. Expansion of the CBG bauxite mine,
processing plant, port facility and associated infrastructure is currently near completion with ramp up to 18.5 Mtpa underway.
In 2015, CBG entered into an agreement to share the rail
infrastructure in Multi-User Operation Agreement (MUOA) with other bauxite companies, GAC (EGA) and COBAD (RUSAL).

Property description/type of mine
Open cut.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Bauxite.
Processing plants and other available facilities
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
Power source
On-site generation (fuel oil).

Property Gove Ownership 100% Rio Tinto Operator Rio Tinto through Rio Tinto Alumina Gove P/L Location Gove, Northern Territory, Australia
Access and infrastructure
Road, air and port.
Title/lease/acreage
All leases were renewed in 2011 for a further period of 42 years.
The residue disposal area is leased from the Arnhem Land
Aboriginal Land Trust. The Northern Territory Government is the
lessor of the balance of the leases; however, on expiry of the 42-
year renewed term, the land subject to the balances
of the leases will all vest to the Arnhem Land Aboriginal
Land Trust.
Leases comprise 233.5 km2.
Key permit conditions
Key permit conditions are prescribed by the Northern Territory
Government in the form of a Mine Management Plan (MMP).
The current MMP runs for a period of 12 years, until 2031, and authorises all activities at the operation. Lease payments are prescribed by the terms of the relevant leases.
History
Bauxite mining commenced in 1970, feeding both the Gove
refinery and export market, capped at 2 million tonnes per
annum. Bauxite export ceased in 2006 with feed intended for the expanded Gove refinery. Bauxite exports recommenced in 2008
and will increase in the coming years following the curtailment of the refinery production in 2014 and a permanent shut decision made by the Board of Rio Tinto in October 2017. Current annual production capacity is 12.5 Mt on a dry basis.

Property description/type of mine
Open cut.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Bauxite.
Processing plants and other available facilities
Crushing plant only to reduce oversize material – no screening required.
Power source
On-site diesel fired power station.

Mines and production facilities continued

336	Annual Report on Form 20-F 2023 | riotinto.com

Property
MRN Porto Trombetas
Ownership
MRN’s shareholders
are: Rio Tinto (22%),
Glencore (45%) and
South32 (33%)
Operator
Mineração Rio do
Norte (MRN) is a non-
managed JV. All
decisions are
approved by
shareholders BoD
Location
Porto Trombetas,
Para, Brazil

Access and infrastructure
Air and port.
Title/lease/acreage
Mining concession granted by Brazilian Mining Agency (ANM),
following the Brazilian mining code with no expiration date.
The current 44 MRN mining leases cover 22 major plateaus,
which spread across 143,000ha and all of them have the status of a mining concession.
Key permit conditions
With the exception of concessions from Amazonas State, the
MRN mining leases are within the Saracá-Taquera National
Forest, a preservation environmental area. However, the right of mining is preserved initially by the Federal law which created the
National Forest (that is subsequent to mining concessions), as well by the management plan, which acknowledges a formal
mining zone within the confines of the National Forest.
Environmental licensing is granted by Brazilian Environmental
Agency (IBAMA) for East Zone. MRN is working with IBAMA on
permitting to extend the life of the mine from East Zone to West
Zone.

History
Mineral extraction commenced in 1979. Initial production
capacity was 3.4 Mtpa. From 2003, production capacity went up to 16 Mtpa on a dry basis. and in 2008, up to 18 Mtpa.
Due to market and tailings facilities restrictions, the planned production is 12 Mtpa on dry basis (up to 2027) and from 2027 to
2040 is 12.5 Mtpa on a dry basis. The deposit has two mine
planning sequences: East Zone (1979-2027) and West Zone
Phase 1 (2027-2040).
On 30 November 2023 Rio Tinto completed an acquisition of
Companhia Brasileira de Alumínio’s 10% equity in the MRN
bauxite mine in Brazil, raising the Rio Tinto stake from 12%
to 22%.
Property description/type of mine
Open cut.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Consists of a series of bauxite tabular deposits.
Processing plants and other available facilities
The beneficiation process is formed by a primary crusher,
conveyors, scrubbers, secondary crushers, screenings,
hydrocyclones and vacuum filters. The superfines tailings are pumped to a tailings storage facility.
Power source
On-site generation fuel (oil + diesel).

Property Weipa/Ely Ownership 100% Rio Tinto Operator Rio Tinto through Rio Tinto Alumina Weipa P/L Location Weipa, Queensland, Australia
Access and infrastructure
Road, air and port.
Title/lease/acreage
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
Key permit conditions
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

History
Bauxite mining commenced in 1961 at Weipa. Major upgrade
completed in 1998. Rio Tinto interest increased from 72.4% to
100% in 2000. In 1997, Ely Bauxite Mining Project Agreement
signed with local Aboriginal land owners. Bauxite Mining and
Exchange Agreement signed in 1998 with Comalco to allow for
extraction of ore at Ely. The Western Cape Communities
Co-Existence Agreement, an ILUA, was signed in 2001.
Following the ramp up to full production of Amrun the current annual production of the Weipa mine is 35.5 Mt.
Property description/type of mine
Open cut.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Bauxite.
Processing plants and other available facilities
Andoom, East Weipa and Amrun – wet crushing and screening
plants to remove ultra fine proportion.
Power source
On-site generation (diesel) supplemented by a solar
generation facility.

Production, Mineral Reserves, Mineral Resources and Operations

Annual Report on Form 20-F 2023 | riotinto.com	337
Other Operations
Project

Property
Simandou, Blocks 3
& 4
Ownership
85% Simfer Jersey;
15% Republic of
Guinea
Simfer Jersey is a joint
venture between Rio
Tinto (53%) and CIOH
(47%), a Chinalco-led
joint venture with
Baowu, CCC Group
and CRC Group.
Operator
Rio Tinto (mine)
Location
The Simandou South
Mining Concession is
located ~550km east-
southeast of Conakry
in the Republic
of Guinea

Access and infrastructure
The site has road access and is readily accessible for power, water, and additional infrastructure requirements. Camp facilities are in place with a current workforce involved in further
geological sampling and early construction works for the project.
Planned expansion of the camp facilities including a dedicated airstrip are planned for the project construction phase.
Iron ore extracted from the Simfer mine concession (and
Simandou Blocks 1 & 2 which are owned by Winning Consortium
Simandou [WCS]) will be exported through a rail and port
infrastructure to be co-developed by the State, Simfer Jersey and WCS. It includes a purpose-built port facility to be
constructed at Morebaya estuary (south of Conakry) to be
accessed by a 536km main rail line with rail spurs connecting our Concession (68km) and WCS’s (16km) respectively. The
main rail line will have an initial capacity of up to 120 Mtpa.
The ultimate owner and operator of the infrastructure will be the
Compagnie du Transguinéen (CTG) (The TransGuinean
Company), an incorporated joint venture between Simfer Jersey
(42.5%), WCS (42.5%) and the State (15%).
Title/lease/acreage
Simandou South Mining Concession was granted by Presidential
Decree on 22 April 2011 under the conditions of the Amended
and Consolidated Basic Convention (ACBC), which was ratified by the Guinean National Assembly on 26 May 2014. The
Concession duration is 25 years, renewed automatically for a further period of 25 years followed by further ten year periods in accordance with the Guinean Mining Code and the ACBC. The
Concession covers an area of 369km2.
Simfer also holds a BOT Convention to enable development of the rail and port infrastructure. Simfer has signed agreements with the
State and WCS, the owner of Simandou Blocks 1 & 2 deposits, to enable co-development of the rail and port infrastructure for the
Simandou iron ore projects. The Co-Development Convention,
which, along with bipartite amendments for each of the Simfer and
WCS Mine Conventions, adapts the existing investment frameworks of Simfer and WCS. These conventions require ratification and are subject to a number of conditions, including regulatory approvals.
Key permit conditions
In addition to the Concession, the ACBC, as amended by the
mine bipartite agreement, establishes the legal regime for the mine project and sets out Simfer’s key legal rights and
protections. The Simandou mine SEIA was approved in 2012
and has since been maintained in accordance with applicable
law. An updated SEIA for the mine and rail spur was submitted for regulatory review in July 2023 and an update to the SEIA for the port was submitted in November 2023.
History
Simfer submitted a bankable feasibility study to the State in
2016, with further feasibility studies for mine and infrastructure to reflect the infrastructure co-development arrangements
completed in 2022, 2023 and 2024, and which are currently
pending approval by the State as part of the infrastructure
co-development arrangements.

Property description/type of mine
Open pit.
This Property is considered a development stage property for
SK-1300 reporting purposes.
Type of mineralisation
Supergene-enriched itabirite hosted iron ore deposits. The
deposits are part of a supracrustal belt with the banded iron formation proto-ore likely deposited in a shallow marine setting within a forearc basin. The age of deposition is considered to be between 2.7Ga and 2.2Ga.
Processing plants and other available facilities
Current plans are for the run-of-mine ore to be coarsely crushed at the Ouéléba mine site at a maximum rate of 60 Mtpa phase 1 capacity to P100 of -100 mm through two identical primary and secondary crushing stations in a staged arrangement. The
coarsely crushed ore will then be conveyed to the mine
stockyard. The ore will be reclaimed from the stockpiles and conveyed to the train load-out facility for loading into trains which transport materials to the port facility where it will be likely shipped by bulk carrier to several ports including in China. Other major facilities that will support the operations include power generation, explosives facilities, fuel and lubricants facilities, administration buildings, workshops and a permanent village.
Power source
Current designs contemplate that power for the mine site and other areas will be supplied by a hybrid power plant consisting of diesel generators and solar generation powered fuel station.
Further, there is a plan to connect the facility to the power grid local operator Électricité de Guinée. This will require an
approximately 20km connection line to the main grid once it is available and would substantially reduce energy costs and
fuel consumption.

Mines and production facilities continued

338	Annual Report on Form 20-F 2023 | riotinto.com
Group smelters, refineries and remelting & casting facilities  (Rio Tinto’s interest 100% unless otherwise shown)

Smelter/refinery/facility	Location	Title/lease	Plant type / Product	Capacity (based on 100% ownership)
Aluminium
Alma	Alma, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium rod, t-foundry, molten metal, high purity, remelt	473,000 tonnes per year aluminium
Alouette (40%)	Sept-Îles, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium high purity, remelt	627,000 tonnes per year aluminium
Arvida	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium billet, molten metal, remelt	174,000 tonnes per year aluminium
Arvida AP60	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium high purity, remelt	60,000 tonnes per year aluminium
Bécancour (25.1%)	Bécancour, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium slab, billet, t-foundry, remelt, molten metal	460,000 tonnes per year aluminium
Bell Bay	Bell Bay, Northern Tasmania, Australia	100% freehold	Aluminium smelter producing aluminium slab, molten metal, small form and t-foundry, remelt	195,000 tonnes per year aluminium
Boyne Smelters (59.4%)	Boyne Island, Queensland, Australia	100% freehold	Aluminium smelter producing aluminium billet, EC grade, small form and t-foundry, remelt	584,000 tonnes per year aluminium
ELYSIS (48.24%)	Saguenay, Quebec, Canada	100% freehold	Aluminium zero-carbon smelting pilot cell producing aluminium high purity	275 tonnes per year aluminium
Grande-Baie	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium slab, molten metal, high purity, remelt	235,000 tonnes per year aluminium
ISAL	Reykjavik, Iceland	100% freehold	Aluminium smelter producing aluminium remelt, billet	212,000 tonnes per year aluminium
Jonquière (Vaudreuil)	Jonquière, Quebec, Canada	100% freehold	Smelter grade alumina	1,560,000 tonnes per year alumina
Kitimat	Kitimat, British Columbia, Canada	100% freehold	Aluminium smelter producing aluminium slab, remelt, high purity	432,000 tonnes per year aluminium
Laterrière	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium slab, remelt, molten metal	255,000 tonnes per year aluminium
Queensland Alumina (80%)	Gladstone, Queensland, Australia	73.3% freehold; 26.7% leasehold (of which more than 80% expires in 2026 and after)	Refinery producing alumina	3,950,000 tonnes per year alumina
São Luis (Alumar) (10%)	São Luis, Maranhão, Brazil	100% freehold	Refinery producing alumina	3,830,000 tonnes per year alumina
Sohar (20%)	Sohar, Oman	100% leasehold (expiring 2039)	Aluminium smelter producing aluminium, high purity, remelt	395,000 tonnes per year aluminium
Tiwai Point (New Zealand Aluminium Smelters) (79.4%)	Invercargill, Southland, New Zealand	19.6% freehold; 80.4% leasehold (expiring in 2029 and use of certain Crown land)	Aluminium smelter producing aluminium billet, slab, small form foundry, high purity, remelt	373,000 tonnes per year aluminium
Tomago (51.6%)	Tomago, New South Wales, Australia	100% freehold	Aluminium smelter producing aluminium billet, slab, remelt	590,000 tonnes per year aluminium
Yarwun	Gladstone, Queensland, Australia	97% freehold; 3% leasehold (expiring 2101 and after)	Refinery producing alumina	3,250,000 tonnes per year alumina
Matalco Bluffton Manufacturing (50%)	Bluffton, Indiana, US	100% freehold	Remelt and manufacture of aluminium billet and slab	104,000 tonnes per year
Matalco Brampton Manufacturing (50%)	Brampton, Ontario, Canada	100% freehold	Remelt and manufacture of aluminium billet	113,000 tonnes per year
Matalco Canton Manufacturing (50%)	Canton, Ohio, US	100% freehold	Remelt and manufacture of aluminium billet	59,000 tonnes per year
Matalco Franklin Manufacturing (50%)	Franklin, Kentucky, US	100% freehold	Remelt and manufacture of aluminium slab	177,000 tonnes per year
Matalco Lordstown Manufacturing (50%)	Lordstown, Ohio, US	100% freehold	Remelt and manufacture of aluminium billet	159,000 tonnes per year
Matalco Shelbyville Manufacturing (50%)	Shelbyville, Kentucky, US	100% freehold	Remelt and manufacture of aluminium billet	154,000 tonnes per year
Matalco Wisconsin Rapids Manufacturing (50%)	Wisconsin Rapids, Wisconsin, US	100% freehold	Remelt and manufacture of aluminium billet and slab	104,000 tonnes per year
Production, Mineral Reserves, Mineral Resources and Operations

Annual Report on Form 20-F 2023 | riotinto.com	339
Group smelters and refineries and remelting & casting facilities (Rio Tinto’s interest 100% unless otherwise shown)

Smelter/refinery/facility	Location	Title/lease	Plant type / Product	Capacity (based on 100% ownership)
Copper
Rio Tinto Kennecott	Magna, Salt Lake City, Utah, US	100% freehold	Flash smelting furnace/Flash convertor furnace copper refinery and precious metals plant	335,000 tonnes per year refined copper
Minerals
Boron	Boron, California, US	100% freehold	Borates refinery	576,000 tonnes per year boric oxide
IOC Pellet plant (58.7%)	Labrador City, Newfoundland and Labrador, Canada	100% freehold (asset), 100% freehold (land) under sublease from Labrador Iron Ore Royalty Corporation for life of mine.	Pellet induration furnaces producing multiple iron ore pellet types	13.5 million tonnes per year pellet
Richards Bay Minerals (74%)	Richards Bay, South Africa	100% freehold	Ilmenite smelter	1,050,000 tonnes per year titanium dioxide slag, 565,000 tonnes per year iron
Rio Tinto Iron and Titanium Quebec Operations - Sorel-Tracy Plant	Sorel-Tracy, Quebec, Canada	100% freehold	Ilmenite smelter	1,300,000 tonnes per year titanium dioxide slag, 1,000,000 tonnes per year iron
Mines and production facilities continued

340	Annual Report on Form 20-F 2023 | riotinto.com
Group power plants (Rio Tinto’s interest 100% unless otherwise shown)

Power plant	Location	Title/lease	Plant type / Product	Capacity (based on 100% ownership)
Iron Ore
Cape Lambert power station (67%)	Cape Lambert, Western Australia, Australia	Lease	Two LM6000PF dual-fuel turbines	80MW
Paraburdoo power station	Paraburdoo, Western Australia, Australia	Lease	Three LM6000PC gas-fired turbines	120MW
West Angelas power station (67%)	West Angelas, Western Australia, Australia	Miscellaneous licence	Two LM6000PF dual-fuel turbines	80MW
Yurralyi Maya power station (84.2%)	Dampier, Western Australia, Australia	Miscellaneous licence	Four LM6000PD gas-fired turbines One LM6000PF gas-fired turbine	200MW
Gudai-Darri Solar Farm	Gudai-Darri, Western Australia, Australia	Miscellaneous licence	Solar PV single-axis tracking	up to 34 MW
Aluminium
Amrun power station	Amrun, Australia	100% leasehold	Diesel generation	24MW
Gladstone power station (42%)	Gladstone, Queensland, Australia	100% freehold	Thermal power station	1,680MW
Gove power station	Nhulunbuy, Northern Territory, Australia	100% leasehold	Diesel generation	24MW
Kemano power station	Kemano, British Columbia, Canada	100% freehold	Hydroelectric power	1,014MW installed capacity
Quebec power stations	Saguenay, Quebec, Canada (Chute-à-Caron, Chute-à-la- Savane, Chute-des-Passes, Chute-du-Diable, Isle- Maligne, Shipshaw)	100% freehold (certain facilities leased from Quebec Government until 2058 pursuant to Peribonka Lease)	Hydroelectric power	3,147MW installed capacity
Weipa power stations and solar generation facility	Lorim Point, Andoom, and Weipa, Australia	100% leasehold	Diesel generation supplemented by solar generation facility	38MW
Yarwun alumina refinery co-generation plant	Gladstone, Queensland, Australia	100% freehold	Gas turbine and heat recovery steam generator	160MW
Production, Mineral Reserves, Mineral Resources and Operations

Annual Report on Form 20-F 2023 | riotinto.com	341
Group power plants (Rio Tinto’s interest 100% unless otherwise shown)

Power plant	Location	Title/lease	Plant type / Product	Capacity (based on 100% ownership)
Copper
Rio Tinto Kennecott power stations	Salt Lake City, Utah, United States	100% freehold	Thermal power station	75MW
			Steam turbine running off waste heat boilers at the copper smelter	31.8MW
			Combined heat and power plant supplying steam to the copper refinery	6.2MW
Minerals
Boron co-generation plant	Boron, California, United States	100% freehold	Co-generation uses natural gas to generate steam and electricity, used to run Boron’s refining operations	48MW
Energy Resources of Australia (86.3%)	Ranger Mine, Jabiru, Northern Territory, Australia	Lease	Five diesel generator sets rated at 5.17MW; one diesel generator set rated at 2MW; four additional diesel generator sets rated at 2MW	35.8MW
IOC power station (58.7%)	Sept-Îles, Quebec, Canada	Statutory grant	Hydroelectric power	22MW
QMM power plant	Fort Dauphin, Madagascar	100% freehold	Diesel generation supplemented by solar generation facility	32MW
Mines and production facilities continued

342	Annual Report on Form 20-F 2023 | riotinto.com
Additional information

Independent Assurance Report	3433 344
Shareholder information	347
US disclosure	354
Contact details	382
Cautionary statement about forward-looking statements	383

Arvida, Canada
Annual Report on Form 20-F 2023 | riotinto.com	343

Independent Assurance Report

of KPMG (KPMG Australia) to the Directors of Rio Tinto plc and Rio Tinto Limited (Rio Tinto)

CONCLUSION

a) Sustainability Information Subject to Assurance – Limited assurance

Based on the evidence we obtained from the procedures performed, we are not aware of any material misstatements in the Sustainability Information Subject to Assurance presented in the Sustainability sections of the Rio Tinto Annual Report 2023, the Rio Tinto Strategic Report 2023 and the Rio Tinto Sustainability Fact Book 2023 for the year ended 31 December 2023, which has been prepared by Rio Tinto plc and Rio Tinto Limited (together Rio Tinto) in accordance with the Reporting Criteria.

b) GHG Emissions – Reasonable assurance

In our opinion, in all material respects, Rio Tinto's total Scope 1 and 2 Greenhouse Gas (GHG) emissions (equity basis) of 31.1 MtCO2-e (Location-Based) and 32.6 MtCO2e (Market-Based) (Scope 1 and 2 GHG Emissions) presented in the Sustainability sections of the Rio Tinto Annual Report 2023, the Rio Tinto Strategic Report 2023 and the Rio Tinto Sustainability Fact Book 2023 for the year ended 31 December 2023, has been prepared by Rio Tinto in accordance with the Reporting Criteria.

Sustainability Information Subject to Assurance and GHG Emissions

The Sustainability Information Subject to Assurance is summarised below:

- Rio Tinto's assertion that it has incorporated the requirements of the ICMM 10 principles and the mandatory requirements set out in the ICMM Position Statements into its own policies, strategies and standards.
- Rio Tinto's assertions regarding the approach it has adopted to identify and prioritise its material Sustainability risks and opportunities included within the Sustainability section of the Annual Report 2023, the Strategic Report 2023 and the Fact Book 2023.
- Rio Tinto's assertions regarding the existence and status of implementation of systems and approaches used to manage the following selected sustainability risk areas:
  - GHG Emissions
  - Water
  - Communities
  - Culture Heritage
  - Health, Safety and Wellbeing
  - Transparent and Responsible Business
- The following Rio Tinto performance data related to the selected sustainable development risk areas:
  - Total Scope 1 and Scope 2 (Location-Based) GHG Emissions (equity basis)
  - Total Scope 1 and Scope 2 (Market-Based) GHG Emissions (equity basis)
  - Scope 1 & 2 (Location- Based) GHG emissions intensity (equity basis)
  - Total Energy (100% managed basis)
  - Total Scope 3 GHG Emissions (equity basis)
  - Tier 1 Water Targets performance data and assertions
  - Community Contributions
  - Cultural Heritage Disclosures
  - Occupational Illnesses
  - Number of fatalities
  - All injury frequency rate (AIFR)
  - Lost time injury frequency rate (LTIFR)
  - Number of lost time injuries (LTIs)
  - Business Integrity
  - Number of cases reported to the Business Conduct Office
  - ICMM PE self-assessments

Our assurance does not extend to information in respect of earlier periods or to any other information included in the Sustainability sections of the Rio Tinto Annual Report 2023, the Rio Tinto Strategic Report 2023 and the Rio Tinto Sustainability Fact Book 2023 for the year ended 31 December 2023.

Reporting Criteria

The Reporting Criteria used for the reporting of the Sustainability Information Subject to Assurance are the ICMM Sustainable Development Framework: ICMM Principles (Revised 2015) and the definitions and approaches within the basis of reporting glossary presented on Rio Tinto's website at riotinto.com/reports.

For the GHG Emissions, the Reporting Criteria is the World Resources Institute (WRI) and World Business Council for Sustainable Development (WBCSD)'s *GHG Protocol: A Corporate Accounting and Reporting Standard (Revised Edition) (2015)*, GHG Protocol: *Scope 2 Guidance,* GHG Protocol: *Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2013)* and *Technical Guidance for Calculating Scope 3 Emissions (version 1.0)* and the Basis of Preparation as described and presented within the Scope 1, 2 and 3 Calculation Methodology (2022 Report and 2023 Addendum).

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

344	Annual Report on Form 20-F 2023 | riotinto.com

KPMG

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

Basis for Conclusion

We conducted our work in accordance with International Standard on Assurance Engagements ISAE 3000 and in respect of greenhouse gas emissions, International Standard on Assurance Engagements ISAE 3410 (the Standards). In accordance with the Standards we have:

- used our professional judgement to plan and perform the engagement to obtain limited assurance that we are not aware of any material misstatements in the Sustainability Information Subject to Assurance, whether due to fraud or error;
- used our professional judgement to assess the risk of material misstatement and plan and perform the engagement to obtain reasonable assurance that the GHG Emissions is free from material misstatement, whether due to fraud or error;
- considered relevant internal controls when designing our assurance procedures, however we do not express a conclusion on their effectiveness; and
- ensured that the engagement team possess the appropriate knowledge, skills and professional competencies.

Summary of Procedures Performed

In gathering evidence for our conclusions, our assurance procedures comprised:

- enquiries with relevant Rio Tinto personnel to understand and evaluate the design and implementation of the key systems, processes and internal controls to capture, collate, calculate and report the Sustainability Information Subject to Assurance and GHG Emissions;
- assessment of the suitability and application of the Reporting Criteria in respect of the Sustainability Information Subject to Assurance and GHG Emissions;
- analytical procedures over the Sustainability Information Subject to Assurance and GHG Emissions;
- risk analysis to validate the completeness of Rio Tinto's materiality assessment;
- substantively tested performance data within the Sustainability Information Subject to Assurance, on a sample basis at corporate and operational level, which included testing a selection of six managed operations and projects being Robe Valley, QAL, Rail Maintenance, ERA Closure, ISAL, and Kennecott;
- substantively tested the GHG Emissions, on a sample basis at corporate and operational level, which included testing a selection of 15 operations being Tom Price, Pilbara Rail Operations, Richards Bay Minerals, Tomago, Oyu Tolgoi, RTM Boron Operations, Kennecott, Queensland Alumina Limited, Gladstone Power Station, RTA Yarwun, Boyne Smelters, Bell Bay Aluminium, RTA Weipa, RTA Alma and RTA Arvida, and how this information is reported and captured at corporate level;
- interviews and walkthroughs with site personnel at each of the 15 operations listed above to assess the key systems, processes and internal controls to capture, collate, calculate and report GHG Emissions at an operational level, and how this information is reported and captured at corporate level;
- testing the mathematical accuracy of a sample of calculations underlying the GHG Emissions;
- assessing the appropriateness of a sample of emissions factors applied in calculating the GHG Emissions;
- evaluating the design and effectiveness of controls implemented by the Rio Tinto Health, Safety and Environment (HSE) Services reporting function over the Sustainability Information Subject to Assurance and GHG Emissions;
- assessing Rio Tinto's incorporation of the requirements of the ICMM 10 Principles for sustainable development, and the mandatory requirements set out in the ICMM Position Statements, into its own policies, strategies and standards; and
- reviewing the Rio Tinto Annual Report 2023, the Rio Tinto Strategic Report 2023 and the Rio Tinto Sustainability Fact Book 2023 in their entirety to ensure they are consistent with our overall knowledge of Rio Tinto.

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

Additional information

Annual Report on Form 20-F 2023 | riotinto.com	345

Independent Assurance Report

of KPMG (KPMG Australia) to the Directors of Rio Tinto plc and Rio Tinto Limited (Rio Tinto)

Management's responsibility

Management are responsible for:

- determining that the Reporting Criteria is appropriate to meet their needs;
- preparing and presenting the Sustainability Information Subject to Assurance and GHG Emissions in accordance with the Reporting Criteria;
- establishing internal controls that enable the preparation and presentation of the Sustainability Information Subject to Assurance and GHG Emissions that is free from material misstatement, whether due to fraud or error;
- ensuring the basis of preparation in accordance with which the Sustainability Information Subject to Assurance and GHG Emissions has been determined and compiled is clearly and unambiguously set out in the Rio Tinto Annual Report 2023, the Rio Tinto Strategic Report 2023 and the Rio Tinto Sustainability Fact Book 2023;
- telling us of any known and/or contentious issues relating to the Sustainability Information Subject to Assurance and GHG Emissions; and
- Maintaining integrity of the website.

Our Responsibility

Our responsibility is to perform a limited assurance engagement in relation to the Sustainability Information Subject to Assurance and a reasonable assurance engagement in respect of the GHG Emissions for the year ended 31 December 2023, and to issue an assurance report that includes our conclusions.

Our Independence and Quality Management

We have complied with our independence and other relevant ethical requirements of the *Code of Ethics for Professional Accountants (including Independence Standards)* issued by the Australian Professional and Ethical Standards Board, and complied with the applicable requirements of Australian Standard on Quality Management 1 to design, implement and operate a system of quality management.

KPMG

KPMG

21 February 2024

Adrian V. King

Adrian King

Partner
Melbourne, Australia

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

346	Annual Report on Form 20-F 2023 | riotinto.com
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
from Group company names, except to
distinguish between Rio Tinto plc and
Rio Tinto Limited. Financial data in US dollars
($) is derived from, and should be read in
conjunction with, the 2023 financial
statements. In general, where we have
provided financial data in other currencies,
it has been translated from the consolidated
financial statements, and is provided solely for
convenience. Exceptions arise where
data has been extracted directly from
source records.
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
To achieve this third objective, the Sharing
Agreement fixed the ratio of dividend, voting
and capital distribution rights attached to each
Rio Tinto plc share and each Rio Tinto Limited
share at an Equalisation Ratio of 1:1. This has
remained unchanged ever since, although the
Sharing Agreement makes clear this can be
revised in special circumstances. For example
where certain modifications are made to the
share capital of one company (such as rights
issues, bonus issues, share splits and share
consolidations) but not to the other.
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
Dividend arrangements
The Sharing Agreement ensures that
dividends paid on Rio Tinto plc and Rio Tinto
Limited shares are equalised on a net cash
basis without taking into account any
associated tax credits. Dividends are
determined in US dollars (with the exception of
ADR holders, paid in sterling and Australian
dollars) and both companies are required to
announce and pay dividends and other
distributions, or as close to, at the same time
as possible.
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
joint approval for decisions that do not affect
the shareholders of both companies equally.
Additional information

Annual Report on Form 20-F 2023 | riotinto.com	347
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
Following the companies’ general meetings,
the overall results of the voting are announced
to relevant stock exchanges and the media,
and published at riotinto.com
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
Under the Sharing Agreement, the companies
agree to cooperate to enforce the above
restrictions contained in their Articles of
Association and Constitution.
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
national stock exchange with an automated
trading system.
Shareholder information continued

348	Annual Report on Form 20-F 2023 | riotinto.com
Share ownership
Substantial shareholders in Rio Tinto plc
The following table shows holdings of 3% or more of voting rights in Rio Tinto plc’s ordinary shares as per the most recent notification of each respective holder to Rio Tinto plc under the UK Disclosure and Transparency Rule 5. The percentage of voting rights detailed below was calculated as at the date of the relevant disclosures. The following table shows shareholders who have provided this notice or an equivalent as of 7 February
2024.

Rio Tinto plc	Date of notice	Number of shares	Percentage of capital
BlackRock, Inc.[1]	4 Dec 2009	127,744,871	8.38
Shining Prospect Pte. Ltd	7 Dec 2018	182,550,329	14.02
The Capital Group Companies, Inc.	6 Jul 2022	51,648,733	4.13
1.On 25 January 2024, BlackRock, Inc. filed an Amendment to Schedule 13G with the SEC and disclosed beneficial ownership of 112,980,265 ordinary shares in Rio Tinto plc as of 31 December
2023, representing 9.0% of that class of shares.
Substantial shareholders in Rio Tinto Limited
Under the Australian Corporations Act 2001, any person with 5% or more voting power in Rio Tinto Limited is required to provide the company with notice. The following table shows shareholders who have provided this notice or an equivalent as of 7 February 2024:

Rio Tinto Limited	Date of notice	Number of shares	Percentage of capital[2]
State Street Corporation	30 May 2023	23,628,115	6.37
BlackRock, Inc.[3,4]	5 Dec 2022	26,031,175	7.01
The Vanguard Group, Inc.	11 Apr 2022	18,564,679	5.00
Shining Prospect Pte. Ltd	9 Feb 2018	see footnote[5]	see footnote[5]
2.The percentage of voting rights detailed was as disclosed in the notice received by the company, calculated at the time of the relevant disclosure.
3.In its substantial holding notice filed on 5 December 2022, BlackRock, Inc. and its associates disclosed a holding of 115,764,125 shares in Rio Tinto plc and 26,031,175 shares in Rio Tinto
Limited, which gave BlackRock, Inc. and its associates voting power of 8.74% in the Rio Tinto Group on a Joint Decision matter. Accordingly, in addition to being substantial shareholders of
Rio Tinto Limited by virtue of interests held in Rio Tinto Limited’s shares, through the operation of the Australian Corporations Act 2001 as modified to apply to the DLC structure, these entities disclosed voting power of 8.74% in Rio Tinto Limited. Based on this notification, as at 5 December 2022, BlackRock, Inc. directly held a 7.01% interest in Rio Tinto Limited.
4.On 2 February 2024, BlackRock, Inc. filed an Amendment to Schedule 13G with the SEC and disclosed beneficial ownership of 24,991,523 ordinary shares in Rio Tinto Limited as of 31
December 2023, representing 6.7% of that class of shares.
5.In its substantial holding notice filed on 9 February 2018, Shining Prospect Pte. Ltd disclosed that its holding of 182,550,329 Rio Tinto plc shares gave Shining Prospect Pte. Ltd and its associates voting power of 10.32% in the Rio Tinto Group on a Joint Decision matter. Accordingly, through the operation of the Australian Corporations Act 2001 as modified to apply to the DLC structure, these disclosed voting power of 10.32% in Rio Tinto Limited.
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
As of 7 February 2024, the total amount of the
Group’s voting securities owned by the
Directors and Executives in Rio Tinto plc was
305,203 ordinary shares of 10p each or ADRs.
There were 24,351 holders of record of
Rio Tinto plc’s shares. Of these holders, 394
had registered addresses in the US and held a
total of 113,706 Rio Tinto plc shares,
representing 0.02% of the total number of
Rio Tinto plc shares issued and outstanding as
at such date. In addition, 190,636,973
Rio Tinto plc shares were registered in the
name of a custodian account in London which
represented 15.2% of Rio Tinto plc shares
issued and outstanding. These shares were
represented by 190,636,973 Rio Tinto plc
ADRs held of record by 417 ADR holders. In
addition, certain accounts of record with
registered addresses other than in the US hold
shares, in whole or in part, beneficially for US
persons.
As of 7 February 2024, the total amount of the
Group’s voting securities owned by Directors
and Executives in Rio Tinto Limited was
93,403 shares, in aggregate representing less
than 1% of the Group’s total number of
ordinary shares in issue. There were 175,879
holders of record of Rio Tinto Limited shares.
Of these holders, 245 had registered
addresses in the US, representing
approximately 0.04% of the total number of
Rio Tinto Limited shares issued and
outstanding as of such date. In addition,
nominee accounts of record with registered
addresses other than in the US may hold
Rio Tinto Limited shares, in whole or in part,
beneficially for US persons.
Unquoted equity securities in
Rio Tinto Limited
As at 7 February 2024, there were Rio Tinto
Limited unquoted equity securities on issue,
comprising 55,628 unvested Bonus Deferral
Awards held by 32 holders; 1,176,563
unvested Management Share Awards
held by 1,095 holders; and 1,000,810
unvested Performance Share Awards held by
99 holders, all of which were granted under
the Rio Tinto Limited Equity Incentive Plan,
and 1,386,501 unvested matching share rights
were granted under the Rio Tinto Limited
Global Employee Share Plan held by 16,626
holders. This information is provided in
compliance with ASX Listing Rule 4.10.16.
Additional information

Annual Report on Form 20-F 2023 | riotinto.com	349
Analysis of ordinary shareholders

	Rio Tinto plc				Rio Tinto Limited
As at 7 February 2024	No. of accounts	%	Shares	%	No. of accounts	%	Shares	%
1 to 1,000 shares	18,075	74.48	5,689,892	0.48	151,767	86.29	38,369,451	10.34
1,001 to 5,000 shares	4,459	18.10	9,060,384	0.76	21,644	12.31	42,936,178	11.57
5,001 to 10,000 shares	512	2.10	3,613,306	0.30	1,723	0.98	11,854,363	3.19
10,001 to 25,000 shares	368	1.43	5,973,286	0.48	587	0.33	8,626,863	2.32
25,001 to 125,000 shares	442	1.98	26,567,395	2.48	118	0.07	5,419,916	1.46
125,001 to 250,000 shares	149	0.56	26,501,660	2.06	7	0.00	1,353,164	0.36
250,001 to 1,250,000 shares	231	0.90	125,718749	10.22	20	0.01	8,455,431	2.28
1,250,001 to 2,500,000 shares	50	0.19	87,970,403	6.87	5	0.00	8,524,474	2.30
2,500,001 shares and over	65	0.26	964,808,512[1]	76.35	8	0.00	245,666,374	66.18
			1,255,903,587[2]	100.00			371,216,214[3]	100.00
Number of holdings less than marketable parcel of A$500					2,064
1.This includes 190,636,973 shares held in the name of a nominee on the share register. The shares are listed on the New York Stock Exchange (NYSE) in the form of American Depositary
Receipts (ADRs).
2.The total issued share capital is made up of 1,255,930,587 publicly held shares and 4,485,902 shares held in Treasury.
3.Publicly held shares in Rio Tinto Limited.
Twenty largest registered shareholders
The following table lists the 20 largest registered holders of Rio Tinto Limited shares in accordance with the ASX listing rules, together with the number of shares and the percentage of issued capital each holds, as of 7 February 2024.

Rio Tinto Limited	Number of shares	Percentage of issued share capital
HSBC Custody Nominees (Australia) Limited	118,071,649	31.81
J. P. Morgan Nominees Australia Pty Limited	53,752,889	14.48
Citicorp Nominees Pty Ltd	38,696,031	10.42
BNP Paribas Nominees Pty Ltd (Agency Lending A/C)	11,526,786	3.11
National Nominees Limited	9,266,881	2.50
BNP Paribas Noms Pty Ltd	8,814,302	2.37
Citicorp Nominees Pty Limited (Colonial First State Inv A/C)	3,507,755	0.94
HSBC Custody Nominees (Australia) Limited (NT-Comnwlth Super Corp A/C)	2,607,208	0.70
Argo Investments Limited	2,197,139	0.59
Australian Foundation Investment Company Limited	1,928,853	0.52
BNP Paribas Nominees Pty Ltd (ACF Clearstream)	1,772,094	0.48
Netwealth Investments Limited (WRAP Services A/C)	1,357,603	0.37
BNP Paribas Nominees Pty Ltd Hub24 Custodial Serv Ltd	1,335,622	0.36
Custodial Services Limited	1,202,875	0.32
BNP Paribas Nominees Pty Ltd Barclays	664,305	0.18
Mutual Trust Pty Ltd	590,089	0.16
BNP Paribas Noms (NZ) Ltd	557,963	0.15
CGU Insurance	539,674	0.15
Washington H Soul Pattinson and Company Limited	431,120	0.12
Australian United Investment Co Ltd	400,000	0.11
Diversified United Investment Ltd	400,000	0.11
Shareholder information continued

350	Annual Report on Form 20-F 2023 | riotinto.com
Material contracts
Articles of Association, Constitution, and DLC
Sharing Agreement
As explained on page 347, under the terms of
the DLC structure, shareholders of Rio Tinto
plc and of Rio Tinto Limited entered into
certain contractual arrangements designed to
place the shareholders of both companies in
substantially the same position as if they held
shares in a single entity that owned all the
assets of both companies. As far as is
permitted by the UK Companies Act 2006,
the Australian Corporations Act 2001 and ASX
Listing Rules, this principle is reflected in the
Articles of Association of Rio Tinto plc and in
the Constitution of Rio Tinto Limited.
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
–Indemnifying him or her or a third party in
respect of obligations incurred by the
Director on behalf of, or for the benefit of,
the company, or in respect of obligations of
the company, for which the Director has
assumed responsibility under an indemnity,
security or guarantee.
–Relating to an offer of securities in which he
or she may be interested as a holder of
securities or as an underwriter.
–Concerning another body corporate in
which the Director is beneficially interested
in less than 1% of the issued shares of any
class of shares of such a body corporate.
–Relating to an employee benefit in which
the Director will share equally with
other employees.
–Relating to liability insurance that the
company is empowered to purchase for the
benefit of Directors of the company in
respect of actions undertaken as Directors
(or officers) of the company.
–Concerning the giving of indemnities in
favour of Directors or the funding of
expenditure by Directors to defend criminal,
civil or regulatory proceedings or actions
against a Director.
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
Directors are not required to hold any shares
of either company by way of qualification. The
Remuneration Report on pages 113-145
provides information on shareholding policies
relating to Executive and Non-Executive
Directors. Please refer to the Directors’ Report
for information on the appointment of
Directors.
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
A poll may be demanded by any of
the following:
–The Chair of the meeting.
–At least five shareholders entitled to vote on
the resolution.
–Any shareholder(s) representing in the
aggregate not less than one tenth (Rio Tinto
plc) or one 20th (Rio Tinto Limited) of the
total voting rights of all shareholders entitled
to vote on the resolution.
–Any shareholder(s) holding Rio Tinto plc
shares conferring a right to vote at the
meeting on which there have been paid-up
sums in the aggregate equal to not less
than one tenth of the total sum paid up on
all the shares conferring that right.
–The holder of the Special Voting Share of
either company.
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
–Ordinary resolutions (for example the
election of Directors), which require the
affirmative vote of a majority of persons
voting at a meeting for which there is
a quorum.
–Special resolutions (for example amending
the Articles of Association of Rio Tinto plc or
the Constitution of Rio Tinto Limited), which
require the affirmative vote of not less than
three-quarters of the persons voting at a
meeting at which there is a quorum.
Additional information

Annual Report on Form 20-F 2023 | riotinto.com	351
The Sharing Agreement further classifies
resolutions as Joint Decisions and class rights
actions as explained on page 347.
AGMs must be convened with 21 days’ written
notice for Rio Tinto plc and with 28 days’
notice for Rio Tinto Limited. In accordance
with the authority granted by shareholders at
the Rio Tinto plc AGM in 2023, other meetings
of Rio Tinto plc may be convened with 14
days’ written notice for the passing of a special
resolution, and with 14 days’ notice for any
other resolution, depending on the nature of
the business to be transacted. All meetings of
Rio Tinto Limited require 28 days’ notice. In
calculating the period of notice, any time taken
to deliver the notice and the day of the
meeting itself are not included. The notice
must specify the nature of the business to be
transacted.
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
page 348.
Facility agreement
Details of the Group’s $7.5 billion multi-
currency committed revolving credit facilities
are set out in the Our capital and liquidity
section to the financial statements on
page 204.
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
directors are required to stand for re-election
at each AGM.
Shareholder information continued

352	Annual Report on Form 20-F 2023 | riotinto.com
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
UK listing rules cross-reference table
The following table contains only those sections of UK listing rule 9.8.4 C which are relevant. The remaining sections of listing rule 9.8.4 C are not applicable.

Listing rule	Description of listing rule	Reference in report
9.8.4 (1)	A statement of any interest capitalised by the Group during the year	Note 9 Finance income and finance costs and note 15 Deferred taxation
9.8.4 (12)	Details of any arrangement under which a shareholder has waived or agreed to waive any dividends	See page 148.
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
If a shareholder is worried that they are a victim of fraud and is resident in the UK, they should report the facts immediately using the Action Fraud helpline on 0300 123 2040. More information about potential scams and other investment-based fraud can be found at actionfraud.police.uk or
fca.org.uk/scamsmart.
Metal prices and exchange rates

Metal prices – average for the year		2023	2022	Increase/ (Decrease)
Copper	– US cents/lb	386	398	(3)%
Aluminium	– $/tonne	2,250	2,703	(17)%
Gold	– $/troy oz	1,941	1,800	8%

Average exchange rates against the US dollar
Sterling		1.24	1.24	—%
Australian dollar		0.66	0.69	(4)%
Canadian dollar		0.74	0.77	(4)%
Euro		1.08	1.05	3%
South African rand		0.054	0.061	(12)%

Year-end exchange rates against the US dollar
Sterling		1.28	1.21	6%
Australian dollar		0.69	0.68	1%
Canadian dollar		0.76	0.74	3%
Euro		1.11	1.07	4%
South African rand		0.054	0.059	(9)%
Additional information

Annual Report on Form 20-F 2023 | riotinto.com	353
Disclosure pursuant to
Section 13(r) of the U.S.
Securities Exchange Act of
1934
Section 219 of the Iran Threat Reduction and
Syria Human Rights Act of 2012 added Section
13(r) to the Securities Exchange Act of 1934
(the “Exchange Act”). Section 13(r) to the
Exchange Act requires an issuer to disclose in
its annual reports whether it or any of its
affiliates knowingly engaged in certain
activities, transactions or dealings relating to
Iran or with the Government of Iran during the
period covered by the report. The Company
notes the following in relation to activities that
took place in 2023, or in relation to activities
the Company became aware of in 2023
relating to disclosable activities prior to the
reporting period.
The Company routinely takes action to protect
its intellectual property rights in many countries
throughout the world, including Iran. As of
2023, the Company removed Iran from its
intellectual property rights filing strategy.
Rio Tinto acquired its interest in Namibia-
based Rössing Uranium Limited (“Rössing”) in
1970. The Iran Foreign Investments Company
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
On 16 July 2019, the Company completed the
sale of its entire interest 68.62 per cent stake
in Rössing to China National Uranium
Corporation Limited (“CNUC”) for an initial
cash payment of $6.5 million and a contingent
payment of up to $100 million. The contingent
payment is linked to uranium spot prices
reaching a certain level and Rössing's net
income until calendar year 2026. As a result of
the evolution of uranium prices, the contingent
payment had not been triggered as of 31
December 2023. In addition, the Company will
receive a cash payment if, subject to certain
conditions, CNUC sell the Zelda 20 Mineral
Deposit during a restricted period.
As of 31 December 2023, to the best of Rio
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
While IFIC has a notional entitlement to its pro
rata share of any dividend that the majority of
the board declared for all shareholders in
Rössing,such dividend payments have been
held in a blocked account in Namibia to ensure
compliance with US sanctions legislation.
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
United States, US expatriates or a person
whose functional currency is not the US dollar.
US Disclosure

354	Annual Report on Form 20-F 2023 | riotinto.com
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
UK taxation of shareholdings in
Rio Tinto plc
The comments below are based on current
United Kingdom tax law as applied in England
and Wales and HM Revenue & Customs
(“HMRC”) practice (which may not be binding
on HMRC) as at the latest practicable date
before the date of this document. This section
is based on the assumption that for UK tax
purposes a US holder who holds ADRs
evidencing ADSs will be treated as the
beneficial owner of the underlying shares
represented by the ADSs. Case law in the UK
has cast doubt on this view; however, HM
Revenue & Customs have stated that, except
in so far as the relevant US laws (being the
laws applicable to the territory in which the
ADRs are issued) conclusively dictate that the
holder of an ADR will not have beneficial
ownership in the underlying shares, they will
continue to apply their practice of regarding the
holder of an ADR as having a beneficial
interest in the underlying shares.
Taxation of dividends
Under current UK tax legislation, no income tax
is required to be withheld from dividends paid
by Rio Tinto plc. Where dividends are paid by
Rio Tinto plc to a US holder who is not resident
in the UK and who does not hold the Group’s
ADSs and shares in connection with any trade,
profession or vocation carried on through a
branch, agency or permanent establishment in
the UK, no liability to UK tax will generally arise
to the US holder in respect of such dividends.
Capital gains
A US holder, who (if an individual) is not
resident in the UK for the tax year in question
or (if a company) is not resident in the UK
when the gain accrues, will not normally be
liable to UK tax on capital gains realised on the
sale of a Group ADS or share unless (i) the
holder carries on a trade, profession or
vocation in the UK through a branch, agency or
permanent establishment in the UK and the
ADS or share has been used for the purposes
of the trade, profession or vocation or is
acquired, held or used for the purposes of such
a branch, agency or permanent establishment
or (ii) the Group's ADSs or shares are held by
an individual who becomes resident in the UK
having left the UK for a period of non-
residence of five years or less and who was
resident for at least four of the seven tax years
prior to leaving the UK.
Inheritance tax
Under the UK/US Inheritance and Gift Tax Treaty
(1978) (UK/US Estate Tax Treaty), a US holder,
who is an individual shareholder and is domiciled
for the purpose of UK/US Estate Tax Treaty in the
United States and is not for the purposes of the
UK/US Estate Tax Treaty a national of the UK, will
not be subject to UK inheritance tax upon the
holder’s death or on a gift of a Group ADS or
share during the holder’s lifetime, unless that ADS
or share (i) forms part of the business property of
a permanent establishment of the shareholder in
the UK, (ii) pertains to a fixed base situated in the
UK used in the performance of independent
personal services, or (iii) where the ADS or share
is held on trust, at the time of the settlement, the
settlor was domiciled for the purposes of UK/US
Estate Tax Treaty in the United States and was
not for the purposes of UK/US Estate Tax Treaty
a national of the UK. Where a Group an ADS or
share is subject to both UK inheritance tax and
US Federal gift or estate tax, tax payments are
relieved in accordance with the priority rules set
out in the UK/US Estate Tax Treaty.
Stamp duty and stamp duty reserve tax
UK stamp duty should not be required to be paid
in respect of a transfer of Rio Tinto plc ADSs
provided that the transfer instrument is not
executed in, and at all times remains outside, the
UK and does not relate to any property situated or
to any matter or thing to be done in the UK. An
agreement for the transfer of a Group ADS will
not be subject to stamp duty reserve Tax (SDRT).
Unconditional agreements to transfer Rio Tinto
plc shares are subject to SDRT at a rate of 0.5%
of the amount or value of the consideration
payable for the transfer. Transfers of Rio Tinto plc
shares using a written transfer instrument are
subject to stamp duty at a rate of 0.5% of the
amount or value of the consideration on
transactions over £1,000 (rounded up to the
nearest £5). However, if within six years of the
date of the agreement becoming unconditional,
an instrument of transfer is executed pursuant to
the agreement, and stamp duty is paid on that
instrument of transfer, any SDRT already paid will
be refunded (generally, but not necessarily, with
interest) provided that a claim for repayment is
made, and any outstanding liability to SDRT will
be cancelled. Conversions of Rio Tinto plc shares
into Rio Tinto plc ADSs will be subject to
additional stamp duty or SDRT at a rate of 1.5%
of the amount or value of the consideration given
or, in certain circumstances, the value of the
shares, on all transfers to the depositary or its
nominee, unless such a transfer is an integral part
of the raising of capital by Rio Tinto plc. All
subsequent transfers of depositary receipts within
the depositary receipts system are free from
SDRT and stamp duty.
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
Capital gains
US holders are not normally subject to any
Australian tax on the disposal of Rio Tinto
Limited shares unless they have been used in
carrying on a trade or business wholly or partly
through a permanent establishment in
Australia, or the gain is in the nature of income
sourced in Australia.
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
ADRs for shares, generally will not be subject
to US federal income tax.
Additional information

Annual Report on Form 20-F 2023 | riotinto.com	355
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
You must include any Australian tax withheld
from the dividend payment in this gross
amount even though you do not in fact receive
it. Subject to certain limitations, any Australian
tax withheld (at a rate not exceeding any
applicable rate under the convention between
United States and Australia) may be creditable
against your US federal income tax liability.
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
Taxation of capital gains
Except if subject to the PFIC rules discussed
below, if you are a US holder and you sell or
otherwise dispose of the Group’s ADSs or
shares, you will recognise a capital gain or loss
for US federal income tax purposes equal to
the difference between the US dollar value of
the amount that you realise and your tax basis,
determined in US dollars, in your Group’s
ADSs or shares. The capital gain of a non-
corporate US holder is generally taxed at
preferential rates where the holder has a
holding period greater than one year.
The gain or loss will generally be income or
loss from sources within the United States for
foreign tax credit limitation purposes. The rules
governing foreign tax credit are complex and
US holders should consult their own tax
advisers regarding the US federal income tax
consequences in case non-US taxes (if any)
are imposed on disposition gains.
US holders should consult their own tax
advisers about how to account for proceeds
received on the sale or other disposition of the
Group’s ADSs or shares that are not paid in
US dollars.
Passive Foreign Investment
Company Rules
We believe that the Group’s ADSs or shares
should not be treated as stock of a PFIC for
US federal income tax purposes for the most
recent taxable year, and we do not expect the
Group ADSs or shares to be treated as stock
of a PFIC for the current taxable year or the
foreseeable future. However, this conclusion is
a factual determination that is made annually
and thus may be subject to change. If we were
to be treated as a PFIC, US holders generally
would be taxed under one of three recognition
provisions which can be elected by the US
taxpayer that holds a PFIC interest. The
available PFIC recognition regimes include 1)
a mark-to-market regime, 2) an excess
distribution regime, or 3) a qualified electing
fund regime. These alternative regimes can
require the US taxpayer to accelerate the
recognition of income, to pay an interest
charge on certain tax liabilities and to change
the character of the gain recognition from
capital gains to ordinary income. Moreover, if
we were to be treated as a PFIC, dividends
that you receive from us will not be eligible for
the reduced rate of tax described above under
“Taxation of dividends.” US holders should
consult their own tax advisers regarding the
potential application of the PFIC rules.
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
are listed on the NYSE and are traded under
the symbol RIO.
US Disclosure continued

356	Annual Report on Form 20-F 2023 | riotinto.com
Fees and charges payable by a holder of ADSs
In accordance with the terms of the Deposit Agreement, JPMorgan may charge holders of Rio Tinto ADSs, either directly or indirectly, fees or charges up to the amounts described in the table below.

Category	Depositary actions	Associated fee

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
depositary to the issuer
JPMorgan has agreed to reimburse certain
company expenses related to the Rio Tinto plc
ADR programme and incurred by the Group in
connection with the programme. The Group
received US $2,685,345.17 in respect of
expenses incurred by the Group in connection
with the ADR programme for the year ended
31 December 2023. JPMorgan did not pay any
amount on the Group’s behalf to third parties.
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
Document on display
Rio Tinto is subject to the SEC reporting
requirements for foreign companies. This Form
20-F, which corresponds with the Form 10-K
for US public companies, was filed with the
SEC on 23 February 2024. Rio Tinto’s Form
20-F and other filings (including Rio Tinto’s
Annual Report 2023 as filed on Form 6-K) can
be viewed on the Rio Tinto website as well as
the SEC website at www.sec.gov.
Additional information

Annual Report on Form 20-F 2023 | riotinto.com	357
Cyber security
Strategy
Our vision is to create an environment where
cyber security is implicit in everything we do,
enabling the business to operate and grow,
while actively managing cyber risks to our
people, information and assets.
Our Cyber Security Strategy (2023-2025) (Cyber
Security Strategy) builds upon foundations
established by the Cyber Security Strategy and
multi‐phased Cyber Security Remediation
Program implemented between 2020 and 2022.
This program improved segregation of corporate
and process control networks, and allowed us to
strengthen privileged identity management and
close control gaps on the corporate network.
Our Cyber Security Strategy has four strategic
objectives that guide how, together, we can
build and maintain cybersecurity resilience.
These objectives will enable us to strengthen
and evolve our current cyber security
approach, while keeping pace with an ever-
changing cyber security threat landscape, to
provide a safe, stable and secure technology
platform.

Objective 1: Maintain a ”best-in-class” cyber security capability Continue to uplift and align our cyber security capabilities with industry standards through ongoing assurance and benchmarking.
Objective 2: Realise and sustain essential control
improvements for our core technology platforms
Embed robust frameworks for continuous
monitoring, assurance and improvement of the
cyber security operational control environment.

Objective 3: Build a culture of cyber security
resilience and consciousness
Increase our visibility, security consciousness and
ensure everyone is aware of and understands their
responsibilities and obligations.

Objective 4: Secure our digital future Adopt effective cyber control measures in new and emerging technologies critical to our digital future.
Our Cyber Security Strategy requires ongoing
investment to embed and sustain cyber
security capabilities and controls, to best
support our operations as cyber threats
continue to rapidly evolve. We develop a plan
each year detailing the initiatives, investment
and goals we'll deliver, aligned to each of the
four pillars of the Strategy. At the beginning of
each financial year, the plan is endorsed by
the Cyber Security Steering Committee
(CSSC), a management committee chaired by
the Chief Financial Officer. Detailed quarterly
plans are then prepared to communicate our
goals to the wider Cyber Security team, and
the milestones we will need to meet to
accomplish these goals. This provides the
Cyber Security function with a structured way
to ensure clarity on priorities and
accountabilities, and a way to measure
progress throughout the year.
Major initiatives and improvement objectives
for 2024 relate to improving Operational
Technology (OT) endpoint detection and
response, securing remote access to process
control networks, and extending corporate
privileged identity management controls into
OT networks.
Governance
The Board and Executive Committee have
ultimate oversight of our material risks, and
the Audit & Risk Committee monitors the
overall effectiveness of our risk management
and internal controls framework. Operational
management committees then oversee risk
management at the product group and
function level, supported by assurance and
compliance activities.
Exposures to cyber security risks are
managed consistent with other material group
risks, and are reported to the Board, Audit &
Risk Committee and the Executive Committee.
Our Cyber Security function is overseen by the
CSSC. The remit of the function is defined
within our Group Procedure for Information
and Cyber Security. Specific expectations for
all employees are detailed within our
Acceptable Use of Information
and Electronic Resources Group
Standard, and our employee Code of Conduct,
The Way We Work.
For external assurance, we commission
independent assessment and benchmarking
against the US National Institute of Standards
and Technology Cybersecurity Framework
(NIST CSF) upon which our internal standards
are based. These reviews are conducted by
consultancies specialising in cyber security
and include penetration testing and the
simulation of external attacks on our
information security.
Capabilities of our Cyber Security function:

Threat intelligence	Understanding the latest cyber security threats and assessing our potential exposure.
Vulnerability management
Maintaining awareness of and continuously resolving security vulnerabilities before they can be exploited, including a dedicated internal function to test our defences against the latest vulnerabilities.

Security risk and advisory	Ensuring information technology (IT) projects and changes stay within our risk appetite by assessing and advising on appropriate and effective cybersecurity controls.
Security operations	Keeping core information security platforms and services available, accessible and operating effectively at all times.
Security architecture	Ensuring solution designs and our overall technology architecture are in line with good cyber security practice to be robust, resilient, and sustainable.
Incident response	Persistent monitoring, alerting and triage of cyber security events. As required, initiating appropriate responses to contain threats, resolve vulnerabilities, and recover services.
Cyber governance	Facilitating the definition, dissemination and monitoring of our security policies, standards and control environment.
Education and awareness	Educating employees and third parties we work with about keeping information technology secure and being vigilant against social engineering.
US Disclosure continued

358	Annual Report on Form 20-F 2023 | riotinto.com
Board
The Board, supported by the Audit & Risk
Committee, is responsible for preventing
material business disruption and data
breaches due to cyber events. The Audit &
Risk Committee considers a detailed annual
update about the Group's cyber security
posture, and material incidents are escalated
as they occur through the Group's disclosure
process. This annual update is also reviewed
by the Board.
The Audit & Risk Committee receives periodic
updates on cyber security through the central risk
management information system and supporting
processes. Cyber Security is also subject to a
comprehensive assurance program, the results
of which are reported to the Audit & Risk
Committee in line with standard processes for
reporting assurance findings. Other specific
topics and points of interest are reported to the
Committee as required.
Management
Our Cyber Security function operates
under the direction of our Chief Information
Security Officer (CISO), who executes
strategic direction and leads the function. The
CISO reports directly to the Chief Information
Officer (CIO) who is accountable to the Chief
Financial Officer. Additional oversight is
provided by the CSSC.
Our CISO leads a management team that
oversees delivery of the capabilities listed in
the table on the previous page.
The CSSC is our primary governing body for
operational management, responsible for cyber
security and the oversight of Group-wide cyber
security, reporting regularly to the Executive
Committee. The objective of the CSSC is to
ensure proper steps are taken to proactively
manage cyber security risk and protect our most
valuable information assets, process control
systems and users. The CSSC also helps drive
appropriate behaviours, and ensures high-priority
initiatives receive executive support across the
Group.
In the event of a cyber security incident, our
Cyber Incident Response team takes action to
contain, analyse and remediate the incident.
Impact thresholds trigger disclosures to
governance bodies, including the CSSC and
the Disclosure Committee, who may consult
with external legal counsel. See “Disclosure
Committee” on page 103.
The following table lists the members of the
CSSC as well as their relevant experience.

Name	Title	Relevant experience
Peter Cunningham	Chief Financial Officer
Peter joined Rio Tinto in March 1993 and was appointed Chief Financial Officer and Executive Director in June 2021. As Chair of the Cyber Security Steering
Committee, he has presided over regular cyber security threat intelligence briefings, the active monitoring of key cyber risks, and progress of our cyber security improvement and assurance initiatives since assuming the duties of the
Chair of the CSSC in 2021. With his leadership of our IT, Group Risk and Group
Internal Audit functions, he maintains strong oversight of our broader risk management processes and internal controls.

Daniel Evans	Chief Information Officer	Daniel has 12 years' cyber security leadership experience in senior, cyber intelligence and operational leadership roles.
Scott Brown	Chief Information Security Officer	Scott has more than 14 years' cyber security experience in both senior leadership and operational roles.
Isabelle Deschamps	Chief Legal Officer, Governance and Corporate Affairs	Isabelle, Mark, Belinda and Richard bring operational and business risk expertise that is relevant to cyber security and their respective roles on the CSSC.
Mark Davies	Chief Technical Officer
Belinda Taylor	Head of Group Risk
Richard Cohen	Operational Managing Director from a Product Group (currently Rio Tinto Iron Ore).
Additional information

Annual Report on Form 20-F 2023 | riotinto.com	359
Risk management
Group risk management process
Cyber security risk exposures are managed
consistent with the Group risk management
process, which can be described as a plan-do-
check-act cycle. See “Our approach to risk
management” on pages 79-80. The following
steps of our Group risk management process are
applicable to cyber security:
–Set strategy, objectives and risk appetite
We review our Cyber Security Strategy,
objectives and risk appetite after
improvements in controls and actions.
–Risk analysis
Managers delivering our business
objectives must identify potential risks
against a common risk taxonomy which
includes a category for information and
cyber security. Where exposure is identified,
the accountable manager uses a universal
evaluation scheme to assess the potential
impact of a cyber security event.
–Risk management
Where material consequences are
identified, there is a common set of eight
group controls that the risk owner is
responsible for implementing, with support
from Cyber Security as required. These
governance controls ensure a considered
level of engagement and collaboration with
the cyber security team and the services
they offer, commensurate with the risk.
–Assurance
Cyber Security, as owner of the Group
controls, will oversee and support their
implementation and operation in line with
the Group control framework. Where we
have material exposure, the first line of
assurance and verification of these controls
will be incorporated into first-line assurance
plans. Risk profiles and trends inform
second- and third-line assurance.
–Communication
Cyber security risk exposure is
communicated as part of integrated risk
reporting processes and can be escalated
through standard risk escalation channels.
Beyond this, there is extensive monitoring of
the performance of critical controls which is
communicated to control owners and the
CSSC.
–Improvement
Where exposure to cyber security risk is
outside of tolerance, as highlighted in risk
profiles or through assurance activity, Cyber
Security will support or sponsor
improvement initiatives through the
business planning process.
Cyber security risk management
framework
The management of cybersecurity is a focus
across all IT operations and projects for our
business and the third parties we rely on. Our
cyber security risk management framework is
based on the globally recognised NIST CSF.
In aligning to this framework, we maintain a
control environment supported by dedicated
functions covering identification, protection
and control, detection, response and recovery
from cyber incidents. We also inspect and
assure on an ongoing basis to improve our
internal and external cyber security
environment.
–Identify risk
Our overall risk management process and
evaluation scheme supports the
assessment of cyber security risks. To
ensure awareness and consistency in
understanding cyber risk, IT relationship
managers partner with the leaders of our
businesses to identify critical enterprise
systems and assets, completing business
impact assessments as required. We
assess the consequence should the
confidentiality, integrity or availability of our
information systems be breached.
Our Threat Intelligence function maintains
relationships with government, industry,
professional bodies, and educational
institutions, to ensure we remain aware and
vigilant of the external threat landscape.
Where threats are identified, this function
will investigate our exposure (triggering an
overall risk assessment where required),
drive awareness and education to enhance
vigilance and recommend control
improvements. The Threat Intelligence
function tests our vulnerability to key threats
through penetration testing (ethical hacking)
and simulating incidents such as the receipt
of phishing emails. Finally, the function also
consults with other IT and cyber functions to
ensure we’re designing our controls with
knowledge of the latest threats.
To identify new risks which may arise from
technology changes, and from the evolution
or ageing of technology environments, we
maintain a dedicated capability in cyber risk
analysis. This function conducts security risk
assessments for IT projects and change
requests, including for all third parties which
impact our cyber security posture. They also
deliver a program of risk-based deep-dive
assessments of established technology
environments to identify any emergent
exposures.
–Protect and control
Cyber Security, in collaboration with IT
operations, operate a suite of IT controls
that protect our information systems through
access control, change governance, back-
up, and continuous vulnerability
management. We utilise a variety of tools to
continuously scan for, patch and monitor
security vulnerabilities.
To ensure an appropriate level of protection,
we maintain a directory of control
requirements and facilitate the development
of technical standards. Management
reporting on control performance, along with
targeted compliance assessments, enables
us to monitor our conformance to these
standards. To operationalise the standards
effectively we maintain specialist capability
across many security domains such as
application, networks and secure
operations.
We maintain a persistent focus on
developing the vigilance of employees and
third-party users which is essential for
protection of information systems.
Mandatory training is assigned to all
relevant employees and contractors and is
enhanced by a dedicated Cyber Security
Awareness function. The cyber awareness
training outlines user responsibilities in
protecting Rio Tinto’s information assets, the
acceptable use of information and electronic
resources (including specific areas such as
information classification and handling,
appropriate internet use, email use and
mobile device protection) and general
awareness regarding specific cyber security
threats. Role-based security training is also
provided to key system support personnel
with assigned privileged roles and
responsibilities. The training must be
completed before they are authorised to
access the information system, perform
assigned duties, or when key changes have
been made to the information system. All
employees and contractors are required to
formally acknowledge their understanding
and acceptance of the training upon
completion. Our Cyber Security Awareness
function also provides communications,
events, on-demand materials and
presentations, and a suite of cyber safety
shares integrated into Health, Safety,
Environment and Security processes.
In recognition of the role all employees play
in the cyber security risk management
process, clear expectations for data privacy,
cyber security, and handling of confidential
information are set out in The Way We
Work. These state that all employees must:
i) understand that cyber security is also their
responsibility and what they do with
electronic devices can weaken or
strengthen Rio Tinto’s cyber security; ii)
adhere to our Acceptable Use of Information
and Electronic Resources Standard; iii)
complete the mandatory cyber awareness
training; iv) remain vigilant and report
anything suspicious to the Cyber Security
team; and v) never consciously try to
bypass any cyber security control.
US Disclosure continued

360	Annual Report on Form 20-F 2023 | riotinto.com
To extend protection to third parties we
conduct security risk assessments upon
engaging a third party. We also share our
policies and expectations with third parties,
and apply standard clauses within
contractual agreements, enabling a program
of risk-based compliance assessments to
be conducted across the third parties we
engage.
–Detect events
We persistently monitor network traffic and
system logs through our monitoring
function. This includes automated alerting of
anomalous events, and the triage and
response initiation for these. A key capability
of the function is to continuously test, refine
and optimise our monitoring and alerting
framework which we do by simulating cyber
events and leveraging industry datasets and
knowledge.
In addition to technical monitoring, we
maintain reporting and communication
channels, allowing all users and third parties
to report any anomalies or incidents they
observe. This includes anonymous reporting
via our whistle-blower processes.
For situations where the first indicator of an
event may be a system issue or outage, our
Critical Incident Management and Cyber
Incident Response functions have
established ways of working to ensure the
earliest detection of any cyber security
events.
–Respond
For identified cyber security events, the
24-7 Cyber Incident Response function will
take action to contain, analyse and
remediate. A defined triage process guides
the assessment of the impact to determine
the level and urgency of the response
required, and to trigger the critical incident
management process as required.
Throughout the response we maintain
incident records which include an
assessment of the scale of potential and
verified impacts. Impact thresholds trigger
disclosures to governance bodies including
the CSSC, Chief Legal Officer and the
Disclosure Committee.
This response function is regularly
exercised to test the speed and
effectiveness of response. Internal
processes and agreements with our
partners enable us to scale the function
rapidly in the case of major events. Our
incident response function also has defined
points of integration with other functions
such as business resilience, corporate
communication and networks.
Cyber security leverages a combination of
tools for detecting and responding to
incidents across all our operations. These
include, but are not limited to, endpoint
detection and response, network, identity
and access management, email, cloud
platform, and industrial and operational
technology monitoring tools. For incidents
not detected and responded to through
automated means, Cyber Security use a
security information and event management
solution (Microsoft Sentinel) for log
aggregation and analysis, with specific rules
configured to alert on anomalous or
suspicious behaviour. Incidents are
managed and tracked in Jira, which
integrates with the Microsoft Security stack.
The tooling is supported by a number of
people and process related controls which
ensure incidents are identified in an
accurate and timely manner.
–Recover
Recovery plans in place for critical
applications cover the steps and actions
required to restore services in the case of a
cyber security incident. In addition to
information system recovery plans, our
overall Business Resilience and Recovery
Program may trigger the formation of
business resilience teams to execute
business continuity and recovery plans, as
well as handling crisis communications,
governance and disclosures. The business
resilience management plan for our IT
function is tested annually.
To ensure the readiness and effectiveness
of recovery plans, we run training programs
for all accountable persons and involve
them in simulated events which are run to
test and improve response capability. For
any simulation or actual event, a debrief
occurs to capture lessons learnt. These are
then shared and reported on to ensure the
lessons drive continuous improvement of
our recovery processes.
–Assure and improve
Our cyber security risk management
process includes ongoing inspection and
assurance to test the cyber security of our
environment and of our third parties, which
is key to addressing weaknesses before
they are exploited.
In 2023, neither Rio Tinto nor any third
parties who operate our IT systems and
processes, were exposed to cyber security
threats or any risk which will or may be
reasonably likely to materially affect our
strategy, performance or financial position.
However, the growing reliance on
technology to underpin productivity is
increasing the breadth and magnitude of
operational disruption exposures. As a
result, we are initiating a program to simplify
cyber security governance and improve
the integrity, consistency and monitoring of
key cyber security controls. We will focus on
uplifting the skill and capability of IT
relationship managers and owners of IT risk,
with the goal of improving cross-functional
collaboration in assessing local exposures
to cyber security risk, and enhancing the
breadth and depth of cyber security
business impacts assessments. We are
also investing in strengthening our core
cyber security capabilities such as our
Threat Intelligence function to ensure we
remain aware and vigilant of the threat
landscape.
–Third party cyber security requirements
Each component of our cyber security risk
management framework considers the role
of third parties we engage, and supports
adaptation of our controls for all third party
relationships.
For each third party working with us or
managing our systems and data, cyber
security is considered within the process of
on-boarding and managing the relationship.
Some of the specific requirements we make
publicly available for any third parties who
engage with us are:
*Third Parties must ensure their information
technology and other business systems
meet the following general requirements
when providing products/services to the
Group or otherwise interfacing with Rio
Tinto’s enterprise and industrial and
operational technology systems:
1.Any technology systems utilised or services
provided by the third party must not expose
Rio Tinto to material cyber security risk.
2.An appropriate cyber security risk
assessment has been conducted on
relevant own and any third party systems in
particular; identifying key technical, and
compliance measures required to ensure
the confidentiality, integrity and availability of
information is maintained; and ensuring that
control measures applied are
commensurate with assessed risk. The
results of any risk assessment will be made
available to us on request.
3.Key technology systems have response and
recovery plans, with recovery plan testing
being undertaken periodically to ensure
procedures and controls are effective and
services are able to be restored as soon as
possible.
4.On termination of the relationship with us,
third parties must ensure the return, or the
destruction, of Rio Tinto information being
held; any access to the Rio Tinto
environment is terminated; and any Rio
Tinto intellectual property is appropriately
transitioned back to Rio Tinto.
Additional information

Annual Report on Form 20-F 2023 | riotinto.com	361
5.If access is required to any Rio Tinto
information technology or business
systems, the third party must ensure: (i)
access must be appropriately restricted to
only the personnel requiring access; (ii)
access procedures must cover
identification, authentication, authorisation
and auditing requirements; (iii) each user
identity requiring access to Rio Tinto
systems is linked to or owned by a uniquely
identifiable individual; (iv) users, devices,
and other assets are authenticated (eg
single-factor, multi-factor) commensurate
with the risk of the transaction; (v) where
access is required from outside the Rio
Tinto network, multi-factor authentication
must be used for client access; and (vi)
information related to, or generated by,
account management activities must be
documented and retained for auditing
purposes.
6.If remote access to any of our systems are
required, third parties must ensure: (i)
remote access is securely designed and
managed; (ii) access is provided only to
authorised parties for valid business
reasons; (iii) access is revoked where no
longer required; (iv) they will follow the
required minimum technical controls to
support the secure operation of remote
access as specified by Rio Tinto; and (v)
they will periodically review and monitor
such remote access when no longer
required.
7.Third parties must also do all things
reasonably required to ensure our network
integrity remains protected. To ensure our
information is protected, third parties must
ensure (where applicable) to:
–Establish and maintain effective change
control processes including: (i)
determining the types of changes to the
third parties' information system that are
configuration-controlled, with explicit
consideration for security impact
analyses; (ii) documenting configuration
change decisions associated with the
third parties' information system; (iii)
complying with Rio Tinto’s applicable
change management processes; and (iv)
retaining adequate records of
configuration-controlled changes to the
third parties' information system, to be
provided to Rio Tinto on request.
–Maintain response and recovery plans
incorporating the following: (i) Disaster
Recovery Plans (DRPs) for critical
systems, incorporating essential service
continuity, response and recovery
requirements for these systems, and
taking into consideration relevant cyber
security threats and scenarios; (ii) DRP
testing on a periodic basis to ensure
procedures and controls are effective,
and services restored are able to be
restored within parameters.
8.Third parties must ensure appropriate
encryption standards are applied to Rio
Tinto information, including: (i) information
classified by Rio Tinto as “Confidential” or
“Highly Confidential” when stored on
computer storage devices designed to be
inserted and removed from a computer/
system, including but not limited to optical
discs and USB flash drives (removable
media), or back-up media at off-site
premises; and (ii) information exchanged
through the internet, irrespective of its
classification.
9.Third parties must: (i) ensure that all
removable media is protected and its use
restricted only to relevant personnel; (ii)
maintain documented procedures for the
management of removable media, including
the specification of approved media,
processes of handling and disposal, as well
as the technical enforcement of controls;
and (iii) comply with any security controls for
removable media reasonably required by
us, and provide details of such compliance
to us.
US Disclosure continued

362	Annual Report on Form 20-F 2023 | riotinto.com
Summary disclosure of
operations pursuant to Item
1303 of SK-1300 under
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
For additional details regarding the location of
each of Rio Tinto’s mining properties, see
Mineral Reserves and Mineral Resources on
pages 300-321. See also Mines and Production
Facilities on pages 324-342 for a summary of
the ownership interests, operators, titles and
leases (including acreage involved), stages of
the properties, key permit conditions, mine
types and mineralisation styles and processing
plants related to Rio Tinto’s operations. Further,
information regarding the aggregate production
for Rio Tinto’s operations for the last three fiscal
years can be found on pages 297-298.
Summary of Mineral Resources and
Mineral Reserves
For a summary of the amount and grade of
Rio Tinto’s Measured, Indicated and Inferred
Mineral Resources by type and geographic
area, as determined by a Qualified Person as
of 31 December 2023, see Mineral Resources
on pages 312-321.
For a summary of the amount and grade of
Rio Tinto’s Proven and Probable Mineral
Reserves by type and geographic area, as
determined by a Qualified Person as of 31
December 2023, see Mineral Reserves on
pages 300-311.
Individual property
disclosure pursuant to Item
1304 of SK-1300 under
Securities Act of 1933
Rio Tinto tested each of its properties to
determine which are material to the Group
based on the previous financial year reporting
as follows:
Short term value – where underlying earnings
for the current and next year constitute >10%
of Group underlying earnings.
Medium term value – where underlying
earnings over the remainder of the 10-year
plan are anticipated to constitute >10% of
Group underlying earnings on average; and
the Mineral Reserves constitute >10% of
Group Mineral Reserves (on a CuEq basis).
Long term value – where the Mineral Reserves
constitute >20% of Group Mineral Reserves
(on a CuEq basis).
Qualitative value – where the company takes a
qualitative view on the importance of the
project based on criteria including but not
limited to planned expenditure, strategic
importance, or media coverage.
Based on these tests, the Pilbara Operations
(>10% earnings and >10% Mineral Reserves),
Escondida (>10% Mineral Reserves), Oyu
Tolgoi (>10% Mineral Reserves and qualitative
factors including planned expenditure, strategic
importance and media coverage) and
Simandou (qualitative factors including
planned expenditure, strategic importance and
media coverage) are considered material to
the Group and hence require individual
property disclosure and the submission of a
Technical Report Summary for each pursuant
to Items 1302 and 1304 of SK-1300,
respectively.
Managed and non-managed operations

Key

Product Groups

Iron Ore Aluminium Copper Minerals

Mines Projects Smelters, refineries, power facilities and processing plants remote from mine Non-managed operations

Additional information

Annual Report on Form 20-F 2023 | riotinto.com	363
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
For SEC reporting purposes the Pilbara
operations are considered a production stage
property. The location of the operations is shown
in the location map and is centred around
Latitude 22° S, Longitude 118° E.
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
Rio Tinto’s initial first full calendar year of
production commenced by Hamersley Iron in
1967, mining 6.2 Mt and shipping 3.6 Mt of
iron ore, supported by a workforce of some
4,500 employees. As of 31 December 2023,
the Pilbara Property had over 17,000
employees and contractors operating a total of
17 mines. For a full description of the history
of the previous operations (including identities
of the previous operators) of each of the mines
which makeup Pilbara, see Mines and
Production Facilities on pages 324-342.
Infrastructure
Roads
Rio Tinto operates and maintains nearly
10,000 km of roads and tracks at the Pilbara
Property. Approximately 360 km are sealed
roads located within mine sites or between
mine sites and public roads. The remaining
are unsealed with approximately 80%
classified as tracks and 20% classified
as roads.
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
culverts, 644 turnouts and over 2,000 km of
sealed and unsealed access roads. The track
maintenance machine fleet includes mainline
grinders, switch grinders, tampers, regulators,
mobile flash butt welders, a ballast cleaner
and several earth-moving assets.
Rio Tinto’s railway at the Pilbara Property
operates and complies under the requirements
set by the Office of the National Rail Safety
Regulator in Australia.
US disclosure continued

364	Annual Report on Form 20-F 2023 | riotinto.com

Iron Ore operations – Australia

116°E
117°E
118°E
119°E
120°E
N
Dampier
Cape Lambert
Port Hedland
Parker Point & EII
Wickham
Yurralyi Maya
Roebourne
Karratha
21°S
Legend
Power Station
Port
Mine
Town
Powerline (132-220kV)
Railway
Road
Marble Bar
Pannawonica
Onslow
Mesa A
Mesa J
Nullagine
22°S
Silvergrass
Nammuldi
Brockman 2
Marandoo
Gudai-Darri
Brockman 4
Western Turner Syncline
Mount Tom Price
Tom Price
Yandicoogina
Hope Downs 1
23°S
Paraburdoo
Eastern Range
Paraburdoo Town
Channar
Hope Downs 4
West Angelas
60 km
Newman

Additional information

Annual Report on Form 20-F 2023 | riotinto.com	365
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
Rio Tinto owns a fleet of tugs for the
management of vessels during arrival and
departure from the wharfs for the Pilbara
Property.
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
and Safety).
Power supply
Rio Tinto operates and maintains the power
generation and transmission network within the
Pilbara Property. There are four power stations
operating a total of twelve gas turbine
generators located at Karratha (five), Cape
Lambert (two), Paraburdoo (three) and West
Angelas (two).
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
safety inspections and audits.
Book value
For the book value for the Pilbara Property,
see Rio Tinto Financial Information by
Business Unit on pages 286-288.
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
renewal procedures are adhered to in
accordance with established guidelines.
US disclosure continued

366	Annual Report on Form 20-F 2023 | riotinto.com
The following table lists the Rio Tinto mining leases containing the Pilbara Property Mineral Reserves. This is a subset of the 114 tenements held across the Pilbara Property, covering approximately 409,000 Ha.

Lease	Holder	Type	Area (Ha)
ML4SA	Hamersley Iron Pty. Limited	SA Mineral Lease	79,329
M272SA	Hamersley Iron Pty. Limited	SA Mineral Lease	14,136
ML252SA	Mount Bruce Mining Pty Limited	SA Mineral Lease	47,406
ML246SA	Hamersley Iron Pty. Limited	SA Mineral Lease	12,950
M265SA	Channar JV	SA Mineral Lease	5,956
M274SA	Hamersley Iron - Yandi Pty Limited	SA Mineral Lease	30,550
M282SA	Hope Downs JV	SA Mineral Lease	57,222
ML248SA	Robe River Ltd	SA Mineral Lease	78,600
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
to the Pilbara Property’s Mineral Resources or
Mineral Reserves.
For further details regarding the titles, leases
and rights for each of the mines in the Pilbara
Property, see Mines and Production Facilities–
Pilbara on pages 324-327.
Mineral Resources
The table on pages 314-315 of this Form 20-F
sets out the amount and grade, of the Pilbara
Property’s Measured, Indicated and Inferred
Mineral Resources for the year ended 31
December 2023 for the Pilbara Property
(Australian Iron Ore operations). Mineral
Resources are reported as in situ estimates.
Compared to the year ended 31 December
2022, there was a 6% decrease in Measured and
Indicated Resources and a 6% increase in
Inferred Resources for the year ended 31
December 2023.  This is due to the net effects of
the addition of new Mineral Resources and the
conversion of Mineral Resources to Mineral
Reserves.
The Mineral Resource estimate is based on
the following assumptions:
–Exclusive of Mineral Reserves – Mineral
Resources are reported exclusive of
Mineral Reserves.
–Moisture – All Mineral Resource tonnages
are estimated and reported on a dry basis.
–Mining Factors or Assumptions – It is
assumed that standard open pit load and
haul mining operations used by Rio Tinto
will be applicable for the mining of Mineral
Resource ore.
–Cut-off – Currently, Rio Tinto reports Mineral
Resources by deposit type (BID further sub-
divided by geological formation, CID and
DID). In addition to this, Rio Tinto sub-
divides iron mineralisation for reporting
Mineral Resources typically using the
following criteria:
–High-grade Brockman Ore using a iron
(Fe) cut-off grade (≥ 60% Fe).
–Brockman Process Ore is reported as ≥
50% Fe <60% and ≥ 3% alumina (Al2O3)
< 6% where geology is coded as Joffre
Member, Dales Gorge Member or
Footwall Zone.
–High-grade Marra Mamba Ore is reported
≥ 58% Fe where geology is coded as
Newman Member, MacLeod Member, or
Nammuldi Member.
–Boolgeeda Ore is reported as High Grade ≥
60% Fe and Blending Aluminous as ≥ 55%
Fe < 60% and ≥ 3% Al2O3 < 6.5%.
–Detrital ores are reported in relation to
their Bedded Ore origins; ≥ 58% Fe for
Marra Mamba detritals, ≥ 60% Fe for
Brockman detritals or Boolgeeda detrital
ores are reported as High Grade ≥ 60%
Fe and Blending Aluminous as ≥ 55% Fe
< 60% and ≥ 3% Al2O3 < 6.5%.
–CIDs are reported primarily based on
strand (geological subdivision), but with
some exceptions where a cut-off grade is
applied based on metallurgical
processing recovery assumptions.
In addition, Mineral Resources are
reported for major strands only.
–Metallurgical Factors or Assumptions – It is
assumed that crushing, screening and
beneficiation processes used by Rio Tinto will
be applicable for the processing of reported
Mineral Resources. Predicted yield and
upgrade are deposit specific and are based on
metallurgical test work conducted on
representative samples collected from those
deposits or adjacent analogous deposits.
–Environmental Factors or Assumptions –
Extensive environmental surveys and
studies will be completed during the project
study phases to determine if the project
requires formal State and Commonwealth
environmental assessment and approval.
Mapping of oxidised shales, black
carbonaceous shales, lignite, and the
location of the water table, is used to predict
and manage potential environmental
impacts.
–Heritage Factors or Assumptions –
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
December 2021 (“2021 Form 20-F”).
Mineral Reserves
The table on pages 302-303 of this Form 20-F
sets out the amount, grade, prices and
metallurgical recovery of the Pilbara Property’s
Proven and Probable Mineral Reserves for the
year ended 31 December 2023 (Australian
Iron Ore operations).
Compared to the year ended 31 December
2022, the Mineral Reserves increased by less
than 1%. Changes were due to mining
depletion, which was offset by addition of new
deposits and changes to cut-off grade. Other
minor changes are attributed to updated
geology models and changes to pit designs for
various reasons.
Additional information

Annual Report on Form 20-F 2023 | riotinto.com	367
The Mineral Reserves estimates are based on
the following assumptions:
–Geological model – Orebody block models
(OBMs) are developed for Mineral
Resource reporting within each mining area
and form the basis of the Mineral Reserve
estimates.
–Moisture – Geology models contain tonnage
estimates on a dry in situ basis. During
generation of the OBMs, the estimated water
content (moisture) for each block model block
is added. The moisture estimate includes
consideration of material physical properties
and hydrogeology. By including both dry
tonnes and water content in the block models,
estimates for dry and wet tonnages can be
determined from the block models as required
for planning, reporting or any other purpose.
Metallurgical regressions are applied to dry
material. From this, expected water content is
predicted for each product, allowing reporting
of wet product tonnes by combining the dry
tonnes and moisture content.
–Metallurgical and processing recoveries –
Metallurgical and processing recovery
estimates are applied to crusher feed
tonnages based on the processing plant
type. Dry crushing and screening plants
achieve a recovery of 100%. Wet plants
achieve typical recoveries of 85 to 92% (dry
basis) for the Marra Mamba and Brockman
ores. Processing of pisolite ores results in
recoveries ranging from 50% to 90% due to
the relatively higher and more variable clay
content. The beneficiation plant yield is
approximately 60% to 70%.
–Cut-off – The key determinant for the
classification of material into ore and waste is
the target product specification of the various
iron ore products. Whether a particular parcel
of material has economic value or not does not
depend on the characteristics of the parcel
itself, but on its potential contribution to a
material blend. Target product specifications
determine the quantity of saleable ore that can
be economically extracted from the orebodies,
and thus the reported Mineral Reserve.
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
–Methodology – A mining schedule that fully
consumes the scheduling inventory for
Pilbara is developed from the prepared
OBMs. To demonstrate economic viability of
the Mineral Reserves, economic modelling
is completed. Material is only reported as
Mineral Reserve if the level of geological
certainty is sufficient to allow a Qualified
Person to apply the modifying factors in
sufficient detail to support detailed mine
planning and economic viability of
the deposit.
For more information regarding the material
assumptions for the Mineral Reserve
estimates, see Section 12 of the Pilbara
Operations Technical Report Summary filed as
exhibit 96.1 to the 2021 Form 20-F.
Exploration
The following information can be found in
Section 7 of the Pilbara Operations Technical
Report Summary filed as exhibit 96.1 to the
2021 Form 20-F.
Rio Tinto has an ongoing, active programme
of exploration over various parts of the Pilbara
Property. During 2023, 381,000 m of drilling was
completed on programmes that are aimed at
discovery and development of Rio Tinto’s iron ore
deposits in the Pilbara Property.
Surface exploration activities are also
undertaken as part of geological mapping
programmes over areas where there are
no or limited mining activities. A small number
of grab samples (1-3 kg) are collected when
required.
The following table provides a summary of the exploration drilling across the Pilbara Property.

Exploration / Mining Area	Total drill holes by drill type				Total drill metres by drill type
	P/A/V	RC	DD	U	P/A/V	RC	DD	U
Greater Brockman	2,600	36,357	1,836	81	147,700	2,598,790	152,430	2,383
Greater Tom Price	8,267	10,898	1,298	61	493,017	855,565	117,814	2,958
Greater Paraburdoo	6,950	9,616	861	29	501,178	672,824	89,378	2,947
Robe Valley	1,457	26,594	8,194	3,467	34,517	1,040,595	412,453	91,953
West Pilbara	584	5,333	272	146	26,567	338,853	11,839	5,061
Greater West Angelas	615	26,383	1,776	3,291	20,647	2,033,011	152,001	221,291
Gudai-Darri	774	16,122	565	17	40,734	1,026,073	36,837	252
Greater Hope Downs	173	19,217	1,261	157	5,154	1,500,525	120,056	7,685
Yandicoogina	211	4,441	5,647	25	9,722	300,923	308,305	1,385
East Pilbara	1,816	9,642	410	26	136,305	914,509	44,335	2,360
Notes: DD = Diamond, RC = Reverse Circulation, P/A/V = Percussion, Aircore, Vacuum. U = Unknown.
US disclosure continued

368	Annual Report on Form 20-F 2023 | riotinto.com
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
Each diamond hole is sampled in 1 m
composites using a ‘crushing sheet’ created
by a geologist and collected in alpha-
numerically numbered calico bags (the
‘crushing sheet’ allocated bag numbers to
each metre drilled and showed where check
standards are to be inserted).
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
specific RC and diamond holes throughout the
deposit for structural analyses.
Additional information

Annual Report on Form 20-F 2023 | riotinto.com	369

Escondida operations – Chile

72°W
70°W
68°W
66°W
N
22°S
23°S
24°S
25°S
22°S
253°S
24°S
25°S
Tocopilla
Calama
San Pedro
de Atacama
Mejillones
CHILE
Antofagasta
Coloso
Escondida
ARGENTINA
Tal Tal
Legend
Mine
Town
Port
Road
0
100 km

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
–Escondida: Latitude 24°16’ S, Longitude
69° 04’ W
–Escondida Norte: Latitude 24°13’ S,
Longitude 69° 03’ W
Escondida is a non-managed joint venture.
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
Current ownership since 2010 is BHP (57.5%),
Rio Tinto (30%), JECO Corporation (10%) and
JECO 2 Limited (2.5%). MEL operates
Escondida.
For further details regarding the history for the
Escondida property, see Mines and Production
Facilities-Escondida on page 328.
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
US disclosure continued

370	Annual Report on Form 20-F 2023 | riotinto.com
Escondida utilises an existing privately owned
railway system to transport copper cathode
product from site and consumables to site
through the ports of Antofagasta and
Mejillones. Escondida owns a minor rail spur
connecting the mine site into the publicly
owned railway.
Since 2022, Escondida has had contracts in
place with ENEL and Colbun for energy
purchase, both providing power from 100%
renewable sources.  Power from Tamakaya is
used as back up when required.
The power is supplied at 220kV and then
distributed throughout the operations to the
required locations via a series of substations.
The power transmission system that supplies
the mine site is owned and managed by MEL.
The workforce is a combination of employees
and contractors supporting the operations.
Operational personnel reside in on-site
accommodation at Escondida and are sourced
from Antofagasta or from other parts of Chile.
Titles, leases and permits
MEL holds a total of 764 mining concessions for
Escondida covering an area of 406,018 ha.
There are 18 principal mining concessions that
provide MEL with the right to explore and mine
indefinitely at Escondida, subject to payment of
annual license fees. All leases were obtained
through the legally established process in which
judicial requests are presented to the
Chilean state.

Lease name	Registered tenement holder	Expiry date	Surface area (ha)
Alexis 1/1424	Minera Escondida Ltda.	Permanent	7,059
Amelia 1/1049	Minera Escondida Ltda.	Permanent	5,235
Catita 1/376	Minera Escondida Ltda.	Permanent	1,732
Claudia 1/70	Minera Escondida Ltda.	Permanent	557
Colorado 501/977	Minera Escondida Ltda.	Permanent	2,385
Costa 1/1861	Minera Escondida Ltda.	Permanent	9,159
Donaldo 1/612	Minera Escondida Ltda.	Permanent	3,060
Ela 1/100	Minera Escondida Ltda.	Permanent	500
Gata 1 1/100	Minera Escondida Ltda.	Permanent	400
Gata 2 1/50	Minera Escondida Ltda.	Permanent	200
Guillermo 1/368	Minera Escondida Ltda.	Permanent	1,785
Hole 14	Minera Escondida Ltda.	Permanent	1
Naty 1/46	Minera Escondida Ltda.	Permanent	230
Paola 1/3000	Minera Escondida Ltda.	Permanent	15,000
Pista 1/22	Minera Escondida Ltda.	Permanent	22
Pistita 1/5	Minera Escondida Ltda.	Permanent	9
Ramón 1/640	Minera Escondida Ltda.	Permanent	3,200
Rola 1/1680	Minera Escondida Ltda.	Permanent	8,400
Total			58,934
1.Unidad Tributaria Mensual (UTM) is a Chilean state tax unit valued in Chilean pesos (CLP) per hectare. The 2022 rate is 0.1 UTM. Annual payments are made at the end of the Chilean tax year
(end of March) for concessions.
In addition to mining concessions, Chilean law also regulates, independently of mining concessions, the rights to the use of the land surface. MEL owns 155,000 ha of surface rights at Escondida and these are also renewable on an annual basis. These rights are also obtained through legal process presented to the Chilean state and potentially to other third party owners, including the Chilean
“Consejo de Defensa del Estado” as required, MEL’s main surface rights for Escondida cover operational activities such as pits, dumps, leach pads, plant and other infrastructure.

Infrastructure	Surface rights identifier[1]			Register	Regional office	Surface area (ha)
	Folio	Number	Year
Pits, waste dumps, leach pads, plants	619 V	964	1984	Hipotecas y Gravámenes	Bienes Raíces Antofagasta	22,084
Energy transmission lines, aqueducts, mineral pipelines, roads	1121 V	1,117	2018	Hipotecas y Gravámenes	Bienes Raíces Antofagasta	26,988
1.As defined by Chilean legal requirements
MEL also holds maritime concessions for the Coloso port facilities.
These concessions are requested through submission of the proposed project to the Chilean Ministry of Defence and are
awarded by legal decree.
Encumbrances
There are no known significant encumbrances to the Escondida property that would impact the current Mineral Resources and Mineral
Reserves.
For further details regarding the titles, leases and rights for the
Escondida property, see Mines and Production Facilities-Escondida on page 328.
Additional information

Annual Report on Form 20-F 2023 | riotinto.com	371
Present condition of property
Continuous resource definition activities are
ongoing to upgrade Mineral Resources
understanding to support the mine plans and|
to develop Mineral Reserves. These activities
include drilling and in-pit mapping. Geological
understanding of the two deposits is supported
by a total of approximately 2,706 km of drilling
undertaken in a total of approximately 8,720
drill holes.
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
Age modernisation and condition of
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
–1998 Acid heap leaching of oxides
commenced
–2002 Second concentrator (Phase 4)
inaugurated
–2005 Mining commenced at the Escondida
Norte deposit
–2006 Dump bio-leaching of sulphides
commenced
–2007 First desalination plant commenced
pumping
–2016 Third concentrator inaugurated
–2017 Second desalination plant
commenced pumping
–2020 Operation converted to 100% use of
desalination water
MEL undertakes planned maintenance
programs at Escondida and implements
scheduled replacements of mine fleet and
infrastructure components that are intended to
maintain continued reliable operation of
equipment, facilities and infrastructure to meet
operational requirements.
Book value
For the book value for Escondida, see
Rio Tinto Financial Information by Business
Unit on pages 286-288.
Geology and mineralisation
The Escondida deposit and Escondida Norte
copper deposit lie in the Escondida-Sierra de
Varas shear lens of the Domeyko Fault
System. The deposits are supergene-enriched
copper porphyries with primary sulphide
mineralisation associated with multiple phase
intrusions of monzonite to granodiorite
composition into host volcanics.
Primary mineralisation has undergone
secondary supergene leaching and
enrichment with associated local formation of
copper oxide mineralisation, predominately
brochantite. Supergene enrichment generated
laterally-continuous and sub-horizontal high-
grade sulphide mineralisation zones across
the deposit, predominately chalcocite and
covellite. The primary hypogene
mineralisation, present in the deepest parts of
the deposits is chalcopyrite with bornite.
Mineral Resources
The table on pages 316-317 sets out the
amount and grade of Escondida’s Measured,
Indicated and Inferred Mineral Resources for
the year ended 31 December 2023. Mineral
Resources for Escondida are reported as in
situ estimates and are being reported for the
first time in a filing with the SEC in accordance
with SK-1300 for the year ended 31 December
2023. Compared to the year ended 31
December 2022, there was no change in
Measured and Indicated Resources and a
9.5% increase in Inferred Resources as at 31
December 2023  due to the net effect of the
addition of new Mineral Resources and the
conversion of Mineral Resources to Mineral
Reserves.
The Mineral Resources estimate for Escondida is
based on the following assumptions:
–Exclusive of Mineral Reserves – Mineral
Resources are reported exclusive of
Mineral Reserves.
–Moisture – All Mineral Resource tonnages
are estimated and reported on a dry basis.
–Mineral Resources are estimated using
ordinary kriging.
–Escondida point of reference for the Mineral
Resources was mine gate.
–Escondida Mineral Resources cut-off criteria
used was Oxide ≥ 0.20% soluble Cu; Mixed
≥ 0.30% Cu; Sulphide ≥ 0.25% Cu for
mineralisation assigned to be processed via
leaching or ≥ 0.30% Cu for mineralisation
assigned to be processed via the
concentrator.
–Escondida metallurgical recoveries for
Oxide 54%; Mixed 41%; Sulphide 42% for
material processed by leaching or 85% for
material processed via the concentrator.
–The pit optimisation used to determine the
resources that have reasonable prospects
of economic extraction based on a copper
price of US$4.29/lb.
For more information regarding the material
assumptions for the Mineral Resources
estimates for Escondida, see Section 11 of the
Escondida Technical Report Summary filed as
exhibit 96.2 to this Form 20-F.
Mineral Reserves
The table on pages 304-305 sets out the
amount, grade, cut-off grade, price and
metallurgical recovery of the Escondida
Property’s Proven and Probable Mineral
Reserves for the year ended 31 December
2023. Compared to the year ended 31
December 2022, there was less than a 1%
increase in Mineral Reserves as at 31
December 2023 due to net impact of depletion
offset by increases in commodity pricing.
Material assumptions in the estimation of
Mineral Reserves for Escondida are:
–The resource model reflects the continuity
and complexity of the deposit with the
confidence stated in the classification.
–Variable cut-off grade strategy that
maximises throughput for the concentrator,
smelter and refinery.
–The point of reference for Mineral Reserves
was mine gate.
–Escondida Mineral Reserves cut-off criteria
used was Oxide ≥ 0.20% soluble Cu. For
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
–Escondida metallurgical recoveries for
Oxide 54%; Sulphide Leach 41%; Sulphide
42% for material processed by leaching or
85% for material processed via the
concentrator.
–Commodity prices, operating and
capital costs.
For more information regarding the material
assumptions for the Mineral Reserve
estimates for Escondida, see Section 12 of
Escondida Technical Report Summary filed
herewith as exhibit 99.2 to this Form 20-F.
Exploration
A total of 2,706 km of exploration drilling has
been completed (up until December 2022),
distributed across 5,859 drill holes for
Escondida and distributed across 2,861 drill
holes for Escondida Norte.
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
Additional information can be found in Section
7 of the Escondida Technical Report Summary
filed as exhibit 96.2 to the 2022 Form 20-F.
US disclosure continued

372	Annual Report on Form 20-F 2023 | riotinto.com
Oyu Tolgoi
Property Overview
The Oyu Tolgoi property, which contains the Oyu
Tolgoi project is located in the South Gobi region
of Mongolia, approximately 645 km by road south
of the capital, Ulaanbaatar. Oyu Tolgoi is being
developed by Oyu Tolgoi LLC and consists of a
series of deposits containing copper, gold, and
silver. Oyu Tolgoi consists of an open pit copper-
gold mine and concentrator facilities and an
underground block cave mine and related
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
The location of the operations is shown in the
location map and is centred around  Latitude
43° 00' N, Longitude 106° 52'' E.
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
Mines Ltd.) visited Oyu Tolgoi and agreed to
acquire 100% interest in  Oyu Tolgoi.
In 2009, the Investment Agreement between
Ivanhoe Mines (now TRQ), Rio Tinto and the
Government of Mongolia was signed and Oyu
Tolgoi LLC was formed.
In 2010 open pit mining commenced with first
ore delivered in 2012 and first concentrate
sales in 2013. In 2012, Rio Tinto became the
majority shareholder of Ivanhoe.
In 2022 the first drawbell of the Hugo North
underground mine was fired. At the end of
2023, a total of 67 drawbells had been fired.
Rio Tinto has managed the project since 2011
and became majority shareholder of Ivanhoe
Mines in 2012. Rio Tinto now has a 66% direct
interest in Oyu Tolgoi following the successful
completion of the acquisition of TRQ. This is
allowing Rio Tinto to focus fully on strengthening
its relationship with the Government of Mongolia
and moving Oyu Tolgoi forward with a simpler
and more efficient ownership and governance
structure.
For further details regarding the history and
previous operators for the Oyu Tolgoi Property,
see Mines and Production Facilities– Oyu
Tolgoi on page 329.
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
Power for Oyu Tolgoi is currently supplied with
electricity from China’s Inner Mongolia
Autonomous Region (IMAR) in accordance
with the Electricity Purchase and Sales
Agreement for the Oyu Tolgoi Project between
Oyu Tolgoi LLC, the Inner Mongolia Power
International Cooperation (IMPIC) company,
and the National Power Transmission Grid of
Mongolia.
Additional information

Annual Report on Form 20-F 2023 | riotinto.com	373

Oyu Tolgoi operations – Mongolia

105 °E
110°E
45°N
N
Sainshand
Legend
Border Port
Mine
Town
Railway
Road
Dalanzadgad
Tavantolgoi
Khanbogd
Oyu Tolgoi
MONGOLIA
42°N
Bayan Ovoo
Mongolia
China
CHINA
Vuyan
Baotou
0
100
200 km
105°E
110°E

Power is supplied via a 220kV double-circuit
transmission line from the IMAR West grid.
Either circuit can supply approximately 350
MW, thus Oyu Tolgoi’s load can be met
entirely from one circuit while the other is kept
for redundancy.
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
–Investment Agreement dated 6 October 2009,
between the Government of Mongolia,
Ivanhoe Mines (renamed Turquoise Hill
Resources (TRQ)), and Rio Tinto in respect of
Oyu Tolgoi (Investment Agreement).
–In 2004, Entrée Resources LLC entered into
an equity participation and earn-in
agreement (EPEA) with Ivanhoe Mines
(now TRQ). Subsequently, TRQ transferred
its interest under the EPEA in the Shivee
Tolgoi and Javkhlant mining licences to Oyu
Tolgoi LLC in 2005. The resulting economic
interest in the minerals extracted from such
licenses is currently held as follows:
–70% Oyu Tolgoi LLC / 30% Entrée
Resources LLC for minerals extracted
from up to 560 m below the surface; and
–80% Oyu Tolgoi LLC / 20% Entrée
Resources LLC for minerals extracted
more than 560 m below the surface
–Amended and Restated Shareholders
Agreement (ARSHA) dated 8 June 2011
among Oyu Tolgoi LLC, THR Oyu Tolgoi
Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI)
Ltd.), Oyu Tolgoi Netherlands B.V. and
Erdenes MGL LLC. Erdenes MGL LLC
since transferred its shares in Oyu Tolgoi
LLC and its rights and obligations under the
ARSHA to its subsidiary, Erdenes Oyu
Tolgoi LLC.
–Power Source Framework Agreement
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
Tolgoi LLC and two are subject to the equity
participation and earn-in agreement between
Entrée LLC and Oyu Tolgoi, which established
a joint venture arrangement between Oyu
Tolgoi LLC and Entrée LLC, which provides for
Oyu Tolgoi LLC to hold legal title in the
licences, subject to the terms of the
agreement, and to Oyu Tolgoi LLC meeting
prescribed earn-in expenditures. Although a
formal joint venture agreement has not been
signed, the earn-in requirements have been
met. Both the Shivee Tolgoi and Javkhlant
licences are operated by Oyu Tolgoi LLC.
US disclosure continued

374	Annual Report on Form 20-F 2023 | riotinto.com

Tenure Number	Tenure Name	Tenure Type	Holder Group	Oyu Tolgoi’s Interest	Tenure Status	Expiry Date	Current Area (ha)
MV-006708	Manakht	Mining Licence	Oyu Tolgoi LLC	100%	Live	23 Dec 2033	4,533
MV-006709	Oyu Tolgoi	Mining Licence	Oyu Tolgoi LLC	100%	Live	23 Dec 2033	8,490
MV-006710	Khukh Khad	Mining Licence	Oyu Tolgoi LLC	100%	Live	23 Dec 2033	1,763
MV-015225	Javkhlant	Mining Licence	Entrée LLC	70% from the surface to 560 m below the surface; and 80% from below 560 m	Live	27 Oct 2039	20,327
MV-015226	Shivee Tolgoi	Mining Licence	Entrée LLC	70% from the surface to 560 m below the surface; and 80% from below 560 m	Live	27 Oct 2039	42,593
Encumbrances
There are no known significant encumbrances
to the Property at Oyu Tolgoi that would
impact the current Mineral Resources or
Mineral Reserves.
For further details regarding the titles, leases
and rights for Oyu Tolgoi, see Mines and
Production Facilities-Oyu Tolgoi on pages 329.
Personnel
Personnel are engaged on either a residential
or Fly-In-Fly-Out (FIFO) basis, sourced from
capital and regional centres in Mongolia.
Age, modernisation and condition of
the equipment and facilities
The infrastructure, equipment and facilities at
Oyu Tolgoi are relatively new or under
construction. All infrastructure, equipment and
facilities within Oyu Tolgoi are subject to an
ongoing regime of sustaining capital
investment and maintenance, underpinned by
asset integrity audits, engineering inspections,
engineering life cycles for key equipment and
safety inspections and audits.
Book value
For the book value for Oyu Tolgoi, see Rio
Tinto Financial Information by Business Unit
on pages 286-288.
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
These deposits lie within the Gurvansayhan
island-arc terrane, a fault bounded segment of
the broader Silurian to Carboniferous Kazakh-
Mongol arc, located towards the southern
margin of the Central Asian Orogenic Belt.
Mineralisation is associated with multiple,
overlapping, intrusions of late Devonian
quartz-monzodiorite intruding Devonian (or
older) juvenile, probably intra-oceanic arc-
related, basaltic lavas and lesser volcaniclastic
rocks, unconformably overlain by late
Devonian basaltic to dacitic pyroclastic and
volcano sedimentary rocks. These quartz-
monzodiorite intrusions range from early-
mineral porphyritic dykes, to larger, linear,
syn-, late- and post-mineral dykes and stocks.
Additional information

Annual Report on Form 20-F 2023 | riotinto.com	375
Mineral Resources
The table on pages 316-317 sets out the
amount and grade, of Oyu Tolgoi’s Measured,
Indicated and Inferred Mineral Resources for
the year ended 31 December 2023. The
negligible <1% reduction in Mineral Resources
compared to the  year ended 31 December
2022  is primarily due to the 2023 mined
(production) Inferred ore from the Oyut open
pit Mineral Resources.
The Mineral Resource estimate is based on
the following assumptions:
–Exclusive of Mineral Reserves – Mineral
Resources are reported exclusive of Mineral
Reserves.
–Moisture – All Mineral Resource tonnages
are estimated and reported on a dry basis.
–Mineral Resources are estimated using
ordinary kriging.
–The sample data preparation including data
capping is appropriate for use in estimation
of a Mineral Resource.
–The pit optimisation used to determine the
resources that have reasonable prospects
of economic extraction.
–It is assumed that standard open pit load
and haul mining operations and
underground block cave mining operations
will be applicable for the mining of Mineral
Resources. Processing will be through
crushing, grinding and a froth flotation
concentrator process.
–Copper, gold and silver are payable
elements and are included in the calculation
of a copper equivalent cut-off. At Heruga,
molybdenum is also included as a payable
element.
For more information regarding the material
assumptions for the Mineral Resource
estimates, see Section 11 of the Oyu Tolgoi
Technical Report Summary filed as exhibit
96.3 to this Form 20-F.
Mineral Reserves
The table on pages 304-305 sets out the
amount, grade, price and metallurgical
recovery of Oyu Tolgoi ‘s Proven and Probable
Mineral Reserves for the year ended 31
December 2023.  The 3% reduction in Mineral
Reserves compared to the year ended 31
December 2022 is primarily due to the 2023
mined (production) Proven and Probable ore
from the Oyut open pit Reserve.
The Mineral Reserves estimates for Oyu
Tolgoi are based on a Life of Mine plan that
has been developed according to SK-1300 and
using industry accepted strategic planning
approaches which defined the life of the mines
at Oyu Tolgoi. Inferred Mineral Resources
have been treated as waste. The final
reserves plan is the outcome of the application
of appropriate modifying factors in order to
establish an economically viable and
operational mine plan. At Oyu Tolgoi, a
variable cut-off grade strategy is applied to
develop the mine plan. The Mineral Reserves
estimate includes both the Oyut and Hugo
North deposits and more detail is provided
in Table 1.2 of exhibit 96.3 of the 2022
Form 20-F.
Material assumptions in the estimation of
Mineral Reserves are:
–The resource model reflects the continuity
and complexity of the deposit with the
confidence stated in the classification.
–Mineral Reserves are reported as dry mill
feed tonnes.
–A variable net smelter return cut-off strategy
that maximises throughput for the
concentrator.
–Commodity prices, operating and capital
costs.
–Geology models contain tonnage estimates
on a dry in situ basis. The estimated water
content (moisture) for each block model
block is added.
–Metallurgical and processing recovery
estimates are applied to crusher feed
tonnages based on ore types.
Uncertainties that affect the reliability or
confidence in the Mineral Reserves estimate
include but are not limited to:
–Future macro-economic environment,
including metal prices and foreign exchange
rate.
–Changes to operating cost assumptions,
including labour costs.
–Ability to continue sourcing water.
–Changes to mining, hydrological,
geotechnical parameters, and assumptions.
–Ability to maintain environmental and social
licence to operate.
–Metallurgical recovery assumptions.
For more information regarding the material
assumptions for the Mineral Reserve
estimates at Oyu Tolgoi, see Section 12 of
Oyu Tolgoi Technical Report Summary filed
herewith as exhibit 96.3 to this Form 20-F.
Exploration
Exploration on the mine leases is undertaken
by Oyu Tolgoi LLC’s site technical services
team. The current exploration strategy is
focused on developing a project pipeline
prioritised in areas that can impact the current
development of the Oyu Tolgoi deposits,
seeking low-cost development options and
continuing the assessment of legacy datasets
to enable future discovery. Exploration targets,
based on identified medium or high priority,
have had exploration work completed in 2023,
and will continue to be investigated going
forward based on priority and potential.
Development of the known Mineral Resources
is a key objective of stakeholders and over the
life of Oyu Tolgoi. Oyu Tolgoi LLC will continue
to progress its orebody knowledge of these
known resources to improve decision making
on their potential development.
Additional information can be found in Section
7 of the Oyu Tolgoi Technical Report Summary
filed as exhibit 96.3 to the 2022 Form 20-F.
US disclosure continued

376	Annual Report on Form 20-F 2023 | riotinto.com

Simandou project – Guinea

14°W
12°W
10°W
8°W
6°W
12°N
10°N
8°N
N
SENEGAL
MALI
GUINEA
GUINEA-BISSAU
SIERRA LEONE
LIBERIA
CÔTE D'IVOIRE
Koundara
Niagassola
Gaoual
Koumba R.
Kogon R.
Tinkisso R.
Niger R.
Konkouré R.
Tougue
Labé
Dinguiraye
Siguiri
Sangarédi
Pita
Boké
Télimélé
Dabola
Kamsar
Dalaba
Fria
Mamou
Kouroussa
Mandiana
Kankan
Boffa
Kindia
Faranah
Dubreka
Coyah
Conakry
Forécariah
Kissidougou
Kérouané
Simandou
Beyla
Guéckédou
Macenta
Lola
Nzerekore
Legend
Port
Airport
Mine
Project
Town
Railway
Road
0 50 100 km

Simandou
Property Overview
The Simfer Iron Ore Project (Simandou) is an
iron ore mining project located in the Republic
of Guinea, approximately 550 km southeast of
Conakry (Guinea’s capital), towards the
southern end of the 110 km long Simandou
Range. The Simandou orebodies are located
within a 369 km² area (Blocks 3 and 4) of the
Simandou South Mining Concession (the
Concession) which is held by Simfer S.A.
(Simfer). Simandou is located at latitude
08°31′N, longitude 08°54′W.
Iron ore extracted from Blocks 3 and 4 (and
the neighbouring Winning Consortium
Simandou (WCS) mining concession Blocks 1
and 2) will be exported via rail and port
infrastructure to be co-developed as a Joint
Venture (JV) between the Guinean State,
Simfer Jersey, and WCS, with the ultimate
owner and operator of the infrastructure being
the Compagnie du Transguinéen (CTG).
Simfer is owned by Simfer Jersey (85%), and
the Guinean State (15%). Simfer Jersey is an
incorporated JV comprising Rio Tinto Simfer
UK Limited (53%), and Chalco Iron Ore
Holdings Limited (CIOH) (47%).
For SEC reporting purposes, Simandou is
considered a development stage project
property. In addition to project construction,
Simfer conducts both exploration and
development activities across the property.
History
The existence of iron ore in the Simandou
Range has been recognized since the 1950’s,
with the commencement of drilling activities by
Rio Tinto in 1997.
From 1999 through to 2011, some 81 km of
drilling was undertaken at the Pic de Fon
deposit, adjacent to the Ouéléba deposit, and
a further 98 km of drilling was undertaken
within the Ouéléba deposit during the period
2005 to 2013.
Total drilling of more than 250 km has been
used as the basis for interpretation of the
Mineral Resources, more than 130 km/680
holes at Ouéléba, of which approximately 30%
were diamond core and the remainder
Reverse Circulation (RC) and more than 110
km/570 holes at Pic de Fon with approximately
30% being diamond core and the remainder
RC.
Simfer mining concession over Blocks 3 and 4
was granted on 22 April 2011 by Presidential
Decree.
In 2022, co-development of the rail and port
infrastructure between the Guinean State,
WCS Railway, and Rio Tinto through its Simfer
holdings was agreed (Co-Development
Agreement).
For further details regarding the history and
previous operators for the Simandou Property,
see Mines and Production Facilities–
Simandou on page 338.
Infrastructure
A new trans-Guinean railway consisting of a
multi-use, multi-user main line approximately
536 km long is being constructed in
conjunction with WCS.
Two separate spur lines from the main rail line
are being constructed to each of the two
separate mining areas, the WCS Spur Line for
Blocks 1 and 2, and the Simfer Spur Line for
Blocks 3 and 4.
There is an existing airport at Beyla, which is
located some 35 km from the Simandou camp.
A purpose built crushing and material handling
facility will be constructed at the project, which
is capable of handling the Direct Shipping Ore
(DSO) product from the mine.
The product from the Ouéléba crushing plant
will be stacked by dedicated stackers onto
separate rows of stockpiles in a common
stockyard.
Power for Simandou will be supplied by a
combination of diesel generated electrical
power, and solar/battery power.  Downhill
conveying from the mine to the stockyard will
supply regenerative power when ore is being
transported from the mine.
The power plant is a hybrid renewable plant
that supplies a maximum demand of
approximately 18.5 MW using diesel-fired
generators initially, plus capacity for future
expansion using a combination of diesel-fired
generators and future renewable sources.
Additional information

Annual Report on Form 20-F 2023 | riotinto.com	377
Current site access roads are being upgraded
to handle mine traffic and contractor access
for construction of the processing plant, and
associated infrastructure.
Camp facilities are in place, with a current
workforce involved in further geological
sampling and early construction works.
Planned expansion of camp facilities in
addition to an expansion and upgrade of an
existing airstrip are planned for the project
construction phase.
Port access will be through the port located in
the Morebaya Estuary south of Conakry in the
Forécariah prefecture, which will allow for the
global distribution of iron product. The rail and
port infrastructure to enable export of ore from
the Property is being co-developed as a JV
between the Guinean State, Simfer Jersey,
and WCS, with the ultimate owner and
operator of the co-developed infrastructure
being the CTG.
General infrastructure will include mine access
control and guard house, mine administration
buildings, workshops, mine operations
buildings, prayer building, site laboratory, and
a central messing and ablution facility.
Critical infrastructure that supports the camp
includes potable and wastewater plants,
potable water networks, and back-up power
generation.
The Ouéléba mine will supply ore to the
stacker/reclaimer via a dual primary crusher,
and downhill conveyor.
Titles, leases and permits
The following key agreements relating to the
development and operation of Simandou have
been entered into by Rio Tinto, the Guinean
State, and other entities, and have an impact
on Rio Tinto’s interest in, and obligations
relating to, Simandou:
–Simfer mining concession over Blocks 3
and 4 was granted on 22 April 2011 by
Presidential Decree No. D/2011/134/PRG/
SGG, which was published in the April
special issue of the Official Journal of the
Republic of Guinea (Concession Decree).
–In 2012, the Social Environment Impact
Assessment was completed, and the
Government of Guinea declared Simandou
a “Project of National Interest”. The
investment framework for the development
of Simandou, including a mining convention
(Amended and Consolidated Basic
Convention) and a Build Operate Transfer
convention (BOT Convention), was ratified
by the Guinean State on 26 May 2014.
–The Concession duration is 25 years,
renewed automatically for a further period of
25 years followed by further 10-year periods
in accordance with the mining convention
and the applicable Guinean mining
legislation, provided Simfer has complied
with its obligations under the Amended and
Consolidated Basic Convention.
–The co-developed rail and port
infrastructure includes a purpose-built port
facility to be constructed at Morebaya
estuary, which will facilitate the export of the
iron ore from the Simfer Mine, and WCS
Mine. The port will have a capacity of 120
million tonnes per annum (Mtpa) and will be
shared with WCS. The port will be accessed
by a purpose built 536 km main rail line with
spurs to connect the Simfer Mine (68 km),
and WCS Mine (16 km) to the port at
Morebaya. The rail will have initial capacity
of up to 120 Mtpa.
These agreements establish obligations and
commitments of the involved parties, including
the Guinean State, providing clarity and
certainty in respect of the development and
operation of Simandou.
Access to the mine site and to the ore is
guaranteed under the applicable mining
legislation and the Amended and Consolidated
Basic Convention. Mining, exploration, and
exploitation works carried out or to be carried
out on site are authorized in accordance with
the applicable legislation and/or the Amended
and Consolidated Basic Convention. Other
required permits and authorizations (e.g.,
environmental, building, etc.) are applied for
by Simfer in compliance with the application
legislation.
Activities related to Simandou must be carried
out in accordance with these agreements and
the laws of Guinea. As of the date of this Form
20-F filing, material permits and authorizations
necessary to develop and operate Simandou
have been obtained.

Tenure Number	Tenure Name	Tenure Type	Holder Group	Rio Tinto’s Interest	Tenure Status	Expiry Date	Current Area (ha)
A2011/011/ DIGM CPDM	Simandou Blocks 3 and 4	Mining concession	Simfer Jersey Limited (shareholders RT Simfer UK Ltd and CIOH) of which we have a 53% interest in 85% of the project => 45.05%	45.05%	Live	07 Jul 1964	36,900
US disclosure continued

378	Annual Report on Form 20-F 2023 | riotinto.com
Encumbrances
There are no known significant encumbrances
to the Property at Simandou that would impact
the current Mineral Resources or Mineral
Reserves. It should however be noted that:
–In addition to its existing 15% share in the
share capital of Simfer S.A., the State has
been granted various options to purchase
over time additional shares in the share
capital of Simfer S.A up to 20% (of which
10% based on Mining Historical Costs and
10% at market value). None of these
options have been exercised on the date of
this submission; and
–The State can terminate the Amended and
Consolidated Basic Convention and/or
withdraw the Concession in various
circumstances such as (i) a material breach
by Simfer S.A. of its obligations under the
Amended and Consolidated Basic
Convention, including not reaching first
commercial production by a certain date; (ii)
the physical completion of the Mining
Infrastructure does not occur by 31
December 2026; the Main Rail Line, Simfer
Spur Line, WCS Spur Line and WCS Barge
Port are not completed by 31 December
2026, and the State withdraws the WCS
Concession, provided that these deadlines
can be postponed based on legitimate
grounds such as force majeure events and/
or following the application of extension
mechanisms provided for in, and in
accordance with, the Co-Development
Agreement and/or the Mine Bipartite
Agreement. No such termination or
withdrawal has been notified to Simfer S.A.
on the date of this TRS.
For further details regarding the titles, leases
and rights for Simandou, see Section 3 of the
Simandou Technical Report Summary filed as
exhibit 96.4 to this Form 20-F.
Personnel
Personnel will be engaged on either a
residential, or Fly-In-Fly-Out (FIFO) basis.
During construction, personnel will be sourced
from capital and regional centers in Guinea, as
well as overseas where local skills are
unavailable.
Age, modernisation and condition of
the equipment and facilities
The facilities at Simandou are relatively new,
or under construction. All infrastructure,
equipment, and facilities are subject to an
ongoing regime of sustaining capital
investment and maintenance, underpinned by
asset integrity audits, engineering inspections,
engineering life cycles for key equipment, and
safety inspections and audits.
Book value
For the book value for Simandou, see Rio
Tinto Financial Information by Business Unit
on pages 286-288.
Geology and mineralisation
The Ouéléba and Pic de Fon deposits are
located in the Simandou Range, on a
prominent ridge. The Simandou Range is the
result of multi-phase ductile deformation
represented by tight synformal fold keels and
sheared antiformal structures. The ridge
consists of a formation of itabirites
(metamorphosed Banded Iron Formation
(BIF)) and phyllites, overlying basement
gneiss and amphibolite. The itabirites and
phyllites have been deeply weathered and
identifying stratigraphy is difficult, with the only
discernible contact being that between the
itabirites, and phyllites.
The Ouéléba deposit is located towards the
southern end of the Simandou Range,
approximately 5 km north of the Pic de Fon
deposit. It is an approximately 7 km long and
700 m wide zone of mineralisation.
The Pic de Fon deposit is an approximately
7.5 km long, and 500 m wide (extending briefly
to just over 1,000 m wide at the northern end
of the deposit) zone of mineralization. The
deposit forms part of a north-northwest
trending ridge, and both deposits originated
from an itabirite precursor.
The ridge line likely forms part of an ancient
erosion surface, probably mid-tertiary in age,
which has been subjected to deep prolonged
tropical weathering.
Ouéléba hematite goethite mineralisation
consists mainly of friable hematite-goethite
material extending locally also to depths
greater than 400 m below surface. Hematite
mineralization at Pic de Fon consists mainly of
friable hematite material extending locally to
depths greater than 400 m below surface.
Mineral Resources
The table on pages 314-315 sets out the
amount and grade, of Simandou’s Measured,
Indicated and Inferred Mineral Resources for
the year ended 31 December 2023. The 72%
reduction in Mineral Resources compared to
the year ended 31 December 2022 is primarily
due to conversion to Mineral Reserves
following completion of the feasibility study for
Ouéléba.
The Mineral Resource estimate is based on
the following assumptions:
–Exclusive of Mineral Reserves – Mineral
Resources are reported exclusive of Mineral
Reserves.
–Moisture – All Mineral Resource tonnages
are estimated and reported on a dry basis.
–Mineral Resources are estimated using
ordinary kriging.
–The sample data preparation including data
capping is appropriate for use in estimation
of a Mineral Resource.
–The pit optimisation used to determine the
resources that have reasonable prospects
of economic extraction.
–It is assumed that standard open pit load
and haul mining operations will be
applicable for the mining of Mineral
Resources. Processing will be through
crushing and blending.
–Studies are currently in progress to
determine the viability of producing a DSO
dual product including Blast Furnace (BF),
and Direct Reduction (DR) quality products
from the operation over the life of mine.
For more information regarding the material
assumptions for the Mineral Resource
estimates, see Section 11 of the Simandou
Technical Report Summary filed as exhibit
96.4 to this Form 20-F.
Additional information

Annual Report on Form 20-F 2023 | riotinto.com	379
Mineral Reserves
The table on pages 302-303 sets out the
amount, grade, price and metallurgical
recovery of Simandou ‘s Proven and Probable
Mineral Reserves for the year ended 31
December 2023. The Mineral Reserves are
reported for the first time.
The Mineral Reserves estimates for Simandou
are based on a Life of Mine plan that has been
developed in accordance with SK-1300 and
using industry accepted strategic planning
approaches which defined the life of the mine
at Ouéléba. Inferred Mineral Resources have
been treated as waste. The final reserves plan
is the outcome of the application of
appropriate modifying factors in order to
establish an economically viable and
operational mine plan. At Ouéléba a variable
cut-off grade strategy is applied to develop the
mine plan to separate the BF and DR products
within the iron ore mineralisation. The Mineral
Reserves estimate only includes the Ouéléba
deposit. The Pic de Fon deposit will be the
subject of a feasibility study level investigation
in the future and more detail is provided in
Table 1.2 of exhibit 96.4 of this Form 20-F.
Material assumptions in the estimation of
Mineral Reserves are:
–The resource model reflects the continuity
and complexity of the deposit with the
confidence stated in the classification.
–Mineral Reserves are reported as dry mill
feed tonnes.
–Cut-off  grades for Direct Shipping Ore
(DSO) iron ore product. have been applied
within the life of mine final pit design based
upon Fe >=58%, Al2O3 + SiO2 <= 8%, P <=
0.25%.
–Commodity prices, operating and capital
costs.
–Geology models contain tonnage estimates
on a dry in situ basis. The estimated water
content (moisture) for each block model
block is added.
–Processing recovery estimates are applied
to ex-pit handling as 0.5% losses.
Uncertainties that affect the reliability or
confidence in the Mineral Reserves estimate
include but are not limited to:
–Future macro-economic environment,
including metal prices and foreign exchange
rate.
–Changes to operating cost assumptions,
including labour costs.
–Ability to continue sourcing water.
–Changes to mining, hydrological,
geotechnical parameters, and assumptions.
–Ability to maintain environmental and social
licence to operate.
For more information regarding the material
assumptions for the Mineral Reserve
estimates at Simandou, see Section 12 of
Simandou Technical Report Summary filed
herewith as exhibit 96.4 to this Form 20-F.
Exploration
Exploration at Simandou is undertaken by
Simfer’s site resource evaluation team. The
current exploration strategy is focused on
developing a project pipeline prioritized in
areas that can extend current development.
Further drilling and updates to the Pic de Fon
Mineral Resource model will permit a
feasibility level study to assess the potential
conversion of the Mineral Resources in a
mineable extension of the current project.
Development of the known Mineral Resources
is a key objective of stakeholders and over the
life of mine, Simfer will continue to progress its
understanding of these resources, and
ultimately make decisions on their
development.
Additional information can be found in Section
7 of the Simandou Technical Report Summary
filed as exhibit 96.4 to this Form 20-F.
Internal controls disclosure
pursuant to Item 1305 of
SK-1300 under Securities Act
of 1933
For a description of the internal controls that
Rio Tinto uses in its exploration and Mineral
Resource and Mineral Reserve estimation
efforts, quality control and quality assurance
programmes, verification of analytical
procedures and a discussion of the risk
management related to these estimates, see
Mineral Resources and Mineral Reserves
Governance and Internal Controls on
page 299.

US disclosure continued

380	Annual Report on Form 20-F 2023 | riotinto.com
Financial calendar

2024
15	January	Fourth quarter 2023 operations review
29	January	Closing date for receipt of nominations for candidates other than those recommended by the board to be elected as directors at the 2024 annual general meetings
21	February	Announcement of results for 2023
7	March	Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs quoted “ex-dividend” for the 2023 final dividend
8	March	Record date for the 2023 final dividend for Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs
26	March	Final date for elections under the Rio Tinto plc and Rio Tinto Limited dividend reinvestment plans and under facilities for dividends to be paid in alternative currency for the 2023 final dividend
4	April	Annual general meeting for Rio Tinto plc, UK
11	April	Dividend currency conversion date
16	April	First quarter 2024 operations review
18	April	Payment date for the 2023 final dividend to holders of ordinary shares and ADRs
2	May	Annual general meeting for Rio Tinto Limited, Australia
15	July	Second quarter operations review 2024
31	July	Announcement of half-year results for 2024
15	August	Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs quoted “ex-dividend” for the 2023 interim dividend1
16	August	Record date for the 2024 interim dividend for Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs
5	September	Final date for elections under the Rio Tinto plc and Rio Tinto Limited dividend reinvestment plans and under facilities for dividends to be paid in alternative currency for the 2024 interim dividend
19	September	Dividend currency conversion date
26	September	Payment date for the 2024 interim dividend to holders of ordinary shares and ADRs
15	October	Third quarter 2024 operations review
Additional information

Annual Report on Form 20-F 2023 | riotinto.com	381
Registered offices
Rio Tinto plc
6 St James’s Square
London
SW1Y 4AD
UK
Registered in England No. 719885
Telephone: +44 (0)20 7781 2000
Website: riotinto.com
Rio Tinto Limited
Level 43, 120 Collins Street
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
+44 (0)800 435 021 (in the UK)
+44 (0)370 703 6364 (overseas)
Website: computershare.com
Holders of Rio Tinto American Depositary
Receipts (ADRs)
Please contact the ADR administrator if you
have any queries about your ADRs.
ADR administrator
J.P. Morgan Chase Bank N.A.
Shareowner Services
PO Box 64504
St. Paul
MN 55164-0504
US residents only, toll free general:
+1 (800) 990 1135
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
Telephone: +1 (514) 982-7555
North American residents only,
toll free: +1 (800) 564-6253
Website: computershare.com
Investor Centre
Investor Centre is Computershare’s free,
secure, self-service website, where
shareholders can manage their holdings
online. The website enables shareholders to:
–View share balances
–Change address details
–View payment and tax information
–Update payment instructions
In addition, shareholders who register their
email address can be notified electronically of
events such as annual general meetings, and
can receive shareholder communications such
as the Annual Report or notice of meeting
electronically.
Rio Tinto plc shareholders
Website: investorcentre.co.uk
Rio Tinto Limited shareholders
Website: www-au.computershare.com/
Investor
Contact details

382	Annual Report on Form 20-F 2023 | riotinto.com
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
Among the important factors that could cause
Rio Tinto’s actual results, performance or
achievements to differ materially from those in
the forward-looking statements include, but are
not limited to: an inability to live up to
Rio Tinto’s values and any resultant damage to
its reputation; the impacts of geopolitics on
trade and investment; the impacts of climate
change and the transition to a low-carbon
future; an inability to successfully execute and/
or realise value from acquisitions and
divestments; the level of new ore resources,
including the results of exploration programs
and/or acquisitions; disruption to strategic
partnerships that play a material role in
delivering growth, production, cash or market
positioning; damage to Rio Tinto’s relationships
with communities and governments; an
inability to attract and retain requisite skilled
people; declines in commodity prices and
adverse exchange rate movements; an inability
to raise sufficient funds for capital investment;
inadequate estimates of ore resources and
reserves; delays or overruns of large and
complex projects; changes in tax regulation;
changes in environmental, social and
governance reporting standards; safety
incidents or major hazard events; cyber
breaches; physical impacts from climate
change; the impacts of water scarcity; natural
disasters; an inability to successfully manage
the closure, reclamation and rehabilitation of
sites; the impacts of civil unrest; breaches of
Rio Tinto’s policies, standards and procedures,
laws or regulations; trade tensions between the
world’s major economies; increasing societal
and investor expectations, in particular with
regard to environmental, social and
governance considerations; the impacts of
technological advancements; and such other
risks identified in Rio Tinto’s most recent
Annual Report and accounts in Australia and
the United Kingdom and the most recent
annual report on Form 20-F filed with the SEC
or Form 6-Ks furnished to, or filed with, the
SEC. Forward-looking statements should,
therefore, be construed in light of such risk
factors and undue reliance should not be
placed on forward-looking statements.
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
Additional information
Cautionary statement about forward-looking
statements

Annual Report on Form 20-F 2023 | riotinto.com	383

riotinto.com

This report is printed on paper certified in accordance with the
FSC® (Forest Stewardship Council®) and is recyclable and
acid-free.
Pureprint Ltd is FSC certified and ISO 14001 certified
showing that it is committed to all round excellence and
improving environmental performance is an important part of
this strategy.
Pureprint Ltd aims to reduce at source the effect its
operations have on the environment and is committed to
continual improvement, prevention of pollution and
compliance with any legislation or industry standards.
Pureprint Ltd is a Carbon / Neutral® Printing Company.
Report produced by Black Sun Global, part of the Positive
Change Group.

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

2.1*	Description of securities (incorporated by reference to Exhibit 2.1 of Rio Tinto plc Annual Report on Form 20-F for fiscal year ended 31 December 2021, File No. 1-10533)
3.1**	DLC Merger Implementation Agreement, dated 3 November 1995 between CRA Limited and The RTZ Corporation PLC relating to the implementation of the DLC merger (incorporated by reference to Exhibit 2.1 of Rio Tinto plc's Annual report on Form 20-F for the financial year ended 31 December 1995, File No. 1‑10533)
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

4.1*	Rules of the Rio Tinto plc Equity Incentive Plan 2018, approved on 11 April 2018 and amended on 12 February 2019, 4 March 2021, 28 June 2021 and 19 October 2023
4.2*	Rules of the Rio Tinto Limited Equity Incentive Plan 2018, approved on 2 May 2018 and amended on 12 February 2019, 4 March 2021, 28 June 2021 and 19 October 2023
8.1*	List of subsidiary companies
12.1*	Certifications pursuant to Rule 13a‑14(a) of the Exchange Act
13.1*
Certifications furnished pursuant to Rule 13a‑14(b) of the Exchange Act (such certifications are not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference in any filing under the Securities Act)

15.1*	Consent of KPMG LLP and KPMG, independent registered public accounting firms
15.2*	Consents of Qualified Persons for Technical Report Summary Simandou
16.1*	Mine safety and health administration safety data
17.1*	Guarantors and Issuers of Guaranteed Securities
96.1	Technical Report Summary Pilbara Operations (incorporated by reference to Exhibit 96.1 of Rio Tinto plc Annual Report on Form 20-F for fiscal year ended 31 December 2021, File No. 1-10533)
96.2	Technical Report Summary Escondida (incorporated by reference to Exhibit 96.2 of Rio Tinto plc Annual Report on Form 20-F for fiscal year ended 31 December 2022, File 1-10533)
96.3	Technical Report Summary Oyu Tolgoi (incorporated by reference to Exhibit 96.3 of Rio Tinto plc Annual Report on Form 20-F for fiscal year ended 31 December 2022, file 1-10533)
96.4*	Technical Report Summary Simandou
96.5*	Incentive-Based Compensation Clawback Policy, approved on 19 October 2023
101*	Interactive data files
*    Filed herewith
**    Paper filing in 1995

Signature
The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this Annual Report on their behalf.

Rio Tinto plc	Rio Tinto Limited
(Registrant)	(Registrant)
/s/ Andy Hodges	/s/ Tim Paine
Name: Andy Hodges	Name: Tim Paine
Title: Company Secretary	Title: Company Secretary

Date: 23 February 2024	Date: 23 February 2024