Form 20-F
period 2024-12-31
RIO TINTO PLC; RIO TINTO LTD
filed 2025-02-20
CIK 863064, 887028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2024
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from: to

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited ABN 96 004 458 404
(Exact Name of Registrant as Specified in Its Charter)	(Exact Name of Registrant as Specified in Its Charter)

England and Wales (Jurisdiction of Incorporation or Organization)	Victoria, Australia (Jurisdiction of Incorporation or Organization)

6 St. James's Square London, SW1Y 4AD, United Kingdom (Address of Principal Executive Offices)	Level 43, 120 Collins Street Melbourne, Victoria 3000, Australia (Address of Principal Executive Offices)
Julie Parent, T: 514-848-8519, E: julie.parent@riotinto.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American Depositary Shares*
Ordinary Shares of 10p each**
7.125% Notes due 2028
5.000% Notes due 2033
5.200% Notes due 2040
4.750% Notes due 2042
4.125% Notes due 2042
2.750% Notes due 2051
5.125% Notes due 2053
RIO
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange

*	Evidenced by American Depositary Receipts. Each American Depositary Share Represents one Rio Tinto plc Ordinary Shares of 10p each.
**	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Class	Title of Class Shares
None	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of Class	Title of Class of Shares
None	None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of each class	Rio Tinto plc - Number	Rio Tinto Limited - Number	Title of each class
Ordinary Shares of 10p each	1,255,944,847	371,217,214	Shares
DLC Dividend Share of 10p	1	1	DLC Dividend Share
Special Voting Share of 10p	1	1	Special Voting Share
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
Yes ☐ No ☐

Auditor Name	Auditor Location	Auditor Firm ID
KPMG LLP	London, United Kingdom	1118
KPMG	Perth, Australia	1020

Item	Form 20-F Caption	Location in this document	Page
1	Identity of directors, senior management and advisers	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information
	3.A - [Reserved]	Not applicable	–
	3.B – Capitalisation and indebtedness	Not applicable	–
	3.C – Reasons for the offer and use of proceeds	Not applicable	–
	3.D – Risk factors	Risk factors	91-98
4	Information on the company
	4.A – History and development of the company	Contents	Cover
		2024 at a glance	3
		Chair’s statement	4
		From the Chief Executive	5
		Strategic context	6
		Our stakeholders	9
		Progressing our 4 objectives	10-11
		Key performance indicators	12-14
		Chief Financial Officer’s statement	15
		Financial review	16-23
		Iron Ore	24-25
		Aluminium	26-27
		Copper	28-29
		Minerals	30-31
		Our approach to ESG	32-87
		Governance – Additional statutory disclosure – Operating and financial review	146-147
		Financial statements – Note 1 – Our financial performance by segment – Note 5 – Acquisitions and disposals	167-168 175-176
		Rio Tinto Financial Information by Business Unit	266-268
		Shareholder Information – Organisational structure – Nomenclature and financial data – History – Dual-listed companies structure	325 325 325 325-326
		Additional information – US disclosure – Document on display – Registered offices	334 358
	4.B – Business overview	2024 at a glance	3
		Chair’s statement	4
		From the Chief Executive	5
		Strategic context	6
		Strategic framework	7
		Our business model	8
		Our stakeholders	9
		Progressing our 4 objectives	10-11
		Key performance indicators	12-14
		Chief Financial Officer’s statement	15
		Financial review	16-23
		Iron Ore	24-25
		Aluminium	26-27
		Copper	28-29
		Minerals	30-31
		Our approach to ESG	32-87
		Governance – Additional statutory disclosure – Government regulations – Environmental regulations	150 150
		Financial statements Note 6 – Revenue by destination and product	177-178
		Metals and minerals production	275-276
		Mineral Resources and Mineral Reserves	277-300
		Qualified Persons	301
		Mines and production facilities	302-319
		Additional information – US disclosure – Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934	331

Item	Form 20-F Caption	Location in this document	Page
	4.C Organisational structure	Financial statements – Note 30 – Principal subsidiaries – Note 31 – Principal joint operations – Note 32 – Entities accounted under the equity method	218-219 219-220 220-222
		Shareholder Information – Organisational structure – Dual-listed companies structure	325 325-326
	4.D – Property, plants and equipment	Key performance indicators	12-14
		Financial review – Capital projects – Future options	22 23
		Iron Ore	24-25
		Aluminium	26-27
		Copper	28-29
		Minerals	30-31
		Our approach to ESG	32-87
		Governance – Additional statutory disclosure – Environmental regulations – Energy efficiency action	150 150
		Financial statements Note 13 – Property, plant and equipment	185-189
		Metals and minerals production	275-276
		Mineral Resources and Mineral Reserves	277-300
		Qualified persons	301
		Mines and production facilities	302-319
		Additional information – US disclosure – Summary disclosure of operations pursuant to Item 1303 of SK-1300 under Securities Act of 1933	340
		Additional information – US disclosure – Individual property disclosure pursuant to Item 1304 of SK-1300 under Securities Act of 1933	340-356
		Additional information – US disclosure – Internal controls disclosure pursuant to Item 1305 of SK-1300 under Securities Act of 1933	356
		See Exhibit 96.4	–

Item	Form 20-F Caption	Location in this document	Page
4A	Unresolved staff comments	None	–
5	Operating and financial review and prospects
	5.A – Operating results	Chair’s statement	4
		Financial review	16-23
		Iron Ore	24-25
		Aluminium	26-27
		Copper	28-29
		Minerals	30-31
		Our approach to ESG	32-87
		Governance – Additional statutory disclosure – Operating and financial review – Government regulations – Environmental regulations	146-147 150 150
		Financial statements –h. Impact of Climate Change on the Group –Note 24 – Financial instruments and risk management	157-160 202-207
		Rio Tinto Financial Information by Business Unit	266-268
		Alternative Performance Measures	269-273
	5.B – Liquidity and capital resources	Financial review – Capital projects – Future options	22 23
		Copper – Oyu Tolgoi underground project	29

Financial statements
– Note 14 – Close-down and restoration provisions
– Our capital and liquidity
– Note 19 -  Net debt
– Note 20 – Borrowings
– Note 21 – Leases
– Note 22 – Cash and cash equivalents
– Note 23 – Other financial assets and liabilities
– Note 24 – Financial instruments and risk management
– Note 28 – Post-retirement benefits
– Note 36 – Other provisions
– Note 37 – Contingencies and commitments
			189-193 197 198 198-199 200 201 201-202 202-207 211-217 225 226-228
	5.C – Research and development, patents and licenses, etc.	Strategic framework	7
		Progressing our 4 objectives	10-11
		Our approach to ESG - Environment	35-40
		Governance – Additional statutory disclosure – Exploration, research and development	150

Financial statements
– Note 7 – Net operating costs (excluding items disclosed separately)
– Note 13 - Property, plant and equipment
-Impact of climate change on our business - Useful economic lives of our power generating assets
			178 185-189 189
	5.D – Trend information	2024 at a glance	3
		Chair’s statement	4
		From the Chief Executive	5
		Strategic context	6
		Strategic framework	7
		Our business model	8
		Our stakeholders	9
		Progressing our 4 objectives	10-11
		Key performance indicators	12-14
		Chief Financial Officer’s statement	15
		Financial review	16-23
		Iron Ore	24-25
		Aluminium	26-27
		Copper	28-29
		Minerals	30-31
	5.E – Critical accounting estimates	Not Applicable	–

Item	Form 20-F Caption	Location in this document	Page
6	Directors, senior management and employees
	6.A – Directors and senior management	Governance – Board of Directors – Executive Committee	102-103 104-105
		Additional statutory disclosure – Directors and executives	149
	6.B – Compensation	Governance – Remuneration at a glance – Remuneration principles – Implementation report – Implementation report tables	123-125 126 127-140 141-145
		Financial statements – Note 26 – Employment costs and provisions – Note 27 – Share-based payments – Note 28 – Post-retirement benefits	208 209-211 211-217
	6.C – Board practices	Governance	100-152
		Governance – Board of Directors – Executive Committee – Audit & Risk Committee report – Remuneration at a glance – Application of and compliance with governance codes and standards	102-103 104-105 113-116 123-125 151-152
		Shareholder information – Directors – Appointment and removal of Directors	329
	6.D – Employees	Our stakeholders – Our people	9
		Our approach to ESG – Talent, diversity and inclusion	78-80
		Financial statements – Note 25 – Average number of employees – Note 26 – Employment costs and provisions	208 208
		Rio Tinto financial Information by Business Unit	266-268
	6.E – Share ownership	Governance – Implementation report – Executive Directors’ shareholding – Non-Executive Directors’ share ownership – Other share plans	136 140 140
		Financial statements - Note 27 – Share-based payments	209-211
	6.F – Disclosure of a registrant’s action to recover erroneously awarded compensation	Governance – Remuneration at a glance See Exhibit 96.5	123-125
7	Major shareholders and related party transactions
	7.A – Major shareholders	Shareholder information - Shareownership – Substantial shareholders in Rio Tinto plc – Substantial shareholders in Rio Tinto Limited – Analysis of ordinary shareholders – Twenty largest registered shareholders	326 326 327 327
	7.B – Related party transactions	Financial review	16-23
		Financial statements Note 33 – Related-party transactions	222
	7.C – Interests of experts and counsel	Not applicable	–
8	Financial Information
	8.A – Consolidated statements and other financial information	Financial review – Our shareholder returns policy	21
		Additional statutory disclosure - Operating and financial review	146-147
		Financial statements Note 37 – Contingencies and commitments	226-228
		See Item 18	–

Item	Form 20-F Caption	Location in this document	Page
	8.B – Significant changes	Financial statements Note 39 – Events after the balance sheet date	229
9	The offer and listing
	9.A – Offer and listing details	Additional statutory disclosure – Operating and financial review	146-147
		Shareholder information – Organisational structure – Markets	325 326-327
	9.B – Plan of distribution	Not applicable	–
	9.C – Markets	Shareholder information – Markets	326-327
		See Exhibit 2.1	–
	9.D – Selling shareholders	Not applicable	–
	9.E – Dilution	Not applicable	–
	9.F – Expenses of the issue	Not applicable	–
10	Additional information
	10.A – Share capital	Not applicable	–
	10.B – Memorandum and articles of association	Financial review – Our shareholder returns policy	21
		Governance – Application of and compliance with governance codes and standards	151-152
		Shareholder information – Dual-listed companies structures – Material contracts – Exchange controls and foreign investment – Directors	325-326 328-329 329 329-330
		See Exhibit 2.1	–
	10.C – Material contracts	Financial statements – Our capital and liquidity	197
		Shareholder information – Material contracts	328-329
	10.D – Exchange controls	Shareholder information – Exchange controls and foreign investment	329
	10.E – Taxation	Additional information – US disclosure – Taxation	331-333
	10.F – Dividends and paying agents	Not applicable	–
	10.G – Statement by experts	Not applicable	–
	10.H – Documents on display	Additional information – US disclosure – Document on display	334
	10.I – Subsidiary information	Not applicable	–
	10.J – Annual report to security holders	Additional information – US disclosure – Document on display	334
11	Quantitative and qualitative disclosure about market risk	Risk factors	91-98
		Financial statements Note 24 – Financial instruments and risk management	202-207
		Cautionary statement about forward-looking statements	357
12	Description of securities other than equity securities
	12.A – Debt securities	Not applicable	–
	12.B – Warrants and rights	Not applicable	–
	12.C – Other securities	Not applicable	–
	12.D – American depositary shares	Additional information – US disclosure – American Depositary Shares - American depositary receipts (ADRs)	333-334
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and Procedures	Governance – Additional statutory disclosure – Disclosure controls and procedures – Management’s report on internal control over financial reporting	151 151
		See Item 18 for the Report of the Independent Registered Public Accounting Firm	–
16	[Reserved]	Not applicable	–
16A	Audit committee financial expert	Governance – Audit & Risk Committee report – US listing requirements – Application of and compliance with governance codes and standards	113 151-152
16B	Code of ethics	Our approach to ESG – Governance	86-87
16C	Principal accountant fees and services	Governance – Audit & Risk Committee report – External auditors	115-116
		Financial statements – Note 38 – Auditors’ remuneration	228

Item	Form 20-F Caption	Location in this document	Page
16D	Exemptions from the listing standards for audit committees	Not applicable	–
16E	Purchase of equity securities by the issuer and affiliated purchasers	Governance – Additional statutory disclosure – Purchases	147-148
		Financial statements – Note 34 – Share capital	223
16F	Change in registrant’s certifying accountant	Not applicable	–
16G	Corporate Governance	Governance – Application of and compliance with governance codes and standards	151-152
16H	Mine safety disclosure	See Exhibit 16.1	–
16I	Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable	–
16J	Insider trading policies	Dealing in Rio Tinto securities See Exhibit 11.1	150 –
16K	Cybersecurity	Our approach to risk management	88-90
		Risk factors – Preventing material business disruption and data breaches due to cyber events	94
		Additional information – US disclosure – Cybersecurity	335-339
17	Financial statements	Not applicable	–
18	Financial statements	About Rio Tinto	154
		About the presentation of our financial statements	154
		Group Income Statement	162
		Consolidated Statement of Comprehensive Income	163
		Consolidated Cash Flow Statement	164
		Consolidated Balance Sheet	165
		Consolidated Statement of Changes in Equity	166
		Financial statements – Notes 1 to 40	167-229
		Report of Independent Registered Public Accounting Firms	246-247
19	Exhibits	See Exhibit List at the end of this document	–
Other information contained within Rio Tinto’s Annual Report on Form 20-F 2024 (Form 20-F) is not included in this Form 20-F unless specifically identified above and is furnished to the SEC for information only.

Contents

Strategic report
Our world today… and looking to the future	2
2024 at a glance	3
Chair's statement	4
From the Chief Executive	5
Strategic context	6
Strategic framework	7
Our business model	8
Our stakeholders	9
Progressing our 4 objectives	10
Key performance indicators	12
Chief Financial Officer's statement	15
Financial review	16
Iron Ore	24
Aluminium	26
Copper	28
Minerals	30
Our approach to ESG	32
Environment	35
Our 2025 Climate Action Plan	41
Social	76
Governance	86
Our approach to risk management	88
Risk factors	91
Five-year review	99
Directors’ report
Governance
Chair's introduction	100
Governance framework	101
Board of Directors	102
Executive Committee	104
Our stakeholders - Section 172(1) statement	106
Board activities in 2024	109
Evaluating our performance	110
Nominations Committee report	111
Audit & Risk Committee report	113
Sustainability Committee report	117

On the cover: The Rincon Lithium Project, Argentina, which produced first lithium from the starter plant this year. Lithium is part of our portfolio of materials essential to a low-carbon future.
References to information on websites in the Form 20-F are included as an aid to their location and such information is not incorporated in, and does not form part of, this Form 20-F. We have included any website as an inactive textual reference.
KPMG's independent assurance report related to sustainability is not included within this Form 20-F and therefore any references to this report (or the related assurance services) are not incorporated in, and do not form part of, this Form 20-F.

Annual Report on Form 20-F 2024	1	riotinto.com
Many of our operations are located on land and
waters that have belonged to Indigenous and
land-connected Peoples for thousands of years.
We respect their ongoing deep connection to,
and their vast knowledge of, the land, water and
environment. We pay our respects to Elders,
both past and present, and acknowledge the
important role Indigenous and land-connected
Peoples play within communities and our business.
We are Rio Tinto, and we’re finding better ways™
We live on a planet that’s changing fast. The energy transition is an urgent, global challenge that calls for more of the metals and minerals we produce. This provides us with great opportunity, but we must supply that demand responsibly, and reduce
emissions across our value chain. It’s why we’re working tirelessly to find solutions to complex questions, so we can help close the gaps, as we provide the materials the world needs.

Find out more about how we’re …
Accelerating growth	page 22
Innovating to net zero	page 41
Evolving our culture	page 78

On this page: We are rehabilitating the Argyle diamond mine on the traditional lands of the Miriwoong and Gija People in Western Australia.

● Mines | ★ Projects | ■ Smelters, refineries, processing plants and power and shipping facilities remote from mine | ○ ☆ □ Non-managed operations

Annual Report on Form 20-F 2024	2	riotinto.com
Strategic report
Our world today…
and looking to the future
We are active in 351 countries,
producing the metals and minerals
the world needs to grow and
decarbonise. Our materials are
used in everyday life, helping people
and societies build homes and
infrastructure, travel and work,
and learn and communicate.

Listen to our podcast, Things You Can’t
Live Without, to discover the role our
metals and minerals play, and what needs
to happen to create a sustainable future for
the items we have come to rely on:
riotinto.com/podcast

We have 60,0002 employees worldwide,
connected by our common purpose.
Our exploration teams in the field, the
colleagues at our project sites and operating
our mines, processing facilities and
infrastructure, those working in our offices
and innovation centres – they bring our
values of care, courage and curiosity to life.
We’re focusing on the materials needed both
now, and for the future. We continue to see
strong traditional drivers of demand, and our
core markets are growing. At the same time,
emerging trends and the energy transition
are opening up new opportunities for us to
deliver profitable growth.
So we’re unlocking the full potential of our
assets, and growing and diversifying our
portfolio, to become Best Operator for today
and tomorrow.
We’re investing in our people, our assets and
our orebodies. We’re exploring in 17
countries, and driving forward with our strong
pipeline of projects so we can deliver the
materials the world needs, safely, sustainably
and for the long term. We’re listening and
partnering so we learn and improve. And
we’re strengthening our culture so our people
feel safe and respected, and empowered to
continue finding better ways™.
Rio Tinto across the globe
Our portfolio includes iron ore, aluminium, bauxite, alumina, copper, titanium dioxide, lithium, borates, salt and diamonds.

For more information on our mines and production facilities, Mineral Resources and Mineral Reserves around the world, see pages 277 to 300.
Operations and projects3

Iron Ore	Copper
Aluminium	Minerals
1.Includes our mines and production facilities, main
exploration activities and countries where we have a
significant presence through activities including research
and development, commercial, sales, and corporate
functions.
2.This represents the average number of employees for
the year, including the Group's share of non-managed
operations and joint ventures. Refer to page 208 for
more information.
3.The map indicates the location of our global operations
and projects, however it does not identify all individual
facilities included in an operation. It does not include our offices, research and development centres, and some
processing and shipping facilities. The dots on the map
are indicative and in some locations we have more
assets than visually represented due to the size of the
map. In Western Australia, for example, we operate 17
iron ore mines. For more detail, see the Mines and
production facilities section on pages 274-319.
Operations and projects are indicated according to their
product group. The Iron Ore Company of Canada is an
iron ore operation but is reported under Minerals due to
the management structure. Management responsibility
for the Simandou iron ore project in Guinea during the
build phase of the project falls under the Chief Technical
Officer and it is included in “Other operations”.

Annual Report on Form 20-F 2024	3	riotinto.com
Strategic report
2024 at a glance

Fatalities at managed operations 5 (2023: 0)	All-injury frequency rate 0.37 (2023: 0.37)	Women in our workforce 25.2% (2023: 24.3%)
Completion rate of "Building Everyday Respect" employee learning module 97.4% (2023: 83.5%)	Scope 1 and 2 greenhouse gas emissions 30.7Mt CO2e (2023: 33.9Mt CO2e) (gross adjusted equity emissions)	Profit after tax attributable to owners of Rio Tinto[1] $11.6bn (net earnings), (2023: $10.1bn)
Net cash generated from operating activities $15.6bn (2023: $15.2bn)	Underlying EBITDA[2] $23.3bn (2023: $23.9bn)	Total dividend per share 402.0 cents (2023: 435.0 cents)
2024 consolidated sales revenue: $53.7bn (2023: $54.0bn)
By destination (%)

●	Greater China	●	US	●	Japan	●	Other Asia	●	Europe	●	Canada	●	Australia	●	Other
By reportable segments (%)

●	Iron Ore	●	Aluminium	●	Copper	●	Minerals

Iron Ore	Aluminium		Copper	Minerals
Underlying EBITDA $16.2bn (2023: $20.0bn)	Underlying EBITDA $3.7bn (2023: $2.3bn)		Underlying EBITDA $3.4bn (2023: $2.0bn)[3]	Underlying EBITDA $1.1bn (2023: $1.4bn)
Pilbara iron ore 100% basis of production 328.0Mt (2023: 331.5Mt)	Bauxite Rio Tinto share of production 58.7Mt (2023: 54.6Mt)	Aluminium Rio Tinto share of production 3,296kt (2023: 3,272kt)	Mined copper Consolidated basis of production 697kt (2023: 620kt)	Titanium dioxide slag Rio Tinto share of production 990kt (2023: 1,111kt)
1.All financial values in this Form 20-F are presented in US dollars unless otherwise stated.
2.Underlying EBITDA is a non-IFRS measure. A definition of underlying EBITDA and a reconciliation to its closest IFRS measure is presented in note 1 (page 168).
3.Comparative information has been adjusted to reflect the movement of Rio Tinto Guinea from the Copper product group to
“Other operations”. Refer to note 1 (page 167) for details.

For more information on our product groups’ performance, see pages 24-31.

Annual Report on Form 20-F 2024	4	riotinto.com
Strategic report
Chair’s statement

Rio Tinto is optimistic about the coming year. In 2024, we laid out the pathway to a decade of growth, gained clarity on the portfolio, and ensured we are in excellent financial health even as we execute more projects worldwide than ever before. Even with more global volatility, the underlying drivers of population growth, an expanding global middle class, the push for more localised manufacturing, artificial intelligence, and the energy transition continue to underpin demand for what we do.

The world needs the copper, aluminium, iron
ore, and minerals we provide; our business is
evolving in line with this demand, recently
with our lithium business and the proposed
acquisition of Arcadium. Our robust results
and capital discipline demonstrate our ability
to grow organically and inorganically, and to
diversify and decarbonise our business while
creating significant shareholder value. We
have a lot of momentum, and I am confident
we can deliver further value now and in the
long term by following our strategy and
continuing to focus on our 4 key objectives:
to become Best Operator, striving for
impeccable ESG credentials, to excel in
development and to deepen our
social licence.
That said, we are devastated that there were
5 fatalities in the year, a tragic reminder of
why a relentless focus on safety is so
important in our industry. We are committed
to learning from these fatalities to improve
our processes everywhere.
Our purpose in action
As a Board, we have spent a lot of time in
2024 focusing on Rio Tinto’s strategy to
ensure we have the right portfolio of
commodities, clear milestones for success,
and are building capacity to meet the
increasing demand. We have seen this in
action on many site visits. For example, in
March, Ben Wyatt, Dean Dalla Valle and I
visited the Simandou project in Guinea
and witnessed early construction of the 620-
kilometre railway. Less than a year on, we
have signed the co-development
agreements, crushed the first iron ore,
built a 275-metre-long bridge, inaugurated 7
new schools and with a workforce of
over 13,000 people, around 81% of whom
are Guinean.
As we build, we are working with
governments, communities and civil society
groups on biodiversity and socioeconomic
development. We are certainly not perfect,
but we are taking the necessary steps to
deepen our social licence. We cannot solve
our biggest challenges alone, and it is
important that our partnerships are mutually
beneficial for all our stakeholders. A positive
workplace culture is also key to operational
performance. So, while there is still a long
way to go, I am encouraged by the progress
we are making on our culture change
journey.
Well positioned in an uncertain
landscape
We are clearly in a time of significant
geopolitical volatility with conflict, trade
tensions and polarisation at domestic and
international levels. There will be further
volatility in 2025, but we are working on what
is within our control and Rio Tinto is well-
positioned to manage risk. I am confident we
have the right strategy to meet the many
opportunities and navigate the challenges.
Because, ultimately, what we do is
increasingly in demand and will remain so,
despite the hurdles we must deal with along
the way, such as slow permitting.
Decarbonisation is core to our strategy.
We have ambitious targets to reduce our
emissions by 50% by 2030 and reach net
zero by 2050, and getting there will be hard.
But we have developed a roadmap that
should enable us to achieve our targets while
reducing energy uncertainty and improving
the underlying economics for our assets. Our
portfolio of decarbonisation initiatives is
focused on value, giving us confidence that
our investments here are not only better for
the environment, but better for our business
for the long term. Considering the complexity
of the challenges before us, innovation is
becoming an even more important part of our
approach across Rio. This is being driven by
our Chief Innovation Officer and our strong
research and development team, who are
testing future technologies and considering
how we can scale them competitively.
A team effort
In 2025, Rio Tinto will continue to focus on
building a culture where everyone feels safe,
respected and empowered, because that is
how an organisation delivers great
performance. We will also continue to forge
partnerships that enable us to grow and
deliver further attractive shareholder returns.
We cannot do this alone, and I want to thank
every one of our partners, customers,
suppliers, investors, governments,
communities and Indigenous Peoples who
supported us in 2024. Above all, I want to
thank our colleagues across the globe who
are helping us to find better ways to provide
the materials the world needs.
Dominic Barton
Chair
19 February 2025

Follow Dominic on LinkedIn linkedin.com/in/dominicsbarton

Annual Report on Form 20-F 2024	5	riotinto.com
Strategic report
From the Chief Executive

When I look back at 2024, I am proud of the progress our team has made. The portfolio is evolving, production is growing, and we are developing our technical skills and getting more disciplined at cost management as we focus on becoming Best Operator, learn from building major projects, and advance our decarbonisation agenda.

It is in Rio Tinto’s DNA to deliver quality
assets of scale, at the lowest part of the cost
curve, and to find better ways to provide the
materials the world needs. In 2024 we
tapped into this DNA to deliver profitable,
stable growth and significant shareholder
value. We are unfolding the historic strength
of Rio Tinto, and this strength is clear in our
financial results.
However, we still have much to learn and
improve, including on safety. We are
heartbroken by the loss of our colleagues in
2024, and deeply committed to learning from
every safety event.
Evolving our portfolio
We are continuing to align our portfolio with
the commodities where demand growth is
strongest, including lithium, a cornerstone
mineral of the energy transition. At the
Rincon project in Argentina, we went from
greenfield to first lithium in only 32 months,
and we are now expanding the plant. Along
with the proposed acquisition of Arcadium,
Rincon shows our commitment to building a
world-class battery minerals portfolio.
Building major projects
We are becoming much more skilled as an
organisation at executing projects at scale,
on time and to budget. Simandou has
progressed rapidly and is on track for first
production at mine gate in 2025. At Oyu
Tolgoi, we delivered first ore on the conveyor
to surface in October, and production at the
copper mine is expected to grow by more
than 50% in 2025. In Canada, we are
expanding the use of our low-carbon AP60
aluminium smelting technology. And these
global teams of experienced project-building
professionals are capturing and embedding
their learnings.
Towards Best Operator
We are also determined to realise the full
potential of our existing assets, which means
accelerating the drive to become Best
Operator. We made good progress on this
objective in 2024, achieving consistent iron
ore production in the Pilbara, and reaching
nameplate capacity at the Amrun bauxite
mine. Of course, Best Operator is not only
about production but also cost
competitiveness, and we are becoming more
disciplined at managing our costs.
We will move further and faster on this
objective in 2025, and seek to stabilise
assets such as Iron Ore Company of Canada
and Kennecott, which present huge
opportunities to unlock value. As we go
deeper into our sites with the Safe
Production System (SPS), we see how much
potential there is across our assets.
Impeccable ESG and social licence
Societal factors heavily influence our ability
to operate, which is why we are continuing to
move the dial on impeccable ESG and our
social licence. Decarbonising our business is
deeply physical and complex, but we are
starting to deliver projects to reduce
emissions while retaining value. We can only
achieve our ambitious targets by working
closely with stakeholders, so I was
encouraged by the agreement with the
Queensland Government to support Boyne
Smelters, and our efforts to secure the long-
term future of the Tiwai Point smelter in New
Zealand. It is up to others to judge our
progress, but I do sense we are becoming a
partner of choice globally. We can win more
hearts and minds by actioning our purpose,
finding better waysTM, that are more
sustainable and are mutually beneficial.
Staying the course on culture change
Culture is fundamental to how we realise the
full value of our assets. The release of the
Everyday Respect Progress Review in
November was important, helping us
understand where we are on our culture
change journey. It is unacceptable that
colleagues are still experiencing harmful
behaviours, but we are encouraged that
many believe we are heading in the right
direction. We will stay the course, creating a
culture where everyone feels safe, respected
and empowered.
Delivering growth while creating value
We have considerable momentum heading
into 2025, and all the building blocks for an
incredibly strong, diversified and growing
business. We will continue taking actions that
ensure we remain strong in the short,
medium and long term, while paying
attractive returns to our shareholders.
We will have a laser focus on unlocking the
full potential of our assets as we go deeper
with SPS, deliver improved cost
management, and learn from executing
complex projects. We will improve our culture
and safety processes as part of an
accelerated drive to become Best Operator.
This way, we know we can afford to grow,
decarbonise, and build a portfolio of
materials the world needs, positioning us to
be more competitive as we grow.
Jakob Stausholm
Chief Executive
19 February 2025

Follow Jakob on LinkedIn linkedin.com/in/jakobstausholm

Annual Report on Form 20-F 2024	6	riotinto.com
Strategic report
Strategic context
Our strategy is informed by a deep analysis of the interplay of global megatrends, explored through the lens of plausible scenarios. These allow us to explore potential futures for our industry and inform our portfolio decisions. Our success relies on our ability to strengthen our resilience to changing externalities while building partnerships and capabilities that enable us to capture emerging opportunities.

Our scenario approach
We use global scenarios in our strategy
and capital allocation processes to
stress test our portfolio and investment
decisions under alternative
macroeconomic settings. These are
created collaboratively, using Group-
wide expertise to capture important
market-specific trends and insights. Our
scenario framework focuses on 2
prevailing forces: the speed of global
economic growth and the trajectory of
climate action, each heavily influenced
by global geopolitics, governance and
technology. In 2024, we updated our
methodology, replacing our 2 former
core scenarios (Competitive and
Fragmented Leadership) with
Conviction and Resilience scenarios,
which inform our industry and project
evaluations under 2 distinct
macroeconomic settings:
–Conviction Scenario consists of
elements of both our former core
scenarios, envisaging a degree of
industry fragmentation and
increasing government intervention
in key markets, but also significant
progress in the development and
deployment of energy transition
technologies, in part driven by
heightened global competition.
–Resilience Scenario represents a
lower-growth world, where prevailing
geopolitical uncertainty and populist
and nationalist movements result in
weaker governance, fragmented
global trade, and less effective climate
action.
Additional scenarios provide sensitivity
analysis. These include our
Aspirational Leadership scenario,
which allows us to explore decisions in a
world that remains on track to limit the
global average temperature rise to
1.5°C (above pre-industrial levels) by
2100. We also test our analysis against
consensus forecasts to explore our level
of conviction against the market and
identify emerging opportunities and
risks.
These scenarios allow us to examine
the robustness of our investment
decisions, identify opportunities for
protecting against the downside, gauge
against market conviction and evaluate
areas where we see upside potential
beyond our peers.

Policy fragmentation and
climate action
In 2024, we continued to see strong
government intervention in the market and
an increasingly fragmented policy landscape
as countries competed to strengthen their
position in key sectors. In the 2 years since
the US Inflation Reduction Act was signed,
tax credits have been announced for a range
of sectors, and hundreds of billions of dollars
of additional investments have been
announced by US and foreign companies.
Other regions have continued to respond
with legislation designed to accelerate
decarbonisation, bolster local manufacturing
and enhance supply security (such as the
recently announced EU Net Zero Industry
Act).
While these initiatives have helped support
the energy transition in some ways, such
as by increasing electric vehicle (EV)
production capacity and renewable projects,
the fragmented climate policy landscape and
current economic uncertainty have hindered
global momentum on decarbonisation.
Global CO2 emissions are expected to
increase moderately in 2024, in line with the
past 2 years. This is particularly apparent for
sectors that require significant capital to
switch to fossil-fuel alternatives. In 2024,
we have also seen policy support,
particularly in the US, continue to drift away
from climate action and towards sectors
deemed critical to national security, such as
defence, communications and computing.
Western reindustrialisation
To date, Western reindustrialisation in
processing (smelting and refining) and
manufacturing has been limited due to strong
low-cost international competition and the
widening capital intensity gap with China,
where participants continue to hone their
project development and technological
capabilities. To address these challenges,
Western governments have adopted
increasingly protectionist approaches to
support regional competitiveness and reduce
import dependencies for strategic sectors.
In 2024, the US announced tariff increases
on a range of Chinese goods, including
semiconductors and solar cells (tariffs
increased from 25% to 50%), EV batteries
(from 7.5% to 25%) and EVs (from 25% to
100%). The EU also announced an increase
in tariffs on imported EVs from a 10% base
rate to up to 45.3% for some Chinese-built
EVs. Importantly, both the US and EU have
increased tariff and safeguard measures to
ensure their remaining processing base in
steel and aluminium smelting is preserved.
This is vital in reducing raw material supply
bottleneck risks.
Access to materials
In 2024, we also saw continued heightened
fears around raw material supply disruptions,
triggered by escalating conflicts and
retaliatory trade measures (ie increased
tariffs or export quotas on critical minerals).
In response, governments and downstream
participants in key demand jurisdictions (the
US, EU, China, Japan and South Korea)
have shown an appetite to partner with
metals and mining companies to secure new
sources of supply. We have seen 3 key
approaches:
–Reshoring of mining: Governments
have increased subsidy availability and
state support for domestic mining projects
to limit trade exposure risks. However,
attempts to reshore mining have been
limited due to resource quality and capital
constraints and prevailing permitting
challenges, particularly in developed
economies.
–New projects in the “Global South”:
Governments have increased efforts to
forge new bilateral and multi-lateral
partnerships, to help access high-quality
resources in developing economies.
This trend is driving strong competition for
high-quality projects and fuelling demand
for metals and mining partners that can
deliver projects while maintaining
regionally aligned ESG priorities.
–Recycling: For governments and original
equipment manufacturers, recycling
provides a potentially low capital, low risk,
and more socially acceptable pathway to
secure additional supply while continuing
to support the global decarbonisation
agenda. While China has continued to
build scrap-processing capacity and
capabilities (including through the recently
established China Resources Recycling
Group), deindustrialisation, smelter
closures and inadequate collection
schemes in the West have weighed on
progress. To address this, several
governments initiated policies and
strategies in 2024, including Germany’s
National Circular Economy Strategy and
the US’s Battery and Critical Mineral
Recycling Grant Program.

Annual Report on Form 20-F 2024	7	riotinto.com
Strategic report
Strategic framework
Our purpose is
Finding better ways™
to provide the materials the world needs.
This reflects our ambition to grow profitably and take a lead in the energy transition by innovating and continuously improving.
See examples of how we're bringing our purpose to life at riotinto.com/purpose
Our strategy is how we achieve this.
Growing production of the materials the world needs for the energy transition while reducing operational emissions and partnering to decarbonise our value chains.
See how our strategy is moving us forward for profitable growth at riotinto.com/strategy
Our 4 objectives give us a clear pathway for driving progress and delivering results, in line with society's interests.

Become Best Operator, through great teams bringing their best every day, to safely and sustainably realise the full value of our assets.	Strive for impeccable ESG credentials by aligning our priorities with society’s expectations and considering safety and sustainability in every decision.	Excel in development by shaping our portfolio for the future while progressing our existing project pipeline on time and to budget.	Strengthen our social licence by building meaningful partnerships, listening and learning, and earning trust.
See some of the ways we’re progressing our objectives, on pages 10-11.
Our values define how we show up, to build a workplace where everyone, everywhere feels safe, respected and empowered to have a good day, every day.

We care about: the safety of ourselves and others ● creating an environment of trust ● our impact on others.	We have the courage: to show vulnerability ● to speak up and challenge when we can do better ● to take ownership of our actions and outcomes.	And we have the curiosity: to learn and grow ● to problem solve and find opportunities for everyday innovation ● to be open to different perspectives.

Our business model helps us deliver value that matters to our stakeholders. See how we do this, and the importance of partnerships in meeting our goals, on pages 8-9.
We ensure effective corporate governance to manage our performance responsibly and sustainably.
We track the progress we’re making
to deliver our strategy with measures
of our financial, operational, safety
and ESG performance.
See how we performed against these
key performance indicators on pages 12-14.
Our Board oversees how we’re managing risk and delivering our strategy. Discover how our Board also monitors our culture to make sure it aligns with our values on page 106.
And we have a Remuneration Policy
that supports us to deliver our strategy
in line with our purpose and values.
Find out about the financial, safety,
ESG and culture measures it takes
into account on page 124.

Annual Report on Form 20-F 2024	8	riotinto.com
Strategic report
Our business model
Across every stage of what we do, our business model helps us deliver value that matters to our stakeholders.

1	Explore and evaluate We use new and advanced technologies to explore, discover and deliver attractive growth opportunities, with a focus on materials essential for the energy transition.
2
Develop and innovate
We are an industry leader in research and development, and
partner with customers, technology providers, academia and
local communities to develop new projects and more efficient, safer and sustainable production pathways.

3
Mine and process
We own and operate mining and processing operations
spanning a range of countries and commodities. We are a
global industry leader, focused on safe, productive and
environmentally responsible performance.

4
Market and deliver
We market our products to meet the diverse needs of our
customers, with a focus on creating lower-carbon, responsibly sourced and traceable products that help our customers
decarbonise. We maximise value for our business, delivering
them safely, reliably and efficiently through our global logistics network.

5
Close and repurpose
We are responsible operators, delivering value at every
stage from discovery to closure. We engage our stakeholders
in rehabilitation and social transition planning and in
preparation for closure. We review each site's closure
plans annually.

Image: Argyle diamond mine tailings storage facility, Australia.	For more information about how we deliver value, see riotinto.com/ourbusiness

Annual Report on Form 20-F 2024	9	riotinto.com
Strategic report
Our stakeholders
By engaging openly and transparently with
our stakeholders, listening to and learning
from them, we can better understand each
other’s priorities, and how we can work
together for mutual benefit. We cannot solve
all the challenges we face alone, and we
value the strength these partnerships bring in
helping us meet our goals.
Section 172(1) statement
This stakeholder section, together with our
stakeholder pages in the Governance section
(pages 106-108), explains how the Board
takes account of stakeholder interests. These
comprise our “Section 172(1) statement”.
Our people
55,0001
Employees across 6 continents
(2023: 55,000)
We are building an environment of trust,
where everyone, everywhere feels safe,
respected and empowered to have a good
day, every day. We do this by creating a safe
and inclusive environment for everyone, by
having a common way of doing what we do
everywhere, and living and leading with our
values every day. In 2024, we conducted the
Everyday Respect Progress Review to
understand the progress we have made, and
areas we need to improve, towards a safe,
respectful and inclusive work environment.
We launched our global recognition program,
RockStars, to celebrate colleagues who
demonstrate our values in action, and
Inclusive Voices, our Employee Resource
Groups, to amplify diverse voices throughout
Rio Tinto.
Our people survey is one of the tools that
helps us understand how our employees
experience working for us. In our most recent
survey conducted in Q4 2024, our employee
satisfaction rating (eSAT) was 74 points (Q4
2023: 74). For more information see page 78.
Communities
27.7%
Increase in spend with Indigenous businesses
in Australia
(2024: A$926m, up from A$725m in 2023)
Communities are the places and the
people who make up where we live, work
and call home. We work in partnership
with communities to understand how our
activities impact their lives, culture, land and
environment, and how we can help create
better social outcomes such as more jobs
and local procurement.
Over the past few years, we have focused on
our own standards of open and transparent
engagement. We are finding better waysTM
to work with communities and Indigenous
Peoples, promoting greater recognition and
inclusion of Indigenous Peoples in our
decision making. We are targeting for all
sites to co-manage cultural heritage with
communities and knowledge holders by
2027. And for all our people to complete
annual human rights awareness training as
part of our Code of Conduct learning.
Civil society organisations
20+
CSOs took part in our 2024 roundtables in
Melbourne, London and Montreal, in person
One way we can help address the world’s
many complex environmental, social and
governance (ESG) challenges, such as
climate change, human rights violations,
bribery and corruption, is through
collaboration with civil society organisations
(CSOs) and other stakeholders. Our senior
leaders regularly engage with CSOs, and
although our opinions may differ from time to
time, we respect different views, and are
open to constructive, fact-based feedback
and challenge from civil society on our
operations and performance across our
business. Our yearly roundtable discussions
with CSOs in Australia, Europe and North
America are one of the ways we make sure
we are listening to civil society perspectives.
Governments
$77bn
Paid in taxes and royalties globally over
the past 10 years
(2023: $76bn)
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
and infrastructure access.
Investors
$6.5bn
Total dividends declared to shareholders
(2023: $7.1bn)
Our investors include pension funds,
global fund managers, bondholders, and
tens of thousands of individuals around the
world, including approximately 36,000
Rio Tinto employees.
It is important that we understand our
investors’ needs and their vision for the
company. We therefore communicate and
engage extensively with them throughout the
year, both in person and through virtual
forums across multiple jurisdictions. In
addition to our annual general meetings in
the UK and Australia, we also held our
2024 Investor Seminar in London, where our
Executive Committee provided an update on
our progress against our strategy and how
we are advancing our
decarbonisation program.
Customers
1,730
Customers across multiple industries and countries
(2023: 1,7702)
Our customers’ needs are central to our
operational decision making. We leverage
insights generated from everything we
buy, sell and move around the world.
We collaborate closely with customers
to ensure we deliver products that meet their
specific requirements and help accelerate
their decarbonisation goals.
Where possible, we partner to co-develop
solutions that support our ESG commitments.
To address customer needs for supply chain
traceability, we have expanded the scope of
our START™ sustainability label to cover
copper cathodes, metal powders and salt.
Similar to our aluminium products, we are now
providing ESG metrics associated with
sourcing and producing these materials from
mine to market.
Suppliers
$31bn
Spent with suppliers globally in 2024
(2023: $29bn3)
By improving how, and what, we buy we are
able to support our assets to become Best
Operator. This means reducing costs and
improving transactional efficiency while
improving the quality of what we purchase. As
part of this approach, we partner with local
and Indigenous businesses where possible.
This supports our efforts to have a positive
impact where we operate, so that we help to
create stronger communities that support our
operations, while giving them the opportunity
to share in our success.
Working in partnership with our suppliers
helps us to advance our day-to-day
operations to ensure we are delivering
solutions that best support our product
groups. These strong relationships will also
allow us to decarbonise our business faster.
We work hard to build trusted relationships
with our suppliers that align with our values
and strategic objectives.
1.Includes our total workforce based on managed operations (excludes the Group’s share of non-managed operations and joint ventures) as of 31 December 2024, rounded to the nearest 1,000.
2.2023 data has been restated using an updated approach for obtaining customer numbers across product groups. Numbers are for managed entities only.
3.2023 data has been restated to reflect a change in the definition of global supplier spend to include total contestable spend.

Annual Report on Form 20-F 2024	10	riotinto.com
Strategic report
Progressing our 4 objectives
Becoming Best Operator
What we are focusing on
–Eliminating fatalities, preventing catastrophic events and
reducing injuries.
–Executing our strategy to deliver attractive shareholder returns and build a stronger, more diversified, and growing business.
–Safely and sustainably realising the full value of our assets, through our Safe Production System (SPS).
In 2024
Safety
–Our all-injury frequency rate (AIFR) was 0.37 in 2024 (consistent with 0.37 in 2023).
–Tragically, there were 5 fatalities in our business in 2024, and we continue to see serious events where people are exposed to
potential fatal incidents.
Operational performance
Our overall operating performance improved, and we delivered 1%
production growth and a 3% increase in sales volumes, both on a copper equivalent basis (based on long-term consensus pricing).
–Some assets continued to face challenges, particularly Iron Ore
Company of Canada, Kennecott and Rio Tinto Iron & Titanium.
At the end of 2024, we had commenced deployment of SPS at 31 (80%)
of our sites. These sites account for over 95% of the production uplift opportunity identified:
–At our Pilbara iron ore operations, we achieved our SPS target of
5 million tonnes, and Gudai-Darri reached 50Mtpa rates.
–6% year-on-year increase in good anodes produced at Kennecott
(excluding shutdowns and 2023 furnace rebuild).
–Record annual production at Amrun.
Our priorities for the future
Safety
–Continuing to support contractor safety, further integrating contractors into our safety culture and learning from them.
–Continuing to strengthen our safety control framework to align with our evolving risk profile.
–Improving the governance of our aviation safety and
assurance programs.
–Further evolving our safety maturity model.
Operational performance
–Continuing to strengthen the business as we execute our strategy to deliver profitable growth.
–Driving further consistency across our global operations.
Our SPS priorities for 2025:
–Accelerating SPS deployment saturation and maturity.
–Embedding the mindsets and behaviours we need for lasting and positive cultural change.
–Locking in high performance through our management
performance practices.

Striving for impeccable ESG
What we are focusing on
–Embedding sustainability in our decisions, to support our journey to becoming Best Operator.
–Striving for impeccable ESG credentials across our work, including in health, safety and wellbeing, environment and nature,
decarbonisation, communities, diversity, and culture.
–Truly listening to communities so we can find better ways to work together, and building cultural competency across Rio Tinto.
In 2024
Environment
–We are turning strategy into action on decarbonisation, and this year committed to carbon abatement projects representing more than 3 million tonnes of annual emissions.
–We shared our support for the ICMM’s Nature Position Statement, which sets out ICMM members’ approach to contributing to a
nature-positive future.
–We laid the foundation for our nature strategy and target program, through consultations with stakeholders.
Social
–We published the findings of an independent, external Progress
Review on our work to deliver sustained workplace cultural
change. It assessed our progress in the 2 years since we
published the Everyday Respect Report, and identified areas that require our continued effort.
–We strengthened our approach to psychosocial risk management, running more risk assessments, and helping leaders identify
hazards and implement controls.
–We developed a 3-year human rights learning strategy and a
global learning program to support training for our people in higher-risk human rights roles.
–We launched Local Voices, our global community perception
monitoring program, to help inform our planning and
decision making.
Governance
–We launched new annual Code of Conduct training.
–We piloted a new Third-Party Risk Management system.
Our priorities for the future
Environment
–We will progress our plans to deliver on our emission-reduction targets, work with our partners to reduce theirs, and collaborate to drive meaningful change for our stakeholders.
–We will formalise our nature strategy and approach, and continue open dialogue on it with our stakeholders.
–Our nature target program will begin in 2025, with a Group target and site-based improvement programs.
Social
–We will focus on the next stage of our plan to accelerate
culture change.
–We will continue to progress towards our Community and Social
Performance targets, and strengthen our capabilities to become a better operator and partner.
–We are moving to a model of co-management of cultural heritage.
Governance
–We will explore new ways of providing support to our people, and encourage more people to speak up.

Annual Report on Form 20-F 2024	11	riotinto.com
Strategic report  |  Progressing our 4 objectives
Excelling in development
What we are focusing on
–Advancing a range of projects across the business.
–Developing options for the future through our project pipeline, exploration, mergers and acquisitions, and technology.
In 2024
Project development
–We made significant progress on the mine, rail and port
infrastructure for the Simandou project in Guinea, in collaboration with our joint venture partners.
–We completed breakthroughs of Shafts 3 and 4 at Oyu Tolgoi, key to maximising the copper mine’s underground potential.
–We advanced 5 replacement iron ore mine projects in the Pilbara. At
Western Range, our newest mine in the Pilbara, first ore is on plan for the first half of 2025 and we are now operating our Autonomous
Haulage System trucks. Construction began on our seawater
desalination plant, which will support future water supply for our coastal operations and communities in the Pilbara.
–Construction began on the expansion of the AP Technology™
AP60 aluminium smelter in Quebec. AP60 smelting technology is among the most efficient and lowest-carbon technology currently available at commercial scale.
–The Rincon starter plant in Argentina delivered its first lithium.
Pipeline projects
–We approved the expansion of the Rincon lithium project in
Argentina to 60,000 tonnes per year.
–We continued to advance a range of other studies, including Winu and Resolution.
Exploration
–We made strong progress on our advanced Exploration projects, including Kamiesburg (mineral sands), Texas (potash) and Chiri
(diamonds).
–Our Nuevo Cobre project in Chile’s Atacama region, a joint venture with Corporación Nacional del Cobre de Chile (Codelco), has
delivered encouraging early results.
Innovation
–We established the Rio Tinto Innovation team to accelerate our innovation efforts, help shape our future business, and make our assets safer, more efficient and more sustainable. Our Group-wide approach enables us to focus on the highest impact projects, to innovate across and between product groups, functions and
geographies, and to work with external partners to bring the outside world in.
Our priorities for the future
–We will carry on exploring new approaches, technologies, renewable energy and partnership opportunities. Our aim is to discover, progress and develop high-quality projects supporting future growth through the cycle, in close consultation with communities.
–In 2025, we will invest in new partnerships with Chinese suppliers to trial new construction methods, innovations and technologies –
including artificial intelligence – to develop orebodies faster and reduce our capital intensity.
–We will manage our pipeline of opportunities to deliver high-quality growth options, focusing on materials needed in a decarbonising world, including:
•delivering first ore at Simandou in line with our 2025 plan
•optimising the next tranche of replacement mines in the Pilbara
•completing the Western Range project in the Pilbara
•managing key closure projects at Argyle, Gove and Ranger
•beginning operations at the Rincon starter plant, and beginning construction of the Rincon expansion plant
•completing the acquisition of Arcadium Lithium and integrating
Arcadium Lithium’s pipeline of development projects, subject to acquisition completion.
–We will continue building our teams’ capabilities needed to achieve these.
Strengthening our social licence
Strengthening our social licence underpins each of our objectives, and our ability to operate.
Our social licence is the extent to which we have the acceptance, support, and trust of multiple categories of stakeholders in countries that are most relevant to us. These stakeholders include our workforce, the communities in which we operate, civil society organisations, governments, investors, customers and suppliers.

For more on who our stakeholders are, what is important to them, and how we engage and partner, see page 9, and pages 106-108.
And find out about our 2024 performance, and our future priorities, in relation to:
–our people and our culture change journey, on pages 78-79
–our community engagement and social performance, on pages 81-85
–our engagement with civil society and governments, on pages 86-87.

Annual Report on Form 20-F 2024	12	riotinto.com
Strategic report
Key performance indicators
We use a range of financial and non-financial metrics to measure Group performance against our 4 objectives: to be Best Operator; to strive for impeccable ESG credentials; to excel in development; and to strengthen our social licence.
Alignment to our 4 objectives and associated risks key

●	Best Operator	●	Impeccable ESG	●	Excel in Development	●	Social Licence
All-injury frequency rate
(AIFR)
per 200,000 hours worked
●●
Definition
We define AIFR as the number of injuries per
200,000 hours worked by employees and
contractors at our managed operations. It
includes medical treatment cases, restricted
workday, lost-day injuries, and fatal injuries.
Relevance to strategy
The health, safety and wellbeing of our
employees and contractors is at the heart of
everything we do.
We are committed to a safe work
environment by focusing on eliminating
fatalities, preventing catastrophic events, and
reducing injuries. To support this, we
continue to implement and embed key
programs, including our safety maturity
model (SMM), critical risk management
(CRM), and the Safe Production System
(SPS) - all of which help us to build a
physically and psychologically safe and
healthy workplace, built on trust,
transparency and collaboration.
We also continue to share lessons and
strengthen our partnerships with industry and
associated committees, contracting partners
and local communities to improve health,
safety and wellbeing outcomes.
Link to executive remuneration
AIFR and SMM are included as performance
metrics in the safety component of the short-
term incentive plan (STIP) (see pages 130-133).
Our performance in 2024 and
forward plan
Our AIFR remained at 0.37 in 2024,
consistent with 2023 (2023: 0.37). However,
tragically, there were 5 fatalities in our
business. We remain deeply committed to
learning from these events, while also
continuing to renew our focus on our CRM
program and further evolving our approach
to SMM across our business.
Total shareholder return
(TSR)¹
measured over the preceding 5 years
(using annual average share price)
●●●●
Definition
TSR is a combination of share price
appreciation (using annual average share
price) and dividends paid and reinvested to
show the total return to the shareholder over
the preceding 5 years.
Relevance to strategy
Our strategy aims to maximise shareholder
returns through the commodity cycle, and
TSR is a direct measure of that.
Link to executive remuneration
TSR is reflected in the long-term incentive plan
(LTIP), measured against a mining-based index
(the EMIX Global Mining Index historically and
from 1 August 2023 the S&P Global Mining
Index) and a broader-based index of large
global corporates (the MSCI World Index)
(see page 134).
Our performance in 2024 and
forward plan
TSR performance over the 5-year period was
driven principally by movements in
commodity prices and changes in the global
macro environment. Rio Tinto outperformed
the EMIX/S&P Global Mining Index and
marginally underperformed against the MSCI
World Index over the 5-year period.
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
269-273).
Relevance to strategy
Our portfolio of low-cost, long-life assets
delivers attractive returns throughout the
cycle and has been reshaped significantly in
recent years. Underlying ROCE measures
how efficiently we generate profits from
investment in our portfolio of assets.
Link to executive remuneration
In the near term, underlying ROCE is
influenced by underlying EBITDA, which is
included in the STIP. Underlying earnings as
a component of ROCE influences TSR,
which is included in the LTIP (see page 134).
Our performance in 2024 and
forward plan
Underlying ROCE decreased by 2
percentage points to 18% in 2024, reflecting
a decrease in underlying earnings, principally
due to lower iron ore prices, combined with
an increase in operating assets due to capital
expenditure on key growth projects and
maintaining our operating capacity.
We remain focused on delivering our
strategy to generate attractive shareholder
returns over the long term as we diversify our
growing business and invest with confidence
in the long-term demand for materials crucial
to the global energy transition.
1.The TSR calculation for each period is based on the change in the calendar-year average share prices for Rio Tinto plc and Rio Tinto Limited over the preceding 5 years. This is consistent with the methodology used for calculating the vesting outcomes for Performance Share Awards (PSA). The data presented in this chart accounts for the dual corporate structure of Rio Tinto.

Annual Report on Form 20-F 2024	13	riotinto.com
Strategic report  |  Key performance indicators
Alignment to our 4 objectives and associated risks key

●	Best Operator	●	Impeccable ESG	●	Excel in Development	●	Social Licence
Underlying earnings and
underlying EBITDA
$ millions

2020
12,448
23,902
2021
21,401
37,720
2022
13,359
26,272
2023
11,755
23,892
2024
10,867
23,314

Underlying earnings

Underlying EBITDA

●
Definition
Underlying earnings and underlying EBITDA
are non-IFRS measures.
Underlying earnings represents net earnings
attributable to the owners of Rio Tinto,
adjusted to exclude items that do not reflect
the underlying performance of the Group’s
operations. For more information on these
exclusions and a reconciliation to the nearest
IFRS measures, refer to Alternative
Performance Measures (pages 269-273).
Underlying EBITDA is a segmental
performance measure and represents profit
before taxation, net finance items, depreciation
and amortisation, and adjusted for exclusions.
Exclusions from underlying EBITDA and a
reconciliation to the nearest IFRS measures
can be found in note 1.
Relevance to strategy
These financial KPIs measure how well we
are managing costs, increasing productivity
and generating the most revenue from each
of our assets.
Link to executive remuneration
Underlying EBITDA is reflected in the STIP.
In the longer term, both measures influence
TSR, which is the primary measure for the
LTIP (see pages 130-134).
Our performance in 2024 and
forward plan
Underlying earnings of $10.9 billion were
$0.9 billion lower than in 2023. Underlying
EBITDA of $23.3 billion was $0.6 billion lower
than in 2023. The 2% decrease in underlying
EBITDA was primarily due to lower iron ore
prices, partly offset by higher prices for
copper and aluminium, higher copper
volumes and lower market-linked costs.
We remain disciplined and focused on
managing costs across our portfolio as we
continue to generate consistent margins and
maintain attractive shareholder returns.
Net cash generated from
operating activities
$ millions
●
Definition
This KPI refers to cash generated by our
operations after tax and interest, including
dividends received from equity accounted
units and dividends paid to non-controlling
interests in subsidiaries.
Relevance to strategy
This KPI measures our ability to convert
underlying earnings into cash.
Link to executive remuneration
Net cash generated from operating activities
influences the free cash flow measure
included in the STIP. In the longer term, the
measure influences TSR, which is included
in the LTIP (see pages 130-134).
Our performance in 2024 and
forward plan
Net cash generated from operating activities
of $15.6 billion was 3% higher than 2023.
This was driven by improved working capital
management and higher dividends from
Escondida, partly offset by the impact of a
lower iron ore price.
We remain focused on our consistent cash
flow generation as we execute our strategy
to deliver organic growth through our major
projects, while continuing to drive for
efficiencies across our existing assets.
Free cash flow
$ millions
●●
Definition
Free cash flow is a non-IFRS measure
defined as net cash generated from
operating activities minus purchases of
property, plant and equipment, intangibles,
and payments of lease principal, plus
proceeds from the sale of property, plant and
equipment, and intangible assets. For more
information and a reconciliation of free cash
flow to the nearest comparable IFRS
measure, see Alternative Performance
Measures (pages 269-273).
Relevance to strategy
This KPI measures the net cash returned by
the business after the expenditure of
sustaining and growth capital. This cash can
be used for shareholder returns, reducing
debt and other investment.
Link to executive remuneration
Free cash flow is included in the STIP. In the
longer term, the measure influences TSR,
which is included in the LTIP (see pages
130-134).
Our performance in 2024 and
forward plan
Free cash flow decreased by $2.1 billion to
$5.6 billion in 2024, primarily due to
increased capital expenditure as we ramp up
several major growth projects, slightly offset
by increased net cash generated from
operating activities.
We remain focused on our consistent cash
flow generation as we execute our strategy
to deliver organic growth through our major
projects, while continuing to drive for
efficiencies across our existing assets.

Annual Report on Form 20-F 2024	14	riotinto.com
Strategic report  |  Key performance indicators
Alignment to our 4 objectives and associated risks key

●	Best Operator	●	Impeccable ESG	●	Excel in Development	●	Social Licence
Net (debt)/cash
$ millions

●●
Definition
Net (debt)/cash is a non-IFRS measure
defined as total borrowings plus lease
liabilities less cash and cash equivalents
and other liquid investments, adjusted for
derivatives related to net (debt)/cash
(see note 19 of the financial statements).
For more information and a reconciliation of
net (debt)/cash to the nearest comparable
IFRS measure, see Alternative Performance
Measures (pages 269-273).
Relevance to strategy
This KPI measures how we are managing
our balance sheet and capital structure.
A strong balance sheet gives us the flexibility
to take advantage of opportunities as they
arise and return cash to shareholders.
Link to executive remuneration
Net (debt)/cash is, in part, an outcome of free
cash flow, which itself is reflected in the STIP.
In the longer term, net (debt)/cash influences
TSR, which is reflected in the LTIP
(see pages 130-134).
Our performance in 2024 and
forward plan
Net debt increased by $1.3 billion to
$5.5 billion. This was largely the result of free
cash flow of $5.6 billion, offset by dividends
of $7.0 billion.
We remain focused on our consistent cash
flow generation as we execute our strategy
to deliver organic growth through our major
projects, while continuing to drive for
efficiencies across our existing assets.
Gross Scope 1 and 2
greenhouse gas emissions
(adjusted equity Mt CO2e)
●●●
Definition
We measure our Scope 1 and 2 greenhouse
gas emissions on an equity basis. It includes
the equity share of Scope 1 and 2 emissions
from managed and non-managed operations
expressed in million metric tonnes of carbon
dioxide equivalent.
Relevance to strategy
Climate risks and opportunities have formed part
of our strategic thinking and investment
decisions for over 2 decades. The low-carbon
transition is at the heart of our business strategy.
We focus on growing production in the materials
that enable the transition, decarbonising our
operations and partnering with our customers
and suppliers to decarbonise our value chains.
Link to executive remuneration
Climate change is included in our ESG
metrics for executive remuneration with a
weighting of 10% of the STIP (see page
130). We also have a decarbonisation
measure as part of our LTIP with a 20%
weighting. See pages 134-135 for further
information.
Our performance in 2024 and
forward plan
Our adjusted gross Scope 1 and 2 emissions
were 30.7Mt CO2e in 2024, which is 14%
below our 2018 baseline of 35.7Mt CO2e. In
2024 we made significant progress and reduced
our emissions by 3.2Mt CO2e. This has primarily
been achieved by new renewable energy
contracts, including the limited use of
unbundled renewable energy certificates in
locations where new generating assets are
under development or where power
purchase agreements have been agreed.
In addition we have made commitments to
projects that are expected to deliver
abatement of around 3.6Mt per year in future
periods mostly through renewable electricity
and biofuels. In addition, imminent
investment decisions could deliver further
abatement by 2030 and include new energy
solutions at BSL and fuel-switching and
electrification in the Queensland Alumina
Limited (QAL) and Yarwun
alumina refineries.
For more information, see our Climate Action
Plan on pages 41-75.
Gender diversity
representation of women within
our workforce
●●●
Definition
Includes our total workforce based on
managed operations (excludes the Group’s
share of non-managed operations and
joint ventures)2.
Relevance to strategy
Our sustained performance and growth rely
on having workforce diversity that is
representative of the communities in which
we operate and having a workplace where
people are valued for who they are and
encouraged to contribute to their
full potential.
Link to executive remuneration
In 2024, our target was to have 25.8% of our
workforce represented by women. This
aspiration was included as a measure in our
Group STIP scorecard with a 5% weighting.
For more information see pages 130-133.
Our performance in 2024 and
forward plan
The representation of women at Rio Tinto
increased from 24.3% in 2023 to 25.2% in
2024, which is short of our target of 25.8%.
We saw improvements across all levels of
the organisation, with senior leaders
increasing from 30.1% to 32.0%, and
operations and general support increasing
from 17.7% to 18.9%.
Our target to increase the proportion
of women in our workforce year-on-year
gives us continued focus on both the
attractiveness of Rio Tinto to women and the
environment they work in.
We continue to work to strengthen our
applicant pipeline of women by partnering
with external sector groups and local
technical colleges, universities and
communities, and building awareness of both
Rio Tinto and the mining sector to encourage
more women to apply for vacant roles and
join us. We are working to more deeply
understand the drivers of attrition of women
across the organisation.
1.In 2020, we updated our definition of our total workforce
to include those employees who were unavailable for
work (eg on parental leave) and temporary contractors.
Note: less than 1% of the workforce gender is
undeclared.
2.Baseline reset with definition for 2020 to 2024
gender diversity.

Annual Report on Form 20-F 2024	15	riotinto.com
Strategic report
Chief Financial Officer’s statement
The consistency of our earnings and cash flows gives us confidence in our ability to invest in disciplined growth while remaining true to our shareholder returns policy and retaining a strong balance sheet.
Strategy execution delivering strong,
consistent earnings and cash flows
2024 was another year of successful
execution, with our total copper equivalent
production increasing by more than 1% over
2023, on a copper equivalent basis (based on
long-term consensus pricing). This reflected
the ramp-up of the Oyu Tolgoi underground
copper mine and further deployment of our
Safe Production System. We have prioritised
our Best Operator focus on operations that
generate the most cash, with particular
success at our Pilbara iron ore business and
increased operational stability at our
Aluminium operations, including record bauxite
production at Amrun and Gove. We remain
focused on our cost competitiveness while
intensifying efforts to address system
bottlenecks and strategic challenges at
underperforming assets.
For 2024, we are reporting net cash
generated from operating activities of
$15.6 billion, underlying earnings of
$10.9 billion and profit after tax attributable to
owners of Rio Tinto of $11.6 billion.
We ended the year with net debt of
$5.5 billion, which is modest relative to
recent history. This balance sheet strength
enables us to run our business consistently
and maintain investment through the cycle,
offering resilience and creating optionality,
such as our proposed acquisition of
Arcadium. We have chosen not to have a net
debt target, but have a principles-based
approach to anchor the balance sheet
around a single A credit rating.
We are intensifying our focus on becoming
Best Operator and how we are delivering
profitable growth from major projects. We are
derisking our assets through disciplined
execution of our decarbonisation program,
finding ways to lower capital intensity and
increase overall returns. These actions are
creating significant value, enhancing our cash
flows and supporting consistent capital
allocation and balance sheet strength.
Consistent and disciplined capital
allocation
We will continue to allocate the capital
generated by our operations with discipline
and remain committed to attractive
shareholder returns. We have consistently
applied our financial framework, which has
been in place for more than a decade. It is
straightforward and serves us well,
underpinned by our three priorities. Essential
capital expenditure remains the first priority -
sustaining capex to ensure the integrity of our
assets, high-returning replacement projects
and investment for decarbonisation. The
second priority is the ordinary dividend within
our well-established returns policy, where we
now have a nine-year track record of paying
out consistently at the top end of the policy
range at 60% of underlying earnings. The third
involves testing investment in compelling
growth against debt management and further
cash returns to shareholders.
In 2024, our share of capital investment rose
to $9.5 billion, driven by increased
investment in replacement projects, including
Western Range in the Pilbara and AP60 in
Quebec, and the accelerating development
of the Simandou iron ore project in Guinea.
We believe that Simandou's high-grade,
high-quality product will position us well for
the decarbonisation of the steel industry. It is
critical to ensure we have the right,
diversified portfolio to keep creating value for
decades to come, so we can benefit from
increased demand from both traditional
sources and from the energy transition. We
spent $0.9 billion on exploration and
evaluation, with greenfield projects mainly
focused on copper and lithium, while
evaluation prioritised projects with near-term
investment decisions.
We remain very committed to our capital
framework including our dividend policy and
practice. Our financial strength means that
we can reinvest for growth, accelerate our
decarbonisation and continue to pay
attractive dividends through the cycle.  For
2024, we are returning 60% of underlying
earnings to shareholders, which equates to a
full-year ordinary dividend of 402 US cents
per share, or $6.5 billion.
Robust financial health as
investments support future cash
flows
Our existing business is generating strong
cash flows, which will be enhanced by the
delivery of our growth projects.
Our strategy is about growing in the
materials the world needs. This will ensure
Rio Tinto remains strong in the short,
medium and long term with the ability to
invest for the long term while also paying
attractive returns.
Net cash generated from operating activities
$15.6 billion
(2023: $15.2 billion)
Profit after tax attributable to owners of Rio
Tinto (net earnings)
$11.6 billion
(2023: $10.1 billion)
Underlying earnings
$10.9 billion
(2023: $11.8 billion)

Peter Cunningham
Chief Financial Officer
19 February 2025

Follow Peter on LinkedIn linkedin.com/in/peterlcunningham

Annual Report on Form 20-F 2024	16	riotinto.com
Strategic report
Financial review
The Financial review and Business review for the year ended 31 December 2022 can be found on pages 26 to 31 and pages 36 to 72 respectively, of our Form 20-F/A filed with the United States Securities and Exchange Commission on 30 March 2023.
Key financial highlights

Year ended 31 December	2024	2023	Change
Net cash generated from operating activities (US$ millions)	15,599	15,160	3%
Purchases of property, plant and equipment and intangible assets (US$ millions)	9,621	7,086	36%
Free cash flow¹ (US$ millions)	5,553	7,657	(27%)
Consolidated sales revenue (US$ millions)	53,658	54,041	(1%)
Underlying EBITDA¹ (US$ millions)	23,314	23,892	(2%)
Profit after tax attributable to owners of Rio Tinto (net earnings) (US$ millions)	11,552	10,058	15%
Underlying earnings per share (EPS)¹ (US cents)	669.5	725.0	(8%)
Ordinary dividend per share (US cents)	402.0	435.0	(8%)
Underlying return on capital employed (ROCE)¹	18%	20%
	At 31 December 2024	At 31 December 2023
Net debt¹ (US$ millions)	5,491	4,231	30%
1.This financial performance indicator is a non-IFRS (as defined below) measure which is reconciled to directly comparable IFRS financial measures (non-IFRS measures). It is used internally by management to assess the performance of the business and is therefore considered relevant to readers of this document. It is presented here to give more clarity around the underlying business performance of the Group’s operations. For more information on our use of non-IFRS financial measures in this report, see the section entitled “Alternative performance measures” (APMs) and the detailed reconciliations on pages 269 to 273. Our financial results are prepared in accordance with IFRS — see page 154 for further information.
Financial performance
Income Statement
Net earnings and underlying earnings refer to amounts attributable to the owners of Rio Tinto. The net profit attributable to the owners of
Rio Tinto in 2024 was $11.6 billion (2023: $10.1 billion).
Financial strength through greater diversification
To provide additional insight into the performance of our business, we report underlying EBITDA and underlying earnings. Underlying
EBITDA and underlying earnings are non-IFRS measures. For
definitions and a detailed reconciliation of underlying EBITDA and underlying earnings to the nearest IFRS measures, see pages 168 and 270, respectively.
The principal factors explaining the movements in underlying EBITDA are set out in this table.

US$bn
2023 underlying EBITDA	23.9
Prices	(1.6)
Exchange rates	0.3
Volumes and mix	0.2
General inflation (including net impact on provisions)	(0.6)
Energy	0.2
Operating cash unit costs	0.6
Exploration and evaluation expenditure (net of profit from disposal of interests in undeveloped projects)	0.3
Non-cash costs/other	0.1
Change in underlying EBITDA	(0.6)
2024 underlying EBITDA	23.3
Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.
In 2024, we started to see the benefits of our diversified portfolio and operational improvements. Higher prices for copper, bauxite and aluminium together with rising copper and bauxite volumes, and our focus on cost discipline helped to offset much of the impact of the iron ore price decline, leading to underlying EBITDA of $23.3 billion.
Lower iron ore price partly offset by stronger copper,
bauxite and aluminium
Movements in commodity prices resulted in a $1.6 billion decline in underlying EBITDA compared with 2023, reflecting the impact of a lower iron ore price, which was partly offset by higher prices for bauxite and LME copper and aluminium.
We have included a table of prices and exchange rates on page 330.
The monthly average Platts index for 62% iron fines converted to a
Free on Board (FOB) basis was 11% lower, on average, compared with 2023.
Average LME prices for copper and aluminium were both 8% higher, the bauxite index was 26% higher and the gold price was 23% higher compared with 2023.
The Midwest premium duty paid for aluminium in the US declined by
17% to $427 per tonne.

Annual Report on Form 20-F 2024	17	riotinto.com
Strategic report  |  Financial review
Marginal benefit from weaker local currencies
Compared with 2023, on average, the US dollar strengthened by 1%
against the Australian and Canadian dollars. Currency movements increased underlying EBITDA by $0.3 billion relative to 2023.
Rising copper volumes
A 3% rise in copper equivalent sales volumes led to a $0.2 billion increase in underlying EBITDA. This was underpinned by 25% higher copper sales volumes, along with increases in gold, driven by the steady ramp-up of the Oyu Tolgoi underground mine and higher copper grades at Escondida, which, together with a 7% rise in bauxite volumes, offset the impact of 1% lower iron ore shipments from the
Pilbara.
Impact of inflation partly offset by lower energy prices
The impact of inflation on our cost base lowered underlying EBITDA by $0.6 billion. The easing of diesel prices and lower prices for natural gas partly offset this, with a favourable impact to underlying EBITDA of $0.2 billion.
Lower market-linked raw material prices, in particular
for aluminium and alumina
We remain focused on cost control, in particular maintaining discipline on fixed costs. Overall, lower operating cash unit costs benefited underlying EBITDA by $0.6 billion. This was driven by lower unit costs in Aluminium from the easing of market-linked raw materials prices, such as caustic, coke and pitch, in conjunction with higher bauxite volumes. Higher Copper volumes led to greater cost efficiencies, where we saw a 27% reduction in Copper C1 net unit costs. Partially offsetting these were slightly lower volumes in the Pilbara and Iron
Ore Company of Canada (IOC), along with diamonds and titanium dioxide feedstocks as these businesses managed through weaker markets, leading to fixed cost inefficiencies.
Continued investment in exploration and evaluation
Our ongoing exploration and evaluation expenditure was $0.9 billion, compared with $1.4 billion in 2023. The decrease was mainly
attributable to the capitalisation of exploration and evaluation expenditure for Simandou from October 2023. 2023 also included a gain on disposal of 55% of our interest in the La Granja copper project in Peru ($0.2 billion, pre-tax).
Net earnings
The principal factors explaining the movements in underlying earnings and net earnings are set out below.

US$bn
2023 net earnings	10.1
Changes in underlying EBITDA (see above)	(0.6)
Increase in depreciation and amortisation (pre-tax) in underlying earnings	(0.8)
Decrease in interest and finance items (pre-tax) in underlying earnings	0.3
Decrease in tax on underlying earnings	0.5
Increase in underlying earnings attributable to outside interests	(0.3)
Total changes in underlying earnings	(0.9)
Changes in items excluded from underlying earnings (see below)	2.4
Movement in impairment charges net of reversals	0.1
Movement from consolidation and disposal of interests in businesses	0.9
Movement in closure estimates (non-operating and fully impaired sites)	1.0
Movement in exchange differences and gains/losses on derivatives	0.5
Other	(0.1)
2024 net earnings	11.6
Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.
Increase in depreciation
Higher depreciation was due to an increase in capital expenditure in prior years, production growth at Kennecott and lower capitalised depreciation, which resulted in underlying earnings being $0.8 billion lower than 2023.
Modest decrease in tax on underlying earnings
The effective tax rate on underlying earnings of 28% (2023: 30%)
primarily reflects the mix of profits across different jurisdictions. This, coupled with lower profits, resulted in tax on underlying earnings being $0.5 billion lower than 2023.
Increase in underlying earnings attributable to outside
interests
In 2024, expenditure at Simandou was capitalised whereas until
September 2023 it was expensed, resulting in a year-on-year
decrease in costs attributable to outside interests following the capitalisation.

Annual Report on Form 20-F 2024	18	riotinto.com
Strategic report  |  Financial review
Items excluded from underlying earnings
The differences between underlying earnings and net earnings are set out in this table (all numbers are after tax and exclude amounts attributable to non-controlling interests).

	2024	2023
Year ended 31 December	US$bn	US$bn
Underlying earnings	10.9	11.8
Items excluded from underlying earnings
Net gains on consolidation and disposal of interests in businesses	0.9	–
Impairment charges net of reversals	(0.5)	(0.7)
Foreign exchange and derivative gains/(losses) on net debt and intragroup balances and derivatives not qualifying for hedge accounting	0.2	(0.3)
Change in closure estimates (non-operating and fully impaired sites)	(0.1)	(1.1)
Other	0.2	0.4
Total items excluded from underlying earnings	0.7	(1.7)
Net earnings	11.6	10.1
Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.
On page 270 there is a detailed reconciliation from net earnings to underlying earnings, including pre-tax amounts and additional explanatory notes. The differences between profit after tax and underlying EBITDA are set out in the table on page 168.
Net gains on consolidation and disposal of interests in businesses of $0.9 billion primarily related to a gain following the increase in ownership of
Tiwai Point Smelter (NZAS), New Zealand, the sale of Sweetwater, a former uranium legacy site in Wyoming, United States, and the sale of
Dampier Salt’s Lake MacLeod operation in Western Australia.
We recognised impairment charges net of reversals of $0.5 billion (after tax), mainly related to our alumina refineries in Queensland: a review was triggered by studies for the double digestion project indicating increased capital costs. In 2023, we recognised impairment charges net of reversals of $0.7 billion (after tax), also mainly related to our alumina refineries. The full analysis is set out in note 4 to the consolidated financial statements.
Foreign exchange and derivative gains were $0.2 billion in 2024 compared to a loss of $0.3 billion in 2023. Exchange losses are largely offset by currency translation gains recognised in equity and vice-versa. The quantum of US dollar debt is largely unaffected and we will repay it from US dollar sales receipts.
In 2023, we excluded $1.1 billion of closure cost charges from underlying earnings, of which $850 million related to the closure update announced by Energy Resources of Australia (ERA) on 12 December 2023. This was considered material and was therefore aggregated with other closure study updates in the second half of 2023 which were similar in nature. These other updates were at legacy sites and at the Yarwun alumina refinery, which was expensed due to the impairment earlier in the year.
Net earnings and underlying earnings refer to amounts attributable to the owners of Rio Tinto.

Annual Report on Form 20-F 2024	19	riotinto.com
Strategic report  |  Financial review
Underlying EBITDA and underlying earnings by product group

	Underlying EBITDA			Underlying earnings
	2024	2023	Change	2024	2023	Change
Year ended 31 December	US$bn	US$bn	%	US$bn	US$bn	%
Iron Ore	16.2	20.0	(19%)	9.1	11.9	(23%)
Aluminium	3.7	2.3	61%	1.5	0.5	176%
Copper	3.4	2.0	75%	0.8	0.2	327%
Minerals	1.1	1.4	(24%)	0.1	0.3	(54%)
Reportable segments total	24.4	25.6	(5%)	11.5	12.9	(11%)
Simandou iron ore project	–	(0.5)	(96%)	–	(0.2)	(76%)
Other operations	–	(0.1)	–%	(0.2)	(0.3)	(27%)
Central pension costs, share-based payments, insurance and derivatives	0.2	0.2	(9%)	0.2	—	375%
Restructuring, project and one-off costs	(0.3)	(0.2)	34%	(0.2)	(0.1)	59%
Other central costs	(0.8)	(1.0)	(18%)	(0.6)	(0.9)	(29%)
Central exploration and evaluation	(0.2)	(0.1)	138%	(0.2)	(0.1)	260%
Net interest				0.4	0.3	24%
Total	23.3	23.9	(2%)	10.9	11.8	(8%)
Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals and period-on-period change. Underlying EBITDA and underlying earnings are non-
IFRS measures used by management to assess the performance of the business and provide additional information which investors may find useful. For more information on our use of non-
IFRS financial measures in this report, see the section entitled "Alternative performance measures" (APMs) and the detailed reconciliations on pages 269 to 273.
Simandou iron ore project
We commenced capitalising qualifying costs attributable to the Simandou project in Guinea from the fourth quarter of 2023. In 2023, we expensed $0.5 billion.
Central and other costs
Pre-tax central pension costs, share-based payments, insurance and derivatives were a $0.2 billion credit, mainly associated with the premiums paid by the business to our Captive insurers. This was largely unchanged from 2023: although there was an insurance charge relating to the
Captive's payout of the process safety incidents at Rio Tinto Iron and Titanium (RTIT) and the forest fires at IOC in 2024, this movement was offset by unrealised derivative gains recognised in 2024 (unrealised loss in 2023).
On a pre-tax basis, restructuring, project and one-off central costs increased modestly as we continue to drive productivity by investing in group-wide projects.
Other central costs of $0.8 billion(pre-tax) decreased by 18% compared to 2023, reflecting lower costs across a number of our functions together with higher central recoveries.
On an underlying earnings basis, net interest was a credit of $0.4 billion (2023: credit of $0.3 billion) with the variance between the two years being additional costs associated with the refinancing of Oyu Tolgoi in 2023.
Sustained investment in greenfield exploration
We have a strong portfolio of greenfield exploration projects in early exploration and studies stages, with activity in 17 countries across eight commodities. This is reflected in our pre-tax central spend of $0.2 billion. The bulk of this expenditure was focused on copper in Angola,
Australia, Chile, Colombia, Kazakhstan, Papua New Guinea, Peru, the US and Zambia, nickel in Australia, Brazil, Canada and Finland, lithium in
Australia, Brazil, Canada, Finland, Rwanda and the US, potash in Canada, diamonds in Angola, heavy mineral sands in South Africa  and rutile-
graphite in Malawi. The Rio Tinto operated Nuevo Cobre joint venture copper project in Chile continues to make good progress with permitting advancing alongside ongoing geological field programs.

Annual Report on Form 20-F 2024	20	riotinto.com
Strategic report  |  Financial review
Strong cash flow generation as we invest for the future

	2024	2023
Year ended 31 December	US$bn	US$bn
Net cash generated from operating activities	15.6	15.2
Purchases of property, plant and equipment and intangible assets	(9.6)	(7.1)
Lease principal payments	(0.5)	(0.4)
Free cash flow¹	5.6	7.7
Dividends paid to equity shareholders	(7.0)	(6.5)
Net funding relating to Simandou (outside of free cash flow)	0.5	–
Non Simandou-related acquisitions (mainly Matalco in 2023)	–	(0.8)
Other	(0.3)	(0.4)
Movement in net debt¹	(1.3)	–
Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.
–$15.6 billion in net cash generated from operating activities, which was 3% higher than 2023, reflects a 67% underlying EBITDA cash conversion (compared to 63% in 2023). This was driven by favourable working capital movements (+$0.1 billion in 2024; -$0.9 billion in
2023), along with higher dividends from Escondida ($1.0 billion in 2024; $0.6 billion in 2023). We managed our inventory levels down in 2024 to a more optimised level, which included processing concentrate at Kennecott following the smelter rebuild in 2023.
–Taxes paid of $4.2 billion, which were $0.5 billion lower than 2023, mainly reflected lower profits in Australia.
–Purchases of property, plant and equipment and intangible assets (capital expenditure) of $9.6 billion comprised $2.7 billion of growth, $2.5 billion of replacement, $4.2 billion of sustaining and $0.2 billion of decarbonisation capital (in addition to $0.3 billion of decarbonisation spend in operating costs). We funded our share of capital expenditure in 2024 from internal sources. We will continue to fund our capital program in accordance with our capital allocation framework.
–$7.0 billion of dividends reflected the 2023 final ordinary and the 2024 interim ordinary dividends.
–In 2024, we received $1.5 billion from CIOH for its share of cash expenditures for the Simandou project and we paid $1.0 billion to WCS to support funding development of the infrastructure.
–The above movements, together with $0.3 billion of other movements, resulted in an increase in net debt¹ of $1.3 billion in 2024 to $5.5 billion at 31 December 2024.

Year ended 31 December	2024 US$m	2023 US$m
Purchase of property, plant and equipment and intangible assets	9,621	7,086
Funding provided by the group to EAUs(a)	965	—
Less: Equity or shareholder loan financing received/due from non-controlling interests(b)	(1,063)	(125)
Rio Tinto share of capital investment	9,523	6,961
(a)In 2024, funding provided by the group to EAUs relates to funding of WCS rail and port entities (WCS) in relation to the Simandou project, consisting of a direct equity investment in WCS of
US$431 million and loans provided totalling US$534 million
(b)In 2024, we received US$1,505 million from Chalco Iron Ore Holdings Ltd (CIOH), of which US$1,063 million relates to CIOH's 47% share of capital expenditure incurred on the Simandou project and associated funding provided by the Group to EAUs during the year, accounted for on an accrual basis.
–Our share of capital investment in 2024 was $9.5 billion, comprised of capital expenditure of $9.6 billion and funding provided by the group to equity accounted units for its share of investment of $1.0 billion, net of equity/shareholder loan financing received/due from non-controlling interests of $1.1 billion.
1.This financial performance indicator is a non-IFRS (as defined below) measure which is reconciled to directly comparable IFRS financial measures (non-IFRS measures). It is used internally by management to assess the performance of the business and is therefore considered relevant to readers of this document. It is presented here to give more clarity around the underlying business performance of the Group’s operations. For more information on our use of non-IFRS financial measures in this report, see the section entitled “Alternative performance measures” (APMs) and the detailed reconciliations on pages 269 to 273. Our financial results are prepared in accordance with IFRS — see page 154 for further information.

Annual Report on Form 20-F 2024	21	riotinto.com
Strategic report  |  Financial review
Retaining a strong balance sheet
Net debt1 of $5.5 billion at 31 December 2024 increased by $1.3 billion compared to 2023 year end.
Our net gearing ratio1 (net debt to total capital) was 9% at 31 December 2024 (31 December 2023: 7%). See page 273.
Our total financing liabilities excluding net debt derivatives at 31 December 2024 (see page 198) were $13.8 billion (31 December 2023: $14.4 billion) and the weighted average maturity was 11 years. At 31 December 2024, 76% of these liabilities were at floating interest rates (84%
excluding leases). The maximum amount within non-current borrowings maturing in any one calendar year is $1.67 billion, which matures in
2033.
We had $8.7 billion in cash and cash equivalents plus other short-term highly liquid investments at 31 December 2024 (31 December 2023:
$10.5 billion).
Provision for closure costs
At 31 December 2024, provisions for close-down and restoration costs and environmental clean-up obligations were $15.7 billion (31 December
2023: $17.2 billion). There was a revision of the closure discount rate to 2.5% (from 2.0%), reflecting expectations of higher yields from long-
dated bonds, including the 30-year US Treasury Inflation Protected Securities, a key input to our closure discount rate. This resulted in a
$1.0 billion decrease, most of which was adjusted against capitalised closure costs, with a $0.2 billion credit reflected in underlying EBITDA relating to our closed and non-operating sites. The provision further reduced by $1.1 billion due to the strengthening of the US dollar against local currencies. During the year, there was a $1.1 billion spend against the provision as we advanced our closure activities at Argyle, ERA, the
Gove alumina refinery and other legacy sites, along with progressive closure activity across our operations.
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
The Board expects total cash returns to shareholders over the longer term to be in a range of 40% to 60% of underlying earnings in aggregate through the cycle. Acknowledging the cyclical nature of the industry, it is the Board’s intention to supplement the ordinary dividend with additional returns to shareholders in periods of strong earnings and cash generation.
Nine-year track record of 60% payout on the ordinary dividend, at top end of range

	2024 US$bn	2023 US$bn
Ordinary dividend
Interim⁽ª⁾	2.9	2.9
Final⁽ª⁾	3.7	4.2
Full-year ordinary dividend⁽ª⁾	6.5	7.1
Payout ratio on ordinary dividend	60%	60%
(a)Based on weighted average number of shares and declared dividends per share for the respective periods and excluding foreign exchange impacts on payment. Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.
As announced on 26 July 2024, we determine Rio Tinto plc and Rio Tinto Limited dividends in US dollars, our reporting currency. Historically, we have declared and announced these dividends in pounds sterling and Australian dollars, respectively. However, following changes to Rio Tinto
Limited’s constitution approved by shareholders in 2024, we now declare and announce dividends in US dollars.

Ordinary dividend per share declared	2024	2023
Interim (US cents)	177.0	177.0
Final (US cents)	225.0	258.0
Full-year (US cents)	402.0	435.0
The 2024 final ordinary dividend to be paid to our Rio Tinto Limited shareholders will be fully franked. The Board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the foreseeable future.
On 17 April 2025, we will pay the 2024 final ordinary dividend to holders of Rio Tinto plc and Rio Tinto Limited ordinary shares and holders of Rio
Tinto plc ADRs (American Depositary Receipts) on the register at the close of business on 7 March 2025 (record date). The ex-dividend date for Rio
Tinto plc and Rio Tinto Limited holders is 6 March 2025. For holders of Rio Tinto plc ADRs, the ex-dividend date is 7 March 2025.
Rio Tinto plc and Rio Tinto Limited shareholders may choose to receive their dividend in US dollars, pounds sterling, Australian dollars or New
Zealand dollars. Currency conversions will be based on the prevailing exchange rates seven business days prior to the dividend payment date.
Shareholders must register any changes to their currency elections by 27 March 2025.
ADR holders receive dividends at the declared rate in US dollars.
We will operate our Dividend Reinvestment Plans for the 2024 final dividend (visit riotinto.com for details). Rio Tinto plc and Rio Tinto Limited shareholders' elections to participate in the Dividend Reinvestment Plans must be received by 27 March 2025. Purchases under the Dividend
Reinvestment Plans are made on or as soon as practicable after the dividend payment date and at prevailing market prices. There is no discount available.
1.This financial performance indicator is a non-IFRS (as defined below) measure which is reconciled to directly comparable IFRS financial measures (non-IFRS measures). It is used internally by management to assess the performance of the business and is therefore considered relevant to readers of this document. It is presented here to give more clarity around the underlying business performance of the Group’s operations. For more information on our use of non-IFRS financial measures in this report, see the section entitled “Alternative performance measures” (APMs) and the detailed reconciliations on pages 269 to 273. Our financial results are prepared in accordance with IFRS — see page 154 for further information.

Annual Report on Form 20-F 2024	22	riotinto.com
Strategic report  |  Financial review
Capital projects

Project (Rio Tinto 100% owned unless otherwise stated)	Total capital cost (100% unless otherwise stated)	Status/Milestones
Iron ore
Investment in the Western Range iron ore project in Western
Australia, a joint venture between Rio Tinto (54%) and China
Baowu Steel Group Co. Ltd (46%) in the Pilbara to sustain
production of the Pilbara BlendTM from Rio Tinto's existing
Paraburdoo hub.
$1.3bn (Rio Tinto share)[1]
Approved in September 2022, the mine will have a capacity of 25 million tonnes per year.
The project includes construction of a primary crusher and an 18 kilometre conveyor connection to the Paraburdoo processing plant. Construction is now 90% complete, with fabrication and overland conveyor belt installation finalised.  We continue to focus on completion of the new crushing and screening facilities, with first ore from that new system on plan for the first half of 2025.

Investment in the Simandou high-grade iron ore project in
Guinea in partnership with CIOH, a Chinalco-led consortium (the
SimFer joint venture) and co-development of the rail and port infrastructure with Winning Consortium Simandou² (WCS),
Baowu and the Republic of Guinea (the partners) for the export of up to 120 million tonnes per year of iron ore mined by SimFer's and WCS's respective mining concessions.³ The SimFer joint
venture⁴ will develop, own and operate a 60 million tonne per year⁵ mine in blocks 3 & 4. WCS will construct the project's ~536 kilometre shared dual track main line, a 16 kilometre spur
connecting its mine to the mainline as well as the WCS barge port, while SimFer will construct the ~70 kilometre spur line, connecting its mining concession to the main rail line, and the transhipment vessel (TSV) port. The conditions for this
investment were satisfied in July 2024.
$6.2bn (Rio Tinto share)
Announced in December 2023, first production at the SimFer mine gate is expected in
2025, ramping up over 30 months to a 60 million tonne per year capacity (27 million tonnes Rio Tinto share)⁵.
For the SimFer mine, bulk earthworks are progressing to plan. All mine construction contracts are complete, and the two initial crushers are now commissioned, with first ore crushed on 1 January 2025.
For the SimFer infrastructure scope, all construction milestones for the period stipulated by the Government of Guinea were achieved. In connection with SimFer’s construction of the ~70 kilometre spur line, which will connect Simandou’s mine operations to the shared mainline, with the arrival of track laying locomotives, 8.5 kilometres of rail was installed. In October 2024, construction of the 275 metre Milo River bridge was completed. Tunnel excavation activity on the SimFer scope is now more than 75%
complete, with construction at the port continuing to advance on the TSV wharf and rail car dumper infrastructure. Expectations for delivery of the first TSVs remain on plan.

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
$1.1bn
Approved in June 2023, AP60 expansion construction activities remain on schedule.
Once completed, the project will add 96 new AP60 pots, increasing capacity by approximately 160,000 tonnes of primary aluminium per year by the end of 2026.  This new capacity, in addition to 30,000 tonnes of new recycling capacity at Arvida expected to open in the fourth quarter of 2025, will offset the 170,000 tonnes of capacity lost through the gradual closure of potrooms at the Arvida smelter from 2024.

Copper
Phase two of the south wall pushback to extend mine life at
Kennecott in Utah by a further six years. The project largely consists of mine stripping activities and includes some
additional infrastructure development, including a tailings
facility expansion. The project will allow mining to continue into a new area of the orebody between 2026 and 2032.
$1.8bn
Approved in December 2019, stripping commenced in 2020 and will continue through
2027. In March 2023, a further $0.3 billion was approved to primarily mitigate the risk of failure in an area of geotechnical instability known as Revere, necessary to both protect open pit value and enable underground development.

Investment in the Kennecott underground development of the North Rim Skarn (NRS) area.	$0.6bn
Approved in June 2023, production from NRS⁶ is expected to commence in mid-2025, delivering around 250,000 tonnes through to 2033⁷. A further $0.1 billion was approved in
December 2024 for additional infrastructure and geotechnical controls.

Development of the Oyu Tolgoi underground copper-gold
mine in Mongolia (Rio Tinto 66%), which is expected to
produce (from the open pit and underground) an average
of ~500,000 tonnes⁸ of copper per year from 2028 to 2036.
$7.06bn
First ore on the conveyor to surface belt was achieved in October 2024, with the conveyor system now able to transport ore to the surface from a depth of 1,300 metres. Load and production testing of the conveyor system is progressing. Construction works for the concentrator conversion remain on schedule, with commissioning activities commencing in the fourth quarter of 2024 and forecast to be progressively completed through to the second quarter of 2025. Construction of primary crusher 2 is progressing to plan and remains on track to be completed by the end of 2025.

Minerals
Expansion of the Rincon project in Argentina to 60,000 tonnes per year of battery grade lithium carbonate, comprised of the
3,000-tonne starter plant and 57,000-tonne expansion plant. The mine is expected to have a 40-year⁹ life and operate in the first quartile of the cost curve.
$2.5bn
Approved in December 2024, construction of the expanded plant is scheduled to begin in mid-2025, subject to permitting. First production from the expanded plant is expected in
2028 followed by a three-year ramp-up to full capacity. We released the Rincon Project
Mineral Resources and Ore Reserves statement on 4 December 2024.

1.Rio Tinto share of the Western Range capital cost includes 100% of funding costs for Paraburdoo plant upgrades.
2.WCS is the holder of Simandou North Blocks 1 & 2 (with the Government of Guinea holding a 15% interest in the mining vehicle and WCS holding 85%) and associated infrastructure. WCS was originally held by
WCS Holdings, a consortium of Singaporean company, Winning International Group (50%) and Weiqiao Aluminium (part of the China Hongqiao Group) (50%). On 19 June 2024, Baowu Resources completed the acquisition of a 49% share of WCS mine and infrastructure projects with WCS Holdings holding the remaining 51%. In the case of the mine, Baowu also has an option to increase to 51% during operations. During construction, SimFer will hold 34% of the shares in the WCS infrastructure entities with WCS holding the remaining 66%.
3.WCS holds the mining concession for Blocks 1 & 2, while SimFer holds the mining concession for Blocks 3 & 4. SimFer and WCS will independently develop their mines.
4.SimFer Jersey Limited is a joint venture between the Rio Tinto Group (53%) and Chalco Iron Ore Holdings Ltd (CIOH) (47%), a Chinalco-led joint venture of leading Chinese SOEs (Chinalco (75%), Baowu (20%),
China Rail Construction Corporation (2.5%) and China Harbour Engineering Company (2.5%)). SimFer S.A. is the holder of the mining concession covering Simandou Blocks 3 & 4, and is owned by the Guinean
State (15%) and SimFer Jersey Limited (85%). SimFer Infraco Guinée S.A. will deliver SimFer’s scope of the co-developed rail and port infrastructure, and is co-owned by SimFer Jersey (85%) and the Guinean
State (15%). SimFer Jersey will ultimately own 42.5% of Compagnie du Transguinéen, which will own and operate the co-developed infrastructure during operations.
5.The estimated annualised capacity of approximately 60 million dry tonnes per annum iron ore for the Simandou life of mine schedule was previously reported in a release to the Australian Securities Exchange (ASX)
dated 6 December 2023 titled “Investor Seminar 2023”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed.
6.The NRS Mineral Resources and Ore Reserves, together with the Lower Commercial Skarn (LCS) Mineral Resources and Ore Reserves, form the Underground Skarns Mineral Resources and Ore Reserves.
7.The 250 thousand tonne copper production target for the Kennecott underground mines over the years 2023 to 2033 was previously reported in a release to the Australian Securities Exchange (ASX) dated 20 June
2023 "Rio Tinto invests to strengthen copper supply in US”. All material assumptions underpinning that production target continue to apply and have not materially changed.
8.The 500 thousand tonne per year copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the
Australian Securities Exchange (ASX) dated 11 July 2023 “Investor site visit to Oyu Tolgoi copper mine, Mongolia”. All material assumptions underpinning that production target continue to apply and have not materially changed.
9.The production target of approximately 53 kt of battery grade lithium carbonate per year for a period of 40 years was previously reported in a release to the ASX dated 4 December 2024 titled “Rincon Project Mineral
Resources and Ore Reserves: Table 1”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. Plans are in place to build for a capacity of 60 kt of battery grade lithium carbonate per year with debottlenecking and improvement programs scheduled to unlock this additional throughput.

Annual Report on Form 20-F 2024	23	riotinto.com
Strategic report  |  Financial review
Future options

Status
Iron Ore: Pilbara brownfields
Over the medium term, our Pilbara system capacity remains
between 345 and 360 million tonnes per year. Meeting this range, and the planned product mix, will require the approval and delivery of the next tranche of replacement mines over the next five years.

We continue to work closely with local communities, Traditional Owners and governments to progress approvals for these new mining projects. We continue to advance our next tranche of Pilbara mine replacement studies at Hope Downs 1 (Hope Downs 2 and Bedded
Hilltop), Brockman 4 (Brockman Syncline 1), Greater Nammuldi and West Angelas.
Funding for the full execution of the Brockman 4 project was obtained in fourth quarter of
2024. Early works and design are underway for the Brockman 4 and Hope Downs 1 projects. Environmental and heritage approvals are progressing and timelines remain subject to receiving these approvals. The Greater Nammuldi project continues to progress at a rate behind the original development schedule.

Iron Ore: Rhodes Ridge
In October 2022, Rio Tinto (50%) and Wright Prospecting Pty Ltd
(50%) agreed to modernise the joint venture covering the Rhodes
Ridge project in the Eastern Pilbara, providing a pathway for development utilising Rio Tinto’s rail, port and power infrastructure.

In December 2023, we announced approval of a $77 million pre-feasibility study (PFS). The
PFS continues to progress with good engagement with Traditional Owners and government. The PFS, which is targeting an initial capacity of up to 40 million tonnes per year, subject to relevant approvals, remains on track to be completed in 2025. First ore is expected by the end of the decade.
Longer term, the resource could support a world-class mining hub with a potential capacity of more than 100 million tonnes of high-quality iron ore a year.

Lithium: Jadar
Development of the greenfield Jadar lithium-borates project in
Serbia will include an underground mine with associated
infrastructure and equipment, as well as a beneficiation chemical processing plant.
The Board committed funding in July 2021, subject to receiving all relevant approvals, permits and licences. The studies and capital estimates will need to be updated before project approval.

On 16 July 2024, the Constitutional Court of Serbia issued a decision stating the 2022 decree by the Government of Serbia to abolish the Jadar project spatial plan was unconstitutional and illegal. Subsequently, the Government of Serbia has reinstated the spatial plan to its previously adopted form. Following the decisions, we have continued to focus on consultation with all key stakeholders, including providing comprehensive factual information about the project. The application process for obtaining the Exploitation Field
Licence (EFL) continued during the fourth quarter of 2024. The EFL is essential for commencing fieldwork, including detailed geotechnical investigations, while cultural heritage and environmental surveys have resumed. The Environmental Impact Assessment process for the scoping and content for the mine progressed through the public consultation phase. This step includes legally mandated consultations, which the project supports, to encourage an open, fact-based dialogue.

Mineral Sands: Zulti South
Development of the Zulti South project at Richards Bay Minerals (RBM) in South Africa (Rio Tinto 74%).	Approved in April 2019 to underpin RBM’s supply of zircon and ilmenite over the life of the mine. The project remains on indefinite suspension, while a feasibility study refresh is underway.
Copper: Resolution
The Resolution Copper project is a proposed underground copper mine in the Copper Triangle, in Arizona, US (Rio Tinto 55%).
We continue to await a decision from the U.S. Supreme Court on the petition filed by the
Apache Stronghold requesting to hear its case to stop the land exchange between
Resolution Copper and the federal government. Separately the Supreme Court denied a petition from the San Carlos Apache Tribe, asking the Court to review a decision by the
Arizona Supreme Court regarding a water discharge permit issued to Resolution Copper.
We continue to progress the Final Environmental Impact Statement with the United States
Forest Service, however they have yet to advise on the date of republication. We also advanced partnership discussions with several federally-recognised Native American
Tribes. While there is significant local support for the project, we respect the views of groups who oppose it and will continue our efforts to address and mitigate concerns.

Copper: Winu
In late 2017, we discovered copper-gold mineralisation at the Winu project in the Paterson Province in Western Australia. In 2021, we
reported our first Indicated Mineral Resource. The pathway remains subject to regulatory and other required approvals.

In December 2024, we signed a Term Sheet with Sumitomo Metal Mining for a Joint
Venture to deliver the project. A pre-feasibility study with an initial development of processing capacity of up to 10 million tonnes per year is expected to be completed in
2025, along with the submission of an Environmental Review Document under the EPA
Environmental Impact Assessment process. Project Agreement negotiations with
Nyangumarta and the Martu Traditional Owner Groups remain our priority.

Copper: La Granja
In August 2023, we completed a transaction to form a joint venture with First Quantum Minerals (FQM) that will work to unlock the development of the La Granja project in Peru, one of the largest undeveloped copper deposits in the world, with potential to be a large, long-life operation.

FQM acquired a 55% stake for $105 million and will invest up to a further $546 million into the joint venture to sole fund capital and operational costs to take the project through a feasibility study and toward development. All subsequent expenditures will be applied on a pro-rata basis in line with shared ownership. FQM is currently progressing community engagement and engineering studies.

Aluminium: ELYSIS
ELYSIS, our joint venture with Alcoa, supported by Apple, the
Government of Canada and the Government of Quebec, is
developing a breakthrough inert anode technology that eliminates all direct greenhouse gases from the aluminium smelting process.

We will install carbon free aluminium smelting cells at our Arvida smelter in Quebec using the first technology licence issued by the ELYSIS joint venture. We will design, engineer and build a demonstration plant equipped with ten pots operating at 100 kiloamperes (kA), for a total investment of $285 million (Rio Tinto $179 million, Government of Quebec $106 million). The plant will have an annual capacity of 2,500 tonnes of commercial quality aluminium, with first production targeted by 2027.
The joint venture is continuing its R&D program to scale up the ELYSISTM technology. It has begun commissioning the larger prototype 450 kA cells at the Alma smelter, with the start-
up sequence set to begin in 2025 (previously 2024).

Annual Report on Form 20-F 2024	24	riotinto.com
Strategic report
Iron Ore

We are one of the world’s leading producers of iron ore,
the primary raw material in steelmaking. In the Pilbara region of Western Australia, we operate a network of 17 iron ore
mines, 4 port terminals and a rail network spanning nearly
2,000 kilometres. Steel remains essential for ongoing
urbanisation and will support the global shift to decarbonise.

We also continue our work to build a
mentally healthy, safe, and supportive
workplace. Our focus is fostering a strong
reporting culture where our people feel
safe to speak up.
We continue to develop the capability of
our leaders, empowering them to identify
and address psychosocial risks.
Our psychosocial incident investigation
process and related tools have been
developed and tested, with implementation
across our operations now well underway,
reflecting the importance of these risks.
Market insights
In 2024, global steel demand reversed its
2023 gains, contracting by -1% year-on-
year, as weak construction steel
consumption in China outweighed gains in
other end-use sectors and regions.
China’s steel exports exceeded 110 million
tonnes for the first time since 2015, which
supported crude steel production. China
imported around 1.3 billion tonnes of iron
ore for the 5th consecutive year, while port
inventories accumulated to 3-year highs of
156 million tonnes. This dynamic was also
driven by a record 1.6 billion tonnes of
seaborne supply.
The major iron ore producers shipped
almost 1.23 billion tonnes in 2024, up from
1.21 billion tonnes in 2023, but still below
the 1.24 billion tonnes in 2018. Seaborne
supply from all other, typically higher-cost,
producers hit a new high of 340 million
tonnes in 2024. Since around half of this
supply was relatively high cost and price
elastic, average annual iron ore prices
were close to or exceeded
$100/dmt FOB Western Australia
for the 5th consecutive year.

Snapshot of the year
Safety
With a focus on preventing fatalities, we
have an unwavering commitment to the
safety and wellbeing of all workers across
our operations.
We continue to learn, improve and focus
on opportunities to verify and strengthen
our critical risk management (CRM) to
more effectively prevent fatality risks.
We have structured our fatality prevention
around risk management to ensure we
build capability when undertaking high risk
work within our operations.
Overall, we maintained a lower frequency
of potential fatal incidents (PFIs), which
improved slightly to 12 in 2024. Falling
objects and potential falls from height
accounted for most of these events.
Vehicle-related risks, previously our
primary exposure, were successfully
managed, resulting in zero PFIs related to
this risk. Our all-injury frequency rate
(AIFR) increased slightly to 0.67 (0.61
in 2023).
Our commitment to safety includes the
contractor partners who represent a large
part of our total workforce. Together, we
are finding better waysTM of working
safely – enhancing road safety in the
Pilbara, introducing innovative tools to
reduce injuries and ensuring consistency in
training and qualifications.

AIFR 0.67 (2023: 0.61)	Employee numbers[1] 16,000 (2023: 16,000)
Net cash generated from operating activities $11.7bn (2023: $14.0bn)	Scope 1 and 2 GHG emissions (equity Mt CO2e) 3.1Mt (2023: 3.2Mt)

1.This represents the average number of employees for the year, including the Group's share of non-managed operations and joint ventures. Refer to page 267 for more information.

Image: Marandoo iron ore mine, Pilbara, Australia.	For information about decarbonisation efforts in the Iron Ore group, see our 2025 Climate Action Plan, pages 41-75.	For more on our Iron Ore business, see riotinto.com/ironore

Annual Report on Form 20-F 2024	25	riotinto.com
Strategic report  |  Iron Ore
Iron Ore

Year ended 31 December	2024	2023	Change
Pilbara production (million tonnes — 100%)	328.0	331.5	(1%)
Pilbara shipments (million tonnes — 100%)	328.6	331.8	(1%)
Salt production (million tonnes — Rio Tinto share)¹	5.8	6.0	(3%)
Segmental revenue (US$ millions)	29,339	32,249	(9%)
Average realised price (US$ per dry metric tonne, FOB basis)	97.4	108.4	(10%)
Underlying EBITDA (US$ millions)	16,249	19,974	(19%)
Pilbara underlying FOB EBITDA margin²	65%	69%
Underlying earnings (US$ millions)	9,097	11,882	(23%)
Net cash generated from operating activities (US$ millions)	11,652	14,045	(17%)
Capital expenditure (US$ millions)³	(3,012)	(2,588)	16%
Free cash flow (US$ millions)	8,561	11,374	(25%)
Underlying return on capital employed⁴	50%	64%
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
4.Underlying return on capital employed (ROCE) is defined as underlying earnings excluding net interest divided by average capital employed.
Financial performance
Underlying EBITDA of $16.2 billion was 19%
lower than 2023, primarily due to lower
realised prices ($2.7 billion) and marginally
lower shipments.
Unit costs of $23.0 per tonne were $1.5 per
tonne higher than 2023, driven by lower iron
ore production and inflation.
Our Pilbara operations delivered an
underlying FOB EBITDA margin of 65%,
compared with 69% in 2023, largely due to
the lower iron ore price and lower volumes.
We price the majority of our iron ore sales
(78%) by reference to the average index
price for the month of shipment. In 2024, we
priced approximately 10% of sales with
reference to the prior quarter’s average index
lagged by one month with the remainder sold
either on current quarter average, or other
mechanisms. We made approximately 75%
of sales including freight and 25% on an
FOB basis.
We achieved an average iron ore price of
$89.6 per wet metric tonne (2023: $99.7 per
wet metric tonne) on an FOB basis,
equivalent to $97.4 per dry metric tonne, with
an 8% moisture assumption (2023: $108.4
per dry metric tonne). This compares to the
average price for the monthly average Platts
index for 62% iron fines converted to a FOB
basis of $98.4 per dry metric tonne (2023:
$110.3 per dry metric tonne).
Segmental revenue for our Pilbara
operations included freight revenue of $2.3
billion (2023: $2.1 billion).
Net cash generated from operating activities
of $11.7 billion was 17% lower than 2023,
driven by the same drivers as underlying
EBITDA. After capital investment, which
included $0.4 billion increased investment in
Pilbara replacement projects, free cash flow
of $8.6 billion was $2.8 billion lower than
2023.
Review of operations
Pilbara operations produced 328.0 million
tonnes (100% basis), 1% lower than 2023.
Shipments (100% basis) were also 1% lower.
Production was affected by depletion,
predominantly at Paraburdoo as we
transition to Western Range and
Yandicoogina, as well as higher than
average rainfall. The Safe Production
System target of 5 million tonnes for 2024
was achieved for the second consecutive
year. Gudai-Darri demonstrated 50 million
tonne per annum rates during the fourth
quarter. Sustaining production at these rates
is subject to the timing of approvals for
planned mining areas and heritage
clearances, and continuation of the
debottlenecking program at the main plant.
We grew our portside business in 2024, with
total iron ore sales in China of 29.9 million
tonnes (23.3 million tonnes in 2023). At the
end of December, inventory levels were 7.1
million tonnes (6.4 million tonnes at the end
of December 2023), including 4.9 million
tonnes of Pilbara product. In 2024,
approximately 89% of our portside sales
were either screened or blended in Chinese
ports (86% in 2023).
In December 2024, we completed the sale of
Dampier Salt Limited’s Lake MacLeod
operation to Leichhardt Industrials Group for
consideration of A$375 million.

For more information about our capital projects and future growth options, see pages 22-23.
Valued partnerships positioning us
for a more sustainable future
Together with the Ngarluma Aboriginal
Corporation, we’re progressing the
development of an 80MW solar farm on
Ngarluma Country, near Karratha, to supply
renewable energy to our Pilbara operations.
When complete, this project has the potential
to reduce the amount of natural gas currently
used for generation across
our Pilbara operations by up to 11%, and
could reduce Rio Tinto’s emissions by up to
120kt CO2e.
We're also exploring a renewable energy
project with the Yindjibarndi Energy
Corporation (YEC). Currently in development
by YEC, the project includes 75MW of solar
on a greenfield site located west of
Millstream Chichester National Park on
Yindjibarndi Country.
It’s the first project we’re exploring together
since we signed a memorandum of
understanding to collaborate on a range of
potential renewable energy opportunities,
including wind and solar power, as well as
battery energy storage systems.

For more information see riotinto.com/pilbararenewables

Annual Report on Form 20-F 2024	26	riotinto.com
Strategic report
Aluminium

As a global leader in low-carbon aluminium, we are uniquely
positioned to further decarbonise our business and support
the world’s transition towards a lower carbon footprint.
A critical material – lightweight and highly recyclable –
aluminium is set to play an increasingly vital role in our lives.
We’re providing a diversified portfolio of primary and
secondary aluminium solutions used to manufacture a wide
range of products, including solar panels and transmission
lines, jet engines, electric vehicles and smartphones.

Market insights
After a relatively stable first quarter, the
aluminium price rallied in the 2nd quarter
due to sanctions against Russian metal but
fell in the 3rd quarter on weaker global
manufacturing data. The price rose at the
end of the quarter after an interest rate cut
by the US Federal Reserve and stimulus
measures in China, and was supported in
the 4th quarter due to high alumina costs.
World semi-fabricated demand rose 2%
year-on-year. Primary aluminium demand
increased at a similar rate. Scrap spreads
tightened in 2024 on low inventories and
tight availability, resulting in lower margins
for secondary producers. Ex-China
demand fell in building and construction,
and remained weak in automotive, but
performed well in packaging and power
infrastructure. Global aluminium demand
will continue to be driven by the energy
transition, particularly electric vehicles, and
renewable energy.
China is producing aluminium close to its
self-imposed capacity cap of approximately
45 million tonnes, while growth in the rest
of the world moderated on supply
disruptions. Overall, the primary aluminium
market was balanced in 2024, with visible
inventories at low levels.
The alumina price reached a multi-year
high in the 4th quarter due to closures,
supply disruptions, and constrained bauxite
supply in China. The price corrected at the
end of the quarter as supply improved but
remained at a high level compared to the
historical norm. China is the largest import
market for bauxite, and seaborne bauxite
prices into China performed strongly in
2024. Guinea exports to China increased
approximately 10% year-on-year,
accounting for around 70% of bauxite
exports to China. However, supply growth
could not keep pace with demand and
China import bauxite prices surged in the
4th quarter.

Snapshot of the year
Safety
In 2024, our all-injury frequency rate (AIFR)
increased from 0.33 to 0.38, largely
reflecting challenges at our Kitimat site in
Canada. To help address these challenges,
we engaged external safety consultants
during Q4 to provide targeted support,
focused on leadership and stabilising
safety performance.
Overall, our safety performance generally
improved across our Aluminium operations.
We continued to focus on uncovering and
addressing systemic weaknesses and the
root causes of our potential fatal incidents
(PFIs). In particular, the focus we started in
2023 to promote more proactive PFI[2]
reporting, and to improve the quality of PFI
investigations has helped move us from 5
worker injuries in PFI events in 2023 to 2 in
2024.
Looking ahead, we remain focused on
reducing inherent risks in our business to
drive lasting safety impacts for our
workforce. By prioritising engineering
design, strategic capital investment, and
ongoing research, we will continue our
work to eliminate hazards and remove
people from the areas of greatest
safety risk.

AIFR 0.38 (2023: 0.33)	Employee numbers[1] 16,000 (2023: 15,000)
Net cash generated from operating activities $3.0bn (2023: $2.0bn)	Scope 1 and 2 GHG emissions (equity Mt CO2e) 23.7Mt (2023: 25.5Mt)

1.This represents the average number of employees for
the year, including the Group's share of non-managed
operations and joint ventures. Refer to page 267 for
more information.
2.A proactive PFI is one where there was neither injury
nor property damage.  Proactive PFIs are leading
indicators of safety performance and offer the
opportunity to learn from near miss incidents. They
reflect a psychologically safe culture.

Image: Grande-Baie aluminium casting centre, Quebec, Canada.	For information about decarbonisation efforts in the Aluminium group, see our 2025 Climate Action Plan, pages 41-75.	For more on our Aluminium business, see riotinto.com/aluminium

Annual Report on Form 20-F 2024	27	riotinto.com
Strategic report  |  Aluminium
Aluminium

Year ended 31 December	2024	2023	Change
Bauxite production ('000 tonnes — Rio Tinto share)	58,653	54,619	7%
Alumina production ('000 tonnes — Rio Tinto share)	7,303	7,537	(3%)
Aluminium production ('000 tonnes — Rio Tinto share)	3,296	3,272	1%
Segmental revenue (US$ millions)	13,650	12,285	11%
Average realised aluminium price (US$ per tonne)	2,834	2,738	4%
Underlying EBITDA (US$ millions)	3,673	2,282	61%
Underlying EBITDA margin (integrated operations)	30%	21%
Underlying earnings (US$ millions)	1,483	538	176%
Net cash generated from operating activities (US$ millions)	3,032	1,980	53%
Capital expenditure — excluding EAUs (US$ millions)¹	(1,694)	(1,331)	27%
Free cash flow (US$ millions)	1,302	619	110%
Underlying return on capital employed²	10%	3%
1.Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment; capitalised evaluation costs; and purchases less sales of other intangible assets. It excludes equity accounted units (EAUs).
2.Underlying return on capital employed (ROCE) is defined as underlying earnings excluding net interest divided by average capital employed.
Financial performance
Overall we delivered a significant uplift in
profitability for our Aluminium business with a
61% increase in underlying EBITDA to $3.7
billion, underlying EBITDA margin rising nine
percentage points to 30% and underlying
ROCE of 10%. We saw an 8% increase in
the average LME price with price support
from high alumina costs and the cancellation
of Chinese VAT rebates on the export of
semi-finished goods. Market-related costs for
key materials such as caustic, coke and pitch
moderated with some of this flowing through
to underlying EBITDA, offsetting some of the
impact of a higher alumina price. Higher
bauxite volumes from record annual
production at Gove and Amrun and
increased bauxite pricing were partially offset
by lower alumina production following the
breakage of a third-party gas pipeline in
Queensland.
We achieved an average realised aluminium
price of $2,834 per tonne, 4% higher than
2023. The average realised aluminium price
comprises the LME price, a market premium
and a value-added product (VAP) premium.
The cash LME price averaged $2,419 per
tonne, 8% higher than 2023, while in our key
US market, the Midwest premium duty paid,
which is 59% of our total volumes (2023:
57%), decreased by 17% to $427 per tonne
(2023: $512 per tonne). Our VAP sales
represented 46% of the primary metal we
sold (2023: 46%) and generated product
premiums averaging $295 per tonne of VAP
sold (2023: $354 per tonne).
Our cash generation also improved
significantly, with net cash generated from
operating activities of $3.0 billion, a rise of
53%, compared with 2023. Free cash flow of
$1.3 billion reflected capital investment in the
business of $1.7 billion.
Review of operations
Bauxite production of 58.7 million tonnes was
7% higher than 2023, exceeding our
guidance. We delivered record annual
production at Gove and Amrun following
implementation of the Safe Production
System.
We shipped 40.9 million tonnes of bauxite to
third parties, 10% higher than 2023.
Segmental revenue for bauxite increased
28% to $3.1 billion. This includes freight
revenue of $0.5 billion (2023: $0.5 billion).
Alumina production of 7.3 million tonnes was
3% lower than 2023, due to the impacts to
our Gladstone operations from the breakage
of the third-party operated Queensland Gas
Pipeline in March. Gas supplies to our
Gladstone operations from the third-party
operated Queensland Gas Pipeline were
meeting 100% of our requirements by year-
end.
As the result of sanction measures by the
Australian Government, Rio Tinto has taken
on 100% of capacity of Queensland Alumina
Limited (QAL) for as long as the sanctions
continue. This results in use of Rusal’s 20%
share of capacity by Rio Tinto under the
tolling arrangement with QAL. This additional
output is excluded from the production tables
in this report as QAL remains 80% owned by
Rio Tinto and 20% owned by Rusal.
Aluminium production of 3.3 million tonnes
was 1% higher than 2023. At our New
Zealand Aluminium Smelter (NZAS),
production continued to ramp up following a
previous call from Meridian Energy to reduce
electricity usage in August 2024, for which
we are compensated. As previously reported,
we expect the ramp-up to run through to the
second quarter of 2025.
We completed the previously announced
acquisition of Sumitomo Chemical
Company’s (SCC’s) 20.64% interest in NZAS
on 1 November 2024 and now fully own the
Tiwai Point aluminium smelter.
We also completed the previously
announced acquisition of SCC’s 2.46% stake
in Boyne Smelters Limited (BSL). The
completion of this transaction, along with the
recently completed acquisition of Mitsubishi’s
11.65% stake in BSL, brings Rio Tinto’s total
interest in BSL to 73.5%.
Production is reported including these
changes in ownership from 1 November
2024.

For more information about our capital projects and future growth options, see pages 22-23.
Installing ELYSISTM carbon-free
smelting technology
Our ELYSIS joint venture with Alcoa is
progressing the development of a
breakthrough inert anode technology
that eliminates all direct greenhouse
gas (GHG) emissions from the aluminium
smelting process.
In 2024, we announced a $285 million
investment, including $106 million from
the Government of Québec, to build a
demonstration plant equipped with 10 ELYSIS
pots at our Arvida smelter. These pots,
operating at 100kA, replicate the technology
that has successfully produced commercial-
purity aluminium at the ELYSIS Industrial
Research and Development Center. The
demonstration plant will have the capacity to
produce up to 2,500 tonnes of aluminium per
year, with first production targeted by 2027.
This project is part of our phased approach to
support the development of the technology. It
will allow us to conduct further tests and to
build expertise in installing and operating the
ELYSIS™ technology towards future
industrial-scale implementation.

For more information see riotinto.com/elysis

Annual Report on Form 20-F 2024	28	riotinto.com
Strategic report
Copper

Copper is an essential material for electrification and the global energy transition. By the end of the decade, we aim to deliver
1 million tonnes of copper per year from our global portfolio of assets and projects spanning 4 continents. We are focused on maximising value from our existing assets, delivering profitable growth by unlocking projects, and investing in quality partnerships across the copper value chain.

In 2025, we will look to prioritise building
care, capability and trust to further
improve ongoing risk management
efforts and first line assurance
implementation. Assurance plans are in
progress for Oyu Tolgoi and Kennecott,
while Resolution and Winu will also move
to implement first line assurance plans
for key critical risks.
Market insights
Copper prices climbed to a record high in
late May following a series of high-profile
supply disruptions and strong Chinese
imports. Financial flows into copper
amplified this rally, with copper demand
seen as a major beneficiary of both the
energy transition and data centre
investment for AI. Prices subsequently
retreated as supply outperformed
expectations, US rate cuts continued to be
delayed, and exchange inventory rose to a
4-year high.
The refined copper market was in a small
surplus across 2024. Supply rose
modestly, despite high-profile disruptions
early in the year. Production growth from
the Democratic Republic of the Congo was
notably strong. Demand from data centre
and energy-transition exposed segments
remained positive despite some headwinds
from substitution and thrifting as
technologies mature. Traditional segments
such as residential construction had a
more challenging year. Despite this, copper
prices averaged 415 US cents per pound
in 2024, up 8% from 385 US cents per
pound in 2023.
In contrast, copper concentrate was
undersupplied in 2024, due to significant
smelter capacity additions in China and
other Asian countries. Treatment and
refining charges fell sharply as a result and
turned negative from April until August as
smelters competed for material.

Snapshot of the year
Safety
In 2024, we recorded 24 potential fatal
incidents (PFIs), an increase from 22 in
2023. Notable critical risks associated with
these events were: fall from height,
uncontrolled releases of energy, and falling
objects.
Our all-injury frequency rate (AIFR)
dropped slightly to 0.33, a modest
decrease from 0.35 in 2023, with an AIFR
of 0.27 for employees, and 0.37 for our
contractor workforce. Ongoing monitoring
to identify continuous improvement
opportunities includes two-way learning
with our contractor partners.
Our Critical Risk Management program
and Safety Maturity Model underpin our
absolute focus on preventing fatalities and
serious events. During the year, key
achievements included simplification of
critical control tools, as well as capability
building through our Leadership in the
Field program.
At the asset level, we progressed site-
specific hazard exposure reduction
strategies, which involved mitigating the
potential for exposure to silica dust at Oyu
Tolgoi, and to sulphur dioxide at Kennecott.
Our Winu project team also piloted a
psychosocial risk management framework,
reinforcing our commitment to a safe,
healthy workplace.

AIFR 0.33 (2023: 0.35)	Employee numbers[1] 9,000 (2023: 8,000)
Net cash generated from operating activities $2.6bn (2023: $0.6bn)[2]	Scope 1 and 2 GHG emissions (equity Mt CO2e) 1.0Mt (2023: 1.0Mt)

1.This represents the average number of employees for
the year, including the Group's share of non-managed
operations and joint ventures. Refer to page 267 for
more information.
2.Comparative information has been adjusted to reflect
the movement of Rio Tinto Guinea from the Copper
product group to “Other operations”. Refer to note 1
(page 167) for details.

Image: Oyu Tolgoi, Mongolia.	For information about decarbonisation efforts in the Copper group, see our 2025 Climate Action Plan, pages 41-75.	For more on our Copper business, see riotinto.com/copper

Annual Report on Form 20-F 2024	29	riotinto.com
Strategic report  |  Copper
Copper

Year ended 31 December	2024	2023	Change
Mined copper production ('000 tonnes — consolidated basis)	697	620	13%
Refined copper production ('000 tonnes — Rio Tinto share)	248	175	42%
Segmental revenue (US$ millions)	9,275	6,678	39%
Average realised copper price (US cents per pound)¹	422	390	8%
Underlying EBITDA (US$ millions)²	3,437	1,960	75%
Underlying EBITDA margin (product group operations)	49%	42%
Underlying earnings (US$ millions)²	811	190	327%
Net cash generated from operating activities (US$ millions)³	2,590	596	335%
Capital expenditure — excluding EAUs⁴ (US$ millions)	(2,055)	(1,976)	4%
Free cash flow (US$ millions)²	526	(1,386)
Underlying return on capital employed (product group operations)⁵	6%	3%
1.Average realised price for all units sold. Realised price does not include the impact of the provisional pricing adjustments, which negatively impacted revenues by $92 million
(2023: $2 million positive).
2.Accountability for Rio Tinto Guinea, our in-country external affairs office, remains with Bold Baatar, and has therefore moved from the Copper product group to “Other operations” following his change in role to Chief Commercial Officer. Accordingly, prior period amounts have been adjusted for comparability.
3.Net cash generated from operating activities excludes the operating cash flows of equity accounted units (EAUs) but includes dividends from EAUs (Escondida).
4.Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment, capitalised evaluation costs and purchases less sales of other intangible assets.
It excludes EAUs.
5.Underlying return on capital employed (ROCE) is defined as underlying earnings (product group operations) excluding net interest divided by average capital employed.
Financial performance
Improved financials benefited from the
steady ramp-up at Oyu Tolgoi, the strong
performance at Escondida and the
successful restart of the Kennecott smelter,
following the rebuild in 2023, releasing
working capital through the drawdown of
inventories, enhancing operating cash flow.
Underlying EBITDA increased by 75%
compared with 2023 and free cash flow
turned positive supported by a strong LME
copper price and higher volumes. Overall,
mined copper production rose by 13% and
refined copper production by 42%.
Copper C1 net unit costs, at 142 cents per
pound, reduced by 53 cents per pound, or
27%, from 2023, reflecting cost efficiencies
on the higher mined copper production at
Oyu Tolgoi and Escondida, and higher
refined copper production at Kennecott,
following the smelter rebuild in 2023.
We generated significantly higher net cash
from operating activities of $2.6 billion, which
included higher dividends from Escondida.
Review of operations
Mined copper production, at 697 thousand
tonnes, was 13% higher than 2023, reflecting
the ramp-up of Oyu Tolgoi underground and
increased production from Escondida due to
higher grades fed to the concentrator (0.99%
versus 0.83%). This offset geotechnical
challenges at Kennecott as instabilities in the
pit wall impacted the mining sequence from
the second quarter of 2024.
Refined copper production increased by 42%
to 248 thousand tonnes with the Kennecott
smelter and refinery returning to normal
operations following the successful rebuild in
2023.
Oyu Tolgoi underground project
In 2024, we delivered 6.5 million tonnes of
ore milled from the underground mine at an
average copper head grade of 1.94% and
34.5 million tonnes from the open pit with an
average grade of 0.39%. The ramp-up
remains on track to reach 500 thousand
tonnes of copper production per annum
(100% basis and stated as recoverable
metal) for the Oyu Tolgoi underground and
open pit mines for the years 2028 to 20361.
We continue to see good performance from
the underground mine. We completed
drawbell construction at Panel 0, with a total
of 124 drawbells opened. The sinking of
ventilation Shafts 3 and 4 was completed in
April 2024 following the breakthrough to
surface. Both shafts were commissioned in
the second half of 2024.
In November 2024, Oyu Tolgoi successfully
concluded Collective Agreement
negotiations, marking a historic milestone as
the first agreement involving two trade
unions at the operation. The agreement will
remain in effect for the next three years.

For more information about our capital projects and future growth options, see pages 22-23.
1.The 500 thousand tonne per year copper production
target (stated as recoverable metal) for the Oyu Tolgoi
underground and open pit mines for the years 2028 to
2036 was previously reported in a release to the
Australian Securities Exchange (ASX) dated 11 July
2023 “Investor site visit to Oyu Tolgoi copper mine,
Mongolia”. All material assumptions underpinning that
production target continue to apply and have not
materially changed.
Advancing Winu with Sumitomo
Metal Mining
In December, we announced a new
partnership with Sumitomo Metal Mining
(SMM) to deliver the Winu copper-gold
project in Western Australia. Under the Term
Sheet signed between the partners, Rio Tinto
will continue to develop and operate Winu as
the managing partner, with SMM to acquire a
30% equity share. Located in the Great
Sandy Desert, near our Pilbara iron ore
operations, Winu is a low-risk, long-life
deposit that is highly prospective for
expansion. In 2025, alongside finalising the
joint venture definitive agreements, we will
advance regulatory approvals for an initial
processing capacity up to 10Mtpa.
Environmental Review Document
preparation under the Environmental
Protection Authority of Western Australia’s
Environmental Impact Assessment process
will take place in parallel with ongoing Project
Agreement negotiations with the
Nyangumarta People, Traditional Owners
of the land on which the Winu deposit is
situated, and the Martu People, Traditional
Owners of the land home to the
Karlkayn airstrip.
As part of our renewed relationship with
SMM, we have also entered into a letter of
intent to explore broader value chain
opportunities for commercial, technical, and
strategic collaboration across copper, other
base metals and lithium.

For more information see riotinto.com/winu

Annual Report on Form 20-F 2024	30	riotinto.com
Strategic report
Minerals

Our Minerals portfolio produces materials essential to a low-
carbon future from a global suite of assets and projects well-
positioned to support the electrification of the world’s economies.
We are developing and growing a world-class lithium business at an accelerated pace: producing first lithium from our Rincon
Project, Argentina in December. We also produce long-life, high-
grade, low-impurity iron ore pellets and concentrate, titanium dioxide, speciality borates and diamonds from our operations in
Canada, Madagascar, South Africa and the US.

Market insights
Titanium dioxide market fundamentals
stabilised in 2024, with downstream and
midstream producers noting improving
sales and margins. Elevated inventories
limited feedstock purchases and put
downward pressure on prices.
Borates demand improved in 2024,
evidenced by increasing shipments into
key consuming regions. Weakness in
pricing resulted from stronger supply
availability after supply chain disruptions
were cleared.
A softer demand and pricing environment
for steel impacted the high-grade iron ore
fines and pellets segments in 2024. Blast
Furnace (BF) steelmakers sought to
reduce exposure to higher quality, higher
cost inputs, with seaborne pellet
consumption falling year-on-year. This
resulted in lower BF-grade pellet premiums
than seen in 2023. Meanwhile, Direct
Reduction grade pellet premiums were
supported by stable demand in the MENA
(Middle East and North Africa) region
which, although cooler than the previous
year, continued to support seaborne
demand and prices.
Lithium carbonate prices remained subdued in
2024, largely due to slower growth in electric
vehicle (EV) production despite record sales
of 17 million units. While lithium demand and
supply grew by about 25% year-on-year, the
market faced an oversupply. Increased supply
from earlier investments contributed to this
imbalance, leading to the suspension of
several lithium projects and production cuts by
existing producers. Nonetheless, long-term
market fundamentals remain strong,
supported by government policies and
expanding EV adoption. Additional investment
will be essential to address future supply
shortfalls.

Snapshot of the year
Safety
Tragically 4 of our colleagues and 2 crew
members lost their lives in a plane crash
while travelling to our Diavik diamond mine
on 23 January. We are currently awaiting the
investigation findings from the Transportation
Safety Board of Canada, which are
expected in 2025.
In 2024, the number of potential fatal
incidents (PFIs) dropped to 26, compared
to 27 in 2023 with the most common
involving risk of vehicle collision or rollover
and falling objects.  We continue to focus
our efforts on mitigating these risks,
implementing targeted safety measures
and corrective actions informed by
thorough investigations.
Our all-injury frequency rate (AIFR) increased
to 0.31, compared to 0.24 in 2023, reflecting
an increase in injuries among both employees
and contractors. The rate of injuries in our
contractor workforce increased from 0.20 in
2023 to 0.27 in 2024, and our employee injury
rate rose from 0.28 in 2023 to 0.35 this year. In
2025, we will continue to build on our progress
by leveraging the safety maturity model to
drive further enhancements. Along with this,
we will place a stronger emphasis on health,
environmental responsibility, and security to
ensure a safer, more productive environment
for both our employees and contractor
partners. Our commitment to these areas will
be key to achieving our goals.

AIFR 0.31 (2023: 0.24)	Employee numbers[1] 10,000 (2023: 10,000)
Net cash generated from operating activities $0.7bn (2023: $0.5bn)	Scope 1 and 2 GHG emissions (equity Mt CO2e) 2.3Mt (2023: 3.7Mt)

1.This represents the average number of employees for the year, including the Group's share of non-managed operations and joint ventures. Refer to page 267 for more information.

Image: Richards Bay Minerals operation, South Africa.	For information about decarbonisation efforts in the Minerals group, see our 2025 Climate Action Plan, pages 41-75.	For more on the minerals we produce, see riotinto.com/products

Annual Report on Form 20-F 2024	31	riotinto.com
Strategic report  |  Minerals
Minerals

Year ended 31 December	2024	2023	Change
Iron ore pellets and concentrates production¹ (million tonnes — Rio Tinto share)	9.4	9.7	(2%)
Titanium dioxide slag production ('000 tonnes — Rio Tinto share)	990	1,111	(11%)
Borates production ('000 tonnes — Rio Tinto share)	504	495	2%
Diamonds production ('000 carats — Rio Tinto share)	2,759	3,340	(17%)
Segmental revenue (US$ millions)	5,531	5,934	(7%)
Underlying EBITDA (US$ millions)	1,080	1,414	(24%)
Underlying EBITDA margin (product group operations)	26%	30%
Underlying earnings (US$ millions)	143	312	(54%)
Net cash generated from operating activities (US$ millions)	705	548	29%
Capital expenditure (US$ millions)²	(798)	(746)	7%
Free cash flow (US$ millions)	(126)	(229)	45%
Underlying return on capital employed (product group operations)³	8%	13%
1. Iron Ore Company of Canada (IOC) continues to be reported within Minerals.
2.Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment; capitalised evaluation costs; and purchases less sales of other intangible assets.
3.Underlying return on capital employed (ROCE) is defined as underlying earnings (product group operations) excluding net interest divided by average capital employed.
Financial performance
Underlying EBITDA of $1.1 billion was 24%
lower than 2023, primarily due to lower
pricing across most commodities, in
particular titanium dioxide feedstocks,
borates and iron ore. Underlying demand for
titanium dioxide feedstocks remains soft
while the borates market is recovering from
supply chain disruptions.
Net cash generated from operating activities
of $0.7 billion was 29% higher than 2023,
when a build in working capital took place.
Further investment is being made to develop
our battery minerals business, resulting in
negative free cash flow of $126 million.
Underlying EBITDA and net cash generated
from operating activities in 2024 include $0.2
billion1 insurance proceeds relating to the
process safety incidents at RTIT and the
forest fires at IOC which took place in 2023.
Review of operations
Production of iron ore pellets and
concentrate at IOC of 9.4 million tonnes was
2% lower than 2023 primarily due to an 11-
day site-wide shutdown driven by forest fires
in mid-July, resulting in a revised mine plan
and maintenance schedule. We also
experienced operational challenges in the
mine and concentrator throughout the year.
Annual rail haulage was 36.4 million tonnes,
7% higher than in 2023, driven by continued
operational improvements to meet increasing
third-party and IOC demand.  Our focus
going forward is to stabilise the operation
and achieve safe, cost-effective and
consistent production.
TiO2 slag production of 990 thousand tonnes
was 11% lower than 2023, primarily due to
reduced market demand. A furnace
reconstruction, starting in the first quarter of
2024, continues at our RTIT Quebec
Operations. Through 2024, we operated six
out of nine furnaces in Quebec and three out
of four at Richards Bay Minerals (RBM).
Borates production was 2% higher than 2023
supported by recovering market demand,
and despite unplanned plant downtime in
April 2024.
Our share of carats recovered was 17%
lower than 2023. Diamond production was
impacted by the tragic plane crash earlier in
2024, as well as cessation of A21 open pit
mining in the third quarter of 2023.
First lithium was produced from the Rincon
project starter plant in Argentina in November
2024. First commercial production is targeted
for the first half of 2025.

For more information about our capital projects and future growth options, see pages 22-23.
1.There is no overall financial impact to the Rio Tinto
Group, with the offset reflected centrally.
BlueSmelting’s game-changing
potential
In 2024, we continued developing
BlueSmelting™, a groundbreaking ilmenite
reduction technology. BlueSmelting has the
potential to reduce up to 70% of the
Rio Tinto Iron & Titanium (RTIT) Quebec
Operations' global greenhouse gas (GHG)
emissions, representing a decrease of
approximately 670,000 tonnes of CO2
equivalent compared to 2021 emissions.
BlueSmelting™ technology creates the
possibility of producing high-grade titanium
dioxide feedstock, steel, and metal powders
with a drastically reduced carbon footprint.
The BlueSmelting process being
demonstrated at RTIT Quebec Operations is
a world-first technology, developed in-house,
that adds a step before the traditional
smelting process – pre-reduction – leading to
an overall decrease in the site GHG
emissions. It combines mature in-house
technology, found in other processes used
on-site, with new innovations. BlueSmelting
uses fluid bed reactors to reduce the coal
required for the traditional smelting process,
meaning less coal and electricity are used to
complete the ore reduction.
The BlueSmelting demonstration plant – the
largest of its kind in the world – is capable of
producing up to 40,000 tonnes of ilmenite ore
a year, with drastically fewer emissions.

For more on BlueSmelting, see riotinto.com/bluesmelting

Annual Report on Form 20-F 2024	32	riotinto.com
Strategic report
Our approach to ESG
As stewards of the lands where we operate, we have a responsibility to safely and sustainably access the world’s essential materials.
This responsibility underpins everything we
do and drives our commitment to embedding
sustainability considerations into every stage
of our business – from exploration to closure.
To do this, we align our priorities and
performance with society’s evolving
expectations. Each year we complete a
materiality assessment to understand what
ESG topics matter most to our stakeholders
and our business. This process includes
gathering information from internal and
external stakeholders through interviews,
surveys and publicly available information to
understand what impacts, risks and
opportunities are important now and what
they think will be important in the medium to
long term.
It’s essential we manage these ESG topics
well as we strive for impeccable ESG
credentials and a strong social licence, with
the insights gathered through this process
helping us to strengthen our approach and
contribute to the long-term sustainability and
success of our business for all stakeholders.

For more information see riotinto.com/ sustainabilityapproach
The United Nations Sustainable
Development Goals (UN SDGs)
Our ESG framework describes how we
manage and report externally on these topics
and how we contribute to the UN SDGs,
which are recognised as the global blueprint
for a sustainable future.
The SDGs are a useful reference point,
helping us to prioritise our efforts to align with
society’s expectations and deliver meaningful
impact. We focus on goals we feel are most
relevant to operating our business
responsibly and where we can make the
greatest difference. Our 2 lead goals are
SDG 12 (responsible consumption and
production) and SDG 8 (decent work and
economic growth).
Our operations also contribute to 8 supporting
SDGs (3, 4, 5, 6, 9, 10, 13 and 15), while SDG
17 (partnerships for the goals) reflects our
approach to sustainability and is fundamental
to the way we run our business.
What’s important now
Our internal and external stakeholders are
broadly aligned on 4 highly material ESG
topics: climate change1; respecting human
rights; cultural heritage management; and
health, safety and wellbeing.
Additional material topics for us as we strive
to build a sustainable business include:
biodiversity and ecosystems; business
integrity and governance; ESG transparency
and disclosure; inclusion, diversity and
equity; local community relations, tailings and
mineral waste management; business
performance; and water management.
What will be important in the future
Stakeholders feel climate change will
continue to increase in importance over the
next decade, alongside biodiversity and
ecosystems; the impact of technology;
respecting human rights; risk management
and cyber security; business integrity and
governance; supply chain transparency; and
end-to-end materials management. Water
management will also remain an important
topic due to the reliance of local communities
and our operations on this increasingly
scarce resource.
1.Includes greenhouse gas emissions reduction, climate
resilience and adaptation, and just transition.
Our ESG framework

Environment			Social					Governance

Low-intensity materials	Environment and nature	Mining & metals practices	Heritage, culture & Indigenous Peoples	Human rights	Talent, diversity & inclusion	Health, safety & wellbeing	Supporting social & economic opportunity	Transparent, values-based ethical business

Climate change	Water management	Tailings & mineral waste management	Cultural heritage management	Respecting human rights	Inclusion, diversity & equity	Health, safety & wellbeing	Local community relations	Business integrity & governance

End-to-end materials management	Biodiversity & ecosystems	Closure, post- mining & land rehabilitation			Employment & talent retention	Pandemic response & public health	Impact of technology	ESG transparency & disclosure

Future-proof assets	Industrial environment impacts							Business performance

Key ● Higher materiality ● Medium materiality ● Lower materiality								Risk management & cyber security

Responsible tax & royalty payments

Each material topic above appears under either the environment, social or governance theme to which it primarily relates. However, there is crossover among ESG themes, meaning some material topics can be relevant to 2 or even all 3 themes. Accordingly, we work with themes and topics holistically, not in silos.
Supply chain transparency

Annual Report on Form 20-F 2024	33	riotinto.com
Strategic report  |  Our approach to ESG
Reporting our performance
Our materiality assessment records the
threshold at which an issue or topic becomes
important enough for us to report on
externally. The importance of a topic is based
on the significance of its impacts on, and
risks and opportunities for, stakeholders. Our
ESG materiality assessment considers our
impacts externally and, conversely, the effect
of external factors on our business.
As an ICMM member, we commit to
reporting on our ESG performance against
the Global Reporting Initiative (GRI)
standards and implementing the ICMM
Performance Expectations (PEs). The ICMM
Mining Principles framework focuses on the
implementation of systems and practices
related to a broad range of ESG areas. In
2022, we disclosed that we prioritised 26 of
our 29 operating assets for validation within
the 3-year cycle (2023-2025). There are now
30 operating assets and we have prioritised
one additional asset for validation in 2025,
thereby resulting in a total of 28 out of our 30
operating assets being prioritised for
validation. Since 2022, we have been
progressing the validations according to plan.
In 2024, on-site third-party validations were
completed for 12 of our priority operating and
refining assets. The validation reports
demonstrate a high level of alignment
between the self-assessment and validation
outcomes, with identification of relevant
areas for improvement. Information for the
2023 and 2024 validation results is
presented in the ICMM PE Summary tab in
the 2024 Sustainability Fact Book. In 2024,
we have also introduced a new tab showing
the Towards Sustainable Mining (TSM)
outcomes for 3 of our Canadian sites and all
of our Pilbara iron ore sites. We have
continued to improve our reporting to meet
additional disclosure requirements, including
the ICMM Social and Economic Reporting
Framework (SERF). In 2024, we have
disclosed our performance against the SERF
indicators in the ICMM SERF tab.
The majority of our ESG reporting is
incorporated into this Form 20-F and
supplemented by our 2024 Sustainability
Fact Book, containing current and historical
data on topics including health, safety,
environment, climate, communities, human
rights, responsible sourcing, ICMM PEs
and transparency.
Governance and assurance
The Sustainability Committee oversees
strategies to manage social and
environmental impacts, risks and
opportunities, including management
processes and standards. The Sustainability
Committee reviews the effectiveness of
management policies and procedures
relating to safety, health, employment
practices (apart from remuneration, which is
the responsibility of the People &
Remuneration Committee), relationships with
neighbouring communities, environment,
tailings, security and human rights, land
access, political involvement and sustainable
development. Given its strategic significance,
climate change is overseen directly by the
Board.

For more information about our Sustainability Committee see pages 117-118.
This year, the Group’s auditor, KPMG, was
engaged to provide the Directors of Rio Tinto
with assurance on selected sustainability
subject matters. KPMG’s limited assurance
statement satisfies the requirements of
subject matters 1 to 4 of the ICMM
assurance procedure.

Non-financial and sustainability
information statement
The ESG section includes information required
by regulation in relation to:
–Environmental and climate matters,
including Task Force on Climate-Related
Financial Disclosures (TCFD) disclosures
(pages 41-75)
–Our employees (pages 78-80)
–Social matters (pages 76-84)
–Human rights (page 85)
–Corruption and bribery (pages 86-87)
Other related information can be found here:
–Our business model (page 8)
–Non-financial key performance indicators
(page 34)
–Material risks and how they are managed
(pages 91-98).
Notes on data
The data summarised in this ESG section
relates to calendar years. Unless stated
otherwise, parameters are reported for all
managed operations without adjustment for
equity interests. Where possible, we include
data for operations acquired before
1 October of the reporting period. Divested
operations are included in data collection
processes up until the transfer of
management control.

For more information see our 2024 Sustainability Fact Book at riotinto.com/ sustainabilityreporting

How we report	Annual Report	Tax reports[1]	Human rights statements[2]	Sustainability Fact Book
Linking sustainability to purpose and strategy	●
Materiality and material topics	●
Climate change	●			●
Economic contribution	●	●		●
Human rights	●		●	●
Indigenous Peoples	●			●
Memberships and certifications				●
Sustainability data and trends				●
1.Includes our Taxes and Royalties Paid Report and Country-by-Country Report.
2.Includes our Modern Slavery Statement and our Voluntary Principles on Security and Human Rights report.

Annual Report on Form 20-F 2024	34	riotinto.com
Strategic report  |  Our approach to ESG
2024 performance against ESG targets

Targets	2024 performance
Reach zero fatalities and eliminate workplace injuries and catastrophic events.
5 fatalities at managed operations.
(2023: 0 fatalities).
–All-injury frequency rate (AIFR) at 0.37 (target: 0.38). (2023: 0.37).
–1.78 million critical risk management (CRM) verifications.
(2023: 1.53 million).

Have all of our businesses identify at least one critical health hazard material to their business and demonstrate a year-on-year reduction of exposure to that hazard.	In 2024, 6 of our assets across Rio Tinto achieved an exposure reduction to known health risks (airborne contaminants and noise). (2023: 6 assets).
Reduce the rate of new occupational illnesses each year.	44% increase in the rate of new occupational illnesses since 2023. (2023: 15% increase).
Reduce our absolute Scope 1 and 2 greenhouse gas emissions by 15% by 2025 and by 50% by 2030 (when compared to 2018 levels), and achieve net zero emissions from our operations by 2050.[1]
The 2024 adjusted gross Scope 1 and 2 baseline emissions are 30.7 Mt CO2e, a reduction of 5.0 Mt CO2e (14%) relative to our 2018 base year. After carbon credits are applied, the net Scope 1 and 2 emissions are 29.6 Mt CO2e, a reduction of 17% against our target.
(2023: 5.5%).

Achieve our global Communities and Social Performance
(CSP) targets[2] as follows:
–Year-on-year increase in contestable spend sourced
from suppliers local[3] to our operations.
–All sites to co-manage cultural heritage with
communities and knowledge holders by 2027.
–70% of total social investment to be made through
strategic, outcomes-focused partnerships by 2027.
–All employees in high-risk human rights roles to
complete job-specific human rights training annually
by 2024.
–All employees to complete general human rights
training by 2027.
–100 Indigenous leaders in Australia (managers and
above) by 2026.

–We sourced 14.75% of contestable spend from suppliers local to our operations, a decrease⁴ from 16.80% in 2023. Progress for each product group is included in the 2024 Sustainability Fact Book.
–More than 25 sites have completed a Cultural Heritage Maturity Framework self-assessment, to identify existing gaps and establish actions to progress along the maturity continuum[5]. Two assets matured in their performance in
2024 (others maintaining their performance from 2023) and 14 assets assessed themselves as L4 (Integrated) or above.
–In 2024, more than 44% of current Group-wide social investment initiatives were identified as strategic partnerships, assessed against the strategic partnering self-assessment tool.
–In 2024, a new mandatory Human Rights in Action learning program was assigned to higher risk roles, with 85% completions recorded for the year.
Other progress updates on human rights learning initiatives are in the 2024
Sustainability Fact Book.
–At the end of 2024, we had 61 Indigenous leaders in our business in
Australia.

Improve diversity[6] in our business by:
–Increasing women in the business (including in senior
leadership7) each year.
–Aiming for 50% women in our graduate intake.
–Aiming for 30% of our graduate intake to be from
places where we are developing new businesses.

–25.2% of our workforce were women, up 0.9% from 2023.
–33.3% of our executive leaders were women, up 8.3% from 2023.
–32% of senior leadership were women, up 1.9% from 2023.
–42.8% of Board roles were held by women, up 12% from 2023.
–56.6% of our graduate intake were women, up 5% from 2023.
–20% of our graduate intake were from places where we are developing new businesses[8], down 17.6% from 2023.

Improve our employee engagement and satisfaction.	No change to our employee satisfaction (eSAT9) score since 2023 (score remains 74). (2023: 1 point increase).
1.Refer to the Climate Action Plan in our Form 20-F for details on how we are progressing towards our greenhouse gas emissions targets.
2.In 2024, we progressed initiatives towards our 2026 CSP targets.  We also extended those targets for one year, to conclude in 2027, to accommodate Group-wide productivity and culture initiatives.
3.We take a site-centric view of the definition of local, which allows operations to establish their own definition, based on a set of common principles. These principles require that each operation, in defining “local” takes into consideration its geographic, social and economic area of impact as well as ownership. For example, suppliers located within the Pilbara region of
Western Australia are defined as “local” for our iron ore product group's Pilbara Operations. This approach is consistent with international best practice and aligns with the ICMM SERF guidance.
4.The decrease is due to reductions in commodity rates, cost reduction initiatives, and changes in the supplier mix at some operations.
5.The cultural heritage co-management maturity framework sets out a maturity model consisting of five levels of maturity – from "learning the practice" to "leading practice". A rating of Level 4
(Integrated) reflects functioning co-management with a shared vision and common purpose.
6.From 2021, the definition used to calculate diversity was changed to include people not available for work and contractors (those engaged on temporary contracts to provide services under the direction of Rio Tinto leaders), excluding project contractors.
7.We define senior leadership as Managing Directors, General Managers, Group Advisers and Chief Advisers.
8.Identifying with a nationality is not mandatory. More than 48% of our graduates have not formally reported a nationality.
9.eSAT (Employee Satisfaction) is a measure of “how happy an employee is to work at Rio Tinto”. It is calculated by averaging the responses on a 1-7 scale and expressing this out of 100.

Annual Report on Form 20-F 2024	35	riotinto.com
Strategic report  |  Our approach to ESG
Environment
We know our operations, throughout their life cycle and associated value chains, can impact nature and surrounding environments both directly and indirectly.
We also depend on healthy, functioning ecosystems to provide the resources we need for our operations and supply chains.
We focus on being responsible stewards of
these shared natural resources, ensuring we
protect the health, safety and livelihoods of
local communities, Indigenous Peoples, our
suppliers and our customers. This includes
managing risks to minimise adverse
environmental impacts from our operations
and playing our part to sustain these shared
ecosystems and natural resources for future
generations.
While mining activities use less than 0.1%1 of
the world’s land, they are often in
ecologically and culturally sensitive areas.
That is why – in addition to our
Environmental Performance Standards,
which apply to all of our business units and
managed operations from exploration
through to post-closure – we have shared
our support for the ICMM’s Nature Position
Statement, and actively engage in several
partnerships that address both our own and
broader regional challenges in the areas
where we operate.
Nature strategy
The global threat of biodiversity loss and
ecosystem collapse is an urgent global
challenge, with the United Nations (UN)
Biodiversity Conference and the Kunming-
Montreal Global Biodiversity Framework
(GBF) underscoring the need for bold action.
Given our extensive land holdings and the
nature of our activities, we have the
opportunity and responsibility to ensure our
environmental performance both aligns with
society’s expectations and contributes to the
restoration of the natural environment. We
are committed to playing our part in
contributing to nature-positive outcomes for
industry and society.
In January 2024, we shared our support for
the ICMM’s Nature Position Statement. This
position sets out ICMM members’ approach
to contributing to a nature-positive future,
guided by GBF 2030 targets and ICMM’s
existing commitments in relation to
Indigenous Peoples, climate change, water,
and respecting human rights in line with the
UN Guiding Principles on Business and
Human Rights (UNGPs).

At its most fundamental level, nature positive means “ensuring more nature in the world in 2030 than in 2020 and continued recovery after that”.[1]
In addition to our support for the ICMM’s
Nature Position Statement, and our role in
contributing to a nature-positive future, our
operations and decision-making is guided by
the following clear environmental-related
commitments:
–We contribute to the global nature-
positive goal of “halting and reversing
biodiversity loss by 2030 from a 2020
baseline, with a full recovery by 2050”.
–We do not explore or extract resources
within the boundaries of UNESCO World
Heritage sites.
–All reasonable steps will be taken to
ensure future operations adjacent to
World Heritage sites are not incompatible
with the outstanding universal value for
which these sites are listed and do not put
the integrity of these sites at risk.
–We respect legally designated protected
areas and ensure any new operations or
changes to existing operations are not
incompatible with the objectives for which
the protected areas were established.
–We do not undertake deep-sea mining, and
believe it should not take place unless
comprehensive scientific research refutes
currently held evidence that it will
create significant environmental and
socioeconomic implications.
Building on our commitments and recognition
of the critical need for action, in 2024 we laid
the foundation for our nature strategy
through consultations with Indigenous
Peoples groups, investors, civil society
organisations, conservation groups, and our
employees. This strategy will direct our
nature-related activities, detailing our
ambitions, commitments, and targets
program, ensuring we take a focused and
measurable approach.
As we formalise the strategy and approach in
2025, we will continue to maintain an open
dialogue with stakeholders to ensure
society’s expectations inform our actions.
We also continue to develop and invest
in a global portfolio of nature-based solutions
to help address climate change and nature
loss, while generating positive outcomes for
communities in the regions where we
operate.
Nature target program
Our nature target program is a core
component of our nature strategy,
acknowledging the interconnectedness of the
4 natural realms – land, ocean, freshwater,
and atmosphere – and their ties to biodiversity
and society.
Building on the work of our 2023 water target
program, which was recognised externally as
industry-leading, we are widening our focus to
encompass nature more broadly. The
expanded program includes a Group-level
strategic target combined with a set of locally
focused, site-based improvement programs,
developed in collaboration with host
communities, Indigenous Peoples groups,
investors, civil society organisations, and
conservation groups.
Our Group target
Our Group target will focus on the health of our
receiving environments and surrounding
ecosystems for all managed operations
through an online dashboard, focusing on
biodiversity and the realms of nature. This
expands upon our interactive water
disclosure platform, released in 2023.
If we identify areas for improvement in the
receiving environment or ecosystem health,
we may also consider additional context-
based improvement programs as part of our
future focus.

Image: The nursery at Richards Bay Minerals, South Africa.
1.ICMM Nature Hub.

Annual Report on Form 20-F 2024	36	riotinto.com
Strategic report  |  Our approach to ESG  |  Environment
Our site-based
improvement programs
Our site-based improvement programs,
developed in consultation with stakeholders,
represent a subset of initiatives to drive
performance at operational sites.
These projects will be selected based on their
risk profile, current performance, external
commitments and the interdependencies of
local communities and the environment.
Our nature target program helps us to
enhance the transparency of our nature
risk profile, challenges and management.
Progress on both the Group target and
site-based improvement programs will be
reported annually.
This approach, along with the data needed to
track progress, will help us contribute to a
nature-positive future.
Water
Water is a shared resource critical to
sustaining biodiversity, people and economic
prosperity. Increasingly disrupted weather
patterns and more extreme weather events
due to climate change and a growing world
population, mean efficiently managing water is
more important than ever.
The way we think about water and manage
associated risks reflects the diversity of our
operations and geographic locations. A small
proportion of our assets operate in water-
scarce regions, while others must remove
excess water to allow safe mining operations.
These are examples of the many potential
risks we manage across the life cycle of our
diverse operations.
We share water with the communities and
ecosystems surrounding our operations, and
we aim to avoid permanent impacts on those
water resources by carefully managing the
quality and quantity of the water we use and
return to the environment. This means
balancing the needs of our operations with
those of the local communities and
ecosystems. We do this while considering the
impact of climate change, already felt in the
level of rainfall and water security at some of
our operations. We understand this
responsibility extends beyond the life of
our operations.
To address this complexity, we adopt a
catchment-level approach to developing
potential solutions and managing our
operational risks and impacts. We use 2030
water stress as determined by the World
Resource Institute (WRI) to identify operational
catchments of most concern.
Group water risk profile (percentage of managed operations1)

Water resource Is there enough water available for environment needs, community needs and our operational use?
Our aluminium operations in Gladstone, Queensland, Australia, are supplied with water from Awoonga Dam. Water restrictions could be imposed on the supply in the event of a persistent drought. The water resource risk for these operations is assessed as high.

Water quality and quantity Does the way we manage water on site, or discharge excess water, cause environmental impacts or operational constraints?
Our ilmenite mine near Havre-Saint-Pierre (HSP), in Quebec, Canada is surrounded by ecologically and socially significant lakes and water features.
The quality and quantity risk for HSP mine is assessed as high and excess water from the mine needs to be carefully managed. To ensure water is released to the environment at a suitable quality, we are working on a multi-
year water management improvement project.

Dewatering Does the removal of water from the operational areas of our sites impact regional aquifers or our mine plans?
Impacts associated with dewatering and water supply activities in the Pilbara, Western Australia, Australia are recognised as a very high risk for our business. Returning water to the aquifers impacted by our mining activities in a controlled manner is the focus of a number of ongoing studies. We are also continuing to work with
Traditional Owners on water management.

Long-term obligations Do our operational activities generate long-term or ongoing obligations related to water?
We may sometimes generate impacts that we are required to manage over the long term, such as post-closure pit lakes in the Pilbara, or potential seepage from our waste rock or tailings facilities in our aluminium and copper sites. Our systems and standards aim to ensure that risks are identified early and managed appropriately and responsibly throughout the asset life cycle.

●	Not applicable	●	Low risk	●	Moderate risk	●	High risk	●	Very high risk
1.Due to rounding, the sum may not total 100%.
To manage our water impacts, we first need to
understand the specific risks at more than 50
operating sites, as well as our overall Group
impacts. To do this, we have developed a
water risk framework that considers 4 risk
categories:
–water resource
–water quality and quantity
–dewatering
–long-term obligations.
We use this framework to identify, assess and
manage water risks. This comprehensive
approach extends beyond our mandatory
reporting obligations and allows us to have
relevant conversations about water risks
internally and with stakeholders in the
communities where we operate. In 2024, we
continued to embed the Group water control
library, a suite of critical controls and
associated performance requirements, to
manage our water risks.
Our Group water risk profile shows the level
of exposure against each of the 4 risk
categories. Most of our water risks sit in the
low to moderate range. There are some in
very high and high categories for each.
Regardless of the level of risk, we apply
rigorous standards and processes to
manage them. Above, we give examples of
how the risk framework has been applied
across some of our assets.

Annual Report on Form 20-F 2024	37	riotinto.com
Strategic report  |  Our approach to ESG  |  Environment
2024 progress
Our water balance
Our Group water balance outlines where
water was withdrawn from, discharged to,
recycled or reused and consumed at our
operations.
The reported categories correlate with the
requirements of ICMM and the GRI.
We also report on our aggregated water
balance for sites in water-stressed areas. We
assess water stress using the WRI’s
Aqueduct Water Risk Atlas mapping tool.

For more information see our 2024 Sustainability Fact Book at riotinto.com/sustainabilityreporting
Our water numbers
Our total operational withdrawals for 2024
were 1,230 gigalitres (GL) (2023: 1,169GL).
Freshwater, or category 1 quality,
withdrawals accounted for 412GL or 33% of
this total (2023: 424GL). Freshwater is
generally suitable for consumption with
minimal treatment required. Where possible,
we aim to minimise our extractions from
water sources of this quality.
Total discharges for 2024 were 668GL (2023:
692GL). Total water recycled or reused for
2024 was 300GL (2023: 303GL).
Our activity
In 2024, we completed our 2019-2023 water
targets program by incorporating 2023 water
usage data into our Surface Water Allocation
Disclosure dashboard. We will continue
adding new data to this dashboard to
maintain a rolling 5-year history. We have
also been working on preparing an
expansion of the same dashboard to include
groundwater data, with an aim to release this
update in 2025.
We progressed work on improving our
understanding of the cultural value of water
as part of an initiative being advanced by our
Australian Advisory Group. We also
continued to develop our Water Risk
Framework by enhancing our Group water
control library, as part of our Group-wide
refreshed assurance program.

For more information see riotinto.com/water

Biodiversity
We depend on healthy ecosystems to run a
sustainable business, and recognise our
responsibility to minimise and mitigate our
impacts on nature. We seek opportunities to
achieve no net loss of biodiversity, and protect
and restore ecosystems where we operate.
We recognise that the interconnected impacts
of climate change and nature loss pose
significant risks both to people and the
environment on which we all rely. Biological
diversity (biodiversity) is the foundation of
healthy ecosystems, which provide valuable
services that directly benefit the environment,
society and industries, including ours. Healthy
ecosystems support vital processes such as
water purification, soil stabilisation and climate
regulation – key aspects that underpin safe
and efficient mining and processing practices.
We also embrace, and are responding to,
increasing societal expectations for
improving our environmental performance,
societal engagement, transparency and
accountability across our value chain.
Managing biodiversity risk
Biodiversity impacts and dependencies are
crucial concepts in understanding the
interconnected relationship between people
and the natural environment, and addressing
these impacts and dependencies are
essential to developing sustainable practices
that conserve biodiversity and support
society.
Biodiversity impacts refer to the effects of
activities on the variety of life in a particular
habitat or ecosystem. While some impacts are
positive, there are several pressures that need
to be managed, including:
–Ecosystems alteration: Urbanisation,
agriculture and industrialisation can
change water course, drainage patterns
and soil composition, affecting ecosystem
functions.
–Pollution: Contaminants such as
chemicals, plastics, or discharges to air
and water can degrade ecosystems,
posing a risk to the health of species.
–Climate change: Shifting climate
patterns and extreme events can disrupt
habitats, forcing species to migrate, adapt
or face extinction.
–Overexploitation: Practices like
excessive fishing, hunting, and plant
harvesting, can reduce species
populations and diversity.
–Invasive species: The introduction of
non-native species can disrupt
ecosystems by out-competing native
species, predating on them, or
introducing new diseases.
–Fragmentation: The division of habitats
into smaller, isolated patches can reduce
species' range and hinder their ability to
reproduce, find food or adapt to
environmental changes.
Biodiversity dependencies consider how
people and society rely on, or hold
connections to, ecosystems, which are vital
for both biodiversity and supporting various
industries, such as mining and processing.
Examples can include:
–Natural regulation: Processes such as
pollination, disease and pest regulation,
water purification, climate regulation, carbon
sequestration and soil stability.
–Essential services: Access to food and
agriculture, raw materials, medicinal
resources, and fresh water.
–Cultural connection: The deep connection
Indigenous and land-connected Peoples
have to, and their vast knowledge of, the
land, water and environment, as well as the
role nature plays in cultural traditions, identity,
and heritage.
–Supporting foundations: Nutrient cycling,
photosynthesis and soil formation.
Understanding these impacts and
dependencies, we continue to assess our
nature-related risks across our operations
and associated activities.
2024 progress
We are active members of ICMM and other
industry associations and working groups
seeking to drive improvements for our
industry. Our involvement in the
ICMM Taskforce on Nature-related Financial
Disclosures (TNFD) Working Group, GRI
Biodiversity Technical Committee and the
ICMM Nature Working Group have also
contributed to the development of important
industry resources, including the ICMM’s
Nature Position Statement, the GRI
Biodiversity Standard, the draft Consolidated
Mining Standard, and the TNFD framework.
We are stronger together in tackling these
challenges. For example, through our
ongoing membership of the ICMM Nature
Working Group and continued engagement
with the Proteus Partnership - a unique
partnership agreement between major
businesses and the UN Environment
Programme World Conservation Monitoring
Centre (UNEP WCMC), which aims to make
global environmental information available to
support better decisions - and our
longstanding partnership with BirdLife
International.
Progress highlights for 2024 include:
–Revised biodiversity priority site
assessment of our operating asset
potential impacts in the areas where we
operate by using global datasets of
threatened species, key biodiversity
areas, and protected areas, developed by
the UNEP WCMC. Refer to the 2024
Sustainability Fact Book for the
assessment outcomes.
–Natural capital assessment pilot for our
Gove operations in the Northern Territory,
Australia to inform the understanding and
development of the natural capital decision-
making process to support nature value
accretion for all stakeholders through the
mine closure process.
–Development of a systematic
methodology and a consultative approach
in understanding biodiversity material
exposures and opportunities across our
value chain.

For more information see riotinto.com/ biodiversity

Annual Report on Form 20-F 2024	38	riotinto.com
Strategic report  |  Our approach to ESG  |  Environment
Land
In 2024, we rehabilitated 37 square kilometres
(km2) of land, mostly at our bauxite mines in
Australia and iron ore mines and exploration
areas in the Pilbara, Western Australia. We
also developed a geospatial dashboard for
internal use that displays each asset’s
disturbance and rehabilitation footprint, to help
our business better understand the impacts of
our land stewardship performance.
In Mongolia, we have rehabilitated 2.1km2 of
abandoned mine workings based outside our
operational footprint, along valley floors and
river beds in the Darkhan-Uul province. This
is part of Oyu Tolgoi’s commitment to the
Government of Mongolia’s national
movement to plant one billion trees by 2030.
We built and transitioned to the community 2
tree nurseries in the South Gobi, with a
capacity to produce 750,000 saplings a year.
We planted one million trees and distributed
80,000 trees to Oyu Tolgoi’s employees, and
provided 4 scholarships to students to study
forestry.
In 2024, our land footprint – total disturbed
area – was 1,762km2, a decrease of 51km2
compared to 2023. This includes all
disturbances at our operating assets and
activities, such as exploration activities,
smelters, mines and supporting
infrastructure.
Our rehabilitation teams continue to partner
with research centres and universities to
refine our rehabilitation approaches and
improve outcomes.
At our bauxite mines and refineries, we have
continued trials focusing on transforming
stored tailing material into soils that will
support plant growth. We also continued
trials using satellite and unmanned aerial
vehicle-derived data to test methodologies
aimed at providing insights to support
on-ground monitoring for vegetation and
erosion monitoring of rehabilitation. In
addition, 13 of our operations completed
rehabilitation trials to improve seed
germination, erosion and topsoil quality.

For more information about our closure work see page 39.

Waste
Waste and residues from our operational
activities are key areas of our environmental
risk management. In 2024, we continued to
focus on managing potential contamination
from these sources.
At some of our long-life assets, we continue to
evaluate waste management practices of the
past that have led to a need for remediation in
the present. We focus on finding better
ways™ to extract maximum value and to
transform waste and by-products from our
operations into materials the world needs. One
example is our work to sustainably extract and
produce high-purity scandium oxide at Sorel-
Tracy and tellurium at Kennecott.
We also continue to look for opportunities to
repurpose items we purchase at the end of
useful life. For example, over the last
2 years, we have partnered with a local
business to recycle end-of-life tyres and
conveyor belts used to move ore from our
operations across northern Australia.
Following a successful trial at the Argyle
diamond mine in 2023, we have expanded
the trial to Yarwun, Weipa and Boyne
Smelters Limited in Queensland.
Some of our assets generate mineral waste
with the potential to be chemically reactive,
requiring careful management to prevent
environmental impacts. We conduct
independent reviews every 4 years to assess
the effectiveness of our risk management
programs and identify areas for
improvement. In 2024, we completed this at
2 sites – Iron Ore Company of Canada (IOC)
mining operations in Labrador City,
Newfoundland and Labrador in Canada, and
QIT Madagascar Minerals (QMM) near Fort
Dauphin in the Anosy region of south-eastern
Madagascar.
Further opportunities to improve mineral
waste management will continue at both
sites in the short and long term.

For more information about tailings see page 39.

Air quality
Clean air is critical for the health of host
communities and the surrounding
ecosystems. We are working to improve air
quality management, focusing on emissions
of particulate matter and gases from our
operational activities, including mining,
materials handling, processing and
transportation. The potentially hazardous
emissions we monitor at operations are:
–sulphur oxides (SOx), mainly at our
aluminium and copper smelters
–nitrogen oxides (NOx), mainly from
burning fossil fuels
–gaseous fluoride emissions from
aluminium smelters
–respirable particulate emissions (PM10
and PM2.5), very fine particles from mining
and processing operations and from
burning fossil fuels.
We focus on reducing emissions at source
by upgrading equipment to use the most
appropriately available technologies, adding
air pollution control equipment, implementing
mitigation measures and using renewable
energy or alternative feed material where
possible. Our air quality management
programs include monitoring, sampling at
source, incident tracking and risk
assessments.
Many of our assets have multi-year air
quality improvement projects in place. For
example, at IOC, there is a multidisciplinary
working group focused on assessing dust
abatement options. We are mitigating dust at
the source by introducing new dust control
technology. The working group is also
exploring new mitigation options to further
limit fugitive dust emissions from
our operations.
We have expanded our air quality monitoring
network at IOC’s mine in Labrador City and at
our Rio Tinto Iron & Titanium Quebec
Operations Sorel-Tracy plant.
In some instances, we exceeded permissible
dust levels at nearby air quality monitoring
stations. We investigated all high dust
concentration events. Most resulted from
unusual forest fires, such as those close to
our operations in Labrador City, Canada,
where exceedances were observed over a
large region. Where IOC was found to have
caused the reporting exceedance, it was due
to calm winds and atmospheric inversions
when contaminants from the induration
stacks cannot disperse in the atmosphere
and remain close to ground level. Improving
our air quality monitoring network over the
coming years will help us to prevent dust
incidents in the future.

Annual Report on Form 20-F 2024	39	riotinto.com
Strategic report  |  Our approach to ESG  |  Environment
Operational environment overview

	2024	2023	2022	2021	2020
Significant environmental incidents[1]	0	1	1	2	0
Fines and prosecutions – environment ($’000)[2]	604.8	987.0	109.8	7.4	27.4
Land footprint – disturbed (cumulative square kilometres)[3]	1,762	1,813	1,775	1,700	1,595
Land footprint – rehabilitated (cumulative square kilometres)	587	552	522	494	490
Mineral waste disposed or stored (million tonnes)	979	983	978	1,005	987
Non-mineral waste disposed or stored (million tonnes)	0.66	0.73	0.75	0.65	0.47
SOx emissions (thousand tonnes)	74.3	72.8	66.2	70.2	75.7
NOx emissions (thousand tonnes)	64.9	67.2	64.6	62.3	65.2
Fluoride emissions (thousand tonnes)	2.26	2.61	2.36	2.36	2.27
Particulate (PM10) emissions (thousand tonnes)	169.0	169.5	146.3	142.3	143.2
1.Significant environmental incident is an incident with an actual consequence rating of high or very high. We measure and rate incidents according to their actual environmental and compliance impacts using 5 severity categories: very low, low, moderate, high and very high. Very high and high environmental incidents are usually reported to the relevant product group head and the Rio Tinto Chief Executive as soon as possible.
2.In 2024, we paid environmental fines from damage to water resources and pollution caused by using sub-standard seepage water for dust suppression on roads at Oyu Tolgoi, Mongolia;
penalty infringement notices associated with maintenance of a failed coke unloader, maintenance of a failed roof manifold, and release of a prescribed water contaminant at Boyne Smelters
Limited, Australia; contaminants release at an unauthorized point and failure to install and maintain required equipment, leading to non-compliance with environmental authority conditions at
Yarwun, Australia; facility acquired equipment without obtaining the required air permit approval at Boron operations, USA; discharge of pollutants into storm drains and surface waters at
Wilmington operations, USA; release of a contaminant into the environment exceeding the legal limit at Havre-Saint-Pierre, Canada; non-compliance with Environmental Quality Act at
Vaudreuil plant, Canada.
3.A reduction in cumulative disturbance from 2023-2024 is a result of the sale of Dampier Salt Limited’s Lake MacLeod operation.
Note: The numbers may change year to year and retrospectively due to reconciliations of data.

Mining and metals practices
Tailings
We engage with stakeholders throughout the
life cycle of our tailings storage facilities, from
design to closure. We also collaborate closely
with external bodies to improve the way
tailings are managed across our industry.
We operate 104 tailings storage facilities (TSFs)
across our global assets. Thirty-eight are active
TSFs, 24 are inactive and 42 are closed.
We work through technical committees and
joint venture relationships to support leading
practice in tailings management. Our full
tailings disclosure is available on our website.
We periodically update the list of TSFs to
reflect operational and ownership changes.
These include changes due to the transition to
closure or remediation obligations for legacy
assets, and reclassification of facilities.
Our facilities are regulated and permitted and
have been managed for many years to comply
with local laws, regulations, permits, licences
and other requirements. Tailings management
has been included in the Group risk register
since 2010, and our Group safety standard for
tailings and water storage facilities has been in
place since 2015. Our internal assurance
processes verify that our managed TSFs
operate in accordance with this standard,
which we updated in 2021.
Our TSFs have emergency response plans –
tested through training exercises in collaboration
with stakeholders such as local emergency
services – and follow strict business resilience
and communication protocols.
2024 progress
We have continued to progress our
implementation of the Global Industry
Standard on Tailings Management (GISTM).
This focuses on preventing tailings facility
failures, reducing the social and environmental
impacts of tailings facilities, and improving
engagement and transparency on tailings with
local communities. We have also assessed
our progress on implementation through self-
assessment and independent audits, using
ICMM’s GISTM Conformance Protocols.
In 2024, we completed implementation work
for the tailings facilities that have a “Very
High” or “Extreme” consequence
classification, except where longer-term
engineering works are required. However,
there is still work to do to embed the changes
made. The product group and Closure
implementation teams continue to work
towards full conformance for the remaining
tailings facilities by August 2025.
In August 2024, in accordance with Principle 15
of the GISTM, we updated our public tailings
disclosures for the “Very High” and “Extreme”
tailings storage facilities we operate.
We also updated our disclosures for the
other tailings facilities we operate that have
lower GISTM consequence classifications,
based on the Investor Mining and Tailings
Safety Initiative (IMTSI) request for public
disclosures on tailings.

For more information see riotinto.com/ tailings
In 2024, we:
–Continued to regularly convene the Tailings
Management Committee with our designated
Accountable Executives. This provides
coordinated governance of tailings
management practices across the Group.
–Conducted multidisciplinary risk assessments
for all our “Very High” and “Extreme”
consequence facilities.
–Continued to play an active role in the ICMM
tailings working group, which provides
guidance to support the safe, responsible
management of tailings with the goal of
eliminating fatalities and catastrophic events.
Closure and repurposing
We are committed to being responsible
operators throughout the entire life of our
assets, delivering value at every stage – from
discovery to closure.
Today, we plan for the end right from the
beginning, incorporating closure in each
stage of the asset lifecycle in the way we
design, build and operate.
We work with communities, governments
and other stakeholders to complete closure
activities and repurpose and renew sites for
their next use.
At the end of 2024, closure provisions on our
balance sheet totalled $15.7 billion (2023:
$17.2 billion).
2024 progress
In 2024, we continued to mature our closure
practices and develop our expertise through
our approach.
Argyle diamond mine
We are rehabilitating the Argyle diamond
mine on the traditional lands of the
Miriwoong and Gija People in Western
Australia. We have made significant progress
on reprofiling the former processing plant
area and waste rock dumps, as well as
capping the tailings storage facility. We have
reached over 60% overall project completion,
and plans are underway to start removing
the Argyle mine accommodation facilities,
airport and utilities infrastructure in 2025.
We are continuing to review our contracting
strategy to increase work awarded to
Traditional Owner businesses and increased
our spend to A$44.9 million in 2024 (2023:
A$37 million).

Annual Report on Form 20-F 2024	40	riotinto.com
Strategic report  |  Our approach to ESG  |  Environment
Gove refinery and residue
disposal areas
In 2024, we reached the halfway mark for the
demolition works at the Gove alumina refinery
in the Northern Territory, which is Australia’s
largest demolition project. We have removed
the refinery’s liquor purification units and other
structures, processing around 63,000 tonnes
of scrap steel for recycling.
The majority of the rehabilitation of the
former tailings dam, Pond 5, is complete,
with the opening of 3 spillways to allow
appropriate drainage from the newly capped
surface. We continue to work closely with
Gumatj and Rirratjingu Traditional Owners,
and the Northern Territory Government, to
plan for a future beyond mining. In 2024, we
spent A$85.5 million with Traditional Owner
businesses (2023: A$94 million).
Ranger Rehabilitation Project
In April 2024, we entered into a Management
Services Agreement (MSA) with Energy
Resources of Australia (ERA) to manage the
Ranger Rehabilitation Project with oversight
from the ERA board. The MSA builds on ERA’s
existing rehabilitation work and allows us to
directly share our technical expertise in
designing, scoping and executing closure
projects, including stakeholder and delivery
partner relationships.
In November 2024, ERA concluded its
entitlement offer and shortfall bookbuild, which
raised A$766.5 million (before costs) to fund
planned rehabilitation activities of the Ranger
Project Area until approximately the third quarter
of 2027. As a result of Rio Tinto taking up its pro
rata entitlements in the entitlement offer and the
level of participation by other ERA shareholders,
we hold approximately 98.43% of ERA’s shares.
As previously stated, we intend to move forward
with compulsory acquisition of all remaining ERA
shares we do not currently own.
Since commencing management of the
Ranger Rehabilitation Project in July 2024, we
have progressed work in Pit 3, preparing the
area for capping using amphirollers to dry the
area and starting the geotextile laying.
We remain committed to the successful
rehabilitation of the Ranger Project Area to a
standard that will establish an environment
similar to the adjacent Kakadu National Park,
a World Heritage site. We continue to work
with all key stakeholders, including the Mirarr
People to complete this important
rehabilitation project.
Legacy assets
We manage over 90 legacy assets in 9
countries and 35 tailings storage facilities
across our portfolio. For more information on
tailings management, see page 39. In 2024,
we progressed our study program to look for
opportunities to further optimise the long-term
management of our legacy portfolio.
Our approach
We proactively manage closure across our
business and make decisions based on the
full picture. This starts with strong
governance and a common approach across
our assets globally.
In 2023, we made it easier for operating assets
to fund progressive closure work to reduce our
impact. In 2024 we saw an increase in
progressive closure spend of 40%. This
important work helps to reduce our impact and
reduces closure costs long term.
We develop asset closure strategies to identify
potential future land uses and focus on
opportunities to reduce closure costs and risks
over the asset life cycle. We completed 4
additional asset closure strategies in 2024,
and now have these in place for 62% of our
active operations. All of our operating sites
have closure plans, and we are developing
closure plans for assets that have an indefinite
life, such as some port facilities. We review
these plans regularly to align with stakeholder
expectations and to incorporate lessons
learned from other closure projects. At
operations with joint ownership structures, we
endeavour to work in partnership with other
asset owners to ensure we consider closure
through asset design, planning
and operations.
A Closure Steering Committee, with
senior representatives from across our
business and chaired by Kellie Parker,
Chief Executive Australia, provides oversight
to our approach and finds opportunities for
improvements and alignment across
the business.
We actively manage risk and find
commercial opportunities within our portfolio.
In 2024:
–We sold our interests in Sweetwater, a
former uranium legacy site in Wyoming,
US, for cash proceeds of $175 million.
This supports the local economy with a
new owner who is actively expanding
operations in the region.
–We signed an agreement with Alteo for
Rio Tinto to be the last operator of the
Mange-Garri bauxite residue disposal
area in France to manage rehabilitation
and support repurposing. Alteo will
continue to operate and retain
responsibility for the Gardanne refinery.
Through targeted research and
development, we work to solve the
challenges of the future to reduce our
liabilities and create better outcomes.
We continued partnering with research and
academic organisations, start-ups and
technology solutions providers to find better
ways to close and repurpose our assets.
These include opportunities to reprocess
mineral and industrial residues, selectively
recover minerals from mine-influenced waters,
augment our knowledge base for closure, and
improve the rehabilitation and revegetation
execution and monitoring.
–We have been progressing our research and
development program, seeking to remediate
and unlock value from our mine-influenced
waters. The initiative rethinks widely
established chemical water treatment
practices. It explores instead the possibility of
extracting selected constituents, including
potentially high-value ones, in a high-quality
form that can be commercialised. We are
building a testbed facility at our Kennecott
copper operations in Utah, US, to conduct
the first technology trials in a real
environment.
–We started a project with the University of
Queensland to develop new ways to
monitor mine residues using drones and
ground sensors, improving safety and
land rehabilitation across mine sites.
–We initiated a broad-acre field trial
investigating the scalability of converting
bauxite tailings into technosol, a growth
medium used for rehabilitation. The objective
is to provide an alternative to imported topsoil
during progressive rehabilitation activities. The
trial builds on previous greenhouse studies
and incorporates local knowledge to define
success criteria.
–We are developing digital tools that help
us track our progress and predict
trajectories towards rehabilitation and
closure completion criteria on mine sites,
and combine in situ and remote sensing.

For more information about our closure risks see page 94.
Partnering for the future
To meet our commitments now and into the
future we work in partnership:
–We announced two new 5.25MW solar
farms in the Northern Territory, Australia
at our Gove operations, to secure a more
sustainable power supply for the region
beyond mining.
–We progressed our partnership with the
University of British Columbia and Curtin
University to develop the capabilities needed
to support closure in the future through
launching a third unit in the micro-credentials
program. Since the program launched in late
2023, 141 Rio Tinto students have
completed it, and there has been good
uptake from other mining companies and
government agencies.
–We partnered with Curtin University to
support the development of the
Undergraduate Certificate in Land, Sea,
and River First Nation Ranger
Management and Practice, designed to
enhance the skills of Australian Traditional
Owner and Ranger Groups through a
comprehensive range of capability
development options.
–We expanded an end-of-life tyres and belts
recycling trial to Yarwun, Weipa and Boyne
Smelters Limited in Queensland, Australia
to proactively reduce our waste inventory
and explore circular economy
opportunities. This follows successfully
recycling 800 tonnes of end-of-life tyres
and conveyor belts from the Argyle
diamond mine in 2023.

For more information about closure provisions and financial statements see page 189.

Annual Report on Form 20-F 2024	41	riotinto.com
Strategic report  |  Our approach to ESG
Our 2025 Climate Action Plan
The materials we produce and
the way we provide them to
society matter. We have
ambitious emissions reduction
targets and are now delivering
against those.
Decarbonisation is good for our business
and gives us confidence in the future. We are
a significant energy user and parts of our
portfolio are hard-to-abate, so it is exciting to
see some real momentum this year, in both
reductions in emissions and project
approvals.
Since we set our targets, we have delivered
5Mt CO2e in operational emissions
abatement, and our gross emissions are now
14% below 2018 levels, primarily from
renewable electricity contracts. Additionally,
in 2024 we have committed to abatement
projects, totalling 3.6Mt CO2e which are
expected to contribute to our target to reduce
net emissions by 50% by 2030.
The challenge is not straightforward - we
need to navigate a complex, rapidly evolving
regulatory landscape - but we are making
progress and maintaining financial discipline
while we do this. Despite the fragmented
policy landscape, decarbonisation can still be
good economics. Our projects are typically
net present value positive or neutral and
enhance the value of our business by
reducing our exposure to volatile fossil fuel
prices and higher carbon penalty costs.
Our decarbonisation investment process is
rigorous and rational and it aims to secure
structural, long-term, cost-efficient,
low-carbon alternative energy supplies.
We are also supporting our customers
and suppliers in reducing emissions
from our value chain, particularly those
from steelmaking. We are acting now and
investing in breakthroughs such as BioIron™
and electric smelting to scale up these new
technologies.
While we still have a long way to go, I am
proud of the progress our teams have made
so far. Our Climate Action Plan creates long-
term value for our shareholders which is why
we are recommending it for their approval at
our annual general meetings.
Jakob Stausholm
Chief Executive

About this Climate Action Plan and our reporting obligations
Our first Climate Action Plan (CAP) was
approved by investors at our 2022 AGMs. At
that time, we included a commitment to
report on our progress annually and update
the CAP every 3 years. This updated 2025
CAP retains our commitments to
decarbonise our assets and work with
customers and suppliers to reduce our value
chain emissions. It also shows how
the energy transition is at the heart of
our strategy.
The Board will put this updated CAP to
shareholders for a non-binding advisory vote
at the 2025 AGMs.
In 2024, for the first time, we have fully
integrated climate disclosures into our Form
20-F. This aligns with our commitment to
continually improve our reporting and align
with emerging standards, including the
International Sustainability Standards Board
(ISSB) International Financial Reporting
Standard (IFRS) for climate-related
disclosures (S2).
We support the ISSB’s goal to harmonise
disclosures about transition plans, and have
also considered the key principles of the
Transition Plan Taskforce (TPT) Framework
in setting out our CAP. Our reporting is also
guided by the CA100+ Net Zero Company
Benchmark and their Standard for
mining companies.

Image: The solar photovoltaic and wind power plants at our Diavik diamond mine in Canada's Northwest Territories.

2024 at a glance
Gross Scope 1 and 2 emissions 30.7Mt CO2e (adjusted equity), (2023: 33.9Mt CO2e)	Scope 3 emissions 574.6Mt CO2e (2023: 572.5Mt CO2e)	Percentage electricity from renewable sources 78% (2023: 71%)	Total decarbonisation spend $589m (2023: $425m)

26 Fe Iron	29 Cu Copper	03 Li Lithium	13 Al Aluminium

Annual Report on Form 20-F 2024	42	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Our 2025 Climate Action Plan at a glance
Grow production of materials essential for the energy transition

Grow production by ~3% per year

287.7Mt	624kt	3kt*	3,296kt

2024 production (Rio Tinto share basis, *2025 capacity at Rincon)				Ambition for compound annual growth rate for copper equivalent production from 2024 to 2033, including inorganic lithium growth.

Reduce emissions from our own operations 50% by 2030, net zero by 2050

Increase renewable power to >90%	Develop low-carbon technologies for minerals and metals processing, refining and smelting	Invest in sustainable biofuel supply chains. Transition to zero emissions mining vehicles	Estimated $5-6 billion decarbonisation capex by 2030

Invest in and develop nature-based solutions projects in the regions where we operate

Partner to decarbonise our value chains Helping our customers and suppliers to achieve their targets earlier and reach net zero by 2050
Steel value chain		Shipping Reach net zero shipping by 2050

Develop existing, emerging and future technologies to decarbonise steel production	Invest $200-350m in steel decarbonisation between 2025-2027	Working across our value chains
		Drive decarbonisation at 50 of our highest- emitting suppliers	Partner with bauxite customers to reduce emissions

Policy	People	Governance

Actively engage on climate and energy policy aligned with net zero ambitions	Embedding just transition principles in our decarbonisation strategy	Decarbonisation in short- and long-term incentives Board engagement on climate
Enhancing our physical resilience to a changing climate
Supporting the viability of our assets, our people and communities

Annual Report on Form 20-F 2024	43	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Grow production of materials essential for the energy transition
Our portfolio
Copper, lithium, aluminium and high-quality iron ore are fundamental to renewable energy infrastructure, electric vehicles, and energy storage solutions. This global shift to a low-carbon economy is driving unprecedented demand for our commodities. Our ambition is to grow total production by ~3% per year on a copper equivalent basis1.

Highlights across our portfolio

Iron ore
–High-grade iron ore from Iron Ore Company of Canada (IOC) and
Simandou in Guinea is essential for the production of low-carbon steel.
–Investment in the development of our Pilbara operations and the technology needed to produce low-carbon steel.

Aluminium
–Acquisition of a 50% stake in Matalco in 2023 supports the growing demand for low-carbon and recycled products.
–A US$1.1 billion investment in expanding the AP Technology™ AP60 aluminium smelter in Quebec.
–Investment in ELYSISTM technology development and trials.

Minerals
–The Rincon lithium project in Argentina achieved first production.
–Acquisition of the Burra™ Scandium Project in Australia.
–Our recent agreement to acquire Arcadium Lithium plc will, subject to acquisition completion, enable us to provide many of the key materials that go into electric vehicle batteries.

Copper
–Having increased our equity in 2022, the expansion of the Oyu Tolgoi underground mine in Mongolia is a cornerstone of our copper strategy.
–Expanding underground mining at Kennecott, targeting an additional
250,000 tonnes of copper production over the next decade[2].
–Joint venture with First Quantum Minerals on the La Granja project in Peru, one of the world’s largest undeveloped copper deposits.

1.Ambition for compound annual growth rate (CAGR) for copper equivalent production from 2024 to 2033, including inorganic lithium growth.
2.The production target of around 250,000 tonnes of additional mined copper over the next 10 years (2023 to 2033) at Kennecott was previously reported in a release to the Australian
Securities Exchange (ASX) dated 20 June 2023 titled “Rio Tinto invests to strengthen copper supply in US”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed.
Using scenarios to identify climate risks and portfolio opportunities
Although climate change presents clear
growth opportunities for our commodities,
it also presents both physical and transition
risks to our portfolio if we fail to align our
business with a net zero future. The
transition to a low-carbon economy impacts
the commodities we produce and how they
are processed in our value chains –
particularly for carbon-intensive steel and
aluminium production. Carbon pricing
regulation is currently applied to our
operations and our customers. Increasing
climate policy ambition can therefore affect
our operational costs, markets and
technology development. Physical risks such
as extreme weather events, rising sea levels
and temperature fluctuations can disrupt our
supply chains, damage infrastructure and
impact the availability and cost of raw
materials.
We use scenarios to identify and assess risks
and opportunities, including climate, that may
affect our business in the medium and long
term. To assess transition risks, we use market
analysis for our short-term outlook, and our
Conviction and Resilience scenarios for our
medium- and long-term assessment. For
physical risks, we use an intermediate and
high emissions scenario. For planning
purposes, we define short-term as up to 2
years, medium-term as 2 to 10 years and long-
term as beyond 10 years.
Our short-term timeframe aligns with our annual
planning process. The medium-term timeframe
aligns to extended planning horizons for our
growth projects and emissions abatement
projects. Our long-term timeframe considers the
full lifespan of our mining assets and
infrastructure, and the continued impact climate
risks and opportunities are expected to have on
the business. Inevitably there is increasing
uncertainty in the assumptions and projections
further into the future, so there is inherent
uncertainty in the assessment of risks and
opportunities presented below.
Short-term assessment: While scenarios
provide a valuable long-term perspective, our
short-term outlook is guided by market analysis.
This allows us to respond swiftly to immediate
market conditions and trends, ensuring we are
agile and competitive in the near term.
Medium- and long-term assessment:
We use these scenarios to:
–Identify and evaluate risks: These
include climate-related physical and
transition risks, both of which can impact
our business model, financial
performance and market positioning.
–Assess opportunities: Explore
opportunities for innovation and
adaptation, such as the development of
low-carbon technologies and the
transition to renewable energy sources.
–Inform strategic planning: Inform our
strategic decisions and investments,
ensuring our business remains resilient
and able to adapt to, and mitigate, the
challenges posed by climate change.
Our scenario approach is reviewed every year as
part of our Group strategy engagement with the
Board. We do not undertake climate modelling
ourselves, rather we determine the approximate
temperature outcomes in 2100 by comparing the
emissions pathways to 2050 in each of our
scenarios with the Shared Socio-Economic
Pathways (SSP) set out in the Intergovernmental
Panel on Climate Change (IPCC) Sixth
Assessment Report. We also consider the
carbon budgets associated with different
temperature outcomes which are inevitably
uncertain.
In 2024, we updated the scenario framework
used to assess the resilience of our business
under different transition-related scenarios.
Our Conviction and Resilience scenarios
translate our beliefs of the future into
macroeconomic drivers and improve our
understanding of policy impacts. These
scenarios underpin our fundamental
assumptions about long-term trends and we
believe they cover a realistic range of future
outcomes. They reflect what we anticipate
will happen rather than our aspirations. Our
core scenarios are crucial in guiding our
investment strategies and overall portfolio
strategy.
Additional scenarios (including our 1.5°C-
aligned Aspirational Leadership scenario) are
used to further evaluate the positive and
negative effects of the energy transition across
our portfolio. By considering various future
scenarios, we can identify risks and
opportunities, adapt to changes, and maintain
a resilient portfolio.
Our short-term carbon pricing assumptions
align with consensus price forecasts in each
region, accounting for transitional assistance,
such as free allocation, where appropriate.
Medium- to long-term carbon prices are
determined by national climate targets, and
our understanding of the marginal abatement
costs and objectives for each scheme.
The temperature outcomes of scenarios and
sensitivities are derived from complex
modelling which continues to evolve and is
inherently uncertain. The emissions
pathways in Conviction and Resilience limit
temperature rises to around 2.1°C, and
around 2.5°C by 2100 respectively, roughly
aligning with IPCC’s intermediate emissions
scenario (SSP2-4.5). We also use the
SSP2-4.5 and highest emissions scenario
(SSP5-8.5) in our bottom-up asset-level
physical risk and resilience assessments.
See pages 66-69 for more information.

Annual Report on Form 20-F 2024	44	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan

Our core scenarios

Conviction
This is our “central case” scenario and underlies strategic
planning and portfolio investment decisions across the Group.
Consequently we limit disclosure of our assumptions in Conviction. In this scenario, countries will decarbonise at a moderate pace, with greater awareness of climate-related physical damage triggering more radical climate action over time. Real gross domestic product
(GDP) grows at 2.5% between 2023-2050, but energy intensity of
GDP reduces approximately 2.7% per year due to sectoral shifts and greater efficiency. For the next decade, greenhouse gas (GHG)
emissions are slightly higher than those in the Resilience scenario due to a higher GDP, but emissions then decline at a rapid rate due to increased low-carbon electrification which supplies around half of final energy by 2050. In Conviction, climate policies become more ambitious and effective over time resulting in a temperature rise of around 2.1°C in 2100. The impact on corporate balance sheets will be mixed - overall, although carbon pricing varies by region, it will increase costs. GDP growth and the global energy transition are expected to increase demand for copper, lithium and aluminium through to 2050. Steel demand is expected to grow more modestly, and incentives to recycle scrap increase. Lower quality iron ore products are expected to receive greater discounts.

Resilience
Although described as a scenario, Resilience is simply a sensitivity analysis that is designed to test our annual plan and investment proposals. Weaker governance, declining global trade, and lower economic growth lead to less effective climate action. Real GDP growth only averages 1.6% between 2023 and 2050. Lower
economic growth and a slower energy transition lead to lower commodity demand and prices across all time periods compared to Conviction. Lower policy ambition and the inability of the international community to tackle carbon leakage without resorting to protectionism leads to climate policies advancing sporadically and in an uncoordinated way. Overall there is only a 30%
reduction in GHG emissions by 2050. The result is a temperature rise of around 2.5°C by 2100. Consequently, climate-related
weather events and natural disasters become more frequent and severe in this scenario but are met by fragmented and variable policy responses.

Aspirational Leadership scenario 1.5°C
This scenario reflects our view of a world of high economic growth, significant social change and accelerated climate action that achieves net zero emissions by mid-century. While GDP growth is similar to that in our Conviction scenario, significantly more ambitious climate policy limits warming to 1.5°C (aligning with SSP1-1.9). This scenario affects our balance sheet in different ways and is subject to great uncertainty. Overall, in Aspirational Leadership the Group's economic performance would fall between Conviction and Resilience. While higher scrap use reduces the medium-term demand for Pilbara products, increased carbon pricing and penalties boost long-term demand for high-grade iron ore.
Aluminium demand growth is limited in the short term, but increases in the longer term. Copper demand grows due to increasing electrification, strong GDP growth, and accelerated electric vehicle (EV) penetration. These trends also support minerals projects.
Despite global agreements reached in Glasgow and Dubai, emissions today continue to rise, making the 1.5°C goal of the Paris Agreement unlikely to be achieved. Our operational emissions targets align with 1.5°C, and consequently, so do our decarbonisation investment decisions.
However, we do not use Aspirational Leadership in our broader strategic or investment decision-making and so did not update all the assumptions Aspirational Leadership in 2024. Overall, based on the Aspirational Leadership scenario pricing outcomes, and with all other assumptions remaining consistent with those applied to our 2024 financial statements, we do not currently envisage a material adverse impact of the 1.5°C Paris-aligned sensitivity on asset carrying values, remaining useful life, or closure and rehabilitation provisions for the Group. It is possible that other factors may arise in the future, which are not known today, that may impact this assessment.
Additional scenario parameters
The next table shows some of the key data points that define our scenarios. The new central case “Conviction” scenario assumes climate policy ambition is almost equal to that in our previous scenario “Competitive Leadership”. This reflects our observation of higher carbon price expectations and more concrete national mitigation plans. These data points are derived from our internal macroeconomic and energy models and form the basis for all our long-term commodity analysis.

Key scenario metrics	Base year	Conviction		Resilience
	2023	2030	2023–2050 CAGR	2030	2023–2050 CAGR
Average exposed carbon price, (2023 US$/t CO2e)[1]	35	78	8%	66	5%
Global GHG emissions, Gt CO2e	54	55	-3.2%	51	-1.8%
Global CO2 combustion emissions, Gt CO2[2]	33	32	-4.6%	31	-2.7%
Global final energy demand, exajoule (EJ)	398	423	0.1%	414	0.2%
Electricity share of final energy, %	27%	32%	3.8%[3]	32%	2.2%[3]
Non-fossil share of electricity generation, %	46%	63%	6.5%[3]	60%	4.2%[3]
1.Simple unweighted average across Australian, European and North American national carbon schemes.
2.While total GHG emissions is the primary metric for estimating global warming, CO2 combustion emissions give a clearer picture of the energy transition in the power and industrial sectors.
3.Indicates annual % growth of total electricity generation and non-fossil electricity generation.
Transition risks and opportunities are broadly higher in the Conviction scenario than in the Resilience scenario due to greater volatility.
In addition to the demand outlook, the main factors which influence whether operations stand to gain or lose from the energy transition include how emission-intensive an operation is relative to its industry peers, its geographical location (affecting which climate policies it will be subject
to), and how suitable the product is for downstream decarbonisation.
There are no portfolio adjustments made to the Group’s medium to long-term plan under the various scenarios. Additionally, as our macroeconomic modelling involves a range of variables, isolating and measuring the impact of specific climate risks and opportunities is challenging. Therefore, the potential quantitative financial impacts are not disclosed. Furthermore, we do not publish our commodity price forecasts as this would weaken our position in commercial negotiations and might give rise to concerns from regulators and market participants. As good practice on scenario analysis and climate modelling evolves, we will continue to evaluate the robustness of our assessments of climate-related risks and opportunities drawing on more recently published studies and analysis.

Annual Report on Form 20-F 2024	45	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Portfolio risks and opportunities in the low-carbon transition

Impact	●	Opportunity/positive impact	●	Neutral/no or minimal impact	●	Risk/negative impact

	Short-medium term (0-10 years)	Long-term (beyond 10 years)
Cross- commodity
●The energy transition contributes to near-term demand growth across most of our commodity portfolio, especially in
Conviction. Our ambition is to grow total production by ~3%
per year on a copper equivalent basis from 2024 to 2033.
●Climate policy-related costs are rising in all regions, but considerably faster in OECD countries. These are likely to rise quickly in Conviction, creating financial incentives to
undertake decarbonisation at many of our operations. In
Resilience, carbon prices in developing countries increase
more slowly.
●By 2030, carbon penalties are projected to cost $0.3 billion annually, rising to $0.6 billion by 2040 assuming there is no reduction in our emissions.

●Recycling and end-use efficiency improvements put downward pressure on demand, especially in Conviction, displacing some high-cost supply in our key markets. This will not be enough to offset growth in demand for primary supply.
●In Conviction, decarbonisation will become increasingly important to gain a social licence to develop new greenfield projects and for existing operations to remain profitable. However, carbon costs will be offset by higher commodity prices, and the potential for low-carbon operations to gain a competitive advantage in some markets. In Aspirational Leadership, demand for transition materials in the long-term offsets slightly lower demand for lower grade iron ore.

Iron ore
●Carbon costs are expected to rise at our Australian
operations, but they represent a small component of our
overall costs, and will therefore only have a limited impact on our margins during this time period.
●Steel producers are protected from rising carbon prices by
transitional assistance (eg Europe) or exemption mechanisms
(eg China), resulting in a slower rate of transitioning to low-
carbon steelmaking. This limits any potential impact on
consumer preferences for different kinds of iron ore.
●There is lower GDP growth and lower demand for iron ore in
Resilience compared with Conviction in the medium and long-
term.

●Rising carbon prices, especially in Conviction, will become more material at our Australian and Canadian operations, and at the Simandou project approximately a decade later. In Resilience, Simandou is likely to remain unaffected by carbon costs for several decades.
●As carbon prices rise, and transitional assistance is phased out, carbon costs on steel producers will increasingly favour low-carbon steelmaking and higher-quality ores. This will increase demand for our high-grade iron ore from the Simandou and Canadian operations which also has lower energy requirements when used in a blast furnace.
●The impact of low-carbon steelmaking on the relative economic value of different iron ore products, particularly lower grades, depends on the different technologies that reach a mature phase of development. Although consumer preferences may change, we also have some flexibility to alter our products’ technical specification.

Aluminium
●Carbon costs are expected to rise, particularly at our
refineries and smelters in Eastern Australia which currently rely on emission-intensive electricity. This will result in
increased energy costs.
●Policies to prevent carbon leakage are likely to emerge,
supporting the continued production of aluminium in OECD
countries, but the implementation is highly uncertain.
●The contribution of aluminium to Group EBITDA averaged
11% over the period 2019-23 (using long-run consensus
pricing). Given our ambition to diversify our portfolio, we
expect its contribution to rise to around 15% by 2033 (on a
consistent basis).

●In Conviction, carbon prices will push aluminium producers in OECD countries to switch to renewable and zero-carbon power and look for alternatives to current anode technology (eg ELYSIS™). Lower prices in Resilience may delay hard-to-abate decarbonisation by a decade or more
●Our hydro-based production in Canada and decarbonisation projects in
Australia will find markets in regions with a low-carbon premium such as Europe.
●Annual demand for low carbon aluminium in Conviction is projected to be approximately 1.8 times greater by 2050, while demand in demand in
Aspirational Leadership is expected to be higher than this.

Copper
●Electrification is supportive of near-term demand for copper, which is crucial to products such as renewable energy
infrastructure and electric vehicles. Electric vehicles use 3-4 times more copper than conventional vehicles.
●Carbon costs at our operations (in the US, Mongolia, and
Chile) are currently low and unlikely be to material until the mid to late 2030s in all scenarios.
●The contribution of copper to Group EBITDA averaged 9%
over the period 2019-23 (using long-run consensus pricing).
Given our ambition to increase copper production, we expect
its contribution to rise to around 20% by 2033 (on a consistent basis).

●Electrification continues to support copper demand in both scenarios, supporting prices and incentivising growth projects. Electricity consumption growth is almost twice as strong in Conviction due to a higher GDP and a faster energy transition.
●Annual copper demand in Conviction is projected to be approximately 1.8 times greater by 2050, while demand in demand in Aspirational Leadership is expected to be higher than this.
●Copper smelting is less energy-intensive relative to other metals, further supporting demand.

Minerals
●Increasing use of EVs supports strong growth in the demand
for battery minerals such as lithium.
●Carbon costs are expected to rise at our mineral operations in
South Africa.
●Higher demand and prices for transition materials in
Conviction and Aspirational Leadership than in Resilience in the medium to long term.
●The net impact of climate policy on our diamond business is likely to be minimal as carbon costs are unlikely to be a large fraction of their market value.
●Lithium is expected to significantly contribute to the Group’s production growth, and we expect its contribution to rise to over
10% of Group EBITDA by 2033 (using long-run consensus
pricing, including inorganic lithium growth).

●Even though battery technologies will develop over time, demand for primary lithium supply will be robust, with EVs dominating the market in
Conviction over the next couple of decades, especially in China and Europe.
●Long-duration energy storage may support demand for lithium and other battery materials, but there are competing alternative technologies.
●Carbon costs will increase at energy-intensive titanium dioxide mining and processing operations in South Africa and Canada, making continued use of fossil fuels economically unattractive.
●Digital technologies and ride sharing may lower the demand for personal vehicle ownership in some markets.
●Lithium demand is expected to grow more than 6 times by 2050 in
Conviction.

Annual Report on Form 20-F 2024	46	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Strategic alignment with the low-carbon transition
With higher GDP growth and a faster low-carbon transition, our economic performance is stronger in Conviction than in Resilience. Higher carbon penalties and the potential impact on demand for mid and lower grade iron ore result in weaker economic performance in Aspirational
Leadership than in Conviction. Overall, our portfolio is resilient under scenarios aligned with 1.5°C, 2.1°C and 2.5°C outcomes. The low-carbon transition is at the heart of our strategy. This mitigates risks associated with stricter carbon regulations and changing consumer preferences and positions us to capitalise on the growing demand for transition materials.
Transition materials metrics
Our products are classified as key transition materials (KTM) and other transition materials (OTM), aligning with the CA100+ Net Zero Standard for Diversified Mining Companies. Iron ore and gold are classified as transition neutral materials (TNM). We divested the last of our coal assets in 2018. Production of KTMs and OTMs increased by 11% and 2% respectively in 2024 on a copper equivalent basis.

Commodity	Classification	Year ended 31 December	Emissions Mt CO2e5,6	Production[1]	Consolidated sales revenue[2] US$millions	Capital expenditure[3] US$millions	Operating assets[4] US$millions	2025 guidance Rio Tinto production share, unless otherwise stated
Lithium ('000 tonnes)	KTM	2024	–	–	–	155	1,098	–
		2023	–	–	–	27	834	–
Copper[7] (mined) ('000 tonnes)	KTM	2024	2024: 1.0 2023: 1.0	624	2024: 4,728 2023: 3,218	2024: 2,055 2023: 1,976	2024: 22,124 2023: 21,050	Copper (mined and refined, consolidated basis): 780 to 850kt
		2023		562
Copper[7] (refined) ('000 tonnes)	KTM	2024		248
		2023		175
Silver (mined) ('000 ounces)	OTM	2024		4,236	2024: 98 2023: 53
		2023		3,811
Silver (refined) ('000 ounces)	OTM	2024		2,314
		2023		1,407
Molybdenum ('000 tonnes)	OTM	2024		3	2024: 159 2023: 130
		2023		2
Gold (mined) ('000 ounces)	TNM	2024		282	2024: 797 2023: 476
		2023		282
Gold (refined) ('000 ounces)	TNM	2024		144
		2023		74
Aluminium[8] ('000 tonnes)	OTM	2024	16.0	3,296	9,363	1,256	12,017	3.3 to 3.5Mt
		2023	17.4	3,272	9,239	847	11,919
Alumina[8] ('000 tonnes)	OTM	2024	5.7	7,303	1,522	279	804	7.4 to 7.8Mt
		2023	5.8	7,537	1,204	325	1,315
Bauxite[8] ('000 tonnes)	OTM	2024	1.0	58,653	2,110	159	2,289	57 to 59Mt
		2023	0.9	54,619	1,533	159	2,649
Minerals[9] (‘000 tonnes/carats)	OTM/TNM	2024	1.7	See footnote 10	2,954	379	3,662	Titanium dioxide slag: 1.0 to 1.2Mt
		2023	3.2		3,242	380	4,063
Iron ore ('000 tonnes)	TNM	2024	3.7	287,676	30,804	5,108	20,903	IOC[11] iron ore pellets and concentrate: 9.7 to 11.4Mt Pilbara iron ore (shipments, 100% basis): 323 to 338Mt
		2023	3.7	290,171	33,772	3,193	20,594
Thermal and metallurgical coal	Not applicable	2024	–	–	–	–	–	–
		2023	–	–	–	–	–	–
Further notes on production and capacity
Mined copper: On track for 1Mt copper production within 5 years.
Lithium carbonate (Rincon 3000): System capacity of 60kt; first production in 2028 with 3 year ramp up to full capacity. The production target of approximately 53kt of battery grade lithium carbonate per year for a period of 40 years was previously reported in a release to the ASX  dated 4 December 2024 titled “Rincon Project Mineral Resources and Ore Reserves: Table 1”.
Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. Plans are in place to build for a capacity of 60kt of battery grade lithium carbonate per year with debottlenecking and improvement programs scheduled to unlock this additional throughput.
Iron ore (Pilbara System): System capacity of 345-360Mt mid-term.
Notes:
1.Production figures are measured according to Rio Tinto's ownership % share of each site. For further details on the % share, see pages 275 and 276 where these have been highlighted.
2.Consolidated sales revenue by product, as defined within Consolidated sales revenue by product on page 179, include 100% of subsidiaries’ consolidated sales revenue and Rio Tinto’s share of the consolidated sales revenue of joint operations but exclude equity accounted units. The product analysis above does not include certain other products and freight services disclosed in note 6 on page 179, which are not considered material.
3.Capital expenditure by product is the net cash outflow on purchases less sales of property, plant and equipment, capitalised evaluation costs and purchases less sales of other intangible assets as derived from the Consolidated Cash Flow Statement. The details provided include 100% of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of joint operations but exclude equity accounted units. The product analysis above excludes amounts that are not directly attributable to individual commodities.
4.Operating assets by product recorded above are the net assets of subsidiaries, joint operations and the Group’s share relating to equity accounted units adjusted for net (debt)/cash and post-retirement assets and liabilities, net of tax, after the deduction of non-controlling interests. The product analysis above excludes amounts that are not directly attributable to individual commodities.
5.Scope 1, 2 and 3 emissions are measured on an equity basis and align to the Rio Tinto ownership % share used to record production values. For additional information on our emissions methodology, see our 2024 Sustainability Fact Book.
6.The emissions in this table are Scope 1 and 2 GHG emissions (market-based) for the operating sites producing the commodity listed. The total differs from the full Group share reported numbers as these exclude development, closure sites, marine and corporate emissions.
7.Copper production from Oyu Tolgoi, Rio Tinto Kennecott and Escondida has been certified under the Copper Mark system. The Copper Mark certification for Escondida has been obtained via BHP which is the majority partner.
8.For a list of assets certified under the Aluminium Stewardship Initiative, see our 2024 Sustainability Fact Book.
9.Minerals comprise titanium dioxide slag (OTM), borates (TNM), salt (TNM) and diamonds (TNM).
10.2024 mineral production is as follows:
(a)Titanium dioxide slag (‘000 tonnes): 990 (2023:1,111)
(b)Borates (‘000 tonnes): 504 (2023: 495)
(c)Salt (‘000 tonnes): 5,823 (2023: 5,973)
(d)Diamonds (‘000 carats): 2,759 (2023: 3,340)
11.Iron Ore Company of Canada continues to be reported at Rio Tinto share.

Annual Report on Form 20-F 2024	47	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Scope 1 and 2 emissions: Reduce emissions from our own operations
We aim to reduce our net Scope 1 and 2 emissions by 50% by 2030 (relative to 2018 levels), and to reach net zero by 2050.
We follow the principles of the mitigation
hierarchy, prioritising abatement of emissions
from electricity generation and use, process
emissions and direct fuel consumption. In
line with the IFRS standard on climate-
related disclosures (S2), we report gross and
net emissions separately. Our target applies
to our net operational emissions on an equity
share basis. Our gross Scope 1 and 2
emissions reductions are expected to be at
least 40% by 2030, and the use of carbon
credits towards our target will be limited to
10% of our 2018 baseline. In 2024, our net
emissions include the use of Australian
Carbon Credit Units (ACCUs) by our
Australian assets to comply with the
Safeguard Mechanism in the calendar year
20241. Our targets cover more than 95% of
our operational emissions and are calculated
using the market-based Scope 2 method. To
ensure a focus on real reductions and
comparability over time, we adjust our 2018
baseline to exclude emissions reductions
achieved by divesting assets and allow
increases associated with acquisitions.
While there is no universal standard for
determining the alignment of targets with the
Paris Agreement goals, we concluded that
our Scope 1 and 2 target for 2030
was aligned with efforts to limit warming to
1.5°C when we set it in 2021. At that time,
KPMG provided limited assurance over the
alignment of this target with efforts to limit
warming to 1.5°C. Our targets were not
set using a sectoral decarbonisation
approach as there was no sector-specific
methodology then. This remains the
case today.
We use emissions metrics and other
measures to track our progress towards
our targets. We monitor and report this
progress to the Executive Committee
through an internal quarterly reporting
process, which includes operational
emissions and progress on abatement
projects across our decarbonisation
programs. KPMG provided limited assurance
over our 2024 progress reporting against our
Climate Action Plan in addition to its
reasonable assurance of our Scope 1 and 2
emissions, and limited assurance of Scope 3
emissions. KPMG’s statement is included at
the end of the report.

The 4 most significant sources of
operational emissions are:
–electricity (purchased and generated)
- 37%
–carbon anodes in aluminium and
reductants in titanium dioxide furnaces
- 25%
–fossil fuels for heat at our processing
plants and alumina refineries - 23%
–diesel consumption by our mining
equipment and rail fleet - 13%.

While our asset portfolio has evolved since
2018, as we orient our growth to transition
materials, the share of emissions from our
different commodities has remained stable.
Today, approximately two-thirds of our
emissions are generated from our Aluminium
business.
Our Group-wide consumption of electricity is
approximately 4 times that of other global
diversified mining majors, due to the high
energy intensity of the Aluminium business.
However, 78% of the electricity we use is
from renewable sources and we are making
investment and supply decisions to increase
this to around 90% by 2030.
2024 gross Scope 1 and 2 emissions (adjusted equity basis)
30.7Mt CO2e
2023: 33.9Mt CO2e (adjusted for acquisitions)

●	Electricity	●	Transition	●	Processing	●	Other
Note: Emissions are presented on an adjusted equity basis.
1.The compliance period for the Safeguard Mechanism is from 1 July to 30 June and does not align with our calendar year reporting. So the carbon credits used towards our 2024 net emissions calculation include Australian Carbon Credit Units (ACCUs) that were retired for compliance for the period 1 January to 30 June 2024 plus a projection of the number of ACCUs we expect to retire for the period 1 July to 31 December 2024. See Nature-based solutions section on pages 56-57 for further detail.

Annual Report on Form 20-F 2024	48	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Progress, lessons learned and our approach today
Our approach to decarbonising our operations has evolved since 2021 when we first set our targets and CAP. This is partly due to the challenge of developing new technologies and implementing large-scale physical infrastructure projects. We have also found opportunities to contract renewable electricity and use renewable diesel.

Highlights from our 2021 CAP	Progress, lessons learned and our approach today
Aim to install 1GW of wind and solar capacity in the Pilbara (using our capital)
The emissions reductions we have achieved since 2018 are mostly the result of decarbonising power, but developing large-scale renewables projects in the Pilbara has taken longer. We need time to engage with Traditional Owners and to find appropriate sites. In addition, as we do not expect to deploy battery-electric haul trucks in the Pilbara before 2030, we now estimate we require approximately 600-700MW of renewable power capacity to displace 80% of our gas consumption for power generation. We are making progress and have now completed construction of a 34MW solar power plant at Gudai-Darri along with battery storage at Tom Price.
Together with the Ngarluma Aboriginal Corporation, we are progressing the development of an 80MW solar PV facility near Karratha.
We are also exploring a renewable energy project with the Yindjibarndi Energy Corporation (YEC) consisting of 75MW of solar on a greenfield site near Millstream Chichester National Park.
Beyond the Pilbara, we have made substantial progress on renewables deployment around the world with our own capital investments and through commercial agreements. This includes projects at Kennecott and Diavik, PPAs at Gove, Amrun, QIT Madagascar Minerals, Richards
Bay Minerals, Escondida and in the US. In addition, we have procured and retired bundled and unbundled energy attribute certificates
(EACs, including Renewable Energy Certificates and Guarantees of Origin) for select locations around the world, though these represent less than 5% of our total electricity use.

Develop green repowering solutions for the Boyne Island and Tomago smelters
For our Gladstone assets, we have signed PPAs for a combined 2.2GW of renewable energy, catalysing the development of new large-scale renewable energy in Queensland. Government support for repowering is needed to maintain competitiveness of the highly energy-intensive, low-margin smelters. We secured a standalone support agreement with the Queensland Government in August 2024, and in early 2025, the
Australian Government announced an aluminium production credit to help sustain and grow aluminium smelting in Australia. Together these initiatives provide critical support for our Gladstone aluminium operations’ transition to renewable energy. Early in 2024, Tomago launched a
Request for Proposal process seeking proposals from market participants for renewable energy and storage solutions. The process highlighted significant cost and schedule complexities in the New South Wales energy market, introducing risks to finding a competitive repowering solution for the Tomago smelter. We continue to partner with industry, energy market participants and governments to identify repowering pathways for a competitive, low-carbon future for aluminium in New South Wales.

Advance the deployment of zero emissions trucks
We continue to work with BHP, Caterpillar and Komatsu to accelerate the development of battery-electric haul trucks. In addition we have invested in the deployment of 8 smaller-sized battery-swap electric trucks at Oyu Tolgoi. However, we do not expect wide-scale deployment if large-scale electric trucks before 2030 due to technology maturity globally.
Given this slower pace of technology development, we are developing alternative solutions in the interim. We have invested in renewable diesel with Kennecott switching to this in 2024, following the successful transition at our Boron mine in California the year before. We have also started to develop our own biofuel supply with an investment in 3,000 hectares in Queensland, Australia to plant Pongamia saplings.

Advance the use of hydrogen in our alumina refineries
Research, development, scale-up and deployment of new low-carbon technology can take decades and can also take longer than expected, particularly for industrial heat and process emissions that are hard to abate. Even if successful developments are unlikely to contribute substantial emissions abatement before 2030 target but will need to be commercially viable for widespread deployment to reach net zero by
2050.
We are working with Sumitomo and the Australian Renewable Energy Agency (ARENA) to build a 2.5MW electrolyser at our Yarwun refinery to supply more than 125 tonnes of hydrogen per year and test its use in alumina calcination. In addition, we are progressing double digestion technology at Queensland Alumina Limited. This will involve process changes that can lower the temperature of the process and reduce energy consumption and carbon intensity.
Beyond alumina refining, we are also trialling BlueSmelting™ at our RTIT Quebec Operations - a pre-reduction process for ilmenite. Our new joint venture with Aymium, Évolys Québec Inc. will manufacture a biocarbon product sourced from biomass residues, as an alternative for anthracite currently used in ilmenite smelting processes at Rio Tinto’s Critical Minerals and Metallurgical Complex in Sorel-Tracy.

Bring ELYSIS™ to commercial scale by 2024 at our Alma smelter
ELYSISTM is a breakthrough technology that removes the carbon anodes in aluminium smelting - a process that has been used globally for over 100 years. It continues to experience the scaling challenges and learning rates typical of major technology changes. We continue to make progress in developing ELYSIS™ technology with our partners and in 2023 commissioned prototype (100kA) cells at Alma. We continue work to commission commercial scale 450kA cells - this is now expected in 2025, having originally aimed for commissioning in
2023. In addition, we are also investing in the deployment of 10 smaller-scale 100kA cells at Arvida.

Build capability to invest in and develop nature-based solutions projects
Our abatement projects continue to be complemented by investment in nature-based solutions and the purchase of high-quality carbon credits. We are also applying our integrity screening criteria to the ACCUs we procure to meet our Safeguard Mechanism obligations in Australia.
The IFRS S2 reporting standard now requires that companies with net emissions targets should be explicit about the gross reductions they are targeting and provide the reader with detail on the quality of the carbon credits that are used towards the net emissions targets.
The use of carbon credits towards our 2030 target is limited to up to 10% of our 2018 emissions baseline. For more information about our use of offsets, see pages 56-57.

We estimated capital investment in decarbonisation of $7.5bn by 2030
Our target to reduce emissions by 50% by 2030, relative to 2018 levels, remains unchanged. However, we believe achieving this will require less capital investment, which is now estimated at the lower end of $5-6bn over the period 2022-2030, and more operating expenditure. We need to be disciplined about our capital investment and make a commercial case for each mitigation project. Our experience shows that we cannot solve this simply by allocating capital. To accelerate our emissions we will take advantage of commercial solutions that can be ready in the market this decade which includes the use of renewable diesel in our mining fleets, or PPAs for renewable electricity alternatives. Since 2021, our energy contracts have underpinned new investment in wind, solar and energy systems with an aggregate value of over $8bn.

Incorporate climate into the Chief Executive’s short-term incentive plan (STIP) up to 5% of the total
Decarbonisation makes up 10% of our STIP today and now applies to 27,000 of our people, including our CEO. It has also been incorporated into senior leadership Performance Share Awards in the long-term incentive plan (LTIP).

Report emissions using a hybrid of location- and market- based approaches
In 2023, we updated our reporting methodology and now use market-based Scope 2 emissions in our primary metric and target.
Consequently, the Bell Bay Aluminium and ISAL smelters, which are physically co-located and contracted with hydropower facilities, now report emissions under this new methodology.

Annual Report on Form 20-F 2024	49	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
We face two underlying challenges in delivering
net reductions in absolute emissions. First,
production growth increases emissions and we
need additional abatement to address this.
This growth may be brownfield (such as in the
Pilbara) or greenfield (such as Simandou).
And secondly, in our existing mining operations,
increasing work indexes, with longer haul
distances and declining ore grades, typical for
the mining sector, mean that more energy is
required to achieve the same level of production
output.
Our adjusted gross Scope 1 and 2 emissions
were 30.7Mt CO2e in 2024.  In 2024 we made
significant progress and reduced our emissions
by 3.2Mt CO2e. This has primarily been
achieved by new renewable energy contracts,
including the limited use of unbundled
renewable energy certificates in locations
where new generating assets are under
development or where power purchase
agreements have been agreed. In addition
we have made commitments to projects that
are expected to deliver abatement of around
3.6Mt CO2e per year in future periods mostly
through renewable electricity and biofuels. In
addition, imminent investment decisions could
deliver further abatement by 2030 and include
new energy solutions at BSL and fuel-
switching and electrification in the Queensland
Alumina Limited (QAL) and Yarwun alumina
refineries.
Our 2025 target is to reduce net emissions
by 15% below 2018 levels. In 2023, we
reported that while we expected to have
committed to abatement projects
representing more than 15% of group
emissions, that delivered abatement would
lag this target. Since then, we have executed
a number of commercial partnerships and
transactions that have allowed us to
decarbonise faster. We have now reduced
gross operational emissions, by 14% below
our 2018 levels. After applying high integrity
offsets our net Scope 1 and 2 emissions are
17% below our 2018 baseline.
Progress on abatement will not be linear.
Delays are the result of a range of factors,
including engineering and construction
challenges, pace of development of new
technology and energy systems in the
locations in which we operate, and the need to
carefully balance our ambitions with the needs
of our local communities and stakeholder
groups. In response to this, we continue to
work with our partners, governments and
others to progress abatement opportunities,
and, in parallel, we are adopting commercial
solutions, such as PPAs and biofuels, that can
deliver emissions reductions faster. We
anticipate abatement from these to rise
between 2025 and 2030.
Our roadmap to 2030
Between now and 2030, the most significant
opportunities to reduce our Scope 1 and 2
emissions are to switch the electricity we
generate or purchase to renewables, and to
address process heat emissions from our
alumina refineries. We have a pipeline of
projects and committed investments that
support our 2030 target of a 50% reduction in
emissions. To reach our 2030 target, our single
largest lever – accounting for around one-
quarter of our emissions – is at the Boyne and
Tomago aluminium smelters in our Pacific
Aluminium Operations.
We must also make progress with other key
projects in our pipeline related to renewable
electricity contracts (for example Richards
Bay Minerals PPAs) and alumina processing
heat reductions (for example QAL double
digestion), to meet our 2030 target.
Production growth and growth from new
projects also need to be accommodated
within our absolute emissions reduction
target. Collectively, this represents around
4.6Mt CO2e to our baseline to 2030.
In addition, we now expect to use high-quality
carbon credits from nature-based solutions
towards our Scope 1 and 2 net emissions
target to 2030. These will be limited to up to
10% of our 2018 baseline emissions and are
expected to be predominantly carbon credits
(ACCUs) used by our Australian operations for
compliance with the Safeguard Mechanism.
Our emissions reporting will continue to
transparently distinguish between our gross
operational emissions and net emissions for
the Group, as well as meeting transparency
standards regarding the volume and type of
carbon credits retired.
Pathway to 2030 target
(Mt CO2e equity basis)

●	Pacific Operations Repowering	●	Renewable Energy	●	Diesel Transition	●	Minerals Processing	●	Alumina Processing	●	Aluminum Anodes	●	Nature-based solutions
1.2022-2024 commitments exclude 1Mt abatement for projects either fully or partially captured in 2024 actuals, including Oyu Tolgoi RECs, Kennecott renewable diesel, Boron renewable diesel and Gudai-Darri solar.

Annual Report on Form 20-F 2024	50	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Our roadmap to 2050
We are targeting net zero emissions from our operations by 2050, with a pathway to net zero for each area of our carbon footprint. This is challenging given approximately half of our Scope 1 and 2 emissions will require technology breakthroughs, but we are determined to be a catalyst for their development.
Group decarbonisation pathway1
(Mt CO2e equity basis, 2018 baseline)

●	Electricity	●	Diesel	●	Processing breakthroughs	●	Nature-based solutions	●	Organic growth without decarbonisation[2]
1.Totals shown represent 2018 baseline emissions, reflecting increased equity at BSL, NZAS.
2.Baseline emissions extended post-2040 using assumed asset life extensions.
3.Represents net emissions reduction vs 2018 baseline.
By 2030, we expect to have made significant
reductions in our electricity-related emissions
(both Scope 1 and Scope 2). Beyond 2030,
the outlook for emissions abatement is more
uncertain. However, we have achieved
breakthroughs in low-carbon technology that
provide us with at least one visible pathway to
net zero for all our major sources of emissions.
This is a significant achievement. However,
technology development is complex and these
breakthroughs may not all turn out to be
scalable and competitively deployable. As
such, we continue to pilot and demonstrate
these technologies with our partners, while
maintaining research and development
initiatives across industry to find alternatives
that may prove more promising. Given the
uncertain timing of suitable, proven and
commercial-scale technology, our roadmap to
2050 allows for future opportunities to be
defined post-2040.
Carbon removals
By 2050, small sources of hard-to-abate
emissions may remain and will therefore
require carbon removals to achieve net zero.
This may be through natural or technological
removals and storage.
In the short to medium term, we are investing
in high-integrity nature-based solutions in the
regions where we operate, and will
voluntarily retire carbon credits to
complement other decarbonisation
investments (see pages 56-57 for
further detail).
In the medium to long term, technological
removals may offer a more permanent
solution to any remaining emissions from
fossil fuel consumption. We are also
exploring the potential of carbon capture and
mineralisation technologies. In 2024, we
focused on finding the best technologies to
capture the low concentration carbon dioxide
(CO2) from our aluminium smelters’ flue gas.
This requires either the adaptation of direct air
capture technologies to higher concentration
CO2 or the adaptation of point source
technologies to lower concentrations. In both
cases, the technology readiness level is often
low.
In early 2025, we signed a partnership
agreement with Hydro to identify and evaluate
carbon capture technologies for future
implementation in the aluminium smelting
process. Separately, in partnership with
Carbfix, the characterisation of the ISAL site
for mineralisation is progressing, aiming for
first injection in 2028.
The assessment of the CO2 mineralisation
potential of our co-owned Tamarack project in
Minnesota has progressed with the completion
of a 1,137 meter exploratory well. More work is
planned in 2025 to investigate the carbonation
behaviour of the rock.

Annual Report on Form 20-F 2024	51	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Action to reduce our emissions
The three main areas of our abatement work are: firstly, developing renewable electricity solutions at our Pacific Aluminium Operations and other assets that rely on gas or coal-based power; secondly, transitioning away from diesel in trucks, trains and mobile equipment; and thirdly, tackling hard-to-abate emissions from processing minerals and metals. Additionally, we are developing and investing in nature-based solutions projects.

Progress in 2024	Action in 2025
Renewable electricity
Repowering Pacific Aluminium Operations
–Announced 2 renewable PPAs for 2.2GW to supply our Boyne aluminium smelter in
Gladstone and secured in-principle Queensland government support.
–Further explored commercial sourcing strategy at Tomago to secure an energy solution for the energy supply contract which expires on 31 December 2028.
–Signed long-term PPAs to supply our New Zealand Aluminium Smelters with electricity generators for a total of 572MW of hydro electricity.

–Secure remaining renewable and firming portfolio for Boyne
smelter, pending government support.
–Continue to engage with governments and energy market
participants on the future energy supply for Tomago.
–Develop a renewable energy strategy for Gladstone alumina
refineries (previously 2024).

Other renewable electricity developments
–Commenced construction of solar PV at Gove (10MW) and Amrun mine (12MW).
–Executed wind Virtual Power Purchase Agreement (VPPA) (78.5MW) at Monte Cristo in the
US to abate our regional Scope 2 emissions.
–Completed construction and commenced operating Diavik diamond mine solar plant (3MW).
–Commissioned a 5MW solar plant and commenced construction of Kennecott solar
Phase 2 (25MW).
–Signed a 230MW wind PPA at Overberg for Richards Bay Minerals (RBM).
–Signed a 140MW wind PPA at Khangela for RBM.
–Construction was progressed on the 148MW solar PV project at Bolobedu for RBM (PPA signed in 2022).
–Commenced a pilot program for rooftop solar installation at our operations in the Pilbara.
–Executed new contracts for EACs across global assets while developing new PPAs and
Build Own Operate (BOO) solutions.

–Complete commissioning of solar PV at Amrun and Gove.
–Complete construction of Kennecott solar Phase 2 (25MW).
–Complete construction of the 16MW wind facility at QIT
Madagascar Minerals.
–Commence construction of the 230MW wind PPA at Overberg for
RBM.
–Finalise an agreement to secure energy from a 75MW solar farm being developed by Yindjibarndi Energy Corporation.
–Progress development of Karratha Solar Farm (80MW) with
Ngarluma Aboriginal Corporation.
–Execute additional renewable energy PPAs, while construction continues on the 78.5MW US wind VPPA.

Diesel transition
–Transitioned 100% of Kennecott heavy mining equipment to renewable diesel (95% of operations transitioned).
–Collaborated with BHP on battery-electric haul trucks pilot program, including receipt of trucks for local options and assembly in Western Australia.
–Acquired land to pilot production of renewable diesel in Australia, using Pongamia trees.
–Developed a partnership with China’s State Power Investment Corporation (SPIC) to demonstrate a fleet of battery swap electric haul trucks and associated infrastructure at Oyu
Tolgoi.

–Progress Caterpillar battery-electric haul truck trial at BHP
Jimblebar mine site in the Pilbara.
–Deploy fleet of battery swap electric trucks at Oyu Tolgoi.
–Progress planting of Pongamia saplings in Queensland, Australia.

Processing minerals and metals
Aluminium anodes
–Progressed start-up of the industrial scale 450kA ELYSIS™ cells at Alma.
–Announced the project at Arvida for 10 ELYSIS™ cells operating at 100kA, a $285 million investment in partnership with Investissement Québec. Significantly progressed on site preparation and ordering long lead items for this project.

–Commission an industrial scale 450kA cell at Alma
(previously 2024).
–Perform further tests of the 100kA cell at Arvida. Finalise technical package, site preparation and building construction at Arvida for the additional 10 cells.

Alumina processing
–Completed double digestion pre-feasibility study at QAL.
–Completed 95% of detailed design and engineering for the Yarwun Alumina refinery hydrogen calcination project, including awarding major construction packages and commencing electrolyser site works.
–Progressed feasibility study for electric boiler project at Vaudreuil after delays due to power requirements and scope changes.
–Progressed electric steam and thermal energy storage (TES) studies for refineries.
–Executed bio-pellet trials at Yarwun and progressed energy crop growing trials.

–Start QAL double digestion feasibility study (previously 2024).
–Begin hydrogen calcination trials at Yarwun.
–Final approval of, and commence work on, electric boiler project in Vaudreuil.
–Commence small-scale electric calcination pilot in Vaudreuil.

Minerals processing
–Validated phase 1 of BlueSmelting™ technology for ilmenite ore and safely transitioned from smelter gas to hydrogen.
–Established new joint venture Évolys™ to manufacture biocarbon products.
–Completed long-term 5% replacement trials to qualify biocarbon as a raw material at RBM and RTIT Quebec Operations.
–Completed an industrial trial of replacing coke with biocarbon (25% replacement)
for pelletisation.

–Develop bioenergy supply sources (biofuel and biocarbon) to support the industrial ramp-up of the new joint venture ÉvolysTM.
–Complete phase 2 of the BlueSmelting™ technology validation.
–Complete the installation and commissioning of an electric boiler at IOC.

Annual Report on Form 20-F 2024	52	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan

Progress in 2024	Action in 2025
Nature-based solutions
–Feasibility studies completed in Guinea, with South Africa study delayed by elections and now due in mid-2025.
–Dual pilot-feasibility approach continued in Madagascar for the protection and restoration of the
Tsitongambarika Forest including clean cooking, reforestation and conservation activities, with learnings to be applied to other regions in 2025.
–Voluntary agreements finalised, including an investment in the Makira Natural Park REDD+ Project in
Northern Madagascar, through a partnership with the Wildlife Conservation Society and Everland.
–Finalised ACCU offtake agreements for high-quality human-induced regeneration and with savanna fire management project developers. Invested in the Silva Carbon Origination Fund securing access to large-
scale, high-integrity environmental planting ACCUs.
–Published details on our project development and carbon credit sourcing strategy, including our due diligence process and planned volumes.

–Assess South Africa feasibility study and move
into pilot phase if feasible.
–Deliver first cookstoves for Guinea and
Madagascar clean cooking pilots.
–Begin pilot programs for reforestation in Guinea
and Madagascar.
–Initiate pilot-feasibility study for a sustainable
agro-forestry project in Guinea.
–Secure offtake agreement for Argentina native
grasslands management carbon project.
–Expand our environmental planting ACCU
pipeline in Australia.

Operational decarbonisation project tracker
Milestones post-2025 are indicative, based on current goals and plans, subject to investment decisions and so they may change – there is increasing uncertainty further into the future.

Annual Report on Form 20-F 2024	53	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Renewable electricity

11.5Mt CO2e emissions from power generation (2023: 14.2Mt CO2e)	28% percentage of Group emissions from electricity at Boyne and Tomago smelters and Gladstone Power Station	78% percentage of electricity from renewable sources (2023: 71%)	$79m decarbonisation spend on renewable electricity projects in 2024

Repowering Pacific Aluminium Operations
Our Boyne and Tomago Smelters operate in
a third-party-operated coal-based power grid
which is undergoing a complex transition to
renewable generation sources.
Securing long-term renewable power
solutions for the smelters supports the
energy transition required for the Gladstone
region to maintain jobs and increase
opportunities for industrial growth.
Emissions reduction across the aluminium
value chain in Australia is complex. It relies
heavily on the availability of large-scale,
competitive, firmed renewable power,
alongside significant investment,
collaboration and partnership with
governments, technology developers and
industry peers to support innovation
breakthrough. We cannot do this alone.
Contracts for the current supply of electricity
to our Boyne smelter expire in 2029, and for
Tomago by end of 2028, and the smelters
must develop low-cost renewable energy
solutions to maintain their long-term viability.
Decarbonising these assets requires
solutions supported by state and federal
governments.
Our Boyne smelter requires up to
975MW of power, equivalent to 3-4GW
of high-quality wind and solar capacity paired
with appropriate and competitive firming
assets and contracts.
In 2024, we announced PPAs for a combined
2.2GW of renewable energy to repower BSL,
catalysing the development of new large-
scale renewable energy in Queensland.
These comprise 1.1GW of solar electricity
from European Energy’s Upper
Calliope solar farm to be built near Gladstone
and 1.1GW from Windlab’s Bungaban wind
project. Once the projects are developed,
they could generate energy equivalent to
10% of Queensland’s current power
demand.
In August, we made arrangements with the
Queensland Government on a support
package for Boyne Smelter to assist with the
transition to a competitive and repowered
future. These arrangements would come into
effect in 2029. They are supported by the
Australian Government’s aluminium
production credit as announced in early
2025, and contingent on our investment in
further renewable energy and the approval of
our joint venture partners.

Other renewable electricity developments
We rely on renewable and non-renewable
electricity to power our mines, processing
plants and supporting infrastructure. We are
working to displace gas and coal-fired power
with solar PV, wind and other renewable
technologies.
We are focusing on the transition to
renewable energy sources in 5 main regions:
the Pilbara in Western Australia, RBM in
South Africa, bauxite operations in Weipa,
Australia, Kennecott in the US, and Oyu
Tolgoi in Mongolia. Total electricity-related
emissions from these assets were 0.9Mt
CO2e in 2024.
In 2024, RBM signed two renewable energy
agreements: a 20-year 140MW wind PPA at
Khangela and a 20-year 230MW wind PPA at
Overberg. We also purchased EACs to cover
the period until these assets are
commissioned. At Kennecott, a 78.5MW
wind VPPA and a 25MW solar PV facility
were approved. Additionally, commissioning
of a 5MW solar PV plant was completed in
2024, after undergoing rectification works
and commissioning throughout the year.
Construction on a second 25MW plant
started in late 2024. At Amrun, a 12MW solar
farm is under construction, and at Gove,
10MW of solar is being built.
Decarbonising the electricity at each of these
locations has varying degrees of complexity,
including whether the power is externally or
internally generated, land access
requirements (including permitting and
Traditional Owner engagement)
and availability of commercial solutions.
A 100MW solar PV facility can require a land
area of approximately 200 hectares,
equivalent to the operating footprint of one of
our mines in the Pilbara. Although
renewables benefit from established
construction methods, are lower technical
risk and relatively low impact on the ground,
the sheer scale of the renewables footprint
means that we must take the time required to
find suitable sites and engage with
Traditional Owners.
We invest our own capital in renewable
energy projects while also using other
renewable energy procurement methods
(such as PPAs and EACs) that align with
global standards and practices. Under the
GHG Protocol, renewable electricity must
either have an EAC or be derived from
renewable generation that is not
contractually committed to another party.
In alignment with the GHG Protocol we
report eligible energy supplies as renewable
and include them in our Scope 2 emissions
reporting.
Group electricity use
(TWh, equity basis)

63	69	75	79

Renewable	78%
22%

96%

●	Electrification growth
●	Contracted renewables
●	Self generated renewables
●	Renewable Energy Certificates
●	Fossil fuels

Annual Report on Form 20-F 2024	54	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Diesel transition

4.4Mt CO2e Scope 1 and 2 emissions in 2024 (3% decrease from 2023). The Diesel Transition program also addresses marine fuel and some other smaller emissions sources.	$64m decarbonisation spend on diesel transition programs in 2024	5% percentage of global diesel supply transitioned to renewable diesel	1.6 billion litres diesel consumed at our major managed operations in 2024
Diesel use from our mobile equipment and
rail fleet represents around 13% of our total
Scope 1 and 2 emissions.
Although electrification is the preferred long-
term solution for reducing diesel emissions, it is
not technically or financially feasible at all
mining operations today, or for all types of
equipment. Electrification is well suited to our
greenfield applications where we have large
fleets, but less so to brownfield operations with
smaller fleets, shorter mine life or other
operational complexities. Complementary
pathways are therefore in development and
include the use of renewable diesel to more
immediately reduce diesel-sourced emissions.
Electrification
The electric vehicles required to support
meaningful emissions reductions for the mining
industry are unique from those deployed in the
transportation or logistics sectors, or consumer
vehicles with fixed routes and operating
conditions. Mining solutions must be adaptable to
changing mine plans, supported by flexible
charging locations and powerful enough to
support intense work cycles with high operating
hours and loads. Most importantly, they need to
be safe, reliable and have sufficient battery
capacity and run-time between charging cycles.
Charging infrastructure must also be dynamic
and support evolving mine plans and equipment
routes which may mean that charging stations
cannot remain permanently in one location or
must be complemented by mobile solutions. The
charging network requires access to sufficient
and reliable renewable energy.
In 2024, we progressed the following
electrification activities:
1)Battery-electric haul truck Pilbara
collaboration: We progressed our
partnership with BHP to test battery-
electric haul trucks in the Pilbara region.
In 2025 and 2026 we will collect data on
battery performance, charging systems,
and overall productivity in Pilbara
conditions, and share the information so
we learn faster.
2)China’s State Power Investment
Corporation (SPIC) partnership: Battery
swapping technology allows a battery-
electric vehicle to quickly exchange a
discharged battery pack for a fully charged
one, instead of recharging the vehicle at a
static charging station. The technology is
already applied on haul trucks in mining
operations across China. The 2-year
project will demonstrate 8 mining haul
trucks (91 tonne payload), 13 batteries
(800kWh), and a robotic battery swap and
charging station in non-production activities
at the Oyu Tolgoi open pit copper mine in
Mongolia.
Renewable diesel
Renewable diesel is a drop-in replacement
fuel that can be used in existing equipment to
significantly reduce emissions. While
renewable diesel presents a compelling
option, widespread adoption depends on
development of a liquid market of sustainable
feedstock. To support this, we are developing
a sourcing strategy for commercially available
renewable diesel from third-party suppliers
while also developing organic supply options
by identifying and cultivating sustainable
feedstocks focusing on Australian-based
options such as Pongamia.
In 2024, we progressed the following
renewable diesel activities:
1)Transitioned Kennecott operations to
renewable diesel, achieving 95% diesel
displacement including all heavy mining
equipment across the mine, concentrator,
smelter, refinery and tailings.
2)Continued renewable diesel use at
Boron following successful trials initiated in
2022.
3)Purchased land for Pongamia seed oil
feedstock generation pilot. We acquired
approximately 3,000 hectares of land in
north Queensland to assess Pongamia
viability and yield. We are partnering with
Midway to oversee the planting and
management of the Pongamia seed farms.
Given the potential timeframes and
challenges associated with large-scale
development and deployment of battery
vehicles in some industries, policies must
support market development and
competitiveness of alternative fuels. The lack
of a liquid market is a key constraint to
widespread and accelerated use of
alternatives to diesel fuels, both physically
and economically. Support is needed to
incentivise the production and use of biofuels
at volume and grow this industry. Incentives
could include support for research and
development, pilot programs and direct
support to landowners to develop advanced
biofuel feedstock crops in suitable areas.

For further information see our climate briefing paper on transitioning our diesel fleet riotinto.com/climatechange
Processing minerals and metals

Aluminium anodes 6.9Mt CO2e (2023: 7.1Mt CO2e)	Alumina refining 5.7Mt CO2e (2023: 5.8Mt CO2e)	Minerals processing 1.8Mt CO2e (2023: 1.9Mt CO2e)	$144m decarbonisation spend on processing minerals and metals programs in 2024.
Aluminium anodes
We are working to develop a breakthrough
aluminium smelting technology with no direct
greenhouse gas emissions.
The ELYSIS™ partnership was established
in 2018 with Alcoa, with support from Apple
and the governments of Canada and
Quebec, to develop the world’s first direct
emissions-free aluminium smelting process
using inert anodes to replace carbon ones.
Work at Alma is now focused on scaling up the
ELYSIS™ technology towards the
demonstration of commercial-size cells.
The smelting cells will operate on an electrical
current of 450kA, which is the commercial
scale for many large, modern aluminium
smelters. As noted above, research and
development is complex and sometimes takes
longer than planned. Commissioning these
cells was originally anticipated in 2023 but is
now expected to be in 2025 due to delays in
installing and commissioning some equipment.
A plan is now in place to complete these crucial
steps, and the fundamentals of the technology
remain sound.
We also aim to grow capacity for our
ELYSIS™ low-carbon smelting technology.
Before 2030 our use of ELYSIS™ carbon free
smelting technology will support new
production and will not address emissions
from existing carbon anodes. For all of our
smelters, the deployment of ELYSIS™
technology is inextricably tied to the
long-term plans for the underlying assets.
For this reason, associated abatement is not
currently reflected in the forecast 2030 plan,
but we expect to phase out the use of carbon
anodes at our smelters beyond 2030.
In June 2024, we announced an investment of
$285 million to build a demonstration plant
using the first ELYSIS™ technology licence, in
partnership with the Government of Quebec.
This plant will be built at the Arvida smelter in
Quebec equipped with 10 carbon-free
aluminium smelting cells operating at 100kA.
The investment will support the ongoing
development of the breakthrough ELYSIS™
technology and allow us to build expertise in its
installation and operation.

Annual Report on Form 20-F 2024	55	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Alumina processing
The alumina refineries in Gladstone; Yarwun
and QAL are the largest source of process
heat emissions in the Group. The refineries
are currently reliant on coal and gas to
generate heat for digestion (75% of refinery
emissions) and use in the calcination phase
(25% of refinery emissions) of the process.
The successful reduction of emissions in our
Australian alumina refineries relies heavily on
technology development, capital investment and
the availability of large-scale renewable energy.
Our preferred decarbonisation strategy, based
on technical merit and commercial viability, is a
combination of energy management, fuel
switching and electrification.
We are focused on reducing the emissions of
the digestion phase through 3 main projects:
1)Reducing baseload energy
requirements through double
digestion. In 2024, we completed a
double digestion pre-feasibility study at
QAL. The feasibility study was approved
in Q4 2024 and therefore commencement
of the study work will now occur in 2025.
2)Upgrading energy with heat pumps
and mechanical vapour
recompression (MVR). At QAL, the
order of magnitude study for waste heat
recovery using MVR will commence in Q1
2025 and is planned to complete in Q2
2025. The project is expected to
commence pre-feasibility in Q3 2025.
3)Fuel switching through electric steam
generation (including electric boilers
and thermal energy storage):
–Final approval of the electric boiler
project in Vaudreuil is now expected in
2025.
–At Yarwun, the thermal energy storage
(TES) industrial demonstration project
has seen continued discussion with
the technology supplier Rondo and
Australian Renewable Energy Agency
(ARENA). This project is expected to
move to a feasibility study in 2025,
pending additional support
from ARENA.
–At Yarwun, we executed a bio-pellet trial.
A feedstock growing trial continues in
North Queensland. We are progressing
several partnership opportunities for bio-
based energy supply to Gladstone.
To reduce emissions in the calcination
phase, we are focused on 2 main projects:
1)Substituting natural gas with green
hydrogen. At Yarwun, the design and
engineering for the hydrogen calcination
project have been completed and
construction is in progress. Trials to burn
hydrogen in the calcination process are
planned to commence in the second half
of 2025.
2)Electric calcination. At Vaudreuil, an
electric calcination pilot is planned to
commence in 2025.

For our climate briefing paper on decarbonising our Australian alumina refineries, see riotinto.com/climatechange

Minerals processing
A large source of our process emissions
arises from processing titanium dioxide
feedstocks (TiO2) in Canada and
South Africa.
Finding new and innovative technologies to
support the decarbonisation of these facilities
represents both a challenge and an
opportunity. Carbon abatement can be
partially realised by transitioning from fossil
fuels to renewable energy sources for
heating and operating these facilities.
We are partnering with the governments
of Canada and Quebec to support
technological innovations to decarbonise our
operations by up to 70% and strengthen the
critical minerals and metals value chains
through the production of titanium metal and
scandium. The BlueSmeltingTM
demonstration plant, which started in April
2023, employs world-first technology
developed by Rio Tinto, to reduce emissions
from RTIT Quebec Operations.
If successful, the technology could be
applied to our RBM operations in South
Africa, which use the same smelting process.
There are other potential applications for
BlueSmeltingTM technology in decarbonising
steelmaking.
In 2024, the BlueSmeltingTM technology was
fully validated for QMM ilmenite ore at our
RTIT Quebec Operations, and reduction
gas was safely transitioned from smelter
gas to hydrogen. Several ilmenite ores
were tested with hydrogen and the first tests
with iron ore from IOC have been
successfully completed.
Scaling up low carbon technology for minerals
and metals processing is expected to require
significantly more renewable energy. Access to
hydroelectric power in Quebec requires
support from the government-owned provider.
In a tight market, access to this supply could
be limited and the negotiation period can be
time-consuming. Support to streamline
discussions and consideration of the supply of
additional renewable energy to hard-to-abate
Canadian industries, where it can have the
greatest impact, could underpin further
investment in breakthrough technologies.
In 2024, we announced a new joint venture
with Aymium named Évolys. We will
manufacture a metallurgical biocarbon product
to reduce carbon emissions in large-scale
industrial processes. The biocarbon product
will be used at RTIT Quebec Operations as an
alternative to anthracite.
Biocarbon trials were successfully carried out
at RBM and RTIT Quebec Operations sites
this year, thus completing industrial
qualification. And, at IOC, we completed a
plant trial of substituting coke with biocarbon.
In 2025, we aim to develop bioenergy supply
sources (biofuel and biocarbon) to support
the industrial ramp-up of the new joint
venture ÉvolysTM. We also plan to complete
phase 2 of the BlueSmelting™ technology
validation and the installation and
commissioning of an electric boiler at IOC.

For further information, see our climate briefing paper on decarbonising our minerals processing riotinto.com/ climatechange

Annual Report on Form 20-F 2024	56	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Nature-based solutions

Nature-based solutions and carbon credits decarbonisation spend[1] $70m (2023: $45m)
In 2022, we set up a team dedicated to
developing and investing in nature-based
solutions near our operations, because we
believe they are a win for people, nature and
climate. Over the last 2 years, we developed
our high-integrity criteria - based on our own
standards as well as international best
practice, guidance and principles. We have
identified new projects to develop and existing
ones to scale up, and partnered with NGOs
and other experts to deliver our program.
Today, we are on track to enable 500,000
hectares of high-integrity nature-based
solutions across Argentina, Australia, Guinea,
Madagascar and South Africa by the end of
2025.
These projects are enablers for activities that
support sustainable livelihoods for the
communities where we operate, while
protecting and restoring nature, and
delivering high-quality carbon credits. Our
projects complement structural abatement.
How we use carbon credits
We anticipate that we will retire approximately
1.1 million Australian Carbon Credit Units
(ACCUs) for compliance with the Safeguard
Mechanism for the calendar year 2024.
In alignment with our updated CAP, we will
limit the use of voluntary and compliance
carbon credits towards our 2030 climate target
to up to 10% of our 2018 baseline emissions
(~3.6 million). Carbon credits retired as offsets
towards our climate targets must pass our due
diligence assessment, including meeting our
high-integrity criteria.
See our 2024 Scope 1, 2 and 3 Emissions
Calculation and Climate Methodology report
and our 2024 Sustainability Fact Book for
further detail on our carbon credits retirement
methodology.
How we source carbon credits
We source carbon credits in 3 ways2:
–We develop new projects – we work with
local partners and communities to develop
and implement new nature-based solutions
projects that address nature loss, while
generating carbon credits and delivering
benefits for local communities.
–We invest in and scale up existing projects
– through commercial investments with
project partners, we provide capital and
support the development and scale-up of
nature-based solutions projects in our
operating regions.
–We source high-integrity carbon credits
through spot carbon credit purchases and
long-term offtake agreements from
nature-based solutions projects that meet
our high-integrity criteria. We aim to
source the highest quality credits
available in the market.
All our investments and purchases are
subject to our high-integrity criteria, which
forms the basis of our due diligence
process3. To assess projects, we analyse
publicly available data, geospatial data, and
data and models from project developers.
We also hold question and answer sessions
with developers, combined with site
inspections. This information is assessed
against our requirements, and if at any stage
the project fails to meet our criteria, we do
not proceed with the investment.
Our criteria include an assessment of the
potential impact of our projects, seeking to
ensure that they do not result in negative
unintended consequences for people,
communities, their heritage or natural
ecosystems. The risks and opportunities
identified in the assessment must be
addressed, managed, tracked and assessed
periodically during the project.
In 2024, approximately 15% of all projects
assessed met our criteria, highlighting our
commitment to building a high-integrity and
diverse project pipeline for Rio Tinto,
including a variety of methodologies across a
wide range of ecosystems and land uses.
Our high-integrity criteria
In 2024, we updated and expanded our high-
integrity criteria4, using our own learnings
and the latest international best practice,
guidance and principles, including the Core
Carbon Principles by The Integrity Council
for the Voluntary Carbon Market and the
International Union for Conservation of
Nature Global Standard.
1)Additionality: The project and its outcomes
are made possible by climate finance and
would not have happened otherwise.
2)Quantification: The project can generate
real carbon reductions, removals, or both,
supported by robust accounting practices.
3)Permanence: The project can deliver
permanent carbon reductions, removals,
or both, and reversal risks are realistic
and well-managed.
4)Governance, Social and Ecological
Safeguards: The project takes an
integrated approach to protecting or
restoring nature, or both, while supporting
community livelihoods and respecting
human rights.
5)Sustainable Development and Nature
Positive Outcomes: The project supports
multi-decade sustainability outcomes and a
diverse project pipeline for Rio Tinto.
1.Spend on carbon credits is initially treated as capital and expensed when these are retired. See pages 157-160 where
we describe our accounting policies and the classification of climate-related items.
2.In 2024, we updated the way we outline our sourcing strategy, relative to 2023, in which we referred to the following 3
pathways to securing carbon credits: investment in Australian
Carbon Credit Units; the development of our own voluntary
projects; and commercial agreements with voluntary carbon
credit developers.
3.Compliance market projects delivering credits for
retirement against our net emissions target are tested to
the extent possible with information available. If available project information is not sufficient to make an informed
assessment, the project will not be considered further or
will be excluded from consideration until such time as
sufficient information becomes available.
We also published more detail about our due
diligence process, including the questions we
ask project developers to evaluate their
projects.

This information, including specific steps we take when assessing ACCU projects, is available at riotinto.com/naturesolutions
Our voluntary projects
Our development and scale-up projects
include landscape-level protection and
conservation, restoration and land-use
management activities, covering clean
cooking initiatives, reforestation and
afforestation, forest and grassland
management, sustainable forestry and agro-
forestry. These projects follow
the latest available voluntary carbon
market methodologies.
In 2024, in partnership with The Government
of Madagascar, BirdLife International,
Asity Madagascar and other partners,
we continued to support the development of
the Tsitongambarika Forest REDD+5 project in
Southeastern Madagascar through a
$2.1 million investment. And we committed
$16 million to the Makira Natural Park REDD+
Project in the north, through a new partnership
with the Wildlife Conservation Society and
Everland.
In South Africa, we partnered with Peace
Parks Foundation, Sayari Earth and
WILDTRUST to carry out a feasibility
study for a large-scale, landscape level
nature-based solutions project in
KwaZulu-Natal Province. The feasibility
report will be delivered by mid-2025,
when we will decide on the investment.
In Guinea, we completed feasibility work for
a clean cooking, fuel-switching program, now
preparing to move into pilot phase. We also
identified a high-quality reforestation project,
and we are working with local partners to
investigate REDD+ and mangrove
restoration projects.
Through a $2.1 million investment over
2 years, we are also working with BirdLife
International and Aves Argentinas to scale up
a large native grasslands management carbon
project in Argentina.
In Mongolia, we partnered with EarthShot,
URECA and the Wildlife Conservation
Society to investigate opportunities for
sustainable forest management projects.
4.In addition to Additionality, Quantification, Permanence,
and Social and Ecological Safeguards, we now consider
Governance (within the latter) and added Sustainable
Development and Nature Positive Outcomes.
5.United Nations Climate Change: ‘REDD’ stands for ‘Reducing emissions from deforestation and forest degradation in
developing countries. The ‘+’ stands for additional forest-
related activities that protect the climate, namely sustainable management of forests and the conservation and
enhancement of forest carbon stocks.

Annual Report on Form 20-F 2024	57	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Meeting our regulatory obligations
We operate in many jurisdictions that have
implemented carbon pricing regulations that
cover our Scope 1 emissions. These include
Australia, Canada, California, the
EU and New Zealand where approximately
83% of our Scope 1 emissions or 64%
of our total emissions are covered by
these regulations.
Australia - Safeguard Mechanism
We have significant emissions in Australia,
and are required to comply with the
Safeguard Mechanism. We source high
quality ACCUs from savanna fire
management, human-induced regeneration
(HIR) and environmental planting (EP)
projects, while seeking to:
–Partner for the long term with
Indigenous project developers. These
projects can bring multiple benefits in
addition to fire management and nature
repair, with carbon finance reinvested into
the communities to support training,
employment and enhanced connection to
Country. For example, near our
operations in the Northern Territory we
are supporting Arnhem Land Fire
Abatement, an Aboriginal-created, owned
and operated not-for-profit carbon
business. Closer to our operations in Far
North Queensland, we are supporting
several projects, including the Aurukun
Savanna Burning Project and the Oriners
& Sefton Savanna Burning Project.
–Continuously strengthen our due
diligence process. We use a range of
geospatial tools and approaches to assess
the design and performance of HIR and EP
projects, including satellite imagery
analysis and land cover classification. This
enables us to assess the integrity of
projects by monitoring, verifying and
quantifying vegetation growth and land
cover changes over time. Our site visits
and engagement with developers give us
additional information to support these
assessments.
–Invest in project development to
reduce our overall reliance on spot
transactions, move ACCU costs closer
to the cost of development and have
greater oversight of the integrity of
projects. This includes investing in
carbon developers, such as Australian
Integrated Carbon (in which we have a
14.15% interest) and the Silva Carbon
Origination Fund, one of the first in
Australia to provide investors with access
to large-scale, high-quality carbon credits
from land reforestation projects integrated
with sustainable agriculture.
Other countries
Canadian Provinces have implemented
different carbon pricing regulations, including
the British Columbia Output-Based Pricing
System and the Quebec Cap-and-Trade
System which is linked with California’s. In the
California-Quebec system, offsets may be
used for compliance purposes (limited to a
fixed percentage of the allowances allocated to
each installation).
Our aluminium smelters in Iceland and
New Zealand are covered by Emissions
Trading Systems. Offsets are not eligible
for compliance use under these carbon
pricing regulations.
Carbon credits retired towards net emissions calculation

Project description	Carbon credit type	Project type	Mitigation activity type	Certification scheme	Location	Vintage	Quantity retired for 2024 compliance	Quantity held for planned 2024 compliance (retired in 2025)[1]
Savanna fire management with Traditional Owner co-benefits	ACCU	Nature-based	Avoidance	Clean Energy Regulator	Australia	VY21-25	134,838	137,615
Human-induced regeneration	ACCU	Nature-based	Removal	Clean Energy Regulator	Australia	VY21-25	362,344	464,962
Total							497,182	602,577
Total credits counted towards net emission for the current reporting period (year-ended 31 December 2024)								1,099,759
1.This is estimated based on our Scope 1 emissions for the period 1 July - 31 December 2024. See our 2024 Sustainability Fact Book and our 2024 Scope 1, 2 and 3 Emissions Calculation
and Climate Methodology for further detail.

Annual Report on Form 20-F 2024	58	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Scope 3 emissions: Partner to decarbonise our value chains
In 2024, our Scope 3 emissions were 574.6Mt
CO2e (equity basis), approximately 19 times
higher than our Scope 1 and 2 emissions.
This is compared to a restated 2023 number of
572.5 Mt CO2e (equity basis).
The majority of these emissions (94%) stem
from customers processing our products,
particularly iron ore (69%) and bauxite and
alumina (23%).
Specifically, emissions related to iron ore
processing were 395.9Mt CO2e in 2024,
compared to 399.9Mt CO2e in 2023.
Emissions related to bauxite and alumina
processing increased from 127.1Mt CO2e
(restated) in 2023 to 134.0Mt CO2e in 2024,
mostly as a result of increased bauxite sales.
Many of our customers have set public
targets for their Scope 1 and 2 emissions
(our Scope 3). About 55%1 of our
steel-producing customers by direct iron ore
sales volume have set public targets to reach
net zero or carbon neutrality by 2050.
Meanwhile, nearly 33%1 of our bauxite sales
are to customers with net zero emissions
targets, though only 11% of customers are
aiming for net zero by 2050.
As things stand today, our analysis of our
customers’ targets and their governments’
commitments to reduce their emissions
shows a trajectory for those processing
emissions that approaches net zero by
around 2060. This is driven in large part by
China (80% of Scope 3 emissions), which
has pledged to be carbon neutral by 2060.
Approximately 20% of our emissions come
from countries such as South Korea and
Japan, which have pledged to be net zero by
2050.
We are committed to partnering with
customers and suppliers to help them
achieve their targets earlier, reaching net
zero by 2050. We have not set an overall
Scope 3 emissions target due to the limited
direct influence we have on the
decarbonisation activities of our customers,
required maturation of technology adoption
and grid decarbonisation in customers’ host
countries. Instead, we are holding ourselves
accountable on real and measurable
commitments in the near term, which will
ensure technologies are available to
accelerate the longer-term transition.
Therefore, we have set near-term, action-
oriented, and measurable targets in the
areas where we believe we have agency and
can support meaningful change. We take
accountability and track our progress on
individual projects and partnerships, and stay
deeply connected across the value chain,
ensuring we are up to date on developments
and maintaining ambitious decarbonisation
goals.
Our Scope 3 targets have not been derived
using a sectoral decarbonisation approach.
Instead, we have set these targets based on
what we can achieve practically and
effectively under each category. We engage
KPMG to provide limited assurance on our
Scope 3 emissions calculations and progress
made in relation to the 4 most significant
categories of our Scope 3 footprint: steel and
aluminium value chains, shipping and
procurement.
1.This figure is dependent on our sales mix, so is not
comparable year-on-year.
2024 Scope 3 emissions
574.6Mt CO2e
(2023: 572.5Mt CO2e)

395.9	134.0	12. 8	8.9	22.2	0.8

0.4% – DRI
7% – Coke production
9% – Steel converter
20% – Sinter plant
63% – Blast furnace

67% – Smelting electricity
2% – Refining electricity
18% – Smelting anodes & other
13% – Refining process heat

Other customer processing	59% – Chartered vessels

36% – Raw materials / high emission goods

Iron Ore	Bauxite & Alumina processing

Other customer processing

Marine & logistics

Procurement

Business travel & waste

Annual Report on Form 20-F 2024	59	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Steel value chain

Steel decarbonisation targets
–Support our customers’ ambitions to
reduce their carbon emissions from blast
furnace-basic oxygen furnace (BF-BOF)
process by 20-30% by 2035[1].
–Reduce our net Scope 3 emissions
from IOC high-grade ores by 50% by
2035 relative to 20222.
–Commission the Biolron™ pilot plant
by 2026[2].
–Commission a shaft furnace (DRI) +
Electric Smelting Furnace (ESF) pilot
plant by 2026, in partnership with a
steelmaker.
–Finalise study on a beneficiation pilot
plant in the Pilbara by 2026.

Steel is one of the most cost-efficient
construction materials and is essential in low-
carbon infrastructure, transportation and
buildings. With approximately 2 billion tonnes
of crude steel produced globally in 2024, the
industry overall emits over 3.5 billion tonnes
of CO2e annually, equivalent to around 8% of
global carbon emissions.
As one of the world’s largest iron ore
producers, we have a key role to play
in decarbonising the steel value chain.
We aim to accelerate the development
and adoption of low-carbon emissions
technologies that both reduce our Scope 3
emissions and future-proof our iron ore
business. Our approach is built on a platform
of collaboration across the value chain. We
are partnering with over 40 partners in about
10 countries to build a portfolio of options,
from iron ore processing to iron and
steelmaking.
We prioritise our project portfolio based on
parameters such as ore suitability, technical
and commercial feasibility, and emissions
abatement potential, to ensure a disciplined
approach to investing capital and effort.
Our strategy is framed under 3 pathways
across different time horizons:
1. Existing pathways
We are actively working with our customers to
help reduce their carbon emissions from the
current blast furnace (BF) process.
Our initiatives include optimising BF burden,
improving energy efficiency, BF slag
optimisation, and carbon capture, utilisation
and storage (CCUS).
2. Emerging pathways
We are supporting early development and
proliferation of emerging low-carbon DRI
projects that use high-grade iron ores, such
as those we produce at IOC, and, in the
future, Simandou. We are committed to
supporting these low-carbon projects that
may otherwise face significant headwinds.
Our approach includes bringing together the
right group of partners, supplying high-grade
ore, bringing our technical and sales and
marketing expertise, and investing in early-
stage projects.
In November 2024, we entered agreements
with GravitHy – an industrial start up
establishing 2 Mtpa production of ultra-low-
carbon DRI in Fos-sur-Mer, France.
GravitHy’s hydrogen-based DRI plant is
expected to start production in 2028.
The facility will feature ultra-low-carbon
hydrogen production infrastructure, enabled
by access to grid-connected nuclear power.
By processing our iron ore with GravitHy,
emissions are reduced by up to 90%
compared to a typical BF-BOF pathway.
3. Future pathways
While low-carbon DRI technology is
established for high-grade ores, there is
currently no economic low-carbon iron and
steelmaking technology for low- and medium-
grade ores, such as those produced in the
Pilbara. Low- and medium-grade iron ore
accounts for more than 80% of global iron ore
supply. Full decarbonisation of the steel
industry therefore depends on the
development and commercial proliferation of
low-carbon ironmaking technologies that use
low- and medium-grade ores.
We are supporting the development of these
technologies with a focus on:
–Beneficiating our ores to remove
impurities before ironmaking.
–Pelletising our ores to improve their
suitability to proven shaft furnace
technology
–Evaluating emerging fluidised bed
technology. This technology may be a
suitable process for our iron ore fines
products, removing the need to pelletise
prior to ironmaking.
–Developing a proprietary ironmaking
process called BioIron™ which uses raw
biomass3, along with microwave energy, to
convert Pilbara ores into metallic iron. This
has potential to reduce carbon emissions
by up to 95% compared to the BF-BOF if
combined with renewable energy and fast-
growing biomass.
–Jointly developing ESF technology, which
is required for all of the above ironmaking
pathways. The ESF removes impurities
inherent in low- and medium-grade ores,
as a second stage of ironmaking. We are
progressing our partnership with
BlueScope and BHP to build an ESF pilot
facility in Australia. This will initially use
natural gas to reduce iron ore to DRI, but
once operational, the project aims to use
lower-carbon emissions hydrogen to
reduce iron ore. Reductions of up to 80%
in carbon emissions are potentially
achievable, compared to a typical
BF-BOF. We are also working with Baowu
to build an ESF pilot facility in China.

In 2024, we spent $65 million on steel decarbonisation initiatives. Over the next 3 years, 2025-2027, we plan to spend $200-350 million across our steel decarbonisation portfolio.

Decarbonisation of the steel sector will not
happen in isolation; all stakeholders along
the steel value chain will need to work
together. Ultimately, Scope 3 emissions
reductions are dependent on the deployment
of these lower-carbon steelmaking
technologies by our customers. A range of
different policies is needed to support
research and development,
first-of-a-kind projects and commercial
deployment of low-carbon steelmaking.

For more information see our climate briefing paper on decarbonising our iron ore value chain at riotinto.com/climatechange
1.The support will be in the form of direct technical support and co-developing technology solutions.
2.Subject to funding approval and technical feasibility.
3.Rio Tinto is aware of the complexities around the use of
biomass supply and is working to ensure only
sustainable sources of biomass are used.

Annual Report on Form 20-F 2024	60	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Steel decarbonisation projects tracker

Programs
2020
2021
2022
2023
2024
2025
2026
2027
Existing Pathways
Blast Furnace Optimisation (BFO)
Baowu climate change collaboration (CCC)
Shougang collaboration on low-carbon solutions
Shougang low-carbon sintering demo plant commissioned
Baowu Meishan lump drying pilot plant initiated
Baowu Meishan lump drying plant commissioned
Shougang CCU pilot plant target commissioning
Emerging Pathways
High-grade ore
Stegra multi-year supply for Stegra low-carbon iron & steel plant in Sweden
GravitHy collaboration for ultra low CO_2 HBI plant in France
Future Pathways
Beneficiation
Beneficiation project kicked off
Ongoing beneficiation test work and accompanying studies on Pilbara ores
Finalise study on beneficiation pilot plant in the Pilbara
Agglomeration Shaft Furnace
Nippon Steel Decarbonisation Collaboration
Baowu CCC Phase II MoU
Pelletising industrial trials planned
POSCO Decarbonisation Collaboration
GreenIron Decarbonisation Collaboration
BioIron™
Early-stage BioIron™ research (since ~2014)
Next-scale pilot plant project approved
Technology proven in small-scale pilot plant (SSPP)
Pilot plant target commissioning
Electric Smelting Furnace (ESF)
BlueScope Rio Tinto collaboration
BHP BlueScope Rio Tinto collaboration
Undertake ESF trials with Baowu
Commission an ESF pilot plant with a steelmaker
Commence feasibility study for NeoSmelt ESF pilot
Key milestones

Aluminium value chain

Alumina decarbonisation targets
–In 2025, partner with at least 2 bauxite
customers with the goal of improving
energy efficiency and reducing
emissions, focusing on digestion
improvement technology; controlling
or removing organic compounds from
the refining process; and technical
options to reduce moisture content in
our bauxite.

We regularly engage with our customers to
understand their ESG priorities and
requirements, and identify and agree on
collaboration opportunities aligned with our
capabilities. Energy efficiency is a key priority
for our customers due to its direct impact on
emissions.
In the alumina refinery process, steam is
used to heat the bauxite slurry in the
digestion unit to high temperatures,
dissolving the alumina in the bauxite. This
digestion process is a crucial aspect of the
overall energy efficiency of the refinery. In
addition, effective organic control is essential
for achieving production rates and producing
quality alumina, especially when processing
Australian bauxites.
More than 85% of our 134.0Mt CO2e Scope
3 emissions in the aluminium value chain
come from the electricity- and emissions-
intensive aluminium smelting process.
However, the majority of our product is
processed in China using coal-fired refining
and smelting processes, where we have little
influence over the power source for these
electricity grids.
Our short- to medium-term focus is to help
our customers improve the alumina refining
process to increase energy efficiency and
optimise use of our bauxite1.
Strong demand for bauxite has resulted in
almost double the number of refineries
processing Rio Tinto bauxite over the past 3
years. As some of our bauxite sales are
made through intermediaries, we have
limited direct interaction with the end
customer. Consequently, we have less
influence and ability to engage on
matters relating to decarbonisation with
these refineries.
In 2024, digestion improvement technology
was successfully implemented at one of our
bauxite customers’ operations. We also
completed an overview and opportunity
assessment of organics technologies, and
conducted customer visits to present the
portfolio of control options.
Another key ESG priority for our bauxite
customers is the significant challenge of
managing bauxite residue. We are supporting
our customers in the development of
processing and reuses for this residue to
reduce the environmental and safety impact of
residue storage. In 2024, we pursued a testing
program with one of our customers on
converting bauxite residue into soil products
for agriculture.
1.This is mostly via sweetening and improved digestion.
In the longer term, this will be mostly through using
renewable energy for the heat source, via hydrogen
calcination and electric boilers.

Annual Report on Form 20-F 2024	61	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Shipping

Shipping decarbonisation targets
–Reach net zero shipping by 2050
across our shipping footprint.
–Fulfil First Movers Coalition (FMC)
pledge of 10% of time-chartered fleet
to be running on low-carbon fuels[1] by
2030 and progressing to 100% of
time-chartered fleet by 2040[2].
–Reduce emissions intensity by 40%
by 2025 (5 years ahead of the target
set by the International Maritime
Organization [IMO]), and deliver 50%
intensity reduction by 2030[3].
–Enhance accuracy of emissions
reporting by using actual voyage data
for more than 95% of our cargo
shipments by 2024.

Our Scope 3 emissions from shipping and
logistics are 8.9Mt CO2e. Of this, 5.2Mt CO2e
(59%) is generated by our chartered fleet,
and around 1.9Mt CO2e (21%) comes from
shipping our products, where freight has
been arranged by the purchaser. The
remaining 1.8Mt CO2e (20%) comprises
other logistics elements such as truck, rail,
container movement and other logistics-
related emissions. An additional 0.4Mt CO2e
of Scope 1 shipping-related emissions is
attributed to the vessels we own.
As a major charterer transporting over
300Mt of bulk products annually with a fleet
of 230 chartered vessels and 17 owned
ships, we recognise our vital role in
decarbonising shipping and partnering with
industry stakeholders to accelerate
this journey.
To reduce emissions from shipping, we focus
on:
Energy efficiency: While in mid-2024 we
achieved a 40% reduction in emissions
intensity against the IMO’s intensity target
baseline year 2008, we ended 2024 with a
39% reduction (up from 37% at end 2023),
primarily by:
–Incorporating larger vessels such as
Newcastlemax (210k deadweight tonnage
(DWT), which have ~10% lower
emissions intensity than standard
Capesize (170-180k DWT).
–Technical modifications to the hull,
propeller, and engine. As we improve the
energy efficiency of our own vessels, we
are also prioritising chartering vessels with
design improvements, including those with
energy-saving devices installed.
–Speed and route optimisation: We
deploy sophisticated weather routing
software and seek to continually optimise
scheduling and reduce unneeded time
waiting in port.
We have completed a recent dry dock
program and energy-saving device
installations on all 17 owned vessels.
In 2025, we plan to trial further energy
efficiency technologies such as shaft
generators and air lubrication systems, while
exploring opportunities to apply these to our
chartered fleet.
Transitional fuels: We continue to explore
opportunities for biofuels and liquefied
natural gas (LNG). In 2024, we introduced 4
additional LNG Newcastlemax dual-fuelled
vessels to our fleet (current total of 9 in the
fleet), capable of delivering up to 15% to
20% CO2e emissions reductions compared
to traditional fuel oil.
We continue to work with our partners to
progress commercially viable biofuel bunkering
solutions as well as recycled fuel deployment.
End-state fuels: To achieve our aim of net zero
shipping by 2050, our Marine team is focusing
on end-state fuels. Although there is no clear,
single end-state fuel solution for the shipping
industry, low-carbon methanol and low-carbon
ammonia are considered the more promising
options4.  We progress the availability and
business case for end-state fuels (including
value-chain split of opportunity/risk) through
industry collaboration such as our leadership in
the West Australia – East Asia Iron Ore Green
Corridor.
Additionally, regulation is essential to facilitate
the drive towards net zero shipping. In 2023,
the IMO announced a heightened ambition,
including guidance for net zero shipping “by or
around 2050”, with interim non-binding
emissions reduction targets set for 2030 and
2040. To deliver on the reduction targets, the
IMO is currently working on the development
of a basket of candidate mid-term GHG
reduction measures (eg fuel standard with
GHG pricing mechanism), with a view to
finalising these in 2025, with entry into force in
2027.
Through a range of industry partnerships and
via direct government engagement we seek to
positively shape regulatory measures that are
sufficiently robust to catalyse and accelerate
shipping’s energy transition.
In 2024, we met our target to use actual
voyage data (eg actual fuel consumption)
rather than industry estimates for more than
95% of our cargo shipments5.
1.Although the FMC currently employs the terminology
“zero-emission” rather than “low-carbon”, with a guiding
principle of delivering a well-to-wake GHG emission
reduction of 80% or more compared to fuel oil, we have
updated our terminology to reflect that these fuels are
unlikely to be fully net zero emissions on a lifecycle basis over the coming years. While we endeavour to achieve
the guiding principle proposed by the FMC, we may
initially consider fuel pathways with a lesser emission
reduction with consideration to factors such as supply,
availability of technology and regulatory developments
from the IMO.
2.Subject to the availability of technology, supply, safety
standards and a reasonable price premium.
3.Relative to IMO’s 2008 baseline.
4.A range of fuels and technologies are likely to comprise
shipping’s “end state”, which may also include drop-in
biofuels, bio/e-LNG and even fossil fuels which may be
complemented by carbon capture technology.
5.Where Rio Tinto manages the freight (excluding free on
board shipments).
Procurement
Upstream Scope 3 emissions from
procurement were 22.2Mt CO2e (excluding
business travel) in 2024, split between
purchased fuels, goods and services.
The goods and services are further divided
between emissions related to operational

Procurement decarbonisation
targets
–Engage with 50 of our highest-emitting
suppliers on emissions reduction,
focused on driving supplier accountability
for setting and delivering against their
decarbonisation targets.
–Implement decarbonisation
evaluation criteria for new sourcing in
high-emitting categories[1].

expenditure purchases (such as caustic,
explosives, coke, pitch) of 14.8Mt CO2e,
and capital expenditure purchases (such
as machinery, electrical equipment) of 3.0Mt
CO2e. Due to the nature of our businesses,
many of our purchased inputs are from hard-
to-abate sectors, such as caustic, coke, pitch
and steel.
In accordance with Rio Tinto’s stated position
to put the energy transition at the heart of our
strategy, in 2024 we launched our
Sustainable Procurement Principles and
revised Supplier Code of Conduct, outlining
the expectations we have for ourselves and
our suppliers to strive to ensure that the
procurement of our goods and services
aligns with our commitment to strive for
impeccable ESG credentials and responsible
business practices. We expect our suppliers
to share this commitment to environmental
responsibility.
We work with more than 20,000 suppliers
across complex multi-layered supply chains.
To address upstream emissions, we are
taking a systematic approach, prioritising
engagement with 50 of our highest-emitting
suppliers (representing over 40% of our
procurement-related emissions), and
referencing decarbonisation as evaluation
criteria for new sourcing in high-emitting
categories. The prioritisation of suppliers and
categories followed the assessment of the
sources of emissions across the Global
Procurement portfolio (and available
abatement pathways) and deliberately
focuses our efforts on the largest sources.
Ongoing refinement of the measurement and
reporting methodology will inform our
priorities in future.
In 2024, we issued a baseline questionnaire
to inform our engagement with 50 high-
emitting suppliers, and returned a 100%
response rate. We validated and discussed
responses in follow-up supplier
engagements with a focus on understanding
maturity, opportunities for partnership and
improvement opportunities. We have now
developed and implemented decarbonisation
criteria to evaluate new sourcing in high
emissions categories.
In 2025, we will sustain and deepen
engagements with the 50 high-emitting
suppliers, building on 2024 engagements
and continue to reference decarbonisation
criteria to evaluate new sourcing in high
emissions categories.
1.High emitting categories: Raw materials, explosives,
global equipment.

Annual Report on Form 20-F 2024	62	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan

Progress in 2024	Action in 2025
Scope 3 emissions goals and customer engagement We are committed to partnering with customers and suppliers to help achieve their targets earlier, reaching net zero by 2050.
Steel value chain
Existing pathways
–Commissioned lump drying plant using innovative microwave technology in Meishan,
China with Baowu.
–Commissioned low-carbon sintering demonstration facility with Shougang. The facility has proven a ~10%
reduction in CO2 emissions per tonne of sinter and is replicable across the industry.
–Commissioned small-scale carbon capture and utilisation (CCU) pilot facility (100m3/hr) with Shougang.
–Complete construction of large-scale (3,000 m3/hr) CCU facility with Shougang. –Implement learnings on blast furnace burden optimisation and slag recycling to additional steel mills.
Emerging pathways
–Entered into an agreement with GravitHy, an early-stage industrial company in France that will produce ultra-low carbon Hot Briquetted Iron (HBI). We will supply high-grade pellets from IOC and manage the sales and marketing of GravitHy’s HBI production.
–Continue to support early development of low-carbon DRI projects that utilise high-grade iron ore, with a focus on locations that are proximate to our operations.
Future pathways
–Approved spend of US$143 million to build a 1 tonne per hour research and development facility for
BioIron™ in Western Australia. Secured location and progressed detailed design and engineering for the pilot plant.
–Entered into the NeoSmelt collaboration with BlueScope, Australia’s largest steel maker, and BHP to jointly develop Australia’s first Electric Smelter Furnace (ESF) pilot plant. Commenced pre-feasibility study and confirmed the pilot plant’s location in the Kwinana Industrial Area, Western Australia.
–Began lab trials for pelletisation of Pilbara ores with Baowu.
–Completed conceptual studies on building a beneficiation plant in the Pilbara.

–Progress construction of the BioIron™ pilot plant in
Western Australia.
–Complete pre-feasibility study and commence
feasibility study for the NeoSmelt ESF pilot plant,
subject to stage gate approval.
–Undertake ESF trials with Baowu, utilising DRI
produced from pellets containing Pilbara ores.
–Begin next stage of studies and test work for a
beneficiation pilot plant in the Pilbara.

Aluminium value chain
–Digestion improvement technology successfully implemented at one of our bauxite customers’ operations.
–Completed organics technologies overview and opportunity assessment.
–Customer visits completed in Q4 2024 to present the portfolio of control options.
–Supported Pacific Aluminium Operations in looking at options to reduce bauxite moisture, and provided data and input from a customer perspective. A commercially available technology has been identified for a vacuum stockpile drainage system. A pre-feasibility study has been approved for implementation for Amrun’s bauxite.

–Work with a further customer on implementing
digestion improvement technology in 2025.
–Work with select customers to improve organics
management capabilities.
–Continue to support Pacific Aluminium Operations in
progressing technical options to reduce moisture
content in our bauxite.

Shipping
–Progressed to a 39% reduction in emissions intensity (from 37% end 2023; relative to IMO’s intensity baseline year 2008).
–Completed energy saving device installation program across fleet of 17 owned vessels.  Introduced 4 more LNG dual-fuelled vessels into the fleet, bringing our current total to 9.
–In conjunction with the Western Australia–East Asia iron ore green corridor, engaged with industry on a process safety deep dive on ammonia used as fuel and supported a ship-to-ship ammonia transfer trial in Western Australia.
–Improved emission transparency using actual voyage data for over 95% of our cargo shipments for which we manage shipping, achieving our target.

–Accelerate energy efficiency drive, including through
incentivising value-accretive energy saving device
installations on chartered vessels.
–Partner with stakeholders to progress economic
frameworks for the development of the Western
Australia-East Asia iron ore green corridor.
–Mature ammonia health, safety, environment and
communities (HSEC) risk and control framework,
ahead of potential ammonia dual-fuel vessel charter.

Procurement
–Engaged with 50 of our highest-emitting suppliers on emissions reduction, focused on driving supplier accountability for setting and delivering against their decarbonisation targets.
–Implemented decarbonisation as evaluation criteria for new sourcing in high-emitting categories.
–Sustain engagements with 50 high-emitting suppliers. –Continue to embed and sustain decarbonisation criteria in standard processes to evaluate new sourcing in high emissions categories.

Annual Report on Form 20-F 2024	63	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Capital allocation and investment framework

Total decarbonisation spend[1] $589m (2023: $425m)	Capital expenditure, investments and carbon credits $283m (2023: $191m)	Operational expenditure $306m (2023: $234m)

Decarbonisation spend refers to the total cost of delivering our global decarbonisation projects, nature-based solutions and carbon credits, and select scope 3 activities. Expenditure must be incurred for decarbonisation purposes and can be either capital or operating in nature, based on financial accounting principles.
1.Total decarbonisation spend includes costs related to the purchase of offsets, renewable energy certificates, decarbonisation team costs and external decarbonisation investments.

Decarbonisation investment is derived from
the Group’s capital allocation framework and
aligned to our 2025 and 2030 Scope 1 and 2
emissions targets. We make decisions under
a dedicated evaluation framework which
considers the following:
–impact of the investment on shareholder
value and asset cost base
–level of emissions abatement
–maturity of the technology and
delivery risk
–competitiveness of the investment as per
the marginal abatement cost curve
(MACC) and external benchmark
–policy context
–alternative options on the pathway to net
zero.
We also assess projects against our
approach to a just transition, with
consideration to the impact on employees,
local communities and industry. In line with
our other investment decisions, governance
of decarbonisation investments depends on
the nature and size of the project.
Using this framework, we maintain our
capital expenditure guidance of $5-6 billion
between 2022 and 2030 and $0.5-1 billion in
the period 2024-2026. This includes
voluntary carbon credits and investment in
nature-based solutions projects but excludes
the cost of carbon credits bought for
compliance purposes. We are also
transitioning many of our significant fossil
fuel contracts into various commercial
contracts for renewable PPAs and biofuels.
Rio Tinto applies an internal cost of carbon
when making our investment decisions. This
includes current legislated carbon penalties,
which apply to approximately half of our
emissions, principally in Australia and
Canada, plus future policies that could be
introduced in the regions where we operate.
See page 44 for more detail on our carbon
prices used in our climate change scenarios
and page 73 for our Scope 1 emissions
covered by emissions-limiting regulations.
Our decarbonisation project portfolio is
constantly evolving as new projects are
added following further technical and
commercial assessment. We are targeting
a value accretive pathway to 2030 across the
portfolio.  The large scale investment in zero
emissions technologies that is needed to
progress towards our net zero target
will require global carbon pricing or
green premiums.
2030 decarbonisation spend
Our target to reduce emissions by 50% by
2030 relative to 2018 levels remains
unchanged. We see decarbonisation as a
key business imperative to manage our
exposure to volatile fossil fuel prices and to
mitigate the impact of inflationary carbon
penalty costs. Meeting our 2030 targets will
diversify our energy portfolio away from
volatile, globally traded fossil fuels and
towards structurally secure, long-term, cost
efficient, low-carbon alternatives.
As per our 2023 climate change-related
reporting, we believe achieving this will
require less capital investment and an
increasing number of commercial
partnerships than expected when we set our
targets in 2021.
To further accelerate our emissions
abatement, we will take advantage of
non-capital-intensive solutions that can be
ready in the market this decade and avoid
lengthy project development schedules.
We anticipate that approximately 90% of our
abatement by 2030 will be delivered by non-
capital intensive solutions, including several
renewable PPA contracts executed over the
past 12 months.
For projects delivering on our 2030
abatement target, we anticipate incremental
operating expenditure at a portfolio level to
be breakeven, before application of carbon
costs and savings. A significant amount of
abatement will be delivered through entering
into PPAs that can be cost-neutral or offer a
cost saving relative to the fossil fuel
alternative. This is offset by other contracts
such as biofuels where we anticipate a cost
premium will prevail this decade.
We also continue to make ongoing
investments in studies, pilots and
demonstration plants targeting long-dated
and uncertain carbon reduction outcomes.
Operational expenditure varies year on year,
but across the decade we anticipate on
average annual spend to be in the order of
$0.2-$0.3 billion.
Pre-2030 abatement projects are
predominantly expected to be delivered
through non-capital-intensive solutions
and proven technologies, while post-2030
abatement projects are generally
characterised as high-cost, capital-intensive
projects that require industry breakthroughs.

Annual Report on Form 20-F 2024	64	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Just transition
We acknowledge that the low-carbon
transition requires substantial investment and
significant changes to our current energy
systems and supply chains. These transition
activities introduce new social risks and
opportunities to host communities,
employees, contractors and customers, and
have the potential to disproportionately affect
those that are most vulnerable to change.
Through our Human Rights Policy we have
committed to “support a low-carbon transition
that is rights-respecting, socially inclusive
and just”. We will embed just transition
principles into our decarbonisation strategy,
working to minimise impacts and optimise
socioeconomic opportunities.
Our progress on our 2024 commitments was
largely through establishing strong
partnerships and working transparently with
local communities.
Partnering to facilitate a
just transition
The quantum of minerals needed to realise
the global energy transition will require new
mines, many of which will be located on the
lands of Indigenous or land-connected
peoples, or in vulnerable socioeconomic
regions. Large areas of land will also be
required for developing renewable energy
projects. Respectful and ongoing
engagement will be at the centre of these
new developments.
In Australia, our agreements with the
Yindjibarndi Energy Corporation and
the Ngarluma Aboriginal Corporation
are the first Indigenous partnerships in
our renewable energy portfolio, and
are important pathways into future
energy projects.
We also have a growing portfolio of
nature-based solutions projects, where
we work with local partners to deliver high
integrity projects which foster positive
outcomes for people, nature, and climate.
These partnerships are co-designed with
communities to secure resilient and
improved livelihoods through the protection,
sustainable management, and restoration of
nature.
Managing impacts and
opportunities
When we make decisions on
decarbonisation projects across our work
streams (eg renewables, diesel transition,
nature-based solutions) we aim to optimise
environmental and social outcomes, while
effectively managing expected and
unintended impacts.
For communities more broadly, our Group
social investment framework has an
“economic opportunity and just transition”
investment pillar supported by the regional
economic development framework. There
are multiple projects underway worldwide to
strengthen regional economic diversification
and equip communities to tackle the
challenges of climate change. Through the
social investment reporting system, data is
already collected around how we contribute
to “stable, beneficial work and economic
opportunities” and delivering “diverse,
inclusive and secure economies”.
We also apply local and Indigenous
participation requirements throughout our
energy and other procurement processes.
This ensures that local and Indigenous
employment and procurement are optimised,
thereby building capability within these
groups to take advantage of transition-
related opportunities.
For our workforce, this means we need to
support affected employees to transition
to other opportunities either within our
business, with other resource companies
in different locations, or to new
industries altogether.
As an example, the introduction of the
ELYSIS™ technology in Canada or battery-
electric haul trucks at our mines will create
an ecosystem of new opportunities and jobs.
We will work closely with our employees and
host communities to plan for these changes.
Engagement and
transparency
We are currently rolling out an annual
sentiment survey through our Local Voices
program which was initiated in 2023. This
survey includes questions around climate
change and communities’ understanding of
the potential impacts and opportunities
associated with decarbonisation.
We also facilitate civil society organisation
roundtable events in 3 locations each year.
These events provide a space for
engagement around our work towards a just
transition.
Action in 2025
Our future actions will focus on the following
objectives:
–further embedding just transition
principles and commitments into our
project decision-making processes
–better understanding the social impacts of
our decarbonisation strategy
–providing greater transparency for
workers and communities affected by our
transition activities.
Climate policy
and advocacy

We support the goals of the Paris
Agreement to pursue efforts to limit the
global average temperature increase to
1.5 degrees, and do not advocate for
policies that undermine this or discount
Nationally Determined Contributions. Our
high-level policy positions are:
–Business has a role to play in climate
policy development; this should be
effective, fair, pragmatic, market-
based and support free trade.
–Carbon pricing is the most effective
incentive for business to reduce
emissions, but may not be sufficient
for hard-to-abate parts of our carbon
footprint (for example carbon anodes,
minerals processing).
–Climate policy should not undermine
competitiveness and result in carbon
leakage - carbon border adjustment
mechanisms or alternative policies are
necessary.
–Other policy tools are necessary to
decarbonise minerals and metals:
grant funding and tax incentives for
research and development; product
standards and procurement
obligations to drive the deployment of
pre-commercial technology.

While business has a vital role in managing
the risks and uncertainties of climate change,
governments can support the challenge by
providing enabling frameworks, including
policies and programs, which increase
momentum to shared net zero goals.
Rio Tinto’s direct engagement on climate
policy is underpinned by the climate
commitments and principles which represent
a guide to the positions taken in both direct
and indirect advocacy. Overall advocacy
positions will balance the commitment to
these principles and the climate targets set
with the need for an efficient permitting
process that is essential for project
development. This includes projects that
decarbonise our operations or those that
produce transition materials and support
local communities and jobs in the regions
where we operate.
We actively engage on climate and energy
policy with governments, industry and civil
society in the countries where we operate in
different ways to help shape policy,
regulation and frameworks. We post all
standalone submissions to government
consultation processes on our website.

For more information on our climate position and advocacy, see riotinto.com/ climateposition

Annual Report on Form 20-F 2024	65	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
We encourage industry associations to align
all climate related advocacy with the goals of
the Paris Agreement. We publish our review
of the climate advocacy of industry
associations annually.
Our approach to policy advocacy has been
informed by our regular engagement with
investors and stakeholders.
Our climate related advocacy is focussed on
policy and other measures which enable
decarbonisation of operational emissions,
production of metals and minerals required
for the energy transition and support for the
goals of the Paris Agreement.
Below are examples of the focus areas and
objectives for engagement on key climate
policy areas.
Industry associations and civil
society
Industry associations and civil society
organisations play an important role in policy
development and reform.
Industry associations’ views will not always
be the same as ours, so we periodically
review our memberships in individual
associations. This assessment may include:
–the purpose of the association and the
value the membership may provide to our
business and our investors
–appropriate governance structures within
the industry association policy positions
and advocacy of the industry association.
Where our membership is significant, we will
work in partnership with industry associations
with the aim of aligning these policy positions
with our climate and energy policy. Where
significant differences in policy positions arise
we may:
–provide greater clarity on our own policy
positions, through standalone direct
company submissions on policy issues or
direct engagement with policy makers
–work as part of that industry association
to understand alternative points of view
and to seek common ground or seek a
broader balanced response to areas of
difference
–seek a leadership position in the
governance body of that industry
association to further influence the
policies and perspectives of that
association, or
–suspend our membership, if it seems
formal dialogue processes undertaken for
more than 12 months will not resolve our
differences in positions. In making this
decision we would also consider other
benefits (unrelated to climate change)
membership of such associations brings
to our business, our investors and other
stakeholders.

For more information for more information on our work with industry associations, including our review of their climate change advocacy activities, see riotinto.com/ industryassociations
Climate policy and
advocacy governance
Our Climate Policy and Advocacy team
engages with industry associations, civil
society organisations, investors, government
bodies, and other stakeholders on climate-
related policies, regulations, and reporting.
Submissions to direct government
consultations on climate related policy are
typically developed by this team in
conjunction with subject matter experts or
decarbonisation project leads, reviewed by
our government relations and legal teams,
and then approved by the relevant country
Director or senior executive.
The Board approves our positions on climate
change policy, our approach to engaging with
industry associations and our annual review
of indirect advocacy. Management is
responsible for comparing our positions with
those of individual industry associations on a
“comply or explain” basis.

2024 Activities
Decarbonising energy systems
Government’s sectoral decarbonisation plans and policies should support investment certainty and drive an orderly transition of energy systems while supporting operational decarbonisation
through the delivery of sufficient supply of competitively priced, reliable, low-carbon energy.

–In Australia, we participated directly and indirectly through industry associations in the development of the Electricity and Energy Sector Plan and conducted extensive engagement with a range of government bodies on the critical role of renewables in our operational decarbonisation pathways.
–In Canada, we had industry-level discussion with Federal and Territory authorities on the importance of clean energy for the development of critical mineral mining projects. We have also proposed the expansion of inter- and intra-provincial power lines to provide renewable electricity for projects needed for the low-carbon industrial transition, as well as for the clean electricity tax credit to include intra-provincial power lines.

Development of carbon pricing schemes to support
the transition
In the absence of global carbon prices, country level carbon pricing or emissions reductions schemes must balance shared
net zero emissions with competitiveness of our operations and risks of carbon leakage.

–We supported the transition of British Columbia’s carbon tax scheme to an output-based pricing scheme while ensuring the competitiveness of our recently modernised aluminium smelter in Kitimat. Through industry associations, we also supported the use of high-quality regulated credits as an additional tool to meet compliance obligations and to support emissions reduction outside the scope of the Quebec Cap-and-Trade System.

Development of a sustainable low-carbon liquid fuels
industry
Displacing diesel use requires a range of options, including fleet electrification and the use of renewable diesel alternatives.
Government policies are required to support the development
of a competitive and sustainable low-carbon liquid fuels market.

–We published a briefing paper on Transitioning our Diesel Fleet, including outlining policy support required.
–In Australia, we advocated for supply side mechanisms to support the development of a competitive renewable diesel market in our submission to the Future Made in Australia: Low
Carbon Liquid Fuels consultation process, and the development of sectoral decarbonisation plans, and provided technical input into the development of an Australian renewable diesel standard.
–We submitted support for the development of a new Australian Carbon Credit Unit methodology to incentivise sustainable biogenic feedstock projects in Australia.
–We advocated for reporting frameworks that enable recognition of emissions reduction from biofuels use and certification of full value chain carbon intensity.

Annual Report on Form 20-F 2024	66	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan

2024 Activities
Progressing decarbonisation plans for the aluminium industry
Decarbonisation of hard to abate energy intensive processing activities requires significant investment in technology
development and deployment, and support which ensures global competitiveness of these sectors through the transition in the absence of a global carbon price.

–In Australia, we undertook extensive engagement with state and federal government departments to increase awareness of the aluminium value chain, decarbonisation pathways and economic considerations. We advocated for support for the transition and decarbonisaton of these industries in our submissions to the Future Made in Australia: Unlocking Green
Metals Opportunities consultation and the development of the Industrial Sector
Plan (ongoing).

Climate-related financial reporting
We support the development of frameworks that encourage
transparency and provide the key disclosures required for investors and other external stakeholders to compare progress against climate ambitions, enhance competitiveness in global markets, attract investment and accelerate the transition of economies.

–We provided feedback by our Australian industry associations on Treasury’s Exposure Draft
Legislation and the AASB S2 Exposure Draft supporting alignment with international standards to balance increased transparency with efficiency of reporting and comparability of data.

Providing the materials and minerals essential to the energy transition
–In Australia, we advocated for the inclusion of copper, aluminium, alumina and bauxite into
Australia’s revised Critical Minerals List as they are central to the clean energy transition
(high-purity alumina was already on the list). Subsequently, aluminium and copper were included in a newly formed Strategic Materials List.
–In Canada, we advocated for the inclusion of high purity iron ore on Canada’s Critical
Minerals List as a key input into low-carbon steel manufacturing.

Additional areas of focus for 2025
Growing demand for low carbon products
–We will engage with the Australian government’s development of the Renewable Energy and
Product Guarantee of Origin certifications, to promote transparent and consistent disclosure of carbon intensity.
–We will engage with the government of Quebec through public consultation on the future of the Cap-and-Trade scheme in Quebec, and support the inclusion of indirect emissions in the
EU Carbon Border Adjustment Mechanism to support the production of low carbon aluminium.

Physical climate risk and resilience
We will continue to enhance our resilience to
a changing climate, aiming to ensure the
long-term viability of our assets, our people,
communities and broader value chains.
We will:
–Monitor risks across our operations and
adapt our processes to make sure our
sites are managed responsibly and safely
for our people, surrounding communities,
and the environments we work in, now
and in the future.
–Undertake physical climate risk financial
modelling and enhance the accuracy and
completeness of the data used for the
analysis where possible.
–Refine our physical resilience program
based on the outcomes of the physical
risk analysis.
Physical climate risk refers to the negative
effects of extreme weather and changing
climate conditions, classified as 2
main types:
–Acute climate risks: Sudden, severe
events like tropical cyclones, wildfires,
heatwaves, extreme rainfall, flooding, and
hail. These can disrupt operations, damage
infrastructure, impact communities, and
increase operational costs.
–Chronic climate risks: Gradual changes
such as rising sea levels, increasing
temperatures, and altered precipitation
patterns. These can reduce resource
availability, increase costs, affect
productivity and workforce health, and
impact supply chain resilience.
Building resilience involves anticipating,
adapting to, and recovering from these impacts
to ensure the long-term viability of assets,
people, communities and value chains.
Our strategy and approach
Our approach to physical climate risk and
resilience is centred around 4 pillars that
guide our risk management and our work on
adaptation:
1. Weather/climate analytics
and insights
Across the Group, we use advanced weather
and climate data products. These include
short-term weather forecasts and severe
weather forecasts that aid in operational
planning and emergency responses. Climate
outlooks support mine planning and
resilience by providing insights into rainfall
and cyclone patterns. Catastrophe modelling
estimates financial impacts from extreme
events. Long‑term climate change
projections assess future extreme events
and inform risk and resilience assessments,
operational strategies and financial planning.
Climate change projections are available for
every site in our portfolio (including non-
managed assets). Down-scaled climate
change projections are available for over 60
climate change variables and future emission
scenarios from the IPCC Coupled Model
Intercomparison Project 5 and 6 (CMIP5 and
CMIP6). We have completed flood risk
modelling for 100% of our managed and
non-managed assets. These span present-
day, medium and long-term time horizons.
2. Physical risk identification
and assessment
Our approach to quantifying and assessing
physical risk covers individual assets
(bottom-up) and Group level (top-down). We
first identify climate risks and opportunities
across varying time horizons and emission
scenarios. Next, we evaluate their potential
financial and non-financial consequences
and likelihood, then we prioritise these risks
by materiality for effective risk management
and appropriate resource allocation. This
process is integrated within the Rio Tinto
Risk Management Information System. The
scope of our assessments includes our
operations and the environments in which we
operate, our people, the communities who
host us and our supply chain.
3. Resilience planning and adaptation
Our resilience planning identifies the most
appropriate resilience measures to manage
climate risks and adapt to them. We
comprehensively evaluate an investment
decision before funding is approved. This
includes prioritising projects and engaging
key stakeholders to seek alignment on the
investment and its implementation.
4. Monitoring and evaluation
We actively and regularly monitor risks, with
clearly defined roles and responsibilities. We
continually evaluate the latest generation of
climate change data and emerging
technologies to assess the risk profile of our
assets and infrastructure over time. Where
we have identified a material change to the
economic, social, environmental or physical
context of the risk, we revisit the assessment
process.

Annual Report on Form 20-F 2024	67	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Risks and impacts
We have identified 8 Group-level material physical climate risks.
The table below takes into account both the short-term risk that could emerge during current operations and the long-term risk associated with climate change.

Key	●	Short term (0-2 years)	●	Medium term (2-10 years)	●	Long term (10+ years)

Risk, impact and time horizon	Environmental triggers	Risk management
Tailings storage facility (TSF) containment breach/failure due to geotechnical instability or significant erosion event ●●	Extreme rainfall, flooding
Our facilities comply with local laws and regulations and have risk management protocols in place, including a Group safety standard for tailings and water storage facilities. We regularly update this standard and undergo internal and external assurance checks. Our operational TSFs have, or are developing, tailings response plans and follow strict business resilience and communications protocols.

Water shortages, supply and availability impacting operations and production, water treatment and environmental compliance, dust control and community relations ●●	Rainfall, temperature
We use a water risk framework to identify, assess and manage water risks across our portfolio of managed operations (see page 36). The framework requires us to consider whether sufficient water is available to supply both our operational demands and the demands of other stakeholders within the broader catchment. We apply rigorous standards and processes to ensure effective controls are in place at all sites. This includes our Group water quality protection and water management standard, and a standardised Group water management control library which describes all controls identified to manage our water risks. Asset-specific climate change risk and resilience assessments further enable continued improvement of water risk management over time.

Damage to critical coastal infrastructure (shipping berths, ship loaders, stackers/reclaimers, conveyors) resulting in operational and supply chain disruption ●●●	Tropical cyclone/storm, wind, storm surge
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

Damage and outages of critical
electrical (motors, generators,
cooling systems) and power
(substations, transformers,
transmission lines) infrastructure
leading to operational downtime
and damage to equipment
●●●
Tropical cyclone/storm, extreme rainfall, flooding, extreme temperatures, lightning
Electrical and power infrastructure is designed in accordance with local engineering and design standards and internal electrical safety standards and is considered in our asset-specific climate change risk and resilience assessments. Flood risk modelling
(surface water, riverine and coastal inundation) incorporating future climate change projections has been completed across our portfolio of managed and non-managed operations.

Damage to critical mining and production infrastructure (eg fixed plant, conveyors) resulting in operational disruption ●●●	Tropical cyclone/storm, extreme rainfall and/or flooding
Critical mining and production infrastructure is designed in accordance with local engineering and design standards and considered in our asset-specific climate change risk and resilience assessments. Assets located in tropical cyclone-affected regions have appropriate controls to minimise damage and operational downtime. Flood risk modelling incorporating future climate change projections has been completed across our portfolio of managed and non-managed operations.

Health and safety and productivity of workforce resulting in reduced productivity, dehydration and impaired ability to work safely and efficiently ●●	Extreme heat
Controls are in place to manage the risk of extreme heat for our workforce, including adequate acclimatisation prior to starting work. Those undertaking high-risk heat tasks are monitored daily for signs or symptoms of heat illness and stress. Operator checklists ensure adequate hydration and work area management. Provision is made for cool rest areas with access to cool drinking water. Our workforce is able to self-
pace their workload ensuring regular breaks.

Disruption to transport routes (maritime, rail, air and road access) and supply chain (supplies and critical spares and access to direct customers) ●●●	Tropical cyclone/storm, extreme heat, extreme rainfall, flooding
We are working to better understand the interdependencies across our entire operation.
We operationalised analytics that provide real-time natural hazard impacts for over 50%
of our tier 1-3 goods suppliers. Being alerted to potential supply disruption in real-time allows our teams to make informed decisions to reduce supply chain disruption. This work aims to identify critical components of our product group supply chains and manage the potential adverse impacts from physical climate risk.

Acute and chronic climate change impacting closure objectives ●●	Tropical cyclones/storm, temperature, rainfall, flooding, sea level rise
We consider these impacts when planning and executing closure. We use latest-
generation climate change projections specific to the site to inform appropriate landform design, water management and vegetation selection. This is to support modelling per local regulatory requirements and internal closure standards. Ongoing and regular monitoring and maintenance of the site is essential to ensure the effectiveness of closure measures, including monitoring water quality, soil erosion, vegetation growth and any potential contamination or instability issues.

Annual Report on Form 20-F 2024	68	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Modelling financial exposure to
physical climate risk
In 2022, we launched the Physical Resilience
Program, starting with resilience assessments
in the Pilbara and Saguenay–Lac-St-Jean. In
2023, we expanded to a Group-wide
assessment to understand climate risks and
financial impacts. We continue to improve
financial risk modelling and enhance asset-
level climate resilience assessments.
We update our scenario analysis for physical
risk assessments in line with our strategic
planning cycles or when there are significant
changes to our assets or sites. This year,
there have been no material changes to our
business or operations, so our current
assessment remains relevant. However, we
have revised our assessment to confirm our
business remains resilient to the identified
physical risks.
Our climate physical risk modelling analysis,
performed in collaboration with Marsh,
estimated the expected financial losses from
damage to individual assets, across various
time horizons and emission scenarios
caused by physical climate hazards. This
analysis used modelling from XDI (Cross
Dependency Initiative). Losses associated
with business interruption or productivity loss
were excluded due to the complexity of our
value chain and the increased subjectivity of
loss attribution.
This modelling process and methodology
considers the following:
1)Asset portfolio: Includes a significant
breadth of assets, including mining assets
and critical infrastructure components
integral to our operations. Only active
industrial and mining facilities were
modelled, including non-managed
operations. Corporate offices and remote
operation centres have been modelled
but are not presented in this analysis.
Assets in our closure portfolio have not
been modelled, but are considered in
bottom-up physical risk and resilience
assessments.
2)Climate scenarios, time horizons
and hazards:

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
considered a worst-case
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
3)Annualised damage (AD): The output of
the modelling is calculated for each asset
under various climate scenarios, time
horizons and hazards. AD, expressed as
a percentage, represents the expected
average annual damage to an asset
attributable to climate-related hazards
relative to a fixed value
(eg $1 million). As such, an AD of 0.5%
would mean that for every $1 million of
exposure, $5,000 could be damaged, on
average, in any given year.
Asset-specific outputs have been
aggregated to the site, region and Group
level. Risk categorisation is based on the
AD values, with thresholds set at <0.2%
for low AD risk, 0.2-1% for medium AD
risk, and >1% for high AD risk.
Estimates consider a stationary “do
nothing” approach for our operating
assets and do not consider present or
future controls, or adaptation or resilience
projects that will likely materially impact
our AD cost.
Annualised damage risk scores
At the Group level, present day AD losses fall
within the initial range of the medium AD risk
category (0.2-1%). Considering projected
future emission scenarios by 2050, we
expect increases in AD. This places the
Group’s AD in the intermediate range of the
medium AD risk category, potentially
exceeding a two-fold rise from present
values.
Currently, across 9 core climate geographies
where we operate, the risk of AD is low in 3
regions, medium in 5 and high in 2. Notably,
sites in Asia, the Middle East and Guinea are
the primary contributors to the highest risk
classification. In both the intermediate and
high emissions scenarios, by 2050, eastern
Australia and New Zealand are also
expected to be classified as high risk with up
to a four-fold increase in AD. This is
principally due to the potential effects of
coastal inundation, surface water flooding
and cyclonic winds. Other notable increases
in risk are in Europe and the Middle East (an
approximate 60% increase). The risk trend in
Asia is steady through time.
In assessing the risk of various hazards
under different emissions scenarios
projected for 2050, there is a notable shift in
the risk profile for various perils across our
operating sites. The number of sites at risk
from coastal inundation, riverine flood and
surface water flood increase under both
future emission scenarios. Of all hazards,
riverine flood sees the largest increase by
2050 under a high emissions scenario. The
number of operating sites at risk from
cyclonic wind, extreme wind, forest fire,
freeze-thaw and soil subsidence is not
expected to materially change with future
emissions scenarios.
Considerations and limitations
Our climate physical risk modelling
acknowledges limitations and uncertainties
due to the dynamic nature of the Earth’s
climate and unpredictable future GHG
emissions. These models represent plausible
futures, not predictions, and are useful for
assessing risks and informing strategic
decisions.
The accuracy of our analysis depends on the
quality of asset data and assumes no
changes in operations or design standards.
Each asset is assigned an archetype, which
may not fully capture its unique
characteristics, affecting the risk profile.
This analysis is iterative, evolving with new
insights and projections. We plan to update it
regularly to reflect changes in our asset base,
guiding our physical resilience program.

Annual Report on Form 20-F 2024	69	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Annualised damage risk | Group and regional

		Intermediate emissions scenario			High emissions scenario
	Present	2030	2040	2050	2030	2040	2050

Rio Tinto Group

Africa

Asia

Australia East and New Zealand

Australia West

Canada East

Canada West

Europe and Middle East

South America

US

Low risk (<0.2%)	Medium risk (0.2-1%)	High risk (>1%)

We remain resilient to identified physical climate risks due to our robust adaptation and resilience measures. See page 158 for more on our resilience to physical risk impacts.
2024 progress
Throughout 2024, we made progress on
managing and adapting to our physical
climate risks.
–Global Industry Standard on Tailings
Management (GISTM): In accordance
with GISTM guidelines, we continue to
make progress on the climate resilience
assessment process for our tailings
storage facilities (TSFs). This approach
tests the design basis of each TSF
component, considering future
climate change. We have completed
assessments for high priority TSFs
and are continuing to progress with
assessments for all remaining facilities,
which are expected to be completed by
August 2025.
–Supply chain: This year, we
operationalised analytics that provide
real-time natural hazard monitoring for
50% of our supply chain (tier 1-3 goods
suppliers). Being alerted to potential
supply disruption in real time provides our
teams with the opportunity to make
informed decisions to reduce supply
chain disruption.
–Water supply: In 2024, we continued to
enhance our water risk management by
evaluating our ability to maintain a reliable
power supply from external hydropower
providers. This includes assessing power
generation and electricity transmission. To
support this, we conducted a climate risk
assessment at our ISAL smelter.
Action in 2025
In 2025, we will progress our bottom-up
physical risk and resilience assessments
across our operating sites and TSFs, in
accordance with the GISTM. We will
continue to refine and enhance the data
inputs and estimates used in our modelling to
generate more accurate and meaningful
results that will help focus our activities in
2025 and beyond.
–Extension of Value at Risk (VaR)
analysis/financial risk: We advanced
the Global VaR top-down risk assessment
with more detailed financial risk modelling
at a product group level. We have
completed the assessment of our Iron
Ore product group and have started work
on the Aluminium product group and
expect to complete this in 2025. In
addition to asset damage, the product
group level assessment also evaluates
the impacts of business interruption on
Group revenue.
–Bottom-up risk assessments: Asset-
level climate resilience assessments are
advancing across all product groups as
part of a broader multi-year program. In
2025, we plan to perform a
comprehensive review of the
methodologies and governance
processes supporting climate risk
management and resilience measures.
This will focus on strengthening the
integration of climate resilience analysis
and planning into asset-level risk
assessment frameworks and processes.
–Water supply: In 2025, we will conduct 2
climate risk assessments on non-
managed hydropower supply for the
NZAS and Bell Bay aluminium smelters.
We will also assess our water supply at
our operations in Gladstone.

For more information on physical risk and resilience, see riotinto.com/climaterisk
Climate-related
governance
The Board
The Board has ultimate responsibility for our
overall approach to climate change. This
includes the oversight of climate-related risks,
opportunities, strategy, projects, partnerships,
physical resilience, engagement, reporting,
and advocacy as per the Schedule of Matters.
Climate change and the low-carbon transition
present material risks and opportunities for our
business, forming a key part of our strategy
and ESG objectives. The Board approves our
overall strategy, policy positions, and climate
disclosures within this report, delegating
specific responsibilities to committees and the
Chief Executive. These factors are considered
in strategy discussions, risk management,
financial reporting, investment decisions, and
executive remuneration.
The Board regularly receives updates on
climate-related matters at board meetings. The
CFO presents a performance report, including
a dashboard of KPIs and a detailed
decarbonisation scorecard covering, but not
limited to, operational emissions, offsets,
abatement projects and Scope 3 emissions.
In the past 12 months, the board agendas
have included climate-related items, such as
discussions on the Boyne Smelter repowering
solutions and NZAS electricity arrangements.
The Board balances environmental goals with
financial and social implications. For example,
we secured 2.2 GW of renewable energy for
the Boyne Island smelter through PPAs.
Although the Pacific Aluminium Operations
average is in the 4th quartile of the aluminium
cost curve, repowering the smelter should help
it move lower down the cost curve. This
decision highlights the trade-offs between
advancing decarbonisation goals and
supporting local employment in the Gladstone
region. Climate-related matters are also a key
part of the biannual strategy sessions.

Annual Report on Form 20-F 2024	70	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
In 2022, our shareholders supported the CAP
put forward to them by the Board, in a non-
binding advisory vote on our ambitions,
emissions targets and actions to achieve
them. The Board further committed to
repeating this vote every 3 years, at a
minimum, unless there were significant
changes in the interim, in which case the CAP
would be returned to the next immediate AGM.
The principles which formed the basis for the
development of the 2025 CAP were presented
to the Board in October and approved as part
of the Annual Report preparation and review
process.
Progress against commitments in the
CAP is reported once a year to our
stakeholders via the climate disclosures in
the Annual Report. These disclosures are
supplemented with briefing papers, our
Quarterly Operations Review, press
releases and other reports on our progress.
In addition, we consulted our shareholders
and CSOs during the work to update this
2025 Climate Action Plan.
Given the importance of climate-related
matters, we have specifically considered
candidates with experience in climate and
renewable energy when hiring directors. When
considering the composition of the Board, we
used an external consultant to identify where
we need particular strengths and skills on the
Board in relation to climate and the Group’s
forward strategy. We also request updates from
our Directors biannually regarding any training
they have undertaken, maintaining a register of
this information. We expect our Directors to
remain informed and up to date on relevant
matters.
To further support the Board’s strategic
oversight of climate risk, we also conduct
teach-in sessions for new projects and key
updates on decarbonisation initiatives. These
sessions are focused on strategic priorities
and are also held when critical decisions need
to be made. For example, during the Pacific
Aluminium Operations repowering project, the
Chief Decarbonisation Officer briefed the
Board on our objectives. While these teach-ins
contribute to capacity building, there is a need
for more formal training. We will define
measures taken to further enhance Board
competencies with respect to managing
climate-related matters.

For additional information see our Strategic context and strategy sections on pages 6-7.

Summary of 2024 activities:
–Updated the Group’s operational
decarbonisation pathway and
associated expenditure.
–Engaged with investors and civil society
organisations following the publication
of our 2023 Climate Change Report.
–Approved the 2023 Climate Change
Report and climate-related disclosures
in the 2023 Annual Report notes to the
financial statements.
–Approved the principles for inclusion
in our 2025 CAP.
–Approved various projects that
support the growth in production of
transition materials and our internal
decarbonisation objectives.
–Approved the Group’s strategy and
scenarios, including the use of climate
scenarios and the impact and
opportunities arising from the
energy transition.
–Incorporated new long-term
decarbonisation metrics in the 2024
Performance Share Awards (PSAs) to
incorporate 20% of the award being
based on decarbonisation (People &
Remuneration Committee).
–Approved Group physical resilience
program (Sustainability Committee).

For more information on the Board, their activities and composition see pages 100-118.
Sustainability Committee
The Sustainability Committee is responsible
for the oversight of key sustainability issues
including social and environmental matters
that are impacted by climate change,
particularly those relating to water and
biodiversity. An updated Terms of Reference
has been drafted to reflect these
responsibilities including oversight of
physical resilience to climate change.

For more information see pages 117-118.
Audit & Risk Committee
The Audit & Risk Committee is responsible
for risk management systems and internal
controls, financial reporting processes and
the relationship with the external auditors as
noted in its committee charter. This involves
the oversight of significant issues of
judgement relating to the financial
statements including those relating to
climate, consideration of climate policies, and
stress testing our strategy against selected
scenarios. It also includes appointing and
maintaining our relationship with the external
auditors who assure GHG emissions and
ensure the effectiveness
of the risk management framework.
People & Remuneration Committee
The role of the People & Remuneration
Committee includes the oversight of the
Group’s remuneration structure, including the
use of short- and long-term incentive plans
for the Executive Directors, as reflected in its
charter. This will include performance against
strategic measures linked to decarbonisation.
In 2024, 10% of the short-term incentive plan
(STIP) and 20% of the long-term incentive
plan (LTIP) were weighted towards
decarbonisation, including the progress of
our carbon abatement projects. See pages
119-145 for four 2024 remuneration
outcomes and the incorporation of climate-
related measures in the STIP and LTIP.
Management role
Investment Committee
The Investment Committee reviews and
approves the Group’s capital expenditure in
relation to abatement projects and climate
change research and development.
Decarbonisation investment decisions are
made under a dedicated evaluation
framework that considers the value of the
investment and impact on cost base, the
level of abatement, the maturity of the
technology, the competitiveness of the asset
and its policy context, and alternative options
on the pathway to net zero. Projects are also
assessed against our approach to a just
transition, with consideration of the impact on
employees, local communities and industry.

For more information see our Capital allocation and investment framework on page 63 for more detail.
Chief Executive and Executive Committee
The Chief Executive is responsible for
delivering the CAP, as approved by the
Board, with the Executive Committee
supporting this role. Risk management,
portfolio reviews, capital investments, annual
financial planning and our approach to
government engagement are integrated into
our approach to climate change and
emissions targets. The annual financial
planning process focuses on the short term
(up to 2 years). The new growth and
decarbonisation strategy is part of the
medium-term planning process.
Remuneration: Our Chief Executive’s
performance objectives in the STIP include
delivery of the Group’s strategy on climate
change. These are cascaded down into the
annual objectives of relevant members of the
Executive Committee, including the Chief
Technical Officer, and other members of senior
management. Decarbonisation is also included
as a performance measure in the STIP and
LTIP as described above. See pages 119-145
for our 2024 remuneration outcomes and the
incorporation of climate-related measures in
the STIP and LTIP.

Annual Report on Form 20-F 2024	71	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
As part of our updated evaluation approach
approved by ExCo and the Board in April
2024, we will hold a decarbonisation review
session once or twice a year as part of the
regular ExCo schedule to discuss the overall
decarbonisation roadmap and abatement
portfolio. This will also cover projects and
investment proposals related to mitigating
Scope 3 emissions. The review session will
consider any future changes to our targets or
commitments should they be necessary.
The Chief Decarbonisation Officer and Rio
Tinto Energy and Climate team will organise
and facilitate the forums, with inputs from our
Commercial team on Scope 3 projects.
Energy and Climate team
In 2022, we established a central team,
Rio Tinto Energy and Climate (RTEC), to
deliver progress on our CAP. This is led by
the Chief Decarbonisation Officer, who
reports to the Chief Technical Officer and is
accountable for all aspects of the CAP. The
RTEC team is structured according to the
main areas of our abatement work that drive
decarbonisation across our operations,
including a Nature-based Solutions team.
Two additional teams complete the RTEC
organisation: a Decarbonisation Office that
monitors and forecasts GHG emissions, tracks
investment decisions and coordinates our
approach to physical climate risks; and a
Climate Policy and Advocacy team that is
responsible for engaging with industry
associations, civil society organisations,
investors, government and other stakeholders
on climate related policies, regulation and
reporting. Rio Tinto Commercial drives the
approach to Scope 3 emissions, given its
responsibility for procurement, shipping and
sales to our customers. The Decarbonisation
Office prepares a quarterly progress report for
the Executive Committee, which includes
operational emissions and progress on
abatement projects and other areas of
our CAP.
Management of climate-related
risks and opportunities
The Board approves our risk appetite and
oversees our material risks, and is supported
in monitoring material risks by the Audit & Risk
and Sustainability committees.
Climate-related risks and opportunities are
integrated in our enterprise-wide risk
management framework. These are identified
by the product group or supporting functions,
then included in the appropriate risk register.
These will be assigned a Risk owner and
evaluated on the maximum reasonable
consequence and likelihood of the risk.
Consequences may include the impact on
Group free cash flow or business value, or
reputation and licence to operate. These risks
are escalated to the appropriate level of
management for oversight and action. See
pages 88-91 for more detail on our risk
management process, emerging risks,
materiality matrix and assessment of
material risks.
We actively monitor and assess the potential
impact of climate risks and opportunities on
our operations and business through scenario
planning. See pages 43 and 66 for more detail
on how we use scenarios to identify climate-
related transition and physical risks and
portfolio opportunities.
Climate change and the low-carbon transition
remain critical emerging risks, with potential
to have a significant impact on our business
and the communities where we operate.
Emerging risks that could materially impact
strategic objectives are incorporated within
our material risks and, where possible, we
develop responses to mitigate threats and
create opportunities for the Group. Climate-
related risks and opportunities linked to
several of these material risks are listed
below:
–2. Preparing our Iron Ore business to
meet the demand for low-carbon steel.
–4. Minimising our impact on the
environments we work in and building
resilience to changes in those
environments, including climate change
and natural hazards.
–7. Delivering on our growth projects.
–8. Achieving our decarbonisation
targets competitively.
–10. Conduct our business with integrity,
complying with all laws, regulations
and obligations.
See pages 91-98 where we have described
the risk or opportunity, the key regions
impacted, our risk management responses,
and the relevant groups with oversight of
each process.
These risks or opportunities, if material, are
linked to one of the above Group material
risks and reviewed on a quarterly basis by
the Risk Area of Expertise and the Risk
Management Committee (RMC). All
employees are empowered to own and
manage the risks that arise within their area
of responsibility. Our Centres of Excellence,
comprising our 2nd line of defence, provide
deep subject matter expertise, for example
steel decarbonisation. Our Internal Audit
function provides independent assurance.
Where required by law, or where deemed
appropriate, we also engage third parties to
provide independent assurance. Where risks
are material to the Group, they are escalated
to the RMC and, as appropriate, to the Board
or its committees.

For more information see pages 88-98 on our approach to risk.
Climate-related metrics
and data
We have established key metrics to help us
track our progress against our decarbonisation
targets, ensuring we are advancing towards a
sustainable and low-carbon future.
Our metrics help us manage and monitor our
climate risks and opportunities including metrics
for transition-related opportunities (the increased
demand for transition materials) provided on
page 46 (transition materials metrics), and
physical risks metrics including the financial
exposure metric and annualised damage metric
detailed on pages 68-69.
We have also disclosed other ESG-related
KPIs, metrics and targets that integrate
with our objective of striving for impeccable
ESG credentials within the respective
Environment, Social, and Governance
sections of this Form 20-F. A summary of
these metrics is found on page 34 with other
Group KPIs on pages 12-14.
Scope 1 and 2 emissions:
Our operational emissions targets are
ambitious - to reduce emissions by 50% by
2030 relative to 2018 levels, reaching net
zero by 2050. Our targets cover more than
95% of our reported Scope 1 and 2
emissions and are aligned with 1.5°C
pathways. We adjust our baseline to exclude
reductions achieved by divesting assets and
to account for acquisitions.
Our definition of net zero applies to our
operational (Scope 1 and 2) emissions on an
equity basis. See pages 49-57 for detail on
how we are reducing emissions in our own
operations.
Scope 1 emissions are direct GHG emissions
from facilities fully or partially owned or
controlled by Rio Tinto. They include fuel use,
on-site electricity generation, anode and
reductant use, process emissions, land
management and livestock. Scope 2
emissions are GHG emissions from the
electricity, heat or steam brought in from third
parties (indirect emissions). This is consistent
with the World Resources Institute (WRI) and
World Business Council for Sustainable
Development (WBCSD)’s Greenhouse Gas
(GHG) Protocol: A Corporate Accounting and
Reporting Standard (Revised Edition) (2015).

Annual Report on Form 20-F 2024	72	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Performance against target: Scope 1 and 2 GHG emissions – adjusted equity basis (Baseline1)

Equity GHG emissions (Mt CO2e)	2024	2023	2018
Adjusted (Baseline) Scope 1 and 2 emissions[2]	30.7	33.9
Carbon credits[3]	1.1	0
Baseline net Scope 1 and 2 emissions	29.6	33.9
Emissions target base year (Baseline, adjusted for acquisitions and divestments)			35.7
See our 2024 Scope 1, 2 and 3 Emissions Calculation and Climate Methodology report and our 2024 Sustainability Fact Book for further detail on our emissions reporting methodology. We engaged KPMG to provide reasonable assurance over the 2024 Scope 1 and 2 data.
Changes to our 2018 baseline include: Review of Scope 1 emissions factors and greater alignment with regional factors specified in government reporting (<1% change to emissions).
Acquisitions and divestments: Addition of Matalco aluminium metal recycling assets into reporting and baseline. Acquisition of Mitsubishi's interest in Boyne Smelters (11.65%), Sumitomo
Chemical's interest in New Zealand Aluminium Smelter (20.64%) and Boyne Smelters (2.46%), taking NZAS equity to 100% and BSL to 73.5%. Equity increase for the Ranger mine to 98.43%.
Divestment of Lake MacLeod Dampier salt operations (removal from the baseline).
1.Rio Tinto share (equity basis) as a Baseline represents emissions from our benefit or economic interest in the activities resulting in the emissions. Emissions accounted for represent current equity and ownership for the full year.
2.The baseline value is based on the current equity in each asset, including zero equity in divested assets. Scope 2 emissions in the baseline are calculated using the market-based method.
3.Carbon credits used towards our 2024 net emissions calculation include Australian Carbon Credit Units (ACCUs) that were retired for compliance for the period 1 January to 30 June 2024 plus a projection of the number of ACCUs we expect to retire for the period 1 July to 31 December 2024. This projection is based on our Scope 1 emissions for the period 1 July - 31
December 2024. Rio Tinto retires ACCUs for liability under the Australian Safeguard Mechanism. Baselines for sites are calculated using known production intensity factors combined with actual reported production. Liability is determined when actual emissions exceed these baselines. Due to the misalignment of timing (Safeguard being July-June), carbon credits reported against the net emissions number include actual ACCUs retired for liability in the Jan-Jun 2024 part of the reported NGER FY24, and calculated liability using actual production and emissions for Jul-Dec 24. For details, refer to the table "Carbon credits retired towards net emissions (equity basis)" in our 2024 Sustainability Fact Book.

2024 actual equity GHG emissions (Mt CO2e)	Scope 1	Scope 2	Total
Consolidated accounting group	13.6	0.6	14.1
Other investee (e.g. investment in associate and joint venture)	9.4	6.3	15.7
Total (equity share method)	23	6.9	29.8
This table is the disaggregation of Scope 1 and Scope 2 GHG emissions between the consolidated accounting group and other investees. The grouping is determined by the financial definitions, but the emissions are calculated using the equity share method and percentages of emissions per site align with the carbon accounting protocol.
Scope 1, 2 and 3 GHG emissions – actual equity basis

Equity greenhouse gas emissions (Mt CO2e)	2024	2023	2022	2021	2020
Scope 1 emissions[1]	23	23.3	22.7	22.8	22.9
Scope 2: Market-based emissions[2]	6.9	9.3	9.6	10.1	10.4
Total gross Scope 1 and 2 emissions	29.8	32.6	32.3	32.9	33.4
Carbon credits[3]	1.1	0	0	0	0
Total net Scope 1 and 2 emissions (with carbon credits retired)	28.7	32.6	32.3	32.9	33.4
Scope 2: Location-based emissions[4]	7.8	7.8	8.2	8.5	8.6
Scope 3 emissions	574.6	572.5	572.3	558.3	576.2
Operational emissions intensity (t CO2e/t Cu-eq)(equity)[5]	6.1	6.8	7	7.2	6.9
Direct CO2 emissions from biologically sequestered carbon (eg CO2 from burning biofuels/biomass)[6]	0.05	0.03	0	0	0
Queensland Alumina Limited (QAL) is a tolling company and is 80% owned by Rio Tinto and 20% owned by Rusal. However, as a result of the Australian Government’s sanction measures,
QAL is currently prevented from tolling for Rusal and Rio Tinto is currently utilising 100% of the tolling capacity at QAL. Our 2024 equity emissions and our 2018 baseline include QAL emissions on the basis of Rio Tinto’s 80% ownership. In 2024, the additional emissions associated with Rio Tinto’s additional tolling capacity were 0.8Mt.
1.Scope 1: Emission factors are consistent with the most applicable national or regional reporting guidance or schemes. For emissions not covered by government reporting, factors from the
Intergovernmental Panel on Climate Change (IPCC) Guidelines for National Greenhouse Gas Inventories are used. A full list of references is included in the 2024 Scope 1, 2 and 3 Emissions
Calculation and Climate Methodology report. In 2024 as part of the implementation of a new GHG reporting tool, the Scope 1 factors for all sites were re-visited. Some adjustments were made to provide greater alignment with government reporting and regional factors.
2.Scope 2: Market-based method counts commercial decisions to purchase the unique rights to renewable energy as zero emissions and applies a residual mix factor (or similar) to the remaining
MWh purchased. The residual mix factor is typically equivalent to the grid intensity with renewable attributes that have been sold removed from the factor. Scope 2 emission factors are consistent with the Australian National Greenhouse and Energy Reporting Measurement Determination 2008 for Australian operations location-based reporting. For non-Australian operations, where possible, factors are sourced from public grid level data or electricity retailers. For market-based reporting, Scope 2 includes the use of renewable electricity certificates (RECs) and all contracts where we have the exclusive rights to the renewable energy attributes.
Market-based emissions reported as zero include Oyu Tolgoi, ISAL aluminium, Resolution Copper, Weipa, Richards Bay Minerals and Kennecott Copper with surrendered RECs. Escondida and
QMM have renewable energy PPA contracts with energy attributes.
3.Carbon credits used towards our 2024 net emissions calculation include Australian Carbon Credit Units (ACCUs) that were retired for compliance for the period 1 January to 30 June 2024
(retired) plus a projection of the number of ACCUs we expect to retire for the period 1 July to 31 December 2024 (planned). This projection is based on our Scope 1 emissions for the period
1 July - 31 December 2024. For details, refer to the table "Carbon credits retired towards net emissions (equity basis)" in our 2024 Sustainability Fact Book.
4.Location-based method reflects the emissions grid intensity of the location which the operation is located and includes the percentage of renewables that make up the total unadjusted grid intensity. Scope 1 and 2 equity emissions total – location-based: 30.8Mt CO2e.
5.Historical information for copper equivalent intensity has been restated in line with the 2023 review of commodity pricing to allow comparability over time.
6.GHG Protocol Corporate Accounting and Reporting Standard recommends disclosure of CO2 emissions from biologically sequestered carbon for transparency. These are from biofuel use and are not classified as our Scope 1 emissions.

2024 actual equity GHG emissions by location (Mt CO2e)	Scope 1 Emissions (Mt CO2e)	Scope 2 Emissions[1] (Mt CO2e)	Total Emissions (Mt CO2e)
Australia	12.9	6.7	19.6
Canada	6.1	0.1	6.2
Africa	0.6	0	0.6
US	0.9	0	0.9
Europe	0.3	0	0.3
South America	0.6	0	0.6
Mongolia	0.2	0	0.2
New Zealand	0.5	0	0.5
Other	0.9	0.1	0.9
Total	23	6.9	29.8
1.This table is a breakdown of Scope 1 and 2 equity emissions. Credits are not included in these values. Scope 2 emissions are calculated using the market-based method.
Note: The sum of the categories may be slightly different to the Rio Tinto total due to rounding.

Annual Report on Form 20-F 2024	73	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan

Scope 1 GHG emissions covered under an emissions-limiting regulation (Mt CO2e), equity based	2024
Total gross global Scope 1 GHG emissions (CO2e) covered under emissions-limiting regulations (Mt CO2e)	19.2
Total gross global Scope 1 GHG (Mt CO2e)	23
% Global Scope 1 GHG emissions covered under an emissions-limiting regulation	83%
Emissions limiting regulations applicable to Rio Tinto are listed in the 2024 Scope 1, 2 and 3 Emissions Calculation and Climate Methodology report.

2024 equity GHG emissions by GHG type (Mt CO2e)	CO2	CH4	N2O	HFCs	PFCs	SF6	NF3	Total
	22.24	0.03	0.06	0.01	0.62	0	0	22.97
Note: The sum of the categories may be slightly different to the Rio Tinto total due to rounding. GHG emissions are the 6 groups of gases we report against as included in the Kyoto Protocol:
carbon dioxide, hydrofluorocarbons, methane, nitrous oxide, perfluorinated carbon compounds and sulphur hexafluoride. Nitrogen trifluoride emissions are not present/applicable in Rio Tinto's inventory.

Total energy use (PJ), equity basis	2024
Renewable electricity generated and consumed [1]	72
Contracted renewable electricity purchased and consumed [2]
–Renewable electricity with surrendered RECs or GOs	23
–Renewable electricity contracted with energy attributes	6
Grid electricity purchased[3]
–Grids that are materially all renewables	76
–Other grids	27
Renewable energy from biomass based fuels	4
Non-renewable energy (generated electricity)	70
Other non-renewable energy[4]	211
Total energy consumed (PJ)	490
Energy consumption includes energy from all sources, including energy purchased from external sources and energy produced (self-generated). Energy reported excludes exports of energy to third parties.
1.Includes our equity share of renewable energy generated and consumed.
2.Contracted renewable electricity is split into energy where we have purchased and surrender Renewable Energy Certificates (RECs), and contracts where we have the unique rights to the energy attributes.
3.Grid electricity includes all grid consumed electricity (grids contain a mixture of renewable and non-renewable energy sources). Energy consumed from grid electricity purchased was 21%.
4.Other renewable energy includes stationary fuels, heat, anodes and reductants.
Renewable energy consumed as per the IFRS S2 Climate Related Disclosures guidance includes renewable energy the entity purchased under PPAs with RECs or GOs surrendered or cancelled, and renewable energy consumed from biomass based fuels. The renewable energy % under this definition is 5%.
Unlike the GHG Protocol, this guidance does not recognise the following as renewable energy: 1) renewable energy contracts where unique energy attributes are contracted without a certificate or 2) where renewable electricity such as our hydro power generation assets supply our sites as it must be supplied specifically with RECs and GOs.
Scope 3 GHG emissions – equity basis

Total equity Scope 3 greenhouse gas emissions (Mt CO2e) [1]	2024	2023	2022	2021	2020
Scope 3 emissions – upstream	29.8	29.5	30.1	32.3	30.4
Scope 3 emissions – downstream	544.8	543	542.2	526	545.8
Total	574.6	572.5	572.3	558.3	576.2
See pages 58-62 for detail on progress made against our Scope 3 targets and objectives and our main actions for 2025. Scope 3 emissions are prepared on an equity basis, taking into account our economic interest in all managed and non-managed operations. Scope 3 emissions are indirect greenhouse gas (GHG) emissions generated as a result of activities undertaken across the value chain. Scope 3 emissions are divided into 15 categories, covering activities both upstream and downstream of our operations. Of these categories, Category 10 – Processing of sold products – accounts for about 94% of the identified emissions across our value chains. For further details, refer to our 2024 Scope 1, 2 and 3
Emissions Calculation and Climate Methodology report.
We engaged KPMG to provide limited assurance on Scope 3 emissions estimates in 2024.
1.To identify and calculate Scope 3 emission sources across our operations, we have used the WRI and WBCSD, Greenhouse Gas (GHG) Protocol: A Corporate Accounting and Reporting
Standard (Revised Edition) (2015), GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2013) and the Technical Guidance for Calculating Scope 3
Emissions (version 1.0).
We estimate the emissions from our customers' processing of iron ore, bauxite, alumina, titanium dioxide, salt and copper concentrate using a combination of internal emissions modelling, regional and industry level emissions factors and production and sales data. Third party shipping and transportation of our products to our customers, intercompany transport of products and transport of fuel and other supplies are also calculated and reported. Emissions associated with the manufacture and supply of purchased and capital goods are included in the Scope 3 inventory.
Scope 3 emissions deemed to be material at Group level are reported on an equity basis as part of our disclosures in the Annual Report and our submission to the Carbon Disclosure
Project. Where there are significant changes to the calculation methodology of Scope 3 categories to improve the maturity and accuracy of reported emissions, an approximate equivalent to the historical reported numbers using the new methodology will be provided.

Annual Report on Form 20-F 2024	74	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan

Sources of Scope 3 equity GHG emissions (Mt CO2e)	2024	2023	2022	2021	2020
Upstream emissions
1. Purchased goods and services	14.8	15.2	16.7	19.5	19.3
2. Capital goods	3.0	2.2	1.8	1.9	1.4
3. Fuel and energy-related activities	4.4	4.4	4.5	4.5	4.5
4. Upstream transportation and distribution	6.8	6.8	6.5	5.9	5.1
5. Waste generated in operations	0.1	0.1	0.1	0.1	0
6. & 7. Business travel and employee commuting	0.7	0.8	0.5	0.4	0.1
Downstream emissions
9. Downstream transportation and distribution	2.1	2.4	2.3	2.7	3.0
10. Processing of sold products
–Iron ore	395.9	399.9	386.6	364.6	376.4
–Bauxite and alumina	134.0	127.1	138.2	144.5	152
–Titanium dioxide feedstock	4.5	4.9	5.9	4.9	5.8
–Copper concentrate	0.7	0.5	0.5	0.5	0.6
–Salt	6.6	7.0	7.1	7.2	6.0
–Other	1.0	1.2	1.6	1.6	2.0
Total	574.6	572.5	572.3	558.3	576.2
Note: The sum of the categories may be slightly different to the Rio Tinto total due to rounding.
The following categories are excluded for the reasons provided:
Category 8: Upstream leased assets. Rio Tinto does not lease significant upstream assets.
Category 11: Use of sold products. This category is not applicable since Rio Tinto does not produce any fossil fuels or manufacture products applicable to this category.
Category 12: End-of-life treatment of sold products. Rio Tinto’s products include metals and minerals with minimal emissions at end of life. This category is not applicable since Rio Tinto does not produce any fossil fuels or manufacture products applicable to this category. Final products related to Rio Tinto’s material value chains (steel, aluminium and copper) produce materials with established recycling industries.
Category 13: Downstream leased assets. This category is not applicable since Rio Tinto does not lease significant downstream assets.
Category 14: Franchises. This category is not applicable since Rio Tinto does not have franchised operations.
Category 15: Investments. This category is for reporting emissions from company investments not already reported in Scope 1 and 2. Rio Tinto reports using the equity share approach, so all Scope 1 and 2 emissions from managed and non-managed investments are included in Scope 1 and 2 reporting and Scope 3 emissions within other applicable categories of Scope 3 reporting.
In 2024, emissions have been restated to ensure comparability with the material change in the spend-based emissions methodology. Amendments have been made in Category 10 bauxite and alumina processing due to identified double counting of emissions for non-equitable bauxite and alumina. For further details on Scope 3 reporting refer to the 2024 Scope 1, 2, and 3 Emissions
Calculation and Climate Methodology.
Calculation methodology – Scope 3 emissions categories
The calculation methodology for Scope 3 emissions categories associated with a target or goal is provided below. See our 2024 Scope 1, 2 and
3 Emissions Calculation and Climate Methodology report for detail on all Scope 3 emissions categories.

Category	Calculation boundary	Calculation methodology and notes
1. Purchased goods and services, and 2. Capital goods
–Includes emissions associated with relevant purchased
goods and services.
–Excludes emissions associated with other Scope 3
categories ( fuel, energy and transport).
–Includes emissions associated with the upstream goods
purchased or acquired by the business for capital
projects.

–Spend data method using operating business costs for managed sites on equity basis using EXIObase, US Environment Protection Agency,
UK Government spend-based  factors.
–Scope 3 emissions are calculated for major consumables and raw materials using quantity based reporting.
–Where unavailable, non-managed site costs are estimated using costs from similar production facilities.

3. Fuel and energy-related activities
–Includes emissions from the production and
transportation of purchased fuels, including natural gas,
diesel, coal and energy sources not included in
Category 1. This includes transmission losses from
purchased electricity.

–Fuel and energy consumption data from Rio Tinto business systems. Factors are sourced from the Australian National Greenhouse Accounts Factors
(Australian NGA), UK Government, International Energy Agency (IEA) and
National Renewable Energy Laboratory (NREL).

4. Upstream transportation and distribution
–Total Scope 3 GHG emissions from upstream
transportation and distribution of Rio Tinto products.
–Includes all inbound transport, all inter-company
transport paid for by Rio Tinto and all outbound product
transport paid for by Rio Tinto (e.g. under cost,
insurance and freight (CIF, CRF) or similar terms).
–Includes emissions from bulk marine shipping,
containerised shipping, road and rail transport of
sold products and inbound transport emissions of major
consumables.
–Excludes emissions from Rio Tinto owned vessels (this
is included in Scope 1 emissions).

–For our managed fleet (period-chartered and spot), actual emissions are derived from consumed fuel reported from each individual voyage. Estimated emissions from non-managed voyages (FOB and similar terms) are calculated using the Energy Efficiency Operational Indicator (EEOI)
guidelines including vessel type-size, cargo volumes and distances. Generic
EEOIs are sourced from the 4th International Maritime Organization (IMO)
GHG Study.
–For containership, road, rail and air, UK Government conversion factors have been utilised. Transport emissions estimated by spend data and EXIObase emission factors are also included in this section.

10. Processing of sold products
–Includes emissions related to the processing of iron ore,
bauxite, alumina, TiO2 feedstocks, copper concentrate
and salt. “Other” includes an estimate for processing
emissions related to Rio Tinto’s other products, including
molybdenum and minor minerals.

–Emissions calculated as described in this report.
–High purity products like gold, silver and diamonds, which are low volume and have minimal amounts of further processing, are considered not material.

Annual Report on Form 20-F 2024	75	riotinto.com
Strategic report  |  Our approach to ESG  |  Climate Action Plan
Task Force on Climate-related Financial Disclosures Index
This section complies with the requirements of the Financial Conduct Authority’s Listing Rule UKLR 6.6.6(8)R by reporting in line with the Task
Force on Climate-related Financial Disclosures’ (TCFD) recommendations and recommended disclosures. To determine that we comply with all
11 of the TCFD recommendations and recommended disclosures, we have considered section C of the TCFD “Guidance for All Sectors” and section E of the “Supplemental Guidance for Non-Financial Groups”.
These disclosures also comply with the requirements of the Companies Act 2006 as amended by the Companies (Strategic Report) (Climate-
related Financial Disclosure) Regulations 2022.  We aim to continually improve our reporting and align with emerging standards, including the
International Sustainability Standards Board (ISSB) International Financial Reporting Standard (IFRS) for climate-related disclosures (S2). In addition, climate change matters are integrated into other parts of the Annual Report, such as in the Key performance indicators, Risk factors and Notes to the financial statements.
Recommended disclosure
Governance
Describe the Board’s oversight of
climate-related risks and opportunities.
–Climate-related governance, pages 69-71.
–Board of Directors (including Executive
Committee) composition, skills, and
experience, pages 102-105 and 112.
–Board activities specifically related to
climate activities, page 109.
–Directors’ attendance at scheduled Board
and committee meetings, page 110.
–Nominations Committee report (including
ESG expertise assessment), page 111.
–Audit & Risk Committee report, page 113.
–Sustainability Committee report, page 117.
–Remuneration report, page 119.
Describe management’s role in assessing
and managing climate-related risks and
opportunities.
–Climate-related governance, pages 69-71.
–Management of climate-related risks and
opportunities, page 71.
–Our approach to risk management, pages
88-98.
–Group governance framework, page 101.
–Remuneration report, page 119.
Strategy
Describe the climate-related risks and
opportunities the organisation has identified
over the short, medium, and long term.
–Using scenarios to identify climate risks
and portfolio opportunities, pages 43-44.
–Portfolio risks and opportunities in the low-
carbon transition, page 45.
–Physical climate risk and resilience,
pages 66-69.
–Emerging risks, pages 88-90.
– Risk factors, pages 91-98.
Describe the impact of climate-related risks
and opportunities on the organisation’s
businesses, strategy and financial
planning.
–Strategic context and our strategic
framework, pages 6-7.
–Progressing our 4 objectives,
pages 10-11.
–Using scenarios to identify climate
risks and portfolio opportunities,
pages 43-44.
–Portfolio risks and opportunities in the
low-carbon transition, page 45.
–Strategic alignment with the low-carbon
transition, page 46.
–Scope 1 and 2 emissions: Reduce
emissions from our own operations,
pages 47-49.
–Progress, lessons learned and our
approach today, pages 48-49.
–Action to reduce our emissions,
pages 51-52 and 62.
–Scope 3 emissions: Partner to
decarbonise our value chains, page 58.
–Capital allocation and investment
framework, page 63.
–Physical climate risk and resilience,
pages 66-69.
–Impact of climate change on the Group,
pages 157-160.
Describe the resilience of the
organisation’s strategy, taking into
consideration different climate-related
scenarios, including a 2°C or lower
scenario.
–Strategic alignment with the low-carbon
transition, page 46.
–Scope 1 and 2 emissions: Reduce
emissions from our own operations, pages
47-57.
–Scope 3 emissions: Partner to decarbonise
our value chains, pages 58-62.
–Capital allocation and investment
framework, page 63.
–Physical climate risk and resilience,
pages 66-69.
–Impact of climate change on the Group,
pages 157-160.
Risk management
Describe the organisation’s processes for
identifying and assessing climate-related
risks.
–Using scenarios to identify climate risks
and portfolio opportunities, pages 43-44.
–Physical climate risk and resilience,
pages 66-69.
–Management of climate-related risks and
opportunities, page 71.
–Our approach to risk management, pages
88-90.
–Emerging risks, pages 89-90.
–Risk factors, pages 91-98.
Describe the organisation’s processes for
managing climate-related risks.
–Physical climate risk and resilience,
pages 66-67.
–Management of climate-related risks and
opportunities, page 71.
–Our approach to risk management, pages
88-90.
–Risk factors, pages 91-98.
Describe how processes for identifying,
assessing, and managing climate-related
risks are integrated into the
organisation’s overall risk management.
–Management of climate-related risks and
opportunities, page 71.
–Our approach to risk management, pages
88-90.
–Risk factors, pages 91-98.
Metrics and targets
Disclose the metrics used by the
organisation to assess climate-related
risks and opportunities in line with its
strategy and risk management process.
–Key performance indicators, page 12.
–2024 performance against ESG targets,
page 34.
–Environment, pages 35-40.
–Transition materials metrics, page 46.
–Scope 1 and 2 emissions: Reduce
emissions from our own operations, pages
47 and 53-57.
–Annualised damage risk scores, pages
68-69.
–Scope 3 emissions: Partner to
decarbonise our value chains, page 58.
–Climate-related metrics and targets,
pages 71-74.
–STIP measures, pages 130-133.
–LTIP, pages 134-135.
Disclose Scope 1, Scope 2 and,
if appropriate, Scope 3 GHG emissions,
and the related risks.
–Climate-related metrics and targets,
pages 71-74.
Describe the targets used by the
organisation to manage climate-related
risks and opportunities and performance
against targets.
–Key performance indicators, page 12.
–2024 performance against ESG targets,
page 34.
–Environment, pages 35-40.
–Grow production of materials essential for
the energy transition, page 43.
–Scope 1 and 2 emissions: Reduce
emissions from our own operations, page
47.
–Scope 3 emissions: Partner to
decarbonise our value chains, pages
58-62.
–Climate-related metrics and targets,
pages 71-74.
–STIP measures, pages 130-133.
–LTIP, pages 134-135.

Annual Report on Form 20-F 2024	76	riotinto.com
Strategic report  |  Our approach to ESG
Social
Our values of care, courage and curiosity define who we are. They shape how we behave, how we operate and how we solve problems. By putting these values into action, we will continue to build trust, from the inside out.
The health, safety and wellbeing of our
employees, contractors and communities is
core to our values, and to what we stand for
as a company. Nothing matters more.
We are on a multi-year journey to create a
workplace where everyone feels safe,
respected and empowered to have a good
day, every day. Long-term, transformational
cultural change is a complex process, and
the Everyday Respect Progress Review,
which we conducted in 2024, confirms there
remain serious challenges we must continue
to address. But our people believe we are
heading in the right direction, and
we are determined to stay the course
in strengthening our work culture.
Everyone deserves to feel physically
and psychologically safe at work,
without exception.
Wherever we operate, we work with
communities to understand the social,
cultural, environmental and human rights
impacts of our activities. We work hard to
avoid, mitigate and manage adverse
impacts, and to respect human rights
throughout our value chain. And we
engage respectfully to listen and
respond to concerns and contribute to
positive outcomes for host communities and
society.
Living and working with care, courage and
curiosity will help us deliver the future we
want for our people and to be the best
operator and partner we can be.
Safety
It is with deep sadness that we reflect on
the tragic fatal events at our managed
operations in 2024.
On 23 January, a plane crashed shortly after
takeoff near Fort Smith, Northwest
Territories, Canada, resulting in the loss of
6 of the 7 people on board, including 4 Diavik
team members and 2 airline crew members.
We remember our colleagues who lost their
lives - Diane Balsillie, Howard (Howie)
Benwell, Joel Tetso, and Shawn Krawec.
Another member of our Diavik team
survived, was treated in hospital and
subsequently released.
The Transport Safety Board of Canada
continues to investigate this tragic event, with
the investigation expected to be completed in
2025.
Following this event, we critically evaluated
our aviation management approach across
the Group to identify and implement
opportunities for improvement.
On 26 October, Morlaye Camara, an
employee of one of our contractors, was
injured at the SimFer Port Project in
Morebaya, part of the Simandou project, and
subsequently passed away from his injuries.
Following a thorough review to understand
the circumstances that led to the event, we
have shared the lessons learned with our
leaders and partners, encouraging them to
reflect on how these relate to their teams and
workplaces, and act upon what we have
learned.
We are also saddened by serious safety
events reported across our industry more
broadly, including 2 fatal events at our
non-managed operations.
Additionally, we remain concerned for
Gel Aguaviva, a crew member aboard our bulk
carrier RTM Zheng He, managed by Anglo
Eastern, who was reported missing on 26
December. A search and rescue operation led
by the Philippine Coast Guard is ongoing.
We care deeply about the health, safety and
wellbeing of everyone involved in our
business, and these tragedies highlight the
ongoing need to prioritise these aspects
every shift, every day.
Guided by our firm belief that all fatalities are
preventable, we are committed to applying
the lessons learned across our business to
continuously improve our practices and
prevent similar future events. This includes
focusing on identifying, managing and,
where possible, eliminating risks so everyone
goes home safely.
We also recognise cultural and operational
contexts vary across the regions where we
operate, and fostering a strong safety culture
is a commitment we share with our partners.
In 2024, we internally shared  lessons from
past fatal event investigations conducted by
our non-managed operation partners, as we
believe two-way sharing and learning is key
to supporting our collective safety maturity
journey. We also continue to work together to
prioritise health and safety in ways that
resonate locally and uphold our standards
globally.

Image: Gers in grasslands, Mongolia.

Annual Report on Form 20-F 2024	77	riotinto.com
Strategic report  |  Our approach to ESG  |  Social
Across our managed operations, we
continue to see serious events where people
are exposed to potential fatal incidents
(PFIs). The main safety risks at our managed
operations relate to falling objects, falling
from heights and vehicle-related incidents,
which account for 62% of total PFIs and
remain at the forefront of our safety maturity
efforts.
Our all-injury frequency rate (AIFR) remained
at 0.37 in 2024, consistent with 2023. We
continue to see a disparity in safety
performance for employees compared to
contractors, and remain focused on
supporting contractor safety by further
integrating teams into our safety culture, and
learning from them.
In 2024, we experienced 5 significant
potential process safety events: 3 at Richards
Bay Minerals in South Africa, one at Bell Bay
Aluminium in Australia, and one at New
Zealand’s Aluminium Smelter in New
Zealand. We continue working to mature our
management system and culture, through our
process safety improvement plan.
Critical risk management (CRM)
CRM remains our primary fatality elimination
tool, making sure critical controls are in place
and working where there is a fatal risk. In
2024, our teams continued to reconnect with
why we have CRM and enhance the quality
of verifications by checking the right critical
controls are in place for each task.
In 2024, we began work to strengthen our
safety control framework to align with our
evolving risk profile, which will extend into
2025. This will enable us to improve safety
and enhance assurance. By offering visibility
into the performance of the framework, we
can proactively identify improvement areas
and adapt before something goes wrong.
Safety maturity model
Leadership and strong processes are critical
in driving a sustained improvement of our
safety performance and safety culture. This
is evident in the implementation of our safety
maturity model (SMM), introduced in 2019.
SMM is our blueprint for safety, integrating
best practices in leadership, engagement,
learning, risk management and work
planning, as well as operational ownership of
health and environmental risks.
In 2024, we continued to work closely with
our assets to evaluate and evolve their safety
maturity and foster both physical and
psychological safety. Through this, we have
refined our assessor training program,
placing more emphasis on elements such as
mindsets, behaviours and felt experiences.
This supports our belief that all employees
and contractors should feel empowered to
work safely, speak up and make decisions
that prioritise their wellbeing.
While we acknowledge cultural
transformation is a long-term journey, we are
encouraged by our SMM assessments
outcomes in 2024. These have significantly
deepened our understanding of each site’s
safety culture and support actionable insights
to guide us towards creating an even safer
work environment.
In 2025, we are looking to further evolve
SMM to improve safety across our value
chain and support our Best Operator focus.

Safety and health performance

	2024	2023	2022	2021	2020
Fatalities at managed operations	5	0	0	0	0
All-injury frequency rate (per 200,000 hours worked)	0.37	0.37	0.40	0.40	0.37
Number of lost-time injuries	270	236	225	216	187
Lost-time injury frequency rate (per 200,000 hours worked)	0.23	0.23	0.25	0.25	0.22
Safety maturity model score[1]	5.4	5.2	4.7	5.7	5.4
Rate of new cases of occupational illness (per 10,000 employees)[2]	29.1	20.1	17.6	15.4	17.3
Number of employees[3]	60,000	57,000	54,000	49,000	47,500
Noise-induced hearing loss[4]	82	45	37	20	26
Musculoskeletal disorders[4]	49	45	32	38	35
Mental stress[4]	9	7	6	5	2
Others[4]	7	6	7	2	7
Fines and prosecutions – safety ($’000)[5]	873.0	363.8	339.0	706.3	25.4
Fines and prosecutions – health ($’000)	0.0	0.9	0.0	5.0	0.0
1.Figures in the table represent the Rio Tinto Group average SMM score at the end of each year. Each year, assets are added or removed from the SMM program based on project and closure cycles. New assets to the program are baselined in the first quarter of each year and added to the Group average at the end of the year.
2.Rate of new cases of occupational illness = number of all new cases of occupational illnesses x 10,000/number of employees (based on average monthly statistics).
3.This is the average number of employees for the year and includes the Group's share of joint ventures and associates (rounded).
4.  There can be one or more illness reported for each employee/contractor. Illness sub-categories have been restated across all the years following a review of the data collection process
5.  In 2024, we paid safety fines resulting from non-compliances identified during MSHA inspections at our Kennecott Copper, Resolution Copper and Boron Operations in the US; OSHA
citation with fine at Kennecott Copper, US; CNESST fine at RTA Alma, Canada;  administrative penalty resulting from a safety incident at RTA Kitimat; citation with fine on Rio Tinto
Exploration, Canada; fine for contravening the OHS Act at Havre-Saint-Pierre, Canada.

Annual Report on Form 20-F 2024	78	riotinto.com
Strategic report  |  Our approach to ESG  |  Social
Health and wellbeing
Occupational health
We aim to ensure everyone goes home
safe and healthy every day. In 2024, we
recorded 147 new occupational health
illnesses (2023: 103), reflecting our
increased focus on identifying, investigating
and preventing health conditions arising
directly from work. Many occupational
illnesses develop over a long and continuous
period, requiring sustained efforts to reduce
exposure reduction over time.
In 2024 we:
–Completed occupational and industrial
hygiene monitoring at our operational and
managed assets, assessing noise,
airborne particulates, gas and other
contaminants. These insights provide
valuable insights into our exposure profile
and help us to prioritise actions to ensure
effective controls are in place.
–Redesigned fit-for-purpose medical
assessments at our Australia-based
operations, with a plan to expand to our
assets across the rest of the world
in 2025.
–Continued to standardise how
occupational health and hygiene data is
digitally collected and accessed,
transitioning from manual to more secure
and streamlined digital collection
processes that deliver improved risks and
trends insights to support our health
management initiatives.
–Implemented 7 projects at 6 assets
to successfully reduce exposures to
known health risks for our employees and
contractors.

For more information see riotinto.com/ health
Mental health and wellbeing
Mental health is a core part of our health and
safety culture, with a responsibility to support
all aspects of our people’s wellbeing. We pay
particular attention to creating a
psychologically healthy and safe work
environment, while providing support to our
people for their mental health needs,
wherever they may arise.
In 2024 we:
–Conducted an increasing number of
psychosocial risk assessments and
provided leader training to better address
psychosocial hazards in the workplace
and improve the experience of work for
our people.
–Supported the principles of good work for
worker wellbeing through our People
Experience programs, such as improving
inclusion and diversity, providing fair pay
and flexible work, consulting and
communicating with our people, and
supporting career progression and job
adjustments over the employee lifecycle.
–Used insights from our twice-yearly
People Survey to inform our approach to
mental health.
–Furthered our efforts to develop a
psychologically healthy and safe
workplace by designing our facilities,
teams and culture to eliminate
psychosocial risk, and raising awareness
and delivering training to our leaders to
help them recognise and support people
experiencing mental ill-health.
–Provided employees with tools and skills
to support their mental health, such as
our global Employee Assistance Program
(EAP) and our global Peer Support
Program, where 100% of our 1,650 peer
supporters are trained in mental health
support. We also continued to offer
domestic violence support programs to all
employees.
–Raised awareness of mental health in the
workplace through global campaigns
such as World Mental Health Day and our
company-wide Mental Health Week,
which included a program of activities,
wellbeing resources and an external
video series.
–Continued several partnerships with
mental health organisations, including
Lifeline Australia, a new 5-year
partnership with Western Australia-based
Telethon, and our continuing support for
the Fondation Jeunes en Tête in Quebec
over the last 29 years.
–Maintained our Tier 2 rating in the
2024 CCLA Corporate Mental Health
Benchmark Global 100+, ranking as the
4th top improver in the last 3 years
(out of 100).
–Contributed to industry-wide
improvements of psychosocial risk
management as an active member of the
Minerals Council of Australia (MCA)
Psychosocial Risk Management Working
Group, and through our participation in
the ICMM Psychosocial Risk and Worker
Wellbeing Management Working Group,
which is helping to build a standard for
our industry and shape a new definition of
psychological health.

For more information on how we’re creating an environment where everyone feels safe, respected and empowered, see pages 78-80 and 86-87.
Rio Tinto is required to disclose mine safety
violations or other regulatory matters in
accordance with Sections 1503(a) of the
Dodd-Frank Wall Street Reform and
Consumer Protections Act, which are
included in Exhibit 16.1 to this filing.
Talent, diversity and inclusion
We are committed to building a culture where
everyone, everywhere feels safe, respected
and empowered to have a good day,
every day.
Insights from 2024
Listening to our people
In 2024, we held 2 People Surveys to gain
insights from the voices of our employees
across the company to better understand the
steps we can all take to make Rio Tinto a better
place to work.
We heard from more than 41,000 employees in
our fourth quarter People Survey, who shared
over 100,000 comments. Our employee
satisfaction score (eSAT) was 74 and our
Recommend Rio score 72, both consistent with
the 2023 score. The second highest score (77)
was in response to “I am treated with respect at
work”, and “I feel safe at work” had the highest
score (78). From the feedback, we recognise
we can improve the way we take meaningful
action as a result of the survey (58) and how
people collaborate to get things done (62).
We have an expectation that every leader will
review the results and discuss them with their
teams, and generate an action plan to create
improvements. This year we introduced a new
culture metric as part of our Group performance
scorecard. Using our People Survey results, we
are tracking an average over time of all
questions to target and improve the overall
experience for everyone working at Rio Tinto.
In April, 2 years after publishing the Everyday
Respect Report, we launched a Progress
Review, conducted again independently by
Elizabeth Broderick & Co. (EB&Co.). More
than 10,050 individuals completed the survey,
1,318 participated in virtual and in-person
listening sessions and 342 submitted
confidential written contributions.
On 20 November, we published the findings
of the Progress Review. Change is
happening and we are making progress.
However, people are still experiencing
behaviours and attitudes in our company that
are unacceptable and harmful. We are
greatly troubled by this and sincerely
apologise to anyone affected. Safety, both
physical and psychological, remains our
number one priority and supporting our people
when harm happens always comes first. And
there is still more to do. We must continue to
focus on ensuring that the workplace
experience reflects our values consistently.
The survey data in the Progress Review was
an important temperature check for us.
Nearly half of survey respondents reported an
improvement in relation to bullying, sexual
harassment and racism, with a majority of
employees expressing confidence that
Rio Tinto will make a meaningful difference in
these areas in coming years.
Achieving the sustained change we
want to see in our workplace will require
ongoing focus and effort from everyone at

Annual Report on Form 20-F 2024	79	riotinto.com
Strategic report  |  Our approach to ESG  |  Social
Rio Tinto. We remain committed to cultural
transformation and will accelerate our efforts.
To be successful, we must take the time to
listen to everyone in Rio Tinto and
understand all perspectives. Our efforts will
be focused on increasing our opportunities to
listen to understand and ensure our
workplaces support everyone.

For more information about Everyday Respect, and to read the Progress Review, see riotinto.com/everydayrespect
Building respect
More than 99% of our leaders have
completed the “Building Everyday Respect”
training, along with 97.4% of employees
globally, strengthening everyone’s
understanding of what good looks like and
how to be an upstander.

For more information about our work to support employees’ psychological health and safety see the health and wellbeing section on pages 78.
Creating an inclusive workplace
We are committed to ensuring our workforce
reflects the communities where we operate
and offering a workplace that is inclusive of
everyone, everywhere.
In 2024, we set a target on our Group
scorecard to continue to build women’s
representation. Our target was 25.8% of our
workforce, and we achieved 25.2%. We were
pleased to see senior leaders increase from
30.1% to 32.0% and operations and general
support from 17.7% to 18.9%. We are not
satisfied with this result and remain
committed to increase the representation of
women in our workplace.
We are making progress on our ambition to
increase representation of ethnic minorities
in our global senior leadership population
(Executive Committee direct reports) to 18%
by 2027. We currently have 14.3%, which
represents a small increase from our
baseline. Aligned to the requirement of the
Parker Review1 we have also set a target of
17% representation of ethnic minorities in our
UK-based senior management population by
end 2027.  We monitor the diversity of
succession plans for all senior roles and ask
that our executive search partners provide
diverse candidate slates. The introduction of
Workday this year will help us gain a more
complete global data set, enabling us to
more accurately monitor progress on
increasing representation.
Inclusive Voices, our Global Employee
Resource Groups (ERGs) communities, was
launched to elevate the voices of
underrepresented groups and allies, and
address barriers to diversity. These ERGs
are employee-led and ExCo-sponsored,
kicking off with LGBTQ+ Voices, Gender
Equal Voices and Neurodiverse Voices,
joining the Elevating Voices Network in
Australia, established in late 2023. We
recently announced champions for 4 new
Inclusive Voices ERGs that will launch in
quarter one 2025 to improve the experiences
of our people with disabilities and amplify our
cultural diversity.
Developing our talent
This year we launched a new talent
framework, Career Conversations, to give
our people greater agency in their future
careers and development. It centres around
our people, their values-based performance,
motivations and experiences, supporting
them to plan their career and development in
collaboration with their leader. Launched to
senior leaders in 2024, Career
Conversations will be rolled out more broadly
across the organisation in 2025 and 2026.
We continued our commitment to support
individuals at the start of their career with 235
graduates and 280 interns joining the
organisation in 2024. Our graduate program
provides stretching development opportunities,
including our Innovation Challenge, and enables
interns to build business skills and experience
while studying. This year we launched a new
development curriculum, recognising the
different learning preferences for these
graduates. Grad Tok uses technology, video and
digital resources to provide development
resources in short, easily digestible formats that
can be accessed as needed as part of a curated
learning journey.
In 2024, 6,084 new hires joined the business,
of which 1,821 were contractors becoming
permanent employees (2023: 9,166 new
hires of which 2,718 were contractors).
Investing in leadership development
To best equip our most senior cohort to lead
culture change, we have now had over three-
quarters of the senior leadership group
(77%) complete the Voyager program. This
program encourages leaders to reflect
deeply, role model psychological safety,
understand empathy and build connection to
lead in a complex environment.
We have maintained a sustained focus on
the importance of coaching, with a further
523 leaders completing our Leader as Coach
program which supports our Safe Production
System roll out.
To support our frontline leaders, this year
we launched Leadership Fundamentals,
designed to build core leadership skills, with
individual modules focused on key areas such
as how to build a team and how to create a
safe environment. More than 695 frontline
leaders have participated in the program.
There have been 31 Safe Production System
deployments at operational sites this year,
bringing a focus to mindsets, behaviours and
skill development for our leaders.

For more information about how we are increasing Indigenous leadership in our business see the CSP commitments section on page 83.
Equality through pay equity
Ensuring that employees with similar skills,
knowledge, qualifications, experience and
performance are paid equally for the same or
comparable work is intrinsically linked to our
commitment to inclusion and diversity.
We remain committed to eliminating
any residual pay inequities based on
gender or other non-legitimate dimensions of
difference.
Our equal pay gap, the primary lens we use
when assessing gender pay, measures the
extent to which women and men employed
by our company in the same location, and
performing work of equal value, receive the
same pay. Our 2024 equal pay gap was less
than 1.5% in favour of men.
Our gender pay gap is a measure of the
difference between the average earnings of
women and men across the Group
(excluding incentive pay), regardless of role,
expressed as a percentage of men’s
earnings. Our 2024 gender pay gap was less
than 1% in favour of women.

For more information about our commitment to pay equity see riotinto.com/ payequity
1.A UK business-led and Government-backed review that has established targets relating to the number of directors, and required companies to set a target relating to the number of senior management, who identify as minority ethnic in UK-listed companies.

Annual Report on Form 20-F 2024	80	riotinto.com
Strategic report  |  Our approach to ESG  |  Social
Workforce data by region(1)(2)

Region	Average employee headcount(3)	Headcount distribution %	Absenteeism(4)	Average contractor headcount(5)	Headcount distribution %
Africa	3,294	6.2%	2.9%	165	3.8%
Americas	16,134	30.4%	0.9%	734	17.0%
Asia	6,681	12.6%	1.5%	215	5.0%
Australia/New Zealand	25,724	48.5%	5.9%	3,132	72.7%
Europe	1,206	2.3%	0.5%	64	1.5%
Total⁶	53,039	100.0%	3.4%	4,310	100.0%
1.Includes our total workforce based on managed operations (excludes the Group's share of non-managed operations and joint ventures) as of 31 December 2024.
2.Rates have been calculated based on average monthly headcount in the year.
3.Employee headcount excludes Non-Executive Directors and contractors.
4.Absenteeism includes unplanned leave (sick leave, disability, parental and other unpaid leave) for populations on global, centralised HR systems. Excludes Non-Executive Directors and contractors.
5.Contractors include those engaged on temporary contracts to provide services under the direction of Rio Tinto leaders.
6.The sum of the categories may be slightly different to the Rio Tinto total shown due to rounding.
Workforce data by category and diversity(1)(2)

		Gender(3)					Age Group(4)				Region(4)
Category	Headcount distribution %	Women (count)	Men (count)	Undeclared (count)	Women %	Men %	Under 30	30-39	40-49	Over 50	Africa	Americas	Asia	Australia /NZ	Europe
Senior leaders	1.0%	179	380	1	32.0%	67.9%	0.2%	4.8%	44.0%	51.0%	5.3%	27.1%	10.7%	41.9%	15.0%
Managers	8.7%	1,692	3,061	13	35.5%	64.2%	0.6%	25.2%	44.4%	29.8%	5.3%	32.9%	11.7%	44.2%	5.9%
Supervisory and professional	37.1%	6,270	14,042	46	30.8%	69.0%	10.6%	37.4%	30.6%	21.4%	7.0%	24.8%	17.5%	48.7%	2.0%
Operations and general support	52.3%	5,434	23,218	27	18.9%	80.9%	18.5%	29.0%	26.2%	26.2%	5.8%	34.6%	8.8%	49.4%	1.4%
Graduates	0.9%	269	227	0	54.2%	45.8%	84.3%	13.9%	1.6%	0.2%	6.2%	24.4%	15.2%	53.6%	0.6%
Total	100.0%	13,844	40,928	87	25.2%	74.6%	14.5%	31.4%	29.4%	24.8%	6.2%	30.7%	12.4%	48.6%	2.1%
1.Includes our total workforce based on managed operations (excludes the Group's share of non-managed operations and joint ventures) as of 31 December 2024.
2.Excludes Non-Executive Directors, Executive Committee, contractors and people not available for work 2017-2020. From 2021, the definition used to calculate diversity was changed to include people not available for work and contractors (those engaged on temporary contracts to provide services under the direction of Rio Tinto leaders) excluding project contractors.
3.In 2024, 87 individuals' gender was undeclared.
4.Representation by Age and Region includes employees only, excludes contractors.
Employee hiring and turnover rates(1)(2)(3)

		Gender(4)			Age group				Region
	Total	Women	Men	Undeclared	Under 30	30-39	40-49	Over 50	Africa	Americas	Asia	Australia/NZ	Europe
Employee hiring rate(5)(6)	11.3%	38.8%	61.0%	0.2%	43.3%	31.2%	16.6%	8.8%	5.4%	28.9%	11.8%	49.6%	4.3%
Employee turnover rate(7)	8.8%	9.5%	8.6%	–%	10.2%	8.2%	6.7%	11.2%	5.8%	7.2%	5.0%	11.1%	8.7%
1.Includes our total workforce based on managed operations (excludes the Group's share of non-managed operations and joint ventures) as of 31 December 2024.
2.Excludes Non-Executive Directors and contractors.
3.Rates have been calculated based on average monthly headcount in the year per category.
4.In 2024, 87 individuals' gender was undeclared.
5.Total hiring rate is calculated as total employee hires over average employee headcount for the year.
6.Hiring rate includes total employee hires per category over total hires for the year.
7.Turnover rate excludes temporary workers and the reduction of employees due to business divestment. Turnover rate includes total terminations per category over average monthly headcount in the year per category.

Annual Report on Form 20-F 2024	81	riotinto.com
Strategic report  |  Our approach to ESG  |  Social
Community engagement and social investment
The strength of our relationships with the
communities who host us, and broader
society, is central to our business.
Our Communities and Social Performance
(CSP) teams work across our entire
business. They provide technical expertise to
continually evolve and improve our approach
to engaging with communities where we
operate. These teams include experts
ranging from archaeologists, anthropologists,
social scientists and economic development
experts to human rights specialists and
operational leaders.
Our teams and assets operate in line with
our global Communities and Social
Performance Standard, which we revised
and strengthened in 2022. Our standard
provides clear direction on the minimum
requirements expected and how we can
deliver better social outcomes and
strengthen our social licence.
We aim to build enduring relationships with
Indigenous Peoples and communities that
host our operations. We respect the deep
physical, spiritual and cultural connection
that Indigenous Peoples have to the land,
waterways, culture and nature. Investing in
genuine partnerships is critical to unlocking
the socio-economic opportunities created by
our decarbonisation strategy. By listening to
understand, being transparent and willing to
learn from our mistakes, we will help build
lasting outcomes for host communities and
society.
2024 progress
We continue to strengthen our social
performance capacity and capability to become
a better operator and partner. In 2024, our CSP
practitioners continued to increase their
knowledge through online and face to face
learning and knowledge sharing.
It is essential that we listen to, and act on,
the views of communities that host our
operations. In 2024, together with Voconiq,
a third-party engagement science research
company, we launched our global Community
Perception Monitoring program, Local Voices.
The program will help us to engage more
effectively and better understand communities’
perceptions, leading to improved data-driven
decisions.
CSP targets
In 2024, we progressed initiatives towards our
2026 CSP targets. We also extended those
targets for one year, to conclude in 2027, to
accommodate Group-wide productivity and
culture initiatives. We launched our Human
Rights in Action learning program for employees
in higher-risk human rights roles, with an 85%
completion rate. We continued to implement
management frameworks for cultural heritage
management and strategic social investment
partnerships, and to increase Indigenous
leadership in Australia.

For more information about our CSP targets see page 34 or visit riotinto.com/communities
Social investment
We partner with host communities to deliver
positive and lasting outcomes. Engaging
local services, employing local people,
buying local products and investing
in thriving regional economies creates
real value for host communities and
our business.
In 2024, our total voluntary global social
investment was $95.9 million, covering a
wide range of social and economic
programs.
Our goal for social investment is to contribute
to strong and resilient communities in thriving
regional economies. We are doing this by
applying a more strategic approach to how
we partner
with communities so we can deliver the
outcomes that are important to them.

For more information about our social investment, see riotinto.com/ socialperformance and the 2024 Sustainability Fact Book.
Country updates
QIT Madagascar Minerals (QMM),
Madagascar
In 2023, QMM increased its community
commitment to $4 million per year over
25 years, with half to be spent locally and
half in the region. This was part of the fiscal
agreement between the Government of
Madagascar and Rio Tinto announced
in August 2023. In September 2024,
following several community engagements,
the list of projects was submitted to the
representatives of the Government of
Madagascar and approved by the Council of
Ministers.
In 2024, QMM completed the regional rollout
of backpacks for children in the District of
Fort-Dauphin. A total of 38 primary schools,
with more than 11,000 children, benefited
from these critical school supplies. QMM also
supported the community health mission of
the NGO Médecins de l'Océan Indien (MOI),
an initiative that aims to facilitate free access
to essential medical care for more than
19,000 patients in Fort-Dauphin and the
surrounding area.
In April 2024, Rio Tinto plc received a
“letter of claim” from UK law firm Leigh Day
representing 64 individuals living in the
Mandena region of Madagascar where QMM
operates. We are taking the letter seriously.
Although we cannot comment on the letter
itself given the initiation of a legal process,
QMM’s published independent studies on
water quality and radiation within the
community, taken over the last 3 years
(available on Rio Tinto’s website), do not
support the allegations raised in the letter.
Resolution Copper project, Arizona, US
At our Resolution Copper project, we remain
committed to preserving Native American
and local cultural heritage while delivering
long-term benefits to the region. In 2024, we
continued building relationships with Native
American Tribes and local communities,
strengthening partnerships focused on
cultural preservation, youth recreation, and
economic development. We also advanced
and signed the Good Neighbor Agreement
with the Town of Superior, local communities
and stakeholders from the Pinal and Gila
counties to support a lasting,
collaborative relationship.

For more information visit riotinto.com/ projects
Simandou project, Guinea
We are committed to delivering significant
and tangible economic and social benefits to
the local communities surrounding the
Simandou iron ore project in Guinea. We
continue to work closely with community
representatives to understand their priorities
and concerns, and to design and deliver
social investment programs that contribute to
improving living conditions.
Earlier this year, we reached an important
milestone with the approval of SimFer’s Land
Acquisition and Resettlement Framework and
the associated site-specific Resettlement and
Compensation Action Plans. This framework
covers our operations on the mine, the rail
spur and port, and has been developed
following extensive consultation with impacted
communities and the Government of Guinea.
We have ensured that our plans benefit from
their knowledge and experience and that all
possible steps are being taken to minimise
disruption, provide appropriate compensation,
and restore the livelihoods of the people and
communities affected. We recognise our ability
to positively contribute to Guinea's long-term
social and economic development beyond the
immediate impact of our operations. Our
dedicated social and regional economic
development programs focus on partnering to
build essential capacity, including in health and
education, and to foster strong economic
linkages and a more resilient, diversified
economy. We are also contributing to
important infrastructure such as the
development of the Conakry Urban Park.
Together with all our partners, we are
committed to developing the Simandou project
in line both with national regulations and
internationally recognised environmental,
social and governance standards.

Annual Report on Form 20-F 2024	82	riotinto.com
Strategic report  |  Our approach to ESG  |  Social
Oyu Tolgoi, Mongolia
At Oyu Tolgoi, we are working in partnership
with communities and government,
contributing to sustainable social and
economic change through long-term
strategic partnerships. Since 2015, we have
invested $52 million to the Gobi Oyu
Development Support Fund (DSF) for long-
term sustainable development in Umnugovi
aimag and partner soums.
In 2024, the fund provided $6.4 million
towards a waste recycling facility; a heating
sub-station; the extension of sewage
pipelines; improved medical and educational
services and a cultural heritage preservation
initiative. In 2023, Oyu Tolgoi committed $50
million over 5 years to support the Khanbogd
soum town development by 2040. In 2024,
the renovation of the Galba park was
completed as well as a 7.16km road
construction project in the town centre. Other
projects began, including a recreational
sports complex, and education, health and
business development initiatives.
Oyu Tolgoi works in partnership with the
Khanbogd soum administration and the
herder community as part of The Tripartite
Council. In 2024, there was significant
progress in delivering community projects
relating to sustainable herder livelihoods,
student scholarships, and pastureland water
access. In late 2023, Rio Tinto
and UNESCO established a long-term
partnership to foster sustainable
development initiatives in Mongolia. In 2024,
the first joint initiative started which focuses
on preserving Mongolia’s unique cultural
heritage and paleontological sites,
empowering local communities and creating
responsible tourism practices.
Panguna mine, Bougainville,
Papua New Guinea
The Panguna Mine Legacy Impact
Assessment (PMLIA) was published in
December 2024.
The independent report assesses the
environmental impacts and directly connected
social and human rights impacts caused by
the Panguna mine since Bougainville Copper
Limited (BCL) ceased operations in 1989.
Conducted by independent consultants Tetra
Tech Coffey over the past 2 years, the entire
PMLIA process was overseen by the
Oversight Committee which is made up of
representatives from the Government of
Papua New Guinea, the Autonomous
Bougainville Government (ABG), landowner
and community representatives, BCL,
Rio Tinto and the Human Rights Law Centre
(HRLC). The report is available on the
Panguna Mine Legacy Impact Assessment
Oversight Committee’s website.
We welcomed the release of the PMLIA
as a critical step forward in building
understanding of the long-term legacy impacts
of BCL’s former mine in Bougainville.
In November 2024, Rio Tinto, BCL and ABG
signed a Memorandum of Understanding
(MoU) to discuss ways forward. The MoU
parties plan to address the PMLIA findings
and develop a remedy mechanism
consistent with the UN Guiding Principles on
Business and Human Rights (UNGPs).
Rio Tinto has acknowledged a class action
lawsuit filed in July 2024 in Papua New
Guinea's National Court of Justice, naming
both Rio Tinto and its former subsidiary
Bougainville Copper Limited (BCL) as
defendants. On 20 September 2024, Rio
Tinto submitted its defence against the legal
claim. The company will strongly defend its
position in this case.

For more information on our ongoing commitments, see riotinto.com/panguna
Rincon Lithium Project, Argentina
In 2024, the Rincon project remained
committed to responsible mining and
community engagement.
We are working together with the local
communities, listening to their needs and
aspirations and ensuring their voices are
heard in decisions that affect them.
Our support for community development
initiatives includes:
–supporting higher education scholarships
through a partnership with Fundación
Anpuy and UCASAL University and other
institutions
–initiating an urban forestry project,
donating 60 trees and protective planters
crafted by local people using repurposed
pallet wood from the project’s waste
–supporting employability through training
67 individuals for operator and laboratory
positions.
These programs help ensure we are
contributing to a sustainable and long-term
positive impact for the region.
China partnerships
We extended our partnership with the China
Development Research Foundation for the
next 3 years, supporting rural revitalisation in
Bijie, Guizhou Province, through early
childhood development, renewable energy
utilisation and cultural heritage preservation.
We continued supporting Daying Qijiang
Foreign Language School in Sichuan
Province, a partnership since 2008, and
strengthened our partnerships with a number
of leading Chinese universities to explore
innovative solutions to climate change and
environmental challenges.
Update on our CSP
commitments
We continue to find better ways to improve
our cultural competency, processes and
engagement after the tragic destruction of
the rock shelters at Juukan Gorge in May
2020. This includes reviewing our mine
plans, improving agreements, strengthening
our social performance governance,
capacity, and capability, and building strong
relationships with Indigenous Peoples
and communities.
In this section, we provide an update on our
progress on some of the commitments we
made as part of the Rio Tinto Board Review
in 2020 on cultural heritage management.
This progress is summarised under 3 areas:
relationships, governance and process, and
leadership and inclusion.

For more information see our 2021 and 2022 Communities and Social Performance Commitments Disclosures at riotinto.com/ cspreport
Relationships
We have been changing the way we work
and engage with communities and
Indigenous Peoples in every part of our
business. Our approach aims to enhance our
understanding and appreciation of
Indigenous cultural heritage and ensure that
Indigenous voices inform our planning and
decision making.
While we have made progress, some
relationships with Indigenous communities
remain challenged. We are committed to
working together to achieve positive,
long-term outcomes for the communities
where we operate.
Protecting and preserving Yinhawangka
culture, Pilbara, Australia
We have partnered with the Yinhawangka
Aboriginal Corporation to design a program
aimed at protecting and preserving
Yinhawangka culture.
The “Living Cultures Program” will deliver
projects to record, preserve and transfer
cultural knowledge. This includes language,
living history and heritage, women’s
business, arts and culture, songlines
and traditional stories. The partnership
also aims to increase local economic
development opportunities, improve social
and emotional wellbeing for community,
enhance cultural land management by
Yinhawangka and develop and deliver
cultural awareness training.

Annual Report on Form 20-F 2024	83	riotinto.com
Strategic report  |  Our approach to ESG  |  Social
Exploration agreements
In 2024, we implemented agreements with
local communities at some of our advanced
exploration projects in Chile and Angola.
At the Nuevo Cobre copper exploration
project in northern Chile, a joint venture with
state-owned Codelco, we reached
framework agreements with 5 Indigenous
communities of the Colla People.
In Angola, we signed an agreement with
5 villages around the Chiri site, which is an
advanced diamond exploration project and
joint venture with the state-owned Endiama.
The agreement focuses on promoting
community development in agriculture, adult
literacy and local employment.
Shared vision with Indigenous partners at
our Diavik diamond mine
In October 2024, we hosted a closure
workshop for Tłı̨cho Government participants
to discuss the mine’s closure plans and
integration of Traditional Knowledge. The
workshop allowed Traditional Knowledge
holders and Tłı̨cho Government’s technical
staff to engage with Diavik employees and
view the site. The meeting focused on water
quality, vegetation and land considerations.
Progressing renewable energy with
Ngarluma, Pilbara, Australia
In July 2024, together with the Ngarluma
Aboriginal Corporation, we announced plans
to progress the development of an 80MW
solar farm on Ngarluma Country, near
Karratha, Western Australia to supply
renewable energy to our Pilbara operations.
When complete, this project has the potential
to reduce the amount of natural gas currently
used for generation across our Pilbara
operations by up to 11% and could reduce
Rio Tinto’s emissions by up to 120kt CO2e.
This project demonstrates our commitment to
working together with Indigenous communities
towards a more sustainable future.

For more information read the story at riotinto.com/pilbararenewables
Governance and process
We continue to implement our Communities
and Social Performance Standard, and
revise systems and processes to help us
meet external expectations and deliver better
social and human rights outcomes. In 2024,
we continued to strengthen our risk
management processes, using a structured
approach to risk identification and
management. This included the development
of Group level “bow ties” (analysis tools for
risk management) and updating our critical
controls to better prevent and mitigate
cultural heritage and social impact risks
across our operations.
Australian Advisory Group
We established the Australian Advisory
Group (AAG) in 2022 to provide independent
expert advice to our executives on matters
impacting our relationship with Indigenous
Peoples and communities in Australia.
In 2024, discussions focused on care for
Country and culture, complex social
transitions, and implementing the
UN Declaration on the Rights of
Indigenous Peoples.
As part of the AAG’s staggered terms of
engagement, inaugural members Michelle
Deshong and Shona Reid stepped down,
and we welcomed June Oscar AO and
Dr Teagan Shields. June is a proud Bunuba
woman from Western Australia and a strong
advocate for social justice and women’s
issues. Teagan is a proud Arabana woman
who is passionate about Indigenous-led use
of traditional knowledge in biodiversity
conservation.
The AAG is made up of 5 other leaders
including Professor Peter Yu AM (AAG
Chairman), Djawa Yunupingu, Nyadol Nyuon
OAM, Cris Parker and Dr Yarlalu Thomas.
The Oxford Leading Sustainable
Corporations Programme
In 2024, 223 senior leaders successfully
completed the Leading Sustainable
Corporations Programme. This is the third
year we have partnered with the Oxford Saïd
Business School.
The 12-week course helps our leaders build
their understanding of current and emerging
environmental, social and governance issues
and how best to embed sustainable thinking
into broader business activities and planning.
It is essential that we understand our impacts
better, in order to achieve our objectives and
future growth aspirations, and be a more
sustainable and responsible business.
Cultural heritage management
In 2024, our assets that took part in the
Independent Cultural Heritage Management
audit in 2021 and 2022 completed a self-
assessment against our maturity framework,
to identify gaps for improvement. We also
launched a template to help standardise our
assets’ Cultural Heritage Management Plans.
This will ensure a consistent approach to
protecting and managing cultural heritage
across our business.
These actions are part of our target to
co-manage cultural heritage with
communities and knowledge holders
by 2027.

Find out more about our approach to cultural heritage at riotinto/culturalheritage
Leadership and inclusion
We want Indigenous Peoples to have a
stronger voice in our company and in the
decisions that affect their rights and interests.
This will help us shape, influence and
challenge our decisions for the better.
Indigenous leadership
Our Indigenous Leadership Program in
Australia focuses on advancing and
empowering Indigenous leaders. To help
grow Indigenous leadership, we are
improving pathways to employment,
increasing the number of employment
opportunities and providing positive
experiences for current and future
employees so they can actively grow
their career.
We now have 61 Indigenous leaders in our
business in Australia, in areas such as
Finance, Information Technology, Human
Resources, Projects, Legal, Commercial,
Government Relations, Risk and Audit. And
these Indigenous leaders sit at the decision-
making tables, contributing to the future
direction of our company.
RioInspire
In 2022, we partnered with the Australian
Graduate School of Management at the
University of New South Wales to deliver the
RioInspire Indigenous Leadership program.
RioInspire is a ground-breaking, globally
recognised program that focuses on
developing executive-ready Indigenous future
leaders. In 2023 and 2024,  37 Indigenous
leaders graduated from the program, with
7 of them continuing to complete graduate
certificates and MBAs. In 2024, we introduced
the program globally, with 4 Indigenous leaders
from Canada and the US taking part.
Cultural Connection
To create an inclusive, culturally safe and
respectful environment for Indigenous
People we need to ensure our employees
have a good understanding of the culture,
heritage and history of Indigenous Peoples in
Australia.
Our Cultural Connection program
ensures our leaders have an informed
understanding of Indigenous culture,
and know how to build strong, trusted
relationships with the Indigenous community
and Indigenous employees.
In Australia, around 90% of our senior
leaders have completed the program and we
are now delivering it to our next cohort of
leaders.
In 2024, we recruited a Global Chief Advisor
Indigenous Relations and plan to expand our
Indigenous leadership program to North
America in 2025.

Annual Report on Form 20-F 2024	84	riotinto.com
Strategic report  |  Our approach to ESG  |  Social
Cultural safety
We are committed to creating culturally safe
environments where people of diverse
cultural and ethnic backgrounds can feel
respected and safe – spiritually, socially,
emotionally and physically.
In 2024, we introduced new resources
to support our leaders in talking about
the importance of cultural safety and
strengthening it within their teams. We also
continued to expand our Elevating Voices
Network which is led by a small group of
Indigenous and non-Indigenous employees
who activate events, activities and
conversations for its members.
Living Languages Living Cultures
Our Living Languages Living Cultures
program promotes and invests in preserving,
reviving, and celebrating Indigenous cultures
and languages in Australia.
In 2024, the Australian Institute of Aboriginal
and Torres Strait Islander Studies (AIATSIS)
unveiled the AIATSIS Centre for Australian
Languages and the Our Languages Keep Us
Strong program. With our support, this initiative
is dedicated to protecting Indigenous
Australian cultures and knowledge, and
increasing understanding about the value of
Australia’s first languages.
Supporting Indigenous businesses
We support local businesses, employ local
people and buy local products, especially
from Indigenous, small and regional
businesses. In 2024, we spent more than
A$926 million with Indigenous businesses
across Australia – an increase of 27.7% on
the year before. We are also increasing our
spend with local and Indigenous businesses
in North America. In 2024, we spent $216
million with Indigenous suppliers in this
region.  We have many success stories of the
positive impact we are having on local
Indigenous communities. One example is in
Canada, where our Aluminium Quebec
Operations partnered with an Indigenous
sawmill company, Sciages GP, from the
Pekuakamiulnuatsh community, to supply
essential wood parts for shipping our
aluminium globally. This contract has created
a significant number of jobs in Mashteuiatsh
and supports the local economy.
Truth and reconciliation
We continue to commemorate and celebrate
Indigenous events and observance days
across our business. In 2024, we ran a global
communications and engagement campaign
around International Day of the World’s
Indigenous Peoples. Raising awareness
through stories, messaging and materials
helps our people better understand and
respect Indigenous history, culture and People,
which contributes to a safer and more inclusive
workplace.
Economic contributions ($ million)

	2024	2023	2022	2021	2020
Consolidated sales revenue	53,658	54,041	55,554	63,495	44,611
Net cash generated from operating activities[1]	15,599	15,160	16,134	25,345	15,875
Profit after tax for the year	11,574	9,953	13,048	22,597	10,400
Underlying earnings	10,867	11,755	13,359	21,401	12,448
Underlying earnings per share (US cents)	669.5	725.0	824.7	1,322.4	769.6
Net (debt)/cash	(5,491)	(4,231)	(4,188)	1,576	(664)
Purchases of property, plant and equipment and intangible assets	(9,621)	(7,086)	(6,750)	(7,384)	(6,189)
Employment costs	(7,055)	(6,636)	(6,002)	(5,513)	(4,770)
Payables to governments[2]	(8,214)	(7,881)	(9,313)	(12,789)	(8,224)
Amounts paid by Rio Tinto	N/A3	(8,524)	(10,779)	(13,334)	(8,404)
Amounts paid by Rio Tinto on behalf of its employees	N/A3	(1,755)	(1,622)	(1,486)	(1,353)
1.Data includes dividends from equity accounted units, and is after payments of interest, taxes and dividends to non-controlling interests in subsidiaries.
2.Payables to governments includes corporate taxes, government royalties and employer payroll taxes.
3.Our Taxes and Royalties Paid Report will be published later this year on riotinto.com.

	2024	2023	2022	2021	2020
Social investment[1] (discretionary)	95.9	84.0	62.6	72.1	47.0
Development contributions[2] (non-discretionary)	23.3	17.6	18.2	19.1	12.8
Payment to landowners[3] (non-discretionary)	221.9	231.9	299.0	222.9	165.9
1.Social investments (referred to as "community investments" prior to 2023) are voluntary financial commitments, including in-kind donations of assets and employee time, made by Rio Tinto managed operations to third parties to address identified community needs or social risks.
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
binding compensation agreements.

Annual Report on Form 20-F 2024	85	riotinto.com
Strategic report  |  Our approach to ESG  |  Social
Human rights
Respecting human rights is core to our values
and to delivering our business strategy.
Commitment
We are committed to treating everyone with
dignity and respect – from our employees,
contractors and workers in our value chain, to
the communities we partner with, and others
affected by our activities and business
relationships. We know that our activities, and
those of our partners, can have both a positive
and a negative impact on human rights. By
embedding rights-respecting and ethical
behaviour throughout our business, we will be
better able to prevent human rights harm. To do
this, we rely on:
–empowering people through an inclusive
and supportive business culture that
aligns with our values
–embedding human rights due diligence
into business processes and systems
–engaging with stakeholders to identify
and address root causes of human rights
harm.
Regardless of the operating context, our
approach to human rights remains consistent
and aligned with the UN Guiding Principles on
Business and Human Rights, and other
international standards and frameworks.

For more information see our Human Rights Policy at riotinto.com/humanrights
2024 progress
Governance
We continue to evolve our human rights
performance to help prevent our involvement in
adverse human rights impacts. We regularly
review and update internal standards, systems
and processes to integrate human rights due
diligence and promote more responsible and
ethical ways of working. In 2024, we provided
the Sustainability Committee with an update on
our human rights performance.
Salient human rights issues
We identify the priority human rights issues that
could severely impact people through our
activities or business relationships. These issues
consider our operational footprint, value chain
and external contexts and include:
–land access and use
–Indigenous Peoples’ rights
–security
–inclusion and diversity
–community health, safety and wellbeing
–workplace health and safety
–labour rights (including modern slavery)
–climate change and just transition
We continue to identify issues related to
water and environment, and nature as
emerging salient issues. In 2025, we will
review our Group-wide salient issues.
Assets conduct self-assessments to enable a
more complete understanding of their risk
context. There has been a significant
increase in the quantity and quality of human
rights risk self-assessments at assets (59
completed in 2024 compared to 24 in 2023).
These self-assessments - whether
standalone or integrated into broader
enterprise risk assessments - help assets
prioritise and take action to prevent human
rights harm that is, or may be, connected to
our activities. Examples of assessments
included at our Pacific Aluminium assets as
part of the Aluminium Stewardship Initiative
certification; at 26 closure assets; and an
independent human rights impact
assessment at Simandou. Security and
human rights assessments are ongoing at
assets in more complex security contexts
that involve both private and public security
arrangements.

For more information see our 2024 Sustainability Fact Book at riotinto.com/ sustainabilityreporting
Our business relationships
We partner with communities, business partners
and other stakeholders to advance respect for
human rights in line with international standards
and our values.
Our joint venture partners
We continue to work with joint venture partners
to provide human rights technical support and
monitor human rights performance, including
through Board and Committee roles for non-
managed operations.
Suppliers
Using a risk-based approach through our
third party due diligence process, we pre-
screen our potential business partners and
complete desktop human rights reviews. In
2024, 6,359 third party due diligence reviews
were completed, and 174 were escalated for
human rights review. For higher-risk
suppliers, we have developed action plans to
support ongoing monitoring and evaluation of
identified risks.
We expect our suppliers (including
subcontractors) to adhere to our Supplier
Code of Conduct (SCOC), which includes
respecting human rights. We updated our
SCOC in 2024, alongside a new set of
Sustainability Procurement Principles.
The updated SCOC better reflects our
commitments to sustainability, ethics and
social responsibility with updated
requirements on labour and human rights.
In 2024, we focused due diligence efforts on
higher-risk supplier categories, including
logistics and renewables, due to operating
contexts, and potentially higher-risk
workforces. Our approach focuses on
influencing broader industry change through
trusted partnerships, rather than avoidance
and termination of relationships.  We also
appointed a panel of independent human
rights auditors to assess the labour rights
performance of suppliers in high-risk
categories and completed 3 pilot audits
across key operating regions.

For more information see our annual Modern Slavery Statement at riotinto.com/ modernslavery
Grievance and remedy
Effective grievance management can enable
more trusted relationships and help prevent
human rights harm from occurring in the first
place. Every asset is required to have a
grievance mechanism.
We are committed to providing for, or
cooperating in, remediation when we identify we
have caused or contributed to human rights
harm. We may also play a role in remediation
where we are directly linked to harm through our
products, services or operations. Receiving
feedback, complaints or grievances from
stakeholders is an important part of ongoing
human rights due diligence. In 2024, the human
rights team provided support on a range of
internal investigations and assessments with a
focus on grievance and remedy processes,
including at Oyu Tolgoi, Kennecott and in Laos.
Capacity building on human rights
Since everyone has a role in respecting
human rights, our people are our first line of
defence. In 2024, we developed a 3-year
learning strategy which focuses on respect
for human rights.
We also launched a global learning program
called Human Rights In Action to support our
target to train everyone identified in higher-risk
human rights roles by the end of the year.
Higher-risk roles identified included a large
proportion of our senior leaders across a range
of functions and assets.
The program included virtual events, a
mandatory self-directed e-module and a
toolkit to cascade learnings throughout the
business. We will consider how this program
continues to evolve in 2025. Our broader
human rights training records are available in
the 2024 Sustainability Fact Book.
Collaboration
It is crucial that we collaborate with peers,
civil society organisations and others, given
the systemic nature of human rights issues.
We identify and embrace initiatives that work
to mitigate the root causes of human rights
harm. We advocate on public policy efforts
that help businesses further respect human
rights. We continue to engage with peers,
investors, civil society organisations, workers’
organisations and business partners on
issues relating to human rights.
In 2024, we continued to support ICMM’s
Human Rights working group, the Human
Rights Resources and Energy Collaborative,
and the Mining Association of Canada’s
International Social Responsibility Committee.
We actively participate in the Voluntary
Principles Initiative and UN Global Compact
networks and attend regional business and
human rights forums in Africa, Asia and Europe.

For more information about how we engaged with key stakeholders, including civil society organisations, see pages 9 and 106-108.

Annual Report on Form 20-F 2024	86	riotinto.com
Strategic report  |  Our approach to ESG
Governance
Our reputation as a business that operates with high levels of integrity depends on the actions we take and decisions we make each day. We expect our people and partners to uphold the highest standard of integrity, act ethically and do the right thing.
Transparent, values-based, ethical business
We empower our people to seek guidance
when faced with ethical or business
dilemmas – both to prevent incidents from
occurring, and to protect them and others
from harm. The way we treat our people, our
partners, the environment and the
communities where we work, and how we
conduct business, are what makes us a
responsible partner of choice.
2024 progress
Compliance program developments
Business integrity is core to how we build trust
with our stakeholders. It forms the foundation
of our ability to run our operations and
maintain an ethical culture. We have continued
to evolve our compliance program to align with
leading industry practice, changes to the
regulatory landscape and business integrity
risks we face across the countries where we
operate. During the year, we undertook a
maturity assessment of our program, which
concluded our program has a higher level of
maturity than benchmarked peers.
In 2024, we delivered several compliance
program improvements:
–We refined our online disclosures system
for gifts and entertainment from, and to,
third parties, conflicts of interest and
sponsorship and donations. This
increases transparency, promotes
simplification, and allows us to automate
approvals and workflow.
–We launched a new Compliance
Champions program, developing and
leveraging a site-level network of
employees to promote ethical behaviours.
–We uplifted the maturity of our Data
Privacy Compliance Program. This
included implementing a refined Privacy
Impact Assessment process and a new
Privacy Statement, and reinvigorating the
Data Privacy Lead network across the
Group, while continuing to ensure
compliance with new and changing
privacy legislation across the jurisdictions
where we operate.
–We continued to enhance our Third-Party
Risk Management (TPRM) framework.
We piloted a new TPRM system to
increase automation and improve risk
management exposure from third parties.
We expect the new system to launch
across the Group in 2025.
–We continued to invest in our Sanctions
Compliance Program through enhanced
sanctions screening processes of third
parties, deep dive reviews for parts of the
business with higher sanctions exposure,
and increased training of employees.
Code of Conduct and annual training
To  help equip our workforce to navigate
uncertain areas and spot ethical and
compliance-related risks, in 2024, we
launched a new annual Code of Conduct
training. This training sets the foundation for
the way we work, guiding ethical decision
making and reflecting the safe and respectful
environment we want to achieve for our
people. Based on our Code of Conduct, it is
designed to help all employees and
contractors live our values of care, courage
and curiosity.

For information on our Code of Conduct, see riotinto.com/ethics
The new Code of Conduct training
incorporates topics across all areas of our
Code, providing examples of the values,
commitments and behaviours we expect of
our people. The online training has been
completed by 27,050 of our people, and
21,406 have completed the offline version.
Our Executive Committee attended an
immersive face-to-face session.
In addition to online Code of Conduct training,
the Ethics and Compliance team delivered
tailored risk-based face-to-face training on
anti-bribery and corruption, data privacy, anti-
trust and trade sanctions. A total of 7,624
employees received this training in 2024.  We
also provided business integrity training to our
third parties on a risk basis.
myVoice, our confidential
reporting program
A respectful and inclusive workplace, with a
strong ethical culture that reflects our values,
must include a safe space where individuals can
speak up  with confidence and without fear of
retaliation. A strong culture of speaking up
enables us to identify and address potential
issues swiftly, respond appropriately, minimise
risk, and ensure care for our people and the
communities where we  operate.
 The myVoice program enables confidential
and anonymous reporting, including
protected whistleblower disclosures.
myVoice is operated by the Business
Conduct Office (BCO), which reports to our
Chief Legal, Governance and Corporate
Affairs Officer. The BCO provides regular
program insights to the Board and the Group
Ethics and Compliance Committee.

For information on how we manage cyber security, see riotinto.com/cybersecurity
Image: Our Integrated Operations Centre, Brisbane.

Annual Report on Form 20-F 2024	87	riotinto.com
Strategic report  |  Our approach to ESG  |  Governance
Care Hub
In 2023, BCO launched Care Hub, a
confidential service designed to provide more
channels for our people to raise concerns, and
greater access to a range of support as well as
non-investigative resolution options. It is
available to anyone directly or indirectly
impacted by disrespect and harmful
behaviours at work, such as bullying,
harassment, sexual harm, racism and
discrimination. Care Hub has been widely
accessed across Rio Tinto, supporting over
675 individuals during 2024 (and around 250
in 2023), as well as facilitating resolution
options other than investigations.
Continuous improvement
The number of concerns raised through
myVoice continues to increase yearly, with
1,920 reports in 2024 (2023: 1,614). Our new
mobile intake route was introduced in June to
supplement existing web based, phone and
proxy reporting. The web-based route remains
the most used (61% of reports).
The reporting rate per 100 headcount rose to
3.4 in 2024 from 2.9 in 2023, with over half of
reporters (54%) happy to reveal their identity,
despite the small increase seen in anonymity
rates in 2024 (46%, up from 40% in 2023).
BCO substantiated more reports in 2024 (283)
than in 2023 (267). However, the
substantiation rate has declined: 44% of 642
reports investigated and closed in 2024, down
from 53% of 500 reports in 2023.
The median average case closure time for all
cases closed in 2024 was 30 days, consistent
with 30 days in 2023. The mean average case
closure time in 2024 was 91 days from 65
days in 2023, the increase being influenced by
a drive to close aged cases.
In 2024, we delivered several enhancements
to the BCO program. The BCO is looking to
improve access to information and is
exploring options to better share data on our
website.
As an organisation we recognise there is
more work to do to improve our culture. Each
person's experience of misconduct is unique.
We are committed to holding ourselves
accountable and having controls in place to
identify where our business processes may
have created an opportunity for misconduct
to arise. This is critical to ensuring our people
feel safe and respected in the workplace.
Transparency
We believe greater transparency and
accountability are key to earning and building
trust, encouraging sustainable business
practices, and translating taxes and royalties
into beneficial outcomes for communities
who host our operations.
Being transparent about our tax payments,
mineral development contracts, beneficial
ownership, and our stance on a range of
other sustainability issues – like climate
change – allows us to enter into open, fact-
based conversations with our stakeholders.
This leads to a better understanding of
everyone’s roles and responsibilities.
We are a founding member of the Extractive
Industries Transparency Initiative (EITI), and
a signatory to The B Team Responsible Tax
Principles. We report in full the requirements
of the “Tax” standard (GRI 207) of the Global
Sustainability Standards Board of the Global
Reporting Initiative, including full country-by-
country reporting.
Political integrity
We do not favour any political party, group or
individual, or involve ourselves in party political
matters. We prohibit the use of company funds
to support political candidates or parties. Our
business integrity procedure includes strict
guidelines for dealing with current and former
government officials and politicians. They
cannot be appointed to senior employee
positions or engaged as consultants, without
the approval of executive management and
our Chief Ethics and Compliance Officer. We
regularly engage with governments and share
information and our experiences on issues that
affect our operations and our industry.
We join industry associations where
membership provides value to our business,
investors and other stakeholders. We outline
the principles that guide our participation and
the way we engage, and a list of the top 5
associations by membership fees paid at
riotinto.com/industryassociations. We also
track and disclose how we engage on climate
policy issues, disclosing when the policies and
advocacy positions adopted by industry
associations differ materially from ours. We
continue to strengthen our approach and
disclosures on industry associations.
Voluntary commitments,
accreditations and memberships
We take part in global, national and regional
organisations and initiatives that inform our
sustainability approach and standards,
helping us better manage our risks. These
independent organisations and initiatives
assess and recognise our performance, and
we participate in industry accreditation
programs for some of our products.

For more information about our voluntary commitments, accreditations and memberships see riotinto.com/ sustainabilityapproach
myVoice by case class (and % of substantiated reports)

	2024		2023		2022		2021		2020
Case rate[1] (number of reports per 100 headcount)	3.38		2.91		2.81		2.57		1.45
Reports received[2]	1,920		1,614		1,459		1,246		748
	Reports received	Reports substantiated[3]	Reports received	Reports substantiated	Reports received	Reports substantiated	Reports received	Reports substantiated	Reports received	Reports substantiated
Business integrity	307	42%	249	52%	210	52%	154	36%	102	51%
Personnel	1,340	46%	1,201	55%	1,034	65%	819	57%	421	38%
Health, safety, environment	139	52%	107	61%	120	47%	186	22%	68	35%
Communities	8	0%	5	0%	10	0%	6	0%	25	0%
Information security	55	40%	22	0%	17	67%	18	36%	99	47%
Finance	7	25%	3	50%	1	0%	0	0%	2	67%
Other	64	40%	27	0%	67	33%	63	14%	31	50%
1.To better represent data for smaller parts of the organisation, BCO now reports on 'reports per 100 headcount’, and not ‘per 1,000’.
2.Can include multiple reports relating to the same allegation. Where figures in this table slightly differ from previous reported periods, this can be due to factors including re-opening of cases, case class re-classification, internal reviews and quality assurance processes.
3.Applies to all ‘substantiation %’ rates in this table, and it is based on all cases investigated and closed in the relevant reporting year; can include cases reported in previous year.

Annual Report on Form 20-F 2024	88	riotinto.com
Strategic report
Our approach to risk management
Taking risks responsibly is key to delivering our strategy in a way that creates value for our customers, shareholders, employees and partners.
To deliver our strategy, in a way that creates
value for our customers, shareholders,
employees and partners, it is essential that
we take risks responsibly.
Our risk culture fosters awareness,
transparency, and informed decision-making.
It reflects our values, is consistent with our
Code of Conduct, The Way We Work, and is
implemented through our risk
management framework.
Our risk management framework includes
our risk appetite, which outlines the level of
uncertainty we are willing to accept to
achieve our strategic objectives. It is
developed with input from our leadership,
approved by the Board, and is used
throughout our Risk Management Process.
This integration ensures we are effectively
managing threats and opportunities to our
business and host communities, as well as
protecting nature.
Our risk management process

Set strategy, objectives and risk appetite	Perform risk assessment Identify and evaluate risks to strategy and objectives.	Perform risk management Implement controls and actions to manage risks within risk appetite.	Perform risk assurance Check and verify that controls and actions are effective in managing risks. Identify, prioritise and implement improvements.	Communicate risk insights Communicate current and emerging risk exposure to inform decisions.	Improve and embed risk management Build risk capability and culture so active management is embedded in how we run our business.
Plan		Do	Check	Act
Our risk management process follows
international standards and operates as a
Plan-Do-Check-Act cycle. This provides a
systematic yet flexible approach to respond
to the dynamic business environment we
operate in.
When identifying and assessing risk, we take
into account both financial and non-financial
impacts on our business, the environment
and communities where we operate. We
assess the materiality of each risk, enabling
us to escalate when necessary and prioritise
resources where they are most needed.
We actively monitor how well we manage
risks that are material to our objectives by
verifying that the design of our response
(actions and controls) remains resilient to
changing conditions, and by checking the
implementation of the response against our
actual performance. We enhance the check-
and-verify step by applying the 3 lines of
defence approach, which remains a core part
of our risk management framework. We look
to continually improve and strengthen our
risk culture and framework through
enhancing processes, tools and training.
We use an enterprise-wide risk management
information system (RMIS) with integrated
tools and applications to capture, manage
and communicate material business risks.
These tools support decision making and
prioritisation through transparent, up-to-date
data.

Annual Report on Form 20-F 2024	89	riotinto.com
Strategic report  |  Our approach to risk management
Our risk management governance structure
Our risk management framework is structured to assign accountability for risks to leaders who are in the best position to address them, while offering support via Centres of Excellence (CoE) and Areas of Expertise (AoE), along with independent review and oversight.

Best Operator, Impeccable ESG, Excel in development, Social licence	Risk appetite, risk culture, values

Stakeholders
Board and Board sub-committees
Audit & Risk Committee	Sustainability Committee	People & Remuneration Committee	Nominations Committee	Chair’s Committee
Delegation of Authority

Chief Executive

Executive Management Committee
Iron Ore product group	Aluminium product group	Copper product group	Minerals product group	Group functions

Executive Steering Committees
Risk Management Committee
Closure Steering Committee	Steel Decarbonisation Steering Committee	Decarbonisation Investment Forum	Safety and Operations Committee	Ore Reserves Steering Committee	Major Hazards Steering Committee
Financial Risk Management Committee	Disclosure Committee	Cyber Security Steering Committee	Investment Committee	Capital Committee	Group Ethics and Compliance Committee

Material risks

Risk Area of Expertise
Technical Areas of Expertise and Centres of Excellence
Group Internal Audit
Third party assurance

Line of defence
1st

2nd

3rd
The Board approves our risk appetite and
oversees our material risks. The Board is
supported in monitoring a range of material
financial and non-financial current and
emerging risks by the Audit & Risk and
Sustainability committees. The Audit & Risk
Committee also monitors the overall
effectiveness of our risk management and
internal control frameworks and material
risks. Pages 113 to 118 detail the
committee’s activities in 2024. The Board’s
extensive range of skills, experience, and
knowledge contributes to a well-rounded
perspective on risk management.
The Board has delegated responsibility for
day-to-day management of the business to
the Chief Executive, and through him, to
other members of the Executive Committee
under a Group delegation of authority
framework. Our product groups and Group
functions, along with several risk-oversight-
focused executive and operational
committees, support the Chief Executive in
the effective management of our material
risks. Our Risk AoE is responsible for the
design and implementation of our risk
management framework globally, supporting
risk assessments and delivering timely
insights to executives and the Board.
Under our 3 lines of defence model, all
employees are empowered to own and
manage the risks that arise within their area
of responsibility. Our CoEs, comprising our
2nd line of defence, provide deep subject
matter expertise and objective challenge.
Our Internal Audit function provides
independent assurance. Where required by
law, or where deemed appropriate, we also
engage third parties to provide independent
assurance. Where risks are material to the
Group, they are escalated to the Risk
Management Committee and, as
appropriate, to the Board or its committees.

Emerging risks
Emerging risks are new or evolving risks that are
highly uncertain by nature and have the potential
to significantly impact the Group. Emerging risks
are typically less predictable and lack
precedents, making them challenging to assess
or mitigate. Given our diverse portfolio and
geographical footprint, we are exposed to many
highly uncertain, complex and often interrelated
risks. We remain vigilant to the leading indicators
of emerging risks, potential impact and
responses. Our analysis is anchored on our
global scenarios as outlined in the Strategic
context section on page 6.
Emerging risks that could materially impact
strategic objectives are incorporated within our
material risks. We monitor these risks closely
for changes in the external factors and
reassess them as they evolve and new
information is discovered. The Board reviews
these risks periodically.
Geopolitical risks continue to shape the
global economy. They create uncertainty
through changing trade policies, tensions
between major economies, regional conflicts,
and sanctions which could disrupt supply
chains and market access. We monitor
global developments closely and stress-test
the resilience of our business model,
including our supply chains, through scenario
planning to identify potential management
responses. These include, but are not limited
to, developing our capability to settle and
receive renminbi (RMB).

Annual Report on Form 20-F 2024	90	riotinto.com
Strategic report  |  Our approach to risk management
Climate change and the low-carbon transition
remain critical emerging risks, with potential
to have a significant impact on our business
and the communities where we operate.
Physical risks such as extreme weather
events, water scarcity, and shifting
temperature patterns have the potential to
disrupt production, damage infrastructure or
increase costs. Transitional risks continue to
be a global agenda, with governments and
regulatory bodies increasingly implementing
stricter emissions regulations and targets.
We actively monitor and assess the potential
impact of these on our operations and
business through scenario planning. Where
appropriate, we take a proactive approach to
responding to the uncertainty. This includes
committing to decarbonisation targets and
associated capital expenditure, optimising
our portfolio for future demand, and
developing deeper understanding of
exposure across the business using the
latest generation climate analytics. Please
refer to material risks 2, 4 and 8 on page 91
and the Climate Action Plan on page 41 for
further details.
Generative Artificial Intelligence (AI) and
advancing technologies have the potential to
unlock transformative opportunities for
businesses through enhancing efficiency, and
data-driven insights to support decision making,
driving pace and breadth of innovation. It is also
in its infancy, which carries significant unknown
risks. Our focus is on robust monitoring and
internal upskilling to understand this evolution,
supported by strong governance processes to
support its use.
Longer-term viability statement
Context
Our business model underpins our ability to
deliver on our strategy. This is outlined on
page 8. Our business planning processes
include modelling a series of macroeconomic
scenarios and using various assumptions that
consider internal and external factors. As part
of our risk management framework, we closely
track, monitor and mitigate material risks to our
business plan and model.
Viability assessment process and
key assumptions
The assumptions underlying our business plan
and macroeconomic forecast have the
greatest level of certainty for the first 3 years.
Our longer-term viability assessment
examines the first 5 years (2025-29) of the
business plan. This allows for a detailed
analysis of the potential impacts of risks
materialising in the first 3 years, and enables
us to further stress test the business plan for
risks materialising towards the end of the time
period, although with less certainty.
The risk factors section outlines risks that
could materially affect our performance,
prospects or reputation. For the viability
assessment, we have considered material
risks that could severely impact the Group’s
liquidity and solvency in addition to non-
financial impacts.

Assessment of viability
The risks and key assumptions
considered in our longer-term viability
assessment are as follows:
Risk A: Remaining competitive
through economic cycles or shocks
Scenario assumptions: An economic shock
arising in 2025, caused by escalating
geopolitical tensions, a trade war or military
actions, leading to a sustained loss of
confidence in financial markets and supply
chain disruptions. It assumes commodity
prices experience large negative pricing
shocks in 2025 through 2029 and a short-
term supply disruption for key commodities.
The scenario relates to material risk 11
(Remaining competitive through economic
cycles or shocks by maintaining strong
financial and operating performance
underpinned by a healthy inventory of high-
quality reserves).
Risk B: Group material major hazard
or cyber risk
Scenario assumptions: A catastrophic
event occurs, resulting from a major
operational failure such as a tailings or
water storage facility failure, extreme
weather event, underground or
geotechnical event or a cyber event that
impacts operational systems. It
assumes multiple fatalities, cessation of
operations and significant financial
impacts. We have assumed 3 such
events occur within the assessment
period, each with significant but varied
impacts. The scenario relates to
material risks 1 (Preventing loss of
operational control that may lead to
potential fatalities, permanent
disablements, or material production
disruption) and 12 (Preventing material
business disruption and data breaches
due to cyber events).
Risk C: Delivery of our growth
projects
Scenario assumptions: A risk driven by
evolving societal expectations and
changing laws affecting the timelines for
delivering sustaining or growth projects.
We have assumed an impact on our near-
term key projects and considered
available alternatives. The financial impact
assumed here is in addition to any non-
financial impact, such as reputational
harm. The scenario relates material risks
3 (Building trusted relationships with
communities), 6 (Building trusted
relationships with Indigenous Peoples)
and 7 (Delivering on our growth projects).

Results of assessment
We quantify the expected financial impact of
each risk based on internal macroeconomic
and business analysis, as well as internal
and external benchmarking on similar risks.
We apply a probabilistic approach to quantify
risks and impacts where relevant.
The first 5 years of the Group’s business plan
has been stress-tested for each risk to assess
the impact on the Group’s longer-term viability,
including whether additional financing facilities
would be required. In addition to liquidity and
solvency, the assessment considered other
financial performance metrics and dividend
payments. These metrics are subject to robust
stress tests.
The most “severe” scenario, albeit unlikely,
considers the financial impact of all 3 risks
materialising in the 5-year period. Without
management action, this scenario would
create both an immediate and a prolonged
severe impact.
However, we have a suite of management
actions available to preserve resilience
through the period of assessment, including
accessing lines of credit, reducing organic
and inorganic growth capital expenditure,
and raising capital. Our financial flexibility
could be limited during the peak of the crisis.
The viability of the Group under all the
scenarios tested remained sound.
The resilience of the Group’s business model
is largely underpinned by 4 factors:
–the competitive position and diversification of
our commodities portfolio
–our disciplined capital allocation framework
and commitment to prudent financial policy
–the pay-out shareholder return policy
being based on earnings
–the focus on striving for impeccable ESG
credentials and therefore strengthening
our social licence, which allows for growth
and maintaining access to debt capital
and bank loan markets.
Therefore, considering the Group’s current
position and the robust assessment of our
emerging and material risks, the Directors have
assessed the prospects of the Group over the
next 5 years (until 31 December 2029) and have
a reasonable expectation that we will be able to
continue to operate and meet our liabilities as
they fall due over that period.
In the long term, there are 4 material risks
with long-dated consequences that could
have a material impact on our viability:
–preparing our iron ore business to
meet demand for low-carbon steel
(material risk 2)
–minimising our impact on the
environments we work in and building
physical resilience to changes in those
environments, including climate change
and natural hazards (material risk 4)
–being responsible operators throughout
the entire life of our assets – from
discovery to closure (material risk 5)
–delivering our growth projects
(material risk 7).
The risk factors section provides further
details.

Annual Report on Form 20-F 2024	91	riotinto.com
Strategic report  |  Our approach to risk management
Risk factors
The material risks outlined in this section could materially affect our ability to meet our strategic objectives. They could materialise from a combination of external or internal factors and manifest or escalate from any part of the business as an opportunity or threat.
To ensure we can prioritise our efforts
and resources, we regularly assess the
materiality of our material risks in terms
of potential consequence and likelihood.
This allows us to implement responses
that reduce negative impacts and
realise the benefits of opportunities.
These assessments, and the effectiveness
of our associated responses, reflect
management’s current expectations,
forecasts and assumptions. They involve
judgement and can be affected by
unexpected changes in our external
environment. While we endeavour
to reduce negative impacts to our
business, some inherent risks remain.
However, we closely monitor these
threats and have developed business
resilience plans.
The material risks mapped below are based
on our managed operations. We are also
exposed to risks associated with our non-
managed joint ventures which, if they arise,
may have consequences on our reputation or
finances. We seek to bring an equal level of
rigour and discipline to our managed and non-
managed joint ventures as we do to our
wholly-owned assets, through engagement
with partners, embedded representatives and
influence, in line with applicable laws.
The timeframe of our material risks is within
5 years, unless explicitly stated otherwise.
We frame our material risks in the context of
our overarching strategic objectives: to
become Best Operator; to strive for
impeccable ESG credentials; to excel in
development; and to protect our social
licence. These are summarised in the table
below in order of maximum reasonable
consequence and likelihood.
The material risks have not been assessed for
the impact of the recently announced proposed
acquisition of Arcadium Lithium plc (Arcadium).
We will assess this once the acquisition closes
and Arcadium is fully integrated within the
Group.
Current assessment of material risks
As of February 2025

Material risk		Key objective		Oversight
1	Preventing loss of operational control that may lead to potential fatalities, permanent disablements, or material production disruption	● ●	Best Operator & Impeccable ESG	Sustainability Committee
2	Preparing our iron ore business to meet demand for low-carbon steel	●	Best Operator	Board
3	Building trusted relationships with communities	●	Social Licence	Sustainability Committee
4	Minimising our impact on the environments we work in and building physical resilience to changes in those environments, including climate change and natural hazards	●	Impeccable ESG	Sustainability Committee
5	Being responsible operators throughout the entire life of our assets – from discovery to closure	●	Social Licence	Sustainability Committee
6	Building trusted relationships with Indigenous Peoples	●	Social Licence	Sustainability Committee
7	Delivering on our growth projects	●	Excel in Development	Board
8	Achieving our decarbonisation targets competitively	●	Impeccable ESG	Board
9	Transforming our culture, enabling us to live our values	●	Best Operator	Board
10	Conducting our business with integrity, complying with all laws, regulations and obligations	●	Impeccable ESG	Board
11	Remaining competitive through economic cycles or shocks by maintaining strong financial and operating performance, underpinned by a healthy inventory of high-quality reserves	●	Best Operator	Audit & Risk Committee
12	Preventing material business disruption and data breaches due to cyber events	●	Best Operator	Audit & Risk Committee
13	Attracting, developing and retaining people with the requisite skills	●	Best Operator	People & Remuneration Committee
14	Withstanding impacts of geopolitics on our trade or investments	●	Best Operator	Board
1.Free cash flow or business value (NPV)
2.Considering effectiveness of existing controls

Annual Report on Form 20-F 2024	92	riotinto.com
Strategic report  |  Our approach to risk management
Risk to best operator and impeccable ESG
strategic objectives
Preventing loss of operational control that may lead to
potential fatalities, permanent disablements, or material
production disruption
Nothing is more important than the safety and wellbeing of our employees, contractors and communities where we operate. The mining industry is inherently hazardous, with the potential to cause fatalities, illness or injury, damage to the environment, disruption to communities or major loss of production or revenues. Our objective is to have zero fatalities or permanent disablements. We believe all fatalities are preventable, so our focus is on identifying, managing and, where possible, eliminating hazards.
Safe and stable operations are critical to delivery of our objective to be Best
Operator, and maintaining close control of our operating assets ensures reliable productive outputs.

●	Best Operator	Change vs 2023: Increasing
●	Impeccable ESG
Risks (threats)
Our operational environment is exposed to major hazards, including processing, underground mining, slope geotechnical, functional safety
(eg sinking shafts and autonomous operations) and tailings
management. Inability to manage these hazards could result in a catastrophic event or other long-term damage to the Group or the environment and communities where we operate. Loss of technical capability at complex operations poses increased risk. In addition to major hazards, our operations are exposed to safety risks which could result in single or multiple fatalities. These include risks from vehicles and driving, aviation, falling objects, electricity and explosives.
Key exposures
Underground risks at Oyu Tolgoi, Kennecott, Diavik and Resolution. Slope geotechnical risk at Kennecott and QIT Madagascar Minerals (QMM).
Tailings and water storage facilities at our Aluminium, Iron Ore and Closure assets. Process safety at Copper and Aluminium smelters and refineries.
Functional safety at Oyu Tolgoi and across our Iron Ore assets. Mass passenger transport at Oyu Tolgoi, Simandou and Rincon.
Risk oversight: Major Hazards Steering Committee, Safety and Operations
Committee, Risk Management Committee, Sustainability Committee
Risk to best operator strategic objective
Preparing our iron ore business to meet demand for low-
carbon steel
Decarbonisation of iron and steelmaking may affect the future relative values of our iron ore products. We have the opportunity to unlock business value through optimising our iron ore product strategy, partnering with technology providers and universities, and innovating with our customers to position ourselves favourably for the future demand for low-carbon steel.

●	Best Operator	Change vs 2023: Stable
Risks (threats)
Uncertainty remains around the pace of transition across the steel value chain, and the implications for the quality of iron ore products required to support future low-carbon technologies. While the market is expected to continue to require Pilbara iron ores, decarbonisation of the steel value chain will require the development and proliferation of economic low-carbon technologies suited to low-medium grade ores.
Key exposures
Pilbara low-medium grade ores.
Risk oversight: Steel Decarbonisation Steering Committee,
Risk Management Committee, Board

Annual Report on Form 20-F 2024	93	riotinto.com
Strategic report  |  Our approach to risk management
Transforming our culture, enabling us to live our values
Living our values goes to the heart of our Group’s performance, prospects and reputation. Sharing and demonstrating our values unlocks opportunities in all that we do, every day. We are focused on building a culture where all our people are trusted and empowered to be their best selves and help drive change. This begins with a workplace where everyone feels safe, respected and empowered every day.

●	Best Operator	Change vs 2023: Stable
Risks (threats)
Not living our values has the potential for decisions to prioritise production over safety. As societal expectations are changing, and higher standards are being placed on organisations, the role we play in society requires us to ensure we are consistently displaying and living our values. The 2022 final reports of the Western Australia
Parliamentary Inquiry into the mining industry and the Everyday Respect
Report into the workplace culture at Rio Tinto highlighted the scale of change required internally and across the resources sector.
Risk oversight: Risk Management Committee, Board

For more information on our culture change journey, see pages 78-80.
Remaining competitive through economic cycles or shocks by
maintaining strong financial and operating performance,
underpinned by a healthy inventory of high-quality reserves
Our business model depends on our ability to convert existing Mineral
Resources to Mineral Reserves available for mining when required.
The viability of our orebodies, and business, is most sensitive to the complexity of our orebodies and associated orebody knowledge base, combined with commodity economics which are greatly influenced by macroeconomic and geopolitical developments. We aim to remain competitive, preserve resilience and maintain access to funding by having cost-competitive assets, a diversified commodities portfolio, a strong balance sheet, prudent financial policies and strong ESG credentials.

●	Best Operator	Change vs 2023: Stable
Risks (threats)
A deteriorating economic or political environment could lead to falling commodity prices (reduced cash flow, limiting profitability), trade actions (increased tariffs, retaliations, and sanctions), and governments’ efforts to exert more control over their natural resources or to protect their domestic economies by changing contractual, regulatory or tax measures. This can potentially impact our key markets, operations, investments, tax obligations, financial results and access to funding.
Input cost inflation and escalation could increase pressure on operating costs and margins.
Orebody health remains challenged with Mineral Reserve depletion driven by expanded production and ongoing resource development challenges. Failure to secure access and approvals could limit collection of required orebody knowledge that may reduce the volume of existing Mineral Reserves and the future conversion of Mineral
Resources to Mineral Reserves in the required timeframe.
Risk oversight: Financial Risk Management Committee, Ore
Reserves Steering Committee, Risk Management Committee, Audit &
Risk Committee

Annual Report on Form 20-F 2024	94	riotinto.com
Strategic report  |  Our approach to risk management
Preventing material business disruption and data breaches
due to cyber events
Managing cyber security events allows us to avoid disruption to our operations, comply with data privacy requirements and keep sensitive information related to customers, contractors or suppliers safe

●	Best Operator	Change vs 2023: Stable
Risks (threats)
Cyber incidents can occur due to malicious external or internal attacks, but also inadvertently through human error.
Although the extent and frequency of cyber security threats remain in line with growth expectations, the external threat landscape continues to evolve at a rapid pace.
The rise of digitisation has driven greater convergence and
connectivity between our information technology (IT), and industrial and operational environments. The increased use of emerging or disruptive technologies to inform and automate decisions also amplifies the threat of loss of control systems or autonomous functions.
Key exposures
Our greatest exposures continue to be through our global ecosystem of third-party suppliers, and the rapid development of new projects, with an increasing reliance on technology.
Risk oversight: Cyber Security Steering Committee,
Risk Management Committee, Audit & Risk Committee
Attracting, developing and retaining people with the requisite skills
Our ability to achieve our business strategy depends on attracting, developing and retaining a wide range of internal and external skilled and experienced people.

●	Best Operator	Change vs 2023: Stable
Risks (threats)
Business interruption or underperformance may arise from a lack of access to capability. Tight labour markets, and entry into new countries where mining capabilities are in limited supply or the
Rio Tinto brand is less established, can lead to heightened
competition for diverse talent and critical skills. This may include skills in climate, energy, decarbonisation, technical mining and processing, licence to operate, and new commodities and projects. Changing societal expectations are placing pressure on our corporate and employer brand in terms of who we are and what we stand for. Since the pandemic, talent is less inclined to relocate, forcing the reliance on local or national recruitment, which significantly reduces the market size for sourcing talent.
Key exposures:
Turnover rate in process safety management and technology roles.
Risk oversight: Risk Management Committee, People &
Remuneration Committee

For more information, see pages 78-80.

Annual Report on Form 20-F 2024	95	riotinto.com
Strategic report  |  Our approach to risk management
Withstanding impacts of geopolitics on our trade
or investments
Geopolitics has the potential to increase trade tensions, undermining rule-based trading systems. Possible trade actions can impact our key markets, operations or investments, and may limit the benefits of being a multinational company with a global footprint. We continue to build resilience through diversification, and identify opportunities for engagement with governments, civil society, industry associations and international bodies.

●	Best Operator	Change vs 2023: Stable
Risks (threats)
A deteriorating economic and political environment could lead to falling commodity prices (reduced cash flow, limiting profitability, reducing reserve inventory), trade actions (increased tariffs, retaliations, and sanctions), and governments’ efforts to exert more control over their natural resources or to protect their domestic economies by changing contractual, regulatory or tax measures. This can potentially impact our key markets, operations, investments, tax obligations, financial results and access to funding.
Key exposures
A highly uncertain and unstable global macro environment, including
China-US tensions and the indirect impacts of the war in Ukraine and conflict in the Middle East.
Risk oversight: Financial Risk Management Committee,
Risk Management Committee, Board
Risk to social licence strategic objective
Building trusted relationships with communities
We strive to be a trusted partner to communities, stakeholders and broader society, leading to improved performance, future prospects and reputation.

●	Social Licence	Change vs 2023: Stable
Risks (threats)
Access to land and resources may be impacted if we are not
considered a trusted partner that respects host communities and human rights, mitigates adverse social and environmental impacts and sustainably improves social and economic outcomes in
communities that host our operations. Other potential impacts can include operational disruption, security incidents, expropriation, export or foreign investment restrictions, increased government regulation and delays in approvals, which may threaten the investment
proposition, title, or carrying value of assets.
Key exposures
Communities surrounding the Simandou project, Pilbara operations,
Richards Bay Minerals, Resolution, QIT Madagascar Minerals, Jadar
and Oyu Tolgoi.
Risk oversight: Risk Management Committee, Sustainability Committee

For more information on how we are developing and investing in nature-based solutions near our operations, see our 2025 Climate Action Plan on page 41.

Annual Report on Form 20-F 2024	96	riotinto.com
Strategic report  |  Our approach to risk management
Being responsible operators throughout the entire life of
our assets – from discovery to closure
We are committed to being responsible operators throughout the entire life of our assets, from discovery to closure. We do this in partnership with our internal and external stakeholders, such as host communities, Indigenous Peoples, regulators and joint venture partners, embedding closure considerations throughout the entire lifespan of our assets – in the way we design, build, run, close and transition them.

●	Social Licence	Change vs 2023: Stable
Risks (threats)
Closure obligations may increase over time due to changes in the
Group’s portfolio, stakeholders’ and community expectations, regulations, standards, technical understanding and techniques.
The manifestation of exposures at a closed or legacy asset, due to a lack of historic information, could impact our licence to operate, the cost of closure and negatively impact on the human rights of communities where it is located.
Key exposures
Pilbara near-term closures (including Channar and Eastern Range),
Gove, Argyle, Energy Resources of Australia (ERA), Mange-Garri,
Diavik and legacy sites.
Risk oversight: Closure Steering Committee, Risk Management
Committee, Sustainability Committee
Building trusted relationships with Indigenous Peoples
Our relationships with Indigenous Peoples play a material role in delivering our operational and strategic goals and in our ability to operate. A breakdown in these critical relationships may have a significant impact on our business. We aim to build respectful and enduring relationships with Indigenous partners and communities, enabling them to realise their goals and aspirations and to create long-term shared benefits.

●	Social Licence	Change vs 2023: Stable
Risks (threats)
Mining activities may strain relationships with Indigenous Peoples, particularly where actual or perceived damage of significant cultural values (cumulative or acute) occurs without appropriate consultation and consent. This may result in loss of trust with Indigenous Peoples, impacting our social licence to operate.
Key exposures
Indigenous Peoples near Resolution, in the Pilbara, Cape York
(Weipa), Canada (Quebec, Labrador, British Columbia),
and Argentina.
Risk oversight: Risk Management Committee, Sustainability Committee

Annual Report on Form 20-F 2024	97	riotinto.com
Strategic report  |  Our approach to risk management
Risk to excel in development strategic
objective
Delivering on our growth projects
Delivering our growth strategy relies on our ability to develop resources faster and more competitively than others, while striving for impeccable
ESG credentials, and on the success of our exploration (greenfield and brownfield) and acquisition activities to secure those resources.
Developing projects requires complex multi-year study and execution plans and carries significant delivery risk.

●	Excel in Development	Change vs 2023: Stable
Risks (threats)
New high-quality deposits are increasingly scarce, and those that are known require advances in processing technology, significant capital investment, or may negatively impact our ESG credentials.
Additionally, as studies and projects progress, they are susceptible to changes in approvals, societal expectations, or changes in underlying commercial or economic assumptions which could impact economic viability.
Key exposures
Simandou, increasing approval timeframes in the Pilbara, Oyu Tolgoi underground expansion, Rincon, Resolution and Jadar.
Risk oversight: Investment Committee, Ore Reserves Steering
Committee, Risk Management Committee, Board
Risk to impeccable ESG strategic objective
Minimising our impact on the environments we work in and
building physical resilience to changes in those environments, including climate change and natural hazard
Producing the materials the world needs means we have an impact on the environment. Our operations and projects require proactive management to minimise potential impact to water resources or biodiversity in new asset developments, existing operations and closures. Our assets, infrastructure, communities and broader value chains are exposed to the impacts of extreme weather events, and climate change is expected to impact the frequency, intensity and likelihood of extreme events across different regions globally.

●	Impeccable ESG	Change vs 2023: Stable
Risks (threats)
A number of our operations and future development opportunities exist within, or close to, sensitive biodiverse regions. Our licence to operate and develop requires us to demonstrate our capability to protect ecosystems through improved practices and technological solutions.
Natural hazards or extreme weather events can endanger our employees and communities, damage our assets or cause significant operational interruption. A direct impact of a Category 5 cyclone could lead to a significant disruption to Pilbara port operations. Longer-dated exposure to chronic changes in climate is less well understood given the inherent uncertainty in future climate projections.
Key exposures
Our operations in the Pilbara and Saguenay–Lac-Saint-Jean regions,
QIT Madagascar Minerals and the Simandou project.
Risk oversight: Risk Management Committee, Sustainability Committee

Annual Report on Form 20-F 2024	98	riotinto.com
Strategic report  |  Our approach to risk management
Achieving our decarbonisation targets competitively
Ensuring our ability to deliver longer-term strategic objectives encompasses our ability to achieve our Scope 1 and 2 targets between now and 2050, and deliver on our focus area of striving for impeccable
ESG credentials, while balancing the need to invest for growth, deliver superior shareholder returns and remain competitive.

●	Impeccable ESG	Change vs 2023: Stable
Risks (threats)
Delays in priority initiatives will threaten our Scope 1 and 2 target delivery and ability to respond proactively and competitively. A key uncertainty is our ability to successfully engage, and partner where appropriate, with governments and other external parties to progress grid decarbonisation in a timely manner, with large scale grid solutions in Australia planned for final delivery very late this decade already.
Furthermore, our 2030 targets remain achievable through a mix of renewable penetration, biodiesel, small process heat modifications and use of offsets. Successful research and development investment in areas such as electric fleets, hydrogen calcination, ELYSISTM, and
BlueSmeltingTM is required to support the decarbonisation pipeline post 2030.
Adhering to our social and human rights standards during implementation of decarbonisation projects will be critical to avoid adversely impacting people and stakeholder relationships. However, this may limit our available sourcing options and lead to delays in meeting our targets.
Key exposures
Our Aluminium group’s Pacific Operations smelter repowering and alumina processing.
Risk oversight: Decarbonisation Investment Forum,
Risk Management Committee, Board

For more information, see our Climate Action Plan 2025 on page 41
Conducting our business with integrity, complying with all
laws, regulations and obligations
Our determination to become Best Operator and have impeccable
ESG credentials is underpinned by our commitment to ensure
compliance with our operational procedures, laws and our obligations.
These expectations are outlined in our Group policies, standards and procedures, published on our website.

●	Impeccable ESG	Change vs 2023: Stable
Risks (threats)
A serious breach in our operations or in our value chain of anti-corruption legislation or sanctions, data privacy, human rights, anti-trust rules, or inappropriate business conduct, could result in serious harm to people and significant reputational, legal and financial damage.
Key exposures
Exposures exist in Argentina (Rincon), Guinea (Simandou) and
Mongolia (Oyu Tolgoi).
Risk oversight: Group Ethics & Compliance Committee,
Risk Management Committee, Board

For more information on our Group policies, standards and procedures, see riotinto.com/policies

Annual Report on Form 20-F 2024	99	riotinto.com
Strategic report
Five-year review
Selected financial data
The selected consolidated financial information below has been derived from the historical audited consolidated financial statements of the
Rio Tinto Group. The selected consolidated financial data should be read in conjunction with, and qualified in their entirety by reference to, the
2024 financial statements and notes thereto. The financial statements as included on pages 153-229 have been prepared in accordance with
International Financial Reporting Standard (IFRS) as defined in “The basis of preparation” section to the financial statements on page 154.
Rio Tinto Group
Income statement data

For the years ending 31 December Amounts	2024 $m	2023 $m	2022 $m	2021 $m	2020 $m
Consolidated sales revenue	53,658	54,041	55,554	63,495	44,611
Group operating profit[1]	15,653	14,823	19,933	29,817	16,829
Profit after tax for the year	11,574	9,953	13,048	22,597	10,400
Basic earnings for the year per share (US cents)	711.7	620.3	765.0	1,304.7	604.0
Diluted earnings for the year per share (US cents)	707.2	616.5	760.4	1,296.3	599.8
Dividends per share
Dividends declared during the year
US cents
–interim	177.0	177.0	267.0	376.0	155.0
–interim special	–	–	–	185.0	–
–final	225.0	258.0	225.0	417.0	309.0
–special	–	–	–	62.0	93.0
Dividends paid during the year (US cents)
–ordinary	435.0	402.0	684.0	685.0	386.0
–special	–	–	62.0	278.0	–
Weighted average number of shares basic (millions)	1,623.1	1,621.4	1,619.8	1,618.4	1,617.4
Weighted average number of shares diluted (millions)	1,633.4	1,631.5	1,629.6	1,628.9	1,628.6
Cash flow statement data
Net cash generated from operating activities	15,599	15,160	16,134	25,345	15,875
Own shares purchased from owners of Rio Tinto	–	–	–	–	208
Balance sheet data
Total assets	102,786	103,549	96,744	102,896	97,390
Share capital/premium	7,593	7,908	7,859	8,097	8,302
Total equity/net assets	57,965	56,341	52,741	57,113	51,903
Equity attributable to owners of Rio Tinto	55,246	54,586	50,634	51,947	47,054
1.Group operating profit includes the effects of charges and reversals resulting from impairments (other than impairments of equity accounted units) and profit and loss on consolidation and disposal of interests in businesses. Group operating profit amounts shown above exclude equity accounted operations, finance items, tax and discontinued operations.
Directors’ approval statement
This Strategic report is delivered in accordance with a resolution of the Board, and has been signed on behalf of the Board by:
Dominic Barton
Chair
19 February 2025

Annual Report on Form 20-F 2024	100	riotinto.com
Directors’ report

Remuneration report
Annual statement by the People & Remuneration Committee Chair	119
Implementation report	127
Additional statutory disclosure	146
Chair’s introduction
As a Board, we have spent a lot of time in 2024 focusing on Rio Tinto’s strategy to ensure we have the right portfolio of commodities, clear milestones for success, and are building capacity to meet the demand for our products. In an increasingly volatile world, having a well-defined strategy, strict capital allocation and good governance is essential for success.
In this report, we describe some of the well-
established governance processes that
support effective decision-making at the
Board. Like everyone at Rio Tinto however, it
is important that we continuously review and
improve our structure and processes to
make sure we are efficient and effective. The
report explains how we assessed our
effectiveness and the results of the
2024 review.
Our Board members have diverse
backgrounds, and each brings their unique
and valuable experience to our work.
Directors are encouraged to challenge each
other’s assumptions and push to understand
different perspectives to reach an objective
view. This has been especially important in a
year in which we made several significant
decisions related to the execution of Rio
Tinto’s strategy, for example, the decision to
proceed with the proposed acquisition of
Arcadium Lithium.
The Board has also reviewed and approved
the proposed Climate Action Plan, which will
be put to shareholders for approval at our
2025 AGMs. We are retaining our
commitments to decarbonise our assets and
work with customers and suppliers to reduce
our value chain emissions. We are doing this
in a way that creates value for shareholders
and the Board recommends
it for approval.
The Board also studied the Everyday
Respect Progress Review in 2024, which
was another significant step in Rio Tinto’s
culture journey. As the Board oversees
and monitors our organisational culture,
it was valuable to understand where the
challenges remain in aligning our culture with
our purpose, values and strategy. The
findings of the Progress Review and People
Surveys have informed our view that Rio
Tinto is heading in the right direction, but still
has significant work to do to improve
its culture.
Half of the Non-Executive Directors have
been appointed within the last 2 years.
In recognition of this, the Board held 2
dedicated sessions where we got to know
each other more deeply to accelerate our
team forming and dynamic, alongside our
regular meetings.
In addition, Board members made a
series of individual and group site visits
to help deepen our understanding of the
business and progress on our culture and
operating performance.
These visits are always invaluable
opportunities for the Board to engage directly
with the teams on site and take these
learnings back into our boardroom
discussions. I am grateful to my colleagues
for their continued energy and enthusiasm to
learn, and to everyone who has taken the
time to share their insights with us.
Finally, there will be a number of Board
changes in 2025, with Kaisa Hietala, Simon
Henry and Sam Laidlaw all stepping down.
Simon will hand over his chairship of the
Audit & Risk Committee to Sharon Thorne,
and the People & Remuneration Committee
will pass from Sam to Ben Wyatt. A huge
thank you to Kaisa, Simon and Sam for
the dedication they have shown Rio Tinto.
I believe they leave our business in a strong
position, with a good mix of seasoned
Directors on the Board.
Dominic Barton
Chair
19 February 2025

Annual Report on Form 20-F 2024	101	riotinto.com
Directors’ report
Governance framework
Our Board is structured to support good governance, which means considering the right things, at the right time, with the right people and insights. Our framework also helps the Board support the executive team, and strengthen our strategic focus.

Board of Directors
We are finding better ways™ to provide the materials the world needs.
By doing this efficiently, effectively and sustainably, we aim to create long-term value for all stakeholders. Our purpose is supported by 3 core values: care, courage and curiosity. The Board is collectively responsible for pursuing our purpose and approves the strategy, budget and plans proposed by the Chief Executive to achieve this.

Board Charter See the Board Charter for more information on the Board’s role and the delegation to management.

Audit & Risk
Committee
Helps the Board
monitor decisions and
processes designed to
ensure the integrity of
financial reporting, the
independence and
effectiveness of the
external auditors, and
robust systems of
internal control and
risk management.

Nominations
Committee
Helps the Board
determine its
composition, and
that of its committees.
These are regularly
reviewed and
refreshed, so they can
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
Chief Executive
Has delegated
responsibility for the
executive management
of Rio Tinto, consistent
with the Group’s
purpose and strategy,
and subject to matters
reserved for the Board,
as set out in the
Schedule of Matters
Reserved for the Board
and in accordance with
the Group’s delegation
of authority framework.

See page 113	See page 111	See page 119	See page 117

Executive Committee
The Executive Committee supports the Chief
Executive in delivering strategy, annual plans
and commercial objectives, and in managing
the financial and operational performance of
the Group.
The following management committees
support the Chief Executive in the
performance of his duties.
Investment Committee
Reviews proposals on investments,
acquisitions and disposals. Approves capital
decisions within delegated authority limits,
and otherwise recommends matters for
approval to the Board, where appropriate.
Capital Committee
Reviews proposals for investments that are
not strategically complex. Focused on capital
approvals supporting the continuity, asset
health, decarbonisation and closure
programs of existing businesses and
approved growth projects.
Risk Management Committee
Oversees the management and mitigation of
the material risks that could materially impact
the Group’s business objectives and exceed
its risk tolerances.
Ore Reserves Steering Committee
Responsible for standards and control
procedures in the Mineral Resources and
Mineral Reserves estimation and disclosure
process. Ensures that they are effective in
meeting internal objectives and regulatory
requirements.
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

For more information and to view the Board charter, the schedule of matters reserved for the Board and committee terms of reference see riotinto.com/corporategovernance

Annual Report on Form 20-F 2024	102	riotinto.com
Directors’ report
Board of Directors
Rio Tinto plc and Rio Tinto Limited have a common Board of Directors. The Directors are collectively responsible for the stewardship and long-term sustainable success of the Group.

Dominic Barton BBM Chair
BA (Hons), MPhil. Age 62. Appointed April 2022; Chair from May 2022.
Skills and experience
Dominic spent over 30 years at
McKinsey & Company, including 9
years as the Global Managing
Partner, and has also held a broad
range of public sector leadership
positions. He has served as
Canada’s Ambassador to China,
Chair of Canada’s Advisory Council
for Economic Growth, and Chair of
the International Advisory
Committee to the President of
South Korea on National Future
and Vision. Dominic brings a
wealth of global business
experience, including deep insight
of geopolitics, corporate
sustainability and governance. His
business acumen and public sector
experience position him to provide
balanced guidance to Rio Tinto.
Current external appointments
Chair of LeapFrog Investments.

Simon Henry Independent Non-Executive Director
MA, FCMA. Age 63. Appointed April 2017.
Skills and experience
Simon has significant experience in
global finance, corporate
governance, mergers and
acquisitions, international relations,
and strategy. He draws on over 30
years’ experience at Royal Dutch
Shell plc, where he was Chief
Financial Officer between 2009
and 2017.
Current external appointments:
Senior Independent Director of
Harbour Energy plc, Adviser to the
Board of Oxford Flow Ltd, member
of the Board of the Audit
Committee Chairs’ Independent
Forum, member of the Advisory
Board of the Centre for European
Reform and Advisory Panel of the
Chartered Institute of Management
Accountants (CIMA), and trustee of
the Cambridge China Development
Trust.

Jakob Stausholm Chief Executive
Ms Economics. Age 56. Appointed Chief Financial Officer September 2018; Chief Executive from January 2021.
Skills and experience
As Chief Executive, Jakob brings
strategic and commercial expertise
and governance experience. He is
committed to building trust with
communities, building a strong
workplace culture, and to
continuously improving operational
performance while delivering
attractive returns to shareholders.
Jakob joined Rio Tinto in 2018 as
Chief Financial Officer. He has over
20 years’ experience, primarily in
senior finance roles at Maersk
Group and Royal Dutch Shell plc,
including in capital-intensive, long-
cycle businesses, as well as in
innovative technology and supply
chain optimisation. He was also a
Non-Executive Director of Woodside
Petroleum and Statoil (now
Equinor).
Current external appointments
None.

Kaisa Hietala Independent Non-Executive Director
MPhil, MS. Age 54. Appointed March 2023.
Skills and experience
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
Corporation from 2016 to 2021.
Current external appointments
Senior Independent Director of
Smurfit Westrock, Non-Executive
Director of Exxon Mobil Corporation,
Chair of Greencode Ventures Ltd and
a member of the Supervisory Board
of Oulu University.

Peter Cunningham Chief Financial Officer
BA (Hons), Chartered Accountant (England and Wales). Age 58. Appointed June 2021.
Skills and experience
As Chief Financial Officer, Peter
brings extensive commercial
expertise from working across the
Group in various geographies. He
is strongly focused on the
decarbonisation of our assets,
investing in the commodities
essential for the energy transition,
and delivering attractive returns to
shareholders while maintaining
financial discipline.
During over 3 decades with Rio
Tinto, Peter has held a number of
senior leadership roles, including
Group Controller, Chief Financial
Officer – Organisational
Resources, Global Head of Health,
Safety, Environment &
Communities, Head of Energy and
Climate Strategy, and Head of
Investor Relations.
Current external appointments
None.

Sam Laidlaw Independent Non-Executive Director
MA, MBA. Age 69. Appointed February 2017; Senior Independent Director from May 2019.
Skills and experience
Sam has more than 40 years’
experience of long-cycle, capital-
intensive industries in which safety,
the low-carbon transition, and
stakeholder management are
critical. Sam has held a number of
senior roles in the energy industry,
including as CEO of both
Enterprise Oil plc and Centrica plc.
He was also a member of the UK
Prime Minister’s Business Advisory
Group.
Current external appointments
Chair of AWE Plc, Chair of Neptune
Energy DE, Chair of the National
Centre of Universities & Business,
Board member of Oxford Saïd
Business School.

Dean Dalla Valle Independent Non-Executive Director
MBA. Age 65. Appointed June 2023.
Skills and experience
Dean brings over 4 decades of
operational and project
management experience in the
resources and infrastructure
sectors. He draws on 40 years’
experience at BHP where he was
Chief Commercial Officer,
President of Coal and Uranium,
President and Chief Operating
Officer Olympic Dam, President
Cannington, Vice President Ports
Iron Ore and General Manager
Illawarra Coal. He has had direct
operating responsibility in 11
countries, working across major
mining commodities and brings a
wealth of experience in engaging
with a broad range of stakeholders
globally, including governments,
investors and communities. Dean
was Chief Executive Officer of
Pacific National from 2017 to 2021.
Current external appointments
Chair of Hysata.

Susan Lloyd-Hurwitz Independent Non-Executive Director
BA (Hons), MBA (Dist). Age 57. Appointed June 2023.
Skills and experience
Susan brings significant experience in
the built environment sector with a
global career spanning over 30 years.
Most recently Susan was Chief
Executive Officer and Managing
Director of Mirvac Group for over a
decade. Prior to this, she was
Managing Director at LaSalle
Investment Management, and held
senior executive positions at MGPA,
Macquarie Group and Lendlease
Corporation.
Current external appointments
President of Chief Executive
Women, Chair of the Australian
National Housing Supply and
Affordability Council and the
Australian Centre for Gender
Equality and Inclusion @ Work
Advisory Board, Non-Executive
Director of Macquarie Group and
Spacecube, Member of the Sydney
Opera House Trust and Global
Board member at INSEAD.

Annual Report on Form 20-F 2024	103	riotinto.com
Directors’ report  |  Board of Directors

Board changes Simon McKeon stepped down as director on 2 May 2024. Sam Laidlaw and Kaisa Hietala will step down from the Board at the conclusion of the Rio Tinto Limited AGM on 1 May 2025.	Past external appointments over the last 3 years For details of each Director’s previous directorships of other listed companies see the Directors’ report on page 149.	Board committee membership key
		Committee Chair	People & Remuneration Committee
		Audit & Risk Committee	Sustainability Committee
Nominations Committee

Martina Merz Independent Non-Executive Director
B.Eng. Age 61. Appointed February 2024.
Skills and experience
Martina brings over 38 years of
extensive leadership and
operational experience, most
recently as CEO of industrial
engineering and steel production
conglomerate ThyssenKrupp AG.
She has held numerous leadership
roles, including at Robert Bosch
GmbH and at Chassis Brakes
International. Martina also has
extensive listed company
experience and is known for her
expertise in the areas of strategy,
risk management, legal/compliance
and human resources.
Current external appointments
Member of the Supervisory
Board at AB Volvo and Member of
the Shareholder Council of the
Foundation Carl-Zeiss-Stiftung as
the owner of Zeiss AG and
Schott AG.

Ngaire Woods CBE Independent Non-Executive Director
BA/LLB, DPhil. Age 62. Appointed September 2020.
Skills and experience
Ngaire is the founding Dean of the
Blavatnik School of Government,
Professor of Global Economic
Governance and the Founder of the
Global Economic Governance
Programme at Oxford University. As
a recognised expert in public policy,
international development and
governance, she has served as an
adviser to the African Development
Bank, the Asian Infrastructure
Investment Bank, the Center for
Global Development, the
International Monetary Fund, and
the European Union.
Current external appointments
Trustee of the Schwarzman
Education Foundation, and Member
of the Conseil d’administration of
L’Institut national du service public.

Jennifer Nason Independent Non-Executive Director
BA, BCom (Hons). Age 64. Appointed March 2020.
Skills and experience
Jennifer has over 38 years’
experience in corporate finance
and capital markets. She was the
Global Chair of Investment Banking
at JP Morgan, based in the US,
and for the past 20 years, led the
Technology, Media and
Telecommunications global client
practice. During her time at JP
Morgan, she worked in the metals
and mining sector team in Australia
and co-founded and chaired the
Investment Banking Women’s
Network and sat on the Executive
Committee for the Investment
Bank.
Current external appointments
Co-Chair of the American
Australian Business Council, Non-
Executive Director at Accenture.
Trustee of Dodge and Cox.

Ben Wyatt Independent Non-Executive Director
LLB, MSc. Age 50. Appointed September 2021.
Skills and experience
Ben had a prolific career in the
Western Australian Parliament before
retiring in 2021. He held a number of
ministerial positions and became the
first Indigenous treasurer of an
Australian parliament. His extensive
knowledge of public policy, finance,
international trade and Indigenous
affairs brings valuable insight and adds
to the depth of knowledge on the
Board. Ben was previously an officer in
the Australian Army Reserves and
went on to have a career in the legal
profession as a barrister and solicitor.
Current external appointments
Non-Executive Director of Woodside
Energy Group Ltd, Telethon Kids
Institute and West Coast Eagles, and
member of the Advisory Committee of
Australian Capital Equity.

Joc O’Rourke Independent Non-Executive Director
BSc, EMBA. Age 64. Appointed October 2023.
Skills and experience
Joc has over 35 years’ experience
across the mining and minerals
industry.  He was the Chief Executive
Officer of The Mosaic Company, the
world’s leading integrated producer
and marketer of concentrated
phosphate and potash, from 2015 to
2023. He also served as President of
Mosaic until recently, and previously
held roles there including Executive
Vice President of Operations and Chief
Operating Officer. Prior to this, he was
President of Australia Pacific at Barrick
Gold Corporation, leading gold and
copper mines in Australia and Papua
New Guinea. Joc is known for his deep
knowledge of the mining industry, and
passion for improving safety and
operational performance.
Current external appointments
Non-Executive Director at the Toro
Company and The Weyerhaeuser
Company.

Andy Hodges Group Company Secretary
ACG, MBA. Age 57. Appointed August 2023.
Skills and experience:
Andy joined Rio Tinto in 2018 and
became Group Company Secretary
in 2023. Andy has nearly 20 years’
experience in senior company
secretarial roles, including as
Deputy Company Secretary at
Anglo American and Assistant
Company Secretary at Aviva.
Current external appointments
None.

Sharon Thorne Independent Non- Executive Director
BA (Hons), FCA, Chartered Accountant (England and Wales). Age 60. Appointed July 2024.
Skills and experience
Sharon has extensive experience of
auditing and advising clients across
a broad range of sectors. She had a
36-year career with Deloitte,
becoming an audit partner in 1998.
During her time at Deloitte, she held
numerous Executive and Board
roles before becoming Deputy CEO
Deloitte North-West Europe in 2017
and Global Chair from 2019, before
retiring at the end of 2023. Sharon is
an advocate for collective action on
environmental sustainability and
climate change and is a strong
believer in the need for greater
diversity, equity, and inclusion in
business and civil society, and she
has long championed greater
diversity in senior leadership roles.
Current external appointments
Governor, London Business School;
Trustee, Royal United Services
Institute; Advisory Board Member,
Common Goal; and Advisory
Council Member, Deloitte Centre for
Sustainable Progress.

Tim Paine Company Secretary, Rio Tinto Limited
BEc, LLB, FGIA, FCIS. Age 61. Appointed January 2013.
Skills and experience
Tim joined Rio Tinto in 2012 and
became Joint Company Secretary
of Rio Tinto Limited in January
2013. He has over 30 years of
experience in corporate counsel
and company secretary roles,
including as General Counsel and
Company Secretary at Mayne
Group, Symbion Health and Skilled
Group. Tim also spent 12 years at
ANZ Bank, including as Acting
General Counsel and Company
Secretary.
Current external appointments
Joint Company Secretary for
Australia-Japan Innovation Fund
and member of the Governance
Institute of Australia’s Legislation
Review Committee.

Annual Report on Form 20-F 2024	104	riotinto.com
Directors’ report
Executive Committee
Day-to-day management of the business is delegated by the Board to the Chief Executive and, through him, to other members of the Executive Committee and to certain management committees.

Jakob Stausholm Chief Executive Biography can be found on page 102.

Peter Cunningham Chief Financial Officer Biography can be found on page 102.

Mark Davies Chief Technical Officer
Mark was appointed to the Executive Committee
in 2020 and became Chief Technical Officer in
October 2021. He joined Rio Tinto in 1995 as a
Senior Mechanical Engineer and has worked in
operational and functional leadership roles,
including Iron and Titanium, Group Risk, and
Global Procurement.
Mark leads Development & Technology where he
is responsible for exploration, studies and major
capital construction, and Group-wide
decarbonisation. Mark also manages our Safe
Production System and Rio Tinto’s Technical
Centres of Excellence, covering asset
management, orebody knowledge, underground
mining, surface mining and processing. He is also
responsible for Rio Tinto’s global research and
development activities.
Mark is our representative on the Champions of
Change Coalition.

Bold Baatar Chief Commercial Officer
Bold became Chief Commercial Officer in
September 2024.
Since joining Rio Tinto in 2013, Bold has held a
number of leadership positions across
operations, Marine, Iron Ore sales and marketing,
and Copper. He joined the Executive Committee
in 2016 as the Chief Executive of the Energy &
Minerals product group, and became Chief
Executive, Copper in February 2021.
Bold brings deep experience across geographies,
commodities and markets. A passionate advocate
for integrating ESG into decision-making across
the business landscape, he combines strong
commercial and business development expertise
with a focus on developing markets and
partnerships with our host communities and
nations.

Isabelle Deschamps Chief Legal Officer, Governance & Corporate Affairs
Isabelle joined Rio Tinto in November 2021. She
leads the global Legal, Communication, and
External Affairs teams, overseeing governance
functions including the Company Secretariat,
Ethics & Compliance, and Technical Evaluation.
With extensive international experience, Isabelle
is a non-executive Director of the Japanese
conglomerate Hitachi and previously worked as
General Counsel and member of the Executive
Committee at AkzoNobel, following her tenure at
Unilever.
Isabelle is a pragmatic and transparent leader
who champions respect at work and drives our
social licence agenda. She is passionate about
inclusion, diversity, continuous learning, and
promoting a culture of integrity.

Georgie Bazette Chief People Officer
Georgie began her role as Chief People Officer in
January 2025. With 25 years' experience as a
global leader, Georgie is dedicated to finding
better ways to unlock the full potential of our
people. Since joining Rio Tinto in 2008, she has
held diverse leadership roles within the People
(HR) function in various product groups, Group
Functions and at the Group level. Most recently,
Georgie served as Chief Operating Officer,
People, where she led the transformation agenda
for the function.
Georgie is passionate about continuing to build a
Rio Tinto where everyone, everywhere feels safe,
respected and empowered by developing talent,
evolving our culture, and creating inclusive
environments that foster growth and innovation.

Katie Jackson Chief Executive, Copper
Katie was appointed Chief Executive, Copper in
September 2024. Before this, Katie was
President of National Grid Ventures, responsible
for financing, developing and operating large-
scale energy infrastructure assets, including
electricity interconnectors, LNG solutions,
renewables, and competitive transmission.
With a career spanning 3 continents at Shell,
UBS, Anadarko, Equinor and BG Group, Katie
brings strong operational, commercial and
strategy experience. She has a passion for
solving technical, operational and financial
challenges to make complex global projects work.

Annual Report on Form 20-F 2024	105	riotinto.com
Directors’ report  |  Executive Committee

Sinead Kaufman Chief Executive, Minerals
Sinead became Chief Executive, Minerals in
March 2021. Since Sinead joined Rio Tinto in
1997 as a geologist, she has held senior
leadership and operational roles across
Aluminium, Copper & Diamonds, Energy &
Minerals, and Iron Ore. She joined the Executive
Committee in early 2021.
Sinead brings strong operational expertise
combined with a track record of delivering future-
focused sustainability outcomes. Sinead has led
the Minerals business to play a central role in
driving growth and decarbonisation.

Jérôme Pécresse Chief Executive, Aluminium
Jérôme joined Rio Tinto in October 2023. He is
leading a bold strategy to decarbonise the entire
aluminium value chain and drive sustainable
growth.
With extensive experience from global executive
roles at GE, Alstom, and Imerys, Jérôme is
committed to value creation for shareholders and
brings leading expertise in energy, mining, and
strategic transformation. His vision centres on
low-carbon innovation, operational excellence,
and meeting rising demand for low-carbon
materials. Equally central in his leadership is
fostering a culture of diversity, excellence, and
continuous improvement, while strengthening
industry and community partnerships for shared
value and lasting impact.

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
Kellie also has company-wide responsibility for
Health, Safety, Environment & Security,
Communities & Social Performance and Closure.

Simon Trott Chief Executive, Iron Ore
As Chief Executive – Iron Ore, Simon leads the
world’s largest and most innovative integrated
bulk commodity producer, achieving exceptional
financial performance by finding better ways to
provide the materials the world needs.
Drawing on 25 years’ mining industry experience
across operating, commercial and business
development roles, Simon is driving the Iron Ore
business to develop a values-based performance
culture and reach its vision to become the world’s
most valued resource business.

Former Executive
Committee members
Alf Barrios stepped down as Chief Commercial
Officer on 31 August 2024. On 1 September 2024
Bold Baatar succeeded him in this role. Alf
Barrios continued as Chair for China, Japan and
Korea and as an Executive Committee member
until his retirement at the end of 2024.
James Martin stepped down as Chief People
Officer on 31 December 2024, ahead of his
retirement from Rio Tinto.

Annual Report on Form 20-F 2024	106	riotinto.com
Directors’ report
Our stakeholders
This stakeholder section, together with the information on page 9, constitutes our Section 172(1) statement.
The Board is required by the UK Companies Act 2006 to promote the success of the company for the benefit of our shareholders, and in doing so, take into account the interests of our wider stakeholders. Our key stakeholders are our people, the communities where we operate, civil society organisations, governments, our investors, our customers and our suppliers.
Our people
Engaged people are key to our success.
How our Board engages
–Susan Lloyd-Hurwitz, our designated Non-Executive Director for workforce engagement, oversees our program of workforce
engagement events.
–In-person and virtual town halls with the Board and Executive
Committee members.
–The Board engaged with our workforce while visiting several sites and offices throughout the year, including in Melbourne, Brisbane and Montreal. Engagements have included town halls and Q&A
sessions with smaller groups of employees to exchange insights and reflections about the business.
–Employees are informed of the Group’s production and financial results, and in the event of any significant events, Group-wide communications are made through a number of channels.
What was important in 2024
–Improving company culture and continuing the implementation of the Everyday Respect recommendations
–Business growth, operational performance
–Societal issues
How the Board has taken account of these interests
–An engaged and diverse workforce is imperative to the success of the business. As part of the regular program, the Board reviews the results of the twice-yearly people surveys and oversees
myVoice, our confidential whistleblowing program. This year the
Board considered the outcomes of the Everyday Respect
Progress Review Survey.
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

Communities
The strength of our relationships with host communities, and broader society, is fundamental to our business.
Without their support we cannot operate successfully.
How our Board engages
–We continue to strengthen our social performance capacity and capability to be better operators and partners. We have increased engagement between Indigenous Peoples and our senior
operational leaders and teams.
–In December 2024, Ben Wyatt and Susan Lloyd-Hurwitz met with several Indigenous Leaders in Montreal as part of our Stakeholder
Sessions. The roundtable provided insights to the Board on the evolving dynamics of Indigenous partnerships, particularly in the context of the potential shift in government policies on Indigenous rights and land use.
–In 2024, together with Voconiq, a third-party engagement science research company, we launched a global Community Perception
Monitoring program, Local Voices. The program will help us to more effectively engage and better understand communities’
perceptions, leading to improved data-driven social performance.
Progress and insights of the program are overseen by the
Sustainability Committee.
What was important in 2024
–Job creation and procurement opportunities
–Land access
–Socioeconomic development projects
–Environmental management, tailings storage facilities, operational impacts and potential site closures
–Security
How the Board has taken account of these interests
–The Board oversees and receives regular updates on many
 projects and the impact they have, or will have, on communities.
Supporting economic opportunities for host communities and
regions is a key priority for us and, in addition to our social investment programs, we strive to employ local people and
engage local services.
–We have undertaken independent cultural management audits to help us improve our cultural heritage management and
performance, and our engagement with Indigenous communities.
–The Australian Advisory Group guides us on current and emerging issues, which helps us better manage policies and positions
important to Australian communities and our broader business.

For more information about our work with communities, see pages 81-84.

Annual Report on Form 20-F 2024	107	riotinto.com
Directors’ report  |  Our stakeholders
Civil society organisations
Civil society organisations (CSOs) play an important role in society. They hold us to account and help us understand societal expectations across environmental, social and governance (ESG) issues, and identify risks and opportunities to collaborate.
How our Board engages
–We engage regularly with a wide range of CSOs to understand and respond to areas of interest and concern, communicate
progress, share challenges and advance common goals. In 2024, we expanded our outreach to CSOs in Europe, Guinea, the US
and Canada. In 2024, these included 2 sessions on progress
towards our Group nature strategy, meetings on our Climate
Action Plan, and on QIT Madagascar Minerals and Simandou.
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
What was important in 2024
–Decarbonisation, carbon offsets and Scope 3
–Water management, biodiversity protection and nature targets
–The Panguna Mine Legacy Impact Assessment
–Australia’s nature-positive plan and reforms
–Indigenous Peoples’ rights in the energy transition
–The Jadar project
How the Board has taken account of these interests
–The Board and its sub-committees consider issues raised by
CSOs throughout the year, particularly through the Sustainability
Committee. The Board is represented at the CSO roundtables
through the Chair and other Directors.
–The Board considers ESG issues and our social licence to operate when making decisions on new ventures, projects and other
growth opportunities.
–The Chair and executives engaged extensively with investors on the topic of environment.

Governments
Governments – national, state and provincial, and local – are important stakeholders for our business. They provide the legal and policy framework that supports our businesses, and ensures that our communities and people are protected.
How our Board engages
–We participate in multi-stakeholder organisations, initiatives and roundtables, such as the Extractive Industry Transparency
Initiative (EITI), and ICMM.
–We have innovative partnerships with governments, such as
ELYSIS with the Governments of Canada and Quebec. We also
partner with governments on projects, such as with the
Government of Guinea on the Simandou iron ore deposit.
–Government representatives regularly visit our sites.
–In Australia, we engage with governments on issues such as
project approvals and cultural heritage protection.
–In the US, we advocate on public policy related to the North
American supply chain and alignment on climate change, critical minerals and materials, renewable energy and trade.
–In China, we partner and engage with a range of government and state-owned entities on issues related to climate change,
innovation, training, procurement and product supply.
–We contribute to UK and EU public policy development.
What was important in 2024
–Tax and royalty payments
–Compliance with laws and regulations
–Local employment, procurement, health and safety
–ESG issues, decarbonisation opportunities and socioeconomic development projects
–Operational environmental management
–Transparency and human rights
–Industrial policy
–New technology
–Security
How the Board has taken account of these interests
–We engage with government officials to understand their
expectations, concerns, and policies. This helps us align our activities with government interests. The Board receives regular updates regarding all our projects and, in doing so, oversees our engagement with governments.
–The Board oversees our financial management to ensure we
comply with tax obligations and make a fair contribution to our host country's revenue. We comply with regulations and contribute positively to the economic and social development of the regions where we operate.

Annual Report on Form 20-F 2024	108	riotinto.com
Directors’ report  |  Our stakeholders
Investors
Our strategy and long-term success depend on the support of our investors.
How our Board engages
–We held 2 annual general meetings (AGMs), one in Australia and one in the UK, where institutional and retail investors could engage directly with the Board and management, giving them the
opportunity to ask questions and vote on our Remuneration report.
–In 2024, our Chair, Dominic Barton, met with investors from the
UK, the US and Australia to convey how our strategy integrates the net zero transition into our business, including our portfolio, capital investment decisions and business planning.
–Regular calls, one-on-one meetings and group events, roadshows, presentations and attendance at investor conferences.
–Webinars and online Q&A sessions.
–Our corporate reporting suite and regular updates on our website and social media.
What was important in 2024
–Financial and operational performance
–Our ESG performance, including the impact of climate change and how we are decarbonising our business
–Compliance with laws and regulations
–Human rights
–Remuneration policy
How the Board has taken account of these interests
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

Customers
The needs of our customers are central to our operational decision-making.
How our Board engages
–In December 2024, Jakob Stausholm, Kaisa Hietala and Dean
Dalla Valle met with several of our customers in Montreal as part of our Stakeholder Sessions. The roundtable enabled discussion of the critical challenges facing Canada’s supply chains, including the impact of climate change, extreme weather events and
geopolitical developments.
–Our Commercial team connects with customers through direct
engagements and via business and industry forums. In addition, we periodically seek their feedback and gather insights through our customer survey. The results of our customer survey
conducted in 2024 have been shared with the Board.
–Decarbonisation of the value chain is one of our customers’ biggest challenges. We partner to find innovative solutions to help produce sustainable products that support their net zero ambitions.
What was important in 2024
–Product quality
–Product delivery management
–Innovation for decarbonisation solutions
–Strategic partnerships
–Access to ESG traceability data
–Supply security
–Responsible sourcing and supply
How the Board has taken account of these interests
–The Board receives updates on the key priorities for Commercial, its role in supporting the Group strategy, and our market
development and customer engagement initiatives.

Suppliers
Our suppliers are critical to our ability to run efficient and safe global operations.
How our Board engages
–In December 2024, Peter Cunningham, Sharon Thorne and Simon
Henry met with several of our suppliers in Montreal as part of our
Stakeholder Sessions. The roundtable explored anticipated
challenges and innovations in sustainable supply amid intensifying competition and electrification trends. The session also enabled discussion of the evolving role of Canadian suppliers in meeting the rising global demand for critical minerals.
–Similar to our customers, we periodically seek comparative
feedback from our suppliers through a survey. The results of our supplier survey conducted in 2024 have been shared with
the Board.
–We partner with suppliers to co-develop technologies and
applications, such as collaborating with Caterpillar and Komatsu on the testing of large battery-electric haul truck technology in the
Pilbara to accelerate its potential future use.
What was important in 2024
–Payment terms and processes
–Partnership and collaboration
–Contract terms and conditions
–Sustainability and ethical practices
–Efficiency and simplification
–Support and engagement
–Innovations and improvement
How the Board has taken account of these interests
–The Board receives updates on the Group’s activities with
suppliers, including metrics regarding how the Group has
supported initiatives aimed at suppliers that are owned and
operated by Indigenous groups.
–Our Chair met with the Chair of Wuxi-Boton, a key supplier of conveyor belts to our global operations, located outside Shanghai,
China. Our deep collaboration helps them continue to innovate in areas such as improving product performance and longevity,
reducing carbon emissions in both manufacturing and operations, end of life recycling, and social projects.

Annual Report on Form 20-F 2024	109	riotinto.com
Directors’ report
Board activities in 2024
The Board had 7 scheduled meetings in 2024. At every Board meeting, the Chief Executive and
Chief Financial Officer report on the safety, operating, and business performance of the Group, and people, culture and values.
In 2024, the Board reviewed its forward
agenda of matters to be discussed,
considered its constitution, composition, and
performance, and reviewed any new or
amended Group policies. The Board has
ultimate oversight of ESG matters but has
delegated responsibility for certain matters to
the Sustainability Committee.
Set out below are some of the specific matters
that the Board considered during the year.
In February, the Board:
–Reviewed and approved the Group's 2023
full-year results and final shareholder returns,
which had been considered by the Audit &
Risk Committee.
–Approved the Group’s 2024 Funding Plan.
–Approved a proposal for the Group to
manage the rehabilitation of Energy
Resources of Australia’s Ranger Project
Area.
–Approved a proposal that New Zealand
Aluminium Smelters sign 20-year
electricity arrangements.
–Considered an update on the renewable
power purchase agreements in
Queensland to support the repowering of
Boyne Smelters Limited.
–Approved an agreement to support the
future environmental rehabilitation and
remediation of the Gardanne industrial
complex.
–Approved notice to proceed for the
development of the Simandou high-grade
iron ore deposit in Guinea.
–Considered an update on the
Jadar Project.
–Received updates on compliance:
program developments, effectiveness,
risks, and business integrity myVoice
insights.
In April, the Board:
–Discussed a report covering the Group’s
progress on cultural change.
–Considered Board succession planning.
–Reviewed detailed reports on lithium
and exploration.
–Received an update on the Simandou
project.
In May, the Board:
–Approved an updated delegated authority
framework.
–Discussed a progress update on the
Everyday Respect Report.
–Approved the 2023 Modern Slavery
Statement.
In July, the Board:
–Discussed an update on the Group’s
culture, results and insights from the
People Survey, and the Everyday
Respect Progress Review.
–Reviewed an update on asset
management performance.
–Considered a summary of key risks to the
Simandou project and mitigation actions.
–Approved the Group’s 2024 half-year
results statement and interim shareholder
returns, which had been considered by the
Audit & Risk Committee.
–Approved the Boyne Smelters Limited
energy strategy.
–Reviewed an Ethics and Compliance, and
Business Conduct Office update.
–Approved the mid-year confirmation of
material risks.
In September, the Board:
–Discussed an update on the Jadar Project
and committed to continue to engage the
community and other stakeholders on a
fact-based dialogue about the Project.
–Considered an update regarding the
Energy Resources of Australia Ranger
rehabilitation project.
In October, the Board:
–Received and considered an overview of
the Arcadium Lithium business and an
update on the transaction process.
–Discussed the outcomes of the Everyday
Respect Progress Review.
–Received a progress update on the
development of the 2025 Climate
Action Plan.
In December, the Board:
–Met stakeholders, customers and suppliers
in Montreal.
–Visited Matalco, aluminium operations in
Saguenay-Lac-Saint-Jean, and Rio Tinto
Iron & Titanium Quebec Operations Sorel-
Tracy plant.
–Approved a proposal for $2.5 billion to
expand the Rincon project in Argentina.
–Considered an assessment of the Group’s
material risks, associated controls, and
management responses deployed in 2024.
–Approved the Group’s 2025 Annual Plan.
–Discussed initial results from the annual
Board evaluation.
Strategy and risk
The Board holds dedicated two-day strategy
sessions each year as part of the May and
October Board meetings. A high-level
summary of the main themes discussed
is below:
May
–The global strategic context, including the
division of markets and supply chain
challenges, and the Group’s core projects
in this context.
–The evolution of the Group’s strategy and
opportunities for value creation.
–Analysis of the industry structure and
drivers of change for products.
–Global energy markets and long-term
dynamics.
–Opportunities to simplify.
October
–Delivery against the Group’s strategic
objectives and the way forward.
–Processes standardisation, simplification,
and continuous improvement.
–Detailed reviews of the strategies for the
iron ore, copper, and aluminium product
groups.
–Learnings and levers regarding the
objective to become Best Operator.
How the Board monitors culture
The Board monitors the Group’s culture by receiving regular updates from the Executive Committee and management. They monitor
progress of the implementation of the recommendations of the
Everyday Respect Report, review data from the myVoice confidential whistleblowing program and twice-yearly People Survey results, and receive a quarterly report on the Group’s cultural journey.

For more information on how the Board monitors culture and engages with our people, see page 106.

Annual Report on Form 20-F 2024	110	riotinto.com
Directors’ report
Evaluating our performance
This year, the Board’s annual performance evaluation was led internally. This aligns with the corporate governance principles for both the UK and Australia.
Every 3 years, we engage a professional
external adviser to undertake an
independent evaluation of the Board’s
effectiveness, and, in 2023, Jan Hall, of
business advisory company No.4, carried
this out. This external evaluation took an in-
depth look at Board dynamics and how the
Board operated. The Board agreed actions
for improvement from this evaluation, which
were detailed in our 2023 Annual Report and
we have worked to implement these during
2024.
The objectives of the 2024 internal
evaluation were then to:
1)Assess progress against the actions from
the 2023 external evaluation, and
determine if more work is needed to close
these out.
2)Understand where the Board is doing well
and where improvements could be made,
taking into account 2023’s detailed
review.
3)Set a benchmark against which
effectiveness can be assessed in
future years.
How the 2024 evaluation worked
All Board members completed an
anonymous questionnaire that looked at:
–progress against the specific actions from
the 2023 evaluation
–the performance of the Board during
the year
–the performance of its committees
–feedback on the performance of the Chair
and individual Directors.
In addition to the questionnaire, each
Director had an externally facilitated
interview to capture deeper and more
nuanced feedback on board effectiveness.
What the evaluation found
The evaluation concluded that the Board and
its Committees were working well, and that
the performance of the Chair and individual
Directors was effective.
The consensus from the questionnaire and
the interviews was very positive. Feedback
noted the improvement over the year in
terms of structuring the Board’s agendas and
papers to allow more time to be focused on
discussion and on material strategic topics.
The external evaluation in 2023 had
identified this as an improvement area. There
was agreement however that further
improvement is required, and work will be
undertaken on the format of the Board’s
materials to ensure they allow the Board to
consider matters in a focused and
concise way.
With a number of newly appointed Directors,
the Board spent 2 dedicated sessions in
2024 on team dynamics and accelerating the
process of getting to know one another more
deeply. The evaluation results reflected that
these sessions were considered very
valuable and will be repeated.
The Non-Executive Directors, led by the
Senior Independent Director, are responsible
for the performance evaluation of the Chair
and met separately in 2024 to discuss this.
The externally facilitated interview process
also captured feedback on the Chair and
Directors, all of whom were considered to be
performing efficiently.

Directors’ attendance at scheduled Board and committee meetings during 20241

	Committee Appointments	Board	Audit & Risk	Nominations	People & Remuneration	Sustainability
Chair and Executive Directors
Dominic Barton		7/7		2/2	5/5	4/4
Jakob Stausholm		7/7
Peter Cunningham		7/7
Non-Executive Directors
Dean Dalla Valle		7/7		2/2	5/5	4/4
Simon Henry		7/7	6/6	2/2
Kaisa Hietala[4,8]		7/7	4/4	2/2		4/4
Sam Laidlaw[11]		7/7		2/2	5/5	3/4
Susan Lloyd-Hurwitz[2,8]		7/7		2/2	4/5
Simon McKeon - retired 2 May 2024[3]		3/3	2/2	2/2	2/2
Martina Merz - joined 1 February 2024[7,8]		7/7		2/2		2/2
Jennifer Nason[8,12]		7/7		2/2	5/5
Joc O’Rourke[4,8,10]		7/7	4/4	2/2		2/2
Sharon Thorne - joined 1 July 2024[5]		4/4	3/3
Ngaire Woods[9]		7/7		2/2	2/2	4/4
Ben Wyatt[6,8]		7/7	6/6	2/2	3/3
1.In addition to the scheduled meetings of the Board and Committees for 2024, in order to attend to urgent matters, 2 ad hoc meetings of the Board were convened. Other than as expressly noted below, these meetings were attended by each member of those committees.
2.Susan Lloyd-Hurwitz was unable to attend a meeting of the People & Remuneration Committee in February due to medical reasons.
3.Simon McKeon stepped down from the Board with effect from 2 May 2024.
4.Kaisa Hietala and Joc O'Rourke became members of the Audit & Risk Committee with effect from 1 June 2024.
5.Sharon Thorne became a member of the Audit & Risk Committee with effect from 1 July 2024.
6.Ben Wyatt became a member of the People & Remuneration Committee with effect from 1 June 2024.
7.Martina Merz became a member of the Sustainability Committee with effect from 1 June 2024.
8.Kaisa Hietala, Susan Lloyd-Hurwitz, Martina Merz, Jennifer Nason, Joc O'Rourke and Ben Wyatt ceased to be members of the Nominations Committee with effect from 31 May 2024.
9.Ngaire Woods ceased to be a member of the People & Remuneration Committee with effect from 31 May 2024.
10.Joc O'Rourke ceased to be a member of the Sustainability Committee with effect from 31 May 2024.
11.Sam Laidlaw was unable to attend a meeting of the Sustainability Committee in December due to a pre-existing commitment.
12.Jennifer Nason became a member of the Audit & Risk Committee with effect from 17 February 2025.
Board committee membership key

Committee Chair	People & Remuneration Committee
Audit & Risk Committee	Sustainability Committee
Nominations Committee

Annual Report on Form 20-F 2024	111	riotinto.com
Directors’ report
Nominations Committee report
The Nominations Committee ensures appointments to the Board are subject to a formal, rigorous and transparent procedure, and oversees succession planning for the Board and senior management.
As we reported last year, the size of the
Board peaked at 14 Directors as we retained
the expertise and experience of our longer-
serving Directors during a transitional period
as newer Directors familiarised themselves
with the Group. This transitional phase is
now largely concluded so we will make the
following changes to the Board during 2025.
With effect from the conclusion of the Rio
Tinto Limited annual general meeting in May
2025, Sam Laidlaw will step down as a
Director of the Company. Sam was
appointed to the Board in February 2017 and
has served as Chair of our People &
Remuneration Committee and as the Senior
Independent Director. I would like to express
my sincere thanks to Sam, on behalf of the
Board, for his outstanding contribution to Rio
Tinto. Ben Wyatt will succeed Sam as Chair
of the People & Remuneration Committee.
Sharon Thorne will become our Senior
Independent Director.
In the second half of 2025, Simon Henry will
step down as a Director. Simon was
appointed to the Board in April 2017 and has
served as Chair of the Audit & Risk
Committee since May 2019. We are grateful
to Simon for his invaluable contribution to the
Group. Sharon Thorne will succeed Simon
as Chair of the Audit & Risk Committee.
Kaisa Hietala will also step down as a
Director with effect from the conclusion of the
Rio Tinto Limited annual general meeting in
May 2025. The recent growth in our lithium
business has increasingly created potential
conflicts of interest with Kaisa’s non-
executive directorship with Exxon Mobil. Out
of an abundance of caution, Kaisa has
offered to resolve this potential conflict by
stepping down from the Rio Tinto Board.
Kaisa has been a very welcome and
valuable addition to the Board since her
appointment in March 2023, and her
guidance on energy transition and business
transformation in particular have contributed
significantly and insightfully to our
discussions.
While she will be greatly missed, we have
accepted the decision to step down and wish
Kaisa well for the future.
Dominic Barton
Nominations Committee Chair
19 February 2025

Board induction
Following a significant refresh of our Board
through 2023 and 2024, we reviewed our
induction process and made improvements
to make it more efficient and tailored to the
interests and requirements of each new
Director so that they can quickly build an
understanding of Rio Tinto, our markets
and stakeholders.
The induction aims to add greater depth
to Directors’ existing knowledge of the
company, enabling them to become more
effective members of the Board as quickly as
possible. Initially this can be achieved
through access to written information, which
is provided on appointment. The Company
Secretary then works with the Director to
build a focused set of engagements with
leadership and management to allow for
discussion on key topics and further
information to be provided. Specific briefings
are often included as part of the regular
teach-in sessions that are provided for the
Board.
The induction typically takes several months
and the Company Secretary works closely
with the Director to ensure it is relevant. Site
visits are important to our induction process
and this year Dean Dalla Valle, Susan Lloyd-
Hurwitz and Joc O’Rourke visited Kennecott,
Martin Merz and Joc O’Rourke travelled to
Yarwun and QAL, and Sharon Thorne visited
our aluminium operations in Saguenay-Lac-
Saint-Jean. Our new Directors also visited
Matalco and Rio Tinto Iron & Titanium Quebec
Operations’ Sorel-Tracy plant.

For more information about our new Non- Executive Directors, see the Board biographies on pages 102-103.
Nominations Committee
members1,2

Dominic Barton (Chair)	Sam Laidlaw
Dean Dalla Valle	Ngaire Woods
Simon Henry
1.Simon McKeon was a member of the Committee until his
retirement from the Board on 2 May 2024.
2.Kaisa Hietala, Susan Lloyd-Hurwitz, Martina Merz,
Jennifer Nason, Joc O’Rourke and Ben Wyatt stepped
down from the Nominations Committee on 31 May 2024.
Length of tenure of
Non-Executive Directors

●	0-3 years: 7
●	+3-6 years: 3
●	+6-9 years: 2

Annual Report on Form 20-F 2024	112	riotinto.com
Directors’ report  |  Nominations Committee report
Our key responsibilities
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
pages 102-103.
The Chief Executive and the Chief People
Officer are invited to attend all or part of
meetings, as appropriate. The Committee is
chaired by the Chair of the Board, unless the
matter under consideration relates to the role
of the Chair.
The Committee had 2 formal meetings in
2024.  Attendance at the formal meetings is
included in the table on page 110.
Appointments to the Board –our policy
We base our appointments to the Board on
merit, and on objective selection criteria, with
the aim of bringing a range of skills,
knowledge and experience to Rio Tinto.
This involves a formal and rigorous process
to source strong candidates from diverse
backgrounds, and conducting appropriate
background and reference checks on the
shortlisted candidates. We aim to appoint
people who will help us address the
operational and strategic challenges and
opportunities facing the company and ensure
that our Board is diverse in terms of
experience, gender, nationality, social
background and cognitive style. As such, we
engage only recruitment agencies that are
signed up to the Voluntary Code of Conduct
on diversity best practice.
We believe that an effective Board combines
a range of perspectives with strong
oversight, combining the experience of
Directors who have developed a deep
understanding of our business over several
years with the fresh insights of newer
appointees. We aim for the Board’s
composition to reflect the global nature of our
business - we currently have 8 different
nationalities (including dual nationalities) on
a Board of 14.
The Committee engaged Spencer Stuart to
support the search for our new Non-Executive
Directors, Martina Merz and Sharon Thorne.
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
Diversity
The Board recognises that it has a critical
role to play in creating an environment in
which all contributions are valued, different
perspectives are embraced, and biases are
acknowledged and overcome. The Board
shares ownership with the Executive
Committee of the Group’s Respect, Inclusion
& Diversity Policy, which can be found at
riotinto.com/policies.
The proportion of women on the Board is
currently 43% (6 women and 8 men). As at
the date of this report, we do not currently
meet the UK Listings Rules target to have a
female Chair, Chief Executive, Chief
Financial Officer or Senior Independent
Director, however effective 1 May 2025 we
will meet this target when Sharon Thorne
becomes Senior Independent Director.
The Group has continued to set measurable
gender diversity objectives for the
composition of senior leadership and
graduate intake and achievement of these
targets contributes to the variable
remuneration of senior executives. Progress
on diversity is shown in the Our approach to
ESG section on page 34, where we show a
breakdown by seniority.
The number of Directors who identify
themselves as being from an ethnic
background is one (Ben Wyatt), aligned to
the objectives of The Parker Review in
the UK.
For further information on the gender and
ethnic diversity of the Board and Executive
Committee please see page 148 of the
Additional statutory disclosure section.

Progress on diversity is shown in the Talent, diversity and inclusion section on pages 78-80.
Skills and experience of the Chair and Non-Executive Directors

Skills and experience	Some experience	Extensive experience	Total
Chief Executive experience Chief Executive-level experience of a major corporation	3	5	8
Chief Financial Officer and audit experience Experience in financial accounting and reporting, corporate finance, internal controls, treasury and associated risk management	3	2	5
Mining and broader industrial operations Senior executive experience in a large, global mining or industrial organisation	1	5	6
Major projects Experience in developing large-scale, long-cycle capital projects	5	5	10
Corporate governance Experience on the Board of a major quoted corporation subject to rigorous corporate governance standards	1	9	10
Global experience, including multinational and geopolitical experience Experience working in multiple global locations, exposed to a range of cultural, business, regulatory and political environments and/or in-depth understanding of public policy and government relations	1	9	10
Relevant country/regional expertise Knowledge of countries or regions of strategic relevance to the Group	7	1	8
Downstream customer markets Understanding of value chain development, including consumers, customers and marketing demand drivers	5	3	8
ESG Experience of issues associated with environmental and social responsibility, including communities and social performance, government relations, workplace health and safety and stakeholder engagement	6	6	12
Energy transition Knowledge and experience of managing climate-related threats and opportunities including climate science, the low-carbon transition and public policy	8	1	9
Industrial technology and innovation Experience of nurturing and harnessing research, development and innovation, including digital technology and cybersecurity	5	2	7
Mergers and acquisitions and private equity/investing Experience of mergers, acquisitions, disposals, joint ventures, private equity and investing	7	1	8

Annual Report on Form 20-F 2024	113	riotinto.com
Directors’ report
Audit & Risk Committee report
The Committee supports the Board in discharging its governance responsibilities and oversees the integrity of the Group’s financial reporting and associated narrative statements.
The Committee undertakes a regular
schedule of work each year. It discusses and
oversees the significant issues of judgement
relating to the financial statements. We
reviewed the new standards and
amendments applicable for the year to
understand how these would be
implemented by the Group. We also
undertook a forward-looking analysis of
amendments to standards that have been
issued, but are not yet effective. The
Committee works with management and the
external auditors to understand and agree
how these will be applied.
The Committee considered the Group’s
internal controls of financial reporting for the
Sarbanes-Oxley Act (SOX). It also looked at
the internal process in place that will allow
the Board to meet the requirement of the
new UK Corporate Governance Code, with
regard to the effectiveness of internal
controls.
This year the Committee considered the
steps that are being taken to implement a
“Material Control and Assurance Plan” to
address the requirements of the new UK
Corporate Code Provision 29, effective
1 January 2026. This is a top-down, risk-led
methodology to support the new disclosures
required with effect from the 2026 financial
year. We aim to achieve a proportionate and
practical response to the new declaration,
and key to this is the identification of
“material controls”. The foundation of the
work we undertook was looking at the
definition of material control, and we have
worked with peers, accountancy firms and
our auditors to understand emerging best
practice in this area of corporate governance.
We have an existing SOX program and have
therefore considered the interaction between
the two, ensuring that the frameworks are
complementary. Throughout 2025, the team
will review the mapping of controls to
material risks and the Committee have
oversight of this process.
In 2024, the Committee, together with the
Sustainability Committee, have continued to
follow the landscape of environmental, social
and governance (ESG) reporting
requirements. This year we are adopting
new climate disclosures in our reporting, and
we are aiming to align with IFRS S2 on
climate-related disclosures. We think this will
place us in a good position for future years
when reporting becomes mandatory.
I have appreciated the support I have
received from my fellow Committee
members this year. In particular I would like
to thank Simon McKeon for the insight and
challenge that he brought as a member of
the Audit & Risk Committee. The
membership of the Committee was reviewed
following Simon’s departure and as part of
the planned refreshment of the Board.
I am pleased that Kaisa Hietala,
Joc O’Rourke and Sharon Thorne joined the
Committee in 2024. Jennifer Nason
also joined the Committee with effect from 17
February 2025. This has brought depth to the
Committee both in number of members and
the range of experience
each Director brings.
I trust you find this report a useful account of
the work of the Committee during the year.
Simon Henry
Audit & Risk Committee Chair
19 February 2025
Audit & Risk Committee
members1,2,3,4

Simon Henry (Chair)	Joc O’Rourke
Kaisa Hietala	Sharon Thorne
Jennifer Nason	Ben Wyatt
1.Simon McKeon stepped down from the Board on 2 May
2024.
2.Joc O'Rourke and Kaisa Hietala joined the Committee on
1 June 2024.
3.Sharon Thorne joined the Committee on 1 July 2024.
4.Jennifer Nason joined the Committee on 17 February 2025.
Membership
The members of the Committee are all
independent Non-Executive Directors, and
their biographies can be found on
pages 102-103. The Chair of the Board is not
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
Specifically, the Committee members
between them have the accounting and
financial expertise, and a sufficient
understanding of the industry in which the
company operates, to be able to discharge
the Committee’s mandate effectively.
UK listing requirements
In the UK, the members meet the
requirements of the Financial Conduct
Authority’s (FCA) Disclosure Guidance and
Transparency Rules, and the provisions of
the UK Corporate Governance Code relating
to audit committee composition. Simon
Henry, the Chair of the Committee, and
Sharon Thorne are considered by the Board
to have recent and relevant financial
experience.
Simon Henry, Kaisa Hietala and
Joc O’Rourke have extensive experience in
the natural resources sector. Ben Wyatt and
Jennifer Nason have gained experience in
the mining sector by serving on the Board
and through regular site visits, reports and
presentations. Sharon Thorne has
undertaken site visits and teach-ins as part of
her induction programme. The Committee as
a whole has competence relevant to the
sector in which the company operates.
The Committee complies with the Audit
Committees and the External Audit: Minimum
Standard.
US listing requirements
In the US, the requirements for the
Committee’s composition and role are set out
in the Securities and Exchange Commission
(SEC) and New York Stock Exchange
(NYSE) rules. The members of the
Committee meet the independence
requirements set out under Rule 10A-3 of the
US Exchange Act and under Section 303A of
the NYSE Listed Company Manual. The
Board has designated Simon Henry as an
“audit committee financial expert”. The Board
also believes that the other members of the
Committee are financially literate by virtue of
their wide business experience.

Annual Report on Form 20-F 2024	114	riotinto.com
Directors’ report  |  Audit & Risk Committee report
Committee remit
The Committee’s objectives and responsibilities
are set out in our Terms of Reference
(see riotinto.com/corporategovernance).
These follow the relevant best practice
recommendations in Australia, the UK
and the US.
Our main duties
Financial reporting – we review the key
judgements needed to apply accounting
standards and to prepare the Group’s
financial statements. We also review the
narrative reporting that goes with them, with
the aim of maintaining integrity in the Group’s
financial reporting. And we monitor
exclusions made in deriving alternative (non-
GAAP) (Generally Accepted Accounting
Principles) performance measures such as
underlying earnings.
–External audit: We oversee the
relationship with the external auditors and
review all the non-audit services they
provide and their fees, to safeguard the
auditors’ independence and objectivity.
We also assess the effectiveness of the
external audit and, when necessary, carry
out a formal tender process to select
new auditors.
–Framework for internal control and
risk management: We monitor the
effectiveness of the Group’s internal
controls, including those over financial
reporting. We also oversee the Group’s
risk management framework.
–Group Internal Audit (GIA): We oversee
the work of GIA and its head, who reports
functionally to the Committee Chair.
–Mineral Resources and Mineral
Reserves: We oversee the reporting and
assurance of Mineral Resources and
Mineral Reserves, and consider the
impact on financial reporting.
–Distributable reserves: We provide
assurance to the Board that distributable
reserves are sufficient, and in the correct
corporate entities, to support any
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
required during 2024.
The Committee Chair reports to the Board
after each meeting on the main items
discussed, and the minutes of Committee
meetings are circulated to the Board.
We had 6 Committee meetings in 2024.
Attendance at these meetings is included in
the table on page 110. The Committee has
met twice to date in 2025.
The Chair of the Board, the Chief Financial
Officer, the Group Financial Controller and
the heads of GIA and Risk regularly attend
Committee meetings, as does the Chief
Legal Officer, Governance & Corporate
Affairs. Other senior executives and subject-
matter experts are invited as needed.
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
stakeholders outside the formal meetings.
Use of Committee meeting time
in 2024

●	Financial reporting: 40%
●	Internal control and risk management: 25%
●	External audit: 15%
●	Internal audit: 15%
●	Governance: 5%
Other focus areas in 2024
In addition to the scheduled workload, the
Committee also:
–Received an update on internal projects
to simplify how we work. This included the
transition to the HR IT platform Workday
and the Future Finance project, which is
standardising, simplifying and automating
our financial processes and controls.
–Received an update on the development
of the framework that will be used to
determine Material Controls, the testing
approach and the 2025 milestones.
–After a robust process, in early 2025,
recommended to the Board that the draft
2024 Annual Report should be taken as
whole, fair, balanced and understandable.
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
–The Committee considered cyber risk at
the December meeting. This included the
external threat landscape and the
defences, processes and response
capabilities in place to manage risk.
Significant issues relating to financial statements
There were 4 significant issues considered by the Committee in relation to the financial statements.

Matters considered	Conclusion
Review of carrying value of cash-generating units and impairment charges/ reversals
The Committee assessed management’s determination of cash-generating units, review of impairment triggers, and consideration of potential impairment charges and reversals over the course of the year. The key assets discussed included Rio Tinto Kennecott, where the revised mine plan was identified as an impairment trigger and, following the impairment test, management concluded that the carrying value remained supportable, and in Pacific Aluminium where decarbonisation activities resulted in an impairment charge for
Queensland alumina refinery.

Application of the policy for items excluded from underlying earnings and underlying EBITDA
The Committee reviewed the Group’s policy for exclusion of certain items from underlying earnings and confirmed the consistent application of this policy year on year. The pre-tax items excluded from underlying earnings comprised charges of $0.8 billion and income of $1.5 billion. A reconciliation of net earnings to underlying earnings is presented in the Alternative Performance Measures section.

Estimate for provision for closure, restoration and environmental obligations
The Committee reviewed the significant changes in the estimated provision for closure, restoration and environmental obligations by product group and Rio Tinto Closure. The Committee received updates on the closure studies completed in the period and reviewed economic assumptions assessed by management, including changes to the discount rate.

Climate change
The Committee received an overview of the work that management is undertaking in relation to climate change and the potential financial reporting implications thereof. The Committee reviewed the accounting for long-term renewable power purchase agreements entered into during the period and the climate change disclosure in the Annual Report, with particular emphasis on the impact to impairment charges and the related disclosure of sensitivities.

Annual Report on Form 20-F 2024	115	riotinto.com
Directors’ report  |  Audit & Risk Committee report
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
and capabilities.
This year, we updated the scenario
framework used to assess the resilience of
our business under different transition-
related scenarios. Conviction scenario is now
our central case. It underlies strategic
planning across the Group, is used in
commodity price forecasts, valuation models,
reserves and resources determination, and
in determining estimates for assets and
liabilities in our financial statements,
including impairment testing, estimating
remaining economic life, and discounting
closure and rehabilitation provisions.
Resilience scenario is our sensitivity analysis
designed to test our annual plan and
investment proposals.
Neither of the Conviction or Resilience
scenarios above are consistent with the
expectation of climate policies required to
accelerate the global transition to meet the
stretch goal of the Paris Agreement. Despite
global agreements on climate change reached
in Glasgow and Dubai, emissions today
continue to rise, making the 1.5°C goal of the
Paris Agreement unlikely to be achieved. As our
operational emissions targets are in line with
1.5°C, so too are our decarbonisation
investment decisions. In 2022, we developed a
Paris-aligned scenario, referred to as the
Aspirational Leadership scenario, which
helps us better understand the pathways to
meet the Paris Agreement goal, and what
this could mean for our business.
Overall, based on our internally developed
pricing outlooks, we do not envisage a material
adverse impact of the 1.5°C Paris Agreement-
aligned sensitivity on asset carrying values,
remaining useful life, closure and rehabilitation
provisions for our Group.
During the year, the assessment performed
under the Physical Resilience Programme,
together with our ongoing review processes,
including impairment assessments, did not
identify any material accounting impacts as a
consequence of the physical risks associated
with climate change.
For more information on climate change
impact on our Group, see our 2025 Climate
Action Plan on pages 41 to 75 in this report.
Contact with financial regulators
during 2024
During the year, the Company did not
receive any formal correspondence from
financial regulators.
External auditors
Engagement of the external auditors
For the 2024 financial year, KPMG served as
our auditors. Their appointment was
approved by shareholders at our AGMs in
2024. The UK entity of KPMG audits
Rio Tinto plc, and the Australian entity audits
Rio Tinto Limited. The UK audit engagement
partner, Jonathan Downer, was appointed in
March 2021 and the Australian partner,
Trevor Hart, was appointed in 2020. Graham
Hogg will replace Trevor Hart for the 2025
audit. This is a planned partner rotation, in
line with the requirements of the Australian
Accounting Professional & Ethics Standards
Board and SEC requirements.
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
The cap on the total fees that may be paid to
the external auditors for non-audit services in
any given year is 70% of the average of the
audit fees for the preceding 3 years. This is
in line with the FRC’s Ethical Standard. Non-
audit assignments fall into 2
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
Non-audit services provided by KPMG in
2024 were either within the predetermined
approval levels or approved by the
Committee and were compatible with the
general standard of independence for
auditors and the other requirements of the
relevant regulations in Australia, the UK and
the US regulations.
Fees for audit and non-audit services
The amounts payable to the external
auditors, in each of the past 2  years, were:

	2024 $m	2023 $m
Audit fees	28.1	26.6
Non-audit service fees:
Assurance services	5.2	4.1
All other fees	0.2	0.1
Total non-audit service fees	5.4	4.2
Non-audit: audit fees (in-year)	19%	16%
For further analysis of these fees, please see
note 38 on page 228.
None of the individual non-audit assignments
was significant, in terms of either the work
done or the fees payable. We have reviewed

Annual Report on Form 20-F 2024	116	riotinto.com
Directors’ report  |  Audit & Risk Committee report
the non-audit work in aggregate. We are
satisfied that neither the work done, nor the
fees payable, compromised the
independence or objectivity of KPMG as our
external auditors.
No person who served as an officer of
Rio Tinto during 2024 was a Director or
partner of KPMG at a time when they
conducted an audit of the Group.
Effectiveness of the external auditors
We review the effectiveness of the external
auditors annually. We consider the results of
a survey containing questions on the
auditors’ objectivity, quality and efficiency.
The survey, conducted in June 2024, was
completed by a range of operational and
corporate executives across the business,
and by Committee members.
We are satisfied with the quality and
objectivity of KPMG’s 2023 audit.
Audit Quality Review
As part of the annual inspection of audit
firms, the Audit Quality Review (‘AQR’) team
of the Financial Reporting Council (‘FRC’)
reviewed KPMG’s audit of the Group
accounts for the year ended 31 December
2023. The AQR routinely monitors the quality
of audit work of certain UK audit firms
through inspections of sample audits and
related procedures, at individual audit firms.
The Committee and KPMG LLP have
discussed the report, which included a
number of good practice observations.
Overall, the result of the review raised no
issues which caused doubt on the quality of
our external audit and the Committee
remains satisfied with the efficiency and
effectiveness of the external audit.
Appointment of the auditors
The Committee has reviewed the
independence, objectivity and effectiveness
of KPMG as external auditors in 2024
and in the year to date. We have
recommended to the Board that KPMG
should be retained in this role for 2025,
which the Board supports.
KPMG have indicated that they are
willing to continue as auditors of Rio Tinto.
A resolution to reappoint them as auditors of
Rio Tinto plc will be proposed as a joint
resolution at the 2025 AGMs, together with a
separate resolution seeking authority for the
Committee to determine the external
auditors’ remuneration.
Subject to the approval of the above
resolution, KPMG will continue in office as
auditors of Rio Tinto Limited.
Risk management and internal controls
We review Rio Tinto’s internal control
systems and the risk management
framework. We also monitor risks falling
within our remit, including those relating to
the integrity of financial reporting. A summary
of the business’s internal control and risk
management systems, and of the risk factors
we face, is available in the Strategic report
on pages 88-98.
Importantly, responsibility for operating and
maintaining the internal control environment
and risk management systems sits with
leaders who are in the best position to
address them, while offering support to them
via Centres of Excellence and Areas of
Expertise. Leaders of our businesses and
functions are required to maintain adequate
internal controls, to verify that these are
operating effectively and are designed to
identify any failings and weaknesses that
may exist, and that any required actions are
taken promptly.
The Audit & Risk Committee also regularly
monitors our risk management and internal
control systems (including internal financial
controls). We aim to have appropriate
policies, standards and procedures in place,
and ensure that they operate effectively.
As part of considering the risk management
framework, the Committee receives
regular reports from the Group Financial
Controller, the Chief Legal, Governance
& Corporate Affairs Officer, the Head of Risk,
the Head of Group Internal Audit (GIA) and
the Head of Tax on material developments
including with respect to the legal, regulatory
and fiscal landscape in which the
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
Effectiveness of the internal audit program
The Audit & Risk Committee monitors
the effectiveness of the GIA function
throughout the year at its meetings. During
2024, the function continued its journey to
mature GIA to a “trusted adviser level” and
embedding the improvements initiated in
2023, demonstrating improvements in the
function’s effectiveness and delivery.
We are satisfied that the quality, experience
and expertise of GIA are appropriate for the
business and that GIA was objective and
performed its role effectively. We are
satisfied that GIA is appropriately resourced.
We also monitored management’s response
to internal audits during the year. We are
satisfied that improvements are being
implemented promptly in response to GIA
findings, and believe that management
supports the effective working of the
GIA function.
Committee effectiveness
The Committee reviews its effectiveness
annually. In 2024, this was accomplished
through an internally-facilitated evaluation of
the Board and its committees.
The performance of the Committee was
highly rated, with no areas of concern raised
and no significant changes recommended.

Annual Report on Form 20-F 2024	117	riotinto.com
Directors’ report
Sustainability Committee report
The Sustainability Committee monitors and supports Rio Tinto’s processes and practices to ensure we supply the materials the world needs safely and sustainably.
The prevention of fatalities, and the health,
safety and wellbeing of our employees,
contractors and communities, is the
Committee’s first priority. The Committee
also oversees other key sustainability risks,
including in particular our environmental and
social performance risks.
We are deeply saddened by the tragic fatal
events at our managed operations in 2024. In
January, 4 colleagues from our operations at
Diavik and 2 airline crew members lost their
lives in a devastating plane crash near Fort
Smith, Northwest Territories, Canada. And in
October, an employee of a contracting partner
tragically lost his life after he was injured at the
SimFer Port Project, part of the Simandou iron
ore project. The Committee’s sympathies go
out to the families and team members of each
of these colleagues who lost their lives.
Sadly, in 2024 we also saw fatalities more
broadly across our industry, including at the
operations of 2 of our non-managed joint
venture partners.
Our thoughts also remain with the family and
colleagues of a crew member aboard a Rio
Tinto bulk carrier who was reported missing
in December.
These events are a solemn reminder of the
safety risks in our business. We firmly
believe all fatalities are preventable, driving
us to learn from these tragedies and
ensuring we share insights widely to prevent
future events and inform ongoing
improvements to our safety practices.
Following the charter flight incident in
January, while awaiting the outcome of the
official investigation by the Transport Safety
Board of Canada, the Committee oversaw a
review of the Group’s aviation activities and
standards, and a benchmarking of the
Group’s aviation practices against industry
best practice.
In addition to reviewing the lessons learned
from these fatalities, the Committee continues
to review potential fatal incidents (PFIs) with
business leaders to share important lessons
from these events across the Group. In 2024,
the Committee undertook closer analysis of
PFIs involving an exchange of energy, with
major contributors to these incidents including
falling objects, vehicles and driving, and
contact with electricity.
Critical risk management also continues to be
a key fatality elimination tool, helping to ensure
critical controls are in place and operating
effectively where there is a critical risk of
fatality. And the Committee continues to review
the progress through our safety maturity
model, which is a key tool for supporting and
enhancing our safety culture.
In 2024, the Committee strengthened its
focus by dedicating a meeting to each of the
3 key themes in its scope: health and safety
(including fatality prevention); environment
(including closure); and social performance
(including human rights and Indigenous
Peoples). A fourth meeting received
presentations from each of the product group
Chief Executives, our Chief Commercial
Officer, and our Chief Technical Officer on
the key sustainability and operational risks,
opportunities, trends and controls for each
product group, and for Rio Tinto Marine,
Exploration and Projects, including the
Simandou project.
We continued to oversee our progress
towards implementation of the Global
Industry Standard on Tailings Management
(GISTM), and to directly engage with
executives who have accountability for the
safety of tailings facilities across the Group.
We have received progress updates from
management on the pathway to full
conformance with GISTM.
The Committee reviewed the progress of
Rio Tinto’s program for managing its physical
resilience to climate change, and for the
Group’s compliance with the disclosure
requirements set out by the Task Force on
Climate-Related Financial Disclosure
(TCFD).
At each meeting, the Group’s Internal Audit
(GIA) function reports to the Committee on
matters within the Committee’s scope. In
addition, in February 2024 the Group’s
auditors, KPMG, reported to the Committee
on their assurance procedures over our 2023
sustainable development reporting.
Other key areas of focus for the Committee
in 2024 included:
–Health and safety performance:
Receiving regular updates on health and
safety performance.
–Environment and nature: Receiving a
report on the Group’s environmental
performance and endorsement of our
approach to our nature strategy, as well
as undertaking a deep dive on the
Group’s physical resilience to climate
change and natural disasters, and the
real-time modelling being done to
manage this risk.
–Water: Receiving an update on the
Bungaroo aquifer in the Western Pilbara
and the decision to invest in the
construction of the Dampier desalination
plant, which will supply water to
Rio Tinto’s coastal communities and
operations from 2026.
–Social performance: Receiving an
overview of the emerging socio-political
landscape and an update on
Communities and Social Performance
2024 priorities and initiatives, including
our global program to collect and respond
to host community feedback, social
contributions, Indigenous leadership and
participation, cultural heritage and
agreements.
–Human rights: Reviewing management
of human rights risks, tracking global
trends in human rights policy and
regulation, commercial and asset human
rights due diligence, and overseeing our
modern slavery reporting.
–Security: Receiving updates on ongoing
security challenges across the Group.
Site visits play an important role in providing
Committee members with a deeper
understanding of our sustainability risks
across our business. This year, there were
full Board site visits in Canada to our Iron
and Titanium Operations in Sorel-Tracy,
Quebec and our Matalco joint venture’s
operations in Ontario. In addition, our
Committee members also made either
individual or group visits:
–in Canada, to our Aluminium operations in
Saguenay–Lac-St-Jean in Quebec, and
our aluminium operations in Kitimat,
British Columbia
–in Australia, to our Iron Ore operations in
the Pilbara, Western Australia, the Yarwun
and Queensland Aluminium Limited
alumina processing facilities in Gladstone,
and our Technical Development Centre in
Bundoora, Victoria
–in Africa, to the Simandou iron ore project
in Guinea, and our mineral sands joint
venture at Richards Bay in South Africa
–in the US, to our operations at Resolution
Copper in Arizona, and our Kennecott
copper operations in Salt Lake City, Utah.
I look forward to continuing the work of the
Sustainability Committee in 2025 to
contribute to the long-term sustainable
success of the Group.
Dean Dalla Valle
Sustainability Committee Chair
19 February 2025

Annual Report on Form 20-F 2024	118	riotinto.com
Directors’ report  |  Sustainability Committee report
Sustainability Committee
members1,2

Dean Dalla Valle (Chair)	Sam Laidlaw
Dominic Barton	Martina Merz
Kaisa Hietala	Ngaire Woods
1.Joc O’Rourke stepped down from the Committee on
31 May 2024
2.Martina Merz became a member of the Committee on
1 June 2024
The role of the Committee
The Committee’s scope and responsibilities are
set out in its Terms of Reference, which can be
found at riotinto.com/corporategovernance.
Activities in 2024
The Committee met 4 times in 2024. During
these meetings, the Committee undertook
the following activities:
–Received presentations from each of the
product group Chief Executives, our Chief
Commercial Officer, and our Chief
Technical Officer on the key ESG and
operational risks and trends for their
respective product group or function.
Health and safety
–Briefed on Rio Tinto’s aviation
management approach following the
death of 4 Diavik colleagues and 2 crew
members in the charter flight crash in
Canada in January 2024, and the findings
from the investigation relating to the death
of a contractor working at the Simandou
iron ore project in Guinea, and reviewing
actions identified from these internal
briefings.
–Received regular updates on the Group’s
performance across key health and safety
metrics.
–Conducted regular reviews of PFIs
occurring across the Group.
–Received regular updates on Major
Hazard incidents across the Group.
–Conducted deep dives into key safety
risks and controls, including: a major
underground event; and major tailings
or water storage facility failure.
Environment
–Reviewed the Group’s performance
across key environmental metrics.
–Conducted a deep dive into the Group’s
physical resilience to climate change.
–Received updates on the Group’s
implementation of GISTM, and engaged
with Accountable Executives in line with
the Standard’s requirements.
–Endorsed an approach for the Group’s
nature strategy and a targets program to
support that strategy.
Communities and social performance
–Received progress updates on the
Group’s CSP Strategy.
–Received a report from the Chair of the
Australian Advisory Group, an advisory
forum on implications for our Australian
business from emerging developments,
policies or initiatives.
–Reviewed progress on development
of the Group’s 2024 Statement on
Modern Slavery.
Assurance, risk management
and global sustainability trends
–Reviewed the emerging focus on nature
and biodiversity from regulators,
communities, investors and other
stakeholders.
–Received a report from KPMG on their
sustainability external assurance program
for 2023.
–Approved the external assurance plan for
the Group’s sustainability reporting, and
for the performance data supporting the
safety and ESG performance outcomes
under the
short-term incentive plan.
–Received reports from GIA on their audits
relating to matters within the Committee’s
scope, including:
•audits of controls associated with
mass transportation across the Group,
including for bus travel, ferries and
helicopters
•an audit to assess adequacy of
controls at Bell Bay to address hot
metal transport risks
•an audit of Rio Tinto Iron Ore’s
controls and processes for the
mitigation of dust emissions and the
management of health and community
impacts
–Reviewed recommendations for the
Group’s 2025 sustainable development
internal assurance plan..
Governance and disclosure
–Reviewed various sustainability
disclosure materials.
–Reviewed an assessment of the Group’s
most material sustainability topics to be
reported on in the 2024 Annual Report.
–Received an update on the global
governance and ESG reporting
landscape, and Rio Tinto’s proposed
approach to meet relevant evolving
requirements.
Other (including closure and security)
–Received an update on the Group’s
closure strategy and work program.
–Received regular updates on security
issues across the Group and key insights
on risk assessments and controls.
The chart below represents the allocation of
the Committee’s meeting time during 2024:

●	Health and safety: 31%
●	Communities and social performance (including cultural heritage and human rights): 25%
●	Environment, including tailings management, water, and biodiversity: 20%
●	Assurance, risk management, global sustainability trends: 13%
●	Other (including closure and remediation, and security): 6%
●	Governance and disclosure: 5%
The Committee Chair reports to the Board
after each meeting and our minutes are
tabled before the Board. All Directors have
access to the Committee’s papers.
Sustainability disclosures

Our sustainability framework and performance is described in detail on pages 32-87.
For more information and to access our 2024 Sustainability Fact Book see riotinto.com/sustainability
Our 2023 Communities and Social Performance Commitments Disclosure can be found at riotinto.com/cspreport
Our 2023 Modern Slavery Statement can be found at riotinto.com/modernslavery

Annual Report on Form 20-F 2024	119	riotinto.com
Directors’ report
Remuneration report
Annual statement by the People & Remuneration Committee Chair
The Committee’s overarching purpose is to ensure the people, culture and remuneration policies, frameworks and practices are aligned with the
Group’s strategy, objectives and values.
Dear shareholders,
On behalf of the Board, I am pleased to
present our 2024 Directors’
Remuneration report.
Nothing is more important than the health,
safety and wellbeing of our people. We
tragically lost 5 colleagues in 2024. In January,
4 colleagues and 2 employees of the
contractor’s airline crew died in a plane crash
en route to our Diavik mine. In October, an
employee of one of our contractors was
injured at the SimFer Port Project and
subsequently passed away.
We are also deeply concerned about a crew
member aboard a Rio Tinto bulk carrier who
was reported missing in December.
These events have all had a devastating
impact and learnings from these tragic
events will be used to inform ongoing
improvements to safety practices to prevent
such incidents in the future.
Operational performance and our balance
sheet remained robust in 2024, allowing
US$6.5 billion to be declared as dividends to
shareholders. This underpinned our ability to
reach an agreement in October for the
proposed acquisition of Arcadium Lithium in
an all-cash deal. Subject to completion, this
transaction will give us the platform to create
a world-class lithium business. We expect
the deal to close in March 2025.
Our operational performance in 2024 has
been facilitated by progress in deploying our
Safe Production System (SPS). SPS
deployment has commenced at 31 (81%) of
our sites and underlines our commitment to
become Best Operator with improved safety
and operational performance across our
global assets. During the year, we also
progressed against our other objectives -
striving for impeccable environment, social
and governance (ESG) credentials, excelling
in development and strengthening our social
licence.
Our commitment to decarbonise our
business, and to develop products
and services to help our customers
decarbonise, continues at pace. 2024 was a
record year for investment approvals towards
our 2030 target, underwritten by significant
progress in repowering our Gladstone
assets. We signed 2 power purchase
agreements for a combined 2.2GW of
renewable energy, catalysing the
development of new large-scale renewable
energy in Queensland. We also reached an
agreement with the Queensland Government
on a support package to assist Boyne
Smelters Limited (BSL) with the transition to
a competitive and repowered future. In June,
we announced the installation of carbon-free
aluminium smelting cells in Quebec to
support the ongoing development of the
ELYSIS™ technology, with the first
production of aluminium without direct
greenhouse gas emissions targeted by 2027.
We entered into a joint venture with Aymium
to manufacture renewable metallurgical
biocarbon product to help reduce carbon
emissions in large-scale industrial processes.
Across our existing portfolio, copper
production at Oyu Tolgoi continues to ramp
up, the first lithium production from Rincon in
Argentina was delivered in November 2024,
and progress at the world-class Simandou
iron ore project in Guinea continues at pace,
with first high-grade iron ore production
scheduled during 2025.
Remuneration Policy
Our 2024 Remuneration Policy (Policy)
received strong support with over 97% of
shareholders voting in favour. Throughout
this process, I was able to meet with many of
our shareholders and the key UK and
Australian advisory bodies to discuss and
shape our proposals. The open dialogue with
investors and advisory bodies was welcomed
and I would like to again thank those who
took part in this consultation.
One of the asks from investors was to
provide transparency on our progress
against the new decarbonisation scorecard
for our long-term incentive plan (LTIP). While
we are only 12 months into the first
3-year performance period, we have
provided an update on our progress against
each measure. We do not expect progress
against the scorecard to be linear, and some
volatility for one or more measures
throughout the performance period is likely,
but we will provide annual updates on
progress, noting that specifics may be
subject to confidentiality.
Overview of pay and
performance in 2024
The single total figure of remuneration for the
Chief Executive in 2024 is 57% lower than
the equivalent figure for 2023. This is
primarily driven by lower outcomes under the
LTIP.
Short-term incentive plan
For 2024, we made a change to the financial
measures, replacing underlying earnings
with underlying EBITDA but retaining STIP
free cash flow. These measures, assessed
on a flexed and unflexed basis, account for
half of the outcome against the STIP
scorecard. Outcomes against the other half
of the STIP scorecard are linked to a range
of strategic measures covering performance
around safety, carbon reduction, diversity
and inclusion, and progress on our objectives
to excel in development and strengthen our
licence to operate. An individual multiplier is
in place to be used sparingly in cases of
exceptional performance.

Annual Report on Form 20-F 2024	120	riotinto.com
Directors’ report  |  Remuneration report
STIP fatality deduction
During 2024 there were 2 tragic incidents in
which 5 colleagues lost their lives which were
the first work-related fatalities since 2018.
Accordingly, it was determined that the STIP
fatality deduction should be applied and this
resulted in a reduction equivalent to 10% of
the final STIP scorecard outcome for all STIP
eligible employees.
The Committee assessed Group
performance against the STIP scorecard and
determined an overall scorecard outcome of
49.5% of maximum, post fatality deduction.
STIP scorecard performance
2024 was a strong year for the Group in
terms of financial performance and progress
on implementation of the Group’s strategy.
For the financial component of the STIP
scorecard, we reported underlying EBITDA
of $23.3 billion and STIP free cash flow of
$11.6 billion. Despite challenges at a number
of our operations, these financial outcomes
were in line with plan, underpinned by
improved operational stability across most of
our operations.
Overall, our reported 2024 result for the
financial component of the STIP scorecard
was 46% of maximum.
The strategic component of the STIP
scorecard comprises 4 separate measures -
Impeccable ESG, People & Culture, Excel in
Development and Social Licence. The
outcome against our Impeccable ESG
measure, which includes safety, was above
target for the year. Progress on
decarbonisation and the approval of specific
abatement projects has continued over the
year, as we continue to shape our roadmap
to our 2030 ambition and beyond.
Our People & Culture measures reflect
scores from the second of our bi-annual
employee engagement surveys, as well as
gender diversity aspirations. While both
dimensions showed improvement during
2024, the outcomes fell short of the targets
set by the Committee.
Overall performance against the Excel in
Development measure was above target for
the year, reflecting exciting progress in
exploration and studies, and continued
strong delivery across a number of projects
despite some challenging weather events
during the year.
The Social Licence measure assesses
changes in how we are perceived by the
general public using RepTrak, a third-party
survey provider, plus a qualitative review. In
2024 our global reputation score showed
improvement, resulting in an above
target outcome.
Under the STIP, an individual multiplier can
be used for selected participants each year
to reflect exceptional performance. The
Committee considered the individual
performance of each Executive Director
during 2024 and did not apply an individual
multiplier to the STIP outcomes.
Further details on the individual performance
and STIP outcomes for the Executive
Directors can be found on page 129-133.
Long-term incentive plan
The performance period for the 2020
Performance Share Award (PSA) concluded
in December 2024 and awards will vest on
20 February 2025. As well as reviewing the
formulaic outcome, the Committee also
considered the vesting outcome in the
context of underlying business performance
and the consequence management
framework and felt it reflected the
shareholder experience.
Rio Tinto delivered a strong Total
Shareholder Return (TSR) of 80% over the
performance period. While this was sufficient
to trigger vesting under the element
measuring performance relative to our
mining peers, the result was marginally
behind the performance of the MSCI World
Index (TSR: 81%), and subsequently this
element lapsed in full. The overall formulaic
vesting outcome for the 2020 PSA was
12.75% of maximum. The Committee
recognises that Rio Tinto has delivered
strong returns for shareholders over the past
5 years, and that the TSR performance of a
handful of very large technology companies,
especially in the last 12 months, had a
material impact on the performance of the
MSCI World Index. The Committee however
approved the formulaic outcome and no
discretion was exercised.
2025 remuneration decisions
As we explained to investors as part of
establishing our Policy, the main policy
changes focused on the structure of pay,
resulting in an increase in our LTIP award
levels to be more aligned with peers in the
market. We undertook extensive
benchmarking during 2024 to assess overall
competitiveness and pay positioning relative
to our peers and those we compete with for
talent. This review confirmed prior analysis
that salaries and target remuneration
remained below median market levels for
certain critical positions. Therefore, a
targeted salary adjustment has been
approved for the Chief Executive, to better
reflect the talent market and most importantly
ensure pay levels remain more aligned with
the size of the role.
Since his appointment in January 2021, the
Chief Executive has demonstrated
exceptional leadership. He has led significant
improvements in restoring trust with the local
communities in which we operate while
delivering shareholder returns of $38 billion
through dividends and buybacks. Under his
leadership, Rio Tinto has progressed several
critical projects to sustain, diversify and build
on the returns already delivered.
The Chief Executive’s current salary is
positioned at the lower end of FTSE 10 peer
companies. Considering his development as
an established FTSE 10 Chief Executive and
proven performance since his appointment,
we have reset his salary to £1,410,700. This
represents an increase which is at a
premium of 6.8% to the 3% general increase
applied to the UK workforce in 2025. The
Committee are mindful of the changes made
to the Policy last year and are keen to
maintain a measured approach to pay. It
should be noted that even after this
adjustment, the Chief Executive’s salary
remains below median against FTSE 10
peers. Further details on the increase for the
Chief Executive are provided on page 122.
As part of making this change we engaged
extensively with a number of our major
shareholders regarding the proposed
adjustments to salary. I want to thank those
investors whom I met and consulted with
during the year.
Executive changes
Alf Barrios, a member of the Executive
Committee since 2014, decided to retire and
stepped down from his role as Chief
Commercial Officer on 31 August 2024.
James Martin also decided to retire and
stepped down from his role as Chief People
Officer on 31 December 2024. On behalf of
the Board, I want to thank Alf and James for
their service to Rio Tinto and wish them
lengthy and enjoyable retirements.
Bold Baatar, previously Chief Executive,
Copper, succeeded Alf as Chief Commercial
Officer, with effect from 1 September 2024. We
welcomed Katie Jackson to the role of Chief
Executive, Copper on 1 September 2024. Both
Bold and Katie were appointed to their roles on
terms consistent with our Policy. Details of
their appointment terms are included on
page 138. Georgie Bezette was also
appointed to the role of Chief People Officer
and the Executive Committee on 1 January
2025.

Annual Report on Form 20-F 2024	121	riotinto.com
Directors’ report  |  Remuneration report
People
During the year, we worked with the
Executive Committee to set the direction for
a workplace culture that aligns with our
purpose, reflects our values, and supports
the delivery of our strategy. To that end, we
continue to support a performance
management framework that places as much
emphasis on how results are delivered as it
does on what is achieved. This further builds
on our decision in 2023 to change the STIP
scorecard to apply consistently across
27,000 colleagues.
The Committee monitored culture
progression through visits to our sites and
offices, operational deep-dives and
management presentations. It considered
trends and findings from our bi-annual
employee engagement survey, succession
and talent plans for our most senior roles, as
well as our ability to attract and retain a
diverse workforce. The overall representation
of women in our business remains a key
aspect of our broader agenda on diversity
and inclusion, and will continue to be an area
of focus in 2025.
While the published findings of the Everyday
Respect Progress Review show people are
still experiencing behaviours and attitudes in
the company that are unacceptable and
harmful, the public release of the 2022
Everyday Respect Report was a critical
catalyst for culture change. We are more
committed than ever to continue to transform
our culture on what will be a multi-year
journey. This change started with the
implementation of recommendations outlined
in the 2022 Everyday Respect Report, with
longer-term actions, such as continued
investment in facilities, ongoing. We firmly
believe that our response to the 2022
Everyday Respect Report has established a
solid foundation for building a more diverse
workforce and inclusive culture. While there
remains much to be done, we are
encouraged by the progress and genuine
effort across Rio Tinto and recognise culture
change takes sustained effort.
Pay in the broader context
Our focus on pay equity is evident in our
gender pay metrics. We continue to focus on
fair and equal pay with a view to eradicating
any pay gaps. Further details on our equal
pay gap and gender pay gap, along with a
wider discussion on diversity and inclusion,
are provided in the ESG section of this report
on pages 78-80.
In 2024, we achieved accreditation from
the Fair Wage Network as a Living Wage
Employer, following a Group-wide
assessment of our employee remuneration.
The living wage review showed that Rio Tinto
employees, regardless of the work they
undertake or where in the world they perform
their work, are not paid less than what is
considered a living wage. This reinforces our
pay principles of fairness and equity, as well
as competitiveness.
As always, I welcome shareholder feedback
and comments on our 2024 Directors’
Remuneration report.
Yours sincerely,
Sam Laidlaw
People & Remuneration Committee Chair
19 February 2025

Annual Report on Form 20-F 2024	122	riotinto.com
Directors’ report  |  Remuneration report
People & Remuneration Committee Chair Q&A
What is the rationale for increasing salaries this year?
Last year we communicated to shareholders that a significant gap remains between our executive pay and the companies against which we compete for the best talent. This poses significant risks to our ability to retain our executives.
The Committee has a track record of taking a measured and
conservative approach to remuneration and being mindful of
shareholder expectations. Our conservatism usually means deferral of any significant changes to make sure of our assessments, and to allow us to engage with as many stakeholders as we can for feedback prior to implementation. We have found this has contributed to the high levels of trust we have built internally and externally that we will do what is appropriate and make sure it is well executed.
Nevertheless, in recent years we have experienced unwanted
executive turnover.
The Policy changes made at the 2024 AGMs were supported by more than 97% of shareholders. These were structural changes that applied to the entire executive team and were a first step to ensuring that our framework remained competitive and fit for purpose while providing further alignment to our ambitious decarbonisation goals.
The targeted salary increase we are making for the Chief Executive in
2025 addresses specific issues identified and flagged to many stakeholders in prior consultations as also needing attention, but was deferred until after the Policy review as part of a measured approach to pay.
The Chief Executive’s salary no longer reflects the size and complexity of the company or the talent market in which we operate.
His base salary and, consequently, target pay have fallen significantly behind the market with gaps now too large to ignore. Nevertheless, and consistent with our conservative approach, we have not sought to match the market at similar-sized and globally complex FTSE 10 companies and our key mining peers, but rather to reduce the pay gap to these market peers. For the avoidance of doubt, we have not attempted to replicate materially higher US pay levels, instead we have benchmarked to equivalent FTSE 10 and non-US global
resources companies. Therefore it is incumbent upon the Committee to ensure the positioning of executive remuneration is appropriate for both retention and attraction. Seeking to pay a competitive market rate for all our employees, including executives, without exception, is consistent with and maintains our pay philosophy.
CEO total remuneration at target (US$, excluding benefits)

Rio Tinto – current
Rio Tinto – proposed
Have you reduced incentives to reflect the tragic fatalities that occurred during the year?
Safety remains the top priority for Rio Tinto and the Board.
The Committee was deeply saddened by the tragic deaths of our colleagues in a plane crash while travelling to the Diavik mine at the start of the year; and by the loss of a contractor at our Guinea operations in October. These incidents were classified as work-
related, representing the first work-related fatalities since 2018. In accordance with our STIP rules, the Committee determined a fatality deduction should apply to all STIP eligible employees and applied a reduction equivalent to 10% of the STIP outcome. Given the specific nature of the incidents, the Committee believes this is an appropriate reduction to be applied across all STIP eligible participants.
How do the bonus outcomes reflect the Everyday Respect
Progress Review?
The public release of the 2022 Everyday Respect Report was a catalyst for cultural change at Rio Tinto and marked a significant step towards greater transparency. We have an ongoing commitment to transparency, and in November 2024 published the Everyday
Respect Progress Review. The Board and our employees were
disappointed and, naturally, saddened to see that some colleagues are still experiencing behaviours and attitudes that are unacceptable and harmful. Changing a company’s culture to be ahead of the societies in which our employees live is a challenge and change will need our continued commitment and attention every day. The 2024
Everyday Respect Progress Review also showed, while not as much as we hoped and worked very hard for, that change is being
achieved.
Under the STIP framework, we have People & Culture metrics which seek to measure the progress we are making. The way in which we measure our progress will evolve. In 2023, the People & Culture targets were linked to gender diversity and completion rate of an employee training program following the publication of the 2022
Everyday Respect Report. For 2024, we applied ambitious gender diversity targets, and measured this alongside targets for scores under our employee engagement survey which seek to capture how our culture is changing. While both metrics showed progress during the year, overall performance fell short of our ambitions and therefore outcomes under the People & Culture component of the STIP
scorecard were below target, with payouts of 12.5% of maximum.
While similar metrics will apply in respect of 2025, we expect that the objectives will further evolve in future years.
As part of the holistic assessment of our performance, the Committee carefully considered the contents of the 2024 Everyday Respect
Progress Review and the actions that have been taken during the year.  Ultimately, the Committee concluded that the outcomes provided a fair assessment of performance. Rio Tinto remains more committed than ever to transforming our culture, but it is recognised that this will be a multi-year journey, and the Board firmly believes that the response to the 2022 Everyday Respect Report has established a solid foundation for building a more diverse workforce and inclusive culture. This will continue to be an area of focus.

Annual Report on Form 20-F 2024	123	riotinto.com
Directors’ report  |  Remuneration report
Remuneration at a glance
Our Remuneration Policy applies to our Executive and Non-Executive Directors and to the Chair. In accordance with Australian law, it also sets out the Remuneration Policy principles that apply to key management personnel (KMP) who are not directors. Our Remuneration Policy, as approved at our 2024 annual general meetings (AGMs), can be found at riotinto.com/annualreport. When developing the Remuneration Policy, the Committee considered the pay arrangements from the perspective of clarity, simplicity, risk, predictability, proportionality and alignment to culture. Further detail is set out on pages 119-126 of the 2023 Annual Report. The Remuneration Policy applicable to our executives and its implementation in 2024 and 2025 is summarised below.
Fixed pay
Base salary
–Base salaries are set to reflect broad alignment
with comparable roles in the global external
market and the executive’s qualifications,
responsibilities and experience.
–Base salaries are reviewed annually by the
Committee. Any increase is normally aligned
with the wider workforce, with no cap on
individual salary increases to better align with
market practice and to provide sufficient flexibility
where appropriate.
–Above average increases may be made in
specific circumstances, such as promotion,
increased responsibilities or market
competitiveness.
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
–EBITDA and free cash flow are used for the
financial measures, half of which are adjusted for
commodity prices.
–For financial performance, threshold
performance results in a nil award (25% of
award pays out for threshold performance for
non-financial measures) and outstanding
performance results in maximum payout. The
payout for specific metrics may be varied to
reflect the stretch of the underlying target.
–Maximum opportunity is capped at 200% of base
salary for each executive.
–Normally, 50% of the STIP is delivered in cash and
the balance is delivered in shares that are deferred
for 3 years as a Bonus Deferral Award (BDA).
–Dividends (or equivalents) may accrue in respect
of any BDA that vest.
–The Committee retains the right to exercise
discretion to ensure that the level of award
payable is appropriate.
–Malus, clawback and suspension provisions
apply to the STIP and BDA.

LTIP
–80% of the award is subject to performance
measured against Total Shareholder Return (TSR)
relative to the constituents of the S&P Global Mining
Index and the MSCI World Index, and 20% is
assessed against a decarbonisation scorecard (for
Performance Share Award (PSA) grants made from
2024).
–The Committee will set performance conditions
aligned with the Group’s long-term strategic
objectives for each PSA grant. Relative TSR has
been chosen as the predominant measure of
long-term performance. The Committee retains
the discretion to adjust the performance
measures and weightings as appropriate.
–Awards have a maximum face value of 500% of
base salary (of which one-fifth of 2024 and 2025
awards is linked to a tangible decarbonisation
scorecard). Threshold vesting is 22.5% of face
value. Target is 50% of face value.
–Dividends (or equivalents) may accrue in respect
of any PSA that vest.
–The Committee retains the right to exercise
discretion and seeks to ensure that outcomes
are fair and reflective of the overall performance
of the company during the performance period.
–Performance period of 3 years, followed by a
holding period of 2 years (for PSA grants made
from 2024).
–Malus, clawback and suspension provisions
apply to LTIP awards (noting clawback
provisions comply with SEC requirements).

Shareholding requirements
–Over a 5-year period, executives should reach a
share ownership in Rio Tinto shares (expressed
as a fixed number of shares and subject to review
every 2 years). The shareholding requirement for
2024 and 2025 is:
•Chief Executive: 120,000 Rio Tinto plc shares
•Chief Financial Officer: 60,000 Rio Tinto plc
shares
•Other executives (requirement varies by
individual): 46,000-54,000 Rio Tinto plc shares or
40,000-46,000 Rio Tinto Limited shares
–Longer periods may be accepted for
new appointments.
–Executive Directors are required to retain a
holding for 2 years after leaving the Group, in
line with the shareholding requirements.

Recruitment policy
–No form of “golden hello” will be provided upon
recruitment. In the case of internal appointments,
existing commitments will be honoured.
–Our approach concerning “buy-outs” is to
determine a reasonable level of award, on a like-
for-like basis, consisting primarily of share-based
awards, but also potentially cash, taking into
consideration the quantum of forfeited awards,
their performance conditions and vesting
schedules.
–Other elements of remuneration are to be
consistent with the Policy applicable to
other executives.

Termination policy
–An Executive Director’s notice period is normally
12 months, during which they will receive their
base salary and other benefits.
–Ineligible leavers forfeit their unvested LTIP and
STIP entitlements.
–An eligible leaver may receive the following:
•A discretionary STIP award on a pro-rata
basis, payable on the normal STIP payment
date in cash.
•Any unvested BDA from prior year awards will
normally vest on the scheduled vesting date.
•Unvested LTIPs will normally be retained and
vest on the scheduled vesting date, subject to
performance conditions where applicable.
–PSA and Management Share Awards (MSA),
where applicable, will be reduced if the executive
leaves within 36 months of grant.
–STIP and LTIP awards are subject to malus,
clawback and suspension following termination.

Annual Report on Form 20-F 2024	124	riotinto.com
Directors’ report  |  Remuneration report
Consequence management framework
–Under both the malus and clawback provisions,
where the Committee determines that an
exceptional circumstance has occurred, it may,
at its discretion, reduce the number of shares to
be received on vesting of an award, or, for a
period of 2 years after the vesting, the end of
any holding period or payment of a share or
cash award, the Committee can claw back value
from a participant.
–The Committee will apply the consequence
management framework, and the circumstances
under which the Committee exercises such
discretion may include, inter alia:
•fraud, misconduct or an exceptional event
which has had, or may have, a material effect
on the value, or reputation, or social licence of
any member of the Group
•an error in the Group’s financial
statements which requires a material
downward restatement
•personal performance and leadership
behaviour of a participant, of their product
group, or of the Group, which does not justify
vesting; or where the participant’s conduct or
performance has been in breach of their
employment contract, any laws, rules or
codes of conduct applicable to them; or the
standards or demeanour reasonably
expected of a person in their position
•misstatement or misrepresentation
of performance
•where any team, business area, member of
the Group or profit centre in which the
participant works (or worked) has been: found
guilty in connection with any regulatory
investigation; or has been in breach of any
laws, rules or codes of conduct applicable to
it; or the standards, leadership behaviour or
demeanour reasonably expected of it
•where the Committee determines that there
has been material damage to the Group’s
social licence to operate
•a catastrophic safety or environmental event.
–Under the suspension provisions, the Committee
may suspend the vesting of an award for up to 5
years until the outcome of any internal or external
investigation is concluded, and may then reduce
or lapse the participant’s award based on the
outcome of that investigation. Where suspension
applies, the 24-month clawback period will not
extend beyond the period commencing from the
original vesting date, or the end of any holding
period.
–Remuneration delivered under the Policy is
subject to SEC-compliant clawback policies for
up to 3 financial years requiring the clawback of
erroneously awarded incentives as a result of
material misstatements.

Discretion
–The Committee reserves the right to review
all remuneration outcomes arising from
mechanistic application of performance
conditions, and to exercise discretion to
make adjustments where such outcomes
do not properly reflect underlying performance
or the experience of shareholders or
other stakeholders.
–The Committee may at its discretion adjust, or
change performance measures, or both, if
events occur which cause the Committee to
determine that the measures are no longer
appropriate or in the best interests of
shareholders or other stakeholders, and that
amendment is required so that the measures, as
far as possible, achieve their original purpose.
Such discretion will be exercised judiciously and
clearly disclosed and explained in the
Implementation report.

When remuneration is delivered
The following chart provides a timeline of when remuneration is delivered, using 2024 as an example.

	Year 1 2024	Year 2 2025	Year 3 2026	Year 4 2027	Year 5 2028	Year 6 2029
Base salary	Salary
Benefits	Benefits, pension, etc
STIP	2024 performance year	50% cash	50% deferred shares (BDA)
LTIP (PSA)	3-year performance period			2-year holding period (released February 2029)

Performance period starts	March/May PSA grant	March STIP cash + BDA grant	December Performance period ends	December BDA vest		February PSA released

How are performance metrics for incentives aligned with our strategy?
Approximately 27,000 employees who
participate in the STIP have one Group
scorecard. The metrics in the STIP design
were chosen to drive the implementation of
our strategy and are based around our areas
of focus: our 4 objectives together with the
delivery of strong financial performance and
accelerating our culture change.
The PSA is targeted at our most senior
leaders, with consistent metrics applied for
all participants. The award is intended to
capture how we create sustainable value for
our shareholders over the longer term. LTIP
awards are based on relative TSR
performance both against sector peers
and the wider market, plus a scorecard
linked to the Group’s long-term
decarbonisation ambitions.

	Incentive		Reflection in scorecard
Strategic priorities
People & Culture	●	STIP	Focuses on how we do things as well as what we achieve, as a critical lever of accelerating our culture change and building an inclusive workplace environment.
Excel in Development	●	STIP	Measures progress in relation to exploration, studies and project execution.
Impeccable ESG	● ●	STIP LTIP
Safety in all its aspects remains a key priority, alongside progressing the work on our decarbonisation pathways towards achieving our 2030 ambition.
The decarbonisation scorecard in the LTIP is structured around our multi-
year and ambitious decarbonisation strategy, with a focus on a combination of offensive and defensive metrics to incentivise long-term competitive advantage.

Social Licence	●	STIP	Measures our progress in building trust and meaningful relationships with our community of stakeholders.
Best Operator – Flexed Financials	●	STIP	Focuses on achievement of financial plan commitments.
Shareholder experience
Unflexed Financials	●	STIP	Aligned to market conditions for our commodities.
Total Shareholder Return	●	LTIP	Measures share price and shareholder return performance relative to sector peers and wider market.

Annual Report on Form 20-F 2024	125	riotinto.com
Directors’ report  |  Remuneration report
2024 remuneration outcomes
Executive Director remuneration (£’000)
The charts below set out the actual and maximum executive remuneration, as calculated under the UK regulations. As explained on page 127, there are differences in both the reporting of remuneration and the methodology for measuring remuneration under the Australian regulations.
Chief Executive
Jakob Stausholm
2024 Actual remuneration (percentage of maximum)

100%	49.5%	12.75%
2024 Threshold remuneration (percentage of maximum)

100%	25%	22.5%
2024 Maximum remuneration

100%	100%	100%

●	Fixed	●	STIP	●	LTIP
Chief Financial Officer
Peter Cunningham
2024 Actual remuneration (percentage of maximum)

100%	49.5%	12.75%
£66
2024 Threshold remuneration (percentage of maximum)

100%	25%	22.5%
£116
2024 Maximum remuneration

100%	100%	100%

2024 short-term incentive plan

Group financial scorecard
●	Weighting	50%
●	Weighted performance	23.1%
Group strategic scorecard
●	Weighting	50%
●	Weighted performance	31.9%
Financial scorecard performance
In 2024, the Group financial STIP outcome was below target at 46%
of maximum.
Underlying EBITDA target range (threshold to outstanding) – US$bn

Unflexed	Target: 23.3	Actual: 23.3

30.2

Flexed	Target: 24.4

31.7
STIP free cash flow target range (threshold to outstanding) – US$bn

Unflexed	Target: 11.4	Actual: 11.6

14.8

Flexed	Target: 12.4

16.1
Strategic scorecard performance
In 2024, the Group strategic scorecard outcome was above target at
64% of maximum.

Impeccable ESG (20%)	62%

Excel in Development (10%)	100%

People & Culture (10%)	12.5%

Social Licence (10%)	82.5%
The STIP outcome post fatality deduction was 49.5% of maximum.
2020–2024 long-term incentive plan

TSR relative to EMIX/S&P Global Mining Index
●	Weighting	50%
●	Weighted performance	12.75%
TSR relative to MSCI World Index
●	Weighting	50%
●	Weighted performance	0%
LTIP
We outperformed the EMIX/S&P Global Mining Index by 0.2% per annum, resulting in 25.5% vesting of this component, but our TSR was slightly below the MSCI World Index by 0.2% per annum
resulting in nil vesting of this component. Overall vesting for the 2020
PSA was 12.75%.
Share ownership requirements
Jakob Stausholm
Appointed January 2021 (Rio Tinto plc shares)

2023 shareholding	107,115

2024 shareholding	193,740

2024 requirement	120,000
Peter Cunningham
Appointed June 2021 (Rio Tinto plc shares)

2023 shareholding	68,568

2024 shareholding	81,601

2024 requirement	60,000

Annual Report on Form 20-F 2024	126	riotinto.com
Directors’ report  |  Remuneration report
Remuneration principles
How is the Remuneration Policy applied to the wider employee population?
The remuneration framework that applies to the wider employee population is inspired by, and consistent with, the Remuneration Policy that applies to executives. This allows the reward offering to employees to be competitive and strongly linked to performance, while staying aligned with the company culture.

Competitive reward	Reward performance	Recognise potential	Fairness	Focus on wellbeing	Retain talent
Consistency
–We take a consistent approach in how we implement our Policy to enable transparency and fairness.
–Our STIP design uses one scorecard for around 27,000 employees, including executives. This consistent approach supports the delivery of our strategy, and a mindset shift in how we win collectively.

Fairness
–We are committed to providing equitable pay for equivalent roles and contribution. We review and monitor pay equity through different lenses:
•In-depth pay equity analysis as part of the remuneration review process. Through this, we manage pay equity from multiple perspectives, including gender.
•We annually review employee remuneration against living wage benchmarks, and achieved accreditation as a
Living Wage Employer from the Fair Wage Network in 2024.
•Minimum global standards, which we implement across all countries to ensure the foundations of our reward offerings, meet levels determined by the Group irrespective of local market practices. Examples include global standards for parental leave and life assurance.

Ownership
–We promote material participation in our all-employee share plan (myShare) to create stewardship and provide employees with access to building longer-term financial security.
–As at 31 December 2024, approximately 36,000 (2023: 34,000) of our employees across more than 30 countries are shareholders in the company.
–Employees invest approximately $26 million (2023: $24 million) in Rio Tinto shares every quarter through the
myShare plan.
–Employees eligible for LTIP awards receive these as either MSA, vesting over 3 years and not subject to performance conditions, or PSA which are performance-tested over 3 years.

Recognition
–Launched in February 2024, RockStars is our global recognition and service milestones program, reaching over
58,000 colleagues.
–The program is supported by an easy-to-use platform, accessible across countries, offering a simple and standardised framework for recognition at all levels.
–Recognition moments are aligned with our company values, promoting the behaviours we want to see at Rio Tinto.
–The program is complemented by our annual RockStars of the Year Awards, where noteworthy employee efforts are celebrated.

Wellbeing
–We provide industry- and market-leading benefits programs that focus on holistic and integrated support for physical, mental and financial wellbeing.
–The benefits we offer can be tailored to suit different needs and life stages, including: employee assistance;
minimum standards for life, accident and disability insurances; medical plans and virtual care, health screening and prevention; and subsidised health and wellbeing services.

Numbers at a glance	36,000 Employee shareholders (2023: 34,000)	<1.5% Equal pay gap in favour of men (2023: <1%)	27,000 STIP participants (2023: 26,000)
		195,000 Recognition and service milestone moments (2023: n/a)	2,200 LTIP participants (2023: 2,000)

Annual Report on Form 20-F 2024	127	riotinto.com
Directors’ report  |  Remuneration report
Implementation report
This Implementation report is presented to shareholders for approval at our AGMs.
It outlines how our Policy was implemented in 2024, and the intended operation in 2025.
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
In addition, as set out in the summary table
below, the 2 reporting regimes follow
different methodologies for calculating
remuneration.
In the UK, disclosure is required for the Board,
including the Executive Directors.
The Australian legislation requires disclosures
in respect of KMP, being those persons having
authority and responsibility for planning,
directing and controlling the activities of the
Group. In 2024, our KMP comprise the Board,
all product group Chief Executives and the
Chief Commercial Officer.
Executive KMP are listed on pages 136 and
137, with details of the positions held during
the year and dates of appointment to
those roles.
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
In table 1b on page 142, we report the
remuneration of the Chair and the
Non-Executive Directors.
Shareholder voting
As required under UK legislation, the
new Policy was subject to a binding vote and
approved at our 2024 AGMs. The
Implementation report, together with
the annual statement by the People &
Remuneration Committee Chair, is subject to
an advisory vote each year as required by
UK legislation. Under Australian legislation,
the Remuneration report as a whole is
subject to an advisory vote. All remuneration-
related resolutions will be voted on at the
AGMs as Joint Decision Matters by Rio Tinto
plc and Rio Tinto Limited shareholders.
The differing approaches explained
As well as the difference in methodology
for measuring remuneration, there are key
differences in how remuneration is reported
in the UK and Australia.

UK	Australia
Fixed Base salary	Short-term Base salary
Benefits	STIP – cash element
Pension The value of the pension contribution and payment in lieu of pension paid during the year	Cash benefits
Non-monetary benefits
Variable STIP – cash element	Long-term STIP – deferred share element Based on the amortised IFRS fair value of deferred shares at the time of grant
STIP – deferred share element
LTIP Valued at point of vesting	LTIP Based on the amortised IFRS fair value of the award at time of grant
Pension and superannuation Accounting basis
Total remuneration
UK
–For reporting purposes, remuneration is
divided into fixed and variable elements.
–We report remuneration in the currency it is
paid. For example, where a UK executive
is paid in pounds sterling, remuneration is
reported in pounds sterling.
Australia
–For reporting purposes, remuneration is
divided into short- and long-term
elements.
–All remuneration is reported in US dollars,
so using the previous example, the UK
executives’ remuneration would be
converted to US dollars using the
average exchange rate for the financial
year (except STIP, which is converted at
the year-end exchange rate).
The table below summarises the elements of
each component of remuneration, as well as
the significant differences in the approaches
to measurement.

Annual Report on Form 20-F 2024	128	riotinto.com
Directors’ report  |  Remuneration report
People & Remuneration
Committee
Responsibilities
The Committee’s responsibilities are
set out in our Terms of Reference, which
is reviewed annually, and published at
riotinto.com/corporategovernance.
Our responsibilities include:
People
–reviewing strategic workforce planning,
including talent, succession and
development planning within the Group
–developing leaders’ skills
–overseeing and implementing the Board’s
workforce engagement plan and
implementation.
Culture
–progressing implementation of the 2022
Everyday Respect Report recommendations
and the monitoring of broader cultural change
–developing strategies, initiatives and
performance measures around
organisational culture and desired
behaviours
–assessing the effectiveness of diversity
and inclusion policies.
Remuneration
–determining the Group’s remuneration
strategy, policy and framework
–determining the remuneration of the
Chair, Executive Directors and other
members of the Executive Committee
–determining the mix and operation of the
Group’s STIP and LTIP, ensuring
alignment with the company’s strategic
objectives
–overseeing the operation of the Group’s
STIP and LTIP for executives, including
approving awards, setting performance
criteria, and determining any vesting, and,
where necessary, applying the
consequence management framework to
current and prior awards
–determining contractual notice periods
and termination commitments, and setting
retention and termination arrangements
for executives
–overseeing awards under the Group’s
all-employee share plans
–the annual Remuneration report,
shareholder engagement on the
Remuneration Policy including its
implementation, and other related matters
including gender pay
–reviewing workforce remuneration and
related policies, and the alignment of
incentives and rewards with culture.
Taking these into account when setting
the Policy for Executive Director
remuneration
–engaging independent external
remuneration advisers.
We consider the level of pay and conditions
for all employees across the Group when
determining executive remuneration.
Committee membership
The members of the Committee during the
year and to the date of this report were:

Sam Laidlaw (Committee Chair)	Dominic Barton
Dean Dalla Valle	Simon McKeon (to 2 May 2024)
Susan Lloyd-Hurwitz	Jennifer Nason
Ngaire Woods (to 31 May 2024)	Ben Wyatt (from 1 June 2024)
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
We monitored compliance with these
requirements throughout 2024. Deloitte, the
appointed advisers to the Committee, gave
declarations to the effect that any
remuneration recommendations were made
free from undue influence by KMP to whom
they related. The Board has received
assurance from the Committee and is
satisfied that this was the case.
Deloitte are members of the Remuneration
Consultants’ Group, and voluntarily operate
under its Code of Conduct (the Code) in
relation to executive remuneration consulting
in the UK. The Code is based upon principles
of transparency, integrity, objectivity,
competence, due care and confidentiality.
Deloitte has confirmed that they adhered to
the Code throughout 2024 for all
remuneration services provided to Rio Tinto.
The Code is available online at
remunerationconsultantsgroup.com.
The Committee is satisfied that the Deloitte
team is independent. During 2024, Deloitte’s
services also included attending Committee
meetings, providing support on the 2024
Remuneration Policy and giving advice in
relation to management proposals and
shareholder consultations.
Deloitte was paid $490,922 (2023: $504,507)
for these services. Fees were charged on the
basis of time and expenses incurred.
We received other services and publications
relating to remuneration data from a range of
sources. During the year, Deloitte also
provided internal audit, tax compliance and
other non-audit advisory services. These
services were provided under separate
engagement terms and the Committee is
satisfied that there were no conflicts
of interest.
How the Committee spent its time
in 2024
During 2024, the Committee met 5 times.
We fulfilled our responsibilities as set out in
our terms of reference, including the
expanded scope on the broader
People agenda.
Our work in 2024 included:
–reviewing culture maturity metrics
–reviewing people development and
talent management
–determining any base salary adjustments
and LTIP grants for executives
–reviewing performance against the 2023
STIP and 2019 PSA targets, including
assessing applicable adjustments
–determining the targets for the 2024 STIP
–reviewing performance of the accountable
executives for Global Industry Standard
on Tailings Management (GISTM)
implementation
–consulting with shareholders and proxy
advisers on our new Policy proposals and
a base salary review for the Executive
Committee
–finalising terms for the retirement of Alf
Barrios, Chief Commercial Officer and
James Martin, Chief People Officer
–setting terms of appointment of Katie
Jackson, Chief Executive, Copper, Bold
Baatar, Chief Commercial Officer and
Georgie Bezette, Chief People Officer
–reviewing executives’ progress towards
the Group’s share ownership
requirements
–reviewing the strategy and annual reports
on the Group’s global benefit plans.
Performance review process
for executives
We conduct annual performance reviews for
all executives. Our key objectives for the
performance review process are to:
–improve organisational effectiveness by
creating alignment between the
executive’s objectives, Rio Tinto’s
strategy, the individual’s leadership
behaviours and the company’s values
–provide a consistent, transparent and
balanced approach to measure, recognise
and reward executive performance.
The Chief Executive conducts the review for
members of the Executive Committee and
recommends the performance outcomes to
the Committee. The Chief Executive’s
performance is assessed by the Chair of the
Board and is discussed and considered with
the Committee and the Board. Performance
reviews for all executives took place in 2024
and early 2025.

Annual Report on Form 20-F 2024	129	riotinto.com
Directors’ report  |  Remuneration report
Executive Directors
Single total figure of remuneration (£’000)

						Incentive - STIP payment		Value of LTIP awards vesting[1]
Executive Director	Year	Base salary	Benefits	Pension	Total fixed	Cash	Deferred shares	Face value	Share price appreciation	Total variable	Single total figure
Jakob Stausholm (Chief Executive)	2024	1,277	168	179	1,624	636	636	452	216	1,940	3,564
Jakob Stausholm (Chief Executive)	2023	1,227	110	172	1,509	692	692	4,425	993	6,802	8,311
Peter Cunningham (Chief Financial Officer)	2024	756	44	106	906	376	377	45	21	819	1,725
Peter Cunningham (Chief Financial Officer)	2023	726	43	102	871	409	410	361	81	1,261	2,132
1.Dividend equivalent shares are applied on the vesting of the LTIP awards and, for the purposes of this table, are valued at the grant price for the LTIP awards and included in the face-value figure. The impact of share price change for LTIP awards vesting is included under the heading “share price appreciation”. The value of the LTIP awards reported in 2023 has been restated
to reflect the actual vested value.
The LTIP face value for 2024 is based on the number of PSA shares due to vest for the performance period ending 31 December 2024
(including dividend equivalents accrued throughout the vesting period), valued at the share price on the grant date. Any impact of share price movement over the vesting period is shown under the share price appreciation column. The decrease in values for LTIP award vesting for the
Executive Directors reflects the lower vesting outcomes for the 2020 PSA relative to the 2019 PSA.
The 2024 face value and the share price appreciation figures shown above are estimates of both the number of shares that will ultimately vest and the share price on vesting. Once actual values are known these estimates will be restated in the following year. Refer to page 134 for further detail.
Fixed remuneration
Base salary
In 2024, a comprehensive review of base salaries was undertaken for the Executive Committee to ensure they remain competitive in the market.
The Chief Executive’s March 2025 salary increase is at a premium of 6.8% to the 3% general increase awarded to UK employees. Further detail is set out in the Annual statement by the People & Remuneration Committee Chair. The Chief Financial Officer’s base salary increase is in line with that awarded to the wider UK employee population in 2025 of 3%. Base salaries are reviewed with a 1 March effective date.

Executive Director	Annual base salary 1 March 2024 £'000	Annual base salary 1 March 2025 £'000	% change
Jakob Stausholm	1,285	1,411	9.8%
Peter Cunningham	761	784	3.0%
Benefits (2024)
Include healthcare, allowance for professional tax compliance services, occasional spouse travel in support of the business which is deemed to be taxable to the individual, and non-performance based awards under the all-employee share plans.
Pension (2024)
Pension benefits can either be paid as contributions to Rio Tinto’s company pension fund, as a cash allowance, or both.

Executive Director	Pension contributions paid to the Rio Tinto pension fund £'000	Cash in lieu of pension contributions paid £'000	Total £'000	Pension provision (% of base salary)
Jakob Stausholm	10	169	179	14%
Peter Cunningham	10	96	106	14%
Short-term incentive plan (2024)
2024 outcome
For an executive’s STIP outcome, the weighted STIP financial and strategic scorecard results are added to determine the total result.
The resulting STIP is delivered equally in cash and deferred shares.

Executive Director	Weighted result (out of 100%)			Fatality deduction (%)	STIP (% of base salary)	Base salary £’000	STIP outcome £’000	Delivered in:			Percentage of:
	Financial (50%)[1]	Strategic (50%)[2]	Group scorecard result (%)					Cash £’000	Deferred shares £’000		Max awarded	Max forfeited	Target awarded
Jakob Stausholm	23.1%	31.9%	55%	(10)%	99%	1,285	1,272	636	636	43824.5%	49.5%	50.5%	99%
Peter Cunningham	23.1%	31.9%	55%	(10)%	99%	761	753	376	377	25950.9%	49.5%	50.5%	99%
1.The financial scorecard includes flexed financials (underlying EBITDA and free cash flow), focusing on the achievement of financial plan commitments and unflexed financials (underlying
EBITDA and free cash flow) aligned to market conditions for our commodities.
2.The strategic scorecard includes Excel in Development (exploration progression, studies progression and project execution metrics), Impeccable ESG (safety and decarbonisation metrics),
People & Culture (gender diversity and culture change progress metrics) and Social Licence (reputation metric).
Maximum STIP award is capped at 200% of base salary. Target performance represents 50% of maximum and outstanding performance represents 100% of maximum.
Half of the STIP award will be paid in cash in March 2025, and the remainder will be delivered in deferred shares as a BDA, vesting in December 2027. On cessation of employment, any unvested deferred shares will lapse unless the Committee decides the executive is an eligible leaver.

Annual Report on Form 20-F 2024	130	riotinto.com
Directors’ report  |  Remuneration report
2024 short-term incentive plan measures

STIP Component	Commentary
Financial (Weighting: 50%)
For 2024, the financial measures were underlying EBITDA and STIP free cash flow. The first, underlying EBITDA, gives insight to cost management, production and performance efficiency. This is further described on page 168. A reconciliation of Profit after Tax for the year to underlying EBITDA is provided on page 168.
STIP free cash flow demonstrates how we convert underlying earnings to cash and provides further insight into how we are managing costs, efficiency and productivity. STIP free cash flow comprises free cash flow (as reported on page 272), adjusted to exclude dividends paid to holders of non-controlling interests in subsidiaries (of $0.5 billion) and development capital expenditure (of $5.3 billion, including development capital expenditure associated with decarbonisation). This adjusted metric excludes the impact of those components of free cash flow that are not directly related to performance in the year and therefore better represents underlying business performance.

Strategic (Weighting: 50%)
Impeccable ESG (20%) aims to promote safety in all its aspects and progress decarbonisation efforts as we work towards achieving our ambition to reduce Scope 1 and 2 emissions by 2030.
Safety measures a combination of our safety maturity model (SMM) and all-injury frequency rate (AIFR). The safety outcome is underpinned by an assessment of conformance with the GISTM for “high” and “very high” classification tailings facilities.
Decarbonisation measures progress of carbon abatement projects against incremental stages of development.
Excel in Development (10%) aims to incentivise a growth mindset by focusing on exploring new opportunities, prospecting new sites, technology, and innovation. It measures performance in exploration, studies and project execution.
Exploration progress focuses on the opportunities coming out of the exploration pipeline and moving into formal studies.
Studies progression assesses the number of studies approved to progress to project execution phase.
Project execution measures our execution progress in creating growth opportunities and closure projects across the Rio Tinto portfolio.
People & Culture (10%) aims to improve diversity, create an inclusive work environment in which people can thrive, accelerate our culture change and reinforce our values. It encompasses gender diversity and culture progress metrics. Gender diversity measures the year-on-year increase in representation of women in our organisation. Culture progress reflects the change in organisational culture as indicated by our employee engagement survey.
Social Licence (10%) is included as an indicator of our ability to build trust and acceptance with our external community of stakeholders. The general public perception in key countries is reflected by a reputation score measured via a third-party survey provider, RepTrak.

Calculation of 2024 short-term incentive plan award
The following table summarises the calculation of the 2024 STIP award against the Group scorecard for the Executive Directors.
Group scorecard outcome

		Weighting (out of 100%)	2024 performance[1]			Outcome	Result (% of maximum)	Weighted result (out of 100%)
			Threshold	Target	Maximum
Underlying EBITDA	Unflexed	12.5%	$16.3 billion	$23.3 billion	$30.2 billion	23.3 billion	50%	6.3%
	Flexed	12.5%	$17.1 billion	$24.4 billion	$31.7 billion		43%	5.3%
STIP free cash flow	Unflexed	12.5%	$8.0 billion	$11.4 billion	$14.8 billion	11.6 billion	53%	6.6%
	Flexed	12.5%	$8.7 billion	$12.4 billion	$16.1 billion		39%	4.9%
Total Financial		50%					46.3%	23.1%
Impeccable ESG	AIFR[2]	3.3%	0.44	0.38	0.3	0.37	56%	1.9%
	SMM[3]	6.7%	5	5.5	6.5	5.4	45%	3.0%
	Decarbonisation[4]	10%	5Mt CO2e	7Mt CO2e	9Mt CO2e	8.3Mt CO2e	75%	7.5%
Excel in Development	Exploration progression[5]	2.5%	1	2	3	3.75	100%	2.5%
	Studies progression	2.5%	2 studies	3 studies	4 studies	4 studies	100%	2.5%
	Project execution	5%	25%	50%	75%	75%	100%	5.0%
People & Culture	Gender diversity	5%	25.3%	25.8%	26.3%	25.2%	0%	0%
	Culture progress	5%	70	71	72	70	25%	1.3%
Social Licence	Reputation	10%	55.8 or below	57.8 to 59.8	61.8 or above	60.9 + strong improvement in key areas[6]	82.5%	8.3%
			plus qualitative Social Licence review[6]
Total Strategic		50%					63.8%	31.9%
Total Group		100%						55%
Fatality deduction						10% reduction to STIP outcome
Adjusted Group scorecard outcome								49.5%
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
3.The Group STIP SMM result is the average of the SMM scores achieved by the individual assets included in the safety maturity program.
4.For Decarbonisation, the progress of carbon abatement projects against incremental stages of development is calculated as the expected 2030 carbon reduction, measured in tonnes of
CO2e, contributed by each abatement project that passes a stage-gate during the calendar year. The scope is restricted to direct abatement initiatives under the global “6+1” decarbonisation program, including approved renewable energy, abatement and energy efficiency projects. Nature-based solution (NbS) offset projects are not in scope. The outcome for 2024 partially includes abatement projects relating to deprioritised assets and projects where the abatement timeframe may extend into 2031, therefore the Committee has capped the resulting outcome at 75% of maximum.
5.Three Conceptual Study (CS) projects were completed in 2024 and each is assigned a value of 1 point. One project advanced to CS and is assigned a value of 0.5 points. Also, one project progressed from Target Testing to Project of Merit and is assigned a value of 0.25 points, resulting in a weighted outcome of 3.75.
6.Qualitative review comprising of community insights from Local Voices and Social Licence self-assessments both showing strong results in 2024 (see commentary on page 131).

Annual Report on Form 20-F 2024	131	riotinto.com
Directors’ report  |  Remuneration report
STIP Group scorecard commentary

Commentary on financial measures
Unflexed performance for our financial performance measure of
51.6% was slightly above target. Whilst this included an uplift from higher copper and aluminium prices, the benefit of higher prices compared to plan was modest compared to previous
years, and the financial outcome was underpinned by improved operational stability across most of our operations.
Flexed performance to remove the impact of commodity prices
and foreign exchange rates gives us an indication of underlying business performance. Our flexed performance reflects the
shortfall in planned production volumes and resulting shipments at a number of our sites. This included lower mined copper
volumes from Kennecott due to geotechnical instabilities in the pit wall, higher than average rainfall in the Pilbara, and operational challenges encountered at IOC.

However, underlying performance across the majority of the Group was solid and increasingly predictable as the benefits of the Safe
Production System continued to unlock value in our assets. Production was notably strong in Aluminium, with annual record production at
Amrun and Gove, resulting in bauxite production 8% higher than plan.
Based on these factors, the flexed component is modestly below target for EBITDA (at 42.6%) and STIP free cash flow (at 39.2%).
In line with our standard STIP principles, STIP free cash flow was adjusted by $259 million to effectively remove the unplanned cash flow impact of a one-off investment that reduces our exposure to closure obligations over the longer term.
Outcome: Below target (at 46.3% of maximum)

Commentary on strategic measures
Impeccable ESG
Safety is our number one priority, and we are saddened to have tragically lost 5 colleagues in 2024. In 2024, we maintained our
AIFR performance of 0.37, exceeding the annual target of 0.38.
As part of our continual improvement, we have also seen an uplift of 0.4 in our SMM assessments score, against a target
improvement of 0.5, resulting in a SMM global score of 5.4.
We have also exceeded the target for our GISTM implementation plans for all classifications of tailings facilities in 2024. We have had no incidents with off-lease tailings releases at any of our facilities.

Decarbonisation measures the progress of carbon abatement
projects against incremental stages of development. Climate change and the low-carbon transition is at the heart of our strategy. We have set ambitious commitments to reduce carbon emissions (CO2e) from our business by 50% relative to 2018 levels by 2030, and achieve net zero Scope 1 and 2 emissions by 2050.
2024 was Rio Tinto’s best year for decarbonisation with absolute
Scope 1 and 2 emissions reducing by 3.2 Mt CO2e during the year. We remain on track to achieve our 2030 and 2050 ambitions. A total of 28 projects progressed through a development stage during the year.
Outcome: Above target (at 62% of maximum)
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
Three CS projects were completed this year, one project advanced to
CS and another project progressed from TT to PoM, resulting in an outstanding weighted score of 3.75.

Studies progression of 5 studies in 2024, with 4 studies obtaining Notice to
Proceed in the year. This included Cape Lambert High Density Ore and
Brockman Syncline 1 programs. Full project sanction was achieved for the
Simandou and Hope Downs 1 Sustaining Studies in 2024. This outstanding result provides diversified growth opportunities across commodities of
Copper, Aluminium and Iron Ore.
Projects execution refers to the percentage of in-flight and completed projects on track against the Investment Committee plan. Throughout
2024, we made strong progress on a range of projects. Nine out of 12 projects remained on track with the approved Investment Committee plans.
A significant milestone was also achieved with the Autonomous
Haulage System in Western Range going live in 2024.
Project Shafts 3 and 4 for Oyu Tolgoi underground mine were also commissioned in 2024, and are now fully operational.
Outcome: Outstanding (at 100% of maximum)
People & Culture
Our People & Culture scorecard focuses on driving culture
change and improving gender diversity.
Gender diversity in 2024 was focused on both increasing the
number of women and changing the culture to become more inclusive.
The representation of women across our business remains a
challenge. While we were able to increase the representation of women in 2024 from 24.3% to 25.2%, this result was below the threshold of 25.3%.

Culture change progress measures the change in our organisation’s culture, as indicated by the results of the employee engagement survey. The result from the employee engagement survey at the end of
2024 was 70.19, rounded down to 70. This result was below the target of 71 and represents threshold performance.
Outcome: Below target (at 12.5% of maximum)
Social Licence
Reputation as the Social Licence metric focuses on building trust in and support of Rio Tinto within the communities where we work. The general public perception in selected countries is reflected by a reputation score measured by RepTrak. The 2024 result was 60.9, above the target range of 57.8 to 59.8 and a significant improvement on the score of 58.8 in the prior year. This score is a weighted, global aggregate made up of results from Australia, Canada, Mongolia, New Zealand, South Africa, the UK and the US.  For 2024, the Committee
also took into account the roll-out of Local Voices (our community perception monitoring program) to 50% of our assets and the emerging insights from the deployment, as well as the outcomes of our Social Licence self-assessments in 14 assets across all product groups that demonstrated clear year-on-year improvement.  Considering both the reputation score and qualitative assessment the Committee determined an outcome of 82.5% of maximum.
Outcome: Above target (at 82.5% of maximum)
Fatality deduction
A deduction was applied to reflect the tragic work-related fatalities of 2024. Further detail is set out in the Annual statement by the People & Remuneration Committee Chair.

Annual Report on Form 20-F 2024	132	riotinto.com
Directors’ report  |  Remuneration report
Commentary on individual performance
Jakob Stausholm
Individual multiplier outcome: Not applied

Strategic objectives	Performance Assessment
Best Operator Strong financial performance and prioritisation of Best Operator to enhance competitiveness (Outcome: At target)
–Delivered significant progress towards stable, sustainable operating performance with strong financial results, benefiting from diversified portfolio and progress on growth projects. Continued uplift in technical skills across the organisation.
–Achieved a 1% increase in production alongside a 3% rise in sales volumes.
–Accelerated the roll-out of SPS which is now in place at 31 sites (80% of our sites- up from 60% in 2023), underlining our commitment to be the best operator. This included success in delivering our SPS target at our Pilbara Iron Ore operations of a 5Mt uplift.
–Continued focus on performance required at IOC, Kennecott copper operations, and RTIT Quebec Operations to extract further shareholder value.
–Drove significant cultural transformation and leadership development that propelled our progress in 2024 toward becoming Best
Operator.

Impeccable ESG Maintain relentless focus on safety; and advance our decarbonisation strategy (Outcome: At target)
–We were devastated by the loss of 5 colleagues in 2024, the first work-related fatalities since 2018. Safety remains our highest priority.
–On decarbonisation, delivered our most productive and promising year against our ambitions - reduced approximately 3Mt CO2e -
keeping us on track to achieve our 2030 and 2050 targets. This performance was delivered through a robust portfolio of reduction initiatives across the Group, including 13 major projects that will contribute substantial additional carbon reductions by 2030, including significant progress on repowering our Gladstone assets. Scope 3 emissions reduction initiatives were also progressed through the development of BioIron and electric smelting trials in Western Australia.
–Led the public release of the Everyday Respect Progress Review showing improvement and momentum.
–Intensified focus on tailings storage management with implementation exceeding targets. In addition, achieved full control for ERA closure.

Excel in Development Grow and diversify our portfolio (Outcome: Above target)
–Executed a comprehensive review of corporate strategy and portfolio mix, with an extensive focus on our growth portfolio.
–Led a significant shift in our portfolio by expanding our lithium business. Executed the agreement to acquire Arcadium Lithium plc, the Group’s largest acquisition for many years which will position Rio Tinto as a global leader in energy transition commodities.
Lithium growth was further supported by the commitment to invest $2.5 billion to expand the Rincon project in Argentina following the achievement of first lithium production at the Rincon project in November 2024.
–Delivered significant ramp-up of production at the Oyu Tolgoi mine in Mongolia and on course for further increase with the commissioning of ventilation shafts 3 and 4.
–Achieved major progress at the Simandou iron ore project in Guinea with all approvals obtained and conditions satisfied in 2024.
The project is now on track to deliver first production at the mine gate in 2025.
–Five replacement iron ore projects were advanced in the Pilbara, including Western Range, where first iron ore production is scheduled for the first half of 2025.
–Refocused our partnerships including adding Sumitomo Metal Mining (buying 30% of Winu) and continued work at Nuevo Cobre,
Chile with Codelco. In addition to buying out partners in other areas including purchasing Mitsubishi’s stake in BSL and Sumitomo’s stake in New Zealand Aluminium Smelters.
–Strong achievements in project execution, with major projects such as Western Range, Oyu Tolgoi Underground and Simandou being delivered on schedule and within budget.

Social Licence Improve our social licence to operate by strengthening engagement with key stakeholders (Outcome: Above target)
–Personally led significant efforts in strengthening key relationships with governments (particularly in Canada, China, Chile,
Argentina, Guinea, South Africa and Madagascar) and civil society. Much progress made on enhancing transparency, building trust and demonstrating an understanding of society’s needs.
–Executed significant agreements in New Zealand and Western Australia securing our longer-term future in these markets.
–Significant progress in regaining trust with a wide range of traditional owners,.

Peter Cunningham
Individual multiplier outcome: Not applied

Strategic objectives	Performance Assessment
Best Operator Strong financial performance and prioritisation of Best Operator to enhance competitiveness (Outcome: At target)
–Upgraded performance management and supported a disciplined performance around costs and headcount.
–Led work to drive improvement around support costs and planning.
–Drove work around the renewal of core systems (Finance, HR, HSE) and studies around the renewal of the SAP Real Time
Business Suite of tools, plus initial investments in digital/AI.
–Delivered an effective 2025 planning process centred around the need to drive enhanced competitiveness.

Impeccable ESG Maintain relentless focus on safety; and advance our decarbonisation strategy (Outcome: At target)
–Accelerated implementation of enhanced risk management through the Three Lines of Defence program.
–Continued to support improvements to decarbonisation investment through the capital allocation framework and ongoing performance management.

Excel in Development Grow and diversify our portfolio (Outcome: Above target)
–Led the successful redevelopment of the 2024 strategy process with delivery through agile teams brought together to solve clear business problems.
–Implemented substantial changes to the Group's evaluation framework to enable a deeper focus on the most important strategic decisions at the Investment Committee.
–Continued to enhance the EiD forum to ensure momentum around the investment pipeline.
–Supported industry analysis and investment decision-making around major investments (Rincon) and mergers and acquisitions (Arcadium).
–Maintained consistent and disciplined capital allocation framework.

Social Licence Improve our social licence to operate by strengthening engagement with key stakeholders (Outcome: Above target)
–Further developed a comprehensive capital allocation process to promote investment decisions and further build partnerships and capabilities.
–Supported investment for creating growth options and social licence through targeted exploration and evaluation, communities and social performance (CSP) and social investment, decarbonisation, and research and development.

Annual Report on Form 20-F 2024	133	riotinto.com
Directors’ report  |  Remuneration report
2025 short-term incentive plan
This section outlines the operation of the 2025 short-term incentive plan (STIP).
2025 short-term incentive plan measures and weightings

Financial scorecard dimension	Weighting	What does it measure?	Commentary
Underlying EBITDA – unflexed	12.5%	Underlying EBITDA is a segmental performance measure and represents profit before tax, net finance items, depreciation and amortisation.
Underlying EBITDA is the prominent financial measure of
underlying business performance on an income statement
basis. The core objectives of robust operational performance and disciplined cost management are well reflected in
underlying EBITDA. The underlying EBITDA target for STIP
purposes is based on the Group’s annual plan, calibrated to
reflect production guidance communicated at the start of the year.

Underlying EBITDA – flexed	12.5%	Underlying EBITDA, adjusted for the impact of commodity prices and foreign exchange rates.
Removing the impact of commodity prices and foreign
exchange rates gives us a stronger indication of the
underlying EBITDA outcome of our underlying business
performance, aligned to the core objective of Best Operator.

STIP free cash flow – unflexed	12.5%
STIP free cash flow comprises free cash flow
adjusted to exclude dividends paid to holders of
non-controlling interests in subsidiaries and
development capital expenditure (including
development capital expenditure on
decarbonisation projects).

STIP free cash flow demonstrates how we convert underlying
EBITDA to cash and provides further insight into how we are
managing efficiency and productivity, including working capital and sustaining capital. The STIP free cash flow target is based on the Group’s annual plan, calibrated to reflect production guidance communicated at the start of the year.

STIP free cash flow – flexed	12.5%	STIP free cash flow, adjusted for the impact of commodity prices and foreign exchange rates.
Removing the impact of commodity prices and foreign
exchange rates gives us a stronger indication of the free cash flow outcome of our underlying business performance, aligned to the core objective of Best Operator.

Total weighting	50%

Strategic scorecard dimension	Weighting	What does it measure?	Commentary
Impeccable ESG
Decarbonisation	10%	Progress of moving carbon abatement projects through the various stages of development all the way to execution to meet our decarbonisation ambition.	Provides focus on progressing at pace and optimising the resource deployment of decarbonisation projects.
Safety index	10%	AIFR as a lag indicator and SMM at our assets as a lead indicator, which includes maturity of safety leadership, including psychological safety. Conformance to GISTM is set as an underpin.	Safety is at the heart of everything we do. The safety index provides focus on the importance of continuing to embed and strengthen our safety culture.
People & Culture
Diversity	5%	Improving representation of women at Rio Tinto.
The ongoing focus on improving gender representation is an
important contributor to advancing our culture-
change agenda. Using trends in responses and scores to
our engagement surveys, we also demonstrate to what
extent our culture is changing. Both of these are important
factors as we continue to transform our culture in response
to the findings of the 2022 Everyday Respect Report.

Culture	5%	Measuring progress in our culture-change journey.
Excel in Development
Exploration, studies and project execution	10%	Performance in exploration, studies and project delivery.
Exploration, studies and project execution identifies
opportunities for growth and enhancing orebody reserves
across our portfolio, while keeping focus on the importance
of executing to time and budget.

Social Licence
Reputation	10%	Indicators of progress made in building acceptance and trust across a broad set of stakeholders, including, but not only, communities, governments, customers, suppliers and civil society.
General public perception measured through a reputation
score and community perception measured through
localised surveys. The Social Licence measures continue to
form a key part of our strategy to build trust and meaningful relationships with our community of stakeholders.

Total weighting	50%
A fatality deduction of a least 10% will be applied in the event of work-related fatalities. This deduction, combined with the 10% weighting of the safety index maintains the prominence of safety in the STIP structure. The specific targets for the 2025 STIP are considered by the Board to be commercially sensitive. These will be disclosed alongside the outturn retrospectively in the 2025 Implementation report.

Annual Report on Form 20-F 2024	134	riotinto.com
Directors’ report  |  Remuneration report
Long-term incentive plan
PSA granted in 2020 were based on 2 performance conditions,
both measured over a 5-year performance period:
–TSR relative to the EMIX Global Mining Index – 50%
–TSR relative to the MSCI World Index – 50%
The performance outcome against the EMIX Global Mining Index and
MSCI World Index was 25.5% and 0% respectively, resulting in an overall vesting of 12.75%. The value of the shares vesting included in the single total figure of remuneration table for 2024 is an estimate, as the actual value can only be determined once the share price and final application of dividend equivalents on vesting are known.
The disclosed value is based on:
–The approved TSR outcome relative to the EMIX Global Mining
Index (transitioned to the S&P Global Mining Index from 1 August
2023 following the decommissioning of the EMIX on 31 July 2023)
and MSCI World Index, with associated dividend equivalent
shares.
–The average share prices for Rio Tinto plc and Rio Tinto Limited over the last quarter of the 5-year performance period (Q4 2024).
The actual value associated with the 2020 PSA vesting will be disclosed in the 2025 Remuneration report.
Calculation of 2020 PSA vesting
The dual TSR measures recognise that the company competes in the global market for investors as well as within the mining sector, and rewards executives for returns over the long term that outperform both the broader market and the mining sector.

Index	Threshold (22.5% of maximum)	Maximum (100% of maximum)	Actual TSR outperformance	Weighting	Vesting outcome
S&P Global Mining Index[1]	Equal to Index	Index + 6% p.a.	Index + 0.2% p.a.	50%	25.5%
MSCI World Index	Equal to Index	Index + 6% p.a.	Index - 0.2% p.a.	50%	0%
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
Global Mining Index thereafter. This methodology will apply to all relevant outstanding PSA.

Executive Director	Year included in single figure	Award	Overall vesting %	Dividend equivalents	Dividend equivalents (% of shares vesting)	Shares (including dividend equivalents)	Share price	PSA outcome (£’000)[1]
Jakob Stausholm	2024	2020 PSA	12.75%	3,926	41%	13,451	£49.67	£668
Peter Cunningham	2024	2020 PSA	12.75%	389	41%	1,335	£49.67	£66
1.The PSA outcome is an estimate based on the average share price over the last quarter of 2024.
For reference, the 2019 PSA vested at 94.1% on 22 February 2024 with Rio Tinto plc and Rio Tinto Limited share prices of £51.51 and
A$125.80 respectively (closing share price on the day prior to vesting). Dividend equivalents for the Executive Directors were equal to 38% of the vested awards.
Long-term incentive plan awards granted in 2024
These awards are subject to TSR performance relative to the constituents of the S&P Global Mining Index (53.3%) and MSCI World Index
(26.7%), and a decarbonisation scorecard as set out in the Performance measures section below.

Executive Director	Type of award	Grant date	Face value of award (% of base salary)	Face value of award (£’000)	% of vesting at threshold performance	Grant price[1]	Conditional shares awarded	End of the period over which the performance conditions have to be fulfilled	End of holding period
Jakob Stausholm	PSA	9 May 2024	500%	6,424	22.5%	£53.43	120,232	31 December 2026	February 2029
Peter Cunningham	PSA	9 May 2024	500%	3,804	22.5%	£53.43	71,195	31 December 2026	February 2029
1.In line with the Policy, the grant price for PSA is determined by reference to the average share price for the calendar year prior to the year of grant. The grant price of £53.43 represents the
Rio Tinto plc average share price for 2023.
Long-term incentive plan awards due to be granted in 2025

Executive Director	Type of award	Face value of award (% of base salary)	Face value of award (£’000)	% of vesting at threshold performance	Grant price[1]	Conditional shares to be awarded	End of the period over which the performance conditions have to be fulfilled	End of holding period
Jakob Stausholm	PSA	500%	7,054	22.5%	£51.35	137,361	31 December 2027	February 2030
Peter Cunningham	PSA	500%	3,918	22.5%	£51.35	76,299	31 December 2027	February 2030
1.In line with Policy, the grant price for PSA is determined by reference to the average share price for the calendar year prior to the year of grant. The grant price of £51.35 represents the
Rio Tinto plc average share price for 2024.
Performance measures
For PSAs granted in 2024 and 2025, 80% of the award is based on relative TSR measured on a weighted ranked basis against constituents of a sector and a broader market index. Two-thirds of the TSR element will be measured relative to sector peers (constituents of the S&P Global
Mining Index) and the remaining one-third measured against a broader market reference point (constituents of the MSCI World Index). The remaining 20% of the award will be based on strategic measures linked to decarbonisation.

Performance measures	Threshold (22.5% of maximum)	Maximum (100% of maximum)	Weighting
Relative TSR vs constituents of the S&P Global Mining Index	Median	Upper quartile	53.3%
Relative TSR vs constituents of the MSCI World Index	Median	Upper quartile	26.7%
Decarbonisation scorecard	see page 135	see page 135	20.0%

Annual Report on Form 20-F 2024	135	riotinto.com
Directors’ report  |  Remuneration report
Decarbonisation
Given the scale and complexity of our emissions portfolio and our decarbonisation ambitions, as well as the multi-year timeframe for this transition, performance and progress will be assessed using a balanced scorecard. The decarbonisation scorecard includes a combination of metrics that address opportunities and risks from the energy transition to incentivise long-term competitive advantage. The balanced scorecard includes the following 4 equally weighted elements assessed over the 3-year performance period:

Objective	Details
Residual emissions
–This provides a measure of actual reduction in Scope 1 and 2 emissions with targets set taking into account the Group’s stated ambition of a
50% reduction by 2030 (relative to our 2018 baseline). Achieving the maximum outcome would be consistent with the linear trajectory required to achieve the 2030 ambition.
–The Committee will take into account the relative contribution of nature-based offsets directly associated with Rio Tinto landholdings or those of its joint ventures when assessing performance. The contribution will be capped at 10% of the reduction and for any outcome above target the contribution from offsets will be ignored.

Project delivery
–The successful delivery of abatement projects will be fundamental to achieving our stretching decarbonisation objectives.
–Working with the Decarbonisation Office, the Committee identifies a number of priority decarbonisation projects for which investment approval has been granted, or is expected to be granted in the near future. Four projects for the 2024-2026 performance period were approved by the Committee during 2024. For the 2025-2027 performance period, there are currently 4 projects identified for which investment approval is expected prior to the end of the first half of 2025.
–At the end of the 3-year performance period, there will be an assessment of project delivery measuring conformance to plan for both spend and schedule. Using a predetermined framework, each project will be assigned a score out of 10 and vesting will be determined based on the average score of the projects.

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

Transition strategy
–This measure aligns decarbonisation activity with our value creation strategy, specifically in building new capabilities or commitments towards new growth assets.
–For the 2024-2026 performance period, 3 transition strategy outcomes that are are significant to Group value were selected, namely: Pacific
Operations (PacOps) decarbonisation; aluminium and copper recycling and ELYSISTM implementation. For the 2025-2027 scorecard,
PacOps decarbonisation and aluminium recycling will be retained, alongside a new initiative, lithium growth replacing ELYSISTM implementation. For the PacOps and recycling initiatives being retained on the scorecard, they will be assessed only on performance achieved during 2025-2027, noting they are also on the 2024-2026 scorecard.
–At the end of the 3-year performance period, each transition strategy will be assigned a score out of 10 using a predetermined framework and vesting will be determined based on the average score of the transition objectives.

The targets under each element of the scorecard for the 2024 and 2025 awards, as well as an update on how performance is tracking over the first year of the performance period for the 2024 award, are summarised below. Based on the performance to date, the best estimate of the potential vesting outcome for the 2024 award is tracking between threshold and target.

Objective	LTIP weighting	Threshold (22.5% of maximum)	Target (50% of maximum)	Maximum (100% of maximum)
Residual emissions Reduction in residual emissions relative to 2018 baseline, adjusted for changes in equity	5%	3.8Mt CO2e	5.3Mt CO2e	6.9Mt CO2e
2024 performance update: Tracking around threshold - reported emissions at the start of the award period were 33.9Mt CO2e adjusted for increased equity at
Boyne Smelters and New Zealand Aluminium Smelter, with a net reduction of 3.5Mt for the purposes of the scorecard delivered in the first year of the award.
Projected emissions reductions to 2030 are expected to be weighted to the end of the decade.

Project delivery Conformance to plan for priority decarbonisation projects	5%	Average score of at least 6 out of 10 being a maximum deviation of 25% from planned cost and schedule	Average score of at least 8 out of 10 being a maximum deviation of 15% from planned cost and schedule	Average score of at least 9 out of 10 being less than 10% deviation from planned cost and schedule
2024 performance update: Tracking to target – 4 projects have been included in the assessment of this metric, each of which is a committed project. The projects are early in their development cycle and remain materially in conformance with cost and schedule.

Technology development Technology advancements and research and development breakthroughs that convert into implemented projects	5%	0.2% of Group revenue on decarbonisation research and development spend At least one project into implementation totalling 250kt annual abatement	0.4% of Group revenue on decarbonisation research and development spend At least one project into implementation totalling 500kt annual abatement	0.5% of Group revenue on decarbonisation research and development spend At least 2 projects into implementation totalling 750kt annual abatement
2024 performance update: Tracking to target - spend on research and development is tracking within target range, with several projects expected to proceed into implementation later in the performance period.

Transition strategy Alignment of decarbonisation activity with value creation	5%	Average score of at least 6 out of 10 representing more limited progress
Average score of at least 8 out of 10
representing good progress towards
strategic goals, some areas of
outperformance, substantially achieved
or on track to deliver major objectives,
or progress with no major failures or
impacts on broader performance of the
Group
				Average score of at least 9 out of 10 representing significant outperformance of expectations, implementation achieved or a major new advancement with scope for material benefits
2024 performance update: Tracking around threshold – significant progress including signing new repowering contracts for our Pacific Operations, including at
Boyne Smelters and New Zealand Aluminium Smelter to strengthen their future. For ELYSIS™ implementation, commitments have been made to install carbon-
free aluminium smelting cells at Arvida using the first technology licence issued by the ELYSISTM joint venture.

The Committee will retain discretion in determining vesting outcomes and where required will adjust targets or baselines in relation to any material changes to the portfolio, such as following acquisitions, divestments or closure.

Annual Report on Form 20-F 2024	136	riotinto.com
Directors’ report  |  Remuneration report
Executive Directors’ shareholding
In line with our share ownership policy, Executive Directors’ shareholdings are set based on owning a fixed number of Rio Tinto shares.

Executive Director	Year requirement needs to be met	Effective holding of Rio Tinto plc ordinary shares
		Requirement	31 December 2024	31 December 2023
Jakob Stausholm	2025	120,000	193,740	107,115
Peter Cunningham	2027	60,000	81,601	68,568
The shareholdings shown above include 50% of the number of unvested BDA held by each executive.
We operate a post-employment holding requirement for Executive Directors, but no former Executive Directors are currently subject to a holding requirement.
Service contracts

Executive Director	Position held during 2024	Date of appointment to position	Notice period
Jakob Stausholm	Chief Executive	1 January 2021	12 months
Peter Cunningham	Chief Financial Officer	17 June 2021	12 months
Either party can terminate their contract with notice in writing, or immediately in the case of the company by paying the base salary only in lieu of any unexpired notice.
Executives’ external and other appointments
Neither of the Executive Directors currently has an external directorship.
Past director payments
There were no payments to past directors in excess of the de minimis threshold of £15,000.
Chief Executive’s remuneration over time

Year	Chief Executive	Single total figure of remuneration (’000)	Annual STIP award against maximum opportunity	Long-term incentive vesting against maximum opportunity (PSA)
2015	Sam Walsh	A$9,141	81.9%	43.6%
2016	Sam Walsh[1]	A$5,772	68.2%	50.5%
2016	Jean-Sébastien Jacques	£3,116	82.4%	50.5%
2017	Jean-Sébastien Jacques	£3,821	73.4%	66.7%
2018	Jean-Sébastien Jacques	£4,551	70.1%	43.0%
2019	Jean-Sébastien Jacques	£5,999	74.8%	76.0%
2020	Jean-Sébastien Jacques	£8,670	0.0%	66.7%
2021	Jakob Stausholm[2]	£2,788	61.3%	0.0%
2022	Jakob Stausholm	£5,010	48.7%	100.0%
2023	Jakob Stausholm[3]	£8,311	56%	94.1%
2024	Jakob Stausholm	£3,564	49.5%	12.8%
1.STIP award and PSA vesting percentages restated following release from the deed of deferral as described in prior Remuneration reports.
2.Jakob Stausholm joined Rio Tinto in September 2018 and became Chief Executive on 1 January 2021. Therefore, he did not participate in the 2017 LTIP which vested at 66.7% of maximum.
3.The 2023 single total figure of remuneration for Jakob Stausholm reported in the 2023 Remuneration report was £8.45 million, based on the estimated value of the 2019 PSA which vested at
94.1%. The single total figure of remuneration for 2023 shown above is restated and based on the actual vesting share price of £52.16.
The effect of performance on the value of shareholdings, as measured by TSR delivered over the past 5 years, based on the sum of dividends paid and share price movements during each calendar year, is detailed in the table below.

Year	Underlying earnings	Underlying EBITDA	Dividends paid per share	Share price – Rio Tinto plc pence		Share price – Rio Tinto Limited A$		TSR
	$ millions	$ millions	$ cents	1 Jan	31 Dec	1 Jan	31 Dec	Group %
2020	12,448	23,902	386	4,503	5,470	100.4	113.8	34.0%
2021	21,401	37,720	963	5,470	4,892	113.8	100.1	(3.8)%
2022	13,359	26,272	746	4,892	5,798	100.1	116.4	18.3%
2023	11,755	23,892	402	5,798	5,842	116.4	135.7	15.8%
2024	10,867	23,314	435	5,842	4,723	135.7	117.5	(15.4)%
The data presented in this table reflects the dual corporate structure of Rio Tinto. We weight the 2 Rio Tinto listings to produce a Group TSR figure in line with the methodology used for the 2020 PSA.
TSR has been calculated using spot Return Index data as at the last trading day for the year sourced from DataStream.

Annual Report on Form 20-F 2024	137	riotinto.com
Directors’ report  |  Remuneration report
Total shareholder return
The vesting of the PSA granted in 2020 was subject to relative TSR against the S&P Global Mining Index (transitioned from the EMIX
Global Mining Index following its decommissioning in July 2023) and the MSCI World Index.
The graph below shows Rio Tinto’s TSR performance for the 2020
PSA. It uses the same methodology as that used to calculate the vesting for the PSA granted in 2020, with a performance period that ended on 31 December 2024.
Total shareholder return
1.TSR for the MSCI and EMIX indices has been calculated using 12-month average Return
Index data for the year sourced from DataStream.
2.Rio Tinto's Group TSR has been calculated using a weighted average for Rio Tinto plc and Rio Tinto Limited. The weighting is based on the free-float market capitalisation of each entity as at the start of the period.
The following graph illustrates the TSR performance of the Group against the S&P Global Mining Index (and for periods to 31 July 2023 against the EMIX Global Mining Index) and the MSCI World Index
over the 10 years to the end of 2024.
The graph meets the requirements of Schedule 8 of the UK Large and
Medium-sized Companies and Groups (Accounts and Reports)
Regulations 2008 (as amended) and is not an indication of the vesting of PSA granted in 2020.
Total shareholder return
1.TSR has been calculated using spot Return Index data as at the last trading day for the year sourced from DataStream.
2.Rio Tinto's Group TSR has been calculated using a weighted average for Rio Tinto plc and Rio Tinto Limited. The weighting is based on the free-float market capitalisation of each entity as at the start of the period.
Other executive key management personnel
This section sets out remuneration information pertaining to executive key management personnel (KMP) excluding the Chief Executive and the Chief Financial Officer. The Policy applicable to the Executive
Directors is also applicable to the other executive KMP with variances specified in this section.
The remuneration mix for other executive KMP under this Policy is set out in the chart below.
2024 Remuneration mix
Maximum
Target

●	Fixed pay	●	STIP – Cash	●	STIP – BDA	●	LTIP
2024 assumptions
Fixed pay includes base salary, pension and benefits. The value of benefits is estimated at 11% of base salary.

Performance-related (at risk)
Target STIP and LTIP performance	–STIP award of 50% of the maximum award (equates to 100% of base salary) –PSA expected value of 50% of face value, calculated as 250% of base salary
Maximum STIP and LTIP performance	–Maximum STIP award of 200% of base salary –Maximum PSA face value of 500% of base salary
No assumption has been made for growth in share price and payment of dividend equivalents.
The table below outlines the positions held by the other executive KMP and the respective dates of appointment:

Name	Position(s) held during 2024	Date of appointment to position
Bold Baatar	Chief Executive, Copper	1 February 2021
	Chief Commercial Officer	1 September 2024
Alf Barrios[1]	Chief Commercial Officer	1 March 2021
Sinead Kaufman	Chief Executive, Minerals	1 March 2021
Katie Jackson	Chief Executive, Copper	1 September 2024
Jérôme Pécresse	Chief Executive, Aluminium	23 October 2023
Simon Trott	Chief Executive, Iron Ore	1 March 2021
1.Alf Barrios ceased to be a KMP on 31 August 2024 and he ceased employment on 31 December 2024 following his retirement.

Annual Report on Form 20-F 2024	138	riotinto.com
Directors’ report  |  Remuneration report
Base salary
Base salaries for Executive Committee members are reviewed annually by the Committee, with increases generally aligned with the wider employee population in the relevant jurisdiction. Variations may occur in instances in which an individual has changed position, or the position’s duties and responsibilities have been enlarged, for example as a result of a reorganisation or acquisition, or where an individual’s remuneration has fallen below comparable positions in the market.
Short-term incentive plan
Overview of 2024 short-term incentive plan weightings and measures
The measures and weightings used to determine short-term incentive plan (STIP) awards for executives in 2024 are set out on page 130.
The 2024 STIP awards are detailed in the table below. The amounts set out below reflect the 10% fatality adjustment applied.

			Percentage of:
	2024 STIP award (% of salary)	2024 STIP award ('000)	Maximum STIP awarded	Maximum STIP forfeited
Bold Baatar	99%	SGD1,247	49.5%	50.5%
Alf Barrios	99%	SGD1,197	49.5%	50.5%
Katie Jackson	99%	GBP208	49.5%	50.5%
Sinead Kaufman	99%	A$1,145	49.5%	50.5%
Jérôme Pécresse	124%	C$1,485	62%	38%
Simon Trott	99%	A$1,347	49.5%	50.5%
Share ownership
The following table shows the share ownership level for other executive KMP as a percentage of their overall requirement which is determined based on 400% of salary.

Share ownership level at 31 December 2024 as a percentage of requirement
Bold Baatar	211%
Katie Jackson[1]	2%
Sinead Kaufman	103%
Jérôme Pécresse	11%
Simon Trott	85%
1.Katie Jackson joined the Group on 1 September 2024
Share ownership level is set for each individual based on a fixed number of Rio Tinto plc or Limited shares, and we define “share ownership” in our Policy.
Service contracts
KMP service contracts can be terminated by the company or
executive with 12 months’ notice in writing, or immediately by the company by paying base salary only in lieu of any unexpired notice.
Other KMP appointments
All newly appointed executives have received a remuneration
package that is aligned with our Policy and comprises: base salary in line with market benchmarks; target STIP opportunity of 100% of base salary (with maximum opportunity of 200% of base salary); LTIP awards of up to 500% of base salary; company pension contributions of 14% of base salary; and other benefits such as company-provided healthcare coverage, and continued eligibility to participate in the all-
employee share plans. A minimum shareholding requirement applies on appointment to be built up over subsequent years.
Executive departures
Alf Barrios ceased to be a KMP on 31 August 2024 and retired from the Group on 31 December 2024. Alf was treated as an eligible leaver for the purposes of STIP and LTIP.
Broader employee disclosures
Chief Executive pay ratio
The ratio of the single total figure of remuneration for the
Chief Executive to the lower quartile, median and upper quartile of the
Rio Tinto Australian employee population for 2024 is set out in the table below.

	Lower quartile	Median	Upper quartile
2024	46	39	33
2023 [1]	114	95	79
1.The 2023 pay ratio data has been restated based on actual pay outcomes for the Chief
Executive in 2023.
The median CEO pay ratio of 39:1 is lower than last year, primarily due to materially lower outcomes on long-term incentives for the performance period ending 31 December 2024. The Committee
continues to be mindful of the relationship between executive remuneration and that of our broader workforce. The Committee’s decision making will continue to be supported by regular and detailed reporting on these matters.
Relative spend on remuneration
The table below shows our relative spend on remuneration across our global employee population and distributions to shareholders in the year. We have also shown other significant disbursements of the company’s funds for comparison.

Stated in US$m	2024	2023	Difference in spend
Remuneration paid[1]	7,055	6,636	419
Distributions to shareholders[2]	7,025	6,470	555
Purchase of property, plant and equipment, and intangible assets[3]	9,621	7,086	2,535
Corporate income tax paid[3]	4,165	4,627	(462)
1.Total employment costs for the financial year as per note 7 to the financial statements.
2.Distributions to shareholders include equity dividends paid to owners of Rio Tinto shares as per the consolidated cash flow statement.
3.Purchase of property, plant and equipment, and intangible assets, and corporate income tax paid during the financial year are as per the consolidated cash flow statement.

Annual Report on Form 20-F 2024	139	riotinto.com
Directors’ report  |  Remuneration report
Change in Director and employee pay
In the table below, we compare the annual changes in salary, benefits and annual incentives of the Directors for the past 5 years, to that of the
Australian employee population. Column “a” represents the percentage change in salary and fees; values in column “b” represent the percentage change in taxable benefits; and values in column “c” represent the percentage change in annual incentive outcomes for performance periods in respect of each financial year.

	2019 to 2020			2020 to 2021			2021 to 2022			2022 to 2023			2023 to 2024
	a1	b	c	a1	b	c	a1	b	c	a1	b2	c	a1	b2	c3
Executive Directors
Jakob Stausholm	2%	34%	29%	46%	(19)%	25%	2%	94%	(18)%	4%	(15)%	20%	4%	53%	(8)%
Peter Cunningham	–	–	–	–	–	–	–	18%	47%	4%	10%	28%	4%	2%	(8)%
Non-Executive Directors
Dominic Barton	–	–	–	–	–	–	–	–	–	50%	(84)%	–	8%	213%	–
Simon Henry	3%	(54)%	–	–	64%	–	(6)%	98%	–	(7)%	189%	–	18%	(2)%	–
Sam Laidlaw	8%	(87)%	–	–	51%	–	–	779%	–	–	242%	–	15%	(29)%	–
Simon McKeon	9%	(72)%	–	15%	91%	–	(6)%	1487%	–	6%	78%	–	13%	(55)%	–
Jennifer Nason	–	–	–	–	–	–	(6)%	58%	–	(8)%	59%	–	14%	26%	–
Ngaire Woods	–	–	–	–	–	–	–	273%	–	–	201%	–	8%	(7)%	–
Ben Wyatt	–	–	–	–	–	–	12%	–	–	–	52%	–	21%	26%	–
Dean Dalla Valle[4]	–	–	–	–	–	–	–	–	–	–	–	–	34%	305%	–
Kaisa Hietala[4]	–	–	–	–	–	–	–	–	–	–	–	–	28%	(39)%	–
Susan Lloyd-Hurwitz[4]	–	–	–	–	–	–	–	–	–	–	–	–	9%	108%	–
Joc O’Rourke[4]	–	–	–	–	–	–	–	–	–	–	–	–	39%	–	–
Martina Merz[5]	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Sharon Thorne[5]	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Australian workforce[6]	4%	5%	19%	4%	–%	(18)%	7%	6%	15%	8%	(1)%	16%	6%	5%	(19)%
1.Change in salary and fees compared on an annualised basis to smooth the impact of part-year appointments.
2.Changes in Director benefits are primarily driven by variances in business travel during the year.
3.The percentage change in annual incentive compares the incentive outcomes for the 2023 performance year to those for the 2024 performance year.
4.Increases are also representative of 2024 being the first full year post appointment in 2023.
5.No prior year data as appointed as a Non-Executive Director in 2024.
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
We list the Non-Executive Directors who held office during 2024 below. Each held office for the whole of 2024 unless otherwise indicated. Their years of appointment are reported in “Board of
Directors” on pages 102-103.

Name	Title
Dominic Barton	Chair
Dean Dalla Valle	Non-Executive Director
Simon Henry	Non-Executive Director
Kaisa Hietala	Non-Executive Director
Sam Laidlaw	Non-Executive Director
Susan Lloyd-Hurwitz	Non-Executive Director
Simon McKeon	Non-Executive Director (to 2 May 2024)
Martina Merz	Non-Executive Director (from 1 February 2024)
Jennifer Nason	Non-Executive Director
Joc O’Rourke	Non-Executive Director
Sharon Thorne	Non-Executive Director (from 1 July 2024)
Ngaire Woods	Non-Executive Director
Ben Wyatt	Non-Executive Director
Service contracts
The Chair and Non-Executive Directors’ letters of appointment from the company stipulate their terms of appointment, including their duties and responsibilities as Directors. Each Non-Executive Director is appointed subject to their election and annual
re-election by shareholders. The Chair’s appointment may be
terminated by either party giving 12 months’ notice, and
Non-Executive Directors’ appointments may be terminated by
either party giving 3 months’ notice.
Annual fees payable
The table below shows the annual fee structure as at 1 March 2024 and 1 March 2025 for the Chair and Non-Executive Directors.

	2025	2024
Director fees
Chair’s fee	£800,000	£800,000
Non-Executive Director base fee	£115,000	£115,000
Senior Independent Director	£45,000	£45,000
Committee fees
Audit & Risk Committee Chair	£50,000	£50,000
Audit & Risk Committee member	£30,000	£30,000
People & Remuneration Committee Chair	£45,000	£45,000
People & Remuneration Committee member	£25,000	£25,000
Sustainability Committee Chair	£45,000	£45,000
Sustainability Committee member	£25,000	£25,000
Nominations Committee member	£8,000	£8,000
Meeting allowances
Long distance (flights over 10 hours per journey)	£10,000	£10,000
Medium distance (flights of 5-10 hours per journey)	£5,000	£5,000

Annual Report on Form 20-F 2024	140	riotinto.com
Directors’ report  |  Remuneration report
We set out details of each element of remuneration, and the single total figure of remuneration, paid to the Chair and Non-Executive
Directors during 2024 and 2023, in US dollars in table 1b on page 142. No post-employment, termination or share-based
payments were made. Statutory minimum superannuation
contributions for Non-Executive Directors are deducted from the
Director’s overall fee entitlements when these are required by
Australian superannuation law.
The total fee and allowance payments made to the Chair and
Non-Executive Directors in 2024 were within the maximum aggregate annual amount of £4 million set out in the Group’s constitutional documents, approved by shareholders at the 2024 AGMs.
Share ownership policy for Non-Executive Directors
Rio Tinto has a policy that encourages Non-Executive Directors to build up a Rio Tinto shareholding. The shareholding target in 2024 is
1,800 Rio Tinto Limited shares, 2,200 Rio Tinto plc shares or 2,100
Rio Tinto ADRs (or a combination thereof) and will be reviewed every
2 years. Details of Non-Executive Directors’ share interests in the
Group, including total holdings, are set out in table 2 on page 142.
Non-Executive Directors’ share ownership
The Non-Executive Directors’ shareholdings as a percentage of their overall 2024 requirement are shown in the table below.

Director	Share ownership at 31 December 2024	Share ownership at 31 December 2023
Dominic Barton	94%	94%
Dean Dalla Valle	32%	9%
Simon Henry	100%	91%
Kaisa Hietala	45%	45%
Sam Laidlaw	341%	341%
Susan Lloyd-Hurwitz	79%	65%
Martina Merz[1]	–%	n/a
Jennifer Nason	89%	85%
Joc O’Rourke	–%	–%
Sharon Thorne[2]	118%	n/a
Ngaire Woods	67%	67%
Ben Wyatt	22%	22%
1.Martina Merz joined the Board on 1 February 2024.
2.Sharon Thorne joined the Board on 1 July 2024.
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
Under the plan, employees may acquire shares up to the value of
$5,250 (or equivalent in other currencies) per year or capped at 15%
of their base salary if lower. Each share purchased will be matched by the company, providing the participant holds the shares, and is still employed, at the end of the 3-year vesting period.
Approximately 36,000 of our employees (67% of those eligible) are shareholders as a result of participating in these plans. In the UK, these arrangements are partially delivered through the UK Share Plan which is a UK tax-approved arrangement. Under this plan, eligible participants may also receive an annual award of Free Shares up to the limits prescribed under UK tax legislation.
Management Share Awards
The Management Share Awards (MSA) are designed to help the
Group attract the best staff in a competitive labour market, and to retain key individuals as we deliver our long-term strategy. MSA are conditional awards that are not subject to a performance condition.
They typically vest at the end of 3 years, subject to continued
employment. Shares to satisfy the awards are bought in the market or reissued from Treasury. Executive Committee members are not
eligible to be granted MSA, except in connection with recruitment purposes.
Shareholder voting
In the table below, we set out the results of the remuneration-related resolutions voted on at the Group’s 2024 AGMs.

Resolution	Votes for	Votes against	Votes withheld[1]
Approval of the Directors’ Remuneration report: Implementation report	97%	3%	7,949,109
Approval of the Remuneration Policy (2024)	97%	3%	3,469,190
Approval of the Directors’ Remuneration report	97%	3%	7,933,078
1.A vote “withheld” is not a vote in law and is not counted in the calculation of the proportion of votes for and against the resolution.

Annual Report on Form 20-F 2024	141	riotinto.com
Directors’ report  |  Remuneration report
Table 1a – Executives’ remuneration

Stated in US$‘000[1]	Short-term benefits
		Base salary	Cash bonus[2]	Other cash- based benefits[3]	Non-monetary benefits[4]	Total short-term benefits
Executive Directors
Jakob Stausholm	2024	1,632	796	215	207	2,850
	2023	1525	860	203	129	2,717
Peter Cunningham	2024	966	471	122	49	1,608
	2023	903	523	116	47	1,589
Other executives
Bold Baatar	2024	904	459	801	722	2,886
	2023	824	601	105	79	1,609
Alf Barrios[5]	2024	598	587	30	103	1,318
	2023	864	373	43	98	1,378
Katie Jackson	2024	268	130	222	50	670
Sinead Kaufman	2024	753	356	86	113	1,308
	2023	700	408	80	91	1,279
Jérôme Pécresse	2024	876	516	167	63	1,622
	2023	170	98	537	6	811
Simon Trott	2024	833	419	98	89	1,439
	2023	772	566	90	56	1,484

Stated in US$’000[1]		Long-term benefits: Value of shared-based awards[6]				Post-employment benefits[9]
		BDA[7]	PSA	MSA	Others[8]	Pension and superannuation	Other post- employment benefits	Termination benefits	Total remuneration[10]	Currency of actual payment
Executive Directors
Jakob Stausholm	2024	843	3,281	–	8	13	–	–	6,995	£
	2023	783	2556	–	8	10	–	–	6,074	£
Peter Cunningham	2024	445	1,315	19	7	13	–	–	3,407	£
	2023	338	691	132	7	10	–	–	2,767	£
Other executives
Bold Baatar	2024	565	1,816	–	8	37	–	–	5,312	£ & S$
	2023	473	1,531	–	8	10	–	–	3,631	£
Alf Barrios[5]	2024	209	1,233	–	3	54	–	–	2,817	S$
	2023	428	1,578	–	4	43	–	–	3,431	S$
Katie Jackson	2024	31	69	333	–	7	–	–	1,110	£
Sinead Kaufman	2024	364	1,378	–	3	19		–	3,072	A$
	2023	293	856	13	3	18	–	–	2,462	A$
Jérôme Pécresse	2024	151	480	–	–	24	–	–	2,277	C$
	2023	22	–	–	–	23	–	–	856	C$
Simon Trott	2024	442	1,721	–	–	19	–	–	3,621	A$
	2023	436	1,465	–	–	18	–	–	3,403	A$
Notes to table 1a – Executives’ remuneration
1.“Table 1a – Executives’ remuneration” is reported in US$ using A$1 = US$0.66002; £1 = US$1.27811; C$1 = US$0.73039; S$1 = US$0.74849 which are year-to-date average rates, except for cash bonuses which use A$1 = US$0.62165; £1 = US$1.25105; C$1 = US$0.69510; S$1 = US$0.73548 31 December 2024 year-end rates.
2.“Cash bonus” relates to the cash portion of the 2024 STIP award to be paid in March 2025.
3.“Other cash-based benefits” typically include cash in lieu of company pension or superannuation contributions. For Bold Baatar this also includes the international transfer allowance paid as per the company standard upon Bold’s relocation from the UK to Singapore.
4.“Non-monetary benefits” for executives typically include healthcare coverage, professional tax compliance services/advice, flexible perquisites and, where applicable, leave accruals and mobility-related benefits. For Bold Baatar this also includes benefits related to his relocation from the UK to Singapore.
5.The figures for Alf Barrios reflect his remuneration up until he ceased to be a KMP on 31 August 2024. His total remuneration up until his employment termination date of 31 December 2024 was US$5,314,000.
6.The “Value of share-based awards” has been determined in accordance with the recognition and measurement requirements of IFRS2 "Share-based Payment". The fair value of awards granted as MSA, BDA and PSA have been calculated at their dates of grant using valuation models provided by external consultants, Lane Clark and Peacock LLP, including an independent
Monte Carlo valuation model, which take into account the constraints on vesting attached to these awards. Further details of the valuation methods and assumptions used for these awards are included in note 27 (Share-based Payments) in the financial statements. The fair value of other share-based awards is measured at the purchase cost of the shares from the market. The share-based values disclosed in this table do not reflect amounts actually paid in 2024 or the value of shares that will ultimately vest.
7.“BDA” represents the portion of the 2021–2024 STIP awards deferred into Rio Tinto shares.
8.“Others” includes the Global Employee Share Plan (myShare) and the UK Share Plan.
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
Further details in relation to aggregate remuneration for executives, including Directors, are included in note 29 (Directors’ and key management remuneration).

Annual Report on Form 20-F 2024	142	riotinto.com
Directors’ report  |  Remuneration report
Table 1b – Non-Executive Directors’ remuneration

Stated in US$’000[1]		Fees and allowances[2]	Non-monetary benefits[3]	Post- employment benefits	Single total figure of remuneration[4]	Currency of actual payment
1.Remuneration is reported in US$. The amounts have been
converted using the 2024 annual average exchange rates of
£1 = US$1.27811 and A$1 = US$0.66002.
2.“Fees and allowances” comprises the total fees for the Chair and all Non-Executive Directors (NED), and travel allowances for the NED. The statutory minimum superannuation
contributions required by the Australian superannuation law
and paid for the Australia-based NEDs are included in “Fees
and allowances”.
3.“Non-monetary benefits” include, as in previous years,
amounts that are deemed by the UK tax authorities to be
benefits in kind relating largely to the costs of Directors’
expenses in attending Board meetings held at the company’s
UK-registered office (including associated accommodation
and subsistence expenses) and professional tax compliance
services/advice. Given these expenses are incurred by
Directors in the fulfilment of their duties, the company pays the tax on them.
4.Represents disclosure of the single total figure of
remuneration under Schedule 8 of the Large- and Medium-
sized Companies and Groups (Accounts and Reports)
Regulations 2008 (as amended) and total remuneration
under the Australian Corporations Act 2001 and applicable
accounting standards.
5.The amounts reported for Simon McKeon reflect the period
of active Board membership from 1 January 2024 to 2 May
2024.
6.The amounts reported for Martina Merz reflect the period of active Board membership from 1 February 2024 to
31 December 2024.
7.The amounts reported for Sharon Thorne reflect the period of active Board membership from 1 July 2024 to 31 December
2024.

Chair
Dominic Barton	2024	1,008	94	–	1,102	£
	2023	908	30	–	938	£
Non-Executive Directors
Dean Dalla Valle	2024	285	13	19	317	A$
	2023	109	6	10	125	A$
Simon Henry	2024	253	8	–	261	£
	2023	221	3	–	224	£
Kaisa Hietala	2024	226	8	–	234	£
	2023	163	18	–	181	£
Sam Laidlaw	2024	335	5	–	340	£
	2023	308	5	–	313	£
Susan Lloyd-Hurwitz	2024	225	8	5	238	A$
	2023	114	3	9	126	A$
Simon McKeon[5]	2024	115	6	–	121	A$
	2023	302	7	–	309	A$
Martina Merz[6]	2024	164	8	–	172	£
Jennifer Nason	2024	235	13	–	248	£
	2023	202	6	–	208	£
Joc O'Rourke	2024	239	5	–	244	£
	2023	23	0	–	23	£
Sharon Thorne[7]	2024	105	7	–	112	£	For more information further details in relation to aggregate remuneration for executives, including Directors, are included in note 29 (Directors’ and key management remuneration).
Ngaire Woods	2024	234	7	–	241	£
	2023	221	5	–	226	£
Ben Wyatt	2024	268	12	–	280	A$
	2023	220	10	–	230	A$
Table 2 – Directors’ and executives’ beneficial interests in Rio Tinto shares

	Rio Tinto plc[1]			Rio Tinto Limited			Movements
	1 Jan 2024[2]	31 Dec 2024[3]	4 Feb 2025[4]	1 Jan 2024[2]	31 Dec 2024[3]	4 Feb 2025[4]	Compensation[5]	Other[6]
Directors
Dominic Barton	–	–	–	11,900	11,900	11,900	–	–
Peter Cunningham	63,053	74,480	74,493	–	–	–	20,651	(9,212)
Dean Dalla Valle	–	–	–	–	579	579	–	579
Simon Henry	2,000	2,200	2,200	–	–	–	–	200
Kaisa Hietala	500	1,000	1,000	–	–	–	–	500
Sam Laidlaw	7,500	7,500	7,500	–	–	–	–	–
Susan Lloyd-Hurwitz	–	–	–	1,380	1,421	1,421	–	41
Simon McKeon[7]	–	–	–	10,000	10,000	–	–	–
Martina Merz	–	–	–	–	–	–	–	–
Jennifer Nason	1,765	1,877	1,877	–	–	–	–	112
Joc O'Rourke	–	–	–	–	–	–	–	–
Jakob Stausholm	95,363	181,391	181,417	–	–	–	119,349	(33,295)
Sharon Thorne[7]	2,593	2,593	2,593	–	–	–	–	–
Ngaire Woods	1,482	1,482	1,482	–	–	–	–	–
Ben Wyatt	–	–	–	400	400	400	–	–
Executives
Bold Baatar	61,216	102,224	102,229	–	–	–	75,850	(34,837)
Alf Barrios[7]	47,888	45,313	–	–	–	–	74,412	(76,986)
Katie Jackson	1,044	1,044	1,049	–	–	–	–	5
Sinead Kaufman	–	–	–	43,633	36,564	36,592	13,104	(20,145)
Jérôme Pécresse	5,000	5,043	5,058	–	–	–	–	58
Simon Trott	19,338	441	441	26,090	29,499	29,499	72,267	(87,755)
1.Rio Tinto plc ordinary shares or American Depositary Receipts.
2.Or date of appointment, if later.
3.Or date of retirement/date stepped down from the Executive Committee, if earlier.
4.Latest practicable date prior to the publication of the 2024 Annual Report, in accordance with LR 9.8.6A.
5.Shares obtained through awards under the Rio Tinto UK Share Plan, the Global Employee Share Plan and/or vesting of the PSA, MSA and BDA granted under the Group’s LTIP arrangements.
6.Share movements due to the sale or purchase of shares, or shares received under dividend reinvestment plans.
7.Simon McKeon retired as a Non-Executive Director at the conclusion of the Rio Tinto Limited annual general meeting on 2 May 2024. Sharon Thorne was appointed Non-Executive Director on 1 July 2024. Alf Barrios ceased to be a KMP on 31 August 2024.
Interests in outstanding BDA, MSA and PSA and UK Share Plan and the Global Employee Share Plan are set out in table 3 and 3a on pages
143-145.

Annual Report on Form 20-F 2024	143	riotinto.com
Directors’ report  |  Remuneration report
Table 3 – Plan interests (awards of shares under long-term incentive plans)

Name	Award/grant date	Market price at award [1,2]	1 January 2024	Awarded	Lapsed/ cancelle d	Dividend units	Vested	31 December 2024	4 February 2025	Performance period concludes / vesting date	Date of release	Market price on release	Monetary value of award at release US$[3]
Bold Baatar
Bonus Deferral Award	23 Mar 2022	£58.00	6,956	–	–	1,243	(8,199)	–	–	1 Dec 2024	1 Dec 2024	£49.88	522,704
	22 Mar 2023	£53.19	5,463	–	–	–	–	5,463	5,463	1 Dec 2025	–	–	–
	20 Mar 2024	£49.41	–	9,667	–	–	–	9,667	9,667	1 Dec 2026	–	–	–
Performance Share Award	18 Mar 2019	£42.67	51,752	–	(3,054)	18,820	(67,518)	–	–	31 Dec 2023	22 Feb 2024	£52.16	4,501,170
	16 Mar 2020	£33.58	53,272	–	–	–	–	53,272	53,272	31 Dec 2024	–	–	–
	18 Mar 2021	£55.58	54,005	–	–	–	–	54,005	54,005	31 Dec 2025	–	–	–
	23 Mar 2022	£58.00	44,414	–	–	–	–	44,414	44,414	31 Dec 2026	–	–	–
	22 Mar 2023	£53.19	50,672	–	–	–	–	50,672	50,672	31 Dec 2027	–	–	–
	9 May 2024	£55.84	–	65,431	–	–	–	65,431	65,431	31 Dec 2026	–	–	–
Alf Barrios
Bonus Deferral Award	23 Mar 2022	£58.00	6,466	–	–	1,155	(7,621)	–	–	1 Dec 2024	1 Dec 2024	£49.88	485,855
	22 Mar 2023	£53.19	5,549	–	–	–	–	5,549	5,549	1 Dec 2025	–	–	–
	20 Mar 2024	£49.41	–	5,904	–	–	–	5,904	5,904	1 Dec 2026	–	–	–
Performance Share Award	18 Mar 2019	£42.67	57,011	–	(3,364)	20,733	(74,380)	–	–	31 Dec 2023	22 Feb 2024	£52.16	4,958,633
	16 Mar 2020	£33.58	53,236	–	–	–	–	53,236	53,236	31 Dec 2024	–	–	–
	18 Mar 2021	£55.58	54,652	–	–	–	–	54,652	54,652	31 Dec 2025	–	–	–
	23 Mar 2022	£58.00	43,707	–	(3,231)	–	–	40,476	40,476	31 Dec 2026	–	–	–
	22 Mar 2023	£53.19	51,626	–	(20,962)	–	–	30,664	30,664	31 Dec 2027	–	–	–
	9 May 2024	£55.84	–	67,756	(52,012)	–	–	15,744	15,744	31 Dec 2026	–	–	–
Peter Cunningham
Bonus Deferral Award	23 Mar 2022	£58.00	5,203	–	–	929	(6,132)	–	–	1 Dec 2024	1 Dec 2024	£49.88	390,928
	22 Mar 2023	£53.19	5,827	–	–	–	–	5,827	5,827	1 Dec 2025	–	–	–
	20 Mar 2024	£49.41	–	8,415	–	–	–	8,415	8,415	1 Dec 2026	–	–	–
Management Share Award	18 Mar 2021	£55.58	4,781	–	–	1,166	(5,947)	–	–	22 Feb 2024	22 Feb 2024	£52.16	396,464
Performance Share Award	18 Mar 2019	£42.67	6,489	–	(383)	2,359	(8,465)	–	–	31 Dec 2023	22 Feb 2024	£52.16	564,330
	16 Mar 2020	£33.58	7,426	–	–	–	–	7,426	7,426	31 Dec 2024	–	–	–
	18 Mar 2021	£55.58	9,564	–	–	–	–	9,564	9,564	31 Dec 2025	–	–	–
	23 Mar 2022	£58.00	50,405	–	–	–	–	50,405	50,405	31 Dec 2026	–	–	–
	22 Mar 2023	£53.19	55,134	–	–	–	–	55,134	55,134	31 Dec 2027	–	–	–
	9 May 2024	£55.84	–	71,195	–	–	–	71,195	71,195	31 Dec 2026	–	–	–
Katie Jackson
Management Share Award	5 Sept 2024	£45.91	–	3,547	–	–	–	3,547	3,547	1 Mar 2025	–	–	–
	5 Sept 2024	£45.91	–	10,954	–	–	–	10,954	10,954	1 Sept 2025	–	–	–
Performance Share Award	5 Sept 2024	£45.91	–	18,883	–	–	–	18,883	18,883	31 Dec 2026	–	–	–
Sinead Kaufman
Bonus Deferral Award	23 Mar 2022	A$113.68	4,711	–	–	653	(5,364)	–	–	1 Dec 2024	1 Dec 2024	A$118.94	421,089
	22 Mar 2023	A$115.45	4,278	–	–	–	–	4,278	4,278	1 Dec 2025	–	–	–
	20 Mar 2024	A$121.30	–	5,060	–	–	–	5,060	5,060	1 Dec 2026	–	–	–
Performance Share Award	18 Mar 2019	A$93.32	6,291	–	(372)	1,747	(7,666)	–	–	31 Dec 2023	22 Feb 2024	A$124.24	628,619
	16 Mar 2020	A$77.65	8,579	–	–	–	–	8,579	8,579	31 Dec 2024	–	–	–
	18 Mar 2021	A$110.80	41,207	–	–	–	–	41,207	41,207	31 Dec 2025	–	–	–
	23 Mar 2022	A$113.68	36,042	–	–	–	–	36,042	36,042	31 Dec 2026	–	–	–
	22 Mar 2023	A$115.45	40,045	–	–	–	–	40,045	40,045	31 Dec 2027	–	–	–
	9 May 2024	A$130.23	–	49,145	–	–	–	49,145	49,145	31 Dec 2026	–	–	–

Annual Report on Form 20-F 2024	144	riotinto.com
Directors’ report  |  Remuneration report

Name	Award/grant date	Market price at award [1,2]	1 January 2024	Awarded	Lapsed/ cancelled	Dividend units	Vested	31 Decembe r 2024	4 February 2025	Performance period concludes / vesting date	Date of release	Market price on release	Monetary value of award at release US$[3]
Jérôme Pécresse
Bonus Deferral Award	20 Mar 2024	£49.41	–	1,533	–	–	–	1,533	1,533	1 Dec 2026	–	–	–
Performance Share Award	9 May 2024	£55.84	–	66,928	–	–	–	66,928	66,928	31 Dec 2026	–	–	–
Jakob Stausholm
Bonus Deferral Award	23 Mar 2022	£58.00	13,017	–	–	2,326	(15,343)	–	–	1 Dec 2024	1 Dec 2024	£49.88	978,149
	22 Mar 2023	£53.19	10,488	–	–	–	–	10,488	10,488	1 Dec 2025	–	–	–
	20 Mar 2024	£49.41	–	14,211	–	–	–	14,211	14,211	1 Dec 2026	–	–	–
Performance Share Award	18 Mar 2019	£42.67	79,609	–	(4,697)	28,951	(103,863)	–	–	31 Dec 2023	22 Feb 2024	£52.16	6,924,153
	16 Mar 2020	£33.58	74,711	–	–	–	–	74,711	74,711	31 Dec 2024	–	–	–
	18 Mar 2021	£55.58	103,510	–	–	–	–	103,510	103,510	31 Dec 2025	–	–	–
	23 Mar 2022	£58.00	85,126	–	–	–	–	85,126	85,126	31 Dec 2026	–	–
	22 Mar 2023	£53.19	93,114	–	–	–	–	93,114	93,114	31 Dec 2027	–	–	–
	9 May 2024	£55.84	–	120,232	–	–	–	120,232	120,232	31 Dec 2026	–	–	–
Simon Trott
Bonus Deferral Award	23 Mar 2022	A$113.68	5,494	–	–	761	(6,255)	–	–	1 Dec 2024	1 Dec 2024	A$118.94	491,035
	22 Mar 2023	A$115.45	4,683	–	–	–	–	4,683	4,683	1 Dec 2025	–	–	–
	20 Mar 2024	A$121.30	–	7,027	–	–	–	7,027	7,027	1 Dec 2026	–	–	–
Performance Share Award	18 Mar 2019	£42.67	50,598	–	(2,986)	18,400	(66,012)	–	–	31 Dec 2023	22 Feb 2024	£52.16	4,400,770
	16 Mar 2020	£33.58	52,838	–	–	–	–	52,838	52,838	31 Dec 2024	–	–	–
	18 Mar 2021	£55.58	49,571	–	–	–	–	49,571	49,571	31 Dec 2025	–	–	–
	23 Mar 2022	A$113.68	38,204	–	–	–	–	38,204	38,204	31 Dec 2026	–	–	–
	22 Mar 2023	A$115.45	44,488	–	–	–	–	44,488	44,488	31 Dec 2027	–	–	–
	9 May 2024	A$130.23	–	52,091	–	–	–	52,091	52,091	31 Dec 2026	–	–	–
1.Awards denominated in pounds sterling were for Rio Tinto plc ordinary shares of 10 pence each and awards denominated in Australian dollars were for Rio Tinto Limited shares. All awards are granted over ordinary shares.
2.The weighted fair value per share of Bonus Deferral Awards granted in March 2024 was £49.37 for Rio Tinto plc and A$120.39 for Rio Tinto Limited, and for Performance Share Awards
granted in May 2024 was £33.39 for Rio Tinto plc and A$78.48 for Rio Tinto Limited. The weighted fair value per share of Management Share Awards granted in September 2024 was
£45.81 for Rio Tinto plc and for Performance Share Awards granted in September 2024 was £30.18 for Rio Tinto plc . Conditional awards are awarded at no cost to the recipient and no amount remains unpaid on any shares awarded.
3.The amount in US dollars has been converted at the rate of US$1.278 = £1 and US$0.660 = A$1, being the average exchange rates for 2024.
4.For the Performance Share Awards granted on 16 March 2020 with a performance period that concluded on 31 December 2024, 12.75 per cent of the award vested.
5.The closing price at 31 December 2024 was £47.23 for Rio Tinto plc ordinary shares and was A$117.46 for Rio Tinto Limited ordinary shares. The high and low prices during 2024 of Rio
Tinto plc and Rio Tinto Limited shares were £58.99 and £45.09 and A$136.82 and A$105.11 respectively.
6.As of 4 February 2025, the above members of the Executive Committee held 1,733,610 shares awarded and not vested under long-term incentive plans. No Executive Committee member held any options.

Annual Report on Form 20-F 2024	145	riotinto.com
Directors’ report  |  Remuneration report
Table 3a – Plan interests (award of shares under all-employee share arrangements)

		myShare		UK Share Plan				Total activity in 2024
	Plan interests at 1 January 2024[1]	Value of Matching shares awarded in year[2] ('000)	Value of Matching shares vested in year[3] ('000)	Value of Matching shares awarded in year[2] ('000)	Value of Matching shares vested in year[3] ('000)	Value of Free shares awarded in year[4] ('000)	Value of Free shares vested in year[4] ('000)	Grants in year ('000)	Vesting in year ('000)	Plan interests at 31 December 2024[1]
Bold Baatar	358	2	2	2	2	5	4	9	8	365
Alf Barrios	205	5	4	0	0	0	0	5	4	227
Peter Cunningham	275	2	2	0	0	5	4	7	6	284
Sinead Kaufman	149	4	4	0	0	0	0	4	4	147
Jérôme Pécresse	0	3	0	0	0	0	0	3	0	42
Jakob Stausholm	358	2	2	2	2	5	4	9	8	370
1.All shares shown are Rio Tinto plc shares except in the case of Sinead Kaufman which are Rio Tinto Limited shares.
2.myShare and UK Share Plan Matching share awards are granted on a quarterly basis (January, April, July and October) throughout the year.
3.The vesting of a Matching share is dependent on continued employment with Rio Tinto and the retention of the associated Investment share purchased by the participant for 3 years.
4.UK Share Plan Free shares vest after 3 years.
5.UK Share Plan awards shown above and the vested Matching shares under myShare are included, where relevant, in the executive’s share interests in Table 2.
6.All currency figures are shown in USD and rounded.
7.Both Katie Jackson and Simon Trott hold no unvested awards across myShare and/or UK Share Plan and also have not received or had awards vest during 2024.
Directors’ approval statement
This Directors’ Remuneration report is delivered in accordance with a resolution of the Board, and has been signed on behalf of the Board by:
Sam Laidlaw
People & Remuneration Committee Chair
19 February 2025

Annual Report on Form 20-F 2024	146	riotinto.com
Directors’ report
Additional statutory disclosure
The Directors present their report and audited consolidated financial statements for the year ended 31 December 2024.
Scope of this report
For the purposes of UK company law and
the Australian Corporations Act 2001:
–The additional disclosures under the
heading “Shareholder information” on
pages 325-357 are hereby incorporated
by reference to, and form part of, this
Directors’ report.
–The Strategic report on pages 1-99
provides a comprehensive review of
Rio Tinto’s operations, its financial
position and its business strategies and
prospects, and is incorporated by
reference into, and forms part of, this
Directors’ report.
–Certain items that would ordinarily need
to be included in this Directors’ report
(including an indication of likely future
developments in the business of the
company and the Group) have, as
permitted, instead been discussed in the
Strategic report, while details of the
Group’s policy on addressing financial
risks and details about financial
instruments are shown in note 24 to the
consolidated financial statements.
–Taken together, the Strategic report
and this Directors’ report are intended
to provide a fair, balanced and
understandable assessment of the
development and performance of the
Group’s business during the year and its
position at the end of the year; its
strategy; likely developments; and any
material or emerging risks associated
with the Group’s business.
For the purposes of compliance with DTR
4.1.5R(2) and DTR 4.1.8R, the required
content of the “Management report” can be
found in the Strategic report or this Directors’
report, including the material incorporated by
reference.
A full report on Director and executive
remuneration and shareholdings can be
found in the Remuneration report on pages
119-145, which, for the purposes of the
Australian Corporations Act 2001, forms part
of this Directors’ report.
Dual-listed structure and
constitutional documents
The dual-listed companies (DLC) structure of
Rio Tinto plc and Rio Tinto Limited, and their
constitutional provisions and voting
arrangements – including restrictions that
may apply to the shares of either company
under specified circumstances – are
described on pages 325-326.
Operating and financial review
Rio Tinto’s principal activities during 2024
were mining minerals and metals throughout
the lifecycle from exploration, development,
mining and processing, marketing, and
repurposing and renewing our assets to
create a positive legacy.
Subsidiary and associated undertakings,
principally affecting the profits or net assets
of the Group in the year, are listed in notes
30-32 to the financial statements.
The following significant changes and events
affected the Group during 2024 and up to the
date of this report:
–In January 2024, we announced that,
under a new power purchase agreement
(PPA) with European Energy Australia,
we had agreed to buy all electricity from
the 1.1GW Upper Calliope Solar Farm to
provide renewable energy to Rio Tinto’s
Gladstone operations.
–In January 2024, we were informed by
authorities that a plane on its way to our
Diavik mine, carrying a number of our
people, crashed near Fort Smith,
Northwest Territories, Canada, resulting in
fatalities. The fatalities included 4
colleagues and 2 airline crew.
–In February 2024, we announced we had
signed Australia's largest renewable PPA
to date to supply the Gladstone
operations in Queensland, agreeing to
buy the majority of electricity from
Windlab's planned 1.4GW Bungaban
wind energy project.
–In February 2024, we announced that
Simon McKeon would step down as a
Non-Executive Director at the conclusion
of the Rio Tinto Limited annual general
meeting on 2 May 2024.
–In April 2024, we announced that Bold
Baatar was appointed to the role of Chief
Commercial Officer, with effect from 1
September 2024, to lead the Group's
commercial and business development
activities globally.
–In June 2024, we announced that we will
install carbon free aluminium smelting
technology at our Arvida smelter in
Québec, Canada, using the first
technology licence issued by the ELYSIS
joint venture. This investment will support
the ongoing development of the
breakthrough ELYSISTM technology and
allow Rio Tinto to build expertise in its
installation and operation.
–In July 2024, we announced that all
conditions have now been satisfied for
Rio Tinto's investment to develop the
Simandou high-grade iron ore deposit in
Guinea, including the completion of
necessary Guinean and Chinese
regulatory approvals. The transaction was
expected to be completed during the
week of 15 July 2024.
–In July 2024, we announced that Katie
Jackson was appointed as Chief
Executive, Copper. She joined Rio Tinto
on 1 September 2024 and is based
in London.
–In September 2024, we hosted a site visit
for the financial community to our
Aluminium and Iron & Titanium operations
in Quebec, Canada. The visit showcased
the world-class, hydro-powered
aluminium smelters in the Saguenay,
including the Shipshaw Power Station
and construction progress at the low-
carbon AP TechnologyTM AP60 smelter,
and the Iron & Titanium facility at Sorel-
Tracy, the world's largest critical minerals
and metallurgical complex.
–In October 2024, we confirmed that we
made an approach to Arcadium Lithium
regarding a potential acquisition.
–In October 2024, we announced a
definitive agreement to acquire Arcadium
Lithium plc (Arcadium) in an all-cash
transaction for US$5.85 per share. This
transaction will bring Arcadium’s world-
class, complementary lithium business
into our portfolio, establishing a global
leader in energy transition commodities.
–In November 2024, we announced that
we will be taking up our pro rata
entitlements in the entitlement offer and
the level of participation by Energy
Resources of Australia shareholders. We
will hold over 98% of ERA's shares.
–In December 2024, we announced we
signed a Term Sheet for a Joint Venture
with Sumitomo Metal Mining  to deliver
the Winu copper-gold project, located in
the Great Sandy Desert region of
Western Australia.
–In December, we announced that initial
Mineral Resources and Ore Reserves for
the Salar del Rincon lithium brine deposits
in Argentina will be developed by Rio Tinto.
Mineral Resources inclusive of Ore
Reserves comprise 1.54 Mt Lithium
Carbonate Equivalent (LCE) of Measured
Resources, 7.85 Mt LCE of Indicated
Resources and 2.29 Mt LCE of Inferred
Resources. The Ore Reserves comprise
2.07 Mt LCE of Probable Ore Reserves.
–In December 2024, we held our 2024
Investor Seminar in London, providing
updates on our strategy of investing for a
stronger, more diversified and growing
portfolio to ensure the long-term delivery of
attractive shareholder returns.

Annual Report on Form 20-F 2024	147	riotinto.com
Directors’ report  |  Additional statutory disclosure
–In December 2024 we announced that we
had approved $2.5 billion to expand the
Rincon project in Argentina, the
company's first commercial scale lithium
operation, demonstrating commitment to
building a world-class battery materials
portfolio.
–In December 2024, we announced the
appointment of Georgie Bezette as Chief
People Officer, succeeding James Martin,
who retired at the end of 2024.

For more information visit riotinto.com/invest
In 2024 and 2023, the Group did not receive
any public takeover offers from third parties
in respect of Rio Tinto plc shares or Rio Tinto
Limited shares.
Details of events that took place after the
balance sheet date are further described in
note 39 to the financial statements.
Risk identification, assessment
and management
The Group’s risk factors are listed on pages
91-98. The Group’s approach to risk
management is discussed on pages 88-90.
Financial instruments
Details of the Group’s financial risk
management objectives and policies, and
exposure to risk, are described in note 24 to
the financial statements.
Share capital
Details of the Group’s share capital as at
31 December 2024 are described in note 34
to the financial statements. Details of the
rights and obligations attached to each class
of shares are covered on page 325, under
the heading “Voting arrangements”.
Details of certain restrictions on holding
shares in Rio Tinto and certain
consequences triggered by a change of
control are described on page 326 under the
heading “Limitations on ownership of shares
and merger obligations”. There are no other
restrictions on the transfer of ordinary
Rio Tinto shares, save for:
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
–Restrictions on the transfer of certain
shares awarded under an employee
share plan in accordance with the terms
of those awards.
At the AGMs held in 2024, shareholders
authorised:
–The on-market purchase by Rio Tinto plc
or Rio Tinto Limited or its subsidiaries of
up to 125,141,768 Rio Tinto plc shares
(representing approximately 10% of
Rio Tinto plc’s issued share capital,
excluding Rio Tinto plc shares held in
Treasury at that time).
–The off-market purchase by Rio Tinto plc of
up to 125,141,768 Rio Tinto plc shares
acquired by Rio Tinto Limited or its
subsidiaries under the above authority.
–The on-market buy-back by Rio Tinto
Limited of up to 55.6 million Rio Tinto
Limited shares (representing
approximately 15% of Rio Tinto Limited’s
issued share capital at that time).
Substantial shareholders
Details of substantial shareholders are
included on page 326.
Dividends
Details of dividends paid and declared for
payment, together with the company’s
shareholder returns policy, can be found on
page 21 .
Waived dividends
The number of shares on which Rio Tinto plc
dividends are based excludes those held as
treasury shares and those held by employee
share trusts that waived the right to
dividends. Employee share trusts waived
dividends on 151,144 Rio Tinto plc ordinary
shares and 30,888 American depositary
receipts (ADRs) for the 2023 final dividend,
and on 81,491 Rio Tinto plc ordinary shares
and 34,574 ADRs for the 2024 interim
dividend. (2023: on 110,774 Rio Tinto plc
ordinary shares and 31,831 ADRs for the
2022 final dividend, and on 99,016 Rio Tinto
plc ordinary shares and 35,066 ADRs for the
2023 interim dividend; 2022: on 194,321 Rio
Tinto plc ordinary shares and 30,162 ADRs
for the 2021 final dividend and on 111,443
Rio Tinto plc ordinary shares and 35,132
ADRs for the 2022 interim dividend). In 2024,
2023 and 2022, no Rio Tinto Limited shares
were held by Rio Tinto plc.
The number of shares on which Rio Tinto
Limited dividends are based, excludes those
held by shareholders who have waived the
rights to dividends. Employee share trusts
waived dividends on 32,540 Rio Tinto
Limited ordinary shares for the 2023 final
dividend and on 35,713 shares for the 2024
interim dividend (2023: on 35,010 shares for
the 2022 final dividend and on 34,607 shares
for the 2023 interim dividend; 2022: on
36,517 shares for the 2021 final dividend and
on 31,368 shares for the 2022
interim dividend).
Purchases: Rio Tinto plc shares
Shares of 10p each and Rio Tinto plc American Depositary Receipts (ADRs)

	Total number of shares purchased[1]	Average price per share US$[2]	Total number of shares purchased to satisfy company dividend reinvestment plans	Total number of shares purchased to satisfy employee share plans	Total number of shares purchased as part of publicly announced plans or programs[3]	Maximum number of shares that may be purchased under plans or programs
2024
1 to 31 Jan	–	–	–	–	–	125,083,217[5]
1 to 28 Feb	–	–	–	–	–	125,083,217[5]
1 to 31 Mar	–	–	–	–	–	125,083,217[5]
1 to 30 Apr	512,774	67.21	459,592	53,182	–	125,141,768[6]
1 to 31 May	–	–	–	–	–	125,141,768[6]
1 to 30 Jun	–	–	–	–	–	125,141,768[6]
1 to 31 Jul	–	–	–	–	–	125,141,768[6]
1 to 31 Aug	–	–	–	–	–	125,141,768[6]
1 to 30 Sep	2,006	70.36	2,006	–	–	125,141,768[6]
1 to 31 Oct	934,735	69.66	901,717	33,018	–	125,141,768[6]
1 to 30 Nov	–	–	–	–	–	125,141,768[6]
1 to 31 Dec	137,748	58.76	–	137,748	–	125,141,768[6]
Total	1,587,263[4]	67.92	1,363,315	223,948	–	–
2025
1 to 31 Jan	–	–	–	–	–	125,141,768[6]
1 to 04 Feb	–	–	–	–	–	125,141,768[6]

Annual Report on Form 20-F 2024	148	riotinto.com
Directors’ report  |  Additional statutory disclosure
Purchases: Rio Tinto Limited shares

	Total number of shares purchased[1]	Average price per share $[2]	Total number of shares purchased to satisfy company dividend reinvestment plans	Total number of shares purchased to satisfy employee share plans[7]	Total number of shares purchased as part of publicly announced plans or programs[3]	Maximum number of shares that may be purchased under plans or programs
2024
1 to 31 Jan	–	–	–	–	–	55,600,000[8]
1 to 28 Feb	–	–	–	–	–	55,600,000[8]
1 to 31 Mar	–	–	–	–	–	55,600,000[8]
1 to 30 Apr	762,626	83.41	626,520	136,106	–	55,600,000[8]
1 to 31 May	–	–	–	–	–	55,600,000[9]
1 to 30 Jun	–	–	–	–	–	55,600,000[9]
1 to 31 Jul	–	–	–	–	–	55,600,000[9]
1 to 31 Aug	–	–	–	–	–	55,600,000[9]
1 to 30 Sep	438,316	87.00	438,316	–	–	55,600,000[9]
1 to 31 Oct	178,828	80.25	–	178,828	–	55,600,000[9]
1 to 30 Nov	–	–	–	–	–	55,600,000[9]
1 to 31 Dec	–	–	–	–	–	55,600,000[9]
Total	1,379,770	84.25	1,064,836	314,934	–	–
2025
1 to 31 Jan	582,366	73.38	–	582,366	–	55,600,000[9]
1 to 07 Feb	–	–	–	–	–	55,600,000[9]
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
4.This figure represents 0.126% of Rio Tinto plc issued share capital at 31 December 2024.
5.At the Rio Tinto plc AGM held in 2023, shareholders authorised the on-market purchase by Rio Tinto plc, and Rio Tinto Limited and its subsidiaries of up to 125,083,217 Rio Tinto plc shares.
This authorisation expired at the 2024 AGM on 4 April 2024.
6.At the Rio Tinto plc AGM held in 2024, shareholders authorised the on-market purchase by Rio Tinto plc, and Rio Tinto Limited and its subsidiaries of up to 125,141,768 Rio Tinto plc shares.
This authorisation will expire on the later of 5 July 2024 or the date of the 2024 AGM.
7.The average price of shares purchased on-market by the trustee of Rio Tinto Limited’s employee share trust during 2024 was $80.31.
8.At the Rio Tinto Limited AGM held in 2023, shareholders authorised the off-market and/or on-market buy-back of up to 55.6 million Rio Tinto Limited shares.
9.At the Rio Tinto Limited AGM held in 2024, shareholders authorised the on-market buy-back of up to 55.6 million Rio Tinto Limited shares.
Our disclosure on Board and executive management diversity in line with UK Listing Rules (UKLR 22.2.30R(2)) is set out below.
Gender reporting categories as at 31 December 2024

Gender	Number of Board members	% of Board	Number of senior positions on the board (e.g. CEO/ CFO, SID & Chair)	Number in executive management	% of executive management
Men	8	57%	4	8	67%
Women	6	43%	–	4	33%¹
Not specified/prefer not to say	–	–	–	–	–
1.On 1 January 2025, Georgie Bezette replaced James Martin as Chief People Officer. Alf Barrios stepped down as Chief Commercial Officer on 1 September 2024, when Bold Baatar succeeded him in this role. Alf Barrios continued as Chair for China, Japan and Korea and Executive Committee member until his retirement at the end of 2024. Effective 1 January 2025 the composition of the Executive Committee is 6 men (55%) and 5 women (45%).
Ethnicity reporting categories as at 31 December 2024

ONS ethnicity category	Number of Board members	% of Board	Number of senior positions on the board (e.g. CEO/ CFO, SID & Chair)	Number in executive management	% of executive management
White British or other White (including minority-white groups)	13	93%	4	7	58%
Mixed/Multiple Ethnic Groups	–	–	–	1	8%
Asian/Asian British	–	–	–	–	–
Black/African/Caribbean/Black British	–	–	–	–	–
Other Ethnic Group	1	7%	–	–	–
Not specified/prefer not to say	–	–	–	4	33%
For the Executive Committee, gender data was collected via self disclosure in the HR system;  data on ethnicity reporting categories was collected via a voluntary self identification survey. For the Board, gender and ethnicity reporting categories were collected via a voluntary self identification survey.

Annual Report on Form 20-F 2024	149	riotinto.com
Directors’ report  |  Additional statutory disclosure
AGM Disclosures
At Rio Tinto plc’s AGM on 4 April 2024,
Resolution 25 (“Authority to purchase
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
Directors and executives
The names of Directors and their periods of
appointment are listed on pages 102-103,
together with details of each Director’s
qualifications, experience and
responsibilities, and current directorships.
There are no family relationships between any
of our Directors or executives. None of our
Directors or Executive Committee members are
elected or appointed under any arrangement or
understanding with any major shareholder,
customer, supplier or otherwise.
A table of Directors’ attendance at Board and
committee meetings during 2024 is on page
110.
Directors’ experience and independence
The Chair was considered independent upon
his appointment and, in the Board’s view, he
continues to satisfy the tests for
independence under the ASX Principles and
NYSE Standards.
The Board is satisfied that all of its Non-
Executive Directors are independent in
character and judgement, and are free from
any relationships (material or otherwise) or
circumstances that could create a conflict of
interest.
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
The notice of AGM provides all material
information in Rio Tinto’s possession relevant
to decisions on election and re-election of
Directors, including a statement from the
Board that it considers all Directors continue
to perform effectively and demonstrate
appropriate levels of commitment. It also
provides reasons why each Director is
recommended for re-election, highlighting
their relevant skills and experience. Further
information on the skills and experience of
each Director is set out on pages 102-103.
Previous listed directorships
Details of each Director’s previous
directorships of other listed companies
(where relevant) held in the past 3 years are
set out below:
Martina Merz: thyssenkrupp AG (February
2019-June 2023); Siemens AG (February
2023 - February 2024)
Ben Wyatt: APM Human Services
International Limited (September 2022 -
October 2024)
Directors’ and executives’
beneficial interests
A table of Directors’ and executives’
beneficial interests in Rio Tinto shares is on
page 142.
Directors’ service contracts
The company has written agreements setting
out the terms of appointment for each
Director and senior executive. Non-Executive
Directors are appointed by letters of
appointment. Executive Directors and other
senior executives are employed through
employment service contracts. Further
information is set out on pages 136, 138 and
139 in the Remuneration report.
Secretaries
The Group Company Secretary is
accountable to the Board and advises the
Chair, and through the Chair the Board, on
all governance matters. The appointment
and removal of the Group Company
Secretary is a matter reserved for the Board.
Andy Hodges is Group Company Secretary
and Company Secretary of Rio Tinto plc. Tim
Paine is the Company Secretary of Rio Tinto
Limited. Andy’s and Tim’s qualifications and
experience are described on page 103.
Indemnities and insurance
The Articles of Association of Rio Tinto plc
and the Constitution of Rio Tinto Limited
provide for them to indemnify, to the extent
permitted by law, Directors and officers of the
companies, including officers of certain
subsidiaries, against liabilities arising from
the conduct of the Group’s business. The
Directors, Group Company Secretary and
Company Secretary of Rio Tinto Limited,
together with employees serving as Directors
of eligible subsidiaries at the Group’s
request, have also received similar direct
indemnities. Former Directors also received
indemnities for the period in which they were
Directors. These are qualifying third-party
indemnity provisions for the purposes of the
UK Companies Act 2006, in force during the
financial year ended 31 December 2024 and
up to the date of this report. During 2024,
Rio Tinto paid legal costs under the terms of
those indemnities for certain former Directors
and officers totalling $610,486.
Qualifying pension scheme indemnity
provisions as defined by section 236 of the
UK Companies Act 2006 and other
applicable legal jurisdictions were in force
during the course of the financial year ended
31 December 2024 and up to the date of this
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
Oversight of whistleblowing procedures
Our whistleblowing process is overseen by
the Board. Every member of the workforce
has access to the whistleblowing program
(myVoice); details of the program are on
page 86.
Labour and engagement policies
Labour relations
We also work together with our employees
and their unions, and we seek constructive
dialogue and fair solutions while maintaining
the competitiveness of our managed
operations. In 2024, we did not have
operations disruptions affecting production
due to industrial actions.
Employment of people with a disability
We acknowledge the systemic barriers
facing people with disabilities in attaining
meaningful employment. We further
acknowledge the efforts necessary to fully
support people with disabilities and we seek
to implement the accommodations they need
to fulfil their role, or an alternative role if
required.
Our Respect, Inclusion and Diversity Policy
sets out our expectations around the
behaviours needed for an inclusive and
diverse workplace, where we embrace
different perspectives, valuing diversity as a
strength.
Our Employment Policy outlines how we
are committed to preventing discrimination
and that we employ on the basis of job
requirements and do not discriminate on
grounds of disability or any other protected
characteristic. It also explains how we ensure
our people are trained to perform their roles.
More information can be found at
riotinto.com/policies.
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
Respect Report.
Engagement with UK employees
Our statement on engagement with UK
employees is on page 106.

Annual Report on Form 20-F 2024	150	riotinto.com
Directors’ report  |  Additional statutory disclosure
Engagement with suppliers, customers
and others in a business relationship with
the company
Our statement on engagement with
suppliers, customers and others in a
business relationship with the company is on
page 108.
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
The PAC is controlled by neither Rio Tinto nor
any of its subsidiaries, but instead by a
governing board of 5 employee members on a
voluntary basis. In 2024, contributions to
Rio Tinto America PAC by 14 employees
amounted to $14,815 and Rio Tinto America
PAC donated $10,500 in political contributions
in 2024.
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
Environmental regulations
Rio Tinto is subject to various environmental
laws and regulations in the countries where it
has operations. We measure our
performance against environmental
regulation by tracking and rating incidents
according to their actual environmental and
compliance impacts using 5 severity
categories (very low, low, moderate, high or
very high). Incidents with a consequence
rating of high or very high are of a severity
that requires notification to the relevant
product group head and the Rio Tinto Chief
Executive immediately after the incident
occurring. In 2024, there were no
environmental incidents at managed
operations with a high impact.
During 2024, 7 managed operations incurred
fines amounting to $604,845 (2023:
$986,968). Details of these fines are reported
in the Our approach to ESG section on
page 39.
Australian corporations that exceed specific
greenhouse gas (GHG) emissions or energy
use thresholds have obligations under the
Australian The National Greenhouse and
Energy Reporting Act 2007 (NGER). All
Rio Tinto entities covered under this Act have
submitted their annual NGER reports by the
required 31 October 2024 deadline.
Further information on the Group’s
environmental performance is included in the
Our approach to ESG section on pages 32-87,
and at riotinto.com/sustainabilityreporting.
Energy efficiency action
Details of the measures taken to increase
the company’s energy efficiency are reported
on pages 32-75.
Energy consumption (equity basis)1, 2, 3

Energy consumption in PJ	2024	2023[5]
From activities including the combustion of fuel and the operation of facilities	372	374
From the net purchase of electricity, heat, steam or cooling[4]	118	114
Total energy consumed	490	488
1.Rio Tinto does not report on the proportion of energy
consumption associated with the UK and offshore area
since it has no producing assets in the UK, only offices,
and consequently falls below Rio Tinto’s threshold level
of reporting.
2.Our approach and methodology used for the
determination of measuring energy consumption is
available at riotinto.com/sustainabilityreporting.
3.Data reported is equity basis, and includes total energy
less export to others.
4.Rio Tinto exports electricity and steam to others and
exports are netted from our purchases.
5.Numbers restated from those originally published to
ensure comparability over time.
Greenhouse gas (GHG) emissions
(in million tonnes CO2e)6, 7, 8

	2024	2023[5]
Scope 1[9]	23.0	23.3
Scope 2[10]	6.9	9.3
Total Scope 1 and 2 emissions	29.8	32.6
Carbon credits[11]	1.1	0.0
Total net Scope 1 and 2 emissions (with credits)[12]	28.7	32.6
Operational emissions intensity (t CO2e/t Cu-eq)(equity)[13]	6.1	6.8
Scope 2 (location based)	7.8	7.8
6.Rio Tinto’s GHG emissions for our operations (RT share:
actual equity basis) are reported in accordance with the
requirements under Part 7 of the UK Companies Act
2006 (Strategic report and Directors’ report) Regulations
2013.  This GHG data represents Scope 1 and market-
based Scope 2 data on equity basis. Our approach and
methodology used for the determination of these
emissions are available at riotinto.com/sustainability
reporting.
7.Rio Tinto’s GHG emissions inventory is based on
definitions provided by The World Resource Institute/
World Business Council for Sustainable Development
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
10.Scope 2 emissions are presented on equity share basis,
for market based reporting Scope 2 includes the use of
Energy Attribution Certificates. Our approach and
methodology used for the determination of these emissions
are available at riotinto.com/sustainabilityreporting.
11.Carbon credits used towards our 2024 net emissions
calculations include Australian Carbon Credit Units
(ACCUs) that were retired for compliance for the period 1
January to 30 June 2024 plus a projection of the number
of ACCUs we expect to retire for the period 1 July to 31
December 2024. This projection is based on our Scope 1
emissions for the period 1 July - 31 December 2024. For
details, refer to the table “Carbon credits retired towards
net emissions (equity basis)” in the Rio Tinto
Sustainability Factbook.
12.Total emissions are the sum of Scope 1 and scope 2
emissions. Total emissions include scope 1 emissions
resulting from production of electricity exported to third
parties. These emissions exclude indirect emissions
associated with transportation and use of our products
reported under Scope 3 emissions at riotinto.com/
sustainabilityreporting.
13.Historical information for copper equivalent intensity has been restated inline with the 2023 review of commodity
pricing to allow comparability over time.
Exploration, research and development
The Group carries out exploration, research
and development as described in the product
group on pages 24-31. Exploration and
evaluation costs, net of any gains and losses
on disposal, generated a net loss before tax
of $936 million (2023: $1,230 million).
Research and development costs were $398
million (2023: $245 million).
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
Rio Tinto’s management conducts extensive
review and challenge in support of the
Board’s obligations, aiming to strike a
balance between positive and negative

Annual Report on Form 20-F 2024	151	riotinto.com
Directors’ report  |  Additional statutory disclosure
statements and provide good linkages
throughout the Annual Report.
The Directors were responsible for the
preparation and approval of the Annual
Report for the year ended 31 December
2024. They consider the Annual Report,
taken as a whole, to be fair, balanced and
understandable, and that it provides the
information necessary for shareholders to
assess the Group’s position, performance,
business model and strategy.
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
The Directors consider that the 2024 Annual
Report presents a true and fair view and has
been prepared in accordance with applicable
accounting standards, using the most
appropriate accounting policies for
Rio Tinto’s business, and supported by
reasonable judgements and estimates. The
accounting policies have been consistently
applied as described on pages 154-161, and
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
Affairs; the Head of Investor Relations; and
the Chief Executive, Australia.
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
defined on page 154.
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
Management’s evaluation of the
effectiveness of the company’s internal
controls over financial reporting was based
on criteria established in the Internal Control-
Integrated Framework (2013), issued by the
Committee of Sponsoring Organizations of
the Treadway Commission. Following this
evaluation, management concluded that our
internal controls over financial reporting were
effective as at 31 December 2024.
Application of and compliance with
governance codes and standards
Our shares are listed on both the Australian
Securities Exchange (ASX) and the London
Stock Exchange (LSE), We comply with the:
London Stock Exchange – UK Corporate
Governance Code (2018 version) (the UK
Code) and the Australian Securities
Exchange – ASX Corporate Governance
Council’s Corporate Governance Principles
and Recommendations (4th edition) (the
ASX Principles).
In addition, as a foreign private issuer (FPI)
with American depositary receipts (ADRs)
listed on the New York Stock Exchange
(NYSE), we report any significant corporate
governance differences from the NYSE
listing standards (NYSE Standards) followed
by US companies.
Statement of compliance with the UK
Code and ASX Principles
Throughout 2024, and as at the date of this
report, the Group has complied with all the
Principles of the UK Code and the ASX
Principles, and all the relevant provisions.
For the purposes of ASX Listing Rule 4.10.3
and the ASX Principles, pages 100-118 and
146-152 of this report form our “Corporate
Governance Statement”. This statement is
current as at 19 February 2025, unless
otherwise indicated, and has been approved
by the Board. Further information on our
corporate governance framework and practices
is available at riotinto.com/
corporategovernance.

Annual Report on Form 20-F 2024	152	riotinto.com
Directors’ report  |  Additional statutory disclosure
Difference from NYSE Standards
We consider that our practices are broadly
consistent with the NYSE Standards, There are
the following exceptions where the literal
requirements of the NYSE Standards are not
met due to differences in corporate governance
between the US, UK and Australia:
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
Non-audit services and auditor
independence
Details of the non-audit services and a
statement of independence regarding the
provision of non-audit services undertaken
by our external auditor, including the
amounts paid for non-audit services, are set
out on page 115 of the Directors’ report.
Going concern
The Directors, having made appropriate
enquiries, have satisfied themselves that it is
appropriate to adopt the going concern basis
of accounting in preparing the financial
statements. Additionally, the Directors have
considered longer-term viability, as described
in their statement on page 90.
2025 annual general meetings
The 2025 AGMs will be held on 3 April 2025
in London, UK and 1 May 2025 in Perth,
Australia. Separate notices of the 2025
AGMs will be produced for the shareholders
of each company.
Directors’ approval statement
The Directors’ report is delivered in
accordance with a resolution of the Board.
Dominic Barton
Chair
19 February 2025

Annual Report on Form 20-F 2024	153	riotinto.com

Image: West Angelas iron ore mine, Australia.

Annual Report on Form 20-F 2024	154	riotinto.com
Financial statements
About Rio Tinto
In 1995, Rio Tinto plc, incorporated in the UK and listed on the
London and New York Stock Exchanges, and Rio Tinto Limited,
incorporated in Australia and listed on the Australian Securities
Exchange, formed a dual-listed companies structure (DLC). Under the
DLC, Rio Tinto plc and Rio Tinto Limited are viewed as a single economic enterprise, with common boards of directors, and the shareholders of both companies have a common economic interest in the DLC. International Financial Reporting Standards-compliant consolidated financial statements of the Rio Tinto Group are prepared on this basis, with the interests of shareholders of both companies presented as the equity interests of shareholders in the Rio Tinto
Group. This is in accordance with the principles and requirements of
International Financial Reporting Standards.
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
About the presentation of our consolidated
financial statements
All financial statement values are presented in US dollars (USD) and rounded to the nearest million (US$m), unless otherwise stated.
Where applicable, comparatives have been adjusted to measure or present them on the same basis as current-year figures.
Our financial statements for the year ended 31 December 2024 were authorised for issue in accordance with a Directors’ resolution on
19 February 2025.
a. The basis of preparation
The financial information included in the financial statements for the year ended 31 December 2024, and for the related comparative periods, has been prepared:
–under the historical cost convention, as modified by the
revaluation of certain financial instruments, the impact of fair value hedge accounting on the hedged items and the accounting for post-employment assets and obligations
–on a going concern basis, management has prepared detailed
cash flow forecasts for at least 12 months and has updated life-of-
mine plan models with longer-term cash flow projections, which demonstrate that we will have sufficient cash, other liquid
resources and undrawn credit facilities to enable us to meet our obligations as they fall due
–to meet international accounting standards as issued by the
International Accounting Standards Board (IASB) and interpretations issued from time to time by the IFRS Interpretations Committee (IFRS
IC), which are mandatory at 31 December 2024.
The above accounting standards and interpretations are collectively referred to as “IFRS” in this report and contain the principles we use to create our accounting policies. Where necessary, adjustments are made to the locally reported assets, liabilities, and results of subsidiaries, joint arrangements and associates to align their accounting policies with ours for consistent reporting.
b.The basis of consolidation
The financial statements consolidate the accounts of Rio Tinto plc and
Rio Tinto Limited (together “the Companies”) and their respective subsidiaries (together “the Rio Tinto Group”, “the Group”, “we”, “our”)
and include the Group’s share of joint arrangements and associates.
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
30.
A joint arrangement is an arrangement in which 2 or more parties have joint control. Joint control is the contractually agreed sharing of control such that decisions about the relevant activities of the arrangement
(those that significantly affect the companies’ returns) require the unanimous consent of the parties sharing control. We have 2 types of joint arrangements: joint operations (JOs) and joint ventures (JVs). A JO is a joint arrangement in which the parties that share joint control have rights to the assets and obligations for the liabilities relating to the arrangement. This includes situations where the parties benefit from the joint activity through a share of the output, rather than by receiving a share of the results of trading. For our JOs, we recognise: our share of assets and liabilities; revenue from the sale of our share of the output and our share of any revenue generated from the sale of the output by the JO; and its share of expenses. All such amounts are measured in accordance with the terms of the arrangement, which is usually in proportion to our interest in the JO. These amounts are recorded in our financial statements on the appropriate lines. Our principal JOs are shown in note 31. A JV is a joint arrangement in which the parties that share joint control have rights to the net assets of the arrangement. JVs are accounted for using the equity accounting method.
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
which is usually in proportion to our interest in the arrangement.
All intragroup transactions and balances are eliminated
on consolidation.

Annual Report on Form 20-F 2024	155	riotinto.com
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
When considering the potential materiality of information, management makes an initial quantitative assessment using thresholds based on estimates of profit before taxation; for the year ended 31 December 2024 the quantitative threshold was US$700 million. However, other considerations can result in a determination that lower values are material or, occasionally, that higher values are immaterial. These considerations include whether a misstatement, omission or obscuring: masks a change or trend in key performance indicators; causes reported key metrics to change from a positive to a negative value or vice versa; affects compliance with regulatory requirements or other contractual requirements; could result in an increase to management’s compensation; or might conceal an unlawful transaction.
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
Summarised below are the key judgements that we have taken in the application of the Group’s accounting policies for 2024 and how they compare to the prior year. Taking a different judgement over these matters could lead to a material impact on the 2024 financial statements.
More detail on the judgement can be found in the respective notes.

Key judgements	2024	2023	Context
Indicators of impairment and impairment reversals (note 4)	✓	✓
Various cash-generating units of the Group that have been impaired or tested for impairment in previous years, are at higher risk of impairment charge or reversal in the future due to carrying value and recoverable amounts being similar.  Whilst we monitor all assets for impairment, these assets are monitored more closely for indicators of further impairment or impairment
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
meet these obligations, associated costs and their likely timing and, crucially, determining when that estimate is sufficiently reliable to make or adjust a closure provision.

Annual Report on Form 20-F 2024	156	riotinto.com
Financial statements
e.Key sources of estimation uncertainty
We define key sources of estimation uncertainty as accounting estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year. We summarise below the most significant items and the rationale for their identification. Relevant sensitivities are included within the indicated financial statement notes.

Key accounting estimates	2024	2023	Context
Estimation of the close- down, restoration and environmental cost obligations (note 14)	✓	✓
Close-down, restoration and environmental obligations are based on cash flow projections derived from studies that incorporate planned rehabilitation activities, cost estimates and discounting for the time value. Closure studies are performed to a rolling schedule with increased frequency and engineering accuracy for sites approaching end of life. Information from these studies can result in a material change to the associated provisions. During the year, the most significant closure provision updates related to a number of sites across the Pilbara. The provisions are based on reforecast cash flows, these are subject to further study which could result in material adjustment in the near term.

Estimation of obligations for post-employment costs (note 28)	✓	✓
The value of the Group’s obligations for post-employment benefits is dependent on the amount of benefits that are expected to be paid out, discounted to the balance sheet date. There is significant estimation uncertainty pertaining to the most significant assumptions used in accounting for pension plans, namely the discount rate, the long-term inflation rate and mortality rates.

Renewable power purchase agreements accounted for as derivatives (note 24)	✓	0
A discounted cash flow methodology is used to determine the fair value of the derivative.
Key inputs into the valuation model include forward electricity price curves, which are used to forecast future floating cash flows, estimated electricity generation and credit-adjusted discount rates. Long-term forward electricity prices are a source of a significant estimation uncertainty as they are not readily available and may be impacted by renewable market developments, which are presently unknown.

f.Currency

Other relevant judgements - identification of functional currency
We present our financial statements in USD, as that presentation currency most reliably reflects the global business performance of the
Group as a whole.
The functional currency for each subsidiary, unincorporated arrangement, joint operation and equity accounted unit is the currency of the primary economic environment in which it operates. For businesses that reside in developed economies, the functional currency is generally the currency of the country in which it operates because of the dominance of locally incurred costs. If the business resides in an emerging economy, the USD is generally identified to be the functional currency as a higher proportion of costs, particularly imported goods and services, are agreed and paid in USD, in common with other international investors. Determination of functional currency involves judgement, and other companies may make different judgements based on similar facts.
The determination of functional currency affects the measurement of non-current assets included in the balance sheet and, as a consequence, the depreciation and amortisation of those assets included in the income statement. It also impacts exchange gains and losses included in the income statement and in equity. We also apply judgement in determining whether settlement of certain intragroup loans is neither planned nor likely in the foreseeable future and, therefore, whether the associated exchange gains and losses can be taken to equity. During 2024, A$15,717 million (2023:
A$15,102 million) of intragroup loans continued to meet these criteria; associated exchange gains and losses are taken to equity.

On consolidation, income statement items for each entity are translated from the functional currency into USD at the full-year average rate of exchange, except for material one-off transactions, which are translated at the rate prevailing on the transaction date. Balance sheet items are translated into USD at period-end exchange rates.
Exchange differences arising on the translation of the net assets of entities with functional currencies other than USD are recognised directly in the currency translation reserve. These translation differences are shown in the statement of comprehensive income, with the exception of the translation adjustment relating to Rio Tinto Limited’s share capital, which is shown in the statement of changes in equity.
Where an intragroup balance is, in substance, part of the Group’s net investment in an entity, exchange gains and losses on that balance are taken to the currency translation reserve.
Except as noted above, or where exchange differences are deferred as part of a cash flow hedge, all other differences are charged or credited to the income statement in the year in which they arise.
The principal exchange rates used in the preparation of the financial statements were:

	Full-year average			Year-end
One unit of local currency buys the following number of USD	2024	2023	2022	2024	2023	2022
Pound sterling	1.28	1.24	1.24	1.25	1.28	1.21
Australian dollar	0.66	0.66	0.69	0.62	0.69	0.68
Canadian dollar	0.73	0.74	0.77	0.70	0.76	0.74
Euro	1.08	1.08	1.05	1.04	1.11	1.07
South African rand	0.055	0.054	0.061	0.053	0.054	0.059

Annual Report on Form 20-F 2024	157	riotinto.com
Financial statements
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
–available geological data
–expected future commodity prices and demand
–exchange rates
–production costs
–transport costs
–close-down and restoration costs
–recovery rates
–discount rates
–renewal of mining licences
With regard to our future commodity price assumptions, to calculate our Ore Reserves and Mineral Resources for our filing on the
Australian Securities Exchange and London Stock Exchange, we use
prices generated by our Strategy and Economics team. For this Form
20-F, we use consensus price or historical pricing and comply with subpart 1300 of Regulation S-K (SK-1300), instead of with the JORC
Code.
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
–depreciation and amortisation rates
–carrying values of intangible assets and property, plant and equipment
–deferred stripping costs
–provisions for close-down and restoration costs
–recovery of deferred tax assets.
h.Impact of climate change on the Group
The impacts of climate change and the execution of our climate change strategy on our financial statements are discussed below.
Strategy and approach to climate change
In 2021, we put the low-carbon transition at the heart of our business strategy, setting a clear pathway to deliver long-term value as well as ambitious targets to decarbonise our business.
Our target to reduce our net Scope 1 and 2 emissions by 15% by
2025, 50% by 2030 and to reach net zero emissions by 2050, all relative to our 2018 equity baseline, remains unchanged.  We have now reduced gross operational emissions by 14% below our 2018 levels; and have a pipeline of projects and committed investments that support our 2030 target. Our gross emissions reductions are expected to be at least 40% by 2030, and the use of carbon credits towards our target will be limited to 10% of our 2018 baseline. While there is no universal standard for determining the alignment of targets with the Paris Agreement goals, we concluded that our Scope 1 and 2 target for 2030 was aligned with efforts to limit warming to 1.5°C when we set it in 2021. To reduce our decarbonisation footprint we focus on renewable electricity, transitioning from diesel and our processing emissions. Nature-based solutions (NbS) and carbon credits
complement our decarbonisation activities. To accelerate these activities, in 2023 we established the Rio Tinto Energy and Climate
Team led by our Chief Decarbonisation Officer. To deliver our decarbonisation target, we estimate that we will require around
US$5 billion to US$6 billion in capital investment between 2022 to
2030, unchanged from the prior year. This includes voluntary carbon credits and investment in NbS projects but excludes the cost of carbon credits bought for compliance purposes.
Our approach to addressing Scope 3 emissions is to engage with our customers on climate change and work with them to develop and scale up the technologies to decarbonise steel and aluminium production.
Our forecast growth capital expenditure captures new growth
opportunities with a focus on materials that are expected to see strong demand growth from the low-carbon transition. This includes our investments in Simandou, Matalco, Rincon, Oyu Tolgoi and the recent agreement to acquire Arcadium Lithium plc. Our budget for central greenfield exploration mainly focuses on copper with a growing battery materials program.
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
options on the pathway to net zero. Projects are also assessed against our approach to a just transition, with consideration of the impact on employees, local communities, and industry.

Annual Report on Form 20-F 2024	158	riotinto.com
Financial statements
Scenarios
We use scenarios to identify and assess climate-related risks and opportunities that may affect our business in the medium to long term.
We do not undertake climate modelling ourselves, rather we
determine the approximate temperature outcomes in 2100 by
comparing the emissions pathways to 2050 in each of our scenarios with the Shared Socio-Economic Pathways set out in the
Intergovernmental Panel on Climate Change Sixth Assessment
Report. We also consider the carbon budgets associated with
different temperature outcomes. Our scenario approach is reviewed every year as part of our Group strategy engagement with the Board.
This year, we updated the scenario framework used to assess the resilience of our business under different transition-related scenarios.
Our Conviction scenario is now our central case.  In the prior year, our central case comprised the Competitive Leadership and Fragmented
Leadership scenarios. The Conviction scenario underlies strategic planning and portfolio investment decisions across the Group, is used in commodity price forecasts, valuation models, reserves and resources determination, and in determining estimates for assets and liabilities in our financial statements. In the prior year, our central case comprised the Competitive Leadership and Fragmented Leadership
scenarios. In this scenario, countries will decarbonise at a moderate pace, real gross domestic product (GDP) grows at 2.5% between
2023-2050, but energy intensity of GDP reduces approximately 2.7%
per year due to sectoral shifts and greater efficiency. In Conviction, climate policies become more ambitious and effective over time resulting in a temperature rise of 2.1°C in 2100.
Resilience scenario, which limits temperature rises to around 2.5°C by 2100, is a sensitivity analysis that is designed to test our annual plan and investment proposals. Weaker governance, declining global trade, and lower economic growth lead to less effective climate action.
Real GDP growth only averages 1.6% between 2023 and 2050.
Neither of the Conviction or Resilience scenarios above are
consistent with the expectation of climate policies required to accelerate the global transition to meet the stretch goal of the Paris
Agreement. Despite global agreements on climate change reached in
Glasgow and Dubai, emissions today continue to rise, making the 1.5°C goal of the Paris Agreement unlikely to be achieved. As our operational emissions targets are in line with 1.5°C, so too are our decarbonisation investment decisions. In 2022, we developed a Paris-aligned scenario, referred to as the Aspirational Leadership scenario. The Aspirational
Leadership scenario reflects a world of high growth, significant social change and accelerated climate action. The Aspirational Leadership scenario is a commodity sales price and carbon cost sensitivity, with all other inputs remaining equal to our central case. It is built by design to reach net zero emissions globally by 2050 and helps us better understand the pathways to meet the Paris Agreement goal, and what this could mean for our business. We do not use the
Aspirational Leadership scenario in our broader strategic or investment decision-making.
Importantly, none of the above scenarios are considered a definitive representation for our assessment of the future impact of climate change on the Group. To assess transition risk, we use market analysis for our short-term outlook, and our Conviction and Resilience scenarios for our medium- to long-term assessment. For physical risks, we use an intermediate and high emissions scenario. Scenario modelling has inherent limitations and, by its nature, allows a range of possible outcomes to be considered where it is impossible to predict which outcome is likely.
In addition, as our macroeconomic modelling involves a range of variables, isolating and measuring the impact of specific climate risks and opportunities is challenging. We do not publish the commodity price forecasts associated with these scenarios, as to do so would weaken our position in commercial negotiations and might give rise to concerns from other market participants.
Low-carbon transition risks and opportunities, financial
resilience of our portfolio
The low-carbon transition is at the heart of our strategy. This mitigates risks associated with stricter carbon regulations and changing consumer preferences and positions us to capitalise on the growing demand for transition materials. With higher GDP growth and a faster low-carbon transition, our economic performance is stronger in
Conviction than in Resilience. Higher carbon penalties and the potential impact on demand for mid and lower grade iron ore result in weaker economic performance in Aspirational Leadership than in
Conviction. Overall, the economic performance of our portfolio would be stronger in scenarios with higher GDP growth and proactive climate action, and is resilient under scenarios aligned with 1.5°C,
2.1°C and 2.5°C outcomes.
We carefully monitor and manage transition risks linked to our operational Scope 1 and 2 emissions and value-chain Scope 3
emissions. In particular, we expect the decarbonisation of our assets to benefit from the implementation of new technologies. The pace of technological development is uncertain, which could delay or increase the cost of our decarbonisation efforts.
Physical risk impacts
In 2022, we launched the Physical Resilience Program across the
Group, starting with the asset-level resilience assessment in the
Pilbara and Saguenay-Lac-St-Jean. We continue to make progress in a Group-wide, top-down assessment to further understand the risks and opportunities associated with physical climate change and to quantify any financial impacts, in addition to the site-specific, bottom-
up assessments, which will continue in the foreseeable future.  Asset-
level resilience assessments conducted to date as part of a broader multi-year program, as well as our ongoing review processes, including impairment assessments, have not identified any material accounting impacts to date. For example, no write-offs were
necessary in the Pilbara, where certain infrastructure assets, such as transmission lines, that have reached the end of their natural lives are being replaced with climate-resilient infrastructure.  In 2024, we continued to make progress on the climate-resilience assessment process for our tailings storage facilities, enhanced our water risk management, and operationalised analytics that provide real-time natural-hazard monitoring for 50% of our supply chain.
In addition, we do not foresee the renewal of our contractual water rights in Canada that have been classified as indefinite-lived intangible assets to be at risk from climate change (note 12). Further, closure planning considers future climate change projections at each step of the process to support safe and appropriate final landform design.

Annual Report on Form 20-F 2024	159	riotinto.com
Financial statements
NbS and carbon credits
While prioritising emissions reductions at our operations, we are also investing in high-integrity NbS in the regions where we operate that can bring benefits to people, nature and climate. We will voluntarily retire associated carbon credits to complement the decarbonisation investment, but will limit the use of voluntary and compliance offsets towards our 2030 climate target to up to 10% of our 2018 baseline emissions. We source carbon credits in three ways: we develop new projects, invest in and scale up existing projects, and source high-
quality carbon credits through spot carbon credit purchases and long-
term offtake agreements. This will complement our abatement project portfolio and support our compliance with carbon pricing regulation such as the Safeguard Mechanism in Australia. In 2024, we finalised offtake agreements for high-quality human-induced regeneration
(HIR), as well as with savanna fire management project developers, and progressed feasibility studies on other projects.
In 2024, we purchased US$50 million (2023: US$61 million) of carbon credits. They have been acquired for our own use and are accounted for as intangible assets (note 12).
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
Progressing our strategy to grow in materials needed for the low-carbon transition
As part of our strategy to grow in materials essential for the energy transition, we approved “notice to proceed” for the Simandou high-
grade iron ore project in Guinea and the Rincon lithium project in
Argentina (note 12). We have also continued to invest in our copper portfolio. These projects follow our existing accounting policies on undeveloped properties and cost capitalisation. In 2024 we also announced a definitive agreement to acquire Arcadium Lithium plc
(note 5).
In 2023, we entered into an agreement with Giampaolo Group to form the Matalco joint venture, equity accounted, to meet a growing demand for recycled aluminium  solutions, and invested in a copper project known as Nuevo Cobre, accounted for as an investment in a partially owned subsidiary (note 5).
Decarbonising our portfolio
As part of our decarbonisation programs, we invested US$283 million
(2023: US$191 million) comprising capital projects, investments and carbon credits referred to above, capitalised on balance sheet. Our operating expenditure on Scope 1, 2 and 3 energy efficient initiatives and research and development (R&D) costs, inclusive of our equity share of R&D related to ELYSISTM, was US$306 million (2023:
US$234 million), recognised in the income statement (note 7). Our capital commitments at the end of 2024 relating to decarbonisation totalled US$114 million (2023: US$123 million) and included the
Amrun renewable PPA classifed as a lease not yet commenced (note
37).
We invested US$89 million (2023: US$36 million) in entities
specialising in decarbonisation and related technology, accounted for as financial assets, such as the Silva Carbon Origination Fund, a developer of high integrity Australian Carbon Credit Units (ACCUs) and
I-Pulse, a developer of decarbonisation applications. In 2023, this included an investment in Australian Integrated Carbon (AIC), a leading developer of high-quality carbon credits, which is an equity accounted unit.
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
Large-scale renewable power purchase agreements (PPAs) require judgement to determine the appropriate accounting treatment and may result in a lease, a derivative or an executory contract depending on contractual terms (refer to note 21 for further information on significant judgements in lease assessment). The renewable solar and wind PPAs at Richards Bay Minerals (RBM) are accounted for on an accrual basis as energy is produced, while the renewable offtake arrangements at QIT Madagascar Minerals (QMM) and Amrun are
leases.
As part of the program to develop renewable energy solutions for our
Queensland aluminium assets, we entered into 2 long-term
renewable 2.2GW PPAs: the Upper Calliope solar farm and the
Bungaban wind farm, at the end of 2023 and in 2024 respectively, to buy renewable electricity and associated green products to be generated in the future. In 2024, our New Zealand Aluminium
Smelters signed long-term PPAs with electricity generators for a total of 572MW of hydro electricity. We also signed the Monte Cristo Wind
PPA in the US, which will account for about 20% of Kennecott Scope
2 emissions abatement. These contracts are recorded as level 3 financial derivatives, with net unrealised losses of US$111 million recognised in the current year (2023: US$nil) (note 24 (iv)). These derivatives require complex measurement over the contract’s term, with inputs such as unobservable long-term energy prices being key sources of estimation of uncertainty (note e).
No adjustments to useful lives of the existing fleet have been identified to date as a result of planned mining fleet electrification in the Pilbara.
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
carbon abatement projects and technology advancements follows existing accounting policies on cost capitalisation, research and development costs.

Annual Report on Form 20-F 2024	160	riotinto.com
Financial statements
Impairment - sensitivities to climate change
In our impairment review process we consider the risks associated with climate change.
The Gladstone alumina refineries are responsible for more than half of our Scope 1 carbon dioxide emissions in Australia and therefore have been a key focus as we evaluate options to decarbonise our assets. In 2023, we recorded an impairment of Queensland Alumina
Limited (QAL) refinery with the recoverable amount largely dependent upon the double digestion project, which was at the pre-feasibility study stage of project evaluation. This major capital project improves the energy efficiency of the alumina production process and
significantly reduces carbon emissions. In 2024, continued studies for this project have indicated an increased capital cost compared with our previous assumption and therefore we recognised further
impairment and provided a sensitivity to the cost of carbon credits
(note 4). Following the impairment in 2022, we continue to evaluate lower emission power solutions for the Boyne smelter that could extend its life to at least 2040. In such circumstances, the net present value of the forecast future cash flows could support the reversal of past impairments.
As noted above, we anticipate increased demand for copper in the low-carbon transition. Whilst we have tested Rio Tinto Kennecott cash-generating unit for impairment utilising our Conviction price assumptions, that are not aligned with the goals of the Paris
Agreement, we have also provided a sensitivity using our Paris-
aligned Aspirational Leadership scenario (note 4).
Under the Aspirational Leadership scenario, which is not used in the preparation of these financial statements, nor for budgeting purposes, the economic performance of copper and aluminium is expected to be stronger under supply and demand forward-pricing curves, which we believe will be consistent with the Paris Agreement. It is possible therefore, under certain conditions, that historical impairments associated with these assets could reverse.
In the Aspirational Leadership scenario, the prices for lower-grade iron ore are supported in the medium term by an assumed underlying increase in GDP-driven demand. However, in the longer term, we assume the pricing for lower-grade iron ore to be weaker than in our
Conviction scenario and will depend on the development of low-
carbon steel technology, the pace of which is uncertain, but is expected to be offset by higher prices for higher-grade iron ore. As was the case in the prior year, this is very unlikely to give rise to impairment triggers in the short- to medium-term, due to the high returns on capital employed in the Pilbara and the slow deployment of low-carbon steel technology.
Use of Paris-aligned accounting
Forecast commodity prices, including carbon prices, incorporated into our Conviction scenario are used to inform critical accounting estimates included as inputs to impairment testing, estimation of remaining economic life for units of production depreciation and discounting closure and rehabilitation provisions. These prices represent our best estimate of actual market outcomes based on the range of future economic conditions regarding matters largely outside our control, as required by IFRS. As the Conviction scenario does not represent the Group’s view of the goals of the Paris Agreement, our commodity price assumptions used in accounting estimates are not consistent with the expectation of climate policies required to accelerate the global transition to meet the goals of the Paris
Agreement. As described above, we use our Aspirational Leadership scenario to help us better understand the pathways to meet the Paris
Agreement goal, and what this could mean for our business.
Closure dates and cost of closure are also sensitive to climate assumptions, including precipitation rates, but no material changes have been identified in the year specific to climate change that would require a material revision to the provisions in 2024. For those commodities with higher forward price curves under the Aspirational
Leadership scenario, it may be economical to mine lower mineral grades, which could result in the conversion of additional Mineral
Resources to Ore Reserves and therefore longer dated closure.
We completed the divestments of our coal businesses in 2018 and no longer mine coal, but retained a contingent royalty income from these divestments. Recent favourable coal prices exceeded contractual benchmark levels and resulted in the cash royalty receipt of
US$45 million during 2024 (2023: US$38 million). We also carry royalty receivables of US$252 million on our balance sheet at
31 December 2024 (2023: US$214 million), measured at fair value
(note 24). The fair value of this balance may be adversely impacted in the future by a faster pace of transition to a low-carbon economy, but this impact is not expected to be material.
Overall, based on the Aspirational Leadership scenario pricing outcomes, and with all other assumptions remaining consistent with those applied to our 2024 financial statements, we do not currently envisage a material adverse impact of the 1.5°C Paris-aligned sensitivity on asset carrying values, remaining useful life, or closure and rehabilitation provisions for the Group. It is possible that other factors may arise in the future, which are not known today, that may impact this assessment.
Additional commentary on the impact of climate change on our business is included in the following notes:

Annual Report on Form 20-F 2024	161	riotinto.com
Financial statements
i.New standards issued and effective in the current
year
Our financial statements have been prepared on the basis of accounting policies consistent with those applied in the financial statements for the year ended 31 December 2023, except for the accounting requirements set out below, effective as at 1 January 2024.
Classification of liabilities as current or non-current liabilities with covenants (Amendments to IAS 1 “Presentation of Financial
Statements”)
We adopted the Amendments to IAS 1 which specify the
requirements for classifying liabilities as either current or non-current. The amendments clarify that a right to defer the settlement must exist at the end of the reporting period and that classification is unaffected by the likelihood that an entity will exercise its deferral right. In addition, a requirement has been introduced whereby an entity must disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within
12 months. The amendments do not have a material impact on the
Group.
Refer to note 20 for additional disclosures made in relation to
Amendments to IAS 1.
Lease liability in a sale and leaseback (Amendments to IFRS 16
“Leases”)
We adopted the Amendments to IFRS 16 which specify the
requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction. The amendments do not have an impact on the Group.
Supplier finance arrangements (Amendments to IAS 7
“Statement of Cash Flows” and IFRS 7 “Financial Instruments:
Disclosures”)
We adopted the Amendments to IAS 7 and IFRS 7 which clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The amendments
respond to the investors’ need for more information about supplier finance arrangements to be able to assess how these arrangements affect an entity’s liabilities, cash flows and liquidity risk. As a result of the adoption of the amendments, we provided new disclosures for liabilities under supplier finance arrangements as well as the associated cash flows in note 18 and note 24 (i). These amendments did not have a material impact on the amounts recognised in prior and the current period.
The Organisation for Economic Co-operation and Development’s
(OECD) Pillar Two Rules
For the year ended 31 December 2023, we adopted the amendments to IAS 12, issued in May 2023, which provide a temporary mandatory exception from the requirement to recognise and disclose information on deferred tax assets and liabilities related to enacted or substantively enacted law that implements Pillar Two income taxes.
Pillar Two was substantively enacted in the United Kingdom on 20
June 2023, with application from 1 January 2024. Exposure to additional taxation under Pillar Two is immaterial to the Group (note
10).

Annual Report on Form 20-F 2024	162	riotinto.com
Financial statements  |  Consolidated primary statements
Consolidated income statement
Years ended 31 December

	Note	2024 US$m	2023 US$m	2022 US$m
Consolidated operations
Consolidated sales revenue	1, 6	53,658	54,041	55,554
Net operating costs (excluding items disclosed separately)	7	(37,745)	(37,052)	(34,770)
Net impairment (charges)/reversals	4	(538)	(936)	150
Gains/(losses) on consolidation and disposal of interests in businesses	5	1,214	–	(105)
Exploration and evaluation expenditure (net of profit from disposal of interests in undeveloped projects)	8	(936)	(1,230)	(896)
Operating profit		15,653	14,823	19,933
Share of profit after tax of equity accounted units		838	675	777
Impairment of investments in equity accounted units	4	–	–	(202)
Profit before finance items and taxation		16,491	15,498	20,508
Finance items
Net exchange gains/(losses) on external net debt and intragroup balances		322	(251)	253
Losses on derivatives not qualifying for hedge accounting		(92)	(54)	(424)
Finance income	9	514	536	179
Finance costs	9	(763)	(967)	(335)
Amortisation of discount on provisions	14, 36	(857)	(977)	(1,519)
		(876)	(1,713)	(1,846)
Profit before taxation		15,615	13,785	18,662
Taxation	10	(4,041)	(3,832)	(5,614)
Profit after tax for the period		11,574	9,953	13,048
– attributable to owners of Rio Tinto (net earnings)		11,552	10,058	12,392
– attributable to non-controlling interests		22	(105)	656

Basic earnings per share	2	711.7c	620.3c	765.0c
Diluted earnings per share	2	707.2c	616.5c	760.4c
The notes on pages 154 to 161 and pages 167 to 229 are an integral part of these consolidated financial statements.

Annual Report on Form 20-F 2024	163	riotinto.com
Financial statements  |  Consolidated primary statements
Consolidated statement of comprehensive income
Years ended 31 December

	Note	2024 US$m	2023 US$m	2022 US$m
Profit after tax for the year		11,574	9,953	13,048

Other comprehensive (loss)/income
Items that will not be reclassified to the income statement:
Remeasurement gains/(losses) on pension and post-retirement healthcare plans	28	83	(461)	578
Changes in the fair value of equity investments held at fair value through other comprehensive income (FVOCI)		–	(24)	–
Tax relating to these components of other comprehensive income	10	(22)	152	(123)
Share of other comprehensive income/(loss) of equity accounted units, net of tax		4	(3)	5
		65	(336)	460

Items that have been/may be subsequently reclassified to the income statement:
Currency translation adjustment(a)		(3,391)	644	(2,399)
Currency translation on operations disposed of, transferred to the income statement		(27)	–	105
Fair value movements:
– Cash flow hedge gains/(losses)		13	30	(167)
– Cash flow hedge losses/(gains) transferred to the income statement		17	(39)	106
Net change in costs of hedging reserve	35	4	5	4
Tax relating to these components of other comprehensive loss	10	(10)	1	21
Share of other comprehensive (loss)/income of equity accounted units, net of tax		(45)	14	(27)
		(3,439)	655	(2,357)
Total other comprehensive (loss)/income for the year, net of tax		(3,374)	319	(1,897)
Total comprehensive income for the year		8,200	10,272	11,151
– attributable to owners of Rio Tinto		8,375	10,335	10,649
– attributable to non-controlling interests		(175)	(63)	502
(a)Excludes a currency translation charge of US$317 million (2023: gain of US$47 million; 2022: charge of US$240 million) arising on Rio Tinto Limited’s share capital for the year ended
31 December 2024, which is recognised in the consolidated statement of changes in equity. Refer to the consolidated statement of changes in equity on page 166.
The notes on pages 154 to 161 and pages 167 to 229 are an integral part of these consolidated financial statements.

Annual Report on Form 20-F 2024	164	riotinto.com
Financial statements  |  Consolidated primary statements
Consolidated cash flow statement
Years ended 31 December

	Note	2024 US$m	2023 US$m	2022 US$m
Cash flows from consolidated operations(a)		19,859	20,251	23,158
Dividends from equity accounted units		1,067	610	879
Cash flows from operations		20,926	20,861	24,037
Net interest paid		(685)	(612)	(573)
Dividends paid to holders of non-controlling interests in subsidiaries		(477)	(462)	(421)
Tax paid		(4,165)	(4,627)	(6,909)
Net cash generated from operating activities		15,599	15,160	16,134
Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets(b)	1	(9,621)	(7,086)	(6,750)
Sales of property, plant and equipment and intangible assets		30	9	–
Acquisitions of subsidiaries, joint ventures and associates(b)	5	(346)	(834)	(850)
Disposals of subsidiaries, joint ventures, joint operations and associates	5	427	–	80
Purchases of financial assets		(113)	(39)	(55)
Sales of financial assets(c)		677	1,220	892
Net funding of equity accounted units(b)		(784)	(144)	(75)
Other investing cash flows		136	(88)	51
Net cash used in investing activities		(9,594)	(6,962)	(6,707)
Cash flows before financing activities		6,005	8,198	9,427
Cash flows from financing activities
Equity dividends paid to owners of Rio Tinto	3	(7,025)	(6,470)	(11,727)
Proceeds from additional borrowings, net of issue costs	19, 20	261	1,833	321
Repayment of borrowings and associated derivatives	19, 20	(860)	(310)	(790)
Lease principal payments	19	(455)	(426)	(374)
Proceeds from issue of equity to non-controlling interests(b)		1,574	127	86
Purchase of non-controlling interest	5, 36	(591)	(33)	(2,961)
Other financing cash flows		2	2	(28)
Net cash used in financing activities		(7,094)	(5,277)	(15,473)
Effects of exchange rates on cash and cash equivalents		(99)	(23)	15
Net (decrease)/increase in cash and cash equivalents		(1,188)	2,898	(6,031)
Opening cash and cash equivalents less overdrafts		9,672	6,774	12,805
Closing cash and cash equivalents less overdrafts	22	8,484	9,672	6,774

Notes to the consolidated cash flow statement
(a) Cash flows from consolidated operations	Note	2024 US$m	2023 US$m	2022 US$m
Profit after tax for the year		11,574	9,953	13,048
Adjustments for:
– Taxation		4,041	3,832	5,614
– Finance items		876	1,713	1,846
– Share of profit after tax of equity accounted units		(838)	(675)	(777)
– (Gains)/losses on consolidation and disposal of interests in businesses	5	(1,214)	–	105
– Impairment charges of investments in equity accounted units after tax	4	–	–	202
– Net impairment charges/(reversals)	4	538	936	(150)
– Depreciation and amortisation		5,918	5,334	5,010
– Provisions (including exchange differences on provisions)		398	1,470	1,006
Utilisation of other provisions	36	(94)	(104)	(176)
Utilisation of provisions for close-down and restoration	14	(1,142)	(777)	(609)
Utilisation of provisions for post-retirement benefits and other employment costs	26	(133)	(277)	(254)
Change in inventories		205	(422)	(1,185)
Change in receivables and other assets		(202)	(418)	20
Change in trade and other payables		54	(86)	700
Other items(d)		(122)	(228)	(1,242)
		19,859	20,251	23,158
(b)In 2024, our net cash outflow in relation to the Simandou iron ore project was US$1.3 billion. This includes cash outflows of US$1,831 million for purchase of property, plant and equipment,
US$313 million as acquisition of associates for WCS Rail and Port, and US$652 million as net funding of equity accounted units for the subsequent funding of that shared infrastructure. We received related cash inflows of US$1,505 million from Chalco Iron Ore Holdings Ltd (CIOH) for cash calls by SimFerJersey Limited, of which US$411 million relates to CIOH’s share of expenditure incurred up until the end of December 2023 to progress critical works.
(c)In 2024, we received net proceeds of US$675 million (2023: US$1,157 million and 2022: US$352 million) from our sales and purchases of investments within a separately managed portfolio of fixed income instruments. Refer to note 19 for details. Purchases and sales of these securities are reported on a net cash flow basis within “Sales of financial assets” or “Purchases of financial assets” depending on the overall net position at each reporting date.
(d)In 2024, Other items includes the recognition of realised losses of US$88 million on currency forwards not designated as hedges (2023: realised losses US$57 million, 2022: realised losses
US$459 million). In 2022, other items also included the deduction of the US$432 million relating to the gain recognised on sale of the Cortez royalty shown in “Sale of financial assets”.
The notes on pages 154 to 161 and pages 167 to 229 are an integral part of these consolidated financial statements.

Annual Report on Form 20-F 2024	165	riotinto.com
Financial statements  |  Consolidated primary statements
Consolidated balance sheet
At 31 December

	Note	2024 US$m	2023 US$m
Non-current assets
Goodwill	11	727	797
Intangible assets	12	2,804	4,389
Property, plant and equipment	13	68,573	66,468
Investments in equity accounted units		4,837	4,407
Inventories	16	222	214
Deferred tax assets	15	4,016	3,624
Receivables and other assets	17	1,397	1,659
Other financial assets	23	1,090	481
		83,666	82,039
Current assets
Inventories	16	5,860	6,659
Receivables and other assets	17	4,241	3,945
Tax recoverable		105	115
Other financial assets	23	419	1,118
Cash and cash equivalents	22	8,495	9,673
		19,120	21,510
Total assets		102,786	103,549

Current liabilities
Borrowings	20	(180)	(824)
Leases	21	(354)	(345)
Other financial liabilities	23	(112)	(273)
Trade and other payables	18	(8,178)	(8,238)
Tax payable		(585)	(542)
Close-down, restoration and environmental provisions	14	(1,183)	(1,523)
Provisions for post-retirement benefits and other employment costs	26	(359)	(361)
Other provisions	36	(792)	(637)
		(11,743)	(12,743)
Non-current liabilities
Borrowings	20	(12,262)	(12,177)
Leases	21	(1,059)	(1,006)
Other financial liabilities	23	(591)	(513)
Trade and other payables	18	(543)	(596)
Tax payable		(28)	(31)
Deferred tax liabilities	15	(2,635)	(2,584)
Close-down, restoration and environmental provisions	14	(14,548)	(15,627)
Provisions for post-retirement benefits and other employment costs	26	(1,097)	(1,197)
Other provisions	36	(315)	(734)
		(33,078)	(34,465)
Total liabilities		(44,821)	(47,208)
Net assets		57,965	56,341

Capital and reserves
Share capital
– Rio Tinto plc	34	207	207
– Rio Tinto Limited	34	3,060	3,377
Share premium account		4,326	4,324
Other reserves	35	5,114	8,328
Retained earnings	35	42,539	38,350
Equity attributable to owners of Rio Tinto		55,246	54,586
Attributable to non-controlling interests		2,719	1,755
Total equity		57,965	56,341
The notes on pages 154 to 161 and pages 167 to 229 are an integral part of these consolidated financial statements.
The financial statements on pages 154 to 229 were approved by the Directors on 19 February 2025 and signed on their behalf by

Dominic Barton Chair	Jakob Stausholm Chief Executive	Peter Cunningham Chief Financial Officer

Annual Report on Form 20-F 2024	166	riotinto.com
Financial statements  |  Consolidated primary statements
Consolidated statement of changes in equity
Years ended 31 December

Year ended 31 December 2024	Attributable to owners of Rio Tinto
	Share capital (note 34) US$m	Share premium account US$m	Other reserves (note 35) US$m	Retained earnings (note 35) US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	3,584	4,324	8,328	38,350	54,586	1,755	56,341
Total comprehensive income for the year(a)	–	–	(3,242)	11,617	8,375	(175)	8,200
Currency translation arising on Rio Tinto Limited’s share capital	(317)	–	–	–	(317)	–	(317)
Dividends (note 3)	–	–	–	(7,025)	(7,025)	(528)	(7,553)
Newly consolidated operation (note 5)	–	–	–	–	–	5	5
Own shares purchased from Rio Tinto shareholders to satisfy share awards to employees(b)	–	–	(44)	(13)	(57)	–	(57)
Change in equity interest held by Rio Tinto	–	–	–	(468)	(468)	88	(380)
Treasury shares reissued and other movements	–	2	–	–	2	–	2
Equity issued to holders of non-controlling interests	–	–	–	–	–	1,574	1,574
Employee share awards charged to the income statement	–	–	72	78	150	–	150
Closing balance	3,267	4,326	5,114	42,539	55,246	2,719	57,965

Year ended 31 December 2023	Attributable to owners of Rio Tinto
	Share capital (note 34) US$m	Share premium account US$m	Other reserves (note 35) US$m	Retained earnings (note 35) US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	3,537	4,322	7,755	35,020	50,634	2,107	52,741
Total comprehensive income for the year(a)	—	–	585	9,750	10,335	(63)	10,272
Currency translation arising on Rio Tinto Limited’s share capital	47	–	–	–	47	–	47
Dividends (note 3)	–	–	–	(6,466)	(6,466)	(462)	(6,928)
Newly consolidated operation (note 5)	–	–	—	—	—	33	33
Own shares purchased from Rio Tinto shareholders to satisfy share awards to employees(b)	–	–	(78)	(17)	(95)	–	(95)
Change in equity interest held by Rio Tinto	–	–	–	(13)	(13)	13	–
Treasury shares reissued and other movements	–	2	–	–	2	–	2
Equity issued to holders of non-controlling interests	–	–	–	—	—	127	127
Employee share awards charged to the income statement	–	–	66	76	142	–	142
Closing balance	3,584	4,324	8,328	38,350	54,586	1,755	56,341

Year ended 31 December 2022	Attributable to owners of Rio Tinto
	Share capital (note 34) US$m	Share premium account US$m	Other reserves (note 35) US$m	Retained earnings (note 35) US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	3,777	4,320	9,976	33,857	51,930	5,166	57,096
Total comprehensive income for the year(a)	–	–	(2,193)	12,842	10,649	502	11,151
Currency translation arising on Rio Tinto Limited's share capital	(240)	–	–	–	(240)	–	(240)
Dividends (note 3)	–	–	–	(11,716)	(11,716)	(421)	(12,137)
Own shares purchased from Rio Tinto shareholders to satisfy share awards to employees(b)	–	–	(84)	(16)	(100)	–	(100)
Change in equity interest held by Rio Tinto	–	–	–	701	701	(3,907)	(3,206)
Treasury shares reissued and other movements	–	2	–	–	2	–	2
Equity issued to holders of non-controlling interests	–	–	–	(711)	(711)	797	86
Employee share awards charged to the income statement	–	–	56	63	119	—	119
Transfers and other movements	–	–	—	—	—	(30)	(30)
Closing balance	3,537	4,322	7,755	35,020	50,634	2,107	52,741
(a)Refer to the consolidated statement of comprehensive income for further details. Adjustments to other reserves include currency translation attributable to owners of Rio Tinto, other than that arising on Rio Tinto Limited’s share capital.
(b)Net of contributions received from employees for share awards.
The notes on pages 154 to 161 and pages 167 to 229 are an integral part of these consolidated financial statements.

Annual Report on Form 20-F 2024	167	riotinto.com
Financial statements
Notes to the consolidated financial statements
Our financial performance
We use a number of measures, including segmental revenue, underlying EBITDA, and capital expenditure to provide us with a greater understanding of our operations’ underlying business performance, including revenue generation, productivity and cost management, on a comparable basis between reporting years.
1 Financial performance by segment
Our management structure is based on product groups (PG) together with global support functions whose leaders make up the Executive
Committee. The Executive Committee members each report directly to our Chief Executive who is the chief operating decision maker (CODM)
and is responsible for allocating resources and assessing performance of the operating segments. The CODM’s primary measure of profit is underlying EBITDA (as defined on page 168).
Our reportable segments are as follows.

Reportable segment	Principal activities
Iron Ore	Iron ore mining and salt and gypsum production in Western Australia.
Aluminium	Bauxite mining; alumina refining; aluminium smelting and recycling.
Copper	Mining and refining of copper, gold, silver, molybdenum, other by-products and exploration activities.
Minerals
Includes mining and processing of borates, titanium dioxide feedstock and iron concentrate and pellets from the Iron Ore
Company of Canada. Also includes diamond mining, sorting and marketing and development projects for battery materials, such as lithium.

Management responsibility during the build phase of the Simandou iron ore project falls under the Chief Technical Officer, Mark Davies. Whilst this is classified as “Other operations”,and sits below reportable segments, we have shown this separately due to the significance of funding and spend during the year following notice to proceed. Accountability for Rio Tinto Guinea, our in-country external affairs office remains with Bold
Baatar, and has therefore moved from the Copper product group to “Other operations” following his change in role to Chief Commercial Officer.
Accordingly, prior period amounts have been adjusted for comparability even though there is no material impact as a result of the change.

	Segmental revenue US$m			Underlying EBITDA US$m			Capital expenditure(a) US$m
	2024	2023	2022	2024	2023 Adjusted	2022 Adjusted	2024	2023	2022
Iron Ore	29,339	32,249	30,906	16,249	19,974	18,612	3,012	2,588	2,940
Aluminium	13,650	12,285	14,109	3,673	2,282	3,672	1,694	1,331	1,377
Copper	9,275	6,678	6,699	3,437	1,960	2,566	2,055	1,976	1,622
Minerals	5,531	5,934	6,754	1,080	1,414	2,419	798	746	679
Reportable segments total	57,795	57,146	58,468	24,439	25,630	27,269	7,559	6,641	6,618
Simandou iron ore project	—	—	—	(22)	(539)	(189)	1,832	266	—
Other operations	120	142	192	43	(95)	(17)	66	57	53
Inter-segment transactions	(209)	(231)	(256)	9	8	24
Share of equity accounted units(b)	(4,048)	(3,016)	(2,850)
Central pension costs, share-based payments, insurance and derivatives				153	168	377
Restructuring, project and one-off costs				(254)	(190)	(173)
Central costs				(816)	(990)	(766)
Central exploration and evaluation expenditures				(238)	(100)	(253)
Proceeds from disposal of property, plant and equipment							30	9	–
Other items							134	113	79
Consolidated sales revenue	53,658	54,041	55,554
Purchases of property, plant and equipment and intangible assets							9,621	7,086	6,750
Underlying EBITDA(c)				23,314	23,892	26,272
(a)Capital expenditure for reportable segments includes the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100% of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of joint operations.
(b)Consolidated sales revenue includes subsidiary sales of US$213 million (2023: US$20 million; 2022: US$50 million) to equity accounted units which are not included in segmental revenue.
Segmental revenue includes the Group’s proportionate share of product sales by equity accounted units (after adjusting for sales to subsidiaries) of US$4,261 million (2023:
US$3,036 million; 2022: US$2,900 million) which are not included in consolidated sales revenue.
(c)Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in 2024 was US$935 million (note 8), compared with US$855 million in 2023
(excluding Simandou). Approximately 25% of the spend was by central exploration, 23% by Minerals (with the majority focusing on lithium), 36% by Copper, 14% by Iron Ore and 2% by Aluminium.
In 2024, all qualifying expenditure relating to Simandou is being capitalised. Qualifying expenditure on the Rincon lithium project has been capitalised since 1 July 2024.

Annual Report on Form 20-F 2024	168	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
1 Financial performance by segment continued
Segmental revenue
Segmental revenue includes consolidated sales revenue plus the equivalent sales revenue of equity accounted units (EAUs) in proportion to our equity interest (after adjusting for sales to/from subsidiaries).
Segmental revenue measures revenue on a basis that is comparable to our underlying EBITDA metric.
Other segmental reporting
For further information relating to Revenue by destination and product and Non-operating assets by geography, refer to note 6 on page 178 and
Our operating assets section on page 182, respectively.
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
–all depreciation and amortisation in subsidiaries and the corresponding share of profit in EAUs
–all taxation and finance items in subsidiaries and the corresponding share of profit in EAUs
–unrealised (gains)/losses on embedded derivatives not qualifying for hedge accounting (including foreign exchange)
–net (gains)/losses on consolidation or disposal of interests in businesses
–impairment charges net of reversals including corresponding amounts in share of profit in EAUs
–the underlying EBITDA of discontinued operations
–adjustments to closure provisions where the adjustment is associated with an impairment charge and for legacy sites where the disturbance or environmental contamination relates to the pre-acquisition period.
In addition, there is a final judgemental category which includes, where applicable, other credits and charges that, individually or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance. In
2023, this included all re-estimates of the closure provisions for fully impaired sites identified in the second half of the year due to the materiality of the adjustment in aggregate. In 2022, this category included the gain recognised by Kitimat relating to LNG Canada's project and the gain recognised upon sale of the Cortez royalty. There were no similar items in 2024.

	2024 US$m	2023 US$m	2022 US$m
Profit after tax for the year	11,574	9,953	13,048
Taxation	4,041	3,832	5,614
Profit before taxation	15,615	13,785	18,662
Depreciation and amortisation in subsidiaries, excluding capitalised depreciation(a)	5,744	4,976	4,871
Depreciation and amortisation in equity accounted units	559	484	470
Finance items in subsidiaries	876	1,713	1,846
Taxation and finance items in equity accounted units	1,002	741	640
Unrealised losses/(gains) on embedded commodity and currency derivatives not qualifying for hedge accounting (including foreign exchange)	73	(15)	(6)
(Gains)/losses on consolidation and disposal of interests in businesses(b)	(1,214)	–	105
Impairment charges net of reversals (note 4)	573	936	52
Gain recognised by Kitimat relating to LNG Canada’s project(c)	–	–	(116)
Change in closure estimates (non-operating and fully impaired sites)(d)	86	1,272	180
Gain on sale of the Cortez royalty(e)	–	–	(432)
Underlying EBITDA	23,314	23,892	26,272
(a)Depreciation and amortisation in subsidiaries for the year ended 31 December 2024 is net of capitalised depreciation of US$174 million (2023: US$358 million; 2022: US$139 million).
(b)Gains on consolidation of businesses include the revaluation of our previously held interest in the NZAS joint operation as we acquired the remaining shares during the year and this became a subsidiary. Disposals include the sale of Wyoming Uranium and Lake MacLeod, as described in note 5.
(c)During 2022, LNG Canada elected to terminate their option to purchase additional land and facilities for expansion of their operations at Kitimat, Canada. The resulting gain was excluded from underlying EBITDA consistent with prior years as it was part of a series of transactions that together were material.
(d)In 2024, the charge to the income statement relates to the change in estimates of underlying closure cash flows, net of impact of a change in discount rate, expressed in real-terms, from
2.0% to 2.5% as applied to provisions for close-down, restoration and environmental liabilities at legacy sites where the environmental damage preceded ownership by Rio Tinto. In 2023, the charge includes US$873 million related to the closure provision update announced by ERA on 12 December 2023, together with the update included in their half year results for the period ended 30 June 2023, published in August 2023. This update was considered material and therefore it was aggregated with other closure study updates (see note 14) which were similar in nature and have been excluded from underlying EBITDA. The other closure study updates were at legacy sites managed by our central closure team as well as an update at
Yarwun alumina refinery which was expensed due to the impairment earlier in the year. In 2022, the charge related to re-estimates of underlying closure cash flows for legacy sites where the environmental damage preceded ownership by Rio Tinto.
(e)On 2 August 2022, we completed the sale of a gross production royalty which was retained following the disposal of the Cortez Complex in 2008. The gain recognised on sale of the royalty was excluded from underlying EBITDA on the grounds of individual magnitude.

Annual Report on Form 20-F 2024	169	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
2 Earnings per ordinary share
Basic earnings per share

	2024	2023	2022
Net earnings attributable to owners of Rio Tinto (US$ million)	11,552	10,058	12,392
Weighted average number of shares (millions)(a)	1,623.1	1,621.4	1,619.8
Basic earnings per ordinary share (cents)	711.7	620.3	765.0
Diluted earnings per share
For the purposes of calculating diluted earnings per share, the effect of dilutive securities of 10.3 million shares in 2024 (2023: 10.1 million;
2022: 9.8 million) is added to the weighted average number of shares described in footnote (a) below. This effect is calculated under the treasury stock method, in accordance with IAS 33 “Earnings per Share”. Our only potential dilutive ordinary shares are share awards for which terms and conditions are described in note 27.

	2024	2023	2022
Net earnings attributable to owners of Rio Tinto (US$ million)	11,552	10,058	12,392
Weighted average number of shares (millions)(a)	1,633.4	1,631.5	1,629.6
Diluted earnings per share attributable to ordinary shareholders of Rio Tinto (cents)	707.2	616.5	760.4
(a)The weighted average number of shares is calculated as the average number of Rio Tinto plc shares outstanding not held as treasury shares of 1,252.1 million (2023: 1,250.5 million; 2022:
1,248.9 million) plus the average number of Rio Tinto Limited shares outstanding of 371.0 million (2023: 370.9 million; 2022: 370.9 million) over the relevant period. There were no cross holdings of shares between Rio Tinto Limited and Rio Tinto plc at 31 December 2024 (2023: nil; 2022: nil).
3 Dividends
Our Directors have announced a final dividend of 225.0 cents per share on 19 February 2025. This is expected to result in payments of
US$3,652 million. The dividend will be paid on 17 April 2025 to Rio Tinto plc and Rio Tinto Limited shareholders on the register at the close of business on 7 March 2025. Dividends per share announced for the year ended 31 December are as follows.

	2024 US cents	2023 US cents	2022 US cents
Ordinary dividends per share: announced with the results for the year(a)	225.0	258.0	225.0
(a)As announced on 26 July 2024, following changes to Rio Tinto Limited’s constitution approved by shareholders in 2024, we now declare and announce Rio Tinto plc and Rio Tinto Limited dividends in USD, our reporting currency. Historically, we have declared and announced these dividends in GBP and AUD, respectively. Dividends declared and announced in GBP and AUD for prior years can be found in note 3 to the Financial Statements in our 2023 Annual Report.
Total dividends per share paid in the year

	2024 US cents	2023 US cents	2022 US cents
Previous year final - paid during the year	258.0	225.0	417.0
Previous year special - paid during the year	–	–	62.0
Interim - paid during the year	177.0	177.0	267.0
Total paid during the year	435.0	402.0	746.0
The franking credits available to the Group as at 31 December 2024, after allowing for Australian tax payable in respect of the current and prior reporting period’s profit, are estimated to be US$9,177 million (2023: US$8,734 million; 2022: US$7,246 million).
The proposed Rio Tinto Limited dividend will be fully franked based on a tax rate of 30%, and reduce the franking account balance by US$358 million.
Reconciliation of dividend declared to dividend paid

	2024 US$m	2023 US$m	2022 US$m
Rio Tinto plc previous year final dividend payable	3,185	2,875	5,024
Rio Tinto plc previous year special dividend payable	–	–	747
Rio Tinto plc interim dividend payable	2,238	2,147	3,162
Rio Tinto Limited previous year final dividend payable	936	815	1,597
Rio Tinto Limited previous year special dividend payable	–	–	237
Rio Tinto Limited interim dividend payable	666	629	949
Dividends payable during the year	7,025	6,466	11,716
Net movement of unclaimed dividends in the year	–	4	11
Dividends paid during the year(a)	7,025	6,470	11,727
(a)Until April 2024. we economically hedged the dividend cash flows from the announcement date to the payment date in order to reduce our foreign exchange exposure on these cash flows.
Following our policy change to declare dividends in US dollars, the period of currency exposure has shortened to the period from the date of final reinvestment and alternative currency elections and the payment. The realised impact of these hedges was shown within “Other items” in the Cash flows from consolidated operations and is not included in the above.

Annual Report on Form 20-F 2024	170	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
4 Impairment charges net of reversals
Recognition and measurement
Impairment charges and reversals are assessed at the level of cash-generating units (CGUs) which, in accordance with IAS 36 “Impairment of
Assets”, are identified as the smallest identifiable asset or group of assets that generate cash inflows, which are largely independent of the cash inflows from other assets. Separate CGUs are identified where an active market exists for intermediate products, even if the majority of those products are further processed internally. In some cases, individual business units consist of several operations with independent cash-
generating streams which constitute separate CGUs.
Goodwill acquired through business combinations is allocated to the CGU or groups of CGUs that are expected to benefit from the related business combination, and tested for impairment at the lowest level within the Group at which goodwill is monitored for internal management purposes. All CGUs containing goodwill (note 11), indefinite-lived intangible assets and intangible assets that are not ready for use (note 12) are tested annually for impairment as at 30 September, regardless of whether there has been an impairment trigger, or more frequently if events or changes in circumstances indicate a potential impairment charge.

Other relevant judgements - determination of CGUs
Judgement is applied to identify the Group’s CGUs, particularly when assets belong to integrated operations, and changes in CGUs could impact impairment charges and reversals. The most relevant judgement for grouping continues to relate to the grouping of Rio Tinto Iron and
Titanium Quebec Operations and QIT Madagascar Minerals (QMM) as a single CGU on the basis that they are vertically integrated operations and there is no active market for QMM’s ilmenite.
The most relevant judgement for disaggregation continues to relate to our bauxite and alumina refining operations in Australia whereby we treat the Weipa bauxite mine as a separate CGU from the downstream assets at Gladstone. Currently, Weipa sells the majority of its bauxite to third-party customers, whereas the alumina refineries are supplied with all of their bauxite internally.

Property, plant and equipment, including right-of-use assets and intangible assets with finite lives, are reviewed for impairment annually or more frequently if there is an indication that the carrying amount may not be recoverable. This review starts with an appraisal of the perimeter of cash-
generating units to consider changes in the business or strategic direction. Following this, an assessment of internal and external indicators is performed. Internal sources of information considered include assessment of the financial performance of the CGU and changes in mine plans.
External sources of information include changes in forecast commodity prices, costs and other market factors.
Non-current assets (excluding goodwill) that have suffered impairment are reviewed using the same basis for valuation as explained below whenever events or changes in circumstances indicate that the impairment loss may no longer exist, or may have decreased. If appropriate, an impairment reversal will be recognised. The carrying amount of the CGU after reversal must be the lower of (a) the recoverable amount, as calculated above, and (b) the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the CGU in prior periods.

Key judgement - indicators of impairment and impairment reversals
Our mining operations require large upfront investment with long periods of construction and management of geotechnical stability risks from large-scale excavation of open pits or underground tunnelling. During operation and towards the end of mine life, the economic performance of assets is subject to greater influence by short term market dynamics, which can impact the economic feasibility of operations and life extension options. Together these represent our most significant sources of uncertainty relating to the identification of indicators of impairment and impairment reversal.
The underground expansion of our Oyu Tolgoi copper and gold mine in Mongolia is closely monitored for indicators of impairment and impairment reversal, as it was previously impaired, meaning that carrying value and fair value were equal at that date. The ramp up of the underground operations is progressing inline with our expectations, which means we have not identified an impairment trigger, however there remain several years of construction, the complexity of which means we have not identified a trigger for impairment reversal. The Rio Tinto
Kennecott copper mine faced worsening geotechnical conditions in 2024, requiring a revised mine plan for 2025/26.  This increased uncertainty was identified as an impairment indicator for Rio Tinto Kennecott and an impairment test was performed.
The Gladstone alumina refineries are responsible for more than half of our Scope 1 carbon dioxide emissions in Australia and have therefore been a key focus as we evaluate options to decarbonise our assets. In 2023, an impairment indicator at these assets resulted in the full write-down of the carrying value of Yarwun and a partial write-down of our assets at Queensland Alumina Limited (QAL). Continued studies during 2024 in relation to the double digestion project to improve the energy efficiency and reduce the carbon emissions at QAL has indicated a greater overall cost compared with our prior year assumption and therefore we have identified this as an impairment indicator and performed an impairment test.

Where indication of impairment or impairment reversal exists, an impairment review is undertaken. The recoverable amount is assessed by reference to the higher of value in use (being the net present value of expected future cash flows of the relevant CGU in its current condition)
and fair value less costs of disposal (FVLCD). When the recoverable amount of the CGU is measured by reference to FVLCD, this amount is further classified in accordance with the fair value hierarchy for observable market data that is consistent with the unit of account for the CGU being tested. The Group considers that the best evidence of FVLCD is the value obtained from an active market or binding sale agreement and, in this case, the recoverable amount is classified in the fair value hierarchy as level 1. When FVLCD is based on quoted prices for equity instruments but adjusted to reflect factors such as a lack of liquidity in the market, the recoverable amount is classified as level 2 in the fair value hierarchy. No CGUs are currently assessed for impairment by reference to a recoverable amount based on FVLCD classified as level 1 or level 2.

Annual Report on Form 20-F 2024	171	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
4 Impairment charges net of reversals continued
Where unobservable inputs are material to the measurement of the recoverable amount, FVLCD is based on the best information available to reflect the amount the Group could receive for the CGU in an orderly transaction between market participants at the measurement date. This is often estimated using discounted cash flow techniques and is classified as level 3 in the fair value hierarchy.
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
As noted above, cost levels incorporated in the cash flow forecasts for FVLCD purposes are based on the current life-of-mine plan or long-term production plan for the CGU. This differs from value in use which requires future cash flows to be estimated for the asset in its current condition and therefore does not include future cash flows associated with improving or enhancing an asset’s performance. Anticipated enhancements to assets may be included in FVLCD calculations and, therefore, generally result in a higher value.
Where the recoverable amount of a CGU is dependent on the life of its associated orebody, expected future cash flows reflect the current life-of-
mine and long-term production plans; these are based on detailed research, analysis and iterative modelling to optimise the level of return from investment, output and sequence of extraction. The mine plan takes account of all relevant characteristics of the orebody, including waste-to-ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting process recoveries, and capacities of processing equipment that can be used. The life-of-mine plan and long-term production plans are, therefore, the basis for forecasting production output and production costs in each future year.
Forecast cash flows for Ore Reserve estimation for JORC purposes are generally based on Rio Tinto’s commodity price forecasts, which assume short-term market prices will revert to the Group’s assessment of the long-term price, generally over a period of 3 to 5 years. For most commodities, these forecast commodity prices are derived from a combination of analyses of the marginal costs of the producers and the incentive price of these commodities. These assessments often differ from current price levels and are updated periodically. The Group does not believe that published medium- and long-term forward prices necessarily provide a good indication of future levels because they tend to be strongly influenced by spot prices. The price forecasts used for Ore Reserve estimation are generally consistent with those used for impairment testing unless management deems that in certain economic environments a market participant would not assume Rio Tinto’s view on prices, in which case in preparing FVLCD impairment calculations management estimates the assumptions that a market participant would be expected to use.
Forecast future cash flows of a CGU take into account the sales prices under existing sales contracts.
The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market participant would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Group’s weighted average cost of capital is generally used as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate. For final feasibility studies and Ore Reserve estimation, internal hurdle rates, which are generally higher than the Group’s weighted average cost of capital, are used. For developments funded with project finance, the debt component of the weighted average cost of capital may be calculated by reference to the specific interest rate of the project finance and anticipated leverage of the project.
For operations with a functional currency other than the US dollar, the impairment review is undertaken in the relevant functional currency. In estimating FVLCD, internal forecasts of exchange rates take into account spot exchange rates, historical data and external forecasts, and are kept constant in real terms after 5 years. The great majority of the Group’s sales are based on prices denominated in US dollars. To the extent that the currencies of countries in which the Group produces commodities strengthen against the US dollar without an increase in commodity prices, cash flows and, therefore, net present values, are reduced. Management considers that, over the long term, there is a tendency for movements in commodity prices to compensate to some extent for movements in the value of the US dollar, particularly against the Australian dollar and Canadian dollar, and vice versa. However, such compensating changes are not synchronised and do not fully offset each other. In estimating value in use, the present value of future cash flows in foreign currencies is translated at the spot exchange rate on the testing date.
Generally, discounted cash flow models are used to determine the recoverable amount of CGUs. In this case, significant judgement is required to determine the appropriate estimates and assumptions used, and there is significant estimation uncertainty. In particular, for fair value less costs of disposal valuations, judgement is required to determine the estimates a market participant would use. The discounted cash flow models are most sensitive to the following estimates: the timing of project expansions; the cost to complete assets under construction; long-term commodity prices; production timing and recovery rates; exchange rates; operating costs; reserve and resource estimates; closure costs;
discount rates; allocation of long-term contract revenues between CGUs; and, in some instances, the renewal of mining licences. Some of these variables are unique to an individual CGU. Future changes in these variables may differ from management’s expectations and may materially alter the recoverable amounts of the CGUs.

Annual Report on Form 20-F 2024	172	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
4 Impairment charges net of reversals continued

		2024				2023	2022
	Note	Pre-tax amount US$m	Taxation US$m	Non- controlling interest US$m	Net amount US$m	Pre-tax amount US$m	Pre-tax amount US$m
Aluminium - Alumina refineries		(461)	(42)	–	(503)	(1,175)	–
Aluminium - Tiwai Point		41	37	–	78	–	–
Aluminium - MRN		(23)	–	–	(23)	–	–
Aluminium – Pacific Aluminium		–	–	–	–	–	(202)
Minerals - Diavik		(118)	32	–	(86)	–	–
Other operations - Simandou		–	–	–	–	239	–
Other operations - Roughrider		–	–	–	–	–	150
Total impairment charges net of reversals		(561)	27	–	(534)	(936)	(52)

Allocated as:
Intangible assets	12	–				231	150
Property, plant and equipment	13	(538)				(1,167)	–
Investment in equity accounted units (EAUs)		–				–	(202)
Share of profit after tax in EAUs		(23)				–	–
Total impairment charges net of reversals		(561)				(936)	(52)

Comprising:
Net impairment (charges)/reversals of consolidated balances					(538)	(936)	150
Impairment (charges) related to EAUs (pre-tax)					(35)	–	(202)
Total impairment charges net of reversals					(573)	(936)	(52)
Taxation (including related to EAUs)					39	499	–
Non-controlling interests					–	(215)	–
Total impairment charges net of reversals in the income statement					(534)	(652)	(52)
2024
Copper - Rio Tinto Kennecott, United States
For the past 3 years we have been managing a zone of pit wall geotechnical instability, principally through removal of material from the top of the pit to de-weight the mine surface area known as “Revere”. Through the spring of 2024 as snow melted, accelerating movement in the high wall was observed along 2 major fault lines. This movement has limited our ability to access the higher-grade primary ore on the south wall. During the 3rd quarter of 2024, further studies on the geotechnical risks have been completed, indicating the need to change our mine plan to stabilise pit wall movement and mitigate the risk of a significant geotechnical failure, this is expected to restrict ore deliveries from the primary ore face in
2025 and 2026. This new information represents a material deviation from the current mine plan and has therefore been identified as an impairment indicator.
The recoverable amount for the CGU uses the fair value less cost of disposal methodology with real-terms post-tax cash flows discounted over the expected life of mine at 6.3%. This includes preliminary estimates from a revised mine plan as future options for the open pit and underground are reviewed, including growth options that remain subject to study and approval. The period of cash flows for end-of-mine closure is significant relative to the period assumed for operations and therefore a post-tax real-terms discount rate of 2.5% has been used in the recoverable amount determination for the cash outflows for the rehabilitation of the mine. No impairment charge has been recorded as the overall net present value of cash flows based on our Conviction price series indicated that the recoverable amount exceeded the US$2.2 billion carrying value of CGU by US$0.5 billion. This outcome is finely balanced as it represents less than 10% of the gross asset carrying value. To illustrate the sensitivity of the recoverable amount to copper prices, with all other inputs unchanged, a reduction to the copper price of 3% across all years would result in the recoverable amount of the CGU and the carrying value being equal.

Impact of climate change on our business - demand for copper
As described in note 1, we anticipate increased demand for copper in the low carbon transition will result in higher copper prices. While we have tested the Rio Tinto Kennecott CGU for impairment using our Conviction price assumptions, this is not aligned with the goals of the
Paris Agreement. Therefore we also provide a sensitivity using our Paris-aligned Aspirational Leadership scenario. We do not believe this is representative of fair value less cost of disposal and it is provided for illustrative purposes only.
The weighted average selling price for copper under our Aspirational leadership scenario over the life of mine for the Rio Tinto Kennecott
CGU is 10 per cent greater than our Conviction prices. Utilising the copper and carbon tax prices from our Aspirational Leadership scenario with all other assumptions remaining unchanged indicates an additional US$1.0 billion of net present value from post-tax cash flows. This assumes no changes to mined ore, or changes to risk weightings for future mine expansions, which in a stronger pricing environment could improve the economic business case.

Annual Report on Form 20-F 2024	173	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
4 Impairment charges net of reversals continued
Aluminium - Alumina refineries, Australia
The Gladstone alumina refineries are responsible for more than half of our Scope 1 carbon dioxide emissions in Australia and therefore have been a key focus as we evaluate options to decarbonise our assets. In 2023 we recorded an impairment of Queensland Alumina Limited (QAL)
refinery with the recoverable amount largely dependent upon the double digestion project, which was at the pre-feasibility study stage of project evaluation. This major capital project improves the energy efficiency of the alumina production process and significantly reduces carbon emissions. Continued studies for this project have indicated an increased capital cost compared with our previous assumption and therefore we have performed a further test for impairment.
Using a fair value less cost of disposal methodology and discounting real-terms post-tax cash flows at 6.6%, we recognised a pre-tax impairment charge of US$461 million (post-tax US$503 million). This charge was all allocated against property, plant and equipment leaving them with a residual carrying value of US$151 million. The post-tax impairment charge also includes a consequential adjustment to deferred tax asset recognition within the same tax group.

Impact of climate change on our business - Queensland alumina refinery
We are committed to the decarbonisation of our assets to reduce Scope 1 and 2 emissions by 50% by 2030 and to net zero emissions by
2050 relative to our 2018 equity baseline. We anticipate that further carbon action may be necessary to align with the goals of the Paris
Agreement to limit temperature increases to 1.5[o]C. To illustrate the sensitivity of the impairment outcome to the cost of carbon credits, we have modelled a 10% increase in carbon costs with no change to any other cash flows or assumptions. This sensitivity indicated that a full impairment of QAL would occur under this scenario.

Aluminium - Tiwai Point, New Zealand
On 30 May 2024, we signed 20-year power arrangements with electricity generators Meridian Energy, Contact Energy and Mercury NZ to set
pricing for an aggregate of 572MW of electricity to meet the smelter's electricity needs. These new arrangements were identified as an impairment reversal trigger as they give us confidence that the smelter would continue operations competitively beyond the existing supply arrangement, which ran to December 2024.
An impairment reversal is limited by the amount of depreciation that would have been charged had the previous impairments not occurred. In this case, as the previous depreciation period was until December 2024, the impairment reversal was limited to US$41 million.
Aluminium - Porto Trombetas (MRN), Brazil
In preparing the local accounts for the year to 31 December 2023, after the publication of the Rio Tinto 2023 Annual Report, the directors of
Mineração Rio do Norte S.A. (MRN) recorded a local impairment charge triggered by cost increases, unfavourable exchange rates and declining sales prices. The Rio Tinto share of that impairment is US$35 million pre-tax and US$23 million post-tax, and is included within the current period share of profit after tax of equity accounted units.
Rio Tinto’s share of bauxite produced by MRN is vertically integrated into our Quebec Smelter CGU included in North America Aluminium operations. We reviewed the carrying value of the investment in equity accounted unit as part of this CGU and did not identify indicators of impairment.
Minerals - Diavik, Canada
During the year an impairment trigger was identified at the Diavik diamond mine due to lower than forecasted diamond prices and short remaining life of mine. Using a value in use methodology and discounting real-terms post-tax cash flows at 6.6%, we recognised a pre-tax impairment charge of US$118 million (post-tax US$86 million). This represents a full impairment of property, plant and equipment in the CGU.
2023
Aluminium - Alumina refineries, Australia
In March 2023, the Australian Parliament legislated to introduce a requirement for large heavy industrial carbon emitters to purchase carbon credits based on their Scope 1 emissions with a reducing baseline for these emissions. The challenging market conditions facing these assets, together with our improved understanding of the capital requirements for decarbonisation and the legislated cost escalation for carbon emissions, were identified as impairment triggers during the 6 months ended 30 June 2023.
Using a fair value less cost of disposal methodology and discounting real-terms post-tax cash flows at 6.6%, we recognised a pre-tax impairment charge of US$1,175 million (post-tax US$828 million). This represented a full impairment of the property, plant and equipment at the
Yarwun alumina refinery (US$948 million) and an impairment of US$227 million for the property, plant and equipment of QAL. These impairments reflected market participant assumptions and the difficult trading conditions for these assets which were operating below our planned output during the first half of 2023.

Annual Report on Form 20-F 2024	174	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
4 Impairment charges net of reversals continued
Other operations - Simandou, Guinea
The Simandou project in Guinea was fully impaired in 2015 as uncertainty over infrastructure ownership and funding had resulted in further spend on exploration and evaluation being neither budgeted nor planned. In the second half of 2023, we concluded key agreements with the
Republic of Guinea and Winning Consortium Simandou (WCS) on the trans-Guinean infrastructure for the Simandou project and progressed agreements with our joint venture partners that will enable the development of the Simandou iron ore mine. We therefore concluded that although development agreements remain subject to regulatory approvals, the key uncertainties that gave rise to the 2015 impairment had reversed and consequently an impairment reversal trigger was identified at 1 October 2023.
Revisions to the Investment Framework and changes to the proposed infrastructure arrangements since 2015 meant that historical costs associated with these items were superseded and therefore the attributable asset cost and accumulated impairment associated with these items was permanently derecognised. Previously capitalised exploration and evaluation costs associated with the mine and retained items of property, plant and equipment that continue to be relevant to the Simandou project development were assessed for impairment reversal. The recoverable amount of the CGU measured on a fair value less cost of disposal basis, was significantly greater than the historical cost of the remaining impaired assets and therefore supported a full reversal of their previously recorded impairment charge. The pre-tax impairment reversal of
US$239 million was allocated as US$231 million to intangible assets (exploration and evaluation) and US$8 million to property, plant and equipment. A deferred tax asset of US$152 million was recorded to account for the difference between the asset values included in the Group accounts and the carrying value of in-country depreciable assets. Under our Aspirational Leadership pricing scenario, increases in carbon pricing are expected to drive demand for the higher-grade iron ore at Simandou which would indicate a higher recoverable value. As the previous impairment was fully reversed, this Paris-aligned sensitivity would not result in a different impairment reversal.
All spend on the Simandou project between the impairment in 2015 and 30 September 2023 was expensed as incurred. With effect from
1 October 2023, qualifying spend has been capitalised.
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
Aluminium - Pacific Aluminium, Australia and New Zealand
The operating and economic performance of the Boyne Smelter in Queensland, Australia was below our expectations in 2022. The plant operated with reduced capacity and the economic performance suffered due to the high cost of energy from the coal-fired Gladstone Power
Station. These conditions were identified as an impairment trigger. We calculated a recoverable amount for the CGU based on post-tax cash flows, expressed in real terms and discounted using a post-tax rate of 6.6% over the period to 2029. This date was chosen as it coincided with both the remaining term of the Boyne Smelter joint venture agreements and the Group’s Paris-aligned commitment to reduce carbon emissions by 50% by 2030 relative to the 2018 baseline. Despite the implementation of temporary energy price caps by the Australian Government in
2022, this resulted in an impairment charge of US$202 million, representing a full impairment of the carrying value of the Boyne Smelter investment in equity accounted unit.

Annual Report on Form 20-F 2024	175	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
5 Acquisitions and disposals
Acquisitions
Recognition and measurement
In determining whether a particular set of activities is a business, an acquired arrangement has to have an input and substantive process, which together significantly contribute to the ability to create outputs.
Where an acquisition does not meet the definition of a business as defined by IFRS 3 “Business Combinations”, each asset is recognised on the balance sheet at fair value. In the consolidated cash flow statement we assess, based on the substance of the transaction, whether to allocate the cash consideration for these transactions either to “Purchases of property, plant and equipment, and intangible assets”
or to “Acquisitions of subsidiaries, joint ventures and associates”
depending on the type of assets purchased.
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
2024
Proposed acquisition of Arcadium Lithium
On 9 October 2024, Rio Tinto and Arcadium Lithium plc (Arcadium
Lithium) announced a definitive agreement under which Rio Tinto will acquire Arcadium Lithium in an all-cash transaction for $5.85 per share. The transaction has been unanimously approved by the Board of Directors of both Rio Tinto and Arcadium Lithium. On 23 December
2024, Arcadium Lithium announced that it had obtained the requisite approvals of their shareholders. The transaction is also subject to the approval of the Royal Court of Jersey and receipt of customary regulatory approvals and other closing conditions, which is expected to close in March 2025.
On 22 January 2025, Rio Tinto committed to providing Arcadium
Lithium with a loan of US$200 million, which was fully drawn on
30 January 2025, and a further US$300 million loan facility to support certain capital expenditures, subject to certain conditions precedent.
These loans are interest bearing and are due for repayment on 1
September 2027, though earlier settlement without penalty is permitted.
Boyne Smelters Limited (BSL)
Following approval from Australia’s Foreign Investment Review Board
(FIRB), on 30 September 2024, we completed the acquisition of
Mitsubishi Corporation’s 11.65% interest in BSL, which owns and operates the Boyne Island aluminium smelter in Gladstone Australia. On
1 November 2024, we also completed the acquisition of Sumitomo
Chemical Company Limited’s (SCC) 2.46% interest in BSL, increasing our total interest in BSL to 73.5%. BSL remains accounted for as an investment in associate under the equity method.
New Zealand Aluminium Smelters Limited (NZAS)
On 1 November 2024, we acquired SCC’s 20.64% interest in NZAS, which owns and operates the Tiwai Point aluminium smelter in New
Zealand. This transaction has been accounted for as a business combination achieved in stages, with our previous 79.36% interest in the
NZAS joint operation being remeasured to fair value and forming the majority of the consideration for the acquisition of this subsidiary.
The fair value of 100% of NZAS has been calculated as US$386 million based on forecast post-tax cash flows consistent with the methodology used for the impairment reversal. The extent of the
30 June 2024 impairment reversal was restricted to US$41 million, as described in note 4.  However, business combination accounting requires us to take into account the full fair value measurement from the revised business outlook incorporating the new 20-year power arrangements.
A gain of US$638 million (post-tax US$467 million) has been
recorded within “Gains/(losses) on consolidation and disposal of interests in businesses” in the consolidated income statement, principally due to the net post-tax fair value of our share of the joint operation of US$290 million, exceeding the carrying value of the previously held interest of US$(78) million which includes the closure provision. This resulted in an increase to the carrying value of property, plant and equipment of US$650 million and deferred tax liabilities of US$171 million. All other carrying value adjustments were proportionate to our increase in equity ownership, and no goodwill was recognised.
WCS Rail and Port entities
On 15 July 2024, our subsidiary SimFer Jersey Limited’s investment in Winning Consortium Simandou (WCS) for co-development of the rail and port infrastructure became unconditional.
On 17 July 2024, we acquired a 34% equity interest in Winning
Consortium Simandou Railway Pte. Ltd and Winning Consortium
Simandou Ports Pte. Ltd (together referred to as “WCS Rail and Port entities”), through our partially owned subsidiary SimFer Jersey for
US$313 million.  The Rio Tinto share of this consideration was
US$166 million and US$147 million was funded by Chalco Iron Ore
Holdings Ltd (CIOH). Further shareholder loan funding to the WCS Rail and Port entities was made on the same day directly by Rio Tinto and
CIOH, in proportion to their respective 53% and 47% ownership interest of SimFer Jersey, to these equity accounted units.
2023
Nuevo Cobre
On 8 November 2023, we acquired Meridian Minera Limitada’s (MML)
57.74% share in Agua de la Falda (ADLF) for US$45 million.
Subsequently, we entered into an agreement with Corporación
Nacional del Cobre de Chile (Codelco), a state-owned enterprise, to explore and potentially acquire assets in Chile’s prospective Atacama region - the project is known as Nuevo Cobre.
The majority ownership of 57.74% equity confered voting rights that allow Rio Tinto to control the relevant activities of Nuevo Cobre.
Therefore, we accounted for Nuevo Cobre as an investment in a partially owned subsidiary. There was no goodwill recognised on acquisition as the transaction was not accounted for as a business combination. The difference between the net assets acquired and the purchase consideration was recognised within Intangible assets as
Exploration and evaluation assets. The transaction gave rise to the recognition of a non-controlling interest of US$33 million, representing
Codelco’s 42.26% equity stake in Nuevo Cobre.

Annual Report on Form 20-F 2024	176	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
5 Acquisitions and disposals continued
Acquisitions (continued)
Matalco
On 30 November 2023, Rio Tinto and Giampaolo Group completed a transaction to form the Matalco joint venture. We acquired a 50%
equity interest in Matalco Canada Inc. which owns one Canadian aluminium recycling facility and a 50% equity interest in Matalco USA
LLC which owns 6 aluminium recycling facilities in the US for combined consideration of US$738 million, inclusive of accrued transaction costs and working capital adjustments.
Rio Tinto has joint control over the Matalco businesses and therefore our investment is accounted for under the equity method.
The fair value of the underlying identifiable assets acquired and liabilities assumed had been provisionally determined at 31 December 2023.
During 2024, the acquisition accounting for Matalco, which was subject to the finalisation of working capital adjustments, was completed and did not result in any material adjustments.
2022
Rincon
Following approval from Australia’s Foreign Investment Review Board
(FIRB), on 29 March 2022 we completed the acquisition of Rincon
Mining Pty Limited (Rincon), the owner of a lithium project in
Argentina. Total cash consideration was US$825 million. In
determining whether Rincon’s set of activities is a business, we assessed whether it had inputs and substantive processes which together significantly contribute to the ability to create outputs. Based on this assessment, we concluded that Rincon did not meet the definition of a business as defined by IFRS 3 “Business
Combinations” and therefore no goodwill was recorded. The
transaction was therefore treated as an asset purchase with US$822 million of capitalised exploration and evaluation recorded for the principal economic resource. The balance of total consideration was allocated to property, plant and equipment and other assets/liabilities.
For the consolidated cash flow statement we determined that, since
Rincon constitutes a group of companies, it was appropriate to present the cash outflow as “Acquisitions of subsidiaries, joint ventures and associates” rather than as separate asset purchases even though it did not meet the definition of a business combination.
Turquoise Hill Resources (TRQ)
On 16 December 2022 we acquired the remaining 49% share of
TRQ. The consideration paid amounted to US$2,961 million. The transaction was not classified as a business combination as it related to the purchase of non-controlling interests in a subsidiary. It was recognised in the statement of changes in equity as an adjustment to retained earnings.
Certain shareholders exercised their right to dissent to the transaction. In accordance with the terms of the circular, the dissent proceedings were concluded during 2024, and final consideration has been paid to the dissenting shareholders.
Disposals
Recognition and measurement
If a group of assets and liabilities (disposal group) is sold, the carrying value of the disposal group is de-recognised with the difference between the carrying amount and the consideration received
recognised in the income statement. Certain amounts previously recognised in other comprehensive income in respect of the entity disposed of may be recycled to the income statement. The cash proceeds of disposals are included within “Investing activities” in the cash flow statement.
2024
Wyoming Uranium
On 5 December 2024, we completed our sale of the Sweetwater
uranium mill facility together with mining projects (collectively known as
“Wyoming Uranium”) to Uranium Energy Corp. (UEC) for cash
consideration of US$175 million.
Lake MacLeod
On 2 December 2024, we completed our sale of Dampier Salt
Limited’s Lake MacLeod salt and gypsum operation in Carnarvon to
Leichhardt Industrials Group (Leichhardt) for cash consideration of
US$247 million.
2023
La Granja
On 28 August 2023, we completed the sale of a 55% interest in the undeveloped La Granja project in Peru for US$105 million to First
Quantum Minerals (FQM). The consideration received was recorded in the cash flow statement for US$104 million (net of US$1 million of cash balance), of which US$16 million relating to sale of land was included within “net cash used in investing activities” and the remaining US$88 million was included within “net cash generated from operating activities”. As a result of the sale, our retained interest in La Granja represents a 45% owned associate (equity accounted) over which Rio
Tinto has significant influence during the evaluation phase.
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
2022
Roughrider
As summarised in note 4, we sold our shareholding in the Roughrider uranium undeveloped project on 17 October 2022 for consideration of
US$150 million (US$80 million in cash and US$70 million in shares of
UEC). This transaction was treated as a disposal of a subsidiary as the carrying value was largely represented by assets recorded as a purchase price allocation from the Hathor Exploration business combination in 2012.

Annual Report on Form 20-F 2024	177	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
6 Revenue by destination and product
Recognition and measurement
We recognise sales revenue related to the transfer of promised goods or services when control of the goods or services passes to the customer. The amount of revenue recognised reflects the
consideration to which the Group is, or expects to be, entitled in exchange for those goods or services.
Sales revenue is recognised on individual sales when control transfers to the customer. In most instances, control passes and sales revenue is recognised when the product is delivered to the vessel or vehicle on which it will be transported once loaded, the destination port or the customer’s premises. There may be circumstances when judgement is required based on the 5 indicators of control below:
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
We do not disclose sales revenue from freight and insurance services separately as we do not consider that this is necessary in order to understand the impact of economic factors on the Group. Our Chief
Executive, the CODM as defined under IFRS 8 “Operating
Segments”, does not review information specifically relating to these sources of revenue in order to evaluate the performance of business segments and Group information on these sources of revenue is not provided externally.

Annual Report on Form 20-F 2024	178	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
6 Revenue by destination and product continued
Consolidated sales revenue by destination(a)

	2024%	2023%	2022%	2024 US$m	2023 US$m	2022 US$m
Greater China	57.4	59.6	54.3	30,814	32,193	30,172
US	16.8	13.9	15.9	9,007	7,516	8,823
Asia (excluding Greater China and Japan)	6.9	7.2	7.1	3,718	3,881	3,937
Japan	6.5	6.9	7.4	3,470	3,727	4,091
Europe (excluding UK)	4.8	5.3	6.5	2,580	2,859	3,618
Canada	2.9	2.9	3.1	1,562	1,588	1,743
Australia	2.0	1.7	1.9	1,076	923	1,047
UK	0.3	0.1	0.3	143	81	182
Other countries	2.4	2.4	3.5	1,288	1,273	1,941
Consolidated sales revenue	100	100	100	53,658	54,041	55,554
(a)Consolidated sales revenue by geographical destination is based on the ultimate country of the product's destination, if known. Where the ultimate destination is not known, we have defaulted to the shipping address of the customer. Rio Tinto is domiciled in both the UK and Australia.
Consolidated sales revenue by product
We have sold the following products to external customers during the year:

	2024			2023			2022
	Revenue from contracts with customers US$m	Other revenue(a) US$m	Consolidated sales revenue US$m	Revenue from contracts with customers US$m	Other revenue(a) US$m	Consolidated sales revenue US$m	Revenue from contracts with customers US$m	Other revenue(a) US$m	Consolidated sales revenue US$m
Iron ore	31,334	(530)	30,804	33,383	389	33,772	33,068	(267)	32,801
Aluminium, alumina and bauxite	12,947	48	12,995	12,039	(63)	11,976	13,955	(165)	13,790
Copper	4,791	(63)	4,728	3,219	(1)	3,218	3,276	(80)	3,196
Industrial minerals (comprising titanium dioxide slag, borates and salt)	2,678	(3)	2,675	2,806	(8)	2,798	2,685	(16)	2,669
Gold	788	9	797	470	6	476	564	9	573
Diamonds	279	–	279	444	–	444	816	–	816
Other products and freight services(b)	1,385	(5)	1,380	1,360	(3)	1,357	1,710	(1)	1,709
Consolidated sales revenue	54,202	(544)	53,658	53,721	320	54,041	56,074	(520)	55,554
(a)Consolidated sales revenue includes both revenue from contracts with customers, accounted for under IFRS 15 “Revenue from Contracts with Customers”, and subsequent movements in provisionally priced receivables, accounted for under IFRS 9, and included in “Other revenue” above.
(b)“Other products and freight services” includes metallic co-products, molybdenum, silver and other commodities.
7 Net operating costs (excluding items disclosed separately)

	Note	2024 US$m	2023 US$m	2022 US$m
Raw materials, consumables, repairs and maintenance		12,115	12,019	12,477
Amortisation of intangible assets	12	138	124	159
Depreciation of property, plant and equipment	13	5,780	5,210	4,851
Employment costs	26	7,055	6,636	6,002
Shipping and other freight costs		2,942	2,781	3,146
Decrease in finished goods and work in progress(a)		2,407	1,152	803
Royalties		2,938	3,135	2,994
Amounts charged by equity accounted units(b)		875	1,163	1,429
Net foreign exchange gains		(193)	(47)	(42)
Gain on sale of the Cortez royalty(c)		–	–	(432)
Gains recognised by Kitimat relating to LNG Canada’s project(d)		–	–	(116)
Provisions (including exchange differences on provisions)		398	1,491	1,006
Research and development		398	245	76
Other external costs(e)		5,037	5,295	4,161
Costs included above capitalised or shown on a separate line item(f)		(1,203)	(1,331)	(722)
Other operating income(g)		(942)	(821)	(1,022)
Net operating costs (excluding items disclosed separately)(h)		37,745	37,052	34,770
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
(e)In 2024, other external costs include US$217 million (2023: US$269 million, 2022: US$465 million) of short-term lease costs and US$46 million (2023: US$40 million, 2022: US$50 million)
of variable lease costs recognised in the income statement in accordance with IFRS 16 “Leases”. Refer to note 21.
(f)In 2024, US$923 million (2023: US$1,007 million; 2022: US$485 million) of operating costs were capitalised, US$220 million (2023: US$247 million; 2022: US$190 million) of costs were shown separately within “Exploration and evaluation costs” in the consolidated income statement, and US$60 million (2023: US$77 million; 2022: US$47 million) of costs were shown within operating costs as “Research and development”.
(g)Other operating income includes sundry revenue incidental to the main revenue-generating activities of the operations.
(h)Operating decarbonisation spend of US$306 million (2023: US$234 million; 2022: US$138 million) is allocated as US$253 million (2023: US$182 million; 2022: US$88 million) within ”Net operating costs (excluding items disclosed separately)”, with the remainder included in our share of profit or loss of equity accounted units.

Annual Report on Form 20-F 2024	179	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
8 Exploration and evaluation expenditure
Exploration and evaluation expenditure includes costs that are directly attributable to:
–researching and analysing existing exploration data
–conducting geological studies, exploratory drilling and sampling
–examining and testing extraction and treatment methods
–compiling various studies (order of magnitude, pre-feasibility and feasibility) and/or
–early works at mine sites prior to full notice to proceed.
Exploration expenditure relates to the initial search for deposits with economic potential. Expenditure on exploration activity undertaken by the
Group is not capitalised.
Evaluation expenditure relates to a detailed assessment of deposits or other projects (including smelter and refinery projects) that have been identified as having economic potential. These costs are also expensed until the business case for the project is sufficiently advanced. For greenfield projects, expensing typically continues to a later phase of study compared with brownfield expansions.
The charge for the year and the net amount of intangible assets capitalised during the year are as follows.

	2024 US$m	2023 US$m	2022 US$m
Expenditure in the year (inclusive of net cash proceeds of nil (2023: US$88 million; 2022: US$1 million) on disposal of undeveloped projects)(a)	(1,337)	(1,684)	(1,097)
Non-cash movements and non-cash proceeds on disposal of undeveloped projects	(15)	(17)	(6)
Amount capitalised during the year	416	471	207
Exploration and evaluation expenditure (net of profit from disposal of interests in undeveloped projects) per income statement	(936)	(1,230)	(896)
Comprising:
–Exploration and evaluation expenditures	(935)	(1,384)	(897)
–(Loss)/profit from disposal of interests in undeveloped projects(a)	(1)	154	1
(a)In 2023, net cash proceeds of US$88 million were received in relation to the sale of a 55% interest in the undeveloped La Granja project in Peru, for which we recognised a gain on disposal of US$154 million. This profit is recorded within underlying EBITDA as it represents recovery of past exploration and evaluation expenditures that were also included within underlying
EBITDA. Refer to note 5 for details of the transaction.
9 Finance income and finance costs

	Note	2024 US$m	2023 US$m	2022 US$m
Finance income from loans to equity accounted units		24	4	3
Other finance income (including bank deposits, net investment in leases, and other financial assets)		490	532	176
Total finance income		514	536	179
Interest on:
–Financial liabilities at amortised cost (excluding lease liabilities) and associated derivatives		(1,126)	(1,209)	(713)
–Lease liabilities		(70)	(50)	(49)
Fair value movements:
–Bonds designated as hedged items in fair value hedges(a)		(9)	(190)	526
–Derivatives designated as hedging instruments in fair value hedges(a)		18	203	(515)
Amounts capitalised(b)	13	424	279	416
Total finance costs		(763)	(967)	(335)
(a)The main sources of ineffectiveness of the fair value hedges include changes in the timing of the cash flows of the hedging instrument compared to the underlying hedged item, and changes in the credit risk of parties to the hedging relationships.
(b)We capitalise interest based on the Group or relevant subsidiary’s cost of borrowing (refer to note 13) or at the rate of project-specific debt (where applicable).

Annual Report on Form 20-F 2024	180	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
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
Deferred tax is calculated in accordance with IAS 12, at the rate expected to apply when the asset is realised or liability settled, according to rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is generally recognised in respect of differences between the carrying values of assets and liabilities in the financial statements and their tax bases. Deferred tax assets are recognised to the extent it is probable that taxable profit will be available against which the deductible temporary difference can be utilised.
Deferred tax is not recognised on the initial recognition of goodwill or of assets and liabilities, other than in a business combination, that at the time of the transaction impact neither accounting nor taxable profit, except where the transaction gives rise to equal and offsetting taxable and deductible temporary differences. Deferred tax is not recognised in respect of investments in subsidiaries and associates and jointly controlled entities where the Group is able to control the timing of the reversal of the temporary difference and it is probable they will not reverse in the foreseeable future.
The mandatory exception to recognising and disclosing information related to deferred tax assets and liabilities related to Pillar Two income taxes has been applied as required by IAS 12. The Pillar Two global minimum tax of 15% formulated by the Organisation for Economic Co-
operation and Development (OECD) was substantively enacted by the United Kingdom on 20 June 2023, with application from 1 January 2024.
Exposure to additional taxation under Pillar Two is immaterial to the Group.
Current and deferred tax assets and liabilities are offset when the balances are related to taxes levied by the same taxing authority, there is a legally enforceable right to offset, and it is intended that they be settled on a net basis or realised simultaneously.

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
The Mongolian Tax Authority has issued a number of tax assessments covering the fiscal years 2013 to 2020, the most recent of which was received in December 2023, which are inconsistent with the Oyu Tolgoi Investment Agreement and Mongolian legislation. The matters under dispute have been referred to international arbitration. As required by Mongolian law, we have paid US$438 million (US dollar equivalent at the time of payment) in respect of the assessments, including US$82 million paid in the current year, pending resolution of the disputes through the arbitration. The assessments also seek to disallow tax deductions, including future tax deductions, in respect of amounts accrued and payable in the future.
Management regularly re-evaluates the likely outcomes from the dispute based on the progress of the arbitration proceedings, legal advice, and discussions with the Government of Mongolia. In 2024, we have recorded a provision of US$295 million for uncertain tax positions reflecting our best estimate of the likely outcome from the dispute. It is possible that the outcome of these proceedings could result in a change in our estimated exposure in respect of the matters under dispute and therefore a material revision to this provision in future periods.
Differences in interpretation of the Investment Agreement and Mongolian legislation could have a material impact on the recovery of certain deferred tax assets, further details of which are provided in note 15.

Annual Report on Form 20-F 2024	181	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
10 Taxation continued
Taxation charge

	Note	2024 US$m	2023 US$m	2022 US$m
–Current		4,434	5,092	4,851
–Deferred	15	(393)	(1,260)	763
Total taxation charge		4,041	3,832	5,614
Prima facie tax reconciliation

	2024 US$m	2023 US$m	2022 US$m
Profit before taxation(a)	15,615	13,785	18,662
Prima facie tax payable at UK rate of 25.0% (2023: 23.5%; 2022: 19%)(b)	3,904	3,239	3,546
Higher rate of taxation of 30% on Australian earnings (2023: 30%; 2022: 30%)	613	835	1,550
Other tax rates applicable outside the UK and Australia	(303)	(2)	(17)
Tax effect of profit from equity accounted units, related impairments and expenses(a)	(210)	(159)	(109)
Impact of changes in tax rates	(15)	(173)	(11)
Resource depletion allowances	(10)	(11)	(40)
Recognition of previously unrecognised deferred tax assets(c)	(640)	(157)	(261)
Write-down of previously recognised deferred tax assets(d)	203	–	932
Utilisation of previously unrecognised deferred tax assets	(42)	(10)	(37)
Unrecognised current year operating losses(e)	185	567	212
Uncertain tax provision(f)	295	–	–
Deferred tax arising on internal sale of assets in Canadian operations(g)	–	(364)	–
Adjustments in respect of prior periods(h)	(13)	31	(222)
Other items(i)	74	36	71
Total taxation charge	4,041	3,832	5,614
(a)The Group profit before tax includes profit after tax of equity accounted units. Consequently, the tax effect on the profit from equity accounted units is included as a separate reconciling item in this prima facie tax reconciliation.
(b)As a UK headquartered and listed Group, the reconciliation of expected tax on accounting profit to tax charge uses the UK corporate tax rate to calculate the prima facie tax payable. Rio
Tinto is also listed in Australia, and the reconciliation includes the impact of the higher tax rate in Australia where a significant proportion of the Group's profits are currently earned. The impact of other tax rates applicable outside the UK and Australia is also included. The weighted average statutory corporate tax rate on profit before tax is approximately 29% (2023: 31%;
2022: 29%).
(c)The recognition of previously unrecognised deferred tax assets in 2024 includes US$443 million in respect of Energy Resources of Australia (ERA) and relates to rehabilitation provisions which are tax deductible when paid in the future. In November 2024, our interest in ERA increased from 86.3% to 98.43% and Rio Tinto stated its intention to proceed with compulsory acquisition of the remaining shares during 2025. Tax deductions for rehabilitation payments made after completion of the compulsory acquisition process will be applied against taxable profits from other Australian operations, including our iron ore business. In 2023 and 2022, recognition of previously unrecognised deferred tax assets relates primarily to Oyu Tolgoi where reaching sustainable underground production has reduced the risk of tax losses expiring if not recovered against taxable profits within 8 years.
(d)In 2024, the write-down of previously recognised deferred tax assets primarily relates to our Australian aluminium business. In 2022, the write-down of previously recognised deferred tax assets relates to deferred tax assets of our US businesses following the introduction of a Corporate Alternative Minimum Tax (CAMT) regime.
(e)Unrecognised current year operating losses include tax losses around the Group, including increases in closure estimates in 2024 and 2023, for which no tax benefit is currently recognised due to uncertainty regarding whether suitable taxable profits will be earned in future to obtain value for the tax losses.
(f)The uncertain tax provision of US$295 million in 2024 represents amounts provided in relation to disputes with the Mongolian Tax Authority for which the timing of resolution and potential economic outflow are uncertain. Further information is included in the ‘Other relevant judgements - uncertain tax positions’ section of this note above.
(g)In 2023, the Canadian aluminium business completed an internal sale of assets which resulted in the utilisation of previously unrecognised capital losses and an uplift in the tax depreciable value of assets on which a deferred tax asset of US$364 million was recognised.
(h)In 2022, adjustments in respect of prior periods includes amounts related to the settlement of all tax disputes with the Australian Tax Office for the years 2010 to 2021.
(i)In 2024, “Other items” includes US$1 million current tax expense related to Pillar Two measures.
Tax related to components of other comprehensive income

	2024 US$m	2023 US$m	2022 US$m
Tax (charge)/credit on fair value movements	(10)	1	21
Tax (charge)/credit on remeasurement gains/(losses) on pension and post-retirement healthcare plans	(22)	152	(123)
Deferred tax relating to components of other comprehensive income for the year (note 15)	(32)	153	(102)

Annual Report on Form 20-F 2024	182	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
Our operating assets
We are a diversified mining operation with the majority of our assets being located in OECD countries.
Non-current assets other than excluded items
The total of non-current assets other than excluded items is shown by location below(a).

	2024 US$m	2023 US$m
Australia	29,177	31,419
Canada	14,444	15,362
Mongolia	15,244	14,172
US	7,111	7,171
Africa	5,597	3,412
South America	3,704	3,624
Europe (excluding UK)	216	165
UK	109	132
Other countries	1,739	1,254
Total non-current assets other than excluded items	77,341	76,711

Non-current assets excluded from analysis above:
Deferred tax assets	4,016	3,624
Other financial assets	1,090	481
Quasi-equity loans to equity accounted units(a)	5	14
Receivables and other assets	1,214	1,209
Total non-current assets per balance sheet	83,666	82,039
(a)Allocation of non-current assets by country is based on the location of the business units holding the assets. It includes investments in equity accounted units totalling US$4,832 million
(2023: US$4,393 million) which represents the Group’s share of net assets excluding quasi-equity loans shown separately above.
11 Goodwill
Recognition and measurement
Goodwill is not amortised; it is tested annually at 30 September for impairment, or more frequently if events or changes in circumstances indicate a potential impairment. Refer to note 4 for further information.

	2024 US$m	2023 US$m
Net book value
At 1 January	797	826
Adjustment on currency translation	(45)	(29)
Company no longer consolidated	(25)	–
At 31 December	727	797
–cost	14,959	16,237
–accumulated impairment	(14,232)	(15,440)

At 1 January
–cost	16,237	15,974
–accumulated impairment	(15,440)	(15,148)
At 31 December, goodwill has been allocated as follows.

	2024 US$m	2023 US$m
Net book value
Richards Bay Minerals	364	370
Pilbara	310	342
Dampier Salt	53	85
Total	727	797

Annual Report on Form 20-F 2024	183	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
11 Goodwill continued
Impairment tests for goodwill
Richards Bay Minerals
Richards Bay Minerals’ annual impairment review resulted in no impairment charge for 2024 (2023: no impairment charge). The recoverable amount has been assessed by reference to the CGU’s FVLCD, in line with the policy set out in note 4 and classified as level 3 under the fair value hierarchy. FVLCD was determined by estimating cash flows until the end of the life-of-mine plan including anticipated expansions. In arriving at FVLCD, a post-tax discount rate of 8.6% (2023: 8.6%) has been applied to the post-tax cash flows expressed in real terms.
The key assumptions to which the calculation of FVLCD for Richards Bay Minerals is most sensitive and the corresponding change in FVLCD are set out below:

	2024 US$m	2023 US$m
5% increase in the titanium slag price	144	217
1% increase in the discount rate applied to post-tax cash flows	(135)	(175)
10% strengthening of the South African rand	232	272
Future selling prices and operating costs have been estimated in line with the policy set out in note 4. The recoverable amount of the CGU exceeds the carrying value when each of these sensitivities is applied while keeping all other assumptions constant.
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
Assessing whether there is a high degree of confidence that the Group will ultimately determine that an evaluation project is commercially viable requires judgement and consideration of all relevant factors such as: the nature and objective of the project, the project’s current stage, project timeline, current estimates of the project’s net present value (including sensitivity analyses for the key assumptions), and the main risks of the project. Development expenditure incurred prior to the decision to proceed is subject to the same criteria for capitalisation, being a high degree of confidence that the Group will ultimately determine that a project is commercially viable.
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
Carbon credits and Renewable Energy Certificates
Carbon credits and Renewable Energy Certificates (RECs) acquired for our own use are accounted for as intangible assets, initially recorded at cost. They are amortised through the income statement when surrendered.
Contract-based intangible assets
The majority of the carrying value of our contract-based intangible assets relate to water rights in the Quebec region. These contribute to the efficiency and cost effectiveness of our aluminium operations as they enable us to generate electricity from hydropower stations.

Annual Report on Form 20-F 2024	184	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
12 Intangible assets continued

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
As at 31 December 2024, the remaining carrying value of the water rights (included in contract-based assets) of US$1,631 million (2023:
US$1,776 million) relates wholly to the Quebec smelters CGU. The Quebec smelters CGU was tested for impairment by reference to FVLCD using discounted cash flows. The recoverable amount of the Quebec smelters is classified as level 3 under the fair value hierarchy. In arriving at its FVLCD, post-tax cash flows expressed in real terms have been estimated over the expected useful economic lives of the underlying smelting assets and discounted using a real post-tax discount rate of 6.6% (2023: 6.6%).
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

	2024
	Exploration and evaluation US$m	Trademarks, patented and non-patented technology US$m	Contract-based intangible assets US$m	Other intangible assets(a) US$m	Total US$m
Net book value
At 1 January 2024	1,979	9	1,953	448	4,389
Adjustment on currency translation	(44)	(1)	(159)	(39)	(243)
Additions(b)	416	–	–	116	532
Amortisation for the year	–	(4)	(7)	(127)	(138)
Disposals, transfers and other movements(c)	(1,789)	–	–	53	(1,736)
At 31 December 2024	562	4	1,787	451	2,804
–cost	564	207	2,758	1,922	5,451
–accumulated amortisation and impairment	(2)	(203)	(971)	(1,471)	(2,647)
Total	562	4	1,787	451	2,804

	2023
	Exploration and evaluation US$m	Trademarks, patented and non-patented technology US$m	Contract-based intangible assets US$m	Other intangible assets (a) US$m	Total US$m
Net book value
At 1 January 2023	1,368	12	1,875	390	3,645
Adjustment on currency translation	–	1	52	8	61
Additions(d)	471	–	–	121	592
Amortisation for the year	–	(4)	(7)	(113)	(124)
Impairment reversal(d)	231	–	–	–	231
Newly consolidated operations(e)	85	–	–	–	85
Disposals, transfers and other movements	(176)	–	33	42	(101)
At 31 December 2023	1,979	9	1,953	448	4,389
–cost	1,989	222	2,996	1,926	7,133
–accumulated amortisation and impairment(d)	(10)	(213)	(1,043)	(1,478)	(2,744)
Total	1,979	9	1,953	448	4,389
(a)Other intangible assets include US$50 million (2023: US$61 million) of carbon abatement spend. This relates to procurement of carbon units and RECs, from which we will get future economic benefit.
(b)In 2024, additions primarily relate to project costs incurred at Simandou prior to Board approval of “notice to proceed” in February 2024 and at Rincon from July 2024 following approval by the Argentine Congress of the new “RIGI” legislation, which underpinned the economic business case, until Board notice to proceed in December 2024.
(c)“Transfers and other movements” includes reclassification between categories. In 2024, following approvals by the Board of notice to proceed, exploration and evaluation assets relating to
Simandou (US$732 million) and Rincon (US$1,013 million), were transferred in full to Property, plant and equipment after being assessed for indicators of impairment.
(d)In 2023, we commenced capitalisation of exploration and evaluation costs at the Simandou project based on our confidence in the project progressing, this also resulted in an impairment reversal, refer to note 4 for details.
(e)In 2023, newly consolidated operations relate to our purchase of Meridian Minera Limitada’s 57.74% share in Agua de la Falda. Refer to note 5 for details.

Annual Report on Form 20-F 2024	185	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
12 Intangible assets continued
Where amortisation is calculated on a straight line basis, the following useful lives have been determined:

	Trademarks, patented and non-patented technology		Contract-based intangible assets		Other intangible assets
Type of intangible	Trademarks	Patented and non-patented technology	Power contracts/ water rights	Other purchase and customer contracts	Internally generated intangible assets and computer software	Other intangible assets
Amortisation profile	14 to 20 years	10 to 20 years	2 to 45 years	5 to 15 years	2 to 5 years	2 to 20 years
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
Once an undeveloped mining project has been determined as commercially viable and approval to mine has been given, further expenditure is capitalised under “capital works in progress” together with any amount transferred from “Exploration and evaluation”. Once the project enters into an operation phase, the amounts capitalised in capital work in progress are reclassified to their respective asset categories.
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
Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis as follows.

Type of Property, plant and equipment	Land and buildings		Plant and equipment
	Land	Buildings	Power-generating assets	Other plant and equipment
Depreciation profile	Not depreciated	5 to 50 years	See Power note below on page 189	3 to 50 years
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
determined taking into account future capital costs as required by the JORC Code. The depreciation calculation, however, applies to current mines only and does not take into account future development costs for mines which are not yet in production. Measured and Indicated Resources are currently incorporated into depreciation calculations in the Group’s Australian iron ore business.

Annual Report on Form 20-F 2024	186	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
13 Property, plant and equipment continued

Key judgement - estimation of asset lives
The useful lives of the major assets of a CGU are often dependent on the life of the orebody to which they relate. Where this is the case, the lives of mining properties, and their associated refineries, concentrators and other long-lived processing equipment are generally limited to the expected life of the orebody. The life of the orebody, in turn, is estimated on the basis of the life-of-mine plan. Where the major assets of a CGU are not dependent on the life of a related orebody, management applies judgement in estimating the remaining service potential of long-lived assets. Factors affecting the remaining service potential of smelters include, for example, smelter technology and electricity purchase contracts when power is not sourced from the Group, or in some cases from local governments permitting electricity generation from hydropower stations.

Impact of climate change on our business - estimation of asset lives
We expect there to be a higher demand for copper, aluminium, lithium and high-grade iron ore in order to meet demand for the minerals required to transition to a low-carbon economic environment, consistent with the climate change commitments of the Paris Agreement. We expect this to exceed new supply to the market and therefore increase prices. Under the Aspirational Leadership scenario, the economic cut-
off grade for our Ore Reserves is expected to be lower; in effect we would mine a greater volume of material before the mines are depleted.
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
The following factors would point towards the initial stripping costs for the individual pits being accounted for separately:
–if mining of the second and subsequent pits is conducted consecutively following that of the first pit, rather than concurrently
–if separate investment decisions are made to develop each pit, rather than a single investment decision being made at the outset
–if the pits are operated as separate units in terms of mine planning and the sequencing of overburden removal and ore mining, rather than as an integrated unit
–if expenditures for additional infrastructure to support the second and subsequent pits are relatively large
–if the pits extract ore from separate and distinct orebodies, rather than from a single orebody.
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
In order for production phase stripping costs to qualify for capitalisation as a stripping activity asset, 3 criteria must be met:
–it must be probable that there will be an economic benefit in a future accounting period because the stripping activity has improved access to the orebody
–it must be possible to identify the “component” of the orebody for which access has been improved
–it must be possible to reliably measure the costs that relate to the stripping activity.
A “component” is a specific section of the orebody that is made more accessible by the stripping activity. It will typically be a subset of the larger orebody that is distinguished by a separate useful economic life (for example, a pushback).

Annual Report on Form 20-F 2024	187	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
13 Property, plant and equipment continued
Recognition and measurement of deferred stripping

Phase	Development Phase	Production Phase
Stripping activity	Overburden and other waste removal during the development of a mine before production commences.	Production phase stripping can give access to 2 benefits: the extraction of ore in the current period and improved access to ore which will be extracted in future periods.
Period of benefit	After commissioning of the mine.	Future periods after first phase is complete.	Current and future benefit are indistinguishable.
Capitalised to mining properties and leases in property, plant and equipment	During the development of a mine, stripping costs relating to a component of an orebody are capitalised as part of the cost of construction of the mine.
It may be the case that subsequent phases of
stripping will access additional ore and that
these subsequent phases are only possible
after the first phase has taken place. Where
applicable, the Group considers this on a mine-
by-mine basis. Generally, the only ore
attributed to the stripping activity asset for the
purposes of calculating the life-of-component
ratio is the ore to be extracted from the
originally identified component.
Stripping costs for the component are deferred to the extent that the current period ratio exceeds the life-of-component ratio.
Allocation to inventory	Not applicable	Not applicable
The stripping cost is allocated to inventory based
on a relevant production measure using a life-of-
component strip ratio. The ratio divides the
tonnage of waste mined for the component for the
period either by the quantity of ore mined for the
component or by the quantity of minerals
contained in the ore mined for the component. In
some operations, the quantity of ore is a more
appropriate basis for allocating costs, particularly
when there are significant by-products.

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

Depreciation basis	Depreciated on a “units of production” basis based on expected production of either ore or minerals contained in the ore over the life of the component unless another method is more appropriate.
Property, plant and equipment - owned and leased assets

	2024 US$m	2023 US$m
Property, plant and equipment – owned	67,345	65,290
Right-of-use assets – leased	1,228	1,178
Net book value	68,573	66,468

Annual Report on Form 20-F 2024	188	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
13 Property, plant and equipment continued
Property, plant and equipment – owned

		2024
	Note	Mining properties and leases(a) US$m	Land and buildings US$m	Plant and equipment US$m	Capital works in progress US$m	Total US$m
Net book value
At 1 January 2024		13,555	8,022	36,345	7,368	65,290
Adjustment on currency translation(b)		(500)	(548)	(2,634)	(396)	(4,078)
Adjustments to capitalised closure costs	14	64	–	–	–	64
Interest capitalised(c)	9	–	–	–	424	424
Additions(d)		350	246	1,226	7,551	9,373
Depreciation for the year(a)		(1,217)	(531)	(3,554)	–	(5,302)
Impairment charges net of reversals(e)		(38)	(39)	(457)	(9)	(543)
Disposals		(1)	(5)	(75)	(17)	(98)
Acquisitions, including fair value adjustment for contributed assets(f)		150	64	429	7	650
Operations divested(g)		–	(2)	(34)	–	(36)
Transfers and other movements(h)		1,833	1,013	3,127	(4,372)	1,601
At 31 December 2024		14,196	8,220	34,373	10,556	67,345
Comprising:
– cost		30,762	14,822	78,295	10,925	134,804
– accumulated depreciation and impairment		(16,566)	(6,602)	(43,922)	(369)	(67,459)
Total		14,196	8,220	34,373	10,556	67,345

Non-current assets pledged as security(i)		5,676	2,257	7,058	3,397	18,388

		2023
	Note	Mining properties and leases(a) US$m	Land and buildings US$m	Plant and equipment US$m	Capital works in progress US$m	Total US$m
Net book value
At 1 January 2023		10,529	6,699	34,407	12,096	63,731
Adjustment on currency translation(b)		14	116	495	54	679
Adjustments to capitalised closure costs	14	(292)	–	–	–	(292)
Interest capitalised(c)	9	–	–	–	275	275
Additions(d)		222	207	1,381	5,110	6,920
Depreciation for the year(a)		(802)	(504)	(3,511)	–	(4,817)
Impairment charges net of reversals(e)		(92)	(58)	(922)	(87)	(1,159)
Disposals		–	(28)	(73)	(27)	(128)
Transfers and other movements(h)		3,976	1,590	4,568	(10,053)	81
At 31 December 2023		13,555	8,022	36,345	7,368	65,290
Comprising
–cost		29,731	14,737	80,993	7,728	133,189
–accumulated depreciation and impairment		(16,176)	(6,715)	(44,648)	(360)	(67,899)
Total		13,555	8,022	36,345	7,368	65,290

Non-current assets pledged as security(i)		5,307	1,477	6,980	3,715	17,479
(a)At 31 December 2024, the net book value of capitalised production phase stripping costs totalled US$2,326 million, with US$1,947 million within “Property, plant and equipment” and a further US$379 million within “Investments in equity accounted units” (2023: total of US$2,505 million, with US$2,069 million in “Property, plant and equipment” and a further US$436 million within “Investments in equity accounted units”). During the year, capitalisation of US$423 million was offset by depreciation of US$580 million, inclusive of amounts recorded within equity accounted units (2023: US$325 million offset by depreciation of US$324 million). Depreciation of deferred stripping costs in respect of subsidiaries of US$411 million (2023: US$216 million;
2022: US$246 million) is included within “Depreciation for the year”.
(b)Adjustment on currency translation represents the impact of exchange differences arising on the translation of the assets of entities with functional currencies other than the US dollar, recognised directly in the currency translation reserve. The adjustment in 2024 arose primarily from the weakening of the Australian and Canadian dollars against the US dollar.
(c)Our average borrowing rate, excluding any project finance, used for capitalisation of interest is 7.20% (2023: 7.50%).
(d)Additions to “Property, plant and equipment” includes US$144 million of spend on carbon abatement (2023: US$94 million).
(e)Refer to note 4 for details.
(f)Primarily relates to the acquisition of the remaining 20.64% interest in New Zealand Aluminium Smelters (NZAS). The transaction has been accounted for as a business combination achieved in stages, with our previous 79.36% interest in the NZAS joint operation deemed to have been disposed of. Refer to note 5 for details.
(g)Relates to our sale of the Lake MacLeod salt and gypsum operations. Refer to note 5 for details.
(h)“Transfers and other movements” includes reclassification between categories. In 2024, this included amounts reclassified from Intangible Assets relating to exploration and evaluation at
Simandou (US$732 million) and Rincon (US$1,013 million) following Board approval of “notice to proceed” in February 2024 and December 2024, respectively.
(i)Excludes assets held under capitalised lease arrangements. Non-current assets pledged as security represent amounts pledged as collateral against US$4,011 million (2023: US$3,994 million) of loans, which are included in note 20.

Annual Report on Form 20-F 2024	189	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
13 Property, plant and equipment continued

Impact of climate change on our business - useful economic lives of our power generating assets
The Group has committed to reducing Scope 1 and Scope 2 carbon emissions by 50% relative to our 2018 baseline by 2030 and achieving net zero emission across our operations by 2050. We expect to invest US$5 billion to US$6 billion on carbon abatement projects between
2022 and 2030. Transitioning electricity from principally fossil fuel-based power generating assets to principally renewables is critical to achieving that goal. The carrying value of power generating assets is set out in the table below. The weighted average remaining useful economic life of plant and equipment for fossil fuel-based power generating assets is 10 years (2023: 10 years). Given the technical limitations of intermittent renewable energy generation and energy storage systems, and our need for reliable baseload electricity, we expect our current generation assets will be integral to those needs for the foreseeable future. We are investing in research and development and evaluating new market options that may overcome these technical challenges. Should pathways for eliminating fossil fuel power generating assets be identified we may need to accelerate depreciation or impair the assets; however, at this present moment the requirement for fossil fuel powered back-up means that early retirement of the assets is not expected and no change to depreciation rates is required.

	2024		2023
Net book value of power generating assets powered by	Land and buildings US$m	Plant and equipment US$m	Land and buildings US$m	Plant and equipment US$m
–Fossil fuels	59	840	87	932
–Renewables	177	2,375	201	2,456

Right-of-use assets – leased

	2024			2023
	Land and buildings US$m	Plant and equipment US$m	Total US$m	Land and buildings US$m	Plant and equipment US$m	Total US$m
Net book value
At 1 January	543	635	1,178	515	488	1,003
Adjustment on currency translation	(37)	(24)	(61)	11	4	15
Additions	150	420	570	96	420	516
Depreciation for the year	(125)	(353)	(478)	(88)	(305)	(393)
Net impairment reversal/(charges)(a)	–	5	5	(1)	(7)	(8)
Disposals	–	–	–	–	(1)	(1)
Transfers and other movements	(7)	21	14	10	36	46
At 31 December	524	704	1,228	543	635	1,178
(a)Refer to note 4 for details.
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
14 Close-down, restoration and environmental provisions
Recognition and measurement
The Group has provisions for close-down and restoration costs, which include the dismantling and demolition of infrastructure, the removal of residual materials and the remediation of disturbed areas for mines and certain refineries and smelters. The obligation may arise during development or during the production phase of a facility. These provisions are based on all regulatory requirements and any other commitments made to stakeholders. The provision excludes the impact of future disturbance that is planned to occur during the life of mine, so that it represents only existing disturbance as at the balance sheet date.
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
The timing of closure and the rehabilitation plans for the site can be uncertain and dependent upon future capital allocation decisions, which involve estimation of future economic circumstances and business cases. In such circumstances, the closure provision is estimated using probability weighting of the different remediation and closure scenarios.

Annual Report on Form 20-F 2024	190	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
14 Close-down, restoration and environmental provisions continued
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
The closure provision is represented by forecast future underlying cash flows expressed in real terms at the balance sheet date. These are discounted for the time value of money based on a long-term view of low-risk market yields which includes a review of historic trends plus risks and opportunities for which future cash flows have not been adjusted, namely potential improvements in closure practices between the reporting date and the point at which rehabilitation spend takes place. The real-terms discount rate used is 2.5% (2023: 2.0%) which is applied to all locations since we expect to meet closure cash flows principally from US dollar revenues and financing, with activities coordinated by the
Group’s central closure team.
To roll forward those real-terms cash flows between periods, we identify local rates of inflation based on Producer Price Inflation (PPI) indices and, together with the real-terms discount rate, unwind the discount through the line “Amortisation of discount on provisions”, shown within
“Finance items” in the income statement. This nominal rate for cost escalation in the current financial year is estimated at the start of each half-
year and applied systematically for 6 months. At the end of each half-year we update the underlying cash flows for the latest estimate of experienced inflation, if it differs materially from our forecast, for the current financial year and record this as “changes to existing provisions”. For operating sites this adjustment usually results in a corresponding adjustment to property, plant and equipment, and for closed and fully impaired sites the adjustment is charged or credited to the income statement.
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
charged to “Net operating costs”, except for the unwinding of the discount which is shown within “Amortisation of discount on provisions”.
Remediation procedures may commence soon after the time the disturbance, remediation process and estimated remediation costs become known, but can continue for many years depending on the nature of the disturbance and the remediation techniques used.

	Note	2024 US$m	2023 US$m
At 1 January		17,150	15,759
Adjustment on currency translation		(1,128)	241
Adjustments to mining properties/right-of-use assets:	13
–increases to existing and new provisions		851	629
–change in discount rate		(787)	(921)
Charged/(credited) to profit:
–increases to existing and new provisions(a)		435	1,654
–change in discount rate		(235)	(168)
–unused amounts reversed		(88)	(195)
–exchange losses/(gains) on provisions		26	(16)
–amortisation of discount		843	955
Utilised in year		(1,142)	(777)
Newly consolidated operation(b)		61	–
Transfers and other movements(c)		(255)	(11)
At 31 December(d)		15,731	17,150
Balance sheet analysis:
Current		1,183	1,523
Non-current		14,548	15,627
Total		15,731	17,150
(a)In 2023, this included US$1,272 million arising from study updates in the second half of the year which was excluded from underlying EBITDA. Refer to note 1 for details.
(b)This relates to our acquisition of 20.64% interest in NZAS. Refer to note 5 for details.
(c)In 2024, transfer and other movements includes amount relating to disposal of interest in businesses.
(d)Close-down, restoration and environmental provisions at 31 December 2024 have not been adjusted for closure-related receivables amounting to US$350 million (2023: US$366 million) due from the ERA trust fund and other financial assets held for the purposes of meeting closure obligations. These are included within “Receivables and other assets” on the balance sheet.

Annual Report on Form 20-F 2024	191	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
14 Close-down, restoration and environmental provisions continued

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
Cost provisions are updated throughout the life of the operation with conceptual study estimates reviewed every 5 years. Within 10 years from the expected closure date, closure cost estimates must comply with the Group’s Capital Project Framework. This means, for example, that where an Order of Magnitude (OoM) study is required for closure, it must be of the same standard as an OoM study for a new mine, smelter or refinery.
In 2023, a reforecast for the Ranger Uranium mine operated by Energy Resources of Australia resulted in an increase to the closure provision of US$850 million. The majority of the provision increase was attributable to rehabilitation activities post 2027 and is subject to further study which could result in material change to the provision. These activities remain subject to a number of studies and are also potentially sensitive to external events such as rainfall.
In some cases, the closure study may indicate that monitoring and, potentially, remediation will be required indefinitely - for example, groundwater treatment. In these cases, the underlying cash flows for the provision may be restricted to a period for which the costs can be reliably estimated, which on average is around 30 years. Where an alternative commercial arrangement to meet our obligations can be predicted with confidence, this period may be shorter.

Analysis of close-down, restoration and environmental provisions

	2024 US$m	2023 US$m
Undiscounted close-down, restoration and environmental obligations	23,038	23,372
Impact of discounting	(7,307)	(6,222)
Present value of close-down, restoration and environmental provisions	15,731	17,150
Attributable to:
Operating sites	11,715	12,021
Non-operating sites	4,016	5,129
Total close-down, restoration and environmental provisions	15,731	17,150

Closure cost composition as at 31 December	2024 US$m	2023 US$m
Decommissioning, decontamination and demolition	3,065	3,591
Closure and rehabilitation earthworks(a)	4,628	4,609
Long-term water management costs(b)	1,316	1,236
Post-closure monitoring and maintenance	1,581	1,806
Indirect costs, owners’ costs and contingency(c)	5,141	5,908
Total	15,731	17,150
(a)A key component of earthworks rehabilitation involves re-landscaping the area disturbed by mining activities utilising largely diesel-powered heavy mobile equipment. In developing low-
carbon solutions for our mobile fleet, this may include electrification of the vehicles during the mine life. The forecast cash flows for the heavy mobile equipment in the closure cost estimate are based on existing fuel sources. The cost incurred during closure could reduce if these activities are powered by renewable energy.
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
quantitative estimation uncertainties, which are allocated to the underlying cost driver and presented within the respective cost categories above.

Geographic composition as at 31 December	2024 US$m	2023 US$m
Australia	8,546	9,187
US	4,419	4,682
Canada	1,517	1,722
Other countries	1,249	1,559
Total	15,731	17,150
The geographic composition of the closure provision shows that our closure obligations are largely in countries with established levels of regulation in respect of mine and site closure.

Annual Report on Form 20-F 2024	192	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
14 Close-down, restoration and environmental provisions continued
Projected cash flows (undiscounted) for close-down, restoration and environmental provisions

	<1 year US$m	1-3 years US$m	3-5 years US$m	>5 years US$m	Total US$m
At 31 December 2024	1,183	2,497	1,880	17,478	23,038
At 31 December 2023	1,523	2,365	2,005	17,479	23,372
Remaining lives of operations and infrastructure range from 1 to over 50 years with an average for all sites, weighted by present closure obligation, of around 14 years. Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their respective costs based on current restoration standards, techniques and expected climate conditions.

Key accounting estimate - close-down, restoration and environmental obligations
The most significant assumptions and estimates used in calculating the provision are:
–Closure timeframes. The weighted average remaining lives of operations is shown above. Some expenditure may be incurred before closure while the operation as a whole is in production.
–The length of any post-closure monitoring period. This will depend on the specific site requirements and the availability of alternative commercial arrangements; some expenditure can continue into perpetuity. The Rio Tinto Kennecott closure and environmental remediation provision includes an allowance for ongoing monitoring and remediation costs, including groundwater treatment, of approximately US$0.7 billion.
–The probability weighting of possible closure scenarios. The most significant impact of probability weighting is at the Pilbara operations (Iron
Ore) relating to infrastructure, and incorporates the expectation that some infrastructure will be retained by the relevant State authorities post closure. The assignment of probabilities to this scenario reduces the closure provision by US$0.5 billion.
–Appropriate sources on which to base the calculation of the discount rate. The discount rate, by nature, is subjective and therefore sensitivities are shown below for how the provision balance, which at 31 December 2024 was US$15,731 million, would change if discounted at alternative discount rates.
There is significant estimation uncertainty in the calculation of the provision and cost estimates can vary in response to many factors including:
–changes to the relevant legal or local/national government requirements and any other commitments made to stakeholders
–review of remediation and relinquishment options
–additional remediation requirements identified during the rehabilitation
–the emergence of new restoration techniques
–precipitation rates and climate change
–change in foreign exchange rates
–change in the expected closure date
–change in the discount rate.
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
Project-specific risks are embedded within the cash flows which are based on a central case estimate of closure activities assuming that the obligation is fulfilled by the Group. These cash flows are then discounted, as mentioned above, using a consistent discount rate applied to all locations.

Impact of climate change on our business - close-down, restoration and environmental costs
The underlying costs for closure have been estimated with varying degrees of precision based on a function of the age of the underlying asset and proximity to closure. For assets within 10 years of closure, closure plans and cost estimates are supported by detailed studies which are refined as the closure date approaches. These closure studies consider climate change and plan for resilience to expected climate conditions with a particular focus on precipitation rates. For new developments, consideration of climate change and ultimate closure conditions are an important part of the approval process. For longer-lived assets, closure provisions are typically based on conceptual level studies that are refreshed at least every 5 years; these are evolving to incorporate greater consideration of forecast climate conditions at closure.

Annual Report on Form 20-F 2024	193	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
14 Close-down, restoration and environmental provisions continued
Sensitivity analysis
Close-down, restoration and environmental provisions of US$15,731 million (2023: US$17,150 million) are based on risk-adjusted cash flows expressed in real terms. The recent upward trajectory in interest rates has resulted in expectations of higher yields from long-dated bonds, including the 30-year US Treasury Inflation Protected Securities, which is a key input to our closure provision discount rate. On 30 June 2024, we revised the closure discount rate from 2.0% to 2.5% (2023: from 1.5% to 2.0% on 30 June 2023), applied prospectively from that date. This assumption is based on the currency in which we plan to fund the closures and our expectation of long-term interest rate and exchange rate parity in the locations of our operations.
The impact of discounting on the provision - and the corresponding amount capitalised within “Property, plant and equipment” (for operating sites) or charged/(credited) to the income statement (for non-operating and fully impaired sites) - is illustrated below:

	At 31 December 2024			At 31 December 2023
	Capitalised within “Property, plant and equipment” US$m	Charged/(credited) to the income statement US$m	Total increase/ (decrease) in provision US$m	Capitalised within “Property, plant and equipment” US$m	Charged/(credited) to the income statement US$m	Total increase/ (decrease) in provision US$m
Discount rate decreased to 1.0%	3,300	400	3,700	2,300	300	2,600
Discount rate increased to 3.0%	(900)	(100)	(1,000)	(1,800)	(300)	(2,100)
15 Deferred taxation
Recognition and measurement
The Group’s accounting policy in relation to deferred taxation is outlined within note 10.
The movement in deferred tax (liabilities)/assets during the year is as follows.

	2024 US$m	2023 US$m
At 1 January	1,040	(368)
Adjustment on currency translation	(10)	19
Credited/(charged) to the income statement	393	1,260
(Charged)/credited to statement of comprehensive income(a)	(32)	153
Other movements(b)	(10)	(24)
At 31 December	1,381	1,040

Comprising:
– deferred tax assets(c)(d)	4,016	3,624
– deferred tax liabilities(e)	(2,635)	(2,584)
(a)The amounts credited/(charged) directly to the statement of comprehensive income include provisions for tax on cash flow hedges and on remeasurement gains/(losses) on pension schemes and on post-retirement healthcare plans.
(b)“Other movements” include deferred tax relating to tax payable recognised by subsidiary holding companies on the profits of the equity accounted units to which it relates.
(c)Recognised deferred tax assets of US$1,293 million (2023: US$1,182 million) are subject to expiry if not recovered within certain time limits as specified in local tax legislation and investment agreements. Of those recognised assets, US$66 million (2023: US$nil) would expire within one year if not used, US$93 million (2023: US$140 million) would expire within one to
5 years, and US$1,134 million (2023: US$1,042 million) would expire in more than 5 years.
(d)Recognised and unrecognised deferred tax assets are shown in the table on page 195 and totalled US$9,994 million at 31 December 2024 (2023: US$10,040 million). Of this total,
US$4,016 million has been recognised as deferred tax assets (2023: US$3,624 million), leaving US$5,978 million (2023: US$6,416 million) unrecognised, as recovery is not considered probable.
(e)Deferred tax liabilities are not recognised on the unremitted earnings of subsidiaries and joint ventures totalling US$2,152 million (2023: US$2,249 million) where the Group is able to control the timing of the remittance and it is probable that there will be no remittance in the foreseeable future. If these earnings were remitted, tax of US$99 million (2023: US$110 million) would be payable.

Annual Report on Form 20-F 2024	194	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
15 Deferred taxation continued
Analysis of deferred tax
Deferred tax balances for which there is a right of offset within the same tax jurisdiction are presented net on the face of the balance sheet as required by IAS 12. The closing deferred tax assets and liabilities, prior to this offsetting of balances, are shown below.

	2024 US$m	2023 US$m
Deferred tax assets arising from:
Tax losses(a)	1,461	1,474
Provisions and other liabilities	4,710	3,835
Capital allowances	1,024	961
Post-retirement benefits	187	210
Unrealised exchange losses	157	194
Other temporary differences(b)	911	1,433
Total	8,450	8,107
Deferred tax liabilities arising from:
Capital allowances	(5,378)	(5,407)
Unremitted earnings(c)	(391)	(394)
Capitalised and accrued interest	(766)	(304)
Post-retirement benefits	(50)	(72)
Unrealised exchange gains	(13)	(15)
Other temporary differences	(471)	(875)
Total	(7,069)	(7,067)

Credited/(charged) to the income statement
Unrealised exchange losses	(11)	(2)
Tax losses	98	531
Provisions and other liabilities	785	133
Capital allowances	(323)	628
Tax on unremitted earnings	–	5
Post-retirement benefits	28	(48)
Other temporary differences	(184)	13
Total	393	1,260
(a)Recognised deferred tax assets of US$1,293 million (2023: US$1,182 million) are subject to expiry if not recovered within certain time limits as specified in local tax legislation and investment agreements. Of those recognised assets, US$66 million (2023: US$nil) would expire within one year if not used, US$93 million (2023: US$140 million) would expire within one to
5 years, and US$1,134 million (2023: US$1,042 million) would expire in more than 5 years.
(b)Other temporary differences include research and development, investment and other tax credits and allowances of US$540 million (2023: US$583 million).
(c)Deferred tax liabilities are not recognised on the unremitted earnings of subsidiaries and joint ventures totalling US$2,152 million (2023: US$2,249 million) where the Group is able to control the timing of the remittance and it is probable that there will be no remittance in the foreseeable future. If these earnings were remitted, tax of US$99 million (2023: US$110 million) would be payable.

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
The Mongolian Tax Authority has issued a number of tax assessments covering the fiscal years 2013 to 2020, the most recent of which was received in December 2023, which are inconsistent with the Oyu Tolgoi Investment Agreement and Mongolian legislation. The matters under dispute have been referred to international arbitration. Differences in interpretation of the Investment Agreement and Mongolian legislation could have a material impact on the amount and/or recovery of recognised deferred tax items, including tax losses. The arbitration process on matters of this complexity can typically take over 12 months to conclude.

Annual Report on Form 20-F 2024	195	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
15 Deferred taxation continued
Analysis of deferred tax assets
The recognised amounts in the table below do not include deferred tax assets that have been netted off against deferred tax liabilities.

	Recognised		Unrecognised
At 31 December	2024 US$m	2023 US$m	2024 US$m	2023 US$m
France	–	–	1,233	1,320
Canada	331	383	511	501
US(a)	262	204	926	977
Australia	1,132	991	563	842
Mongolia(b)	1,780	1,530	68	235
Other countries	511	516	2,677	2,541
Total(c)(d)	4,016	3,624	5,978	6,416
(a)Although our US Group companies expect to generate sufficient taxable profits to utilise existing Federal deferred tax assets, the application of the new Corporate Alternative Minimum Tax
(CAMT) rules has resulted in a position where the future tax benefit derived from utilisation of Federal deferred tax assets is limited and consequently these deferred tax assets are included as “unrecognised” in this table.
(b)Deferred tax assets in Mongolia include US$419 million (2023: US$310 million) from tax losses that expire if not recovered against taxable profits within 8 years. In addition, amounts have been recognised as deferred tax assets relating to anticipated future deductions. Tax losses and other deferred tax assets have been calculated in accordance with the Oyu Tolgoi
Investment Agreement and Mongolian legislation. The interpretation of the Investment Agreement by the Mongolian Tax Authority is under dispute and has been referred to international arbitration. Differences in interpretation of the Investment Agreement and Mongolian legislation could have a material impact on the amount and/or period of recovery of deferred tax assets.
(c)US$2,561 million (2023: US$2,455 million) of the unrecognised assets relate to realised or unrealised capital losses, the recovery of which depends on the existence of capital gains in future years. There are time limits, the shortest of which is one year, for the recovery of US$249 million of the unrecognised assets (2023: US$543 million).
(d)In addition to the unrecognised deferred tax assets in this table, the Group has accumulated UK foreign tax credits of US$1.4 billion (2023: US$1.3 billion). The credits are not refundable but would be available, if needed, to shelter any UK tax in respect of profits arising in the Escondida business.
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
realisable value is calculated on a discounted cash flow basis. Quantities of stockpiled ore are assessed primarily through surveys and assays.
Certain estimates, including expected metal recoveries, are calculated using available industry, engineering and scientific data, and are periodically reassessed, taking into account technical analysis and historical performance.

	2024 US$m	2023 US$m
Raw materials and purchased components	971	1,050
Consumable stores	1,560	1,520
Work in progress	1,931	2,467
Finished goods and goods for resale	1,620	1,836
Total inventories	6,082	6,873
Comprising:
Expected to be used within one year	5,860	6,659
Expected to be used after more than one year	222	214
Total inventories	6,082	6,873
During 2024, the Group recognised a net inventory write-off of US$49 million (2023: US$60 million write-off). This included inventory write-offs of
US$77 million (2023: US$94 million) partly offset by a write-back of previously written down inventory due to an increase in realisable values amounting to US$28 million (2023: US$34 million).
At 31 December 2024, US$947 million (2023: US$925 million) of inventories were pledged as security for liabilities.

Annual Report on Form 20-F 2024	196	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
17 Receivables and other assets
Recognition and measurement
Financial assets (except provisionally priced receivables) which are held under a hold to collect business model and have cash flows that meet the solely payments of principal and interest (SPPI) criteria are recognised at amortised cost. Provisionally priced receivables are measured at fair value through profit or loss with subsequent fair value gains or losses taken to the income statement.
As a part of our working capital management, we offer receivables factoring and letter of credit programs for our customers/receivables. For our receivables under letter of credit programs, the business model of "hold to collect" has not changed and these continue to be recognised at amortised cost as the sale of the letter of credit is made close to maturity of receivables and discounting costs are immaterial. The receivables under our global factoring program do not meet the "hold to collect" model and therefore are recognised at fair value through profit or loss and continue to be classified as trade receivables within operating cash flows. US$588 million of receivables (2023: US$475 million) are subject to our factoring program and
US$510 million (2023: US$372 million) of receivables subject to a letter of credit discounting program have been transferred to the participating banks and derecognised at the reporting date.

	2024			2023
	Non-current US$m	Current US$m	Total US$m	Non-current US$m	Current US$m	Total US$m
Trade receivables(a)	–	2,344	2,344	–	2,461	2,461
Other financial receivables(a)	355	643	998	234	548	782
Other receivables(b)	380	429	809	470	347	817
Prepayment of tolling charges to jointly controlled entities(c)	94	–	94	113	–	113
Pension surpluses (note 28)	405	–	405	466	–	466
Other prepayments	163	825	988	376	589	965
Total(d)	1,397	4,241	5,638	1,659	3,945	5,604
(a)At 31 December 2024, trade receivables and other financial receivables are stated net of allowances for expected credit losses of US$72 million (2023: US$82 million). We apply the
“simplified approach” to trade receivables and receivables relating to net investment in finance leases and a “general approach” to all other financial assets.
(b)At 31 December 2024, other receivables include US$333 million (2023: US$349 million) related to Energy Resources of Australia Ltd’s (ERA) deposit held in a trust fund which is controlled by the
Government of Australia. ERA are entitled to reimbursement from the fund once specific phases of rehabilitation relating to the Ranger Project are completed. The fund is outside the scope of IFRS 9.
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
18 Trade and other payables
Recognition and measurement
Trade payables are measured at amortised cost, with the exception of provisionally priced contracts which are held at fair value as per IFRS 9.

	2024			2023
	Non-current US$m	Current US$m	Total US$m	Non-current US$m	Current US$m	Total US$m
Trade payables	–	3,196	3,196	–	3,265	3,265
Other financial payables	188	1,192	1,380	238	913	1,151
Other payables	42	143	185	56	208	264
Deferred income(a)	118	338	456	103	280	383
Accruals	–	1,751	1,751	–	1,702	1,702
Employee entitlements	–	920	920	–	992	992
Royalties and mining taxes	2	622	624	3	868	871
Amounts owed to equity accounted units	193	16	209	196	10	206
Total	543	8,178	8,721	596	8,238	8,834
(a)Deferred income includes contract liabilities of US$358 million (2023: US$275 million).
The fair value of trade payables and financial instruments within other financial payables approximates their carrying value.
Supplier finance arrangements
The Group participates in supplier finance arrangements with designated banks whereby suppliers may elect to receive early payment of their invoice from a third-party bank by factoring their receivable from Rio Tinto. These arrangements do not modify the terms of the original liability with respect to either counterparty terms, settlement date or amount due. Although they are open to a wide range of suppliers, we typically see a take up for suppliers with payment terms ranging from 60 to 105 days, similar to the prior year. For comparable trade payables that are not part of supplier finance arrangements the range of payment terms are similar. Use of the early settlement facility is voluntary and at the suppliers' discretion on an invoice-by-invoice basis. Financial liabilities subject to supplier finance arrangements, therefore, continue to be classified as trade payables with cash outflows showing within operating cash flows. There were no significant non-cash changes in the carrying amount of the trade payables included in the Group's supplier finance arrangements.
As at 31 December 2024, the carrying value of the financial liabilities that are part of supplier finance arrangements presented within trade payables amounts to US$714 million (2023: US$821 million), of which US$603 million (2023: US$754 million) relates to amounts that suppliers have already received as payment from the banks on the reporting date.

Annual Report on Form 20-F 2024	197	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
Our capital and liquidity
Our overriding objective when managing capital and liquidity is to safeguard the business as a going concern. Capital is allocated in a consistent and disciplined manner. Essential capital expenditure remains our priority for capital allocation. It includes sustaining capital to ensure the integrity of our assets, high-returning replacement projects and decarbonisation investment. This is followed by ordinary dividends within our well-established returns policy. We then test investment in compelling growth projects against debt management and additional cash returns to shareholders.
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
We consider various financial metrics when managing our capital structure and liquidity risk, including total capital, net debt, gearing, the overall level of borrowings and their maturity profile, liquidity levels, future cash flows, underlying EBITDA and interest cover ratios.
Our total capital as at 31 December is shown in the table below.

	Note	2024 US$m	2023 US$m
Equity attributable to owners of Rio Tinto (see consolidated balance sheet)		55,246	54,586
Equity attributable to non-controlling interests (see consolidated balance sheet)		2,719	1,755
Net debt	19	5,491	4,231
Total capital		63,456	60,572
We have access to various forms of financing including corporate bonds issued in debt capital markets through our US Shelf and European
Medium Term Note Programmes, commercial paper, project finance, bank loans and credit facilities.
In November 2024, we entered into a US$7 billion bridge facility to support the funding required for the proposed acquisition of Arcadium Lithium, which is expected to close in March 2025 (refer to note 5 for details). The Group also has an existing US$7.5 billion multi-currency revolving credit facility which matures in November 2028. Both facilities remained undrawn throughout the year. At 31 December 2024, the Group’s subsidiaries had available in aggregate US$738 million (2023: US$558 million) of committed borrowing facilities; these amounts are available for use by the respective holders of each facility only and are not available for use across the Group.
Our credit ratings as at 31 December, as provided by Standard & Poor’s and Moody’s Investor Services, were:

	2024	2023
Long-term rating	A/A1	A/A1
Short-term rating	A-1/P-1	A-1/P-1
Outlook	Stable/Stable	Stable/Stable
Our unified credit status is maintained through cross guarantees, which mean the contractual obligations of Rio Tinto plc and Rio Tinto Limited are automatically guaranteed by the other.
Financial liability analysis
In the table below, we summarise the maturity profile of our financial liabilities on our balance sheet based on contractual undiscounted payments as at 31 December. When the amount payable is not fixed, the amount disclosed is determined by reference to the conditions existing at the end of the reporting period. This will, therefore, not necessarily agree with the amounts disclosed as the carrying value.

	2024					2023
(Outflows)/Inflows	Within 1 year or on demand US$m	Between 1 and 2 years US$m	Between 2 and 5 years US$m	After 5 years US$m	Total US$m	Within 1 year or on demand US$m	Between 1 and 2 years US$m	Between 2 and 5 years US$m	After 5 years US$m	Total US$m
Non-derivative financial liabilities
Trade and other financial payables(a)	(6,032)	(30)	(43)	(307)	(6,412)	(5,769)	(57)	(68)	(308)	(6,202)
Expected lease liability payments	(398)	(306)	(488)	(551)	(1,743)	(385)	(285)	(442)	(574)	(1,686)
Borrowings before swaps	(185)	(630)	(3,007)	(8,854)	(12,676)	(845)	(17)	(2,385)	(10,011)	(13,258)
Expected future interest payments(a)	(748)	(729)	(1,873)	(4,260)	(7,610)	(803)	(781)	(2,156)	(4,886)	(8,626)
Other financial liabilities	–	–	–	–	–	(4)	–	–	–	(4)
Derivative financial liabilities(b)
Derivatives related to net debt – net settled	(78)	(50)	(86)	(17)	(231)	(161)	(87)	(163)	–	(411)
Derivatives related to net debt – gross settled(a)
–gross inflows	13	25	701	–	739	502	26	77	664	1,269
–gross outflows	(34)	(34)	(909)	–	(977)	(620)	(34)	(102)	(841)	(1,597)
Derivatives not related to net debt – net settled	(81)	(33)	(117)	(149)	(380)	(76)	(54)	(124)	(54)	(308)
Derivatives not related to net debt – gross settled
–gross inflows	240	–	–	–	240	499	–	–	–	499
–gross outflows	(240)	–	–	–	(240)	(501)	–	–	–	(501)
Total	(7,543)	(1,787)	(5,822)	(14,138)	(29,290)	(8,163)	(1,289)	(5,363)	(16,010)	(30,825)
(a)The interest payable at the year-end is removed from trade and other financial payables and shown within expected future interest payments and derivatives related to net debt. Interest payments have been projected using interest rates applicable at the end of the applicable financial year. Where debt is subject to variable interest rates, future interest payments are subject to change in line with market rates.
(b)The maturity grouping is based on the earliest payment date.
Our weighted average debt maturity including leases and derivatives related to debt was approximately 11 years (2023: 12 years).

Annual Report on Form 20-F 2024	198	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
19 Net debt
Analysis of changes in net debt

	2024
	Financial liabilities
	Borrowings excluding overdrafts (note 20)(a) US$m	Lease liabilities (note 21)(b) US$m	Derivatives related to net debt (note 23)(c) US$m	Cash and cash equivalents including overdrafts (note 22)(a) US$m	Other investments (note 23)(d) US$m	Net debt US$m
At 1 January	(13,000)	(1,351)	(429)	9,672	877	(4,231)
Foreign exchange adjustment	57	69	(30)	(99)	(1)	(4)
Cash movements excluding exchange movements	494	455	104	(1,089)	(675)	(711)
Other non-cash movements	18	(586)	12	–	11	(545)
At 31 December	(12,431)	(1,413)	(343)	8,484	212	(5,491)

	2023
	Financial liabilities			Other assets
	Borrowings excluding overdrafts (note 20)(a) US$m	Lease liabilities (note 21)(b) US$m	Derivatives related to net debt (note 23)(c) US$m	Cash and cash equivalents including overdrafts (note 22)(a) US$m	Other investments (note 23)(d) US$m	Net debt US$m
At 1 January	(11,070)	(1,200)	(690)	6,774	1,998	(4,188)
Foreign exchange adjustment	(87)	(21)	62	(23)	–	(69)
Cash movements excluding exchange movements	(1,523)	426	(4)	2,921	(1,157)	663
Other non-cash movements	(320)	(556)	203	–	36	(637)
At 31 December	(13,000)	(1,351)	(429)	9,672	877	(4,231)
(a)Borrowings excluding overdrafts of US$12,431 million (2023:US$13,000 million) differs from Borrowings on the balance sheet as it excludes bank overdrafts of US$11 million
(2023: US$1 million) which has been included in cash and cash equivalents for the net debt reconciliation.
(b)Other non-cash movements in lease liabilities include the net impact of additions, modifications and terminations during the period.
(c)Included within “Derivatives related to net debt” are interest rate and cross-currency interest rate swaps that are in hedge relationships with the Group's debt.
(d)Other investments includes US$212 million (2023: US$877 million) of highly liquid financial assets held in a separately managed portfolio of fixed income instruments classified as held for trading.
The table below summarises, by currency, our net debt, after taking into account relevant cross-currency interest rate swaps and foreign exchange contracts:

	2024						2023
Net debt by currency	Borrowings excluding overdrafts US$m	Lease liabilities US$m	Derivatives related to net debt US$m	Cash and cash equivalents US$m	Other investments US$m	Net debt US$m	Net debt US$m
US dollar	(12,181)	(539)	(343)	7,108	212	(5,743)	(4,033)
Australian dollar	(92)	(501)	–	721	–	128	(186)
Canadian dollar	(158)	(158)	–	81	–	(235)	(247)
South African rand	–	(2)	–	167	–	165	130
Other	–	(213)	–	407	–	194	105
Total	(12,431)	(1,413)	(343)	8,484	212	(5,491)	(4,231)
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
We have designated the swaps to be in fair value hedge relationships with the corresponding period of future interest payments of the respective debt.
Where we borrow non-US denominated debt, we generally enter into cross-currency interest rate swaps to convert the principal and fixed interest coupon to a USD nominal with a USD interest coupon.

Annual Report on Form 20-F 2024	199	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
20 Borrowings continued
Borrowings
The characteristics and carrying value of the Group’s borrowings at 31 December are summarised below.

	Carrying value 2024 US$m	Carrying value 2023 US$m	Nominal value of hedged item 2024 US$m	Nominal value of hedged item 2023 US$m	Weighted average interest rate after swaps (where applicable)(b)	Swap maturity (where applicable)
Rio Tinto Finance plc Euro Bonds 2.875% due 2024(a)(b)(c)	–	452	–	463
Rio Tinto Finance (USA) Limited Bonds 7.125% due 2028(a)(b)	780	804	750	750	3 month SOFR +3.54%	2028
Alcan Inc. Debentures 7.25% due 2028(a)(d)	101	99	100	100	6 month SOFR +3.33%	2028
Rio Tinto Finance plc Sterling Bonds 4.0% due 2029(a)(b)(e)(f)	624	611	–	639
Alcan Inc. Debentures 7.25% due 2031(a)(b)	402	392	400	400	3 month SOFR +5.98%	2025
Rio Tinto Finance (USA) plc Bonds 5.0% due 2033(a)(g)	646	646	650	–	6 month SOFR + 0.96%	2026/ 2033
Alcan Inc. Global Notes 6.125% due 2033(a)(b)	731	699	750	750	3 month SOFR +5.93%	2025
Alcan Inc. Global Notes 5.75% due 2035(a)(b)	287	274	300	300	3 month SOFR +5.44%	2025
Rio Tinto Finance (USA) Limited Bonds 5.2% due 2040(a)(b)(h)	1,142	1,158	1,150	200	6 month SOFR +1.18%	2033
Rio Tinto Finance (USA) plc Bonds 4.75% due 2042(a)(i)	492	492	500	–	6 month SOFR + 0.65%	2026
Rio Tinto Finance (USA) plc Bonds 4.125% due 2042	732	731	–	–
Rio Tinto Finance (USA) Limited Bonds 2.75% due 2051(a)(b)	1,103	1,098	1,250	1,250	6 month SOFR +1.57%	2028
Rio Tinto Finance (USA) plc Bonds 5.125% due 2053(a)	1,097	1,151	1,100	1,100	6 month SOFR +0.76%	2033
Oyu Tolgoi LLC MIGA Insured Loan SOFR plus 2.65% due 2032(j)(k)	603	602	–	–
Oyu Tolgoi LLC Commercial Banks “B Loan” SOFR plus 3.4% due 2032(j)(k)	1,392	1,392	–	–
Oyu Tolgoi LLC Export Credit Agencies Loan 4.72% due 2033(j)(k)	249	248	–	–
Oyu Tolgoi LLC Export Credit Agencies Loan SOFR plus 3.65% due 2034(j)(k)	816	816	–	–
Oyu Tolgoi LLC International Financial Institutions “A Loan” SOFR plus 3.78% due 2035(j)(k)	792	792	–	–
Other secured loans	93	144
Other unsecured loans	349	399
Bank overdrafts	11	1
Total borrowings(l)	12,442	13,001
Comprising:
Current borrowings	180	824
Non-current borrowings	12,262	12,177
Total borrowings(l)	12,442	13,001
(a)The fair value movements of our borrowings and interest rate swaps that are in fair value hedge relationships are included in note 9.
(b)The LIBOR reference rates derivatives were transitioned to Secured Overnight Financing Rate (SOFR) with effect from 1 July 2023 in accordance with International Swaps and Derivatives
Association (ISDA) Fallback Protocol. Weighted average interest rate after swaps for 2023 can be found in note 20 to the Financial Statements in our 2023 Annual Report.
(c)On 11 December 2024 we repaid our €417 million (nominal value) Rio Tinto Finance plc Euro Bonds on their maturity. The cash outflow relating to the repayment of the bonds and the realised loss on the derivatives have been recognised within "Repayment of borrowings and associated derivatives" in the Group cash flow statement and totalled US$546 million.
(d)In November 2024, our interest rate swap which converted our fixed coupon interest payments on this bond to 3 month SOFR +5.69%, matured. We entered into a new interest rate swap to convert our fixed coupon interest payments on this bond to 6 month SOFR + 3.33%.
(e)Rio Tinto has a US$10 billion (2023: US$10 billion) European Medium Term Note Program against which the cumulative amount utilised was US$626 million equivalent at 31 December
2024 (2023: US$1,102 million). The carrying value of these bonds after hedge accounting adjustments amounted to US$624 million (2023: US$1,063 million) in aggregate.
(f).We applied cash flow hedge accounting to this bond and the corresponding cross currency interest rate swap. The hedge is fully effective as the notional amount, maturity, payment and reset dates match. In 2019, we swapped the resulting fixed US dollar annual interest coupon payments to floating rates. Fair value hedge accounting has been applied to this relationship in addition to the pre-existing cash flow hedge. In December 2024, our existing interest rate swap on this bond matured, therefore, the bond is no longer in a hedged position.
(g)In April and October 2024 we entered into new interest rate swaps to convert our fixed coupon on this bond to 6 month SOFR +0.96%.
(h)In February, March and April 2024 we entered into a new interest rate swap to convert our fixed coupon on this bond to 6 month SOFR +1.18%.
(i)In December 2024 we entered into a new interest rate swaps to convert our fixed coupon on this bond to 6 month SOFR +0.65%.
(j)These borrowings relate to the Oyu Tolgoi LLC project finance facility and the due dates stated represent the final repayment date. The interest rates stated are pre-completion and will increase by 1.2% post-completion, which is expected to take place in 2029 subject to meeting certain conditions. Refer below on the refinancing of the facility made during 2023.
(k)Our bank borrowings in Oyu Tolgoi (OT) are subject to financial covenants which require that OT maintains a certain level of debt-equity ratio and a debt service coverage ratio. These covenants are tested at the end of each month. Based on our forecasting, we consider this risk of non-compliance with these covenants to be remote.
(l)The Group’s borrowings of US$12,442 million (2023: US$13,001 million) include US$3,945 million (2023: US$3,994 million) of subsidiary entity borrowings that are subject to various financial and general covenants with which the respective borrowers were in compliance as at 31 December 2024 and are expected to be in compliance within 12 months after the reporting date. The non-compliance with these covenants, if not remediated, would permit the lender to immediately call the loan and borrowings.
In the prior year, we refinanced the Oyu Tolgoi project finance with a syndicate of international financial institutions, export credit agencies and commercial lenders. The lenders agreed to a deferral of the principal repayments by 3 years to June 2026 and to an extension of the final maturity date by 5 years from 2030 to 2035. As part of refinancing, the debt transitioned to the SOFR benchmark to which we applied the Phase
2 IBOR reform relief under IFRS 9. The refinancing did not result in a derecognition of the drawn down amount, however we recognised an accounting loss on modification of US$123 million related to changes other than the benchmark transition and capitalised transaction costs incurred of US$50 million.

Annual Report on Form 20-F 2024	200	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
21 Leases
Recognition and measurement
IFRS 16 applies to the recognition, measurement, presentation and disclosure of leases. Certain leases are exempt from the standard, including leases to explore for or use minerals, oil, natural gas and similar non-regenerative resources. We apply the scope exemptions in paragraphs 3(e) and
4 of IFRS 16 and do not apply the standard to leases of any assets which would otherwise fall within the scope of IAS 38 “Intangible Assets”.
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

Other relevant judgements - accounting for renewable power purchase agreements
We have to apply judgement for certain contractual arrangements, such as renewable energy power purchase agreements (PPAs), in evaluating whether we have the right to obtain substantially all of the economic benefits from the use of the renewable energy assets, including the right to obtain physical energy these assets generate. Based on our evaluation, we determine whether an arrangement is a lease, an executory contract or a derivative. An immaterial amount was recognised as a lease at 31 December 2024 for a fixed component of the QMM renewable PPA. The Amrun PPA is a lease, which has not yet commenced and is included in capital commitments (note 37).

Lessee arrangements
We have made the following payments during the year associated with leases:

Description of payment	Included within	2024 US$m	2023 US$m
Principal lease payments	Cash flows from financing activities	455	426
Interest payments on leases	Cash flows from operating activities	67	50
Payments for short-term leases	Net operating costs	217	269
Payments for variable lease components	Net operating costs	46	40
Payments for low value leases (>12 months in duration)	Net operating costs	3	3
Total lease payments		788	788
Lease liabilities
The maturity profile of lease liabilities recognised at 31 December is:

	2024 US$m	2023 US$m
Lease liabilities
Due within 1 year	398	385
Between 1 and 3 years	513	457
Between 3 and 5 years	281	270
More than 5 years	551	574
Total undiscounted cash payments expected to be made	1,743	1,686
Effect of discounting	(330)	(335)
Present value of minimum lease payments	1,413	1,351
Comprising:
Current lease liabilities per the balance sheet	354	345
Non-current lease liabilities per the balance sheet	1,059	1,006
Total lease liabilities	1,413	1,351
At 31 December 2024, commitments for leases not yet commenced were US$405 million (2023: US$308 million) and commitments relating to short-term leases which had already commenced were US$182 million (2023: US$164 million). These commitments are not included in the maturity profile table above.

Annual Report on Form 20-F 2024	201	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
22 Cash and cash equivalents
Recognition and measurement
For the purpose of the balance sheet, cash and cash equivalents covers cash on hand, deposits held with banks, and short-term, highly liquid investments (mainly money market funds and reverse repurchase agreements) that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. Bank overdrafts are shown as current liabilities on the balance sheet. For the purposes of the cash flow statement, cash and cash equivalents are shown net of overdrafts.

	Note	2024 US$m	2023 US$m
Cash at bank and in hand		2,330	1,843
Money market funds, reverse repurchase agreements and other cash equivalents		6,165	7,830
Total cash and cash equivalents per consolidated balance sheet		8,495	9,673
Bank overdrafts repayable on demand (unsecured)	20	(11)	(1)
Total cash and cash equivalents per consolidated cash flow statement		8,484	9,672
Restricted cash and cash equivalent analysis
Cash and cash equivalents of US$515 million (2023: US$422 million) are held in countries where there are restrictions on remittances. Of this balance, US$194 million (2023: US$156 million) could be used to repay subsidiaries’ third-party borrowings.
There are also restrictions on a further US$1,150 million (2023: US$553 million) of cash and cash equivalents, the majority of which is held by partially owned subsidiaries and is not available for use in the wider Group due to legal and contractual restrictions currently in place. Of this balance US$157 million (2023: US$129 million) could be used to repay these subsidiaries’ third-party borrowings.
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
23 Other financial assets and liabilities
Recognition and measurement
Derivatives are measured at fair value through profit or loss unless they are designated as hedging instruments. For details about our hedging strategy and risks, refer to note 24. The Group has made an irrevocable choice to measure investments in equity shares at fair value through other comprehensive income (FVOCI) except for those held for trading purposes.
Other financial assets

	2024			2023
	Non-current US$m	Current US$m	Total US$m	Non-current US$m	Current US$m	Total US$m
Derivatives not related to net debt	39	49	88	14	40	54
Derivatives related to net debt	24	–	24	87	–	87
Equity shares and quoted funds	255	24	279	163	18	181
Other investments, including loans(a)	263	346	609	217	1,060	1,277
Loans to equity accounted units(b)	509	–	509	–	–	–
Total other financial assets	1,090	419	1,509	481	1,118	1,599
(a)Current “Other investments, including loans” includes US$212 million (2023: US$877 million) of highly liquid financial assets held in a separately managed portfolio of fixed income instruments classified as held for trading and included within our net debt definition.
(b)This relates to loans of US$534 million due from WCS Rail and Port entities, net of expected credit loss.
Credit risk related to other financial assets
Our Treasury team manages credit risk in relation to applicable other financial assets in accordance with our counterparty credit framework
(which is reviewed biannually) to minimise our counterparty risk and mitigate financial loss through counterparty failure. Derivatives and investments with any given counterparty are required to be within the credit limit (based on a quantitative credit risk model) for that counterparty as approved by the Group’s Financial Risk Management Committee. Our investments are dictated by the Group’s investment policy which sets out a number of criteria for eligible investments, including credit quality, duration, maturity and concentration limits.
Other financial liabilities

	2024			2023
	Non-current US$m	Current US$m	Total US$m	Non-current US$m	Current US$m	Total US$m
Derivatives not related to net debt	252	84	336	198	68	266
Derivatives related to net debt	339	28	367	315	201	516
Other financial liabilities	–	–	–	–	4	4
Total other financial liabilities	591	112	703	513	273	786

Annual Report on Form 20-F 2024	202	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
23 Other financial assets and liabilities continued
Offsetting and enforceable master netting agreements
When we have a legally enforceable right to set-off our financial assets and liabilities and an intention to settle on a net basis, or realise the asset and settle the liability simultaneously, we report the net amount in the consolidated balance sheet. Agreements with derivative counterparties are based on the International Swaps and Derivatives Association master netting agreements that do not meet the criteria for offsetting, but allow for the related amounts to be set-off in certain circumstances. During the year, there were no material amounts offset in the balance sheet.
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
(i) Capital and liquidity risk
Our capital and liquidity risk arises from the possibility that we may not be able to settle or meet our obligations as they fall due. Refer to our capital and liquidity section on page 197.
As disclosed in note 18, under the supplier finance arrangements, the Group makes payments to participating banks on the same date as stated
on the vendor’s invoice, and as such these arrangements do not give rise to additional liquidity risk.
(ii) Credit risk
Credit risk is the risk that our customers, or institutions that we hold investments with, are unable to meet their contractual obligations. We are exposed to credit risk in our operating activities (primarily from customer trade receivables); and from our investing activities that include government securities (primarily US Government), corporate and asset-backed securities, reverse repurchase agreements, money market funds, and balances with banks and financial institutions. Refer to note 17, note 22 and note 23 for an understanding of the size of, and the credit risk related to, each balance.
(iii) Interest rate risk
Our interest rate management policy is generally to borrow and invest at floating interest rates. However, we may elect to maintain a proportion of fixed-rate funding after considering market conditions, the cost and form of funding and other related factors. After the impact of hedging, 76%
(2023: 68%) of our borrowings (including leases) were at floating rates. To understand how we manage interest rate risk, refer to note 20.

Annual Report on Form 20-F 2024	203	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
24 Financial instruments and risk management continued
Sensitivity to interest rate changes
Based on our floating rate financial instruments outstanding at 31 December 2024, the effect on our net earnings of a 100 basis point increase in
US dollar Secured Overnight Financing Rate (SOFR) interest rates, with all other variables held constant, would be an expense of US$23 million
(2023: US$5 million). This reflects the net debt position in 2024 and 2023.
We are also exposed to interest rate volatility within shareholders’ equity. This is because we have designated some cross-currency interest rate swaps to be in a cash flow hedge relationship with our 2029 British pound sterling (GBP) loan. As we receive fixed GBP interest and pay fixed
USD interest, any change in the GBP interest rate or the USD interest rate will have an impact on the fair value of the derivative within shareholders’ equity. With all factors remaining constant, a 100 basis point increase in interest rates in each of the currencies in isolation would impact equity, before tax, by a charge of US$27 million (2023: US$33 million) for GBP and a credit of US$35 million (2023: US$42 million) for
USD. A 100 basis point decrease would have broadly the same impact in the opposite direction.
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
At 31 December 2024, we had 186 million pounds of copper sales (31 December 2023: 92 million pounds) which were provisionally priced at
US 397 cents per pound (2023: US 387 cents per pound). The final price of these sales will be determined during the first half of 2025. A 10%
change in the price of copper realised on the provisionally priced sales, with all other factors held constant, would increase or reduce net earnings by US$46 million (2023: US$22 million).
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
In accordance with IFRS 9, we apply hedge accounting to 2 embedded derivatives within our power contracts. The embedded derivatives
(nominal aluminium forward sales) have been designated as the hedging instrument. The forecast aluminium sales, priced using the LME price and the Midwest premium, represent the hedged item.
The hedging ratio is 1:1, as the quantity of sales designated as being hedged matches the notional amount of the hedging instrument. The hedging instrument’s nominal amount, expressed in equivalent metric tonnes of aluminium, is derived from our expected electricity consumption under the power contracts as well as other relevant contract parameters.
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
Sources of ineffectiveness include differences in the timing of the cash flows between the hedged item and the hedging instrument, non-zero initial fair value of the hedging instrument, the existence of a cap on the Midwest premium in the hedging instrument and counterparty credit risk.
We held the following nominal aluminium forward sales contracts embedded in the power contracts as at 31 December:

	2024				2023
	Within 1 year	Between 1 and 5 years	Between 5 and 10 years	Total	Within 1 year	Between 1 and 5 years	Between 5 and 10 years	Total
Nominal amount (tonnes)	73,117	286,455	—	359,572	72,617	289,801	66,268	428,686
Nominal amount (US$ millions)	174	716	—	890	169	711	170	1,050
Average hedged rate (US$ per tonne)	2,382	2,498	—	2,474	2,331	2,452	2,564	2,449

Annual Report on Form 20-F 2024	204	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
24 Financial instruments and risk management continued
The impact on our financial statements of these hedging instruments and hedging items are:

	Aluminium embedded derivatives separated from the power contract (hedging instrument)(a)			Highly probable forecast aluminium sales (hedged item)
	Nominal US$m	Carrying amount US$m	Change in fair value in the period US$m	Cash flow hedge reserve(b) US$m	Change in fair value in the period US$m	Total hedging gains/(losses) recognised in reserves US$m	Hedge ineffective- ness in the period (losses)/ gains(c) US$m	Losses/ (gains) reclassified from reserves to income statement(d) US$m
2024	890	(113)	42	(39)	(26)	42	–	5
2023	1,050	(174)	3	(91)	(16)	(1)	4	(2)
(a)Aluminium embedded derivatives (forward contracts and options) are contained within certain aluminium smelter electricity purchase contracts. The carrying amount of US$113 million (2023:
US$174 million) is shown within “Other financial assets and liabilities”.
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
There was no cost of hedging recognised in 2024 (2023: no cost) relating to this hedging relationship.
Sensitivity analysis
Our commodity derivatives are impacted by changes in market prices. The table below summarises the impact that changes in aluminium market prices have on aluminium forward and option contracts embedded in power supply agreements outstanding at 31 December 2024. Any change in price will result in an offsetting change in our future earnings.

	Change in market prices	2024 US$m	2023 US$m
Effect on net earnings	+10%	(42)	(52)
	(10)%	69	67
Effect on equity	+10%	(68)	(81)
	(10)%	42	70
We exclude our “own use contracts” from this sensitivity analysis as they are outside the scope of IFRS 9. Our business units continue to hold these types of contracts to satisfy their expected purchase, sale or usage requirements.

Impact of climate change on our business - renewable power purchase agreements in Queensland, New Zealand and the USA
As part of the program to develop renewable energy solutions for our Queensland aluminium assets, in 2023 and 2024, we entered into long-term renewable 2.2GW PPAs to buy renewable electricity and associated carbon credits to be generated in the future from the Upper Calliope solar farm and the Bungaban wind farm. In 2024, our New Zealand Aluminium Smelters signed long term PPAs with electricity generators for a total of 572MW of hydro electricity. We also signed a PPA with the Monte Cristo wind farm in the US. These contracts are recorded as derivatives, with net unrealised losses of US$111 million recognised in the current year (2023: US$nil) and require complex derivative measurement over the contract’s term categorised under level 3 with significant unobservable inputs related to future energy prices. A 10% increase in forecast electricity prices over the remaining term of the contracts would result in a US$499 million increase in fair value and a 10% decrease in forecast electricity prices would result in a US$500 million decrease in fair value.

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
In most cases, our debt and other financial assets and liabilities, including intragroup balances, are held in the functional currency of the relevant subsidiary. There are instances where these balances are held in currencies other than the functional currency of the relevant subsidiary. This means we recognise exchange gains and losses in our income statement (except where they can be taken to equity) as these balances are translated into the functional currency of the relevant subsidiary. Our income statement also includes exchange gains and losses arising on USD net debt and intragroup balances. On consolidation, these balances are retranslated to our USD presentational currency and there is a corresponding and offsetting exchange difference recognised directly in the currency translation reserve. There is no impact on total equity.
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

Annual Report on Form 20-F 2024	205	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
24 Financial instruments and risk management continued
Sensitivity analysis
The table below shows the estimated retranslation effect on financial assets and financial liabilities at 31 December, including intragroup balances, of a 10% strengthening in the closing exchange rate of the USD against significant currencies. We deem 10% to be the annual exchange rate movement that is reasonably probable (on an annual basis over the long run) for any of our significant currencies and therefore an appropriate representation for the sensitivity analysis.

	2024			2023
Currency exposure	Closing exchange rate US cents	Effect on net earnings US$m	Impact directly on equity US$m	Closing exchange rate US cents	Effect on net earnings US$m	Impact directly on equity US$m
Australian dollar	62	391	(977)	69	228	(1,036)
Canadian dollar	70	(362)	–	76	(361)	–
We calculate sensitivities in relation to the functional currencies of our individual entities. We translate the impact of these on net earnings into
USD at the exchange rates on which the sensitivities are based. The impact to net earnings associated with a 10% weakening of a particular currency, shown above, is broadly offset within equity through movements in the currency translation reserve and therefore generally has no impact on our net assets. The offsetting currency translation movement is not shown in the table above. The impact is expressed in terms of the effect on net earnings and equity, assuming that each exchange rate moves in isolation. The sensitivities are based on financial assets and financial liabilities held at 31 December, where balances are not denominated in the functional currency of the subsidiary or joint operation, and exclude financial assets and liabilities held by equity accounted units. These balances will not remain constant throughout 2025 and, therefore, this illustrative information should be used with caution.
Valuation hierarchy of financial instruments carried at fair value on a recurring basis
The table below shows the classifications of our financial instruments by valuation method in accordance with IFRS 13 “Fair Value
Measurement” at 31 December.
All instruments shown as being held at fair value have been classified as fair value through the profit and loss unless specifically footnoted.

		2024					2023
		Held at fair value			Held at amortised cost US$m	Total US$m	Held at fair value			Held at amortised cost US$m	Total US$m
	Note	Level 1(a) US$m	Level 2(b) US$m	Level 3(c) US$m			Level 1(a) US$m	Level 2(b) US$m	Level 3(c) US$m
Assets
Cash and cash equivalents(d)	22	4,893	–	–	3,602	8,495	2,722	–	–	6,951	9,673
Investments in equity shares and funds(e)	23	96	–	183	–	279	85	–	96	–	181
Other investments, including loans(f)	23	230	–	275	104	609	896	–	228	153	1,277
Trade and other financial receivables(g)	17	15	1,379	–	1,948	3,342	9	1,383	–	1,851	3,243
Loans to equity accounted units	23	–	–	–	509	509	–	–	–	–	–
Forward contracts and option contracts: designated as hedges(h)	23	–	–	27	–	27	–	–	–	–	–
Forward, option and embedded derivatives contracts, not designated as hedges(h)	23	–	42	19	–	61	–	28	26	–	54
Derivatives related to net debt(i)	23	–	24	–	–	24	–	87	–	–	87

Liabilities
Trade and other financial payables(j)	18	–	(144)	–	(6,392)	(6,536)	–	(47)	–	(6,277)	(6,324)
Forward, option and embedded derivatives contracts, designated as hedges(h)	23	–	–	(180)	–	(180)	–	–	(174)	–	(174)
Forward, option and embedded derivatives contracts, not designated as hedges(h)	23	–	(48)	(108)	–	(156)	–	(63)	(29)	–	(92)
Derivatives related to net debt(i)	23	–	(367)	–	–	(367)	–	(516)	–	–	(516)
(a)Valuation is based on unadjusted quoted prices in active markets for identical financial instruments.
(b)Valuation is based on inputs that are observable for the financial instruments, which include quoted prices for similar instruments or identical instruments in markets which are not considered to be active, or inputs, either directly or indirectly based on observable market data.

Annual Report on Form 20-F 2024	206	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
24 Financial instruments and risk management continued
(c)Valuation is based on inputs that cannot be observed using market data (unobservable inputs). The change in valuation of our level 3 instruments for the year to 31 December is as follows.

	2024	2023
Level 3 financial assets and liabilities	US$m	US$m
Opening balance	147	131
Currency translation adjustments	(12)	(2)
Total realised gains/(losses) included in:
– consolidated sales revenue	–	12
– net operating costs	(32)	(18)
Total unrealised gains included in:
– net operating costs	22	43
Total unrealised gains/(losses) transferred into other comprehensive income through cash flow hedges	34	(1)
Additions to financial assets	88	29
Disposals/maturity of financial instruments	(31)	(47)
Closing balance	216	147
Net gains included in the income statement for assets and liabilities held at year end	3	31
(d)Our Cash and cash equivalents of US$8,495 million (2023: US$9,673 million), includes US$4,893 million (2023: US$2,722 million) relating to money market funds which are treated as
FVTPL under IFRS 9 with the fair value movements reported as finance income.
(e)Investments in equity shares and funds include US$221 million (2023: US$157 million) of equity shares, not held for trading, where we have irrevocably elected to present fair value gains and losses on revaluation in other comprehensive income. The election is made at an individual investment level.
(f)Other investments, including loans, covers cash deposits in rehabilitation funds, government bonds, managed investment funds and royalty receivables.
(g)Trade receivables include provisionally priced invoices. The related revenue is initially based on forward market selling prices for the quotation periods stipulated in the contracts with changes between the provisional price and the final price recorded separately within “Other revenue”. The selling price can be measured reliably for the Group's products, as it operates in active and freely traded commodity markets. At 31 December 2024, US$1,374 million (2023: US$1,362 million) of provisionally priced receivables were recognised.
(h)Level 3 derivatives mainly consist of derivatives embedded in electricity purchase contracts linked to the LME, midwest premium and billet premium with terms expiring between 2025 and
2036 (2023: 2025 and 2036). Derivatives related to renewable power purchase agreements are linked to forward electricity prices with terms expiring between 2026 and 2054.
(i)Net debt derivatives include interest rate swaps and cross-currency swaps. As part of the International Swaps and Derivatives Association (ISDA) Fallbacks Protocol, on 1 July 2023 we
completed the transition of our US LIBOR derivatives to SOFR on cessation of US LIBOR at 30 June 2023. There was no impact on our hedging arrangements after taking into account the
IFRS 9 IBOR reform reliefs.
(j)Trade and other financial payables comprise trade payables, other financial payables, accruals and amounts due to equity accounted units within note 18.
There were no material transfers between level 1 and level 2, or between level 2 and level 3 in the current or prior year.
Valuation techniques and inputs
The techniques used to value our more significant fair value assets/(liabilities) categorised under level 2 and level 3 are summarised below:

	2024	2023
Description	Fair value US$m	Fair value US$m	Valuation technique	Significant inputs
Level 2
Interest rate swaps	(156)	(163)	Discounted cash flows	–Applicable market quoted swap yield curves –Credit default spread
Cross-currency interest rate swaps	(187)	(266)	Discounted cash flows	–Applicable market quoted swap yield curves –Credit default spread –Market quoted FX rate
Provisionally priced receivables	1,374	1,362	Closely related listed product	–Applicable forward quoted metal price
Level 3
Renewable power purchase agreements	(111)	–	Discounted cash flows	–Forward electricity price –Energy volume
Derivatives embedded in electricity contracts	(132)	(186)	Option pricing model	–LME forward aluminium price –Midwest premium and billet premium
Royalty receivables	252	214	Discounted cash flows	–Forward commodity price –Mine production
Sensitivity analysis in respect of level 3 financial instruments
For assets/(liabilities) classified under level 3, the effect of changing the significant unobservable inputs on carrying value has been calculated using a movement that we deem to be reasonably probable.
Net derivative liabilities related to our renewable power purchase agreements have a fair value of US$111 million at 31 December 2024 (2023:
nil). The fair value is calculated as the present value of the future contracted cash flows using risk-adjusted forecast prices including credit adjustments. A 10% increase in forecast electricity prices over the remaining term of the contracts would result in a US$499 million increase in fair value and a 10% decrease in forecast electricity prices would result in a US$500 million decrease in fair value.
To value long-term aluminium embedded power derivatives, we use unobservable inputs when the term of the derivative extends beyond observable market prices. Changing the level 3 inputs to reasonably possible alternative assumptions does not change the fair value significantly, taking into account the expected remaining term of contracts for either reported period. The fair value of these derivatives is a net liability of US$132 million at 31 December 2024 (2023: US$186 million).

Annual Report on Form 20-F 2024	207	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
24 Financial instruments and risk management continued

Impact of climate change on our business - coal royalty receivables
At 31 December 2024, royalty receivables include amounts arising from our divested coal businesses with a carrying value of US$252 million
(2023: US$214 million). These are classified as “Other investments, including loans” within note 23. The fair values are determined using level 3 unobservable inputs. These royalty receivables include US$96 million from forecast production beyond 2030. These have not been adjusted for potential changes in production rates that could occur due to climate change targets impacting the operator.
The main unobservable input is the long-term coal price used over the life of these royalty receivables. A 15% increase in the coal spot price would result in a US$24 million increase (2023: US$64 million) in the carrying value. A 15% decrease in the coal spot price would result in a
US$61 million decrease (2023: US$39 million) in the carrying value. We have used a 15% assumption to calculate our exposure as it represents the annual coal price movement that we deem to be reasonably probable (on an annual basis over the long run).

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

	2024		2023
	Carrying value US$m	Fair value US$m	Carrying value US$m	Fair value US$m
Listed bonds	8,137	7,702	8,607	8,672
Oyu Tolgoi project finance	3,852	4,103	3,850	4,090
Other	453	416	544	494
Total borrowings (including overdrafts)	12,442	12,221	13,001	13,256
Borrowings relating to listed bonds are categorised as level 1 in the fair value hierarchy while those relating to project finance drawn down by
Oyu Tolgoi use a number of level 3 valuation inputs. Our remaining borrowings have a fair value measured by discounting estimated cash flows with an applicable market quoted yield, and are categorised as level 2 in the fair value hierarchy.

Annual Report on Form 20-F 2024	208	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
Our people
Summarised below are the key financial metrics relating to our people.
25 Average number of employees

	Subsidiaries and joint operations			Equity accounted units (Rio Tinto share)
	2024	2023	2022	2024	2023	2022
Principal locations of employment:
Australia and New Zealand	25,098	25,045	23,829	858	725	704
Canada	14,157	13,864	13,344	50	5	—
UK	366	323	202	–	—	—
Europe	875	912	994	24	25	—
Africa	3,567	3,180	2,797	1,293	1,176	1,218
US	4,113	3,973	3,655	311	58	—
Mongolia	4,962	4,700	4,175	–	—	—
South America	449	389	286	1,497	1,414	1,383
India	1,183	611	396	–	—	—
Singapore	486	469	454	–	–	–
Other countries(a)	305	305	289	–	–	–
Total	55,561	53,771	50,421	4,033	3,403	3,305
(a)“Other countries” primarily includes employees in the Middle East (excluding Oman which is included in Africa), and other countries in Asia which are not shown separately in the table above.
Employee numbers, which represent the average for the year, include 100% of employees of subsidiary companies. Employee numbers for joint operations and equity accounted units are proportional to the Group’s interest under contractual agreements. Average employee numbers include a part-year effect for companies acquired or disposed of during the year.
Part-time employees are included on a full-time-equivalent basis. Temporary employees are included in employee numbers.
People employed by contractors are not included.
26 Employment costs and provisions

	Note	2024 US$m	2023 US$m	2022 US$m
Total employment costs
– Wages and salaries		6,004	5,625	5,115
– Social security costs		461	470	425
– Net post-retirement charge	28	605	449	559
– Share-based payment charge	27	172	144	122
		7,242	6,688	6,221
Less: charged within movement in provisions (see below)		(187)	(52)	(219)
Total employment costs	7	7,055	6,636	6,002

	2024			2023
Employment provisions	Pensions and post-retirement healthcare(a) US$m	Other employee entitlements(b) US$m	Total US$m	Total US$m
At 1 January	1,189	369	1,558	1,658
Adjustment on currency translation	(48)	(35)	(83)	32
Charged/(credited) to profit:
–increases to existing and new provisions	91	108	199	78
–unused amounts reversed	–	(12)	(12)	(26)
Utilised in year	(75)	(58)	(133)	(277)
Remeasurement (gains)/losses recognised in other comprehensive income	(94)	–	(94)	102
Transfers and other movements	–	21	21	(9)
At 31 December	1,063	393	1,456	1,558
Balance sheet analysis:
Current	68	291	359	361
Non-current	995	102	1,097	1,197
Total employment provisions	1,063	393	1,456	1,558
(a)The main assumptions used to determine the provision for pensions and post-retirement healthcare, and other information, including the expected level of future funding payments in respect of those arrangements, are given in note 28.
(b)The provision for other employee entitlements includes a provision for long service leave of US$313 million (2023: US$296 million), based on the relevant entitlements in certain Group operations, and includes US$24 million (2023: US$17 million) of provision for redundancy and severance payments.

Annual Report on Form 20-F 2024	209	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
27 Share-based payments
The Rio Tinto plc and Rio Tinto Limited share-based incentive plans are as follows.
UK Share Plan
The fair values of Matching and Free share awards are the market value of the shares on the date of award. The awards are settled in equity.
Equity Incentive Plan
Since 2018, all long-term incentive awards have been granted under the 2018 Equity Incentive Plans which allow for awards in the form of
Performance Share Awards (PSA), Management Share Awards
(MSA) and Bonus Deferral Awards (BDA) to be granted. In general, these awards will be settled in equity, including the dividends accumulated from date of award to vesting and therefore the awards are accounted for in accordance with the requirements applying to equity-settled share-based payment transactions.
Performance Share Awards
The vesting of these awards is dependent on service conditions being met; performance conditions apply.
Awards granted in previous years (since 2018) are subject to a Total
Shareholder Return (TSR) performance condition. Awards granted in
2024 are subject to both a TSR performance condition (80%
weighting), and a decarbonisation measure (20% weighting). The fair value of the awards subject to a TSR performance condition is calculated using a Monte Carlo simulation model. For the part of the awards subject to a decarbonisation target, as this is a non-market related performance condition, the fair value is reviewed at each accounting date, based on the prevailing projected outcome.
Forfeitures prior to vesting are assumed at 5% per annum of
outstanding awards (2023: 5% per annum).
Management Share Awards
The vesting of these awards is dependent on service conditions being met; no performance conditions apply.
The fair value of each award on the day of grant is based on the share price on the day of grant. Forfeitures prior to vesting are assumed at 7% per annum of outstanding awards (2023: 7% per
annum).
Bonus Deferral Awards
Bonus Deferral Awards provide for the mandatory deferral of 50% of the bonuses for Executive Directors and Executive Committee
members.
The vesting of these awards is dependent only on service conditions being met. The fair value of each award is based on the share price on the day of grant. Forfeitures prior to vesting are assumed at 3%
per annum of outstanding awards (2023: 3% per annum).
Global Employee Share Plans
The Global Employee Share Plans were re-approved by shareholders in 2021. Under these plans, the companies provide a Matching share award for each Investment share purchased by a participant. The vesting of Matching awards is dependent on service conditions being met and the continued holding of Investment shares by the participant until vesting. These awards are settled in equity including the dividends accumulated from date of award to vesting. The fair value of each Matching share on the day of grant is equal to the share price on the date of purchase less a deduction of 15% (5% per annum) for estimated cancellations (caused by employees withdrawing their
Investment shares prior to vesting) in addition to a deduction for forfeitures prior to vesting which are assumed at 5% per annum of outstanding awards (2023: 5% per annum).
The PSA, MSA, BDA and awards under the Global Employee Share
Plans and UK Share Plan together represent 100% (2023: 100%) of the total IFRS 2 “Share-based Payment” charge for Rio Tinto plc and
Rio Tinto Limited plans in 2024.
Recognition and measurement
These plans are accounted for in accordance with the fair value recognition provisions of IFRS 2.
The fair value of the Group’s share plans is recognised as an expense over the expected vesting period with an offset to retained earnings for Rio Tinto plc plans and to other reserves for Rio Tinto Limited plans.
The Group uses fair values provided by independent actuaries calculated using a Monte Carlo simulation model where required.
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
appropriate.
The charge that has been recognised in the income statement for Rio Tinto’s share-based incentive plans, and the related liability (for cash-
settled awards), is set out in the table below.

	Charge recognised for the year			Liability at the end of the year
	2024 US$m	2023 US$m	2022 US$m	2024 US$m	2023 US$m
Equity-settled awards	170	140	117	–	–
Cash-settled awards	2	4	5	5	6
Total	172	144	122	5	6

Annual Report on Form 20-F 2024	210	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
27 Share-based payments continued
Performance Share Awards (granted under either the Performance Share Plans or the Equity Incentive Plans)

	Rio Tinto plc awards				Rio Tinto Limited awards
	2024 number	Weighted average fair value at grant date 2024 £	2023 number	Weighted average fair value at grant date 2023 £	2024 number	Weighted average fair value at grant date 2024 A$	2023 number	Weighted average fair value at grant date 2023 A$
Unvested awards at 1 January	2,596,811	24.34	2,903,449	24.36	1,011,192	54.74	1,040,240	52.51
Awarded	1,077,110	28.22	562,747	28.40	579,982	67.34	287,714	61.66
Forfeited	(77,417)	27.33	(166,376)	27.94	(35,737)	60.05	(28,789)	51.91
Failed performance conditions	(38,101)	24.68	–	–	(11,058)	54.55	–	–
Vested	(801,809)	24.52	(703,009)	26.84	(175,600)	54.55	(287,973)	53.88
Unvested awards at 31 December	2,756,594	25.71	2,596,811	24.34	1,368,779	59.97	1,011,192	54.74

	Rio Tinto plc awards				Rio Tinto Limited awards
	2024 number	Weighted average share price at vesting 2024 £	2023 number	Weighted average share price at vesting 2023 £	2024 number	Weighted average share price at vesting 2024 A$	2023 number	Weighted average share price at vesting 2023 A$
Vested awards settled in shares during the year (including dividend shares applied on vesting)	924,836	51.12	767,439	59.21	143,996	124.24	238,405	122.58
Vested awards settled in cash during the year (including dividend shares applied on vesting)	111,446	51.70	181,492	58.36	83,388	124.36	140,690	123.40
In addition to the equity-settled awards shown above, there were 41,164 Rio Tinto plc and 25,792 Rio Tinto Limited cash-settled awards outstanding at 31 December 2024 (2023: 24,365 Rio Tinto plc and 19,881 Rio Tinto Limited cash-settled awards outstanding). The total liability for these awards at 31 December 2024 was US$1 million (2023: US$1 million).
Management Share Awards, Bonus Deferral Awards (granted under the Equity Incentive Plans), Global Employee
Share Plans and UK Share Plan (combined)

	Rio Tinto plc awards(a)				Rio Tinto Limited awards
	2024 number	Weighted average fair value at grant date 2024 £	2023 number	Weighted average fair value at grant date 2023 £	2024 number	Weighted average fair value at grant date 2024 A$	2023 number	Weighted average fair value at grant date 2023 A$
Unvested awards at 1 January(b)	2,810,128	50.36	2,585,679	47.22	2,580,993	103.11	2,340,705	95.27
Awarded	1,360,676	46.54	1,298,578	49.59	1,189,754	110.96	1,159,498	107.86
Forfeited	(115,973)	47.67	(113,473)	57.02	(152,069)	106.75	(144,531)	102.40
Cancelled	(94,111)	44.97	(71,160)	46.21	(70,514)	98.85	(61,993)	93.15
Vested	(909,986)	52.00	(889,496)	39.59	(767,686)	105.79	(712,686)	86.09
Unvested awards at 31 December(b)	3,050,734	48.43	2,810,128	50.36	2,780,478	105.64	2,580,993	103.11
Comprising:
–Management Share Awards	1,337,860	52.10	1,321,207	54.05	1,228,291	115.71	1,211,757	113.03
–Bonus Deferral Awards	74,844	50.75	102,388	55.64	39,652	117.82	56,597	113.90
–Global Employee Share Plan	1,593,851	45.11	1,350,559	46.22	1,512,535	97.14	1,312,639	93.50
–UK Share Plan	44,179	53.25	35,974	54.68	–	–	–	–
Unvested awards at 31 December(b)	3,050,734	48.43	2,810,128	50.36	2,780,478	105.64	2,580,993	103.11
(a)Awards of Rio Tinto American Depositary Receipts (ADRs) under the Global Employee Share Plan are included within the totals for Rio Tinto plc awards for the purpose of these tables.
(b)These numbers are presented and calculated in accordance with IFRS 2 and represent awards for which an IFRS 2 charge continues to be accrued for.

Annual Report on Form 20-F 2024	211	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
27 Share-based payments continued

	Rio Tinto plc awards(a)				Rio Tinto Limited awards
	2024 number	Weighted average share price at vesting 2024 £	2023 number	Weighted average share price at vesting 2023 £	2024 number	Weighted average share price at vesting 2024 A$	2023 number	Weighted average share price at vesting 2023 A$
Vested awards settled in shares during the year (including dividend shares applied on vesting):
–Management Share Awards	569,907	51.97	537,748	57.86	458,429	123.92	476,813	121.87
–Bonus Deferral Awards	90,422	50.18	87,475	55.43	44,477	119.53	23,569	123.91
–Global Employee Share Plan	431,973	51.59	493,187	55.05	401,915	120.73	374,232	118.12
–UK Share Plan	7,403	51.56	6,791	53.28	–	–	–	–
Vested awards settled in cash during the year (including dividend shares applied on vesting):
–Bonus Deferral Awards	–	–	–	–	–	–	–	–
(a)Awards of Rio Tinto American Depositary Receipts (ADRs) under the Global Employee Share Plan are included within the totals for Rio Tinto plc awards for the purpose of these tables.
In addition to the equity-settled awards shown above, there were 88,637 Rio Tinto plc and 5,232 Rio Tinto Limited cash-settled awards outstanding at 31 December 2024 (2023: 90,331 Rio Tinto plc and 7,913 Rio Tinto Limited cash-settled awards outstanding). The total liability for these awards at 31 December 2024 was US$4 million (2023: US$5 million).
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

Annual Report on Form 20-F 2024	212	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
28 Post-retirement benefits continued
Pension plans
The majority of the Group’s defined benefit pension obligations are in Canada, the UK, the US and Switzerland. In Australia the main arrangements are principally defined contribution in nature, but there are sections providing defined benefits linked to final pay. The features of the Group’s defined benefit pension obligations are summarised as follows.

	Calculation of benefit	Regulatory requirements	Governing body
Canada	Linked to final average pay for non-unionised employees. For unionised employees linked to final average pay or to a flat monetary amount per year of service.	Regulatory requirements in the relevant provinces and territories (predominantly Quebec).	Pension committee, a number of members are appointed by the sponsor and a number appointed by plan participants. In some cases, independent committee members are also appointed.
UK	Linked to final pay, subject to an earnings cap.	Regulatory requirements that apply to UK pension plans.	Trustee board, a number of directors appointed by the sponsor and a number appointed by plan participants and an independent trustee director.
US	Linked to final average pay for non-unionised employees and to a flat monetary amount per year of service for unionised employees.	US regulations.	Benefit Governance Committee. Members are appointed by the sponsor.
Switzerland	Linked to final average pay.	Swiss regulations.	Trustee board. Members are appointed by the plan sponsor, by employees and by retirees.
Australia	Linked to final pay and typically paid in lump sum form.	Local regulations in Australia.	An independent financial institution. One-third of the board positions are nominated by employers. Remaining positions are filled by independent directors and directors nominated by participants.
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
Investment strategy reviews are conducted on a periodic basis to determine the optimal investment mix. This is performed while bearing in mind the risk tolerance of the Group and local sponsor companies, and the views of the Pension Committees and trustee boards who are legally responsible for the plans’ investments. The assets of the pension plans may also be invested in qualifying insurance policies which provide a stream of payments to match the benefits being paid out by the plans. This would therefore remove the investment, inflation and longevity risks.

Annual Report on Form 20-F 2024	213	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
28 Post-retirement benefits continued
In Canada, the UK and Switzerland, the Group works with the governing bodies to ensure that the investment policy adopted is consistent with the Group’s tolerance for risk. In the US, the Group has direct control over the investment policy, subject to local investment regulations. The proportions of the total fair value of assets in the pension plans for each asset class at 31 December were as follows.

	2024		2023
Equities	17.6%		16.6%
–Quoted(a)		11.1%		11.1%
–Private(b)		6.5%		5.5%
Bonds(c)	47.7%		47.4%
–Government fixed income		21.0%		21.6%
–Government inflation-linked		1.6%		1.6%
–Corporate and other publicly quoted		17.5%		16.5%
–Private		7.6%		7.7%
Property(d)	6.9%		8.7%
–Quoted property funds		2.2%		2.5%
–Unquoted property funds		4.7%		6.2%
Qualifying insurance policies(e)	24.3%		24.9%
Cash and other(f)(g)	3.5%		2.4%
Total	100.0%		100.0%
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
within the plans is US$1 million (2023: US$2 million).
Maturity of defined benefit obligations
An approximate analysis of the maturity of the obligations is given in the table below.

	Pension benefits	Other benefits	2024 Total	2023 Total	2022 Total
Proportion relating to current employees	19%	15%	18%	17%	18%
Proportion relating to former employees not yet retired	9%	—%	9%	9%	9%
Proportion relating to retirees	72%	85%	73%	74%	73%
Total	100%	100%	100%	100%	100%
Average duration of obligations (years)	11.5	11.5	11.5	10.8	11.4
Most of the Group’s defined benefit pension plans are closed to new entrants, therefore the carrying value of the Group’s post-employment obligations is less sensitive to assumptions about future salary increases than to other assumptions such as future inflation.
Geographical distribution of defined benefit obligations
An approximate analysis of the geographic distribution of the obligations is given in the table below:

	Pension benefits	Other benefits	2024 Total	2023 Total	2022 Total
Canada	58%	50%	58%	57%	58%
UK	26%	2%	24%	25%	24%
US	8%	45%	10%	10%	10%
Switzerland	6%	—%	6%	6%	6%
Other	2%	3%	2%	2%	2%
Total	100%	100%	100%	100%	100%

Annual Report on Form 20-F 2024	214	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
28 Post-retirement benefits continued
Total expense recognised in the income statement

	Pension benefits US$m	Other benefits US$m	2024 Total US$m	2023 Total US$m	2022 Total US$m
Current employer service cost for defined benefit plans	(80)	(3)	(83)	(79)	(143)
Past service (cost)/credit	(9)	(3)	(12)	87	–
Net interest on net defined benefit liability	(2)	(30)	(32)	(21)	(36)
Non-investment expenses paid from the plans	(20)	–	(20)	(20)	(13)
Total defined benefit expense	(111)	(36)	(147)	(33)	(192)
Current employer service cost for defined contribution and industry-wide plans	(455)	(3)	(458)	(416)	(367)
Total expense recognised in the income statement	(566)	(39)	(605)	(449)	(559)
These expense amounts are included as an employee cost within net operating costs.
Total amount recognised in other comprehensive income before tax

	2024 US$m	2023 US$m	2022 US$m
Actuarial gains/(losses)	201	(407)	3,410
Impact of buy-in(a)	–	(216)	–
Return on assets, net of interest on assets	(130)	222	(2,831)
Gains/(losses) on application of asset ceiling	12	(60)	(1)
Remeasurement gains/(loss) on pension and post-retirement healthcare plans	83	(461)	578
(a)In 2023, the trustee of the Rio Tinto 2009 Pension Fund (RT09), a UK based scheme, purchased a bulk annuity contract - buy-in contract - which covers all scheme members. The bulk annuity contract is a Fund asset which provides an income to the RT09 that matches the pension paid out by the Fund. No formal decision to progress to buy-out and winding up of the RT09 can be made until such time as the Company and trustee agree on a number of key areas, including use of any residual surplus. As such, the trustee retains the legal responsibility to make benefit payments and the loss arising on this transaction was charged to other comprehensive income.
Amounts recognised in the balance sheet
The following amounts were measured in accordance with IAS 19 at 31 December.

	2024			2023
	Pension benefits US$m	Other benefits US$m	Total US$m	Total US$m
Total fair value of plan assets	10,155	–	10,155	11,138
Present value of obligations – funded	(9,840)	–	(9,840)	(10,799)
Present value of obligations – unfunded	(347)	(576)	(923)	(996)
Present value of obligations – total	(10,187)	(576)	(10,763)	(11,795)
Effect of asset ceiling	(50)	–	(50)	(66)
Net deficit to be shown in the balance sheet	(82)	(576)	(658)	(723)
Comprising:
–Deficits	(487)	(576)	(1,063)	(1,189)
–Surpluses	405	–	405	466
Net deficits on pension plans	(82)	–	(82)	(95)
Unfunded post-retirement healthcare obligation	–	(576)	(576)	(628)
The surplus amounts shown above are included in the balance sheet as “Receivables and other assets”. See note 17.
Deficits are shown in the balance sheet within “Provisions (including post-retirement benefits)”. See note 26.
Funding policy and contributions to plans
The Group reviews the funding position of its pension plans on a regular basis and considers whether to provide funding above the minimum level required in each country. In Canada and the US, the minimum level is prescribed by legislation. In the UK and Switzerland, the minimum level is negotiated with the local trustee in accordance with the funding guidance issued by the local regulators. In deciding whether to provide funding above the minimum level, we consider other possible uses of cash elsewhere, the local sponsoring entity’s tax situation and any strategic advantage we might obtain. The Group does not generally pre-fund post-retirement healthcare arrangements.

	2024			2023	2022
	Pension benefits US$m	Other benefits US$m	Total US$m	Total US$m	Total US$m
Contributions to defined benefit plans	71	36	107	237	211
Contributions to defined contribution plans	448	3	451	410	363
Total	519	39	558	647	574

Annual Report on Form 20-F 2024	215	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
28 Post-retirement benefits continued
The level of surplus in the Rio Tinto Pension Fund in the UK is such that it may be used to pay for the employer contributions to the defined contribution section of that Fund, in accordance with the funding arrangements agreed with the trustee of that Fund. Consequently, the cash paid to defined contribution plans is lower than the defined contribution service cost by US$7 million. Contributions to defined benefit pension plans are kept under regular review and actual contributions will be determined in line with the Group’s wider financing strategy, taking into account relevant minimum funding requirements.
As contributions to many plans are reviewed on at least an annual basis, the contributions for 2025 and subsequent years cannot be determined precisely in advance. Most of the Group’s largest pension funds are fully funded on their local funding basis and at present do not require long-term funding commitments. Contributions to defined benefit pension plans for 2025 are estimated to be around US$120 million but may be higher or lower than this depending on the evolution of financial markets and voluntary funding decisions taken by the Group. Contributions for subsequent years are expected to be at similar levels. Healthcare plans are generally unfunded and contributions for future years will be equal to benefit payments net of participant contributions. The Group’s contributions for healthcare plans in 2025 are expected to be similar to the amounts paid in 2024.
Movements in the net defined benefit liability
A summary of the movement in the net defined benefit liability is shown in the first table below. The subsequent tables provide a more detailed analysis of the movements in the present value of the obligations and the fair value of assets.

	2024			2023
	Pension benefits US$m	Other benefits US$m	Total US$m	Total US$m
Change in the net defined benefit liability
Net defined benefit liability at the start of the year	(95)	(628)	(723)	(470)
Amounts recognised in income statement	(111)	(36)	(147)	(33)
Amounts recognised in other comprehensive income	58	25	83	(461)
Employer contributions	71	36	107	237
Assets transferred to defined contribution section	(7)	–	(7)	(6)
Currency exchange rate gains	2	27	29	10
Net defined benefit liability at the end of the year	(82)	(576)	(658)	(723)

	2024			2023
	Pension benefits US$m	Other benefits US$m	Total US$m	Total US$m
Change in present value of obligation
Present value of obligation at the start of the year	(11,167)	(628)	(11,795)	(11,177)
Current employer service costs	(80)	(3)	(83)	(79)
Past service (cost)/credit	(9)	(3)	(12)	87
Settlements	–	–	–	4
Interest on obligation	(467)	(30)	(497)	(533)
Contributions by plan participants	(18)	–	(18)	(19)
Benefits paid	716	36	752	748
Experience (losses)/gains	(9)	11	2	(40)
Changes in financial assumptions gains/(losses)	242	14	256	(418)
Changes in demographic assumptions (losses)/gains	(57)	–	(57)	51
Currency exchange rate gains/(losses)	662	27	689	(419)
Present value of obligation at the end of the year	(10,187)	(576)	(10,763)	(11,795)

	2024			2023
	Pension benefits US$m	Other benefits US$m	Total US$m	Total US$m
Change in plan assets
Fair value of plan assets at the start of the year	11,138	–	11,138	10,708
Settlements	–	–	–	(4)
Interest on assets	465	–	465	512
Contributions by plan participants	18	–	18	19
Contributions by employer	71	36	107	237
Benefits paid	(716)	(36)	(752)	(748)
Non-investment expenses	(20)	–	(20)	(20)
Return on plan assets, net of interest on assets	(130)	–	(130)	222
Impact of buy-in	–	–	–	(216)
Assets transferred to defined contribution section	(7)	–	(7)	(6)
Currency exchange rate (losses)/gains	(664)	–	(664)	434
Fair value of plan assets at the end of the year	10,155	–	10,155	11,138

Annual Report on Form 20-F 2024	216	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
28 Post-retirement benefits continued
The impact of higher interest rates on bonds and qualifying insurance policies explains most of the return on plan assets, net of interest on assets in 2024.
The resulting effect of applying an asset ceiling is a gain of US$12 million and a gain of US$4 million for the change in currency exchange rate during the year. In determining the extent to which the asset ceiling has an effect, the Group considers the funding legislation in each country and the rules specific to each pension plan. The calculation takes into account any minimum funding requirements that may be applicable to the plan, whether any reduction in future Group contributions is available, and whether a refund of surplus may be available. In considering whether any refund of surplus is available, the Group considers the powers of trustee boards and similar bodies to augment benefits or wind up a plan.
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
The weighted-average assumptions used for the valuation at year-end are summarised below:

	At 31 December 2024			At 31 December 2023
	Discount rate	Long-term inflation(a)	Rate of increase in pensions	Discount rate	Long-term inflation(a)	Rate of increase in pensions
Canada	4.6%	2.0%	0.2%	4.6%	1.9%	0.2%
UK	5.4%	3.1%	2.7%	4.5%	3.1%	2.6%
US	5.5%	2.3%	—%	4.8%	2.2%	–%
Switzerland	0.9%	1.0%	2.2%	1.5%	1.2%	2.3%
(a)The long-term inflation assumption shown for the UK is for the Retail Price Index. The assumption for the Consumer Price Index at 31 December 2024 was 2.7% (2023: 2.5%).

The main financial assumptions used for the healthcare plans, which are predominantly in the US and Canada, were: discount rate: 5.3% (2023:
5.0%); medical trend rate: 9.7% reducing to 4.7% by the year 2034, broadly on a straight line basis (2023: 8.3%, reducing to 4.7% by the year
2032); claims costs based on individual company experience.
For both the pension and healthcare arrangements, the post-retirement mortality assumptions allow for future improvements in longevity. The mortality tables used imply that a man aged 60 at the balance sheet date has a weighted average expected future lifetime of 27 years (2023: 27 years) and that a man aged 60 in 2044 would have a weighted average expected future lifetime of 28 years (2023: 28 years). The mortality tables are generally based upon the latest standard tables published in each country, adjusted appropriately to reflect the actual mortality experience of the plan participants where credible data is available. Adjustments have been made to some of our plans within the demographic assumptions for the impact of the COVID-19 pandemic.
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

Annual Report on Form 20-F 2024	217	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
28 Post-retirement benefits continued

		2024		2023
		Approximate (increase)/ decrease in obligations		Approximate (increase)/ decrease in obligations
Assumption	Change in assumption	Pensions US$m	Other US$m	Pensions US$m	Other US$m
Discount rate	Increase of 0.5 percentage points	419	31	460	31
	Decrease of 0.5 percentage points	(487)	(33)	(514)	(33)
Long-term inflation	Increase of 0.5 percentage points	(167)	(9)	(183)	(9)
	Decrease of 0.5 percentage points	160	8	176	8
Demographic – allowance for future improvements in longevity	Participants assumed to have the mortality rates of individuals who are one year older	221	8	244	7
	Participants assumed to have the mortality rates of individuals who are one year younger	(232)	(8)	(244)	(7)
29 Directors’ and key management personnel remuneration
Directors
Aggregate remuneration, calculated in accordance with the UK Companies Act 2006, of the Directors of the parent companies was as follows.

	2024 US$'000	2023 US$'000	2022 US$'000
Emoluments	8,369	7,461	6,726
Long-term incentive plans	8,746	8,746	4,691
	17,115	16,207	11,417
Pension contributions to defined contribution plans by Rio Tinto plc	26	20	10
Pension contributions to defined contribution plans by Rio Tinto Limited	—	–	–
Aggregate remuneration, including pension contributions	17,141	16,227	11,427

Incurred by:
Rio Tinto plc	16,185	15,184	10,692
Rio Tinto Limited	956	1,043	735
	17,141	16,227	11,427
(a)Emoluments have been translated from local currency at the average exchange rate for the year with the exception of bonus payments, which have been translated at the year-end rate.
Key management personnel
The Group defines key management personnel as the Directors and certain members of the Executive Committee.
The Executive Committee includes the Executive Directors, product group Chief Executive Officers and Group executives.
During 2024, no Directors (2023: nil; 2022: nil) accrued retirement benefits under defined benefit arrangements, and 2 Directors (2023: 2; 2022:
2) accrued retirement benefits under defined contribution arrangements.
Aggregate compensation, representing the expense recognised under IFRS as defined in the “Basis of preparation” section, of the Group’s key management, including Directors, was as follows.

	2024 US$'000	2023 US$'000	2022 US$'000
Short-term employee benefits and costs	19,928	16,159	14,258
Post-employment benefits	186	155	174
Employment termination benefits	—	155	–
Share-based payments	14,724	10,305	10,846
Total(a)	34,838	26,774	25,278
(a)The figures shown above include employment costs which cover social security and accident premiums in Canada, the UK and payroll taxes in Australia paid by the employer as a direct additional cost of hire. In total, they amount to US$2,316,000 (2023: US$1,321,000; 2022: US$1,173,000).

Annual Report on Form 20-F 2024	218	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
Our Group structure
The Group’s principal subsidiaries (note 30), joint operations (note 31), joint ventures and associates (note 32) are in most cases held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited. This section of the notes only includes those companies that have a more significant impact on the profit or operating assets of the Group.
30 Principal subsidiaries
The Group’s principal subsidiaries at 31 December 2024 are summarised in the table below.

Company and country of incorporation/operation	Principal activities	Group interest (voting %)
Australia
Dampier Salt Limited	Salt and gypsum production	68.36
Energy Resources of Australia Ltd(a)	Uranium processing (until January 2021)	98.43
Hamersley Iron Pty Limited	Iron ore mining	100
North Mining Limited(b)	Iron ore mining	100
Rio Tinto Aluminium (Holdings) Limited	Bauxite mining, alumina production, primary aluminium smelting	100
Robe River Mining Co Pty Ltd(b)	Iron ore mining	73.61
Argentina
Rincon Mining Pty Limited(c)	Exploration and development of lithium asset	100
Brazil
Rio Tinto do Brasil Ltda.(d)	Alumina production and bauxite mining	100
Canada
Diavik Diamond Mines (2012) Inc.	Diamond mining and processing	100
Iron Ore Company of Canada(e)	Iron ore mining; iron ore pellets production	58.72
Rio Tinto Alcan Inc.	Bauxite mining; alumina refining; aluminium smelting	100
Rio Tinto Fer et Titane Inc.	Titanium dioxide feedstock; high purity iron and steel production	100
Jersey/Guinea
SimFer Jersey Limited(f)	Iron ore project	53
Madagascar
QIT Madagascar Minerals SA(g)	Ilmenite mining	80
Mongolia
Oyu Tolgoi LLC	Copper and gold mining	66
New Zealand
New Zealand Aluminium Smelters Limited(h)	Aluminium smelting	100
Singapore
Rio Tinto Singapore Holdings Pte Ltd	Commercial activities	100
South Africa
Richards Bay Titanium (Proprietary) Limited	Titanium dioxide, high purity iron production	74
Richards Bay Mining (Proprietary) Limited	Ilmenite, rutile and zircon mining	74
United States
Kennecott Holdings Corporation (including Kennecott Utah Copper and Kennecott Exploration)	Copper mining, smelting and refining and exploration activities	100
Nuton LLC	Investments and collaborations related to proprietary nature-based copper leach technologies	100
U.S. Borax Inc.	Mining, refining and marketing of borates	100
Resolution Copper Mining LLC	Exploration and development of copper	55
(a)In November 2024, our interest in Energy Resources of Australia (ERA) increased from 86.3% to 98.43% as a result of new shares issued to Rio Tinto under ERA’s entitlement offer to raise funds for the rehabilitation of the Ranger Project Area.
(b)Robe River Mining Co Pty Ltd (which is 60% owned by the Group) holds a 30% economic interest in Robe River Iron Associates (Robe River). North Mining Ltd (which is wholly owned by the Group) holds a 35% economic interest in Robe River. Through these companies the Group recognises a 65% share of the assets, liabilities, revenues and expenses of Robe River, with a 12% non-controlling interest. The Group therefore has a 53% economic interest in Robe River.
(c)Rincon Mining Pty Limited is incorporated in Australia but operates in Argentina.
(d)Rio Tinto do Brasil Ltda holds the Group’s 10% interest in Consórcio de Alumínio do Maranhão, a joint operation in which the Group participates but is not a joint operator. The Group recognises its share of assets, liabilities, revenues and expenses relating to this arrangement.
(e)Iron Ore Company of Canada is incorporated in the US, but operates in Canada.
(f)Rio Tinto SimFer UK Limited (which is wholly owned by the Group) holds a 53% interest in SimFer Jersey Limited (SimFer Jersey), a company incorporated in Jersey. SimFer Jersey, in turn, has an 85% interest in SimFer S.A., the company that will carry out the Simandou mining operations in Guinea and an 85% interest in the company which will deliver Simfer Jersey’s scope of the co-developed rail and port infrastructure. SimFer Jersey at present has a 100% interest in the companies that will own and operate the transhipment vessels, however this is anticipated to reduce to 85% with the Government of Guinea taking a 15% interest before operations commence. These entities, together with the equity accounted WCS Rail and Port entities described in note 32, are referred to as the Simandou iron ore project.
(g)The Group’s shareholding in QIT Madagascar Minerals SA (QMM) carries an 80% economic interest and 80% of the total voting rights; a further 5% economic interest is held through non-
voting investment certificates to give an economic interest of 85%. In the prior year, a Memorandum of Understanding (MoU) was signed with the Malagasy Government in relation to their fiscal regime for QMM which expired at the end of May 2023. The MoU gave effect to the application of a new fiscal regime for the next 25 years, with terms effective as of 1 July 2023.
Terms of the MoU included the granting of a 15% free-carry equity stake to the Malagasy Government that can no longer be diluted, while maintaining their current 20% of the voting rights.
As a result, the Malagasy Government's non-controlling interest was recognised for the first time in 2023, and QMM's net earnings has been presented net of amounts attributable to non-
controlling interests from 1 July 2023. The initial recognition of non-controlling interests, and any subsequent recognition arising from future contributions, gave rise to a charge within equity as the transaction was between Rio Tinto and the Malagasy Government acting in their capacity as shareholders and there were no changes to the net assets of QMM. As at 31 December
2024, the value of QMM’s non-controlling interest is US$4 million (2023: US$16 million).
(h)On 1 November 2024, our interest in NZAS ceased to be a joint operation and became a wholly owned subsidiary following the acquisition of Sumitomo Chemical Company’s 20.64%
interest in the entity.

Annual Report on Form 20-F 2024	219	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
30 Principal subsidiaries continued
Summary financial information for subsidiaries that have non-controlling interests that are material to the Group
This summarised financial information is shown on a 100% basis. It represents the amounts shown in the subsidiaries’ financial statements prepared in accordance with IFRS in line with the Group’s accounting policies, including fair value adjustments, and before intercompany eliminations.

Income statement summary for the year ended 31 December	Iron Ore Company of Canada 2024 US$m	Iron Ore Company of Canada 2023 US$m	Simfer Jersey 2024 US$m	Simfer Jersey 2023 US$m	Oyu Tolgoi LLC(a) 2024 US$m	Oyu Tolgoi LLC(a) 2023 US$m	Robe River Mining Co Pty 2024 US$m	Robe River Mining Co Pty 2023 US$m
Revenue	2,255	2,314	–	–	2,184	1,625	1,746	1,753
Profit/(loss) after tax	321	445	(25)	(199)	(1,077)	(1,024)	782	848
–attributable to non-controlling interests	133	184	(18)	(114)	(436)	(352)	313	339
–attributable to Rio Tinto	188	261	(7)	(85)	(641)	(672)	469	509
Other comprehensive (loss)/income	(205)	60	–	–	–	–	(279)	40
Total comprehensive income/(loss)	116	505	(25)	(199)	(1,077)	(1,024)	503	888

Balance sheet summary as at 31 December	2024 US$m	2023 US$m	2024 US$m	2023 US$m	2024 US$m	2023 US$m	2024 US$m	2023 US$m
Non-current assets	2,987	3,170	2,908	789	16,535	15,335	2,695	2,899
Current assets	711	866	545	83	581	511	743	808
Current liabilities	(541)	(519)	(402)	(67)	(672)	(4,920)	(124)	(157)
Non-current liabilities	(937)	(1,005)	(45)	(1,016)	(18,860)	(12,544)	(422)	(443)
Net assets/(liabilities)	2,220	2,512	3,006	(211)	(2,416)	(1,618)	2,892	3,107
–attributable to non-controlling interests	934	1,052	1,335	(130)	(994)	(558)	1,153	1,241
–attributable to Rio Tinto	1,286	1,460	1,671	(81)	(1,422)	(1,060)	1,739	1,866

Cash flow statement summary for the year ended 31 December	2024 US$m	2023 US$m	2024 US$m	2023 US$m	2024 US$m	2023 US$m	2024 US$m	2023 US$m
Cash flow from operations	735	801	(850)	262	1,039	345	1,274	1,480
Dividends paid to non-controlling interests	(165)	(103)	–	–	–	–	(282)	(345)
(a)Under the terms of the project finance facility held by Oyu Tolgoi LLC, there are certain restrictions on the ability of Oyu Tolgoi LLC to make shareholder distributions.
31 Principal joint operations
The Group’s principal joint operations at 31 December 2024 are summarised in the table below.

Company and country of incorporation/operation	Principal activities	Group interest (%)
Australia
Tomago Aluminium Joint Venture	Aluminium smelting	51.55
Gladstone Power Station Joint Venture	Power generation	42.13
Hope Downs Joint Venture	Iron ore mining	50
Western Range Joint Venture(a)	Iron ore mining	54
Queensland Alumina Limited(b)(c)	Alumina production	80
Pilbara Iron Arrangements	Infrastructure, corporate and mining services	See other relevant judgements call out box below

Canada
Aluminerie Alouette Inc.	Aluminium production	40
Pechiney Reynolds Quebec Inc(c)(d)	Aluminium smelting	50.2
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
(b)Although the Group has an 80% interest in Queensland Alumina Limited, decisions about activities that significantly affect the returns that are generated require agreement of both parties to the joint arrangement, giving rise to joint control.
(c)Queensland Alumina Limited and Pechiney Reynolds Quebec Inc. are joint arrangements that are primarily designed for the provision of output to the parties sharing joint control. This indicates that the parties have rights to substantially all the economic benefits of the assets. The liabilities of the arrangements are in substance satisfied by cash flows received from the parties. This dependence indicates that the parties in effect have obligations for the liabilities. It is these facts and circumstances that give rise to the classification of these entities as joint operations.
(d)Pechiney Reynolds Quebec Inc., an entity incorporated in the United States, has a 50.1% interest in the Aluminerie de Bécancour, Inc. aluminium smelter, which is located in Canada. As Rio
Tinto owns 50.2% of Pechiney Reynolds Quebec Inc our effective ownership of the Bécancour smelter is 25.2%.

Annual Report on Form 20-F 2024	220	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
31 Principal joint operations continued

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
The Asset User is a wholly-owned subsidiary of Rio Tinto, whereas the Asset Owner is a joint operation. This impact would be some US$929 million (calculated on the basis of grossing up the tax written down value of the CUC assets). Other methods of calculating the gross-up might give rise to different numbers.

32 Entities accounted under the equity method
Principal joint ventures
The Group’s principal joint ventures at 31 December 2024 are summarised in the table below.

Company and country of incorporation/operation	Principal activities	Group interest (%)
Canada
Matalco Canada Inc.	Aluminium recycling	50
Chile
Minera Escondida Ltda(a)	Copper mining and refining	30
Oman
Sohar Aluminium Co. L.L.C.(b)	Aluminium smelting, power generation	20
United States
Matalco USA, LLC	Aluminium recycling	50
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

Annual Report on Form 20-F 2024	221	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
32 Entities accounted under the equity method continued
Summary information for joint ventures that are material to the Group
This summarised financial information is shown on a 100% basis. It represents the amounts shown in the joint ventures’ financial statements prepared in accordance with IFRS under Group accounting policies, including fair value adjustments and amounts due to and from Rio Tinto.

	Minera Escondida Ltda(a) 2024 US$m	Minera Escondida Ltda(a) 2023 US$m
Revenue	11,413	9,187
Depreciation and amortisation	(1,417)	(1,183)
Other operating costs	(4,123)	(3,784)
Operating profit	5,873	4,220
Finance expense	(233)	(283)
Income tax(b)	(2,707)	(1,773)
Profit after tax	2,933	2,164
Other comprehensive income/(loss)	14	(13)
Total comprehensive income	2,947	2,151
Non-current assets	12,991	12,480
Current assets	3,230	2,751
Current liabilities	(2,351)	(1,607)
Non-current liabilities	(5,585)	(5,192)
Net assets	8,285	8,432
Assets and liabilities above include:
–cash and cash equivalents	677	360
–current financial liabilities	(170)	(677)
–non-current financial liabilities	(3,333)	(2,770)
Dividends received from joint venture (Rio Tinto share)	1,035	578
Reconciliation of the above amounts to the investment recognised in the consolidated balance sheet

Group interest	Minera Escondida Ltda(a) 30%	Minera Escondida Ltda(a) 30%
Net assets (100%)	8,285	8,432
Group’s ownership interest	2,486	2,530
Carrying value of Group’s interest	2,486	2,530
(a)In addition to its “Investment in equity accounted units”, the Group recognises deferred tax liabilities of US$349 million (2023: US$354 million) relating to tax on unremitted earnings of equity accounted units.
(b)In 2023, income tax includes a charge of US$252 million for the revaluation of deferred tax balances following the substantive enactment of the Chilean Royalty Bill which, effective from 1 January
2024, implemented a 1% royalty on revenues, a margin based tax with rates ranging between 8% and 26%, and a 46.5% cap to the overall Chilean tax burden of mining companies.
Principal associates
The Group’s principal associates at 31 December 2024 are summarised in the table below.

Company and country of incorporation/operation	Principal activities	Group interest (%)
Australia
Boyne Smelters Limited(a)	Aluminium smelting	73.5
Brazil
Mineração Rio do Norte S.A.	Bauxite mining	22
Singapore/Guinea
Winning Consortium Simandou Railway Pte. Ltd(b)	Rail and port infrastructure including trans-Guinean heavy haul rail system	18.02
Winning Consortium Simandou Ports Pte. Ltd(b)		18.02
United States
Halco (Mining) Inc.(c)	Bauxite mining	45
(a)The parties that collectively control Boyne Smelters Limited (BSL) do so through decisions that are determined on an aggregate voting interest that can be achieved by several combinations of the parties. Although each combination requires Rio Tinto’s approval, this is not joint control as defined under IFRS 11 “Joint Arrangements”. Rio Tinto is therefore determined to have significant influence over this company. During the period, we acquired an additional 14.11% interest (comprising 11.65% from Mitsubishi Corporation and 2.46% from Sumitomo Chemical
Company) in BSL, increasing our total interest to 73.5%. BSL remains accounted for as an investment in associate under the equity method.
(b)Rio Tinto SimFer UK Limited (which is wholly owned by the Group) holds a 53% interest in SimFer Jersey Limited (SimFer Jersey), a company incorporated in Jersey. During the year, SimFer
Jersey, through its wholly owned subsidiary, SimFer InfraCo Ltd., a company incorporated in the United Kingdom, acquired 34% interests in Winning Consortium Simandou Railway Pte. Ltd and
Winning Consortium Simandou Ports Pte. Ltd (together referred to as “WCS Rail and Port entities”). Refer to note 5 for further details. The WCS Rail and Port entities are incorporated in
Singapore, however their operations are in Guinea. As at 31 December 2024, the Group has an effective 18.02% indirect interest in the WCS Rail and Port entities. The Government of Guinea holds a 15% interest in the WCS Rail and Port operations and therefore we have a 15.32% indirect interest in those operations.
(c)The Group holds a 45% interest in Halco (Mining) Inc., a non-managed associate. Halco (Mining) Inc., in turn, has a 51% indirect interest in Compagnie des Bauxites de Guinée, a bauxite mine, the core assets of which are located in Guinea.

Annual Report on Form 20-F 2024	222	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
32 Entities accounted under the equity method continued
Summary information for joint ventures and associates that are not individually material to the Group

	2024 US$m	2023 US$m
Carrying value of Group's interest	2,351	1,878

(Loss)/profit after tax	(42)	26
Other comprehensive (loss)/income	(44)	15
Total comprehensive (loss)/income	(86)	41
33 Related-party transactions
Information about material related-party transactions of the Rio Tinto Group is set out below.
Subsidiary companies and joint operations
Details of investments in principal subsidiary companies are disclosed in note 30. Information relating to principal joint operations can be found in note
31.
Equity accounted units
Transactions and balances with equity accounted units are summarised below. Purchases, trade and other receivables, and trade and other payables, relate largely to amounts charged by equity accounted units for toll processing of alumina and purchasing of bauxite and aluminium.
Sales relate largely to sales of alumina to equity accounted units for smelting into aluminium.

	2024 US$m	2023 US$m	2022 US$m
Income statement items
Purchases from equity accounted units	(874)	(1,163)	(1,429)
Sales to equity accounted units	684	349	563

Cash flow statement items
Dividends from equity accounted units	1,067	610	879
Net funding of equity accounted units	(784)	(144)	(75)

Balance sheet items
Investments in equity accounted units(a)	4,837	4,407	3,298
Loans to equity accounted units(b)	534	–	–
Loans related to equity accounted units(c)	–	100	—
Trade and other receivables: amounts due from equity accounted units(d)	221	189	297
Trade and other payables: amounts due to equity accounted units	(209)	(206)	(294)
(a)Investments in equity accounted units include quasi-equity loans. Further information about investments in equity accounted units is set out in note 32.
(b)Relates to amounts advanced as part of acquisition of WCS Rail and Port entities (refer to note 5 for details), as well as subsequent funding of the EAUs.
(c)Relates to initial funding for Simandou infrastructure, classified as “Other investments, including loans” pending finalisation of the project shareholder agreements. This loan was repaid during 2024.
(d)This includes prepayments of tolling charges.
Pension funds
Information relating to pension fund arrangements is set out in note 28.
Directors and key management
Details of Directors’ and key management’s remuneration are set out in note 29.

Annual Report on Form 20-F 2024	223	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
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
included in equity attributable to owners of Rio Tinto. If purchased Rio Tinto plc shares are cancelled, an amount equal to the nominal value of the cancelled share is credited to the capital redemption reserve.
Rio Tinto plc

	2024 Number (million)	2023 Number (million)	2022 Number (million)	2024 US$m	2023 US$m	2022 US$m
Issued and fully paid up share capital of 10p each
At 1 January	1,255.892	1,255.845	1,255.795	207	207	207
Ordinary shares issued under the Global Employee Share plan (GESP)	0.053	0.047	0.050	–	–	–
Shares purchased and cancelled(a)	–	–	–	–	–	–
At 31 December	1,255.945	1,255.892	1,255.845	207	207	207
Shares held by public
At 1 January	1,251.321	1,249.655	1,248.141
Shares reissued from treasury under the GESP(b)	1.548	1.619	1.464
Ordinary shares issued under the GESP(b)	0.053	0.047	0.050
Shares purchased and cancelled(a)	–	–	–
At 31 December	1,252.922	1,251.321	1,249.655
Shares held in treasury	3.023	4.571	6.190
Shares held by public	1,252.922	1,251.321	1,249.655
Total share capital	1,255.945	1,255.892	1,255.845
Other share classes
Special Voting Share of 10p each(c)	1 only	1 only	1 only
DLC Dividend Share of 10p each(c)	1 only	1 only	1 only
(a)The authority for the company to buy back its ordinary shares was renewed at the 2021 annual general meeting. No shares were bought back and cancelled in 2024, 2023 or 2022 under the on-market buy-back programme.
(b)New shares issued and reissued from Treasury during the year resulting from the vesting of awards and the exercise of options under Rio Tinto plc employee share-based payment plans had exercise prices and market values between £45.09 and £58.99 per share.
(c)The Special Voting Share was issued to facilitate the joint voting by shareholders of Rio Tinto plc and Rio Tinto Limited on Joint Decisions, following the DLC Merger. The DLC Dividend
Share was issued to a subsidiary of Rio Tinto Limited to facilitate the efficient management of funds within the DLC structure. In addition, an Equalisation Share is authorised but not issued and is governed by the terms of the DLC Merger Sharing Agreement.
During 2024, US$13 million of shares and ADRs (2023: US$17 million; 2022: US$16 million) were purchased by employee share ownership trusts on behalf of Rio Tinto plc to satisfy employee share awards on vesting. At 31 December 2024, 229,749 shares (2023: 253,371; 2022:
232,621) and 48,990 ADRs (2023: 45,694; 2022: 49,777) shares were held in the employee share ownership trusts on behalf of Rio Tinto plc.
Rio Tinto Limited

	2024 Number (million)	2023 Number (million)	2022 Number (million)	2024 US$m	2023 US$m	2022 US$m
Issued and fully paid up share capital
At 1 January	371.21	371.21	371.21	3,377	3,330	3,570
Adjustment on currency translation				(317)	47	(240)
At 31 December	371.21	371.21	371.21	3,060	3,377	3,330
– Special Voting Share(a)	1 only	1 only	1 only
– DLC Dividend Share(a)	1 only	1 only	1 only
Total share capital	371.21	371.21	371.21
(a)The Special Voting Share was issued to facilitate the joint voting by shareholders of Rio Tinto Limited and Rio Tinto plc on Joint Decisions following the DLC Merger. The DLC Dividend
Share was issued to a subsidiary of Rio Tinto Plc to facilitate the efficient management of funds within the DLC structure. Directors have the ability to issue an Equalisation Share if that is required under the terms of the DLC Merger Sharing Agreement.
During 2024, US$44 million of shares (2023: US$78 million; 2022: US$84 million) were purchased by employee share ownership trusts on behalf of Rio Tinto Limited to satisfy employee share awards on vesting. At 31 December 2024, 303,327 shares (2023: 794,282; 2022: 979,495)
were held in the employee share ownership trusts on behalf of Rio Tinto Limited.
Information relating to share-based incentive schemes is in note 27.

Annual Report on Form 20-F 2024	224	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
35 Other reserves and retained earnings

	2024 US$m	2023 US$m	2022 US$m
Capital redemption reserve(a)
At 1 January and 31 December	51	51	51
Cash flow hedge reserve
At 1 January	(59)	(51)	(11)
Cash flow hedge gains/(losses)	13	30	(167)
Cash flow hedge losses/(gains) transferred to the income statement	17	(39)	106
Tax on the above	(10)	1	21
At 31 December	(39)	(59)	(51)
Fair value through other comprehensive income reserve
At 1 January	(22)	2	2
(Losses) on equity investments	–	(24)	–
At 31 December	(22)	(22)	2
Cost of hedging reserve
At 1 January	(12)	(17)	(21)
Cost of hedging deferred to reserves during the year	3	4	4
Transfer of cost of hedging to the income statement	1	1	–
At 31 December	(8)	(12)	(17)
Other reserves(b)
At 1 January	11,542	11,554	11,582
Own shares purchased from Rio Tinto Limited shareholders to satisfy share awards	(44)	(78)	(84)
Employee share options: value of services	76	62	56
Deferred tax on share options	(4)	4	–
At 31 December	11,570	11,542	11,554
Foreign currency translation reserve(c)
At 1 January	(3,172)	(3,784)	(1,627)
Parent and subsidiaries' currency translation and exchange adjustments	(3,194)	598	(2,235)
Equity accounted units currency translation adjustments	(45)	14	(27)
Currency translation reclassified on disposal(d)	(27)	–	105
At 31 December	(6,438)	(3,172)	(3,784)
Total other reserves per balance sheet	5,114	8,328	7,755

Retained earnings(e)
At 1 January	38,350	35,020	33,857
Parent and subsidiaries' profit for the year	10,697	9,385	11,817
Equity accounted units' profit after tax for the year	855	673	575
Remeasurement gains/(losses) on pension and post-retirement healthcare plans(f)	88	(459)	568
Tax relating to components of other comprehensive income	(23)	151	(118)
Total comprehensive income for the year	11,617	9,750	12,842
Dividends paid	(7,025)	(6,466)	(11,716)
Change in equity interest held by Rio Tinto(g)	(468)	(13)	701
Own shares purchased/treasury shares reissued for share awards and other movements	(13)	(17)	(16)
Equity issued to holders of non-controlling interests(g)	–	–	(711)
Employee share options and other IFRS 2 charges taken to the income statement	78	76	63
At 31 December	42,539	38,350	35,020
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
(d)In 2024, currency translation reclassified on disposal primarily relates to the acquisition of the remaining 20.64% interest in NZAS. The transaction has been accounted for as a business combination achieved in stages, with our previous 79.36% interest in the NZAS joint operation deemed to have been disposed of and, accordingly, the currency translation has been reclassified to the income statement. In 2022, the sale of our Roughrider undeveloped project led to the recycling of currency translation reserve losses of US$105 million relating to the entity that owns the project. Refer to note 5 for details.
(e)Retained earnings and movements in reserves of subsidiaries include those arising from the Group’s share of joint operations.
(f)In 2024, there were US$6 million of remeasurement losses relating to equity accounted units (2023: gains of US$3 million, 2022: gains of US$5 million).
(g)In 2024, this relates to the additional interest acquired in ERA (refer to note 30 for further details) as well as the settlement of deferred consideration payable to Turquoise Hill Resources Ltd dissenting shareholders (refer to note 5 for further details). In 2022, the amount relates to forgiveness by Turquoise Hill Resources Ltd of the accrued interest and funding balances from
Erdenes Oyu Tolgoi and the purchase of the non-controlling interest of Turquoise Hill Resources Ltd.

Annual Report on Form 20-F 2024	225	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
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
legislation) we reflect this in the amounts recognised. Other provisions includes provision for legal claims, onerous contracts and claims for past royalties. In the prior year, this also included the residual consideration payable to Turquoise Hill Resources Ltd shareholders that dissented to the 2022 transaction, which has now been paid in 2024 (refer further detail below).

	2024 US$m	2023 US$m
Opening balance at 1 January	1,371	1,298
Adjustment on currency translation	(69)	14
Adjustments to mining properties/right-of-use assets:
– increases to existing and new provisions	17	–
– change in discount rate	(2)	–
Charged/(credited) to profit:
– increases to existing and new provisions	184	214
– change in discount rate	(7)	(18)
– unused amounts reversed	(104)	(31)
– exchange gain on provisions	–	(1)
– amortisation of discount	14	22
Utilised in year	(94)	(104)
Transfers and other movements(a)	(203)	(23)
Closing balance at 31 December	1,107	1,371
Balance sheet analysis:
Current	792	637
Non-current	315	734
Total	1,107	1,371
(a)In 2024, transfers and other movements includes settlement of deferred consideration payable to Turquoise Hill Resources Ltd dissenting shareholders.
Panguna mine, Bougainville
During the year we utilised a provision of US$10 million to fund a legacy impact assessment study in relation to a Panguna mine of Bougainville
Copper Limited (BCL), our former subsidiary. The Panguna Mine Legacy Impact Assessment, an independent report published in December
2024, assessed the environmental impacts and directly connected social and human rights impacts caused by the Panguna mine since BCL ceased operations in 1989.
In November 2024, Rio Tinto, BCL and the Autonomous Bougainville Government signed a Memorandum of Understanding (MoU) to discuss ways forward. The MoU parties plan to address the findings of the independent report and develop a remedy mechanism consistent with the UN
Guiding Principles on Business and Human Rights.  We have acknowledged a class action lawsuit filed in July 2024 in Papua New Guinea's
National Court of Justice, naming both Rio Tinto and our former subsidiary, BCL, as defendants. We submitted our defence against the legal claim and will strongly defend our position in this case.

Annual Report on Form 20-F 2024	226	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
37 Contingencies and commitments
Recognition and measurement
Contingent liabilities, indemnities and other performance guarantees represent the potential outflow of funds from the Group for the satisfaction of obligations, including those under contractual arrangements (eg undertakings related to supplier agreements) not provided for on the balance sheet, where the likelihood of the contingent liabilities, guarantees or indemnities being called is assessed as possible rather than probable or remote.

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

Contingent liabilities - subsidiaries, joint operations, joint ventures and associates

	2024 US$m	2023 US$m
Contingent liabilities, indemnities and other performance guarantees(a)	192	435
(a)There were no material contingent liabilities arising in relation to the Group’s joint ventures and associates.
Contingent liabilities - not quantifiable
The current status of contingent liabilities where it is not practicable to provide a reliable estimate of possible financial exposure is:
Litigation disputes

Litigation matter	Latest update
2011 Contractual payments in Guinea
In 2023, we resolved a previously self-disclosed investigation by the SEC into certain contractual payments totalling US$10.5 million made to a consultant who had provided advisory services in 2011, relating to the Simandou project in the Republic of Guinea. In August 2023, the UK Serious Fraud Office
closed its case and announced that the Australian Federal Police maintains a live investigation into the matter. Rio Tinto continues to co-operate fully with relevant authorities.
At 31 December 2024, the outcome of this investigation remains uncertain, but it could ultimately expose the Group to material financial cost. No provision has been recognised for the investigation. We believe this case is unwarranted and will defend the allegation vigorously.

Other contingent liabilities
We continue to modernise agreements with Traditional Owner groups in response to the Juukan Gorge incident. We have created provisions, within “Other provisions”, based on our best estimate of historical claims. However, the process is incomplete and it is possible that further claims could arise relating to past events.
Close-down, restoration and environmental provisions are not recognised for those operations that have no known restrictions on their lives as the date of closure cannot be reliably estimated. This applies primarily to our Canadian aluminium smelters, which are not dependent upon a specific orebody and have access to indefinite-lived power from owned hydropower stations with water rights permitted by local governments. In these instances, a closure obligation may exist at the reporting date. However, due to the indefinite nature of asset lives it is not possible to arrive at a sufficiently reliable estimate for the purposes of recognising a provision. Close-down, restoration and environmental provisions are recognised at these operations for separately identifiable closure activities which can be reasonably estimated, such as the demolition and removal of fixed structures after a predetermined period. Any contingent liability for these assets will crystallise into a closure provision if and when a decision is taken to cease operations.
Contingent assets
The Group has, from time to time, various insurance claims outstanding with reinsurers. Recognition of any assets arising takes place once the insurance company has agreed to refund the claims and the amount is quantifiable. This is usually in the same period as payment is received.

Annual Report on Form 20-F 2024	227	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
37 Contingencies and commitments continued
Capital commitments
Our capital commitments include:
–open purchase orders for managed operations and non-managed tolling entities
–expenditure on major projects already authorised by our Investment Committee for non-managed operations.
On a legally enforceable basis, capital commitments excluding the Group’s share of joint ventures would be approximately US$1,872 million
(2023: US$1,400 million) as many of the contracts relating to the Group’s projects have various cancellation clauses.
The capital commitments for Simandou are shown on a 100% basis for the SimFer mine and the SimFer scope of infrastructure as managed operations. The SimFer investment in WCS Rail and Port is classified as a joint venture capital commitment and is shown inclusive of the funding due from non-controlling interests.

	2024 US$m	2023 US$m
Capital commitments excluding the Group's share of joint venture capital commitments
Within 1 year	4,559	3,662
Between 1 and 3 years	602	597
Between 3 and 5 years	313	27
After 5 years	82	99
Total	5,556	4,385

Group's share of joint venture capital commitments
Within 1 year	1,280	128
Between 1 and 3 years	271	99
Total	1,551	227

Impact of climate change on our business - decarbonisation capital commitments
Capital commitments do not include the estimated incremental capital expenditure relating to decarbonisation projects of US$5 billion to
US$6 billion between 2022 and 2030 unless otherwise contractually committed. Included in capital commitments at 31 December 2024 are contractually committed decarbonisation capital commitments of US$114 million (2023: US$123 million), inclusive of the Amrun power purchase agreement, which is a treated as a lease, which has not yet commenced (disclosed in note 21).

Other commitments
The Group has also made other commitments to incur a minimum amount of expenditure on community development initiatives as part of its agreements with various stakeholders. As of 31 December 2024, a total of US$154 million (2023: US$173 million) of such expenditure is estimated to be incurred over the next 25 years, out of which US$27 million (2023: US$10 million) is expected to be incurred within the next year.
Unrecognised commitments to contribute funding or resources to joint ventures
Along with the other joint venture partners, we have commitments to provide emergency funding (such as funding required to preserve the life of assets of the company or to comply with applicable laws) if required by Sohar Aluminium Company L.L.C., subject to approved thresholds.
At 31 December 2024, Minera Escondida Ltda held an undrawn shareholder line of credit, of which Rio Tinto’s share was US$225 million (2023:
US$225 million). The current facility was extended during the year and will now mature in September 2026.
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

Annual Report on Form 20-F 2024	228	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
37 Contingencies and commitments continued
The aggregate amount of future payment commitments under purchase obligations outstanding at 31 December is shown in the table below.

	2024 US$m	2023 US$m
Within 1 year	3,160	2,927
Between 1 and 2 years	1,461	1,663
Between 2 and 3 years	1,364	1,496
Between 3 and 4 years	851	1,147
Between 4 and 5 years	614	948
After 5 years	4,905	6,365
Total	12,355	14,546
Guarantees by parent companies
Rio Tinto plc and Rio Tinto Limited have, jointly and severally, fully and unconditionally guaranteed the following securities issued by the following 100% owned finance subsidiaries: US$6.2 billion (2023: US$6.2 billion) Rio Tinto Finance (USA) Limited and Rio Tinto Finance (USA)
plc bonds with maturity dates up to 2053; and US$0.6 billion (2023: US$1.1 billion) on the European Debt Issuance Programme. In addition, Rio
Tinto Finance plc and Rio Tinto Finance Limited have entered into undrawn facility arrangements for an aggregate amount of US$7.5 billion
(2023: US$7.5 billion). The facilities are guaranteed by Rio Tinto plc and Rio Tinto Limited.
Rio Tinto plc has provided a guarantee, known as the completion support undertaking (CSU), in favour of the Oyu Tolgoi LLC project finance lenders. In
2023, a wholly owned subsidiary of Rio Tinto plc became a lender under the project finance facility ranking pari passu with the external lenders.
At 31 December 2024, a total of US$5.5 billion (2023: US$4.7 billion) of project finance debt was outstanding under this facility of which US$3.9 billion (2023: US$3.9 billion) is owed to external third party lenders. Rio Tinto plc, through its subsidiaries, owns 66% of Oyu Tolgoi LLC, with the remaining share owned by Erdenes Oyu Tolgoi LLC (34%), which is controlled by the Government of Mongolia. The project finance was raised for development of the underground mine and the CSU will terminate on the completion of the underground mine according to a set of completion tests set out in the project finance facility. The CSU contains a carve-out for certain political risk events.
In November 2024, the Group entered into a US$7 billion bridge facility agreement to support the proposed acquisition of Arcadium Lithium
(refer to note 5). Rio Tinto Plc and Rio Tinto Limited have jointly guaranteed the facility, which remains undrawn as at 31 December 2024.
38 Auditors’ remuneration
Group auditors’ remuneration(a)

	2024 US$m	2023 US$m	2022 US$m
Audit of the Group	20.7	19.1	17.3
Audit of subsidiaries	7.4	7.5	8.4
Total audit	28.1	26.6	25.7
Audit-related assurance service	1.7	1.1	1.0
Other assurance services(b)	3.5	3.0	2.3
Total assurance services	5.2	4.1	3.3
Tax compliance	–	–	–
Other non-audit services not covered above	0.2	0.1	0.3
Total non-audit services	5.4	4.2	3.6
Total Group auditors’ remuneration	33.5	30.8	29.3

Group auditors’ remuneration as required to be categorised under SEC regulations
Audit fees	30.0	27.7	27.0
Audit-related fees	3.3	3.0	2.0
Tax fees	–	–	–
All other fees	0.2	0.1	0.3
Total Group auditors’ remuneration	33.5	30.8	29.3

Audit fees payable to other accounting firms
Audit of the financial statements of the Group’s subsidiaries	0.3	0.3	0.2
Fees in respect of pension scheme audits	0.1	0.1	0.1
Total audit fees payable to other accounting firms	0.4	0.4	0.3
(a)The remuneration payable to KPMG, the Group auditors, is approved by the Audit & Risk Committee. The Committee sets the policy for the award of non-audit work to the auditors and approves the nature and extent of such work, and the amount of the related fees, to ensure that independence is maintained. The fees disclosed above consolidate all payments, including overruns, made to member firms of KPMG by the companies and their subsidiaries, along with fees in respect of joint operations paid for by the Group. Non-audit services arise largely from assurance and regulation related work.
(b)Other assurance services relates to the review of non-statutory financial information including sustainability reporting.

Annual Report on Form 20-F 2024	229	riotinto.com
Financial statements  |  Notes to the consolidated financial statements
39 Events after the balance sheet date
There were no significant events after the balance sheet date requiring disclosure.
40 New standards issued but not yet effective
We have not early adopted any new accounting standards or amendments that have been issued but are not yet effective. Except for the
Amendments to IAS 21 “The Effects Of Changes In Foreign Exchange Rates” (IAS 21), referred to below, they are not available for early adoption because they have not yet been endorsed by the UK Endorsement Board.
IFRS 18 Presentation and Disclosure in Financial Statements (mandatory in 2027) will replace IAS 1. The new standard requires that companies classify all income and expenses into 5 categories in the statement of profit or loss, namely the operating, investing, financing, discontinued
operations and income tax categories. Management defined performance measures are disclosed in a single note and enhanced guidance is provided on how to group information in the financial statements. In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows. We are in process of assessing the impact of IFRS 18 and expect that changes will be required to the presentation and disclosures in our financial statements.
Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures (mandatory in 2026) will help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements (PPAs).
The amendments include: clarifying the application of the ‘own-use’ requirements, permitting hedge accounting if these contracts are used as hedging instruments; and adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows. We are in process of assessing the impacts from these amendments.
The assessment is ongoing in relation to the amendments listed below, but no material impact has been identified to date:
–Lack of exchangeability (Amendments to IAS 21 , mandatory in 2025)
–Annual Improvements to IFRS Accounting Standards (Amendments to IAS 7 “Statement of Cash Flows” and IFRS 10 “Consolidated
Financial Statements” mandatory in 2026)
–Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 “Financial Instruments” and IFRS 7
“Financial Instruments: Disclosures”, mandatory in 2026)
–IFRS 19 “Subsidiaries without Public Accountability: Disclosures” (mandatory in 2027)
Pages 230 to 245 have been intentionally omitted.

Annual Report on Form 20-F 2024	246
Financial statements  |  Report of Independent Registered Public Accounting Firms
Report of Independent Registered
Public Accounting Firms
To the Shareholders and Board of Directors of Rio Tinto plc and Rio Tinto Limited:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying Consolidated Balance Sheet of Rio Tinto Group (‘the Group’), comprising of Rio Tinto plc and Rio Tinto
Limited, together with their subsidiaries as of December 31, 2024 and 2023, the related Consolidated Income Statement, Consolidated
Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, and Consolidated Cash Flow Statement for each of the years in the three-year period ended December 31, 2024 and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control –
Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of
December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal
Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”.
Basis for Opinions
The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the
Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the
PCAOB.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Evaluation of the impairment assessment for the Kennecott Utah Copper Cash Generating Unit
As described in Note 4, as at December 31, 2024, the Kennecott Utah Copper CGU has US$2.2 billion in carrying value. The Group determined that there was an indicator of impairment of property, plant and equipment in the Kennecott Utah Copper CGU, as a result of worsening geotechnical conditions. The Group performed a full impairment assessment by estimating the recoverable amount of the CGU based on cash flow forecasts for fair value less costs of disposal purposes and comparing to the respective carrying amount. The Group concluded that the
Kennecott Utah Copper CGU’s recoverable amount exceeded its carrying value.
We identified the evaluation of the impairment assessment for the Kennecott Utah Copper cash generating unit as a critical audit matter. Significant auditor judgement was required to evaluate key assumptions, including the uncertainty over forecast copper prices and the life of mine plan.

Annual Report on Form 20-F 2024	247
Financial statements  |  Report of Independent Registered Public Accounting Firms
The following are the primary procedures we performed to address this critical audit matter:
–we evaluated the design and tested the operating effectiveness of certain internal controls related to the impairment process for the determination of the recoverable amount of property, plant and equipment for the Kennecott Utah Copper CGU;
–we involved our valuation professionals with specialised skills and knowledge who assisted us in assessing the forecast copper prices used in the Group’s assessment by comparing them to, and considering changes in, market observable price forecasts; and
–we assessed the scope, competency and objectivity of the Group’s internal experts who prepared the life of mine plan utilised in the Group’s impairment assessment, by examining the work they were involved to perform, and their professional qualifications and experience.
Evaluation of Iron Ore (‘Pilbara’) provision for close-down and restoration
As discussed in Note 14 to the consolidated financial statements, the Group has a provision for close-down, restoration and environmental activities (‘closure provisions’) of US$15,731m as of December 31, 2024, a portion of which relates to Iron Ore (‘Pilbara’).
We identified the evaluation of provisions for close-down and restoration related to Pilbara as a critical audit matter. Significant auditor judgement was required to evaluate the Group’s assumptions related to the life of operation and the probability, nature and timing of possible closure and rehabilitation activities, and future close-down and restoration costs including costs associated with post-closure monitoring (‘closure costs’).
The following are the primary procedures we performed to address this critical audit matter.
–We evaluated the design and tested the operating effectiveness of certain internal controls over the Group’s process to estimate provisions for close-down and restoration including the Group’s selection of key assumptions to be used.
–We evaluated the scope and competency of the Group’s experts, both internal and external to the Group, who produce the closure cost estimates by examining the work they were involved to perform, and their professional qualifications and experience.
–We compared a selection of previous forecast cost assumptions to actual costs to assess the Group’s ability to accurately forecast closure costs.
–We inspected the most recent closure studies and other technical material prepared by the Group relating to changes in the closure provision to assess the nature and scope of restoration work planned to be undertaken. This included assumptions relating to the life of the operation and the nature and timing of closure and rehabilitation activities.
–We evaluated the completeness of the provisions against the Group’s analysis of where disturbance requires rehabilitation and our understanding of the Pilbara sites, including the probability, nature and timing of possible closure and rehabilitation activities.
–In addition, for certain sites, we involved mine closure professionals with specialised skills and knowledge who assisted in evaluating the methodology applied by the Group’s third-party experts and assisted us in assessing certain assumptions regarding the nature and costs of future rehabilitation activities based on their experience and familiarity with applicable legislative requirements and industry practice and the
Group’s closure commitments.
Evaluation of indicators of impairment or impairment reversals of property, plant and equipment for the Oyu Tolgoi copper-gold mine cash generating unit (Oyu Tolgoi CGU)
As discussed, in Note 13 to the consolidated financial statements, as at December 31, 2024, the Group has US$67,345m of property, plant and equipment, a portion of which relates to the Oyu Tolgoi copper-gold mine (Oyu Tolgoi CGU). As discussed in Note 4, external and internal factors are monitored for indicators of impairment or impairment reversal and judgement is required to determine whether the impacts of these factors are significant.
We identified the evaluation of indicators of impairment or impairment reversal of property, plant and equipment related to the Oyu Tolgoi CGU as a critical audit matter. Significant auditor judgement was required to assess whether certain internal and external factors impacting the Oyu
Tolgoi CGU, including volatility on forecast commodity prices and the ramp up of underground mine production, result in indicators of impairment or impairment reversal.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the identification of indicators of impairment or impairment reversal of property, plant and equipment for the Oyu Tolgoi CGU.
–We involved valuation professionals with specialised skills and knowledge who assisted in assessing the forecast commodity prices used in the Group’s assessment, by comparing them to, and considering changes in, market observable price forecasts.
–We assessed the impact of the underground progress in the period by comparing the actual ramp up of underground mine production to the
Group's plans, to assess whether any deviation from these plans could represent an indicator of impairment or impairment reversal. We also inquired of operational management to corroborate certain changes in assumptions.
We have served as the Group’s auditors since 2020.

/s/ KPMG LLP London, United Kingdom February 20, 2025 In respect of the Board of Directors and Shareholders of Rio Tinto plc	/s/ KPMG Perth, Australia February 20, 2025 In respect of the Board of Directors and Shareholders of Rio Tinto Limited
Pages 248 to 265 have been intentionally omitted.

Annual Report on Form 20-F 2024	266	riotinto.com
Financial statements  |  Additional financial information
Financial information by business unit

		Segmental revenue(a) for the year ended 31 December			Underlying EBITDA(a) for the year ended 31 December			Depreciation and amortisation for the year ended 31 December			Underlying earnings(a) for the year ended 31 December
	Rio Tinto interest %	2024 US$m	2023 US$m	2022 US$m	2024 US$m	2023 US$m Adjusted(m)	2022 US$m Adjusted(m)	2024 US$m	2023 US$m	2022 US$m	2024 US$m	2023 US$m Adjusted(m)	2022 US$m Adjusted(m)
Iron Ore
Pilbara	(b)	27,849	30,867	29,313	16,543	19,828	18,474	2,390	2,128	2,011	9,550	11,945	11,106
Dampier Salt	68.4%	412	422	352	117	120	56	23	21	19	46	49	19
Evaluation projects/other	(c)	3,197	2,701	2,711	(478)	57	33	–	–	–	(550)	(89)	53
Intra-segment	(c)	(2,119)	(1,741)	(1,470)	67	(31)	49	–	–	–	51	(23)	35
Total Iron Ore segment		29,339	32,249	30,906	16,249	19,974	18,612	2,413	2,149	2,030	9,097	11,882	11,213
Aluminium
Bauxite	(d)	3,061	2,390	2,396	1,250	662	618	365	373	361	579	141	101
Alumina	(e)	3,612	2,882	3,215	799	136	289	142	170	200	417	(56)	18
North American Aluminium	(f)	7,030	6,581	7,561	1,639	1,480	2,426	785	710	704	632	566	1,266
Pacific Aluminium	(g)	2,844	2,613	3,102	363	169	497	154	165	135	131	18	261
Intra-segment and other		(3,651)	(2,953)	(3,138)	(194)	(11)	12	–	–	—	(136)	(15)	(8)
Integrated operations		12,896	11,513	13,136	3,857	2,436	3,842	1,446	1,418	1,400	1,623	654	1,638
Other product group items		754	772	973	35	9	25	–	–	–	23	5	15
Product group operations		13,650	12,285	14,109	3,892	2,445	3,867	1,446	1,418	1,400	1,646	659	1,653
Evaluation projects/other		–	–	–	(219)	(163)	(195)	–	–	–	(163)	(121)	(149)
Total Aluminium segment		13,650	12,285	14,109	3,673	2,282	3,672	1,446	1,418	1,400	1,483	538	1,504
Copper
Kennecott	100%	2,599	1,430	1,923	720	178	857	718	500	624	(54)	(328)	12
Escondida	30%	3,424	2,756	2,628	2,221	1,619	1,641	426	355	330	921	684	798
Oyu Tolgoi	(h)	2,184	1,625	1,424	1,105	639	449	473	476	194	388	161	130
Product group operations		8,207	5,811	5,975	4,046	2,436	2,947	1,617	1,331	1,148	1,255	517	940
Evaluation projects/other	(m)	1,068	867	724	(609)	(476)	(381)	3	5	5	(444)	(327)	(252)
Total Copper segment		9,275	6,678	6,699	3,437	1,960	2,566	1,620	1,336	1,153	811	190	688
Minerals
Iron Ore Company of Canada	58.7%	2,450	2,500	2,818	746	942	1,381	229	214	207	212	293	475
Rio Tinto Iron & Titanium	(i)	1,993	2,172	2,366	609	582	799	226	222	224	241	221	374
Rio Tinto Borates	100%	763	802	742	183	212	155	65	58	54	82	125	80
Diamonds	(j)	279	444	816	(115)	44	330	29	35	45	(127)	26	151
Product group operations		5,485	5,918	6,742	1,423	1,780	2,665	549	529	530	408	665	1,080
Evaluation projects/other		46	16	12	(343)	(366)	(246)	1	1	1	(265)	(353)	(226)
Total Minerals segment		5,531	5,934	6,754	1,080	1,414	2,419	550	530	531	143	312	854
Reportable segments total		57,795	57,146	58,468	24,439	25,630	27,269	6,029	5,433	5,114	11,534	12,922	14,259
Simandou iron ore project	(k)	–	–	–	(22)	(539)	(189)	7	–	–	(39)	(160)	(145)
Other operations	(l)(m)	120	142	192	43	(95)	(17)	320	290	272	(225)	(307)	(348)
Inter-segment transactions	(c)	(209)	(231)	(256)	9	8	24				4	4	26
Central pension costs, share-based payments, insurance and derivatives					153	168	377				228	48	374
Restructuring, project and one-off costs					(254)	(190)	(173)				(178)	(112)	(85)
Central costs					(816)	(990)	(766)	121	95	94	(636)	(898)	(651)
Central exploration and evaluation					(238)	(100)	(253)				(216)	(60)	(209)
Net interest											395	318	138
Underlying EBITDA/earnings					23,314	23,892	26,272				10,867	11,755	13,359
Items excluded from underlying EBITDA/ earnings					1,055	(1,257)	269				685	(1,697)	(967)
Reconciliation to consolidated income statement
Share of EAUs sales and inter-subsidiary/ EAUs sales		(4,048)	(3,016)	(2,850)
Impairment charges net of reversals	(n)				(573)	(936)	(52)
Depreciation and amortisation in subsidiaries excluding capitalised depreciation					(5,744)	(4,976)	(4,871)
Depreciation and amortisation in EAUs					(559)	(484)	(470)	(559)	(484)	(470)
Taxation and finance items in EAUs					(1,002)	(741)	(640)
Finance items					(876)	(1,713)	(1,846)
Consolidated sales revenue/profit before taxation/depreciation and amortisation/net earnings		53,658	54,041	55,554	15,615	13,785	18,662	5,918	5,334	5,010	11,552	10,058	12,392

Annual Report on Form 20-F 2024	267	riotinto.com
Financial statements  |  Additional financial information

		Capital expenditure(o) for the year ended 31 December			Operating assets(p) as at 31 December			Employees for the year ended 31 December
	Rio Tinto interest %	2024 US$m	2023 US$m	2022 US$m	2024 US$m	2023 US$m Adjusted(m)	2022 US$m	2024	2023 Adjusted(m)	2022 Adjusted(m)
Iron Ore
Pilbara	(b)	2,985	2,563	2,906	17,016	17,959	17,785	15,152	15,181	14,319
Dampier Salt	68.4%	27	25	34	5	146	153	422	430	436
Evaluation projects/other	(c)	–	–	–	718	780	835	22	22	20
Intra-segment	(c)	–	–	–	(193)	(243)	(220)	–	–	–
Total Iron Ore segment		3,012	2,588	2,940	17,546	18,642	18,553	15,596	15,633	14,775

Aluminium
Bauxite	(d)	159	159	161	2,289	2,649	2,458	3,188	3,008	2,966
Alumina	(e)	279	325	356	804	1,315	2,400	2,502	2,600	2,626
North American Aluminium	(f)	1,153	748	752	10,516	10,582	9,343	7,497	6,886	6,693
Pacific Aluminium	(g)	102	99	108	706	340	159	2,728	2,563	2,480
Intra-segment and other		1	–	–	795	997	629	243	256	234
Total Aluminium segment		1,694	1,331	1,377	15,110	15,883	14,989	16,158	15,313	14,999

Copper
Kennecott	100%	774	735	563	2,391	2,606	2,027	2,502	2,411	2,176
Escondida	30%	–	–	–	2,779	2,844	2,792	1,135	1,203	1,205
Oyu Tolgoi	(h)	1,277	1,230	1,056	16,692	15,334	13,479	4,734	4,515	4,060
Product group operations		2,051	1,965	1,619	21,862	20,784	18,298	8,371	8,129	7,441
Evaluation projects/other	(m)	4	11	3	262	266	165	317	295	236
Total Copper segment		2,055	1,976	1,622	22,124	21,050	18,463	8,688	8,424	7,677

Minerals
Iron Ore Company of Canada	58.7%	291	364	366	1,240	1,347	1,147	3,214	3,206	3,075
Rio Tinto Iron & Titanium	(i)	244	240	217	3,215	3,386	3,351	4,397	4,415	4,273
Rio Tinto Borates	100%	57	49	34	475	502	496	989	1,013	1,009
Diamonds	(j)	48	66	48	(38)	29	(84)	864	871	853
Product group operations		640	719	665	4,892	5,264	4,910	9,464	9,505	9,210
Evaluation projects/other		158	27	14	1,138	873	874	358	328	224
Total Minerals segment		798	746	679	6,030	6,137	5,784	9,822	9,833	9,434
Reportable segments total		7,559	6,641	6,618	60,810	61,712	57,789	50,264	49,203	46,885

Simandou iron ore project	(k)	1,832	266	–	2,106	738	(22)	989	571	343
Other operations	(l)(m)	66	57	53	(1,446)	(2,638)	(1,850)	703	703	639
Inter-segment transactions	(c)				22	20	12
Other items		134	113	79	(755)	(1,015)	(1,107)	7,638	6,697	5,859
Total		9,591	7,077	6,750	60,737	58,817	54,822	59,594	57,174	53,726
Add back: Proceeds from disposal of property, plant and equipment		30	9	–
Total purchases of property, plant & equipment and intangibles as per cash flow statement		9,621	7,086	6,750
Add: Net debt					(5,491)	(4,231)	(4,188)
Equity attributable to owners of Rio Tinto					55,246	54,586	50,634
Total employees								59,594	57,174	53,726

Annual Report on Form 20-F 2024	268	riotinto.com
Financial statements  |  Additional financial information
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
The disclosures in this note include certain alternative performance measures (non-IFRS measures). For more information on the non-
IFRS measures used by the Group, including definitions and
calculations, refer to section entitled alternative performance measures (pages 269 to 273).
(a)Segmental revenue, Underlying EBITDA and Capital expenditure are defined and calculated in note 1 from pages 167 to 168.
Underlying earnings is defined and calculated within the Alternative performance measures section on page 270.
(b)Pilbara represents the Group’s 100% holding in Hamersley, 50%
holding in Hope Downs Joint Venture, 54% holding in Western
Range Joint Venture and 65% holding in Robe River Iron
Associates. The Group’s net beneficial interest in Robe River Iron
Associates is 53%, as 30% is held through a 60% owned
subsidiary and 35% is held through a 100% owned subsidiary.
(c)Segmental revenue, Underlying EBITDA, Underlying earnings and Operating assets within Evaluation projects/other include activities relating to the shipment and blending of Pilbara and Iron
Ore Company of Canada (IOC) iron ore inventories held portside in China and sold to domestic customers. Transactions between
Pilbara and our portside trading business are eliminated through the Iron Ore “intra-segment” line and transactions between IOC and the portside trading business are eliminated through “inter-
segment transactions”.
(d)Bauxite represents the Group’s 100% interest in Gove and Weipa,
22% interest in Porto Trombetas and 22.9% interest in Sangarédi.
(e)Alumina represents the Group’s 100% interest in Jonquière
(Vaudreuil), Yarwun, 80% interest in Queensland Alumina and
10% interest in São Luis (Alumar).
(f)North American Aluminium represents the Group’s 100% interest in Alma, Arvida, Arvida AP60, Grande-Baie, ISAL, Kitimat,
Laterrière, 40% interest in Alouette, 25.1% interest in Bécancour,
20% interest in Sohar and 50% interest in Matalco.
(g)Pacific Aluminium represents the Group’s 100% interest in Bell
Bay, 73.5% interest in Boyne Island, 100% interest in Tiwai Point and 51.6% interest in Tomago. On 30 September 2024, our
interest in Boyne Island was increased from 59.4% to 71.05%
following our acquisition of Mitsubishi Corporation’s 11.65%
interest in Boyne Smelters Limited (BSL). On 1 November 2024,
our interest was further increased to 73.5% following our
acquisition of Sumitomo Chemical Company’s (SCC) 2.46%
interest in BSL. On 1 November 2024, we also acquired SCC’s
20.64% interest in New Zealand Aluminium Smelters, increasing our interest from 79.36% to 100%.
(h)Until 16 December 2022, our interest in Oyu Tolgoi (OT) was held indirectly through our 50.8% investment in Turquoise Hill
Resources Ltd (TRQ), where TRQ’s principal asset was its 66%
investment in Oyu Tolgoi LLC, which owned the OT copper-gold mine. Following the purchase of TRQ we now directly hold a 66%
investment in Oyu Tolgoi LLC.
(i)Includes our interests in Rio Tinto Iron and Titanium Quebec
Operations (100%), QIT Madagascar Minerals (QMM, economic
interest of 85%) and Richards Bay Minerals (attributable interest of 74%).
(j)Relates to our 100% interest in the Diavik diamond mine and diamond marketing operations.
(k)Rio Tinto SimFer UK Limited (which is wholly owned by the
Group) holds a 53% interest in SimFer Jersey Limited (SimFer
Jersey) which in turn, has an 85% interest in SimFer S.A., the company that will carry out the Simandou mining operations in
Guinea, and an 85% interest in the company which will deliver
SimFer Jersey’s scope of the co-developed rail and port
infrastructure. SimFer Jersey at present has a 100% interest in the companies that will own and operate the transhipment
vessels, however this is anticipated to reduce to 85% with the
Government of Guinea taking a 15% interest before operations commence. These entities, together with the equity accounted
WCS Rail and Port entities described in note 32, are referred to as the Simandou iron ore project.
(l)Other operations includes our 98.43% interest in Energy
Resources of Australia (increased from 86.3% in November 2024
- refer to note 30), sites being rehabilitated under the
management of Rio Tinto Closure, Rio Tinto Marine, and the
remaining legacy liabilities of Rio Tinto Coal Australia. These include provisions for onerous contracts, in relation to rail infrastructure capacity, partly offset by financial assets and receivables relating to contingent royalties and disposal proceeds.
(m)Accountability for Rio Tinto Guinea, our in-country external affairs office remains with Bold Baatar, and has therefore moved from the Copper product group to “Other operations” following his change in role to Chief Commercial Officer. Accordingly, prior period amounts have been adjusted for comparability even though there is no material impact as a result of the change.
(n)Refer to note 4 for allocation of impairment charges net of reversals between consolidated amounts and share of profit in
EAUs.
(o)Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment, capitalised evaluation costs and purchases less sales of other intangible assets as derived from the consolidated cash flow statement. The details provided include 100% of subsidiaries’ capital expenditure and
Rio Tinto’s share of the capital expenditure of joint operations but exclude equity accounted units.
(p)Operating assets of the Group represents equity attributable to
Rio Tinto adjusted for net debt. Operating assets of subsidiaries, joint operations and the Group’s share relating to equity
accounted units are made up of net assets adjusted for net debt and post-retirement assets and liabilities, net of tax. Operating assets are stated after the deduction of non-controlling interests;
these are calculated by reference to the net assets of the relevant companies (ie inclusive of such companies’ debt and amounts
due to or from Rio Tinto Group companies).

Annual Report on Form 20-F 2024	269	riotinto.com
Financial statements  |  Additional financial information
Alternative performance measures
The Group presents certain alternative performance measures (non-IFRS measures) which are reconciled to directly comparable IFRS financial measures below. These non-IFRS measures, hereinafter referred to as alternative performance measures (APMs), are used by management to assess the performance of the business and provide additional information, which investors may find useful. APMs are presented in order to give further insight into the underlying business performance of the Group's operations.
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
Reconciliation of APMs to the nearest comparable IFRS financial measures for the year 2021 and 2020 can be found in the section APM of our
2021 Annual Report. Reconciliation of underlying return on capital employed and Net (debt)/cash for the year 2022 can be found in our 2022
Annual Report.
APMs derived from the income statement
The following income statement measures are used by the Group to provide greater understanding of the underlying business performance of its operations and to enhance comparability of reporting periods. They indicate the underlying commercial and operating performance of our assets including revenue generation, productivity and cost management.
Segmental revenue
Segmental revenue includes consolidated sales revenue plus the equivalent sales revenue of equity accounted units (EAUs) in proportion to our equity interest (after adjusting for sales to/from subsidiaries). The reconciliation can be found in “Our financial performance” on page 167.
Underlying EBITDA
Underlying EBITDA represents profit before taxation, net finance items, depreciation and amortisation adjusted to exclude the EBITDA impact of items that do not reflect the underlying performance of our reportable segments. The reconciliation of profit after tax to underlying EBITDA can be found in “Our financial performance” on page 168.
Underlying EBITDA margin
Underlying EBITDA margin is defined as Group underlying EBITDA divided by the aggregate of consolidated sales revenue and our share of equity account unit sales after eliminations.

	2024 US$m	2023 US$m	2022 US$m
Underlying EBITDA	23,314	23,892	26,272
Consolidated sales revenue	53,658	54,041	55,554
Share of equity accounted unit sales and inter-subsidiary/equity accounted unit sales eliminations	4,048	3,016	2,850
	57,706	57,057	58,404
Underlying EBITDA margin	40%	42%	45%
Pilbara underlying FOB EBITDA margin
The Pilbara underlying free on board (FOB) EBITDA margin is defined as Pilbara underlying EBITDA divided by Pilbara segmental revenue, excluding freight revenue.

	2024 US$m	2023 US$m	2022 US$m
Pilbara
Underlying EBITDA	16,543	19,828	18,474
Pilbara segmental revenue	27,849	30,867	29,313
Less: Freight revenue	(2,344)	(2,098)	(2,206)
Pilbara segmental revenue, excluding freight revenue	25,505	28,769	27,107
Pilbara underlying FOB EBITDA margin	65%	69%	68%
Underlying EBITDA margin from integrated operations and product group operations

	Aluminium - integrated operations			Copper - product group operations			Minerals - product group operations
	2024 US$m	2023 US$m	2022 US$m	2024 US$m	2023 US$m	2022 US$m	2024 US$m	2023 US$m	2022 US$m
Underlying EBITDA	3,857	2,436	3,842	4,046	2,436	2,947	1,423	1,780	2,665
Segmental revenue	12,896	11,513	13,136	8,207	5,811	5,975	5,485	5,918	6,742
Underlying EBITDA margin	30%	21%	29%	49%	42%	49%	26%	30%	40%

Annual Report on Form 20-F 2024	270	riotinto.com
Financial statements  |  Additional financial information
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
The following items are excluded from net earnings in arriving at underlying earnings in each period irrespective of materiality:
–net (gains)/losses on consolidation or disposal of interests in businesses
–impairment charges and reversals
–(profit)/loss after tax from discontinued operations
–exchange and derivative gains and losses. This adjustment includes exchange (gains)/losses on external net debt and intragroup balances, unrealised
(gains)/losses on currency and interest rate derivatives not qualifying for hedge accounting, unrealised (gains)/losses on certain commodity derivatives not qualifying for hedge accounting, and unrealised (gains)/losses on embedded derivatives not qualifying for hedge accounting
–adjustments to closure provisions where the adjustment is associated with an impairment charge, or for legacy sites where the disturbance or environmental contamination relates to the pre-acquisition period.
In addition, there is a final judgemental category which includes, where applicable, other credits and charges that, individually or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance. In 2024 this includes provision for uncertain tax positions in relation to disputes with the Mongolian Tax Authority and the recognition of deferred tax assets at Energy Resources of Australia.
Exclusions from underlying earnings relating to equity accounted units are stated after tax and included in the column “Pre-tax”.

	Pre-tax 2024 US$m	Taxation 2024 US$m	Non- controlling interests 2024 US$m	Net amount 2024 US$m	Net amount 2023 US$m	Net amount 2022 US$m
Net earnings	15,615	(4,041)	(22)	11,552	10,058	12,392
Items excluded from underlying earnings
(Gains)/losses on consolidation and disposal of interests in businesses(a)	(1,214)	274	43	(897)	–	105
Impairment charges net of reversals (note 4)	561	(27)	–	534	652	52
Foreign exchange and derivative losses/(gains):
– Exchange (gains)/losses on external net debt, intragroup balances and derivatives(b)	(308)	13	2	(293)	243	(216)
– Losses on currency and interest rate derivatives not qualifying for hedge accounting(c)	68	2	4	74	87	373
– Losses/(gains) on embedded commodity derivatives not qualifying for hedge accounting(d)	92	(27)	–	65	(23)	(20)
Change in closure estimates (non-operating and fully impaired sites)(e)	86	(13)	–	73	1,102	178
Uncertain tax provisions(f)	–	295	(100)	195	–	–
Recognition of deferred tax assets at Energy Resources of Australia(g)	–	(443)	7	(436)	–	–
Deferred tax arising on internal sale of assets in Canadian operations(h)	–	–	–	–	(364)	–
Gains recognised by Kitimat relating to LNG Canada’s project(i)	–	–	–	–	–	(106)
Gain on sale of the Cortez royalty(j)	–	–	–	–	–	(331)
Write-off of Federal deferred tax assets in the United States(k)	–	–	–	–	–	932
Total excluded from underlying earnings	(715)	74	(44)	(685)	1,697	967
Underlying earnings	14,900	(3,967)	(66)	10,867	11,755	13,359
(a)Gains on consolidation of businesses include the revaluation of our previously held interest in the NZAS joint operation as we acquired the remaining shares during the year and this became a subsidiary. Disposals include the sale of Wyoming Uranium and Lake MacLeod, as described in note 5.
(b)Exchange (gains)/losses on external net debt, intragroup balances and derivatives includes post-tax gains on intragroup balances of US$647 million (2023: US$316 million loss; 2022:
US$478 million gain) offset by post-tax losses on external net debt of US$354 million (2023: US$73 million gain; 2022: US$262 million loss), primarily as a result of the Australian dollar weakening against the US dollar.
(c)Valuation changes on currency and interest rate derivatives, which are ineligible for hedge accounting, other than those embedded in commercial contracts, and the currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.
(d)Valuation changes on derivatives, embedded in commercial contracts that are ineligible for hedge accounting but for which there will be an offsetting change in future Group earnings. Mark-
to-market movements on commodity derivatives entered into with the commercial objective of achieving spot pricing for the underlying transaction at the date of settlement are included in underlying earnings. In 2024, the charge includes unrealised losses recognised in relation to our renewable PPAs.
(e)In 2024, the charge to the income statement relates to the change in estimates of underlying closure cash flows, net of impact of a change in discount rate, expressed in real-terms, from
2.0% to 2.5% as applied to provisions for close-down, restoration and environmental liabilities at legacy sites where the environmental damage preceded ownership by Rio Tinto. In 2023, the charge included US$0.9 billion related to the closure provision update announced by Energy Resources of Australia on 12 December 2023 together with the update included in their half year results for the period ended 30 June 2023, published in August 2023. This update was considered material and therefore it was aggregated with other closure study updates which were similar in nature and have been excluded from underlying earnings. The other closure study updates were at legacy sites managed by our central closure team as well as an update at
Yarwun alumina refinery which was expensed due to the impairment earlier in the year. In 2022, the charge related to re-estimates of underlying closure cash flows for legacy sites where the environmental damage preceded ownership by Rio Tinto.
(f)The uncertain tax provision in 2024 represents amounts provided in relation to disputes with the Mongolian Tax Authority for which the timing of resolution and potential economic outflow are uncertain. Further information is included in the “other relevant judgements – uncertain tax positions” section of note 10 Taxation.
(g)Recognition of deferred tax assets at Energy Resources of Australia (ERA) relates to rehabilitation provisions which are tax deductible when paid in the future. In November 2024, our interest in
ERA increased from 86.3% to 98.43% and Rio Tinto stated its intention to proceed with compulsory acquisition of the remaining shares during 2025. Tax deductions for rehabilitation payments made after completion of the compulsory acquisition process will be applied against taxable profits from other Australian operations, including our iron ore business.
(h)In 2023, the Canadian aluminium business completed an internal sale of assets which resulted in the utilisation of previously unrecognised capital losses and an uplift in the tax depreciable value of assets on which a deferred tax asset of US$364 million was recognised.
(i)In 2022, LNG Canada elected to terminate their option to purchase additional land and facilities for expansion of their operations at Kitimat, Canada. The resulting gain was excluded from underlying earnings consistent with prior years as it was part of a series of transactions that together were material.
(j)In 2022, we completed the sale of a gross production royalty which was retained following the disposal of the Cortez Complex in 2008. The gain recognised on sale of the royalty was excluded from underlying earnings on the grounds of individual magnitude.
(k)In 2022, we wrote down our deferred tax assets in the US following the introduction of the Corporate Alternative Minimum Tax regime. Refer to note 10 for details.

Annual Report on Form 20-F 2024	271	riotinto.com
Financial statements  |  Additional financial information
Basic underlying earnings per share
Basic underlying earnings per share is calculated as underlying earnings divided by the weighted average number of shares outstanding during the year.

	2024 (cents)	2023 (cents)	2022 (cents)
Basic earnings per ordinary share	711.7	620.3	765.0
Items excluded from underlying earnings per share(a)	(42.2)	104.7	59.7
Basic underlying earnings per ordinary share	669.5	725.0	824.7
(a)Calculation of items excluded from underlying earnings per share.

	2024	2023	2022
Items excluded from underlying earnings (US$m) (refer to page 270)	(685.0)	1,697.0	967.0
Weighted average number of shares (millions)	1,623.1	1,621.4	1,619.8
Items excluded from underlying earnings per share (cents)	(42.2)	104.7	59.7
We have provided basic underlying earnings per share as this allows the comparability of financial performance adjusted to exclude items which do not reflect the underlying performance of the Group's operations.
Interest cover
Interest cover is a financial metric used to monitor our ability to service debt. It represents the number of times finance income and finance costs
(including amounts capitalised) are covered by profit before taxation, before finance income, finance costs, share of profit after tax of equity accounted units and items excluded from underlying earnings, plus dividends from equity accounted units.

	2024 US$m	2023 US$m
Profit before taxation	15,615	13,785
Add back
Finance income	(514)	(536)
Finance costs	763	967
Share of profit after tax of equity accounted units	(838)	(675)
Items excluded from underlying earnings	(715)	2,498
Add: Dividends from equity accounted units	1,067	610
Calculated earnings	15,378	16,649

Finance income	514	536
Finance costs	(763)	(967)
Add: Amounts capitalised	(424)	(279)
Total net finance costs before capitalisation	(673)	(710)

Interest cover	23	23
Payout ratio
The payout ratio is used by us to guide the dividend policy we implemented in 2016, under which we have sought to return 40-60% of underlying earnings, on average through the cycle, to shareholders as dividends. It is calculated as total equity dividends per share to owners of Rio Tinto declared in respect of the financial year divided by underlying earnings per share (as defined above). Dividends declared usually include an interim dividend paid in the year, and a final dividend paid after the end of the year. Any special dividends declared in respect of the financial year are also included.

	2024 (cents)	2023 (cents)
Interim dividend declared per share	177.0	177.0
Final dividend declared per share	225.0	258.0
Total dividend declared per share for the year	402.0	435.0
Underlying earnings per share	669.5	725.0

Payout ratio	60%	60%

Annual Report on Form 20-F 2024	272	riotinto.com
Financial statements  |  Additional financial information
APMs derived from cash flow statement
Capital expenditure
Capital expenditure includes the net sustaining and development expenditure on property, plant and equipment, and on intangible assets. This is equivalent to “Purchases of property, plant and equipment and intangible assets” in the cash flow statement less “Sales of property, plant and equipment and intangible assets”.
This measure is used to support management's objective of effective and efficient capital allocation as we need to invest in existing assets in order to maintain and improve productive capacity, and in new assets to grow the business.

	2024 US$m	2023 US$m	2022 US$m
Purchase of property, plant and equipment and intangible assets	9,621	7,086	6,750
Less: Sales of property, plant and equipment and intangible assets	(30)	(9)	–
Capital expenditure	9,591	7,077	6,750
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
The measure is based upon purchase of property, plant and equipment and intangible assets and adjusted to deduct equity or shareholder loan financing provided to partially owned subsidiaries by non-controlling interests in respect of major capital projects in the period. In circumstances where the funding to be provided by non-controlling interests is not received in the same period as the underlying capital investment, this adjustment is applied in the period in which the underlying capital investment is made, not when the funding is received. Where funding which would otherwise be provided directly by shareholders is replaced with project financing, an adjustment is also made to deduct the share of project financing attributable to the non-controlling interest. This adjustment is not made in cases where Rio Tinto has unilaterally guaranteed this project financing. Lastly, funding contributed by the Group to Equity Accounted Units for its share of investment in their major capital projects is added to the measure. No adjustment is made to the Capital expenditure APM where capital expenditure is funded from the operating cash flows of the subsidiary or EAU.

	2024 US$m	2023 US$m	2022 US$m
Purchase of property, plant and equipment and intangible assets	9,621	7,086	6,750
Funding provided by the group to EAUs(a)	965	–	–
Less: Equity or shareholder loan financing received/due from non-controlling interests(b)	(1,063)	(125)	–
Rio Tinto share of capital investment	9,523	6,961	6,750
(a)In 2024, funding provided by the group to EAUs relates to funding of WCS rail and port entities (WCS) in relation to the Simandou project, consisting of a direct equity investment in WCS of
US$431 million and loans provided totalling US$534 million.
(b)In 2024, we received US$1,505 million from Chalco Iron Ore Holdings Ltd (CIOH), of which US$1,063 million relates to CIOH's 47% share of capital expenditure incurred on the Simandou project and associated funding provided by the Group to EAUs during the year, accounted for on an accrual basis.
Free cash flow
Free cash flow is defined as net cash generated from operating activities minus purchases of property, plant and equipment and intangibles and payments of lease principal, plus proceeds from the sale of property, plant and equipment and intangible assets.
This measures the net cash returned by the business after the expenditure of sustaining and development capital. This cash can be used for shareholder returns, reducing debt and other investing/financing activities.

	2024 US$m	2023 US$m	2022 US$m
Net cash generated from operating activities	15,599	15,160	16,134
Less: Purchase of property, plant and equipment and intangible assets	(9,621)	(7,086)	(6,750)
Less: Lease principal payments	(455)	(426)	(374)
Add: Sales of property, plant and equipment and intangible assets	30	9	–
Free cash flow	5,553	7,657	9,010

Annual Report on Form 20-F 2024	273	riotinto.com
Financial statements  |  Additional financial information
APMs derived from the balance sheet
Net debt
Net debt is total borrowings plus lease liabilities less cash and cash equivalents and other liquid investments, adjusted for derivatives related to net debt.
Net debt measures how we are managing our balance sheet and capital structure. Refer to note 19 on page 198 for the reconciliation.
Net gearing ratio
Net gearing ratio is defined as net debt divided by the sum of net debt and total equity at the end of each year. It demonstrates the degree to which the Group’s operations are funded by debt versus equity.

	2024 US$m	2023 US$m
Net debt	5,491	4,231

Net debt	5,491	4,231
Total equity	57,965	56,341
Net debt plus total equity	63,456	60,572
Net gearing ratio	9%	7%
Underlying return on capital employed
Underlying return on capital employed (ROCE) is defined as underlying earnings excluding net interest divided by average capital employed
(operating assets).
Underlying ROCE measures how efficiently we generate profits from investment in our portfolio of assets.

	2024 US$m	2023 US$m
Profit after tax attributable to owners of Rio Tinto (net earnings)	11,552	10,058
Items added back to derive underlying earnings (refer to page 270)	(685)	1,697
Underlying earnings	10,867	11,755
Add/(deduct):
Finance income per the income statement	(514)	(536)
Finance costs per the income statement	763	967
Tax on finance cost	(208)	(373)
Non-controlling interest share of net finance costs	(496)	(429)
Net interest cost in equity accounted units (Rio Tinto share)	60	53
Net interest	(395)	(318)
Adjusted underlying earnings	10,472	11,437

Equity attributable to owners of Rio Tinto - beginning of the year	54,586	50,634
Net debt - beginning of the year	4,231	4,188
Operating assets - beginning of the year	58,817	54,822
Equity attributable to owners of Rio Tinto - end of the year	55,246	54,586
Net debt - end of the year	5,491	4,231
Operating assets - end of the year	60,737	58,817
Average operating assets	59,777	56,820
Underlying return on capital employed	18%	20%

Annual Report on Form 20-F 2024	274	riotinto.com
Production, Mineral Reserves,
Mineral Resources
and operations

Metals and minerals production	275
Mineral Resources and Mineral Reserves	277
Qualified Persons	301
Mines and production facilities	302

Annual Report on Form 20-F 2024	275	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations
Metals and minerals production

	Rio Tinto % share[1]	2024 Production		2023 Production		2022 Production
		Total	Rio Tinto share	Total	Rio Tinto share	Total	Rio Tinto share
ALUMINA ('000 tonnes)
Jonquière (Vaudreuil) (Canada)[2]	100.0%	1,353	1,353	1,392	1,392	1,364	1,364
Jonquière (Vaudreuil) specialty plant (Canada)	100.0%	111	111	109	109	114	114
Queensland Alumina (Australia)	80.0%	3,384	2,707	3,366	2,693	3,425	2,740
São Luis (Alumar) (Brazil)	10.0%	3,687	369	3,375	338	3,771	377
Yarwun (Australia)	100.0%	2,762	2,762	3,006	3,006	2,949	2,949
Rio Tinto total			7,303		7,537		7,544
ALUMINIUM (primary) ('000 tonnes)
Alma (Canada)	100.0%	483	483	484	484	482	482
Alouette (Sept-Îles) (Canada)	40.0%	632	253	634	253	628	251
Arvida (Canada)	100.0%	153	153	172	172	171	171
Arvida AP60 (Canada)	100.0%	61	61	59	59	58	58
Bécancour (Canada)	25.1%	473	119	465	117	459	115
Bell Bay (Australia)	100.0%	187	187	186	186	185	185
Boyne Island (Australia)[3]	73.5%	507	318	496	295	450	267
Grande-Baie (Canada)	100.0%	229	229	229	229	232	232
ISAL (Reykjavik) (Iceland)	100.0%	202	202	209	209	202	202
Kitimat (Canada)	100.0%	419	419	377	377	145	145
Laterrière (Canada)	100.0%	252	252	244	244	253	253
Sohar (Oman)	20.0%	399	80	398	80	395	79
Tiwai Point (New Zealand)[4]	100.0%	290	239	334	265	336	267
Tomago (Australia)	51.6%	587	302	589	304	586	302
Rio Tinto total			3,296		3,272		3,009
ALUMINIUM (recycled) ('000 tonnes)
Matalco	50.0%	528	264	–	–	–	–
BAUXITE ('000 tonnes)
Gove (Australia)	100.0%	12,721	12,721	11,566	11,566	11,510	11,510
Porto Trombetas (MRN) (Brazil)[5]	22.0%	11,523	2,535	11,472	1,502	11,100	1,332
Sangaredi (Guinea)[6]	23.0%	14,043	6,319	14,278	6,425	16,115	7,252
Weipa (Australia)	100.0%	37,078	37,078	35,126	35,126	34,525	34,525
Rio Tinto total			58,653		54,619		54,618
BORATES (‘000 tonnes)[7]
Rio Tinto Borates – Boron (US)	100.0%	504	504	495	495	532	532
COPPER (mined) ('000 tonnes)
Bingham Canyon (US)	100.0%	123	123	152	152	179	179
Escondida (Chile)	30.0%	1,196	359	1,000	300	995	299
Oyu Tolgoi (Mongolia)[8]	66.0%	215	142	168	111	129	43
Rio Tinto total			624		562		521
COPPER (refined) ('000 tonnes)
Escondida (Chile)	30.0%	184	55	222	67	203	61
Kennecott (US)	100.0%	193	193	109	109	148	148
Rio Tinto total			248		175		209
DIAMONDS (‘000 carats)
Diavik (Canada)	100.0%	2,759	2,759	3,340	3,340	4,651	4,651
GOLD (mined) (‘000 ounces)
Bingham Canyon (US)	100.0%	95	95	105	105	123	123
Escondida (Chile)	30.0%	169	51	199	60	169	51
Oyu Tolgoi (Mongolia)[8]	66.0%	206	136	177	117	184	62
Rio Tinto total			282		282		235
See notes on page 276.

Annual Report on Form 20-F 2024	276	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Metals and minerals production

	Rio Tinto % share[1]	2024 Production		2023 Production		2022 Production
		Total	Rio Tinto share	Total	Rio Tinto share	Total	Rio Tinto share
GOLD (refined) (‘000 ounces)
Kennecott (US)	100.0%	144	144	74	74	114	114
IRON ORE (‘000 tonnes)
Hamersley mines (Australia)	See footnote 9	224,816	224,816	225,898	225,898	218,304	218,304
Hope Downs (Australia)	50.0%	41,956	20,978	46,482	23,241	48,850	24,425
Iron Ore Company of Canada (Canada)	58.7%	16,086	9,446	16,478	9,676	17,562	10,312
Robe River - Robe Valley (Australia)	53.0%	31,742	16,823	29,162	15,456	25,558	13,546
Robe River - West Angelas (Australia)	53.0%	29,457	15,612	29,999	15,899	31,435	16,660
Rio Tinto total			287,676		290,171		283,247
MOLYBDENUM (‘000 tonnes)
Bingham Canyon (US)	100.0%	3	3	2	2	3	3
SALT (‘000 tonnes)
Dampier Salt (Australia)	68.4%	8,518	5,823	8,737	5,973	8,422	5,757
SILVER (mined) (‘000 ounces)
Bingham Canyon (US)	100.0%	1,484	1,484	1,618	1,618	2,057	2,057
Escondida (Chile)	30.0%	6,042	1,813	4,921	1,476	5,301	1,590
Oyu Tolgoi (Mongolia)[8]	66.0%	1,424	940	1,086	717	871	292
Rio Tinto total			4,236		3,811		3,940
SILVER (refined) (‘000 ounces)
Kennecott (US)	100.0%	2,314	2,314	1,407	1,407	1,950	1,950
TITANIUM DIOXIDE SLAG (‘000 tonnes)
Rio Tinto Iron & Titanium
(Canada/South Africa)[10]	100.0%	990	990	1,111	1,111	1,200	1,200
Rio Tinto total
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
1.Rio Tinto percentage share, shown above, is as at 31 December 2024. The footnotes below include all ownership changes over the 3 years.
2.Jonquière’s (Vaudreuil) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.
3.Rio Tinto’s ownership interest in Boyne Smelters Limited (BSL) increased from 59% to 73.5%. Production is reported including this change from 1 October for Mitsubishi Corporation's
11.65% interest and 1 November 2024 for Sumitomo Chemical Company's 2.46% interest.
4.On 1 November 2024, Rio Tinto’s ownership interest in Tiwai Point Smelter (NZAS) increased from 79.36% to 100%. Production is reported including this change from 1 November 2024.
5.On 30 November 2023, Rio Tinto's ownership interest in Porto Trombetas increased from 12% to 22%. Production is reported including this change from 1 December 2023.
6.Rio Tinto has a 22.95% shareholding in the Sangaredi mine, but benefits from 45% of production.
7.Borate quantities are expressed as B2O3.
8.On 16 December 2022, Rio Tinto completed the acquisition of 100% of Turquoise Hill Resources Ltd, increasing our ownership interest in Oyu Tolgoi from 33.52% to 66%. Production is reported including this change from 1 January 2023.
9.Includes 100% of production from Paraburdoo, Mount Tom Price, Western Turner Syncline, Marandoo, Yandicoogina, Brockman, Nammuldi, Silvergrass, Channar, Gudai-Darri and the
Eastern Range mines. While we own 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and, therefore, all of the production is included in Rio Tinto’s share of production.
10.Quantities comprise 100% of Rio Tinto Iron and Titanium Quebec Operations and our 74% share of Richards Bay Minerals’ production. Ilmenite mined in Madagascar is processed in Canada.

Annual Report on Form 20-F 2024	277	riotinto.com
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
Indicated Mineral Resource. It includes
diluting materials and allowances for losses,
which may occur when the material is mined
or extracted. It is defined by studies at pre-
feasibility or feasibility level as appropriate,
with the application of modifying factors.
Such studies demonstrate that, at the time of
reporting, extraction can reasonably
be justified.
Rio Tinto’s Mineral Resources are reported
as additional (exclusive) to the reported
Mineral Reserves, with the exception of the
Rincon lithium brines Mineral Resources.
These are reported both inclusive and
exclusive of Mineral Reserves. Reporting of
Mineral Resources inclusive of Mineral
Reserves is industry-standard for in situ
lithium brines.  Exclusive Mineral Resources
for Rincon lithium brines are reported to
satisfy SK-1300 reporting rulings.
For Mineral Resources and Ore Reserves
reporting, the JORC Code envisages the use
of reasonable investment assumptions to
test the economic viability of the Ore
Reserves and the reasonable prospects of
eventual economic extraction for the Mineral
Resources. To achieve this, Rio Tinto uses
internally generated projected long-term
commodity prices.
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
Mineral Resources and Mineral Reserves
information in the following tables is based
on information compiled by Qualified
Persons (as defined by SK-1300), most of
whom are full time employees of Rio Tinto or
related companies. Each has had a minimum
of 5 years’ relevant experience and is a
member of a recognised professional body
whose members are bound by a professional
code of ethics. These bodies include the
Australasian Institute of Mining and
Metallurgy (the AusIMM, the Australian
Institute of Geoscientists (AIG) and other
recognised professional organisations
(RPOs). Each Qualified Person consents to
the inclusion in this Form 20-F of information
they have provided in the form and context in
which it appears. Qualified Persons
responsible for the estimates are listed on
page 301, by operation, along with their
professional affiliation, employer, and
accountability for Mineral Resources and/or
Mineral Reserves.
Mineral Resources and Mineral Reserves
from our managed operations are the
responsibility of the managing directors of
the business units and estimates are carried
out by the Qualified Persons.
Mineral Resources and Mineral Reserves
from externally managed operations, in
which Rio Tinto holds a minority share, are
reported as received from the managing
entity and in accordance with SK-1300.
The Mineral Resources and Mineral
Reserves figures in the following tables are
as of 31 December 2024.  Metric units are
used throughout. The figures used to
calculate Rio Tinto’s Mineral Resources and
Mineral Reserves are more precise than the
rounded numbers shown in the tables, hence
small differences might result if the
calculations are repeated using the
tabulated figures.
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
Report Summary for Simandou was filed as
exhibit 96.4 to the Form 20-F for the year
ended 31 December 2023; the Technical
Report Summaries for Escondida and Oyu
Tolgoi were filed as exhibit 96.2 and exhibit
96.3, respectively, to the Form 20-F for the
year ended 31 December 2022 and the
Technical Report Summary for the
Pilbara Operations was filed as exhibit 96.1
to the Form 20-F for the year ended
31 December 2021.

Annual Report on Form 20-F 2024	278	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations
Mineral Reserves

	Type of mine[1]	Proven Mineral Reserves as at 31 December 2024			Probable Mineral Reserves as at 31 December 2024
		Tonnage	Grade		Tonnage	Grade
Bauxite[2]		Mt	% Al2O3	% SiO2	Mt	% Al2O3	% SiO2
Rio Tinto Aluminium (Australia)3 4
– Amrun	O/P	466	54.6	8.8	512	54.3	9.1
– East Weipa and Andoom	O/P	55	50.6	8.1	2	48.9	8.5
– Gove	O/P	44	50.0	6.4	4	50.3	6.7
Total (Australia)		565	53.8	8.6	518	54.2	9.1
Porto Trombetas (MRN) (Brazil)5 6	O/P	8	48.0	5.2	37	49.1	4.6
Sangaredi (Guinea)7 8	O/P	74	47.0	1.9	4	48.7	2.5
Total bauxite		648	53.0	7.8	559	53.8	8.7
1.Type of mine: O/P = open pit/surface.
2.Bauxite Mineral Reserves are stated as recoverable Mineral Reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
3.Australian bauxite Mineral Reserves are stated as dry tonnes and total alumina and silica grade.
4.Valuations of the Rio Tinto Aluminium bauxite Mineral Reserves are based on specific product pricing based on a long term price of US$43.70/t CFR China for Gove and US$41.12/t CFR
China for Amrun and East Weipa and Andoom .  This price is sourced from leading industry analyst CRU.
5.Porto Trombetas (MRN) Mineral Reserves are stated as dry tonnes, available alumina grade and total reactive silica grade.
6.Porto Trombetas (MRN) Mineral Reserves valuations are based on an average price of US$35.80/t FOB as supplied by the JV partner.
7.Sangaredi Mineral Reserves tonnes are reported on a 3% moisture basis and total alumina and silica grade.
8.Sangaredi Mineral Reserves valuations are based on specific product pricing based on a long term price of US$37.00/t FOB as supplied by the JV partner.

Gove operations – Australia

136°38'E
136°44'E
136°50'E
136°56'E
12°12'S
12°16'S
12°20'S
N
Nhulunbuy
Gove Port
Gunyangara
Yirrkala
Airport
Gove Mine
Legend
Power Station
Port
Mine
Town
Airport
Road
Overland Conveyor
0
100 km

Annual Report on Form 20-F 2024	279	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mineral Reserves

Total Mineral Reserves as at 31 December 2024			Rio Tinto interest	Rio Tinto share recoverable mineral	Total Mineral Reserves as at 31 December 2023
Tonnage	Grade				Tonnage	Grade
Mt	% Al2O3	% SiO2%		Mt	Mt	% Al2O3	% SiO2

978	54.4	9.0	100.0	978	950	54.3	9.1
56	50.5	8.1	100.0	56	72	50.5	8.0
48	50.0	6.4	100.0	48	58	50.2	6.4
1,083	54.0	8.8		1,083	1,080	53.8	8.8
46	48.9	4.7	22.0	46	10	48.9	4.9
78	47.1	1.9	23.0	78	80	47.1	1.9
1,207	53.4	8.2		1,207	1,170	53.3	8.3
Rio Tinto Aluminium
The change in Mineral Reserves classification at Amrun reflects a higher level of confidence in the modifying factors resulting from completion of an access study and increased confidence in the underlying Mineral Resources as a result of updated orebody knowledge.  A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of the Annual Report and can be viewed at riotinto.com/resourcesandreserves.
The decrease in Mineral Reserves tonnes at both Andoom and Gove, is due to mining depletion.  Mining operations ceased at East Weipa in 2024.
Porto Trombetas (MRN)
Mineral Reserves tonnes increased due to the conversion of Mineral Resources to Mineral Reserves at the West Zone Project, following the approval of the
Preliminary Environmental Licence.  A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of the Annual
Report and can be viewed at riotinto.com/resourcesandreserves.

Weipa operations – Australia

141°30'E
141°40'E
141°50'E
141°60'E
141°70'E
12°30'S
12°40'S
12°50'S
N
Legend
Power Station
Port
Mine
Town
Other locations of interest
Railway
Road
Ferry
Andoom Mine
East Weipa
East Weipa Mine
Evans Landing Port
Napranum
Amrun Camp
Amrun Port
Amrun Mine
0
20 km

Annual Report on Form 20-F 2024	280	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mineral Reserves

	Type of mine[1]	Proven Mineral Reserves as at 31 December 2024						Probable Mineral Reserves as at 31 December 2024
		Tonnage	Grade					Tonnage	Grade
Iron ore2 3		Mt	% Fe	% SiO2	% Al2O3	% P	% LOI	Mt	% Fe	% SiO2	% Al2O3	% P	% LOI
Australia4 5
– Brockman Ore	O/P	249	62.1	3.6	2.0	0.14	5.0	1,071	61.2	3.8	2.1	0.12	5.9
– Marra Mamba Ore	O/P	134	62.5	2.8	1.6	0.06	5.4	366	62.1	3.1	1.9	0.06	5.6
– Pisolite (Channel Iron) Ore	O/P	339	57.8	4.7	1.8	0.06	10.3	71	56.1	5.6	2.6	0.05	11.0
Total (Australia)[6]		722	60.2	4.0	1.9	0.09	7.5	1,508	61.2	3.7	2.1	0.10	6.0
Iron Ore Company of Canada (Canada)[7]	O/P	85	65.0	2.7	–	–	–	149	65.0	2.7	–	–	–
Simandou (Guinea)[8]	O/P	68	66.4	0.8	1.2	0.07	2.7	607	65.2	0.9	1.7	0.10	3.8
Total iron ore		876	61.1	3.6	1.6	0.08	6.4	2,264	62.5	2.9	1.8	0.10	5.0
1.Type of mine: O/P = open pit/surface.
2.Mineral Reserves of iron ore are shown as recoverable Mineral Reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
3.Iron ore Mineral Reserves valuations are based on Rio Tinto’s assessment of the various product premiums which are added to consensus pricing for 62% iron fines.  This consensus is the average of long-term forecasts from eleven brokers/banks (Barclays, BMO, BoAML, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JP Morgan, Macquarie, Morgan Stanley and UBS)
and two analysts (CRU and Woodmac) and is USc131/dmtu CFR China. The premiums are estimated by Rio Tinto’s value-in-use models that calculate steelmaking cost savings or benefits arising from differences in product specifications relative to the 62 iron fines index.
4.Australian iron ore Mineral Reserves tonnes are reported on a dry weight basis.
5.Australian iron ore Mineral Reserves are all located on State Agreement mining leases. Prior to mining, state government approvals (including environmental and heritage) are required.
Reported Mineral Reserves include select areas where one or more approvals remain outstanding. In these areas, it is expected that these approvals will be obtained within the time frames required in the current production schedule.
6.Australian iron ore deposits (Total Australia) are the equivalent of the Pilbara Property for this Form 20-F.
7.Iron Ore Company of Canada (IOC) Mineral Reserves are reported as marketable product (61% pellets and 39% concentrate for sale) at a natural moisture content of 2%. The marketable product is derived from mined material comprising 208 million dry tonnes at 39% iron, 34% silica, 0.20% alumina, 0.022% phosphorus (Proven) and 358 million dry tonnes at 39% iron, 34%
silica, 0.19% alumina, 0.022% phosphorus (Probable) using process recovery factors derived from current IOC concentrating and pellet operations. No meaningful relationship has been established between the product and feed grades of alumina and phosphorus, so these grades cannot be reported for Mineral Reserves. Saleable product is produced to meet silica grade specifications, so the Mineral Reserves silica grade is the targeted silica grade for the currently anticipated long-term product mix. Loss On Ignition (LOI) is not determined for resource drilling samples, so no estimate of %LOI is available for Mineral Reserves.
8.Simandou Mineral Reserves tonnes are reported on a dry weight basis and Simandou Mineral Reserves relate to the Ouéléba portion only of the SimFer Iron Ore Project.

Iron Ore Company of Canada operations – Canada

70ºW
68ºW
66ºW
64ºW
53ºN
52ºN
51ºN
N
IOC
Labrador City
NEWFOUNDLAND AND LABRADOR
Legend
Power Station
Port
Mine
Town
Powerline
Railway
Road
René-Levasseur Island
QUEBEC
Canada
USA
SM2 Dam
Sept-îles
0
50
100 km

Annual Report on Form 20-F 2024	281	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mineral Reserves

Total Mineral Reserves as at 31 December 2024						Rio Tinto interest	Rio Tinto share marketable product	Total Mineral Reserves as at 31 December 2023
Tonnage	Grade							Tonnage	Grade
Mt	% Fe	% SiO2	% Al2O3	% P	% LOI	%	Mt	Mt	% Fe	% SiO2	% Al2O3	% P	% LOI

1,320	61.4	3.7	2.1	0.13	5.7	86.2	1,320	1,251	61.7	3.6	2.0	0.13	5.6
500	62.2	3.0	1.8	0.06	5.5	80.5	500	555	62.1	3.1	1.9	0.06	5.6
410	57.5	4.9	2.0	0.06	10.4	80.2	410	453	57.6	4.8	1.9	0.05	10.4
2,230	60.9	3.8	2.0	0.10	6.5		2,230	2,260	60.9	3.7	2.0	0.10	6.6
235	65.0	2.7	–	–	–	58.7	235	208	65.0	2.8	–	–	–
675	65.3	0.9	1.7	0.09	3.7	45.1	675	675	65.3	0.9	1.7	0.09	3.6
3,140	62.1	3.1	1.8	0.09	5.4		3,140	3,143	62.1	3.0	1.8	0.09	5.5
Australian Iron Ore
Mineral Reserves updates for Brockman, Marra Mamba and Pisolite Ore include mining depletion, the addition of new deposits and design updates (primarily at
Western Range and Gudai-Darri) and changes to cut-off grades.
Mineral Reserves classification is determined based on confidence in all the modifying factors. Generally, Proven Mineral Reserves are derived from Measured
Mineral Resources  and Probable Mineral Reserves are derived from Indicated Mineral Resources. In 2024, portions of the Mineral Reserves derived from Measured
Mineral Resources have been classified as Probable Mineral Reserves. This classification primarily represents areas where one or more state government approvals remain outstanding or specific Traditional Owner engagement is required prior to mining.
Iron Ore Company of Canada
Mineral Reserves tonnes increased due to increased prices, offsetting model updates and mining depletion.
Simandou
Mineral Reserves updates reflect a classification change from Proven Mineral Reserves to Probable Mineral Reserves due to geotechnical parameters supporting design being largely at pre-feasibility study level.

Iron Ore operations – Australia

116ºE
117ºE
118ºE
119ºE
120ºE
21ºS
22ºS
23ºS
N
Dampier
Parker Point & EII
Yurralyi Maya
Cape Lambert
Wickham
Roebourne
Karratha
Port Hedland
Legend
Power Station
Port
Mine
Town
Powerline (132-220kV)
Railway
Road
Marble Bar
Pannawonica
Onslow
Mesa A
Mesa J
Nullagine
Silvergrass
Nammuldi
Brockman 2
Brockman 4
Western Turner Syncline
Mount Tom Price
Tom Price
Marandoo
Gudai-Darri
Yandicoogina
Hope Downs 1
Hope Downs 4
Paraburdoo
Eastern Range and
Western Range
Channar
Paraburdoo Town
West Angelas
Newman
60 km

Annual Report on Form 20-F 2024	282	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mineral Reserves

	Type of mine[1]	Proven Mineral Reserves as at 31 December 2024					Probable Mineral Reserves as at 31 December 2024
		Tonnage	Grade				Tonnage	Grade
Copper[2]		Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo
Bingham Canyon (US)[3]
– Bingham Open Pit[4]	O/P	454	0.37	0.18	1.97	0.038	323	0.36	0.18	1.98	0.028
– Underground Skarns	U/G	–	–	–	–	–	5	2.21	1.39	14.30	0.022
Total (US)		454	0.37	0.18	1.97	0.038	328	0.38	0.20	2.16	0.028
Escondida (Chile)[5]
– Full Sal[6]	O/P	56	0.78	–	–	–	7	0.68	–	–	–
– oxide[6]	O/P	–	–	–	–	–	–	–	–	–	–
– sulphide	O/P	953	0.63	–	–	–	360	0.54	–	–	–
– sulphide leach	O/P	365	0.39	–	–	–	79	0.40	–	–	–
Total (Chile)		1,375	0.57	–	–	–	446	0.52	–	–	–
Oyu Tolgoi (Mongolia)[7]
– Hugo Dummett North[8]	U/G	–	–	–	–	–	255	1.58	0.31	3.25	–
– Hugo Dummett North Extension	U/G	–	–	–	–	–	20	1.68	0.60	3.97	–
– Oyut open pit	O/P	148	0.54	0.42	1.30	–	229	0.42	0.26	1.16	–
– Oyut stockpiles	S/P	–	–	–	–	–	41	0.31	0.13	0.98	–
Total (Mongolia)		148	0.54	0.42	1.30	–	546	1.00	0.28	2.22	–
Total copper		1,977	0.52	0.07	0.55	0.009	1,319	0.68	0.17	1.45	0.007
1.Type of mine: O/P = open pit/surface, S/P = stockpile, U/G = underground.
2.Copper Mineral Reserves are reported as dry mill feed tonnes.
3.Bingham Canyon Mineral Reserves valuations are based on commodity prices of
USc389.58/lb for copper, US$1,700.53/oz for gold, US$22.20/oz for silver and US$14.50/
lb for molybdenum. These prices are sourced from the average of the available forecasts from ten brokers/banks (Barclays, BoAML, Citigroup, Credit Suisse, Deutsche Bank,
Goldman Sachs, JP Morgan, Macquarie, Morgan Stanley and UBS) and two analysts
(CRU and Woodmac).
4.Bingham Open Pit Mineral Reserves molybdenum grades interpolated from exploration drilling assays have been factored based on a long reconciliation history to blast hole and mill samples.
5.Escondida Mineral Reserves valuations are based on a copper price of USc403/lb supplied by the JV partner.
6.For Escondida Mineral Reserves, Full Sal ore type has replaced oxide ore type due to a change in processing methodology.
7.Oyu Tolgoi Mineral Reserves valuations are based on commodity prices of USc390.00/lb for copper, US$1,649.00/oz for gold, US$22.10/oz for silver and US$14.20/lb for molybdenum.  These are based on January 2024 consensus prices sourced from the average forecasts from ten brokers/banks (Barclays, BoAML, Citigroup, Credit Suisse,
Deutsche Bank, Goldman Sachs, JP Morgan, Macquarie, Morgan Stanley and UBS) and
two analysts (CRU and Woodmac).
8.The Hugo Dummett North Mineral Reserves include approximately 1.3 million tonnes of stockpiled material at a grade of 0.45% copper, 0.14g/t gold and 1.09g/t silver.

Bingham Canyon operations – US

112°10'W
112°W
111°50'W
112°40'W
N
40°45'N
40°40'N
40°35'N
Refinery
Salt Lake City
Smelter
Legend
Airport
Mine
Other locations of interest
Road
Copperton Concentrator
Bingham Canyon Mine
Canada
USA
0
10 km

Annual Report on Form 20-F 2024	283	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mineral Reserves

Total Mineral Reserves as at 31 December 2024					Average mill recovery %				Rio Tinto interest	Rio Tinto share recoverable metal				Total Mineral Reserves as at 31 December 2023
Tonnage	Grade													Tonnage	Grade
Mt	% Cu	g/t Au	g/t Ag	% Mo	Cu	Au	Ag	Mo	%	Mt Cu	Moz Au	Moz Ag	Mt Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo

777	0.36	0.18	1.97	0.034	88	69	71	65	100.0	2.497	3.060	35.021	0.173	829	0.37	0.18	1.98	0.033
5	2.21	1.39	14.30	0.022	92	70	68	54	100.0	0.095	0.145	1.458	0.001	5	2.22	1.39	15.52	0.022
782	0.37	0.19	2.05	0.034						2.591	3.205	36.479	0.174	834	0.38	0.19	2.06	0.033

63	0.77	–	–	–	77	–	–	–	30.0	0.373	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	30.0	–	–	–	–	40	0.51	–	–	–
1,313	0.61	–	–	–	85	–	–	–	30.0	6.805	–	–	–	1,291	0.64	–	–	–
445	0.39	–	–	–	41	–	–	–	30.0	0.715	–	–	–	493	0.43	–	–	–
1,820	0.56	–	–	–						7.892	–	–	–	1,824	0.58	–	–	–

255	1.58	0.31	3.25	–	92	79	81	–	66.0	3.723	1.994	21.500	–	265	1.55	0.31	3.21	–
20	1.68	0.60	3.97	–	92	81	84	–	56.0	0.309	0.311	2.123	–	21	1.60	0.56	3.80	–
377	0.46	0.32	1.22	–	76	67	55	–	66.0	1.335	2.606	8.112	–	406	0.46	0.30	1.20	–
41	0.31	0.13	0.98	–	70	53	50	–	66.0	0.090	0.089	0.649	–	38	0.31	0.12	1.04	–
693	0.90	0.31	2.03	–						5.458	4.999	32.383	–	730	0.88	0.30	2.00	–
3,295	0.59	0.11	0.91	0.008						15.941	8.204	68.863	0.174	3,387	0.59	0.11	0.94	0.008
Bingham Canyon
Underground Skarns Mineral Reserves comprise the Lower Commercial Skarns (LCS) Mineral Reserves and the North Rim Skarn (NRS) Mineral Reserves. It is
noted that the Undergrounds Skarns Mineral Reserves are only economically viable while the current open pit is in operation.
Escondida
Full SaL ore type has replaced oxide ore type. Full SaL is a processing technology that allows the extraction of copper using chlorine-assisted leaching predominantly for sulphidic material, resulting in an increase in Mineral Reserves.

Escondida operations – Chile

72ºW
70ºW
68ºW
66ºW
N
22ºS
23ºS
24ºS
25ºS
Tocopilla
Calama
San Pedro de Atacama
Mejillones
CHILE
Antofagasta
Coloso
Escondida
ARGENTINA
Tal Tal
Legend
Mine
Town
Port
Road
0
100 km

Annual Report on Form 20-F 2024	284	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mineral Reserves

Oyu Tolgoi operations – Mongolia

105°E
110°E
45°N
42°N
N
Sainshand
Legend
Border Port
Mine
Town
Railway
Road
Tavantolgoi
Dalanzadgad
Khanbogd
Oyu Tolgoi
MONGOLIA
Bayan Ovoo
Mongolia
China
CHINA
Vuyan
Baotou
0
100
200 km

Winu project – Australia

118°E
119°E
120°E
121°E
122°E
20°S
21°S
22°S
N
Eighty Mile Beach
Caravan Park
Sandfire
Pardoo
Station
Legend
Project
Town
Other locations of interest
Railway
Road
Port Hedland
Winu
Marble Bar
Nullagine
0
50 km

Annual Report on Form 20-F 2024	285	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mineral Reserves

Resolution project – US

112ºW
111º30'W
111ºW
110º30'W
110ºW
33º15'N
33ºN
32º45'N
32º30'N
N
Glensdale
Scottsdale
Tempe
Phoenix
Mesa
Apache Junction
Gilbert
Chandler
Resolution Copper Mine
Superior
Legend
Project
Town
Railway
Road
Winkelman
Casa Grande
Eloy
Marana
Canada
USA
0
20
40 km

Rio Tinto Iron and Titanium Quebec Operations – Canada

64ºW
63º40'W
63º20'W
63ºW
50º40'N
50º30'N
50º20'N
N
Legend
Port
Mine
Project
Town
Railway
Road
Beaver
Tio
Grader
Havre-Saint-Pierre
Canada
USA
0
10
20 km

Annual Report on Form 20-F 2024	286	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mineral Reserves

	Type of mine[1]	Proven Mineral Reserves as at 31 December 2024			Probable Mineral Reserves as at 31 December 2024
		Tonnage	Grade		Tonnage	Grade
Titanium dioxide feedstock 2 3		Mt	% Ti minerals	% Zircon	Mt	% Ti minerals	% Zircon
QIT Madagascar Minerals (QMM) (Madagascar)	O/P	153	3.3	0.2	67	2.9	0.1
Richards Bay Minerals (RBM) (South Africa)	O/P	315	1.5	0.2	542	3.0	0.4
Rio Tinto Iron and Titanium (RTIT) Quebec Operations (Canada)	O/P	–	–	–	143	82.8	–
Total titanium dioxide feedstock		468	2.1	0.2	751	18.2	0.3
1.Type of mine: O/P = open pit/surface.
2.The marketable product (zircon at RBM and zirsil at QMM) is shown after all mining and processing losses. Titanium dioxide feedstock Mineral Reserves are reported as dry in situ tonnes.
3.QMM and RBM Mineral Reserves valuations are based on commodity prices of US$228.35/t for 53% titanium dioxide product and US$1,587.65/t for 66.5% zircon oxide, adjusted for specific products produced.  RTIT Quebec Operations Mineral Reserves valuations are based on a commodity price of US$228.35/t for 53% titanium dioxide product, adjusted for specific products produced.  These prices are sourced from TZMI.

QIT Madagascar Minerals operations – Madagascar

46°50'E
47°E
47°10'E
47°20'E
24°50'S
24°55'S
25°S
N
Sainte-Luce
Legend
Power Station
Port
Mine
Project
Town
Road
Mandena
QMM Station
Fort Dauphin
Petriky
Solar Station
Ehoala
0
25
50 km

Annual Report on Form 20-F 2024	287	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mineral Reserves

Total Mineral Reserves as at 31 December 2024			Rio Tinto interest	Rio Tinto share marketable product		Total Mineral Reserves as at 31 December 2023
Tonnage	Grade					Tonnage	Grade
Mt	% Ti minerals	% Zircon	%	Mt Titanium dioxide feedstock	Mt Zircon	Mt	% Ti minerals	% Zircon
220	3.2	0.1	80.0	3.3	0.2	239	3.3	0.1
856	2.5	0.3	74.0	9.4	2.2	879	2.5	0.3
143	82.8	–	100.0	47.0	–	151	80.0	–
1,219	12.0	0.2		59.7	2.4	1,269	11.9	0.3

Richards Bay Minerals operations – South Africa

31°50'E
32°E
32°10'E
32°20'E
32°30'E
N
28°40'S
28°50'S
Zulti North
RBM Smelter
Richards Bay
Zulti South
Legend
Port
Plant
Mine
Project
Town
Railway
Road
South Africa
10 km

Annual Report on Form 20-F 2024	288	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mineral Reserves

	Type of mine[1]	Proven Mineral Reserves as at 31 December 2024		Probable Mineral Reserves as at 31 December 2024		Total Mineral Reserves as at 31 December 2024
		Tonnage		Tonnage		Tonnage
Borates[2]		Mt		Mt		Mt
Boron (US)[3]	O/P	7		5		13

	Type of mine[1]	Proven Mineral Reserves as at 31 December 2024		Probable Mineral Reserves as at 31 December 2024		Total Mineral Reserves as at 31 December 2024
		Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Diamonds[4]		Mt	Carats per tonne	Mt	Carats per tonne	Mt	Carats per tonne
Diavik (Canada)5 6	U/G	1.0	2.3	1.2	2.4	2.2	2.3

	Type of mine[1]	Proven Mineral Reserves as at 31 December 2024		Probable Mineral Reserves as at 31 December 2024		Total Mineral Reserves as at 31 December 2024
		Total brine pumped	Extracted grade	Total brine pumped	Extracted grade	Total brine pumped	Extracted grade
Lithium brine[7]		Mm3	mg/L Li	Mm3	mg/L Li	Mm3	mg/L Li
Rincon (Argentina)8 9	Sol	–	–	1,340	350	1,340	350
1.Type of mine: O/P = open pit/surface, U/G = underground, Sol = solution mining.
2.Mineral Reserves of borates are expressed in terms of marketable product (B2O3) tonnes after all mining and processing losses.
3.Boron Mineral Reserves valuations are based on a three-year trailing weighted average prices of US$1,241/t for sodium borates products and US$1,915/t for non-sodium borates products.
4.Mineral Reserves of diamonds are shown as recoverable Mineral Reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
5.Diavik Mineral Reserves valuations are based on a three-year trailing average price of US$115.44/ct.
6.Diavik Mineral Reserves are based on a nominal 1 millimetre lower cut-off size and a final re-crushing size of 6 millimetres.
7.Mineral Reserves of lithium brine are based on the cumulative brine volume pumped for the entire wellfield over a 40 year duration and the average lithium grade is lithium brine grade from all wells in the wellfield averaged for pumping period.
8.To obtain the equivalent tonnage for lithium carbonate cquivalent (LCE), the estimated mass of lithium was multiplied by a factor that is based on the atomic weights of each element in lithium carbonate to obtain the final compound weight. The factor used was 5.322785 to obtain LCE mass from lithium mass.
9.Rincon Mineral Reserves valuations are based on a lithium carbonate price of US$19,439/t.  This price was sourced from CRU.

Boron operations – US

119°W
118°30'W
118°W
117°30'W
117°W
N
35°N
35°30'N
34°N
Legend
Port
Mine
Town
Road
Railway
Boron
Barstow
Palmdale
Victorville
Los Angeles
RTB Wilmington Terminal
Canada
USA
0
25
50 km

Annual Report on Form 20-F 2024	289	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mineral Reserves

		Rio Tinto interest	Rio Tinto share marketable product	Total Mineral Reserves as at 31 December 2023
Tonnage
		%	Mt	Mt
		100.0	13	13

		Rio Tinto interest	Rio Tinto share recoverable diamonds	Total Mineral Reserves as at 31 December 2023
				Tonnage	Grade
		%	M carats	Mt	Carats per tonne
		100.0	5	3.1	2.2

Average process recovery	Rio Tinto interest	Rio Tinto share recoverable Li metal	Rio Tinto share recoverable LCE	Total Mineral Reserves as at 31 December 2023
				Total brine pumped	Extracted grade
%	%	Mt	Mt	Mm3	mg/Ll Li
90	100.0	0.42	2.25	–	–
Diavik
Mineral Reserves tonnes decreased due to mining depletion offsetting the addition of tonnes from A21 underground.
Rincon
Mineral Reserves were reported for the first time in 2024.  A JORC Table 1 in support of this was released to the market on 4 December 2024 and can be viewed at
riotinto.com/resourcesandreserves.

Diavik operations – Canada

N
116°W
114°W
112°W
110°W
108°W
64°N
63°N
62°N
Diavik
Gamètì
Wekweètì
Whatì
Behchokǫ̀
Yellowknife
Legend
Power Station
Mine
Town
Road
Winter Road (Ice Road)
Canada
USA
0
100
200 km

Annual Report on Form 20-F 2024	290	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations
Mineral Resources

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2024			Indicated Mineral Resources as at 31 December 2024
		Tonnage	Grade		Tonnage	Grade
Bauxite		Mt	% Al2O3	% SiO2	Mt	% Al2O3	% SiO2
Rio Tinto Aluminium (Australia)2 3
–Amrun	O/P	129	49.1	11.7	380	49.7	11.8
–East Weipa and Andoom	O/P	36	48.0	8.9	–	–	–
–Gove	O/P	10	47.7	9.0	0.1	49.5	8.4
–North of Weipa	O/P	–	–	–	202	52.0	11.1
Total (Australia)		175	48.8	11.0	583	50.5	11.6
Porto Trombetas (MRN) (Brazil)4 5	O/P	54	46.8	5.9	0.7	49.1	2.5
Sangaredi (Guinea)6 7	O/P	–	–	–	1,357	46.6	2.3
Total bauxite		228	48.3	9.8	1,941	47.8	5.1
1.Likely mining method: O/P = open pit/surface.
2.Rio Tinto Aluminium bauxite Mineral Resources are stated as dry product tonnes and total alumina and silica grades.
3.Valuations of the Rio Tinto Aluminium bauxite Mineral Reserves are based on specific product pricing based on a long term price of US$43.70/t CFR China for Gove and US$41.12/t CFR
China for Amrun, East Weipa and Andoom and North of Weipa.  This price is sourced from leading industry analyst CRU.
4.Porto Trombetas (MRN) Mineral Resources are stated as dry in situ tonnes, available alumina grade and total silica grade.
5.Porto Trombetas (MRN) Mineral Resources valuations are based on an average price of US$36.30/t FOB as supplied by the JV partner.
6.Sangaredi Mineral Resources tonnes are reported on a 3% moisture basis and total alumina and silica grades.
7.Sangaredi Mineral Resources valuations are based on specific product pricing based on a long term price of US$37.00/t FOB as supplied by the JV partner.

Porto Trombetas operations – Brazil

60°W
52°W
44°W
36°W
9°N
3°N
3°S
N
TRINIDAD AND TOBAGO
GUYANA
SURINAME
FRENCH GUIANA (FR.)
Georgetown
Paramaribo
Cayenne
Lethem
Boa Vista
Macapa
Porto Trombetas
Amazon River
Manaus
Santaren
Itaituba
Maraba
Belem
Sao Luis
Parnaiba
Teresina
Legend
Mine
Town
Road
0
50
100 km

Annual Report on Form 20-F 2024	291	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mineral Resources

Total Measured and Indicated Mineral Resources as at 31 December 2024			Inferred Mineral Resources as at 31 December 2024			Rio Tinto interest
Tonnage	Grade		Tonnage	Grade
Mt	% Al2O3	% SiO2	Mt	% Al2O3	% SiO2%

509	49.5	11.8	238	51.4	12.4	100.0
36	48.0	8.9	–	–	–	100.0
10	47.7	9.0	–	–	–	100.0
202	52.0	11.1	1,248	51.8	11.4	100.0
758	50.1	11.4	1,486	51.8	11.6
54	46.8	5.9	7	47.3	5.2	22.0
1,357	46.6	2.3	174	45.8	2.4	23.0
2,169	47.8	5.6	1,667	51.1	10.6
Porto Trombetas (MRN)
Mineral Resources tonnes decreased due to the conversion of Mineral Resources to Mineral Reserves at the West Zone Project and the downgrading of material to non-resources. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of the Annual Report and can be viewed at riotinto.com/resourcesandreserves.

Simandou project and Sangaredi operations – Guinea

14°W
12°W
10°W
8°W
6°W
12°N
10°N
8°N
N
SENEGAL
MALI
GUINEA
GUINEA-BISSAU
CÔTE D'IVOIRE
SIERRA LEONE
LIBERIA
Koundara
Niagassola
Gaoual
Kogon R.
Koumba R.
Tougue
Tinkisso R.
Siguiri
Labé
Dinguiraye
Niger R.
Sangaredi
Pita
Boké
Télimélé
Dabola
Kamsar
Dalaba
Fria
Kouroussa
Mandiana
Konkouré R.
Mamou
Kankan
Boffa
Kindia
Faranah
Dubreka
Coyah
Conakry
Forécariah
Kissidougou
Kérouané
Simandou
Beyla
Guéckédou
Macenta
Lola
Nzerekore
Legend
Port
Airport
Mine
Project
Town
Railway
Road
0
50
100 km

Annual Report on Form 20-F 2024	292	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mineral Resources

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2024						Indicated Mineral Resources as at 31 December 2024
		Tonnage	Grade					Tonnage	Grade
Iron ore2 3		Mt	% Fe	% SiO2	% Al2O3	% P	% LOI	Mt	% Fe	% SiO2	% Al2O3	% P	% LOI
Australia
– Boolgeeda	O/P	–	–	–	–	–	–	–	–	–	–	–	–
– Brockman	O/P	418	62.4	3.4	1.8	0.13	4.9	739	62.5	3.3	1.8	0.13	4.8
– Brockman Process Ore	O/P	185	57.2	6.3	4.0	0.16	6.9	356	56.7	6.4	4.2	0.15	7.4
– Channel Iron Deposit	O/P	656	56.2	6.1	2.6	0.05	10.3	1,384	57.2	5.3	2.8	0.07	9.4
– Detrital	O/P	0.4	61.2	4.7	2.7	0.06	4.6	32	60.8	4.6	3.3	0.06	4.2
– Marra Mamba	O/P	153	62.4	2.9	1.5	0.07	5.9	474	62.7	2.5	1.5	0.06	5.9
Total (Australia)[4]		1,412	58.8	5.0	2.4	0.09	7.8	2,986	59.4	4.5	2.5	0.09	7.4
Iron Ore Company of Canada (Canada)[5]	O/P	90	40.0	33.7	0.2	0.03	–	299	38.6	36.2	0.2	0.03	–
Simandou (Guinea)	O/P	69	67.1	1.8	1.1	0.04	1.1	218	66.2	1.8	1.5	0.05	1.8
Total iron ore		1,572	58.1	6.5	2.2	0.09	7.1	3,504	58.0	7.0	2.2	0.09	6.4
1.Likely mining method: O/P = open pit/surface.
2.Iron ore Mineral Resources are stated on a dry in situ weight basis.
3.Iron ore Mineral Resources valuations are based on Rio Tinto’s assessment of the various product premiums which are added to consensus pricing for 62% iron fines.  This consensus is the average of long-term forecasts from eleven brokers/banks (Barclays, BMO, BoAML, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JP Morgan, Macquarie, Morgan Stanley and UBS)
and two analysts (CRU and Woodmac) and is USc131/dmtu CFR China. The premiums are estimated by Rio Tinto’s value-in-use models that calculate steelmaking cost savings or benefits arising from differences in product specifications relative to the 62~~%~~ iron fines index.
4.Australian iron ore deposits (Total Australia) are the equivalent of the Pilbara Property for SK-1300 reporting.
5.Iron Ore Company of Canada (IOC) Mineral Resources are stated as in situ material on a dry basis. This in situ material has the potential to produce marketable product (61% pellets and
39% concentrate for sale at a natural moisture content of 2%) comprising 39 million tonnes at 65% iron 2.7% silica (Measured), 210 million tonnes at 65% iron 2.7% silica (Indicated) and
123 million tonnes at 65% iron 2.7% silica (Inferred) using process recovery factors derived from current IOC concentrating and pellet operations. LOI is not determined for resource drilling samples, so no estimate of %LOI is available for Mineral Resources.

Annual Report on Form 20-F 2024	293	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mineral Resources

Total Measured and Indicated Mineral Resources as at 31 December 2024						Inferred Mineral Resources as at 31 December 2024						Rio Tinto interest %
Tonnage	Grade					Tonnage	Grade
Mt	% Fe	% SiO2	% Al2O3	% P	% LOI	Mt	% Fe	% SiO2	% Al2O3	% P	% LOI

–	–	–	–	–	–	532	57.9	4.8	3.9	0.17	7.6	100.0
1,157	62.5	3.3	1.8	0.13	4.9	4,271	62.3	3.2	1.9	0.13	5.3	75.1
541	56.8	6.3	4.1	0.15	7.2	1,670	56.8	5.9	4.2	0.16	7.8	66.3
2,040	56.9	5.6	2.7	0.06	9.7	3,504	56.2	6.0	3.1	0.08	9.8	68.0
33	60.8	4.6	3.3	0.06	4.3	1,249	60.6	4.4	3.7	0.06	4.1	72.6
627	62.6	2.6	1.5	0.06	5.9	2,761	61.4	3.2	1.8	0.07	6.5	62.9
4,398	59.2	4.6	2.5	0.09	7.6	13,988	59.6	4.4	2.7	0.11	7.0
390	38.9	35.6	0.2	0.03	–	311	38.6	36.2	0.2	0.03	–	58.7
287	66.4	1.8	1.4	0.05	1.6	325	65.8	1.3	1.4	0.07	2.9	45.1
5,075	58.1	6.9	2.2	0.09	6.6	14,624	59.3	5.0	2.6	0.10	6.7
Iron Ore Australia
Mineral Resources tonnes have increased as a result of additional drilling and updated resource models offsetting conversion to Mineral Reserves.
Iron Ore Company of Canada
Mineral Resources tonnes updates reflect a transfer from Measured Mineral Resources to Indicated and Inferred Mineral Resources due to the combined impacts of conversion to Mineral Reserves, geological model updates and price increases.

Annual Report on Form 20-F 2024	294	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mineral Resources

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2024					Indicated Mineral Resources as at 31 December 2024
		Tonnage	Grade				Tonnage	Grade
Copper2 3		Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo
Winu (Australia)	O/P	–	–	–	–	–	464	0.39	0.32	2.24	–
Bingham Canyon (US)[4]
– Bingham Open Pit	O/P	40	0.45	0.14	2.44	0.022	23	0.34	0.20	2.75	0.015
– Underground Skarns	U/G	0.1	2.52	1.29	10.41	0.056	12	2.75	1.17	15.17	0.010
Resolution (US)	U/G	–	–	–	–	–	398	1.89	–	3.70	0.042
Total (US)		40	0.46	0.15	2.47	0.022	433	1.83	0.04	3.97	0.040
Escondida (Chile)[5]
– Escondida - mixed	O/P	–	–	–	–	–	8	0.48	–	–	–
– Escondida - oxide	O/P	8	0.38	–	–	–	3	0.53	–	–	–
– Escondida - sulphide	O/P	155	0.43	–	–	–	743	0.54	–	–	–
Total (Chile)		162	0.43	–	–	–	754	0.54	–	–	–
La Granja (Peru)	O/P	–	–	–	–	–	59	0.85	–	–	–
Oyu Tolgoi (Mongolia)[6]
– Heruga ETG	U/G	–	–	–	–	–	–	–	–	–	–
– Heruga OT	U/G	–	–	–	–	–	–	–	–	–	–
– Hugo Dummett North[7]	U/G	35	1.89	0.50	4.26	–	248	1.39	0.35	3.23	–
– Hugo Dummett North Extension	U/G	–	–	–	–	–	47	1.62	0.55	4.20	–
– Hugo Dummett South	U/G	–	–	–	–	–	–	–	–	–	–
– Oyut Open Pit	O/P	12	0.42	0.31	1.07	–	60	0.34	0.28	1.11	–
– Oyut Underground	U/G	6	0.48	0.94	1.33	–	33	0.38	0.62	1.18	–
Total (Mongolia)		53	1.41	0.51	3.22	–	387	1.17	0.39	2.85	–
Total copper		255	0.63	0.13	1.05	0.003	2,097	0.90	0.15	1.84	0.008
1.Likely mining method: O/P = open pit/surface; U/G = underground.
2.Copper Mineral Resources are stated on an in situ dry weight basis.
3.Copper Mineral Resources valuations excluding Oyu Tolgoi and Escondida, are based on commodity prices of USc389.58/lb for copper, US$1,700.53/oz for gold, US$22.20/oz for silver and
US$14.50/lb for molybdenum.  These prices are sourced from the average of the available forecasts from ten brokers/banks (Barclays, BoAML, Citigroup, Credit Suisse, Deutsche Bank,
Goldman Sachs, JP Morgan, Macquarie, Morgan Stanley and UBS) and two analysts (CRU and Woodmac).
4.Bingham Canyon Open Pit molybdenum grades interpolated from exploration drilling assays have been factored based on a long reconciliation history to blast hole and mill samples.
5.Escondida Mineral Resources valuations are based on a copper price of USc429/lb supplied by the JV partner.
6.Oyu Tolgoi Mineral Resources valuations are based on commodity prices of USc390.00/lb for copper, US$1,649.00/oz for gold, US$22.10/oz for silver and US$14.20/lb for molybdenum.
These are based on January 2024 consensus prices sourced from the average forecasts from ten brokers/banks (Barclays, BoAML, Citigroup, Credit Suisse, Deutsche Bank, Goldman
Sachs, JP Morgan, Macquarie, Morgan Stanley and UBS) and two analysts (CRU and Woodmac).
7.The Hugo Dummett North Mineral Resources include approximately 0.9 million tonnes of stockpiled material at a grade of 0.35% copper, 0.11g/t gold and 0.85g/t silver.

Annual Report on Form 20-F 2024	295	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mineral Resources

Total Measured and Indicated Mineral Resources as at 31 December 2024					Inferred Mineral Resources as at 31 December 2024					Rio Tinto interest
Tonnage	Grade				Tonnage	Grade
Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo	%
464	0.39	0.32	2.24	–	277	0.41	0.36	2.12	–	100.0

63	0.41	0.17	2.55	0.019	13	0.19	0.28	3.15	0.006	100.0
12	2.75	1.17	15.11	0.011	14	2.51	0.91	13.92	0.008	100.0
398	1.89	–	3.70	0.042	624	1.28	–	2.74	0.031	55.0
473	1.72	0.05	3.84	0.038	651	1.28	0.03	2.99	0.030

8	0.48	–	–	–	6	0.45	–	–	–	30.0
11	0.42	–	–	–	0.6	0.51	–	–	–	30.0
897	0.52	–	–	–	2,875	0.53	–	–	–	30.0
916	0.52	–	–	–	2,882	0.53	–	–	–
59	0.85	–	–	–	1,886	0.50	–	–	–	45.0

–	–	–	–	–	841	0.41	0.40	1.44	0.012	56.0
–	–	–	–	–	71	0.42	0.30	1.58	0.011	66.0
283	1.45	0.37	3.36	–	473	0.83	0.29	2.47	–	66.0
47	1.62	0.55	4.20	–	90	1.05	0.37	2.85	–	56.0
–	–	–	–	–	483	0.83	0.07	1.87	–	66.0
71	0.35	0.29	1.11	–	213	0.29	0.19	1.01	–	66.0
39	0.40	0.67	1.20	–	95	0.41	0.42	1.25	–	66.0
440	1.20	0.40	2.90	–	2,265	0.60	0.28	1.76	0.005
2,352	0.87	0.15	1.76	0.008	7,960	0.60	0.09	0.82	0.004
Winu
Mineral Resources updates reflect a change in classification methodology. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of the Annual Report and can be viewed at riotinto.com/resourcesandreserves.
Bingham Canyon
Underground Skarns Mineral Resources represent the combined Mineral Resources from the various underground deposits at Bingham Canyon. Underground
Skarns Mineral Resources silver grades reflect corrections made after identifying errors in North Rim Skarns legacy assay data.

Annual Report on Form 20-F 2024	296	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mineral Resources

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2024			Indicated Mineral Resources as at 31 December 2024
		Tonnage	Grade		Tonnage	Grade
Titanium dioxide feedstock2 3		Mt	% Ti minerals	% Zircon	Mt	% Ti minerals	% Zircon
QIT Madagascar Minerals (QMM) (Madagascar)	O/P	356	4.3	0.2	318	4.0	0.2
Richards Bay Minerals (RBM) (South Africa)	O/P	—	—	—	7	12.0	8.0
Rio Tinto Iron and Titanium (RTIT) Quebec Operations (Canada)	O/P	19	82.0	—	9	81.8	—
Total titanium dioxide feedstock		375	8.3	0.2	334	6.2	8.2
1.Likely mining method: O/P = open pit/surface.
2.Titanium dioxide feedstock Mineral Resources are reported as dry in situ tonnes.
3.QMM and RBM Mineral Resources valuations are based on commodity prices of US$228.35/t for 53% titanium dioxide product and US$1,587.65/t for 66.5% zircon oxide, adjusted for specific products produced.  RTIT Quebec Operations Mineral Resources valuations are based on a commodity price of US$228.35/t for 53% titanium dioxide product adjusted for specific products produced.  These prices are sourced from TZMI.

La Granja project – Peru

80°10'W
80°W
79°50'W
79°40'W
79°30'W
79°20'W
79°10'W
79°W
60°20'S
60°30'S
60°40'S
60°50'S
N
Legend
Mine
Project
Town
Road
Canariaco
Incahuasi
CUTERVO PROVINCE
La Granja Project
FERREÑAFE PROVINCE
CHOTA PROVINCE
Llama
LAMBAYEQUE PROVINCE
Mórrope
Los Pircos
El Rosal
Chongoyape
Lambayeque
SANTA CRUZ PROVINCE
CHICLAYO PROVINCE
Chiclayo
La Zanja
Cerro Cushuro
San Miguel Province
0
10 km

Annual Report on Form 20-F 2024	297	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mineral Resources

Total Measured and Indicated Mineral Resources as at 31 December 2024			Inferred Mineral Resources as at 31 December 2024			Rio Tinto interest
Tonnage	Grade		Tonnage	Grade
Mt	% Ti minerals	% Zircon	Mt	% Ti minerals	% Zircon	%
674	4.2	0.2	477	3.9	0.2	80.0
7	12.0	8.0	–	–	–	74.0
28	82.0	–	25	79.7	–	100.0
709	7.3	4.0	502	7.7	0.2
Rio Tinto Iron and Titanium (RTIT) Quebec Operations
Mineral Resources tonnes increased due to the inclusion of additional drilling at the Grader deposit. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of the Annual Report and can be viewed at riotinto.com/resourcesandreserves.

Jadar project – Serbia

19°E
19°30'E
20°E
20°30'E
N
45°N
44°30'N
BOSNIA AND HERZEGOVINA
SERBIA
Šabac
Belgrade
Loznica
Jadar
Serbia
Legend
Project
Town
Railway
Road
20 km

Annual Report on Form 20-F 2024	298	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mineral Resources

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2024		Indicated Mineral Resources as at 31 December 2024
		Tonnage		Tonnage
Borates[2]		Mt		Mt
Jadar (Serbia)3 4	U/G	–		14

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2024		Indicated Mineral Resources as at 31 December 2024
		Tonnage	Grade	Tonnage	Grade
Diamonds[5]		Mt	Carats per tonne	Mt	Carats per tonne
Diavik (Canada)[6]	U/G	–	–	–	–

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2024		Indicated Mineral Resources as at 31 December 2024
		Tonnage	Grade	Tonnage	Grade
Lithium[5]		Mt	% Li2O	Mt	% Li2O
Jadar (Serbia)[4]	U/G	–	–	85	1.76

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2024				Indicated Mineral Resources as at 31 December 2024
		Total brine volume	Grade	Lithium metal	LCE	Total brine volume	Grade	Lithium metal	LCE
Lithium brine - exclusive of Reserves[7]		Mm3	mg/L Li	Mt	Mt	Mm3	mg/L Li	Mt	Mt
Rincon (Argentina)8 9	Sol	600	330	0.25	1.31	2,228	308	1.05	5.58

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2024				Indicated Mineral Resources as at 31 December 2024
		Total brine volume	Grade	Lithium metal	LCE	Total brine volume	Grade	Lithium metal	LCE
Lithium brine - inclusive of Reserves[7]		Mm3	mg/L Li	Mt	Mt	Mm3	mg/L Li	Mt	Mt
Rincon (Argentina)8 9	Sol	748	394	0.29	1.54	3,419	432	1.48	7.85
1.Type of mine: U/G = underground, Sol = solution mining.
2.Borates Mineral Resources are stated as dry in situ B2O3, rather than marketable product as in Mineral Reserves.
3.Jadar equivalent dry in situ Mineral Resources comprise of 85 million tonnes at 16.1% B2O3 (Indicated) and 58.0 million tonnes at 12.0% B2O3 (Inferred).
4.Jadar Mineral Resources valuations are based on commodity prices of US$19.439/t for lithium carbonate and US$1,495/t for boric acid.  These prices were sourced from CRU.
5.Diamond and lithium Mineral Resources are stated as dry in situ tonnes.
6.Diavik Mineral Resources valuations are based on a 3-year trailing average price of US$106.12/ct.
7.Lithium brine Mineral Resources are reported in situ and both inclusive and exclusive of Mineral Reserves. It should be noted that for other commodities Rio Tinto normally reports Mineral
Resources exclusive of Mineral Reserves, but such methodology is not considered appropriate for lithium brines. However the SEC SK-1300 reporting requirements require Mineral
Resources to be reported exclusive of Mineral Reserves and as such this methodology is also presented. The exclusive Mineral Resources volumes are calculated by subtracting the extracted Measured volumes from the in situ Measured volumes and the extracted Indicated volumes from the in situ Indicated volumes. Inferred volumes are not modified. The exclusive
Mineral Resources grades were calculated by back-calculating the average lithium grade after mining based on the lithium mass after mining and the total brine volume prior to mining (to account for zones with dilute concentrations in the total brine volume). It is noted that the average lithium grade after mining is highly uncertain due to the dynamic nature of the brine system.
8.Rincon Mineral Resources lithium metal and LCE tonnages are in situ values assuming 100% recovery as per standard brine reporting practices.  To obtain the equivalent tonnage for LCE, the estimated mass of lithium was multiplied by a factor that is based on the atomic weights of each element in lithium carbonate to obtain the final compound weight. The factor used was
5.322785 to obtain LCE mass from lithium mass.
9. Rincon Mineral Resources valuations are based on a lithium carbonate price of  US$19,439/t.  This price was sourced from CRU.

Annual Report on Form 20-F 2024	299	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mineral Resources

Total Measured and Indicated Mineral Resources as at 31 December 2024		Inferred Mineral Resources as at 31 December 2024		Rio Tinto interest
Tonnage		Tonnage
Mt		Mt		%
14		7		100.0

Total Measured and Indicated Mineral Resources as at 31 December 2024		Inferred Mineral Resources as at 31 December 2024		Rio Tinto interest
Tonnage	Grade	Tonnage	Grade
Mt	Carats per tonne	Mt	Carats per tonne	%
–	–	0.1	1.6	100.0

Total Measured and Indicated Mineral Resources as at 31 December 2024		Inferred Mineral Resources as at 31 December 2024		Rio Tinto interest
Tonnage	Grade	Tonnage	Grade
Mt	% Li2O	Mt	% Li2O	%
85	1.76	58	1.87	100.0

Total Measured and Indicated Mineral Resources as at 31 December 2024				Inferred Mineral Resources as at 31 December 2024				Rio Tinto interest
Total brine volume	Grade	Lithium metal	LCE	Total brine volume	Grade	Lithium metal	LCE
Mm3	mg/L Li	Mt	Mt	Mm3	mg/L Li	Mt	Mt	%
2,828	312	1.30	6.92	1,148	374	0.43	2.29	100.0

Total Measured and Indicated Mineral Resources as at 31 December 2024				Inferred Mineral Resources as at 31 December 2024				Rio Tinto interest
Total brine volume	Grade	Lithium metal	LCE	Total brine volume	Grade	Lithium metal	LCE
Mm3	mg/L Li	Mt	Mt	Mm3	mg/L Li	Mt	Mt	%
4,167	425	1.77	9.39	1,148	374	0.43	2.29	100.0
Diavik
With the pending closure of Diavik, the majority of Mineral Resources have been downgraded to non-Resources.
Rincon
Mineral Resources were reported for the first time in 2024. A JORC Table 1 in support of this was released to the market on 4 December 2024 and can be viewed can be viewed at riotinto.com/resourcesandreserves.

Rincon project – Argentina

71°W
70°W
69°W
68°W
67°W
66°W
65°W
23°S
24°S
25°S
26°S
N
Calama
BOLIVIA
JUJUY PROVINCE
Mejillones
Antofagasta
ANTOFAGASTA PROVINCE
Susques
Catua
Olacapato
Rincon Project
San Antonio de los Cobres
San Salvador de Jujuy
Salta
Legend
Project
Town
Railway
Road
CHILE
ARGENTINA
SALTA PROVINCE
ATACAMA PROVINCE
CATAMARCA PROVINCE
0
100 km

Annual Report on Form 20-F 2024	300	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mineral Resources
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
reviews Exploration Results, Mineral
Resources or Mineral Reserves releases
prior to public reporting; and oversees the
development of the Group Mineral
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
During 2024, three internal Mineral
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
ensure both consistency of reporting and
determine any Group-wide risks to the
various processes.

Annual Report on Form 20-F 2024	301	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations
Qualified Persons

	Association(a)	Employer	Accountability	Deposits
Bauxite
A McIntyre	AusIMM	Rio Tinto	Resources	Gove, East Weipa and Andoom, North of Weipa, Amrun
W Saba	AusIMM		Reserves	Gove, East Weipa and Andoom, Amrun
M Alpha Diallo	EFG	Compagnie des Bauxites de Guinée	Resources	Sangaredi
M Keersemaker	AusIMM	External consultant to Compagnie des Bauxites de Guinée	Reserves
R Aglinskas	AusIMM	Mineração Rio do Norte	Resources	Porto Trombetas (MRN)
L H Costa	AusIMM	External consultants to Mineração Rio do Norte	Reserves

Borates
B Griffiths	SME	Rio Tinto	Resources & Reserves	Boron

Copper
D Hlorgbe	AusIMM	Rio Tinto	Resources	Resolution(b)(c)
H Martin	AusIMM		Resources
A Schwarz	AusIMM		Resources
O Togtokhbayar	AusIMM	Rio Tinto	Resources	Oyu Tolgoi(b) (c) (d)
B Ndlovu	AusIMM		Reserves
N Robinson	AusIMM		Reserves
R Hayes	AusIMM	Rio Tinto	Resources	Bingham Canyon(b) (c) (d)
G Austin	AusIMM		Resources
P Rodriguez	AusIMM		Resources
C McArthur	AusIMM		Reserves
E Hoffmann	AusIMM		Reserves
R Maureira	AusIMM	Minera Escondida Ltda.	Resources	Escondida
E Mulet Cortes	AusIMM		Resources	Chimborazo, Pampa Escondida(d), Pinta Verde
P Castillo	AusIMM		Reserves	Escondida
J Marshall	AusIMM	Rio Tinto	Resources	La Granja
J Pocoe	AusIMM	Rio Tinto	Resources	Winu(b) (d)

Diamonds
K Pollock	NAPEG	Rio Tinto	Resources	Diavik
Z Li	NAPEG		Reserves

Iron ore
M Styles	AusIMM	Rio Tinto	Resources	Simandou
M Apfel	AusIMM		Reserves
M McDonald	PEGNL	Rio Tinto	Resources	Iron Ore Company of Canada
B Power	PEGNL		Resources
R Way	PEGNL		Resources
R Williams	PEGNL		Reserves
S Roche	AusIMM		Reserves
N Brajkovich	AusIMM	Rio Tinto	Resources	Rio Tinto Iron Ore – Boolgeeda, Brockman, Brockman Process Ore, Channel Iron Deposit, Detrital, Marra Mamba
M Judge	AusIMM		Resources
E Barron	AusIMM		Resources
P Savory	AusIMM		Resources
O Abdrashitova	AusIMM		Resources
P Barnes	AusIMM		Reserves	Rio Tinto Iron Ore – Brockman Ore, Marra Mamba Ore, Pisolite (Channel Iron) Ore
L Fouche	AusIMM		Reserves
A Ghosh	AusIMM		Reserves
A Leong	AusIMM		Reserves
L Vilela Couto	AusIMM		Reserves
B Satria Yudha	AusIMM		Reserves

Lithium
I Misailovic	EFG	Rio Tinto	Resources	Jadar(e)
D Tanaskovic	EFG
M Rosko	SME	External consultants to Rio Tinto	Resources & Reserves	Rincon
M Zivic	SME
B Foster	AusIMM	Rio Tinto	Reserves

Titanium dioxide feedstock
J Dumouchel	OGQ	Rio Tinto	Resources	Rio Tinto Iron and Titanium Quebec Operations (RTIT Quebec Operations)
F Kerr-Gillespie	OGQ		Resources
J Solorzano	OIQ		Reserves
A Cawthorn-Blazeby	SACNASP	Rio Tinto	Resources	Richards Bay Minerals (RBM)(f)
S Mnunu	SACNASP		Reserves
A Louw	AusIMM	Rio Tinto	Resources	QIT Madagascar Minerals (QMM)(f)
P Kluge	SAIMM		Reserves
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
Newfoundland and Labrador
SACNASP: South African Council for Natural Scientific
Professions
SAIMM: South African Institute of Mining and Metallurgy
SME: Society of Mining, Metallurgy and Exploration
(b)Includes silver
(c)includes molybdenum
(d)Includes gold
(e)Includes borates
(f)Includes zircon

Annual Report on Form 20-F 2024	302	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations
Mines and production facilities
Group mines as at 31 December 2024
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
–public and Rio Tinto-operated airports
–a Hamersley and Robe owned integrated heavy haulage
rail network, operated by Pilbara Iron comprising nearly
2,000km of rail, rail cars and locomotives
–four shipping terminals, located at Dampier and Cape
Lambert and managed as a single port system
–water piping networks for both abstracted water and
supply of fresh water to sites
–managed accommodation villages for fly-in fly-out (FIFO)
sites
–a housing portfolio managing properties in the towns of
Dampier, Wickham, Karratha, Pannawonica, Paraburdoo
and Tom Price
–tailings storage facilities at several mine sites.
All assets are subject to routine inspections and ongoing
investment and maintenance programs to ensure these
remain fit for purpose.
Title/lease/acreage
Agreements for life of mine with the Government of Western
Australia, save for the Yandicoogina mining lease, which
expires in 2039 with an option to extend for 21 years.
Mount Tom Price, Marandoo, Brockman 2, Brockman 4,
Nammuldi and Western Turner Syncline Mineral and Mining
Leases held under Iron Ore (Hamersley Range) Agreement
Act 1963.
Area of ML4SA approximately 79,469 hectares (ha).
Area of M272SA approximately 14,136ha.
Gudai-Darri Mineral Lease held under Iron Ore (Mount
Bruce) Agreement Act 1972.
Area of ML252SA approximately 67,616ha.
Paraburdoo Mineral Lease held under Iron Ore (Hamersley
Range) Agreement Act 1968.
Area of ML246SA approximately 12,950ha.
Channar Mining Lease held under Iron Ore (Channar Joint
Venture) Agreement Act 1987. Mining lease expires in 2028
with an option to extend by up to 5 years.
Area of M265SA approximately 5,965ha.
Yandicoogina Mining Lease held under Iron Ore
(Yandicoogina) Agreement Act 1996.
Area of M274SA approximately 30,550ha.
Key permit conditions
State Agreement conditions are set by the Government of
Western Australia and broadly comprise environmental
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
Type of mineralisation
Brockman 2, Brockman 4, Channar, Gudai-Darri, Tom Price,
Paraburdoo and Western Turner Syncline: mineralisation occurs as haematite/goethite within the banded iron formation of the Brockman
Formation. Detrital deposits also occur at these sites. At Brockman 2,
Brockman 4, Tom Price and Western Turner Syncline, some
goethite/haematite within the banded iron formation of the Marra
Mamba Formation also occurs.
Marandoo, Nammuldi and Silvergrass: mineralisation occurs as goethite/
haematite within the banded iron formation of the Marra Mamba
Formation. Some detrital mineralisation also occurs.
Yandicoogina: goethite mineralisation occurs as pisolite ores within the paleo-channel of a channel iron formation.
Processing plants and other available facilities
At Brockman 2, Brockman 4, the Nammuldi dry plant and Gudai-Darri, dry crushing and screening is used to produce lump and fines iron ore products. Ore from the Silvergrass and Nammuldi mines is blended and processed through a wet scrubbing and screening plant, ahead of desliming of the fines product using hydrocyclones. At Marandoo, wet scrubbing and screening is used to produce lump and fines iron ore products, prior to desliming of fines products using hydrocyclones. Ore from the Channar and Paraburdoo mines is crushed and then
processed through a central tertiary crushing and dry screening plant to produce a dry lump product, with further wet processing of the fines using hydrocyclones to remove slimes. Ore from the Tom Price and
Western Turner Syncline mines is directed to either the high-grade plant for dry crushing and screening to dry lump and fines products, or to the low-grade plant for beneficiation. Heavy media separation is used to beneficiate low-grade lump, and a combination of heavy media hydrocyclones and spirals is used to beneficiate the low-grade fines. At
Yandicoogina, ore is crushed to fines product only through a combination of dry crushing and screening, or crushing and wet processing of ore using classification to remove finer particles.
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
Power source
Supplied through the integrated Hamersley and Robe power
network operated by Pilbara Iron.

Annual Report on Form 20-F 2024	303	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mines and production facilities

Property
Australian Pilbara
Operations
Mine
Bao-HI Joint Venture:
–Eastern Range and
Western Range
mines
Ownership
54% Rio Tinto
Rio Tinto owns 54% of
the Bao-Hi joint venture
with the remaining 46%
held by China Baowu
Group
Operator
Rio Tinto
Location
Pilbara region,
Western Australia

Access and infrastructure
Access and infrastructure within the property includes:
–a network of sealed and unsealed roads connecting to public roads and highways
–public and Rio Tinto-operated airports
–a Hamersley and Robe owned integrated heavy haulage rail
network, operated by Pilbara Iron comprising nearly
2,000km of rail, rail cars and locomotives
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
fit for purpose.
Title/lease/acreage
Eastern Range and Western Range Mineral Lease held under
Iron Ore (Hamersley Range) Agreement Act 1968. Area of
ML4SA approximately 79,469ha. Area of ML246SA
approximately 12,950ha.
Key permit conditions
State Agreement conditions are set by the Government of
Western Australia and broadly comprise environmental
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
In 2022, the Bao-HI joint venture was extended with a
commitment to deliver 275 million tonnes of sales of iron ore to
China. First ore from Western Range was delivered in 2024
utilising existing infrastructure, with a new crusher at Western
Range mine planned to be operational in 2025.
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
Processing plants and other available facilities
Ore from the Eastern Range and Western Range mines is
crushed and then processed through the central Paraburdoo
tertiary crushing and dry screening plant to produce a dry lump product, with further wet processing of the fines product using hydrocyclones to remove slimes.
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
Access and infrastructure
Access and infrastructure within the property includes:
–a network of sealed and unsealed roads connecting to public roads and highways
–public and Rio Tinto-operated airports
–a Hamersley and Robe-owned integrated heavy haulage rail
network, operated by Pilbara Iron comprising nearly
2,000km of rail, rail cars and locomotives
–four shipping terminals, located at Dampier and Cape
Lambert and managed as a single port system
–water piping networks for both abstracted water and supply
of fresh water to sites
–managed accommodation villages for FIFO sites
–tailings storage facilities at several mine sites.
All assets are subject to routine inspections and ongoing
investment and maintenance programs to ensure these remain
fit for purpose.

Title/lease/acreage
Mining lease expires in 2027 with 2 options to extend of
21 years each. Mining lease held under Iron Ore (Hope Downs)
Agreement Act 1992. Area of M282SA approximately
57,222ha.
Key permit conditions
State Agreement conditions are set by the Western Australian
Government and broadly comprise environmental compliance
and reporting obligations; closure and rehabilitation
considerations; local procurement and community initiatives/
investment requirements; and payment of taxes and
government royalties.
The current business also operates under an ILUA which
includes commitments for payments made to trust accounts,
Indigenous employment and business opportunities, and
heritage and cultural protections.
History
Joint venture between Rio Tinto and Hancock Prospecting.
Construction of Stage 1 to 22Mtpa commenced 2006 and
first production occurred 2007. Stage 2 to 30Mtpa
completed 2009.

Annual Report on Form 20-F 2024	304	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mines and production facilities
Group mines as at 31 December 2024
Iron Ore continued

Property Australian Pilbara Operations Mine Hope Downs 1 Ownership 50% Rio Tinto 50% Hancock Prospecting Pty Ltd Operator Rio Tinto Location Pilbara region, Western Australia
Property description/type of mine
All mines operated by Rio Tinto within the property are open pit mines. The mining method employed uses conventional
surface mining, where shovels and loaders are used to load
drilled and blasted material into trucks for removal to waste dumps or feed to process plants.
In addition to mining activities, Rio Tinto conducts both
exploration and development drilling across the property.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Mineralisation at Hope Downs 1 occurs as goethite/haematite
within the banded iron formations of the Marra Mamba and
haematite/goethite within the banded iron formation of the
Brockman Formation. Some detrital mineralisation also occurs.

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
network, operated by Pilbara Iron comprising nearly
2,000km of rail, rail cars and locomotives
–four shipping terminals, located at Dampier and Cape
Lambert and managed as a single port system
–water piping networks for both abstracted water and supply
of fresh water to sites
–managed accommodation villages for FIFO sites
–tailings storage facilities at several mine sites.
All assets are subject to routine inspections and ongoing
investment and maintenance programs to ensure these remain
fit for purpose.
Title/lease/acreage
Mining lease expires in 2027 with two options to extend of
21 years each. Mining lease held under Iron Ore (Hope Downs)
Agreement Act 1992. Area of M282SA approximately
57,222ha.
Key permit conditions
State Agreement conditions are set by the Government of
Western Australia and broadly comprise environmental
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
surface mining, where shovels and loaders are used to load
drilled and blasted material into trucks for removal to waste dumps or feed to process plants.
In addition to mining activities, Rio Tinto conducts both
exploration and development activities across the property.
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
Power source
Supplied through the integrated Hamersley and Robe power
network operated by Pilbara Iron.

Annual Report on Form 20-F 2024	305	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mines and production facilities

Property
Australian Pilbara
Operations
Mine
Robe River Iron
Associates:
Robe Valley mines:
–Mesa A
–Mesa J
West Angelas
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
network, operated by Pilbara Iron comprising nearly 2,000
km of rail, rail cars and locomotives
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
fit for purpose.
Title/lease/acreage
Agreements for life of mine with the Government of
Western Australia.
Mineral lease held under Iron Ore (Robe River) Agreement
Act 1964.  Area of ML248SA approximately 78,600ha.
Key permit conditions
State Agreement conditions are set by the Government of
Western Australia and broadly comprise environmental
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
Some detrital mineralisation also occurs.
West Angelas deposits: mineralisation occurs as goethite/
haematite within the banded iron formations of the Marra
Mamba Formation and haematite/goethite within the banded
iron formation of the Brockman Formation. Some detrital
mineralisation also occurs.
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
Power source
Supplied through the integrated Hamersley and Robe power
network operated by Pilbara Iron.

Property
Dampier Salt Port
Hedland, Dampier
Mine
–
Ownership
68.4% Rio Tinto
Dampier Salt is a joint
venture between
Rio Tinto (68%),
Marubeni Corporation
(22%) and Sojitz (10%)
Operator
Rio Tinto (Dampier
Salt Limited)
Location
Gascoyne and Pilbara
regions, Western
Australia

Access and infrastructure
Road and port.
Title/lease/acreage
Dampier Salt Dampier operation State Agreement Mineral and
Mining leases are held under the Dampier Solar Salt Industry
Agreement Act 1967 (ML253SA, 14,710ha), and expire in 2034.
Dampier Salt Port Hedland operation State Agreement Mineral
and Mining leases are held under the Leslie Solar Salt Industry
Agreement Act 1966 (M269SA, 2,459ha; ML242SA,
19,503.291ha and ML250SA, 1,381ha) and expire in 2029.
Key permit conditions
State Agreement conditions are set by the Government of Western
Australia and broadly comprise environmental compliance and
reporting obligations; closure and rehabilitation considerations;
local procurement and community initiatives/investment
requirements; and payment of taxes and government royalties.
History
Construction of the Dampier field started in 1969; first shipment in
1972. Lake MacLeod was acquired in 1978 as an operating field.
Port Hedland was acquired in 2001 as an operating field.
In January 2024, Dampier Salt entered into a sales agreement for
Lake MacLeod with privately owned salt company Leichhardt
Industrials Group. Commercial and regulatory conditions for
divestment were satisfied in November 2024 and the site
transferred to Leichhardt ownership on 2 December 2024.

Property description/type of mine
Solar evaporation of seawater at Dampier and Port Hedland.
Type of mineralisation
Salt is grown every year through solar evaporation in
permanent crystallising pans.
Processing plants and other available facilities
Salt is processed through a washing plant, consisting of screw bowl classifiers and static screens at Port Hedland and sizing screens, counter-current classifiers with dewatering screens and centrifuges at Dampier.
Dampier produces shipping-ready product for immediate
shiploading.
Washed salt at Port Hedland is dewatered on stockpiles.
Power source
Long-term contracts with Hamersley Iron and Horizon Power
and on-site generation.

Annual Report on Form 20-F 2024	306	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mines and production facilities
Group mines as at 31 December 2024
Copper
Production properties

Property Escondida Ownership 30% Rio Tinto, 57.5% BHP, 10% JECO Corporation consortium comprising Mitsubishi, JX Nippon Mining and Metals (10%), 2.5% JECO 2 Ltd Operator BHP Location Atacama Desert, Chile
Access and infrastructure
Road and rail, including a pipeline and road to the deep sea port at Coloso:
–Two concentrate transport lines from mine site to port facility at Coloso (9” line from LS1 and LS2 and 6” line from Los
Colorados)
–Two desalinisation plants at Coloso port along with water
treatment plant for concentrate filtrate
–Two water pipelines and 4 pump stations for freshwater
supply to site
–Roadway to site, rail line for supplies and cathode transport, power transport facilities to tie site to power grid
–Site offices, housing, and cafeteria facilities to support
employees and contractors on site
–Warehouse buildings and laydown facilities to support
operations and projects on site.
Title/lease/acreage
Rights conferred by Government under Chilean Mining Code.
764 concessions throughout the site with a total of 406,018ha, including 18 main mineral rights leases with a total of 58,934ha.
Key permit conditions
Annual tenement payments (due March each year). The
current business operates under the rights conferred by the
Government under the Chilean Mining Code and includes key
underlying documents such as the Environmental Impact
Assessment Permit as well as the Closure Plan Permit.
History
Production started in 1990 and since then capacity has been
expanded numerous times. In 1998, first cathode was produced from the oxide leach plant, and during 2006 the sulphide leach plant was inaugurated, a year after the start of Escondida Norte pit production. In 2016, the 3rd concentrator plant was
commissioned.

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
Open pit and underground.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Porphyry and associated skarn deposits containing copper,
gold, silver, molybdenum and tellurium.
Processing plants and other available facilities
Copperton concentrator, Garfield smelter, refinery, and precious metals plant, assay lab and tailings storage facilities.
Power source
Supply contract with Rocky Mountain Power.

Annual Report on Form 20-F 2024	307	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mines and production facilities

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
Two further licences are held in joint venture with Entrée
Resources Ltd, MV-015226 (the Shivee Tolgoi Licence:
42,593ha) and MV-015225 (the Javkhlant Licence: 20,327ha).
The licence term under the Minerals Law of Mongolia is
30 years with two 20-year extensions. First renewals are
due in 2033 and 2039 for the Oyu Tolgoi and Entrée joint
venture licences respectively.
Key permit conditions
Investment Agreement dated 6 October 2009, between the
Government of Mongolia, Oyu Tolgoi LLC (formerly Ivanhoe
Mines Mongolia Inc LLC), Turquoise Hill Resources (TRQ)
(formerly Ivanhoe Mines Ltd), and Rio Tinto International
Holdings Limited in respect of Oyu Tolgoi (Investment
Agreement).
Amended and Restated Shareholders Agreement dated 8 June
2011 among Oyu Tolgoi LLC, THR Oyu Tolgoi Ltd. (formerly
Ivanhoe Oyu Tolgoi (BVI) Ltd.), Oyu Tolgoi Netherlands B.V.
and Erdenes MGL LLC, as amended and restated on 2
October 2023 (ARSHA). Erdenes MGL LLC since transferred
its shares in Oyu Tolgoi LLC and its rights and obligations
under the ARSHA to its subsidiary, Erdenes Oyu Tolgoi LLC.
Power Source Framework Agreement dated 31 December
2018, between the Government of Mongolia and Oyu Tolgoi
LLC, as amended on 18 June 2020.
Electricity Supply Agreement dated 26 January 2022, between
Southern Region Electricity Distribution Network SOSC,
National Power Transmission Grid SOSC, National Dispatching
Center LLC and Oyu Tolgoi LLC.
In terms of key government permits, Oyu Tolgoi LLC secured a land use permit until 2036 and water use permit until 2039 as well as the mineral rights.

History
Oyu Tolgoi was first discovered in 1996. Construction began in late 2009 after the signing of an Investment Agreement with the
Government of Mongolia, and the first concentrate was
produced in 2012. First sales of copper concentrate were made to Chinese customers in 2013.
The first drawbell of the Hugo North underground mine was
fired in 2022. In December 2022, Rio Tinto acquired 100%
ownership of TRQ. Sustainable production from underground
commenced in March 2023.
Property description/type of mine
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
infrastructure.
Power source
Oyu Tolgoi obtains its electricity from the Western Grid of the
Inner Mongolia Autonomous Region (IMAR) in the People's
Republic of China. This power is delivered through a cross-border
220kV double-circuit transmission line. The electricity is provided by Inner Mongolia Power International Cooperation Co., Ltd
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

Annual Report on Form 20-F 2024	308	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mines and production facilities
Group mines as at 31 December 2024
Copper continued
Projects

Property Resolution Ownership 55% Rio Tinto, 45% BHP Operator Rio Tinto Location Superior, Arizona, Pinal County, US
Access and infrastructure
Road, rail and water pipeline.
Title/lease/acreage
Land ownership: 192 parcels, including 185 fee simple parcels and 7 split estate parcels wherein mineral rights are secured by mining claims. Land ownership totals 16,544 acres.
Federal Mining Claims: 2,286 (2,285 lode claims and 1 placer)
covering 42,053 acres.
State of Arizona Mineral Exploration Permits: 62 permits, 8
permits with a total of 4,163 acres in exploration areas and 54 permits with a total of 26,801 acres in tailings, tailings corridors and tailings buffer areas.
State of Arizona Special Land Use Permits: 11 permits covering
8,360 acres in stream monitoring, groundwater monitoring, and tailings surface investigation areas.
Federal and State Grazing Permits and Leases: 7 leases
covering 80,270 acres.
Rights of Way, for rail line and stations, roads, and pipelines, and utilities granted by both the United States and the State of
Arizona through a combination of grants, leases, and permits totalling 696 acres.
All claims, permits, and leases are subject to annual renewal filings and associated rental fees. A property tax is paid for owned lands. Grants are held not subject to fees or taxes.
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

Property Winu Ownership 100% Rio Tinto Operator Rio Tinto Location Great Sandy Desert, Western Australia, Australia
Access and infrastructure
Air and road.
Title/lease/acreage
Exploration License E45/4833 hosts the deposit. Several
Miscellaneous Licenses cover the road access route,
associated facilities, camp accommodation, airstrip and the
regional borefields. A Mining Lease Application (M45/1288;
7,500ha) has been made and is awaiting formal approval.
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
In December 2024, we announced a new partnership with
Sumitomo Metal Mining (SMM) to deliver the Winu copper-gold
project in Western Australia. Under the Term Sheet signed
between the partners, Rio Tinto will continue to develop and operate Winu as the managing partner, with SMM to acquire a
30% equity share.

Property description/type of mine
Winu is currently undergoing technical studies and finalising all required stakeholder negotiations and applications to secure the necessary approvals for a potential open pit mining
operation.
Type of mineralisation
Copper-gold-silver mineralisation hosted within sulphide
breccias and quartz veins. A supergene enrichment profile caps most of the primary mineralisation.
This Property is considered an exploration stage property for
SK-1300 reporting purposes.
Processing plants and other available facilities
Winu comprises camp facilities for up to 110 people,
unimproved access roads and trails, and a gravel airstrip.
Power source
Power is provided by diesel generators.

Annual Report on Form 20-F 2024	309	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mines and production facilities

Property La Granja Ownership 45% Rio Tinto, 55% First Quantum Minerals Operator First Quantum Minerals Location Cajamarca, Northern Peru
Access and infrastructure
Mountain road access only, 6 hours from Chiclayo.
Title/lease/acreage
The present La Granja Mining Concession grants its titleholders the right to explore and exploit all existing mineral resources within the 3,900ha it covers.
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
The Transfer Agreement was extended in April 2023 and is
scheduled to expire in January 2028.
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

Annual Report on Form 20-F 2024	310	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mines and production facilities
Group mines as at 31 December 2024
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
Access and infrastructure
Rail, road and port (St Lawrence River).
Title/lease/acreage
A total of 6,496ha of licences including 2 mining concessions of total 605ha, granted by Province of Quebec in 1949 and
1951 which, subject to certain Mining Act restrictions, confer rights and obligations of an owner.
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
Additional renewal for 10 years each period are granted at
QMM’s request. An annual fee is payable to government
authorities following notification at the beginning of January.
History
Exploration project started in 1986; construction approved
2005. Ilmenite and zirsil production started 2008. QMM intends to extract ilmenite and zirsil from heavy mineral sands over an area of about 6,000ha along the coast over the next 40 years.

Property description/type of mine
Mineral sand dredging.
Type of mineralisation
Coastal mineralised sands.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Processing plants and other available facilities
QMM has an operating dredge, dry mine unit, heavy mineral
concentrator, mineral separation plant, port and bulk loading facilities.
Power source
On-site heavy fuel oil generators; wind and solar project
agreements with an independent power producer are expected
to take the asset to 50% renewable energy by 2025.
The 8MW photovoltaic (PV) solar plant and 8.25 MWh lithium-
ion battery energy storage system were successfully
commissioned in 2023, and the mine received its first
renewable electricity supply. Construction of the 16MW wind
project began in the third quarter of 2023 and is scheduled for completion by 2025.

Annual Report on Form 20-F 2024	311	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mines and production facilities

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
Key permit conditions
RBM operates in 3 lease areas, Tisand, Zulti North and Zulti
South, by means of a notarial deed. Tisand (which contains the stockpiled tails) and Zulti North leases are held by Richards
Bay Mining (Pty) Ltd.
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

Property description/type of mine
Mineral sand dredging.
Type of mineralisation
Coastal mineralised sands.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Processing plants and other available facilities
RBM manages and operates several dredges, dry mining units,
heavy mineral concentrators and a mineral separation plant.
RBM also has a smelter with furnaces to produce titania slag, pig iron in addition to rutile and zircon.
Power source
Contract with ESKOM is currently the sole power source. RBM
has signed 3 PPAs for renewable energy with 2 projects
currently in construction. The Bolobedu photovoltaic farm and the Khangela Emoyeni wind farm are expected to be producing
power by the end of 2025 and 2026 respectively.

Property
Iron Ore Company of
Canada (IOC)
Ownership
IOC is a joint venture
between Rio Tinto
(58.7%), Mitsubishi
Corporation (26.2%)
and the Labrador Iron
Ore Royalty
Corporation (15.1%).
Operator
Rio Tinto
Location
Labrador City,
Newfoundland and
Labrador, Canada

Access and infrastructure
–Railway and port facilities in Sept-Îles, Quebec (owned and operated by IOC)
–Public highway
–Public airport
Title/lease/acreage
Mining leases, surface rights and a tailings disposal licence are held by the Labrador Iron Ore Royalty Corporation (LIORC),
under the Labrador Mining and Exploration Act. LIORC
subleases these rights to IOC. The mining leases cover
10,356ha, the surface rights cover 8,805ha and the tailings
licence covers 2,784ha. These sub-leased rights are valid until
2050. IOC also directly holds 3 small mining leases, but none produce saleable products. In addition to the above rights, IOC also holds a number of mineral licences, either directly or under sub-lease from LIORC.
Key permit conditions
IOC holds numerous permits with the Federal, provincial and
local governments covering all aspects of the operation. Key permit conditions include:
–maintaining effluent quality within Metal and Diamond Mining
Effluent Regulations (MDMER) criteria
–maintaining air quality criteria specified in the certificate of approval (for dust, NOx, SO2, CO)
–prudent resource management
–progressive rehabilitation
–monitoring groundwater quality around permitted landfill
–restricting tailings discharge to the permitted area.

History
Interest acquired in 2000 through acquisition of North Ltd.
Current operation began in 1962 and has processed over one
billion tonnes of crude ore. Annual capacity 23Mt of concentrate of which 12-13Mt can be pelletised.
Property description/type of mine
Open pit.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Oxide iron (specular haematite and magnetite).
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

Annual Report on Form 20-F 2024	312	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mines and production facilities
Group mines as at 31 December 2024
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
One lease was renewed in 2017 and 2 leases were renewed in
February 2018. The new leases will expire after 21 years.
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
Power source
On-site diesel generators, installed capacity 44MW, 9.2MW of wind capacity and 3.5MW solar farm.

Annual Report on Form 20-F 2024	313	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mines and production facilities
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
History
Rincon Salar was initially explored by Admiralty Resources NL, who acquired mining leases covering approximately 85% of the
Salar in 2001. Admiralty demerged the project into a separate
Australian Securities Exchange (ASX) listed entity called Rincon
Lithium Ltd in October 2007, and sold the company to the private equity group Sentient Equity Partners in December 2008. The
project was under evaluation by Sentient until the acquisition of the property by Rio Tinto in March 2022.
The Rincon 3000 starter plant achieved first lithium in November
2024 and is scheduled for completion in the first half of 2025.

Property description/type of mine
Mining will comprise brine extracted from a production wellfield and fed to a central processing facility for lithium recovery and battery grade lithium carbonate production.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Lithium mineralisation occurs as a brine within a sedimentary sequence in a mature salar, composed of halite, volcaniclastic sand and variable amounts of clay/sand. The brine is hosted in
2 separate aquifers: an upper unconfined fractured halitic
aquifer and a lower semi-confined aquifer composed mainly of volcaniclastic sand.
Processing plants and other available facilities
The project includes a wellfield for brine extraction and a plant for the production of lithium carbonate, a spent brine disposal facility, wellfield for the extraction of process water and water pre-treatment equipment, camp and office buildings,
warehouses and loading/unloading facilities.
Power source
Connected to the national electric grid with options for on-site or off-site renewable power purchase agreements.

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
In January 2022, the Government of Serbia cancelled the
Spatial Plan for the Jadar project (SPSPA) and required all
related permits to be revoked.
On 16 July 2024, the Government of Serbia enacted the Decree on reinstatement of the SPSPA based on the Decision of the
Constitutional Court of Serbia, dated 12 July 2024, which
determined that the Decree on cancellation of the SPSPA was not compliant with the Constitution and laws of the Republic of
Serbia. As a result of this, Rio Tinto initiated the scoping and content procedure for Environmental Impact Assessment (EIA)
for the mine. The Ministry for Environmental Protection issued the
EIA Scoping Decision for the Mine which was published on 21
November 2024. This is one of the key documents required to
apply for the exploitation field license.
Key permit conditions
The project is governed by 2 main pieces of Serbian legislation:
Mining Law is administered by the Ministry of Mining and
Energy (MME), and Planning and Construction Law is
administered by the Ministry of Construction, Transportation and Infrastructure (MCTI).
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
This Property is considered an exploration stage property for
SK-1300 reporting purposes.
Type of mineralisation
Jadarite mineralisation is present in 3 broad zones containing stratiform lenses of variable thickness. These units are hosted in a much thicker gently dipping sequence mainly composed of fine-grained sediments affected by syn and post depositional faulting.
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

Annual Report on Form 20-F 2024	314	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mines and production facilities
Group mines as at 31 December 2024
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
Leases comprise 2,939km2.
Key permit conditions
The obligations of CBG relative to health and safety of workers and to the environment and to the rehabilitation of mined out areas are subject to the Mining Code (2011) and Environmental
Code of the Republic of Guinea.
History
CBG is a joint venture created in 1963 and is registered in US
(Delaware). Bauxite mining commenced in 1973. Shareholders
are 51% Halco and 49% Government of Guinea. Rio Tinto
holds a 45% interest in Halco. Expansion of the CBG bauxite
mine, processing plant, port facility and associated
infrastructure is currently near completion with ramp up to
18.5Mtpa underway. In 2015, CBG entered into an agreement
to share the rail infrastructure in Multi-User Operation
Agreement (MUOA) with other bauxite companies, GAC (EGA)
and COBAD (RUSAL).

Property description/type of mine
Open cut.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Bauxite.
Processing plants and other available facilities
The Sangaredi site is an open cut mine including the following operations: stripping, drilling, blasting, loading, hauling. The bauxite is transported by railway cars approximately 135km
away from Sangaredi to Kamsar. In Kamsar, the installations
include the following assets: locomotive repair shop, railway cars unloader, primary crusher, secondary crusher, scrubbers, conveyors, stacker, reclaimer, bauxite dryers, dry bauxite
storage, bauxite sampling tower, power house, wharf and ship loader.
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
Leases comprise 233.5km2.
Key permit conditions
Key permit conditions are prescribed by the Northern Territory
Government in the form of a Mine Management Plan (MMP).
The current MMP runs for a period of 12 years, until 2031, and authorises all activities at the operation. Lease payments are prescribed by the terms of the relevant leases.
History
Bauxite mining commenced in 1970, feeding both the Gove
refinery and export market, capped at 2Mt per annum. Bauxite export ceased in 2006 with feed intended for the expanded
Gove refinery. Bauxite exports recommenced in 2008 and will
increase in the coming years following the curtailment of the refinery production in 2014 and a permanent shut decision
made by the Board of Rio Tinto in October 2017. Current
annual production capacity is 12.5Mt on a dry basis.

Property description/type of mine
Open cut.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Bauxite.
Processing plants and other available facilities
Crushing plant only to reduce oversize material – no screening required.
Power source
On-site diesel fired power station.

Annual Report on Form 20-F 2024	315	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mines and production facilities

Property
MRN Porto Trombetas
Ownership
MRN’s shareholders
are: Rio Tinto (22%),
Glencore (45%) and
South32 (33%)
Operator
Mineração Rio do
Norte (MRN) is a non-
managed JV. All
decisions are
approved by
shareholders Board of
Directors
Location
Porto Trombetas,
Para, Brazil

Access and infrastructure
Air and port.
Title/lease/acreage
Mining concession granted by Brazilian Mining Agency (ANM),
following the Brazilian mining code with no expiration date.
The current 44 MRN mining leases cover 22 major plateaus,
which spread across 143,000ha and all of them have the status of a mining concession.
Key permit conditions
All MRN mining leases in Pará State are within the Saracá-
Taquera National Forest, a preservation environmental area.
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
In September 2024, MRN received the Preliminary Licence
from IBAMA for the West Zone Project, after holding public
hearings, forums and dialogs with stakeholders, including
Quilombola communities. Work is ongoing to draft the
Environmental Management Plan and the Quilombola Basic
Plan required to obtain the Installation Licence from IBAMA.
MRN also obtained the Installation Licence for its Transmission
Line Project which will connect the company to the national
grid. The project, which is scheduled to be completed in 2027, is expected to reduce MRN’s carbon emissions by
approximately 20%.

History
Mineral extraction commenced in 1979. Initial production
capacity was 3.4Mtpa. From 2003, production capacity went up to 16Mtpa on a dry basis. and in 2008, up to 18Mtpa.
Due to market and tailings facilities restrictions, the planned production is 11Mtpa on dry basis (up to 2043). The deposit
has 2 mine planning sequences: East Zone (1979-2027) and
West Zone Phase 1 (2028-2040).
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
Power source
On-site generation fuel (oil and diesel).

Property Weipa/Ely Ownership 100% Rio Tinto Operator Rio Tinto through Rio Tinto Alumina Weipa P/L Location Weipa, Queensland, Australia
Access and infrastructure
Road, air and port.
Title/lease/acreage
The Queensland Government Comalco (ML7024) lease
expires in 2042 with an option of a 21-year extension, then two years’ notice of termination; the Queensland Government Alcan lease (ML7031) expires in 2048 with a 21-year right of renewal with a 2-year notice period.
Leases comprise 2,716.9km2 (ML7024 = 1340.8km2; ML7031 =
1376.1km2).
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

History
Bauxite mining commenced in 1961 at Weipa. Major upgrade
completed in 1998. Rio Tinto interest increased from 72.4% to
100% in 2000. In 1997, Ely Bauxite Mining Project Agreement
signed with local Aboriginal land owners. Bauxite Mining and
Exchange Agreement signed in 1998 with Comalco to allow for
extraction of ore at Ely. The Western Cape Communities Co-
Existence Agreement, an ILUA, was signed in 2001. Following
the ramp up to full production of Amrun the current annual
production of the Weipa mine is 35.5Mt.
Property description/type of mine
Open cut.
This Property is considered a production stage property for
SK-1300 reporting purposes.
Type of mineralisation
Bauxite.
Processing plants and other available facilities
Andoom, East Weipa and Amrun – wet crushing and screening
plants to remove ultra fine proportion.
Power source
On-site generation (diesel) supplemented by a solar
generation facility.

Annual Report on Form 20-F 2024	316	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mines and production facilities
Other operations
Project

Property
Simandou, Blocks 3
& 4
Ownership
SimFer S.A., a joint
venture between
SimFer Jersey (85%)
and the Republic of
Guinea (15%)
SimFer Jersey is a
joint venture between
Rio Tinto (53%) and
CIOH (47%), a
Chinalco-led joint
venture with Baowu,
China Rail
Construction
Corporation and China
Harbour Engineering
Company
Operator
SimFer S.A. (mine)
Location
The SimFer Mining
Concession is located
~550km east-
southeast of Conakry
in the Republic
of Guinea

Access and infrastructure
The site has road access and is readily accessible for power, water, and additional infrastructure requirements. Existing camp facilities support construction activity and future Life of Mine operational teams. The existing Beyla airstrip is also being upgraded to enable greater access and larger capacity.
Iron ore extracted from the SimFer Mining Concession will be exported through a rail and port infrastructure which is being co-developed by the State, and dedicated infrastructure
affiliates of SimFer Jersey (SimFer Infraco) and Winning
Consortium Simandou (WCS Infraco). The infrastructure will
also be used to export production from Simandou Blocks 1 & 2 which are independently owned and developed by Winning
Consortium Simandou (WCS), a consortium comprising
Winning International Group, China Hongqiao Group and in
which Baowu acquired a 49% participation on 19 June 2024.
The infrastructure includes a purpose-built port facility at
Morebaya estuary (south of Conakry) to be accessed by a
536km main rail line with rail spurs connecting our Concession
(68km) and WCS’s (16km) respectively. The main rail line will have an initial capacity of up to 120Mtpa. The ultimate owner and operator of the infrastructure will be the Compagnie du
Transguinéen (CTG), an incorporated joint venture between
SimFer Infraco (42.5%), WCS Infraco (42.5%) and the State
(15%).
Title/lease/acreage
SimFer Mining Concession was granted by Presidential Decree
on 22 April 2011 under the conditions of the Amended and
Consolidated Basic Convention (ACBC), which was ratified by
the Guinean National Assembly on 26 May 2014. The SimFer
Mining Concession duration is 25 years, renewed automatically for a further period of 25 years followed by further 10-year periods in accordance with the applicable Guinean Mining
Code and the ACBC. It covers an area of 369km2.
SimFer has also signed a Co-Development Agreement with the
State and WCS on 10 August 2023, to enable co-development
of the rail and port infrastructure for the Simandou iron ore projects. The Co-Development Agreement, which, along with
bipartite amendments for each of the SimFer and WCS Mine
Conventions, adapts the existing investment frameworks of
SimFer (including its pre-existing BOT Convention) and WCS.
These conventions and amendments were ratified by the
Guinean National Transition Council on 3 February 2024 and
came into force on 30 May 2024.
Key permit conditions
In addition to the SimFer Mining Concession, the ACBC, as
amended by the mine bipartite agreement, establishes the legal regime for the mine project and sets out SimFer’s key legal
rights and protections. The Simandou mine SEIA was originally approved in 2012 and has been updated through an approved
SEIA in 2024. A SEIA for the mine and rail spur was approved in July 2024, and updated SEIA for Port terrestrial works
approved in September 2024. An updated SEIA for Port marine
works is undergoing regulatory approvals as of December
2024. Approvals have been maintained in accordance with
applicable law throughout construction, through annual
renewals of certificates of conformance.

History
SimFer submitted a bankable feasibility study to the State in
2016, with further feasibility studies for mine and infrastructure to reflect the infrastructure co-development arrangements
completed in 2022, 2023 and 2024, and which have been
submitted to or approved by the State as required by the
infrastructure co-development arrangements and the
investment framework.
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
Processing plants and other available facilities
Current plans are for the run-of-mine ore to be coarsely
crushed at the Ouéléba mine site at a maximum rate of 60Mtpa phase 1 capacity to P100 of -100mm through 2 identical
primary and secondary crushing stations in a staged
arrangement. The coarsely crushed ore will then be conveyed
to the mine stockyard. The ore will be reclaimed from the
stockpiles and conveyed to the train load-out facility for loading into trains which transport materials to the port facility where it will be likely shipped by bulk carrier to several ports including in
China. Other major facilities that will support the operations include power generation, explosives facilities, fuel and
lubricants facilities, administration buildings, workshops and a permanent village.
Power source
Current designs contemplate that power for the mine site and other areas will be supplied by a hybrid power plant consisting of diesel generators and a regenerative battery power solution.
Further, there is a plan to connect the facility to the power grid local operator Électricité de Guinée. This will require an
approximately 20km connection line to the main grid once it is available and would substantially reduce energy costs and
fuel consumption.

Annual Report on Form 20-F 2024	317	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mines and production facilities
Group smelters, refineries and remelting & casting facilities (Rio Tinto’s interest 100% unless otherwise shown)

Smelter/refinery/facility	Location	Title/lease	Plant type/product	Capacity (based on 100% ownership)
Aluminium
Alma	Alma, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium rod, t-foundry, molten metal, high purity, remelt	480,000 tonnes per year aluminium
Alouette (40%)	Sept-Îles, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium high purity, remelt	627,000 tonnes per year aluminium
Arvida	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium billet, molten metal, remelt	145,000 tonnes per year aluminium
Arvida AP60	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium high purity, remelt	60,000 tonnes per year aluminium
Bécancour (25.1%)	Bécancour, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium slab, billet, t-foundry, remelt, molten metal	460,000 tonnes per year aluminium
Bell Bay	Bell Bay, Northern Tasmania, Australia	100% freehold	Aluminium smelter producing aluminium slab, molten metal, small form and t- foundry, remelt	195,000 tonnes per year aluminium
Boyne Smelters (73.5%)	Boyne Island, Queensland, Australia	100% freehold	Aluminium smelter producing aluminium billet, EC grade, small form and t-foundry, remelt	584,000 tonnes per year aluminium
ELYSIS (48.24%)	Saguenay, Quebec, Canada	100% freehold	Industrial research and development centre producing commercial grade aluminium using carbon free smelting technology	275 tonnes per year aluminium
Grande-Baie	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium slab, molten metal, high purity, remelt	235,000 tonnes per year aluminium
ISAL	Reykjavik, Iceland	100% freehold	Aluminium smelter producing aluminium remelt, billet	212,000 tonnes per year aluminium
Jonquière (Vaudreuil)	Jonquière, Quebec, Canada	100% freehold	Smelter grade alumina	1,560,000 tonnes per year alumina
Kitimat	Kitimat, British Columbia, Canada	100% freehold	Aluminium smelter producing aluminium slab, remelt, high purity	432,000 tonnes per year aluminium
Laterrière	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium slab, remelt, molten metal	255,000 tonnes per year aluminium
Queensland Alumina (80%)	Gladstone, Queensland, Australia	73.3% freehold; 26.7% leasehold (of which more than 80% expires in 2026 and after)	Refinery producing alumina	3,950,000 tonnes per year alumina
São Luis (Alumar) (10%)	São Luis, Maranhão, Brazil	100% freehold	Refinery producing alumina	3,830,000 tonnes per year alumina
Sohar (20%)	Sohar, Oman	100% leasehold (expiring 2039)	Aluminium smelter producing aluminium, high purity, remelt	395,000 tonnes per year aluminium
Tiwai Point (New Zealand Aluminium Smelters)	Invercargill, Southland, New Zealand	19.6% freehold; 80.4% leasehold (expiring in 2029 and use of certain Crown land)	Aluminium smelter producing aluminium billet, slab, small form foundry, high purity, remelt	373,000 tonnes per year aluminium
Tomago (51.6%)	Tomago, New South Wales, Australia	100% freehold	Aluminium smelter producing aluminium billet, slab, remelt	590,000 tonnes per year aluminium
Yarwun	Gladstone, Queensland, Australia	97% freehold; 3% leasehold (expiring 2101 and after)	Refinery producing alumina	3,200,000 tonnes per year alumina
Matalco Bluffton Manufacturing (50%)	Bluffton, Indiana, US	100% freehold	Remelt and manufacture of aluminium billet and slab	104,000 tonnes per year
Matalco Brampton Manufacturing (50%)	Brampton, Ontario, Canada	100% freehold	Remelt and manufacture of aluminium billet	109,000 tonnes per year
Matalco Canton Manufacturing (50%)	Canton, Ohio, US	100% freehold	Remelt and manufacture of aluminium billet	64,000 tonnes per year
Matalco Franklin Manufacturing (50%)	Franklin, Kentucky, US	100% freehold	Remelt and manufacture of aluminium slab	122,000 tonnes per year
Matalco Lordstown Manufacturing (50%)	Lordstown, Ohio, US	100% freehold	Remelt and manufacture of aluminium billet	159,000 tonnes per year
Matalco Shelbyville Manufacturing (50%)	Shelbyville, Kentucky, US	100% freehold	Remelt and manufacture of aluminium billet	154,000 tonnes per year
Matalco Wisconsin Rapids Manufacturing (50%)	Wisconsin Rapids, Wisconsin, US	100% freehold	Remelt and manufacture of aluminium billet and slab	104,000 tonnes per year

Annual Report on Form 20-F 2024	318	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mines and production facilities
Group smelters and refineries and remelting & casting facilities (Rio Tinto’s interest 100% unless otherwise shown)

Smelter/refinery/facility	Location	Title/lease	Plant type/product	Capacity (based on 100% ownership)
Copper
Rio Tinto Kennecott	Magna, Salt Lake City, Utah, US	100% freehold	Flash smelting furnace/Flash convertor furnace copper refinery and precious metals plant	335,000 tonnes per year refined copper
Minerals
Boron	Boron, California, US	100% freehold	Borates refinery	576,000 tonnes per year boric oxide
IOC pellet plant (58.7%)	Labrador City, Newfoundland and Labrador, Canada	100% freehold (asset), 100% freehold (land) under sublease from Labrador Iron Ore Royalty Corporation for life of mine.	Pellet induration furnaces producing multiple iron ore pellet types	13.5 million tonnes per year pellet
Richards Bay Minerals (74%)	Richards Bay, South Africa	100% freehold	Ilmenite smelter	1,050,000 tonnes per year titanium dioxide slag, 565,000 tonnes per year iron
Rio Tinto Iron and Titanium Quebec Operations - Sorel-Tracy plant	Sorel-Tracy, Quebec, Canada	100% freehold	Ilmenite smelter	1,300,000 tonnes per year titanium dioxide slag, 1,000,000 tonnes per year iron
Group power plants (Rio Tinto’s interest 100% unless otherwise shown)

Power plant	Location	Title/lease	Plant type/product	Capacity (based on 100% ownership)
Iron Ore
Cape Lambert power station (67%)	Cape Lambert, Western Australia, Australia	Lease	Two LM6000PF dual-fuel turbines	80MW
Paraburdoo power station	Paraburdoo, Western Australia, Australia	Lease	Three LM6000PC gas-fired turbines	120MW
West Angelas power station (67%)	West Angelas, Western Australia, Australia	Miscellaneous licence	Two LM6000PF dual-fuel turbines	80MW
Yurralyi Maya power station (84.2%)	Dampier, Western Australia, Australia	Miscellaneous licence	Four LM6000PD gas-fired turbines One LM6000PF gas-fired turbine	200MW
Gudai-Darri solar farm	Gudai-Darri, Western Australia, Australia	Miscellaneous licence	Solar PV single-axis tracking	up to 34MW
Aluminium
Amrun power station	Amrun, Australia	100% leasehold	Diesel generation	24MW
Gladstone power station (42%)	Gladstone, Queensland, Australia	100% freehold	Thermal power station	1,680MW
Gove power station	Nhulunbuy, Northern Territory, Australia	100% leasehold	Diesel generation	24MW
Kemano power station	Kemano, British Columbia, Canada	100% freehold	Hydroelectric power	1,014MW installed capacity
Quebec power stations	Saguenay, Quebec, Canada (Chute-à-Caron, Chute-à-la- Savane, Chute-des-Passes, Chute-du-Diable, Isle- Maligne, Shipshaw)	100% freehold (certain facilities leased from Quebec Government until 2058 pursuant to Peribonka Lease)	Hydroelectric power	3,147MW installed capacity
Weipa power stations and solar generation facility	Lorim Point, Andoom, and Weipa, Australia	100% leasehold	Diesel generation supplemented by solar generation facility	38MW
Yarwun alumina refinery co-generation plant	Gladstone, Queensland, Australia	100% freehold	Gas turbine and heat recovery steam generator	160MW

Annual Report on Form 20-F 2024	319	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations  |  Mines and production facilities
Group power plants (Rio Tinto’s interest 100% unless otherwise shown)

Power plant	Location	Title/lease	Plant type / Product	Capacity (based on 100% ownership)
Copper
Rio Tinto Kennecott power stations	Salt Lake City, Utah, US	100% freehold	Steam turbine running off waste heat boilers at the copper smelter	31.8MW
			Combined heat and power plant supplying steam to the copper refinery	6.2MW
			Solar power plant	5MW
Minerals
Boron co-generation plant	Boron, California, US	100% freehold	Co-generation uses natural gas to generate steam and electricity, used to run Boron’s refining operations	48MW
Energy Resources of Australia (98.43%)	Ranger Mine, Jabiru, Northern Territory, Australia	Lease	Five diesel generator sets rated at 5.17MW; one diesel generator set rated at 2MW; 4 additional diesel generator sets rated at 2MW	35.8MW
IOC power station (58.7%)	Sept-Îles, Quebec, Canada	Statutory grant	Hydroelectric power	22MW
QMM power plant	Fort Dauphin, Madagascar	100% freehold	Diesel generation supplemented by solar generation facility	32MW

Annual Report on Form 20-F 2024	320	riotinto.com
Additional information

Shareholder information	325
US Disclosure	331
Cautionary statement about forward-looking statements	357
Contact details	358

Image: Chute-à-Caron hydroelectric power plant Quebec, Canada.
Pages 321 to 324 have been intentionally omitted.

Annual Report on Form 20-F 2024	325	riotinto.com
Additional information
Shareholder information
Organisational structure
The Rio Tinto Group consists of Rio Tinto plc
(registered in England and Wales as
company number 719885 under the UK
Companies Act 2006 and listed on the
London Stock Exchange as RIO.L), and Rio
Tinto Limited (registered in Australia as ABN
96 004 458 404 under the Australian
Corporations Act 2001 and listed on the
Australian Securities Exchange as RIO.AX).
LSX is the principal trading market for Rio
Tinto plc shares, and ASX for Rio Tinto
Limited shares.
Rio Tinto plc has a sponsored American
Depositary Receipts (ADR) facility, with
underlying shares registered with the US
Securities and Exchange Commission (SEC)
and listed on the New York Stock Exchange
as RIO.N.
Rio Tinto is headquartered in London with a
corporate office in Melbourne.
Nomenclature and financial data
Rio Tinto plc and Rio Tinto Limited operate
together and are referred to in this report as
Rio Tinto, the Rio Tinto Group or the Group.
These expressions are used for convenience
notwithstanding that they are separate and
distinct legal entities. Likewise, the words "we",
"us", "our" and "ourselves" are used in some
places to refer to one, some or the companies
of the Rio Tinto Group in general. Financial
data in US dollars ($) is derived from, and
should be read in conjunction with, the 2024
financial statements. In general, where we
have provided financial data in other
currencies, it has been translated from the
consolidated financial statements, and is
provided solely for convenience. Exceptions
arise where data has been extracted directly
from source records.
History
Rio Tinto plc was incorporated on
30 March 1962, as The Rio Tinto-Zinc
Corporation Limited (RTZ). Rio Tinto Limited
was incorporated (under a different name)
on 17 December 1959 and following a merger
with other Australian interests in 1962,
formed a group that was later renamed
CRA Limited (CRA).
In 1997, RTZ became Rio Tinto plc and CRA
became Rio Tinto Limited.
Dual-listed companies structure
The businesses of RTZ and CRA were
merged contractually in 1995 by way of a dual-
listed companies structure ('DLC structure').
Both companies agreed to be managed in a
unified way, implementing arrangements to
provide shareholders of both companies with a
common economic interest in the DLC
structure, under a common board of directors.
The ratio of dividend, voting and capital
distribution rights attached to each share in Rio
Tinto plc and Rio Tinto Limited was fixed by a
“DLC Sharing Agreement” at an Equalisation
Ratio of 1:1. This has remained unchanged,
although can be revised in special
circumstances or with the approval of
shareholders of each company under the
class rights action approval procedure
(described below) and subject to any
adjustments to be confirmed by the Group's
external auditors. Rio Tinto shareholders
cannot directly enforce the provisions of the
DLC Sharing Agreement.
To ensure that the Boards of both companies
are identical, resolutions to appoint or
remove Directors must be put to
shareholders of both companies as Joint
Decisions (described below), and Directors
can only be a Director of one company if
they are a Director of both companies.
Dividend arrangements
Dividends paid on Rio Tinto plc and Rio Tinto
Limited shares are equalised
on a net cash basis without taking into
account any associated tax credits.
Dividends are determined in US dollars
(except for ADR holders) and both
companies must announce and pay
distributions (including dividends)
as close to the same time as possible.
If the payment of an equalised dividend
would contravene the law applicable to one
of the companies, they can depart from the
Equalisation Ratio but the relevant company
must put aside reserves for payment on the
relevant shares at a later date.
Voting arrangements
The shareholders of Rio Tinto plc and Rio
Tinto Limited vote as one combined body on
any matters that affect them similarly, subject
to limited exceptions. These are called Joint
Decisions, and include creating new classes
of share capital, changing directors and
auditors, and receiving annual financial
statements.
In class rights actions, where both
companies are not affected equally such
as changes to a company’s articles of
association or constitution, the resolution
must be passed by the shareholders of each
company on a standalone basis.
In other circumstances, only one company
requires a vote, and these matters are single
electorate matters.
All shareholder resolutions that include a
Joint Decision or class rights action are
decided by a poll, although in exceptional
circumstances, certain shareholders can be
excluded from voting at their respective
company's general meeting (such as where
they have breached the limitations on
ownership of shares discussed below).
Where a matter has been expressly
categorised as a Joint Decision or a class
rights action, the Directors cannot change
that categorisation. If a matter is categorised
as both, it is treated as a class rights action.
Otherwise, the Directors decide how issues
should be put to shareholders for approval.
Both companies have entered into
shareholder joint voting agreements, where a
Special Voting Share is issued to a special
purpose company and held in trust for
shareholders by a trustee.
When a resolution is put as a Joint Decision,
each Rio Tinto plc share carries one vote at
Rio Tinto plc shareholders meeting. The
holder of the Special Voting Share has one
vote for each vote cast by the public
shareholders of Rio Tinto Limited in their
parallel meeting. Holders of Rio Tinto Limited
ordinary shares do not hold voting shares in
Rio Tinto plc by virtue of their holding in Rio
Tinto Limited, and cannot enforce the voting
arrangements relating to the Special Voting
Share. Instead, the trustee holding the
Special Voting Share must vote in
accordance with the votes cast by public
shareholders on the equivalent resolution at
the parallel Rio Tinto Limited shareholders'
meeting.
The same arrangements apply for the trustee
holding the Special Voting Share issued by
Rio Tinto Limited to cast a vote
at the Rio Tinto Limited shareholders
meeting for each vote cast by the public
shareholders of Rio Tinto plc in their
parallel meeting.
Capital distribution arrangements
If either company goes into liquidation,
the surplus assets of both companies are
valued. If the surplus assets available for
distribution by one company exceed the
surplus assets available for distribution by
the other company (on each of the shares
held by its shareholders), then, to the extent
permitted by law, an equalising payment
must be made so that the amount available
for distribution on each share held by
shareholders of both companies reflects the
Equalisation Ratio.

Annual Report on Form 20-F 2024	326	riotinto.com
Additional information  |  Shareholder information
Limitations on ownership of shares and
merger obligations
Control of interests in publicly listed
companies in excess of defined thresholds,
is regulated in both Australia and the UK.
Under UK law, which applies to Rio Tinto plc,
the threshold is 30% and under Australian
law which applies to Rio Tinto Limited, the
threshold is 20%. These thresholds also
apply on a joint basis as Rio Tinto plc's
Articles of Association and Rio Tinto
Limited's Constitution extend these laws to
apply to the combined entity. These
provisions also ensure that a person cannot
exercise control over one company without
having made offers to the public
shareholders of both companies. If one of
these thresholds is exceeded, the person's
voting and distribution rights are suspended,
and their shares may be divested – until they
offer for all publicly held shares of the other
company, reduce their controlling interest
below the thresholds specified, or acquire (by
a permitted means) at least 50% of each
company's publicly held shares.
This ensures equal treatment for all
shareholders, with the Directors unable to offer
exemptions.
Guarantees
Subject to limited exceptions, each company
guarantees the other company's contractual
obligations, creditors and the obligations of
other persons guaranteed by the other
company. All creditors can make demands on
their guarantor without first having recourse to
the company or persons whose obligations are
being guaranteed.
The guarantor's obligations expire on
termination of the Sharing Agreement (but only
for obligations arising after termination) and
under other limited circumstances (after due
notice is given).
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
respective holder to Rio Tinto plc under the UK Disclosure and Transparency Rule 5. The percentage of voting rights detailed below was calculated as at the date of the relevant disclosures. The following table shows shareholders who have provided this notice or an equivalent as of 4 February 2025.

Rio Tinto plc	Date of notice	Number of shares	Percentage of capital
BlackRock, Inc.[1]	4 Dec 2009	127,744,871	8.38
Shining Prospect Pte. Ltd	7 Dec 2018	182,550,329	14.02
The Capital Group Companies, Inc.	6 Jul 2022	51,648,733	4.13
JPMorgan Nominees Australia Ltd	28 Jan 2025	37,704,651	3.01
1.On 25 January 2024, BlackRock, Inc. filed an Amendment to Schedule 13G with the SEC and disclosed beneficial ownership of 112,980,265 ordinary shares in Rio Tinto plc as of 31
December 2023, representing 9.0% of that class of shares.
Substantial shareholders in Rio Tinto Limited
Under the Australian Corporations Act 2001, any person with 5% or more voting power in Rio Tinto Limited is required to provide the company with notice. The following table shows shareholders who have provided this notice or an equivalent as of 4 February 2025:

Rio Tinto Limited	Date of notice	Number of shares	Percentage of capital[2]
State Street Corporation	23 Jan 2025	31,424,591	8.47
The Vanguard Group, Inc.[3]	4 Jul 2024	22,353,663	6.02
BlackRock, Inc.[4,5]	5 Dec 2022	26,031,175	7.01
Shining Prospect Pte. Ltd	9 Feb 2018	see footnote[6]	see footnote[6]
2.The percentage of voting rights detailed was as disclosed in the notice received by the company, calculated at the time of the relevant disclosure.
3.On 13 February 2024, The Vanguard Group Inc. filed an Amendment to Schedule 13G with the SEC and disclosed beneficial ownership of 21,071,571 ordinary shares in Rio Tinto Limited as of 29 December 2023, representing 5.68% of that class of shares.
4.In its substantial holding notice filed on 5 December 2022, BlackRock, Inc. and its associates disclosed a holding of 115,764,125 shares in Rio Tinto plc and 26,031,175 shares in Rio Tinto
Limited, which gave BlackRock, Inc. and its associates voting power of 8.74% in the Rio Tinto Group on a Joint Decision matter. Accordingly, in addition to being substantial shareholders of
Rio Tinto Limited by virtue of interests held in Rio Tinto Limited’s shares, through the operation of the Australian Corporations Act 2001 as modified to apply to the DLC structure, these entities disclosed voting power of 8.74% in Rio Tinto Limited. Based on this notification, as at 5 December 2022, BlackRock, Inc. directly held a 7.01% interest in Rio Tinto Limited.
5.On 2 February 2024, BlackRock, Inc. filed an Amendment to Schedule 13G with the SEC and disclosed beneficial ownership of 24,991,523 ordinary shares in Rio Tinto Limited as of 31
December 2023, representing 6.7% of that class of shares.
6.In its substantial holding notice filed on 9 February 2018, Shining Prospect Pte. Ltd disclosed that its holding of 182,550,329 Rio Tinto plc shares gave Shining Prospect Pte. Ltd and its associates voting power of 10.32% in the Rio Tinto Group on a Joint Decision matter. Accordingly, through the operation of the Australian Corporations Act 2001 as modified to apply to the
DLC structure, these disclosed voting power of 10.32% in Rio Tinto Limited.

Annual Report on Form 20-F 2024	327	riotinto.com
Additional information  |  Shareholder information
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
As of 4 February 2025, the total amount of
the Group’s voting securities owned by the
Directors and Executives in Rio Tinto plc was
381,338 ordinary shares of 10p each or
ADRs. There were 23,270 holders of record
of Rio Tinto plc’s shares. Of these holders,
337 had registered addresses in the US and
held a total of 286,520 Rio Tinto plc shares,
representing 0.02% of the total number of
Rio Tinto plc shares issued and outstanding
as at such date. In addition, 187,497,933
Rio Tinto plc shares were registered in the
name of a custodian account in London
which represented 14.93% of Rio Tinto plc
shares issued and outstanding. These
shares were represented by 187,497,938
Rio Tinto plc ADRs held on record by 411
ADR holders. In addition, certain accounts on
record with registered addresses other than
in the US hold shares, in whole or in part,
beneficially for US persons.
As of 4 February 2025, the total amount of
the Group’s voting securities owned by
Directors and Executives in Rio Tinto Limited
was 80,391 shares, in aggregate
representing less than 0.01% of the Group’s
total number of ordinary shares in issue.
There were 186,022 holders of record of
Rio Tinto Limited shares. Of these holders,
239 had registered addresses in the US,
representing approximately 0.03% of the
total number of Rio Tinto Limited shares
issued and outstanding as of such date. In
addition, nominee accounts of record with
registered addresses other than in the US
may hold Rio Tinto Limited shares, in whole
or in part, beneficially for US persons.
Unquoted equity securities in
Rio Tinto Limited
As at 4 February 2025, there were Rio Tinto
Limited unquoted equity securities on issue,
comprising 39,652 unvested Bonus Deferral
Awards held by 4 holders; 1,211,294
unvested Management Share Awards held
by 1,154 holders; and 1,384,779 unvested
Performance Share Awards held by 67
holders, all of which were granted under the
Rio Tinto Limited Equity Incentive Plan, and
1,592,590 unvested matching share rights
were granted under the Rio Tinto Limited
Global Employee Share Plan held by 17,993
holders. This information is provided in
compliance with ASX Listing Rule 4.10.16.
Analysis of ordinary shareholders

	Rio Tinto plc				Rio Tinto Limited
As at 4 February 2025	No. of accounts	%	Shares	%	No. of accounts	%	Shares	%
1 to 1,000 shares	17,412	74.84	5,392,447	0.43	160,885	86.49	39,986,230	10.77
1,001 to 5,000 shares	4,159	17.88	8,409,963	0.67	22,619	12.16	45,069,109	12.14
5,001 to 10,000 shares	464	2	3,269,939	0.26	1,756	0.94	12,095,600	3.26
10,001 to 25,000 shares	322	1.38	5,255,377	0.42	608	0.33	8,922,442	2.40
25,001 to 125,000 shares	436	1.87	26,361,847	2.1	115	0.06	5,475,069	1.47
125,001 to 250,000 shares	140	0.6	25,182,780	2.01	9	0.00	1,510,416	0.41
250,001 to 1,250,000 shares	224	0.96	127,229,621	10.13	16	0.01	8,075,866	2.18
1,250,001 to 2,500,000 shares	45	0.19	81,956,292	6.52	7	0.00	13,270,211	3.57
2,500,001 shares and over	64	0.28	972,901,325[1]	77.46	7	0.00	236,811,271	63.79
			1,255,959,591[2]	100.00			371,216,214[3]	100.00
Number of holdings less than marketable parcel of A$500					2,858
1.This includes 187,507,978 shares held in the name of a nominee on the share register. The shares are listed on the New York Stock Exchange (NYSE) in the form of American Depositary
Receipts (ADRs).
2.The total issued share capital is made up of 1,255,959,591 publicly held shares and 2,907,902 shares held in Treasury.
3.Publicly held shares in Rio Tinto Limited.
Twenty largest registered shareholders
The following table lists the 20 largest registered holders of Rio Tinto Limited shares in accordance with the ASX listing rules, together with the number of shares and the percentage of issued capital each holds, as of 4 February 2025.

Rio Tinto Limited	Number of shares	Percentage of issued share capital
HSBC Custody Nominees (Australia) Limited	113,368,977	30.54
J. P. Morgan Nominees Australia Pty Limited	57,336,317	15.45
Citicorp Nominees Pty Ltd	43,888,604	11.82
BNP Paribas Nominees Pty Ltd (Agency Lending A/C)	8,189,356	2.21
BNP Paribas Noms Pty Ltd	7,401,091	1.99
National Nominees Limited	3,830,790	1.03
Citicorp Nominees Pty Limited (Colonial First State Inv A/C)	3,358,616	0.90
Australian Foundation Investment Company Limited	2,200,553	0.59
Argo Investments Limited	2,200,139	0.59
HSBC Custody Nominees (Australia) Limited (NT-Comnwlth Super Corp A/C)	2,141,508	0.58
BNP Paribas Nominees Pty Ltd Hub24 Custodial Serv Ltd	1,970,724	0.53
BNP Paribas Nominees Pty Ltd (ACF Clearstream)	1,869,358	0.50
Netwealth Investments Limited (WRAP Services A/C)	1,794,437	0.48
Mutual Trust Pty Ltd	1,432,029	0.39
Custodial Services Limited	1,120,911	0.30
BNP Paribas Noms (NZ) Ltd	774,816	0.21
CGU Insurance	753,190	0.20
IOOF Investment Services Limited (IPS Superfund A/C)	608,918	0.16
IOOF Investment Services Limited (IOOF IDPS A/C)	598,554	0.16
Peter & Lyndy White Foundation Pty Ltd	591,877	0.16

Annual Report on Form 20-F 2024	328	riotinto.com
Additional information  |  Shareholder information
Material contracts
Articles of Association, Constitution, and
DLC Sharing Agreement
As explained on page 325, under the terms
of the DLC structure, shareholders of
Rio Tinto plc and of Rio Tinto Limited entered
into certain contractual arrangements
designed to place the shareholders of both
companies in substantially the same position
as if they held shares in a single entity that
owned all the assets of both companies. As
far as is permitted by the UK Companies Act
2006, the Australian Corporations Act 2001
and ASX Listing Rules, this principle is
reflected in the Articles of Association of
Rio Tinto plc and in the Constitution of
Rio Tinto Limited.
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
The Remuneration Report on pages 119-145
provides information on shareholding policies
relating to Executive and Non-Executive
Directors. Please refer to the Directors’
Report for information on the appointment of
Directors.
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
A poll may be demanded by any of
the following:
–The Chair of the meeting.
–At least 5 shareholders entitled to vote on
the resolution.
–Any shareholder(s) representing in the
aggregate not less than one tenth
(Rio Tinto plc) or one 20th (Rio Tinto
Limited) of the total voting rights of all
shareholders entitled to vote on the
resolution.
–Any shareholder(s) holding Rio Tinto plc
shares conferring a right to vote at the
meeting on which there have been paid-
up sums in the aggregate equal to not
less than one tenth of the total sum paid
up on all the shares conferring that right.
–The holder of the Special Voting Share of
either company.
A proxy form gives the proxy the authority to
demand a poll, or to join others in
demanding one.
The necessary quorum for a Rio Tinto plc
general meeting is 3 members present
(in person or by proxy or other duly
authorised representative) and entitled to
vote. For a Rio Tinto Limited general meeting
it is 2 members present (in person or by
proxy or other duly authorised
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
affirmative vote of not less than three-
quarters of the persons voting at a
meeting at which there is a quorum.

Annual Report on Form 20-F 2024	329	riotinto.com
Additional information  |  Shareholder information
The Sharing Agreement further classifies
resolutions as Joint Decisions and class
rights actions as explained on pages
325-326.
AGMs must be convened with 21 days’
written notice for Rio Tinto plc and with 28
days’ notice for Rio Tinto Limited. In
accordance with the authority granted by
shareholders at the Rio Tinto plc AGM in
2024, other meetings of Rio Tinto plc may be
convened with 14 days’ written notice for the
passing of a special resolution, and with
14 days’ notice for any other resolution,
depending on the nature of the business to
be transacted. All meetings of Rio Tinto
Limited require 28 days’ notice. In calculating
the period of notice, any time taken to deliver
the notice and the day of the meeting itself
are not included. The notice must specify the
nature of the business to be transacted.
Variation of rights
If, at any time, the share capital is divided
into different classes of shares, the rights
attached to each class may be varied,
subject to the provisions of the relevant
legislation, the written consent of holders of
three-quarters in value of the shares of that
class, or upon the adoption of a special
resolution passed at a separate meeting of
the holders of the shares of that class. At
every such meeting, all of the provisions of
the Articles of Association and Constitution
relating to proceedings at a general meeting
apply, except that the quorum for Rio Tinto
plc should be 2 or more persons who hold or
represent by proxy not less than one-third in
nominal value of the issued shares of
the class.
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
The Sharing Agreement describes the
distribution of assets of each of the
companies in the event of a liquidation, as
explained on page 325.
Facility agreements
Details of the Group’s credit facilities are set
out in the Our capital and liquidity section to
the financial statements on page 197.
Exchange controls and foreign
investment
Rio Tinto plc
There are no UK foreign exchange controls
or other restrictions on the import or export of
capital by, or on the payment of dividends to,
non-resident holders of Rio Tinto plc shares,
or that materially affect the conduct of
Rio Tinto plc’s operations. It should be noted,
however, that various sanctions, laws,
regulations or conventions may restrict the
import or export of capital by, or the payment
of dividends to, non-resident holders of
Rio Tinto plc shares. There are no
restrictions under Rio Tinto plc’s Articles of
Association or under UK law that specifically
limit the right of non-resident owners to hold
or vote in Rio Tinto plc shares. However,
certain of the provisions of the Australian
Foreign Acquisitions and Takeovers Act
1975 (the Takeovers Act) described below
also apply to the acquisition by non-
Australian persons of interests in securities
of Rio Tinto plc.
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
Sanction, anti-money laundering and counter
terrorism laws may restrict or prohibit
payments, transactions and dealings or
require reporting of certain transactions.
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
Persons who are proposing relevant
acquisitions or transactions may be required
to provide notice to the Treasurer before
proceeding with the acquisition or
transaction, and may be required to register
their interest on the Register of Foreign
Ownership of Australian Assets.
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
Corporate Governance Code, all Directors
are required to stand for re-election at each
AGM.

Annual Report on Form 20-F 2024	330	riotinto.com
Additional information  |  Shareholder information
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
UK listing rules cross-reference table
The following table contains only those sections of UK listing rule 6.6.1 which are relevant. The remaining sections of listing rule 6.6.1 are not applicable.

UK Listing rule	Description of listing rule	Reference in report
6.6.1 (1)	A statement of any interest capitalised by the Group during the year	Note 9 Finance income and finance costs.
6.6.1 (11)	Details of any arrangement under which a shareholder has waived or agreed to waive any dividends	See page 147.
Metal prices and exchange rates

Metal prices – average for the year		2024	2023	Increase/ (Decrease)
Copper	– US cents/lb	415	386	8%
Aluminium	– $/tonne	2,419	2,250	8%
Gold	– $/troy oz	2,386	1,941	23%

Average exchange rates against the US dollar
Sterling		1.28	1.24	3%
Australian dollar		0.66	0.66	(1)%
Canadian dollar		0.73	0.74	(1)%
Euro		1.08	1.08	—%
South African rand		0.055	0.054	1%

Year-end exchange rates against the US dollar
Sterling		1.25	1.28	(2)%
Australian dollar		0.62	0.69	(9)%
Canadian dollar		0.70	0.76	(8)%
Euro		1.04	1.11	(7)%
South African rand		0.053	0.054	(2)%

Annual Report on Form 20-F 2024	331	riotinto.com
Additional information
US Disclosure
Disclosure pursuant to Section
13(r) of the U.S. Securities
Exchange Act of 1934
Section 219 of the Iran Threat Reduction and
Syria Human Rights Act of 2012 added
Section 13(r) to the Securities Exchange Act
of 1934 (the “Exchange Act”). Section 13(r) to
the Exchange Act requires an issuer to
disclose in its annual reports whether it or any
of its affiliates knowingly engaged in certain
activities, transactions or dealings relating to
Iran or with the Government of Iran during the
period covered by the report. The Company
notes the following in relation to activities that
took place in 2024, or in relation to activities
the Company became aware of in 2024
relating to disclosable activities prior to the
reporting period.
The Company routinely takes action to
protect its intellectual property rights in many
countries throughout the world, including Iran.
As of 2024, the Company removed Iran from
its intellectual property rights filing strategy.
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
On 16 July 2019, the Company completed
the sale of its entire interest 68.62 per cent
stake in Rössing to China National Uranium
Corporation Limited (“CNUC”) for an initial
cash payment of $6.5 million and a
contingent payment of up to $100 million. The
contingent payment is linked to uranium spot
prices reaching a certain level and Rössing's
net income until calendar year 2026. As a
result of the evolution of uranium prices, the
contingent payment had not been triggered
as of 31 December 2024. In addition, the
Company will receive a cash payment if,
subject to certain conditions, CNUC sell the
Zelda 20 Mineral Deposit during a restricted
period.
As of 31 December 2024, to the best of Rio
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
While IFIC has a notional entitlement to its
pro rata share of any dividend that the
majority of the board declared for all
shareholders in Rössing, such dividend
payments have been held in a blocked
account in Namibia to ensure compliance
with US sanctions legislation. Accordingly,
IFIC has not received such monies since
early 2008. Simply by maintaining its own
shareholding in Rössing, the Company was
not engaging in any activity intended or
designed to confer any direct or indirect
financial support for IFIC.
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
conducted outside of the United States, US
expatriates or a person whose functional
currency is not the US dollar.

Annual Report on Form 20-F 2024	332	riotinto.com
Additional information  |  US Disclosure
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
Capital gains
A US holder, who (if an individual) is not
resident in the UK for the tax year in question
or (if a company) is not resident in the UK
when the gain accrues, will not normally be
liable to UK tax on capital gains realised on
the sale of a Group ADS or share unless (i)
the holder carries on a trade, profession or
vocation in the UK through a branch, agency
or permanent establishment in the UK and
the ADS or share has been used for the
purposes of the trade, profession or vocation
or is acquired, held or used for the purposes
of such a branch, agency or permanent
establishment or (ii) the Group's ADSs or
shares are held by an individual who
becomes resident in the UK having left the
UK for a period of non-residence of five years
or less and who was resident for at least four
of the seven tax years prior to leaving the UK.
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
Dividends paid to a non-corporate US holder
generally may be taxable at the reduced rate
normally applicable to long-term capital gains
provided the shares are readily tradable on

Annual Report on Form 20-F 2024	333	riotinto.com
Additional information  |  US Disclosure
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
You must include any Australian tax withheld
from the dividend payment in this gross
amount even though you do not in fact
receive it. Subject to certain complex and
evolving limitations, any Australian tax
withheld (at a rate not exceeding any
applicable rate under the convention between
United States and Australia) may be
creditable against your US federal income tax
liability. For foreign tax credit purposes,
dividends will generally be income from
sources outside the United States and will
generally constitute “passive category
income” for purposes of computing the
foreign tax credit allowable to you. In lieu of
claiming a tax credit, a US holder may be
able to take a deduction for any Australian
taxes withheld. An election to deduct
creditable foreign taxes instead of claiming a
foreign tax credit must be applied to all
creditable foreign taxes paid or accrued in the
US holder’s taxable year. The rules regarding
foreign tax credits are complex and US
holders should consult their own tax advisers
regarding the application of the foreign tax
credit rules to their particular situation.
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
The shares are registered with the US
Securities and Exchange Commission
(“SEC”), are listed on the NYSE and are
traded under the symbol RIO.

Annual Report on Form 20-F 2024	334	riotinto.com
Additional information  |  US Disclosure
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
The Group received US $1,749,507.54 in
respect of expenses incurred by the Group in
connection with the ADR programme for the
year ended 31 December 2024. JPMorgan
did not pay any amount on the Group’s behalf
to third parties.
JPMorgan also waived certain of its standard
fees and expenses associated with the
administration of the programme relating to
routine programme maintenance, reporting,
distribution of cash dividends, annual meeting
services and report mailing services.
Under certain circumstances, including
removal of JPMorgan as depositary or
termination of the ADR programme by the
Company, the Company is required to repay
JPMorgan any amounts of administrative
fees and expenses waived during the 12-
month period prior to notice of removal or
termination.
Document on display
Rio Tinto is subject to the SEC reporting
requirements for foreign companies. This
Form 20-F, which corresponds with the Form
10-K for US public companies, was filed with
the SEC on 20 February 2025. Rio Tinto’s
Form 20-F and other filings can be viewed on
the Rio Tinto website as well as the SEC
website at www.sec.gov

Annual Report on Form 20-F 2024	335	riotinto.com
Additional information  |  US Disclosure
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
Our Cyber Security Strategy has 4 strategic
objectives that guide how, together, we can
build and maintain cyber security resilience.
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
Increase our visibility and security consciousness,
and ensure everyone is aware of and understands
their responsibilities and obligations.

Objective 4: Secure our digital future Adopt effective cyber control measures in new and emerging technologies critical to our digital future.
Our Cyber Security Strategy requires
ongoing investment to embed and sustain
cyber security capabilities and controls, to
best support our operations as cyber threats
continue to rapidly evolve. We develop a
plan each year detailing the initiatives,
investment and goals we will deliver, aligned
to each of the 4 pillars of the Strategy. At the
beginning of each financial year, the Cyber
Security Steering Committee (CSSC), a
management committee chaired by the Chief
Financial Officer, endorses the plan. Detailed
quarterly plans are then prepared to
communicate our goals to the wider Cyber
Security team, and the milestones we will
need to meet to accomplish these goals. This
provides the Cyber Security function with a
structured way to ensure clarity on priorities
and accountabilities, and a way to measure
progress throughout the year.
Major initiatives and improvement objectives
for 2025 relate to improving Operational
Technology (OT) endpoint detection and
response, securing remote access to
process control networks, and strengthening
privileged identity management controls in
OT networks.
Governance
Accountability for the effective management
of cyber security risks and events rests with
Executive Management. In addition to
functional oversight, management has
established a Cyber Security Steering
Committee comprising a multi-disciplinary
team of senior executives who monitor
current and evolving cyber security risks and
the effectiveness of measures taken to
respond to them.
The Board oversees our material risks, and
the Audit & Risk Committee monitors the
overall effectiveness of our risk management
and internal controls framework. Exposures
to cyber security risks are managed
consistent with other material Group risks,
and are reported to the Board, Audit & Risk
Committee and the Executive Committee.
Refer to Our approach to risk management
on page 88 for further details.
Our Cyber Security function is overseen by
the CSSC. The remit of the function is
defined within our Group Procedure for
Information and Cyber Security. Specific
expectations for all employees are detailed
within our Acceptable Use of Information
and Electronic Resources Group
Standard, and our employee Code of
Conduct, The Way We Work.
For external assurance, we commission
independent assessment and benchmarking
against the US National Institute of
Standards and Technology Cybersecurity
Framework (NIST CSF), upon which our
internal standards are based. These reviews
are conducted by consultancies specialising
in cyber security and include penetration
testing and the simulation of external attacks
on our information security.
Capabilities of our Cyber Security function:

Threat intelligence	Understanding the latest cyber security threats and assessing our potential exposure.
Vulnerability management
Maintaining awareness of, and continuously resolving, security vulnerabilities before they can be exploited, including a dedicated internal function to test our defences against the latest vulnerabilities.

Security risk and advisory	Ensuring information technology (IT) projects and changes stay within our risk appetite by assessing and advising on appropriate and effective cybersecurity controls.
Security operations	Keeping core information security platforms and services available, accessible and operating effectively at all times.
Security architecture	Ensuring solution designs and our overall technology architecture are in line with good cyber security practice to be robust, resilient, and sustainable.
Incident response	Persistent monitoring, alerting and triage of cyber security events. As required, initiating appropriate responses to contain threats, resolve vulnerabilities, and recover services.
Cyber governance	Facilitating the definition, dissemination and monitoring of our security policies, standards and control environment.
Education and awareness	Educating employees and third parties we work with about keeping information technology secure and being vigilant against social engineering.

Annual Report on Form 20-F 2024	336	riotinto.com
Additional information  |  US Disclosure
Board
The Board, supported by the Audit & Risk
Committee, is responsible for overseeing our
material risks, including those related to
cyber security.
The Audit & Risk Committee receives
periodic updates on cyber security from
management. Cyber security is also subject
to a comprehensive assurance program, the
rules of which are reported to the Audit &
Risk Committee in line with standard
processes for reporting assurance findings.
This annual update is also reviewed by the
Board.
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
See “Disclosure Committee” on page 101.
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
Chair of the CSSC in 2021. With his leadership of our IT, Group Risk and Group
Internal Audit functions, he maintains strong oversight of our broader risk management processes and internal controls.

Daniel Evans	Chief Information Officer	Daniel has 13 years' cyber security leadership experience in senior, cyber intelligence and operational leadership roles.
Scott Brown	Chief Information Security Officer	Scott has more than 15 years' cyber security experience in both senior leadership and operational roles.
Isabelle Deschamps	Chief Legal Officer, Governance and Corporate Affairs	Isabelle, Mark, Alex and Richard bring operational and business risk expertise that is relevant to cyber security and their respective roles on the CSSC.
Mark Davies	Chief Technical Officer
Alex Markovski	Head of Group Risk
Richard Cohen	Operational Managing Director from a product group (currently Rio Tinto Iron Ore).

Annual Report on Form 20-F 2024	337	riotinto.com
Additional information  |  US Disclosure
Risk management
Group risk management process
Cyber security risk exposures are managed
consistent with the Group risk management
process, which can be described as a plan-do-
check-act cycle. See “Our approach to risk
management” on pages 88-90. The following
steps of our Group risk management process
are applicable to cyber security:
–Set strategy, objectives and risk
appetite
We review our Cyber Security Strategy,
objectives and risk appetite after
improvements in controls and actions.
–Risk analysis
Managers delivering our business
objectives must identify potential risks
against a common risk taxonomy, which
includes a category for information and
cyber security. Where exposure is
identified, the accountable manager uses
a universal evaluation scheme to assess
the potential impact of a cyber security
event.
–Risk management
Where material consequences are
identified, there is a common set of 8
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
escalation channels. Beyond this,
there is extensive monitoring of the
performance of critical controls,
which is communicated to control owners
and the CSSC.
–Improvement
Where exposure to cyber security risk is
outside of tolerance, as highlighted in risk
profiles or through assurance activity,
Cyber Security will support or sponsor
improvement initiatives through the
business planning process.
Cyber security risk
management framework
The management of cyber security is a focus
across all IT operations and projects for our
business and the third parties we rely on. Our
cyber security risk management framework is
based on the globally recognised NIST CSF. In
aligning to this framework, we maintain a
control environment supported by dedicated
functions covering identification, protection and
control, detection, response and recovery from
cyber incidents. We also inspect and assure
on an ongoing basis to improve our internal
and external cyber security environment.
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
Our Threat Intelligence function maintains
relationships with government, industry,
professional bodies, and educational
institutions, to ensure we remain aware
and vigilant of the external threat
landscape. Where threats are identified,
this function will investigate our exposure
(triggering an overall risk assessment
where required), drive awareness and
education to enhance vigilance and
recommend control improvements. The
Threat Intelligence function tests our
vulnerability to key threats through
penetration testing (ethical hacking) and
simulating incidents such as the receipt of
phishing emails. Finally, the function also
consults with other IT and cyber functions
to ensure we are designing our controls
with knowledge of the latest threats.
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
–Protect and control
Cyber Security, in collaboration with IT
operations, operates a suite of IT controls
that protect our information systems
through access control, change
governance, back-up, and continuous
vulnerability management. We use a
variety of tools to continuously scan for,
patch and monitor security vulnerabilities.
To ensure an appropriate level of
protection, we maintain a directory of
control requirements and facilitate the
development of technical standards.
Management reporting on control
performance, along with targeted
compliance assessments, enables us to
monitor our conformance to these
standards. To operationalise the
standards effectively, we maintain
specialist capability across many security
domains such as application, networks
and secure operations.
We maintain a persistent focus on
developing the vigilance of employees
and third-party users, which is essential
for protection of information systems.
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
the Cyber Security team; and v) never
consciously try to bypass any cyber
security control.

Annual Report on Form 20-F 2024	338	riotinto.com
Additional information  |  US Disclosure
To extend protection to third parties, we
conduct security risk assessments upon
engaging a third party. We also share our
policies and expectations with third
parties, and apply standard clauses within
contractual agreements, enabling a
program of risk-based compliance
assessments to be conducted across the
third parties we engage.
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
In addition to technical monitoring, we
maintain reporting and communication
channels, allowing all users and third
parties to report any anomalies or
incidents they observe. This includes
anonymous reporting via our whistle-
blower processes.
For situations where the first indicator of
an event may be a system issue or
outage, our Critical Incident Management
and Cyber Incident Response functions
have established ways of working to
ensure the earliest detection of any cyber
security events.
–Respond
For identified cyber security events, the
24-7 Cyber Incident Response function
will take action to contain, analyse and
remediate. A defined triage process
guides the assessment of the impact to
determine the level and urgency of the
response required, and to trigger the
critical incident management process as
required. Throughout the response, we
maintain incident records which include
an assessment of the scale of potential
and verified impacts. Impact thresholds
trigger disclosures to governance bodies
including the CSSC, Chief Legal Officer
and the Disclosure Committee.
This response function is regularly
exercised to test the speed and
effectiveness of response. Internal
processes and agreements with our
partners enable us to scale the function
rapidly in the case of major events. Our
incident response function also has
defined points of integration with other
functions such as business resilience,
corporate communication and networks.
Cyber Security leverages a combination
of tools for detecting and responding to
incidents across all our operations. These
include, but are not limited to, endpoint
detection and response, network, identity
and access management, email, cloud
platform, and industrial and operational
technology monitoring tools. For incidents
not detected and responded to through
automated means, Cyber Security uses a
security information and event
management solution (Microsoft Sentinel)
for log aggregation and analysis, with
specific rules configured to alert on
anomalous or suspicious behaviour.
Incidents are managed and tracked in
Jira, which integrates with the Microsoft
Security stack. The tooling is supported
by a number of people and process-
related controls that ensure incidents are
identified in an accurate and timely
manner.
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
To ensure the readiness and
effectiveness of recovery plans, we run
training programs for all accountable
persons and involve them in simulated
events that are run to test and improve
response capability. For any simulation or
actual event, a debrief occurs to capture
lessons learnt. These are then shared
and reported on to ensure the lessons
drive continuous improvement of our
recovery processes.
–Assure and improve
Our cyber security risk management
process includes ongoing inspection and
assurance to test the cyber security of our
environment and of our third parties,
which is key to addressing weaknesses
before they are exploited.
In 2024, neither Rio Tinto nor any third
parties who operate our IT systems and
processes, were exposed to cyber
security threats or any risk which will or
may be reasonably likely to materially
affect our strategy, performance or
financial position. However, the growing
reliance on technology to underpin
productivity is increasing the breadth and
magnitude of operational disruption
exposures. As a result, we are initiating a
program to simplify cyber security
governance and improve
the integrity, consistency and monitoring
of key cyber security controls. We will
focus on uplifting the skill and capability of
IT relationship managers and owners of
IT risk, with the goal of improving cross-
functional collaboration in assessing local
exposures to cyber security risk, and
enhancing the breadth and depth of cyber
security business impacts assessments.
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
relationship.
Some of the specific requirements we
make publicly available for any third
parties who engage with us are outlined
below.
Third parties must ensure their
information technology and other
business systems meet the following
general requirements when providing
products or services to the Group, or
otherwise interfacing with Rio Tinto’s
enterprise and industrial and operational
technology systems:
1)Any technology systems used or services
provided by the third party must not
expose Rio Tinto to material cyber
security risk.
2)An appropriate cyber security risk
assessment has been conducted on
relevant own and any third party systems
in particular: identifying key technical, and
compliance measures required to ensure
the confidentiality, integrity and availability
of information is maintained; and ensuring
that control measures applied are
commensurate with assessed risk. The
results of any risk assessment will be
made available to us on request.
3)Key technology systems have response
and recovery plans, with recovery plan
testing being undertaken periodically to
ensure procedures and controls are
effective and services are able to be
restored as soon as possible.
4)On termination of the relationship with us,
third parties must ensure the return, or
the destruction, of Rio Tinto information
being held; any access to the Rio Tinto
environment is terminated; and any Rio
Tinto intellectual property is appropriately
transitioned back to Rio Tinto.

Annual Report on Form 20-F 2024	339	riotinto.com
Additional information  |  US Disclosure
5)If access is required to any Rio Tinto
information technology or business
systems, the third party must ensure: (i)
access must be appropriately restricted to
only the personnel requiring access; (ii)
access procedures must cover
identification, authentication, authorisation
and auditing requirements; (iii) each user
identity requiring access to Rio Tinto
systems is linked to or owned by a
uniquely identifiable individual; (iv) users,
devices, and other assets are
authenticated (e.g., single-factor, multi-
factor) commensurate with the risk of the
transaction; (v) where access is required
from outside the Rio Tinto network, multi-
factor authentication must be used for
client access; and (vi) information related
to, or generated by, account management
activities must be documented and
retained for auditing purposes.
6)If remote access to any of our systems is
required, third parties must ensure: (i)
remote access is securely designed and
managed; (ii) access is provided only to
authorised parties for valid business
reasons; (iii) access is revoked where no
longer required; (iv) they will follow the
required minimum technical controls to
support the secure operation of remote
access as specified by Rio Tinto; and (v)
they will periodically review and monitor
such remote access when no longer
required.
7)Third parties must also do all things
reasonably required to ensure our
network integrity remains protected.
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
systems, incorporating essential
service continuity, response and
recovery requirements for these
systems, and taking into consideration
relevant cyber security threats and
scenarios; (ii) DRP testing on a
periodic basis to ensure procedures
and controls are effective, and
services restored are able to be
restored within parameters.
8)Third parties must ensure appropriate
encryption standards are applied to Rio
Tinto information, including: (i) information
classified by Rio Tinto as “Confidential” or
“Highly Confidential” when stored on
computer storage devices designed to be
inserted and removed from a computer or
system, including but not limited to optical
discs and USB flash drives (removable
media), or back-up media at off-site
premises; and (ii) information exchanged
through the internet, irrespective of its
classification.
9)Third parties must: (i) ensure that all
removable media is protected and its use
restricted only to relevant personnel; (ii)
maintain documented procedures for the
management of removable media,
including the specification of approved
media, processes of handling and
disposal, as well as the technical
enforcement of controls; and (iii) comply
with any security controls for removable
media reasonably required by us, and
provide details of such compliance to us.

Annual Report on Form 20-F 2024	340	riotinto.com
Additional information  |  US Disclosure
Summary disclosure of
operations pursuant to Item
1303 of SK-1300 under
Securities Act of 1933
Overview of operations
Rio Tinto is a mining and metals company
with over 60 operations and projects and
approximately 60,000 employees in 35
countries across six continents, including in
Australia, North and South America, Europe,
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
For additional details regarding the location of
each of Rio Tinto’s mining properties, see
Mineral Reserves and Mineral Resources on
pages 278-299. See also Mines and
Production Facilities on pages 302-319 for a
summary of the ownership interests,
operators, titles and leases (including
acreage involved), stages of the properties,
key permit conditions, mine types and
mineralisation styles and processing plants
related to Rio Tinto’s operations.
Further, information regarding the aggregate
production for Rio Tinto’s operations for
the last three fiscal years can be found on
pages 275-276.
Summary of Mineral Resources and
Mineral Reserves
For a summary of the amount and grade of
Rio Tinto’s Measured, Indicated and Inferred
Mineral Resources by type and geographic
area, as determined by a Qualified Person as
of 31 December 2024, see Mineral
Resources on pages 290-299.
For a summary of the amount and grade of
Rio Tinto’s Proven and Probable Mineral
Reserves by type and geographic area, as
determined by a Qualified Person as of 31
December 2024, see Mineral Reserves on
pages 278-289.
Individual property disclosure
pursuant to Item 1304 of
SK-1300 under Securities Act
of 1933
Rio Tinto tested each of its properties to
determine which are material to the Group
based on the previous financial year reporting
based on the following guidelines:
Short term value – where underlying earnings
for the current and next year constitute
>~10% of Group underlying earnings.
Medium term value – where underlying
earnings over the remainder of the 10-year
plan are anticipated to constitute >~10% of
Group underlying earnings on average; and
the Mineral Reserves constitute >~10% of
Group Mineral Reserves (on a CuEq basis).
Long term value – where the Mineral
Reserves constitute >~20% of Group Mineral
Reserves (on a CuEq basis).
Qualitative value – where the company takes
a qualitative view on the importance of the
project based on criteria including but not
limited to planned expenditure, strategic
importance, or media coverage.
Based on these tests, the Pilbara Operations,
Escondida, Oyu Tolgoi and Simandou are
considered material to the Group and hence
require individual property disclosure and the
submission of a Technical Report Summary
for each pursuant to Items 1302 and 1304 of
SK-1300, respectively.
Managed and non-managed operations

Annual Report on Form 20-F 2024	341	riotinto.com
Additional information  |  US Disclosure
The following disclosure provides a brief
description of the individual properties which
Rio Tinto considers material to its business
and financial condition.
Pilbara operations
Property overview
Rio Tinto owns and operates an integrated
portfolio of iron ore assets in the Pilbara
region of Western Australia comprising a
network of 17 iron ore mines, four port
terminals, a nearly 2,000km rail network and
other infrastructure (Pilbara Property).
The Pilbara Property includes Mineral
Resources and Mineral Reserves which are
dispersed across the Pilbara region over an
area of approximately 70,000 square km
across the Hamersley Province of Western
Australia, located on the southern margin of
the Pilbara Craton. The Pilbara Property lies
within the volcanic and sedimentary rock
sequence of the Mount Bruce Supergroup,
which contains the 2,500m thick Hamersley
Group, the main host to iron ore deposits,
characterised by around 1,000 m of laterally
extensive Banded Iron Formation (BIF).
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
Rio Tinto’s initial first full calendar year of
production commenced by Hamersley Iron in
1967, mining 6.2Mt and shipping 3.6Mt of
iron ore, supported by a workforce of some
4,500 employees. As of 31 December 2024,
the Pilbara Property had over 17,000
employees and contractors operating a total
of 17 mines. For a full description of
the history of the previous operations
(including identities of the previous
operators) of each of the mines which
makeup the Pilbara Property, see Mines and
Production Facilities on pages 302-305.
Infrastructure
Roads
Rio Tinto operates and maintains nearly
10,000km of roads and tracks at the Pilbara
Property. Approximately 360km are sealed
roads located within mine sites or between
mine sites and public roads. The remaining
are unsealed with approximately 80%
classified as tracks and 20% classified
as roads.
Rail
Rio Tinto’s railway at Pilbara is the largest
privately owned, operated, and maintained
railway in the world. Nearly 2,000km of track
infrastructure, connects the 17 mine sites to
two ports. The rail system includes an
integrated control signalling system and is
further supported by the Pilbara
communication, train control and
AutoHaul® systems.
Rio Tinto’s railway at the Pilbara Property
operates and complies under the
requirements set by the Office of the National
Rail Safety Regulator in Australia.

Iron Ore operations – Australia

116ºE
117ºE
118ºE
119ºE
120ºE
21ºS
22ºS
23ºS
N
Dampier
Parker Point & EII
Cape Lambert
Wickham
Yurralyi Maya
Roebourne
Karratha
Port Hedland
Legend
Power Station
Port
Mine
Town
Powerline (132-220kV)
Railway
Road
Marble Bar
Pannawonica
Onslow
Mesa A
Mesa J
Nullagine
Silvergrass
Nammuldi
Brockman 2
Brockman 4
Western Turner Syncline
Mount Tom Price
Marandoo
Gudai-Darri
Tom Price
Yandicoogina
Hope Downs 1
Paraburdoo
Eastern Range and Western Range
Channar
Paraburdoo Town
West Angelas
Hope Downs 4
Newman
60 km

Annual Report on Form 20-F 2024	342	riotinto.com
Additional information  |  US Disclosure
Port facilities
The Pilbara Property’s mining assets are
facilitated by port facilities in Dampier and
Cape Lambert in Western Australia. These
facilities include car dumping, conveying,
stacking, reclaiming, screening and ship
loading assets. One facility includes crushing
and assets to handle crushed and deslimed
ore from the Robe Valley operations.
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
and Safety).
Power supply
Rio Tinto operates and maintains the power
generation and transmission network within
the Pilbara Property. There are four power
stations operating a total of twelve gas
turbine generators located at Karratha, Cape
Lambert, Paraburdoo and West Angelas.
Construction of a 34MW photovoltaic solar
farm at the Gudai-Darri mine commenced in
2023.  The facility is expected to be fully
commissioned by Q1 2025.
The network load varies seasonally between
200-300 megawatts (MW) with gas provided
by the Dampier to Bunbury Nature Gas
Pipeline and the Goldfields Gas Pipeline. The
transmission network is predominantly 220
kilovolts (kV) with nearly 800km of overhead
transmission line and a 132kV transmission
line between Cape Lambert and
Pannawonica. There are three 220kV
switching stations and twelve bulk terminal
substations located near the port and mine
operations where the transmission voltage is
stepped down to 33kV for distribution within
the facilities. Rio Tinto is also the network
operator for the towns of Tom Price,
Paraburdoo, Wickham, Dampier, and
Pannawonica.”
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
inspections and audits.
Book value
For the book value for the Pilbara Property,
see Rio Tinto Financial Information by
Business Unit on pages 266-267.
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
Further, a tenement database provides
reminder notices of pending renewals and
renewal procedures are adhered to in
accordance with established guidelines.

Annual Report on Form 20-F 2024	343	riotinto.com
Additional information  |  US Disclosure
The following table lists the Rio Tinto mining leases containing the Pilbara Property Mineral Reserves. This is a subset of the 121 tenements held across the Pilbara Property, covering approximately 429,350ha.

Lease	Holder	Type	Area (ha)
ML4SA	Hamersley Iron Pty. Limited	SA Mineral Lease	79,469
M272SA	Hamersley Iron Pty. Limited	SA Mineral Lease	14,136
ML252SA	Mount Bruce Mining Pty Limited	SA Mineral Lease	67,616
ML246SA	Hamersley Iron Pty. Limited	SA Mineral Lease	12,950
M265SA	Channar JV	SA Mineral Lease	5,956
M274SA	Hamersley Iron - Yandi Pty Limited	SA Mineral Lease	30,550
M282SA	Hope Downs JV	SA Mineral Lease	57,222
ML248SA	Robe River Ltd	SA Mineral Lease	78,600
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
A significant proportion of the Pilbara
Property’s Mineral Reserves estimate is
located within existing permitted operating
mining areas with three pending proposals
covering deposits included in the estimate,
Brockman Syncline and Hope Downs 2
(pending approval) and West Angelas
(referred for assessment). All these projects
are in advanced stages of study.
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
For further details regarding the titles, leases
and rights for each of the mines in the
Pilbara Property, see Mines and Production
Facilities–Pilbara on pages 302-305.
Mineral Resources
The table on pages 292-293 of this Form 20-F
sets out the amount and grade, of the Pilbara
Property’s Measured, Indicated and Inferred
Mineral Resources for the year ended 31
December 2024 for the Pilbara Property
(Australian Iron Ore operations). Mineral
Resources are reported as in situ estimates.
Compared to the year ended 31 December
2023, there was a 6% increase in Measured
and Indicated Resources and a 1% increase in
Inferred Resources for the year ended 31
December 2024.  This is due to the net effects
of the addition of new Mineral Resources,
model updates and the conversion of Mineral
Resources to Mineral Reserves.
The Mineral Resources estimate is based on
the following assumptions:
–Exclusive of Mineral Reserves – Mineral
Resources are reported exclusive of
Mineral Reserves.
–Moisture – All Mineral Resources
tonnages are estimated and reported on
a dry basis.
–Mining Factors or Assumptions – It is
assumed that standard open pit load and
haul mining operations used by Rio Tinto
will be applicable for the mining of Mineral
Resources ore.
–Cut-off – Currently, Rio Tinto reports
Mineral Resources by deposit type
(BID further sub-divided by geological
formation, CID and DID). In addition to
this, Rio Tinto sub-divides iron
mineralisation for reporting Mineral
Resources typically using the following
criteria:
•High-grade Brockman is reported as ≥
60% iron (Fe).
•Brockman Process Ore is reported as
≥ 50% Fe <60% and ≥ 3% alumina
(Al2O3) < 6% where geology is coded
as Joffre Member, Dales Gorge
Member or Footwall Zone.
•High-grade Marra Mamba is reported
as ≥ 58% Fe where geology is coded
as Newman Member, MacLeod
Member, or Nammuldi Member.
•Boolgeeda is reported as High Grade ≥
60% Fe and as Blending Aluminous ≥
55% Fe < 60% and ≥ 3% Al2O3 < 6.5%.
•Detritals are reported in relation to
their Bedded origins; ≥ 58% Fe for
Marra Mamba detritals, ≥ 60% Fe for
Brockman detritals; or Boolgeeda
detritals are reported as High Grade ≥
60% Fe and as Blending Aluminous ≥
55% Fe < 60% and ≥ 3% Al2O3 <
6.5%.
•CIDs are reported primarily based on
strand (geological subdivision), but
with some exceptions where a cut-off
grade is applied based on
metallurgical processing recovery
assumptions. In addition, Mineral
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
assumptions for the Mineral Resources
estimates, see Section 11 of the Pilbara
Operations Technical Report Summary filed as
exhibit 96.1 to the Form 20-F for the year ended
31 December 2021 (“2021 Form 20-F”).
Mineral Reserves
The table on pages 280-281 of this Form 20-
F sets out the amount, grade, prices and
metallurgical recovery of the Pilbara
Property’s Proven and Probable Mineral
Reserves for the year ended 31 December
2024 (Australian Iron Ore operations).
Compared to the year ended 31 December
2023, the Mineral Reserves decreased by
1%. Changes were due to mining depletion,
which was offset by the addition of new
deposits and changes to cut-off grade. Other
minor changes are attributed to updated

Annual Report on Form 20-F 2024	344	riotinto.com
Additional information  |  US Disclosure
geology models and changes to pit designs
for various reasons.
The Mineral Reserves estimates are based
on the following assumptions:
–Geological model – Orebody block
models (OBMs) are developed for Mineral
Resources reporting within each mining
area and form the basis of the Mineral
Reserves estimates.
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
Target product specifications determine the
quantity of saleable ore that can be
economically extracted from the orebodies,
and thus the reported Mineral Reserves.
The cut-off grade for the reported Mineral
Reserves is not based on calculation of a
break-even content of a payable mineral,
or similar economic break-even analysis.
The primary parameter for determining if
material is ore or waste is iron content.
Deleterious elements such as phosphorous
or alumina can also influence the ore-waste
determination. Iron cut-off grade ranges for
the different material types can be seen
below:

Ore Type	Cut-off Range (Fe%)
Yandicoogina Pisolite	55%
Robe Valley Pisolite	53-55%
Brockman	57-60%
Marra Mamba	56-58%
–Methodology – A mining schedule that
fully consumes the scheduling inventory
for the Pilbara Property is developed from
the prepared OBMs. To demonstrate
economic viability of the Mineral
Reserves, economic modelling is
completed. Material is only reported as
Mineral Reserves if the level of geological
certainty is sufficient to allow a Qualified
Person to apply the modifying factors in
sufficient detail to support detailed mine
planning and economic viability of
the deposit.
For more information regarding the material
assumptions for the Mineral Reserves
estimates, see Section 12 of the Pilbara
Operations Technical Report Summary filed
as exhibit 96.1 to the 2021 Form 20-F.
Exploration
Additional information on exploration at the
Pilbara Property can be found in Section 7 of
the Pilbara Operations Technical Report
Summary filed as exhibit 96.1 to the 2021
Form 20-F.
Rio Tinto has an ongoing, active programme
of exploration over various parts of the Pilbara
Property. During 2024, 367,000m of drilling
was completed on programs that are aimed at
discovery and development of Rio Tinto’s iron
ore deposits in the Pilbara Property.
Surface exploration activities are also
undertaken as part of geological mapping
programs over areas where there are
no or limited mining activities. A small
number of grab samples (1-3kg) are
collected when required.
The following table provides a summary of the exploration drilling across the Pilbara Property.

Exploration / Mining Area	Total drill holes by drill type				Total drill metres by drill type
	P/A/V	RC	DD	U	P/A/V	RC	DD	U
Greater Brockman	2,600	36,445	1,901	81	147,700	2,605,102	156,260	2,383
Greater Tom Price	8,267	11,299	1,304	61	493,017	890,486	118,616	2,958
Greater Paraburdoo	6,950	9,646	898	29	501,178	674,096	92,271	2,947
Robe Valley	1,457	26,829	8,248	3,467	34,517	1,054,253	414,145	91,953
West Pilbara	584	5,501	272	146	26,567	352,379	11,839	5,061
Greater West Angelas	615	26,748	1,820	3,291	20,647	2,066,219	156,227	221,291
Gudai-Darri	774	16,223	573	17	40,734	1,031,487	37,047	252
Greater Hope Downs	173	19,227	1,295	157	5,154	1,501,597	122,334	7,685
Greater Rhodes Ridge	1,791	10,091	525	9	140,576	953,269	55,408	874
Yandicoogina	211	4,624	5,647	25	9,722	318,007	308,305	1,385
East Pilbara	-	1,392	19	17	-	172,111	2,404	1,486
Notes: DD = Diamond, RC = Reverse Circulation, P/A/V = Percussion, Aircore, Vacuum. U = Unknown.

Annual Report on Form 20-F 2024	345	riotinto.com
Additional information  |  US Disclosure
Current drilling techniques at the Pilbara
Property are reverse circulation (RC) drilling
and diamond drilling (DD). RC holes are
sampled in 2m composites and collected in
alpha-numerically numbered calico bags. Due
to potential fibre mineral intersections, water
injection has been used throughout the
programs since 2014. ‘A’ and ‘B’ splits are
collected and always taken from the same
respective chute of the splitter, keeping any
possible biases constant. Regular cleaning of
the splitter and cyclone is undertaken to avoid
smearing and contamination across intervals.
Respective splits are laid out in separate rows
on the ground adjacent to bulk reject samples,
avoiding mixing of bags and ensuring only ‘A’
sample splits and one in every 20 ‘B’ sample
splits are collected and sent to the laboratory.
The particle size of RC chips is around 6mm
and the primary sample collected post splitting
is between 5 and 8kg, depending on the
density of the material.
Each diamond hole is sampled in 1m
composites using a ‘crushing sheet’ created
by a geologist and collected in alpha-
numerically numbered calico bags (the
‘crushing sheet’ allocated bag numbers to
each metre drilled and showed where check
standards are to be inserted).
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
Geological logging is performed on 2m
intervals for all RC drilling and either 1m or 2m
intervals for diamond holes, depending on the
level of detail required. Magnetic susceptibility
readings are recorded for each interval. All
diamond drill core is photographed. Since
2001, all drill holes have been logged geo-
physically for gamma trace, calliper, gamma
density, resistivity and magnetic susceptibility.
Open-hole acoustic and optical televiewer
image data is collected in specific RC and
diamond holes throughout the deposit for
structural analyses.

Escondida operations – Chile

N
72°W
70°W
68°W
66°W
22°S
23°S
24°S
25°S
Tocopilla
Calama
San Pedro
de Atacama
Mejillones
Antofagasta
Coloso
CHILE
Escondida
ARGENTINA
Tal Tal
Legend
Mine
Town
Port
Road
0
100 km

Annual Report on Form 20-F 2024	346	riotinto.com
Additional information  |  US Disclosure
Escondida
Property Overview
Escondida is a leading producer of copper
concentrate and cathodes located in the
Atacama Desert in northern Chile, 170km
southeast of Antofagasta, Chile at an elevation
of approximately 3,100m above sea level.
It is a non-managed joint venture operated
by Minera Escondida Limitada (MEL)
consisting of the Escondida deposit and
Escondida Norte deposit. The location of the
operations centred upon the two pits are
listed and shown in the location map:
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
page 306.
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
Additional third-party owned port
infrastructure is located at Antofagasta,
including rail, train unloading and ship
loading facilities.

Annual Report on Form 20-F 2024	347	riotinto.com
Additional information  |  US Disclosure
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
Titles, leases and permits
MEL holds a total of 764 mining concessions
for Escondida covering an area of 406,018ha.
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
In addition to mining concessions, Chilean law also regulates, independently of mining concessions, the rights to the use of the land surface. MEL owns 155,000ha of surface rights at Escondida and these are also renewable on an annual basis. These rights are also obtained through legal process presented to the Chilean state and potentially to other third party owners, including the Chilean
“Consejo de Defensa del Estado” as required, MEL’s main surface rights for Escondida cover operational activities such as pits, dumps, leach pads, plant and other infrastructure.

Infrastructure	Surface rights identifier[1]			Register	Regional office	Surface area (ha)
	Folio	Number	Year
Pits, waste dumps, leach pads, plants	619 V	964	1984	Hipotecas y Gravámenes	Bienes Raíces Antofagasta	22,084
Energy transmission lines, aqueducts, mineral pipelines, roads	1121 V	1117	2018	Hipotecas y Gravámenes	Bienes Raíces Antofagasta	26,988
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
For further details regarding the titles, leases and rights for the
Escondida property, see Mines and Production Facilities-Escondida on page 306.
Present condition of property
Continuous resource definition activities are ongoing to upgrade Mineral
Resources understanding to support the mine plans and to develop
Mineral Reserves. These activities include drilling and in-pit mapping.
Geological understanding of the two deposits is supported by a total of approximately 2,732km of drilling undertaken in a total of approximately
8,740 drill holes.
Surface mining is by drilling and blasting along with shovel/excavator loading and truck haulage from each of the two open pits. Extracted sulphide ore undergoes crushing prior to processing in one of three concentrators with concentrate piped to the Coloso port for drying.
Lower grade sulphide ore is directly dumped onto leach pads and is processed by biological leaching. Oxide and transitional ores are processed using heap leaching. Leached products are converted to copper cathode then railed to Antofagasta port.

Annual Report on Form 20-F 2024	348	riotinto.com
Additional information  |  US Disclosure
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
Unit on pages 266-267.
Geology and mineralisation
The Escondida deposit and Escondida Norte
copper deposit lie in the Escondida-Sierra de
Varas shear lens of the Domeyko Fault
System. The deposits are supergene-
enriched copper porphyries with primary
sulphide mineralisation associated with
multiple phase intrusions of monzonite to
granodiorite composition into host volcanics.
Primary mineralisation has undergone
secondary supergene leaching and
enrichment with associated local formation of
copper oxide mineralisation, predominately
brochantite. Supergene enrichment
generated laterally-continuous and sub-
horizontal high-grade sulphide mineralisation
zones across the deposit, predominately
chalcocite and covellite. The primary
hypogene mineralisation, present in the
deepest parts of the deposits is chalcopyrite
with bornite.
Mineral Resources
The table on pages 294-295 sets out the
amount and grade of Escondida’s Measured,
Indicated and Inferred Mineral Resources for
the year ended 31 December 2024. Mineral
Resources for Escondida are reported as in
situ estimates. Compared to the year ended
31 December 2023, there is an increase of
7% in Measured and Indicated Resources
and a decrease of 6% in Inferred Mineral
Resources resulting in an overall decrease of
3% as at December 31 2024.  These
changes were mainly due to mine factors
and inclusion of additional drilling results to
the estimate.
The Mineral Resources estimate for
Escondida is based on the following
assumptions:
–Exclusive of Mineral Reserves – Mineral
Resources are reported exclusive of
Mineral Reserves.
–Moisture – All Mineral Resources
tonnages are estimated and reported on
a dry basis.
–Mineral Resources are estimated using
ordinary kriging.
–Escondida point of reference for the
Mineral Resources is mine gate.
–Escondida Mineral Resources cut-off
criteria used are Oxide ≥ 0.20% soluble
Cu; Mixed ≥ 0.30% Cu; Sulphide ≥ 0.25%
Cu for mineralisation assigned to be
processed via leaching or ≥ 0.30% Cu for
mineralisation assigned to be processed
via the concentrator.
–Escondida metallurgical recoveries are
Oxide 54%; Mixed 41%; Sulphide 42% for
material processed by leaching or 85%
for material processed via the
concentrator.
–The pit optimisation used to determine
the Mineral Resources that have
reasonable prospects of economic
extraction based on a copper price of
US$4.29/lb.
For more information regarding the material
assumptions for the Mineral Resources
estimates for Escondida, see Section 11 of
the Escondida Technical Report Summary
filed as exhibit 96.2 to this Form 20-F for the
year ended 31 December 2022 (“2022 Form 20-
F”).
Mineral Reserves
The table on pages 282-283 sets out the
amount, grade, cut-off grade, price and
metallurgical recovery of the Escondida
Property’s Proven and Probable Mineral
Reserves for the year ended 31 December
2024. Compared to the year ended 31
December 2023, there was less than a 1%
increase in Mineral Reserves as at 31
December 2024 due to net impact of
depletion offset by increases in mine and
processing costs.
Material assumptions in the estimation of
Mineral Reserves for Escondida are:
–The resource model reflects the continuity
and complexity of the deposit with the
confidence stated in the classification.
–Variable cut-off grade strategy that
maximises throughput for the
concentrator, smelter and refinery.
–The point of reference for Mineral
Reserves is mine gate.
–Escondida Mineral Reserves cut-off
criteria used are for Oxide ≥ 0.20%
soluble Cu. For Sulphide ≥ 0.30% Cu and
where greater than the variable cut-off of
the concentrator. Sulphide ore is
processed in the concentrator plants as a
result of an optimised mine plan with
consideration of technical and economic
parameters in order to maximise net
present value. For Sulphide Leach ≥
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
For more information regarding the material
assumptions for the Mineral Reserves
estimates for Escondida, see Section 12 of
Escondida Technical Report Summary filed
as exhibit 96.2 to the 2022 Form 20-F.
Exploration
A total of 2,732km of exploration drilling has
been completed (up until December 2023),
distributed across 5,978 drill holes for
Escondida and distributed across 2,891 drill
holes for Escondida Norte.
The main objective of the exploration
programs implemented at Escondida
has been the exploration of new deposits,
as well as to improve mineral resources
classification to support the annual planning
cycle. The results of these programs serve
as the basis to support planning and growth
strategies as well as investment programs for
the modernisation of the mining unit.
Additional information can be found in
Section 7 of the Escondida Technical Report
Summary filed as exhibit 96.2 to the 2022
Form 20-F.

Annual Report on Form 20-F 2024	349	riotinto.com
Additional information  |  US Disclosure
Oyu Tolgoi
Property Overview
The Oyu Tolgoi property, which contains the
Oyu Tolgoi project is located in the South Gobi
region of Mongolia, approximately 645km by
road south of the capital, Ulaanbaatar. Oyu
Tolgoi is being developed by Oyu Tolgoi LLC
and consists of a series of deposits containing
copper, gold, and silver. Oyu Tolgoi consists of
an open pit copper-gold mine and concentrator
facilities and an underground block cave mine
and related infrastructure.
The Oyu Tolgoi copper-gold porphyry deposits
are distributed along a 12km north-northeast
striking corridor. From north to south, the
deposits comprise Hugo North, Hugo South,
Oyut, and Heruga. The Oyut deposit is
currently mined as an open pit using a
conventional drill, blast, load, and haul method.
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
History
The existence of copper in the Oyu Tolgoi area
has been recognised since the Bronze Age,
but contemporary exploration for Mineral
Resources did not begin until the 1980s, when
a joint Mongolian and Russian geochemical
survey team identified a molybdenum
anomaly. In September 1996, geologists from
the Magma Copper Company identified a
porphyry copper leached cap over what is now
known as the Central zone of the Oyut
deposit. The Magma Copper Company
subsequently secured exploration tenements
in the area. Magma Copper Company was
subsequently acquired by BHP, which
became BHP.
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
majority shareholder of Ivanhoe.
In 2022 the first drawbell of the Hugo North
underground mine was fired. At the end of
2024, a total of 124 drawbells had been fired
completing the Panel 0 production level
development.
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
Facilities– Oyu Tolgoi on page 307.

Oyu Tolgoi operations – Mongolia

105 ºE
110ºE
45ºN
N
Sainshand
Legend
Border Port
Mine
Town
Railway
Road
Dalanzadgad
Tavantolgoi
Khanbogd
Oyu Tolgoi
MONGOLIA
42ºN
Bayan Ovoo
Mongolia
China
CHINA
Vuyan
Baotou
0
100
200 km
105ºE
110ºE

Annual Report on Form 20-F 2024	350	riotinto.com
Additional information  |  US Disclosure
Infrastructure
Road access to Oyu Tolgoi from Ulaanbaatar
is currently by an unpaved road, via
Mandalgovi. Oyu Tolgoi LLC maintains a set of
gravel roads internal to the Oyu Tolgoi, locally
a 35.1km gravel road to the Khanbogd Soum,
and regionally via the access road from Oyu
Tolgoi to the Mongolian-Chinese border
crossing at Gashuun Sukhait which is a sealed
all-weather 105km long road. The Chinese
Government has upgraded 226km of road
from Ganqimaodao to Wuyuan, providing a
direct road link between the Mongolian border
crossing at Gashuun Sukhait, 80km south of
Oyu Tolgoi, and the Trans-China
railway system.
A permanent domestic airport has been
constructed at Oyu Tolgoi, 13km north of the
camp area, to support the transportation of
people and goods to the site from
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
Either circuit can supply approximately
350MW, thus Oyu Tolgoi’s load can be met
entirely from one circuit while the other is kept
for redundancy.
Oyu Tolgoi operates and maintains assets
within remote fly-in-fly-out (FIFO) Village at
Oyu Tolgoi. There are ~18,000 rooms along
with assorted central facilities such as dining
rooms, taverns, and recreational facilities.
Critical infrastructure that supports the FIFO
Villages includes potable and waste water
plants, potable water networks, and back-up
power generation.
The Oyut open pit mine supplies ore to
the concentrator via a primary crusher
and overland conveyor. The Hugo North
underground mine is currently being
developed and will consist of multiple
block caves supported by multiple shafts and
a conveyor to surface material
handling system.
Titles, leases and permits
The following key agreements relating to the
development and operation of Oyu Tolgoi
have been entered into by Rio Tinto, the
Government of Mongolia, and other entities
and have an impact on Rio Tinto’s interest in,
and obligations relating to Oyu Tolgoi:
–Investment Agreement dated 6 October
2009, between the Government of
Mongolia, Ivanhoe Mines Mongolia Inc
LLC (renamed Oyu Tolgoi LLC), and Rio
Tinto International Holdings Limited in
respect of Oyu Tolgoi (Investment
Agreement).
–In 2004, Entrée Gold Inc (renamed
Entrée Resources Ltd) entered into an
equity participation and earn-in
agreement (EPEA) with Ivanhoe Mines
Ltd (now TRQ). Subsequently, TRQ
transferred its interest under the EPEA in
the Shivee Tolgoi and Javkhlant mining
licences to Oyu Tolgoi LLC in 2005. The
resulting economic interest in the
minerals extracted from such licenses is
currently held as follows:
•70% Oyu Tolgoi LLC / 30% Entrée
Resources Ltd for minerals extracted
from up to 560 m below the surface;
and
•80% Oyu Tolgoi LLC / 20% Entrée
Resources Ltd for minerals extracted
more than 560 m below the surface
–Amended and Restated Shareholders
Agreement (ARSHA) dated 8 June 2011
among Oyu Tolgoi LLC, THR Oyu Tolgoi
Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI)
Ltd.), Oyu Tolgoi Netherlands B.V. and
Erdenes MGL LLC as amended on 2
October 2023. Erdenes MGL LLC since
transferred its shares in Oyu Tolgoi LLC
and its rights and obligations under the
ARSHA to its subsidiary, Erdenes Oyu
Tolgoi LLC.
–Power Source Framework Agreement
(PSFA) dated 31 December 2018,
between the Government of Mongolia
and Oyu Tolgoi LLC, including the
amendment to the PSFA dated
18 June 2020.
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
Tolgoi LLC and two are subject to the EPEA
between Entrée Resources Ltd and Oyu
Tolgoi LLC, which established a joint venture
arrangement between the parties, which
enables Oyu Tolgoi LLC to carry out
operations over the licensed areas, subject
to the terms of the agreement. Although a
formal joint venture agreement has not been
signed, the earn-in requirements have been
met. Both the Shivee Tolgoi and Javkhlant
licences are operated by Oyu Tolgoi LLC.

Annual Report on Form 20-F 2024	351	riotinto.com
Additional information  |  US Disclosure

Tenure Number	Tenure Name	Tenure Type	Holder Group	Oyu Tolgoi’s Interest	Tenure Status	Expiry Date	Current Area (ha)
MV-006708	Manakht	Mining Licence	Oyu Tolgoi LLC	100%	Live	23 Dec 2033	4,533
MV-006709	Oyu Tolgoi	Mining Licence	Oyu Tolgoi LLC	100%	Live	23 Dec 2033	8,490
MV-006710	Khukh Khad	Mining Licence	Oyu Tolgoi LLC	100%	Live	23 Dec 2033	1,763
MV-015225	Javkhlant	Mining Licence	Entrée LLC	70% from the surface to 560 m below the surface; and 80% from below 560 m	Live	27 Oct 2039	20,327
MV-015226	Shivee Tolgoi	Mining Licence	Entrée LLC	70% from the surface to 560 m below the surface; and 80% from below 560 m	Live	27 Oct 2039	42,593
Encumbrances
There are no known significant
encumbrances to the Property at Oyu Tolgoi
that would impact the current Mineral
Resources or Mineral Reserves.
For further details regarding the titles, leases
and rights for Oyu Tolgoi, see Mines and
Production Facilities-Oyu Tolgoi on page 307.
Personnel
Personnel are engaged on either a residential
or FIFO basis, sourced from capital and
regional centres in Mongolia.
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
Unit on pages 266-267.
Geology and mineralisation
The mineral deposits at Oyu Tolgoi lie in a
structural corridor where mineralisation has
been discovered over a 26km strike length.
Four deposits hosting Mineral Resources
have been identified: Oyut, Hugo Dummett
North, Hugo Dummett South, and Heruga.
The Oyu Tolgoi copper-gold porphyry
deposits are distributed along a 12km north-
northeast striking corridor. From north to
south, the deposits comprise Hugo North,
Hugo South, Oyut, and Heruga.
These deposits lie within the Gurvansayhan
island-arc terrane, a fault bounded segment
of the broader Silurian to Carboniferous
Kazakh-Mongol arc, located towards the
southern margin of the Central Asian
Orogenic Belt. Mineralisation is associated
with multiple, overlapping, intrusions of
late Devonian quartz-monzodiorite intruding
Devonian (or older) juvenile, probably intra-
oceanic arc-related,
basaltic lavas and lesser volcaniclastic rocks,
unconformably overlain by late Devonian
basaltic to dacitic pyroclastic
and volcano sedimentary rocks.
These quartz-monzodiorite intrusions range
from early-mineral porphyritic dykes, to
larger, linear, syn-, late- and post-mineral
dykes and stocks.
Mineral Resources
The table on pages 294-295 sets out the
amount and grade, of Oyu Tolgoi’s
Measured, Indicated and Inferred Mineral
Resources for the year ended 31 December
2024. The negligible <1% reduction in
Mineral Resources compared to the year
ended 31 December 2023 is primarily due to
the 2024 mined (production) Inferred material
from the Oyut open pit Mineral Resources.
The Mineral Resources estimate is based on
the following assumptions:
–Exclusive of Mineral Reserves – Mineral
Resources are reported exclusive of
Mineral Reserves.
–Moisture – All Mineral Resources tonnages
are estimated and reported on a dry basis.
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
Mineral Reserves
The table on pages 282-283 sets out the
amount, grade, price and metallurgical
recovery of Oyu Tolgoi ‘s Proven and
Probable Mineral Reserves for the year
ended 31 December 2024.  The 5%
reduction in Mineral Reserves compared to
the year ended 31 December 2023 is
primarily due to the 2024 mined (production)
Proven and Probable ore from the Oyut open
pit Mineral Reserves.
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
–Commodity prices, operating and
capital costs.
–Geology models contain tonnage
estimates on a dry in situ basis. The
estimated water content (moisture) for
each block model block is added.
–Metallurgical and processing recovery
estimates are applied to crusher feed
tonnages based on ore types.

Annual Report on Form 20-F 2024	352	riotinto.com
Additional information  |  US Disclosure
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
assumptions for the Mineral Reserves
estimates at Oyu Tolgoi, see Section 12 of
Oyu Tolgoi Technical Report Summary filed
herewith as exhibit 96.3 to the 2022
Form 20-F.
Exploration
Exploration on the mine leases is undertaken
by Oyu Tolgoi LLC’s site technical services
team. The current exploration strategy is
focused on developing a project pipeline
prioritised in areas that can impact the
current development of the Oyu Tolgoi
deposits, seeking low-cost development
options and continuing the assessment of
legacy datasets to enable future discovery.
Exploration targets, based on identified
medium or high priority, have had exploration
work completed in 2024, and will continue to
be investigated going forward based on
priority and potential.  Development of the
known Mineral Resources is a key objective
of stakeholders and over the life of Oyu
Tolgoi. Oyu Tolgoi LLC will continue to
progress its orebody knowledge of these
known resources to improve decision making
on their potential development.
Additional information can be found in
Section 7 of the Oyu Tolgoi Technical Report
Summary filed as exhibit 96.3 to the 2022
Form 20-F.

Simandou project and Sangarédi operations – Guinea

14°W
12°W
10°W
8°W
6°W
12°N
10°N
8°N
N
SENEGAL
MALI
GUINEA
GUINEA-BISSAU
CÔTE D'IVOIRE
SIERRA LEONE
LIBERIA
Koundara
Niagassola
Gaoual
Kogon R.
Koumba R.
Tinkisso R.
Niger R.
Konkouré R.
Tougue
Labé
Dinguiraye
Siguiri
Sangarédi
Pita
Boké
Télimélé
Dabola
Kamsar
Dalaba
Kouroussa
Mandiana
Fria
Mamou
Kankan
Boffa
Kindia
Faranah
Dubreka
Coyah
Conakry
Forécariah
Kissidougou
Kérouané
Simandou
Beyla
Guéckédou
Macenta
Lola
Nzerekore
Legend
Port
Airport
Mine
Project
Town
Railway
Road
0
50
100 km

Annual Report on Form 20-F 2024	353	riotinto.com
Additional information  |  US Disclosure
Simandou
Property Overview
The SimFer Iron Ore Project (Simandou) is an
iron ore mining project located in the Republic
of Guinea, approximately 550km southeast of
Conakry (Guinea’s capital), towards the
southern end of the 110km long Simandou
Range. The Simandou orebodies are located
within the 369km² area (Blocks 3 and 4) of the
Simandou South Mining Concession (the
Concession) which is held by SimFer S.A.
(SimFer). Simandou is located at latitude
08°31′N, longitude 08°54′W.
Iron ore extracted from Blocks 3 and 4 (and the
neighbouring Winning Consortium Simandou
(WCS) mining concession Blocks 1 and 2) will be
exported via rail and port infrastructure being co-
developed between the Guinean State, SimFer
Jersey, and WCS, with the ultimate owner and
operator of the infrastructure being the
Compagnie du Transguinéen (CTG), an
incorporated joint venture (JV) between SimFer
Jersey (42.5% through its subsidiary SimFer
Infraco Limited), WCS (42.5%) and the
Government of Guinea (15%).
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
From 1999 through to 2011, some 81km of
drilling was undertaken at the Pic de Fon
deposit, adjacent to the Ouéléba deposit,
and a further 98km of drilling was undertaken
within the Ouéléba deposit during the period
2005 to 2013.
Total drilling of more than 250km has been used
as the basis for interpretation of the Mineral
Resources, more than 130km/680 holes at
Ouéléba, of which approximately 30% were
diamond core and the remainder Reverse
Circulation (RC) and more than 110km/570
holes at Pic de Fon with approximately 30%
being diamond core and the remainder RC.
SimFer mining concession over Blocks 3 and
4 was granted on 22 April 2011 by
Presidential Decree.
In 2022, co-development of the rail and port
infrastructure between the Guinean State, WCS
Railway, and Rio Tinto through its SimFer
holdings was agreed and a co-development
agreement (and its appendices) which was
signed on 10 August 2023, ratified by law on 29
March 2024 and fully entered into force on 30
May 2024 (Co-Development Agreement).
For further details regarding the history and
previous operators for the Simandou
Property, see Mines and Production
Facilities–Simandou on page 316.
Infrastructure
A new trans-Guinean railway consisting of a
multi-use, multi-user main line approximately
536km long is being constructed in
conjunction with WCS.
Two separate spur lines from the main rail
line are being constructed to each of the two
separate mining areas, the WCS Spur Line
for Blocks 1 and 2, and the SimFer Spur Line
for Blocks 3 and 4.
There is an existing airport at Beyla, which is
located some 35km from the Simandou camp.
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
The power plant is a hybrid renewable plant
that supplies a maximum demand of
approximately 18.5MW using diesel-fired
generators initially, plus capacity for future
expansion using a combination of diesel-fired
generators and future renewable sources.

Annual Report on Form 20-F 2024	354	riotinto.com
Additional information  |  US Disclosure
Current site access roads are being
upgraded to handle mine traffic and
contractor access for construction of the
processing plant, and associated
infrastructure.
Camp facilities are in place, with a current
workforce involved in further geological
sampling and construction works. Planned
expansion of camp facilities in addition to an
expansion and upgrade of an existing airstrip
are planned for the project construction
phase.
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
Presidential Decree No. D/2011/134/
PRG/SGG, which was published in the
April special issue of the Official Journal
of the Republic of Guinea (Concession
Decree).
–In 2012, the Environment and Social
Impact Assessment (ESIA) was originally
approved, and the Government of Guinea
declared Simandou a “Project of National
Interest”. Approvals have been
maintained in accordance with applicable
law throughout construction, through
annual renewals of certificates of
conformance.
–The ESIA has been updated through
approved ESIAs. An ESIA for the SimFer
Mine and Spur Line was approved in July
2024, and updated ESIA for Port
terrestrial works was approved in
September 2024.  An updated ESIA for
Port Marine works is undergoing
regulatory approval as of
December 2024.
–The investment framework for the
development of Simandou, including a
mining convention (Amended and
Consolidated Basic Convention), as
adjusted on 10 August 2023 (Mine
Bipartite Agreement) to take into account
the new co-developed rail and port
infrastructure project; and a Build Operate
Transfer convention (BOT Convention),
as amended on 10 August 2023 by the
Co-Development Agreement. The BOT
Convention will remain in force during the
whole construction of the SimFer scope.
During operation, CTG will operate the
rail and port infrastructure under
dedicated rail and port conventions.
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
and will be shared with WCS. The port
will be accessed by a purpose built
536km main rail line with spurs to connect
the SimFer Mine (68km), and WCS Mine
(16km) to the port at Morebaya. The rail
will have initial capacity of up to 120Mtpa.
These agreements establish obligations and
commitments of the involved parties,
including the Guinean State, providing clarity
and certainty in respect of the development
and operation of Simandou.
Access to the mine site and to the ore is
guaranteed under the applicable mining
legislation and the Amended and
Consolidated Basic Convention. Mining,
exploration, and exploitation works carried
out or to be carried out on site are authorized
in accordance with the applicable legislation
and/or the Amended and Consolidated Basic
Convention. Other required permits and
authorizations (e.g., environmental, building,
etc.) are applied for by SimFer in compliance
with the application legislation and its
investment framework.
Activities related to Simandou must be
carried out in accordance with these
agreements and the laws of Guinea. As of
the date of this Form 20-F filing, material
permits and authorizations necessary to
develop and operate Simandou have
been obtained.

Tenure Number	Tenure Name	Tenure Type	Holder Group	Rio Tinto’s Interest	Tenure Status	Expiry Date	Current Area (ha)
A2011/011/ DIGM CPDM	Simandou Blocks 3 and 4	Mining concession	SimFer Jersey Limited (shareholders RT SimFer UK Ltd and CIOH) of which we have a 53% interest in 85% of the project => 45.05%	45.05%	Live	07 July 1964	36,900

Annual Report on Form 20-F 2024	355	riotinto.com
Additional information  |  US Disclosure
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
–The State can terminate the Amended
and Consolidated Basic Convention and/
or withdraw the Concession in various
circumstances such as (i) a material
breach by SimFer S.A. of its obligations
under the Amended and Consolidated
Basic Convention, including not reaching
first commercial production by a certain
date; (ii) the physical completion of the
Mining Infrastructure does not occur by
31 December 2026; the Main Rail Line,
SimFer Spur Line, WCS Spur Line and
WCS Barge Port are not completed by 31
December 2026, and the State withdraws
the WCS Concession, provided that these
deadlines can be postponed based on
legitimate grounds such as force majeure
events and/or following the application of
extension mechanisms provided for in,
and in accordance with, the Co-
Development Agreement and/or the Mine
Bipartite Agreement. No such termination
or withdrawal has been notified to SimFer
S.A. to date.
For further details regarding the titles, leases
and rights for Simandou, see Section 3 of the
Simandou Technical Report Summary filed
as exhibit 96.4 to this Form 20-F for the year
ended 31 December 2023 (“2023 Form 20-F”).
Personnel
Personnel will be engaged on either a
residential, or FIFO basis. During
construction, personnel will be sourced from
capital and regional centers in Guinea, as
well as overseas where local skills are
unavailable.
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
on pages 266-267.
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
The Ouéléba deposit is located towards the
southern end of the Simandou Range,
approximately 5km north of the Pic de Fon
deposit. It is an approximately 7km long and
700m wide zone of mineralisation.
The Pic de Fon deposit is an approximately
7.5km long, and 500m wide (extending
briefly to just over 1,000m wide at the
northern end of the deposit) zone of
mineralisation. The deposit forms part of a
north-northwest trending ridge, and both
deposits originated from an itabirite
precursor.
The ridge line likely forms part of an ancient
erosion surface, probably mid-tertiary in age,
which has been subjected to deep prolonged
tropical weathering.
Ouéléba hematite goethite mineralisation
consists mainly of friable hematite-goethite
material extending locally also to depths
greater than 400m below surface. Hematite
mineralisation at Pic de Fon consists mainly
of friable hematite material extending locally
to depths greater than 400m below surface.
Mineral Resources
The table on pages 292-293 sets out the
amount and grade, of Simandou’s Measured,
Indicated and Inferred Mineral Resources for
the year ended 31 December 2024. The 9%
increase in Measured and Indicated Mineral
Resources and 4% decrease in Inferred
Mineral Resources compared to the year
ended 31 December 2023 is primarily due to
updates to the Oueleba North model.
The Mineral Resources estimate is based on
the following assumptions:
–Exclusive of Mineral Reserves – Mineral
Resources are reported exclusive of
Mineral Reserves.
–Moisture – All Mineral Resources
tonnages are estimated and reported on
a dry basis.
–Mineral Resources are estimated using
ordinary kriging.
–The sample data preparation including
data capping is appropriate for use in
estimation of Mineral Resources.
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
For more information regarding the material
assumptions for the Mineral Resources
estimates, see Section 11 of the Simandou
Technical Report Summary filed as exhibit
96.4 to the 2023 Form 20-F.

Annual Report on Form 20-F 2024	356	riotinto.com
Additional information  |  US Disclosure
Mineral Reserves
The table on pages 280-281 sets out the
amount, grade, price and metallurgical
recovery of Simandou‘s Proven and
Probable Mineral Reserves for the year
ended 31 December 2024. There is no
material change in total Mineral Reserves
compared to the year ended 31 December
2023.  The updated Mineral Reserves reflect
a classification change from Proven Mineral
Reserves to Probable Mineral Reserves due
to geotechnical parameters supporting
design being largely at pre-feasibility study
level.
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
The Pic de Fon deposit will be the subject of
a feasibility study level investigation in the
future and more detail is provided in Table
1.2 of exhibit 96.4 to the 2023  Form 20-F.
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
For more information regarding the material
assumptions for the Mineral Reserves
estimates at Simandou, see Section 12 of
Simandou Technical Report Summary filed
as exhibit 96.4 to the 2023 Form 20-F.
Exploration
Exploration at Simandou is undertaken by
SimFer’s site resource evaluation team. The
current exploration strategy is focused on
developing a project pipeline prioritized in
areas that can extend current development.
Further drilling and updates to the Pic de Fon
Mineral Resourcea model will permit a
feasibility level study to assess the potential
conversion of the Mineral Resources in a
mineable extension of the current project.
Development of the known Mineral
Resources is a key objective of stakeholders
and over the life of mine, SimFer will
continue to progress its understanding of
these resources, and ultimately make
decisions on their development.
Additional information can be found in
Section 7 of the Simandou Technical Report
Summary filed as exhibit 96.4 to the 2023
Form 20-F.
Internal controls disclosure
pursuant to Item 1305 of
SK-1300 under Securities Act
of 1933
For a description of the internal controls that
Rio Tinto uses in its exploration and Mineral
Resources and Mineral Reservse estimation
efforts, quality control and quality assurance
programs, verification of analytical
procedures and a discussion of the risk
management related to these estimates, see
Mineral Resources and Mineral Reserves
Governance and Internal Controls on
page 300.

Annual Report on Form 20-F 2024	357	riotinto.com
Additional information
Financial calendar

2025
16	January	Fourth quarter 2024 operations review
30	January	Closing date for receipt of nominations for candidates other than those recommended by the Board to be elected as directors at the 2025 annual general meetings
19	February	Announcement of results for 2024
6	March	Rio Tinto plc and Rio Tinto Limited ordinary shares quoted “ex-dividend” for the 2024 final dividend
7	March	Rio Tinto plc ADRs quoted “ex-dividend” for the 2024 final dividend
7	March	Record date for the 2024 final dividend for Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs
27	March	Final date for elections under the Rio Tinto plc and Rio Tinto Limited dividend reinvestment plans and under facilities for dividends to be paid in alternative currency for the 2024 final dividend
3	April	Annual general meeting for Rio Tinto plc, UK
8	April	Dividend currency conversion date
16	April	First quarter 2025 operations review
17	April	Payment date for the 2024 final dividend to holders of ordinary shares and ADRs
1	May	Annual general meeting for Rio Tinto Limited, Australia
16	July	Second quarter operations review 2025
30	July	Announcement of half-year results for 2025
14	August	Rio Tinto plc and Rio Tinto Limited ordinary shares quoted “ex-dividend” for the 2025 interim dividend
15	August	Rio Tinto plc ADRs quoted “ex-dividend” for the 2025 interim dividend
15	August	Record date for the 2025 interim dividend for Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs
4	September	Final date for elections under the Rio Tinto plc and Rio Tinto Limited dividend reinvestment plans and under facilities for dividends to be paid in alternative currency for the 2025 interim dividend
16	September	Dividend currency conversion date
25	September	Payment date for the 2025 interim dividend to holders of ordinary shares and ADRs
16	October	Third quarter 2025 operations review
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
Such forward-looking statements involve
known and unknown risks, uncertainties and
other factors which may cause the actual
results, performance or achievements of
Rio Tinto, or industry results, to be materially
different from any future results, performance
or achievements expressed or implied by
such forward-looking statements. Such
forward-looking statements are based on
numerous assumptions regarding Rio Tinto’s
present and future business strategies and
the environment in which Rio Tinto will
operate in the future. Among the important
factors that could cause Rio Tinto’s actual
results, performance or achievements to
differ materially from those in the forward-
looking statements include, but are not
limited to:
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
changes in environmental, social and
governance reporting standards; safety
incidents or major hazard events; cyber
breaches; physical impacts from climate
change; the impacts of water scarcity; natural
disasters; an inability to successfully manage
the closure, reclamation and rehabilitation of
sites; the impacts of civil unrest; breaches of
Rio Tinto’s policies, standards and
procedures, laws or regulations; trade
tensions between the world’s major
economies; increasing societal and investor
expectations, in particular with regard to
environmental, social and governance
considerations; the
impacts of technological advancements; and
such other risks identified in Rio Tinto’s most
recent Annual Report and accounts in
Australia and the United Kingdom and the
most recent Annual Report on Form 20-F
filed with the SEC or Form 6-Ks furnished to,
or filed with, the SEC. Forward-looking
statements should, therefore, be construed
in light of such risk factors and undue
reliance should not be placed on forward-
looking statements. These forward-looking
statements speak only as of the date of this
report. Rio Tinto expressly disclaims any
obligation or undertaking (except as required
by applicable law, the UK Listing Rules, the
Disclosure Guidance and Transparency
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
Rio Tinto plc or Rio Tinto Limited will
necessarily match or exceed its historical
published earnings per share.

Annual Report on Form 20-F 2024	358	riotinto.com
Additional information
Contact details
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
Rio Tinto Limited
Computershare Investor Services Pty
Limited
GPO Box 2975
Melbourne
Victoria 3001
Australia
Telephone: +61 (0) 3 9415 4030
Australian residents only, toll free:
1800 813 292
New Zealand residents only, toll free:
0800 450 740
Website: computershare.com
Former Alcan Inc. shareholders
Computershare Investor Services Inc.
8th Floor
100 University Avenue
Toronto, ON
Canada
M5J 2Y1
Telephone: +1 (514) 982-7555
North American residents only,
toll free: +1 (800) 564-6253
Email: corporateactions@computershare.com
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
Constitution of Rio Tinto Limited (CAN 004 458 404) (as adopted by special resolution passed on 24 May 2000 and amended by special resolution on 18 April 2002, 29 April 2005, 27 April 2007, 24 April 2008, 20 April 2009, 7 May 2020 and 2 May 2024)

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

4.1*	Rules of the Rio Tinto plc Equity Incentive Plan 2018, approved on 11 April 2018 and amended on 12 February 2019, 4 March 2021, 28 June 2021, 19 October 2023 and 8 May 2024
4.2*	Rules of the Rio Tinto Limited Equity Incentive Plan 2018, approved on 2 May 2018 and amended on 12 February 2019, 4 March 2021, 28 June 2021 and 19 October 2023 and 8 May 2024
8.1*	List of subsidiary companies
11.1*	Securities Dealing Policy
12.1*	Certifications pursuant to Rule 13a‑14(a) of the Exchange Act
13.1*
Certifications furnished pursuant to Rule 13a‑14(b) of the Exchange Act (such certifications are not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference in any filing under the Securities Act)

15.1*	Consent of KPMG LLP and KPMG, independent registered public accounting firms
16.1*	Mine safety and health administration safety data
17.1*	Guarantors and Issuers of Guaranteed Securities
96.1	Technical Report Summary Pilbara Operations (incorporated by reference to Exhibit 96.1 of Rio Tinto plc Annual Report on Form 20-F for fiscal year ended 31 December 2021, File No. 1-10533)
96.2	Technical Report Summary Escondida (incorporated by reference to Exhibit 96.2 of Rio Tinto plc Annual Report on Form 20-F for fiscal year ended 31 December 2022, File 1-10533)
96.3	Technical Report Summary Oyu Tolgoi (incorporated by reference to Exhibit 96.3 of Rio Tinto plc Annual Report on Form 20-F for fiscal year ended 31 December 2022, file 1-10533)
96.4	Technical Report Summary Simandou (incorporated by reference to Exhibit 96.4 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2023, File No. 1‑10533)
97.1
Incentive-Based Compensation Clawback Policy, approved on 19 October 2023 (incorporated by reference to Exhibit 96.5 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2023, File No. 1‑10533)

101*	Interactive data files
*    Filed herewith
**    Paper filing in 1995

Signature
The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this Annual Report on their behalf.

Rio Tinto plc	Rio Tinto Limited
(Registrant)	(Registrant)
/s/ Andy Hodges	/s/ Tim Paine
Name: Andy Hodges	Name: Tim Paine
Title: Company Secretary	Title: Company Secretary

Date: 20 February 2025	Date: 20 February 2025